Form 20-F
period 2017-12-31
BANK OF CHILE
filed 2018-04-27
CIK 1161125

As filed with the Securities and Exchange Commission on April 27, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

Shares of common stock: 99,444,132,192

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

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

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

Unless otherwise indicated, the financial information included in this annual report with respect to 2013, 2014, 2015, 2016 and 2017 has been derived from financial statements that have been prepared in accordance with IFRS.  See Note 2(a) to our audited consolidated financial statements as of and for the year ended December 31, 2017 appearing elsewhere in this annual report.  IFRS differs in certain significant respects from Chilean Generally Accepted Accounting Principles (the “Chilean GAAP”) as issued by the Superintendencia de Bancos e Instituciones Financieras de Chile (the “Superintendency of Banks and Financial Institutions” or “SBIF”).  As a result, our financial information presented under IFRS is not directly comparable to any of our financial information presented under Chilean GAAP.  Accordingly, readers should avoid such comparison.

In this annual report, references to “$,” “U.S.$,” “U.S. dollars” and “dollars” are to United States dollars, references to “pesos” or “Ch$” are to Chilean pesos (see Note 2(t)) to our audited consolidated financial statements as of and for the year ended December 31, 2017 appearing elsewhere in this annual report), and references to “UF” are to “Unidades de Fomento.”  The UF is an inflation indexed Chilean monetary unit of account with a value in Chilean pesos that is linked to and adjusted daily to reflect changes in the Consumer Price Index (“CPI”) of the Instituto Nacional de Estadísticas (the “Chilean National Statistics Institute”). As of December 31, 2017 and April 20, 2018, one UF equaled Ch$26,798.14 and Ch$26,986.65, respectively.

This annual report contains translations of certain Chilean peso amounts into U.S. dollars at specified rates solely for your convenience.  These translations should not be construed as representations that the Chilean peso amounts actually represent such U.S. dollar amounts, were converted from U.S. dollars at the rate indicated in our audited consolidated financial statements as of and for the year ended December 31, 2017 or could be converted into U.S. dollars at the rate indicated.  Until November 30, 2011, Banco de Chile applied the observed exchange rate reported by the Banco Central de Chile (the “Central Bank”) in order to translate its financial statements from Chilean pesos to U.S. dollars.  However, beginning December 1, 2011, Banco de Chile adopted the exchange rate of accounting representation, or spot exchange rate, for such matters. This is also described in “Item 3.  Key Information—Selected Financial Data—Exchange Rates.”  Thus, unless otherwise indicated, the U.S. dollar amounts have been translated from Chilean pesos based on the exchange rate of accounting representation as of December 31, 2017 as determined by our Treasury on a daily basis, based on the average of the daily closing bid and offer rates reported by Bloomberg for the Santiago Stock Exchange.  As of December 31, 2017 and April 20, 2018, the exchange rates of accounting representation were Ch$615.43 = U.S. $1.00 and Ch$596.05 = U.S.$1.00, respectively.  As of the same dates, the observed exchange rates, as published by the Central Bank, were Ch$615.22 = U.S.$1.00 and Ch$594.42 = U.S.$1.00, respectively.

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

In this annual report, “past due loans” are any loans for which the counterparty has failed to make a payment when contractually due, including installments that are overdue, plus the remaining balance of principal and interest on such loans.  In order to distinguish between different overdue time periods, the corresponding time period is included after the term “Past due Loans” (for example, “Past due Loans—90 days or more”).  For more information, please see “Item 4.  Information on the Company—Selected Statistical Information—Classification of Loan Portfolio Based on the Borrower’s Payment Performance.”

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

Certain figures included in this annual report and in our audited consolidated financial statements as of and for the year ended December 31, 2017 have been rounded for ease of presentation.  Percentage figures included in this annual report have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding.  For this reason, percentage amounts in this annual report may vary slightly from those obtained by performing the same calculations using the figures in our audited consolidated financial statements as of and for the year ended December 31, 2017.  Certain other amounts that appear in this annual report may similarly not sum due to rounding.

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

PART I

Item 1              Identity of Directors, Senior Management and Advisors

Not Applicable.

Item 2              Offer Statistics and Expected Timetable

Not Applicable.

Item 3              Key Information

SELECTED FINANCIAL DATA

The following tables present historical financial information about us as of the dates and for each of the periods indicated.  The following tables should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements as of and for the year ended December 31, 2017 appearing elsewhere in this annual report.  The financial information for the years ended December 31, 2013, 2014, 2015, 2016 and 2017 is presented under IFRS.

Our audited consolidated financial statements have been prepared in accordance with IFRS for the years ended December 31, 2013, 2014, 2015, 2016 and 2017.

	For the Year Ended December 31,
	2013		2014		2015		2016		2017		2017
	(in millions of Ch$, except share and per share data)										(in thousands of U.S.$)(1)
IFRS:
CONSOLIDATED STATEMENT OF INCOME DATA
Interest revenue	Ch$	1,765,942	Ch$	2,045,604	Ch$	1,908,457	Ch$	1,916,992	Ch$	1,886,700	ThU.S.$	3,065,661
Interest expense	(704,371)		(788,788)		(680,169)		(690,259)		(652,005)		(1,059,430)
Net interest income	1,061,571		1,256,816		1,228,288		1,226,733		1,234,695		2,006,231
Net fees and commissions income	287,093		272,188		305,979		321,271		347,674		564,929
Net financial operating income	32,672		35,204		44,412		128,575		(29,661)		(48,195)
Foreign exchange transactions, net	71,457		70,225		57,318		12,405		104,875		170,409
Other operating income	25,884		27,211		25,486		28,575		29,959		48,680
Provisions for loan losses	(221,653)		(261,566)		(246,222)		(259,263)		(221,255)		(359,513)
Total operating expenses	(619,530)		(727,360)		(726,278)		(787,047)		(784,356)		(1,274,485)
Income attributable to associates	1,780		2,486		3,243		4,014		5,511		8,955
Income before income taxes	639,274		675,204		692,226		675,263		687,442		1,117,011
Income taxes	(89,085)		(79,685)		(82,321)		(100,212)		(115,361)		(187,448)
Net income from continued operations, net of taxes	Ch$	550,189	Ch$	595,519	Ch$	609,905	Ch$	575,051	Ch$	572,081	ThU.S.$	929,563
Net income from discontinued operations, net of taxes	—		—		—		—		—		—
Net income for the year	Ch$	550,189	Ch$	595,519	Ch$	609,905	Ch$	575,051	Ch$	572,081	ThU.S.$	929,563
Attributable to:
Equity holders of the parent	550,188		595,518		609,903		575,051		572,080		929,561
Non-controlling interest	1		1		2		—		1		2
Earnings per share(2)	5.54		5.99		6.13		5.78		5.75		0.01
Earnings per ADS	3,494.31		3,774.87		3,806.79		3,534.27		3,451.67		5,608.55
Dividends per share(3)	3.90		3.98		3.88		3.81		3.50		0.01
Weighted average number of shares (in millions)	99,260.54		99,444.13		99,444.13		99,444.13		99,444.13

(See footnotes below)

	For the Year Ended December 31,
	2013		2014		2015		2016		2017		2017
	(in millions of Ch$, except share and per share data)										(in thousands of U.S.$)
IFRS:
CONSOLIDATED STATEMENT OF FINANCIAL POSITION DATA
Cash and due from banks	Ch$	873,308	Ch$	915,133	Ch$	1,361,222	Ch$	1,408,167	Ch$	1,057,393	ThU.S.$	1,718,137
Transactions in the course of collection	300,026		356,185		319,679		206,972		255,968		415,917
Financial assets held for trading	326,921		293,458		843,574		1,379,958		1,538,578		2,500,005
Cash collateral on securities borrowed and reverse repurchase agreements	82,422		27,661		46,164		55,703		91,641		148,906
Derivative instruments	374,687		832,267		1,127,122		939,649		1,247,941		2,027,755
Loans and advances to banks	1,062,056		1,155,365		1,395,544		1,173,187		760,021		1,234,943
Loans to customers, net	20,441,472		21,400,775		24,022,983		24,843,655		24,955,692		40,550,009
Financial assets available-for-sale	1,681,883		1,608,796		1,007,263		374,470		1,526,315		2,480,079
Investments in other companies	14,407		23,043		25,849		30,314		35,771		58,124
Intangible assets	72,223		66,859		64,700		65,036		72,455		117,731
Property and equipment	197,578		205,403		215,671		219,082		216,259		351,395
Investment properties	16,317		15,936		15,042		14,674		14,306		23,246
Current tax assets	—		—		—		6,657		23,032		37,423
Deferred tax assets, net	56,421		94,240		129,192		176,923		161,265		262,036
Other assets	373,987		586,555		483,591		462,857		604,800		982,728
Total assets	Ch$	25,873,708	Ch$	27,581,676	Ch$	31,057,596	Ch$	31,357,304	Ch$	32,561,437	ThU.S.$	52,908,434
Current accounts and other demand deposits	5,984,332		6,934,373		8,327,048		8,321,148		8,915,706		14,486,954
Transactions in the course of payment	51,898		53,049		35,475		25,702		29,871		48,538
Cash collateral on securities lent and repurchase agreements	256,766		249,482		184,131		216,817		195,392		317,489
Saving accounts and time deposits	10,402,725		9,721,246		9,907,692		10,552,901		10,067,778		16,358,933
Derivative instruments	426,110		827,123		1,079,342		966,509		1,392,995		2,263,450
Borrowings from financial institutions	989,465		1,098,716		1,529,627		1,040,026		1,195,028		1,941,777
Debt issued	4,366,960		5,057,956		6,102,208		6,177,927		6,488,975		10,543,807
Other financial obligations	210,926		186,573		173,081		186,199		137,163		222,873
Currents tax liabilities	7,131		19,030		24,714		—		3,453		5,611
Deferred tax liabilities, net	—		—		—		—		—		—
Provisions	154,650		185,643		182,832		187,568		194,537		316,099
Employee benefits	67,944		81,515		74,791		83,345		86,628		140,760
Other liabilities	275,762		255,995		261,330		291,488		308,563		501,378
Total liabilities	Ch$	23,194,669	Ch$	24,670,701	Ch$	27,882,271	Ch$	28,049,630	Ch$	29,016,089	ThU.S.$	47,147,669
Total equity	2,679,039		2,910,975		3,175,325		3,307,674		3,545,348		5,760,765
Total liabilities and equity	Ch$	25,873,708	Ch$	27,581,676	Ch$	31,057,596	Ch$	31,357,304	Ch$	32,561,437	ThU.S.$	52,908,434

(See footnotes below)

	As of December 31,
	2013	2014	2015	2016	2017
IFRS:
CONSOLIDATED RATIOS
Profitability and Performance
Net interest margin(4)	4.67%	5.12%	4.68%	4.41%	4.30%
Return on average total assets(5)	2.25	2.24	2.08	1.86	1.79
Return on average equity(6)	20.67	20.98	19.60	18.00	16.09
Capital
Average equity as a percentage of average total assets	10.90	10.67	10.63	10.33	11.11
Bank regulatory capital as a percentage of minimum regulatory capital	274.26	279.83	275.34	290.48	304.38
Ratio of liabilities to regulatory capital(7)	10.90	10.65	10.87	10.26	9.76
Credit Quality
Substandard loans as a percentage of total loans(8)	3.48	3.79	3.83	3.42	3.07
Allowances for loan losses as a percentage of substandard loans(8)	60.52	59.17	58.51	63.91	63.50
Provision for loan losses as a percentage of average loans	1.12	1.21	1.07	1.05	0.87
Allowances for loan losses as a percentage of total loans	2.10	2.24	2.24	2.18	1.95
Operating Ratios
Operating expenses/operating revenue	41.90	43.77	43.71	45.82	46.48
Operating expenses/average total assets	2.54%	2.73%	2.48%	2.55%	2.45%

(1)         Translations of Chilean peso amounts into U.S. dollars are based on the exchange rate of accounting representation, or the spot exchange rate, which is determined on a daily basis by our Treasury, based on the average of the daily closing bid and offer rates reported by Bloomberg for the Santiago Stock Exchange.  Thus, amounts stated in U.S. dollars as of and for the fiscal year ended December 31, 2017 have been translated from Chilean pesos based on the spot exchange rate of Ch$615.43 to U.S. $1.00 as of December 31, 2017.

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

(8)         See “Item 4.  Information on the Company—Selected Statistical Information—Analysis of Substandard and Past Due Loans.”

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

Purchases and sales of foreign exchange are not required to be conducted in the Formal Exchange Market and therefore may be carried out in the Mercado Cambiario Informal (the “Informal Exchange Market”).  There are no price limits imposed on transactions carried out in the Informal Exchange Market.  On March 31, 2018, the average exchange rate in the Informal Exchange Market was Ch$603.80 per U.S. $1.00, or 0.2% lower than the observed exchange rate of Ch$605.26 per U.S.$1.00 as reported by the Central Bank on the same date.

The following table sets forth the annual low, high, average and period-end observed exchange rate for U.S. dollars for each referenced period, as reported by the Central Bank:

	Daily Observed Exchange Rate Ch$ per U.S.$(1)
Year	Low(2)	High(2)	Average(3)	Period End(4)
	(in Ch$)
2013	466.50	533.95	495.35	523.76
2014	524.61	621.41	570.37	607.38
2015	597.10	715.66	654.07	707.34
2016	645.22	730.31	676.94	667.29
2017	615.22	679.05	648.85	615.22
October 2017	619.68	640.52	629.55	636.49
November 2017	629.21	642.41	633.77	642.41
December 2017	615.22	655.74	636.92	615.22
2018 (through April 20)	588.28	614.75	601.50	594.42
January 2018	599.33	614.75	605.53	604.42
February 2018	588.28	603.25	596.84	589.15
March 2018	593.61	609.58	603.45	605.26
April 2018(through April 20)	594.41	605.17	600.17	594.42

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

The observed exchange rate on April 20, 2018 was Ch$594.42 = U.S.$1.00.

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

We are also subject to market risks that are presented both in this subsection and in Note 42 to our audited consolidated financial statements as of and for the year ended December 31, 2017 appearing elsewhere in this annual report.

Risks Relating to our Operations and the Chilean Banking Industry

The growth of our loan portfolio may expose us to increased loan losses.

During the last five years, our total loan portfolio has grown at a compounded average growth rate (“CAGR”) of 6.3% per year. This expansion has been primarily fostered by growth in both residential mortgage (12.2% per year on average) and consumer loans (7.2% per year on average), and, to a lesser extent, by an expansion in commercial loans (3.5% per year on average).  The growth in our loan book has been aligned with our mid-term strategic goals, which aim to diversify our business model by optimizing our risk-return relationship in order to maintain profitable growth. In this regard, we recognize that the expansion experienced by our retail banking segment over the last years may expose us to higher levels of charge-offs and may require us to establish higher levels of allowances for loan losses in the future. For this reason, we are constantly striving to develop and utilize improved scoring and approval models while strengthening our collection procedures in order to mitigate the risks associated with this business growth. For the year ended December 31, 2017, our loan portfolio was Ch$25,451,513 million, which represented a 0.2% annual increase as compared to the Ch$25,398,424 million we recorded as of December 31, 2016.  Our allowances for loans losses decreased 10.6% from Ch$554,769 million in 2016 to Ch$495,821 million in 2017. As a result, our risk-index ratio (allowances for loan losses to total loans) decreased from 2.18% in 2016 to 1.95% in 2017.

Our loan portfolio may not continue to grow at the same or similar rates as it has in the past.

The loan portfolio of the Chilean banking industry grew at a CAGR of 13.6% during the 10-year period from 2002 to 2012 (excluding the operations of subsidiaries abroad). This expansion was fostered by an overall effort of all market participants to increase banking penetration of lower and middle income segments, as well as small and medium-sized companies by broadening their value offerings. As a result, loan growth was mainly prompted by the expansion in both consumer loans (16.9% per year on average) and mortgage loans (16.0% per year on average), and—to a lesser extent—by growth in commercial loans (11.4% per year on average). Although these efforts have been supported by the growth of the Chilean gross domestic product (“GDP”), the deceleration of the local economy over the last five years, and the introduction of diverse reforms on general matters, including both banking and non-banking rules, have threatened both the pace of growth of the industry and banking penetration rate. In fact, in the five years ended 2017, the loan portfolio of the Chilean banking industry grew at a CAGR of 8.3%, reflecting the decline in investment and lower consumer confidence, as evidenced by indices (Indice de Percepción Económica de los Consumidores (“IPEC”) and  Indice Mensual de Confianza Empresarial (“IMCE”)) used by the Central Bank. Accordingly, a sharp slowdown or negative GDP growth, as well as a change in the behavior of banking customers, could adversely affect the growth rate of the industry and, therefore, the expansion of our loan portfolio. Similarly, this could affect our credit quality indicators and, accordingly, lead us to establish higher allowances for loan losses. For more information, see “Item 4.  Information on the Company—Regulation and Supervision” and “Item 4.  Information on the Company—Selected Statistical Information.”

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

Regarding Basel III, in 2014, the Chilean Ministry of Finance announced an overall review and various modifications to the Chilean Banking Act.  Accordingly, during 2015, the Chilean Ministry of Finance convened a working-group of financial experts to analyze and recommend modifications to the General Banking Act. This working-group released a final report in January 2016 recommending that modifications to the General Banking Act should be phased-in. Based on this report, the Ministry of Finance submitted a bill to the Chilean congress on June 12, 2017, modifying the current General Banking Act. The proposed legislation addresses three main topics aimed at modernizing the Chilean banking framework by adopting the Basel III Guidelines; considering a phased-in transition from Basel I, introducing changes to the corporate governance of the local regulator such that certain powers currently vested in the SBIF will be transferred in the future to Chile’s Financial Market Commission (“CMF”), and establishing a resolution regime for Chilean banks in the case of insolvency. The bill also addresses other modifications such as increased of deposit insurance for time deposits, stricter requirements for members of banks’ boards of directors, changes in relation to confidential information of banks’ customers, among others. The CMF was established in January 2018, pursuant to Law No. 21,000 and replaced the SVS. It currently oversees the Chilean Financial Market (comprised of publicly traded companies, insurance companies, insurance brokers, mutual funds and investment funds). Upon approval of the reforms to the General Banking Act by the Chilean congress and subsequent enactment by the Chilean government, the CMF is expected to assume supervision of banking activities by replacing and assuming the powers of the SBIF. In January 2018, the proposed bill was passed by the Lower House of the Chilean congress, which introduced certain provisions to the former bill presented by the Chilean government, and is currently being analyzed by the Upper House. If adopted, these rules are expected to be gradually implemented and we cannot rule out whether they will affect our profitability or results of operations in the future.

During 2015, the Central Bank published a final version of new liquidity standards for local banks, based on Basel III guidelines. The SBIF is the institution empowered to put these guidelines into practice and monitor them on an ongoing basis.  Accordingly, the SBIF released a set of new liquidity requirements for banks (Circular No. 3,585) on July 31, 2015. These guidelines established reporting requirements for local banks with respect to management and measurement of banks’ liquidity position, compelling banks to share financial information with the regulator and the general public regarding liquid assets, liabilities, concentration by type of instrument and counterparty, weighted maturity by type of liability, among others metrics. Also aligned with Basel III, since 2016, banks are required to report and monitor liquidity ratios such as Liquidity Coverage Ratio (“LCR”) and Net Stable Funding Ratio (“NSFR”).  These liquidity requirements are aimed at improving information—in quantity and quality—about the actual situation of banks without imposing specific limits, except liquidity mismatches for 30-day and 90-day periods, for which thresholds with respect to banks’ capital, are already in place.  Regulatory limits for LCR and NSFR, which could be gradually phased in, are expected to be defined and implemented by the second half of 2018. Since we have no certainty regarding the limits to be imposed by the SBIF on the banking industry and Banco de Chile in particular, we cannot assure you that our results of operations and profitability will not be impacted by actions we may take in order to fulfil new regulatory limits on liquidity. For more information on liquidity matters see “Item 4.  Information on the Company—Regulation and Supervision.”

As for credit risk allowances, on December 30, 2014, the SBIF published a set of amendments to the regulations on allowances for potential loan losses establishing a standardized method for calculating loan loss provisions for residential mortgage loans, based on past due behavior and loan-to-value ratios, while providing new and more precise definitions for impaired loans and new requirements to remove loans from such portfolio.  This set of rules also addressed the possibility of putting into practice standardized credit risk provisioning models for consumer and commercial loan portfolios, evaluated on a grouped basis, in the future. The new guidelines also introduced changes to the treatment of provisions related to factoring loans and guarantors. This new set of rules went into effect on January 1, 2016 and had no material impact on our results prepared under both IFRS and Chilean GAAP for the years ended December 31, 2016 and 2017. Notwithstanding the above, it is important to note that in January 2018, the SBIF published for comment a set of amendments to provisioning rules for commercial loans evaluated on a grouped basis, which are mainly associated with personal businesses, SMEs, student loans, factoring and leasing. Currently, all Chilean banks under supervision of the SBIF, utilize internal models for calculating loan loss provisions for these types of loans. Although the aim of this new regulation is to promote the use of standardized models, the SBIF is also open to continue accepting the use of internal models under certain conditions. The period for public comment of this regulation ended on February 12, 2018 and the final framework will go into effect in January 2019. As there is no certainty regarding the extent and the methodology this regulation will ultimately establish, we cannot assure you it will not have an impact on our results of operations under Chilean GAAP. Similarly, we cannot rule out that future changes in provisioning rules for other types of commercial or consumer loans or related definitions, if introduced, will not affect our results under IFRS or Chilean GAAP, as applicable.

Additionally, in recent years the Chilean government has focused on matters related to consumer protection. Since 2010 several legal and administrative regulations have been amended and revoked in order to strengthen consumer protection and the relationship between financial institutions and their customers.  For example, modifications to the Consumer Protection Law (Law No. 19,496) have been approved by the Chilean congress, that give more powers to the Consumer Protection Agency (“SERNAC”) by providing SERNAC with the authority to:  (i) promulgate regulations and guidelines, (ii) interpret legal or administrative regulations, (iii) preside over proceedings against financial institutions, (iv) impose fines, (v) exercise class actions and (vi) carry out collective mediations, among others.  The bill considerably increases the amount associated with fines, up to UTA 45,000 (Unidades Tributarias Anuales) that represented approximately U.S.$41.2 million as of December 31, 2017 for every occurrence. Likewise, clients will be able to seek compensation in the form of damages though class actions, including moral damages.  Relevant provisions of the bill were intended to go into effect six months after its enactment.  However, after the Chilean congress approved the bill, the Constitutional Court declared certain powers granted to SERNAC in the bill to be unconstitutional. The Constitutional Court excluded the following powers from SERNAC’s authority: the power to dictate or interpret provisions, the power to impose sanctions and the power to rule over conflicts between suppliers and clients, as those powers are reserved for the courts. Although the decree of the President of the Republic enabling the bill to be enacted as law is currently before the Office of the Comptroller General of the Republic for its registration, there are ongoing discussions regarding the scope of the judgment by the Constitutional Court and therefore the final content of the law.   We cannot assure you when this bill will be enacted or that it will not significantly affect the local banking industry.

In January 2017, a bill was sent to the Chilean congress with the aim of regulating the potential liability for payments providers (such as banks) and clients in cases of fraudulent transactions  made with lost or stolen credit or debit cards or any other means of payment (excluding checks and demand deposits), including electronics payments. The bill establishes that a client is not responsible for operations carried out without his or her authorization when the fraud derives from third party use of the necessary data to perform such operations without the client’s acknowledgement. The payments provider will then be responsible for proving that the client was aware of the fraudulent operations or that the client acted without due diligence when handling the means of payment. Any agreement between the payments provider and the client to the contrary, will be considered null under this bill. Finally, the bill also establishes obligations on the payments provider to have adequate measures to protect the means of payment in the event of unlawful acts, holding the provider liable for damages caused by deficiencies in security and protection of the technology systems through which services are provided. There is no certainty as to what changes will be made to the bill as it is discussed by the Chilean congress or when it may go into effect. We cannot assure the impact that this assumption of legal responsibility may have on the banking industry or Banco de Chile in particular in the case of fraud and, consequently, the consequences of a potential legal obligation to pay damages  to clients.

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

In this regard, various amendments to IFRS were adopted in 2018 and others are expected during the coming years. First, IFRS 9 “Financial Instruments” became effective on January 1, 2018. Under this standard, new models of expected loss must be developed by companies in order to determine the impairment of loans and instruments available for sale. Additionally, IFRS 9 provides new guidelines for the valuation and classification of financial instruments. Second, IFRS 15 “Revenues from Contracts with Customers” became effective on January 1, 2018. This standard establishes a new model for the recognition of recurrent income, which could differ to some extent from the current criteria. Lastly, IFRS16 “Leases” will become effective on January 1, 2019. This standard modifies accounting models associated with an entity’s role as lessee or tenant in terms of the recognition of assets and liabilities for all leases existing on January 1, 2019. All of these standards require issuers to include new disclosures in the notes to their financial statements. Based on the assessment we carried out for both IFRS 15 and IFRS 16 we have concluded there will be no material impact on our results of operations and financial condition. In the case of the adoption of IFRS 9, we are currently assessing the effect this amendment may have on our results of operations. For more information, see Note 43 to our audited consolidated financial statements as of and for the year ended December 31, 2017 appearing elsewhere in this annual report.

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

We also face competition from non-banking competitors in some of our credit products, especially credit cards and installment loans.  In these markets, competition from non-banking companies like large department stores, private compensation funds and saving and credit cooperatives has become increasingly significant.  In addition, we face competition from other types of lenders, such as non-banking leasing, factoring and automobile financing companies (especially in credit products), as well as mutual funds, pension funds and insurance companies within the market for savings products and mortgage loans. It is important to note that some of these non-banking competitors are not regulated by the SBIF and, therefore, they are not subject to the same specific solvency or liquidity requirements, among other requisites, as banks. Nevertheless, banks continue to be the main suppliers of leasing, factoring and mutual fund management, while growing quickly in insurance brokerage services.  However, we cannot assure you that this trend will continue in the future.

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

Our exposure to certain segments of the retail market could lead to higher levels of total past due loans and subsequent charge-offs.

Although we have historically been focused on wholesale banking, over the last five years we have reoriented our commercial strategy to increase penetration of the retail banking segment while maintaining our market-leading position in wholesale banking.  In fact, according to our management information systems, the share of the retail banking segment in our total loan book has increased from 46.3% in 2012 to 58.6% in 2017. Although this trend has been associated with expansion in middle and higher income personal banking, our retail banking segment is also composed of small and medium-sized companies (approximately 12.9% of our total loan book as of December 31, 2017, which consists of companies with annual sales of up to Ch$1,600 million) and, to a lesser extent, of lower-income individuals (approximately 3.0% of our total loan book as of December 31, 2017, which consists of individuals with monthly incomes ranging from Ch$180,000 to Ch$500,000). Since these customers are likely to be more severely affected by adverse developments in the Chilean economy than large corporations and higher-income individuals, we may be exposed to higher levels of past due loans and subsequent write-offs, in the future, which could result in materially higher allowances for loan losses that could adversely affect our results of operations.

As of December 31, 2017, our past due loans (loans 90 days or more past due) reached Ch$302,595 million, which represented a 4.1% annual increase when compared to the Ch$290,686 million recorded in 2016.  These figures translated into past due ratios (loans 90 days or more past due over total loans) of 1.14% in 2016 and 1.19% in 2017. According to our management information systems, as of December 31, 2017 our past due loans (loans 90 days or more past due) were composed of 91.7% retail banking 90 days or more past due loans (consumer and residential mortgage loans to individuals, as well as commercial loans to small and medium sized companies) and 8.3% wholesale banking 90 days or more past due loans (commercial loans to large companies and corporations). During the prior fiscal year, our past due loans (90 days or more) portfolio was composed of 91.3% retail banking past due loans (90 days or more) and 8.7% wholesale banking past due loans (90 days or more).

A combination of various market dynamics affecting our segments may affect our past due loans (loans 90 days or more past due) ratio year over year.  In fact, given specific market trends, for the year ended December 31, 2017, we experienced a moderate annual increase of approximately Ch$10,173 million in past due loans in the retail segment, whereas past due loans (loans 90 days or more past due) in the wholesale banking segment remained relatively flat with a Ch$319 million decrease, in each case as compared to 2016. The trend for the retail banking past due loans (90 days or more) was primarily explained by an annual increase of Ch$11,365 million in the amount of past due loans (loans 90 days or more past due) related to the residential mortgage loan book, mainly due to the high growth rates shown by these types of credits over the last five years. On the other hand, the past-due loan book of the wholesale banking segment benefited from improvements in the financial condition of specific wholesale customers, some of them related to the fishing sector, and other clients who settled their loan balances with us. Given the unpredictability of how certain market fluctuations and related changes to macroeconomic indicators may affect our diverse customer segments, we cannot assure you that we will be able to maintain a balanced risk-return equation if global or local economic conditions continue to deteriorate further in the future.

For more information on past due loans, see “Item 4.  Information on the Company—Selected Statistical Information—Analysis of Substandard and Past due Loans.”

Our results of our operations are affected by interest rate volatility and inflation.

Our results of our operations depend to a great extent on our net interest income, which represented 73.2% of our total operating revenues in 2017. Changes in nominal interest rates and inflation could affect the interest rates earned on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities, resulting in net income reduction.  Inflation and interest rates are sensitive to several factors beyond our control, including the Central Bank’s monetary policy, deregulation of the Chilean financial sector, local and international economic developments and political conditions, among other factors. In addition, changes in interest rates affect securities and other investments or assets that are recorded at fair value and are therefore exposed to potential negative fair value adjustments. Any volatility in interest rates could have a material adverse effect on our financial condition and results of operations.

The average annual short-term nominal interest rate in Chile for 90 to 360 day deposits received by Chilean financial institutions was 3.77% in 2015, 4.04% in 2016 and 3.03% in 2017.  The average long-term nominal interest rate based on the interest rate of the Central Bank’s five-year bonds traded in the secondary market was 4.14% in 2015, 4.09% in 2016 and 3.73% in 2017.

Inflation in Chile has been moderate in recent years, especially in comparison with periods of high inflation experienced in the 1980s and 1990s.  High levels of inflation in Chile could adversely affect the Chilean economy, consumer purchasing power, household consumption and investment in machinery and equipment and, therefore, the demand for financing and our business.  The annual inflation rate (as measured by annual changes in the CPI and as reported by the Chilean National Institute of Statistics) during the last five years and the first three months of 2018 was:

Year	Inflation (CPI Variation)
2013	3.0
2014	4.6
2015	4.4
2016	2.7
2017	2.3
2018 (through March 31)	0.7%

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

Our current credit ratings determine the cost and the terms upon which we are able to obtain funding in the ordinary course of business. Rating agencies regularly evaluate us by taking into account diverse factors, including our financial strength, the business environment and the economic backdrop in which we operate. Thus, methodologies used by rating agencies evaluate Chile’s sovereign debt ratings when determining our ratings. During 2017, both Standard & Poor’s Ratings Service (“S&P”) and Fitch Ratings Service (“Fitch”) downgraded Chile’s sovereign credit rating, while Moody’s Investors Service (“Moody’s”) changed the outlook to negative from stable. Following these rating actions, S&P and Moody’s also changed Banco de Chile’s ratings. In fact, during 2017 S&P downgraded our credit rating from A+ to A, changing the outlook from negative to stable. On the other hand, Moody’s maintained Banco de Chile’s credit rating in Aa3, although modified the outlook from neutral to negative. While Chile’s current long-term debt credit ratings remain investment grade, these credit ratings may deteriorate further and adversely affect our credit rating.

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

Due to the recent volatility in the financial markets and concerns about the soundness of developed and emerging economies, we cannot assure you that rating agencies will maintain our and Chile’s sovereign debt current ratings and outlooks.

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

As of April 20, 2018, LQ Inversiones Financieras S.A. (“LQIF”), a holding company beneficially owned by Quiñenco S.A. and Citigroup Chile S.A., holds directly and indirectly approximately 51.20% of the voting rights of our shares.  Subject to our bylaws and applicable law, these principal shareholders are in a position to elect a majority of the members of our board of directors and control all matters decided by a shareholder vote, including the approval of fundamental corporate transactions.

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

While our ADSs have been listed on the New York Stock Exchange (the “NYSE”) since the first quarter of 2002, there can be no assurance that an active trading market for our ADSs will be sustained.  During 2017, a daily average volume of approximately 44,241 of our American Depositary Receipts (“ADRs”) were traded on the NYSE, according to data provided by Bloomberg. Although our shares are traded on the Santiago Stock Exchange, the Valparaiso Stock Exchange and the Chilean Electronic Stock Exchange, the Chilean market for our shares in Chile is small and somewhat illiquid. As of April 20, 2018, approximately 31.89% of our outstanding shares were held by shareholders other than our principal shareholders, including LQIF, SM-Chile and SAOS, considering direct ownership and voting rights.

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

Developments in international financial markets may adversely affect the market price of the ADSs and shares

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

The global economy appears to have overcome a long period of turbulence and volatility, which began in 2007 with the subprime mortgage crisis, when many U.S. banks and financial institutions disclosed significant write-downs related to their exposure to mortgage-backed securities and other similar financial instruments. This situation led to significant government intervention for important banks worldwide, bankruptcy for others and active M&A activity intended to rescue failing banks and maintain the confidence of investors and customers while avoiding bank runs.  Today, these government actions are less frequent and the U.S. economy in particular is showing solid signs of recovery. Accordingly, in December 2015, the U.S. Federal Reserve began to taper its quantitative easing programs undertaken after the subprime crisis. Since then, the U.S. Federal Reserve has gradually increased the marginal standing facility rate from a range of 0%-0.25% to 0.25%-0.50% in December 2015, most recently increasing this range to1.25%-1.50% in December 2017. Although these increases were expected and perceived as a positive signal worldwide for investors and traders, we cannot assure you that past developments will not occur again in the future or that any future developments in the international markets will not affect us, including our results of operations and, consequently, the market price of our ADSs and shares.

Additionally, during 2015, new doubts about the financial condition of European banks arose.  Similarly, the fiscal condition of many countries remained weak. Even though our exposure to customers from troubled European countries such as PIIGS countries (Portugal, Ireland, Italy, Greece and Spain) only represents 0.07% of our total loans as of December 31, 2017, we cannot assure you that volatility in global financial markets due to the uncertainty regarding the fiscal condition of these or other European countries will not continue and affect the Chilean economy and consequently the financial condition and results of operations of the entire Chilean banking system, including us. Accordingly, the price of our ADS could be adversely affected by a new financial turmoil in the Eurozone, political issues, armed conflicts, uncertainty due to terrorism, a slower than expected recovery, or a deterioration in healthier economies, such as Germany.

Lastly, uncertainty regarding the future of emerging and developed economies remains, given specific issues. For example, recent political developments such as the election of new administrations in developed countries, the upcoming elections in Latin America, the materialization of the exit of Great Britain from the Eurozone, armed conflicts in the Middle East and Asia, escalating tensions between the U.S. and North Korea, terrorism, the global migration crisis and waves of populism looming in different countries, illustrate volatile social and political environments that could harm foreign trade and economic growth.  In particular, the U.S. government has begun the renegotiation of or continued to suggest an intention to re-negotiate certain free trade agreements that the U.S. holds with various nations while implementing higher import taxes, among other measures. Although the effects of any of the current or potential renegotiations are still unclear, any policy undertaken by the U.S. government in this respect may have a material adverse effect on global trade and capital markets, which, in turn, could impact the Chilean economy, the local banking industry and, ultimately, our results of operations, financial condition and the price of our ADS. Similarly, following the Brexit referendum in June 2016, the U.K. government initiated the formal process to leave the EU on March 29, 2017, which will result in the U.K. leaving the EU on March 29, 2019 unless the U.K. and the remaining EU member states agree otherwise. The consequences of Brexit, together with the significant uncertainty regarding the terms on which the U.K. will leave the EU, could introduce additional uncertainties into global financial markets. Additionally, developments in the Chinese economy have led to increasing volatility in the financial markets in the past, affecting international commodity prices, including copper which is Chile’s main export. Due to the importance of copper exports and overall mining activity to Chilean economic growth, a prolonged slowdown in the Chinese economy, a Chinese-U.S. trade war or other developments may drive copper prices down and adversely affect the Chilean economy.  Although our exposure to the Chilean mining sector does not exceed 1.7% in terms of total loans, we cannot assure you that new developments affecting the Chinese economy will not have a material impact on overall Chilean economic activity and, therefore, in the local banking industry which could lead to lower loan growth for us and the Chilean financial industry as a whole, affecting the price of our shares and ADS.

While we are not experiencing any immediate adverse impact on our financial condition as a direct result of Brexit, adverse consequences such as deterioration in economic conditions, volatility in currency exchange rates or other adverse changes such as reduced growth and higher volatility in global capital markets—all of which could adversely affect the price of our ADSs.

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

During 2013, the Chilean economy entered into a moderate slowdown by recording a 4.0% GDP expansion, which deepened throughout the following years with GDP recording annual expansions of 1.9%, 2.3% and 1.3% in 2014, 2015 and 2016, respectively. This trend in GDP deceleration was the result of low levels of both corporate and individual confidence, as evidenced by indexes (IPEC and IMCE) used by the Central Bank, due to factors such as slower growth of Chile’s main commercial partners, especially China, and uncertainty associated with diverse reforms presented by the administration appointed in 2014. During 2017, the Chilean economy continued to grow slowly by recording a moderate 1.5% expansion, mainly supported by an increase of 2.4% in private consumption that helped offset a 1.1% decrease in investment (understood as fixed capital formation). Although the Chilean economy has growth potential of at least 3.2% per year and GDP expansion continues to be positive, we cannot assure you that the local economy will continue growing in the future or that developments affecting the Chilean economy and the local banking industry will not materially affect our business, financial condition or results of operations.  For more information, see “Item 5.  Operating and Financial Review and Prospects—Operating Results—Overview”.

Currency fluctuations could adversely affect the value of our ADSs and any distributions on the ADSs.

The Chilean government’s economic policies and any future changes in the value of the Chilean peso with respect to the U.S. dollar could affect the dollar value of our common stock and our ADSs.  Given the floating exchange rate regime that exists in Chile, the Chilean peso has been subject to large fluctuations in the past and this trend could occur again in the future.  According to information published by the Central Bank, between December 31, 2016 and December 31, 2017, the value of the U.S. dollar relative to the Chilean peso decreased by approximately 7.8%, as compared to the decrease of 5.7% recorded in the period from December 31, 2015 to December 31, 2016.  See “Item 3.  Key Information—Selected Financial Data—Exchange Rates.”

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

Our results of operations may be affected by fluctuations in the exchange rates between the Chilean peso and the U.S. dollar despite our policy and Chilean regulations related to the general avoidance of material exchange rate mismatches.  In order to reduce the effect of exchange rate mismatches we enter into foreign exchange derivative transactions that hedge our exposure.  As of December 31, 2017, our foreign currency-denominated assets and Chilean peso-denominated assets, which contain repayment terms linked to changes in foreign currency exchange rates, exceeded our foreign currency-denominated liabilities and Chilean peso-denominated liabilities, which contain repayment terms linked to changes in foreign currency exchange rates, by an amount of Ch$2,750 million, or 0.09% of our paid-in capital and reserves.

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

On September 8, 2016 the Chilean government passed a law reforming the Chilean labor framework, which went into effect on April 1, 2017. This law enhances and empowers labor unions’ negotiation position through amendments to the collective bargaining process, such as (i) a prohibition against replacing employees during a strike, (ii) the authorization for  inter-company unions to collectively bargain in specific cases, (iii) the extension of a union´s access to information, such as the employer’s financial information and labor conditions, among others,  (iv) the establishment of minimum threshold requirements for the terms and conditions of the collective bargaining process, which cannot be more restrictive than the previous collective agreement, and (v) the definition of a company’s minimum services and emergency teams by the applicable labor regulator after negotiations between a company and each labor union prior to the commencement of a collective bargaining process. With respect to clause (v), minimum services refer to those functions of a company which must continue to be provided during a strike because they have been determined to be essential to protect assets and facilities, to prevent accidents, guarantee public utility services, meet the basic needs of the population and prevent environmental damage or harm to health.  A company’s emergency teams are made up of workers assigned by each union to fulfill such minimum services. As further explained in “Item 8 — Financial Information — Legal Proceedings — Setting of Minimum Services and Emergency Teams in Case of a Strike”, we are currently in the process of challenging the minimum services and emergency teams that have been assigned to us in two separate administrative proceedings.  As of the date of this annual report, we cannot offer any assurance as to the final outcome of these legal proceedings. To the extent we are not able to prevail, in the event of futures strikes, we could face operational disruption due to an inadequate number of minimum services and insufficient staff for the emergency teams.

In August 2017, a reform to the local pension system was presented to the Chilean congress for discussion. The main change to the current system would consist of an increase in the compulsory rate of savings, from the current 10% contribution rate to a 15% rate. The 5% net increase would be paid exclusively by employers.  However, in March 2018 the new government announced intentions to introduce changes to the reform.  Because the specific contents and extent of the modifications to the reform are unknown, and there is no certainty as to when and how this reform would go into effect, if approved, we cannot yet assess whether this reform would substantially affect our results of operations.

Item 4              Information on the Company

History and Development of the Bank

Overview

We were founded in 1893, and we have been, for much of our history, among the largest and most profitable Chilean banks in terms of return on average assets and average equity in Chile.  Our core business is commercial banking in Chile, providing traditional banking products and specialized financial services to our large and diversified customer base of individuals and companies.

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

In 2008, we enhanced our value offerings by entering into a strategic partnership with Citigroup Inc., as a result of our merger with Citibank Chile. We also offer international banking services through our representative office in Beijing and a worldwide network of correspondent banks.

In addition to our traditional banking operations, our subsidiaries and affiliates permit us to offer a variety of non-banking but specialized financial services including securities brokerage, mutual funds management, investment banking, insurance brokerage, securitization and collection services.

According to the SBIF, under Chilean GAAP, as of December 31, 2017, we ranked first in the Chilean banking industry in terms of net income attributable to equity holders with a market share of 26.1%. As of the same date and excluding operations of subsidiaries abroad, we continued to be the second largest bank in Chile in terms of total loans with a market share of 17.2%, the largest provider of commercial loans with a market share of 16.8%, the second largest provider of consumer loans with a market share of 19.7% and the second largest private sector bank in terms of residential mortgage loans with a market share of 17.0%.  As for liabilities, excluding operations of subsidiaries abroad, we were the largest private bank in Chile in terms of average balances of current accounts and demand deposits with a market share of 23.0% and, more importantly, we ranked first in current account balances held by individuals with a market share of 28.8%, both as reported by the SBIF and as of December 31, 2017.

Lastly, according to the Chilean Association of Mutual Funds, as of December 31, 2017, we were the largest provider of mutual funds management services in Chile with a market share of 20.9%.

As of December 31, 2017, we had:

•                  total assets of Ch$32,561,437 million (approximately U.S.$52,908.4 million);

•                  total loans of Ch$25,451,513 million (approximately U.S.$41,355.7 million), before deducting allowances for loan losses;

•                  total deposits of Ch$18,983,484 million (approximately U.S.$30,845.9 million), of which Ch$8,915,706 million (approximately U.S.$14,487.0  million) correspond to current account and demand deposits;

•                  equity (including net income, non-controlling interest and provisions for minimum dividends) of Ch$3,545,348 million (approximately U.S.$5,760.8 million);

•                  net income attributable to equity holders of Ch$572,080 million (approximately U.S.$929.6 million); and

•                  market capitalization of approximately Ch$9,805,191 million (approximately U.S.$15,932.3 million).

As of December 31, 2017, we had 14,023 employees and delivered financial products and services through a nationwide distribution network of 399 branches and 1,464 automatic teller machines (“ATMs”). Our ATMs are part of a larger network of 7,434 ATMs operating in Chile, of which 4,583 ATMs operate under a network managed by Redbanc S.A., a company we partly own along with nine other private sector banks).

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

In 2013, we completed a very successful year by leading the industry in operating revenues—for the first time in our recent history—and net income attributable to equity holders, according to information published by the SBIF.  These achievements enabled us to remain the most profitable bank in Chile in terms of return on average equity and average assets.  Our leading position in net income attributable to equity holders was also a consequence of our market leading performance in expenses, which allowed us to reach the lowest efficiency ratio in the local industry, according to information published by the SBIF.  Also, in order to maintain a convenient and well-diversified liability structure, we have continued to seek alternative financing opportunities, especially overseas.  In this regard, during 2013 we carried out four placements in Switzerland for a total amount of approximately U.S.$785 million.  Also, we established a medium term notes program (the “MTN Program”) in Luxembourg.  Under this program we issued medium term notes in Hong Kong and Japan for approximately U.S.$168 million and U.S.$167 million, respectively.

During 2014, the Chilean economy entered into a slowdown cycle, which affected investment and the growth of commercial loans.  Amid this slowdown, we took advantage of our competitive strengths and continued to optimize our risk-return relationship by keeping our credit risk under control and developing innovative commercial strategies.  As a result, we remained at the top of the industry in terms of net income generation and return on average equity, according to information published by the SBIF as of December 31, 2014.  In order to achieve these goals, we improved customer experience by launching cutting-edge mobile banking solutions and applying world-class business intelligence methodologies.  Furthermore, we continued to diversify our funding structure by issuing long term bonds in Switzerland, Japan and Hong Kong, while taking advantage of our U.S.$1,000 million commercial paper program, which was established in 2010 (‘the Commercial Paper Program”) to raise short-term funds.  Lastly, we recorded a 15.9% annual expansion in current accounts and demand deposit (year-end balances) that enabled us to rank first in these liabilities within the local banking industry, according to information released by the SBIF as of December 31, 2014.  These figures were reflected by the interest of investors in Banco de Chile’s stock, which recorded an 86.5% annual increase in trading volumes (excluding the effect of the LQIF secondary offering), the highest increase among all publicly listed Chilean banks.

During 2015, the economic backdrop remained a leading challenge for the banking industry.  However, we remained the most profitable bank in Chile (in terms of return of return on average capital and reserves and return of average assets for banks with market share in loans above 3.0%) and the first bank in net income attributable to equity holders.  These accomplishments were due to diverse initiatives implemented during the year, including innovation in IT solutions for our customers, which has become one of our main goals.  Due to these initiatives, we were recognized as the Best Consumer Digital Bank in Chile by GlobalFinance and as the Best Internet and Mobile Bank in Chile by Global Banking & Finance Review in 2015.  In addition, we entered into two strategic partnerships with both a local and an international airline, which will benefit our 1.5 million credit card holders. We also acquired a commercial loan portfolio from a local bank amounting to approximately Ch$564 billion. Moreover, 2015 was a record year for Banco de Chile in terms of bond placements amounting to approximately Ch$1,342 billion, of which Ch$156 billion were placed abroad under the U.S.$3 billion MTN Program we maintain in Luxembourg.

Throughout 2016 we continued to face economic headwinds as the local economy’s growth continued to slowdown. Amid this environment, we focused on growing profitably by concentrating on those segments with a more balanced risk-return relationship. Thus, in spite of recording a moderate annual expansion of 3.4% in total loans, we managed to remain first in terms of net income attributable to equity holders and profitability (for banks with market share above 3.0% in total loans) within the local banking industry, with a market share of 28.4% and a ROAE of 19.6%, both under our internal reporting policies. Our customer-centric approach has been crucial to these achievements and we believe our service quality makes a difference when compared to our competition. During 2016 we accomplished significant advances on this matter such as attaining the highest net promotion score among the main Chilean banks for first time in our recent history while also reducing our attrition rate. We believe these achievements were the result of diverse projects and strategies intended to enhance customer proximity. Thus, during 2016 we launched a new personal banking website, with improved functionalities and enhanced our mobile banking solutions by adding new applications for smartphones. In terms of service quality, we revised and updated our portfolio of high income customers, opened new specifically-oriented branches for preferential customers and set up a new service model for premium customers called “Private Wealth Management.” Lastly, we continued to strengthen the benefits associated with our loyalty program for credit card users by adding new alliances, such as Iberia Airlines, to the package of already existing services and providers. Based on all of these initiatives, during 2016 we were recognized by various specialized publications covering multiple areas of banking activity including “Most Valuable Banking Brand” in Chile by The Banker, “Most Innovative Banking Solutions” in Chile by Global Business Outlook, “Best Consumer Digital Bank” in Chile by Global Finance and “Best Bank” in Chile by World Finance.

During 2017, we remained first in terms of net income and profitability within the local banking industry, with a market share of 26.1% and a ROAE of 19.3%, both under our internal reporting policies. These achievements were attained during a difficult economic landscape, which resulted in a significant slowdown of the corporate lending business and may substantially impact certain macroeconomic indicators such as unemployment, which may adversely affect the credit quality of our personal banking business. Amid this environment, we maintained our customer-centric approach and focused on developing new ways to enhance the customer experience by expanding our service offerings, business platforms and benefits to our loyalty program. For example, we launched a new website for companies, aimed at serving corporates, other large companies and SME customers. Similarly, we created a new mobile application and upgraded existing ones. We released “MiInversion” which serves as a portfolio management platform for retail customers and developed an “On/Off” functionality for the MiBanco application that enables customers to block/unblock their credit cards in case of theft or misplacement. We believe remote channels are the future of banking and are continuously promoting their use among customers while seeking new solutions to offer banking products through mobile or internet technologies. This strategy boosted demand for mobile and internet services that during 2017 reflected increases of 78% and 11% in monetary transactions using these means, respectively. In addition, our enhanced loyalty program added new alliances with GOL Airlines and British Airways and negotiated access to a VIP lounge for customers at the Santiago airport. These initiatives demonstrate our commitment to superior customer service and allowed us to obtain a 73.3 % average net promoter score in 2017, as measured by a syndicated study conducted by Consultores Asociados de Marketing Cadem S.A., or CADEM, the highest among our relevant peers. We also undertook transformational changes by assessing relevant processes in terms of efficiency, cost control and operational risk. We believe these actions are necessary to maintain our market leading position in an increasingly competitive banking industry. Lastly, we received many recognitions for our business performance and digital strategy including being recognized as the Best Bank in Chile, Best Digital Bank for Companies in Chile and Best Sub-Custodian Bank in Chile by Global Finance and being named the Best Mobile and Digital Bank in Chile and the Best Investment Bank in Chile by Global Banking & Finance Review.

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

Merger with Citibank Chile

On December 27, 2007, our shareholders approved our merger with Citibank Chile, which became effective on January 1, 2008.  During 2008, we integrated Citibank Chile’s technological platforms with ours and established a new organizational structure in order to satisfy the needs of our customers and to achieve important synergies.  We concluded the merger process with the integration of Corporación Financiera Atlas S.A. (Citibank Chile’s consumer area) into our consumer finance area (CrediChile), which allowed us to nearly double our customer base and market share in consumer finance.  As result of this merger and integration process, we entered into the following agreements with Citigroup Inc. to provide a framework for our relationship with Citigroup Inc., its services and trademarks in Chile: (i) the Global Connectivity Agreement, (ii) the Cooperation Agreement, (iii) the Trademark License Agreement and (iv) the Master Services Agreement.  On October 22, 2015, we entered into a new Global Connectivity Agreement, a new Cooperation Agreement and a new Trademark License Agreement with Citigroup Inc.  All of these new agreements replaced the original agreements we entered into on December 27, 2008.  In addition, on January 26, 2017, we entered into a new Master Services Agreement with Citigroup Inc. On August 24, 2017, we agreed to extend the Cooperation Agreement dated October 22, 2015 for a period of two years beginning on January 1, 2018, pursuant to which the parties may agree, to extend for another two-year term to commence on January 1, 2020. As a result of the extension of the Cooperation Agreement, the new Global Connectivity Agreement, Trademark License Agreement and Master Services Agreement were extended under the same terms as the Cooperation Agreement. For more information, see “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.

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

During 2017 we continued to develop the “Business Center” project, which is our new Sales & Customer Relationship Management tool. This system is expected to support significant improvements in the quality and responsiveness of our back-office and front-office operating processes to enhance our customer centric vision. In response to a 360-degree survey of our customer base, we launched, developed and completed various modules of our CRM platform which positioned us for the successful implementation of a new pricing model that enabled us to provide tailored lending solutions to our diversified customer base. We also upgraded the “Time Deposits and Savings” module, which permits account officers to tailor offerings to personal banking customers. Moreover, we completed the renewal of our ATM network to meet the new security and quality standards required by the SBIF. Additionally, we launched two new platforms for companies. We renewed the website business platform for these customers by adding new functionalities, security standards and the ability to conduct paperless transactions. We implemented a new electronic platform for factoring, which is aimed at improving the interaction with customers by making transactions easier while also upgrading the middle and back-office systems for this business. In personal banking, we maintained our focus on innovation and digital banking by adding new functionalities to existing mobile applications including the authorization of web transactions through MiPass application, access to MiBanco by means of fingerprint scanner, e-commerce payments through MiPago and an On/Off functionality for credit cards in MiBanco.

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

The original repayment terms of our Central Bank subordinated debt, which at December 31, 1989 equaled approximately Ch$1,669,613 million or U.S.$ 2,713 million, in real terms, as of December 31, 2017, required that a certain percentage of our income before provisions for the subordinated debt be applied to repay this obligation.  The Central Bank subordinated debt did not have a fixed maturity, and payments were made only to the extent that we earned income before provisions for the subordinated debt.  In 1993 we applied 72.9% of our income before provisions to repay the Central Bank subordinated debt.  In 1994 we applied 67.6%, and in 1995 we applied 65.8% of our income before provisions to repay the Central Bank subordinated debt.

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

Pursuant to SM-Chile’s bylaws, that company will exist until the Central Bank subordinated debt has been completely paid off by SAOS. Once SM-Chile is liquidated, shares of Banco de Chile owned by SM-Chile and held by SAOS, and the proceeds obtained from the liquidation of any other assets owned by SAOS, shall be distributed among SM-Chile’s shareholders as described in “Item 7. Major Shareholders and Related Party Transactions—Ownership Structure.” At that time, the former SM-Chile shareholders will become direct shareholders of Banco de Chile.

As a result of our merger with Banco de A. Edwards, the percentage of our shares held by SAOS decreased to 42.0%.  Subsequently, as of December 31, 2017 the percentage of our shares held by SAOS declined to 28.8%, as a result of:  (i) capital increases agreed to at the Extraordinary Shareholders’ Meetings held in May 2007, January 2011 and October 2012, (ii) stock dividends paid in May 2006, May 2007, June 2009, April 2011, June 2012, May 2013, July 2014, July 2015, June 2016 and July 2017 and (iii) our merger with Citibank Chile in January 2008.

Dividends received from us are the sole source of SAOS’s revenues, to be applied by legal mandate to repay its debt to the Central Bank.  SAOS does not have any other material debt, as it is a special purpose legal entity created by Law No. 19,396 whose only business is to own Banco de Chile shares and repay the obligation to the Central Bank.  To the extent distributed dividends are not sufficient to pay the amount due on its debt, SAOS is permitted to maintain a cumulative deficit balance with the Central Bank that SAOS commits to pay with future dividends.  If the cumulative deficit balance exceeds an amount equal to 20% of our paid in capital and reserves, the Central Bank may require SAOS to sell a sufficient number of shares of our stock to pay the entire accumulated deficit amount.  As of March 31, 2018, SAOS maintained a surplus with the Central Bank of Ch$ Ch$823,409 million, equivalent to 27.1% of our paid in capital and reserves as of the same date.  See “Item 3.  Key Information—Risk Factors—Risks Relating to our Operations and the Banking Industry—One of our affiliates may be obligated to sell shares of our stock in the public market if we do not pay sufficient dividends.”

If from time to time in the future, our shareholders decide to retain and capitalize all or part of our annual net income in order to finance our future growth and distribute stock dividends instead of cash dividends, the Central Bank may require us to pay the portion of the net income corresponding to shares owned by SAOS in cash to SAOS.  If we distribute stock dividends and the Central Bank does not require us to pay that portion in cash, the shares received by SAOS in such dividend distribution must be sold by SAOS within the following 12 months.  The shareholders of SM-Chile will have a right of first refusal with respect to that sale.

As of March 31, 2018, the outstanding subordinated debt balance held by SAOS was Ch$235,561 million (including accrued interest).  SAOS paid to the Central Bank a total of Ch$142,856 million in 2015, Ch$140,614 million in 2016 and Ch$142,003 million in 2017, exceeding in each of those years the required minimum annual payment. Accordingly, while we cannot offer any assurances, we currently expect SAOS to fully repay the Central Bank subordinated debt in 2019, such that SM-Chile will be liquidated and its shareholders, LQ Inversiones Financieras S.A. and Inversiones LQ SM Ltda, will significantly increase their direct shareholdings in our ordinary shares, as described in Item 7. Major Shareholders and Related Party Transactions—Ownership Structure.”

As of December 31, 2017, the major shareholder of SM-Chile was LQ Inversiones, which owned, directly and indirectly, 58.24% of SM-Chile’s total shares.  As of the same date, our major shareholders were SAOS, LQ Inversiones Financieras S.A. and SM-Chile, each having a direct participation of 28.75%, 26.88% and 12.21% in our total common stock, respectively.

Capital Expenditures

The following table sets forth our capital expenditures in each of the three years ended December 31, 2015, 2016 and 2017:

	For the Year Ended December 31,
	2015		2016		2017
	(in millions of Ch$)
BANK’S INTERNAL REPORTING POLICIES:
Computer equipment	Ch$	18,746	Ch$	14,105	Ch$	8,898
Furniture, machinery and installations	4,257		2,645		2,963
Real estate	7,909		10,174		10,606
Vehicles	564		895		757
Subtotal	31,476		27,819		23,224
Software	8,519		11,248		18,779
Total	Ch$	39,995	Ch$	39,067	Ch$	42,003

Our budget for capital expenditures for 2018 amounts to approximately Ch$42,174 million, of which expenditures in information technology investments represent 64.8%, while infrastructure projects represent the remaining 35.2%.  The budget for capital expenditures is in line with our mid-term strategic priorities of improving our efficiency and enhancing our customer service capabilities. These capital expenditures will be principally financed by cash on hand and long-term debt financing.

Among the budgeted expenditures for information technology, 83.8% corresponds to new and ongoing IT projects undertaken by Banco de Chile, which are intended to provide us with business solutions for customers, technological stability and improvements in productivity. Of the remaining 16.2% budgeted for IT expenditures, 13.7% consists of investments in technological equipment and system improvements to be carried out by certain subsidiaries and 2.5% is expected to be deployed to further optimize our nationwide ATM network.

Our 2018 budget for infrastructure expenditures includes disbursements associated with renovation and restoration of our corporate buildings (35.2%), renovation of commercial branches (32.1%), general maintenance investments (24.8%), security-related expenditures (7.5%) and other initiatives related to our social commitment (0.4%).

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

Our main competitive strengths are:

Brand Recognition and Strong Corporate Image

We have operated in the Chilean financial industry for over 120 years under the “Banco de Chile” brand name.  In order to provide our customers with specialized value offerings and a wider range of financial products and services, we have also developed the “Banco Edwards-Citi”, “Banco CrediChile” and “Banchile” brand names.  We believe our long standing history in the Chilean market is recognized by our customers and the general public, who associate our brands with value, quality, reliability and social responsibility within the Chilean financial industry, as demonstrated in various polls conducted by well-known market research companies. We believe that our long history in the Chilean banking industry is a key element that differentiates us from our competitors.

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

Business Scale and Leading Market Position

We are one of the largest financial institutions in Chile and a market leader in a broad range of financial products and services within the Chilean financial system, as listed in the following table:

	As of December 31, 2017
	Market Share	Market Position
Net Income Attributable to Equity Holders	26.1%	1st
Average Balances of Total Demand Deposits and Current Account(1)	23.0%	1st
Current Accounts Balances held by Individuals	28.8%	1st
Mutual Funds (Assets Under Management)	20.9%	1st
Net Fees and Commissions Income	20.2%	1st

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

In addition, in recent years we have focused on further penetrating the retail banking market through diverse value offerings intended to cover our target demographics and enterprises. Therefore, in recent years we have prioritized the expansion of our residential mortgage portfolio and our presence in transactional services such as credit cards, current accounts and demand accounts, as we believe they are effective means to build long-term relationships and customer loyalty, while increasing cross-selling opportunities. For this reason, through our Individual and SME Banking Area, we aim to lead the market in services offered to high income individuals for whom we have developed an attractive and complete portfolio of financial services, including a full range of wealth management services through one of our subsidiaries.  Also, our Consumer Finance Area (Banco CrediChile) is one of the largest banking providers of consumer loans among the Chilean banks’ consumer areas, based on comprehensive service offerings for low income individuals.  This has been recently supplemented by the implementation of value offerings satisfying small scale entrepreneurs’ financial needs and individual customers in outlying districts seeking deposit and transactional solutions.  This broad variety of services has also enabled us to lead the Chilean market in terms of income from fees and commissions.

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

Broad Customer Base and Nationwide Distribution Network

We believe that we have one of the largest customer bases among financial institutions in Chile. In recent years, we have been able to expand our customer base by providing attractive and tailored value offerings based on continuously improving segmentation and by applying sophisticated business intelligence tools.  As of December 31, 2017, we had approximately 1,360,000 core clients, which had at least a current account or a loan outstanding with us. However, in regards to main banking products, we serve a broader customer base composed of 1,200,000 borrowers, approximately 850,000 current accounts holders, approximately 135,000 time deposit holders, approximately 150,000 saving account holders and approximately 1,070,000 credit card account holders.

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

In order to better serve our customers, we are present in all regions of Chile and strive to be accessible to every Chilean customer through our large branch network as well as non-physical contact channels.  As of December 31, 2017, we had a nationwide branch network of 399 branches, the largest in Chile among private sector banks, according to information published by the SBIF. This network is composed of 253 branches under our “Banco de Chile” brand name, 41 branches under our “Banco Edwards Citi” brand name and 105 branches under our “Banco CrediChile” brand name. We believe that our branch network enables us to develop close relationships with our customers and therefore we are constantly assessing new branch locations throughout Chile.

We have also enhanced our branch network with non-physical remote channels, such as ATMs, internet-based online platforms and mobile banking applications. As of December 31, 2017, we had 1,464 ATMs throughout Chile and we provided our customers with diverse mobile banking applications including MiBanco, MiBeneficio, MiCuenta, MiPago, MiPass, MiInversion and MiSeguro, which jointly had more than 3,226 million downloads as of the same date.

Competitive Funding Structure

We believe that we have a cost effective and highly competitive funding structure based on our leading market position in current accounts and demand deposits, especially among individuals. According to the SBIF, as of December 31, 2017, with a 28.8% market share, we ranked first within the Chilean banking industry in current account and demand deposits held by individuals. Similarly, as of that same date and excluding operations of subsidiaries abroad, we were the principal bank in Chile in terms of average total balances of non-interest bearing current accounts and demand deposits representing 23.0% of the industry, as reported by the SBIF. Also, our total balances of current accounts and demand deposits represented 27.2% of our funding structure as of December 31, 2017, as compared to the 19.4% reported by the Chilean financial industry as a whole, excluding Banco de Chile.

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

We are constantly striving to diversify our liability structure in terms of sources, types of instruments and markets with the aim of maintaining a competitive cost of funding and improving our liquidity. Thus, within a less dynamic landscape and moderate growth posted by our loan book, we continued to strengthen the liability structure by taking advantage of specific windows of opportunity. Although we were less active in terms of debt placements when compared to previous years, we were able to enter into long-term financing arrangements in overseas markets demonstrating, once again, the confidence of foreign investors in Banco de Chile. Under our MTN Program, we placed the following instruments in foreign markets during 2017: (i) a 15-year unsecured euro-denominated bond issued in Germany for approximately U.S.$73 million, (ii) a 20-year unsecured yen-denominated bond placed in Japan for approximately U.S.$90 million, and (iii) a five-year unsecured bond in Japan for approximately U.S. $115 million. Most of these placements were accompanied by cross currency swap hedge arrangements in order to neutralize any effects associated with changes in foreign exchange that could impact our cost of funding. In addition, we continued to utilize short-term funding associated with our commercial paper program, which provides us with premium funding for Trade Finance transactions, and during 2017, we issued a total amount of U.S.$1.2 billion. As of December 31, 2017 we had an outstanding balance of approximately U.S.$420 million. In terms of long-term funding in local currency, during 2017 we placed a total amount of UF15 million (approximately U.S.$653 million) within the local market. These debt placements had maturities ranging from four to 12 years (8.2 years on average) while bearing premium spreads over the relevant benchmark (Central Bank UF-denominated bonds or BCU).

Superior Asset Quality

We are one of the Chilean financial institutions with the highest credit quality and the healthiest loan portfolio in Chile. We believe this asset quality is the result of our well known prudent risk management approach and accurate credit risk models that are continuously being updated and have enabled us to maintain relatively low levels of past due loans (loans 90 days or more past due) and high coverage indicators over the last few years. According to the SBIF, as of December 31, 2017, we had a delinquency ratio (loans 90 days or more past due as a percentage of total loans) of 1.2% which was well below the industry average delinquency ratio of 2.1% posted by the Chilean banking industry (excluding Banco de Chile) as of the same date. Additionally, as of December 31, 2017, we had a coverage ratio (allowances for loan losses over loans 90 days or more past due) of 184.5%, which was well above the industry average coverage ratio of 134.6% as of the same date (excluding Banco de Chile), according to data published by the SBIF and under our internal reporting policies.

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

In our retail banking segment, our aim is to lead the market by providing differentiated and comprehensive value offerings based on a deep and continuously improving segmentation that permits us to engage in profitable and high-growth potential business opportunities.  Thus, we expect to expand our business and customer base by developing tailored service models, optimizing our branch network, enhancing our presence in the small and medium-size company market and reinforcing certain lending products that should enable us to consolidate long-term relationships with the upper and middle-income individual customers, particularly through payment channel usage (such as credit cards), digital banking, installment loans and residential mortgage loans. Similarly, we aspire to target lower-income individuals and microbusinesses by promoting payroll-deduction lending and attracting customers previously unattached to any bank through a basic array of services.

We firmly believe that there is room to grow in retail banking. Although Chile’s per capita GDP has increased fourfold over the last 30 years, banking penetration is still below that in developed countries, particularly in relation to residential mortgage and consumer loans. In fact, as of December 31, 2017, the loan book of the Chilean banking industry (excluding operations of subsidiaries abroad) represented 82% of Chilean GDP.  As of the same date, mortgage and consumer loans represented 24% and 11%, respectively. On the other hand, according to the SBIF, as of December 31, 2017, we had market shares of 17.0% and 19.7% in residential mortgage loans and consumer loans, respectively, both behind the market leader by 3.7% and 2.7% in each case. Given the fierce competition in the Chilean banking industry, in order to take advantage of these opportunities, we are continuously developing innovative products and services to diversify our revenue sources. Accordingly, we have strived to build comprehensive value offerings for our retail segment, prioritizing fee-based income.

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

•                  Main Achievements in 2017

(1)         New Internet-based Platform for Companies

In line with our efforts aimed at improving customer experience, we continued to develop new remote channels to satisfy consumer demand for modern, fast and secure financial services. In 2017, we launched a new website for companies, which allows our customers to conduct online most traditional banking transactions. As of December 2017, this new platform had approximately 8,000 active users executing diverse types of transactions and accessing several kinds of services, such as cash management solutions that comprise an online payment channel, trade finance assistance, electronic money transfers, management of liabilities with main suppliers, traditional loan application, tailored value offerings related to insurance, factoring and leasing products, portfolio management functionalities, uploading of financial documentation, and traceability of every operation executed online, among other services  Based on this wide array of features, our new website for companies was distinguished as the best electronic platform for companies and institutional customers in 2017 by Global Finance. During 2017, our wholesale customers (including corporations, large companies and SMEs) performed 15.7 million and 94.6 million monetary and non-monetary transactions, respectively, through the Company’s Website. On an annual basis, these figures represented increases of 17.8% and 9.2% in monetary and non-monetary transactions, respectively.

(2)         Mobile Banking: New Applications and Functionalities

In 2017, we continued to widen our digital banking offering by launching the new mobile application called MiInversion, which had 22,000 active downloads as of December 2017. This application aims to be a portfolio management mobile platform for retail customers by enabling them to manage their investments in equity, fixed-income and mutual funds. This new application joined our existing set of applications (including MiBanco, MiCuenta, MiPago, MiPass, MiSeguro and MiBeneficio). In addition, during 2017 we added new functionalities to these mobile applications by incorporating an On/Off service for credit and debit cards in case of theft, misplacement or other security issues detected by the user, authorization of web transactions with MiPass, biometric access to MiBanco through fingerprint, onsite payment in shops and commerce through MiPago, among other features. We received diverse recognitions of our digital banking strategy including Best Digital and Mobile Bank in Chile by Global Banking & Finance Review, Best Place to Innovate in Chile by Adolfo Ibañez University, GFK Adimark and América Retail and we ranked first in mobile banking customer satisfaction. Additionally, toward the end of 2017, we created the Innovation and Digital Banking Division, which aims to continue to enhance our mobile offerings with a customer centric approach. During 2017, our customers conducted 21.7 million monetary transactions using our mobile banking applications, representing a 78.4% annual increase when compared to 2016.

(3)         Loyalty Program Enhancements

Transactional services, especially credit cards, constitute a crucial part of our value offering particularly for individual customers. We strongly believe that transactional services are an effective means to improve cross-selling and further penetrate current customers, two key elements to growing profitably in a highly competitive industry. During 2017, we focused on improving benefits to our 1.1 million credit card account holders by widening strategic partnerships with various airlines and adding more alliances with local stores and several other products and service providers. In 2017, we entered into a new partnership with British Airways and GOL airlines. These alliances allow our customers to redeem their credit card points (gained through credit card usage) to purchase flight tickets or miles at special prices. For the year ended December 31, 2017 approximately 23,000 customers were enrolled in the British Airways program while approximately U.S.$1.2 million had been exchanged for credit card points under the GOL airlines alliance. In addition, we opened our own VIP lounge for customers at the Santiago Airport, which was utilized by approximately 40,000 users throughout the year.

(4)         Sustained Improvement in Service Quality

We are convinced that in a highly competitive industry such as the Chilean banking system, a customer-centric focus is critical to generating loyalty and creating long-term profitable relationships. We believe that our high service quality is a competitive strength that differentiates us from competitors and supports our long term strategy by responding to the preferences of our current and potential customers.  Accordingly, we strive to continuously improve our relationships with customers by developing commercial strategies and value offerings aligned with their needs, as well as improving our response time and customer satisfaction indicators. Consistent with this view, during 2017 we continued to improve customer satisfaction by enhancing our commitment to service quality, improving existing and developing new online channels, such as our internet-based platforms and mobile applications, while promoting organizational changes intended to provide our customers with a more comprehensive approach. These actions, coupled with an organizational culture oriented to customer satisfaction, allowed us to rank first in service quality among our main banking peers in 2017, by posting an average net promoter score of 73% according to a syndicated study performed by an independent provider at the request of the largest Chilean banks. Consistent with our net promoter score, our customer attrition rate was 6.2% in 2017.

•                  Operating Efficiency and Productivity

We believe that efficiency and productivity are key competitive strengths that we have to maintain in order to sustain profitable growth. Accordingly, we aim to become a productive and efficiency-oriented organization in all business aspects by developing simple, effective, secure and low-cost processes while maintaining the tightest cost control in the industry.  We believe these elements will be increasingly important in our efforts to maintain high profitability ratios in a changing business environment that is under increasing regulatory focus. To accomplish these goals, we have invested in information technology and the development of simpler, more manageable, secure and modern business processes and platforms to attain faster response times and higher productivity.  We also continue to enhance our strategic development capabilities, increase our business scale, develop economies of scope by incorporating new financially related products and services, optimize our branch network, enhance our remote transactional channels, improve our credit processes, develop a higher level of automation in our internal processes and consolidate our cost control policy and monitoring procedures.

We are continuously developing and optimizing internal processes in order to reduce and manage our expenses. During 2017 we continued to enhance our IT infrastructure in order to increase stability and efficiency for all of our customers. Over the last three years we invested a total of approximately Ch$80,295 million in information technology, mainly software and hardware, as we believe this is one of the best ways to improve our operating efficiency while properly meeting customers’ needs, which are increasingly linked to IT services. For more information see Item 4. Information on the Company—Capital Expenditures.

In terms of efficiency and cost control, during 2017 our cost base posted a 0.4% annual decrease when compared to 2016. This reduction is the result of a strict cost control policy that has been deployed across our corporate structure. On the other hand, our efficiency ratio posted an increased from 43.7% in 2016 to 45.8% in 2017 primarily as a result of a decrease in operating revenues due to a decrease in non-core or non-customer income steered by lower inflation.

•                  Main Achievements in 2017

(1)         Advances in New Commercial Platform

During 2017 we continued to develop one of the most ground-breaking projects we have embraced over the last decade. This project, called “Business Center”, aims to be our new Sales & Customer Relationship Management platform and is expected to support significant improvements in quality and responsiveness of back-office and front-office operating processes with a customer centric vision. Thus, in 2017 we completed new phases while launching new modules associated with this comprehensive system including a 360° Vision for retail customers and improvements to the “Time Deposits and Savings” module, which tailors offerings to individual customers and a new management system for marketing campaigns.

(2)         Business Intelligence

Over the last years we have focused on developing diverse business intelligence tools in order to better serve current customers while attracting new potential clients. During 2017, we continued to develop this strategic pillar by deploying new analytic tools, which have permitted us to optimize and make our commercial processes and campaigns more efficient while providing our customers with tailored and timely value service and product offerings. Thus, throughout 2017, we implemented Pricing 360°, which is a pricing tool that enables us to personalize and accelerate the credit approval process for individuals by using digital tools that optimize our use of and access to client information.

(3)         Branch Network Optimization

We firmly believe that remote channels are the future of banking, particularly amid new regulatory requirements, intensified competition, the entry of new banking players and higher reputational exposure, all of which translates into higher costs. Similarly, customers are increasingly demanding new and innovative distribution channels and visiting branches less, given lack of time, but mostly due to the massive use of mobile internet and the fast adoption of smartphones. These trends led us to revise our entire branch network in terms of coverage and layout. For instance, during 2017 we developed the concept of “dual branches” intended to serve both CrediChile’s and Banco de Chile’s customers. As a result, and based on financial and strategic analyses, we reduced our branch network from 423 locations in 2016 to 399 locations in 2017. Most of this decrease was related to the closure of 19 CrediChile’s branches, as a result of decreasing our exposure to the low income segment over the last five years and due to new remote distribution channels put at disposal of those clients.

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

•                  Main Achievements in 2017

(1)         Entrepreneurship Support and Financial Literacy

During 2017, we continued to support diverse social endeavors by collaborating with “Desafío Levantemos Chile”, which is a non-profit organization that aims to promote entrepreneurship throughout Chile and especially within lower income segments. Based on this partnership, we assist people and microbusiness affected by natural disasters occurred in Chile by donating both monetary and non-monetary resources to help re-establish entrepreneurs’ and families’ working capacity.

Furthermore, during 2017 we held the second “Entrepreneur Challenge Contest”, which was a joint venture between Banco de Chile and “Desafío Levantemos Chile”, sponsored by the National Development Agency (Corfo). This nationwide contest was intended to promote those initiatives that incorporate social factors as drivers of entrepreneurship rather than only maximizing earnings. Accordingly, we convened microentrepreneurs who incorporate a social and sustainable vision as part of their business activities through creativity and innovation. In 2017, we selected approximately 320 ideas out of 23,000 entries in the contest, of which the five most innovative business concepts were rewarded.

Finally, with the aim of improving the quality of life of people and supporting microentrepreneurs in their ventures, we held several workshops across the country, together with the Financial Literacy Program promoted by the SBIF. The main objective of this program is to motivate people to change their consumption behavior, when necessary. Thus, we provide them with specific information and knowledge intended to improve their economic situation by promoting savings and avoiding over-borrowing.

During 2017, through CrediChile, we held diverse on-site workshops attended by approximately 4,359 people throughout the country. We supplemented these activities with e-learning programs to train approximately 43,155 individuals and entrepreneurs.

(2)         Disability Inclusion

Our commitment to disabled people is permanent. We have been supporting Teleton Foundation for almost 40 years since its establishment, supporting disabled athletes and artists. During 2017 we worked once again alongside Teleton for its annual fund-raising campaign by putting our nationwide distribution network including branches, ATMs, internet-based platforms and mobile applications for smartphones, in addition to other technological resources at Teleton’s disposal. At the same time, we also made an important monetary donation.

During 2017 we promoted our Inclusion Policy across the corporation. This policy is intended to improve our knowledge of physical disability and develop higher sensitivity concerning the treatment of handicapped people. We believe this is the first step to improve the service we render to customers who experience this reality while providing our disabled employees with supportive workplace conditions and benefits. We also improved accessibility of many branches for disabled customers and held the First Encounter for Inclusion, in which we committed, together with other 15 companies, to promote the recruitment of handicapped staff. In addition, we launched a new plan of special benefits for our current disabled collaborators while implementing inclusive recruitment processes.

(3)         Emergency and Natural Disasters

We provide assistance to people and non-governmental organizations in the event of an emergency or natural disaster in our country by arranging fundraising campaigns or establishing working plans to aid affected areas. During 2017, together with Desafío Levantemos Chile, we collected funds in order to face the catastrophe that occurred in Central Chile as a result of widespread wildfires. We donated a fire engine to Santa Olga’s community, which was one of the most affected locations due to wildfires.

Additionally, we created a Corporate Volunteer Program in order to promote participation of our staff in assisting people and organizations during emergencies. Our volunteers received basic training in various first aid techniques while being instructed on rescue procedures.

(4)         Other Initiatives

We continued to make charitable contributions to improve the quality of education across lower income segments through the Astoreca Foundation.

Also, we have reinforced our commitment to the wellness of our employees through the “BiciChile Program”, which provides our staff located in the city center with bicycle parking racks. As a result of this initiative, for the third year in a row we ranked first in the competition Cool Place to Bike, which aims to encourage the use of bikes while recognizing companies that promote this practice among their collaborators.

We also seek to remain one of the most respected employers in Chile. We continue to strengthen our connection to our employees in order to align corporate values and goals with their career development and personal goals. In this regard, we have continued to focus on developing leadership capabilities and overall technical skills through approximately 1,000 training activities that were attended by approximately 10,900 employees. We believe these initiatives are aligned with our strategy and the professional development that our team aspires to achieve.

Finally, during 2017, Banco de Chile was included in the Dow Jones Sustainability Index Chile, which is comprised of companies with leading environmental, social and corporate governance practices.

Ownership Structure(1)

The following diagram shows our ownership structure as of April 20, 2018:

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

The information related to our business segments presented in this section has been prepared in accordance with our internal reporting policies.  See “Item 5.  Operating and Financial Review and Prospects—Operating Results—Results of Operations for the Years Ended December 31, 2015, 2016 and 2017—Business Segments” and “Item 5.  Operating and Financial Review and Prospects—Operating Results—Results of Operations for the Years Ended December 31, 2015, 2016 and 2017—Summary of Differences between Internal Reporting Policies and IFRS” for a description of the most significant differences between our internal reporting policies and IFRS.

The following table sets forth information on the composition of our loan portfolio and our consolidated income before income tax in accordance with our internal reporting policies for the year ended December 31, 2017, allocated among our principal business segments:

	For the Year Ended December 31, 2017
	Total Loans		Income before Income Tax(1)
	(in millions of Ch$, except percentages)
BANK’S INTERNAL REPORTING POLICIES:
Retail market	15,654,954	61.5%	346,598
Wholesale market	9,771,711	38.4%	264,822
Treasury and money market operations	—	—	25,851
Operations through subsidiaries	12,870	0.1%	53,776
Other (adjustments and eliminations)	—	—	—
Total	25,439,535	100.0%	691,047

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

The following table sets forth our consolidated operating revenues in accordance with our internal reporting policies, allocated among our principal business segments, for the years indicated:

	For the Year Ended December 31,
	2015		2016		2017
	(in millions of Ch$)
BANK’S INTERNAL REPORTING POLICIES:
Retail market	Ch$	1,022,586	Ch$	1,137,333	Ch$	1,134,443
Wholesale market	464,497		422,353		399,826
Treasury and money market operations	36,134		46,488		30,853
Operations through subsidiaries	134,395		140,969		158,535
Other (adjustments and eliminations)	(11,257)		(12,349)		(14,387)
Total Operating Revenues	Ch$	1,646,355	Ch$	1,734,794	Ch$	1,709,270

The following table sets forth a geographic market breakdown of our operating revenues in accordance with our internal reporting policies, for the years indicated:

	For the Year Ended December 31,
	2015		2016		2017
	(in millions of Ch$)
BANK’S INTERNAL REPORTING POLICIES:
Chile	Ch$	1,657,612	Ch$	1,747,143	Ch$	1,723,657
Banking operations	1,523,217		1,606,174		1,565,122
Operations through subsidiaries	134,395		140,969		158,535
Foreign operations	—		—		—
Operations through subsidiaries	—		—		—
Other (adjustments and eliminations)	(11,257)		(12,349)		(14,387)
Total Operating Revenues	Ch$	1,646,355	Ch$	1,734,794	Ch$	1,709,270

Retail Banking Segment

Our retail banking segment serves the financial needs of individuals and small and medium sized companies through our branch network.  As of December 30, 2017, our retail banking segment managed 294 branches operating under our “Banco de Chile” and “Banco Edwards-Citi” brand names and 105 branches within the “Banco CrediChile” network.  As of December 31, 2017, loans granted by our retail banking segment amounted to Ch$15,654,954 million and represented 61.5% of our total loans as of the same date.

In terms of composition, as set forth in the following table, as of December 31, 2017 our retail segment’s loan portfolio was principally focused on residential mortgage loans, which represented 47.7% of the segment’s loan book.  The remaining loans were distributed between commercial loans (26.7%) and consumer (25.6%).

	As of December 31, 2017
	(in millions of Ch$, except percentages)
BANK’S INTERNAL REPORTING POLICIES:
Commercial loans	Ch$	4,184,613	26.7%
Residential mortgage loans	7,463,334		47.7
Consumer loans	4,007,007		25.6
Total	Ch$	15,654,954	100.0%

We serve the retail market through two different and specialized areas:  (i) the Individual and SME Area and (ii) the Consumer Finance Area (or Banco CrediChile).

Individual and SME Area

The Individual and SME Area is responsible for offering financial services to individuals with monthly incomes over Ch$500,000 (or Ch$6.0 million per year) and to small and medium sized companies with annual sales of up to approximately Ch$1,600 million.  This area manages the portion of our branch network operating under the brand names “Banco de Chile” and “Banco Edwards Citi” and had 294 branches as of December 31, 2017.

The strategy followed by the Individual and SME Area is mainly focused on sub segmentation, multi brand positioning, cross sell of lending and non-lending products and service quality based on customized service models for specific customer needs.  Also, loyalty programs have been increasingly incorporated into our commercial targets for each sub segment and they have enabled us to increase the use of our credit cards and our fee-based income.  In addition, the area’s operations count on the support of specialized call centers, mobile and internet banking services, along with a wide range of management tools that allow us to measure returns, the performance of cross sold products and the effectiveness of marketing campaigns.

During 2017, the Individual and SME Area continued to focus on targeted growth opportunities while developing new business solutions and benefits for its clients in order to improve our customers’ experience. We launched a new mobile application MiInversion, intended to meet retail customers’ investment needs by providing a mobile portfolio management platform. This application was a joint development by the Bank and our subsidiaries Banchile Administradora General de Fondos and Banchile Corredora de Bolsa. Similarly, we improved existing applications by introducing new functionalities that permit our customers to conduct transactions via the internet with upgraded security standards like MiPass. Also, customers are able to block credit cards online in case of theft or misplacement by means of an On/Off functionality incorporated in MiBanco. In addition, our enhanced loyalty program added new alliances with GOL Airlines and British Airways and negotiated access to a VIP lounge for customers at the Santiago airport. By the end of 2017, there were approximately 23,000 customers enrolled under the British Airways agreement while roughly U.S.$1.2 million of benefits had been exchanged under the GOL Airlines program. Lastly, approximately 40,000 users utilized our new VIP lounge at Santiago Airport. We believe that comprehensive value offerings are crucial to both improving customer experience and attracting new customers. In this regard, during 2017, this area increased its customer base by approximately 43,400 current account holders, net of attrition.

As of December 31, 2017, the Individual and SME Area served approximately 962,749 core customers (those holding a current account or a loan outstanding) of which 844,148 were individuals and 118,601 were small and medium sized Chilean companies. This customer base resulted jointly in total loans granted to 817,126 borrowers, which included 121,752 residential mortgage loans debtors, 106,612 commercial loan debtors, 429,845 utilized lines of credit and 309,180 installment loans.  As of the same date, the Individual and SME Area held 848,537 current accounts, 116,653 savings accounts and 243,836 time deposits.

As of December 31, 2017, loans granted by the Individual and SME Area amounted to Ch$14,896,103 million, which represented 58.6% and 95.2% of our total loans and loans granted by our retail market segment, respectively, as a whole.  The following table sets forth a breakdown of the unit’s loan portfolio by lending product in accordance with our internal reporting policies, as of December 31, 2017:

	As of December 31, 2017
	(in millions of Ch$, except percentages)
BANK’S INTERNAL REPORTING POLICIES:
Commercial loans
Commercial credits	Ch$	3,397,426	22.8%
Leasing contracts	430,685		2.9
Other loans	319,369		2.1
Total Commercial Loans	4,147,480		27.8
Residential Mortgage Loans	7,397,936		49.7
Consumer Loans
Installment loans	1,964,246		13.2
Credit cards	1,070,349		7.2
Lines of credit and other loans	316,092		2.1
Total Consumer Loans	3,350,687		22.5%
Total	Ch$	14,896,103	100.0%

We offer a variety of financial services to individuals and small and medium-sized companies, directly through the Individual and SME Area or indirectly through our subsidiaries, such as current accounts, automatic bill payment, debit cards, credit cards, revolving credit lines, residential mortgage loans, consumer loans, commercial loans, mortgage loans for general purposes, leasing agreements, factoring services, mutual funds management and stock brokerage, trade finance, payments and collections, insurance brokerage (which includes life and casualty insurance), savings instruments and foreign currency services.

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

As of December 31, 2017, we had Ch$1,964,246 million in installment loans granted by our Individual and SME Area, which accounted for 49.0% of the retail market business segment’s consumer loans.  Most of these installment loans are denominated in Chilean pesos and are payable monthly.

Residential Mortgage Loans

As of December 31, 2017, we had outstanding residential mortgage loans of Ch$7,473,006 million (under internal reporting policies considering the Bank as a whole), which represented 29.4% of our total loan book as of the same date.  According to information published by the SBIF, as of December 31, 2017, we were Chile’s second largest private sector bank in terms of year-end mortgage loans balances, accounting for approximately 17.0% of mortgage loans granted by the Chilean banking industry, excluding operations of banks’ subsidiaries operating abroad.

Our residential mortgage loans are generally denominated in UF and have maturities ranging from five to 30 years.  As of December 31, 2017, the average residual maturity of our residential mortgage loan portfolio was 17.4 years.  Originally, we funded our residential mortgage loans through the issuance of mortgage finance bonds, which are recourse obligations only to us with payment terms that are matched to the residential loans.  Also, the mortgage finance bonds bear real market interest rates plus a fixed spread over the variable rate of the UF, which permits us to reduce our exposure to interest rate fluctuations and inflation.  Chilean banking regulations allow us to finance up to 100% of a residential mortgage loan with mortgage finance bonds, based on the purchase price of the property securing the loan or the appraised value of such property.  In addition, we generally require that the monthly payments on a residential mortgage loan not exceed 25% of the borrower’s household after tax monthly income, when the customer belongs to the low income population segment.  However, that limit may be adjusted for the middle and high income population segments.

Over the last decade, we have also promoted the expansion of Mutuos Hipotecarios, a mortgage lending product, which is not financed by mortgage finance bonds, but instead through our general funds. As of December 31, 2017, our residential mortgage loan portfolio was principally composed of Mutuos Hipotecarios, as customers have preferred them due to their flexibility and simplicity (for instance the interest rate is known in advance by the customer, which is not the case for mortgage finance bonds that are traded in the secondary market and, therefore, subject to discounts), as they are easier to prepay and permit financing of up to 100% of the purchase price, although banks may limit such maximum financing portion if required by internal credit policies.

The following table sets forth the composition of our residential mortgage loan portfolio by product type:

	As of December 31, 2017
	(in millions of Ch$, except percentages)
BANK’S INTERNAL REPORTING POLICIES:
Secured Residential Mortgage Loans(1)
Loans financed with Mortgage Bonds	Ch$	29,673	0.4%
Mutuos Hipotecarios	7,443,333		99.6
Total Secured Residential Mortgage Loans	Ch$	7,473,006	100.0%

(1)         Corresponds to the Bank’s total secured residential mortgage loans and not only those associated with the Individual and SME Area.

As shown above, as of December 31, 2017 residential mortgage loans related to Mutuos Hipotecarios represented 99.6% of our total residential mortgage loan portfolio, while the remaining 0.4% corresponded to mortgage loans financed with Mortgage Bonds.  As of the same date, the Mutuos Hipotecarios portfolio had an average origination period of 5.0 years (the period from the date when the loans were granted to the specified date) and 5.8% of these loans had been granted by CrediChile.  Conversely, as of December 31, 2017, loans financed with Mortgage Bonds had an average origination period of 16.0 years (the period from the date when the loans were granted) and 5.2% of these loans had been granted by CrediChile.  In terms of credit risk, in 2017, loans related to Mutuos Hipotecarios, as well as those financed with Mortgage Bonds, had low gross (before recoveries) credit risk ratios of 0.04% and (0.03)%, respectively. The difference between both ratios is explained by the previously mentioned factors, particularly by the average origination period, and also by the Bank’s stricter requirements to grant Mutuos Hipotecarios.  It is important to mention that the residential mortgage loan portfolio financed with Mortgage Bonds is annually decreasing in amount and as a proportion of the total residential mortgage loan portfolio because it is composed of old loans and the instrument is no longer used by customers that prefer Mutuos Hipotecarios.  Accordingly, the portfolio of residential mortgage loans financed with Mortgage Bonds is expected to have misleadingly increasing gross credit risk ratios over time until its expiration, as the portion of non-performing loans becomes higher as long as creditworthy borrowers pay their outstanding liabilities to the bank, such that the portion of past due loans remaining in the portfolio increase.

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

During 2017, 0.9% of the residential mortgage loans granted to our customers financed between 90% and 100% of the property value.  Similarly, during 2017, loans financing between 75% and 90% of the property appraised value represented 37.5% of these loans, loans financing between 50% and 75% of the property value represented 47.2% of these loans, and loans financing less than 50% of the property value represented 14.3% of these loans.  During 2017, and according to our prudent risk approach, we continued tightening our credit granting policy for residential mortgage loans by restricting the loan financing limit as a percentage of the property’s value from 90% to 80%, although higher financing may be granted to longstanding customers within specific segments. This explains the decrease in the share of residential mortgage loans that financed between 90% and 100% of the property value over the last years, from 14.9% in 2015 to 0.9% in 2017.

An additional feature of our mortgage loans is that mortgaged property typically secures all of the mortgagor’s credit with us, including installment loans and due balances associated with credit cards and credit lines.  Our total amount of loans secured by real estate guarantees, their loan to value (LTV) ratio and their relative share in our total loan portfolio, as of December 31, 2017, are depicted in the table below:

	As of December 31, 2017
	Outstanding Balance	LTV(2)(3)	% of Bank’s Total Loans
	(in millions of Ch$, except percentages)
BANK’S INTERNAL REPORTING POLICIES:
Secured Loans(1)
Residential Mortgage Loans	7,473,006	66.6%	29.4%
Other than mortgage loans	880,865	23.5	3.5
Total Secured Loans	8,353,871	74.4%	32.9%

(1)         Corresponds to the Bank’s total secured loans and not only those associated with the Individual and SME Area.

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

In addition, the following table sets forth the composition of the other-than-mortgage loans secured by real estate guarantees:

	As of December 31, 2017
	(in millions of Ch$, except percentages)
BANK’S INTERNAL REPORTING POLICIES:
Secured Other-than-Mortgage Loans(1)
Consumer Loans	567,439	64.4%
Credit Cards	242,422	27.5
Credit Lines	71,004	8.1
Total Secured Other-than-Mortgage Loans	880,865	100.0%

(1)         Corresponds to the Bank’s total secured Other-than-Mortgage Loans and not only those associated with the Individual and SME Area.

Unlike in other countries, in addition to the specific legal rights afforded by the mortgage loan (including foreclosure rights), the Bank may collect the pending balance of the mortgage loan over other assets of the mortgage debtor based on certain legal liens provided by law (derecho de prenda general).  Regarding the foreclosure processes, as permitted by Chilean regulations we may write-off secured loans (such as residential mortgage loans) the earlier of 48 months from the date the loans become overdue and once we have made all efforts for recovering the past due loans without success.  This applies to residential mortgage loans financed with mortgage finance bonds as well as for Mutuos Hipotecarios.  Our foreclosure processes comply with the procedures specified by Chilean regulation.  However, as we strive to continuously improve our collection processes, we have achieved average terms of 36 months for foreclosures associated with residential mortgage loans.

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

Credit Cards

As of December 31, 2017, we issued both individual and corporate Visa and MasterCard credit cards. In addition to traditional credit cards, our portfolio also includes co-branded cards.  As of December 31, 2017, we had two loyalty programs or cobranding agreements, namely “Travel Club” and “Entel Visa”. Credit cards issued under these cobranding agreements supplemented the credit cards that we issued under the brand names Banco de Chile, Banco Edwards-Citi and Banco CrediChile. In addition, as of December 31, 2017, we offered seven types of credit cards, targeting diverse types of segments and encompassing different benefits, including: Visa Nacional, Visa Internacional, Visa Dorada, Visa Infinite, Visa Signature, Visa Platinum, Visa Entel Estandar, Visa Entel Signature, MasterCard Nacional, MasterCard Internacional, MasterCard Universal, MasterCard Dorada, MasterCard Platinum and MasterCard Black.

Two of our affiliates, Transbank S.A. and Nexus S.A., provide us with merchant acquisition and credit card processing services.  As of December 31, 2017, Transbank S.A. had 12 shareholders (including us) and Nexus S.A. had 12 shareholders (including us), all of which were banks. As of the same date, our equity ownership in Transbank S.A. was 26.16% and our equity ownership in Nexus S.A. was 25.81%.

As of December 31, 2017, we had 1,463,028 valid credit card accounts, with 1,708,176 credit cards issued to individuals and small and medium sized companies, held by 1,069,065 customers (including credit cards issued by CrediChile). Total charges on our credit cards during 2017 amounted to approximately Ch$3,943,425 million, with Ch$3,423,788 million corresponding to purchases in Chile and abroad and Ch$519,636 million corresponding to cash withdrawals both within Chile and abroad.  The amount of purchases made by our customers in Chile (which include charges associated with credit cards issued by CrediChile) accounted for 20.1% of the total purchase volume of banks’ credit cards in Chile in 2017, according to statistics provided by Transbank S.A.

As of December 31, 2017, our credit card loans to individuals and small and medium sized companies amounted to Ch$1,070,349 million and represented 26.7% of our retail market business segment’s consumer loans.

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

Commercial Credits

Commercial loans granted by our Individual and SME Area mainly consist of project financing and working capital loans granted to small and medium sized companies, which are denominated in Chilean pesos, UF and U.S. dollars and may bear fixed or variable rates of interest and generally mature between one and three months.  As of December 31, 2017, our Individual and SME Area had outstanding commercial loans of Ch$3,397,426 million, representing 21.7% of the retail banking segment’s total loans and 13.4% of our total loans as of the same date.

Leasing Contracts

Leasing contracts are financial leases for capital equipment and property.  Leasing contracts may bear fixed or variable interest rates and they generally have terms that range from one to five years for equipment and from five to 20 years for properties.  Most of these contracts are denominated in UF.  As of December 31, 2017, our Individual and SME Area had outstanding leasing contracts of Ch$430,685 million, representing 2.8% of the retail banking segment’s total loans and 1.7% of our total loans as of the same date.

Non-Residential Mortgage Loans

Non-residential mortgage loans granted to individuals and small and medium sized companies are loans intended to finance the acquisition of offices, land, facilities and other real estate assets.  Non-residential mortgage loans are denominated in UF and generally have maturities between eight and 12 years.  As of December 31, 2017, our Individual and SME Area had non-residential mortgage loans of approximately Ch$10,700 million, representing 0.1% of the retail banking segment’s total loans.

Debit Cards

We offer different types of debit cards to our customers.  Depending on their specifications, these cards can be used for banking transactions at ATMs that operate on the local network provided by Redbanc and the local network of merchants participating in the local Redcompra debit program. Also, our debit cards can be used internationally through the Visa International PLUS network or the international network of merchants associated with the Electron program. We name these debit cards depending on the card’s specific features and the link between the brand and target market which they serve.  During 2017, we offered the following debit cards: Infinite, Signature, Platinum, Standard and debit cards for companies.  As of December 31, 2017, according to monthly statistics provided by Transbank S.A., the Individual and SME Area held a 12.5% market share of debit card transactions (not including debit cards issued by Banco CrediChile, as those are reported under our Consumer Finance Area), which corresponds to approximately 115 million transactions throughout the year.

Lines of Credit

As of December 31, 2017 the Individual and SME Area had approximately 732,085 approved lines of credit to individual customers and small and medium sized companies.  Also, the unit had outstanding advances to 429,845 individual customers and small and medium sized companies that totaled Ch$315,381 million, or 2.0% of the retail banking segment’s total loans and 1.2% of our total loans.

Our lines of credit for individual customers are generally available on a revolving basis, up to an approved credit limit, and may be used for any purpose.  Advances under lines of credit are denominated in Chilean pesos and bear an interest rate that is set monthly.

Deposit Products

We strategically offer deposit products to increase our deposit-taking activities as a means of diversifying our sources of funding.  We believe that the deposits of our individual customers provide us with a relatively low-cost, stable source of funding, as well as an opportunity to cross-market our other products and services.  In this regard, we offer current accounts, time deposits and savings accounts to our individual customers.  Current accounts are Chilean peso-denominated and the majority bear no interest (approximately 0.07% or 626 of our total current accounts are interest-bearing), and savings accounts are denominated in UF and bear a fixed-interest rate.  Time deposits may be denominated in Chilean pesos, UF and U.S. dollars and most bear interest at a fixed rate with terms that range between seven to 360 days.

While demand has historically been focused on UF-denominated deposits during periods of high inflation, demand for Chilean peso-denominated deposits has increased in recent years as a consequence of lower and more stable inflation rates in Chile.  This trend also occurred during the financial crisis of 2008 and 2009, when we benefited from a flight-to-quality effect.  In fact, amid the high volatility and low interest rates observed in the financial markets throughout 2008 and 2009 (in line with monetary stimulus undertaken by central banks worldwide) customers increasingly deposited their funds in our current accounts, particularly those denominated in Chilean pesos, as they preferred liquidity to investing in products with low profitability. A similar phenomenon has taken place over the last three years as a result of the Central Bank’s monetary stimulus plan in response to Chile’s economic slowdown towards the end of 2013. Hence, as low interest rates have prevailed in Chile during 2014, 2015 and 2016, interest rates paid on Chilean peso-denominated saving accounts and time deposits have remained low. This trend encouraged investors to opt for current accounts over interest-bearing deposits. As a result, according to our management information system, annual average balances of current accounts and demand deposits managed by our Individual and SME Area increased by 10.3% and 7.7% in 2016 and 2017, respectively.

Consumer Finance Area (Banco CrediChile)

The Consumer Finance Area provides loans and other financial services to low and middle income segments (individuals whose monthly incomes range from Ch$180,000 to Ch$500,000), which historically have only been partially served by financial institutions.  Also, our Consumer Finance Area serves micro businesses.  Banco CrediChile represents an alternative delivery channel for our products and services to these segments, maintaining a separate brand supported by a network of 105 Banco CrediChile branches as of December 31, 2017.  Banco CrediChile was established in 2004 from what was formerly our consumer banking area.  During 2008, Banco CrediChile was merged with the consumer area of Citibank Chile (Corporación Financiera Atlas S.A.) as a consequence of our merger with Citibank Chile.

Banco CrediChile offers its customers a variety of banking products, such as consumer loans, credit cards, residential mortgage loans and a demand deposit account (see “—CuentaChile Demand Accounts”) targeted at lower income customers.  As of December 31, 2017, Banco CrediChile had approximately 370,515 core customers (those holding either a current account or a loan with us) and over 500,000 active demand accounts. As of the same date, total loans outstanding managed by CrediChile amounted to Ch$758,851 million, representing 3.0% of our total loans outstanding as of the same date.

The following table sets forth the composition of Banco CrediChile’s loan portfolio in accordance with our internal reporting policies, as of December 31, 2017:

	As of December 31, 2017
	(in millions of Ch$, except percentages)
BANK’S INTERNAL REPORTING POLICIES:
Consumer loans
Installment loans	572,796	75.5%
Credit cards	83,237	11.0
Lines of credit and other consumer loans	287	0.0
Total consumer loans	656,320	86.5
Residential mortgage loans	65,398	8.6
Commercial loans	37,133	4.9
Total	758,851	100.0%

Our Consumer Finance Area focuses on developing and marketing innovative and customized products targeted to satisfy the needs of its customers while introducing them to the banking system.  Banco CrediChile complements the services offered by our other business segments, especially our wholesale market segment, by offering services to employers, such as direct deposit capabilities for payroll payment purposes, which in turn enable employees to use our deposit services.

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

During 2017, Banco CrediChile continued to enhance these service models in order to penetrate those segments by offering innovative banking solutions.  As of December 31, 2017, Banco CrediChile had 2,044 ‘CajaChile’ locations at various convenience stores located throughout geographically and/or socially isolated areas.  Through these networks, CrediChile provides its customers with a basic array of financial services including bill payments, deposits, installments loan payments and cash withdrawals.  As of the same date, commercial loans granted to microbusinesses accounted for approximately Ch$47,720 million, associated with nearly 18,765 borrowers. Given the constrained business expansion in light of the slowdown in the Chilean economy, during 2017, Banco CrediChile continued to focus on operational efficiency, productivity and cost control. Accordingly, CrediChile continued to promote remote contact channels such as internet-based services and mobile banking applications in order to reduce on-site operations at branches. As a result we continued to optimize CrediChile’s branch network in 2017.

Banco CrediChile employs a specific credit scoring system, developed by our corporate risk division, as well as other criteria to evaluate and monitor credit risk.  Thus, in order to ensure the quality of its loan portfolio, Banco CrediChile adheres to our general loan origination procedures, particularly with regard to the use of our credit scoring system and credit management policies, including the use of credit bureaus and the services of the SBIF.  In addition, Banco CrediChile carries out rigorous procedures for the collection of past due loans through Socofin S.A., our specialized collection subsidiary.  We believe that we have suitable procedures and infrastructure in place to manage the risk exposure of Banco CrediChile.  These procedures allow us to take advantage of the attractive growth and earnings potential of this market segment while at the same time managing our exposure to a higher risk segment.  See “Item 3.  Key Information—Risk Factors—Risks Relating to our Operations and the Chilean Banking Industry—The growth of our loan portfolio may expose us to increased loan losses” and “Item 3.  Key Information—Risk Factors—Risks Relating to our Operations and the Chilean Banking Industry—Our loan portfolio may not continue to grow at the same or similar rate.”

Consumer Lending

Banco CrediChile provides short to medium term consumer loans and credit card services.  As of December 31, 2017, Banco CrediChile had approximately 370,450 consumer loan debtors related to installment loans amounting to Ch$572,796 million. As of the same date, Banco CrediChile had outstanding loan balances related to credit cards of Ch$83,237 million.

CuentaChile Demand Accounts

Banco CrediChile launched CuentaChile Demand Accounts in 2014, offering its customers a deposit product that is flexible and easy to use.  This product allows us to tap into a section of the consumer market that otherwise would not be able to access and participate in the banking system because of its risk profile.  The CuentaChile Demand Account is a non-interest bearing demand deposit account without checking privileges that targets customers who want a secure and comfortable means of managing and accessing their money.  Customers holding this account may use an ATM card linked to their CuentaChile Demand Account to make deposits or automatic payments to other Banco CrediChile accounts through a network of 7,434 ATMs available throughout Chile as of December 31, 2017.  CuentaChile Demand Account holders may execute transactions in all CrediChile branches and carry out basic banking operations in the CajaChile’s nationwide network, which is present in most Chilean regions and communities.  CuentaChile Demand Account holders are entitled to make use of internet-based banking platforms and mobile applications provided by Banco CrediChile while also receiving electronic money transfers and benefiting from diverse loyalty programs designed by Banco CrediChile, under the Cuenta Chile Club, which include discounts and special offers for a wide array of stores and services. Banco CrediChile previously offered its customers traditional demand accounts (each known as a CrediChile Demand Account) that entitled its holders to receive payroll deposits, withdraw money from ATMs and perform basic purchasing transactions.  The CuentaChile Demand Account replaced and improved the former product offered by CrediChile by increasing benefits to its holders.

As of December 31, 2017, Banco CrediChile had approximately 573,085 active CuentaChile Demand accounts.  Holders of these accounts pay an annual fee, based on the number of withdrawals on the account line of credit and interest on any outstanding balance under the line of credit.  All fees and interest due on a CuentaChile Demand Account are withdrawn automatically on a monthly basis from funds available in the account.  In addition, CuentaChile Demand Accounts allow us to offer our wholesale customers the ability to pay their employees by direct deposit of funds sent to the individual employee’s account at Banco CrediChile, thereby increasing the potential for stronger long term relationships with our wholesale customers and their employees.

Wholesale Banking Segment

Our wholesale banking segment serves the needs of corporate customers.  In 2017, this business segment recorded annual operating revenues of approximately Ch$399,826 million, which represented 23.4% of our total operating revenues. Also, for the year ended December 31, 2017 this segment recorded an income before income tax of Ch$264,822 million, which represented 38.3% of our consolidated income before income tax.  As of December 31, 2017, loans granted by this business segment amounted to Ch$9,771,711 million and represented 38.4% of our total loan portfolio.

The following table sets forth the composition of our portfolio of loans to the wholesale market in accordance with our internal reporting policies, as of December 31, 2017:

	As of December 31, 2017
	(in millions of Ch$, except percentages)
BANK’S INTERNAL REPORTING POLICIES:
Commercial credits	Ch$	7,160,304	73.3%
Foreign trade loans	906,778		9.3
Leasing loans	950,749		9.7
Factoring loans	567,911		5.8
Other loans	185,969		1.9
Total	Ch$	9,771,711	100.0%

As of December 31, 2017, we had 10,175 debtors out of a total of 26,856 core customers (those holding either a loan or a current account with us). Our wholesale customers are engaged in a wide range of economic sectors.  As of December 31, 2017, loans granted by our wholesale banking segment were mainly related to:

•                  financial services (approximately 23.5% of all loans granted by this business segment);

•                  manufacturing (approximately 13.7% of all loans granted by this business segment);

•                  communication and transportation (approximately 13.5% of all loans granted by this business segment);

•                  commerce and trade (approximately 13.2% of all loans granted by this business segment);

•                  construction (approximately 13.0% of all loans granted by this business segment);

•                  agriculture, forestry and fishing (approximately 7.1% of all loans granted by this business segment);

•                  utilities (approximately 5.2% of all loans granted by this business segment);

•                  community, social and personal services (approximately 4.4% of all loans granted by this business segment); and

•                  mining (approximately 1.6% of all loans granted by this business segment).

In line with our strategy of identifying and differentiating market segments in order to provide improved value propositions for a diversified customer base, three of our areas provide our wholesale customer base with banking and financial products and services:  (i) the Corporate Area and (ii) the Large Companies and Real Estate Area and (iii) the Special Businesses Area.

Corporate Area

The Corporate Area provides banking products and services to corporations with annual sales exceeding approximately Ch$70,000 million. This area’s customers consist of a large proportion of Chile’s publicly-traded and non-listed companies, subsidiaries of multinational companies and conglomerates operating in Chile (including those operating in the financial, commercial, manufacturing, industrial and infrastructure sectors), and projects and concessions.

As of December 31, 2017, we had 908 corporations as debtors out of a total of approximately 7,242 core customers (those holding either a current account or a loan with us). Also, this area managed total outstanding loans of Ch$3,295,344 million, which represented 13.0% of our total loan book as of the same date.

The following table sets forth the composition of our Corporate Area’s loan portfolio in accordance with our internal reporting policies, as of December 31, 2017:

	As of December 31, 2017
	(in millions of Ch$, except percentages)
BANK’S INTERNAL REPORTING POLICIES:
Commercial credits	Ch$	2,685,826	81.5%
Foreign trade loans	229,309		7.0
Factoring loans	218,009		6.6
Leasing loans	66,055		2.0
Other loans	96,145		2.9
Total	Ch$	3,295,344	100.0%

We offer a wide range of products to large corporations that include short- and long-term financing, working capital loans, mortgage loans, leasing, long-term syndicated loans and factoring, as well as investment banking services offered by our subsidiary Banchile Asesoría Financiera S.A.  We also offer cash management, including payment services (payrolls, suppliers, pensions, dividends, etc.), collection services and connections to international funds transfer networks, as well as traditional deposit products, in particular current accounts.

In cash management, as of December 31, 2017, we were party to approximately 8,513 payment service contracts and approximately 968 collection service agreements with corporations.  We believe that cash management and payment service contracts, in particular, provide us with a source of low cost deposits and the opportunity to cross sell our products and fees to payees, many of whom maintain accounts with us.  Under our collection contracts, we act as a collection agent for our corporate customers, providing centralized collection services for their accounts receivable and other similar payments.  For the year ended December 31, 2017, joint volumes associated with collection and payment agreements increased by approximately 6.6%.

In order to provide highly competitive and differentiated services, our Corporate Area has the direct support of our Treasury and Money Market Operations segment, which directly fulfills our corporate customers’ liquidity, short-term loans and hedging needs.  We have also improved our technology to facilitate connections with customers and enhance their self-service practices.  Similarly, we offer derivative products, which we believe have become increasingly important, especially those associated with Chilean peso-U.S. dollar and UF-U.S. dollar forward contracts, cross currency swaps, interest rate swaps and options, among other derivative products.

In recent years, the market for loans to corporations in Chile has been characterized by reduced margins due to increasing competition and moderate expansion in terms of borrowing.  This fierce competition has involved not only local banking players but also, increasingly, overseas lenders who are eager to lend to Chilean companies that hold high credit ratings supported by a high sovereign credit rating. For this reason, we have focused on optimizing the profitability in this segment by enhancing our cross selling through the generation and enhancement of fee-based services, such as payroll processing, dividend payments and billing services, as well as computer banking services. This strategy has enabled us to maintain profitable and long-term relationships with our corporate customers while preserving the ability to grant loans when appropriate business opportunities arise.

Accordingly, during 2017, our Corporate Area continued to focus on: (i) maximizing cross-selling and profitability at the business relationship level, (ii) improving the customer experience with the bank’s diverse distribution channels and (iii) promoting and motivating the area’s team to encourage “innovation” in all the business aspects managed by account officers. These initiatives are intended to optimize the risk-return relationship of this segment through non-lending revenues and customer proximity. In all of these areas, but particularly in cross-selling, the synergies that arise from the Global Connectivity Agreement with Citigroup have been important when assisting our corporate customers with off shore transactions, derivatives structuring and financial advisory services. Undoubtedly, the slowdown in the local economy and, in particular, the significant decrease in overall investment across the country, significantly affected the corporate lending business during 2017. These trends resulted in increased competition for a reduced demand for loans and, therefore, a decrease in lending spreads. As a result, loan balances managed by our Corporate Area declined 14.9% on an annual basis. Under such circumstances, the area focused on increasing cross-selling, such as investment banking services offered through our Investment Banking subsidiary. During 2017, this subsidiary carried out approximately 21 transactions, an increase from the 15 transactions executed in 2016.

Large Companies and Real Estate Area

Our Large Companies and Real Estate Area provides companies — with annual sales that range from approximately Ch$1,600 million to approximately Ch$70,000 million — with a broad range of financial products and services. Customers served by this area are those related to the commercial, manufacturing, agricultural, forestry, fishing, infrastructure and real estate sectors, among others.

As of December 31, 2017, we had 9,165 large companies and real estate debtors out of a total of 19,078 core customers (those holding either a current account or a loan with us). Loans granted by the Large Companies and Real Estate Area amounted to Ch$6,024,393 million as of the same date, which represented 23.7% of our total loans.

The following table sets forth the loan portfolio composition of the Large Companies and Real Estate Area, in accordance with our internal reporting policies, as of December 31, 2017:

	As of December 31, 2017
	(in millions of Ch$, except percentages)
BANK’S INTERNAL REPORTING POLICIES:
Commercial credits	Ch$	4,022,641	66.8%
Leasing loans	884,694		14.7
Foreign trade loans	677,469		11.2
Factoring loans	349,902		5.8
Other loans	89,687		1.5
Total	Ch$	6,024,393	100.0%

Products and services offered by this area are mainly related to commercial loans, lines of credit, trade finance and foreign currency transactions, factoring services, leasing, non-residential mortgage loans, syndicated loans, investment banking and financial advisory services for mergers and acquisitions, debt restructuring assistance, payments and collections services, current accounts and related saving services, corporate credit cards, cash and investment management, derivative contracts to hedge against currency or interest rate fluctuations, insurance brokerage, among other traditional and tailored services.

This area aims to provide its customers with excellent service based on proactive financial support that enhances long term relationships with customers.  Over time, the area has developed service models intended to take advantage of synergies arising from the interaction of account and specialized support executives responsible for ensuring comprehensive customer service. These models have enabled this area to strengthen customer relationships and product offerings.

In 2017, this area continued to prioritize a customer centric approach in order to maintain a market-leading position in commercial banking. The high level of satisfaction, together with high standards achieved in terms of problem solving, allowed the area to face an unfavorable business landscape characterized by a decrease in capital expenditures across all economic sectors and uncertainty regarding the economic outlook. As a result, the area recorded a decrease of 5.4% in average loans in 2017 as compared to 2016. Nevertheless the decrease in the lending business was partially offset by an increase in our non-interest bearing liabilities. Our average demand deposits increased 5.6% in 2017, as compared to the 5.3% increase recorded in 2016. More importantly, the area posted a 7.6% annual increase in demand accounts denominated in local currency during 2017, which benefited our cost of funds and margin.

Our leasing and factoring businesses are part of the Large Companies and Real Estate Area. During 2017, we were particularly active in terms of factoring loans as demonstrated by the 26.7% increase in year-end balances on an annual basis.

Special Businesses Area

Our Special Businesses Area aims to provide tailored financial products and services to family offices representing the interests of the wealthiest local families. Thus, in addition to traditional lending products, this area offers a wide range of non-lending services related to project finance, deal structuring associated with business acquisitions, cash management, deposits and funds administration, financial advisory, among others. Also, this area is in charge of coordinating and overseeing our Trade Finance Unit and our International Private Banking Unit.

As of December 31, 2017, our Special Businesses Area had approximately 102 borrowers out of a total of 536 core customers (those holding either a current account or a loan with us). In addition, as of the same date, loans granted by this area accounted for Ch$451,974 million, which represented 1.8% of our total loans.

The following table displays the loan portfolio composition of the Special Businesses Area, in accordance with our internal reporting policies, as of December 31, 2017:

	As of December 31, 2017
	(in millions of Ch$, except percentages)
BANK’S INTERNAL REPORTING POLICIES:
Commercial credits	Ch$	451,837	100.0%
Other loans	137		0.0
Total	Ch$	451,974	100.0%

During 2017 the Special Businesses Area continued to focus on integrating its diverse units while outlining a comprehensive strategy intended to take advantage of opportunities that arise in the local market within the family office sub-segment. In this group of customers, relationships are crucial and, therefore, this area has concentrated on reinforcing the team’s capabilities while establishing a collaborative work relationship with our subsidiaries Banchile Administradora General de Fondos and Banchile Corredora de Bolsa in order to put their wide range of mutual funds management and stock brokerage offers at the disposal of these customers. In this regard, the business scope of this area focuses on assets but, more importantly, focuses on the ability to attract liabilities such as deposits and wealth management, which permit us to benefit from funding and cross-selling. Thus, we completed a favorable year in Private Wealth Management by recording a 7.0% increase in number of customers and by 23.0% the level of assets under management.

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

Regarding funding functions carried out by our Treasury, during 2017, we continued to develop a funding diversification strategy by conducting important transactions in Chile and abroad.  This strategy is aimed at maintaining a competitive cost of funding that supports the value offerings we provide to our wide customer base and improving our liquidity by issuing debt of longer maturities that match long-term assets. For that reason, we are continually seeking alternative sources, types of instruments and markets. We generally conduct international bond issuances only if the cost (including costs of interest rate swaps and other transactional expenses) is below the cost of raising funds locally and the currency or interest rate exposure is fully hedged via cross currency swaps.

During 2017, although we were less active in terms of debt placements when compared to previous years, we were able to enter into opportunistic long-term financing arrangements in overseas markets demonstrating, once again, the confidence of foreign investors in Banco de Chile. Under our MTN Program, we placed the following instruments in foreign markets during 2017: (i) a 15-year unsecured euro-denominated bond issued in Germany for approximately U.S.$73 million, (ii) a 20-year unsecured yen-denominated bond placed in Japan for approximately U.S.$90 million, and (iii) a five-year unsecured bond in Japan for approximately U.S. $115 million. Most of these placements were accompanied by cross currency swap hedge arrangements in order to neutralize any effects associated with changes in foreign exchange that could impact our cost of funding. In addition, we continued to utilize short-term funding associated with our commercial paper program, which provides us with reliable funding for Trade Finance transactions, and during 2017, we issued a total amount of U.S.$1.2 billion. As of December 31, 2017 we had an outstanding balance of approximately U.S.$420 million. In terms of long-term funding in local currency, during 2017 we placed a total amount of UF15 million (approximately U.S.$653 million) within the local market. These debt placements had maturities ranging from four to 12 years (8.2 years on average) while bearing premium spreads over the relevant benchmark (Central Bank UF-denominated bonds or BCU).

The funding functions carried out by our Treasury area are complemented by our international area, namely International Financial Institutions (“IFI”), which manages relations with correspondent banks worldwide, facilitating international payments and obtaining foreign currency financing for us.  As of December 31, 2017, we have established a network of approximately 600 foreign banks, among which we maintained credit relationships with approximately 150 correspondent banks, from which we maintained 26 account relationships.  IFI played an important role in structuring international transactions aimed at diversifying our funding.

Regarding the management of our securities portfolio, as of December 31, 2017, the portfolio amounted to Ch$3,064,893 million and was composed of available-for-sale securities that totaled Ch$1,526,315 million and securities held for trading amounting to Ch$1,538,578 million. As for the type of instruments included in our securities portfolio, as of December 31, 2017, 54.6% consisted of securities issued by the Central Bank and the Chilean government, 41.8% consisted of securities issued by local financial institutions, and 3.6% consisted of securities issued by non-financial Chilean corporate issuers and other securities. Our investment strategy is designed to supplement our expected profitability, risks and economic variable projections while adhering to the regulatory guidelines and internal limits defined by our finance committee.  In this regard, neither proprietary trading nor speculation on equity holdings are business goals for us and, therefore, equity instruments only represented 0.3% of our investment portfolio as of December 31, 2017.

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

The following table sets forth information with respect to our financial services subsidiaries in accordance with our internal reporting policies as of December 31, 2017:

	Assets		Equity		Net Income
	(in millions of Ch$)
BANK’S INTERNAL REPORTING POLICIES
Banchile Corredores de Bolsa S.A.	Ch$	541,693	Ch$	88,879	Ch$	14,880
Banchile Administradora General de Fondos S.A.	69,889		58,203		19,001
Banchile Corredores de Seguros Ltda.	16,094		7,218		4,557
Socofin S.A.	10,865		2,319		796
Banchile Asesoria Financiera S.A	3,075		2,371		2,142
Banchile Securitizadora S.A	491		420		(104)
Total	Ch$	642,107	Ch$	159,410	Ch$	41,272

The following table sets forth information with respect to our ownership interest in our financial services subsidiaries as of December 31, 2017:

	Ownership Interest
	Direct (%)	Indirect (%)	Total (%)
Banchile Administradora General de Fondos S.A.	99.98	0.02	100.00
Banchile Asesoría Financiera S.A.	99.96	—	99.96
Banchile Corredores de Seguros Ltda.	99.83	0.17	100.00
Banchile Corredores de Bolsa S.A.	99.70	0.30	100.00
Banchile Securitizadora S.A.	99.01	0.99	100.00
Socofin S.A.	99.00	1.00	100.00

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

Securities Brokerage Services

We provide securities brokerage services through Banchile Corredores de Bolsa S.A. is registered as a securities broker with the Superintendencia de Valores y Seguros (the “Superintendency of Securities and Insurance” or “SVS”), the regulator of Chilean publicly listed companies, and is a member of the Santiago Stock Exchange and the Chilean Electronic Stock Exchange. Since it was founded in 1989, Banchile Corredores de Bolsa S.A. has provided stock brokerage services, fixed income investments and foreign exchange products to individuals and companies through our branch network. In early 2009, Citibank Agencia de Valores S.A. merged with Banchile Corredores de Bolsa S.A.

During the year ended December 31, 2017, Banchile Corredores de Bolsa S.A. recorded an aggregate stock trading turnover on the Santiago Stock Exchange, the Chilean Electronic Stock Exchange and the Valparaíso Stock Exchange that amounted to approximately Ch$6,302,956 million, which represented a 10.8% market share within the Chilean stock market.

Also, as of December 31, 2017, Banchile Corredores de Bolsa S.A. had equity amounting to Ch$88,879 million and, for the year ended December 31, 2017, recorded net income of Ch$14,880 million, which represented 2.6% of our consolidated net income for that period (under the bank’s internal reporting policies).

Mutual and Investment Fund Management

Since 1980, we have provided mutual fund management services through Banchile Administradora General de Fondos S.A. (formerly Banchile Administradora de Fondos Mutuos S.A.).  As of December 31, 2017, according to data published by the Chilean Mutual Funds Association, Banchile Administradora General de Fondos S.A. was the largest mutual fund manager in Chile, managing approximately 20.9% of all Chilean mutual funds’ assets.  Also, as of December 31, 2017, Banchile Administradora General de Fondos S.A. operated 66 mutual funds and had Ch$6,647,692 million in assets under management owned by 626,897 corporate and individual investors. As of the same date, Banchile Administradora General de Fondos S.A. operated 23 public investment funds (Deuda Chile, Deu Corp 3-5, Chile Blend, Small Cap, Plusvalia Eficiente, Rentas, Emerging Equity, Estrategias Alternativas, Inmob. Capitolio, Deuda Argentina, Deuda Alto Rendimiento, USA Equity, Europe Equity, Rentas Inmobiliarias VI, VII, VIII, Deuda Global, MarketP Glob, MarketP EEUU, Rentas Habit Plusvalía, Latam High Yield, Minero Asset and Latam Small Mid CAP). Banchile managed Ch$1,097,762 million in net assets on behalf of 738 participants.  As of December 31, 2017, Banchile did not manage private investment funds.

The following table sets forth information regarding the various mutual funds managed by Banchile Administradora General de Fondos S.A. as of December 31, 2017:

		As of December 31, 2017
Name of Fund	Type of Fund	Net Asset Value (in millions of Ch$)	Number of Investors
AHORRO	Fixed income (medium/long term)	431,750	40,888
ALIANZA	Fixed income (medium/long term)	144,431	34,573
ASIA	Equity	14,631	13,590
ASIATICO ACCIONARIO	Equity	17,994	13,497
BANCHILE-ACCIONES	Equity	50,815	6,980
BONOS UF PLUS I	Structured	22,310	745
BOOSTER ACCIONES USA	Structured	1,696	65
CAPITAL EFECTIVO	Fixed income (short term)	650,062	7,272
CAPITAL EMPRESARIAL	Fixed income (short term)	601,184	8,477
CAPITAL FINANCIERO	Fixed income (short term)	373,641	17,551
CHILE 18 Q	Equity	82,531	17,137
CORPORATE DOLLAR	Fixed income (short term)	540,276	21,385
CORPORATIVO	Fixed income (short term)	380,571	37,132
CRECIMIENTO	Fixed income (short/medium term)	102,370	11,521
CUPON PLUS	Structured	1,557	95
DEPOSITO XXI	Fixed income (medium/long term)	418,289	51,577
DEUDA CORPORATIVA DÓLAR	Fixed income (medium/long term)	28,581	1,261
DEUDA DOLAR	Fixed income (medium/long term)	26,939	854
DEUDA ESTATAL	Fixed income (medium/long term)	3,589	526
DEUDA ESTATAL PESOS	Fixed income (medium/long term)	4,444	1,686
DEUDA ESTATAL UF 3-5	Fixed income (medium/long term)	45,719	28,835
DEUDA PESOS 1-5 AÑOS	Fixed income (medium/long term)	13,339	1,631
DISPONIBLE	Fixed income (short term)	48,504	31,661
EMERGING	Equity	32,413	18,903
EMERGING MARKET	Equity	11,952	898
ESTRATEGIA AGRESIVA	Blend	9,516	917
ESTRATEGIA CONS	Blend	44,893	3,196
ESTRATEGIA MODERADA	Blend	47,521	3,117
ESTRATEGICO	Fixed income (medium/long term)	472,112	19,911
EURO MONEY MARKET	Fixed income (short term)	17,320	2,874
EUROPA DESARROLLADA	Equity	61,995	18,894
FONDO MUTUO BOOSTER ACCIONES EMERG II	Equity	3,431	127
FONDO MUTUO BOOSTER ACCIONES EMERGENTE	Structured	13,781	668
FONDO MUTUO BOOSTER ACCIONES EUROPA II	Structured	10,607	445
FONDO MUTUO BOOSTER ACCIONES JAPÓN II	Structured	4,632	151
FONDO MUTUO CHILE BLUE CHIP INDEX FUND	Equity	6	1
FONDO MUTUO ESTRUCTURADO BONOS UF PLUS I	Structured	10,952	426
GLOBAL DOLLAR	Equity	12,241	468
GLOBAL MID CAP	Equity	12,318	1,298
HORIZONTE	Fixed income (medium/long term)	429,757	36,981
INVERSION BRASIL	Equity	3,695	665
INVERSION CHINA	Equity	3,610	684
INVERSION USA	Equity	83,404	19,271
INVERSIONES ALTERNAT	Blend	47,297	16,742
INVERSIONISTA I	Equity	40,022	364
JAPÓN ACCIONARIO	Equity	12,972	17,096
LATAM CORPORATE INVESTMENT GRADE	Fixed income (medium/long term)	21,530	881

		As of December 31, 2017
Name of Fund	Type of Fund	Net Asset Value (in millions of Ch$)	Number of Investors
LATAM MID CAP	Equity	17,991	15,102
LIQUIDEZ 2000	Fixed income (short term)	292,458	23,863
MID CAP	Equity	20,712	3,400
PACÍFICO ACCIONARIO	Equity	895	267
PERFORMANCE	Fixed income (short/medium term)	9,969	7,575
PORT ACT AGRESIVO	Equity	7,006	672
PORT ACT CONTROLADO	Blend	3,168	126
PORT ACT DEFENSIVO	Fixed income (medium/long term)	13,038	792
PORT ACT EQUILIBRADO	Blend	34,134	2,192
PORT ACT MODERADO	Blend	43,780	2,052
PORT ACT POTENCIADO	Blend	19,444	1,758
QUANT GLOBAL	Blend	2,189	252
RENDIMIENTO CORTO	Fixed income (short term)	261,789	218
RENTA FUTURA	Fixed income (medium/long term)	278,078	10,837
RETORNO L.P. UF	Fixed income (medium/long term)	96,412	30,639
SECOND BEST ACCIONES LATAM - ASIA EMERG	Equity	5,272	146
U.S. DOLLAR	Equity	14,523	570
US MID CAP	Equity	18,448	1,484
UTILIDADES	Fixed income (short/medium term)	95,186	11,035
Total		6,647,692	626,897

As of December 31, 2017, Banchile Administradora General de Fondos S.A. had equity of Ch$58,203 million and, for the year ended December 31, 2017, net income of Ch$19,001 million, which represented 3.3% of our 2017 consolidated net income (under the bank’s internal reporting policies).

Insurance Brokerage

We provide insurance brokerage services to our customers through Banchile Corredores de Seguros Limitada (Banchile Corredores de Seguros LTDA.).  In 2000, we began to offer life insurance policies associated with consumer loans and non-credit related insurance to our individual customers and the general public. As of December 31, 2017, Banchile Corredores de Seguros Limitada had equity of Ch$7,218 million and, for the year ended December 31, 2017 it recorded net income of Ch$4,557  million, which represented 0.8% of our 2017 consolidated net income (under the bank’s internal reporting policies). According to the SVS, as of December 31, 2017, Banchile Corredores de Seguros Limitada had a 4.8% market share in the total amount of life and casualty insurance policies (in Chilean pesos) sold by insurance brokerage companies in Chile, excluding life annuities.

Financial Advisory Services

We provide financial advisory and other investment banking services to our customers through Banchile Asesoría Financiera S.A.  The services offered by Banchile Asesoría Financiera S.A. are primarily targeted to our corporate customers and include advisory services concerning mergers and acquisitions, restructuring, project finance and strategic alliances.  As of December 31, 2017, Banchile Asesoría Financiera S.A. had equity of Ch$2,371 million and, for the year ended December 31, 2017, recorded net income of Ch$2,142 million, which represented 0.4% of our 2017 consolidated net income (under the bank’s internal reporting policies).

Securitization Services

We offer investment products to meet the needs of institutional investors, such as private pension funds and insurance companies, through Banchile Securitizadora S.A.  This subsidiary securitizes financial assets, and issues debt instruments with credit ratings that can be traded in the Chilean marketplace, backed by a bundle of revenue producing assets of the client company.  As of December 31, 2017, Banchile Securitizadora S.A. had equity of Ch$420 million and, for the year ended December 31, 2017, the subsidiary reported a net loss of Ch$104 million (under bank’s internal reporting policies).  Also as of December 31, 2017, Banchile Securitizadora S.A. had a 13.6% market share in the total volume of assets securitized in Chile. This market share refers to the percentage of existing stock of securitized assets as of the mentioned date.

Collection Services

Socofin S.A. provides judicial and extra judicial loan collection services to the Bank.  As of December 31, 2017, Socofin S.A. had equity of Ch$2,319 million and, for the year ended December 31, 2017, net income of Ch$796 million (under the bank’s internal reporting policies).

Distribution Channels and Electronic Banking

Our distribution network provides integrated financial services and products to our customers through a wide range of channels.  The network includes ATMs, branches, internet-based banking platforms, mobile banking applications and call centers.  As of December 31, 2017, we had 1,464 ATMs that are part of a larger network of 7,434 ATMs operating in Chile, of which 4,583 ATMs operate under a network managed by Redbanc S.A.

As of December 31, 2017, we had a network of 399 retail branches throughout Chile. Our branch system serves as a distribution network for all of the products and services offered to our customers.  Our full-service branches accept deposits, cash withdrawals, offer the full range of our retail banking products, such as consumer loans, credit cards, mortgage loans and current accounts, and provide financial and non-financial information to current and potential customers.

We offer electronic banking services to our customers 24 hours a day through our website, www.bancochile.cl, which has tailored homepages for the different segments we serve.  Thus, by accessing our website, our individual customers may execute electronic money transfers, access their account balances, pay utilities bills, apply for loans, make time deposits, purchase insurance premiums, invest in mutual funds, and so on. On the other hand, our corporate homepage offers a broad range of services, including the payment of bills, electronic fund transfers, non-charge orders, as well as a wide variety of account inquiries.  These services include our office banking service, Banconexion Web for Enterprises, which enables our corporate customers to perform all of their banking transactions from their offices.  Our homepage also offers products with exclusive benefits provided by our customer loyalty marketing programs, which enhance our relationships with customers.  Through the jointly administered website of Banchile Administration General de Fondos and Banchile Corredora de Bolsa, our mutual funds and securities brokerage subsidiaries, respectively, we also provide customers interested in investing and saving their funds with an internet-based platform on which they can trade stocks and currencies, make time deposits and take positions in mutual funds, foreign stock markets, investments funds and derivatives.  Our foreign trade customers can rely on our international business homepage, www.bancochile.com, which enables them to inquire about the status of their foreign trade transactions and perform transactions, such as opening letters of credit, recording import collection and hedging on instructions and letters of credit.  According to our management information systems, on an annual basis, during 2017, approximately 335.7 million transactions were performed on our website, of which approximately 42.0 million were monetary transactions. Also, according to the SBIF, approximately 10.8 million clients (including one time visits by both individuals and companies) accessed our website every month in 2017.  This translated into approximately 529.1 million visits to our website in 2017.

Also, we provide our customers with access to a 24-hour phone-bank through which they can access account information and execute certain transactions.  This service, through which we receive over 436,448 calls per month on average, has enabled us to develop customer loyalty campaigns, sell financial products and services, answer specialized inquiries and receive and resolve complaints by customers and non-customers.

Lastly, over the last three years we have devoted efforts to enhance our mobile banking platforms by developing and launching diverse applications.  In 2014, we released the mobile applications MiBanco | MiPago | MiBeneficio. Similarly, in 2015 we launched MiCuenta | MiPass | MiSeguro. MiBanco is a mobile banking platform that enables our customers to perform most of the operations they can execute on our website, such as accessing their account balances, making bill payments and electronic money transfers, carrying out cash advances from credit cards to checking accounts.  MiPago is a specialized mobile application that permits requests for reimbursements from other Banco de Chile’s customers and performs the transaction by generating and scanning a QR code, which reinforces the security standards for these types of operations. MiCuenta is a mobile application that enables users to make monthly payments associated with utility bills and other types of services. MiPass is a password-generating application that, among other features, allows users to set a list of money transfer recipients to make transfers without requiring another password-generating device. In 2017, we continued to expand our digital banking offerings by launching the new mobile application called MiInversion. This application serves as a portfolio management mobile platform for retail customers by enabling them to manage their investments in equity, fixed-income and mutual funds. We also added new functionalities to these mobile applications by incorporating an On/Off service for credit and debit cards in case of theft, misplacement or other security issues detected by the user, authorization of web transactions with MiPass, biometric access to MiBanco through fingerprint, onsite payment in shops and commerce through MiPago, among other features. As of December 31, 2017, approximately 21.7 million monetary transactions have been carried out using our mobile banking applications.

Competition

Overview

The Chilean market for banking and other financial services is highly and increasingly competitive and consists of various market sectors.  The most important sector is commercial banking with total loans (excluding operations of subsidiaries abroad) representing 82.1% of the Chilean GDP as of December 31, 2017. As of the same date, the Chilean banking industry consisted of 20 banks, 19 of which were private sector banks and one state-owned bank, namely, Banco del Estado. As of December 31, 2017, the five largest Chilean banks accounted for approximately 75.6% of all outstanding loans granted by Chilean financial institutions (excluding operations of subsidiaries abroad):  Banco Santander—Chile (18.7%), Banco de Chile (17.2%), Banco del Estado (15.3%) and Banco de Crédito e Inversiones (“BCI”) (13.6%) and Banco Itaú-Corpbanca (10.8%).

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

Within the local banking industry, our primary competitors are the main private sector commercial banks in Chile, namely, Banco Santander—Chile, BCI, Banco Bilbao Vizcaya Argentaria Chile (BBVA), and Itaú-Corpbanca.  Nevertheless, we also face competition from Banco del Estado, a state-owned bank, which has a larger customer base than we do. Banco del Estado, which operates under the same regulatory regime as Chilean private sector banks, was the third largest bank in Chile as of December 31, 2017, with outstanding total loans of Ch$22,531,470 million, representing a 15.3% market share (excluding operations of subsidiaries abroad), according to data published by the SBIF.

In the retail market, we compete with other private sector Chilean banks, as well as with Banco del Estado, which has a large individual customer base.  Among private sector banks, we believe our strongest competitors in this market are Banco Santander—Chile and BCI, as these banks have developed diversified business strategies focused on both small and medium-sized companies and lower to middle income segments of the Chilean population.  In addition, we believe our strongest competitors in the high income individual segment are Banco Santander—Chile, Banco Itaú-Corpbanca, Banco Bice and Banco Security, as these banks rely on specialized business models that provide wealth management and traditional banking services, as we do.

Historically, commercial banks in Chile have competed in the retail market against each other, and finance companies and department stores, with the latter two having traditionally been focused on consumer loans to low and middle-income segments.  However, finance companies gradually disappeared between the 1990s and 2000s, as most of them merged into the largest commercial banks that dominate the Chilean banking industry today.  Also, by the end of 1990s, the Chilean financial industry witnessed the rise of non-traditional banking competitors, such as large department stores.  During the 2000s, these players gained increasing significance in the consumer lending sector, as they were permitted to issue financial products such as credit cards.  Currently, there are two consumer oriented banks affiliated with Chile’s largest department stores: Banco Falabella and Banco Ripley.  Although these banks had a combined market share (excluding operations of subsidiaries abroad) of only 1.7% as of December 31, 2017, according to the SBIF, the presence of these banks is likely to make consumer banking more competitive over the next few years, especially within the lower income segment. As of December 31, 2017, the consumer loans granted jointly by these banks represented a 9.4% of the total consumer loans rendered by the industry (excluding operations of subsidiaries abroad).

In the wholesale market, we believe our strongest competitors are also Banco Santander—Chile, BCI, Itaú-Corpbanca and Banco Bilbao Vizcaya Argentaria Chile (BBVA).  Similarly, we believe these banks are our most significant competitors in the small and medium sized companies’ business segment.

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

Regarding mergers and acquisitions events in the local banking industry, most of these transactions have involved international players seeking to participate in the local market. In recent years, for example, in 2013 Corpbanca’s controlling shareholders announced their intention to sell part of their stake to a local or international player.  On January 29, 2014, Corpgroup (the controlling shareholder of Corpbanca) accepted the bid of Brazil’s Itau Unibanco, through which Itau merged its own Chilean and Colombian subsidiaries with Corpbanca.  The merger was approved by the SBIF in September 2015 and Banco Itaú Chile became Banco Itaú-Corpbanca. The merged company started operations on April 1, 2016. As of December 31, 2017, the merged bank had a 10.8% market share, excluding operations of subsidiaries abroad. On December 5, 2017, Scotiabank Chile announced that BBVA formally accepted Scotiabank Chile’s bid to acquire 68.2% of BBVA Chile shares for an amount of approximately U.S.$2,200 million. In January 2018, Scotiabank requested the SBIF authorization for this transaction, which was granted in March 2018. The transaction is currently awaiting the approval of the Chilean Anti-Trust Agency (Fiscalía Nacional Economica). The merger of these two banks is expected to be completed during the second half of 2018.

In addition, consolidation and overseas expansion has emerged as a means of inorganic growth for local banks.  For example, in 2012, Corpbanca, ranked fourth among Chilean private sector banks in terms of total loans as of December 31, 2011, acquired a former Santander Group’s subsidiary in Colombia and consolidated its balance sheet and results of operations beginning May 31, 2012.  Also, by the end of 2012, Corpbanca made a bid for acquiring Helm Bank in Colombia.  According to publicly available information, the bid process was completed and fully authorized by the SBIF in July 2013 and Corpbanca started to consolidate the balance sheet of this new subsidiary beginning August 31, 2013. Given the merger between Banco Itaú Chile and Corpbanca in 2016, assets held by former Corpbanca subsidiaries in Colombia were seized by the merged bank. Hence, as of December 31, 2017, loans associated with Banco Itaú-Corpbanca’s operations in Colombia amounted to Ch$4,479,791 million and represented 3.0% of the industry’s total loans.

Similarly, by the end of May 2013, BCI—the third largest private sector bank in Chile in terms of total loans as of December 31, 2017, with a 13.6% market share (excluding operations of subsidiaries abroad)—announced the acquisition of the City National Bank, headquartered in the United States.  According to public information published by the SBIF, the process was fully authorized and completed in October 2015 and BCI started to consolidate the balance sheet on the same date.  As of December 31, 2017, loans associated with BCI’s operation in the United States amounted to Ch$4,434,278 million and represented 3.0% of the industry’s total loans.

During 2014 the Chilean banking industry witnessed the entry of new market players and changes in the ownership structure of certain competitors.  By the end of August 2014, Banco International announced the intention of Inversiones la Construcción (“ILC”) to take control of the bank by acquiring a 50.1% stake from the controlling shareholder, “Baninter”. Banco Internacional is a small bank within the Chilean banking industry and is mostly focused on the wholesale banking segment.  As of December 31, 2016, Banco Internacional’s loan book represented 0.8% of the total outstanding loans of the industry (excluding operations of subsidiaries abroad).  Furthermore, on May 30, 2014, the SBIF authorized the existence and approved the bylaws of “Banco BTG Pactual Chile.” This bank, a Chilean subsidiary of Brazil-based bank BTG Pactual, was already operating in the Chilean financial industry since 2012, providing stock brokerage, mutual funds management and investment banking services.  Banco BTG Pactual Chile received the final authorization to operate as a commercial bank on December 31, 2014 and officially started its commercial operations on January 23, 2015. As of December 31, 2017, the loan book of Banco BTG Pactual Chile represented only 0.11% of the total outstanding loans of the industry (excluding operations of subsidiaries abroad).

Lastly, in 2016, Deustche Bank Chile closed its operations in many Latin American countries including Chile. Deustche Bank’s participation in the Chilean Banking industry accounted for 0.5% in terms of total assets as of December 31, 2015.

On the other hand, it is worth noting that since 2014 two Chinese banks have requested SBIF authorizations for starting operations in Chile. In May 2016, the China Construction Bank Corporation received final approval from the SBIF to open a branch in Chile under the brand name “China Construction Bank, Agencia en Chile”. This was the first branch established by this bank in Latin America. Similarly, in November 2016, the Bank of China received provisional authorization and installation authorization from the SBIF to open a branch in Chile under the brand name “Bank of China Limited.” Finally, on March 13, 2018 the SBIF definitively authorized Bank of China to start operations in Chile under the brand name “Bank of China Limited”.

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

Below there is a set of tables and figures for the years ended December 31, 2015, 2016 and 2017 that show our position within the Chilean financial industry.  The market information is set forth under Chilean GAAP as published by the SBIF and—unless otherwise indicated—excludes data related to operations of subsidiaries abroad. Also, as a result of the merger between Banco Itaú Chile and Corbanca, figures for years before 2017 —unless otherwise indicated— have been computed on a pro forma basis.

The following table sets forth certain statistical information on the Chilean financial system as of December 31, 2017, according to information published by the SBIF under Chilean GAAP:

	As of December 31, 2017
	(in millions of Ch$, except percentages)
	Assets		Loans(1)(2)		Deposits(2)		Equity(3)
	Amount	Share	Amount	Share	Amount	Share	Amount	Share
CHILEAN GAAP:
Private sector banks	182,474,724	82.8%	125,030,886	84.7%	92,351,455	78.0%	16,951,473	91.1%
Banco del Estado	37,925,323	17.2%	22,531,470	15.3%	26,033,153	22.0%	1,654,457	8.9%
Total banking system	220,400,047	100.0%	147,562,356	100.0%	118,384,608	100.0%	18,605,930	100.0%

Source:  SBIF

(1)          Loans to customers.  Interbank loans are not included.

(2)          Excludes operations of subsidiaries abroad.

(3)          For purposes of this table, equity includes capital and reserves, net income for the period and provisions for minimum dividends.

Loans

We had total loans of Ch$25,439,535 million as of December 31, 2017, according to information published by the SBIF under Chilean GAAP.  The following table sets forth our market share and the market share of our principal private sector competitors in terms of total loans, as of the dates indicated, according to information published by the SBIF under Chilean GAAP:

	Total Loans(1)(2)(3)
	As of December 31,
	2015	2016	2017
CHILEAN GAAP:
Banco Santander—Chile	18.9%	19.1%	18.7%
Banco de Chile	18.3	18.0	17.2
Banco de Crédito e Inversiones	12.9	13.3	13.6
Banco Itaú-Corpbanca	12.3	11.4	10.8
BBVA Bilbao Vizcaya	6.7	6.6	6.6
Total market share	69.1%	68.4%	66.9%

Source:  SBIF

(1)         Allowances for loan losses not deducted.

(2)         Excludes operations of subsidiaries abroad.

(3)         Itaú-Corpbanca in pro forma basis for 2015 and 2016.

Credit Quality

The following table sets forth the ratio of allowances to total loans of the largest private banks in Chile and that of the Chilean financial system as a whole (including such banks) as of December 31, 2015, 2016 and 2017, according to information published by the SBIF under Chilean GAAP:

	Allowances to Total Loans(1)(2)
	As of December 31,
	2015	2016	2017
CHILEAN GAAP:
Banco Santander—Chile	2.98%	3.05%	2.96%
Banco Itaú-Corpbanca	2.15	2.84%	3.29
Banco de Chile	2.45	2.40%	2.19
Banco de Crédito e Inversiones	1.81	1.66%	1.63
BBVA Bilbao Vizcaya	1.44	1.49%	1.48
Financial system	2.40%	2.53%	2.51%

Source:  SBIF

(1)         Includes operations of subsidiaries abroad.

(2)         Itaú-Corpbanca in pro forma basis for 2015 and 2016

The following table sets forth the ratio of past due loans (90 days or more) over total loans for the largest private banks in Chile as of December 31, 2015, 2016 and 2017 on an individual basis, according to information published by the SBIF under Chilean GAAP:

	Past Due Loans to Total Loans(1)(2)(3)
	As of December 31,
	2015	2016	2017
CHILEAN GAAP:
Banco de Chile	1.22%	1.15%	1.19%
BBVA Bilbao Vizcaya	1.42	1.30	1.18
Banco de Crédito e Inversiones	1.50	1.44	1.41
Banco Itaú-Corpbanca	1.33	1.68	2.26
Banco Santander—Chile	2.54	2.09	2.30
Financial system	1.88%	1.87%	1.95%

Source:  SBIF

(1)         Until 2014, the SBIF only released past due (90 days or more) information on an individual basis for Chilean banks. Since 2015, information is released on a consolidated basis.

(2)         Past Due loans refer to loans 90 days or more past due, including installments that are overdue and the remaining amount of principal and interest.

(3)         Itaú-Corpbanca in pro forma basis for 2015 and 2016

Deposits

We had total deposits (including demand deposits and time deposits) of Ch$18,983,484 million as of December 31, 2017, according to information published by the SBIF under Chilean GAAP.  The following table sets forth the market shares in terms of total deposits for private banks as of December 31, 2015, 2016 and 2017 on a consolidated basis, according to information published by the SBIF under Chilean GAAP:

	Total Deposits(1)(2)
	As of December 31,
	2015	2016	2017
CHILEAN GAAP:
Banco Santander—Chile	17.6%	18.0%	16.6%
Banco de Chile	16.4	16.4%	16.0
Banco de Crédito e Inversiones	12.8	12.5%	13.0
Banco Itaú-Corpbanca	11.2	9.8%	8.7
BBVA Bilbao Vizcaya	6.0	6.0%	5.8
Total market share	64.0%	62.7%	60.1%

Source:  SBIF

(1)         Excludes operations of subsidiaries abroad.

(2)         Itaú-Corpbanca in pro forma basis for 2015 and 2016

Capital and Reserves

The following table sets forth year-end balances of capital and reserves for the largest private banks in Chile as of December 31, 2015, 2016 and 2017 according to information published by the SBIF under Chilean GAAP:

	Capital and Reserves(1)(2)(3)
	As of December 31,
	2015		2016		2017
CHILEAN GAAP:
Banco Itaú-Corpbanca	Ch$	2,137,088	Ch$	3,403,266	Ch$	3,359,617
Banco de Chile	2,505,561		2,620,395		2,842,610
Banco Santander—Chile	2,450,665		2,567,396		2,712,692
Banco de Crédito e Inversiones	1,768,953		2,280,605		2,468,304
BBVA Bilbao Vizcaya	Ch$	704,040	Ch$	773,186	Ch$	828,164

Source:  SBIF

(1)         Capital and Reserves equals to total equity before provisions for minimum dividends and net income for the period.

(2)         Includes operations of subsidiaries abroad.

(3)         Itaú-Corpbanca in pro forma basis for 2015 and 2016.

Net Income

The following table sets forth the market shares in net income for private sector banks as of December 31, 2015, 2016 and 2017, according to information published by the SBIF under Chilean GAAP:

	Net Income(1)(2)
	As of December 31,
	2015	2016	2017
CHILEAN GAAP:
Banco de Chile	25.6%	28.1%	25.8%
Banco Santander—Chile	20.7	24.2%	25.8
Banco de Crédito e Inversiones	15.1	17.3%	16.6
BBVA Bilbao Vizcaya	4.1	4.1%	4.7
Banco Itaú-Corpbanca	15.1	(0.1)%	2.4
Total Market Share	80.6%	73.6%	75.3%

Source:  SBIF

(1)         Includes operations of subsidiaries abroad.

(2)         Itaú-Corpbanca in pro forma basis for 2015 and 2016.

Return on Capital and Reserves

The following table sets forth our return on capital and reserves and the returns on capital and reserves of our principal private sector competitors and the Chilean banking industry as a whole, in each case as of December 31, 2015, 2016 and 2017, according to information published by the SBIF under Chilean GAAP:

	Return on Capital and Reserves(1)(2)
	Year Ended December 31,
	2015	2016	2017
CHILEAN GAAP:
Banco de Chile	22.3%	21.1%	20.3%
Banco Santander—Chile	18.4	18.5%	21.3
Banco de Crédito e Inversiones	18.7	14.9%	15.0
BBVA Bilbao Vizcaya	12.7	10.4%	12.8
Banco Itaú-Corpbanca	15.4	(0.1)%	1.6
Financial System average	15.4%	11.8%	13.0%

Source:  SBIF

(1)         Corresponds to net income divided by the year-end balance of Capital and Reserves.

(1)         Includes operations of subsidiaries abroad.

(2)         Itaú-Corpbanca in pro forma basis for 2015 and 2016.

Operating Revenues

The following table sets forth the market shares in terms of operating revenues for private banks as of December 31, 2015, 2016 and 2017, on a consolidated basis, according to information published by the SBIF under Chilean GAAP:

	Operating Revenues(1)(2)
	As of December 31,
	2015	2016	2017
CHILEAN GAAP:
Banco de Chile	18.6%	19.5%	18.0%
Banco Santander—Chile	18.7	19.1	19.2
Banco de Crédito e Inversiones	13.1	14.5	14.6
Banco Itaú-Corpbanca	15.1	9.6	11.1
BBVA Bilbao Vizcaya	4.6	4.5	4.6
Total Market Share	70.1%	67.2%	67.5%

Source:  SBIF

(1)         Includes operations of subsidiaries abroad.

(2)         Itaú-Corpbanca in pro forma basis for 2015 and 2016.

Operating Expenses

The following table sets forth the market shares in terms of operating expenses for private sector banks as of December 31, 2015, 2016 and 2017, on a consolidated basis, according to information published by the SBIF under Chilean GAAP:

	Operating Expenses(1)(2)
	As of December 31,
	2015	2016	2017
CHILEAN GAAP:
Banco de Chile	16.1%	16.3%	15.6%
Banco Santander—Chile	15.8	15.9	16.0
Banco de Crédito e Inversiones	12.9	14.4	14.7
Banco Itaú-Corpbanca	15.0	12.8	14.4
BBVA Bilbao Vizcaya	4.8	5.2	4.7
Total Market Share	64.6%	64.6%	65.5%

Source:  SBIF

(1)         Includes operations of subsidiaries abroad.

(2)         Itaú-Corpbanca in pro forma basis for 2015 and 2016.

Efficiency

The following table sets forth the efficiency ratios of the largest private Chilean banks as of December 31, 2015, 2016 and 2017, according to information published by the SBIF under Chilean GAAP:

	Efficiency Ratio(1)(2)(3)
	As of December 31,
	2015	2016	2017
CHILEAN GAAP:
Banco de Chile	44.1%	45.4%	46.2%
Banco Santander—Chile	43.3	45.6	44.3
Banco de Crédito e Inversiones	50.2	54.2	53.7
BBVA Bilbao Vizcaya	53.2	61.8	54.3
Banco Itaú-Corpbanca	50.9	72.7	69.2
Financial System average	51.1%	54.5%	53.2%

Source:  SBIF

(1)         Operating expenses divided by operating revenue.

(2)         Includes operations of subsidiaries abroad.

(3)         Itaú-Corpbanca in pro forma basis for 2015 and 2016.

REGULATION AND SUPERVISION

General

In Chile, only banks may maintain current accounts for their customers and, together with certain other specific non-banking financial institutions, may accept time deposits.  The principal authorities that regulate financial institutions in Chile are the SBIF and the Central Bank.  Chilean banks are primarily subject to the General Banking Act and secondarily, to the extent not inconsistent with that law, the provisions of the Chilean Corporations Law governing publicly listed corporations, except for certain provisions that are expressly excluded.

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

In 2014, the Chilean Ministry of Finance announced an overall review and various modifications to the Chilean Banking Act.  Accordingly, during 2015, the Chilean Ministry of Finance convened a working-group of financial experts to analyze and recommend modifications to the General Banking Act. This working-group released a final report in January 2016 recommending that modifications to the General Banking Act should be phased-in. Based on this report, the Ministry of Finance submitted a bill to the Chilean congress on June 12, 2017, modifying the current General Banking Act. The proposed legislation addresses three main topics aimed at modernizing the Chilean banking framework by adopting the Basel III Guidelines; considering a phased-in transition from Basel I, introducing changes to the corporate governance of the local regulator such that certain powers currently vested in the SBIF will be transferred in the future to Chile’s Financial Market Commission (“CMF”), and establishing a resolution regime for Chilean banks in the case of insolvency. The bill also addresses other modifications such as increased of deposit insurance for time deposits, stricter requirements for members of banks’ boards of directors, changes in relation to confidential information of banks’ customers, among others. The CMF was established in January 2018, pursuant to Law No. 21,000 and replaced the SVS. It currently oversees the Chilean Financial Market (comprised of publicly traded companies, insurance companies, insurance brokers, mutual funds and investment funds). Upon approval of the reforms to the General Banking Act by the Chilean congress and subsequent enactment by the Chilean government, the CMF is expected to assume supervision of banking activities by replacing and assuming the powers of the SBIF. In January 2018, the proposed bill was passed by the Lower House of the Chilean congress, which introduced certain provisions to the former bill presented by the Chilean government, and is currently being analyzed by the Upper House. See “Item 3.  Key Information—Risk Factors—Risks Relating to our Operations and the Chilean Banking Industry—Restrictions imposed by banking regulations may constrain our operations and thereby adversely affect our financial condition and results.”

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

The Superintendency of Banks (“SBIF”)

Chilean Banks are supervised and controlled by the SBIF, a Chilean governmental agency.  The SBIF authorizes the creation of new banks and has broad powers to interpret and enforce legal and regulatory requirements applicable to banks and financial institutions.  Furthermore, in cases of noncompliance with its legal and regulatory requirements, the SBIF has the ability to impose sanctions.  In extreme cases, it can appoint, with the prior approval of the board of directors of the Central Bank, a provisional administrator to manage a bank.  It also has the mandate to approve any amendment to a bank’s bylaws or any increase in its capital.

The SBIF examines all banks from time to time, usually at least once a year or more often if necessary under certain circumstances. Banks are required to submit unaudited financial statements to the SBIF on a monthly basis and to publish their unaudited financial statements at least four times a year in a newspaper of national circulation.  A bank’s financial statements as of December 31 of each year must be audited and submitted to the SBIF together with the opinion of its independent auditors. Also, since 2017, banks are required by the SBIF to include in mid-year financial statements (as of June 30 of every fiscal year) an auditor’s review statement in accordance with GAAP). In addition, banks are required to provide extensive information regarding their operations at various periodic intervals to the SBIF.

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

If the acquiring bank or resulting group would own a market share in loans determined by the SBIF to be more than 15% but less than 20%, the authorization will be conditioned on the bank or banks maintaining Regulatory Capital not below 10% of their risk-weighted assets for a period set by the SBIF, which may not be less than one year.  The calculation of risk-weighted assets is based on a five-category risk classification system applied to a bank’s assets (including off-balance positions through credit exposure factors) that is based on the Basel Committee recommendations.

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

The Financial Market Commission

Our subsidiaries Banchile Corredores de Bolsa S.A., Banchile Administradora General de Fondos S.A., Banchile Securitizadora S.A. and Banchile Corredores de Seguros Ltda. are supervised by the Financial Market Commission.

The CMF was established in January 2018, pursuant to Law No. 21,000 and replaced the Superintendency of Securities and Insurance (“SVS”). Specifically, the CMF must regulate, oversee, sanction and administer the operation, stability and development of the Chilean financial market by easing the participation of market agents while keeping public trust. In order to do so, the CMF must have an overall and systemic vision by protecting interests of investors and insured agents. The CMF also the ability to impose sanctions over the supervised entities.

The CMF is a professional and technical institution, led by a board of five members whose chairman is appointed by the Chilean government. The CMF appointed a prosecutor who is responsible for identifying, investigating, and prosecuting potential infringements of the rules that govern the markets regulated by the CMF. In addition to the powers formerly held by the SVS, the CMF has additional powers that should improve the supervision of the Chilean financial markets while providing due process for regulated companies by incorporating new tools that promote the cooperation of companies purportedly involved with infringements of applicable rules.

The CMF’s powers include the authority to require information of banking transactions of specific persons, even those subject to secrecy or confidentiality provisions; interception of all kind of communications and requesting telecommunication companies any communication transmitted or received by them, and order other public agencies to provide background information, even when such information is confidential or classified. These measures, among others, are subject to control and prior authorization of the Santiago court of appeal.

The CMF currently oversees the Chilean Financial Market (comprised of publicly traded companies, insurance companies, insurance brokers, mutual funds and investment funds). Upon approval of the reforms to the General Banking Act by the Chilean congress and subsequent enactment by the Chilean government, the CMF is expected to also assume supervision of banking activities by replacing and assuming the powers of the SBIF.

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

In addition, the Chilean government guarantees up to 90% of the principal amount of time deposits held by individuals in the Chilean banking system.  This guarantee on time deposits, however, covers a maximum amount of UF 108 per person (Ch$2,894,199 or U.S.$4,702.7 as of December 31, 2017) in the Chilean banking system as a whole, regardless of whether the obligation held by the bank exceeds that amount.

The pending proposed bill to reform the General Banking Act contemplates a modification to current deposit insurance for time deposits such that the principal amount of time deposits would be 100% guaranteed by the Chilean government with a limit of UF 200 UF per person (Ch$ 5,359,628 or U.S.$ 8,708.8 as of December 31, 2017) in a single bank and UF400 per person (Ch$ 10,719,256 or U.S.$17,417.5 as of December 31, 2017) in the Chilean banking system as a whole.

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

As of December 31, 2017, Banco de Chile fully complied with these reserve requirements.

Minimum Capital

Under the General Banking Act, a bank must have a minimum paid in capital and reserves of UF 800,000 (Ch$21,438.5 million or U.S.$34.8 million as of December 31, 2017).  However, a bank may begin its operations with 50% of such amount, provided that it has a Regulatory Capital ratio (defined as Regulatory Capital as a percentage of risk weighted assets) of not less than 12%.  When such a bank’s paid in capital reaches UF 600,000 (Ch$16,078.9 million or U.S.$26.1 million as of December 31, 2017), the Regulatory Capital ratio requirement is reduced to 10%.

As of December 31, 2017, Banco de Chile fully complied with such minimum capital requirements.

Capital Adequacy Requirements

According to the General Banking Act, each bank should have Regulatory Capital (or Total Capital) of at least 8% of its risk-weighted assets, net of required allowances.  This percentage may be increased by the regulators according to what has been previously stated.

Banks should also comply with a leverage ratio, which means Basic Capital (Common Equity Tier 1) of at least 3% of their total assets, net of required allowances.

Some banks, however, given specific characteristics and based on the judgement of the SBIF, may be required to fulfil stricter thresholds in terms of capital adequacy. This is the case of Banco de Chile, which is subject to a Regulatory Capital (or Total Capital) ratio of at least 10% on risk-weighted assets. Nonetheless, in terms of the leverage ratio, Banco de Chile is required to comply with the same limit imposed on the whole banking system.

As of December 31, 2017, Banco de Chile fully complied with such capital adequacy requirements.

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

The regulation provides that 8% of the sum of the credit risk-weighted assets and the price risk of the trading book may not be higher than Regulatory Capital.  In light of the merger between Banco de Chile and Banco A. Edwards in 2002, the SBIF raised the requirement of credit risk-weighted assets for us from 8% to 10%. As of December 31, 2017, the price risk of our trading book totaled Ch$116,659 million.

The following table shows our regulatory risk availability, computed as the difference between the risk and our Regulatory Capital, as of December 31, 2017:

As of December 31, 2017
(in millions of Ch$, except percentage)
(a) 10% risk-weighted assets	2,706,834
(b) Trading price risk	116,659
(c = a + b) Total risk	2,823,493
(d) Regulatory Capital	3,934,727
(e = d – c) Risk Availability	1,111,234
(f = c/d) Use of Regulatory Limit (as a Percentage of Regulatory Capital)	71.8%

Interest rate risk generated by the accrual book is measured against a self-imposed (internal) limit equal to the lesser of 12-month rolling net revenues and our Basic Capital.

The guidelines for measuring liquidity risk are mainly focused on constructing an expected cash flow analysis for the following 30 and 90 days, broken down by currency.  Net outflows may not exceed the amount of our Basic Capital for the following 30 days or two times that amount for the following 90 days.  Subject to approval of the SBIF, the cash flow analysis may include behavioral run-off assumptions for some specific liability balance sheet items (demand deposits, time deposits, etc.) and behavioral roll-over assumptions for some asset items of the consolidated statement of financial position (loans, etc.). This guidance used to be called the C08 index but was replaced by the C46 index in 2015, although both were aimed at the same purpose. Furthermore, in March 2016, the Chilean regulator began to require C47 and C48 reports. The C47 report focuses on liabilities analysis from the concentration, maturity and renewal perspectives. On the other hand, the C48 report gauges Liquidity Coverage Ratio and Net Stable Funding Ratio, aligned with the Basel framework for these purposes. So far, however, the regulator has not established any limits related to these reports. See “Item 4.  Information on the Company—Regulation and Supervision— New Rules on Liquidity Standards”.

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

As of December 31, 2017, Banco de Chile fully complied with the lending limits established by the General Banking Act.

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

Capital Markets

Under the General Banking Act, banks in Chile may purchase, sell, place, underwrite and act as paying agents with respect to certain debt securities.  Likewise, banks in Chile may place and underwrite certain equity securities.  Bank subsidiaries may also engage in debt placement and dealing, equity issuance advice and securities brokerage, as well as mutual fund and investment fund administration, factoring, investment advisory services and merger and acquisition services.  The SBIF generally regulates these subsidiaries.  However, the CMF regulates some of these subsidiaries. The CMF is the regulator of the Chilean securities market and publicly-held corporations.

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

However, a Chilean bank may invest in securities up to an additional amount of 70% of the bank’s Regulatory Capital without having to establish an additional allowance, if such securities have a minimum rating of:

Rating Agency	Short Term	Long Term
Moody’s Investor Service (Moody’s)	P1	Aa3
Standard and Poor’s (S&P)	A1+	AA–
Fitch Rating Service (Fitch)	F1+	AA–
Dominion Bond Rating Service (DBRS)	R1(high)	AA(low)

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

Procedures for the Management of Information of Interest to the Market

In order to ensure compliance with the provisions of the Ley de Mercado de Valores No. 18,045 (the Chilean “Securities Market Law”) and regulations, issued by the CMF and the SBIF, our board of directors approved, on January 29, 2010, the Manual for the Management of Information of Interest to the Market (the “Manual”).

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

Prevention of Money Laundering and the Financing of Terrorism

On December, 18, 2003, Law No. 19,913 created the Financial Analysis Unit and enacted new rules regarding money laundering.  On March 6, 2006, the SBIF issued regulations governing the requirements applicable to banks with respect to prevention of money laundering and terrorism financing.  The regulations, as amended, are aimed at incorporating international anti-money laundering (“AML”) and terrorism financing laws to the Chilean banking industry.  Pursuant to these regulations, the SBIF requires that banks implement an Anti-Money Laundering and Terrorism Financing system based mainly on the “know your customer” and source of wealth concepts.  Moreover, these policies and procedures must be approved by the board of directors of each bank and must take into account the volume and complexity of its operations and other related parties.

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

On March 17, 2015, the SBIF released Circular No. 3,578, which provides a new set of minimum standards for the availability of banks’ ATM networks.  These rules impose minimum levels of uptime for ATMs belonging to each institution in order to ensure desired levels of performance and service quality.  Also, the SBIF has urged local banks to include the management of their ATM networks within their service policies and has required that they report relevant information periodically.

No material new rules related to consumer protection were established in 2017.

For more information, see Item 3.  Key Information—Risk Factors—Risks Relating to our Operations and the Chilean Banking Industry—Restrictions imposed by banking regulations may constrain our operations and thereby adversely affect our financial condition and results.”

Insurance Brokerage Regulations

On December 1, 2013, a new regulation affecting all insurance brokerage businesses in Chile became effective.  This regulation is a result of Law No. 20,667 that was enacted on May 9, 2013 and Circular No. 2114 issued by the SVS (the predecessor to the CMF) on July 26, 2013.  This  regulation establishes that, in the case of early termination of an insurance policy paid for in advance (for example, because of the early repayment of the related loan), all unearned premiums must be refunded to the customer by the company that issued the policy.  This refund obligation includes both the unearned premiums and commissions relating to the remaining policy period, such as brokerage fees (e.g., the fees of our subsidiary Banchile Corredores de Seguros Limitada) and any other commissions.  The premiums and commissions subject to refund will be calculated in proportion to the unlapsed period.  This refund obligation applies with respect to insurance policies issued after this regulation became effective.  Prior to this regulation, unearned premiums were refunded only if the early termination took place within the later of 45 days after the issuance of the insurance policy, or one-tenth of the total term of the insurance policy (from the date of issuance). These refund obligations did not have a material effect on our results of operations in 2016 and 2017.

Maximum Legal Interest Rates

On December 13, 2013, Law No. 20,715 regulating maximum interest rates became effective upon publication in the Chilean Official Gazette.  This legislation affects all Chilean businesses that charge interests (including all banks, department stores and any other commerce or financial provider) on loans up to UF 200 (approximately U.S.$8,709), including installment loans, credit cards and credit lines related loans, as well as overdue loans.  This regulation established among other things, a new methodology for calculating the maximum legal interest rate for loans —not indexed to inflation— longer than a 90-day term, which resulted in a reduction of the maximum legal interest rate applicable to such debtors.  This law did not have a material effect on our results of operations during the transition or implementation period (from 2014 to 2015).

Credit Risk Provisioning

On December 18, 2013, the SBIF published for comments a set of amendments to the regulations on allowances for loan losses and credit risk matters.  A revised and final version of these guidelines was published on December 30, 2014 by the SBIF (Circular No. 3,573).

The final version of the guidelines established a standardized method for calculating provisions for loan losses for residential mortgage loans, including the effects of past due behavior and loan-to-value ratios, while providing new and more precise definitions for impaired loans and new requirements to remove loans from such portfolio.  In addition, this set of rules addressed the possibility of implementing standardized credit risk provisioning models for consumer and commercial loan portfolios, evaluated on a grouped basis, in the future.  However, the circular clarified that standardized methods for evaluating commercial and consumer loans on a group basis, as well as the requirements for banks’ internally developed models, would be discussed and analyzed afterwards.

Lastly, the new guidelines also introduced changes for the treatment of factoring loans from the provisioning point of view, by taking into account the credit risk associated with the billed company.

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

On March 29, 2016, the SBIF published an amendment (Circular No. 3,604) to Chapter B-3 of Compendio de Normas Contables, modifying the credit conversion or credit exposure factors for certain contingent loans. In particular, the aforesaid circular established a decrease in the conversion factor for fully available lines of credit, from 50% to 35%, when the borrower maintains non-performing loans with the banking institution. This rule did not have a material impact on our results of operations.

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

The first stage of these requirements is intended to improve the information—in quantity and quality—about the actual status of banks without imposing specific limits for LCR and NSFR, except cash flows, mismatches for 30-day and 90-days periods.  Under these limits, which existed before the new guidelines, mismatches between modeled cash inflows and cash outflows over 30-day and 90-day periods must not exceed one time and two times the amount of Basic Capital (or Tier 1 capital) held by any bank, respectively.

In March 2016, the Chilean regulator began to require banks to issue reports C47 and C48.  The C47 report focuses on liabilities analysis from the concentration, maturity and renewal points of view. On the other hand, the C48 report gauges LCR and NSFR ratios. So far, however, the regulator has not established any limits related to these reports. Even though there is no certainty as to when or how these limits will be imposed, we reasonably expect that they could be defined by the second half of 2018. Accordingly, this new rule did not affect our operations and results for the year ended December 31, 2017.

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

However, in order to provide evidence of their tax residence, foreign holders of our ADSs or of our shares of common stock must send to Banco de Chile a certificate of residence issued by their local tax authority. This certificate must be legalized or apostilled and valid at the moment of the distribution of dividends, otherwise the Tax credit will be 65%.

In addition, Law No. 20,899 enacted on February 8, 2016, permits investors to use 100% of the corporate tax paid by the company as a tax credit, if investors reside in countries that were part of DTAT before January 1, 2017, even though the DTAT was not in force from 2017 onwards. However, this special treatment will only apply until December 31, 2019.

Consequently, Law No. 21,047 enacted on November 23, 2017 extended the previously mentioned exemption until December 31, 2021, with regard to double taxations treaties signed through January 1, 2019 and pending to enter into force as of December 31, 2021.

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

Section No. 619 of the Volcker Rule is applicable to Citigroup.  Since we and our subsidiaries are considered as Citigroup’s subsidiaries, during 2015, we comprehensively revised our internal policies and procedures to establish, maintain, enforce, test and modify our Volcker Rule Compliance Program to enable Citigroup to comply with its regulatory requirements.

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

ORGANIZATIONAL STRUCTURE

The following diagram presents our current corporate structure, including our subsidiaries and their respective direct ownership interests, as of April 20, 2018:

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

As of December 31, 2017, we owned the properties on which 172 of our full-service branches and other points of sale are located (approximately 112,200 square meters of office space).  Also, as of December 31, 2017, we had leased office space for 215 of our full-service branches with office space of approximately 62,900 square meters.  Lastly, the 14 remaining branches and other points of sale were managed through a combined model by which part of the branch surface is owned and the remaining branch surface is under a leasing contract.  Also, in some cases, we entered into special partnership agreements with the property’s owners.

We also own properties throughout Chile for back office and administrative operations, as well as for storage of documents and other purposes.  We believe that our facilities are adequate for our present needs and suitable for their intended purposes.

As of December 31, 2017, we also owned approximately 134,250 square meters in mainly recreational physical facilities in Chile, which we use to assist our employees in maintaining a healthy work and life balance and which we use for incentive and integration activities.

Our 2018 budget for infrastructure expenditures amounts to approximately Ch$14,850 million.  This is intended to finance disbursements associated with renovation and restoration of our main buildings (35.6%), implementation of branches (32.1%), general maintenance for buildings and distribution network (24.8%), among other disbursements (7.9%).

SELECTED STATISTICAL INFORMATION

The following information is included for analytical purposes and should be read in conjunction with our audited consolidated financial statements as of and for the year ended December 31, 2017 appearing elsewhere in this annual report and “Item 5.  Operating and Financial Review and Prospects.”

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

The following tables set forth, by currency of denomination, average balances and, where applicable, interest amounts and nominal rate for our assets and liabilities under IFRS for the years ended December 31, 2015, 2016 and 2017:

	For the Year Ended December 31,
	2015					2016					2017
	Average Balance		Interest Earned(1)		Average Nominal Rate	Average Balance		Interest Earned(1)		Average Nominal Rate	Average Balance		Interest Earned(1)		Average Nominal Rate
	(In millions of Ch$, except percentages)
IFRS:
Assets
Interest earning assets
Financial Investments
Ch$	1,201,558		43,807		3.65	1,221,189		47,963		3.93	1,943,209		67,330		3.46
UF	505,870		28,615		5.66	430,986		21,770		5.05	474,719		15,070		3.17
Foreign currency	237,805		9,222		3.88	227,665		10,138		4.45	119,414		5,792		4.85
Total	1,945,233		81,644		4.20	1,879,840		79,871		4.25	2,537,342		88,192		3.48
Loans in advance to Banks
Ch$	1,099,698		28,267		2.57	974,059		32,280		3.31	535,050		15,024		2.81
UF	—		—		—	—		—		—	—		—		—
Foreign currency	—		—		—	—		—		—	—		—		—
Total	1,099,698		28,267		2.57	974,059		32,280		3.31	535,050		15,024		2.81
Commercial loans
Ch$	6,353,016		412,854		6.50	6,638,123		447,116		6.74	6,854,249		471,849		6.88
UF	4,786,721		294,792		6.16	5,123,123		270,624		5.28	5,227,029		274,522		5.25
Foreign currency	2,503,652		53,937		2.15	2,524,203		62,054		2.46	2,146,715		61,145		2.85
Total	13,643,389		761,583		5.58	14,285,449		779,794		5.46	14,227,993		807,516		5.68
Consumer Loans
Ch$	3,336,722		565,089		16.94	3,717,567		609,175		16.39	3,820,048		609,017		15.94
UF	83,464		8,217		9.84	55,514		4,787		8.62	70,103		5,376		7.67
Foreign currency	24,649		—		—	29,913		—		—	32,691		—		—
Total	3,444,835		573,306		16.64	3,802,994		613,962		16.14	3,922,842		614,393		15.66
Residential mortgage loans
Ch$	—		—		—	—		—		—	—		—		—
UF	5,826,928		469,633		8.06	6,634,968		447,582		6.75	7,220,433		401,862		5.57
Foreign currency	—		—		—	—		—		—	—		—		—
Total	5,826,928		469,633		8.06	6,634,968		447,582		6.75	7,220,433		401,862		5.57
Repurchase agreements
Ch$	36,844		1,367		3.71	43,583		1,690		3.88	60,319		1,714		2.84
UF	—		—		—	—		—		—	—		—		—
Foreign currency	—		—		—	—		—		—	—		—		—
Total	36,844		1,367		3.71	43,583		1,690		3.88	60,319		1,714		2.84
Other Assets
Ch$	61,200		2,701		4.41	54,383		1,951		3.59	32,072		1,194		3.72
UF	—		—		—	—		—		—	—		—		—
Foreign currency	172,686		224		0.13	171,209		674		0.39	164,289		1,656		1.01
Total	233,886		2,925		1.25	225,592		2,625		1.16	196,361		2,850		1.45
Total interest earning assets
Ch$	12,089,038		1,054,085		8.72	12,648,904		1,140,175		9.01	13,244,947		1,166,128		8.80
UF	11,202,983		801,257		7.15	12,244,591		744,763		6.08	12,992,284		696,830		5.36
Foreign currency	2,938,792		63,383		2.16	2,952,990		72,866		2.47	2,463,109		68,593		2.78
Total	Ch$	26,230,813	Ch$	1,918,725	7.31%	Ch$	27,846,485	Ch$	1,957,804	7.03%	Ch$	28,700,340	Ch$	1,931,551	6.73%

(1)         Interest earned includes interest accrued on trading securities.

	For the Year Ended December 31,
	2015			2016			2017
	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate
	(In millions of Ch$, except percentages)
IFRS:
Assets
Non-interest earning assets
Cash and due from banks
Ch$	762,703	—	—	791,357	—	—	857,485	—	—
UF	53	—	—	—	—	—	—	—	—
Foreign currency	533,414	—	—	523,866	—	—	532,728	—	—
Total	1,296,170	—	—	1,315,223	—	—	1,390,213	—	—
Transactions in the course of collection
Ch$	327,091	—	—	357,625	—	—	373,471	—	—
UF	—	—	—	—	—	—	—	—	—
Foreign currency	208,630	—	—	200,034	—	—	201,466	—	—
Total	535,721	—	—	557,659	—	—	574,937	—	—
Allowances for loan losses
Ch$	(493,583)	—	—	(539,032)	—	—	(521,280)	—	—
UF	—	—	—	—	—	—	—	—	—
Foreign currency	—	—	—	—	—	—	—	—	—
Total	(493,583)	—	—	(539,032)	—	—	(521,280)	—	—
Derivatives
Ch$	1,022,877	—	—	921,775	—	—	981,436	—	—
UF	—	—	—	—	—	—	—	—	—
Foreign currency	84,612	—	—	153,811	—	—	95,960	—	—
Total	1,107,489	—	—	1,075,586	—	—	1,077,396	—	—
Investments in Other Companies
Ch$	26,286	—	—	34,537	—	—	41,771	—	—
UF	—	—	—	—	—	—	—	—	—
Foreign currency	53	—	—	55	—	—	53	—	—
Total	26,339	—	—	34,592	—	—	41,824	—	—
Intangible assets
Ch$	64,706	—	—	63,422	—	—	65,804	—	—
UF	—	—	—	—	—	—	—	—	—
Foreign currency	—	—	—	—	—	—	—	—	—
Total	64,706	—	—	63,422	—	—	65,804	—	—
Fixed assets
Ch$	208,804	—	—	217,220	—	—	217,357	—	—
UF	—	—	—	—	—	—	—	—	—
Foreign currency	—	—	—	—	—	—	—	—	—
Total	208,804	—	—	217,220	—	—	217,357	—	—
Current tax assets
Ch$	—	—	—	2,233	—	—	21,956	—	—
UF	—	—	—	—	—	—	—	—	—
Foreign currency	—	—	—	—	—	—	—	—	—
Total	—	—	—	2,233	—	—	21,956	—	—
Deferred tax assets
Ch$	94,626	—	—	139,195	—	—	165,707	—	—
UF	—	—	—	—	—	—	—	—	—
Foreign currency	—	—	—	—	—	—	—	—	—
Total	94,626	—	—	139,195	—	—	165,707	—	—

	For the Year Ended December 31,
	2015					2016					2017
	Average Balance		Interest Earned		Average Nominal Rate	Average Balance		Interest Earned		Average Nominal Rate	Average Balance		Interest Earned		Average Nominal Rate
	(In millions of Ch$, except percentages)
IFRS:
Other assets
Ch$	136,703		—		—	139,741		—		—	250,413		—		—
UF	61,970		—		—	61,297		—		—	9,530		—		—
Foreign currency	8,621		—		—	10,500		—		—	13,097		—		—
Total	207,294		—		—	211,538		—		—	273,040		—		—
Total non-interest earning assets
Ch$	2,150,213		—		—	2,128,073		—		—	2,454,120		—		—
UF	62,023		—		—	61,297		—		—	9,530		—		—
Foreign currency	835,330		—		—	888,266		—		—	843,304		—		—
Total	3,047,566		—		—	3,077,636		—		—	3,306,954		—		—
Total Assets
Ch$	14,239,251		1,054,085		—	14,776,977		1,140,175		—	15,699,067		1,166,128		—
UF	11,265,006		801,257		—	12,305,888		744,763		—	13,001,814		696,830		—
Foreign currency	3,774,122		63,383		—	3,841,256		72,866		—	3,306,413		68,593		—
Total	Ch$	29,278,379	Ch$	1,918,725	—	Ch$	30,924,121	Ch$	1,957,804	—	Ch$	32,007,294	Ch$	1,931,551	—

	For the Year Ended December 31,
	2015					2016					2017
	Average Balance		Interest paid		Average Nominal Rate	Average Balance		Interest paid		Average Nominal Rate	Average Balance		Interest paid		Average Nominal Rate
	(In millions of Ch$, except percentages)
IFRS:
Liabilities
Interest bearing liabilities
Savings accounts
Ch$	7,122,450		236,628		3.32%	7,500,508		270,387		3.60%	7,485,981		293,848		3,93%
UF	1,747,270		91,302		5.23	2,070,071		83,277		4.02	1,743,278		52,943		3.04
Foreign currency	946,815		2,427		0.26	964,997		4,928		0.51	1,094,613		10,670		0.97
Total	9,816,535		330,357		3.37	10,535,576		358,592		3.40	10,323,872		357,461		3.46
Repurchase agreements
Ch$	229,496		6,947		3.03	190,464		6,211		3.26	193,497		5,177		2.68
UF	3,950		268		6.78	167		10		5.99	—		—		—
Foreign currency	5,068		1		0.02	2,137		2		0.09	4,645		16		0.34
Total	238,514		7,216		3.03	192,768		6,223		3.23	198,142		5,193		2.62
Borrowings from financial institutions
Ch$	45,340		595		1.31	38,395		848		2.21	98,092		2,397		2.44
UF	7		1		14.29	5		—		—	1		—		—
Foreign currency	1,315,459		9,575		0.73	1,182,072		12,656		1.07	1,056,238		16,858		1.60
Total	1,360,806		10,171		0.75	1,220,472		13,504		1.11	1,154,331		19,255		1.67
Debt issued
Ch$	—		—		—	—		—		—	—		—		—
UF	3,904,943		302,669		7.75	4,538,941		282,620		6.23	4,935,458		239,794		4.86
Foreign currency	1,741,176		26,442		1.52	1,524,902		26,969		1.77	1,549,535		28,409		1.83
Total	5,646,119		329,111		5.83	6,063,843		309,589		5.11	6,484,993		268,203		4.14
Other financial obligations
Ch$	121,817		1,448		1.19	124,419		1,424		1.14	95,602		1,382		1.45
UF	13,498		1,774		13.14	12,716		872		6.86	16,444		481		2.93
Foreign currency	44,407		92		0.21	28,386		55		0.19	29,786		30		0.10
Total	179,722		3,314		1.84	165,521		2,351		1.42	141,832		1,893		1.33
Total interest bearing liabilities
Ch$	7,519,103		245,618		3.27	7,853,786		278,870		3.55	7,873,172		302,804		3.85
UF	5,669,668		396,014		6.98	6,621,900		366,779		5.54	6,695,181		293,218		4.38
Foreign currency	4,052,925		38,537		0.95	3,702,494		44,610		1.20	3,734,817		55,983		1.50
Total	Ch$	17,241,696	Ch$	680,169	3.94%	Ch$	18,178,180	Ch$	690,259	3.80%	Ch$	18,303,170	Ch$	652,005	3.56%

	For the Year Ended December 31,
	2015			2016			2017
	Average Balance	Interest paid	Average Nominal Rate	Average Balance	Interest paid	Average Nominal Rate	Average Balance	Interest paid	Average Nominal Rate
	(In millions of Ch$, except percentages)
IFRS:
Liabilities
Non-interest bearing liabilities
Current account and demand deposits
Ch$	5,727,221	—	—	6,089,301	—	—	6,552,864	—	—
UF	285,412	—	—	223,395	—	—	279,690	—	—
Foreign currency	1,116,853	—	—	1,348,922	—	—	1,341,644	—	—
Total	7,129,486	—	—	7,661,618	—	—	8,174,198	—	—
Transactions in the course of payment
Ch$	171,724	—	—	195,806	—	—	255,226	—	—
UF	—	—	—	—	—	—	—	—	—
Foreign currency	206,378	—	—	209,656	—	—	185,723	—	—
Total	378,102	—	—	405,462	—	—	440,949	—	—
Derivatives
Ch$	941,672	—	—	896,551	—	—	1,048,935	—	—
UF	—	—	—	—	—	—	—	—	—
Foreign currency	95,387	—	—	151,409	—	—	87,799	—	—
Total	1,037,059	—	—	1,047,960	—	—	1,136,734	—	—
Current tax liabilities
Ch$	11,461	—	—	—	—	—	—	—	—
UF	—	—	—	—	—	—	—	—	—
Foreign currency	—	—	—	—	—	—	—	—	—
Total	11,461	—	—	—	—	—	—	—	—
Deferred tax liabilities
Ch$	—	—	—	—	—	—	—	—	—
UF	—	—	—	—	—	—	—	—	—
Foreign currency	—	—	—	—	—	—	—	—	—
Total	—	—	—	—	—	—	—	—	—
Provisions
Ch$	126,682	—	—	154,399	—	—	128,353	—	—
UF	—	—	—	—	—	—	—	—	—
Foreign currency	—	—	—	—	—	—	—	—	—
Total	126,682	—	—	154,399	—	—	128,353	—	—
Other liabilities
Ch$	212,265	—	—	255,935	—	—	256,415	—	—
UF	17,226	—	—	16,023	—	—	2,679	—	—
Foreign currency	12,007	—	—	10,410	—	—	8,898	—	—
Total	241,498	—	—	282,368	—	—	267,992	—	—
Equity
Ch$	3,112,395	—	—	3,194,134	—	—	3,555,898	—	—
UF	—	—	—	—	—	—	—	—	—
Foreign currency	—	—	—	—	—	—	—	—	—
Total	3,112,395	—	—	3,194,134	—	—	3,555,898	—	—
Total non-interest bearing liabilities and equity
Ch$	10,303,420	—	—	10,786,126	—	—	11,797,691	—	—
UF	302,638	—	—	239,418	—	—	282,369	—	—
Foreign currency	1,430,625	—	—	1,720,397	—	—	1,624,064	—	—
Total	12,036,683	—	—	12,745,941	—	—	13,704,124	—	—

	For the Year Ended December 31,
	2015			2016			2017
	Average Balance	Interest paid	Average Nominal Rate	Average Balance	Interest paid	Average Nominal Rate	Average Balance	Interest paid	Average Nominal Rate
	(In millions of Ch$, except percentages)
IFRS:
Total liabilities and equity
Ch$	17,822,523	245,618	—	18,639,912	278,870	—	19,670,863	302,804	—
UF	5,972,306	396,014	—	6,861,318	366,779	—	6,977,550	293,218	—
Foreign currency	5,483,550	38,537	—	5,422,891	44,610	—	5,358,881	55,983	—
Total	29,278,379	680,169	—	30,924,121	690,259	—	32,007,294	652,005	—

Interest Earning Assets and Net Interest Margin

The following table sets forth, by currency of denomination, the levels of our average interest earning assets and net interest, and illustrates the comparative margins obtained, for the years ended December 31, 2015, 2016 and 2017:

	For the Year Ended December 31,
	2015		2016		2017
IFRS:
Total average interest earning assets
Ch$	Ch$	12,089,038	Ch$	12,684,904	Ch$	13,244,947
UF	11,202,983		12,244,591		12,992,284
Foreign currency	2,938,792		2,952,990		2,463,109
Total	26,230,813		27,846,485		28,700,340
Net interest earned (including interest earned on trading securities)(1)
Ch$	808,467		861,305		863,324
UF	405,243		377,984		403,612
Foreign currency	24,846		28,256		12,610
Total	Ch$	1,238,556	Ch$	1,267,545	Ch$	1,279,546
Net interest margin, nominal basis(2)
Ch$	6.69%		6.81%		6.52%
UF	3.62		3.09		3.11
Foreign currency	0.85		0.96		0.51
Total	4.72%		4.55%		4.46%

(1)         Net interest earned is defined as interest revenue earned less interest expense incurred.

(2)         Net interest margin, nominal basis is defined as net interest earned divided by average interest earning assets.

Changes in Net Interest Income—Volume and Rate Analysis

The following tables compare, by currency of denomination, changes in our net interest revenue between 2015 and 2016, as well as 2016 and 2017, caused by (i) changes in the average volume of interest earning assets and interest bearing liabilities and (ii) changes in their respective nominal interest rates.  Volume and rate variances were calculated based on movements in average balances over the period and changes in nominal interest rate, average interest earning assets and average interest bearing liabilities.  The net change attributable to changes in both volume and rate has been allocated proportionately to the change in volume and the change in rate.

	Increase (Decrease) from 2015 to 2016 due to changes in		Net Change from 2015 to	Increase (Decrease) from 2016 to 2017 due to changes in		Net Change from 2016 to
	Volume	Rate	2016	Volume	Rate	2017
	(in millions of Ch$)
IFRS:
Assets
Interest earning assets
Financial investments
Ch$	725	3,431	4,156	25,572	(6,205)	19,367
UF	(3,973)	(2,872)	(6,845)	2,033	(8,733)	(6,700)
Foreign currency	(406)	1,322	916	(5,183)	837	(4,346)
Total	(3,654)	1,881	(1,773)	22,422	(14,101)	8,321
Loans in advance to bank
Ch$	(3,494)	7,507	4,013	(12,889)	(4,367)	(17,256)
UF	—	—	—	—	—	—
Foreign currency	—	—	—	—	—	—
Total	(3,494)	7,507	4,013	(12,889)	(4,367)	(17,256)
Commercial loans
Ch$	18,901	15,361	34,262	14,749	9,984	24,733
UF	19,743	(43,911)	(24,168)	5,464	(1,566)	3,898
Foreign currency	446	7,671	8,117	(9,994)	9,085	(909)
Total	39,090	(20,879)	18,211	10,219	17,503	27,722
Consumer loans
Ch$	62,869	(18,783)	44,086	16,564	(16,722)	(158)
UF	(2,502)	(928)	(3,430)	1,160	(571)	589
Foreign currency	—	—	—	—	—	—
Total	60,367	(19,711)	40,656	17,724	(17,293)	431
Residential mortgage loans
Ch$	—	—	—	—	—	—
UF	60,246	(82,297)	(22,051)	37,178	(82,898)	(45,720)
Foreign currency	—	—	—	—	—	—
Total	60,246	(82,297)	(22,051)	37,178	(82,898)	(45,720)
Repurchase agreement
Ch$	259	64	323	547	(523)	24
UF	—	—	—	—	—	—
Foreign currency	—	—	—	—	—	—
Total	259	64	323	547	(523)	24
Other Assets
Ch$	(280)	(470)	(750)	(828)	71	(757)
UF	—	—	—	—	—	—
Foreign currency	(2)	452	450	(28)	1,010	982
Total	(282)	(18)	(300)	(856)	1,081	225
Total interest earning assets
Ch$	78,980	7,110	86,090	43,715	(17,762)	25,953
UF	73,514	(130,008)	(56,494)	45,835	(93,768)	(47,933)
Foreign currency	38	9,445	9,483	(15,205)	10,932	(4,273)
Total	152,532	(113,453)	39,079	74,345	(100,598)	(26,253)

	Increase (Decrease) from 2015 to 2016 due to changes in		Net Change from 2015 to	Increase (Decrease) from 2016 to 2017 due to changes in		Net Change from 2016 to
	Volume	Rate	2016	Volume	Rate	2017
	(in millions of Ch$)
IFRS:
Liabilities
Interest bearing liabilities
Savings accounts and time deposits
Ch$	12,971	20,788	33,759	(525)	23,986	23,461
UF	15,139	(23,164)	(8,025)	(11,884)	(18,450)	(30,334)
Foreign currency	47	2,454	2,501	739	5,003	5,742
Total	28,157	78	28,235	(11,670)	10,539	(1,131)
Repurchase agreements
Ch$	(1,244)	508	(736)	97	(1,131)	(1,034)
UF	(230)	(28)	(258)	(5)	(5)	(10)
Foreign currency	(1)	2	1	4	10	14
Total	(1,475)	482	(993)	96	(1,126)	(1,030)
Borrowing from financial institutions
Ch$	(103)	356	253	1,450	99	1,549
UF	—	(1)	(1)	—	—	—
Foreign currency	(1,052)	4,133	3,081	(1,465)	5,667	4,202
Total	(1,155)	4,488	3,333	(15)	5,766	5,751
Debt issued
Ch$	—	—	—	—	—	—
UF	44,770	(64,819)	(20,049)	23,146	(65,972)	(42,826)
Foreign currency	(3,517)	4,044	527	441	999	1,440
Total	41,253	(60,775)	(19,522)	23,587	(64,973)	(41,386)
Other financial obligation
Ch$	31	(55)	(24)	(370)	328	(42)
UF	(97)	(805)	(902)	206	(597)	(391)
Foreign currency	(31)	(6)	(37)	3	(28)	(25)
Total	(97)	(866)	(963)	(161)	(297)	(458)
Total interest bearing liabilities
Ch$	11,655	21,597	33,252	652	23,282	23,934
UF	59,582	(88,817)	(29,235)	11,463	(85,024)	(73,561)
Foreign currency	(4,554)	10,627	6,073	(278)	11,651	11,373
Total	66,683	(56,593)	10,090	11,837	(50,091)	(38,254)

Financial Investments

Financial assets held for trading:

The following table sets forth a breakdown of instruments classified as financial assets held for trading, included in our investment portfolio:

	As of December 31,						Weighted Average Nominal Rate as of December 31,
	2015		2016		2017		2017
	(in millions of Ch$)%
IFRS:
Instruments issued by the Chilean Government and the Central Bank:
Central Bank bonds	Ch$	46,068	Ch$	30,546	Ch$	400,368	2.72%
Central Bank promissory notes	103,832		393,019		662,190		2.39
Other instruments issued by the Chilean Government and the Central Bank	100,016		58,781		254,606		2.72
Other securities issued in Chile:
Mortgage bonds from domestic banks	—		—		—		—
Bonds from domestic banks	21		21		2,070		4.52
Deposits in domestic banks	583,217		896,534		218,307		2.50
Bonds from other Chilean companies	—		—		—		—
Other instruments issued in Chile	10,420		672		715		—
Instruments issued by foreign institutions:
Instruments from foreign governments or central banks	—		—		—		—
Other instruments issued abroad	—		385		322		—
Total	Ch$	843,574	Ch$	1,379,958	Ch$	1,538,578	2.55%

“Other securities issued in Chile” includes instruments sold under repurchase agreements with customers and financial instruments, amounting to Ch$149,333 million as of December 31, 2015, Ch$159,803 million as of December 31, 2016 and Ch$158,731 million as of December 31, 2017.  Instruments issued by the Chilean government and the Central Bank include instruments sold under agreements to repurchase to customers and financial institutions.  For these instruments, there was a total balance of Ch$9,244 million as of December 31, 2015, Ch$21,789 million for the year ended December 31, 2016 and Ch$5,096 million for the year ended December 31, 2017.

Investment Portfolio:

The detail of instruments classified as financial assets available-for-sale and as financial assets held-to-maturity is as follows:

Financial assets available-for-sale

	As of December 31,						Weighted average nominal rate as of December 31,
	2015		2016		2017		2017
	(in millions of Ch$)%
IFRS:
Instruments issued by the Chilean Government and the Central Bank:
Bonds issued by the Chilean Government and the Central Bank	Ch$	36,258	Ch$	20,944	Ch$	204,128	3.44%
Promissory notes issued by the Chilean Government and the Central Bank	—		—		3,346		2.35
Other instruments	50,250		38,256		148,894		3.15
Other instruments issued in Chile:
Equity instruments valued at fair value	6,896		5,258		9,218		—
Mortgage bonds from domestic banks	87,610		108,933		99,572		2.88
Bonds from domestic banks	83,960		7,973		5,415		4.37
Deposits from domestic banks	450,976		24,032		956,733		2.75
Bonds from other Chilean companies	17,766		29,525		14,969		3.82
Other instruments	191,537		138,322		83,006		5.31
Instruments issued by Foreign Institutions:
Instruments from foreign governments or central banks	—		—		—		—
Equity instruments valued at cost	366		54		50		—
Equity instruments valued at fair value	81,644		1,173		984		—
Total	Ch$	1,007,263	Ch$	374,470	Ch$	1,526,315	3.02%

The portfolio of financial assets available-for-sale included net unrealized gains of Ch$45,815 million, Ch$6,045 million and Ch$9,520 million as of December 31, 2015, 2016, and 2017, respectively.  These unrealized gains are accounted in equity under other comprehensive income.

Financial assets held to maturity

There were no securities reported under this category as of December 31, 2015, 2016 and 2017.

Maturity of Financial Investments:

The maturities of financial assets held for trading and financial assets available-for-sale as of December 31, 2015, 2016 and 2017 were as follows:

	As of December 31, 2015
	Due within 1 year		Weighted Average Nominal Rate	Due after 1 year but within 5 years		Weighted Average Nominal Rate	Due after 5 year but within 10 years		Weighted Average Nominal Rate	Due after 10 years		Weighted Average Nominal Rate	Total
	(millions of Ch$, except percentages)
Financial assets held for trading:
Instruments issued by the Chilean Government and the Central Bank:
Central Bank bonds	Ch$	46,068	1.49%	Ch$	—	—%	Ch$	—	—%	Ch$	—	—%	Ch$	46,068
Central Bank promissory notes	103,832		2.92	—		—	—		—	—		—	103,832
Other instruments issued by the Chilean Government and the Central Bank	100,016		1.92	—		—	—		—	—		—	100,016
Other securities issued in Chile:
Mortgage bonds from domestic banks	—		—	—		—	—		—	—		—	—
Bonds from domestic banks	21		5.41	—		—	—		—	—		—	21
Deposits in domestic banks	583,217		4.00	—		—	—		—	—		—	583,217
Bonds from other Chilean companies	—		—	—		—	—		—	—		—	—
Other instruments issued in Chile	10,420		—	—		—	—		—	—		—	10,420
Instruments issued by foreign institutions:
Instruments from foreign governments or central banks	—		—	—		—	—		—	—		—	—
Other instruments issued abroad	—		—	—		—	—		—	—		—	—
Total	Ch$	843,574	3.48%	Ch$	—	—	Ch$	—	—%	Ch$	—	—%	Ch$	843,574

As of December 31, 2016
Due within 1 year	Weighted Average Nominal Rate	Due after 1 year but within 5 years	Weighted Average Nominal Rate	Due after 5 year but within 10 years	Weighted Average Nominal Rate	Due after 10 years	Weighted Average Nominal Rate	Total
(millions of Ch$, except percentages)
Financial assets held for trading:
Instruments issued by the Chilean Government and the Central Bank:
Central Bank bonds	Ch$	30,546	2.02%	Ch$	—	—%	Ch$	—	—%	Ch$	—	—%	Ch$	30,546
Central Bank promissory notes	393,019	3.33	—	—	—	—	—	—	393,019
Other instruments issued by the Chilean Government and the Central Bank	58,781	2.09	—	—	—	—	—	—	58,781
Other securities issued in Chile:	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	21	4.46	—	—	—	—	—	—	21
Deposits in domestic banks	896,534	3.64	—	—	—	—	—	—	896,534
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	672	—	—	—	—	—	—	—	672
Instruments issued by foreign institutions:	—	—	—	—	—	—
Instruments from foreign governments or central banks	—	—	—	—	—	—	—	—	—
Other instruments issued abroad	385	—	—	—	—	—	—	—	385
Total	Ch$	1,379,958	3.45%	Ch$	—	—	Ch$	—	—%	Ch$	—	—%	Ch$	1,379,958

	As of December 31, 2017
	Due within 1 year		Weighted Average Nominal Rate	Due after 1 year but within 5 years		Weighted Average Nominal Rate	Due after 5 year but within 10 years		Weighted Average Nominal Rate	Due after 10 years		Weighted Average Nominal Rate	Total
	(millions of Ch$, except percentages)
Financial assets held for trading:
Instruments issued by the Chilean Government and the Central Bank:
Central Bank bonds	Ch$	400,368	2.72%	Ch$	—	—%	Ch$	—	—%	Ch$	—	—%	Ch$	400,368
Central Bank promissory notes	662,190		2.39	—		—	—		—	—		—	662,190
Other instruments issued by the Chilean Government and the Central Bank	254,606		2.72	—		—	—		—	—		—	254,606
Other securities issued in Chile:
Mortgage bonds from domestic banks	—		—	—		—	—		—	—		—	—
Bonds from domestic banks	2,070		4.52	—		—	—		—	—		—	2,070
Deposits in domestic banks	218,307		2.50	—		—	—		—	—		—	218,307
Bonds from other Chilean companies	—		—	—		—	—		—	—		—	—
Other instruments issued in Chile	715		—	—		—	—		—	—		—	715
Instruments issued by foreign institutions:
Instruments from foreign governments or central banks	—		—	—		—	—		—	—		—	—
Other instruments issued abroad	322		—	—		—	—		—	—		—	322
Total	Ch$	1,538,578	2.55%	Ch$	—	—	Ch$	—	—%	Ch$	—	—%	Ch$	1,538,578

	As of December 31, 2015
	Due within 1 year		Weighted Average Nominal Rate	Due after 1 year but within 5 years		Weighted Average Nominal Rate	Due after 5 year but within 10 years		Weighted Average Nominal Rate	Due after 10 years		Weighted Average Nominal Rate	Total
	(millions of Ch$, except percentages)
Financial assets available-for-sale:
Instruments issued by the Chilean Government and the Central Bank:
Bonds issued by the Chilean Government and the Central Bank	Ch$	10,781	4.32%	Ch$	25,477	4.35%	Ch$	—	—%	Ch$	—	—%	Ch$	36,258
Promissory notes issued by the Chilean Government and the Central Bank	—		—	—		—	—		—	—		—	—
Other instruments	20,547		1.99	29,124		2.68	577		2.99	2		3.34	50,250
Other instruments issued in Chile:
Equity instruments valued at fair value	—		—	—		—	—		—	6,896		—	6,896
Mortgage bonds from domestic banks	9,528		3.89	35,267		3.94	30,141		3.99	12,674		3.99	87,610
Bonds from domestic banks	12,189		3.10	48,551		3.09	22,119		3.05	1,101		3.45	83,960
Deposits from domestic banks	420,467		4.25	30,509		5.13	—		—	—		—	450,976
Bonds from other Chilean companies	2,093		6.80	11,519		6.89	1,543		5.82	2,611		5.58	17,766
Other instruments	15,751		6.44	94,946		6.01	77,520		5.48	3,320		7.17	191,537
Instruments issued by Foreign Institutions:
Instruments from foreign governments or central banks	—		—	—		—	—		—	—		—	—
Equity instruments valued at cost	—		—	—		—	—		—	366		—	366
Equity instruments valued at fair value	81,644		—	—		—	—		—	—		—	81,644
Total	Ch$	573,000	3.60%	Ch$	275,393	4.66%	Ch$	131,900	4.73%	Ch$	26,970	4.71%	Ch$	1,007,263

	As of December 31, 2016
	Due within 1 year		Weighted Average Nominal Rate	Due after 1 year but within 5 years		Weighted Average Nominal Rate	Due after 5 year but within 10 years		Weighted Average Nominal Rate	Due after 10 years		Weighted Average Nominal Rate	Total
	(millions of Ch$, except percentages)
Financial assets available-for-sale:
Instruments issued by the Chilean Government and the Central Bank:
Bonds issued by the Chilean Government and the Central Bank	Ch$	12,186	3.46%	Ch$	8,758	3.52%	Ch$	—	—%	Ch$	—	—%	Ch$	20,944
Promissory notes issued by the Chilean Government and the Central Bank	—		—	—		—	—		—	—		—	—
Other instruments	9,880		1.84	27,912		2.47	464		2.77	—		—	38,256
Other instruments issued in Chile:
Equity instruments valued at fair value	—		—	—		—	—		—	5,258		—	5,258
Mortgage bonds from domestic banks	11,497		3.41	41,606		3.57	34,396		3.52	21,434		3.42	108,933
Bonds from domestic banks	2,670		4.86	4,901		4.67	402		2.91	—		—	7,973
Deposits from domestic banks	24,032		3.99	—		—	—		—	—		—	24,032
Bonds from other Chilean companies	2,842		3.66	11,367		3.66	8,765		3.07	6,551		3.41	29,525
Other instruments	11,070		6.84	81,812		5.96	42,340		5.55	3,100		7.17	138,322
Instruments issued by Foreign Institutions:
Instruments from foreign governments or central banks	—		—	—		—	—		—	—		—	—
Equity instruments valued at cost	—		—	—		—	—		—	54		—	54
Equity instruments valued at fair value	—		—	—		—	—		—	1,173		—	1,173
Total	Ch$	74,177	3.97%	Ch$	176,356	4.54%	Ch$	86,367	4.46%	Ch$	37,570	3.79%	Ch$	374,470

	As of December 31, 2017
	Due within 1 year		Weighted Average Nominal Rate	Due after 1 year but within 5 years		Weighted Average Nominal Rate	Due after 5 year but within 10 years		Weighted Average Nominal Rate	Due after 10 years		Weighted Average Nominal Rate	Total
	(millions of Ch$, except percentages)
Financial assets available-for-sale:
Instruments issued by the Chilean Government and the Central Bank:
Bonds issued by the Chilean Government and the Central Bank	Ch$	98,528	3.04%	Ch$	100,649	3.81%	Ch$	4,951	3.96%	Ch$	—	—%	Ch$	204,128
Promissory notes issued by the Chilean Government and the Central Bank	3,346		2.35	—		—	—		—	—		—	3,346
Other instruments	53,341		2.87	94,868		3.31	685		2.00	—		—	148,894
Other instruments issued in Chile:
Equity instruments valued at fair value	—		—	—		—	—		—	9,218		—	9,218
Mortgage bonds from domestic banks	13,515		2.75	39,171		2.83	29,479		2.90	17,407		3.05	99,572
Bonds from domestic banks	1,257		3.82	4,158		4.37	—		—	—		—	5,415
Deposits from domestic banks	871,608		2.71	85,125		2.70	—		—	—		—	956,733
Bonds from other Chilean companies	1,833		3.97	7,079		3.87	4,817		3.57	1,240		4.35	14,969
Other instruments	1,404		7.30	39,656		5.87	41,946		4.71	—		—	83,006
Instruments issued by Foreign Institutions:
Instruments from foreign governments or central banks	—		—	—		—	—		—	—		—	—
Equity instruments valued at cost	—		—	—		—	—		—	50		—	50
Equity instruments valued at fair value	—		—	—		—	—		—	984		—	984
Total	Ch$	1,044,832	2.76%	Ch$	370,706	3.55%	Ch$	81,878	3.92%	Ch$	28,899	3.14%	Ch$	1,526,315

Loan Portfolio

The following table sets forth our loans by type of loan and risk classification.  All loan amounts stated below are before deduction of allowances for loan losses.

	As of December 31,
	2013		2014		2015		2016		2017
	(in millions of Ch$)
IFRS:
Commercial loans:
Commercial loans	Ch$	9,891,258	Ch$	9,626,704	Ch$	10,818,501	Ch$	11,039,827	Ch$	10,568,435
Foreign trade loans	1,154,681		1,266,799		1,443,245		1,269,022		983,796
Current account debtors	259,289		310,135		239,228		213,849		270,968
Factoring transactions	524,059		478,735		486,833		510,341		646,835
Student loans(1)	—		—		—		42,687		46,024
Commercial lease transactions	1,209,747		1,381,522		1,375,056		1,351,112		1,381,516
Other loans and accounts receivable	39,939		46,851		58,302		72,197		63,244
Subtotal	13,078,973		13,110,746		14,421,165		14,499,035		13,960,818
Mortgage loans:
Mortgage bonds	87,354		70,104		53,620		40,505		29,784
Endorsable mortgage loans	122,905		104,175		84,644		68,558		54,079
Other residential real estate mortgage loans	4,516,822		5,237,631		6,257,907		6,807,744		7,384,797
Residential lease transactions	24		21		17		13		8
Other loans and accounts receivable	5,202		6,692		8,798		7,946		8,568
Subtotal	4,732,307		5,418,623		6,404,986		6,924,766		7,477,236
Consumer loans:
Consumer loans in installments	2,043,955		2,206,324		2,433,236		2,488,960		2,538,740
Current account debtors	240,952		271,820		296,859		329,220		316,678
Credit card debtors	783,782		883,010		1,016,349		1,155,676		1,157,131
Consumer lease transactions	—		—		—		—		—
Other loans and accounts receivable	801		810		831		767		910
Subtotal	3,069,490		3,361,964		3,747,275		3,974,623		Ch$	4,013,459
Total loans	Ch$	20,880,770	Ch$	21,891,333	Ch$	24,573,426	Ch$	25,398,424	Ch$	25,451,513

(1)          Prior to 2016, student loans were allocated within consumer loans. Since January 1, 2016, the SBIF requested a change in the classification of this type of loan.

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

Maturity and Interest Rate Sensitivity of Loans as of December 31, 2017

The following table sets forth an analysis by type and time remaining to maturity of our loans as of December 31, 2017:

	Balances as of December 31, 2017		Due within 1 month	Due after 1 month but within 6 months	Due after 6 months but within 12 months	Due after 1 year but within 3 years	Due after 3 years but within 5 years	Due after 5 years
	(in millions of Ch$)
IFRS:
Commercial Loans:
Commercial loans	Ch$	10,568,435	1,069,241	2,133,682	1,410,332	2,760,179	1,424,858	1,770,143
Foreign trade loans	983,796		261,426	620,034	47,549	42,958	10,068	1,761
Current account debtors	270,968		270,968	—	—	—	—	—
Factoring loans	646,835		380,809	239,855	9,070	12,964	4,137	—
Student loans	46,024		1,580	15,455	5,014	8,496	6,324	9,155
Leasing loans	1,381,516		41,190	178,498	189,868	503,987	216,246	251,727
Other loans	63,244		63,244	—	—	—	—	—
Subtotal	13,960,818		2,088,458	3,187,524	1,661,833	3,328,584	1,661,633	2,032,786
Mortgage Loans:
Mortgage bonds	29,784		1,096	3,005	3,690	11,251	5,873	4,869
Endorsable mortgage loans	54,079		1,035	3,947	4,519	14,683	10,925	18,970
Residential mortgage loans	7,384,797		43,083	168,875	205,580	840,563	863,671	5,263,025
Credits from ANAP	8		8	—	—	—	—	—
Other loans	8,568		3,017	4,389	1,162	—	—	—
Subtotal	7,477,236		48,239	180,216	214,951	866,497	880,469	5,286,864
Consumer Loans:
Consumer loans	2,538,740		136,449	421,192	409,709	1,131,901	399,134	40,355
Current accounts debtors	316,678		316,678	—	—	—	—	—
Credit card	1,157,131		1,156,178	953	—	—	—	—
Other loans	910		910	—	—	—	—	—
Subtotal	4,013,459		1,610,215	422,145	409,709	1,131,901	399,134	40,355
Total Loans	Ch$	25,451,513	3,746,912	3,789,885	2,286,493	5,326,982	2,941,236	7,360,005

The following table sets forth a breakdown by variable and fixed rate of our outstanding loans due after one year as of December 31, 2017:

	As of December 31, 2017
	(in millions of Ch$)
IFRS:
Variable rate
Ch$	Ch$	769,207
UF	657,089
Foreign currency	513,595
Total	1,939,891
Fixed rate
Ch$	3,427,665
UF	10,187,778
Foreign currency	72,889
Total	13,688,332
Total	Ch$	15,628,223

Loans by Economic Activity

The following table sets forth under IFRS, at the dates indicated, an analysis of our loan portfolio based on the borrower’s principal economic activity.  Loans to individuals for business purposes are allocated to their respective economic activity.

	As of December 31,
	2013			2014			2015			2016			2017
IFRS:	Loan Portfolio		% of Loan Portfolio	Loan Portfolio		% of Loan Portfolio	Loan Portfolio		% of Loan Portfolio	Loan Portfolio		% of Loan Portfolio	Loan Portfolio		% of Loan Portfolio
	(in millions of Ch$, except percentages)
Agriculture, Livestock, Forestry, Agribusiness, Fishing:
Agriculture and livestock	Ch$	425,905	2.04%	Ch$	452,077	2.07%	Ch$	519,828	2.12%	Ch$	496,354	1.95%	Ch$	509,815	2.00%
Fruit	365,930		1.75	381,528		1.74	528,295		2.15	558,276		2.20	590,568		2.32
Forestry and wood extraction	122,270		0.59	118,034		0.54	136,990		0.56	130,239		0.51	253,686		1.00
Fishing	219,173		1.05	261,375		1.19	351,531		1.42	264,042		1.04	145,266		0.57
Subtotal	1,133,278		5.43	1,213,014		5.54	1,536,644		6.25	1,448,911		5.70	1,499,335		5.89
Mining and Petroleum:
Mining and quarries	340,045		1.63	362,276		1.65	545,375		2.22	432,822		1.70	422,176		1.66
Natural gas and crude oil extraction	—		—	—		—	—		—	—		—	—		—
Subtotal	340,045		1.63	362,276		1.65	545,375		2.22	432,822		1.70	422,176		1.66
Manufacturing:
Tobacco, food and beverages	516,540		2.47	510,127		2.33	481,634		1.96	491,813		1.94	541,359		2.13
Textiles, clothing and leather goods	51,379		0.25	56,036		0.26	51,413		0.21	58,740		0.23	49,521		0.19
Wood and wood products	26,142		0.13	60,603		0.28	58,536		0.24	53,696		0.21	51,059		0.20
Paper, printing and publishing	64,281		0.31	49,948		0.23	42,387		0.17	38,254		0.15	36,779		0.14
Oil refining, carbon and rubber	249,481		1.19	338,582		1.55	480,180		1.95	418,376		1.65	265,135		1.04
Production of basic metal, non-mineral, machine and equipment	251,842		1.21	363,444		1.66	349,691		1.42	333,112		1.31	274,239		1.08
Other manufacturing industries	205,897		0.98	127,852		0.58	162,675		0.67	167,746		0.66	181,600		0.71
Subtotal	1,365,562		6.54	1,506,592		6.89	1,626,516		6.62	1,561,737		6.15	1,399,692		5.49
Electricity, Gas and Water:
Electricity, gas and water	531,973		2.55	442,068		2.02	473,172		1.93	566,438		2.23	565,695		2.22
Subtotal	531,973		2.55	442,068		2.02	473,172		1.93	566,438		2.23	565,695		2.22
Construction:
Residential buildings	1,306,852		6.26	1,365,105		6.24	1,511,259		6.15	1,574,923		6.20	1,415,951		5.56
Other constructions	151,229		0.72	69,405		0.32	74,681		0.30	72,939		0.29	77,422		0.30
Subtotal	1,458,081		6.98	1,434,510		6.56	1,585,940		6.45	1,647,862		6.49	1,493,373		5.86
Commerce:
Wholesale	1,087,933		5.21	1,220,832		5.58	1,270,802		5.17	1,149,473		4.53	1,053,645		4.14
Retail, restaurants and hotels	1,465,032		7.02	1,194,009		5.45	1,078,762		4.39	1,094,001		4.31	981,484		3.86
Subtotal	2,552,965		12.23	2,414,841		11.03	2,349,564		9.56	2,243,474		8.84	2,035,129		8.00
Transport, Storage and Communications:
Transport and storage	1,493,043		7.15	1,610,818		7.36	1,627,835		6.62	1,590,546		6.26	1,540,719		6.05
Communications	109,305		0.52	59,673		0.27	40,793		0.17	46,448		0.18	72,211		0.28
Subtotal	1,602,348		7.67	1,670,491		7.63	1,668,628		6.79	1,636,994		6.44	1,612,930		6.33
Financial Services:
Financial and insurance companies	2,009,136		9.62	1,811,389		8.27	2,048,001		8.33	2,058,774		8.11	1,774,736		6.97
Real estate and other financial services	41,119		0.20	87,727		0.40	82,945		0.34	57,429		0.22	76,913		0.30
Subtotal	2,050,255		9.82	1,899,116		8.67	2,130,946		8.67	2,116,203		8.33	1,851,649		7.27

	As of December 31,
	2013			2014			2015			2016			2017
IFRS:	Loan Portfolio		% of Loan Portfolio	Loan Portfolio		% of Loan Portfolio	Loan Portfolio		% of Loan Portfolio	Loan Portfolio		% of Loan Portfolio	Loan Portfolio		% of Loan Portfolio
	(in millions of Ch$, except percentages)
Community, Social and Personal Services:
Community, social and personal services	1,631,412		7.81	1,587,473		7.25	1,668,346		6.79	1,937,428		7.63	1,964,238		7.72
Subtotal	1,631,412		7.81	1,587,473		7.25	1,668,346		6.79	1,937,428		7.63	1,964,238		7.72
Others	421,848		2.02	580,365		2.65	836,034		3.41	907,166		3.57	1,116,601		4.39
Consumer Loans	3,060,696		14.66	3,361,964		15.36	3,747,275		15.25	3,974,623		15.65	4,013,459		15.78
Residential Mortgage Loans	4,732,307		22.66	5,418,623		24.75	6,404,986		26.06	6,924,766		27.27	7,477,236		29.39
Total	Ch$	20,880,770	100.00%	Ch$	21,891,333	100.00%	Ch$	24,573,426	100.00%	Ch$	25,398,424	100.00%	Ch$	25,451,513	100.00%

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

	As of December 31,
	2013		2014		2015		2016		2017
	(in millions of Ch$)
IFRS:
Argentina	Ch$	5,300	Ch$	—	Ch$	—	Ch$	—	Ch$	—
Brazil	13,824		33,295		23,333		14,075		—
Canada	—		—		22,715		—		—
China	—		22,857		—		—		—
Colombia	5,270		6,075		—		—		3,393
India	15,855		18,284		—		—		—
Mexico	—		61,225		69,670		44,301		30,402
Netherlands	15,666		18,108		35,234		33,527		—
Panama	1,054		—		—		809		3,118
Peru	26,287		33,233		13,177		4,180		21,389
Spain	—		—		13,480		13,486		—
Singapore	—		—		—		—		—
United Kingdom	—		—		—		—		—
United States	21,971		—		21,261		—		—
Total	Ch$	105,227	Ch$	193,077	Ch$	198,870	Ch$	110,378	Ch$	58,302

As a result of the economic and financial uncertainty observed in the Euro zone since the financial turmoil of 2008, the Bank is constantly monitoring the credit risk condition of certain European countries, also known as the PIIGS countries (Portugal, Ireland, Italy, Greece and Spain).  In this line, as of December 31, 2017, the Bank only maintained exposures associated with contingent credits (standby letters of credits and performance bonds) with certain European countries, as follows:

As of December 31, 2017
(in millions of Ch$)
Italy	615
Spain	18,463
Total	19,078

As of December 31, 2017, the Bank does not have any exposure relating to any other product such as:  financial assets available-for-sale, financial assets held for trading, derivatives instruments, working capital, lines of credit, etc. with the countries mentioned in the table above. In addition, as of the same date, we do not hold cross border credit lines in Portugal, Ireland or Greece.

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

It is important to note that Banco de Chile organizes its lending business in two business segments, namely, retail banking and wholesale banking. Accordingly, for risk management purposes, Banco de Chile has specialized processes and knowledgeable teams for credit approval in each of these segments,

Retail Banking Segment

Credit risk assessment is carried out through automated models for personal banking and parametric models for SME banking. These models allow us to determine suitable levels of financial burden, payment capacity and desired exposure to credit risk. These are build-in models that depend on information associated with customers’ payment behavior, customers’ borrowings with other banks, similarity to the target market and income segment for personal banking. In the case of SME banking, we add information related to the customer’s main commercial activity and diverse financial information. Based on the accuracy we have achieved with these models over time, we are able to provide our commercial areas with timely responses to customer requests.

We have recently taken the first steps to implement a plan aimed at strengthening and consolidating grouped basis methodologies, as well as follow-up and validation procedures. This plan addresses, among other aspects, the issues raised by the local regulator during its most recent review. Likewise, based on this plan we expect to maintain our market-leading position in terms of coverage and delinquency ratios.

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

Transactions in which the total customer credit risk is more than Ch$20,099 million require approval from a credit committee, composed of three members of the board of directors and our chief executive officer.

Transactions in which the total customer credit risk is equal to or less than Ch$20,099 million may be approved by other risk officers, depending on the amount involved, as follows:

Approved by	Limit in Ch$
Credit committee, including members of the board of directors	up to legal limits
Chief executive officer, chairman and chief risk officer	up to Ch$20,099 million
Chief executive officer, chairman or chief risk officer (any two of the three)	up to Ch$13,399 million
Chief risk officer and executive vice president of corporate/wholesale banking	up to Ch$10,719 million
Executive credit risk officers and executive vice president of corporate/wholesale banking	up to Ch$9,379 million
Executive credit risk officers and corporate/wholesale area’s executive managers	up to Ch$8,039 million
Senior credit risk officers and corporate/wholesale area’s senior managers	up to Ch$5,360 million
Senior credit risk officers and corporate/wholesale area’s junior managers	up to Ch$2,680 million
Senior credit risk officers and corporate/wholesale/retail area’s department heads	up to Ch$1,608 million
Other department heads	up to Ch$1,072 million
Other officers	up to Ch$268 million

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

Retail Banking Segment

We control credit risk in this segment by continuously monitoring customers and market trends. This approach permits us to take corrective measures and implement necessary adjustments in order to keep credit risk aligned with desired levels. In order to achieve this goal, we generate a wide set of management reports addressing the evolution of portfolio expected loss, vintage analysis, past due at the level of product and segment, in addition to approval guidelines. Further, we have developed statistical models for this segment, which are intended to support the credit assessment process. These models are continuously monitored through back-testing, variable and segmentation stability, among other techniques. This approach enables us to assure the models’ predictive capability over time.

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

	As of December 31, 2013
	Commercial Loans		Residential Mortgage Loans		Consumer Loans		Total Loans		Percentage Loans of Classified
	(in millions of Ch$, except percentages)
IFRS:
Bank’s Credit Rating:
A1	Ch$	15,640	Ch$	—	Ch$	—	Ch$	15,640	0.14%
A2	1,926,720		—		—		1,926,720		17.74
A3	3,086,438		—		—		3,086,438		28.41
A4	2,273,914		—		—		2,273,914		20.93
A5	2,347,825		—		—		2,347,825		21.61
A6	832,340		—		—		832,340		7.66
Normal Portfolio	10,482,877		—		—		10,482,877		96.49
B1	123,803		—		—		123,803		1.14
B2	17,687		—		—		17,687		0.16
B3	12,979		—		—		12,979		0.12
B4	69,978		—		—		69,978		0.64
Substandard Portfolio	224,447		—		—		224,447		2.06
C1	26,250		—		—		26,250		0.24
C2	38,634		—		—		38,634		0.36
C3	5,586		—		—		5,586		0.05
C4	21,551		—		—		21,551		0.20
C5	34,115		—		—		34,115		0.31
C6	29,188		—		—		29,188		0.29
Non-complying Portfolio	155,324		—		—		155,324		1.45
Total Individual Classified Loans	Ch$	10,862,648	—		—		Ch$	10,862,648	100.00%
Normal Portfolio	2,011,162		4,662,977		2,856,365		9,530,504
Non-complying Portfolio	205,163		69,330		213,125		487,618
Total Group Classified Loans	Ch$	2,216,325	Ch$	4,732,307	Ch$	3,069,490	Ch$	10,018,122
Total loans	Ch$	13,078,973	Ch$	4,732,307	Ch$	3,069,490	Ch$	20,880,770
Percentage of Individual Classified Loans	83.05%		—%		—%		52.02%

	As of December 31, 2014
	Commercial Loans		Residential Mortgage Loans		Consumer Loans		Total Loans		Percentage Loans of Classified
	(in millions of Ch$, except percentages)
IFRS:
Bank’s Credit Rating:
A1	Ch$	20,405	Ch$	—	Ch$	—	Ch$	20,405	0.19%
A2	2,211,120		—		—		2,211,120		20.19
A3	2,389,952		—		—		2,389,952		21.82
A4	2,372,714		—		—		2,372,714		21.66
A5	2,563,562		—		—		2,563,562		23.40
A6	1,018,489		—		—		1,018,489		9.30
Normal Portfolio	10,576,242		—		—		10,576,242		96.56
B1	73,569		—		—		73,569		0.67
B2	20,126		—		—		20,126		0.18
B3	10,372		—		—		10,372		0.09
B4	72,815		—		—		72,815		0.66
Substandard Portfolio	176,882		—		—		176,882		1.60
C1	40,844		—		—		40,844		0.37
C2	36,257		—		—		36,257		0.33
C3	9,028		—		—		9,028		0.08
C4	21,697		—		—		21,697		0.20
C5	71,134		—		—		71,134		0.65
C6	21,710		—		—		21,710		0.21
Non-complying Portfolio	200,670		—		—		200,670		1.84
Total Individual Classified Loans	Ch$	10,953,794	—		—		Ch$	10,953,794	100.00%
Normal Portfolio	1,942,685		5,325,029		3,124,586		10,392,300
Non-complying Portfolio	214,267		93,594		237,378		545,239
Total Group Classified Loans	Ch$	2,156,952	Ch$	5,418,623	Ch$	3,361,964	Ch$	10,937,539
Total loans	Ch$	13,110,746	Ch$	5,418,623	Ch$	3,361,964	Ch$	21,891,333
Percentage of Individual Classified Loans	83.55%		—%		—%		50.04%

	As of December 31, 2015
	Commercial Loans		Residential Mortgage Loans		Consumer Loans		Total Loans		Percentage Loans of Classified
	(in millions of Ch$, except percentages)
IFRS:
Bank’s Credit Rating:
A1	Ch$	11,388	Ch$	—	Ch$	—	Ch$	11,388	0.09%
A2	2,390,222		—		—		2,390,222		19.93%
A3	2,230,099		—		—		2,230,099		18.59%
A4	2,686,228		—		—		2,686,228		22.40%
A5	2,802,031		—		—		2,802,031		23.36%
A6	1,423,297		—		—		1,423,297		11.86%
Normal Portfolio	11,543,265		—		—		11,543,265		96.23%
B1	75,932		—		—		75,932		0.63%
B2	41,224		—		—		41,224		0.34%
B3	3,883		—		—		3,883		0.03%
B4	54,027		—		—		54,027		0.45%
Substandard Portfolio	175,066		—		—		175,066		1.45%
C1	37,111		—		—		37,111		0.31%
C2	37,364		—		—		37,364		0.31%
C3	10,530		—		—		10,530		0.09%
C4	60,259		—		—		60,259		0.50%
C5	113,274		—		—		113,274		0.94%
C6	19,172		—		—		19,172		0.17%
Non-complying Portfolio	277,710		—		—		277,710		2.32%
Total Individual Classified Loans	Ch$	11,996,041	—		—		Ch$	11,996,041	100.00%
Normal Portfolio	2,211,104		6,287,820		3,473,296		11,972,220
Non-complying Portfolio	214,020		117,166		273,979		605,165
Total Group Classified Loans	Ch$	2,425,124	Ch$	6,404,986	Ch$	3,747,275	Ch$	12,577,385
Total loans	Ch$	14,421,165	Ch$	6,404,986	Ch$	3,747,275	Ch$	24,573,426
Percentage of Individual Classified Loans	83.18%		—%		—%		48.82%

	As of December 31, 2016
	Commercial Loans		Residential Mortgage Loans		Consumer Loans		Total Loans		Percentage Loans of Classified
	(in millions of Ch$, except percentages)
IFRS:
Bank’s Credit Rating:
A1	Ch$	30,169	Ch$	—	Ch$	—	Ch$	30,169	0.26%
A2	1,921,212		—		—		1,921,212		16.30%
A3	2,313,419		—		—		2,313,419		19.62%
A4	2,524,878		—		—		2,524,878		21.41%
A5	3,074,587		—		—		3,074,587		26.08%
A6	1,525,998		—		—		1,525,998		12.94%
Normal Portfolio	11,390,263		—		—		11,390,263		96.61%
B1	82,158		—		—		82,158		0.70%
B2	31,754		—		—		31,754		0.27%
B3	2,884		—		—		2,884		0.02%
B4	80,019		—		—		80,019		0.68%
Substandard Portfolio	196,815		—		—		196,815		1.67%
C1	27,265		—		—		27,265		0.23%
C2	39,269		—		—		39,269		0.33%
C3	16,380		—		—		16,380		0.14%
C4	52,701		—		—		52,701		0.45%
C5	51,284		—		—		51,284		0.44%
C6	14,891		—		—		14,891		0.13%
Non-complying Portfolio	201,790		—		—		201,790		1.72%
Total Individual Classified Loans	Ch$	11,788,868	—		—		Ch$	11,788,868	100.00%
Normal Portfolio	2,518,008		6,784,614		3,723,550		13,026,172
Non-complying Portfolio	192,159		140,152		251,073		583,384
Total Group Classified Loans	Ch$	2,710,167	Ch$	6,924,766	Ch$	3,974,623	Ch$	13,609,556
Total loans	Ch$	14,499,035	Ch$	6,924,766	Ch$	3,974,623	Ch$	25,398,424
Percentage of Individual Classified Loans	81.31%		—%		—%		46.42%

	As of December 31, 2017
	Commercial Loans		Residential Mortgage Loans		Consumer Loans		Total Loans		Percentage Loans of Classified
	(in millions of Ch$, except percentages)
IFRS:
Bank’s Credit Rating:
A1	Ch$	34,870	Ch$	—	Ch$	—	Ch$	34,870	0.32%
A2	1,411,451		—		—		1,411,451		13.01%
A3	2,202,736		—		—		2,202,736		20.30%
A4	2,457,834		—		—		2,457,834		22.65%
A5	3,019,729		—		—		3,019,729		27.83%
A6	1,459,326		—		—		1,459,326		13.45%
Normal Portfolio	10,585,946		—		—		10,585,946		97.56%
B1	69,989		—		—		69,989		0.65%
B2	29,137		—		—		29,137		0.27%
B3	1,005		—		—		1,005		0.01%
B4	1,122		—		—		1,122		0.01%
Substandard Portfolio	101,253		—		—		101,253		0.94%
C1	25,533		—		—		25,533		0.24%
C2	34,021		—		—		34,021		0.31%
C3	3,516		—		—		3,516		0.03%
C4	56,127		—		—		56,127		0.52%
C5	28,845		—		—		28,845		0.27%
C6	13,872		—		—		13,872		0.13%
Non-complying Portfolio	161,914		—		—		161,914		1.50%
Total Individual Classified Loans	Ch$	10,849,113	—		—		Ch$	10,849,113	100.00%
Normal Portfolio	2,908,182		7,316,969		3,760,472		13,985,623
Non-complying Portfolio	203,523		160,267		252,987		616,777
Total Group Classified Loans	Ch$	3,111,705	Ch$	7,477,236	Ch$	4,013,459	Ch$	14,602,400
Total loans	Ch$	13,960,818	Ch$	7,477,236	Ch$	4,013,459	Ch$	25,451,513
Percentage Classified	77,71%		—%		—%		42.63%

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

Classification of Loan Portfolio Based on the Borrower’s Payment Performance

The following tables set forth under IFRS as of the dates indicated the amounts that are current as to payments of principal and interest and the amounts that are overdue:

	Domestic Loans(1)
	As of December 31,
	2013		2014		2015		2016		2017
	(in millions of Ch$)
IFRS:
Current	Ch$	19,717,830	Ch $	20,510,141	Ch$	23,147,753	Ch$	24,096,865	Ch$	24,125,548
Past due 1-29 days	591,866		567,986		621,649		614,666		640,957
Past due 30-89 days	229,117		347,146		305,362		285,829		324,111
Past due 90 days or more	236,730		272,983		299,792		290,686		302,595
Total loans	Ch$	20,775,543	Ch$	21,698,256	Ch$	24,374,556	Ch$	25,288,046	Ch$	25,393,211

	Foreign Loans(1)
	As of December 31,
	2013		2014		2015		2016		2017
	(in millions of Ch$)
IFRS:
Current	Ch$	105,227	Ch$	193,077	Ch$	198,870	Ch$	110,378	Ch$	58,302
Past due 1-29 days	—		—		—		—		—
Past due 30-89 days	—		—		—		—		—
Past due 90 days or more	—		—		—		—		—
Total loans	Ch$	105,227	Ch$	193,077	Ch$	198,870	Ch$	110,378	Ch$	58,302

	Total Loans(1)
	As of December 31,
	2013		2014		2015		2016		2017
	(in millions of Ch$)
IFRS:
Current	Ch$	19,823,057	Ch$	20,703,218	Ch$	23,346,623	Ch$	24,207,243	Ch$	24,183,850
Past due 1-29 days	591,866		567,986		621,649		614,666		640,957
Past due 30-89 days	229,117		347,146		305,362		285,829		324,111
Past due 90 days or more	236,730		272,983		299,792		290,686		302,595
Total loans	Ch$	20,880,770	Ch$	21,891,333	Ch$	24,573,426	Ch$	25,398,424	Ch$	25,451,513
Past due loans (1-89 days) as a percentage of total loans	5.07%		5.43%		4.99%		4.69%		4.98%
Past due loans (90 days or more) as a percentage of total loans	1.13%		1.25%		1.22%		1.14%		1.19%

(1)         Past due loans refer to installments that are overdue and the remaining outstanding balance of such loans (including principal and interest).

Loans included in the previous table, which have been restructured and bear no interest, are as follows:

	As of December 31,
	2013		2014		2015		2016		2017
	(in millions of Ch$)
IFRS:
Ch$	Ch$	4,608	Ch$	4,616	Ch$	4,618	Ch$	3,016	Ch$	3,089
UF	128		142		141		1		—
Total	Ch$	4,736	Ch$	4,758	Ch$	4,759	Ch$	3,017	Ch$	3,089

The amount of interest we would have recorded on these loans for the year ended December 31, 2017 based on a market interest rate would have been Ch$159 million.

In addition, other loans that were restructured, mainly through the extension of their maturities, and that bear interest, are as follows:

	As of December 31,
	2013	2014	2015	2016	2017
	(in millions of Ch$)
IFRS:
Total other restructured loans	496,601	534,899	592,166	547,744	576,064

During the year ended December 31, 2017, interest recorded in income on these loans amounted to Ch$61,178 million.

Analysis of Substandard and Past Due Loans

The following table analyzes our substandard loans, total past due loans and allowances for loan losses existing at the dates indicated under IFRS.

	Year Ended December 31, (1)
	2013		2014		2015		2016		2017
	(in millions of Ch$, except percentages)
IFRS:
Total Loans	Ch$	20,880,770	Ch$	21,891,333	Ch$	24,573,426	Ch$	25,398,424	Ch$	25,451,513
Impaired loans	725,899		829,096		940,783		868,077		780,818
Impaired loans as a percentage of total loans	3.48%		3.79%		3.83%		3.42%		3.07%
Total Past Due Loans
To the extent secured(2)	22,804		24,811		35,857		30,806		32,403
To the extent unsecured	213,926		248,172		263,935		259,880		270,192
Total Past Due Loans	236,730		272,983		299,792		290,686		302,595
Total Past Due Loans as a percentage of total loans
To the extent secured(2)	0.11		0.11		0.15		0.12		0.13
To the extent unsecured	1.02		1.14		1.07		1.02		1.06
Total past due loans as a percentage of total loans	1.13%		1.25%		1.22%		1.14%		1.19%
Allowance for loan losses as a percentage of:
Total loans	2.10		2.24		2.24		2.18		1.95
Past due loans	185.57		179.70		183.61		190.85		163.86
Unsecured past due loans	205.35%		197.67%		208.55%		213.47%		183.51%

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

Analysis of Allowances for Loan Losses

The following table analyzes our allowances for loan losses and changes in the allowances attributable to charge-offs, allowances established and allowances released:

	As of December 31,
	2013		2014		2015		2016		2017
	(in millions of Ch$, except percentages)
IFRS:
Allowances for loan losses at beginning of period	Ch$	387,803	Ch$	439,298	Ch$	490,558	Ch$	550,443	Ch$	554,769
Charge-offs	(196,535)		(254,349)		(256,556)		(277,057)		(318,790)
Debt Exchange	(12,556)		—		—		—		—
Loan portfolio acquisition	—		—		12,329		—		—
Sale of loans	—		(993)		(2,690)		(24,925)		(11,595)
Allowances established	260,586		306,602		306,802		306,308		271,437
Allowances for loan losses at end of period	Ch$	439,298	Ch$	490,558	Ch$	550,443	Ch$	554,769	Ch$	495,821
Allowances for loan losses at end of period as a percentage of total loans	2.10%		2.24%		2.24%		2.18%		1.95%
Ratio of charge-offs to average loans	0.99%		1.18%		1.12%		1.12%		1.26%
Provisions for loan losses as a percentage of average loans	1.12%		1.21%		1.07%		1.05%		0.88%

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

During 2016 the Chilean economy continued its sluggish performance, recording annual GDP growth of 1.3%. Similar to previous years, private consumption continued to be the main driver of the local economy, posting a 2.2% annual increase. In contrast, investment (measured as gross capital formation) contracted for third year in a row and totaled a 0.8% decrease on an annual basis. These trends were highly aligned with the path followed by both consumer and investor confidence, which have remained pessimistic over the past three years. In turn, this has been the result of both internal factors, such as reforms on various matters undertaken by the administration appointed in 2014, and external factors, including the economic slowdown of relevant trade partners and the end of commodity prices’ super cycle. In the midst of this environment, we have been able to grow while keeping credit risk controlled. In order to do this, we have promoted a balance between risk and return while making our entire credit process, from assessment to collection, more efficient. Similarly, we have added new requirements to the existing set of conditions a borrower must meet in order to obtain a loan. Thus, we have introduced new requirements associated with collateral, loan-to-value limits, financial burden thresholds, etc. The financial condition of some wholesale customers improved in 2016 as compared to 2015, allowing us to adequately perform in terms of credit risk in 2015. Our allowances for loan losses slightly increased on an annual basis, form Ch$550,443 million in 2015 to Ch$554,769 million in 2016, which entails 0.8% annual growth. This annual variance was mainly the result of: (i) an annual increase of 7.9% in average loans and (ii) a moderate net deterioration in credit quality, particularly concentrated in the retail banking segment and partly offset by improved behavior of wholesale customers. These factors were to some extent offset by a positive exchange rate effect on U.S. dollar-denominated allowances for loans losses, given a depreciation of 16.9% of the Chilean peso in 2015 as compared to an appreciation of 5.3% in 2016. Since the variance in allowances for loan loss was below the growth posted by our loan book, our risk index decreased slightly from 2.24% to 2.18% between 2015 and 2016.

During 2017, the Chilean economy continued to perform below expectations, with GDP growth of 1.5% on an annual basis, primarily as a result of stagnant investment (measured as gross capital formation) due to a weak business sentiment and a limited increase in private consumption in light of low consumer confidence. Against such economic background, loan growth has been adversely affected by a slowdown in commercial loans granted to companies, offset by the positive dynamism observed in mortgage loans, due to a continuously active real estate sector, and to a lesser extent by consumer loans which continued to grow despite private consumption deceleration. Based on these trends, we have continued to focus our loan growth on selected customer segments like the high and middle income personal segment and SME banking segment. On the other hand, our loan book composed of commercial loans granted to corporations and large companies decreased on an annual basis, principally due to the dynamics mentioned above and our aim of preserving our risk-return relationship amid intensified competition that pressured margins down. From the credit quality point of view, despite the growth posted by our retail banking loans (7.8% on an annual basis), we were able to reduce the amount of allowances for loan losses by 10.6% on an annual basis, from Ch$554,769 million in 2016 to Ch$495,821 million in 2017. This reduction in the amount of allowances for loan losses was due to: (i) a net credit quality improvement primarily concentrated on the wholesale banking segment due to both enhanced financial condition among certain customers and some customers reducing their liabilities with us, such as those in the fishing sector, and (ii) a positive exchange rate effect on allowances for loan losses denominated in U.S. dollars as a consequence of an 8.2% appreciation of the Chilean peso against the U.S. dollar in 2017 as compared to the 5.3% appreciation of the Chilean peso in 2016. These factors were partly offset by an overall loan growth of 2.6% and a moderate change in loan mix towards retail banking.  Accordingly, our risk index decreased from 2.18% in 2016 to 1.95% in 2017.

For allowances for loan losses associated with impaired loans and with non-impaired loans, see Note 11(c) to our audited consolidated financial statements as of and for the year ended December 31, 2017 appearing elsewhere in this annual report.

Loans are written-off when the collection efforts have been exhausted but not later than the maximum periods as follows:

Type of Loan	Term
Consumer loans with or without collateral	6 months
Other transactions without collateral	24 months
Commercial loans with collateral	36 months
Residential mortgage loans	48 months
Consumer leases	6 months
Other non-real estate lease transactions	12 months
Real estate leases (commercial or residential)	36 months

The following table presents the charge-offs breakdown by loan category:

	Year ended December 31,
	2013		2014		2015		2016		2017
	(in millions of Ch$)
IFRS:
Commercial loans	Ch$	36,029	Ch$	66,724	Ch$	57,988	Ch$	59,843	Ch$	58,716
Mortgage loans	3,242		2,978		2,553		4,190		5,093
Consumer loans	157,264		184,647		196,015		213,024		254,981
Total	Ch$	196,535	Ch$	254,349	Ch$	256,556	Ch$	277,057	Ch$	318,790

Loan recoveries by type of loan are shown in the table below:

	Year ended December 31,
	2013		2014		2015		2016		2017
	(in millions of Ch$)
IFRS:
Commercial loans	Ch$	13,330	Ch$	14,272	Ch$	18,011	Ch$	13,017	Ch$	13,750
Mortgage loans	1,927		2,152		1,895		2,350		3,246
Consumer loans	27,698		29,885		33,043		31,475		32,481
Subtotal	42,955		46,309		52,949		46,842		49,477
Recoveries and sales of loans reacquired from the Central Bank 32,169	—		—		—		—		—
Total	Ch$	42,955	Ch$	46,309	Ch$	52,949	Ch$	46,842	Ch$	49,477
Total Recoveries as a percentage of average loans	0.22%		0.21%		0.23%		0.19%		0.20%

The following tables classify our loan portfolio based on the borrower’s payment performance for each of the last five years:

	Year ended December 31, 2013
	Commercial Loans		Consumer Loans		Mortgage Loans		Total
	(in millions of Ch$)
IFRS:
Past due loans - 90 days to 6 months	Ch$	54,232	Ch$	51,514	Ch$	18,352	Ch$	124,098
Past due loans - 6 months to 12 months	36,520		—		6,786		43,306
Past due loans - 12 months to 24 months	47,790		—		6,730		54,520
Past due loans - 24 months to 36 months	9,755		—		2,751		12,506
Past due loans - 36 months to 48 months	16		—		2,284		2,300
Past due Loans	Ch$	148,313	Ch$	51,514	Ch$	36,903	Ch$	236,730

	Year ended December 31, 2014
	Commercial Loans		Consumer Loans		Mortgage Loans		Total
	(in millions of Ch$)
IFRS:
Past due loans - 90 days to 6 months	Ch$	42,558	Ch$	62,947	Ch$	16,641	Ch$	122,146
Past due loans - 6 months to 12 months	52,158		—		15,329		67,487
Past due loans - 12 months to 24 months	57,075		—		11,320		68,395
Past due loans - 24 months to 36 months	8,031		—		4,822		12,853
Past due loans - 36 months to 48 months	50		—		2,052		2,102
Past due Loans	Ch$	159,872	Ch$	62,947	Ch$	50,164	Ch$	272,983

	Year ended December 31, 2015
	Commercial Loans		Consumer Loans		Mortgage Loans		Total
	(in millions of Ch$)
IFRS:
Past due loans - 90 days to 6 months	Ch$	43,389	Ch$	61,389	Ch$	18,909	Ch$	123,687
Past due loans - 6 months to 12 months	55,080		—		20,494		75,574
Past due loans - 12 months to 24 months	61,582		—		17,196		78,778
Past due loans - 24 months to 36 months	11,464		—		7,502		18,966
Past due loans - 36 months to 48 months	218		—		2,569		2,787
Past due Loans	Ch$	171,733	Ch$	61,389	Ch$	66,670	Ch$	299,792

	Year ended December 31, 2016
	Commercial Loans		Consumer Loans		Mortgage Loans		Total
	(in millions of Ch$)
IFRS:
Past due loans - 90 days to 6 months	Ch$	29,775	Ch$	71,182	Ch$	23,117	Ch$	124,074
Past due loans - 6 months to 12 months	40,092		—		19,370		59,462
Past due loans - 12 months to 24 months	53,942		—		22,942		76,884
Past due loans - 24 months to 36 months	14,523		—		10,109		24,632
Past due loans - 36 months to 48 months	858		—		4,776		5,634
Past due Loans	Ch$	139,190	Ch$	71,182	Ch$	80,314	Ch$	290,686

	Year ended December 31, 2017
	Commercial Loans		Consumer Loans		Mortgage Loans		Total
	(in millions of Ch$)
IFRS:
Past due loans - 90 days to 6 months	Ch$	33,559	Ch$	71,020	Ch$	18,460	Ch$	123,039
Past due loans - 6 months to 12 months	39,992		—		25,217		65,209
Past due loans - 12 months to 24 months	51,689		—		27,280		78,969
Past due loans - 24 months to 36 months	12,481		—		14,769		27,250
Past due loans - 36 months to 48 months	2,175		—		5,953		8,128
Past due Loans	Ch$	139,896	Ch$	71,020	Ch$	91,679	Ch$	302,595

Allocation of Allowances for Loan Losses

The following tables set forth the proportions of our required allowances for loan losses attributable to our commercial, consumer and residential mortgage loans under IFRS as of the dates indicated.

	As of December 31, 2013
	Allowance amount		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans(1)
	(in millions of Ch$, except percentages)
IFRS:
Commercial loans	Ch$	241,442	1.85%	1.16%	62.64%
Consumer loans	179,354		5.84	0.86	14.70
Residential mortgage loans	18,502		0.39	0.09	22.66
Total allocated allowances	Ch$	439,298	2.10%	2.10%	100.00%

	As of December 31, 2014
	Allowance amount		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans(1)
	(in millions of Ch$, except percentages)
IFRS:
Commercial loans	Ch$	273,813	2.09%	1.25%	59.89%
Consumer loans	192,724		5.73	0.88	15.36
Residential mortgage loans	24,021		0.44	0.11	24.75
Total allocated allowances	Ch$	490,558	2.24%	2.24%	100.00%

	As of December 31, 2015
	Allowance amount		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans(1)
	(in millions of Ch$, except percentages)
IFRS:
Commercial loans	Ch$	319,504	2.22%	1.30%	58.69%
Consumer loans	200,934		5.36%	0.82%	15.25%
Residential mortgage loans	30,005		0.47%	0.12%	26.06%
Total allocated allowances	Ch$	550,443	2.24%	2.24%	100.00%

	As of December 31, 2016
	Allowance amount		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans(1)
	(in millions of Ch$, except percentages)
IFRS:
Commercial loans	Ch$	272,274	1.88%	1.07%	57.09%
Consumer loans	249,748		6.28%	0.98%	15.65%
Residential mortgage loans	32,747		0.47%	0.13%	27.26%
Total allocated allowances	Ch$	554,769	2.18%	2.18%	100.00%

	As of December 31, 2017
	Allowance amount		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans(1)
	(in millions of Ch$, except percentages)
IFRS:
Commercial loans	Ch$	221,229	1.58%	0.87%	54.85%
Consumer loans	242,577		6.04%	0.95%	15.77%
Residential mortgage loans	32,015		0.43%	0.13%	29.38%
Total allocated allowances	Ch$	495,821	1.95%	1.95%	100.00%

(1)       Based on our loan classification.

The following table sets forth our charge-offs for 2013, 2014, 2015, 2016 and 2017 by major economic sector and provides further detail of charge-offs that have already been described in the previous discussion of allowances for loan losses:

	Year Ended December 31,
	2013		2014		2015		2016		2017
	(in millions of Ch$)
IFRS:
Commercial:
Agriculture	Ch$	5,615	Ch$	7,007	Ch$	7,796	Ch$	6,729	Ch$	8,851
Mining	1,605		3,193		1,884		2,001		3,769
Manufacturing	2,430		5,389		4,376		4,384		4,958
Construction	4,516		10,335		7,132		7,830		5,661
Commerce	8,825		14,536		13,063		15,276		13,096
Transport	3,309		5,545		5,944		4,902		4,074
Financial services	4,774		16,328		10,275		14,085		13,485
Community	4,955		4,391		7,518		4,636		4,822
Subtotal:	Ch$	36,029	Ch$	66,724	Ch$	57,988	Ch$	59,843	Ch$	58,716
Consumer loans	157,264		184,647		196,015		213,024		254,981
Mortgage loans	3,242		2,978		2,553		4,190		5,093
Total	Ch$	196,535	Ch$	254,349	Ch$	256,556	Ch$	277,057	Ch$	318,790

Composition of Deposits and Other Commitments

The following table sets forth under IFRS the composition of our deposits and similar commitments as of the dates indicated.  See “Item 4. Information on the Company——Selected Statistical Information——Average Balance Sheets, Interest Earned on Interest Earning Assets and Interest Paid on Interest Bearing Liabilities” for the average rate paid on each of the following deposit categories.

	As of December 31,
	2015		2016		2017
	(in millions of Ch$)
IFRS:
Current accounts	Ch$	6,900,590	Ch$	6,907,655	Ch$	7,200,050
Other demand deposits	1,426,458		1,413,493		1,715,656
Savings accounts	205,171		208,435		214,120
Time deposits	9,529,974		10,277,292		9,743,968
Other term balance payables	172,547		67,174		109,690
Total	Ch$	18,234,740	Ch$	18,874,049	Ch$	18,983,484

Maturity of Deposits

The following table sets forth information regarding the currency and maturity of our deposits at December 31, 2017, expressed in percentages, under IFRS.  UF-denominated deposits are similar to Chilean peso-denominated deposits in all aspects, except that the principal is readjusted periodically based on the value of the UF.

	As of December 31, 2017
	Ch$	UF	Foreign Currency	Total
	(in percentage)
IFRS:
Demand deposits	49.36%	14.54%	63.31%	46.97%
Savings accounts	—	10.26	—	1.13
Time deposits:
Maturing within three months	39.02	33.24	35.99	38.06
Maturing after three but within six months	8.31	15.29	0.53	8.28
Maturing after six but within 12 months	3.31	25.72	0.06	5.44
Maturing after 12 months	—	0.95	0.11	0.12
Total time deposits	50.64	75.20	36.69	51.90
Total deposits	100.00%	100.00%	100.00%	100.00%

The following table sets forth information regarding the currency and maturity of deposits in excess of U.S.$100,000 as of December 31, 2017, under IFRS.

	As of December 31, 2017
	Ch$		UF		Foreign Currency		Total
	(in millions of Ch$)
IFRS:
Demand deposits	Ch$	3,487,198	Ch$	18,911	Ch$	1,047,911	Ch$	4,554,020
Savings accounts	—		37,388		—		37,388
Time deposits:
Maturing within three months	4,138,123		496,981		611,324		5,246,428
Maturing after three but within six months	1,236,318		311,691		9,544		1,557,553
Maturing after six but within 12 months	493,367		533,244		899		1,027,510
Maturing after 12 months	341		19,026		1,499		20,866
Total time deposits	Ch$	5,868,149	Ch$	1,360,942	Ch$	623,266	Ch$	7,852,357
Total deposits	Ch$	9,355,347	Ch$	1,417,241	Ch$	1,671,177	Ch$	12,443,765

Deposits in Foreign Countries

We also maintain deposits abroad, as needed to conduct our foreign trade transactions and manage liquidity.  The table below lists the largest amounts of foreign deposits by country as of the dates indicated, under IFRS:

	As of December 31,
	2015		2016		2017
	(in millions of Ch$)
IFRS:
Australia	Ch$	1,131	Ch$	1,636	Ch$	646
Canada	484		1,535		1,358
China	72		3		317
Denmark	418		186		124
Finland	—		6		6
France	11		38		5
Germany	8,472		8,231		22,549
Italy	4		—		—
Japan.	2,538		59,732		55,600
Mexico	1,965		1,582		2,175
Netherlands	1,085		—		1,252
Norway	195		196		285
Peru	—		30		19
Sweden	2,989		764		7,064
United Kingdom	2,291		8,066		6,020
United States	546,308		533,764		264,761
Total	Ch$	567,963	Ch$	615,769	Ch$	362,181

Short-Term Borrowings

The principal categories of our short-term borrowings are amounts borrowed under foreign trade lines of credit, domestic inter-bank loans and repurchase agreements.  The table below presents the amounts outstanding and the weighted average nominal interest rate for each period indicated by type of short-term borrowing under IFRS.

	For the year ended December 31,
	2015		2016		2017
	Year-End Balance	Weighted Average Nominal Interest Rate	Year-End Balance	Weighted Average Nominal Interest Rate	Year-End Balance	Weighted Average Nominal Interest Rate
	(in millions of Ch$, except interest rate data)
IFRS:
Payables from repurchase agreements and security lending	184,131	3.92%	216,817	2.87%	195,392	2.66%
Borrowings from domestic financial institutions	—	—	—	—	1,100	2.25
Foreign borrowings	1,529,621	0.63	919,333	1.30	1,119,925	1.47
Other obligations	131,136	—	164,486	—	119,498	—
Total short-term borrowings	1,845,888	0.91%	1,300,636	1.40%	1,435,915	1.51%

The following table shows the average balance and the weighted average nominal rate for each short-term borrowing category during the periods indicated:

	For the year ended December 31,
	2015		2016		2017
	Average Balance	Weighted Average Nominal Interest Rate	Average Balance	Weighted Average Nominal Interest Rate	Average Balance	Weighted Average Nominal Interest Rate
	(in millions of Ch$, except interest rate data)
IFRS:
Payables from repurchase agreements and security lending	238,514	3.03%	192,768	3.23%	200,951	2.58%
Central Bank borrowings	7	—	5	—	1	—
Borrowings from domestic financial institutions	1	—	4,673	5.39	49,373	3.43
Sub-total	238,522	3.03	197,446	3.28	250,325	2.75
Foreign borrowings	1,308,143	0.74	1,080,464	1.23	951,138	1.85
Total short-term borrowings	1,546,665	1.09%	1,277,910	1.54%	1,201,463	2.03%

The following table presents the maximum month-end balances of our principal sources of short-term borrowings during the periods indicated:

	Maximum 2015 month-end balance	Maximum 2016 month-end balance	Maximum 2017 month-end balance
	(in millions of Ch$)
IFRS:
Investments sold under agreements to repurchase	273,244	240,739	233,343
Central Bank borrowings	8	6	3
Borrowings from domestic financial institutions	5,493	12	4,100
Foreign borrowings	1,727,574	1,404,739	1,483,708

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

The following table sets forth our minimum capital requirements (and availability) with respect to total assets as set by the SBIF:

	As of December 31,
	2015	2016	2017
	(in millions of Ch$)
CHILEAN GAAP:
Banco de Chile’s basic capital	2,740,084	2,887,410	3,105,714
Basic capital required (with respect to total assets)	(1,102,956)	(1,070,442)	(1,110,531)
Excess over minimum basic capital required	1,637,128	1,816,968	1,995,183

Similarly, the following table sets forth our minimum capital requirements (and availability) with respect to risk-weighted assets, as set by the SBIF:

	As of December 31,
	2015	2016	2017
	(in millions of Ch$)
CHILEAN GAAP:
Banco de Chile’s Total Regulatory Capital	3,457,523	3,729,427	3,934,727
Total Regulatory Capital required (with respect to risk-weighted assets)	(2,747,664)	(2,684,208)	(2,706,834)
Excess over minimum Total Regulatory Capital required	709,859	1,045,219	1,227,893

Item 4A     Unresolved Staff Comments

None.

Item 5              Operating and Financial Review and Prospects

OPERATING RESULTS

Introduction

The following discussion should be read in conjunction with, and is entirely qualified by reference to, our audited consolidated financial statements as of and for the year ended December 31, 2017 appearing elsewhere in this annual report and “Item 4.  Information on the Company—Selected Statistical Information.”  Certain amounts (including percentage amounts) that appear in this annual report may not total due to rounding.

Unless otherwise indicated, the financial information included in this annual report with respect to 2013, 2014, 2015, 2016 and 2017 has been derived from financial statements that have been prepared in accordance with IFRS as issued by the IASB.  See Note 2(a) to our audited consolidated financial statements as of and for the year ended December 31, 2017 appearing elsewhere in this annual report.  IFRS differs in certain significant respects from Chilean GAAP.  As a result, our financial information presented under IFRS is not directly comparable to any of our financial information presented under Chilean GAAP.  Accordingly, readers should avoid such comparison.

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

According to information published by the SBIF, as of December 31, 2017, excluding operations of subsidiaries abroad, we were the second largest bank in Chile in terms of total loans with a market share of 17.2%, the largest provider of commercial loans with a market share of 16.8%, the largest private bank in Chile in terms of average balances of current accounts and demand deposits with a 23.0% market share, the second largest provider of consumer loans in Chile with a market share of 19.7% and the second largest private sector bank in Chile in terms of residential mortgage loans with a market share of 17.0%.  Also according to the SBIF, as of December 31, 2017, we were the largest bank in Chile in terms of net income attributable to equity holders with a market share of 26.1% and the largest bank in Chile in terms of current account balances held by individuals with a market share of 28.8%.  According to the Chilean Association of Mutual Funds, as of December 31, 2017, we were the largest provider of mutual funds management services in Chile with a market share of 20.9%.

After a period of accelerated growth between 1985 and 1997, when Chile’s GDP expanded at an average annual rate of 6.9%, Chile’s economic growth slowed to an average rate of 4.8% between 2000 and 2008.  In 2009, the effects of the global financial crisis impacted the Chilean economy and Chile’s GDP decreased by 1.6% on an annual basis.  However, in 2010 the economy recovered rapidly due to an expansionary counter cyclical fiscal policy and strong monetary stimulus started in 2009, including sharp cuts to the monetary policy interest rate. In addition, the reconstruction efforts, in response to the worst earthquake in Chile in over 50 years that took place in February 2010, further bolstered economic activity through a robust expansion of private and public investment. As a result, Chilean economy grew at a solid pace, recording an average annual growth rate of 5.8% from 2010 to 2012. The solid performance during this period was supported by, among other factors, the recovery of commodity prices, Chile’s stable and favorable financial condition that, in turn, relied on an independently managed Central Bank, a floating exchange rate regime, the country’s focus on accumulating international reserves and maintaining low external debt levels, a well-diversified international trade and a fiscal policy internationally recognized for its responsibility and long term vision. Following the double-digit expansion in fixed capital formation (investment in infrastructure, machinery and equipment) recorded in 2010 (13.1%), 2011 (16.1%) and 2012 (11.3%), investment started to fall by the end of 2013, principally affected by macroeconomic conditions in China, which promptly led to a significant decrease in copper prices (Chile’s main export), ending a period known worldwide as the “commodities’ super-cycle”. As a result, Chile’s GDP grew by only 4.0% in 2013 after growing 5.3% in 2012. In 2014 GDP growth further decelerated below its long term trend by posting an annual increase of only 1.8%, driven by a 4.8% decrease in fixed capital formation. These weakened external landscape, in combination with several reforms announced by the Chilean government appointed as of 2014, resulted in increased uncertainty that lowered business sentiment and consumer confidence. In 2015, an environment of high uncertainty prevailed, however the Chilean GDP achieved moderate growth of 2.3%, despite negative growth in fixed capital formation and persistently low consumer and business confidence indexes.

No major changes occurred in the local economy in 2016. The Chilean GDP continued to grow slowly with an annual increase of only 1.3%. Capital formation contracted for the third year in a row, partly due to a sharp fall in the copper price and a further deterioration in the construction sector. However, the 2.2% increase in private consumption remained the main driver of economic activity.

In 2017, Chilean GDP expanded 1.5% on an annual basis. This figure, however, was greatly affected by a strike in the largest Chilean private mining company during the first quarter of 2017, which sharply reduced copper production. Nevertheless, and in spite of weak GDP growth, the economy posted a noticeable increase from a 0.4% contraction in the first quarter of 2017 to growth of over 3.0% in the fourth quarter. This performance was driven by factors such as the recovery in copper prices, the acceleration of the global economy and increased consumer confidence. However, at the same time for the fourth consecutive year, investment decreased in 2017 by 1.1%.

Against such an economic background, private consumption continued to be the main driver of economic activity, increasing 2.4 % in 2017. This increase resulted from lower inflation rates, an expansionary monetary policy and good financial conditions that kept consumer loans dynamic. In addition, the unemployment rate remained stable, averaging 6.7%, an increase of 20 basis points as compared to 2016. It is important to mention, however, that job creation in 2017 was mainly driven by self-employment (mainly associated with unskilled labor) while the creation of salaried employment was explained largely by the public sector. On a positive note, both consumer confidence and business sentiment indexes increased after being in pessimistic territory for several months.

After two years (2014-2015) with an inflation rate above 4%, CPI variation has gradually returned to the Central Bank’s 2.0% and 4.0% target range, in line with a less dynamic GDP growth and a decrease in the Ch$/U.S.$ exchange rate. Thus, during 2016 the CPI index recorded a 2.7% annual increase, driven by a 5.3% appreciation of the Chilean peso (against the U.S. dollar). In 2017, inflation rose only 2.3%, mainly due to low economic growth and a further strengthening of the Chilean peso of 8.2% in the exchange rate (Ch$/U.S.$). The Central Bank expects inflation to remain in the 2.0% - 4.0% target range within the next two years.

Based on the evolution of the CPI index described above, during 2016 the Central Bank kept the 3.50% interest rate, adopting an expansionary bias by the end of the year. Consequently, in the monetary policy meetings of January, March, April and May of 2017, the Central Bank cut the rate 25 basis points, to anchor inflation expectations within the Central Bank’s long term target rate and stimulate sluggish economic demand. Since May 2017, however, the monetary policy interest rate has remained unchanged at 2.50%. On several occasions, such as the monetary policy meetings of 2018 and in the Monetary Policy Report of March 2018, the Central Bank’s board indicated that the monetary policy rate will remain at 2.50% for most of the year although signaling that the rate is likely to increase as long as economic conditions improve and inflationary pressures decrease. Consequently, as of April 20, 2018, the monetary policy rate remains at 2.50%.

Regarding the stock market, during 2017 the Santiago Stock Exchange IPSA Index (“IPSA Index”), composed of the 40 most-traded Chilean stocks, increased as a result of the global economic recovery and improved performances by the largest companies in the country. The IPSA Index reached a level of 5,564.60 points as of December 29, 2017 (last trading date), which represented a 34.0% increase as compared to the 4,151.39 points recorded as of December 30, 2016. This increase was similar to those recorded by the main stock markets worldwide. In addition, the victory in the last presidential election of the coalition perceived as more pro-market than the incumbent coalition also boosted the IPSA Index. During the first quarter of 2018, increased levels of uncertainty and volatility affected stock markets internationally, including Chile. However, we believe the positive outlook should prevail for the remainder of the year, offsetting the volatility effects. According to data published by the Santiago Stock Exchange, as of March 31, 2018, the IPSA Index was at 5,542.22 points, which represented a 0.4% year-to-date decrease.

Inflation

In the past, Chile has experienced high levels of inflation that affected private consumption, consumer sentiment, financial conditions and the results of various companies. Nevertheless, since the 1990s, inflation has been maintained under control through responsible monetary policy carried out by an independent Central Bank and the adoption of a successful inflation target policy. Thus, in Chile inflation is correlated to both local economic dynamics and external factors. In fact, due to the global downturn in 2008 and its effects on aggregate demand, the Chilean economy recorded deflation of 1.4% in 2009. Conversely, based on a rapid recovery, inflation returned to the Central Bank’s long term target range of 2.0% to 4.0% per year, ending 2010 at 3.0%.  Following this trend in economic activity and also an increase in international prices for oil and food, the CPI posted a surge of 4.4% in 2011. On the contrary, inflation was 1.5% in 2012, which was mainly explained by a decrease in international oil prices that translated into lower local prices for transportation and utilities, partly offset by higher food prices due to adverse weather conditions.  In 2013, inflation was once again within the Central Bank’s long term target, posting an annual increase of 3.0%.  This figure was influenced by higher food, transportation and energy prices prompted by a sharp increase in the Ch$/U.S.$ exchange rate.  In 2014, inflation showed a sharp increase, as reflected by a CPI annual variation of 4.6%, boosted once again by the great depreciation of the Chilean peso against the U.S. dollar that translated into a higher cost of imported tradable goods.  Also, the government’s tax reform prompted a price increase in certain products such as beverages and cigarettes.  Similarly, in 2015, the devaluation of the Chilean peso continued as a result of opposing monetary policies carried out by central banks worldwide, the weakness of the Chinese economy and the recovery of the U.S. economy. This exchange rate trend, together with the effect of drought in agricultural activity, produced a CPI variation of 4.4% in 2015. During 2016 inflation —measured as CPI— was 2.7% and returned to the Central Bank’s target range. The 5.3% appreciation of the Chilean peso in 2016, together with the economic slowdown and lower inflationary pressures associated with private consumption, explained the decrease in inflation rate in 2016. In 2017, due to weak economic growth and the impact on the exchange rate of the 8.2% appreciation of the Chilean peso against the U.S. dollar, the CPI recorded a slight increase of 2.3% year over year on both durable and non-durable goods, which is below the midpoint of the Central Bank’s long-term 2.0%-4.0% target inflation rate.

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

UF Denominated Assets and Liabilities.  The UF is revalued in monthly cycles.  On each day in the period beginning the tenth day of the current month through the ninth day of the next month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect each day a pro rata amount of the prior calendar month’s change in the CPI as published by the Chilean National Statistics Institute.  One UF was equal to Ch$26,347.98 as of December 31, 2016 and Ch$26,798.14 as of December 31, 2017. The effect of any changes in the nominal peso value of our UF denominated assets and liabilities are reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest revenue and expense.  Our net interest income will be positively affected by inflation (and negatively affected by deflation) to the extent that our average UF denominated assets exceed our average UF denominated liabilities, while our net interest income will be negatively affected by inflation (and positively affected by deflation) when average UF denominated liabilities exceed our average UF denominated assets.  Our average UF denominated assets exceeded our average UF denominated liabilities by Ch$5,444,586 million (U.S.$8,121.40 million) as of December 31, 2016 and Ch$6,024,264 million (U.S.$ 9,788.71 million) as of December 31, 2017 . These figures exclude positions in derivatives.  See “Item 4.  Information on the Company—Selected Statistical Information.”

Peso-Denominated Assets and Liabilities.  Interest rates in Chile tend to reflect the prevailing inflation rate and expectations regarding future inflation.  The sensitivity of our peso denominated interest earning assets and interest bearing liabilities to the inflation rate may vary.  See “Item 5. Operating and Financial Review and Prospects—Operating Results—Overview Interest Rates.”  We maintain a substantial amount of non-interest bearing, peso denominated current accounts and other demand deposits.  The ratio of such deposits to average interest bearing peso denominated liabilities was 78% during the year ended December 31, 2016 and 83% during the year ended December 31, 2017.  Since a large part of such deposits are not indexed to inflation, even a slight decline in the rate of inflation may adversely affect our net interest margin on assets funded with such deposits and even a slight increase in the rate of inflation may increase the net interest margin on such assets.  See “Item 4.  Information on the Company—Selected Statistical Information—Interest Earning Assets and Net Interest Margin.”

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

After that, the Central Bank maintained the monetary policy rate at 5.0% during 22 months, until October 2013.  This neutral bias was supported by local economic growth that resulted in a GDP increase over 5.0% per year, which prompted a virtuous cycle including an increase in real wages, a reduction in unemployment and growth in private consumption.  These trends were also accompanied by inflation within the long-term rage targeted by the Central Bank.  Nevertheless, in light of the signs of slowdown evidenced by the Chilean economy, the Central Bank commenced an easing monetary policy by the end of 2013, which involved successive cuts to the marginal standing facility rate.  For this reason, the monetary policy interest rate decreased from 4.5% at the end of 2013 to 3.0% in December 2014.  Subsequently, the interest rate remained at 3.0% until October 2015, when the Central Bank decided to increase it because inflation remained above the target range, which could be amplified by additional secondary effects associated with increasing oil prices. Thus, by the end of 2015, the Central Bank increased the monetary policy interest rate to 3.5%. Based on the same view, the monetary policy interest rate remained unchanged during 2016 and ended the year at 3.5%. However, beginning in 2017, the Central Bank cut the reference rate by 25 basis points four times (in January, March, April and May), to anchor inflation expectations within the Central Bank’s long-term target range and stimulate sluggish economic demand. Against such economic background and in line with Central Bank’s authority over macroeconomic balances, the monetary policy interest rate stood unchanged at 2.50% during 2017. As of April 20, 2018, the interest rate remains at 2.50%.

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

According to information published by the Central Bank, the average annual short term nominal interest rate, based on the rate paid by Chilean financial institutions for 90 to 360 days Chilean peso denominated deposits, was 3.77% in 2015, 4.04% in 2016 and 3.03% in 2017.  The average annual long term nominal interest rate, based on the interest rate of the Central Bank’s five year Chilean peso denominated bonds in the secondary market, was 4.14% in 2015, 4.09% in 2016 and 3.73% in 2017.

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

Critical Accounting Policies

We prepare our audited consolidated financial statements in accordance with IFRS as issued by the IASB.  The notes to our audited consolidated financial statements as of and for the year ended December 31, 2017, which are included in this annual report, contain a summary of our significant accounting policies.

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

For a further description of our policy regarding allowances for loan losses, see Note 2(h) to our audited consolidated financial statements as of and for the year ended December 31, 2017 appearing elsewhere in this annual report.

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

Fair Value Estimates for Financial Assets and Liabilities

IFRS 13 defines “fair value” as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  IFRS 13 seeks to increase consistency and comparability in fair value measurements and related disclosures through a ‘fair value hierarchy’.  The hierarchy categorizes the inputs used in valuation techniques into three levels.  The hierarchy gives the highest priority to (unadjusted) quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

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

•                  the valuation technique(s) appropriate for the measurement, considering the availability of data with which to develop inputs that represent the assumptions that market participants would use when pricing the asset or liability and the level of the fair value hierarchy within which the inputs are categorized.  For a further description of our internal fair value classification, see Note 40 to our audited consolidated financial statements as of and for the year ended December 31, 2017 appearing elsewhere in this annual report.

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

Amendments to Financial Reporting Standards in 2017

The accounting policies followed in 2017 are consistent with those prevailing in the previous financial year. The following amendments, corresponding to IFRS enhancements, did not have any impact on our accounting policies, financial position or results of operations.

•                  IAS 7 - Cash Flows Statement. These amendments require entities to provide additional disclosures in order to enable financial statements readers to evaluate changes in liabilities arising from financing activities, including changes from financing cash flows as well as changes that do not imply cash flows.

•                  IAS 12 Income Taxes. These amendments clarify requirements regarding the recognition of deferred tax assets corresponding to debt instruments measured at fair value. According to the amendment, the recognition should be evaluated to the extent that it is probable that the entity has future taxable profits to use the deductible temporary difference.

•                  IFRS 12 Disclosure of Interests in Other Entities. The amendment specifies the disclosure requirements set forth in IFRS 12 for holding companies in entities that are within the scope of IFRS 5 “Non-current Assets Held-for-Sale and Discontinued Operations”.

Results of Operations for the Years Ended December 31, 2015, 2016 and 2017

The consolidated financial information presented in this section for the years ended December 31, 2015, 2016 and 2017 has been audited and prepared in accordance with IFRS.  In addition, to the extent that it is available and because we believe it is useful in analyzing our results, we have included information classified by the business segments that we use for internal reporting purposes.  As mentioned earlier, information about our business segments is reported under our internal reporting policies, which differ in significant respects from IFRS.

Net Income

The following table sets forth the principal components of our net income, as detailed in our audited consolidated financial statements for the years ended December 31, 2015, 2016 and 2017:

	For the Year Ended December 31,						% Increase (Decrease)
	2015		2016		2017		2015/2016	2016/2017
	(in millions of Ch$, except percentages)
IFRS:
Net interest income	Ch$	1,228,288	Ch$	1,226,733	Ch$	1,234,695	(0.1)%	0.6%
Net fees and commissions income	305,979		321,271		347,674		5.0	8.2
Other income (loss), net	127,216		169,555		105,173		33.3	(38.0)
Provisions for loan losses	(246,222)		(259,263)		(221,255)		5.3	(14.7)
Operating expenses	(726,278)		(787,047)		(784,356)		8.4	(0.3)
Income attributable to associates	3,243		4,014		5,511		23.8	37.3
Income before income taxes	692,226		675,263		687,442		(2.5)	1.8
Income taxes	(82,321)		(100,212)		(115,361)		21.7	15.1
Net income	Ch$	609,905	Ch$	575,051	Ch$	572,081	(5.7)%	(0.5)%

2016 and 2017.  For the year ended December 31, 2017 our net income was Ch$572,081 million, which represents an annual decrease of 0.5% as compared to the Ch$575,051 million recorded in 2016. The annual change in our net income was primarily attributable to:

•                  An annual decrease of 38.0% or Ch$64,382 million, in other income (loss) net, primarily as a result of lower non-customer income, revenues related to our Treasury business and non-recurring items stemming from various factors, including: (i) lower revenues from the sale of available-for-sale instruments of approximately Ch$58,800 million as compared to realized mark-to-market gains during 2016, (ii) lower than expected inflation that reduced revenues related to our UF net asset exposure by approximately Ch$20,500 on an annual basis, (iii) unfavorable shifts in interest rates during the year that impacted income from our trading and available-for-sale portfolios by approximately Ch$14,500 million, and (iv) an increase of approximately Ch$1,400 million in losses associated with the U.S. dollar asset position we hold to hedge our exposure to U.S. dollar-denominated loan loss allowances, resulting from the 8.2% appreciation of the Chilean peso against the U.S. dollar in 2017 as compared to 5.3% appreciation in 2016.

•                  An annual increase of 15.1% or Ch$15,149 million in income taxes. This increase was mainly the result of a higher statutory corporate tax rate for 2017 (25.5%) as compared to 2016 (24.0%). In addition, we recorded lower temporary tax benefits related to deferred taxes, pursuant to the 2014 Chilean tax reform and a decrease in inflation in 2017 when compared to 2016, which provides an income tax benefit that is deductible from taxable income under the Chilean tax system.

The above factors were partially offset by: (i) a 5.6% increase in income from loans, given a proactive management of lending spreads and targeted growth of retail banking and SME banking that supported a 2.6% increase in our total average loan balances, (ii) an annual increase of 8.2% in net fees and commissions income, primarily as a result of higher net fees from transactional services and, to a lesser extent, improved performance by certain businesses managed by our subsidiaries, such as mutual funds management and stock brokerage, mainly due to the rebound evidenced by the Chilean stock market in 2017 as well as an increase in written premiums, and (iii) a decrease of 14.7% in provisions for loan losses, as a result of an overall improvement in the credit and the financial condition of customers, particularly in the wholesale segment.

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

The previously mentioned factors were partly offset by: (i) an annual increase of 33.3% in other (loss) income, mainly as a consequence of the recognition of mark-to-market gains in our profit and loss statement from both available-for-sale instruments (formerly accumulated in equity) and held for trading securities during 2016, (ii) an annual increase of 5.0% in net fees and commissions income, primarily as a result of higher fee income from transactional services associated with the administration of current accounts and demand accounts, the use of ATMs and an increase in revenues from activities conducted by some of our subsidiaries, particularly mutual funds management and insurance brokerage.

Net Interest Income

The tables included under the headings “—Interest Revenue” and “—Interest Expense” set forth information regarding our consolidated interest revenue and expenses, average interest earning assets and average interest bearing liabilities for the years ended December 31, 2015, 2016 and 2017.  This information is derived from tables included elsewhere in this annual report under “Item 4.  Information on the Company—Selected Statistical Information” and is qualified in its entirety by reference to such information.

	For the Year Ended December 31,						% Increase (Decrease)
	2015		2016		2017		2015/2016	2016/2017
	(in millions of Ch$, except percentages)%
IFRS:
Interest revenue	Ch$	1,908,457	Ch$	1,916,992	Ch$	1,886,700	0.4%	(1.6)%
Interest expense	(680,169)		(690,259)		(652,005)		1.5	(5.5)
Net interest income	Ch$	1,228,288	Ch$	1,226,733	Ch$	1,234,695	(0.1)%	0.6%
Net interest margin(1)(2)	4.68%		4.41%		4.30%		—	—

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

2016 and 2017.  Our net interest income was Ch$1,234,695 million in 2017, which was 0.6% above the Ch$1,226,733 million recorded in 2016. This moderate annual increase was primarily explained by:

•                  Lower interest expenses by approximately Ch$51,250 million accrued on time deposits and saving accounts. This was mainly the result of: (i) lower nominal interest rates due to the four consecutive reductions of 25 basis points in the monetary policy interest rate, and (ii) average balances of savings accounts and time deposits decreasing 2.0% on an annual basis, given the moderate growth of our balance sheet and, to a lesser extent, an increase of customers’ preference for liquidity.

•                  A decrease in interest expenses as compared to 2016 as a result of the one-time effect associated with the early redemption of two bond series denominated in UF for a total cost of Ch$6,900 million in 2016 to take advantage of a low interest rate environment and opportunistic lending that was not present in 2017.

The above factors were partially offset by:

•                  Lower net interest income by approximately Ch$20,500 million, as a result of the negative impact of lower inflation on our UF net asset position. Inflation (measured as UF variation) was 1.71% in 2017 as compared to the 2.80% recorded in 2016. The effect of lower inflation was partially offset by the combination of a decrease in the average nominal interest rates funding part of our UF position and an increase in the average balance of our UF net asset position.

•                  An annual decrease of approximately Ch$17,256 million in interest revenue earned on loans and advances to banks, principally as a result of a 45.1% decrease in average balances. This decrease in balances was mainly due to lower amounts of overnight deposits held in the Central Bank, which were reallocated in other types of securities such as government and Central Bank bonds together with other fixed-income securities issued by local issuers, explaining a 46.2% increase in average balances of available-for-sale securities.

•                  An annual increase of approximately Ch$5,750 million in interest expenses related to borrowings from financial institutions, as a result of the impact of higher off-shore interest rates (owing to changes in the U.S. Fed’s monetary policy) on liabilities denominated in foreign currency. This was partly offset by a 5.4% decrease in the average balance of such borrowings.

Despite the increase of 0.6% in net interest income, our net interest margin dropped to 4.30% in 2017 from 4.41% in 2016. This was mainly attributable to: (i) the negative effect of lower inflation on our UF net asset position as explained above, and (ii) to a lesser extent, the basis for comparison, since average interest earning assets posted an increase of 3.1% on an annual basis.

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

The above mentioned negative factors were slightly offset by:

•                  An increase of approximately Ch$59,500 million on income from loans. This increase was primarily the result of a 7.9% increase in average loan balances and slightly higher lending spreads. Our growth in average balances and the slight increase in lending spreads were the consequence of concentrating our loan book expansion in those segments and products with a favorable risk-return relationship. For example, we increased our retail banking segment average loans by 13.0%, largely driven by the expansion of our Individual and SMEs Area, which experienced a significant increase in average loan balances of 13.8%. In addition, we devoted efforts to improve customer relationships and service quality while promoting the use of credit cards among our higher-income customers. This strategy had positive effects on balances and margins. To a lesser extent, we also continued to grow in the wholesale banking segment but at slower pace. In 2016, the average loan balances of our wholesale banking segment increased by 1.2% on an annual basis, primarily due to the sluggish investment environment across all economic sectors driven by pessimistic business sentiment. Throughout this unfavorable investment environment, we focused on commercial deals containing a stable risk-return relationship, which has a favorable effect on this segment’s growth and enabled us to maintain a profitable lending business.

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

Interest Revenue

The following table sets forth information regarding our interest revenue and average interest earning assets for the years ended December 31, 2015, 2016 and 2017:

	For the Year Ended December 31,						% Increase (Decrease)
	2015		2016		2017		2015/2016	2016/2017
	(in millions of Ch$, except percentages)%
IFRS:
Interest revenue	Ch$	1,908,457	Ch$	1,916,992	Ch$	1,886,700	0.4%	(1.6)%
Average interest earning assets:
Commercial loans	13,643,389		14,285,449		14,227,993		4.7	(0.4)
Residential mortgage loans	5,826,928		6,634,968		7,220,433		13.9	8.8
Consumer loans	3,444,835		3,802,994		3,922,842		10.4	3.2
Total loans	22,915,152		24,723,411		25,371,268		7.9	2.6
Repurchase agreements	36,844		43,583		60,319		18.3	38.4
Other Assets	233,886		225,592		196,361		(3.5)	(13.0)
Financial investments	1,945,233		1,879,840		2,537,342		(3.4)	35.0
Loans and advance to banks	1,099,698		974,059		535,050		(11.4)	(45.1)
Total	Ch$	26,230,813	Ch$	27,846,485	Ch$	28,700,340	6.2%	3.1%
Average rates earned on total interest earning assets(1)(2):
Average nominal rates	7.28%		6.88%		6.57%		—	—

(1)         See “Item 4.  Information on the Company—Selected Statistical Information—Average Balance Sheets, Interest Earned on Interest Earning Assets and Interest Paid on Interest Bearing Liabilities.”

(2)         Average rates earned on interest earning assets do not include the interest earned on trading securities, which is accounted for under Other Income (Loss) Net.

2016 and 2017. For the year ended December 31, 2017, our interest income was Ch$1,886,700 million, representing a 1.6% decrease as compared to the Ch$1,916,992 million recorded in 2016.  This decrease was primarily attributable to a Ch$22,200 million decrease in interest revenues (excluding inflation effect) earned on loans to customers and loans and advances to banks, which in turn was mainly due to: (i) decreases of 0.4% in the average balances of commercial loans and a 45.1% decrease in loans to banks due to higher market liquidity that reduced financing needs of banks, (ii) maturing of loans granted at higher interest rates replaced with loans at lower interest rates due to the decrease experienced by nominal interest rates and (iii) a decrease in interest revenue earned on our inflation-indexed exposure given that inflation (measured as UF variation) was 1.7% in 2017 as compared to the 2.8% recorded in 2016.  These factors were partially offset by (i) higher interest revenue earned on consumer and mortgage loans granted to individuals and commercial loans to SMEs, mainly as a result of a 7.8% increase in the retail banking loan portfolio, (ii) higher interest accrued on available-for-sale instruments as average balances posted a significant increase from Ch$366,869 million in 2016 to Ch$1,473,150 million in 2017. As a result of these trends in interest revenues, the average rate earned on interest earning assets decreased from 6.88% in 2016 to 6.57% in 2017, mainly due to (i) the negative impact of lower inflation on our UF-indexed asset position and (ii) a 3.1% increase in the average balances of interest earning assets.

2015 and 2016.  For the year ended December 31, 2016, our interest income was Ch$1,916,992 million, representing a 0.4% annual increase as compared to the Ch$1,908,457 million recorded in 2015. This slight increase was mainly fostered by higher interest revenue earned on loans as a result of a 7.9% increase in average balances, which was primarily driven by (i) a 13.0% increase in average loans granted by the retail banking segment and (ii) higher interest revenues from loans and advances to banks as a result of better pricing conditions despite lower average balances. These factors were partially offset by: (i) a decrease in interest revenue earned on our inflation-indexed exposure given that inflation (measured as UF variation) was 2.80% in 2016 as compared to 4.07% in 2015, and (ii) lower interest revenue from available-for-sale securities, which was explained by a lower position in these securities in 2016 given the uncertainty witnessed in the local and international capital markets due to international political events. Due to these trends in interest revenues, and the expansion of 6.0% in average interest-earning assets, the average rate earned on these assets decreased from 7.24% in 2015 to 6.86% in 2016. The decrease was primarily caused by the effect of lower inflation on our UF asset position.

Interest Expense

The following table sets forth information regarding our interest expense and average interest bearing liabilities for the years ended December 31, 2015, 2016 and 2017:

	For the Year Ended December 31,						% Increase (Decrease)
	2015		2016		2017		2015/2016	2016/2017
	(in millions of Ch$, except percentages)%
IFRS:
Interest expense	Ch$	680,169	Ch$	690,259	Ch$	652,005	1.5%	(5.5)%
Average interest-bearing liabilities:
Saving accounts and time deposits(1)	9,816,535		10,535,576		10,323,872		7.3	(2.0)
Securities under agreements to repurchase	238,514		192,768		198,142		(19.2)	2.8
Borrowings from financial institutions	1,360,806		1,220,472		1,154,331		(10.3)	(5.4)
Debt issued	5,646,119		6,063,843		6,484,993		7.4	6.9
Other financial obligations	179,722		165,521		141,832		(7.9)	(14.3)
Total	Ch$	17,241,696	Ch$	18,178,180	Ch$	18,303,170	5.4%	0.7%
Average rates paid on total interest bearing liabilities(2):
Average nominal rates	3.94%		3.80%		3.56%
Average (Chilean peso-denominated) non-interest bearing current account and demand deposits	7,129,486		7,661,618		8,174,198		7.5%	6.7%

(1)         Includes interest-earning demand deposits.

(2)         See “Item 4.  Information on the Company—Selected Statistical Information—Average Balance Sheets, Interest Earned on Interest Earning Assets and Interest Paid on Interest Bearing Liabilities.”

2016 and 2017.  Our interest expense recorded an annual decrease of 5.5%, from Ch$690,259 million in 2016 to Ch$652,005 million in 2017.  This decrease was primarily the result of: (i) an approximately Ch$51,250 million decrease in interest expenses associated with time deposits, saving accounts and borrowings from financial institutions, mainly due to lower nominal interest rates following four consecutive cuts of 25 basis points in the monetary policy interest rate, a 2.0% decrease in the average balances of savings accounts and time deposits due to the moderate growth of our balance sheet and, to a lesser extent, an increase in customers’ preference for liquidity, (ii) the one-time impact associated with the early redemption of two bond series denominated in UF for a total cost of Ch$6,900 million in 2016, which led to increased interest expenses in 2016 and that was not present in 2017, and (iii) the decrease in inflation (measured as UF variation), which was 1.7% in 2017 as compared to 2.8% in 2016 and reduced the interest paid by us on our UF-denominated liabilities. This decrease was partially offset by an increase of approximately Ch$5,750 million in interest accrued on borrowings from financial institutions, due to the increase in off-shore interest rates (primarily as a result of  changes in the U.S. Fed’s monetary policy rate) for liabilities denominated in foreign currency and partially offset by a 5.4% decrease in the average balance of such borrowings. Overall, the average interest rate paid on interest bearing liabilities decreased from 3.80% in 2016 to 3.56% in 2017, primarily as a result of (i) lower nominal interest rates following changes in the monetary policy interest rate and (ii) lower inflation.

2015 and 2016.  Our interest expense increased by 1.5% from Ch$680,169 million in 2015 to Ch$690,259 million in 2016. This annual increase was primarily the result of the following factors: (i) higher interest paid on savings accounts and time deposits owing to a 7.3% increase in average balances, (ii) an increase in interest expenses related to long-term debt primarily as a result of the early redemption of two bond series denominated in UF that translated into a disbursement of approximately Ch$6,900 million and (iii) to a lesser extent, new international bond issuances in 2016 bearing slightly higher interest rates. These effects were partially offset by a decrease in inflation (measured as UF variation), which was 2.80% in 2016 as compared to 4.07% in 2015. This decrease allowed us to reduce the interest paid on our UF-denominated liabilities. Altogether, the average interest rate paid on interest-bearing liabilities decreased from 3.94% in 2015 to 3.80% in 2016, which is highly attributable to the previously mentioned decrease in inflation.

Net Fees and Commissions Income

The following table sets forth certain components of our fees and commissions income (net of fees paid to third parties that provide support for those services) for the years ended December 31, 2015, 2016 and 2017:

	Year Ended December 31,						% Increase (Decrease)
	2015		2016		2017		2015/2016	2016/2017
	(in millions of Ch$, except percentages)%
IFRS:
Mutual funds	Ch$	76,843	Ch$	79,853	Ch$	86,103	3.9%	7.8%
Insurance	59,823		63,848		65,828		6.7	3.1
Current accounts, overdrafts, credit lines and credit cards	46,959		55,207		65,441		17.6	18.5
Demand accounts and ATMs	25,929		28,638		33,071		10.4	15.5
Stock brokerage	4,588		5,380		8,165		17.3	51.8
Collection of over-due loans	22,331		22,641		22,787		1.4	0.6
Cash management services	10,791		10,795		8,374		—	(22.4)
Letters of credit, guarantees, collateral and other contingent loans	21,388		22,135		23,261		3.5	5.1
Custody and trust services	9,751		7,468		8,200		(23.4)	9.8
Foreign trade and currency exchange	8,380		8,752		8,876		4.4	1.4
Financial advisory services	12,608		4,152		5,536		(67.1)	33.3
Credits and factoring	4,125		4,450		4,285		7.9	(3.7)
Collection services	681		575		503		(15.6)	(12.5)
Teller services expenses	(6,568)		(6,427)		(6,206)		(2.1)	(3.4)
Credit pre-evaluation services	(1,343)		(408)		(213)		(69.6)	(47.8)
Other	9,693		14,212		13,663		46.6	(3.9)
Total	Ch$	305,979	Ch$	321,271	Ch$	347,674	5.0%	8.2%

2016 and 2017.  Our income from fees and commissions was Ch$347,674 million in 2017, which represented an 8.2% increase when compared to the Ch$321,271 million recorded in 2016.  This annual increase was mainly caused by:

•                  An increase of 18.5% or Ch$10,234 million, in fee-based income related to transactional services, including current accounts, overdrafts, credit lines and credit cards. This increase was mainly due to a combination of factors, including: (i) the opening of approximately 94,000 new current accounts in 2017, and (ii) higher transactional usage of credit cards, reflected by a 7.7% annual increase in the amount of purchases and withdrawals made by our customers and a 7.6% increase in transactions, which is partially the result of improved benefits for participants of our loyalty program.

•                  An increase of 7.8% or Ch$6,250 million, in fees related to mutual funds management. This increase was mainly due to an expansion of 10.6% in assets under management and a 16.7% increase in the number of fund participants. Similarly, fee income from stock brokerage activities increased by 51.8% or Ch$2,785 million in 2017, as a result of a 63.4% increase in stock trading turnover from specific transactions carried out by our subsidiary. Lastly, our insurance brokerage fees also increased 3.1% or Ch$1,980 million in 2017, as a result of a 6.7% increase in average written premiums.

•                  An increase of 15.5% or Ch$4,433 million in fee-income related to the use of demand accounts and ATMs. This increase is consistent with the 15.1% increase in the number of transactions and the 12.0% increase in purchases made by our customers with our debit cards. Also, the number of transactions conducted through our ATMs by customers and non-customers recorded an 8.4% increase on an annual basis.

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

These positive factors were partially offset by a decrease of 67.1%, or Ch$8,456 million, in net fees and commissions income from financial advisory services, in light of a lower amount of transactions carried out in 2016, given the economic deceleration and lack of investor confidence.

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

The following table sets forth certain components of our other income (loss), net, for the years ended December 31, 2015, 2016 and 2017:

	For the Year Ended December 31,						% Increase (Decrease)
	2015		2016		2017		2015/2016	2016/2017
	(in millions of Ch$, except percentages)
IFRS:
Income on trading securities	Ch$	12,770	Ch$	42,415	Ch$	46,207	232.1%	8.9%
Gains (losses) from mark to market and sales	(2,132)		9,554		4,435		548.1	(53.6)
Financial Assets Held for Trading	10,638		51,969		50,642		388.5	(2.6)
Sales of Available for Sale Instruments	8,861		65,320		6,514		637.2	(90.0)
Net Gain (Loss) from other transactions	1,687		752		233		(55.4)	(69.0)
Derivative Instruments	19,096		5,604		(89,113)		(70.7)	(1690.2)
Sales of Loan Portfolios	4,130		4,930		2,063		19.4	(58.2)
Total net financial operating (loss) income	44,412		128,575		(29,661)		189.5	(123.1)
Foreign exchange transactions, net	57,318		12,405		104,875		(78.4)	745.4
Other operating income, net	25,486		28,575		29,959		12.1	4.8
Total other income (loss), net	Ch$	127,216	Ch$	169,555	Ch$	105,173	33.3%	(38.0)%

2016 and 2017.  Our other income (loss), net was Ch$105,173 million in 2017, representing a 38.0% decrease as compared to the Ch$169,555 million recorded in 2016. The annual decrease is primarily the result of:

•                  A decrease of approximately Ch$94,717 million in income from derivative instruments held for trading, from a net gain of Ch$5,604 million in 2016 to a net loss of Ch$89,113 million in 2017. This decrease was primarily the result of a decrease of approximately Ch$94,577 million in FX adjustments to our position in derivatives held-for-trading (from a net gain of approximately Ch$3,960 million in 2016 to a net loss of approximately Ch$90,620 million in 2017) caused by an 8.2% appreciation of the Chilean peso against the U.S. dollar in 2017 as compared to a 5.3% appreciation in 2016 due to our increasing U.S. dollar asset position in 2017. This decrease was partially offset by a positive Counterparty Value Adjustment effect of approximately Ch$2,120 million, principally explained by improved default reflected by lower credit spreads. Counterparty Value Adjustment is a measure intended to recognize the credit risk associated with a derivative transaction.

•                  A significant decrease approximately Ch$58,800 million in income from the sale of available-for-sale securities, from Ch$65,320 million in 2016 to Ch$6,514 million in 2017. This decrease was mainly due to the settlement of positions in the first half of 2016 that had accumulated significant mark-to-market gains in other comprehensive income (equity) in prior years.

The above mentioned factors were partially offset by:

•                  An increase of approximately Ch$92,470 million in income from foreign exchange transactions from Ch$12,405 million in 2016 to Ch$104,875 million in 2017. This significant increase was primarily explained by: (i) an increase of approximately Ch$67,382 million in FX adjustment gains related to our on-balance sheet FX liability position, primarily composed of debt issued abroad and denominated in foreign currency, which was favorably impacted by the appreciation of the Chilean peso against both the U.S. dollar and other currencies and our enlarged exposure, and (ii) a decrease of approximately Ch$26,235 million in FX adjustment losses related to our off-balance FX net asset position in derivatives held for cash flow hedge accounting (aimed at mirroring part of our on-balance sheet FX liability exposure) given the previously mentioned trends in FX.

2015 and 2016.  Our other income (loss) net was Ch$169,555 million in 2016, representing an increase of 33.3%, or Ch$42,339 million, on an annual basis, as compared to the Ch$127,216 million in 2015. This annual increase was primarily the result of:

•                  Significant increases in income from both financial assets held for trading and available-for-sale securities. Our income from financial assets held for trading increased from Ch$10,638 million in 2015 to Ch$51,969 million in 2016. This increase was primarily the result of higher accruals (including interest rate and inflation) on higher average balances of instruments issued by the Central Bank, bonds issued by financial institutions and deposits. In addition, these instruments benefited from a positive effect of decreasing interest rates, which translated into higher mark-to-market gains, immediately recognized in results for asset average positions held throughout the year. Furthermore, we recorded higher revenues from sales of trading securities. In addition, our income from available-for-sale securities significantly increased on an annual basis from Ch$8,861 million in 2015 to Ch$65,320 million in 2016, mainly due to the total settlement of positions that had accumulated significant mark-to-market gains in other comprehensive income (equity). This sale was carried out during the first half of 2016 and amounted to nearly Ch$60,400 million.

The above-mentioned factors were partly offset by:

•                  An annual decrease of approximately Ch$44,913 million in income from foreign exchange transactions from Ch$57,318 million in 2015 to Ch$12,405 million in 2016. This decrease was largely attributable to the impact of opposing trends in the exchange rate reflected by the 16.9% depreciation of Chilean peso against the U.S. dollar in 2015 and the 5.3% appreciation of the Chilean peso against the U.S. dollars in 2016. We also experienced moderate changes in our net FX position. On an annual basis, we can summarize changes in income from foreign exchange transactions, as follows: (i) a decrease of nearly Ch$303,746 million in FX adjustment (from a gains to losses) from our off-balance sheet net asset FX position in derivatives held for cash flow hedge accounting purposes, which are aimed at mirroring our on-balance sheet FX liability exposure, generated by debt issued abroad and, to a lesser extent, by positions in FX derivatives and (ii) a negative impact of exchange rate trends on certain assets with payment terms indexed to the exchange rate, even though they are denominated in local currency. These negative factors were partly offset by an annual increase of approximately Ch$286,317 million in FX adjustment gains related to our on-balance sheet FX liability position, which benefited from the previously mentioned trends in exchange rates as it is primarily comprised of debt issued abroad that is denominated in foreign currency.

•                  An annual decrease of approximately Ch$13,492 million in income from derivative instruments held for trading, from Ch$19,096 million in 2015 to Ch$5,604 million in 2016. This decrease was primarily the result of: (i) an annual decrease of approximately Ch$18,970 million in income from accrual (including interest accrued and inflation adjustments) and mark-to-market adjustments, principally caused by changes in exposures and unfavorable shifts in market factors, such as inflation and foreign interest rates, and (ii) a net negative variance of approximately Ch$11,218 million in Counterparty Value Adjustment (including both credit and debit value adjustment) from a net gain of Ch$7,697 million in 2015 to a net loss of Ch$3,521 million in 2016. These factors were partly offset by the positive effect of approximately Ch$14,177 million on our FX position in derivatives held for trading caused by an appreciation of the Chilean peso against the U.S. dollar in 2016 as compared to a depreciation in 2015.

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

The following table sets forth information with respect to our provisions and allowances for loan losses and charge-offs for each of the years ended December 31, 2015, 2016 and 2017:

	For the Year Ended December 31,						% Increase (Decrease)
	2015		2016		2017		2015/2016	2016/2017
	(in millions of Ch$, except percentages)%
IFRS:
Provisions:
Gross provisions for loan losses	Ch$	299,171	Ch$	306,105	Ch$	270,732	2.3%	(14.7)%
Total loan loss recoveries	52,949		46,842		49,477		(11.5)	5.6
Net provisions for loan losses	246,222		259,263		221,255		5.3	(11.6)
Charge-offs:
Total charge-offs	256,556		277,057		318,790		8.0	15.1
Net charge-offs	203,607		230,215		269,313		13.1	17.0
Other asset quality data:
Total loans	Ch$	24,573,426	Ch$	25,398,424	Ch$	25,451,513	3.4	0.2
Average Loans	22,915,152		24,723,411		25,371,268		7.9	2.6
Allowances for loan losses	550,443		554,769		495,821		0.8%	(10.6)%
Allowances for loan losses as a percentage of total loans	2.24%		2.18%		1.95%		—	—
Provisions for loan losses as a percentage of average loans	1.07%		1.05%		0.87%		—	—

2016 and 2017.  Our provisions for loans losses posted an annual decrease of 11.6% in 2017, from Ch$259,263 million in 2016 to Ch$221,255 million in 2017. The decrease in credit risk expenses was mainly attributable to the following factors:

•                  An overall net improvement in credit quality of our loan portfolio of approximately Ch$56,900 million in 2017 as compared to 2016. This positive change was mostly attributable to the wholesale banking segment due to a continued enhancement of its asset quality as a result of certain wholesale client’s improved financial condition, which positively affected their credit profile as well as enabling some other customers to settle their outstanding loan balances with us.

•                  A positive exchange rate impact on loan loss allowances denominated in U.S. dollars by approximately Ch$820 million. This positive exchange rate impact was the result of higher appreciation of 8.2% of the Chilean peso against the U.S. dollar in 2017 compared to the 5.3% appreciation recorded in 2016.

These decreases were partially offset by overall loan growth and a moderate negative change in loan mix, primarily as a result of a 2.6% increase in average loan balances mainly due to the 7.8% increase in the average loan balances in the retail banking loan portfolio as compared to a 7.4% decrease in the wholesale banking loan portfolio. Therefore, loan growth resulted in an increase in provisions for loan losses of approximately Ch$19,000 million on an annual basis.

Based on the above, our ratio of provisions for loan losses to average loans recorded an annual improvement of 18 basis points from 1.05% in 2016 to 0.87% in 2017.

In regards to delinquency, past-due loans (loans 90 days or more past-due) posted an increase of Ch$11,909 million, from Ch$290,686 million in 2016 to Ch$302,595 million in 2017. As a result, our past-due ratio (90 days or more past-due loans over total loans) recorded a moderate increase from 1.14% in 2016 to 1.19% in 2017. The increase in delinquency was largely the result of an increase in past-due loans (90 days or more past-due) related to the retail banking segment, which increased by approximately Ch$10,173 million in 2017 as compared to 2016. The behavior of the retail banking past-due loans (90 days or more past-due) is mainly due to a Ch$11,365 million increase in past-due mortgage loans (90 days or more past-due), equivalent to 7 basis points in the past-due ratio (90 days or more past-due loans over total loans) for this product. This moderate increase is mainly due to the steady upward trend in residential mortgage loan balances over last five years, which has led us to tighten our credit granting process while requiring stricter collaterals and financial capacity from customers. Conversely, past-due loans (90 days or more past-due) in the wholesale banking segment remained relatively flat by decreasing  Ch$319 million, largely explained by (i) certain wholesale customer’s improved financial condition that positively affected their credit profile as well as enabling some clients to settle their outstanding loan balances with us, for instance, in the fishing sector, and (ii) our continuous focus on preserving an adequate risk-return equation, which resulted in a 9.1%, or approximately Ch$977,771 million, decrease in year-end balances in the wholesale loan portfolio in 2017 as compared to 2016 mainly due to a deterioration in business sentiment that constrained the demand for loans from companies and, on the other hand, fierce competition that pushed prices down at levels we were not willing to enter into.

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

In regards to delinquency, our past due loans (loans 90 days or more past due) decreased by approximately Ch$9,100 million from the Ch$299,792 million recorded in 2015 to Ch$290,686 million in 2016. These figures resulted in past due ratios (loans 90 days or more past due over total loans) of 1.22% in 2015 and 1.14% in 2016. The positive trend in reduced delinquency was mainly attributable to a decrease of approximately Ch$23,000 million in past due loans (loans 90 days or more past due) of the wholesale segment, which translated into a decline in the segment’s past due ratio (loans 90 days or more past due over total loans) from 0.44% in 2015 to 0.25% in 2016. This favorable development in wholesale banking allowed us to more than offset an annual increase of approximately Ch$13,000 million in past due  loans (loans 90 days or more past due ) of the retail banking segment in 2016. Although the past due  ratio (loans 90 days or more past due  over total loans) of the retail segment decreased from 1.86% in 2015 to 1.80% in 2016, this  total loan book improvement was the consequence of many factors including: (i) the tightening of our credit granting process from assessment to collection, (ii) the introduction of stricter requirements related to collateral, financial burden, loan-to-value ratios, etc., in the midst of the economic slowdown, (iii) credit quality improvement of certain wholesale customers in 2016 as compared to 2015 and (iv) the resilience of certain macroeconomic indicators that directly affect the performance of the retail banking segment, such as unemployment, which stood at low levels during 2016.

Operating Expenses

The following table sets forth information regarding our operating expenses for the years ended December 31, 2015, 2016 and 2017:

	For the Year Ended December 31,						% Increase (Decrease)
	2015		2016		2017		2015/2016	2016/2017
	(in millions of Ch$, except percentages)%
IFRS:
Personnel expenses	Ch$	381,388	Ch$	417,918	Ch$	409,331	9.6%	(2.1)%
Administrative expenses:
Advertising	32,509		32,781		30,698		0.8	(6.4)
Building maintenance	32,816		34,644		35,044		5.6	1.2
Rentals and insurance	28,613		30,945		31,607		8.2	2.1
Office supplies	7,222		8,473		8,238		17.3	(2.8)
Other expenses	188,814		199,501		205,868		5.7	3.2
Total administrative expenses	289,974		306,344		311,455		5.6	1.7
Depreciation and amortization	31,822		35,575		37,536		11.8	5.5
Impairments	263		274		166		4.2	(39.4)
Other operating expenses	22,831		26,936		25,868		18.0	(4.0)
Total	Ch$	726,278	Ch$	787,047	Ch$	784,356	8.4%	(0.3)%

2016 and 2017.  Our total operating expenses recorded an annual decrease of 0.3% in 2017, from Ch$787,047 million in 2016 to Ch$784,356 million in 2017.  The annual change in operating expenses was mainly attributable to:

•                  An annual decrease of 2.1%, or Ch$8,587 million, in personnel expenses from Ch$417,918 million in 2016 to Ch$409,331 million in 2017, primarily as a result of: (i) a 1.7% decrease in salaries mainly due to a 4.0% decrease in average headcount, (ii) a decrease of approximately Ch$2,900 million relative to 2017, mainly due to severance payments made in 2016 related to organizational restructuring, and (iii) a 5.8% decrease in other personnel expenses, primarily related to a decrease in additional benefits, such as health insurance, due to the overall decrease in average headcount.

•                  An annual increase of 1.7% in administrative expenses due to various factors, including: (i) a Ch$6,317 million increase in other expenses primarily related to increased costs associated with loans sales force, and (ii) a Ch$4,284 million decrease in advertising expenses and office supplies, in line with our cost control measures.

•                  An annual increase of 5.5%, or Ch$1,961 million, in depreciation and amortization, mainly due to higher expenses related to the replacement of ATMs and IT enhancements.

2015 and 2016.  Our total operating expenses recorded an annual increase of 8.4% in 2016 from Ch$726,278 million in 2015 to Ch$787,047 million in 2016.  The annual change in operating expenses was mainly attributable to:

•                  An annual increase of 9.6% in personnel expenses from Ch$381,388 million in 2015 to Ch$417,918 million in 2016 primarily as a result of: (i) an annual increase of 5.7%, or Ch$36,530 million in salaries, mainly due to the recognition of the effect of inflation on salaries (adjusted twice a year), (ii) an annual increase of 80.3%, or Ch$10,755 million, in severance payments as a consequence of both the organizational restructuring carried out at the beginning of 2016 and the merger of one of our subsidiaries into the Bank that prompted a headcount adjustment, and (iii) an increase of 8.2%, or Ch$8,493 million, in bonuses, mainly associated with a non-recurrent disbursement related to the completion of collective bargaining processes in three of our subsidiaries during 2016.

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

•                  An annual increase of 18.0% or Ch$4,105 million, in other operating expenses, primarily due to higher provisions and write-offs of assets in lieu of payments.

•                  An increase of 11.8%, or Ch$3,753 million, in depreciation and amortization, mainly due to higher expenses related to the replacement of ATM devices and IT enhancements.

Income Tax

Under Law No. 19,396 Banco de Chile is permitted to deduct dividend distributed to SAOS (as payment for the subordinated debt held with the Central Bank) from its taxable income and, therefore, our effective tax rate is lower than the statutory corporate income tax rate. For the year ended December 31, 2017, in the absence of the tax benefit related to the dividend distributed to SAOS as payment of the subordinated debt, our effective tax rate would have been approximately 5.7%  higher or Ch$38,997 million higher than the actual effective tax rate and income tax, respectively. For more information, see Note 17 to our audited consolidated financial statements as of and for the year ended December 31, 2017 appearing elsewhere in this annual report. It is important to note that SAOS is expected to fully pay off the outstanding balance of the Central Bank subordinated debt in April 2019. However, the tax benefit for Banco de Chile will end throughout the year ended December 31, 2018, since SAOS will need less than a full year of Banco de Chile’s net distributable income to pay the last installment of the subordinated debt to the Central Bank in April 2019 (with charge to net distributable income generated in 2018). For more information, see “Item 10.  Additional Information—Taxation— Cash Dividends and Other Distributions”.

Additionally, but to a lesser extent, differences in the tax treatment for monetary correction, as well as provisions on individual loans and for charge-offs related to past due  loans, have an impact on our effective tax rate through deferred taxes.  Finally, until 2014 all real estate taxes paid on properties that are leased to customers were deductible from our taxable income as a tax credit.  However, in light of the tax reform approved in 2014, for the year ended December 31, 2015 only 50% of these kinds of taxes can be deducted from our taxable income.  Since 2016, no tax credits have been allowed from taxes paid on leased properties. For more information, see “Item 10.  Additional Information—Taxation—Chilean Tax Considerations—Tax Reform Law No. 20,780.”

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

Notwithstanding the above, in February 2016, a new tax law was enacted (Law No. 20,899), which subjects publicly-traded companies only to the Semi-Integrated Regime.  Accordingly, the statutory corporate tax rate for Banco de Chile was 25.5% in 2017 and will be 27.0% from 2018 onwards.

For more information, see “Item 4.  Information on the Company—Regulation and Supervision—Amendments to the Reform that Modified the Chilean Tax System” and “Item 10.  Additional Information—Taxation—Chilean Tax Considerations.”

2016 and 2017.  Our income tax expense was Ch$115,361 million in 2017, which represented an annual increase of 15.1%, or Ch$15,149 million, from the Ch$100,212 million recorded in 2016.  This increase primarily reflects an increase in our effective tax rate from 14.8% in 2016 to 16.8% in 2017 mainly due to: (i) an increase in the statutory corporate tax rate from 24.0% in 2016 to 25.5% in 2017, pursuant to the tax reform discussed above, which resulted in an increase of approximately Ch$10,300 million in income tax, (ii) a Ch$6,500 million decrease in tax deductions as compared to 2016 as a result of the decrease in inflation in 2017, which provides an income tax benefit that is deductible from taxable income under the Chilean tax system, and (iii) a Ch$3,400 million decrease in tax benefits from deferred tax assets due to the increase in the statutory corporate tax rate, pursuant to the tax reform discussed above. These increases were partially offset by an increase in deductions of approximately Ch$4,900 million related to the annual payment of subordinated debt held with the Central Bank.

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

Operations through subsidiaries:  This segment includes all companies controlled by us whose results are obtained individually by the respective company.  As of December 31, 2017, this business segment consisted of:

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

The financial information used to measure the performance of our business segments is not necessarily comparable with similar information from other financial institutions because it is based on our internal reporting policies.  The accounting policies used to prepare our operating segment information are similar to those described in Note 2(af) to our audited consolidated financial statements as of and for the year ended December 31, 2017 appearing elsewhere in this annual report, except as noted below:

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

Net Income by Business Segment

The following table sets forth income before income tax by business segment in accordance with our internal reporting policies for each of the years ended December 31, 2015, 2016 and 2017:

	For the Year Ended December 31,						% Increase (Decrease)
	2015		2016		2017		2015/2016	2016/2017
	(in millions of Ch$, except percentages)
BANK’S INTERNAL REPORTING POLICIES:
Retail banking	Ch$	302,599	Ch$	309,650	Ch$	346,598	2.3%	11.9%
Wholesale banking	247,701		257,253		264,822		3.9%	2.9%
Treasury and Money Market	31,131		40,799		25,851		31.1%	(36.6)%
Subsidiaries	39,296		33,587		53,776		(14.5)%	60.1%
Other	—		—		—		—	—
Income before Income tax	Ch$	620,727	Ch$	641,289	Ch$	691,047	3.3%	7.8%

Retail Banking

2016 and 2017.  Our retail banking segment recorded income before income tax of Ch$346,598 million in 2017, which represented an 11.9% annual increase when compared to the Ch$309,650 million recorded in 2016.  The annual increase in income before income tax was primarily the result of:

•                  A 15.0% annual decrease in provisions for loan losses, from Ch$301,491 million in 2016 to Ch$256,262 million, mainly due to (i) higher countercyclical allowances set during 2016 (recognized under internal reporting policies) as compared to 2017, and (ii) a moderate improvement in credit quality across the segment but particularly concentrated in high and middle income personal banking.

•                  An annual increase in customer income as a result of: (i) a 7.5% increase in income from loans due to a 7.8% increase in average loans managed by this segment and proactive management of lending spreads, and (ii) a 10.5% increase in income from fees and commissions particularly associated with increased transactional fees related to credit cards, debit cards and ATM usage.

This increase was partially offset by:

•                  A 1.2%, or Ch$6,319 million, increase in operating expenses, as a result of increased expenses in connection with (i) IT upgrades and support related to mobile internet banking and (ii) depreciation and amortization related to the replacement of ATMs and IT enhancements.

•                  An annual decrease in non-customer income due to the non-recurring positive effect related to the sale of Visa shares during 2016, which was not present in 2017.

2015 and 2016.  Our retail banking segment recorded income before income tax of Ch$309,650 million in 2016, which represented a 2.3% annual increase when compared to the Ch$302,599 million recorded in 2015.  The annual increase in income before income tax was mainly caused by:

•                  An 11.2% increase in operating revenues during 2016, equivalent to Ch$114,747 million. This increment was based on: (i) an increase in income from loans, due to a 13.0% annual growth in average loans managed by this segment, (ii) greater fees and commissions income, equivalent to 8.7%, mainly caused by higher fees from transactional services (credit cards, current accounts, lines of credits), demand accounts and ATMs and (iii) non-recurrent effects on other income associated with the sale of Visa shares (available-for-sale instruments) that had accumulated significant mark-to-market gains in OCI. These effects permitted us to more than offset the impact of lower inflation on the UF net asset exposure allocated to this segment.

The increase in operating revenues allowed the segment to effectively manage the following developments:

•                  An increase of 31.3% in provisions for loan losses, from Ch$229,669 million in 2015 to Ch$301,491 million, caused by higher countercyclical allowances (recognized under internal reporting policies) and a tempered net credit quality deterioration during 2016.

•                  A 7.4%, or Ch$36,431 million, increase in operating expenses, attributable to: (i) the implementation of new branches for private banking, (ii) the merger of our credit pre-evaluation subsidiary into the Bank and (iii) the optimization of CrediChile’s branch network.

Wholesale Banking

2016 and 2017.  Our wholesale banking segment recorded a 2.9% annual increase in income before income tax, from Ch$257,253 million in 2016 to Ch$264,822 million in 2017.  The increase in income before income tax is mainly attributable to:

•                  A decrease of Ch$29,658 million, in provisions for loan losses primarily as a result of: (i) higher countercyclical allowances partly allocated to this segment during 2016 (recognized under internal reporting policies) and not present in 2017, and (ii) an improvement in the segment’s asset quality in 2017 mainly due to certain customers improved financial condition, which positively affected their credit profile, while some other customers, particularly those in the fishing industry, were able to reduce their exposures by settling some of the outstanding loans held with us.

•                  A 2.6% decrease in operating expenses in line with cost control initiatives undertaken by all areas across the Bank.

This increase was partially offset by:

•                  A 5.3% decrease in operating revenues, as a result of: (i) a 7.4% decrease in the loan portfolio managed by this segment, mainly due to a decrease in borrowings from corporations and large companies as a consequence of deteriorated economic expectations and postponed investment projects, which in turn resulted in a Ch$6,900 million decrease in income from loans, (ii) the negative impact of lower inflation on the UF-indexed asset position allocated to the segment, due to only a 1.7% increase in inflation in 2017, as compared to the 2.8% increase recorded in 2016 and (iii) an increase in losses associated with the U.S. dollar asset position we hold to hedge our exposure to U.S. dollar-denominated loan loss allowances, resulting from the 8.2% appreciation of the Chilean peso against the U.S. dollar in 2017 as compared to only 5.3% appreciation in 2016.

2015 and 2016.  Our wholesale banking segment recorded a 3.9% annual increase in income before income tax, from Ch$247,701 million in 2015 to Ch$257,253 million in 2016.  The main factors steering the increase in income before income tax were:

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

Treasury and Money Market

2016 and 2017.  Our Treasury and Money Market segment posted income before income tax of Ch$25,851 million in 2017, representing a 36.6% decrease from the Ch$40,799 million recorded in 2016.  This decrease was primarily the result of a 33.6% decrease in operating revenues from Ch$46,488 in 2016 to Ch$30,853 million in 2017. This annual decrease in operating revenues was mainly the result of:

•                  A Ch$14,500 million decrease in income from the management of trading and Available-for-Sale (“AFS”) securities as a result of the effect of unfavorable shifts in interest rates on the fair value of trading securities and derivatives coupled with a decrease in the accrual of AFS securities (net of funding) during 2017 as compared to 2016. Changes in interest rates were mainly attributable to volatility in local and international markets. The interest rate fluctuations were amplified, in certain cases, by an increase in interest rate sensitivities in our investment portfolio, as a result of a specific interest rate view that was subsequently affected by market volatility.

This decrease was partially offset by a Ch$3,800 million Credit Value Adjustment for derivatives that had a positive impact on revenues. This improvement was driven by improved counterparty-default probabilities, reflected by decreasing credit spreads, and, to a lesser extent, by positive foreign-exchange rate fluctuations.

2015 and 2016.  Our Treasury and Money Market segment posted income before income tax of Ch$40,799 million in 2016 representing a 31.1% increase from the Ch$31,131 million recorded in 2015.  This increase was primarily the result of the 23.0% increase, or Ch$8,313 million, in operating revenues from Ch$36,134 million in 2015 to Ch$44,447 million in 2016. In turn, this increase is mainly as the result of:

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

Operations through Subsidiaries

2016 and 2017.  Our subsidiaries recorded income before income tax of Ch$53,776 million for the year ended December 31, 2017, which was 60.1% above the Ch$33,587 million reported in 2016. The main drivers supporting this performance were:

•                      A 153.5%, or Ch$11,400 million, increase income before income tax recorded by our securities brokerage subsidiary from Ch$7,432 million in 2016 to Ch$18,837 million in 2017, as a result of a 63.4% increase in income from stock brokerage due to increased participation in securities transactions.

•                      A 80.7%, or Ch$2,725 million, increase in income before tax recorded by our insurance brokerage subsidiary mainly due to a 6.7% increase in written premiums.

•                      A Ch$2,091 million increase in income before tax recorded by our investment banking subsidiary, from Ch$747 million in 2016 to Ch$2,837 in 2017, mainly due to a 40% increase in the number of transactions carried out by the company.

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

These negative factors were partly offset by:

•                  Higher income before income tax posted by our mutual funds subsidiary by approximately Ch$1,542 million or 6.8%, from Ch$22,744 million in 2015 to Ch$24,286 million in 2016. This increase was mainly due to a rise of 4.7% in average assets under management as a result of a positive commercial year that included: (i) the creation and management of diverse investment funds and (ii) an increase of approximately 11.1% in the average number of mutual fund participants, from approximately 443,000 in 2015 to approximately 492,000 in 2016. These achievements resulted in higher operating revenues by nearly 5.5% that allowed the subsidiary to overcome one-time expenses, such as a special bonus of nearly Ch$650 million granted to most of the employees in connection with the collective bargaining process.

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

Summary of Differences between Internal Reporting Policies and IFRS

We prepare our business segments’ financial information in accordance with our internal reporting policies, which differ in certain significant aspects from IFRS.  The following table sets forth net income and equity for the years ended December 31, 2015, 2016 and 2017 in accordance with our internal reporting policies and under IFRS:

	Year Ended December 31,
	2015		2016		2017
	(in millions of Ch$)
Income before income tax (Internal Reporting Policies)	Ch$	620,727	Ch$	641,289	Ch$	691,047
Reconciliation to IFRS	71,499		33,974		(3,605)
Income before income tax (IFRS)	692,226		675,263		687,442
Net income (Internal Reporting Policies)	558,997		552,249		576,013
Reconciliation to IFRS	50,908		22,802		(3,932)
Net income (IFRS)	609,905		575,051		572,081
Equity (Internal Reporting Policies)	2,740,087		2,887,411		3,105,715
Reconciliation to IFRS	435,238		420,263		439,633
Equity (IFRS)	Ch$	3,175,325	Ch$	3,307,674	Ch$	3,545,348

Some differences exist between our net income and equity as determined in accordance with our internal reporting policies, which are used for management reporting purposes, as presented in the segment information, and our net income and equity as determined under IFRS, as presented in our consolidated financial statements.

The most significant differences are as follows:

For internal reporting purposes, allowances for loan losses are calculated based on specific guidelines set by the SBIF based on an expected losses approach.  Under IFRS, IAS 39 “Financial instruments:  Recognition and Measurement,” allowances for loan losses should be adequate to cover losses in the loan portfolio at the respective balance sheet dates based on an analysis of estimated future cash flows.  According to our internal reporting policies, we record additional allowances related to expected losses not yet incurred, whereas under IFRS these expected losses may not be recognized.  As a result of these accounting policy differences, our net income under IFRS was Ch$58,846 million, Ch$48,334 and Ch$10,033 million higher than our internally reported net income in 2015, 2016 and 2017, respectively.  The impact on equity was Ch$279,517 million, Ch$327,851 million and Ch$337,884 million in 2015, 2016 and 2017, respectively.

IFRS 13 established specific guideline for purposes of fair value measurement when fair value calculation is required or permitted. The application of IFRS 13 has impacted fair value measurements related to derivatives by including the Bank’s own credit risk (commonly referred as to “Debit Value Adjustment”).  Our net income under IFRS was Ch$15,009 million higher than our internally reported net income in 2015, and Ch$12,732 million and Ch$14,323 million lower than our internally reported net income in 2016 and 2017, respectively, due to Debit Value Adjustments The impact on equity due to this recognition was Ch$48,110 million, Ch$35,378 million and Ch$21,055 million in 2015, 2016 and 2017, respectively.

Under our internal reporting policies, our merger with Citibank Chile was accounted for under the pooling of interest method, while under IFRS, and for external financial reporting purposes, the merger of the two banks was accounted for as a business combination in which we were the acquirer as required by IFRS 3 “Business Combinations.”  Under IFRS 3, we recognized all acquired net assets at fair value as determined at the acquisition date, as well as the goodwill resulting from the purchase price consideration in excess of net assets recognized.  As a result of these accounting policy differences, our net income under IFRS was Ch$2,285 million, Ch$2,286 million and Ch$2,285 million lower than our internally reported net income in 2015, 2016 and 2017, respectively.  In addition, the impact on equity was Ch$37,981 million, Ch$35,695 million and Ch$33,410 million in 2015, 2016 and 2017, respectively.

For internal reporting purposes, assets received in lieu of payments are measured at historical cost or fair value, less cost to sell, if lower, on a portfolio basis and written off if not sold after a certain period of time in accordance with specific guidelines established by the SBIF.  Under IFRS, these assets are deemed non-current assets held for sale and their accounting treatment is set by IFRS 5 “Non-Current Assets Held for Sale and Discontinued Operations.”  In accordance with IFRS 5 these assets are measured at historical cost or fair value, less cost to sell, if lower.  Accordingly, under IFRS these assets are not written off unless they were impaired.  As a result of this accounting policy difference, our net income was Ch$952 million lower than our internally reported net income in 2015, and Ch$871 million and Ch$2,956 million higher than our internally reported net income in 2016 and 2017, respectively. The impact on equity was Ch$1,201 million, Ch$2,072 million and Ch$5,028 million in 2015, 2016 and 2017, respectively.

All of the aforementioned differences had an impact on deferred taxes, which resulted in net income under IFRS that was Ch$20,592 million, Ch$11,172 million and Ch$327 million lower than our internally reported net income in 2015, 2016 and 2017, respectively.  The impact on equity was Ch$92,481 million, Ch$104,790 million and Ch$106,135 million in 2015, 2016 and 2017, respectively.

Chilean banks are required to distribute at least 30% of their net income to shareholders unless the shareholders unanimously approve the retention of profits.  A bank may, however, be prohibited from distributing to shareholders even this 30% of its net income if such distribution would cause the bank to violate certain statutory capital requirements.  In accordance with our internal reporting policies, we record a minimum dividend allowance of at least 60% of the net income recorded during the fiscal year, as permitted by the SBIF. During 2015, 2016 and 2017, the Bank recorded minimum dividend allowances of Ch$324,469 million, Ch$285,233 million and Ch$312,907 million, respectively.  Under IFRS, only the portion of dividends that is required to be distributed by Chilean Law must be recorded, i.e., 30% as required by the Chilean Corporations Law.  This accounting difference does not lead to differences in net income.  However, given this adjustment, the equity under IFRS was Ch$156,770 million, Ch$119,558 million and Ch$140,103 million higher than our internally reported equity in 2015, 2016 and 2017, respectively.

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

Trading Liquidity Risk Management

Holding a stake of debt instruments with deep secondary markets ensures trading liquidity.  Central Bank and government instruments and short-term banks’ time deposits show these characteristics.  These kinds of instruments are held in our trading portfolio and comprise some portion of the AFS portfolio.  In addition, mortgage bonds issued by banks resident in Chile and corporate bonds are also part of the AFS portfolio.

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

Chilean regulations also require that the expected outflows within the following 30 days not exceed the amount of a bank’s Basic Capital and the expected outflows within the following 90 days not exceed twice the amount of a bank’s Basic Capital.  Expected outflows may include behavioral assumptions.  Measurements must be made separately, by currency. This report used to be called the C08 index but was replaced by the C46 index in 2015, although both were aimed at the same purpose. Furthermore, in March 2016 the Chilean regulator began to require C47 and C48 reports. The C47 report focuses on liabilities analysis from a concentration, maturity and renewal perspective. On the other hand, the C48 report gauges Liquidity Coverage Ratio and Net Stable Funding Ratio. So far, however, the regulator has not established any standards related to these reports or regulatory thresholds for liquidity metrics. See “Item 4.  Information on the Company—Regulation and Supervision— New Rules on Liquidity Standards”.

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

	For the Year Ended December 31,
	2015		2016		2017
	(in millions of Ch$)
IFRS:
Net cash provided by (used in) operating activities	Ch$	(1,639,717)	Ch$	162,539	Ch$	872,563

2016 and 2017.  Net cash provided by operating activities increased by Ch$710,024 million on an annual basis, from a net inflow of Ch$162,539 million in 2016 to a net inflow of Ch$872,563 million in 2017. This increase in inflows from operating activities was mainly the result of: (i) a Ch$598,835 million net annual increase in inflows from demand deposits received from our customers based on our market-leading position in overall demand deposits, (ii) a Ch$765,423 million decrease in the net outflow of loans granted to customers and banks, given a lackluster economic backdrop that led to a slowdown in borrowings, particularly from large companies and corporations, (iii) a Ch$401,637 million decrease in the outflow related to held for trading investments as we reduced exposure to certain market factors by the end of 2017 to mitigate the impact of volatile market fluctuations on our results. The increase in inflows from operating activities was partially offset by a Ch$1,076,330 million decrease in the inflows associated with saving accounts and time deposits which exhibited lower average balances, mainly due to the prevailing low interest rate environment that led investors to move toward liquidity instead of maintaining marginal interest rates on savings.

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

	For the Year Ended December 31,
	2015		2016		2017
	(in millions of Ch$)
IFRS:
Net cash provided by (used in) investing activities	Ch$	567,451	Ch$	523,281	Ch$	(1,183,663)

2016 and 2017.  We experienced a reversal in our investing cash flows from a net inflow of Ch$523,281 million in 2016 to a net outflow of Ch$1,183,663 million in 2017. This change was primarily the result of a net increase of approximately Ch$1,706,253 million in the outflow related to investments in available-for-sale assets, from a net inflow of Ch$563,457 million in 2016 due to divestures to a net outflow of Ch$1,142,796 million in 2017 related to an increased position in securities.  This trend was principally the result of our strategy intended to improve our liquidity metrics in the mid-term by increasing our position in high quality liquid assets such as Central Bank and Chilean government bonds.

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

	For the Year Ended December 31,
	2015		2016		2017
	(in millions of Ch$)
IFRS:
Net cash (used in) provided by financing activities	Ch$	1,213,817	Ch$	(711,595)	Ch$	132,662

2016 and 2017.  We experienced a reversal in our financing cash flows from a net outflow of Ch$711,595 million in 2016 to a net inflow of Ch$132,662 million in 2017. This change in cash provided by financing activities was primarily caused by: (i) a net increase in the inflow of borrowings from financial institutions of approximately Ch$643,709 million given an increase in market opportunistic transactions in order to fund specific loans, (ii) a net increase of Ch$276,097 million in proceeds from commercial papers, as a result of a more intensive use of this funding source to finance short-term trade finance loans, and (iii) a net decrease of Ch$256,424 million in redemption of bonds. This increase was partially offset by lower proceeds from bond issuances of approximately Ch$297,133 million, given that this became a less active funding source since we experienced moderate balance sheet growth.

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

Borrowings

The following table presents the maturities of each borrowing category for the indicated year.

	As of December 31, 2015						As of December 31, 2016						As of December 31, 2017
	Long-term		Short-term		Total		Long-term		Short-term		Total		Long-term		Short-term		Total
	(in millions of Ch$)
IFRS:
Borrowings from financial institutions:
Central Bank credit lines for renegotiation of loans	Ch$	—	Ch$	6	Ch$	6	Ch$	—	Ch$	3	Ch$	3	Ch$	—	Ch$	1	Ch$	1
Other borrowings from the Central Bank	—		—		—		—		—		—		—		—		—
Borrowings from domestic financial institutions	—		—		—		—		—		—		—		1,100		1,100
Borrowings from foreign institutions	106,463		1,423,158		1,529,621		120,690		919,333		1,040,023		74,002		1,119,925		1,193,927
Debt issued:
Bonds	4,503,290		576,162		5,079,452		4,711,058		539,947		5,251,005		4,752,587		759,277		5,511,864
Commercial papers (short-term bonds)	—		190,762		190,762		—		180,570		180,570		—		257,470		257,470
Subordinated bonds	599,700		185,913		785,613		660,853		52,585		713,438		644,684		51,533		696,217
Mortgage finance bonds	31,778		14,603		46,381		21,928		10,986		32,914		15,016		8,408		23,424
Other financial obligations	40,945		132,136		173,081		21,713		164,486		186,199		17,665		119,498		137,163
Total other interest bearing liabilities	Ch$	5,282,176	Ch$	2,522,740	Ch$	7,804,916	Ch$	5,536,242	Ch$	1,867,910	Ch$	7,404,152	Ch$	5,503,954	Ch$	2,317,212	Ch$	7,821,166

The Bank was in material compliance with all of its debt instruments during 2015, 2016 and 2017.

Central Bank Borrowings

Central Bank borrowings include credit lines for the renegotiation of loans and other borrowings.  The Central Bank provided credit lines for the renegotiation of mortgage loans due to the need to refinance debts as a result of the economic recession and crisis of the Chilean banking system from 1982 to 1985.  These credit lines are linked to the UF index and carry real interest rates.  As of December 31, 2017, the maturities of the outstanding balances were, as follows:

As of December 31, 2017
(in millions of Ch$)
IFRS:
Due within 1 year	1
Due after 1 year but within 2 years	—
Due after 2 years but within 3 years	—
Due after 3 years but within 4 years	—
Due after 4 years but within 5 years	—
Due after 5 years	—
Total Central Bank borrowings	1

Borrowings from Domestic Financial Institutions

Borrowings from domestic financial institutions are generally used to fund our general operations.  As of December 31, 2017, the outstanding borrowings from domestic financial institutions were, as follows:

As of December 31, 2017
(in millions of Ch$)
IFRS:
Due within 1 year	1,100
Due after 1 year but within 2 years	—
Due after 2 years but within 3 years	—
Due after 3 years but within 4 years	—
Due after 4 years but within 5 years	—
Due after 5 years	—
Total domestic borrowings	1,100

Borrowings from Foreign Financial Institutions

We have short- and long-term borrowings from foreign banks.  These loans are denominated in foreign currency and are used to fund our foreign trade loans and carried an average nominal interest rate of 1.58% in the year ended December 31, 2017.  The outstanding maturities of these borrowings as of December 31, 2017 were, as follows:

As of December 31, 2017
(in millions of Ch$)
IFRS:
Due within 1 year	1,119,925
Due after 1 year but within 2 years	55,521
Due after 2 years but within 3 years	18,481
Due after 3 years but within 4 years	—
Due after 4 years but within 5 years	—
Due after 5 years	—
Total foreign borrowings	1,193,927

Bonds

Our bonds are primarily denominated in local currency, mainly in UF, and, to a lesser extent, in foreign currencies, including Swiss francs (CHF), Hong Kong dollar (HKD), Japanese Yen (JPY), U.S. Dollar (USD), and Euros (EUR). As of December 31, 2017, bonds denominated in local currency, with semi-annual interest and principal, accounted for Ch$4,256,073 million and carried an average annual interest rate of 2.95%. As of the same date, bonds denominated in foreign currency, most of them with annual interest and principal payments, amounted to Ch$1,255,791 million and carried an average annual interest rate of 1.91% (excluding the effect of exchange rate adjustments). In general, long-term bonds, denominated in both local and foreign currency, are intended to finance loans that had a maturity of more than one year.

The maturities of bonds denominated in local currency (Ch$ or UF) as of December 31, 2017 were:

As of December 31, 2017
(in millions of Ch$)
IFRS:
Due within 1 year	381,179
Due after 1 year but within 2 years	277,123
Due after 2 years but within 3 years	250,410
Due after 3 years but within 4 years	520,964
Due after 4 years but within 5 years	440,233
Due after 5 years	2,386,164
Total bonds	4,256,073

During 2017 we issued bonds denominated in local currency (exclusively in UF) for an amount equivalent to Ch$426,398 million at an average rate of 2.80% and an average tenor of 10 years.

The maturities of bonds denominated in foreign currency as of December 31, 2017 were:

As of December 31, 2017
(in millions of Ch$)
IFRS:
Due within 1 year	378,098
Due after 1 year but within 2 years	281,641
Due after 2 years but within 3 years	27,552
Due after 3 years but within 4 years	55,104
Due after 4 years but within 5 years	27,552
Due after 5 years	485,844
Total bonds	1,255,791

During 2017 we issued bonds denominated in foreign currency for an amount equivalent to Ch$163,654 million at an average rate of 1.82% and an average tenor of 18.9 years.

Commercial paper

Our commercial paper is denominated in U.S. dollars and carried an average annual interest rate of 1.42% as of December 31, 2017. This average rate does not include the effect of exchange rate adjustments.

The maturities of our commercial paper as of December 31, 2017 were:

As of December 31, 2017
(in millions of Ch$)
IFRS:
Due within 1 year	257,470
Due after 1 year but within 2 years	—
Due after 2 years but within 3 years	—
Due after 3 years but within 4 years	—
Due after 4 years but within 5 years	—
Due after 5 years	—
Total bonds	257,470

During 2017 we issued commercial paper in an amount of Ch$808,949 million.

Subordinated Bonds

As of December 31, 2017, our outstanding subordinated bonds were denominated in UF. Payments of interests and principal are generally due on a semiannual basis and the discount on the issuance is amortized over the life of the bond.  As of December 31, 2017, the effective real interest rate was 4.22% taking into consideration the discount on issuance.

Subordinated bonds are also intended to finance loans having a maturity of more than one year.  As of December 31, 2017, the maturities of subordinated bonds were:

As of December 31, 2017
(in millions of Ch$)
IFRS:
Due within 1 year	51,534
Due after 1 year but within 2 years	27,439
Due after 2 years but within 3 years	20,744
Due after 3 years but within 4 years	19,240
Due after 4 years but within 5 years	17,325
Due after 5 years	559,935
Total subordinated bonds	696,217

During 2017, there were no issued subordinate bonds.

Mortgage Finance Bonds

Mortgage finance bonds are used to finance the granting of mortgage loans.  The outstanding principal amounts of the bonds are amortized on a quarterly basis.  The range of maturities of these bonds is between five and 30 years.  The bonds are linked to the UF index and carried a weighted average annual interest rate of 4.84% as of December 31, 2017.

The maturities of mortgage finance bonds as of December 31, 2017 were:

As of December 31, 2017
(in millions of Ch$)
IFRS:
Due within 1 year	8,409
Due after 1 year but within 2 years	4,919
Due after 2 years but within 3 years	3,653
Due after 3 years but within 4 years	2,450
Due after 4 years but within 5 years	1,709
Due after 5 years	2,284
Total mortgage finance bonds	23,424

Other Financial Obligations

The maturities of other financial obligations as of December 31, 2015, 2016 and 2017 were as follows:

	As of December 31,
	2015		2016		2017
	(in millions of Ch$)
IFRS:
Other long-term obligations:
Obligations with Chilean Government	Ch$	40,945	Ch$	21,713	Ch$	17,665
Total other long-term obligations	40,945		21,713		17,665
Other short-term obligations	132,136		164,486		119,498
Total other obligations	Ch$	173,081	Ch$	186,199	Ch$	137,163

As of December 31, 2017, other financial obligations had the following maturities:

As of December 31, 2017
(in millions of Ch$)
IFRS:
Due within 1 year	119,498
Due after 1 year but within 2 years	12,489
Due after 2 years but within 3 years	2,985
Due after 3 years but within 4 years	1,198
Due after 4 years but within 5 years	600
Due after 5 years	393
Total other obligations	137,163

Asset and Liability Management

Our asset and liability management policy is to maximize net interest income, return on assets and average equity in light of interest rate, liquidity and foreign exchange risks, within the limits of Chilean banking regulations and our internal risk management policies.  Subject to these constraints, we may from time to time take mismatched positions as to interest rates or, in certain limited circumstances, foreign currencies when justified, in our view, by market conditions and prospects, and subject to our asset and liability management policies.  Our board of directors determines our asset and liability policies.  See Note 42 to our audited consolidated financial statements as of and for the year ended December 31, 2017 appearing elsewhere in this annual report.

Funding

The following table sets forth our average daily balance of liabilities for the years ended December 31, 2015, 2016 and 2017 in each case together with the related average nominal interest rates paid thereon:

	Year Ended December 31,
	2015				2016				2017
	Average Balance		% of Total Liabilities	Average Nominal Rate	Average Balance		% of Total Liabilities	Average Nominal Rate	Average Balance		% of Total Liabilities	Average Nominal Rate
	(in millions of CH$, except percentages)
IFRS:
Current accounts and demand deposits	Ch$	7,129,486	27.2%	—%	Ch$	7,661,618	27.6%	—%	Ch$	8,174,198	28.7%	—%
Savings accounts and time deposits	9,816,535		37.5	3.37	10,535,576		38.0	3.40	10,323,872		36.3	3.46
Borrowings from financial institutions	1,360,806		5.2	0.75	1,220,472		4.4	1.11	1,154,331		4.1	1.67
Debt issued	5,646,119		21.6	5.83	6,063,843		21.9	5.11	6,484,993		22.8	4.14
Other financial obligations	179,722		0.7	1.84	165,521		0.6	1.42	141,832		0.5	1.33
Other interest bearing liabilities	238,514		0.9	3.03	192,768		0.7	3.23	198,142		0.7	2.62
Other non-interest bearing liabilities	1,794,802		6.9	—	1,890,189		6.8	—	1,974,028		6.9	—
Total liabilities	Ch$	26,165,984	100.0%	—	Ch$	27,729,987	100.0%	—	Ch$	28,451,396	100.0%	—

Our most important sources of funding are customer deposits, which primarily consist of peso-denominated, non-interest bearing current accounts and demand deposits and both Chilean Peso and UF-denominated interest bearing time deposits and savings accounts.  Current accounts and demand deposits represented 27.2%, 27.6% and 28.7% of our average total liabilities in 2015, 2016 and 2017, respectively.  These kinds of liabilities are our least-cost source of funding.  On the other hand, savings accounts, time deposit and debt issued represented 59.1%, 59.9% and 59.1% of our average liabilities in 2015, 2016 and 2017, respectively.

Capital Expenditures

For information on our capital expenditures, see “Item 4.  Information on the Company—History and Development of the Bank—Capital Expenditures.”

RECENT DEVELOPMENTS

As of the date of this annual report, there are no recent developments to report.

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

The following trends may also have an impact on the Chilean economy and the economic growth of its trade partners, and could therefore affect the Chilean banking industry, and thus, could affect our business, operating results or financial condition:

•                  Contradictory trends in the global economic recovery. Although the economic downturn, financial turmoil and banking panics appear to have subsided in developed countries, financial fragility remains worldwide. The U.S. economy and some European countries are reestablishing paths of growth.  However, developing countries with significant impact on global trade, such as China, continue to decelerate in economic growth. Therefore, any potential event that could affect the recovery of the U.S. or European economies or could lead to a deeper slowdown in China could affect global and local financial markets and economic growth.

•                  The impact on worldwide consumption and foreign trade caused by the elimination of monetary and fiscal stimuli in certain developed and developing economies, as well as new trade protectionist policies and measures taken by the current U.S. administration.

•                  Competing monetary policies in some countries, such as the U.S., that cause exchange rate volatility, appreciation of the U.S. dollar and cost pass-through to local prices in net importer economies like Chile.

•                  Political or diplomatic developments. Various political events are taking place around world, including administrations recently appointed or the upcoming elections in certain of the principal developed countries and various countries in Latin America, a redefinition of political and economic alliances and the emergence of radicalized political movements in other parts of the world. In addition, the latent threat of armed conflicts or terrorism in the Middle East and Asia, has contributed to global migration crises and political instability that has been managed in dramatically different ways by developed countries. Any negative development in these matters could result in the adoption of protectionist policies, immigration bans, restrictions on foreign trade or prohibitions on business with specific investors in particular countries or within certain countries. If any of these risks materialize, they could result in increased uncertainty and volatility in the international markets.

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

We provide customers with off balance sheet credit support through loan commitments.  Such commitments are agreements to lend to a customer at a future date, subject to compliance with contractual terms.  Since substantial portions of these commitments are expected to expire without us having to make any loans, total commitment amounts do not necessarily represent our actual future cash requirements.  The amounts of these loan commitments were Ch$7,572,687 million as of December 31, 2016 and Ch$7,240,406 million as of December 31, 2017.  See Note 27 to our audited consolidated financial statements as of and for the year ended December 31, 2017 appearing elsewhere in this annual report.  The amounts of subscribed leasing contracts were Ch$202,111 million as of December 31, 2016 and Ch$154,198 million as of December 31, 2017.

Interest rate and cross-currency swaps, which are entered into in order to hedge our foreign investment portfolio, are recorded at their estimated fair market values.  See Note 9 to our audited consolidated financial statements as of and for the year ended December 31, 2017 appearing elsewhere in this annual report.

The credit risk of both on and off-balance sheet financial instruments varies based on many factors, including the value of collateral held and other security arrangements.  To mitigate credit risk, we generally determine the need for specific covenant, guarantee and collateral requirements on a case-by-case basis, depending on the nature of the financial instrument and the customer’s creditworthiness.  The amount and type of collateral held to reduce credit risk varies, but may include real estate, machinery, equipment, inventory and accounts receivable, as well as cash on deposit, stocks, bonds and other marketable securities that are generally held in our possession or at another appropriate custodian or depository.  This collateral is valued and inspected on a regular basis to ensure both its existence and adequacy.  Additional collateral is requested when appropriate.  For further information, see Note 27(a) to our audited consolidated financial statements as of and for the year ended December 31, 2017 appearing elsewhere in this annual report.

Financial Guarantees

The following is a summary of the nominal value of instruments that are considered financial guarantees and which are accounted for in off-balance sheet accounts:

As of December 31, 2017
(in millions of Ch$)
Performance bonds	2,220,828
Foreign office guarantees and standby letters of credit	285,035
Total	2,505,863

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

As of December 31, 2017, the expiration of guarantees per period was as follows:

	Due within 1 year	Due after 1 year but within 3 years	Due after 3 years but within 5 years	Due after 5 years	Total
	(in millions of Ch$)
Performance bonds	1,608,314	523,597	80,623	8,294	2,220,828
Foreign office guarantees and standby letters of credit	218,532	66,006	280	217	285,035
Total	1,826,846	589,603	80,903	8,511	2,505,863

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following tables set forth our contractual obligations and commercial commitments by residual maturity.  As of December 31, 2017, the scheduled maturities of our contractual obligations, including accrued interest, were as follows:

	Due within 1 year	Due after 1 year but within 3 years	Due after 3 years but within 5 years	Due after 5 years	Total	Estimated Interest Payment
	(in millions of constant Ch$ as of December 31, 2017)
IFRS:
Contractual Obligations
Currents accounts and other demand deposits	8,915,706	—	—	—	8,915,706
Transaction in the course of payment	29,871	—	—	—	29,871
Saving accounts and time deposits	9,831,087	236,161	311	219	10,067,778
Bonds issued
Mortgage finance bonds	8,409	8,572	4,159	2,284	23,424	5,176
Bonds	836,177	836,726	1,043,853	2,872,008	5,588,764	812,633
Commercial Bonds	180,570	—	—	—	180,570	26,256
Subordinated Bonds	51,534	48,183	36,565	559,935	696,217	375,666

Hedged Instrument
Inflows
Corporate Bond MXN	(1,246)	(2,491)	(2,491)	(82,348)	(88,576)
Corporate Bond HKD	(11,052)	(68,634)	(19,202)	(298,776)	(397,664)
Corporate Bond PEN	—	—	—	—	—
Corporate Bond CHF	(162,515)	(192,519)	(474)	(95,174)	(450,682)
Obligation USD	(93,620)	(43,385)	—	—	(137,005)
Corporate Bond JPY	(1,442)	(72,098)	(28,886)	(63,002)	(165,428)
Outflows
Cross currency swap MXN	1,246	2,491	2,491	82,348	88,576
Cross currency swap HKD	11,052	68,634	19,202	298,776	397,664
Cross currency swap PEN	—	—	—	—	—
Corporate Bond CHF	162,515	192,519	474	95,174	450,682
Obligation USD	93,620	43,385	—	—	137,005
Corporate Bond JPY	1,442	72,098	28,886	63,002	165,428

Borrowings from financial institutions	1,121,026	74,002	—	—	1,195,028
Other obligations	119,498	15,474	1,798	393	137,163
Lease contracts	31,748	45,891	33,789	34,401	145,829
Services contracts	9,358	3,730	143	—	13,230
Investments sold under agreements to repurchase	195,392	—	—	—	195,392
Total	21,330,376	1,268,739	1,120,618	3,469,240	27,188,972	1,219,731

For more information, see Note 9(c)]  to our Consolidated Financial Statements.

Item 6                                          Directors, Senior Management and Employees

DIRECTORS AND SENIOR MANAGEMENT

Directors

Our administration is conducted by our board of directors, which, in accordance with our bylaws (estatutos), consists of 11 directors and two alternate directors.  The entire board of directors is elected every three years.  Our current board of directors was elected in March 2017 and its term expires in March 2020.

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

Our current directors are as follows:

Director	Position	Committee Memberships	Age
Pablo Granifo L.	Chairman	8	59
Andrónico Luksic C.	Vice Chairman	1	64
Álvaro Jaramillo Escallon	Vice Chairman	2	54
Alfredo Ergas S.	Director	4	52
Andrés Ergas H.	Director	1	51
Jean Paul Luksic F.	Director	1	54
Samuel Libnic	Director	1	52
Gonzalo Menéndez D.	Director	5	69
Juan Enrique Pino V.	Director	5	57
Francisco Pérez M.	Director	4	60
Jaime Estévez V.	Director	4	71
Rodrigo Manubens M.	Alternate Director	1	60
Thomas Fürst F.	Alternate Director	1	87

Pablo Granifo L. was re-elected as the chairman of our board of directors in 2017, a position which he has held since 2007. He was our chief executive officer from 2001 to 2007, and previously, chief executive officer of Banco A. Edwards from 2000 to 2001, commercial manager at Banco Santiago from 1995 to 1999 and corporate manager at Banco Santiago from 1999 to 2000. Mr. Granifo is also chairman of the board of directors of Banchile Administradora General de Fondos S.A., Banchile Asesoría Financiera S.A., Socofin S.A., Banchile Securitizadora S.A., a member of the executive committee of Banchile Corredores de Seguros Limitada. He is also chairman of Viña San PedroTarapacá S.A., and a member of the board of directors of Compañía Cervecerías Unidas S.A., Empresa Nacional de Energía Enex S.A., Embotelladoras Chilenas Unidas S.A. and Cervecera CCU Chile. Mr. Granifo is also a member of the Chilean Bank Association.  He holds a degree in business administration from the Pontificia Universidad Católica de Chile.

Andrónico Luksic C. has been a director and the vice chairman of our board of directors since 2002 and was re-elected in 2017.  Mr. Luksic is also chairman of LQ Inversiones Financieras S.A., Quiñenco S.A. and Compañía Cervecerías Unidas S.A., vice chairman of Compañía Sud Americana de Vapores S.A. and a member of the board of directors of Antofagasta plc (United Kingdom), Antofagasta Minerals, Tech Pack S.A., Nexans S.A. and Invexans S.A. Additionally, he is a member of the board of directors of Sociedad de Fomento Fabril (“SOFOFA”).  Mr. Luksic is a member of the International Business Leaders’ Advisory Council for the Mayor of Shanghai. He is also a member of the International Advisory Council of the Brookings Institution, the International Advisory Board of Barrick Gold, the Advisory Board of the Panama Canal Authority, and the Chairman’s International Council of the Council of the Americas. In addition, Mr. Luksic is a Trustee Emeritus at Babson College, and a member of the Harvard Global Advisory Council, the Global Leadership Council at Columbia University, the International Advisory Board of the Blavatnik School of Government at Oxford University, the International Advisory Boards of both the Tsinghua University School of Economics and Management and the Fudan University School of Management, the Harvard Business School Latin American Advisory Board, the David Rockefeller Center Advisory Committee at Harvard University and the Latin American Executive Board of the MIT Sloan School of Management. Andrónico Luksic and Jean Paul Luksic are brothers.

Álvaro Jaramillo E. was appointed director and vice chairman of our board of directors in January 2018 and permanently appointed by the ordinary shareholder’s meeting held in March 2018. Mr. Jaramillo is currently Citi Country Officer (CCO) for Colombia and has been Regional Head for Latin America North since January 2017. Previously he was Regional Head for Central America and the Caribbean Countries with 14 countries under his responsibility. Prior to this role Mr. Jaramillo was Regional Treasurer and Chief Administrative Officer for LATAM. Mr. Jaramillo started his career with Citi Colombia in 1990 as Head of Fixed Income Trading, then as Head of Fiduciary and ultimately becoming Country Treasurer.  In 1996, he moved to Puerto Rico as Country Treasurer and Regional Treasurer for the Latam Foreign Currency activities.  In 2000 he was appointed Head of the Corporate Bank and then CCO in 2001.  He also worked in Central America as Head of ICG after the acquisitions that Citi made in the region in 2007, after this role he became CCO for El Salvador being responsible for the Banking, Insurance and Pension Fund activities. Mr. Jaramillo holds a degree in business administration from the Colegio de Estudios Superiores de Administración in Bogota.

Alfredo Ergas S. has been a member of our board of directors since March 2017. Mr. Ergas is an independent director and was elected with the vote of the administrators of the Chilean pension funds. He also represents the Canada Pension Plan Investment Board (“CPPIB”) in various corporations besides advising the Corso Group. Mr. Ergas is a member of the board of directors of Transportadora de Gas del Perú S.A. (Peru), Grupo Costanera SpA, Transelec S.A., Sociedad Concesionaria Autopista Nueva Vespucio Sur S.A., Sociedad Concesionaria Costanera Norte S.A. and Termotasajero S.A. EPS (Colombia), among other. He participates in the board of non-profit companies and chairs the board directors of Corporation InBest and as member of the advisory committee of the Treasury and of the Faculty of Business and Economics of the Universidad de Chile. Previously he acted as the regional chief financial officer of Enersis, where he also served in business development and as controller. He was the chief financial officer of Endesa Chile and Smartcom, a telecommunications subsidiary of Endesa Spain. He has also been head of the money market desk of Santiago S.A. Corredores de Bolsa. Mr. Ergas was named in 2006 as the “Best Business Administrator of Universidad de Chile” and selected by his market peers as “CFO of the Year” in 2010 in Revista Capital. He was also named “One of the best Chilean CFO’s Related to Investors 2012” by Lira. Mr. Ergas is a part-time professor of finance at Universidad Chile. Mr. Ergas holds a degree in business administration from Universidad de Chile and an MBA from Trium Global Executive, jointly issued by New York University, the London School of Economics and Political Science and the HEC Paris School of Management.

Andrés Ergas H. was appointed member of our board of directors in 2017. Previously, he was an advisor to the board of directors since August 2014 until his appointment as director. Currently, he is chairman of the board of Nomads of the Seas and a member of the board of directors of Southwest Investment, Ever, Inersa 1 and Shmates. Previously, he was chairman and chief executive officer of Banco HNS, chairman of the board of directors of Compañía General de Leasing and vice chairman of Factoring Finersa. He has also served on the boards of Banco de A. Edwards, Hotel Plaza San Francisco Kempinsky, BMW Chile, Inmobiliaria Paidahue, Mitsubishi Motors and Dina Trucks Co. Mr. Ergas holds a degree in business administration from the Universidad Diego Portales.

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

Samuel Libnic was appointed member of our board of directors in April 2015 and was re-elected in 2017.  He has been the general counsel for Citigroup Inc.’s operations in Latin America since 2007.  In April 2010, he became a member of Citigroup Inc.’s Legal Management Committee and in January 2012 was appointed to the Office of Vice President by the board of directors of Citibank, N.A.  In September 2013 the legal department of Banamex, Citigroup Inc.’s Mexican banking subsidiary, also began reporting to Mr. Libnic.  Mr. Libnic’s current responsibilities include overseeing legal coverage for all Citibank’s products and businesses throughout Latin America and Mexico.  Prior to becoming general counsel for the Latin America region, Mr. Libnic held a number of positions since joining the company in 1996 as general counsel of the Global Corporate and Investment Bank for Citibank Mexico, Grupo Financiero Citibank.  In 2001, he was named deputy general counsel for Latin America, a position he held until he assumed his current role.  From November 2010 until June 2013, Mr. Libnic also acted as head of the Legal Department for Citi Brazil (in additional to his regional role).  Before joining Citigroup Inc., Mr. Libnic worked at Shearman & Sterling LLP in New York and with Basham, Ringe and Correa in Mexico.  He holds a law degree with honors from the Anahuac University in Mexico, as well as an L.L.M. from Georgetown Law School, and is licensed to practice law in both Mexico and New York.

Gonzalo Menéndez D. has been a member of our board of directors since 2001 and was re-elected in 2017.  He is also the chairman of Inversiones Vita S.A., and a member of the board of directors of several other companies, including Banchile Asesoría Financiera S.A., Banchile Seguros de Vida S.A., Inversiones Vita Bis S.A., Quiñenco S.A., Compañía Sudamericana de Vapores S.A., Antofagasta plc, Mining Group Antofagasta Minerals S.A., Andsberg Investment Ltd., Andsberg Limited, Inmobiliaria e Inversiones Río Claro S.A., Empresa Nacional de Energía ENEX S.A. and since 2017, also a member of the board of SegChile Seguros Generales S.A. He is also vice chairman of Fundación Andrónico Luksic A. and Fundación Educacional Luksic.  Previously, Mr. Menéndez served as chief executive officer of the Antofagasta Railway to Bolivia, Banco O’Higgins and Empresas Lucchetti.  Since 1990, he has been a member of the board of directors of Banco Latinoamericano de Comercio Exterior S.A., Bladex, being chairman of the board from 1995 to 1998 and since 2001 until the present. Mr. Menéndez was a member of the board of directors and the executive committee at Banco Santiago and a member of the board of directors at Banco de A. Edwards.  He was a professor of finance, economics and business policy at Universidad de Chile. Mr. Menéndez was distinguished in 2008 by the Faculty of Economics and Business of Universidad de Chile, as the most outstanding graduate and was also awarded the prize Excelencia 90 as the most distinguished businessman of the year in Chile by AméricaEconomía magazine in 1990. He holds a degree in business administration and accounting from the Universidad de Chile.

Juan Enrique Pino V. has been a member of our board of directors since August 2013 and was re-elected in 2017.  Currently, Mr. Pino is the chief risk officer for Citigroup Latin America, a role that he has held since January 2010, initially based in Mexico, and from February 2015 onwards based in the United States.  He is a member of the Global Risk Management Executive Committee of Citigroup, and of the executive committees of Citigroup Latin America.  Juan Enrique first joined Citigroup in 1985, serving since then in several business and risk management roles, first in Chile and then in other countries in Latin America.  He was general manager for Citigroup Chile and Citi Accival Corredores de Bolsa during 2008 and part of 2009. He has also been a board member of several companies in which Citigroup has been a shareholder.  Mr. Pino is a commercial engineer and holds a degree in business administration from the Universidad Adolfo Ibañez.

Francisco Pérez M. has been a member of our board of directors since 2001 and was re-elected in 2017.  Since 1998, Mr. Perez has also served as the chief executive officer of Quiñenco S.A.  Mr. Pérez is also chairman of the board of directors of Compañía Sud Americana de Vapores S.A., Empresa Nacional de Energía Enex S.A.,  Invexans S.A., Hidrosur S.A. and  Tech Pack S.A. He was formerly the chief executive officer of Compañía Cervecerías Unidas S.A., of which he is still a director.  Mr. Perez is a member of the board of directors of LQ Inversiones Financieras S.A., Sociedad Matriz Banco De Chile S.A., Sociedad Administradora de la Obligación Subordinada SAOS S.A., Embotelladoras Chilenas Unidas S.A., Cía. Cervecerías Unidas Argentina S.A., Cía. Pisquera de Chile S.A., Cervecera CCU Chile Limitada, Viña San Pedro Tarapacá S.A., Inversiones y Rentas S.A., Nexans (France), Sociedad Matriz SAAM S.A., Hapag-Lloyd A.G. (Germany) and member of the executive committee of Banchile Corredores de Seguros Limitada.  Prior to 1991, Mr. Perez was chief executive officer of Citicorp Chile and also was vice president of Bankers Trust in Chile.  Mr. Perez holds a degree in business administration from the Pontificia Universidad Católica de Chile and an MBA from the University of Chicago.

Jaime Estévez V. has been a member of our board of directors since 2007 and was re-elected in 2017. He is also currently a member of the board of directors of Cruzados SADP.  Previously, Mr. Estévez was chairman of the board of directors of Banco Estado, a Chilean state-owned bank.  Additionally, he has served as a director of AFP Provida and AFP Protección, two Chilean pension fund investment companies, and as director of Endesa Chile S.A. Mr. Estévez was Minister of Public Works from January 2005 to March 2006, and simultaneously, Minister of Transportation and Telecommunications. He was also a congressman from March 1990 to March 1998 and president of the Lower Chamber of the Chilean congress from March 1995 to November 1996.  Mr. Estévez holds a degree in economics from the Universidad de Chile.

Rodrigo Manubens M. has been a member of our board of directors since 2001 and was re-elected in 2017.  He is the chairman of Banchile Compañía de Seguros de Vida S.A. and SegChile Seguros Generales S.A., director and chairman of the Director Committee of Aguas Andinas S.A. and a director of the Bolsa de Comercio de Santiago (the Santiago Stock Exchange).  Mr. Manubens was a member of the board of directors of Banco de A. Edwards from 1999 until 2001.  From 1985 to 1999, Mr. Manubens was a member of the board of directors of Banco O’Higgins and retained such position following the merger between Banco O’Higgings and Banco Santiago.  From 1995 to 1999, he was chairman of Banco Tornquist in Argentina and a member of the board of directors of Banco Sur in Peru and Banco Asunción in Paraguay.  Mr. Manubens also served as a director and chairman of the board of directors of Endesa Chile S.A. for ten years.  Mr. Manubens holds a degree in business administration from the Universidad Federico Santa María and Universidad Adolfo Ibañez and a master’s degree from the London School of Economics and Political Science.

Thomas G. Fürst has been a member of our board of directors since 2004 and was re-elected in 2017.  Previously, Mr. Fürst was the vice chairman of the board of directors of Compañía Cervecerías Unidas S.A. and a member of the board of  directors of several other companies, including Embotelladoras Chilenas Unidas S.A., Viña Dassault-San Pedro S.A., Southern Breweries Establishment, CCU Argentina S.A. and Compañía Industrial Cerveceria S.A. (CICSA).  Mr. Fürst was a founder and member of the board of directors of Parque Arauco.  In addition, he is a partner and member of the board of directors of Plaza S.A. and Nuevos Desarrollos S.A., owners of 16 shopping centers and four shopping centers under construction in Chile, five shopping centers in Peru, and one shopping center and three shopping centers under construction in Colombia.  Currently, Grupo Plaza is considered the second most prominent chain of malls in South America.  Mr. Fürst holds a degree in civil construction from the Pontificia Universidad Católica de Chile.

Senior Management

Our current executive officers are as follows:

Executive Officers	Position	Age
Eduardo Ebensperger O	Chief Executive Officer	54
Rolando Arias S.	Chief Financial Officer	55
Nelson Rojas P.	General Legal Counsel and Secretary of the Board	65
Cristián Lagos C.	Manager— People and Organization Division	52
Ignacio Vera A.	Manager—Operations and Technology Division	59
Joaquín Contardo S.	Manager—Commercial Division	58
Felipe Echaiz B.	Manager—Global Compliance Division	51
José Miguel Quintana M.	Manager—Corporate Banking Division	57
Oscar Mehech C.	Manager—Risk Control Division	54
Juan Palacios G.	Acting Manager—Corporate Credit Risk Division	41
Juan Carlos Álvarez M	Manager—Marketing and Customer Division	38
Esteban Kemp De La Hoz	Acting Manager—Global Risk Control Division	39

Eduardo Ebensperger O. was appointed as our chief executive officer in May 2016.  He has held several positions at Banco de Chile including manager of the Commercial Division from 2014 to 2016, manager of the Wholesale, Large Companies and Real Estate Division between 2008 and 2014 and manager of the Large Companies Division between 2005 and 2007.  He was the chief executive officer of Banchile Factoring S.A. from 2002 until 2005. Mr. Ebensperger joined Banco de A. Edwards in 1989, where he was appointed as regional branch manager in 1997 and later was the manager of the Medium Sized Companies Division until 2001.  Currently, he is member of the boards of directors of Banchile Asesoría Financiera S.A., Banchile Securitizadora S.A., Banchile Administradora General de Fondos S.A., Banchile Corredores de Seguros Limitada and Socofin S.A. Mr. Ebensperger holds a degree in business administration from the Universidad de Chile.

Rolando Arias S. has been our chief financial officer since June 2014. Prior to this position, Mr. Arias was manager of the Research and Planning Area. He served as manager of the Financial Control Area of Banco de Chile after its merger with Banco de A. Edwards from 2002 to 2006. Before this merger, Mr. Arias was in charge of the Planning Area of Banco de A. Edwards from 1997 to 2001. Mr. Arias joined Banco de A. Edwards in 1987 and until 1997 he held various positions related to controlling and planning. Mr. Arias holds a degree in business administration from Pontificia Universidad Católica de Chile.

Nelson Rojas P. has been our general counsel and secretary of our board of directors since 2004. Between 1976 and 1978 he served on the Chilean Judiciary and from 1985 to 1987 as an attorney at the Consejo de Defensa del Estado (Chilean Defense Board). In 1982, Mr. Rojas began as an advisor of Banco de A. Edwards and in 1987 he joined as deputy general counsel. He then served as general counsel and secretary of the board of directors from 1997 to 2001. In 2002, he became head attorney of Banco de Chile and then general counsel from 2004 onwards. Since 2012, he has been the president of the legal affairs committee of the Chilean Banks Association. Mr. Rojas is an attorney and holds a degree in law from the Universidad de Chile.

Cristián Lagos C. has been our People and Organization Division manager since May 2012. From 2008 to March 2012 he was the Corporate Human Resources and Reputational manager of Compañía General de Electricidad S.A. He was the Human Resources manager of Chilesat S.A. and corporate manager of Telmex S.A after those two companies merged. Previously, he was the Planning and Human Resources Division manager at Banco Sudaméricano, and later Scotiabank following the merger of these two banks. Mr. Lagos holds a degree in psychology from the Universidad Diego Portales.

Ignacio Vera A. was appointed at Banco de Chile as Operations and Technology Division manager in February 2014. Previously, from 2009 to January 2014, Mr. Vera worked as the Head of Internet, Mobile and Offshore Technology Centers for Barclays Bank (Singapore and India).  From 2007 to 2009 he was the Chief Technology Service Officer (Head of Technology and Operations) of HSBC Mexico. Prior to that he worked for HSBC in India as Head of Global Development Centers (India, China and Brazil) and prior to that he worked at the Canada Development Centre (Vancouver) and was in charge of the corporate and trade internet solution (HSBCnet).  Mr. Vera was Chief Information Officer (CIO) of HSBC Group in Argentina and from 1982 to 1991, he worked at the Stock Exchange Argentina Bank where he held various IT positions.  Mr. Vera holds a degree in computer science from the University of Buenos Aires. Mr. Vera has been recognized for his prolific career as a CIO by various organizations and received the Rajiv Gandhi Sanganak Sarathi Award in 2007 for his contributions to the IT Industry.

Joaquin Contardo S. was appointed manager of our Commercial Division in May 2016. He joined Banco Edwards in 1985 (prior to its merger with Banco de Chile) and since then has held several senior roles in the personal banking and large companies commercial divisions, such as Branch Affairs manager from December 2014 until April 2016, Real Estate Area manager between March 2012 and November 2014, Marketing and Products for Companies between 2009 and 2012 and Large Companies Area manager between January 2008 and November 2009. Additionally, Mr. Contardo is on the board of directors of Banchile Administradora General de Fondos S.A., Socofin S.A. and the executive committee of Banchile Corredores de Seguros Limitada. Mr. Contardo graduated from the accountancy school of the Universidad de Santiago de Chile and holds a master in marketing and commercial management from Escuela Superior de Estudios de Marketing, Madrid (Spain).

Felipe Echaiz B. was appointed manager of our Global Compliance Division in January 2008. Mr. Echaiz worked for Citibank for ten years. Between 2004 and 2005 he was vice-president and Multinationals Cluster Group Head, and then serve as country compliance officer for Citigroup Chile between 2006 and 2007. In 2003 Mr. Echaiz was deputy director of the Anti-Money Laundering and Organized Crime Unit at the Public Prosecutor’s Office. At present, Mr. Echaiz is chairman of the Compliance Committee of the Chilean Association of Banks. Mr. Echaiz is an attorney and holds a law degree from the Pontificia Universidad Católica de Chile and holds a masters in finance and economics from the Universidad de Chile.

José Miguel Quintana M. was appointed manager of our Corporate Banking Division since March 2016. This Division covers all segments of the corporate-wholesale clients as well as all product areas that support such clients, among others, including treasury, transaction banking and investment banking. Between April 2015 and March 2016, he was named Corporate and Commercial Banking deputy manager at Banco de Chile. From 2008 until 2013, he was responsible for the Multinationals Area of the Corporate Banking Division. Mr. Quintana joined Citibank Chile in 1985, serving in several positions across different areas, among others, Operations, Corporate Banking, Sales and Trading, Audit and Risk Management in Chile and in the United States. In 2013, he was appointed Citibank Latin America’s head of Commercial Banking based in Miami, where he served until 2015. Mr. Quintana is a member of the board of directors of Banchile Securitizadora S.A. and Banchile Asesoría Financiera S.A. He holds a degree in business administration from the Universidad Adolfo Ibáñez.

Oscar Mehech C. was appointed manager of our Risk Control Division in July 2008. Before that, he was our Regulatory Policies Division manager in 2008, Global Compliance Division manager from 2006 until 2007 and deputy general counsel between 2004 and 2006. Prior to joining the Bank in 2002, he was deputy general counsel at Banco de A. Edwards, an institution that he joined in 1991. Mr. Mehech is the chairman of the internal audit committee of the Chilean Bank Association and the vice chairman of the surveillance committee at Depósito Central de Valores S.A. He is an attorney and holds a law degree from Universidad de Chile and an MBA from Pontificia Universidad Católica de Chile.

Juan Palacios G. was appointed as acting manager of our Corporate Credit Risk Division in March 2018. Prior to that, he was manager of the Global Risk Control Division since December 2017, and manager of the Operational Risk and Control Division since June 2016. Prior to that, he was an advisory partner at EY Chile (Ernst & Young Chile) for the financial industry. Prior to this he was head of strategy, risk, human resources and organization and global control at Caja Rural del Sur, Spain. He began his career at Ernst & Young in Madrid reaching the position of Director of Business Risk Services. Mr. Palacios holds a degree in economics from Universidad de Granada (Spain), an MBA from Escuela de Negocios de Andalucía (Spain) and he completed the Programa de Alta Dirección Empresas at IESE Business School, the graduate business school of the Universidad de Navarra (Spain).

Juan Carlos Álvarez M. was appointed manager of our Marketing and Customer Division in December 2017. Prior to that, from 2015 to 2017, he was manager of business development and business intelligence. Mr. Álvarez joined Banco de Chile in November 2013, after establishing his career in Spain. He started his career as a consultant at Indra. In 2007 he joined the Santander Group at Banesto where he became the commercial intelligence and CRM manager. In 2012 he joined the Retail Banking division at Santander Spain in the same position. Mr. Álvarez is a telecommunication engineer from the Universidad Carlos III de Madrid (Spain) and holds a Masters in decision engineering from the Universidad Rey Juan Carlos I de Madrid (Spain), having also completed an executive development program at IESE Business School (Spain).

Esteban Kemp D. was appointed as acting manager of our Global Risk Control Division in March 2018. Prior to that, he had been the manager of the process engineering area since 2016. Mr. Kemp joined Banco de Chile in July 2016, after serving as senior manager at EY Chile. He had his first managerial position as a manager at Everis, in 2011. Mr. Kemp holds a civil engineer degree in computer science from the Universidad Austral de Chile and holds an MBA from the Universidad Adolfo Ibáñez.

COMPENSATION

The table below presents the amount of compensation, as established by our shareholders, to the members of our board of directors for the year ended December 31, 2017.  These amounts include remuneration for services, fees for attendance at meetings of our board of directors, meetings of committees of our board of directors and meetings of board of directors of our subsidiaries, consulting services and travel expenses.

Name of Director	Remuneration		Fees for Attending Meetings of our Board of Directors	Fees for Attending Meetings of Committees of our Board of Directors and Meetings of the Board of Directors of our Subsidiaries(1)	Consulting	Total
	(in millions of Ch$)
Pablo Granifo Lavín	553	(2)	53	395	—	1,001
Andrónico Luksic Craig	172		8	—	—	180
Alvaro Jaramillo Escallon	—		—	—	—	—
Jane Fraser	—		—	—	—	—
Jorge Awad Mehech	14		6	26	—	46
Gonzalo Menéndez Duque	57		23	113	8	201
Jaime Estévez Valencia	57		28	134	—	219
Rodrigo Manubens Moltedo	57		28	53	—	138
Jorge Ergas Heymann	14		6	19	—	39
Francisco Pérez Mackenna	57		23	75	—	155
Thomas Fürst Freiwirth	57		19	36	—	112
Jean-Paul Luksic Fontbona	57		12	—	—	69
Alfredo Ergas Segal	43		20	49	—	112
Andrés Ergas Heymann	43		20	41	—	104
Juan Enrique Pino Visinteiner	—		—	—	—	—
Samuel Libnic	—		—	—	—	—
Other subsidiary directors	—		—	129	—	129
Total	1,181		246	1,070	8	2,505

(1)         Includes fees paid to members of the Advisory Committee of Banchile Corredores de Seguros Ltda. of Ch$18 million.

(2)         Includes a provision of Ch$380 million (Ch$374 million in December 2016) for an incentive payable subject to the Bank’s profit plan performance

For the year ended December 31, 2017 fees paid for advisory services to the board of directors were Ch$334 million, while travel and other related expenses amounted to Ch$116 million.

Consistent with Chilean law, we do not disclose to our shareholders, or otherwise make public, information regarding the compensation of our executive officers.  For the year ended December 31, 2017, the aggregate amount of compensation paid to our executive officers, including the executive officers of our subsidiaries, was Ch$7,727 million. Pursuant to the Chilean Corporations Law, our directors/audit committee must approve compensation plans, but we are not required to have a compensation committee.  For the year ended December 31, 2017, no amounts were set aside or accrued by us to provide pension, retirement or similar benefits for our directors and officers.  None of our directors is a party to any agreement with us or any of our subsidiaries that provides for benefits upon termination of his appointment as a director.

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

•                  Jaime Estévez V. (financial expert);

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

The directors/audit committee met 16 times during 2017.  The budget of the directors/audit committee is approved annually at the ordinary annual shareholders’ meeting.  The directors/audit committee satisfies the applicable requirements of the SBIF and operates pursuant to a charter document.  The SBIF recommends that at least one of the members of the directors/audit committee be experienced with respect to the accounting procedures and financial aspects of banking operations.  The directors/audit committee submits a report regarding its activities to our board of directors after each directors/audit committee meeting and presents an annual report at our ordinary annual shareholder’s meeting.  As established in the directors/audit committee’s charter, the chief executive officer, the general counsel and the manager of our Risk Control Division, or their respective deputies, shall also attend the directors/audit committee meetings.  The directors/audit committee may also invite other persons to attend meetings.

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

•                  Analyzing the 2017 annual performance self-evaluation process;

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

Portfolio Risk Committee

The main function of the portfolio risk committee is to inform our board of directors of changes in the composition and risk of our loan portfolio, and our corresponding global exposure, sector-specific exposure or business-specific exposure.  The portfolio risk committee closely reviews the performance of our principal debtors, past due loan ratios, past due loan indicators, write-offs and allowances for loan losses.

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

The portfolio risk committee meets on a monthly basis and is composed of the chairman of our board of directors, two additional members of our board of directors, our chief executive officer; the chief risk officer, the Individual and SMEs Area manager and the deputy manager of the Information Intelligence Risk Area.

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

Finance, International and Market Risk Committee

The main function of the finance, international and market risk committee is to (i) review and oversee our financial exposures, including the inherent market and liquidity risks in both trading (on and off-balance sheet) and accrual portfolios, (ii) monitor adherence to the internal limits/triggers framework and compliance with regulatory guidelines. In addition, this committee also analyses international financial exposure and major credit exposure generated by the business activities with foreign banks (such as funding for trade and non-trade transactions, guarantees, etc.) and derivative transactions (credit exposures, tenors, risk mitigating mechanisms, clearing entities involved, etc.).

The finance, international and market risk committee meets on a monthly basis at a minimum. Its permanent members are the chairman of the board of directors, four other members of the board of directors, the chief executive officer, the manager of our Corporate & Investment Bank Division, the corporate treasurer, the chief risk officer and the manager of the financial risk area.

The finance, international and market risk committee covers the following topics, among others:

•                  Development and continuous review of policies and procedures for market and liquidity risks, ensuring adequate application to the financial exposures of the bank;

•                  Review of the Bank’s annual Liquidity Plan and Price Risk limits framework;

•                  Continuous monitoring of financial exposures and market/liquidity risks, ensuring compliance with the board’s risk framework;

•                  Review and monitor the performance of all Treasury business segments, including revenues, market share, etc.;

•                  Monitor actual results of the different financial exposures, including the accuracy of our predictions and their impact on our positions;

•                  Review the liability profile, including long-term funding provided by foreign investors, and the main credit exposures of the derivatives portfolio.

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

The asset laundering and financing of terrorism prevention committee meets quarterly and among other functions as determined by our board has the following functions:

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

•                  To approve policies and procedures relating to client segmentation, products and high risk areas and their treatment, including special guidelines related to monitoring and controlling transactions associated with PEPs;

•                        To approve policies and procedures relating to sanctions applied by the Office of Foreign Assets Controls (OFAC) to persons or countries listed under it;

•                      To designate persons related to the Unidad de Análisis Financiera (UAF) according to law 19.913;

•                  To review and analyze results to verify compliance with current policies and procedures;

•                  To be informed and aware of decisions relating to the number of suspicious transaction reports sent to the UAF;

•                  To consider activities developed to train staff in asset laundering and terrorism financing prevention;

•                  To be informed and aware of technological and other types of projects relevant to the Global Compliance Division; and

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

This committee is composed of the chairman of our board of directors, two additional members of our board of directors, our chief executive officer, our general counsel, the manager of our Global Risk Control Division, the manager of our Operations and Technology Division, and the manager of our Operational Risk Area.

Leasing Committee

The main function of the Leasing Committee is to review the monthly evolution and results of our Leasing Area by means of a report that consolidates the management of the business divisions of the Bank.

This committee includes the chairman of our board of directors, our chief executive officer, the manager of our Commercial Banking Division, the manager of the Corporate Client Area, the manager of the Leasing Area and an external advisor.

Factoring Committee

The Factoring Committee was set up in 2013, after the merger of Banchile Factoring S.A. with us.  Its purpose is to analyze the evolution and results of our Factoring Area in terms of volume, prices, margins, provisions and expenses and analyze the factoring product for each business area of the Bank.

This committee is chaired by the chairman of our board of directors, one other member of our board of directors, our chief executive officer, the manager of our Commercial Division, the manager of the Large Companies (Metropolitan Zone), Factoring and Foreign Trade Area and the manager of the Factoring Area.

Credichile Consumer Committee

The main purpose of the Credichile Consumer Committee is to analyze on a monthly basis the evolution and results of our Consumer Finance Area, its growth, and its strategies to gain new customer segments and maximize the results of the area.

This committee includes the chairman of our board of directors, two additional members of our board of directors, our chief executive officer, the manager of our Commercial Division and the manager of our Consumer Finance Area.

Banchile Corredores de Seguros Executive Committee

The main purpose of the Banchile Corredores de Seguros Executive Committee is to analyze the growth and results of our insurance brokerage subsidiary.

This committee is composed of the chairman of our board of directors, one other member of our board of directors, our chief executive officer, the manager of our Commercial Division, the manager of our Consumer Finance Area and the chief executive officer of Banchile Corredores de Seguros Ltda.

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

Disclosure Committee

In May 2003, we established the disclosure committee to ensure accurate market disclosure of our and our subsidiaries’ consolidated financial information.  The members of the disclosure committee include our chief financial officer, our chief accountant, our chief legal counsel for international, financial and investment banking matters, the manager of our Research and Planning Area, and the manager of our Risk Monitoring Area.  The manager of our Risk Control Division may participate in the Committee as well.

The members of the disclosure committee are involved in reviewing annual, mid-year and quarterly financial reports and in general all financial information disclosed by us prior to each disclosure.

Ethics Committee

The ethics committee was established in 2005 to define, promote and regulate behavior of professional and personal excellence consistent with our philosophy and values to be followed by all our staff in order to meet the expectations of our customers.

To meet these goals and promote a culture of ethical behavior, the ethics committee sets policies on ethics and ensures their compliance, develops training plans related to ethics in our business, and reinforces positive behavior among our staff.  The ethics committee also acts as a forum to address, discuss and resolve any conduct by our staff that is inconsistent with our values.  This committee is chaired by the manager of our People and Organization Division and includes our general counsel, the manager of our Risk Control Division, the manager of our Global Compliance Division and the manager of our Commercial Division, and the manager of our Operational and Technology Division.

Operational Risk Committee

Created in 2009, the operational risk committee is responsible for identifying, prioritizing and establishing strategies to mitigate key operational risk events relating to internal and external fraud; risks associated with customer, product and business practices; damage to tangible assets; and disturbance of normal activity resulting from system malfunctions or failures in executing, delivering and processing products/services.  This committee is also responsible for defining and evaluating our corporate strategy for managing operational risk, establishing guidelines and directing efforts to create controls and improve internal processes in order to reduce operational losses.

To comply with these objectives and foster an awareness of operational risk, this committee promotes a series of training activities and communicates to our staff important information relating to operating risks.

This committee is chaired by our chief executive officer and includes the manager of our Global Risk Control Division, the manager of our Operations and Technology Division, the manager of our Operational Risk Area, our chief financial officer and our general counsel. The manager of our Risk Control Division may participate in this committee as a non-voting member.

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

This committee is chaired by our chief executive officer, the manager of our Commercial Division, the manager of our Corporate & Investment Banking Division,, the manager of our Operations and Technology Division, the manager of our Marketing and Customers Division and the manager of our Clients Area. The chairman of our board of directors, the manager of our Consumer Finance Area  and the manager of our Operations, Products and Services Area also attend and participate in the meetings as permanent attendants.

Subsidiaries Risk Committee

The Subsidiaries Risk Committee was created in 2017 and is responsible for managing and monitoring internal coherence in our subsidiaries’ operational, credit, liquidity and market risk compliance policies; establishing mechanisms for the identification, monitoring and measurement of those risks; and adopting the relevant corrective measures to be applied by our subsidiaries. Likewise, this committee must verify the adequacy of our subsidiaries’ policies related to these risks in relation to our own policies. The members of this committee are the manager of our Global Compliance Division, the manager of our Corporate Credit Risk Division, the manager of our Global Risk Control Division, the manager of our Operational Risk Area, and the departmental chief of our Market Risk Area.

Policies and Procedures

Our board of directors has approved policies and procedures addressing several matters. In addition, the Merger Agreement between us and Citibank Chile provided that as a general rule our board of directors would approve and implement certain policies and procedures relating to the operation of the joint entity. These policies are reviewed annually and updated as necessary.

At the time of filing of this annual report, our board of directors has approved policies and procedures regarding the following issues, among others:

•             Anti-Money Laundering;

•             Foreign Corrupt Practices Act;

•             Office of Foreign Assets Control;

•             Insider Trading and Personal Investment Management Policy; Information Barriers;

•             Regulation K—Debts Previously Contracted;

•             Regulation K—Equity Activity;

•             Regulation W (23 A/B);

•             Code of Conduct;

•             Fair Lending;

•             Loans to Directors;

•             Independent Research;

•             Charitable Contributions;

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

•             Fair Value Policy;

•             Capital Management Policy;

•             Compliance Program for Antitrust Regulation;

•             Manual for Handling Information of Interest to the Market;

•             PEPs Policy;

•             Business Continuity (COB); and

•             Citi Information Security Standards.

EMPLOYEES

The following table shows a breakdown of our full-time, permanent employees at the dates indicated:

	As of December 31,
	2015	2016	2017
Banco de Chile	11,323	11,199	11,368
Subsidiaries	3,650	3,412	2,655
Total	14,973	14,611	14,023

As of December 31, 2017, we had 14,023 employees (on a consolidated basis), of whom 9,292 (including Banco de Chile and subsidiaries) were unionized, representing 66.3% of the total employees of the Bank and its subsidiaries.  As of the same date, all management positions were held by non-unionized employees.

Banco de Chile currently has 11 unions that collectively negotiate their bargaining agreements. Two of those unions are associated with our subsidiaries, Banchile Administradora General de Fondos, Banchile Corredores de Bolsa and Socofin. In the case of Banchile Administradora General de Fondos and Banchile Corredores de Bolsa (“Banchile”), there is only one union representing workers of both (“Banchile union”). The remaining nine unions represent the Bank’s employees and six of them negotiate as a single union (Federación de Sindicatos de Banco de Chile).

In 2014, we renegotiated the existing collective bargaining agreements with five of the Bank’s unions and one of our subsidiaries’ (Promarket) unions.  Although some of the collective bargaining agreements associated with our unions were due to expire in 2015, we decided to renegotiate them in advance during 2014. Therefore, we reached four-year agreements expiring in 2018 for all of the collective bargaining agreements renegotiated with the Bank’s unions.  During 2016 we renegotiated existing collective bargaining agreements with the unions of three of our subsidiaries, Socofin and Banchile union. In the case of Socofin, we reached a four-year agreement, which is due to expire in 2020. Additionally, we reached a three-year agreement with the Banchile union, which will expire in 2019.

On December 31, 2016, our former credit pre-evaluation subsidiary (Promarket S.A.) was merged into the bank. As a result, Promarket’s union was integrated into the Bank. Based on the last collective bargaining agreement signed by Promarket and its union in 2014, a new collective bargaining process between the Bank and the former Promarket union took place in November 2017. Following that negotiation, we reached a three-year agreement that will expire in 2020.

In addition, during the first quarter of 2018, we renegotiated the collective bargaining agreement signed with the union associated with former employees of Citibank (before the merger between Citibank and Banco de Chile) and reached a three-year agreement expiring in December 2020. Also, it is worth mentioning that based on formerly signed contracts, during 2018 we expect to renegotiate the collective bargaining agreement with the remaining unions representing the Bank’s employees, including Sindicato BAE and Federación de Sindicatos de Banco de Chile, which represent 30.3% and 18.2% of our employees (on a consolidated basis), respectively.

We believe all of these agreements reflect the satisfactory relationships between the Bank and its employees, while reinforcing our commitment to their career development.

See “Item 8 — Financial Information — Legal Proceedings — Setting of Minimum Services and Emergency Teams in Case of a Strike,” for information on the setting of the Bank’s minimum services and emergency teams in case of a strike by our labor unions.

We have comprehensive personnel training and development programs that include internal courses on operational, technical and commercial matters, as well as participation in external seminars and conferences.  In 2017, the total cost of training programs was approximately 0.5% of our consolidated personnel expenses.  These expenses were associated with 1,006 training courses that were attended by 41,745 employees.  In addition, for the year ended December 31, 2017 the Bank granted 177 scholarships to staff members for specialization purposes.

We do not maintain any pension or retirement programs for the vast majority of our employees.  We do, however, pay certain long-serving key employees a severance payment upon retirement.  Although we have provided productivity bonuses to individual employees on a discretionary basis, we do not maintain a formal profit-sharing plan.

SHARE OWNERSHIP

Mr. Andronico Luksic and Mr. Jean Paul Luksic, members of our board of directors since March 2002 and April 2013, respectively, together with members of their family, control Quiñenco S.A. (“Quiñenco”).  As of April 20, 2018, Quiñenco directly and indirectly owns 50% of LQ Inversiones Financieras S.A. (“LQIF”), which in turns owns directly 26.88% of our outstanding shares and 0.27% through Inversiones LQ-SM Ltda. (“LQ-SM”).  Quiñenco also directly holds 0.11% of our total common stock.  Additionally, Quiñenco holds 51.20% of the voting rights in Banco de Chile (directly and indirectly through shares of Sociedad Matriz del Banco de Chile S.A. (“SM-Chile”) that are owned by LQIF and LQ-SM.  See Item 7.  Major Shareholders and Related Party Transactions—Major Shareholders—footnote (3)).

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

As of April 20, 2018, Citigroup is the owner of 50% of LQIF and Quiñenco, directly and indirectly, owns 50% of LQIF.  Regardless of any increase in participation by Citigroup, however, the framework agreement provides that Quiñenco will remain in control of LQIF and the corporations that are directly or indirectly controlled by LQIF.  Accordingly, Quiñenco will maintain the power to elect the majority of the directors of LQIF, SM-Chile and Banco de Chile.

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

In November 1996, pursuant to Law No. 19,396, our shareholders approved a reorganization by which we were converted into a holding company named Sociedad Matriz del Banco de Chile S.A (“SM-Chile”). In turn, SM-Chile organized a new wholly owned banking subsidiary named Banco de Chile, to which the former contributed all of its assets and liabilities, other than the Central Bank subordinated debt. In addition, SM-Chile incorporated Sociedad Administradora de la Obligación Subordinada S.A. (“SAOS”), a wholly-owned subsidiary and special purpose legal vehicle created pursuant Law 19,396, whose only business purpose is to repay indebtedness to the Central Bank. In exchange for assuming the Central Bank debt, SAOS received from SM-Chile a certain portion of our shares as collateral, which as of April 20, 2018 represents 28.75% of our shares.  Pursuant to applicable law and the bylaws of both SAOS and SM-Chile, the economic rights of our shares held by SAOS belong to the Central Bank; however, their voting rights are exercised by the shareholders of SM-Chile at Banco de Chile’s shareholders’ meetings.

Currently, our major shareholder LQIF holds 51.20% (together with LQ-SM, as further explained below) of the voting rights of our shares.  LQIF and Inversiones LQ-SM Ltda. are vehicles incorporated under Chilean law through which Quiñenco S.A. and Citigroup hold their ownership interests in Banco de Chile.  Additionally, Quiñenco S.A. has a direct participation of 0.11% in our total common stock.  The voting rights of LQIF and LQ-SM is the result of the right of LQIF and LQ-SM, pursuant to applicable law and bylaws, to vote (i) our shares owned by LQIF and LQ-SM; (ii) our shares owned by SM-Chile, based on the ownership percentage of LQIF and LQ-SM in SM-Chile; and, (iii) our shares owned by SAOS, as a shareholder of SM-Chile, based on the ownership percentage of LQIF and LQ-SM in SM-Chile, at our shareholders’ meetings.  According to the bylaws of SM-Chile, the voting rights of SM-Chile, shares (Series A, B and D) which in turn possess voting rights over Banco de Chile shares, are exercised in accordance with the following rule:  each share of SM-Chile, exercises the voting rights of one of our shares plus 2.38337827 of our shares owned by SAOS.  The latter factor is the result of dividing the number of our shares owned by SAOS (28,593,701,789) by the number of total outstanding shares of SM-Chile, Series A, B and D (11,997,131,195).  Consequently, each SM-Chile share (Series A, B and D) with voting rights over our shares may vote 3.38337827 shares of Banco de Chile.  SM-Chile’s Series E exercises voting rights of Banco de Chile shares in a one-to-one ratio.

As described in “Item 4.  Information on the Company—History and Development of the Bank—History—The 1982—1983 Economic Crisis and the Central Bank Subordinated Debt,” SM-Chile will exist until the Central Bank subordinated debt has been completely paid by SAOS. Once SM-Chile is liquidated, shares of Banco de Chile owned by SAOS and SM-Chile shall be distributed as follows:

a)             the shares of Banco de Chile, owned by SAOS, and the proceeds obtained from the liquidation of any assets owned by SAOS at the time of their liquidation, shall be distributed among  series A, B and D shareholders of SM-Chile pro rata based on the participation of each series in the total amount of series A, B and D shares;

b)             the shares of Banco de Chile owned by SM—Chile shall be distributed in the following proportions:

•                  Series A shareholders will receive one Banco de Chile share for each share they have in SM—Chile.

•                  Series D shareholders will receive one Banco de Chile share for each share they have in SM—Chile.

•                  Series E shareholders will receive one Banco de Chile share for each share they have in SM—Chile.

•                  The remaining shares of the Banco de Chile will be distributed among the Series B shareholders.

c)              The proceeds of the liquidation of any other asset, after the full payment of any debt that SM-Chile has on the date of its dissolution, will be distributed among all the shareholders of SM—Chile, on a pro rata basis.

While we cannot offer any assurances, we currently expect SAOS to fully repay the Central Bank subordinated debt in 2019, such that SM-Chile will be liquidated and its shareholders will receive Banco de Chile shares as described above.

Major Shareholders

The following table sets forth certain information regarding the ownership of outstanding shares as of April 20, 2018 for the following:

•                  each person or entity who is known by us to own beneficially more than 5% of our outstanding shares capital or voting rights; and SAOS, LQIF and SM-Chile.

•                  our directors and members of our executive management group, as a group.

Ownership in Banco de Chile(1)

(As of April 20, 2018)

Name	Amount Owned	Percentage
SAOS(2)	28,593,701,789	28.75%
SM-Chile	12,138,567,444	12.21%
LQIF and LQ-SM(3)	27,106,753,636	27.15%
Directors and executive officers as a group(4)	3,249,058,464	3.27%

Voting Rights in Banco de Chile

(As of April 20, 2018)

Name	Amount Owed	Percentage
LQIF and LQ-SM	50,916,283,374	51.20%
Directors and executive officers as a group(5)	3,522,446,665	3.54%

(1)         Percentages are based on 99,444,132,192 shares outstanding as of April 20, 2018.  Each share has one vote and all shares have identical voting rights.  We have no shares outstanding with special voting rights.

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

(3)         LQIF and LQ-SM hold 47.13% and 11.11%, respectively, of SM-Chile’s total shares.  The total percentage ownership of LQIF and LQ-SM in SM-Chile was calculated by adding the total number of shares of LQIF and LQ-SM, as shareholders of record, divided by the total number of shares issued by SM-Chile.  LQIF and LQ-SM do not beneficially own all of our shares owned by SM-Chile because SM-Chile has, as of April 20, 2018, a total of 16,075 shareholders.  LQ-SM is an investment vehicle whose major shareholder LQIF owns 99.99% of its shares.  As of its incorporation date (August 26, 2002), we were informed that LQ-SM’s total capital was CLP$73,175,029,140.  In connection with the framework agreement executed between Citigroup, Inc. and Quiñenco S.A. in July 2007 and following the merger of Citibank Chile into Banco de Chile, Citigroup became a shareholder of LQIF.  As of April 20, 2018, Citigroup is the owner of 50% of LQIF, and Quiñenco directly and indirectly owns 50% of LQIF.  Regardless of any increase in participation by Citigroup, however, the agreement provides that Quiñenco will remain in control of LQIF and the corporations that are directly or indirectly controlled by LQIF.  Accordingly, Quiñenco will maintain the right to elect the majority of the directors of LQIF, SM-Chile and Banco de Chile.  As of December 31, 2017, members of the Luksic family or their affiliates beneficially owned 81.4% of the common shares of Quiñenco S.A. Mr. Andrónico Luksic and Mr. Jean Paul Luksic are members of our board of directors.

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

The following charts provide additional information on the voting rights held by LQIF and LQ-SM as of April 20, 2018:

Voting rights of LQIF in Banco de Chile

Ownership	Shares owned by LQIF	Voting Ratio	LQIF Voting Shares as a result of the application of Voting Ratio in BCH	Voting Rights of LQIF (as %) in BCH
Direct ownership in BCH	26,733,861,635	1.00000000	26,733,861,635	26.88%
Shares SM-A	—	3.38337827	—	—
Shares SM-B	5,497,274,771	3.38337827	18,599,360,004	18.70%
Shares SM-D	223,364,308	3.38337827	755,725,945	0.76%
Shares SM-E	—	1.00000000	—	—
Total LQ-SM in BCH	32,454,500,714	—	46,088,947,584	46.34%

Voting rights of LQ-SM in Banco de Chile

Ownership	Shares owned by LQ-SM	Voting Ratio as set in SM-Chile By laws	LQ-SM Voting Shares as a result of the application of Voting Ratio in BCH	Voting Rights of LQ-SM (as % ) in BCH
Direct ownership in BCH	264,480,196	1.00000000	264,480,196	0.27%
Shares SM-A	377,528,973	3.38337827	1,277,323,323	1.28%
Shares SM-B	971,080,384	3.38337827	3,285,532,269	3.30%
Shares SM-D	—	3.38337827	—	—
Shares SM-E	—	1.00000000	—	—
Total LQ-SM in BCH	1,613,089,553	—	4,827,335,788	4.85%

RELATED PARTY TRANSACTIONS

In the ordinary course of our business, we engage in a variety of transactions with certain of our affiliates and related parties.  Financial information concerning these transactions is set forth in Note 39 to our audited consolidated financial statements as of and for the year ended December 31, 2017, appearing elsewhere in this annual report.  In accordance with the Chilean Corporations Law, related party transactions in publicly held corporations and its affiliates are defined as every negotiation, act, contract or operation in which the corporation deals with any of the following persons:  (i) one or more persons related to the corporation, in accordance with the Chilean Securities Law No. 18,045; (ii) a director, manager, administrator, main executive or liquidator of the corporation, acting on its own behalf or on behalf of third parties, or their respective husband or wife or any other person to which such director, manager, administrator, main executive or liquidator, or their husband or wife has a second degree relationship with (either by consanguinity or affinity); (iii) companies or corporations in which the persons mentioned in the previous item are owners, directly or through other juridical or natural persons, of 10% or more of its capital, directors, managers, administrators or main executives; (iv) those established in the bylaws of the corporation or those reasonably agreed by the board of directors; or (v) persons who acted as a director, manager, administrator, main executive or liquidator of the corporation within 18 months of the relevant transaction.

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

On September 25, 2009, we entered into a Master Services Agreement with Citigroup Inc.  This agreement regulates and supplements certain reciprocal services that, before the merger between us and Citibank Chile, had been provided pursuant to the terms of certain service agreements then in effect between Citigroup Inc. (and certain of its affiliates) and Citibank Chile, which were assumed, after the merger, by us as legal successor to Citibank Chile.  Furthermore, this Agreement seeks to foster global connectivity with respect to the banking and financial services referred to in the Global Connectivity Agreement and in the other agreements executed with Citigroup Inc. mentioned above.  This agreement had the same term of validity as the aforementioned Cooperation Agreement. Later, on October 22, 2015, we extended the term of the Master Services Agreement with Citigroup for a period of six months, beginning on January 1, 2016. On July 11, 2016, we extended the term of the same agreement for another six month period, beginning on July 1, 2016 and expiring on January 1, 2017.

On October 22, 2015, we entered into a new Global Connectivity Agreement, a new Cooperation Agreement, and a new Trademark License Agreement with Citigroup Inc., replacing the original agreements subscribed on December 27, 2008, which expired on January 1, 2016.  Among other changes, these agreements have an initial duration period of two years beginning on January 1, 2016, and expiring on January 1, 2018.  However, the parties may convene before August 31, 2017, to agree on an extension to these agreements for a period of two years commencing on January 1, 2018, until January 1, 2020.  In the event that the aforesaid extension is not agreed by the parties, these agreements will be extended once for a period of one year starting on January 1, 2018 until January 1, 2019, date on which they shall terminate without any formality.  Four months before the expiration of the extension that is agreed upon until January 1, 2020, the parties may renew the contracts according to the procedure provided in the preceding paragraph.  If the extension is not agreed in writing, such agreements shall terminate automatically after a period of one year from the expiration of the last agreed period.  The same renewal procedure may be used then as often as agreed by the parties. On August 24, 2017, we agreed to extend the Cooperation Agreement dated October 22, 2015 for a period of two years beginning on January 1, 2018, pursuant to which the parties may agree, to extend for another two-year term to commence on January 1, 2020. As a result of the extension of the Cooperation Agreement, the Global Connectivity Agreement and the Trademark License Agreement, both dated October 22, 2015, and the Master Services Agreement dated January 26, 2017, mentioned below, were extended for the same term of the Cooperation Agreement.

On January 26, 2017, we entered into a new Master Services Agreement with Citigroup Inc. replacing the original agreement dated September 25, 2009, which expired on January 1, 2017. This agreement was retroactively effective on January 1, 2017 and has the same duration of the Cooperation Agreement as mentioned above. The new Master Services Agreement regulates certain reciprocal services to be provided by the parties and seeks to foster global connectivity with respect to the banking and financial services referred to in the Global Connectivity Agreement and in the other agreements executed with Citigroup Inc.

On December 19, 2012, by means of a public deed signed before the Public Notary of Mr. René Benavente Cash, Banco de Chile together with its affiliate Banchile Corredores de Seguros Limitada entered into an agreement with Banchile Seguros de Vida S.A. called Contrato de Seguro Colectivo de Desgravamen (“Collective Debtor’s Life Insurance Agreement”) for loan mortgages.  The agreement was entered pursuant to article 40 of DFL No. 251 of 1931, General Regulation No. 330 of the SVS and Circular No. 3,530 of the SBIF and Financial Institutions, both dated March 21, 2012, upon which the public bid for the collective policy for life insurance covering loan mortgages was adjudicated to Banchile Seguros de Vida S.A., who offered the lowest rate of 0.0119800% monthly, including a 14.00% commissions fee for the insurance broker Banchile Corredores de Seguros Limitada, who will act as intermediary of the policy.

On June 19, 2013, by means of a public deed signed before the Public Notary Mr. Raúl Perry Pefaur, we acquired all of the shares of Banchile Factoring S.A. (a Bank’s subsidiary) held by our subsidiary Banchile Asesoría Financiera S.A. Pursuant to the Chilean Corporations Law article 103 N° 2, after a period of ten days starting from the date of acquisition, Banchile Factoring S.A. was dissolved and Banco de Chile became its legal successor on June 30, 2013.

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

For more information on our transactions with related parties, see Note 39 to our audited consolidated financial statements as of and for the year ended December 31, 2017, appearing elsewhere in this annual report.

Loans to Related Parties

As disclosed in Note 39(c) to our audited consolidated financial statements as of and for the year ended December 31, 2017 appearing elsewhere in this annual report, we incurred an aggregate of Ch$277,288 million in expenses and recorded Ch$131,399 million in income from transactions with related parties in 2017, other than loans.

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

We held an aggregate of Ch$463,223 million in loans (before deducting allowances for loan losses) to related parties, including Ch$191,744 million in collateral pledged by related parties, as of December 31, 2017.  See Note 39(a) to our audited consolidated financial statements as of and for the year ended December 31, 2017 appearing elsewhere in this annual report for details concerning on these transactions.

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

On October 30, 2014, the SVS imposed a fine of UF 50.000 (approximately U.S.$2.0 million as of December 31, 2014) on Banchile Corredores, based on alleged infringement of Article 53 second paragraph of Law No. 18.045 for a specific transaction of SQM-A’s shares intermediated by Banchile in 2011.  Banchile has filed a claim against that resolution before the 11th Santiago Civil Court requesting to void such fine.  Afterwards, the cause was transferred to another trial at the 22nd Santiago Civil Court.  The proceeding is still at the evidence stage.  According to Banchile Corredores’ attorney in charge of the claim, there are valid grounds to obtain a favorable judgment in favor of Banchile Corredores de Bolsa S.A.

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

Setting of Minimum Services and Emergency Teams in Case of a Strike

On September 8, 2016, the Chilean government passed a law reforming the Chilean labor framework, which went into effect on April 1, 2017. Among the changes, such framework establishes a procedure for the applicable labor regulator, after negotiations between a company and its labor unions, to set a company’s minimum services and emergency teams, prior to the commencement of a collective bargaining process.

Minimum services refer to those functions of a company which must continue to be provided during a strike because they have been determined to be essential to protect assets and facilities, to prevent accidents, guarantee public utility services, meet the basic needs of the population and prevent environmental damage or harm to health.  A company’s emergency teams are made up of the workers assigned by each union to fulfill such minimum services

The revised Chilean labor framework provides that in the event that each union and the company do not reach an agreement, minimum services and emergency teams may be determined through an administrative process.

The regional labor authority, through Resolution No. 491 dated June 16, 2017, set the minimum services and emergency teams applicable to us, partially accepting our request. We challenged this resolution by appealing to the national labor authority, which in turn responded to our appeal through Resolution No. 823, dated September 20, 2017, partially accepting our claim.

Subsequently, Resolution No. 823 being insufficient in addressing our concerns, we filed a claim before the Second Labor Court of Santiago. The Second Labor Court declared itself incompetent based on Article 360 of the Labor Code, and the Court of Appeals of Santiago confirmed that judgement. We intend to appeal to the Supreme Court.

Notwithstanding the above, we filed an inapplicability request with the Constitutional Court over the provision in which the Second Labor Court declared its incompetence, which is still pending.

As of the date of this annual report, we cannot offer any assurance as to the final outcome of these legal proceedings. To the extent we are not able to prevail, in the event of futures strikes, we could face operational disruptions due to an inadequate number of minimum services and insufficient staff for the emergency teams.

In the ordinary course of business, we have other lawsuits and legal proceedings that we do not believe will have an adverse effect on us.  According to our policies, we have established contingency allowances that may arise from lawsuits and legal proceedings.  See Note 27(c) to our audited consolidated financial statements for the years ended December 31, 2016 and 2017, appearing elsewhere in this report.

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

In March 2017, our shareholders at the ordinary annual shareholders meeting agreed to the distribution and payment of dividend No. 205 in the amount of Ch$2.92173783704 per ordinary share, with a corresponding charge to our 2016 net distributable income.

In March 2018, our shareholders at the ordinary annual shareholders meeting agreed to the distribution and payment of dividend No. 206 in the amount of Ch$3.14655951692 per ordinary share, with a corresponding charge to our 2017 net distributable income.

The following table sets forth the cash dividends declared per common share during the years ended December 2015, 2016 and 2017:

	As of and for the Year Ended December 31,
	2015	2016	2017	2017
	(in Ch$, except percentages)			(in U.S.$)
Chile GAAP:
Dividend payout ratio(1)	62.16%	65.59%	59.38%
Dividend per Common Share(2)—for shares not pledged to the Central Bank	3.43	3.38	2.92	0.008
Dividend per Common Share(2)—for shares pledged to the Central Bank(3)	4.90	4.82	4.87	0.005
Average Dividend per Common Share	3.88	3.82	3.50	0.006

(1)         Dividend payout ratio is calculated by dividing the amount of dividends paid by the earnings per share of the prior year.

(2)         Dividends per share are calculated by dividing the amount of the dividend paid during each year by the previous year’s number of shares outstanding.

(3)         Includes additional payments to the Central Bank by amounts of Ch$42,857 million in 2015, Ch$42,184 million in 2016 and Ch$56,801 million in 2017, pursuant to Law No. 19,396.

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

Stock Dividends

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

At the extraordinary shareholders’ meeting held on March 22, 2018, our shareholders agreed to a stock dividend in connection with the capitalization of 40% of our distributable net income obtained during the fiscal year 2017, through the issuance of fully paid-in shares, of no par value, with a value of Ch$93.73 per share.  This stock dividend will be distributed to the shareholders at the fixed rate of 0.02238030880 fully paid-in shares per share currently held, subject to the exercise of the options established in Article 31 of Law No. 19,396.  This capitalization is currently subject to the SBIF’s approval.

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

As mentioned under “—Stock Dividends”, at the extraordinary shareholders’ meeting held on March 23, 2017, our shareholders agreed to a stock dividend in connection with the capitalization of 40% of our distributable net income obtained during the fiscal year 2016, through the issuance of fully paid-in shares, of no par value, with a value of Ch$73.28 per share.  This stock dividend will be distributed to the shareholders at the fixed rate of 0.02658058439 fully paid-in shares per share currently held, subject to the exercise of the options established under Article 31 of Law No. 19,396.  After this capitalization, the Bank’s paid-in capital amounted to Ch$2,271,400,678,608.

As mentioned under “—Stock Dividends”, at the extraordinary shareholders’ meeting held on March 22, 2018, our shareholders agreed to a stock dividend in connection with the capitalization of 40% of our distributable net income obtained during the fiscal year 2017, through the issuance of fully paid-in shares, of no par value, with a value of Ch$93.73 per share.  This stock dividend will be distributed to the shareholders at the fixed rate of 0.02238030880 fully paid-in shares per share currently held, subject to the exercise of the options established under Article 31 of Law No. 19,396.  After this capitalization, the Bank’s paid-in capital will amount to Ch$2,418,833,181,067.  As previously mentioned, this capitalization is currently subject to the SBIF’s approval.

ADR Holders

Dividends payable to holders of our ADSs are net of conversion expenses of the depositary and are subject to Chilean Withholding Tax currently at the rate of 35%, subject to certain credits.  Owners of our ADSs are not charged any fees by us with respect to cash or stock dividends.

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

The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States.  The Santiago Stock Exchange, which is Chile’s main exchange, had a market capitalization of approximately U.S.$294,227 million as of December 31, 2017. As of the same date, the total annual trading turnover was approximately U.S.$37,913 million while the average monthly trading turnover was approximately U.S.$3,159 million.  The Santiago Stock Exchange was established in 1893 and is a private company whose equity consists of 4,800,000 shares owned by 46 shareholders. As of December 31, 2017, 212 companies were listed on the Santiago Stock Exchange.

According to information provided by the Santiago Stock Exchange, as of December 30, 2017 (the latest available data), this exchange represented 93.1% of the equity trading in Chile.  The remaining amount of equities was mostly traded on the Chilean Electronic Stock Exchange and, to a lesser extent, on the Valparaiso Stock Exchange.

In addition, as reported by the Santiago Stock Exchange, the ten largest companies in terms of market capitalization represented approximately 44.13% of the Santiago Stock Exchange’s aggregate market capitalization as of December 31, 2017.  As of the same date, those companies accounted for approximately 43.39% of its equity trading.  During 2017 approximately 33.5% of the companies listed on the Santiago Stock Exchange had their shares traded on an average of 70.0% or more of the exchange’s trading days.

Our ADSs, each representing 600 shares of common stock, without nominal (par) value, have been listed on the NYSE since January 2, 2002 under the symbol “BCH.”  JPMorgan Chase Bank is our depositary for purposes of the ADSs.  As of December 31, 2017, a maximum of 2,576,171 ADSs were outstanding (equivalent to 1,545,702,600 shares of common stock or 1.55% of the total number of issued shares of common stock as of the same date).  Since certain of our ADSs are held by brokers or other nominees, the number of record holders in the United States may not be fully indicative of the number of direct beneficial owners in the United States or of where the beneficial owners of such shares are resident.

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

The table below shows, for the periods indicated, the annual, quarterly and monthly high and low closing prices (in nominal Chilean pesos) of the traded shares of our securities, labeled “Chile” series, on the Santiago Stock Exchange, the Electronic Stock Exchange and the Valparaiso Stock Exchange:

	Santiago Stock Exchange		Electronic Stock Exchange		Valparaiso Stock Exchange
Period	High	Low	High	Low	High	Low
	(Ch$ per share of our common stock)(1)
Annual Price History
2013	80.3	69.0	80.3	68.3	80.0	68.5
2014	75.3	66.3	75.8	66.3	73.5	69.5
2015	74.6	68.1	74.6	67.3	72.3	70.7
2016	79.3	68.6	80.0	68.7	74.3	70.1
2017	100.4	76.9	104.0	75.0	91.3	78.2
2018 (through April 20)	105.3	99.0	105.0	99.0	103.5	101.0
Quarterly Price History
2013
1st Quarter 2013	80.3	72.2	80.3	71.8	80.0	73.6
2nd Quarter 2013	74.7	69.0	74.9	68.3	74.5	68.5
3rd Quarter 2013	79.8	69.1	79.9	69.1	78.2	70.0
4th Quarter 2013	78.4	73.4	78.5	73.3	—	—
2014
1st Quarter 2014	75.2	66.3	75.8	66.3	70.6	70.4
2nd Quarter 2014	75.3	69.8	75.5	68.0	—	—
3rd Quarter 2014	74.5	70.9	74.4	70.9	73.5	73.5
4th Quarter 2014	75.3	69.0	75.5	69.0	69.5	69.5
2015
1st Quarter 2015	73.0	68.9	73.0	68.9	72.3	72.3
2nd Quarter 2015	72.0	69.4	72.4	68.8	70.7	70.7
3rd Quarter 2015	73.5	69.1	73.7	68.5	—	—
4th Quarter 2015	74.6	68.1	74.6	67.3	—	—
2016
1st Quarter 2016	76.3	68.6	76.4	68.7	74.1	71.6
2nd Quarter 2016	72.5	69.6	73.6	69.5	72.0	71.1
3rd Quarter 2016	75.7	70.1	75.8	70.1	74.3	70.1
4th Quarter 2016	79.3	73.7	80.0	73.4	—	—
2017
1st Quarter 2017	83.0	76.9	83.0	75.0	78.2	78.2
2nd Quarter 2017	87.6	80.1	88.0	79.5	—	—
3rd Quarter 2017	97.6	86.9	97.9	86.1	91.0	91.0
4th Quarter 2017	100.4	87.8	104.0	87.5	91.3	90.1
2018
1st Quarter 2018	105.3	99.0	105.0	99.0	103.5	101.0
Monthly Price History
November 2017	97.0	88.2	97.6	88.0	90.1	90.1
December 2017	100.4	87.8	104.0	87.5	91.3	91.3
January 2018	105.3	99.7	105.0	100.0	103.5	103.5
February 2018	103.7	100.2	104.2	100.0	101.3	101.0
March 2018	105.2	99.0	102.9	99.0	—	—
April 2018 (through April 20)	101.9	100.4	101.9	101.5	101.6	101.6

Sources:  Santiago Stock Exchange, Electronic Stock Exchange and Valparaiso Stock Exchange—Official Quotation Bulletins and Bloomberg.

(1)         Pesos per share reflect nominal price at trade date.

The table below shows the annual, quarterly and monthly high and low closing prices, as reported by the NYSE and Latibex:

	New York Stock Exchange		Latibex
Period	High	Low	High	Low
	(U.S.$ per ADS)(1)		(Euros per Trading Unit)(2)
Annual Price History
2013	102.00	81.00	85.80	56.40
2014	84.91	67.38	—	—
2015	71.70	57.48	—	—
2016	72.48	56.27	—	—
2017	98.14	69.91	—	—
2018 (through April 20)	105.50	98.75	—	—
Quarterly Price History
2013
1st Quarter 2013	102.00	92.94	85.80	64.80
2nd Quarter 2013	95.27	81.00	84.00	56.40
3rd Quarter 2013	95.20	82.56	68.40	57.60
4th Quarter 2013	94.00	84.44	69.00	65.40
2014
1st Quarter 2014	84.91	70.43	—	—
2nd Quarter 2014	82.10	75.39	—	—
3rd Quarter 2014	80.65	72.88	—	—
4th Quarter 2014	75.94	67.38	—	—
2015
1st Quarter 2015	70.22	64.30	—	—
2nd Quarter 2015	71.70	64.05	—	—
3rd Quarter 2015	66.78	58.60	—	—
4th Quarter 2015	66.36	57.48	—	—
2016
1st Quarter 2016	65.35	56.27	—	—
2nd Quarter 2016	65.86	60.20	—	—
3rd Quarter 2016	69.30	63.31	—	—
4th Quarter 2016	72.48	66.32	—	—
2017
1st Quarter 2017	74.95	69.91	—	—
2nd Quarter 2017	79.04	72.70	—	—
3rd Quarter 2017	92.99	77.89	—	—
4th Quarter 2017	98.14	80.64	—	—
2018
1st Quarter 2018	105.50	98.75	—	—
Monthly Price History			—	—
November 2017	92.61	82.96	—	—
December 2017	98.14	80.64
January 2018	105.00	98.91	—	—
February 2018	105.50	100.29
March 2018	102.93	98.75	—	—
April 2018 (through April 20)	102.16	99.73	—	—

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

Capitalization

As of April 20, 2018, there are 99,444,132,192 Banco de Chile shares outstanding of our capital stock.  All of such shares are fully paid.

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

Our shareholders’ meetings held in 2017 were:

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

As of April 20, 2018, the following shareholders’ meetings had been held:

•                  The ordinary annual shareholders’ meeting held on March 22, 2018, where our shareholders agreed to the distribution and payment of dividend No. 206, in the amount of Ch$3.14655951692 per Banco de Chile common share, with a charge to 2017 net distributable income of Banco de Chile.

•                  The extraordinary shareholders’ meeting held on March 22, 2018, where our shareholders agreed to issue a stock dividend in connection with the capitalization of 40% of our distributable net income obtained during the fiscal year 2017 by means of the issuance of fully paid in shares, without par value, with a value of Ch$93.73 per share, which was distributed among the shareholders in the proportion of 0.02238030880 fully paid in shares for each share held, subject to the exercise of the options established in Article 31 of Law No. 19,396.  This capitalization is currently subject to the SBIF’s approval.

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

We may declare a dividend in cash or in shares.  When a share dividend is declared above the legal minimum (which minimum must be paid in cash), our shareholders must be given the option to elect to receive cash.  A holder of our ADSs may, in the absence of an effective registration statement under the Securities Act or an available exemption from the registration requirement thereunder, effectively be required to receive a dividend in cash.  See “Item 10. Additional Information—Memorandum and Articles of Association—Preemptive Rights and Increases of Share Capital.”

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

MATERIAL CONTRACTS

See “Item 7.  Major Shareholders and Related Party Transactions—Related Party Transactions.”

EXCHANGE CONTROLS

The Central Bank is responsible for maintaining the stability of the Chilean peso and the normal functioning of internal and external payments.  The authority of the Central Bank for these purposes includes regulation of the amount of currency and credit in circulation, the performance of credit transactions and foreign exchange transactions and the issuance of regulatory provisions regarding monetary, credit, financing and foreign exchange matters.

Under the Basic Constitutional Act of the Central Bank, Law No. 18,840, foreign exchange transactions can be carried out in Chile by any person, subject to the limitations and restrictions established by the Central Bank.  Foreign exchange transactions include buying and selling foreign currency and, in general, any act or agreement that may have the effect of creating, amending, or extinguishing an obligation payable in foreign currency, even if no transfer of funds or drafts to or from Chile is actually involved.  Foreign exchange transactions also include transfers of or transactions with respect to gold or instruments representing gold.

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

In Chile, until December 2015, foreign investments could also be made through the Foreign Investment Committee under Decree Law No. 600 of 1974, Foreign Investment Statute, which was an optional mechanism to invest capital in Chile that required, among other items, a foreign investment contract with the State of Chile.  However, on September 29, 2014, Law No. 20,780 was published, which repealed Decree 600 effective January 1, 2016.  However, this repeal does not apply retroactively.  Therefore, foreign investment agreements entered into under Decree Law 600, before its repeal, will continue to be governed by Decree Law 600.

Investment in Our Shares and ADSs

With regard to exchange controls, investments made in shares of our common stock are subject to the following requirements:

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

Cash Dividends and Other Distributions

Cash dividends distributed by us to foreign holders of our ADSs or shares of common stock are subject to a 35.0% withholding tax, which is withheld, declared and paid to the Chilean Treasury by us (the “Chilean Withholding Tax” hereafter).  A tax credit associated with the corporate income tax or the first category tax (the “Corporate Tax” hereafter) actually paid by the company on the taxable income from which dividends are distributed may be deducted from the Chilean Withholding Tax levied on cash dividends.  .  However, in case of distribution of book income in excess of retained taxable income, those dividends will be subject to Chilean Withholding Tax and no tax credit is permitted as long as the related income has not paid the corporate tax before.  Finally, distribution of non-taxable income is relieved from Chilean Withholding Tax.

For purposes of applying the Chilean Withholding Tax, cash dividends are grossed-up in the amount the Corporate Tax paid by the company, in the proportion corresponding to the ADS holder.

As for dividends distributed by Banco de Chile, in order to determine the amount of the Corporate Tax credit, the following rules apply:

•                  For dividends distributed in the fiscal year 2017, the effective rate of credit will be the weighted average tax rate paid on the accumulated earnings until 2017.

•                  In case of dividends distributed from 2018 onwards, the tax credit will be determined by applying the rate of the first category in effect during the year of the corresponding distribution.

•                  In both of the previously mentioned cases, the credit will be limited up to the amount of the first category tax effectively paid by the company on its accumulated profits.

If on the dividend distribution date there are neither retained taxable profits on which Corporate Tax has been paid nor tax-exempted retained profits, a Chilean Withholding Tax of 35% with a provisional Corporate Tax credit will be applicable.  This provisional Corporate Tax credit must be confirmed by the company’s taxable income as of December 31 of the year in which the dividend was paid.  If such provisional credit is determined to be totally or partially not applicable at the end of the year because retained taxable profits were not enough to cover the distribution, foreign holders shall reimburse to the Company the excess resulting from the tax difference originated by the provisional credit.

Notwithstanding the above, as of January 1, 2017 onwards Banco de Chile has been subject to a semi-integrated system by which personal or withholding taxes are only triggered upon distribution of taxable profits to the company’s owners or shareholders, with a tax credit of only 65% of the paid Corporate Tax, unless the owner or shareholder is resident in a country holding Double Taxation Avoidance Treaty with Chile, in which case a tax credit up to 100% of the corporate tax paid by the company can be used against withholding taxes.  In case the double tax Treaty has been only signed up to 2017, but not yet entered in force, Law No. 20,899, enacted on February 8, 2016, established a temporary extension of the use of 100% of corporate tax credit up to 2019. Consequently, Law No. 21,047 enacted on November 23, 2017 extended the previously mentioned exemption until 31 December 2021, with regard to double taxations treaties signed through January 1, 2019 and pending to enter into force as of December 31, 2021.

However, in order to provide evidence of their tax residence, foreign holders of our ADSs or of our shares of common stock must send to Banco de Chile a certificate of residence issued by their local tax authority. This certificate must be legalized or apostilled and valid at the moment of the distribution of dividends, otherwise the Tax credit will be 65%.

In our case, we are permitted to deduct dividends paid to SAOS from our taxable base. Accordingly, our actual income tax and, therefore, the amount of tax credit that can be used by the investor is lower than it would be in absence of this tax benefit. In accordance with Law No. 19,396, this benefit shall expire once the Central Bank subordinated debt is totally paid by SAOS. Although we cannot offer any assurance, we expect SAOS to fully pay off the Central Bank subordinated debt in 2019, when Banco de Chile would expect to distribute dividends to its shareholders with a charge to net distributable income for the year ended December 31, 2018. As such, this deduction from our taxable base could only be applied until 2018. This effect occurs because the installment to be paid by SAOS, with regard to the Central Bank subordinated debt, is determined at the end of the year only to the extent that we have profits. In that sense, Chilean tax legislation allows us to deduct expenses once they are due, notwithstanding their payment is pending. Therefore, at the year’s end expenses based on payments of the Central Bank debt may be deducted from our taxable base

Furthermore, given consecutive changes to the Chilean Tax System, the statutory corporate tax rate has gradually increased and currently stands at 25.0% under the attribution regime and 27.0% under the semi-integrated regime from 2018 onwards.

The increase in the corporate tax rate had impact on our Deferred Taxes outstanding.  For more information see Note 17 to our audited consolidated financial statements as of and for the year ended December 31, 2017 appearing elsewhere in this annual report.

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

Nevertheless, as of 2017 capital gains associated with the sale of shares obtained as stock dividends are subject to the general tax regime. Therefore, foreign investors will be subject to Chilean Withholding Tax on capital gains arising as a consequence of the sale of shares received as stock dividends.  However, if the stock complies with the requirements established by Article 107 of Chilean Income Tax Law, especially in relation to acquired shares in a capital increase (see “Capital Gains” and specifically its letter a), capital gains will be free of tax.

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

b)             The rescue of Fund quotas (capital investments) is not subject to Chilean taxes, only to the extent that the fund has been liquidated, only with respect to the capital invested plus its readjustment by inflation.

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

Other Relevant Aspects

Aside from the changes that have been mentioned so far, personal tax for Chilean residents was reduced in the higher-income bracket from 40% to 35% starting January 1, 2017.

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

This summary is not a comprehensive discussion of all of the tax considerations that may be relevant to a U.S. Holder’s decision to acquire ADSs or shares of our common stock.  In particular, this discussion is directed only to U.S. Holders that will hold ADSs or shares of our common stock as capital assets (generally, property held for investment) and it does not address the Medicare tax on net investment income or any special U.S. federal income tax consequences that may be applicable to U.S. Holders that are subject to special treatment under the Internal Revenue Code of 1986, as amended (“U.S. Code”), such as banks, brokers or dealers in securities or currencies, traders in securities electing the mark-to-market method of accounting, financial institutions, insurance companies, tax-exempt entities, regulated investment companies, real estate investment trusts, partnerships, holders that own or are treated as owning 10% or more of our stock (by vote or by value), persons holding ADSs or shares of our common stock as part of a hedging, conversion or other integrated transaction or a straddle, persons subject to the alternative minimum tax or U.S. Holders whose functional currency is not the U.S. dollar.  Prospective investors are advised to satisfy themselves as to the overall U.S. federal, state and local tax consequences of their ownership of ADSs or shares of our common stock by consulting their own tax advisors.

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

The ADSs are listed on the NYSE, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed.  Moreover, as discussed below under “—Passive Foreign Investment Companies,” we believe that we will not be treated as a PFIC for U.S. federal income tax purposes with respect to our 2017 and current taxable year, and based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, relevant market and shareholder data and our current business plans, we do not anticipate becoming a PFIC in the future.  However, there can be no assurance in this regard because the PFIC determination is made annually and is based on the portion of our assets (including goodwill) and income that is characterized as passive under the PFIC rules and our continued qualification for an exception to the PFIC rules for certain foreign banks.

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

Item 11                                   Quantitative and Qualitative Disclosures About Market Risk

For quantitative and qualitative information related to market risk, see Note 42 to our audited consolidated financial statements as of and for the year ended December 31, 2017 appearing elsewhere in this annual report.

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

Payments by the Depositary

The Depositary has agreed to reimburse us for certain reasonable expenses related to the ADS program, subject to a cap agreed between the Depositary and us.  These reimbursable expenses currently include, but are not limited to, legal fees, NYSE listing fees, investor relations servicing, investor related presentations, ADR-related advertising and public relations in those jurisdictions in which the ADRs may be listed or otherwise quoted for trading, and accountants’ fees in relation to our regulatory filings. During the year ended December 31, 2017, we received gross reimbursements from the depositary for an amount of U.S.$10,119.

PART II

Item 13                                   Defaults, Dividend Arrearages and Delinquencies

None.

Item 14                                   Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15                                   Controls and Procedures

(a) Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2017.

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

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2017.  In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO — 2013 framework) in Internal Control-Integrated Framework.

Based on our assessment and those criteria, management believes that the company maintained effective internal control over financial reporting as of December 31, 2017.

(c) Report of Independent Registered Public Accounting Firm on Internal Controls

Ernst & Young Servicios Profesionales de Auditoría y Asesorías SpA (“EY Audit SpA”), the independent registered public accounting firm that has audited our financial statements, has issued an attestation report on our internal control over financial reporting as of December 31, 2017.  This attestation report appears on page F-3 of our audited consolidated financial statements as of and for the year ended December 31, 2017.

(d) Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2017 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16B               Code of Ethics

In 2008, we adopted a new Code of Ethics, as defined in Item 16B of Form 20-F under the Exchange Act, which we frequently revise and update. The Code of Ethics applies to directors and consultants of our Board, to our chief executive officer, chief financial officer, principal accounting officer and persons performing similar functions, and to all other employees without exception.  A current copy of the Code of Ethics is filed as Exhibit 11.1 to this annual report.

The Code of Ethics is available to the general public on our web page at www.bancochile.cl.

Item 16C               Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, EY Audit SpA, during the fiscal years ended December 31, 2015, 2016 and 2017:

	Year ended December 31,
	2015		2016		2017
	(in millions of Ch$)
Audit fees	Ch$	822	Ch$	852	Ch$	760
Audit-related fees	—		—		—
Tax fees	52		29		10
Other fees	826		448		101
Total fees	Ch$	1,700	Ch$	1,329	Ch$	871

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

“Audit-related fees” in the above table are the aggregate fees billed  by EY Audit SpA for assurance and related services that are reasonably related to the performance of the audit or review of the Bank’s financial statements and are not reported under “audit fees”.  Services such as (i) attestation reports not required by statute or regulations and (ii) merger and acquisition due diligence are included on this line item.  During 2015, 2016 and 2017, there were no such services rendered.

“Tax fees” in the above table are the aggregate fees billed by EY Audit SpA for permitted tax advisory and tax compliance services.

“All Other fees” incurred in 2015, 2016 and 2017 were related to certain consulting services such as:  (i) operational risk assessment, and (ii) foreign regulations compliance.

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

Item 16E               Purchases of Equity Securities by the Issuer and Affiliated Purchasers

We did not make any purchases of our previously issued shares during the fiscal year ended December 31, 2017.

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

Under the Chilean Corporations Law, as recently amended, there are several factors that must be observed in order to determine whether a director is deemed to be independent. These factors are included in Article 50 bis of the Chilean Corporations Law. In addition, under the regulations of the SBIF, members of the directors/audit committee must satisfy international independence criteria set forth by our board of directors.

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

Consolidated Financial Statements

BANCO DE CHILE AND SUBSIDIARIES

December 31, 2016 and 2017

Ch$ or CLP	=	Chilean pesos
MCh$	=	Millions of Chilean pesos
US$ or USD	=	U.S. dollars
ThUS$	=	Thousands of U.S. dollars
JPY	=	Japanese yen
EUR	=	Euro
HKD	=	Hong Kong dollars
PEN	=	Peruvian sol
CHF	=	Swiss franc
UF or CLF	=	Unidad de fomento
(The unidad de fomento is an inflation-indexed, Chilean peso denominated monetary unit set daily in advance on the basis of the previous month’s inflation rate).

EY Chile Avda. Presidente Riesco 5435, piso 4, Santiago	Tel: +56 (2) 2676 1000 www.eychile.cl

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Banco de Chile

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Banco de Chile and subsidiaries (the “Bank”) as of December 31, 2017 and 2016, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Bank as of December 31, 2017 and 2016, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Bank’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 26, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

These consolidated financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on the Bank’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Bank in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/EY Audit SpA

We have served as the Bank´s auditor since 2002.

Santiago, Chile
April 26, 2018

EY Chile Avda. Presidente Riesco 5435, piso 4, Santiago	Tel: +56 (2) 2676 1000 www.eychile.cl

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Banco de Chile

Opinion on Internal Control over Financial Reporting

We have audited Banco de Chile and subsidiaries’ internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Banco de Chile and subsidiaries (the “Bank”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Bank as of December 31, 2017 and 2016, the related consolidated statements of comprehensive income, changes in equity and cash flows, for each of the three years in the period ended December 31, 2017, and the related notes and our report dated April 26, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

The Bank’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Bank’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Bank in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

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

Definition and Limitations of Internal Control over Financial Reporting

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

/s/EY Audit SpA

Santiago, Chile
April 26, 2018

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2016 and 2017

(Expressed in millions of Chilean pesos unless otherwise specified)

		2016	2017	2017
	Notes	MCh$	MCh$	ThUS$
ASSETS
Cash and due from banks	6	1,408,167	1,057,393	1,718,137
Transactions in the course of collection	6	206,972	255,968	415,917
Financial assets held-for-trading	7	1,379,958	1,538,578	2,500,005
Cash collateral on securities borrowed and reverse repurchase agreements	8	55,703	91,641	148,906
Derivative instruments	9	939,649	1,247,941	2,027,755
Loans and advance to banks	10	1,173,187	760,021	1,234,943
Loans to customers, net	11	24,843,655	24,955,692	40,550,009
Financial assets available-for-sale	12	374,470	1,526,315	2,480,079
Investments in other companies	13	30,314	35,771	58,124
Intangible assets	14	65,036	72,455	117,731
Property and equipment	15	219,082	216,259	351,395
Investments properties	16	14,674	14,306	23,246
Current tax assets	17	6,657	23,032	37,423
Deferred tax assets, net	17	176,923	161,265	262,036
Other assets	18	462,857	604,800	982,728
TOTAL ASSETS		31,357,304	32,561,437	52,908,434
LIABILITIES
Current accounts and other demand deposits	19	8,321,148	8,915,706	14,486,954
Transactions in the course of payments	6	25,702	29,871	48,538
Cash collateral on securities lent and repurchase agreements	8	216,817	195,392	317,489
Saving accounts and time deposits	20	10,552,901	10,067,778	16,358,933
Derivate instruments	9	966,509	1,392,995	2,263,450
Borrowings from financial institutions	21	1,040,026	1,195,028	1,941,777
Debt issued	22	6,177,927	6,488,975	10,543,807
Other financial obligations	23	186,199	137,163	222,873
Current tax liabilities	17	—	3,453	5,611
Provisions	24	187,568	194,537	316,099
Employee benefits	25	83,345	86,628	140,760
Other liabilities	26	291,488	308,563	501,378
TOTAL LIABILITIES		28,049,630	29,016,089	47,147,669
EQUITY
Attributable to equity holders of the parent:
Capital		2,138,047	2,271,401	3,690,754
Reserves		709,771	809,557	1,315,433
Other comprehensive income		(14,507)	127	206
Retained earnings:
Retained earnings from previous periods		64,986	64,986	105,595
Income for the year		575,051	572,080	929,561
Less:
Provisions for minimum dividend		(165,675)	(172,804)	(280,786)
Non-controlling interest		1	1	2
TOTAL EQUITY	28	3,307,674	3,545,348	5,760,765
TOTAL LIABILITIES AND EQUITY		31,357,304	32,561,437	52,908,434

The accompanying notes 1 to 44 are an

integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

As of December 31, 2015, 2016 and 2017

(Expressed in millions of Chilean pesos unless otherwise specified)

		2015	2016	2017	2017
	Notes	MCh$	MCh$	MCh$	ThUS$

A. STATEMENT OF INCOME
Interest revenue	29	1,908,457	1,916,992	1,886,700	3,065,661
Interest expense	29	(680,169)	(690,259)	(652,005)	(1,059,430)
Net interest income		1,228,288	1,226,733	1,234,695	2,006,231

Income from fees and commissions	30	436,076	441,043	471,702	766,459
Expense from fees and commissions	30	(130,097)	(119,772)	(124,028)	(201,530)
Net fees and commissions income		305,979	321,271	347,674	564,929

Net financial operating income	31	44,412	128,575	(29,661)	(48,195)
Foreign exchange transactions, net	32	57,318	12,405	104,875	170,409
Other operating income	37	25,486	28,575	29,959	48,680
Total operating revenues		1,661,483	1,717,559	1,687,542	2,742,054

Provision for loan losses	33	(246,222)	(259,263)	(221,255)	(359,513)
OPERATING REVENUES, NET OF PROVISIONS FOR LOAN LOSSES		1,415,261	1,458,296	1,466,287	2,382,541

Personnel expenses	34	(381,388)	(417,918)	(409,331)	(665,114)
Administrative expenses	35	(289,974)	(306,344)	(311,455)	(506,077)
Depreciation and amortization	36	(31,822)	(35,575)	(37,536)	(60,992)
Impairments	36	(263)	(274)	(166)	(270)
Other operating expenses	38	(22,831)	(26,936)	(25,868)	(42,032)
TOTAL OPERATING EXPENSES		(726,278)	(787,047)	(784,356)	(1,274,485)

NET OPERATING INCOME		688,983	671,249	681,931	1,108,056

Income attributable to associates	13	3,243	4,014	5,511	8,955
Income before income taxes		692,226	675,263	687,442	1,117,011
Income taxes	17	(82,321)	(100,212)	(115,361)	(187,448)
NET INCOME FOR THE YEAR		609,905	575,051	572,081	929,563

Attributable to:
Equity holders of the parent		609,903	575,051	572,080	929,561
Non-controlling interest		2	—	1	2

Net income per share from continued operations attributable to equity holders of the parent:	28	Ch$	Ch$	Ch$	US$
Basic net income per share		6.13	5.78	5.75	0.01
Diluted net income per share		6.13	5.78	5.75	0.01

The accompanying notes 1 to 44 are an

integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

As of December 31, 2015, 2016 and 2017

(Expressed in millions of Chilean pesos unless otherwise specified)

		2015	2016	2017	2017
	Notes	MCh$	MCh$	MCh$	ThUS$
B. CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

NET INCOME FOR THE YEAR		609,905	575,051	572,081	929,563

Other comprehensive income that will be reclassified subsequently to profit or loss

Net unrealized gains (losses):
Net change in unrealized gains (losses) on available for sale instruments	12	7,243	(52,345)	4,775	7,759
Gains and losses on derivatives held as cash flow hedges	9	9,971	(50,481)	14,979	24,339
Cumulative translation adjustment	28	2	(59)	—	—
Subtotal Other comprehensive income before income taxes		17,216	(102,885)	19,754	32,098

Income tax		(4,600)	24,690	(5,120)	(8,319)

Total other comprehensive income items that will be reclassified subsequently to profit or loss		12,616	(78,195)	14,634	23,779

Other comprehensive income that will not be reclassified subsequently to profit or loss

Actuarial gains (losses)		(33)	169	164	266

Subtotal other comprehensive income before income taxes		(33)	169	164	266

Income taxes		9	(45)	(45)	(73)

Total other comprehensive income items that will not be reclassified subsequently to profit or loss		(24)	124	119	193

Subtotal other comprehensive income		12,592	(78,071)	14,753	23,972

TOTAL CONSOLIDATED COMPREHENSIVE INCOME		622,497	496,980	586,834	953,535

Attributable to:
Equity holders of the parent		622,495	496,980	586,833	953,533
Non-controlling interest		2	—	1	2

The accompanying notes 1 to 44 are an

integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

for the years ended December 31, 2015, 2016 and 2017

(Expressed in millions of Chilean pesos unless otherwise specified)

			Reserves		Other comprehensive income*			Retained earnings
		Paid-in capital	Other reserves	Reserves from earnings	Unrealized gains (losses) on available for sale instruments	Cumulative translation adjustment	Cash flow hedge adjustment	Retained earnings from previous periods	Income for the year	Provision for minimum dividends	Attributable to equity holders of the parent	Non-controlling interest	Total equity
	Notes	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2015		1,944,920	98,870	332,606	40,929	57	10,086	65,311	595,518	(177,324)	2,910,973	2	2,910,975
Capitalization of retained earnings		96,253	—	—	—	—	—	—	(96,253)	—	—	—	—
Retention (release) earnings		—	—	131,820	—	—	—	—	(131,820)	—	—	—	—
Defined benefit plans adjustment		—	(24)	—	—	—	—	—	—	—	(24)	—	(24)
Capital increase investment in other companies		—	(1)	—	—	—	—	—	—	—	(1)	—	(1)
Dividends distributions and paid		—	—	—	—	—	—	—	(367,445)	177,324	(190,121)	(1)	(190,122)
Cumulative translation adjustment		—	—	—	—	2	—	—	—	—	2	—	2
Valuation adjustment on available-for-sale instruments (net)		—	—	—	4,886	—	—	—	—	—	4,886	—	4,886
Cash flow hedge adjustment, net		—	—	—	—	—	7,728	—	—	—	7,728	—	7,728
Income for the year		—	—	—	—	—	—	—	609,903	—	609,903	2	609,905
Equity adjustment investment in other companies		—	—	—	—	—	—	(325)	—	—	(325)	—	(325)
Provision for minimum dividends		—	—	—	—	—	—	—	—	(167,699)	(167,699)	—	(167,699)
Balances as of December 31, 2015		2,041,173	98,845	464,426	45,815	59	17,814	64,986	609,903	(167,699)	3,175,322	3	3,175,325
Balances as of January 1, 2016		2,041,173	98,845	464,426	45,815	59	17,814	64,986	609,903	(167,699)	3,175,322	3	3,175,325
Capitalization of retained earnings	28	96,874	—	—	—	—	—	—	(96,874)	—	—	—	—
Retention (release) earnings		—	—	146,375	—	—	—	—	(146,375)	—	—	—	—
Defined benefit plans adjustment		—	124	—	—	—	—	—	—	—	124	—	124
Capital increase investment in other companies		—	1	—	—	—	—	—	—	—	1	—	1
Dividends distributions and paid	28	—	—	—	—	—	—	—	(366,654)	167,699	(198,955)	(2)	(198,957)
Cumulative translation adjustment		—	—	—	—	(59)	—	—	—	—	(59)	—	(59)
Valuation adjustment on available-for-sale instruments (net)		—	—	—	(39,770)	—	—	—	—	—	(39,770)	—	(39,770)
Cash flow hedge adjustment, net		—	—	—	—	—	(38,366)	—	—	—	(38,366)	—	(38,366)
Income for the year		—	—	—	—	—	—	—	575,051	—	575,051	—	575,051
Provision for minimum dividends		—	—	—	—	—	—	—	—	(165,675)	(165,675)	—	(165,675)
Balances as of December 31, 2016		2,138,047	98,970	610,801	6,045	—	(20,552)	64,986	575,051	(165,675)	3,307,673	1	3,307,674
Balances as of January 1, 2017		2,138,047	98,970	610,801	6,045	—	(20,552)	64,986	575,051	(165,675)	3,307,673	1	3,307,674
Capitalization of retained earnings	28	133,354	—	—	—	—	—	—	(133,354)	—	—	—	—
Retention (release) earnings		—	—	99,663	—	—	—	—	(99,663)	—	—	—	—
Defined benefit plans adjustment		—	123	—	—	—	—	—	—	—	123	—	123
Dividends distributions and paid	28	—	—	—	—	—	—	—	(342,034)	165,675	(176,359)	(1)	(176,360)
Valuation adjustment on available-for-sale instruments (net)	28	—	—	—	3,476	—	—	—	—	—	3,476	—	3,476
Cash flow hedge adjustment, net	28	—	—	—	—	—	11,158	—	—	—	11,158	—	11,158
Income for the year		—	—	—	—	—	—	—	572,080	—	572,080	1	572,081
Provision for minimum dividends		—	—	—	—	—	—	—	—	(172,804)	(172,804)	—	(172,804)
Balances as of December 31, 2017		2,271,401	99,093	710,464	9,521	—	(9,394)	64,986	572,080	(172,804)	3,545,347	1	3,545,348

* As of December 31, 2015, 2016 and 2017 total other comprehensive income is MCh$63,688, MCh$ (14,507), and MCh$127 respectively.

The accompanying notes 1 to 44 are an

integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2015, 2016 and 2017

(Expressed in millions of Chilean pesos unless otherwise specified)

		2015	2016	2017	2017
	Notes	MCh$	MCh$	MCh$	ThUS$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the year		609,905	575,051	572,081	929,563
Items that do not represent cash flows:
Depreciation and amortization	36	31,822	35,575	37,536	60,992
Impairment property and equipment	36	263	274	166	270
Provision for loan losses	33	306,339	306,214	271,442	441,061
Provision financial guarantees	33	(7,168)	(109)	(710)	(1,154)
Fair value adjustment of financial assets held-for-trading		1,273	(2,394)	1,614	2,623
Provision for deferred income taxes	17	(34,952)	(35,202)	14,314	23,259
Income attributable to associates	13	(3,243)	(4,019)	(5,511)	(8,955)
Net gain on sales of assets received in lieu of payment	37	(1,569)	(2,978)	(1,941)	(3,154)
Net gain loss on sales of property and equipment		(204)	(183)	(623)	(1,012)
Other charges (credits) to income that do not represent cash flows		(2,868)	(14,139)	543	882
(Gain) loss from foreign exchange transactions of other assets and other liabilities		(545,380)	28,892	38,374	62,353
Other adjustments in interest and fee accruals		132,751	(147,643)	(54,294)	(88,221)

Changes in assets and liabilities that affect operating cash flows:
(Increase) decrease in loans and advances to banks, net		(239,618)	221,556	413,570	672,002
(Increase) decrease in loans to customers, net		(2,723,991)	(1,035,767)	(462,358)	(751,277)
(Increase) decrease in financial assets held-for-trading, net		(550,295)	(512,572)	(110,935)	(180,256)
Increase (decrease) in current accounts and other demand deposits		1,392,434	(4,529)	594,306	965,676
Increase (decrease) in payables from repurchase agreements and security lending		(59,374)	21,725	(20,474)	(33,268)
Increase (decrease) in saving accounts and time deposits		189,893	635,156	(441,174)	(716,855)
(Increase) decrease in other operating assets and liabilities		(143,504)	86,771	12,958	21,055
Proceeds from sale of assets received in lieu of payment		7,769	10,860	13,679	22,227
Total cash flows from operating activities		(1,639,717)	162,539	872,563	1,417,811

CASH FLOWS FROM INVESTING ACTIVITIES:
(Increase) decrease in financial assets available-for-sale		605,772	563,457	(1,142,796)	(1,856,907)
Purchases of property and equipment	15	(31,476)	(27,819)	(23,224)	(37,736)
Proceeds from sales of property and equipment		575	220	652	1,059
Purchases of intangible assets	14	(8,519)	(11,248)	(18,779)	(30,514)
Investments in other companies	13	(314)	(1,129)	—	—
(Increase) decrease in other assets and liabilities		750	(867)	—	—
Dividends received from investments in other companies		663	667	484	786
Total cash flows from investing activities		567,451	523,281	(1,183,663)	(1,923,312)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase (decrease) in borrowings from financial institutions		430,098	(489,157)	154,552	251,128
Increase (decrease) in other financial obligations		(9,593)	17,467	(44,938)	(73,019)
Increase (decrease) in borrowings from Central Bank		(3)	(3)	(2)	(3)
Other long-term borrowings		13,803	17,808	8	13
Payment of other long-term borrowings		(17,744)	(21,359)	(3,349)	(5,442)
Repayment of mortgage finance bonds		(13,059)	(8,552)	(5,818)	(9,454)
Proceeds from bond issuances	22	1,342,224	887,185	590,052	958,764
Proceeds from commercial papers (short-term bonds)	22	1,128,183	532,852	808,949	1,314,445
Redemption from bond issuances		(1,292,647)	(1,281,182)	(1,024,758)	(1,665,109)
Subscription and payment of shares	28	—	—	—	—
Dividends paid	28	(367,445)	(366,654)	(342,034)	(555,764)
Total cash flows from financing activities		1,213,817	(711,595)	132,662	215,559

TOTAL NET POSITIVE (NEGATIVE) CASH FLOWS FOR THE YEAR		141,551	(25,775)	(178,438)	(289,942)
Net effect of exchange rate changes on cash and cash equivalents		78,152	(28,892)	(38,374)	(62,353)
Cash and cash equivalents at beginning of year		1,490,174	1,709,877	1,655,210	2,689,518
Cash and cash equivalents at end of year	6	1,709,877	1,655,210	1,438,398	2,337,223
Supplemental disclosure of cash flow information:
Cash received (paid ) during the year for:
Income taxes (paid) received		(13,659)	(18,012)	13,851	22,506
Interest received		1,687,598	1,816,477	1,928,523	3,133,619
Interest paid		(335,714)	(737,387)	(753,379)	(1,224,151)

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

The consolidated financial statements of the Bank for the year ended December 31, 2017 were authorized for issuance in accordance with the directors’ resolution on April 26, 2018.

2.              Summary of Significant Accounting Policies:

(a)         Basis of preparation:

The Bank’s consolidated financial statements for the years 2015, 2016 and 2017 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Bank presents its statement of financial position broadly in order of liquidity.  An analysis regarding recovery or settlement within 12 months after the statement of financial position date (current) and more than 12 months after the statement of financial position date (non—current) is presented in note 41.

The consolidated financial statements comprise the consolidated statement of comprehensive income and the consolidated statements of financial position, changes in equity, cash flows and the related notes.  The consolidated financial statements have been prepared under the historical cost convention, except for available-for-sale financial assets, financial assets and financial liabilities designated at fair value through profit or loss and derivative contracts, which have been measured at fair value.

Banco de Chile and its subsidiaries classify their expenses according to the nature of expense method.

The consolidated statement of cash flows shows the changes in cash and cash equivalents arising from operating activities, investing activities and financing activities during the period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.              Summary of Significant Accounting Policies, continued:

(b)         Basis of consolidation:

The financial statements of Banco de Chile as of and for the years ended December 31, 2016 and 2017 have been consolidated with those of its subsidiaries.  The financial statements of the bank’s subsidiaries are prepared for the same reporting year as for Banco de Chile, using consistent accounting policies.

(i)             Subsidiaries

Consolidated financial statements as of December 31, 2016 and 2017 incorporate financial statements of the Bank and its subsidiaries.  According IFRS 10 —“Consolidated Financial Statements”, control requires exposure or rights to variable returns and the ability to affect those returns through power over an investee. Specifically the Bank has power over the investee when it has existing rights that give it the ability to direct the relevant activities of the investee.

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

2.              Summary of Significant Accounting Policies, continued:

(b)         Basis of consolidation, continued:

(i)             Subsidiaries, continued:

The following table details the entities in which the Bank, directly or indirectly — owns a controlling interest and that are therefore consolidated in these financial statements:

				Interest Owned
				Direct		Indirect		Total
			Functional	2016	2017	2016	2017	2016	2017
RUT	Subsidiaries	Country	Currency	%	%	%	%	%	%
96,767,630-6	Banchile Administradora General de Fondos S.A.	Chile	Ch$	99.98	99.98	0.02	0.02	100.00	100.00
96,543,250-7	Banchile Asesoría Financiera S.A.	Chile	Ch$	99.96	99.96	—	—	99.96	99.96
77,191,070-K	Banchile Corredores de Seguros Ltda.	Chile	Ch$	99.83	99.83	0.17	0.17	100.00	100.00
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Ch$	99.70	99.70	0.30	0.30	100.00	100.00
96,932,010-K	Banchile Securitizadora S.A.	Chile	Ch$	99.01	99.01	0.99	0.99	100.00	100.00
96,645,790-2	Socofin S.A.	Chile	Ch$	99.00	99.00	1.00	1.00	100.00	100.00

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

2.              Summary of Significant Accounting Policies, continued:

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

As of December 31, 2016 and 2017, the Bank does not control and therefore does not consolidate any SPEs.

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

2.              Summary of Significant Accounting Policies, continued:

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

Some accounting matters particularly involve uncertainties and therefore require a considerable degree of estimation and critical judgment when applying accounting policies.  Details on the use of estimates and judgment and their effect on the amounts recognized in the financial statements are included in the following notes:

•                  Impairment of loans (Notes No. 10, No. 11 and No. 33)

•                  Useful lives of intangible assets, property and equipment and investment properties (Notes No. 14, No. 15 and No. 16)

•                  Goodwill valuation (Note No. 14)

•                  Deferred taxes and income taxes (Note No. 17)

•                  Provisions (Note No. 24)

•                  Employee benefits (Note No. 25)

•                  Commitments and contingencies (Note No. 27)

•                  Fair value of financial assets and liabilities (Note No. 40)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.              Summary of Significant Accounting Policies, continued:

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

2.              Summary of Significant Accounting Policies, continued:

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

2.              Summary of Significant Accounting Policies, continued:

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

2.              Summary of Significant Accounting Policies, continued:

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

2.              Summary of Significant Accounting Policies, continued:

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

(i)             Allowances for individual evaluations:

An individual analysis of debtors is applied to individuals and companies that are of such significance with respect to size, complexity or level of exposure to the Bank, that they must be analyzed in detail.  All corporate customers are evaluated individually and for commercial customers the cut-off amount for the individual evaluation is MCh$536.

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

2.              Summary of Significant Accounting Policies, continued:

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

2.              Summary of Significant Accounting Policies, continued:

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

2.              Summary of Significant Accounting Policies, continued:

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

2.              Summary of Significant Accounting Policies, continued:

(j)            Finance and operating leases, continued:

The Bank acting as lessee

Assets held under finance leases are initially recognized on the balance sheet at an amount equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments.  The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation.  The discount rate used in calculating the present value of the minimum lease payments is either the interest rate implicit in the lease, if it is practicable to determine, or the incremental borrowing rate.  Contingent rentals are recognized as expense in the periods in which they are incurred.  As of December 31, 2016 and 2017, the Bank and its subsidiaries have not signed contracts of this nature.

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

2.              Summary of Significant Accounting Policies, continued:

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

Estimated useful lives for 2016 and 2017 are as follows:

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

2.              Summary of Significant Accounting Policies, continued:

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

2.              Summary of Significant Accounting Policies, continued:

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

2.              Summary of Significant Accounting Policies, continued:

(t)            Transactions in foreign currency, continued:

Assets and liabilities in foreign currencies are shown at their equivalent value in Chilean pesos, calculated using the following exchange rates as of December 31, 2016 and 2017: Ch$670.40 and Ch$615.43 to US$1, Ch$5.74 and Ch$5.46 per JPY1, Ch$707.61 and Ch$739.32 per EUR1.

The gain of MCh$104,875 (MCh$12,405 in 2016) for net foreign exchange income shown in the Consolidated Statement of Comprehensive Income includes recognition of the effects of exchange rates variations on assets and liabilities in foreign currency or indexed to exchange rates, and the result of foreign exchange transactions conducted by the Bank and its subsidiaries.

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

2.              Summary of Significant Accounting Policies, continued:

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

2.              Summary of Significant Accounting Policies, continued:

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

As of December 31, 2016 and 2017, the Bank does not hold held-to-maturity instruments.

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

2.              Summary of Significant Accounting Policies, continued:

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

2.              Summary of Significant Accounting Policies, continued:

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

Obligations for this defined benefit plan are valued according to the projected unit credit actuarial valuation method, using inputs such as staff turnover rates, expected growth in wages and the probability that this benefit will be used, discounted at current long-term rates (4.29% as of December 31, 2016 and  4.53% as of December 31, 2017).

The discount rate used corresponds to the return on bonds of the Central Bank with a maturity period of 10 years.

Actuarial gains and losses are recognized as other comprehensive income at the end of each reporting period.  There is no past service costs that would have to be recognized by the Bank.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.              Summary of Significant Accounting Policies, continued:

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

Diluted earnings per share is determined in a similar manner as basic earnings per share, but the average weighted number of shares in circulation is adjusted to account for the dilutive effect of stock options, warrants and convertible debt.  As of December 31, 2016 and 2017, the Bank does not have any instruments or contracts that could cause dilutions.  Therefore, no adjustments have been made.

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

2.              Summary of Significant Accounting Policies, continued:

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

2.              Summary of Significant Accounting Policies, continued:

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

IAS 7 Statement of Cash Flows: Amendments require disclosure of changes in liabilities arising from financing activities.

IAS 12 Income Taxes: Amendment to clarify the conditions for recognition of a deferred tax asset relating to unrealised losses, for example on debt instruments measured at fair value.

IFRS 12 Disclosure of Interest in Other Entities: Amendment to clarify that, with specified exceptions, the requirements of IFRS 12 apply to interests in entities classified as held for sale or discontinued operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

4.              Changes in Accounting policies and Disclosures:

During the period ended December 31, 2017, there have been no accounting changes that may significantly affect these consolidated financial statements.

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

•                  Banchile Corredores de Bolsa S.A.

•                  Banchile Securitizadora S.A.

•                  Socofin S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

5.              Segment Reporting, continued:

The financial information used to measure the performance of the Bank’s business segments is not necessarily comparable with similar information from other financial institutions because it is based on internal reporting policies.  The accounting policies used to prepare the Bank’s operating segment information are similar to those described in Note 2, “Summary of Significant Accounting Policies”. The Bank obtains the majority of its income from:  interest, revaluations and fees, discounted the credit cost and expenses. Management is mainly focused on these concepts in its evaluation of segment performance and decision-making regarding goals and allocation of resources for each unit individually.  Although the results of the segments reconcile with those of the Bank at total level, this is not necessarily the case for all concepts on an individual basis, since the management is measured and controlled in individual form and additionally applies the following criteria:

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

The Bank did not enter into transactions with any particular customer or third party that collectively generated more than 10% of the Bank’s total income in 2016 and 2017.

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

(7)         The total effect due to the elimination adjustments to conform the consolidated financial position data in liabilities is MCh$(147,013).  The total effect of IFRS adjustments in liabilities is MCh$(634,354), which mainly stems from provision for minimum dividends and differing allowances for loan losses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

5.                  Segment Reporting, continued:

	As of December 31, 2016
	Retail	Wholesale	Treasury	Subsidiaries	Subtotal	Reclassifications and adjustments to conform IFRS		Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	Note	MCh$
Net interest income	873,669	346,829	4,207	(4,337)	1,220,368	6,365		1,226,733
Net fees and commissions income	170,529	42,202	(2,473)	121,383	331,641	(10,370)		321,271
Other operating income	93,135	33,322	44,754	23,923	195,134	(25,579)		169,555
Total operating revenue	1,137,333	422,353	46,488	140,969	1,747,143	(29,584)	(1)	1,717,559
Provisions for loan losses	(301,491)	(8,243)	—	(1)	(309,735)	50,472	(2)	(259,263)
Depreciation and amortization	(25,229)	(4,912)	(172)	(2,976)	(33,289)	(2,286)	(3)	(35,575)
Other operating expenses	(504,041)	(152,859)	(5,596)	(104,847)	(767,343)	15,871	(4)	(751,472)
Income attributable to associates	3,078	914	79	442	4,513	(499)		4,014
Income before income taxes	309,650	257,253	40,799	33,587	641,289	33,974		675,263
Income taxes					(89,040)	(11,172)	(5)	(100,212)
Income after income taxes					552,249	22,802		575,051

Assets	15,198,634	11,526,685	4,121,333	535,727	31,382,379	(208,655)		31,173,724
Current and deferred taxes					288,370	(104,790)		183,580
Total assets					31,670,749	(313,445)	(6)	31,357,304

Liabilities	10,234,712	10,277,326	7,880,847	390,453	28,783,338	(733,708)		28,049,630
Current and deferred taxes					—	—		—
Total liabilities					28,783,338	(733,708)	(7)	28,049,630

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

(7)         The total effect due to the elimination adjustments to conform the consolidated financial position data in liabilities is MCh$(137,201). The total effect of IFRS adjustments in liabilities is MCh$(596,507), which mainly stems from provision for minimum dividends and differing allowances for loan losses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

5.                  Segment Reporting, continued:

	As of December 31, 2017
	Retail	Wholesale	Treasury	Subsidiaries	Subtotal	Reclassifications and adjustments to conform IFRS		Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	Note	MCh$
Net interest income	914,395	321,178	(3,772)	(4,336)	1,227,465	7,230		1,234,695
Net fees and commissions income	184,045	43,447	(4,306)	135,987	359,173	(11,499)		347,674
Other operating income	36,003	35,201	38,931	26,884	137,019	(31,846)		105,173
Total operating revenue	1,134,443	399,826	30,853	158,535	1,723,657	(36,115)	(1)	1,687,542
Provisions for loan losses	(256,262)	21,415	—	(135)	(234,982)	13,727	(2)	(221,255)
Depreciation and amortization	(27,676)	(4,540)	(141)	(2,894)	(35,251)	(2,285)	(3)	(37,536)
Other operating expenses	(507,913)	(153,218)	(5,022)	(102,281)	(768,434)	21,614	(4)	(746,820)
Income attributable to associates	4,006	1,339	161	551	6,057	(546)		5,511
Income before income taxes	346,598	264,822	25,851	53,776	691,047	(3,605)		687,442
Income taxes					(115,034)	(327)	(5)	(115,361)
Income after income taxes					576,013	(3,932)		572,081

Assets	16,099,926	10,558,278	5,469,829	637,860	32,765,893	(388,753)		32,377,140
Current and deferred taxes					290,432	(106,135)		184,297
Total assets					33,056,325	(494,888)	(6)	32,561,437

Liabilities	10,380,250	10,272,607	8,815,056	479,244	29,947,157	(934,521)		29,012,636
Current and deferred taxes					3,453	—		3,453
Total liabilities					29,950,610	(934,521)	(7)	29,016,089

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

5.                  Segment Reporting, continued:

Reclassifications and adjustments to conform IFRS

(1)         The total effect due to the elimination adjustments to conform the total operating revenue is MCh$(14,387).  The total effect of IFRS adjustments is MCh$(21,728) which mainly stems from the reclassification of interest on repurchase agreements and suspended interest recognition.

(2)         The total effect relates to IFRS adjustments of MCh$13,727, which mainly stems from differing allowances for loan losses.

(3)         The total effect relates to IFRS adjustments of MCh$(2,285), which stems from the amortization of intangibles and depreciation of property and equipment acquired through business combinations.

(4)         The total effect due to the elimination adjustments to conform other operating expenses is MCh$14,387. The total effect of IFRS adjustments is MCh$7,227, which represents reversal of write-offs of assets received in lieu of payments.

(5)         The total effect relates to IFRS adjustments of MCh$(327), which stems from deferred taxes.

(6)         The total effect due to the elimination adjustments to conform the consolidated financial position data in assets is MCh$(232,137). The total effect of IFRS adjustments in assets is MCh$(262,751), which mainly stems from deviating allowances for loan losses, the acquisition of Citibank Chile and deferred taxes effects.

(7)         The total effect due to the elimination adjustments to conform the consolidated financial position data in liabilities is MCh$(232,137). The total effect of IFRS adjustments in liabilities is MCh$(702,384), which mainly stems from provision for minimum dividends and differing allowances for loan losses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

6.                  Cash and Cash Equivalents:

(a)         Details of cash and cash equivalents and its reconciliation to the statement of cash flows at each period are as follows:

	2016	2017
	MCh$	MCh$
Cash and due from banks:
Cash (*)	665,464	522,869
Current account with the Central Bank (*)	118,501	162,421
Deposits in other domestic banks	8,433	9,922
Deposits abroad	615,769	362,181
Subtotal - Cash and due from banks	1,408,167	1,057,393

Transactions in the course of collection	181,270	226,097
Highly liquid financial instruments (shown in other assets) (**)	25,823	78,069
Repurchase agreements	39,950	76,839
Total cash and cash equivalents	1,655,210	1,438,398

(*) Amounts in cash and Central Bank deposits are mandatory reserve deposits for which the Bank must maintain a minimum specified monthly average balance.

(**) It corresponds to negotiation instruments, available-for-sale and investment instruments, whose terms do not exceed three months from the date of acquisition.

Highly liquid financial instruments:

	2016	2017
	MCh$	MCh$

Financial Assets Held-for-trading	25,823	78,069
Total	25,823	78,069

(b)         Transactions in the course of collection:

Transactions in the course of collection are transactions for which the only remaining step is settlement, which will increase or decrease the funds in the Central Bank or in foreign banks, normally occurring within 24 to 48 business hours and are detailed as follows:

	2016	2017
	MCh$	MCh$
Assets
Documents drawn on other banks (clearing)	191,105	204,624
Funds receivable	15,867	51,344
Subtotal transactions in the course of collection	206,972	255,968

Liabilities
Funds payable	(25,702)	(29,871)
Subtotal transactions in the course of payment	(25,702)	(29,871)
Total transactions in the course of collection	181,270	226,097

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

7.                  Financial Assets Held-for-Trading:

The details of financial instruments classified as held-for-trading are as follows:

	2016	2017
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank:
Central Bank bonds	30,546	400,368
Central Bank promissory notes	393,019	662,190
Other instruments issued by the Chilean Government and Central Bank	58,781	254,606

Other instruments issued in Chile
Mortgage bonds from domestic banks	—	—
Bonds from domestic banks	21	2,070
Deposits in domestic banks	896,534	218,307
Bonds issued by Chilean companies	—	—
Other instruments issued in Chile	672	715

Instruments issued by foreign institutions
Other instruments issued abroad	385	322
Total	1,379,958	1,538,578

In “Instruments issued by the Chilean Government and Central Bank of Chile” are classified instruments sold under agreements to repurchase to customers and financial instruments, by an amount of Ch$5,096 million as of December 31, 2017 (Ch$21,789 million as of December 31, 2016). Repurchase agreements had a 7 days average expiration period in 2017 (4 days average expiration period in 2016). Moreover, under this same item, other financial instruments are maintained as collateral guaranteeing the derivative transactions executed through Comder Contraparte Central S.A. for an amount of Ch$34,585 million as of December 31, 2017 (Ch$9,945 million as of December 31, 2016).

“Other instruments issued in Chile” include instruments sold under repurchase agreements with customers and financial instruments amounting to Ch$158,731 million as of December 31, 2017 (Ch$159,803 million as of December 31, 2016). Agreements to repurchase have an average expiration of 7 days as of period-end (10 days in December 2016).

Additionally, the Bank holds financial investments in mortgage finance bonds issued by itself in the amount of Ch$15,032 million as of December 31, 2017 (Ch$19,649 million as of December 31, 2016), which are presented as a reduction of the liability line item “Debt issued”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

8.                  Cash collateral on securities and reverse repurchase agreements:

(a)         The Bank provides financing to its customers through “Receivables from Repurchase Agreements and Security Borrowing”, in which the financial instrument serves as collateral. As of December 31, 2016 and 2017, the Bank has the following receivables resulting from such transactions:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank
Central Bank bonds	—	4,114	—	—	—	—	—	—	—	—	—	—	—	4,114
Central Bank promissory notes	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued by the Chilean Government and Central Bank	—	2,576	—	—	—	—	—	—	—	—	—	—	—	2,576
Other Instruments Issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Deposits in domestic banks	—	13,297	—	—	—	—	—	—	—	—	—	—	—	13,297
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	30,963	47,357	21,967	19,207	2,773	5,090	—	—	—	—	—	—	55,703	71,654
Instruments issued by foreign institutions
Instruments from foreign governments or Central Bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	30,963	67,344	21,967	19,207	2,773	5,090	—	—	—	—	—	—	55,703	91,641

As part of reverse repurchase and securities borrowing agreements the Bank has received securities that it is allowed to sell or repledge in the absence of default by the owner.  As of December 31, 2017 the Bank held securities with a fair value of Ch$95,665 million (Ch$54,499 million in 2016) on such terms.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

8.                  Cash collateral on securities and reverse repurchase agreements, continued:

(b)         The Bank obtains financing by selling financial instruments and committing to repurchase them at future dates, plus interest at a prefixed rate.  As of December 31, 2016 and 2017, the Bank has the following payables resulting from such transactions:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile
Central Bank bonds	10,568	5,169	—	—	—	—	—	—	—	—	—	—	10,568	5,169
Central Bank promissory notes	16,165	5,095	—	—	—	—	—	—	—	—	—	—	16,165	5,095
Other instruments issued by the Chilean Government and Central Bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other Instruments Issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	—	2,013	—	—	—	—	—	—	—	—	—	—	—	2,013
Deposits in domestic banks	174,078	114,359	16,006		—	56,762	—	—	—	—	—	—	190,084	171,121
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	—	11,994	—	—	—	—	—	—	—	—	—	—	—	11,994
Instruments issued by foreign institutions
Instruments from foreign governments or Central Bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	200,811	138,630	16,006	—	—	56,762	—	—	—	—	—	—	216,817	195,392

The carrying amount of securities lent and of “Payables from Repurchase Agreements and Security Lending” as of December 31, 2017 is Ch$195,437 million (Ch$223,721 million in 2016).  The counterparty is allowed to sell or repledge those securities in the absence of default by the Bank.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

9.                  Derivative Instruments and Accounting Hedges:

(a)         As of December 31, 2016 and 2017, the Bank’s portfolio of derivative instruments is detailed as follows:

	As of December 31, 2016
	Notional amount	Fair value
	contract	Asset	Liability
	MCh$	MCh$	MCh$
Derivatives held for hedging of fair value
Cross currency swap	16,721	—	4,304
Interest rate swap	122,081	218	5,989
Total derivatives held for hedging purposes	138,802	218	10,293
Derivatives held as cash flow hedges
Interest rate swap and cross currency swap	1,198,001	63,482	45,722
Total Derivatives held as cash flow hedges	1,198,001	63,482	45,722

Derivatives held-for-trading purposes
Currency forward	22,834,923	163,716	136,101
Cross currency swap	9,142,390	455,784	525,160
Interest rate swap	34,896,973	253,307	246,415
Call currency options	174,060	1,558	1,960
Put currency options	122,709	1,584	858
Total derivatives held-for-trading purposes	67,171,055	875,949	910,494
Total	68,507,858	939,649	966,509

	As of December 31, 2017
	Notional amount	Fair value
	contract	Asset	Liability
	MCh$	MCh$	MCh$
Derivatives held for hedging of fair value
Cross currency swap	13,914	—	3,652
Interest rate swap	78,970	277	1,678
Total derivatives held for hedging purposes	92,884	277	5,330
Derivatives held as cash flow hedges
Interest rate swap and cross currency swap	1,148,561	27,572	80,888
Total Derivatives held as cash flow hedges	1,148,561	27,572	80,888

Derivatives held-for-trading purposes
Currency forward	29,451,333	506,614	574,931
Interest rate forward	14,000	—	206
Interest rate swap	55,617,104	243,931	236,954
Cross currency swap	11,281,240	466,192	490,811
Call currency options	153,776	514	472
Put currency options	145,873	2,841	3,403
Total derivatives held-for-trading purposes	96,663,326	1,220,092	1,306,777
Total	97,904,771	1,247,941	1,392,995

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

Below is a detail of the hedged elements and hedge instruments under fair value hedges as of December 31, 2016 and 2017:

	As of December 31,
	2016	2017
	MCh$	MCh$
Notional Amounts
Hedged element
Commercial loans	16,721	13,914
Corporate bonds	122,081	78,970

Hedge instrument
Cross currency swap	16,721	13,914
Interest rate swap	122,081	78,970

(c)          Cash flow Hedges:

(c.1) The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates and foreign exchange of borrowings from banks and bonds issued abroad in US dollars, Hong Kong dollars, Peruvian sol, Swiss franc, Japanese yen and Euros. The cash flows of the cross currency swaps equal the cash flows of the hedged items, which modify uncertain cash flows to known cash flows derived from a fixed interest rate.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

9.                  Derivative Instruments and Accounting Hedges, continued:

(c)          Cash flow Hedges, continued:

(c.2) Below are the cash flows of borrowings from banks and bonds issued abroad, the objects of these hedges and the cash flows of the asset part of the derivative:

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

9.                  Derivative Instruments and Accounting Hedges, continued:

(c)          Cash flow Hedges, continued:

(c.2) Below are the cash flows of borrowings from banks and bonds issued abroad, the objects of these hedges and the cash flows of the asset part of the derivative:

	2017
	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedge item
Outflows:
Corporate Bond EUR	—	—	(1,246)	(2,491)	(2,491)	(82,348)	(88,576)
Corporate Bond HKD	—	—	(11,052)	(68,634)	(19,202)	(298,776)	(397,664)
Corporate Bond PEN	—	—	—	—	—	—	—
Corporate Bond CHF	—	(986)	(161,529)	(192,519)	(474)	(95,174)	(450,682)
Obligation USD	(212)	(235)	(93,173)	(43,385)	—	—	(137,005)
Corporate Bond JPY	—	(292)	(1,150)	(72,098)	(28,886)	(63,002)	(165,428)

Hedge instruments
Inflows:
Cross Currency Swap EUR	—	—	1,246	2,491	2,491	82,348	88,576
Cross Currency Swap HKD	—	—	11,052	68,634	19,202	298,776	397,664
Cross Currency Swap PEN	—	—	—	—	—	—	—
Cross Currency Swap CHF	—	986	161,529	192,519	474	95,174	450,682
Cross Currency Swap USD	212	235	93,173	43,385	—	—	137,005
Cross Currency Swap JPY	—	292	1,150	72,098	28,886	63,002	165,428
Net cash flow	—	—	—	—	—	—	—

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

9.                  Derivative Instruments and Accounting Hedges, continued:

(c)          Cash flow Hedges, continued:

(c.2) Below are the cash flows of the underlying assets portfolio and the cash flow of the liability part of the derivatives:

	2017
	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedge item
Inflows:
Cash flow in CLF	—	2,344	281,377	414,764	59,737	555,461	1,313,683

Hedge instruments
Outflows:
Cross Currency Swap HKD	—	—	(9,404)	(66,188)	(16,365)	(285,066)	(377,023)
Cross Currency Swap PEN	—	—	—	—	—	—	—
Cross Currency Swap JPY	—	(1,061)	(3,372)	(85,598)	(35,063)	(77,895)	(202,989)
Cross Currency Swap USD	—	—	(111,077)	(44,840)	—	—	(155,917)
Cross Currency Swap CHF	—	(1,283)	(155,767)	(214,620)	(4,793)	(107,870)	(484,333)
Cross Currency Swap EUR	—	—	(1,757)	(3,518)	(3,516)	(84,630)	(93,421)
Net cash flow	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

9.                  Derivative Instruments and Accounting Hedges, continued:

(c)          Cash flow Hedges, continued:

With respect to CLF assets hedged, these are revalued monthly according to the variation of the UF, which is equivalent to monthly reinvestment of the assets until maturity of the relationship hedging.

(c.3)          The accumulated amount of unrealized gain was a credit to equity for an amount of Ch$14,979 million (a charge to equity for Ch$50,481 million in 2016 and a credit to equity for Ch$9,971 million in 2015) generated from hedging instruments, which has been recorded in equity. The net effect of tax was a credit to equity for Ch$11,158 million in 2017 (a charge to equity for Ch$38,366 million in 2016 and a credit to equity for Ch$7,728 million in 2015)

The accumulated balance for this concept net of deferred tax as of December 31, 2017 corresponds to a debit of equity amounted Ch$9,394 million (a debit of equity for Ch$20,552 million in 2016 and a credit to equity for Ch$17,814 million in 2015).

(c.4)          The net effect in income of derivatives cash flow hedges was a debit of Ch$93,612 million in 2017 (a debit to income for Ch$135,929 million in 2016 and a credit to income for Ch$148,555 million in 2015).

(c.5)          As of December 31, 2017 and 2016, it not exist inefficiency in cash flow hedge, because both, hedge item and hedge instruments are mirror one of other, it means that all variation of value attributable to rate and revaluation components are netted almost totally.

(c.6)   As of December 31, 2017 and 2016, the Bank has no hedges of net investments in foreign businesses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

10.           Loans and Advance to Banks, net:

(a)         As of December 31, 2016 and 2017, these amounts are detailed as follows:

	2016	2017
	MCh$	MCh$
Domestic Banks
Interbank loans	208,403	120,017
Other credits with domestic banks	—	—
Provisions for loans to domestic banks	(49)	(19)
Subtotal	208,354	119,998

Foreign Banks
Loans to foreign banks	129,904	187,006
Credits with third countries	77,049	61,091
Chilean export trade banks	57,749	41,255
Provisions for loans to foreign banks	(210)	(245)
Subtotal	264,492	289,107

Central Bank of Chile
Central Bank deposits	700,000	350,000
Other Central Bank credits	341	916
Subtotal	700,341	350,916
Total	1,173,187	760,021

(b)         Provisions for loans to banks are detailed below:

	Bank’s Location
	Chile	Abroad	Total
Detail	MCh$	MCh$	MCh$
Balance as of January 1, 2016	36	317	353
Charge-offs	—	—	—
Provisions established (released), net	13	(107)	(94)
Balance as of December 31, 2016	49	210	259
Charge-offs	—	—	—
Provisions established (released), net	(30)	35	5
Balance as of December 31, 2017	19	245	264

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

11.           Loans to Customers, net:

(a)         Loans to Customers:

As of December 31, 2015, 2016 and 2017, the composition of our portfolio of loans is the following:

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

(1)         In this item, the Bank finances its customers purchases of assets, including real estate and other personal property, through finance lease agreements.  As of December 31, 2015 Ch$653,225 million corresponds to finance leases for real estate and Ch$721,831 million corresponds to finance leases for other assets.

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

11.           Loans to Customers, net, continued

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

(1)         In this item, the Bank finances its customers purchases of assets, including real estate and other personal property, through finance lease agreements.  As of December 31, 2016 Ch$631,500 million corresponds to finance leases for real estate and Ch$719,612 million corresponds to finance leases for other assets.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

11.           Loans to Customers, net, continued:

(a)         Loans to Customers, continued:

	As of December 31, 2017
	Assets before Allowances				Allowances established
	Normal Portfolio	Substandard Portfolio	Non-Complying Portfolio	Total	Individual Provision	Group Provision	Total Provision	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	10,199,048	67,602	301,785	10,568,435	(76,408)	(84,587)	(160,995)	10,407,440
Foreign trade loans	948,547	10,627	24,622	983,796	(24,271)	(2,311)	(26,582)	957,214
Current account debtors	265,842	2,706	2,420	270,968	(1,827)	(6,350)	(8,177)	262,791
Factoring transactions	643,352	2,552	931	646,835	(4,290)	(2,037)	(6,327)	640,508
Student loans	44,407	—	1,617	46,024	—	(1,319)	(1,319)	44,705
Commercial lease transactions (1)	1,337,411	17,468	26,637	1,381,516	(3,263)	(8,215)	(11,478)	1,370,038
Other loans and accounts receivable	55,521	298	7,425	63,244	(663)	(5,688)	(6,351)	56,893
Subtotal	13,494,128	101,253	365,437	13,960,818	(110,722)	(110,507)	(221,229)	13,739,589
Mortgage loans
Mortgage bonds (2)	27,568	—	2,216	29,784	—	(11)	(11)	29,773
Transferable mortgage loans	52,229	—	1,850	54,079	—	(58)	(58)	54,021
Other residential real estate mortgage loans	7,229,037	—	155,760	7,384,797	—	(31,729)	(31,729)	7,353,068
Credits from ANAP	8	—	—	8	—	—	—	8
Other loans and accounts receivable	8,127	—	441	8,568	—	(217)	(217)	8,351
Subtotal	7,316,969	—	160,267	7,477,236	—	(32,015)	(32,015)	7,445,221
Consumer loans
Consumer loans in installments	2,311,482	—	227,258	2,538,740	—	(175,293)	(175,293)	2,363,447
Current account debtors	314,506	—	2,172	316,678	—	(10,446)	(10,446)	306,232
Credit card debtors	1,134,476	—	22,655	1,157,131	—	(56,525)	(56,525)	1,100,606
Other loans and accounts receivable	8	—	902	910	—	(313)	(313)	597
Subtotal	3,760,472	—	252,987	4,013,459	—	(242,577)	(242,577)	3,770,882
Total	24,571,569	101,253	778,691	25,451,513	(110,722)	(385,099)	(495,821)	24,955,692

(1)         In this item, the Bank finances its customers’ purchases of assets, including real estate and other personal property, through finance lease agreements.  As of December 31, 2017, Ch$653,575 million corresponds to finance leases for real estate and Ch$727,941 million corresponds to finance leases for other assets.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

11.           Loans to Customers, net, continued:

(b)         Allowances for loan losses:

Changes in allowances for loan losses during 2015, 2016 and 2017 are as follows:

	Commercial		Mortgage	Consumer
	Individual	Group	Group	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Balance as of January 1, 2015	162,067	111,746	24,021	192,724	490,558
Charge-offs	(13,228)	(44,760)	(2,553)	(196,015)	(256,556)
Sales or transfers of credits	(2,690)	—	—	—	(2,690)
Loan portfolio acquisition	12,329	—	—	—	12,329
Allowances established, net	53,946	40,094	8,537	204,225	306,802
Balance as of December 31, 2015	212,424	107,080	30,005	200,934	550,443
Charge-offs	(14,913)	(44,930)	(4,190)	(213,024)	(277,057)
Sales or transfers of credits	(24,925)	—	—	—	(24,925)
Loan portfolio acquisition	—	—	—	—	—
Allowances (released) established, net	(7,924)	45,462	6,932	261,838	306,308
Balance as of December 31, 2016	164,662	107,612	32,747	249,748	554,769
Charge-offs	(13,774)	(44,942)	(5,093)	(254,981)	(318,790)
Sales or transfers of credits	(11,595)	—	—	—	(11,595)
Allowances (released) established, net	(28,571)	47,837	4,361	247,810	271,437
Balance as of December 31, 2017	110,722	110,507	32,015	242,577	495,821

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

11.           Loans to Customers, net, continued:

(c)          During 2016 and 2017, the Bank and its subsidiaries presented the following allowance for loan losses associated with impaired loans and with non-impaired loans:

	As of December 31,
	2016	2017
	MCh$	MCh$
Individual impaired	106,456	57,486
Group impaired	192,960	191,216
Allowances for impaired loans (*)	299,416	248,702
Provision for not yet identified but incurred impairment	255,353	247,119
Total allowances for loan losses	554,769	495,821

(*) Includes allowances related to individual and group impaired portfolios.  Notes 11(a) and 11(b) include total allowance amounts from impaired and non-impaired portfolios

(d)         Finance Lease Contracts:

The Bank’s scheduled cash flows to be received from finance leasing contracts have the following maturities:

	Total receivable		Unearned income		Net lease receivable (*)
	2016	2017	2016	2017	2016	2017
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Due within one year	463,296	461,354	(54,347)	(54,216)	408,949	407,138
Due after 1 year but within 2 years	325,230	338,305	(40,166)	(39,946)	285,064	298,359
Due after 2 years but within 3 years	223,796	230,920	(26,156)	(26,136)	197,640	204,784
Due after 3 years but within 4 years	147,047	146,921	(18,162)	(17,680)	128,885	129,241
Due after 4 years but within 5 years	99,992	99,268	(12,698)	(12,564)	87,294	86,704
Due after 5 years	265,660	278,607	(28,399)	(27,315)	237,261	251,292
Total	1,525,021	1,555,375	(179,928)	(177,857)	1,345,093	1,377,518

(*) The net balance receivable does not include the total overdue portfolio totaling Ch$6,019 million and Ch$3,998 million as of December 31, 2016 and 2017, respectively. This overdue portfolio only reflects the past due portion without considering the remaining outstanding principal and interest.

The leasing contracts are related to real estate, industrial machinery, vehicles and transport equipment. The leasing contracts have an average life of between 2 and 14 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

11.           Loans to Customers, net, continued:

(e)          Loans by industry sector:

The following table details the Bank’s loan portfolio (before allowances for loans losses) as of December 31, 2016 and 2017 by the customer’s industry sector:

	Location
	Chile		Abroad		Total
	2016	2017	2016	2017	2016		2017
	MCh$	MCh$	MCh$	MCh$	MCh$	%	MCh$	%
Commercial loans:
Commerce	2,191,018	2,013,411	52,456	21,718	2,243,474	8.83	2,035,129	7.99
Services	1,937,428	1,964,238	—	—	1,937,428	7.63	1,964,238	7.72
Financial services	2,102,582	1,845,464	13,621	6,185	2,116,203	8.33	1,851,649	7.27
Transportation and telecommunications	1,636,994	1,612,930	—	—	1,636,994	6.45	1,612,930	6.34
Construction	1,647,862	1,493,373	—	—	1,647,862	6.49	1,493,373	5.87
Manufacturing	1,517,436	1,369,293	44,301	30,399	1,561,737	6.15	1,399,692	5.50
Agriculture and livestock	1,184,869	1,354,069	—	—	1,184,869	4.67	1,354,069	5.32
Electricity, gas and water	566,438	565,695	—	—	566,438	2.23	565,695	2.22
Mining	432,822	422,176	—	—	432,822	1.70	422,176	1.66
Fishing	264,042	145,266	—	—	264,042	1.04	145,266	0.57
Other	907,166	1,116,601	—	—	907,166	3.57	1,116,601	4.39
Subtotal	14,388,657	13,902,516	110,378	58,302	14,499,035	57.09	13,960,818	54.85
Residential mortgage loans	6,924,766	7,477,236	—	—	6,924,766	27.26	7,477,236	29.38
Consumer loans	3,974,623	4,013,459	—	—	3,974,623	15.65	4,013,459	15.77
Total	25,288,046	25,393,211	110,378	58,302	25,398,424	100.00	25,451,513	100.00

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

11.           Loans to Customers, net, continued:

(f)           Purchase of loan portfolio

During 2017, the Bank acquired loan portfolios, whose nominal value amounted to Ch$1,495 million.

During 2016, the Bank acquired loan portfolios, whose nominal value amounted to Ch$54,969 million.

(g)          Sale or transfer of credits from the loans to customers:

During 2016 and 2017 Banco de Chile has carried out transactions of sale or transfer of the loan portfolio according to the following:

	As of December 31, 2016
	Carrying amount	Allowances released	Sale price	Effect on income (loss) gain
	MCh$	MCh$	MCh$	MCh$

Sale of outstanding loans	130,045	(24,925)	110,050	4,930
Sale of write-off loans (*)	—	—	—	—
Total	130,045	(24,925)	110,050	4,930

	As of December 31, 2017
	Carrying amount	Allowances released	Sale price	Effect on income (loss) gain
	MCh$	MCh$	MCh$	MCh$

Sale of outstanding loans	33,681	(11,595)	24,126	2,040
Sale of write-off loans	—	—	23	23
Total	33,681	(11,595)	24,149	2,063

(h)         Own assets securitizations:

During 2016 and 2017 the Bank did not execute securitization transactions involving its own assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

12.           Financial Assets Available-for-sale:

As of December 31, 2016 and 2017, investment securities classified as available-for-sale are detailed as follows:

	2016	2017
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank:
Bonds issued by the Chilean Government and Central Bank	20,944	204,128
Promissory notes issued by the Chilean Government and Central Bank	—	3,346
Other instruments	38,256	148,894

Other instruments issued in Chile:
Equity instruments valued at cost	—	—
Equity instruments valued at fair value	5,258	9,218
Mortgage bonds from domestic banks	108,933	99,572
Bonds from domestic banks	7,973	5,415
Deposits from domestic banks	24,032	956,733
Bonds from other Chilean companies	29,525	14,969
Promissory notes issued by other Chilean companies	—	—
Other instruments	138,322	83,006

Instruments issued by foreign institutions:
Equity instruments valued at cost	54	50
Equity instruments valued at fair value	1,173	984
Total	374,470	1,526,315

Instruments issued by the Chilean Government and Central Bank include instruments with repurchase agreements sold to clients and financial institutions, totaling Ch$5,177 million as of December 31, 2017 (Ch$4,975 million in 2016). The repurchase agreements have an average maturity of 3 days as of December 31, 2017 (7 days in December 2016). Additionally, under the same item, other financial instruments are maintained as  collateral guaranteeing the derivative transactions executed through Comder Contraparte Central S.A. for an amount of Ch$31,415 million as of December 31, 2017 (Ch$2,099 million in December 2016).

In instruments issued abroad included mainly bank bonds and equity instruments.

As of December 31, 2017, the portfolio of financial assets available-for-sale includes a net unrealized gain of Ch$9,520 million (Ch$6,045 million in 2016 and Ch$45,815 million in 2015), recorded in other comprehensive income within equity.

The equity investments issued by foreign institutions represent shares of exchange houses and servicing companies that the Bank is obliged to hold in order to benefit from these services. Shares that do not have an active market and their value cannot be reliably measured are presented at cost, the difference between cost and fair value is not expected to be significant.

During 2016 and 2017, there was no evidence of impairment of financial assets available-for-sale.

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

The gross gains (losses) realized in sale of financial assets available-for-sale, as of December 31, 2016 and 2017, is recorded in the item “Net financial operating income” (Note No. 31).

Gross profits and losses unrealized on the sale of available for sale investments for the periods ended December 31, 2015, 2016 and 2017 are as follows:

	2015	2016	2017
	MCh$	MCh$	MCh$
Net gain (loss) on available for sale before income tax (1)	7,243	(52,345)	4,775
Tax (expense) benefit (2)	(2,357)	12,575	(1,299)
Net of tax amount (3)	4,886	(39,770)	3,476

(1)         As of December 31, 2015, 2016 and 2017, realized gains reclassified to the income statement line item “Net financial operating income” amounted to Ch$8,407 million, Ch$64,011 million and Ch$5,149 million, respectively.

(2)         This amount corresponds to the deferred taxes of the unrealized gain or loss and which are included in Note No. 17(d).

(3)         This amount corresponds to the unrealized gain or loss, net of deferred tax and which are included in “Consolidated Statement of Changes in Equity”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

13.           Investments in Other Companies:

(a)         This item includes investments in other companies for an amount of Ch$30,314 million and Ch$35,771 million as of December 31, 2016 and 2017, respectively,  detailed as follows:

						Investment
		Ownership Interest		Equity		Book Value		Income (Loss) (*)
		December	December	December	December	December	December	December	December
Company	Shareholder	2016	2017	2016	2017	2016	2017	2016	2017
		%	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Associates
Transbank S.A.	Banco de Chile	26.16	26.16	49,518	56,804	12,954	15,070	1,363	2,117
Soc. Operadora de Tarjetas de Crédito Nexus S.A.	Banco de Chile	25.81	25.81	10,809	13,781	2,789	3,822	493	884
Administrador Financiero del Transantiago S.A.	Banco de Chile	20.00	20.00	13,907	15,490	2,782	3,098	230	317
Redbanc S.A.	Banco de Chile	38.13	38.13	6,422	7,484	2,449	2,894	425	403
Centro de Compensación Automatizado S.A.	Banco de Chile	33.33	33.33	3,985	4,696	1,328	1,589	248	236
Sociedad Imerc OTC S.A.	Banco de Chile	12.33	12.33	10,991	11,490	1,347	1,417	135	66
Sociedad Interbancaria de Depósitos de Valores S.A.	Banco de Chile	26.81	26.81	3,101	3,659	831	995	175	215
Soc. Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Banco de Chile	15.00	15.00	5,472	5,838	821	908	100	66
Subtotal				104,205	119,242	25,301	29,793	3,169	4,304

Joint Venture
Servipag Ltda.	Banco de Chile	50.00	50.00	8,596	9,997	4,298	4,999	409	700
Artikos Chile S.A.	Banco de Chile	50.00	50.00	1,431	1,654	715	979	441	507
Subtotal				10,027	11,651	5,013	5,978	850	1,207

Total				114,232	130,893	30,314	35,771	4,019	5,511

(*)    The year 2016 does not include a loss of Ch$5 million recognized by the subsidiary Banchile Asesoría Financiera for its investment held in the subsidiary Promarket S.A., which was dissolved on December 30, 2016.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

13.           Investments in Other Companies, continued:

(b)         The total carrying amount of the Bank’s associates is explained as follows:

	2016
Associate’s statement of financial position	Centro de Compensación Automatizado S.A.	Soc. Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Soc. Operadora de Tarjetas de Crédito Nexus S.A.	Sociedad Interbancaria de Depósitos de Valores S.A.	Redbanc S.A.	Transbank S.A.	Administrador Financiero del Transantiago S.A.	Sociedad Imerc OTC S.A.	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Current assets	1,748	5,731	10,915	71	4,642	647,384	51,803	21,722	744,016
Non-current assets	3,760	368	19,123	3,133	15,285	63,091	819	7,536	113,115
Total Assets	5,508	6,099	30,038	3,204	19,927	710,475	52,622	29,258	857,131

Current liabilities	1,146	627	15,141	103	7,884	660,720	37,912	15,192	738,725
Non-current liabilities	377	—	4,088	—	5,621	237	803	3,066	14,192
Total Liabilities	1,523	627	19,229	103	13,505	660,957	38,715	18,258	752,917
Equity	3,985	5,472	10,809	3,101	6,422	49,518	13,907	10,991	104,205
Minority interest	—	—	—	—	—	—	—	9	9
Total Liabilities and Equity	5,508	6,099	30,038	3,204	19,927	710,475	52,622	29,258	857,131

Associate’s revenue and profit
Revenue	2,138	3,142	48,150	2	33,603	156,207	3,292	6,260	252,794
Operating expenses	(1,165)	(2,497)	(45,658)	(30)	(31,686)	(150,785)	(2,142)	(4,953)	(238,916)
Other income (expenses)	(28)	168	(121)	694	(446)	1,047	624	12	1,950
Income (loss) before taxes	945	813	2,371	666	1,471	6,469	1,774	1,319	15,828
Income tax	(201)	(156)	(460)	—	(356)	(1,260)	(624)	(225)	(3,282)
Net income for the year	744	657	1,911	666	1,115	5,209	1,150	1,094	12,546

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

13.           Investments in Other Companies, continued:

(b)         The total carrying amount of the Bank’s associates is explained as follows, continued:

	2017
Associate’s statement of financial position	Centro de Compensación Automatizado S.A.	Soc. Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Soc. Operadora de Tarjetas de Crédito Nexus S.A.	Sociedad Interbancaria de Depósitos de Valores S.A.	Redbanc S.A.	Transbank S.A.	Administrador Financiero del Transantiago S.A.	Sociedad Imerc OTC S.A.	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current assets	2,351	5,114	11,114	51	6,371	744,681	50,474	11,270	831,426
Non-current assets	4,520	1,224	21,555	3,669	14,864	76,097	830	6,643	129,402
Total Assets	6,871	6,338	32,669	3,720	21,235	820,778	51,304	17,913	960,828

Current liabilities	1,826	500	13,735	61	8,702	763,236	34,896	3,302	826,258
Non-current liabilities	349	—	5,153	—	5,049	738	918	3,112	15,319
Total Liabilities	2,175	500	18,888	61	13,751	763,974	35,814	6,414	841,577
Equity	4,696	5,838	13,781	3,659	7,484	56,804	15,490	11,490	119,242
Minority interest	—	—	—	—	—	—	—	9	9
Total Liabilities and Equity	6,871	6,338	32,669	3,720	21,235	820,778	51,304	17,913	960,828

Associate’s revenue and profit
Revenue	2,275	3,086	49,403	9	34,083	175,975	3,358	6,315	274,504
Operating expenses	(1,359)	(2,666)	(44,664)	(33)	(32,334)	(167,052)	(1,998)	(5,281)	(255,387)
Other income (expenses)	—	141	(187)	826	(339)	1,625	649	88	2,803
Income (loss) before taxes	916	561	4,552	802	1,410	10,548	2,009	1,122	21,920
Income tax	(208)	(122)	(1,125)	—	(354)	(2,453)	(426)	(586)	(5,274)
Net income for the year	708	439	3,427	802	1,056	8,095	1,583	536	16,646

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

13.           Investments in Other Companies, continued:

(c)      Joint Ventures:

The Bank has a 50% interest in Servipag Ltda. and a 50% interest in Artikos S.A., two jointly controlled entities.  The Bank’s interest in both entities is accounted for using the equity method in the consolidated financial statements.

Below it presents summarized financial information of entities controlled jointly:

	Artikos S.A.		Servipag Ltda.
	2016	2017	2016	2017
	MCh$	MCh$	MCh$	MCh$
Current assets	1,150	1,231	49,477	56,188
Non-current assets	1,028	1,246	17,350	16,669
Total Assets	2,178	2,477	66,827	72,857

Current liabilities	747	823	53,545	56,397
Non-current liabilities	—	—	4,686	6,463
Total Liabilities	747	823	58,231	62,860

Equity	1,431	1,654	8,596	9,997
Total Liabilities and Equity	2,178	2,477	66,827	72,857

Revenue	2,751	3,194	39,587	40,580
Operating expenses	(2,072)	(2,352)	(38,124)	(38,401)
Other income (expenses)	23	17	(542)	(473)
Profit before tax	702	859	921	1,706
Income tax	180	154	(103)	(305)
Profit for the year	882	1,013	818	1,401

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

13.           Investments in Other Companies, continued:

(d)     The reconciliation between opening and ending balance of investments in other companies that are not consolidated in 2015, 2016 and 2017 is detailed as follows:

	2015	2016	2017
	MCh$	MCh$	MCh$
Balance as of January 1,	23,043	25,849	30,314
Capital increase	314	1,129	—
Participation in net income	3,243	4,019	5,511
Dividends received	(663)	(667)	(484)
Other	(88)	(16)	430
Balance as of December 31,	25,849	30,314	35,771

(e)          As of December 31, 2016 and 2017, no impairment has been incurred in these investments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

14.           Intangible Assets:

(a)     Changes in intangible assets during the 2015, 2016 and 2017 periods are as follows:

	Goodwill (1)	Intangible assets arising from business combinations (2)	Software or computer programs	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2015	16,714	56,249	109,748	182,711
Acquisitions	—	—	8,519	8,519
Disposals	—	—	(685)	(685)
Impairment loss (*)	—	—	(59)	(59)
Balance as of December 31, 2015	16,714	56,249	117,523	190,486
Acquisitions	—	—	11,248	11,248
Disposals	—	—	(1,757)	(1,757)
Impairment loss (*)	—	—	—	—
Balance as of December 31, 2016	16,714	56,249	127,014	199,977
Acquisitions	—	—	18,779	18,779
Disposals	—	—	(5,790)	(5,790)
Impairment loss (*)	—	—	—	—
Balance as of December 31, 2017	16,714	56,249	140,003	212,966

Accumulated Amortization and Impairment
Balance as of January 1, 2015	—	(32,697)	(83,155)	(115,852)
Amortization for the year	—	(2,285)	(8,331)	(10,616)
Disposals	—	—	682	682
Balance as of December 31, 2015	—	(34,982)	(90,804)	(125,786)
Amortization for the year	—	(2,286)	(8,595)	(10,881)
Disposals	—	—	1,726	1,726
Balance as of December 31, 2016	—	(37,268)	(97,673)	(134,941)
Amortization for the year	—	(2,285)	(9,075)	(11,360)
Disposals	—	—	5,790	5,790
Balance as of December 31, 2017	—	(39,553)	(100,958)	(140,511)
Net balance as of December 31, 2015	16,714	21,267	26,719	64,700
Net balance as of December 31, 2016	16,714	18,981	29,341	65,036
Net balance as of December 31, 2017	16,714	16,696	39,045	72,455

(1)         Goodwill corresponds mainly to business combination with Citibank Chile whose amount is of MCh$12,576 that represents the value of synergies to be generated in the combination process and the acquisition of know-how.

(2)         Intangible assets arising from business combinations include assets with indefinite useful lives acquired in the business combination with Citibank Chile.

(*)        See Note No. 36(b).

As of December 31, 2016 and 2017, the Bank had made the following commitments for technological developments:

	Amount of Commitment
	2016	2017
	MCh$	MCh$
Software and licenses	3,024	5,779

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

Accordingly, for impairment testing purposes, goodwill acquired through business combinations has been allocated to four individual business segments, as follows:

	2016	2017
Business Segments	MCh$	MCh$
Retail	5,928	5,928
Wholesale	2,135	2,135
Treasury and money market operations	4,512	4,512
Subsidiaries	4,139	4,139
Total	16,714	16,714

Below are the key assumptions used for determining the value in use for impairment testing purposes:

•                  The Bank determines the recoverable amount of its business segments on the basis of value in use and employs a discounted cash flows (“DCF”) valuation model.  The DCF model reflects the characteristics of the banking business for every segment, the expected performance of the local economy, the bank’s market position and risk appetite while considering both the business and regulatory environment. Based on this backdrop, the model determines the present value of the estimated future earnings that would be distributed to shareholders, once the respective regulatory capital requirements are satisfied.

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

•                  A ten-year period is deemed as the Bank assumes that over that period it is possible to achieve its strategic goals.

•                  Earnings projections result from business growth, particularly associated with projected expansion rates for the local economy, the industry’s loan book and the Bank’s strategic goals. Then, based on historical data and a linear regression analysis, the Bank determines a multiplier of loan expansion (real terms) over GDP growth for the local economy. Currently, this multiplier is approximately 1.9 times. However, this multiplier is expected to decrease overtime as long as banking penetration increases across the diverse business segments. For GDP growth forecasting, the Bank applies judgment based on publicly available information, potential growth rate estimated for the local economy, such as the Central Bank’ estimates and market analysts’ projections.

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

•                  Earnings projections beyond the ten-year period are involved in the terminal value, which considers a perpetual cash flows growth rate within the long-run set at 3.5% in the baseline scenario, which is consistent with the growth rate expected for the economy in the long run.

•                  For purposes of business segments valuation, the DCF model considers discount rates that are determined by carrying out a linear regression analysis based on historical data of monthly returns of Banco de Chile’s stock and the market portfolio or overall stock index (IGPA index in Chile). In order to do this, an index linear model is applied, which is widely used in finance for these purposes. After estimating the model parameters (alpha and beta), the Capital Asset Pricing Model (“CAPM”) is utilized in order to determine the cost of equity or discount rate for shareholders’ cash flows. When using CAPM, equilibrium and long-term scenarios are assumed for risk-free rates and inflation. Based on this analysis, the Bank determined a cost of equity of 6.0% (real terms) and 9.0% (nominal terms) by using CAPM for the year ended December 31, 2017. Based on these estimates, a 9.0% discount rate (real terms) was chosen as the baseline conservative scenario, which in addition to the rate determined through CAPM considers other types of risks such as country risk and liquidity risk for Banco de Chile’s stock from an investor’s perspective. Besides these risks, the Bank carries out a sensitivity analysis by setting discounts rates of 8.0% and 10.0%.

•                  The value in use of every business segment is sensitive to earnings projections, discount rates and, to a much lesser extent, long-term growth rates. Changes in market factors may affect the calculation of discount rates.

(c)          The annual goodwill impairment tests for the years ended December 31, 2016 and 2017 did not result in an impairment loss on the goodwill of the Bank’s business segments as their economic values were higher than their carrying amounts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

15.           Property and Equipment:

(a)         As of December 31, 2016 and 2017, this account and its changes are detailed as follows:

	Land and Buildings	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$
(a.1) Cost

Balance as of January 1, 2016	292,166	167,874	47,960	508,000
Additions	10,174	14,105	3,540	27,819
Disposals/write-downs	(138)	(1,653)	(1,070)	(2,861)
Transfers	—	—	—	—
Accumulated depreciation (see (a.2))	(134,900)	(139,277)	(39,654)	(313,831)
Impairment loss (*) (***)	(15)	(4)	(26)	(45)
Reclassifications	—	—	—	—
Balance as of December 31, 2016	167,287	41,045	10,750	219,082

Balance as of January 1, 2017	302,187	180,322	50,404	532,913
Additions	10,606	8,898	3,720	23,224
Disposals/write-downs	(1,365)	(4,851)	(1,569)	(7,785)
Transfers	—	—	—	—
Accumulated depreciation (see (a.2))	(142,768)	(148,006)	(41,316)	(332,090)
Impairment loss (*) (***)	—	—	(3)	(3)
Reclassifications	—	—	—	—
Balance as of December 31, 2017	168,660	36,363	11,236	216,259

(a.2) Accumulated Depreciation

Balance as of January 1, 2016	(126,568)	(127,644)	(38,117)	(292,329)
Transfers	—	(18)	18	—
Depreciation charges in the period (*) (**)	(8,470)	(13,268)	(2,588)	(24,326)
Sales and disposals in the period	138	1,653	1,033	2,824
Reclassifications	—	—	—	—
Accumulated Depreciation as of December 31, 2016	(134,900)	(139,277)	(39,654)	(313,831)
Transfers	—	—	—	—
Depreciation charges in the period (*) (**)	(9,040)	(13,723)	(3,045)	(25,808)
Sales and disposals in the period	1,172	4,851	1,526	7,549
Reclassifications	—	143	(143)	—
Accumulated Depreciation as of December 31, 2017	(142,768)	(148,006)	(41,316)	(332,090)

(*)     See Note No. 36 about Depreciation, Amortization and Impairment

(**)   It does not include depreciation for the year for Investment Properties, which it registered under the item “Investment Properties” for an amount of Ch$368 million (Ch$368 million in 2016)

(***) It does not include charge-off provisions for Property and Equipment for an amount of Ch$163 million (Ch$229 million in 2016)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

15.           Property and Equipment, continued:

(b)         As of December 31, 2016 and 2017 the Bank has operating lease agreements, in which it acts as lessee, that cannot be terminated unilaterally; Information on the future payments is detailed as follows:

	Lease Contracts
	Expenses for the year	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Year 2017	33,017	2,764	5,522	23,462	45,891	33,789	34,401	145,829
Year 2016	34,490	2,750	5,458	22,841	51,242	36,213	46,902	165,406

As these lease agreements are operating leases under IAS 17 the leased assets are not presented in the Bank’s statement of financial position.

The Bank has entered into commercial leases of real estate. These leases have an average life of 5 years. There are no restrictions placed upon the lessee by entering into the lease.

(c)          As of December 31, 2016 and 2017, the Bank does not have any finance lease agreements as lessee and, therefore, there are no property and equipment balances to be reported from such transactions as of December 31, 2016 and 2017.

(d)         As of December 31, 2016 and 2017 the gross amount of fully depreciated assets (mainly equipment and facilities) corresponds to Ch$215,356 million and Ch$225,641 million, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

16.           Investment Properties:

	2015	2016	2017
	MCh$	MCh$	MCh$
Net Balance as of January 1,	15,936	15,042	14,674
Additions resulting from business combinations	—	—	—
Reclassifications	(515)	—	—
Disposals	—	—	—
Depreciation charges in the period	(379)	(368)	(368)
Impairment	—	—	—
Net Balance as of December 31,	15,042	14,674	14,306

Estimated useful lives applied by the Bank are presented in Note No. 2(n) on Property and equipment.

As of December 31, 2017, the fair value of the investment properties held by the Bank is Ch$42,230 million (Ch$41,071 million as of December 31, 2016).

In 2017, the Bank earned income of Ch$5,844 million (Ch$5,914 million in 2016) renting out their investment properties.  In the same period the Bank incurred corresponding expenses of Ch$2,587 million and Ch$2,806 million per year in 2016 and 2017.

17.           Current Taxes and Deferred Taxes:

(a)         Current Tax:

As of each year end, the Bank and its subsidiaries have established a First Category Income Tax Provision of MCh$122,644 and MCh$108,844 as of December 31, 2016 and 2017, determined in accordance with current tax laws.  The net tax to be paid or recovered is detailed as follows:

	2016	2017
	MCh$	MCh$

Income taxes	122,644	108,844
Less:
Monthly prepaid taxes (PPM)	(126,266)	(123,717)
Credit for training expenses	(2,031)	(2,036)
Real Estate Tax	—	—
Other	(1,004)	(2,670)
Total tax payable (receivable), net	(6,657)	(19,579)

	2016	2017
	MCh$	MCh$

Current tax assets	6,657	23,032
Current tax liabilities	—	(3,453)
Total tax receivable, net	6,657	19,579

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

17.           Current Taxes and Deferred Taxes, continued:

(b)         Income Tax:

The Bank’s tax expense recorded for the years ended December 31, 2015, 2016 and 2017 is detailed as follows:

	2015	2016	2017
	MCh$	MCh$	MCh$
Income tax expense:
Current year taxes	122,147	134,759	105,024
Tax from previous period	(1,851)	1,030	(1,401)
Subtotal	120,296	135,789	103,623
(Credit) charge for deferred taxes:
Origin and reversal of temporary differences	(18,964)	(26,044)	20,043
Effect of changes in tax rate	(18,234)	(9,158)	(5,729)
Subtotal	(37,198)	(35,202)	14,314
Other	(777)	(375)	(2,576)
Net charge to income for income taxes	82,321	100,212	115,361

Tax Rate	22.50%	24.00%	25.50%

(c)          Reconciliation of effective tax rate:

The following table reconciles the income tax rate to the effective rate applied to determine the Bank’s income tax expense as of December 31, 2015, 2016 and 2017:

	2015		2016		2017
	Tax rate %	MCh$	Tax rate %	MCh$	Tax rate %	MCh$
Income tax calculated on net income before tax	22.50	155,751	24.00	162,063	25.50	175,298
Subordinated Debt Payment (*)	(4.57)	(31,638)	(5.05)	(34,092)	(5.67)	(38,997)
Additions or deductions (**)	(3.91)	(27,032)	(3.90)	(26,332)	(2.88)	(19,794)
Tax from previous years	(0.27)	(1,851)	0.15	1,030	(0.20)	(1,401)
Effect of changes in tax rate	(2.63)	(18,234)	(1.36)	(9,158)	(0.83)	(5,729)
Other	0.77	5,325	1.00	6,701	0.87	5,984
Effective rate and income tax expense	11.89	82,321	14.84	100,212	16.79	115,361

(*)      The tax benefit associated with the dividend payment made to SAOS S.A., as payment of the subordinated debt held with the Central Bank, should disappear as the liability of SM-Chile with the Central Bank is completely paid off.

(**)            The deductions of the tax rate for 2015, 2016 and 2017 mainly relate to permanent differences between tax and financial accounting rules.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

17.           Current Taxes and Deferred Taxes, continued:

(c)   Reconciliation of effective tax rate, continued:

On September 29, 2014, Law 20,780, published in the Diario Oficial of Chile (equivalent to the “Federal Register”), amended the System of Income Taxation and introduced various adjustments to the tax system.

Additionally, on February 8, 2016 Law 20,899 was published, which established that open corporations must apply the tax regime of the first category with partial deduction of the credit in the final taxes. A regime characterized by the fact that shareholders will only be entitled to allocate against personal taxes (Global Supplementary or Additional), 65% of the first category tax paid by the company.

Law 20,780 establishes a gradual increase of rates to the first category tax regime as follows:

Year	Rate
2014	21.0%
2015	22.5%
2016	24.0%
2017	25.5%
2018	27.0%

Additionally, according to No. 11 of Article 1 of Law 20,780, as of January 1, 2017, the rate of sole tax has been increased to rejected expenses of article 21 from 35% to 40%.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

17.           Current Taxes and Deferred Taxes, continued:

(b)         Effect of deferred taxes on income and equity:

The effects of deferred taxes on assets, liabilities and income accounts are detailed as follows:

	Balance as of December 31,	Effect		Balance as of December 31,	Effect		Balance as of December 31,	Effect		Balance as of December
	2014	Income	Equity	2015	Income	Equity	2016	Income	Equity	31, 2017
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Debit differences:
Allowances for loan losses	100,734	14,804	—	115,538	12,181	—	127,719	(12,276)	—	115,443
Obligations with agreements to repurchase	(968)	—	—	(968)	—	—	(968)	—	—	(968)
Personnel provisions	9,597	(1,447)	—	8,150	3,081	—	11,231	1,290	—	12,521
Staff vacations	5,489	779	—	6,268	406	—	6,674	234	—	6,908
Accrued interest and indexation adjustments from past due loans	3,738	286	—	4,024	(669)	—	3,355	59	—	3,414
Staff severance indemnities provision	2,344	(117)	9	2,236	(337)	(45)	1,854	(352)	(45)	1,457
Provisions of credit card expenses	10,637	2,991	—	13,628	(1,169)	—	12,459	(3,504)	—	8,955
Provisions of accrued expenses	11,466	220	102	11,788	2,701	—	14,489	1,869	—	16,358
Leasing	—	18,239	—	18,239	18,880	—	37,119	(4,570)	—	32,549
Other adjustments	4,009	258	—	4,267	975	—	5,242	1,411	1	6,654
Total debit differences	147,046	36,013	111	183,170	36,049	(45)	219,174	(15,839)	(44)	203,291
Credit differences:
Investments with agreement to repurchase	125	—	—	125	—	—	125	—	—	125
Depreciation of property and equipment and investment properties	14,304	(1,141)	—	13,163	(1,348)	—	11,815	2,466	—	14,281
Adjustment for valuation financial assets available-for-sale	11,310	—	2,357	13,667	—	(12,575)	1,092	1	1,299	2,392
Hedge cash adjustment	259	—	—	259	—	—	259	—	—	259
Leasing equipment	1,898	(2,992)	—	(1,094)	—	—	(1,094)	—	—	(1,094)
Transitory assets	3,633	162	—	3,795	977	—	4,772	714	—	5,486
Derivative instruments adjustments	5,983	4,296	—	10,279	(2,572)	—	7,707	(3,329)	—	4,378
Assets received in lieu of payments	(1,434)	(196)	—	(1,630)	240	—	(1,390)	830	—	(560)
Accrued interest to effective rate	2,303	257	—	2,560	(313)	—	2,247	(644)	—	1,603
Intangible assets amortization	7,141	(501)	—	6,640	(550)	—	6,090	(587)	—	5,503
Other adjustments	7,284	(1,070)	—	6,214	4,413	1	10,628	(976)	1	9,653
Total credit differences	52,806	(1,185)	2,357	53,978	847	(12,574)	42,251	(1,525)	1,300	42,026
Total Assets (Liabilities), net	94,240	37,198	(2,246)	129,192	35,202	12,529	176,923	(14,314)	(1,344)	161,265

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

18.           Other Assets:

As of December 31, 2016 and 2017, other assets are detailed as follows:

	2016	2017
	MCh$	MCh$
Cash deposit guarantee	178,529	174,254
Assets held for leasing (*)	103,078	127,979
Other accounts and notes receivable	51,626	99,201
Mutual funds	25,823	78,069
Documents intermediated (**)	32,243	32,593
Recoverable income taxes	6,278	20,437
Assets received or awarded as payment (***):
Assets received in lieu of payment	14,835	19,905
Provisions for assets received in lieu of payment	(1,468)	(1,532)
Prepaid expenses	10,740	12,180
Commissions receivable	6,714	6,387
Accounts receivable for sale of assets received in lieu of payment	245	3,353
Recovered leased assets for sale	589	3,053
Transactions in progress (****)	5,070	2,151
Rental guarantees	1,815	1,849
Other	26,740	24,921
Total	462,857	604,800

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

19.           Current Accounts and Other Demand Deposits:

As of December 31, 2016 and 2017, current accounts and other demand deposits are detailed as follows:

	2016	2017
	MCh$	MCh$
Current accounts	6,907,655	7,200,050
Other demand deposits	856,711	1,081,223
Other deposits and accounts	556,782	634,433
Total	8,321,148	8,915,706

20.           Saving Accounts and Time Deposits:

As of December 31, 2016 and 2017, saving accounts and time deposits are detailed as follows:

	2016	2017
	MCh$	MCh$
Time deposits	10,277,292	9,743,968
Term savings accounts	208,435	214,120
Other term balances payable	67,174	109,690
Total	10,552,901	10,067,778

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

21.           Borrowings from Financial Institutions:

As of December 31, 2016 and 2017, borrowings from financial institutions are detailed as follows:

	2016	2017
	MCh$	MCh$
Domestic banks
Interbank loans	—	1,100
Current account overdrafts	—	—
Subtotal	—	1,100

Foreign banks
Foreign trade financing
Chilean export financing	905,874	1,064,435
Chilean import financing	20,317	23,064
Obligations for transactions between other countries	—	—
Borrowings and other obligations
Borrowings obtained at short-term	—	—
Current account overdrafts	12,947	13,745
Borrowings obtained at long-term	100,885	92,683
Subtotal	1,040,023	1,193,927

Chilean Central Bank
Borrowings and other obligations	—	—
Debt reprogramming credit lines	3	1
Subtotal	3	1
Total	1,040,026	1,195,028

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

22.           Debt Issued:

As of December 31, 2016 and 2017, Debt issued is detailed as follows:

	2016 MCh$	2017 MCh$
Mortgage bonds	32,914	23,424
Bonds	5,431,575	5,769,334
Subordinated bonds	713,438	696,217
Total	6,177,927	6,488,975

During the period ended as of December 31, 2017, Banco de Chile issued Ch$1,399,001 million in bonds of which Ch$ 590,052 million and Ch$808,949 million corresponds to bonds and commercial paper respectively, according to the following details:

Bonds

Series	Amount MCh$	Terms Years	Annual Rate %	Currency	Issue date	Maturity date

BCHIBQ0915	58,643	13	3.00	UF	20/01/2017	20/01/2030
BCHIBH0915	56,338	9	2.70	UF	01/02/2017	01/02/2026
BCHIBP1215	58,157	13	3.00	UF	06/03/2017	06/03/2030
BCHIBC1215	30,544	6	2.50	UF	06/03/2017	06/03/2023
BCHIBC1215	5,554	6	2.50	UF	07/03/2017	07/03/2023
BCHIBC1215	19,600	6	2.50	UF	12/04/2017	12/04/2023
BONO EUR	36,782	15	1.71	EUR	26/04/2017	26/04/2032
BCHIBG1115	85,115	9	2.70	UF	09/05/2017	09/05/2026
BCHIBE1115	55,097	7	2.70	UF	16/10/2017	16/10/2024
BONO JPY	55,506	20	1.02	JPY	17/10/2017	17/10/2037
BCHIBR1215	57,350	13	3.00	UF	17/11/2017	17/11/2030
BONO USD	71,366	20	2.49	USD	20/12/2017	20/12/2037
Total as of December 31, 2017	590,052

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

22.           Debt Issued, continued:

Commercial Papers

Series	Amount MCh$	Annual Rate %	Currency	Issued date	Maturity date
Citibank N.A.	13,223	1.37	USD	05/01/2017	05/06/2017
Wells Fargo Bank	16,702	1.50	USD	06/01/2017	03/07/2017
Wells Fargo Bank	6,681	1.48	USD	06/01/2017	05/07/2017
Wells Fargo Bank	3,340	1.38	USD	06/01/2017	05/06/2017
Wells Fargo Bank	3,340	1.27	USD	06/01/2017	08/05/2017
Wells Fargo Bank	3,340	1.17	USD	06/01/2017	06/04/2017
Wells Fargo Bank	24,906	1.20	USD	09/01/2017	10/04/2017
Wells Fargo Bank	671	1.47	USD	09/01/2017	10/07/2017
Citibank N.A.	2,685	1.47	USD	09/01/2017	28/07/2017
Citibank N.A.	67,131	1.27	USD	09/01/2017	12/05/2017
Wells Fargo Bank	20,105	1.36	USD	10/01/2017	09/06/2017
Bofa Merrill Lynch	16,754	1.35	USD	10/01/2017	09/06/2017
Wells Fargo Bank	1,318	1.23	USD	13/01/2017	12/05/2017
Wells Fargo Bank	3,295	1.43	USD	13/01/2017	12/07/2017
Bofa Merrill Lynch	3,884	1.70	USD	07/02/2017	06/02/2018
Bofa Merrill Lynch	4,531	1.70	USD	07/02/2017	06/02/2018
Bofa Merrill Lynch	11,017	1.70	USD	08/02/2017	07/02/2018
Wells Fargo Bank	12,797	1.40	USD	10/02/2017	01/09/2017
Wells Fargo Bank	19,196	1.40	USD	10/02/2017	11/09/2017
Wells Fargo Bank	19,284	1.70	USD	13/02/2017	12/02/2018
Wells Fargo Bank	1,607	1.32	USD	13/02/2017	14/08/2017
Citibank N.A.	10,992	1.04	USD	15/02/2017	15/05/2017
Citibank N.A.	15,977	1.34	USD	15/02/2017	15/08/2017
Citibank N.A.	4,474	1.34	USD	15/02/2017	15/08/2017
Citibank N.A.	4,471	1.35	USD	16/02/2017	08/09/2017
Wells Fargo Bank	9,885	1.40	USD	21/03/2017	29/09/2017
Bofa Merrill Lynch	33,024	1.16	USD	24/03/2017	23/06/2017
Bofa Merrill Lynch	26,419	1.16	USD	24/03/2017	23/06/2017
Bofa Merrill Lynch	33,165	1.42	USD	30/03/2017	27/09/2017
Wells Fargo Bank	16,651	1.30	USD	10/04/2017	08/08/2017
Wells Fargo Bank	13,351	1.45	USD	11/04/2017	10/10/2017
Citibank N.A.	33,061	1.30	USD	12/06/2017	12/09/2017
Wells Fargo Bank	2,645	1.48	USD	12/06/2017	11/12/2017
Bofa Merrill Lynch	7,972	1.30	USD	16/06/2017	15/09/2017
Wells Fargo Bank	6,643	1.75	USD	16/06/2017	15/06/2018
Wells Fargo Bank	6,786	1.81	USD	21/06/2017	20/06/2018
Citibank N.A.	10,418	1.48	USD	23/06/2017	19/12/2017
Citibank N.A.	5,960	1.46	USD	27/06/2017	19/12/2017
Citibank N.A.	26,487	1.35	USD	27/06/2017	23/10/2017
Jp.Morgan Chase	33,322	1.48	USD	11/07/2017	08/11/2017
Citibank N.A.	32,871	1.52	USD	14/07/2017	12/01/2018
Wells Fargo Bank	16,284	1.55	USD	31/07/2017	31/01/2018
Wells Fargo Bank	3,257	1.55	USD	31/07/2017	31/01/2018
Wells Fargo Bank	6,513	1.42	USD	31/07/2017	31/10/2017
Wells Fargo Bank	6,513	1.42	USD	31/07/2017	31/10/2017
Wells Fargo Bank	10,952	1.52	USD	14/08/2017	09/02/2018
Wells Fargo Bank	12,852	1.52	USD	21/08/2017	16/02/2018
Wells Fargo Bank	19,047	1.47	USD	25/08/2017	22/12/2017
Wells Fargo Bank	18,708	1.63	USD	13/10/2017	11/04/2018
Wells Fargo Bank	12,472	1.63	USD	13/10/2017	09/04/2018
Wells Fargo Bank	24,944	1.77	USD	13/10/2017	10/07/2018
Wells Fargo Bank	6,236	1.91	USD	13/10/2017	12/10/2018
Bofa Merrill Lynch	12,472	1.63	USD	13/10/2017	12/04/2018
Jp.Morgan Chase	8,215	1.83	USD	14/11/2017	13/08/2018
Wells Fargo Bank	15,883	1.65	USD	21/11/2017	21/03/2018
Wells Fargo Bank	42,624	1.75	USD	07/12/2017	05/03/2018
Wells Fargo Bank	1,596	2.25	USD	14/12/2017	13/12/2018
Total as of December 31, 2017	808,949

During the year ended December 31, 2017, there were no subordinated bonds issued.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

22.           Debt Issued, continued:

During the period ended as of December 31, 2016, Banco de Chile issued MCh$1,420,037 in bonds of which MCh$804,979,  MCh$532,852 and MCh$82,206 corresponds to Unsubordinated bonds, commercial paper and Subordinated bonds respectively, according to the following details:

Bonds

Series	Amount MCh$	Terms Years	Annual Rate %	Currency	Issue date	Maturity date
BCHIAR0613	8,497	10	3.60	UF	29/01/2016	29/01/2026
BCHIAR0613	10,869	10	3.60	UF	18/02/2016	18/02/2026
BCHIBJ0915	53,553	10	2.90	UF	25/05/2016	25/05/2026
BCHIBF0915	79,626	8	2.70	UF	25/05/2016	25/05/2024
BCHIBK0915	53,485	11	2.90	UF	25/05/2016	25/05/2027
BCHIBL1115	79,806	11	2.90	UF	25/05/2016	25/05/2027
BCHIBA0815	53,480	5	2.50	UF	29/06/2016	29/06/2021
BCHIBI1115	80,405	10	2.90	UF	29/06/2016	29/06/2026
BCHIBB0815	6,706	6	2.50	UF	05/07/2016	05/07/2022
BCHIBB0815	46,950	6	2.50	UF	06/07/2016	06/07/2022
BONO USD	19,705	5	1.97	USD	05/08/2016	05/08/2021
BONO USD	68,060	5	1.96	USD	01/09/2016	01/09/2021
BCHIBM0815	85,148	12	2.90	UF	28/09/2016	28/09/2028
BONO CHF	101,560	8	0.25	CHF	11/11/2016	11/11/2024
BONO JPY	57,129	5	0.35	JPY	21/12/2016	21/12/2021
Total as of December 31, 2016	804,979

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

22.           Debt Issued, continued:

Commercial Papers

Series	Amount MCh$	Annual Rate %	Currency	Issued date	Maturity date
Merrill Lynch	14,717	0.94	USD	04/01/2016	05/07/2016
JP. Morgan Chase	30,879	0.70	USD	05/01/2016	04/04/2016
Wells Fargo Bank	10,883	0.62	USD	14/01/2016	13/04/2016
Citibank N.A.	10,810	0.95	USD	25/01/2016	22/07/2016
Citibank N.A.	10,723	0.75	USD	27/01/2016	23/05/2016
Citibank N.A.	11,362	0.95	USD	28/01/2016	27/07/2016
Citibank N.A.	3,551	0.75	USD	28/01/2016	27/05/2016
Merrill Lynch	3,535	0.90	USD	03/02/2016	02/08/2016
Merrill Lynch	10,745	0.68	USD	03/02/2016	04/05/2016
JP. Morgan Chase	19,943	0.65	USD	04/04/2016	01/07/2016
Merrill Lynch	4,689	1.25	USD	04/05/2016	28/04/2017
Merrill Lynch	13,296	0.95	USD	06/05/2016	03/11/2016
Citibank N.A.	12,217	0.77	USD	10/05/2016	08/09/2016
Wells Fargo Bank	10,181	1.07	USD	10/05/2016	10/02/2017
Merrill Lynch	10,203	0.56	USD	11/05/2016	12/07/2016
Citibank N.A.	41,097	0.59	USD	12/05/2016	11/07/2016
Citibank N.A.	10,274	0.98	USD	12/05/2016	09/11/2016
Citibank N.A.	18,155	0.79	USD	16/05/2016	16/09/2016
Citibank N.A.	27,614	0.59	USD	18/05/2016	18/07/2016
Citibank N.A.	1,990	0.98	USD	15/06/2016	15/11/2016
Wells Fargo Bank	11,462	1.25	USD	22/06/2016	21/06/2017
JP. Morgan Chase	10,314	0.70	USD	01/07/2016	03/10/2016
Merrill Lynch	13,266	0.71	USD	05/07/2016	04/10/2016
Citibank N.A.	33,133	1.04	USD	06/07/2016	05/01/2017
Wells Fargo Bank	3,330	1.02	USD	07/07/2016	28/12/2016
Merrill Lynch	6,660	1.00	USD	07/07/2016	09/01/2017
Citibank N.A.	3,304	0.74	USD	11/07/2016	19/10/2016
Merrill Lynch	3,282	1.02	USD	13/07/2016	09/01/2017
Wells Fargo Bank	1,969	0.84	USD	13/07/2016	10/11/2016
Wells Fargo Bank	32,548	1.05	USD	14/07/2016	10/01/2017
Merrill Lynch	9,764	1.05	USD	14/07/2016	11/01/2017
Merrill Lynch	3,906	1.30	USD	14/07/2016	12/07/2017
JP. Morgan Chase	12,368	0.78	USD	14/07/2016	14/10/2016
Citibank N.A.	25,896	0.83	USD	15/07/2016	13/12/2016
Citibank N.A.	13,410	0.87	USD	09/09/2016	06/12/2016
Citibank N.A.	6,700	0.85	USD	12/09/2016	06/12/2016
Merrill Lynch	18,005	1.26	USD	07/10/2016	05/04/2017
JP. Morgan Chase	12,739	1.06	USD	14/10/2016	15/02/2017
Citibank N.A.	33,932	0.91	USD	18/11/2016	15/02/2017
Total as of December 31, 2016	532,852

Subordinated Bonds

Series	Amount MCh$	Terms Years	Interest rate %	Currency	Issue date	Maturity date
UCHIG1111	30,797	25	3.75	UF	18/08/2016	18/08/2041
UCHIG1111	9,258	25	3.75	UF	01/09/2016	01/09/2041
UCHIG1111	42,151	25	3.75	UF	02/09/2016	02/09/2041
Total as of December 31, 2016	82,206

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

23.           Other Financial Obligations:

As of December 31, 2016 and 2017, other financial institutions are detailed as follows:

	2016 MCh$	2017 MCh$
Other Chilean obligations	149,603	104,665
Public sector obligations	36,596	32,498
Total	186,199	137,163

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

24.           Provisions:

(a)         As of December 31, 2016 and 2017, provisions are detailed as follows:

	2016	2017
	MCh$	MCh$
Provision for minimum dividends	165,675	172,804
Other provisions for contingencies	21,893	21,733
Total	187,568	194,537

(b)         The following table details the changes in provisions during 2015, 2016 and 2017:

	Minimum dividends	Other contingencies	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2015	177,324	8,319	185,643
Provisions established	167,699	7,061	174,760
Provisions used	(177,324)	(247)	(177,571)
Provisions released	—	—	—
Balances as of December 31, 2015	167,699	15,133	182,832

Balances as of January 1, 2016	167,699	15,133	182,832
Provisions established	165,675	6,880	172,555
Provisions used	(167,699)	—	(167,699)
Provisions released	—	(120)	(120)
Balances as of December 31, 2016	165,675	21,893	187,568

Balances as of January 1, 2017	165,675	21,893	187,568
Provisions established	172,804	—	172,804
Provisions used	(165,675)	—	(165,675)
Provisions released	—	(160)	(160)
Balances as of December 31, 2017	172,804	21,733	194,537

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

25.           Employee Benefits:

(a)         Provisions for personnel benefits and payroll:

	2016	2017
	MCh$	MCh$

Short-term personnel benefits (a.2)	37,868	41,728
Vacation accrual (a.3)	25,539	25,159
Employee defined benefit plan (a.1)(*)	8,851	7,676
Other Benefits	11,087	12,065
Total	83,345	86,628

(*)                               See Note No. 2 (ac) (iii)

(a.1)                                 Employee defined benefit plan:

	2016	2017
	MCh$	MCh$

Current service cost	59	(86)
Interest cost on benefit obligation	369	343
Actuarial gains and losses	(169)	(164)
Net benefit expense	259	93

The net benefit expense is recognized under “Personnel Expenses” (Note 34).

The principal assumptions used in determining pension obligations for the Bank’s plan are shown below:

	December 31,	December 31,
	2016	2017
	%	%

Discount rate	4.29	4.53
Annual salary increase	4.56	4.14
Payment probability	99.99	99.99

The most recent actuarial valuation of the present value of the benefit plan obligation was carried out at December 31, 2017.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

25.           Employee Benefits, continued:

Changes in the present value of the defined benefit obligation are as follows:

	2016	2017
	MCh$	MCh$

Opening defined benefit obligation, January 1,	10,728	8,851
Contributions by the employer	428	257
Benefits paid	(2,136)	(1,268)
Actuarial gains and losses	(169)	(164)
Closing defined benefit obligation	8,851	7,676

(a.2) The following table details the changes in provisions for incentive plans during 2016 and 2017:

	2016	2017
	MCh$	MCh$

Balances as of January 1,	34,307	37,868
Provisions established	37,339	36,171
Provisions used	(33,778)	(32,311)
Provisions released	—	—
Balances as of December 31,	37,868	41,728

(a.3) The following table details the changes in provisions for vacation during 2016 and 2017:

	2016	2017
	MCh$	MCh$

Balances as of January 1,	25,480	25,539
Provisions established	5,932	5,626
Provisions used	(5,873)	(6,006)
Provisions released	—	—
Balances as of December 31,	25,539	25,159

(b)         Provisions for share-based employee benefits:

As of December 31, 2016 and 2017, the Bank and its subsidiaries do not have a stock compensation plan.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

26.           Other Liabilities:

As of December 31, 2016 and 2017, other liabilities are detailed as follows:

	2016	2017
	MCh$	MCh$

Accounts and notes payable (*)	146,355	190,151
Documents intermediated	52,314	49,672
Cobranding	47,462	32,905
Financial guarantees	12,084	11,374
Deferred income	6,077	5,576
VAT payable	—	918
Pending transactions	757	675
Insurance payments	163	478
Other	26,276	16,814
Total	291,488	308,563

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

	2016	2017
	MCh$	MCh$

Off-balance-sheet accounts
Foreign office guarantees and standby letters of credit	279,362	285,035
Confirmed foreign letters of credit	64,044	64,970
Issued foreign letters of credit	152,118	94,313
Performance bonds	2,150,307	2,220,828
Undrawn credit lines	7,572,687	7,240,406
Other commitments	148,190	60,609

Transactions on behalf of third parties
Collections	137,259	168,353
Third-party resources managed by the Bank:
Financial assets managed on behalf of third parties	39,714	7,121
Other assets managed on behalf of third parties	—	—
Financial assets acquired on its own behalf	174,022	133,794

Fiduciary activities
Securities held in safe custody in the Bank	9,586,026	13,623,725
Securities held in safe custody in other entities	5,607,815	7,105,587
Total	25,911,544	31,004,741

(b)         Financial Guarantees

As of December 31, 2016 and 2017, the expiration of financial guarantees per period is as follows:

	2016
	Due within 1 year MCh$	Due after 1 year but within 3 years MCh$	Due after 3 years but within 5 years MCh$	Due after 5 years MCh$	Total MCh$
Performance bonds	1,583,497	429,353	108,315	29,142	2,150,307
Foreign office guarantees and standby letters of credit	239,823	24,387	—	15,152	279,362
Total	1,823,320	453,740	108,315	44,294	2,429,669

	2017
	Due within 1 year MCh$	Due after 1 year but within 3 years MCh$	Due after 3 years but within 5 years MCh$	Due after 5 years MCh$	Total MCh$
Performance bonds	1,608,314	523,597	80,623	8,294	2,220,828
Foreign office guarantees and standby letters of credit	218,532	66,006	280	217	285,035
Total	1,826,846	589,603	80,903	8,511	2,505,863

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

27.           Contingencies and Commitments, continued:

(c)          Lawsuits and legal proceedings:

(c.1) Legal contingencies within the ordinary course of business:

At the date of issuance of these consolidated financial statements, there are legal actions filed against the Bank and its subsidiaries in the ordinary course of business. As of December 31, 2017, the Bank and its subsidiaries maintain provisions for legal contingencies amounting to Ch$21,470 million (Ch$21,630 million as of December 31, 2016), which are part of the item “Provisions” in the Statement of Financial Position.

The most significant lawsuit relates to the collective lawsuit filed by the National Consumer Service (Servicio Nacional del Consumidor) in accordance with Law No. 19,496 in the 12th Civil Court of Santiago. This legal action challenges certain clauses of the “Person Products Unified Agreement” (Contrato Unificado de Productos de Personas) regarding overdraft fees on credit lines and the validity of tacit consent to changes in rates, charges and other conditions in consumer contracts. To date, the probationary period has been concluded.

The following table presents the estimated date of completion of the respective litigation:

	As of December 31, 2017
	2018	2019	2020	2021	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Legal contingencies	21,269	201	—	—	21,470

(c.2) Contingencies for significant lawsuits:

As of December 31, 2016 and 2017, the Bank is not party to any significant lawsuits that affects or that may affect these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

27.           Contingencies and Commitments, continued:

(d)         Guarantees granted:

(i)            In subsidiary Banchile Administradora General de Fondos S.A.:

In compliance with article 12 of Law 20,712, Banchile Administradora General de Fondos S.A., has designated Banco de Chile as the representative of the beneficiaries of the guarantees it has established and in that character the Bank has issued bank guarantees totaling UF 2,588,500, maturing January 10, 2018 (UF 2,642,000 maturing January 10, 2017 in December 2016). The subsidiary took a policy with Mapfre Seguros Generales S.A. for the Real State Funds by a guaranteed amount of UF 382,900.

As of December 31, 2017 and 2016 the Bank has no guaranteed mutual funds.

In compliance with the rules established by the Superintendency of Securities and Insurance (“SVS”) (now the Chilean Commission for the Financial Market (“CMF”)) in letter f) of Circular 1,894 of September 24, 2008, the entity has constituted guarantees, by management portfolio, in benefit of investors.  Such guarantee corresponds to a bank guarantee for UF 372,200, with a maturity date of January 10, 2018.

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

The Bank has given the following guarantees in relation to this subsidiary’s business activities:

	2016	2017
	MCh$	MCh$
Guarantees:
Shares to secure short-sale transactions in:
Securities Exchange of the Santiago Stock Exchange	17,750	20,249
Securities Exchange of the Electronic Stock Exchange of Chile	22,473	29,926
Fixed income securities to ensure system CCLV, Bolsa de Comercio de Santiago, Bolsa de Valores	2,992	3,995
Fixed income securities to guarantee stock loans, Bolsa Eléctronica de Chile, Bolsa de Valores	—	—
Shares delivered to ensure equity loan, Chilean Electronic Stock Exchange, Stock Exchange	610	3,864
Securities Exchange of the Santiago, Stock Exchange	884	—
Total	44,709	58,034

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

Banchile Corredores de Bolsa S.A. keeps an insurance policy current with AIG Chile — Compañía de Seguros Generales S.A. that expires January 2, 2018, and that covers employee fidelity, physical losses, falsification or adulteration, and currency fraud with a coverage amount equivalent to US$ 10,000,000.

According to the Chilean Central Bank, it provided a bank guarantee of UF 10,500 for the purposes of complying with the contract for Service System Open Market Operations (“SOMA”) of the Chilean Central Bank. This bank guarantee is revaluated in UF to fixed term, is not endorsable and has a maturity date of July 20, 2018.

It also provided a bank guarantee No. 358131-4 in the amount of UF 229,100 for the benefits of investors in portfolio management contracts.  This bank guarantee is revaluated in UF to fixed term, is not endorsable and has a maturity date of January 10, 2018.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

27.           Contingencies and Commitments, continued:

(d)         Guarantees granted, continued:

(iii)    In subsidiary Banchile Corredores de Seguros Ltda.

According to article No. 58, letter D of D.F.L. 251, as of December 31, 2017, the entity maintains two insurance policies that protect it against potential damages caused by infractions of the law, regulations and complementary rules that regulate insurance brokers. These insurance policies relate especially to non-compliance on the basis of acts, mistakes or omissions of brokers, representatives, agents or dependents that participate in the intermediation.

The policies contracted are the following:

Matter insured	Amount Insured (UF)
Responsibility for errors and omissions policy	60,000
Civil responsibility policy	500

(e)          On January 30, 2014, the SVS (now the CMF) brought administrative charges against Banchile Corredores de Bolsa S.A. for the alleged infringement of the second paragraph of Article 53 of Security Market Law in relation to certain specific transactions performed during the years 2009, 2010 and 2011 related to Sociedad Química y Minera de Chile S.A.’s shares (SQM).  The second paragraph of Article 53 of Security Market Law states that “…no person may engage in transactions or induce or attempt to induce the purchase or sale of securities, whether or not governed by this Act, by means of any misleading or deceptive act, practice, mechanism or artifice….”

On October 30, 2014, the SVS (now the CMF) imposed a fine of UF 50,000 on Banchile Corredores de Bolsa S.A., for violation of the second paragraph of Article 53 of the Securities Market Law in relation to certain transactions of SQM-A’s shares intermediated by Banchile Corredores de Bolsa S.A. in 2011.

Banchile Corredores de Bolsa S.A. filed a claim in the Eleventh Civil Court of Santiago against Exempt Resolution No. 270 of October 30, 2014 of the SVS (now the CMF), requesting an annulment of the fine. This claim was consolidated with the trial due No. 25,795-2014, of the 22nd Civil Court of Santiago. To date the evidence stage has expired and is pending the personal inspection of the court to the Electronic Stock Exchange of Chile, Stock Exchange.

In accordance with the provisions policy, the company has not made provisions for this case because there has not yet been a judgment and the legal advisors in charge of the case believe that there are solid grounds for dismissal.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

28.           Equity

(a)         Authorized, subscribed and paid shares:

As of December 31, 2017, the paid-in capital of Banco de Chile is represented by 99,444,132,192 registered shares (97,624,347,430 in 2016), with no par value, subscribed and fully paid.

(b)         Shares:

(b.1)     On July 13, 2017, Banco de Chile announced the capitalization of 40% of the distributable net income obtained during the fiscal year ending the 31st of December, 2016, through the issuance of fully paid-in shares, agreed in the Extraordinary Shareholders Meeting held on the 23th of March, 2017, where it was agreed to increase the Bank´s capital in the amount of Ch$133,353,827,359 through the issuance of 1,819,784,762 fully paid-in shares, of no par value, payable through the distributable net income for the year 2016 that was not distributed as dividends, as agreed at the Ordinary Shareholders Meeting held on the same day.

The issuance of fully paid-in shares was registered in the SBIF with the No.1/2017, on July 11, 2017.

The Board of Directors of Banco de Chile, at the meeting No.2,862, dated July 13, 2017, set July 27, 2017, as the date for issuance and distribution of the fully paid in shares.

(b.2)     The following table shows the share movements from December 31, 2015 to December 31, 2017:

Total Ordinary Shares
Total shares as of December 31, 2015	96,129,146,433
Capitalization of retained earnings	1,495,200,997
Total shares as of December 31, 2016	97,624,347,430
Capitalization of retained earnings	1,819,784,762
Total Shares as of December 31, 2017	99,444,132,192

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

28.           Equity, continued:

(c)     Shareholders’ composition:

As of December 31, 2016, the shareholder composition was as follows:

Corporate Name or Shareholder’s Name	Shares	% of Equity Holding

Sociedad Administradora de la Obligación Subordinada SAOS S.A.	28,593,701,789	29.29
LQ Inversiones Financieras S.A.	25,694,731,690	26.32
Sociedad Matriz del Banco de Chile S.A.	12,138,561,434	12.43
Other minority shareholders	31,197,352,517	31.96
Total	97,624,347,430	100.00

As of December 31, 2017, the shareholder composition was as follows:

Corporate Name or Shareholder’s Name	Shares	% of Equity Holding

Sociedad Administradora de la Obligación Subordinada SAOS S.A.	28,593,701,789	28.75
LQ Inversiones Financieras S.A.	26,733,861,635	26.88
Sociedad Matriz del Banco de Chile S.A.	12,138,567,444	12.21
Other minority shareholders	31,978,001,324	32.16
Total	99,444,132,192	100.00

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

28.           Equity, continued:

(d)    Approval and payment of dividends:

At the Ordinary Shareholders’ Meeting held on March 23, 2017, the Bank’s shareholders agreed to distribute and pay dividend No. 205 amounting to Ch$2.92173783704 per common share of Banco de Chile, with charge to net income for the year ended December 31, 2016.  The amount of dividend paid was Ch$342,034 million.

At the Ordinary Shareholders’ Meeting held on March 24, 2016, the Bank’s shareholders agreed to distribute and pay dividend No. 204 amounting to Ch$3.37534954173 per common share of Banco de Chile, with charge to net income for the year ended December 31, 2015.  The amount of dividend paid was Ch$366,654 million.

.

The following dividends were declared and paid by the Bank for the year ended as of December 31, 2015, 2016 and 2017:

	2015	2016	2017
Dividends on ordinary shares MCh$ (*):	367,445	366,654	342,034
Dividends per ordinary share Ch$(1):	3.88	3.81	3.50

(*)          This dividend per share is composed of the dividend paid to the Central Bank and common shareholders in the amounts of MCh$142,003 and MCh$200,031, respectively.  The Central Bank has 29,161.4 million shares with a payment of Ch$4.8695630 per common share of Banco de Chile and for common shareholders the number of shares are 68,462.9 million with a payment of Ch$2.9217378 per common share of Banco de Chile.

(1)         Dividends per share are calculated by dividing the amount of the dividend paid during each year by the previous year’s number of shares outstanding.

(e)     Provision for minimum dividends:

The Chilean Corporations Law mandates a minimum distribution of 30% of distributable income.  Accordingly, the Bank recorded a liability under the line item “Provisions” for an amount of Ch$172,804 million (Ch$165,675 million in December 31, 2016) against “Retained earnings”.

(f)      Other comprehensive income:

The cumulative translation adjustment is generated from the Bank’s translation of its investments in foreign companies, as it records the effects of foreign currency translation for these items in equity. For the year ended December 31, 2017, there were no variations for this concept (a debit to equity for Ch$59 million in 2016).

In accordance with Note No. 2(w), the fair market value adjustment for available-for-sale instruments is generated by fluctuations in the fair value of that portfolio, with a charge or credit to equity, net of deferred taxes (see Note No. 12). For the year ended 2017, there was a net credit to equity in an amount of Ch$3,476 million (a net debt to equity for Ch$39,770 million in 2016).

Cash flow hedge adjustment consists of the portion of income of hedge instruments registered in equity produced in a cash flow hedge. For the year ended December 31, 2016, there was a credit to equity in an amount of Ch$11,158 million (a debit to equity for Ch$38,366 million for the period 2016).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

28.           Equity, continued:

(g)     Earnings per share:

Earnings per share is calculated by dividing the net profit for the year attributable to the ordinary equity holders of the Bank by the weighted average number of ordinary shares outstanding during the year.

The following table shows the income and share data used in the calculation of EPS:

	As of December 31,
	2015		2016	2017
Basic and diluted earnings per share:

Net profits attributable to ordinary equity holders of the Bank	MCh$	609,903	575,051	572,080
Weighted average number of ordinary shares (*)	99,444,132,192		99,444,132,192	99,444,132,192
Earnings per share	Ch$	6.13	5.78	5.75

(*)    During 2015, 2016 and 2017, the Bank capitalized 1,473,778,889, 1,495,200,997 and 1,819,784,762 shares respectively, which are considered in the earnings per share calculation as if they had been outstanding during all periods presented.

During the periods presented the Bank did not have any instruments that could lead to a dilution of its ordinary shares.

There have been no transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of the completion of these financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

29.           Interest Revenue and Expenses:

(a)         As of each year end, interest revenue is detailed as follows:

	2015	2016	2017
	MCh$	MCh$	MCh$
Commercial loans	852,202	856,172	786,794
Consumer loans	573,306	613,962	614,393
Residential mortgage loans	469,633	447,582	401,862
Financial investments	62,860	30,725	35,403
Repurchase agreements	9,389	9,053	7,337
Loans and advances to banks	28,267	32,280	15,024
Gain (loss) from accounting hedges	(90,620)	(76,378)	20,722
Other interest revenue	3,420	3,596	5,165
Total	1,908,457	1,916,992	1,886,700

During the year ended December 31, 2017, interest recorded in income from impaired loans amounted to Ch$6,426 million (Ch$5,629 million as of December 31, 2016).

(b)         As of each year end, interest expenses are detailed as follows:

	2015	2016	2017
	MCh$	MCh$	MCh$
Savings accounts and time deposits	341,955	376,541	297,277
Debt issued	329,111	309,589	268,203
Other financial obligations	2,249	1,916	1,640
Repurchase agreements	7,216	6,223	5,193
Borrowings from financial institutions	10,171	13,504	19,255
(Gain) loss from accounting hedges	(20,256)	(24,190)	54,834
Demand deposits	8,658	6,241	5,350
Other interest expenses	1,065	435	253
Total	680,169	690,259	652,005

(c)          As of each year end, loss from accounting hedge is the following:

	2015	2016	2017
	MCh$	MCh$	MCh$
Cash Flow hedge	(64,821)	(45,559)	(29,477)
Fair value hedge	(5,543)	(6,629)	(4,635)
Total	(70,364)	(52,188)	(34,112)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

30.           Income and Expenses from Fees and Commissions:

The income and expenses for fees and commissions shown in the Consolidated Statement of Comprehensive Income refers to the following items:

	2015	2016	2017
	MCh$	MCh$	MCh$
Income from fees and commissions
Card services	129,962	144,007	155,572
Investments in mutual funds and other	76,843	79,853	86,103
Collections and payments	52,657	49,362	50,343
Portfolio management	37,540	39,838	43,915
Insurance brokerage	23,258	28,036	30,163
Guarantees and letter of credit	21,858	23,183	24,485
Trading and securities management	14,701	13,666	18,741
Use of distribution channel	20,679	18,996	18,204
Financial advisory services	12,608	4,152	5,536
Lines of credit and overdrafts	13,400	5,795	5,000
Other fees earned	32,570	34,155	33,640
Total income from fees and commissions	436,076	441,043	471,702

Expenses from fees and commissions
Credit card transactions	(100,231)	(98,115)	(96,872)
Fees for interbank transactions	(14,322)	(10,361)	(13,189)
Fees for securities transactions	(3,139)	(3,969)	(6,802)
Fees for collections and payments	(6,568)	(6,427)	(6,206)
Sales force fees	(1,343)	(408)	(213)
Other fees	(4,494)	(492)	(746)
Total expenses from fees and commissions	(130,097)	(119,772)	(124,028)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

31.           Net Financial Operating Income:

The gain (losses) from trading and brokerage activities is detailed as follows:

	2015	2016	2017
	MCh$	MCh$	MCh$
Income on trading securities	12,770	42,415	46,207
Gain (loss) from mark to market	(2,132)	9,554	4,435
Financial assets held-for-trading	10,638	51,969	50,642
Sale of available-for-sale instruments	8,861	65,320	6,514
Sale of loan portfolio	4,130	4,930	2,063
Net (loss) gain of other transactions	1,687	752	233
Derivative instruments	19,096	5,604	(89,113)
Total	44,412	128,575	(29,661)

32.           Foreign Exchange Transactions, net:

The detail of foreign exchange transactions is the following:

	2015	2016	2017
	MCh$	MCh$	MCh$
Indexed foreign currency	(177,468)	108,849	176,231
Translation difference, net	21,410	(6,074)	(7,221)
Gain (loss) from accounting hedges	213,376	(90,370)	(64,135)
Total	57,318	12,405	104,875

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

33.           Provisions for Loan Losses:

The changes during 2015, 2016 and 2017 are the following:

	Loans and	Loans to customers as of December 31, 2015
	advance to banks	Commercial loans	Mortgage loans	Consumer loans	Total	Financial Guarantees	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established:
Individual provisions	—	(53,946)	—	—	(53,946)	(3,723)	(57,669)
Group provisions	—	(40,094)	(8,537)	(204,225)	(252,856)	(1,413)	(254,269)
Provisions established net	—	(94,040)	(8,537)	(204,225)	(306,802)	(5,136)	(311,938)

Provisions released:
Individual provisions	463	—	—	—	—	12,304	12,767
Group provisions	—	—	—	—	—	—	—
Provisions released net	463	—	—	—	—	12,304	12,767

Recovery of written-off assets	—	18,011	1,895	33,043	52,949	—	52,949

Provisions net allowances for credit risk	463	(76,029)	(6,642)	(171,182)	(253,853)	7,168	(246,222)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

33.           Provisions for Loan Losses, continued:

	Loans and	Loans to customers as of December 31, 2016
	advance to banks	Commercial loans	Mortgage loans	Consumer loans	Total	Financial Guarantees	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established:
Individual provisions	—	—	—	—	—	(5,944)	(5,944)
Group provisions	—	(45,462)	(6,932)	(261,838)	(314,232)	—	(314,232)
Provisions established net	—	(45,462)	(6,932)	(261,838)	(314,232)	(5,944)	(320,176)

Provisions released:
Individual provisions	94	7,924	—	—	7,924	2,575	10,593
Group provisions	—	—	—	—	—	3,478	3,478
Provisions released net	94	7,924	—	—	7,924	6,053	14,071

Recovery of written-off assets	—	13,017	2,350	31,475	46,842	—	46,842

Provisions net allowances for credit risk	94	(24,521)	(4,582)	(230,363)	(259,466)	109	(259,263)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

33.           Provisions for Loan Losses, continued:

	Loans and	Loans to customers as of December 31, 2017
	advance to banks	Commercial loans	Mortgage loans	Consumer loans	Total	Financial Guarantees	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established:
Individual provisions	(5)	—	—	—	—	—	(5)
Group provisions	—	(47,837)	(4,361)	(247,810)	(300,008)	(3,131)	(303,139)
Provisions established net	(5)	(47,837)	(4,361)	(247,810)	(300,008)	(3,131)	(303,144)

Provisions released:
Individual provisions	—	28,571	—	—	28,571	3,841	32,412
Group provisions	—	—	—	—	—	—	—
Provisions released net	—	28,571	—	—	28,571	3,841	32,412

Recovery of written-off assets	—	13,750	3,246	32,481	49,477	—	49,477

Provisions net allowances for credit risk	(5)	(5,516)	(1,115)	(215,329)	(221,960)	710	(221,255)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

34.           Personnel Expenses:

Personnel expenses in 2015, 2016 and 2017 are detailed as follows:

	2015	2016	2017
	MCh$	MCh$	MCh$

Remuneration	216,459	228,801	235,765
Bonuses and incentives	44,245	48,927	42,465
Variable Compensation	36,855	42,714	36,471
Lunch and health benefits	25,339	28,474	26,836
Gratifications	24,512	25,486	25,402
Staff severance indemnities	13,386	24,141	21,241
Training expenses	2,546	2,020	3,555
Other personnel expenses	18,046	17,355	17,596
Total	381,388	417,918	409,331

35.           Administrative Expenses:

As of December 31, 2015, 2016 and 2017, administrative expenses are detailed as follows:

	2015	2016	2017
	MCh$	MCh$	MCh$

General administrative expenses	194,159	209,304	211,611
Outsources services	47,932	46,923	51,949
Marketing expenses	32,509	32,781	30,698
Taxes, payroll taxes and contributions	12,513	14,161	14,242
Board expenses	2,861	3,175	2,955
Total	289,974	306,344	311,455

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

36.           Depreciation, Amortization and Impairment:

(a)         Amounts charged to income for depreciation and amortization during 2015, 2016 and 2017 are detailed as follows:

	2015	2016	2017
	MCh$	MCh$	MCh$

Depreciation and amortization
Depreciation of property and equipment (Note No.15a and Note No. 16)	21,206	24,694	26,176
Amortization of intangibles assets (Note No.14a)	10,616	10,881	11,360
Total	31,822	35,575	37,536

(b)         As of December 31, 2015, 2016 and 2017, the impairment loss is detailed as follows:

	2015	2016	2017
	MCh$	MCh$	MCh$

Impairment loss
Impairment loss on investment instruments	—	—	—
Impairment loss on property and equipment (Note No.15a)	204	274	166
Impairment loss on intangibles assets (Note No.14a)	59	—	—
Total	263	274	166

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

37.           Other Operating Income:

During 2015, 2016 and 2017, the Bank and its subsidiaries presented the following under other operating income:

	2015	2016	2017
	MCh$	MCh$	MCh$

Rental income	8,537	8,671	8,863
Credit card income	2,107	5,756	7,690
Expense recovery	3,386	3,242	4,095
Recovery from correspondent banks	2,980	2,909	2,710
Income for assets received in lieu of payment	1,569	2,978	1,941
Release of provisions for contingencies	280	120	160
Other	6,627	4,899	4,500
Total	25,486	28,575	29,959

38.           Other Operating Expenses:

During 2015, 2016 and 2017, the Bank and its subsidiaries incurred the following other operating expenses:

	2015	2016	2017
	MCh$	MCh$	MCh$

Write-offs for operating risks	6,981	5,475	6,360
Operations expenses leasing	1,096	1,893	10,152
Card administration	3,373	3,921	2,890
Provisions for contingencies	6,360	6,880	—
Other	5,021	8,767	6,466
Total	22,831	26,936	25,868

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

39.           Related Party Transactions:

Related parties are considered to be those natural or legal persons who are in positions to directly or indirectly have significant influence through their ownership or management of the Bank and its subsidiaries.

According to the above, the Bank considers natural or legal persons to be related parties when they have direct participation or through third parties on the Bank ownership, where such participation exceeds 5% of the shares, and people who, regardless of ownership, have authority and responsibility for planning, management and control of the activities of the Bank or its subsidiaries. Related parties are also companies in which the parties related by ownership or management of the Bank have share ownership that equals to or exceeds 5%, or in which they hold a position of director, general manager or equivalent position.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

39.           Related Party Transactions, continued:

(a)         Loans to related parties:

The following table details loans and accounts receivable and contingent loans, corresponding to related entities.

	Production and Services Companies (*)		Investment Companies (**)		Individuals (***)		Total
	2016	2017	2016	2017	2016	2017	2016	2017
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and accounts receivable:
Commercial loans	149,838	243,989	165,475	169,403	8,296	8,871	323,609	422,263
Residential mortgage loans	—	—	—	—	31,921	33,695	31,921	33,695
Consumer loans	—	—	—	—	6,496	7,265	6,496	7,265
Gross loans	149,838	243,989	165,475	169,403	46,713	49,831	362,026	463,223
Allowance for loan losses	(622)	(988)	(347)	(394)	(293)	(241)	(1,262)	(1,623)
Net loans	149,216	243,001	165,128	169,009	46,420	49,590	360,764	461,600

Contingent loans:
Guarantees and sureties	4,941	4,527	8,087	21,146	—	—	13,028	25,673
Letters of credits	165	294	—	1,170	—	—	165	1,464
Foreign letters of credits	—	—	—	—	—	—	—	—
Banks guarantees	24,095	34,457	19,764	23,071	—	—	43,859	57,528
Undrawn credit lines	55,607	53,151	12,928	13,907	15,897	15,179	84,432	82,237
Other contingencies loans	—	—	2,000	—	—	—	2,000	—
Total contingent loans	84,808	92,429	42,779	59,294	15,897	15,179	143,484	166,902
Provision for contingencies loans	(190)	(217)	(104)	(81)	(32)	(48)	(326)	(346)
Contingent loans, net	84,618	92,212	42,675	59,213	15,865	15,131	143,158	166,556

Amount covered by guarantee:
Mortgage	19,083	27,928	81,419	53,835	48,272	53,181	148,774	134,944
Warrant	—	—	—	—	—	—	—	—
Pledge	2,900	1,417	—	—	3	—	2,903	1,417
Others (****)	20,607	39,022	14,533	14,186	1,743	2,175	36,883	55,383
Total collateral	42,590	68,367	95,952	68,021	50,018	55,356	188,560	191,744

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

39.           Related Party Transactions, continued:

(b)         Other assets and liabilities with related parties:

	2016	2017
	MCh$	MCh$
Assets
Cash and due from banks	51,222	57,563
Transactions in the course of collection	7,537	13,249
Derivative instruments	147,046	323,186
Financial assets	15,115	—
Other assets	50,691	114,536
Total	271,611	508,534

Liabilities
Demand deposits	194,503	173,715
Transactions in the course of payment	5,637	16,116
Cash collateral on securities lent and repurchase agreements	34,710	25,227
Savings accounts and time deposits	267,925	169,322
Derivative instruments	151,398	370,356
Borrowings from financial institutions	242,405	251,555
Other liabilities	60,307	51,814
Total	956,885	1,058,105

(c)          Income and expenses from related party transactions:

	2016		2017
	Income	Expense	Income	Expense
Type of income or expense recognized	MCh$	MCh$	MCh$	MCh$

Interest and revenue expenses	19,354	15,941	28,140	9,332
Fees and commission income	66,387	62,614	65,995	69,843
Net financial operating income
Derivative instruments (*)	33,814	42,898	33,540	97,416
Other financial operations	—	—	1	—
Provision for credit risk	290	—	—	252
Operating expenses	—	85,979	—	100,389
Other income and expenses	458	32	3,723	56

(*)    The outcome of derivative operations is presented net at each related counterparty level. Additionally, this line includes operations with local counterpart banks (unrelated) which have been novated by Comder Contraparte Central S.A. (Related entity) for centralized clearing purposes, which generated a net loss of Ch$96,075 million as of December 31, 2017 (net loss of Ch$31,649 million as of December 31, 2016).

(d)         Payments to key management personnel:

	2016	2017
	MCh$	MCh$
Remunerations	3,985	4,149
Short-term benefits	4,502	3,302
Contract termination indemnity	2,434	276
Stock-based benefits	—	—
Total	10,921	7,727

	N° of executives
Position	2016	2017
CEO	1	1
CEOs of subsidiaries	6	6
Division Managers	14	12
Total	21	19

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

39.           Related Party Transactions, continued:

(e)          Directors’ expenses and remunerations:

	Remunerations				Fees for attending Board meetings		Fees for attending Committees and Subsidiary Board meetings (1)		Consulting		Total
	2016		2017		2016	2017	2016	2017	2016	2017	2016	2017
Name of Directors	MCh$		MCh$		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Pablo Granifo Lavín	543	(*)	553	(*)	49	53	388	395	—	—	980	1,001
Andrónico Luksic Craig	169		172		11	8	—	—	—	—	180	180
Jorge Awad Mehech	56		14		27	6	97	26	—	—	180	46
Jaime Estévez Valencia	56		57		27	28	141	134	—	—	224	219
Gonzalo Menéndez Duque	56		57		25	23	116	113	25	8	222	201
Francisco Pérez Mackenna	56		57		19	23	61	75	—	—	136	155
Rodrigo Manubens Moltedo	56		57		23	28	46	53	—	—	125	138
Thomas Fürst Freiwirth	56		57		20	19	37	36	—	—	113	112
Jorge Ergas Heymann	56		14		13	6	44	19	—	—	113	39
Jean-Paul Luksic Fontbona	56		57		7	12	—	—	—	—	63	69
Alfredo Ergas Segal	—		43		—	20	—	49	—	—	—	112
Andrés Ergas Heymann	—		43		—	20	—	41	—	—	—	104
Other directors of subsidiaries	—		—		—	—	150	129	—	—	150	129
Total	1,160		1,181		221	246	1,080	1,070	25	8	2,486	2,505

(1)         It includes fees paid to members of the Advisory Committee of Banchile Corredores de Seguros Ltda. of Ch$18 million (Ch$17 million in 2016).

(*) It includes a provision of Ch$380 million (Ch$374 million in 2016) for an incentive subject to achieving the Bank’s forecasted earnings.

Fees paid for advisory services to the Board of Directors amount to Ch$334 million (Ch$532 million in 2016).

Travel and other related expenses amount to Ch$116 million (Ch$146 million in 2016).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.       Fair Value of Financial Assets and Liabilities:

Banco de Chile and its subsidiaries have defined a corporate framework for valuation and control related to the fair value measurement process.

The established framework includes the Product Control Unit (PCU), which is independent from the business areas and reports to the Financial Management and Control Division Manager. The Financial Risk Control and Management Area is responsible for independent verification of the results of trading and investment operations and all fair value measurements.

To achieve the appropriate measurements and controls, the Bank and its subsidiaries, take into account at least the following aspects:

(i)             Industry standard valuation.

To value financial instruments, Banco de Chile uses industry standard modeling; quota value, share price, discounted cash flows and valuation of options through Black-Scholes-Merton, in the case of options. The input parameters for the valuation correspond to rates, prices and levels of volatility for different terms and market factors that are traded in the national and international market.

(ii)          Quoted prices in active markets.

The fair value for instruments with quoted prices in active markets is determined using daily quotes from electronic systems information (such as Bolsa de Comercio de Santiago, Bloomberg, LVA and Risk America, etc). This quote represents the price at which these instruments are regularly traded in the financial markets.

(iii)       Valuation techniques.

If no quotes are available for the instrument to be valued, valuation techniques will be used to determine the fair value.

Due to the fact that the valuation models require a set of market parameters as inputs, the aim is to maximize information based on observable quoted prices or derived from similar instruments in active markets. To the extent there is no information available in active markets, data from external suppliers of market information, prices of similar transactions and historical information are used to validate the valuation parameters.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.           Fair Value of Financial Assets and Liabilities, continued:

(iv)      Fair value adjustments.

Part of the fair value process consists of adjustment, to take into account bid/offer spreads. This adjustment is calculated and analyzed by the PCU and Risk Market areas.

The bid/offer spread adjustment reflects the expected impact on fair value due to close long or short positions in a specific market factor and term, valued at midpoint. For example, long positions in an asset will be impacted in order to reflect the fact that when selling the position it will be quoted at bid instead of midpoint. For the bid/offer spread adjustment, market quotes or indicative prices for each position, instrument, currency and term are used. Bid, mid and offer market quotes are also considered.

(v)         Fair value control.

A process of independent verification of prices and rates is executed daily, in order to control the market parameters used by Banco de Chile in the valuation of the financial instruments relating to the current state of the market and the best estimate of the fair value. The objective of this process is to control that the official market parameters provided by the respective business area, before being entered into the valuation, are within acceptable ranges of differences when compared to the parameters prepared independently by the Financial Risk Control and Management Area. As a result, value differences are obtained at the level of currency, product and portfolio, which are compared against specific ranges for each grouping level.

In the event significant differences exist, these differences are scaled according to the amount of individual materiality of each market factor and aggregated at the portfolio level, according to the grouping levels within previously defined ranges. These ranges are approved by the Finance, International and Financial Risk Committee.

Complementary and in parallel, the Financial Risk Control and Management Area generates and reports on a daily basis Profit and Loss (“P&L”) and Exposure to Market Risks, which allow for proper control and consistency of the parameters used in the valuation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.           Fair Value of Financial Assets and Liabilities, continued:

(vi)      Judgmental analysis and information to Management.

In particular, in cases where there are no market quotations for the instrument to be valued and there are no prices for similar transactions or indicative parameters, a specific controls and reasoned analysis must be carried out in order to estimate the fair value of the operation. Within the valuation framework described in the Reasonable Value Policy approved by the Board of Directors of Banco de Chile, a required level of approval is set in order to carry out transactions where market information is not available or it is not possible to infer prices or rates from it.

(a)              Fair value hierarchy

Banco de Chile and its subsidiaries, classify all the financial instruments among the following levels:

Level 1:              These are financial instruments whose fair value is realized at quoted prices (unadjusted) in active markets for identical assets or liabilities. For these instruments there are observable market prices (return internal rates, quote value, price), so that assumptions are not required to determine the value.

In this level, the following instruments are considered: currency futures, Chilean Central Bank and Treasury securities, mutual fund investments and equity shares.

For the instruments of the Central Bank of Chile and the General Treasury of the Republic, all those mnemonics belonging to a Benchmark corresponds with one of the following categories published by the Santiago Stock Exchange, will be considered as Level 1: Pesos-02, Pesos-03, Pesos-04, Pesos-05, Pesos-07, Pesos-10, UF-02, UF-04, UF-05, UF-07, UF-10, UF-20 and UF-30. A Benchmark corresponds to a group of mnemonics that are similar in duration and are traded in an equivalent way, i.e., the price obtained is the same for all the instruments that make up a Benchmark. This feature defines a greater depth of market, with daily quotations that allow classifying these instruments as Level 1.

In the case of debt issued by the Government, the internal rate of return (quoted price) is used to compute the fair value. In the case of mutual funds and equity shares, the current market price multiplied by the number of instruments results in the fair value.

The preceding described valuation methodology is equivalent to the one used by the Bolsa de Comercio de Santiago (Santiago Stock Exchange) and corresponds with the standard methodology used in the market and is in accordance with IFRS.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.           Fair Value of Financial Assets and Liabilities, continued:

(a)              Fair value hierarchy, continued:

Level 2:              There are financial instruments whose fair value is obtained with variables other than the prices quoted in Level 1 that are observable for the asset or liability, directly (that is, as prices) or indirectly (that is, derived from prices). These categories include:

a)             Quoted prices for similar assets or liabilities in active markets.

b)             Quoted prices for identical or similar assets or liabilities in markets that are not active.

c)              Inputs data other than quoted prices that are observable for the asset or liability.

d)             Inputs data corroborated by the market.

At this level there are mainly derivatives instruments, debt issued by banks, debt issues of Chilean and foreign companies, issued in Chile or abroad, mortgage claims, financial brokerage instruments and some issuances by the Central Bank of Chile and the General Treasury of Chile.

To value derivatives, depends on whether they are impacted by volatility as a relevant market factor in standard valuation methodologies; for options the Black-Scholes-Merton formula is used; for the rest of the derivatives, forwards and swaps, net present value through discounted cash flows is used.

For the remaining instruments at this level, the valuation is done through the traditional discounted cash flows model by using an internal rate of return that can be derived or estimated from similar securities as mentioned above.

In the event that there is no observable price for an instrument in a specific term, the price will be inferred from the interpolation between periods that have observable quoted price in active markets. These models incorporate various market variables, including the credit quality of counterparties, exchange rates and interest rate curves.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.           Fair Value of Financial Assets and Liabilities, continued:

(a)              Fair value hierarchy, continued:

Valuation Techniques and Inputs:

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

Forward Points, Inflation forecast and local swap rates are provided by market brokers that are widely used in the Chilean market

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

(a)              Fair value hierarchy, continued:

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

Valuation Techniques and Inputs:

Type of Financial Instrument	Valuation Method	Description: Inputs and Sources
Local Bank and Corporate Bonds	Discounted cash flows model

Since inputs for these types of securities are not observable by the market, we model interest rate of returns for them based on a Base Yield (Central Bank Bonds) and issuer spread. These inputs (base yield and issuer spread) are provided on a daily basis by third party price providers that are widely used in the Chilean market.

Offshore Bank and Corporate Bonds	Discounted cash flows model

Since inputs for these types of securities are not observable by the market, we model interest rate of returns for them based on a Base Yield (US-LIBOR) and issuer spread. These inputs (base yield and issuer spread) are provided on a weekly basis by third party price providers that are widely used in the Chilean market.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.           Fair Value of Financial Assets and Liabilities, continued:

(b)         Level hierarchy classification and figures:

The following table shows the figures by hierarchy, for instruments recorded at fair value in the statement of financial position.

	Level 1		Level 2		Level 3		Total
	2016	2017	2016	2017	2016	2017	2016	2017
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
From the Chilean government and Central Bank	82,560	623,276	399,786	693,888	—	—	482,346	1,317,164
Other instruments issued in Chile	673	714	887,594	212,366	8,960	8,012	897,227	221,092
Instruments issued abroad	385	322	—	—	—	—	385	322
Subtotal	83,618	624,312	1,287,380	906,254	8,960	8,012	1,379,958	1,538,578
Derivative contracts for trading purposes
Forwards	—	—	163,716	506,614	—	—	163,716	506,614
Swaps	—	—	709,091	710,123	—	—	709,091	710,123
Call options	—	—	1,558	514	—	—	1,558	514
Put options	—	—	1,584	2,841	—	—	1,584	2,841
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	875,949	1,220,092	—	—	875,949	1,220,092
Hedge derivative contracts
Fair value hedge (Swaps)	—	—	218	277	—	—	218	277
Cash flow hedge (Swaps)	—	—	63,482	27,572	—	—	63,482	27,572
Subtotal	—	—	63,700	27,849	—	—	63,700	27,849
Total	—	—	939,649	1,247,941	—	—	939,649	1,247,941
Financial assets available-for-sale(1)
From the Chilean government and Central Bank	—	229,296	59,200	127,072	—	—	59,200	356,368
Other instruments issued in Chile	—	—	238,038	1,122,648	76,005	46,265	314,043	1,168,913
Instruments issued abroad	1,173	984	—	—	54	50	1,227	1,034
Subtotal	1,173	230,280	297,238	1,249,720	76,059	46,315	374,470	1,526,315
Other assets
Mutual fund investments	25,823	78,069	—	—	—	—	25,823	78,069
Subtotal	25,823	78,069	—	—	—	—	25,823	78,069
Total	110,614	932,661	2,524,267	3,403,915	85,019	54,327	2,719,900	4,390,903

Financial liabilities
Derivative contracts for trading purposes
Forwards	—	—	136,101	575,137	—	—	136,101	575,137
Swaps	—	—	771,575	727,765	—	—	771,575	727,765
Call options	—	—	1,960	472	—	—	1,960	472
Put options	—	—	858	3,403	—	—	858	3,403
Futures	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—
Subtotal	—	—	910,494	1,306,777	—	—	910,494	1,306,777
Hedge derivative contracts
Fair value hedge (Swaps)	—	—	10,293	5,330	—	—	10,293	5,330
Cash flow hedge (Swaps)	—	—	45,722	80,888	—	—	45,722	80,888
Subtotal	—	—	56,015	86,218	—	—	56,015	86,218
Total	—	—	966,509	1,392,995	—	—	966,509	1,392,995

(1)          As of December 31, 2017, 83% of instruments of level 3 have denomination “Investment Grade”. Also, 100% of total of these financial instruments correspond to domestic issuers.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.           Fair Value of Financial Assets and Liabilities, continued:

(c)          Level 3 Reconciliation

The following tables show the reconciliation between the beginning and ending balances of instruments classified as Level 3, whose fair value is reflected in the financial statements.

	2016
	Balance as of January 1, 2016	Gain (Loss) Recognized in Income (1)	Gain (Loss) Recognized in Equity (2)	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of December 31, 2016
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading:
Other instruments issued in Chile	18,028	28	—	8,946	(18,042)	—	—	8,960
Subtotal	18,028	28	—	8,946	(18,042)	—	—	8,960

Available-for-Sale Instruments:
Other instruments issued in Chile	96,125	(5,871)	818	19,270	(31,744)	111	(2,704)	76,005
Instruments issued abroad	—	—	—	—	—	54	—	54
Subtotal	96,125	(5,871)	818	19,270	(31,744)	165	(2,704)	76,059

Total	114,153	(5,843)	818	28,216	(49,786)	165	(2,704)	85,019

	2017
	Balance as of January 1, 2017	Gain (Loss) Recognized in Income (1)	Gain (Loss) Recognized in Equity (2)	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of December 31, 2017
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading:
Other instruments issued in Chile	8,960	(7)	—	7,446	(10,772)	2,385	—	8,012
Subtotal	8,960	(7)	—	7,446	(10,772)	2,385	—	8,012

Available-for-Sale Instruments:
Other instruments issued in Chile	76,005	(4,186)	1,137	4,922	(28,604)	2,672	(5,681)	46,265
Instruments issued abroad	54	(4)	—	—	—	—	—	50
Subtotal	76,059	(4,190)	1,137	4,922	(28,604)	2,672	(5,681)	46,315

Total	85,019	(4,197)	1,137	12,368	(39,376)	5,057	(5,681)	54,327

(1)         It is recorded in the income statement under “Net financial operating income”

(2)         It is recorded in Equity under “Other Comprehensive Income”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.           Fair Value of Financial Assets and Liabilities, continued:

(d)         Transfers between levels:

The following tables show transfers between levels for financial assets and liabilities whose fair value is recorded in the consolidated financial statements:

Transfers from level 1 to level 2
2016
Financial assets	MCh$

Financial assets held-for-trading instruments
From the Chilean Government and Central Bank	—

Financial assets Available-for-sale instruments
From the Chilean Government and Central Bank	—

Transfers from level 2 to level 1
2016
Financial assets	MCh$

Financial assets held-for-trading instruments
From the Chilean Government and Central Bank	—

Financial assets Available-for-sale instruments
From the Chilean Government and Central Bank	15,217

Transfers from level 1 to level 2
2017
Financial assets	MCh$

Financial assets held-for-trading instruments
From the Chilean Government and Central Bank	4,688

Financial assets Available-for-sale instruments
From the Chilean Government and Central Bank	—

Transfers from level 2 to level 1
2017
Financial assets	MCh$

Financial assets held-for-trading instruments
From the Chilean Government and Central Bank	3,498

Financial assets Available-for-sale instruments
From the Chilean Government and Central Bank	4,373

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.           Fair Value of Financial Assets and Liabilities, continued:

(e)          Sensitivity of level 3 instruments to changes in key assumptions of the input parameters for the valuation model:

The following table shows the impact on the fair value of Level 3 financial instruments using alternative assumptions that are reasonably possible.  It is believed that the positive and negative impacts are similar:

	As of December 31, 2016		As of December 31, 2017
	Level 3	Sensitivity to changes in key assumptions of models	Level 3	Sensitivity to changes in key assumptions of models
Financial Assets	MCh$	MCh$	MCh$	MCh$
Financial assets held-for-trading
Other instruments issued in Chile	8,960	(176)	8,012	(26)
Subtotal	8,960	(176)	8,012	(26)
Financial assets available-for-sale
Other instruments issued in Chile	76,005	(1,255)	46,265	(417)
Instruments issued abroad	54	—	50	—
Subtotal	76,059	(1,255)	46,315	(417)
Total	85,019	(1,431)	54,327	(443)

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

(f)           Other assets and liabilities not measured at fair value:

The following table summarizes the fair values of the Bank’s main financial assets and liabilities that are not recorded at fair value in the Statement of Financial Position. The values shown in this note do not attempt to estimate the value of the Bank’s income-generating assets, nor forecast their future behavior. The estimated fair value is as follows:

	Book Value		Fair Value
	2016	2017	2016	2017
	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	1,408,167	1,057,393	1,408,167	1,057,393
Transactions in the course of collection	206,972	255,968	206,972	255,968
Cash collateral on securities borrowed and reverse repurchase agreements	55,703	91,641	55,703	91,641
Subtotal	1,670,842	1,405,002	1,670,842	1,405,002
Loans and advances to banks
Domestic banks	208,354	119,998	208,354	119,998
Chilean Central Bank	700,341	350,916	700,341	350,916
Foreign banks	264,492	289,107	264,492	289,107
Subtotal	1,173,187	760,021	1,173,187	760,021
Loans to customers, net
Commercial loans	14,226,761	13,739,589	13,998,477	13,477,466
Residential mortgage loans	6,892,019	7,445,221	7,313,953	7,769,694
Consumer loans	3,724,875	3,770,882	3,728,302	3,773,005
Subtotal	24,843,655	24,955,692	25,040,732	25,020,165
Total	27,687,684	27,120,715	27,884,761	27,185,188

Liabilities
Current accounts and other demand deposits	8,321,148	8,915,706	8,321,148	8,915,706
Transactions in the course of payment	25,702	29,871	25,702	29,871
Cash collateral on securities lent and reverse repurchase agreements	216,817	195,392	216,817	195,392
Saving accounts and time deposits	10,552,901	10,067,778	10,563,751	10,073,030
Borrowings from financial institutions	1,040,026	1,195,028	1,036,091	1,188,943
Other financial obligations	186,199	137,163	186,199	137,163
Subtotal	20,342,793	20,540,938	20,349,708	20,540,105
Debt issued
Letters of credit for residential purposes	28,893	21,059	30,918	22,542
Letters of credit for general purposes	4,021	2,365	4,303	2,532
Bonds	5,431,575	5,769,334	5,594,748	5,896,424
Subordinated bonds	713,438	696,217	720,455	699,926
Subtotal	6,177,927	6,488,975	6,350,424	6,621,424
Total	26,520,720	27,029,913	26,700,132	27,161,529

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.           Fair Value of Financial Assets and Liabilities, continued:

(f)           Other assets and liabilities not measured at fair value, continued:

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

(g)          Levels of other assets and liabilities:

The table below sets forth the fair value of Financial Assets/Liabilities not measured at fair value on the balance sheet, for the years ended December 31, 2016 and 2017:

	Level 1		Level 2		Level 3		Total
	Estimated Fair Value		Estimated Fair Value		Estimated Fair Value		Estimated Fair Value
	2016	2017	2016	2017	2016	2017	2016	2017
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	1,408,167	1,057,393	—	—	—	—	1,408,167	1,057,393
Transactions in the course of collection	206,972	255,968	—	—	—	—	206,972	255,968
Receivables from repurchase agreements and security borrowing	55,703	91,641	—	—	—	—	55,703	91,641
Subtotal	1,670,842	1,405,002	—	—	—	—	1,670,842	1,405,002
Loans and advances to banks
Domestic banks	208,354	119,998	—	—	—	—	208,354	119,998
Central bank	700,341	350,916	—	—	—	—	700,341	350,916
Foreign banks	264,492	289,107	—	—	—	—	264,492	289,107
Subtotal	1,173,187	760,021	—	—	—	—	1,173,187	760,021
Loans to customers, net
Commercial loans	—	—	—	—	13,998,477	13,477,466	13,998,477	13,477,466
Residential mortgage loans	—	—	—	—	7,313,953	7,769,694	7,313,953	7,769,694
Consumer loans	—	—	—	—	3,728,302	3,773,005	3,728,302	3,773,005
Subtotal	—	—	—	—	25,040,732	25,020,165	25,040,732	25,020,165
Total	2,844,029	2,165,023	—	—	25,040,732	25,020,165	27,884,761	27,185,188

Liabilities
Current accounts and other demand deposits	8,321,148	8,915,706	—	—	—	—	8,321,148	8,915,706
Transactions in the course of payment	25,702	29,871	—	—	—	—	25,702	29,871
Payables from repurchase agreements and security lending	216,817	195,392	—	—	—	—	216,817	195,392
Savings accounts and time deposits	—	—	—	—	10,563,751	10,073,030	10,563,751	10,073,030
Borrowings from financial institutions	—	—	—	—	1,036,091	1,188,943	1,036,091	1,188,943
Other financial obligations	186,199	137,163	—	—	—	—	186,199	137,163
Subtotal	8,749,866	9,278,132	—	—	11,599,842	11,261,973	20,349,708	20,540,105
Debt Issued
Letters of credit for residential purposes	—	—	30,918	22,542	—	—	30,918	22,542
Letters of credit for general purposes	—	—	4,303	2,532	—	—	4,303	2,532
Bonds	—	—	5,594,748	5,896,424	—	—	5,594,748	5,896,424
Subordinate bonds	—	—	—	—	720,455	699,926	720,455	699,926
Subtotal	—	—	5,629,969	5,921,498	720,455	699,926	6,350,424	6,621,424
Total	8,749,866	9,278,132	5,629,969	5,921,498	12,320,297	11,961,899	26,700,132	27,161,529

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.           Fair Value of Financial Assets and Liabilities, continued:

(g)     Levels of other assets and liabilities,continued:

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

Assets	Liabilities
Cash and due from banks	Current accounts and other demand deposits
Transactions in the course of collection (asset)	Transactions in the course of payments (liability)
Cash collateral on securities borrowed and reverse repurchase agreements (asset)	Cash collateral on securities loaned and repurchase agreements (liability)
Loans and advance to banks	Other financial obligations

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

(h)    Offsetting of financial assets and liabilities:

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

	Effect of offsetting on balance sheet			Related amount not offset
	Gross amount	Amounts offset	Net amounts reported on the balance sheet	Financial Instruments	Financial Collateral	Net amount
As of December 31, 2016	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivative financial assets	939,649	—	939,649	(588,360)	(54,336)	296,953
Derivative financial liabilities	966,509	—	966,509	(588,360)	(164,889)	213,260

	Effect of offsetting on balance sheet			Related amount not offset
	Gross amount	Amounts offset	Net amounts reported on the balance sheet	Financial Instruments	Financial Collateral	Net amount
As of December 31, 2017	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivative financial assets	1,247,941	—	1,247,941	(600,439)	(34,212)	613,290
Derivative financial liabilities	1,392,995	—	1,392,995	(600,439)	(83,523)	709,033

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

	As of December 31, 2016
	Less than 12 months	Over 1 year	Total
	MCh$	MCh$	MCh$
Assets
Cash and due from banks	1,408,167	—	1,408,167
Transactions in the course of collection	206,972	—	206,972
Financial assets held-for-trading	1,379,958	—	1,379,958
Receivables from repurchase agreements and security borrowing	55,703	—	55,703
Derivative instruments	300,021	639,628	939,649
Loans in advance to banks (*)	1,153,319	20,127	1,173,446
Loans to customers (*)	10,579,396	14,819,028	25,398,424
Financial assets available-for-sale	74,177	300,293	374,470
Investments in other companies	—	30,314	30,314
Intangible assets	—	65,036	65,036
Property and equipment	—	219,082	219,082
Investment properties	—	14,674	14,674
Current tax assets	6,657	—	6,657
Deferred tax assets, net	—	176,923	176,923
Other assets	58,066	404,791	462,857
Total Assets	15,222,436	16,689,896	31,912,332

	As of December 31, 2017
	Less than 12 months	Over 1 year	Total
	MCh$	MCh$	MCh$
Assets
Cash and due from banks	1,057,393	—	1,057,393
Transactions in the course of collection	255,968	—	255,968
Financial assets held-for-trading	1,538,578	—	1,538,578
Receivables from repurchase agreements and security borrowing	91,641	—	91,641
Derivative instruments	626,029	621,912	1,247,941
Loans in advance to banks (*)	729,434	30,851	760,285
Loans to customers (*)	9,823,290	15,628,223	25,451,513
Financial assets available-for-sale	1,044,832	481,483	1,526,315
Investments in other companies	—	35,771	35,771
Intangible assets	—	72,455	72,455
Property and equipment	—	216,259	216,259
Investment properties	—	14,306	14,306
Current tax assets	23,032	—	23,032
Deferred tax assets, net	—	161,265	161,265
Other assets	110,662	494,138	604,800
Total Assets	15,300,859	17,756,663	33,057,522

(*)  The respective provisions, which amount to Ch$554,769 million and Ch$495,821 million in 2016 and 2017, respectively, for loans to customers and Ch$259 million and Ch$264 million for loans and advances to banks, have not been deducted from these balances.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

41.           Maturity of Assets and Liabilities, continued:

	As of December 31, 2016
	Less than 12 months	Over 1 year	Total
	MCh$	MCh$	MCh$
Liabilities
Current accounts and other demand deposits	8,321,148	—	8,321,148
Transactions in the course of payment	25,702	—	25,702
Payables from repurchase agreements and security lending	216,817	—	216,817
Saving accounts and time deposits	10,184,773	368,128	10,552,901
Derivative instruments	235,576	730,933	966,509
Borrowings from financial institutions	919,336	120,690	1,040,026
Debt issued	784,088	5,393,839	6,177,927
Other financial obligations	164,486	21,713	186,199
Current tax liabilities	—	—	—
Provisions	186,944	624	187,568
Employee benefits	25,539	57,806	83,345
Other liabilities	52,314	239,174	291,488
Total Liabilities	21,116,723	6,932,907	28,049,630

	As of December 31, 2017
	Less than 12 months	Over 1 year	Total
	MCh$	MCh$	MCh$
Liabilities
Current accounts and other demand deposits	8,915,706	—	8,915,706
Transactions in the course of payment	29,871	—	29,871
Payables from repurchase agreements and security lending	195,392	—	195,392
Saving accounts and time deposits	9,831,087	236,691	10,067,778
Derivative instruments	653,073	739,922	1,392,995
Borrowings from financial institutions	1,121,026	74,002	1,195,028
Debt issued	1,076,689	5,412,286	6,488,975
Other financial obligations	119,499	17,664	137,163
Current tax liabilities	—	3,453	3,453
Provisions	194,073	464	194,537
Employee benefits	25,159	61,469	86,628
Other liabilities	49,672	258,891	308,563
Total Liabilities	22,211,247	6,804,842	29,016,089

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

Our credit policies and processes acknowledge the particularities of each market and segment, thus affording specialized treatment to each one of them. The integrated information prepared for risk analysis is key to developing our strategic plan, with objectives that  include: (i) determining the desired risk level for each business line; (ii) aligning all strategies with the established risk level; (iii) communicating desired risk levels to Bank’s commercial areas; (iv) developing models, processes and tools for evaluating, measuring and controlling risk throughout the different business lines and areas; (v) informing the Board of Directors about risks and their evolution; and (vi) proposing action plans to address important deviations in risk indicators and enforcing compliance of applicable standards and regulations.

(a)         Risk Management Structure

Credit and Market Risk Management, are present at all levels of the Organization, with a structure that recognizes the relevance of the different risk areas that exist.  The current levels are:

(i)  Board of Directors

The Board of Directors is responsible for the establishment and monitoring of the Bank’s risk management structure.  Due to the above, it is permanently informed regarding the evolution of the different risk areas, participating through its Finance and Financial Risk Committee, Credit Committee, Portfolio Risk Committee and Senior Operational Risk Committee, which check the status of credit, market and operating risks.  In addition, it actively participates in each of them, informed of the status of the portfolio and participating in the strategic definitions that impact the quality of the portfolio.

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

42.           Risk Management, continued:

(1)         Introduction, continued:

(a)         Risk Management Structure, continued:

(ii)          Finance, International and Market Risk Committee

This committee reviews exposures and financial risks. It estimates the impacts on the valuation of operations and/or results of potential adverse trends in the value of market variables or narrow liquidity. It also analyzes estimated results of certain financial positions and estimates the credit exposure of Treasury transactions (derivatives, bonds). It is responsible for designing policies and procedures related to limits and financial exposure alerts, and to ensure the correct and timely measurement, control and reporting of thereof.

The Finance, International and Financial Risk Committee comprises the Chairman, four Directors or Advisors to the Board of Directors, the General Manager, the Manager of the Corporate and Investment Banking Division, the Manager of Corporate Risk Division, the Manager of Treasury Division and the Manager of Financial Risk Area. If deemed appropriate, the committee may invite certain persons to participate, on a permanent or temporary basis, in one or more sessions.

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

Within the Bank’s risk management structure, the ultimate approval authority is the Credit Committee of Directors, which is responsible for knowing, analyzing and resolving all credit operations associated with clients and/or economic groups whose total amount subject to approval is equal to or greater than UF 750,000. It also has to be informed, analyze and resolve all those credit operations that, in accordance with the Bank’s established internal rules, must be approved by this Committee, with the exception of the special powers delegated by the Board of Directors to the Administration. This Committee meets on a weekly basis, is chaired by the Chairman of the Board of Directors and is composed of the Directors, officers and alternates, Advisors to the Board of Directors; General Manager and the Corporate Credit Risk Division Manager.

(iv)      Portfolio Risk Committee

The main function is to know the evolution of the composition, concentration and risk of the loan portfolio of the Bank’s different segments and subsidiaries. The committee approves and proposes the different credit risk policies to the Board of Directors. It is responsible for reviewing, approving and recommending to the Board of Directors, for its final approval, the different portfolio evaluation methodologies and provision models. The committee also to reviews the guidelines and methodological advances for the development of internal models of credit risk, along with monitoring the risk concentration by sectors and segments according to the sectoral limits policy.

The Portfolio Risk Committee meets monthly and is comprised of the Chairman, two Directors, General Manager, Corporate Risk Manager, Commercial Manager, and the Chief of Intelligence Information Area.

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

Regarding the management of credit risk, the Corporate Credit Risk division continuously monitors the portfolio’s credit quality and is responsible for optimizing the risk-return ratio for all customers segment, whether individuals or companies, by managing the diverse phases of admission, follow-up and recovery of credits granted.

(b)         Measurement Methodology

The basic measurements used to determine the credit quality of our portfolio are risk provision levels and portfolio expenses.

The monitoring and control of risks are carried out mainly based on limits established by the Board of Directors. These limits reflect the Bank’s business and market strategy, as well as the level of risk that it is willing to accept, with additional emphasis on the selected industries.

The Bank’s General Manager receives on a daily basis, and the Finance, International and Market Risk Committee on a monthly basis, the evolution of the Bank’s price and liquidity risks status, both according to internal metrics and those imposed by the regulators.

Each year, the Board of Directors is presented with the results of a sufficiency test for allowances for loan loss.  This test shows whether the Bank’s existing level of allowances for loan loss, both for the individual and group portfolios, is sufficient, based on historic losses or impairment experienced by the portfolio.  The Board of Directors must issue a formal opinion on its sufficiency. The sufficiency test of the Chilean GAAP allowance and the related review by the Board of Directors has not resulted in supplementary provisions for our Chilean GAAP allowance, and, consequently, nor for our IFRS allowance. However, we consider similar factors for both our IFRS allowance and our Chilean GAAP allowance.  If necessary we would adjust our IFRS allowance based on the results of the sufficiency test and the Board of Directors review if the underlying reason for the supplemental provision under Chilean GAAP were also an input or model used in our IFRS allowance methodology.

(2)         Credit Risk

Credit risk is the risk of financial loss that the Bank faces if a client or counterparty in a financial instrument does not comply with its contractual obligations, and originates mainly in accounts receivable from clients, investment instruments and financial derivatives.

Credit risk management is the result of a global strategy that combines the environment of the different markets and target segments, along with in-depth knowledge of the portfolio, in order to provide an appropriate response to each client.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.           Risk Management, continued:

(2)         Credit Risk, continued

It is therefore inherent to the business and its management, to integrate each segment in which the corporation acts, in order to obtain an optimal balance in the relationship between the risks assumed and the returns obtained, thus allocating capital to each line of business always ensuring compliance with the regulations and criteria defined by the Board of Directors, in order to maintain an adequate capital base for possible losses that may arise from credit exposure.

Counterparty limits are established by analyzing financial information, risk classification, nature of the exposure, degree of documentation, guarantees, market conditions, groups and economic sector, among other factors. Additionally, the monitoring process provides an early identification of possible changes in the counterparty’s payment capacity, allowing the Bank to evaluate the potential loss resulting from these risks and take corrective actions.

(a)         Approval Process

In the approval process, depending on the segment (retail, wholesale), different parameters are used to assess the credit quality, payment capacity and financial structure of the customers. The areas that are involved in each approval process are the following:

•                  Politics, rules and procedures

•                  Specialization and experience level of participant of the credit process

•                  Types and depth of technological platforms used

•                  Type of model and/or predictive indicators for each segments

It should be noted that credit risk management in both segments is a consolidated process that has an experienced and fully integrated team, with a high level of specialization in loan approval.

Retail Segment

The approval process is carried out in an important part through models for both natural persons with no business line and for the SME segment. These models allow the establishment of acceptable levels of indebtedness, ability to pay and desired exposure, through relevant information for this purpose. These models allow for providing flexible and timely answers to the requirements of our clients.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.           Risk Management, continued:

(2)         Credit Risk, continued:

(b)         Control and Follow up

The Bank has within its organizational structure areas dedicated to monitoring which have developed methodologies and tools for the various segments in which Banco de Chile participates, which, applied systematically, allow for the adequate management of its credit portfolio.

In the retail segment, ongoing monitoring of clients and market trends is carried out, allowing control of the credit risk of the portfolio to be maintained and establishing corrective measures and adjustments necessary to maintain the desired levels of risks. To provide a greater degree of independence and based on the model of the three lines of defense, portfolio monitoring has become the responsibility of the Global Risk Control Division. In this process, different reports are generated that account for the monitoring of the expected loss of the portfolio, the analysis of segments, delinquency and approval standards. Statistical models have also been developed to support the correct credit assessment, which have a close follow-up through back-test analysis and, stability of variables, among others, thus guaranteeing their predictive capacity over time.

In the wholesale segments, among the main centralized monitoring processes is the systematic monitoring of financial alerts, behavioral variables and portfolio classification management. Additionally, there are other follow-up tasks aimed at monitoring compliance with conditions established in the admission and approval stage, such as financial covenant controls, guarantee coverage, among others. For companies that show symptoms of financial and/or credit impairment, action plans are established in coordination with the Risk Admission area and the Commercial area.

(c)          Collection:

The Bank has a specialized area that centralizes collection management for all business segments, with the purpose of focusing and specializing this process according to its particularities and in accordance with current regulations.

For retail segments, direct collection management is carried out through Socofin S.A., a subsidiary of the Bank, which applies differentiated collection strategies by customer segment, delinquency levels and exposure levels.

For the wholesale segments, collection management and action plans are defined and negotiated on a case-by-case basis, according to the client’s particular characteristics. The management and administration of this portfolio is carried out by specialized executives of the Special Assets Management Area.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.       Risk Management, continued:

(2)   Credit Risk, continued:

(d)         Derivative Instruments

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

Credit mitigating conditions for derivative transactions, such as thresholds, margin calls, etc. have become popular in the local financial markets. Collateral agreements have been demanded by certain banks for inter-banking transactions but the effective application of netting in the case of bank’s default in Chile is doubtful; in fact, Chilean Banking Law allows the intervention of bank under stress by regulatory entities previous to the execution of the default. Through December 31, 2017, we are not considering credit mitigations for transactions with banks domiciled in Chile. Conversely, netting is possible with nonbanking corporations and there are a few corporate customers that have accepted credit mitigations conditions. In any case, all transactions are documented under a regular Master Agreement, which has been reviewed by the local regulatory entities.

Derivatives transactions closed with counterparts residing abroad (mostly global banks) are documented utilizing ISDA and CSA. Netting and cash collateral above a certain threshold level are the typical credit mitigations in place for this kind of transactions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.           Risk Management, continued:

(2)         Credit Risk, continued:

(e)          Portfolio Concentration:

The maximum exposure to credit risk, by client or counterparty, without taking into account guarantees or other credit enhancements as of December 31, 2016 and 2017 does not exceed 10% of the Bank’s effective equity.

The following tables show credit risk exposure per balance sheet item, including derivatives, detailed by both geographic region and industry sector as of December 31, 2016:

	Chile	United States	Brazil	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Cash and Due from Banks	792,398	533,765	11	81,993	1,408,167
Financial Assets held-for-trading
From the Chilean Government and Central Bank of Chile	482,346	—	—	—	482,346
Other instruments issued in Chile	897,227	—	—	—	897,227
Instruments issued abroad	—	385	—	—	385
Subtotal	1,379,573	385	—	—	1,379,958
Cash collateral on securities borrowed and reverse repurchase agreements	55,703	—	—	—	55,703
Derivative Contracts for Trading Purposes
Forwards	128,404	12,177	—	23,135	163,716
Swaps	462,501	105,408	—	141,182	709,091
Call Options	1,558	—	—	—	1,558
Put Options	1,584	—	—	—	1,584
Futures	—	—	—	—	—
Others	—	—	—	—	—
Subtotal	594,047	117,585	—	164,317	875,949
Hedge Derivative Contracts
Forwards	—	—	—	—	—
Swaps	1	16,836	—	46,863	63,700
Call Options	—	—	—	—	—
Put Options	—	—	—	—	—
Futures	—	—	—	—	—
Others	—	—	—	—	—
Subtotal	1	16,836	—	46,863	63,700
Loans and advances to Banks (before allowances)
Central Bank of Chile	700,341	—	—	—	700,341
Domestic banks	208,403	—	—	—	208,403
Foreign banks	—	—	122,913	141,789	264,702
Subtotal	908,744	—	122,913	141,789	1,173,446
Loans to Customers (before allowances for loans losses)
Commercial loans	14,388,657	—	14,075	96,303	14,499,035
Residential mortgage loans	6,924,766	—	—	—	6,924,766
Consumer loans	3,974,623	—	—	—	3,974,623
Subtotal	25,288,046		14,075	96,303	25,398,424
Financial Assets Available-for-Sale
From the Chilean Government and Central Bank of Chile	59,200	—	—	—	59,200
Other instruments issued in Chile	314,043	—	—	—	314,043
Instruments issued abroad	—	—	—	1,227	1,227
Subtotal	373,243	—	—	1,227	374,470
Financial assets held-to-Maturity	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.           Risk Management, continued:

(2)         Credit Risk, continued:

	Financial Services	Chilean Central Bank	Government	Retail (Individuals)	Trade	Manufacturing	Mining	Electricity, Gas and Water	Agriculture and Livestock	Fishing	Transportation and Telecom	Construction	Services	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Cash and Due from Banks	1,289,666	118,501	—	—	—	—	—	—	—	—	—	—	—	—	1,408,167
Financial Assets held-for-trading
From the Chilean Government and Central Bank of Chile	—	423,565	58,781	—	—	—	—	—	—	—	—	—	—	—	482,346
Other instruments issued in Chile	897,227	—	—	—	—	—	—	—	—	—	—	—	—	—	897,227
Instruments issued abroad	385	—	—	—	—	—	—	—	—	—	—	—	—	—	385
Subtotal	897,612	423,565	58,781	—	—	—	—	—	—	—	—	—	—	—	1,379,958
Cash collateral on securities borrowed and reverse repurchase Agreements Payables	6,280	—	—	—	20,154	6,259	2,978	14,236	19	531	3,800	—	—	1,446	55,703
Derivative Contracts for Trading Purposes
Forwards	80,886	—	—	—	4,698	4,651	179	121	182	7	403	12	72,577	—	163,716
Swaps	627,621	—	—	—	30,806	2,910	28,864	9,488	5,234	353	—	2,007	1,808	—	709,091
Call Options	732	—	—	—	451	285	—	—	90	—	—	—	—	—	1,558
Put Options	835	—	—	—	591	153	—	—	2	—	—	—	3	—	1,584
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	710,074	—	—	—	36,546	7,999	29,043	9,609	5,508	360	403	2,019	74,388	—	875,949
Hedge Derivative Contracts
Forwards	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Swaps	63,700	—	—	—	—	—	—	—	—	—	—	—	—	—	63,700
Call Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Put Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	63,700	—	—	—	—	—	—	—	—	—	—	—	—	—	63,700
Loans and advances to Banks
Central Bank of Chile	—	700,341	—	—	—	—	—	—	—	—	—	—	—	—	700,341
Domestic banks	208,403	—	—	—	—	—	—	—	—	—	—	—	—	—	208,403
Foreign banks	264,702	—	—	—	—	—	—	—	—	—	—	—	—	—	264,702
Subtotal	473,105	700,341	—	—	—	—	—	—	—	—	—	—	—	—	1,173,446
Loans to Customers, Net
Commercial loans	2,116,203	—	—	—	2,243,474	1,561,737	432,822	566,438	1,184,869	264,042	1,636,994	1,647,862	1,937,428	907,166	14,499,035
Residential mortgage loans	—	—	—	6,924,766	—	—	—	—	—	—	—	—	—	—	6,924,766
Consumer loans	—	—	—	3,974,623	—	—	—	—	—	—	—	—	—	—	3,974,623
Subtotal	2,116,203	—	—	10,899,389	2,243,474	1,561,737	432,822	566,438	1,184,869	264,042	1,636,994	1,647,862	1,937,428	907,166	25,398,424
Financial Assets Available-for-Sale
From the Chilean Government and Central Bank of Chile	—	20,944	38,256	—	—	—	—	—	—	—	—	—	—	—	59,200
Other instruments issued in Chile	191,620	—	—	—	52,638	—	7,943	10,690	51,152	—	—	—	—	—	314,043
Instruments issued abroad	1,227	—	—	—	—	—	—	—	—	—	—	—	—	—	1,227
Subtotal	192,847	20,944	38,256	—	52,638	—	7,943	10,690	51,152	—	—	—	—	—	374,470
Financial assets held-to-Maturity	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.       Risk Management, continued:

(2)         Credit Risk, continued:

The following tables show credit risk exposure per balance sheet item, including derivatives, detailed by both geographic region and industry sector as of December 31, 2017:

	Chile	United States	Brazil	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Cash and Due from Banks	695,213	271,564	—	90,616	1,057,393
Financial Assets held-for-trading
From the Chilean Government and Central Bank of Chile	1,317,164	—	—	—	1,317,164
Other instruments issued in Chile	221,092	—	—	—	221,092
Instruments issued abroad	—	322	—	—	322
Subtotal	1,538,256	322	—	—	1,538,578
Cash collateral on securities borrowed and reverse repurchase agreements	91,641	—	—	—	91,641
Derivative Contracts for Trading Purposes
Forwards	392,130	23,162	—	91,322	506,614
Swaps	472,492	79,614	—	158,017	710,123
Call Options	514	—	—	—	514
Put Options	2,841	—	—	—	2,841
Futures	—	—	—	—	—
Others	—	—	—	—	—
Subtotal	867,977	102,776	—	249,339	1,220,092
Hedge Derivative Contracts
Forwards	—	—	—	—	—
Swaps	—	8,632	—	19,217	27,849
Call Options	—	—	—	—	—
Put Options	—	—	—	—	—
Futures	—	—	—	—	—
Others	—	—	—	—	—
Subtotal	—	8,632	—	19,217	27,849
Loans and advances to Banks (before allowances)
Central Bank of Chile	350,916	—	—	—	350,916
Domestic banks	120,017	—	—	—	120,017
Foreign banks	—	—	158,524	130,828	289,352
Subtotal	470,933	—	158,524	130,828	760,285
Loans to Customers (before allowances for loans losses)
Commercial loans	13,902,516	—	—	58,302	13,960,818
Residential mortgage loans	7,477,236	—	—	—	7,477,236
Consumer loans	4,013,459	—	—	—	4,013,459
Subtotal	25,393,211	—	—	58,302	25,451,513
Financial Assets Available-for-Sale
From the Chilean Government and Central Bank of Chile	356,368	—	—	—	356,368
Other instruments issued in Chile	1,168,913	—	—	—	1,168,913
Instruments issued abroad	—	—	—	1,034	1,034
Subtotal	1,525,281	—	—	1,034	1,526,315
Financial assets held-to-Maturity	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.           Risk Management, continued:

(2)         Credit Risk, continued:

	Financial Services	Chilean Central Bank	Government	Retail (Individuals)	Trade	Manufacturing	Mining	Electricity, Gas and Water	Agriculture and Livestock	Fishing	Transportation and Telecom	Construction	Services	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Cash and Due from Banks	894,972	162,421	—	—	—	—	—	—	—	—	—	—	—	—	1,057,393
Financial Assets held-for-trading
From the Chilean Government and Central Bank of Chile	—	1,062,558	254,606	—	—	—	—	—	—	—	—	—	—	—	1,317,164
Other instruments issued in Chile	221,092	—	—	—	—	—	—	—	—	—	—	—	—	—	221,092
Instruments issued abroad	322	—	—	—	—	—	—	—	—	—	—	—	—	—	322
Subtotal	221,414	1,062,558	254,606	—	—	—	—	—	—	—	—	—	—	—	1,538,578
Cash collateral on securities borrowed and reverse repurchase Agreements Payables	32,555	—	2,576	—	24,717	—	12,522	7,464	13	672	7,382	—	3,740		91,641
Derivative Contracts for Trading Purposes
Forwards	245,873	—	—	—	7,666	9,860	2,561	84	54	219	2,368	29	237,900	—	506,614
Swaps	643,735	—	—	—	44,773	5,563	839	4,679	2,862	9	7,244	—	419	—	710,123
Call Options	269	—	—	—	32	90	—	—	67	—	52	1	3	—	514
Put Options	734	—	—	—	1,432	396	—	—	222	—	—	11	46	—	2,841
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	890,611	—	—	—	53,903	15,909	3,400	4,763	3,205	228	9,664	41	238,368	—	1,220,092
Hedge Derivative Contracts
Forwards	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Swaps	27,849	—	—	—	—	—	—	—	—	—	—	—	—	—	27,849
Call Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Put Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	27,849	—	—	—	—	—	—	—	—	—	—	—	—	—	27,849
Loans and advances to Banks
Central Bank of Chile	—	350,916	—	—	—	—	—	—	—	—	—	—	—	—	350,916
Domestic banks	120,017	—	—	—	—	—	—	—	—	—	—	—	—	—	120,017
Foreign banks	289,352	—	—	—	—	—	—	—	—	—	—	—	—	—	289,352
Subtotal	409,369	350,916	—	—	—	—	—	—	—	—	—	—	—	—	760,285
Loans to Customers, Net
Commercial loans	1,851,649	—	—	—	2,035,129	1,399,692	422,176	565,695	1,354,069	145,266	1,612,930	1,493,373	1,964,238	1,116,601	13,960,818
Residential mortgage loans	—	—	—	7,477,236	—	—	—	—	—	—	—	—	—	—	7,477,236
Consumer loans	—	—	—	4,013,459	—	—	—	—	—	—	—	—	—	—	4,013,459
Subtotal	1,851,649	—	—	11,490,695	2,035,129	1,399,692	422,176	565,695	1,354,069	145,266	1,612,930	1,493,373	1,964,238	1,116,601	25,451,513
Financial Assets Available-for-Sale
From the Chilean Government and Central Bank of Chile	—	207,474	148,894	—	—	—	—	—	—	—	—	—	—	—	356,368
Other instruments issued in Chile	1,106,003	—	—	—	31,833	8,589	7,662	2,883	6,972	—	4,971	—	—	—	1,168,913
Instruments issued abroad	1,034	—	—	—	—	—	—	—	—	—	—	—	—	—	1,034
Subtotal	1,107,037	207,474	148,894	—	31,833	8,589	7,662	2,883	6,972	—	4,971	—	—	—	1,526,315
Financial assets held-to-Maturity	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.           Risk Management, continued:

(2)         Credit Risk, continued:

(f)           Collateral and Other Credit Enhancements

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

Management ensures its guarantees are acceptable according to both external standards and internal policy guidelines and parameters. The Bank has approximately 215,400 collaterals, the majority of which consist of real estate.

The following is a table with the guarantee values as of December 31, 2016 and 2017:

		Fair value of collateral and credit enhancements held as of December 31, 2016
	Maximum exposure to credit risk	Mortgages	Pledge (*)	Securities	Warrants	Others	Net collateral	Net exposure
Loans to customers:	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Corporate lending	10,663,260	2,240,502	69,466	442,285	3,493	349,560	3,105,306	7,557,954
Small business lending	3,835,775	2,301,924	32,138	27,461	—	54,534	2,416,057	1,419,718
Consumer lending	3,974,623	252,984	1,096	2,492	—	17,352	273,924	3,700,699
Mortgage lending	6,924,766	6,419,357	69	252	—	—	6,419,678	505,088
Total	25,398,424	11,214,767	102,769	472,490	3,493	421,446	12,214,965	13,183,459

		Fair value of collateral and credit enhancements held as of December 31, 2017
	Maximum exposure to credit risk	Mortgages	Pledge (*)	Securities	Warrants	Others	Net collateral	Net exposure
Loans to customers:	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Corporate lending	9,775,740	2,269,716	72,893	438,595	3,381	243,961	3,028,546	6,747,194
Small business lending	4,185,078	2,543,343	28,699	32,034	—	58,255	2,662,331	1,522,747
Consumer lending	4,013,459	283,091	938	1,776	—	18,594	304,399	3,709,060
Mortgage lending	7,477,236	6,922,454	90	267	—	—	6,922,811	554,425
Total	25,451,513	12,018,604	102,620	472,672	3,381	320,810	12,918,087	12,533,426

(*)  Includes agricultural and industrial pledges and pledges without conveyance.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.           Risk Management, continued:

(2)         Credit Risk, continued:

(f)           Collateral and Other Credit Enhancements, continued:

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

The value of the guarantees that the Bank maintains related to placements individually classified as impaired as of December 31, 2016 and 2017 is Ch$129,066 million and Ch$102,014 million, respectively.

The value of the guarantees that the Bank maintains related to non-impaired loans as of December 31, 2016 and 2017 is Ch$305,666 million and Ch$358,967 million, respectively.

(g)          Credit Quality by Asset Class:

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.           Risk Management, continued:

(2)         Credit Risk, continued:

(f)           Credit Quality by Asset Class, continued:

The following table shows credit quality by asset class for balance sheet items, based on the Bank’s credit rating system.

As of December 31, 2016

	Individual Portfolio			Group Portfolio
	Normal	Substandard	Non- complying	Normal	Non- complying	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Loans and advances to banks
Central Bank of Chile	700,341	—	—	—	—	700,341
Domestic banks	208,403	—	—	—	—	208,403
Foreign banks	264,702	—	—	—	—	264,702
Total	1,173,446	—	—	—	—	1,173,446
Loans to customers (before allowances for loan losses)
Commercial loans	11,390,263	196,815	201,790	2,518,008	192,159	14,499,035
Residential mortgage loans	—	—	—	6,784,614	140,152	6,924,766
Consumer loans	—	—	—	3,723,550	251,073	3,974,623
Total	11,390,263	196,815	201,790	13,026,172	583,384	25,398,424

As of December 31, 2017

	Individual Portfolio			Group Portfolio
	Normal	Substandard	Non- complying	Normal	Non- complying	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Loans and advances to banks
Central Bank of Chile	350,916	—	—	—	—	350,916
Domestic banks	120,017	—	—	—	—	120,017
Foreign banks	289,352	—	—	—	—	289,352
Total	760,285	—	—	—	—	760,285
Loans to customers (before allowances for loan losses)
Commercial loans	10,585,946	101,253	161,914	2,908,182	203,523	13,960,818
Residential mortgage loans	—	—	—	7,316,969	160,267	7,477,236
Consumer loans	—	—	—	3,760,472	252,987	4,013,459
Total	10,585,946	101,253	161,914	13,985,623	616,777	25,451,513

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

(2)         Credit Risk, continued:

(f)           Credit Quality by Asset Class, continued:

Substandard and Non-Complying loans

The following table shows the conciliation between Normal and Impaired Portfolio and classification criteria of impaired loans, which includes some categories of substandard loans:

	December	December
	2016	2017
	MCh$	MCh$
Individual Portfolio
Substandard (categories B1 — B4)	196,815	101,253
Non-complying (categories C1 — C6)	201,790	161,914
Group Portfolio
Non-complying	583,384	616,777
Total substandard and non-complying categories (from B1 to C6)	981,989	879,944
Total impaired loans (categories B3 — C6)	(868,077)	(780,818)
Normal portfolio (categories B1 — B2)	113,912	99,126

Categories B3 to C6 present objective evidence of impairment, as a result of the occurrence of one or more conditions or events described below, according to paragraph 59 of IAS 39.

Related to categories B1 and B2 correspond to debtors who have sufficient credit quality, so these categories are not considered impaired.

The classification criteria are the following:

Categories	Criteria
B1 — Normal	• Vulnerable ability to make payments, with some difficult in some of them, but debtor regularized payments on a timely basis
B2 — Normal	— Debtor with low but sufficient credit quality
B3 — Impaired	— Debtor with a very low credit quality
— Weak ability to make payments, and it has shown delinquency in its payments, may need a financial restructuring
B4 — Impaired	— Debtor with minimum credit quality
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

—       These categories comprise all loans outstanding from debtors that have at least one installment payment of interest or principal overdue for 90 days or more

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.           Risk Management, continued:

(2)         Credit Risk, continued:

(f)           Credit Quality by Asset Class, continued:

The following tables below provide details of financial assets past due as of December 31, 2016 and 2017, listed by their first past-due date.

The detailed amounts include installments that are overdue, plus the remaining balance of principal and interest on such loans.

As of December 31, 2016:

		Default
	1 to 29 days	30 to 59 days	60 to 89 days
	MCh$	MCh$	MCh$
Loans and advances to banks	18,495	—	—
Subtotal past-due loans and advances to banks	18,495	—	—
Commercial loans	133,959	41,561	17,512
Import-export financing	16,621	1,195	146
Factoring transactions	32,603	4,677	641
Commercial lease transactions	46,802	8,683	5,638
Other loans and receivables	1,482	703	284
Residential mortgage loans	142,663	46,908	24,729
Consumer loans	222,041	95,934	37,218
Subtotal past-due loans to customers	596,171	199,661	86,168
Total	614,666	199,661	86,168

As of December 31, 2017:

		Default
	1 to 29 days	30 to 59 days	60 to 89 days
	MCh$	MCh$	MCh$
Loans and advances to banks	6,880	—	—
Subtotal past-due loans and advances to banks	6,880	—	—
Commercial loans	183,374	34,457	53,224
Import-export financing	19,628	2,403	647
Factoring transactions	30,204	3,723	748
Commercial lease transactions	52,365	12,407	2,144
Other loans and receivables	1,195	599	724
Residential mortgage loans	143,619	56,422	26,365
Consumer loans	203,692	91,928	38,320
Subtotal past-due loans to customers	634,077	201,939	122,172
Total	640,957	201,939	122,172

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.           Risk Management, continued:

(2)         Credit Risk, continued:

(f)           Credit Quality by Asset Class, continued:

As of December 31, the aging analysis of loans is as follows:

		Past due but not impaired(*)
	Neither past due or impaired	Up to 30 days	Over 30 days and up to 60 days	Over 60 days and up to 90 days	Over 90 days	Total
As of December 31,	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
2016	23,870,700	499,875	126,178	32,936	658	24,530,347
2017	23,972,099	526,809	134,316	37,292	179	24,670,695

(*) These amounts include installments that are overdue, plus the remaining balance of principal and interest on such loans.

(g)          Assets Received in Lieu of Payment:

The Bank has received assets in lieu of payment totaling Ch$14,835 million and Ch$19,905 as of December 31, 2016 and 2017, respectively, the majority of which are properties.  All of these assets are managed for sale.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.           Risk Management, continued:

(2)         Credit Risk, continued:

(h)         Renegotiated Assets:

The impaired loans are considered to be renegotiated when the corresponding financial commitments are restructured and the Bank assesses the probability of recovery as sufficiently high.

The following table details the book value of loans with renegotiated terms per financial asset class:

	2016	2017
	MCh$	MCh$
Financial assets
Loans and advances to banks
Domestic banks	—	—
Foreign banks	—	—
Subtotal	—	—
Loans to customers, net
Commercial loans	172,255	191,314
Residential mortgage loans	17,466	17,400
Consumer loans	358,023	367,350
Subtotal	547,744	576,064
Total renegotiated financial assets	547,744	576,064

The Bank evaluates allowances loan losses in two segments: individually assessed allowances loan losses and group assessed allowances loan losses, which are described in more detail in Note 2(h).

Complementary Information

The renegotiated portfolio of Banco de Chile represents 2.26% of the total loans and the redefault rate of these loans for retail segment is 33.19% as of December 31, 2017 (the Bank does not have this information for other segments for internal purposes).

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

(h)         Renegotiated Assets, continued:

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.           Risk Management, continued:

(3)         Market Risk

Market Risk is referred to as the potential loss the Bank may incur due to the absence of liquidity, either a lack of funding or difficulties to access to secondary markets for decreasing positions (Liquidity risk) or due to the adverse change in the value of market variables that negatively impact the value of the financial exposures held (Price risk).

(a)         Liquidity Risk

Liquidity Risk: Measurement and Limits

The Bank manages the Liquidity risk separately for each category that this risk encompasses: Trading Liquidity risk and Funding Liquidity risk.

The Trading Liquidity risk was considered in the past as the inability of the Bank to generate cash from selling assets in an expedited way, but nowadays the concept has been extended to include the inability to close financial exposures (such as cash, foreign exchange or off-balance created by derivatives instruments) at current market prices. The former is managed by establishing a minimum amount of liquid assets, referred to as liquidity buffer (which is composed of cash free of compliance reserve requirements, government bonds, and short-term bank’s CDs) and the latter by establishing limits for different market factors and repricing tenors that generate price risks. These limits are established for exposures that are part of the Trading book only as the difference in value of the positions impacts the P&L Statement. Additionally, the bank negatively impacts the value of the Trading book positions whenever the size of any position exceeds the normal size that may be observed in the secondary market not impacting the prevailing prices; this concept is referred to as Market Value Adjustment.

The Funding Liquidity is controlled and limited using the internal report referred to as MAR (Market Access Report), which is the estimation of the expected net cash flows within a period of time considering business-as-usual operation and market conditions. The report is prepared separately by each single currency, for the next 30 and 90 day periods; business-as- usual conditions consider the evergreen holding of all assets (with the exception of the amount of bonds above the minimum liquidity buffer), the run-off of the whole funding borrowed from wholesale customers provided through time deposits and also some portion from the retail business. Therefore, the MAR number reflects the amount of money the Treasury should raise daily from institutional investors and some portion from retail customers in order to obtain funding for holding bonds and loans portfolios. MAR limits are established assuming that under stress scenarios and full utilization, the Bank is able to meet the liquidity risk appetite target defined in the Liquidity Risk Management Policy.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.           Risk Management, continued:

(3)         Market Risk, continued:

(a)         Liquidity Risk, continued:

The use of MAR in 2017 is illustrated below (LCCY = local currency; FCCY = foreign currency):

	MAR LCCY + FCCY MMM$		MAR FCCY MMUS$
	1 – 30 days	1 – 90 days	1 – 30 days	1 – 90 days
Maximum	3,306	5,597	1,708	3,048
Minimum	1,847	4,173	436	1,344
Average	2,665	4,954	1,090	2,209

The Bank also monitors the amount of assets denominated in local currency that is funded by liabilities denominated in foreign currency, including all tenors and the cash flows generated by derivatives payments to be made in foreign currency in the future. This metric is referred to as Cross Currency Funding. The Bank oversees and limits this amount in order to take precautions against not only Banco de Chile’s event but also against a systemic adverse environment generated by a country risk event.

The use of Cross Currency Funding within year 2017 is illustrated below:

Cross Currency Funding MMUS$
Maximum	4,351
Minimum	2,008
Average	2,991

Additionally, the Bank prevents itself from funding concentration by measuring it by fund provider class, type of instrument, maturity profile, currency, etc., utilizing thresholds that alert abnormal or imprudent behaviors which are out of the expected ranges.

Moreover, the state of some financial ratios is continuously monitored in order to detect structural changes of the balance sheet profile. As an example, the state of the following ratios along the year 2017 is illustrated below:

	Liquid Assets/ Net Funding <1y	Liabilities>1y/ Assets >1y	Deposits/ Loans
Maximum	95%	74%	63%
Minimum	71%	72%	60%
Average	82%	73%	62%

In addition, some market indices, prices and monetary decisions made by the Central Bank of Chile are monitored in order to detect early structural market conditions changes that may trigger liquidity shortage or even a financial crisis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.           Risk Management, continued:

(3)        Market Risk, continued:

(a)         Liquidity Risk, continued:

Among various regulatory reports, the Bank utilizes one that was introduced several years ago but was enhanced during year 2015. This is the case of the C46 index (formerly known as C08 index), which represents the expected net cash flows within the next 12 months as the result of contractual maturity for almost all assets and liabilities (the liquidity generated by debt instruments is permitted to be reported prior to the instrument’s contractual maturity, with the exception of those classified as HTM). However, the SBIF authorized Banco de Chile, among others, to report the C46 Adjusted index. This enables to report, in addition to the regular C46 index, behavioral run-off assumptions for some specific liability balance sheet items, such as demand deposits and time deposits. Conversely, the regulator also requires some roll-over assumptions for the loan portfolio.

The SBIF establish the following limits for the C46 Index:

Foreign Currency balance sheet items:	1-30 days C46 index < 1 x Tier-1 Capital
All Currencies balance sheet items:	1-30 days C46 index < 1 x Tier-1 Capital
All Currencies balance sheet items:	1-90 days C46 index < 2 x Tier-1 Capital

The use of this index in year 2017 is illustrated below:

	Adjusted C46 All CCYs as % of Tier-1 Capital		Adjusted C46 FCCY as % of Tier-1 Capital
	1 – 30 days	1 – 90 days	1 – 30 days
Maximum	53%	97%	36%
Minimum	32%	63%	19%
Average	43%	78%	27%
Limit	100%	200%	100%

Finally, the bank also takes advantage of some regulatory reports introduced by the local authorities in 2015. They are currently in place just for reporting purposes but the banks expect that the regulator will impose some limits in 2018. These are the LCR (Liquidity Coverage Ratio, which in the case of Chile the reserve may be part of the HQLA), the NSFR (Net Stable Funding Ratio), liability renewal rate classified by type of fund provider, liability concentration by type of instruments, etc. The state of the LCR and the NSFR along the year 2017 is illustrated below.

	LCR	NSFR
Maximum	1.07	0.99
Minimum	0.69	0.94
Average	0.88	0.97
Regulatory Limit	N/A	N/A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.           Risk Management, continued:

(3)        Market Risk, continued:

(a)         Liquidity Risk, continued:

The contractual maturity profile of the financial liabilities of Banco de Chile and its subsidiaries on a consolidated basis, as of 2016 and 2017 end-of-year, is illustrated below:

	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2016
Current accounts and other demand deposits	8,321,148	—	—	—	—	—	8,321,148
Transactions in the course of payment	25,702	—	—	—	—	—	25,702
Instruments sold under repurchase agreements and security lending	209,908	6,821	—	—	—	—	216,729
Savings accounts and time deposits	4,954,428	2,478,148	3,083,258	157,591	589	252	10,674,266
Full delivery derivative transactions	274,760	225,173	872,004	507,086	292,965	617,424	2,789,412
Borrowings from financial institutions	150,396	231,890	526,149	120,672	—	—	1,029,107
Other financial obligations	557	1,034	5,038	18,173	18,401	376	43,579
Debt issued in non-USD foreign currency	104,221	87,840	525,342	1,423,859	1,204,796	4,070,909	7,416,967
Total (excluding non-delivery derivative transactions)	14,041,120	3,030,906	5,011,791	2,227,381	1,516,751	4,688,961	30,516,910
Non - delivery derivative transactions	237,799	171,254	838,475	887,297	196,923	1,096,234	3,427,982

	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2017
Current accounts and other demand deposits	8,915,706	—	—	—	—	—	8,915,706
Transactions in the course of payment	29,871	—	—	—	—	—	29,871
Instruments sold under repurchase agreements and security lending	194,539	750	—	—	—	—	195,289
Savings accounts and time deposits	5,097,833	2,509,694	2,555,579	21,536	311	219	10,185,172
Full delivery derivative transactions	172,323	136,729	1,166,598	937,050	1,582,890	531,309	4,526,899
Borrowings from financial institutions	260,272	242,515	613,159	73,852	—	—	1,189,798
Other financial obligations	295	918	10,921	24,038	686	154	37,012
Debt issued in non-USD foreign currency	47,375	165,359	728,035	1,279,275	1,500,632	3,931,034	7,651,710
Total (excluding non-delivery derivative transactions)	14,718,214	3,055,965	5,074,292	2,335,751	3,084,519	4,462,716	32,731,457
Non - delivery derivative transactions	112,011	100,247	1,141,610	816,847	325,199	1,115,676	3,611,590

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

The Bank has established internal limits for the exposures of the Trading book. In fact, the foreign exchange net open positions (FX delta), the Equity positions (Equity delta), the interest rate sensitivities generated by the derivatives and debt securities portfolios (DV01 or also referred as to rho) and the foreign exchange volatility sensitivity (vega) are measured and limited. Interest rate and vega limits are established on an aggregate basis but also for some specific repricing tenor points. The use of these limits is daily monitored, controlled and reported by independent control functions to the senior management of the bank. The internal governance framework also establishes that these limits must be approved by the Board of Directors and reviewed at least annually.

The Bank utilizes the historical VaR (Value-at-Risk) approach as the risk measurement tool for the trading portfolio exposures. The model includes 99% confidence level and most recent one-year observed rates, prices and yields data.

The use of VaR in 2017 is illustrated below:

Value-at-Risk 99% confidence level escalated to 1 month MMUS$
Maximum	3.18
Minimum	0.61
Average	1.72

Additionally, the Bank utilizes built-in models for measuring, limiting, controlling and reporting interest rate exposures and risks for the Accrual book, namely the metric referred to as IRE (Interest Rate Exposure) and EaR (Earnings-at-Risk), respectively. The IRE gauges the difference in net revenues from funds generated for some specific period of time due to standardized interest rate fluctuations; the EaR measures the adverse impact for a specific period of time (usually 12 months) due to the adverse impact of interest rates considering that all exposures are closed within a reasonable defeasance period (3 months).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.           Risk Management, continued:

(3)         Market Risk, continued:

(b)         Price Risk, continued:

The use of EaR within year 2017 is illustrated below:

12-months Earnings-at-Risk 97.7% confidence level 3 months defeasance period MCh$
Maximum	80,402
Minimum	28,438
Average	60,301

The regulatory risk measurement for the Trading portfolio (C41 report) is produced by utilizing guidelines provided by the regulatory entities (Central Bank of Chile and Superintendence of Banks and Financial Institutions, hereafter CBCh and SBIF respectively), which are adopted from BIS 1993 standardized methodologies developed for this specific topic. The referred methodologies estimate the potential loss that the Bank may incur considering standardized fluctuations of the value of market factors such as foreign exchange rates, interest rates and volatilities that may adversely impact the value of foreign exchange spot positions, interest rate exposures, and volatility exposures, respectively. The interest rate shifts are provided by the regulatory entity; in addition, very conservative correlation and tenor factors are included in order to account for non-parallel yield curve shifts reflecting steepening/flattering behaviors. The impact due to FX open positions is obtained by using huge foreign exchange rate fluctuations (8% for liquid foreign exchange rates and 30% for the illiquid ones). The SBIF does not establish an individual limit for this particular risk but a global one that includes this risk (also denoted as Market Risk Equivalent or ERM) and the Risk Weighted Assets. The sum of ERM and the 10% of the Risk Weighted Assets cannot exceed the 100% of the bank’s Tier-1 + Tier-2 Capital. In the future, the Operational Risk will be added to the above calculation.

The regulatory risk measurement for the Banking book (C40 report) due to interest rate fluctuations is made by using standardized methodologies provided by the regulatory entities (Central Bank of Chile and SBIF). The report includes models for reporting interest rate gaps and standardized adverse interest rate fluctuations. In addition to this, the regulatory entity has requested banks to establish internal limits for this regulatory risk measurement. Limits must be established separately for short-term and long-term portfolios. The short-term risk limit must be expressed as a percentage of the NIM plus the revenues collected from fees dependent on interest rate level; the long term risk limit may not exceed a specified percentage of the Tier-2 Capital. The Bank is currently using 25% for both limits.

In addition to the above, the Market Risk Policy of Banco de Chile requires the performance of daily stress tests for trading portfolios and monthly for accrual portfolios. The output of the stress testing process is monitored against corresponding trigger levels: in the case those triggers are breached, the senior management is notified in order to implement further actions, if necessary. Moreover, intra-month realized P&L for trading activities is monitored against some trigger levels: escalation to senior levels is also done when breaches occur.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.           Risk Management, continued:

(3)         Market Risk, continued:

(b)         Price Risk, continued:

The following table illustrates the interest rate cash-flows of the Banking Book (contractual tenors) as of December 31, 2016 and 2017:

Banking Book Interest Rate Exposure by Contractual Maturity

	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets as of December 31, 2016
Cash and due from banks	1,396,536	—	—	—	—	—	1,396,536
Transactions in the course of collection	189,208	—	—	—	—	—	189,208
Securities borrowed or purchased under agreements to resell	—	—	—	—	—	—	—
Derivative instruments under hedge-accounting treatment	283,576	14,860	170,891	495,340	52,134	502,593	1,519,394
Inter-banking loans	964,250	86,029	136,434	19,777	—	—	1,206,490
Customer loans	4,808,706	3,163,029	5,740,836	5,219,586	2,929,046	8,126,584	29,987,787
Available for sale instruments	6,631	5,505	56,839	137,031	71,657	151,600	429,263
Held-to-maturity instruments	—	—	—	—	—	—	—
Total assets	7,648,907	3,269,423	6,105,000	5,871,734	3,052,837	8,780,777	34,728,678

	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets as of December 31, 2017
Cash and due from banks	1,028,014	—	—	—	—	—	1,028,014
Transactions in the course of collection	223,360	—	—	—	—	—	223,360
Securities borrowed or purchased under agreements to resell	19,992	—	—	—	—	—	19,992
Derivative instruments under hedge-accounting treatment	30,328	146,775	225,883	335,756	51,087	539,283	1,329,112
Inter-banking loans	533,101	49,573	150,253	31,920	—	—	764,847
Customer loans	4,669,573	2,595,012	5,636,496	5,619,230	3,089,002	8,591,253	30,200,566
Available for sale instruments	9,134	37,851	950,199	222,522	216,058	169,144	1,604,908
Held-to-maturity instruments	—	—	—	—	—	—	—
Total assets	6,513,502	2,829,211	6,962,831	6,209,428	3,356,147	9,299,680	35,170,799

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.           Risk Management, continued:

(3)         Market Risk, continued:

(b)         Price Risk, continued:

	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2016
Current accounts and demand deposits	8,354,085	—	—	—	—	—	8,354,085
Transactions in the course of payment	8,841	—	—	—	—	—	8,841
Securities loaned or sold under repurchase agreements	19,901	—	—	—	—	—	19,901
Savings accounts and interest-bearing deposits	5,129,350	2,303,488	3,083,258	157,610	570	252	10,674,528
Derivative instruments under hedge-accounting treatment	2,232	2,616	249,632	659,389	88,029	507,403	1,509,301
Inter-banking borrowings	559,625	359,768	109,873	—	—	—	1,029,266
Long-term debt (*)	104,135	242,016	525,037	1,423,061	1,107,502	4,012,482	7,414,233
Other liabilities	233,372	1,034	5,038	18,173	18,401	376	276,394
Total liabilities	14,411,541	2,908,922	3,972,838	2,258,233	1,214,502	4,520,513	29,286,549

	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2017
Current accounts and demand deposits	8,959,941	—	—	—	—	—	8,959,941
Transactions in the course of payment	—	—	—	—	—	—	—
Securities loaned or sold under repurchase agreements	10,267	—	—	—	—	—	10,267
Savings accounts and interest-bearing deposits	5,294,456	2,317,792	2,555,579	21,536	311	219	10,189,893
Derivative instruments under hedge-accounting treatment	352	3,968	286,519	452,960	75,237	600,507	1,419,543
Inter-banking borrowings	506,703	553,663	129,431	—	—	—	1,189,797
Long-term debt (*)	158,085	266,895	727,798	1,217,226	1,349,337	3,930,440	7,649,781
Other liabilities	146,726	918	10,921	24,038	686	154	183,443
Total liabilities	15,076,530	3,143,236	3,710,248	1,715,760	1,425,571	4,531,320	29,602,665

(*)   Amounts shown are not exactly the same as reported in the liabilities report which is part of the liquidity analysis, due to differences in the treatment of mortgage bonds issued by the Bank in both reports.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.           Risk Management, continued:

(3)         Market Risk, continued:

(b)         Price Risk, continued:

Price Risk Sensitivity Analysis

The Bank has focused on stress testing as the main tool for price risk sensitivity analysis.  The analysis is implemented for the Trading book and the Banking book separately.  Due to the financial crisis experienced during 2008 and based on the various studies and analyses made on this specific matter, the Bank adopted this methodology after realizing that stress testing analysis is more useful and realistic than business-as-usual tools, such as VaR for trading portfolios or EaR for accrual portfolios, since:

(i)                           The financial crisis shows market factors fluctuations that are materially larger than those used in the VaR with 99% of confidence level or EaR with 97.7% of confidence level.

(ii)                        The financial crisis shows also that correlations between these fluctuations are materially different from those used in the VaR or EaR computation, since a crisis precisely indicates severe disconnections between the behaviors of market factors fluctuations with respect to the patterns normally observed.

(iii)                       Trading liquidity dramatically diminished during financial crisis and especially in emerging markets (in the case of Chile too) and therefore, the escalation of the daily VaR is a very gross approximation of the expected loss. This can also occur when calculating EaR.

The stress testing impacts are obtained by modeling directional fluctuations on the value of market factors and calculating the changes of the economic/accounting value of the financial positions due to these shifts.

The fluctuations are inferred from historical events but also by taking into account extreme but feasible levels that the market factors values may reach in stressful environments generated by economic, political, social factors, either from the internal or foreign factors.

An updated database is maintained including historical data of foreign exchange rates, debt instruments yields, derivatives swap yields, foreign exchange volatilities, etc. that enables the Bank to maintain up-to-date records of historical volatility of market factors fluctuations and correlations between these factors.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.           Risk Management, continued:

(3)         Market Risk, continued:

(b)         Price Risk, continued:

In order to comply with IFRS 7.40, we include the following exercise illustrating an estimation of the impact of feasible but reasonable fluctuations of interest rates, swaps yields, foreign exchange rates and foreign exchange volatilities, which are used for valuing Trading and Accrual portfolios. Given that the Bank’s portfolio includes positions denominated in local nominal and real interest rates, these fluctuations must be aligned with extreme but realistic Chilean inflation changes forecasts. The exercise is implemented in a very straightforward way: trading portfolios impacts are estimated by multiplying DV01s by expected interest rates shifts; accrual portfolios impacts are computed by multiplying cumulative gaps by forward interest rates fluctuations modeled. It is relevant to note that the methodology might miss some portion of the interest rates convexity since it is not properly captured when material fluctuations are modeled; additionally, neither convexity nor prepayments behaviors are captured for the accrual portfolio analysis. In any case, given the magnitude of the shifts, the methodology may be accurate enough for the purposes and scope of the analysis.

The following table illustrates the fluctuations modeled and utilized in the stress testing process. Bonds yields, derivatives yields, FX rates and FX CLP/USD volatility are shown for each tenor point. Equity prices fluctuations are not included given that the positions held in the stockbrokerage house (Banchile Corredores de Bolsa SA) are negligible. In fact, equity positions are typically very small given that this legal vehicle is mostly focused on customer driven transactions (brokerage service or equity repo transactions closed with customers).

The directions of these fluctuations were chosen between four scenarios (two positive and two negative economic scenarios) in order to generate the worst impact for the Trading book exposures within the four above mentioned:

Adverse scenario market factors fluctuations
	CLP Derivatives (bps)	CLP Bonds (bps)	CLF Derivatives (bps)	CLF Bonds (bps)	USD Offshore 3m Derivatives (bps)	Spread USD On/Off Derivatives (bps)	Vol FX CLP/USD (%)
3 months	12	22	-465	-468	4	-58	-1.1%
6 months	16	21	-226	-224	8	-46	-1.0%
9 months	19	21	-146	-144	11	-38	-0.6%
1 year	21	22	-139	-137	13	-33	-0.7%
2 years	24	22	-52	-50	22	-19	-2.2%
4 years	25	19	-36	-33	31	-19	—
6 years	25	19	-31	-27	33	-19	—
10 years	26	19	-19	-12	35	-21	—
16 years	26	19	-20	-8	35	-22	—
20 years	26	19	-21	-6	35	-22	—

bps = basis points

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.           Risk Management, continued:

(3)         Market Risk, continued:

(b)         Price Risk, continued:

The exercise is implemented utilizing the following assumptions: the impacts for the Trading portfolios are estimated by multiplying the Greek numbers (FX Delta, DV01s,Vegas) by the expected fluctuation of the foreign exchange rates, interest rates or volatility, respectively; the impacts for the Accrual Book are estimated by multiplying the cumulative gaps by the forward interest rate fluctuations. This methodology may have some limitations, given that convexity is not captured for Trading positions and neither convexity nor prepayments are considered for the Accrual portfolio. However, given the magnitude of the shifts modelled, the current methodology is suitable for the purposes of this analysis

The impact on the Trading book as of December 31, 2017 is illustrated below:

Potential P&L Impact Trading Book (MCh$)

CLP Interest Rate		(2,754)
Derivatives	(529)
Debt instruments	(2,225)
CLF Interest Rate		1,498
Derivatives	(1,819)
Debt instruments	3,317
Interest rate offshore		(482)
Domestic/offshore interest rate spread		979
Interest rate		(759)
Foreign Exchange		(128)
Options		222
Total		(665)

The scenario modeled would generate losses in the Trading book up to MCh$665 or approximately US$1.1 million. In any case, these fluctuations would not result in material losses compared to the Tier-1 Capital base or to the P&L estimation for the next 12 months.

The impact of such fluctuations in the Accrual portfolio for the next 12 months as of December 31, 2017, which is not necessarily a gain/loss but greater/lower net revenue from funds (resulting in net interest rate generation), is illustrated below:

12-Months NRFF(*) IMPACT
ACCRUAL BOOK (MCh$)

Impact due to inter-banking yield curve (swap yield) shock	(151,983)
Impact due to spreads shock	28,742
Higher / (Lower) NRFF	(123,241)

(*) Net revenues from funds

The adverse impact in the Accrual book would be the result of a severe drop of the local inflation, especially in the next 3 months. The lower net revenues from funds in the following 12 months would reach Ch$123 billion, which is still much lower than the current annual 12-month rolling P&L generation (slightly above one fifth of this number).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.           Risk Management, continued:

(3)         Market Risk, continued:

(b)         Price Risk, continued:

The following table illustrates the changes in the fair value of the Available-for-Sale portfolio, as of December 31, 2017, as the result of the stress testing assumptions shown above. If these changes occur, they will be recorded as Other Comprehensive Income, a component of the shareholder’s Equity, and not as current earnings in the P&L statement:

Potential Available-for-Sale Portfolio OCI Impact
Currency	DV01(+1 bp) (US$)	Impact due to interest rate changes (MCh$)
CLP	(228,868)	(5,009)
CLF	(117,362)	(6,740)
USD	(59,072)	(3,199)
Total		(14,948)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.       Risk Management, continued:

(4)         Capital Requirements and Capital Management:

The principal objectives of the Bank’s capital management are to ensure compliance with regulatory requirements and to maintain sound credit ratings and capital ratios. During 2017, the Bank has successfully met the required capital requirements.

As part of its Capital Management Policy, the Bank has established capital adequacy alerts, which are stricter than those required by the regulator, which are monitored on a monthly basis. During 2017, none of the internal alerts defined in the Capital Management Policy were activated.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.       Risk Management, continued:

(4)         Capital Requirements and Capital Management, continued:

The risk weighted assets and Basic Capital ratio and Regulatory Capital ratio, as of the end of year 2016 and 2017, were:

	Consolidated assets		Risk-weighted assets
	2016	2017	2016	2017
	MCh$	MCh$	MCh$	MCh$
Balance sheet assets (net of provisions)
Cash and due from banks	1,408,167	1,057,393	21,940	5,699
Transactions in the course of collection	206,972	255,968	53,126	95,210
Financial Assets held-for-trading	1,379,958	1,538,578	211,762	148,641
Cash collateral on securities borrowed and reverse repurchase agreements	55,703	91,641	55,703	91,641
Derivative instruments	939,649	1,247,941	703,211	927,837
Loans and advances to banks	1,173,187	760,021	305,934	312,806
Loans to customers, net	24,843,655	24,955,692	22,024,193	21,908,281
Financial assets available-for-sale	374,470	1,526,315	199,860	325,209
Financial assets held-to-maturity	—	—	—	—
Investments in other companies	30,314	35,771	32,588	38,041
Intangible assets	65,036	72,455	29,341	39,045
Property and equipment	219,082	216,259	219,082	216,259
Investment properties	14,674	14,306	—	—
Current tax assets	6,657	23,032	679	2,303
Deferred tax assets	176,923	161,265	30,603	26,740
Other assets	462,857	604,800	462,185	547,974
Subtotal			24,350,207	24,685,686

Off-balance-sheet assets
Contingent loans	4,154,890	3,972,260	2,491,879	2,382,653
Total risk-weighted assets			26,842,086	27,068,339

	As of December 31, 2016		As of December 31, 2017
	MCh$	%	MCh$	%
TIER 1 Capital (*)	2,887,410	8.09	3,105,714	8.39
TIER 2 Equity	3,729,427	13.89	3,934,727	14.54

(*)  TIER 1 Capital corresponds to equity attributable to equity holders in the Statement of Consolidated Financial Position

It should be noted that the new Ley General de Bancos (the “Chilean General Banking Law”) is in the legislative process, which, among other aspects, introduces changes in capital adequacy matters, aligning itself with the most recent criteria and recommendations made by the Basel Committee.

43.           New Accounting Pronouncements:

The following is a summary of new standards, interpretations and improvements to the International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) that are  not yet effective as of December 31, 2017:

IFRS 9 — Financial Instruments

In July 2014, the IASB issued a complete and final version of IFRS 9, which replaced the guidance in IAS 39. IFRS 9 combines all three aspects of the accounting for financial instruments project: (i) the classification and measurement of financial assets and financial liabilities, (ii) the impairment of financial assets, and (iii) general hedge accounting. As a result of IFRS 9, amendments have been made to IFRS 7 Financial Instruments: Disclosures, requiring additional qualitative and quantitative disclosures that must be adopted at the same time as IFRS 9.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018 with early application permitted.

In accordance with the Chilean legislation, Banco de Chile has to elaborate its Statutory Financial Statements under the standards and norms issued by the Chilean Superintendency of Banks and Financial Institutions (“SBIF”)  and based on these financial statements, which are also reported to the Corporate Governance and analyzed and reviewed by the “Chief Operating Decision Maker”, the Bank has to determine the legal minimum dividend as well as to propose the distribution of dividend to its shareholders.

The application of IFRS 9 has not yet been approved by the SBIF, and some local standards and norms differ from IFRS in certain aspects. Nevertheless, Banco de Chile as issuer of Equity Securities listed on the New York Stock Exchange, complies with the application of all IFRS standards in order to elaborate its annual 20-F Report and meet the requirements of the Securities and Exchange Commission (SEC). This annual Report, will fully apply the impacts of the adoption of IFRS 9 as of December 31, 2018 (to be issued approximately on April 2019).

The standard is required to be applied retrospectively, with certain exceptions. The Bank and subsidiaries plan to adopt the new standard on the required effective date, and will not restate comparative information, as permitted. Differences in the carrying amounts of financial instruments resulting from the adoption of IFRS 9 will be recognized in the opening January 1, 2018 appropriate equity accounts (Retained earnings and Reserve accounts) as if the Bank and subsidiaries always followed the new requirements.

In the third quarter of 2016, the Bank and subsidiaries conducted an impact assessment of all three aspects of IFRS 9. This assessment was based on information available at that time and may be subject to changes arising from new information being made available to the Bank and subsidiaries on January 1, 2018, when the Bank and subsidiaries transitioned to IFRS 9.

Since 2017, the Bank and subsidiaries are working on developing technological and other solutions to address the needs created by the new IFRS 9 standard, such as models and procedures to capture expected credit losses (ECL), Solely Payments of Principal and Interest (SPPI) testing and business model assessment, among others.

Transition impact

The primary impact of adopting IFRS 9 compared to IAS 39 is attributable to increases in the allowance for credit losses under the new impairment requirements. The Bank and subsidiaries continue to develop and validate certain aspects of the impairment process, which may change the actual impact on adoption.

The adoption of IFRS 9 is also expected to result in differences in the classification of financial assets when compared to the classification under IAS 39. Nevertheless, the Bank and subsidiaries expect these reclassifications will have no significant impact on equity.

43.       New Accounting Pronouncements, continued:

IFRS 9 — Financial Instruments, continued:

In addition, as permitted by IFRS 9, the Bank and subsidiaries have elected to continue to apply the IAS 39 hedge accounting requirements and will comply with the revised hedge accounting disclosures as required by the related amendments to IFRS 7 Financial Instruments: Disclosures.

As of December 31, 2017 the Bank and subsidiaries have been able to estimate the transitioning impact on ECL for certain portfolios of financial assets and contingent commitments affected by the standard. These portfolios are comprised of wholesale and retail financial assets which represent 71.5% of the whole portfolio of financial assets to be impacted by the ECL model as of December 31, 2017.

With respect to the portfolios mentioned above, the Bank and subsidiaries’ best estimate of the transitioning impact to IFRS 9 regarding ECL as of January 1, 2018, is a decrease in equity (after taxes) of approximately MCh$27,409, which also includes the analysis for contingent commitments (financial guaranties, letters of credit and undrawn commitments).

For the remaining 28.5% of financial assets to be impacted by the ECL model, the Bank and subsidiaries are still working on implementing the new methodologies and models.

Classification and measurement

The standard requires the Bank and subsidiaries to consider two criteria when determining the measurement basis for debt instruments held as financial assets: 1) its business model for managing those financial assets, and 2) the cash flow characteristics of the assets (SPPI test).

The IFRS 9 classification and measurement model requires that all debt instrument financial assets that do not meet an SPPI test, including those that contain embedded derivatives, be classified at initial recognition as fair value through profit or loss (FVTPL). The intent of the SPPI test is to ensure that debt instruments that contain non-basic lending features, such as conversion options and equity linked pay-outs, are measured at FVTPL. Subsequent measurement of instruments classified as FVTPL under IFRS 9 operates in a similar manner to trading under IAS 39.

For debt instruments held as financial assets that meet the SPPI test, classification at initial recognition will be determined based on the business model under which these instruments are managed:

•                  Debt instruments that are managed on a “held to collect” basis will be classified as amortized cost;

•                  Debt instruments that are managed on a “held for trading” or “fair value” basis will be classified as FVTPL;

•                  Debt instruments that are managed on a “held to collect and sale” basis will be classified as fair value through OCI (FVOCI).

Subsequent measurement of instruments classified at FVOCI and amortized cost classifications under IFRS 9 operate in a similar manner to Available-For-Sale (AFS) for debt securities and loans and receivables, respectively, under existing IAS 39, except for the impairment provisions that are discussed below.

For those debt instrument financial assets that would otherwise be classified as FVOCI or amortized cost, an irrevocable designation can be made at initial recognition to instead measure the debt instrument at FVTPL under the Fair Value Option (FVO) if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

All equity instrument financial assets are required to be classified at initial recognition as FVTPL unless an irrevocable designation is made to classify the instrument as FVOCI for equities. Unlike AFS for equity securities under IAS 39, the FVOCI for equities category results in all realized and unrealized gains and losses being recognized in OCI with no recycling to profit and loss. Only dividends will continue to be recognized in profit and loss.

43.       New Accounting Pronouncements, continued:

IFRS 9 — Financial Instruments, continued:

The classification and measurement of the Bank and subsidiaries’ financial liabilities will remain essentially unchanged from the current IAS 39 requirements. This is due to the Bank and subsidiaries’ decision not to apply IFRS 9’s Fair Value Option.

The Bank and subsidiaries analyzed the contractual cash flow characteristics of its instruments under IFRS 9 as well as defined its business models, and as a result observes the following:

Loans as well as trade receivables, not classified as trading, are held to collect contractual cash flows and are expected to give rise to cash flows representing solely payments of principal and interest. Therefore, the Bank and subsidiaries’ conclusion is that they meet the criteria for amortized cost measurement under IFRS 9, hence, reclassification of these instruments is not required.

The Bank expects that there will be no significant impact on equity for those financial assets classified as AFS and FVTPL under IAS 39, as they will maintain its current category in the transition to IFRS 9.

Impairment

The new impairment guidance sets out an Expected Credit Loss (ECL) model applicable to all debt instrument financial assets classified as amortized cost or FVOCI. In addition, the ECL model applies to loan commitments and financial guarantees that are not measured at FVTPL.

Expected Credit Loss Methodology

The application of ECL will significantly change the Bank and subsidiaries’ credit loss methodology and models. ECL allowances represent credit losses that reflect an unbiased and probability-weighted amount which is determined by evaluating a range of possible outcomes, the time value of money and reasonable and supportable information about past events, current conditions and forecasts of future economic conditions (so-called forward-looking elements). ECL allowances will be measured at amounts equal to either: 1) 12-month ECL; or 2) lifetime ECL for those financial instruments which have experienced a significant increase in credit risk (SICR) since initial recognition or when there is objective evidence of impairment.

Stage Migration and Significant Increase in Credit Risk (SICR)

Financial instruments subject to the ECL methodology will be categorized into three stages.

For non-impaired financial instruments:

•                  Stage 1 is comprised of all non-impaired financial instruments which have not experienced a SICR since initial recognition. The Bank and subsidiaries will be required to recognize 12 months of ECL for stage 1 financial instruments. In assessing whether credit risk has increased significantly, the Bank and subsidiaries are required to compare the probability of a default (PD) occurring on the financial instrument as at the reporting date, with the risk of a default occurring on the financial instrument as at the date of initial recognition.

•                  Stage 2 is comprised of all non-impaired financial instruments which have experienced a SICR since initial recognition. The Bank and subsidiaries will be required to recognize lifetime ECL for stage 2 financial instruments. In subsequent reporting periods, if the credit risk of the financial instrument improves such that there is no longer a SICR since initial recognition, then the Bank and subsidiaries shall revert to recognizing 12 months of ECL.

43.           New Accounting Pronouncements, continued:

IFRS 9 — Financial Instruments, continued:

For impaired financial instruments:

•      Financial instruments are classified as stage 3 when there is objective evidence of impairment as a result of one or more loss events that have occurred after initial recognition with a negative impact on the estimated future cash flows of such assets.

For purchased or originated credit impaired financial assets (POCI), the Bank and subsidiaries will recognize the cumulative changes in the life time ECL since initial recognition in the loss allowance.

Measurement of Expected Credit Losses

ECLs are measured as the probability-weighted present value of expected cash shortfalls over the remaining expected life of the financial instrument. The measurement of ECLs will be based primarily on the product of the instrument’s probability of default (PD), loss given default (LGD), and exposure at default (EAD). In addition, the Bank and subsidiaries’ ECL models rely on a range of forward-looking information as economic inputs such as GDP growth, Central Bank interest rates, and unemployment rates, among others.

Assessment of Significant Increase in Credit Risk

To assess whether the credit risk of a financial instrument has increased significantly, the PD occurring over its expected life as at the reporting date is  compared with the PD occurring over its expected life on the date of initial recognition, and reasonable and supportable information indicative of significant  increases in credit risk since initial recognition is considered. The Bank and subsidiaries, based on their own analysis and assessment, have included thresholds in the definition of significant increase in credit risk depending on the nature of the underlying portfolio of financial assets. On a collective basis those analyzed with 30 days past due are migrated to Stage 2 even if other metrics do not indicate that a significant increase in credit risk has occurred. On the other hand, for financial assets whose increase in credit risk is assessed on an individual basis, the criteria established to determine a significant increase in credit risk will be 60 days past due.

Definition of Default

IFRS 9 does not define default but requires the definition to be consistent with the definition used for internal credit risk management purposes. However, IFRS 9 contains a rebuttable presumption that default does not occur later than when a financial asset is 90 days past due. Under IFRS 9, the Bank and subsidiaries will consider a financial asset  as credit-impaired when one or more events that have a detrimental impact on the estimated future cash  flows of a financial asset have occurred or when contractual payments are 90 days past due. The Bank and subsidiaries’ write-off policy under IFRS 9 is not expected to be materially different from what the Bank and subsidiaries do under IAS 39.

Hedge accounting

IFRS 9 incorporates new hedge accounting rules that intend to align hedge accounting with risk management practices. IFRS 9 includes an accounting policy choice to defer the adoption of IFRS 9 hedge accounting and to continue with IAS 39 hedge accounting. The Bank and subsidiaries have decided to exercise this accounting policy choice. However, the Bank and subsidiaries will implement the revised hedge accounting disclosures that are required by the IFRS 9 related amendments to IFRS 7 Financial Instruments: Disclosures in the 2018 Financial Statements.

43.           New Accounting Pronouncements, continued:

IFRS 15 — Revenue from Contracts with Customers

In May 2014 IFRS 15 was issued, which had the purpose of establishing principles that will apply to an entity to present useful information to users of financial statements about the nature, amount, opportunity and uncertainty of income from ordinary activities and cash flows related to a contract with a client.

This new standard replaced the following current standard and interpretations: IAS 18 — Revenue, IAS 11 — Construction contracts, IFRIC 13 — Customer Loyalty Programs, IFRIC 15 — Agreements for the Construction of Real State, IFRIC 18 — Transfers of Assets from Customers and SIC 31 — Revenue: Barter Transactions involving.

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

The date of application of this new standard is January 1, 2018.

Based on the evaluation conducted, in addition to providing more extensive disclosures about the Bank’s and subsidiaries’ income transactions, it is estimated that the application of IFRS 15 will not have an impact on the financial condition or results of operations. Banco de Chile and its subsidiaries will choose to apply the modified transition approach.

IFRS 16 — Leases

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

Banco de Chile and its subsidiaries will not have a material impact due to the adoption of this standard.

43.           New Accounting Pronouncements, continued:

IAS 28 — Investments in Associates and Join Venture and IFRS 10 - Consolidated Financial Statements

In September 2014, the IASB issued this amendment, which clarified the scope of recognized gains and losses in a transaction involving an associate or joint venture, and this depends on whether the asset sold or contribution is a business. Therefore, IASB concluded that all of the profit or loss should be recognized against loss of control of a business. Likewise, gains or losses resulting from the sale or contribution of a subsidiary that is not a business (definition of IFRS 3) to an associate or joint venture should be recognized only to the extent of unrelated interests in the associate or joint venture.

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

IFRS 2 — Share-based payments

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

The date of application of these amendments is January 1, 2018.

These amendments will not impact the Consolidated Financial Statements of Banco de Chile and its subsidiaries as they do not offer these types of compensation.

IAS 28 — Investments in associates and joint ventures.

In December 2016, the IASB issued the Annual Improvements to IFRS Cycle 2014-2016, which included the amendment to IAS 28. This amendment clarified that a venture capital organization or a mutual fund, investment trust and similar entities may choose to account for their investments in joint ventures and associates at fair value or using the equity method. The amendment also makes it clear that the method chosen for each investment should be made at the initial time.

The date of application of these amendments is from January 1, 2018.

This change has no impact on the Consolidated Financial Statements of Banco de Chile and its subsidiaries.

43.           New Accounting Pronouncements, continued:

IAS 40 — Investment Property.

IAS 40 requires that an asset be transferred to (or from), investment property only when there is a change in its use.

The amendment, issued in December 2016, clarifies that a change in management’s intentions for the use of a property does not provide, in isolation, evidence of a change in its use. An entity must, therefore, have taken observable actions to support such a change.

The date of application of these amendments is from January 1, 2018.

This change has no impact on the Consolidated Financial Statements of Banco de Chile and its subsidiaries.

IFRIC 22 — Foreign Currency Transactions and Advance Consideration.

In December 2016, the IASB issued Interpretation IFRIC 22 “Foreign Currency Transactions and Advance Consideration”.

This Interpretation applies to a foreign currency transaction when an entity recognizes a non-financial asset or non-financial liability arising from the payment or collection of an early consideration before the entity recognizes the related asset, expense or income.

The IFRIC specifies that at the date of the transaction for the purpose of determining the exchange rate to be used in the initial recognition of the related asset, expense or income, it is the date on which the entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or collection of the anticipated consideration. That is, the related income, expenses or assets should not be re-evaluated with changes in the exchange rates between the date of the initial recognition of the early consideration and the date of recognition of the transaction to which said consideration relates.

The date of application of these amendments is from January 1, 2018.

This interpretation has no impact on the Consolidated Financial Statements of Banco de Chile and its subsidiaries.

IFRIC 23 - Uncertainty over Income Tax Treatments.

In June 2017, the IASB published IFRIC 23, Uncertainty over Income Tax Treatments, developed by the IFRS Interpretations Committee. This interpretation indicates what disclosures should be made when there is uncertainty about the treatment followed by the entity to determine the income tax payable.

When it is not clear how the tax law applies to a particular transaction or circumstance, or if a tax authority accepts the tax treatment of an entity. IAS 12 Income Taxes specifies how to account for current and deferred tax, but not how to reflect the effects of uncertainty. IFRIC 23 provides requirements in addition to the requirements of IAS 12 specifying how to reflect the effects of uncertainty in the accounting of income taxes.

The date of application of this interpretation is from January 1, 2019.

The Bank and its subsidiaries are evaluating the impact of this amendment.

43.           New Accounting Pronouncements, continued:

IAS 28 — Investments in associates and joint ventures and IFRS 9 Financial instruments.

In October 2017, the IASB published the amendments to IFRS 9 Financial Instruments and IAS 28 Investments in Associated Entities and Joint Ventures.

The amendments to IFRS 9 allow entities to measure financial assets, prepaid with negative compensation at amortized cost or fair value, through other comprehensive income if a specific condition is met, instead of at fair value with effect on results.

Regarding IAS 28, the amendments clarify that entities must account for long-term results in an associate or joint venture, to which the equity method is not applied, using IFRS 9.

The IASB also released an example that illustrates how companies should apply the requirements of IFRS 9 and IAS 28 to long-term interests in an associated entity or joint venture.

The date of application of these amendments is January 1, 2019.

This modification has no impact on the Consolidated Financial Statements of Banco de Chile and its subsidiaries.

43.           New Accounting Pronouncements, continued:

Annual improvements IFRS 2015-2017 cycle:

In December 2017, the IASB issued the Annual Improvements to IFRS Cycle 2015-2017, which includes amendments to the following regulations:

IFRS 3 — Business Combinations. Interests previously held in a joint operation.

The amendment provides additional guidance for applying the procurement method to particular types of business combinations.

The amendment states that when a party to a joint arrangement obtains control of a business, which is a joint arrangement and had rights over the assets and liabilities, for the liabilities related to this joint arrangement, immediately before the acquisition date, the transaction it is a business combination achieved in stages.

Therefore, the acquirer will apply the requirements for a business combination achieved in stages, including re-measuring its previously held interest in the joint operation. By doing so, the acquirer will re-measure its total value that it previously had in the joint operation.

The date of application of this amendment is January 1, 2019. Early adoption is permitted.

The Bank and its subsidiaries are evaluating the impact of this amendment.

IFRS 11 — Joint Agreements.

The amendments to IFRS 11 relate to the accounting for acquisitions of interests in Joint Agreements.

The amendment establishes that a party that participates, but does not have control, in a joint agreement, can obtain control of the joint agreement. Given the above, the activity of the joint agreement would constitute a Business Combination as defined in IFRS 3, in such cases; the interests previously held in the joint agreement are not remeasured.

The date of application of these amendments is January 1, 2019. Early adoption is permitted.

The Bank is evaluating the impact of this amendment

IAS 23 — Costs for loans. Costs for loans that can be capitalized.

The amendment to the standard is intended to clarify that, when an asset is available for use or sale, an entity will treat any outstanding loan taken specifically to obtain that asset, as part of the funds it has taken as current loans.

The date of application of these amendments is January 1, 2019. Early adoption is permitted.

This modification has no impact on the Consolidated Financial Statements of Banco de Chile and its subsidiaries.

44.           Subsequent Events:

(a)         On January 22, 2018, the Board of the subsidiary Banchile Securitizadora S.A., agreed to appoint Claudia Marcela Herrera García as the new Director of the company, until the next Ordinary Shareholders’ Meeting.

(b)         On January 25, 2018 in the Ordinary Session No. BCH 2,874, the Board of Directors of Banco de Chile agreed to convene an Ordinary Meeting of Shareholders for March 22, 2018, with the purpose of proposing, among other matters, the distribution of dividend No. 206 of Ch$3.14655951692 to each of the 99,444,132,192 shares, payable with charge to the distributable net income for the year ended December 31, 2017, corresponding to 60% of such net profits.

In addition, the Board of Directors agreed to convene an Extraordinary Shareholders’ Meeting to be held on the same date, in order to propose, among other matters, the capitalization of 40% of the Bank’s net distributable income pertaining to the 2017 financial year, through the issuance of fully paid-in shares, without nominal value, determined at a value of Ch$93.73 per share, which will be distributed among the shareholders at the rate of 0.02238030880 shares per share and adopting the necessary agreements subject to the exercise of the options provided under Article 31 of Law No. 19,396.

(c)          On January 25, 2018, Banco de Chile announced that in the Ordinary Session, the Board of Directors accepted the resignation presented by the Principal and Vice-Chairman, Mrs. Jane Fraser. Likewise, the Board of Directors appointed Mr. Alvaro Jaramillo Escallon as its Regular Director until the next Ordinary Shareholders’ Meeting. Additionally, in the same session, Mr. Jaramillo was appointed Vice Chairman of the Board of Directors.

(d)         At the Ordinary Shareholders’ Meeting, held on March 22, 2018, our shareholders agreed to the dividend No 206, and its distribution in the amount of Ch$3.14655951692 per “Banco de Chile” share, to be charged to net distributable income of Banco de Chile for 2017.  Moreover, at the Extraordinary Shareholders Meeting held on the same date, our shareholders agreed to a stock dividend in connection with the capitalization of 40% of our distributable net income obtained during the fiscal year 2017, through the issuance of fully paid-in shares, of no par value, with a value of Ch$93.73 per share.  This stock dividend will be distributed to the shareholders at the fixed rate of 0.02238030880 fully paid-in shares per share currently held, subject to the exercise of the options established in Article 31 of Law No. 19,396. This capitalization is currently subject to the SBIF’s approval.

Additionally, the shareholders appointed of Mr. Alvaro Jaramillo Escallon as its Director until the next renewal of the Board of Directors.

(e)          The Central Bank of Chile communicated to Banco de Chile that the Board of such institution (Consejo), in Special Session No 2140E, held on March 26, 2018, considered the resolutions adopted by the shareholders’ meetings of Banco de Chile on March 22, 2018, regarding distribution of dividends and the increase of capital through the issuance of fully paid-in shares corresponding to the 40% of the net income obtained during the fiscal year ending on December 31, 2017, the honourable Council of the Central Bank of Chile resolved to take the option that the entirety of its corresponding surplus, including the part of the profits proportional to the agreed capitalization, be paid to the Central Bank of Chile in cash currency, according to letter b) of article 31 of law No 19.396, regarding a modification of the way of payment of the subordinated obligation and other applicable legislation.

In Management’s opinion, there are no others significant subsequent events that affect or could affect the consolidated financial statements of the Bank and its subsidiaries between December 31, 2017 and the date of issuance of these consolidated financial statements.

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

4.5

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

4.7

Cooperation Agreement between Banco de Chile and Citigroup Inc., dated October 22, 2015 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2015, and incorporated herein by reference).

4.8

Global Connectivity Agreement between Banco de Chile and Citigroup Inc., dated October 22, 2015 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2015, and incorporated herein by reference).

4.9

Asset Purchase Agreement between Banco de Chile and Citibank, N.A., dated December 31, 2007 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2007, and incorporated herein by reference).

4.10

Trademark License Agreement between Banco de Chile and Citigroup Inc., dated October 22, 2015 (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2015, and incorporated herein by reference).

Exhibit No.	Exhibit
4.11

Master Services Agreement between Banco de Chile and Citigroup, Inc., dated January 26, 2017 (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2016, and incorporated herein by reference).

4.12*	Extension No. 1 to Cooperation Agreement between Banco de Chile and Citigroup Inc., dated August 24, 2017 (English translation).
8.1*	List of subsidiaries.
11.1

Code of Professional Ethics (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2015, and incorporated herein by reference).

12.1*	Certification under Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification under Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification under Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS*	XBRL Instance Document.
101.SCH*	XBRL Taxonomy Extension Schema Document.
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

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

Date:  April 27, 2018

Banco de Chile

/s/ Eduardo Ebensperger O.
By: Eduardo Ebensperger O.
Title: Chief Executive Officer