Form 20-F
period 2018-12-31
BANK OF CHILE
filed 2019-04-26
CIK 1161125

As filed with the Securities and Exchange Commission on April 26, 2019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

Commission file number 001-15266

BANCO DE CHILE
(Exact name of Registrant as specified in its charter)

BANK OF CHILE
(Translation of Registrant’s name into English)

REPUBLIC OF CHILE
(Jurisdiction of incorporation or organization)

Banco de Chile Paseo Ahumada 251 Santiago, Chile (562) 2637-1111
(Address of principal executive offices)

Rolando Arias Sánchez Banco de Chile Paseo Ahumada 251 Santiago, Chile Telephone: (562) 2653-3535 E-mail: rarias@bancochile.cl
(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing 200 shares of common stock, without nominal (par) value (“ADSs”)	New York Stock Exchange
Shares of common stock, without nominal (par) value	New York Stock Exchange (for listing purposes only)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Shares of common stock: 101,017,081,114

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

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

Unless otherwise indicated, the financial information included in this annual report with respect to 2014, 2015, 2016, 2017 and 2018 has been derived from financial statements that have been prepared in accordance with IFRS.  See Note 2(a) to our audited consolidated financial statements as of and for the year ended December 31, 2018 appearing elsewhere in this annual report.  IFRS differs in certain significant respects from Chilean Generally Accepted Accounting Principles (the “Chilean GAAP”) as issued by the Superintendencia de Bancos e Instituciones Financieras de Chile (the “Superintendency of Banks and Financial Institutions” or “SBIF”).  As a result, our financial information presented under IFRS is not directly comparable to any of our financial information presented under Chilean GAAP.  Accordingly, readers should avoid such comparison.

In this annual report, references to “$,” “U.S.$,” “U.S. dollars” and “dollars” are to United States dollars, references to “pesos” or “Ch$” are to Chilean pesos (see Note 2(r)) to our audited consolidated financial statements as of and for the year ended December 31, 2018 appearing elsewhere in this annual report), and references to “UF” are to “Unidades de Fomento.”  The UF is an inflation indexed Chilean monetary unit of account with a value in Chilean pesos that is linked to and adjusted daily to reflect changes in the Consumer Price Index (“CPI”) of the Instituto Nacional de Estadísticas (the “Chilean National Statistics Institute”). As of December 31, 2018 and April 18, 2019, one UF equaled Ch$27,565.79 and Ch$27,607.04, respectively.

This annual report contains translations of certain Chilean peso amounts into U.S. dollars at specified rates solely for your convenience.  These translations should not be construed as representations that the Chilean peso amounts actually represent such U.S. dollar amounts, were converted from U.S. dollars at the rate indicated in our audited consolidated financial statements as of and for the year ended December 31, 2018 or could be converted into U.S. dollars at the rate indicated.  Until November 30, 2011, Banco de Chile applied the observed exchange rate reported by the Banco Central de Chile (the “Central Bank”) in order to translate its financial statements from Chilean pesos to U.S. dollars.  However, beginning December 1, 2011, Banco de Chile adopted the exchange rate of accounting representation, or spot exchange rate, for such matters. This is also described in “Item 3.  Key Information—Selected Financial Data—Exchange Rates.”  Thus, unless otherwise indicated, the U.S. dollar amounts have been translated from Chilean pesos based on the exchange rate of accounting representation as of December 28, 2018 as determined by our Treasury on a daily basis, based on the average of the daily closing bid and offer rates reported by Bloomberg for the Santiago Stock Exchange.  As of December 28, 2018 (the latest practicable date, as December 31, 2018 was a banking holiday in Chile) and April 18, 2019, the exchange rates of accounting representation were Ch$693.60 = U.S. $1.00 and Ch$662.40 = U.S.$1.00, respectively.  As of the same dates, the observed exchange rates, as published by the Central Bank, were Ch$695.69 = U.S.$1.00 and Ch$660.48 = U.S.$1.00, respectively.

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

According to Chilean regulations, as of the filing date and for the purposes of this annual report, regulatory capital (“Regulatory Capital”) consists of:

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

Certain figures included in this annual report and in our audited consolidated financial statements as of and for the year ended December 31, 2018 have been rounded for ease of presentation.  Percentage figures included in this annual report have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding.  For this reason, percentage amounts in this annual report may vary slightly from those obtained by performing the same calculations using the figures in our audited consolidated financial statements as of and for the year ended December 31, 2018.  Certain other amounts that appear in this annual report may similarly not sum due to rounding.

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

PART I

Item 1                                    Identity of Directors, Senior Management and Advisors

Not Applicable.

Item 2                                    Offer Statistics and Expected Timetable

Not Applicable.

Item 3                                    Key Information

SELECTED FINANCIAL DATA

The following tables present historical financial information about us as of the dates and for each of the periods indicated.  The following tables should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements as of and for the year ended December 31, 2018 appearing elsewhere in this annual report.  The financial information for the years ended December 31, 2014, 2015, 2016, 2017 and 2018 is presented under IFRS.

Our audited consolidated financial statements have been prepared in accordance with IFRS for the years ended December 31, 2014, 2015, 2016, 2017 and 2018.

	For the Year Ended December 31,
	2014		2015		2016		2017		2018(1)		2018
	(in millions of Ch$, except share and per share data)										(in thousands of U.S.$)(1)
IFRS:
CONSOLIDATED STATEMENT OF INCOME DATA
Interest revenue	Ch$	2,045,604	Ch$	1,908,457	Ch$	1,916,992	Ch$	1,886,700	Ch$	2,000,617	US$	2,884,396
Interest expense	(788,788)		(680,169)		(690,259)		(652,005)		(679,640)		(979,873)
Net interest income	1,256,816		1,228,288		1,226,733		1,234,695		1,320,977		1,904,523
Net fees and commissions income	272,188		305,979		321,271		347,674		359,955		518,966
Net financial operating income	35,204		44,412		128,575		(29,661)		117,142		168,890
Foreign exchange transactions, net	70,225		57,318		12,405		104,875		2,701		3,894
Other operating income	27,211		25,486		28,575		29,959		45,295		65,304
Provisions for loan losses	(261,566)		(246,222)		(259,263)		(221,255)		(251,323)		(362,346)
Total operating expenses	(727,360)		(726,278)		(787,047)		(784,356)		(838,156)		(1,208,414)
Income attributable to associates	2,486		3,243		4,014		5,511		6,811		9,820
Income before income taxes	675,204		692,226		675,263		687,442		763,402		1,100,637
Income taxes	(79,685)		(83,321)		(100,212)		(115,361)		(159,768)		(230,346)
Net income from continued operations, net of taxes	Ch$	595,519	Ch$	609,905	Ch$	575,051	Ch$	572,081	Ch$	603,634	US$	870,291
Net income from discontinued operations, net of taxes	—		—		—		—		—		—
Net income for the year	Ch$	595,519	Ch$	609,905	Ch$	575,051	Ch$	572,081	Ch$	603,634	US$	870,291
Attributable to:
Equity holders of the parent	595,518		609,903		575,051		572,080		603,633		870,290
Non-controlling interest	1		2		—		1		1		1
Earnings per share(2)	5.90		6.04		5.69		5.66		5.98		0.01
Earnings per ADS	1,258.29		1,268.93		1,178.09		1,150.56		1,195.11		1,723.05
Dividends per share(3)	3.98		3.88		3.81		3.50		3.76		0.01
Weighted average number of shares (in millions)	101,017.08		101,017.08		101,017.08		101,017.08		101,017.08

(1)             IFRS 9 replaced IAS 39 for financial statements from January 1, 2018 onwards and includes new classification and measurement requirements for financial assets and liabilities, impairment requirements for financial assets and hedge accounting policy. The application of this standard as of January 1, 2018 has had an impact on our consolidated financial statements at that date. The effect of the first application of IFRS 9 is detailed in Note 5 “Transition Disclosures” to our audited consolidated financial statements.

	For the Year Ended December 31,
	2014		2015		2016		2017		2018(1)		2018
	(in millions of Ch$, except share and per share data)										(in thousands of U.S.$)
IFRS:
CONSOLIDATED STATEMENT OF FINANCIAL POSITION DATA (1) (2) (3)
Cash and due from banks	Ch$	915,133	Ch$	1,361,222	Ch$	1,408,167	Ch$	1,057,393	Ch$	880,081	US$	1,268,860
Transactions in the course of collection	356,185		319,679		206,972		255,968		289,194		416,946
Financial assets held for trading	293,458		843,574		1,379,958		1,538,578		1,745,366		2,516,387
Cash collateral on securities borrowed and reverse repurchase agreements	27,661		46,164		55,703		91,641		97,289		140,267
Derivative instruments	832,267		1,127,122		939,649		1,247,941		1,513,947		2,182,738
Loans and advances to banks	1,155,365		1,395,544		1,173,187		760,021		1,494,384		2,154,533
Loans to customers, net	21,400,775		24,022,983		24,843,655		24,955,692		27,341,254		39,419,340
Financial assets available-for-sale and financial assets at fair value through other comprehensive income	1,608,796		1,007,263		374,470		1,526,315		1,053,191		1,518,441
Investments in other companies	23,043		25,849		30,314		35,771		42,252		60,917
Intangible assets	66,859		64,700		65,036		72,455		85,471		123,228
Property and equipment	205,403		215,671		219,082		216,259		215,872		311,234
Investment properties	15,936		15,042		14,674		14,306		13,938		20,095
Current tax assets	—		—		6,657		23,032		677		976
Deferred tax assets, net	94,240		129,192		176,923		161,265		192,840		278,028
Other assets	586,555		483,591		462,857		604,800		651,691		939,578
Total assets	Ch$	27,581,676	Ch$	31,057,596	Ch$	31,357,304	Ch$	32,561,437	Ch$	35,617,447	U.S.$	51,351,567
Current accounts and other demand deposits	6,934,373		8,327,048		8,321,148		8,915,706		9,584,488		13,818,466
Transactions in the course of payment	53,049		35,475		25,702		29,871		44,436		64,066
Cash collateral on securities lent and repurchase agreements	249,482		184,131		216,817		195,392		303,820		438,034
Saving accounts and time deposits	9,721,246		9,907,692		10,552,901		10,067,778		10,656,174		15,363,573
Derivative instruments	827,123		1,079,342		966,509		1,392,995		1,528,234		2,203,336
Borrowings from financial institutions	1,098,716		1,529,627		1,040,026		1,195,028		1,516,759		2,186,792
Debt issued	5,057,956		6,102,208		6,177,927		6,488,975		7,475,552		10,777,901
Other financial obligations	186,573		173,081		186,199		137,163		118,014		170,147
Currents tax liabilities	19,030		24,714		—		3,453		20,924		30,167
Deferred tax liabilities, net	—		—		—		—		—		—
Provisions	185,643		182,832		187,568		194,537		203,946		294,040
Employee benefits	81,515		74,791		83,345		86,628		92,579		133,476
Other liabilities	255,995		261,330		291,488		308,563		398,805		574,978
Total liabilities	Ch$	24,670,701	Ch$	27,882,271	Ch$	28,049,630	Ch$	29,016,089	Ch$	31,943,731	U.S.$	46,054,976
Total equity	2,910,975		3,175,325		3,307,674		3,545,348		3,673,716		5,296,591
Total liabilities and equity	Ch$	27,581,676	Ch$	31,057,596	Ch$	31,357,304	Ch$	32,561,437	Ch$	35,617,447	US$	51,351,567

(1)             IFRS 9 replaced IAS 39 for financial statements from January 1, 2018 onwards and includes new classification and measurement requirements for financial assets and liabilities, impairment requirements for financial assets and hedge accounting policy. The application of this standard as of January 1, 2018 has had an impact on our consolidated financial statements at that date. The effect of the first application of IFRS 9 is detailed in Note 5 “Transition Disclosures” to our audited consolidated financial statements.

	As of December 31,
	2014	2015	2016	2017	2018(4)
IFRS:
CONSOLIDATED RATIOS
Profitability and Performance
Net interest margin(5)	5.12%	4.68%	4.41%	4.30%	4.35%
Return on average total assets(6)	2.24	2.08	1.86	1.79	1.76
Return on average equity(7)	20.98	19.60	18.00	16.09	16.78
Capital
Average equity as a percentage of average total assets	10.67	10.63	10.33	11.11	10.51
Bank regulatory capital as a percentage of minimum regulatory capital	279.83	275.34	290.48	304.38	287.32
Ratio of liabilities to regulatory capital(8)	10.65	10.87	10.26	9.76	10.40
Credit Quality
Substandard loans as a percentage of total loans(9)	3.79	3.83	3.42	3.07	2.96
Allowances for loan losses as a percentage of substandard loans(9)	59.17	58.51	63.91	63.50	70.87
Provision for loan losses as a percentage of average loans	1.21	1.07	1.05	0.87	0.95
Allowances for loan losses as a percentage of total loans	2.24	2.24	2.18	1.95	2.10
Operating Ratios
Operating expenses/operating revenue	43.77	43.71	45.82	46.48	45.40
Operating expenses/average total assets	2.73%	2.48%	2.55%	2.45%	2.45

(1)         Translations of Chilean peso amounts into U.S. dollars are based on the exchange rate of accounting representation, or the spot exchange rate, which is determined on a daily basis by our Treasury, based on the average of the daily closing bid and offer rates reported by Bloomberg for the Santiago Stock Exchange.  Thus, amounts stated in U.S. dollars as of and for the fiscal year ended December 31, 2018 have been translated from Chilean pesos based on the spot exchange rate of Ch$693.60 to U.S. $1.00 as of December 31, 2018.

(2)         Earnings per share data have been calculated by dividing net income by the weighted average number of shares outstanding during the year.

(3)         Dividends per share data are calculated by dividing the amount of the dividend paid during each year by the previous year’s number of shares outstanding.

(4)         IFRS 9 replaced IAS 39 for financial statements from January 1, 2018 onwards and includes new classification and measurement requirements for financial assets and liabilities, impairment requirements for financial assets and hedge accounting policy. The application of this standard as of January 1, 2018 has had an impact on our consolidated financial statements at that date. The effect of the first application of IFRS 9 is detailed in Note 5 “Transition Disclosures” to our audited consolidated financial statements.

(5)         Annualized net interest income divided by average interest earning assets.  The average balances for interest earning assets, including interest and readjustments, have been calculated on the basis of our daily balances and on the basis of monthly balances for our subsidiaries.  Net interest margin does not include the interest earned on trading securities, which is accounted for under Other Income (Loss), Net.

(6)         Annualized net income (loss) divided by average total assets.  The average balances for total assets have been calculated on the basis of our daily balances and on the basis of monthly balances for our subsidiaries.

(7)         Annualized net income (loss) divided by average equity.  The average balances for equity have been calculated on the basis of our daily balances.

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

Purchases and sales of foreign exchange are not required to be conducted in the Formal Exchange Market and therefore may be carried out in the Mercado Cambiario Informal (the “Informal Exchange Market”).  There are no price limits imposed on transactions carried out in the Informal Exchange Market.  On April 18, 2019, the average exchange rate in the Informal Exchange Market was Ch$669.0 per U.S. $1.00, or 1.29% higher than the observed exchange rate of Ch$660.48 per U.S.$1.00 as reported by the Central Bank on the same date.

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

The observed exchange rate on April 18, 2019 was Ch$660.48 = U.S.$1.00. As of the same date, the exchange rate of accounting representation, or spot exchange rate, was Ch$662.40 = U.S.$1.00.

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

We are also subject to market risks that are presented both in this subsection and in Note 43 to our audited consolidated financial statements as of and for the year ended December 31, 2018 appearing elsewhere in this annual report.

Risks Relating to our Operations and the Chilean Banking Industry

The growth of our loan portfolio may expose us to increased loan losses.

During the last five years, our total loan portfolio has grown at a compounded average growth rate (“CAGR”) of 6.0% per year. This expansion has been primarily fostered by growth in both residential mortgage (11.2% per year on average) and consumer loans (7.6% per year on average), and, to a lesser extent, by an expansion in commercial loans (3.4% per year on average). The growth in our loan book has been aligned with our mid-term strategic goals, which aim to diversify our business model by optimizing our risk-return relationship in order to maintain profitable growth. In this regard, we recognize that the expansion experienced by our retail banking segment over the last years may expose us to higher levels of charge-offs and may require us to establish higher levels of allowances for loan losses in the future. For this reason, we are constantly striving to develop and utilize improved scoring and approval models while strengthening our collection procedures in order to mitigate the risks associated with this business growth. For the year ended December 31, 2018, our loan portfolio was Ch$27,926,632 million, which represented a 9.7% annual increase as compared to the Ch$25,451,513 million we recorded as of December 31, 2017.  Our allowances for loans losses increased 18.4% from Ch$495,821 million in 2017 to Ch$585,378 million in 2018, mainly attributable to the adoption of IFRS 9 in our consolidated financial statements. As a result, our risk-index ratio (allowances for loan losses to total loans) increased from 1.95% in 2017 to 2.10% in 2018.

Our loan portfolio may not continue to grow at the same or similar rates as it has in the past.

After a decade of double-digit loan growth, particularly fostered by increased banking penetration of lower and middle income segments, as well as small and medium-sized companies, resulting in a marked expansion in consumer, mortgage and commercial loans, the deceleration of the local economy from 2013 to 2017, and the introduction of diverse reforms on general matters, including both banking and non-banking rules, have threatened both the pace of growth of the industry and banking penetration rate. In fact, in the five years ended 2017, the loan portfolio of the Chilean banking industry grew at a CAGR of 8.3%, reflecting the decline in investment and lower consumer confidence, as evidenced by indices (Indice de Percepción Económica de los Consumidores (“IPEC”) and Indice Mensual de Confianza Empresarial (“IMCE”) used by the Central Bank. This trend appears to have shifted in 2018, particularly toward the end of the year, when a rebound in investment spending prompted a recovery of commercial loans, all of which resulted in an 11.9% annual growth of loan balances managed by the local banking industry in Chile as a whole. Despite this recovery, given the cyclical nature of the banking business, a slowdown or negative GDP growth, changes in household or investment spending, as well as a change in the behavior of banking customers, could adversely affect the growth rate of the industry and, therefore, the expansion of our loan portfolio. Similarly, this could affect our credit quality indicators and, accordingly, lead us to establish higher allowances for loan losses. For more information, see “Item 4.  Information on the Company—Regulation and Supervision” and “Item 4.  Information on the Company—Selected Statistical Information.”

Restrictions imposed by regulations may constrain our operations and thereby adversely affect our financial condition and results.

We are subject to regulation by the SBIF.  In addition, we are subject to regulation by the Central Bank with respect to certain matters, including liquidity management, among others.  See “Item 4.  Information on the Company—Regulation and Supervision.”

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

In 2014, the Chilean Ministry of Finance announced an overall review and various modifications to the Chilean Banking Act.  After convening a working-group of experts to address diverse topics related to the banking business and international evidence on capital adequacy matters, the Ministry of Finance submitted a bill to the Chilean congress on June 12, 2017, modifying the current General Banking Act. The bill was passed by the Chilean congress on October 3, 2018 and, following that, Law No. 21,130 (the Modernization of Banking Legislation) was enacted on December 27, 2018 and published on January 12, 2019. The new law addresses four main topics aimed at modernizing the Chilean banking framework by adopting the Basel III Guidelines (considering a phased-in transition from Basel I to be completed four years after the new specific banking framework is issued by the regulator), introducing changes to the corporate governance of the local regulator such that all the powers currently vested in the SBIF will be transferred in the future to Chile’s Financial Market Commission (“CMF”), establishing a resolution regime for Chilean banks in the case of insolvency, and introducing changes in relation to confidential information of banks’ customers, among others topics. According to the phase in period set by the law, the current SBIF has a maximum period of 12 months to merge into the CMF and within the 18 months following that integration, the specific regulation for the implementation of Basel III must be issued by the new regulator. Prior to that date, no additional capital requirements to those currently in force, will be imposed on local banks. In addition, there is no certainty yet regarding the methodologies that will be used by the regulator in order to set potential buffers to local banks (countercyclical, D-SIB or pillar II), which will be defined once the specific regulation is released (no later than 18 months after the integration of the SBIF into the CMF). The CMF was established in January 2018, pursuant to Law No. 21,000 and replaced the Superintendency of Securities and Insurance (SVS). It currently oversees the Chilean Financial Market (comprised of publicly traded companies, insurance companies, insurance brokers, mutual funds and investment funds). Since we have no certainty regarding the limits that will be finally imposed by the CMF to the banking industry and us in particular, either in terms of potential capital buffers and the precise timing for fulfilling them, we cannot assure you that our profitability will not be impacted by actions we may take in order to fulfil new regulatory thresholds. For more information see “Item 4.  Information on the Company—Regulation and Supervision—New General Banking Act”

During 2015, the Central Bank published a final version of new liquidity standards for local banks, based on Basel III guidelines. The SBIF is the institution empowered to put these guidelines into practice and monitor them on an ongoing basis.  The SBIF released a set of new liquidity requirements for banks (Circular No. 3,585) on July 31, 2015, which established reporting requirements for local banks with respect to management and measurement of banks’ liquidity position. Accordingly, since 2016, banks are required to report and monitor liquidity ratios such as Liquidity Coverage Ratio (“LCR”) and Net Stable Funding Ratio (“NSFR”). Aligned with this requirement, on May 4, 2018 the Chilean Central Bank published for comment an amendment to Chapter III.B.2.1 of Compendio de Normas Financieras (the Compendium of Financial Norms), which is primarily focused on proposing a minimum requirement for the LCR, considering a phase-in period of five years, starting at 60% in 2019 and reaching the final limit of 100% in 2023 (with annual increments of 10% between 2019 and 2023). Aligned with this new framework, on October 2, 2018 the SBIF published for comment new amendments to Chapter 12-20 of Recopilación Actualizada de Normas (which addresses the management and measurement of banks’ liquidity position) while establishing a new report on liquidity matters (C49) intended to refine the measurement of the LCR and the NFSR. Given the phase-in period established for the LCR limit, we do not see any significant impact on our financial condition, results of operation or profitability in the medium term. Nevertheless, we cannot comment as to whether any other new liquidity requirements, if any, would have a material adverse effect on us. For more information on liquidity matters see “Item 4.  Information on the Company—Regulation and Supervision.”

As for credit risk allowances, on December 30, 2014, the SBIF published a set of amendments to the regulations on allowances for potential loan losses establishing a standardized method for calculating loan loss provisions for residential mortgage loans, based on past due behavior and loan-to-value ratios, while providing new and more precise definitions for impaired loans and new requirements to remove loans from such portfolio.  This set of rules also addressed the possibility of putting into practice standardized credit risk provisioning models for consumer and commercial loan portfolios, evaluated on a grouped basis, in the future. The new guidelines also introduced changes to the treatment of provisions related to factoring loans and guarantors. This new set of rules went into effect on January 1, 2016 and had no material impact on our results prepared under both IFRS and Chilean GAAP for the years ended December 31, 2017 and 2018. Notwithstanding the above, it is important to note that in January 2018, the SBIF published for comment a set of amendments to provisioning rules for commercial loans evaluated on a grouped basis. Following this announcement, on July 6, 2018 the SBIF published the final amendments to the provisioning rules for commercial loans evaluated on a group basis by establishing standardized models for leasing loans, student loans and other commercial loans (not included in the former categories). In addition, the new set of rules also addressed other topics related to loan provisioning. The new provisioning criteria will go into effect in July 2019. Based on our assessment the change is not expected to have a material impact on our results of operations under both Chilean GAAP and IFRS. Nevertheless we cannot rule out that future changes in provisioning rules for other types of loans or related definitions, if introduced, will not affect our results under IFRS or Chilean GAAP, as applicable.

Additionally, in recent years the Chilean government has focused on matters related to consumer protection. Since 2010 several legal and administrative regulations have been amended and revoked in order to strengthen consumer protection and the relationship between financial institutions and their customers.  On March 14, 2019, Law 21,081 became effective, amending the Consumer Protection Law (Law No. 19,496). This amendment aims to strengthen consumer protection by granting new powers to the Consumer Protection Agency (“SERNAC”) in matters of oversight, such as the authority to initiate collective voluntary proceedings. In addition, this law increases fines up to the maximum amount of UTA 45,000 (Unidades Tributarias Anuales) that represented approximately Ch$26,110.6 million (or U.S$38.4 million) as of March 31, 2019. For further information, see “Item 4.  Information on the Company—Regulation and Supervision— Consumer Oriented Regulation”. We cannot assure you whether this new law will or will not significantly affect the local banking industry.

Since January 2017, a bill has been under consideration in the Chilean congress with the aim of regulating the possible liability for payment service providers (such as banks) and for customers of such services, in case of fraudulent transactions carried out with credit or debit cards, including electronic transactions. The bill establishes that funds charged to credit or debit cards associated with transactions that are not recognized by the customer must be returned to the holder of the card or account. It will be up to the service provider to prove either that the customer took part in the fraudulent payment, that the customer obtained an unlawful profit, or that the customer acted fraudulently or with gross negligence facilitating its completion, in which case the bank may request the return of the funds. The bill also contemplates not allowing for fraud insurance to be offered. The bill also establishes obligations for the payment provider to have adequate measures to protect the payment services in case of unlawful acts, holding them liable for damages caused by security and protection deficiencies in their technological systems through which such services are provided. We cannot assure the impact that this law may have in the banking industry or in Banco de Chile, particularly in cases of electronic fraud and, therefore, the consequences of a possible legal obligation to pay compensation for damages to customers.

On August 23, 2018 the Chilean government presented a bill intended to modernize the Chilean tax system. The proposed bill considers a return to the integrated system by permitting that 100% of the income tax borne by corporations be used as a tax credit by the final taxpayer (individuals). In addition, the proposal incorporates a series of modifications to the tax system, including a new taxation regime levied on digital services, the introduction of some tax benefits for SMEs, the simplification of requisites to recognize expenses that may be deducted from taxable income, an update to the Chilean Internal Revenue Service procedures and the creation of a Taxpayer Protection & Advisory agency, among other matters. For more information see “Item 5. Operating and Financial Review and Prospects—Operating Results—Results of Operations for the Years Ended December 31, 2016, 2017 and 2018—Income Tax”.

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

In this regard, various amendments to IFRS were adopted in 2018 and others are expected during the coming years. First, IFRS 9 “Financial Instruments” became effective on January 1, 2018. Under this standard, new models of expected loss must be developed by companies in order to determine the impairment of loans and instruments available for sale. Additionally, IFRS 9 provides new guidelines for the valuation and classification of financial instruments. Second, IFRS 15 “Revenues from Contracts with Customers” became effective on January 1, 2018. This standard establishes a new model for the recognition of recurrent income, which could differ to some extent from the current criteria. Lastly, IFRS16 “Leases” became effective on January 1, 2019. This standard modifies accounting models associated with an entity’s role as lessee or tenant in terms of the recognition of assets and liabilities for all leases existing on January 1, 2019. All of these standards require issuers to include new disclosures in the notes to their financial statements. Since becoming effective, IFRS 15 had no material impact on our results of operations and financial condition for the year ended December 31, 2018. Additionally, the first time application of IFRS 9, including the valuation of loans and financial assets, had a total negative effect of Ch$62,726 million (after taxes) that was recognized in equity accounts. For more information, see Note 5(c) to our audited consolidated financial statements as of and for the year ended December 31, 2018 appearing elsewhere in this annual report. Finally, IFRS 16 is not expected to have a material impact on our results of operations or financial condition.

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

We also face competition from non-banking competitors in some of our credit products, especially credit cards and installment loans.  In these markets, competition from non-banking companies like large department stores, private compensation funds and saving and credit cooperatives has become increasingly significant.  In addition, we face competition from other types of lenders, such as non-banking leasing, crowdfunding, factoring and automobile financing companies (especially in credit products), as well as mutual funds, pension funds and insurance companies within the market for savings products and mortgage loans. It is important to note that some of these non-banking competitors are not regulated by the SBIF and, therefore, they are not subject to the same specific solvency or liquidity requirements, among other requisites, as banks. Nevertheless, banks continue to be the main suppliers of leasing, factoring and mutual fund management, while growing quickly in insurance brokerage services.  However, we cannot assure you that this trend will continue in the future.

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

Although we have historically been focused on wholesale banking, over the last years we have continued to reorient our commercial strategy to increase penetration of the retail banking segment while maintaining our market-leading position in wholesale banking.  In fact, according to our management information systems, the share of the retail banking segment in our total loan book has increased from 46.6% in 2013 to 59.4% in 2018. Although this trend has been associated with expansion in middle and higher income personal banking, our retail banking segment is also composed of small and medium-sized companies (approximately 13.7% of our total loan book as of December 31, 2018, which consists of companies with annual sales of up to Ch$1,600 million) and, to a lesser extent, of lower-income individuals (approximately 2.4% of our total loan book as of December 31, 2018, which consists of individuals with monthly incomes ranging from Ch$180,000 to Ch$500,000). Since these customers are likely to be more severely affected by adverse developments in the Chilean economy than large corporations and higher-income individuals, we may be exposed to higher levels of past due loans and subsequent write-offs, in the future, which could result in materially higher allowances for loan losses that could adversely affect our results of operations.

As of December 31, 2018, our past due loans (loans 90 days or more past due) reached Ch$305,530 million, which represented a 1.0% annual increase when compared to the Ch$302,595 million recorded in 2017.  These figures translated into past due ratios (loans 90 days or more past due over total loans) of 1.19% in 2017 and 1.09% in 2018. According to our management information systems, as of December 31, 2018 our past due loans (loans 90 days or more past due) were composed of 94.8% retail banking 90 days or more past due loans (consumer and residential mortgage loans to individuals, as well as commercial loans to small and medium sized companies) and 5.2% wholesale banking 90 days or more past due loans (commercial loans to large companies and corporations). During the prior fiscal year, our past due loans (90 days or more) portfolio was composed of 91.7% retail banking past due loans (90 days or more) and 8.3% wholesale banking past due loans (90 days or more).

A combination of various market dynamics affecting our segments may affect our past due loans (loans 90 days or more past due) ratio year over year.  In fact, given specific market trends, for the year ended December 30, 2018, we experienced a moderate annual increase of approximately Ch$10,276 million in past due loans in the retail segment, whereas past due loans (loans 90 days or more past due) in the wholesale banking segment decreased by Ch$9,215 million, in each case as compared to 2017. The trend for the retail banking past due loans (90 days or more) was primarily explained by an annual increase of Ch$11,942 million in the amount of past due loans (loans 90 days or more past due) related to the commercial loans granted to small and medium enterprises in the retail segment (SMEs) primarily, mainly due to the high growth rates shown by these types of credits over the last years. On the other hand, the past-due loan book of the wholesale banking segment benefited from improvements in the financial condition of specific wholesale customers and moderate loan growth. Given the unpredictability of how certain market fluctuations and related changes to macroeconomic indicators may affect our diverse customer segments, we cannot assure you that we will be able to maintain a balanced risk-return equation if global or local economic conditions deteriorate in the future. In this regard, economic recessions or market volatility could adversely affect the financial condition of our borrowers, which could translate into an increase in our non-performing loans, impair our loan portfolio and result in lower demand for our loans. Any of these trends could have a material adverse effect on our business, financial condition and results of operations.

For more information on past due loans, see “Item 4.  Information on the Company—Selected Statistical Information—Analysis of Substandard and Past due Loans.”

Our results of our operations are affected by interest rate volatility and inflation.

Our results of our operations depend to a great extent on our net interest income, which represented 71.6% of our total operating revenues in 2018. Changes in nominal interest rates and inflation could affect the interest rates earned on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities, resulting in net income reduction.  Inflation and interest rates are sensitive to several factors beyond our control, including the Central Bank’s monetary policy, deregulation of the Chilean financial sector, local and international economic developments and political conditions, among other factors. In addition, changes in interest rates affect securities and other investments or assets that are recorded at fair value and are therefore exposed to potential negative fair value adjustments. Any volatility in interest rates could have a material adverse effect on our financial condition and results of operations.

The average annual short-term nominal interest rate in Chile for 90 to 360 day deposits received by Chilean financial institutions was 4.04% in 2016, 3.03% in 2017 and 2.97% in 2018.  The average long-term nominal interest rate based on the interest rate of the Central Bank’s five-year bonds traded in the secondary market was 4.09% in 2016, 3.73% in 2017 and 4.07% in 2018.

Inflation in Chile has been moderate in recent years, especially in comparison with periods of high inflation experienced in the 1980s and 1990s.  High levels of inflation in Chile could adversely affect the Chilean economy, consumer purchasing power, household consumption and investment in machinery and equipment and, therefore, the demand for financing and our business.  The annual inflation rate (as measured by annual changes in the CPI and as reported by the Chilean National Institute of Statistics) during the last five years and the first three months of 2019 was:

Year	Inflation (CPI Variation)
2014	4.6
2015	4.4
2016	2.7
2017	2.3
2018	2.6
2019 (through March 31)	0.6%

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

Part of the information included in our financial statements considers assumptions, estimates and modeling which, if inaccurate, could have a material impact on our results of operations and financial position.

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

In this regard, the replacement of certain market indices or benchmarks extensively used in by financial markets for valuation purposes, such as for interest rates or foreign exchange rates indices could also impact the accuracy of the estimates we include in our financial statements. In fact, after 2021 banks will not be required to submit rates for the calculation of the London interbank offered rate (“LIBOR”) benchmark, which could produce changes in the LIBOR rate as we currently know it, affecting its precision or comprehensiveness when representing the worldwide fixed-income market. This reform and other changes in the same way may result in diverse risks for the financial and banking business, including but not limited to: (i) changes in the valuation of financial instruments; (ii) changes in pricing procedures for some instruments; (iii) misunderstandings with customers or counterparties; (iv) necessity of adapting current IT systems, trading platforms, financial reporting infrastructure and clearing processes; among others. The implementation of alternative benchmark rates may have an adverse effect on our business, results of operations or financial condition that we are not able to determine in advance. Although we expect to adapt our valuation processes, IT infrastructure and pricing systems as new information arises, we can neither assure you nor calculate the impact this could have in our business and results of operations, if any.

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

Market turmoil could result in material negative adjustments to the fair value of our financial assets, which could translate into a material effect on our results or financial condition.

Over the last decade worldwide financial markets have been subject to stress that has resulted in sharp temporary changes in interest rates and credit spreads. We have material exposures to debt securities issued by the local government and the Central Bank and other fixed-income investments in securities issued by local and foreign issuers, all of which are booked at fair value with direct impact on our profit and loss statement or in equity through other comprehensive income. These positions, therefore, expose us to potential negative fair value adjustments in the short or medium term and to impairments in the long-run, due to dramatic and unexpected changes in short- or long-term local and foreign interest rates and credit spreads. Any of these factors could have a material adverse effect on our results of operations and financial condition.

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

We have access to large amounts of confidential financial information and hold substantial financial assets belonging to our customers as well as to us.  In addition, we provide our customers with continuous online access to their accounts and the possibility of transferring substantial financial assets by electronic means while purchasing goods or withdrawing funds, in Chile and abroad with credit and debit cards issued by us. Among the most significant cyber-attack risks that we are constantly facing are internet fraud and loss of sensitive information, both from our customers and ourselves. In particular, loss from internet fraud occurs when cyber criminals extract funds directly from clients’ or our accounts using fraudulent schemes that may include internet-based fund transfers. We are also exposed to cyber-attacks, hacking and other cybersecurity incidents in the normal course of business. Thus, as a financial institution, we are under a constant threat of suffering losses due to such reasons. In addition, our risk and exposure to these matters remains heightened because of the evolving nature and complexity of these threats from cybercriminals and hackers, our plans to continue to provide and to enhance internet banking and mobile banking channels, and our plans to develop additional remote connectivity solutions to serve our customers.  Accordingly, cybersecurity is a material risk for us.

There has recently been an increased level of attention focused on cyber-attacks against large corporations that include, but are not limited to, obtaining unauthorized access to digital systems for purposes of misappropriating cash, other assets or sensitive information, corrupting data or causing operational disruption.  Cybersecurity incidents such as computer break-ins, phishing, identity theft and other disruptions could negatively affect the security of information stored in and transmitted through our computer systems and network infrastructure, which may result in significant liability to us in excess of insurance coverage, which may carry low coverage limits, and may cause that existing and potential customers to refrain from doing business with us.  Additionally, cyber-attacks on our network or other systems could have a material adverse effect on our business and results of operations, due to, among other things, financial losses, losses of sensitive information,  interruption or delays in our business and operations, regulatory fines, reimbursement or other compensation costs, compliance costs and reputational damage.

On May 24, 2018, we suffered a cybersecurity incident by international cyber-criminals involving the theft of funds that subsequently resulted in an operational write-off of approximately Ch$6,900 million (or U.S.$ 9.9 million). The incident also caused temporary interruptions to some of our operations, which during a short period of time affected the quality of certain services provided to our customers. In summary, our systems, some of our servers and part of the workstations deployed in our headquarters and a network were infected by zero-day malware that was introduced in our systems and scheduled to activate at a certain point of time. The damage caused by this malware on computers and servers was intended to distract us from the real objective of this attack, which was to obtain access to our swift system. When accessing this key platform, various international fund transfers were executed with charges to our accounts. Following the incident, we took immediate action to effectively contain and eradicate any disruption in our operations. At the same time, we took appropriate measures to recover the stolen funds, including but not limited to, (i) contacting our international network of correspondent banks to which some of the funds had been transferred without our approval, which enabled us to successfully recover significant part of the funds just hours after the incident , (ii) applying for the redemption of an insurance policy we hold for these issues, and (iii) requesting advice and technical support to restore our operating capacity while rebooting computers and servers, see “Item 5.  Operating Results—Results of Operations for the Years Ended December 31, 2016, 2017 and 2018—Other Income (Loss), Net” and “Item 5.  Operating Results—Results of Operations for the Years Ended December 31, 2016, 2017 and 2018—Operating Expenses”. In spite of this incident and the temporary damage to our IT infrastructure, we were able to deploy a contingency plan, which allowed us: (i) to maintain the continuity of our operations and customer assistance in branches and through remote channels, (ii) to take immediate measures in order to assure that the funds of our customers were absolutely secured, and (iii) to comply with our short-term financial commitments with third parties and customers based on liquidity management. Furthermore, in line with enhancements in our cybersecurity standards that were performed during the last years, and to further improve our protections against events such as the one that occurred in May 2018, during 2018 we put significant efforts and took steps in order to enhance our data security and IT infrastructure, including, among others, the purchase of protection systems and world-class infrastructure. In addition, we reinforced our organizational structure by creating the Cybersecurity Division in June 2018, which replaced our former Technological Security Area, whose main role is to be the first line of defense and be in charge of mitigating and managing cybersecurity threats, while at the same time improving cybersecurity policies, spreading related knowledge among our bank, customers and developing competences that all our employees must possess on this regard, see “Item 4. Information about the Company—Our Business Strategy—Operating Efficiency and Productivity”. However, notwithstanding every measure taken to address cybersecurity matters and although we have not experienced any material losses relating to this incident and are currently performing our best efforts to prevent them, we cannot assure you that we will not suffer additional losses in the future related to these kind of events.

The occurrence of any cyber-attack or information security breach could result in material adverse consequences to us including damage to our reputation and the loss of customers. We could also face litigation or additional regulatory scrutiny. Litigation or regulatory actions in turn could lead to significant liability or other sanctions, including fines and penalties or reimbursement of customers adversely affected by this security breach. As mentioned above, although we did not suffer any material adverse effects as a result of the cyber-attack, successful attacks or systems failures at our bank or at other financial institutions could lead to a general loss of customer confidence in financial institutions, including us.

In addition, we depend on a variety of internet-based data processing, communication, and information exchange platforms and networks.  We cannot assure you that all of our systems are entirely free from vulnerability.  Additionally, we enter into contracts with several third parties to provide our customers with data processing and communication services.  Therefore, if information security is breached, or if one of our employees or external service providers breaches compliance procedures, information could be lost or misappropriated, which may affect our results of operations, damage others or result in potential litigation.

Although we have substantially increased measures to address cybersecurity during the last year and, with the help of service providers, intend to continuously implement security technology devices and establish operational procedures to prevent such damage, we cannot assure you that these security measures will be successful.

Any downgrade in Chile’s or our credit rating could increase our cost of funding, affecting our interest margins, results of operations and profitability.

Our current credit ratings determine the cost and the terms upon which we are able to obtain funding in the ordinary course of business. Rating agencies regularly evaluate us by taking into account diverse factors, including our financial strength, the business environment and the economic backdrop in which we operate. Thus, methodologies used by rating agencies evaluate Chile’s sovereign debt ratings when determining our ratings. During 2018, both Standard & Poor’s Ratings Service (“S&P”) and Fitch Ratings Service (“Fitch”) did not change Chile’s sovereign credit rating, while Moody’s Investors Service (“Moody’s”) downgraded Chiles’s credit rating from Aa3 to A1 and updated the outlook from negative to stable. Following these rating actions, Moody’s also modified our credit rating from Aa3 to A1 and changed our outlook from negative to stable, in a similar fashion that the rating action for Chile’s sovereign debt. On the other hand, S&P and Fitch maintained our credit rating at A+ and A, respectively. While Chile’s current long-term debt credit ratings remain investment grade, these credit ratings may deteriorate further and adversely affect our credit rating.

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

As of April 18, 2019, LQ Inversiones Financieras S.A. (“LQIF”), a holding company beneficially owned by Quiñenco S.A. and Citigroup Chile S.A., holds directly and indirectly approximately 51.15% of the voting rights of our shares.  Subject to our bylaws and applicable law, these principal shareholders are in a position to elect a majority of the members of our board of directors and control all matters decided by a shareholder vote, including the approval of fundamental corporate transactions.

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

While our ADSs have been listed on the New York Stock Exchange (the “NYSE”) since the first quarter of 2002, there can be no assurance that an active trading market for our ADSs will be sustained.  During 2018, a daily average volume of approximately 37,973 of our American Depositary Receipts (“ADRs”) were traded on the NYSE, according to data provided by Bloomberg. Although our shares are traded on the Santiago Stock Exchange and the Chilean Electronic Stock Exchange, the Chilean market for our shares in Chile is small and somewhat illiquid. As of April 18, 2019, approximately 32.2% of our outstanding shares were held by shareholders other than our principal shareholders, including LQIF (and the participation of LQ-SM), SM-Chile and SAOS, considering direct ownership and voting rights.

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

The global economy appears to have overcome a long period of turbulence and volatility, which began in 2007 with the subprime mortgage crisis, when many U.S. banks and financial institutions disclosed significant write-downs related to their exposure to mortgage-backed securities and other similar financial instruments. This situation led to significant government intervention for important banks worldwide, bankruptcy for others and active M&A activity intended to rescue failing banks and maintain the confidence of investors and customers while avoiding bank runs.  Today, these government actions are less frequent and the U.S. economy has shown signs of recovery such that in December 2015, the U.S. Federal Reserve began to taper its quantitative easing programs undertaken after the subprime crisis. Since then, the U.S. Federal Reserve has gradually increased the marginal standing facility rate from 0.50% in December 2015 to 2.5% in December of 2018. Investor sentiment around the marginal increases has fluctuated and we cannot assure you that past developments will not occur again in the future or that recent volatility in the international markets will not affect us, including our results of operations and, consequently, the market price of our ADSs and shares.

Additionally, during 2015, new doubts about the financial condition of European banks arose.  Similarly, the fiscal condition of many countries remained weak. We cannot assure you that volatility in global financial markets due to the uncertainty regarding the fiscal condition of some European countries will not continue and affect the Chilean economy and consequently the financial condition and results of operations of the entire Chilean banking system, including us. Accordingly, the price of our ADS could be adversely affected by a new financial turmoil in the Eurozone, political issues, armed conflicts, uncertainty due to terrorism, a slower than expected recovery, or a deterioration in healthier economies.

Lastly, uncertainty regarding the future of emerging and developed economies remains and continues to be a source of instability worldwide. For example, the recent “trade war” between the United States and China, by which the U.S. administration seeks to revise tariffs on Chinese imported goods and China seeks to impose revised tariffs on imported U.S. goods, political and social instability in Latin America (particularly focused on Venezuela),  the materialization of the exit of Great Britain from the Eurozone, armed conflicts in the Middle East and Asia, ongoing negotiations between the U.S. and North Korea, terrorism, the global migration crisis and waves of populism looming in different countries, illustrate volatile social and political environments that could harm foreign trade and economic growth for both developed and developing countries and also generate significant volatility in international markets and commodity prices.  In this regard, deceleration in developed countries and Chile’s commercial partners and global volatility could adversely impact the local economy, the local banking industry and, ultimately, our results of operations, financial condition and the price of our ADS. Additionally, the slowdown of the Chinese economy have led to increasing volatility in the financial markets in the past, affecting international commodity prices, including copper which is Chile’s main export. Due to the importance of copper exports and overall mining activity to Chilean economic growth, a prolonged slowdown in the Chinese economy, a Chinese-U.S. trade war or other developments may drive copper prices down and adversely affect the Chilean economy.  Although copper prices have not been affected by the effect of economic slowdown in China or the Chinese-U.S. trade war (given optimism regarding negotiations between the Chinese and U.S. governments), our exposure to the Chilean mining sector does not exceed 1.6% in terms of total loans, we cannot assure you that new developments affecting the Chinese economy will not have a material impact on overall Chilean economic activity and, therefore, in the local banking industry which could lead to lower loan growth for us and the Chilean financial industry as a whole, affecting the price of our shares and ADS.

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

During 2013, the Chilean economy entered into a moderate slowdown, recording only a 4.0% GDP growth, which deepened throughout the following years with GDP annual expansions of just 1.9%, 2.3%, 1.3% and 1.5% in 2014, 2015, 2016 and 2017, respectively. This trend in GDP deceleration was the result of low levels of both corporate and individual confidence, as evidenced by indexes (IPEC and IMCE) used by the Central Bank, due to factors such as slower growth of Chile’s main commercial partners, especially China, and uncertainty associated with diverse reforms presented by the administration appointed in 2014. During 2018, however, the Chilean economy showed positive signs of recovery, when compared to the last four years, by recording a 4.0% annual expansion of GDP, mainly supported by a similar increase of 4.0% in private consumption, better performance of some key trade partners and a strong recovery in investment spending (understood as fixed capital formation), which experienced a 4.7% annual increase, which in turn was primarily the result of the recovery of copper prices that translated into new investment projects undertaken in the mining sector. Although the Chilean economy has growth potential of at least 3.2% per year and GDP behaved in line with that potential in 2018, we cannot assure you that the local economy will continue growing in the future or that developments affecting the Chilean economy and the local banking industry will not materially affect our business, financial condition or results of operations.  For more information, see “Item 5.  Operating and Financial Review and Prospects—Operating Results—Overview”.

Currency fluctuations could adversely affect the value of our ADSs and any distributions on the ADSs.

The Chilean government’s economic policies and any future changes in the value of the Chilean peso with respect to the U.S. dollar could affect the dollar value of our common stock and our ADSs.  Given the floating exchange rate regime that exists in Chile, the Chilean peso has been subject to large fluctuations in the past and this trend could occur again in the future.  According to information published by the Central Bank, between December 31, 2017 and December 31, 2018, the value of the U.S. dollar relative to the Chilean peso increased by approximately 13.1%, as compared to the decrease of 7.8% recorded in the period from December 31, 2016 to December 31, 2017.  Chilean trading in the shares underlying our ADSs is conducted in Chilean pesos.  Cash dividends associated with our shares of common stock are received in Chilean pesos by the depositary, which then converts such amounts to U.S. dollars at the then-prevailing exchange rate for making payments in respect of our ADSs.  If the value of the U.S. dollar increases relative to the Chilean peso, the dollar value of our ADSs and any distributions to be received from the depositary will decrease.  In addition, the depositary will incur customary currency conversion costs (to be borne by the holders of our ADSs) in connection with the conversion and subsequent distribution of dividends or other payments.  For more information, see “Item 10.  Additional Information—Exchange Controls.”

Our results of operations may be affected by fluctuations in the exchange rates between the Chilean peso and the U.S. dollar despite our policy and Chilean regulations related to the general avoidance of material exchange rate mismatches.  In order to reduce the effect of exchange rate mismatches we enter into foreign exchange derivative transactions that hedge our exposure.  As of December 31, 2018, our foreign currency-denominated assets and Chilean peso-denominated assets, which contain repayment terms linked to changes in foreign currency exchange rates, exceeded our foreign currency-denominated liabilities and Chilean peso-denominated liabilities, which contain repayment terms linked to changes in foreign currency exchange rates, by an amount of Ch$1,851  million, or 0.06% of our paid-in capital and reserves.

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

On September 8, 2016 the Chilean government passed a law reforming the Chilean labor framework, which went into effect on April 1, 2017. This law enhances and empowers labor unions’ negotiation position through amendments to the collective bargaining process, such as (i) a prohibition against replacing employees during a strike, (ii) the authorization for inter-company unions to collectively bargain in specific cases, (iii) the extension of a union’s access to information, such as the employer’s financial information and labor conditions, among others, (iv) the establishment of minimum threshold requirements for the terms and conditions of the collective bargaining process, which cannot be more restrictive than the previous collective agreement, and (v) the definition of a company’s minimum services and emergency teams by the applicable labor regulator after negotiations between a company and each labor union prior to the commencement of a collective bargaining process. With respect to clause (v), minimum services refer to those functions of a company which must continue to be provided during a strike because they have been determined to be essential to protect assets and facilities, to prevent accidents, guarantee public utility services, meet the basic needs of the population and prevent environmental damage or harm to health.  A company’s emergency teams are made up of workers assigned by each union to fulfill such minimum services. As further explained in “Item 8 — Financial Information — Legal Proceedings — Setting of Minimum Services and Emergency Teams in Case of a Strike”, we are currently in the process of challenging the minimum services and emergency teams that have been assigned to us.  As of the date of this annual report, we cannot offer any assurance as to the final outcome of these legal proceedings. To the extent we are not able to prevail, in the event of futures strikes, we could face operational disruption due to an inadequate number of minimum services and insufficient staff for the emergency teams.

In August 2017, a reform to the local pension system was presented by the former Chilean government to the Chilean congress for discussion. The main change to the current system would consist of an increase in the compulsory rate of savings, from the current 10% contribution rate to a 15% rate. The 5% net increase would be paid exclusively by employers.  However, in October 2018 the current government announced several changes to said reform, which were presented to the Chilean congress by the beginning of November, 2018. The main changes proposed in the current bill are the increase in the compulsory rate of savings, from the current contribution rate of 10% to 14%, of which 4% of the net increase would also be paid by the employer but gradually applied over a period of eight years upon the passage of the bill and the increase of the state contribution for low income pensioners by means of enhancing public expenditure for these purposes. The bill also includes the opening of the pension fund management industry to new actors, lowering entrance barriers to this market, enhancing the powers of the Superintendency of Pensions and introduces the CMF as a supervisory entity, among other reforms. Because there is no certainty as to when and how this reform would go into effect, if approved, we cannot yet assess whether this reform would substantially affect our results of operations.

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

We organize our operations and deliver our services to our customers through the following four principal business segments:

(i)             retail banking;

(ii)          wholesale banking;

(iii)       treasury and money markets; and

(iv)      subsidiaries.

Through our retail banking segment, we provide our individual customers with credit cards, installment loans and residential mortgage loans, as well as traditional deposit services, such as current accounts, demand deposits, demand accounts, savings accounts and time deposits. We and our subsidiaries also offer financial solutions such as insurance brokerage, securities brokerage, mutual funds management, among others.  In addition to personal banking, our retail segment comprises micro, small and medium sized companies that we serve by providing them with short and long term financing, deposit and cash management solutions, in addition to an array of financial services, such as insurance brokerage. In addition, our banking services for wholesale customers include commercial loans (including factoring and leasing), trade finance, capital markets services, cash management and non-lending services, such as payroll, payment and collection services, as well as a wide range of treasury, financial advisory and risk management products.

In 2008, we enhanced our value offerings by entering into a strategic partnership with Citigroup Inc., as a result of our merger with Citibank Chile. We also offer international banking services through our representative office in Beijing and a worldwide network of correspondent banks.

According to the SBIF, under Chilean GAAP, as of December 31, 2018, we ranked first in the Chilean banking industry in terms of net income attributable to equity holders with a market share of 25.3%. As of the same date and excluding operations of subsidiaries abroad, we were the second largest bank in Chile in terms of total loans with a market share of 16.9%, the largest provider of commercial loans with a market share of 16.7%, the second largest provider of consumer loans with a market share of 17.9% and the third largest private sector bank in terms of residential mortgage loans with a market share of 16.8%.  As for liabilities, excluding operations of subsidiaries abroad, we were the largest bank in Chile in terms of current accounts and demand deposit balances with a market share of 22.2% and, more importantly, we ranked first in current account balances held by individuals with a market share of 27.2%, both as reported by the SBIF and as of December 31, 2018.  Lastly, according to the Chilean Association of Mutual Funds, as of December 31, 2018, we were the largest provider of mutual funds management services in Chile with a market share of 21.1%.

As of December 31, 2018, we had:

•                  total assets of Ch$35,617,447 million (approximately U.S.$ 51,351.6 million);

•                  total loans of Ch$27,926,632 million (approximately U.S.$ 40,263.3 million), before deducting allowances for loan losses;

•                  total deposits of Ch$20,240,662 million (approximately U.S.$ 29,182.0 million), of which Ch$9,584,488 million (approximately U.S.$ 13,818.5 million) correspond to current account and demand deposits;

•                  equity (including net income, non-controlling interest and provisions for minimum dividends) of Ch$3,673,716 million (approximately U.S.$ 5,296.6 million);

•                  net income attributable to equity holders of Ch$603,633 million (approximately U.S.$ 870.3 million); and

•                  market capitalization of approximately Ch$10,017,864 million (approximately U.S.$14,443.2 million).

As of December 31, 2018, we had 11,381 employees and delivered financial products and services through a nationwide distribution network of 390 branches and 1,485 automatic teller machines (“ATMs”). Our ATMs are part of a larger network of 7,254 ATMs operating in Chile, of which 4,385 ATMs operate under a network managed by Redbanc S.A., a company we partly own along with nine other private sector banks.

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

During 2017, we were first in terms of net income and profitability within the local banking industry, with a market share of 26.1% and a ROAE of 19.3%, both under our internal reporting policies. These achievements were attained during a difficult economic landscape, which resulted in a significant slowdown of the corporate lending business that impacted certain macroeconomic indicators such as unemployment, which adversely affected the credit quality of our personal banking business. Amid this environment, we maintained our customer-centric approach and focused on developing new ways to enhance the customer experience by expanding our service offerings, business platforms and benefits to our loyalty program. For example, we launched a new website for companies, aimed at serving corporates, other large companies and SME customers. Similarly, we created a new mobile application and upgraded existing ones. We released “MiInversion” which serves as a portfolio management platform for retail customers and developed an “On/Off” functionality for the MiBanco application that enables customers to block/unblock their credit cards in case of theft or misplacement. We believe remote channels are the future of banking and are continuously promoting their use among customers while seeking new solutions to offer banking products through mobile or internet technologies. This strategy boosted demand for mobile and internet services that during 2017 reflected increases of 78% and 11% in monetary transactions using these means, respectively. In addition, our enhanced loyalty program added new alliances with GOL Airlines and British Airways and negotiated access to a VIP lounge for customers at the Santiago airport. These initiatives continue to demonstrate our commitment to superior customer service and have allowed us to obtain a 73.3 % average net promoter score in 2017, as measured by a syndicated study conducted by Consultores Asociados de Marketing Cadem S.A., or CADEM, the highest among our relevant peers. We also undertook transformational changes by assessing relevant processes in terms of efficiency, cost control and operational risk. We believe these actions are necessary to maintain our market leading position in an increasingly competitive banking industry. Lastly, we received recognition for our business performance and digital strategy including being recognized as the Best Bank in Chile, Best Digital Bank for Companies in Chile and Best Sub-Custodian Bank in Chile by Global Finance and being named the Best Mobile and Digital Bank in Chile and the Best Investment Bank in Chile by Global Banking & Finance Review.

Throughout 2018, we continued to show outstanding performance when compared to our main competitors. We led the market in terms of net income attributable to equity holders with a 25.3% market share, which translated into an above-average ROAE of 19% (both figures under Chilean GAAP). Thanks to this performance, we were able to earn sufficient income to fully repay the subordinated debt held by SAOS with the Central Bank in April 2019. This is a significant milestone in our history, since we were able to pay off this debt 17 years before the original maturity date. In 2018, the Chilean economy maintained the trend shown by the end of 2017. Thus, GDP grew solidly at 4.0%, primarily due to the rebound of private investment. Amid this scenario, our loan book increased 9.7%, thanks to record sales in installment and mortgage loans while also adding a record amount of new current account holders. Moreover, the wholesale segment achieved a significant recovery by the end of the year, after two consecutive years of contraction.

During 2018, we continued to focus on superior customer service, attaining first place in service quality among our peers by posting an average net promoter score of 71.2%, as measured by a syndicated study conducted by CADEM, and an attrition rate of only 6.2%, according to our management information system. Based on these attributes we received the “National Customer Satisfaction Award” and the “Consumer Loyalty Award” in 2018. Aligned with this view, we continued to develop our digital strategy in order to assure stability and efficiency on our diverse platforms while innovating in new products and services provided online. Thus, we added new functionalities to some of our applications (MiBanco, MiPago and MiInversion), which allow our customers to perform new transactions through their smartphones including time deposits, money exchange and the RedGiro service. Due to these improvements the amount of mobile transactions in our mobile platforms increased to 35.1 million in 2018, which represents an annual increase of 60.8%. Also, thanks to our digital banking strategy we were once again recognized as the “Best Digital and Mobile Bank in Chile” by Global Banking & Finance Review and “Innovative Digital Bank of the year in Chile” by The European Magazine. Cybersecurity was also a central point of attention for us in 2018. After the cyber-attack occurred in May 2018, on which we timely reacted based on solid security protocols, we decided to enhance our organizational structure and IT infrastructure by creating the new Cybersecurity Division. This new division took various actions in order to promote a cybersecurity culture across the company, while spreading the knowledge that all of our employees should have in respect to this important topic.

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

Merger with Citibank Chile

On December 27, 2007, our shareholders approved our merger with Citibank Chile, which became effective on January 1, 2008.  During 2008, we integrated Citibank Chile’s technological platforms with ours and established a new organizational structure in order to satisfy the needs of our customers and to achieve important synergies.  We concluded the merger process with the integration of Corporación Financiera Atlas S.A. (Citibank Chile’s consumer area) into our consumer finance area (CrediChile), which allowed us to nearly double our customer base and market share in consumer finance.  As result of this merger and integration process, we entered into the following agreements with Citigroup Inc. to provide a framework for our relationship with Citigroup Inc., its services and trademarks in Chile: (i) the Global Connectivity Agreement, (ii) the Cooperation Agreement, (iii) the Trademark License Agreement and, (iv) the Master Services Agreement.  On October 22, 2015, we entered into a new Global Connectivity Agreement, a new Cooperation Agreement and a new Trademark License Agreement with Citigroup Inc.  All of these new agreements replaced the original agreements we entered into on December 27, 2008.  In addition, on January 26, 2017, we entered into a new Master Services Agreement with Citigroup Inc. On August 24, 2017, we agreed to extend the Cooperation Agreement dated October 22, 2015 for a period of two years beginning on January 1, 2018, pursuant to which the parties may agree, to extend for another two-year term to commence on January 1, 2020. As a result of the extension of the Cooperation Agreement, the new Global Connectivity Agreement, Trademark License Agreement and Master Services Agreement were extended under the same terms as the Cooperation Agreement. For more information, see “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.

Technological Projects

In 2016 we undertook diverse technological initiatives intended to adequately support our core business and improve our operating efficiency. Our main initiative to support to our core business was the implementation of a new internet-based platform for personal banking with a friendlier design and more efficient architecture that boosted online transactions, increased customer satisfaction and decreased web surfing time. Furthermore, we implemented the first stage of a new commercial platform, called “Business Center,” which includes a new system aimed at integrating the sale and post-sale process. Business Center will also become our CRM system in the future. We also put into practice a modern platform for our leasing business. In addition, we continued to enhance the capabilities of our Treasury by upgrading the Murex system, completing a new phase of the platform that allows us to clear derivatives with other Chilean banks while setting up diverse IT solutions to clear derivatives contracts with European counterparties (EMIR). We also continued to reinforce our mobile offerings by improving the mass-market appeal of MiPass, originally introduced in 2015. In addition, we implemented online notifications of payments, money transfers and credit card charges, which are received by customers on their smartphones at the moment of transaction. In regard to efficiency, during 2016 we completed several projects intended to digitalize documents, reports and forms in order to avoid printing and implemented a new image-based model for controlling operations carried out by tellers and representative officers. Similarly, we automated diverse form filling procedures for operations related to personal banking and SMEs and set up platforms and procedures for pre-approval operations. Finally, we continued to develop the last stages of our ATM replacement schedule by renewing 96% of our total network, in accordance with the requirements imposed by the Chilean regulator.

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

During 2018, we continued to enhance our diverse IT infrastructure and digital platforms in order to assure stability and efficiency to our processes, attract new potential clients while continuously improving the service provided to our current customers. To this extent, we focused on continued developing new stages of our new CRM system and sales platform by introducing a new pricing tool for individuals (Pricing 360°) that allow our account officers to easily use and access to our customers’ information. The CRM system is a key project for us and we expect to keep on developing new functionalities over the next years. Moreover, we intensified our efforts to expand and improve our remote channels given the massive use of internet and fast adoption of smart phones. In that direction, we added new functionalities to some of our applications, and expanded our RedGiro service to the mobile banking, only available on our website until 2017.

In May 2018 we suffered a cyber-attack involving the theft of funds that subsequently resulted in an operational write-off of approximately Ch$6,900 million or U.S.$ 9.9 million (mostly recovered from the redemption of an insurance policy). Even though this incident temporarily affected certain services provided to our customers, we were able to maintain the continuity of our operations. In addition, as of this date, based on our internal analysis we have found no evidence whatsoever that our customers were affected by this incident in terms of misappropriation of funds. See “Item 3. Key Information—Risk Factors—Risks Relating to our Operations and the Chilean Banking Industry—Cybersecurity events could negatively affect our reputation or results of operations and may result in litigation.” This cybersecurity incident, although successfully overcome, posed new challenges for us in terms of cybersecurity infrastructure, controls and procedures. Thus, as part of the efforts to improve our cybersecurity risk management, we created the Cybersecurity Division in June 2018, which replaced our former Technological Security Area. The new division is the first line of defense for us on these matters and is in charge of mitigating and managing cybersecurity threats. The division is composed of two areas, the Cybersecurity Engineering Area and the Cyberdefense Area, in addition to diverse units that are focused on managing projects aimed at improving our cybersecurity protocols and procedures. During 2018, the Cybersecurity Division undertook diverse IT projects in order to reinforce our infrastructure and cybersecurity capabilities, acquiring world-class protection software and firewalls while investing in specialized platforms to address this significant topic. During 2018, we invested approximately Ch$9,915 million in cybersecurity equipment and software and incurred approximately Ch$9,847 million in operating expenses related to cybersecurity matters. These disbursements almost doubled the total amount incurred in 2017.

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

The original repayment terms of our Central Bank subordinated debt, which at December 31, 1989 equaled approximately Ch$1,716,705 million or U.S.$2,475 million, in real terms, as of December 31, 2018, required that a certain percentage of our income before provisions for the subordinated debt be applied to repay this obligation.  The Central Bank subordinated debt did not have a fixed maturity, and payments were made only to the extent that we earned income before provisions for the subordinated debt.  In 1993 we applied 72.9% of our income before provisions to repay the Central Bank subordinated debt.  In 1994 we applied 67.6%, and in 1995 we applied 65.8% of our income before provisions to repay the Central Bank subordinated debt.

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

Pursuant to SM-Chile’s bylaws, that company will exist until the Central Bank subordinated debt has been completely paid off by SAOS. Once SM-Chile is liquidated, shares of Banco de Chile owned by SM-Chile and held by SAOS, and the proceeds obtained from the liquidation of any other assets owned by SAOS, shall be distributed among SM-Chile’s shareholders as described in “Item 7. Major Shareholders and Related Party Transactions—Ownership Structure.” At that time, the former SM-Chile shareholders will become direct shareholders of Banco de Chile. As noted below, while we cannot offer any assurances, that fact pattern is expected to occur in 2019.

As a result of our merger with Banco de A. Edwards, the percentage of our shares held by SAOS decreased to 42.0%.  Subsequently, as of December 31, 2018 the percentage of our shares held by SAOS declined to 28.3%, as a result of:  (i) capital increases agreed to at the Extraordinary Shareholders’ Meetings held in May 2007, January 2011 and October 2012, (ii) stock dividends paid in May 2006, May 2007, June 2009, April 2011, June 2012, May 2013, July 2014, July 2015, June 2016, July 2017 and July 2018 and (iii) our merger with Citibank Chile in January 2008.

Dividends received from us are the sole source of SAOS’s revenues, to be applied by legal mandate to repay its debt to the Central Bank.  SAOS does not have any other material debt, as it is a special purpose legal entity created by Law No. 19,396 whose only business is to own Banco de Chile shares and repay the obligation to the Central Bank.  To the extent distributed dividends are not sufficient to pay the amount due on its debt, SAOS is permitted to maintain a cumulative deficit balance with the Central Bank that SAOS commits to pay with future dividends.  If the cumulative deficit balance exceeds an amount equal to 20% of our paid in capital and reserves, the Central Bank may require SAOS to sell a sufficient number of shares of our stock to pay the entire accumulated deficit amount.  As of March 31, 2019, SAOS maintained a surplus with the Central Bank of Ch$955,913 million, equivalent to 30.6% of our paid in capital and reserves as of the same date.

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

As of March 31, 2019, the outstanding subordinated debt balance held by SAOS was Ch$ 89,640.2 million (including accrued interest). SAOS paid to the Central Bank a total of Ch$140,614 million in 2016, Ch$142,003 million in 2017 and Ch$152,930 million in 2018, exceeding in each of those years the required minimum annual payment. SAOS will fully repay the Central Bank subordinated debt in April 30, 2019 based on the dividend it received from us from our net distributable earnings for the year ended December 31, 2018. As a consequence of such full payment, SM-Chile and SAOS will be liquidated and its shareholders, LQ Inversiones Financieras S.A. and Inversiones LQ SM Ltda, will increase their direct ownership in Banco de Chile, from current shareholdings of 27.18% and 0.29%, respectively, to 46.34% and 4.81% in each case. Similarly, other shareholders of SM-Chile will become our shareholders, which will significantly increase the public float of stock. For more information, see “Item 7. Major Shareholders and Related Party Transactions—Ownership Structure.”

As of December 31, 2018, the major shareholder of SM-Chile was LQ Inversiones, which owned, directly and indirectly, 58.24% of SM-Chile’s total shares. As of the same date, our major shareholders were SAOS, LQ Inversiones Financieras S.A. and SM-Chile, each having a direct participation of 28.31%, 27.18% and 12.02% in our total common stock, respectively. Following the liquidation of SM-Chile and the dissolution of SAOS, LQ Inversiones Financieras will be the major direct shareholder of Banco de Chile with a shareholding of 46.3%. See Item 7. Major Shareholders and Related Party Transactions—Ownership Structure and Item 7. Major Shareholders and Related Party Transactions— Major Shareholders.

Capital Expenditures

The following table sets forth our capital expenditures in each of the three years ended December 31, 2016, 2017 and 2018:

	For the Year Ended December 31,
	2016		2017		2018
	(in millions of Ch$)
BANK’S INTERNAL REPORTING POLICIES:
Computer equipment	Ch$	14,105	Ch$	8,898	Ch$	12,702
Furniture, machinery and installations	2,645		2,963		2,409
Real estate	10,174		10,606		12,589
Vehicles	895		757		365
Subtotal	27,819		23,224		28,065
Software	11,248		18,779		23,512
Total	Ch$	39,067	Ch$	42,003	Ch$	51,577

Our budget for capital expenditures for 2019 amounts to approximately Ch$72,421 million, of which expenditures in information technology investments represent 72%, while infrastructure projects represent the remaining 28%.  The budget for capital expenditures is in line with our mid-term strategic priorities of improving our efficiency and enhancing our customer service capabilities with a firm focus on digitalization. These capital expenditures will be principally financed by cash on hand and long-term debt financing.

Among the budgeted expenditures for information technology, 51% corresponds to new and ongoing IT projects undertaken by Banco de Chile, which are intended to provide us with business solutions for customers, technological stability and improvements in productivity. Of the remaining 49% budgeted for IT expenditures, 19% is expected to be deployed to further optimize our nationwide ATM network through a long-term joint venture with a local retailer, another 19% consists of investments in technological equipment and system improvements to be carried out by certain subsidiaries and the remaining 11% is intended to reinforce our cybersecurity infrastructure and systems.

Our 2019 budget for infrastructure expenditures includes disbursements associated with renovation and restoration of our corporate buildings (45%), renovation of some of our branches particularly as a result of a new customer service model we are deploying in some of our locations (34%), general maintenance investments (15%), security-related expenditures (5%) and other initiatives related to our social commitment (1%).

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

Our main competitive strengths are:

Brand Recognition and Strong Corporate Image

We have operated in the Chilean financial industry for over 125 years under the “Banco de Chile” brand name.  In order to provide our customers with specialized value offerings and a wider range of financial products and services, we have also developed the “Banco Edwards-Citi”, “Banco CrediChile” and “Banchile” brand names.  We believe our long standing history in the Chilean market is recognized by our customers and the general public, who associate our brands with value, quality, reliability and social responsibility within the Chilean financial industry, as demonstrated in various polls conducted by well-known market research companies. We believe that our long history in the Chilean banking industry is a key element that differentiates us from our competitors.

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

Business Scale and Leading Market Position

We are one of the largest financial institutions in Chile and a market leader in a broad range of financial products and services within the Chilean financial system, as listed in the following table:

	As of December 31, 2018
	Market Share	Market Position
Net Income Attributable to Equity Holders	25.3%	1st
Total Balances of Demand Deposits and Current Account (1)	22.2%	1st
Current Accounts Balances held by Individuals	27.2%	1st
Mutual Funds (Assets Under Management)	21.1%	1st
Net Fees and Commissions Income	19.4%	1st
Net Income of Securities Brokerage Subsidiary (2)	31.4%	1st

Source:  SBIF, Chilean Association of Mutual Funds and the Financial Market Commission (“CMF”).

(1)         Excluding operations of subsidiaries abroad and net of clearings.

(2)         Including the whole market and not only subsidiaries of local banks.

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

Broad and Diversified Customer Base

We believe that we have one of the largest customer bases among financial institutions in Chile. In recent years, we have been able to expand our customer base by providing attractive and tailored value offerings based on continuously improving segmentation and by applying sophisticated business intelligence tools.  As of December 31, 2018, we had approximately 1,393,000 core clients, which had at least a current account or a loan outstanding with us. However, in regards to main banking products, we serve a broader customer base composed of 1,215,000 borrowers, approximately 915,000 current accounts holders, approximately 140,000 time deposit holders, approximately 125,000 saving account holders and approximately 1,100,000 credit card account holders.

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

Multichannel Distribution Approach

In order to better serve our customers, we offer a distribution approach composed of both physical and non-physical channels.

We are present in all regions of Chile and strive to be accessible to every Chilean customer through our large branch network as well as non-physical contact channels.  As of December 31, 2018, we had a nationwide branch network of 390 branches, the largest in Chile among private sector banks, according to information published by the SBIF. This network is composed of 245 branches under our “Banco de Chile” brand name, 41 branches under our “Banco Edwards Citi” brand name and 104 branches under our “Banco CrediChile” brand name. We believe that our branch network enables us to develop close relationships with our customers and therefore we are constantly assessing new branch locations throughout Chile.

We have also complemented our branch network with non-physical remote channels, such as ATMs, internet-based online platforms and mobile banking applications. As of December 31, 2018, we had 1,485 ATMs throughout Chile and we provided our customers with specialized internet websites for each of the segments we target, coupled with diverse mobile banking applications, including MiBanco, MiBeneficio, MiCuenta, MiPago, MiPass, MiInversion and MiSeguro. During 2018, 70.0% of the total transactions carried out by customers and non-customers in our distribution channels were performed through non-physical remote channels.

Competitive Funding Structure

We believe that we have a cost effective and highly competitive funding structure based on our leading market position in current accounts and demand deposits, especially among individuals. According to the SBIF, as of December 31, 2018, with a 27.2% market share, we ranked first within the Chilean banking industry in current account and demand deposits held by individuals. Similarly, as of that same date and excluding operations of subsidiaries abroad, we were the principal bank in Chile in terms of total balances of non-interest bearing current accounts and demand deposits representing 22.2% of the industry (net of clearing), as reported by the SBIF. Also, our total balances of current accounts and demand deposits represented 26.7% of our funding structure as of December 31, 2018 (under Chilean GAAP), as compared to the 19.8% reported by the Chilean financial industry as a whole, excluding Banco de Chile. In addition, we have a solid base of funding from retail customers, who held demand deposits and time deposits that jointly represented 41% of our total funding as of December 31, 2018. This characteristic provides us with a stable source of funding that is reflected by a 30-day moving average renewal rate of retail time deposits which reached around 70% as of December 31, 2018.

We are constantly striving to diversify our liability structure in terms of sources, types of instruments and markets with the aim of maintaining a competitive cost of funding and improving our liquidity. Thus, given the tempered growth recorded by our total loan book in 2018, we were more cautious and less active than previous years in terms of long-term debt placements, particularly in overseas markets due to the steady increase in foreign interest rates. Instead, we continued to strengthen our liability structure by taking advantage of specific windows of opportunity abroad while prioritizing issuances in the local debt market, against a low interest rate environment given the expansionary policy set by the Chilean Central Bank. As a result, in 2018 we carried out the following debt placements:

•             Approximately U.S.$1,580 million (mostly denominated in UF) within the local market. These debt placements had maturities ranging from four to 12 years (eight years on average) while bearing premium spreads over the relevant benchmark (Central Bank UF-denominated bonds or BCU rates).

•             A 10-year fixed rate U.S. dollar-denominated unsecured bond in Japan for approximately U.S.$50 million  and

•             A 5-year fixed rate CHF-denominated unsecured bond in Switzerland for approximately U.S.$115 million.

The debt placements carried out in foreign markets above were accompanied by cross currency swap hedge arrangements in order to neutralize any effects associated with changes in foreign exchange that could impact our cost of funding.

In addition, we continued to utilize short-term funding associated with our commercial paper program, which provides us with premium funding for Trade Finance transactions, and during 2018, we issued a total amount of approximately U.S.$1,450 million. As of December 31, 2018 we had an outstanding balance of approximately U.S.$367.1 million.

In summary, our funding structure provides us with a cost advantage over many of our competitors (which use a higher proportion of interest bearing liabilities), as current accounts and demand deposits are non-interest bearing in Chile.  Our solid market position in demand deposits, together with our high international credit ratings, translated into one of the lowest costs of funding from liabilities associated with interest bearing deposits and long-term debt, among the five largest banks in Chile.

Superior Asset Quality

We are one of the Chilean financial institutions with the highest credit quality and the healthiest loan portfolio in Chile. We believe this asset quality is the result of our well known prudent risk management approach and accurate credit risk models that are continuously being updated and have enabled us to maintain relatively low levels of past due loans (loans 90 days or more past due) and high coverage indicators over the last few years. According to the SBIF, and under our internal reporting policies, as of December 31, 2018, we had a delinquency ratio (loans 90 days or more past due as a percentage of total loans) of 1.1% which was well below the industry average delinquency ratio of 2.1% posted by the Chilean banking industry (excluding Banco de Chile) as of the same date. Additionally, according to data published by the SBIF, as of December 31, 2018, we had a coverage ratio (allowances for loan losses over loans 90 days or more past due) of 198.7%, which was well above the industry average coverage ratio of 121.4% as of the same date (excluding Banco de Chile).

Over the last years, the utilization of business intelligence tools has also contributed to an improvement in our credit risk management. In this regard, during 2018 we successfully re-launched our pre-approved loan program through which we target a select group of retail customers to help them meet their borrowing needs depending on their life cycle stage and credit profile.

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

We firmly believe that there is room to grow in retail banking. Although Chile’s per capita GDP has increased fourfold over the last 30 years, banking penetration is still below that in developed countries, particularly in relation to residential mortgage and consumer loans. In fact, as of December 31, 2018, the loan book of the Chilean banking industry (excluding operations of subsidiaries abroad) represented 86% of Chilean GDP. As of the same date, mortgage and consumer loans represented 25% and 13%, respectively. On the other hand, according to the SBIF, as of December 31, 2018, we had market shares of 16.8% and 17.9% in residential mortgage loans and consumer loans, respectively, both behind the market leader by 4.4% and 1.8% in each case. Given the fierce competition in the Chilean banking industry, in order to take advantage of these opportunities, we are continuously developing innovative products and services to diversify our revenue sources. Accordingly, we have strived to build comprehensive value offerings for our retail segment in order to continue enhancing our fee-based income by promoting digitalization of products and services provided to these customers while improving benefits related to our customer loyalty programs.

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

•                  Main Achievements in 2018

(1)         Record Sales of Retail Loans and Current Accounts

In 2018, we achieved record sales in many lending and saving products, particularly in the retail banking segment, based on our commitment to customer service, excellent brand recognition and solid reputation. We achieved the highest amount of sales of installments loans in our history by granting Ch$2,102,664 million in new credits, representing an annual increase of 25.2%. In terms of mortgage loans, we granted new loans amounting to Ch$1,244,742 million in 2018, a 10.8% annual increase as compared to 2017. As for savings accounts, we added approximately 118,000 new current account holders, which is the highest amount ever achieved and represented 25.9% increase when compared to 2017.

(2)         Mobile and Digital Banking: New Applications and Functionalities

In 2018, we continued to enhance our digital banking offering by introducing new functionalities to our existing set of mobile applications: MiBanco, MiCuenta, MiPago, MiPass, MiSeguro, MiInversion and MiBeneficio. In particular, our upgraded MiBanco application now allows our retail customers to easily reset their internet password. We also expanded the RedGiro service (an electronic money transfer that allows the recipient to withdraw money from our ATM network), formerly available on our website only, to permit our clients to perform transactions through their smartphones. In addition, during 2018 we added new functionalities to MiInversion, launched in 2017, through which our customers are able to invest in time deposits while performing foreign currency exchanges.

Once again, we received diverse recognitions of our digital banking strategy including Best Digital and Mobile Bank in Chile by Global Banking & Finance Review and Innovative Digital Bank of the year in Chile by The European Magazine. Additionally, we continued to enhance our Innovation and Digital Banking Area, which was created at the end on 2017 and aims to further enhance our mobile offerings with a customer centric approach. During 2018, our customers conducted 35.1 million monetary transactions using our mobile banking applications, representing a 60.8% annual increase when compared to 2017.

(3)         Loyalty Program Enhancements

Transactional services, especially credit cards, constitute a crucial part of our value offering particularly for individual customers. We strongly believe that transactional services are an effective means to improve cross-selling and further penetrate current customers, two key elements to growing profitably in a highly competitive industry. During 2018, we focused on improving benefits to our 1,1 million credit card account holders by widening strategic partnerships and adding more alliances with local stores and several other products and service providers.

In 2018, we continued strengthening our loyalty program by entering into new partnerships in order to widen the array of benefits to our customers, including discounts and other benefits for music shows and festivals in Chile for the next three years.

Furthermore, we continually strive to improve benefits for our credit card account holders and other customers by widening strategic partnership and alliances with airlines or local stores in order to offer several product and service discounts related to airline tickets or miles, among other benefits. In 2018, 119,912 customers made use of their benefits by exchanging their Dolares-Premio (a credit card points system) for airline tickets, discounts or other benefits.

(4)         Improvements in Service Quality

We are convinced that in a highly competitive industry such as the Chilean banking system, a customer-centric focus is critical to generating loyalty and creating long-term profitable relationships. We believe that our high service quality is a competitive strength that differentiates us from competitors and supports our long term strategy by responding to the preferences of our current and potential customers.  Accordingly, we strive to continuously improve our relationships with customers by developing commercial strategies and value offerings aligned with their needs, as well as improving our response time and customer satisfaction indicators. Consistent with this view, during 2018 we continued to improve customer satisfaction by enhancing our commitment to service quality, improving existing and developing new online channels, such as our internet-based platforms and mobile applications, while promoting organizational changes intended to provide our customers with a more comprehensive approach.

These actions, coupled with an organizational culture oriented to customer satisfaction, allowed us to rank first in brand recognition, recommendations among customers in the banking industry and service quality among our main banking peers in 2018, by posting an average net promoter score of 71.2% according to a syndicated study performed by an independent provider at the request of the largest Chilean banks. Consistent with our net promoter score, our customer attrition rate was 6.2% in 2018. We believe our low attrition rate and superior customer service were reflected in the diverse distinctions we received during 2018, including the “National Customer Satisfaction Award” provided by ProCalidad and the Consumer Loyalty Award granted by ALCO (an independent customer experience management consulting company).

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

We are continuously developing and optimizing internal processes in order to reduce and manage our expenses. During 2018 we continued to enhance our IT infrastructure in order to increase stability and efficiency for all of our customers. Over the last three years we invested a total of approximately Ch$89,244 million in information technology, mainly related to the acquisition of software and hardware, as well as internal developments to enhance current platforms or building new systems. Particularly, in 2018, we disbursed important financial resources in order to reinforce our IT infrastructure in respect of cybersecurity matters, which included the purchase of systems and equipment. We firmly believe that investment in IT is one of the best ways to improve our operating efficiency and enhance cybersecurity standards while properly meeting customers’ needs, which are increasingly linked to digital channels. For more information see “Item 4. Information on the Company—Capital Expenditures.”

In terms of cost control, during 2018 our cost base posted a 7.3% annual increase when compared to 2017, mainly as a result of non-recurring effects such as collective bargaining agreements achieved with our unions, internal projects related to risk modeling, enhancement of our cybersecurity architecture and standards, among others. When isolating those effects, our cost base is aligned with our strict cost control policy that has been deployed across our corporate structure. With respect to operating efficiency, our cost-to-income ratio improved from 46.5% in 2017 to 45.4% in 2018. For more information, see “Item 5. Operating and Financial Review and Prospects—Results of Operations for the Years Ended December 31, 2016, 2017 and 2018—Operating Expenses.”

•                  Main Achievements in 2018

(1)         Business & Risk Intelligence

Over the last years we have focused on developing diverse business intelligence tools in order to better serve current customers while attracting new potential clients. During 2018, we continued to develop this strategic pillar by deploying new and enhancing existing analytic tools, which have permitted us to optimize and make our commercial processes and campaigns more efficient while providing our customers with tailored and timely value service and product offerings.

Throughout 2018, we continued to develop our new CRM system and sales platform, which includes Pricing 360°, a pricing tool that enables us to personalize and accelerate the credit approval process for individuals by using digital tools that optimize our use of and access to client information. This new system is intended to be our main analytical platform in the future for sales and postsales management and, accordingly, we are increasingly introducing new functionalities designed to meet our needs.

Additionally, we have significantly increased our productivity in certain commercial processes. For example, in 2018 we increased the amount of monthly current accounts sales by employee, from 3.5% in 2017 to 3.9% in 2018, an annual increase of 11%.

In 2018, we also successfully re-launched our pre-approved consumer loan program pursuant to which we target a selected group of retail customers in order to meet their borrowing needs based on their risk profile, financial condition and spending patterns. During 2018, 37.6% of our total sale of consumer loans (including the upper, medium and lower income segment) was associated with pre-approved loans. We expect to spread this model to other lending products and clusters of customers as we believe it can continue to have a positive impact on productivity.

(2)    Branch Network Optimization

We firmly believe that remote channels are the future of banking, particularly amid new regulatory requirements, intensified competition, the entry of new banking players and higher reputational exposure, all of which translates into higher costs. Similarly, customers are increasingly demanding new and innovative distribution channels and visiting branches less, given lack of time, but mostly due to the massive use of internet and the fast adoption of smartphones. These trends led us to revise our entire branch network in terms of location, layout and services offered through these channels. Therefore, during 2018 we continued developing the concept of “dual branches” intended to serve both CrediChile’s and Banco de Chile’s customers, targeting certain locations. As a result, and based on financial and strategic analyses, we reduced our branch network from 399 locations in 2017 to 390 locations in 2018. Most of this decrease was related to the closure of eight Banco de Chile branches and one CrediChile branch. We expect to continue revising and optimizing our nationwide branch network during 2019 and 2020.

(3)    Enhancement of Cybersecurity Capabilities

In 2018, approximately 70% of our customers’ transactions were carried out through our digital platforms (including smartphones and website). This imposes new challenges related to cybersecurity. As part of the efforts to improve our cybersecurity risk management, we created the Cybersecurity Division in June 2018, which replaces our former Technological Security Area. The new division is the first line of defense and is in charge of mitigating and managing cybersecurity threats. The new division’s mission is to build the new Banco de Chile Cybersecurity Center, which is expected to enable the division to undertake actions and develop projects that were formerly outsourced. The division is composed of two areas, the Cybersecurity Engineering Area and the Cyberdefense Area, in addition to diverse units that are focused on managing projects aimed at improving our cybersecurity protocols and procedures.

During 2018, the Cybersecurity Division took various actions in order to promote a cybersecurity culture across the company while spreading the knowledge and developing competences that all of our employees should have in respect of cybersecurity.

•                 Commitment to Chile

Banco de Chile is devoted to the progress of its customers by means of providing them with a wide array of services while supporting their funding needs. As an extension of this view, Banco de Chile is committed to the development of Chile and its individuals and companies by providing innovative tools that contribute to improve their quality of life. In this regard, we firmly believe that modern companies need to create effective mechanisms to build positive connections with all of their stakeholders and the society in which they carry out their business activities. This has become increasingly important in the midst of societal changes in Chile and worldwide.

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

•                  Main Achievements in 2018

(1)         Entrepreneurship Support and Financial Literacy

During 2018, we continued to support diverse social endeavors by collaborating with “Desafío Levantemos Chile”, which is a non-profit organization that aims to promote entrepreneurship throughout Chile and especially within lower income segments. Based on this partnership, we assist people and microbusiness affected by natural disasters occurred in Chile by donating both monetary and non-monetary resources to help re-establish entrepreneurs’ and families’ working capacity.

Furthermore, during 2018 we held the third “Entrepreneur Challenge Contest”, which was a joint venture between Banco de Chile and “Desafío Levantemos Chile”. This nationwide contest aims to promote those initiatives that incorporate social factors as drivers of entrepreneurship rather than only maximizing earnings. Accordingly, we convened microentrepreneurs who incorporate a social and sustainable vision as part of their business activities through creativity and innovation. In 2018, more than 30,000 entrepreneurs participated in the contest, of which the five most innovative business concepts were rewarded.

Also, with the aim of improving the quality of life of people and supporting microentrepreneurs in their ventures, we held several workshops across the country, together with the Financial Literacy Program promoted by the SBIF, gathering over 10,000 participants during 2018. The main objective of this program is to motivate people to change their consumption behavior, when necessary. Thus, we provide them with specific information and knowledge intended to improve their economic situation by promoting savings and avoiding over-borrowing.

Finally, during 2018, through CrediChile, we held diverse on-site workshops attended by approximately 1,170 people throughout the country. We supplemented these activities with e-learning programs to train approximately 10,196 individuals and entrepreneurs.

(2)         Disability Inclusion

Our commitment to disabled people is permanent. During 2018 we worked once again alongside Teleton for its annual fund-raising campaign by putting our nationwide distribution network including branches, ATMs, internet-based platforms and mobile applications for smartphones, in addition to other technological resources at Teleton’s disposal. At the same time, we also made an important monetary donation. We have been supporting the Teleton Foundation since its establishment 40 years ago, supporting disabled athletes and artists.

During 2018 we continued to promote our Inclusion Policy across the corporation. This policy is intended to improve our knowledge of physical disability and develop higher sensitivity concerning the treatment of disabled people. We believe this is the first step to improve the service we render to customers who experience this reality while providing our disabled employees with supportive workplace conditions and benefits. We also improved accessibility of many branches for disabled customers and held the “Expo Inclusión 2018”, a recruitment fair through which we aim to strengthen our commitment to the disabled. As a result, since 2018 over 1% of our staff identify as disabled employees, which is above the minimum required by the Chilean law. In addition, we launched a new plan of special benefits for our current disabled collaborators while implementing inclusive recruitment processes.

(3)         Corporate Volunteer Program

We continued to promote the participation of our staff in assisting people and organizations during emergencies through our Corporate Volunteer Program. Together with Desafío Levantemos Chile, we provide assistance to people and non-governmental organizations in the event of an emergency or natural disaster in our country by arranging fundraising campaigns, donating both monetary and non-monetary resources to help re-establish entrepreneurs’ and families’ working capacity or establishing working plans to aid affected areas. Our volunteers received basic training in various first aid techniques, were instructed in rescue procedures, protection and guidance for citizens, mitigation of losses in the emergency and providing support in reconstruction activities.

Based on this partnership, in October 2018, and after 11 hard-working months, we inaugurated a new educational establishment located in Santa Olga, one of the communities most affected by wildfires in 2017. This achievement was coupled with the building of more than 240 houses in the same area.

Also, in association with Desafío Levantemos Chile we committed to building a new school in Callaqui, within the Bio Bio Region (Central Chile), since the former school was completely destroyed by a devastating fire in early 2018.

Overall, during 2018 we carried out more than 150 activities of voluntary service related to diverse topics ranging from Teleton to environmental conservation, which were attended by more than 11,000 participants.

(4)         Other Initiatives

We continued to make charitable contributions to improve the quality of education across lower income segments through the Astoreca Foundation.

Also, we have reinforced our commitment to the wellness of our employees through the “BiciChile Program”, which provides our staff located in the city center with bicycle parking racks. As a result of this initiative, for the fourth year in a row we ranked first in the competition Cool Place to Bike, which aims to encourage the use of bikes while recognizing companies that promote this practice among their collaborators.

Bici Chile, in addition to other initiatives such as a paperless program for diverse documents, permitted us to motivate our staff in order to help reduce our carbon footprint.

•                  Teamwork

One of the main goals of any corporation is to align employees’ perspectives with the company’s culture. In Banco de Chile, every worker has a crucial role in allowing us to achieve our strategic goals. In exchange for that, we believe all of our staff receives fair compensation and have access to benefits and policies that enable them to expand their professional capabilities in a work environment is committed to remain free of accidents, professional illnesses, work harassment, mobbing and discrimination. This strategy allowed us to be one of the Best Places to Work in 2018 according to Forbes.

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

•   Main Achievements in 2018

(1)         Collective Bargaining Processes

During 2018 we successfully completed a collective bargaining negotiation with all of our unions by entering into medium-term agreements that provide a wide range of monetary and non-monetary benefits to our employees. As of December 2018, we and our subsidiaries had 9,876 unionized employees. For more information, see “Item 6. Directors, Senior Management and Employees—Employees.”

(2)         Collaboration

During 2018 we carried out an internal campaign to recognize those employees who significantly contribute to our collaboration efforts. As a result, more than 1,000 employees were rewarded and publicly congratulated by their colleagues.

(3)  Other initiatives

We also seek to remain one of the most respected employers in Chile. We continue to strengthen our connection to our employees in order to align corporate values and goals with their career development and personal goals. In this regard, we have continued to focus on developing leadership capabilities and overall technical skills through approximately 1,100 training activities that were attended by approximately 28,000 attendees. We believe these initiatives are aligned with our strategy and the professional development that our team aspires to achieve.

Ownership Structure(1)

The following diagram shows our ownership structure as of April 18, 2019:

(1)         The ownership structure diagram reflects share ownership and not voting rights.  See “Item 7.  Major Shareholders and Related Party Transactions—Major Shareholders.”

SAOS will fully repay the Central Bank subordinated debt in April 2019. See “Item 4. Information on the Company—History and Development of the Bank—The 1982-1983 Economic Crisis and the Central Bank Subordinated Debt.” As a consequence of such full payment, SAOS and SM-Chile will be liquidated and SM-Chile’s  shareholders will become our direct shareholders, which will significantly increase our public float. Also, LQ Inversiones Financieras S.A. and Inversiones LQ SM Ltda. will increase their direct shareholdings in our ordinary shares from current direct participations of 27.18% and 0.29%, respectively, to 46.34% and 4.81% in each case. See Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.

Principal Business Activities

We are a full-service financial institution that provides, directly and indirectly through our subsidiaries and affiliates, a wide variety of lending and non-lending products and services to all segments of the Chilean financial market.  Accordingly, for management purposes we organize our operations in the following four business segments:

The information related to our business segments presented in this section has been prepared in accordance with our internal reporting policies.  See “Item 5.  Operating and Financial Review and Prospects—Operating Results—Results of Operations for the Years Ended December 31, 2016, 2017 and 2018—Business Segments” and “Item 5.  Operating and Financial Review and Prospects—Operating Results—Results of Operations for the Years Ended December 31, 2016, 2017 and 2018—Summary of Differences between Internal Reporting Policies and IFRS” for a description of the most significant differences between our internal reporting policies and IFRS.

The following table sets forth information on the composition of our loan portfolio and our consolidated income before income tax in accordance with our internal reporting policies for the year ended December 31, 2018, allocated among our principal business segments:

	For the Year Ended December 31, 2018
	Total Loans		Income before Income Tax(1)
	(in millions of Ch$, except percentages)
BANK’S INTERNAL REPORTING POLICIES:
Retail market	17,251,289	61.8%	324,947
Wholesale market	10,639,057	38.1%	311,925
Treasury and money market operations	—	—	52,819
Operations through subsidiaries	23,976	0.1%	61,713
Other (adjustments and eliminations)	—	—	—
Total	27,914,322	100.0%	751,404

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

The following table sets forth our consolidated operating revenues in accordance with our internal reporting policies, allocated among our principal business segments, for the years indicated:

	For the Year Ended December 31,
	2016		2017		2018
	(in millions of Ch$)
BANK’S INTERNAL REPORTING POLICIES:
Retail market	Ch$	1,137,333	Ch$	1,133,683	Ch$	1,197,745
Wholesale market	422,353		400,586		462,993
Treasury and money market operations	46,488		30,853		57,484
Operations through subsidiaries	140,969		158,535		170,050
Other (adjustments and eliminations)	(12,349)		(14,387)		(14,989)
Total Operating Revenues	Ch$	1,734,794	Ch$	1,709,270	Ch$	1,873,283

The following table sets forth a geographic market breakdown of our operating revenues in accordance with our internal reporting policies, for the years indicated:

	For the Year Ended December 31,
	2016		2017		2018
	(in millions of Ch$)
BANK’S INTERNAL REPORTING POLICIES:
Chile	Ch$	1,747,143	Ch$	1,723,657	Ch$	1,888,272
Banking operations	1,606,174		1,565,122		1,718,222
Operations through subsidiaries	140,969		158,535		170,050
Foreign operations	—		—		—
Operations through subsidiaries	—		—		—
Other (adjustments and eliminations)	(12,349)		(14,387)		(14,989)
Total Operating Revenues	Ch$	1,734,794	Ch$	1,709,270	Ch$	1,873,283

Retail Banking Segment

Our retail banking segment serves the financial needs of individuals and small and medium sized companies through our branch network.  As of December 30, 2018, our retail banking segment managed 286 branches operating under our “Banco de Chile” and “Banco Edwards-Citi” brand names and 104 branches within the “Banco CrediChile” network.  As of December 31, 2018, loans granted by our retail banking segment amounted to Ch$17,251,289 million and represented 61.8% of our total loans as of the same date.

In terms of composition, as set forth in the following table, as of December 31, 2018 our retail segment’s loan portfolio was principally focused on residential mortgage loans, which represented 46.6% of the segment’s loan book.  The remaining loans were distributed between commercial loans (27.7%) and consumer (25.7%).

	As of December 31, 2018
	(in millions of Ch$, except percentages)
BANK’S INTERNAL REPORTING POLICIES:
Commercial loans	Ch$	4,786,082	27.7%
Residential mortgage loans	8,035,543		46.6
Consumer loans	4,429,664		25.7
Total	Ch$	17,251,289	100.0%

We serve the retail market through two different and specialized areas:  (i) the Individual and SME Area and (ii) the Consumer Finance Area (or Banco CrediChile).

Individual and SME Area

The Individual and SME Area is responsible for offering financial services to individuals with monthly incomes over Ch$500,000 (or Ch$6.0 million per year) and to small and medium sized companies with annual sales of up to approximately Ch$1,600 million.  This area manages the portion of our branch network operating under the brand names “Banco de Chile” and “Banco Edwards Citi” and had 286 branches as of December 31, 2018.

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

During 2018, the Individual and SME Area continued to focus on targeted growth opportunities while developing new business solutions and benefits for its clients in order to improve our customers’ experience. We also improved existing applications by introducing new functionalities. For instance, we expanded our RedGiro service (an electronic money transfer that allows the recipient to withdraw money from our ATM network), formerly available on our website only, to permit our clients to perform transactions through their smartphones. Similarly, in 2018 we added new functionalities to our MiInversion application for smart phones, launched in 2017, through which our customers are able to invest in time deposits while exchanging foreign currency from their mobile device. In addition, our enhanced loyalty program added new alliances with entertainment service providers, allowing our customers to make use of discounts and receive other benefits over the next three years at various music shows and festivals. We believe that comprehensive value offerings are crucial to both improving customer experience and attracting new customers.

In 2018, the Individual and SME Area achieved significant sales goals in terms of lending and saving products. In this regard, throughout the year it increased its customer base by approximately 120,000 new current account holders and attained record sales of new installment and residential mortgage loans granted to its customers.

As of December 31, 2018, the Individual and SME Area served approximately 1,056,991 core customers (those holding a current account or a loan outstanding) of which 896,746 were individuals and 160,245 were small and medium sized Chilean companies. This customer base resulted jointly in total loans granted to 894,889 borrowers, which included 126,987 residential mortgage loans debtors, 114,291 commercial loan debtors, 452,978 utilized lines of credit and 367,324 installment loans. As of the same date, the Individual and SME Area held 913,970 current accounts, 114,561 savings accounts and 262,211 time deposits.

As of December 31, 2018, loans granted by the Individual and SME Area amounted to Ch$16,580,142 million, which represented 59.4% and 96.1% of our total loans and loans granted by our retail market segment, respectively, as a whole.  The following table sets forth a breakdown of the unit’s loan portfolio by lending product in accordance with our internal reporting policies, as of December 31, 2018:

	As of December 31, 2018
	(in millions of Ch$, except percentages)
BANK’S INTERNAL REPORTING POLICIES:
Commercial loans
Commercial credits	Ch$	3,868,445	23.3%
Leasing contracts	498,290		3.0
Other loans	381,293		2.3
Total Commercial Loans	4,748,028		28.6
Residential Mortgage Loans	7,982,358		48.1
Consumer Loans
Installment loans	2,447,904		14.8
Credit cards	1,089,632		6.6
Lines of credit and other loans	312,220		1.9
Total Consumer Loans	3,849,756		23.2%
Total	Ch$	16,580,142	100.0%

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

As of December 31, 2018, we had Ch$2,447,904 million in installment loans granted by our Individual and SME Area, which accounted for 55.3% of the retail market business segment’s consumer loans.  Most of these installment loans are denominated in Chilean pesos and are payable on a monthly basis.

Residential Mortgage Loans

As of December 31, 2018, we had outstanding residential mortgage loans of Ch$8,047,708 million (under internal reporting policies considering the Bank as a whole), which represented 28.8% of our total loan book as of the same date.  According to information published by the SBIF, as of December 31, 2018, we were Chile’s third largest private sector bank in terms of year-end mortgage loans balances, accounting for approximately 16.8% of mortgage loans granted by the Chilean banking industry, excluding operations of banks’ subsidiaries operating abroad.

Our residential mortgage loans are generally denominated in UF and have maturities ranging from five to 30 years.  As of December 31, 2018, the average residual maturity of our residential mortgage loan portfolio was 18.2 years.  Originally, we funded our residential mortgage loans through the issuance of mortgage finance bonds, which are recourse obligations only to us with payment terms that are matched to the residential loans.  Also, the mortgage finance bonds bear real market interest rates plus a fixed spread over the variable rate of the UF, which permits us to reduce our exposure to interest rate fluctuations and inflation.  Chilean banking regulations allow us to finance up to 100% of a residential mortgage loan with mortgage finance bonds, based on the purchase price of the property securing the loan or the appraised value of such property.  In addition, we generally require that the monthly payments on a residential mortgage loan not exceed 25% of the borrower’s household after tax monthly income, when the customer belongs to the low income population segment.  However, that limit may be adjusted for the middle and high income population segments.

Over the last decade, we have also promoted the expansion of Mutuos Hipotecarios, a mortgage lending product, which is not financed by mortgage finance bonds, but instead through our general funds. As of December 31, 2018, our residential mortgage loan portfolio was principally composed of Mutuos Hipotecarios, as customers have preferred them due to their flexibility and simplicity (for instance the interest rate is known in advance by the customer, which is not the case for mortgage finance bonds that are traded in the secondary market and, therefore, subject to discounts), as they are easier to prepay and permit financing of up to 100% of the purchase price (as stated by the applicable local regulation), although banks may limit such maximum financing portion based on internal credit policies and economic cycles, among others.

The following table sets forth the composition of our residential mortgage loan portfolio by product type:

	As of December 31, 2018
	(in millions of Ch$, except percentages)
BANK’S INTERNAL REPORTING POLICIES:
Secured Residential Mortgage Loans(1)
Loans financed with Mortgage Bonds	Ch$	21,397	0.3%
Mutuos Hipotecarios	8,026,311		99.7
Total Secured Residential Mortgage Loans	Ch$	8,047,708	100.0%

(1)         Corresponds to the Bank’s total secured residential mortgage loans and not only those associated with the Individual and SME Area.

As shown above, as of December 31, 2018 residential mortgage loans related to Mutuos Hipotecarios represented 99.7% of our total residential mortgage loan portfolio, while the remaining 0.3% corresponded to mortgage loans financed with Mortgage Bonds.  As of the same date, the Mutuos Hipotecarios portfolio had an average origination period of 5 years (the period from the date when the loans were granted to the specified date) and 6.1% of these loans had been granted by CrediChile.  Conversely, as of December 31, 2018, loans financed with Mortgage Bonds had an average origination period of 17 years (the period from the date when the loans were granted) and 4.8% of these loans had been granted by CrediChile.  In terms of credit risk, in 2018, loans related to Mutuos Hipotecarios, as well as those financed with Mortgage Bonds, had low gross (before recoveries) credit risk ratios of (0.05)% and 0.00%, respectively. The difference between both ratios is explained by the previously mentioned factors, particularly by the average origination period, and also by the Bank’s stricter requirements to grant Mutuos Hipotecarios.  It is important to mention that the residential mortgage loan portfolio financed with Mortgage Bonds is annually decreasing in amount and as a proportion of the total residential mortgage loan portfolio because it is composed of old loans and the instrument is no longer used by customers that prefer Mutuos Hipotecarios.  Accordingly, the portfolio of residential mortgage loans financed with Mortgage Bonds is expected to have misleadingly increasing gross credit risk ratios over time until its expiration, as the portion of non-performing loans becomes higher as long as creditworthy borrowers pay their outstanding liabilities to the bank, such that the portion of past due loans remaining in the portfolio increase.

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

Credit—granting Requirements
(in millions of Ch$, except percentages)

Requirements (in millions of Ch$, except percentages)
Loan—to—Value Ratio	< 80%	> 80%
New Customers (1)
Employed
Years employed	> 1 year	> 1 year
Monthly Income	> Ch$0.5	> Ch$2.2
Self-Employed
Years Employed (2)	> 2 years	> 2 year
Monthly Income	> Ch$0.5	> Ch$2.2
New Customers with a University degree (3)
Employed
Years employed	> 1 year	> 1 year
Monthly Income	> Ch$0.5	> Ch$1.8
Self-Employed
Years Employed(2)	> 2 years	> 2 year
Monthly Income	> Ch$0.5	> Ch$1.8

(1)         Refers to customers with or without university degree, who do not supplement income with a guarantor’s income.

(2)         In the case of self-employed customers, years employed refers to the minimum period of time in which the customer has filed annual tax bills with the Chilean Internal Revenue Service.

(3)         Refers to customers with university degree awarded by a group of universities according to our internal credit approval process.

During 2018, only 0.5% of the residential mortgage loans granted to our customers financed between 90% and 100% of the property value.  Similarly, during 2018, loans financing between 75% and 90% of the property appraised value represented 45.0% of these loans, loans financing between 50% and 75% of the property value represented 41.0% of these loans, and loans financing less than 50% of the property value represented 13.5% of these loans.  According to our prudent risk approach, we continued tightening our credit granting policy for residential mortgage loans by restricting the loan financing limit as a percentage of the property’s value, although higher financing may be granted to longstanding customers within specific segments. This explains the decrease in the share of residential mortgage loans that financed between 90% and 100% of the property value over the last years, from 14.9% in 2015 to 0.5% in 2018.

An additional feature of our mortgage loans is that mortgaged property typically secures all of the mortgagor’s credit with us, including installment loans and due balances associated with credit cards and credit lines.  Our total amount of loans secured by real estate guarantees, their loan—to—value (LTV) ratio and their relative share in our total loan portfolio, as of December 31, 2018, are depicted in the table below:

	As of December 31, 2018
	Outstanding Balance	LTV(2)(3)	% of Bank’s Total Loans
	(in millions of Ch$, except percentages)
BANK’S INTERNAL REPORTING POLICIES:
Secured Loans(1)
Residential Mortgage Loans	8,047,709	65.6%	28.8%
Other than mortgage loans	999,382	23.7	3.6
Total Secured Loans	9,047,091	73.7%	32.4%

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

The LTV ratios provided above are based on estimated property values that we update monthly with the collateral valuation models managed by our Retail Credit Risk Division. These models determine a rate of depreciation that provides an updated collateral value, based on variables such as geographic location, last appraisal date, type of property and type of customer.  Accordingly, the LTV ratios set forth above take into account the most recent available data regarding collateral values.

In addition, the following table sets forth the composition of the other-than-mortgage loans secured by real estate guarantees:

	As of December 31, 2018
	(in millions of Ch$, except percentages)
BANK’S INTERNAL REPORTING POLICIES:
Secured Other-than-Mortgage Loans(1)
Consumer Loans	677,485	67.8%
Credit Cards	249,020	24.9
Credit Lines	72,876	7.3
Total Secured Other-than-Mortgage Loans	999,381	100%

(1)         Corresponds to the Bank’s total secured Other-than-Mortgage Loans and not only those associated with the Individual and SME Area.

Unlike in other countries, in addition to the specific legal rights afforded by the mortgage loan (including foreclosure rights), the Bank may collect the pending balance of the mortgage loan over other assets of the mortgage debtor based on certain legal liens provided by law (derecho de prenda general).  Regarding the foreclosure processes, as permitted by Chilean regulations we may write-off secured loans (such as residential mortgage loans) the earlier of 48 months from the date the loans become overdue and once we have made all efforts for recovering the past due loans without success.  This applies to residential mortgage loans financed with mortgage finance bonds as well as for Mutuos Hipotecarios.  Our foreclosure processes comply with the procedures specified by Chilean regulation.  However, as we strive to continuously improve our collection processes, we have achieved average terms of 11 months for foreclosures associated with residential mortgage loans.

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

Credit Cards

As of December 31, 2018, we issued both individual and corporate Visa and MasterCard credit cards. In addition to traditional credit cards, our portfolio also includes co-branded cards.  As of December 31, 2018, we had two loyalty programs or cobranding agreements, namely “Travel Club” and “Entel Visa”. Credit cards issued under these cobranding agreements supplemented the credit cards that we issued under the brand names Banco de Chile, Banco Edwards-Citi and Banco CrediChile. In addition, as of December 31, 2018, we offered seven types of credit cards, targeting diverse types of segments and encompassing different benefits, including: Visa Corporate, Visa Dorada, Visa Infinite, Visa Internacional, Visa Platinum, Visa Platinum Pyme, Visa Pyme/Empresarial, Visa Signature, Visa Signature Corporate, Visa Signature Entel, MasterCard Black, MasterCard Dorada, MasterCard Internacional, MasterCard Platinum, MasterCard Corporate and MasterCard Corporate Executive.

Two of our affiliates, Transbank S.A. and Nexus S.A., provide us with merchant acquisition and credit card processing services.  As of December 31, 2018, Transbank S.A. had 12 shareholders (including us) and Nexus S.A. had six shareholders (including us), all of which were banks. As of the same date, our equity ownership in Transbank S.A. was 26.16% and our equity ownership in Nexus S.A. was 25.81%.

As of December 31, 2018, we had 1,451,994 valid credit card accounts, with 1,641,607 credit cards issued to individuals and small and medium sized companies, held by 1,089,782 customers (including credit cards issued by CrediChile). Total charges on our credit cards during 2018 amounted to approximately Ch$4,385,687 million, with Ch$3,925,840 million corresponding to purchases in Chile and abroad and Ch$459,847 million corresponding to cash withdrawals both within Chile and abroad.  The amount of purchases made by our customers in Chile (which include charges associated with credit cards issued by CrediChile) accounted for 19.0% of the total purchase volume of banks’ credit cards in Chile in 2018, according to statistics provided by Transbank S.A.

As of December 31, 2018, our credit card loans to individuals and small and medium sized companies amounted to Ch$1,089,633 million and represented 24.6% of our retail market business segment’s consumer loans.

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

Commercial Credits

Commercial loans granted by our Individual and SME Area mainly consist of project financing and working capital loans granted to small and medium sized companies, which are denominated in Chilean pesos, UF and U.S. dollars and may bear fixed or variable rates of interest and generally mature between one and three months.  As of December 31, 2018, our Individual and SME Area had outstanding commercial loans of Ch$3,868,445 million, representing 22.4% of the retail banking segment’s total loans and 13.9% of our total loans as of the same date.

Leasing Contracts

Leasing contracts are financial leases for capital equipment and property.  Leasing contracts may bear fixed or variable interest rates and they generally have terms that range from one to five years for equipment and from five to 20 years for properties.  Most of these contracts are denominated in UF. As of December 31, 2018, our Individual and SME Area had outstanding leasing contracts of Ch$498,290 million, representing 2.9% of the retail banking segment’s total loans and 1.8% of our total loans as of the same date.

Lines of Credit

As of December 31, 2018 the Individual and SME Area had approximately 783,703 approved lines of credit to individual customers and small and medium sized companies.  Also, the unit had outstanding advances to 452,978 individual customers and small and medium sized companies that totaled Ch$311,568 million, or 1.8% of the retail banking segment’s total loans and 1.1% of our total loans.

Our lines of credit for individual customers are generally available on a revolving basis, up to an approved credit limit, and may be used for any purpose.  Advances under lines of credit are denominated in Chilean pesos and bear an interest rate that is set monthly.

Debit Cards

We offer different types of debit cards to our customers.  Depending on their specifications, these cards can be used for banking transactions at ATMs that operate on the local network provided by Redbanc and the local network of merchants participating in the local Redcompra debit program. Also, our debit cards can be used internationally through the Visa International PLUS network or the international network of merchants associated with the Electron program. We name these debit cards depending on the card’s specific features and the link between the brand and target market which they serve.  During 2018, we offered the following debit cards: Visa Infinite, Visa Estándar, Visa Signature, Visa Platinum, Chilecard and debit cards for companies.  As of December 31, 2018, according to monthly statistics provided by Transbank S.A., the Individual and SME Area held a 12.4% market share of debit card transactions (not including debit cards issued by Banco CrediChile, as those are reported under our Consumer Finance Area), which corresponds to approximately 149 million transactions throughout the year.

Deposit Products

We strategically offer deposit products to increase our deposit-taking activities as a means of diversifying our sources of funding.  We believe that the deposits of our individual customers provide us with a relatively low-cost, stable source of funding, as well as an opportunity to cross-market our other products and services.  In this regard, we offer current accounts, time deposits and savings accounts to our individual customers.  Current accounts are Chilean peso-denominated and the majority bear no interest (approximately 0.07% or 657 of our total current accounts are interest-bearing), and savings accounts are denominated in UF and bear a fixed-interest rate. Time deposits may be denominated in Chilean pesos, UF and U.S. dollars and most of them bear interest at a fixed rate with terms that range between seven to 360 days.

While demand has historically been focused on UF-denominated deposits during periods of high inflation, demand for Chilean peso-denominated deposits has increased in recent years as a consequence of lower and more stable inflation rates in Chile.

In the last few years, we have seen an important increase in demand deposits. In fact, amid the high volatility and low interest rates observed in the financial markets throughout 2008 and 2009 (in line with monetary stimulus undertaken by central banks worldwide to overcome the financial crisis), we benefited from a flight-to-quality effect, since customers increasingly deposited their funds in their current accounts managed by us, particularly those denominated in Chilean pesos, as they preferred liquidity to investing in products with low profitability. A similar phenomenon has taken place over the last four years as a result of the Central Bank’s monetary stimulus plan in response to (i) Chile’s economic slowdown towards the end of 2013 and (ii) inflation below the Central Bank’s target. Hence, as low interest rates have prevailed in Chile between 2014 and 2018, interest rates paid on Chilean peso-denominated saving accounts and time deposits have remained low. This trend has encouraged investors to opt for current accounts over interest-bearing deposits. As a result, according to our management information system, annual average balances of current accounts and demand deposits managed by our Individual and SME Area increased by 7.7% and 7.2% in 2017 and 2018, respectively.

Consumer Finance Area (Banco CrediChile)

The Consumer Finance Area provides loans and other financial services to low and middle income segments (individuals whose monthly incomes range from Ch$180,000 to Ch$500,000), which historically have only been partially served by financial institutions.  Also, our Consumer Finance Area serves micro businesses.  Banco CrediChile represents an alternative delivery channel for our products and services to these segments, maintaining a separate brand supported by a network of 104 Banco CrediChile branches as of December 31, 2018.  Banco CrediChile was established in 2004 from what was formerly our consumer banking area.  During 2008, Banco CrediChile was merged with the consumer area of Citibank Chile (Corporación Financiera Atlas S.A.) as a consequence of our merger with Citibank Chile.

Banco CrediChile offers its customers a variety of banking products, such as consumer loans, credit cards, residential mortgage loans and a demand deposit account (see “—CuentaChile Demand Accounts”) targeted at lower income customers.  As of December 31, 2018, Banco CrediChile had approximately 308,036 core customers (those holding either a current account or a loan with us) and 497,713 active demand accounts. As of the same date, total loans outstanding managed by CrediChile amounted to Ch$671,147 million, representing 2.4% of our total loans outstanding as of the same date.

The following table sets forth the composition of Banco CrediChile’s loan portfolio in accordance with our internal reporting policies, as of December 31, 2018:

	As of December 31, 2018
	(in millions of Ch$, except percentages)
BANK’S INTERNAL REPORTING POLICIES:
Consumer loans
Installment loans	507,785	75.7%
Credit cards	71,949	10.7
Lines of credit and other consumer loans	174	0.0
Total consumer loans	579,908	86.4
Residential mortgage loans	53,185	7.9
Commercial loans	38,054	5.7
Total	671,147	100.0%

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

During 2018, Banco CrediChile continued to enhance these service models in order to penetrate those segments by offering innovative banking solutions.  As of December 31, 2018, Banco CrediChile had 683 ‘CajaChile’ locations at various convenience stores located throughout geographically and/or socially isolated areas.  Through these networks, CrediChile provides its customers with a basic array of financial services including bill payments, deposits, installments loan payments and cash withdrawals.  As of the same date, commercial loans granted to microbusinesses accounted for approximately Ch$48,758 million, associated with 16,997 borrowers. Given the moderate recovery in the Chilean economy during 2018, in particular during the last quarter, Banco CrediChile continued to focus on operational efficiency, productivity and cost control. However, notwithstanding the tempered economic recovery, unemployment recorded a slight deterioration, which translates into a higher perception of risk for these types of customers. This element, combined with the prevailing interest rates caps, led us to achieve moderate loan growth in our consumer finance division. In this context, during 2018, CrediChile continued to focus on the promotion of remote contact channels such as internet-based services and mobile banking applications in order to improve productivity and efficiency by reducing on-site operations at branches. At the same time, we have launched a “dual attention” model by optimizing our branch network and combining branches in certain locations for Banco de Chile and CrediChile customers.

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

Consumer Lending

Banco CrediChile provides short to medium term consumer loans and credit card services.  As of December 31, 2018, Banco CrediChile had approximately 308,020 consumer loan debtors related to installment loans amounting to Ch$507,785 million. As of the same date, Banco CrediChile had outstanding loan balances related to credit cards of Ch$71,949 million.

CuentaChile Demand Accounts

Banco CrediChile launched CuentaChile Demand Accounts in 2014, offering its customers a deposit product that is flexible and easy to use.  This product allows us to tap into a section of the consumer market that otherwise would not be able to access and participate in the banking system because of its risk profile.  The CuentaChile Demand Account is a non-interest bearing demand deposit account without checking privileges that targets customers who want a secure and comfortable means of managing and accessing their money.  Customers holding this account may use an ATM card linked to their CuentaChile Demand Account to make deposits or automatic payments to other Banco CrediChile accounts through a network of 7,254 ATMs available throughout Chile as of December 31, 2018.  CuentaChile Demand Account holders may execute transactions in all CrediChile branches and carry out basic banking operations in the CajaChile’s nationwide network, which is present in most Chilean regions and communities.  CuentaChile Demand Account holders are entitled to make use of internet-based banking platforms and mobile applications provided by Banco CrediChile while also receiving electronic money transfers and benefiting from diverse loyalty programs designed by Banco CrediChile, under the Cuenta Chile Club, which include discounts and special offers for a wide array of stores and services. Banco CrediChile previously offered its customers traditional demand accounts (each known as a CrediChile Demand Account) that entitled its holders to receive payroll deposits, withdraw money from ATMs and perform basic purchasing transactions.  The CuentaChile Demand Account replaced and improved the former product offered by CrediChile by increasing benefits to its holders.

As of December 31, 2018, Banco CrediChile had approximately 497,713 active CuentaChile Demand accounts.  Holders of these accounts pay an annual fee, based on the number of withdrawals on the account line of credit and interest on any outstanding balance under the line of credit.  All fees and interest due on a CuentaChile Demand Account are withdrawn automatically on a monthly basis from funds available in the account.  In addition, CuentaChile Demand Accounts allow us to offer our wholesale customers the ability to pay their employees by direct deposit of funds sent to the individual employee’s account at Banco CrediChile, thereby increasing the potential for stronger long term relationships with our wholesale customers and their employees.

Wholesale Banking Segment

Our wholesale banking segment serves the needs of corporate customers.  In 2018, this business segment recorded annual operating revenues of approximately Ch$462,993 million, which represented 24.7% of our total operating revenues. Also, for the year ended December 31, 2018 this segment recorded an income before income tax of Ch$311,925 million, which represented 41.5% of our consolidated income before income tax.  As of December 31, 2018, loans granted by this business segment amounted to Ch$10,639,057 million and represented 38.1% of our total loan portfolio.

The following table sets forth the composition of our portfolio of loans to the wholesale market in accordance with our internal reporting policies, as of December 31, 2018:

	As of December 31, 2018
	(in millions of Ch$, except percentages)
BANK’S INTERNAL REPORTING POLICIES:
Commercial credits	Ch$	7,612,333	71.6%
Foreign trade loans	1,205,329		11.3
Leasing loans	1,073,235		10.1
Factoring loans	608,430		5.7
Other loans	139,730		1.3
Total	Ch$	10,639,057	100.0%

As of December 31, 2018, we had 10,222 debtors out of a total of 27,427 core customers (those holding either a loan or a current account with us). Our wholesale customers are engaged in a wide range of economic sectors.  As of December 31, 2018, loans granted by our wholesale banking segment were mainly related to:

•                  financial services (approximately 21.7% of all loans granted by this business segment);

•                  manufacturing (approximately 10.9% of all loans granted by this business segment);

•                  construction (approximately 9.7% of all loans granted by this business segment);

•                  commerce and trade (approximately 9.4% of all loans granted by this business segment);

•                  communication and transportation (approximately 8.7% of all loans granted by this business segment);

•                  agriculture, forestry and fishing (approximately 5.5% of all loans granted by this business segment);

•                  utilities (approximately 3.4% of all loans granted by this business segment);

•                  community, social and personal services (approximately 2.3% of all loans granted by this business segment); and

•                  mining (approximately 1.4% of all loans granted by this business segment).

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

As of December 31, 2018, we had 958 corporations as debtors out of a total of approximately 7,606 core customers (those holding either a current account or a loan with us). Also, this area managed total outstanding loans of Ch$3,652,527 million, which represented 13.1% of our total loan book as of the same date.

The following table sets forth the composition of our Corporate Area’s loan portfolio in accordance with our internal reporting policies, as of December 31, 2018:

	As of December 31, 2018
	(in millions of Ch$, except percentages)
BANK’S INTERNAL REPORTING POLICIES:
Commercial credits	Ch$	2,836,779	77.7%
Foreign trade loans	428,913		11.7
Factoring loans	204,963		5.6
Leasing loans	110,323		3.0
Other loans	71,549		2.0
Total	Ch$	3,652,527	100.0%

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

In cash management, as of December 31, 2018, we were party to approximately 8,640 payment service contracts and approximately 964 collection service agreements with corporations.  We believe that cash management and payment service contracts, in particular, provide us with a source of low cost deposits and the opportunity to cross sell our products and fees to payees, many of whom maintain accounts with us.  Under our collection contracts, we act as a collection agent for our corporate customers, providing centralized collection services for their accounts receivable and other similar payments.  For the year ended December 31, 2018, joint volumes associated with collection and payment agreements increased by approximately 16.6%.

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

Accordingly, during 2018, our Corporate Area continued to focus on: (i) maximizing cross-selling and profitability at the business relationship level, (ii) improving the customer experience with the bank’s diverse distribution channels and (iii) promoting and motivating the area’s team to encourage “innovation” in all the business aspects managed by account officers. These initiatives are intended to optimize the risk-return relationship of this segment through non-lending revenues and customer proximity. In all of these areas, but particularly in cross-selling, the synergies that arise from the Global Connectivity Agreement with Citigroup have been important when assisting our corporate customers with off shore transactions, derivatives structuring and financial advisory services.

The slowdown evidenced in the local economy over the last four years and, in particular, the significant decrease in overall investment spending across the country, significantly affected the corporate lending business. In 2018, however, driven by the rebound in local investment spending, our Corporate Area began to record quarterly improvements to its loan growth and ended the year with a 10.8% increase in loan balances. In addition, the Corporate Area was able to deal with the effect of increased competition on lending margins by focusing on cross-selling, such as investment banking services offered through our investment banking subsidiary. During 2018, this subsidiary carried out approximately 28 transactions, an increase from the 21 transactions executed in 2017. Also, the subsidiary ranked first in terms of equity and international debt placement deals in the local market while being distinguished as the Best Investment Bank of the Year in Chile by LatinFinance.

The foreign trade business is also managed by our Corporate Area, although balances and results are allocated to different business areas depending on the customer who performs the transaction. It is worth mentioning that during 2018, the foreign trade business recorded a 33.4% increase in loan balances for the Bank as a whole and a 72.2% expansion in the Corporate Area in particular.

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

As of December 31, 2018, we had 9,155 large companies and real estate debtors out of a total of 19,241 core customers (those holding either a current account or a loan with us). Loans granted by the Large Companies and Real Estate Area amounted to Ch$6,410,947 million as of the same date, which represented 23.0% of our total loans.

The following table sets forth the loan portfolio composition of the Large Companies and Real Estate Area, in accordance with our internal reporting policies, as of December 31, 2018:

	As of December 31, 2018
	(in millions of Ch$, except percentages)
BANK’S INTERNAL REPORTING POLICIES:
Commercial credits	Ch$	4,200,059	65.5%
Leasing loans	962,904		15.0
Foreign trade loans	776,416		12.1
Factoring loans	403,467		6.3
Other loans	68,101		1.1
Total	Ch$	6,410,947	100.0%

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

The Large Companies and Real Estate Area aims to provide its customers with excellent service based on proactive financial support that enhances long term relationships with customers.  Over time, the area has developed service models intended to take advantage of synergies arising from the interaction of account and specialized support executives responsible for ensuring comprehensive customer service. These models have enabled the Large Companies and Real Estate Area to strengthen customer relationships and product offerings.

In 2018, the Large Companies and Real Estate Area continued to prioritize a customer centric approach in order to maintain a market-leading position in commercial banking. In addition, during 2018, the Large Companies and Real Estate Area benefited from the moderate recovery in local investment spending and an improvement in business sentiment and consumer confidence, all of which resulted in an increase of 12.0% or Ch$684,728 million, in year-end loan balances granted by the Large Companies and Real Estate Area, especially increasing such balances over the last two quarters, as compared to the decrease of approximately 5.9% in 2017.

In addition to economic recovery, a solid strategy aimed at finding new business opportunities while maintaining a high level of customer satisfaction also contributed to loan growth achieved by the Large Companies and Real Estate Area, with an increase of 18.0% in foreign trade loans balances on an annual basis and an increase of 11.7% in commercial credits.

Our leasing and factoring businesses are part of the Large Companies and Real Estate Area. During 2018, we were particularly active in factoring loans as demonstrated by the 12.3% annual increase in year-end balances recorded by the Bank as a whole, which was primarily due to the 12.9% annual increase posted by the Large Companies and Real Estate area in particular.

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

As of December 31, 2018, our Special Businesses Area had approximately 109 borrowers out of a total of 580 core customers (those holding either a current account or a loan with us). In addition, as of the same date, loans granted by this area accounted for Ch$575,583 million, which represented 2.1% of our total loans.

The following table displays the loan portfolio composition of the Special Businesses Area, in accordance with our internal reporting policies, as of December 31, 2018:

	As of December 31, 2018
	(in millions of Ch$, except percentages)
BANK’S INTERNAL REPORTING POLICIES:
Commercial credits	Ch$	575,495	100.0%
Other loans	88		0.0
Total	Ch$	575,583	100.0%

During 2018 the Special Businesses Area continued to focus on strengthening a comprehensive strategy intended to take advantage of opportunities that arise in the local market within the family office sub-segment. In this group of customers, relationships are crucial and, therefore, this area has concentrated on reinforcing the team’s capabilities while establishing a collaborative work relationship with our subsidiaries Banchile Administradora General de Fondos and Banchile Corredora de Bolsa (jointly Banchile Inversiones) in order to put their wide range of wealth management services and products at the disposal of these customers. As a result, the number of customers managed by the Special Businesses Area that hold commercial relationship with Banchile Inversiones increased by 2.4% on an annual basis. In addition, the Special Businesses Area managed to record an annual increase of 11.5% in total loans during 2018, particularly concentrated in commercial credits and lines of credit.

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

Regarding funding functions carried out by our Treasury, during 2018, we continued to develop a funding diversification strategy by conducting important transactions in Chile and abroad.  This strategy is aimed at maintaining a competitive cost of funding that supports the value offerings we provide to our wide customer base and improving our liquidity by issuing debt of longer maturities that match long-term assets. For that reason, we are continually seeking alternative sources, types of instruments and markets. We generally conduct international bond issuances only if the cost (including costs of interest rate swaps and other transactional expenses) is below the cost of raising funds locally and the currency or interest rate exposure is fully hedged via cross currency swaps.

We are constantly striving to diversify our liability structure in terms of sources, types of instruments and markets with the aim of maintaining a competitive cost of funding and improving our liquidity. Thus, given the tempered recovery shown by our total loan book by the end of the year, we were more cautious and less active than previous years in terms of long-term debt placements, particularly in overseas markets in view of the steady increase in foreign interest rates. Instead, we continued to strengthen our liability structure by taking advantage of specific windows of opportunity abroad while prioritizing issuances in the local debt market, against a low interest rate environment given the expansionary policy set by the Chilean Central Bank. As a result, in 2018 we carried out the following debt placements:

•             Approximately U.S.$1,580 million (mostly denominated in UF) within the local market. These debt placements had maturities ranging from four to 12 years (eight years on average) while bearing premium spreads over the relevant benchmark (Central Bank UF-denominated bonds or BCU rates).

•             A 10-year fixed rate U.S. dollar-denominated unsecured bond in Japan for approximately U.S.$50 million  and

•             A 5-year fixed rate CHF-denominated unsecured bond in Switzerland for approximately U.S.$115 million.

The debt placements carried out in foreign markets above were accompanied by cross currency swap hedge arrangements in order to neutralize any effects associated with changes in foreign exchange that could impact our cost of funding.

In addition, we continued to utilize short-term funding associated with our commercial paper program, which provides us with premium funding for Trade Finance transactions, and during 2018, we issued a total amount of approximately U.S.$1,450 million. As of December 31, 2018 we had an outstanding balance of approximately U.S.$367.1 million.

The funding functions carried out by our Treasury area are complemented by our international area, namely International Financial Institutions (“IFI”), which manages relations with correspondent banks worldwide, facilitating international payments and obtaining foreign currency financing for us.  As of December 31, 2018, we have established a network of approximately 600 foreign banks, among which we maintained credit relationships with approximately 140 correspondent banks, from which we maintained 25 account relationships.  IFI played an important role in structuring international transactions aimed at diversifying our funding.

Regarding the management of our securities portfolio, as of December 31, 2018, the portfolio amounted to Ch$2,798,487 million and was composed of available-for-sale securities that totaled Ch$1,053,191 million and securities held for trading amounting to Ch$1,745,366 million. As for the type of instruments included in our securities portfolio, as of December 31, 2018, 60.3 % consisted of securities issued by the Central Bank and the Chilean government, 27.8% consisted of securities issued by local financial institutions, and 11.9% consisted of securities issued by non-financial Chilean corporate issuers and other securities. Our investment strategy is designed to supplement our expected profitability, risks and economic variable projections while adhering to the regulatory guidelines and internal limits defined by our finance committee.  In this regard, neither proprietary trading nor speculation on equity holdings are business goals for us and, therefore, equity instruments only represented 0.3% of our investment portfolio as of December 31, 2018.

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

The following table sets forth information with respect to our financial services subsidiaries in accordance with our internal reporting policies as of December 31, 2018:

	Assets		Equity		Net Income
	(in millions of Ch$)
BANK’S INTERNAL REPORTING POLICIES
Banchile Corredores de Bolsa S.A.	Ch$	827,686	Ch$	93,406	Ch$	19,355
Banchile Administradora General de Fondos S.A.	71,538		59,256		20,505
Banchile Corredores de Seguros Ltda.	17,861		7,594		4,376
Socofin S.A.	10,069		2,250		727
Banchile Asesoria Financiera S.A	2,660		2,067		1,888
Banchile Securitizadora S.A	370		302		(118)
Total	Ch$	930,184	Ch$	164,875	Ch$	46,733

The following table sets forth information with respect to our ownership interest in our financial services subsidiaries as of December 31, 2018:

	Ownership Interest
	Direct (%)	Indirect (%)	Total (%)
Banchile Administradora General de Fondos S.A.	99.98	0.02	100.00
Banchile Asesoría Financiera S.A.	99.96	—	99.96
Banchile Corredores de Seguros Ltda.	99.83	0.17	100.00
Banchile Corredores de Bolsa S.A.	99.70	0.30	100.00
Banchile Securitizadora S.A.	99.01	0.99	100.00
Socofin S.A.	99.00	1.00	100.00

During 2014, we began a voluntary dissolution process for Banchile Trade Services Limited in Hong Kong, which was formally declared dissolved on July 5, 2016.

On December 19, 2016, Banco de Chile acquired all of the shares of Promarket S.A. and that subsidiary was dissolved.

Securities Brokerage Services

We provide securities brokerage services through Banchile Corredores de Bolsa S.A. is registered as a securities broker with the CMF, the regulator of Chilean publicly listed companies, and is a member of the Santiago Stock Exchange and the Chilean Electronic Stock Exchange. Since it was founded in 1989, Banchile Corredores de Bolsa S.A. has provided stock brokerage services, fixed income investments and foreign exchange products to individuals and companies through our branch network. In early 2009, Citibank Agencia de Valores S.A. merged with Banchile Corredores de Bolsa S.A.

During the year ended December 31, 2018, Banchile Corredores de Bolsa S.A. recorded an aggregate stock trading turnover on the Santiago Stock Exchange and the Chilean Electronic Stock Exchange that amounted to approximately Ch$11,145,022 million, which represented a 13.5% market share within the Chilean stock market.

Also, as of December 31, 2018, Banchile Corredores de Bolsa S.A. had equity amounting to Ch$93,406 million and, for the year ended December 31, 2018, recorded net income of Ch$19,355 million, which represented 3.2% of our consolidated net income for that period (under the bank’s internal reporting policies).

Mutual and Investment Fund Management

Since 1980, we have provided mutual fund management services through Banchile Administradora General de Fondos S.A. (formerly Banchile Administradora de Fondos Mutuos S.A.). As of December 31, 2018, according to data published by the Chilean Mutual Funds Association, Banchile Administradora General de Fondos S.A. was the largest mutual fund manager in Chile, managing approximately 21.1% of all Chilean mutual funds’ assets.  Also, as of December 31, 2018, Banchile Administradora General de Fondos S.A. operated 58 mutual funds and had Ch$6,958,141 million in assets under management owned by 597,754 corporate and individual investors. As of the same date, Banchile Administradora General de Fondos S.A. operated 30 public investment funds. Banchile managed Ch$1,348,038 million in net assets associated with these public investment funds on behalf of 1,469 participants. As of December 31, 2018, Banchile did not manage private investment funds. During 2018, Banchile Administradora General de Fondos S.A. created four new mutual funds and seven new public investment funds.

The following table sets forth information regarding the various mutual funds managed by Banchile Administradora General de Fondos S.A. as of December 31, 2018:

		As of December 31, 2018
Name of Fund	Type of Fund	Net Asset Value (in millions of Ch$)	Number of Investors

Ahorro	Fixed income (medium/long term)	306,043	33,218
Alianza	Fixed income (medium/long term)	97,890	30,432
Asia	Equity	8,171	10,955
Asiatico Accionario	Equity	13,568	10,775
Banchile-Acciones	Equity	40,504	6,583
Booster Acciones Europa Iii	Structured	2,212	87
Capital Efectivo	Fixed income (short term)	464,762	7,921
Capital Empresarial	Fixed income (short term)	1,264,214	15,391
Capital Financiero	Fixed income (short term)	672,254	17,105
Chile 18 Q	Equity	34,581	13,889
Corporate Dollar	Fixed income (short term)	471,433	22,113
Crecimiento	Fixed income (medium/long term)	88,368	31,618
Deposito Xxi	Fixed income (medium/long term)	290,362	40,548
Deuda Dolar	Fixed income (medium/long term)	25,617	780
Deuda Estatal Uf 3-5	Fixed income (medium/long term)	18,565	23,497
Disponible	Fixed income (short term)	61,482	34,761
Emerging	Equity	22,370	15,396
Emerging Market	Equity	6,447	792
Estrategia Agresiva	Blend	6,938	756
Estrategia Cons	Blend	30,759	2,575
Estrategia Moderada	Blend	35,392	2,553
Estrategico	Fixed income (medium/long term)	757,486	28,738
Europa Desarrollada	Equity	25,832	15,161
Fondo Mutuo Booster Acciones Brasil	Structured	4,991	204
Fondo Mutuo Booster Acciones Emerg Ii	Structured	2,822	124
Fondo Mutuo Booster Acciones Emergentes	Structured	3,549	143
Fondo Mutuo Booster Acciones Europa Ii	Structured	7,976	365
Fondo Mutuo Booster Acciones Japón Ii	Structured	4,344	149
Fondo Mutuo Chile Blue Chip Index Fund	Equity	12,978	5
Fondo Mutuo Cobertura Deuda Global	Fixed income (medium/long term)	14,557	13,515
Fondo Mutuo Depósito Plus Viii	Structured	8,098	425
Fondo Mutuo Estructurado Bonos Uf Plus I	Structured	10,133	374
Global Dollar	Equity	16,150	442
Global Mid Cap	Equity	8,625	1,145
Horizonte	Fixed income (medium/long term)	310,140	30,369
Inversion Brasil	Equity	3,979	728
Inversion China	Equity	2,374	559
Inversion Usa	Equity	60,112	16,007
Inversiones Alternat	Blend	22,924	13,577
Inversionista I	Equity	38,657	406
Japón Accionario	Equity	5,932	13,851
Latam Corporate Investment Grade	Fixed income (medium/long term)	34,530	1,638
Latam Mid Cap	Equity	14,331	16,162
Liquidez 2000	Fixed income (short term)	529,857	52,330
Mid Cap	Equity	15,235	3,015
Port Act Agresivo	Blend	18,432	1,114
Port Act Controlado	Blend	80,484	2,087
Port Act Defensivo	Fixed income (medium/long term)	269,336	6,829
Port Act Equilibrado	Blend	86,187	3,225
Port Act Moderado	Blend	198,110	5,558
Port Act Potenciado	Blend	29,581	1,923
Quant Global	Blend	1,460	211
Renta Futura	Fixed income (medium/long term)	191,424	8,303
Retorno L.P. Uf	Fixed income (medium/long term)	90,500	25,815
Second Best Acciones Latam - Asia Emerg	Structured	4,808	143
U.S. Dollar	Equity	14,998	603
Us Mid Cap	Equity	14,376	1,385
Utilidades	Fixed income (medium/long term)	80,898	9,381
Total		6,958,141	597,754

The following table sets forth information regarding the public investment funds managed by Banchile Administradora General de Fondos S.A. as of December 31, 2018:

	As of December 31, 2018
Name of Fund	Net Asset Value (in millions of Ch$)	Number of Investors
Small Cap	198,428	18
Latam Small Mid Cap	15,538	4
Banch. Plusvalia Eficiente	16,988	19
Banchile Rentas Inmobiliarias I	36,617	110
Inmobiliario VI	1,477	4
Inmobiliario VII	1,130	14
Latam Corp.High Yield	13,089	151
Minero Asset Chile	82	29
Renta Habitacionales	3,017	55
Deuda Chilena	510,552	275
Deuda Global	3,969	6
Inmobiliario VIII	11,862	2
Market Plus Global	63,589	4
Market Plus EEUU	23,090	2
Usa Equity	29,576	6
Europe Equity	13,739	6
Deuda Corp. 3-5 Años	58,531	26
Emerging Equity	10,125	3
Estrategias Alternativas	4,636	2
Deuda Argentina	7,453	7
Deuda Alto Rendimiento	122,737	11
Desarr.Y Rtas.Resid.	5,936	284
Inver.Inmobiliario IX	14,833	303
Marketplus Europa	5,839	2
United States Property Fund VI	2,109	16
Marketplus Emergente	4,942	3
Desarrollo Inmobiliario Peru-Colombia	7,020	10
Chile Blend	137,831	18
Inmob.Capitolio	13,592	29
Rentas Inmob. Jda 700 Peru	9,711	50
Total	1,348,038	1,469

As of December 31, 2018, Banchile Administradora General de Fondos S.A. had equity of Ch$59,256 million and, for the year ended December 31, 2018, net income of Ch$20,505 million, which represented 3.4% of our 2018 consolidated net income (under the bank’s internal reporting policies).

Insurance Brokerage

We provide insurance brokerage services to our customers through Banchile Corredores de Seguros Limitada (Banchile Corredores de Seguros LTDA.). In 2000, we began to offer life insurance policies associated with consumer loans and non-credit related insurance to our individual customers and the general public. As of December 31, 2018, Banchile Corredores de Seguros Limitada had equity of Ch$7,594 million and, for the year ended December 31, 2018 it recorded net income of Ch$4,376  million, which represented 0.7% of our 2018 consolidated net income (under the bank’s internal reporting policies). According to data published by the CMF, as of December 31, 2018, Banchile Corredores de Seguros Limitada had a 5.3% market share in the total amount of life and casualty insurance policies (in Chilean pesos) sold by insurance brokerage companies in Chile, excluding life annuities.

Financial Advisory Services

We provide financial advisory and other investment banking services to our customers through Banchile Asesoría Financiera S.A.  The services offered by Banchile Asesoría Financiera S.A. are primarily targeted to our corporate customers and include advisory services concerning mergers and acquisitions, restructuring, project finance and strategic alliances.  As of December 31, 2018, Banchile Asesoría Financiera S.A. had equity of Ch$2,067 million and, for the year ended December 31, 2018, recorded net income of Ch$1,888 million, which represented 0.3% of our 2018 consolidated net income (under the bank’s internal reporting policies).

Securitization Services

We offer investment products to meet the needs of institutional investors, such as private pension funds and insurance companies, through Banchile Securitizadora S.A.  This subsidiary securitizes financial assets, and issues debt instruments with credit ratings that can be traded in the Chilean marketplace, backed by a bundle of revenue producing assets of the client company.  As of December 31, 2018, Banchile Securitizadora S.A. had equity of Ch$302 million and, for the year ended December 31, 2018, the subsidiary reported a net loss of Ch$118 million (under bank’s internal reporting policies). Also as of December 31, 2018, Banchile Securitizadora S.A. had a 14.5% market share in the total volume of assets securitized in Chile. This market share refers to the percentage of existing stock of securitized assets as of the mentioned date.

Collection Services

Socofin S.A. provides judicial and extra judicial loan collection services to the Bank.  As of December 31, 2018, Socofin S.A. had equity of Ch$2,250 million and, for the year ended December 31, 2018, net income of Ch$727 million (under the bank’s internal reporting policies).

Distribution Channels and Electronic Banking

Our distribution network provides integrated financial services and products to our customers through a wide range of channels.  The network includes ATMs, branches, internet-based banking platforms, mobile banking applications and call centers.

As of December 31, 2018, we had a network of 390 retail branches throughout Chile. Our branch system serves as a distribution network for all of the products and services offered to our customers.  Our full-service branches accept deposits, cash withdrawals, offer the full range of our retail banking products, such as consumer loans, credit cards, mortgage loans and current accounts, and provide financial and non-financial information to current and potential customers. As of December 31, 2018, we had 1,485 ATMs that were part of a larger network of 7,254 ATMs operating in Chile, of which 4,583 ATMs operate under a network managed by Redbanc S.A.

We also offer electronic banking services to our customers 24 hours a day through our website, www.bancochile.cl, which has tailored homepages for the different segments we serve.  Thus, by accessing our website, our individual customers may execute electronic money transfers, access their account balances, pay utilities bills, apply for loans, make time deposits, purchase insurance premiums, invest in mutual funds, and so on. On the other hand, our corporate homepage offers a broad range of services, including the payment of bills, electronic fund transfers, non-charge orders, as well as a wide variety of account inquiries.  These services include our office banking service, Banconexion Web for Enterprises, which enables our corporate customers to perform all of their banking transactions from their offices.  Our homepage also offers products with exclusive benefits provided by our customer loyalty marketing programs, which enhance our relationships with customers.  Through the jointly administered website of Banchile Administration General de Fondos and Banchile Corredora de Bolsa, our mutual funds and securities brokerage subsidiaries, respectively, we also provide customers interested in investing and saving their funds with an internet-based platform on which they can trade stocks and currencies, make time deposits and take positions in mutual funds, foreign stock markets, investments funds and derivatives.  Our foreign trade customers can rely on our international business homepage, www.bancochile.com, which enables them to inquire about the status of their foreign trade transactions and perform transactions, such as opening letters of credit, recording import collection and hedging on instructions and letters of credit.

Also, we provide our customers with access to a 24-hour phone-bank through which they can access account information and execute certain transactions.  This service, through which we receive over 476,449 calls per month on average, has enabled us to develop customer loyalty campaigns, sell financial products and services, answer specialized inquiries and receive and resolve complaints by customers and non-customers.

Lastly, over the last four years we have devoted efforts to enhance our mobile banking platforms by developing and launching diverse applications.  In 2014, we released the mobile applications MiBanco | MiPago | MiBeneficio. Similarly, in 2015 we launched MiCuenta | MiPass | MiSeguro. MiBanco is a mobile banking platform that enables our customers to perform most of the operations they can execute on our website, such as accessing their account balances, making bill payments and electronic money transfers, carrying out cash advances from credit cards to checking accounts.  MiPago is a specialized mobile application that permits requests for reimbursements from other Banco de Chile’s customers and performs the transaction by generating and scanning a QR code, which reinforces the security standards for these types of operations. MiCuenta is a mobile application that enables users to make monthly payments associated with utility bills and other types of services. MiPass is a password-generating application that, among other features, allows users to set a list of money transfer recipients to make transfers without requiring another password-generating device. In 2017, we continued to expand our digital banking offerings by launching the new mobile application called MiInversion. This application serves as a portfolio management mobile platform for retail customers by enabling them to manage their investments in equity, fixed-income and mutual funds. Furthermore, in 2017 we added new functionalities to these mobile applications by incorporating an On/Off service for credit and debit cards in case of theft, misplacement or other security issues detected by the user, authorization of web transactions with MiPass, biometric access to MiBanco through fingerprint, onsite payment in shops and commerce through MiPago, among other features. Likewise, in 2018, we also added new functionalities by expanding our RedGiro service to permit our clients to perform transactions through their smartphones and added new functionalities to MiInversion, launched in 2017, through which our customers are able to invest in time deposits while exchanging foreign currency.

The following table sets forth information regarding the evolution of the amount of transactions carried out by customers and non-customers in our diverse distribution channels, as of December 31, 2016, 2017 and 2018:

	For the Year Ended December 31,			% Increase (Decrease)
	2016	2017	2018	2016/2017	2017/2018
	(in millions of transactions)
BANK’S MANAGEMENT INFORMATION SYSTEM
Teller	42.7	40.2	40.3	(5.8)%	0.1%
ATMs	107.3	116.2	125.3	8.4	7.8
Website
Monetary Transactions	37.7	42.0	45.7	11.4	8.9
Non-monetary transactions	318.3	295.5	305.4	(7.2)	3.4
Mobile Banking	12.2	21.8	35.1	79.5	60.8%
Total	518.2	515.7	551.8	(0.5)%	7.0%

Competition

Overview

The Chilean market for banking and other financial services is highly and increasingly competitive and consists of various market sectors.  The most important sector is commercial banking with total loans (excluding operations of subsidiaries abroad) representing 86.9% of the Chilean GDP as of December 31, 2018. As of the same date, the Chilean banking industry consisted of 19 banks, 18 of which were private sector banks and one state-owned bank, namely, Banco del Estado. As of December 31, 2018, the six largest Chilean banks accounted for approximately 87.6% of all outstanding loans granted by Chilean financial institutions (excluding operations of subsidiaries abroad):  Banco Santander—Chile (18.3%), Banco de Chile (16.9%), Banco del Estado (14.5%), Banco de Crédito e Inversiones (“BCI”) (13.9%), Scotiabank (13.8%) and Banco Itaú-Corpbanca (10.2%).

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

Within the local banking industry, our primary competitors are the main private sector commercial banks in Chile, namely, Banco Santander—Chile, BCI, Scotiabank, and Itaú-Corpbanca.  Nevertheless, we also face competition from Banco del Estado, a state-owned bank, which has a larger customer base than we do. Banco del Estado, which operates under the same regulatory regime as Chilean private sector banks, was the third largest bank in Chile as of December 31, 2018, with outstanding total loans of Ch$23,934,547 million, representing a 14.5% market share (excluding operations of subsidiaries abroad), according to data published by the SBIF.

In the retail market, we compete with other private sector Chilean banks, as well as with Banco del Estado, which has a large individual customer base.  Among private sector banks, we believe our strongest competitors in this market are Banco Santander—Chile, Scotiabank and BCI, as these banks have developed diversified business strategies focused on both small and medium-sized companies and lower to middle income segments of the Chilean population.  In addition, we believe our strongest competitors in the high income individual segment are Banco Santander—Chile, Banco Itaú-Corpbanca, Banco Bice and Banco Security, as these banks rely on specialized business models that provide wealth management and traditional banking services, as we do.

Historically, commercial banks in Chile have competed in the retail market against each other, and finance companies and department stores, with the latter two having traditionally been focused on consumer loans to low and middle-income segments.  However, finance companies gradually disappeared between the 1990s and 2000s, as most of them merged into the largest commercial banks that dominate the Chilean banking industry today.  Also, by the end of 1990s, the Chilean financial industry witnessed the rise of non-traditional banking competitors, such as large department stores.  During the 2000s, these players gained increasing significance in the consumer lending sector, as they were permitted to issue financial products such as credit cards.  Currently, there are two consumer oriented banks affiliated with Chile’s largest department stores: Banco Falabella and Banco Ripley.  Although these banks had a combined market share (excluding operations of subsidiaries abroad) of only 2.7% as of December 31, 2018, according to the SBIF, the presence of these banks is likely to make consumer banking more competitive over the next few years, especially within the lower income segment. As of December 31, 2018, the consumer loans granted jointly by these banks represented a 15.9% of the total consumer loans rendered by the industry (excluding operations of subsidiaries abroad).

In the wholesale market, we believe our strongest competitors are also Banco Santander—Chile, BCI, Itaú-Corpbanca and Scotiabank. Similarly, we believe these banks are our most significant competitors in the small and medium sized companies’ business segment.

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

Mergers and Acquisitions

Regarding mergers and acquisitions events in the local banking industry, most of these transactions have involved international players seeking to participate in the local market.

In recent years, for example, in 2013 Corpbanca’s controlling shareholders announced their intention to sell part of their stake to a local or international player.  On January 29, 2014, Corpgroup (the controlling shareholder of Corpbanca) accepted the bid of Brazil’s Itau Unibanco, through which Itau merged its own Chilean and Colombian subsidiaries with Corpbanca.  The merger was approved by the SBIF in September 2015 and Banco Itaú Chile became Banco Itaú-Corpbanca. The merged company started operations on April 1, 2016. As of December 31, 2018, the merged bank, which finally adopted the brand name Banco Itaú Corpbanca, had a 10.2% market share, excluding operations of subsidiaries abroad.

In addition, consolidation and overseas expansion has emerged as a means of inorganic growth for local banks.  For example, in 2012, Corpbanca, ranked fourth among Chilean private sector banks in terms of total loans as of December 31, 2011, acquired a former Santander Group’s subsidiary in Colombia and consolidated its balance sheet and results of operations beginning May 31, 2012.  Also, by the end of 2012, Corpbanca made a bid for acquiring Helm Bank in Colombia.  According to publicly available information, the bid process was completed and fully authorized by the SBIF in July 2013 and Corpbanca started to consolidate the balance sheet of this new subsidiary beginning August 31, 2013. Given the merger between Banco Itaú Chile and Corpbanca in 2016, assets held by former Corpbanca subsidiaries in Colombia were integrated into the merged bank. Hence, as of December 31, 2018, loans associated with Banco Itaú-Corpbanca’s operations in Colombia amounted to Ch$4,698,880 million and represented 2.8% of the industry’s total loans.

Similarly, by the end of May 2013, BCI—the third largest private sector bank in Chile in terms of total loans as of December 31, 2018, with a 13.9% market share (excluding operations of subsidiaries abroad)—announced the acquisition of the City National Bank (CNB), headquartered in the United States.  According to public information published by the SBIF, the process was fully authorized and completed in October 2015 and BCI started to consolidate the balance sheet on the same date. Furthermore, in December 2017, BCI—through CNB—announced its intention to acquire the 100% of Totalbank (based in the United States) shares from Banco Santander for an amount of approximately U.S.$530 million. This acquisition was formally completed in June 2018, resulting in BCI recording a notable increase in its international presence in terms of total loans. As of December 31, 2018, loans associated with BCI’s operation in the United States amounted to Ch$7,191,342 million and represented 4.4% of the industry’s total loans.

On December 5, 2017, Scotiabank Chile announced that BBVA formally accepted Scotiabank Chile’s bid to acquire 68.2% of BBVA Chile shares for an amount of approximately U.S.$2,200 million. In January 2018, Scotiabank requested the SBIF’s authorization for this transaction, which was granted in March 2018. The merger was completed in September 2018 after receiving SBIF approval at the end of August 2018. As of December 31, 2018, the market share of the merged bank in terms of total loans was 13.8%, excluding foreign subsidiaries.

In addition, over the last two years, some of our banking competitors have acquired the lending business of certain non-banking credit card issuers, primarily related to credit cards, as permitted by the Chilean regulator since 2018. For example, on December 19, 2017, BCI agreed to acquire Walmart Chile Servicios Financieros for an amount of approximately U.S.$148 million. Walmart Chile Servicios Financieros managed two types of credit cards and had approximately 1.4 million credit card holders. The SBIF approved this acquisition in November 2018. Similarly, on May 31, 2018, Promotora CMR Falabella S.A. merged into Banco Falabella. By means of this acquisition, Banco Fallabella added approximately 1.2 million credit account holders The SBIF approved this transaction in October 2018 and the integration process was fully completed in December 2018. As a result, as of December 31, 2018, Banco Falabella became the largest bank in Chile in terms of issued credit cards.

On March 27, 2019 Banco Santander Chile announced that it had entered into an agreement with SKBergé Financiera S.A. to acquire a 49% of the ownership of Santander Consumer Chile S.A. for an amount of approximately Ch$59,063.5 million. The remaining 51% is, and will remain owned, by Banco Santander S.A. (Spain), which is the parent company of Banco Santander Chile. As a result of this transaction, Banco Santander Chile will enter into the automotive financing business. The transaction is still pending approval by the regulatory authorities.

Changes in Banking Players

During 2014 the Chilean banking industry witnessed the entry of new market players and changes in the ownership structure of certain competitors.  By the end of August 2014, Banco International announced the intention of Inversiones la Construcción (“ILC”) to take control of the bank by acquiring a 50.1% stake from the controlling shareholder, “Baninter”. Banco Internacional is a small bank within the Chilean banking industry and is mostly focused on the wholesale banking segment. As of December 31, 2018, Banco Internacional’s loan book represented 1.0% of the total outstanding loans of the industry (excluding operations of subsidiaries abroad).

Furthermore, on May 30, 2014, the SBIF authorized the existence and approved the bylaws of “Banco BTG Pactual Chile.” This bank, a Chilean subsidiary of Brazil-based bank BTG Pactual, was already operating in the Chilean financial industry since 2012, providing stock brokerage, mutual funds management and investment banking services. Banco BTG Pactual Chile received the final authorization to operate as a commercial bank on December 31, 2014 and officially started its commercial operations on January 23, 2015. As of December 31, 2018, the loan book of Banco BTG Pactual Chile represented only 0.27% of the total outstanding loans of the industry (excluding operations of subsidiaries abroad).

In 2016, Deustche Bank Chile closed its operations in many Latin American countries including Chile. Deustche Bank’s participation in the Chilean Banking industry accounted for 0.5% in terms of total assets as of December 31, 2015. Similarly, in 2018, the SBIF approved Banco de la Nación Argentina’s request to close its business in Chile.

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

Below there is a set of tables and figures for the years ended December 31,  2016, 2017 and 2018 that show our position within the Chilean financial industry.  The market information is set forth under Chilean GAAP as published by the SBIF and—unless otherwise indicated—excludes data related to operations of subsidiaries abroad. Also, as a result of the merger between Banco Itaú Chile and Corbanca, and between Scotiabank Chile and BBVA, figures for years before 2017 and 2018, respectively, unless otherwise indicated have been computed on a pro forma basis.

Balance Sheet

The following table sets forth certain statistical information on the Chilean financial system as of December 31, 2018, according to information published by the SBIF under Chilean GAAP:

	As of December 31, 2018
	(in millions of Ch$, except percentages)
	Assets		Loans(1)(2)		Deposits(2)		Equity(3)
	Amount	Share	Amount	Share	Amount	Share	Amount	Share
CHILEAN GAAP:
Private sector banks	206,058,409	83.7%	141,203,839	85.5%	100,550,839	79.0%	19,076,935	91.8%
Banco del Estado	40,221,529	16.3%	23,934,547	14.5%	26,687,785	21.0%	1,713,584	8.2%
Total banking system	246,279,938	100.0%	165,138,386	100.0%	127,238,624	100.0%	20,790,519	100.0%

Source:  SBIF

(1)         Loans to customers.  Interbank loans are not included.

(2)         Excludes operations of subsidiaries abroad.

(3)         For purposes of this table, equity includes capital and reserves, net income for the period and provisions for minimum dividends.

Loans

We had total loans of Ch$27,914,322 million as of December 31, 2018, according to information published by the SBIF under Chilean GAAP.  The following table sets forth our market share and the market share of our principal private sector competitors in terms of total loans, as of the dates indicated, according to information published by the SBIF under Chilean GAAP:

	Total Loans(1)(2)(3)(4)
	As of December 31,
	2016	2017	2018
CHILEAN GAAP:
Banco Santander—Chile	19.1%	18.7%	18.3%
Banco de Chile	18.0	17.2	16.9
Banco de Crédito e Inversiones	13.3	13.6	13.9
Scotiabank	12.8	13.7	13.8
Banco Itaú-Corpbanca	11.4	10.8	10.2
Total market share	74.6%	74.0%	73.1%

Source:  SBIF

(1)         Allowances for loan losses not deducted.

(2)         Excludes operations of subsidiaries abroad.

(3)         Itaú-Corpbanca in pro forma basis for 2016.

(4)       Scotiabank on pro forma basis for 2016 and 2017 following the merger with BBVA Chile.

Credit Quality

The following table sets forth the ratio of allowances to total loans of the largest private banks in Chile and that of the Chilean financial system as a whole (including such banks) as of December 31, 2016, 2017 and 2018, according to information published by the SBIF under Chilean GAAP:

	Allowances to Total Loans(1)(2)(3)
	As of December 31,
	2016	2017	2018
CHILEAN GAAP:
Banco de Crédito e Inversiones	1.66%	1.63%	1.85%
Scotiabank	2.00	2.09	2.16
Banco de Chile	2.40	2.19	2.17
Banco Santander—Chile	3.05	2.96	2.63
Banco Itaú-Corpbanca	2.84	3.29	3.10
Financial system	2.53%	2.51%	2.46%

Source:  SBIF

(1)         Includes operations of subsidiaries abroad.

(2)         Itaú-Corpbanca in pro forma basis for 2016.

(3)         Scotiabank on pro forma basis for 2016 and 2017 following the merger with BBVA Chile.

The following table sets forth the ratio of past due loans (90 days or more) over total loans for the largest private banks in Chile as of December 31, 2016, 2017 and 2018 on an individual basis, according to information published by the SBIF under Chilean GAAP:

	Past Due Loans to Total Loans(1)(2)(3)
	As of December 31,
	2016	2017	2018
CHILEAN GAAP:
Banco de Chile	1.15%	1.19%	1.09%
Banco de Crédito e Inversiones	1.44	1.41	1.37
Scotiabank	2.47	2.41	1.66
Banco Santander-Chile	2.09	2.30	2.09
Banco Itaú-Corpbanca	1.68	2.26	2.10
Financial system	1.87%	1.95%	1.91%

Source:  SBIF

(1)         Past Due loans refer to loans 90 days or more past due, including installments that are overdue and the remaining amount of principal and interest.

(2)         Itaú-Corpbanca in pro forma basis for 2016.

(3)         Scotiabank on pro forma basis for 2016 and 2017 following the merger with BBVA Chile.

Deposits

We had total deposits (including demand deposits and time deposits) of Ch$20,240,662 million as of December 31, 2018, according to information published by the SBIF under Chilean GAAP.  The following table sets forth the market shares in terms of total deposits for private banks as of December 31, 2016, 2017 and 2018 on a consolidated basis, according to information published by the SBIF under Chilean GAAP:

	Total Deposits(1)(2)(3)
	As of December 31,
	2016	2017	2018
CHILEAN GAAP:
Banco Santander—Chile	18.0%	16.6%	17.1%
Banco de Chile	16.4	16.0	15.9
Banco de Crédito e Inversiones	12.5	13.0	13.1
Scotiabank	11.3	11.7	11.7
BBVA Itaú-Corpbanca	9.8	8.7	8.3
Total market share	68.0%	66.0%	66.1%

Source:  SBIF

(1)         Excludes operations of subsidiaries abroad.

(2)         Itaú-Corpbanca in pro forma basis for 2016.

(3)         Scotiabank on pro forma basis for 2016 and 2017 following the merger with BBVA Chile.

Capital and Reserves

The following table sets forth year-end balances of capital and reserves for the largest private banks in Chile as of December 31, 2016, 2017 and 2018 according to information published by the SBIF under Chilean GAAP:

	Capital and Reserves(1)(2)(3)(4)
	As of December 31,
	2016		2017		2018
CHILEAN GAAP:
Banco Itaú-Corpbanca	Ch$	3,403,266	Ch$	3,359,617	Ch$	3,427,179
Banco de Crédito e Inversiones	2,280,605		2,468,304		3,181,307
Banco de Chile	2,620,395		2,842,610		3,014,690
Banco Santander - Chile	2,567,396		2,712,692		2,871,378
Scotiabank	1,613,476		1,749,850		2,034,269

Source:  SBIF

(1)         Capital and Reserves equals to total equity before provisions for minimum dividends and net income for the period.

(2)         Includes operations of subsidiaries abroad.

(3)         Itaú-Corpbanca in pro forma basis for 2016.

(4)         Scotiabank on pro forma basis for 2016 and 2017 following the merger with BBVA Chile.

Net Income attributable to equity holders

The following table sets forth the market shares in net income attributable to equity holders for private sector banks as of December 31, 2016, 2017 and 2018, according to information published by the SBIF under Chilean GAAP:

	Net Income(1)(2)(3)
	As of December 31,
	2016	2017	2018
CHILEAN GAAP:
Banco de Chile	28.4%	26.1%	25.3%
Banco Santander—Chile	24.3	25.6	25.2
Banco de Crédito e Inversiones	17.5	16.9	16.9
Banco Itaú-Corpbanca	0.1	2.6	7.3
Scotiabank	9.5	9.5	5.5
Total Market Share	79.8%	80.7%	80.2%

Source:  SBIF

(1)         Includes operations of subsidiaries abroad.

(2)         Itaú-Corpbanca in pro forma basis for 2016.

(3)         Scotiabank on pro forma basis for 2016 and 2017 following the merger with BBVA Chile.

Return on Capital and Reserves

The following table sets forth our return attributable to equity holders on capital and reserves and the returns attributable to equity holders on capital and reserves of our principal private sector competitors and the Chilean banking industry as a whole, in each case as of December 31, 2016, 2017 and 2018, according to information published by the SBIF under Chilean GAAP:

	Return on Capital and Reserves(1)(2)(3)(4)
	Year Ended December 31,
	2016	2017	2018
CHILEAN GAAP:
Banco Santander—Chile	18.4%	20.8%	20.6%
Banco de Chile	21.1	20.3	19.7
Banco de Crédito e Inversiones	14.9	15.0	12.4
Scotiabank	11.4	12.0	6.4
Banco Itaú-Corpbanca	0.1	1.7	5.0
Financial System average	11.7%	12.8%	12.2%

Source:  SBIF

(1)         Corresponds to net income attributable to equity holders divided by the year-end balance of Capital and Reserves.

(2)         Includes operations of subsidiaries abroad.

(3)         Itaú-Corpbanca in pro forma basis for 2016.

(4)         Scotiabank on pro forma basis for 2016 and 2017 following the merger with BBVA Chile.

Operating Revenues

The following table sets forth the market shares in terms of operating revenues for private banks as of December 31, 2016, 2017 and 2018, on a consolidated basis, according to information published by the SBIF under Chilean GAAP:

	Operating Revenues(1)(2)(3)
	As of December 31,
	2016	2017	2018
CHILEAN GAAP:
Banco de Chile	19.5%	18.0%	18.3%
Banco Santander—Chile	19.1	19.2	18.1
Banco de Crédito e Inversiones	14.5	14.6	15.5
Banco Itaú-Corpbanca	9.6	11.1	12.2
Scotiabank	10.6	11.0	8.3
Total Market Share	73.2%	73.9%	72.4%

Source:  SBIF

(1)         Includes operations of subsidiaries abroad.

(2)         Itaú-Corpbanca in pro forma basis for 2016.

(3)         Scotiabank on pro forma basis for 2016 and 2017 following the merger with BBVA Chile.

Operating Margin

The following table sets forth the operating margins for private banks as of December 31, 2016, 2017 and 2018, on a consolidated basis, according to information published by the SBIF under Chilean GAAP:

	Operating Margin(1)(2)(3)
	As of December 31,
	2016	2017	2018
CHILEAN GAAP:
Banco de Chile	5.9%	5.9%	6.1%
Banco Santander—Chile	5.6	5.9	5.6
Banco Itaú-Corpbanca	4.2	4.4	5.1
Banco de Crédito e Inversiones	4.9	4.9	4.8
Scotiabank	4.4	4.6	3.4
Financial System average	4.8%	5.1%	5.1%

Source:  SBIF

(1)         Includes operations of subsidiaries abroad.

(2)         Itaú-Corpbanca in pro forma basis for 2016.

(3)         Scotiabank on pro forma basis for 2016 and 2017 following the merger with BBVA Chile.

Operating Expenses

The following table sets forth the market shares in terms of operating expenses for private sector banks as of December 31, 2016, 2017 and 2018, on a consolidated basis, according to information published by the SBIF under Chilean GAAP:

	Operating Expenses(1)(2)(3)
	As of December 31,
	2016	2017	2018
CHILEAN GAAP:
Scotiabank	6.2%	6.2%	8.3%
Banco Itaú-Corpbanca	12.8	14.4	14.3
Banco Santander—Chile	15.9	16.0	14.6
Banco de Chile	16.3	15.6	16.2
Banco de Crédito e Inversiones	14.4	14.7	16.5
Total Market Share	65.6%	66.9%	69.9%

Source:  SBIF

(1)         Includes operations of subsidiaries abroad.

(2)         Itaú-Corpbanca in pro forma basis for 2016.

(3)         Scotiabank on pro forma basis for 2016 and 2017 following the merger with BBVA Chile.

Efficiency

The following table sets forth the efficiency ratios of the largest private Chilean banks as of December 31, 2016, 2017 and 2018, according to information published by the SBIF under Chilean GAAP:

	Efficiency Ratio(1)(2)(3)(4)
	As of December 31,
	2016	2017	2018
CHILEAN GAAP:
Banco Santander—Chile	45.6%	44.3%	41.5%
Banco de Chile	45.4	46.2	45.3
Scotiabank	58.6	53.0	51.5
Banco de Crédito e Inversiones	54.2	53.7	54.5
Banco Itaú-Corpbanca	72.7	69.2	60.2
Financial System average	54.5%	53.2%	51.3%

Source:  SBIF

(1)         Operating expenses divided by operating revenue.

(2)         Includes operations of subsidiaries abroad.

(3)         Itaú-Corpbanca in pro forma basis for 2016.

(4)         Scotiabank on pro forma basis for 2016 and 2017 following the merger with BBVA Chile.

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

The Superintendency of Banks (“SBIF”)

As of this date, Chilean banks are supervised and regulated by the SBIF, a Chilean governmental agency. In accordance with recent modifications introduced to the General Banking Law, the Financial Market Commission (“CMF”) will assume all the powers and authorities currently vested on the SBIF and replace it as the Chilean banking regulator no later than January 2020. For more information on the timeframe for such replacement and further amendments introduced to the General Banking Act, see “Item 4.  Information on the Company—Regulation and Supervision— New Modifications to the General Banking Act”

The SBIF authorizes the creation of new banks and has broad powers to interpret and enforce legal and regulatory requirements applicable to banks and financial institutions.  Furthermore, in cases of noncompliance with its legal and regulatory requirements, the SBIF has the ability to impose sanctions.  In extreme cases, it can appoint, with the prior approval of the board of directors of the Central Bank, a provisional administrator to manage a bank.  It also has the mandate to approve any amendment to a bank’s bylaws or any increase in its capital.

The SBIF examines all banks from time to time, usually at least once a year or more often if necessary under certain circumstances. Banks are required to submit unaudited financial statements to the SBIF on a monthly basis and to publish their unaudited financial statements at least four times a year in a newspaper of national circulation.  A bank’s financial statements as of December 31 of each year must be audited and submitted to the SBIF together with the opinion of its independent auditors. Also, since 2017, banks are required by the SBIF to include in mid-year financial statements (as of June 30 of every fiscal year) an auditor’s review statement in accordance with Chilean GAAP). In addition, banks are required to provide extensive information regarding their operations at various periodic intervals to the SBIF.

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

Such prior authorization may be granted or rejected by the SBIF, which is further authorized to set rules or specific requirements on that regard.

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

The CMF is a professional and technical institution, led by a board of five members whose chairman is appointed by the Chilean government. The CMF framework includes a special financial prosecutor who is responsible for identifying, investigating, and prosecuting potential infringements of the rules that govern the markets and industries regulated by the CMF. In addition to the powers formerly held by the SVS, the CMF has additional powers that should improve the supervision of the Chilean financial markets while providing due process for regulated companies by incorporating new tools that promote the cooperation of companies purportedly involved with infringements of applicable rules.

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

The CMF currently oversees the Chilean Financial Market (comprised of publicly traded companies, insurance companies, insurance brokers, mutual funds and investment funds). Based on several modifications to the General Banking Law, the CMF will assume the supervision and regulation of banking activities by replacing and assuming the powers of the SBIF. Therefore, all references to the powers currently vested in the SBIF, and to the SBIF itself, should be understood to be under responsibility of the CMF once this regulatory agency replaces the SBIF. For more information on the timeframe for such replacement and further amendments introduced to the General Banking Act, see “Item 4.  Information on the Company—Regulation and Supervision— New Modifications to the General Banking Act”.

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

As a consequence of Chile’s accession to the Organization for Economic Co-operation and Development, the Chilean congress introduced new corporate governance regulations in 2009.  The Chilean Corporations Law and the Chilean Securities Markets Law were amended such that public companies with capital above 1,500,000 UF (Ch$41,348.7 million or U.S.$59.6 million as of December 31, 2018) that have at least 12.5% of their voting shares owned by shareholders representing less than 10% of the voting shares are required to have at least one independent director in their board of directors.  In order to assure the independence of this director, certain requirements were established to protect minority shareholders’ decisions.  In addition, regulation was passed to expand the disclosure requirements of publicly-held companies and to hold members of boards of directors liable for not complying with such disclosure obligations.

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

In addition, the Chilean government guarantees up to 90% of the principal amount of time deposits held by individuals in the Chilean banking system.  This guarantee on time deposits, however, covers a maximum amount of UF 108 per person (Ch$2,977,105.3 or U.S.$4,292.3  as of December 31, 2018) in the Chilean banking system as a whole, regardless of whether the obligation held by the bank exceeds that amount.

The new modifications to the General Banking Act contemplates a modification to current deposit insurance for time deposits such that the principal amount of time deposits would be 100% guaranteed by the Chilean government with a limit of UF 200 UF per person (Ch$5,513,158.0 or U.S.$7,948.6 as of December 31, 2018) in a single bank and UF400 per person (Ch$11,026,316.0  or U.S.$15,897.2  as of December 31, 2018) in the Chilean banking system as a whole. For further information see “Item 4.  Information on the Company—Regulation and Supervision—New Modifications to the General Banking Act”.

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

As of December 31, 2018, Banco de Chile fully complied with these reserve requirements.

In accordance with modifications recently introduced to the General Banking Act, if a Chilean bank or a foreign bank operating in Chile is defined to be a domestic-systemically important bank by the new regulator, it may be subject one or a combination of restrictions, including but not limited to, more restrictive reserve requirements. In this regard, the new banking framework establishes that under certain conditions a systemically important bank may be required to hold assets in cash or highly liquid instruments for the amount by which the daily balance of deposits payable on demand, net of clearing, exceeds 1.5 times the amount of the bank’s Regulatory Capital. As of this date, however, there is no certainty regarding neither the criteria by which the new regulator will determine whether a Bank is systemically important or not, nor the requirements the regulator will impose on those banks, from the array of potential requirements defined in the law.

Minimum Capital

Under the General Banking Act, a bank must have a minimum paid in capital and reserves of UF 800,000 (Ch$22,052.6 million or U.S.$31.8 million as of December 31, 2018).  However, a bank may begin its operations with 50% of such amount, provided that it has a Regulatory Capital ratio (defined as Regulatory Capital as a percentage of risk weighted assets) of not less than 12%.  When such a bank’s paid in capital reaches UF 600,000 (Ch$16,539.5 million or U.S.$23.8 million as of December 31, 2018), the Regulatory Capital ratio requirement is reduced to 10%.

As of December 31, 2018, Banco de Chile fully complied with such minimum capital requirements.

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

As of December 31, 2018, Banco de Chile fully complied with such capital adequacy requirements by holding a Regulatory Capital ratio of 13.9% on risk-weighted assets and a Basic Capital or leverage ratio of 8.3%.

Capital requirements for Chilean banks and foreign banks operating in Chile will change over the next years in accordance with modifications recently introduced to the General Banking Act. For further information as to when or how these modifications will go into effect, please see “Item 4.  Information on the Company—Regulation and Supervision—New Modifications to the General Banking Act”.

The terms Regulatory Capital and Basic Capital are defined under “Presentation of Financial Information” at the beginning of this annual report.

New Modifications to the General Banking Act

In 2014, the Chilean Ministry of Finance announced an overall review and various modifications to the Chilean Banking Act.  After convening a working-group of experts to address diverse topics related to the banking business and international evidence on capital adequacy matters, the Ministry of Finance submitted a bill to the Chilean congress on June 12, 2017, modifying the current General Banking Act. The bill was passed by the congress on October 3, 2018 and, following that, Law No. 21,130 (Modernization of Banking Legislation) was enacted on December 27, 2018 and published on January 12, 2019.

The new legal framework modifies the current General Banking Act (Decreto con Fuerza de Ley No. 3) by addressing four main topics on banking regulation and supervision, as follows:

•                  Adoption of Basel III guidelines on capital adequacy. Under this modification, the new law introduces minimum capital levels in line with the main standards of Basel III Pillar I which must be fulfilled by Chilean banks, considering a phased-in transition from Basel I lasting four years after the specific regulatory framework is issued by the regulator. Likewise, the new legal framework establishes additional potential capital requirements associated with Pillar II of Basel III for those Banks having objective deficiencies in terms of coverage and management of banking-related risks. The main capital requirements introduced by this new regulation, are:

•        Common Equity Tier 1 (“CET1”) above 4.5% of risk-weighted assets

•        Common Equity Tier 1 + Additional Tier 1 (Tier 1 both together) above 6.0% of risk-weighted assets

•        Tier 1 + Tier2 above 8.0% of risk-weighted assets

•        Conservation Buffer of 2.5% of risk-weighted assets

•        Potential Countercyclical Buffer of up to 2.5% of risk-weighted assets

•        Potential Systemically-Important Banks (D-SIB) Buffer in the range of 1.0% to 3.5% of risk-weighted assets

•        Potential Pillar II Buffer of up to 4.0% of risk-weighted assets

Most of these thresholds, with exception of Pillar II, will be required to be fulfilled with Common Equity Tier 1 capital. However, the Pillar II buffer, if any, could be met with Common Equity Tier 1, Additional Tier 1 Capital (perpetual bonds or preferred stocks) or Tier 2 Capital (subordinated bonds or disclosed reserves).

•                  Changes to the corporate governance of the SBIF. According to these modifications, the SBIF will be abolished and all of its powers, authority and personnel will be transferred to the CMF. Thus, the CMF will oversee the local banking business and that should occur not later than January 2020. This means that the local supervision model will change from a specific regulator to an integrated supervision model where the regulators oversight extends to the financial market as a whole, including the securities market, insurance companies and brokers and the banking industry. For further information on the description of this new banking regulator, see “Item 4.  Information on the Company—Regulation and Supervision—The Financial Market Commission.”

•                  Establishment of a new banking resolution regime for the Chilean banks in the case of insolvency. The new banking framework outlines specific actions to be taken under scenarios of insolvency or signs of financial distress. In this regard, the General Banking Act, as modified, established the possibility of undertaking an early regularization plan in case of signs of financial weakness, capitalization in the form of loans to be granted by other banks or forced liquidation in case of insolvency. For each scenario, the appointment of a delegated inspector, a provisional administrator or a liquidator, among other elements, are introduced. For further information on the description of this new regime, see “Item 4.  Information on the Company—Regulation and Supervision—Legal Provisions Regarding Banking Institutions with Economic Difficulties.”

•                  The modifications to the General Banking Act also address other matters such as increased deposit insurance for time deposits, stricter requirements for members of banks’ boards of directors, changes in relation to confidential information of bank customers, among others. With regards to confidentiality of customers, the new modifications set forth certain conditions of access to information subject to banking secrecy, upon special request of the Financial Analysis Unit (responsible for watching anti-money laundering activities) in the case of an investigation or prosecution.

According to the phase in period set in the modifications, within the 18 months following that integration, the specific regulation for the implementation of Basel III must be issued by the new regulator. Prior to that date, no additional capital requirements to those currently in force, will be imposed to local banks. In addition, there no certainty yet regarding the methodologies that will be used by the regulator in order to set potential buffers to local banks (countercyclical, D-SIB or pillar II), which will be defined once the specific regulation is released. Furthermore, in accordance with the modifications to the General Banking Act, the authorization or report from the Chilean Central Bank will be necessary for the implementation of several Basel III guidelines for capital adequacy set forth in these modifications.

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

The regulation provides that 8% of the sum of the credit risk-weighted assets and the price risk of the trading book may not be higher than Regulatory Capital.  In light of the merger between Banco de Chile and Banco A. Edwards in 2002, the SBIF raised the requirement of credit risk-weighted assets for us from 8% to 10%. As of December 31, 2018, the price risk of our trading book totaled Ch$122,437 million. Based on this amount, the following table shows our regulatory risk availability, computed as the difference between the Total Risk, composed of credit risk (or 10% of our risk-weighted assets) and market risk (or trading price risk) and our Regulatory Capital, as of December 31, 2018:

As of December 31, 2018
(in millions of Ch$, except percentage)
(a) 10% risk-weighted assets	2,969,530
(b) Trading price risk	122,437
(c = a + b) Total Risk	3,091,967
(d) Regulatory Capital	4,129,999
(e = d – c) Risk Availability	1,038,032
(f = c/d) Use of Regulatory Limit (as a % of Regulatory Capital)	74.9%

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

In 2018 the SBIF introduced amendments to Chapters 12-1 and 12-3 of Recopilación Actualizada de Normas (the Revised Compilation of Norms) in order to set specific guidelines for calculation of risk-weighted assets associated with derivative instruments for capital adequacy purposes, specifically for those derivative contracts cleared and settled through a Central Counterparty Entity (CCP). Likewise, the amendments include general clarifications on the treatment of operations with intermediate settlement and the calculation of guarantees. In brief, the regulatory amendment establishes a risk-weighting of 2% over the amount of Derivatives Credit Risk, as defined above for regulatory purposes, for those derivative contracts cleared through a CCP. Also, due to the original interbank nature of the derivative instruments, exposures to CCPs are considered to be subject to the 30% limit on regulatory capital, as defined above.

Liquidity Risk Regulations

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

In 2014, the Central Bank released a proposal for new liquidity standards for local banks based on Basel III guidelines. After receiving comments, the Central Bank published a final version in January 2015.  The SBIF is the institution empowered to put these guidelines into practice and monitor them on an ongoing basis.  Accordingly, in February 2015, the SBIF introduced a draft of these rules for comment and discussion.  On July 31, 2015, the SBIF released a new set of liquidity requirements for banks (Circular No. 3,585) establishing reporting requirements for local banks with respect to management and measurement of each bank’s liquidity position. Thus, in March 2016, the Chilean regulator began to require C47 and C48 reports. The C47 report focuses on liabilities analysis from the concentration, maturity and renewal perspectives. On the other hand, the C48 report gauges Liquidity Coverage Ratio (“LCR”) and Net Stable Funding Ratio (“NSFR”), aligned with the Basel framework for these purposes.

The first stage of these requirements seeks to improve the information—in quantity and quality—about the actual status of banks’ liquidity position without imposing specific limits for LCR and NSFR, with the exception of cash flows mismatches for 30-day and 90-days periods, for which regulatory limits existed before these new guidelines. Under these limits, mismatches between modeled cash inflows and cash outflows over 30-day and 90-day periods must not exceed one time and two times the amount of Basic Capital (or Tier 1 capital) held by any bank, respectively. For the year ended December 31, 2018 there were no regulatory limits for LCR or NSFR.

Accordingly, as of December 31, 2018 Banco de Chile fully complied with all regulatory limits related to liquidity risk.

On May 4, 2018 the Chilean Central Bank published for comment an amendment to Chapter III.B.2.1 of Compendio de Normas Financieras (the Compendium of Financial Norms) by which this regulator outlines the main guidelines for banks to follow in order to measure and control their liquidity position. The amendment is primarily focused on proposing a minimum requirement for the LCR, considering a phase-in period of five years, starting at 60% in 2019 and reaching the final limit of 100% in 2023 (with annual increments of 10% between 2019 and 2023). Aligned with this new framework, on October 2, 2018 the SBIF published for comment certain amendments to Chapter 12-20 of Recopilación Actualizada de Normas (which addresses the management and measurement of banks’ liquidity position) while establishing a new report on liquidity matters (C49) intended to refine the measurement of the LCR and the NFSR as defined by the current C48 report. Overall, the new framework: (i) introduces some adjustments to the formulae used to compute high-quality-liquid-assets for the LCR, (ii) clarifies the treatment of derivatives on the measurement of a bank’s liquidity position, (iii) widens the extent of some liability concentration metrics and (iv) specifies that only accrued interest, rather than total interest, must be considered for the NSFR calculation, among other topics. On December 28, 2018 Circular No. 3,585 was endorsed by circular No. 3,644 by which the SBIF established April 4, 2019 as the date that Chilean banks must start the submission of C49 report and comply with the LCR limit of 60% determined by the Chilean Central Bank. The C49 report will be submitted in parallel with the C48 report during four month starting on April 4, 2019. Thereafter, the C49 report is expected to replace the C48 report.

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

•                  A bank may not grant loans to related parties (including holders of more than 1% of its shares or 5% of its shares if these are actively traded stocks) on more favorable terms than those generally offered to non-related parties.  Loans granted to related parties are subject to the limitations above.  The aggregate amount of loans to related parties may not exceed a bank’s Regulatory Capital.

As of December 31, 2018, Banco de Chile fully complied with the lending limits established by the General Banking Act.

Among the amendments to the General Banking Act published in January 12, 2019, another limitation states that a bank may not extend loans in an aggregate of 30% of its Regulatory Capital to a group of persons or entities belonging to the same economic group (grupo empresarial) as defined in the Securities Market Act. This limitation became applicable upon the effectiveness of said amendments, i.e. January 12, 2019.

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

A bank’s solvency rating is determined by its Regulatory Capital (after deducting accumulated losses during the financial year) to risk-weighted assets ratio.  This ratio is equal to or greater than 10% for level A banks, equal to or greater than 8% and less than 10% for level B banks and less than 8% for level C banks. However, this criteria is expected to be revised by the new regulator once new capital requirements set forth in the recent modifications to the General Banking Law are implemented. For more information on these new rules on capital requirements and the timeframe for t implementation, see “Item 4.  Information on the Company—Regulation and Supervision— New Modifications to the General Banking Act”.

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

Legal Provisions Regarding Banking Institutions with Economic Difficulties

The General Banking Act provides that if specified adverse circumstances exist at any bank, it must promptly inform to the banking regulator (the SBIF as of today and the CMF once it replaces the SBIF) and must shortly present them an early regularization plan duly approved by its board of directors. If the plan is approved by the regulator, which may also require additional measures, the bank must report periodically to the regulator regarding the implementation of such plan. All the communications between a bank with economic difficulties and the regulator regarding this matter are reserved. If, among the measures addressed by the early regularization plan, a capital increase is required, the board of directors must call for an extraordinary shareholders meeting setting forth the conditions of such capital increase, which must be approved by the banking regulator. Another measure that may be included in the early regularization plan is that the bank may receive a loan of up to three-year term from other bank(s).  The terms and conditions of such loan must be approved by the board of directors of both banks, as well as by the banking regulator, but need not be submitted to the borrowing bank’s shareholders for their approval.  A creditor bank may not grant such interbank loans to an insolvent bank in an amount exceeding 25% of the creditor bank’s Regulatory Capital. Such loan may only be repaid if the borrowing bank complies with certain capital requirements. If this loan is not repaid timely, the General Banking Law provides the possibility that such loan may be capitalized by the lending banks in the form of equity of the borrowing bank.

The banking regulator may further impose certain prohibitions to banks with economic difficulties such as prohibitions on granting loans to related parties, renewing any loan in excess of 180 days, releasing guarantees, acquiring or selling certain assets, granting unsecured loans, investing in any securities other than instruments issued by the Chilean Central Bank or by the Chilean Treasury, among others. Furthermore, if the bank with economic difficulties does not present an early regularization plan (or if it is unfulfilled or breached by this bank, among other reasons provided by the General Banking Act), the banking regulator may appoint a delegate inspector to oversee the bank’s operations or a provisional administrator (appointment to be approved by the Chilean Central Bank as well) who will take over the powers and authority of the bank’s board of director and chief executive officer; however, the provisional administrator authority is limited to the extent provided by the General Banking Act and should always be in line with the interests of  depositors, creditors and those of the general public related to financial stability.

Dissolution and Liquidation of Banks

The banking regulator may establish that a bank should be liquidated for the benefit of its depositors or other creditors when the bank does not have the necessary solvency to continue its operations.  In which case, the SBIF must revoke the bank’s authorization to exist and order its mandatory liquidation, subject to the agreement of the Central Bank. The General Banking Act establishes certain criteria by which it will be deemed that a bank does not have the necessary solvency or that the safety of its depositors may be jeopardized, such as when it does not reach certain minimum or regulatory capital thresholds, upon aggregate and consecutive losses, when urgency credits with the Central Bank are due and when it has suspended the repayment of its obligations. The resolution of the banking regulator must state the reason for ordering the liquidation and must name a liquidator. When a liquidation is declared, all current accounts, other demand deposits received in the ordinary course of business, other deposits unconditionally payable immediately or that have a maturity of no more than 30 days, and any other deposits and receipts payable within 10 days of its maturity date, are required to be paid by using the bank’s existing funds, its deposits with the Central Bank, or its investments in instruments that represent its reserves.  If these funds are insufficient to pay these obligations, the liquidator may seize the bank’s remaining assets, as needed.  If necessary, and in specified circumstances, the Central Bank will lend the bank the funds necessary to pay these obligations.  Any such loans are preferential to any claims of other creditors of the liquidated bank.

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

On December 1, 2015, the SBIF introduced a new set of rules regarding the PEPs.  The new set of rules relate to the bank’s obligation to keep specific PEPs policy and procedures in place to grant certain loans to PEPs, as well as to carry out controls procedures associated with service providers when PEPs are involved therewith.

New Legal Provisions for the Prevention, Detection and Prosecution of Corruption.

Law No. 21,121, which came into force on November 20, 2018, amends the Criminal Code, Law No. 20,393 on Criminal  Liability of  Legal Entities, and  Law No. 19,913 that creates the Financial Analysis Unit and deals with Money Laundering, addresses business-to-business bribery and discretion abuse, increasing prison time and pecuniary penalties and criminalizing corruption and unfair administration affecting private individuals and companies, among other matters. For the first time, our legislation criminalizes the behavior of private businesses with the aim of regulating transparency between them, without the need for a public official to participate in the crime, and with a very wide range of alternatives that could configure the crime. Particularly, with respect to the crime of unfair administration, this law incorporates a penalty for anyone who, being responsible for the management of third party assets, commits abusive acts or omissions that damage the owner of those assets.

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

Law 21,081, which came into force on March 14, 2019, amended the Consumer Protection Law (Law No. 19,496). This amendment aims to strengthen consumer protection, granting new powers to SERNAC in matters of oversight. Likewise, fines are increased and the authority of SERNAC is reinforced in the scope of collective actions and collective voluntary procedures. The main reforms affecting banks as financial services providers are, among others:

•                  SERNAC inspectors shall be empowered to request the assistance of public force to be granted by local courts, in the event that the provider does not provide access to its facilities to SERNAC.

•                  SERNAC is granted authority to initiate collective voluntary procedures.

•                  Fines for adhesion contract infringement and misleading advertising are increased to up to 1,500 UTM (Unidades Tributarias Mensuales) which, as of March 31, 2019, would amount to approximately Ch$72.5 million (approximately U.S.$106,705).

•                  For the determination of fines, within the framework of collective actions, mitigating and aggravating circumstances and the number of affected consumers will be weighted. In case of full and effective compensation damages for all consumers, a lump sum will be applied as a fine, which may not exceed 30% of the sales of the product or service line made in the period of the infringement, or double the economic benefit obtained as a result of it. In any case, the fine may not exceed 45,000 UTA (Unidades Tributarias Anuales) for each event, which as of March 31, 2019 amounted to approximately Ch$26,110.6 million (approximately U.S.$38.4 million).

•                  In collective lawsuits, in addition to the material damage, moral damage may be also sought, and the judge may establish a common minimum amount.

•                  The court is empowered to increase the amount of the compensation granted by 25% in case of aggravating circumstances, established in the Consumer Protection Law.

For more information, see “Item 3.  Key Information—Risk Factors—Risks Relating to our Operations and the Chilean Banking Industry—Restrictions imposed by banking regulations may constrain our operations and thereby adversely affect our financial condition and results.”

Insurance Brokerage Regulations

On December 1, 2013, a new regulation affecting all insurance brokerage businesses in Chile became effective.  This regulation is a result of Law No. 20,667 that was enacted on May 9, 2013 and Circular No. 2114 issued by the SVS (the predecessor to the CMF) on July 26, 2013.  This  regulation establishes that, in the case of early termination of an insurance policy paid for in advance (for example, because of the early repayment of the related loan), all unearned premiums must be refunded to the customer by the company that issued the policy.  This refund obligation includes both the unearned premiums and commissions relating to the remaining policy period, such as brokerage fees (e.g., the fees of our subsidiary Banchile Corredores de Seguros Limitada) and any other commissions.  The premiums and commissions subject to refund will be calculated in proportion to the unlapsed period.  This refund obligation applies with respect to insurance policies issued after this regulation became effective.  Prior to this regulation, unearned premiums were refunded only if the early termination took place within the later of 45 days after the issuance of the insurance policy, or one-tenth of the total term of the insurance policy (from the date of issuance). These refund obligations did not have a material effect on our results of operations in 2017 and 2018.

Maximum Legal Interest Rates

On December 13, 2013, Law No. 20,715 regulating maximum interest rates became effective upon publication in the Chilean Official Gazette.  This legislation affects all Chilean businesses that charge interests (including all banks, department stores and any other commerce or financial provider) on loans up to UF 200 (approximately U.S.$ 7,948.6 as of December 31, 2018), including installment loans, credit cards and credit lines related loans, as well as overdue loans.  This regulation established among other things, a new methodology for calculating the maximum legal interest rate for loans—not indexed to inflation—longer than a 90-day term, which resulted in a reduction of the maximum legal interest rate applicable to such debtors.  This law did not have a material effect on our results of operations during the transition or implementation period (from 2014 to 2015).

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

On July 6, 2018 the SBIF published a set of amendments (Circular No. 3,638) to Chapter B-1 of Compendio de Normas Contables introducing changes to provisioning rules for commercial loans evaluated on a group basis. From the SBIF’s point of view, these new rules are aimed at supplementing the changes introduced in 2014 (Circular No. 3,573 mentioned above) by establishing a standardized methodology to compute minimum acceptable level of loan loss allowances for commercial loans evaluated on a group basis that banks should recognize on their balance sheet. The new framework is composed of three methods depending on the type of loans, as follows: (i) leasing loan allowances will be set by taking into account delinquency the type of asset underlying the contract and the ratio of present value to book value, (ii) student loan allowances will be based on the type of loan (government-backed or not), if the loan is callable or not and delinquency, and (iii) other commercial loan allowances will be set based on delinquency, guarantees backing the loan and the loan to guarantee ratio. In addition, the new set of rules also addressed other topics related to loan provisioning, including (i) a minimum risk index of 0.5% for other-than-past-due loans that a bank must hold on an individual basis and on a consolidated basis considering both operations in Chile and abroad, (ii) the establishment that allowances for leasing residential loans must be in consistency with residential mortgage loans managed by the same bank, and (iii) that non-performing residential mortgage loans will drag into the same condition other credits owed by the same debtor for provisioning purposes. The new provisioning criteria will go into effect in July 2019.

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

On August 23, 2018 the Chilean government sent a bill to the Chilean congress, which is intended to modernize the Chilean tax system by introducing a set of technical adjustments in order to simplify the current tax system while incorporating new regulations. The bill is currently under consideration by the lower house.  For more information, see “Item 3.  Risk Factors— Risks Relating to our Operations and the Chilean Banking Industry— Restrictions imposed by regulations may constrain our operations and thereby adversely affect our financial condition and results.”

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

Reporting of Operational and Cybersecurity Incidents

On March 23, 2015, the SBIF issued a new regulation on the reporting of operational incidents (Circular No. 3,579).  According to this regulation, which modified the Chapter 20-8 of Recopilación Actualizada de Normas, banks must report immediately to the SBIF certain types of significant operational incidents in order to keep the regulator properly informed.  For purposes of the regulation, an operational incident is deemed significant if the event affects the business continuity, information security or reputation of the bank.

Throughout 2018, the SBIF introduced modifications (Circular No. 3,633 and Circular No. 3,640) to the regulation associated with the management of operational risk by supplementing Chapters 1-13 and 20-8 of Recopilación Actualizada de Normas with specific guidelines on cybersecurity matters. Under this amendment, the SBIF widens its scope of supervision by incorporating cybersecurity matters through the continuous assessment of banks’ critical technological infrastructure that exposes banks to risks of data integrity, data availability and confidentiality of clients’ information. Also, the SBIF created a dedicated digital platform through which banks should report directly to the regulator within a 30-minute time frame the occurrence of an incident and requires the appointment of the bank’s representative to be in charge of the communication with the SBIF for these purposes. Similarly, banks are required to timely inform customers and users about cybersecurity incidents affecting quality and continuity of services, as well as incidents that are publicly known. In addition, under these guidelines, banks are compelled to maintain an alert system at an industry level in order to share information about incidents and measures that should be taken in order to mitigate widespread impact.

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

ORGANIZATIONAL STRUCTURE

The following diagram presents our current corporate structure, including our subsidiaries and their respective direct ownership interests, as of April 18, 2019:

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

As of December 31, 2018, we owned the properties on which 172 of our full-service branches and other points of sale are located (approximately 112,600 square meters of office space).  Also, as of December 31, 2018, we had leased office space for 207 of our full-service branches with office space of approximately 60,650 square meters.  Lastly, the 14 remaining branches and other points of sale were managed through a combined model by which part of the branch surface is owned and the remaining branch surface is under a leasing contract.  Also, in some cases, we entered into special partnership agreements with the property’s owners.

We also own properties throughout Chile for back office and administrative operations, as well as for storage of documents and other purposes.  We believe that our facilities are adequate for our present needs and suitable for their intended purposes.

As of December 31, 2018, we also owned approximately 134,250 square meters in mainly recreational physical facilities in Chile, which we use to assist our employees in maintaining a healthy work and life balance and which we use for incentive and integration activities.

Our 2018 budget for infrastructure expenditures amounts to approximately Ch$20,394 million.  This is intended to finance disbursements associated with renovation and restoration of our main buildings (27.3%), implementation of branches (18.8%), general maintenance for buildings and distribution network (15.1%), among other disbursements (38.7%).

SELECTED STATISTICAL INFORMATION

The following information is included for analytical purposes and should be read in conjunction with our audited consolidated financial statements as of and for the year ended December 31, 2018 appearing elsewhere in this annual report and “Item 5.  Operating and Financial Review and Prospects.”

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

The following tables set forth, by currency of denomination, average balances and, where applicable, interest amounts and nominal rate for our assets and liabilities under IFRS for the years ended December 31, 2016, 2017 and 2018:

	For the Year Ended December 31,
	2016					2017					2018 (1)
	Average Balance		Interest Earned(2)		Average Nominal Rate	Average Balance		Interest Earned(2)		Average Nominal Rate	Average Balance		Interest Earned(2)		Average Nominal Rate
	(In millions of Ch$, except percentages)
IFRS:
Assets
Interest earning assets
Financial Investments
Ch$	1,221,189		47,963		3.93	1,943,209		67,330		3.46	1,940,757		65,890		3.40
UF	430,986		21,770		5.05	474,719		15,070		3.17	675,769		23,906		3.54
Foreign currency	227,665		10,138		4.45	119,414		5,792		4.85	195,455		8,280		4.24
Total	1,879,840		79,871		4.25	2,537,342		88,192		3.48	2,811,981		98,076		3.49
Loans in advance to Banks
Ch$	974,059		32,280		3.31	535,050		15,024		2.81	830,763		24,138		2.91
UF	—		—		—	—		—		—	—		—		—
Foreign currency	—		—		—	—		—		—	—		—		—
Total	974,059		32,280		3.31	535,050		15,024		2.81	830,763		24,138		2.91
Commercial loans
Ch$	6,638,123		447,116		6.74	6,854,249		471,849		6.88	7,025,701		447,268		6.37
UF	5,123,123		270,624		5.28	5,227,029		274,522		5.25	5,428,982		264,467		4.87
Foreign currency	2,524,203		62,054		2.46	2,146,715		61,145		2.85	2,085,578		81,033		3.89
Total	14,285,449		779,794		5.46	14,227,993		807,516		5.68	14,540,261		792,768		5.45
Consumer Loans
Ch$	3,717,567		609,175		16.39	3,820,048		609,017		15.94	4,055,947		607,729		14.98
UF	55,514		4,787		8.62	70,103		5,376		7.67	64,615		5,564		8.61
Foreign currency	29,913		—		—	32,691		—		—	36,433		—		—
Total	3,802,994		613,962		16.14	3,922,842		614,393		15.66	4,156,995		613,293		14.75
Residential mortgage loans
Ch$	—		—		—	—		—		—	—		—		—
UF	6,634,968		447,582		6.75	7,220,433		401,862		5.57	7,683,061		502,832		6.54
Foreign currency	—		—		—	—		—		—	—		—		—
Total	6,634,968		447,582		6.75	7,220,433		401,862		5.57	7,683,061		502,832		6.54
Repurchase agreements
Ch$	43,583		1,690		3.88	60,319		1,714		2.84	81,947		2,767		3.38
UF	—		—		—	—		—		—	—		—		—
Foreign currency	—		—		—	—		—		—	—		—		—
Total	43,583		1,690		3.88	60,319		1,714		2.84	81,947		2,767		3.38
Other assets
Ch$	54,383		1,951		3.59	32,072		1,194		3.72	58,905		2,575		4.37
UF	—		—		—	—		—		—	—		—		—
Foreign currency	171,209		674		0.39	164,289		1,656		1.01	237,631		4,598		1.93
Total	225,592		2,625		1.16	196,361		2,850		1.45	296,536		7,173		2.42
Total interest earning assets
Ch$	12,648,904		1,140,175		9.01	13,244,947		1,166,128		8.80	13,994,020		1,150,367		8.22
UF	12,244,591		744,763		6.08	12,992,284		696,830		5.36	13,852,427		796,769		5.75
Foreign currency	2,952,990		72,866		2.47	2,463,109		68,593		2.78	2,555,097		93,911		3.68
Total	Ch$	27,846,485	Ch$	1,957,804	7.03%	Ch$	28,700,340	Ch$	1,931,551	6.73%	Ch$	30,401,544	Ch$	2,041,047	6.71%

(1)             IFRS 9 replaced IAS 39 for financial statements from January 1, 2018 onwards and includes new classification and measurement requirements for financial assets  and liabilities, impairment requirements for financial assets and hedge accounting policy. The application of this standard as of January 1, 2018 has had an impact on our consolidated financial statements at that date. The effect of the first application of IFRS 9 is detailed in Note 5 “Transition Disclosures” to our  audited consolidated financial statements.

(2)             Interest earned includes interest accrued on trading securities.

	For the Year Ended December 31,
	2016					2017					2018 (1)
	Average Balance		Interest Earned		Average Nominal Rate	Average Balance		Interest Earned		Average Nominal Rate	Average Balance		Interest Earned		Average Nominal Rate
	(In millions of Ch$, except percentages)
IFRS:
Assets
Non-interest earning assets
Cash and due from banks
Ch$	791,357		—		—	857,485		—		—	946,735		—		—
UF	—		—		—	—		—		—	—		—		—
Foreign currency	523,866		—		—	532,728		—		—	537,005		—		—
Total	1,315,223		—		—	1,390,213		—		—	1,483,740		—		—
Transactions in the course of collection
Ch$	357,625		—		—	373,471		—		—	389,132		—		—
UF	—		—		—	—		—		—	—		—		—
Foreign currency	200,034		—		—	201,466		—		—	250,634		—		—
Total	557,659		—		—	574,937		—		—	639,766		—		—
Allowances for loan losses
Ch$	(539,032)		—		—	(521,280)		—		—	(544,386)		—		—
UF	—		—		—	—		—		—	—		—		—
Foreign currency	—		—		—	—		—		—	—		—		—
Total	(539,032)		—		—	(521,280)		—		—	(544,386)		—		—
Derivatives
Ch$	921,775		—		—	981,436		—		—	1,206,498		—		—
UF	—		—		—	—		—		—	—		—		—
Foreign currency	153,811		—		—	95,960		—		—	128,207		—		—
Total	1,075,586		—		—	1,077,396		—		—	1,334,705		—		—
Investments in Other Companies
Ch$	34,537		—		—	41,771		—		—	47,990		—		—
UF	—		—		—	—		—		—	—		—		—
Foreign currency	55		—		—	53		—		—	61		—		—
Total	34,592		—		—	41,824		—		—	48,051		—		—
Intangible assets
Ch$	63,422		—		—	65,804		—		—	78,882		—		—
UF	—		—		—	—		—		—	—		—		—
Foreign currency	—		—		—	—		—		—	—		—		—
Total	63,422		—		—	65,804		—		—	78,882		—		—
Fixed assets
Ch$	217,220		—		—	217,357		—		—	214,980		—		—
UF	—		—		—	—		—		—	—		—		—
Foreign currency	—		—		—	—		—		—	—		—		—
Total	217,220		—		—	217,357		—		—	214,980		—		—
Current tax assets
Ch$	2,233		—		—	21,956		—		—	25,183		—		—
UF	—		—		—	—		—		—	—		—		—
Foreign currency	—		—		—	—		—		—	—		—		—
Total	2,233		—		—	21,956		—		—	25,183		—		—
Deferred tax assets
Ch$	139,195		—		—	165,707		—		—	180,101		—		—
UF	—		—		—	—		—		—	—		—		—
Foreign currency	—		—		—	—		—		—	—		—		—
Total	139,195		—		—	165,707		—		—	180,101		—		—
Other assets
Ch$	139,741		—		—	250,413		—		—	337,309		—		—
UF	61,297		—		—	9,530		—		—	11,355		—		—
Foreign currency	10,500		—		—	13,097		—		—	16,272		—		—
Total	211,538		—		—	273,040		—		—	364,936		—		—
Total non-interest earning assets
Ch$	2,128,073		—		—	2,454,120		—		—	2,882,424		—		—
UF	61,297		—		—	9,530		—		—	11,355		—		—
Foreign currency	888,266		—		—	843,304		—		—	932,179		—		—
Total	3,077,636		—		—	3,306,954		—		—	3,825,958		—		—
Total Assets
Ch$	14,776,977		1,140,175		—	15,699,067		1,166,128		—	16,876,444		1,150,367		—
UF	12,305,888		744,763		—	13,001,814		696,830		—	13,863,782		796,769		—
Foreign currency	3,841,256		72,866		—	3,306,413		68,593		—	3,487,276		93,911		—
Total	Ch$	30,924,121	Ch$	1,957,804	—	Ch$	32,007,294	Ch$	1,931,551	—	Ch$	34,227,502	Ch$	2,041,047	—

	For the Year Ended December 31,
	2016					2017					2018 (1)
	Average Balance		Interest paid		Average Nominal Rate	Average Balance		Interest paid		Average Nominal Rate	Average Balance		Interest paid		Average Nominal Rate
	(In millions of Ch$, except percentages)
IFRS:
Liabilities
Interest bearing liabilities
Savings accounts
Ch$	7,500,508		270,387		3.60%	7,485,981		293,848		3.93%	7,633,698		189,933		2.49%
UF	2,070,071		83,277		4.02	1,743,278		52,943		3.04	1,775,455		71,442		4.02
Foreign currency	964,997		4,928		0.51	1,094,613		10,670		0.97	1,095,441		25,562		2.33
Total	10,535,576		358,592		3.40	10,323,872		357,461		3.46	10,504,594		286,937		2.73
Repurchase agreements
Ch$	190,464		6,211		3.26	193,497		5,177		2.68	350,110		8,889		2.54
UF	167		10		5.99	—		—		—	—		—		—
Foreign currency	2,137		2		0.09	4,645		16		0.34	15,195		12		0.08
Total	192,768		6,223		3.23	198,142		5,193		2.62	365,305		8,901		2.44
Borrowings from financial institutions
Ch$	38,395		848		2.21	98,092		2,397		2.44	125,380		1,754		1.40
UF	5		—		—	1		—		—	—		—		—
Foreign currency	1,182,072		12,656		1.07	1,056,238		16,858		1.60	1,064,968		27,521		2.58
Total	1,220,472		13,504		1.11	1,154,331		19,255		1.67	1,190,348		29,275		2.46
Debt issued
Ch$	—		—		—	—		—		—	—		—		—
UF	4,538,941		282,620		6.23	4,935,458		239,794		4.86	5,451,255		318,219		5.84
Foreign currency	1,524,902		26,969		1.77	1,549,535		28,409		1.83	1,552,006		34,132		2.20
Total	6,063,843		309,589		5.11	6,484,993		268,203		4.14	7,003,261		352,351		5.03
Other financial obligations
Ch$	124,419		1,424		1.14	95,602		1,382		1.45	102,683		1,297		1.26
UF	12,716		872		6.86	16,444		481		2.93	10,912		810		7.42
Foreign currency	28,386		55		0.19	29,786		30		0.10	34,665		69		0.20
Total	165,521		2,351		1.42	141,832		1,893		1.33	148,260		2,176		1.47
Total interest bearing liabilities
Ch$	7,853,786		278,870		3.55	7,873,172		302,804		3.85	8,211,871		201,873		2.46
UF	6,621,900		366,779		5.54	6,695,181		293,218		4.38	7,237,622		390,471		5.40
Foreign currency	3,702,494		44,610		1.20	3,734,817		55,983		1.50	3,762,275		87,296		2.32
Total	Ch$	18,178,180	Ch$	690,259	3.80%	Ch$	18,303,170	Ch$	652,005	3.56%	Ch$	19,211,768	Ch$	679,640	3.54%

	For the Year Ended December 31,
	2016			2017			2018 (1)
	Average Balance	Interest paid	Average Nominal Rate	Average Balance	Interest paid	Average Nominal Rate	Average Balance	Interest paid	Average Nominal Rate
	(In millions of Ch$, except percentages)
IFRS:
Liabilities
Non-interest bearing liabilities
Current account and demand deposits
Ch$	6,089,301	—	—	6,552,864	—	—	7,351,150	—	—
UF	223,395	—	—	279,690	—	—	309,574	—	—
Foreign currency	1,348,922	—	—	1,341,644	—	—	1,249,877	—	—
Total	7,661,618	—	—	8,174,198	—	—	8,910,601	—	—
Transactions in the course of payment
Ch$	195,806	—	—	255,226	—	—	300,006	—	—
UF	—	—	—	—	—	—	—	—	—
Foreign currency	209,656	—	—	185,723	—	—	187,877	—	—
Total	405,462	—	—	440,949	—	—	487,883	—	—
Derivatives
Ch$	896,551	—	—	1,048,935	—	—	1,342,155	—	—
UF	—	—	—	—	—	—	—	—	—
Foreign currency	151,409	—	—	87,799	—	—	119,596	—	—
Total	1,047,960	—	—	1,136,734	—	—	1,461,751	—	—
Current tax liabilities
Ch$	—	—	—	—	—	—	—	—	—
UF	—	—	—	—	—	—	—	—	—
Foreign currency	—	—	—	—	—	—	—	—	—
Total	—	—	—	—	—	—	—	—	—
Deferred tax liabilities
Ch$	—	—	—	—	—	—	—	—	—
UF	—	—	—	—	—	—	—	—	—
Foreign currency	—	—	—	—	—	—	—	—	—
Total	—	—	—	—	—	—	—	—	—
Provisions
Ch$	154,399	—	—	128,353	—	—	192,130	—	—
UF	—	—	—	—	—	—	—	—	—
Foreign currency	—	—	—	—	—	—	—	—	—
Total	154,399	—	—	128,353	—	—	192,130	—	—
Other liabilities
Ch$	255,935	—	—	256,415	—	—	343,554	—	—
UF	16,023	—	—	2,679	—	—	1,804	—	—
Foreign currency	10,410	—	—	8,898	—	—	19,775	—	—
Total	282,368	—	—	267,992	—	—	365,133	—	—
Equity
Ch$	3,194,134	—	—	3,555,898	—	—	3,598,236	—	—
UF	—	—	—	—	—	—	—	—	—
Foreign currency	—	—	—	—	—	—	—	—	—
Total	3,194,134	—	—	3,555,898	—	—	3,598,236	—	—
Total non-interest bearing liabilities and equity
Ch$	10,786,126	—	—	11,797,691	—	—	13,127,231	—	—
UF	239,418	—	—	282,369	—	—	311,378	—	—
Foreign currency	1,720,397	—	—	1,624,064	—	—	1,577,125	—	—
Total	12,745,941	—	—	13,704,124	—	—	15,015,734	—	—
Total liabilities and equity
Ch$	18,639,912	278,870	—	19,670,863	302,804	—	21,339,102	201,873	—
UF	6,861,318	366,779	—	6,977,550	293,218	—	7,549,000	390,471	—
Foreign currency	5,422,891	44,610	—	5,358,881	55,983	—	5,339,400	87,296	—
Total	30,924,121	690,259	—	32,007,294	652,005	—	34,227,502	679,640	—

(1)             IFRS 9 replaced IAS 39 for financial statements from January 1, 2018 onwards and includes new classification and measurement requirements for financial assets  and liabilities, impairment requirements for financial assets and hedge accounting policy. The application of this standard as of January 1, 2018 has had an impact on our consolidated financial statements at that date. The effect of the first application of IFRS 9 is detailed in Note 5 “Transition Disclosures” to our  audited consolidated financial statements.

Interest Earning Assets and Net Interest Margin

The following table sets forth, by currency of denomination, the levels of our average interest earning assets and net interest, and illustrates the comparative margins obtained, for the years ended December 31, 2016, 2017 and 2018:

	For the Year Ended December 31,
	2016		2017		2018 (3)
	(in millions of Ch$, except percentages)
IFRS:
Total average interest earning assets
Ch$	Ch$	12,648,904	Ch$	13,244.947	Ch$	13,994,020
UF	12,244,591		12,992,284		13,852,427
Foreign currency	2,952,990		2,463,109		2,555,097
Total	27,846,485		28,700,340		30,401,544
Net interest earned (including interest earned on trading securities)(1)
Ch$	861,305		863,324		948,494
UF	377,984		403,612		406,298
Foreign currency	28,256		12,610		6,615
Total	Ch$	1,267,545	Ch$	1,279,546	Ch$	1,361,407
Net interest margin, nominal basis(2)
Ch$	6.81%		6.52%		6.78%
UF	3.09		3.11		2.93
Foreign currency	0.96		0.51		0.26
Total	4.55%		4.46%		4.48%

(1)               Net interest earned is defined as interest revenue earned less interest expense incurred.

(2)               Net interest margin, nominal basis is defined as net interest earned divided by average interest earning assets.

(3)               IFRS 9 replaced IAS 39 for financial statements from January 1, 2018 onwards and includes new classification and measurement requirements for financial assets and liabilities, impairment requirements for financial assets and hedge accounting policy. The application this standard as of January 1, 2018 has had an impact on our consolidated financial statements at that date. The effect of the of IFRS 9 is detailed in note 5 “Transition Disclosures” to our audited consolidated financial statements

Changes in Net Interest Income—Volume and Rate Analysis

The following tables compare, by currency of denomination, changes in our net interest revenue between 2016 and 2017, as well as 2017 and 2018, caused by (i) changes in the average volume of interest earning assets and interest bearing liabilities and (ii) changes in their respective nominal interest rates.  Volume and rate variances were calculated based on movements in average balances over the period and changes in nominal interest rate, average interest earning assets and average interest bearing liabilities.  The net change attributable to changes in both volume and rate has been allocated proportionately to the change in volume and the change in rate.

	Increase (Decrease) from 2016 to 2017 due to changes in				Net Change from 2016 to		Increase (Decrease) from 2017 to 2018 due to changes in				Net Change from 2017 to
	Volume		Rate		2017		Volume		Rate		2018
	(in millions of Ch$)
IFRS:
Assets
Interest earning assets
Financial investments
Ch$	Ch$	25,572	Ch$	(6,205)	Ch$	19,367	Ch$	(85)	Ch$	(1,355)	Ch$	(1,440)
UF	2,033		(8,733)		(6,700)		6,957		1,879		8,836
Foreign currency	(5,183)		837		(4,346)		3,299		(811)		2,488
Total	22,422		(14,101)		8,321		10,171		(287)		9,884
Loans in advance to bank
Ch$	(12,878)		(4,378)		(17,256)		8,566		548		9,114
UF	—		—		—		—		—		—
Foreign currency	—		—		—		—		—		—
Total	(12,878)		(4,378)		(17,256)		8,566		548		9,114
Commercial loans
Ch$	14,749		9,984		24,733		11,581		(36,162)		(24,581)
UF	5,464		(1,566)		3,898		10,339		(20,394)		(10,055)
Foreign currency	(9,994)		9,085		(909)		(1,787)		21,675		19,888
Total	10,219		17,503		27,722		20,133		(34,881)		(14,748)
Consumer loans
Ch$	16,564		(16,722)		(158)		36,463		(37,751)		(1,288)
UF	1,160		(571)		589		(441)		629		188
Foreign currency	—		—		—		—		—		—
Total	17,724		(17,293)		431		36,022		(37,122)		(1,100)
Residential mortgage loans
Ch$	—		—		—		—		—		—
UF	37,178		(82,898)		(45,720)		26,957		74,013		100,970
Foreign currency	—		—		—		—		—		—
Total	37,178		(82,898)		(45,720)		26,957		74,013		100,970
Repurchase agreement
Ch$	547		(523)		24		690		363		1,053
UF	—		—		—		—		—		—
Foreign currency	—		—		—		—		—		—
Total	547		(523)		24		690		363		1,053
Other Assets
Ch$	(828)		71		(757)		1,143		238		1,381
UF	—		—		—		—		—		—
Foreign currency	(28)		1,010		982		961		1,981		2,942
Total	(856)		1,081		225		2,104		2,219		4,323
Total interest earning assets
Ch$	43,726		(17,773)		25,953		58,358		(74,119)		(15,761)
UF	45,835		(93,768)		(47,933)		43,812		56,127		99,939
Foreign currency	(15,205)		10,932		(4,273)		2,473		22,845		25,318
Total	Ch$	74,356	Ch$	(100,609)	Ch$	(26,253)	Ch$	104,643	Ch$	4,853	Ch$	109,496

Increase (Decrease) from 2016 to 2017 due to changes in	Net Change from 2016 to	Increase (Decrease) from 2017 to 2018 due to changes in	Net Change from 2017 to
Volume	Rate	2017	Volume	Rate	2018
(in millions of Ch$)
IFRS:
Liabilities
Interest bearing liabilities
Savings accounts and time deposits
Ch$	Ch$	(525)	Ch$	23,986	Ch$	23,461	Ch$	5,690	Ch$	(109,605)	Ch$	(103,915)
UF	(11,884)	(18,450)	(30,334)	994	17,505	18,499
Foreign currency	739	5,003	5,742	8	14,884	14,892
Total	(11,670)	10,539	(1,131)	6,692	(77,216)	(70,524)
Repurchase agreements
Ch$	97	(1,131)	(1,034)	3,989	(277)	3,712
UF	(5)	(5)	(10)	—	—	—
Foreign currency	4	10	14	15	(19)	(4)
Total	96	(1,126)	(1,030)	4,004	(296)	3,708
Borrowing from financial institutions
Ch$	1,450	99	1,549	554	(1,197)	(643)
UF	—	—	—	—	—	—
Foreign currency	(1,465)	5,667	4,202	140	10,523	10,663
Total	(15)	5,766	5,751	694	9,326	10,020
Debt issued
Ch$	—	—	—	—	—	—
UF	23,146	(65,972)	(42,826)	26,785	51,640	78,425
Foreign currency	441	999	1,440	45	5,678	5,723
Total	23,587	(64,973)	(41,386)	26,830	57,318	84,148
Other financial obligation
Ch$	(370)	328	(42)	98	(183)	(85)
UF	206	(597)	(391)	(206)	535	329
Foreign currency	3	(28)	(25)	6	33	39
Total	(161)	(297)	(458)	(102)	385	283
Total interest bearing liabilities
Ch$	652	23,282	23,934	10,331	(111,262)	(100,931)
UF	11,463	(85,024)	(73,561)	27,573	69,680	97,253
Foreign currency	(278)	11,651	11,373	214	31,099	31,313
Total	Ch$	11,837	Ch$	(50,091)	Ch$	(38,254)	Ch$	38,118	Ch$	(10,483)	Ch$	27,635

Financial Investments

Financial assets held for trading:

The following table sets forth a breakdown of instruments classified as financial assets held for trading, included in our investment portfolio:

	As of December 31,						Weighted Average Nominal Rate as of December 31,
	2016		2017		2018 (1)		2018
	(in millions of Ch$)%
IFRS:
Instruments issued by the Chilean Government and the Central Bank:
Central Bank bonds	Ch$	30,546	Ch$	400,368	Ch$	24,906	3.49%
Central Bank promissory notes	393,019		662,190		1,410,080		2.59
Other instruments issued by the Chilean Government and the Central Bank	58,781		254,606		88,486		2.23
Other securities issued in Chile:
Mortgage bonds from domestic banks	—		—		—		—
Bonds from domestic banks	21		2,070		20,186		0.82
Deposits in domestic banks	896,534		218,307		100,226		2.97
Bonds from other Chilean companies	—		—		7,532		3.31
Other instruments issued in Chile	672		715		1,663		—
Instruments issued by foreign institutions:
Instruments from foreign governments or central banks			—		—		—
Other instruments issued abroad	385		322		4,446		—
Mutual fund investments:
Funds managed by related companies	—		—		87,841		—
Total	Ch$	1,379,958	Ch$	1,538,578	Ch$	1,745,366	2.58%

(1)               IFRS 9 replaced IAS 39 for financial statements from January 1, 2018 onwards and includes new classification and measurement requirements for financial assets and liabilities, impairment requirements for financial assets and hedge accounting policy. The application of this standard as of January 1, 2018 has had an impact on our consolidated financial statements at that date. The effect of the first application of IFRS 9 is detailed in note 5 “Transition Disclosures” to our audited consolidated financial statements.

“Other securities issued in Chile” includes instruments sold under repurchase agreements with customers and financial instruments, amounting to Ch$159,803 million as of December 31, 2016, Ch$158,731 million as of December 31, 2017 and Ch$99,268 million as of December 31, 2018.  Instruments issued by the Chilean government and the Central Bank include instruments sold under agreements to repurchase to customers and financial institutions.  For these instruments, there was a total balance of Ch$21,789 million for the year ended December 31, 2016, Ch$5,096 million for the year ended December 31, 2017 and Ch$115,749 million as of December 31, 2018.

Investment Portfolio:

The detail of instruments classified as financial assets available-for-sale and as financial assets held-to-maturity is as follows:

Financial Assets at Fair Value through Other Comprehensive Income

(Formerly Available-for-Sale Assets)

	As of December 31,						Weighted average nominal rate as of December 31,
	2016		2017		2018		2018
			(in millions of Ch$)%
IFRS:
Debt instruments at fair value through Other Comprehensive Income
Instruments issued by the Chilean Government and the Central Bank:
Bonds issued by the Chilean Government and the Central Bank	Ch$	20,944	Ch$	204,128	Ch$	135,145	3.70%
Promissory notes issued by the Chilean Government and the Central Bank	—		3,346		—		—
Other instruments	38,256		148,894		29,077		2.10
Other instruments issued in Chile:
Mortgage bonds from domestic banks	108,933		99,572		92,491		2.89
Bonds from domestic banks	7,973		5,415		5,351		4.62
Deposits from domestic banks	24,032		956,733		559,108		3.42
Bonds from other Chilean companies	29,525		14,969		6,599		4.20
Other instruments	138,322		83,006		107,125		4.83
Instruments issued by Foreign Institutions:
Instruments from foreign governments or central banks	—		—		108,544		3.98
Subtotal	367,985		1,516,063		1,043,440		3.55
Equity instruments at fair value through Other Comprehensive Income
Equity instruments issued in Chile	5,258		9,218		8,939		—
Equity instruments issued by foreign institutions	1,227		1,034		812		—
Subtotal	6,485		10,252		9,751
Total	Ch$	374,470	Ch$	1,526,315	Ch$	1,053,191	3.55%

The portfolio of financial assets available-for-sale included net unrealized gains of Ch$13,770 million and Ch$3,649 million as of December 31, 2017, and 2018, respectively, in each case recorded in other comprehensive income within equity.

Financial assets held to maturity

There were no securities reported under this category as of December 31, 2016, 2017 and 2018.

Maturity of Financial Investments:

The maturities of financial assets held for trading and financial assets available-for-sale as of December 31, 2016, 2017 and 2018 were as follows:

As of December 31, 2016
Due within 1 year	Weighted Average Nominal Rate	Due after 1 year but within 5 years	Weighted Average Nominal Rate	Due after 5 year but within 10 years	Weighted Average Nominal Rate	Due after 10 years	Weighted Average Nominal Rate	Total
(millions of Ch$, except percentages)
Financial assets held for trading:
Instruments issued by the Chilean Government and the Central Bank:
Central Bank bonds	Ch$	30,546	2.02%	Ch$	—	—%	Ch$	—	—%	Ch$	—	—%	Ch$	30,546
Central Bank promissory notes	393,019	3.33	—	—	—	—	—	—	393,019
Other instruments issued by the Chilean Government and the Central Bank	58,781	2.09	—	—	—	—	—	—	58,781
Other securities issued in Chile:	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	21	4.46	—	—	—	—	—	—	21
Deposits in domestic banks	896,534	3.64	—	—	—	—	—	—	896,534
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	672	—	—	—	—	—	—	—	672
Instruments issued by foreign institutions:	—	—	—	—	—	—
Instruments from foreign governments or central banks	—	—	—	—	—	—	—	—	—
Other instruments issued abroad	385	—	—	—	—	—	—	—	385
Total	Ch$	1,379,958	3.45%	Ch$	—	—	Ch$	—	—%	Ch$	—	—%	Ch$	1,379,958

	As of December 31, 2017
	Due within 1 year		Weighted Average Nominal Rate	Due after 1 year but within 5 years		Weighted Average Nominal Rate	Due after 5 year but within 10 years		Weighted Average Nominal Rate	Due after 10 years		Weighted Average Nominal Rate	Total
	(millions of Ch$, except percentages)
Financial assets held for trading:
Instruments issued by the Chilean Government and the Central Bank:
Central Bank bonds	Ch$	400,368	2.72%	Ch$	—	—%	Ch$	—	—%	Ch$	—	—%	Ch$	400,368
Central Bank promissory notes	662,190		2.39	—		—	—		—	—		—	662,190
Other instruments issued by the Chilean Government and the Central Bank	254,606		2.72	—		—	—		—	—		—	254,606
Other securities issued in Chile:
Mortgage bonds from domestic banks	—		—	—		—	—		—	—		—	—
Bonds from domestic banks	2,070		4.52	—		—	—		—	—		—	2,070
Deposits in domestic banks	218,307		2.50	—		—	—		—	—		—	218,307
Bonds from other Chilean companies	—		—	—		—	—		—	—		—	—
Other instruments issued in Chile	715		—	—		—	—		—	—		—	715
Instruments issued by foreign institutions:
Instruments from foreign governments or central banks	—		—	—		—	—		—	—		—	—
Other instruments issued abroad	322		—	—		—	—		—	—		—	322
Total	Ch$	1,538,578	2.55%	Ch$	—	—	Ch$	—	—%	Ch$	—	—%	Ch$	1,538,578

As of December 31, 2018
Due within 1 year	Weighted Average Nominal Rate	Due after 1 year but within 5 years	Weighted Average Nominal Rate	Due after 5 year but within 10 years	Weighted Average Nominal Rate	Due after 10 years	Weighted Average Nominal Rate	Total
(millions of Ch$, except percentages)
Financial assets held for trading:
Instruments issued by the Chilean Government and the Central Bank:
Central Bank bonds	Ch$	24,906	3.49%	Ch$	—	—%	Ch$	—	—%	Ch$	—	—%	Ch$	24,906
Central Bank promissory notes	1,410,080	2.59	—	—	—	—	—	—	1,410,080
Other instruments issued by the Chilean Government and the Central Bank	88,486	2.23	—	—	—	—	—	—	88,486
Other securities issued in Chile:
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	20,186	0.82	—	—	—	—	—	—	20,186
Deposits in domestic banks	100,226	2.97	—	—	—	—	—	—	100,226
Bonds from other Chilean companies	7,532	3.31	—	—	—	—	—	—	7,532
Other instruments issued in Chile	1,663	—	—	—	—	—	—	—	1,663
Instruments issued by foreign institutions:
Instruments from foreign governments or central banks	—	—	—	—	—	—	—	—	—
Other instruments issued abroad	4,446	—	—	—	—	—	—	—	4,446
Mutual fund investments
Funds managed by related companies	87,841	—	—	—	—	—	—	—	87,841
Total	Ch$	1,745,366	2.58%	Ch$	—	—%	Ch$	—	—%	Ch$	—	—%	Ch$	1,745,366

	As of December 31, 2016
	Due within 1 year		Weighted Average Nominal Rate	Due after 1 year but within 5 years		Weighted Average Nominal Rate	Due after 5 year but within 10 years		Weighted Average Nominal Rate	Due after 10 years		Weighted Average Nominal Rate	Total
	(millions of Ch$, except percentages)
Financial Assets at Fair Value through Other Comprehensive Income:
Debt instruments at fair value through Other Comprehensive Income
Instruments issued by the Chilean Government and the Central Bank:
Bonds issued by the Chilean Government and the Central Bank	Ch$	12,186	3.46%	Ch$	8,758	3.52%	Ch$	—	—%	Ch$	—	—%	Ch$	20,944
Promissory notes issued by the Chilean Government and the Central Bank	—		—	—		—	—		—	—		—	—
Other instruments	9,880		1.84	27,912		2.47	464		2.77	—		—	38,256
Other instruments issued in Chile:

Mortgage bonds from domestic banks	11,497		3.41	41,606		3.57	34,396		3.52	21,434		3.42	108,933
Bonds from domestic banks	2,670		4.86	4,901		4.67	402		2.91	—		—	7,973
Deposits from domestic banks	24,032		3.99	—		—	—		—	—		—	24,032
Bonds from other Chilean companies	2,842		3.66	11,367		3.66	8,765		3.07	6,551		3.41	29,525
Other instruments	11,070		6.84	81,812		5.96	42,340		5.55	3,100		7.17	138,322
Instruments issued by Foreign Institutions:
Instruments from foreign governments or central banks	—		—	—		—	—		—	—		—	—
Subtotal	74,177		3.97	176,356		4.54	86,367		4.46	31,085		3.79	367,985
Equity instruments at fair value through Other Comprehensive Income
Equity instruments issued in Chile	—		—	—		—	—		—	5,258		—	5,258
Equity instruments issued by foreign institutions	—		—	—		—	—		—	1,227		—	1,227
Subtotal	—		—	—		—	—		—	6,485		—	6,485
Total	Ch$	74,177	3.97%	Ch$	176,356	4.54%	Ch$	86,367	4.46%	Ch$	37,570	3.79%	Ch$	374,470

	As of December 31, 2017
	Due within 1 year		Weighted Average Nominal Rate	Due after 1 year but within 5 years		Weighted Average Nominal Rate	Due after 5 year but within 10 years		Weighted Average Nominal Rate	Due after 10 years		Weighted Average Nominal Rate	Total
	(millions of Ch$, except percentages)
Financial Assets at Fair Value through Other Comprehensive Income:
Debt instruments at fair value through Other Comprehensive Income
Instruments issued by the Chilean Government and the Central Bank:
Bonds issued by the Chilean Government and the Central Bank	Ch$	98,528	3.04%	Ch$	100,649	3.81%	Ch$	4,951	3.96%	Ch$	—	—%	Ch$	204,128
Promissory notes issued by the Chilean Government and the Central Bank	3,346		2.35	—		—	—		—	—		—	3,346
Other instruments	53,341		2.87	94,868		3.31	685		2.00	—		—	148,894
Other instruments issued in Chile:
Mortgage bonds from domestic banks	13,515		2.75	39,171		2.83	29,479		2.90	17,407		3.05	99,572
Bonds from domestic banks	1,257		3.82	4,158		4.37	—		—	—		—	5,415
Deposits from domestic banks	871,608		2.71	85,125		2.70	—		—	—		—	956,733
Bonds from other Chilean companies	1,833		3.97	7,079		3.87	4,817		3.57	1,240		4.35	14,969
Other instruments	1,404		7.30	39,656		5.87	41,946		4.71	—		—	83,006
Instruments issued by Foreign Institutions:
Instruments from foreign governments or central banks	—		—	—		—	—		—	—		—	—
Subtotal	1,044,832		2.76	370,706		3.55	81,878		3.92	18,647		2.02	1,516,063
Equity instruments at fair value through Other Comprehensive Income
Equity instruments issued in Chile	—		—	—		—	—		—	9,218		—	9,218
Equity instruments issued by foreign institutions	—		—	—		—	—		—	1,034		—	1,034
Subtotal	—		—	—		—	—		—	10,252		—	10,252
Total	Ch$	1,044,832	2.76%	Ch$	370,706	3.55%	Ch$	81,878	3.92%	Ch$	28,899	2.02%	Ch$	1,526,315

As of December 31, 2018
Due within 1 year	Weighted Average Nominal Rate	Due after 1 year but within 5 years	Weighted Average Nominal Rate	Due after 5 year but within 10 years	Weighted Average Nominal Rate	Due after 10 years	Weighted Average Nominal Rate	Total
(millions of Ch$, except percentages)
Financial assets available-for-sale:
Instruments issued by the Chilean Government and the Central Bank:
Bonds issued by the Chilean Government and the Central Bank	Ch$	58,658	3.44%	Ch$	76,487	3.89%	Ch$	—%	Ch$	—	—%	Ch$	135,145
Promissory notes issued by the Chilean Government and the Central Bank	—	—	—	—	—	—	—	—	—
Other instruments	14,149	2.10	14,748	2.10	180	2.17	—	—	29,077
Other instruments issued in Chile:
Equity instruments valued at fair value	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	10,823	2.81	40,336	2.83	27,455	2.89	13,877	3.11	92,491
Bonds from domestic banks	1,622	4.61	3,729	4.63	—	—	—	—	5,351
Deposits from domestic banks	507,617	3.37	51,491	3.96	—	—	—	—	559,108
Bonds from other Chilean companies	1,146	4.42	4,583	4.42	712	2.70	158	2.70	6,599
Other instruments	12,865	5.98	15,177	5.63	79,083	4.49	—	—	107,125
Instruments issued by Foreign Institutions:
Instruments from foreign governments or central banks	—	—	—	—	108,544	3.98	—	—	108,544
Subtotal	606,880	3.40	206,551	3.73	215,974	4.02	14,035	1.84	1,043,440
Equity instruments at fair value through Other Comprehensive Income
Equity instruments issued in Chile	—	—	—	—	—	—	8,939	—	8,939
Equity instruments issued by foreign institutions	—	—	—	—	—	—	812	—	812
Subtotal	—	—	—	—	9,751	9,751
Total	Ch$	606,880	3.40%	Ch$	206,551	3.73%	Ch$	215,974	4.02%	Ch$	23,786	1.84%	Ch$	1,053,191

Loan Portfolio

The following table sets forth our loans by type of loan and risk classification.  All loan amounts stated below are before deduction of allowances for loan losses.

	As of December 31,
	2014		2015		2016		2017		2018
	(in millions of Ch$)
IFRS:
Commercial loans:
Commercial loans	Ch$	9,626,704	Ch$	10,818,501	Ch$	11,039,827	Ch$	10,568,435	Ch$	11,496,591
Foreign trade loans	1,266,799		1,443,245		1,269,022		983,796		1,313,001
Current account debtors	310,135		239,228		213,849		270,968		222,218
Factoring transactions	478,735		486,833		510,341		646,835		701,005
Student loans(1)	—		—		42,687		46,024		51,919
Commercial lease transactions	1,381,522		1,375,056		1,351,112		1,381,516		1,571,999
Other loans and accounts receivable	46,851		58,302		72,197		63,244		81,665
Subtotal	13,110,746		14,421,165		14,499,035		13,960,818		15,438,398
Mortgage loans:
Mortgage bonds	70,104		53,620		40,505		29,784		21,443
Endorsable mortgage loans	104,175		84,644		68,558		54,079		42,313
Other residential real estate mortgage loans	5,237,631		6,257,907		6,807,744		7,384,797		7,978,092
Credits from ANAP	21		17		13		8		6
Other loans and accounts receivable	6,692		8,798		7,946		8,568		10,219
Subtotal	5,418,623		6,404,986		6,924,766		7,477,236		8,052,073
Consumer loans:
Consumer loans in installments	2,206,324		2,433,236		2,488,960		2,538,740		2,957,493
Current account debtors	271,820		296,859		329,220		316,678		312,783
Credit card debtors	883,010		1,016,349		1,155,676		1,157,131		1,165,064
Consumer lease transactions	—		—		—		—		9
Other loans and accounts receivable	810		831		767		910		812
Subtotal	3,361,964		3,747,275		3,974,623		Ch$	4,013,459	4,436,161
Total loans	Ch$	21,891,333	Ch$	24,573,426	Ch$	25,398,424	Ch$	25,451,513	Ch$	27,926,632

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

Maturity and Interest Rate Sensitivity of Loans as of December 31, 2018

The following table sets forth an analysis by type and time remaining to maturity of our loans as of December 31, 2018:

	Balances as of December 31, 2018	Due within 1 month	Due after 1 month but within 6 months	Due after 6 months but within 12 months	Due after 1 year but within 3 years	Due after 3 years but within 5 years	Due after 5 years
	(in millions of Ch$)
IFRS:
Commercial Loans:
Commercial loans	11,496,591	1,220,971	2,468,217	1,595,901	2,818,714	1,412,318	1,980,470
Foreign trade loans	1,313,001	338,186	763,644	180,131	20,892	10,043	105
Current account debtors	222,218	222,218	—	—	—	—	—
Factoring loans	701,005	395,743	286,156	8,630	10,443	33	—
Student loans	51,919	1,711	12,033	6,006	10,342	8,565	13,262
Leasing loans	1,571,999	42,354	200,076	217,593	568,591	238,511	304,874
Other loans	81,665	81,507	158	—	—	—	—
Subtotal	15,438,398	2,302,690	3,730,284	2,008,261	3,428,982	1,669,470	2,298,711
Mortgage Loans:
Mortgage bonds	21,443	813	2,488	3,011	8,082	4,055	2,994
Endorsable mortgage loans	42,313	888	3,290	3,626	11,800	9,046	13,663
Residential mortgage loans	7,978,092	47,406	188,138	228,213	932,514	955,910	5,625,911
Credits from ANAP	6	—	1	1	4	—	—
Other loans	10,219	2,992	4,975	2,252	—	—	—
Subtotal	8,052,073	52,099	198,892	237,103	952,400	969,011	5,642,568
Consumer Loans:
Consumer loans	2,957,493	141,161	451,718	469,839	1,345,280	495,126	54,369
Current accounts debtors	312,783	312,783	—	—	—	—	—
Credit cards	1,165,064	1,144,593	20,471	—	—	—	—
Consumer lease transactions	9	—	1	1	7	—	—
Other loans	812	812	—	—	—	—	—
Subtotal	4,436,161	1,599,349	472,190	469,840	1,345,287	495,126	54,369
Total Loans	27,926,632	3,954,138	4,401,366	2,715,204	5,726,669	3,133,607	7,995,648

The following table sets forth a breakdown by variable and fixed rate of our outstanding loans due after one year as of December 31, 2018:

	As of December 31, 2018
	(in millions of Ch$)
IFRS:
Variable rate
Ch$	Ch$	579,516
UF	701,057
Foreign currency	591,669
Total	1,872,242
Fixed rate
Ch$	3,822,943
UF	11,084,289
Foreign currency	76,450
Total	14,983,682
Total	Ch$	16,855,924

Loans by Economic Activity

The following table sets forth, as of each date, an analysis of our loan portfolio based on the borrower’s principal economic activity. Loans to individuals for business purposes are allocated to their respective economic activity. Loan amounts below are presented before deduction of loan loss allowances.

	As of December 31,
	2014			2015			2016			2017			2018
	Loan Portfolio		% of Loan Portfolio	Loan Portfolio		% of Loan Portfolio	Loan Portfolio		% of Loan Portfolio	Loan Portfolio		% of Loan Portfolio	Loan Portfolio		% of Loan Portfolio
	(in millions of Ch$, except percentages)
IFRS:
Agriculture, Livestock, Forestry, Agribusiness, Fishing:
Agriculture and livestock	Ch$	452,077	2.07%	Ch$	519,828	2.12%	Ch$	496,354	1.95%	Ch$	509,815	2.00%	Ch$	592,605	2.12%
Fruit	381,528		1.74	528,295		2.15	558,276		2.20	590,568		2.32	734,162		2.63
Forestry and wood extraction	118,034		0.54	136,990		0.56	130,239		0.51	253,686		1.00	255,753		0.92
Fishing	261,375		1.19	351,531		1.42	264,042		1.04	145,266		0.57	156,472		0.56
Subtotal	1,213,014		5.54	1,536,644		6.25	1,448,911		5.70	1,499,335		5.89	1,738,992		6.23
Mining and Petroleum:
Mining and quarries	362,276		1.65	545,375		2.22	432,822		1.70	422,176		1.66	453,549		1.62
Natural gas and crude oil extraction	—		—	—		—	—		—	—		—	—		—
Subtotal	362,276		1.65	545,375		2.22	432,822		1.70	422,176		1.66	453,549		1.62
Manufacturing:
Tobacco, food and beverages	510,127		2.33	481,634		1.96	491,813		1.94	541,359		2.13	526,561		1.89
Textiles, clothing and leather goods	56,036		0.26	51,413		0.21	58,740		0.23	49,521		0.19	55,081		0.20
Wood and wood products	60,603		0.28	58,536		0.24	53,696		0.21	51,059		0.20	64,947		0.23
Paper, printing and publishing	49,948		0.23	42,387		0.17	38,254		0.15	36,779		0.14	41,225		0.15
Oil refining, carbon and rubber	338,582		1.55	480,180		1.95	418,376		1.65	265,135		1.04	333,130		1.19
Production of basic metal, non-mineral, machine and equipment	363,444		1.66	349,691		1.42	333,112		1.31	274,239		1.08	349,149		1.25
Other manufacturing industries	127,852		0.58	162,675		0.67	167,746		0.66	181,600		0.71	209,382		0.75
Subtotal	1,506,592		6.89	1,626,516		6.62	1,561,737		6.15	1,399,692		5.49	1,579,475		5.66
Electricity, Gas and Water:
Electricity, gas and water	442,068		2.02	473,172		1.93	566,438		2.23	565,695		2.22	461,351		1.65
Subtotal	442,068		2.02	473,172		1.93	566,438		2.23	565,695		2.22	461,351		1.65
Construction:
Residential buildings	1,365,105		6.24	1,511,259		6.15	1,574,923		6.20	1,415,951		5.56	1,654,090		5.92
Other constructions	69,405		0.32	74,681		0.30	72,939		0.29	77,422		0.30	98,147		0.35
Subtotal	1,434,510		6.56	1,585,940		6.45	1,647,862		6.49	1,493,373		5.86	1,752,237		6.27
Commerce:
Wholesale	1,220,832		5.58	1,270,802		5.17	1,149,473		4.53	1,053,645		4.14	1,319,766		4.72
Retail, restaurants and hotels	1,194,009		5.45	1,078,762		4.39	1,094,001		4.31	981,484		3.86	1,004,559		3.60
Subtotal	2,414,841		11.03	2,349,564		9.56	2,243,474		8.84	2,035,129		8.00	2,324,325		8.32
Transport, Storage and Communications:
Transport and storage	1,610,818		7.36	1,627,835		6.62	1,590,546		6.26	1,540,719		6.05	1,459,422		5.23
Communications	59,673		0.27	40,793		0.17	46,448		0.18	72,211		0.28	38,720		0.14
Subtotal	1,670,491		7.63	1,668,628		6.79	1,636,994		6.44	1,612,930		6.33	1,498,142		5.37
Financial Services:
Financial and insurance companies	1,811,389		8.27	2,048,001		8.33	2,058,774		8.11	1,774,736		6.97	2,010,180		7.20
Real estate and other financial services	87,727		0.40	82,945		0.34	57,429		0.22	76,913		0.30	112,419		0.40
Subtotal	1,899,116		8.67	2,130,946		8.67	2,116,203		8.33	1,851,649		7.27	2,122,599		7.60
Community, Social and Personal Services:
Community, social and personal services	1,587,473		7.25	1,668,346		6.79	1,937,428		7.63	1,964,238		7.72	2,109,491		7.55
Subtotal	1,587,473		7.25	1,668,346		6.79	1,937,428		7.63	1,964,238		7.72	2,109,491		7.55
Others	580,365		2.65	836,034		3.41	907,166		3.57	1,116,601		4.39	1,398,237		5.01
Consumer Loans	3,361,964		15.36	3,747,275		15.25	3,974,623		15.65	4,013,459		15.78	4,436,161		15.89
Residential Mortgage Loans	5,418,623		24.75	6,404,986		26.06	6,924,766		27.27	7,477,236		29.39	8,052,073		28.83
Total	Ch$	21,891,333	100.00%	Ch$	24,573,426	100.00%	Ch$	25,398,424	100.00%	Ch$	25,451,513	100.00%	Ch$	27,926,632	100.00%

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

	As of December 31,
	2014		2015		2016		2017		2018
	(in millions of Ch$)
IFRS:
Brazil	Ch$	33,295	Ch$	23,333	Ch$	14,075	Ch$	—	Ch$	348
Canada	—		22,715		—		—		—
China	22,857		—		—		—		—
Colombia	6,075		—		—		3,393		4,515
India	18,284		—		—		—		—
Mexico	61,225		69,670		44,301		30,402		34,614
Netherlands	18,108		35,234		33,527		—		—
Panama	—		—		809		3,118		3,536
Peru	33,233		13,177		4,180		21,389		50,531
Spain	—		13,480		13,486		—		—
United States	—		21,261		—		—		—
Total	Ch$	193,077	Ch$	198,870	Ch$	110,378	Ch$	58,302	Ch$	93,544

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

It is important to note that Banco de Chile organizes its lending business in two business segments, namely, retail banking and wholesale banking. Accordingly, for risk management purposes, Banco de Chile has specialized processes and knowledgeable teams for credit approval in each of these segments.

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

We have continued to work and focus on the improvement of our retail lending analytics process, covering several elements, such as: (i) data management and data governance, (ii) scoring and loan loss provisioning models, (iii) validation standards and procedures, and (iv) an ongoing monitoring of models and portfolios, among others. These efforts are aimed at enhancing our market-leading position in risk management matters, maintaining a competitive risk-return relationship while reinforcing our governance and regulatory compliance.

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

Transactions in which the total customer credit risk is more than Ch$20,674 million require approval from a credit committee, composed of three members of the board of directors and our chief executive officer.  Transactions in which the total customer credit risk is equal to or less than Ch$20,674 million may be approved by other risk officers, depending on the amount involved, as follows:

Approved by	Limit in Ch$
Credit committee, including members of the board of directors	up to legal limits
Chief executive officer, chairman and chief risk officer	up to Ch$20,674 million
Chief executive officer, chairman or chief risk officer (any two of the three)	up to Ch$13,783 million
Chief risk officer and executive vice president of corporate/wholesale banking	up to Ch$11,026 million
Executive credit risk officers and executive vice president of corporate/wholesale banking	up to Ch$9,648 million
Executive credit risk officers and corporate/wholesale area’s executive managers	up to Ch$8,270 million
Senior credit risk officers and corporate/wholesale area’s senior managers	up to Ch$5,513 million
Senior credit risk officers and corporate/wholesale area’s junior managers	up to Ch$2,757 million
Senior credit risk officers and corporate/wholesale area’s department heads	up to Ch$1,654 million
Other department heads	up to Ch$1,013 million
Other officers	up to Ch$276 million

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

	As of December 31, 2014
	Commercial Loans		Residential Mortgage Loans		Consumer Loans		Total Loans		Percentage Loans of Classified
	(in millions of Ch$, except percentages)
IFRS:
Bank’s Credit Rating:
A1	Ch$	20,405	Ch$	—	Ch$	—	Ch$	20,405	0.19%
A2	2,211,120		—		—		2,211,120		20.19
A3	2,389,952		—		—		2,389,952		21.82
A4	2,372,714		—		—		2,372,714		21.66
A5	2,563,562		—		—		2,563,562		23.40
A6	1,018,489		—		—		1,018,489		9.30
Normal Portfolio	10,576,242		—		—		10,576,242		96.56
B1	73,569		—		—		73,569		0.67
B2	20,126		—		—		20,126		0.18
B3	10,372		—		—		10,372		0.09
B4	72,815		—		—		72,815		0.66
Substandard Portfolio	176,882		—		—		176,882		1.60
C1	40,844		—		—		40,844		0.37
C2	36,257		—		—		36,257		0.33
C3	9,028		—		—		9,028		0.08
C4	21,697		—		—		21,697		0.20
C5	71,134		—		—		71,134		0.65
C6	21,710		—		—		21,710		0.21
Non-complying Portfolio	200,670		—		—		200,670		1.84
Total Individual Classified Loans	Ch$	10,953,794	—		—		Ch$	10,953,794	100.00%
Normal Portfolio	1,942,685		5,325,029		3,124,586		10,392,300
Non-complying Portfolio	214,267		93,594		237,378		545,239
Total Group Classified Loans	Ch$	2,156,952	Ch$	5,418,623	Ch$	3,361,964	Ch$	10,937,539
Total loans	Ch$	13,110,746	Ch$	5,418,623	Ch$	3,361,964	Ch$	21,891,333
Percentage of Individual Classified Loans	83.55%		—%		—%		50.04%

	As of December 31, 2015
	Commercial Loans		Residential Mortgage Loans		Consumer Loans		Total Loans		Percentage Loans of Classified
	(in millions of Ch$, except percentages)
IFRS:
Bank’s Credit Rating:
A1	Ch$	11,388	Ch$	—	Ch$	—	Ch$	11,388	0.09%
A2	2,390,222		—		—		2,390,222		19.93%
A3	2,230,099		—		—		2,230,099		18.59%
A4	2,686,228		—		—		2,686,228		22.40%
A5	2,802,031		—		—		2,802,031		23.36%
A6	1,423,297		—		—		1,423,297		11.86%
Normal Portfolio	11,543,265		—		—		11,543,265		96.23%
B1	75,932		—		—		75,932		0.63%
B2	41,224		—		—		41,224		0.34%
B3	3,883		—		—		3,883		0.03%
B4	54,027		—		—		54,027		0.45%
Substandard Portfolio	175,066		—		—		175,066		1.45%
C1	37,111		—		—		37,111		0.31%
C2	37,364		—		—		37,364		0.31%
C3	10,530		—		—		10,530		0.09%
C4	60,259		—		—		60,259		0.50%
C5	113,274		—		—		113,274		0.94%
C6	19,172		—		—		19,172		0.17%
Non-complying Portfolio	277,710		—		—		277,710		2.32%
Total Individual Classified Loans	Ch$	11,996,041	—		—		Ch$	11,996,041	100.00%
Normal Portfolio	2,211,104		6,287,820		3,473,296		11,972,220
Non-complying Portfolio	214,020		117,166		273,979		605,165
Total Group Classified Loans	Ch$	2,425,124	Ch$	6,404,986	Ch$	3,747,275	Ch$	12,577,385
Total loans	Ch$	14,421,165	Ch$	6,404,986	Ch$	3,747,275	Ch$	24,573,426
Percentage of Individual Classified Loans	83.18%		—%		—%		48.82%

	As of December 31, 2016
	Commercial Loans		Residential Mortgage Loans		Consumer Loans		Total Loans		Percentage Loans of Classified
	(in millions of Ch$, except percentages)
IFRS:
Bank’s Credit Rating:
A1	Ch$	30,169	Ch$	—	Ch$	—	Ch$	30,169	0.26%
A2	1,921,212		—		—		1,921,212		16.30%
A3	2,313,419		—		—		2,313,419		19.62%
A4	2,524,878		—		—		2,524,878		21.41%
A5	3,074,587		—		—		3,074,587		26.08%
A6	1,525,998		—		—		1,525,998		12.94%
Normal Portfolio	11,390,263		—		—		11,390,263		96.61%
B1	82,158		—		—		82,158		0.70%
B2	31,754		—		—		31,754		0.27%
B3	2,884		—		—		2,884		0.02%
B4	80,019		—		—		80,019		0.68%
Substandard Portfolio	196,815		—		—		196,815		1.67%
C1	27,265		—		—		27,265		0.23%
C2	39,269		—		—		39,269		0.33%
C3	16,380		—		—		16,380		0.14%
C4	52,701		—		—		52,701		0.45%
C5	51,284		—		—		51,284		0.44%
C6	14,891		—		—		14,891		0.13%
Non-complying Portfolio	201,790		—		—		201,790		1.72%
Total Individual Classified Loans	Ch$	11,788,868	—		—		Ch$	11,788,868	100.00%
Normal Portfolio	2,518,008		6,784,614		3,723,550		13,026,172
Non-complying Portfolio	192,159		140,152		251,073		583,384
Total Group Classified Loans	Ch$	2,710,167	Ch$	6,924,766	Ch$	3,974,623	Ch$	13,609,556
Total loans	Ch$	14,499,035	Ch$	6,924,766	Ch$	3,974,623	Ch$	25,398,424
Percentage of Individual Classified Loans	81.31%		—%		—%		46.42%

	As of December 31, 2017
	Commercial Loans		Residential Mortgage Loans		Consumer Loans		Total Loans		Percentage Loans of Classified
	(in millions of Ch$, except percentages)
IFRS:
Bank’s Credit Rating:
A1	Ch$	34,870	Ch$	—	Ch$	—	Ch$	34,870	0.32%
A2	1,411,451		—		—		1,411,451		13.01%
A3	2,202,736		—		—		2,202,736		20.30%
A4	2,457,834		—		—		2,457,834		22.65%
A5	3,019,729		—		—		3,019,729		27.83%
A6	1,459,326		—		—		1,459,326		13.45%
Normal Portfolio	10,585,946		—		—		10,585,946		97.56%
B1	69,989		—		—		69,989		0.65%
B2	29,137		—		—		29,137		0.27%
B3	1,005		—		—		1,005		0.01%
B4	1,122		—		—		1,122		0.01%
Substandard Portfolio	101,253		—		—		101,253		0.94%
C1	25,533		—		—		25,533		0.24%
C2	34,021		—		—		34,021		0.31%
C3	3,516		—		—		3,516		0.03%
C4	56,127		—		—		56,127		0.52%
C5	28,845		—		—		28,845		0.27%
C6	13,872		—		—		13,872		0.13%
Non-complying Portfolio	161,914		—		—		161,914		1.50%
Total Individual Classified Loans	Ch$	10,849,113	—		—		Ch$	10,849,113	100.00%
Normal Portfolio	2,908,182		7,316,969		3,760,472		13,985,623
Non-complying Portfolio	203,523		160,267		252,987		616,777
Total Group Classified Loans	Ch$	3,111,705	Ch$	7,477,236	Ch$	4,013,459	Ch$	14,602,400
Total loans	Ch$	13,960,818	Ch$	7,477,236	Ch$	4,013,459	Ch$	25,451,513
Percentage Classified	77.71%		—%		—%		42.63%

	As of December 31, 2018 (1)
	Stage 1	Stage 2	Stage 3	POCI	Total Loans	Percentage Loans of Classified
	(in millions of Ch$, except percentages)
Bank’s Credit Rating:
Commercial Loans
Individual
A1	31,169	—	—	—	31,169	0.27%
A2	1,541,158	59,343	—	—	1,600,501	13.70%
A3	2,275,574	21,458	—	—	2,297,032	19.66%
A4	2,544,661	79,434	—	—	2,624,095	22.46%
A5	3,033,858	328,848	—	—	3,362,706	28.78%
A6	—	1,550,871	—	—	1,550,871	13.28%
Normal Portfolio	9,426,420	2,039,954	—	—	11,466,374	98.15%
B1	—	57,463	—	—	57,463	0.49%
B2	—	35,446	—	—	35,446	0.30%
B3	—	333	—	—	333	0.00%
B4	—	1,652	—	—	1,652	0.01%
Substandard Portfolio	—	94,894	—	—	94,894	0.80%
C1	—	—	25,065	267	25,332	0.22%
C2	—	—	29,868	—	29,868	0.26%
C3	—	—	7,952	—	7,952	0.08%
C4	—	—	22,419	319	22,738	0.19%
C5	—	—	21,000	—	21,000	0.18%
C6	—	—	14,260	29	14,289	0.12%
Non-Complying Portfolio	—	—	120,564	615	121,179	1.05%
Subtotal individual loans	9,426,420	2,134,848	120,564	615	11,682,447	100.00%

Group
Normal portfolio	3,049,264	447,225	6,702	—	3,503,191	93.27%
Non-complying portfolio	—	13,026	239,734	—	252,760	6.73%
Subtotal group loans	3,049,264	460,251	246,436	—	3,755,951	100.00%
Total Commercial Loans	12,475,684	2,595,099	367,000	615	15,438,398

Residential Mortgage Loans
Group
Normal portfolio	6,893,619	993,085	513	—	7,887,217	97.95%
Non-complying portfolio	—	—	164,856	—	164,856	2.05%
Subtotal group loans	6,893,619	993,085	165,369	—	8,052,073	100.00%
Total Residential Mortgage Loans	6,893,619	993,085	165,369	—	8,052,073

Consumer Loans
Group
Normal portfolio	3,166,290	975,898	24,579	—	4,166,767	93.93%
Non-complying portfolio	—	—	269,394	—	269,394	6.07%
Subtotal group loans	3,166,290	975,898	293,973	—	4,436,161	100.00%
Total Consumer Loans	3,166,290	975,898	293,973	—	4,436,161

Total Individual Loans	9,426,420	2,134,848	120,564	615	11,682,447	41.83%
Total Group Loans	13,109,173	2,429,234	705,778	—	16,244,185	58.17%
Total Loans	22,535,593	4,564,082	826,342	615	27,926,632	100.00%
Percentage Individual Classified	41.83%	46.77%	14.59%	100%	41.83%	—

(1)         IFRS 9 replaced IAS 39 for financial statements from January 1, 2018 onwards and includes new classification and measurement requirements for financial assets and liabilities, impairment requirements for financial assets and hedge accounting policy. The application of this standard as of January 1, 2018 has had an impact on our consolidated financial statements at that date. The effect of the first application of IFRS 9 is detailed in Note 5 “Transition Disclosures” to our audited consolidated financial statements.

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

Classification of Loan Portfolio Based on the Borrower’s Payment Performance

The following tables set forth under IFRS as of the dates indicated the amounts that are current as to payments of principal and interest and the amounts that are overdue:

	Domestic Loans(1)
	As of December 31,
	2014		2015		2016		2017		2018
	(in millions of Ch$)
IFRS:
Current	Ch$	20,510,141	Ch$	23,147,753	Ch$	24,096,865	Ch$	24,125,548	Ch$	26,535,548
Past due 1-29 days	567,986		621,649		614,666		640,957		657,719
Past due 30-89 days	347,146		305,362		285,829		324,111		334,291
Past due 90 days or more	272,983		299,792		290,686		302,595		305,530
Total loans	Ch$	21,698,256	Ch$	24,374,556	Ch$	25,288,046	Ch$	25,393,211	Ch$	27,833,088

	Foreign Loans(1)
	As of December 31,
	2014		2015		2016		2017		2018
	(in millions of Ch$)
IFRS:
Current	Ch$	193,077	Ch$	198,870	Ch$	110,378	Ch$	58,302	Ch$	93,544
Past due 1-29 days	—		—		—		—		—
Past due 30-89 days	—		—		—		—		—
Past due 90 days or more	—		—		—		—		—
Total loans	Ch$	193,077	Ch$	198,870	Ch$	110,378	Ch$	58,302	Ch$	93,544

	Total Loans(1)
	As of December 31,
	2014		2015		2016		2017		2018
	(in millions of Ch$)
IFRS:
Current	Ch$	20,703,218	Ch$	23,346,623	Ch$	24,207,243	Ch$	24,183,850	Ch$	26,629,092
Past due 1-29 days	567,986		621,649		614,666		640,957		657,719
Past due 30-89 days	347,146		305,362		285,829		324,111		334,291
Past due 90 days or more	272,983		299,792		290,686		302,595		305,530
Total loans	Ch$	21,891,333	Ch$	24,573,426	Ch$	25,398,424	Ch$	25,451,513	Ch$	27,926,632
Past due loans (1-89 days) as a percentage of total loans	4.18%		3.77%		3.55%		3.79%		3.55%
Past due loans (90 days or more) as a percentage of total loans	1.25%		1.22%		1.14%		1.19%		1.09%

(1)         Past due loans refer to installments that are overdue and the remaining outstanding balance of such loans (including principal and interest).

Loans included in the previous table, which have been restructured and bear no interest, are as follows:

	As of December 31,
	2014		2015		2016		2017		2018
	(in millions of Ch$)
IFRS:
Ch$	Ch$	4,616	Ch$	4,618	Ch$	3,016	Ch$	3,089	Ch$	3,317
UF	142		141		1		—		—
Total	Ch$	4,758	Ch$	4,759	Ch$	3,017	Ch$	3,089	Ch$	3,317

The amount of interest we would have recorded on these loans for the year ended December 31, 2018 based on a market interest rate would have been Ch$172 million.

In addition, other loans that were restructured, mainly through the extension of their maturities, and that bear interest, are as follows:

	As of December 31,
	2014	2015	2016	2017	2018
	(in millions of Ch$)
IFRS:
Total other restructured loans	534,899	592,166	547,744	576,064	569,671

During the year ended December 31, 2018, interest recorded in income on these loans amounted to Ch$59,440 million.

Analysis of Substandard and Past Due Loans

The following table analyzes our substandard loans, total past due loans and allowances for loan losses existing at the dates indicated under IFRS.

	Year Ended December 31, (1)
	2014		2015		2016		2017		2018 (3)
	(in millions of Ch$, except percentages)
IFRS:
Total Loans	Ch$	21,891,333	Ch$	24,573,426	Ch$	25,398,424	Ch$	25,451,513	Ch$	27,926,632
Impaired loans	829,096		940,783		868,077		780,818		826,342
Impaired loans as a percentage of total loans	3.79%		3.83%		3.42%		3.07%		2.96%
Total Past Due Loans
To the extent secured(2)	24,811		35,857		30,806		32,403		30,869
To the extent unsecured	248,172		263,935		259,880		270,192		274,661
Total Past Due Loans	272,983		299,792		290,686		302,595		305,530
Total Past Due Loans as a percentage of total loans
To the extent secured(2)	0.11		0.15		0.12		0.13		0.11
To the extent unsecured	1.14		1.07		1.02		1.06		0.98
Total past due loans as a percentage of total loans	1.25%		1.22%		1.14%		1.19%		1.09%
Allowance for loan losses as a percentage of:
Total loans	2.24		2.24		2.18		1.95		2.10
Past due loans	179.70		183.61		190.85		163.86		191.59
Unsecured past due loans	197.67%		208.55%		213.47%		183.51%		213.13

(1)         All references to Total Past Due Loans in the table above refer as to Total Past Due Loans (90 days or more) including interests and principal.

(2)         Security generally consists of mortgages on real estate, pledges of marketable securities, letters of credit or cash.

(3)   IFRS 9 replaced IAS 39 for financial statements from January 1, 2018 onwards and includes new classification and measurement requirements for financial assets and liabilities, impairment requirements for financial assets and hedge accounting policy. The application of this standard as of January 1, 2018 has had an impact on our consolidated financial statements at that date. The effect of the first application of IFRS 9 is detailed in Note 5 “Transition Disclosures” to our audited consolidated financial statements.

Analysis of Allowances for Loan Losses

The following table analyzes our allowances for loan losses and changes in the allowances attributable to charge-offs, allowances established and allowances released:

	As of December 31,
	2014		2015		2016		2017		2018 (1)
	(in millions of Ch$, except percentages)
IFRS:
Allowances for loan losses at beginning of period	Ch$	439,298	Ch$	490,558	Ch$	550,443	Ch$	554,769	Ch$	495,821
IFRS 9 — First Time Adoption	—		—		—		—		73,817
Charge-offs	(254,349)		(256,556)		(277,057)		(318,790)		(292,923)
Debt Exchange	—		—		—		—		—
Loan portfolio acquisition	—		12,329		—		—		—
Sale of loans	(993)		(2,690)		(24,925)		(11,595)		(958)
Allowances established	306,602		306,802		306,308		271,437		309,621
Allowances for loan losses at end of period	Ch$	490,558	Ch$	550,443	Ch$	554,769	Ch$	495,821	Ch$	585,378
Allowances for loan losses at end of period as a percentage of total loans	2.24%		2.24%		2.18%		1.95%		2.10%
Ratio of charge-offs to average loans	1.18%		1.12%		1.12%		1.26%		1.11%
Provisions for loan losses as a percentage of average loans	1.21%		1.07%		1.05%		0.87%		0.95%

(1)         IFRS 9 replaced IAS 39 for financial statements from January 1, 2018 onwards and includes new classification and measurement requirements for financial assets and liabilities, impairment requirements for financial assets and hedge accounting policy. The application of this standard as of January 1, 2018 has had an impact on our consolidated financial statements at that date. The effect of the first application of IFRS 9 is detailed in Note 5 “Transition Disclosures” to our audited consolidated financial statements.

For the year ended December 31, 2014 the local economic slowdown deepened, as reflected by GDP growth of only 1.9% for the year.  This slower pace was attributable to both a sharp year-over-year reduction of 4.8% in investment, and a slowdown in private consumption reflected by a slight 2.7% annual increase, according to information released by the Central Bank.  These trends directly impacted banking activity.  In fact, the first half of 2014 was characterized by slow growth in commercial loans as a result of a delay in diverse investment projects due to both the uncertainty regarding political and economic reforms and volatility in foreign markets.  On the other hand, consumption started to decelerate during the second half of the year because downward economic expectations translated into deteriorated consumer confidence.  As a result of this scenario, during 2014 we recorded an increase of 11.7% in allowances for loan losses, from Ch$439,298 million in 2013 to Ch$490,558 million in 2014.  This increase was primarily based on:  (i) loan growth that was focused on retail banking, whose average loan balances increased by 11.3% during the year, and (ii) a negative exchange rate effect on allowances for loan losses denominated in U.S. dollars, due to the Chilean peso depreciation in 2014 (15.3%).

In 2015, the Chilean GDP grew by 2.3%, which was below the potential growth of 3.5% estimated for the Chilean economy in a full-capacity scenario.  This moderate increase was due to both external and internal factors.  For instance, the Chinese economic slowdown impacted commodity prices, including copper, which affected investment rate in the Chilean mining sector.  Additionally, low business sentiment impacted overall investments.  Consequently, investment declined by 0.8% in 2015.  On the other hand, in spite of low consumer confidence, total consumption (including private and government consumption) grew by 2.4% on an annual basis, based on a 4.5% increase in government spending and a 2.0% increase in private consumption.  The main contributor for private consumption continued to be the labor market, which has remained resilient in the face of the Chilean economic slowdown, averaging 6.2% in 2015 as compared to 6.4% in 2014.  In this environment, we have tightened our credit granting process, by implementing stricter requirements across all business segments, while reinforcing collection procedures.  Also, our loan portfolio mix has moderately changed towards low-risk products and customers.  In this regard, our consumer finance portfolio has remained stable over the last two years, given our assessment of the effects of the Chilean economic slowdown on lower income segment customers.  Thus, we have promoted loan growth in mortgage loans in the upper and middle income segment while increasing penetration of the same segment with consumer loans such as installment loans and credit cards.  On the other hand, we have been cautious in the wholesale banking segment by prioritizing the risk-return equation, although we experienced deterioration in the financial condition of certain customers during 2015, which led us to increase allowances.  On the whole, this strategy translated into an increase of 12.2% in allowances for loan losses from Ch$490,558 million in 2014 to Ch$550,443 million in 2015.  The main factors explaining this annual increase were:  (i) loan growth of 6.3% (average balances) and (ii) a negative exchange rate effect on the U.S. dollar-denominated allowances for loan losses, given a higher depreciation of the Chilean peso in 2015 (16.9%) as compared to 2014 (15.3%).  These factors were partially offset by a change in the portfolio mix, towards safer products, and a general improvement in credit quality.  Thus, our risk index remained flat on an annual basis by reaching 2.24% in 2015.

During 2016 the Chilean economy continued its sluggish performance, recording annual GDP growth of 1.3%. Similar to previous years, private consumption continued to be the main driver of the local economy, posting a 2.2% annual increase. In contrast, investment (measured as gross capital formation) contracted for third year in a row and totaled a 0.8% decrease on an annual basis. These trends were highly aligned with the path followed by both consumer and investor confidence, which have remained pessimistic over the past three years. In turn, this has been the result of both internal factors, such as reforms on various matters undertaken by the administration appointed in 2014, and external factors, including the economic slowdown of relevant trade partners and the end of commodity prices’ super cycle. In the midst of this environment, we have been able to grow while keeping credit risk controlled. In order to do this, we have promoted a balance between risk and return while making our entire credit process, from assessment to collection, more efficient. Similarly, we have added new requirements to the existing set of conditions a borrower must meet in order to obtain a loan. Thus, we have introduced new requirements associated with collateral, loan-to-value limits, financial burden thresholds, etc. The financial condition of some wholesale customers improved in 2016 as compared to 2015, allowing us to adequately perform in terms of credit risk in 2015. Our allowances for loan losses slightly increased on an annual basis, form Ch$550,443 million in 2015 to Ch$554,769 million in 2016, which entails 0.8% annual growth. This annual variance was mainly the result of: (i) an annual increase of 7.9% in average loans and (ii) a moderate net deterioration in credit quality, particularly concentrated in the retail banking segment and partially offset by improved behavior of wholesale customers. These factors were to some extent offset by a positive exchange rate effect on U.S. dollar-denominated allowances for loans losses, given a depreciation of 16.9% of the Chilean peso in 2015 as compared to an appreciation of 5.3% in 2016. Since the variance in allowances for loan loss was below the growth posted by our loan book, our risk index decreased slightly from 2.24% to 2.18% between 2015 and 2016.

During 2017, the Chilean economy continued to perform below expectations, with GDP growth of 1.5% on an annual basis, primarily as a result of stagnant investment (measured as gross capital formation) due to a weak business sentiment and a limited increase in private consumption in light of low consumer confidence. Against such economic background, loan growth has been adversely affected by a slowdown in commercial loans granted to companies, offset by the positive dynamism observed in mortgage loans, due to a continuously active real estate sector, and to a lesser extent by consumer loans which continued to grow despite private consumption deceleration. Based on these trends, we have continued to focus our loan growth on selected customer segments like the high and middle income personal segment and SME banking segment. On the other hand, our loan book composed of commercial loans granted to corporations and large companies decreased on an annual basis, principally due to the dynamics mentioned above and our aim of preserving our risk-return relationship amid intensified competition that pressured margins down. From the credit quality point of view, despite the growth posted by our retail banking loans (7.8% on an annual basis), we were able to reduce the amount of allowances for loan losses by 10.6% on an annual basis, from Ch$554,769 million in 2016 to Ch$495,821 million in 2017. This reduction in the amount of allowances for loan losses was due to: (i) a net credit quality improvement primarily concentrated on the wholesale banking segment due to both enhanced financial condition among certain customers and some customers reducing their liabilities with us, such as those in the fishing sector, and (ii) a positive exchange rate effect on allowances for loan losses denominated in U.S. dollars as a consequence of an 8.2% appreciation of the Chilean peso against the U.S. dollar in 2017 as compared to the 5.3% appreciation of the Chilean peso in 2016. These factors were partially offset by an overall loan growth of 2.6% and a moderate change in loan mix towards retail banking.  Accordingly, our risk index decreased from 2.18% in 2016 to 1.95% in 2017.

During 2018, the Chilean economy experienced a significant rebound, as reflected by a 4.0% annual GDP growth. Private investment recovered significantly by growing positively for the first time in three years, mostly led by the reactivation of significant investment projects across all Chilean economic sectors. In addition, household consumption remained solid in terms of annual growth. Even though real salaries did not post a significant increase on an annual basis, lower than expected inflation contributed to maintaining household spending in positive territory.  Our loan book grew in line with these economic trends, although with a lag in regards to private investment. Thus, whereas consumer and mortgage loans maintained a relatively stable growth trend over the year, commercial loans, closer linked to large companies and corporations recorded a significant rebound in terms of loan growth in the final two quarters. Amid these trends, we continued to focus on the risk—return relationship, which led us prioritize selective growth in the upper and middle income segments for personal banking while taking advantage of our excellent approach to SMEs that continued to grow steadily in terms of loans. In the wholesale segment, given a sluggish demand for loans, particularly in the first half of the year, we enhanced our customer proximity to be prepared for a more favorable environment. In terms of credit quality, we recorded an annual increase of approximately Ch$89,557 million in loan loss allowances in 2018 as compared to 2017. This increase was influenced by various factors including business drivers and regulatory changes. From the regulatory point of view, in 2018 we began the implementation of IFRS 9, which resulted in an increase of approximately Ch$73,817 million in loan loss allowances for first time adoption of this new provisioning standard. The remaining amount of approximately Ch$15,740 million is explained by different business drivers, such as: (i) the expansion of our loan book, particularly concentrated in the retail banking segment, which result in higher loan loss allowances of approximately Ch$20,621 million, including the effect of change in the mix, and (ii) a negative exchange rate effect on U.S. dollar-denominated loan loss allowances of approximately Ch$11,519 million (higher loan loss allowances), given a 12.7% depreciation of the Chilean peso against the U.S. dollar in 2018. These factors were partially offset by a net credit quality improvement in both the retail and the wholesale banking segment, in line with more dynamic economic activity and the effectiviness of our credit risk management process. As a result of these drivers, our risk index increased from 1.95% in 2017 to 2.10% in 2018.

For allowances for loan losses associated with impaired loans and with non-impaired loans, see Note 12(b) to our audited consolidated financial statements as of and for the year ended December 31, 2018 appearing elsewhere in this annual report. For further information on the effect of first time adoption of IFRS 9, see Note 5 to our to our audited consolidated financial statements as of and for the year ended December 31, 2018, appearing elsewhere in this annual report.

Loans are written-off when the collection efforts have been exhausted but not later than the maximum periods as follows:

Type of Loan	Term
Consumer loans with or without collateral	6 months
Other transactions without collateral	24 months
Commercial loans with collateral	36 months
Residential mortgage loans	48 months
Consumer leases	6 months
Other non-real estate lease transactions	12 months
Real estate leases (commercial or residential)	36 months

The following table presents the charge-offs breakdown by loan category:

	Year ended December 31,
	2014		2015		2016		2017		2018
	(in millions of Ch$)
IFRS:
Commercial loans	Ch$	66,724	Ch$	57,988	Ch$	59,843	Ch$	58,716	Ch$	52,419
Mortgage loans	2,978		2,553		4,190		5,093		6,993
Consumer loans	184,647		196,015		213,024		254,981		233,511
Total	Ch$	254,349	Ch$	256,556	Ch$	277,057	Ch$	318,790	Ch$	292,923

Loan recoveries by type of loan are shown in the table below:

	Year ended December 31,
	2014		2015		2016		2017		2018
	(in millions of Ch$)
IFRS:
Commercial loans	Ch$	14,272	Ch$	18,011	Ch$	13,017	Ch$	13,750	Ch$	13,579
Mortgage loans	2,152		1,895		2,350		3,246		4,572
Consumer loans	29,885		33,043		31,475		32,481		42,428
Subtotal	46,309		52,949		46,842		49,477		60,579
Recoveries and sales of loans reacquired from the Central Bank	—		—		—		—		—
Total	Ch$	46,309	Ch$	52,949	Ch$	46,842	Ch$	49,477	Ch$	60,579
Total Recoveries as a percentage of average loans	0.21%		0.23%		0.19%		0.20%		0.23%

The following tables classify our loan portfolio based on the borrower’s payment performance for each of the last five years:

	Year ended December 31, 2014
	Commercial Loans		Consumer Loans		Mortgage Loans		Total
	(in millions of Ch$)
IFRS:
Past due loans - 90 days to 6 months	Ch$	42,558	Ch$	62,947	Ch$	16,641	Ch$	122,146
Past due loans - 6 months to 12 months	52,158		—		15,329		67,487
Past due loans - 12 months to 24 months	57,075		—		11,320		68,395
Past due loans - 24 months to 36 months	8,031		—		4,822		12,853
Past due loans - 36 months to 48 months	50		—		2,052		2,102
Past due Loans	Ch$	159,872	Ch$	62,947	Ch$	50,164	Ch$	272,983

	Year ended December 31, 2015
	Commercial Loans		Consumer Loans		Mortgage Loans		Total
	(in millions of Ch$)
IFRS:
Past due loans - 90 days to 6 months	Ch$	43,389	Ch$	61,389	Ch$	18,909	Ch$	123,687
Past due loans - 6 months to 12 months	55,080		—		20,494		75,574
Past due loans - 12 months to 24 months	61,582		—		17,196		78,778
Past due loans - 24 months to 36 months	11,464		—		7,502		18,966
Past due loans - 36 months to 48 months	218		—		2,569		2,787
Past due Loans	Ch$	171,733	Ch$	61,389	Ch$	66,670	Ch$	299,792

	Year ended December 31, 2016
	Commercial Loans		Consumer Loans		Mortgage Loans		Total
	(in millions of Ch$)
IFRS:
Past due loans - 90 days to 6 months	Ch$	29,775	Ch$	71,182	Ch$	23,117	Ch$	124,074
Past due loans - 6 months to 12 months	40,092		—		19,370		59,462
Past due loans - 12 months to 24 months	53,942		—		22,942		76,884
Past due loans - 24 months to 36 months	14,523		—		10,109		24,632
Past due loans - 36 months to 48 months	858		—		4,776		5,634
Past due Loans	Ch$	139,190	Ch$	71,182	Ch$	80,314	Ch$	290,686

	Year ended December 31, 2017
	Commercial Loans		Consumer Loans		Mortgage Loans		Total
	(in millions of Ch$)
IFRS:
Past due loans - 90 days to 6 months	Ch$	33,559	Ch$	71,020	Ch$	18,460	Ch$	123,039
Past due loans - 6 months to 12 months	39,992		—		25,217		65,209
Past due loans - 12 months to 24 months	51,689		—		27,280		78,969
Past due loans - 24 months to 36 months	12,481		—		14,769		27,250
Past due loans - 36 months to 48 months	2,175		—		5,953		8,128
Past due Loans	Ch$	139,896	Ch$	71,020	Ch$	91,679	Ch$	302,595

	Year ended December 31, 2018
	Commercial Loans		Consumer Loans		Mortgage Loans		Total
	(in millions of Ch$)
IFRS:
Past due loans - 90 days to 6 months	Ch$	33,235	Ch$	74,733	Ch$	21,682	Ch$	129,650
Past due loans - 6 months to 12 months	43,423		—		22,388		65,811
Past due loans - 12 months to 24 months	49,558		—		23,547		73,105
Past due loans - 24 months to 36 months	15,282		—		13,507		28,789
Past due loans - 36 months to 48 months	490		—		7,685		8,175
Past due Loans	Ch$	141,988	Ch$	74,733	Ch$	88,809	Ch$	305,530

Allocation of Allowances for Loan Losses

The following tables set forth the proportions of our required allowances for loan losses attributable to our commercial, consumer and residential mortgage loans under IFRS as of the dates indicated.

	As of December 31, 2014
	Allowance amount		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans(1)
	(in millions of Ch$, except percentages)
IFRS:
Commercial loans	Ch$	273,813	2.09%	1.25%	59.89%
Consumer loans	192,724		5.73	0.88	15.36
Residential mortgage loans	24,021		0.44	0.11	24.75
Total allocated allowances	Ch$	490,558	2.24%	2.24%	100.00%

	As of December 31, 2015
	Allowance amount		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans(1)
	(in millions of Ch$, except percentages)
IFRS:
Commercial loans	Ch$	319,504	2.22%	1.30%	58.69%
Consumer loans	200,934		5.36%	0.82%	15.25%
Residential mortgage loans	30,005		0.47%	0.12%	26.06%
Total allocated allowances	Ch$	550,443	2.24%	2.24%	100.00%

	As of December 31, 2016
	Allowance amount		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans(1)
	(in millions of Ch$, except percentages)
IFRS:
Commercial loans	Ch$	272,274	1.88%	1.07%	57.09%
Consumer loans	249,748		6.28%	0.98%	15.65%
Residential mortgage loans	32,747		0.47%	0.13%	27.26%
Total allocated allowances	Ch$	554,769	2.18%	2.18%	100.00%

	As of December 31, 2017
	Allowance amount		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans(1)
	(in millions of Ch$, except percentages)
IFRS:
Commercial loans	Ch$	221,229	1.58%	0.87%	54.85%
Consumer loans	242,577		6.04%	0.95%	15.77%
Residential mortgage loans	32,015		0.43%	0.13%	29.38%
Total allocated allowances	Ch$	495,821	1.95%	1.95%	100.00%

	As of December 31, 2018 (2)
	Allowance amount		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans(1)
	(in millions of Ch$, except percentages)
IFRS:
Commercial loans	Ch$	228,864	1.48%	0.82%	55.28%
Consumer loans	322,184		7.26%	1.15%	15.89%
Residential mortgage loans	34,330		0.43%	0.12%	28.83%
Total allocated allowances	Ch$	585,378	2.10%	2.10%	100.00%

(1)         Based on our loan classification.

(2)         IFRS 9 replaced IAS 39 for financial statements from January 1, 2018 onwards and includes new classification and measurement requirements for financial assets and liabilities, impairment requirements for financial assets and hedge accounting policy. The application of this standard as of January 1, 2018 has had an impact on our consolidated financial statements at that date. The effect of our first application of IFRS 9 is detailed in note 5 “Transition Disclosures” to our audited consolidated financial statements.

The following table sets forth our charge-offs for 2014, 2015, 2016, 2017 and 2018 by major economic sector and provides further detail of charge-offs that have already been described in the previous discussion of allowances for loan losses:

	Year Ended December 31,
	2014		2015		2016		2017		2018
	(in millions of Ch$)
IFRS:
Commercial:
Agriculture	Ch$	7,007	Ch$	7,796	Ch$	6,729	Ch$	8,851	Ch$	3,743
Mining	3,193		1,884		2,001		3,769		1,661
Manufacturing	5,389		4,376		4,384		4,958		4,040
Construction	10,335		7,132		7,830		5,661		6,232
Commerce	14,536		13,063		15,276		13,096		11,566
Transport	5,545		5,944		4,902		4,074		5,521
Financial services	16,328		10,275		14,085		13,485		14,017
Community	4,391		7,518		4,636		4,822		5,639
Subtotal:	Ch$	66,724	Ch$	57,988	Ch$	59,843	Ch$	58,716	Ch$	52,419
Consumer loans	184,647		196,015		213,024		254,981		233,511
Mortgage loans	2,978		2,553		4,190		5,093		6,993
Total	Ch$	254,349	Ch$	256,556	Ch$	277,057	Ch$	318,790	Ch$	292,923

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

	As of December 31,
	2016		2017		2018
	(in millions of Ch$)
IFRS:
Current accounts	Ch$	6,907,655	Ch$	7,200,050	Ch$	7,725,465
Other demand deposits	1,413,493		1,715,656		1,859,023
Savings accounts	208,435		214,120		224,303
Time deposits	10,277,292		9,743,968		10,343,922
Other term balance payables	67,174		109,690		87,949
Total	Ch$	18,874,049	Ch$	18,983,484	Ch$	20,240,662

Maturity of Deposits

The following table sets forth information regarding the currency and maturity of our deposits at December 31, 2018, expressed in percentages, under IFRS.  UF-denominated deposits are similar to Chilean peso-denominated deposits in all aspects, except that the principal is readjusted periodically based on the value of the UF.

	As of December 31, 2018
	Ch$	UF	Foreign Currency	Total
	(in percentage)
IFRS:
Demand deposits	50.96%	17.43%	52.75%	47.35%
Savings accounts	—	9.78	—	1.11
Time deposits:
Maturing within three months	33.69	32.98	41.18	34.41
Maturing after three but within six months	8.41	9.49	4.88	8.15
Maturing after six but within 12 months	5.46	24.98	0.73	7.17
Maturing after 12 months	1.48	5.34	0.46	1.81
Total time deposits	49.04	72.79	47.25	51.54
Total deposits	100.00%	100.00%	100.00%	100.00%

The following table sets forth information regarding the currency and maturity of deposits in excess of U.S.$100,000 as of December 31, 2018, under IFRS.

	As of December 31, 2018
	Ch$		UF		Foreign Currency		Total
	(in millions of Ch$)
IFRS:
Demand deposits	Ch$	3,764,135	Ch$	15,983	Ch$	938,395	Ch$	4,718,513
Savings accounts	—		39,406		—		39,406
Time deposits:
Maturing within three months	3,495,635		536,355		773,049		4,805,039
Maturing after three but within six months	1,315,895		209,241		103,004		1,628,140
Maturing after six but within 12 months	858,079		568,750		14,617		1,441,446
Maturing after 12 months	232,752		122,057		9,340		364,149
Total time deposits	Ch$	5,902,361	Ch$	1,436,403	Ch$	900,010	Ch$	8,238,774
Total deposits	Ch$	9,666,496	Ch$	1,491,792	Ch$	1,838,405	Ch$	12,996,693

Deposits in Foreign Countries

We also maintain deposits abroad, as needed to conduct our foreign trade transactions and manage liquidity.  The table below lists the largest amounts of foreign deposits by country as of the dates indicated, under IFRS:

	As of December 31,
	2016		2017		2018
	(in millions of Ch$)
IFRS:
Australia	Ch$	1,636	Ch$	646	Ch$	1,679
Canada	1,535		1,358		2,046
China	3		317		828
Denmark	186		124		731
Finland	6		6		121
France	38		5		713
Germany	8,231		22,549		3,679
Japan	59,732		55,600		9,847
Mexico	1,582		2,175		1,909
Netherlands	—		1,252		1,369
Norway	196		285		487
Peru	30		19		5
Sweden	764		7,064		2,347
United Kingdom	8,066		6,020		9,893
United States	533,764		264,761		71,060
Total	Ch$	615,769	Ch$	362,181	Ch$	106,714

Short-Term Borrowings

The principal categories of our short-term borrowings are amounts borrowed under foreign trade lines of credit, domestic inter-bank loans and repurchase agreements.  The table below presents the amounts outstanding and the weighted average nominal interest rate for each period indicated by type of short-term borrowing under IFRS.

	For the year ended December 31,
	2016		2017		2018
	Year-End Balance	Weighted Average Nominal Interest Rate	Year-End Balance	Weighted Average Nominal Interest Rate	Year-End Balance	Weighted Average Nominal Interest Rate
	(in millions of Ch$, except interest rate data)
IFRS:
Payables from repurchase agreements and security lending	216,817	2.87%	195,392	2.66%	303,820	2.93%
Borrowings from domestic financial institutions	—	—	1,100	2.25	7,375	2.5
Foreign borrowings	919,333	1.30	1,119,925	1.47	1,430,087	1.89
Other obligations	164,486	—	119,498	—	111,024	—
Total short-term borrowings	1,300,636	1.40%	1,435,915	1.51%	1,852,306	1.95%

The following table shows the average balance and the weighted average nominal rate for each short-term borrowing category during the periods indicated:

	For the year ended December 31,
	2016		2017		2018
	Average Balance	Weighted Average Nominal Interest Rate	Average Balance	Weighted Average Nominal Interest Rate	Average Balance	Weighted Average Nominal Interest Rate
	(in millions of Ch$, except interest rate data)
IFRS:
Payables from repurchase agreements and security lending	192,768	3.23%	198,142	2.62%	365,305	2.58%
Central Bank borrowings	5	—	1	—	—	—
Borrowings from domestic financial institutions	4,673	5.39	49,373	3.43	10,763	6.99
Sub-total	197,446	3.28	247,516	2.78	376,068	2.71
Foreign borrowings	1,080,464	1.23	958,757	1.83	968,421	2.95
Total short-term borrowings	1,277,910	1.54%	1,206,273	2.03%	1,344,489	2.88

The following table presents the maximum month-end balances of our principal sources of short-term borrowings during the periods indicated:

	Maximum 2016 month-end balance	Maximum 2017 month-end balance	Maximum 2018 month-end balance
	(in millions of Ch$)
IFRS:
Investments sold under agreements to repurchase	240,739	233,343	578,074
Central Bank borrowings	6	3	—
Borrowings from domestic financial institutions	12	4,100	7,375
Foreign borrowings	1,404,739	1,246,257	1,509,384

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

The following table sets forth our minimum capital requirements (and availability) with respect to total assets as set by the SBIF:

	As of December 31,
	2016	2017	2018
	(in millions of Ch$)
CHILEAN GAAP:
Banco de Chile’s basic capital	2,887,410	3,105,714	3,304,152
Basic capital required (with respect to total assets)	(1,070,442)	(1,110,531)	(1,199,688)
Excess over minimum basic capital required	1,816,968	1,995,183	2,104,464

Similarly, the following table sets forth our minimum capital requirements (and availability) with respect to risk-weighted assets, as set by the SBIF:

	As of December 31,
	2016	2017	2018
	(in millions of Ch$)
CHILEAN GAAP:
Banco de Chile’s Total Regulatory Capital	3,729,427	3,934,727	4,129,999
Total Regulatory Capital required (with respect to risk-weighted assets)	(2,684,208)	(2,706,834)	(2,969,530)
Excess over minimum Total Regulatory Capital required	1,045,219	1,227,893	1,160,469

Item 4A     Unresolved Staff Comments

None.

Item 5              Operating and Financial Review and Prospects

OPERATING RESULTS

Introduction

The following discussion should be read in conjunction with, and is entirely qualified by reference to, our audited consolidated financial statements as of and for the year ended December 31, 2018 appearing elsewhere in this annual report and “Item 4.  Information on the Company—Selected Statistical Information.”  Certain amounts (including percentage amounts) that appear in this annual report may not total due to rounding.

Unless otherwise indicated, the financial information included in this annual report with respect to  2014, 2015, 2016, 2017 and 2018 has been derived from financial statements that have been prepared in accordance with IFRS as issued by the IASB.  See Note 2(a) to our audited consolidated financial statements as of and for the year ended December 31, 2018 appearing elsewhere in this annual report.  IFRS differs in certain significant respects from Chilean GAAP.  As a result, our financial information presented under IFRS is not directly comparable to any of our financial information presented under Chilean GAAP.  Accordingly, readers should avoid such comparison.

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

According to information published by the SBIF, as of December 31, 2018, excluding operations of subsidiaries abroad, we were the second largest bank in Chile in terms of total loans with a market share of 16.9%, the largest provider of commercial loans with a market share of 16.7%, the largest private bank in Chile in terms of balances of current accounts and demand deposits, net of clearings, with a 22.2% market share, the second largest provider of consumer loans in Chile with a market share of 17.9% and the third largest private sector bank in Chile in terms of residential mortgage loans with a market share of 16.8%.  Also according to the SBIF, as of December 31, 2018, we were the largest bank in Chile in terms of net income attributable to equity holders with a market share of 25.3% and the largest bank in Chile in terms of current account balances held by individuals with a market share of 27.2%. According to the Chilean Association of Mutual Funds, as of December 31, 2018, we were the largest provider of mutual funds management services in Chile with a market share of 21.1%.

After a period of accelerated growth between 1985 and 1997, when Chile’s GDP expanded at an average annual rate of 6.9%, Chile’s economic growth slowed to an average rate of 4.8% between 2000 and 2008. In 2009, the effects of the global financial crisis impacted the Chilean economy and Chile’s GDP decreased by 1.6% on an annual basis.  However, in 2010 the economy recovered rapidly due to an expansionary counter cyclical fiscal policy and strong monetary stimulus started in 2009, including sharp cuts to the monetary policy interest rate. In addition, the reconstruction efforts, in response to the worst earthquake in Chile in over 50 years that took place in February 2010, further bolstered economic activity through a robust expansion of private and public investment. As a result, Chilean economy grew at a solid pace, recording an average annual growth rate of 5.8% from 2010 to 2012. The solid performance during this period was supported by, among other factors, the recovery of commodity prices, Chile’s stable and favorable financial condition that, in turn, relied on an independently managed Central Bank, a floating exchange rate regime, the country’s focus on accumulating international reserves and maintaining low external debt levels, a well-diversified international trade and a fiscal policy internationally recognized for its responsibility and long term vision. Following the double-digit expansion in fixed capital formation (investment in infrastructure, machinery and equipment) recorded in 2010 (13.1%), 2011 (16.1%) and 2012 (11.3%), investment started to fall by the end of 2013, principally affected by macroeconomic conditions in China, which promptly led to a significant decrease in copper prices (Chile’s main export), ending a period known worldwide as the “commodities’ super-cycle”. As a result, Chile’s GDP grew by only 4.0% in 2013 after growing 5.3% in 2012. In 2014 GDP growth further decelerated below its long term trend by posting an annual increase of only 1.8%, driven by a 4.8% decrease in fixed capital formation. This weakened external landscape, in combination with several reforms announced by the Chilean government appointed as of 2014, resulted in increased uncertainty that lowered business sentiment and consumer confidence. In 2015, an environment of high uncertainty prevailed, however the Chilean GDP achieved moderate growth of 2.3%, despite negative growth in fixed capital formation and persistently low consumer and business confidence indexes. The local economy did not show signs of recovery during 2016 and Chile’s GDP continued to grow below its potential with an annual increase of only 1.3% that year, primarily due to low private investment.

In 2017, economic activity showed a moderate positive expansion of only 1.5%, primarily due to a strike in the largest Chilean private mining company during the first part of the year, effect that was combated by a recovery of copper prices, better performance in the global economy and an increase in consumer confidence in the second half. However, compared to 2016 capital formation contracted for the fourth consecutive year.

During 2018, the positive trend that started during the second half of 2017 continued. GDP grew 4.0% as compared to 2017 primarily due to higher confidence indices, the better economic performance of some key trade partners, and a strong recovery in private investment, which increased by 4.7% as compared to 2017.  The recovery of copper prices was a key driver of these positive figures, boosting machinery and equipment investment in the mining sector. As a result, private investment grew positively for the first time in three years, which had a favorable impact on the demand for commercial loans from corporations.

In addition to the rebound in private investment or fixed capital formation, private consumption also remained strong, increasing by 4.0% mainly due to the increase in consumption of durable consumer goods. The increase in private consumption was also driven by contained inflation, an expansionary monetary policy and positive credit conditions for consumer loans.

During 2016 and 2017, inflation, as measured by CPI was below the Chilean Central Bank’s target of 3% due to the low economic growth of the country and the appreciation of the Chilean peso (against the U.S. dollar), posting annual increases of 2.7% and 2.3%, respectively. In 2018, inflation as measured by CPI rose 2.6%, partially as a result of the steep decline in oil prices, particularly during the fourth quarter. The Central Bank expects inflation to remain in the 2.0% - 4.0% target range within the next two years.

During 2016, in line with slow economic growth, the Central Bank began an expansionary program to stimulate aggregate demand.  Accordingly, in 2017, the Central Bank cut the reference rate by 100 basis points, moving the monetary policy rate to 2.50%, where it remained until October 2018, when the Central Bank began a gradual withdrawal of the monetary stimulus raising the rate by 25 basis points in each of October 2018 and January 2019. According to the Central Bank, the reference interest rate should reach its neutral level (4.0% - 4.5%) in 2020 as long as inflation and GDP growth return to medium term figures. Consequently, as of April 18, 2019, the monetary policy rate remains at 3.00%.

The IPSA, a selective price index of shares composed of the 30 most traded Chilean stocks, decreased in 2018 due to the uncertainty and volatility in the global markets, mainly associated with the trade war between the United States and China, political events affecting emerging markets, particularly as compared to the higher stock market bases in 2017 related to the victory in the last presidential election of a market friendly coalition. As of  December 28, 2018 (last trading date), the S&P/CLX IPSA reached a level of 5,105.43 points, which represented a decrease of 8.2% compared to the 5,564.60 points recorded as of December 29, 2017. During the first quarter of 2019, renewed global optimism has led to reduced volatility, contagion effects from the Brazil Stock Exchange and positive expectations of the Chilean economy, which in turn has resulted in better performance of this index.  According to data published by the Santiago Stock Exchange, as of March 31, 2019, the S&P/CLX IPSA was at 5,259.41 points, which represented a 3.0% year-to-date increase.

Inflation

In the past, Chile has experienced high levels of inflation that affected private consumption, consumer sentiment, financial conditions and the results of various companies. Nevertheless, since the 1990s, inflation has been maintained under control through responsible monetary policy carried out by an independent Central Bank and the adoption of a successful inflation target policy. Thus, in Chile inflation is correlated to both local economic dynamics and external factors. In 2013, inflation was once again within the Central Bank’s long term target, posting an annual increase of 3.0%.  This figure was influenced by higher food, transportation and energy prices prompted by a sharp increase in the Ch$/U.S.$ exchange rate.  In 2014, inflation showed a sharp increase, as reflected by a CPI annual variation of 4.6%, boosted once again by the great depreciation of the Chilean peso against the U.S. dollar that translated into a higher cost of imported tradable goods.  Also, the government’s tax reform prompted a price increase in certain products such as beverages and cigarettes.  Similarly, in 2015, the devaluation of the Chilean peso continued as a result of opposing monetary policies carried out by central banks worldwide, the weakness of the Chinese economy and the recovery of the U.S. economy. This exchange rate trend, together with the effect of drought in agricultural activity, produced a CPI variation of 4.4% in 2015. During 2016 inflation —measured as CPI— was 2.7% and returned to the Central Bank’s target range. The 5.3% appreciation of the Chilean peso in 2016, together with the economic slowdown and lower inflationary pressures associated with private consumption, explained the decrease in inflation rate in 2016. In 2017, due to weak economic growth and the impact on the exchange rate of the 8.2% appreciation of the Chilean peso against the U.S. dollar, the CPI recorded a slight increase of 2.3% year over year on both durable and non-durable goods, which is below the midpoint of the Central Bank’s long-term target inflation rate. In 2018, CPI rose 2.6%, partly as a result of the steep decline in oil prices and slower economic growth during the fourth quarter, which was partially offset by a sharp depreciation of the Chilean Peso against the U.S. dollar of 12.7% during the year. As of March 31, 2019 the CPI index has accumulated a year-to-date increase of 0.6%. The Central Bank expects inflation to remain in the 2.0% - 4.0% target range within the next two years.

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

UF Denominated Assets and Liabilities.  The UF is revalued in monthly cycles.  On each day in the period beginning the tenth day of the current month through the ninth day of the next month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect each day a pro rata amount of the prior calendar month’s change in the CPI as published by the Chilean National Statistics Institute.  One UF was equal to Ch$26,798.14 as of December 31, 2017 and Ch$27,565.79 as of December 31, 2018. The effect of any changes in the nominal peso value of our UF denominated assets and liabilities are reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest revenue and expense.  Our net interest income will be positively affected by inflation (and negatively affected by deflation) to the extent that our average UF denominated assets exceed our average UF denominated liabilities, while our net interest income will be negatively affected by inflation (and positively affected by deflation) when average UF denominated liabilities exceed our average UF denominated assets.  Our average UF denominated assets exceeded our average UF denominated liabilities by Ch$6,024,264 million (U.S.$ 9,788.71 million) as of December 31, 2017 and Ch$6,314,782 million (U.S.$9,104.36 million) as of December 31, 2018. These figures exclude positions in derivatives.  See “Item 4.  Information on the Company—Selected Statistical Information.”

Peso-Denominated Assets and Liabilities.  Interest rates in Chile tend to reflect the prevailing inflation rate and expectations regarding future inflation.  The sensitivity of our peso denominated interest earning assets and interest bearing liabilities to the inflation rate may vary.  See “Item 5. Operating and Financial Review and Prospects—Operating Results—Overview Interest Rates.”  We maintain a substantial amount of non-interest bearing, peso denominated current accounts and other demand deposits.  The ratio of such deposits to average interest bearing peso denominated liabilities was 83% during the year ended December 31, 2017 and 90% during the year ended December 31, 2018.  Since a large part of such deposits are not indexed to inflation, even a slight decline in the rate of inflation may adversely affect our net interest margin on assets funded with such deposits and even a slight increase in the rate of inflation may increase the net interest margin on such assets.  See “Item 4.  Information on the Company—Selected Statistical Information—Interest Earning Assets and Net Interest Margin.”

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

Since January 12, 2012, the Central Bank maintained the monetary policy rate at 5.0% during 22 months, until October 2013.  This neutral bias was supported by local economic growth that resulted in a GDP increase over 5.0% per year, which prompted a virtuous cycle including an increase in real wages, a reduction in unemployment and growth in private consumption.  These trends were also accompanied by inflation within the long-term rage targeted by the Central Bank.  Nevertheless, in light of the signs of slowdown evidenced by the Chilean economy, the Central Bank commenced an easing monetary policy by the end of 2013, which involved successive cuts to the marginal standing facility rate.  For this reason, the monetary policy interest rate decreased from 4.5% at the end of 2013 to 3.0% in December 2014.  Subsequently, the interest rate remained at 3.0% until October 2015, when the Central Bank decided to increase it because inflation remained above the target range, which could be amplified by additional secondary effects associated with increasing oil prices. Thus, by the end of 2015, the Central Bank increased the monetary policy interest rate to 3.5%. Based on the same view, the monetary policy interest rate remained unchanged during 2016 and ended the year at 3.5%. However, beginning in 2017, the Central Bank cut the reference rate by 25 basis points four times (in January, March, April and May), to anchor inflation expectations within the Central Bank’s long-term target range and stimulate sluggish economic demand. Against such economic background and in line with Central Bank’s authority over macroeconomic balances, the monetary policy interest rate stood unchanged at 2.50% during 2017 and remained at the same level until October 2018, when the Central Bank began to withdraw its monetary stimulus in light of low inflation. As a result, the reference interest rate increased to 2.75%. The Central Bank maintained its view regarding inflation and expectation on economic growth, which translated into an additional 25 basis point hike in the monetary policy interest rate in January 2019. As of April 18, 2019, the interest rate remains at 3.00%.

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

According to information published by the Central Bank, the average annual short term nominal interest rate, based on the rate paid by Chilean financial institutions for 90 to 360 days Chilean peso denominated deposits, was 4.04% in 2016, 3.03% in 2017 and 2.97% in 2018.  The average annual long term nominal interest rate, based on the interest rate of the Central Bank’s five year Chilean peso denominated bonds in the secondary market, was 4.09% in 2016, 3.73% in 2017 and 4.07% in 2018.

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

Critical Accounting Policies

We prepare our audited consolidated financial statements in accordance with IFRS as issued by the IASB.  The notes to our audited consolidated financial statements as of and for the year ended December 31, 2018, which are included in this annual report, contain a summary of our significant accounting policies.

The preparation of financial statements under IFRS requires management to make certain estimates and assumptions, as some of the amounts reported in the financial statements are related to matters that are inherently uncertain or require modeling. These estimates could change from period to period, which may have a material impact on our financial condition or results of operations.  Actual results may differ if conditions or underlying circumstances were to change.

The following discussion describes those areas that require considerable management judgment or involve a higher degree of complexity in the application of the accounting policies that currently affect our financial situation and results of operations.

Allowances for Loan Losses: Adoption of IFRS 9 in 2018

On July 24, 2014, the IASB concluded its improvement project on the accounting for financial instruments with the publication of IFRS 9 “Financial Instruments.”

IFRS 9 establishes new requirements for the classification and measurement of financial assets by introducing a new approach based on both the business model used by the company or bank to manage financial assets and the characteristics of the assets’ contractual flows.

In terms of impairment, IFRS 9 establishes a single model to be applied to all financial instruments, which requires timely recognition of the expected credit losses (“ECLs”) by introducing a “prospective” analysis for their calculation.

For assets measured at either amortized cost or measured at fair value through other comprehensive income (“FVOCI”), including loan commitments and contingent loans, this approach requires a timely recognition of ECLs, which may be accounted as: (i) a loss allowance for assets measured at amortized cost, which is deducted from the actual balance of these assets, (ii) a liability provision for contingent loans, or (iii) a profit or loss in the income statement for financial assets that are measured at FVOCI.

IFRS 9 uses a dual approach for determining loan loss allowances depending on the stage at which the asset is classified in light of its credit risk or changes in credit risk. Thus, loan loss allowances based on ECLs may be measured by considering: (i) a 12-month time horizon or (ii) a lifetime horizon. For these purposes, assets are classified as follows:

•                  Stage 1: Assets with no significant increase in risk. These are defined as financial assets that have not significantly deteriorated in terms of credit quality as compared to their credit risk evaluation when originated. In this case, ECLs are computed and recognized by considering a 12-month timeframe. This calculation also includes those assets that have been reclassified from stage 2.

•                  Stage 2: Assets with significant increase in risk. These are defined as financial assets that show a significant increase in credit risk as compared to their credit risk evaluation when originated. In this case, ECLs are computed for the whole maturity of the financial instrument by considering lifetime expected loss. For these purposes, Stage 2 also includes those assets with credit risk improvements that have been reclassified from Stage 3.

•                  Stage 3: Assets objectively impaired. These are defined as financial assets that show objective evidence of impairment at the end of the reported period. In this case, ECLs are computed for the whole maturity of the financial instrument by considering lifetime expected loss.

•                  POCI: Purchased or Originated Credit Impaired. These are defined as financial assets that are credit impaired on initial recognition. POCI assets are recorded at fair value at original recognition and interest income is subsequently recognized based on a risk-adjusted Effective Interest Rate (“EIR”). ECLs are only recognized or released to the extent that there is a subsequent change in the expected credit losses.

Expected Credit Losses

The expected credit loss is the probability-weighted estimate of credit losses, i.e., the present value of all cash losses. A cash loss is the difference between the cash flows that are due to an entity by contract and the cash flows that the entity expects to receive. The three main inputs used for the calculation of the expected credit loss are, as follows:

•                  Probability of Default (PD): The PD is an estimate of the likelihood of a client or counterparty to fail in meeting its legal obligation of payment at a certain time horizon. The default event only occurs in the event that the asset belongs to the Bank and the counterparty has not complied with the payment of installments as agreed by contract.

•                  Loss Given Default (LGD): The LGD is the mathematical expectation of the percentage loss that would be incurred if an asset defaults and is referred to as a percentage of the exposure at the time of default.

•                  Exposure at Default (EAD): The EAD is an estimate of the exposure at the expected date of default, which takes into account expected changes in the exposure after the reporting date, including repayments of principal and interest, whether scheduled by contract or not, expected drawdowns on committed facilities, and accrued interest on unpaid installments.

•                  Credit Conversion Factor (CCF): The CCF is the percentage amount used to estimate the EAD related to off-balance sheet assets, such as contingent loans or credit commitments.

For a further description of our policy regarding allowances for loan losses, see Note 2(g)(vii) to our audited consolidated financial statements as of and for the year ended December 31, 2018 appearing elsewhere in this annual report.

Allowances for Loan Losses: Before January 1, 2018

Before adopting IFRS 9, the Bank computed allowances for loan losses by means of internal models based on incurred losses. For these purposes, the Bank carried out an evaluation of outstanding loans and accounts receivable from customers depending on the characteristics of debtors, as follows:

•                  Portfolio Evaluated on an Individual basis: An individual analysis of debtors was applied to individuals and companies that were deemed to be significant in terms of size, complexity or exposure for the Bank, which require and in-depth analysis. This portfolio required to assign a risk category to each debtor and its respective loans. This risk category should consider the following factors: industry or sector, group considerations and management, financial situation, payment behavior and payment capacity

•                  Portfolio Evaluated on a Group basis: A group-based assessment of impairment was used to determine allowances for loan losses for loans that were either individually significant but for which there were no objective evidence of impairment, or not individually significant but for which there is, on a portfolio basis, a loss amount that is likely to incur.

Impairment of Other Financial Instruments: Before January 1, 2018:

Before adopting IFRS 9, the Bank evaluated impairment of equity-method investments and financial assets classified as available-for-sale at each reporting date.  If there was objective evidence of an impairment of an asset, an impairment test is performed by comparing the investments’ recoverable amount, which is the higher of its value in use and fair value less costs to sell, with its carrying amount.

In the case of equity investments classified as available-for-sale, objective evidence of impairment would include a significant or prolonged decline in fair value of the investment below initial cost. It could also include specific conditions in an industry or geographical area or specific information regarding the financial condition of the company, such as a credit rating downgrade.  In the case of debt securities classified as available for sale, impairment was assessed based on the same criteria as for loans.

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

•                  the valuation technique(s) appropriate for the measurement, considering the availability of data with which to develop inputs that represent the assumptions that market participants would use when pricing the asset or liability and the level of the fair value hierarchy within which the inputs are categorized. For a further description of our internal fair value classification, see Note 41 to our audited consolidated financial statements as of and for the year ended December 31, 2018 appearing elsewhere in this annual report.

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

Fee income and fee expenses are recognized in accordance with IFRS 15 “Revenue from contracts with customers” guidelines. Thus, the Bank recognizes fee income when the financial services committed to the customer are actually provided as defined in the terms of the contract.

Adoption of IFRS 16 Leases

IFRS 16 went into effect on January 1, 2019 and introduced a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset’s value is not material. A lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. Lessor accounting however remains largely unchanged and the distinction between operating and finance leases is retained.

The Bank, for purposes of the initial application of the standard, took the option of recognizing the cumulative effect on the initial adoption date (January 1, 2019), and did not prepare comparative information. This treatment led the Bank to recognize an asset for right of use for an amount equal to the lease liability for an amount of Ch$145,383 million, which was determined according to the present value of the remaining lease payments, discounted using the financing rate.

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

Amendments to Financial Reporting Standards in 2018

The accounting policies followed in 2018 are consistent with those prevailing in the previous financial year. The following amendments, corresponding to IFRS enhancements, did not have any impact on our accounting policies, financial position or results of operations.

•                  IAS 28—Investments in associates and joint ventures. These amendments clarify that a venture capital organization or a mutual fund, investment trust and similar entities may choose to account for their investments in joint ventures and associates at fair value or using the equity method. The amendment also makes clear that the method chosen for each investment should be made at the initial time.

•                  IAS 40—Investment Property.  This amendment clarifies that a change in the management’s purpose for use of an investment property is not enough by itself to carry out a change in use. An entity must, therefore, have taken observable actions to support such a change.

•                  IFRIC—22 Foreign Currency Transactions and Advance Consideration. This interpretation applies to a foreign currency transaction when an entity recognizes a non-financial asset or non-financial liability arising from an early payment or collection before the entity recognizes the related asset, expense or income. IFRIC 22 specifies that, at the date of the transaction, for purposes of determining the exchange rate to be used in the initial recognition of the related asset, expense or income, the entity should use the date on which it initially recognized the non-monetary asset or non-monetary liability arising from the early payment or collection. That is, the related income, expenses or assets should not be re-evaluated with changes in the exchange rates between the date of the initial recognition of the early payment and the date of recognition of the transaction to which said payment relates.

Results of Operations for the Years Ended December 31, 2016, 2017 and 2018

The consolidated financial information presented in this section for the years ended December 31, 2016, 2017 and 2018 has been audited and prepared in accordance with IFRS.  In addition, to the extent that it is available and because we believe it is useful in analyzing our results, we have included information classified by the business segments that we use for internal reporting purposes.  As mentioned earlier, information about our business segments is reported under our internal reporting policies, which differ in significant respects from IFRS.

Net Income

The following table sets forth the principal components of our net income, as detailed in our audited consolidated financial statements for the years ended December 31, 2016, 2017 and 2018:

	For the Year Ended December 31,						% Increase (Decrease)
	2016		2017		2018		2016/2017	2017/2018
	(in millions of Ch$, except percentages)
IFRS:
Net interest income	Ch$	1,226,733	Ch$	1,234,695	Ch$	1,320,977	0.6%	7.0%
Net fees and commissions income	321,271		347,674		359,955		8.2	3.5
Other income (loss), net	169,555		105,173		165,138		(38.0)	57.0
Provisions for loan losses	(259,263)		(221,255)		(251,323)		(14.7)	13.6
Operating expenses	(787,047)		(784,356)		(838,156)		(0.3)	6.9
Income attributable to associates	4,014		5,511		6,811		37.3	23.6
Income before income taxes	675,263		687,442		763,402		1.8	11.0
Income taxes	(100,212)		(115,361)		(159,768)		15.1	38.5
Net income	Ch$	575,051	Ch$	572,081	Ch$	603,634	(0.5)%	5.5%

2017 and 2018.  For the year ended December 31, 2018 our net income was Ch$603,634 million, which represents an annual increase of 5.5% as compared to the Ch$572,081 million recorded in 2017. The annual change in our net income was primarily attributable to:

•                  An annual increase of 7.0% or Ch$86,282 million in net interest income from Ch$1,234,695 million in 2017 to Ch$1,320,977 million in 2018 primarily as a result of : (i) the effect of higher inflation that resulted in increased revenues from our UF net asset exposure by Ch$70,845 million on an annual basis, (ii) higher contribution from demand deposits to our funding cost by approximately Ch$26,577 million in 2018 as compared to 2017, due to an annual increase of 9.0% in average balances within a context of increasing interest rates, particularly in foreign currency, and (iii) increased income from loans by approximately Ch$14,762 million mainly driven by loan growth in the retail banking segment. These results were partially offset by lower income from asset and liability management as a result of flattened yield curves, partially attributable to higher short-term interest rates given the 25 basis point increase in the overnight interest rate by the Central Bank in October 2018. However, this increase in short-term rates did not necessarily translate into higher long-term interest rates, reducing the chance for gapping.

•                  An annual increase of 57.0% or Ch$59,965 million in other income (loss) net, primarily as a result of: higher revenues from our derivative positions of approximately Ch$153,843 million mainly due to FX adjustment gains, given (i) the 12.7% depreciation of the Chilean peso against the U.S. dollar in 2018 compared to the 8.2% appreciation of the Chilean peso against the U.S. dollar in 2017, (ii) higher results from fair value adjustments and accruals on derivatives, and (iii) higher other operating revenues related to the insurance reimbursement obtained in relation to a cybersecurity incident occurred in May 2018. These results were partially offset by: (i) FX adjustment losses on the on-balance positions (net of hedge accounting derivatives) by approximately Ch$102,174 million as a result of the FX trends mentioned above and the net structural FX liability position we hold on-balance, and (ii) lower revenues of approximately Ch$11,018 million from sales of available for sale securities and lower results from assets held for trading, mainly due to lower exposure.

•                  An annual increase of 3.5% or Ch$12,281 million in net fees and commissions income, principally as a result of higher fee income related to products and services offered by some of our subsidiaries’ such as insurance brokerage, due primarily to a revised pricing scheme and higher amount of gross written premiums, mutual funds management, primarily as a result of portfolio rebalancing more oriented towards equity, and stock brokerage, primarily given a sharp increase in stock trading turnover and participation in key equity transactions in the local market. These factors were partially offset by a decrease in fee income from transactional services.

The factors above were partially offset by: (i) an increase of 6.9% or Ch$53,801 million in operating expenses, mainly as a result of non-recurring costs in 2018 such as internal projects undertaken in 2018 (related to risk modeling, cybersecurity and the internalization of previously outsourced services), write-offs resulting from a cybersecurity incident that occurred in May 2018 and one-time effects related to the collective bargaining processes carried out with most of our unions in 2018, such as a special bonus for the completion of the process as is customary in Chile and salary adjustments, (ii) an annual increase of 38.5% or Ch$44,407 million in income taxes, mainly as a result of a lower tax benefit associated with the deductibility of subordinated debt payments in 2018 as compared to 2017, as we accrued sufficient income before the end of 2018 to payoff subordinated debt with the Central Bank in April 30, 2019 (see “Item 5.  Operating and Financial Review and Prospects—Income Tax” below for more detail) and the higher statutory corporate tax rate in 2018 (27.0%) as compared to 2017 (25.5%), and (iii) an increase in provisions for loan losses of approximately Ch$27,854 million, or 12.6% in 2018 as compared to 2017, primarily due to the negative impact that the depreciation of the Chilean peso against the U.S. dollar had on our U.S. dollar denominated loan loss allowances.

2016 and 2017.  For the year ended December 31, 2017 our net income was Ch$572,081 million, which represents an annual decrease of 0.5% as compared to the Ch$575,051 million recorded in 2016. The annual change in our net income was primarily attributable to:

•                  An annual decrease of 38.0% or Ch$64,382 million, in other income (loss) net, primarily as a result of non-recurring items stemming from various factors, including: (i) lower revenues from the sale of available-for-sale instruments of approximately Ch$58,806 million as compared to realized mark-to-market gains during 2016, (ii) unfavorable shifts in interest rates during the year that impacted income from our trading and available-for-sale portfolios by approximately Ch$14,500 million, and (iv) an increase of approximately Ch$1,413 million in losses associated with the U.S. dollar asset position we hold to hedge our exposure to U.S. dollar-denominated loan loss allowances, resulting from the 8.2% appreciation of the Chilean peso against the U.S. dollar in 2017 as compared to 5.3% appreciation in 2016.

•                  Lower revenues related to the management of our inflation-indexed position, primarily as a result of lower inflation that reduced revenues related to our UF net asset exposure by approximately Ch$20,511 on an annual basis.

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

Net Interest Income

The tables included under the headings “—Interest Revenue” and “—Interest Expense” set forth information regarding our consolidated interest revenue and expenses, average interest earning assets and average interest bearing liabilities for the years ended December 31, 2016, 2017 and 2018.  This information is derived from tables included elsewhere in this annual report under “Item 4.  Information on the Company—Selected Statistical Information” and is qualified in its entirety by reference to such information.

	For the Year Ended December 31,						% Increase (Decrease)
	2016		2017		2018		2016/2017	2017/2018
	(in millions of Ch$, except percentages)%
IFRS:
Interest revenue	Ch$	1,916,992	Ch$	1,886,700	2,000,617		(1.6)%	6.0%
Interest expense	(690,259)		(652,005)		(679,640)		(5.5)	4.2%
Net interest income	Ch$	1,226,733	Ch$	1,234,695	Ch$	1,320,977	0.6%	7.0%
Net interest margin(1)(2)	4.41%		4.30%		4.35%		—	—

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

2017 and 2018. For the year ended December 31, 2018 our net interest income was Ch$1,320,977 million which represents an annual increase of 7.0% as compared to the Ch$1,234,695 million recorded in 2017. The primary drivers explaining the increase in net interest income were as follows:

•                  An increase of approximately Ch$70,845 million from the management of our UF net asset position, mainly as a result of (i) higher inflation (as measured by the UF variation) which reached 2.86% in 2018 as compared to 1.71%  in 2017 and (ii) lower average nominal interest rates we paid on liabilities that fund part of our UF exposure following the expansionary monetary policy taken by the Central Bank since the second half of 2017, which translated into a flat overnight rate of 2.5% for most of 2018 as compared to a reference rate that started 2017 at 3.5% and decreased to 2.5% by the second half of the year.

•                  Lower interest expenses of approximately Ch$16,055 million accrued on time deposits and saving accounts, primarily due to lower average nominal interest rates in light of the Central Bank’s expansionary monetary policy explained above. This effect was partially offset by a moderate increase of only 1.8% in average balances of savings accounts and time deposits, primarily due to both our intention of prioritizing long-term funding sources in order to support loan growth and our customers’ preference for liquidity (i.e. demand deposits) amid a low interest rate environment.

•                  Higher interest revenues of approximately Ch$9,114 million accrued on loans and advances to banks, primarily as a result of loans granted to financial institutions, particularly to foreign banks. This, in turn, was the result of: (i) an increase of 55.2% in average balances, and (ii) a steady increase in foreign interest rates throughout 2018, illustrated by the 81 basis point rise in the average federal fund rate following by the change in the U.S. monetary policy.

•                  Higher interest income from available for sale securities of approximately Ch$9,395 million on an annual basis, mainly due to an increase in our exposure to securities denominated in local currency, particularly focused on corporate deposits rather than low-risk bonds.

•                  An increase of approximately Ch$8,300 million, or 0.5%, in interest revenues earned on loans to customers mainly due to an increase of 4.0% in average balances, which was partially offset by a decrease in our lending spreads amid increased competition in the banking industry.

The above factors were partially offset by:

•                  An increase of Ch$14,044 million in interest expenses related to long-term debt mainly due to an increase of approximately 8.0% in average balances of this type of funding, which is intended to replace shorter term funding (i.e. time deposits) while taking advantage of still low interest rates for longer terms, particularly within the local market, and attractive spreads over reference rates for our debt issuances.

•                  An increase of Ch$10,019 million in interest expenses on borrowings from financial institutions, mainly due to an increase of approximately 3.1% in average balances and a sharp increase in foreign interest rates paid on these loans, as explained above.

Based on the 7.0% increase in our net interest income, our net interest margin increased to 4.35% in 2018 from 4.30% in 2017. This increase was mainly attributable to the effect of higher inflation on our UF net asset position as explained above.

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

The above factors were partially offset by:

•                  Lower net interest income by approximately Ch$20,511 million, as a result of the negative impact of lower inflation on our UF net asset position. Inflation (measured as UF variation) was 1.71% in 2017 as compared to the 2.80% recorded in 2016. The effect of lower inflation was partially offset by the combination of a decrease in the average nominal interest rates funding part of our UF position and an increase in the average balance of our UF asset position.

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

•                  An annual increase of approximately Ch$5,751 million in interest expenses related to borrowings from financial institutions, as a result of the impact of higher off-shore interest rates (owing to changes in the U.S. Fed’s monetary policy) on liabilities denominated in foreign currency. This was partially offset by a 5.4% decrease in the average balance of such borrowings.

Despite the increase of 0.6% in net interest income, our net interest margin dropped to 4.30% in 2017 from 4.41% in 2016. This was mainly attributable to: (i) the negative effect of lower inflation on our UF net asset position as explained above, and (ii) to a lesser extent, the basis for comparison, since average interest earning assets posted an increase of 3.1% on an annual basis.

Interest Revenue

The following table sets forth information regarding our interest revenue and average interest earning assets for the years ended December 31, 2016, 2017 and 2018:

	For the Year Ended December 31,						% Increase (Decrease)
	2016		2017		2018		2016/2017	2017/2018
	(in millions of Ch$, except percentages)
IFRS:
Interest revenue	Ch$	1,916,992	Ch$	1,886,700	Ch$	2,000,617	(1.6)%	6.0%
Average interest earning assets:
Commercial loans	14,285,449		14,227,993		14,540,261		(0.4)	2.2
Residential mortgage loans	6,634,968		7,220,433		7,683,061		8.8	6.4
Consumer loans	3,802,994		3,922,842		4,156,995		3.2	6.0
Total loans	24,723,411		25,371,268		26,380,317		2.6	4.0
Repurchase agreements	43,583		60,319		81,947		38.4	35.9
Other Assets	225,592		196,361		296,536		(13.0)	51.0
Financial investments	1,879,840		2,537,342		2,811,981		35.0	10.8
Loans and advance to banks	974,059		535,328		830,763		(45.0)	55.2
Total	Ch$	27,846,485	Ch$	28,700,618	Ch$	30,401,544	3.1%	5.9%
Average rates earned on total interest earning assets(1)(2):
Average nominal rates	6.88%		6.57%		6.58%		—	—

(1)         See “Item 4.  Information on the Company—Selected Statistical Information—Average Balance Sheets, Interest Earned on Interest Earning Assets and Interest Paid on Interest Bearing Liabilities.”

(2)         Average rates earned on interest earning assets do not include the interest earned on trading securities, which is accounted for under Other Income (Loss) Net.

2017 and 2018. For the year ended December 31, 2018, our interest revenue was Ch$2,000,617 million, representing a 6.0% increase when compared to the Ch$1,886,700 million recorded in 2017. This increase of Ch$113,917 million was primarily attributable to: (i) the positive effect of higher inflation (which reached 2.86% in 2018 as compared to 1.71%  in 2017) on revenues from the management of our UF asset position, largely composed of loans to customers (commercial and mortgage loans) and, to a lesser extent, investment securities, which increased our interest income by Ch$149,835 million, and (ii) volume effect of approximately Ch$106,480 million associated with increased on-balance average assets largely attributable to growth in loans to customers. These effects were partially offset by: (i) a decrease of approximately Ch$79,300 million in the result of derivatives held for cash flow hedge accounting purposes (related to the liability position of the hedging derivative denominated in UF), and (ii) the effect of lower interest rates earned on loans to customers by approximately Ch$58,925 million (excluding inflation effect) and available for sale securities by approximately Ch$4,500 million, given a decrease in lending spreads and the prevailing low interest rate scenario. As a result of the above drivers, the average nominal rate earned on average interest-earning assets went from 6.57% in 2017 to 6.58% in 2018.

2016 and 2017. For the year ended December 31, 2017, our interest revenue was Ch$1,886,700 million, representing a 1.6% decrease as compared to the Ch$1,916,992 million recorded in 2016.  This decrease was primarily attributable to a Ch$22,200 million decrease in interest revenues (excluding inflation effect) earned on loans to customers and loans and advances to banks, which in turn was mainly due to: (i) a decrease of approximately Ch$118,466 milion in interest revenue earned on our inflation-indexed exposure given that inflation (measured as UF variation) was 1.7% in 2017 as compared to the 2.8% recorded in 2016, (ii) decreases of 0.4% in the average balances of commercial loans and a 45.1% decrease in loans to banks due to higher market liquidity that reduced financing needs of banks and (iii) maturing of loans granted at higher interest rates replaced with loans at lower interest rates due to the decrease experienced by nominal interest rates. These factors were partially offset by (i) higher interest revenue earned on consumer and mortgage loans granted to individuals and commercial loans to SMEs, mainly as a result of a 7.8% increase in the retail banking loan portfolio, (ii) higher interest accrued on available-for-sale instruments as average balances posted a significant increase from Ch$366,869 million in 2016 to Ch$1,473,150 million in 2017, and (iii) and increase of approximately Ch$97,100 million in the result of derivatives held for cash flow hedge accounting purposes (related to the liability position of the hedging derivative denominated in UF). Based on these trends, the average rate earned on interest earning assets decreased from 6.88% in 2016 to 6.57% in 2017, mainly due to (i) the negative impact of lower inflation on our UF-indexed asset position and (ii) a 3.1% increase in the average balances of interest earning assets.

Interest Expense

The following table sets forth information regarding our interest expense and average interest bearing liabilities for the years ended December 31, 2016, 2017 and 2018:

	For the Year Ended December 31,						% Increase (Decrease)
	2016		2017		2018		2016/2017	2017/2018
	(in millions of Ch$, except percentages)%
IFRS:
Interest expense	Ch$	690,259	Ch$	652,005	Ch$	679,640	(5.5)%	4.2%
Average interest-bearing liabilities:
Saving accounts and time deposits(1)	10,535,576		10,323,872		10,504,594		(2.0)	1.8
Securities under agreements to repurchase	192,768		198,142		365,305		2.8	84.4
Borrowings from financial institutions	1,220,472		1,154,331		1,190,348		(5.4)	3.1
Debt issued	6,063,843		6,484,993		7,003,261		6.9	8.0
Other financial obligations	165,521		141,832		148,260		(14.3)	(4.5)
Total	Ch$	18,178,180	Ch$	18,303,170	Ch$	19,211,768	0.7%	5.0%
Average rates paid on total interest bearing liabilities(2):
Average nominal rates	3.80%		3.56%		3.54%
Average (Chilean peso-denominated) non-interest bearing current account and demand deposits	7,661,618		8,174,198		8,910,601		6.7%	9.0%

(1)         Includes interest-bearing demand deposits.

(2)         See “Item 4.  Information on the Company—Selected Statistical Information—Average Balance Sheets, Interest Earned on Interest Earning Assets and Interest Paid on Interest Bearing Liabilities.”

2017 and 2018. Our interest expense recorded an annual increase of 4.2% or Ch$27,635 million, from Ch$652,005 million in 2017 to Ch$679,640 million in 2018. This increase was primarily the result of: (i) the effect of higher inflation (2.86% in 2018 as compared to 1.71%  in 2017) on expenses associated with UF denominated liabilities, mainly composed of long-term debt and, to a lesser degree, time deposits, which increased our interest expenses by approximately Ch$80,543 million, and (ii) a volume effect of approximately Ch$37,145 million related to the increase in on-balance average liabilities, particularly due to the increase in long-term debt in order to support loan growth by matching maturity gaps. These effects were partially offset by: (i) a positive effect of approximately Ch$78,528 million in interest of derivatives held for cash flow hedge accounting purposes (related to the asset position of the hedging derivative denominated in foreign currency), and (ii) a positive effect of lower interest rates borne on liabilities of approximately Ch$11,903 million (excluding inflation effect), mainly attributable to lower average interest rates paid on time deposits in 2018 as compared to 2017, in line with the changes in the monetary policy interest rate carried out by the Central Bank, which in turn was partially offset by higher interest rates paid on borrowings from financial institutions denominated in foreign currency, given the increase in foreign interest rates in 2018 as compared to 2017 as illustrated by the 81 basis point increase in the average U.S. federal fund rate. Based on the above, the average interest rate paid on our interest-bearing liabilities decreased slightly from 3.56% in 2017 to 3.54% in 2018.

2016 and 2017.  Our interest expense recorded an annual decrease of 5.5%, from Ch$690,259 million in 2016 to Ch$652,005 million in 2017.  This decrease was primarily the result of: (i) an approximately Ch$51,250 million decrease in interest expenses associated with time deposits, saving accounts and borrowings from financial institutions, mainly due to lower nominal interest rates following four consecutive cuts of 25 basis points in the monetary policy interest rate,  a 2.0% decrease in the average balances of savings accounts and time deposits due to the moderate growth of our balance sheet and, to a lesser extent, an increase in customers’ preference for liquidity, (ii) the one-time impact associated with the early redemption of two bond series denominated in UF for a total cost of Ch$6,900 million in 2016, which led to increased interest expenses in 2016 and that was not present in 2017, and (iii) the decrease in inflation (measured as UF variation), which was 1.7% in 2017 as compared to 2.8% in 2016 and reduced the interest paid by us on our UF-denominated liabilities. This decrease was partially offset by (i) negative effect of approximately Ch$79,024 million in the interest of derivatives held for cash flow hedge accounting purposes (related to the asset position of the hedging derivative denominated in foreign currency), and (ii) an increase of approximately Ch$5,751 million in interest accrued on borrowings from financial institutions, due to the increase in off-shore interest rates (primarily as a result of  changes in the U.S. Fed’s monetary policy rate) for liabilities denominated in foreign currency and partially offset by a 5.4% decrease in the average balance of such borrowings. Overall, the average interest rate paid on interest bearing liabilities decreased from 3.80% in 2016 to 3.56% in 2017, primarily as a result of (i) lower nominal interest rates following changes in the monetary policy interest rate and (ii) lower inflation.

Net Fees and Commissions Income

The following table sets forth certain components of our fees and commissions income (net of fees paid to third parties that provide support for those services) for the years ended December 31, 2016, 2017 and 2018:

	Year Ended December 31,						% Increase (Decrease)
	2016		2017		2018		2016/2017	2017/2018
	(in millions of Ch$, except percentages)%
IFRS:
Mutual funds	Ch$	79,853	Ch$	86,103	Ch$	91,174	7.8%	5.9%
Insurance	63,848		65,828		72,168		3.1	9.6
Current accounts, overdrafts, credit lines and credit cards	55,207		63,215		51,922		14.5	(17.9)
Demand accounts and ATMs	27,367		33,880		42,203		23.8	24.6
Stock brokerage	5,380		8,165		12,653		51.8	55.0
Collection of over-due loans	22,641		22,787		23,024		0.6	1.0
Cash management services	10,795		8,374		6,458		(22.4)	(22.9)
Letters of credit, guarantees, collateral and other contingent loans	22,038		23,261		25,020		5.5	7.6
Custody and trust services	7,468		8,200		8,907		9.8	8.6
Foreign trade and currency exchange	2,884		2,945		1,817		2.1	(38.3)
Financial advisory services	4,152		5,536		5,046		33.3	(8.9)
Credits and factoring	4,450		4,285		3,318		(3.7)	(22.6)
Wire transfers and payment orders	9,869		10,074		10,940		2.1	8.6
Collection services	575		503		427		(12.5)	(15.1)
Teller services expenses	(6,427)		(6,206)		(6,546)		(3.4)	5.5
Credit pre-evaluation services	(408)		(213)		(258)		(47.8)	21.1
Other	11,579		10,937		11,682		(5.5)	6.8
Total	Ch$	321,271	Ch$	347,674	Ch$	359,955	8.2%	3.5%

2017 and 2018.  Our income from fees and commissions was Ch$359,955 million in 2018, which represented a 3.5% annual increase when compared to the Ch$347,674 million recorded in 2017. This annual increase was mainly caused by:

•                  An annual increase of 24.6% or Ch$8,323 million in fee-based income associated with an increase in the use of demand accounts and our nationwide ATM network. This increase was mainly due to (i) a 19.2% increase in the number of transactions performed by our customers by using their debit cards associated with demand accounts, which translated into a 14.1% increase in the amount of debit card purchases, and (ii) a 7.1% increase in the number of transactions performed by customers and non-customers in our nationwide ATM network, from 116.2 million in 2017 to 125.3 million in 2018.

•                  An increase in fee-based income generated by commercial activities linked to some of our subsidiaries. This increase was mainly due to (i) a 9.6%, or Ch$6,340 million, in fee income from our insurance brokerage business, which in turn resulted from a 10.0% increase in the volume of gross written premiums intermediated by our specialized subsidiary and price increases in certain insurance products, (ii) a 5.9%, or Ch$5,071 million, increase in fee income related to our mutual funds management business managed by our subsidiary, primarily due to an increase in the average margin as a result of (x) portfolio rebalancing towards equity rather than fixed-income funds in 2018 as compared to 2017, based on the increased risk appetite of investors aligned with the recovery in the local economy, and (y) a 15.6% increase in the number of fund participants, and a 55.0%, or Ch$4,488 million increase in fee-income from stock brokerage subsidiary driven primarily by a 76.8% expansion in the stock trading turnover, which in turn resulted from the participation of our securities brokerage subsidiary in the largest initial public offering (IPO) carried out in Chile so far and the most relevant transaction (auction) of the year executed in the local market.

The positive factors mentioned above were partially offset by lower fee-income from transactional services, including current accounts, overdrafts, credit lines and credit cards, which decreased 17.9% or Ch$11,293 million on an annual basis. This decrease was primarily due to a positive one-time effect in fees related to credit cards in 2017, given the change in our loyalty program that resulted in lower fee expenses, while increasing the basis for comparison for 2018. In this regard, it is important to mention that fees related to other-than-credit cards services, mainly associated with current accounts and overdrafts fees, increased 7.0%, or Ch$2,222 million, primarily due to the opening of approximately 118,000 new current account holders in 2018.

2016 and 2017.  Our income from fees and commissions was Ch$347,674 million in 2017, which represented an 8.2% increase when compared to the Ch$321,271 million recorded in 2016.  This annual increase was mainly supported by:

•                  An increase of 14.5% or Ch$8,008 million, in fee-based income related to transactional services, including current accounts, overdrafts, credit lines and credit cards. This increase was mainly due to a combination of factors, including: (i) the opening of approximately 94,000 new current accounts in 2017, and (ii) higher transactional usage of credit cards, reflected by a 7.7% annual increase in the amount of purchases and withdrawals made by our customers and a 7.6% increase in transactions, which is partially the result of improved benefits for participants of our loyalty program.

•                  An increase of 23.5% or Ch$6,513 million in fee-income related to the use of demand accounts and ATMs. This increase is consistent with the 15.1% increase in the number of transactions and the 12.0% increase in purchases made by our customers with our debit cards. Also, the number of transactions conducted through our ATMs by customers and non-customers recorded an 8.4% increase on an annual basis.

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

The following table sets forth certain components of our other income (loss), net, for the years ended December 31, 2016, 2017 and 2018:

	For the Year Ended December 31,						% Increase (Decrease)
	2016		2017		2018		2016/2017	2017/2018
	(in millions of Ch$, except percentages)
IFRS:
Income on trading securities	Ch$	42,415	Ch$	46,207	Ch$	42,605	8.9%	(7.8)%
Gains (losses) from mark to market and sales	9,554		4,435		8,038		(53.6)	81.2
Financial Assets Held for Trading	51,969		50,642		50,643		2.6	(0.0)
Sales of Available for Sale Instruments	65,320		6,514		1,118		(90.0)	(82.8)
Net Gain (Loss) from other transactions	752		233		384		(69.0)	64.8
Derivative Instruments	5,604		(89,113)		64,730		(1690.2)	(172.6)
Sales of Loan Portfolios	4,930		2,063		267		(58.2)	(87.1)
Total net financial operating (loss) income	128,575		(29,661)		117,142		(123.1)	(494.9)
Foreign exchange transactions, net	12,405		104,875		2,701		745.4	(97.4)
Other operating income, net	28,575		29,959		45,295		4.8	51.2
Total other income (loss), net	Ch$	169,555	Ch$	105,173	Ch$	165,138	(38.0)%	57.0%

2017 and 2018. Our other income (loss) net was Ch$165,138 million in 2018, representing a 57.0%, or Ch$59,965 million, annual increase as compared to the Ch$105,173 million recorded in 2017. This annual increase was primarily the result of:

•                  A reversal in income from derivative instruments held for trading, from a net loss of Ch$89,113 million in 2017 to a net gain of Ch$64,730 million in 2018. This increase of approximately Ch$153,843 million was mainly due to: (i) a reversal in results from FX adjustments to our average net asset position in foreign currency derivatives held-for-trading, from a net loss of approximately Ch$90,618 million in 2017 to a net gain of nearly Ch$42,783 million in 2018, which resulted from trends in exchange rates as exemplified by the 12.7% depreciation of the Chilean peso against the U.S. dollar in 2018 as compared to the 8.2% appreciation of the Chilean peso against the U.S. dollar in 2017, (ii) an increase of approximately Ch$16,766 million in income from fair value adjustments and higher accruals on derivatives held for trading, and (ii) a positive Counterparty Value Adjustment effect of approximately Ch$3,845 million, primarily attributable to a favorable change in probabilities of default. Counterparty Value Adjustment is a measure intended to recognize the credit risk associated with a derivative transaction.

•                  An increase of approximately Ch$15,336 million in other operating income, from Ch$29,959 million in 2017 to Ch$45,295 million in 2018. This increase was mainly due to Ch$6,329 million in insurance reimbursements received as a result of the cybersecurity incident occurred in May 2018, which had previously led to an operational write-off of approximately Ch$6,900 million (recorded in other operating expenses).  Additionally, during 2018, we released approximately Ch$7,500 million related to non-credit related contingency allowances recorded in previous periods.

The above mentioned factors were partially offset by:

•                  A decrease of approximately Ch$102,174 million in income from foreign exchange transactions from Ch$104,875 million in 2017 to Ch$2,701 million in 2018. This decrease was mainly due to lower results from FX adjustments of approximately Ch$301,829 million linked to our on-balance FX liability position, primarily composed of long-term debt issued abroad denominated in foreign currency, which was negatively impacted by: (i) changes in exchange rates as illustrated by the annual 12.7% depreciation of the Chilean peso against the U.S. dollar in 2018 as compared with the 8.2% appreciation in 2017, and (ii) a moderate increase in such net liability position. This effect was partially offset by the following factors: (i) an increase of approximately Ch$182,825 million in FX adjustment results related to our off-balance FX net asset position in derivatives held for cash flow hedge accounting (aimed at mirroring part of the previously mentioned on-balance FX liability exposure) given the previously mentioned trends in exchange rates, and (ii) an increase of approximately Ch$16,830 million in FX adjustment results from assets that are denominated in local currency but adjusted by the effect of changes in FX (primarily leasing loans).

•                  A decrease of approximately Ch$11,018 million in income associated with financial investment instruments held for trading and sales of available for sale securities. This decrease was mainly due to (i) a decrease of approximately Ch$5,622 million in income from financial assets held for trading primarily as a result of lower interest income accrued on such assets primarily due to a decrease in our average balances and sensitivities to these instruments, given the prevailing low interest rate environment that reduced the possibility of obtaining short-term gains from fair value adjustments and (ii) a decrease of approximately Ch$5,396 million in income from sales of available securities, which was also a result of the prevailing low interest rate environment.

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

The following table sets forth information with respect to our provisions and allowances for loan losses and charge-offs for each of the years ended December 31, 2016, 2017 and 2018:

	For the Year Ended December 31,						% Increase (Decrease)
	2016		2017		2018 (1)		2016/2017	2017/2018
	(in millions of Ch$, except percentages)%
IFRS:
Provisions:
Gross provisions for loan losses (2)	Ch$	306,105	Ch$	270,732	Ch$	311,902	(11.6)%	15.2%
Total loan loss recoveries	46,842		49,477		60,579		5.6	22.4
Net provisions for loan losses	259,263		221,255		251,323		(14.7)	13.6
Charge-offs:
Total charge-offs	277,057		318,790		292,923		15.1	(8.1)
Net charge-offs	230,215		269,313		232,344		17.0	(13.7)
Other asset quality data:
Total loans	Ch$	25,398,424	Ch$	25,451,513	Ch$	27,926,632	0.2	9.7
Average Loans	24,723,411		25,371,268		26,380,317		2.6	4.0
Allowances for loan losses (2)	554,769		495,821		585,378		(10.6)	18.1
Allowances for loan losses as a percentage of total loans	2.18%		1.95%		2.10%		—	—
Provisions for loan losses as a percentage of average loans	1.05%		0.87%		0.95%		—	—

(1)     IFRS 9 replaced IAS 39 for financial statements from January 1, 2018 onwards and includes new classification and measurement requirements for financial assets and liabilities, impairment requirements for financial assets and hedge accounting policy. The application of this standard on January 1, 2018, has had an impact on the consolidated financial statements at that date. The first application is detailed in note 5 “Transition Disclosures” of the Consolidated Financial Statements.

(2)     This amount includes provisions for banks, loans to customers and contingent loan risks.

2017 and 2018.  Our provisions for loans losses posted an annual increase of 13.6%, or Ch$30,068 million, from Ch$221,255 million in 2017 to Ch$251,323 million in 2018. This increase in credit risk expenses was mainly attributable to the following factors:

•                  A negative exchange rate impact on loan loss allowances denominated in U.S. dollars (principally loans to large companies and corporations) by approximately Ch$20,934 million. This negative exchange rate impact was the result of the 12.7% depreciation of the Chilean peso against the U.S. dollar in 2018 compared to the 8.2% appreciation recorded in 2017.

•                  An increase of approximately Ch$20,621 million attributable to overall loan growth concentrated in retail segment loans, with average loans increasing 7.7% on an annual basis. On the other hand, wholesale loans recorded a 0.7% annual decrease in average balances. From the credit risk point of view, these dynamics resulted in a negative loan mix effect, given the credit risk characteristics of both segments.

These factors were partially offset by an overall net improvement in the credit quality of our loan portfolio of approximately Ch$11,487 million in 2018 as compared to 2017. This positive change was mostly attributable to both the retail and wholesale banking segments given the continued enhancement of their asset qualities as a result of the improved risk profiles of their customers, supported by the recovery in the local economy.

Based on the above, our ratio of provisions for loan losses to average loans recorded an annual increase of eight basis points from 0.87% in 2017 to 0.95% in 2018.

In regards to delinquency, past-due loans (loans 90 days or more past-due) posted an increase of 1.0% or Ch$2,935 million, from Ch$302,595 million in 2017 to Ch$305,530 million in 2018. As a result, our past-due ratio (90 days or more past-due loans over total loans) recorded a decrease from 1.19% in 2017 to 1.09% in 2018. The increase in the amount of past-due loans was the result of mixed trends. On the positive side, we recorded lower past-due loans (90 days or more past-due) related to the wholesale segment, which decreased 36.9% or Ch$9,215 million in 2018 as compared to 2017, mainly attributable to a Ch$9,255 million decrease in past-due commercial loans (90 days or more past-due), equivalent to an improvement of 11 basis points in the past-due ratio (90 days or more past-due loans over total loans) for this lending product, in this segment in particular. This trend in the wholesale segment was largely explained by an improved economic scenario in 2018, which resulted in an enhanced financial condition for some customers. Conversely, past-due loans (90 days or more past-due) in the retail banking segment, representing 94.8% of our total past-due loans (90 days or more past-due) in 2018, increased 3.7% on an annual basis, or Ch$10,276 million. This increase was mainly explained by an increase of Ch$11,942 million in past-due loans (90 days or more past-due) related to commercial loans managed by this segment, particularly associated with SME customers. The higher amount in past due loans for these types of credits and customers had mainly to do the significant loan growth we posted in this segment during 2018 (13.4% in year-end balances) rather than a deterioration in credit quality. In fact, the past-due ratio for the retail banking segment decreased by approximately 10 basis point on an annual basis from 1.76% in 2017 to 1.66% in 2018.

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

Operating Expenses

The following table sets forth information regarding our operating expenses for the years ended December 31, 2016, 2017 and 2018:

	For the Year Ended December 31,						% Increase (Decrease)
	2016		2017		2018		2016/2017	2017/2018
	(in millions of Ch$, except percentages)%
IFRS:
Personnel expenses	Ch$	417,918	Ch$	409,331	Ch$	440,630	(2.1)%	7.6%
Administrative expenses:
Advertising	32,781		30,698		31,375		(6.4)	2.2
Building maintenance	34,644		35,044		36,716		1.2	4.8
Rentals and insurance	30,945		31,607		32,298		2.1	2.2
Office supplies	8,473		8,238		8,535		(2.8)	3.6
Other expenses	199,501		205,868		222,553		3.2	8.1
Total administrative expenses	306,344		311,455		331,477		1.7	6.4
Depreciation and amortization	35,575		37,536		37,681		5.5	0.4
Impairments	274		166		(1,218)		(39.4)	(833.7)
Other operating expenses	26,936		25,868		29,586		(4.0)	14.4
Total	Ch$	787,047	Ch$	784,356	Ch$	838,156	(0.3)%	6.9%

2017 and 2018. Our total operating expenses recorded an annual increase of 6.9% or Ch$53,800 million in 2018 from Ch$784,356 million in 2017 to Ch$838,156 million in 2018. The annual change in operating expenses was mainly attributable to:

•                  An annual increase of 7.6% or Ch$31,299 million, in personnel expenses from Ch$409,331 million in 2017 to Ch$440,630 million in 2018, primarily as a result of (i) the non-recurrent effect of approximately Ch$18,083 million associated with non-recurring bonuses to most of our employees after reaching the collective bargaining agreement with most of our unions, part of them deferred over time as permitted by IFRS, and (ii) an increase of Ch$7,572 million in salaries due to the one-time impact of approximately Ch$6,806 million related to salary adjustments pursuant to the collective bargaining agreements, as well as inflation adjustments. For more information, see “Item 6. Directors, Senior Management and Employees—Employees”.

•                  An annual increase of 6.4% or Ch$20,022 million in administrative expenses, from Ch$311,455 million in 2017 to Ch$331,477 million in 2018, primarily due to (i) an increase of Ch$16,685 million in other administrative expenses, based on IT developments, acquisition and renewal of software, external advisory service costs related to internal projects such as risk modeling, the CRM platform and enhancement of cybersecurity infrastructure, as well as the internalization of previously outsourced services, and (ii) an increase of approximately Ch$2,363 million in expenses related to building maintenance, rentals and insurance, as a result of the refurbishment of some of our branches in order to set them up for our dual attention program and higher rental costs in light of real estate dynamics.

•                  An increase of approximately 14.4% or Ch$3,718 million in other operating expenses, primarily due to the impact of the cybersecurity incident that occurred in May 2018, which resulted in an operational write-off of approximately Ch$6,900 million. This was partially offset by a decrease of Ch$5,561 million in costs related to leasing operations in 2018 as compared to 2017.

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

Income Tax

Under Law No. 19,396 Banco de Chile is permitted to deduct dividend distributed to SAOS (as payment for the subordinated debt held with the Central Bank) from its taxable income and, therefore, our effective tax rate has been lower than the statutory corporate income tax rate. In this regard, for the year ended December 31, 2018, in the absence of the tax benefit related to the dividend distributed to SAOS as payment for the subordinated debt, our effective tax rate would have been approximately 3.2%  higher and our income tax paid Ch$24,515 million higher than the actual effective tax rate and income tax, respectively. For more information, see Note 18 to our audited consolidated financial statements as of and for the year ended December 31, 2018 appearing elsewhere in this annual report. It is important to note that SAOS will fully pay off the outstanding balance of the Central Bank subordinated debt on April 30, 2019. See “Item 4. Information on the Company—History and Development of the Bank—The 1982-1983 Economic Crisis and the Central Bank Subordinated Debt” and “Item 7. Major Shareholders and Related Party Transactions—Ownership Structure.” The tax benefit for Banco de Chile ended by mid-2018, since at that point we had accumulated sufficient earnings to distribute to SAOS the sufficient dividends in order to pay the last installment of the subordinated debt to the Central Bank in April 2019 (with charge to net distributable income generated in 2018). For more information, see “Item 10.  Additional Information—Taxation— Cash Dividends and Other Distributions”.

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

On August 23, 2018 the Chilean government presented a bill intended to modernize the Chilean tax system. The proposed bill considers a return to the integrated system by permitting that 100% of the income tax borne by corporations be used as a tax credit by the final taxpayer (individuals). In addition, the bill incorporates a series of modifications to the tax system, including, among others: (i) the establishment of a new taxation regime levied on services rendered digitally, which will be subject to a 10% rate, where banks and credit card issuers will be in charge of withholding and paying the collected tax income from users of these digital services, (ii) the introduction of some tax benefits for SMEs, such as instantaneous depreciation of assets and reduced tax rates while simplifying the annual income tax return process for SMEs, (iii) the simplification of requisites to recognize expenses that may be deducted from the taxable income, (iv) an update to the Chilean Internal Revenue Service procedures intended to reduce terms while limiting exclusive powers of the Chilean Internal Revenue Service Director, and (v) the creation of a Taxpayer Protection & Advisory agency, which pursues to be a counterpoint to the Chilean Internal Revenue Service on taxation matters such as interpretation of tax regulation while assisting taxpayers on overall taxation matters.

For more information, see “Item 4.  Information on the Company—Regulation and Supervision—Amendments to the Reform that Modified the Chilean Tax System” and “Item 10.  Additional Information—Taxation—Chilean Tax Considerations.”

2017 and 2018. Our income tax expense was Ch$159,768 million in 2018, which represented an annual increase of 38.5%, or Ch$44,407 million, from the Ch$115,361 million recorded in 2017. This increase primarily reflects an increase in our effective tax rate from 16.8% in 2017 to 20.9% in 2018. The annual increase income tax was mainly due to (i) an increase of Ch$76,227 million in income before income tax, explaining approximately Ch$19,370 million of the annual income tax increase, (ii) a decrease of approximately Ch$14,482 million in tax deductions related to the payment on the subordinated debt held with the Central Bank, since the middle of 2018 we had accrued sufficient income to completely pay off the outstanding amount owed to the Central Bank in April 2019, (iii) an increase in the statutory corporate tax rate from 25.5% in 2017 to 27.0% in 2018 pursuant to the tax reform discussed above, which resulted in approximately Ch$10,312 million of higher income tax, and (iv) a Ch$5,729 million decrease in tax deductions from deferred tax assets (present in 2017 but expired in 2018) due to the consecutive increases in the statutory corporate tax rate. These effects were partially offset by a Ch$12,100 million increase in tax deductions related to inflation, as a result of the increase in inflation in 2018 as compared to 2017, which provides an income tax benefit that is deductible from taxable income under the Chilean tax system.

2016 and 2017.  Our income tax expense was Ch$115,361 million in 2017, which represented an annual increase of 15.1%, or Ch$15,149 million, from the Ch$100,212 million recorded in 2016.  This increase primarily reflects an increase in our effective tax rate from 14.8% in 2016 to 16.8% in 2017. The change in income tax was primarily due to: (i) an increase in the statutory corporate tax rate from 24.0% in 2016 to 25.5% in 2017, pursuant to the tax reform discussed above, which resulted in an increase of approximately Ch$10,300 million in income tax, (ii) a Ch$6,500 million decrease in tax deductions as compared to 2016 as a result of the decrease in inflation in 2017, which provides an income tax benefit that is deductible from taxable income under the Chilean tax system, and (iii) a Ch$3,400 million decrease in tax benefits from deferred tax assets due to the increase in the statutory corporate tax rate, pursuant to the tax reform discussed above. These increases were partially offset by an increase in deductions of approximately Ch$4,900 million related to the annual payment of subordinated debt held with the Central Bank.

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

Operations through subsidiaries:  This segment includes all companies controlled by us whose results are obtained individually by the respective company.  As of December 31, 2018, this business segment consisted of:

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

The financial information used to measure the performance of our business segments is not necessarily comparable with similar information from other financial institutions because it is based on our internal reporting policies.  The accounting policies used to prepare our operating segment information are similar to those described in Note 2(ab) to our audited consolidated financial statements as of and for the year ended December 31, 2018 appearing elsewhere in this annual report, except as noted below:

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

Net Income by Business Segment

The following table sets forth income before income tax by business segment in accordance with our internal reporting policies for each of the years ended December 31, 2016, 2017 and 2018:

	For the Year Ended December 31,						% Increase (Decrease)
	2016		2017		2018		2016/2017	2017/2018
	(in millions of Ch$, except percentages)
BANK’S INTERNAL REPORTING POLICIES:
Retail banking	Ch$	309,650	Ch$	346,353	Ch$	324,947	11.9%	(6.2)%
Wholesale banking	257,253		265,120		311,925		3.1	17.7
Treasury and Money Market	40,799		25,798		52,819		(36.8)	104.7
Subsidiaries	33,587		53,776		61,713		60.1	14.8
Other	—		—		—		—	—
Income before Income tax	Ch$	641,289	Ch$	691,047	Ch$	751,404	7.8%	8.7%

Retail Banking

2017 and 2018. Our retail banking segment recorded income before income tax of Ch$324,947 million in 2018, which represented a 6.2% annual decrease when compared to the Ch$346,353 million recorded in 2017. The annual decrease in income before income tax was mainly attributable to:

•                  A 12.1%, or approximately Ch$30,900 million, annual increase attributable primarily to a one-time impact of approximately Ch$38,700 million due to the implementation of new group-based risk models (under internal reporting policies). This update had to do with changes in the calculation of both probability of default and loss given default metrics pursuant to new guidelines and methodologies we developed in order to address local and international best practices on risk matters.

•                  A 10.4%, or approximately Ch$55,646 million, annual increase in operating expenses. This increase was primarily due to higher personnel expenses due to the non-recurrent effect of the completion of the collective bargaining process carried out in 2018, which translated into a total extraordinary disbursement of approximately Ch$24,889 million for us as a whole in 2018, partially allocated to this segment. In addition, this segment also recorded higher administrative expenses given by risk modeling external advisory, higher costs related to the early termination of formerly outsourced salesforce and IT developments associated with the new CRM system, the corporate digital transformation project and further costs linked to improved cybersecurity architecture and capabilities.

This decrease was partially offset by:

•                  An annual increase in net interest income primarily attributable the positive effect of higher inflation on our UF net asset exposure (inflation-indexed) that translated into approximately Ch$70,845 million of further revenues for us as a whole, which was partially allocated to the retail banking segment. The total effect was primarily the consequence of (x) an annual increase in the inflation (measured as UF variation), which increased from 1.7% in 2017 to 2.9% in 2018 and (y) an increase in the average UF net asset exposure managed by us.

•                  An annual increase in customer income, as a result of: (i) an increase of approximately 2.8% in income from loans, driven by both an annual expansion of 7.7% in average balances managed by this segment and a slight decrease in lending spreads, (ii) an annual increase of 7.4% in average balances of demand deposits together with an increase in both local and foreign currency nominal interest rates, which together resulted in a 9.3% increase in the revenue from these deposits, (iii) an increase of approximately 20.8% income from sales of foreign currency and forward contracts with retail customers.

2016 and 2017.  Our retail banking segment recorded income before income tax of Ch$346,353 million in 2017, which represented an 11.9% annual increase when compared to the Ch$309,650 million recorded in 2016.  The annual increase in income before income tax was primarily the result of:

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

Wholesale Banking

2017 and 2018.  Our wholesale banking segment recorded a 17.7% annual increase in income before income tax, from Ch$265,120 million in 2017 to Ch$311,925 million in 2018. The annual increase of approximately Ch$46,805 million in income before income tax was mainly the result of:

•                  An increase in customer income, particularly attributable to a 16.0%, or approximately Ch$14,340 million, annual increase in the contribution of demand deposits. This increase had to with the upward trend shown by interest rates, particularly for deposits denominated in foreign currency.

•                  A positive exchange rate effect on the U.S. dollar asset position that hedges the segment’s exposure to U.S. dollar-denominated loan loss allowances (related to U.S. dollar-denominated loans). Given the sharp depreciation of the Chilean peso against the U.S. dollar in 2018 (12.7%) as compared to the sharp appreciation that occurred in 2017 (8.2%), the segment recorded a net annual benefit of approximately Ch$19,419 million in revenues.

•                  An annual increase in net interest income attributable to the positive effect of higher inflation on our UF net asset exposure (inflation-indexed) that translated into approximately Ch$70,845 million of further revenues for us as a whole, which was partially allocated to the wholesale banking segment. The total effect was primarily the consequence of (x) an annual increase in inflation (measured as UF variation), which increased from 1.7% in 2017 to 2.9% in 2018 and (y) an increase in the average UF net asset exposure managed by us.

This increase was partially offset by:

•                  An increase of 73.7%, or approximately Ch$15,778 million in provisions for loan losses, primarily as a result of the negative effect the 12.7% Chilean peso depreciation had on loan loss allowances linked to U.S. dollar-denominated loans, which allowances increased by the negative exchange rate effect. This effect was partially offset by a net credit quality improvement given an enhanced financial condition of certain customers and moderate loan growth.

•                  A decrease of approximately Ch$5,200 million in income from loans largely attributable to a moderate 0.7% decrease in average balances, since the rebound in the segment’s lending business did not take place until the end of the year.

2016 and 2017.  Our wholesale banking segment recorded a 3.1% annual increase in income before income tax, from Ch$265,120 million in 2016 to Ch$264,822 million in 2017.  The increase in income before income tax is mainly attributable to:

•                  A decrease of Ch$29,658 million, in provisions for loan losses primarily as a result of: (i) higher countercyclical allowances partially allocated to this segment during 2016 (recognized under internal reporting policies) and not present in 2017, and (ii) an improvement in the segment’s asset quality in 2017 mainly due to certain customers improved financial condition, which positively affected their credit profile, while some other customers, particularly those in the fishing industry, were able to reduce their exposures by settling some of the outstanding loans held with us.

•                  A 2.6% decrease in operating expenses in line with cost control initiatives undertaken by all areas across the Bank.

This increase was partially offset by:

•                  A 5.3% decrease in operating revenues, as a result of: (i) a 7.4% decrease in the loan portfolio managed by this segment, mainly due to a decrease in borrowings from corporations and large companies as a consequence of deteriorated economic expectations and postponed investment projects, which in turn resulted in a Ch$6,906 million decrease in income from loans, (ii) the negative impact of lower inflation on the UF-indexed asset position allocated to the segment, due to only a 1.7% increase in inflation in 2017, as compared to the 2.8% increase recorded in 2016 and (iii) an increase in losses associated with the U.S. dollar asset position we hold to hedge our exposure to U.S. dollar-denominated loan loss allowances, resulting from the 8.2% appreciation of the Chilean peso against the U.S. dollar in 2017 as compared to only 5.3% appreciation in 2016.

Treasury and Money Market

2017 and 2018.  Our Treasury and Money Market segment posted income before income tax of Ch$52,819 million in 2018, representing a 104.7% annual increase when compared to the Ch$25,798 million recorded in 2017.  This increase was largely explained by an 86.3% increase in operating revenues from Ch$30,853 million in 2017 to Ch$57,484 million in 2018. This annual increase was mainly the result of:

•                  The positive impact of a Ch$23,500 million Counterparty Value Adjustment for derivatives in 2018 as compared to 2017. This increase is mostly explained by the beginning of recognition of Debit Value Adjustment (in a similar fashion to IFRS).

•                  An increase in revenues from the management of our trading portfolio, which is mainly focused on derivatives and the management of our FX position. Based on favorable shifts in interest rates and cross-border spreads in 2018 as compared to 2017, as well as a more proactive administration of our FX position, our treasury managed to record an annual increase in revenues of approximately Ch$3,206 million.

This increase was partially offset by lower revenues from the management of our available for sale securities, considering both our local currency and the foreign currency portfolio, of approximately Ch$4,881 million in 2018 as compared to 2017. This was the result of a less favorable environment for positions in local fixed-income instruments in light of the low interest rate environment prevailing in 2018. Similarly, hiking credit spreads for foreign issuers contributed to lower revenues from the management of our foreign currency portfolio.

2016 and 2017.  Our Treasury and Money Market segment posted income before income tax of Ch$25,798 million in 2017, representing a 36.8% decrease from the Ch$40,799 million recorded in 2016.  This decrease was primarily the result of a 33.6% decrease in operating revenues from Ch$46,488 million in 2016 to Ch$30,853 million in 2017. This annual decrease in operating revenues was mainly the result of:

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

Operations through Subsidiaries

2017 and 2018.  Our subsidiaries recorded income before income tax of Ch$61,713 million for the year ended December 31, 2018, which was 14.8% above the Ch$53,776 million reported in 2017. The main drivers supporting this performance were:

•                      A 31.7%, or Ch$6,003 million, increase in income before income tax generated by our securities brokerage subsidiary from Ch$18,906 million in 2017 to Ch$24,808 million in 2018. This increase was largely the result of an increase in operating revenues, since the subsidiary participated in most of the main transactions carried out in the local stock market including both IPOs and secondary offerings, which is reflected in a 76.8% annual increase in stock trading turnover managed by the subsidiary.

•                      A 9.8%, or Ch$2,466 million, increase in income before income tax generated by our mutual funds subsidiary in 2018 as compared to 2017. The increase was largely attributable to portfolio rebalancing towards equity rather than fixed-income instruments (explaining 7.1% of the annual increase).

This increase was partially offset by lower income before income tax from our investment banking and our insurance brokerage subsidiaries, which together recorded a decrease of approximately Ch$497 million in income before income tax, in each case due to higher operating expenses rather than a decrease in operating revenues. This trend in operating expenses was to some degree explained by the development of internal IT projects, particularly in the case of our insurance brokerage subsidiary.

2016 and 2017.  Our subsidiaries recorded income before income tax of Ch$53,776 million for the year ended December 31, 2017, which was 60.1% above the Ch$33,587 million reported in 2016. The main drivers supporting this performance were:

•                      A 153.5%, or Ch$11,400 million, increase income before income tax recorded by our securities brokerage subsidiary from Ch$7,432 million in 2016 to Ch$18,906 million in 2017, as a result of a 63.4% increase in income from stock brokerage due to increased participation in securities transactions.

•                      An 80.7%, or Ch$2,725 million, increase in income before tax recorded by our insurance brokerage subsidiary mainly due to a 6.7% increase in written premiums.

•                      A Ch$2,091 million increase in income before tax recorded by our investment banking subsidiary, from Ch$747 million in 2016 to Ch$2,837 in 2017, mainly due to a 40% increase in the number of transactions carried out by the company.

Summary of Differences between Internal Reporting Policies and IFRS

We prepare our business segments’ financial information in accordance with our internal reporting policies, which differ in certain significant aspects from IFRS.  The following table sets forth net income and equity for the years ended December 31, 2016, 2017 and 2018 in accordance with our internal reporting policies and under IFRS:

	Year Ended December 31,
	2016		2017		2018 (1)
	(in millions of Ch$)
Income before income tax (Internal Reporting Policies)	Ch$	641,289	Ch$	691,047	Ch$	751,404
Reconciliation to IFRS	33,974		(3,605)		11,998
Income before income tax (IFRS)	675,263		687,442		763,402
Net income (Internal Reporting Policies)	552,249		576,013		594,873
Reconciliation to IFRS	22,802		(3,932)		8,761
Net income (IFRS)	575,051		572,081		603,634
Equity (Internal Reporting Policies)	2,887,411		3,105,715		3,304,153
Reconciliation to IFRS	420,263		439,633		369,563
Equity (IFRS)	Ch$	3,307,674	Ch$	3,545,348	Ch$	3,673,716

(1)         IFRS 9 replaced IAS 39 for financial statements from January 1, 2018 onwards and includes new classification and measurement requirements for financial assets and liabilities, impairment requirements for financial assets and hedge accounting policy. The application of this standard as of January 1, 2018 has had an impact on our consolidated financial statements at that date. The effect of our first application of IFRS 9 is detailed in Note 5 “Transition Disclosures” to our audited consolidated financial statements.

Some differences exist between our net income and equity as determined in accordance with our internal reporting policies, which are used for management reporting purposes, as presented in the segment information, and our net income and equity as determined under IFRS, as presented in our consolidated financial statements.

The most significant differences are as follows:

For internal reporting purposes, allowances for loan losses are calculated based on specific guidelines set by the SBIF based on an expected losses approach.  Under IFRS 9 “Financial instruments” allowances for loan losses are calculated based on the “expected credit loss” model.  And according to internal reporting policies, we record additional allowances related to expected losses not yet incurred, whereas under IFRS these expected losses may not be recognized.  As a result of these accounting policies differences, our net income under IFRS was Ch$48,334 million, Ch$10,033 million and Ch$30,349 million higher than our internally reported net income in 2016, 2017 and 2018, respectively. The impact on equity was Ch$327,851 million, Ch$337,884 and Ch$282,307 million in 2016, 2017 and 2018, respectively.

IFRS 13 established specific guideline for purposes of fair value measurement when fair value calculation is required or permitted. The application of IFRS 13 has impacted fair value measurements related to derivatives by including the Bank’s own credit risk (commonly referred as “Debit Value Adjustment”).  Under our internal reporting policies, we began to recognize DVA in 2018. As a result of the recognition of Debit Value Adjustments, our net income under IFRS was Ch$21,055 million lower than our internally reported net income in 2018 (Ch$14,323 million in 2017).  There was no impact on equity due to this recognition in 2018 (Ch$21,055 million in 2017).

Under our internal reporting policies, our merger with Citibank Chile was accounted for under the pooling of interest method, while under IFRS, and for external financial reporting purposes, the merger of the two banks was accounted for as a business combination in which we were the acquirer as required by IFRS 3 “Business Combinations.”  Under IFRS 3, we recognized all acquired net assets at fair value as determined at the acquisition date, as well as the goodwill resulting from the purchase price consideration in excess of net assets recognized. These accounting policy differences did not lead to a difference for 2018 (Ch$2,286 million and Ch$2,285 million lower than our internally reported net income in 2016 and 2017, respectively).   In addition, the impact on equity was Ch$33,410 million in 2018 (Ch$35,695 million and Ch$33,410 million in 2016 and 2017, respectively).

For internal reporting purposes, assets received in lieu of payments are measured at historical cost or fair value, less cost to sell, if lower, on a portfolio basis and written off if not sold after a certain period of time in accordance with specific guidelines established by the SBIF.  Under IFRS, these assets are deemed non-current assets held for sale and their accounting treatment is set by IFRS 5 “Non-Current Assets Held for Sale and Discontinued Operations.”  In accordance with IFRS 5 these assets are measured at historical cost or fair value, less cost to sell, if lower.  Accordingly, under IFRS these assets are not written off unless they were impaired. As a result of this accounting policy difference, our net income was Ch$871 million higher than our internally reported net income in 2016, Ch$2,956 million and Ch$940 million higher than our internally reported net income in 2017 and 2018, respectively.  The impact on equity was Ch$2,072 million, Ch$5,028 million and Ch$5,968 million in 2016, 2017 and 2018, respectively.

All of the aforementioned differences had an impact on deferred taxes, which resulted in net income under IFRS that was Ch$11,172 million, Ch$327 million and Ch$3,237 million lower than our internally reported net income in 2016, 2017 and 2018, respectively.  The impact on equity was Ch$104,790, Ch$106,135 and Ch$87,029 million in 2016, 2017 and 2018, respectively

Chilean banks are required to distribute at least 30% of their net income to shareholders unless the shareholders unanimously approve the retention of profits.  A bank may, however, be prohibited from distributing to shareholders even this 30% of its net income if such distribution would cause the bank to violate certain statutory capital requirements.  In accordance with internal reporting policies, we record a minimum dividend allowance of at least 70% of the period’s net income, as permitted by the SBIF.  During 2016, 2017 and 2018, the Bank recorded minimum dividend allowances of Ch$385,233 million, Ch$312,907 million and Ch$305,409 million, respectively.  Under IFRS, only the portion of dividends that is required to be distributed by Chilean Law must be recorded, i.e., 30% as required by Chilean Corporations Law. This accounting difference does not lead to differences in net income. However, given this adjustment, the equity under IFRS was Ch$119,558 million, Ch$140,103 million and Ch$126,947 million higher than our internally reported equity in 2016, 2017 and 2018, respectively.

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

Chilean regulations also require that the expected outflows within the following 30 days not exceed the amount of a bank’s Basic Capital (or Tier 1 capital) and the expected outflows within the following 90 days not exceed twice the amount of a bank’s Basic Capital.  Expected outflows may include behavioral assumptions.  Measurements must be made separately, by currency. This report used to be called the C08 index but was replaced by the C46 index in 2015. Furthermore, in March 2016 the Chilean regulator began to require C47 and C48 reports. The C47 report focuses on liabilities analysis from a concentration, maturity and renewal perspectives. On the other hand, the C48 report gauges Liquidity Coverage Ratio (“LCR”) and Net Stable Funding Ratio (“NSFR”). In October, 2018 the SBIF established a new report on liquidity matters (C49) intended to refine the measurement of LCR and NSFR as defined by the current C48 report. The C49 report will be submitted in parallel with the C48 report for four months starting April 4, 2019. Thereafter, the C49 report is expected to replace the C48 report.

For the year ended December 31, 2018, there were no regulatory limits for LCR or NSFR. During 2018, however, the Chilean Central Bank set a minimum requirement for LCR ratio, considering a phase-in period of five years, starting at 60% in 2019 and reaching the final limit of 100% in 2023 (with annual increments of 10% between 2019 and 2023).

For more information on liquidity risk regulations, see “Item 4.  Information on the Company—Regulation and Supervision— Liquidity Risk Regulations”.

We supplement regulatory reports and metrics with internally-developed reports that are aimed at providing us with a broader perspective on liquidity matters. The market access report, the liquidity duffer, intraday liquidity and liquidity ratios, are the main internal reports we use in order to monitor liquidity while establishing internal alerts and triggers for decision making. For more information see Note 43 (3) to our audited consolidated financial statements.

Mandatory metrics requested by the SBIF and internal metrics developed by us utilizing internal models are prepared on a daily basis by independent units within the Management and Financial Control Division (managed by the CFO). These reports are submitted on a daily basis to the Market Risk Area and the Treasury Division, which are in charge of overseeing and managing our liquidity, respectively.  The Finance, International and Market Risk Committee also monitors these metrics on a monthly basis.

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

	For the Year Ended December 31,
	2016		2017		2018
	(in millions of Ch$)
IFRS:
Net cash provided by (used in) operating activities	Ch$	162,539	Ch$	872,563	Ch$	(1,334,745)

2017 and 2018. We experienced a reversal in our operating cash flows in 2018 from a net inflow of Ch$872,563 million in 2017 to a net outflow of Ch$1,334,745 million in 2018. The reversal was mainly the result of an annual increase of Ch$3,371,580 million in net outflow of loans granted to customers and banks, given the recovery experienced by the local economy that resulted in a stronger demand for loans, particularly due to the rebound in investment spending towards the end of the year. This factor was partially offset by the an annual increase of Ch$1,021,001 million in net inflows from saving accounts and time deposits, primarily as a consequence of higher year-end and average balances.

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

	For the Year Ended December 31,
	2016		2017		2018
	(in millions of Ch$)
IFRS:
Net cash provided by (used in) investing activities	Ch$	523,281	Ch$	(1,183,663)	Ch$	416,534

2017 and 2018. We experienced a reversal in our investing cash flows from a net outflow of Ch$1,183,663 million in 2017 to a net inflow of Ch$416,534 million in 2018. This reversal was mainly the result of an annual decrease of Ch$1,606,856 million in cash outflows associated with investments in available-for-sale securities. As a consequence of the prevailing scenario of low and relatively flat interest rates in the local market, during 2018 we reduced our exposure to fixed-income securities, given a reduced likelihood of benefiting from favorable marking-to-market adjustments.

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

	For the Year Ended December 31,
	2016		2017		2018
	(in millions of Ch$)
IFRS:
Net cash (used in) provided by financing activities	Ch$	(711,595)	Ch$	132,662	Ch$	644,970

2017 and 2018. The net cash provided by financing activities increased from a net inflow of Ch$132,662 million in 2017 to a net inflow of Ch$644,970 million in 2018. This net annual increase in cash provided by financing activities was primarily caused by: (i) a net increase of Ch$626,815 million in proceeds from debt issued (long-term bonds), as a result of our funding needs and focus on matching tenors of certain assets and liabilities in order to proactively manage liquidity risk and, lastly, a favorable interest rate scenario and the competitive credit risk spread on our securities that translate into attractive interest rates for our liabilities, (ii) a net increase of Ch$166,083 million associated with higher borrowings from foreign financial institutions and (iii) a net increase in funding from commercial paper of Ch$131,771 million, intended mostly to finance short-term assets in foreign currency, such as trade finance loans. These factors were partially offset by an increase of Ch$411,474 million in the cash outflow associated with our redemption of bond issuances.

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

Borrowings

The following table presents the maturities of each borrowing category for the indicated year.

	As of December 31, 2016						As of December 31, 2017						As of December 31, 2018
	Long-term		Short-term		Total		Long-term		Short-term		Total		Long-term		Short-term		Total
	(in millions of Ch$)
IFRS:
Borrowings from financial institutions:
Central Bank credit lines for renegotiation of loans	Ch$	—	Ch$	3	Ch$	3	Ch$	—	Ch$	1	Ch$	1	Ch$	—	Ch$	—	Ch$	—
Other borrowings from the Central Bank	—		—		—		—		—		—		—		—		—
Borrowings from domestic financial institutions	—		—		—		—		1,100		1,100		—		7,375		7,375
Borrowings from foreign institutions	120,690		919,333		1,040,023		74,002		1,119,925		1,193,927		79,297		1,430,087		1,509,384
Debt issued:
Bonds	4,711,058		539,947		5,251,005		4,752,587		759,277		5,511,864		5,587,659		932,611		6,520,270
Commercial papers (short-term bonds)	—		180,570		180,570		—		257,470		257,470		—		252,720		252,720
Subordinated bonds	660,853		52,585		713,438		644,684		51,533		696,217		634,819		51,375		686,194
Mortgage finance bonds	21,928		10,986		32,914		15,016		8,408		23,424		9,717		6,651		16,368
Other financial obligations	21,713		164,486		186,199		17,665		119,498		137,163		6,990		111,024		118,014
Total other interest bearing liabilities	Ch$	5,536,242	Ch$	1,867,910	Ch$	7,404,152	Ch$	5,503,954	Ch$	2,317,212	Ch$	7,821,166	Ch$	6,318,482	Ch$	2,791,843	Ch$	9,110,325

The Bank was in material compliance with all of its debt instruments during 2016, 2017 and 2018.

Central Bank Borrowings

Central Bank borrowings include credit lines for the renegotiation of loans and other borrowings.  The Central Bank provided credit lines for the renegotiation of mortgage loans due to the need to refinance debts as a result of the economic recession and crisis of the Chilean banking system from 1982 to 1985.  These credit lines are linked to the UF index and carry real interest rates.  As of December 31, 2018, we had no outstanding balances of Central Bank Borrowings in our balance sheet.

Borrowings from Domestic Financial Institutions

Borrowings from domestic financial institutions are generally used to fund our general operations.  As of December 31, 2018, the outstanding borrowings from domestic financial institutions were, as follows:

As of December 31, 2018
(in millions of Ch$)
IFRS:
Due within 1 year	7,375
Due after 1 year but within 2 years	—
Due after 2 years but within 3 years	—
Due after 3 years but within 4 years	—
Due after 4 years but within 5 years	—
Due after 5 years	—
Total domestic borrowings	7,375

Borrowings from Foreign Financial Institutions

We have short- and long-term borrowings from foreign banks.  These loans are denominated in foreign currency and are used to fund our foreign trade loans and carried an average nominal interest rate of 2.48% in the year ended December 31, 2018.  The outstanding maturities of these borrowings as of December 31, 2018 were, as follows:

As of December 31, 2018
(in millions of Ch$)
IFRS:
Due within 1 year	1,430,087
Due after 1 year but within 2 years	79,184
Due after 2 years but within 3 years	113
Due after 3 years but within 4 years	—
Due after 4 years but within 5 years	—
Due after 5 years	—
Total foreign borrowings	1,509,384

Senior Long-Term Bonds

Our bonds are primarily denominated in local currency, mainly in UF, and, to a lesser extent, in foreign currencies, including Swiss francs (CHF), Hong Kong dollar (HKD), Japanese Yen (JPY), U.S. Dollar (USD), and Euros (EUR).

As of December 31, 2018, bonds denominated in local currency, with semi-annual interest and principal, accounted for Ch$5,171,858 million, of which Ch$5,151,574 million were denominated in UF and Ch$20,284 million were denominated in Chilean pesos Bonds denominated in UF carried an average annual interest rate of 2.73% while bonds denominated in Chilean pesos bore an average annual interest rate of 3.70%. As of the same date, bonds denominated in foreign currency, most of them with annual interest and principal payments, amounted to Ch$1,348,412 million and carried an average annual interest rate of 2.31% (excluding the effect of exchange rate adjustments). In general, long-term bonds, denominated in both local and foreign currency, are intended to finance loans that had a maturity of more than one year.

The maturities of bonds denominated in local currency (Ch$ or UF) as of December 31, 2018 were:

As of December 31, 2018
(in millions of Ch$)
IFRS:
Due within 1 year	370,393
Due after 1 year but within 2 years	277,542
Due after 2 years but within 3 years	535,483
Due after 3 years but within 4 years	646,936
Due after 4 years but within 5 years	619,523
Due after 5 years	2,721,981
Total bonds	5,171,858

During 2018 we issued bonds denominated in UF for an amount equivalent to Ch$1,084,426 million at an average rate of 2.08% and an average tenor of ten years. Similarly, we issued bonds denominated in Chilean pesos amounting to Ch$20,370 million, bearing an interest rate of 3.80% and an average tenor of four years.

The maturities of bonds denominated in foreign currency as of December 31, 2018 were:

As of December 31, 2018
(in millions of Ch$)
IFRS:
Due within 1 year	562,218
Due after 1 year but within 2 years	31,667
Due after 2 years but within 3 years	—
Due after 3 years but within 4 years	95,002
Due after 4 years but within 5 years	144,199
Due after 5 years	515,326
Total bonds	1,348,412

During 2018 we issued bonds denominated in foreign currency for an amount equivalent to Ch$112,071 million at an average rate of 1.65% and an average tenor of approximately 6 years.

Commercial paper

Our commercial paper is denominated in U.S. dollars and carried an average annual interest rate of 2.39% as of December 31, 2018. This average rate does not include the effect of exchange rate adjustments.

The maturities of our commercial paper as of December 31, 2018 were:

As of December 31, 2018
(in millions of Ch$)
IFRS:
Due within 1 year	252,720
Due after 1 year but within 2 years	—
Due after 2 years but within 3 years	—
Due after 3 years but within 4 years	—
Due after 4 years but within 5 years	—
Due after 5 years	—
Total bonds	252,720

During 2018 we issued commercial paper in an amount of Ch$940,720 million.

Subordinated Bonds

As of December 31, 2018, our outstanding subordinated bonds were denominated in UF. Payments of interests and principal are generally due on a semiannual basis and the discount on the issuance is amortized over the life of the bond.  As of December 31, 2018, the effective real interest rate was 4.15% taking into consideration the discount at issuance.

Subordinated bonds are also intended to finance loans having a maturity of more than one year.  As of December 31, 2018, the maturities of subordinated bonds were:

As of December 31, 2018
(in millions of Ch$)
IFRS:
Due within 1 year	51,376
Due after 1 year but within 2 years	21,334
Due after 2 years but within 3 years	19,788
Due after 3 years but within 4 years	17,818
Due after 4 years but within 5 years	10,088
Due after 5 years	565,790
Total subordinated bonds	686,194

During 2018, we did not carry out any issuance of subordinate bonds.

Mortgage Finance Bonds

Mortgage finance bonds are used to finance the granting of mortgage loans.  The outstanding principal amounts of the bonds are amortized on a quarterly basis.  The range of maturities of these bonds is between five and 30 years.  The bonds are linked to the UF index and carried a weighted average annual interest rate of 4.38% as of December 31, 2018.

The maturities of mortgage finance bonds as of December 31, 2018 were:

As of December 31, 2018
(in millions of Ch$)
IFRS:
Due within 1 year	6,652
Due after 1 year but within 2 years	3,545
Due after 2 years but within 3 years	2,365
Due after 3 years but within 4 years	1,647
Due after 4 years but within 5 years	931
Due after 5 years	1,228
Total mortgage finance bonds	16,368

During 2018, we did not carry out any issuance of mortgage finance bonds.

Other Financial Obligations

The maturities of other financial obligations as of December 31, 2016, 2017 and 2018 were as follows:

	As of December 31,
	2016		2017		2018
	(in millions of Ch$)
IFRS:
Other long-term obligations:
Obligations with Chilean Government	Ch$	21,713	Ch$	17,665	Ch$	6,990
Total other long-term obligations	21,713		17,665		6,990
Other short-term obligations	164,486		119,498		111,024
Total other obligations	Ch$	186,199	Ch$	137,163	Ch$	118,014

As of December 31, 2018, other financial obligations had the following maturities:

As of December 31, 2018
(in millions of Ch$)
IFRS:
Due within 1 year	111,023
Due after 1 year but within 2 years	3,871
Due after 2 years but within 3 years	1,685
Due after 3 years but within 4 years	851
Due after 4 years but within 5 years	456
Due after 5 years	128
Total other obligations	118,014

Asset and Liability Management

Our asset and liability management policy is to maximize net interest income, return on assets and average equity in light of interest rate, liquidity and foreign exchange risks, within the limits of Chilean banking regulations and our internal risk management policies.  Subject to these constraints, we may from time to time take mismatched positions as to interest rates or, in certain limited circumstances, foreign currencies when justified, in our view, by market conditions and prospects, and subject to our asset and liability management policies.  Our board of directors determines our asset and liability policies.  See Note 43 to our audited consolidated financial statements as of and for the year ended December 31, 2018 appearing elsewhere in this annual report.

Funding

The following table sets forth our average daily balance of liabilities for the years ended December 31, 2016, 2017 and 2018 in each case together with the related average nominal interest rates paid thereon:

	Year Ended December 31,
	2016				2017				2018
	Average Balance		% of Total Liabilities	Average Nominal Rate	Average Balance		% of Total Liabilities	Average Nominal Rate	Average Balance		% of Total Liabilities	Average Nominal Rate
	(in millions of CH$, except percentages)
IFRS:
Current accounts and demand deposits	Ch$	7,661,618	27.6%	—%	Ch$	8,174,198	28.7%	—%	Ch$	8,910,601	29.1%	—%
Savings accounts and time deposits	10,535,576		38.0	3.40	10,323,872		36.3	3.46	10,504,594		34.3	2.73
Borrowings from financial institutions	1,220,472		4.4	1.11	1,154,331		4.1	1.67	1,190,348		3.9	2.46
Debt issued	6,063,843		21.9	5.11	6,484,993		22.8	4.14	7,003,261		22.9	5.03
Other financial obligations	165,521		0.6	1.42	141,832		0.5	1.33	148,260		0.5	1.47
Other interest bearing liabilities	192,768		0.7	3.23	198,142		0.7	2.62	365,305		1.2	2.44
Other non-interest bearing liabilities	1,890,189		6.8	—	1,985,630		6.9	—	2,506,897		8.1	—
Total liabilities	Ch$	27,729,987	100.0%		Ch$	28,462,998	100.0%		Ch$	30,629,266	100.0%

Our most important sources of funding are customer deposits, which primarily consist of peso-denominated, non-interest bearing current accounts and demand deposits and both Chilean Peso and UF-denominated interest bearing time deposits and savings accounts.  Current accounts and demand deposits represented 27.6%, 28.7% and 29.1% of our average total liabilities in 2016, 2017 and 2018, respectively.  These kinds of liabilities are our least-cost source of funding.  On the other hand, savings accounts, time deposit and debt issued represented 59.9%, 59.1% and 57.2% of our average liabilities in 2016, 2017 and 2018, respectively.

Capital Expenditures

For information on our capital expenditures, see “Item 4.  Information on the Company—History and Development of the Bank—Capital Expenditures.”

RECENT DEVELOPMENTS

On January 28, 2019 we announced the execution of a 15-year agreement whereby Chubb Seguros Chile S.A. and Chubb Seguros de Vida S.A., Chilean-based subsidiaries of Chubb Limited, were granted the right to distribute a broad range of life and non-life insurance products, intermediated by Banchile Corredores de Seguros (our insurance brokerage subsidiary), through our distribution branches and a variety of digital and direct marketing channels. This agreement is part of our emphasis on strengthening our bancassurance business by making use of our distribution capabilities while providing our customers with competitive, innovative and high-quality insurance products to satisfy the increasingly sophisticated coverage needs of our clients. The agreement is subject to approvals of local regulators and relevant antitrust authorities, which are currently in progress.

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

•                  In this regard, unfavorable developments on the U.S.-Chinese “trade-war” or the withdrawal of the United Kingdom from the European Union could negatively affect global economic growth and adversely impact Chilean economic growth as a result of external forces affecting copper prices, the growth trends of Chile’s main trade partners or global trade. Any impact on the local economy would certainly affect the dynamics of the banking industry.

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

In addition, the recent international trend of improved protection of consumers’ financial rights has become increasingly significant in Chile. If this trend leads to several and/or dramatic changes in the Chilean financial regulation, the banking industry could be adversely affected and, therefore, we could experience a negative impact on our future operating results.

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

We provide customers with off balance sheet credit support through loan commitments.  Such commitments are agreements to lend to a customer at a future date, subject to compliance with contractual terms.  Since substantial portions of these commitments are expected to expire without us having to make any loans, total commitment amounts do not necessarily represent our actual future cash requirements.  The amounts of these loan commitments were Ch$ $7,240,406 million as of December 31, 2017 and Ch$7,769,325 million as of December 31, 2018.  See Note 28 to our audited consolidated financial statements as of and for the year ended December 31, 2018 appearing elsewhere in this annual report.  The amounts of subscribed leasing contracts were Ch$154,198 million as of December 31, 2017 and Ch$121,489 million as of December 31, 2018.

Interest rate and cross-currency swaps, which are entered into in order to hedge our foreign investment portfolio, are recorded at their estimated fair market values.  See Note 10 to our audited consolidated financial statements as of and for the year ended December 31, 2018 appearing elsewhere in this annual report.

The credit risk of both on and off-balance sheet financial instruments depends on many factors, including the value of collateral held and other security arrangements. To mitigate credit risk, we generally determine the need for specific covenant, guarantee and collateral requirements on a case-by-case basis, depending on the nature of the financial instrument and the customer’s creditworthiness.  The amount and type of collateral held to reduce credit risk varies, but may include real estate, machinery, equipment, inventory and accounts receivable, as well as cash on deposit, stocks, bonds and other marketable securities that are generally held in our possession or at another appropriate custodian or depository.  This collateral is valued and inspected on a regular basis to ensure both its existence and adequacy.  Additional collateral is requested when appropriate.  For further information, see Note 28(a) to our audited consolidated financial statements as of and for the year ended December 31, 2018 appearing elsewhere in this annual report.

Financial Guarantees

The following is a summary of the nominal value of instruments that are considered financial guarantees and which are accounted for in off-balance sheet accounts:

As of December 31, 2018
(in millions of Ch$)
Performance bonds	2,232,682
Foreign office guarantees and standby letters of credit	341,676
Total	2,574,358

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

As of December 31, 2018, the expiration of guarantees per period was as follows:

	Due within 1 year		Due after 1 year but within 3 years		Due after 3 years but within 5 years		Due after 5 years		Total
	(in millions of Ch$)
Performance bonds	Ch$	1,537,447	Ch$	574,650	Ch$	96,841	Ch$	23,744	Ch$	2,232,682
Foreign office guarantees and standby letters of credit	318,917		18,704		3,708		347		341,676
Total	Ch$	1,856,364	Ch$	593,354	Ch$	100,549	Ch$	24,091	Ch$	2,574,358

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following tables set forth our contractual obligations and commercial commitments by residual maturity.  As of December 31, 2018, the scheduled maturities of our contractual obligations, including accrued interest, were as follows:

	Due within 1 year		Due after 1 year but within 3 years		Due after 3 years but within 5 years		Due after 5 years		Total		Estimated Interest Payment
	(in millions of constant Ch$ as of December 31, 2018)
IFRS:
Contractual Obligations
Currents accounts and other demand deposits	Ch$	9,584,488	—		—		—		Ch$	9,584,488
Transaction in the course of payment	44,436		—		—		—		44,436
Saving accounts and time deposits	10,065,943		589,480		619		132		10,656,174
Bonds issued
Mortgage finance bonds	6,652		5,910		2,578		1,228		16,368		3,394
Bonds	1,004,761		844,692		1,505,660		3,237,307		6,592,420		907,085
Commercial Bonds	180,570		—		—		—		180,570		24,846
Subordinated Bonds	51,376		41,122		27,906		565,790		686,194		356,569

Hedged Instrument
Inflows
Corporate Bond EUR	(1,338)		(2,675)		(2,675)		(87,097)		(93,785)
Corporate Bond HKD	(66,378)		(21,601)		(83,608)		(263,206)		(434,793)
Corporate Bond CHF	(215,249)		(1,450)		(82,552)		(106,050)		(405,301)
Corporate Bond USD	(1,476)		(2,952)		(2,952)		(42,060)		(49,440)
Obligation USD	(50,357)		(105,622)		—		—		(155,979)
Corporate Bond JPY	(50,434)		(33,487)		(32,882)		(71,830)		(188,633)
Outflows
Cross currency swap EUR	1,338		2,675		2,675		87,097		93,785
Cross currency swap HKD	66,378		21,601		83,608		263,206		434,793
Cross currency swap CHF	215,249		1,450		82,552		106,050		405,301
Cross currency swap USD	1,476		2,952		2,952		42,060		49,440
Cross currency swap USD	50,357		105,622		—		—		155,979
Cross currency swap JPY	50,434		33,487		32,882		71,830		188,633

Borrowings from financial institutions	1,437,462		79,297		—		—		1,516,759
Other obligations	111,023		5,556		1,307		128		118,014
Lease contracts	32,335		46,143		28,730		26,697		133,905
Services contracts	11,112		3,787		2		—		14,902
Investments sold under agreements to repurchase	303,820		—		—		—		303,820
Total	Ch$	22,833,978	Ch$	1,615,987	Ch$	1,566,802	Ch$	3,831,282	Ch$	29,848,050	Ch$	1,291,894

For more information, see Note 10(c)  to our Consolidated Financial Statements.

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

Our current directors are as follows:

Director	Position	Committee Memberships	Age
Pablo Granifo L	Chairman	8	60
Andrónico Luksic C	Vice Chairman	1	65
Álvaro Jaramillo Escallon	Vice Chairman	4	54
Alfredo Ergas S	Director	4	52
Andrés Ergas H	Director	2	52
Jean Paul Luksic F	Director	1	54
Julio Figueroa	Director	1	47
Samuel Libnic	Director	1	53
Gonzalo Menéndez D	Director	5	70
Francisco Pérez M	Director	4	61
Jaime Estévez V	Director	4	72
Rodrigo Manubens M	Alternate Director	1	60
Thomas Fürst F	Alternate Director	1	88

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

Álvaro Jaramillo E. has been a member of our board of director and vice chairman since January 2018 and permanently appointed by the ordinary shareholder’s meeting held in March 2018. Mr. Jaramillo is currently Citi Country Officer (CCO) for Colombia and has been Regional Head for Latin America North since January 2017. Previously he was Regional Head for Central America and the Caribbean Countries with 14 countries under his responsibility. Prior to this role Mr. Jaramillo was Regional Treasurer and Chief Administrative Officer for LATAM. Mr. Jaramillo started his career with Citi Colombia in 1990 as Head of Fixed Income Trading, then as Head of Fiduciary and ultimately becoming Country Treasurer.  In 1996, he moved to Puerto Rico as Country Treasurer and Regional Treasurer for the Latam Foreign Currency activities.  In 2000 he was appointed Head of the Corporate Bank and then CCO in 2001.  He also worked in Central America as Head of ICG after the acquisitions that Citi made in the region in 2007, after this role he became CCO for El Salvador being responsible for the Banking, Insurance and Pension Fund activities. Mr. Jaramillo holds a degree in business administration from the Colegio de Estudios Superiores de Administración in Bogota.

Alfredo Ergas S. has been a member of our board of directors since March 2017. Mr. Ergas is an independent director and was elected with the vote of the administrators of the Chilean pension funds. He also represents the Canada Pension Plan Investment Board (“CPPIB”) in various corporations besides advising the Corso Group. Mr. Ergas is a member of the board of directors of Transportadora de Gas del Perú S.A. (Peru), Grupo Costanera SpA, Transelec S.A., Sociedad Concesionaria Autopista Nueva Vespucio Sur S.A., and Sociedad Concesionaria Costanera Norte S.A.. He chairs the board directors of non-profits, Corporation InBest, the Advisory Committee of the Treasury and of the Faculty of Business and Economics of the Universidad de Chile. Previously he acted as the regional chief financial officer of Enersis, where he also served in business development and as controller. He was the chief financial officer of Endesa Chile and Smartcom, a telecommunications subsidiary of Endesa Spain. He has also been head of the money market desk of Santiago S.A. Corredores de Bolsa. Mr. Ergas was named in 2006 as the “Best Business Administrator of Universidad de Chile” and selected by his market peers as “CFO of the Year” in 2010 in Revista Capital. He was also named “One of the best Chilean CFO’s Related to Investors 2012” by Lira. Mr. Ergas is a part-time professor of finance at Universidad Chile. Mr. Ergas holds a degree in business administration from Universidad de Chile and an MBA from Trium Global Executive, jointly issued by New York University, the London School of Economics and Political Science and the HEC Paris School of Management.

Andrés Ergas H. was appointed member of our board of directors in 2017. Previously, he was an advisor to the board of directors since August 2014 until his appointment as director. Currently, he is chairman of the board of Nomads of the Seas and a member of the board of directors of Southwest Investment, Ever, Inersa 1 and Shmates. Previously, he was chairman and chief executive officer of Banco HNS, chairman of the board of directors of Compañía General de Leasing and vice chairman of Factoring Finersa. He has also served on the boards of Banco de A. Edwards, Hotel Plaza San Francisco Kempinsky, BMW Chile, Harley Davidson Santiago, Inmobiliaria Paidahue, Mitsubishi Motors and Dina Trucks Co. Mr. Ergas holds a degree in business administration from the Universidad Diego Portales.

Julio Figueroa. has been member of our board of directors since December 27, 2018. He is chief executive officer at Citi Argentina & Southern Cone (Argentina, Uruguay, Paraguay) based in Buenos Aires, Argentina. In addition to this role, he is also Head of Corporate & Investment Banking (CIB) for the Southern Cone. Mr. Figueroa joined Citi in Buenos Aires in 1994 in CIB after working for IBM Argentina in the finance division. Since then, he held several roles in CIB Argentina (1994-2001) as a senior banker covering Argentine clients in different industries. He moved to Citi Latin America Regional Office in Miami, USA, in 2001 as a senior corporate finance transactor in CIB, covering corporate clients in Latin America, and to Citi New York, United States, in 2004 as managing director responsible for Financial Sponsors & Private Equity Clients for CIB Latin America. In 2010 Mr. Figueroa returned to Buenos Aires as CIB Head for Citi Argentina, a position he held until May 2014, when he was appointed chief executive officer for Citi Peru and Vice President of the board of directors of Citibank del Peru S.A., responsible for the wholesale and the consumer businesses. In November 2015, Mr. Figueroa was named chief executive officer for Citi in Argentina, where he led a significant transformation of the franchise, both in the wholesale and consumer businesses. In January 2017, in addition to his role as chief executive officer of Citi Argentina, he became head of Southern Cone (Argentina, Uruguay and Paraguay) and CIB Head for Southern Cone. Mr. Figueroa received his MBA finance degree from the CEMA University in Buenos Aires, a B.A. in business administration and a BA in accounting, both from Universidad Católica Argentina (U.C.A.) in Buenos Aires. He is a member of the board of Cámara de Comercio de los Estados Unidos de América en Argentina (AmCham) and Asociación de Bancos Argentinos (ABA), as well as Member of Asociación Empresaria Argentina (AEA), Consejo Empresarial de América Latina (CEAL) in Argentina, Young President Organization (YPO) in Argentina, and Instituto para el Desarrollo Empresarial en Argentina (IDEA).

Jean Paul Luksic F. was appointed member of our board of directors in April 2013 and was re-elected in 2017.  Mr. Luksic is vice chairman of Quiñenco S.A. and Sociedad Matriz SAAM S.A. Mr. Luksic is also chairman of the board of directors of Antofagasta plc, a position he has held since 2004.  Mr. Luksic was appointed to the board of directors of Antofagasta plc in 1990 and was the chief executive officer of Antofagasta Minerals until his appointment as chairman of Antofagasta plc in 2004.  He is also director of the board of Antofagasta Minerals, as well as member of the Consejo Minero, the industry body representing the largest mining companies in Chile. Mr. Luksic holds a B.Sc. degree in management and science from the London School of Economics and Political Science. Jean Paul Luksic is the brother of Andrónico Luksic.

Samuel Libnic has been member of our board of directors since April 2015 and was re-elected in 2017.  He has been the general counsel for Citigroup Inc.’s operations in Latin America since 2007.  In April 2010, he became a member of Citigroup Inc.’s Legal Management Committee and in January 2012 was appointed to the Office of Vice President by the board of directors of Citibank, N.A.  In September 2013 the legal department of Banamex, Citigroup Inc.’s Mexican banking subsidiary, also began reporting to Mr. Libnic.  Mr. Libnic’s current responsibilities include overseeing legal coverage for all Citibank’s products and businesses throughout Latin America and Mexico.  Prior to becoming general counsel for the Latin America region, Mr. Libnic held a number of positions since joining the company in 1996 as general counsel of the Global Corporate and Investment Bank for Citibank Mexico, Grupo Financiero Citibank.  In 2001, he was named deputy general counsel for Latin America, a position he held until he assumed his current role.  From November 2010 until June 2013, Mr. Libnic also acted as head of the Legal Department for Citi Brazil (in additional to his regional role).  Before joining Citigroup Inc., Mr. Libnic worked at Shearman & Sterling LLP in New York and with Basham, Ringe and Correa in Mexico.  He holds a law degree with honors from the Anahuac University in Mexico, as well as an L.L.M. from Georgetown Law School, and is licensed to practice law in both Mexico and New York.

Gonzalo Menéndez D. has been a member of our board of directors since 2001 and was re-elected in 2017.  He is also the chairman of Inversiones Vita S.A., and a member of the board of directors of several other companies, including Banchile Asesoría Financiera S.A., Banchile Seguros de Vida S.A., Quiñenco S.A., Compañía Sudamericana de Vapores S.A., Inmobiliaria e Inversiones Río Claro S.A., Empresa Nacional de Energía ENEX S.A. and since 2017, also a member of the board of SegChile Seguros Generales S.A. He is also vice chairman of Fundación Andrónico Luksic A. and Fundación Educacional Luksic. Since 1990, he has been a member of the board of directors of Banco Latinoamericano de Comercio Exterior S.A., Bladex, being chairman of the board from 1995 to 1998 and since 2001 until the present. Mr. Menéndez served as chief executive officer of Antofagasta plc, listed on the London Stock Exchange and has served as a member of its board since 1985. He also served as member of the Superior Council of the Universidad de Antofagasta, and member of the board of Centro de Estudios Públicos CEP (non-profit Chilean educational foundation) and Council of the Fundación Corporación de Ayuda al Niño Limitado COANIL. Mr. Menéndez was a professor in the Faculty of Economics and Graduate Program of Universidad de Chile. Mr. Menéndez was distinguished in 2008 by the Faculty of Economics and Business of Universidad de Chile, as the most outstanding graduate and was also awarded the prize Excelencia 90 as the most distinguished businessman of the year in Chile by AméricaEconomía magazine in 1990. He holds a degree in business administration and accounting, with honors, from the Universidad de Chile.

Francisco Pérez M. has been a member of our board of directors since 2001 and was re-elected in 2017.  Since 1998, Mr. Perez has also served as the chief executive officer of Quiñenco S.A.  Mr. Pérez is also chairman of the board of directors of Compañía Sud Americana de Vapores S.A., Empresa Nacional de Energía Enex S.A.,  Invexans S.A., Hidrosur S.A. and Tech Pack S.A. He was formerly the chief executive officer of Compañía Cervecerías Unidas S.A., of which he is still a director.  Mr. Perez is a member of the board of directors of LQ Inversiones Financieras S.A., Sociedad Matriz Banco De Chile S.A., Sociedad Administradora de la Obligación Subordinada SAOS S.A., Embotelladoras Chilenas Unidas S.A., Cía. Cervecerías Unidas Argentina S.A., Cía. Pisquera de Chile S.A., Cervecera CCU Chile Limitada, Viña San Pedro Tarapacá S.A., Inversiones y Rentas S.A., Nexans (France), Sociedad Matriz SAAM S.A., , Hapag-Lloyd A.G. (Germany) and member of the executive committee of Banchile Corredores de Seguros Limitada.  Prior to 1991, Mr. Perez was chief executive officer of Citicorp Chile and also was vice president of Bankers Trust in Chile.  Mr. Perez holds a degree in business administration from the Pontificia Universidad Católica de Chile and an MBA from the University of Chicago.

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

Thomas G. Fürst has been a member of our board of directors since 2004 and was re-elected in 2017.  Previously, Mr. Fürst was the vice chairman of the board of directors of Compañía Cervecerías Unidas S.A. and a member of the board of directors of several other companies, including Embotelladoras Chilenas Unidas S.A., Viña Dassault-San Pedro S.A., Southern Breweries Establishment, CCU Argentina S.A. and Compañía Industrial Cerveceria S.A. (CICSA).  Mr. Fürst was a founder and member of the board of directors of Parque Arauco.  In addition, he was a founder and member of the board of directors of Plaza S.A., owner of 17 shopping centers in Chile, four in Peru, two in Colombia and another two are under construction. Grupo Plaza is the second largest chain of malls in Latin America.  Mr. Fürst holds a degree in civil construction from the Pontificia Universidad Católica de Chile.

Senior Management

Our current executive officers are as follows:

Executive Officers	Position	Age
Eduardo Ebensperger O.	Chief Executive Officer	53
Rolando Arias S.	Chief Financial Officer	54
Nelson Rojas P.	General Legal Counsel and Secretary of the Board	65
Cristián Lagos C.	Manager — People and Organization Division	53
Joaquín Contardo S.	Manager — Commercial Division	58
Felipe Echaiz B.	Manager — Global Compliance Division	51
José Miguel Quintana M.	Manager — Corporate Banking Division	57
Oscar Mehech C.	Manager — Internal Audit Division	54
Juan Palacios G.	Manager — Global Risk Control Division	41
Paola Alam Auad	Manager — Wholesale Credit Risk Division	56
Julio Cubillo Navarro	Manager — Retail Credit Risk Division	43
Juan Carlos Álvarez M.	Manager — Marketing and Customer Division	39
Esteban Kemp De La Hoz	Manager — Operations and Technology Division	39
Salvador Danel H.	Manager — Cyber Security Division	45

Eduardo Ebensperger O. has been our chief executive officer since May 2016.  He has held several positions at Banco de Chile including manager of the Commercial Division from 2014 to 2016, manager of the Wholesale, Large Companies and Real Estate Division between 2008 and 2014 and manager of the Large Companies Division between 2005 and 2007.  He was the chief executive officer of Banchile Factoring S.A. from 2002 until 2005. Mr. Ebensperger joined Banco de A. Edwards in 1989, where he was appointed as regional branch manager in 1997 and later was the manager of the Medium Sized Companies Division until 2001.  Currently, he is member of the boards of directors of Banchile Asesoría Financiera S.A., Banchile Securitizadora S.A., Banchile Administradora General de Fondos S.A., Banchile Corredores de Seguros Limitada and Socofin S.A. Mr. Ebensperger holds a degree in business administration from the Universidad de Chile.

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

Cristián Lagos C. has been our People and Organization Division manager since May 2012. From 2008 to March 2012 he was the Corporate Human Resources and Reputational manager of Compañía General de Electricidad S.A. He was the Human Resources manager of Chilesat S.A. and corporate manager of Telmex S.A after those two companies merged. Previously, he was the Planning and Human Resources Division manager at Banco Sudaméricano, and later Scotiabank following the merger of these two banks. Currently, he is also member of the board of directors of Guillermo Subercaseaux Banking Studies Institute. Mr. Lagos holds a degree in psychology from the Universidad Diego Portales.

Joaquin Contardo S. has been manager of our Commercial Division since December 2017. Previously, since 2016, he was manager of our people and branches division. He joined Banco Edwards in 1985 (prior to its merger with Banco de Chile) and since then has held several senior roles in the personal banking and large companies commercial divisions, such as Branch Affairs manager from December 2014 until April 2016, Real Estate Area manager between March 2012 and November 2014, Marketing and Products for Companies between 2009 and 2012 and Large Companies Area manager between January 2008 and November 2009. Additionally, Mr. Contardo is on the board of directors of Banchile Administradora General de Fondos S.A., Socofin S.A. and the executive committee of Banchile Corredores de Seguros Limitada. Mr. Contardo graduated from the accountancy school of the Universidad de Santiago de Chile and holds a master in marketing and commercial management from Escuela Superior de Estudios de Marketing, Madrid (Spain).

Felipe Echaiz B. has been manager of our Global Compliance Division since January 2008. Mr. Echaiz worked for Citibank for ten years. Between 2004 and 2005 he was vice-president and Multinationals Cluster Group Head, and then serve as country compliance officer for Citigroup Chile between 2006 and 2007. In 2003 Mr. Echaiz was deputy director of the Anti-Money Laundering and Organized Crime Unit at the Public Prosecutor’s Office. At present, Mr. Echaiz is chairman of the Compliance Committee of the Chilean Association of Banks. Mr. Echaiz is an attorney and holds a law degree from the Pontificia Universidad Católica de Chile and holds a master degree in finance and economics from the Universidad de Chile.

José Miguel Quintana M. has been in charge of our Corporate Banking Division since March 2016. This Division covers all segments of the corporate-wholesale clients as well as all product areas that support such clients, among others, including treasury, transaction banking and investment banking. Between April 2015 and March 2016, he was named Corporate and Commercial Banking deputy manager at Banco de Chile. From 2008 until 2013, he was responsible for the Multinationals Area of the Corporate Banking Division. Mr. Quintana joined Citibank Chile in 1985, serving in several positions across different areas, among others, Operations, Corporate Banking, Sales and Trading, Audit and Risk Management in Chile and in the United States. In 2013, he was appointed Citibank Latin America’s head of Commercial Banking based in Miami, where he served until 2015. Mr. Quintana is a member of the board of directors of Banchile Securitizadora S.A. and Banchile Asesoría Financiera S.A. He holds a degree in business administration from the Universidad Adolfo Ibáñez.

Oscar Mehech C. has been manager of our Internal Audit Division since July 2008. Before that, he was our Regulatory Policies Division manager in 2008, Global Compliance Division manager from 2006 until 2007 and deputy general counsel between 2004 and 2006. Prior to joining the Bank in 2002, he was deputy general counsel at Banco de A. Edwards, an institution that he joined in 1991. Mr. Mehech is also the vice chairman of the surveillance committee at Depósito Central de Valores S.A. He holds a law degree from Universidad de Chile and an MBA from Pontificia Universidad Católica de Chile.

Juan Palacios G. resumed his position as our Global Risk Control Division manager in August 2018. Before that, he was acting manager of our Corporate Credit Risk Division between March 2018 and August 2018. Prior to that, he was manager of the Global Risk Control Division since December 2017, and manager of the Operational Risk and Control Division since June 2016. Prior to that, he was an advisory partner at EY Chile (Ernst & Young Chile) for the financial industry. Prior to this he was head of strategy, risk, human resources and organization and global control at Caja Rural del Sur, Spain. He began his career at Ernst & Young in Madrid reaching the position of Director of Business Risk Services. Mr. Palacios holds a degree in economics from Universidad de Granada (Spain), an MBA from Escuela de Negocios de Andalucía (Spain) and he completed the Programa de Alta Dirección Empresas at IESE Business School, the graduate business school of the Universidad de Navarra (Spain).

Paola Alam A. has been manager of our Wholesale Credit Risk Division since September 2018. Before, she served as the acting Corporate Credit Risk Division Manager since August 2018. Previously, since 2006, she was manager of Banco de Chile’s Business Risk Area. Mrs. Alam initially joined the Risk Area of Banco de A. Edwards in 1994, where she served in several positions. She has experience in risk taking in all sectors from SME to corporations, and in the last few years she has served in charge of the Large Companies Area. Previously, she worked at Price Waterhouse. Mrs. Alam holds a degree in business administration from Universidad de Santiago de Chile.

Julio César Cubillo N. has been manager of our Retail Credit Risk Division since October 2018. Previously, between May 2017 and July 2018, he was head of Credit Risk at BBVA Chile. Likewise, Mr. Cubillo was Global Head of Credit Risk for Consumer Finance line of business at BBVA Holding (Spain) and before that he was Global Head of Retail Credit Risk Tools at BBVA Holding (Spain), in which he continued serving between years 2011 and 2017. He started his career at Bankinter in Madrid developing several functions in the risk areas and segments during 11 years. Currently, he also is member of the board of directors of Socofin S.A. Mr. Cubillo is an economist from the Universidad Carlos III de Madrid (Spain), having also completed an executive development program at IESE Business School (Spain).

Juan Carlos Álvarez M. has been manager of our Marketing and Customer Division since December 2017. Prior to that, from 2013 to 2017, he was manager of business development and business intelligence. Mr. Álvarez joined Banco de Chile in November 2013, after establishing his career in Spain. He started his career as a consultant at Indra. In 2007 he joined the Santander Group at Banesto where he became the commercial intelligence and CRM manager. In 2012 he joined the Retail Banking division at Santander Spain in the same position. Mr. Álvarez is a telecommunication engineer from the Universidad Carlos III de Madrid (Spain) and holds a Masters in decision engineering from the Universidad Rey Juan Carlos I de Madrid (Spain), having also completed an executive development program at IESE Business School (Spain).

Esteban Kemp D. has been manager of our Operations and Technology Division since August 2018. Before, he served as our acting manager of our Global Risk Control Division in March 2018. Prior to that, he had been the manager of the operational risk area since 2016. Mr. Kemp joined Banco de Chile in July 2016, after serving as senior manager at EY Chile. He had his first managerial position as a manager at Everis, in 2011. Mr. Kemp holds a civil engineer degree in computer science from the Universidad Austral de Chile and holds an MBA from the Universidad Adolfo Ibáñez.

Salvador Danel H. has been manager of our Cybersecurity Division since January 2019. During 2016 he was Cybersecurity Architect at Microsoft, responsible as a cybersecurity advisor for various organizations, cybersecurity assessments, compromise recovery activities and cloud planning. During 2015 he was Senior Security Manager at Accenture, responsible for the evaluation, planning and implementation of plans and processes related to cybersecurity for several industries. Between 2008 and 2014 he held the position of Senior Manager of Enterprise Risk Services at Deloitte, responsible for various areas, including, among others, cybersecurity practices to improve technology solutions, consulting services and business management, cybersecurity projects, define and develop the corporate cybersecurity strategy. In addition, Mr. Danel is co-founder of Secure Information Technologies Consulting, responsible for, among other, defining the processes of the cybersecurity business (risk, threat and vulnerability management, incident management, hardening of infrastructure, forensic analysis, data classification, destruction of data and others), and IT and security assessment. Mr. Danel holds a bachelor’s degree in Information Technology Engineering from the Anahuac University (Mexico).

COMPENSATION

The table below presents the amount of compensation, as established by our shareholders, to the members of our board of directors for the year ended December 31, 2018.  These amounts include remuneration for services, fees for attendance at meetings of our board of directors, meetings of committees of our board of directors and meetings of board of directors of our subsidiaries, consulting services and travel expenses.

Name of Director	Remuneration		Fees for Attending Meetings of our Board of Directors	Fees for Attending Meetings of Committees of our Board of Directors and Meetings of the Board of Directors of our Subsidiaries(1)	Consulting	Total
	(in millions of Ch$)
Pablo Granifo Lavín	569	(2)	56	374	—	999
Andrónico Luksic Craig	176		10	—	—	186
Alvaro Jaramillo Escallon	—		—	—	—	—
Jane Fraser	—		—	—	—	—
Gonzalo Menéndez Duque	59		27	119	—	205
Jaime Estévez Valencia	59		29	134	—	222
Rodrigo Manubens Moltedo	59		28	54	—	141
Francisco Pérez Mackenna	59		20	58	—	137
Thomas Fürst Freiwirth	59		21	42	—	122
Jean-Paul Luksic Fontbona	59		11	—	—	70
Alfredo Ergas Segal	59		27	71	—	157
Andrés Ergas Heymann	59		27	70	—	156
Juan Enrique Pino Visinteiner	—		—	—	—	—
Samuel Libnic	—		—	—	—	—
Julio Figueroa	—		—	—	—	—
Other subsidiary directors	—		—	116	—	116
Total	1,217		256	1,038	—	2,511

(1)         Includes fees paid to members of the Advisory Committee of Banchile Corredores de Seguros Ltda. of Ch$12 million.

(2)         Includes a provision of Ch$391 million, to account for an incentive which will be paid depending on the Bank’s results.

For the year ended December 31, 2018 fees paid for advisory services to the board of directors were Ch$206 million, while travel and other related expenses amounted to Ch$92 million.

Consistent with Chilean law, we do not disclose to our shareholders, or otherwise make public, information regarding the compensation of our executive officers.  For the year ended December 31, 2018, the aggregate amount of compensation paid to our executive officers, including the executive officers of our subsidiaries, was Ch$8,439 million. Pursuant to the Chilean Corporations Law, our directors/audit committee must approve compensation plans, but we are not required to have a compensation committee.  For the year ended December 31, 2018, no amounts were set aside or accrued by us to provide pension, retirement or similar benefits for our directors and officers.  None of our directors is a party to any agreement with us or any of our subsidiaries that provides for benefits upon termination of his appointment as a director.

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

Our directors/audit committee is composed of three members appointed by the board of directors.  The directors/audit committee is currently composed of the following individuals:

•                  Jaime Estévez V. (financial expert);

•                  Alfredo Ergas S.; and

•                  Alvaro Jaramillo E.

Mr. Estevez was appointed as member of the directors/audit committee by our board of directors at the meeting held on April 12, 2007.  Mr. Jaramillo was appointed to the directors/audit committee by our board of directors at the meeting held on December 27, 2018. Mr. Ergas was appointed to the directors/audit committee by our board of directors at the meeting held on March 23, 2017. Messrs. Estevez and Ergas satisfy the independence requirements of both Chilean law and Rule 10A-3 under the Exchange Act and are full voting members of our directors/audit committee.

Mr. Alvaro Jaramillo is exempt from the independence requirements of Rule 10A-3 of the Exchange Act pursuant to the exemption under Rule 10A-3(b)(1)(iv)(D). Pursuant to that exemption, Mr. Jaramillo is a non-voting member of our directors/audit committee with respect to all matters required to be addressed by our directors/audit committee under U.S. federal securities laws.

The directors/audit committee met 16 times during 2018.  The budget of the directors/audit committee is approved annually at the ordinary annual shareholders’ meeting.  The directors/audit committee satisfies the applicable requirements of the SBIF and operates pursuant to a charter document.  The SBIF recommends that at least one of the members of the directors/audit committee be experienced with respect to the accounting procedures and financial aspects of banking operations.  The directors/audit committee submits a report regarding its activities to our board of directors after each directors/audit committee meeting and presents an annual report at our ordinary annual shareholder’s meeting.  As established in the directors/audit committee’s charter, the chief executive officer, the general counsel and the manager of our Internal Audit Division, or their respective deputies, shall also attend the directors/audit committee meetings.  The directors/audit committee may also invite other persons to attend meetings.

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

•                  Supervising the activities of our Internal Audit Division and ensuring its independence from management;

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

•                  Analyzing the annual performance self-evaluation process;

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

The portfolio risk committee meets on a monthly basis and is composed of the chairman of our board of directors, two additional members of our board of directors, our chief executive officer; the manager of our Global Risk Control Division, the manager of our Wholesale Credit Risk Division, the manager of our Retail Credit Risk Division, the manager of our Commercial Division and the deputy manager of our Retail and Models Area.

Credit Committees

Our governance structure relating to our credit evaluation process is based on our business segments and on the total requested. All credit committees are represented by qualified members with sufficient authority over credit approval limits.

Credit decisions are mostly made by different credit committees, the highest of which, in terms of lending limits, is the board loan committee. The wholesale credit risk division and the retail credit risk division participate independently and autonomously, from the business divisions. The board loan committee meets on a weekly basis and reviews all transactions exceeding UF 750,000, as well as those transactions potential reputational risk for us, such as loans for education, not-for-profits entities, politically exposed persons (PEPs), etc. This committee is chaired by our Chairman and is comprised by all of our board members, board advisors, our chief executive officer and the manager of our wholesale credit risk division or the manager of our retail credit risk division, depending of the business’ segment requesting credit approval.

Additionally, for retail banking, we have loan committees that in exceptional cases review individual customers when they do not meet our customer profile policies, payment behavior requirements or maximum financing amounts.

Finance, International and Market Risk Committee

The main function of the finance, international and market risk committee is to (i) review and oversee our financial exposures, including the inherent market and liquidity risks in both trading (cash balance sheet on and off-balance sheet) and accrual portfolios, (ii) monitor adherence to the internal limits/triggers framework and compliance with standard regulatory guidelines. In addition, this committee also analyses foreign funding profile for trade transactions, guarantees, etc. and derivative transactions (credit exposures, tenors, risk mitigating mechanisms, clearing entities involved, etc.).

The finance, international and market risk committee meets on a monthly basis at a minimum. Its permanent members are the chairman of the board of directors, four other members of the board of directors, the chief executive officer, the manager of our Corporate Banking Division, the corporate treasurer, the manager of our Global Risk Division and the manager of the financial risk area.

The finance, international and market risk committee covers the following topics, among others:

•                  Development and continuous review of policies and procedures for market and liquidity risks, ensuring adequate application to the financial exposures of the bank and its affiliates;

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

•                  Review the liability profile, including long-term funding provided by foreign investors, and the main credit exposures generated by the derivatives portfolio.

Money Laundering and Financing of Terrorism Prevention Committee

The money laundering and financing of terrorism prevention committee was set up in April 2006 with the purpose of defining the policies and procedures that would comprise the asset laundering and financing of terrorism prevention system, as well as evaluating compliance and deciding on all matters related to these subjects.

This committee is composed of three board members, two of which must be independent. Additionally, the committee includes our chief executive officer, our general counsel and the chief executive officer of Banchile Administradora General de Fondos S.A., the manager of our Operations and Technology Division, the manager of our Internal Audit Division, the manager of our Global Compliance Division and the manager of our Anti Money Laundering Area as non-voting members.

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

•                  To approve the policies and procedures concerning money laundering and terrorism financing prevention;

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

•                  To consider activities developed to train staff in money laundering and terrorism financing prevention;

•                  To be informed and aware of technological and other types of projects relevant to the Global Compliance Division; and

•                  To inform our board of directors of regulatory changes related to the prevention of money laundering and financing of terrorism.

Upper Operational Risk Committee

Created in March 2014, the Upper Operational Risk Committee is responsible for (i) approving our operational risk management model, ensuring the implementation of policies, rules, methodologies and associated procedures; (ii) approving plans and initiatives for the development of the operational risk management model and monitoring it; (iii) approving the acceptable levels of tolerance and appetite for operational risk and maintaining a permanent control over their compliance; (iv) tracking the main incidents and operational events, their root causes, impacts and corrective measures; (v) knowing about alerts coming from risk indicators and cybersecurity incidents and the different mitigation measures implemented by the Bank; (vi) ensuring the progress of the main action plans associated with incidents, events and operational risk assessments; (vii)  knowing the level of our exposure to operational risk and the main risks to which it is exposed; (viii) understanding the main strategies to mitigate our most significant operational risks, whether they have materialized or not, and following up on the implementation of these strategies; (ix) ensuring the long term solvency of the organization by avoiding those risk factors that may jeopardize the continuity of the Bank; (x) ensuring that the policies of operational risk, information security, business continuity and outsourcing services are aligned with the objectives and strategies of the Bank; (xi) determining the development of new products and services, process changes or outsourcing, in those cases of greater complexity or impact; and (xii) informing our board of directors about the comprehensive operational risk management model and level exposure for the Bank´s operational risk, the main risks, events and action plans in this respect.

This committee is composed of the chairman of our board of directors, two additional members of our board of directors, our chief executive officer, our general counsel, the manager of our Global Risk Control Division, the manager of our Operations and Technology Division, the manager of our Cybersecurity Division and the manager of our Commercial Division.

Leasing Committee

The main function of the Leasing Committee is to review the monthly evolution and results of our Leasing Area by means of a report that consolidates the management of the business divisions of the Bank.

This committee includes the chairman of our board of directors, one member of our board of directors, our chief executive officer, the manager of our Commercial Division, the manager of the Corporate Client Area and the manager of the Leasing Area.

Factoring Committee

The Factoring Committee was set up in 2013, after the merger of Banchile Factoring S.A. with us.  Its purpose is to analyze the evolution and results of our Factoring Area in terms of volume, prices, margins, provisions and expenses and analyze the factoring product for each business area of the Bank.

This committee is chaired by the chairman of our board of directors, one other member of our board of directors, our chief executive officer, the manager of our Commercial Division, the manager of the Large Companies, Factoring and Foreign Trade Area (Metropolitan Zone) and the manager of the Factoring Area.

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

This committee is composed of the chairman of our board of directors, one other member of our board of directors, our chief executive officer, the manager of our Commercial Division and the chief executive officer of Banchile Corredores de Seguros Ltda.

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

This committee resolves issues relating to our internal policies and analyzes our performance.  In this committee, numerous divisions exchange their points of view as to our business and prioritize joint initiatives.  Each year, this committee outlines the foundations for our annual plan.  After the individual annual plan for each business area is agreed upon by our chief executive officer and each division manager, under the coordination of our chief financial officer, the overall plan is submitted to our board of directors for approval.  This committee also reviews progress and budgets for approved plans on a regular basis.

Disclosure Committee

In May 2003, we established the disclosure committee to ensure accurate market disclosure of our and our subsidiaries’ consolidated financial information.  The members of the disclosure committee include our chief financial officer, our chief accountant, our chief legal counsel for international, financial and investment banking matters, the manager of our Global Risk Control Division, the manager of our Research and Planning Area, the manager of our Financial Control & Treasury Area and the manager of our Wholesale Risk Monitoring Area. The manager of our Internal Audit Division may participate in the Committee as well.

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

To meet these goals and promote a culture of ethical behavior, the ethics committee sets policies on ethics and ensures their compliance, develops training plans related to ethics in our business, and reinforces positive behavior among our staff.  The ethics committee also acts as a forum to address, discuss and resolve any conduct by our staff that is inconsistent with our values.  This committee is chaired by the manager of our People and Organization Division and includes our general counsel, the manager of our Internal Audit Division, the manager of our Global Compliance Division, the manager of our Commercial Division, and the manager of our Operational and Technology Division.

Operational Risk Committee

Created in 2009, the operational risk committee is responsible for (i) identifying our operational risk management model and ensuring the implementation of policies, rules, methodologies and associated procedures in connection therewith; (ii) validating the plans and initiatives for the development of the operational risk management model and monitoring them; (iii) approving the acceptable levels of tolerance and appetite for operational risk and maintaining a permanent control over their compliance; (iv) ensuring compliance with the current regulatory framework, in matters that are limited to operational risk; (v) ensuring the dissemination in the organization of the comprehensive operational risk  management model; (vi) ensuring that the units establish continuous improvement systems for the existing control structure; (vii) promoting a culture of operational risk at all levels of the bank, especially aimed at raising awareness of risks, assuming responsibility and integration in management; (viii) being cognizant about the main frauds, incidents and operational events, their root causes, impacts and corrective measures; (ix) knowing about alerts coming from risk indicators and cybersecurity incidents and the different mitigation measures implemented by the Bank; (x) ensuring the progress of the main action plans and mitigation initiatives associated with frauds, incidents, events or operational risk assessments; (xi) identifying and prioritizing the strategies to mitigate the main operational risks, whether they have materialized or not and following up on the implementation of said strategies; and (xii) ensuring the long term solvency of the organization by avoiding those risk factors that may jeopardize the Bank’s continuity.

This committee is chaired by the manager of our Global Risk Control Division, and includes our chief financial officer, our general counsel, the manager of our Operations and Technology Division, the manager of our Cybersecurity Division, the manager of our Operational Risk Area, the manager of our Technology and Infrastructure Area, the manager of our Operations Area and the manager of our Clients Area.

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

This committee is chaired by our chief executive officer, the manager of our Commercial Division, the manager of our Corporate Division,, the manager of our Operations and Technology Division, the manager of our Marketing and Customers Division and the manager of our Clients Area. The chairman of our board of directors and the manager of our Consumer Finance Area also attend and participate in the meetings as permanent attendants.

Subsidiaries Risk Committee

The Subsidiaries Risk Committee was created in 2017 and is responsible for managing and monitoring internal coherence in our subsidiaries’ operational, credit, liquidity and market risk compliance policies; establishing mechanisms for the identification, monitoring and measurement of those risks; and adopting the relevant corrective measures to be applied by our subsidiaries. Likewise, this committee must verify the adequacy of our subsidiaries’ policies related to these risks in relation to our own policies. The members of this committee are the manager of our Global Compliance Division, the manager of our Wholesale Credit Risk Division, the manager of our Global Risk Control Division, the deputy manager of our Global Risk Management Area, and the  deputy manager of our Market Risk Area.

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

•                  Fair Value Policy;

•                  Capital Management Policy;

•                  Compliance Program for Antitrust Regulation;

•                  Manual for Handling Information of Interest to the Market;

•                  PEPs Policy;

•                  Business Continuity (COB); and

•                  Citi Information Security Standards.

EMPLOYEES

The following table shows a breakdown of our full-time, permanent employees at the dates indicated:

	As of December 31,
	2016	2017	2018
Banco de Chile	11,199	11,368	11,350
Subsidiaries	3,412	2,655	2,481
Total	14,611	14,023	13,831

As of December 31, 2018, we had 13,831 employees (on a consolidated basis), of whom 9,876 (including Banco de Chile and subsidiaries) were unionized, representing 71.4% of the total employees of the Bank and its subsidiaries. As of the same date, all management positions were held by non-unionized employees.

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

In addition, during the first quarter of 2018, we renegotiated the collective bargaining agreement signed with the union associated with former employees of Citibank (before the merger between Citibank and Banco de Chile) and reached a three-year agreement expiring in December 2020. Also, it is worth mentioning that based on formerly signed contracts, during the second quarter of 2018 we renegotiated the collective bargaining agreement with the remaining unions representing the Bank’s employees, including Sindicato BAE and Federación de Sindicatos de Banco de Chile, which represent 33.3% and 20.1% of our employees (on a consolidated basis), respectively.

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

We have comprehensive personnel training and development programs that include internal courses on operational, technical and commercial matters, as well as participation in external seminars and conferences.  In 2018, the total cost of training programs was approximately 0.5% of our consolidated personnel expenses.  These expenses were associated with 1,081 training courses that were attended by 28,428 attendees. In addition, for the year ended December 31, 2018 the Bank granted 88 scholarships to staff members for specialization purposes.

We do not maintain any pension or retirement programs for the vast majority of our employees.  We do, however, pay certain long-serving key employees a severance payment upon retirement.  Although we have provided productivity bonuses to individual employees on a discretionary basis, we do not maintain a formal profit-sharing plan.

SHARE OWNERSHIP

Mr. Andronico Luksic and Mr. Jean Paul Luksic, members of our board of directors since March 2002 and April 2013, respectively, together with members of their family, control Quiñenco S.A. (“Quiñenco”).  As of April 18, 2019, Quiñenco directly and indirectly owns 50% of LQ Inversiones Financieras S.A. (“LQIF”), which in turns owns directly 27.18% of our outstanding shares and 0.29% through Inversiones LQ-SM Ltda. (“LQ-SM”).  Quiñenco also directly holds 0.11% of our total common stock.  Additionally, Quiñenco holds 51.15% of the voting rights in Banco de Chile (directly and indirectly through shares of Sociedad Matriz del Banco de Chile S.A. (“SM-Chile”) that are owned by LQIF and LQ-SM.  See “Item 7.  Major Shareholders and Related Party Transactions—Major Shareholders—footnote (3)”).

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

As of April 18, 2019, Citigroup is the owner of 50% of LQIF and Quiñenco, directly and indirectly, owns 50% of LQIF.  Regardless of any increase in participation by Citigroup, however, the framework agreement provides that Quiñenco will remain in control of LQIF and the corporations that are directly or indirectly controlled by LQIF.  Accordingly, Quiñenco will maintain the power to elect the majority of the directors of LQIF, SM-Chile and Banco de Chile.

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

In view of the cash dividend approved at our annual shareholders’ meeting held on March 28, 2019, SAOS will fully repay the Central Bank subordinated debt on April 30, 2019. See “Item 4. Information on the Company—History and Development of the Bank—The 1982-1983 Economic Crisis and the Central Bank Subordinated Debt.” As a consequence of such full payment, SM-Chile will be liquidated and its shareholders, LQ Inversiones Financieras S.A. and Inversiones LQ SM Ltda, will increase their direct shareholdings in our ordinary shares. Similarly, other shareholders of SM-Chile will become our direct shareholders, which will significantly increase the public float of our stock. As a result of the repayment and SM-Chile liquidation, SAOS will also be dissolved. For more information see “Item 7. Major Shareholders and Related Party Transactions—Ownership Structure.”

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

In November 1996, pursuant to Law No. 19,396, our shareholders approved a reorganization by which we were converted into a holding company named Sociedad Matriz del Banco de Chile S.A (“SM-Chile”). In turn, SM-Chile organized a new wholly owned banking subsidiary named Banco de Chile, to which the former contributed all of its assets and liabilities, other than the Central Bank subordinated debt. In addition, SM-Chile incorporated Sociedad Administradora de la Obligación Subordinada S.A. (“SAOS”), a wholly-owned subsidiary and special purpose legal vehicle created pursuant Law 19,396, whose only business purpose is to repay indebtedness to the Central Bank. In exchange for assuming the Central Bank debt, SAOS received from SM-Chile a certain portion of our shares as collateral, which as of April 20, 2019 represents 28.31% of our shares.  Pursuant to applicable law and the bylaws of both SAOS and SM-Chile, the economic rights of our shares held by SAOS belong to the Central Bank; however, their voting rights are exercised by the shareholders of SM-Chile at Banco de Chile’s shareholders’ meetings.

Currently, our major shareholder LQIF holds 51.15% (together with LQ-SM, as further explained below) of the voting rights of our shares.  LQIF and Inversiones LQ-SM Ltda. are vehicles incorporated under Chilean law through which Quiñenco S.A. and Citigroup hold their ownership interests in Banco de Chile.  Additionally, Quiñenco S.A. has a direct participation of 0.11% in our total common stock.  The voting rights of LQIF and LQ-SM is the result of the right of LQIF and LQ-SM, pursuant to applicable law and bylaws, to vote (i) our shares owned by LQIF and LQ-SM; (ii) our shares owned by SM-Chile, based on the ownership percentage of LQIF and LQ-SM in SM-Chile; and, (iii) our shares owned by SAOS, as a shareholder of SM-Chile, based on the ownership percentage of LQIF and LQ-SM in SM-Chile, at our shareholders’ meetings.  According to the bylaws of SM-Chile, the voting rights of SM-Chile, shares (Series A, B and D) which in turn possess voting rights over Banco de Chile shares, are exercised in accordance with the following rule:  each share of SM-Chile, exercises the voting rights of one of our shares plus 2.38337827 of our shares owned by SAOS.  The latter factor is the result of dividing the number of our shares owned by SAOS (28,593,701,789) by the number of total outstanding shares of SM-Chile, Series A, B and D (11,997,131,195).  Consequently, each SM-Chile share (Series A, B and D) with voting rights over our shares may vote 3.38337827 shares of Banco de Chile.  SM-Chile’s Series E exercises voting rights of Banco de Chile shares in a one-to-one ratio.

As described in “Item 4.  Information on the Company—History and Development of the Bank—History—The 1982—1983 Economic Crisis and the Central Bank Subordinated Debt,” SM-Chile will exist until the Central Bank subordinated debt has been completely paid by SAOS. In view of the cash dividend distribution approved at our annual shareholders’ meeting held on March 28, 2019, SAOS will fully repay the Central Bank subordinated debt on April 30, 2019. As a consequence of such full payment, SAOS and SM-Chile will be liquidated and, shares of Banco de Chile owned by SAOS and SM-Chile shall be distributed as follows:

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

Major Shareholders

The following table sets forth certain information regarding the ownership of outstanding shares as of April 18, 2019 for the following:

•                  each person or entity who is known by us to own beneficially more than 5% of our outstanding shares capital or voting rights; and SAOS, LQIF and SM-Chile.

•                  our directors and members of our executive management group, as a group.

Ownership in Banco de Chile

(As of April 18, 2019)

Name	Amount Owned	Percentage
SAOS(2)	28,593,701,789	28.31%
SM-Chile	12,138,573,251	12.02%
LQIF and LQ-SM(3)	27,752,335,804	27.47%
Directors and executive officers as a group(4)	3,323,692,027	3.29%

Voting Rights in Banco de Chile

(As of April 18, 2019)

Name	Amount Owed	Percentage
LQIF and LQ-SM	51,670,277,347	51.15%
Directors and executive officers as a group(5)	3,897,133,933	3.86%

(1)         Percentages are based on 101,017,081,114 shares outstanding as of April 18, 2019.  Each share has one vote and all shares have identical voting rights.  We have no shares outstanding with special voting rights.

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

(3)         LQIF and LQ-SM hold 47.13% and 11.11%, respectively, of SM-Chile’s total shares.  The total percentage ownership of LQIF and LQ-SM in SM-Chile was calculated by adding the total number of shares of LQIF and LQ-SM, as shareholders of record, divided by the total number of shares issued by SM-Chile.  LQIF and LQ-SM do not beneficially own all of our shares owned by SM-Chile because SM-Chile has, as of April 18, 2019, a total of 15,615 shareholders.  LQ-SM is an investment vehicle whose major shareholder LQIF owns 99.99% of its shares.  As of its incorporation date (August 26, 2002), we were informed that LQ-SM’s total capital was CLP$73,175,029,140.  In connection with the framework agreement executed between Citigroup, Inc. and Quiñenco S.A. in July 2007 and following the merger of Citibank Chile into Banco de Chile, Citigroup became a shareholder of LQIF.  As of April 18, 2019, Citigroup is the owner of 50% of LQIF, and Quiñenco directly and indirectly owns 50% of LQIF.  Regardless of any increase in participation by Citigroup, however, the agreement provides that Quiñenco will remain in control of LQIF and the corporations that are directly or indirectly controlled by LQIF.  Accordingly, Quiñenco will maintain the right to elect the majority of the directors of LQIF, SM-Chile and Banco de Chile.  As of December 31, 2018, members of the Luksic family or their affiliates beneficially owned 82.9% of the common shares of Quiñenco S.A. Mr. Andrónico Luksic and Mr. Jean Paul Luksic are members of our board of directors.

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

The following charts provide additional information on the voting rights held by LQIF and LQ-SM as of April 18, 2019:

Voting rights of LQIF in Banco de Chile

Ownership	Shares owned by LQIF	Voting Ratio	LQIF Voting Shares as a result of the application of Voting Ratio in BCH	Voting Rights of LQIF (as %) in BCH
Direct ownership in BCH	27,460,203,382	1.00000000	27,460,203,382	27.18%
Shares SM-A	—	3.38337827	—	—
Shares SM-B	5,497,274,771	3.38337827	18,599,360,004	18.41%
Shares SM-D	223,364,308	3.38337827	755,725,946	0.75%
Shares SM-E	—	1.00000000	—	—
Total LQIF in BCH	33,180,842,461	—	46,815,289,332	46.34%

Voting rights of LQ-SM in Banco de Chile

Ownership	Shares owned by LQ-SM	Voting Ratio as set in SM-Chile By laws	LQ-SM Voting Shares as a result of the application of Voting Ratio in BCH	Voting Rights of LQ-SM (as % ) in BCH
Direct ownership in BCH	292,132,422	1.00000000	292,132,422	0.29%
Shares SM-A	377,528,973	3.38337827	1,277,323,324	1.26%
Shares SM-B	971,080,384	3.38337827	3,285,532,270	3.26%
Shares SM-D	—	3.38337827	0	—
Shares SM-E	—	1.00000000	0	—
Total LQ-SM in BCH	1,640,741,779	—	4,854,988,016	4.81%

As a result of the full repayment of the Central Bank subordinated debt in April 2019 and, consequently, the dissolution of SAOS and SM- Chile, LQ Inversiones Financieras S.A. and Inversiones LQ SM Ltda. will increase their direct shareholdings in our ordinary shares from current direct participations of 27.18% and 0.29%, respectively, to 46.34% and 4.81% in each case.

RELATED PARTY TRANSACTIONS

In the ordinary course of our business, we engage in a variety of transactions with certain of our affiliates and related parties.  Financial information concerning these transactions is set forth in Note 40 to our audited consolidated financial statements as of and for the year ended December 31, 2018, appearing elsewhere in this annual report.  In accordance with the Chilean Corporations Law, related party transactions in publicly held corporations and its affiliates are defined as every negotiation, act, contract or operation in which the corporation deals with any of the following persons:  (i) one or more persons related to the corporation, in accordance with the Chilean Securities Law No. 18,045; (ii) a director, manager, administrator, main executive or liquidator of the corporation, acting on its own behalf or on behalf of third parties, or their respective husband or wife or any other person to which such director, manager, administrator, main executive or liquidator has a second degree relationship with (either by consanguinity or affinity); (iii) companies or corporations in which the persons mentioned in the previous item are owners, directly or through other juridical or natural persons, of 10% or more of its capital, or directors, managers, administrators or main executives; (iv) those established in the bylaws of the corporation or those identified by the directors committee on a well-founded basis, as the case may be, even in the event of those set out at the final paragraph of article 147; or (v) any person who has acted as a director, manager, administrator, main executive or liquidator of the corporation within 18 months of the relevant transaction.

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

Under the Framework Agreement, Quiñenco remains as the controlling shareholder of LQIF and therefore of us, while Citigroup Inc. is granted certain governance and other shareholder rights in LQIF.  With respect to the governance rights in us, Citigroup Inc. has the right to name two directors to our 11-member board of directors, while Quiñenco would maintain the right to appoint a majority of our board of directors.  Citigroup Inc. also has the power to propose the appointment of certain of our executive officers (including our chief financial officer) and at least one representative on our directors/audit committees.  Under this agreement, Citigroup Inc. was also granted certain veto rights over certain “fundamental strategic decisions” (as defined in the Framework Agreement), such as the delisting of our ADSs from the New York Stock Exchange or the delisting of our shares from the Santiago Stock Exchange and the Bolsa Electrónica de Chile, entry into new lines of business or large acquisitions, approval of related party transactions and changes to our bylaws or organizational documents.  Furthermore, Citigroup Inc. agreed to purchase substantially all of the assets of our North American (i.e., Miami and New York) branches for U.S.$130 million.  Because Citigroup beneficially owns 50% of LQIF, it may name up to five of the 11 members of our board of directors (such number to be reduced by the number of directors appointed by minority shareholders, provided that Citigroup Inc. always shall have the right to appoint at least one director), including the vice chairman, pursuant to the terms of the Framework Agreement.  However, even in this circumstance, Quiñenco would still be entitled to appoint a majority of our board of directors.  The Framework Agreement also sets forth a series of ancillary agreements proposed to be entered into by the parties to the Framework Agreement and some of their affiliates.

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

On September 25, 2009, we entered into a Master Services Agreement with Citigroup Inc.  This agreement regulates and supplements certain reciprocal services that, before the merger between us and Citibank Chile, had been provided pursuant to the terms of certain service agreements then in effect between Citigroup Inc. (and certain of its affiliates) and Citibank Chile, which were assumed, after the merger, by us as legal successor to Citibank Chile.  Furthermore, this agreement seeks to foster global connectivity with respect to the banking and financial services referred to in the Global Connectivity Agreement and in the other agreements executed with Citigroup Inc. mentioned above.  This agreement had the same term of validity as the aforementioned Cooperation Agreement. On October 22, 2015, we extended the term of the Master Services Agreement with Citigroup for a period of six months, beginning on January 1, 2016. On July 11, 2016, we extended the term of the same agreement for another six month period, beginning on July 1, 2016.

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

On December 14, 2018, by means of a public deed signed before the Public Notary Mr. René Benavente Cash, Banco de Chile and its affiliate Banchile Corredores de Seguros Limitada have entered with Banchile Seguros de Vida S.A. into two agreements, specifically, the Collective Debtor’s Life Insurance Agreement (“Contrato de Seguro Colectivo de Desgravamen”) and the Collective Debtor’s Life Total and Permanent Disability 2/3 Insurance Agreement (“Contrato de Seguro Colectivo de Desgravamen e Invalidez Total y Permanente 2/3”) both for mortgage loans. The aforementioned agreements were entered into pursuant to Article 40 of DFL 251 of 1931, General Regulation number 330 of the CMF and Order number 3,530 of the SBIF, both dated on March 21, 2012, according to which, the public bid for the Collective Policy for Life Insurances and Total and Permanent Disability 2/3 Insurance Agreement was awarded to Banchile Seguros de Vida S.A., who offered in both cases the lowest rates at 0.0101% per month and 0.0103% per month, respectively, including a 14.00% fee for the insurance broker, Banchile Corredores de Seguros Limitada.

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

For more information on our transactions with related parties, see Note 40 to our audited consolidated financial statements as of and for the year ended December 31, 2018, appearing elsewhere in this annual report.

Loans to Related Parties

As disclosed in Note 40(c) to our audited consolidated financial statements as of and for the year ended December 31, 2018 appearing elsewhere in this annual report, we incurred an aggregate of Ch$229,579 million in expenses and recorded Ch$177,968 million in income from transactions with related parties in 2018, other than loans.

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

We held an aggregate of Ch$421,730 million in loans (before deducting allowances for loan losses) to related parties, including Ch$213,656 million in collateral pledged by related parties, as of December 31, 2018.  See Note 40 (a) to our audited consolidated financial statements as of and for the year ended December 31, 2018 appearing elsewhere in this annual report for details concerning on these transactions.

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

Charges brought under Securities Market Law

On January 30, 2014, the SVS brought charges against Banchile Corredores de Bolsa S.A. (“Banchile Corredores”) for the alleged infringement of Article 53 second paragraph of Law No. 18,045 (“Ley de Mercado de Valores”), for certain specific transactions performed during the years 2009, 2010 and 2011 related to Sociedad Química y Minera de Chile S.A.’s shares (SQM-B y SQM-A).  In this regard, Article 53 second paragraph of Law No. 18.045 provides that “…no person may engage in transactions or induce or attempt to induce the purchase or sale of securities, whether or not governed by this Act, by means of any misleading or deceptive act, practice, mechanism or artifice…”

On October 30, 2014, the SVS imposed a fine of UF 50.000 (approximately U.S.$2 million as of December 31, 2014) on Banchile Corredores, based on alleged infringement of Article 53 second paragraph of Law No. 18.045 for a specific transaction of SQM-A’s shares intermediated by Banchile in 2011.  Banchile filed a claim against that resolution before the 11th Santiago Civil Court requesting to void such fine.  Afterwards, the cause was transferred to another trial at the 22nd Santiago Civil Court. The evidentiary stage of this proceeding has concluded.

On January 16, 2019, Banchile Corredores de Bolsa S.A. filed an inapplicability request with the Constitutional Court challenging the enforcement of the then applicable wording of article 29 of the Decree Law N° 3.538 requesting the court to render such provision as inapplicable in this process, on the grounds that it breaches the Chilean Constitution. As of the date of this annual report, its admissibility has been accepted by the Chilean Constitutional Court and the proceedings before of the 22nd Santiago Civil Court have been suspended.

According to Banchile Corredores de Bolsa’s attorney in charge of the claim, there are valid grounds to obtain a judgment in favor of Banchile Corredores de Bolsa S.A.

Consumer Protection Claim

On February 21, 2014, Banco de Chile was notified of a complaint filed by SERNAC in the Twelfth Civil Court of Santiago as a collective action pursuant to Law No. 19,496.  The legal action challenges certain clauses that exists in the Contrato Unificado de Productos de Personas (the “Person Products Unified Agreement”) regarding fees on lines of credit for overdrafts and the validity of tacit consent to changes in fees, charges and other conditions in consumer contracts.  On June 14, 2018 SERNAC and Banco de Chile reached a settlement agreement in relation to this proceeding, which was approved by the court, and, therefore, this proceeding has concluded as of the date hereof.

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

Minimum services refer to those functions of a company which must continue to be provided during a strike because they have been determined to be essential to protect assets and facilities, to prevent accidents, guarantee public utility services, meet the basic needs of the population and prevent environmental damage or harm to health.  A company’s emergency teams are made up of the workers assigned by each union to fulfill such minimum services.

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

Subsequently, Resolution No. 823 being insufficient in addressing our concerns, we filed a claim before the Second Labor Court of Santiago. The Second Labor Court declared itself incompetent based on Article 360 of the Labor Code, and the Santiago Court of Appeals confirmed that judgment. Nonetheless, upon a judicial claim brought by us, the Chilean Supreme Court rendered void the judgment from the Santiago Court of Appeals declaring, hence, that the Second Labor Court of Santiago is competent to resolve our claim against Resolution No. 823. Therefore, on the grounds of the current judicial stage, we dropped the inapplicability request brought last year before the Constitutional Court over the provision in which the Second Labor Court declared its incompetence.

As of the date of this annual report, taking into account the judgment from the Chilean Supreme Court, the claim filed with the Second Labor Court of Santiago against the Resolution No. 823 issued by the regional labor authority is currently in progress.

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

In March 2019, our shareholders at the ordinary annual shareholders meeting agreed to the distribution and payment of dividend No. 207 in the amount of Ch$$3.52723589646  per ordinary share, with a corresponding charge to our 2018 net distributable income.

The following table sets forth the cash dividends declared per common share during the years ended December 2016, 2017 and 2018:

	As of and for the Year Ended December 31,
	2016	2017	2018	2018
	(in Ch$, except percentages)			(in U.S.$)
Chile GAAP:
Dividend payout ratio(1)	65.59%	59.38%	62.88%

Dividend per Common Share(2)—for shares not pledged to the Central Bank	3.38	2.92	3.15	0.005

Dividend per Common Share(2)—for shares pledged to the Central Bank(3)	4.82	4.87	5.24	0.008
Average Dividend per Common Share	3.81	3.50	3.76	0.005

(1)         Dividend payout ratio is calculated by dividing the amount of dividends paid by the earnings per share of the prior year.

(2)         Dividends per share are calculated by dividing the amount of the dividend paid during each year by the previous year’s number of shares outstanding.

(3)         Includes additional payments to the Central Bank by amounts of Ch$42,184 million in 2016, Ch$56,801 million in 2017 and Ch$61,172 million in 2018, pursuant to Law No. 19,396.

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

Stock Dividends

At the extraordinary shareholders’ meeting held on March 24, 2016, our shareholders agreed to a stock dividend in connection with the capitalization of 30% of our distributable net income obtained during the fiscal year 2015, through the issuance of fully paid-in shares, of no par value, with a value of Ch$64.79 per share.  This stock dividend was distributed to the shareholders at the fixed rate of 0.02232718590 fully paid-in shares per share currently held, subject to the exercise of the options established in Article 31 of Law No. 19,396.

At the extraordinary shareholders’ meeting held on March 23, 2017, our shareholders agreed to a stock dividend in connection with the capitalization of 40% of our distributable net income obtained during the fiscal year 2016, through the issuance of fully paid-in shares, of no par value, with a value of Ch$73.28 per share.  This stock dividend was distributed to the shareholders at the fixed rate of 0.02658058439 fully paid-in shares per share currently held, subject to the exercise of the options established in Article 31 of Law No. 19,396.

At the extraordinary shareholders’ meeting held on March 22, 2018, our shareholders agreed to a stock dividend in connection with the capitalization of 40% of our distributable net income obtained during the fiscal year 2017, through the issuance of fully paid-in shares, of no par value, with a value of Ch$93.73 per share.  This stock dividend was distributed to the shareholders at the fixed rate of 0.02238030880 fully paid-in shares per share currently held, subject to the exercise of the options established in Article 31 of Law No. 19,396.

Capital Increases

As mentioned under “—Stock Dividends”, at the extraordinary shareholders’ meeting held on March 24, 2016, our shareholders agreed to a stock dividend in connection with the capitalization of 30% of our distributable net income obtained during the fiscal year 2015, through the issuance of fully paid-in shares, of no par value, with a value of Ch$64.79 per share.  This stock dividend was distributed to the shareholders at the fixed rate of 0.02232718590 fully paid-in shares per share currently held, subject to the exercise of the options established under Article 31 of Law No. 19,396.  After this capitalization, the Bank’s paid-in capital amounted to Ch$2,138,046,851,249.

As mentioned under “—Stock Dividends”, at the extraordinary shareholders’ meeting held on March 23, 2017, our shareholders agreed to a stock dividend in connection with the capitalization of 40% of our distributable net income obtained during the fiscal year 2016, through the issuance of fully paid-in shares, of no par value, with a value of Ch$73.28 per share.  This stock dividend was distributed to the shareholders at the fixed rate of 0.02658058439 fully paid-in shares per share currently held, subject to the exercise of the options established under Article 31 of Law No. 19,396.  After this capitalization, the Bank’s paid-in capital amounted to Ch$2,271,400,678,608.

As mentioned under “—Stock Dividends”, at the extraordinary shareholders’ meeting held on March 22, 2018, our shareholders agreed to a stock dividend in connection with the capitalization of 40% of our distributable net income obtained during the fiscal year 2017, through the issuance of fully paid-in shares, of no par value, with a value of Ch$93.73 per share.  This stock dividend was distributed to the shareholders at the fixed rate of 0.02238030880 fully paid-in shares per share currently held, subject to the exercise of the options established under Article 31 of Law No. 19,396.  After this capitalization, the Bank’s paid-in capital will amount to Ch$2,418,833,181,067.

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

Item 9                                          The Offer and Listing

Nature of Trading Market

Shares of our common stock are traded on all Chilean stock exchanges.  Our shares have been listed on the Santiago Stock Exchange since 1894 and on the Electronic Stock Exchange since 1989.  The Santiago Stock Exchange is the main trading market for our shares.

The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States.  The Santiago Stock Exchange, which is Chile’s main exchange, had a market capitalization of approximately U.S.$250,555 million as of December 31, 2018. As of the same date, the total annual trading turnover was approximately U.S$48,224 million while the average monthly trading turnover was approximately U.S.$4,019 million. The Santiago Stock Exchange was established in 1893 and is a private company whose equity consists of 48,000,000 shares owned by 56 shareholders as of December 31, 2018. As of the same date, 205 companies by means of 228 series of stocks were listed on the Santiago Stock Exchange.

According to information provided by the Santiago Stock Exchange, as of December 30, 2018 (the latest available data), this exchange represented 88.4% of the equity trading in Chile. The remaining amount of equities was traded on the Chilean Electronic Stock Exchange.

In addition, as reported by the Santiago Stock Exchange, the ten largest companies in terms of market capitalization represented approximately 43.2% of the Santiago Stock Exchange’s aggregate market capitalization as of December 31, 2018.  As of the same date, the ten most traded companies accounted for approximately 54.2% of the Santiago Stock Exchange’s equity trading.  During 2018 approximately 29.0% of the companies listed on the Santiago Stock Exchange had their shares traded on an average of 70.0% or more of the exchange’s trading days.

Our ADSs, each representing 200 shares of common stock, without nominal (par) value, have been listed on the NYSE since January 2, 2002 under the symbol “BCH”.  JPMorgan Chase Bank is our depositary for purposes of the ADSs.  As of December 31, 2018, a maximum of 7,069,094 ADSs were outstanding (equivalent to 1,413,818,800 shares of common stock or 1.40% of the total number of issued shares of common stock as of the same date).  Since certain of our ADSs are held by brokers or other nominees, the number of record holders in the United States may not be fully indicative of the number of direct beneficial owners in the United States or of where the beneficial owners of such shares are resident.

On October 23, 2018 we announced a ratio change to our ADR program from one ADS per 600 of our common shares into one ADS per 200 of our common shares.  This modification became effective on November 23, 2018, upon which ADR holders received two additional ADSs for each ADS held as of the record date of November 15, 2018. Additionally, the existing ADRs, continued to be valid as of the effective date and were not exchanged for new ones.

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

The table below shows, for the periods indicated, the annual, quarterly and monthly high and low closing prices (in nominal Chilean pesos) of the traded shares of our securities, labeled “Chile” series, on the Santiago Stock Exchange and the Electronic Stock Exchange:

	Santiago Stock Exchange		Electronic Stock Exchange
Period	High	Low	High	Low
	(Ch$ per share of our common stock)(1)
Annual Price History
2013	80.3	69.0	80.3	68.3
2014	75.3	66.3	75.8	66.3
2015	74.6	68.1	74.6	67.3
2016	79.3	68.6	80.0	68.7
2017	100.4	76.9	104.0	75.0
2018	105.3	94.6	105.0	99.0
2019 (through April 18))	105.5	98.6	106.0	98.6
Quarterly Price History
2013
1st Quarter 2013	80.3	72.2	80.3	71.8
2nd Quarter 2013	74.7	69.0	74.9	68.3
3rd Quarter 2013	79.8	69.1	79.9	69.1
4th Quarter 2013	78.4	73.4	78.5	73.3
2014
1st Quarter 2014	75.2	66.3	75.8	66.3
2nd Quarter 2014	75.3	69.8	75.5	68.0
3rd Quarter 2014	74.5	70.9	74.4	70.9
4th Quarter 2014	75.3	69.0	75.5	69.0
2015
1st Quarter 2015	73.0	68.9	73.0	68.9
2nd Quarter 2015	72.0	69.4	72.4	68.8
3rd Quarter 2015	73.5	69.1	73.7	68.5
4th Quarter 2015	74.6	68.1	74.6	67.3
2016
1st Quarter 2016	76.3	68.6	76.4	68.7
2nd Quarter 2016	72.5	69.6	73.6	69.5
3rd Quarter 2016	75.7	70.1	75.8	70.1
4th Quarter 2016	79.3	73.7	80.0	73.4
2017
1st Quarter 2017	83.0	76.9	83.0	75.0
2nd Quarter 2017	87.6	80.1	88.0	79.5
3rd Quarter 2017	97.6	86.9	97.9	86.1
4th Quarter 2017	100.4	87.8	104.0	87.5
2018
1st Quarter 2018	105.3	99.0	105.0	99.0
2nd Quarter 2018	102.0	97.4	101.9	97.5
3rd Quarter 2018	103.1	96.6	104.0	96.2
4th Quarter 2018	101.3	94.6	100.9	95.5
2019
1st Quarter 2019	105.5	99.2	106.0	99.6
2nd Quarter 2019 (through April 18)	100.3	98.6	99.7	98.6
Monthly Price History
November 2018	99.0	97.2	98.9	96.0
December 2018	99.2	95.6	99.4	95.5
January 2019	104.0	99.8	104.0	99.6
February 2019	105.5	103.2	106.0	103.0
March 2019	104.1	99.2	104.4	102.7
April 2019 (through April 18)	100.3	98.6	99.7	98.6

Sources:  Santiago Stock Exchange and the Electronic Stock Exchange—Official Quotation Bulletins and Bloomberg.

(1)         Pesos per share reflect nominal price at trade date.

The table below shows the annual, quarterly and monthly high and low closing prices, as reported by the NYSE and Latibex:

	New York Stock Exchange		Latibex
Period	High	Low	High	Low
	(U.S.$ per ADS)(1)		(Euros per Trading Unit)(2)
Annual Price History
2013	102.00	81.00	85.80	56.40
2014	84.91	67.38	—	—
2015	71.70	57.48	—	—
2016	72.48	56.27	—	—
2017	98.14	69.91	—	—
2018	105.50	27.88	—	—
2019 (through April 18)	32.48	28.74	—	—
Quarterly Price History
2013
1st Quarter 2013	102.00	92.94	85.80	64.80
2nd Quarter 2013	95.27	81.00	84.00	56.40
3rd Quarter 2013	95.20	82.56	68.40	57.60
4th Quarter 2013	94.00	84.44	69.00	65.40
2014
1st Quarter 2014	84.91	70.43	—	—
2nd Quarter 2014	82.10	75.39	—	—
3rd Quarter 2014	80.65	72.88	—	—
4th Quarter 2014	75.94	67.38	—	—
2015
1st Quarter 2015	70.22	64.30	—	—
2nd Quarter 2015	71.70	64.05	—	—
3rd Quarter 2015	66.78	58.60	—	—
4th Quarter 2015	66.36	57.48	—	—
2016
1st Quarter 2016	65.35	56.27	—	—
2nd Quarter 2016	65.86	60.20	—	—
3rd Quarter 2016	69.30	63.31	—	—
4th Quarter 2016	72.48	66.32	—	—
2017
1st Quarter 2017	74.95	69.91	—	—
2nd Quarter 2017	79.04	72.70	—	—
3rd Quarter 2017	92.99	77.89	—	—
4th Quarter 2017	98.14	80.64	—	—
2018
1st Quarter 2018	105.50	98.75	—	—
2nd Quarter 2018	102.16	92.10	—	—
3rd Quarter 2018	95.00	84.54	—	—
4th Quarter 2018	91.41	27.88	—	—
2019
1st Quarter 2019	32.48	28.74	—	—
2nd Quarter 2019 (through April 18)	30.05	29.11	—	—
Monthly Price History			—	—
November 2018	89.27	29.10	—	—
December 2018	29.07	27.88	—	—
January 2019	31.76	28.74	—	—
February 2019	32.48	31.03	—	—
March 2019	31.38	28.87	—	—
April 2019 (through April 18)	30.05	29.11	—	—

Source:  Bloomberg.

(1)         One ADS represents 200 shares of common stock since November 23, 2018. Before that date, one ADS represented 600 shares of common stock.

(2)         One Trading Unit represents 600 shares of common stock.

As mentioned earlier, on October 18, 2013, we voluntarily delisted our trading units from the Latibex.  Similarly, on December 22, 2015, we voluntary delisted our trading units from the London Stock Exchange.

On October 8, 2018, the CMF announced its resolution to revoke the Valparaíso Stock Exchange’s authorization to operate in Chile based on the judgment that the institution did not fully comply with minimum requirements established by law related to the number of brokers.

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

The Chilean securities markets are principally regulated by the CMF under the Securities Market Law and the Chilean Corporations Law.  In the case of banks, compliance with these laws is supervised by the SBIF. In accordance with recent modifications introduced to the General Banking Law, the CMF will assume all the powers and authorities currently vested on the SBIF and replace it as the Chilean banking regulator no later than January 2020. For more information on the timeframe for such replacement and further amendments introduced to the General Banking Act, see “Item 4.  Information on the Company—Regulation and Supervision— New Modifications to the General Banking Act”

Purpose

Our corporate purpose is to undertake all acts, contracts, business and transactions as the General Banking Act allows banking institutions to undertake, without prejudice to expanding or restricting our scope of action consistent with current legal precepts or such as may be established in the future.

Capitalization

As of April 18, 2019, there are 101,017,081,114 Banco de Chile shares outstanding of our capital stock.  All of such shares are fully paid.

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

Ownership Restrictions

Under the Securities Market Law and the regulations of the SBIF, shareholders of open stock corporations are required to report the following to the CMF and the Chilean stock exchanges:

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

Under the Securities Market Law and the regulations of the CMF, persons or entities intending to acquire control, directly or indirectly, of an open stock corporation, regardless of the acquisition vehicle or procedure, and including acquisitions made through direct subscriptions or private transactions, are also required to inform the public of such intention at least 10 business days before the date on which the transaction is to be completed, but, in any case, as soon as negotiations regarding the change of control begin or as soon as confidential information and documents concerning the target are delivered to the potential acquirer such delivery can occur through a filing with the CMF, the stock exchanges where its securities are traded, companies controlled by and that control the target and through a notice published in two Chilean newspapers, which notice must disclose, among other information, the person or entity purchasing or selling, the price and the material conditions of any negotiations.

Prior to such publication, a written communication to such effect must be sent to the target corporation, to the controlling corporation, to the corporations controlled by the target corporation, to the CMF and to the Chilean stock exchanges.  Title XV of the Securities Market Law provides the definition of a controlling power, direct holding and related party.

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

Title XXV of the Chilean Securities Market Law on tender offers and the regulations of the CMF provide that the following transactions must be carried out through a tender offer:

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

•                  the person or group does not control, directly or indirectly, more than 40.0% of the voting share capital and the percentage controlled is lower than the sum of the shares held by other shareholders holding more than 5% of the share capital (either directly or pursuant to a joint action agreement); or

•                  in cases where the CMF has ruled otherwise, based on the distribution or atomization of the overall shareholding.

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

Likewise, the CMF may determine that a joint action agreement exists between two or more entities considering, among other things, the number of companies in which they participate and the frequency with which they vote identically in the election of directors, appointment of managers and other resolutions passed at extraordinary shareholders’ meetings.

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

•                  all the companies with a common controller together with that controller; and

•                  all the entities that the CMF declares to be part of the business group due to one or more of the following reasons:

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

Such prior authorization may be granted or rejected by the SBIF, which is further authorized to set rules or specific requirements in that regard. For further information, see “Item 4.  Information on the Company—Regulation and Supervision— The Superintendency of Banks (“SBIF”).

According to the General Banking Act, a bank may not grant loans to related parties on terms more favorable than those generally offered to non-related parties.  Article 84 No. 2 of the General Banking Act and the regulations issued by the SBIF creates the presumption that natural persons who are holders of shares and who beneficially own more than 1% of the shares are related to the bank and imposes certain restrictions on the amounts and terms of loans made by banks to related parties.  This presumption would also apply to beneficial owners of ADSs representing more than 1% of the shares. For further information, see “Item 4.  Information on the Company—Regulation and Supervision— Lending Limits”.

Article 16 bis of the General Banking Act provides that the individuals or legal entities that, individually or with other people, directly control a bank and who individually own more than 10% of its shares must send to the SBIF reliable information on their financial situation in the form and in the opportunity set forth in Resolution No. 3,156 of the SBIF.

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

Notice to convene the ordinary annual meeting or an extraordinary meeting is given by means of three notices which must be published in a newspaper of our corporate domicile (currently Santiago, Chile) previously determined by our shareholders at the ordinary annual meeting or, in the event an agreement is not reached in the previous ordinary annual meeting or the newspaper ceases to exist or has its distribution suspended for whatever reason, in the Official Gazette in a prescribed manner, and the first notice must be published not less than 15 calendar days nor more than 20 calendar days in advance of the scheduled meeting.  Notice must also be given to the SBIF, the Santiago Stock Exchange and the Chilean Electronic Stock Exchange.  Currently, we publish our official notices in the El Mercurio newspaper of Santiago.

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

Our shareholders’ meetings held in 2018 were:

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

As of April 18, 2019, the following shareholders’ meeting had been held:

•                  The ordinary annual shareholders’ meeting held on March 28, 2019, where our shareholders agreed to the distribution and payment of dividend No. 207, in the amount of Ch$3.52723589646 per Banco de Chile common share, with a charge to 2018 net distributable income of Banco de Chile.

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

In September 2014, the Chilean government enacted a law reforming the Chilean tax system.  This tax reform (Law No. 20,780) gradually increases the first category tax or corporate tax rate between 2014 and 2018 while establishing two alternative tax regimes from 2017 onwards:  (i) the Semi-Integrated Regime and (ii) the Attribution Regime.  Nevertheless, following this reform in the Chilean taxation system, in February 2016, a new tax law was enacted (Law No. 20,899), which simplified the previously mentioned reform (Law No. 20,780) by limiting the possibility of choosing between the two alternative tax regimes.  According to this new law, publicly-traded companies, like Banco de Chile, will only be subject to a Semi-Integrated Regime. The Chilean IRS has provided instructions regarding these regulations by means of Circular Letter No 49/2016.

In August 2018, the government proposed a new bill to the Chilean congress seeking to modernize Chilean tax legislation. The bill proposes (i) the establishment of a single taxation system for companies, replacing the current attributed and partially integrated income regimes, maintaining the corporate tax rate at 27% and (ii) that shareholders be taxed on the profits or dividends received, with the right to charge as a credit 100% of the tax paid by the company on the distributed profits, without distinction of the domicile or residence of the owner or shareholder.

This discussion is not intended as tax advice to any particular investor.  Such advice would require a complete understanding of an investor’s particular tax situation.

Cash Dividends and Other Distributions

Cash dividends distributed by us to foreign holders of our ADSs or shares of common stock are subject to a 35.0% withholding tax, which is withheld, declared and paid to the Chilean Treasury by us (the “Chilean Withholding Tax” hereafter). A tax credit associated with the corporate income tax or the first category tax (the “Corporate Tax” hereafter) actually paid by the company and registered in the Credit Registry may be deducted from the Chilean Withholding Tax levied on cash dividends, up to the amounts registered in the Credit Registry.  Finally, distribution of non-taxable income is relieved from Chilean Withholding Tax.

For purposes of applying the Chilean Withholding Tax, cash dividends are grossed-up in the amount the Corporate Tax paid by the company, in the proportion corresponding to the ADS holder.

As for dividends distributed by Banco de Chile, in order to determine the amount of the Corporate Tax credit, the following rules apply:

•                  In case of dividends distributed from 2018 onwards, the tax credit will be determined by applying the rate of the first category in effect during the year of the corresponding distribution to the gross dividend.

•                  The credit will be limited up to the amount of the first category tax effectively paid by the company on its accumulated profits.

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

Notwithstanding the above, as of January 1, 2017 onwards Banco de Chile has been subject to a semi-integrated system by which personal or withholding taxes are only triggered upon distribution of taxable profits to the company’s owners or shareholders, with a tax credit of only 65% of the paid Corporate Tax, unless the owner or shareholder is resident in a country party to a Double Taxation Avoidance Treaty with Chile, in which case a tax credit up to 100% of the corporate tax paid by the company can be used against withholding taxes(1).

However, in order to provide evidence of their tax residence, foreign holders of our ADSs or of our shares of common stock must send to Banco de Chile a certificate of residence issued by their local tax authority.

In January 2019, the Chilean Internal Revenue Service issued the Exempt Resolution No. 11 which sets forth a procedure for the acceptance of residence certificates that non-resident shareholders must submit and the specific information required in those certificates.

This certificate must be legalized or apostilled and valid at the moment of the distribution of dividends, otherwise the Tax credit will be 65%.

In our case, we were permitted to deduct dividends paid to SAOS from our taxable base as long as the subordinated debt existed. Accordingly, our actual income tax and, therefore, the amount of tax credit that can be used by the investor is lower than it would be in absence of this tax benefit. In accordance with Law No. 19,396, this benefit expired once we earned sufficient net income in order to distribute enough dividends to SAOS to fully repay the Central Bank subordinated debt. SAOS will fully pay off the Central Bank subordinated debt by the end of April 2019, based on dividends distributed by Banco de Chile to its shareholders with a charge to net distributable income for the year ended December 31, 2018. As such, this deduction from our taxable base was applied until 2018. This effect occurs because the installment to be paid by SAOS, with regard to the Central Bank subordinated debt, is determined at the end of the year only to the extent that we have profits. In that sense, Chilean tax legislation allows us to deduct expenses once they are due, notwithstanding their payment is pending. Therefore, at the year’s end expenses based on payments of the Central Bank debt may be deducted from our taxable base.

(1)  In cases where a Double Taxation Avoidance Treaty has only been signed but not yet ratified, Law No. 20,899, enacted on February 8, 2016, established a temporary extension of the use of 100% of corporate tax credit up to 2019. Subsequently, Law No. 21,047 enacted on November 23, 2017 extended the previously mentioned exemption until December 31, 2021, with regard to Double Taxation Treaties signed through January 1, 2019 and pending ratification as of December 31, 2021.

Furthermore, given consecutive changes to the Chilean Tax System, the statutory corporate tax rate has gradually increased and currently stands at 25.0% under the attribution regime and 27.0% under the semi-integrated regime from 2018 onwards.

The increase in the corporate tax rate had impact on our Deferred Taxes outstanding.  For more information see Note 18 to our audited consolidated financial statements as of and for the year ended December 31, 2018 appearing elsewhere in this annual report.

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

Finally, an exemption regime is available for capital gains produced by the sale of actively traded stocks (under definitions established by the Chilean IRS) provided that the following requirements established by Article N° 107 of the Chilean Income Tax Law are met:

a)             The seller must have acquired the shares: (i) on a Chilean stock exchange authorized by the CMF; or (ii) pursuant to a regulated tender offer carried out according to Title XXV of the Chilean Securities Market Law; or (iii) at the time of incorporation of the corporation or pursuant to a capital increase; or (iv) pursuant to the exchange of public traded securities convertible in shares (in this case the acquisition cost of the shares corresponds to the exchange price); or (v) in a redemption of securities from mutual funds;

In regards to shares acquired in a capital increase process (as mentioned in (iii) above) before the company was publicly listed, only the greatest amount between the portion which exceeds the price of the offering on the stock exchange (closing price on the first day of transactions for the IRS) and the book value on the prior day will be exempted.

b)             The shares must be sold:  (i) on a stock exchange authorized by the CMF; (ii) pursuant to a regulated tender offer; or (iii) in a contribution of securities on mutual funds; and

c)              The exemption under analysis also applies if the sale or transfer of shares is executed within 90 days following the day on which they were no longer considered as actively traded.  In such case, the profits exempted from Chilean taxes will correspond to the average price of said shares within the last 90 days in which they were actively traded.  Any profits above the average price will be subject to the general tax regime applicable to the transfer of shares.

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

(2) In the case of Funds that have at least 80% of their investment portfolio invested in certain foreign assets during at least 330 continuous or discontinuous days within the financial year, the foreign investments are taxed according to the following rules:

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

This special tax treatment also requires that the internal investment policy of the Fund:

(a)         be in line with such percentage being invested specific foreign assets during the referred period of time; and

(b)         mandate that all other income proceeding from the remaining percentage of their portfolio investment (local assets) and not exempted from Chilean Withholding Tax be completely distributed among its participants during that year of their perception or during the 180 day-period following such financial year’s closing.

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

Capital gain produced in the sale of 104 Bonds should be exempted from Chilean taxes provided that:

i.                  They are traded on a Chilean stock exchange in a continuous auction system; or

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

The ADSs are listed on the NYSE, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed.  Moreover, as discussed below under “—Passive Foreign Investment Companies,” we believe that we will not be treated as a PFIC for U.S. federal income tax purposes with respect to our 2018 and current taxable year, and based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, relevant market and shareholder data and our current business plans, we do not anticipate becoming a PFIC in the future.  However, there can be no assurance in this regard because the PFIC determination is made annually and is based on the portion of our assets (including goodwill) and income that is characterized as passive under the PFIC rules and our continued qualification for an exception to the PFIC rules for certain foreign banks.

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

If we are treated as a PFIC, the rules described in the foregoing paragraph can be avoided by a U.S. Holder that makes a “mark-to-market” election.  A U.S. Holder may make a mark-to-market election for ADSs or shares of our common stock (but not for the shares of any Lower-tier PFIC) if such ADSs or shares of our common stock constitute “marketable stock” as defined in the U.S. Treasury regulations.  ADSs and shares of our common stock will be marketable stock if they are regularly traded on a “qualified exchange or other market” within the meaning of the U.S. Treasury regulations.  The ADSs are listed on the NYSE, and will qualify as regularly traded on an established securities market so long as they are so listed.  No assurance can be given, however, that our common stock will be considered regularly traded on an established securities market.  In particular, it is unclear whether the Santiago Stock Exchange and the Bolsa Electrónica de Chile would meet the requirements for a “qualified exchange or other market.”  A U.S. Holder electing the mark-to-market regime generally would compute gain or loss at the end of each taxable year as if the ADSs or shares of our common stock had been sold at fair market value.  Any gain recognized by the U.S. Holder under mark-to-market treatment, or on an actual sale, would be treated as ordinary income, and the U.S. Holder would be allowed an ordinary deduction for any decrease in the value of its ADSs or shares of our common stock as of the end of any taxable year, and for any loss recognized on an actual sale, but only to the extent, in each case, of previously included mark-to-market income not offset by previously deducted decreases in value.  Any loss on an actual sale of ADSs or shares of our common stock would be a capital loss to the extent in excess of previously included mark-to-market income not offset by previously deducted decreases in value.  A U.S. Holder’s adjusted tax basis in its ADSs or shares of our common stock will be increased by the amount of income inclusion and decreased by the amount of deductions under the mark-to-market rules.  U.S. Holders should be aware, however, that if we are determined to be a PFIC, the interest charge regime described above could be applied to indirect distributions or gains deemed to be attributable to U.S. Holders in respect of any of our Lower-tier PFICs, and the mark-to-market election generally would not be effective for such Lower-tier PFICs.

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

WHERE TO FIND ADDITIONAL INFORMATION

The materials included in this annual report on Form 20-F  may be downloaded at the SEC’s website:  http://www.sec.gov at http://www.sec.gov.  Additional reports and information about us can be downloaded at the SEC’s website.

Item 11          Quantitative and Qualitative Disclosures About Market Risk

For quantitative and qualitative information related to market risk, see Note 43 to our audited consolidated financial statements as of and for the year ended December 31, 2018 appearing elsewhere in this annual report.

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

ADS Split

On October 23, 2018 we announced a ratio change to our ADR program from one ADS per 600 of our common shares into one ADS per 200 of our common shares.  This modification became effective on November 23, 2018, upon which ADR holders received two additional ADSs for each ADS held as of the record date of November 15, 2018. Additionally, the existing ADRs, as of the effective date continued to be valid and were not exchanged for new ones.

Payments by the Depositary

The Depositary has agreed to reimburse us for certain reasonable expenses related to the ADS program, subject to a cap agreed between the Depositary and us.  These reimbursable expenses currently include, but are not limited to, legal fees, NYSE listing fees, investor relations servicing, investor related presentations, ADR-related advertising and public relations in those jurisdictions in which the ADRs may be listed or otherwise quoted for trading, and accountants’ fees in relation to our regulatory filings. During the year ended December 31, 2018, we received gross reimbursements from the depositary for an amount of U.S.$14,531.12.

PART II

Item 13                                   Defaults, Dividend Arrearages and Delinquencies

None.

Item 14                                   Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15                                   Controls and Procedures

(a) Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2018.

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

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2018.  In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO — 2013 framework) in Internal Control-Integrated Framework.

Based on our assessment and those criteria, management believes that the company maintained effective internal control over financial reporting as of December 31, 2018.

(c) Report of Independent Registered Public Accounting Firm on Internal Controls

Ernst & Young Servicios Profesionales de Auditoría y Asesorías SpA (“EY Audit SpA”), the independent registered public accounting firm that has audited our financial statements, has issued an attestation report on our internal control over financial reporting as of December 31, 2018.  This attestation report appears on page F-3 of our audited consolidated financial statements as of and for the year ended December 31, 2018.

(d) Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2018 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C               Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, EY Audit SpA, during the fiscal years ended December 31, 2016, 2017 and 2018:

	Year ended December 31,
	2016		2017		2018
	(in millions of Ch$)
Audit fees	Ch$	852	Ch$	760	Ch$	756
Audit-related fees	—		—		—
Tax fees	29		10		42
Other fees	448		101		129
Total fees	Ch$	1,329	Ch$	871	Ch$	927

“Audit fees” in the above table are the aggregate fees billed by EY Audit SpA in connection with the audit of our annual financial statements.  This line item includes:  (i) audit of our statutory accounts, and audit of the consolidated financial statements required by Item 18 of Form 20-F and limited reviews of financial statements, (ii) reviews and issuances of comfort letters and (iii) other local attestation reports required by local regulators.

“Audit-related fees” in the above table are the aggregate fees billed  by EY Audit SpA for assurance and related services that are reasonably related to the performance of the audit or review of the Bank’s financial statements and are not reported under “audit fees”.  Services such as (i) attestation reports not required by statute or regulations and (ii) merger and acquisition due diligence are included on this line item.  During 2016, 2017 and 2018, there were no such services rendered.

“Tax fees” in the above table are the aggregate fees billed by EY Audit SpA for permitted tax advisory and tax compliance services.

“All Other fees” incurred in 2016, 2017 and 2018 were related to certain consulting services such as:  (i) operational risk assessment, (ii) foreign regulations compliance, and (iii) advisory services.

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

Item 16D               Exemptions from the Listing Standards for Audit Committees

Mr. Jaramillo serves on our directors/audit committee in reliance upon the exemption from the independence requirements contained in Rule 10A-3(b)(1)(iv)(D).  We do not believe that such reliance would materially adversely affect the ability of the directors/audit committee to act independently and to satisfy the other requirements of Rule 10A-3.

Item 16E               Purchases of Equity Securities by the Issuer and Affiliated Purchasers

We did not make any purchases of our previously issued shares during the fiscal year ended December 31, 2018.

Item 16F                Change in Registrant’s Certifying Accountant

Not Applicable.

Item 16G              Corporate Governance

Pursuant to Section 303A.11 of the Listed Company Manual of the NYSE, we are required to provide a summary of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the NYSE listing standards.  We are a Chilean bank with shares listed on the Santiago Stock Exchange, the Chilean Electronic Stock Exchange and ADSs listed on the New York Stock Exchange.  Our corporate governance practices are governed by our bylaws, the General Banking Act, the Chilean Corporations Law, the Securities Market Law, and the regulations issued by the SBIF.  Therefore, you may not have the same protections afforded to shareholders of U.S. companies under the NYSE listing standards.

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

December 31, 2017 and 2018

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

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of Banco de Chile

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Banco de Chile and subsidiaries (the “Bank”) as of December 31, 2018 and 2017, the related consolidated statements of income, other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Bank as of December 31, 2018 and 2017, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Bank’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 25, 2019 expressed an unqualified opinion thereon.

Adoption of IFRS 9 Financial Instruments

As discussed in Notes 4 and 5 to the consolidated financial statements, in 2018 the Bank changed its method of accounting for financial instruments due to the adoption of IFRS 9 Financial Instruments.

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

April 25, 2019

EY Chile Avda. Presidente Riesco 5435, piso 4, Santiago	Tel: +56 (2) 2676 1000 www.eychile.cl

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of Banco de Chile

Opinion on Internal Control over Financial Reporting

We have audited Banco de Chile and subsidiaries’ internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Banco de Chile and subsidiaries (the “Bank”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Bank as of December 31, 2018 and 2017, the related consolidated statements of income, other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes and our report dated April 25, 2019 expressed an unqualified opinion thereon.

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

/s/EY Audit SpA

Santiago, Chile

April 25, 2019

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2017 and 2018

(Expressed in millions of Chilean pesos unless otherwise specified)

		2017	2018	2018
	Notes	MCh$	MCh$	ThUS$
ASSETS
Cash and due from banks	7	1,057,393	880,081	1,268,860
Transactions in the course of collection	7	255,968	289,194	416,946
Financial assets held-for-trading	8	1,538,578	1,745,366	2,516,387
Cash collateral on securities borrowed and reverse repurchase agreements	9	91,641	97,289	140,267
Derivative instruments	10	1,247,941	1,513,947	2,182,738
Loans and advances to banks	11	760,021	1,494,384	2,154,533
Loans to customers, net	12	24,955,692	27,341,254	39,419,340
Financial assets available-for-sale	13	1,526,315	—	—
Financial assets at fair value through other comprehensive income	13	—	1,053,191	1,518,441
Investments in other companies	14	35,771	42,252	60,917
Intangible assets	15	72,455	85,471	123,228
Property and equipment	16	216,259	215,872	311,234
Investments properties	17	14,306	13,938	20,095
Current tax assets	18	23,032	677	976
Deferred tax assets, net	18	161,265	192,840	278,028
Other assets	19	604,800	651,691	939,577
TOTAL ASSETS		32,561,437	35,617,447	51,351,567
LIABILITIES
Current accounts and other demand deposits	20	8,915,706	9,584,488	13,818,466
Transactions in the course of payments	7	29,871	44,436	64,066
Cash collateral on securities lent and repurchase agreements	9	195,392	303,820	438,034
Saving accounts and time deposits	21	10,067,778	10,656,174	15,363,573
Derivate instruments	10	1,392,995	1,528,234	2,203,336
Borrowings from financial institutions	22	1,195,028	1,516,759	2,186,792
Debt issued	23	6,488,975	7,475,552	10,777,901
Other financial obligations	24	137,163	118,014	170,147
Current tax liabilities	18	3,453	20,924	30,167
Provisions	25	194,537	203,946	294,040
Employee benefits	26	86,628	92,579	133,476
Other liabilities	27	308,563	398,805	574,978
TOTAL LIABILITIES		29,016,089	31,943,731	46,054,976
EQUITY
Attributable to equity holders of the parent:
Capital		2,271,401	2,418,833	3,487,360
Reserves		809,557	860,034	1,239,957
Other comprehensive income		127	(28,334)	(40,851)
Retained earnings:
Retained earnings from previous periods		64,986	(1,989)	(2,868)
Income for the year		572,080	603,633	870,290
Less:
Provisions for minimum dividend		(172,804)	(178,462)	(257,298)
SUBTOTAL EQUITY		3,545,347	3,673,715	5,296,590
Non-controlling interest		1	1	1
TOTAL EQUITY	29	3,545,348	3,673,716	5,296,591
TOTAL LIABILITIES AND EQUITY		32,561,437	35,617,447	51,351,567

The accompanying notes 1 to 45 are an

integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

As of December 31, 2016, 2017 and 2018

(Expressed in millions of Chilean pesos unless otherwise specified)

		2016	2017	2018	2018
	Notes	MCh$	MCh$	MCh$	ThUS$

A. STATEMENT OF INCOME
Interest revenue	30	1,916,992	1,886,700	2,000,617	2,884,396
Interest expense	30	(690,259)	(652,005)	(679,640)	(979,873)
Net interest income		1,226,733	1,234,695	1,320,977	1,904,523

Income from fees and commissions	31	441,043	471,702	505,114	728,250
Expense from fees and commissions	31	(119,772)	(124,028)	(145,159)	(209,284)
Net fees and commissions income		321,271	347,674	359,955	518,966

Net financial operating income	32	128,575	(29,661)	117,142	168,890
Foreign exchange transactions, net	33	12,405	104,875	2,701	3,894
Other operating income	38	28,575	29,959	45,295	65,304
Total operating revenues		1,717,559	1,687,542	1,846,070	2,661,577

Provision for loan losses	34	(259,263)	(221,255)	(251,323)	(362,346)
OPERATING REVENUES, NET OF PROVISIONS FOR LOAN LOSSES		1,458,296	1,466,287	1,594,747	2,299,231

Personnel expenses	35	(417,918)	(409,331)	(440,630)	(635,280)
Administrative expenses	36	(306,344)	(311,455)	(331,477)	(477,908)
Depreciation and amortization	37	(35,575)	(37,536)	(37,681)	(54,326)
Impairment property and equipment and ECL allowances over financial instruments at fair value through OCI	37	(274)	(166)	1,218	1,756
Other operating expenses	39	(26,936)	(25,868)	(29,586)	(42,656)
TOTAL OPERATING EXPENSES		(787,047)	(784,356)	(838,156)	(1,208,414)

NET OPERATING INCOME		671,249	681,931	756,591	1,090,817

Income attributable to associates	14	4,014	5,511	6,811	9,820
Income before income taxes		675,263	687,442	763,402	1,100,637
Income taxes	18	(100,212)	(115,361)	(159,768)	(230,346)
NET INCOME FOR THE YEAR		575,051	572,081	603,634	870,291

Attributable to:
Equity holders of the parent		575,051	572,080	603,633	870,290
Non-controlling interest		—	1	1	1

Net income per share from continued operations attributable to equity holders of the parent:	29	Ch$	Ch$	Ch$	US$
Basic net income per share		5.69	5.66	5.98	0.01
Diluted net income per share		5.69	5.66	5.98	0.01

The accompanying notes 1 to 45 are an

integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME

As of December 31, 2016, 2017 and 2018

(Expressed in millions of Chilean pesos unless otherwise specified)

		2016	2017	2018	2018
	Notes	MCh$	MCh$	MCh$	ThUS$
B. CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

NET INCOME FOR THE YEAR		575,051	572,081	603,634	870,291

Other comprehensive income that will be reclassified subsequently to profit or loss

Net unrealized gains (losses):
Net change in unrealized gains (losses) on financial instruments at fair value through OCI	13	(52,345)	4,775	(13,878)	(20,009)
Gains and losses on derivatives held as cash flow hedges	10	(50,481)	14,979	(30,943)	(44,612)
Cumulative translation adjustment		(59)	—	—	—
Subtotal Other comprehensive income before income taxes		(102,885)	19,754	(44,821)	(64,621)

Income tax		24,690	(5,120)	12,112	17,463

Total other comprehensive income items that will be reclassified subsequently to profit or loss		(78,195)	14,634	(32,709)	(47,158)

Other comprehensive income that will not be reclassified subsequently to profit or loss

Actuarial gains (losses)		169	164	(127)	(183)

Subtotal other comprehensive income before income taxes		169	164	(127)	(183)

Income taxes		(45)	(45)	35	50

Total other comprehensive income items that will not be reclassified subsequently to profit or loss		124	119	(92)	(133)

Subtotal other comprehensive income		(78,071)	14,753	(32,801)	(47,291)

TOTAL CONSOLIDATED COMPREHENSIVE INCOME		496,980	586,834	570,833	823,000

Attributable to:
Equity holders of the parent		496,980	586,833	570,832	822,999
Non-controlling interest		—	1	1	1

The accompanying notes 1 to 45 are an

integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

for the years ended December 31, 2016, 2017 and 2018

(Expressed in millions of Chilean pesos unless otherwise specified)

			Reserves		Other comprehensive income			Retained earnings
		Paid-in capital	Other reserves	Reserves from earnings	Unrealized gains (losses) on financial assets at FV through OCI	Cumulative translation adjustment	Cash flow hedge adjustment	Retained earnings from previous periods	Income for the year	Provision for minimum dividends	Attributable to equity holders of the parent	Non-controlling interest	Total equity
	Notes	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2016		2,041,173	98,845	464,426	45,815	59	17,814	64,986	609,903	(167,699)	3,175,322	3	3,175,325
Capitalization of retained earnings		96,874	—	—	—	—	—	—	(96,874)	—	—	—	—
Retention (release) earnings		—	—	146,375	—	—	—	—	(146,375)	—	—	—	—
Defined benefit plans adjustment		—	124	—	—	—	—	—	—	—	124	—	124
Capital increase investment in other companies		—	1	—	—	—	—	—	—	—	1	—	1
Dividends distributions and paid	29	—	—	—	—	—	—	—	(366,654)	167,699	(198,955)	(2)	(198,957)
Cumulative translation adjustment		—	—	—	—	(59)	—	—	—	—	(59)	—	(59)
Valuation adjustment on financial assets at FV through OCI (net)		—	—	—	(39,770)	—	—	—	—	—	(39,770)	—	(39,770)
Cash flow hedge adjustment, net		—	—	—	—	—	(38,366)	—	—	—	(38,366)	—	(38,366)
Income for the year	29	—	—	—	—	—	—	—	575,051	—	575,051	—	575,051
Provision for minimum dividends		—	—	—	—	—	—	—	—	(165,675)	(165,675)	—	(165,675)
Balances as of December 31, 2016		2,138,047	98,970	610,801	6,045	—	(20,552)	64,986	575,051	(165,675)	3,307,673	1	3,307,674
Balances as of January 1, 2017		2,138,047	98,970	610,801	6,045	—	(20,552)	64,986	575,051	(165,675)	3,307,673	1	3,307,674
Capitalization of retained earnings		133,354	—	—	—	—	—	—	(133,354)	—	—	—	—
Retention (release) earnings		—	—	99,663	—	—	—	—	(99,663)	—	—	—	—
Defined benefit plans adjustment		—	123	—	—	—	—	—	—	—	123	—	123
Dividends distributions and paid	29	—	—	—	—	—	—	—	(342,034)	165,675	(176,359)	(1)	(176,360)
Valuation adjustment on financial assets at FV through OCI (net)	29	—	—	—	3,476	—	—	—	—	—	3,476	—	3,476
Cash flow hedge adjustment, net	29	—	—	—	—	—	11,158	—	—	—	11,158	—	11,158
Income for the year	29	—	—	—	—	—	—	—	572,080	—	572,080	1	572,081
Provision for minimum dividends	29	—	—	—	—	—	—	—	—	(172,804)	(172,804)	—	(172,804)
Balances as of December 31, 2017		2,271,401	99,093	710,464	9,521	—	(9,394)	64,986	572,080	(172,804)	3,545,347	1	3,545,348
Impact of adopting IFRS 9	5	—	—	—	4,249	—	—	(66,975)	—	—	(62,726)	—	(62,726)
Restated balances as of January 1, 2018		2,271,401	99,093	710,464	13,770	—	(9,394)	(1,989)	572,080	(172,804)	3,482,621	1	3,482,622
Capitalization of retained earnings		147,432	—	—	—	—	—	—	(147,432)	—	—	—	—
Retention (release) earnings		—	—	50,569	—	—	—	—	(50,569)	—	—	—	—
Dividends distributions and paid	29	—	—	—	—	—	—	—	(374,079)	172,804	(201,275)	(1)	(201,276)
Defined benefit plans adjustment		—	(92)	—	—	—	—	—	—	—	(92)	—	(92)
Cash flow hedge adjustment, net	29	—	—	—	—	—	(22,589)	—	—	—	(22,589)	—	(22,589)
Valuation adjustment on financial assets at FV through OCI (net)	29	—	—	—	(10,121)	—	—	—	—	—	(10,121)	—	(10,121)
Income for the year	29	—	—	—	—	—	—	—	603,633	—	603,633	1	603,634
Provision for minimum dividends	29	—	—	—	—	—	—	—	—	(178,462)	(178,462)	—	(178,462)
Balances as of December 31, 2018		2,418,833	99,001	761,033	3,649	—	(31,983)	(1,989)	603,633	(178,462)	3,673,715	1	3,673,716

The accompanying notes 1 to 45 are an

integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2016, 2017 and 2018

(Expressed in millions of Chilean pesos unless otherwise specified)

		2016	2017	2018	2018
	Notes	MCh$	MCh$	MCh$	ThUS$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the year		575,051	572,081	603,634	870,291
Items that do not represent cash flows:
Depreciation and amortization	37	35,575	37,536	37,681	54,327
Impairment property and equipment and ECL allowances over financial instruments at fair value through OCI	37	274	166	(1,218)	(1,756)
Provision for loan losses	34	306,214	271,442	309,861	446,743
Provisions for contingent loan risks	34	(109)	(710)	2,041	2,943
Fair value adjustment of financial assets held-for-trading		(2,394)	1,614	(663)	(956)
Provision for deferred income taxes	18	(35,202)	14,314	(4,582)	(6,606)
Income attributable to associates	14	(4,019)	(5,511)	(6,811)	(9,820)
Net gain on sales of assets received in lieu of payment	38	(2,978)	(1,941)	(3,650)	(5,262)
Net gain loss on sales of property and equipment		(183)	(623)	(3,632)	(5,236)
Other charges (credits) to income that do not represent cash flows		(14,139)	543	(4,990)	(7,194)
(Gain) loss from foreign exchange transactions of other assets and other liabilities		28,892	38,374	(116,121)	(167,418)
Other adjustments in interest and fee accruals		(147,643)	(54,294)	160,103	230,829

Changes in assets and liabilities that affect operating cash flows:
(Increase) decrease in loans and advances to banks, net		221,556	413,570	(734,330)	(1,058,723)
(Increase) decrease in loans to customers, net		(1,035,767)	(462,358)	(2,686,038)	(3,872,605)
(Increase) decrease in financial assets held-for-trading, net		(512,572)	(110,935)	(121,167)	(174,693)
(Increase) decrease in other assets and liabilities		86,771	12,958	(138,055)	(199,041)
Increase (decrease) in current accounts and other demand deposits		(4,529)	594,306	668,521	963,842
Increase (decrease) in payables from repurchase agreements and security lending		21,725	(20,474)	98,570	142,114
Increase (decrease) in saving accounts and time deposits		635,156	(441,174)	579,827	835,967
Proceeds from sale of assets received in lieu of payment		10,860	13,679	26,274	37,881
Total cash flows from operating activities		162,539	872,563	(1,334,745)	(1,924,373)

CASH FLOWS FROM INVESTING ACTIVITIES:
(Increase) decrease in financial assets at fair value through other comprehensive income		563,457	(1,142,796)	464,060	669,060
Purchases of property and equipment	16	(27,819)	(23,224)	(28,065)	(40,463)
Proceeds from sales of property and equipment		220	652	3,640	5,248
Purchases of intangible assets	15	(11,248)	(18,779)	(23,512)	(33,899)
Investments in other companies	14	(1,129)	—	—	—
(Increase) decrease in other assets and liabilities		(867)	—	—	—
Dividends received from investments in other companies	14	667	484	411	593
Total cash flows from investing activities		523,281	(1,183,663)	416,534	600,539

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of mortgage financial bonds		(8,552)	(5,818)	(4,388)	(6,326)
Proceeds from bond issuances	23	1,420,037	1,399,001	2,157,587	3,110,708
Redemption from bond issuances		(1,281,182)	(1,024,758)	(1,436,232)	(2,070,692)
Dividends paid	29	(366,654)	(342,034)	(374,079)	(539,330)
Increase (decrease) in borrowings from foreign financial institutions		(489,157)	154,552	320,635	462,277
Increase (decrease) in other financial obligations		17,467	(44,938)	(8,753)	(12,620)
Increase (decrease) in borrowings from Central Bank of Chile		(3)	(2)	(1)	(1)
Other long-term borrowings		17,808	8	15	22
Payment of other long-term borrowings		(21,359)	(3,349)	(9,814)	(14,149)
Total cash flows from financing activities		(711,595)	132,662	644,970	929,889

TOTAL NET POSITIVE (NEGATIVE) CASH FLOWS FOR THE YEAR		(25,775)	(178,438)	(273,241)	(393,945)
Net effect of exchange rate changes on cash and cash equivalents		(28,892)	(38,374)	116,121	167,418
Cash and cash equivalents at beginning of year		1,709,877	1,655,210	1,438,398	2,073,815
Cash and cash equivalents at end of year	7	1,655,210	1,438,398	1,281,278	1,847,288
Supplemental disclosure of cash flow information:
Cash received (paid ) during the year for:
Income taxes (paid) received		(18,012)	13,851	20,513	29,575
Interest received		1,816,477	1,928,523	1,881,766	2,713,042
Interest paid		(737,387)	(753,379)	(400,686)	(577,690)

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

Banco de Chile (“Banco de Chile” or the “Bank”) is a Corporation organized under the laws of the Republic of Chile, regulated by the Superintendency of Banks and Financial Institutions (“SBIF”). Banco de Chile also complies with the regulations published by the United States Securities and Exchange Commission (“SEC”) from which the Bank is also subject to its supervision since 2001, due to its registration in the New York Stock Exchange (“NYSE”) through its American Depositary Receipt (“ADR”) program.

Banco de Chile offers a broad range of banking services to its customers, ranging from individuals to large corporations. The services are managed in large corporate banking, middle and small corporate banking, personal banking services and in retail groups. Additionally, the Bank offers international as well as treasury banking services. The Bank’s subsidiaries provide other services including securities brokerage, mutual fund management, factoring, insurance brokerage, financial advisory and securitization.

Banco de Chile’s legal address is Ahumada 251, Santiago, Chile and its website is www.bancochile.cl.

The consolidated financial statements of the Bank for the year ended December 31, 2018 were authorized for issuance in accordance with the directors’ resolution on April 25, 2019.

2.              Summary of Significant Accounting Policies:

(a)         Basis of preparation:

The Bank’s consolidated financial statements for the years 2016, 2017 and 2018 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Bank presents its statement of financial position broadly in order of liquidity. An analysis regarding recovery or settlement within 12 months after the statement of financial position date (current) and more than 12 months after the statement of financial position date (non—current) is presented in note No. 42.

The consolidated financial statements comprise the consolidated statement of comprehensive income and the consolidated statements of financial position, changes in equity, cash flows and the related notes. The consolidated financial statements have been prepared under the historical cost convention, except for financial assets at fair value through other comprehensive income, financial assets held for trading measured at fair value through profit or loss and derivative contracts, which have been measured at fair value.

The consolidated statement of cash flows shows the changes in cash and cash equivalents arising from operating activities, investing activities and financing activities during the period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.              Summary of Significant Accounting Policies, continued:

(b)         Basis of consolidation:

The financial statements of Banco de Chile as of and for the years ended December 31, 2017 and 2018 have been consolidated with those of its subsidiaries. The financial statements of the bank’s subsidiaries are prepared for the same reporting year as for Banco de Chile, using consistent accounting policies.

(i)             Subsidiaries

Consolidated financial statements as of December 31, 2017 and 2018 incorporate financial statements of the Bank and its subsidiaries. According IFRS 10 —“Consolidated Financial Statements”, control requires exposure or rights to variable returns and the ability to affect those returns through power over an investee. Specifically the Bank has power over the investee when it has existing rights that give it the ability to direct the relevant activities of the investee.

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

2.              Summary of Significant Accounting Policies, continued:

(b)         Basis of consolidation, continued:

(i)             Subsidiaries, continued:

The following table details the entities in which the Bank, directly or indirectly — owns a controlling interest and that are therefore consolidated in these financial statements:

				Interest Owned
				Direct		Indirect		Total
			Functional	2017	2018	2017	2018	2017	2018
RUT	Subsidiaries	Country	Currency	%	%	%	%	%	%
96,767,630-6	Banchile Administradora General de Fondos S.A.	Chile	Ch$	99.98	99.98	0.02	0.02	100.00	100.00
96,543,250-7	Banchile Asesoría Financiera S.A.	Chile	Ch$	99.96	99.96	—	—	99.96	99.96
77,191,070-K	Banchile Corredores de Seguros Ltda.	Chile	Ch$	99.83	99.83	0.17	0.17	100.00	100.00
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Ch$	99.70	99.70	0.30	0.30	100.00	100.00
96,932,010-K	Banchile Securitizadora S.A.	Chile	Ch$	99.01	99.01	0.99	0.99	100.00	100.00
96,645,790-2	Socofin S.A.	Chile	Ch$	99.00	99.00	1.00	1.00	100.00	100.00

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

After the application of the equity method, the Bank determines whether it is necessary to recognize impairment loss on the Bank’s investment in an associate. The Bank determines at each reporting date whether there is objective evidence, considering information from internal and external sources, that the investment in the associate is impaired. If this is the case, the Bank calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount in its income statement under the line “Income attributable to associates”.

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

•                  Artikos Chile S.A.

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

As of December 31, 2017 and 2018, the Bank does not control and therefore does not consolidate any SPEs.

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

Some accounting matters particularly involve uncertainties and therefore require a considerable degree of estimation and critical judgment when applying accounting policies. Details on the use of estimates and judgment and their effect on the amounts recognized in the financial statements are included in the following notes:

•                  Impairment of loans (Notes No. 11, No. 12 and No. 34)

•                  Impairment of instruments at fair value through OCI (Note No. 13)

•                  Impairment of contingent loan risks (Note No. 25)

•                  Useful lives of intangible assets, property and equipment and investment properties (Notes No. 15, No. 16 and No. 17)

•                  Goodwill valuation (Note No. 15)

•                  Deferred taxes and income taxes (Note No. 18)

•                  Provisions (Note No. 25)

•                  Employee benefits (Note No. 26)

•                  Commitments and contingencies (Note No. 28)

•                  Fair value of financial assets and liabilities (Note No. 41)

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

These bases or methods include the following:

(i)             Initial recognition

The Bank and its subsidiaries recognize loans to customers, trading and investment securities, deposits, debt issued and subordinated liabilities on the date they originated. Purchases and sales of financial assets performed on a regular basis are recognized as of the trade date on which the Bank committed to purchase or sell the asset. All other assets and liabilities (including assets and liabilities at fair value through profit or loss) are initially recognized as of the trade date on which the Bank becomes a party to the contractual provisions of the instrument.

Financial assets or liabilities are initially recognized at fair value plus transaction costs directly attributable to their purchase or issuance, except in the case of financial assets and financial liabilities recorded at fair value through profit or loss (FVPL).

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

(c.i)        If it has not retained control, the financial asset will be derecognized and any rights or obligations created or retained upon transfer will be recognized separately as assets or liabilities.

(c.ii)     If the entity has retained control, it will continue to recognize the financial asset to the extent of its continuing involvement in the financial asset.

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

(iv)      Measurement categories of financial assets and liabilities

From January 1, 2018, the Bank classifies all of its financial assets based on the business model for managing these assets and each asset’s contractual terms, measured at either, amortized cost, fair value through other comprehensive income (FVOCI) or fair value through profit or loss (FVPL).

The Bank classifies and measures its trading portfolio at FVPL as explained in Note No. 2 (g) (ii). The Bank may designate financial instruments at FVPL, if such designation eliminates or significantly reduces measurement or recognition inconsistencies.

Before January 1, 2018, the Bank classified its financial assets as loans and receivables (amortized cost), FVPL or available-for-sale.

Financial liabilities, other than loan commitments and financial guarantees, are measured at amortized cost or at FVPL when they are held for trading and derivative instruments or the fair value designation is applied.

Fair value measurements

The fair value of a financial instrument is the price that would be received to sell an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. The most objective and common fair value is the price that you would pay on an active, transparent and deep market (“quoted price” or “market price”).

When available, the Bank estimates the fair value of an instrument using quoted prices in an active market for that instrument. A market is considered active if quoted prices are readily and regularly available and represent actual and regularly occurring market transactions on an arm’s length basis.

If a market for a financial instrument is not active, the Bank establishes fair value using a valuation technique. These valuation techniques include the use of recent market transactions between interested and duly informed parties that act in mutual independence conditions, if available, as well as references to the fair value of other instruments that are substantially the same, discounted cash flows and options pricing models.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.              Summary of Significant Accounting Policies, continued:

(f)           Financial asset and liability valuation criteria, continued:

(iv)      Measurement categories of financial assets and liabilities, continued:

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

The Bank’s fair value disclosures are included in Note No. 41.

(g)          Financial assets and liabilities per financial statement line items:

(i)             Due from banks, Loans to customers, Financial investments at amortized cost

Before January 1, 2018, due from banks and loans to customers include non—derivative financial assets with fixed or determinable payments, such as domestic banks and foreign banks including the Chilean Central Bank.

After initial measurement, amounts of due from banks and loans to customers are subsequently measured at amortized cost using the effective interest rate (EIR), less allowances for impairment. Amortized cost was calculated by taking into account any discount or premium on acquisition and fees and costs that are an integral part of the EIR. The amortization was included in interest revenue in the income statement. The losses arising from impairment were recognized in the income statement in provisions for loan losses.

From January 1, 2018, the Bank continues measuring due from banks, loans to customers and other financial investments at amortized cost as long as the following conditions are met:

•                  The financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows from them.

•                  The contractual terms of the financial asset give rise on specified dates on which cash flows are to be received and such cash flows are solely payments of principal and interest (SPPI) on the principal amount outstanding.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.              Summary of Significant Accounting Policies, continued:

(g)          Financial asset and liability per financial statement line items, continued:

(ii)          Financial assets held-for-trading:

Financial assets held-for-trading are securities acquired in order to generate profits from short-term price fluctuations or as a result of brokerage activities, or which are part of a portfolio on which a short-term profit-generating pattern exists. This item includes mainly Central Bank bonds and deposits from domestic banks.

Financial assets held-for-trading are stated at their fair market value as of the Statement of Financial Position date. Gains or losses from their fair market value adjustments, as well as gains or losses from trading activities, are included in “Net financial operating income” in the Consolidated Statement of Comprehensive Income. Dividends, interest and indexations are reported as “Net financial operating income” in the Consolidated Statement of Comprehensive Income.

All purchases and sales of financial assets held-for-trading that must be executed within the period established by market regulations or conventions are recorded using the trade date, which is the date on which the purchase or sale of the asset is committed. Any other purchase or sale is treated as a derivative (forward) until settlement occurs.

(iii)       Financial assets at FVOCI (Policy applicable from January 1, 2018)

These instruments largely comprise assets that had previously been classified as financial investments available-for-sale under IAS 39.

(iii.1)              Debt instruments at FVOCI

The Bank applies the new category under IFRS 9 of debt instruments measured through FVOCI when both of the following conditions are met:

•                  The instrument is held within a business model whose, objective is to collect contractual cash flows and sell financial assets.

•                  The contractual terms of the financial asset meet the SPPI test (described above).

FVOCI debt instruments are measured at fair value with gains and losses arising due to changes in fair value are recognized in Other Comprehensive Income (OCI). Interest income and foreign exchange gains and losses are recognized in profit or loss. The Expected Credit Losses (ECL), which are measured and recorded pursuant to the IFRS 9 adoption, recorded for debt instruments measured at FVOCI does not reduce the carrying amounts of these financial assets, as these remains at fair value in the statement of financial position, but instead, an amount equal to the allowance that would result from the impairment is recognized in OCI, with a corresponding charge to profit or loss. The accumulated loss recognized in OCI is recycled to profit or loss upon the derecognition of the asset.

Where the Bank holds more than one investment in the same security, they are deemed to be disposed of on a first—in first—out basis. On derecognition, cumulative gains or losses previously recognized in OCI are reclassified from OCI to profit or loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.              Summary of Significant Accounting Policies, continued:

(g)          Financial asset and liability per financial statement line items, continued:

(iii)       Financial assets at FVOCI, continued:

(iii.2)              Equity instruments at FVOCI

Upon initial recognition, the Bank occasionally elects to classify irrevocably some of its equity investments as equity instruments at FVOCI when they meet the definition of definition of Equity under IAS 32 “Financial Instruments: Presentation” and are not held for trading. Such classification is determined on an instrument-by instrument basis.

Gains and losses on these equity instruments are never recycled to profit or loss. Dividends are recognized in profit or loss as other operating income. Equity instruments at FVOCI are not subject to an impairment assessment.

(iv)      Lease contracts

Accounts receivable relating to leasing contracts, included under the caption “Loans to customers”, correspond to periodic rent installments of contracts, which meet the definition to be classified as financial leases and are presented at their nominal value net of unearned interest as of each year-end.

(v)         Factoring transactions

This corresponds to invoices and other commercial instruments representative of credit, with or without recourse, received in factoring operations and which are registered to book value plus interest and adjustments until maturity.

In those cases where the transfer of these instruments was made without responsibility of the grantor, the Bank assumes the default risk.

(vi)      Financial guarantees:

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.              Summary of Significant Accounting Policies, continued:

(g)          Financial asset and liability per financial statement line items, continued:

(vii)    Impairment of loans:

(vii.1)  Impairment of financial assets under IAS 39 [Before January 1, 2018]

(a)         Impairment of loans to customer

The Bank assessed whether there was objective evidence that a loan asset or a group of loans were impaired. A loan asset or a group of loans were considered impaired, and impairment losses were incurred if:

a.         There was objective evidence of impairment as a result of a loss event that occurred after the initial recognition of the asset and up to the balance sheet date (“a loss event”);

b.         The loss event had an impact on the estimated future cash flows of the financial asset or the group of financial assets; and,

c.          A reliable estimate of the loss amount could have been made.

The Bank first assessed whether objective evidence of impairment existed for loans that were individually significant. It then assessed collectively for loans that were not individually significant and loans which were significant but for which no objective evidence of impairment was observed as a result of the individual assessment.

(a.i) Allowances for individual evaluations:

An individual analysis of debtors was applied to individuals and companies that were of such significance with respect to size, complexity or level of exposure to the Bank, that they must have been analyzed in detail.

To allow management to determine whether a loss event had been occurred on an individual basis, all significant counterparty relationships were reviewed periodically. This evaluation considered current information and events related to the counterparty, such as whether the counterparty were experiencing significant financial difficulty or in breach of contract as, for example, default or delinquency in interest or principal payments.

The individual evaluation required assigning a risk category to each debtor and its respective loans. This risk category should consider the following factors: industry or sector, group considerations and management, financial situation, payment behavior and payment capacity.

If there was evidence of impairment leading to an impairment loss for an individual counterparty relationship, then the amount of the loss was determined as the difference between the carrying amount of the loan(s), including accrued interest, and the present value of expected future cash flows discounted at the loan’s original effective interest rate or the effective interest rate established upon reclassification to loans, including cash flows that may result from foreclosure less costs for obtaining and selling the collateral. The carrying amount of the loans was reduced by the use of an allowance account and the amount of the loss is recognized in the income statements a component of the provision for credit losses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.              Summary of Significant Accounting Policies, continued:

(g)          Financial asset and liability per financial statement line items, continued:

(vii)       Impairment of loans, continued:

(vii.1)  Impairment of loans under IAS 39 [Before January 1, 2018], continued:

(a)         Impairment of loans, continued:

(a.ii) Allowances for group evaluations:

The collective assessment of impairment were used primarily to establish an allowance amount relating to loans that were either individually significant but for which there was no objective evidence of impairment, or were not individually significant but for which there was, on a portfolio basis, a loss amount that was probable of having occurred and was reasonably estimable. The loss amount had two components.

The first component was an allowance amount representing the incurred losses on the portfolio of smaller balance homogeneous loans, which were loans to individuals and small business customers of the private and retail business. The loans were grouped according to similar credit risk characteristics and the allowance for each group is determined using statistical models based on historical experience. The second component represents an estimate of incurred losses inherent in the group of loans that had not yet been individually identified or measured as part of the smaller-balance homogeneous loans. Loans that were found not to be impaired when evaluated on an individual basis were included in the scope of this component of the allowance.

Once a loan was identified as impaired, although the accrual of interest in accordance with the contractual terms of the loan was discontinued, the accretion of the net present value of the written down amount of the loan due to the passage of time was recognized as interest income based on the original effective interest rate of the loan.

(b)         Impairment of financial assets other than loans

Financial assets were reviewed throughout each year, and especially at each reporting date, to determine whether there is objective evidence of impairment as a result of a loss event that occurred after the initial recognition of the asset, and to determine whether the loss event had had an impact on the estimated future cash flows of the financial asset that could have been reliably calculated.

An impairment loss for financial assets (different to loans to customers) recorded at amortized cost was calculated as the difference between the asset’s carrying amount and the present value of the estimated future cash flows, discounted using the original effective interest rate.

An impairment loss for available-for-sale financial assets was calculated using its fair value, considering fair value changes already recognized in other comprehensive income.

In the case of equity investments classified as available-for-sale financial assets, objective evidence included a significant or prolonged decline in the fair value of the investment below cost. In the case of debt securities classified as available-for-sale and held-to-maturity financial assets, the Bank assessed whether there existed objective evidence for impairment based on the same criteria as for loans.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.              Summary of Significant Accounting Policies, continued:

(g)          Financial asset and liability per financial statement line items, continued:

(vii)   Impairment of loans, continued:

(vii.1)  Impairment of loans under IAS 39 [Before January 1, 2018], continued:

(b)         Impairment of financial assets other than loans, continued:

If there was evidence of impairment, any amount previously recognized in equity, under net gains (losses) not recognized in the income statement, was removed from equity and recognized in the income statement for the period, under net gains (losses) on financial assets available for sale. This amount was determined as the difference between the acquisition cost (net of any principal repayments and amortization) and current fair value of the asset less any impairment loss on that investment previously recognized in the income statement.

When the fair value of the available-for-sale debt security recovered to at least amortized cost it was no longer considered impaired and subsequent changes in fair value were reported in equity.

Individually significant financial assets were individually examined to determine impairment. Remaining financial assets were collectively evaluated in groups that shared similar credit risk characteristics. Both criteria are similar as those described in Note 2(vii.1)(a) Loans to customers to determine impairment individually and group.

All impairment losses were recognized in the income statement. Any cumulative loss related to available-forsale financial assets recognized previously in equity was transferred to the income statement.

An impairment loss was reversed if, in a subsequent period, the fair value of the debt instrument classified as available for sale increased and the increase could be objectively related to an event occurring after the impairment loss was recognized in profit or loss. The amount of the reversal was recognized in profit or loss up to the amount previously recognized as impairment. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available for sale were not reversed through profit or loss.

(vii.2)  Overview of the principles of Expected Credit Loss (ECL) [From January 1, 2018]

With the publication in July 2014 of International Financial Reporting Standard 9 — Financial Instruments (IFRS 9), promulgated by the International Accounting Standards Board (IASB), that came into effect as of January 1, 2018, the calculation of provisions will include not only the impairment incurred but also the future estimates of default and losses.

In this context, and specifically within the scope of the impairment methodology required by IFRS 9 and considering establishing a new provisions calculation framework, the following key elements are identified, among others:

•                  Estimate of expected loss based on a scenario analysis.

•                  Calculation based on three stages, each as described below

•                  Forward looking analysis of macroeconomic factors and their impact in risk parameters, such as GDP growth, unemployment rates and Central Banks interest rates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.              Summary of Significant Accounting Policies, continued:

(g)          Financial asset and liability per financial statement line items, continued:

(vii)       Impairment of loans, continued:

(vii.3)  Expected Credit Loss (ECL)

The expected credit loss reflects the weighted average, across multiple scenarios; for that purposes three scenarios are estimated, for some given probabilities optimistic, central and pessimistic scenarios. Pricing and loan loss provisions should be aligned to those estimates to ensure profitability management of the portfolio.

Unlike IAS39, that proposes the quantification of provisions based on the loss incurred, IFRS9 requires that a provision be recognized on the date a loan is originated based on its expected credit loss.

IFRS9 proposes to calculate the expected credit loss based on the classification of operations in stages:

Stage 1: No significant increase in risk

Financial assets whose credit quality is not significantly deteriorated with respect to their credit risk evaluation at the time of their origination. Twelve months expected losses are recognized. This stage also includes those credits which have been reclassified from stage 2.

Stage 2: With a significant increase in risk

Financial assets that are not in default, however, present a significant increase in risk with respect to the levels anticipated at the time of origination. Stage 2 operations are provisioned considering the financial instrument lifetime; for the discount of the expected losses, the effective rate at the time of origination is used, calculated on the gross amount in the Bank’s books. This stage also includes those credits which have been reclassified from stage 3.

Stage 3: Objective impairment evidence

For financial assets that present evidence of impairment at the closing date of financial statements, the expected credit losses will consider a lifetime approach. The cash flows discount rate used for this stage corresponds to that of the effective interest rate (EIR) applied at the origination of the credit.

POCI:            Purchased or Originated Credit Impaired

Purchased or originated credit impaired (POCI) assets are financial assets that are credit impaired on initial recognition. POCI assets are recorded at fair value at original recognition and interest income is subsequently recognized based on a credit-adjusted EIR. ECLs are only recognized or released to the extent that there is a subsequent change in their expected credit losses.

The classification of the assets is of special relevance due to the different time horizons considered in the calculation of the provision for customers classified in stage 1 and those classified in stage 2.

Therefore, the concept of significant increase in risk (SRI) is relevant since the amount of provision depends on the interpretation of this concept.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.              Summary of Significant Accounting Policies, continued:

(g)          Financial asset and liability per financial statement line items, continued:

(vii)       Impairment of loans, continued:

(vii.3)  Expected Credit Loss (ECL), continued:

Individual classified loans

An individual analysis of debtors is applied to individuals and companies that are of such significance with respect to size, complexity or level of exposure to the Bank that they must be analyzed in detail.

The Bank classifies the debtors and their operations related to loans into one of three categories of loan portfolio: Normal, Substandard and Non-complying Loans. This internal rating considers the quantitative variables used to determine the significant risk increase (SRI) in order to establish the appropriate provisions.

i.                  Normal Loans:

Normal loans correspond to borrowers who are up to date on their payment obligations and no sign of impairment in their credit quality are shown. This situation is reflected in the internal rating that varies from A1 to A6. All exposures rated as A1 to A4 are classified as stage 1 in IFRS9; exposures rated A5 or A6 are also classified as stage 1 whenever they were not issued with a higher rating; in that case, they are classified as stage 2.

ii.               Substandard Loans:

Substandard loans include all borrowers with a significant increase in risk and insufficient payment capacity or significant deterioration of payment capacity that it may be reasonably expected that they will not comply with all principal and interest payments obligations set forth in the credit agreement.

This category also includes all loans that have been non-performing for more than 30 days.

This situation is reflected in the internal rating that varies from B1 to B4. All exposures rated at these levels are classified as stage 2.

iii.            Non-complying Loans:

Non-complying loans correspond to borrowers whose payment capacity is seriously at risk and who have a high likelihood of filing for bankruptcy or are renegotiating credit terms to avoid bankruptcy. This category comprises all loans outstanding from debtors that have at least one installment payment of interest or principal overdue for 90 days or more.

This situation is reflected in the internal rating that varies from C1 to C6. All obligors rated at these levels are classified as stage 3.

Group classified loans

The group analysis is used to analyze a large number of loans whose individual amounts are homogenous and not significant. For this analysis, the Bank uses models based on attributes of the debtors and their loans, and on the behavior of a group of loans. The categories used to classify the debtors correspond to “Normal Loans” and “Non-complying Loans.”

Loans to customers include originated and purchased non-derivative financial assets with fixed or determinable payments that are not quoted on an active market and which the Bank does not intend to sell immediately or in the short-term.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.              Summary of Significant Accounting Policies, continued:

(g)          Financial asset and liability per financial statement line items, continued:

(vii)       Impairment of loans, continued:

(vii.4)  Significant risk increase (quantitative criteria):

Significant increase in risk is determined on a quantitative manner, based on changes in Lifetime Probability of Default (LPD). A loan is impaired whenever LPD at calculation date is significantly greater than LPD estimated at the loan origination date. In order to estimate current LPD, macroeconomic factors and their projections are taken into account.

(vii.5)  Default events

In addition to the quantitative criteria described in the previous section, other aspects are considered as indicators of SRI, for which the following entry conditions to the different stages are considered:

A default event is due whenever payments are past due for more than 90 days or a renegotiated loan is originated after the preceding loan has been past due for more than 60 days.

Default events are identified on a borrower basis, therefore a default event in any exposure triggers a default across any other exposure but not on residential mortgages. Instead, residential mortgages do trigger a default event on every other exposure.

In these cases loans are classified at stage 3.

(vii.6)  Probation period:

Probation periods have been set in order to regulate transitions from stage 3 to stage 2, and from stage 2 to stage 1 as well. Transitions from stage 3 to stage 1 are not allowed. Transitions are determined on a monthly basis.

• Transitions from stage 2 to stage 1: Exposures in stage 2 should not have a significant increase in risk (in those terms abovementioned in order to classify them as stage 2) during the previous 4 months to the reporting date.

• Transitions from stage 3 to stage 2: Probation period is aligned with local statutory accounting, therefore it should accomplish the following criteria:

•   No obligation of the debtor shows a delay in its payment of more than 30 calendar days.

•   Have not been granted new refinancing to pay the obligations.

•   At least one of the payments made includes capital amortization.

•   If the debtor has some credit with partial payments in periods of less than six months, at least two payments have been made.

•   If the debtor must pay monthly instalments for one or more credits, at least four consecutive instalments have been paid.

•   All debtor obligations across the Chilean financial system are current, except for insignificant amounts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.              Summary of Significant Accounting Policies, continued:

(g)          Financial asset and liability per financial statement line items, continued:

(vii)       Impairment of loans, continued:

(vii.7)  The ECL calculation

The Bank calculates the ECL based on probability-weighted scenarios to measure the expected credit losses discounted at its effective interest rate (EIR). Losses are defined as the difference between the cash flows expected to be received by the Bank versus the contractual cash flows.

For the calculation of the ECL, the following key parameters should be considered:

•                  Probability of Default (PD)

The PD parameter is an estimate of the probability with which a client will fall into the non-performing portfolio within a certain time horizon. Point in time estimates are used. Depending on the stage on wich the exposure is classified, the time horizon may vary from one year (for stage 1) to lifetime (for stage 2). Naturally, stage 3 exposures carry a PD = 1.

•                  Exposure at Default (EAD) and Credit Conversion Factor (CCF)

The exposure at default (EAD) parameter represents an estimate of the outstanding debt at the time of a customer’s default. This debt can be either an asset or a contingent exposure. The latter includes unused limits on revolving facilities such as credit cards, lines of credit,  Letters of Credit, etc; in such cases unused limits are weighted by its CCF, which is an estimate of further utilization before default time.

•                  Loss given default (LGD)

The Loss Given the Default (LGD) parameter is defined as the expectated value of the losses that an operation would have in case of default. It is expressed as a percentage of the EAD. For its calculation inflows (payments) and outflows are considered.

(viii)               Loans write-off

Criteria under which loans are written-off when collection efforts have been exhausted, but not later than the following maximum periods:

Type of Loan	Term
Consumer loans — secured and unsecured	6 months
Other transactions — unsecured	24 months
Commercial loans — secured	36 months
Residential mortgage loans	48 months
Consumer leases	6 months
Other non-real estate lease transactions	12 months
Real estate leases (commercial or residential)	36 months

The term represents the time elapsed by a loan from the date on which the unpaid collection or portion is in default.

Cash recoveries on written-off loans are recorded directly through the income statement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.              Summary of Significant Accounting Policies, continued:

(g)          Financial asset and liability per financial statement line items, continued:

(ix)                               Renegotiated loans:

The Bank attempts to restructure loans rather than to take possession of collateral when economically convenient. This may involve extending the payment arrangements and the agreement of new loan conditions. After having renegotiated the terms, any impairment is measured using the original effective interest rate as calculated before the modification of terms and the loan is no longer considered past due. Renegotiated loans are continuously reviewed by management to ensure that all criteria are met and that future payments are likely to occur. The loans continue to be subject to an individual or collective impairment assessment, calculated using the loan’s original effective interest rate.

(x)                                  Collateral valuation:

The Bank seeks to use collateral, where possible, to mitigate its risks on financial assets. The collateral comes in various forms such as mortgages, pledges, securities, other non-financial assets and credit enhancements. The fair value of collateral is generally assessed, at a minimum, at inception through a certified appraiser, considering factors such as location, collateral type, and observable market value, among others; additionally are considered the settlement costs, the time required to sell off the assets and the potential adverse market conditions as well. However, some types of collateral, such as securities, are valued daily. To the extent possible, the Bank uses active market data for valuing financial assets held as collateral. (See Note No. 43 for further analysis of collateral).

For impairment of loans estimates, Collateral is not accounted as an EAD mitigation factor, but as an LGD driver instead.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.              Summary of Significant Accounting Policies, continued:

(h)         Financial and operating leases:

The determination of whether an arrangement is a lease, or it contains a lease, is based on the substance of the arrangement and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

The Bank acting as lessor

Assets leased to customers under agreements which transfer substantially all the risks and rewards of ownership, with or without ultimate legal title, are classified as financial leases. When assets held are subject to a financial lease, the leased assets are derecognized and a receivable is recognized which is equal to the present value of the minimum lease payments, discounted at the interest rate implicit in the lease. Initial direct costs incurred in negotiating and arranging a financial lease are incorporated into the receivable through the discount rate applied to the lease. Financial lease income is recognized over the lease term based on a pattern reflecting a constant periodic rate of return on the net investment in the financial lease.

Assets leased to customers under agreements which do not transfer substantially all the risks and rewards of ownership are classified as operating leases. The leased assets are included within premises and equipment on the Group’s statement of financial position and depreciation is provided on the depreciable amount of these assets on a systematic basis over their estimated useful economic lives. Rental income is recognized on a straight-line basis over the period of the lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized as an expense on a straight-line basis over the lease term.

The Bank acting as lessee

Assets held under financial leases are initially recognized on the balance sheet at an amount equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as a financial lease obligation. The discount rate used in calculating the present value of the minimum lease payments is either the interest rate implicit in the lease, if it is practicable to determine, or the incremental borrowing rate. Contingent rentals are recognized as expense in the periods in which they are incurred. As of December 31, 2017 and 2018, the Bank and its subsidiaries have not signed contracts of this nature.

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

(i)             Interest revenue and expense:

Interest revenue and expenses are recognized in the Consolidated Income Statement using the effective interest rate method. The effective interest rate is the rate which exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or financial liability. To calculate the effective interest rate, the Bank determines cash flows by taking into account all contractual conditions of the financial instrument, excluding future credit losses.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.              Summary of Significant Accounting Policies, continued:

(j)            Fees and commissions:

Revenue and expenses from fees are recognized in the Consolidated Income Statement using the criteria established in IFRS 15 “Revenue from contracts with customers”.

Under IFRS 15, revenues are recognized considering the terms of the contract with customers. Revenue is recognized when or as the performance obligation is satisfied by transferring the goods or services committed to the customer.

Under IFRS 15, revenues are recognized using different criteria depending on their nature. The most significant are:

•                                Those that correspond to a singular act, when the act that originates them takes place.

•                                Those that originate in transactions or services that are extended over time, during the life of such transactions or services.

•                                Commissions on loan commitments and other fees related to credit operations are deferred (together with the incremental costs directly related to the placement) and recognized as an adjustment to the effective interest rate of the placement. In the case of loan commitments, when there is no certainty of the date of effective placement, the commissions are recognized on a linear basis in the duration period of the commitment.

The fees registered by the Bank correspond mainly to:

•                                Commissions for lines of credit and overdrafts: these commissions are accrued in the period in which the lines of credit and overdrafts are granted. The Bank revenues are recognized at a point in time when performance obligation is satisfied.

•                                Commissions for guarantees and letters of credit: these commissions are accrued in the period in which the payment guarantees for real or contingent obligations of third parties are granted. The Bank revenues are recognized over time when performance obligation is satisfied.

•                                Commissions for card services: correspond to commissions earned and accrued during the period, related to the use of credit, debit and other cards. The Bank revenues are recognized at a point in time when performance obligation is satisfied

•                                Commissions for account management: includes commissions for the maintenance of current accounts and other deposit accounts. The Bank revenues are recognized over time when performance obligation is satisfied.

•                                Commissions for collections, collections and payments: correspond to, collection and payments services provided by the Bank. The Bank revenues are recognized at a point in time when performance obligation is satisfied.

•                                Commissions for intermediation and management of securities: correspond to income from brokerage service, placements, administration and custody of securities. The Bank revenues are recognized at a point in time when performance obligation is satisfied.

•                                Remuneration for insurance commercialization: corresponds to income from the sale of insurance. The Bank revenues are recognized over time when performance obligation is satisfied.

•                                Commissions for investments in mutual funds and others: corresponds to commissions originated in the administration of mutual funds. The Bank revenues are recognized at a point in time when performance obligation is satisfied.

•                                Other commissions earned: Income generated by currency exchanges, financial advice, use of distribution channels, use of trademark agreement and placement of financial products and cash transfers, among others. The Bank revenues are recognized at a point in time when performance obligation is satisfied.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.              Summary of Significant Accounting Policies, continued:

(j)            Fees and commissions, continued:

The expense commissions registered by the Bank correspond mainly to:

•             Remuneration for card operations: corresponds to commissions paid for the operation of credit and debit cards.

•             Inter-bank transactions: corresponds to commissions paid to the automatic clearing house for transactions carried out.

•             Commissions for operations with securities: corresponds to commissions for deposit and custody of securities and brokerage of securities are included.

•             Other commissions: corresponds to commissions for collection, payments and other online services are included.

(k)         Cash and cash equivalents:

Cash and short-term deposits in the Statement of Financial Position comprise cash at banks and on hand and short-term deposits with original maturity of three months or less, highly liquid investments that are readily convertible to a known amount of cash, and that are subject to an insignificant risk of changes in value.

The Bank has included as cash and cash equivalents to the account “Cash and due from banks”, plus (minus) the net balance of transactions in the course of collection that are shown in the Consolidated Statement Financial Position, plus short-term resale agreements and investments in fixed-income mutual funds that are presented in “Financial Assets held-for-trading” in the Consolidated Statement of Financial Position.

(l)             Property and equipment:

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

Estimated useful lives for 2017 and 2018 are as follows:

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

(m)     Intangible assets:

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

(n)         Collateral repossessed (assets received in lieu of payment):

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

(o)         Investment Properties:

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

(p)         Deferred taxes and income taxes:

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

(q)         Presentation and functional currency:

The items included in the financial statements of each of the entities of Banco de Chile and its subsidiaries are valued using the currency of the primary economic environment in which it operates (functional currency). The functional currency of Banco de Chile is the Chilean peso, which is also the currency used to present the entity’s consolidated financial statements.

(r)            Transactions in foreign currency:

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

Assets and liabilities in foreign currencies are shown at their equivalent value in Chilean pesos, calculated using the following exchange rates as of December 31, 2017 and 2018: Ch$615.43 and Ch$693.60 to US$1, Ch$5.46 and Ch$6.29 per JPY1, Ch$739.32 and Ch$793.96 per EUR1.

The gain of MCh$2,701 (MCh$104,875 in 2017) for net foreign exchange income shown in the Consolidated Statement of Comprehensive Income includes recognition of the effects of exchange rates variations on assets and liabilities in foreign currency or indexed to exchange rates, and the result of foreign exchange transactions conducted by the Bank and its subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.              Summary of Significant Accounting Policies, continued:

(s)           Debt issued and other financial liabilities:

Financial instruments issued by the Bank, which are not designated at fair value through profit or loss, are classified under “Debt issued”, where the substance of the contractual arrangement results in the Bank having an obligation either to deliver cash or another financial asset to the holder, or to satisfy the obligation other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of equity shares.

After initial measurement, debt issued is subsequently measured at amortized cost using the effective interest rate. Amortized cost is calculated by taking into account any discount or premium on the issue and costs that are an integral part of the effective interest rate.

The Bank applies the same accounting policies for its other financial liabilities.

(t)            Derivative instruments:

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

(t)            Derivative instruments, continued:

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

(u)         Securities lending and borrowed:

The Bank engages in transactions involving repurchase agreements as a form of investment. The securities purchased under these agreements are not recognized on the Bank’s Statement of Financial Position. The consideration paid is recognized under “Receivables from Resale Agreements and Security Lending” reflecting the transaction’s economic substance as a loan granted by the Bank. The difference between the purchase and the resale price is recorded in “Net Interest Income” and is accrued over the duration of the agreement using its effective interest rate. This treatment reflects the economic substance as a loan to the Bank.

The Bank also enters into security repurchase agreements as a form of financing. The securities sold under repurchase agreement at a specific date in the future are not derecognized from the Statement of Financial Position because the Bank retains all the risks and rewards of the ownership of the securities. The corresponding cash received is recognized in the balance sheet as an asset, and the corresponding obligation to return the cash, including any accrued interest, is recognized as a liability under “Payables from Repurchase Agreements and Security Lending”. The difference between the sale and the repurchase price is treated as “Interest Expense” and is accrued over the duration of the agreement using the effective interest rate.

The treatment of secured lending and financing transactions follows the principles laid out above. Securities borrowed are not recorded in the Statement of Financial Position and, securities loaned are not derecognized from the Statement of Financial Position.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.              Summary of Significant Accounting Policies, continued:

(v)         Customer loyalty programs:

The Bank maintains a loyalty program to provide incentives to its customers, which allows acquiring goods and/or services, based on the exchange of prize points (“Dolares-Premio”), which are granted based on the purchases made with Bank’s credit cards and the compliance of certain conditions established in said program. The consideration for the prizes is made by a third party. In accordance with IFRS 15, these associated benefit plans have the necessary provisions to meet the delivery of committed future performance obligations.

(w)       Provisions and contingent liabilities:

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

A contingent asset or liability is any right or obligation that arises from past events whose existence will be confirmed by one or more uncertain future events which are not within the control of the Bank. Contingent assets and liabilities are not recognized in the Statement of Financial Position according to the above mentioned requirements.

(x)         Provisions for minimum dividends:

According with the Compendium of Accounting Standards of the SBIF, the Bank records within liabilities the portion of net income for the year that should be distributed to comply with the Corporations Law or its dividend policy.  For these purposes, the Bank establishes a provision in a complementary equity account within retained earnings.

Distributable net income is considered for the purpose of calculating a minimum dividends provision, which in accordance with the Bank’s bylaws is defined as that which results from reducing or adding to net income the value of price-level restatement for the concept of restatement or adjustment of paid-in capital and reserves for the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.              Summary of Significant Accounting Policies, continued:

(y)         Employee benefits:

(i)                 Staff accrued vacations

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

(iii)           Staff severance indemnities

Banco de Chile has recorded a liability for long-term severance indemnities in accordance with employment contracts it has with certain employees. The liability, which is payable to specified retiring employees with over 30 years of service, is recorded at the present value of the accrued benefits, which are calculated by applying a real discount rate to the benefit accrued as of year-end over the estimated average remaining service period.

Obligations for this defined benefits plan are valued according to the projected unit credit actuarial valuation method, using inputs such as staff turnover rates, expected salary growth in wages and probability that this benefit will be used, discounted at current long-term rates (4.53% as of December 31, 2017 and 4.25% as of December 31, 2018).

The discount rate used corresponds to the rate of 10-year Chilean Central Bank Bonds in pesos (BCP).

Actuarial gains and losses are recognized as other comprehensive income at the end of each reporting period. There is no past service costs that would have to be recognized by the Bank.

(z)          Equity reserves:

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

Unrealized gains (losses) on financial assets at fair value through other comprehensive income:

This item comprises changes in the fair value of these instruments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.              Summary of Significant Accounting Policies, continued:

(aa)  Earnings per share:

Basic earnings per share is determined by dividing net income for the year attributable to the Bank by the average weighted number of shares in circulation during that period.

Diluted earnings per share are determined similarly to basic earnings, but the weighted average number of outstanding shares is adjusted to take into account the potential dilutive effect of the options on shares, warrants and convertible debt.  As of December 31, 2018 and 2017 there are no concepts to adjust.

(ab) Segment reporting:

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

(ac) Fiduciary activities:

The Bank provides trust and other fiduciary services that result in the holding or investing of assets on behalf of the clients. Assets held in a fiduciary capacity are not reported in the financial statements, as they are not the assets of the Bank.

(ad) Identifying and measuring impairment on non-financial assets

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

3.                  New and amended standards and interpretations:

Amendments that resulted from improvements to IFRS to the following standards did not have any impact on the accounting policies, financial position or performance of the Bank:

IAS 28 Investments in Associates and Joint Ventures: Amendments to clarify guidance and wording, or to correct for relatively minor unintended consequences, conflicts or oversights.

IAS 40 Investment Property: Amendment to clarify transfers of property to, or from, investment property.

IFRIC 22 Foreign Currency Transactions and Advance Consideration: Amendment to clarify the accounting for transactions that include the receipt or payment of advance consideration in a foreign currency.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

4.                  Changes in Accounting policies and Disclosures:

The accounting policies adopted in the preparation of these Consolidated Financial Statements are consistent with those used in the preparation of the Bank’s consolidated annual financial statements for the year ended December 31, 2017, except for the adoption of new regulations in effect as of January 1, 2018 as described below.

The Bank adopted, IFRS 15 “Revenue from contracts with customers”, there being no equity effects resulting from its application, therefore, the information disclosed as of December 31, 2017 it has not been restated in these financial statements.

As of the year ended December 31, 2018, the bonus that the Bank negotiated with its employees in collective bargaining process carried out in 2018 was recorded in the “Other assets” account of the line item “Expenses paid in advance” and is amortized with a charge to profit or loss within the term of the collective bargaining agreement and according to the employees permanence at the date of issuance of the financial statements. Before the change, the payment of this benefit directly affected the result for the year. This modification was made because the Bank observed that this disbursement complies with the definition to be considered a right that has the potential to produce economic benefits under the Conceptual Framework (modified) of the IFRS.

The Bank adopted, IFRS 9 “Financial Instruments”, which replaced the guidance in IAS 39. IFRS 9 combines all three aspects of the accounting for financial instruments: (i) the classification and measurement of financial assets and financial liabilities, (ii) the impairment of financial assets, and (iii) general hedge accounting. In addition, amendments were made to IFRS 7 Financial Instruments: Disclosures, which have been adopted at the same time as IFRS 9.

The equity effects as a result of the application of IFRS 9 are attributable to the calculation of allowance for credit losses under the new impairment requirements. There were also differences in the classification of financial assets when compared to the classification under IAS 39 with no significant equity effects. (See Note No. 5 Transition disclosures).

During the year ended December 31, 2018, there have been no others accounting changes that may significantly affect these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

5.                  Transition disclosures:

During the period ended December 31, 2018, Banco de Chile adopted IFRS 9 “Financial Instruments”, which replaces IAS 39 “Financial Instrument: Recognition and Measurement.”

The following information provides a detailed overview of the IFRS 9 transition effects as of January 1, 2018, including the reclassification of IAS 39 carrying amount to the new categories applicable under IFRS 9 and the recognition of the effect of replacing IAS 39’s incurred credit loss calculation with IFRS 9’s ECLs calculation.

(a)         Reclassification and remeasurement of carrying amounts and recognition of ECL upon adoption of IFRS 9.

	As of December 31, 2017		As of January 1, 2018
	IAS 39 Measurement				Remeasurement		IFRS 9 Measurement
	Category	Amount	Reclassification		ECL		Amount	Category
		MCh$	Ref	MCh$	Ref	MCh$	MCh$
ASSETS
Cash and due from banks	L&R	1,057,393		—		—	1,057,393	AC
Transactions in the course of collection	L&R	255,968		—		—	255,968	AC
Financial assets held-for-trading	FVPL	1,538,578		78,069		—	1,616,647	FVPL
From: Other assets			A	78,069		—
Cash collateral on securities borrowed and reverse repurchase agreements	L&R	91,641		—		—	91,641	AC
Derivative instruments	FVPL	1,247,941		—		—	1,247,941	FVPL
Loans and advance to banks	L&R	760,021			D	(508)	759,513	AC
Loans to customers, net	L&R	24,955,692		—	D	(73,817)	24,881,875	AC
Financial assets available-for-sale	L&R	1,526,315		(1,526,315)		—	N/A
To: Financial instruments at fair value through OCI - Equity			B	(10,252)		—
To: Financial instruments at fair value through OCI- Debt			C	(1,516,063)		—
Financial assets at fair value through OCI		N/A		1,526,315		—	1,526,315	FVOCI
From: Financial assets available-for-sale - Equity			B	10,252		—
From: Financial assets available-for-sale - Debt			C	1,516,063		—
Investments in other companies		35,771		—		—	35,771
Intangible assets		72,455		—		—	72,455
Property and equipment		216,259		—		—	216,259
Investments properties		14,306		—		—	14,306
Current tax assets		23,032		—		—	23,032
Deferred tax assets, net		161,265		—	E	23,200	184,465
Other assets		604,800		(78,069)		—	526,731
To: Financial assets held-for-trading			A	(78,069)		—
TOTAL ASSETS		32,561,437		—		(51,125)	32,510,312

AC	Amortized cost
L&R	Loans and Receivables
FVPL	Fair Value through Profit or Loss
FVOCI	Fair Value through Other Comprehensive Income

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

5.                  Transition disclosures, continued:

(a)   Reclassification and remeasurement of carrying amounts and recognition of ECL upon adoption of IFRS 9 continued:

	As of December 31, 2017		As of January 1, 2018
	IAS 39 Measurement				Remeasurement		IFRS 9 Measurement
	Category	Amount	Reclassification		ECL		Amount	Category
		MCh$	Ref	MCh$	Ref	MCh$	MCh$
LIABILITIES
Current accounts and other demand deposits	AC	8,915,706		—		—	8,915,706	AC
Transactions in the course of payments	AC	29,871		—		—	29,871	AC
Cash collateral on securities lent and repurchase agreements	AC	195,392		—		—	195,392	AC
Saving accounts and time deposits	AC	10,067,778		—		—	10,067,778	AC
Derivate instruments	FVPL	1,392,995		—		—	1,392,995	FVPL
Borrowings from financial institutions	AC	1,195,028		—		—	1,195,028	AC
Debt issued	AC	6,488,975		—		—	6,488,975	AC
Other financial obligations	AC	137,163		—		—	137,163	AC
Current tax liabilities		3,453		—		—	3,453
Provisions		194,537	F	11,374	D	11,601	217,512
Employee benefits		86,628		—		—	86,628
Other liabilities		308,563	F	(11,374)		—	297,189
TOTAL LIABILITIES		29,016,089		—		11,601	29,027,690

EQUITY
Attributable to equity holders of the parent:
Capital		2,271,401		—		—	2,271,401
Reserves		809,557		—		—	809,557
Other comprehensive income		127	G	4,249		—	4,376
Retained earnings:				—		—
Retained earnings from previous periods		64,986	G	(4,249)	H	(62,726)	(1,989)
Income for the year		572,080		—		—	572,080
Less:
Provisions for minimum dividend		(172,804)		—		—	(172,804)
Non-controlling interest		1		—		—	1
TOTAL EQUITY		3,545,348		—		(62,726)	3,482,622
TOTAL LIABILITIES AND EQUITY		32,561,437		—		(51,125)	32,510,312

AC	Amortized cost
L&R	Loans and Receivables
FVPL	Fair Value through Profit or Loss
FVOCI	Fair Value through Other Comprehensive Income

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

5.                  Transition disclosures, continued:

(b)             Explanatory footnotes to the table “Reclassification and remeasurement of carrying amounts and recognition of ECL upon adoption of IFRS 9”.

Table Ref	Description of classification or remeasurement changes on adoption of IFRS 9 as of January 1, 2018

A

To achieve measurement consistency with reclassified instruments that are measured at fair value through Profit or Loss following adoption of IFRS 9, mutual funds classified as “other assets” with a carrying amount of MCh$78,069 have been designated at FVPL and presented as “Financial assets held-for-trading” as of January 1, 2018.

B

The Bank has elected the option to irrevocably designate its equity instruments available-for-sale as “Financial assets measured at Fair Value through Other Comprehensive Income”.

The fair value of these assets was consistent with the value as of January 1, 2018 and no remeasurement gain or loss has been recognized.

C

Debt instrument with a carrying amount of MCh$1,516,063 as of December 31, 2017 were formerly classified as “Financial assets available-for-sale” and measured at FV under IAS 39. The Bank concluded that these instruments are managed within a business model whose objective is to collect contractual cash flows and sell the financial assets. Accordingly, the Bank has classified these investments as “Financial assets measured at Fair Value through Other Comprehensive Income”.

The fair value of these assets was consistent with the value as of 1 January 2018 and no remeasurement gain or loss has been recognized.

D

Upon adoption of the ECL requirements of IFRS 9, a transition impact of MCh$85,926 was recognized in allowances.

The effect was recognized within “Loans to customer” by MCh$73,817, “Loans and advance to banks” by MCh$508 and “Provisions” by MCh$11,601.

E

Deferred tax assets of MCh$23,200 have been recognized in connection with the adoption and recognition of ECL upon adoption of IFRS 9. More detail of the effect of adopting IFRS 9 on deferred tax assets is set out in the letter (c) immediately below.

F	Reclassifies provisions for contingent loan risks classified as other liabilities as of December 31, 2017.

G

An unrealized loss in Other Comprehensive Income of MCh$5,820 has been reclassified from equity to retained earnings related to ECL allowances calculated over the Financial assets FVOCI (refer to footnote C above), with no overall impact on equity attributable to shareholders.

Additionally, a tax income of MCh$1,571 was transferred from other comprehensive income to retained earnings related to ECL allowances mentioned above.

H

The adoption of IFRS 9 has resulted in a reduction to IFRS consolidated equity as of January 1, 2018 of MCh$62,726 net of tax.

This effect is comprised of implementation of ECL credit loss methodology of MCh$91,746 on a pre-tax basis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

5.                  Transition disclosures, continued:

(c)              IFRS 9 impact on other comprehensive income and retained earnings:

The table below presents the transition effects recognized in Other Comprehensive Income and Retained Earnings upon adoption of IFRS 9.

Reserves and retained earnings
MCh$
Unrealized gains (losses) on financial assets at FV through OCI
Closing balance under IAS 39 (December 31, 2017)	9,521
Recognition of ECL under IFRS 9 for debt financial assets at FVOCI	5,820
Deferred tax in relation to the above	(1,571)
Opening balance under IFRS 9 (January 1, 2018)	13,770

Retained earnings from previous periods
Closing balance under IAS 39 (December 31, 2017)	464,262
Recognition of IFRS 9 ECLs for loans and contingent loan risks	(85,926)
Recognition of IFRS 9 ECLs for financial assets at FVOCI	(5,820)
Deferred tax in relation to the above	24,771
Opening balance under IFRS 9 (January 1, 2018)	397,287

Total change in equity due to adopting IFRS 9	(62,726)

(d)             Reconciliation of allowances and provisions on adoption of IFRS 9:

The table below provides a reconciliation from the IAS 39 allowances / IAS 37 provisions to the IFRS 9 ECL allowances/provisions recognized as of January 1, 2018 upon adoption of IFRS 9.

	Provision under IAS 39 / IAS 37 at 31 December 2017	Remeasurement	ECLs under IFRS 9 at 1 January 2018
	MCh$	MCh$	MCh$
Due from banks	(264)	(508)	(772)
Loans to Customers
Commercial loans	(221,229)	(181)	(221,410)
Mortgage loans	(32,015)	(1,762)	(33,777)
Consumer loans	(242,577)	(71,874)	(314,451)
Subtotal due from banks and loans to customers	(496,085)	(74,325)	(570,410)
Financial guarantees	(11,205)	7,273	(3,932)
Letter of credit for customers	(169)	97	(72)
Undrawn credit lines	—	(18,971)	(18,971)
Subtotal contingent loan risks	(11,374)	(11,601)	(22,975)
Debt instruments at fair value through OCI	—	(5,820)	(5,820)
Subtotal financial assets at FVOCI	—	(5,820)	(5,820)
Total Allowances / Provisions	(507,459)	(91,746)	(599,205)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

6.                  Segment Reporting:

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

•                  Banchile Corredores de Bolsa S.A.

•                  Banchile Securitizadora S.A.

•                  Socofin S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

6.                  Segment Reporting, continued:

The financial information used to measure the performance of the Bank’s business segments is not necessarily comparable with similar information from other financial institutions because it is based on internal reporting policies. The accounting policies used to prepare the Bank’s operating segment information are similar to those described in Note No. 2, “Summary of Significant Accounting Policies”. The Bank obtains the majority of its income from: interest, revaluations and fees, discounted the credit cost and expenses. Management is mainly focused on these concepts in its evaluation of segment performance and decision-making regarding goals and allocation of resources for each unit individually. Although the results of the segments reconcile with those of the Bank at total level, this is not necessarily the case for all concepts on an individual basis, since the management is measured and controlled in individual form and additionally applies the following criteria:

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

The Bank did not enter into transactions with any particular customer or third party that collectively generated more than 10% of the Bank’s total income in 2017 and 2018.

Taxes are managed at the consolidated level and are not allocated to business segments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

6.                  Segment Reporting, continued:

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

6.                  Segment Reporting, continued:

Reclassifications and adjustments to conform IFRS

(1)         The total effect due to the elimination adjustments to conform the total operating revenue is MCh$(12,349). In addition the total effect of IFRS adjustments is MCh$(17,235) which mainly stems from the reclassification of interest on repurchase agreements and suspended interest recognition.

(2)         The total effect relates to IFRS adjustments of MCh$50,472, which mainly stems from differing allowances for loan losses.

(3)         The total effect relates to IFRS adjustments of MCh$(2,286), which stems from the amortization of intangibles and depreciation of property and equipment acquired through business combinations.

(4)         The total effect due to the elimination adjustments to conform other operating expenses is MCh$12,349. In addition the total effect of IFRS adjustments is MCh$3,522, which represents reversal of write-offs of assets received in lieu of payments.

(5)         The total effect relates to IFRS adjustments of MCh$(11,172), which stems from deferred taxes.

(6)         The total effect due to the elimination adjustments to conform the consolidated financial position data in assets is MCh$(137,201). In addition the total effect of IFRS adjustments in assets is MCh$(176,244), which mainly stems from deviating allowances for loan losses, the acquisition of Citibank Chile and deferred taxes effects and settlement of transactions in the course of collection.

(7)         The total effect due to the elimination adjustments to conform the consolidated financial position data in liabilities is MCh$(137,201). In addition the total effect of IFRS adjustments in liabilities is MCh$(596,507), which mainly stems from provision for minimum dividends and differing allowances for loan losses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

6.                  Segment Reporting, continued:

	As of December 31, 2017
	Retail	Wholesale	Treasury	Subsidiaries	Subtotal	Reclassifications and adjustments to conform IFRS		Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	Note	MCh$
Net interest income	930,539	322,431	(21,169)	(4,336)	1,227,465	7,230		1,234,695
Net fees and commissions income	184,049	43,443	(4,306)	135,987	359,173	(11,499)		347,674
Other operating income	19,095	34,712	56,328	26,884	137,019	(31,846)		105,173
Total operating revenue	1,133,683	400,586	30,853	158,535	1,723,657	(36,115)	(1)	1,687,542
Provisions for loan losses	(256,262)	21,415	—	(135)	(234,982)	13,727	(2)	(221,255)
Depreciation and amortization	(27,669)	(4,547)	(141)	(2,894)	(35,251)	(2,285)	(3)	(37,536)
Other operating expenses	(507,771)	(153,360)	(5,022)	(102,281)	(768,434)	21,614	(4)	(746,820)
Income attributable to associates	4,372	1,026	108	551	6,057	(546)		5,511
Income before income taxes	346,353	265,120	25,798	53,776	691,047	(3,605)		687,442
Income taxes					(115,034)	(327)	(5)	(115,361)
Income after income taxes					576,013	(3,932)		572,081

Assets	16,099,926	10,558,278	5,469,829	637,860	32,765,893	(388,753)		32,377,140
Current and deferred taxes					290,432	(106,135)		184,297
Total assets					33,056,325	(494,888)	(6)	32,561,437

Liabilities	10,380,250	10,272,607	8,815,056	479,244	29,947,157	(934,521)		29,012,636
Current and deferred taxes					3,453	—		3,453
Total liabilities					29,950,610	(934,521)	(7)	29,016,089

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

6.                  Segment Reporting, continued:

Reclassifications and adjustments to conform IFRS

(1)         The total effect due to the elimination adjustments to conform the total operating revenue is MCh$(14,387). In addition the total effect of IFRS adjustments is MCh$(21,728) which mainly stems from the reclassification of interest on repurchase agreements and suspended interest recognition.

(2)         The total effect relates to IFRS adjustments of MCh$13,727, which mainly stems from differing allowances for loan losses.

(3)         The total effect relates to IFRS adjustments of MCh$(2,285), which stems from the amortization of intangibles and depreciation of property and equipment acquired through business combinations.

(4)         The total effect due to the elimination adjustments to conform other operating expenses is MCh$14,387. In addition the total effect of IFRS adjustments is MCh$7,227, which represents reversal of write-offs of assets received in lieu of payments.

(5)         The total effect relates to IFRS adjustments of MCh$(327), which stems from deferred taxes.

(6)         The total effect due to the elimination adjustments to conform the consolidated financial position data in assets is MCh$(232,137). In addition the total effect of IFRS adjustments in assets is MCh$(262,751), which mainly stems from deviating allowances for loan losses, the acquisition of Citibank Chile and deferred taxes effects and settlement of transactions in the course of collection.

(7)         The total effect due to the elimination adjustments to conform the consolidated financial position data in liabilities is MCh$(232,137). In addition the total effect of IFRS adjustments in liabilities is MCh$(702,384), which mainly stems from provision for minimum dividends and differing allowances for loan losses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

6.                  Segment Reporting, continued:

	As of December 31, 2018
	Retail	Wholesale	Treasury	Subsidiaries	Subtotal	Reclassifications and adjustments to conform IFRS		Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	Note	MCh$
Net interest income	969,910	357,712	(2,414)	(8,995)	1,316,213	4,764		1,320,977
Net fees and commissions income	184,545	45,905	(4,031)	145,704	372,123	(12,168)		359,955
Other operating income	43,290	59,376	63,929	33,341	199,936	(34,798)		165,138
Total operating revenue	1,197,745	462,993	57,484	170,050	1,888,272	(42,202)	(1)	1,846,070
Provisions for loan losses	(287,165)	5,637	—	118	(281,410)	30,087	(2)	(251,323)
Depreciation and amortization	(29,571)	(5,008)	(91)	(3,011)	(37,681)	—		(37,681)
Other operating expenses	(561,512)	(152,921)	(4,693)	(105,906)	(825,032)	24,557	(3)	(800,475)
Income attributable to associates	5,450	1,224	119	462	7,255	(444)		6,811
Income before income taxes	324,947	311,925	52,819	61,713	751,404	11,998		763,402
Income taxes					(156,531)	(3,237)	(4)	(159,768)
Income after income taxes					594,873	8,761		603,634

Assets	16,425,068	10,592,117	8,093,850	925,440	36,036,475	(612,545)		35,423,930
Current and deferred taxes					278,599	(85,082)		193,517
Total assets					36,315,074	(697,627)	(5)	35,617,447

Liabilities	10,369,534	9,873,018	11,982,709	764,736	32,989,997	(1,067,190)		31,922,807
Current and deferred taxes					20,924	—		20,924
Total liabilities					33,010,921	(1,067,190)	(6)	31,943,731

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

6.                  Segment Reporting, continued:

Reclassifications and adjustments to conform IFRS

(1)         The total effect due to the elimination adjustments to conform the total operating revenue is MCh$(14,989). In addition the total effect of IFRS adjustments is MCh$(27,213) which mainly stems from the reclassification of interest on repurchase agreements and suspended interest recognition.

(2)         The total effect relates to IFRS adjustments of MCh$30,087, which mainly stems from differing allowances for loan losses.

(3)         The total effect due to the elimination adjustments to conform other operating expenses is MCh$14,989. In addition the total effect of IFRS adjustments is MCh$9,568, which mainly represents reversal of write-offs of assets received in lieu of payments.

(4)         The total effect relates to IFRS adjustments of MCh$(3,237), which stems from deferred taxes.

(5)         The total effect due to the elimination adjustments to conform the consolidated financial position data in assets is MCh$(388,615). In addition the total effect of IFRS adjustments in assets is MCh$(309,012), which mainly stems from deviating allowances for loan losses, the acquisition of Citibank Chile and deferred taxes effects and settlement of transactions in the course of collection.

(6)         The total effect due to the elimination adjustments to conform the consolidated financial position data in liabilities is MCh$(388,615). In addition the total effect of IFRS adjustments in liabilities is MCh$(678,575), which mainly stems from provision for minimum dividends and differing allowances for loan losses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

7.                  Cash and Cash Equivalents:

(a)         Details of cash and cash equivalents and its reconciliation to the statement of cash flows at each period are as follows:

	2017	2018
	MCh$	MCh$
Cash and due from banks:
Cash (*)	522,869	624,862
Current account with the Central Bank (*)	162,421	121,807
Deposits in other domestic banks	9,922	26,698
Deposits abroad	362,181	106,714
Subtotal - Cash and due from banks	1,057,393	880,081

Transactions in the course of collection	226,097	244,758
Highly liquid financial instruments (**)	78,069	83,807
Repurchase agreements	76,839	72,632
Total cash and cash equivalents	1,438,398	1,281,278

(*) Amounts in cash and Central Bank deposits are mandatory reserve deposits for which the Bank must maintain a minimum specified monthly average balance.

(**) It corresponds to negotiation instruments and investment instruments, whose terms do not exceed three months from the date of acquisition.

	2017	2018
	MCh$	MCh$
Highly liquid financial instruments:
Financial Assets Held-for-trading	78,069	83,807
Total	78,069	83,807

(b)         Transactions in the course of collection:

Transactions in the course of collection are transactions for which the only remaining step is settlement, which will increase or decrease the funds in the Central Bank or in foreign banks, normally occurring within 24 to 48 business hours and are detailed as follows:

	2017	2018
	MCh$	MCh$
Assets
Documents drawn on other banks (clearing)	204,624	210,743
Funds receivable	51,344	78,451
Subtotal transactions in the course of collection	255,968	289,194

Liabilities
Funds payable	(29,871)	(44,436)
Subtotal transactions in the course of payment	(29,871)	(44,436)
Total transactions in the course of collection	226,097	244,758

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

8.                  Financial Assets Held-for-Trading:

The details of financial instruments classified as held-for-trading at each period are as follows:

	2017	2018
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank:
Central Bank bonds	400,368	24,906
Central Bank promissory notes	662,190	1,410,080
Other instruments issued by the Chilean Government and Central Bank	254,606	88,486

Other instruments issued in Chile
Bonds from other domestic companies	—	7,532
Bonds from domestic banks	2,070	20,186
Deposits in domestic banks	218,307	100,226
Other instruments issued in Chile	715	1,663

Instruments issued by foreign institutions
Other instruments issued abroad	322	4,446

Mutual fund investments
Funds managed by related companies	—	87,841
Funds managed by third-party	—	—
Total	1,538,578	1,745,366

In “Instruments issued by the Chilean Government and Central Bank of Chile” are classified some instruments as sold under resale agreements to customers and financial institutions, by an amount of Ch$115,749 million as of December 31, 2018 (Ch$5,096 million as of December 31, 2017). Repurchase agreements had a 2 days average expiration period in 2018 (7 days average expiration period in 2017).

Moreover, under this same item, other financial instruments are maintained as collateral guaranteeing the derivative transactions executed through Comder Contraparte Central S.A. for an amount of Ch$34,456 million as of December 31, 2018 (Ch$34,585 million as of December 31, 2017).

“Other instruments issued in Chile” include instruments sold under repurchase agreements with customers and financial instruments amounting to Ch$99,268 million as of December 31, 2018 (Ch$158,731 million as of December 31, 2017). Agreements to repurchase have an average expiration of 10 days as of period-end (7 days in December 2017).

Additionally, the Bank holds financial investments in mortgage financial bonds issued by itself in the amount of Ch$11,397 million as of December 31, 2018 (Ch$15,032 million as of December 31, 2017), which are presented as a reduction of the liability line item “Debt issued”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

9.                  Cash collateral on securities and reverse repurchase agreements:

(a)         The Bank provides financing to its customers through “Receivables from Repurchase Agreements and Security Borrowing”, in which the financial instrument serves as collateral. As of December 31, 2017 and 2018, the Bank has the following receivables resulting from such transactions:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	4,114	—	—	—	—	—	—	—	—	—	—	—	4,114	—
Central Bank promissory notes	—	742	—	—	—	—	—	—	—	—	—	—	—	742
Other instruments issued by the Chilean Government and Central Bank	2,576	—	—	—	—	—	—	—	—	—	—	—	2,576	—
Subtotal	6,690	742	—	—	—	—	—	—	—	—	—	—	6,690	742
Other Instruments issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	—	367	—	—	—	—	—	—	—	—	—	—	—	367
Deposits in domestic banks	13,297	2,053	—	—	—	—	—	—	—	—	—	—	13,297	2,053
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	47,357	70,334	19,207	16,918	5,090	6,875	—	—	—	—	—	—	71,654	94,127
Subtotal	60,654	72,754	19,207	16,918	5,090	6,875	—	—	—	—	—	—	84,951	96,547
Instruments issued by foreign institutions
Instruments from foreign governments or Central Bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	67,344	73,496	19,207	16,918	5,090	6,875	—	—	—	—	—	—	91,641	97,289

As part of reverse repurchase and securities borrowing agreements the Bank has received securities that it is allowed to sell or repledge in the absence of default by the owner. As of December 31, 2018 the Bank held securities with a fair value of Ch$95,316 million (Ch$95,665 million in 2017) on such terms.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

9.                  Cash collateral on securities and reverse repurchase agreements, continued:

(b)         The Bank obtains financing by selling financial instruments and committing to repurchase them at future dates, plus interest at a prefixed rate. As of December 31, 2017 and 2018, the Bank has the following payables resulting from such transactions:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	5,169	130,197	—	—	—	—	—	—	—	—	—	—	5,169	130,197
Central Bank promissory notes	5,095	—	—	—	—	—	—	—	—	—	—	—	5,095	—
Other instruments issued by the Chilean Government and Central Bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	10,264	130,197	—	—	—	—	—	—	—	—	—	—	10,264	130,197
Other Instruments issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	2,013	—	—	—	—	—	—	—	—	—	—	—	2,013	—
Deposits in domestic banks	114,359	162,167	—	1,448	56,762	5,210	—	—	—	—	—	—	171,121	168,825
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	11,994	4,798	—	—	—	—	—	—	—	—	—	—	11,994	4,798
Subtotal	128,366	166,965	—	1,448	56,762	5,210	—	—	—	—	—	—	185,128	173,623
Instruments issued by foreign institutions
Instruments from foreign governments or central bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued by foreign	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	138,630	297,162	—	1,448	56,762	5,210	—	—	—	—	—	—	195,392	303,820

The carrying amount of securities lent and of “Payables from Repurchase Agreements and Security Lending” as of December 31, 2018 is Ch$298,708 million (Ch$195,437 million in 2017). The counterparty is allowed to sell or repledge those securities in the absence of default by the Bank.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

10.           Derivative Instruments and Accounting Hedges:

(a)         As of December 31, 2017 and 2018, the Bank’s portfolio of derivative instruments is detailed as follows:

	As of December 31, 2017
	Notional amount	Fair value
	contract	Asset	Liability
	MCh$	MCh$	MCh$
Derivatives held for hedging of fair value
Cross currency swap	13,914	—	3,652
Interest rate swap	78,970	277	1,678
Total derivatives held for hedging purposes	92,884	277	5,330
Derivatives held as cash flow hedges
Interest rate swap and cross currency swap	1,148,561	27,572	80,888
Total Derivatives held as cash flow hedges	1,148,561	27,572	80,888

Derivatives held-for-trading purposes
Currency forward	29,451,333	506,614	574,931
Interest rate forward	14,000	—	206
Interest rate swap	55,617,104	243,931	236,954
Cross currency swap	11,281,240	466,192	490,811
Call currency options	153,776	514	472
Put currency options	145,873	2,841	3,403
Total derivatives held-for-trading purposes	96,663,326	1,220,092	1,306,777
Total	97,904,771	1,247,941	1,392,995

	As of December 31, 2018
	Notional amount	Fair value
	contract	Asset	Liability
	MCh$	MCh$	MCh$
Derivatives held for hedging of fair value
Cross currency swap	11,132	—	3,012
Interest rate swap	226,954	1,116	3,152
Total derivatives held for hedging purposes	238,086	1,116	6,164
Derivatives held as cash flow hedges
Interest rate swap and cross currency swap	1,137,457	34,298	31,818
Total Derivatives held as cash flow hedges	1,137,457	34,298	31,818

Derivatives held-for-trading purposes
Currency forward	35,690,464	735,444	631,089
Interest rate forward	—	—	—
Interest rate swap	72,330,827	287,611	284,840
Cross currency swap	13,982,890	450,519	569,868
Call currency options	229,175	4,839	2,921
Put currency options	192,553	120	1,534
Total derivatives held-for-trading purposes	122,425,909	1,478,533	1,490,252
Total	123,801,452	1,513,947	1,528,234

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

10.           Derivative Instruments and Accounting Hedges, continued:

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

Below is a detail of the hedged elements and hedge instruments under fair value hedges as of December 31, 2017 and 2018:

	As of December 31,
	2017	2018
	MCh$	MCh$
Notional Amounts
Hedged element
Commercial loans	13,914	11,132
Corporate bonds	78,970	226,954

Hedge instrument
Cross currency swap	13,914	11,132
Interest rate swap	78,970	226,954

(c)          Cash flow Hedges:

(c.1) The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates and foreign exchange of borrowings from banks and bonds issued abroad in US dollars, Hong Kong dollars, Swiss franc, Japanese yen and Euros. The cash flows of the cross currency swaps equal the cash flows of the hedged items, which modify uncertain cash flows to known cash flows derived from a fixed interest rate.

Additionally, these cross currency swap contracts used to hedge the risk from variability of the Unidad de Fomento (CLF) in assets flows denominated in CLF until a nominal amount equal to the portion notional of the hedging instrument CLF, whose readjustment daily impact the item “interest revenue” of the financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

10.           Derivative Instruments and Accounting Hedges, continued:

(c)          Cash flow Hedges, continued:

(c.2) Below are the cash flows of borrowings from banks and bonds issued abroad, the objects of these hedges and the cash flows of the asset part of the derivative:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Hedge element
Outflows:
Corporate Bond EUR	—	—	—	—	(1,246)	(1,338)	(2,491)	(2,675)	(2,491)	(2,675)	(82,348)	(87,097)	(88,576)	(93,785)
Corporate Bond HKD	—	—	—	—	(11,052)	(66,378)	(68,634)	(21,601)	(19,202)	(83,608)	(298,776)	(263,206)	(397,664)	(434,793)
Corporate Bond CHF	—	—	(986)	(89,256)	(161,529)	(125,993)	(192,519)	(1,450)	(474)	(82,552)	(95,174)	(106,050)	(450,682)	(405,301)
Corporate Bond USD	—	—	—	—	—	(1,476)	—	(2,952)	—	(2,952)	—	(42,060)	—	(49,440)
Obligation USD	(212)	(870)	(235)	(86)	(93,173)	(49,401)	(43,385)	(105,622)	—	—	—	—	(137,005)	(155,979)
Corporate Bond JPY	—	—	(292)	(49,362)	(1,150)	(1,072)	(72,098)	(33,487)	(28,886)	(32,882)	(63,002)	(71,830)	(165,428)	(188,633)

Hedge instrument
Inflows:
Cross Currency Swap EUR	—	—	—	—	1,246	1,338	2,491	2,675	2,491	2,675	82,348	87,097	88,576	93,785
Cross Currency Swap HKD	—	—	—	—	11,052	66,378	68,634	21,601	19,202	83,608	298,776	263,206	397,664	434,793
Cross Currency Swap CHF	—	—	986	89,256	161,529	125,993	192,519	1,450	474	82,552	95,174	106,050	450,682	405,301
Cross Currency Swap USD	—	—	—	—	—	1,476	—	2,952	—	2,952	—	42,060	—	49,440
Cross Currency Swap USD	212	870	235	86	93,173	49,401	43,385	105,622	—	—	—	—	137,005	155,979
Cross Currency Swap JPY	—	—	292	49,362	1,150	1,072	72,098	33,487	28,886	32,882	63,002	71,830	165,428	188,633

Net cash flows	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

10.           Derivative Instruments and Accounting Hedges, continued:

(c)          Cash flow Hedges, continued:

(c.2) Below are the cash flows of the underlying assets portfolio and the cash flow of the liability part of the derivatives:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Hedge element
Inflows:
Cash flows in CLF	—	—	2,344	144,458	281,377	237,340	414,764	173,263	59,737	195,590	555,461	542,523	1,313,683	1,293,174

Hedge instrument
Outflows:
Cross Currency Swap HKD	—	—	—	—	(9,404)	(59,667)	(66,188)	(16,835)	(16,365)	(68,362)	(285,066)	(233,286)	(377,023)	(378,150)
Cross Currency Swap JPY	—	—	(1,061)	(50,247)	(3,372)	(2,740)	(85,598)	(37,432)	(35,063)	(35,213)	(77,895)	(78,611)	(202,989)	(204,243)
Cross Currency Swap USD	—	—	—	—	(111,077)	(47,797)	(44,840)	(107,893)	—	(1,243)	—	(36,888)	(155,917)	(193,821)
Cross Currency Swap CHF	—	—	(1,283)	(94,211)	(155,767)	(125,325)	(214,620)	(7,482)	(4,793)	(87,164)	(107,870)	(108,488)	(484,333)	(422,670)
Cross Currency Swap EUR	—	—	—	—	(1,757)	(1,811)	(3,518)	(3,621)	(3,516)	(3,608)	(84,630)	(85,250)	(93,421)	(94,290)

Net cash flows	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

10.           Derivative Instruments and Accounting Hedges, continued:

(c)          Cash flow Hedges, continued:

With respect to CLF assets hedged, these are revalued monthly according to the variation of the UF, which is equivalent to monthly reinvestment of the assets until maturity of the relationship hedging.

(c.3) The accumulated amount of unrealized gain was a charge to equity for an amount of Ch$30,943 million (a credit to equity for Ch$14,979 million in 2017 and a charge to equity for Ch$50,481 million in 2016) generated from hedging instruments, which has been recorded in equity. The net effect of tax was a charge to equity for Ch$22,589 million in 2018 (a credit to equity for Ch$11,158 million in 2017 and a charge to equity for Ch$38,366 million in 2016)

The accumulated balance for this concept net of income tax as of December 31, 2018 corresponds to a debit of equity amounted Ch$31,983 million (a debit of equity for Ch$9,394 million in 2017 and a debit to equity for Ch$20,552 million in 2016).

(c.4) The net effect in income of derivatives cash flow hedges was a credit of Ch$85,659 million in 2018 (a debit to income for Ch$93,612 million in 2017 and a debit to income for Ch$135,929 million in 2016).

(c.5) As of December 31, 2018 and 2017, it not exist inefficiency in cash flow hedge, because both, hedge item and hedge instruments are mirror one of other, it means that all variation of value attributable to rate and revaluation components are netted almost totally.

(c.6) As of December 31, 2018 and 2017, the Bank has no hedges of net investments in foreign businesses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

11.           Loans and Advances to Banks, net:

(a)         As of December 31, 2017 and 2018, , loans and advance to banks, net are detailed as follows:

	2017	2018
	MCh$	MCh$
Domestic Banks
Interbank loans	120,017	100,023
Other credits with domestic banks	—	—
Provisions for loans to domestic banks	(19)	(247)
Subtotal	119,998	99,776

Foreign Banks
Loans to foreign banks	187,006	239,797
Credits with third countries	61,091	41,872
Chilean export trade banks	41,255	12,873
Provisions for loans to foreign banks	(245)	(765)
Subtotal	289,107	293,777

Central Bank of Chile
Central Bank deposits	350,000	1,100,306
Other Central Bank credits	916	525
Subtotal	350,916	1,100,831
Total	760,021	1,494,384

(b)         Impairment allowance for due from banks:

i.             The credit quality and the maximum exposure to credit risk based on the Bank’s internal credit rating system and year-end stage classification as of December 31, 2018, is as follows:

	2018				2017
	Stage 1 Individual	Stage 2 Individual	Stage 3 Individual	Total	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Domestic Banks
Normal	100,023	—	—	100,023	120,017
Substandard	—	—	—	—	—
Non-complying	—	—	—	—	—
Subtotal	100,023	—	—	100,023	120,017

Foreign Banks
Normal	266,648	27,894	—	294,542	289,352
Substandard	—	—	—	—	—
Non-complying	—	—	—	—	—
Subtotal	266,648	27,894	—	294,542	289,352

Central Bank of Chile
Normal	1,100,831	—	—	1,100,831	350,916
Substandard	—	—	—	—	—
Non-complying	—	—	—	—	—
Subtotal	1,100,831	—	—	1,100,831	350,916
Total	1,467,502	27,894	—	1,495,396	760,285

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

11.            Loans and Advances to Banks, net, continued:

(b)         Impairment allowance for due from banks, continued:

ii.             Changes in the gross carrying amount is, as follows:

	2018
	Stage 1 Individual	Stage 2 Individual	Stage 3 Individual	Total
	MCh$	MCh$	MCh$	MCh$
Gross Carrying amount as at 1 January 2018	760,285	—	—	760,285
Net change on gross carrying amount *	746,808	1,376	—	748,184
Transfer to Stage 1	—	—	—	—
Transfer to Stage 2	(26,518)	26,518	—	—
Transfer to Stage 3	—	—	—	—
Amounts written off	—	—	—	—
Foreign exchange adjustments	(13,073)	—	—	(13,073)
Total	1,467,502	27,894	—	1,495,396

* Net change between assets originated and assets repaid, excluding write offs.

iii.          Changes in the ECL allowances is, as follows:

	2018
	Stage 1 Individual	Stage 2 Individual	Stage 3 Individual	Total
	MCh$	MCh$	MCh$	MCh$
ECL allowances as at 1 January 2018	772	—	—	772
Net change on ECL allowances *	250	9	—	259
Transfer to Stage 1	—	—	—	—
Transfer to Stage 2	(63)	63	—	—
Transfer to Stage 3	—	—	—	—
Impact on year end ECL of exposures transferred between stages during the year **	—	3	—	3
Amounts written off	—	—	—	—
Foreign exchange adjustments	(22)	—	—	(22)
Total	937	75	—	1,012

* Net allowances change between assets originated and assets repaid, excluding write offs.

** Represents the change in the year-end ECLs of exposures that were transfered from one stage to another during the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

12.           Loans to Customers, net:

(a)         Loans to Customers:

As of December 31, 2017 and 2018, the composition of our portfolio of loans is the following:

	As of December 31, 2017			As of December 31, 2018
	Assets before Allowances	Allowances established	Net assets	Assets before Allowances	Allowances established	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	10,568,435	(160,995)	10,407,440	11,496,591	(175,122)	11,321,469
Foreign trade loans	983,796	(26,582)	957,214	1,313,001	(12,922)	1,300,079
Current account debtors	270,968	(8,177)	262,791	222,218	(9,116)	213,102
Factoring transactions	646,835	(6,327)	640,508	701,005	(4,017)	696,988
Student loans	46,024	(1,319)	44,705	51,919	(1,441)	50,478
Commercial lease transactions (1)	1,381,516	(11,478)	1,370,038	1,571,999	(15,778)	1,556,221
Other loans and accounts receivable	63,244	(6,351)	56,893	81,665	(10,468)	71,197
Subtotal	13,960,818	(221,229)	13,739,589	15,438,398	(228,864)	15,209,534
Mortgage loans
Mortgage bonds	29,784	(11)	29,773	21,443	(221)	21,222
Transferable mortgage loans	54,079	(58)	54,021	42,313	(226)	42,087
Other residential real estate mortgage loans	7,384,797	(31,729)	7,353,068	7,978,092	(33,875)	7,944,217
Credits from ANAP	8	—	8	6	—	6
Other loans and accounts receivable	8,568	(217)	8,351	10,219	(8)	10,211
Subtotal	7,477,236	(32,015)	7,445,221	8,052,073	(34,330)	8,017,743
Consumer loans
Consumer loans in installments	2,538,740	(175,293)	2,363,447	2,957,493	(263,542)	2,693,951
Current account debtors	316,678	(10,446)	306,232	312,783	(12,868)	299,915
Credit card debtors	1,157,131	(56,525)	1,100,606	1,165,064	(45,254)	1,119,810
Consumer lease transactions	—	—	—	9	—	9
Other loans and accounts receivable	910	(313)	597	812	(520)	292
Subtotal	4,013,459	(242,577)	3,770,882	4,436,161	(322,184)	4,113,977
Total	25,451,513	(495,821)	24,955,692	27,926,632	(585,378)	27,341,254

(1)         In this item, the Bank finances its customers’ purchases of assets, including real estate and other personal property, through financial lease agreements. As of December 31, 2018, Ch$758,970 million corresponds to financial leases for real estate (Ch$653,575 million in December 2017) and Ch$813,038 million corresponds to financial leases for other assets (Ch$727,941 million in December 2017).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

12.           Loans to Customers, net, continued

(b)         Impairment allowance for loans to customers:

i.             The credit quality and the maximum exposure to credit risk based on the Bank’s internal credit rating system and year-end stage classification as of December 31, 2018 and 2017, is as follows:

	2018								2017
	Stage 1		Stage 2		Stage 3
	Individual	Group	Individual	Group	Individual	Group	POCI	Total	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Normal	9,426,420	3,049,264	2,039,954	447,225	—	6,702	—	14,969,565	13,494,128
Substandard	—	—	94,894	—	—	—	—	94,894	101,253
Non-complying	—	—	—	13,026	120,564	239,734	615	373,939	365,437
Subtotal	9,426,420	3,049,264	2,134,848	460,251	120,564	246,436	615	15,438,398	13,960,818

Mortgage loans
Normal	—	6,893,619	—	993,085	—	513	—	7,887,217	7,316,969
Non-complying	—	—	—	—	—	164,856	—	164,856	160,267
Subtotal	—	6,893,619	—	993,085	—	165,369	—	8,052,073	7,477,236

Consumer loans
Normal	—	3,166,290	—	975,898	—	24,579	—	4,166,767	3,760,472
Non-complying	—	—	—	—	—	269,394	—	269,394	252,987
Subtotal	—	3,166,290	—	975,898	—	293,973	—	4,436,161	4,013,459
Total	9,426,420	13,109,173	2,134,848	2,429,234	120,564	705,778	615	27,926,632	25,451,513

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

12.            Loans to Customers, net, continued:

(b)         Impairment allowance for loans to customers, continued:

ii.             Changes in the gross carrying amount as of December 31, 2018 is, as follows:

	2018
	Stage 1		Stage 2		Stage 3
	Individual	Group	Individual	Group	Individual	Group	POCI	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Gross Carrying amount as at 1 January 2018	8,446,627	2,506,255	2,228,401	408,337	162,231	208,944	23	13,960,818
Net change on gross carrying amount *	968,288	780,778	(254,542)	(105,114)	(81,058)	(4,607)	592	1,304,337
Transfer to Stage 1	681,223	375,672	(680,838)	(346,936)	(385)	(28,736)	—	—
Transfer to Stage 2	(811,209)	(602,997)	822,133	630,963	(10,924)	(27,966)	—	—
Transfer to Stage 3	(15,175)	(16,665)	(32,569)	(127,676)	47,744	144,341	—	—
Amounts written off	(150)	(67)	(11)	(468)	(5,422)	(46,301)	—	(52,419)
Foreign Exchange adjustments	156,816	6,288	52,274	1,145	8,378	761	—	225,662
Total Commercial loans	9,426,420	3,049,264	2,134,848	460,251	120,564	246,436	615	15,438,398

Mortgage loans
Gross Carrying amount as at 1 January 2018	—	6,410,939	—	904,826	—	161,471	—	7,477,236
Net change on gross carrying amount *	—	734,990	—	(115,034)	—	(38,126)	—	581,830
Transfer to Stage 1	—	399,309	—	(397,363)	—	(1,946)	—	—
Transfer to Stage 2	—	(651,619)	—	671,775	—	(20,156)	—	—
Transfer to Stage 3	—	—	—	(71,113)	—	71,113	—	—
Amounts written off	—	—	—	(6)	—	(6,987)	—	(6,993)
Foreign Exchange adjustments	—	—	—	—	—	—	—	—
Total Mortgage loans	—	6,893,619	—	993,085	—	165,369	—	8,052,073

Consumer loans
Gross Carrying amount as at 1 January 2018	—	2,761,640	—	967,918	—	283,901	—	4,013,459
Net change on gross carrying amount *	—	1,007,548	—	(416,546)	—	60,645	—	651,647
Transfer to Stage 1	—	381,126	—	(335,330)	—	(45,796)	—	—
Transfer to Stage 2	—	(978,112)	—	1,040,597	—	(62,485)	—	—
Transfer to Stage 3	—	(9,340)	—	(281,144)	—	290,484	—	—
Amounts written off	—	(104)	—	(627)	—	(232,780)	—	(233,511)
Foreign Exchange adjustments	—	3,532	—	1,030	—	4	—	4,566
Total Consumer loans	—	3,166,290	—	975,898	—	293,973	—	4,436,161

* Net change between assets originated and assets repaid, excluding write offs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

12.           Loans to Customers, net, continued:

(b)         Impairment allowance for loans to customers, continued:

iii.          Changes in the ECL allowances as of December 31, 2018 is, as follows:

	2018
	Stage 1		Stage 2		Stage 3
	Individual	Group	Individual	Group	Individual	Group	POCI	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
ECL allowances as at 1 January 2018	16,527	16,663	31,252	20,247	50,014	86,701	6	221,410
Net change on ECL allowances *	9,424	12,463	(5,045)	(18,338)	(18,715)	31,406	293	11,488
Transfer to Stage 1	4,114	14,807	(3,981)	(6,387)	(133)	(8,420)	—	—
Transfer to Stage 2	(2,600)	(11,606)	8,805	15,817	(6,205)	(4,211)	—	—
Transfer to Stage 3	(70)	(1,189)	(4,134)	(13,572)	4,204	14,761	—	—
Impact on year end ECL of exposures transferred between stages during the year **	(2,702)	(9,589)	4,512	23,822	5,505	21,568	—	43,116
Amounts written off	(150)	(67)	(11)	(468)	(5,422)	(46,301)	—	(52,419)
Foreign exchange adjustments	337	112	945	46	3,446	383	—	5,269
Total Commercial loans	24,880	21,594	32,343	21,167	32,694	95,887	299	228,864

Mortgage loans
ECL allowances as at 1 January 2018	—	740	—	17,351	—	15,686	—	33,777
Net change on ECL allowances *	—	299	—	(8,772)	—	4,417	—	(4,056)
Transfer to Stage 1	—	892	—	(758)	—	(134)	—	—
Transfer to Stage 2	—	(404)	—	2,112	—	(1,708)	—	—
Transfer to Stage 3	—	—	—	(2,693)	—	2,693	—	—
Impact on year end ECL of exposures transferred between stages during the year **	—	(803)	—	9,661	—	2,744	—	11,602
Amounts written off	—	—	—	(6)	—	(6,987)	—	(6,993)
Foreign exchange adjustments	—	—	—	—	—	—	—	—
Total Mortgage loans	—	724	—	16,895	—	16,711	—	34,330

Consumer loans
ECL allowances as at 1 January 2018	—	44,078	—	115,096	—	155,277	—	314,451
Net change on ECL allowances *	—	40,305	—	(91,527)	—	119,321	—	68,099
Transfer to Stage 1	—	26,682	—	(9,604)	—	(17,078)	—	—
Transfer to Stage 2	—	(44,301)	—	68,448	—	(24,147)	—	—
Transfer to Stage 3	—	(2,024)	—	(72,629)	—	74,653	—	—
Impact on year end ECL of exposures transferred between stages during the year **	—	(15,379)	—	101,086	—	87,371	—	173,078
Amounts written off	—	(104)	—	(627)	—	(232,780)	—	(233,511)
Foreign exchange adjustments	—	16	—	49	—	2	—	67
Total Consumer loans	—	49,273	—	110,292	—	162,619	—	322,184

* Net allowances change between assets originated and assets repaid, excluding write offs.

** Represents the change in the year-end ECLs of exposures that were transferred from one stage to another during the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

12.           Loans to Customers, net, continued:

(c)          Allowances for loan losses:

Changes in allowances for loan losses during 2017 and 2018 are as follows:

	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$
Balance as of January 1, 2017	272,274	32,747	249,748	554,769
Charge-offs	(58,716)	(5,093)	(254,981)	(318,790)
Sales or transfers of credits	(11,595)	—	—	(11,595)
Allowances (released) established, net	19,266	4,361	247,810	271,437
Balance as of December 31, 2017	221,229	32,015	242,577	495,821
Impact adoption IFRS 9	181	1,762	71,874	73,817
Balance as of January 1, 2018	221,410	33,777	314,451	569,638
Charge-offs	(52,419)	(6,993)	(233,511)	(292,923)
Sales or transfers of credits	(958)	—	—	(958)
Allowances (released) established, net	60,831	7,546	241,244	309,621
Balance as of December 31, 2018	228,864	34,330	322,184	585,378

(d)         Financial Lease Contracts:

As of December 31, 2017 and 2018, the Bank’s scheduled cash flows to be received from financial leasing contracts have the following maturities as follows:

	Total receivable		Unearned income		Net lease receivable (*)
	2017	2018	2017	2018	2017	2018
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Due within one year	461,354	519,186	(54,216)	(60,216)	407,138	458,970
Due after 1 year but within 2 years	338,305	383,164	(39,946)	(44,066)	298,359	339,098
Due after 2 years but within 3 years	230,920	255,997	(26,136)	(28,740)	204,784	227,257
Due after 3 years but within 4 years	146,921	162,310	(17,680)	(19,471)	129,241	142,839
Due after 4 years but within 5 years	99,268	108,453	(12,564)	(13,992)	86,704	94,461
Due after 5 years	278,607	336,705	(27,315)	(33,666)	251,292	303,039
Total	1,555,375	1,765,815	(177,857)	(200,151)	1,377,518	1,565,664

(*) The net balance receivable does not include the total overdue portfolio totaling Ch$3,998 million and Ch$6,344 million as of December 31, 2017 and 2018, respectively. This overdue portfolio only reflects the past due portion without considering the remaining outstanding principal and interest.

The leasing contracts are related to real estate, industrial machinery, vehicles and transport equipment. The leasing contracts have an average life of between 2 and 15 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

12.           Loans to Customers, net, continued:

(e)          Loans by industry sector:

The following table details the Bank’s loan portfolio (before allowances for loans losses) as of December 31, 2017 and 2018 by the customer’s industry sector:

	Location
	Chile		Abroad		Total
	2017	2018	2017	2018	2017		2018
	MCh$	MCh$	MCh$	MCh$	MCh$	%	MCh$	%
Commercial loans:
Commerce	2,013,411	2,285,895	21,718	38,430	2,035,129	7.99	2,324,325	8.32
Financial services	1,845,464	2,119,815	6,185	2,784	1,851,649	7.27	2,122,599	7.60
Services	1,964,238	2,109,143	—	348	1,964,238	7.72	2,109,491	7.55
Construction	1,493,373	1,752,237	—	—	1,493,373	5.87	1,752,237	6.27
Agriculture and livestock	1,354,069	1,582,520	—	—	1,354,069	5.32	1,582,520	5.67
Manufacturing	1,369,293	1,544,862	30,399	34,613	1,399,692	5.50	1,579,475	5.66
Transportation and telecommunications	1,612,930	1,480,773	—	17,369	1,612,930	6.34	1,498,142	5.37
Electricity, gas and water	565,695	461,351	—	—	565,695	2.22	461,351	1.65
Mining	422,176	453,549	—	—	422,176	1.66	453,549	1.62
Fishing	145,266	156,472	—	—	145,266	0.57	156,472	0.56
Other	1,116,601	1,398,237	—	—	1,116,601	4.39	1,398,237	5.01
Subtotal	13,902,516	15,344,854	58,302	93,544	13,960,818	54.85	15,438,398	55.28
Residential mortgage loans	7,477,236	8,052,073	—	—	7,477,236	29.38	8,052,073	28.83
Consumer loans	4,013,459	4,436,161	—	—	4,013,459	15.77	4,436,161	15.89
Total	25,393,211	27,833,088	58,302	93,544	25,451,513	100.00	27,926,632	100.00

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

12.           Loans to Customers, net, continued:

(f)           Purchase of loan portfolio

During 2018, the Bank acquired loan portfolios, whose nominal value amounted to Ch$36,919 million.

During 2017, the Bank acquired loan portfolios, whose nominal value amounted to Ch$1,495 million.

(g)          Sale or transfer of credits from the loans to customers:

During 2017 and 2018 the Bank has carried out transactions of sale or transfer of the loan portfolio according to the following:

	As of December 31, 2017
	Carrying amount	Allowances released	Sale price	Effect on income (loss) gain
	MCh$	MCh$	MCh$	MCh$

Sale of outstanding loans	33,681	(11,595)	24,126	2,040
Sale of write-off loans	—	—	23	23
Total	33,681	(11,595)	24,149	2,063

	As of December 31, 2018
	Carrying amount	Allowances released	Sale price	Effect on income (loss) gain
	MCh$	MCh$	MCh$	MCh$

Sale of outstanding loans	22,567	(958)	21,876	267
Sale of write-off loans	—	—	—	—
Total	22,567	(958)	21,876	267

(h)         Own assets securitizations:

During 2017 and 2018 the Bank did not execute securitization transactions involving its own assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

13.           Financial Assets Available-for-Sale and Financial Assets at Fair Value through Other Comprehensive Income:

As of December 31, 2017 and 2018, financial assets are detailed as follows:

	2017	2018
	MCh$	MCh$
Assets instruments Available-for Sale	1,526,315	—
Debt instruments at fair value through OCI	—	1,043,440
Equity instruments valued at fair value through OCI	—	9,751
Total	1,526,315	1,053,191

(a)         Assets instruments available-for-sale:

As of December 31, 2017 instruments classified as available-for-sale are detailed as follows:

	2017	2018
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank:
Bonds issued by the Chilean Government and Central Bank	204,128	—
Promissory notes issued by the Chilean Government and Central Bank	3,346	—
Other instruments	148,894	—

Other instruments issued in Chile:
Equity instruments valued at fair value	9,218	—
Mortgage bonds from domestic banks	99,572	—
Bonds from domestic banks	5,415	—
Deposits from domestic banks	956,733	—
Bonds from other Chilean companies	14,969	—
Other instruments	83,006	—

Instruments issued by foreign institutions:
Equity instruments valued at cost	50	—
Other instruments issued abroad	984	—
Total	1,526,315	—

Instruments issued by the Chilean Government and Central Bank include instruments with repurchase agreements sold to clients and financial institutions, totaling Ch$5,177 million as of December 31, 2017. The repurchase agreements have an average maturity of 3 days as of December 31, 2017. Additionally, under the same item, other financial instruments are maintained as collateral guaranteeing the derivative transactions executed through Comder Contraparte Central S.A. for an amount of Ch$31,415 million as of December 31, 2017.

As of December 31, 2017, the portfolio of financial assets available-for-sale includes a net unrealized gain of Ch$9,521 million, recorded in other comprehensive income within equity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

13.           Financial Assets Available-for-Sale and Financial Assets at Fair Value through Other Comprehensive Income, continued:

(b)         Debt instruments at fair value through OCI:

(b.1)             The breakdown of the balance under the heading “Debt instruments at fair value through OCI” as of December 31, 2017 and 2018 is, as follows:

	2017	2018
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank:
Bonds issued by the Chilean Government and Central Bank	—	135,145
Promissory notes issued by the Chilean Government and Central Bank	—	—
Other instruments	—	29,077

Other instruments issued in Chile:
Mortgage bonds from domestic banks	—	92,491
Bonds from domestic banks	—	5,351
Deposits from domestic banks	—	559,108
Bonds from other Chilean companies	—	6,599
Other instruments	—	107,125

Instruments issued by foreign institutions:
Other instruments	—	108,544
Total	—	1,043,440

Instruments issued by the Chilean Government and Central Bank include instruments with repurchase agreements sold to clients and financial institutions, totaling Ch$6,965 million as of December 31, 2018. The repurchase agreements have an average maturity of 3 days as of December 31, 2018.

As of December 31, 2018, the portfolio of financial assets at FVOCI includes a net unrealized gain of Ch$3,649 million, recorded in other comprehensive income within equity.

As of December 31, 2018 the impairment for debt instruments at Fair Value through OCI was MCh$4,268.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

13.       Financial Assets Available-for-Sale and Financial Assets at Fair Value through Other Comprehensive Income, continued:

(b)         Debt instruments at fair value through OCI, continued:

(b.2)   The credit ratings of the issuers of debt instruments as of December 31, 2018 and 2017, are as follows:

	2018				2017
	Stage 1 Individual	Stage 2 Individual	Stage 3 Individual	Total	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Debt Instrument
Investment grade	827,770	—	—	827,770	1,433,057
Non-investment grade	—	—	—	—	—
Without rating	215,670	—	—	215,670	83,006
Total	1,043,440	—	—	1,043,440	1,516,063

(b.3)             Analysis of changes in the fair value of debt instrument is, as follows:

	2018
	Stage 1 Individual MCh$	Stage 2 Individual MCh$	Stage 3 Individual MCh$	Total MCh$
Gross Carrying amount as at 1 January 2018	1,516,063	—	—	1,516,063
Net change on gross carrying amount*	(515,343)	—	—	(515,343)
Change in fair value	14,162	—	—	14,162
Transfer to Stage 1	—	—	—	—
Transfer to Stage 2	—	—	—	—
Transfer to Stage 3	—	—	—	—
Amounts written off	—	—	—	—
Foreign exchange adjustments	28,558	—	—	28,558
Total	1,043,440	—	—	1,043,440

* Net allowance change between assets originated and assets repaid, excluding write-offs.

(b.4)             Analysis of changes in the corresponding ECLs of debt instrument is, as follows:

	2018
	Stage 1 Individual MCh$	Stage 2 Individual MCh$	Stage 3 Individual MCh$	Total MCh$
ECL allowances as at 1 January 2018	5,820	—	—	5,820
Net change on ECL allowances*	(1,978)	—	—	(1,978)
Transfer to Stage 1	—	—	—	—
Transfer to Stage 2	—	—	—	—
Transfer to Stage 3	—	—	—	—
Impact on year end ECL of exposures transferred between stages during the year **	—	—	—	—
Impact of net re-measurement of year end ECL	258	—	—	258
Amounts written off	—	—	—	—
Foreign exchange adjustments	168	—	—	168
Total	4,268	—	—	4,268

* Net allowance change between assets originated and assets repaid, excluding write-offs.

** Represents the change in the year-end ECLs of exposures that were transferred from one stage to another during the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

13.       Financial Assets Available-for-Sale and Financial Assets at Fair Value through Other Comprehensive Income, continued:

(c)          Equity instruments at fair value through OCI:

The breakdown of the balance under the heading “Equity instruments at fair value through OCI” as of December 31, 2017 and 2018 is as follows:

	2017	2018
	MCh$	MCh$
Equity instruments issued in Chile	—	8,939
Equity instruments issued by foreign institutions	—	812
Total	—	9,751

The equity investments issued by foreign institutions represent shares of currency exchange offices and servicing companies that the Bank is obliged to hold in order to benefit from these services. Shares that do not have an active market and their value cannot be reliably measured are presented at cost, the difference between cost and fair value is not expected to be significant.

(d)         Realized and unrealized profits:

Realized profits and losses are calculated as the proceeds from sales less the cost (specific identification method) of the investments identified as for sale and fair value through OCI. In addition, any unrealized profit or loss previously recorded in other comprehensive income for these investments is reclassified when recorded in the income statements.

The gross gains (losses) realized in sale of financial instruments, as of December 31, 2017 and 2018, is recorded in the item “Net financial operating income” (Note No. 32).

Change in profits and losses unrealized on the sale of debt instruments for the periods ended December 31, 2016, 2017 and 2018 are as follows:

	2016	2017	2018
	MCh$	MCh$	MCh$
Net gain (loss) on financial assets before income tax (1)	(52,345)	4,775	(13,878)
Tax (expense) benefit	12,575	(1,299)	3,757
Net of tax amount (2)	(39,770)	3,476	(10,121)

(1)         As of December 31, 2016, 2017 and 2018, realized gains reclassified to the income statement line item “Net financial operating income” amounted to Ch$64,011 million, Ch$5,149 million and Ch$400 million, respectively.

(2)         This amount corresponds to the unrealized gain or loss, net of deferred tax and which are included in “Consolidated Statement of Changes in Equity”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

14.           Investments in Other Companies:

(a)         This item includes investments in other companies for an amount of Ch$35,771 million and Ch$42,252 million as of December 31, 2017 and 2018, respectively, detailed as follows:

						Investment
		Ownership Interest		Equity		Book Value		Income (Loss)
Company	Shareholder	2017	2018	2017	2018	2017	2018	2017	2018
		%	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Associates
Transbank S.A.	Banco de Chile	26.16	26.16	56,804	69,358	15,070	18,468	2,117	3,262
Sociedad Operadora de Tarjetas de Crédito Nexus S.A.	Banco de Chile	25.81	25.81	13,781	16,805	3,822	4,557	884	735
Administrador Financiero del Transantiago S.A.	Banco de Chile	20.00	20.00	15,490	17,978	3,098	3,680	317	582
Redbanc S.A.	Banco de Chile	38.13	38.13	7,484	8,356	2,894	3,219	403	325
Centro de Compensación Automatizado S.A.	Banco de Chile	33.33	33.33	4,696	5,592	1,589	1,894	236	305
Sociedad Imerc OTC S.A.	Banco de Chile	12.33	12.33	11,490	11,952	1,417	1,474	66	56
Sociedad Interbancaria de Depósitos de Valores S.A.	Banco de Chile	26.81	26.81	3,659	4,161	995	1,129	215	204
Soc. Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Banco de Chile	15.00	15.00	5,838	6,106	908	944	66	58
Subtotal				119,242	140,308	29,793	35,365	4,304	5,527

Joint Venture
Servipag Ltda.	Banco de Chile	50.00	50.00	9,997	11,398	4,999	5,699	700	701
Artikos Chile S.A.	Banco de Chile	50.00	50.00	1,654	2,025	979	1,188	507	583
Subtotal				11,651	13,423	5,978	6,887	1,207	1,284

Total				130,893	153,731	35,771	42,252	5,511	6,811

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

14.           Investments in Other Companies, continued:

(b)         The total carrying amount of the Bank’s associates as of December 31, 2017 and 2018  is explained as follows:

	2017
Associate’s statement of financial position	Centro de Compensación Automatizado S.A.	Soc. Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Soc. Operadora de Tarjetas de Crédito Nexus S.A.	Sociedad Interbancaria de Depósitos de Valores S.A.	Redbanc S.A.	Transbank S.A.	Administrador Financiero del Transantiago S.A.	Sociedad Imerc OTC S.A.	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current assets	2,351	5,114	11,114	51	6,371	744,681	50,474	11,270	831,426
Non-current assets	4,520	1,224	21,555	3,669	14,864	76,097	830	6,643	129,402
Total Assets	6,871	6,338	32,669	3,720	21,235	820,778	51,304	17,913	960,828

Current liabilities	1,826	500	13,735	61	8,702	763,236	34,896	3,302	826,258
Non-current liabilities	349	—	5,153	—	5,049	738	918	3,112	15,319
Total Liabilities	2,175	500	18,888	61	13,751	763,974	35,814	6,414	841,577
Equity	4,696	5,838	13,781	3,659	7,484	56,804	15,490	11,490	119,242
Minority interest	—	—	—	—	—	—	—	9	9
Total Liabilities and Equity	6,871	6,338	32,669	3,720	21,235	820,778	51,304	17,913	960,828

Associate’s revenue and profit
Operating income	2,275	3,086	49,403	9	34,083	175,975	3,358	6,315	274,504
Operating expenses	(1,359)	(2,666)	(44,664)	(33)	(32,334)	(167,052)	(1,998)	(5,281)	(255,387)
Other income (expenses)	—	141	(187)	826	(339)	1,625	649	88	2,803
Income (loss) before taxes	916	561	4,552	802	1,410	10,548	2,009	1,122	21,920
Income tax	(208)	(122)	(1,125)	—	(354)	(2,453)	(426)	(586)	(5,274)
Net income for the year	708	439	3,427	802	1,056	8,095	1,583	536	16,646

	2018
	Centro de Compensación Automatizado S.A.	Soc. Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Soc. Operadora de Tarjetas de Crédito Nexus S.A.	Sociedad Interbancaria de Depósitos de Valores S.A.	Redbanc S.A.	Transbank S.A.	Administrador Financiero del Transantiago S.A.	Sociedad Imerc OTC S.A.	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current assets	3,088	5,871	12,918	153	6,084	812,285	55,402	18,842	914,643
Non-current assets	3,985	857	22,221	4,239	14,741	92,273	416	6,431	145,163
Total Assets	7,073	6,728	35,139	4,392	20,825	904,558	55,818	25,273	1,059,806

Current liabilities	1,321	622	14,179	231	9,907	833,788	36,676	10,111	906,835
Non-current liabilities	160	—	4,155	—	2,562	1,412	1,164	3,201	12,654
Total Liabilities	1,481	622	18,334	231	12,469	835,200	37,840	13,312	919,489
Equity	5,592	6,106	16,805	4,161	8,356	69,358	17,978	11,952	140,308
Minority interest	—	—	—	—	—	—	—	9	9
Total Liabilities and Equity	7,073	6,728	35,139	4,392	20,825	904,558	55,818	25,273	1,059,806

Operating income	3,214	3,302	50,319	1	35,314	191,568	3,435	6,254	293,407
Operating expenses	(2,005)	(3,016)	(46,426)	(35)	(33,895)	(177,440)	(2,615)	(5,567)	(270,999)
Other income (expenses)	(25)	177	(173)	796	(260)	2,380	2,982	59	5,936
Gain before tax	1,184	463	3,720	762	1,159	16,508	3,802	746	28,344
Income tax	(268)	(79)	(870)	—	(308)	(4,038)	(894)	(292)	(6,749)
Gain for the year	916	384	2,850	762	851	12,470	2,908	454	21,595

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

14.           Investments in Other Companies, continued:

(c)          Joint Ventures:

The Bank has a 50% interest in Servipag Ltda. and a 50% interest in Artikos Chile S.A., two jointly controlled entities. The Bank’s interest in both entities is accounted for using the equity method in the consolidated financial statements.

The table below presents summarized financial information as of December 31, 2017 and 2018 of the entities the Bank controls jointly:

	Artikos Chile S.A.		Servipag Ltda.
	2017	2018	2017	2018
	MCh$	MCh$	MCh$	MCh$
Current assets	1,231	1,397	56,188	59,142
Non-current assets	1,246	1,503	16,669	15,371
Total Assets	2,477	2,900	72,857	74,513

Current liabilities	823	875	56,397	57,847
Non-current liabilities	—	—	6,463	5,268
Total Liabilities	823	875	62,860	63,115
Equity	1,654	2,025	9,997	11,398
Total Liabilities and Equity	2,477	2,900	72,857	74,513

Operating income	3,194	3,544	40,580	42,679
Operating expenses	(2,352)	(2,519)	(38,401)	(40,318)
Other income (expenses)	17	12	(473)	(339)
Profit before tax	859	1,037	1,706	2,022
Income tax	154	130	(305)	(621)
Profit for the year	1,013	1,167	1,401	1,401

(d)         The reconciliation between opening and ending balance of investments in other companies that are not consolidated in 2016, 2017 and 2018 is detailed as follows:

	2016	2017	2018
	MCh$	MCh$	MCh$
Balance as of January 1,	25,849	30,314	35,771
Capital increase	1,129	—	—
Participation in net income	4,019	5,511	6,811
Dividends received	(667)	(484)	(411)
Other	(16)	430	81
Balance as of December 31,	30,314	35,771	42,252

(e)          As of December 31, 2017 and 2018, no impairment has been recognized in these investments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

15.           Intangible Assets:

(a)     Changes in intangible assets during the 2016, 2017 and 2018 periods are as follows:

	Goodwill (1)	Intangible assets arising from business combinations (2)	Software or computer programs	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2016	16,714	56,249	100,000	172,963
Acquisitions	—	—	11,248	11,248
Disposals	—	—	(1,757)	(1,757)
Balance as of December 31, 2016	16,714	56,249	109,491	182,454
Acquisitions	—	—	18,779	18,779
Disposals	—	—	(5,790)	(5,790)
Balance as of December 31, 2017	16,714	56,249	122,480	195,443
Acquisitions	—	—	23,512	23,512
Disposals	—	—	(1,024)	(1,024)
Balance as of December 31, 2018	16,714	56,249	144,968	217,931

Accumulated Amortization
Balance as of January 1, 2016	—	(34,982)	(73,281)	(108,263)
Amortization for the year	—	(2,286)	(8,595)	(10,881)
Disposals	—	—	1,726	1,726
Balance as of December 31, 2016	—	(37,268)	(80,150)	(117,418)
Amortization for the year	—	(2,285)	(9,075)	(11,360)
Disposals	—	—	5,790	5,790
Balance as of December 31, 2017	—	(39,553)	(83,435)	(122,988)
Amortization for the year	—	—	(10,496)	(10,496)
Disposals	—	—	1,024	1,024
Balance as of December 31, 2018	—	(39,553)	(92,907)	(132,460)

Net balance as of December 31, 2016	16,714	18,981	29,341	65,036
Net balance as of December 31, 2017	16,714	16,696	39,045	72,455
Net balance as of December 31, 2018	16,714	16,696	52,061	85,471

(1)         Goodwill corresponds mainly to business combination with Citibank Chile whose amount is of MCh$12,576 that represents the value of synergies to be generated in the combination process and the acquisition of know-how.

(2)         Intangible assets arising from business combinations include assets with indefinite useful lives acquired in the business combination with Citibank Chile.

As of December 31, 2017 and 2018, the Bank had made the following commitments for technological developments:

	Amount of Commitment
	2017	2018
	MCh$	MCh$
Software and licenses	5,129	11,806

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

15.           Intangible Assets, continued:

(b)     Impairment testing of Goodwill

For goodwill impairment purposes, testing is carried out at the level of business segments described above and in Note No. 6 to the financial statements. This methodology is in line with IAS 36, where business segments represent the lowest level within the entity at which the goodwill is monitored for internal management purposes.

Accordingly, for impairment testing purposes, goodwill acquired through business combinations has been allocated to four individual business segments, as follows:

	2017	2018
Business Segments	MCh$	MCh$
Retail	5,928	5,928
Wholesale	2,135	2,135
Treasury and money market operations	4,513	4,513
Subsidiaries	4,138	4,138
Total	16,714	16,714

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

•                  Earnings projections result from business growth, particularly associated with projected expansion rates for the local economy, the industry’s loan book and the Bank’s strategic goals. Then, based on historical data and a linear regression analysis, the Bank determines a multiplier of loan expansion (real terms) over GDP growth for the local economy. Currently, this multiplier is approximately 1.9 times and is expected to decrease overtime as long as banking penetration increases across the diverse business segments. For GDP growth forecasting, the Bank applies judgment based on publicly available information, such as Central Bank’ estimates and market analysts’ projections.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

15.           Intangible Assets, continued:

(b)         Impairment testing of Goodwill, continued:

•                  Following the estimation of growth rates for the economy and the banking industry, expansion rates of the Bank’s loan book are determined by considering the achievement of the Bank’s long-term strategic goals. Therefore, real growth rates are considered to be slightly higher than the industry rates within the ten-year period, assuming that a market share of 17.8% is achieved at year three and remains constant onwards. According to the Bank’s assessment this market share should permit it to obtain economies of scale while ensuring profitable growth by preserving the Bank’s balance between risk and return.

•                  Earnings projections beyond the ten-year period are involved in the terminal value, which considers a perpetual cash flows growth rate within the long-run set at 4.5% in the baseline scenario. This is in line with the compounded average growth rate of cash flows over the ten-year period deemed for evaluation.

•                  For purposes of business segments valuation, the DCF model considers discount rates that are determined by carrying out a linear regression analysis based on historical data of monthly stock returns for the Bank and the market portfolio or overall stock index (IGPA index in Chile). In order to do this, an index linear model is applied, which is widely used in finance for these purposes. After estimating the model parameters (alpha and beta), the Capital Asset Pricing Model (“CAPM”) is utilized in order to determine the cost of equity or discount rate for shareholders’ cash flows. When using CAPM, equilibrium scenarios are also assumed for risk-free rates and inflation. Based on this analysis, an 8.4% discount rate was computed by using CAPM and, therefore the Bank determined a cost of equity of 9.0% as a baseline scenario for discount rates used for valuation purposes. The Bank also carries out a sensitivity analysis by setting discounts rates of 8.0% and 10.0%.

•                  The value in use of every business segment is sensitive to earnings projections, discount rates and, to a much lesser extent, long-term growth rates. Changes in market factors may affect the calculation of discount rates.

(c)          The annual goodwill impairment tests for the years ended December 31, 2017 and 2018 did not result in an impairment loss on the goodwill of the Bank’s business segments as their economic values were higher than their carrying amounts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

16.           Property and Equipment:

(a)         As of December 31, 2017 and 2018, this account and its changes are detailed as follows:

	Land and Buildings	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$
(a.1) Cost

Balance as of January 1, 2017	302,187	180,322	50,404	532,913
Additions	10,606	8,898	3,720	23,224
Disposals/write-downs/sales	(1,365)	(4,851)	(1,569)	(7,785)
Accumulated depreciation (see (a.2))	(142,768)	(148,006)	(41,316)	(332,090)
Impairment loss (*) (***)	—	—	(3)	(3)
Balance as of December 31, 2017	168,660	36,363	11,236	216,259

Balance as of January 1, 2018	311,428	184,369	52,552	548,349
Additions	12,589	12,702	2,774	28,065
Disposals/write-downs/sales	(3,145)	(13,845)	(1,785)	(18,775)
Accumulated depreciation (see (a.2))	(150,099)	(148,455)	(42,879)	(341,433)
Impairment loss (*)	(287)	(6)	(41)	(334)
Balance as of December 31, 2018	170,486	34,765	10,621	215,872

(a.2) Accumulated Depreciation

Balance as of January 1, 2017	(134,900)	(139,277)	(39,654)	(313,831)
Depreciation charges of the year (*) (**)	(9,040)	(13,723)	(3,045)	(25,808)
Sales and disposals of the year	1,172	4,851	1,526	7,549
Transfers	—	143	(143)	—
Accumulated Depreciation as of December 31, 2017	(142,768)	(148,006)	(41,316)	(332,090)
Depreciation charges of the year (*) (**)	(9,193)	(14,291)	(3,333)	(26,817)
Sales and disposals of the year	1,862	13,842	1,770	17,474
Accumulated Depreciation as of December 31, 2018	(150,099)	(148,455)	(42,879)	(341,433)

(*)                   See Note No. 37 about Depreciation, Amortization and Impairment

(**)            It does not include depreciation for the year for Investment Properties, which it registered under the item “Investment Properties” for an amount of Ch$368 million (Ch$368 million in 2017)

(***)     It does not include charge-off provisions for Property and Equipment for an amount of Ch$163 million in 2017.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

16.           Property and Equipment, continued:

(b)         As of December 31, 2017 and 2018 the Bank has operating lease agreements, in which it acts as lessee, that cannot be terminated unilaterally; Information on the future payments is detailed as follows:

	Lease Contracts
	Expenses for the year	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Year 2017	33,017	2,764	5,522	23,462	45,891	33,789	34,401	145,829
Year 2018	34,773	2,929	5,828	23,578	46,143	28,730	26,697	133,905

As these lease agreements are operating leases under IAS 17 the leased assets are not presented in the Bank’s statement of financial position.

The Bank has entered into commercial leases of real estate. These leases have an average life of 5 years. There are no restrictions placed upon the lessee by entering into the lease.

(c)          As of December 31, 2017 and 2018, the Bank does not have any financial lease agreements as lessee and, therefore, there are no property and equipment balances to be reported from such transactions as of December 31, 2017 and 2018.

(d)         As of December 31, 2017 and 2018 the gross amount of fully depreciated assets (mainly equipment and facilities) corresponds to Ch$225,641 million and Ch$219,355 million, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

17.           Investment Properties:

	2016	2017	2018
	MCh$	MCh$	MCh$
Net Balance as of January 1,	15,042	14,674	14,306
Additions resulting from business combinations	—	—	—
Reclassifications	—	—	—
Disposals	—	—	—
Depreciation charges in the period	(368)	(368)	(368)
Impairment	—	—	—
Net Balance as of December 31,	14,674	14,306	13,938

Estimated useful lives applied by the Bank are presented in Note No. 2(l) on Property and equipment.

As of December 31, 2018, the fair value of the investment properties held by the Bank is Ch$46,562 million (Ch$42,230 million as of December 31, 2017).

In 2018, the Bank earned income of Ch$6,265 million (Ch$5,844 million in 2017) renting out their investment properties. In the same period the Bank incurred corresponding expenses of Ch$2,806 million and Ch$2,794 million per year in 2017 and 2018.

18.           Current Taxes and Deferred Taxes:

(a)         Current Tax:

The Bank and its subsidiaries at the end of each year, have constituted a First Category Income Tax Provision, which was determined based on current tax regulations, and has been reflected in the statement of financial position net of taxes to be recovered or payable, as applicable, as of December 31, 2018 and 2017, according to the following detail:

	2017	2018
	MCh$	MCh$

Income taxes	108,844	150,798
Less:
Monthly prepaid taxes (PPM)	(123,717)	(126,917)
Credit for training expenses	(2,036)	(2,224)
Other	(2,670)	(1,410)
Total tax (receivable) payable, net	(19,579)	20,247

	2017	2018
	MCh$	MCh$

Current tax assets	23,032	677
Current tax liabilities	(3,453)	(20,924)
Total tax receivable (payable), net	19,579	(20,247)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

18.           Current Taxes and Deferred Taxes, continued:

(b)         Income Tax:

The Bank’s tax expense recorded for the years ended December 31, 2016, 2017 and 2018 is detailed as follows:

	2016	2017	2018
	MCh$	MCh$	MCh$
Income tax expense:
Current year taxes	134,759	105,024	159,153
Tax from previous period	1,030	(1,401)	2,574
Subtotal	135,789	103,623	161,727
(Credit) charge for deferred taxes:
Origin and reversal of temporary differences	(26,044)	20,043	(4,582)
Effect of changes in tax rate	(9,158)	(5,729)	—
Subtotal	(35,202)	14,314	(4,582)
Other	(375)	(2,576)	2,623
Net charge to income for income taxes	100,212	115,361	159,768

Tax Rate	24.00%	25.50%	27.00%

(c)          Reconciliation of effective tax rate:

The following table reconciles the income tax rate to the effective rate applied to determine the Bank’s income tax expense as of December 31, 2016, 2017 and 2018:

	2016		2017		2018
	Tax rate %	MCh$	Tax rate %	MCh$	Tax rate %	MCh$
Income tax calculated on net income before tax	24.00	162,063	25.50	175,298	27.00	206,116
Subordinated Debt Payment (*)	(5.05)	(34,092)	(5.67)	(38,997)	(3.21)	(24,515)
Additions or deductions (**)	(3.90)	(26,332)	(2.88)	(19,794)	(4.18)	(31,894)
Tax from previous years	0.15	1,030	(0.20)	(1,401)	0.34	2,574
Effect of changes in tax rate	(1.36)	(9,158)	(0.83)	(5,729)	—	—
Other	1.00	6,701	0.87	5,984	0.98	7,487
Effective rate and income tax expense	14.84	100,212	16.79	115,361	20.93	159,768

(*)              The tax expense related to the subordinated debt held by SAOS S.A, it ended during the current fiscal year, as a result of the generation of sufficient resources to pay off the total debt.

(**)       The deductions of the tax rate for 2016, 2017 and 2018 mainly relate to permanent differences between tax and financial accounting rules.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

18.           Current Taxes and Deferred Taxes, continued:

(c)         Reconciliation of effective tax rate, continued:

On September 29, 2014, Law 20,780, published in the Diario Oficial of Chile (equivalent to the “Federal Register”), amended the System of Income Taxation and introduced various adjustments to the tax system.

In the same line, on February 8, 2016 Law 20,899 was published, which established that open corporations must apply the tax regime of the first category with partial deduction of the credit in the final taxes. A regime characterized by the fact that shareholders will only be entitled to allocate against personal taxes (Global Supplementary or Additional), 65% of the first category tax paid by the company.

For this tax regime, the law 20,780 establishes a gradual increase of rates to the first category tax rates according to the following periodicity:

Year	Rate
2014	21.0%
2015	22.5%
2016	24.0%
2017	25.5%
2018	27.0%

Additionally, according to No. 11 of Article 1 of Law 20,780, as of January 1, 2017, the rate of sole tax has been increased to rejected expenses of article 21 from 35% to 40%.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

18.           Current Taxes and Deferred Taxes, continued:

(b)         Effect of deferred taxes on income and equity:

The effects of deferred taxes on assets, liabilities and income accounts are detailed as follows:

	Balance as of January 1,	Effect		Balance as of December 31,	Balance as of January 1,	Effect		Balance as of December 31,
	2017	Income	Equity	2017	2018	Income	Equity	2018
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Debit differences:
Allowances for loan losses	127,719	(12,276)	—	115,443	138,643	3,232	—	141,875
Personnel provisions	11,231	1,290	—	12,521	12,521	756	—	13,277
Staff vacations	6,674	234	—	6,908	6,908	333	—	7,241
Accrued interest and indexation adjustments from past due loans	3,355	59	—	3,414	3,414	(182)	—	3,232
Staff severance indemnities provision	1,854	(352)	(45)	1,457	1,457	(8)	35	1,484
Provisions of credit card expenses	12,459	(3,504)	—	8,955	8,955	858	—	9,813
Provisions of accrued expenses	14,489	1,869	—	16,358	16,358	(3,203)	—	13,155
Derivative instruments adjustments	—	—	—	—	—	1,356	—	1,356
Adjustment for valuation and impairment of financial assets at fair value through OCI	—	—	—	—	—	(419)	1,365	946
Leasing	37,119	(4,570)	—	32,549	32,549	10,439	—	42,988
Other adjustments	5,664	581	1	6,246	6,246	(5,233)	1	1,014
Total debit differences	220,564	(16,669)	(44)	203,851	227,051	7,929	1,401	236,381
Credit differences:
Depreciation of property and equipment and investment properties	11,815	2,466	—	14,281	14,281	709	—	14,990
Adjustment for valuation and impairment of financial assets at fair value through OCI	1,092	1	1,299	2,392	2,392	—	(2,392)	—
Transitory assets	4,772	714	—	5,486	5,486	28	—	5,514
Derivative instruments adjustments	7,707	(3,329)	—	4,378	4,378	(4,378)	—	—
Accrued interest to effective rate	2,247	(644)	—	1,603	1,603	(39)	—	1,564
Advance payment of lump-sum under union contracts	—	—	—	—	—	6,699	—	6,699
Intangible assets amortization	6,090	(587)	—	5,503	5,503	—	—	5,503
Other adjustments	9,918	(976)	1	8,943	8,943	328	—	9,271
Total credit differences	43,641	(2,355)	1,300	42,586	42,586	3,347	(2,392)	43,541
Total Assets (Liabilities), net	176,923	(14,314)	(1,344)	161,265	184,465	4,582	3,793	192,840

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

19.           Other Assets:

As of December 31, 2017 and 2018, other assets are detailed as follows:

	2017	2018
	MCh$	MCh$
Deposit by derivatives margin	174,254	336,548
Assets held for leasing (*)	127,979	101,848
Recoverable income taxes	20,437	44,665
Prepaid expenses	12,180	37,394
Other accounts and notes receivable	99,201	29,080
Documents intermediated (**)	32,593	28,478
Assets received or awarded as payment (***):
Assets received in lieu of payment	19,905	24,871
Provisions for assets received in lieu of payment	(1,532)	(1,915)
Commissions receivable	6,387	12,155
Accounts receivable for sale of assets received in lieu of payment	3,353	4,816
Rental guarantees	1,849	1,895
VAT receivable	—	1,302
Recovered leased assets for sale	3,053	1,064
Mutual funds (****)	78,069	—
Other	27,072	29,490
Total	604,800	651,691

(*)	These correspond to property and equipment to be given under a financial lease.
(**)	Documents intermediated refers to securities lending agreements managed by the Bank’s subsidiary Banchile Corredores de Bolsa S.A.
(***)	Assets received in lieu of payment are valued at fair value, which is calculated considering the lesser between appraised value and value of award, less cost of sell.
(****)	IFRS 9 replaced IAS 39 for financial statements from January 1, 2018 onwards and includes new classification and measurement requirements for financial assets and liabilities (see note No. 5).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

20.           Current Accounts and Other Demand Deposits:

As of December 31, 2017 and 2018, current accounts and other demand deposits are detailed as follows:

	2017	2018
	MCh$	MCh$
Current accounts	7,200,050	7,725,465
Other demand deposits	1,081,223	1,143,414
Other deposits and accounts	634,433	715,609
Total	8,915,706	9,584,488

21.           Saving Accounts and Time Deposits:

As of December 31, 2017 and 2018, saving accounts and time deposits are detailed as follows:

	2017	2018
	MCh$	MCh$
Time deposits	9,743,968	10,343,922
Term savings accounts	214,120	224,303
Other term balances payable	109,690	87,949
Total	10,067,778	10,656,174

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

22.           Borrowings from Financial Institutions:

As of December 31, 2017 and 2018, borrowings from financial institutions are detailed as follows:

	2017	2018
	MCh$	MCh$
Domestic banks
Interbank loans	1,100	7,001
Current account overdrafts	—	374
Subtotal	1,100	7,375

Foreign banks
Foreign trade financing
Chilean export financing	1,064,435	1,354,943
Chilean import financing	23,064	31,523
Obligations for transactions between other countries	—	—
Borrowings and other obligations
Current account overdrafts	13,745	18,283
Borrowings obtained at long-term	92,683	104,635
Subtotal	1,193,927	1,509,384

Chilean Central Bank
Debt reprogramming credit lines	1	—
Subtotal	1	—
Total	1,195,028	1,516,759

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

23.           Debt Issued:

As of December 31, 2017 and 2018, Debt issued is detailed as follows:

	2017 MCh$	2018 MCh$
Mortgage bonds	23,424	16,368
Bonds	5,769,334	6,772,990
Subordinated bonds	696,217	686,194
Total	6,488,975	7,475,552

During the year ended as of December 31, 2018, Banco de Chile issued bonds by an amount of Ch$2,157,587 million, from which corresponds to Current Bonds and Commercial papers by an amount of Ch$1,216,867 million and Ch$940,720 million respectively, according to the following details:

Bonds

Series	Currency	Amount MCh$	Terms Years	Annual issue rate %	Issue date	Maturity date
BCHIEA0617	UF	106,001	6	1.60	03/01/2018	03/01/2024
BCHIBN1015	UF	114,212	12	2.90	24/01/2018	24/01/2030
BCHIEF1117	UF	79,612	8	1.80	09/02/2018	09/02/2026
BCHIEP0717	UF	104,550	11	2.00	13/02/2018	13/02/2029
BCHIBT1215	UF	57,936	14	3.00	13/03/2018	13/03/2032
BCHIBW1215	UF	59,081	14	2.20	14/08/2018	14/08/2032
BCHIDY0917	UF	55,619	5	1.24	16/08/2018	16/08/2023
BCHIEN1117	UF	109,543	10	2.08	25/09/2018	25/09/2028
BCHIDX0817	UF	109,311	5	1.70	22/10/2018	22/10/2023
BCHIDY0917	UF	12,025	5	1.74	22/10/2018	22/10/2023
BCHIDY0917	UF	15,299	5	1.75	22/10/2018	22/10/2023
BCHIBY1215	UF	59,374	15	2.29	24/10/2018	24/10/2033
BCHIBX0815	UF	58,998	15	2.29	24/10/2018	24/10/2033
BCHIBZ0815	UF	59,987	15	2.23	07/12/2018	07/12/2033
BCHIEJ0717	UF	82,878	9	1.99	12/12/2018	12/12/2027
Subtotal UF		1,084,426

BCHIDH0916	CLP	20,370	4	3.80	11/06/2018	11/06/2022
BONO USD	USD	32,842	10	4.26	28/09/2018	28/09/2028
BONO CHF	CHF	79,229	5	0.57	26/10/2018	26/10/2023
Subtotal other currencies		132,441
Total as of December 31, 2018		1,216,867

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

23.           Debt Issued, continued:

Commercial Papers

Counterparty	Currency	Amount MCh$	Annual interest rate %	Issued date	Maturity date
Wells Fargo Bank	USD	2,998	1.85	06/02/2018	08/05/2018
Wells Fargo Bank	USD	2,998	1.93	06/02/2018	08/06/2018
Wells Fargo Bank	USD	2,998	1.98	06/02/2018	09/07/2018
Wells Fargo Bank	USD	2,998	2.05	06/02/2018	06/08/2018
Wells Fargo Bank	USD	2,998	2.05	06/02/2018	08/08/2018
Wells Fargo Bank	USD	29,716	2.25	28/02/2018	28/06/2018
Wells Fargo Bank	USD	1,723	2.40	28/02/2018	29/08/2018
Citibank N.A.	USD	6,894	2.60	28/02/2018	25/02/2019
Wells Fargo Bank	USD	13,780	2.30	02/03/2018	02/07/2018
Wells Fargo Bank	USD	4,489	2.30	05/03/2018	06/07/2018
Citibank N.A.	USD	18,080	2.22	07/03/2018	05/06/2018
Wells Fargo Bank	USD	1,747	2.25	13/03/2018	11/06/2018
Wells Fargo Bank	USD	3,006	2.45	14/03/2018	11/09/2018
Wells Fargo Bank	USD	606	2.60	15/03/2018	14/12/2018
Wells Fargo Bank	USD	605	2.60	29/03/2018	28/09/2018
Wells Fargo Bank	USD	60,343	2.60	05/04/2018	04/09/2018
Wells Fargo Bank	USD	30,254	2.50	06/04/2018	01/08/2018
Wells Fargo Bank	USD	1,743	2.40	10/04/2018	09/08/2018
Wells Fargo Bank	USD	8,918	2.75	13/04/2018	12/04/2019
Wells Fargo Bank	USD	8,946	2.75	17/04/2018	16/04/2019
Citibank N.A.	USD	19,046	2.36	08/05/2018	08/08/2018
Citibank N.A.	USD	31,665	2.38	09/05/2018	07/08/2018
Citibank N.A.	USD	1,873	2.37	10/05/2018	08/08/2018
Citibank N.A.	USD	12,250	2.36	14/05/2018	15/08/2018
Wells Fargo Bank	USD	18,968	2.70	11/06/2018	01/04/2019
Wells Fargo Bank	USD	28,973	2.42	13/06/2018	24/07/2018
Wells Fargo Bank	USD	15,991	2.45	19/06/2018	20/09/2018
Citibank N.A.	USD	12,778	2.41	20/06/2018	20/09/2018
Citibank N.A.	USD	31,944	2.45	20/06/2018	03/10/2018
Wells Fargo Bank	USD	3,194	2.65	20/06/2018	13/02/2019
Citibank N.A.	USD	3,885	2.50	22/06/2018	23/11/2018
Wells Fargo Bank	USD	19,495	2.20	28/06/2018	27/07/2018
Wells Fargo Bank	USD	4,875	2.30	03/07/2018	11/09/2018
Wells Fargo Bank	USD	29,556	2.30	06/07/2018	10/09/2018
Wells Fargo Bank	USD	62,079	2.45	17/07/2018	17/10/2018
Wells Fargo Bank	USD	32,729	2.45	24/07/2018	22/10/2018
Wells Fargo Bank	USD	19,283	2.45	27/07/2018	29/10/2018
Wells Fargo Bank	USD	31,919	2.50	30/07/2018	29/11/2018
Wells Fargo Bank	USD	16,039	2.52	01/08/2018	06/12/2018
Citibank N.A.	USD	25,787	2.50	02/08/2018	06/12/2018
Wells Fargo Bank	USD	10,859	2.47	07/08/2018	14/12/2018
Wells Fargo Bank	USD	3,238	2.46	09/08/2018	14/12/2018
Wells Fargo Bank	USD	17,070	2.53	31/08/2018	28/12/2018
Wells Fargo Bank	USD	6,929	2.58	04/09/2018	06/02/2019
Citibank N.A.	USD	34,646	2.57	04/09/2018	04/01/2019
Citibank N.A.	USD	4,902	2.24	07/09/2018	09/10/2018
Citibank N.A.	USD	34,525	2.25	07/09/2018	09/10/2018
Citibank N.A.	USD	1,742	2.23	10/09/2018	09/10/2018
Wells Fargo Bank	USD	3,484	2.65	10/09/2018	11/03/2019
Wells Fargo Bank	USD	6,026	2.45	11/09/2018	06/12/2018
Bofa Merrill Lynch	USD	18,421	2.62	14/09/2018	01/03/2019
Wells Fargo Bank	USD	33,464	2.48	20/09/2018	20/12/2018
Wells Fargo Bank	USD	1,322	2.70	03/10/2018	05/04/2019
Wells Fargo Bank	USD	13,591	2.78	12/10/2018	25/04/2019
Wells Fargo Bank	USD	6,694	2.55	16/10/2018	16/01/2019
Citibank N.A.	USD	6,713	2.50	17/10/2018	04/01/2019
Citibank N.A.	USD	34,208	2.65	23/10/2018	22/01/2019
Citibank N.A.	USD	20,483	2.84	11/12/2018	11/03/2019
Wells Fargo Bank	USD	2,236	2.90	12/12/2018	12/04/2019
Wells Fargo Bank	USD	34,555	2.67	20/12/2018	19/02/2019
Wells Fargo Bank	USD	10,466	2.97	27/12/2018	02/05/2019
Wells Fargo Bank	USD	6,977	2.97	27/12/2018	29/04/2019
Total as of December 31, 2018		940,720

During the year ended December 31, 2018, there were no subordinated bonds issued.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

23.           Debt Issued, continued:

During the year ended as of December 31, 2017, Banco de Chile issued bonds by an amount of Ch$1,399,001 million, from which corresponds to Current Bonds and Commercial papers by an amount of Ch$590,052 million and Ch$808,949 million respectively, according to the following details:

Bonds

Series	Currency	Amount MCh$	Terms Years	Annual issue rate %	Issue date	Maturity date
BCHIBQ0915	UF	58,643	13	3.00	20/01/2017	20/01/2030
BCHIBH0915	UF	56,338	9	2.70	01/02/2017	01/02/2026
BCHIBP1215	UF	58,157	13	3.00	06/03/2017	06/03/2030
BCHIBC1215	UF	30,544	6	2.50	06/03/2017	06/03/2023
BCHIBC1215	UF	5,554	6	2.50	07/03/2017	07/03/2023
BCHIBC1215	UF	19,600	6	2.50	12/04/2017	12/04/2023
BCHIBG1115	UF	85,115	9	2.70	09/05/2017	09/05/2026
BCHIBE1115	UF	55,097	7	2.70	16/10/2017	16/10/2024
BCHIBR1215	UF	57,350	13	3.00	17/11/2017	17/11/2030
Subtotal UF		426,398

BONO EUR	EUR	36,782	15	1.71	26/04/2017	26/04/2032
BONO JPY	JPY	55,506	20	1.02	17/10/2017	17/10/2037
BONO USD	USD	71,366	20	2.49	20/12/2017	20/12/2037
Subtotal other currencies		163,654
Total as of December 31, 2017		590,052

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

23.           Debt Issued, continued:

Commercial Papers

Counterparty	Currency	Amount MCh$	Annual interest rate %	Issued date	Maturity date
Citibank N.A.	USD	13,223	1.37	05/01/2017	05/06/2017
Wells Fargo Bank	USD	16,702	1.50	06/01/2017	03/07/2017
Wells Fargo Bank	USD	6,681	1.48	06/01/2017	05/07/2017
Wells Fargo Bank	USD	3,340	1.38	06/01/2017	05/06/2017
Wells Fargo Bank	USD	3,340	1.27	06/01/2017	08/05/2017
Wells Fargo Bank	USD	3,340	1.17	06/01/2017	06/04/2017
Wells Fargo Bank	USD	24,906	1.20	09/01/2017	10/04/2017
Wells Fargo Bank	USD	671	1.47	09/01/2017	10/07/2017
Citibank N.A.	USD	2,685	1.47	09/01/2017	28/07/2017
Citibank N.A.	USD	67,131	1.27	09/01/2017	12/05/2017
Wells Fargo Bank	USD	20,105	1.36	10/01/2017	09/06/2017
Bofa Merrill Lynch	USD	16,754	1.35	10/01/2017	09/06/2017
Wells Fargo Bank	USD	1,318	1.23	13/01/2017	12/05/2017
Wells Fargo Bank	USD	3,295	1.43	13/01/2017	12/07/2017
Bofa Merrill Lynch	USD	3,884	1.70	07/02/2017	06/02/2018
Bofa Merrill Lynch	USD	4,531	1.70	07/02/2017	06/02/2018
Bofa Merrill Lynch	USD	11,017	1.70	08/02/2017	07/02/2018
Wells Fargo Bank	USD	12,797	1.40	10/02/2017	01/09/2017
Wells Fargo Bank	USD	19,196	1.40	10/02/2017	11/09/2017
Wells Fargo Bank	USD	19,284	1.70	13/02/2017	12/02/2018
Wells Fargo Bank	USD	1,607	1.32	13/02/2017	14/08/2017
Citibank N.A.	USD	10,992	1.04	15/02/2017	15/05/2017
Citibank N.A.	USD	15,977	1.34	15/02/2017	15/08/2017
Citibank N.A.	USD	4,474	1.34	15/02/2017	15/08/2017
Citibank N.A.	USD	4,471	1.35	16/02/2017	08/09/2017
Wells Fargo Bank	USD	9,885	1.40	21/03/2017	29/09/2017
Bofa Merrill Lynch	USD	33,024	1.16	24/03/2017	23/06/2017
Bofa Merrill Lynch	USD	26,419	1.16	24/03/2017	23/06/2017
Bofa Merrill Lynch	USD	33,165	1.42	30/03/2017	27/09/2017
Wells Fargo Bank	USD	16,651	1.30	10/04/2017	08/08/2017
Wells Fargo Bank	USD	13,351	1.45	11/04/2017	10/10/2017
Citibank N.A.	USD	33,061	1.30	12/06/2017	12/09/2017
Wells Fargo Bank	USD	2,645	1.48	12/06/2017	11/12/2017
Bofa Merrill Lynch	USD	7,972	1.30	16/06/2017	15/09/2017
Wells Fargo Bank	USD	6,643	1.75	16/06/2017	15/06/2018
Wells Fargo Bank	USD	6,786	1.81	21/06/2017	20/06/2018
Citibank N.A.	USD	10,418	1.48	23/06/2017	19/12/2017
Citibank N.A.	USD	5,960	1.46	27/06/2017	19/12/2017
Citibank N.A.	USD	26,487	1.35	27/06/2017	23/10/2017
JPMorgan Chase	USD	33,322	1.48	11/07/2017	08/11/2017
Citibank N.A.	USD	32,871	1.52	14/07/2017	12/01/2018
Wells Fargo Bank	USD	16,284	1.55	31/07/2017	31/01/2018
Wells Fargo Bank	USD	3,257	1.55	31/07/2017	31/01/2018
Wells Fargo Bank	USD	6,513	1.42	31/07/2017	31/10/2017
Wells Fargo Bank	USD	6,513	1.42	31/07/2017	31/10/2017
Wells Fargo Bank	USD	10,952	1.52	14/08/2017	09/02/2018
Wells Fargo Bank	USD	12,852	1.52	21/08/2017	16/02/2018
Wells Fargo Bank	USD	19,047	1.47	25/08/2017	22/12/2017
Wells Fargo Bank	USD	18,708	1.63	13/10/2017	11/04/2018
Wells Fargo Bank	USD	12,472	1.63	13/10/2017	09/04/2018
Wells Fargo Bank	USD	24,944	1.77	13/10/2017	10/07/2018
Wells Fargo Bank	USD	6,236	1.91	13/10/2017	12/10/2018
Bofa Merrill Lynch	USD	12,472	1.63	13/10/2017	12/04/2018
JPMorgan Chase	USD	8,215	1.83	14/11/2017	13/08/2018
Wells Fargo Bank	USD	15,883	1.65	21/11/2017	21/03/2018
Wells Fargo Bank	USD	42,624	1.75	07/12/2017	05/03/2018
Wells Fargo Bank	USD	1,596	2.25	14/12/2017	13/12/2018
Total as of December 31, 2017		808,949

During the year ended December 31, 2017, there were no subordinated bonds issued.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

24.            Other Financial Obligations:

As of December 31, 2017 and 2018, other financial institutions are detailed as follows:

	2017 MCh$	2018 MCh$
Other Chilean obligations	104,665	95,912
Public sector obligations	32,498	22,102
Total	137,163	118,014

25.            Provisions:

(a)         As of December 31, 2017 and 2018, provisions are detailed as follows:

	2017 MCh$	2018 MCh$
Provision for minimum dividends	172,804	178,462
Provisions for contingent loan risks (*)	—	25,016
Provisions for other contingencies	21,733	468
Total	194,537	203,946

(*)             IFRS 9 replaced IAS 39 for financial statements from January 1, 2018 onwards and includes new classification and measurement requirements for financial assets and liabilities (see note No.5).

(b)         The following table details the changes in provisions during 2017 and 2018:

	Minimum dividends MCh$	Contingent loan risks MCh$	Other MCh$	Total MCh$

Balances as of January 1, 2017	165,675	—	21,893	187,568
Provisions established	172,804	—	—	172,804
Provisions used	(165,675)	—	—	(165,675)
Provisions released	—	—	(160)	(160)
Balances as of December 31, 2017	172,804	—	21,733	194,537

Balances as of January 1, 2018	172,804	22,975	21,733	217,512
Provisions established	178,462	2,041	3	180,506
Provisions used	(172,804)	—	(19,347)	(192,151)
Provisions released	—	—	(1,921)	(1,921)
Balances as of December 31, 2018	178,462	25,016	468	203,946

(c)          Impairment losses on contingent loan risks:

Provisions for contingent loan risks are detail are detailed as follows:

	2017 (*)	2018
	MCh$	MCh$
Foreign office guarantees and standby letters of credit	—	428
Confirmed foreign letters of credit	—	29
Issued foreign letters of credit	—	93
Performance guarantees	—	4,080
Undrawn credit lines	—	20,386
Total	—	25,016

(*)              IFRS 9 replaced IAS 39 for financial statements from January 1, 2018 onwards and includes new classification and measurement requirements for financial assets and liabilities (see note No. 5).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

25.            Provisions, continued:

(c)          Impairment losses on contingent loan risks, continued:

An analysis of changes in the gross carrying amount and the corresponding allowance for impairment losses in relation to each contingent loan risk is, as follow:

a.              Foreign office guarantees and standby letters of credit:

The table below shows the credit quality and the maximum exposure to credit risk based on the Bank’s internal credit rating system and year end stage classification as of December 31, 2018 and 2017.

	2018							2017
	Stage 1		Stage 2		Stage 3
	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Total MCh$	Total MCh$
Normal	332,965	138	8,226	—	—	—	341,329	283,329
Substandard	—	—	347	—	—	—	347	1,706
Non-complying	—	—		—	—	—	—	—
Total	332,965	138	8,573	—	—	—	341,676	285,035

An analysis of changes in the outstanding exposures on foreign office guarantees and standby letters of credit from January 1, 2018 to December 31, 2018 is as follows:

	2018
	Stage 1		Stage 2		Stage 3
	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Total MCh$
Outstanding exposure as at January 1, 2018	274,563	84	10,388	—	—	—	285,035
Net change on exposures	33,660	24	(4,139)	—	132	—	29,677
Transfer to Stage 1	4,994	—	(4,855)	—	(139)	—	—
Transfer to Stage 2	(6,513)	—	6,513	—	—	—	—
Transfer to Stage 3	—	—	—	—	—	—	—
Foreign exchange adjustments	26,261	30	666	—	7	—	26,964
Total	332,965	138	8,573	—	—	—	341,676

An analysis of changes in ECL exposures on foreign office guarantees and standby letters of credit from January 1, 2018 to December 31, 2018 is as follows:

	2018
	Stage 1		Stage 2		Stage 3
	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Total MCh$
ECL exposures as at January 1, 2018	256	—	—	—	—	—	256
Net change on exposures	152	(1)	—	—	57	—	208
Transfer to Stage 1	60	—	—	—	(60)	—	—
Transfer to Stage 2	(14)	—	14	—	—	—	—
Transfer to Stage 3	—	—	—	—	—	—	—
Impact on year end ECL of exposures transferred between stages during the year	(56)	—	(14)	—	—	—	(70)
Foreign exchange adjustments	30	1	—	—	3	—	34
Total	428	—	—	—	—	—	428

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

25.            Provisions, continued:

(c)          Impairment losses on contingent loan risks, continued:

b.              Confirmed foreign letters of credit:

The table below shows the credit quality and the maximum exposure to credit risk based on the Bank’s internal credit rating system and year end stage classification.

	2018							2017
	Stage 1		Stage 2		Stage 3
	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Total MCh$	Total MCh$
Normal	56,764	—	—	—	—	—	56,764	64,970
Substandard	—	—	—	—	—	—	—	—
Non-complying	—	—	—	—	—	—	—	—
Total	56,764	—	—	—	—	—	56,764	64,970

An analysis of changes in the outstanding exposures on confirmed foreign letters of credit from January 1, 2018 to December 31, 2018 is as follows:

	2018
	Stage 1		Stage 2		Stage 3
	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Total MCh$
Outstanding exposure as at January 1, 2018	64,970	—	—	—	—	—	64,970
Net change on exposures	(15,455)	—	8	—	—	—	(15,447)
Transfer to Stage 1	—	—	—	—	—	—	—
Transfer to Stage 2	—	—	—	—	—	—	—
Transfer to Stage 3	—	—	—	—	—	—	—
Foreign exchange adjustments	7,249	—	(8)	—	—	—	7,241
Total	56,764	—	—	—	—	—	56,764

An analysis of changes in ECL exposures on confirmed foreign letters of credit from January 1, 2018 to December 31, 2018 is as follows:

	2018
	Stage 1		Stage 2		Stage 3
	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Total MCh$
ECL exposures as at January 1, 2018	23	—	—	—	—	—	23
Net change on exposures	3	—	—	—	—	—	3
Transfer to Stage 1	—	—	—	—	—	—	—
Transfer to Stage 2	—	—	—	—	—	—	—
Transfer to Stage 3	—	—	—	—	—	—	—
Impact on year end ECL of exposures transferred between stages during the year	—	—	—	—	—	—	—
Foreign exchange adjustments	3	—	—	—	—	—	3
Total	29	—	—	—	—	—	29

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

25.       Provisions, continued:

(c)          Impairment losses on contingent loan risks, continued:

c.               Issued foreign letters of credit:

The table below shows the credit quality and the maximum exposure to credit risk based on the Bank’s internal credit rating system and year end stage classification.

	2018							2017
	Stage 1		Stage 2		Stage 3
	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Total MCh$	Total MCh$
Normal	344,874	1,585	41,823	114	—	—	388,396	94,313
Substandard	—	—	—	—	—	—	—	—
Non-complying	—	—	—	—	—	—	—	—
Total	344,874	1,585	41,823	114	—	—	388,396	94,313

An analysis of changes in the outstanding exposures on issued foreign letters of credit from January 1, 2018 to December 31, 2018 is as follows:

	2018
	Stage 1		Stage 2		Stage 3
	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Total MCh$
Outstanding exposure as at January 1, 2018	80,106	1,737	11,984	486	—	—	94,313
Net change on exposures	262,824	832	21,226	(1,498)	—	—	283,384
Transfer to Stage 1	6,268	—	(6,268)		—	—	—
Transfer to Stage 2	(13,420)	(1,098)	13,420	1,098	—	—	—
Transfer to Stage 3	—	—	—	—	—	—	—
Foreign exchange adjustments	9,096	114	1,461	28	—	—	10,699
Total	344,874	1,585	41,823	114	—	—	388,396

An analysis of changes in ECL exposures on issued foreign letters of credit from January 1, 2018 to December 31, 2018 is as follows:

	2018
	Stage 1		Stage 2		Stage 3
	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Total MCh$
ECL exposures as at January 1, 2018	43	6	—	—	—	—	49
Net change on exposures	38	7	—	(1)	—	—	44
Transfer to Stage 1	—	—	—	—	—	—	—
Transfer to Stage 2	(6)	(3)	6	3	—	—	—
Transfer to Stage 3	—	—	—	—	—	—	—
Impact on year end ECL of exposures transferred between stages during the year	4	—	(6)	(2)	—	—	(4)
Foreign exchange adjustments	4	—	—	—	—	—	4
Total	83	10	—	—	—	—	93

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

25.       Provisions, continued:

(c)          Impairment losses on contingent loan risks, continued:

d.              Performance guarantees:

The table below shows the credit quality and the maximum exposure to credit risk based on the Bank’s internal credit rating system and year end stage classification.

	2018							2017
	Stage 1		Stage 2		Stage 3
	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Total MCh$	Total MCh$
Normal	1,685,980	54,523	477,489	3,470	—	22	2,221,484	2,209,665
Substandard	—	—	7,586	—	—	—	7,586	9,157
Non-complying	—	—	—	74	2,310	1,228	3,612	2,006
Total	1,685,980	54,523	485,075	3,544	2,310	1,250	2,232,682	2,220,828

An analysis of changes in the outstanding exposures on Performance guarantees from January 1, 2018 to December 31, 2018 is as follows:

	2018
	Stage 1		Stage 2		Stage 3
	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Total MCh$
Outstanding exposure as at January 1, 2018	1,803,358	46,416	365,137	3,741	1,162	1,014	2,220,828
Net change on exposures	(6,282)	8,008	(23,779)	1,963	(786)	(1,935)	(22,811)
Transfer to Stage 1	189,344	10,346	(189,279)	(10,258)	(65)	(88)	—
Transfer to Stage 2	(332,091)	(9,034)	332,365	9,067	(274)	(33)	—
Transfer to Stage 3	(13)	(1,304)	(2,256)	(975)	2,269	2,279	—
Foreign exchange adjustments	31,664	91	2,887	6	4	13	34,665
Total	1,685,980	54,523	485,075	3,544	2,310	1,250	2,232,682

An analysis of changes in ECL exposures on Performance guarantees from January 1, 2018 to December 31, 2018 is as follows:

	2018
	Stage 1		Stage 2		Stage 3
	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Total MCh$
ECL exposures as at January 1, 2018	1,841	384	947	—	470	34	3,676
Net change on exposures	664	73	(113)	(2)	(310)	(11)	301
Transfer to Stage 1	—	18	—	—	—	(18)	—
Transfer to Stage 2	(439)	(87)	442	90	(3)	(3)	—
Transfer to Stage 3	—	(80)	(86)	—	86	80	—
Impact on year end ECL of exposures transferred between stages during the year	209	200	(444)	(88)	250	(79)	48
Foreign exchange adjustments	33	1	19	—	2	—	55
Total	2,308	509	765	—	495	3	4,080

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

25.       Provisions, continued:

(c)          Impairment losses on contingent loan risks, continued:

e.               Undrawn credit lines:

The table below shows the credit quality and the maximum exposure to credit risk based on the Bank’s internal credit rating system and year end stage classification.

	2018							2017
	Stage 1		Stage 2		Stage 3
	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Total MCh$	Total MCh$
Normal	1,279,611	5,512,504	177,084	786,603	—	449	7,756,251	7,227,822
Substandard	—	—	1,502	—	—	—	1,502	1,791
Non-complying	—	—	—	60	328	11,184	11,572	10,793
Total	1,279,611	5,512,504	178,586	786,663	328	11,633	7,769,325	7,240,406

An analysis of changes in the outstanding exposures undrawn credit lines from January 1, 2018 to December 31, 2018 is as follows:

	2018
	Stage 1		Stage 2		Stage 3
	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Total MCh$
Outstanding exposure as at January 1, 2018	1,199,593	5,086,210	147,053	794,449	411	12,690	7,240,406
Net change on exposures	111,426	621,021	(5,449)	(114,834)	(326)	(10,615)	601,223
Transfer to Stage 1	130,936	491,857	(130,926)	(488,237)	(11)	(3,619)	—
Transfer to Stage 2	(166,795)	(561,588)	166,892	563,941	(97)	(2,353)	—
Transfer to Stage 3	(120)	(1,928)	(217)	(13,476)	337	15,404	—
Foreign exchange adjustments	4,571	(123,068)	1,233	44,820	14	126	(72,304)
Total	1,279,611	5,512,504	178,586	786,663	328	11,633	7,769,325

An analysis of changes in ECL exposures on undrawn credit lines from January 1, 2018 to December 31, 2018 is as follows:

	2018
	Stage 1		Stage 2		Stage 3
	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Total MCh$
ECL exposures as at January 1, 2018	937	8,071	147	4,747	—	5,069	18,971
Net change on exposures	684	2,796	21	(2,669)	41	(1,450)	(577)
Transfer to Stage 1	99	1,463	(96)	(817)	(4)	(645)	—
Transfer to Stage 2	(87)	(3,246)	124	3,898	(37)	(652)	—
Transfer to Stage 3	—	(92)	(5)	(818)	5	910	—
Impact on year end ECL of exposures transferred between stages during the year	(3)	31	(56)	(441)	(5)	2,028	1,554
Foreign exchange adjustments	4	100	2	294	—	38	438
Total	1,634	9,123	137	4,194	—	5,298	20,386

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

25.       Provisions, continued:

(c)          Impairment losses on contingent loan risks, continued:

f.                Other commitments:

The table below shows the credit quality and the maximum exposure to credit risk based on the Bank’s internal credit rating system and year end stage classification as of December 31, 2018 and 2017.

	2018							2017
	Stage 1		Stage 2		Stage 3
	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Total MCh$	Total MCh$
Normal	46,561	—	—	—	—	—	46,561	60,609
Substandard	—	—	—	—	—	—	—	—
Non-complying	—	—	—	—	—	—	—	—
Total	46,561	—	—	—	—	—	46,561	60,609

An analysis of changes in the outstanding exposures on other commitments from January 1, 2018 to December 31, 2018 is as follows:

	2018
	Stage 1		Stage 2		Stage 3
	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Total MCh$
Outstanding exposure as at January 1, 2018	49,519	—	11,090	—	—	—	60,609
Net change on exposures	(2,958)	—	(11,090)	—	—	—	(14,048)
Transfer to Stage 1	—	—	—	—	—	—	—
Transfer to Stage 2	—	—	—	—	—	—	—
Transfer to Stage 3	—	—	—	—	—	—	—
Foreign exchange adjustments	—	—	—	—	—	—	—
Total	46,561	—	—	—	—	—	46,561

An analysis of changes in ECL exposures on other commitments from January 1, 2018 to December 31, 2018 is as follows:

2018
	Stage 1		Stage 2		Stage 3
	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Total MCh$
ECL exposures as at January 1, 2018	—	—	—	—	—	—	—
Net change on exposures	—	—	—	—	—	—	—
Transfer to Stage 1	—	—	—	—	—	—	—
Transfer to Stage 2	—	—	—	—	—	—	—
Transfer to Stage 3	—	—	—	—	—	—	—
Impact on year end ECL of exposures transferred between stages during the year	—	—	—	—	—	—	—
Foreign exchange adjustments	—	—	—	—	—	—	—
Total	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

26.       Employee Benefits:

(a)         Provisions for personnel benefits and payroll:

	2017	2018
	MCh$	MCh$

Short-term personnel benefits (a.2)	43,372	47,797
Vacation accrual (a.3)	25,159	26,855
Employee defined benefit plan (a.1)(*)	7,676	7,754
Other Benefits	10,421	10,173
Total	86,628	92,579

(*)          See Note No. 2 (y) (iii).

(a.1)           Employee defined benefit plan:

	2017	2018
	MCh$	MCh$

Current service cost	(86)	250
Interest cost on benefit obligation	343	300
Actuarial gains and losses	(164)	127
Net benefit expense	93	677

The net benefit expense is recognized under “Personnel Expenses” (Note No. 35).

The principal assumptions used in determining pension obligations for the Bank’s plan are shown below:

	December 31,	December 31,
	2017	2018
	%	%

Discount rate	4.53	4.25
Annual salary increase	4.14	4.42
Payment probability	99.99	99.99

The most recent actuarial valuation of the present value of the benefit plan obligation was carried out at December 31, 2018.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

26.           Employee Benefits, continued:

Changes in the present value of the defined benefit obligation are as follows:

	2017	2018
	MCh$	MCh$

Opening defined benefit obligation, January 1,	8,851	7,676
Increase (Decrease) in provision	257	550
Benefits paid	(1,268)	(599)
Actuarial gains and losses	(164)	127
Closing defined benefit obligation	7,676	7,754

(a.2) The following table details the changes in provisions for incentive plans during 2017 and 2018:

	2017	2018
	MCh$	MCh$

Balances as of January 1,	37,868	43,372
Provisions established	37,815	40,058
Provisions used	(32,311)	(35,633)
Provisions released	—	—
Balances as of December 31,	43,372	47,797

(a.3) The following table details the changes in provisions for vacation during 2017 and 2018:

	2017	2018
	MCh$	MCh$

Balances as of January 1,	25,539	25,159
Provisions established	5,626	7,529
Provisions used	(6,006)	(5,833)
Provisions released	—	—
Balances as of December 31,	25,159	26,855

(b)         Provisions for share-based employee benefits:

As of December 31, 2017 and 2018, the Bank and its subsidiaries do not have a stock compensation plan.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

27.           Other Liabilities:

As of December 31, 2017 and 2018, other liabilities are detailed as follows:

	2017	2018
	MCh$	MCh$

Accounts and notes payable (*)	190,151	176,826
Securities unliquidated	2,625	106,071
Documents intermediated	49,672	53,492
Cobranding	32,905	36,081
Financial guarantees (**)	11,374	—
Deferred income	5,576	5,743
Insurance payments	478	992
Pending transactions	675	616
VAT payable	918	—
Other	14,189	18,984
Total	308,563	398,805

(*) This item includes obligations that fall outside the Bank’s line of business such as withholding taxes, social security payments, insurance payable, and balances from material purchases and provisions for expenses pending payment.

(**)      IFRS 9 replaced IAS 39 for financial statements from January 1, 2018 onwards and includes new classification and measurement requirements for financial assets and liabilities (see note No. 5).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

28.           Contingencies and Commitments:

(a)         Commitments accounted for in off-balance-sheet accounts:

In order to satisfy its customers’ needs, the Bank entered into several irrevocable commitments and contingent obligations. Although these obligations are not recognized in the Statement of Financial Position, they entail credit risks and, therefore, form part of the Bank’s overall risk.

	2017	2018
	MCh$	MCh$

Off-balance-sheet accounts
Foreign office guarantees and standby letters of credit	285,035	341,676
Confirmed foreign letters of credit	64,970	56,764
Issued foreign letters of credit	94,313	388,396
Performance guarantees	2,220,828	2,232,682
Undrawn credit lines	7,240,406	7,769,325
Other commitments	60,609	46,561

Transactions on behalf of third parties
Collections	168,353	160,367
Third-party resources managed by the Bank:
Financial assets managed on behalf of third parties	7,121	27,334
Other assets managed on behalf of third parties	—	—
Financial assets acquired on its own behalf	133,794	103,319

Fiduciary activities
Securities held in safe custody in the Bank	5,738,873	6,930,293
Securities held in safe custody in other entities	14,990,439	13,783,748
Total	31,004,741	31,840,465

(b)         Financial Guarantees

As of December 31, 2017 and 2018, the expiration of financial guarantees per period is as follows:

	2017
	Due within 1 year MCh$	Due after 1 year but within 3 years MCh$	Due after 3 years but within 5 years MCh$	Due after 5 years MCh$	Total MCh$
Performance guarantees	1,608,314	523,597	80,623	8,294	2,220,828
Foreign office guarantees and standby letters of credit	218,532	66,006	280	217	285,035
Total	1,826,846	589,603	80,903	8,511	2,505,863

	2018
	Due within 1 year MCh$	Due after 1 year but within 3 years MCh$	Due after 3 years but within 5 years MCh$	Due after 5 years MCh$	Total MCh$
Performance guarantees	1,537,447	574,650	96,841	23,744	2,232,682
Foreign office guarantees and standby letters of credit	318,917	18,704	3,708	347	341,676
Total	1,856,364	593,354	100,549	24,091	2,574,358

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

28.           Contingencies and Commitments, continued:

(c)          Lawsuits and legal proceedings:

(c.1) Legal contingencies within the ordinary course of business:

At the date of issuance of these consolidated financial statements, there are legal actions filed against the Bank and its subsidiaries in the ordinary course of business. As of December 31, 2018, the Bank and its subsidiaries maintain provisions for legal contingencies amounting to Ch$204 million (Ch$21,470 million as of December 31, 2017(*)), which are part of the item “Provisions” in the Statement of Financial Position.

The following table presents the estimated date of completion of the respective litigation:

	As of December 31, 2018
	2019	2020	2021	2022	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Legal contingencies	24	180	—	—	204

(*)The trial in which the National Consumer Service brought a collective action against Banco de Chile ended by virtue of a conciliation agreement entered into between the parties on June 14, 2018, which was approved by the court by an executed resolution.

(c.2) Contingencies for significant lawsuits:

As of December 31, 2017 and 2018, there are not significant lawsuits that affect or may affect these Consolidated Financial Statements.

(d)         Guarantees granted:

(i)            In subsidiary Banchile Administradora General de Fondos S.A.:

In compliance with article 12 of Law 20,712, Banchile Administradora General de Fondos S.A., has designated Banco de Chile as the representative of the beneficiaries of the guarantees it has established and in that character the Bank has issued bank guarantees totaling UF 2,977,300, maturing January 10, 2019 (UF 2,588,500 maturing January 10, 2018 in December 2017). The subsidiary took a policy with Mapfre Seguros Generales S.A. for the Real State Funds by a guaranteed amount of UF 586,200.

As of December 31, 2017 and 2018 the Bank has no guaranteed mutual funds.

In compliance with the rules established by the Superintendency of Securities and Insurance (“SVS”) (now the Chilean Commission for the Financial Market (“CMF”)) in letter f) of Circular 1,894 of September 24, 2008, the entity has constituted guarantees, by management portfolio, in benefit of investors. Such guarantee corresponds to a bank guarantee for UF 499,800, with a maturity date of January 10, 2019.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

28.           Contingencies and Commitments, continued:

(d)         Guarantees granted, continued:

(ii)        In subsidiary Banchile Corredores de Bolsa S.A.:

For the purposes of ensuring correct and complete compliance with all of its obligations as a broker-dealer entity, in conformity with the provisions of article 30 and subsequent articles of Law 18,045 on Securities Markets, Banchile Corredores de Bolsa S.A. established a guarantee in an insurance policy for UF 20,000, insured by Mapfre Seguros, that matures on April 22, 2020, whereby the Securities Exchange of the Santiago Stock Exchange was appointed as the subsidiary’s creditors to representative.

The Bank has given the following guarantees in relation to this subsidiary’s business activities:

	2017	2018
	MCh$	MCh$
Guarantees:
Shares to secure short-sale transactions in:
Securities Exchange of the Santiago Stock Exchange	20,249	59,074
Securities Exchange of the Electronic Stock Exchange of Chile	29,926	17,223
Fixed income securities to ensure system CCLV, Santiago Securities Exchange, Stock Exchange	3,995	5,976
Shares delivered to ensure equity loan, Chilean Electronic Stock Exchange, Stock Exchange	3,864	—
Total	58,034	82,273

In conformity with the internal regulation of the stock exchange in which this subsidiary participates, and for the purpose of securing the broker’s correct performance, the Company established a pledge over 1,000,000 shares of the Santiago Stock Exchange, in favor of that institution, as stated in the Public Deed dated September 13, 1990 before the notary of Santiago Mr. Raul Perry Pefaur, and over 100,000 shares of the Electronic Chilean Stock Exchange, in favor of that Institution, as stated in a contract signed between both entities dated May 16, 1990.

Banchile Corredores de Bolsa S.A. keeps an insurance policy current with Southbridge Compañía de Seguros Generales S.A. that expires January 2, 2019, this considers matters of employee fidelity, physical losses, falsification or adulteration, and currency fraud with a coverage amount equivalent to US$10,000,000.

According to disposition of Chilean Central Bank, it provided a bank guarantee corresponding to UF 10,500, with purposes to comply with the requirements of the SOMA contract (Contract for Service of System Open Market Operations) of the Chilean Central Bank. This bank guarantee is readjustable in UF to fixed term, non-endorsable and has a maturity date of July 22, 2019.

It also provided a bank guarantee No. 359886-6 in the amount of UF 242,000 for the benefits of investors in portfolio management contracts. This bank guarantee is revaluated in UF to fixed term, non-endorsable and has a maturity date of January 10, 2019.

It also provided a cash guarantee in the amount of US$122,494.32 for the purpose of complying with the obligations to Pershing, for any operations conducted through that broker.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

28.           Contingencies and Commitments, continued:

(e)          Guarantees granted, continued:

(iii)    In subsidiary Banchile Corredores de Seguros Ltda.

According to established in article No. 58, letter D of D.F.L. 251, as of December 31, 2018 the entity maintains two insurance policies with effect from April 15, 2018 to April 14, 2019 which protect it against of potential damages caused by infractions of the law, regulations and complementary rules that regulate insurance brokers, especially when the non-compliance comes from acts, errors or omissions of the broker, its representatives, agents or dependents that participate in the intermediation.

The policies contracted are the following:

Matter insured	Amount Insured (UF)
Responsibility for errors and omissions policy	60,000
Civil responsibility policy	500

(f)           On January 30, 2014, the SVS (now the CMF) brought administrative charges against Banchile Corredores de Bolsa S.A. for the alleged infringement of the second paragraph of Article 53 of Security Market Law in relation to certain specific transactions performed during the years 2009, 2010 and 2011 related to Sociedad Química y Minera de Chile S.A.’s shares (SQM). In relation with the preceding, the second paragraph of Article 53 of Security Market Law states that “…no person may engage in transactions or induce or attempt to induce the purchase or sale of securities, whether or not governed by this Act, by means of any misleading or deceptive act, practice, mechanism or artifice….”

On October 30, 2014, the SVS (now the CMF) imposed a fine of UF 50,000 on Banchile Corredores de Bolsa S.A., for violation to de second paragraph of Article 53 of the Securities Market Law in relation to certain transaction of SQM-A’s shares intermediated by the Company in 2011.

Banchile Corredores de Bolsa S.A., filed a claim in the 11th Civil Court of Santiago against Exempt Resolution N°270 of October 30, 2014 of the SVS (now the CMF), requesting the annulment of the fine. This claim was consolidated with the trial due No. 25,795-2014, of the 22nd Civil Court of Santiago. On December 10, 2018, the aforementioned Court summoned the parties to hear the sentence, which to date has not yet been dictated.

According to the provisions policy of Banchile Corredores de Bolsa S.A., the company has not made provisions because in this judicial proceeding no judgment has yet been issued and the Bank’s legal advisors estimate that there are solid grounds for dismissal.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

29.           Equity:

(a)         Authorized, subscribed and paid shares:

As of December 31, 2018, the paid-in capital of Banco de Chile is represented by 101,017,081,114 registered shares (99,444,132,192 in 2017), with no par value, subscribed and fully paid.

(b)         Shares:

(b.1)     On July 12, 2018, Banco de Chile informed the capitalization of 40% of the distributable net income obtained during the fiscal year ended December 31, 2017, through the issuance of fully paid-in shares. This capitalization was approved at the Extraordinary Shareholders Meeting held on March 22, 2018, where it was agreed to increase the Bank´s capital in the amount of Ch$147,432,502,459 through the issuance of 1,572,948,922 fully paid-in shares, of no par value, payable through the distributable net income for the year 2017 that was not distributed as dividends, as agreed at the Ordinary Shareholders Meeting held on the same day.

The issuance of fully in paid shares was registered in the Superintendency of Banks and Financial Institutions of Chile (“SBIF”) with the No.1/2018, on July 9, 2018.

The Board of Directors of Banco de Chile, at the meeting No. 2,883, dated July 12, 2018, agreed to set July 26, 2018 as the date for the issuance and distribution of the fully paid in shares.

(b.2) The following table shows the share movements from December 31, 2016 to December 31, 2018:

Total Ordinary Shares
Total shares as of December 31, 2016	97,624,347,430
Capitalization of retained earnings	1,819,784,762
Total shares as of December 31, 2017	99,444,132,192
Capitalization of retained earnings	1,572,948,922
Total Shares as of December 31, 2018	101,017,081,114

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

29.           Equity, continued:

(c)     Shareholders’ composition:

As of December 31, 2017, the shareholder composition was as follows:

Corporate Name or Shareholder’s Name	Shares	% of Equity Holding

Sociedad Administradora de la Obligación Subordinada SAOS S.A.	28,593,701,789	28.75
LQ Inversiones Financieras S.A.	26,733,861,635	26.88
Sociedad Matriz del Banco de Chile S.A.	12,138,567,444	12.21
Other minority shareholders	31,978,001,324	32.16
Total	99,444,132,192	100.00

As of December 31, 2018, the shareholder composition was as follows:

Corporate Name or Shareholder’s Name	Shares	% of Equity Holding

Sociedad Administradora de la Obligación Subordinada SAOS S.A.	28,593,701,789	28.31
LQ Inversiones Financieras S.A.	27,460,203,382	27.18
Sociedad Matriz del Banco de Chile S.A.	12,138,573,251	12.02
Other minority shareholders	32,824,602,692	32.49
Total	101,017,081,114	100.00

(d)    Approval and payment of dividends:

At the Ordinary Shareholders’ Meeting held on March 22, 2018, the Bank’s shareholders agreed to distribute and pay dividend No. 206 amounting to Ch$3.14655951692 per common share of Banco de Chile, with charge to net income for the year ended December 31, 2017. The amount of dividend paid was Ch$374,079 million.

At the Ordinary Shareholders’ Meeting held on March 23, 2017, the Bank’s shareholders agreed to distribute and pay dividend No. 205 amounting to Ch$2.92173783704 per common share of Banco de Chile, with charge to net income for the year ended December 31, 2016. The amount of dividend paid was Ch$342,034 million.

The following dividends were declared and paid by the Bank for the year ended as of December 31, 2016, 2017 and 2018:

	2016	2017	2018
Dividends on ordinary shares MCh$ (*):	366,654	342,034	374,079
Dividends per ordinary share Ch$(1):	3.81	3.50	3.76

(*)          This dividend per share is composed of the dividend paid to the Central Bank and common shareholders in the amounts of MCh$152,930 and MCh$221,149, respectively. The Central Bank has 29,161.4 million shares with a payment of Ch$5.2442658 per common share of Banco de Chile and for common shareholders the number of shares are 70,282.7 million with a payment of Ch$3.1465595 per common share of Banco de Chile.

(1)         Dividends per share are calculated by dividing the amount of the dividend paid during each year by the previous year’s number of shares outstanding.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

29.           Equity, continued:

(e)     Provision for minimum dividends:

The Chilean Corporations Law mandates a minimum distribution of 30% of distributable income. Accordingly, the Bank recorded a liability under the line item “Provisions” for an amount of Ch$178,462 million (Ch$172,804 million in December 31, 2017) against “Retained earnings”.

(f)      Other comprehensive income:

In accordance with Note No. 2(g) (iii), the fair market value adjustment for financial assets at fair value through other comprehensive income is generated by fluctuations in the fair value of that portfolio, with a charge or credit to equity, net of deferred taxes (see Note No. 13). For the year ended 2018, there was a net debit to equity in an amount of Ch$10,121 million (a net credit to equity for Ch$3,476 million in 2017).

Cash flow hedge adjustment consists of the portion of income of hedge instruments registered in equity produced in a cash flow hedge. For the year ended December 31, 2018, there was a net debit to equity in an amount of Ch$22,589 million (a net credit to equity for Ch$11,158 million for the period 2017).

(g)     Earnings per share:

Earnings per share is calculated by dividing the net profit for the year attributable to the ordinary equity holders of the Bank by the weighted average number of ordinary shares outstanding during the year.

The following table shows the income and share data used in the calculation of EPS:

	As of December 31,
	2016		2017	2018
Basic and diluted earnings per share:

Net profits attributable to ordinary equity holders of the Bank	MCh$	575,051	572,080	603,633
Weighted average number of ordinary shares (*)	101,017,081,114		101,017,081,114	101,017,081,114
Earnings per share	Ch$	5.69	5.66	5.98

(*) During 2016, 2017 and 2018, the Bank capitalized 1,495,200,997, 1,819,784,762 and 1,572,948,922 shares respectively, which are considered in the earnings per share calculation as if they had been outstanding during all periods presented.

During the periods presented the Bank did not have any instruments that could lead to a dilution of its ordinary shares.

There have been no transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of the completion of these financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

30.           Interest Revenue and Expenses:

(a)         As of each year end below, interest revenue is detailed as follows:

	2016	2017	2018
	MCh$	MCh$	MCh$
Commercial loans	856,172	786,794	851,328
Consumer loans	613,962	614,393	613,293
Residential mortgage loans	447,582	401,862	502,832
Financial investments	30,725	35,403	52,909
Repurchase agreements	9,053	7,337	2,767
Loans and advances to banks	32,280	15,024	24,138
Gain (loss) from accounting hedges	(76,378)	20,722	(58,560)
Other interest revenue	3,596	5,165	11,910
Total	1,916,992	1,886,700	2,000,617

The amount of interest recognized on a received basis for impaired portfolio in 2018 amounts to Ch$5,113 million (Ch$6,426 million as of December 31, 2017).

(b)         As of each year end below, interest expenses are detailed as follows:

	2016	2017	2018
	MCh$	MCh$	MCh$
Savings accounts and time deposits	376,541	297,277	301,251
Debt issued	309,589	268,203	352,351
Other financial obligations	1,916	1,640	1,482
Repurchase agreements	6,223	5,193	8,901
Borrowings from financial institutions	13,504	19,255	29,275
(Gain) loss from accounting hedges	(24,190)	54,834	(23,694)
Demand deposits	6,241	5,350	9,380
Other interest expenses	435	253	694
Total	690,259	652,005	679,640

(c)          As of each year end below, loss from accounting hedge is the following:

	2016	2017	2018
	MCh$	MCh$	MCh$
Cash Flow hedge	(45,559)	(29,477)	(33,031)
Fair value hedge	(6,629)	(4,635)	(1,835)
Total	(52,188)	(34,112)	(34,866)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

31.           Income and Expenses from Fees and Commissions:

The income and expenses for fees and commissions shown in the Consolidated Statement of Comprehensive Income for the years ended December 31, 2016, 2017 and 2018 refer to the following items:

	2016	2017	2018
	MCh$	MCh$	MCh$
Income from fees and commissions
Card services	144,007	155,572	167,201
Investments in mutual funds and other	79,853	86,103	91,173
Collections and payments	49,362	50,343	52,717
Portfolio management	39,838	43,915	46,730
Insurance brokerage	28,036	30,163	32,886
Guarantees and letter of credit	23,183	24,485	25,021
Trading and securities management	13,666	18,741	24,632
Use of distribution channel	18,996	18,204	20,974
Financial advisory services	4,152	5,536	5,046
Lines of credit and overdrafts	5,795	5,000	4,837
Other fees earned	34,155	33,640	33,897
Total income from fees and commissions	441,043	471,702	505,114

Expenses from fees and commissions
Credit card transactions	(98,115)	(96,872)	(113,403)
Fees for interbank transactions	(10,361)	(13,189)	(16,554)
Fees for securities transactions	(3,969)	(6,802)	(7,544)
Fees for collections and payments	(6,427)	(6,206)	(6,546)
Sales force fees	(408)	(213)	(258)
Other fees	(492)	(746)	(854)
Total expenses from fees and commissions	(119,772)	(124,028)	(145,159)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

32.           Net Financial Operating Income:

The gain (losses) from trading and brokerage activities for the years ended December 31, 2016, 2017 and 2018 is detailed as follows:

	2016	2017	2018
	MCh$	MCh$	MCh$
Income on trading securities	42,415	46,207	42,605
Gain (loss) from mark to market	9,554	4,435	8,038
Financial assets held-for-trading	51,969	50,642	50,643
Sale of financial assets at fair value through other comprehensive income	65,320	6,514	1,118
Sale of loan portfolio	4,930	2,063	267
Net (loss) gain of other transactions	752	233	384
Derivative instruments	5,604	(89,113)	64,730
Total	128,575	(29,661)	117,142

33.           Foreign Exchange Transactions, net:

The detail of foreign exchange transactions for the years ended December 31, 2016, 2017 and 2018 is the following:

	2016	2017	2018
	MCh$	MCh$	MCh$
Gain (loss) from accounting hedges	(90,370)	(64,135)	118,690
Translation difference, net	(6,074)	(7,221)	9,609
Indexed foreign currency	108,849	176,231	(125,598)
Total	12,405	104,875	2,701

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

34.           Provisions for Loan Losses:

The changes in provisions for loan losses during 2016, 2017 and 2018 are the following:

	Loans and	Loans to customers as of December 31, 2016				Provisions for
	advance to banks	Commercial loans	Mortgage loans	Consumer loans	Total	contingent loan risks	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established:
Individual provisions	—	—	—	—	—	(5,944)	(5,944)
Group provisions	—	(45,462)	(6,932)	(261,838)	(314,232)	—	(314,232)
Provisions established net	—	(45,462)	(6,932)	(261,838)	(314,232)	(5,944)	(320,176)

Provisions released:
Individual provisions	94	7,924	—	—	7,924	2,575	10,593
Group provisions	—	—	—	—	—	3,478	3,478
Provisions released net	94	7,924	—	—	7,924	6,053	14,071

Recovery of written-off assets	—	13,017	2,350	31,475	46,842	—	46,842

Provisions net allowances for credit risk	94	(24,521)	(4,582)	(230,363)	(259,466)	109	(259,263)

The detail of the amounts presented in the Consolidated Statement of Cash Flow is as follows:

2016
MCh$

Allowances established of loans to customer and loans and advances to banks	(314,232)
Allowances released of loans to customer and loans and advances to banks	8,018
Total allowances of loans to customer and loans and advances to banks	(306,214)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

34.           Provisions for Loan Losses, continued:

	Loans and	Loans to customers as of December 31, 2017				Provisions for
	advance to banks	Commercial loans	Mortgage loans	Consumer loans	Total	contingent loan risks	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established:
Individual provisions	(5)	—	—	—	—	—	(5)
Group provisions	—	(47,837)	(4,361)	(247,810)	(300,008)	(3,131)	(303,139)
Provisions established net	(5)	(47,837)	(4,361)	(247,810)	(300,008)	(3,131)	(303,144)

Provisions released:
Individual provisions	—	28,571	—	—	28,571	3,841	32,412
Group provisions	—	—	—	—	—	—	—
Provisions released net	—	28,571	—	—	28,571	3,841	32,412

Recovery of written-off assets	—	13,750	3,246	32,481	49,477	—	49,477

Provisions net allowances for credit risk	(5)	(5,516)	(1,115)	(215,329)	(221,960)	710	(221,255)

The detail of the amounts presented in the Consolidated Statement of Cash Flow is as follows:

2017
MCh$

Allowances established of loans to customer and loans and advances to banks	(300,013)
Allowances released of loans to customer and loans and advances to banks	28,571
Total allowances of loans to customer and loans and advances to banks	(271,442)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

34.           Provisions for Loan Losses, continued:

	Loans and	Loans to customers as of December 31, 2018				Provisions for
	advance to banks	Commercial loans	Mortgage loans	Consumer loans	Total	contingent loan risks	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established:
Individual provisions	(240)	—	—	—	—	(2,368)	(2,608)
Group provisions	—	(61,702)	(7,546)	(241,244)	(310,492)	—	(310,492)
Provisions established net	(240)	(61,702)	(7,546)	(241,244)	(310,492)	(2,368)	(313,100)

Provisions released:
Individual provisions	—	871	—	—	871	—	871
Group provisions	—	—	—	—	—	327	327
Provisions released net	—	871	—	—	871	327	1,198

Recovery of written-off assets	—	13,579	4,572	42,428	60,579	—	60,579

Provisions net allowances for credit risk	(240)	(47,252)	(2,974)	(198,816)	(249,042)	(2,041)	(251,323)

The detail of the amounts presented in the Consolidated Statement of Cash Flow is as follows:

2018
MCh$

Allowances established of loans to customer and loans and advances to banks	(310,732)
Allowances released of loans to customer and loans and advances to banks	871
Total allowances of loans to customer and loans and advances to banks	(309,861)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

35.           Personnel Expenses:

Personnel expenses for the year ended December 31, 2016, 2017 and 2018 are detailed as follows:

	2016	2017	2018
	MCh$	MCh$	MCh$

Remuneration	228,801	235,765	244,919
Bonuses and incentives	48,927	42,465	62,675
Variable Compensation	42,714	36,471	36,901
Lunch and health benefits	28,474	26,836	26,698
Gratifications	25,486	25,402	26,275
Staff severance indemnities	24,141	21,241	19,941
Training expenses	2,020	3,555	3,909
Other personnel expenses	17,355	17,596	19,312
Total	417,918	409,331	440,630

36.           Administrative Expenses:

For the year ended December 31, 2016, 2017 and 2018, administrative expenses are detailed as follows:

	2016	2017	2018
	MCh$	MCh$	MCh$

General administrative expenses	209,304	211,611	231,458
Outsources services	46,923	51,949	50,898
Marketing expenses	32,781	30,698	31,375
Taxes, payroll taxes and contributions	14,161	14,242	14,937
Board expenses	3,175	2,955	2,809
Total	306,344	311,455	331,477

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

37.           Depreciation, Amortization and Impairment:

(a)         Amounts charged to income for depreciation and amortization during the year ended December 31, 2016, 2017 and 2018 are detailed as follows:

	2016	2017	2018
	MCh$	MCh$	MCh$

Depreciation and amortization
Depreciation of property and equipment (Note No.16a and Note No. 17)	24,694	26,176	27,185
Amortization of intangibles assets (Note No.15a)	10,881	11,360	10,496
Total	35,575	37,536	37,681

(b)         As of December 31, 2016, 2017 and 2018, the impairment loss is detailed as follows:

	2016	2017	2018
	MCh$	MCh$	MCh$

Impairment loss
(Gain) loss on debt instruments at fair value through OCI	—	—	(1,552)
Impairment loss on property and equipment (Note No.16a)	274	166	334
Impairment loss on intangibles assets (Note No.15a)	—	—	—
Total	274	166	(1,218)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

38.           Other Operating Income:

During the year ended December 31, 2016, 2017 and 2018, the Bank and its subsidiaries presented the following under other operating income:

	2016	2017	2018
	MCh$	MCh$	MCh$

Rental income	8,671	8,863	9,013
Release of provisions for contingencies	120	160	7,526
Reimbursements for insurance policies	504	230	6,346
Expense recovery	3,275	4,372	4,218
Income for assets received in lieu of payment	2,978	1,941	3,650
Gain on sale of property and equipment	185	624	3,634
Recovery from correspondent banks	2,909	2,710	2,591
Credit card income	5,756	7,690	2,504
Other	4,177	3,369	5,813
Total	28,575	29,959	45,295

39.           Other Operating Expenses:

During the year ended December 31, 2016, 2017 and 2018, the Bank and its subsidiaries incurred the following other operating expenses:

	2016	2017	2018
	MCh$	MCh$	MCh$

Write-offs for operating risks (*)	5,475	6,360	11,378
Operations expenses leasing	1,893	10,152	4,501
Card administration	3,921	2,890	2,640
Provisions for contingencies	6,880	—	3
Other	8,767	6,466	11,064
Total	26,936	25,868	29,586

(*) As a consequence of the technological security incident that affected the Bank on May 24, 2018, a net write-off has been recognized for external fraud committed directly against the Bank in its accounts held with foreign correspondent banks for Ch$6,002 million. As a result of the procedures of the insurance policies contracted to cover the losses associated with this type of events, at the end of the year were recognized revenues for the entirety of this amount. See Note No. 38 “Reimbursements for insurance policies”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.           Related Party Transactions:

Related parties are considered to be those natural or legal persons who are in positions to directly or indirectly have significant influence through their ownership or management of the Bank and its subsidiaries.

According to the above, the Bank has considered as related parties those natural or legal persons who have a direct participation or through third parties on bank ownership, where such participation exceeds 5% of the shares, and also people who, regardless of ownership, have authority and responsibility for planning, management and control of the activities of the entity or its subsidiaries. There also are considered as related the companies in which the parties related by ownership or management of the bank have a share which reaches or exceeds 5%, or has the position of director, general manager or equivalent.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.    Related Party Transactions, continued:

(a)   Loans to related parties:

The following table details loans and accounts receivable and contingent loans, corresponding to related entities as of December 31, 2017 and 2018.

	Production and Services Companies (*)		Investment Companies (**)		Individuals (***)		Total
	2017	2018	2017	2018	2017	2018	2017	2018
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and accounts receivable:
Commercial loans	243,989	221,351	169,403	132,366	8,871	13,183	422,263	366,900
Residential mortgage loans	—	—	—	—	33,695	44,756	33,695	44,756
Consumer loans	—	—	—	—	7,265	10,074	7,265	10,074
Gross loans	243,989	221,351	169,403	132,366	49,831	68,013	463,223	421,730
Allowance for loan losses	(988)	(651)	(394)	(363)	(241)	(302)	(1,623)	(1,316)
Net loans	243,001	220,700	169,009	132,003	49,590	67,711	461,600	420,414

Contingent loans:
Guarantees and sureties	4,527	5,102	21,146	14,963	—	—	25,673	20,065
Letters of credits	294	5,310	1,170	2,776	—	—	1,464	8,086
Foreign letters of credits	—	—	—	—	—	—	—	—
Banks guarantees	34,457	45,842	23,071	30,122	—	—	57,528	75,964
Undrawn credit lines	53,151	58,041	13,907	14,674	15,179	19,160	82,237	91,875
Other contingencies loans	—	—	—	—	—	—	—	—
Total contingent loans	92,429	114,295	59,294	62,535	15,179	19,160	166,902	195,990
Provision for contingencies loans	(217)	(118)	(81)	(38)	(48)	(17)	(346)	(173)
Contingent loans, net	92,212	114,177	59,213	62,497	15,131	19,143	166,556	195,817

Amount covered by guarantee:
Mortgage	27,928	28,208	53,835	52,108	53,181	69,292	134,944	149,608
Warrant	—	—	—	—	—	—	—	—
Pledge	1,417	—	—	—	—	—	1,417	—
Others (****)	39,022	47,135	14,186	13,219	2,175	3,694	55,383	64,048
Total collateral	68,367	75,343	68,021	65,327	55,356	72,986	191,744	213,656

(*)       For these effects are considered productive companies, those that meet the following conditions:

(i)    They engage in operating activities and generate a separable flow of income,

(ii)   Less than 50% of their assets are trading securities or investments.

Service companies are considered entities whose main purpose is oriented to rendering services to third parties.

(**)     Investment companies include those legal entities that do not comply with the conditions for operating companies and are profit-oriented.

(***)   Individuals include key members of the management and correspond to those who directly or indirectly have authority and responsibility for planning, administrating and controlling the activities of the organization, including directors. This category also includes their family members who influence or are influenced by such individuals in their interactions with the organization.

(****) These guarantees correspond mainly to shares and other financial guarantees.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.           Related Party Transactions, continued:

(b)         Other assets and liabilities with related parties as of December 31, 2017 and 2018:

	2017	2018
	MCh$	MCh$
Assets
Cash and due from banks	57,563	23,086
Transactions in the course of collection	13,249	35,469
Financial assets held-for-trading	—	205
Derivative instruments	323,186	415,683
Financial assets	—	14,690
Other assets	114,536	80,569
Total	508,534	569,702

Liabilities
Demand deposits	173,715	169,607
Transactions in the course of payment	16,116	58,987
Cash collateral on securities lent and repurchase agreements	25,227	84,465
Savings accounts and time deposits	169,322	124,362
Derivative instruments	370,356	337,299
Borrowings from financial institutions	251,555	228,269
Other liabilities	51,814	115,145
Total	1,058,105	1,118,134

(c)          Income and expenses from related party transactions during the year ended December 31, 2017 and 2018:

	2017		2018
	Income	Expense	Income	Expense
Type of income or expense recognized	MCh$	MCh$	MCh$	MCh$

Interest and revenue expenses	26,485	9,332	21,736	7,196
Fees and commission income	65,995	69,843	70,286	74,205
Net financial operating income
Derivative instruments (*)	33,540	97,416	85,500	42,365
Other financial operations	1	—	—	—
Release or established of provision for credit risk	—	252	—	28
Operating expenses	—	100,389	—	105,734
Other income and expenses	3,723	56	446	45

(*)    The outcome of derivative operations is presented net at each related counterparty level. Additionally, this line includes operations with local counterpart banks (unrelated) which have been novated by Comder Contraparte Central S.A. (Related entity) for centralized clearing purposes, which generated a net loss of Ch$71,297 million as of December 31, 2018 (net loss of Ch$96,075 million as of December 31, 2017).

(d)         Payments to key management personnel:

	2017	2018
	MCh$	MCh$
Remunerations	4,149	3,926
Short-term benefits	3,302	3,476
Contract termination indemnity	276	1,037
Stock-based benefits	—	—
Total	7,727	8,439

Composition of key personnel:

	N° of executives
Position	2017	2018
CEO	1	1
CEOs of subsidiaries	6	6
Division Managers	12	13
Total	19	20

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.           Related Party Transactions, continued:

(e)          Directors’ expenses and remunerations during the year ended December 31, 2017 and 2018:

	Remunerations				Fees for attending Board meetings		Fees for attending Committees and Subsidiary Board meetings (1)		Consulting		Total
	2017		2018		2017	2018	2017	2018	2017	2018	2017	2018
Name of Directors	MCh$		MCh$		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Pablo Granifo Lavín	553	(*)	569	(*)	53	56	395	374	—	—	1,001	999
Andrónico Luksic Craig	172		176		8	10	—	—	—	—	180	186
Jaime Estévez Valencia	57		59		28	29	134	134	—	—	219	222
Gonzalo Menéndez Duque	57		59		23	27	113	119	8	—	201	205
Francisco Pérez Mackenna	57		59		23	20	75	58	—	—	155	137
Rodrigo Manubens Moltedo	57		59		28	28	53	54	—	—	138	141
Thomas Fürst Freiwirth	57		59		19	21	36	42	—	—	112	122
Jean-Paul Luksic Fontbona	57		59		12	11	—	—	—	—	69	70
Andrés Ergas Heymann	43		59		20	27	41	70	—	—	104	156
Alfredo Ergas Segal	43		59		20	27	49	71	—	—	112	157
Jorge Awad Mehech	14		—		6	—	26	—	—	—	46	—
Jorge Ergas Heymann	14		—		6	—	19	—	—	—	39	—
Other directors of subsidiaries	—		—		—	—	129	116	—	—	129	116
Total	1,181		1,217		246	256	1,070	1,038	8	—	2,505	2,511

(1)         It includes fees paid to members of the Advisory Committee of Banchile Corredores de Seguros Ltda. of Ch$12 million (Ch$18 million in 2017).

(*) It includes a provision of Ch$391 million (Ch$380 million in 2017) for an incentive subject to achieving the Bank’s forecasted earnings.

Fees paid for advisory services to the Board of Directors amount to Ch$206 million (Ch$334 million in 2017).

Travel and other related expenses amount to Ch$92 million (Ch$116 million in 2017).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

41.    Fair Value of Financial Assets and Liabilities:

Banco de Chile and its subsidiaries have defined a corporate framework for valuation and control related with the process to the fair value measurement.

Within the established framework includes the Product Control Unit (PCU), which is independent of the business areas and reports to the Financial Management and Control Division Manager. The Financial Control and Treasury Area, through the Financial Risk Information and Control Section is responsible for independent verification of the results of trading and investment operations and all fair value measurements.

To achieve the appropriate measurements and controls, the Bank and its subsidiaries, take into account at least the following aspects:

(i)    Industry standard valuation.

To value financial instruments, Banco de Chile uses industry standard modeling and inputs, including; quota value, share price, discounted cash flows and valuation of options through Black-Scholes-Merton. The input parameters for the valuation correspond to rates, prices and levels of volatility for different terms and market factors that are traded in the national and international market and that are provided by main sources of the market.

(ii)   Quoted prices in active markets.

The fair value for instruments with quoted prices in active markets is determined using daily quotes from electronic systems information (such as Bolsa de Comercio de Santiago, Bloomberg, LVA and Risk America, etc.). This quote represents the price at which these instruments are regularly traded in the financial markets.

(iii)  Valuation techniques.

If no quotes are available for the instrument to be valued, valuation techniques will be used to determine the fair value.

Due to the fact that , in general, the valuation models require a set of market parameters as inputs, the aim is to maximize information based on observable or prices-related quotations for similar instruments in active markets. To the extent there is no information available in active markets, data from external suppliers of market information, prices of similar transactions and historical information are used to validate the valuation parameters.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

41.    Fair Value of Financial Assets and Liabilities, continued:

(iv)  Fair value adjustments.

Part of the fair value process considers two adjustments to the market value of each instrument calculated based on the market parameters. The Bid/offer adjustment represents the impact on the valuation of an instrument depending on whether corresponds to a long or purchased position or if the position corresponds to a short or sold position. To calculate this adjustment is used the active market prices or indicative prices depending on the instrument, considering the Bid, Mid and Offer, respectively. Finally, an adjustment is made for CVA and DVA, defined as the credit risk recognition of the issuer, either of the counterparty (CVA) or of Banco de Chile (DVA).

(v)   Fair value control.

A process of independent verification of prices and rates is executed daily, in order to control the market parameters used by Banco de Chile in the valuation of the financial instruments relating to the current state of the market and the best estimate of the fair value. The objective of this process is to control that the official market parameters provided by the respective business area, before being entered into the valuation, are within acceptable ranges of differences when compared to the parameters prepared independently by the Financial Risk Information and Control Section. As a result, value differences are obtained at the level of currency, product and portfolio, which are compared against specific ranges for each grouping level, which are reviewed and validated by the Bank with certain periodicity.

In the event significant differences exist, these differences are scaled according to the amount of individual materiality of each market factor and aggregated at the portfolio level, according to the grouping levels within previously defined ranges. These ranges are approved by the Finance, International and Financial Risk Committee.

Complementary and in parallel, the Financial Risk Information and Control Section generates and reports on a daily basis Profit or Loss (“P&L”) and Exposure to Market Risks, which allow for proper control and consistency of the parameters used in the valuation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

41.    Fair Value of Financial Assets and Liabilities, continued:

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

For the instruments of the Central Bank of Chile and the General Treasury of the Republic, all those mnemonics belonging to a Benchmark, in other words corresponding to one of the following categories published by the Santiago Stock Exchange, will be considered as Level 1: Pesos-02, Pesos-03, Pesos-04, Pesos-05, Pesos-07, Pesos-10, UF-02, UF-04, UF-05, UF-07, UF-10, UF-20 and UF-30. A Benchmark corresponds to a group of mnemonics that are similar in duration and are traded in an equivalent way, i.e., the price obtained is the same for all the instruments that make up a Benchmark. This feature defines a greater depth of market, with daily quotations that allow classifying these instruments as Level 1.

In the case of debt issued by the Government, the internal rate of return of the market is used to discount all flows to present value. In the case of mutual funds and equity shares, the current market price multiplied by the number of instruments results in the fair value.

The preceding described valuation methodology is equivalent to the one used by the Bolsa de Comercio de Santiago (Santiago Stock Exchange) and corresponds with the standard methodology used in the market and is in accordance with standards used in IFRS.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

41.    Fair Value of Financial Assets and Liabilities, continued:

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

For the remaining instruments at this level, as for debt issues of level 1, the valuation is done through cash flows model by using an estimated yield to maturity that can be derived or estimated from similar securities as mentioned above.

In the event that there is no observable price for an instrument in a specific term, the price will be inferred from the interpolation between periods that have observable quoted price in active markets. These models incorporate various market variables, including the credit quality of counterparties, exchange rates and interest rate curves.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

41.    Fair Value of Financial Assets and Liabilities, continued:

Valuation Techniques and Inputs for Level 2 Instrument:

Type of Financial Instrument	Valuation Method	Description: Inputs and Sources
Local Bank and Corporate Bonds	Discounted cash flows model

Prices are provided by third party price providers that are widely used in the Chilean market.

Model is based on a Base Yield (Central Bank Bonds) and issuer spread.

The model is based on daily prices and risk/maturity similarities between Instruments.

Offshore Bank and Corporate Bonds		Prices are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices.
Local Central Bank and Treasury Bonds		Prices are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices.
Mortgage Notes

Prices are provided by third party price providers that are widely used in the Chilean market.

Model is based on a Base Yield (Central Bank Bonds) and issuer spread.

The model takes into consideration daily prices and risk/maturity similarities between instruments.

Time Deposits		Prices are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices and considers risk/maturity similarities between instruments.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

41.    Fair Value of Financial Assets and Liabilities, continued:

Level 3:  These are financial instruments whose fair value is determined using non-observable inputs data. An adjustment to an input that is significant to the entire measurement can result in a fair value measurement classified within Level 3 of the fair value hierarchy, if the adjustment uses significant non-observable data entry.

The instruments likely to be classified as level 3 are mainly Corporate Debt by Chilean and foreign companies, issued both in Chile and abroad.

Valuation Techniques and Inputs for Level 3 Instrument:

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

41.           Fair Value of Financial Assets and Liabilities, continued:

(a)         Level hierarchy classification and figures:

The following table shows the figures by hierarchy, for instruments recorded at fair value in the statement of financial position as of December 31, 2017 and 2018.

	Level 1		Level 2		Level 3		Total
	2017	2018	2017	2018	2017	2018	2017	2018
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
From the Chilean government and Central Bank	623,276	178,692	693,888	1,344,780	—	—	1,317,164	1,523,472
Mutual fund investments	—	87,841	—	—	—	—	—	87,841
Other instruments issued in Chile	714	1,663	212,366	107,078	8,012	20,866	221,092	129,607
Instruments issued abroad	322	4,446	—	—	—	—	322	4,446
Subtotal	624,312	272,642	906,254	1,451,858	8,012	20,866	1,538,578	1,745,366
Derivative contracts for trading purposes
Forwards	—	—	506,614	735,444	—	—	506,614	735,444
Swaps	—	—	710,123	738,130	—	—	710,123	738,130
Call options	—	—	514	4,839	—	—	514	4,839
Put options	—	—	2,841	120	—	—	2,841	120
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	1,220,092	1,478,533	—	—	1,220,092	1,478,533
Hedge derivative contracts
Fair value hedge (Swaps)	—	—	277	1,116	—	—	277	1,116
Cash flow hedge (Swaps)	—	—	27,572	34,298	—	—	27,572	34,298
Subtotal	—	—	27,849	35,414	—	—	27,849	35,414
Total	—	—	1,247,941	1,513,947	—	—	1,247,941	1,513,947
Financial assets available-for-sale
From the Chilean government and Central Bank	229,296	—	127,072	—	—	—	356,368	—
Other instruments issued in Chile	—	—	1,122,648	—	46,265	—	1,168,913	—
Instruments issued abroad	984	—	—	—	50	—	1,034	—
Subtotal	230,280	—	1,249,720	—	46,315	—	1,526,315	—
Financial assets at fair value through other comprehensive income
Debt instruments (1):
From the Chilean government and Central Bank	—	99,132	—	65,090	—	—	—	164,222
Instruments issued in Chile	—	—	—	747,653	—	23,021	—	770,674
Instruments issued abroad	—	—	—	108,544	—	—	—	108,544
Subtotal	—	99,132	—	921,287	—	23,021	—	1,043,440
Equity instruments:
Instruments issued in Chile	—	—	—	8,939	—	—	—	8,939
Instruments issued abroad	—	723	—	—	—	89	—	812
Subtotal	—	723	—	8,939	—	89	—	9,751
Total	230,280	99,855	1,249,720	930,226	46,315	23,110	1,526,315	1,053,191
Other assets
Mutual fund investments	78,069	—	—	—	—	—	78,069	—
Subtotal	78,069	—	—	—	—	—	78,069	—
Total	932,661	372,497	3,403,915	3,896,031	54,327	43,976	4,390,903	4,312,504

Financial liabilities
Derivative contracts for trading purposes
Forwards	—	—	575,137	631,089	—	—	575,137	631,089
Swaps	—	—	727,765	854,708	—	—	727,765	854,708
Call options	—	—	472	2,921	—	—	472	2,921
Put options	—	—	3,403	1,534	—	—	3,403	1,534
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	1,306,777	1,490,252	—	—	1,306,777	1,490,252
Hedge derivative contracts
Fair value hedge (Swaps)	—	—	5,330	6,164	—	—	5,330	6,164
Cash flow hedge (Swaps)	—	—	80,888	31,818	—	—	80,888	31,818
Subtotal	—	—	86,218	37,982	—	—	86,218	37,982
Total	—	—	1,392,995	1,528,234	—	—	1,392,995	1,528,234

(1)          As of December 31, 2018, 80% of instruments of level 3 has denomination “Investment Grade”. Also, 100% of total of these financial instruments correspond to domestic issuers.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

41.           Fair Value of Financial Assets and Liabilities, continued:

(b)         Level 3 Reconciliation

The following tables show the reconciliation between the beginning and ending balances of instruments classified as Level 3, whose fair value is reflected in the financial statements.

	2017
	Balance as of January 1, 2017	Gain (Loss) Recognized in Income (1)	Gain (Loss) Recognized in Equity (2)	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of December 31, 2017
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading:
Other instruments issued in Chile	8,960	(7)	—	7,446	(10,772)	2,385	—	8,012
Subtotal	8,960	(7)	—	7,446	(10,772)	2,385	—	8,012

Financial assets available-for-sale:
Other instruments issued in Chile	76,005	(4,186)	1,137	4,922	(28,604)	2,672	(5,681)	46,265
Instruments issued abroad	54	—	(4)	—	—	—	—	50
Subtotal	76,059	(4,186)	1,133	4,922	(28,604)	2,672	(5,681)	46,315

Total	85,019	(4,193)	1,133	12,368	(39,376)	5,057	(5,681)	54,327

	2018
	Balance as of January 1, 2018	Gain (Loss) Recognized in Income (1)	Gain (Loss) Recognized in Equity (2)	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of December 31, 2018
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading:
Other instruments issued in Chile	8,012	176	—	48,740	(36,062)	—	—	20,866
Subtotal	8,012	176	—	48,740	(36,062)	—	—	20,866

Financial assets at fair value through OCI:
Debt instruments:
Instruments issued in Chile	46,265	2,539	(292)	—	(20,520)	—	(4,971)	23,021
Equity instruments:
Instruments issued abroad	50	—	39	—	—	—	—	89
Subtotal	46,315	2,539	(253)	—	(20,520)	—	(4,971)	23,110

Total	54,327	2,715	(253)	48,740	(56,582)	—	(4,971)	43,976

(1)             It is recorded in the income statement under “Net financial operating income”

(2)             It is recorded in Equity under “Other Comprehensive Income”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

41.           Fair Value of Financial Assets and Liabilities, continued:

(c)          Transfers between levels:

The following tables show transfers between levels for financial assets and liabilities whose fair value is recorded in the consolidated financial statements:

Transfers from level 1 to level 2
2017
Financial assets	MCh$

Financial assets held-for-trading instruments
From the Chilean Government and Central Bank	4,688

Instruments issued abroad
From the Chilean Government and Central Bank	—

Transfers from level 2 to level 1
2017
Financial assets	MCh$

Financial assets held-for-trading instruments
From the Chilean Government and Central Bank	3,498

Instruments issued abroad
From the Chilean Government and Central Bank	4,373

Transfers from level 1 to level 2
2018
Financial assets	MCh$

Financial assets held-for-trading instruments	496
From the Chilean Government and Central Bank

Financial assets at fair value through OCI
From the Chilean Government and Central Bank	9,444

Transfers from level 2 to level 1
2018
Financial assets	MCh$

Financial assets held-for-trading instruments
From the Chilean Government and Central Bank	—

Financial assets at fair value through OCI
From the Chilean Government and Central Bank	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

41.           Fair Value of Financial Assets and Liabilities, continued:

(d)         Sensitivity of level 3 instruments to changes in key assumptions of the input parameters for the valuation model:

The following table shows the impact on the fair value of Level 3 financial instruments using alternative assumptions that are reasonably possible.

It is believed that the positive and negative impacts are similar:

	As of December 31, 2017		As of December 31, 2018
	Level 3	Sensitivity to changes in key assumptions of models	Level 3	Sensitivity to changes in key assumptions of models
Financial Assets	MCh$	MCh$	MCh$	MCh$
Financial assets held-for-trading
Other instruments issued in Chile	8,012	(26)	20,866	(26)
Subtotal	8,012	(26)	20,866	(26)
Financial assets available-for-sale
Other instruments issued in Chile	46,265	(417)	—	—
Instruments issued abroad	50	—	—	—
Subtotal	46,315	(417)	—	—
Financial assets at fair value through OCI
Debt instrument:
Other instruments issued in Chile	—	—	23,021	(195)
Equity instrument:
Instruments issued abroad	—	—	89	—
Subtotal	—	—	23,110	(195)
Total	54,327	(443)	43,976	(221)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

41.           Fair Value of Financial Assets and Liabilities, continued:

(e)          Other assets and liabilities not measured at fair value:

The following table summarizes the fair values of the Bank’s main financial assets and liabilities that are not recorded at fair value in the Statement of Financial Position. The values shown in this note do not attempt to estimate the value of the Bank’s income-generating assets, nor forecast their future behavior. The estimated fair value is as follows:

	Book Value		Fair Value
	2017	2018	2017	2018
	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	1,057,393	880,081	1,057,393	880,081
Transactions in the course of collection	255,968	289,194	255,968	289,194
Cash collateral on securities borrowed and reverse repurchase agreements	91,641	97,289	91,641	97,289
Subtotal	1,405,002	1,266,564	1,405,002	1,266,564
Loans and advances to banks
Domestic banks	119,998	99,776	119,998	99,776
Chilean Central Bank	350,916	1,100,831	350,916	1,100,831
Foreign banks	289,107	293,777	289,107	286,063
Subtotal	760,021	1,494,384	760,021	1,486,670
Loans to customers, net
Commercial loans	13,739,589	15,209,534	13,477,466	14,949,852
Residential mortgage loans	7,445,221	8,017,743	7,769,694	8,451,099
Consumer loans	3,770,882	4,113,977	3,773,005	4,116,261
Subtotal	24,955,692	27,341,254	25,020,165	27,517,212
Total	27,120,715	30,102,202	27,185,188	30,270,446

Liabilities
Current accounts and other demand deposits	8,915,706	9,584,488	8,915,706	9,584,488
Transactions in the course of payment	29,871	44,436	29,871	44,436
Cash collateral on securities lent and reverse repurchase agreements	195,392	303,820	195,392	303,820
Saving accounts and time deposits	10,067,778	10,656,174	10,073,030	10,632,350
Borrowings from financial institutions	1,195,028	1,516,759	1,188,943	1,506,940
Other financial obligations	137,163	118,014	137,163	119,024
Subtotal	20,540,938	22,223,691	20,540,105	22,191,058
Debt issued
Letters of credit for residential purposes	21,059	15,040	22,542	15,982
Letters of credit for general purposes	2,365	1,328	2,532	1,411
Bonds	5,769,334	6,772,990	5,896,424	6,897,317
Subordinated bonds	696,217	686,194	699,926	732,611
Subtotal	6,488,975	7,475,552	6,621,424	7,647,321
Total	27,029,913	29,699,243	27,161,529	29,838,379

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

41.           Fair Value of Financial Assets and Liabilities, continued:

(e)          Other assets and liabilities not measured at fair value, continued:

Other financial assets and liabilities not measured at their fair value, but for which a fair value is estimated, even if not managed based on such value, include assets and liabilities such as placements, deposits and other time deposits, debt issued, and other financial assets and obligations with different maturities and characteristics. The fair value of these assets and liabilities is calculated using the Discounted Cash Flow model and the use of various data sources such as yield curves, credit risk spreads, etc. In addition, due to some of these assets and liabilities are not traded on the market, periodic reviews and analyzes are required to determine the suitability of the inputs and determined fair values.

(f)           Levels of other assets and liabilities:

The table below sets forth the fair value of Financial Assets/Liabilities not measured at fair value on the balance sheet, for the years ended December 31, 2017 and 2018:

	Level 1		Level 2		Level 3		Total
	Estimated Fair Value		Estimated Fair Value		Estimated Fair Value		Estimated Fair Value
	2017	2018	2017	2018	2017	2018	2017	2018
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	1,057,393	880,081	—	—	—	—	1,057,393	880,081
Transactions in the course of collection	255,968	289,194	—	—	—	—	255,968	289,194
Receivables from repurchase agreements and security borrowing	91,641	97,289	—	—	—	—	91,641	97,289
Subtotal	1,405,002	1,266,564	—	—	—	—	1,405,002	1,266,564
Loans and advances to banks
Domestic banks	119,998	99,776	—	—	—	—	119,998	99,776
Central bank	350,916	1,100,831	—	—	—	—	350,916	1,100,831
Foreign banks	289,107	—	—	—	—	286,063	289,107	286,063
Subtotal	760,021	1,200,607	—	—	—	286,063	760,021	1,486,670
Loans to customers, net
Commercial loans	—	—	—	—	13,477,466	14,949,852	13,477,466	14,949,852
Residential mortgage loans	—	—	—	—	7,769,694	8,451,099	7,769,694	8,451,099
Consumer loans	—	—	—	—	3,773,005	4,116,261	3,773,005	4,116,261
Subtotal	—	—	—	—	25,020,165	27,517,212	25,020,165	27,517,212
Total	2,165,023	2,467,171	—	—	25,020,165	27,803,275	27,185,188	30,270,446

Liabilities
Current accounts and other demand deposits	8,915,706	9,584,488	—	—	—	—	8,915,706	9,584,488
Transactions in the course of payment	29,871	44,436	—	—	—	—	29,871	44,436
Payables from repurchase agreements and security lending	195,392	303,820	—	—	—	—	195,392	303,820
Savings accounts and time deposits	—	—	—	—	10,073,030	10,632,350	10,073,030	10,632,350
Borrowings from financial institutions	—	—	—	—	1,188,943	1,506,940	1,188,943	1,506,940
Other financial obligations	137,163	—	—	—	—	119,024	137,163	119,024
Subtotal	9,278,132	9,932,744	—	—	11,261,973	12,258,314	20,540,105	22,191,058
Debt Issued
Letters of credit for residential purposes	—	—	22,542	15,982	—	—	22,542	15,982
Letters of credit for general purposes	—	—	2,532	1,411	—	—	2,532	1,411
Bonds	—	—	5,896,424	6,897,317	—	—	5,896,424	6,897,317
Subordinate bonds	—	—	—	—	699,926	732,611	699,926	732,611
Subtotal	—	—	5,921,498	6,914,710	699,926	732,611	6,621,424	7,647,321
Total	9,278,132	9,932,744	5,921,498	6,914,710	11,961,899	12,990,925	27,161,529	29,838,379

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

41.           Fair Value of Financial Assets and Liabilities, continued:

(f)             Levels of other assets and liabilities, continued:

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

Assets	Liabilities
- Cash and due from banks	- Current accounts and other demand deposits
- Transactions in the course of collection	- Transactions in the course of payments
- Cash collateral on securities borrowed and reverse repurchase agreements	- Cash collateral on securities loaned and repurchase agreements
- Loans and advance to domestic banks

•                  Loans to Customers and Foreign Banks: Fair value is determined by using the discounted cash flow model and internally generated discount rates, based on internal transfer rates derived from our internal transfer price policy. Once the present value is determined, we deduct the related loan loss allowances in order to incorporate the credit risk associated with each contract or loan. As we use internally generated parameters for valuation purposes, we categorize these instruments in Level 3.

•                  Letters of Credit and Bonds: In order to determine the present value of contractual cash flows, we apply the DCF model by using market interest rates that are available in the market, either for the instruments under valuation or instruments with similar features that fit valuation needs in terms of currency, maturities and liquidity. The market interest rates are obtained from third party price providers widely used by the market. As a result of the valuation technique and the quality of inputs (observable) used for valuation, we categorize these financial liabilities in Level 2.

•                  Saving Accounts, Time Deposits, Borrowings from Financial Institutions, other financial obligations and Subordinated Bonds: The DCF model is used to obtain the present value of committed cash flows by applying a bucket approach and average adjusted discount rates that are derived from both market rates for instruments with similar features and our transfer price policy. As we use internally generated parameters and/or apply significant judgmental analysis for valuation purposes, we categorize these financial assets/liabilities in Level 3.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

41.           Fair Value of Financial Assets and Liabilities, continued:

(g)         Offsetting of financial assets and liabilities:

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

	Effect of offsetting on balance sheet			Related amount not offset
	Gross amount	Amounts offset	Net amounts reported on the balance sheet	Financial Instruments	Financial Collateral	Net amount
As of December 31, 2017	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivative financial assets	1,247,941	—	1,247,941	(600,439)	(34,212)	613,290
Derivative financial liabilities	1,392,995	—	1,392,995	(600,439)	(83,523)	709,033

	Effect of offsetting on balance sheet			Related amount not offset
	Gross amount	Amounts offset	Net amounts reported on the balance sheet	Financial Instruments	Financial Collateral	Net amount
As of December 31, 2018	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivative financial assets	1,513,947	—	1,513,947	(1,007,130)	(30,036)	476,781
Derivative financial liabilities	1,528,234	—	1,528,234	(1,007,130)	(233,450)	287,654

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

42.           Maturity of Assets and Liabilities:

The table below shows the classification of assets and liabilities as current and non-current as the balance sheet is presented in the order of liquidity without indicating this information.

	As of December 31, 2017
	Less than 12 months	Over 1 year	Total
	MCh$	MCh$	MCh$
Assets
Cash and due from banks	1,057,393	—	1,057,393
Transactions in the course of collection	255,968	—	255,968
Financial assets held-for-trading	1,538,578	—	1,538,578
Receivables from repurchase agreements and security borrowing	91,641	—	91,641
Derivative instruments	626,029	621,912	1,247,941
Loans in advance to banks (*)	729,434	30,851	760,285
Loans to customers (*)	9,823,290	15,628,223	25,451,513
Financial assets available-for-sale	1,044,832	481,483	1,526,315
Investments in other companies	—	35,771	35,771
Intangible assets	—	72,455	72,455
Property and equipment	—	216,259	216,259
Investment properties	—	14,306	14,306
Current tax assets	23,032	—	23,032
Deferred tax assets, net	—	161,265	161,265
Other assets	110,662	494,138	604,800
Total Assets	15,300,859	17,756,663	33,057,522

	As of December 31, 2018
	Less than 12 months	Over 1 year	Total
	MCh$	MCh$	MCh$
Assets
Cash and due from banks	880,081	—	880,081
Transactions in the course of collection	289,194	—	289,194
Financial assets held-for-trading	1,745,366	—	1,745,366
Receivables from repurchase agreements and security borrowing	97,289	—	97,289
Derivative instruments	776,815	737,132	1,513,947
Loans in advance to banks (*)	1,471,955	23,441	1,495,396
Loans to customers (*)	11,070,708	16,855,924	27,926,632
Financial assets at fair value through OCI	606,880	446,311	1,053,191
Investments in other companies	—	42,252	42,252
Intangible assets	—	85,471	85,471
Property and equipment	—	215,872	215,872
Investment properties	—	13,938	13,938
Current tax assets	677	—	677
Deferred tax assets, net	—	192,840	192,840
Other assets	28,478	623,213	651,691
Total Assets	16,967,443	19,236,394	36,203,837

(*)  The respective provisions, which amount to Ch$495,821 million and Ch$585,378 million in 2017 and 2018, respectively, for loans to customers and Ch$264 million and Ch$1,012 million for loans and advances to banks, have not been deducted from these balances.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.           Maturity of Assets and Liabilities, continued:

	As of December 31, 2017
	Less than 12 months	Over 1 year	Total
	MCh$	MCh$	MCh$
Liabilities
Current accounts and other demand deposits	8,915,706	—	8,915,706
Transactions in the course of payment	29,871	—	29,871
Payables from repurchase agreements and security lending	195,392	—	195,392
Saving accounts and time deposits	9,831,087	236,691	10,067,778
Derivative instruments	653,073	739,922	1,392,995
Borrowings from financial institutions	1,121,026	74,002	1,195,028
Debt issued	1,076,689	5,412,286	6,488,975
Other financial obligations	119,499	17,664	137,163
Current tax liabilities	—	3,453	3,453
Provisions	194,073	464	194,537
Employee benefits	25,159	61,469	86,628
Other liabilities	49,672	258,891	308,563
Total Liabilities	22,211,247	6,804,842	29,016,089

	As of December 31, 2018
	Less than 12 months	Over 1 year	Total
	MCh$	MCh$	MCh$
Liabilities
Current accounts and other demand deposits	9,584,488	—	9,584,488
Transactions in the course of payment	44,436	—	44,436
Payables from repurchase agreements and security lending	303,820	—	303,820
Saving accounts and time deposits	10,065,943	590,231	10,656,174
Derivative instruments	719,300	808,934	1,528,234
Borrowings from financial institutions	1,437,461	79,298	1,516,759
Debt issued	1,243,357	6,232,195	7,475,552
Other financial obligations	111,024	6,990	118,014
Current tax liabilities	—	20,924	20,924
Provisions	178,486	25,460	203,946
Employee benefits	26,855	65,724	92,579
Other liabilities	36,081	362,724	398,805
Total Liabilities	23,751,251	8,192,480	31,943,731

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

43.           Risk Management:

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

(a)         Risk Management Structure

Credit and Market Risk Management, are present at all levels of the Organization, with a structure that recognizes the relevance of the different risk areas that exist. The current levels are:

(i)  Board of Directors

The Board is responsible for the establishment and monitoring of the Bank’s risk management structure.  Due to the above, it is permanently informed regarding the evolution of the different risk areas, participating through its Finance and Financial Risk Committees, Credit Committees, Portfolio Risk Committee and Senior Operational Risk Committee, which check the status of credit, market and operating risks.  In addition, it actively participates in each of them, informed of the status of the portfolio and participating in the strategic definitions that impact the quality of the portfolio.

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

(ii)          Finance, International and Market Risk Committee

This committee reviews exposures and financial risks. Estimates impacts on the valuation of operations and / or results due to potential adverse movements in the values of market variables or tight liquidity. On the other hand, it analyzes estimated results of certain financial positions. Estimate the credit exposure of Treasury products (derivatives, bonds). It is responsible for designing policies and procedures related to limits and alerts of financial exposures, and to ensure correct and timely measurement, control and reporting thereof.

The Finance, International and Financial Risk Committee comprises the Chairman, four Directors or Advisors to the Board , the General Manager, the Manager of the Corporate Division, the Manager of Corporate Risk Division, the Manager of Treasury Division and the Manager of Financial Risk Area. If deemed appropriate, the Committee may invite certain persons to participate, on a permanent or occasional basis, in one or more sessions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

43.           Risk Management, continued:

(1)         Introduction, continued:

(a)         Risk Management Structure, continued:

(iii)       Credit Committees

The credit approval process is done mainly through various credit committees, which are composed of qualified professionals and with the necessary attributions to take decisions required.

These committees have different periodicities and are based on the amounts approved and commercial segments. Each committee is responsible for defining the terms and conditions under which the Bank accepts counterparty risks and the Retail Credit Risk and Wholesale Credit Risk Divisions participate independently and autonomously of the commercial areas.

Within the risk management structure of the Bank, the maximum approval instance is the Credit Committee of Directors, who is responsible for knowing, analyzing and resolving all credit operations associated with clients and / or economic groups whose total amount subject to approval is equal to or greater than UF 750,000. It also has to know, analyze and resolve all those credit operations that, in accordance with the established in the Bank’s internal rules, must be approved by this Committee, with the exception of the special powers delegated by the Board to the Administration. This Committee meets weekly, the presidency is in charge of the Chairman of the Board of Directors and is composed of the Directors, officers and alternates, Advisors to the Board of Directors; General Manager and the Wholesale Credit Risk Division Manager.

(iv)      Portfolio Risk Committee

The main function is to know the evolution of the composition, concentration and risk of the loan portfolio of the different banks and segments. Approves and proposes to the Board the different credit risk policies. It is responsible for reviewing, approving and recommending to the Board of Directors, for its final approval, the different portfolio evaluation methodologies and provision models. It is also responsible for reviewing and analyzing the adequacy of provisions for the different banks and segments. Also to review the guidelines and methodological advances for the development of internal models of credit risk, together with monitoring the concentration by sectors and segments according to the sectoral limits policy.

The Portfolio Risk Committee meets monthly and is composed of the Chairman of the Board of Directors, two Directors, General Manager, Wholesale Credit Risk Division Manager, Retail Credit Risk Division Manager, Commercial Division Manager, Global Risk Control Division Manager and Retail Monitoring and Models Assistant Manager.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

43.           Risk Management, continued:

(1)         Introduction, continued:

(a)         Risk Management Structure, continued:

(v)         Corporate Credit Risk Division

In the third quarter of 2018, the Retail Credit Risk and Retail Credit Risk Divisional Managements were created, in order to give a more specialized focus to the different business segments. These divisions, together with the Global Risk Control, comprise the corporate risk governance structure.

These divisions have teams with extensive experience and knowledge in each area associated with credit and market risks, ensuring their integral and consolidated management, including the Bank and its subsidiaries.

Regarding the management of Credit Risks, the divisions identified at all times ensure the quality of the portfolio and the optimization of the risk-return ratio for all customer segments, whether individuals or companies, managing the phases of admission, monitoring and recovery of credits granted.

Additionally, the Bank created the Cybersecurity Division during 2018, focused on protecting and monitoring the most sensitive assets of the organization, being able to provide security and confidence to customers and collaborators, whose main objective is to have a secure bank, cyber-resilient and prepared to face any type of threat that puts the reputation and information of the organization at risk.

(b)         Measurement Methodology

In terms of Credit Risk, provision levels and portfolio expenses are the basic measures for determining the credit quality of our portfolio.

A fundamental task of the Retail Credit Risk Division, Wholesale Credit Risk Division and Risk Global Control Division of is to recognize in a timely manner the level of risk of the loan portfolio. This process is based on policies, standards, procedures and models prepared according to the instructions issued by the Superintendency of Banks and Financial Institutions (“SBIF”) and approved by the Board of Directors.

The evaluation and classification of risks is done considering both the individual and group portfolios. The final result of the calculation process determines the level of provisions that the bank should constitute.

The individual evaluation applies, mainly, to the portfolio of legal persons of the Bank, which require a more detailed level of knowledge. In order to establish provisions, each of the debtors evaluated is assigned one of the 16 risk categories defined by the SBIF. The bank performs a constant and permanent review of the risk ratings of the portfolio, considering the updated information on the financial situation, payment behavior and the environment of each client.

The group evaluation mainly applies to the portfolio of natural persons and to smaller companies. These assessments and calculation of provisions are made monthly. The consistency of the models is analyzed through an independent validation to the model development unit and, subsequently, through the analysis of retrospective tests that allow to compare the real losses with the expected ones.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

43.           Risk Management, continued:

(1)         Introduction, continued:

(b)         Measurement Methodology, continued

In relation to the provisions models, during 2018 a complete revision of the guidelines for the development of group provisions models was made, converging to the best practices. Specifically, approval protocols and methodologies were analyzed, and new provision models were implemented for the entire Bank’s portfolio.

The bank annually performs a sufficiency test of provisions for the total portfolio of loans, in order to validate the quality and robustness of the risk assessment processes, verifying that the provisions made are sufficient to cover the losses that could be derive from the credit operations granted. The result of this analysis is presented to the board of directors, which expresses itself about the sufficiency of the provisions in each year. The sufficiency test of the Chilean GAAP allowance and the related review by the Board of Directors has not resulted in supplementary provisions for our Chilean GAAP allowance, and, consequently, nor for our IFRS allowance. However, we consider similar factors for both our IFRS allowance and our Chilean GAAP allowance. If necessary we would adjust our IFRS allowance based on the results of the sufficiency test and the Board of Directors review if the underlying reason for the supplemental provision under Chilean GAAP were also an input or model used in our IFRS allowance methodology.

The monitoring and control of risks are carried out mainly based on limits established by the Board of Directors. These limits reflect the Bank’s business and market strategy, as well as the level of risk that it is willing to accept, with additional emphasis on the selected industries.

The Bank’s General Manager receives on daily basis, and the Finance, International and Financial Risk Committee on a monthly basis, the evolution of the Bank’s price and liquidity risk status, both according to internal metrics and those imposed by the regulators.

(2)         Credit Risk

Credit risk considers the likelihood that the counterparty in the credit operation will not meet its contractual obligation due to disability or financial insolvency, and this leads to a potential credit loss.

Risk management is one of the main pillars of the bank’s strategy, and it is also fundamental for the sustainability of the business over time.

The risk function considers the different segments that are served by the bank and its subsidiaries, being independent and objective in the application of its principles and fundamentals. The associated policies are approved by the highest levels of the bank, there is a protocol for review, update and approval, which has an active participation of the Board. It is the responsibility of the Administration to have the mechanisms for its control and application.

To guarantee an adequate governance model, there are different committees, depending on the different natures of the credit operations, composed of directors and senior management executives.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

43.       Risk Management, continued:

(2)         Credit Risk, continued:

The general principles that govern the administration of credit risk are framed in the following ambit:

1.             Comprehensive management of the different types of risk (full life cycle), with a relevant focus on the appropriate risk-return relationship.

2.             Adequate balance of the assumed risks assuring the solvency of the entity, counting on continuous monitoring and quantification processes.

3.             Efficient management of organization of equipment, tools and information structures that allow the proper development of these functions.

The management of credit risk is permanent and considers the processes of admission, monitoring and recovery, which is reflected in the following management principles:

1.             Rigorous evaluation for the admission of risks, having sufficient and accurate information, and applying the defined credit risk policies and processes.

2.             Analysis of the existence of flow generation capacity and sufficient solvency on the part of the client to meet the payment commitments. In a complementary manner, the adequate constitution of guarantees that allow mitigating the risk contracted with the client when the characteristics of the operation indicate it.

3.             Have a robust and permanent process to monitor portfolios, using systems that alert potential signs of impairment in relation to the conditions of origin.

4.             Adapt the collection structure to the different types of non-compliance, with agile and efficient recovery processes.

Banco de Chile has two structures of divisional, retail and wholesale credit risk for admission and collection, and a Division of Global Risk Control for monitoring and validation, with a high specialization in equipment, processes and decision tools.

(a)         Retail Segment

In general terms, the decisions of this segment are evaluated with scoring tools, complemented with an adequate model of attributions of risk. Decisions are based on critical elements such as the level of indebtedness, payment capacity and maximum acceptable exposure. In order to have an adequate segregation of functions, during 2018 the following areas and functions were established:

•                 Models Area, responsible for constructing statistical models, defining the variables and weightings of the same. Its approval rests with the Model Technical Committee and subsequently with the Model Validation Area.

•                 Management Integration Area, which is in charge of implementing the statistical models in the credit evaluation processes, ensuring an adequate link of the decision of the same.

•                 Model and Portfolio Monitoring Area, which belongs to the Global Risk Control Division, seeks to provide greater independence to the Risk Control function. This area is in charge of evaluating and measuring the behavior of the portfolios and the performance of the models.

•                 Admission Area, in charge of the individual evaluation of operations and clients, also has specialization by segment and regions to increase their knowledge of clients and socio-economic information.

•                 Collection Area, it is a specialized unit that centralizes the recovery management of all the segments and that in the retail case it carries out directly through Socofin, a subsidiary of the bank

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

43.       Risk Management, continued:

(2)         Credit Risk, continued

(b)         Wholesale Segment

The admission management of the Wholesale segment is based on the individual evaluation of the portfolios. The analysis is based on various factors, such as financial aspects of the client that account for its financial solvency and the ability to generate flows, industry variables, aspects of the operation, amount of exposure required, term and products. The analysis is based on a rating model. In the event that the client belongs to a group of companies, the overall relationship of the rest of the conglomerate with the Bank is considered, as well as the financial situation and consolidated exposure levels.

The permanent monitoring of the portfolio and the monitoring of compliance with certain conditions established in the admission stage, such as financial covenant controls, coverage of certain guarantees and restrictions imposed at the time of approval are functions performed by the Global Risk Control Division.

In the event that companies with signs of impairment or some unfulfilled condition are detected, joint action plans are generated between the Wholesale Credit Risk, Global Risk Control Divisions, and the commercial area to which the client belongs. In a situation where they present problems in the recovery of their credits, there is an area in charge of carrying out the management, in order to define and negotiate case by case. The management is carried out by executives specialized in the area of Special Asset Management, belonging to the Wholesale Credit Risk Division.

(c)          Derivative Transactions

We produce own models which are used for credit risk management purposes, known as the pre-settlement exposure (PSE). Generally, the PSE is computed as follows:

PSE = Maximum (CMTM + CEF * Notional, 0)

CMTM: Current Mark-to-Market of the transaction

Notional: Transaction notional amount

CEF: Credit Exposure Factor, which reflects the peak exposure within the life of the transaction, under 95% of confidence level.

The portfolio approach is taken into account when computing exposures of several transactions closed with one single counterpart.

Credit mitigating conditions for derivative transactions have become popular in the local financial markets. There are financial institutions that have accepted early termination clauses, and netting is also possible with corporations when appropriate documentation under a regular Master Agreement is signed.

Collateral agreements have been requested by certain banks for inter-banking transactions within other financial institutions, but its effective application under Chilean Law make advisable not to include it in the exposure measurement.

Derivatives transactions closed with counterparts residing abroad (mostly global banks) are documented utilizing ISDA and CSA. Netting and cash collateral above a certain threshold level are the typical credit mitigations schemes in place for this kind of transactions.

This metric is used for measuring, limiting, controlling and reporting credit exposures by counterparty.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

43.           Risk Management, continued:

(2)         Credit Risk, continued:

(c)          Portfolio Concentration:

The maximum exposure to credit risk, by client or counterparty, without taking into account guarantees or other credit enhancements as of December 31, 2017 and 2018 does not exceed 10% of the Bank’s effective equity.

The following tables show credit risk exposure per balance sheet item, including derivatives, detailed by both geographic region and industry sector as of December 31, 2017:

	Chile	United States	Brazil	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Cash and Due from Banks	695,213	271,564	—	90,616	1,057,393
Financial Assets held-for-trading
From the Chilean Government and Central Bank of Chile	1,317,164	—	—	—	1,317,164
Other instruments issued in Chile	221,092	—	—	—	221,092
Instruments issued abroad	—	322	—	—	322
Subtotal	1,538,256	322	—	—	1,538,578
Cash collateral on securities borrowed and reverse repurchase agreements	91,641	—	—	—	91,641
Derivative Contracts for Trading Purposes
Forwards	392,130	23,162	—	91,322	506,614
Swaps	472,492	79,614	—	158,017	710,123
Call Options	514	—	—	—	514
Put Options	2,841	—	—	—	2,841
Futures	—	—	—	—	—
Subtotal	867,977	102,776	—	249,339	1,220,092
Hedge Derivative Contracts
Forwards	—	—	—	—	—
Swaps	—	8,632	—	19,217	27,849
Call Options	—	—	—	—	—
Put Options	—	—	—	—	—
Futures	—	—	—	—	—
Others	—	—	—	—	—
Subtotal	—	8,632	—	19,217	27,849
Loans and advances to Banks (before allowances)
Central Bank of Chile	350,916	—	—	—	350,916
Domestic banks	120,017	—	—	—	120,017
Foreign banks	—	—	158,524	130,828	289,352
Subtotal	470,933	—	158,524	130,828	760,285
Loans to Customers (before allowances)
Commercial loans	13,902,516	—	—	58,302	13,960,818
Residential mortgage loans	7,477,236	—	—	—	7,477,236
Consumer loans	4,013,459	—	—	—	4,013,459
Subtotal	25,393,211	—	—	58,302	25,451,513
Financial assets available-for-sale
From the Chilean government and Central Bank	356,368	—	—	—	356,368
Other instruments issued in Chile	1,168,913	—	—	—	1,168,913
Instruments issued abroad	—	—	—	1,034	1,034
Subtotal	1,525,281	—	—	1,034	1,526,315

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

43.           Risk Management, continued:

(2)         Credit Risk, continued:

	Financial Services	Chilean Central Bank	Government	Retail (Individuals)	Trade	Manufacturing	Mining	Electricity, Gas and Water	Agriculture and Livestock	Fishing	Transportation and Telecom	Construction	Services	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Cash and Due from Banks	894,972	162,421	—	—	—	—	—	—	—	—	—	—	—	—	1,057,393
Financial Assets held-for-trading
From the Chilean Government and Central Bank of Chile	—	1,062,558	254,606	—	—	—	—	—	—	—	—	—	—	—	1,317,164
Other instruments issued in Chile	221,092	—	—	—	—	—	—	—	—	—	—	—	—	—	221,092
Instruments issued abroad	322	—	—	—	—	—	—	—	—	—	—	—	—	—	322
Subtotal	221,414	1,062,558	254,606	—	—	—	—	—	—	—	—	—	—	—	1,538,578
Cash collateral on securities borrowed and reverse repurchase Agreements Payables	32,555	—	2,576	—	24,717	—	12,522	7,464	13	672	7,382	—	3,740		91,641
Derivative Contracts for Trading Purposes
Forwards	245,873	—	—	—	7,666	9,860	2,561	84	54	219	2,368	29	237,900	—	506,614
Swaps	643,735	—	—	—	44,773	5,563	839	4,679	2,862	9	7,244	—	419	—	710,123
Call Options	269	—	—	—	32	90	—	—	67	—	52	1	3	—	514
Put Options	734	—	—	—	1,432	396	—	—	222	—	—	11	46	—	2,841
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	890,611	—	—	—	53,903	15,909	3,400	4,763	3,205	228	9,664	41	238,368	—	1,220,092
Hedge Derivative Contracts
Forwards	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Swaps	27,849	—	—	—	—	—	—	—	—	—	—	—	—	—	27,849
Call Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Put Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	27,849	—	—	—	—	—	—	—	—	—	—	—	—	—	27,849
Loans and advances to Banks
Central Bank of Chile	—	350,916	—	—	—	—	—	—	—	—	—	—	—	—	350,916
Domestic banks	120,017	—	—	—	—	—	—	—	—	—	—	—	—	—	120,017
Foreign banks	289,352	—	—	—	—	—	—	—	—	—	—	—	—	—	289,352
Subtotal	409,369	350,916	—	—	—	—	—	—	—	—	—	—	—	—	760,285
Loans to Customers, Net
Commercial loans	1,851,649	—	—	—	2,035,129	1,399,692	422,176	565,695	1,354,069	145,266	1,612,930	1,493,373	1,964,238	1,116,601	13,960,818
Residential mortgage loans	—	—	—	7,477,236	—	—	—	—	—	—	—	—	—	—	7,477,236
Consumer loans	—	—	—	4,013,459	—	—	—	—	—	—	—	—	—	—	4,013,459
Subtotal	1,851,649	—	—	11,490,695	2,035,129	1,399,692	422,176	565,695	1,354,069	145,266	1,612,930	1,493,373	1,964,238	1,116,601	25,451,513
Financial assets available-for-sale
From the Chilean government and Central Bank	—	207,474	148,894	—	—	—	—	—	—	—	—	—	—	—	356,368
Other instruments issued in Chile	1,106,003	—	—	—	31,833	8,589	7,662	2,883	6,972	—	4,971	—	—	—	1,168,913
Instruments issued abroad	1,034	—	—	—	—	—	—	—	—	—	—	—	—	—	1,034
Subtotal	1,107,037	207,474	148,894	—	31,833	8,589	7,662	2,883	6,972	—	4,971	—	—	—	1,526,315

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

43.           Risk Management, continued:

(2)         Credit Risk, continued:

The following tables show credit risk exposure per balance sheet item, including derivatives, detailed by both geographic region and industry sector as of December 31, 2018:

	Chile	United States	Brazil	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Cash and Due from Banks	773,368	69,343	—	37,370	880,081
Financial Assets held-for-trading
From the Chilean Government and Central Bank of Chile	1,523,472	—	—	—	1,523,472
Other instruments issued in Chile	129,607	—	—	—	129,607
Instruments issued abroad	—	4,446	—	—	4,446
Mutual fund investment	87,841	—			87,841
Subtotal	1,740,920	4,446	—	—	1,745,366
Cash collateral on securities borrowed and reverse repurchase agreements	97,289	—	—	—	97,289
Derivative Contracts for Trading Purposes
Forwards	670,595	23,082	—	41,767	735,444
Swaps	453,191	98,414	—	186,525	738,130
Call Options	4,309	—	—	530	4,839
Put Options	56	—	—	64	120
Futures	—	—	—	—	—
Subtotal	1,128,151	121,496	—	228,886	1,478,533
Hedge Derivative Contracts
Forwards	—	—	—	—	—
Swaps	4,547	14,348	—	16,519	35,414
Call Options	—	—	—	—	—
Put Options	—	—	—	—	—
Futures	—	—	—	—	—
Others	—	—	—	—	—
Subtotal	4,547	14,348	—	16,519	35,414
Loans and advances to Banks (before allowances)
Central Bank of Chile	1,100,831	—	—	—	1,100,831
Domestic banks	100,023	—	—	—	100,023
Foreign banks	—	—	209,693	84,849	294,542
Subtotal	1,200,854	—	209,693	84,849	1,495,396
Loans to Customers (before allowances)
Commercial loans	15,344,854	—	354	93,190	15,438,398
Residential mortgage loans	8,052,073	—	—	—	8,052,073
Consumer loans	4,436,161	—	—	—	4,436,161
Subtotal	27,833,088	—	354	93,190	27,926,632
Financial Assets at Fair Value through OCI
From the Chilean Government and Central Bank of Chile	164,222	—	—	—	164,222
Other instruments issued in Chile	779,613	—	—	—	779,613
Instruments issued abroad	—	108,544	—	812	109,356
Subtotal	943,835	108,544	—	812	1,053,191

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

43.           Risk Management, continued:

(2)         Credit Risk, continued:

	Financial Services	Chilean Central Bank	Government	Retail (Individuals)	Trade	Manufacturing	Mining	Electricity, Gas and Water	Agriculture and Livestock	Fishing	Transportation and Telecom	Construction	Services	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Cash and Due from Banks	758,274	121,807	—	—	—	—	—	—	—	—	—	—	—	—	880,081
Financial Assets held-for-trading
From the Chilean Government and Central Bank of Chile	—	1,434,986	88,486	—	—	—	—	—	—	—	—	—	—	—	1,523,472
Other instruments issued in Chile	129,607	—	—	—	—	—	—	—	—	—	—	—	—	—	129,607
Instruments issued abroad	4,446	—	—	—	—	—	—	—	—	—	—	—	—	—	4,446
Mutual fund investment	87,841	—	—	—	—	—	—	—	—	—	—	—	—	—	87,841
Subtotal	221,894	1,434,986	88,486	—	—	—	—	—	—	—	—	—	—	—	1,745,366
Cash collateral on securities borrowed and reverse repurchase Agreements Payables	29,031	742	—	—	37,520	—	5,017	4,466	3,096	59	15,637	—	985	736	97,289
Derivative Contracts for Trading Purposes
Forwards	374,006	—	—	—	7,194	13,328	40	10,288	4,211	411	98	455	296	325,117	735,444
Swaps	584,743	—	—	—	51,916	7,348	22	4,026	10,006	2,249	2,235	680	74,250	655	738,130
Call Options	1,669	—	—	—	389	16	—	1,090	1,489	80	—	59	36	11	4,839
Put Options	64	—	—	—	51	5	—	—	—	—	—	—	—	—	120
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	960,482	—	—	—	59,550	20,697	62	15,404	15,706	2,740	2,333	1,194	74,582	325,783	1,478,533
Hedge Derivative Contracts
Forwards	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Swaps	35,414	—	—	—	—	—	—	—	—	—	—	—	—	—	35,414
Call Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Put Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	35,414	—	—	—	—	—	—	—	—	—	—	—	—	—	35,414
Loans and advances to Banks
Central Bank of Chile	—	1,100,831	—	—	—	—	—	—	—	—	—	—	—	—	1,100,831
Domestic banks	100,023	—	—	—	—	—	—	—	—	—	—	—	—	—	100,023
Foreign banks	294,542	—	—	—	—	—	—	—	—	—	—	—	—	—	294,542
Subtotal	394,565	1,100,831	—	—	—	—	—	—	—	—	—	—	—	—	1,495,396
Loans to Customers, Net
Commercial loans	2,122,599	—	—	—	2,324,325	1,579,475	453,549	461,351	1,582,520	156,472	1,498,142	1,752,237	2,109,491	1,398,237	15,438,398
Residential mortgage loans	—	—	—	8,052,073	—	—	—	—	—	—	—	—	—	—	8,052,073
Consumer loans	—	—	—	4,436,161	—	—	—	—	—	—	—	—	—	—	4,436,161
Subtotal	2,122,599	—	—	12,488,234	2,324,325	1,579,475	453,549	461,351	1,582,520	156,472	1,498,142	1,752,237	2,109,491	1,398,237	27,926,632
Financial Assets at Fair Value through OCI
From the Chilean Government and Central Bank of Chile	—	135,145	29,077	—	—	—	—	—	—	—	—	—	—	—	164,222
Other instruments issued in Chile	689,595	—	—	—	22,390	—	—	8,245	—	—	4,938	—	—	54,445	779,613
Instruments issued abroad	109,356	—	—	—	—	—	—	—	—	—	—	—	—	—	109,356
Subtotal	798,951	135,145	29,077	—	22,390	—	—	8,245	—	—	4,938	—	—	54,445	1,053,191

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

43.           Risk Management, continued:

(2)          Credit Risk, continued:

(d)         Collateral and Other Credit Enhancements

The amount and type of collateral required depends on the counterparty’s credit risk assessment.

The Bank has guidelines regarding the acceptability of types of collateral and valuation parameters.

The main types of collateral obtained are:

•                  For commercial loans: Residential and non-residential real estate, liens and inventory.

•                  For retail loans: Mortgages loans on residential property.

The Bank also obtains collateral from parent companies for loans granted to their subsidiaries.

Management makes sure its collateral is acceptable according to both external standards and internal policies guidelines and parameters. The Bank has approximately 225,191 collateral assets, the majority of which consist of real estate.  The following table contains guarantees value as of December 31.

The following is a table with the guarantee values as of December 31, 2017 and 2018:

		Fair value of collateral and credit enhancements held as of December 31, 2017
	Maximum exposure to credit risk	Mortgages	Pledge (*)	Securities	Warrants	Others	Net collateral	Net exposure
Loans to customers:	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Corporate lending	9,775,740	2,269,716	72,893	438,595	3,381	243,961	3,028,546	6,747,194
Small business lending	4,185,078	2,543,343	28,699	32,034	—	58,255	2,662,331	1,522,747
Consumer lending	4,013,459	283,091	938	1,776	—	18,594	304,399	3,709,060
Mortgage lending	7,477,236	6,922,454	90	267	—	—	6,922,811	554,425
Total	25,451,513	12,018,604	102,620	472,672	3,381	320,810	12,918,087	12,533,426

		Fair value of collateral and credit enhancements held as of December 31, 2018
	Maximum exposure to credit risk	Mortgages	Pledge (*)	Securities	Warrants	Others	Net collateral	Net exposure
Loans to customers:	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Corporate lending	11,705,859	2,589,429	75,105	423,556	2,263	221,919	3,312,272	8,393,587
Small business lending	3,732,539	2,977,286	31,270	28,974	—	71,140	3,108,670	623,869
Consumer lending	4,436,161	332,030	967	2,244	—	20,090	355,331	4,080,830
Mortgage lending	8,052,073	7,493,073	58	265	—	—	7,493,396	558,677
Total	27,926,632	13,391,818	107,400	455,039	2,263	313,149	14,269,669	13,656,963

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

The value of the guarantees that the Bank maintains related to the loans individually classified as impaired as of December 31, 2017 and 2018 is Ch$102,014 million and Ch$85,721 million, respectively.

The value of the guarantees that the Bank maintains related to non-impaired loans as of December 31, 2017 and 2018 is Ch$358,967 million and Ch$295,634 million, respectively.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

43.           Risk Management, continued:

(2)          Credit Risk, continued:

(g)          Credit Quality by Asset Class, continued:

The following tables below provide details of financial assets past due as of December 31, 2017 and 2018, listed by their first past-due date.

The detailed amounts include installments that are overdue, plus the remaining balance of principal and interest on such loans.

As of December 31, 2017:

	Default
	1 to 29 days	30 to 59 days	60 to 89 days
	MCh$	MCh$	MCh$
Loans and advances to banks	6,880	—	—
Subtotal past-due loans and advances to banks	6,880	—	—
Commercial loans	183,374	34,457	53,224
Import-export financing	19,628	2,403	647
Factoring transactions	30,204	3,723	748
Commercial lease transactions	52,365	12,407	2,144
Other loans and receivables	1,195	599	724
Residential mortgage loans	143,619	56,422	26,365
Consumer loans	203,692	91,928	38,320
Subtotal past-due loans to customers	634,077	201,939	122,172
Total	640,957	201,939	122,172

As of December 31, 2018:

	Default
	1 to 29 days	30 to 59 days	60 to 89 days
	MCh$	MCh$	MCh$
Loans and advances to banks	273	—	—
Subtotal past-due loans and advances to banks	273	—	—
Commercial loans	132,707	40,823	27,527
Import-export financing	13,892	2,194	618
Factoring transactions	44,106	7,540	726
Commercial lease transactions	92,057	6,166	3,230
Other loans and receivables	1,462	777	470
Residential mortgage loans	154,751	67,257	24,653
Consumer loans	217,923	102,752	40,782
Subtotal past-due loans to customers	656,898	227,509	98,006
Total	657,171	227,509	98,006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

43.           Risk Management, continued:

(2)          Credit Risk, continued:

(g)          Credit Quality by Asset Class, continued:

As of December 31, the aging analysis of loans is as follows:

		Past due but not impaired(*)
As of	Neither past due or impaired	Up to 30 days	Over 30 days and up to 60 days	Over 60 days and up to 90 days	Over 90 days	Total
December 31,	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
2017	23,928,184	533,690	134,316	37,292	2,008	24,635,490
2018	26,376,542	538,681	145,130	37,371	2,566	27,100,290

(*) These amounts include installments that are overdue, plus the remaining balance of principal and interest on such loans.

(h)         Assets Received in Lieu of Payment:

The Bank has received assets in lieu of payment totaling Ch$19,905 million and Ch$24,871 as of December 31, 2017 and 2018, respectively, the majority of which are properties. All of these assets are managed for sale.

(i)             Renegotiated Assets:

The impaired loans are considered to be renegotiated when the corresponding financial commitments are restructured and the Bank assesses the probability of recovery as sufficiently high.

The following table details the book value of loans with renegotiated terms per financial asset class:

	2017	2018
Financial assets	MCh$	MCh$
Loans and advances to banks
Domestic banks	—	—
Foreign banks	—	—
Subtotal	—	—
Loans to customers, net
Commercial loans	191,314	192,646
Residential mortgage loans	17,400	14,463
Consumer loans	367,350	362,562
Subtotal	576,064	569,671
Total renegotiated financial assets	576,064	569,671

The Bank calculates ECLs either on a group or an individual basis, which are described in more detail in Note 2(g)(vii).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

43.           Risk Management, continued:

(2)         Credit Risk, continued:

(i)             Renegotiated Assets, continued:

The renegotiated portfolio of Banco de Chile represents 2.04% of the total loans and the redefault rate of these loans for retail segment is 34.91% as of December 31, 2018 (the Bank does not have this information for other segments for internal purposes).

The most common type of modification is to extend the term of the loan. For payment extensions, depending on the characteristics of each credit, the Bank may change the initial conditions in terms of interest rate and initial grace period for the first payment. With respect to forgiveness of principal, the Bank typically does not give this benefit. The Board of Directors might on rare occasions approve debt forgiveness for a portion of principal on certain credit-operations that have been impaired and provisioned previously. Only those borrowers which are considered viable are renegotiated, and that the average term of renegotiated retail credit segment is 56 months, demonstrating the relatively short payment extensions given. If the debtor is not considered to be financially viable, the Bank proceeds to the legal collection of debts.

The table below includes Stage 2 and 3 assets that were modified and, therefore, treated as forborne during the period, with the related modification loss suffered by the Bank.

2018 MCh$
Amortised costs of financial assets modified during the period	912,646
Net modification loss	298,761

The Bank does not have information related to the balance of loans modified by type of concession because is not required to record this information by the local banking regulator and this information is much used by our peers. However, the Bank continually monitors its deteriorated portfolio as defined in Note 2(g) (vii). Also, for internal purposes the renegotiated loan portfolio is analyzed and reviewed as part of the impaired portfolio. Therefore, for management and regulatory (local and IFRS) reporting purposes the Bank does not frequently use information on loans modified by types of concession.

The table below shows the gross carrying amount of previously modified financial assets for which loss allowances has changed to 12 month Expected Credit Losses (12mECL) measurement during the period:

	December 31, 2018
	Post modification		Pre-modification
	Gross carrying amount MCh$	Corresponding ECL MCh$	Gross carrying amount MCh$	Corresponding ECL MCh$
Facilities that have cured since modification and are now measured using 12mECLs (Stage 1)	14,888	1,356	15,113	4,988

Facilities that reverted to (Stage 2/3) lifetime ECLs having once cured	1,515	540	1,512	206

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

Credit risk exposure generated by contingent obligations is disclosed in Note No. 28.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

43.           Risk Management, continued:

(3)         Market Risk

Market Risk is referred to as the potential loss the Bank may incur due to the absence of liquidity, either lack of funding or difficulties to access to secondary markets for defeasing financial exposures (Liquidity risk) or due to an adverse change of the values of market variables that negatively impact the value of the financial exposures (Price risk).

(a)   Liquidity Risk

Liquidity Risk: Measurement and Limits

The Bank manages the Liquidity risk separately for each category of this risk: Trading Liquidity risk and Funding Liquidity risk.

The Trading Liquidity risk was considered only as the incapacity of banks to generate cash from selling assets in an expedite way, but nowadays the concept has been extended to include the incapacity to close financial exposures (either created by cash debt/equity instruments, FX or off-balance derivatives transactions) in a reasonable way not affecting prevailing market prices. The former is controlled by establishing a minimum amount of liquid assets, referred to as the liquidity buffer (which is composed of cash free of reserve requirement needs, government bonds, and short-term bank’s CDs) and the latter by establishing limits for different market factors and repricing tenors that generate price risks exposures. Additionally, whenever the size of any position exceeds the normal size that might be defeased in the secondary market in a reasonable time framework and not impacting the prevailing prices, the bank negatively adjusts the value of the Trading book positions and therefore the Statement of Income; this concept is referred to as the Market Value Adjustment.

The Funding Liquidity is controlled and limited using the internal report referred to as MAR (Market Access Report), which is the estimation of the expected net cash flows within a period of time considering business-as-usual operation and also normal market conditions. The report is prepared separately by each single currency, for the next 30 and 90 days; business-as-usual conditions consider the holding of all assets on evergreen basis (with the exception of the amount of bonds that exceeds the minimum liquidity buffer that are considered as a source of cash), the run-off of the whole time deposits funding borrowed from wholesale customers and also some portion from the retail’s business segment. Therefore, the MAR number reflects the amount of money the Treasury should daily raise from institutional investors and some portion from retail customers in order to get funding for holding bonds and loans portfolios. MAR limits are established considering that under stress scenarios and full utilization, the bank is able to meet the liquidity risk appetite target defined in the Liquidity Risk Management Policy.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

43.           Risk Management, continued:

(3)         Market Risk, continued:

(a)    Liquidity Risk, continued:

The use of MAR within year 2018 is illustrated below (LCCY = local currency; FCCY = foreign currency):

	MAR LCCY + FCCY MMM$		MAR FCCY MMUS$
	1 – 30 days	1 – 90 days	1 – 30 days	1 – 90 days
Maximum	3,432	5,530	1,921	3,278
Minimum	1,893	3,653	476	1,691
Average	2,621	4,794	1,411	2,606

The bank also monitors the amount of assets denominated in local currency that is funded by liabilities denominated in foreign currency, including all tenors and the cash flows generated by derivatives payments to be made in foreign currency in the future. This metric is referred to as Cross Currency Funding. The bank oversees and limits this amount in order to take precautions against not only Banco de Chile’s event but also against a systemic adverse environment generated by a country risk event that might trigger absence of foreign currency funding.

The use of Cross Currency Funding within year 2018 is illustrated below:

Cross Currency Funding MMUS$
Maximum	4,377
Minimum	2,384
Average	3,300

Additionally, the Bank prevents itself from funding concentration by measuring borrowing separated by fund provider class, type of instrument, maturity profile, currency, etc., utilizing thresholds that alert abnormal or imprudent behaviors which are out of the expected ranges.

Moreover, the state of many financial ratios is continuously monitored in order to detect structural changes of the balance sheet profile. As an example, the state of the following ratios along the year 2018 is illustrated below:

	Liquid Assets/ Net Funding <1y	Liabilities>1y/ Assets >1y	Deposits/ Loans
Maximum	95%	77%	64%
Minimum	74%	74%	59%
Average	86%	76%	61%

In addition, some market indices, prices and monetary decisions made by the Central Bank of Chile are monitored in order to early detect structural market conditions changes that may trigger liquidity shortage or even a financial crisis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

43.           Risk Management, continued:

(3)        Market Risk, continued:

(a)    Liquidity Risk, continued:

Among various regulatory reports, the bank utilizes one that was introduced several years ago but was enhanced during year 2015. This is the case of the C46 index (formerly known as C08 index), which represents the expected net cash flows within the next 12 months as the result of contractual maturity for almost all assets and liabilities (the liquidity generated by debt instruments is permitted to be reported previous to the instrument contractual maturity, with the exception of those classified as HTM). However, the Superintendence of Banks and Financial Institutions (hereafter, “SBIF”) authorized Banco de Chile, among others, to report the C46 Adjusted index. This enables to report, in addition to the regular C46 index, behavioral run-off assumptions for some specific liability balance sheet items, such as demand deposits and time deposits. Conversely, the regulator also requires some roll-over assumption for the loan portfolio.

The SBIF establish the following limits for the C46 Index:

Foreign Currency balance sheet items:	1-30 days C46 index < 1 x Tier-1 Capital
All Currencies balance sheet items:	1-30 days C46 index < 1 x Tier-1 Capital
All Currencies balance sheet items:	1-90 days C46 index < 2 x Tier-1 Capital

The use of this index in year 2018 is illustrated below:

	Adjusted C46 All CCYs as part of Tier-1 Capital		Adjusted C46 FCCY as part of Tier-1 Capital
	1 – 30 days	1 – 90 days	1 – 30 days
Maximum	0.65	0.90	0.37
Minimum	0.29	0.55	0.24
Average	0.44	0.74	0.31
Regulatory Limit	1.0	2.0	1.0

Finally, the bank also takes advantage of some regulatory reports introduced by the local authorities in 2015. These are the LCR (Liquidity Coverage Ratio, which in the case of Chile the reserve may be part of the HQLA), the NSFR (Net Stable Funding Ratio), liability renewal rate classified by type of fund provider, liability concentration by type of instruments, etc. The state of the LCR and the NSFR along the year 2018 is illustrated below:

	LCR		NSFR
Maximum	1.09		1.02
Minimum	0.78		0.95
Average	0.91		0.99
Regulatory Limit	0.6	(*)	N/A

(*) This is the minimum level that banks must comply starting year 2019 and then is increased by 0.1 per year up to the maximum of 1 as of year 2023.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

43.           Risk Management, continued:

(3)   Market Risk, continued:

(a)         Liquidity Risk, continued:

The contractual maturity profile of the financial liabilities of Banco de Chile and its subsidiaries (consolidated basis), as of 2017 and 2018 end-of-year, is illustrated below:

	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2017
Current accounts and other demand deposits	8,915,706	—	—	—	—	—	8,915,706
Transactions in the course of payment	29,871	—	—	—	—	—	29,871
Instruments sold under repurchase agreements and security lending	194,539	750	—	—	—	—	195,289
Savings accounts and time deposits	5,097,833	2,509,694	2,555,579	21,536	311	219	10,185,172
Full delivery derivative transactions	172,323	136,729	1,166,598	937,050	1,582,890	531,309	4,526,899
Borrowings from financial institutions	260,272	242,515	613,159	73,852	—	—	1,189,798
Other financial obligations	295	918	10,921	24,038	686	154	37,012
Debt instruments issued	47,375	165,359	728,035	1,279,275	1,500,632	3,931,034	7,651,710
Total (excluding non-delivery derivative transactions)	14,718,214	3,055,965	5,074,292	2,335,751	3,084,519	4,462,716	32,731,457
Non - delivery derivative transactions	112,011	100,247	1,141,610	816,847	325,199	1,115,676	3,611,590

	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2018
Current accounts and other demand deposits	9,584,488	—	—	—	—	—	9,584,488
Transactions in the course of payment	44,436	—	—	—	—	—	44,436
Instruments sold under repurchase agreements and security lending	292,231	1,440	5,137	—	—	—	298,808
Savings accounts and time deposits	5,344,294	1,981,221	3,152,103	373,398	619	132	10,851,767
Full delivery derivative transactions	351,496	190,643	648,870	582,628	536,506	592,303	2,902,446
Borrowings from financial institutions	97,661	268,795	946,950	183,206	—	—	1,496,612
Other financial obligations	92,896	730	4,857	18,406	366	35	117,290
Debt instruments issued	101,707	267,665	724,724	1,410,766	1,899,529	4,303,542	8,707,933
Total (excluding non-delivery derivative transactions)	15,909,209	2,710,494	5,482,641	2,568,404	2,437,020	4,896,012	34,003,780
Non - delivery derivative transactions	297,613	604,200	1,028,798	712,286	593,431	1,209,282	4,445,610

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

43.           Risk Management, continued:

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

The bank has established internal limits for the exposures of the Trading book. In fact, the FX net open positions (FX delta), the Equity positions (Equity delta), the interest rate sensitivities generated by the derivatives and debt securities portfolios (DV01 or also referred as to rho) and the FX volatility sensitivity (vega) are measured, controlled and limited. Interest rate and vega limits are established on an aggregate basis but also for some specific repricing tenor points. The use of these limits is daily monitored, controlled and reported by independent control functions to the senior management of the bank. The internal governance framework also establishes that these limits must be approved by the board and reviewed at least annually.

The bank utilizes the historical VaR (Value-at-Risk) approach as the risk measurement tool for the trading portfolio exposures. The model includes 99% confidence level and most recent one-year observed rates, prices and yields data.

The use of VaR within year 2018 is illustrated below:

Value-at-Risk 99% confidence level MMUS$
Maximum	1,401
Minimum	379
Average	783

Additionally, the bank utilizes built-in models for measuring, limiting, controlling and reporting interest rate exposures and risks for the Accrual book, namely the metric referred to as IRE (Interest Rate Exposure) and EaR (Earnings-at-Risk), respectively. The IRE gauges the difference in net revenues from funds generation along some specific period of time due to standardized interest rates fluctuations; the EaR measures the adverse impact along a specific period of time (usually 12 months) due to an adverse impact of interest rates considering that all exposures are closed within a reasonable defeasance period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

43.           Risk Management, continued:

(3)         Market Risk, continued:

(b)         Price Risk, continued:

The use of EaR within year 2018 is illustrated below:

12-months Earnings-at-Risk 97.7% confidence level 3 months defeasance period MCh$
Maximum	33,197
Minimum	24,941
Average	26,738

The regulatory risk measurement for the Trading portfolio (C41 report) is produced by utilizing guidelines provided by the regulatory entities (Central Bank of Chile and Superintendence of Banks and Financial Institutions, hereafter CBCh and SBIF respectively), which are adopted from BIS 1993 standardized methodologies developed for this specific topic. The referred methodologies estimate the potential loss that the bank may incur considering standardized fluctuations of the value of market factors such as FX rates, interest rates and volatilities that may adversely impact the value of FX spot positions, interest rate exposures, and volatility exposures, respectively. The interest rate shifts are provided by the regulatory entity; in addition, very conservative correlation and tenor factors are included in order to account for non-parallel yield curve shifts reflecting steepening/flattering behaviors. The impact due to FX open positions is obtained by using large FX rate fluctuations (8% for liquid FX rates and 30% for the illiquid ones). The SBIF does not establish an individual limit for this particular risk but a global one that includes this risk (also denoted as Market Risk Equivalent or ERM) and the Risk Weighted Assets. The sum of ERM and the 10% of the Risk Weighted Assets cannot exceed the 100% of the bank’s Tier-1 + Tier-2 Capital. In the near future, the Operational Risk is expected to be added to the above risk calculation.

The regulatory risk measurement for the Banking book (C40 report) due to interest rate fluctuations is made by using standardized methodologies provided by the regulatory entities (CBCh and SBIF). The report includes models for reporting interest rate gaps and standardized adverse interest rate fluctuations. In addition to this, the regulatory entity has requested banks to establish internal limits for this regulatory risk measurement. Limits must be established separately for short-term and long-term portfolios. The short-term risk limit must be expressed as a percentage of the NIM plus the revenues collected from fees dependent on interest rate level; the long term risk limit may not exceed a percentage of the Tier-1 + Tier-2 Capital. The bank is currently using 25% for both limits.

In addition to the above, the Market Risk Policy of Banco de Chile enforces to perform daily stress tests for trading portfolios and monthly for accrual portfolios. The output of the stress testing process is monitored against corresponding trigger levels: in the case those triggers are breached, the senior management is notified in order to implement further actions, if necessary. Moreover, intra-month realized P&L for trading activities is monitored against losses trigger levels: escalation to senior levels is also done when breaches occur.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

43.           Risk Management, continued:

(3)         Market Risk, continued:

(b)         Price Risk, continued:

The following table illustrates the interest rate cash-flows of the Banking Book (contractual tenors) as of December 31, 2017 and 2018:

	Up to 1 month MCh$	Between 1 and 3 months MCh$	Between 3 and 12 months MCh$	Between 1 and 3 years MCh$	Between 3 and 5 years MCh$	More than 5 years MCh$	Total MCh$
Assets as of December 31, 2017
Cash and due from banks	1,028,014	—	—	—	—	—	1,028,014
Transactions in the course of collection	223,360	—	—	—	—	—	223,360
Securities borrowed or purchased under agreements to resell	19,992	—	—	—	—	—	19,992
Derivative instruments under hedge-accounting treatment	30,328	146,775	225,883	335,756	51,087	539,283	1,329,112
Inter-banking loans	533,101	49,573	150,253	31,920	—	—	764,847
Customer loans	4,669,573	2,595,012	5,636,496	5,619,230	3,089,002	8,591,253	30,200,566
Financial assets available-for-sale	9,134	37,851	950,199	222,522	216,058	169,144	1,604,908
Total assets	6,513,502	2,829,211	6,962,831	6,209,428	3,356,147	9,299,680	35,170,799

	Up to 1 month MCh$	Between 1 and 3 months MCh$	Between 3 and 12 months MCh$	Between 1 and 3 years MCh$	Between 3 and 5 years MCh$	More than 5 years MCh$	Total MCh$
Assets as of December 31, 2018
Cash and due from banks	844,173	—	—	—	—	—	844,173
Transactions in the course of collection	151,701	—	—	—	—	—	151,701
Securities borrowed or purchased under agreements to resell	3,161	—	—	—	—	—	3,161
Derivative instruments under hedge-accounting treatment	20	140,631	253,266	176,330	229,092	717,331	1,516,670
Inter-banking loans	1,262,749	79,199	133,689	24,337	—	—	1,499,974
Customer loans	2,305,334	2,311,297	5,784,455	8,402,372	3,923,096	9,721,138	32,447,692
Financial Assets at Fair Value through OCI	48,469	153,479	408,390	146,136	58,093	230,003	1,044,570
Total assets	4,615,607	2,684,606	6,579,800	8,749,175	4,210,281	10,668,472	37,507,941

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

43.           Risk Management, continued:

(3)         Market Risk, continued:

(b)         Price Risk, continued:

	Up to 1 month MCh$	Between 1 and 3 months MCh$	Between 3 and 12 months MCh$	Between 1 and 3 years MCh$	Between 3 and 5 years MCh$	More than 5 years MCh$	Total MCh$
Liabilities as of December 31, 2017
Current accounts and demand deposits	8,959,941	—	—	—	—	—	8,959,941
Transactions in the course of payment	—	—	—	—	—	—	—
Securities loaned or sold under repurchase agreements	10,267	—	—	—	—	—	10,267
Savings accounts and interest-bearing deposits	5,294,456	2,317,792	2,555,579	21,536	311	219	10,189,893
Derivative instruments under hedge-accounting treatment	352	3,968	286,519	452,960	75,237	600,507	1,419,543
Inter-banking borrowings	506,703	553,663	129,431	—	—	—	1,189,797
Long-term debt (*)	158,085	266,895	727,798	1,217,226	1,349,337	3,930,440	7,649,781
Other liabilities	146,726	918	10,921	24,038	686	154	183,443
Total liabilities	15,076,530	3,143,236	3,710,248	1,715,760	1,425,571	4,531,320	29,602,665

	Up to 1 month MCh$	Between 1 and 3 months MCh$	Between 3 and 12 months MCh$	Between 1 and 3 years MCh$	Between 3 and 5 years MCh$	More than 5 years MCh$	Total MCh$
Liabilities as of December 31, 2018
Current accounts and demand deposits	9,622,073	—	—	—	—	—	9,622,073
Transactions in the course of payment	—	—	—	—	—	—	—
Securities loaned or sold under repurchase agreements	6,963	—	—	—	—	—	6,963
Savings accounts and interest-bearing deposits	5,273,096	1,981,221	3,152,103	373,398	619	71,330	10,851,767
Derivative instruments under hedge-accounting treatment	115	144,525	243,151	187,522	222,201	715,536	1,513,050
Inter-banking borrowings	97,661	268,795	946,950	183,206	—	—	1,496,612
Long-term debt (*)	101,707	267,665	724,724	1,410,766	1,899,529	4,303,542	8,707,933
Other liabilities	92,896	730	4,857	18,406	366	35	117,290
Total liabilities	15,194,511	2,662,936	5,071,785	2,173,298	2,122,715	5,090,443	32,315,688

(*)  Amounts shown here are different from those reported in the liabilities report which is part of the liquidity analysis, due to differences in the treatment of mortgage bonds issued by the Bank in both reports.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

43.           Risk Management, continued:

(3)         Market Risk, continued:

(b)         Price Risk, continued:

Price Risk Sensitivity Analysis

The bank has focused on stress testing as the main tool for price risk sensitivity analysis.  The analysis is implemented for the Trading book and the Banking book separately.  Due to the experiences taken form financial crisis and based on the various studies and analyses made on this specific matter, the bank adopted this methodology after realizing that stress testing analysis is more useful and realistic than business-as-usual tools, such as VaR for trading portfolios or EaR for accrual portfolios, since:

(i)                           The financial crisis show market factors fluctuations that are materially larger than those used in the VaR with 99% of confidence level or EaR with 97.7% of confidence level.

(ii)                        The financial crisis also show that correlations between these fluctuations are materially different from those used in the VaR or EaR computation, since a crisis precisely indicates severe disconnections between the behaviors of market factors fluctuations respect to the patterns observed under normal conditions.

(iii)                     Trading liquidity dramatically diminishes during financial distress and especially in emerging markets (in the case of Chile, this was observed during 2008-9 crisis). Therefore, the overnight VaR number might not be representative of the loss for trading portfolios in such environment since closing exposures period may exceed one business day. This may also happen when calculating EaR, even considering three months as the closing period.

The stress testing impacts are obtained through mathematical simulations of the fluctuations on the value of market factors and calculating the changes of the economic/accounting value of the financial positions due to these shifts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

43.           Risk Management, continued:

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

The exercise is implemented in a very straightforward way: trading portfolios impacts are estimated by multiplying DV01s by expected interest rates shifts; accrual portfolios impacts are computed by multiplying cumulative gaps by forward interest rates fluctuations modeled. It is relevant to note that the methodology might miss some portion of the interest rates convexity for trading portfolios since it is not captured when large fluctuations are modeled; additionally, neither convexity nor prepayments behaviors are captured for the accrual portfolio analysis. In any case, given the magnitude of the shifts, the methodology may be accurate enough for the purposes and scope of the analysis.

The following table illustrates the resulting average interest rates and swap yields fluctuations of a large number of simulation processes that maximize the adverse impact for the exposures held in the trading portfolios as of end-of-year (FX rate and FX volatility fluctuations are not included since its impact are negligible):

	CLP Derivatives (bps)	CLP Bonds (bps)	CLF Derivatives (bps)	CLF Bonds (bps)	USD Offshore 3m Derivatives (bps)	Spread USD On/Off Derivatives (bps)
< 1 year	4	20	(26)	(10)	7	301
> 1 year	7	19	(6)	(18)	5	34

bps = basis points

The worst impact for the Trading book as of December 31st 2018, considering the interest rates/yields, the FX rate and FX volatility fluctuations which are part of the most adverse simulation, is illustrated below.

Most Adverse Stress Scenario P&L Impact Trading Book (MCh$)

CLP Interest Rate/Swap Yield		(683)
Derivatives	54
Debt instruments	(737)
CLF Interest Rate/Swap Yield		58
Derivatives	84
Debt instruments	(26)
Interest rate USD, EUR, JPY, etc. offshore		145
Domestic/offshore interest rate spread USD, EUR, JPY		(12,762)
Total Interest rates/Swap Yields		(13,242)
Total FX		13
Total FX Options		(13)
Total		(13,242)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

43.           Risk Management, continued:

(3)         Market Risk, continued:

(b)         Price Risk, continued:

The resulting worst-case simulation would generate losses in the Trading book slightly above Ch$13,000 million (approximately US$ 19 million at prevailing FX rate as of end-of-year). This would be the result of a significant rise in the spread between domestic USD and offshore USD swap yields, mainly in the shorter tenors of the yield curve. In any case, these are not material losses compared to Tier-1 Capital base or to the P&L estimation for the next 12 months.

The impact of such fluctuations in the Accrual portfolio for the next 12 months as of December 31, 2018, which is not necessarily a gain/loss but greater/lower net revenue from funds (resulting net interest rate generation), is illustrated below:

12-Months NRFF(*) Impact Accrual Book (MCh$)

Impact due to inter-banking yield curve shock	(122,334)
Impact due to spreads shocks	(7,320)
Higher / (Lower) NRFF	(129,654)

(*) Net revenues from funds

The adverse impact in the Accrual book would be the result of a severe drop of the local inflation, especially in the short term of the yield curve. The lower net revenues from funds in the following 12 months would reach Ch$130 billion, which is still much lower than the current annual 12-month rolling P&L generation (slightly above one fifth of this number).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

43.           Risk Management, continued:

(4)         Capital Requirements and Capital Management:

The main objectives of the Bank’s capital management are to ensure compliance with regulatory requirements, maintain a solid credit rating and sound capital ratios. During 2018, the Bank has successfully met the required capital requirements.

As part of its Capital Management Policy, the Bank has established capital adequacy alerts, which are stricter than those required by the regulator, which are monitored on a monthly basis. During 2018, none of the internal alerts defined in the Capital Management Policy were activated.

The Bank manages capital by making adjustments in light of changes in economic conditions and the risk characteristics of its business. For this purpose, the Bank may modify the amount of dividend payments to its shareholders or issue equity instruments. The capital adequacy of the Bank is monitored using, among other measures, the indexes and rules established by the SBIF.

Regulatory Capital

According to the Chilean General Banking Law, Banks must maintain a minimum capital ratio of 8%, net of required provisions, calculated by dividing Equity by the sum of the Consolidated Weighted Assets by Risk. In addition, banks must maintain a minimum ratio of Basic Capital to Total Consolidated Assets of 3%, net of required provisions. As a result of the merger of Banco de Chile with Citibank Chile in 2008, the Superintendency of Banks and Financial Institutions in its resolution No. 209 of December 26, 2007, established that the institution was obliged to maintain a minimum capital ratio of not less than 10%.  Thus, the regulator upheld the validity of a minimum of 10%, which was set in December 2001 to authorize the merger of Banco Edwards and Banco de Chile.

Equity is determined from Capital and Reserves or Basic Capital with the following adjustments: (a) the balance of subordinated bonds issued with a maximum equivalent to 50% of the Basic Capital is added and weighted according to their term at maturity; (b) the additional provisions for loans are added, (c) the balance of the assets corresponding to goodwill or overpaid and investments in companies not included in the consolidation is deducted, and (d) the balance of noncontrolling interest is added.

Assets are weighted according to the risk categories, which are assigned a risk percentage that would reflect the amount of capital needed to support each of those assets. There are five (5) risk categories (0%, 10%, 20%, 60% and 100%). For example, cash, deposits in other banks and financial instruments issued by the Central Bank of Chile have 0% risk, which means that, according to current standards, no capital is required to back these assets. Properties and equipment have a 100% risk, which means that they must have a minimum capital equivalent to 8% of the amount of these assets and in the case of the Bank 10%.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

43.           Risk Management, continued:

(4)     Capital Requirements and Capital Management, continued:

All derivative instruments traded outside of stock exchanges are considered in the determination of risk assets with a conversion factor over the notional values, thus obtaining the amount of exposure to credit risk (or “credit equivalent”). The contingent credits out of balance are also considered by a “credit equivalent”, for their weighting

The risk-weighted assets and TIER 1 and TIER 2 Capital, as of December 31, 2018 and 2017 are the following:

	Consolidated assets		Risk-weighted assets
	2017 MCh$	2018 MCh$	2017 MCh$	2018 MCh$
Balance sheet assets (net of provisions)
Cash and due from banks	1,057,393	880,081	5,699	13,084
Transactions in the course of collection	255,968	289,194	95,210	186,536
Financial Assets held-for-trading	1,538,578	1,745,366	148,641	134,412
Cash collateral on securities borrowed and reverse repurchase agreements	91,641	97,289	91,641	97,289
Derivative instruments (*)	1,469,083	1,310,262	927,837	916,798
Loans and advances to banks	760,021	1,494,384	312,806	313,524
Loans to customers, net	24,955,692	27,341,254	21,908,281	24,102,808
Financial assets available-for-sale	1,526,315	—	325,209	—
Financial assets at fair value through OCI	—	1,053,191	—	356,568
Investments in other companies	35,771	42,252	38,041	44,561
Intangible assets	72,455	85,471	39,045	52,061
Property and equipment	216,259	215,872	216,259	215,872
Investment properties	14,306	13,938	—	—
Current tax assets	23,032	677	2,303	68
Deferred tax assets	161,265	192,840	26,740	27,792
Other assets	604,800	651,691	547,974	673,380
Subtotal	32,782,579	35,413,762	24,685,686	27,134,753

Off-balance-sheet assets
Contingent loans	3,972,260	4,266,821	2,382,653	2,559,197
Total	36,754,839	39,680,583	27,068,339	29,693,950

(*) Financial derivative contracts are presented as an equivalent credit risk for the purposes of calculating consolidated assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

43.           Risk Management, continued:

(4)     Capital Requirements and Capital Management, continued:

The amounts and ratios determined for the limit of basic capital and effective equity as of December 2017 and 2018, are:

	As of December 31,
	2017 MCh$	2018 MCh$

Basic capital (*) (**)	3,105,714	3,304,152
Effective equity	3,934,727	4,129,999
Total consolidated assets (**)	37,017,702	39,989,595
Total consolidated assets weighted by credit risk	27,068,339	29,693,950

(*)           The Basic Capital corresponds to the equity of the owners of the Bank in the Consolidated Statement of Financial Position.

(**)    The total consolidated assets is in accordance with Chilean Generally Accepted Accounting Principles as issued by the Chilean Superintendency of Banks and Financial Institutions (“SBIF”). As a result, is not directly comparable with this Consolidated Statement of Financial Position.

These ratios as of December 31, 2017 and 2018 were:

	Ratio As of December 31,
	2017	2018
	%	%

Basic capital / consolidated assets	8.39	8.26
Effective equity / consolidated assets weighted by risk	14.54	13.91

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

44.           New Accounting Pronouncements:

The following is a summary of new standards, interpretations and improvements to the International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) that are not yet effective as of December 31, 2018:

IFRS 16 — Leases.

On January 2016 IFRS 16 “Leases” was issued, which establishes the principles in respect of the recognition, measurement, presentation and disclosure of leases contracts, for both lessee and lessor.

This new rule does not differ significantly from the IAS 17 “Leases” that precedes it, related to the accounting treatment for the lessor. However, related to the lessee, the new rule requires the recognition of assets and liabilities for most lease contracts.

The date of application of this new standard is as of January 1, 2019. Early adoption is permitted but only if IFRS 15 - Revenue from contracts with customers is also applied.

The Bank and its subsidiaries, for purposes of the initial application of the standard, took the option of recognizing the cumulative effect as off the initial adoption date of January 1, 2019, without restating comparative information for the year prior adoption. The Bank recorded a right-of-use-asset for an amount equal to the lease liability in an amount of Ch$144,529 million, this amount was determined according to the present value of the remaining lease payments, discounted using the financing rate.

IAS 28 — Investments in Associates and Join Venture and IFRS 10 — Consolidated Financial Statements.

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

During December 2015 the IASB agreed that the amendments should apply in the future, allowing its immediate application.

This amendment will not impact on the Consolidated Financial Statements of Banco de Chile and its subsidiaries.

IFRIC 23 — Uncertainty over Income Tax Treatments.

In June 2017, the IASB published IFRIC 23, which clarifies the application of the recognition and measurement criteria required by IAS 12 Income Taxes when there is uncertainty about tax treatments.

The date of application of this interpretation is as of January 1, 2019.

The Bank estimates that this standard will not have impact on the Consolidated Financial Statements of Banco de Chile and its subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

44.           New Accounting Pronouncements, continued:

IAS 28 — Investments in associates and joint ventures and IFRS 9 — Financial instruments.

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

This modification will not have an impact on the Consolidated Financial Statements of Banco de Chile and its subsidiaries.

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

The date of application of this amendment is as of January 1, 2019. Early adoption is permitted.

This amendment will not impact on the Consolidated Financial Statements of Banco de Chile and its subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

44.           New Accounting Pronouncements, continued:

Annual improvements IFRS 2015-2017 cycle, continued:

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

The date of application of these amendments is as of January 1, 2019. Early adoption is permitted.

The Bank and its subsidiaries have no impact on the consolidated financial statement as a result from this amendment.

IAS 23 — Costs for loans. Costs for loans that can be capitalized.

The amendment to the standard is intended to clarify that, when an asset is available for use or sale, an entity will treat any outstanding loan taken specifically to obtain that asset, as part of the funds it has taken as current loans.

The date of application of these amendments is as of January 1, 2019. Early adoption is permitted.

This modification has no impact on the Consolidated Financial Statements of Banco de Chile and its subsidiaries.

IAS 19 — Employee Benefits.

In February 2018 the IASB issued amendments to IAS 19 “Employee Benefits”, which relate to:

• If there is a modification, reduction or liquidation of a plan, it is now mandatory that the current service cost and net interest for the period after the new measurement be determined using the assumptions used for the new measurement.

• In addition, amendments have been included to clarify the effect of a modification, reduction or liquidation of a plan on the requirements with respect to the asset roof.

The date of application of this amendment is as of January 1, 2019. Early implementation is allowed.

This amendment has no impact on the Consolidated Financial Statements of Banco de Chile and its subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

44.       New Accounting Pronouncements, continued:

Conceptual Framework.

On March 29, 2018, the IASB issued a “Reviewed” Conceptual Framework. Changes to the Conceptual Framework may affect the application of IFRS when no rule applies to a particular transaction or event.

The Conceptual Framework introduces mainly the following improvements:

•        It incorporates some new concepts of measurement, presentation and disclosure and derecognition of assets and liabilities in the Financial Statements.

•        Provides updated definitions of assets, liabilities and includes criteria for the recognition of assets and liabilities in the financial statements.

•        Clarifies some important concepts such as background on form, prudential criteria and measurement of uncertainty.

The Conceptual Framework enters into force for periods beginning on January 1, 2020. Early adoption is permitted.

IFRS 3 — Business Combinations. Definition of a Business.

The amendments clarify the definition of business, with the objective of helping entities determine whether a transaction should be accounted for as a business combination or as the acquisition of an asset.

(a)        clarify that, to be considered a business, an acquired set of activities and assets must include, as a minimum, an input and a substantive process that together contribute significantly to the ability to produce outputs;

(b)        eliminate the assessment of whether market participants can substitute missing processes or inputs and continue to produce outputs;

(c)         add guides and illustrative examples to help entities assess whether a substantial process has been acquired;

(d)        restrict definitions of a business or products by focusing on goods and services provided to clients and eliminate reference to the ability of reducing costs; and

(e)         add an optional concentration test that allows a simplified assessment of whether an acquired set of activities and businesses acquired are not business.

Companies are required to apply the modified definition of a business to acquisitions made from January 1, 2020. Early application is allowed.

This amendment has no impact on the Consolidated Financial Statements of Banco de Chile and its subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

44.       New Accounting Pronouncements, continued:

IAS 1 — Presentation of Financial Statements and IAS 8 — Accounting Policies, Changes in Accounting Estimates and Errors. Definition of Materiality or relative importance.

The IASB issued changes to IAS 1, Presentation of Financial Statements, and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, to clarify the definition of materiality and align these standards with the Revised Conceptual Framework issued in March 2018, to facilitate companies to make materiality judgments.

Under the old definition omissions or misrepresentations of elements are important if they could, individually or collectively, influence the economic decisions that users make on the basis of financial statements (IAS 1 Presentation of Financial Statements).

The new definition states that information is material if the omission, distortion or concealment of the information can reasonably be expected to influence decisions that primary users of financial statements of general purpose make on the basis of those financial statements, which provide financial information about a specific reporting entity.

The date of application of these amendments is as of January 1, 2020. Early application is allowed.

This amendment has no impact on the Consolidated Financial Statements of Banco de Chile and its subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

45.           Subsequent Events:

a)             On January 12, 2019, Law 21,130, Modernizing Banking Legislation, was published in the Official Journal. This law introduces modifications, among other matters, to the General Banking Law (“LGB”), Law 21,000 that created the Commission for the Financial Market, the Organic Law of the State Bank of Chile and the Tax Code.

In general terms, the law went to immediate effect, except for those provisions whose effectiveness was deferred in accordance with the provisions of the transitory regulations, among which the following stand out:

i.                Suppression of the Superintendency of Banks and Financial Institutions (“SBIF”) and integration with the Commission for the Financial Market (“CMF”).

ii.             Risk Weighting of Bank Assets.

The new Article 67 LGB provides that it is the CMF’s responsibility to determine the risk weighting of the banks’ assets, a matter that is now expressly regulated by law. For the purposes of this determination, the CMF must establish standardized methodologies through the issuance of general standards. The Article First Transitory of Law 21.130 stipulates that such standards must be issued and enter into force within 18 months following the date on which the CMF assumes the functions and powers of the SBIF.

As long as the aforementioned standards do not come into effect, the additional capital requirements associated with the market and operational risks established by the permanent rule of Law 21.130 will not apply, and it will also be established that, for purposes of credit risk weighting, the assets of a bank, net of required provisions, will be classified in the categories that are expressed in the aforementioned Article First Transitory.

iii.          Requirement to maintain an additional basic capital equivalent to 2.5% of risk-weighted assets.

A four-year term is granted, starting from the enactment of the regulations referred to in subparagraph ii) above, for the constitution of the additional basic capital foreseen in the new article 66 bis LGB, which will require an incremental capital requirements of 0.625% of a financial institution’s risk-weighted assets, net of required provisions, for each year as of the enactment of the aforementioned regulations.

iv.         Additional Basic Capital of countercyclical Character.

Within an 18 month term, counted from the moment the CMF assumes the functions and powers of the SBIF, for the CMF to issue and enforcement the standards regarding the necessary conditions for the implementation and supervision of the requirement of the countercyclical additional basic capital, determined by the Central Bank in accordance with the new Article 66 ter LGB. Likewise, as of the validity of said standards, the CMF may demand the basic capital referred to in article 66 ter up to 0.625% of risk-weighted assets, net of required provisions, increasing said limit by the same percentage every year, until the limit of 2.5% is reached in the fourth year of entry into force of the respective regulations.

v.            Additional capital requirements, technical reserve or interbank lending margin for qualified banks of systemic importance.

Within an 18 month term, counted from the moment the CMF assumes the functions and powers of the SBIF, said Commission shall issue and enforcement the standards related to the factors and methodologies according to which a bank or group of banks can be qualified for its systemic importance, being able to impose some of the requirements foreseen in the new article 66 quarter LGB.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

45.           Subsequent Events, continued:

A special rule is also established for: 1) those banks that at the time of the publication of Law 21,130 were subject to additional effective capital requirements pursuant to the provisions of article 35 bis, and 2) the requirement of basic capital to which Article 66 quarter refers to up to 0.5% of total assets, increasing said limit as provided in the fifth transitory measure of the Law 21,130.

vi.         Credit limit of 30% of the effective equity to the group of people or entities that belong to the same business group.

In relation to the new subsection added to numeral 1 of article 84 LGB that provides that with respect to the total of credits that a bank grants to the group of people or entities that belong to the same business group, these may not exceed 30% of effective equity of the creditor bank, it is provided that if any entity is over the credit limit of 30% it will have until January 12, 2020 to comply with this limit.

b)             On January 18, 2019, the subsidiary Banchile Corredores de Bolsa S.A. informed that in the Ordinary Session held that day, the Board was given notice of and accepted the resignation presented by Mr. Roberto Serwaczak Slowinski to his position as Director of the company.

c)              On January 24, 2019 in the Ordinary Session No. BCH 2,895, the Board of Directors of Banco de Chile agreed to convene an Ordinary Meeting of Shareholders for March 28, 2019, with the purpose of proposing, among other matters, the distribution of the dividend No. 207 of $ 3,52723589646 for each share, corresponding to 70% of the distributable liquid profit, retaining the remaining 30%.

d)             On January 28, 2019, Banco de Chile and its subsidiary Banchile Corredores de Seguros Ltda. informed that they have entered into a strategic alliance with the insurance companies Chubb Seguros Chile S.A. and Chubb Seguros de Vida Chile S.A. The framework of the strategic alliance establishes the general terms and conditions pursuant to which the Bank will grant, for a period of 15 years, exclusive access to the Companies to provide insurances to clients via face-to-face and digital channels of the Bank, through Banchile.

The amounts involved include a payment to the Bank of UF 5,367,057 on the date of the signing of the contracts listed below, in accordance with the terms and conditions thereof, and annual payments subject to compliance with insurance sales objectives during the agreement lifetime.

The agreement considers the entry into the following contracts, subject to the condition indicated below:

i) Exclusive access contract to distribution channels between the Bank and the companies

By virtue of which the Bank will grant to the Chubb companies exclusive access to the channels of distribution for the offer and marketing of their insurance through Banchile. Said exclusive access shall be subject to the limits, requirements and exceptions established by the applicable regulations and the contract.

ii) Contracts for supply, intermediation and distribution of insurance between Banchile and the Companies

Each of the Chubb companies will enter into a contract with Banchile for the supply, intermediation and distribution of insurance, for which Banchile will be obliged to intermediate and offer, in exclusive terms, certain lines of insurance products of the Companies.

This exclusivity will be subject to the limits and requirements established by the applicable regulations and the contract.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

45.       Subsequent Events, continued:

iii) Trademark use agreement between the Bank and the Companies

The Chubb Companies will enter into a trademark agreement with the Bank under which the Companies will obtain the right to use the “Banchile” brand for their insurance.

iv) Collection contracts between the Bank and the Companies

Each of the Companies will enter into a collection agreement with the Bank under which it will designate the Bank as a collector of the premiums that are paid by the clients that have taken out insurance with the Companies.

The subscription of the contracts referred to in letters i) to iv) is subject to the condition that the National Economic Prosecutor’s Office approve the execution of all of them, for which purpose the parties will proceed to notify the operation in accordance with Chapter IV of the Decree Law No. 211.

e)              On March 14, 2019 in the Ordinary session No. 2,897, the Board of Directors of Banco de Chile agreed to establish a provision for minimum dividends of 60% of the net distributable profit that will be generated during the course of the year.

For these purposes, the net distributable profit is defined as net income for the corresponding period minus the value effect of the monetary unit of paid capital and reserves, as a result of any change in the Consumer Price Index (CPI) between to the month prior to the current month and the month of November of the previous year.

f)               On March 28, 2019 at the Ordinary Shareholder’s Meeting, our shareholders approved the distribution of the dividend No. 207 of $3,52723589646 per share, to be charged to the net distributable income obtained during the fiscal year 2018.

Additionally, the shareholders approved the definite appointment of Mr. Julio Santiago Figueroa as Director of Banco de Chile, a position which he will hold until the next renewal of the Board of Directors.

In Management’s opinion, there are no other significant subsequent events that affect or could affect the consolidated financial statements of the Bank and its subsidiaries between December 31, 2018 and the date of issuance of these consolidated financial statements.

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

2.3

Amendment No. 2, dated October 23, 2018, to the Deposit Agreement among Banco de Chile, JPMorgan Chase Bank, N.A. as depositary and holders from time to time of ADSs (incorporated by reference to our registration statement on Form F-6 (Registration No. 333-171999) filed on October 23, 2018).

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

4.12

Extension No. 1 to Cooperation Agreement between Banco de Chile and Citigroup Inc., dated August 24, 2017 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2017, and incorporated herein by reference).

8.1*	List of subsidiaries.
11.1*	Code of Professional Ethics (English translation)
12.1*	Certification under Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification under Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification under Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS*	XBRL Instance Document.
101.SCH*	XBRL Taxonomy Extension Schema Document.
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

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

Date: April 26, 2019

BANCO DE CHILE

	By	/s/ Eduardo Ebensperger O.
		Name:	Eduardo Ebensperger O.
		Title:	Chief Executive Officer