Form 20-F
period 2019-12-31
BANK OF CHILE
filed 2020-04-30
CIK 1161125

As filed with the Securities and Exchange Commission on April 29, 2020

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

Commission file number 001-15266

BANCO DE CHILE

(Exact name of Registrant as specified in its charter)

BANK OF CHILE

(Translation of Registrant’s name into English)

REPUBLIC OF CHILE

(Jurisdiction of incorporation or organization)

Banco de Chile

Paseo Ahumada 251

Santiago, Chile

(562) 2637-1111

(Address of principal executive offices)

Rolando Arias Sánchez
Banco de Chile

Paseo Ahumada 251

Santiago, Chile

Telephone: (562) 2653-3535

E-mail: rarias@bancochile.cl

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depositary Shares, each representing 200 shares of common stock, without nominal (par) value (“ADSs”)	BCH	New York Stock Exchange

Shares of common stock, without nominal (par) value		New York Stock Exchange (for listing purposes only)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Shares of common stock: 101,017,081,114

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☑    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☑    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☑   No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☑

i

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Although we have based these forward-looking statements on our expectations and projections about future events, it is possible that actual results may differ materially from our expectations. In many cases, we include a discussion of the factors that are most likely to cause forward-looking statements to differ from actual results together with the forward-looking statements themselves. These statements appear throughout this annual report, including, without limitation, under “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” Examples of such forward-looking statements include:

●	projections of operating revenues, net income (loss), net income (loss) per share, capital expenditures, dividends, capital structure or other financial items or ratios;

●	statements of our plans, objectives or goals, including those related to anticipated trends, competition and regulation;

●	statements about market risks, including interest rate risk and foreign exchange risk;

●	statements about our future economic performance or that of Chile or other countries in which we operate; and

●	statements of assumptions underlying such statements.

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

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

●	changes in general economic, business, political or other conditions in Chile, or changes in general economic or business conditions in Latin America, the United States, Europe or Asia;

●	changes in capital markets in general that may affect policies or attitudes towards lending to Chile or Chilean companies;

●	increased costs;

●	increased competition and changes in competition or pricing environments, including the effect of new technological developments;

●	unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms;

●	natural disasters or pandemics;

●	the effect of tax laws on our business; and

●	the factors discussed under “Item 3. Key Information—Risk Factors.”

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

Unless otherwise indicated, the financial information included in this annual report with respect to 2015, 2016, 2017, 2018 and 2019 has been derived from financial statements that have been prepared in accordance with IFRS. See Note 2(a) to our audited consolidated financial statements as of and for the year ended December 31, 2019 appearing elsewhere in this annual report. IFRS differs in certain significant respects from Chilean Generally Accepted Accounting Principles (the “Chilean GAAP”) as issued by the Superintendencia de Bancos e Instituciones Financieras de Chile (the “Superintendency of Banks and Financial Institutions” or “SBIF”). As a result, our financial information presented under IFRS is not directly comparable to any of our financial information presented under Chilean GAAP. Accordingly, readers should avoid such comparison.

In this annual report, references to “$,” “U.S.$,” “U.S. dollars” and “dollars” are to United States dollars, references to “pesos” or “Ch$” are to Chilean pesos (see Note 2(f)) to our audited consolidated financial statements as of and for the year ended December 31, 2019 appearing elsewhere in this annual report), and references to “UF” are to “Unidades de Fomento.” The UF is an inflation indexed Chilean monetary unit of account with a value in Chilean pesos that is linked to and adjusted daily to reflect changes in the Consumer Price Index (“CPI”) of the Instituto Nacional de Estadísticas (the “Chilean National Statistics Institute”). As of December 31, 2019 and April 24, 2020, one UF equaled Ch$28,309.94 and Ch$28,673.54, respectively.

This annual report contains translations of certain Chilean peso amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the Chilean peso amounts actually represent such U.S. dollar amounts, were converted from U.S. dollars at the rate indicated in our audited consolidated financial statements as of and for the year ended December 31, 2019 or could be converted into U.S. dollars at the rate indicated. Banco de Chile utilizes the exchange rate of accounting representation, or spot exchange rate, for such matters. This is also described in “Item 3. Key Information—Selected Financial Data—Exchange Rates.” Thus, unless otherwise indicated, the U.S. dollar amounts have been translated from Chilean pesos based on the exchange rate of accounting representation as of December 30, 2019 as determined by our Treasury on a daily basis, based on the average of the daily closing bid and offer rates reported by Bloomberg for the Santiago Stock Exchange. As of December 30, 2019 (the latest practicable date, as December 31, 2019 was a banking holiday in Chile) and April 24, 2020, the exchange rates of accounting representation were Ch$751.88 = U.S. $1.00 and Ch$858.86 = U.S.$1.00, respectively. As of the same dates, the observed exchange rates, as published by Banco Central de Chile (the “Central Bank”), were Ch$744.62 = U.S.$1.00 and Ch$858.87 = U.S.$1.00, respectively.

The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

Unless otherwise specified, all references in this annual report to total loans are to loans to customers before deducting allowances for loan losses, and they do not include loans to banks or contingent loans. In addition, all market share data and financial indicators for the Chilean banking system as compared to Banco de Chile’s financial information presented in this annual report are based on information published periodically by the CMF which is published under Chilean GAAP and prepared on a consolidated basis, unless otherwise indicated. For more information see “Item 4. Information on the Company—Business Overview—Competition.”

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

According to Chilean regulations, as of the filing date and for the purposes of this annual report, regulatory capital (“Regulatory Capital”) consists of:

●	basic capital, which is composed of our paid-in capital, reserves and retained earnings, excluding capital attributable to subsidiaries and foreign branches (“Basic Capital”); and

●	supplementary capital, which is composed of the following: (i) our subordinated bonds, considered at issue price (reduced by 20% for each year during the period commencing six years prior to maturity), but not exceeding 50% of our Basic Capital; plus (ii) our voluntary allowances for loan losses (up to 1.25% of risk-weighted assets to the extent voluntary allowances exceed those that banks are required to maintain by law or regulation); minus (iii) our goodwill and unconsolidated investments in companies (“Supplementary Capital”).

Certain figures included in this annual report and in our audited consolidated financial statements as of and for the year ended December 31, 2019 have been rounded for ease of presentation. Percentage figures included in this annual report have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this annual report may vary slightly from those obtained by performing the same calculations using the figures in our audited consolidated financial statements as of and for the year ended December 31, 2019. Certain other amounts that appear in this annual report may similarly not sum due to rounding.

Inflation figures are those reported by the Chilean National Statistics Institute, unless otherwise stated herein or required by the context.

MACRO-ECONOMIC AND MARKET DATA

In this annual report, all macro-economic data relating to the Chilean economy is based on information published by the Central Bank. All market share data, financial indicators and other data relating to the Chilean financial system are based on information published periodically by the CMF, which is published under Chilean GAAP and prepared on a consolidated basis.

v

Part I

Item 1	Identity of Directors, Senior Management and Advisors

Not Applicable.

Item 2	Offer Statistics and Expected Timetable

Not Applicable.

Item 3	Key Information

SELECTED FINANCIAL DATA

The following tables present historical financial information about us as of the dates and for each of the periods indicated. The following tables should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements as of and for the year ended December 31, 2019 appearing elsewhere in this annual report. The financial information for the years ended December 31, 2015, 2016, 2017, 2018 and 2019 is presented under IFRS.

Our audited consolidated financial statements have been prepared in accordance with IFRS for the years ended December 31, 2015, 2016, 2017, 2018 and 2019.

	For the Year Ended December 31,
	2015		2016		2017		2018(1)		2019		2019
	(in millions of Ch$, except share and per share data)										(in thousands of U.S.$)(1)
IFRS:
CONSOLIDATED STATEMENT OF INCOME DATA
Interest revenue	Ch$	1,908,457	Ch$	1,916,992	Ch$	1,886,700	Ch$	2,000,617	Ch$	2,113,548	US$	2,811,018
Interest expense		(680,169)		(690,259)		(652,005)		(679,640)		(742,270)		(987,219)
Net interest income		1,228,288		1,226,733		1,234,695		1,320,977		1,371,278		1,823,799
Net fees and commissions income		305,979		321,271		347,674		359,955		457,302		608,211
Net financial operating income		44,412		128,575		(29,661)		117,142		113,437		150,871
Foreign exchange transactions, net		57,318		12,405		104,875		2,701		30,886		41,078
Other operating income		25,486		28,575		29,959		45,295		32,315		42,979
Provisions for loan losses		(246,222)		(259,263)		(221,255)		(249,771)		(331,601)		(441,029)
Total operating expenses		(726,278)		(787,047)		(784,356)		(839,708)		(902,250)		(1,199,992)
Income attributable to associates		3,243		4,014		5,511		6,811		6,039		8,032
Income before income taxes		692,226		675,263		687,442		763,402		777,406		1,033,949
Income taxes		(83,321)		(100,212)		(115,361)		(159,768)		(173,661)		(230,969)
Net income from continued operations, net of taxes	Ch$	609,905	Ch$	575,051	Ch$	572,081	Ch$	603,634	Ch$	603,745	US$	802,980
Net income from discontinued operations, net of taxes		―		―		―		―		―		―
Net income for the year	Ch$	609,905	Ch$	575,051	Ch$	572,081	Ch$	603,634	Ch$	603,745	US$	802,980
Attributable to:

Equity holders of the parent		609,903		575,051		572,080		603,633		603,744		802,979
Non-controlling interest		2		-		1		1		1		1
Earnings per share(2)		6.04		5.69		5.66		5.98		5.98		0.01
Earnings per ADS		1,268.93		1,178.09		1,150.56		1,195.11		1,195.33		1,589.79
Dividends per share(3)		3.88		3.81		3.50		3.76		3.53		0.00
Weighted average number of shares (in millions)		101,017.08		101,017.08		101,017.08		101,017.08		101,017.08

(1)	IFRS 9 replaced IAS 39 for financial statements from January 1, 2018 onwards and includes new classification and measurement requirements for financial assets and liabilities, impairment requirements for financial assets and hedge accounting policy. The application of this standard as of January 1, 2018 had an impact on our consolidated financial statements at that date, as appearing in Note 5 “Transition Disclosures” to our audited consolidated financial statements for the year ended December 31, 2018, appearing in our annual report on Form 20-F for the year ended December 31, 2018 filed on April 26, 2019 (the “2018 20-F”).

	For the Year Ended December 31,
	2015		2016		2017		2018(1)		2019		2019
	(in millions of Ch$, except share and per share data)										(in thousands of U.S.$)
IFRS:
CONSOLIDATED STATEMENT OF FINANCIAL POSITION DATA (1) (2) (3)
Cash and due from banks	Ch$	1,361,222	Ch$	1,408,167	Ch$	1,057,393	Ch$	880,081	Ch$	2,392,166	US$	3,181,580
Transactions in the course of collection		319,679		206,972		255,968		289,194		331,420		440,787
Financial assets held for trading		843,574		1,379,958		1,538,578		1,745,366		1,872,355		2,490,231
Cash collateral on securities borrowed and reverse repurchase agreements		46,164		55,703		91,641		97,289		142,329		189,298
Derivative instruments		1,127,122		939,649		1,247,941		1,513,947		2,786,215		3,705,665
Loans and advances to banks		1,395,544		1,173,187		760,021		1,494,384		1,140,081		1,516,307
Loans to customers, net		24,022,983		24,843,655		24,955,692		27,341,254		29,384,039		39,080,756
Financial assets available-for-sale and Financial Assets at Fair Value through Other Comprehensive Income		1,007,263		374,470		1,526,315		1,053,191		1,366,343		1,817,236
Investments in other companies		25,849		30,314		35,771		42,252		48,442		64,428
Intangible assets		64,700		65,036		72,455		85,471		91,717		121,984
Property and equipment		215,671		219,082		216,259		215,872		220,262		292,948
Leased assets		―		―		―		―		150,665		200,384
Investment properties		15,042		14,674		14,306		13,938		13,190		17,543
Current tax assets		―		6,657		23,032		677		357		475
Deferred tax assets, net		129,192		176,923		161,265		176,823		231,293		307,620
Other assets		483,591		462,857		604,800		651,691		843,000		1,121,190
Total assets	Ch$	31,057,596	Ch$	31,357,304	Ch$	32,561,437	Ch$	35,601,430	Ch$	41,013,874	US$	54,548,432
Current accounts and other demand deposits		8,327,048		8,321,148		8,915,706		9,584,488		11,326,133		15,063,751
Transactions in the course of payment		35,475		25,702		29,871		44,436		98,869		131,496
Cash collateral on securities lent and repurchase agreements		184,131		216,817		195,392		303,820		308,734		410,616
Saving accounts and time deposits		9,907,692		10,552,901		10,067,778		10,656,174		10,856,618		14,439,296
Derivative instruments		1,079,342		966,509		1,392,995		1,528,234		2,818,421		3,748,498
Borrowings from financial institutions		1,529,627		1,040,026		1,195,028		1,516,759		1,563,277		2,079,158
Debt issued		6,102,208		6,177,927		6,488,975		7,475,552		8,813,414		11,721,836
Other financial obligations		173,081		186,199		137,163		118,014		156,229		207,785
Lease liabilities		―		―		―		―		146,013		194,197
Currents tax liabilities		24,714		―		3,453		4,907		76,289		101,464
Deferred tax liabilities, net		―		―		―		―		―		―
Provisions		182,832		187,568		194,537		203,946		203,374		270,487
Employee benefits		74,791		83,345		86,628		92,579		109,075		145,070
Other liabilities		261,330		291,488		308,563		398,805		631,667		840,117
Total liabilities	Ch$	27,882,271	Ch$	28,049,630	Ch$	29,016,089	Ch$	31,927,714	Ch$	37,108,113	US$	49,353,772
Total equity		3,175,325		3,307,674		3,545,348		3,673,716		3,905,761		5,194,660
Total liabilities and equity	Ch$	31,057,596	Ch$	31,357,304	Ch$	32,561,437	Ch$	35,601,430	Ch$	41,013,874	US$	54,548,432

(1)	IFRS 9 replaced IAS 39 for financial statements from January 1, 2018 onwards and includes new classification and measurement requirements for financial assets and liabilities, impairment requirements for financial assets and hedge accounting policy. The application of this standard as of January 1, 2018 had an impact on our consolidated financial statements at that date, as appearing in Note 5 “Transition Disclosures” to our audited consolidated financial statements for the year ended December 31, 2018, appearing in the 2018 20-F filed on April 26, 2019.

	As of December 31,
	2015	2016	2017	2018	2019
IFRS:
CONSOLIDATED RATIOS
Profitability and Performance
Net interest margin(5)	4.68%	4.41%	4.30%	4.35%	4.13%
Return on average total assets(6)	2.08	1.86	1.79	1.76	1.59
Return on average equity(7)	19.60	18.00	16.09	16.78	15.71
Capital
Average equity as a percentage of average total assets	10.63	10.33	11.11	10.51	10.15
Bank regulatory capital as a percentage of minimum regulatory capital	275.34	290.48	304.38	287.45	268.37
Ratio of liabilities to regulatory capital(8)	10.87	10.26	9.76	10.40	11.24
Credit Quality (4)
Substandard loans as a percentage of total loans(9)	3.83	3.42	3.07	2.96	2.98
Allowances for loan losses as a percentage of substandard loans(9)	58.51	63.91	63.50	70.84	72.58
Provision for loan losses as a percentage of average loans	1.07	1.05	0.87	0.95	1.15
Allowances for loan losses as a percentage of total loans	2.24	2.18	1.95	2.10	2.16
Operating Ratios
Operating expenses/operating revenue	43.71	45.82	46.48	45.49	45.00
Operating expenses/average total assets	2.48%	2.55%	2.45%	2.45%	2.38%

(1)	Translations of Chilean peso amounts into U.S. dollars are based on the exchange rate of accounting representation, or the spot exchange rate, which is determined on a daily basis by our Treasury, based on the average of the daily closing bid and offer rates reported by Bloomberg for the Santiago Stock Exchange. Thus, amounts stated in U.S. dollars as of and for the fiscal year ended December 31, 2019 have been translated from Chilean pesos based on the spot exchange rate of Ch$751.88 to U.S. $1.00 as of December 31, 2019.
(2)	Earnings per share data have been calculated by dividing net income by the weighted average number of shares outstanding during the year.
(3)	Dividends per share data are calculated by dividing the amount of the dividend paid during each year by the previous year’s number of shares outstanding.

(4)	IFRS 9 replaced IAS 39 for financial statements from January 1, 2018 onwards and includes new classification and measurement requirements for financial assets and liabilities, impairment requirements for financial assets and hedge accounting policy. The application of this standard as of January 1, 2018 had an impact on our consolidated financial statements at that date, as appearing in Note 5 “Transition Disclosures” to our audited consolidated financial statements for the year ended December 31, 2018, appearing in the 2018 20-F filed on April 26, 2019.

(5)	Annualized net interest income divided by average interest earning assets. The average balances for interest earning assets, including interest and readjustments, have been calculated on the basis of our daily balances and on the basis of monthly balances for our subsidiaries. Net interest margin does not include the interest earned on trading securities, which is accounted for under Other Income (Loss), Net.
(6)	Annualized net income (loss) divided by average total assets. The average balances for total assets have been calculated on the basis of our daily balances and on the basis of monthly balances for our subsidiaries.
(7)	Annualized net income (loss) divided by average equity. The average balances for equity have been calculated on the basis of our daily balances.
(8)	Total liabilities divided by bank regulatory capital.
(9)	See “Item 4. Information on the Company—Selected Statistical Information—Analysis of Substandard and Past Due Loans.”

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

Purchases and sales of foreign exchange are not required to be conducted in the Formal Exchange Market and therefore may be carried out in the Mercado Cambiario Informal (the “Informal Exchange Market”). There are no price limits imposed on transactions carried out in the Informal Exchange Market. On March 31, 2020, the average exchange rate in the Informal Exchange Market was Ch$838.9 per U.S. $1.00, or 0.9% lower than the observed exchange rate of Ch$846.30 per U.S.$1.00 as reported by the Central Bank on the same date.

Banco de Chile utilizes the exchange rate of accounting representation, or spot exchange rate, for such matters. The exchange rate of accounting representation is determined on a daily basis by our Treasury based on the average of the daily closing bid and offer rates reported by Bloomberg, for the Santiago Stock Exchange.

The observed exchange rate on March 31, 2020 was Ch$846.30 = U.S.$1.00. As of the same date, the exchange rate of accounting representation, or spot exchange rate, was Ch$853.79 = U.S.$1.00.

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

We are also subject to market risks that are presented both in this subsection and in Note 42 to our audited consolidated financial statements as of and for the year ended December 31, 2019 appearing elsewhere in this annual report.

Risks Relating to our Operations and the Chilean Banking Industry

The growth of our loan portfolio may expose us to increased loan losses.

During the last five years, our total loan portfolio has grown at a compounded average growth rate (“CAGR”) of 6.5% per year. This expansion has been primarily fostered by growth in both residential mortgage (11.2% per year on average) and consumer loans (6.2% per year on average), and, to a lesser extent, by an expansion in commercial loans (4.4% per year on average). The growth in our loan book has been aligned with our mid-term strategic goals, which aim to diversify our business model by optimizing our risk-return relationship in order to maintain profitable growth. In this regard, we recognize that the expansion experienced by our retail banking segment over the last years may expose us to higher levels of charge-offs and may require us to establish higher levels of allowances for loan losses in the future. This is due to the fact that the average retail customer is riskier than large companies and corporations, since they are more exposed to the economic cycle than wholesale customers. For example, individuals are impacted by economic factors such as employment and SMEs are impacted by economic conditions affecting domestic demand. For this reason, we are constantly striving to develop and utilize improved scoring and approval models, while strengthening our collection procedures in order to mitigate the risks associated with this business growth. For the year ended December 31, 2019, our loan portfolio was Ch$30,033,272 million, which represented a 7.5% annual increase as compared to the Ch$27,926,632 million we recorded as of December 31, 2018. Our allowances for loans losses increased 10.9% from Ch$585,378 million in 2018 to Ch$649,233 million in 2019, mainly attributable to the social unrest that took place in Chile during the fourth quarter of 2019, which led to deteriorated risk profiles of both individuals and companies, resulting in increased forward-looking expected credit losses. As a result, our risk-index ratio (allowances for loan losses to total loans) increased from 2.10% in 2018 to 2.16% in 2019.

Our loan portfolio may not continue to grow at the same or similar rates as it has in the past.

Double-digit loan growth during the decade ending in 2013, particularly fostered by increased banking penetration of (i) lower and middle income segments and (ii) small and medium-sized companies resulted in a marked expansion in consumer, mortgage and commercial loans in the Chilean banking industry. However, the deceleration of the local economy from 2013 to 2017 and the introduction of diverse reforms on general matters, including both banking and non-banking rules, have threatened both the industry’s pace of growth and banking penetration rate, leading to an overall decline in private investment (capital expenditures) and deteriorated consumer confidence and business sentiment, as evidenced by the indices (Indice de Percepción Económica de los Consumidores (“IPEC”) and Indice Mensual de Confianza Empresarial (“IMCE”)) used by the Central Bank. This trend seemed to shift by the end of 2018, reflected by an economic recovery led by a rebound in investment spending and GDP growth of 4.0%. This supported a stronger demand for commercial loans and an 11.9% annual growth of total loan balances managed by the Chilean banking industry as a whole. Also, in the five years ended December 31, 2018, the loan portfolio of the Chilean banking industry grew at a CAGR of 8.5%.

In 2019, however, GDP recorded only a moderate annual expansion of 1.1%. During the first three quarters of 2019, the Chilean economy underperformed in comparison with its growth potential, but by the third quarter, it seemed that the economy was retaking a healthy pace of growth. However, that growth pattern was more than offset by the effect of social unrest that started in Chile on October 18, 2019, which resulted in several protests and upheavals causing severe damage to public and private infrastructure, transport disruptions, temporary interruption of certain economic activities and significant deterioration of both consumer confidence and business sentiment. Accordingly, in the fourth quarter of 2019, the local economy recorded a contraction of 2.1%. In spite of this subdued performance, the loan portfolio managed by the banking industry increased by 10.0% in nominal terms in 2019, mainly due to the sustained growth in residential mortgage loans disassociated from economic dynamics and encouraged by both historically low interest rates and strong housing demand. In turn, commercial loan balances also grew, but mainly as a consequence of the effects of the sharp depreciation of the Chilean peso on U.S. dollar denominated loans during the fourth quarter of 2019. Also, consumer loans moderately increased by 1.1%, reflecting the slowdown in private consumption for the economy as a whole. Given the cyclical nature of the banking business, many factors could adversely affect the growth rate of the industry and, therefore, the expansion of our loan portfolio including, but not limited to: (i) a slowdown or negative GDP growth, (ii) changes in household or investment spending, (iii) changes in banking customers’ behavior, and (iv) any effect related to social trends, social unrest, pandemics or any event affecting the growth potential of the Chilean economy. Similarly, this could affect our credit quality indicators causing us to establish higher allowances for loan losses. For more information, see “Item 4. Information on the Company—Regulation and Supervision” and “Item 4. Information on the Company—Selected Statistical Information.”

Restrictions imposed by regulations may constrain our operations and thereby adversely affect our financial condition and results.

We are subject to regulation by the Financial Market Commission (“CMF”). In addition, we are subject to regulation by the Central Bank with respect to certain matters, including liquidity management, among others. See “Item 4. Information on the Company—Regulation and Supervision.”

The CMF was established in January 2018 pursuant to Law No. 21,000 and replaced the Superintendency of Securities and Insurance (“SVS”). Following Law No. 21,130 (Modernization of Banking Legislation) in June 2019, the former banking supervisor (the “Superintendency of Banks and Financial Institutions” or “SBIF”) merged into the CMF, and all the powers previously vested in the SBIF were transferred to the CMF. Accordingly, the CMF currently oversees the Chilean Financial Market (comprised of publicly traded companies, insurance companies, insurance brokers, mutual funds and investment funds) as well as the Chilean banking industry as a whole and some non-bank lenders.

Pursuant to the Ley General de Bancos (the “General Banking Act”) all Chilean banks may, subject to the approval of the CMF, engage in certain non-banking businesses approved by the law. The CMF’s approval will depend on the risk of the activity and the strength of the bank. Furthermore, the General Banking Act currently imposes on the Chilean banking system a modified version of the capital adequacy guidelines issued by the Basel Committee on Banking Regulation and Supervisory Practices (the “Basel Committee”) and limits the discretion of the CMF to deny new banking licenses.

On October 3, 2018, the Chilean Congress passed modifications to the General Banking Act in diverse topics, including the adoption of Basel III guidelines for the Chilean banking industry. These modifications were enacted in Law No. 21,130 on December 27, 2018 and subsequently published on January 12, 2019. This law addresses four main topics aimed at modernizing the Chilean banking framework by means of:

(i)	Adopting the Basel III Guidelines, considering a phased-in transition from Basel I to be completed four years after the new specific banking framework is issued by the regulator. Specific Basel III ruling was expected to be completely issued by July 2020, after which the new regulatory framework would have become effective in December 2020, when the phase-in period was scheduled to start. Nevertheless, in light of the coronavirus (“COVID-19”) outbreak in Chile, on March 30, 2020 the CMF announced the introduction of certain modifications to the Basel III initial implementation schedule. In summary, the CMF decided to postpone the beginning of Basel III requirements associated with risk-weighted assets from December 2020 to December 2021. Similarly, the phase-in periods for systemic and conservation buffers, were delayed by one year, now starting in December 2021. However, the systemic buffer will start at zero in December 2021, which could gradually increase overtime. Also, regulatory capital adjustments were postponed one year, now starting in December 2022. Nonetheless, the CMF stated that all the specific regulations related to Basel III will be issued no later than December 2020, as originally scheduled, although the period for public comment may be extended. For more information, see “Item 5. Operating and Financial Review and Prospects—Recent Developments.”

(ii)	Introducing changes to the local regulator’s corporate governance, such that all the powers currently vested in the former regulator (SBIF) were transferred to the CMF. The former SBIF merged into the CMF in June 2019.

(iii)	Reforming the resolution regime for Chilean banks in the case of insolvency.

(iv)	Introducing changes in relation to confidential information of banks’ customers, among others topics.

Following the phase-in period set by the law, the former SBIF merged into the CMF in June 2019. Subsequently, the new regulator has a period of 18 months, until December 2020, to issue the specific regulation for the implementation of Basel III. Prior to that date, no additional capital requirements to those currently in force (Basel I) will be imposed on local banks. Between June 2019 and April 2020, the CMF has published seven specific regulations addressing Basel III matters for public comment, including: (i) a methodology for determining systemically important banks or groups of banks, (ii) a standardized methodology for determining operational risk-weighted assets of banks, (iii) the guidelines for calculation of regulatory capital for banks, (iv) a framework for determination of credit risk-weighted assets for banks under both a standardized methodology and internal models, (v) additional requirements of common equity Tier 1 capital for banks, (vi) a framework for the calculation of leverage ratio, and (vii) conditions for the issuance of financial instruments representing additional Tier I capital or Tier II capital, to be computed as part of total regulatory capital. Final regulations have yet to be published, while some other significant rules are still in the process of being released for public comment. These regulations include: (i) methodologies for calculation of market risk-weighted assets, (ii) a methodology to activate or deactivate countercyclical buffer, which should be defined by the Central Bank and monitored by the CMF, (iii) specifications regarding the imposition of other-than-capital requirements for systemically important banks, such as reserve requirements and interbank loans, among others, and (iv) Pillar II requirements (if any), among other topics. Since we have no certainty regarding the limits that will be finally imposed by the CMF to the banking industry, and on us in particular, either in terms of potential capital buffers or the calculation of risk-weighted assets, we cannot assure you that our profitability will not be impacted by actions we may take in order to fulfill new regulatory thresholds. For more information, see “Item 4. Information on the Company—Regulation and Supervision—Modifications to the General Banking Act.”

During 2015, the Central Bank published a final version of new liquidity standards for local banks, based on Basel III guidelines. The CMF is the institution empowered to put these guidelines into practice and monitor them on an ongoing basis. Subsequently, the regulator released a new set of liquidity requirements for banks (Circular No. 3,585) on July 31, 2015, which established reporting requirements for local banks with respect to management and measurement of banks’ liquidity position. As a result, since 2016, banks have been required to report and monitor liquidity ratios, such as Liquidity Coverage Ratio (“LCR”) and Net Stable Funding Ratio (“NSFR”), for information purposes only. Nonetheless, on May 4, 2018 the Chilean Central Bank published for comment an amendment to Chapter III.B.2.1 of Compendio de Normas Financieras (the Compendium of Financial Norms), focused on proposing a minimum requirement for the LCR, considering a phase-in period of five years, starting at 60% in 2019 and reaching the final limit of 100% in 2023 (with annual increments of 10% between 2019 and 2023). Given the phase-in period established for the LCR limit, we do not see any significant impact on our financial condition, results of operation or profitability in the medium term. Nevertheless, we cannot assure whether any other new liquidity requirements, if any, will have a material adverse effect on us. It is important to note that in light of the situation caused by the COVID-19 outbreak, the Central Bank announced the possibility of temporarily easing certain liquidity requirements, particularly associated with 30-day and 90-day cash flows mismatches, while stating that LCR limits could also be temporarily softened during the duration of the pandemic. For more information on liquidity matters, see “Item 4. Information on the Company—Regulation and Supervision—Liquidity Risk Regulations” and “Item 5. Operating and Financial Review and Prospects—Recent Developments.”

As for credit risk allowances, on December 30, 2014, the former SBIF published a set of amendments to the regulations on allowances for potential loan losses. The amendments established a standardized method for calculating loan loss provisions for residential mortgage loans, based on past due behavior and loan-to-value ratios. They also provided new and more precise definitions for impaired loans and new requirements to remove loans from such portfolios. This set of rules also addressed the future possibility of implementing standardized credit risk provisioning models for consumer and commercial loan portfolios, evaluated on a grouped basis. The new amendments also introduced changes to the treatment of provisions related to factoring loans and guarantors. This new set of rules went into effect on January 1, 2016 and had no material impact on our results prepared under both IFRS and Chilean GAAP for the years ended December 31, 2018 and 2019. Notwithstanding the above, it is important to note that in January 2018, the former SBIF published for comment a set of amendments to the provisioning rules for commercial loans evaluated on a grouped basis. Following this announcement, on July 6, 2018 the former SBIF published the final amendments to the provisioning rules for commercial loans evaluated on a group basis, which established standardized models for leasing loans, student loans and other commercial loans (not included in the former categories). In addition, the new set of rules also addressed other topics related to loan provisioning. The new provisioning criteria went into effect in July 2019 and had no material impact on our results of operations under both Chilean GAAP and IFRS. Nevertheless, we cannot rule out that future changes in the provisioning rules for other types of loans or related definitions will not affect our results under IFRS or Chilean GAAP, as applicable.

Additionally, the Chilean Government has focused on matters related to consumer protection in recent years. Since 2010, several legal and administrative regulations have been amended and revoked in order to strengthen consumer protection and the relationship between financial institutions and their customers.

Since January 2017, the Chilean Congress has considered and discussed a bill that modifies the current framework regarding liabilities for payment service providers (such as banks) and for customers of such services, in cases of fraudulent transactions carried out with credit or debit cards, including those by electronic means. This bill establishes that funds charged to credit or debit cards for transactions, that are not recognized by the customer, must be returned to the cardholder’s account. Further, this proposed legislation states that, if such unrecognized charged funds are up to an amount of UF 35 (equivalent to Ch$1.0 million as of April 24, 2020), the payment service provider must mandatorily return these funds to the cardholder’s account within five business days. In case of unrecognized charges for amounts over the limit of UF 35, the payment service provider will have an additional term of seven days to return the amounts in excess of UF 35. However, in this case, the payment service provider may retain such excess if it considers to have sufficient evidence to determine that the customer acted fraudulently or with gross negligence, in which case the payment service provider will be required to prove this to the applicable court. Also, this new legislation does not allow payment service providers to offer fraud insurance for such cards. It further establishes obligations for the payment service provider to take adequate measures to protect the payment services in case of unlawful acts, holding them liable for damages caused by security and protection deficiencies in their technological systems through which such services are provided. Accordingly, the bill establishes that certain fraudulent transactions with credit or debit cards and electronic payments (such as forgery of credit or debit cards, sale of forged or stolen cards and/or its data, impersonation of a card/accountholder, etc.) are constitutive of crimes subject to imprisonment penalties and fines up to threefold the amount of the fraudulent transaction. Further, this proposed legislation grants the Chilean Public Ministry (public prosecutors) broad powers to investigate these crimes when they are suspected to be related to organized crime. Discussions within the Chilean Congress, as of the date of this annual report, have concluded. However, before this bill is enacted, it must be further reviewed by the Constitutional Court, given certain matters addressed by it. If this bill is passed and enacted with the current drafting, the new legislation may increase litigation and related costs, raising thresholds and evidentiary standards to determine the liability of the customer, as banks will bear the burden of proof for fraud and gross negligence from customers in certain cases. Furthermore, we cannot assure that this bill will not have an adverse effect in the banking industry or on Banco de Chile if it is passed, particularly in cases of electronic fraud, where we may have the legal obligation to pay compensation for damages to customers.

In addition, there are several bills modifying matters related to loans and credit products, such as interest rate ceilings, prepayment fees and the possibility of capitalizing interests. These bills have been recently introduced by members of the Chilean Congress during the last months and include an array of amendments from different perspectives. In addition, in the context of the COVID-19 outbreak, the Chilean Congress is currently discussing bills aiming to ease the financial burden of certain banking borrowers, such as SMEs and individuals. One of these bills proposes to suspend six credit-related installments for consumer and mortgage loans by postponing these payments to the end of the liability, bearing no additional interests. Since all of these bills are currently at early stages in the Chilean Congress, there is no certainty whether any or all of them will be further discussed or not, and as to when or how these bills could change the current regulatory framework. Therefore, we cannot determine or assure you whether they will materially affect our results of operations in the future.

Also, since September 2019, the Chilean Congress has been discussing a bill presented by the Chilean Finance Ministry, known as “Financial Portability”, which aims to simplify the bank switching process for individual customers and SMEs of certain products, while also reducing the costs and time associated with the process. In summary, all banking customers holding: (i) a savings account, (ii) a demand account, (iii) electronic checks, (iv) a line of credit, (v) credit or debit cards, (vi) time deposits, (vii) mutual funds, (viii) consumer loans, (ix) auto-finance loans, (x) residential mortgage loans, or (xi) a combination of these products, will be able to transfer such services to other financial service providers in order to improve the financial terms of any banking product or a group of products, such as interest rates, tenors and related benefits. The bank switching process will be managed by the provider receiving the new customer. After certain modifications introduced to the bill, it was passed by the Congress Lower House on October 29, 2019 and is currently being analyzed by the Upper House. The bill could attract new customers for us, but may also cause us to lose current ones. As such, while the commercial and financial effects of the bill are still unknown, it is expected to produce higher administrative expenses in order to address a faster switching process, whereas the financial impact could be associated, but not limited to, (i) a decrease in net interest margin, (ii) lower income from fees and commissions, and (iii) a customer base reduction, among others. Still, at this point it not possible to determine the full future extent of this bill’s impact on our results of operations, if enacted.

From the taxation perspective, on August 23, 2018 the Chilean Government sent a bill to the Chilean Congress, which was intended to modernize the Chilean tax system. The Congress, in conjunction with the Government, introduced certain modifications to the original bill, which was passed by the Congress in January 2020 and enacted on February 24, 2020 (Law No. 21,210). For more information, please see “Item 4—Information on the Company—Regulation and Supervision—Amendments to the Reform that Modified the Chilean Tax System” and “Item 10—Additional information—Taxation—Chilean Tax Considerations.”

Lastly, we cannot assure you that regulators will not impose more restrictive limitations in the future on the activities of banks, including us, than those that are currently in effect. Any such change in terms of capital adequacy, liquidity, credit risk provisioning, consumer protection, bankruptcy and taxation, among other matters, could have a material adverse effect on our results of operations or financial condition in a fashion that we cannot determine in advance. For more information, see “Item 4. Information on the Company—Regulation and Supervision.”

Modifications to reserve requirements may affect our growth capacity and margins.

According to the local banking regulation, demand deposits and time deposits are subject to reserve requirements of 9.0% and 3.6% (with terms of less than one year), respectively. However, the Central Bank is entitled to require banks to maintain reserves of up to 40.0% for demand deposits and up to 20.0% for time deposits, to the extent needed for monetary policy purposes. In addition, if the aggregate balance of demand deposits and other demand accounts (e.g., deposits in current accounts, other demand deposits or obligations payable on demand and incurred in the ordinary course of business, saving deposits that allow unconditional withdrawals that bear a stated maturity, and other deposits payable immediately unconditionally) held by a bank exceeds 2.5 times its regulatory capital, that bank is required to set a technical reserve equivalent to the full amount of the excess. In this regard, as part of the implementation of Basel III, the CMF has proposed that systemically important banks could be subject to additional technical reserve requirements, since the threshold of 2.5 times the regulatory capital could be reduced to 1.5 times, under approval of the Central Bank. Even though the conditions to set this additional requirement have yet to be revealed by the local regulator, we cannot assure you that we will not be subject to such requirement in the future, which in turn could impact our capacity to afford balance sheet growth and could have a material adverse effect on our net interest margin.

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

In this regard, IFRS 16 “Leases” became effective on January 1, 2019. This standard modifies accounting models associated with an entity’s role as lessee or tenant in terms of the recognition of assets and liabilities for all leases existing on January 1, 2019. The adoption of IFRS 16 had no material impact on our results of operations or financial condition for the year ended December 31, 2019. For more information, see Note 4 to our audited consolidated financial statements as of and for the year ended December 31, 2019 appearing elsewhere in this annual report.

Currently, we cannot assure you that future changes in financial accounting and reporting standards will not substantially affect our results of operations or performance indicators, as we do not know the extent of future standards.

Increased competition and industry consolidation may adversely affect our operations.

The Chilean market for financial services is highly competitive. We compete with Chilean and foreign banks, with Banco del Estado de Chile, which is state-owned, and with other providers of financial services that are not part of the banking industry. In addition, the retail segment (which encompasses individuals and small and medium-sized companies) has become the target market of several banks, since banking penetration is still in progress in Chile, particularly in this segment. Accordingly, competition within this market is increasing as banks are continuously incorporating new and tailored products and services, while striving to improve service quality. Further, following the new rules issued in the last years by our regulator, the processing and merchant acquiring services for credit and debit cards (particularly related to new acquirers) may now be accomplished through a four-party mechanism, as done in some developed economies. This model facilitates the entry of new players. As of the date of this annual report, most merchant acquiring services are provided in Chile by Transbank S.A. (of which we held a 26.16% direct ownership as of December 31, 2019), whereas some competitors have already begun to implement this new four-party model for their own business. As a result, net interest margins (once deducted provisions for loan losses) or fee-based income in these sub-segments could decline over time.

We also face increasingly significant competition from non-banking competitors in some of our credit products, especially credit cards and installment loans, including large department stores, private compensation funds and saving and credit cooperatives. In addition, we face competition from other types of lenders, such as non-banking leasing, crowdfunding, factoring and automobile financing companies, especially in credit products, mutual funds, pension funds and insurance companies within the market for savings products and mortgage loans. Likewise, other non-traditional providers of financial services have emerged over the last years, such as e-commerce, fintech companies, Telecom companies, like internet and mobile phone providers, that may set and provide offerings, in the form of temporary financing, directly to their customers. Some of these companies may have more resources than us, including larger customer bases, stronger brand recognition and more effective marketing tools. They may also adopt more aggressive pricing, while devoting significant resources to technology, infrastructure and marketing. Some of these non-banking competitors are not regulated by the CMF for purposes of banking supervision. Therefore, they are not subject to the same specific solvency or liquidity requirements, among other requisites, as banks are. Nevertheless, banks continue to be the main suppliers of leasing, factoring and mutual fund management, directly or indirectly through subsidiaries, while growing quickly in insurance brokerage services. However, we cannot assure you that this trend will continue in the future.

Likewise, we are aware that new competitors may enter the market, or existing competitors may innovate their services and strategies to improve the quality of services rendered to their customers. If we fail to effectively anticipate or adapt to new trends in the financial services industry trends, including changes in distribution channels, introduction of emerging technologies, changes in customer behavior or adaption of the kinds of services offered to them, our business may be adversely affected. In addition, new technologies, including cryptocurrencies and payment systems, may result in substantial expenditures to adapt and update our existing products and services as we continue to grow our internet and mobile banking capabilities.

Also, in the past, increasing competition within the Chilean banking industry has been accompanied by a consolidation wave and the entry of international players in to the system through multiple mergers and acquisitions. These trends have continued and resulted in the creation of larger and stronger banking conglomerates, offering a wide range of products and services and targeting most of the segments in the Chilean banking market. These dynamics may adversely impact our results of operations as they may translate into higher interest rates paid on deposits and lower interest rates earned on loans, resulting in decreased net interest margins.

For more detail regarding past and recent changes in the Chilean banking industry see “Item 4. Information on the Company—Business Overview—Competition.”

Our exposure to certain segments of the retail market could lead to higher levels of total past due loans and subsequent charge-offs.

Although we have historically been focused on wholesale banking, over the last years we have continued to reorient our commercial strategy to increase penetration of the retail banking segment. In fact, according to our management information systems, the share of the retail banking segment in our total loan book has increased from 53.6% in 2014 to 63.8% in 2019. Although this trend has been associated with expansion in middle and higher income personal banking, our retail banking segment is also composed of small and medium-sized companies (approximately 13.8% of our total loan book as of December 31, 2019, which consists of companies with annual sales of up to ~Ch$2,000 million) and, to a lesser extent, of lower-income individuals (approximately 2.3% of our total loan book as of December 31, 2019, which consists of individuals with monthly incomes ranging from Ch$180,000 to Ch$500,000). Since these customers are likely to be more severely affected by adverse developments in the Chilean economy than large corporations and higher-income individuals, we may be exposed to higher levels of past due loans and subsequent write-offs in the future, which could result in materially higher allowances for loan losses that could adversely affect our results of operations.

As of December 31, 2019, our past due loans (loans 90 days or more past due) amounted to Ch$418,768 million, which represented a 37.1% annual increase when compared to the Ch$305,530 million recorded in 2018. These figures translated into past due ratios (loans 90 days or more past due over total loans) of 1.09% in 2018 and 1.39% in 2019. According to our management information systems, as of December 31, 2019 our past due loans (loans 90 days or more past due) were composed of 86.6% retail banking 90 days or more past due loans (consumer and residential mortgage loans to individuals, as well as commercial loans to small and medium sized companies) and 13.4% wholesale banking 90 days or more past due loans (commercial loans to large companies and corporations). During the prior fiscal year, our past due loans (90 days or more) portfolio was composed of 93.5% retail banking past due loans (90 days or more) and 6.5% wholesale banking past due loans (90 days or more).

A combination of various market dynamics impacting our segments may affect our past due loans (loans 90 days or more past due) ratio year over year. In fact, for the year ended December 31, 2019, we experienced a moderate annual increase of approximately Ch$76,704 million in past due loans in the retail segment, whereas past due loans (loans 90 days or more past due) in the wholesale banking segment increased by Ch$36,534 million, in each case as compared to 2018. These trends were mainly due to the social turmoil that occurred in Chile at the end of 2019, which reduced productive or income-generating capacity, as well as disrupted many economic sectors’ distribution networks because of long-standing protests and upheavals. In light of these dynamics, the economy contracted 1.8% in the fourth quarter of 2019, and shortly after, the quality of jobs decreased significantly, as reflected by the increase of self-employed workers with lower salaries. Consequently, the payment capacity of some borrowers decreased, particularly those belonging to the retail banking segment (personal banking and SMEs). The trend for the retail banking past due loans (90 days or more) was primarily associated with consumer loans granted to individuals and commercial loans rendered to SMEs, jointly explaining 80.7% of the total increase in the retail banking segment. On the other hand, in the wholesale banking segment, some companies, particularly those participating in the middle market segment, such as retailers and some large companies, experienced a deterioration of their financial condition as a result of the social unrest, suffering significant decreases in their turnover causing working capital constraints. As a result, past-due ratios (90 days or more past-due loans over total loans) increased from 1.66% in 2018 to 1.89% in 2019, and from 0.17% in 2018 to 0.53% in 2019, in the retail banking and the wholesale banking segment, respectively.

Although the unpredictability of certain social developments, international events such as the COVID-19 market fluctuations and changes to macroeconomic indicators may affect our diverse customer segments, we cannot assure you that we will be able to maintain a balanced risk-return equation if global or local economic conditions deteriorate in the future. In this regard, economic recessions, social turmoil or market volatility could adversely affect the financial condition of our borrowers, which could translate into an increase in our non-performing loans, impair our loan portfolio and result in lower demand for our loans. Any of these trends could have a material adverse effect on our business, financial condition and results of operations.

For more information on past due loans, see “Item 3. Key Information—Risk Factors—Risks Relating to our ADSs— Developments in international financial markets may adversely affect the market price of the ADSs and shares,” “Item 3. Key Information—Risk Factors—Risks Relating to our ADSs— COVID-19 or any other pandemic disease and health events will affect both the global and the Chilean economy, our business or results of operations and could affect our financial condition” and “Item 4. Information on the Company—Selected Statistical Information—Analysis of Substandard and Past due Loans.”

Our results of our operations are affected by interest rate volatility and inflation.

Our results of our operations depend greatly on our net interest income, which represented 68.4% of our total operating revenues in 2019. Changes in nominal interest rates and inflation could affect the interest rates earned on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities, resulting in net income reduction. Inflation and interest rates are sensitive to several factors beyond our control, including the Central Bank’s monetary policy, deregulation of the Chilean financial sector, local and international economic developments and political conditions, among other factors. In addition, changes in interest rates affect securities and other investments or assets that are recorded at fair value and are therefore exposed to potential negative fair value adjustments. Any volatility in interest rates could have a material adverse effect on our financial condition and results of operations.

The average annual short-term nominal interest rate in Chile for 90 to 360 day deposits received by Chilean financial institutions was 3.03% in 2017, 2.97% in 2018 and 2.72% in 2019. The average long-term nominal interest rate based on the interest rate of the Central Bank’s five-year bonds traded in the secondary market was 3.73% in 2017, 4.07% in 2018 and 2.95% in 2019. As of March 31, 2020, rates paid by Chilean banks on 90 to 360 day deposits averaged 2.06% on a year-to-date basis. As of the same date, rates of the Central Bank’s five-year Chilean peso denominated bonds averaged 2.90%.

Inflation in Chile has been moderate in recent years, especially in comparison with periods of high inflation experienced in the 1980s and 1990s. High levels of inflation in Chile could adversely affect the Chilean economy, consumer purchasing power, household consumption and investment in machinery and equipment and, therefore, the demand for financing and our business. The annual inflation rate (as measured by annual changes in the CPI and as reported by the Chilean National Institute of Statistics) during the last five years and the first three months of 2020 was:

Year	Inflation (CPI Variation)
2015	4.4
2016	2.7
2017	2.3
2018	2.6
2019	3.0
2020 (through March 31)	1.4%

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

For more information, see “Item 3. Key Information—Risk Factors—Risks Relating to our ADSs— Developments in international financial markets may adversely affect the market price of the ADSs and shares,” “Item 3. Key Information—Risk Factors—Risks Relating to our ADSs— COVID-19 or any other pandemic disease and health events will affect both the global and the Chilean economy, our business or results of operations and could affect our financial condition,” “Item 5. Operating and Financial Review and Prospects—Operating Results—Overview—Inflation” and “Item 5. Operating and Financial Review and Prospects—Operating Results—Overview—Interest Rates.”

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

We are also subject to model risk since the valuation of financial instruments relies on models and inputs, which, in some cases, are not observable. Accordingly, computed values for securities and financial instruments may be inaccurate or subject to change, since the inputs used for specific models may be unavailable, particularly for illiquid assets or under scenarios of financial turmoil. In these cases, we will make assumptions and judgments in order to establish the fair value of certain instruments, which involves uncertainty and may translate into inaccurate estimates of actual results.

In this regard, the replacement of certain market indices or benchmarks extensively used by financial markets and practitioners for valuation purposes, such as interest rates or foreign exchange rates indices, could also impact the accuracy of the estimates we include in our financial statements. In fact, on July 27, 2017, the Chief Executive of the United Kingdom Financial Conduct Authority (FCA), which regulates the London interbank offered rate (“LIBOR”), announced that the FCA will no longer persuade or compel banks to submit rates for the calculation of the LIBOR benchmark after 2021. This announcement not only indicates that LIBOR may cease to be calculated, but this could also produce changes in the LIBOR rate as we currently know it, affecting its precision or comprehensiveness when representing the worldwide fixed-income market. This reform and other similar changes may result in various risks for the financial and banking business, including but not limited to: (i) risk management, financial and accounting risks arising from market risk models and from valuation, hedging, discontinuation and recognition of financial instruments linked to benchmark rates; (ii) pricing risks arising from how changes to benchmark indices could impact pricing mechanisms on some instruments; (iii) communication risks arising from misunderstandings with customers or counterparties; (iv) the possibility that a limited number of transactions do not contemplate a LIBOR fallback provision; and (v) the necessity of adapting current IT systems, trading platforms, financial reporting infrastructure and clearing processes, among others. The implementation of alternative benchmark rates is still in progress and may have an adverse effect on our business, results of operations or financial condition that we are unable to determine in advance. As of December 31, 2019, we had on-balance and off-balance contracts with maturity after 2021 that used LIBOR as a benchmark. Most of them have interests paid in LIBOR or are valued by using LIBOR as the prevailing discount rate, including derivatives, loans and master agreements. Furthermore, we may face a risk of litigation, disputes or other actions from clients, counterparties, customers, investors or others regarding the interpretation or enforcement of related provisions or if we fail to appropriately communicate the effect that the transition to alternative benchmark rates will have on existing and future products. Although we expect to adapt our valuation processes, IT infrastructure and pricing systems as new information arises, we can neither assure you nor calculate the impact this could have on our business and results of operations, if any.

At this time, it is not possible to predict the overall effect (including financial impacts) of any such reforms and changes, any establishment of alternative reference rates or any other reforms to these reference rates that may be enacted, including the potential or actual discontinuance of LIBOR publication, any transition away from LIBOR or ongoing reliance on LIBOR for some legacy products.

The main accounting items subject to risk of incorrect valuation include impairment of loans to customers and advances to banks, valuation of fixed-income securities and financial derivatives held for trading, valuation and impairment of financial assets measured at fair value through other comprehensive income, and deferred tax assets and provisions for liabilities, among others. If our judgment, assumptions or models used in valuing these items are inaccurate, there could be a material effect on our results, funding requirements and capital ratios.

Market turmoil could result in material negative adjustments to the fair value of our financial assets, which could translate into a material effect on our results or financial condition.

Over the last decade worldwide financial markets have been subject to stress that has resulted in sharp temporary changes in interest rates and credit spreads. We have material exposures to debt securities issued by the local government and the Central Bank and other fixed-income investments in securities issued by local and foreign issuers. All of these are booked at fair value with direct impact on our profit and loss statement or in other comprehensive income. Therefore, these positions expose us to potential negative fair value adjustments in the short or medium term and to impairments in the long term, due to dramatic and unexpected changes in short- or long-term local and foreign interest rates and credit spreads. Any of these factors could have a material adverse effect on our results of operations and financial condition.

See also “Item 3. Key Information—Risk Factors—Risks Relating to our ADSs— Developments in international financial markets may adversely affect the market price of the ADSs and shares” and “Item 3. Key Information—Risk Factors—Risks Relating to our ADSs— COVID-19 or any other pandemic disease and health events will affect both the global and the Chilean economy, our business or results of operations and could affect our financial condition.”

Operational problems, errors, criminal events or terrorism may have a material adverse impact on our business, financial condition and results of operations.

As all large financial institutions, we are exposed to many operational risks, including the risk of fraud by employees and outsiders, failure to obtain suitable internal authorizations, failure to properly document in-person and online transactions, equipment failures, mistakes made by employees and natural disasters, such as earthquakes, tsunamis, wildfires and floods. We could also be affected by operational disruptions associated with intentional or unintentional mass employee absence due to social unrest, demonstrations, street riots (such as the one witnessed since October 2019), transportation services interruptions and massive epidemic or pandemic outbreaks, such as COVID-19, among others. Furthermore, we may be exposed to criminal events, terrorist attacks or rioting that could result in physical damage to our buildings (including our headquarters, offices, branches and ATMs) and/or injury to customers, employees and others. Although we maintain a system of operational controls composed of both trained staff and world-class technological resources that have been enhanced over the last years, as well as comprehensive contingency plans and security procedures, there can be no assurances that operational problems, errors, criminal events or terrorist attacks will not occur and that their occurrence will not have a material adverse impact on our results of operations, financial condition and the value of our shares and ADSs.

Cybersecurity events could negatively affect our reputation or results of operations and may result in litigation.

We have access to large amounts of confidential financial information and hold substantial financial assets belonging to our customers as well as to us. In addition, we provide our customers with continuous online access to their accounts. Customers have the ability to transfer substantial financial assets in Chile and abroad through electronic means, while purchasing goods or withdrawing funds with credit and debit cards issued by us. Among the most significant cyber-attack risks that we are constantly facing are internet fraud and loss of sensitive information, both from our customers and ourselves. In particular, loss from internet fraud occurs when cyber criminals extract funds directly from clients’ or our accounts using fraudulent schemes that may include internet-based fund transfers. We are also exposed to cyber-attacks, hacking and other cybersecurity incidents in the normal course of business. Thus, as a financial institution, we are under a constant threat of suffering losses due to these reasons. In addition, our risk and exposure to these matters remains heightened because of the evolving nature and complexity of these threats from cybercriminals and hackers, our plans to continue to provide and enhance our internet banking and mobile banking channels, and our plans to develop additional remote connectivity solutions to serve our customers. Accordingly, cybersecurity is a material risk for us.

There has recently been an increased level of attention focused on cyber-attacks against large corporations that include, but are not limited to, obtaining unauthorized access to digital systems for purposes of misappropriating cash, other assets or sensitive information, corrupting data or causing operational disruptions. Cybersecurity incidents, such as computer break-ins, phishing, identity theft and other disruptions, could negatively affect the security of information stored in and transmitted through our computer systems and network infrastructure. Subsequently, this may result in significant liability to us in excess of insurance coverage, which may carry low coverage limits, and may cause existing and potential customers to refrain from doing business with us. Additionally, cyber-attacks on our network or other systems could have a material adverse effect on our business and results of operations due to financial losses, losses of sensitive information, interruption or delays in our business and operations, regulatory fines, reimbursement or other compensation costs, compliance costs and reputational damage, among other things.

On May 24, 2018, we suffered a cybersecurity incident by international cybercriminals involving the theft of funds that subsequently resulted in an operational write-off of approximately Ch$6,900 million (or U.S.$9.9 million). The incident also caused temporary interruptions to some of our operations, which during a short period of time affected the quality of certain services provided to our customers. Following the incident, we took immediate action to effectively contain and eradicate any disruption in our operations. At the same time, we took appropriate measures to recover the stolen funds. In spite of this incident and the temporary damage to our IT infrastructure, we were able to deploy a contingency plan, which allowed us: (i) to maintain the continuity of our operations and customer assistance in branches and through remote channels, (ii) to take immediate measures in order to assure that our customers’ funds were absolutely secured, and (iii) to comply with our short-term financial commitments with third parties and customers based on liquidity management. For more information on the incident, see “Item 5. Operating Results—Results of Operations for the Years Ended December 31, 2016, 2017 and 2018—Other Income (Loss), Net”, “Item 5. Operating Results—Results of Operations for the Years Ended December 31, 2016, 2017 and 2018—Operating Expenses” and “Item 4. Information about the Company— Our Business Strategy—Operating Efficiency and Productivity” in our annual report on Form 20-F for the year ended December 31, 2018 filed with the SEC on April 26, 2019.

Furthermore, in line with the enhancements in our cybersecurity standards that were performed during the last years, and to further improve our protections against events such as the one that occurred in May 2018, we have made significant efforts and taken steps to enhance our data security and IT infrastructure, including the purchase of protection systems and world-class infrastructure, among others. We reinforced our organizational structure and replaced our former Technological Security Area with our Cybersecurity Division in June 2018, whose main role is to be the first line of defense and be in charge of mitigating and managing cybersecurity threats, while at the same time improving cybersecurity policies, spreading related knowledge among our bank and customers and developing competences that all our employees must possess on this regard.

In 2019, we continued to enhance our cybersecurity protocols and infrastructure by improving security in our networks, servers, workstations and digital applications. Similarly, we put significant efforts in to enhancing access-control to our networks by using technological solutions and specialized software, while simultaneously improving our capabilities on detection and management of high-risk threats. Also, based on our efforts to change our staff’s culture on cybersecurity matters, we were able to timely detect and block phishing attempts targeting clients and non-clients. For more information, see “Item 4. Information on the Company— History and Development of the Bank—History—Technological Projects”. However, notwithstanding every measure taken to address cybersecurity matters, and although we have not experienced any material losses relating to this incident and are currently performing our best efforts to prevent them, we cannot assure you that we will not suffer additional losses in the future related to these kinds of events.

The occurrence of any cyber-attack or information security breach could result in material adverse consequences to us, including damage to our reputation and the loss of customers. We could also face litigation or additional regulatory scrutiny. Litigation or regulatory actions in turn could lead to significant liability or other sanctions, including fines and penalties or reimbursement of customers adversely affected by this security breach. As mentioned above, although we did not suffer any material adverse effects as a result of the May 2018 cyber-attack, successful attacks or systems failures at our bank or at other financial institutions could lead to a general loss of customer confidence in financial institutions, including us.

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

Our current credit ratings determine the cost and the terms upon which we are able to obtain funding in the ordinary course of business. Rating agencies regularly evaluate us by taking into account diverse factors, including our financial strength, the business environment and the economic backdrop in which we operate. Thus, methodologies used by rating agencies evaluate Chile’s sovereign debt ratings when determining our ratings. During 2019, Standard & Poor’s Ratings Service (“S&P”), Fitch Ratings Service (“Fitch”) and Moody’s Investors Service (“Moody’s”) did not change Chile’s sovereign credit rating by keeping it at A+, A and A1, respectively. Also, Moody’s maintained its outlook on Chile’s sovereign credit rating as stable, whereas in March 2020 and April 2020 Fitch and S&P, respectively, revised the outlook for Chile’s sovereign credit rating from stable to negative. Similarly, as of the date of this annual report, S&P and Moody’s maintained our credit rating for unsecured long-term debt at levels of A and A1, respectively. Nonetheless, given the potential effects of COVID-19 on the Chilean economy and the banking activity, in conjunction with the slowdown evidenced by the Chilean economy since the social turmoil, both S&P and Moody’s changed their outlook on us from stable to negative at the beginning of April 2020. In addition, Moody’s applied a one-notch reduction to our baseline credit assessment, resulting in an equal adjustment to our subordinated debt rating, whereas our unsecured long-term debt rating remained unchanged at A1. It is important to note that both credit rating agencies revised other local banks downwards due to the deterioration suffered by the local economy over the last six months. While Chile’s current long-term debt credit ratings remain investment grade, these credit ratings may deteriorate further and adversely affect our credit rating.

Any downgrade in our debt credit ratings could result in higher borrowing costs for us, while requiring us to post additional collateral or limiting our access to capital markets. All of these factors could adversely impact our commercial business by affecting our ability to: (i) sell or market our products, (ii) obtain long-term debt and engage in derivatives transactions, (iii) retain customers who need minimum ratings thresholds to operate with us, (iv) maintain derivative contracts that require us to have a minimum credit rating and (v) enter into new derivative contracts, which could impact our market risk profile, among other effects. Any of these factors could have an adverse effect on our liquidity, results of operations and financial condition.

Due to the recent volatility in the financial markets and concerns about the soundness of developed and emerging economies, as well as the still unpredictable effects of COVID-19 on the global and the local economies, we cannot assure you that rating agencies will maintain our and Chile’s sovereign debt current ratings and outlooks.

As a financial institution, we are subject to reputational risk that could materially affect our results of operations or financial condition.

Corporate reputation is a crucial competitive advantage for us, as it allows us to attract and retain customers, appeal to investors and avoid employee attrition. Also, reputation is a key element in banking since access to funding is driven by the confidence of depositors and the opinion of ratings agencies on the value of our franchise. Therefore, any disreputable event, including employee misconduct, legal proceedings, regulatory sanctions, failure to deliver minimum standards of service quality, failure to comply with regulatory requirements, unethical behavior by our staff or involvement in political issues or public scandals (or gossip related thereto), complaints filed by customers or non-customers and fake news or alleged issues about us or our operations in social media could damage our reputation and produce significant harm to our results of operations or financial condition. Furthermore, our reputation is highly aligned with the reputation of the banking industry in which we participate and, therefore, actions by other providers of financial services or the banking industry as a whole could also harm our own reputation.

Similarly, the ability to manage potential conflicts of interest has become an increasingly important factor for our business given our widespread operations in many economic sectors with diverse third parties. Accordingly, the failure to address –or even the perceived failure to address– conflicts of interest could affect the willingness of customers and investors to work with us, or could lead to legal actions against us. In order to address and avoid these potential events, we are continuously improving our corporate governance standards by detecting potential failures and adopting world-class principles and procedures. Nevertheless, we cannot assure you that we will not face reputational events in the future that could harm our prospects or the value of our franchise. For more information on corporate governance, see “Item 6. Directors, Senior Management and Employees—Board Practices”.

Risks Relating to our American Depositary Shares (“ADSs”)

Our principal shareholders may have interests that differ from those of our other shareholders and their significant share ownership may have an adverse effect on the future market price of our ADSs and shares.

As of April 24, 2020, LQ Inversiones Financieras S.A. (“LQIF”), a holding company beneficially owned by Quiñenco S.A. and Citigroup Chile S.A., holds directly and indirectly approximately 51.15% of the voting rights of our shares. Subject to our bylaws and applicable law, these principal shareholders are in a position to elect a majority of the members of our board of directors and control all matters decided by a shareholder vote, including the approval of fundamental corporate transactions.

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

While our ADSs have been listed on the New York Stock Exchange (the “NYSE”) since the first quarter of 2002, there can be no assurance that an active trading market for our ADSs will be sustained. During 2019, a daily average volume of approximately 89,230 of our American Depositary Receipts (“ADRs”) were traded on the NYSE, according to data provided by Bloomberg. Although our shares are traded on the Santiago Stock Exchange and the Chilean Electronic Stock Exchange, the Chilean market for our shares in Chile is small and somewhat illiquid. As of April 24, 2020, approximately 48.74% of our outstanding shares were held by shareholders other than our principal shareholders, LQIF.

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

Furthermore, the Ley Sobre Sociedades Anónimas No. 18,046 (the “Chilean Corporations Law”) and the Reglamento de Sociedades Anónimas (the “Chilean Corporations Regulation”) require that whenever we issue new common stock for cash, we grant preemptive rights to all of our shareholders (including holders of ADSs) to purchase a sufficient number of shares to maintain their existing ownership percentage. Such an offering would not be possible unless a registration statement under the Securities Act were effective with respect to such rights and common stock, or an exemption from the registration requirements thereunder were available.

We may elect not to make a registration statement available with respect to the preemptive rights and the common stock, in which case you may be unable to exercise your preemptive rights. If a registration statement is not filed, the depositary will sell such holders’ preemptive rights and distribute the proceeds thereof if a premium can be recognized over the cost of any such sale.

Developments in international financial markets may adversely affect the market price of the ADSs and shares.

The market price of our ADSs and shares may be adversely affected by volatility in international financial markets and adverse global economic conditions. The market for Chilean securities and the Chilean economy as a whole are influenced by (i) economic and market conditions in the United States, Europe and certain emerging economies, especially Asian countries, and (ii) economic as well as political developments in Latin American countries. Although economic conditions are different in each country, investors’ reactions to specific issues in one country may affect the financial markets in others, including Chile. Therefore, unfavorable developments in other countries—especially in developed economies and Chile’s main commercial partners—may adversely affect the market price of our ADSs and shares.

By the end of 2019, the global economy appeared to have overcome a long period of turbulence and volatility, which began in 2007 with the subprime mortgage crisis, when many U.S. banks and financial institutions disclosed significant write-downs related to their exposure to mortgage-backed securities and other similar financial instruments. This situation led to significant government intervention for important banks worldwide, bankruptcy for others and active M&A activity to rescue failing banks, maintain investors’ and customers’ confidence and to prevent bank runs. These government actions became less frequent as the U.S. economy started to show signs of recovery. Thus, in December 2015, the U.S. Federal Reserve began to taper its quantitative easing programs undertaken after the subprime crisis and began to gradually increase the marginal standing facility rate from 0.50% in January 2016 to 2.5% in June 2019. However, given the evolution of certain economic indicators and the effects of the United States-China trade war on the U.S. economy, the U.S. Federal Reserve decided to apply subsequent reductions to the federal fund rate starting in July 2019. As a result, the U.S. federal fund rate reached 1.75% in December 2019. Investor sentiment regarding the outlook of the U.S. economy has fluctuated and we cannot assure you that past developments will not occur again in the future or that recent volatility in the international markets will not affect us, including our results of operations and, consequently, the market price of our ADSs and shares.

Additionally, the fiscal condition of many European countries remains weak and doubts about the financial condition of certain European banks arise from time to time. We cannot assure you that volatility in global financial markets due to the uncertainty regarding the fiscal condition of some European countries will not continue and affect the Chilean economy, and consequently, the financial condition and results of operations of the entire Chilean banking system, including us. Accordingly, the price of our ADS could be adversely affected by a new financial turmoil in the Eurozone, political issues, armed conflicts, uncertainty due to terrorism, a slower than expected recovery, or a deterioration in healthier economies.

Furthermore, uncertainty regarding the future of emerging and developed economies continues to be a source of instability worldwide. For example, although the “trade war” between the United States and China, by which both countries seek to revise tariffs on the others’ imported goods, seemed to improve with the first phase of the trade agreement reached between both countries, it continues to be a source of volatility for financial markets from time to time. Also, political and social instability in some Latin American countries like Venezuela, Ecuador, Argentina and even Chile produced migration issues in more stable countries within the region. Moreover, the materialization of Brexit, armed conflicts in the Middle East and Asia, ongoing negotiations between the U.S. and North Korea, the developing conflict between the U.S. and Iran, terrorism, the global migration crisis and waves of populism looming in different countries, illustrate volatile social and political environments that could harm foreign trade and economic growth for both developed and developing countries. These changes may also generate significant volatility in international markets and commodity prices.

Additionally, the slowdown of the Chinese economy has led to increasing volatility in the financial markets in the past, affecting international commodity prices, including copper, which is Chile’s main export. This slowdown could be amplified by the effects of COVID-19, given the quarantine ordered by Chinese authorities in the most affected regions of the country. Due to the importance of copper exports and overall mining activity to Chilean economic growth, a prolonged slowdown in the Chinese economy, a Chinese-U.S. trade war or other developments may drive copper prices down and adversely affect the Chilean economy. Although copper prices have been impacted in early 2020 by the global economic slowdown and fears of the COVID-19 evolution, our exposure to the Chilean mining sector represented only 2.01% as of December 31, 2019 in terms of total loans.

The effect of all these trends on market volatility and the economic outlook of developed countries, emerging economies and Chile’s commercial partners could adversely impact the local economy, the local banking industry and, ultimately, our results of operations, financial condition and the price of our shares and ADS.

COVID-19 or any other pandemic disease and health events will affect both the global and the Chilean economy, our business or results of operations and could affect our financial condition.

Pandemic disease and health events, such as the recent outbreak of the novel strain of COVID-19, have the potential to negatively impact economic activities in many countries, including Chile, with subsequent adverse effects on our results of operations or financial condition.

The outbreak of COVID-19 was first reported on December 31, 2019 in Wuhan, Hubei Province, China. From Wuhan, the disease spread rapidly to other parts of China, as well as other countries, including Chile and the United States, growing into a global pandemic, as declared by the World Health Organization. Since the outbreak began, countries have responded by taking various measures including imposing mass quarantines and medical screenings, restricting travel, limiting public gatherings and suspending certain economic activities. In addition, concerns related to COVID-19 have lowered equity market valuations, decreased liquidity in fixed income markets and created significant volatility and disruption in global financial markets, resulting in the fall of stock prices (including the price of our stock), a trend which may continue. Also, there are other broad and continuing concerns related to the potential effects of COVID-19 on international trade (including supply chain disruptions and export levels), travel, employee productivity, employee illness, increased unemployment levels, securities markets, and other economic activities that may have a destabilizing effect on financial markets and economic activity, particularly for companies in the financial sector. Furthermore, any actions taken by governmental authorities and other third parties in response to the pandemic may negatively impact our business, results of operations and financial condition.

The first case of COVID-19 in Chile was detected on March 3, 2020. As of the date of this annual report, the Chilean Government has taken various measures in order to prepare the country for a mass contagion. However, the peak of contagion is not expected to occur until the end of April 2020. In light of this, various decisions have been made by the Government. On March 18, 2020, a state of catastrophe was declared in the entire country, which, under the Chilean Constitution, enables the President to restrict freedom of movement and gathering, to seize goods (subject to compensation by the State) and limit property rights for the purposes of reestablishing normality and ensuring supply of basic needs. Other measures taken during the state of catastrophe include a partial or total lockdown for some neighborhoods and regions. Likewise, an eventual countrywide lockdown may occur. As a result of a potential partial or total lockdown, any material or extended disruption of our ability to meet our responsibilities to our customers and/or a decrease in demand or use of services from our customers is likely to result in a loss of revenue. Also, many economic sectors have closed or decided to reduce their working hours. Many others continue to operate remotely, utilizing a home office. Only certain businesses necessary to maintain basic supplies, such as pharmacies, banks and supermarkets, remain open during lockdowns.

Further, government measures in order to avoid mass contagion are constantly evolving and future measures are uncertain and cannot be predicted. Consequently, the effectiveness and sustainability of our work from home arrangements and the potential inability to maintain critical staffing in our physical banking facilities may also negatively impact our business and results of operations. Also, the unavailability of personnel and the changes in normal operating procedures could adversely compromise our ability to conduct business generally, operating performance, financial reporting and internal controls. For more information about the current status of COVID-19 in Chile, see “Item 5. Operating and Financial Review and Prospects—Recent Developments”.

From a macroeconomic point of view, the impact of COVID-19 in Chile is uncertain. Initial estimates, revealed in the March Monetary Policy Report authored by the Central Bank, indicate that COVID-19 could result in a Chilean GDP contraction in the range of -2.5% to -1.5% in 2020. Subsequently, the International Monetary Fund forecasted a GDP contraction of up to -4.5% for the Chilean local economy in 2020. However, in the case of a mass lockdown, Chilean GDP is likely to contract in an amount that is not yet possible to estimate. Economic stagnation, contraction and increased unemployment levels are expected to result in higher past-due loans, given the deteriorated financial condition of our customers and, therefore, higher provisions for loans losses or credit losses, resulting in lower net income. Similarly, in the case of a country lockdown and a shutdown involving the Bank, any of our subsidiaries or our customers, we may be unable to meet the needs of our customers for an unknown period of time, which could adversely affect our results of operations by reducing revenues, decreasing our collection capabilities.

The COVID-19 outbreak has also resulted in increased volatility in both the local and the international financial markets and economic indicators, such as exchange rates, interest rates, credit spreads and commodity prices. Any shocks or unexpected movements in these market factors could result in financial losses associated with our trading portfolio or financial assets measured at fair value through other comprehensive income, which could then cause deterioration of our financial condition or limitations to meet our liabilities. Furthermore, market fears could translate into liquidity constraints and reduced access to funding in both the local and the international markets, negatively affecting our net interest margin and net income. In order to prepare for the impacts of this environment, the Chilean financial authorities have made various decisions in order to ensure liquidity within the Chilean financial system. Any decision towards accomplishing this end, such as consecutive reductions to the monetary policy affecting interest rates by the Central Bank, are also expected to affect our results of operations, which could be amplified by flat yield curves in case of an economic downturn. Lastly, contingency plans in order to address the emergency, including home offices, implementation of alternative offsite locations and so on, are expected to cause a temporary increase in our operating expenses and lowered net income.

Based on the above, we expect COVID-19 to negatively impact our results of operations during 2020 in an amount that could be significant, although it is not possible to predict yet. For more information about the potential impacts of COVID-19 on our results of operations, see “Item 5. Operating and Financial Review and Prospects—Trend Information—Impact of COVID-19.”

In the past, Chile has imposed controls on foreign investment and repatriation of investments that affected investments in, and earnings from, our ADSs.

Equity investments held in Chile by non-Chilean residents have historically been subject to various exchange control regulations that restrict the repatriation of investments and earnings from Chile. In April 2001, the Central Bank eliminated most of the regulations affecting foreign investors. However, foreign investors still have to provide the Central Bank with information related to equity investments and must conduct such operations within the Formal Exchange Market. Additional Chilean restrictions applicable to holders of our ADSs, the disposition of the shares underlying them, the repatriation of the proceeds from such disposition or the payment of dividends may be imposed in the future, and we can neither determine in advance nor advise you as to when or how those restrictions could impact you, if imposed.

If for any reason, including changes in Chilean law, the depositary for our ADSs were unable to convert Chilean pesos to U.S. dollars, investors would receive dividends and other distributions, if any, in Chilean pesos.

Risks Relating to Chile

Our growth and profitability depend on the level of economic activity in Chile.

Our core business and transactions are with customers doing business in Chile. Accordingly, our ability to grow our business volumes and results of operations, as well as enhance our financial condition, in general, depends on the dynamics of the Chilean economy and specific macroeconomic variables such as inflation, unemployment, interest rates, consumption and investment. The global financial crisis of 2008 not only dramatically affected the economic growth in developed countries, but also affected the Chilean economy by the end of 2008 and during the first three quarters of 2009. This translated into a subsequent slowdown in the local banking industry due to lower levels of consumption and deteriorated credit quality in loan portfolios prompted by unemployment and financial stress experienced by certain economic sectors. Conversely, between 2010 and 2012, the local economy and the banking industry took a significant upturn, fostered by real GDP growth that averaged 5.7% per year, mainly as a result of the recovery in consumption and investment, as well as higher fiscal spending associated with the reconstruction process after a significant earthquake in 2010. During 2013, the Chilean economy entered into a moderate slowdown, recording only a 4.0% GDP growth, which deepened throughout the following years with GDP annual expansions of just 1.8%, 2.3%, 1.7% and 1.2% in 2014, 2015, 2016 and 2017, respectively. This trend in GDP deceleration was the result of low levels of both corporate and individual confidence, as evidenced by the indices (IPEC and IMCE) used by the Central Bank, due to factors such as slower growth of Chile’s main commercial partners, especially China, and uncertainty associated with various reforms presented by the Chilean administration appointed in 2014. This trend reversed in 2018, when the Chilean economy managed to grow 3.9% on an annual basis. The GDP growth was mainly fostered by a strong recovery in investment spending, which increased 4.8% in 2018 and, to a lesser degree, a 3.7% growth in private consumption.

During the first half of 2019, however, the Chilean economy experienced a significant slowdown by expanding only 1.4% and 1.8% in the first and the second quarters, respectively. In the third quarter, however, the economy showed signs of recovery by growing 3.4% on an annual basis, primarily steered by an important rebound in investment associated with construction and infrastructure. Nonetheless, the social turmoil that took place in Chile on October 18, 2019 dramatically damaged the productive capacity, income-generating capacity and distribution networks of many economic sectors, which resulted in decreased commercial activity and constrained working hours. These local events, coupled with the initial effects of COVID-19 on the economic environment of our main trade partners, particularly China, Europe and the United States, battered the dynamics of some of our key export products. As a consequence, the Chilean GDP contracted 2.1% in the fourth quarter of 2019. Overall, the Chilean economy expanded 1.1% during 2019, below the expected growth of 2.5%. Given the social unrest described below and the potential impacts of the COVID-19 outbreak in Chile, particularly a possible countrywide spread of the virus and decisions related to partial or total lockdowns, we cannot rule out that the Chilean economy could stagnate or even fall into recession during 2020, which could have a subsequent adverse effect on our business growth and the business growth of the Chilean banking industry in general.

Therefore, we cannot assure you that the local economy will grow in the coming years, as it has in the past, or that developments affecting the Chilean economy and the local banking industry will not materially affect our business, financial condition or results of operations. For more information, see “Item 5. Operating and Financial Review and Prospects—Operating Results—Overview”, “Item 3. Key Information—Risk Factors—COVID-19 or any other pandemic disease and health events will affect both the global and the Chilean economy, our business or results of operations and could affect our financial condition” and “Item 5. Operating and Financial Review and Prospects—Trend Information—Impact of COVID-19.”

Currency fluctuations could adversely affect our results of operations, the value of our ADSs and any distributions on the ADSs.

The Chilean Government’s economic policies and any future changes in the value of the Chilean peso with respect to the U.S. dollar could affect the dollar value of our common stock and our ADSs. Given the floating exchange rate regime that exists in Chile, the Chilean peso has been subject to large fluctuations in the past and this trend could occur again in the future. According to information published by the Central Bank (“Dólar Observado”, which differs from exchange rate of accounting representation or market exchange rate), between December 31, 2018 and December 31, 2019, the value of the U.S. dollar relative to the Chilean peso increased by approximately 7.0%, as compared to the increase of 13.1% recorded in the period from December 31, 2017 to December 31, 2018. Chilean trading in the shares underlying our ADSs is conducted in Chilean pesos. Cash dividends associated with our shares of common stock are received in Chilean pesos by the depositary, which then converts such amounts to U.S. dollars at the then-prevailing exchange rate for making payments in respect of our ADSs. If the value of the U.S. dollar increases relative to the Chilean peso, the dollar value of our ADSs, and any distributions to be received from the depositary, will decrease. In addition, the depositary will incur customary currency conversion costs (to be borne by the holders of our ADSs) in connection with the conversion and subsequent distribution of dividends or other payments. For more information, see “Item 10. Additional Information—Exchange Controls.”

Since we manage assets and liabilities denominated in foreign currency, our results of operations may be affected by fluctuations in the exchange rates between the Chilean peso and the U.S. dollar, or the Chilean peso in relation to other currencies, despite our policy and Chilean regulations related to the general avoidance of material exchange rate mismatches. In order to reduce the effect of exchange rate mismatches, we enter into foreign exchange derivative transactions, including both hedge accounting derivatives and trading derivatives, that hedge most of our exposure. As of December 31, 2019, our foreign currency-denominated assets and Chilean peso-denominated assets, which contain repayment terms linked to changes in foreign currency exchange rates, exceeded our foreign currency-denominated liabilities and Chilean peso-denominated liabilities, which contain repayment terms linked to changes in foreign currency exchange rates, by an amount of Ch$3,564 million, or 0.11% of our paid-in capital and reserves.

We may decide to change our policy regarding exchange rate mismatches. Regulations that limit such mismatches may also be amended or eliminated by regulatory institutions. Higher exchange rate mismatches will increase our exposure to the depreciation of the Chilean peso, and any such depreciation may impair our capacity to service foreign-currency obligations and may, therefore, materially and adversely affect us, our financial condition and results of operations. Additionally, the economic policies of the Chilean Government and any future fluctuations of the Chilean peso, with respect to the U.S. dollar, could adversely affect our financial condition and results of operations.

Chile has corporate disclosure standards different from those you may be familiar with in the United States.

Chilean disclosure requirements for publicly listed companies differ from those in the United States in some significant aspects. In addition, although Chilean law imposes restrictions on insider trading and price manipulation, the Chilean securities markets are not as highly regulated and closely supervised as the U.S. securities markets. Accordingly, the information available to you regarding our corporation will not be the same as the information available to shareholders of a U.S. company. For more information, see “Item 16G. Corporate Governance.”

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

Our business growth, asset quality and profitability may be affected by political, legal and economic uncertainty arising from and social unrest in Chile in the long run.

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

In October 2019, a series of disruptive protests over a variety of social matters were initially sparked by the announcement of a subway fare increase in Santiago. Among these protests, some violent groups vandalized and looted public and private infrastructure in Santiago and other major cities. The protests and related violence have disrupted various economic activities throughout the country. In addition, many banks and other financial institutions experienced physical damages at their branches and ATMs. Although most of our damages were insured, 239 of the Bank’s branches and approximately 170 of our ATMs suffered varying levels of damage during this period, with nine of our branches and 109 ATMs being severely damaged.

In response to these protests, the Government announced a social agenda intended to increase basic pensions, expand social health coverage, and reduce and stabilize tariffs for some public services, such as public transportation and electricity. To fund these initiatives, the Government and the opposition reached an agreement regarding a new tax reform that was passed by the Chilean Congress and enacted on January 29, 2020. Through various measures the reform aimed to levy higher taxes on high-income individuals, while alleviating the tax burden for lower-income segments. For more information, see “Item 5. Operating and Financial Review and Prospects—Operating Results—Income Tax and Item 10. Additional Information—Taxation—Chilean Tax Considerations”. Further, on November 15, 2019, the majority of the local political parties agreed on a process to draft a new constitution that will replace the current one drafted in 1980. This process will be initiated by a referendum to vote on two matters: (i) whether a new constitution should be drafted and if so, (ii) whether the convention for drafting the new constitution will be comprised of 50% Congress members and 50% elected citizen, or entirely comprised of elected citizens for this specific purpose. As stated in the original amendment to the current Constitution, which enables this process, this referendum was going to take place in April 2020, and elections for the members that will compose the convention, if that is decided, were expected to be held in October 2020. However, due to the current COVID-19 pandemic and urgent health measures taken by our Government, the referendum was postponed for October 2020, and the elections for the composition of the convention body, for April 2021. Each new article of the constitution will have to be approved by two thirds of the convention. This convention will be exclusively authorized to discuss and draft the provisions of a new constitution. The process to draft the constitution may last up to one year from the date it is legally installed. The draft delivered by the convention must be ratified or rejected in a new referendum.

The social unrest has also led to increased volatility in the Chilean stock market and a sharp depreciation of the Chilean peso against the U.S. dollar. Furthermore, share prices of local banks, including ours, suffered significant declines in the market, while bond spreads of local banks increased.

We cannot rule out an increase in past-due levels during 2020 or beyond to the extent that the quality of salaried jobs decreases and the economic outlook deteriorates in light of doubts around the new constitution or changes to the economic model. Amid this environment, our risk expenses could increase in the short-term, while our results of operations, and the results of the industry as a whole could be affected. Furthermore, economic activity could slow down, affecting loan growth across the industry and for us.

The long-term effects of this social unrest are difficult to predict, but could include slower economic growth and higher unemployment rates, which could adversely affect our profitability and prospects. For example, an increase in the unemployment rate beyond what we predicted, or for a longer period than predicted, could diminish demand for loans and decrease our customers’ payment capacity to repay loans, increasing expected credit losses. Overall, we cannot assure you that the social unrest will decrease in Chile in the near future, and therefore, we can offer no assurance that it will not have a negative impact on economic growth, the overall Chilean business environment and our results of operations and financial condition.

Reforms to labor and pension laws as well as labor strikes or slowdowns could adversely affect our results of operations.

We are a party to collective bargaining agreements with various labor unions to which most of our employees belong. Therefore, disputes regarding the terms of these agreements, or our potential inability to negotiate acceptable contracts with these unions, could result in strikes, work stoppages, or other slowdowns by the affected workers, among other things. If unionized workers were to engage in a strike, work stoppage, or other slowdown, or other employees were to become unionized, we could experience disruption of our operations or higher ongoing labor costs, either of which could have a material adverse effect on our results of operations. See “Item 6. Directors, Senior Management and Employees—Employees.”

Since 2017, a bill has been under consideration in the Chilean Congress aimed at reducing the maximum working hours from 45 to 40 hours per week, applicable to employees. If this bill is approved and enacted, we could experience higher ongoing labor costs, which could have an adverse effect on our results of operations.

Current labor legislation defines a company’s minimum services and emergency teams by the applicable labor regulator after negotiations between a company and each labor union prior to the commencement of a collective bargaining process. As such, minimum services refer to those functions of a company which must continue to be provided during a strike because they have been determined to be essential to protect assets and facilities, to prevent accidents, guarantee public utility services, meet the basic needs of the population and prevent environmental damage or harm to health. A company’s emergency teams are made up of workers assigned by each union to fulfill such minimum services. As further explained in “Item 8 – Financial Information – Legal Proceedings – Setting of Minimum Services and Emergency Teams in Case of a Strike”, we are currently in the process of challenging the minimum services and emergency teams that have been assigned to us. As of the date of this annual report, we cannot offer any assurance as to the final outcome of these legal proceedings. To the extent we are not able to prevail, in the event of futures strikes, we could face operational disruptions due to an inadequate number of minimum services and an insufficient staff for the emergency teams.

Since November 6, 2018, a bill introduced by the Government with the purpose of improving the existing Chilean pension funds system, mainly by increasing the contributions to individual capitalization and enhancing the solidarity fund granted by the Chilean State, has been under discussion in the Chilean Congress. However, as a result of the social unrest in Chile, this bill has suffered broad modifications and indications from the Government, which are set forth in the indications publicly announced by the Government and sent to the Congress in January 2020. The bill proposes a gradual 6% increase of employees’ gross salaries that should be set aside for pension savings, i.e. of the current 10% to 16%. This additional 6%, which would be gradually introduced over a period of 12 years, is to be paid by the employer. Half of this increase is meant to finance individual capitalizations while the other 3% would be allocated to solidarity pensions. This additional 6% would not be managed by the current pension fund managers, but by a public entity to be created by this new law. As of the date of this annual report, we are unable to predict the final content of the law and therefore any potential adverse effects of this bill in our financial condition and results of operations cannot yet be ascertained. Should this bill come into effect, it may cause an increase in labor costs, including ours, and therefore, have an adverse effect on our financial and operational results.

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

Our legal name is Banco de Chile and we are organized as a banking corporation under the laws of Chile and were licensed by the CMF to operate as a commercial bank on September 17, 1996. Our main executive offices are located at Paseo Ahumada 251, Santiago, Chile, our telephone number is +56 (2) 2637-1111 and our website is www.bancochile.cl. Our representative in the United States is Puglisi & Associates, with offices at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

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

Our business is not materially affected by seasonality.

We organize our operations and deliver our services to our customers through the following four principal business segments:

(i)	retail banking;

(ii)	wholesale banking;

(iii)	treasury and money markets; and

(iv)	operations through subsidiaries.

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

According to the CMF, under Chilean GAAP, as of December 31, 2019, we ranked first in the Chilean banking industry in terms of net income attributable to equity holders with a market share of 23.4%. As of the same date and excluding operations of subsidiaries abroad, we were the second largest bank in Chile in terms of total loans with a market share of 16.5%, the largest provider of commercial loans with a market share of 16.0%, the second largest provider of consumer loans with a market share of 17.0% and the second largest private sector bank in terms of residential mortgage loans with a market share of 17.2%. As for liabilities, excluding operations of subsidiaries abroad, we were the largest bank in Chile in terms of current accounts and demand deposit balances (net of clearance) with a market share of 22.5% and, more importantly, we ranked first in current account balances held by individuals with a market share of 26.5%, both as reported by the CMF and as of December 31, 2019. Lastly, according to the Chilean Association of Mutual Funds, as of December 31, 2019, we were the largest provider of mutual funds management services in Chile with a market share of 23.6%.

As of December 31, 2019, we had:

●	total assets of Ch$41,013,874 million (approximately U.S.$ 54,548.4 million);

●	total loans of Ch$30,033,272 million (approximately U.S.$ 39,944.2 million), before deducting allowances for loan losses;

●	total deposits of Ch$22,182,751 million (approximately U.S.$ 29,503.0 million), of which Ch$11,326,133 million (approximately U.S.$ 15,063,8 million) correspond to current account and demand deposits;

●	equity (including net income, non-controlling interest and provisions for minimum dividends) of Ch$3,905,761 million (approximately U.S.$ 5,194.7 million);

●	net income attributable to equity holders of Ch$603,744 million (approximately U.S.$ 803.0 million); and

●	market capitalization of approximately Ch$8,051,061 million (approximately U.S.$10,707.9 million).

As of December 31, 2019, we had 13,555 employees and delivered financial products and services through a nationwide distribution network of 359 branches and 1,744 automatic teller machines (“ATMs”). Our ATMs are part of a larger network of 7,361 ATMs operating in Chile, of which 4,652 ATMs operate under a network managed by Redbanc S.A., a company we partly own along with nine other private sector banks.

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

Throughout 2016 we continued to face economic headwinds as the local economy’s growth continued to slowdown. Amid this environment, we focused on growing profitably by concentrating on those segments with a more balanced risk-return relationship. Thus, in spite of recording a moderate annual expansion of 3.4% in total loans, we managed to remain first in terms of net income attributable to equity holders and profitability (for banks with market share above 3.0% in total loans) within the local banking industry, with a market share of 28.4% and a ROAE of 19.6%, both under our internal reporting policies. Our customer-centric approach has been crucial to these achievements and we believe our service quality makes a difference when compared to our competition. During 2016 we accomplished significant advances on this matter such as attaining the highest net promotion score among the main Chilean banks for first time in our recent history while also reducing our attrition rate. We believe these achievements were the result of diverse projects and strategies intended to enhance customer proximity. Thus, during 2016 we launched a new personal banking website, with improved functionalities and enhanced our mobile banking solutions by adding new applications for smartphones. In terms of service quality, we revised and updated our portfolio of high income customers, opened new specifically-oriented branches for preferential customers and set up a new service model for premium customers called “Private Wealth Management.” Lastly, we continued to strengthen the benefits associated with our loyalty program for credit card users by adding new alliances to the package of already existing services and providers. Based on all of these initiatives, during 2016 we were recognized by various specialized publications covering multiple areas of banking activity including “Most Valuable Banking Brand” in Chile by The Banker, “Most Innovative Banking Solutions” in Chile by Global Business Outlook, “Best Consumer Digital Bank” in Chile by Global Finance and “Best Bank” in Chile by World Finance.

During 2017, we were first in terms of net income and profitability within the local banking industry, with a market share of 26.1% and a ROAE of 19.3%, both under our internal reporting policies. These achievements were attained during a difficult economic landscape, which resulted in a significant slowdown of the corporate lending business that impacted certain macroeconomic indicators such as unemployment, which adversely affected the credit quality of our personal banking business. Amid this environment, we maintained our customer-centric approach and focused on developing new ways to enhance the customer experience by expanding our service offerings, business platforms and benefits to our loyalty program. For example, we launched a new website for companies, aimed at serving corporates, other large companies and SME customers. Similarly, we created a new mobile application and upgraded existing ones. We released “MiInversion” which serves as a portfolio management platform for retail customers and developed new functionalities for the MiBanco application. We believe remote channels are the future of banking and are continuously promoting their use among customers while seeking new solutions to offer banking products through mobile or internet technologies. This strategy boosted demand for mobile and internet services that during 2017 reflected increases of 78% and 11% in monetary transactions using these means, respectively. In addition, our enhanced loyalty program added new alliances with two airlines and negotiated access to a VIP lounge for customers at the Santiago airport. These initiatives continue to demonstrate our commitment to superior customer service and have allowed us to obtain a 73.3 % average net promoter score in 2017, as measured by a syndicated study conducted by Consultores Asociados de Marketing Cadem S.A., or CADEM, the highest among our relevant peers. We also undertook transformational changes by assessing relevant processes in terms of efficiency, cost control and operational risk. We believe these actions are necessary to maintain our market leading position in an increasingly competitive banking industry. Lastly, we received recognition for our business performance and digital strategy including being recognized as the Best Bank in Chile, Best Digital Bank for Companies in Chile and Best Sub-Custodian Bank in Chile by Global Finance and being named the Best Mobile and Digital Bank in Chile and the Best Investment Bank in Chile by Global Banking & Finance Review.

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

In 2019, we achieved significant accomplishments, all of which were aligned with our long-term strategy, while maintaining a clear focus on our customers’ needs. For example, we began the year signing a long-term, exclusive partnership for life and non-life insurance products with an international insurance company. We expect this partnership to provide our customers with a wide array of insurance solutions, as well as give us the ability to offer products with an excellent price-to-quality ratio. Additionally, we entered a commercial alliance with a local Chilean retailer, allowing us to expand our ATM network by 22.5% on average in Chile during 2019 when compared to 2018. Through these initiatives, we maintained our position as a market leader in fee-based income in 2019, while significantly widening the competitive gap with followers in the industry.

During 2019, we also continued our strategic objectives by defining and working to meet specific goals and improving our customer proximity in order to better meet their needs. To this purpose, we continued to deploy our digital transformation strategy by implementing a digital onboarding for customers seeking to remotely open a checking account. We continued developing our new service model to unify customer service under CrediChile and Banco de Chile brands through merging several branches. Through these initiatives, we continue being an industry leader among major banks in service quality, holding a net promoter score of 72.5% as of December 31, 2019 according to a syndicated study performed by ProCalidad.

Further in 2019, we had two milestone bond placements. We placed our first green bond to finance renewable energy projects in Chile for approximately U.S.$48 million. We also took advantage of low interest rates and the phase-in, proposed by the regulation in connection with the Basel III implementation in Chile, for a subordinated bond placement in the local market of approximately Ch$215,397 million. 2019 was also an iconic year for share ownership. SAOS was able to fully repay the Central Bank subordinated debt on April 30, 2019 based on the dividend received from our net distributable earnings for the year ended December 31, 2018. Consequently, SM-Chile and SAOS entered into a liquidation process and their Banco de Chile voting rights were transferred to their respective shareholders. As a result, the free-float of our stock increased from approximately 32.09% to 48.74% (including Ergas group). Finally, as of December 31, 2019 we were the market-leading bank in Chile in net income attributable to equity holders and profitability, with a market share of 23.4% and a ROAE of 17.5% (under Chilean GAAP).

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

During 2017 we continued to develop the “Business Center” project, which is our new Sales & Customer Relationship Management tool. This system is expected to support significant improvements in the quality and responsiveness of our back-office and front-office operating processes to enhance our customer centric vision. We launched our Pricing 360° tool, which improves pricing through a deeper knowledge of account officers on customers’ needs, enabling us to provide tailored lending solutions to our diversified customer base. Similarly, we upgraded the “Time Deposits and Savings” module, which permits account officers to tailor offerings to personal banking customers. Moreover, we completed the renewal of our ATM network to meet the new security and quality standards required by the SBIF. Additionally, we launched two new platforms for companies. We renewed the website business platform for these customers by adding new functionalities, security standards and the ability to conduct paperless transactions. We implemented a new electronic platform for factoring, which is aimed at improving the interaction with customers by making transactions easier while also upgrading the middle and back-office systems for this business. In personal banking, we maintained our focus on innovation and digital banking by adding new functionalities to existing mobile applications including the authorization of web transactions through MiPass application, access to MiBanco by means of fingerprint scanner, e-commerce payments through MiPago and an On/Off functionality for credit cards in MiBanco.

During 2018, we continued to enhance our diverse IT infrastructure and digital platforms in order to assure stability and efficiency to our processes, attract new potential clients while continuously improving the service provided to our current customers. To this extent, we focused on continued developing new stages of our new CRM system and sales platform by introducing a new pricing tool for individuals that allow our account officers to easily use and access to our customers’ information. The CRM system is a key project for us and we expect to keep on developing new functionalities over the next years. Moreover, we intensified our efforts to expand and improve our remote channels given the massive use of internet and fast adoption of smart phones. In that direction, we added new functionalities to some of our applications, and expanded our RedGiro service to the mobile banking, only available on our website until 2017.

In May 2018 we suffered a cyber-attack involving the theft of funds that subsequently resulted in an operational write-off of approximately Ch$6,900 million or U.S.$ 9.9 million (mostly recovered from the redemption of an insurance policy). Even though this incident temporarily affected certain services provided to our customers, we were able to maintain the continuity of our operations. In addition, as of this date, based on our internal analysis we have found no evidence whatsoever that our customers were affected by this incident in terms of misappropriation of funds. See “Item 3. Key Information—Risk Factors—Risks Relating to our Operations and the Chilean Banking Industry—Cybersecurity events could negatively affect our reputation or results of operations and may result in litigation.” This cybersecurity incident, although successfully overcome, posed new challenges for us in terms of cybersecurity infrastructure, controls and procedures. Thus, as part of the efforts to improve our cybersecurity risk management, we created the Cybersecurity Division in June 2018, which replaced our former Technological Security Area. The new division is the first line of defense for us on these matters and is in charge of mitigating and managing cybersecurity threats. The division is focused on managing projects aimed at improving our cybersecurity protocols and procedures. During 2018, the Cybersecurity Division undertook diverse IT projects in order to reinforce our infrastructure and cybersecurity capabilities, acquiring world-class protection software and firewalls while investing in specialized platforms to address this significant topic. During 2018, we invested approximately Ch$9,915 million in cybersecurity equipment and software and incurred approximately Ch$9,847 million in operating expenses related to cybersecurity matters. These disbursements almost doubled the total amount incurred in 2017.

In addition to executing our digital transformation strategy to improve customer experience, in 2019 we also developed and implemented various projects aimed at improving cybersecurity infrastructure, efficiency and customer service. We launched our E360° tool, which is a tactical dashboard that enables standardization of offerings, while also improving the management of commercial efforts, customer visits and promises to clients. In SMEs, Middle Market Companies and Corporate Banking, we successfully migrated a majority of the customer base to a new web-based transactional platform, Banconexión 2.0. This platform was developed to address segment needs, delivering an improved customer experience while ensuring high security standards in banking operations. Furthermore, as a result of a commercial partnership with a local retailer, we were able to significantly expand our ATM network by 15%. Additionally, throughout 2019, we carried out various cybersecurity projects aimed at improving in-networks, workstations, servers and digital applications, while enhancing access-control through technological solutions and software. To increase efficiency and productivity, we developed new automated transactional platforms for foreign currency trading to help meet the needs of professional and non-professional counterparties. Lastly, we adopted a world-class module for collateral management, improving the administration of our derivative portfolio and counterparty risk.

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

In November 1996, pursuant to Law No. 19,396, our shareholders approved a reorganization by which Banco de Chile was converted into a holding company named SM-Chile S.A. (SM-Chile). In turn, SM-Chile organized a new wholly-owned banking subsidiary named Banco de Chile, to which the former contributed all of its assets and liabilities, other than the Central Bank subordinated debt. In addition, SM-Chile created a second wholly-owned subsidiary named Sociedad Administradora de la Obligación Subordinada SAOS S.A. (SAOS) that, pursuant to a prior agreement with the Central Bank, assumed a new repayment obligation in favor of the Central Bank that replaced the Central Bank subordinated debt in its entirety and received 63.6% of our shares from SM-Chile. Although shares held by SAOS had economic rights that belong to the Central Bank, their voting rights were exercised by SM-Chile’s shareholders. This Central Bank debt, for which SAOS was solely responsible and for which there was no recourse to us or SM-Chile, was equal to the unpaid principal of the Central Bank subordinated debt that it replaced but had terms that differed in some aspects, such as the rescheduling of the debt for a term of 40 years providing for equal annual installments and a pledge of our shares owned by SAOS as collateral for such debt. The Central Bank debt bore interest at a rate of 5.0% per year and is UF-denominated.

Pursuant to SM-Chile’s bylaws, that company remains in existence until the Central Bank subordinated debt is completely paid off by SAOS, which occurred on April 30, 2019. As of such date, SM-Chile has been in the process of being liquidated, and the shares of Banco de Chile owned by SM-Chile and by SAOS (which was dissolved as of April 30, 2019) were distributed among SM-Chile’s shareholders as described in “Item 7. Major Shareholders and Related Party Transactions–Ownership Structure.” As a result, SM-Chile’s shareholders became direct shareholders of Banco de Chile.

During the existence of the Central Bank subordinated debt, dividends that SAOS received from us were its sole source of revenues, which by legal mandate were destined to repay its debt to the Central Bank. SAOS did not have any other material debt, as it was a special purpose legal entity created by virtue of Law No. 19,396 whose only business was to own Banco de Chile shares and repay the obligation to the Central Bank. To the extent distributed dividends were not sufficient to pay the amount of each installment of its debt, SAOS was permitted to maintain a cumulative deficit balance with the Central Bank that SAOS committed to pay with future dividends. If the cumulative deficit balance exceeded an amount equal to 20% of our paid in capital and reserves, the Central Bank could have required SAOS to sell a sufficient number of shares of our stock to pay the entire accumulated deficit amount.

SAOS fully repaid the Central Bank subordinated debt on April 30, 2019 using the proceeds of the dividend it received from us from our net distributable earnings for the year ended December 31, 2018. As a consequence of such full repayment, SAOS was dissolved, SM-Chile began a liquidation process and Banco de Chile’s shares previously owned by SM-Chile and SAOS were distributed to our shareholders. As a consequence, LQ Inversiones Financieras S.A. and Inversiones LQ SM Ltda, increased their direct ownership in Banco de Chile, from their prior shareholdings of 27.18% and 0.29%, respectively, to 46.34% and 4.81% in each case. Similarly, other shareholders of SM-Chile became our shareholders, which significantly increased the public float of our stock. As of December 31, 2019 only SAOS had been fully dissolved. As of April 24, 2020, the liquidation process of SM-Chile was in progress. For more information, see “Item 7. Major Shareholders and Related Party Transactions–Ownership Structure.”

As a result of the full repayment of the Central Bank subordinated debt, LQ Inversiones Financieras is now the major direct shareholder of Banco de Chile with a shareholding of 46.34%, as of April 24, 2020. See Item 7. Major Shareholders and Related Party Transactions—Ownership Structure and Item 7. Major Shareholders and Related Party Transactions– Major Shareholders.

Capital Expenditures

The following table sets forth our capital expenditures in each of the three years ended December 31, 2017, 2018 and 2019:

	For the Year Ended December 31,
	2017		2018		2019
	(in millions of Ch$)
BANK’S INTERNAL REPORTING POLICIES:
Computer equipment	Ch$	8,898	Ch$	12,702	Ch$	28,117
Furniture, machinery and installations		2,963		2,409		2,656
Real estate		10,606		12,589		12,555
Vehicles		757		365		184
Subtotal		23,224		28,065		43,512
Software		18,779		23,512		20,928
Total	Ch$	42,003	Ch$	51,577	Ch$	64,440

Our budget for capital expenditures for 2020 amounts to approximately Ch$93,339 million, of which expenditures in information technology investments represent 64%, while infrastructure projects represent the remaining 36%. The budget for capital expenditures is in line with our mid-term strategic priorities of improving our efficiency and enhancing our customer service capabilities with a firm focus on digitalization. These capital expenditures will be principally financed by cash on hand and long-term debt financing.

Among the budgeted expenditures for information technology, 62% corresponds to new and ongoing IT projects undertaken by Banco de Chile, which are intended to provide us with business solutions for customers, technological stability and improvements in productivity. Of the remaining 38% budgeted for IT expenditures, 11% is associated with the technological renovation of several of our branches due to the new customer service model, 7% is expected to be deployed to further optimize our nationwide ATM network, another 7% consists of investments in technological equipment and system improvements to be carried out by certain subsidiaries, 7% is intended to reinforce our cybersecurity infrastructure and systems and the remaining 6% is aimed to help fulfill regulatory requirements.

Our 2020 infrastructure expenditures budget includes disbursements associated with the renovation of some of our branches particularly as a result of a new customer service model we are deploying in some of our locations (50%), renovation and restoration of our corporate buildings (20%), general maintenance investments (12%), security-related expenditures (8%) and other initiatives related to our efficiency program and social commitment (2%).

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

We also believe that our strong corporate image is further strengthened by our commitment to social responsibility, which includes supporting the Teleton Foundation (a non-governmental organization dedicated to assisting and treating disabled Chilean children), our partnership with institutions dedicated to improving the quality of Chilean education, our participation in campaigns intended to improve the quality of life of needy people, our commitment to supporting and sponsoring diverse monetary and non-monetary campaigns for recovery efforts from natural disasters in Chile, including wildfires, earthquakes, floods and tsunamis, and the development of other initiatives intended to strengthen our role in, and contribution to, Chilean society. Furthermore, over the last years we have devoted efforts to improve our commitment to the environment by carrying out numerous initiatives.

Business Scale and Leading Market Position

We are one of the largest financial institutions in Chile and a market leader in a broad range of financial products and services within the Chilean financial system, as listed in the following table:

	As of December 31, 2019
	Market Share	Market Position
Net Income Attributable to Equity Holders	23.4%	1st
Total Balances of Demand Deposits and Current Account (1)	22.5%	1st
Current Accounts Balances held by Individuals	26.5%	1st
Mutual Funds (Assets Under Management)	23.6%	1st
Net Fees and Commissions Income	21.6%	1st
Net Income of Securities Brokerage Subsidiary (2)	39.0%	1st

Source: Chilean Association of Mutual Funds and the Financial Market Commission (“CMF”).

(1)	Excluding operations of subsidiaries abroad and net of clearings.

(2)	Including the whole market and not only subsidiaries of local banks.

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

We believe our financial strength, prestige and brand recognition among Chilean customers have allowed us to become the market leader in terms of current account balances within the Chilean financial system, especially among individuals, who have demonstrated their preference for our services. Our position was further consolidated in the financial downturn that started in 2008 and the local social unrest in late 2019, when we benefited from a “flight-to-quality” effect as investors and depositors were seeking a reliable institution to keep their funds.

Broad and Diversified Customer Base

We believe that we have one of the largest customer bases among financial institutions in Chile. In recent years, we have been able to expand our customer base by providing attractive and tailored value offerings based on continuously improving segmentation and by applying sophisticated business intelligence tools. As of December 31, 2019, we had approximately 1,390,000 core clients, which had at least a current account or a loan outstanding with us. However, in regards to main banking products, we serve a broader customer base composed of 1,200,000 borrowers, approximately 970,000 current accounts holders, approximately 145,000 time deposit holders, approximately 115,000 saving account holders and approximately 1,100,000 credit card account holders.

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

We are present in all regions of Chile and strive to be accessible to every Chilean customer through our large branch network as well as non-physical contact channels. As of December 31, 2019, we had a nationwide branch network of 359 branches, the largest in Chile among private sector banks, according to information published by the CMF. This network is composed of 242 branches under our “Banco de Chile” brand name, 41 branches under our “Banco Edwards Citi” brand name and 76 branches under our “Banco CrediChile” brand name. We believe that our branch network enables us to develop close relationships with our customers and therefore we are constantly assessing new branch locations throughout Chile.

We have also complemented our branch network with non-physical remote channels, such as ATMs, internet-based online platforms and mobile banking applications. As of December 31, 2019, we had 1,712 ATMs throughout Chile and we provided our customers with specialized internet websites for each of the segments we target, coupled with diverse mobile banking applications, including MiBanco, MiBeneficio, MiCuenta, MiPago, MiPass, MiInversion and MiSeguro. During 2019, 70% of the total transactions (monetary and non-monetary) carried out by customers and non-customers in our distribution channels were performed through non-physical remote channels.

Competitive Funding Structure

We believe that we have a cost effective and highly competitive funding structure based on our leading market position in current accounts and demand deposits, especially among individuals. According to the CMF, as of December 31, 2019, with a 26.5% market share, we ranked first within the Chilean banking industry in current account and demand deposits held by individuals. Similarly, as of that same date and excluding operations of subsidiaries abroad, we were the principal bank in Chile in terms of total balances of non-interest bearing current accounts and demand deposits representing 22.5% of the industry (net of clearing), as reported by the CMF. Also, our total balances of current accounts and demand deposits represented 27.4% of our funding structure as of December 31, 2019 (under Chilean GAAP), as compared to the 15.9% reported by the Chilean financial industry as a whole, excluding Banco de Chile. In addition, we have a solid base of funding from retail customers, who held demand deposits and time deposits that jointly represented 36% of our total funding as of December 31, 2019. This characteristic provides us with a stable source of funding that is reflected by a 30-day moving average renewal rate of retail time deposits which reached around 75% as of December 31, 2019.

We are constantly striving to diversify our liability structure in terms of sources, types of instruments and markets with the aim of maintaining a competitive cost of funding and improving our liquidity. Thus, in 2019 we benefited from downward trends in local interest rates to place long-term bonds at attractive spreads throughout the year. Furthermore, we also took advantage of our superior credit rating within Chile and the Latin American region and benefited from specific windows of opportunity to place bonds abroad. As a result, in 2019 we carried out the following debt placements:

●	Approximately U.S.$1,519 million (denominated in UF) within the local market. These debt placements had maturities ranging from two to 22 years (eight years on average).

●	Approximately U.S.$430 million in overseas markets with tenors ranging from 10 to 20 years, most of them accompanied by cross currency swap hedge arrangements in order to neutralize any effects associated with changes in foreign exchange that could impact our cost of funding.

●	In addition, we took advantage of the prevailing interest rate scenario to issue UF-denominated subordinated bonds for approximately U.S.$286 million. This funding had the double purpose of financing loan growth, while bolstering our capital adequacy in the transition to Basel III.

●	Furthermore, we continued to utilize short-term funding associated with our commercial paper program, which provides us with premium funding for Trade Finance transactions, and during 2019, we issued a total amount of approximately U.S.$1,256 million. As of December 31, 2019 we had an outstanding balance of approximately U.S.$390 million.

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

Superior Asset Quality

We are one of the Chilean financial institutions with the highest credit quality and the healthiest loan portfolio in Chile. We believe this asset quality is the result of our well known prudent risk management approach and accurate credit risk models that are continuously being updated and have enabled us to maintain relatively low levels of past due loans (loans 90 days or more past due) and high coverage indicators over the last few years. According to the CMF, and under our internal reporting policies, as of December 31, 2019, we had a delinquency ratio (loans 90 days or more past due as a percentage of total loans) of 1.4% which was well below the industry average delinquency ratio of 2.2% posted by the Chilean banking industry (excluding Banco de Chile) as of the same date. Additionally, according to data published by the CMF, as of December 31, 2019, we had a coverage ratio (allowances for loan losses over loans 90 days or more past due) of 163.7%, which was well above the industry average coverage ratio of 119.1% as of the same date (excluding Banco de Chile).

Over the last years, the utilization of business intelligence tools has also contributed to an improvement in our credit risk management. In this regard, during 2018 we successfully re-launched our pre-approved loan program through which we target a select group of retail customers to help them meet their borrowing needs depending on their life cycle stage and credit profile. During 2019, we successfully added SMEs to the pre-approved loan program, which enabled us to maintain solid growth rates in this segment with contained credit risk.

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

●	Integrity

●	Commitment

●	Respect

●	Loyalty

●	Prudence

●	Responsibility

●	Justice

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

Commitments

We aim to satisfy the expectations of the following stakeholders by:

●	Our Customers

●	Offering innovative and top-quality banking products and financial services.

●	Providing customers with excellent service based on customized relationships and a proactive attitude.

●	Ensuring the availability and stability of physical and non-physical service channels.

●	Maintaining trusted relationships in order to be our customers’ main bank.

●	Our Employees

●	Providing employees with career opportunities based on merit.

●	Promoting a respectful and friendly work environment.

●	Offering competitive compensation and economic benefits.

●	Supplying adequate technological tools and infrastructure.

●	Our Community

●	Improving quality of life and managing adversity.

●	Strengthening the quality of education in Chile.

●	Promoting entrepreneurship.

●	Protecting the environment.

●	Building strong relationships with suppliers.

●	Our Shareholders

●	Leading the industry in net income generation and profitability.

●	Maintaining a strong market position in terms of business volume.

●	Fostering operating efficiency and productivity.

●	Developing a prudent approach to risk management.

Strategic Priorities

Our long-term strategy is intended to maintain profitable growth by placing the customer at the center of all of our decisions and continuously improving efficiency and productivity in all of our processes and procedures while maintaining a strong commitment to the country. These are our strategic priorities and we aspire to attain them through collaboration and teamwork.

●	Customer Centric Decision Making

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

We firmly believe that there is room to grow in retail banking. Although Chile’s per capita GDP has increased fourfold over the last 30 years, banking penetration is still below that in developed countries, particularly in relation to residential mortgage and consumer loans. In fact, as of December 31, 2019, the loan book of the Chilean banking industry (excluding operations of subsidiaries abroad) represented 92% of Chilean GDP. As of the same date, mortgage and consumer loans represented 27% and 13%, respectively. On the other hand, according to the CMF, as of December 31, 2019, we had market shares of 17.2% and 17.0% in residential mortgage loans and consumer loans, respectively, both behind the market leader by 3.9% and 3.8% in each case. Given the fierce competition in the Chilean banking industry, in order to take advantage of these opportunities, we are continuously developing innovative products and services to diversify our revenue sources. Accordingly, we have strived to build comprehensive value offerings for our retail segment in order to continue enhancing our fee-based income by promoting digitalization of products and services provided to these customers while improving benefits related to our customer loyalty programs.

Similarly, in our wholesale banking segment (which targets companies with annual sales over Ch$2,000 million), we aim to maintain a market-leading position in loans while growing profitably in a market that is characterized by low margins and fierce competition. We intend to accomplish these goals by increasing our cross-selling of non-lending products and services. For this reason, we are focused on improving our cash management services, enhancing our internet-based services, increasing the penetration of products designed by our treasury and money market operations segment, strengthening our presence in certain lending products such as leasing and factoring and promoting international businesses by taking advantage of the Global Connectivity Agreement we maintain with Citigroup and the specialized array of financial services offered by our subsidiaries, such as securities brokerage, mutual funds management and financial advisory in order to meet the needs of certain niches within this business segment. The success of our wholesale banking segment is critical to our ability to maintain sustainable growth in revenues, particularly in fee-based income. Thus, cross-selling is one of our main priorities in this segment.

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

●	Main Achievements in 2019

(1)	Leading Position in Demand Deposits

Our funding structure is unparalleled among other financial institutions in Chile, and this continues to be one of our most important competitive advantages. In 2019, we continued to lead the industry in current accounts and demand deposit accounts by recruiting approximately 110,000 new current account holders. This recruitment led to a 5.7% customer base growth, with 9.4% growth in youth banking (ages 18 to 30). Further, we realized growth in the premium account holders base, which are accounts that have the highest average balance per current account in the local banking industry. We also benefited from a flight-to-quality effect by the end of the year, despite the uncertainty that Chile’s social turmoil produced among our customers. This effect is the result of our superior credit rating and reputation, based on a strong soundness image.

Accordingly, we reached Ch$11,326 million in year–end demand deposit account balances in 2019, translating into a significant increase of 18.2% compared to 2018. As of December 31, 2019, we held a market share of 22.5% in total demand deposit account balances within the industry, excluding the operations of subsidiaries abroad. More importantly, we held a market share of 26.5% in personal banking based on account balances, ranking first in the industry.

(2)	Advances in Digital Banking

Over the last year we have increased access to new digital and remote channels in order to offer our customers tailored and timely services in order to meet their needs and also to preserve a long-term relationship with them.

Thus, during 2019 we continued to enhance our digital and mobile banking services, offering a set of mobile applications: MiBanco, MiCuenta, MiPago, MiPass, MiSeguro, MiInversion and MiBeneficio. These mobile applications introduce new functionalities, while adding improved benefits to our customers to promote their use. As a result, during 2019 our customers conducted 48.7 million of monetary transactions using our mobile banking applications, a 38.7% annual increase when compared to 2018.

Additionally, in 2019 we migrated approximately 95% of our SMEs, large companies and corporate customer base to Banconexion 2.0, our new website for companies that aims to improve the customer experience by providing the highest cybersecurity standards within the banking industry. Also, in order to have full alignment in all the products and services we offer to our customers, including digital channels, in 2019 we merged the Innovation and Digital Banking Area into the Marketing and Customer Division, creating the Digital Banking and Marketing Division. This division will lead our digital transformation strategy in the coming years.

As a result of these efforts in 2019, we were recognized as the Best Digital and Mobile Bank in Chile by Global Banking & Finance Review, as well as the Best Latin-American website in the Corporate Area and the Best Digital Bank for Individuals and Companies in Chile by Global Finance.

(3)	Loyalty Program Enhancements

Transactional services, especially credit cards, are a crucial element of our value offerings particularly for individual customers. We strongly believe that transactional services are an effective means to improve cross-selling and further penetrate current customers, which are two key elements to growing profitably in a highly competitive industry. During 2019, we focused on improving benefits to our 1.1 million credit card account holders by widening strategic partnerships and adding more alliances with local stores and several other products and service providers.

In 2019, we continued strengthening our loyalty program, which involves more than 290,000 customers, by entering into new partnerships in order to widen the array of benefits to our customers. These efforts included offering discounts and other benefits for music shows, festivals and two large cinema chains in Chile.

Furthermore, we continually strive to improve benefits for our credit card account holders and other customers by widening strategic partnership and alliances with airlines or local stores in order to offer several product and service discounts related to airline tickets or miles, among other benefits. In 2019, approximately 165,000 customers made use of their benefits by exchanging their Dolares-Premio (a credit card points system) for airline tickets, discounts or other benefits.

(4)	Improvements in Service Quality

We are convinced that in a highly competitive industry such as the Chilean banking system, a customer-centric focus is critical to generating loyalty and creating long-term profitable relationships. We believe that our high service quality is a competitive strength that differentiates us from competitors and supports our long term strategy by responding to the preferences of our current and potential customers. Accordingly, we strive to continuously improve our relationships with customers by developing commercial strategies and value offerings aligned with their needs, as well as improving our response time and customer satisfaction indicators. Consistent with this view, during 2019 we continued to improve customer satisfaction by enhancing our commitment to service quality, improving existing and developing new online channels, such as our internet-based platforms and mobile applications, while promoting organizational changes intended to provide our customers with a more comprehensive approach.

These actions, coupled with an organizational culture oriented to customer satisfaction, allowed us to rank first in recommendations among customers in the banking industry and service quality among our main banking peers in 2019, by posting an average net promoter score of 72.5% according to a syndicated study performed by an independent provider at the request of the largest Chilean banks. Although this figure is slightly lower than the previous year, we remained the leading bank in Chile for service quality because the downward trend customer satisfaction indicators affected the entire Chilean banking industry, an aftermath effect of the social unrest Chile experienced at the end of 2019.

Still, our customer attrition rate was 6.5% in 2019, which is in line with previous years. This low attrition rate and superior customer service contributed to not only a 7.2% decline in customer complaints compared to 2018, but also to diverse distinctions including the “National Customer Satisfaction Award” provided by ProCalidad for the second year in a row, the “Best Place to Work” by a poll of Chilean college students conducted by MERCO, and the “Most Valuable Banking Brand” in Chile by Brand Finance and The Banker.

●	Operating Efficiency and Productivity

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

We are continuously developing and optimizing internal processes in order to reduce and manage our expenses. During 2019 we continued to enhance our IT infrastructure in order to increase stability and efficiency for all of our customers. Over the last three years we invested a total of approximately Ch$112,936 million in information technology, mainly related to the acquisition of software and hardware, as well as internal developments to enhance current platforms or building new systems. Particularly, in 2019, we disbursed important financial resources in order to reinforce our IT infrastructure in respect of cybersecurity matters, which included the purchase of systems and equipment. We firmly believe that investment in IT and cybersecurity tools are the best way to improve our operating efficiency and enhance security standards while properly meeting our customers’ needs, which are increasingly linked to digital channels. For more information see “Item 4. Information on the Company–Capital Expenditures.”

In terms of cost control, during 2019 our cost base posted a 8.1% annual increase when compared to 2018, mainly as a result of non-recurring expenses, including: (i) a special bonus granted to part of the staff due to their commitment to the Bank’s customers during Chile’s social turmoil in October 2019, (ii) higher fixed-assets maintenance expenses due to the impact of protests on part of our infrastructure, (iii) an increase in severance payments related to organizational restructuring we undertook in order to adapt our structure to new challenges associated with our digital transformation, and (iv) the development of internal projects related to risk modeling, enhancement of our cybersecurity standards and process automation through robotics, among others. When isolating those effects, our cost base is aligned with our strict cost control policy that has been deployed across our corporate structure. With respect to operating efficiency, our cost-to-income ratio slightly improved from 45.5% in 2018 to 45.0% in 2019. For more information, see “Item 5. Operating and Financial Review and Prospects–Results of Operations for the Years Ended December 31, 2016, 2017 and 2018–Operating Expenses.”

●	Main Achievements in 2019

(1) Business & Risk Intelligence

Over the last years we have focused on developing diverse business intelligence tools in order to better serve current customers while attracting new potential clients. During 2019, we continued to develop this strategic pillar by deploying new and enhancing existing analytic tools, which have permitted us to optimize and make our commercial processes and campaigns more efficient while providing our customers with tailored and timely value service and product offerings.

Throughout 2019, we continued to enhance our CRM system and sales platform, as well as Pricing 360°. In our branches, we upgraded our service model by implementing self-service platforms and optimizing the process to offer timely service. Following these actions, we implemented the E360° platform, a commercial tool that allows our account officers to effectively standardize all commercial processes, efficiently manage marketing campaigns and track their promises made to clients.

In 2019, we also continued to implement our pre-approved consumer loan program pursuant to which we target a selected group of retail customers in order to meet their borrowing needs based on their risk profile, financial condition and spending patterns. During 2019, the origination of pre-approved loans increased 10% compared to 2018 (excluding Consumer Banking), while 41.2% of our total consumer loan origination (including the upper, middle and lower income segment) was associated with pre-approved loans. Also, during 2019 we added SMEs to the pre-approved loan program, which permitted us to meet their needs properly and timely. The SMEs pre-approved loan program is a key factor for this segment’s performance achievements for year-end loan balances. We expect to spread this model to other lending products and clusters of customers as we believe it can continue to have a positive impact on productivity.

(2) Branch Network Optimization

We firmly believe that remote channels are the future of banking, particularly amid new regulatory requirements, intensified competition, the entry of new banking players and higher reputational exposure, all of which translates into higher costs. Similarly, customers are increasingly demanding new and innovative distribution channels and visiting branches less, given lack of time, but mostly due to the massive use of internet and the fast adoption of smartphones. In 2018, these trends led us to undertake financial and strategic analyses aimed at revising our entire branch network in terms of profitability, location, layout and services offered through these channels. In 2019 we continued to deploy this analysis by considering demographic change, physical coverage, and customers’ profiles, among other topics. As a result, we reduced our branch network from 390 locations in 2018 to 353 locations in 2019. Most of this decrease was related to the closure of 15 Banco de Chile and 41 CrediChile branches. We expect to continue revising and optimizing our nationwide branch network during 2020.

(3) Enhancement of Cybersecurity Capabilities

In 2019, approximately 70% of our customers’ transactions were carried out through our digital platforms (including smartphones and website). This imposes new challenges related to cybersecurity. As part of the efforts to improve our cybersecurity risk management, we created the Cybersecurity Division in June 2018, which replaces our former Technological Security Area. The new division is the first line of defense and is in charge of mitigating and managing cybersecurity threats. The new division’s mission is to build the new Banco de Chile Cybersecurity Center, which is expected to enable the division to undertake actions and develop projects that were formerly outsourced. The division is composed of two areas, the Cybersecurity Engineering Area and the Cyber defense Area, in addition to diverse units that are focused on managing projects aimed at improving our cybersecurity protocols and procedures.

During 2019, the Cybersecurity Division took various actions, including implementing new technological platforms, updating cybersecurity processes and protocols, utilizing an active talent attraction strategy in order to promote a cybersecurity culture across the company and spread knowledge and developing competences that all of our employees should have with respect to cybersecurity. The division also conducted diverse awareness campaigns and e-learning security standards for managing sensitive information and training activities in order to prevent information leakage. The division also enhanced the authentication process, while reducing internal incident response times. During 2019, the Bank did not receive any complaints related to cybersecurity breaches.

●	Commitment to Chile

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

●	Main Achievements in 2019

(1)	Entrepreneurship Support and Financial Literacy

During 2019, in the normal course of business, we continued to support diverse social endeavors by collaborating with “Desafío Levantemos Chile”, which is a non-profit organization that aims to promote entrepreneurship throughout Chile and especially within lower income segments. Based on this partnership, we assist people and microbusiness affected by natural disasters occurred in Chile by donating both monetary and non-monetary resources to help re-establish entrepreneurs’ and families’ working capacity.

Furthermore, during 2019 we held the fourth “Entrepreneur Challenge Contest”, which was a joint venture between Banco de Chile and “Desafío Levantemos Chile”. This nationwide contest aims to promote those initiatives that incorporate social factors as drivers of entrepreneurship rather than only maximizing earnings. Accordingly, we convened micro entrepreneurs who incorporate a social and sustainable vision as part of their business activities through creativity and innovation. In 2019, more than 56,500 entrepreneurs participated in the contest, of which the five most innovative business concepts were rewarded.

Also, with the aim of improving the quality of life of people and supporting micro entrepreneurs in their ventures, we held several workshops on Financial Literacy across the country, gathering over 7,000 participants during 2019. The main objective of this program is to motivate people to change their consumption behavior, when necessary. Thus, we provide them with specific information and knowledge intended to improve their economic situation by promoting savings and avoiding over-borrowing. Through CrediChile, during 2019 we held 42 on-site workshops that were attended by roughly 1,600 micro-entrepreneurs and general people throughout Chile.

Also, as a result of Chile’s social unrest during the fourth quarter of 2019, many economic sectors, particularly in the SME segment, were forced to operate only partially as a consequence of the aftermath of the protests and demonstrations that seriously damaged public and private infrastructure, ultimately reducing the productive capacity of many Chilean companies and deteriorating their financial condition. In order to support customers who had been affected by these events, we conducted various initiatives focused on assisting SMEs and microbusinesses impacted by infrastructure damage and working capital constraints due to a drop in sales. One of these efforts was the implementation of the “Supportive Plan for SMEs and Entrepreneurs” (Plan Nacional de Apoyo a Pymes y Emprendedores), a commercial initiative that consisted of: (i) emergency financing at preference interest rates for a total amount of Ch$23,000 million (approximately U.S.$30 million) and (ii) rescheduling loan installments and expiring dates for those companies that were unable to comply with their commitment at the appointed date. Moreover, since October 2019, we participated in fundraising campaigns and donation activities in partnership with “Desafío Levantemos Chile”. Also, we anticipated and reduced the invoice payment period to our SME suppliers from 21 to 10 days on average, in order to alleviate their cash flows requirements. Additionally, we maintained active communication with government institutions regarding public initiatives focused on the financial and productive recovery for our customers.

(2)	Disability Inclusion

Our commitment to disabled people is permanent. During 2019 we worked once again alongside Teleton for its annual fund-raising campaign by putting our nationwide distribution network including branches, ATMs, internet-based platforms and mobile applications for smartphones, in addition to other technological resources at Teleton’s disposal. However, due to Chile’s social turmoil during the fourth quarter of 2019, the fundraising campaign was postponed from November 2019 to April 2020. Despite the postponement, we made an important monetary donation to Teleton in advance. We have been supporting the Teleton Foundation since its establishment 41 years ago, supporting disabled athletes and artists.

During 2019 we continued to promote our Inclusion Policy across the corporation. This policy is intended to improve our knowledge of physical disability and develop higher sensitivity concerning the treatment of disabled people. We believe this is the first step to improve the service we render to customers who experience this reality while providing our disabled employees with supportive workplace conditions and benefits. Under this approach, we continued to improve many branches for our disabled customers in order to make them fully accessible, while also setting up 364 self–service accessible devices with inclusive access and 423 ATMs in compliance with the Americans with Disabilities Act.

Additionally, we held the second season of Expo Inclusión, a recruitment fair through which we aim to strengthen our commitment to the disabled community. As a result, in 2019 over 1.2% of our staff identified as disabled, which is above the minimum required by the Chilean law. More so, we have continued to advance our plan of special benefits for our current disabled employees while implementing inclusive recruitment processes.

Lastly, we also implemented other initiatives benefiting disabled people in a wide range of activities, such as: (i) the 26th annual wheelchair Banco de Chile Cup that brings together more than 50 wheelchair tennis players from Argentina, Perú, Brazil and Chile, among others countries, and (ii) our collaboration and sponsorship to outstanding disabled athletes that represent Chile in various tournaments across the globe.

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

In 2019, our corporate volunteer team participated in a national campaign aimed at protecting and supporting homeless people during the coldest nights of the winter by providing them roughly 3,500 first-aid kits, which included jackets, gloves and winter caps. Also, after the severe wildfires in the La Araucanía region, our volunteers rebuilt houses and implemented inclusive accesses, to improve the quality of life for families.

Overall, during 2019 our corporate volunteer team, made up of 3,900 volunteers, participated in 238 volunteer services ranging from Teleton to environmental conservation, which aimed to aid more than 335,000 beneficiaries.

(4)	Environmental Sustainability

Environmental sustainability has become a crucial goal for us. Since 2015 we have deployed various programs and initiatives to mitigate the impact of our daily operations on the environment, including efficiently using energy, paper and water, reducing our Greenhouse Gasses (“GHG”) footprint, and utilizing sustainable transportation of our employees.

To advance these efforts, we launched the Carpooling program in the fourth quarter of 2019. Through a collaborative mobile application used by our staff, this program used carpooling to mitigate the impact of our employees’ daily commute on the environment. The Carpooling program helps to reduce both fuel consumption and GHG emissions. In the last quarter of 2019, almost 100 rides were shared under this initiative and the mobile application reached more than 410 active users by the end of the year.

Additionally, we continued to improve our energy consumption during 2019. We replaced 25% of our headquarter’s fluorescent lamps with LCD-based lights, and will continue making this change across our offices and branches. We managed to reduce our paper consumption by approximately 31 tons, which is a 6% increase from 2018.

Last, our environmental commitment was not only reflected in our internal efforts, but also in our core business. In August 2019, we issued our first green bond for approximately U.S.$48 million, placed in Hong Kong with a tenor of 12 years. This funding is aimed at refinancing renewable energy projects in many Chilean regions.

(5)	Other Initiatives

We continued to make charitable contributions to improve the quality of education across lower income segments through the Astoreca Foundation, which was founded 16 years ago. During 2019 we supported more than 2,400 students through this initiative.

●	Teamwork

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

●	Main Achievements in 2019

(1)	Collaboration

During 2019 we carried out an internal campaign to recognize those employees who significantly contribute to our collaboration efforts. As a result, approximately 1,100 employees were acknowledged by their colleagues, and approximately 200 employees a month received public congratulations from their colleagues.

(2) Other initiatives

We also seek to remain one of the most respected employers in Chile. We continue to strengthen our connection to our employees in order to align corporate values and goals with their career development and personal goals. In this regard, we have continued to focus on developing leadership capabilities and overall technical skills through approximately 976 training activities that were attended by approximately 76,009 attendees. We believe these initiatives are aligned with our strategy and the professional development that our team aspires to achieve.

Ownership Structure

The following diagram shows our share ownership structure as of April 24, 2020:

Quiñenco S.A.
50.0%
50.0%
Citigroup Inc.
LQ Inversiones Financieras S.A.
99.99%
Inversiones LQ – SM Ltda.
46.34%
Other Public Shareholders
48.74%
0.11%
4.81%
BANCO DE CHILE

Principal Business Activities

We are a full-service financial institution that provides, directly and indirectly through our subsidiaries and affiliates, a wide variety of lending and non-lending products and services to all segments of the Chilean financial market. Accordingly, for management purposes we organize our operations in the following four business segments:

Banco de Chile
Retail Banking
Wholesale Banking
Treasury and Money Market Operations
Operations through Subsidiaries
• Securities Brokerage
• Mutual Funds
• Insurance Brokerage
• Financial Advisory
• Securitization
• Collection Services

The information related to our business segments presented in this section has been prepared in accordance with our internal reporting policies. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Results of Operations for the Years Ended December 31, 2017, 2018 and 2019—Business Segments” and “Item 5. Operating and Financial Review and Prospects—Operating Results—Results of Operations for the Years Ended December 31, 2017, 2018 and 2019—Summary of Differences between Internal Reporting Policies and IFRS” for a description of the most significant differences between our internal reporting policies and IFRS.

The following table sets forth information on the composition of our loan portfolio and our consolidated income before income tax in accordance with our internal reporting policies for the year ended December 31, 2019, allocated among our principal business segments:

	For the Year Ended December 31, 2019
	Total Loans		% Participation in Total Loans	Income before Income Tax(1)
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$, except percentages)
Retail market	Ch$	19,158,183	63.8%	Ch$	363,428
Wholesale market		10,836,462	36.1		298,748
Treasury and money market operations		–	–		17,824
Operations through subsidiaries		24,823	0.1		82,692
Other (adjustments and eliminations)		–	–		–
Total	Ch$	30,019,470	100.0%	Ch$	762,692

(1)	This net income breakdown is used for internal reporting and planning purposes and it is based on, among other things, our estimated funding cost and direct and indirect cost allocations. This breakdown may differ in some extents from breakdowns of our operating income for financial reporting and regulatory purposes. Separate information on the operations, assets and income of our financial services subsidiaries and affiliates is provided below under “—Operations through Subsidiaries.”

The following table sets forth our consolidated operating revenues in accordance with our internal reporting policies, allocated among our principal business segments, for the years indicated:

	For the Year Ended December 31,
	2017		2018		2019
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$)
Retail market	Ch$	1,133,683	Ch$	1,200,005	Ch$	1,338,564
Wholesale market		400,586		460,732		468,676
Treasury and money market operations		30,853		57,485		22,618
Operations through subsidiaries		158,535		170,051		199,610
Other (adjustments and eliminations)		(14,387)		(14,990)		(14,948)
Total Operating Revenues	Ch$	1,709,270	Ch$	1,873,283	Ch$	2,014,520

The following table sets forth a geographic market breakdown of our operating revenues in accordance with our internal reporting policies, for the years indicated:

	For the Year Ended December 31,
	2017		2018		2019
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$)
Chile	Ch$	1,723,657	Ch$	1,888,273	Ch$	2,029,468
Banking operations		1,565,122		1,718,222		1,829,858
Operations through subsidiaries		158,535		170,051		199,610
Foreign operations		―		―		―
Operations through subsidiaries		―		―		―
Other (adjustments and eliminations)		(14,387)		(14,990)		(14,948)
Total Operating Revenues	Ch$	1,709,270	Ch$	1,873,283	Ch$	2,014,520

Retail Banking Segment

Our retail banking segment serves the financial needs of individuals and small and medium sized companies through our branch network. As of December 30, 2019, our retail banking segment managed 283 branches operating under our “Banco de Chile” and “Banco Edwards-Citi” brand names and 76 branches within the “Banco CrediChile” network. As of December 31, 2019, loans granted by our retail banking segment amounted to Ch$19,158,183 million and represented 63.8% of our total loans as of the same date.

In terms of composition, as set forth in the following table, as of December 31, 2019 our retail segment’s loan portfolio was principally focused on residential mortgage loans, which represented 48.0% of the segment’s loan book. The remaining loans were distributed between commercial loans (28.4%) and consumer (23.6%).

	As of December 31, 2019
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$, except percentages)
Commercial loans	Ch$	5,439,305	28.4%
Residential mortgage loans		9,191,536	48.0
Consumer loans		4,527,342	23.6
Total	Ch$	19,158,183	100.0%

We serve the retail market through two different and specialized areas: (i) the Individual and SME Area and (ii) the Consumer Finance Area (or Banco CrediChile).

Individual and SME Area

The Individual and SME Area is responsible for offering financial services to individuals with monthly incomes over Ch$500,000 (or Ch$6.0 million per year) and to small and medium sized companies with annual sales of up to approximately Ch$2,000 million. This area manages the portion of our branch network operating under the brand names “Banco de Chile” and “Banco Edwards Citi” and had 283 branches as of December 31, 2019.

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

During 2019, the Individual and SME Area focused on targeted growth opportunities while developing new business solutions and benefits for its clients in order to improve our customers’ experience. For instance, we implemented the E360° platform, a commercial tool that allows us to standardize our commercial processes in order to achieve an efficient approach to customers in order to manage the ongoing relationship and marketing campaigns. Moreover, during 2019 we added our SME clients to the pre-approved loan program, allowing us to properly and timely meet their needs, explaining the improved performance of this segment in terms of year-end loan balances. In addition, we migrated our SME customer base to Banconexion 2.0, our new website that aims to improve the customer experience. As for our loyalty program, we added new alliances with entertainment service providers, allowing our customers to make use of discounts and receive other benefits at various music shows, festivals, restaurants and cinema theaters. We believe that comprehensive value offerings are crucial to both improving customer experience and attracting new customers.

In 2019, the Individual and SME Area achieved significant sales goals in terms of lending and saving products. In this regard, throughout the year it increased its customer base by approximately 110,000 new current account holders and attained record sales of new installment and residential mortgage loans granted to its customers.

As of December 31, 2019, the Individual and SME Area served approximately 1,066,493 core customers (those holding a current account or a loan outstanding) of which 936,937 were individuals and 129,556 were small and medium sized Chilean companies. This customer base resulted jointly in total loans granted to 892,529 borrowers, which included 134,125 residential mortgage loans debtors, 118,786 commercial loan debtors, 458,775 utilized lines of credit and 370,265 installment loans. As of the same date, the Individual and SME Area held 954,790 current accounts, 109,695 savings accounts and 279,993 time deposits.

As of December 31, 2019, loans granted by the Individual and SME Area amounted to Ch$18,468,455 million, which represented 61.5% and 96.4% of our total loans and loans granted by our retail market segment, respectively, as a whole. The following table sets forth a breakdown of the unit’s loan portfolio by lending product in accordance with our internal reporting policies, as of December 31, 2019:

	As of December 31, 2019
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$, except percentages)
Commercial loans
Commercial credits	Ch$	4,551,211	24.6%
Leasing contracts		540,481	2.9
Other loans		307,054	1.7
Total Commercial Loans		5,398,746	29.2
Residential Mortgage Loans		9,126,400	49.4
Consumer Loans
Installment loans		2,534,377	13.7
Credit cards		1,115,219	6.0
Lines of credit and other loans		293,713	1.6
Total Consumer Loans		3,943,309	21.4
Total	Ch$	18,468,455	100.0%

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

As of December 31, 2019, we had Ch$2,534,377 million in installment loans granted by our Individual and SME Area, which accounted for 64.3% of the retail market business segment’s consumer loans. Most of these installment loans are denominated in Chilean pesos and are payable on a monthly basis.

Residential Mortgage Loans

As of December 31, 2019, we had outstanding residential mortgage loans of Ch$9,191,536 million (under internal reporting policies considering the Bank as a whole), which represented 30.6% of our total loan book as of the same date. According to information published by the CMF, as of December 31, 2019, we were Chile’s second largest private sector bank in terms of year-end mortgage loans balances, accounting for approximately 17.2% of mortgage loans granted by the Chilean banking industry, excluding operations of banks’ subsidiaries operating abroad.

Our residential mortgage loans are generally denominated in UF and have maturities ranging from five to 30 years. As of December 31, 2019, the average residual maturity of our residential mortgage loan portfolio was 19.5 years. Originally, we funded our residential mortgage loans through the issuance of mortgage finance bonds, which are recourse obligations only to us with payment terms that are matched to the residential loans. Also, the mortgage finance bonds bear real market interest rates plus a fixed spread over the variable rate of the UF, which permits us to partially reduce our exposure to interest rate fluctuations and inflation. Chilean banking regulations allow us to finance up to 100% of a residential mortgage loan with mortgage finance bonds, based on the purchase price of the property securing the loan or the appraised value of such property. In addition, we generally require that the monthly payments on a residential mortgage loan not exceed 25% of the borrower’s household after tax monthly income, when the customer belongs to the low income population segment. However, that limit may be adjusted for the middle and high income population segments.

Over the last decade, we have also promoted the expansion of Mutuos Hipotecarios, a mortgage lending product, which is not financed by mortgage finance bonds, but instead through our general funds. As of December 31, 2019, our residential mortgage loan portfolio was principally composed of Mutuos Hipotecarios, as customers have preferred them due to their flexibility and simplicity (for instance the interest rate is known in advance by the customer, which is not the case for mortgage finance bonds that are traded in the secondary market and, therefore, subject to discounts), as they are easier to prepay and permit financing of up to 100% of the purchase price (as stated by the applicable local regulation), although banks limit such maximum financing portion based on internal credit policies and economic cycles, among others.

The following table sets forth the composition of our residential mortgage loan portfolio by product type:

	As of December 31, 2019
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$, except percentages)
Secured Residential Mortgage Loans(1)
Loans financed with Mortgage Bonds	Ch$	14,774	0.2%
Mutuos Hipotecarios		9,188,286	99.8
Total Secured Residential Mortgage Loans	Ch$	9,203,060	100.0%

(1)	Corresponds to the Bank’s total secured residential mortgage loans and not only those associated with the Individual and SME Area.

As shown above, as of December 31, 2019 residential mortgage loans related to Mutuos Hipotecarios represented 99.8% of our total residential mortgage loan portfolio, while the remaining 0.2% corresponded to mortgage loans financed with Mortgage Bonds. As of the same date, the Mutuos Hipotecarios portfolio had an average origination period of 5 years (the period from the date when the loans were granted to the specified date) and 6.2% of these loans had been granted by CrediChile. Conversely, as of December 31, 2019, loans financed with Mortgage Bonds had an average origination period of 18 years (the period from the date when the loans were granted) and 5.1% of these loans had been granted by CrediChile. In terms of credit risk, in 2019, loans related to Mutuos Hipotecarios, as well as those financed with Mortgage Bonds, had low gross (before recoveries) credit risk ratios of 0.02% and 0.00%, respectively. It is important to mention that the residential mortgage loan portfolio financed with Mortgage Bonds is annually decreasing in an amount, and as a proportion of, the total residential mortgage loan portfolio because it is composed of old loans and the instrument is no longer offered by the Bank.

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

Credit–granting Requirements (in millions of Ch$, except percentages)

Requirements (in millions of Ch$, except percentages)
Loan–to–Value Ratio	≤80%	>80%
New Customers (1)
Employed
Years employed	> 1 year	> 1 year
Monthly Income	> Ch$0.5	> Ch$2.2
Self-Employed
Years Employed (2)	> 2 years	> 2 years
Monthly Income	> Ch$0.5	> Ch$2.2
New Customers with a University degree (3)
Employed
Years employed	> 1 year	> 1 year
Monthly Income	> Ch$0.5	> Ch$1.8
Self-Employed
Years Employed(2)	> 2 years	> 2 years
Monthly Income	> Ch$0.5	> Ch$1.8

(1)	Refers to customers with or without university degree, who do not supplement income with a guarantor’s income.

(2)	In the case of self-employed customers, years employed refers to the minimum period of time in which the customer has filed annual tax bills with the Chilean Internal Revenue Service.

(3)	Refers to customers with university degree awarded by a group of universities according to our internal credit approval process.

During 2019, only 0.1% of the residential mortgage loans granted to our customers financed between 90% and 100% of the property value. Similarly, during 2019, loans financing between 75% and 90% of the property appraised value represented 45.8% of these loans, loans financing between 50% and 75% of the property value represented 42.1% of these loans, and loans financing less than 50% of the property value represented 12.0% of these loans. According to our prudent risk approach, we have been tightening our credit granting policy for residential mortgage loans by restricting the loan financing limit as a percentage of the property’s value, although higher financing may be granted to longstanding customers within specific segments. This explains the decrease in the share of residential mortgage loans that financed between 90% and 100% of the property value over the last years, from 14.9% in 2015 to 0.1% in 2019.

An additional feature of our mortgage loans is that mortgaged property sometimes, and under certain conditions, secures some of the mortgagor’s other credits with us, including installment loans and due balances associated with credit cards and credit lines. Our total amount of loans secured by real estate guarantees, their loan–to–value (LTV) ratio and their relative share in our total loan portfolio, as of December 31, 2019, are depicted in the table below:

	As of December 31, 2019
	Outstanding Balance		LTV(2)(3)	% of Bank’s Total Loans
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$, except percentages)
Secured Loans(1)
Residential Mortgage Loans	Ch$	9,203,060	68.6%	30.7%
Other than mortgage loans		1,087,138	25.9	3.6
Total Secured Loans	Ch$	10,290,199	76.7%	34.3%

(1)	Corresponds to the Bank’s total secured loans and not only those associated with the Individual and SME Area.

(2)	LTV ratio is computed as the amount of secured loans divided by the value of their associated collateral.

(3)	For other-than-mortgage loans, the LTV ratio is computed as the amount of the excess guarantee (after deductions) of the balance of the associated residential mortgage loans, as those guarantees are initially established in order to secure the residential mortgage loan.

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

In addition, the following table sets forth the composition of the other-than-mortgage loans secured by real estate guarantees:

	As of December 31, 2019
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$, except percentages)
Secured Other-than-Mortgage Loans(1)
Consumer Loans	Ch$	755,563	69.5%
Credit Cards		261,325	24.0
Credit Lines		70,251	6.5
Total Secured Other-than-Mortgage Loans	Ch$	1,087,138	100.0%

(1)	Corresponds to the Bank’s total secured Other-than-Mortgage Loans and not only those associated with the Individual and SME Area.

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

Credit Cards

As of December 31, 2019, we issued both individual and corporate Visa and MasterCard credit cards. In addition to traditional credit cards, our portfolio also includes co-branded cards. As of December 31, 2019, we had two loyalty programs or cobranding agreements, namely “Travel Club” and “Entel Visa”. Credit cards issued under these cobranding agreements supplemented the credit cards that we issued under the brand names Banco de Chile, Banco Edwards-Citi and Banco CrediChile. In addition, as of December 31, 2019, we offered 17 types of credit cards, targeting diverse types of segments and encompassing different benefits, including: Visa Corporate, Visa Corporate Signature, Visa Dorada, Visa Infinite, Visa Internacional, Visa Platinum, Visa Platinum Pyme, Visa Pyme/Empresarial, Visa Signature, Visa Signature Entel, MasterCard Black, MasterCard Dorada, MasterCard Internacional, MasterCard Platinum, MasterCard Corporate and MasterCard Corporate Executive.

Two of our affiliates, Transbank S.A. and Nexus S.A., provide us with merchant acquisition and credit card processing services. As of December 31, 2019, Transbank S.A. had 11 shareholders (including us) and Nexus S.A. had six shareholders (including us), all of which were banks. As of the same date, our equity ownership in Transbank S.A. was 26.16% and our equity ownership in Nexus S.A. was 29.64%.

As of December 31, 2019, we had 1,402,283 valid credit card accounts, with 1,571,691 credit cards issued to individuals and small and medium sized companies, held by 1,122,794 customers (including credit cards issued by CrediChile). Total charges on our credit cards during 2019 amounted to approximately Ch$4,623,674 million, with Ch$4,154,105 million corresponding to purchases in Chile and abroad and Ch$469,569 million corresponding to cash withdrawals both within Chile and abroad. The amount of purchases made by our customers in Chile (which include charges associated with credit cards issued by CrediChile) accounted for 18.7% of the total purchase volume of banks’ credit cards in Chile in 2019, according to statistics provided by Transbank S.A.

As of December 31, 2019, our credit card loans to individuals and small and medium sized companies amounted to Ch$1,115,219 million and represented 24.6% of our retail market business segment’s consumer loans.

We believe that the Chilean market for credit cards has a high growth potential, especially among lower and middle income customer segments, as the average merchant fees should continue to decline due to increasing competition from other banks that operate in Chile, as well as large department stores and other non-banking competitors that are involved in the issuance of credit cards. As a result, we strive to develop customized commercial strategies to reinforce this payment channel by applying business intelligence tools that enable us to satisfy the needs of our diverse customer base. It is important to note that following the new rules issued in the last years by our regulator, the processing and merchant acquiring services for credit and debit cards (particularly related to new acquirers) may now be accomplished through a four-party mechanism, in order to facilitate the entry of new players. As of the date of this annual report, most merchant acquiring services are provided in Chile by Transbank S.A., but some competitors have already begun to implement this new four-party pricing model for their own business, which is expected to change the market dynamics.

Commercial Credits

Commercial credits granted by our Individual and SME Area mainly consist of project financing, long-term financing and working capital loans granted to small and medium sized companies, which are denominated in Chilean pesos, UF and U.S. dollars and may bear fixed or variable rates of interest with average maturities of approximately six years. As of December 31, 2019, our Individual and SME Area had outstanding commercial loans of Ch$4,551,211 million, representing 23.8% of the retail banking segment’s total loans and 15.2% of our total loans as of the same date.

Leasing Contracts

Leasing contracts are financial leases for capital equipment and property. Leasing contracts may bear fixed or variable interest rates and they generally have terms that range from one to five years for equipment and from five to 20 years for properties. Most of these contracts are denominated in UF. As of December 31, 2019, our Individual and SME Area had outstanding leasing contracts of Ch$540,481 million, representing 2.8% of the retail banking segment’s total loans and 1.8% of our total loans as of the same date.

Lines of Credit

As of December 31, 2019 the Individual and SME Area had approximately 818,806 approved lines of credit to individual customers and small and medium sized companies. Also, the unit had outstanding advances to 458,775 individual customers and small and medium sized companies that totaled Ch$293,146 million, or 1.5% of the retail banking segment’s total loans and 1.0% of our total loans.

Our lines of credit for individual customers are generally available on a revolving basis, up to an approved credit limit, and may be used for any purpose. Advances under lines of credit are denominated in Chilean pesos and bear an interest rate that is set monthly.

Debit Cards

We offer different types of debit cards to our customers. Depending on their specifications, these cards can be used for banking transactions at ATMs that operate on the local network provided by Redbanc and the local network of merchants participating in the local Redcompra debit program. Also, our debit cards can be used internationally through the Visa International PLUS network or the international network of merchants associated with the Electron program. We name these debit cards depending on the card’s specific features and the link between the brand and target market which they serve. During 2019, we offered the following debit cards: Visa Infinite, Visa Estándar, Visa Signature, Visa Platinum, Chilecard and debit cards for companies. As of December 31, 2019, according to monthly statistics provided by Transbank S.A., the Individual and SME Area held a 12.6% market share of debit card transactions (not including debit cards issued by Banco CrediChile, as those are reported under our Consumer Finance Area), which corresponds to approximately 184 million transactions throughout the year.

Deposit Products

We strategically offer deposit products to increase our deposit-taking activities as a means of diversifying our sources of funding. We believe that the deposits of our individual customers provide us with a relatively low-cost, stable source of funding, as well as an opportunity to cross-market our other products and services. In this regard, we offer current accounts, time deposits and savings accounts to our individual customers. Current accounts are Chilean peso-denominated and the majority bear no interest (approximately 0.06% or 612 of our total current accounts are interest-bearing), and savings accounts are denominated in UF and bear a fixed-interest rate. Time deposits may be denominated in Chilean pesos, UF and U.S. dollars and most of them bear interest at a fixed rate with terms that range between seven to 360 days.

While demand has historically been focused on UF-denominated deposits during periods of high inflation, demand for Chilean peso-denominated deposits has increased in recent years as a consequence of lower and more stable inflation rates in Chile.

In the last years, we have seen an important increase in demand deposits. In fact, amid the high volatility and low interest rates observed in the financial markets throughout 2008 and 2009 (in line with monetary stimulus undertaken by central banks worldwide to overcome the financial crisis), we benefited from a flight-to-quality effect, since customers increasingly deposited their funds in their current accounts managed by us, particularly those denominated in Chilean pesos, as they preferred liquidity to investing in products with low profitability. A similar phenomenon has taken place over the last few years as a result of the Central Bank’s monetary stimulus plan in response to (i) Chile’s economic slowdown towards the end of 2013 and (ii) inflation below the Central Bank’s target. Hence, as low interest rates have prevailed in Chile since 2014 interest rates paid on Chilean peso-denominated saving accounts and time deposits have remained low. The same flight-to-quality effect mentioned earlier took place in the last quarter of 2019, as a consequence of the social unrest in Chile, translating into increased uncertainty motivating depositors to seek safer products and financial institutions, while maintaining enough liquidity in case of additional trouble. This trend has encouraged investors to opt for current accounts over interest-bearing deposits. As a result, according to our management information system, annual average balances of current accounts and demand deposits managed by our Individual and SME Area increased by 7.2% and 10.2% in 2018 and 2019, respectively.

Consumer Finance Area (Banco CrediChile)

The Consumer Finance Area provides loans and other financial services to low and middle income segments (individuals whose monthly incomes range from Ch$180,000 to Ch$500,000), which historically have only been partially served by financial institutions. Also, our Consumer Finance Area serves micro businesses. Banco CrediChile represents an alternative delivery channel for our products and services to these segments, maintaining a separate brand supported by a network of 76 Banco CrediChile branches as of December 31, 2019. Banco CrediChile was established in 2004 from what was formerly our consumer banking area. During 2008, Banco CrediChile was merged with the consumer area of Citibank Chile (Corporación Financiera Atlas S.A.) as a consequence of our merger with Citibank Chile.

Banco CrediChile offers its customers a variety of banking products, such as consumer loans, credit cards, residential mortgage loans and a demand deposit account (see “—CuentaChile Demand Accounts”) targeted at lower income customers. As of December 31, 2019, Banco CrediChile had approximately 295,851 core customers (those holding either a current account or a loan with us) and 365,601 active demand accounts. As of the same date, total loans outstanding managed by CrediChile amounted to Ch$689,728 million, representing 2.3% of our total loans outstanding as of the same date.

The following table sets forth the composition of Banco CrediChile’s loan portfolio in accordance with our internal reporting policies, as of December 31, 2019:

	As of December 31, 2019
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$, except percentages)
Consumer loans
Installment loans	Ch$	504,367	73.1%
Credit cards		77,130	11.2
Lines of credit and other consumer loans		2,536	0.4
Total consumer loans		584,033	84.7
Residential mortgage loans		65,136	9.4
Commercial loans		40,559	5.9
Total	Ch$	689,728	100.0%

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

During 2019, Banco CrediChile continued to enhance these service models in order to penetrate those segments by offering innovative banking solutions. As of December 31, 2019, Banco CrediChile had 766 ‘CajaChile’ locations at various convenience stores located throughout geographically and/or socially isolated areas. Through these networks, CrediChile provides its customers with a basic array of financial services including bill payments, deposits, installments loan payments and cash withdrawals. As of the same date, commercial loans granted to microbusinesses accounted for approximately Ch$47,737 million, associated with 14,030 borrowers. From the business perspective, CrediChile’s loan balances decreased by approximately 8% when compared to 2018, which was the consequence of both the deceleration in private consumption evidenced across the whole economy and also a reduced risk appetite for this sub-segment in light of various regulations. This element compelled Banco CrediChile to focus on operational efficiency, productivity and cost control, and also to extend some of Banco de Chile’s products and services to this sub-segment, such as accounts, investment and savings services and international debit cards. Also during 2019, CrediChile continued to strengthen its relationship with customers by promoting the usage internet-based services and mobile banking applications in order to improve productivity and efficiency. At the same time, we have continued to promote a dual service model by merging branches in certain locations for Banco de Chile and CrediChile customers, which in turn allows us to benefit from economies of scale by optimizing the use of spaces. Lastly, our Consumer Finance Area launched two financial literacy programs to promote customers’ economic wealth-being by holding various workshops that benefited approximately 7,000 people in Chile.

Banco CrediChile employs a specific credit scoring system, developed by our retail credit risk division, as well as other criteria to evaluate and monitor credit risk. Thus, in order to ensure the quality of its loan portfolio, Banco CrediChile adheres to our general loan origination procedures, particularly with regard to the use of our credit scoring system and credit management policies, including the use of credit bureaus and the services of the CMF. In addition, Banco CrediChile carries out rigorous procedures for the collection of past due loans through Socofin S.A., our specialized collection subsidiary. We believe that we have suitable procedures and infrastructure in place to manage the risk exposure of Banco CrediChile. These procedures allow us to take advantage of the attractive growth and earnings potential of this market segment while at the same time managing our exposure to a higher risk segment. See “Item 3. Key Information—Risk Factors—Risks Relating to our Operations and the Chilean Banking Industry—The growth of our loan portfolio may expose us to increased loan losses” and “Item 3. Key Information—Risk Factors—Risks Relating to our Operations and the Chilean Banking Industry—Our loan portfolio may not continue to grow at the same or similar rate.”

Consumer Lending

Banco CrediChile provides short to medium term consumer loans and credit card services. As of December 31, 2019, Banco CrediChile had approximately 193,138 consumer loan debtors related to installment loans amounting to Ch$504,367 million. As of the same date, Banco CrediChile had outstanding loan balances related to credit cards of Ch$77,130 million.

CuentaChile Demand Accounts

Banco CrediChile launched CuentaChile Demand Accounts in 2014, offering its customers a deposit product that is flexible and easy to use. This product allows us to tap into a section of the consumer market that otherwise would not be able to access and participate in the banking system because of its risk profile. The CuentaChile Demand Account is a non-interest bearing demand deposit account without checking privileges that targets customers who want a secure and comfortable means of managing and accessing their money. Customers holding this account may use an ATM card linked to their CuentaChile Demand Account to make deposits or automatic payments to other Banco CrediChile accounts through a network of 7,361 ATMs available throughout Chile as of December 31, 2019. CuentaChile Demand Account holders may execute transactions in all CrediChile branches and carry out basic banking operations in the CajaChile’s nationwide network, which is present in most Chilean regions and communities. CuentaChile Demand Account holders are entitled to make use of internet-based banking platforms and mobile applications provided by Banco CrediChile while also receiving electronic money transfers and benefiting from diverse loyalty programs designed by Banco CrediChile, under the Cuenta Chile Club, which include discounts and special offers for a wide array of stores and services. Banco CrediChile previously offered its customers traditional demand accounts (each known as a CrediChile Demand Account) that entitled its holders to receive payroll deposits, withdraw money from ATMs and perform basic purchasing transactions. The CuentaChile Demand Account replaced and improved the former product offered by CrediChile by increasing benefits to its holders.

As of December 31, 2019, Banco CrediChile had approximately 365,601 active CuentaChile Demand accounts. Holders of these accounts pay an annual fee, based on the number of withdrawals on the account line of credit and interest on any outstanding balance under the line of credit. All fees and interest due on a CuentaChile Demand Account are withdrawn automatically on a monthly basis from funds available in the account. In addition, CuentaChile Demand Accounts allow us to offer our wholesale customers the ability to pay their employees by direct deposit of funds sent to the individual employee’s account at Banco CrediChile, thereby increasing the potential for stronger long term relationships with our wholesale customers and their employees.

Wholesale Banking Segment

Our wholesale banking segment serves the needs of corporate customers. In 2019, this business segment recorded annual operating revenues of approximately Ch$468,676 million, which represented 23.1% of our total operating revenues. Also, for the year ended December 31, 2019 this segment recorded an income before income tax of Ch$298,748 million, which represented 39.2% of our consolidated income before income tax. As of December 31, 2019, loans granted by this business segment amounted to Ch$10,836,462 million and represented 36.1% of our total loan portfolio.

The following table sets forth the composition of our portfolio of loans to the wholesale market in accordance with our internal reporting policies, as of December 31, 2019:

	As of December 31, 2019
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$, except percentages)
Commercial credits	Ch$	7,576,878	69.9%
Foreign trade loans		1,310,493	12.1
Leasing loans		1,078,449	10.0
Factoring loans		687,646	6.3
Other loans		182,996	1.7
Total	Ch$	10,836,462	100.0%

As of December 31, 2019, we had 10,166 debtors out of a total of 27,828 core customers (those holding either a loan or a current account with us). Our wholesale customers are engaged in a wide range of economic sectors. As of December 31, 2019, loans granted by our wholesale banking segment were mainly related to:

●	financial services (approximately 22.2% of all loans granted by this business segment);

●	manufacturing (approximately 11.1% of all loans granted by this business segment);

●	construction (approximately 11.0% of all loans granted by this business segment);

●	commerce and trade (approximately 9.3% of all loans granted by this business segment);

●	communication and transportation (approximately 6.6% of all loans granted by this business segment);

●	agriculture, forestry and fishing (approximately 6.5% of all loans granted by this business segment);

●	community, social and personal services (approximately 2.7% of all loans granted by this business segment);

●	utilities (approximately 2.3% of all loans granted by this business segment); and

●	mining (approximately 2.2% of all loans granted by this business segment).

In line with our strategy of identifying and differentiating market segments in order to provide improved value propositions for a diversified customer base, two of our areas provide our wholesale customer base with banking and financial products and services: (i) the Corporate Area and (ii) the Large Companies Area.

Corporate Area

The Corporate Area provides banking products and services to corporations with annual sales exceeding approximately Ch$10,000 million. This area’s customers consist of a large proportion of Chile’s publicly-traded and non-listed companies, subsidiaries of multinational companies and conglomerates operating in Chile (including those operating in the financial, commercial, manufacturing, industrial, infrastructure and real estate sectors), projects and concessions, as well as family offices (wealth management). Thus, in addition to traditional lending products, this area offers a wide range of non-lending services related to project finance, deal structuring associated with business acquisitions, cash management, deposits and funds administration, financial advisory, among others. Also, this area is in charge of coordinating and overseeing both our Leasing Business and our International Private Banking Unit.

As of December 31, 2019, the Corporate Area had approximately 2,840 debtors out of a total of approximately 13,905 core customers (those holding either a current account or a loan with us). Also, this area managed total outstanding loans of Ch$7,775,520 million, which represented 25.9% of our total loan book as of the same date.

The following table sets forth the composition of our Corporate Area’s loan portfolio in accordance with our internal reporting policies, as of December 31, 2019:

	As of December 31, 2019
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$, except percentages)
Commercial credits	Ch$	5,651,623	72.7%
Foreign trade loans		809,240	10.4
Factoring loans		668,222	8.6
Leasing loans		508,882	6.5
Other loans		137,553	1.8
Total	Ch$	7,775,520	100.0%

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

In cash management, as of December 31, 2019, we were party to approximately 8,532 payment service contracts and approximately 949 collection service agreements with corporations. We believe that cash management and payment service contracts, in particular, provide us with a source of low cost deposits and the opportunity to cross sell our products and fees to payees, many of whom maintain accounts with us. Under our collection contracts, we act as a collection agent for our corporate customers, providing centralized collection services for their accounts receivable and other similar payments. For the year ended December 31, 2019, joint volumes associated with collection and payment agreements increased by approximately 11.8%.

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

Accordingly, during 2019, our Corporate Area continued to focus on: (i) maximizing cross-selling and profitability at the business relationship level, (ii) improving the customer experience with the bank’s distribution channels and (iii) promoting and motivating the area’s team to encourage “innovation” in all the business aspects managed by account officers. These initiatives are intended to optimize the risk-return relationship of this segment through non-lending revenues and customer proximity. In all of these areas, but particularly in cross-selling, the synergies that arise from the Global Connectivity Agreement with Citigroup have been important when assisting our corporate customers with off shore transactions, derivatives structuring and financial advisory services.

The slowdown evidenced in the local economy over the last years and, in particular, the decrease in overall investment spending across the country, affected the corporate lending business. This trend continued in 2019 with the aftermath of the social unrest that affected the Chilean economy in the last quarter of the year, resulting in a 0.7% decrease in loan balances as of December 31, 2019. However, our Corporate Area was able to cope with this backdrop by taking advantage of specific business opportunities in Cash Management services, illustrated by growth in demand deposits and a positive year for revenue coming from treasury products offered to corporate customers, particularly those related to spot and derivatives to hedge financial risks. Moreover, we managed to migrate roughly 90% of the entire corporate customer base to Banconexion 2.0, the enhanced version of our former website platform for companies.

In addition, the Corporate Area was able to deal with the effect of increased competition on lending margins by focusing on cross-selling, such as investment banking services offered through our investment banking subsidiary. During 2019, revenue from this subsidiary increased when compared to 2018, despite carrying out approximately 25 transactions. Also, once again, the subsidiary ranked first in terms of equity debt placement deals in the local market, while also being distinguished by LatinFinance as (i) the Best Investment Bank of the Year in Chile and (ii) the 2019 Deal of the Year in the Initial Public Offering category.

The foreign trade business is also managed by our Corporate Area, although balances and results are allocated to different business areas depending on the customer who performs the transaction. It is worth mentioning that during 2019, the foreign trade business recorded a 9.1% increase in loan balances for the Bank as a whole and a 8.0% expansion in the Corporate Area in particular.

Large Companies Area

Our Large Companies Area provides companies – with annual sales that range from approximately Ch$2,000 million to approximately Ch$10,000 million – with a broad range of financial products and services. Customers served by this area are those related to the commercial, manufacturing, agricultural, forestry, fishing and infrastructure sectors, among others.

As of December 31, 2019, we had 7,312 large companies debtors out of a total of 13,905 core customers (those holding either a current account or a loan with us). Loans granted by the Large Companies  Area amounted to Ch$3,060,942 million as of the same date, which represented 10.2% of our total loans.

The following table sets forth the loan portfolio composition of the Large Companies  Area, in accordance with our internal reporting policies, as of December 31, 2019:

	As of December 31, 2019
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$, except percentages)
Commercial credits	Ch$	1,925,255	62.9%
Leasing loans		569,567	18.6
Foreign trade loans		501,253	16.4
Factoring loans		19,424	0.6
Other loans		45,443	1.5
Total	Ch$	3,060,942	100.0%

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

The Large Companies  Area aims to provide its customers with excellent service based on proactive financial support that enhances long term relationships with customers. Over time, the area has developed service models intended to take advantage of synergies arising from the interaction of account and specialized support executives responsible for ensuring comprehensive customer service. These models have enabled the Large Companies Area to strengthen customer relationships and product offerings.

In 2019, the Large Companies Area continued to prioritize a customer centric approach in order to maintain a market-leading position in commercial banking. Notwithstanding the slowdown that affected the local economic landscape in 2019, the Large Companies Area was not disrupted by the decrease in local investment spending and posted an increase of 8.5%, or Ch$240,663 million, in year-end loan balances. Nonetheless, this increase was lower than the 12.0% increase in 2018, primarily due to the improvement in business sentiment and consumer confidence throughout that year in comparison with 2019.

A solid strategy aimed at finding new business opportunities while maintaining a high level of customer satisfaction also contributed to loan growth achieved by the Large Companies Area, with an increase of 9.9% in foreign trade loans balances on an annual basis and an increase of 20.2% in commercial credits.

Our factoring business is part of the Large Companies Area. During 2019, we posted an annual decrease of 1.8% in year-end balances of factoring loans on a consolidated basis. The Trade Finance Unit is also managed by the Large Companies Area. In 2019 our trade finance loans amounted to Ch$1,431,205 million on a consolidated basis, which represents a 9.1% annual increase in year-end balances.

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

Regarding funding functions, during 2019, we continued to develop a funding diversification strategy by conducting important transactions in Chile and abroad. This strategy is aimed at maintaining a competitive cost of funding that supports the value offerings we provide to our wide customer base and improving our liquidity by issuing debt of longer maturities that match long-term assets. For that reason, we are continually seeking alternative sources, types of instruments and markets. We generally conduct international bond issuances only if the cost (including costs of interest rate swaps and other transactional expenses) is below the cost of raising funds locally and the currency or interest rate exposure is fully hedged via cross currency swaps.

We are constantly striving to diversify our liability structure in terms of sources, types of instruments and markets with the aim of maintaining a competitive cost of funding and improving our liquidity. Thus, in 2019 we exploited downward trends in local interest rates to place long-term bonds at attractive spreads throughout the year. Furthermore, we also took advantage of specific windows of opportunity abroad. As a result, in 2019 we carried out the following debt placements:

●	Approximately U.S.$1,519 million (denominated in UF) within the local market. These debt placements had maturities ranging from two to 22 years (eight years on average) while bearing premium spreads over the relevant benchmark (Central Bank UF-denominated bonds or BCU rates) as illustrated by a weighted average real annual interest rate of 0.82%.

●	We also carried out various debt placements in the international capital markets by taking advantage of our superior credit rating within Chile and the Latin American region, which enabled us to benefit from liquidity and low interest rates in major capital markets. During 2019, we issued unsecured bonds totaling approximately U.S.$430 million, with tenors ranging between 10 and 20 years, in countries like Japan, Hong Kong, Australia, Peru and Norway.

●	In addition, we took advantage of the prevailing interest rate scenario at unseen low levels to issue UF-denominated subordinated bonds for approximately U.S.$286 million, bearing a weighted average real interest rate of approximate 1.02%. This funding had the double purpose of financing loan growth while bolstering our capital adequacy in the transition to Basel III.

●	Furthermore, we continued to utilize short-term funding associated with our commercial paper program, which provides us with funding for Trade Finance transactions, and during 2019, we issued a total amount of approximately U.S.$1,256 million. As of December 31, 2019 we had an outstanding balance of approximately U.S.$ 390 million.

The funding functions carried out by our Treasury area are complemented by our international area, namely International Financial Institutions (“IFI”), which manages relations with correspondent banks worldwide, facilitating international payments and obtaining foreign currency financing for us. As of December 31, 2019, we have established a network of approximately 600 foreign banks, among which we maintained credit relationships with approximately 140 correspondent banks, from which we maintained 21 account relationships. IFI played an important role in structuring international transactions aimed at diversifying our funding.

Regarding the management of our securities portfolio, as of December 31, 2019, the portfolio amounted to Ch$3,238,698 million and was composed of financial instruments measured at fair value through other comprehensive income that totaled Ch$1,366,343 million and securities held for trading amounting to Ch$1,872,355 million. As for the type of instruments included in our securities portfolio, as of December 31, 2019, 38.1% consisted of securities issued by the Central Bank and the Chilean Government, 47.2% consisted of securities issued by local financial institutions, and 14.7% consisted of securities issued by non-financial Chilean corporate issuers, foreign issuers and other securities. Our investment strategy is designed to supplement our expected profitability, risks and economic variable projections while adhering to the regulatory guidelines and internal limits defined by our finance committee. In this regard, neither proprietary trading nor speculation on equity holdings are business goals for us and, therefore, equity instruments only represented 0.3% of our investment portfolio as of December 31, 2019.

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

The following table sets forth information with respect to our financial services subsidiaries in accordance with our internal reporting policies as of December 31, 2019:

	Assets		Equity		Net Income
BANK’S INTERNAL REPORTING POLICIES	(in millions of Ch$)
Banchile Corredores de Bolsa S.A.	Ch$	857,015	Ch$	116,935	Ch$	38,045
Banchile Administradora General de Fondos S.A.		77,435		61,499		23,710
Banchile Corredores de Seguros Ltda.		19,582		5,568		4,350
Socofin S.A.		12,650		1,939		416
Banchile Asesoria Financiera S.A		3,284		2,512		1,333
Banchile Securitizadora S.A		425		360		(79)
Total	Ch$	970,391	Ch$	188,813	Ch$	67,775

The following table sets forth information with respect to our ownership interest in our financial services subsidiaries as of December 31, 2019:

	Ownership Interest
	Direct (%)	Indirect (%)	Total (%)
Banchile Administradora General de Fondos S.A.	99.98%	0.02%	100.00%
Banchile Asesoría Financiera S.A.	99.96	–	99.96
Banchile Corredores de Seguros Ltda.	99.83	0.17	100.00
Banchile Corredores de Bolsa S.A.	99.70	0.30	100.00
Banchile Securitizadora S.A.	99.01	0.99	100.00
Socofin S.A.	99.00%	1.00%	100.00%

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

During the year ended December 31, 2019, Banchile Corredores de Bolsa S.A. recorded an aggregate stock trading turnover on the Santiago Stock Exchange and the Chilean Electronic Stock Exchange that amounted to approximately Ch$9,097,852 million, which represented a 13.3% market share within the Chilean stock market.

Also, as of December 31, 2019, Banchile Corredores de Bolsa S.A. had equity amounting to Ch$116,935 million and, for the year ended December 31, 2019, recorded net income of Ch$38,045 million, which represented 6.4% of our consolidated net income for that period (under the bank’s internal reporting policies).

Mutual and Investment Fund Management

Since 1980, we have provided mutual fund management services through Banchile Administradora General de Fondos S.A. (formerly Banchile Administradora de Fondos Mutuos S.A.). As of December 31, 2019, according to data published by the Chilean Mutual Funds Association, Banchile Administradora General de Fondos S.A. was the largest mutual fund manager in Chile, managing approximately 23.6% of all Chilean mutual funds’ assets. Also, as of December 31, 2019, Banchile Administradora General de Fondos S.A. operated 57 mutual funds and had Ch$8,915,446 million in assets under management owned by 357,380 corporate and individual investors. As of the same date, Banchile Administradora General de Fondos S.A. operated 32 public investment funds. Banchile managed Ch$1,365,518 million in net assets associated with these public investment funds on behalf of 1,376 participants. As of December 31, 2019, Banchile managed three private investment funds of Ch$27,964 million in net assets associated with these public investment funds on behalf of 85 participants. During 2019, Banchile Administradora General de Fondos S.A. created three new mutual funds, five new public investment funds and one private investment fund.

The mutual and investment funds mentioned above are managed by Banchile Administradora General de Fondos S.A., but neither the Bank nor Banchile Administradora General de Fondos S.A. have ownership of these funds and, accordingly, they are not booked in our consolidated financial statements.

The following table sets forth information regarding the various mutual funds managed by Banchile Administradora General de Fondos S.A. as of December 31, 2019:

		As of December 31, 2019
Name of Fund	Type of Fund	Net Asset Value (in millions of Ch$)		Number of Investors
Ahorro	Fixed Income (Medium/Long Term)	Ch$	64,599	9,834
Alianza	Fixed Income (Medium/Long Term)		27,904	7,450
Asia	Equity		5,946	1,448
Asiatico Accionario	Equity		9,096	1,608
Banchile-Acciones	Equity		25,123	5,856
Booster Acciones Europa Iii	Structured		2,288	66
Capital Efectivo	Fixed Income (Short Term)		417,848	7,585
Capital Empresarial	Fixed Income (Short Term)		2,033,883	24,860
Capital Financiero	Fixed Income (Short Term)		1,502,838	16,025
Corporate Dollar	Fixed Income (Short Term)		947,152	22,980
Crecimiento	Fixed Income (Medium/Long Term)		53,053	15,391
Deposito Xxi	Fixed Income (Medium/Long Term)		162,399	12,845
Deuda Dolar	Fixed Income (Medium/Long Term)		38,214	929
Deuda Estatal Uf 3-5	Fixed Income (Medium/Long Term)		2,513	2,977
Disponible	Fixed Income (Short Term)		85,858	35,351
Emerging	Equity		9,825	3,009
Emerging Market	Equity		7,078	684
Estrategia Agresiva	Blend		7,268	799
Estrategia Cons	Blend		26,348	2,313
Estrategia Moderada	Blend		34,186	2,427
Estrategico	Fixed Income (Medium/Long Term)		797,193	30,092
Europa Desarrollada	Equity		12,290	2,838
Fondo Mutuo Booster Acciones Brasil	Structured		5,004	176
Fondo Mutuo Booster Acciones Emergentes	Structured		3,846	137
Fondo Mutuo Chile Blue Chip Index Fund	Equity		14,501	1,493
Fondo Mutuo Cobertura Deuda Global	Fixed Income (Medium/Long Term)		2,093	1,260
Fondo Mutuo Depósito Plus Viii	Structured		7,294	387
Global Dollar	Equity		12,264	437
Global Mid Cap	Equity		11,280	1,122
Horizonte	Fixed Income (Medium/Long Term)		80,230	7,684
Inversion Brasil	Equity		9,138	1,015
Inversion China	Equity		5,240	686
Inversion Usa	Equity		44,395	4,112
Inversiones Alternat	Blend		1,050	1,295
Inversionista I	Equity		20,878	285
Japón Accionario	Equity		1,964	1,202
Latam Corporate Investment Grade	Fixed Income (Medium/Long Term)		37,780	1,482
Latam Mid Cap	Equity		11,798	3,688
Liquidez 2000	Fixed Income (Short Term)		401,375	45,870
Mid Cap	Equity		7,214	2,517
Port Act Agresivo	Blend		44,826	2,197
Port Act Controlado	Blend		752,511	23,666
Port Act Equilibrado	Blend		203,691	7,097
Port Act Moderado	Blend		567,588	15,245
Port Act Potenciado	Blend		69,474	3,140
Quant Global	Blend		997	157
Renta Futura	Fixed Income (Medium/Long Term)		160,936	8,693
Retorno L.P. Uf	Fixed Income (Medium/Long Term)		47,416	5,068
U.S. Dollar	Equity		20,597	611
Us Mid Cap	Equity		17,133	1,321
Utilidades	Fixed Income (Medium/Long Term)		59,221	7,149
Estructurado Bonos Uf Plus Iii	Structured		8,428	363
Fondo Mutuo Booster Acciones Brasil Ii	Structured		6,630	292
Fondo Mutuo Booster Acciones Brasil Iii	Structured		5,753	166
Total		Ch$	8,915,446	357,380

The following table sets forth information regarding the investment funds managed by Banchile Administradora General de Fondos S.A. as of December 31, 2019:

		As of December 31, 2019
Name of Fund	Type of Fund	Net Asset Value (in millions of Ch$)		Number of Investors
Rem. F.I. Small Cap	Public	Ch$	126,769	20
Rem. F.I.($) Latam Small Mid Cap	Public		13,686	3
Rem. F.I. Banchile Rentas Inmobiliarias I	Public		66,775	97
Rem. F.I. Inmobiliario Vi	Public		415	4
Remu F.I. Inmobiliario Vii	Public		143	16
Rem. F.I. Latam Corp.High Yield	Public		12,258	140
Rem. F.I. (Us$) Minero Asset Chile	Public		88	29
Rem F.I. ($) Renta Habitacionales	Public		3,424	55
Remu F.I. ($) Deuda Chilena	Public		463,609	267
Rem. F.I. Deuda Global	Public		22,894	7
Rem Fi Inmobiliario Viii	Public		13,513	2
Rem F.I. Market Plus Global	Public		80,776	6
Rem F.I. Market Plus Eeuu	Public		24,484	6
Remu F.I. Usa Equity	Public		34,608	6
Remu F.I. Europe Equity	Public		11,233	6
Remu F.I. Deuda Corp. 3-5 Años	Public		36,835	26
Remu F.I. Emerging Equity	Public		7,912	3
Remu F.I. Estrategias Alternativas	Public		1,419	2
Remu F.I. Deuda Alto Rendimiento	Public		219,951	24
Remu Fi Desarr.Y Rtas.Resid.	Public		6,594	285
Remu F.I Inver.Inmobiliario Ix	Public		15,431	299
Remu F.I Marketplus Europa	Public		4,369	2
Remu F.I United States Property Fund Vi	Public		3,108	13
Remu Fi Marketplus Emergente	Public		10,535	3
Remu Fi ($) Desarrollo Inmobiliario Peru-Colombia	Public		11,104	11
Remu Fi European Value Partners Ii	Public		1,796	4
Remu Fi Infraestructura Chile I	Public		66,823	5
Remu Fi ($) Inmobiliario X	Public		6,526	2
Remu Fi ($) Edr Fund Emerging Credit	Public		332	1
Remu Fi (Us$) Cs	Public		6,385	1
Remu Fi (Us$) Privado F2	Private		753	6
Rem.($) F.I. Chile Blend	Public		80,047	11
Rem.($)F.I.P. Inmob.Capitolio	Private		17,256	29
Rem. (Us$) F.I.P. Rentas Inmob. Jda 700 Peru	Private		9,955	50
Pluvalia	Public		11,677	20
Total		Ch$	1,393,482	1,461

As of December 31, 2019, Banchile Administradora General de Fondos S.A. had equity of Ch$61,499 million and, for the year ended December 31, 2019, net income of Ch$23,710 million, which represented 4.0% of our 2019 consolidated net income (under the bank’s internal reporting policies).

Insurance Brokerage

We provide insurance brokerage services to our customers through Banchile Corredores de Seguros Limitada (Banchile Corredores de Seguros LTDA.). In 2000, we began to offer life insurance policies associated with consumer loans and non-credit related insurance to our individual customers and the general public. As of December 31, 2019, Banchile Corredores de Seguros Limitada had equity of Ch$5,568 million and, for the year ended December 31, 2019 it recorded net income of Ch$4,350 million, which represented 0.7% of our 2019 consolidated net income (under the bank’s internal reporting policies). According to data published by the CMF, as of December 31, 2019, Banchile Corredores de Seguros Limitada had a 5.5% market share in the total amount of life and casualty insurance policies (in Chilean pesos) sold by insurance brokerage companies in Chile, excluding life annuities.

Additionally, in January 2019 we signed a long-term partnership with Chubb Seguros Chile S.A. and Chubb Seguros de Vida Chile S.A., local subsidiaries of Chubb Limited, by which Chubb became our exclusive provider of life and non-life insurances to be distributed by our Insurance Brokerage subsidiary. For non-life products, the partnership became effective in June 2019, and for life products, it became effective in January 2020. The partnership does not include life and non-life insurance products that in accordance to local regulation must be publicly auctioned.

Financial Advisory Services

We provide financial advisory and other investment banking services to our customers through Banchile Asesoría Financiera S.A. The services offered by Banchile Asesoría Financiera S.A. are primarily targeted to our corporate customers and include advisory services concerning mergers and acquisitions, restructuring, project finance and strategic alliances. As of December 31, 2019, Banchile Asesoría Financiera S.A. had equity of Ch$2,512 million and, for the year ended December 31, 2019, recorded net income of Ch$1,333 million, which represented 0.2% of our 2019 consolidated net income (under the bank’s internal reporting policies).

Securitization Services

We offer investment products to meet the needs of institutional investors, such as private pension funds and insurance companies, through Banchile Securitizadora S.A. This subsidiary securitizes financial assets, and issues debt instruments with credit ratings that can be traded in the Chilean marketplace, backed by a bundle of revenue producing assets of the client company. As of December 31, 2019, Banchile Securitizadora S.A. had equity of Ch$360 million and, for the year ended December 31, 2019, the subsidiary reported a net loss of Ch$79 million (under bank’s internal reporting policies). Also as of December 31, 2019, Banchile Securitizadora S.A. had a 6.2% market share in the total volume of assets securitized in Chile. This market share refers to the percentage of existing stock of securitized assets as of the mentioned date.

Collection Services

Socofin S.A. provides judicial and extra judicial loan collection services to the Bank. As of December 31, 2019, Socofin S.A. had equity of Ch$1,939 million and, for the year ended December 31, 2019, net income of Ch$416 million (under the bank’s internal reporting policies).

Distribution Channels and Electronic Banking

Our distribution network provides integrated financial services and products to our customers through a wide range of channels. The network includes ATMs, branches, internet-based banking platforms, mobile banking applications and call centers.

As of December 31, 2019, we had a network of 359 retail branches throughout Chile. Our branch system serves as a distribution network for all of the products and services offered to our customers. Our full-service branches accept deposits, cash withdrawals, offer the full range of our retail banking products, such as consumer loans, credit cards, mortgage loans and current accounts, and provide financial and non-financial information to current and potential customers. As of December 31, 2019, we had 1,712 ATMs that were part of a larger network of 7,361 ATMs operating in Chile, of which 4,652 ATMs operate under a network managed by Redbanc S.A.

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

Also, we provide our customers with access to a 24-hour phone-bank through which they can access account information and execute certain transactions. This service, through which we receive over 454,497 calls per month on average, has enabled us to develop customer loyalty campaigns, sell financial products and services, answer specialized inquiries and receive and resolve complaints by customers and non-customers.

Lastly, over the last years we have devoted efforts to enhance our mobile banking platforms by developing and launching diverse applications. Over the last five years we have released the mobile applications MiBanco, MiPago, and MiBeneficio. Similarly, we launched MiCuenta, MiPass, and MiSeguro. MiBanco is a mobile banking platform that enables our customers to perform most of the operations they can execute on our website, such as accessing their account balances, making bill payments and electronic money transfers, carrying out cash advances from credit cards to checking accounts. MiPago is a specialized mobile application that permits requests for reimbursements from other Banco de Chile’s customers and performs the transaction by generating and scanning a QR code, which reinforces the security standards for these types of operations. MiCuenta is a mobile application that enables users to make monthly payments associated with utility bills and other types of services. MiPass is a password-generating application that, among other features, allows users to set a list of money transfer recipients to make transfers without requiring another password-generating device. Also, we continued to expand our digital banking offerings by launching the new mobile application called MiInversion. This application serves as a portfolio management mobile platform for retail customers by enabling them to manage their investments in equity, fixed-income and mutual funds. Furthermore, we added new functionalities to these mobile applications by incorporating an On/Off service for credit and debit cards in case of theft, misplacement or other security issues detected by the user, authorization of web transactions with MiPass, biometric access to MiBanco through fingerprint, onsite payment in shops and commerce through MiPago, among other features. Likewise, we also added new functionalities by expanding our RedGiro service to permit our clients to perform transactions through their smartphones and added new functionalities to MiInversion, through which our customers are able to invest in time deposits while exchanging foreign currency. As of 2019, we have continued enhancing our mobile applications by improving existing functionalities.

The following table sets forth information regarding the evolution of the amount of transactions carried out by customers and non-customers in our diverse distribution channels, as of December 31, 2017, 2018 and 2019:

	For the Year Ended December 31,			% Increase (Decrease)
	2017	2018	2019	2017/2018	2018/2019
BANK’S MANAGEMENT INFORMATION SYSTEM	(in millions of transactions)
Teller	40.6	40.3	36.6	(0.8)%	(9.2)%
ATMs	116.2	125.3	147.2	7.8	17.5
Website
Monetary Transactions	41.9	45.7	49.5	9.0	8.4
Non-monetary transactions	295.0	307.0	326.3	4.0	6.3
Mobile Banking	21.8	35.1	48.7	60.8	38.7
Total	515.6	553.4	608.4	7.3%	9.9%

Competition

Overview

The Chilean market for banking and other financial services is highly and increasingly competitive and consists of various market sectors. The most important sector is commercial banking with total loans (excluding operations of subsidiaries abroad) representing 91.5% of the Chilean GDP as of December 31, 2019. As of the same date, the Chilean banking industry consisted of 18 banks, 17 of which were private sector banks and one state-owned bank, namely, Banco del Estado. As of December 31, 2019, the six largest Chilean banks accounted for approximately 86.8% of all outstanding loans granted by Chilean financial institutions (excluding operations of subsidiaries abroad): Banco Santander—Chile (18.0%), Banco de Chile (16.5%), Banco del Estado (14.2%), Banco de Crédito e Inversiones (“BCI”) (14.0%), Scotiabank (14.0%) and Banco Itaú-Corpbanca (10.1%).

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

Within the local banking industry, our primary competitors are the main private sector commercial banks in Chile, namely, Banco Santander—Chile, BCI, Scotiabank, and Itaú-Corpbanca. Nevertheless, we also face competition from Banco del Estado, a state-owned bank, which has a larger customer base than we do. Banco del Estado, which operates under the same regulatory regime as Chilean private sector banks, was the third largest bank in Chile as of December 31, 2019, with outstanding total loans of Ch$25,812,815 million, representing a 14.2% market share (excluding operations of subsidiaries abroad), according to data published by the CMF.

In the retail market, we compete with other private sector Chilean banks, as well as with Banco del Estado, which has a large individual customer base. Among private sector banks, we believe our strongest competitors in this market are Banco Santander—Chile, Scotiabank and BCI, as these banks have developed diversified business strategies focused on both small and medium-sized companies and lower to middle income segments of the Chilean population. In addition, we believe our strongest competitors in the high income individual segment are Banco Santander—Chile, Banco Bice and Banco Security, as these banks rely on specialized business models that provide wealth management and traditional banking services, as we do.

Historically, commercial banks in Chile have competed in the retail market against each other, and finance companies and department stores, with the latter two having traditionally been focused on consumer loans to low and middle-income segments. However, finance companies gradually disappeared between the 1990s and 2000s, as most of them merged into the largest commercial banks that dominate the Chilean banking industry today. Also, by the end of 1990s, the Chilean financial industry witnessed the rise of non-traditional banking competitors, such as large department stores. During the 2000s, these players gained increasing significance in the consumer lending sector, as they were permitted to issue financial products such as credit cards. Currently, there are two consumer oriented banks affiliated with Chile’s largest department stores: Banco Falabella and Banco Ripley. Although these banks had a combined market share (excluding operations of subsidiaries abroad) of only 2.6% as of December 31, 2019, according to the CMF, the presence of these banks is likely to make consumer banking more competitive over the next few years, especially within the lower income segment. As of December 31, 2019, the consumer loans granted jointly by these banks represented a 15.8% of the total consumer loans rendered by the industry (excluding operations of subsidiaries abroad).

In the wholesale market, we believe our strongest competitors are also Banco Santander—Chile, BCI, Itaú-Corpbanca and Scotiabank. Similarly, we believe these banks are our most significant competitors in the small and medium sized companies’ business segment.

We also compete, mainly through our subsidiaries, with companies that offer non-banking specialized financial services in the high-income individuals segment and the middle market and corporate segment such as Larrain Vial, BTG Pactual, Moneda Asset and CrediCorp (formerly IM Trust), whose core businesses are stock brokerage, financial advisory and wealth management services. Other Chilean commercial banks also compete in these markets of specialized financial services, but they are less focused on such businesses.

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

In recent years, for example, in 2013 Corpbanca’s controlling shareholders announced their intention to sell part of their stake to a local or international player. On January 29, 2014, Corpgroup (the controlling shareholder of Corpbanca) accepted the bid of Brazil’s Itaú Unibanco, through which Itau merged its own Chilean and Colombian subsidiaries with Corpbanca. The merger was approved by the former SBIF in September 2015 and Banco Itaú Chile became Banco Itaú-Corpbanca. The merged company started operations on April 1, 2016. As of December 31, 2019, the merged bank, which finally adopted the brand name Banco Itaú Corpbanca, had a 10.1% market share, excluding operations of subsidiaries abroad.

In addition, consolidation and overseas expansion has emerged as a means of inorganic growth for local banks. For example, in 2012, Corpbanca, ranked fourth among Chilean private sector banks in terms of total loans as of December 31, 2011, acquired a former Santander Group’s subsidiary in Colombia and consolidated its balance sheet and results of operations beginning May 31, 2012. Also, by the end of 2012, Corpbanca made a bid for acquiring Helm Bank in Colombia. According to publicly available information, the bid process was completed and fully authorized by the former SBIF in July 2013 and Corpbanca started to consolidate the balance sheet of this new subsidiary beginning August 31, 2013. Given the merger between Banco Itaú Chile and Corpbanca in 2016, assets held by former Corpbanca subsidiaries in Colombia were integrated into the merged bank. Hence, as of December 31, 2019, loans associated with Banco Itaú-Corpbanca’s operations in Colombia amounted to Ch$4,895,605 million and represented 2.7% of the industry’s total loans.

Similarly, by the end of May 2013, BCI—the third largest private sector bank in Chile in terms of total loans as of December 31, 2019, with a 14.0% market share (excluding operations of subsidiaries abroad)—announced the acquisition of the City National Bank (CNB), headquartered in the United States. According to public information published by the former SBIF, the process was fully authorized and completed in October 2015. BCI started to consolidate the balance sheet on the same date. Furthermore, in December 2017, BCI—through CNB—announced its intention to acquire the 100% of Totalbank (based in the United States) shares from Banco Santander for an amount of approximately U.S.$530 million. This acquisition was formally completed in June 2018, resulting in BCI recording a notable increase in its international presence in terms of total loans. As of December 31, 2019, loans associated with BCI’s operation in the United States amounted to Ch$8,395,615 million and represented 4.6% of the industry’s total loans.

On December 5, 2017, it was publicly announced that BBVA formally accepted Scotiabank Chile’s bid to acquire 68.2% of BBVA Chile shares for an amount of approximately U.S.$2,200 million. In January 2018, Scotiabank requested the former SBIF’s authorization for this transaction, which was granted in March 2018. The merger was completed in September 2018 after receiving SBIF approval at the end of August 2018. As of December 31, 2019, the market share of the merged bank in terms of total loans was 14.0%, excluding foreign subsidiaries.

In addition, over the last two years, some of our banking competitors have acquired the lending business of certain non-banking credit card issuers, primarily related to credit cards, as permitted by the Chilean regulator since 2018. For example, on December 19, 2017, BCI agreed to acquire Walmart Chile Servicios Financieros for an amount of approximately U.S.$148 million. Walmart Chile Servicios Financieros managed two types of credit cards and had approximately 1.4 million credit card holders. The former SBIF approved this acquisition in November 2018. Similarly, on May 31, 2018, Promotora CMR Falabella S.A. merged into Banco Falabella. By means of this acquisition, Banco Fallabella added approximately 1.2 million credit account holders. The former SBIF approved this transaction in October 2018 and the integration process was fully completed in December 2018. As a result, as of December 31, 2018, Banco Falabella became the largest bank in Chile in terms of issued credit cards.

On March 27, 2019 Banco Santander Chile announced that it had entered into an agreement with SKBergé Financiera S.A. to acquire a 49% of the ownership of Santander Consumer Chile S.A. for an amount of approximately Ch$59,063.5 million. Furthermore, on August 27, 2019, Banco Santander Chile’s controlling shareholders agreed at an extraordinary meeting to purchase an additional 2% of the ownership of Santander Consumer Chile S.A. for approximately Ch$3,100 million from Banco Santander S.A. (Spain), which is its parent company. Both transactions were approved by the CMF on November 15, 2019. The equity sale was completed on November 28, 2019. As a result of this transaction (51% equity shares of Santander Consumer Chile S.A), Banco Santander Chile entered into the auto-finance business and, since December 2019, has consolidated its balance sheet and results of operations into the bank. According to Banco Santander Chile, Ch$451 billion of consumer loans were added to its loan book as a result of this transaction.

Changes in Banking Players

During 2014 the Chilean banking industry witnessed the entry of new market players and changes in the ownership structure of certain competitors. By the end of August 2014, Banco International announced the intention of Inversiones la Construcción (“ILC”) to take control of the bank by acquiring a 50.1% stake from the controlling shareholder, “Baninter”. Banco Internacional is a small bank within the Chilean banking industry and is mostly focused on the wholesale banking segment. As of December 31, 2019, Banco Internacional’s loan book represented 1.1% of the total outstanding loans of the industry (excluding operations of subsidiaries abroad).

Furthermore, on May 30, 2014, the former SBIF authorized the existence and approved the bylaws of “Banco BTG Pactual Chile.” This bank, a Chilean subsidiary of Brazil-based bank BTG Pactual, was already operating in the Chilean financial industry since 2012, providing stock brokerage, mutual funds management and investment banking services. Banco BTG Pactual Chile received the final authorization to operate as a commercial bank on December 31, 2014 and officially started its commercial operations on January 23, 2015. As of December 31, 2019, the loan book of Banco BTG Pactual Chile represented only 0.5% of the total outstanding loans of the industry (excluding operations of subsidiaries abroad).

In 2016, Deutsche Bank Chile closed its operations in many Latin American countries including Chile. Deustche Bank’s participation in the Chilean Banking industry accounted for 0.5% in terms of total assets as of December 31, 2015. Similarly, in 2018, the former SBIF approved Banco de la Nación Argentina’s request to close its business in Chile.

On the other hand, it is worth noting that since 2014 two Chinese banks have requested SBIF authorizations for starting operations in Chile. In May 2016, the China Construction Bank Corporation received final approval from the former SBIF to open a branch in Chile under the brand name “China Construction Bank, Agencia en Chile”. This was the first branch established by this bank in Latin America. Similarly, in November 2016, the Bank of China received provisional authorization and installation authorization from the former SBIF to open a branch in Chile under the brand name “Bank of China Limited”. Finally, on March 13, 2018 the former SBIF definitively authorized Bank of China to start operations in Chile under the brand name “Bank of China Limited”.

In March 2019, the Bank of Tokyo-Mitsubishi UFJ (“MUFG Bank, Ltd.”) informed the Chilean regulatory authorities that it would be ceasing its banking activities after 38 years of operation in Chile. According to the company, the decision was made for strategic reasons.

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

Below there is a set of tables and figures for the years ended December 31, 2017, 2018 and 2019 that show our position within the Chilean financial industry. The market information is set forth under Chilean GAAP as published by the CMF and—unless otherwise indicated—excludes data related to operations of subsidiaries abroad. Also, as a result of the merger between Banco Itaú Chile and Corbanca, and between Scotiabank Chile and BBVA, figures for years 2017 and 2018, respectively, unless otherwise indicated have been computed on a pro forma basis.

Balance Sheet

The following table sets forth certain statistical information on the Chilean financial system as of December 31, 2019, according to information published by the CMF under Chilean GAAP:

	As of December 31, 2019
	(in millions of Ch$, except percentages)
	Assets			Loans(1)(2)			Deposits(2)			Equity(3)
CHILEAN GAAP:	Amount		Share	Amount		Share	Amount		Share	Amount		Share
Private sector banks	Ch$	246,062,409	85.0%	Ch$	155,795,802	85.8%	Ch$	112,231,039	80.6%	Ch$	20,022,015	91.7%
Banco del Estado		43,354,976	15.0		25,812,815	14.2		27,047,435	19.4		1,811,808	8.3
Total banking system	Ch$	289,417,288	100.0%	Ch$	181,608,617	100.0%	Ch$	139,278,474	100.0%	Ch$	21,833,823	100.0%

Source: CMF

(1)	Loans to customers. Interbank loans are not included.
(2)	Excludes operations of subsidiaries abroad.
(3)	For purposes of this table, equity includes capital and reserves, net income for the period and provisions for minimum dividends.

Loans

We had total loans of Ch$30,019,470 million as of December 31, 2019, according to information published by the CMF under Chilean GAAP. The following table sets forth our market share and the market share of our principal private sector competitors in terms of total loans, as of the dates indicated, according to information published by the CMF under Chilean GAAP:

	Total Loans(1)(2)(3)
	As of December 31,
CHILEAN GAAP:	2017	2018	2019
Banco Santander–Chile	18.7%	18.3%	18.0%
Banco de Chile	17.2	16.9	16.5
Banco de Crédito e Inversiones	13.6	13.9	14.0
Scotiabank	13.7	13.8	14.0
Banco Itaú-Corpbanca	10.8	10.2	10.1
Total market share	74.0%	73.1%	72.6%

Source: CMF

(1)	Allowances for loan losses not deducted.
(2)	Excludes operations of subsidiaries abroad.
(3)	Scotiabank on pro forma basis for 2017 following the merger with BBVA Chile.

Credit Quality

The following table sets forth the ratio of allowances to total loans of the largest private banks in Chile and of the Chilean financial system as a whole (including such banks) as of December 31, 2017, 2018 and 2019, according to information published by the CMF under Chilean GAAP:

	Allowances to Total Loans(1)(2)
	As of December 31,
CHILEAN GAAP:	2017	2018	2019
Banco de Crédito e Inversiones	1.63%	1.85%	1.97%
Scotiabank	2.09	2.16	2.11
Banco de Chile	2.19	2.17	2.28
Banco Santander—Chile	2.96	2.63	2.73
Banco Itaú-Corpbanca	3.29	3.10	3.36
Financial system	2.51%	2.46%	2.58%

Source: CMF

(1)	Includes operations of subsidiaries abroad.
(2)	Scotiabank on pro forma basis for 2017 following the merger with BBVA Chile.

The following table sets forth the ratio of past due loans (90 days or more) over total loans for the largest private banks in Chile as of December 31, 2017, 2018 and 2019 on an individual basis, according to information published by the CMF under Chilean GAAP:

	Past Due Loans to Total Loans(1)(2)
	As of December 31,
CHILEAN GAAP:	2017	2018	2019
Banco de Crédito e Inversiones	1.41%	1.37%	1.36%
Banco de Chile	1.19	1.09	1.39
Scotiabank	2.41	1.66	1.90
Banco Santander-Chile	2.30	2.09	2.05
Banco Itaú-Corpbanca	2.26	2.10	2.82
Financial system	1.95%	1.91%	2.09%

Source: CMF

(1)	Past Due loans refer to loans 90 days or more past due, including installments that are overdue and the remaining amount of principal and interest.
(2)	Scotiabank on pro forma basis for 2017 following the merger with BBVA Chile.

Deposits

We had total deposits (including demand deposits and time deposits) of Ch$22,182,751 million as of December 31, 2019, according to information published by the CMF under Chilean GAAP. The following table sets forth the market shares in terms of total deposits for private banks as of December 31, 2017, 2018 and 2019 on a consolidated basis, according to information published by the CMF under Chilean GAAP:

	Total Deposits(1)(2)
	As of December 31,
CHILEAN GAAP:	2017	2018	2019
Banco Santander–Chile	16.6%	17.1%	16.9%
Banco de Chile	16.0	15.9	15.9
Banco de Crédito e Inversiones	13.0	13.1	13.4
Scotiabank	11.7	11.7	11.5
BBVA Itaú-Corpbanca	8.7	8.3	9.0
Total market share	66.0%	66.1%	66.6%

Source: CMF

(1)	Excludes operations of subsidiaries abroad.
(2)	Scotiabank on pro forma basis for 2017 following the merger with BBVA Chile.

Capital and Reserves

The following table sets forth year-end balances of capital and reserves for the largest private banks in Chile as of December 31, 2017, 2018 and 2019 according to information published by the CMF under Chilean GAAP:

	Capital and Reserves(1)(2)(3)
	As of December 31,
CHILEAN GAAP:	2017		2018		2019
Banco de Crédito e Inversiones	Ch$	2,468,304	Ch$	3,181,307	Ch$	3,510,667
Banco Itaú-Corpbanca		3,359,617		3,427,179		3,351,440
Banco de Chile		2,842,610		3,014,690		3,235,676
Banco Santander - Chile		2,712,692		2,871,378		3,083,852
Scotiabank	Ch$	1,749,850	Ch$	2,034,269	Ch$	1,965,959

Source: CMF

(1)	Capital and Reserves equals to total equity before provisions for minimum dividends and net income for the period.
(2)	Includes operations of subsidiaries abroad.
(3)	Scotiabank on pro forma basis for 2017 following the merger with BBVA Chile.

Net Income attributable to equity holders

The following table sets forth the market shares in net income attributable to equity holders for private sector banks as of December 31, 2017, 2018 and 2019, according to information published by the CMF under Chilean GAAP:

	Net Income(1)(2)
	As of December 31,
CHILEAN GAAP:	2017	2018	2019
Banco de Chile	26.1%	25.3%	23.4%
Banco Santander—Chile	25.6	25.2	21.8
Banco de Crédito e Inversiones	16.9	16.9	15.9
Banco Itaú-Corpbanca	2.6	7.3	10.0
Scotiabank	9.5	5.5	5.0
Total Market Share	80.7%	80.2%	76.1%

Source: CMF

(1)	Includes operations of subsidiaries abroad.
(2)	Scotiabank on pro forma basis for 2017 following the merger with BBVA Chile.

Return on Capital and Reserves

The following table sets forth our return attributable to equity holders on capital and reserves and the returns attributable to equity holders on capital and reserves of our principal private sector competitors and the Chilean banking industry as a whole, in each case as of December 31, 2017, 2018 and 2019, according to information published by the CMF under Chilean GAAP:

	Return on Capital and Reserves(1)(2)(3)
	Year Ended December 31,
CHILEAN GAAP:	2017	2018	2019
Banco de Chile	20.3%	19.7%	18.3%
Banco Santander–Chile	20.8	20.6	17.9
Scotiabank	5.9	5.3	12.9
Banco de Crédito e Inversiones	15.0	12.4	11.5
Banco Itaú-Corpbanca	1.7	5.0	3.8
Financial System average	12.8%	12.2%	12.5%

Source: CMF

(1)	Corresponds to net income attributable to equity holders divided by the year-end balance of Capital and Reserves.
(2)	Includes operations of subsidiaries abroad.
(3)	Scotiabank on pro forma basis for 2017 following the merger with BBVA Chile.

Operating Revenues

The following table sets forth the market shares in terms of operating revenues for private banks as of December 31, 2017, 2018 and 2019, on a consolidated basis, according to information published by the CMF under Chilean GAAP:

	Operating Revenues(1)(2)
	As of December 31,
CHILEAN GAAP:	2017	2018	2019
Banco de Chile	18.0%	18.3%	16.9%
Banco Santander–Chile	19.2	18.1	16.3
Banco de Crédito e Inversiones	14.6	15.5	15.9
Scotiabank	6.3	8.3	10.6
Banco Itaú-Corpbanca	11.1	12.3	10.4
Total Market Share	69.2%	72.5%	70.1%

Source: CMF

(1)	Includes operations of subsidiaries abroad.
(2)	Scotiabank on pro forma basis for 2017 following the merger with BBVA Chile.

Operating Margin

The following table sets forth the operating margins for private banks as of December 31, 2017, 2018 and 2019, on a consolidated basis, according to information published by the CMF under Chilean GAAP:

	Operating Margin(1)(2)
	As of December 31,
CHILEAN GAAP:	2017	2018	2019
Banco de Chile	5.9%	6.1%	5.7%
Scotiabank	4.6	3.4	5.5
Banco de Crédito e Inversiones	4.9	4.8	5.3
Banco Santander—Chile	5.9	5.6	5.2
Banco Itaú-Corpbanca	4.4	5.1	2.6
Financial System average	5.1%	5.1%	5.2%

Source: CMF

(1)	Includes operations of subsidiaries abroad.
(2)	Scotiabank on pro forma basis for 2017 following the merger with BBVA Chile.

Operating Expenses

The following table sets forth the market shares in terms of operating expenses for private sector banks as of December 31, 2017, 2018 and 2019, on a consolidated basis, according to information published by the CMF under Chilean GAAP:

	Operating Expenses(1)(2)
	As of December 31,
CHILEAN GAAP:	2017	2018	2019
Scotiabank	6.2%	8.7%	11.0%
Banco Itaú-Corpbanca	14.4	14.3	12.8
Banco Santander—Chile	16.0	14.6	14.0
Banco de Chile	15.6	16.2	15.7
Banco de Crédito e Inversiones	14.7	16.5	16.5
Total Market Share	66.9%	70.3%	69.9%

Source: CMF

(1)	Includes operations of subsidiaries abroad.
(2)	Scotiabank on pro forma basis for 2017 following the merger with BBVA Chile.

Efficiency

The following table sets forth the efficiency ratios of the largest private Chilean banks as of December 31, 2017, 2018 and 2019, according to information published by the CMF under Chilean GAAP:

	Efficiency Ratio(1)(2)(3)
	As of December 31,
CHILEAN GAAP:	2017	2018	2019
Banco Santander–Chile	44.3%	41.5%	42.0%
Banco de Chile	46.2	45.3	45.2
Scotiabank	53.0	54.0	50.5
Banco de Crédito e Inversiones	53.7	54.5	50.6
Banco Itaú-Corpbanca	69.2	60.2	59.9
Financial System average	53.2%	51.3%	48.8%

Source: CMF

(1)	Operating expenses divided by operating revenue.
(2)	Includes operations of subsidiaries abroad.
(3)	Scotiabank on pro forma basis for 2017 following the merger with BBVA Chile.

REGULATION AND SUPERVISION

General

In Chile, only banks may maintain current accounts for their customers and, together with certain other specific non-banking financial institutions, may accept time deposits. The principal authorities that regulate financial institutions in Chile are the Financial Market Commission (“CMF”) and the Central Bank. Chilean banks are primarily subject to the General Banking Act and secondarily, to the extent not inconsistent with that law, the provisions of the Chilean Corporations Law governing publicly listed corporations, except for certain provisions that are expressly excluded. The Chilean banking system dates back to 1925 and has been characterized by periods of substantial regulation and government intervention, as well as periods of deregulation. The most recent period of deregulation commenced in 1975 and culminated in the adoption of a series of amendments to the General Banking Act. In 2004, amendments to the General Banking Act granted additional powers to banks, including general underwriting powers for new issuances of certain debt and equity securities and the power to create subsidiaries to engage in activities related to banking, such as brokerage, investment advisory, mutual fund services, investment fund management, factoring, securitization products and financial leasing services. Prior to 2006, banks had the option of distributing less than 30% of their earnings as dividends in any given year, subject to approval of the holders of at least two-thirds of the bank’s common stock. In 2006, however, the General Banking Act was amended to eliminate this alternative.

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

Due to the integration and replacement of the SBIF into the CMF in June 2019, references herein that formerly applied to the SBIF will be mentioned hereinafter, interchangeably, as the “CMF”, “regulator”, “banking regulator” or “Chilean regulator”. For more information regarding the legal amendments that led to the replacement of the SBIF by the CMF, see both “Item 4. Information on the Company—Regulation and Supervision— The Financial Market Commission (CMF)” and “Item 4. Information on the Company—Regulation and Supervision— Modifications to the General Banking Act”.

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

The Financial Market Commission

In accordance with modifications introduced in January 2019 to the General Banking Law, the CMF assumed all the powers and authorities previously vested on the SBIF and replaced it as the Chilean banking regulator in June 2019. For more information on the timeframe for such replacement and further amendments introduced to the General Banking Act, see “Item 4. Information on the Company—Regulation and Supervision—Modifications to the General Banking Act”

The CMF was established in January 2018, pursuant to Law No. 21,000 and replaced the Superintendency of Securities and Insurance (“SVS”) and the SBIF. Specifically, the CMF must regulate, oversee, sanction and administer the operation, stability and development of the Chilean financial market by easing the participation of market agents while keeping public trust. In order to do so, the CMF must have an overall and systemic vision by protecting interests of investors and insured agents. The CMF also has the ability to impose sanctions over the supervised entities.

The CMF is a professional and technical institution, led by a board of five members whose chairman is appointed by the Chilean Government. The CMF framework includes a special financial prosecutor who is responsible for identifying, investigating, and prosecuting potential infringements of the rules that govern the markets and industries regulated by the CMF. In addition to the powers formerly vested on the SBIF and the SVS, the CMF has additional powers that should improve the supervision of the Chilean financial markets while providing due process for regulated companies by incorporating new tools that promote the cooperation of companies purportedly involved with infringements of applicable rules.

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

The CMF currently oversees the Chilean Financial Market (comprised of publicly traded companies, bank and financial institutions, insurance companies, insurance brokers, mutual funds and investment funds). As mentioned, based on several modifications to the General Banking Law, the CMF assumed the supervision and regulation of banking activities by replacing and assuming the powers of the SBIF.

Regarding the specific powers of the CMF related to banking regulation, this entity authorizes the creation of new banks and has broad powers to interpret and enforce legal and regulatory requirements applicable to banks and financial institutions. Furthermore, in cases of noncompliance with its legal and regulatory requirements, the CMF has the ability to impose sanctions. In extreme cases, it can appoint, with the prior approval of the board of directors of the Central Bank, a provisional administrator to manage a bank. It also has the mandate to approve any amendment to a bank’s bylaws or any increase in its capital.

The CMF examines all banks, usually at least once a year or more often if necessary under certain circumstances. Banks are required to submit unaudited financial statements to the CMF on a monthly basis and to publish their unaudited financial statements at least four times a year in a newspaper of national circulation. A bank’s financial statements as of December 31 of each year must be audited and submitted to the CMF together with the opinion of its independent auditors. Also, since 2017, banks are required by their regulator (i.e. until June 2019 by the SBIF and thereafter by the CMF) to include in mid-year financial statements (as of June 30 of every fiscal year) an auditor’s review statement in accordance with Chilean GAAP). In addition, banks are required to provide extensive information regarding their operations at various periodic intervals to the CMF.

Any person wishing to acquire, directly or indirectly, 10% or more of the share capital of a bank must obtain prior approval from the CMF. Without such approval, the holder will not have the right to vote such shares. The CMF may only refuse to grant its approval based on specific grounds set forth in the General Banking Act.

According to Article 35 of the General Banking Act, the prior authorization of the CMF is required for each of the following:

●	the merger of two or more banks;

●	the acquisition of all or a substantial portion of a bank’s assets and liabilities by another bank;

●	the control by the same person, or controlling group, of two or more banks; or

●	a substantial increase in the share ownership of a bank by a controlling shareholder of that bank.

Such prior authorization may be granted or rejected by the CMF, which is further authorized to set rules or specific requirements on that regard.

Pursuant to the regulations of the CMF, the following ownership disclosures are required:

●	banks must disclose to the CMF the identity of any person owning, directly or indirectly, 5% or more of its shares;

●	holders of ADSs must disclose to the depositary the identity of beneficial owners of ADSs registered under such holders’ names;

●	the depositary must disclose to the bank the identity of beneficial owners of ADSs which the depositary has registered, and the bank, in turn, must disclose to the CMF the identity of the beneficial owners of the ADSs representing 5% or more of such bank’s shares; and

●	bank shareholders who individually hold 10% or more of a bank’s capital stock and who are controlling shareholders must periodically inform the CMF of their financial condition.

Our subsidiaries Banchile Corredores de Bolsa S.A., Banchile Administradora General de Fondos S.A., Banchile Securitizadora S.A. and Banchile Corredores de Seguros Ltda. are also supervised by the CMF.

Many of the amendments to the General Banking Act introduced in January 2019 involve regulation still pending to be issued or pending to be implemented by the CMF and/or the Central Bank. For more information on the timeframe for such issuance and implementation of new banking regulations see “Item 4. Information on the Company—Regulation and Supervision— Modifications to the General Banking Act”.

Limitations on Types of Activities

Chilean banks can only conduct those activities allowed by the General Banking Act, including loan placements, factoring and leasing activities, accepting deposits and, subject to certain limitations, making investments and performing financial services. Investments are restricted to real estate for the bank’s own use, gold, foreign exchange and debt securities. Through subsidiaries, banks may also engage in other specific financial service activities such as securities brokerage services, mutual fund management, investment fund management, foreign capital fund management, financial advisory, securitization and factoring activities. Subject to specific limitations and the prior approval of the CMF and the Central Bank, Chilean banks may own majority or non-controlling interests in foreign banks.

In March 2002, the Central Bank authorized banks to pay interest on current accounts and the former SBIF published guidelines permitting banks to offer and charge fees for the use of a current account product that pays interest. Under these guidelines, these accounts may be subject to a minimum balance and different interest rates depending on average balances held in the account. The Central Bank has imposed additional caps on the interest rate that can be charged by banks with a solvency score of less than A.

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

As a consequence of Chile’s accession to the Organization for Economic Co-operation and Development, the Chilean Congress introduced new corporate governance regulations in 2009. The Chilean Corporations Law and the Chilean Securities Markets Law were amended such that public companies with capital above 1,500,000 UF (Ch$42,464.9 million or U.S.$56.5 million as of December 31, 2019) that have at least 12.5% of their voting shares owned by shareholders representing less than 10% of the voting shares are required to have at least one independent director in their board of directors. In order to assure the independence of this director, certain requirements were established to protect minority shareholders’ decisions. In addition, regulation was passed to expand the disclosure requirements of publicly-held companies and to hold members of boards of directors liable for not complying with such disclosure obligations.

Deposit Insurance

According to the General Banking Act, local or foreign currency denominated deposits at banks or financial companies are insured as described below.

The Chilean Government guarantees up to 100% of the principal amount of the following deposits:

●	deposits in current accounts;

●	deposits in savings accounts of demand deposits;

●	other demand deposits; and

●	deposits in savings accounts with unlimited withdrawals.

The General Banking Act contemplates a current deposit insurance for time deposits such that the principal amount of time deposits would be 100% guaranteed by the Chilean Government with a limit of UF 200 per person (approximately Ch$ 5,661,988 or U.S.$7,530 as of December 31, 2019) in a single bank and UF 400 per person (approximately Ch$11,323,976 or U.S.$15,061 as of December 31, 2019) in the Chilean banking system as a whole.

Reserve Requirements

Deposits are subject to a reserve requirement of 9.0% for demand deposits and 3.6% for time deposits (with terms of less than one year). The Central Bank has statutory authority to increase these percentages to as much as 40% for demand deposits and as much as 20% for time deposits, to implement monetary policy.

In addition, Chilean banks must hold a certain amount of assets in cash or highly liquid instruments. This reserve requirement is equal to the amount by which the daily balance of demand deposits, net of clearing, exceeds 2.5 times the amount of the bank’s Regulatory Capital. Deposits payable on demand include the following:

●	deposits in current accounts;

●	other demand deposits or obligations payable on demand and incurred in the ordinary course of business;

●	saving deposits that allow unconditional withdrawals that bear a stated maturity; and

●	other deposits unconditionally payable immediately.

As of December 31, 2019, Banco de Chile fully complied with these reserve requirements.

In accordance with modifications introduced in January 2019 to the General Banking Act, if a Chilean bank or a foreign bank operating in Chile is defined to be a domestic-systemically important bank by the new regulator, it may be subject one or a combination of restrictions, including but not limited to, more restrictive reserve requirements. In this regard, the new banking framework establishes that under certain conditions a systemically important bank may be required to hold assets in cash or highly liquid instruments for the amount by which the daily balance of deposits payable on demand, net of clearing, exceeds 1.5 times the amount of the bank’s Regulatory Capital. On August 12, 2019, the CMF issued a notice in which it published a set of proposed regulations related to the methodology for determining systemically important banks in Chile under the Basel III framework. As of this date, however, the final regulation is still in the process of being released and is expected to be published no later than December 2020. Nonetheless, based on the situation caused by the outbreak of COVID-19, on March 30, 2020 the CMF decided to postpone the requirements for systemically important banks until March 2021.

For more information on this regulation and, further, on the timeframe for issuance and implementation of new banking regulation, see “Item 4. Information on the Company—Regulation and Supervision— 2019 Modifications to the General Banking Act”.

Minimum Capital

Under the General Banking Act, a bank must have a minimum paid in capital and reserves of UF 800,000 (Ch$22,648.0 million or U.S.$30.1 million as of December 31, 2019). However, a bank may begin its operations with 50% of such amount, provided that it has a Regulatory Capital ratio (defined as Regulatory Capital as a percentage of risk weighted assets) of not less than 12%. When such a bank’s paid in capital reaches UF 600,000 (Ch$16,986.0 million or U.S.$22.6 million as of December 31, 2019), the Regulatory Capital ratio requirement is reduced to 10%.

As of December 31, 2019, Banco de Chile fully complied with such minimum capital requirements.

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

Some banks, however, given specific characteristics and based on the judgement of the CMF, may be required to fulfil stricter thresholds in terms of capital adequacy. This is the case of Banco de Chile, which is subject to a Regulatory Capital (or Total Capital) ratio of at least 10% on risk-weighted assets. Nonetheless, in terms of the leverage ratio, Banco de Chile is required to comply with the same limit imposed on the whole banking system.

As of December 31, 2019, Banco de Chile fully complied with such capital adequacy requirements by holding a Regulatory Capital ratio of 14.1% on risk-weighted assets and a leverage ratio of 7.9%.

Capital requirements for Chilean banks and foreign banks operating in Chile will gradually change over the next years in accordance with modifications introduced in January 2019 to the General Banking Act. For further information as to when or how these modifications will go into effect, please see “Item 4. Information on the Company—Regulation and Supervision—2019 Modifications to the General Banking Act”.

The terms Regulatory Capital and Basic Capital are defined under “Presentation of Financial Information” at the beginning of this annual report.

Modifications to the General Banking Act

The Ministry of Finance submitted a bill to the Chilean Congress on June 12, 2017, modifying the General Banking Act in numerous aspects. The bill was passed by the Congress on October 3, 2018 and, following that, Law No. 21,130 (Modernization of Banking Legislation) was enacted on December 27, 2018 and published on January 12, 2019.

The legal framework incorporated by this amendment to the General Banking Act (Decreto con Fuerza de Ley No. 3) addresses four main topics on banking regulation and supervision, as follows:

●	Adoption of Basel III guidelines on capital adequacy. Under this modification, new minimum capital requirements levels in line with the main standards of Basel III Pillar I which must be fulfilled by Chilean banks, considering a phased-in transition from Basel I lasting four years after the specific regulatory framework is issued by the regulator. Likewise, the new legal framework establishes additional potential capital requirements associated with Pillar II of Basel III for those Banks having objective deficiencies in terms of coverage and management of banking-related risks.

According to the phase-in period set in the modifications, within the 18 months following the integration of the former SBIF into the CMF, specific regulation for the implementation of Basel III must be issued by the CMF. During the past months, the CMF has published several notices of proposed rulemaking with regulation related to Basel III, which were or currently are subject to public comment. Such proposed regulations are still in the process of being finalized and released by the CMF.

Starting on August 12, 2019 the CMF has published for comment the following proposed rules:

➢	Methodology for determining systemically important banks or groups of banks. The proposed methodology takes most of the Basel III guidelines on this matter by considering four systemic factors including Size, Interconnectedness, Substitutability and Complexity. The proposed rule was published on August 12, 2019 and was available for comment until September 25, 2019. Final regulation has not been released yet.

➢	Standardized methodology for determining operational risk-weighted assets of banks. The proposed rule follows main Basel III guidelines regarding operational risk capital charge by adopting most of methodological topics. The proposed rule was published on September 13, 2019 and was available for comment until October 25, 2019. Final regulation has not been published yet.

➢	Calculation of regulatory capital for banks. The proposed rule basically defines all the adjustments to be applied to common equity tier 1 under Basel III while establishing other capital levels, such as additional Tier 1 capital and Tier 2 capital, in order to determine total capital. Also, the rule establishes a floor for the calculation of credit and market risk-weighted assets when using internal methodologies. The regulation was published on November 19, 2019 and was available for comment until January 17, 2020. Final regulation has not been published yet.

➢	Determination of credit risk-weighted assets for banks. The proposed rule includes a standardized methodology for calculating credit risk-weighted assets, which is in certain aspects aligned with Basel III while introducing local conservative adjustments for some other exposures. In addition, the rule introduces the conditions and limitations for the use of internal methodologies for calculating credit risk-weighted assets. The proposed regulation was published on January 27, 2020 and was available for comment until May 29, 2020. Final regulation has not been published yet.

➢	Additional requirements of common equity Tier 1 capital for banks. The proposed regulation outlines the requirements associated with the conservation and countercyclical buffer. The rule also addresses the consequences for banks that do not comply with the imposed requirements. The regulation was published on January 27, 2020 and was available for comment until March 31, 2020. Final regulation has not been published yet.

➢	Calculation of leverage ratio for banks. The proposed regulation defines the framework for computing the leverage ratio by establishing the common equity Tier 1 capital level to be considered for this purpose. The rule also outlines the amount of risk assets to be included in the metric by defining the additions (exposures to contingent loans and derivatives) and deductions (assets deducted from capital and exposures to financial instruments held on behalf of third parties) to be applied to the whole level of assets. The regulation was published on April 3, 2020 and will be available for comment until May 29, 2020. The final regulation has not been published yet.

➢	Conditions for the issuance of hybrid capital instruments to fulfill additional Tier 1 and Tier 2 capital requirements. The proposed rule defines the requirements and conditions for the issuance of hybrid capital instruments by local banking entities in order to compute those instruments as part of total regulatory capital. The regulation considers the possibility of issuing preferred stocks and perpetual convertible bonds as additional Tier 1 capital, whereas subordinated bonds may be issued as Tier 2 capital. The proposed rule also introduces additional requirements for these instruments to comply with in relation to the exemption of dividends, triggers activation, loss absorption mechanisms and buyback conditions, among others. The regulation was published on April 3, 2020 and will be available for comment until May 29, 2020. The final regulation has not been published yet.

It is expected that final versions of these proposed regulations, and some others still pending publication, will be available on or before July 2020 and will become effective on December 2020, to be gradually implemented during a period ending on December 2024. Nonetheless, given the current circumstances surrounding COVID-19, the CMF has decided to introduce certain changes to the original implementation schedule for Basel III. Thus, although the full regulatory framework is expected to be issued no later than December 2020, the phase-in period for the systemic and conservation buffers will be delayed one year, starting in December 2021 instead of December 2020. In the case of the systemic buffer, however, in December 2021 the capital charge will be set to zero, which could gradually increase over time. Furthermore, adjustments to regulatory capital will begin in 2022, instead of 2021, as previously considered. Basel III requirements in relation to risk-weighted assets were also postponed twelve months, now starting in December 2021 instead of December 2020. For more information, see “Item 5. Operating and Financial Review and Prospects—Recent Developments.”

Prior to the publication and implementation of such regulations, no additional capital requirements to those currently in force will be imposed to local banks. Furthermore, in accordance with the modifications to the General Banking Act, the authorization or report from the Central Bank will be necessary for the implementation of several Basel III capital adequacy guidelines set forth in these modifications.

●	Regarding capital requirements, the new regulatory thresholds introduced by the proposed rules, are:

➢	Common Equity Tier 1 (“CET1”) above 4.5% of risk-weighted assets;

➢	Tier 1 = Common Equity Tier 1 + Additional Tier 1 (“AT1”) above 6.0% of risk-weighted assets;

➢	Tier 1 + Tier 2 above 8.0% of risk-weighted assets;

➢	Conservation Buffer of 2.5% of risk-weighted assets;

➢	Potential Countercyclical Buffer of up to 2.5% of risk-weighted assets;

➢	Potential Systemically-Important Banks (D-SIB) Buffer in the range of 1.0% to 3.5% of risk-weighted assets;

➢	Potential Pillar II Buffer of up to 4.0% of risk-weighted assets.

These thresholds, with exception of Pillar II, will be required to be fulfilled with CET1 capital. However, the Pillar II buffer, if any, could be met with CET1 capital, AT1 capital (perpetual bonds or preferred stocks) or Tier 2 Capital (subordinated bonds or disclosed reserves). Also, the adoption of these regulatory thresholds was initially phased-in during a four-year period starting December 1, 2020. However, as a result of the COVID-19 outbreak, the phase-in period was postponed twelve months, now starting December 2021.

●	Changes to the governance of the banking regulator. According to these modifications and timeframe for implementation, the SBIF was abolished and all of its powers, authority and personnel were transferred to the CMF. The CMF oversees the local banking business since June 2019. This means that the local supervision model changed from a specific regulator to an integrated supervision model where the regulator’s oversight extends to the financial market as a whole, including the securities market, insurance companies and brokers and the banking industry. For further information on the description of this new banking regulator, see “Item 4. Information on the Company—Regulation and Supervision—The Financial Market Commission.”

●	Establishment of a new banking resolution regime for the Chilean banks in the case of insolvency. The new banking framework outlines specific actions to be taken under scenarios of insolvency or signs of financial distress. In this regard, the General Banking Act, as modified, establishes the possibility of undertaking an early regularization plan in case of signs of financial weakness, capitalization in the form of loans to be granted by other banks or forced liquidation in case of insolvency. For each scenario, the appointment of a delegated inspector, a provisional administrator or a liquidator, among other elements, are introduced. For further information on the description of this new regime, see “Item 4. Information on the Company—Regulation and Supervision—Legal Provisions Regarding Banking Institutions with Economic Difficulties.”

●	The modifications to the General Banking Act also address other matters such as increased deposit insurance for time deposits, stricter requirements for members of banks’ boards of directors, changes in relation to confidential information of bank customers, among others. With regards to confidentiality of customers, certain conditions of access to information subject to banking secrecy are required, upon special request of the Financial Analysis Unit (responsible for watching anti-money laundering activities) in the case of an investigation or prosecution.

Market Risk Regulations

In September 2005, new regulations for measuring market risks (e.g., price and liquidity risks) were introduced by the banking regulator, establishing standardized methodologies based on Basel Market Risk Measurement models for measuring and reporting price risks. These methodologies allow local banks to determine interest rate, foreign exchange (“FX”) and options risks (for FX and interest rate transactions) taken in both their trading and accrual books. Additionally, this entity provided funding liquidity risk measurements standards which included the alternative to model the maturity tenor of some balance sheet items following behavioral assumptions.

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

The regulation provides that 8% of the sum of the credit risk-weighted assets and the price risk of the trading book may not be higher than Regulatory Capital. In light of the merger between Banco de Chile and Banco A. Edwards in 2002, the SBIF raised the requirement of credit risk-weighted assets for us from 8% to 10%. As of December 31, 2019, the price risk of our trading book totaled Ch$122,134 million. Based on this amount, the following table shows our regulatory risk availability, computed as the difference between the Total Risk, composed of credit risk (or 10% of our risk-weighted assets) and market risk (or trading book price risk) and our Regulatory Capital, as of December 31, 2019:

	As of December 31, 2019
	(in millions of Ch$, except percentage)
(a) 10% risk-weighted assets	Ch$	3,230,734
(b) Trading book price risk		122,134
(c = a + b) Total Risk		3,352,868
(d) Regulatory Capital		4,569,090
(e = d – c) Risk Availability	Ch$	1,216,222
(f = c/d) Use of Regulatory Limit (as a % of Regulatory Capital)		73.4%

Interest rate risk generated by the accrual book is measured against a self-imposed (internal) limit equal to the lesser of 12-month rolling net revenues and our Basic Capital.

In June 2006, the banking regulator introduced new regulations relating to (i) the valuation process of debt instruments and (ii) the measurement and reporting of credit risk generated by derivative transactions.

Prior to June 2006, the banking regulator allowed banks to classify debt instruments for accounting and business purposes as either “Trading” or “Held-to-Maturity” only. Starting in June 2006, a new alternative classification was added (“Available-for-Sale”). No changes to the classification system have occurred since June 2006.

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

In 2018 amendments to Chapters 12-1 and 12-3 of Recopilación Actualizada de Normas (the Revised Compilation of Norms) were introduced by our regulator in order to set specific guidelines for calculation of risk-weighted assets associated with derivative instruments for capital adequacy purposes, specifically for those derivative contracts cleared and settled through a Central Counterparty Entity (CCP). Likewise, the amendments include general clarifications on the treatment of operations with intermediate settlement and the calculation of guarantees. In brief, the regulatory amendment establishes a risk-weighting of 2% over the amount of Derivatives Credit Risk, as defined above for regulatory purposes, for those derivative contracts cleared through a CCP. Also, due to the original interbank nature of the derivative instruments, exposures to CCPs are considered to be subject to the 30% limit on regulatory capital, as defined above.

Liquidity Risk Regulations

The guidelines for measuring liquidity risk are mainly focused on constructing an expected cash flow analysis for the following 30 and 90 days, broken down by currency. Net outflows may not exceed the amount of our Basic Capital (Common Equity Tier 1 Capital) for the following 30 days or two times that amount for the following 90 days. Subject to approval of the CMF, the cash flow analysis may include behavioral run-off assumptions for some specific liability balance sheet items (demand deposits, time deposits, etc.) and behavioral roll-over assumptions for some asset items of the consolidated statement of financial position (loans, etc.). This guidance is also known as the C46 index, effective since 2015.

In 2014, the Central Bank released a proposal for new liquidity standards for local banks based on Basel III guidelines. After receiving comments, the Central Bank published a final version in January 2015. The CMF is the institution empowered to put these guidelines into practice and monitor them on an ongoing basis. Accordingly, in February 2015, the banking regulator introduced a draft of these rules for comment and discussion, which translated into a new set of liquidity requirements for banks published on July 31, 2015 (Circular No. 3,585) establishing reporting requirements for local banks with respect to management and measurement of each bank’s liquidity position. Thus, in March 2016, the Chilean regulator began to require C47 and C48 reports for informational purposes only (no limits were required at that point). The C47 report focuses on liabilities analysis from the concentration, maturity and renewal perspectives. On the other hand, the C48 report gauges Liquidity Coverage Ratio (“LCR”) and Net Stable Funding Ratio (“NSFR”), aligned with the Basel framework for these purposes.

On May 4, 2018 the Central Bank published for comment an amendment to Chapter III.B.2.1 of Compendio de Normas Financieras (the Compendium of Financial Norms) by which this regulator outlines the main guidelines for banks to follow in order to measure and control their liquidity position. The amendment is primarily focused on proposing a minimum requirement for the LCR, considering a phase-in period of five years, starting at 60% in 2019 and reaching the final limit of 100% in 2023 (with annual increments of 10% between 2019 and 2023).

Aligned with this new framework, on October 2, 2018 amendments to Chapter 12-20 of Recopilación Actualizada de Normas (which addresses the management and measurement of banks’ liquidity position) were published by the banking regulator for comment while establishing a new report on liquidity matters (C49) intended to refine the measurement of the LCR and the NFSR as defined by the current C48 report. Overall, the new framework: (i) introduces some adjustments to the formulae used to compute high-quality-liquid-assets for the LCR, (ii) clarifies the treatment of derivatives on the measurement of a bank’s liquidity position, (iii) widens the extent of some liability concentration metrics and (iv) specifies that only accrued interest, rather than total interest, must be considered for the NSFR calculation, among other topics. On December 28, 2018 Circular No. 3,585 was endorsed by circular No. 3,644 by which the regulator established April 4, 2019 as the date that Chilean banks must start the submission of C49 report and comply with the LCR limit of 60% determined by the Central Bank. Even though the C49 report was expected to replace the C48 report in the short-term, they continued to be submitted jointly, as the regulator is calibrating both reports.

In terms of liquidity regulatory limits, they are, as follows:

●	For C46 index, mismatches between modeled cash inflows and cash outflows over 30-day and 90-day periods must not exceed one time and two times the amount of Basic Capital (or Common Equity Tier 1 capital) held by any bank, respectively.

●	For the C47 report there is no regulatory limit, as it only characterizes the liability structure of banks.

●	For C48 and C49 reports, the LCR must exceed a regulatory limit of 60% as of December 31, 2019, which will increase ten percentage points every year to reach 100% in 2023. NSFR, instead, is not subject to any limit.

As of December 31, 2019, the Bank fully complied with all minimum liquidity requirements.

Further, in view of the COVID-19 outbreak, on March 30, 2020 the Central Bank announced a bundle of measures in order to ensure liquidity within the financial system. Among these measures, the Central Bank proposed to suspend the regulatory thresholds associated with C46 index (cash flows mismatches) for a 90-day timeframe, although report requirements remain for banks during that period. Similarly, the Central Bank also announced that the regulatory limit for C48 (70% for 2020) will be eased if required. For more information, see “Item 5. Operating and Financial Review and Prospects—Recent Developments.”

Lending Limits

Under the General Banking Act, Chilean banks are subject to certain lending limits, including the following material limits:

●	A bank may not extend to any entity or individual, directly or indirectly, unsecured credit in an amount that exceeds 10% of the bank’s Regulatory Capital, or in an amount that exceeds 30% of its Regulatory Capital if the excess over 10% is secured by certain assets with a value equal to or higher than such excess.

●	In the case of financing infrastructure projects built through the concession mechanism, the 10% ceiling for unsecured credits is raised to 15% if secured by a pledge over the concession, or if granted by two or more banks or financial companies which have executed a credit agreement with the builder or holder of the concession.

●	A bank may not extend loans to another financial institution subject to the General Banking Act in an aggregate amount exceeding 30% of its Regulatory Capital.

●	A bank may not extend to any individual or entity that is, directly or indirectly, related to the ownership or management of the bank, credit under more favorable terms with respect to repayment conditions, interest rates or collateral than those granted to third parties in similar transactions. The aggregate amount of such credits granted to related persons may not exceed 5% of the bank’s Regulatory Capital. The 5% unsecured ceiling is raised to 25% of the bank’s Regulatory Capital if the excess over 5% is secured by certain assets with a value equal to or higher than such excess. In any case, the aggregate amount of these credits granted by the bank may not exceed the bank’s Regulatory Capital.

●	A bank may not directly or indirectly grant a loan, the purpose of which is to allow an individual or entity to acquire shares of the lender bank.

●	A bank may not lend, directly or indirectly, to a director or any other person who has the power to act on behalf of the bank.

●	A bank may not grant loans to related parties (including holders of more than 1% of its shares or 5% of its shares if these are actively traded stocks) on more favorable terms than those generally offered to non-related parties. Loans granted to related parties are subject to the limitations above. The aggregate amount of loans to related parties may not exceed a bank’s Regulatory Capital.

Among the amendments to the General Banking Act published in January 12, 2019, another limitation states that a bank may not extend loans in an aggregate of 30% of its Regulatory Capital to a group of persons or entities belonging to the same holding group (grupo empresarial) as defined in the Securities Market Act.

As of December 31, 2019, the Bank fully complied with the lending limits established by the General Banking Act.

Classification of Banks

The CMF regularly examines and evaluates each bank’s solvency and credit management process, including its compliance with loan classification guidelines. On the basis of this evaluation, it classifies banks into various categories.

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

In November 2016 our regulator issued Circular No. 3,612, which added regulations related to “Business Continuity Management” and established a set of guidelines and good practices to be considered by banks in the management of business continuity risks, taking into account the volume and complexity of their operations. The corresponding adherence to these practices will be considered in the management evaluation “Solvency and Management Classification” carried out by the CMF.

Obligations Denominated in Foreign Currencies

Foreign currency-denominated obligations of Chilean banks are subject to two requirements:

●	a reserve requirement of 9% for demand deposits and 3.6% for time deposits (see “—Reserve Requirements”); and

●	net foreign currency outflows may not exceed the amount of the Basic Capital for the following 30 days or two times that amount for the following 90 days.

Capital Markets

Under the General Banking Act, banks in Chile may purchase, sell, place, underwrite and act as paying agents with respect to certain debt securities. Likewise, banks in Chile may place and underwrite certain equity securities. Bank subsidiaries may also engage in debt placement and dealing, equity issuance advice and securities brokerage, as well as mutual fund and investment fund administration, factoring, investment advisory services and merger and acquisition services. The CMF regulates these subsidiaries.

Legal Provisions Regarding Banking Institutions with Economic Difficulties

The General Banking Act provides that if specified adverse circumstances exist at any bank, it must promptly inform the CMF and must shortly present them an early regularization plan duly approved by its board of directors. If the plan is approved by the CMF, which may also require additional measures, the bank must report periodically to the regulator regarding the implementation of such plan. All the communications between a bank with economic difficulties and the CMF regarding this matter are reserved. If, among the measures addressed by the early regularization plan, a capital increase is required, the board of directors must call for an extraordinary shareholders meeting setting forth the conditions of such capital increase, which must be approved by the banking regulator. Another measure that may be included in the early regularization plan is that the bank may receive a loan of up to three-year term from other bank(s). The terms and conditions of such loan must be approved by the board of directors of both banks, as well as by the banking regulator, but need not be submitted to the borrowing bank’s shareholders for their approval. A creditor bank may not grant such interbank loans to an insolvent bank in an amount exceeding 25% of the creditor bank’s Regulatory Capital. Such loan may only be repaid if the borrowing bank complies with certain capital requirements. If this loan is not repaid timely, the General Banking Law provides the possibility that such loan may be capitalized by the lending banks in the form of equity of the borrowing bank.

The CMF may further impose certain prohibitions to banks with economic difficulties such as prohibitions on granting loans to related parties, renewing any loan in excess of 180 days, releasing guarantees, acquiring or selling certain assets, granting unsecured loans, investing in any securities other than instruments issued by the Central Bank or by the Chilean Treasury, among others. Furthermore, if the bank with economic difficulties does not present an early regularization plan (or if it is unfulfilled or breached by this bank, among other reasons provided by the General Banking Act), the banking regulator may appoint a delegate inspector to oversee the bank’s operations or a provisional administrator (appointment to be approved by the Central Bank as well) who will take over the powers and authority of the bank’s board of director and chief executive officer; however, the provisional administrator authority is limited to the extent provided by the General Banking Act and should always be in line with the interests of depositors, creditors and those of the general public related to financial stability.

Dissolution and Liquidation of Banks

The banking regulator may establish that a bank should be liquidated for the benefit of its depositors or other creditors when the bank does not have the necessary solvency to continue its operations. In which case, the CMF must revoke the bank’s authorization to exist and order its mandatory liquidation, subject to the agreement of the Central Bank. The General Banking Act establishes certain criteria by which it will be deemed that a bank does not have the necessary solvency or that the safety of its depositors may be jeopardized, such as when it does not reach certain minimum or regulatory capital thresholds, upon aggregate and consecutive losses, when urgency credits with the Central Bank are due and when it has suspended the repayment of its obligations. The resolution of the banking regulator must state the reason for ordering the liquidation and must name a liquidator. When a liquidation is declared, all current accounts, other demand deposits received in the ordinary course of business, other deposits unconditionally payable immediately or that have a maturity of no more than 30 days, and any other deposits and receipts payable within 10 days of its maturity date, are required to be paid by using the bank’s existing funds, its deposits with the Central Bank, or its investments in instruments that represent its reserves. If these funds are insufficient to pay these obligations, the liquidator may seize the bank’s remaining assets, as needed. If necessary, and in specified circumstances, the Central Bank will lend the bank the funds necessary to pay these obligations. Any such loans are preferential to any claims of other creditors of the liquidated bank.

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

Procedures for the Management of Information of Interest to the Market

In order to ensure compliance with the provisions of the Ley de Mercado de Valores No. 18,045 (the Chilean “Securities Market Law”) and further specific regulations our board of directors approved, on January 29, 2010, the Manual for the Management of Information of Interest to the Market (the “Manual”).

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

Prevention of Money Laundering and the Financing of Terrorism

On December, 18, 2003, Law No. 19,913 created the Financial Analysis Unit and enacted new rules regarding money laundering. On March 6, 2006, the banking regulator issued regulations governing the requirements applicable to banks with respect to prevention of money laundering and terrorism financing. The regulations, as amended, are aimed at incorporating international anti-money laundering (“AML”) and terrorism financing laws to the Chilean banking industry. Pursuant to these regulations, the CMF requires that banks implement an Anti-Money Laundering and Terrorism Financing system based mainly on the “know your customer” and source of wealth concepts. Moreover, these policies and procedures must be approved by the board of directors of each bank and must take into account the volume and complexity of its operations and other related parties.

Based on these requirements, a Customer Identification Program (as part of the Anti-Money Laundering and Terrorism Financing system) is needed to enable a bank to establish the reasonable belief that it knows the true identity of its customers. In general, the program includes controls and procedures to:

●	properly identifying customers, including their background, source and amount of funds, country of origin and other risk factors;

●	identifying and monitoring what the CMF has defined as politically exposed persons (“PEPs”) both within Chile and abroad; and

●	ensuring a safe and suitable account opening process, with different documentation requirements needed for different types of accounts and products.

The Anti-Money Laundering and Terrorism Financing system required by local regulations must also include the following components:

●	AML policies and procedures aimed at preventing a bank from being used as an intermediary to carry out money laundering operations;

●	appointment of a compliance officer on a senior management level who is responsible for coordinating and monitoring day-to-day AML compliance;

●	establishment of an AML Committee for the purposes of planning and coordinating compliance with AML policies and procedures;

●	use of software tools to detect, monitor and report unusual operations related to transactions made by customers on different products;

●	implementation of personnel selection policies and a training program, in order to prevent money laundering;

●	establishment of a Code of Conduct in order to, among other things, guide employee behavior and prevent possible conflicts of interest; and

●	independent testing by the compliance department, which must be conducted by a bank’s internal audit department.

On December 1, 2015, a new set of rules regarding the PEPs were issued by the banking regulator. The new set of rules relate to the bank’s obligation to keep specific PEPs policy and procedures in place to grant certain loans to PEPs, as well as to carry out controls procedures associated with service providers when PEPs are involved therewith.

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

Consumer-Oriented Regulation

On December 5, 2011, Law No. 20,555 was published in the Diario Oficial, amending the Chilean Consumer Protection Law. The most significant changes enacted by Law No. 20,555 were:

●	new agreements entered into by banks and consumer must fully disclose the costs that the consumer assumes, as well as the periodicity, and the mechanisms to modify them. In addition, new agreements must fully disclose all terms, events of default, events of early termination, and automatic payments;

●	banks must inform consumers periodically as to the complete, detailed cost of the banking product, as well as of the cost of the services rendered. The information must include the cost that the consumer will assume if he terminates the agreement before the end of its term;

●	before rendering a service or delivering a product, banks must give the consumer a quote, which must include costs, rates, and conditions;

●	if the consumer so wishes banks must terminate the rendering of a service;

●	banks must inform guarantors as to their rights and obligations before they assume the role of guarantor;

●	irrevocable mandates and mandates in blank are prohibited by the law;

●	when consumers execute standard form contracts, banks must explain, in writing, the main provisions of the agreement; and

●	banks may only modify fees and costs of services and banking products if the mechanisms to modify them are based on objective and verifiable factors previously agreed to in the agreement. In addition, the cost of banking services and products may not be modified without the consent of the consumer.

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

Law 21,081, which came into force on March 14, 2019, amended the Consumer Protection Law (Law No. 19,496). This amendment aims to strengthen consumer protection, granting new powers to SERNAC in matters of oversight. Likewise, fines are increased and the authority of SERNAC is reinforced in the scope of collective actions and collective voluntary procedures. The main reforms affecting banks as financial services providers are, among others:

●	SERNAC inspectors shall be empowered to request the assistance of public force to be granted by local courts, in the event that the provider does not provide access to its facilities to SERNAC.

●	SERNAC is granted authority to initiate collective voluntary procedures.

●	Fines for adhesion contract infringement and misleading advertising are increased to up to 1,500 UTM (Unidades Tributarias Mensuales) which, as of April 24, 2020, would amount to approximately Ch$75.3 million (approximately U.S.$88,230).

●	For the determination of fines, within the framework of collective actions, mitigating and aggravating circumstances and the number of affected consumers will be weighted. In case of full and effective compensation damages for all consumers, a lump sum will be applied as a fine, which may not exceed 30% of the sales of the product or service line made in the period of the infringement, or double the economic benefit obtained as a result of it. In any case, the fine may not exceed 45,000 UTA (Unidades Tributarias Anuales) for each event, which as of April 24, 2020 amounted to approximately Ch$27,119.3 million (approximately U.S.$31.8 million).

●	In collective lawsuits, in addition to the material damage, moral damage may be also sought, and the judge may establish a common minimum amount.

●	The court is empowered to increase the amount of the compensation granted by 25% in case of aggravating circumstances, established in the Consumer Protection Law.

For more information, see “Item 3. Key Information—Risk Factors—Risks Relating to our Operations and the Chilean Banking Industry—Restrictions imposed by banking regulations may constrain our operations and thereby adversely affect our financial condition and results.”

Insurance Brokerage Regulations

On December 1, 2013, a new regulation affecting all insurance brokerage businesses in Chile became effective. This regulation is a result of Law No. 20,667 that was enacted on May 9, 2013 and Circular No. 2114 issued by the SVS (the predecessor, generally, to the CMF in insurance and capital markets) on July 26, 2013. This regulation establishes that, in the case of early termination of an insurance policy paid for in advance (for example, because of the early repayment of the related loan), all unearned premiums must be refunded to the customer by the company that issued the policy. This refund obligation includes both the unearned premiums and commissions relating to the remaining policy period, such as brokerage fees (e.g., the fees of our subsidiary Banchile Corredores de Seguros Limitada) and any other commissions. The premiums and commissions subject to refund will be calculated in proportion to the unelapsed period. This refund obligation applies with respect to insurance policies issued after this regulation became effective. Prior to this regulation, unearned premiums were refunded only if the early termination took place within the later of 45 days after the issuance of the insurance policy, or one-tenth of the total term of the insurance policy (from the date of issuance). These refund obligations did not have a material effect on our results of operations in 2018 and 2019.

Maximum Legal Interest Rates

On December 13, 2013, Law No. 20,715 regulating maximum interest rates became effective upon publication in the Chilean Official Gazette. This legislation affects all Chilean businesses that charge interests (including all banks, department stores and any other commerce or financial provider) on loans up to UF 200 (approximately U.S.$7,530 as of December 31, 2019), including installment loans, credit cards and credit lines related loans, as well as overdue loans. This regulation established among other things, a new methodology for calculating the maximum legal interest rate for loans –not indexed to inflation– longer than a 90-day term, which resulted in a reduction of the maximum legal interest rate applicable to such debtors. This law did not have a material effect on our results of operations during the transition or implementation period (from 2014 to 2015).

We cannot rule out that new limits to the maximum interest rates may be imposed to local banks or foreign banks operating in Chile in the future.

Automatic Payment of Overdraft Lines of Credit

On July 10, 2019 Law No. 21,167, regulating the payment of overdraft lines of credit, was published and entered into force on January 1, 2020. This law modified Chilean legislation regarding banks current accounts and checks, by establishing that debts arising from the use of a line of credit associated with current accounts (“overdraft loans”) will be automatically paid with available outstanding funds in the customer’s current account, to the extent there are not any outstanding balances associated to other loans owed by the customer. However, the customer is also entitled to directly pay-off the overdraft loans by means of deposits or electronic money transfers. Nevertheless, at any time the customer can instruct the bank not to automatically pay-off the overdraft loan with available funds in the current account, in which case the overdraft loan may only be paid by the customer through direct deposit or electronic money transfer. The customer is entitled to change the payment method at any moment, effective in the next month following the instruction.

Law No. 21,167 is not expected to have a material impact on our results of operations, either during the year of implementation (2020) or in the future.

Credit Risk Provisioning

On December 18, 2013, our regulator published for comments a set of amendments to the regulations on allowances for loan losses and credit risk matters. A revised and final version of these guidelines was published on December 30, 2014 (Circular No. 3,573).

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

On June 22, 2015, our regulator published a set of amendments to existing rules on loan provisioning and treatment of impaired loans to explain and ensure the right application of the rules released on December 30, 2014, which went into effect on January 1, 2016.

On December 24, 2015, new guidelines (Circular No. 3,598) were published by the regulator regarding the use of internally-developed credit risk models by Chilean banks. These guidelines–enclosed in two appendices that complement the existing credit risk provisioning rules–establish a framework and requirements that all Chilean banks must comply to shift from standardized credit risk provisioning models to internally-developed credit risk models. The new framework establishes general and specific requirements. Regarding general requirements, it is stated that banks should: (i) have independent and specialized areas in charge of developing, validating and monitoring internally-developed methodologies, (ii) have adequate control procedures for technological platforms and systems to ensure stability and reliability of processes supporting internally-developed methodologies, (iii) maintain backup of information, variables, validation and monitoring activities associated with modeling internally-developed methodologies to enable counterparties to replicate the developed methodologies, if necessary and (iv) generate detailed technical documentation of analysis and decisions made in the process of building internal methodologies. In addition, the CMF requires specific requirements for setting-up internally-developed methodologies, which will depend on the type of method chosen by each bank, as disclosed in Circular No. 3,598.

On March 29, 2016, an amendment (Circular No. 3,604) to Chapter B-3 of Compendio de Normas Contables was published by the regulator, modifying the credit conversion or credit exposure factors for certain contingent loans. In particular, the aforesaid circular established a decrease in the conversion factor for fully available lines of credit, from 50% to 35%, when the borrower maintains non-performing loans with the banking institution. This rule did not have a material impact on our results of operations.

On July 6, 2018 the banking regulator published a set of amendments (Circular No. 3,638) to Chapter B-1 of Compendio de Normas Contables introducing changes to provisioning rules for commercial loans evaluated on a group basis. From the banking regulator’s point of view, these new rules are aimed at supplementing the changes introduced in 2014 (Circular No. 3,573 mentioned above) by establishing a standardized methodology to compute minimum acceptable level of loan loss allowances for commercial loans evaluated on a group basis that banks should recognize on their balance sheet. The new framework is composed of three methods depending on the type of loans, as follows: (i) leasing loan allowances will be set by taking into account delinquency the type of asset underlying the contract and the ratio of present value to book value, (ii) student loan allowances will be based on the type of loan (government-backed or not), if the loan is callable or not and delinquency, and (iii) other commercial loan allowances will be set based on delinquency, guarantees backing the loan and the loan to guarantee ratio. In addition, the new set of rules also addressed other topics related to loan provisioning, including (i) a minimum risk index of 0.5% for other-than-past-due loans that a bank must hold on an individual basis and on a consolidated basis considering both operations in Chile and abroad, (ii) the establishment that allowances for leasing residential loans must be in consistency with residential mortgage loans managed by the same bank, and (iii) that non-performing residential mortgage loans will drag into the same condition other credits owed by the same debtor for provisioning purposes. The new provisioning criteria became effective in July 2019 and had no material impact on our results of operations.

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

In addition, Law No. 20,899 enacted on February 8, 2016, permits investors to use 100% of the corporate tax paid by the company as a tax credit, if investors reside in countries that were part of DTAT before January 1, 2017, even though the DTAT was not in force from 2017 onwards. However, this special treatment will only be applied until December 31, 2019.

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

Lastly, under these amendments to the Chilean tax system, stock dividends (distributions on fully paid-in shares) are tax exempt when distributed. Furthermore, Law No. 21,047 introduced certain changes to the treatment of capital gains associated with the sale of shares received as stock dividends.

On August 23, 2018 the Chilean Government sent a bill to the Chilean congress, which was intended to modernize the Chilean tax system by introducing a set of technical adjustments in order to simplify the current tax system, while incorporating new regulations related to the integration of the whole tax system and introducing new taxes on digital services, among other topics. The bill, however, was not passed as proposed by the Chilean Government. Moreover, following the social crisis in Chile in the fourth quarter of 2019, the Ministry of Finance reformulated the former bill in order to address social demands, by increasing tax collection, while resigning to certain elements originally proposed by the Chilean Government, with the purpose of reaching an agreement in the Congress. As a result of the latter, Law No. 21,210, which modernizes the local tax system, was enacted on February 24, 2020 and published in the Official Gazette on February 29, 2020. This new law mainly focuses on: (i) entrepreneurship promotion measures by providing SMEs with a special tax regime based on total integration and a statutory tax rate of 25%, as opposed to large companies and corporations, which will continue to be subject to a semi-integrated system while bearing a statutory corporate tax rate of 27%, (ii) initiatives promoting private investment by introducing instantaneous or accelerated depreciation for fixed-assets, reducing the time frame to receive reimbursements of VAT paid on fixed-assets, (iii) reductions or exemptions of property taxes paid by elderly people and low income pensioners; (iv) increasing taxes paid by high-income individuals by means of adding a new tax bracket of 40%, and raising taxes on properties that exceed U.S.$500,000 in assessed value, (v) incorporating a regional green tax of 1% levied on investment projects exceeding U.S.$10 million in capital expenditures that were subject to environmental approval, (vi) lowering tax benefits on capital gains obtained in stock markets, (vii) creating a Taxpayer Protection & Advisory Agency, which aims to be a counterpoint to the Chilean Internal Revenue Service on taxation matters, and (viii) introducing a digital approach, which considers both the compulsory use of electronic bill and invoices, aimed at reducing tax evasion, and the imposition of VAT on digital services.

Based on the above, the effective tax rate paid by Chilean individual investors or foreign holders from non-DTAT countries would continue to be up to 44.45% (calculated by adding together both taxes paid by the company on income before income tax and taxes paid by this type of investor when receiving those dividends, given the inability to use 100% of the corporate tax expense as tax credit).

For more information, see “Item 3. Risk Factors— Risks Relating to our Operations and the Chilean Banking Industry— Restrictions imposed by regulations may constrain our operations and thereby adversely affect our financial condition and results” and “Item 10. Additional Information—Taxation—Chilean Tax Considerations.”

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

Reporting of Operational and Cybersecurity Incidents

On March 23, 2015, the regulator issued a new regulation on the reporting of operational incidents (Circular No. 3,579). According to this regulation, which modified the Chapter 20-8 of Recopilación Actualizada de Normas, banks must report immediately to the SBIF certain types of significant operational incidents in order to keep the regulator properly informed. For purposes of the regulation, an operational incident is deemed significant if the event affects the business continuity, information security or reputation of the bank.

Throughout 2018, the regulator introduced modifications (Circular No. 3,633 and Circular No. 3,640) to the regulation associated with the management of operational risk by supplementing Chapters 1-13 and 20-8 of Recopilación Actualizada de Normas with specific guidelines on cybersecurity matters. Under this amendment, the SBIF widens its scope of supervision by incorporating cybersecurity matters through the continuous assessment of banks’ critical technological infrastructure that exposes banks to risks of data integrity, data availability and confidentiality of clients’ information. Also, a dedicated digital platform was created, through which banks should report directly to the regulator within a 30-minute time frame the occurrence of an incident and requires the appointment of the bank’s representative to be in charge of the communication with the CMF for these purposes. Similarly, banks are required to timely inform customers and users about cybersecurity incidents affecting quality and continuity of services, as well as incidents that are publicly known. In addition, under these guidelines, banks are compelled to maintain an alert system at an industry level in order to share information about incidents and measures that should be taken in order to mitigate widespread impact.

Volcker Rule

The Volcker Rule became effective during 2015 in the United States as part of the Dodd–Frank Wall Street Reform and Consumer Protection Act. Among other topics, the Volcker Rule limits proprietary trading and positions taken by banks in covered funds by establishing specific conditions for carrying out these activities. Also, this regulation establishes specific corporate governance measures for conducting these businesses to avoid conflict of interest and high-risk trading strategies by banks.

Section No. 619 of the Volcker Rule is applicable to Citigroup. Since we and our subsidiaries are considered as Citigroup’s subsidiaries, during 2015, we comprehensively revised our internal policies and procedures to establish, maintain, enforce, test and modify our Volcker Rule Compliance Program to enable Citigroup to comply with its regulatory requirements. The new requirements and amendments introduced to the Volcker Rule during 2019, which may be applicable to us, will be implemented into our Volcker Rule Compliance Program within the required time periods.

Auditor Review of Interim Financial Statements

On December 12, 2016 the banking regulator published an amendment (Circular No. 3,615) to Chapter C-2 of Compendio de Normas Contables. Through this document, local banks were required to include in mid-year financial statements (as of June 30 of every fiscal year) an auditor’s review statement in accordance with GAAP. Whereas the financial statements with notes must be sent to the CMF on the same date they are released to the market, the auditor’s report on such financials must be sent to the regulator before August 15.

ORGANIZATIONAL STRUCTURE

The following diagram presents our current corporate structure, including our subsidiaries and their respective direct ownership interests, as of April 24, 2020:

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

As of December 31, 2019, we owned the properties on which 167 of our full-service branches and other points of sale are located (approximately 112,300 square meters of office space). Also, as of December 31, 2019, we had leased office space for 186 of our full-service branches with office space of approximately 56,560 square meters. Lastly, the 13 remaining branches and other points of sale were managed through a combined model by which part of the branch surface is owned and the remaining branch surface is under a leasing contract. Also, in some cases, we entered into special partnership agreements with the property’s owners.

We also own properties throughout Chile for back office and administrative operations, as well as for storage of documents and other purposes. We believe that our facilities are adequate for our present needs and suitable for their intended purposes.

As of December 31, 2019, we also owned approximately 134,250 square meters in mainly recreational physical facilities in Chile, which we use to assist our employees in maintaining a healthy work and life balance and which we use for incentive and integration activities.

Our 2020 budget for infrastructure expenditures amounts to approximately Ch$33,168 million. This is intended to finance disbursements associated with the renovation of some of our branches, particularly as a result of a new customer service model we are deploying in some of our locations (50%), renovation and restoration of our corporate buildings (20%), general maintenance investments (12%), security-related expenditures (8%) and other initiatives related to our efficiency program and social commitment (2%).

SELECTED STATISTICAL INFORMATION

The following information is included for analytical purposes and should be read in conjunction with our audited consolidated financial statements as of and for the year ended December 31, 2019 appearing elsewhere in this annual report and “Item 5. Operating and Financial Review and Prospects.”

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

Included in cash and due from banks are current accounts maintained in the Central Bank and overseas banks. Such assets have a distorting effect on the average interest rate earned on total interest earning assets because of balances maintained in:

●	the Central Bank, only the portion that is legally required to be held for liquidity purposes earns interest; and

●	overseas banks earn interest on certain accounts in certain countries.

Consequently, the average interest earned on such assets is comparatively low. These deposits are maintained by us in these accounts to comply with statutory requirements and to facilitate international business, rather than to earn income.

The following tables set forth, by currency of denomination, average balances and, where applicable, interest amounts and nominal rate for our assets and liabilities under IFRS for the years ended December 31, 2017, 2018 and 2019:

	For the Year Ended December 31,
	2017					2018					2019
IFRS:	Average Balance		Interest Earned(1)		Average Nominal Rate	Average Balance		Interest Earned(1)		Average Nominal Rate	Average Balance		Interest Earned(1)		Average Nominal Rate
	(In millions of Ch$, except percentages)
Assets
Interest earning assets
Financial Investments
Ch$	Ch$	1,943,209	Ch$	67,330	3.46%	Ch$	1,940,757	Ch$	65,890	3.40%	Ch$	2,156,285	Ch$	68,528	3.18%
UF		474,719		15,070	3.17		675,769		23,906	3.54		537,993		20,010	3.72
Foreign currency		119,414		5,792	4.85		195,455		8,280	4.24		135,731		5,464	4.03
Total		2,537,342		88,192	3.48		2,811,981		98,076	3.49		2,830,009		94,002	3.32
Loans in advance to Banks
Ch$		231,148		9,028	3.91		515,441		16,044	3.11		823,533		17,187	2.09
UF		―		―	―		―		―	―		―		―	―
Foreign currency		303,902		5,996	1.97		315,322		8,094	2.57		363,308		10,270	2.83
Total		535,050		15,024	2.81		830,763		24,138	2.91		1,186,841		27,457	2.31
Commercial loans
Ch$		6,854,249		471,849	6.88		7,025,701		447,268	6.37		7,196,336		449,502	6.25
UF		5,227,029		274,522	5.25		5,428,982		264,467	4.87		6,017,552		296,653	4.93
Foreign currency		2,146,715		61,145	2.85		2,085,578		81,033	3.89		2,532,428		104,200	4.11
Total		14,227,993		807,516	5.68		14,540,261		792,768	5.45		15,746,316		850,355	5.40
Consumer Loans
Ch$		3,820,048		609,017	15.94		4,055,947		607,729	14.98		4,342,319		633,192	14.58
UF		70,103		5,376	7.67		64,615		5,564	8.61		61,777		5,006	8.10
Foreign currency		32,691		―	―		36,433		―	―		41,146		―	―
Total		3,922,842		614,393	15.66		4,156,995		613,293	14.75		4,445,242		638,198	14.36
Residential mortgage loans
Ch$		28,682		213	0.74		33,641		260	0.77		33,311		169	0.51
UF		7,191,751		401,649	5.58		7,649,420		502,572	6.57		8,528,134		531,840	6.24
Foreign currency		―		―	―		―		―	―		―		―	―
Total		7,220,433		401,862	5.57		7,683,061		502,832	6.54		8,561,445		532,009	6.21
Repurchase agreements
Ch$		60,319		1,714	2.84		81,947		2,767	3.38		81,901		2,480	3.03
UF		―		―	―		―		―	―		―		―	―
Foreign currency		―		―	―		―		―	―		―		―	―
Total		60,319		1,714	2.84		81,947		2,767	3.38		81,901		2,480	3.03
Other assets
Ch$		32,072		1,194	3.72		58,905		2,575	4.37		46,023		2,377	5.16
UF		―		―	―		―		―	―		―		―	―
Foreign currency		164,289		1,656	1.01		237,631		4,598	1.93		332,089		6,641	2.00
Total		196,361		2,850	1.45		296,536		7,173	2.42		378,112		9,018	2.39
Total interest earning assets
Ch$		12,969,727		1,160,345	8.95		13,712,339		1,142,533	8.33		14,679,708		1,173,435	7.99
UF		12,963,602		696,617	5.37		13,818,786		796,509	5.76		15,145,456		853,509	5.64
Foreign currency		2,767,011		74,589	2.70		2,870,419		102,005	3.55		3,404,702		126,575	3.72
Total	Ch$	28,700,340	Ch$	1,931,551	6.73%	Ch$	30,401,544	Ch$	2,041,047	6.71%	Ch$	33,229,866	Ch$	2,153,519	6.48%

(1)	Interest earned includes interest accrued on trading securities.

	For the Year Ended December 31,
	2017					2018					2019
IFRS:	Average Balance		Interest Earned		Average Nominal Rate	Average Balance		Interest Earned		Average Nominal Rate	Average Balance		Interest Earned		Average Nominal Rate
	(In millions of Ch$, except percentages)
Assets
Non-interest earning assets
Cash and due from banks
Ch$	Ch$	857,485	Ch$	―	―	Ch$	946,735	Ch$	―	―	Ch$	1,025,004	Ch$	―	―
UF		―		―	―		―		―	―		―		―	―
Foreign currency		532,728		―	―		537,005		―	―		647,875		―	―
Total		1,390,213		―	―		1,483,740		―	―		1,672,879		―	―
Transactions in the course of collection
Ch$		373,471		―	―		389,132		―	―		480,975		―	―
UF		―		―	―		―		―	―		―		―	―
Foreign currency		201,466		―	―		250,634		―	―		298,180		―	―
Total		574,937		―	―		639,766		―	―		779,155		―	―
Allowances for loan losses
Ch$		(521,280)		―	―		(544,386)		―	―		(595,058)		―	―
UF		―		―	―		―		―	―		―		―	―
Foreign currency		―		―	―		―		―	―		―		―	―
Total		(521,280)		―	―		(544,386)		―	―		(595,058)		―	―
Derivatives
Ch$		981,436		―	―		1,206,498		―	―		1,747,644		―	―
UF		―		―	―		―		―	―		―		―	―
Foreign currency		95,960		―	―		128,207		―	―		143,005		―	―
Total		1,077,396		―	―		1,334,705		―	―		1,890,649		―	―
Investments in Other Companies
Ch$		41,771		―	―		47,990		―	―		51,214		―	―
UF		―		―	―		―		―	―		―		―	―
Foreign currency		53		―	―		61		―	―		90		―	―
Total		41,824		―	―		48,051		―	―		51,304		―	―
Intangible assets
Ch$		65,804		―	―		78,882		―	―		87,953		―	―
UF		―		―	―		―		―	―		―		―	―
Foreign currency		―		―	―		―		―	―		―		―	―
Total		65,804		―	―		78,882		―	―		87,953		―	―
Fixed assets
Ch$		217,357		―	―		214,980		―	―		219,901		―	―
UF		―		―	―		―		―	―		―		―	―
Foreign currency		―		―	―		―		―	―		―		―	―
Total		217,357		―	―		214,980		―	―		219,901		―	―
Current tax assets
Ch$		21,956		―	―		25,183		―	―		636		―	―
UF		―		―	―		―		―	―		―		―	―
Foreign currency		―		―	―		―		―	―		―		―	―
Total		21,956		―	―		25,183		―	―		636		―	―
Deferred tax assets
Ch$		165,707		―	―		180,101		―	―		209,297		―	―
UF		―		―	―		―		―	―		―		―	―
Foreign currency		―		―	―		―		―	―		―		―	―
Total		165,707		―	―		180,101		―	―		209,297		―	―
Other assets
Ch$		250,413		―	―		337,309		―	―		273,824		―	―
UF		9,530		―	―		11,355		―	―		39,412		―	―
Foreign currency		13,097		―	―		16,272		―	―		10,014		―	―
Total		273,040		―	―		364,936		―	―		323,250		―	―
Total non-interest earning assets
Ch$		2,454,120		―	―		2,882,424		―	―		3,501,390		―	―
UF		9,530		―	―		11,355		―	―		39,412		―	―
Foreign currency		843,304		―	―		932,179		―	―		1,099,164		―	―
Total		3,306,954		―	―		3,825,958		―	―		4,639,966		―	―
Total Assets
Ch$		15,423,847		1,160,345	―		16,594,763		1,142,533	―		18,181,098		1,173,435	―
UF		12,973,132		696,617	―		13,830,141		796,509	―		15,184,868		853,509	―
Foreign currency		3,610,315		74,589	―		3,802,598		102,005	―		4,503,866		126,575	―
Total	Ch$	32,007,294	Ch$	1,931,551	―	Ch$	34,227,502	Ch$	2,041,047	―	Ch$	37,869,832	Ch$	2,153,519	―

	For the Year Ended December 31,
	2017					2018					2019
IFRS:	Average Balance		Interest Paid		Average Nominal Rate	Average Balance		Interest Paid		Average Nominal Rate	Average Balance		Interest Paid		Average Nominal Rate
	(In millions of Ch$, except percentages)
Liabilities
Interest bearing liabilities
Savings accounts
Ch$	Ch$	7,485,981	Ch$	293,848	3.93%	Ch$	7,633,698	Ch$	189,933	2.49%	Ch$	8,041,040	Ch$	199,309	2.48%
UF		1,743,278		52,943	3.04		1,775,455		71,442	4.02		1,777,845		72,044	4.05
Foreign currency		1,094,613		10,670	0.97		1,095,441		25,562	2.33		1,105,488		30,309	2.74
Total		10,323,872		357,461	3.46		10,504,594		286,937	2.73		10,924,373		301,662	2.76
Repurchase agreements
Ch$		193,497		5,177	2.68		350,110		8,889	2.54		240,595		6,993	2.91
UF		―		―	―		―		―	―		―		―	―
Foreign currency		4,645		16	0.34		15,195		12	0.08		29,095		55	0.19
Total		198,142		5,193	2.62		365,305		8,901	2.44		269,690		7,048	2.61
Borrowings from financial institutions
Ch$		49,513		1,830	3.70		10,798		753	6.97		6,104		709	11.62
UF		1		―	―		―		―	―		―		―	―
Foreign currency		1,104,817		17,425	1.58		1,179,550		28,522	2.42		1,540,535		42,861	2.78
Total		1,154,331		19,255	1.67		1,190,348		29,275	2.46		1,546,639		43,570	2.82
Debt issued
Ch$		―		―	―		7,777		422	5.43		16,218		757	4.67
UF		4,935,458		237,738	4.82		5,451,255		315,405	5.79		6,420,438		344,801	5.37
Foreign currency		1,549,535		30,465	1.97		1,544,229		36,524	2.37		1,606,717		40,457	2.52
Total		6,484,993		268,203	4.14		7,003,261		352,351	5.03		8,043,373		386,015	4.80
Lease Liabilities
Ch$		―		―	―		―		―	―		140,331		2,574	1.83
UF		―		―	―		―		―	―		―		―	―
Foreign currency		―		―	―		―		―	―		―		―	―
Total		―		―	―		―		―	―		140,331		2,574	1.83
Other financial obligations
Ch$		95,602		1,382	1.45		102,683		1,297	1.26		90,851		1,301	1.43
UF		16,444		481	2.93		10,912		810	7.42		2,037		59	2.90
Foreign currency		29,786		30	0.10		34,665		69	0.20		34,520		41	0.12
Total		141,832		1,893	1.33		148,260		2,176	1.47		127,408		1,401	1.10
Total interest bearing liabilities
Ch$		7,824,593		302,237	3.86		8,105,066		201,294	2.48		8,535,139		211,643	2.48
UF		6,695,181		291,162	4.35		7,237,622		387,657	5.36		8,200,320		416,904	5.08
Foreign currency		3,783,396		58,606	1.55		3,869,080		90,689	2.34		4,316,355		113,723	2.63
Total	Ch$	18,303,170	Ch$	652,005	3.56%	Ch$	19,211,768	Ch$	679,640	3.54%	Ch$	21,051,814	Ch$	742,270	3.53%

	For the Year Ended December 31,
	2017					2018					2019
IFRS:	Average Balance		Interest Paid		Average Nominal Rate	Average Balance		Interest Paid		Average Nominal Rate	Average Balance		Interest Paid		Average Nominal Rate
	(In millions of Ch$, except percentages)
Liabilities
Non-interest bearing liabilities
Current account and demand deposits
Ch$	Ch$	6,552,864	Ch$	―	―	Ch$	7,351,150	Ch$	―	―	Ch$	8,006,151	Ch$	―	―
UF		279,690		―	―		309,574		―	―		482,662		―	―
Foreign currency		1,341,644		―	―		1,249,877		―	―		1,227,187		―	―
Total		8,174,198		―	―		8,910,601		―	―		9,716,000		―	―
Transactions in the course of payment
Ch$		255,226		―	―		300,006		―	―		411,127		―	―
UF		―		―	―		―		―	―		―		―	―
Foreign currency		185,723		―	―		187,877		―	―		220,457		―	―
Total		440,949		―	―		487,883		―	―		631,584		―	―
Derivatives
Ch$		1,048,935		―	―		1,342,155		―	―		1,798,429		―	―
UF		―		―	―		―		―	―		―		―	―
Foreign currency		87,799		―	―		119,596		―	―		166,811		―	―
Total		1,136,734		―	―		1,461,751		―	―		1,965,240		―	―
Current tax liabilities
Ch$		―		―	―		―		―	―		―		―	―
UF		―		―	―		―		―	―		―		―	―
Foreign currency		―		―	―		―		―	―		―		―	―
Total		―		―	―		―		―	―		―		―	―
Deferred tax liabilities
Ch$		―		―	―		―		―	―		―		―	―
UF		―		―	―		―		―	―		―		―	―
Foreign currency		―		―	―		―		―	―		―		―	―
Total		―		―	―		―		―	―		―		―	―
Provisions
Ch$		128,353		―	―		192,130		―	―		177,253		―	―
UF		―		―	―		―		―	―		―		―	―
Foreign currency		―		―	―		―		―	―		―		―	―
Total		128,353		―	―		192,130		―	―		177,253		―	―
Other liabilities
Ch$		256,415		―	―		343,554		―	―		445,368		―	―
UF		2,679		―	―		1,804		―	―		580		―	―
Foreign currency		8,898		―	―		19,775		―	―		39,570		―	―
Total		267,992		―	―		365,133		―	―		485,518		―	―
Equity
Ch$		3,555,898		―	―		3,598,236		―	―		3,842,423		―	―
UF		―		―	―		―		―	―		―		―	―
Foreign currency		―		―	―		―		―	―		―		―	―
Total		3,555,898		―	―		3,598,236		―	―		3,842,423		―	―
Total non-interest bearing liabilities and equity
Ch$		11,797,691		―	―		13,127,231		―	―		14,680,751		―	―
UF		282,369		―	―		311,378		―	―		483,242		―	―
Foreign currency		1,624,064		―	―		1,577,125		―	―		1,654,025		―	―
Total		13,704,124		―	―		15,015,734		―	―		16,818,018		―	―
Total liabilities and equity
Ch$		19,622,284		302,237	―		21,232,297		201,294	―		23,215,890		211,643	―
UF		6,977,550		291,162	―		7,549,000		387,657	―		8,683,562		416,904	―
Foreign currency		5,407,460		58,606	―		5,446,205		90,689	―		5,970,380		113,723	―
Total	Ch$	32,007,294	Ch$	652,005	―	Ch$	34,227,502	Ch$	679,640	―	Ch$	37,869,832	Ch$	742,270	―

Interest Earning Assets and Net Interest Margin

The following table sets forth, by currency of denomination, the levels of our average interest earning assets and net interest, and illustrates the comparative margins obtained, for the years ended December 31, 2017, 2018 and 2019:

	For the Year Ended December 31,
	2017		2018		2019
IFRS:	(in millions of Ch$, except percentages)
Total average interest earning assets
Ch$	Ch$	12,969,727	Ch$	13,712,339	Ch$	14,679.708
UF		12,963,602		13,818,786		15,145,456
Foreign currency		2,767,011		2,870,419		3,404,702
Total	Ch$	28,700,340	Ch$	30,401,544	Ch$	33,229,866
Net interest earned (including interest earned on trading securities)(1)
Ch$	Ch$	858,108	Ch$	941,135	Ch$	961,792
UF		405,455		408,852		436,605
Foreign currency		15,983		11,420		12,852
Total	Ch$	1,279,546	Ch$	1,361,407	Ch$	1,411,249
Net interest margin, nominal basis(2)
Ch$		6.62%		6.86%		6.55%
UF		3.13		2.96		2.88
Foreign currency		0.58		0.40		0.38
Total		4.46%		4.48%		4.25%

(1)	Net interest earned is defined as interest revenue earned less interest expense incurred.
(2)	Net interest margin, nominal basis is defined as net interest earned divided by average interest earning assets.

Changes in Net Interest Income—Volume and Rate Analysis

The following tables compare, by currency of denomination, changes in our net interest revenue between 2017 and 2018, as well as 2018 and 2019, caused by (i) changes in the average volume of interest earning assets and interest bearing liabilities and (ii) changes in their respective nominal interest rates. Volume and rate variances were calculated based on movements in average balances over the period and changes in nominal interest rate, average interest earning assets and average interest bearing liabilities. The net change attributable to changes in both volume and rate has been allocated proportionately to the change in volume and the change in rate.

	Increase (Decrease) from 2017 to 2018 due to changes in				Net Change from 2017 to		Increase (Decrease) from 2018 to 2019 due to changes in				Net Change from 2018 to
IFRS:	Volume		Rate		2018		Volume		Rate		2019
	(in millions of Ch$)
Assets
Interest earning assets
Financial investments
Ch$	Ch$	(85)	Ch$	(1,355)	Ch$	(1,440)	Ch$	6,850	Ch$	(4,212)	Ch$	2,638
UF		6,957		1,879		8,836		(5,124)		1,228		(3,896)
Foreign currency		3,299		(811)		2,488		(2,404)		(412)		(2,816)
Total		10,171		(287)		9,884		(678)		(3,396)		(4,074)
Loans in advance to bank
Ch$		9,169		(2,153)		7,016		6,430		(5,287)		1,143
UF		―		―		―		―		―		―
Foreign currency		233		1,865		2,098		1,356		820		2,176
Total		9,402		(288)		9,114		7,786		(4,467)		3,319
Commercial loans
Ch$		11,581		(36,162)		(24,581)		10,658		(8,424)		2,234
UF		10,339		(20,394)		(10,055)		29,015		3,171		32,186
Foreign currency		(1,787)		21,675		19,888		18,386		4,781		23,167
Total		20,133		(34,881)		(14,748)		58,059		(472)		57,587
Consumer loans
Ch$		36,463		(37,751)		(1,288)		41,758		(16,295)		25,463
UF		(441)		629		188		(230)		(328)		(558)
Foreign currency		―		―		―		―		―		―
Total		36,022		(37,122)		(1,100)		41,528		(16,623)		24,905
Residential mortgage loans
Ch$		38		9		47		(2)		(89)		(91)
UF		26,756		74,167		100,923		54,799		(25,531)		29,268
Foreign currency		―		―		―		―		―		―
Total		26,794		74,176		100,970		54,797		(25,620)		29,177
Repurchase agreement
Ch$		690		363		1,053		(1)		(286)		(287)
UF		―		―		―		―		―		―
Foreign currency		―		―		―		―		―		―
Total		690		363		1,053		(1)		(286)		(287)
Other Assets
Ch$		1,143		238		1,381		(665)		467		(198)
UF		―		―		―		―		―		―
Foreign currency		961		1,981		2,942		1,889		154		2,043
Total		2,104		2,219		4,323		1,224		621		1,845
Total interest earning assets
Ch$		58,999		(76,811)		(17,812)		77,327		(46,425)		30,902
UF		43,611		56,281		99,892		74,763		(17,763)		57,000
Foreign currency		2,706		24,710		27,416		19,863		4,707		24,570
Total	Ch$	105,316	Ch$	4,180	Ch$	109,496	Ch$	171,953	Ch$	(59,481)	Ch$	112,472

	Increase (Decrease) from 2017 to 2018 due to changes in				Net Change from 2017 to		Increase (Decrease) from 2018 to 2019 due to changes in				Net Change from 2018 to
IFRS:	Volume		Rate		2018		Volume		Rate		2019
	(in millions of Ch$)
Liabilities
Interest bearing liabilities
Savings accounts and time deposits
Ch$	Ch$	5,690	Ch$	(109,605)	Ch$	(103,915)	Ch$	10,097	Ch$	(721)	Ch$	9,376
UF		994		17,505		18,499		97		505		602
Foreign currency		8		14,884		14,892		275		4,472		4,747
Total		6,692		(77,216)		(70,524)		10,469		4,256		14,725
Repurchase agreements
Ch$		3,989		(277)		3,712		(3,183)		1,287		(1,896)
UF		―		―		―		―		―		―
Foreign currency		15		(19)		(4)		26		17		43
Total		4,004		(296)		3,708		(3,157)		1,304		(1,853)
Borrowing from financial institutions
Ch$		(2,096)		1,123		(973)		(545)		397		(148)
UF		―		―		―		―		―		―
Foreign currency		1,249		9,744		10,993		10,043		4,400		14,443
Total		(847)		10,867		10,020		9,498		4,797		14,295
Debt issued
Ch$		422		―		422		394		(59)		335
UF		26,554		51,113		77,667		52,049		(22,653)		29,396
Foreign currency		(105)		6,164		6,059		1,573		2,360		3,933
Total		26,871		57,277		84,148		54,016		(20,352)		33,664
Lease Liabilities
Ch$		―		―		―		2,574		―		2,574
UF		―		―		―		―		―		―
Foreign currency		―		―		―		―		―		―
Total		―		―		―		2,574		―		2,574
Other financial obligation
Ch$		98		(183)		(85)		(169)		173		4
UF		(206)		535		329		(257)		(494)		(751)
Foreign currency		6		33		39		―		(28)		(28)
Total		(102)		385		283		(426)		(349)		(775)
Total interest bearing liabilities
Ch$		8,103		(108,942)		(100,839)		10,664		(419)		10,245
UF		27,342		69,153		96,495		48,944		(19,697)		29,247
Foreign currency		1,173		30,806		31,979		11,784		11,354		23,138
Total	Ch$	36,618	Ch$	(8,983)	Ch$	27,635	Ch$	71,392	Ch$	(8,762)	Ch$	62,630

Financial Investments

Financial assets held for trading:

The following table sets forth a breakdown of instruments classified as financial assets held for trading, included in our investment portfolio:

	As of December 31,						Weighted Average Nominal Rate as of December 31,
IFRS:	2017		2018		2019		2019
	(in millions of Ch$)%
Instruments issued by the Chilean Government and the Central Bank:
Central Bank bonds	Ch$	400,368	Ch$	24,906	Ch$	16,490	1.34%
Central Bank promissory notes		662,190		1,410,080		1,008,035	1.73
Other instruments issued by the Chilean Government and the Central Bank		254,606		88,486		99,164	1.40
Other securities issued in Chile:
Mortgage bonds from domestic banks		–		–		–	–
Bonds from domestic banks		2,070		20,186		55,094	1.26
Deposits in domestic banks		218,307		100,225		315,415	1.94
Bonds from other Chilean companies		–		7,532		1,556	2.07
Other instruments issued in Chile		715		1,664		3,272	–
Instruments issued by foreign institutions:
Instruments from foreign governments or central banks		–		–		–	–
Other instruments issued abroad		322		4,446		–	–
Mutual fund investments:
Funds managed by related companies		–		87,841		373,329	2.04
Total	Ch$	1,538,578	Ch$	1,745,366	Ch$	1,872,355	1.79%

“Other securities issued in Chile” includes instruments sold under repurchase agreements with customers and financial instruments, amounting to Ch$158,731 million as of December 31, 2017, Ch$99,268 million as of December 31, 2018 and Ch$251,158 million as of December 31, 2019. Instruments issued by the Chilean Government and the Central Bank include instruments sold under agreements to repurchase to customers and financial institutions. For these instruments, there was a total balance of Ch$5,096 million for the year ended December 31, 2017, Ch$115,749 million for the year ended December 31, 2018 and Ch$15,243 million as of December 31, 2019.

Investment Portfolio:

The detail of instruments classified as financial instruments measured at fair value through other comprehensive income and as financial assets held-to-maturity is as follows:

Financial Assets at Fair Value through Other Comprehensive Income

(Formerly Available-for-Sale Assets)

	As of December 31,						Weighted average nominal rate as of December 31,
IFRS:	2017		2018		2019		2019
	(in millions of Ch$) %
Debt instruments at fair value through Other Comprehensive Income
Instruments issued by the Chilean Government and the Central Bank:
Bonds issued by the Chilean Government and the Central Bank	Ch$	204,128	Ch$	135,145	Ch$	76,358	2.09%
Promissory notes issued by the Chilean Government and the Central Bank		3,346		–		16,466	1.80
Other instruments		148,894		29,077		16,238	0.60
Other instruments issued in Chile:
Mortgage bonds from domestic banks		99,572		92,491		122,291	2.25
Bonds from domestic banks		5,415		5,351		15,927	2.80
Deposits from domestic banks		956,733		559,108		1,020,842	1.99
Bonds from other Chilean companies		14,969		6,599		1,395	4.95
Other instruments		83,006		107,125		68,476	4.48
Instruments issued by Foreign Institutions:
Instruments from foreign governments or central banks		–		108,544		19,853	4.59
Equity instruments at fair value through Other Comprehensive Income
Equity instruments issued in Chile		9,218		8,939		7,446	–
Equity instruments issued by foreign institutions		1,034		812		1,051	–
Total	Ch$	1,526,315	Ch$	1,053,191	Ch$	1,366,343	2.18%

The portfolio of financial assets available-for-sale included net unrealized gains of Ch$13,770 million, Ch$3,649 million and Ch$15,290 million as of December 31, 2017, 2018 and 2019, respectively, in each case recorded in other comprehensive income within equity.

Financial assets held to maturity

There were no securities reported under this category as of December 31, 2017, 2018 and 2019.

Maturity of Financial Investments:

The maturities of financial assets held for trading and financial instruments measured at fair value through other comprehensive income as of December 31, 2017, 2018 and 2019 were as follows:

	As of December 31, 2017
	Due within 1 year		Weighted Average Nominal Rate	Due after 1 year but within 5 years		Weighted Average Nominal Rate		Due after 5 year but within 10 years		Weighted Average Nominal Rate		Due after 10 years		Weighted Average Nominal Rate		Total
	(millions of Ch$, except percentages)
Financial assets held for trading:
Instruments issued by the Chilean Government and the Central Bank:
Central Bank bonds	Ch$	400,368	2.72%	Ch$	―	―	%	Ch$	―	―	%	Ch$	―	―	%	Ch$	400,368
Central Bank promissory notes		662,190	2.39		―	―			―	―			―	―			662,190
Other instruments issued by the Chilean Government and the Central Bank		254,606	2.72		―	―			―	―			―	―			254,606
Other securities issued in Chile:
Mortgage bonds from domestic banks		―	―		―	―			―	―			―	―			―
Bonds from domestic banks		2,070	4.52		―	―			―	―			―	―			2,070
Deposits in domestic banks		218,307	2.50		―	―			―	―			―	―			218,307
Bonds from other Chilean companies		―	―		―	―			―	―			―	―			―
Other instruments issued in Chile		715	―		―	―			―	―			―	―			715
Instruments issued by foreign institutions:
Instruments from foreign governments or central banks		―	―		―	―			―	―			―	―			―
Other instruments issued abroad		322	―		―	―			―	―			―	―			322
Total	Ch$	1,538,578	2.55%	Ch$	―	―	%	Ch$	―	―	%	Ch$	―	―	%	Ch$	1,538,578

	As of December 31, 2018
	Due within 1 year		Weighted Average Nominal Rate	Due after 1 year but within 5 years		Weighted Average Nominal Rate		Due after 5 year but within 10 years		Weighted Average Nominal Rate		Due after 10 years		Weighted Average Nominal Rate		Total
	(millions of Ch$, except percentages)
Financial assets held for trading:
Instruments issued by the Chilean Government and the Central Bank:
Central Bank bonds	Ch$	24,906	3.49%	Ch$	―	―	%	Ch$	―	―	%	Ch$	―	―	%	Ch$	24,906
Central Bank promissory notes		1,410,080	2.59		―	―			―	―			―	―			1,410,080
Other instruments issued by the Chilean Government and the Central Bank		88,486	2.23		―	―			―	―			―	―			88,486
Other securities issued in Chile:
Mortgage bonds from domestic banks		―	―		―	―			―	―			―	―			―
Bonds from domestic banks		20,186	0.82		―	―			―	―			―	―			20,186
Deposits in domestic banks		100,225	2.97		―	―			―	―			―	―			100,225
Bonds from other Chilean companies		7,532	3.31		―	―			―	―			―	―			7,532
Other instruments issued in Chile		1,664	―		―	―			―	―			―	―			1,664
Instruments issued by foreign institutions:
Instruments from foreign governments or central banks		―	―		―	―			―	―			―	―			―
Other instruments issued abroad		4,446	―		―	―			―	―			―	―			4,446
Mutual fund investments
Funds managed by related companies		87,841	―		―	―			―	―			―	―			87,841
Total	Ch$	1,745,366	2.58%	Ch$	―	―	%	Ch$	―	―	%	Ch$	―	―	%	Ch$	1,745,366

	As of December 31, 2019
	Due within 1 year		Weighted Average Nominal Rate	Due after 1 year but within 5 years		Weighted Average Nominal Rate		Due after 5 year but within 10 years		Weighted Average Nominal Rate		Due after 10 years		Weighted Average Nominal Rate		Total
	(millions of Ch$, except percentages)
Financial assets held for trading:
Instruments issued by the Chilean Government and the Central Bank:
Central Bank bonds	Ch$	16.490	1.34%	Ch$	―	―	%	Ch$	―	―	%	Ch$	―	―	%	Ch$	16.490
Central Bank promissory notes		1,008,035	1.73		―	―			―	―			―	―			1,008,035
Other instruments issued by the Chilean Government and the Central Bank		99,164	1.40		―	―			―	―			―	―			99,164
Other securities issued in Chile:
Mortgage bonds from domestic banks		―	―		―	―			―	―				―			―
Bonds from domestic banks		55,094	1.26		―	―			―	―			―	―			55,094
Deposits in domestic banks		315,415	1.94		―	―			―	―			―	―			315,415
Bonds from other Chilean companies		1,556	2.07		―	―			―	―			―	―			1,556
Other instruments issued in Chile		3,272	―		―	―			―	―			―	―			3,272
Instruments issued by foreign institutions:
Instruments from foreign governments or central banks		―	―		―	―			―	―			―	―			―
Other instruments issued abroad		―	―		―	―			―	―			―	―			―
Mutual fund investments
Funds managed by related companies		373,329	2.04		―	―			―	―			―	―			373,329
Total	Ch$	1,872,355	1.79%	Ch$	―	―	%	Ch$	―	―	%	Ch$	―	―	%	Ch$	1,872,355

	As of December 31, 2017
	Due within 1 year		Weighted Average Nominal Rate	Due after 1 year but within 5 years		Weighted Average Nominal Rate	Due after 5 year but within 10 years		Weighted Average Nominal Rate	Due after 10 years		Weighted Average Nominal Rate	Total
	(millions of Ch$, except percentages)
Financial Assets at Fair Value through Other Comprehensive Income:
Debt instruments at fair value through Other Comprehensive Income
Instruments issued by the Chilean Government and the Central Bank:
Bonds issued by the Chilean Government and the Central Bank	Ch$	98,528	3.04%	Ch$	100,649	3.81%	Ch$	4,951	3.96%	Ch$	―	―%	Ch$	204,128
Promissory notes issued by the Chilean Government and the Central Bank		3,346	2.35		―	―		―	―		―	―		3,346
Other instruments		53,341	2.87		94,868	3.31		685	2.00		―	―		148,894
Other instruments issued in Chile:
Mortgage bonds from domestic banks		13,515	2.75		39,171	2.83		29,479	2.90		17,407	3.05		99,572
Bonds from domestic banks		1,257	3.82		4,158	4.37		―	―		―	―		5,415
Deposits from domestic banks		871,608	2.71		85,125	2.70		―	―		―	―		956,733
Bonds from other Chilean companies		1,833	3.97		7,079	3.87		4,817	3.57		1,240	4.35		14,969
Other instruments		1,404	7.30		39,656	5.87		41,946	4.71		―	―		83,006
Instruments issued by Foreign Institutions:
Instruments from foreign governments or central banks		―	―		―	―		―	―		―	―		―
Subtotal		1,044,832	2.76		370,706	3.55		81,878	3.92		18,647	2.02		1,516,063
Equity instruments at fair value through Other Comprehensive Income
Equity instruments issued in Chile		―	―		―	―		―	―		9,218	―		9,218
Equity instruments issued by foreign institutions		―	―		―	―		―	―		1,034	―		1,034
Subtotal		―	―		―	―		―	―		10,252	―		10,252
Total	Ch$	1,044,832	2.76%	Ch$	370,706	3.55%	Ch$	81,878	3.92%	Ch$	28,899	2.02%	Ch$	1,526,315

	As of December 31, 2018
	Due within 1 year		Weighted Average Nominal Rate	Due after 1 year but within 5 years		Weighted Average Nominal Rate	Due after 5 year but within 10 years		Weighted Average Nominal Rate	Due after 10 years		Weighted Average Nominal Rate		Total
	(millions of Ch$, except percentages)
Financial Assets at Fair Value through Other Comprehensive Income:
Debt instruments at fair value through Other Comprehensive Income
Instruments issued by the Chilean Government and the Central Bank:
Bonds issued by the Chilean Government and the Central Bank	Ch$	58,658	3.44%	Ch$	76,487	3.89%	Ch$	―	%	Ch$	―	―	%	Ch$	135,145
Promissory notes issued by the Chilean Government and the Central Bank		―	―		―	―		―	―		―	―			―
Other instruments		14,149	2.10		14,748	2.10		180	2.17		―	―			29,077
Other instruments issued in Chile:
Equity instruments valued at fair value		―	―		―	―		―	―		―	―			―
Mortgage bonds from domestic banks		10,823	2.81		40,336	2.83		27,455	2.89		13,877	3.11			92,491
Bonds from domestic banks		1,622	4.61		3,729	4.63		―	―		―	―			5,351
Deposits from domestic banks		507,617	3.37		51,491	3.96		―	―		―	―			559,108
Bonds from other Chilean companies		1,146	4.42		4,583	4.42		712	2.70		158	2.70			6,599
Other instruments		12,865	5.98		15,177	5.63		79,083	4.49		―	―			107,125
Instruments issued by Foreign Institutions:
Instruments from foreign governments or central banks		―	―		―	―		108,544	3.98		―	―			108,544
Subtotal		606,880	3.40		206,551	3.73		215,974	4.02		14,035	1.84			1,043,440
Equity instruments at fair value through Other Comprehensive Income
Equity instruments issued in Chile		―	―		―	―		―	―		8,939	―			8,939
Equity instruments issued by foreign institutions		―	―		―	―		―	―		812	―			812
Subtotal		―	―		―			―			9,751				9,751
Total	Ch$	606,880	3.40%	Ch$	206,551	3.73%	Ch$	215,974	4.02%	Ch$	23,786	1.84%		Ch$	1,053,191

	As of December 31, 2019
	Due within 1 year		Weighted Average Nominal Rate	Due after 1 year but within 5 years		Weighted Average Nominal Rate	Due after 5 year but within 10 years		Weighted Average Nominal Rate	Due after 10 years		Weighted Average Nominal Rate	Total
	(millions of Ch$, except percentages)
Financial Assets at Fair Value through Other Comprehensive Income:
Debt instruments at fair value through Other Comprehensive Income
Instruments issued by the Chilean Government and the Central Bank:
Bonds issued by the Chilean Government and the Central Bank	Ch$	9,404	1.75%	Ch$	66,954	2.14%	Ch$	―	―%	Ch$	―	―%	Ch$	76,358
Promissory notes issued by the Chilean Government and the Central Bank		16,466	1.80		―	―		―	―		―	―		16,466
Other instruments		6,376	0.52		9,827	0.66		35	1.03		―	―		16,238
Other instruments issued in Chile:
Mortgage bonds from domestic banks		76	1.57		13,001	2.12		29,539	2.17		79,675	2.31		122,291
Bonds from domestic banks		107	2.50		15,820	2.80		―	―		―	―		15,927
Deposits from domestic banks		996,495	1.98		24,347	2.54		―	―		―	―		1,020,842
Bonds from other Chilean companies		―	―		―	―		1,395	4.95		―	―		1,395
Other instruments		506	6.7		7,061	4.58		60,909	4.45					68,476
Instruments issued by Foreign Institutions:
Instruments from foreign governments or central banks		―	―		―	―		19,853	4.59		―	―		19,853
Subtotal		1,029,430	1.97		137,010	2.30		111,731	3.82		79,675	2.31		1,357,846
Equity instruments at fair value through Other Comprehensive Income
Equity instruments issued in Chile		―	―		―	―		―	―		7,446	―		7,446
Equity instruments issued by foreign institutions		―	―		―	―		―	―		1,051	―		1,051
Subtotal		―	―		―	―		―	―		8,497	―		8,497
Total	Ch$	1,029,430	1.97%	Ch$	137,010	2.30%	Ch$	111,731	3.82%	Ch$	88,172	2.31%	Ch$	1,366,343

Loan Portfolio

The following table sets forth our loans by type of loan and risk classification. All loan amounts stated below are before deduction of allowances for loan losses.

	As of December 31,
	2015		2016		2017		2018		2019
IFRS:	(in millions of Ch$)
Commercial loans:
Commercial loans	Ch$	10,818,501	Ch$	11,039,827	Ch$	10,568,435	Ch$	11,496,591	Ch$	12,144,720
Foreign trade loans		1,443,245		1,269,022		983,796		1,313,001		1,431,794
Current account debtors		239,228		213,849		270,968		222,218		265,762
Factoring transactions		486,833		510,341		646,835		701,005		688,198
Student loans(1)		―		42,687		46,024		51,919		56,219
Commercial lease transactions		1,375,056		1,351,112		1,381,516		1,571,999		1,619,772
Other loans and accounts receivable		58,302		72,197		63,244		81,665		87,747
Subtotal		14,421,165		14,499,035		13,960,818		15,438,398		16,294,212
Mortgage loans:
Mortgage bonds		53,620		40,505		29,784		21,443		14,808
Endorsable mortgage loans		84,644		68,558		54,079		42,313		32,386
Other residential real estate mortgage loans		6,257,907		6,807,744		7,384,797		7,978,092		9,148,811
Credits from ANAP		17		13		8		6		4
Other loans and accounts receivable		8,798		7,946		8,568		10,219		10,178
Subtotal		6,404,986		6,924,766		7,477,236		8,052,073		9,206,727
Consumer loans:
Consumer loans in installments		2,433,236		2,488,960		2,538,740		2,957,493		3,039,560
Current account debtors		296,859		329,220		316,678		312,783		296,374
Credit card debtors		1,016,349		1,155,676		1,157,131		1,165,064		1,195,614
Consumer lease transactions		―		―		―		9		69
Other loans and accounts receivable		831		767		910		812		716
Subtotal		3,747,275		3,974,623		4,013,459		4,436,161		4,532,333
Total loans	Ch$	24,573,426	Ch$	25,398,424	Ch$	25,451,513	Ch$	27,926,632	Ch$	30,033,272

(1)	Prior to 2016, student loans were allocated within consumer loans. Since January 1, 2016, the SBIF requested a change in the classification of this type of loan.

The loan categories are as follows:

●	“Commercial Loans” are loans and accounts receivable from clients not included within the mortgage or consumer loans categories.

●	“Mortgage Loans” include mortgage loans granted to individuals to acquire, expand, repair or build a home, issued as mortgage bonds, endorsable mortgage loans or by other methods. It also includes supplementary loans for the same purposes and bridge loans granted before the mortgage loan has been settled. This subcategory also includes residential real estate lease transactions and other accounts receivable.

●	“Consumer Loans” are all loans granted to individuals to be used for purchasing goods or services. These include different types of loans (either installments or revolving), as well as balances from credit card transactions or overdrafts on current accounts belonging to individuals. Consumer loans also include consumer lease transactions and other accounts receivable. Consumer loans do not include loans granted to finance business activities that the debtor is developing or that it may develop.

Maturity and Interest Rate Sensitivity of Loans as of December 31, 2019

The following table sets forth an analysis by type and time remaining to maturity of our loans as of December 31, 2019:

	Balances as of December 31, 2019		Due within 1 month		Due after 1 month but within 6 months		Due after 6 months but within 12 months		Due after 1 year but within 3 years		Due after 3 years but within 5 years		Due after 5 years
(in millions of Ch$)
IFRS:
Commercial Loans:
Commercial loans	Ch$	12,144,720	Ch$	1,305,234	Ch$	3,074,318	Ch$	1,705,060	Ch$	2,531,104	Ch$	1,318,018	Ch$	2,210,986
Foreign trade loans		1,431,794		376,221		739,864		305,635		7,463		2,233		378
Current account debtors		265,762		265,762		–		–		–		–		–
Factoring loans		688,198		389,574		278,373		8,450		11,615		186		–
Student loans		56,219		1,729		10,285		5,821		12,131		10,414		15,839
Leasing loans		1,619,772		50,489		213,396		225,166		583,247		241,178		306,296
Other loans		87,747		87,747		–		–		–		–		–
Subtotal		16,294,212		2,476,756		4,316,236		2,250,132		3,145,560		1,572,029		2,533,499
Mortgage Loans:
Mortgage bonds		14,808		628		1,898		2,316		5,480		3,000		1,486
Endorsable mortgage loans		32,386		697		2,529		2,847		9,666		7,348		9,299
Residential mortgage loans		9.148,811		52,208		219,142		266,374		1,086,083		1,111,132		6,410,872
Credits from ANAP		4		–		1		1		2		–		–
Other loans		10,718		2,384		7,231		1,103		–		–		–
Subtotal		9,206,727		55,917		230,801		272,641		1,104,231		1,121,480		6,421,657
Consumer Loans:
Consumer loans		3,039,560		49,685		469,208		486,930		1,373,608		505,714		54,415
Current accounts debtors		296,374		296,374		–		–		–		–		–
Credit cards		1,195,614		1,195,614		–		–		–		–		–
Consumer lease transactions		69		2		8		10		46		3		–
Other loans		716		716		–		–		–		–		–
Subtotal		4,532,333		1,642,391		469,216		486,940		1,373,654		505,717		54,415
Total Loans	Ch$	30,033,272	Ch$	4,175,064	Ch$	5,016,253	Ch$	3,009,713	Ch$	5,623,445	Ch$	3,199,226	Ch$	9,009,571

The following table sets forth a breakdown by variable and fixed rate of our outstanding loans due after one year as of December 31, 2019:

	As of December 31, 2019
	(in millions of Ch$)
IFRS:
Variable rate
Ch$	Ch$	318,927
UF		632,207
Foreign currency		606,093
Subtotal		1,557,227
Fixed rate
Ch$		3,856,543
UF		12,376,159
Foreign currency		42,313
Subtotal		16,275,015
Total	Ch$	17,832,242

Loans by Economic Activity

The following table sets forth, as of each date, an analysis of our loan portfolio based on the borrower’s principal economic activity. Loans to individuals for business purposes are allocated to their respective economic activity. Loan amounts below are presented before deduction of loan loss allowances.

	As of December 31,
	2015			2016			2017			2018			2019
IFRS:	Loan Portfolio		% of Loan Portfolio	Loan Portfolio		% of Loan Portfolio	Loan Portfolio		% of Loan Portfolio	Loan Portfolio		% of Loan Portfolio	Loan Portfolio		% of Loan Portfolio
	(in millions of Ch$, except percentages)
Agriculture, Livestock, Forestry, Agribusiness, Fishing:
Agriculture and livestock	Ch$	519,828	2.12%	Ch$	496,354	1.95%	Ch$	509,815	2.00%	Ch$	592,605	2.12%	Ch$	677,421	2.26%
Fruit		528,295	2.15		558,276	2.20		590,568	2.32		734,162	2.63		793,997	2.64
Forestry and wood extraction		136,990	0.56		130,239	0.51		253,686	1.00		255,753	0.92		152,050	0.51
Fishing		351,531	1.42		264,042	1.04		145,266	0.57		156,472	0.56		140,706	0.47
Subtotal		1,536,644	6.25		1,448,911	5.70		1,499,335	5.89		1,738,992	6.23		1,764,174	5.88
Mining and Petroleum:
Mining and quarries		545,375	2.22		432,822	1.70		422,176	1.66		453,549	1.62		604,660	2.01
Natural gas and crude oil extraction		―	―		―	―		―	―		―	―		―	―
Subtotal		545,375	2.22		432,822	1.70		422,176	1.66		453,549	1.62		604,660	2.01
Manufacturing:
Tobacco, food and beverages		481,634	1.96		491,813	1.94		541,359	2.13		526,561	1.89		571,663	1.90
Textiles, clothing and leather goods		51,413	0.21		58,740	0.23		49,521	0.19		55,081	0.20		49,062	0.16
Wood and wood products		58,536	0.24		53,696	0.21		51,059	0.20		64,947	0.23		54,052	0.18
Paper, printing and publishing		42,387	0.17		38,254	0.15		36,779	0.14		41,225	0.15		36,958	0.12
Oil refining, carbon and rubber		480,180	1.95		418,376	1.65		265,135	1.04		333,130	1.19		304,619	1.01
Production of basic metal, non-mineral, machine and equipment		349,691	1.42		333,112	1.31		274,239	1.08		349,149	1.25		416,361	1.39
Other manufacturing industries		162,675	0.67		167,746	0.66		181,600	0.71		209,382	0.75		192,257	0.64
Subtotal		1,626,516	6.62		1,561,737	6.15		1,399,692	5.49		1,579,475	5.66		1,624,972	5.40
Electricity, Gas and Water:
Electricity, gas and water		473,172	1.93		566,438	2.23		565,695	2.22		461,351	1.65		325,143	1.08
Subtotal		473,172	1.93		566,438	2.23		565,695	2.22		461,351	1.65		325,143	1.08
Construction:
Residential buildings		1,511,259	6.15		1,574,923	6.20		1,415,951	5.56		1,654,090	5.92		2,041,437	6.80
Other constructions		74,681	0.30		72,939	0.29		77,422	0.30		98,147	0.35		101,262	0.34
Subtotal		1,585,940	6.45		1,647,862	6.49		1,493,373	5.86		1,752,237	6.27		2,142,699	7.14
Commerce:
Wholesale		1,270,802	5.17		1,149,473	4.53		1,053,645	4.14		1,319,766	4.72		1,110,933	3.70
Retail, restaurants and hotels		1,078,762	4.39		1,094,001	4.31		981,484	3.86		1,004,559	3.60		955,439	3.18
Subtotal		2,349,564	9.56		2,243,474	8.84		2,035,129	8.00		2,324,325	8.32		2,066,372	6.88
Transport, Storage and Communications:
Transport and storage		1,627,835	6.62		1,590,546	6.26		1,540,719	6.05		1,459,422	5.23		1,193,450	3.97
Communications		40,793	0.17		46,448	0.18		72,211	0.28		38,720	0.14		40,637	0.14
Subtotal		1,668,628	6.79		1,636,994	6.44		1,612,930	6.33		1,498,142	5.37		1,234,087	4.11
Financial Services:
Financial and insurance companies		2,048,001	8.33		2,058,774	8.11		1,774,736	6.97		2,010,180	7.20		2,271,598	7.56
Real estate and other financial services		82,945	0.34		57,429	0.22		76,913	0.30		112,419	0.40		315,961	1.05
Subtotal		2,130,946	8.67		2,116,203	8.33		1,851,649	7.27		2,122,599	7.60		2,587,559	8.61
Community, Social and Personal Services:
Community, social and personal services		1,668,346	6.79		1,937,428	7.63		1,964,238	7.72		2,109,491	7.55		2,267,869	7.55
Subtotal		1,668,346	6.79		1,937,428	7.63		1,964,238	7.72		2,109,491	7.55		2,267,869	7.55
Others		836,034	3.41		907,166	3.57		1,116,601	4.39		1,398,237	5.01		1,676,677	5.59
Consumer Loans		3,747,275	15.25		3,974,623	15.65		4,013,459	15.78		4,436,161	15.89		4,532,333	15.09
Residential Mortgage Loans		6,404,986	26.06		6,924,766	27.27		7,477,236	29.39		8,052,073	28.83		9,206,727	30.66
Total	Ch$	24,573,426	100.00%	Ch$	25,398,424	100.00%	Ch$	25,451,513	100.00%	Ch$	27,926,632	100.00%	Ch$	30,033,272	100.00%

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

	As of December 31,
	2015		2016		2017		2018		2019
IFRS:	(in millions of Ch$)
Brazil	Ch$	23,333	Ch$	14,075	Ch$	–	Ch$	348	Ch$	436
Canada		22,715		–		–		–		–
Colombia		–		–		3,393		4,515		1,131
Mexico		69,670		44,301		30,402		34,614		–
Netherlands		35,234		33,527		–		–		–
Panama		–		809		3,118		3,536		2,355
Peru		13,177		4,180		21,389		50,531		10,763
Spain		13,480		13,486		–		–		–
United States		21,261		–		–		–		–
Total	Ch$	198,870	Ch$	110,378	Ch$	58,302	Ch$	93,544	Ch$	14,685

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

Transactions in which the total customer credit risk is more than Ch$21,232 million require approval from a credit committee, composed of three members of the board of directors and our chief executive officer. Transactions in which the total customer credit risk is equal to or less than Ch$21,232 million may be approved by other risk officers, depending on the amount involved, as follows:

Approved by	Limit in Ch$
Credit committee, including members of the board of directors	up to legal limits
Chief executive officer, chairman and chief risk officer	up to Ch$21,232 million
Chief executive officer, chairman or chief risk officer (any two of the three)	up to Ch$14,155 million
Chief risk officer and executive vice president of corporate/wholesale banking	up to Ch$11,324 million
Executive credit risk officers and executive vice president of corporate/wholesale banking	up to Ch$9,908 million
Executive credit risk officers and corporate/wholesale area’s executive managers	up to Ch$8,493 million
Senior credit risk officers and corporate/wholesale area’s senior managers	up to Ch$5,662 million
Senior credit risk officers and corporate/wholesale area’s junior managers	up to Ch$2,831 million
Senior credit risk officers and corporate/wholesale area’s department heads	up to Ch$1,699 million
Other department heads.	up to Ch$1,132 million
Other officers	up to Ch$283 million

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

	As of December 31, 2015 (1)
IFRS:	Commercial Loans		Residential Mortgage Loans		Consumer Loans		Total Loans		Percentage Loans of Classified
	(in millions of Ch$, except percentages)
Bank’s Credit Rating:
A1	Ch$	11,388	Ch$	–	Ch$	–	Ch$	11,388	0.09%
A2		2,390,222		–		–		2,390,222	19.93
A3		2,230,099		–		–		2,230,099	18.59
A4		2,686,228		–		–		2,686,228	22.40
A5		2,802,031		–		–		2,802,031	23.36
A6		1,423,297		–		–		1,423,297	11.86
Normal Portfolio		11,543,265		–		–		11,543,265	96.23
B1		75,932		–		–		75,932	0.63
B2		41,224		–		–		41,224	0.34
B3		3,883		–		–		3,883	0.03
B4		54,027		–		–		54,027	0.45
Substandard Portfolio		175,066		–		–		175,066	1.45
C1		37,111		–		–		37,111	0.31
C2		37,364		–		–		37,364	0.31
C3		10,530		–		–		10,530	0.09
C4		60,259		–		–		60,259	0.50
C5		113,274		–		–		113,274	0.94
C6		19,172		–		–		19,172	0.17
Non-complying Portfolio		277,710		–		–		277,710	2.32
Total Individual Classified Loans	Ch$	11,996,041		–		–	Ch$	11,996,041	100.00%
Normal Portfolio		2,211,104		6,287,820		3,473,296		11,972,220
Non-complying Portfolio		214,020		117,166		273,979		605,165
Total Group Classified Loans	Ch$	2,425,124	Ch$	6,404,986	Ch$	3,747,275	Ch$	12,577,385
Total loans	Ch$	14,421,165	Ch$	6,404,986	Ch$	3,747,275	Ch$	24,573,426
Percentage of Individual Classified Loans		83.18%		–%		–%		48.82%

(1)	IFRS 9 replaced IAS 39 for financial statements from January 1, 2018 onwards and includes new classification and measurement requirements for financial assets and liabilities, impairment requirements for financial assets and hedge accounting policy. The application of this standard as of January 1, 2018 had an impact on our consolidated financial statements at that date, as appearing in Note 5 “Transition Disclosures” to our audited consolidated financial statements for the year ended December 31, 2018 appearing in the 2018 20-F filed on April 26, 2019.

	As of December 31, 2016 (1)
IFRS:	Commercial Loans		Residential Mortgage Loans		Consumer Loans		Total Loans		Percentage Loans of Classified
	(in millions of Ch$, except percentages)
Bank’s Credit Rating:
A1	Ch$	30,169	Ch$	–	Ch$	–	Ch$	30,169	0.26%
A2		1,921,212		–		–		1,921,212	16.30
A3		2,313,419		–		–		2,313,419	19.62
A4		2,524,878		–		–		2,524,878	21.41
A5		3,074,587		–		–		3,074,587	26.08
A6		1,525,998		–		–		1,525,998	12.94
Normal Portfolio		11,390,263		–		–		11,390,263	96.61
B1		82,158		–		–		82,158	0.70
B2		31,754		–		–		31,754	0.27
B3		2,884		–		–		2,884	0.02
B4		80,019		–		–		80,019	0.68
Substandard Portfolio		196,815		–		–		196,815	1.67
C1		27,265		–		–		27,265	0.23
C2		39,269		–		–		39,269	0.33
C3		16,380		–		–		16,380	0.14
C4		52,701		–		–		52,701	0.45
C5		51,284		–		–		51,284	0.44
C6		14,891		–		–		14,891	0.13
Non-complying Portfolio		201,790		–		–		201,790	1.72
Total Individual Classified Loans	Ch$	11,788,868		–		–	Ch$	11,788,868	100.00%
Normal Portfolio		2,518,008		6,784,614		3,723,550		13,026,172
Non-complying Portfolio		192,159		140,152		251,073		583,384
Total Group Classified Loans	Ch$	2,710,167	Ch$	6,924,766	Ch$	3,974,623	Ch$	13,609,556
Total loans	Ch$	14,499,035	Ch$	6,924,766	Ch$	3,974,623	Ch$	25,398,424
Percentage of Individual Classified Loans		81.31%		–%		–%		46.42%

(1)	IFRS 9 replaced IAS 39 for financial statements from January 1, 2018 onwards and includes new classification and measurement requirements for financial assets and liabilities, impairment requirements for financial assets and hedge accounting policy. The application of this standard as of January 1, 2018 had an impact on our consolidated financial statements at that date, as appearing in Note 5 “Transition Disclosures” to our audited consolidated financial statements for the year ended December 31, 2018 appearing in the 2018 20-F filed on April 26, 2019.

	As of December 31, 2017 (1)
IFRS:	Commercial Loans		Residential Mortgage Loans		Consumer Loans		Total Loans		Percentage Loans of Classified
	(in millions of Ch$, except percentages)
Bank’s Credit Rating:
A1	Ch$	34,870	Ch$	–	Ch$	–	$Ch	34,870	0.32%
A2		1,411,451		–		–		1,411,451	13.01
A3		2,202,736		–		–		2,202,736	20.30
A4		2,457,834		–		–		2,457,834	22.65
A5		3,019,729		–		–		3,019,729	27.83
A6		1,459,326		–		–		1,459,326	13.45
Normal Portfolio		10,585,946		–		–		10,585,946	97.56
B1		69,989		–		–		69,989	0.65
B2		29,137		–		–		29,137	0.27
B3		1,005		–		–		1,005	0.01
B4		1,122		–		–		1,122	0.01
Substandard Portfolio		101,253		–		–		101,253	0.94
C1		25,533		–		–		25,533	0.24
C2		34,021		–		–		34,021	0.31
C3		3,516		–		–		3,516	0.03
C4		56,127		–		–		56,127	0.52
C5		28,845		–		–		28,845	0.27
C6		13,872		–		–		13,872	0.13
Non-complying Portfolio		161,914		–		–		161,914	1.50
Total Individual Classified Loans	Ch$	10,849,113		–		–	Ch$	10,849,113	100.00%
Normal Portfolio		2,908,182		7,316,969		3,760,472		13,985,623
Non-complying Portfolio		203,523		160,267		252,987		616,777
Total Group Classified Loans	Ch$	3,111,705	Ch$	7,477,236	Ch$	4,013,459	Ch$	14,602,400
Total loans	Ch$	13,960,818	Ch$	7,477,236	Ch$	4,013,459	Ch$	25,451,513
		77.71%		–%		–%		42.63%

(1)	IFRS 9 replaced IAS 39 for financial statements from January 1, 2018 onwards and includes new classification and measurement requirements for financial assets and liabilities, impairment requirements for financial assets and hedge accounting policy. The application of this standard as of January 1, 2018 had an impact on our consolidated financial statements at that date, as appearing in Note 5 “Transition Disclosures” to our audited consolidated financial statements for the year ended December 31, 2018 appearing in the 2018 20-F filed on April 26, 2019.

	As of December 31, 2018 (1)
	Stage 1		Stage 2		Stage 3		POCI		Total Loans		Percentage Loans of Classified
	(in millions of Ch$, except percentages)

Bank’s Credit Rating: Commercial Loans
Individual
A1	Ch$	31,169	Ch$	-	Ch$	-	Ch$	-	Ch$	31,169	0.27%
A2		1,541,158		59,343		-		-		1,600,501	13.70
A3		2,275,574		21,458		-		-		2,297,032	19.66
A4		2,544,661		79,434		-		-		2,624,095	22.46
A5		3,033,858		328,848		-		-		3,362,706	28.78
A6		-		1,550,871		-		-		1,550,871	13.28
Normal Portfolio		9,426,420		2,039,954		-		-		11,466,374	98.15
B1		-		57,463		-		-		57,463	0.49
B2		-		35,446		-		-		35,446	0.30
B3		-		333		-		-		333	0.00
B4		-		1,652		-		-		1,652	0.01
Substandard Portfolio		-		94,894		-		-		94,894	0.80
C1		-		-		25,065		267		25,332	0.22
C2		-		-		29,868		-		29,868	0.26
C3		-		-		7,952		-		7,952	0.08
C4		-		-		22,419		319		22,738	0.19
C5		-		-		21,000		-		21,000	0.18
C6		-		-		14,260		29		14,289	0.12
Non-Complying Portfolio		-		-		120,564		615		121,179	1.05

Subtotal individual loans		9,426,420		2,134,848		120,564		615		11,682,447	100.00

Group
Normal portfolio		3,049,264		447,225		6,702		-		3,503,191	93.27
Non-complying portfolio		-		13,026		239,734		-		252,760	6.73
Subtotal group loans		3,049,264		460,251		246,436		-		3,755,951	100.00
Total Commercial Loans	Ch$	12,475,684	Ch$	2,595,099	Ch$	367,000	Ch$	615	Ch$	15,438,398

Residential Mortgage Loans
Group
Normal portfolio		6,893,619		993,085		513		-		7,887,217	97.95
Non-complying portfolio		-		-		164,856		-		164,856	2.05
Subtotal group loans		6,893,619		993,085		165,369		-		8,052,073	100.00
Total Residential Mortgage Loans	Ch$	6,893,619	Ch$	993,085	Ch$	165,369	Ch$	-	Ch$	8,052,073

Consumer Loans
Group
Normal portfolio		3,166,290		975,898		24,579		-		4,166,767	93.93
Non-complying portfolio		-		-		269,394		-		269,394	6.07
Subtotal group loans		3,166,290		975,898		293,973		-		4,436,161	100.00
Total Consumer Loans	Ch$	3,166,290	Ch$	975,898	Ch$	293,973	Ch$	-	Ch$	4,436,161

Total Individual Loans		9,426,420		2,134,848		120,564		615		11,682,447	41.83
Total Group Loans		13,109,173		2,429,234		705,778		-		16,244,185	58.17
Total Loans	Ch$	22,535,593	Ch$	4,564,082	Ch$	826,342	Ch$	615	Ch$	27,926,632	100.00%
Percentage Individual Classified		41.83%		46.77%		14.59%		100%		41.83%	—

(1)	IFRS 9 replaced IAS 39 for financial statements from January 1, 2018 onwards and includes new classification and measurement requirements for financial assets and liabilities, impairment requirements for financial assets and hedge accounting policy. The application of this standard as of January 1, 2018 had an impact on our consolidated financial statements at that date, as appearing in Note 5 “Transition Disclosures” to our audited consolidated financial statements for the year ended December 31, 2018 appearing in the 2018 20-F filed on April 26, 2019.

	As of December 31, 2019 (1)
	Stage 1		Stage 2		Stage 3		POCI		Total Loans		Percentage Loans of Classified
Bank’s Credit Rating:	(in millions of Ch$, except percentages)
Commercial Loans
Individual
A1	Ch$	2,405	Ch$	2,707	Ch$	-	Ch$	-	Ch$	5,112	0.04%
A2		1,627,404		24,647		-		-		1,652,051	13.66
A3		2,333,829		4,261		-		-		2,338,090	19.33
A4		2,471,122		73,276		-		-		2,544,398	21.04
A5		3,446,039		265,545		-		-		3,711,584	30.69
A6		-		1,617,327		-		-		1,617,327	13.37
Normal Portfolio		9,880,799		1,987,763		-		-		11,868,562	98.13
B1		-		43,392		-		-		43,392	0.36
B2		-		15,329		-		-		15,329	0.13
B3		-		11,531		-		-		11,531	0.10
B4		-		1,466		-		-		1,466	0.01
Substandard Portfolio		-		71,718		-		-		71,718	0.60
C1		-		-		36,910		12		36,922	0.31
C2		-		-		7,755		-		7,755	0.06
C3		-		-		25,693		-		25,693	0.21
C4		-		-		30,407		-		30,407	0.25
C5		-		-		12,833		-		12,833	0.11
C6		-		-		39,374		-		39,374	0.33
Non-Complying Portfolio		-		-		152,972		12		152,984	1.28
Subtotal individual loans		9,880,799		2,059,481		152,972		12		12,093,264	100.00

Group
Normal portfolio		3,369,494		561,831		779		-		3,932,104	93.60
Non-complying portfolio		-		-		267,220		1,624		268,844	6.40
Subtotal group loans		3,369,494		561,831		267,999		1,624		4,200,948	100.00
Total Commercial Loans	Ch$	13,250,293	Ch$	2,621,312	Ch$	420,971	Ch$	1,636	Ch$	16,294,212

Residential Mortgage Loans
Group
Normal portfolio		8,209,100		822,524		-		-		9,031,624	98.10
Non-complying portfolio		-		-		175,103		-		175,103	1.90
Subtotal group loans		8,209,100		822,524		175,103		-		9,206,727	100.00
Total Residential Mortgage Loans	Ch$	8,209,100	Ch$	822,524	Ch$	175,103	Ch$	-	Ch$	9,206,727

Consumer Loans
Group
Normal portfolio		3,860,973		372,814		7,555		-		4,241,342	93.58
Non-complying portfolio		-		-		290,903		88		290,991	6.42
Subtotal group loans		3,860,973		372,814		298,458		88		4,532,333	100.00
Total Consumer Loans	Ch$	3,860,973	Ch$	372,814	Ch$	298,458	Ch$	88	Ch$	4,532,333

Total Individual Loans		9,880,799		2,059,481		152,972		12		12,093,264	40.27
Total Group Loans		15,439,597		1,757,169		741,560		1,712		17,940,008	59.73
Total Loans	Ch$	25,320,366	Ch$	3,816,650	Ch$	894,532	Ch$	1,724	Ch$	30,033,272	100.00%
Percentage Individual classified		39.02%		53.96%		17.10%		0.70%		40.27%	—

(1)	IFRS 9 replaced IAS 39 for financial statements from January 1, 2018 onwards and includes new classification and measurement requirements for financial assets and liabilities, impairment requirements for financial assets and hedge accounting policy. The application of this standard as of January 1, 2018 had an impact on our consolidated financial statements at that date, as appearing in Note 5 “Transition Disclosures” to our audited consolidated financial statements for the year ended December 31, 2018 appearing in the 2018 20-F filed on April 26, 2019.

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

●	Normal Loans

Normal loans correspond to borrowers who are up to date on their payment obligations and show no sign of deterioration in their credit quality.

●	Substandard Loans

Substandard loans include all borrowers with insufficient payment capacity or significant deterioration of payment capacity that may be reasonably expected not to comply with all principal and interest payments obligations set forth in the credit agreement. This category also includes all loans that have been non-performing for more than 30 days.

●	Non-Complying Loans

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

Classification of Loan Portfolio Based on the Borrower’s Payment Performance

The following tables set forth under IFRS as of the dates indicated the amounts that are current as to payments of principal and interest and the amounts that are overdue:

	Domestic Loans(1)
	As of December 31,
	2015		2016		2017		2018		2019
IFRS:	(in millions of Ch$)
Current	Ch$	23,147,753	Ch$	24,096,865	Ch$	24,125,548	Ch$	26,535,548	Ch$	28,522,465
Past due 1-29 days		621,649		614,666		640,957		657,719		715,595
Past due 30-89 days		305,362		285,829		324,111		334,291		361,759
Past due 90 days or more		299,792		290,686		302,595		305,530		418,768
Total loans	Ch$	24,374,556	Ch$	25,288,046	Ch$	25,393,211	Ch$	27,833,088	Ch$	30,018,587

	Foreign Loans(1)
	As of December 31,
	2015		2016		2017		2018		2019
IFRS:	(in millions of Ch$)
Current	Ch$	198,870	Ch$	110,378	Ch$	58,302	Ch$	93,544	Ch$	14,685
Past due 1-29 days		–		–		–		–		–
Past due 30-89 days		–		–		–		–		–
Past due 90 days or more		–		–		–		–		–
Total loans	Ch$	198,870	Ch$	110,378	Ch$	58,302	Ch$	93,544	Ch$	14,685

	Total Loans(1)
	As of December 31,
	2015		2016		2017		2018		2019
IFRS:	(in millions of Ch$)
Current	Ch$	23,346,623	Ch$	24,207,243	Ch$	24,183,850	Ch$	26,629,092	Ch$	28,537,150
Past due 1-29 days		621,649		614,666		640,957		657,719		715,595
Past due 30-89 days		305,362		285,829		324,111		334,291		361,759
Past due 90 days or more		299,792		290,686		302,595		305,530		418,768
Total loans	Ch$	24,573,426	Ch$	25,398,424	Ch$	25,451,513	Ch$	27,926,632	Ch$	30,033,272
Past due loans (1-89 days) as a percentage of total loans		3.77%		3.55%		3.79%		3.55%		3.59%
Past due loans (90 days or more) as a percentage of total loans		1.22%		1.14%		1.19%		1.09%		1.39%

(1)	Past due loans refer to installments that are overdue and the remaining outstanding balance of such loans (including principal and interest).

Loans included in the previous table, which have been restructured and bear no interest, are as follows:

	As of December 31,
	2015		2016		2017		2018		2019
IFRS:	(in millions of Ch$)
Ch$	Ch$	4,618	Ch$	3,016	Ch$	3,089	Ch$	3,317	Ch$	3,407
UF		141		1		–		–		–
Total	Ch$	4,759	Ch$	3,017	Ch$	3,089	Ch$	3,317	Ch$	3,407

The amount of interest we would have recorded on these loans for the year ended December 31, 2019 based on a market interest rate would have been Ch$184 million.

In addition, other loans that were restructured, mainly through the extension of their maturities, and that bear interest, are as follows:

	As of December 31,
	2015		2016		2017		2018		2019
IFRS:	(in millions of Ch$)
Total other restructured loans	Ch$	592,166	Ch$	547,744	Ch$	576,064	Ch$	569,671	Ch$	598,375

During the year ended December 31, 2019, interest income accrued on these loans amounted to Ch$57,445 million.

Analysis of Substandard and Past Due Loans

The following table analyzes our substandard loans, total past due loans and allowances for loan losses existing at the dates indicated under IFRS.

	Year Ended December 31, (1)
	2015		2016		2017		2018 (3)		2019
IFRS:			(in millions of Ch$, except percentages)
Total Loans	Ch$	24,573,426	Ch$	25,398,424	Ch$	25,451,513	Ch$	27,926,632	Ch$	30,033,272
Impaired loans		940,783		868,077		780,818		826,342		894,532
Impaired loans as a percentage of total loans		3.83%		3.42%		3.07%		2.96%		2.98%
Total Past Due Loans
To the extent secured(2)		35,857		30,806		32,403		30,869		58,312
To the extent unsecured		263,935		259,880		270,192		274,661		360,456
Total Past Due Loans		299,792		290,686		302,595		305,530		418,768
Total Past Due Loans as a percentage of total loans
To the extent secured(2)		0.15		0.12		0.13		0.11		0.19
To the extent unsecured		1.07		1.02		1.06		0.98		1.20
Total past due loans as a percentage of total loans		1.22%		1.14%		1.19%		1.09%		1.39%
Allowance for loan losses as a percentage of:
Total loans		2.24%		2.18%		1.95%		2.10%		2.16%
Past due loans		183.61%		190.85%		163.86%		191.59%		155.03%
Unsecured past due loans		208.55%		213.47%		183.51%		213.13%		180.11%

(1)	All references to Total Past Due Loans in the table above refer as to Total Past Due Loans (90 days or more) including interests and principal.

(2)	Security generally consists of mortgages on real estate, pledges of marketable securities, letters of credit or cash.

(3)	IFRS 9 replaced IAS 39 for financial statements from January 1, 2018 onwards and includes new classification and measurement requirements for financial assets and liabilities, impairment requirements for financial assets and hedge accounting policy. The application of this standard as of January 1, 2018 had an impact on our consolidated financial statements at that date, as appearing in Note 5 “Transition Disclosures” to our audited consolidated financial statements for the year ended December 31, 2018 appearing in the 2018 20-F filed on April 26, 2019.

The annual increase in total past due loans (loans past-due 90 days or more) from 1.09% in 2018 to 1.39% in 2019 was primarily the outcome of the social turmoil that took place in Chile during the fourth quarter of 2019. The main outcome of the protests and upheavals was the damage to private and public infrastructure, as well as reduced working hours in many economic sectors, which led to a decrease in companies’ income-generating capacity, deteriorated financial condition and liquidity constraints. From the personal banking perspective, quality of jobs and employment levels were also affected, which translated into a decrease in the payment capacity of certain customers. For more information, see “Item 5. Operating Financial Review and Prospects— Results of Operations for the Years Ended December 31, 2017, 2018 and 2019—Provisions for Loan Losses” and “Item 3. Key Information— Risk Factors— Our exposure to certain segments of the retail market could lead to higher levels of total past due loans and subsequent charge offs.”

Analysis of Allowances for Loan Losses

The following table analyzes our allowances for loan losses and changes in the allowances attributable to charge-offs, allowances established and allowances released:

	As of December 31,
	2015		2016		2017		2018 (1)		2019
IFRS:	(in millions of Ch$, except percentages)
Allowances for loan losses at beginning of period	Ch$	490,558	Ch$	550,443	Ch$	554,769	Ch$	495,821	Ch$	585,378
IFRS 9 – First Time Adoption		–		–		–		73,817		-
Charge-offs		(256,556)		(277,057)		(318,790)		(292,923)		(313,200)
Debt Exchange		–		–		–		–		–
Loan portfolio acquisition		12,329		–		–		–		–
Sale of loans		(2,690)		(24,925)		(11,595)		(958)
Allowances established		306,802		306,308		271,437		309,621		377,055
Allowances for loan losses at end of period	Ch$	550,443	Ch$	554,769	Ch$	495,821	Ch$	585,378	Ch$	649,233
Allowances for loan losses at end of period as a percentage of total loans		2.24%		2.18%		1.95%		2.10%		2.16%
Ratio of charge-offs to average loans		1.12%		1.12%		1.26%		1.11%		1.09%
Provisions for loan losses as a percentage of average loans		1.07%		1.05%		0.87%		0.95%		1.15%

(1)	IFRS 9 replaced IAS 39 for financial statements from January 1, 2018 onwards and includes new classification and measurement requirements for financial assets and liabilities, impairment requirements for financial assets and hedge accounting policy. The application of this standard as of January 1, 2018 had an impact on our consolidated financial statements at that date, as appearing in Note 5 “Transition Disclosures” to our audited consolidated financial statements for the year ended December 31, 2018, appearing in the 2018 20-F filed on April 26, 2019.

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

During 2018, the Chilean economy experienced a significant rebound, as reflected by a 4.0% annual GDP growth. Private investment recovered significantly by growing positively for the first time in three years, mostly led by the reactivation of significant investment projects across all Chilean economic sectors. In addition, household consumption remained solid in terms of annual growth. Even though real salaries did not post a significant increase on an annual basis, lower than expected inflation contributed to maintaining household spending in positive territory. Our loan book grew in line with these economic trends, although with a lag in regards to private investment. Thus, whereas consumer and mortgage loans maintained a relatively stable growth trend over the year, commercial loans, closer linked to large companies and corporations recorded a significant rebound in terms of loan growth in the final two quarters. Amid these trends, we continued to focus on the risk–return relationship, which led us prioritize selective growth in the upper and middle income segments for personal banking while taking advantage of our excellent approach to SMEs that continued to grow steadily in terms of loans. In the wholesale segment, given a sluggish demand for loans, particularly in the first half of the year, we enhanced our customer proximity to be prepared for a more favorable environment. In terms of credit quality, we recorded an annual increase of approximately Ch$89,557 million in loan loss allowances in 2018 as compared to 2017. This increase was influenced by various factors including business drivers and regulatory changes. From the regulatory point of view, in 2018 we began the implementation of IFRS 9, which resulted in an increase of approximately Ch$73,817 million in loan loss allowances for first time adoption of this new provisioning standard. The remaining amount of approximately Ch$15,740 million is explained by different business drivers, such as: (i) the expansion of our loan book, particularly concentrated in the retail banking segment, which result in higher loan loss allowances of approximately Ch$20,621 million, including the effect of change in the mix, and (ii) a negative exchange rate effect on U.S. dollar-denominated loan loss allowances of approximately Ch$11,519 million (higher loan loss allowances), given a 12.7% depreciation of the Chilean peso against the U.S. dollar in 2018. These factors were partially offset by a net credit quality improvement in both the retail and the wholesale banking segment, in line with more dynamic economic activity and the effectiveness of our credit risk management process. As a result of these drivers, our risk index increased from 1.95% in 2017 to 2.10% in 2018.

In 2019, the Chilean economy began to show some signs of recovery during the first three quarters, mainly influenced by a rebound in private investment in the first half of the year and, to a lesser degree, by a low comparison base in the third quarter. However, protests and demonstrations that followed the social turmoil that started in October 2019 resulted in a GDP contraction of 2.1% during the fourth quarter, due to damage to private and public infrastructure, stagnation of certain economic sectors and deteriorated confidence indices. These factors affected private consumption, which increased by 1.1% in 2019 compared to the 3.7% increase in 2018. In addition, fixed capital formation rose 4.2% as compared to 4.8% growth in 2018. In this environment, our loan portfolio had an annual increase of 7.5%, primarily supported by a 14.8% annual expansion in residential mortgage loans, which was the result of interest rates at historically low levels and a strong housing demand. However, commercial loans and consumer loans grew by 5.5% and 2.2%, respectively, on an annual basis. These lending products were highly impacted by the economic landscape in relation to the slowdown in private investment during the second half of 2019, as well as the effect of social turmoil on the business sentiment. Consumer loans, in turn, were affected by the deceleration in private consumption coupled with a deterioration in consumer confidence. In regards to credit quality, our loan loss allowances increased by the end of 2019 in order to recognize the change in the macroeconomic environment and its impact on our customers’ payment capacity. Thus, our loan loss allowances increased by approximately Ch$63,855 million in 2019 as compared to 2018. This increase was the result of numerous factors including: (i) the expansion of our loan book explaining approximately Ch$33,443 million of the total increase in loan loss allowances, and (ii) the net credit quality deterioration in both the retail and wholesale banking segment, mainly associated with the October 2019 social turmoil. These effects were partially offset by a positive exchange rate effect on our U.S. dollar-denominated loan loss allowances, given a lower depreciation of the Chilean peso against the U.S. dollar in 2019 (8.8%) as compared to 2018 (12.7%). Based on these trends, our risk index increased from 2.10% in 2018 to 2.16% in 2019.

For allowances for loan losses associated with impaired loans and with non-impaired loans, see Note 11(b) to our audited consolidated financial statements as of and for the year ended December 31, 2019 appearing elsewhere in this annual report. For further information on the effect of first time adoption of IFRS 9, see Note 5 “Transition Disclosures” to our audited consolidated financial statements for the year ended December 31, 2018, appearing in the 2018 20-F filed on April 26, 2019.

Loans are written-off when the collection efforts have been exhausted but not later than the maximum periods as follows:

Type of Loan	Term
Consumer loans with or without collateral	6 months
Other transactions without collateral	24 months
Commercial loans with collateral	36 months
Residential mortgage loans	48 months
Consumer leases	6 months
Other non-real estate lease transactions	12 months
Real estate leases (commercial or residential)	36 months

The following table presents the charge-offs breakdown by loan category:

	Year ended December 31,
	2015		2016		2017		2018		2019
IFRS:	(in millions of Ch$)
Commercial loans	Ch$	57,988	Ch$	59,843	Ch$	58,716	Ch$	52,419	Ch$	55,698
Mortgage loans		2,553		4,190		5,093		6,993		7,790
Consumer loans		196,015		213,024		254,981		233,511		249,712
Total	Ch$	256,556	Ch$	277,057	Ch$	318,790	Ch$	292,923	Ch$	313,200

Loan recoveries by type of loan are shown in the table below:

	Year ended December 31,
	2015		2016		2017		2018		2019
IFRS:	(in millions of Ch$)
Commercial loans	Ch$	18,011	Ch$	13,017	Ch$	13,750	Ch$	13,579	Ch$	12,253
Mortgage loans		1,895		2,350		3,246		4,572		5,114
Consumer loans		33,043		31,475		32,481		42,428		30,608
Subtotal		52,949		46,842		49,477		60,579		47,975
Recoveries and sales of loans reacquired from the Central Bank		–		–		–		–		–
Total	Ch$	52,949	Ch$	46,842	Ch$	49,477	Ch$	60,579	Ch$	47,975
Total Recoveries as a percentage of average loans		0.23%		0.19%		0.20%		0.23%		0.17%

The following tables classify our loan portfolio based on the borrower’s payment performance for each of the last five years:

	Year ended December 31, 2015
	Commercial Loans		Consumer Loans		Mortgage Loans		Total
IFRS:	(in millions of Ch$)
Past due loans - 90 days to 6 months	Ch$	43,389	Ch$	61,389	Ch$	18,909	Ch$	123,687
Past due loans - 6 months to 12 months		55,080		–		20,494		75,574
Past due loans - 12 months to 24 months		61,582		–		17,196		78,778
Past due loans - 24 months to 36 months		11,464		–		7,502		18,966
Past due loans - 36 months to 48 months		218		–		2,569		2,787
Past due Loans	Ch$	171,733	Ch$	61,389	Ch$	66,670	Ch$	299,792

	Year ended December 31, 2016
	Commercial Loans		Consumer Loans		Mortgage Loans		Total
IFRS:	(in millions of Ch$)
Past due loans - 90 days to 6 months	Ch$	29,775	Ch$	71,182	Ch$	23,117	Ch$	124,074
Past due loans - 6 months to 12 months		40,092		–		19,370		59,462
Past due loans - 12 months to 24 months		53,942		–		22,942		76,884
Past due loans - 24 months to 36 months		14,523		–		10,109		24,632
Past due loans - 36 months to 48 months		858		–		4,776		5,634
Past due Loans	Ch$	139,190	Ch$	71,182	Ch$	80,314	Ch$	290,686

	Year ended December 31, 2017
	Commercial Loans		Consumer Loans		Mortgage Loans		Total
IFRS:	(in millions of Ch$)
Past due loans - 90 days to 6 months	Ch$	33,559	Ch$	71,020	Ch$	18,460	Ch$	123,039
Past due loans - 6 months to 12 months		39,992		–		25,217		65,209
Past due loans - 12 months to 24 months		51,689		–		27,280		78,969
Past due loans - 24 months to 36 months		12,481		–		14,769		27,250
Past due loans - 36 months to 48 months		2,175		–		5,953		8,128
Past due Loans	Ch$	139,896	Ch$	71,020	Ch$	91,679	Ch$	302,595

	Year ended December 31, 2018
	Commercial Loans		Consumer Loans		Mortgage Loans		Total
IFRS:	(in millions of Ch$)
Past due loans - 90 days to 6 months	Ch$	33,235	Ch$	74,733	Ch$	21,682	Ch$	129,650
Past due loans - 6 months to 12 months		43,423		–		22,388		65,811
Past due loans - 12 months to 24 months		49,558		–		23,547		73,105
Past due loans - 24 months to 36 months		15,282		–		13,507		28,789
Past due loans - 36 months to 48 months		490		–		7,685		8,175
Past due Loans	Ch$	141,988	Ch$	74,733	Ch$	88,809	Ch$	305,530

	Year ended December 31, 2019
	Commercial Loans		Consumer Loans		Mortgage Loans		Total
IFRS:	(in millions of Ch$)
Past due loans - 90 days to 6 months	Ch$	60,467	Ch$	108,407	Ch$	29,335	Ch$	198,209
Past due loans - 6 months to 12 months		59,533		–		26,702		86,235
Past due loans - 12 months to 24 months		74,655		–		25,096		99,751
Past due loans - 24 months to 36 months		9,843		–		14,711		24,554
Past due loans - 36 months to 48 months		2,410		–		7,606		10,019
Past due Loans	Ch$	206,908	Ch$	108,407	Ch$	103,453	Ch$	418,768

Allocation of Allowances for Loan Losses

The following tables set forth the proportions of our required allowances for loan losses attributable to our commercial, consumer and residential mortgage loans under IFRS as of the dates indicated.

	As of December 31, 2015 (1)
	Allowance amount		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans(1)
IFRS:	(in millions of Ch$, except percentages)
Commercial loans	Ch$	319,504	2.22%	1.30%	58.69%
Consumer loans		200,934	5.36	0.82	15.25
Residential mortgage loans		30,005	0.47	0.12	26.06
Total allocated allowances	Ch$	550,443	2.24%	2.24%	100.00%

	As of December 31, 2016(1)
	Allowance amount		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans(1)
IFRS:	(in millions of Ch$, except percentages)
Commercial loans	Ch$	272,274	1.88%	1.07%	57.09%
Consumer loans		249,748	6.28	0.98	15.65
Residential mortgage loans		32,747	0.47	0.13	27.26
Total allocated allowances	Ch$	554,769	2.18%	2.18%	100.00%

	As of December 31, 2017(1)
	Allowance amount		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans(1)
IFRS:	(in millions of Ch$, except percentages)
Commercial loans	Ch$	221,229	1.58%	0.87%	54.85%
Consumer loans		242,577	6.04	0.95	15.77
Residential mortgage loans		32,015	0.43	0.13	29.38
Total allocated allowances	Ch$	495,821	1.95%	1.95%	100.00%

	As of December 31, 2018(2)
	Allowance amount		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans(1)
IFRS:	(in millions of Ch$, except percentages)
Commercial loans	Ch$	228,864	1.48%	0.82%	55.28%
Consumer loans		322,184	7.26	1.15	15.89
Residential mortgage loans		34,330	0.43	0.12	28.83
Total allocated allowances	Ch$	585,378	2.10%	2.10%	100.00%

	As of December 31, 2019(1)
	Allowance amount		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans(1)
IFRS:	(in millions of Ch$, except percentages)
Commercial loans	Ch$	254,801	1.56%	0.85%	54.25%
Consumer loans		350,724	7.74	1.17	15.09
Residential mortgage loans		43,708	0.47	0.15	30.66
Total allocated allowances	Ch$	649,233	2.16%	2.16%	100.00%

(1)	Based on our loan classification

(2)	IFRS 9 replaced IAS 39 for financial statements from January 1, 2018 onwards and includes new classification and measurement requirements for financial assets and liabilities, impairment requirements for financial assets and hedge accounting policy. The application of this standard as of January 1, 2018 had an impact on our consolidated financial statements at that date, as appearing in Note 5 “Transition Disclosures” to our audited consolidated financial statements for the year ended December 31, 2018, appearing in the 2018 20-F filed on April 26, 2019.

The following table sets forth our charge-offs for 2015, 2016, 2017, 2018 and 2019 by major economic sector and provides further detail of charge-offs that have already been described in the previous discussion of allowances for loan losses:

	Year Ended December 31,
	2015		2016		2017		2018		2019
IFRS:	(in millions of Ch$)
Commercial:
Agriculture	Ch$	7,796	Ch$	6,729	Ch$	8,851	Ch$	3,743	Ch$	2,759
Mining		1,884		2,001		3,769		1,661		656
Manufacturing		4,376		4,384		4,958		4,040		6,094
Construction		7,132		7,830		5,661		6,232		6,219
Commerce		13,063		15,276		13,096		11,566		13,333
Transport		5,944		4,902		4,074		5,521		4,839
Financial services		10,275		14,085		13,485		14,017		15,899
Community		7,518		4,636		4,822		5,639		5,899
Subtotal:	Ch$	57,988	Ch$	59,843	Ch$	58,716	Ch$	52,419	Ch$	55,698
Consumer loans		196,015		213,024		254,981		233,511		249,712
Mortgage loans		2,553		4,190		5,093		6,993		7,790
Total	Ch$	256,556	Ch$	277,057	Ch$	318,790	Ch$	292,923	Ch$	313,200

Composition of Deposits and Other Commitments

The following table sets forth under IFRS the composition of our deposits and similar commitments as of the dates indicated. See “Item 4. Information on the Company––Selected Statistical Information––Average Balance Sheets, Interest Earned on Interest Earning Assets and Interest Paid on Interest Bearing Liabilities” for the average rate paid on each of the following deposit categories.

	As of December 31,
	2017		2018		2019
IFRS:	(in millions of Ch$)
Current accounts	Ch$	7,200,050	Ch$	7,725,465	Ch$	8,951,527
Other demand deposits		1,715,656		1,859,023		2,374,606
Savings accounts		214,120		224,303		239,850
Time deposits		9,743,968		10,343,922		10,537,614
Other term balance payables		109,690		87,949		79,154
Total	Ch$	18,983,484	Ch$	20,240,662	Ch$	22,182,751

Maturity of Deposits

The following table sets forth information regarding the currency and maturity of our deposits at December 31, 2019, expressed in percentages, under IFRS. UF-denominated deposits are similar to Chilean peso-denominated deposits in all aspects, except that the principal is readjusted periodically based on the value of the UF.

	As of December 31, 2019
	Ch$	UF	Foreign Currency	Total
	(in percentage)
IFRS:
Demand deposits	51.31%	35.63%	55.08%	51.06%
Savings accounts	–	11.31	–	1.08
Time deposits:
Maturing within three months	36.54	30.39	41.53	36.56
Maturing after three but within six months	6.51	8.18	1.75	6.09
Maturing after six but within 12 months	4.39	3.99	1.07	3.94
Maturing after 12 months	0.25	10.50	0.57	1.27
Total time deposits	47.69	53.06	44.92	47.86
Total deposits	100.00%	100.00%	100.00%	100.00%

The following table sets forth information regarding the currency and maturity of deposits in excess of U.S.$100,000 as of December 31, 2019, under IFRS.

	As of December 31, 2019
	Ch$		UF		Foreign Currency		Total
	(in millions of Ch$)
IFRS:
Demand deposits	Ch$	4,355,281	Ch$	15,836	Ch$	1,250,410	Ch$	5,621,527
Savings accounts		–		46,409		–		46,409
Time deposits:
Maturing within three months		4,325,069		484,379		983,603		5,793,051
Maturing after three but within six months		1,115,974		165,442		44,476		1,325,892
Maturing after six but within 12 months		758,005		83,002		28,242		869,249
Maturing after 12 months		43,156		218,829		14,733		276,718
Total time deposits	Ch$	6,242,204	Ch$	951,652	Ch$	1,071,054	Ch$	8,264,910
Total deposits	Ch$	10,597,485	Ch$	1,013,897	Ch$	2,321,464	Ch$	13,932,846

Deposits in Foreign Countries

We also maintain deposits abroad, as needed to conduct our foreign trade transactions and manage liquidity. The table below lists the largest amounts of foreign deposits by country as of the dates indicated, under IFRS:

	As of December 31,
	2017		2018		2019
	(in millions of Ch$)
IFRS:
Australia	Ch$	646	Ch$	1,679	Ch$	726
Canada		1,358		2,046		1,185
China		317		828		1,725
Denmark		124		731		330
Finland		6		121		18
France		5		713		73
Germany		22,549		3,679		11,317
Japan.		55,600		9,847		71,150
Mexico		2,175		1,909		766
Netherlands		1,252		1,369		1,659
Norway		285		487		476
Peru		19		5		89
Sweden		7,064		2,347		1,458
United Kingdom		6,020		9,893		11,373
United States		264,761		71,060		1,145,830
Total	Ch$	362,181	Ch$	106,714	Ch$	1,248,175

Short-Term Borrowings

The principal categories of our short-term borrowings are amounts borrowed under foreign trade lines of credit, domestic inter-bank loans and repurchase agreements. The table below presents the amounts outstanding and the weighted average nominal interest rate for each period indicated by type of short-term borrowing under IFRS.

	For the year ended December 31,
	2017			2018			2019
	Year-End Balance		Weighted Average Nominal Interest Rate	Year-End Balance		Weighted Average Nominal Interest Rate	Year-End Balance		Weighted Average Nominal Interest Rate
	(in millions of Ch$, except interest rate data)
IFRS:
Payables from repurchase agreements and security lending	Ch$	195,392	2.66%	Ch$	303,820	2.93%	Ch$	308,734	2.28%
Borrowings from domestic financial institutions		1,100	2.25		7,375	2.5		6,214	1.50
Foreign borrowings		1,119,925	1.47		1,430,087	1.89		1,462,756	2.75
Other obligations		119,498	―		111,024	―		148,375	―
Total short-term borrowings	Ch$	1,435,915	1.51%	Ch$	1,852,306	1.95%	Ch$	1,926,079	2.46%

The following table shows the average balance and the weighted average nominal rate for each short-term borrowing category during the periods indicated:

	For the year ended December 31,
	2017			2018			2019
	Average Balance		Weighted Average Nominal Interest Rate	Average Balance		Weighted Average Nominal Interest Rate	Average Balance		Weighted Average Nominal Interest Rate
	(in millions of Ch$, except interest rate data)
IFRS:
Payables from repurchase agreements and security lending	Ch$	198,142	2.62%	Ch$	365,305	2.44%	Ch$	269,690	2.61%
Central Bank borrowings		1	—		—	—		—	—
Borrowings from domestic financial institutions		49,513	3.70		10,798	6.97		6,104	11.62
Sub-total		247,656	2.84		376,103	2.57		275,794	2.81
Foreign borrowings		958,757	1.83		1,083,003	2.63		1,434,810	2.99
Total short-term borrowings	Ch$	1,206,413	2.04%	Ch$	1,459,106	2.62%	Ch$	1,710,604	2.96%

The following table presents the maximum month-end balances of our principal sources of short-term borrowings during the periods indicated:

	Maximum 2017 month-end balance		Maximum 2018 month-end balance		Maximum 2019 month-end balance
	(in millions of Ch$)
IFRS:
Investments sold under agreements to repurchase	Ch$	233,343	Ch$	578,074	Ch$	381,489
Central Bank borrowings		3		—		—
Borrowings from domestic financial institutions		4,100		7,375		15,208
Foreign borrowings	Ch$	1,246,257	Ch$	1,509,384	Ch$	1,836,163

Minimum Capital Requirements

Pursuant to the general Banking Act, local banks must comply with minimum capital requirements in relation to both total assets and risk-weighted assets. Basic Capital should be at least equal to 3.0% of their total assets, while banks’ Total Regulatory Capital, should be at least 8.0% of their risk weighted assets. Nevertheless, based on Banco de Chile’s systemic relevance the CMF requires us to maintain a ratio of Regulatory Capital to Credit Risk-Weighted Assets above 10.0%. For more information see “Item 3. Key Information—Presentation of Financial Information,” “Item 4. Information on the Company—Regulation and Supervision—Capital Adequacy Requirements” and “Item 5. Regulation and Supervision—Modifications to the General Banking Act.”

The following table sets forth our minimum capital requirements (and availability) with respect to total assets as set by the CMF:

	As of December 31,
	2017		2018		2019
	(in millions of Ch$)
CHILEAN GAAP:
Banco de Chile’s basic capital	Ch$	3,105,714	Ch$	3,304,152	Ch$	3,528,223
Basic capital required (with respect to total assets)		(1,110,531)		(1,199,688)		(1,332,264)
Excess over minimum basic capital required	Ch$	1,995,183	Ch$	2,104,464	Ch$	2,195,959

Similarly, the following table sets forth our minimum capital requirements (and availability) with respect to risk-weighted assets, as set by the CMF:

	As of December 31,
	2017		2018		2019
	(in millions of Ch$)
CHILEAN GAAP:
Banco de Chile’s Total Regulatory Capital	Ch$	3,934,727	Ch$	4,129,999	Ch$	4,569,090
Total Regulatory Capital required (with respect to risk-weighted assets)		(2,706,834)		(2,969,530)		(3,230,734)
Excess over minimum Total Regulatory Capital required	Ch$	1,227,893	Ch$	1,160,469	Ch$	1,338,356

Item 4A	Unresolved Staff Comments

None.

Item 5	Operating and Financial Review and Prospects

OPERATING RESULTS

Introduction

The following discussion should be read in conjunction with, and is entirely qualified by reference to, our audited consolidated financial statements as of and for the year ended December 31, 2019 appearing elsewhere in this annual report and “Item 4. Information on the Company—Selected Statistical Information.” Certain amounts (including percentage amounts) that appear in this annual report may not total due to rounding.

Unless otherwise indicated, the financial information included in this annual report with respect to 2015, 2016, 2017, 2018 and 2019 has been derived from financial statements that have been prepared in accordance with IFRS as issued by the IASB. See Note 2(a) to our audited consolidated financial statements as of and for the year ended December 31, 2019 appearing elsewhere in this annual report. IFRS differs in certain significant respects from Chilean GAAP. As a result, our financial information presented under IFRS is not directly comparable to any of our financial information presented under Chilean GAAP. Accordingly, readers should avoid such comparison.

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

According to information published by the CMF, as of December 31, 2019, excluding operations of subsidiaries abroad, we were the second largest bank in Chile in terms of total loans with a market share of 16.5%, the largest provider of commercial loans with a market share of 16.0%, the largest bank in Chile in terms of balances of current accounts and demand deposits, net of clearings, with a 22.5% market share, the second largest provider of consumer loans in Chile with a market share of 17.0% and the second largest private bank in Chile in terms of residential mortgage loans with a market share of 17.2%. Also according to the CMF, as of December 31, 2019, we were the largest bank in Chile in terms of net income a market share of 22.5% and the largest bank in Chile in terms of current account balances held by individuals with a market share of 26.5%. According to the Chilean Association of Mutual Funds, as of December 31, 2019, we were the largest provider of mutual funds management services in Chile with a market share of 23.6%.

From 2010 to 2012, Chilean economy grew at a solid pace, recording an average annual growth rate of 5.8%. The solid performance during this period was supported by, among other factors, the recovery of commodity prices, Chile’s stable and favorable financial condition that, in turn, relied on an independently managed Central Bank, a floating exchange rate regime, the country’s focus on accumulating international reserves and maintaining low external debt levels, a well-diversified international trade and a fiscal policy internationally recognized for its responsibility and long term vision. Following the double-digit expansion in fixed capital formation (investment in infrastructure, machinery and equipment) recorded in 2010 (13.1%), 2011 (16.1%) and 2012 (11.3%), investment started to fall by the end of 2013, principally affected by macroeconomic conditions in China, which promptly led to a significant decrease in copper prices (Chile’s main export), ending a period known worldwide as the “commodities’ super-cycle”. As a result, Chile’s GDP grew by only 4.0% in 2013 after growing 5.3% in 2012. Afterwards, between 2014 and 2017, GDP growth decelerated below its long-term trend by posting an average annual increase of only 1.7%, driven by a persistent downward trend in fixed capital formation and uncertainty that lowered business sentiment and consumer confidence due to the weakened external environment and several reforms announced by the Chilean Government for various economic and social matters, including reforms to the tax system and pension system, among others.

During 2018, GDP grew 3.9% as compared to 2017, primarily due to improved confidence indices since the end of 2017, the better economic performance of some key trade partners, and a strong recovery in private investment, which increased by 4.8% as compared to 2017. Thus, private investment grew positively for the first time in four years, which had a favorable impact on the demand for commercial loans from corporations. The recovery of copper prices was a key driver of these positive figures, boosting machinery and equipment investment in the mining sector.

In 2019, the GDP expanded by only 1.1%, mainly due to the social unrest in Chile that began on October 18, 2019. Prior to those events, although the Chilean economy was growing below its potential, the figures reported in the third quarter reflected an important recovery in comparison with the first two quarters. However, protests and demonstrations that followed the social turmoil resulted in a GDP contraction of 2.1% during the fourth quarter of 2019 on an annual basis, due to severe damage to private and public infrastructure, stagnation of certain economic sectors and deteriorated confidence indices. These factors, in turn, affected private consumption which increased by only 1.1% in comparison with the 3.7% increase in 2018. In addition the fixed capital formation rose 4.2% as compared to 4.8% growth in 2018.

During 2017, inflation, as measured by CPI was below the Central Bank’s target of 3% due to the low economic growth of the country and the appreciation of the Chilean peso (against the U.S. dollar), posting annual increase of 2.3%. In 2018, inflation as measured by CPI rose 2.6%, partially as a result of the steep decline in oil prices, particularly during the fourth quarter. During 2019, due to the Ch$/U.S.$ exchange rate depreciation, particularly during the second half of the year, inflation as measured by CPI increased 3.0%.

During 2017, in line with slow economic growth, the Central Bank continued with an expansionary program, which started in 2016, to stimulate aggregate demand cutting the reference rate by 100 basis points, moving the monetary policy rate to 2.50%. The Reference interest rate remained at 2.50% until October 2018, when the Central Bank began a gradual withdrawal of the monetary stimulus raising the rate by 25 basis points in each of October 2018 and January 2019. However, in June 2019 the Central Bank cut the reference rate by 50 basis points, due to revised estimates of certain structural economic parameters. Subsequently, in September and October the Central Bank further reduced the monetary policy rate by 50 basis points (25 basis points each meeting) by arguing an increase in the economy’s capacity gaps. Thus, the reference rate ended the year at 1.75%. Subsequently, in an extraordinary meeting held on March 16, 2020, the Central Bank decided to cut the monetary policy rate by 75 basis points to 1.00% due to (i) the negative effects that the COVID-19 outbreak was having on the economic activity of certain trade partners, which was translating into deceleration of several local economic sectors, as well as (ii) the outbreak’s expected impact on the local economy in terms of domestic demand, financial system liquidity and employment, among other macroeconomic variables. Later, on March 31, 2020 the Central Bank announced an additional cut of 50 basis points to the reference rate, which reached a level 0.5%. According to the Central Bank, this decision was made in light of the severe economic contraction that is expected for the second quarter of 2020 as a consequence of the effects of COVID-19 in both the aggregate supply and demand. The Central Bank also declared that this expansionary bias is likely to remain for a long period of time.

The S&P/CLX IPSA, a selective price index of shares composed of between 25 and 30 of the most traded Chilean stocks, decreased in 2019 due to the uncertainty derived from internal developments and volatility in the international markets, mainly associated with the trade war between the United States and China, and political events affecting the region. As of December 30, 2019 (last trading date), the S&P/CLX IPSA reached a level of 4,669.85 points, which represented a decrease of 8.5% compared to the 5,105.43 points recorded as of December 28, 2018 (last trading date). During the first quarter of 2020, global markets have been subject to high volatility. The first weeks of the year were very positive due to the announcement of phase one for the trade deal between China and United States, which was expected to put an end to the China – United States trade war. Afterwards, markets have plummeted, firstly because of United States – Iran tensions, and then due to the COVID-19 pandemic and its impact on global economies and global trade. According to data published by the Santiago Stock Exchange, as of March 31, 2019, the S&P/CLX IPSA was at 3,487.49 points, which represented a 25.3% year-to-date decrease.

Inflation

In the past, Chile has experienced high levels of inflation that affected private consumption, consumer sentiment, financial conditions and the results of various companies. Nevertheless, since the 1990s, inflation has been maintained under control through responsible monetary policy carried out by an independent Central Bank and the adoption of a successful inflation target policy. Thus, in Chile inflation is correlated to both local economic dynamics and external factors. In 2015, the devaluation of the Chilean peso, together with the effect of drought in agricultural activity, produced a CPI variation of 4.4% in 2015. During 2016 inflation –measured as CPI– was 2.7% and returned to the Central Bank’s target range. The 5.3% appreciation of the Chilean peso in 2016, together with the economic slowdown and lower inflationary pressures associated with private consumption, explained the decrease in inflation rate in 2016. In 2017, due to weak economic growth and the impact on the exchange rate of the 8.2% appreciation of the Chilean peso against the U.S. dollar, the CPI recorded a slight increase of 2.3% year over year on both durable and non-durable goods, which is below the midpoint of the Central Bank’s long-term target inflation rate. In 2018, CPI rose 2.6%, partly as a result of the steep decline in oil prices and slower economic growth during the fourth quarter, which was partially offset by a sharp depreciation of the Chilean Peso against the U.S. dollar of 12.7% during the year. During 2019, inflation remained within the Central Bank’s target range, from 2.0% to 4.0%, increasing by 3.0% as measured by the CPI. Although inflation was in the range of 2.0% to 3.0% most of the year, the social unrest in Chile during the fourth quarter of 2019 produced certain inflationary pressures as some economic sectors experienced a constraint in their productive capacity. The depreciation of 8.4% of the Chilean peso against the U.S. dollar also contributed to the increase in inflation by affecting the prices of non-durable goods and fuel. As of March 31, 2020 the CPI index has accumulated a year-to-date increase of 1.4%.

An increase in inflation rates could adversely affect the Chilean economy and have an adverse effect on our business, financial condition and results of operations. Our results of operations reflect the effect of inflation in the following ways:

●	a substantial portion of our assets and liabilities are denominated in UFs, a unit that is indexed daily to reflect inflation recorded in the previous month, with the net gain or loss resulting from such indexation reflected in income; and

●	the interest rates earned and paid on peso-denominated assets and liabilities to some degree reflect inflation and expectations regarding inflation.

UF Denominated Assets and Liabilities. The UF is revalued in monthly cycles. On each day in the period beginning the tenth day of the current month through the ninth day of the next month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect each day a pro rata amount of the prior calendar month’s change in the CPI as published by the Chilean National Statistics Institute. One UF was equal to Ch$27,565.79 as of December 31, 2018 and Ch$28,309.94 as of December 31, 2019. The effect of any changes in the nominal peso value of our UF denominated assets and liabilities are reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest revenue and expense. Our net interest income will be positively affected by inflation (and negatively affected by deflation) to the extent that our average UF denominated assets exceed our average UF denominated liabilities, while our net interest income will be negatively affected by inflation (and positively affected by deflation) when average UF denominated liabilities exceed our average UF denominated assets. Our average UF denominated assets exceeded our average UF denominated liabilities by Ch$6,314,782 million (U.S.$9,104.36 million) as of December 31, 2018 and Ch$ Ch$6,501,306 million (U.S. $8,646.73 million) as of December 31, 2019. These figures exclude off-balance or derivative positions. See “Item 4. Information on the Company—Selected Statistical Information.”

Peso-Denominated Assets and Liabilities. Interest rates in Chile tend to reflect the prevailing inflation rate and expectations regarding future inflation. The sensitivity of our peso denominated interest earning assets and interest bearing liabilities to the inflation rate may vary. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Overview Interest Rates.” We maintain a substantial amount of non-interest bearing, peso denominated current accounts and other demand deposits. The ratio of such deposits to average interest bearing peso denominated liabilities was 90% during the year ended December 31, 2018 and 94% during the year ended December 31, 2019. Since a large part of such deposits are not indexed to inflation, even a slight decline in the rate of inflation may adversely affect our net interest margin on assets funded with such deposits and even a slight increase in the rate of inflation may increase the net interest margin on such assets. See “Item 4. Information on the Company—Selected Statistical Information—Interest Earning Assets and Net Interest Margin.”

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

Since December 2014, the interest rate remained at 3.0% until October 2015, when the Central Bank decided to increase it because inflation remained above the target range, which could be amplified by additional secondary effects associated with increasing oil prices. Thus, by the end of 2015, the Central Bank increased the monetary policy interest rate to 3.5%. Based on the same view, the monetary policy interest rate remained unchanged during 2016 and ended the year at 3.5%. However, beginning in 2017, the Central Bank cut the reference rate by 25 basis points four times (in January, March, April and May), to anchor inflation expectations within the Central Bank’s long-term target range and stimulate sluggish economic demand. Against such economic background and in line with Central Bank’s authority over macroeconomic balances, the monetary policy interest rate stood unchanged at 2.50% during 2017 and remained at the same level until October 2018, when the Central Bank began to withdraw its monetary stimulus in light of low inflation. As a result, the reference interest rate increased to 2.75%. The Central Bank maintained its view regarding inflation and expectation on economic growth, which translated into an additional 25 basis points hike in the monetary policy interest rate, reaching 3.00% in January 2019. This interest rate level remained until mid-year, when the Central Bank surprised the market by cutting the reference rate 50 basis points to 2.50% in June 2019, given an upward revision in the GDP potential growth and economic slack, both resulting in low inflationary pressures. At that point, inflation had remained in the lower boundary of the Central Banks’s target range (2.00%-4.00%). These trends persisted until the third quarter of 2019, which led the Central Bank to apply consecutive interest rate reductions of 50 basis points in September 2019 and 25 basis points in October 2019. Given the economic slowdown produced by the social turmoil that took place in Chile in October 2019, the Central Bank decided to maintain the monetary stimulus, in light of the tempered impact that social crisis had on inflation and the intervention it carried out in the local foreign exchange market in order to halt the depreciation of the Chilean peso. Consequently, the monetary policy interest rate stood at 1.75% as of December 31, 2019. The Central Bank’s view on the Chilean economy remained the same during the first two months of 2020. However, it decided to cut the monetary policy rate by 75 basis points to 1.00% on March 16, 2020, as both local and international economic activity was being negatively affected by the effects of COVID-19. Following the developments associated with COVID-19 and the expected effects on the local economy, the Central Bank applied a further cut of 50 basis points to the reference rate on March 31, 2020. Accordingly, as of April 24, 2020, the monetary policy interest rate remains at 0.5%.

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

According to information published by the Central Bank, the average annual short term nominal interest rate, based on the rate paid by Chilean financial institutions for 90 to 360 days Chilean peso denominated deposits, was 3.03% in 2017, 2.97% in 2018 and 2.72% in 2019. The average annual long term nominal interest rate, based on the interest rate of the Central Bank’s five year Chilean peso denominated bonds in the secondary market, was 3.73% in 2017, 4.07% in 2018 and 2.95% in 2019. As of March 31, 2020, rates paid by Chilean banks on 90 to 360 day deposits averaged 2.06% on a year-to-date basis. As of the same date, rates of the Central Bank’s five-year Chilean peso denominated bonds averaged 2.90%.

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

Critical Accounting Policies

We prepare our audited consolidated financial statements in accordance with IFRS as issued by the IASB. The notes to our audited consolidated financial statements as of and for the year ended December 31, 2019, which are included in this annual report, contain a summary of our significant accounting policies.

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

IFRS 9 uses a dual approach for determining loan loss allowances depending on the stage at which the asset is classified in light of its credit risk or changes in credit risk. Thus, loan loss allowances based on ECLs may be measured by considering: (i) a 12-month time horizon or (ii) a lifetime horizon. For these purposes, assets are classified as follows:

●	Stage 1: Assets with no significant increase in risk. These are defined as financial assets that have not significantly deteriorated in terms of credit quality as compared to their credit risk evaluation when originated. In this case, ECLs are computed and recognized by considering a 12-month timeframe. This calculation also includes those assets that have been reclassified from stage 2.

●	Stage 2: Assets with significant increase in risk. These are defined as financial assets that show a significant increase in credit risk as compared to their credit risk evaluation when originated. In this case, ECLs are computed for the whole maturity of the financial instrument by considering lifetime expected loss. For these purposes, Stage 2 also includes those assets with credit risk improvements that have been reclassified from Stage 3.

●	Stage 3: Assets objectively impaired. These are defined as financial assets that show objective evidence of impairment at the end of the reported period. In this case, ECLs are computed for the whole maturity of the financial instrument by considering lifetime expected loss.

●	POCI: Purchased or Originated Credit Impaired. These are defined as financial assets that are credit impaired on initial recognition. POCI assets are recorded at fair value at original recognition and interest income is subsequently recognized based on a risk-adjusted Effective Interest Rate (“EIR”). ECLs are only recognized or released to the extent that there is a subsequent change in the expected credit losses.

Expected Credit Losses

The expected credit loss is the probability-weighted estimate of credit losses, i.e., the present value of all cash losses. A cash loss is the difference between the cash flows that are due to an entity by contract and the cash flows that the entity expects to receive. The three main inputs used for the calculation of the expected credit loss are, as follows:

●	Probability of Default (PD): The PD is an estimate of the likelihood of a client or counterparty to fail in meeting its legal obligation of payment at a certain time horizon. The default event only occurs in the event that the asset belongs to the Bank and the counterparty has not complied with the payment of installments as agreed by contract.

●	Loss Given Default (LGD): The LGD is the mathematical expectation of the percentage loss that would be incurred if an asset defaults and is referred to as a percentage of the exposure at the time of default.

●	Exposure at Default (EAD): The EAD is an estimate of the exposure at the expected date of default, which takes into account expected changes in the exposure after the reporting date, including repayments of principal and interest, whether scheduled by contract or not, expected drawdowns on committed facilities, and accrued interest on unpaid installments.

●	Credit Conversion Factor (CCF): The CCF is the percentage amount used to estimate the EAD related to off-balance sheet assets, such as contingent loans or credit commitments.

For a further description of our policy regarding allowances for loan losses, see Note 2(i)(vii) to our audited consolidated financial statements as of and for the year ended December 31, 2019 appearing elsewhere in this annual report.

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

The objective of using a valuation technique is to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants and the measurement date under current market conditions. Three widely used valuation techniques are:

●	Market approach – uses prices and other relevant information generated by market transactions involving identical or comparable (similar) assets, liabilities, or a group of assets and liabilities (e.g. a business).

●	Cost approach – reflects the amount that would be required currently to replace the service capacity of an asset (current replacement cost).

●	Income approach – converts future amounts (cash flows or income and expenses) to a single current (discounted) amount, reflecting current market expectations about those future amounts.

In some cases, a single valuation technique will be appropriate, whereas in others multiple valuation techniques will be appropriate. The objective of a fair value measurement is to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions. A fair value measurement requires an entity to determine all of the following:

●	the particular asset or liability that is the subject of the measurement (consistently with its unit of account).

●	the principal (or most advantageous) market for the asset or liability.

●	the valuation technique(s) appropriate for the measurement, considering the availability of data with which to develop inputs that represent the assumptions that market participants would use when pricing the asset or liability and the level of the fair value hierarchy within which the inputs are categorized. For a further description of our internal fair value classification, see Note 40 to our audited consolidated financial statements as of and for the year ended December 31, 2019 appearing elsewhere in this annual report.

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

Deferred Tax Assets

The Bank records, when appropriate, deferred tax assets and liabilities for the estimated future tax effects attributable to differences between the carrying amount of assets and liabilities and their tax bases. The measurement of deferred tax assets and liabilities is based on the tax rate, in accordance with the applicable tax laws, using the tax rate that applies to the period when the deferred asset and liability will be settled. The future effects of changes in tax legislation or tax rates are recorded in deferred taxes beginning on the date on which the law is enacted or substantially enacted.

Amendments to Financial Reporting Standards in 2019

The accounting policies followed in 2019 are consistent with those prevailing in the previous financial year. The following amendments, corresponding to IFRS enhancements, did not have any impact on our accounting policies, financial position or results of operations.

●	IFRIC 23 – Uncertainty over Income Tax Treatments. These amendments clarify the recognition and measurement criteria required by IAS 12 Income Taxes when there is uncertainty about tax treatments.

Results of Operations for the Years Ended December 31, 2017, 2018 and 2019

The consolidated financial information presented in this section for the years ended December 31, 2017, 2018 and 2019 has been audited and prepared in accordance with IFRS. In addition, to the extent that it is available and because we believe it is useful in analyzing our results, we have included information classified by the business segments that we use for internal reporting purposes. As mentioned earlier, information about our business segments is reported under our internal reporting policies, which differ in significant respects from IFRS.

Net Income

The following table sets forth the principal components of our net income, as detailed in our audited consolidated financial statements for the years ended December 31, 2017, 2018 and 2019:

	For the Year Ended December 31,						% Increase (Decrease)
	2017		2018		2019		2017/2018	2018/2019
IFRS:	(in millions of Ch$, except percentages)
Net interest income	Ch$	1,234,695	Ch$	1,320,977	Ch$	1,371,278	7.0%	3.8%
Net fees and commissions income		347,674		359,955		457,302	3.5	27.0
Other income (loss), net		105,173		165,138		176,638	57.0	7.0
Provisions for loan losses		(221,255)		(249,771)		(331,601)	12.9	32.8
Operating expenses		(784,356)		(839,708)		(902,250)	7.1	7.4
Income attributable to associates		5,511		6,811		6,039	23.6	(11.3)
Income before income taxes		687,442		763,402		777,406	11.0	1.8
Income taxes		(115,361)		(159,768)		(173,661)	38.5	8.7
Net income	Ch$	572,081	Ch$	603,634	Ch$	603,745	5.5%	0.0%

2018 and 2019. For the year ended December 31, 2019, our net income remained almost flat at approximately Ch$603,744 million, as compared to the Ch$603,634 million recorded in 2018. This trend in net income was primarily attributable to:

●	An annual increase of 27.0% (or Ch$97,347 million) in net fees and commissions from Ch$359,955 million in 2018 to Ch$457,302 million in 2019. This increase was mainly the consequence of higher fee income from insurance brokerage, attributable to both the long-term strategic partnership achieved with an international insurance company, and the expansion in gross written premiums in 2019. Also, fees and commissions from transactional services including credit cards, debit cards, credit lines and ATMs recorded a sharp increase in 2019, mainly as a result of higher volume of transactions made by customers supported by an enlarged ATM network, in conjunction with the expansion of our customer base and a continuously enhanced loyalty program. Our mutual funds business also contributed to our fee income, mainly due to the increase in asset volume of assets under management and revised pricing of some investment products.

●	An annual increase of 3.8% (or Ch$50,301 million) in net interest income from Ch$1,320,977 million in 2018 to Ch$1,371,278 million in 2019. The increase was mainly the result of: (i) higher income from loans by approximately Ch$43,675 million in 2019, as compared to 2018, largely attributable to the annual 9.0% expansion in average loan balances, which allowed us to offset a slight decrease in average lending spreads following higher competition, (ii) an annual increase of nearly Ch$20,706 million in the contribution of non-interest bearing demands deposits to our funding structure, mostly explained by a sharp annual increase of 11.3% in average balances, (iii) a higher contribution of our inflation-indexed net asset exposure by approximately Ch$6,158 million, given the effect of lower nominal interest rates benefiting the funding of this position, which more than offset the impact of lower inflation. These factors where offset in part by a decrease in revenues from asset and liability management, given less steepened yield curves during most of the year, which translated into lower chances to profit from term spreads. Also, the prevailing scenario of historically low interest rates encouraged debtors to prepay and restructure long-term loans, which resulted in a financial cost from an asset and liability management perspective.

●	An annual increase of 7.0% (or approximately Ch$11,500 million) in other income, from Ch$165,138 million in 2018 to Ch$176,638 million in 2019. This increase had largely to do with: (i) an annual increase of approximately Ch$28,185 million in foreign exchange adjustment results on our on-balance positions (net of hedge accounting derivatives) due to the effect of the trends observed in the Ch$/U.S.$ exchange rate throughout the year on our foreign exchange net liability position, and (ii) an increase of approximately Ch$25,759 million in income from financial assets held for trading, mostly attributable to higher gains from marking-to-market given favorable shifts in interest rates. These effects were partially offset by: (i) an annual decrease of Ch$32,339 million in results from derivatives, and (ii) lower other operating income of approximately Ch$12,980 million in 2019 as compared to 2018, mainly due to non-recurrent effects in 2018 as explained below.

The factors mentioned above enabled us to more than offset: (i) an increase of nearly Ch$81,830 million in provisions for loan losses as a result of both loan growth and net credit quality deterioration in both the retail and the wholesale banking segments, which was a direct aftermath of demonstrations and protests that occurred in Chile at the end of 2019, (ii) an increase of Ch$62,542 million in operating expenses, largely attributable to higher personnel expenses related to both a special bonus granted to the staff and higher severance payments, as well as increased building maintenance expenses due to repairs and reconstruction of branches and ATMs, and (iii) an annual increase of approximately Ch$13,893 million in income tax, mainly owed to lower inflation in 2019 as compared to 2018.

2017 and 2018. For the year ended December 31, 2018 our net income was Ch$603,634 million, which represents an annual increase of 5.5% as compared to the Ch$572,081 million recorded in 2017. The annual change in our net income was primarily attributable to:

●	An annual increase of 7.0% or Ch$86,282 million in net interest income from Ch$1,234,695 million in 2017 to Ch$1,320,977 million in 2018 primarily as a result of : (i) the effect of higher inflation that resulted in increased revenues from our UF net asset exposure by Ch$70,845 million on an annual basis, (ii) higher contribution from demand deposits to our funding cost by approximately Ch$26,577 million in 2018 as compared to 2017, due to an annual increase of 9.0% in average balances within a context of increasing interest rates, particularly in foreign currency, and (iii) increased income from loans by approximately Ch$14,762 million mainly driven by loan growth in the retail banking segment. These results were partially offset by lower income from asset and liability management as a result of flattened yield curves, partially attributable to higher short-term interest rates given the 25 basis point increase in the overnight interest rate by the Central Bank in October 2018. However, this increase in short-term rates did not necessarily translate into higher long-term interest rates, reducing the chance for gapping.

●	An annual increase of 57.0% or Ch$59,965 million in other income (loss) net, primarily as a result of: higher revenues from our derivative positions of approximately Ch$153,843 million mainly due to FX adjustment gains, given (i) the 12.7% depreciation of the Chilean peso against the U.S. dollar in 2018 compared to the 8.2% appreciation of the Chilean peso against the U.S. dollar in 2017, (ii) higher results from fair value adjustments and accruals on derivatives, and (iii) higher other operating revenues related to the insurance reimbursement obtained in relation to a cybersecurity incident occurred in May 2018. These results were partially offset by: (i) FX adjustment losses on the on-balance positions (net of hedge accounting derivatives) by approximately Ch$102,174 million as a result of the FX trends mentioned above and the net structural FX liability position we hold on-balance, and (ii) lower revenues of approximately Ch$11,018 million from sales of available for sale securities and lower results from assets held for trading, mainly due to lower exposure.

●	An annual increase of 3.5% or Ch$12,281 million in net fees and commissions income, principally as a result of higher fee income related to products and services offered by some of our subsidiaries’ such as insurance brokerage, due primarily to a revised pricing scheme and higher amount of gross written premiums, mutual funds management, primarily as a result of portfolio rebalancing more oriented towards equity, and stock brokerage, primarily given a sharp increase in stock trading turnover and participation in key equity transactions in the local market. These factors were partially offset by a decrease in fee income from transactional services.

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

	For the Year Ended December 31,						% Increase (Decrease)
	2017		2018		2019		2017/2018	2018/2019
IFRS:	(in millions of Ch$, except percentages)%
Interest revenue	Ch$	1,886,700	Ch$	2,000,617	Ch$	2,113,548	6.0%	5.6%
Interest expense		(652,005)		(679,640)		(742,270)	4.2	9.2
Net interest income	Ch$	1,234,695	Ch$	1,320,977	Ch$	1,371,278	7.0%	3.8%
Net interest margin(1)(2)		4.30%		4.35%		4.13%	—	—

(1)	Net interest income divided by average interest-earning assets. The average balances for interest-earning assets, including interest readjustments, were calculated on a daily basis for the Bank’s balances and on a monthly basis for our subsidiaries’ balances.
(2)	Net interest margin does not include the interest earned on trading securities, which is accounted for under Other Income (Loss) Net. However, it does include average balances of trading securities.

2018 and 2019. For the year ended December 31, 2019 our net interest income was Ch$ 1,371,278 million which represents an annual increase of 3.8% or Ch$50,301 million as compared to the Ch$1,320,977 million recorded in 2018. The main drivers supporting the increase in net interest income were:

●	An annual increase of approximately Ch$79,573 million in interest revenues earned on loans to customers, associated with a 9.0% annual expansion in average balances, which was partially offset by a slight decrease in lending spreads, given strong competition, which reduced the average interest rate earned on loans moderately. The annual increase in interest revenues was primarily attributable to higher income in many lending products, including: (i) revenues from consumer loans increasing Ch$23,282 million, (ii) income from commercial and trade finance loans, jointly growing Ch$32,562 million, and (iii) interest income from mortgage loans rising Ch$14,606 million on a yearly basis. In all products, the main driver was loan growth.

●	An annual increase of approximately Ch$6,138 million in the net contribution associated with the management of our UF or inflation-indexed net asset position in 2019 as compared to 2018. The increase in net revenues was mainly the result of: (i) a higher average net position in 2019 as compared to 2018, which caused a volume effect on inflation-indexed revenues, and (ii) the effect of lower nominal interest rates on part of the funding of this position following the Central Bank’s decision to decrease the reference interest rate by 1.0%, from 2.75% in December 2018 to 1.75% in December 2019, through consecutive cuts. These factors allowed us to more than offset the impact of a slight decline in inflation–measured as UF variation, from 2.86% in 2018 to 2.70% in 2019.

●	An annual increase of Ch$3,319 million in interest revenues from loans and advances to banks. This increase was mainly the consequence of higher average balances in 2019 as compared to 2018. The expansion in loans to banks reached 42.9% in average loans during 2019 and was prompted by the prevailing scenario of interest rates that, in conjunction with our leading funding cost, encouraged local banks to borrow from us as a convenient funding source. In a similar fashion, foreign banks also increased their demand for loans by taking advantage of our lower cost of funds in foreign currency, supported by our high credit rating.

These positive effects were in part offset by:

●	Higher interest expenses paid on time deposits of approximately Ch$15,384 million in 2019 as compared to 2018. The annual increase was explained, in approximately one-third, by the effect of slightly higher interest rates paid on deposits, and in approximately two-thirds, by the expansion recorded in average balances. It is worth mentioning, however, that the increase in average balances was at 4.0% on an annual basis.

●	An annual increase of approximately Ch$14,296 million in interest expenses paid on borrowings from banks and financial institutions. Once again, the annual increase in interest expenses had mainly to do with higher average balances that rose 29.9% on an annual basis and, to a lesser extent, by slightly higher interest rates. The expansion in average balances was mainly intended to finance the increasing demand for loans from both foreign banks and also from local companies through trade finance loans.

●	An increase of nearly Ch$14,111 million in interest paid on debt issued in 2019, as compared to 2018. This increase was largely related to an increase in long-term debt, with average balances growing 14.9% in 2019 when compared to a year earlier. The issuance of long-term bonds were mainly aimed to finance loan growth, particularly fostered by the strong demand for mortgage loans amid a scenario of historically low real interest rates that encouraged demand for housing.

As a result of these factors, but in particular due to the decrease in average interest rates earned on assets, our net interest margin decreased from 4.35% in 2018 to 4.13% in 2019.

2017 and 2018. For the year ended December 31, 2018 our net interest income was Ch$1,320,977 million which represents an annual increase of 7.0% as compared to the Ch$1,234,695 million recorded in 2017. The primary drivers explaining the increase in net interest income were as follows:

●	An increase of approximately Ch$70,845 million from the management of our UF net asset position, mainly as a result of (i) higher inflation (as measured by the UF variation) which reached 2.86% in 2018 as compared to 1.71% in 2017 and (ii) lower average nominal interest rates we paid on liabilities that fund part of our UF exposure following the expansionary monetary policy taken by the Central Bank since the second half of 2017, which translated into a flat overnight rate of 2.5% for most of 2018 as compared to a reference rate that started 2017 at 3.5% and decreased to 2.5% by the second half of the year.

●	Lower interest expenses of approximately Ch$16,055 million accrued on time deposits and saving accounts, primarily due to lower average nominal interest rates in light of the Central Bank’s expansionary monetary policy explained above. This effect was partially offset by a moderate increase of only 1.8% in average balances of savings accounts and time deposits, primarily due to both our intention of prioritizing long-term funding sources in order to support loan growth and our customers’ preference for liquidity (i.e. demand deposits) amid a low interest rate environment.

●	Higher interest revenues of approximately Ch$9,114 million accrued on loans and advances to banks, primarily as a result of loans granted to financial institutions, particularly to foreign banks. This, in turn, was the result of: (i) an increase of 55.2% in average balances, and (ii) a steady increase in foreign interest rates throughout 2018, illustrated by the 81 basis point rise in the average federal fund rate following by the change in the U.S. monetary policy.

●	Higher interest income from available for sale securities of approximately Ch$9,395 million on an annual basis, mainly due to an increase in our exposure to securities denominated in local currency, particularly focused on corporate deposits rather than low-risk bonds.

●	An increase of approximately Ch$8,300 million, or 0.5%, in interest revenues earned on loans to customers mainly due to an increase of 4.0% in average balances, which was partially offset by a decrease in our lending spreads amid increased competition in the banking industry.

The above factors were partially offset by:

●	An increase of Ch$14,044 million in interest expenses related to long-term debt mainly due to an increase of approximately 8.0% in average balances of this type of funding, which is intended to replace shorter term funding (i.e. time deposits) while taking advantage of still low interest rates for longer terms, particularly within the local market, and attractive spreads over reference rates for our debt issuances.

●	An increase of Ch$10,019 million in interest expenses on borrowings from financial institutions, mainly due to an increase of approximately 3.1% in average balances and a sharp increase in foreign interest rates paid on these loans, as explained above.

Based on the 7.0% increase in our net interest income, our net interest margin increased to 4.35% in 2018 from 4.30% in 2017. This increase was mainly attributable to the effect of higher inflation on our UF net asset position as explained above.

Interest Revenue

The following table sets forth information regarding our interest revenue and average interest earning assets for the years ended December 31, 2017, 2018 and 2019:

	For the Year Ended December 31,						% Increase (Decrease)
	2017		2018		2019		2017/2018	2018/2019
IFRS:	(in millions of Ch$, except percentages)
Interest revenue	Ch$	1,886,700	Ch$	2,000,617	Ch$	2,113,548	6.0%	5.6%
Average interest earning assets:
Commercial loans		14,227,993		14,540,261		15,746,316	2.2	8.3
Residential mortgage loans		7,220,433		7,683,061		8,561,445	6.4	11.4
Consumer loans		3,922,842		4,156,995		4,445,242	6.0	6.9
Total loans		25,371,268		26,380,317		28,753,003	4.0	9.0
Repurchase agreements		60,319		81,947		81,901	35.9	(0.1)
Other Assets		196,361		296,536		378,112	51.0	27.5
Financial investments		2,537,342		2,811,981		2,830,009	10.8	0.6
Loans and advance to banks		535,328		830,763		1,186,841	55.2	42.9
Total	Ch$	28,700,618	Ch$	30,401,544	Ch$	33,229,866	5.9%	9.3%
Average rates earned on total interest earning assets(1)(2):
Average nominal rates		6.57%		6.58%		6.36%	–	–

(1)	See “Item 4. Information on the Company—Selected Statistical Information—Average Balance Sheets, Interest Earned on Interest Earning Assets and Interest Paid on Interest Bearing Liabilities.”

(2)	Average rates earned on interest earning assets do not include the interest earned on trading securities, which is accounted for under Other Income (Loss) Net. However it does include average balances of trading securities.

2018 and 2019. For the year ended December 31, 2019, our interest revenue was Ch$2,113,548 million, which positively compared to the Ch$2,000,617 million recorded in 2018, representing a 5.6% annual increase. This expansion was mainly the consequence of a volume effect of approximately Ch$172,200 million, due primarily to the expansion in on-balance average assets, which in turn was primarily attributable to the effect of loan growth reflected in the average balances of loans to customers growing 9.0% on an annual basis. This effect was partially offset by: (i) the negative effect of a decrease in inflation, from 2.86% in 2018 to 2.70% in 2019, on the average balance of inflation-indexed assets (or UF-denominated assets) by approximately Ch$22,760 million on an annual basis, (ii) the impact of lower average interest rates (excluding the inflation effect) earned on interest earning assets, explaining approximately Ch$46,433 million of the reduced revenue, given by both lower funding rates and also a slight decrease in lending spreads, particularly in loans to customers. Notwithstanding the annual increase in interest revenues, the average interest rate accrued on assets decreased from 6.58% in 2018 to 6.36% in 2019.

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

Interest Expense

The following table sets forth information regarding our interest expense and average interest bearing liabilities for the years ended December 31, 2017, 2018 and 2019:

	For the Year Ended December 31,						% Increase (Decrease)
	2017		2018		2019		2017/2018	2018/2019
IFRS:	(in millions of Ch$, except percentages)%
Interest expense	Ch$	652,005	Ch$	679,640	Ch$	742,270	4.2%	9.2%
Average interest-bearing liabilities:
Saving accounts and time deposits(1)		10,323,872		10,504,594		10,924,723	1.8	4.0
Securities under agreements to repurchase		198,142		365,305		269,690	84.4	(26.2)
Borrowings from financial institutions		1,154,331		1,190,348		1,546,639	3.1	29.9
Debt issued		6,484,993		7,003,261		8,043,373	8.0	14.9
Lease Liabilities		-		-		140,331	-	-
Other financial obligations		141,832		148,260		127,408	(4.5)	(14.1)
Total	Ch$	18,303,170	Ch$	19,211,768	Ch$	21,051,814	5.0%	9.6%
Average rates paid on total interest bearing liabilities(2):
Average nominal rates		3.56%		3.54%		3.53%
Average (Chilean peso-denominated) non-interest bearing current account and demand deposits		8,174,198		8,910,601		9,716,000	9.0%	9.0%

(1)	Includes interest-bearing demand deposits.

(2)	See “Item 4. Information on the Company—Selected Statistical Information—Average Balance Sheets, Interest Earned on Interest Earning Assets and Interest Paid on Interest Bearing Liabilities.”

2018 and 2019. Our interest expense increased 9.2% or Ch$62,230 million in 2019 when compared to the Ch$679,640 million recorded in 2018. The annual increase in interest expenses was mainly due to the effect of an increasing volume of liabilities, which translated into higher interest expenses by approximately Ch$80,600 million, particularly concentrated in the issuance of long-term debt, borrowings from financial institutions and time deposits. The expansion recorded in liabilities was primarily intended to finance the growth posted by our total assets and loans to customers, above all. The effect of higher volumes was partially offset by: (i) the effect of lower inflation on interest expenses related to inflation-indexed liabilities by approximately Ch$12,400 million, (ii) lower average interest rates that translated into approximately Ch$3,120 million of lower interest paid on liabilities, primarily explained by the prevailing scenario of local interest rates that decreased throughout the year as a consequence of the quantitative easing carried out by the Central Bank, which was mainly reflected in interest paid on long-term debt. On whole, as a consequence of these factors, the average interest rate paid on interest-bearing liabilities decreased slightly from 3.54% in 2018 to 3.53% in 2019.

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

Net Fees and Commissions Income

The following table sets forth certain components of our fees and commissions income (net of fees paid to third parties that provide support for those services) for the years ended December 31, 2017, 2018 and 2019:

	Year Ended December 31,						% Increase (Decrease)
	2017		2018		2019		2017/2018	2018/2019
IFRS:	(in millions of Ch$, except percentages)%
Mutual funds	Ch$	86,103	Ch$	91,174	Ch$	101,046	5.9%	10.8%
Insurance		65,828		72,168		122,108	9.6	69.2
Current accounts, overdrafts, credit lines and credit cards		60,398		49,595		69,640	(17.9)	40.4
Demand accounts and ATMs		36,625		44,459		60,172	21.4	35.3
Stock brokerage		8,165		12,653		11,544	55.0	(8.8)
Collection of over-due loans		22,787		23,024		23,388	1.0	1.6
Cash management services		8,374		6,458		4,700	(22.9)	(27.2)
Letters of credit, guarantees, collateral and other contingent loans		23,261		25,020		26,100	7.6	4.3
Custody and trust services		8,200		8,907		8,725	8.6	(2.0)
Foreign trade and currency exchange		2,945		1,817		2,089	(38.3)	15.0
Financial advisory services		5,536		5,046		4,393	(8.9)	(12.9)
Credits and factoring		4,285		3,318		6,271	(22.6)	89.0
Wire transfers and payment orders		10,074		10,940		12,329	8.6	12.7
Collection services		503		427		420	(15.1)	(1.6)
Teller services expenses		(6,206)		(6,546)		(6,284)	5.5	(4.0)
Credit pre-evaluation services		(213)		(258)		(404)	21.1	56.6
Other		11,009		11,753		11,065	6.8	(5.9)
Total	Ch$	347,674	Ch$	359,955	Ch$	457,302	3.5%	27.0%

2018 and 2019. Our income from fees and commissions was Ch$457,302 million in 2019, which denotes a 27.0% annual increase when compared to the Ch$359,955 million recorded in 2018. This annual increase in fee-based income was primarily supported by:

●	A significant annual increase of 69.2%, or Ch$49,940 million, in net fees and commissions from insurance brokerage, from Ch$72,168 million in 2018 to Ch$122,108 million in 2019. This annual increase was the result of two factors working together: (i) an expansion in the business-as-usual activity that translated into a 17.2% annual expansion in gross written premiums, due to improved value offerings, in both life and non-life products, coupled with a widened distribution network that has leveraged on mobile applications, and (ii) a strategic partnership achieved with Chubb Limited (through its local life and non-life subsidiaries) in January 2019, for exclusivity in the distribution and brokerage of life and non-life products through Banco de Chile’s distribution channels, resulting in additional fees that started accruing in June 2019, for an amount of approximately Ch$29,900 million for the year ended December 31, 2019.

●	An annual increase of Ch$20,045 million in net fees and commissions from current accounts, overdrafts, credit lines and credit cards, from Ch$49,545 million in 2018 to Ch$69,640 million in 2019, mainly as a consequence of: (i) an 11.0% increase in transactions executed by customers using our credits cards, and (ii) an optimization in our loyalty program expenses, and (iii) the opening of approximately 110,000 new current accounts in 2019, that resulted in a 5.7% increase in the amount of current account holders by the end of 2019, net of attrition.

●	Higher net fees and commissions of approximately Ch$15,713 million related to demand accounts and ATMs, which grew from Ch$44,459 million in 2018 to Ch$60,172 million in 2019, primarily as a result of: (i) a 22.5% increase in the average amount of ATMs deployed in the country in 2019 as compared to 2018, which translated into an increase of 17.5% in the amount of transactions carried out in our ATMs, and (ii) an 11.9% increase in amount of purchases and an 18.3% rise in the number of transactions made by customers using our debit cards, along with a 5.2% increase in total debit cards issued.

●	Net fees and commissions from mutual funds increased Ch$9,872 million from Ch$91,174 million in 2018 to Ch$101,046 million in 2019, mainly as a result of a 10.0% expansion in the average amount of assets under management, which also translated into a market share increase of approximately 2.5 percentage points, from 21.1% in December 2018 to 23.6% in December 2019, allowing us to maintain market leadership in this category.

●	An annual increase of approximately Ch$4,342 million in fees and commissions from credits, factoring, wire transfers and payment orders, due primarily to: (i) higher fees from credits and factoring by approximately Ch$2,953 million, due to higher lending activity in all products and segments, and (ii) an increase of Ch$1,389 million in net fees and commissions from wire transfer and payments.

All of these factors enabled us to more than offset slight decreases in net fees and commissions coming from both cash management and stock brokerage services. Fees and commissions from cash management decreased Ch$1,758 million on an annual basis and stock brokerage fees decreased Ch$1,109 million in 2019, as compared to 2018. In both cases, the decrease had to do with a high comparison base, as the activity in 2018 included certain non-recurrent transactions, such as those conducted by our securities brokerage subsidiary in the local stock market.

2017 and 2018. Our income from fees and commissions was Ch$359,955 million in 2018, which represented a 3.5% annual increase when compared to the Ch$347,674 million recorded in 2017. This annual increase was mainly caused by:

●	An annual increase of 24.6% or Ch$8,323 million in fee-based income associated with an increase in the use of demand accounts and our nationwide ATM network. This increase was mainly due to (i) a 19.2% increase in the number of transactions performed by our customers by using their debit cards associated with demand accounts, which translated into a 14.1% increase in the amount of debit card purchases, and (ii) a 7.1% increase in the number of transactions performed by customers and non-customers in our nationwide ATM network, from 116.2 million in 2017 to 125.3 million in 2018.

●	An increase in fee-based income generated by commercial activities linked to some of our subsidiaries. This increase was mainly due to (i) a 9.6%, or Ch$6,340 million, in fee income from our insurance brokerage business, which in turn resulted from a 10.0% increase in the volume of gross written premiums intermediated by our specialized subsidiary and price increases in certain insurance products, (ii) a 5.9%, or Ch$5,071 million, increase in fee income related to our mutual funds management business managed by our subsidiary, primarily due to an increase in the average margin as a result of (x) portfolio rebalancing towards equity rather than fixed-income funds in 2018 as compared to 2017, based on the increased risk appetite of investors aligned with the recovery in the local economy, and (y) a 15.6% increase in the number of fund participants, and a 55.0%, or Ch$4,488 million increase in fee-income from stock brokerage subsidiary driven primarily by a 76.8% expansion in the stock trading turnover, which in turn resulted from the participation of our securities brokerage subsidiary in the largest initial public offering (IPO) carried out in Chile so far and the most relevant transaction (auction) of the year executed in the local market.

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

The following table sets forth certain components of our other income (loss), net, for the years ended December 31, 2017, 2018 and 2019:

	For the Year Ended December 31,						% Increase (Decrease)
	2017		2018		2019		2017/2018	2018/2019
IFRS:	(in millions of Ch$, except percentages)
Income on trading securities	Ch$	46,207	Ch$	42,605	Ch$	44,274	(7.8)%	3.9%
Gains (losses) from mark to market and sales		4,435		8,038		32,128	81.2	299.7
Financial Assets Held for Trading		50,642		50,643		76,402	(0.0)	50.9
Sales of Available for Sale Instruments		6,514		1,118		4,789	(82.8)	328.4
Net Gain (Loss) from other transactions		233		384		(145)	64.8	(137.8)
Derivative Instruments		(89,113)		64,730		32,391	(172.6)	(50.0)
Sales of Loan Portfolios		2,063		267		0	(87.1)	(100.0)
Total net financial operating (loss) income		(29,661)		117,142		113,437	(494.9)	(3.2)
Foreign exchange transactions, net		104,875		2,701		30,886	(97.4)	̶
Other operating income, net		29,959		45,295		32,315	51.2	(28.7)
Total other income (loss), net	Ch$	105,173	Ch$	165,138	Ch$	176,638	57.0%	7.0%

2018 and 2019. Our other income (loss), net amounted to Ch$176,638 million in 2019, denoting a 7.0%, or Ch$11,500 million, annual increase as compared to the Ch$165,138 million recorded in 2018. This annual increase was primarily the result of:

●	An annual increase of Ch$25,759 million or 50.9% in income from financial assets held for trading, from Ch$50,643 million in 2018 to Ch$76,402 million in 2019. This increase was largely caused by a significant annual rise in gains from marking-to-market of fixed-income securities, as a result of the sharp decrease in nominal and real interest rates following the Central Bank’s decision to reduce the reference interest rate, from 2.75% in December 2018 to 1.75% in December 2019, while inflation remained stable and within the Central Bank’s target range. The shifts seen in interest rates more than offset lower exposure interest rate sensitivities on average in our trading portfolio in 2019, as compared to 2018.

●	An annual increase of Ch$28,185 million in income from foreign exchange transactions from Ch$2,701 million in 2018 to Ch$30,886 million in 2019. This increase was mainly the consequence of higher results from foreign exchange adjustments of approximately Ch$38,826 million related to our on-balance foreign exchange liability exposure, primarily composed of long-term debt issued denominated in foreign currency. Our on-balance liability position benefited from a lower depreciation of the Chilean peso as compared to the U.S. dollar in 2019 (8.8%) as compared to 2018 (12.7%). This effect was partially offset by: (i) a decrease of approximately Ch$5,316 million in foreign exchange adjustment results on our off-balance foreign exchange net asset position in derivatives held for cash flow hedge accounting, which mirrored part of the on-balance foreign exchange liability exposure, as a result of the aforementioned trends in exchange rates, and (ii) a decrease of nearly Ch$3,325 million in foreign exchange adjustment results from assets that are denominated in local currency, but adjusted by the effect of changes in foreign exchange (primarily leasing loans), owed primarily to the same trends in exchange rates.

These factors were partially offset by:

●	An annual decrease of approximately Ch$32,339 million, or 50.0%, in income from derivatives, from Ch$64,730 million in 2018 to Ch$32,391 million in 2019. This annual decrease was primarily the result of: (i) lower results from foreign exchange adjustments to the average net asset position held in foreign currency derivatives, from approximately Ch$42,783 million in 2018 to nearly Ch$24,998 million in 2019, primarily attributable to the lower depreciation of the Chilean peso against the U.S. dollar in 2019 (8.8%) as compared to 2018 (12.7%) and, to a lesser extent, due to a decrease in the average foreign exchange position linked to derivatives for trading, and (ii) a negative effect of Counterparty Value Adjustment for derivatives by approximately Ch$14,219 million on an annual basis, based on both an increase in probabilities of default reflected on higher credit spreads in 2019 as compared to 2018, which was partly offset by the lower depreciation of the Chilean peso against the U.S. dollar.

●	Other operating income decreased Ch$12,980 million, or 28.7%, on an annual basis from Ch$45,295 million to Ch$32,315 million. This decrease was mainly due to: (i) the release of non-credit related contingency allowances in 2018 by approximately Ch$7,500 million, and (ii) insurance reimbursements of approximately Ch$6,900 million in 2018, as a result of the cybersecurity event that occurred during that year.

2017 and 2018. Our other income (loss) net was Ch$165,138 million in 2018, representing a 57.0%, or Ch$59,965 million, annual increase as compared to the Ch$105,173 million recorded in 2017. This annual increase was primarily the result of:

●	A reversal in income from derivative instruments held for trading, from a net loss of Ch$89,113 million in 2017 to a net gain of Ch$64,730 million in 2018. This increase of approximately Ch$153,843 million was mainly due to: (i) a reversal in results from FX adjustments to our average net asset position in foreign currency derivatives held-for-trading, from a net loss of approximately Ch$90,618 million in 2017 to a net gain of nearly Ch$42,783 million in 2018, which resulted from trends in exchange rates as exemplified by the 12.7% depreciation of the Chilean peso against the U.S. dollar in 2018 as compared to the 8.2% appreciation of the Chilean peso against the U.S. dollar in 2017, (ii) an increase of approximately Ch$16,766 million in income from fair value adjustments and higher accruals on derivatives held for trading, and (ii) a positive Counterparty Value Adjustment effect of approximately Ch$3,845 million, primarily attributable to a favorable change in probabilities of default. Counterparty Value Adjustment is a measure intended to recognize the credit risk associated with a derivative transaction.

●	An increase of approximately Ch$15,336 million in other operating income, from Ch$29,959 million in 2017 to Ch$45,295 million in 2018. This increase was mainly due to Ch$6,329 million in insurance reimbursements received as a result of the cybersecurity incident occurred in May 2018, which had previously led to an operational write-off of approximately Ch$6,900 million (recorded in other operating expenses). Additionally, during 2018, we released approximately Ch$7,500 million related to non-credit related contingency allowances recorded in previous periods.

The above mentioned factors were partially offset by:

●	A decrease of approximately Ch$102,174 million in income from foreign exchange transactions from Ch$104,875 million in 2017 to Ch$2,701 million in 2018. This decrease was mainly due to lower results from FX adjustments of approximately Ch$301,829 million linked to our on-balance FX liability position, primarily composed of long-term debt issued abroad denominated in foreign currency, which was negatively impacted by: (i) changes in exchange rates as illustrated by the annual 12.7% depreciation of the Chilean peso against the U.S. dollar in 2018 as compared with the 8.2% appreciation in 2017, and (ii) a moderate increase in such net liability position. This effect was partially offset by the following factors: (i) an increase of approximately Ch$182,825 million in FX adjustment results related to our off-balance FX net asset position in derivatives held for cash flow hedge accounting (aimed at mirroring part of the previously mentioned on-balance FX liability exposure) given the previously mentioned trends in exchange rates, and (ii) an increase of approximately Ch$16,830 million in FX adjustment results from assets that are denominated in local currency but adjusted by the effect of changes in FX (primarily leasing loans).

●	A decrease of approximately Ch$11,018 million in income associated with financial investment instruments held for trading and sales of available for sale securities. This decrease was mainly due to (i) a decrease of approximately Ch$5,622 million in income from financial assets held for trading primarily as a result of lower interest income accrued on such assets primarily due to a decrease in our average balances and sensitivities to these instruments, given the prevailing low interest rate environment that reduced the possibility of obtaining short-term gains from fair value adjustments and (ii) a decrease of approximately Ch$5,396 million in income from sales of available securities, which was also a result of the prevailing low interest rate environment.

Provisions for Loan Losses

We recognize allowances to cover possible credit losses in accordance with IFRS as issued by the IASB. For statistical information with respect to our substandard loans and allowances for loan losses, see “Item 4. Information on the Company—Selected Statistical Information” and Note 11(c) to our audited consolidated financial statements as of and for the year ended December 31, 2019. According to regulations applicable to such periods, the amount of provisions charged to income in any period consists of net provisions for possible loan losses.

The following table sets forth information with respect to our provisions and allowances for loan losses and charge-offs for each of the years ended December 31, 2017, 2018 and 2019:

	For the Year Ended December 31,						% Increase (Decrease)
	2017		2018 (1)		2019		2017/2018	2018/2019
	(in millions of Ch$, except percentages)%
IFRS:
Provisions:
Gross provisions for loan losses	Ch$	270,732	Ch$	310,350	Ch$	379,576	14.6%	21.3%
Total loan loss recoveries		49,477		60,579		47,975	22.4	(20.8)
Net provisions for loan losses		221,255		249,771		331,601	12.9	32.8
Charge-offs:
Total charge-offs		318,790		292,923		313,200	(8.1)	6.9
Net charge-offs		269,313		232,344		265,225	(13.7)	14.2
Other asset quality data:
Total loans	Ch$	25,451,513	Ch$	27,926,632	Ch$	30,033,272	9.7	7.5
Average Loans		25,371,268		26,380,317		28,753,003	4.0	9.0
Allowances for loan losses		495,821		585,378		649,233	18.1%	10.9%
Allowances for loan losses as a percentage of total loans		1.95%		2.10%		2.16%	–	–
Provisions for loan losses as a percentage of average loans		0.87%		0.95%		1.15%	–	–

(1)	IFRS 9 replaced IAS 39 for financial statements from January 1, 2018 onwards and includes new classification and measurement requirements for financial assets and liabilities, impairment requirements for financial assets and hedge accounting policy. The application of this standard as of January 1, 2018 had an impact on our consolidated financial statements at that date, as appearing in Note 5 “Transition Disclosures” to our audited consolidated financial statements for the year ended December 31, 2018, appearing in the 2018 20-F filed on April 26, 2019.

2018 and 2019. Our provisions for loans losses posted an annual increase of 32.8%, or Ch$81,830 million, from Ch$249,771 million in 2018 to Ch$328,291 million in 2019. The increase in credit risk expenses was mainly attributable to the following factors:

●	An annual increase of approximately Ch$33,443 million in provisions for loan losses explained by loan growth. In fact, average loans increased 9.0% on an annual basis, which was supported by strong growth of 11.0% in the retail banking segment and, to a lesser extent, by a 5.9% annual expansion in the loan book managed by our wholesale banking segment. It is important to note that most of the loan growth effect was concentrated in the retail banking segment, which has higher risk charges when compared to the wholesale segment.

●	An additional increase in loan loss provisions by approximately Ch$46,940 million in 2019 as compared to 2018 as a result of a net credit quality deterioration as reflected by an increase in whole overdue loans. The latter effect was primarily attributable to the social turmoil in Chile at the end of 2019. Protests and demonstrations were followed by damage to public and private infrastructure, as well as interruption of transportation services, since the metropolitan underground was harmed. Economic contraction and the increase in unemployment was a direct cause of the social unrest. As a result, the whole banking industry had to face sharp increases in past-due loans during October and November. We witnessed an increase in whole overdue loans. Since our provisioning models are highly sensitive to overdue, provisions for loan losses related to the retail banking segment posted a significant increase in the fourth quarter of 2019. To a lesser degree, we also had to face deterioration in the financial condition of certain wholesale customers, which also translated into an increase in loan loss provisions for that segment. However, thanks to our effective collection procedures, we managed to normalize less-than-90 days past-due loans in December 2019, although past-due loans (loans 90 days or more past due) remained above our long-term trend, at a rate of 1.39% as of December 2019.

●	A net increase of approximately Ch$5,020 million in impairment of financial instruments measured at fair value through other comprehensive income, primarily a result of increased default probabilities and changes in interest rates caused by increased volatility in both the local and international financial markets.

These factors were partially offset by a positive exchange rate effect of approximately Ch$3,573 million associated with a lower depreciation of the Chilean peso against the U.S. dollar in 2019 (8.8%) as compared to 2018 (12.7%). The lower depreciation translated into a lower foreign exchange impact on our USD-denominated loan loss allowances.

As a result of these factors, our ratio of provisions for loan losses to average loans recorded an annual increase from 0.95% in 2018 to 1.15% in 2019.

From a delinquency point of view, our past-due loans (loans 90 days or more past-due) increased by approximately Ch$113,238 million or 37.1%, from Ch$305,530 million in 2018 to Ch$418,768 million in 2019. Accordingly, our past-due ratio (90 days or more past-due loans over total loans) rose from Ch$1.09% in 2018 to 1.39% in 2019. As mentioned earlier, the social turmoil in Chile at the end of 2019 was the main reason for this increase in past-due loans (90 days or more past-due loans). In fact, since many sectors suffered a reduction in their productive capacity, or damage to their distribution networks due to long-standing protests and violence, the economy contracted 1.8% in the fourth quarter of 2019 and the unemployment rate stood at 7.0%, which is above the 6.7% posted a year earlier. Consequently, the payment capacity of some borrowers decreased, particularly those belonging to the retail banking segment (personal banking and SMEs). For that reason, past-due loans (90 days or more past-due loans) in the retail banking segment increased Ch$76,704 million. This behavior was primarily associated with consumer loans granted to individuals and commercial loans rendered to SMEs, jointly explaining 80.7% of the total increase in the retail banking segment. To a lesser extent, past-due loans (90 days or more past-due loans) in the wholesale banking segment posted an annual advance of Ch$36,534 million in the 2019 as compared to 2018. As mentioned earlier, some companies, particularly those participating in the middle market segment, retailers and some large companies showed deterioration in their financial condition as a result of the social unrest, suffering significant decreases in their turnover, which translated into working capital constraints. As a result, past-due ratios increased from 1.66% in 2018 to 1.89% in 2019 and from 0.17% 2018 to 0.53% in 2019, in the retail banking and the wholesale banking segment, respectively.

2017 and 2018. Our provisions for loans losses posted an annual increase of 12.9%, or Ch$28,456 million, from Ch$221,255 million in 2017 to Ch$249,771 million in 2018. This increase in credit risk expenses was mainly attributable to the following factors:

●	A negative exchange rate impact on loan loss allowances denominated in U.S. dollars (principally loans to large companies and corporations) by approximately Ch$20,934 million. This negative exchange rate impact was the result of the 12.7% depreciation of the Chilean peso against the U.S. dollar in 2018 compared to the 8.2% appreciation recorded in 2017.

●	An increase of approximately Ch$20,621 million attributable to overall loan growth concentrated in retail segment loans, with average loans increasing 7.7% on an annual basis. On the other hand, wholesale loans recorded a 0.7% annual decrease in average balances. From the credit risk point of view, these dynamics resulted in a negative loan mix effect, given the credit risk characteristics of both segments.

These factors were partially offset by: (i) an overall net improvement in the credit quality of our loan portfolio of approximately Ch$11,487 million in 2018 as compared to 2017. This positive change was mostly attributable to both the retail and wholesale banking segments given the continued enhancement of their asset qualities as a result of the improved risk profiles of their customers, supported by the recovery in the local economy, and (ii) an allowance release of approximately Ch$1,552 million in 2018 related to the impairment of financial instruments measured at fair value through other comprehensive income for the first time application of IFRS 9 in 2018.

Based on the above, our ratio of provisions for loan losses to average loans recorded an annual increase of eight basis points from 0.87% in 2017 to 0.95% in 2018.

In regards to delinquency, past-due loans (loans 90 days or more past-due) posted an increase of 1.0% or Ch$2,935 million, from Ch$302,595 million in 2017 to Ch$305,530 million in 2018. As a result, our past-due ratio (90 days or more past-due loans over total loans) recorded a decrease from 1.19% in 2017 to 1.09% in 2018. The increase in the amount of past-due loans was the result of mixed trends. On the positive side, we recorded lower past-due loans (90 days or more past-due) related to the wholesale segment, which decreased 36.9% or Ch$9,215 million in 2018 as compared to 2017, mainly attributable to a Ch$7,341 million decrease in past-due commercial loans (90 days or more past-due), equivalent to an improvement of 11 basis points in the past-due ratio (90 days or more past-due loans over total loans) for this lending product, in this segment in particular. This trend in the wholesale segment was largely explained by an improved economic scenario in 2018, which resulted in an enhanced financial condition for some customers. Conversely, past-due loans (90 days or more past-due) in the retail banking segment, representing 94.8% of our total past-due loans (90 days or more past-due) in 2018, increased 3.7% on an annual basis, or Ch$10,276 million. This increase was mainly explained by an increase of Ch$11,942 million in past-due loans (90 days or more past-due) related to commercial loans managed by this segment, particularly associated with SME customers. The higher amount in past due loans for these types of credits and customers had mainly to do the significant loan growth we posted in this segment during 2018 (13.4% in year-end balances) rather than a deterioration in credit quality. In fact, the past-due ratio for the retail banking segment decreased by approximately 10 basis point on an annual basis from 1.76% in 2017 to 1.66% in 2018.

Operating Expenses

The following table sets forth information regarding our operating expenses for the years ended December 31, 2017, 2018 and 2019:

	For the Year Ended December 31,						% Increase (Decrease)
	2017		2018		2019		2017/2018	2018/2019
IFRS:	(in millions of Ch$, except percentages)%
Personnel expenses	Ch$	409,331	Ch$	440,630	Ch$	475,599	7.6%	7.9%
Administrative expenses:
Advertising		30,698		31,375		27,808	2.2	(11.4)
Building maintenance		35,044		36,716		50,297	4.8	37.0
Rentals and insurance		38,814		40,059		14,449	2.2	(63.9)
Office supplies		8,238		8,535		9,366	3.6	9.7
Other expenses		198,661		214,792		227,785	8.1	6.0
Total administrative expenses		311,455		331,477		329,705	6.4	(0.5)
Depreciation and amortization		37,536		37,681		70,541	0.4	87.2
Impairments		166		334		2,555	101.2	665.0
Other operating expenses		25,868		29,586		23,850	14.4	(19.4)
Total	Ch$	784,356	Ch$	839,708	Ch$	902,250	7.1%	7.4%

2018 and 2019. Our total operating expenses increased 7.4% or Ch$62,542 million on an annual basis from Ch$839,708 million in 2018 to Ch$902,250 million in 2019. The annual change in operating expenses was mainly attributable to:

●	An annual increase of 7.9% or Ch$34,969 million in personnel expenses, from Ch$440,630 million in 2018 to Ch$475,599 million in 2019, which was primarily the consequence of: (i) an annual increase of Ch$15,159 million related to severance payments following organizational restructuring in diverse business and back-office units in order to shape the bank’s structure to the new efficiency challenges linked to the digital transformation, (ii) an annual increase of approximately Ch$9,967 million in salaries mainly due to the effect of inflation adjustment to salaries twice a year as agreed with our unions, and (iii) an annual increase of Ch$8,400 million in bonuses granted to our staff, mainly associated with a special bonus amounting to approximately Ch$5,453 million rendered to recognize the commitment of our employees during the social unrest in Chile.

●	An annual increase of approximately Ch$32,860 million in depreciation and amortization from Ch$37,681 million in 2018 to Ch$70,541 million in 2019. The increase is largely explained by the adoption of IFRS 16 since January 1, 2019, which requires recognition of lease contracts, where the bank is a lessee, as an asset in use subject to depreciation and amortization. This effect explains approximately Ch$28,472 million of the total increase in this line-item. The remaining amount is explained by both higher depreciations on fixed-assets by approximately Ch$2,009 million and higher amortizations on intangible assets by approximately Ch$2,379 million. Both of these effects had mainly to do with capital expenditures in IT platforms, technology infrastructure, equipment and software due to our digital transformation strategy. Similarly, renovation of certain branches, as well as a commercial agreement with a local retailer that resulted in a net enlargement of our ATM network, also contributed to this increase.

●	An annual increase of nearly Ch$2,221 million in impairments, which amounted to Ch$6,023 million in 2019, mainly due to the damage caused by protests in Chile that derived from social unrest on nine of our branches and approximately 109 ATMs during the weeks that followed October 18, 2019, which translated into higher fixed-assets impairments by approximately Ch$2,200 million in 2019 as compared to 2018.

The factors mentioned above were partly offset by an annual decrease of approximately Ch$1,772 million in administrative expenses, from Ch$331,477 million in 2018 to Ch$329,705 million in 2019. The annual decline was the result of a combination of factors, including: (i) a decrease of approximately Ch$25,610 million in rental expenses associated with the new accounting treatment defined by IFRS 16 for long-term lease contracts, and (ii) lower advertising expenses by nearly Ch$3,567 million in 2019 as compared to 2018, mainly due to efficiency initiatives. These elements were, to a great extent, offset by: (i) an annual increase of approximately Ch$13,581 million in maintenance expenses from repairs and restoration of some of our branch and ATMs networks, as a result of the damages produced by demonstrations during the social unrest, as well as the transformation of certain branches in order to adapt them to our new dual-service model, which merges former Banco CrediChile’s branches into Banco de Chile’s locations, and (ii) higher IT and communication expenses by approximately Ch$12,964 million on an annual basis, which was mainly related to the implementation of some initiatives that are part of our digital transformation strategy, in addition to the adoption of world-class cybersecurity infrastructure and software that aims to protect our customers’ transactions and our own operations from cyberattacks.

2017 and 2018. Our total operating expenses recorded an annual increase of 7.1% or Ch$53,800 million in 2018 from Ch$784,356 million in 2017 to Ch$839,708 million in 2018. The annual change in operating expenses was mainly attributable to:

●	An annual increase of 7.6% or Ch$31,299 million, in personnel expenses from Ch$409,331 million in 2017 to Ch$440,630 million in 2018, primarily as a result of (i) the non-recurrent effect of approximately Ch$18,083 million associated with non-recurring bonuses to most of our employees after reaching the collective bargaining agreement with most of our unions, part of them deferred over time as permitted by IFRS, and (ii) an increase of Ch$7,572 million in salaries due to the one-time impact of approximately Ch$6,806 million related to salary adjustments pursuant to the collective bargaining agreements, as well as inflation adjustments. For more information, see “Item 6. Directors, Senior Management and Employees—Employees”.

●	An annual increase of 6.4% or Ch$20,022 million in administrative expenses, from Ch$311,455 million in 2017 to Ch$331,477 million in 2018, primarily due to (i) an increase of Ch$16,685 million in other administrative expenses, based on IT developments, acquisition and renewal of software, external advisory service costs related to internal projects such as risk modeling, the CRM platform and enhancement of cybersecurity infrastructure, as well as the internalization of previously outsourced services, and (ii) an increase of approximately Ch$2,363 million in expenses related to building maintenance, rentals and insurance, as a result of the refurbishment of some of our branches in order to set them up for our dual attention program and higher rental costs in light of real estate dynamics.

●	An increase of approximately 14.4% or Ch$3,718 million in other operating expenses, primarily due to the impact of the cybersecurity incident that occurred in May 2018, which resulted in an operational write-off of approximately Ch$6,900 million. This was partially offset by a decrease of Ch$5,561 million in costs related to leasing operations in 2018 as compared to 2017.

Income Tax

Under Law No. 19,396 Banco de Chile was permitted to deduct dividend distributed to SAOS (as payment for the subordinated debt held with the Central Bank) from its taxable income and, therefore, our effective tax rate was lower than the statutory corporate income tax rate until such debt was repaid by SAOS to the Central Bank on April 30, 2019, based on the dividends we distributed to SAOS. In fact, the tax benefit was extinguished by mid-2018, since at that point we had accumulated sufficient earnings to distribute sufficient dividends to SAOS in order to pay the last installment of the subordinated debt to the Central Bank in April 2019 (with charge to net distributable income generated in 2018). For more information, see Note 17 to our audited consolidated financial statements as of and for the year ended December 31, 2018 appearing elsewhere in this annual report. See “Item 4. Information on the Company—History and Development of the Bank—The 1982-1983 Economic Crisis and the Central Bank Subordinated Debt”.

Therefore, for the year ended December 31, 2019, in the absence of the tax benefit related to the dividend distributed to SAOS as payment for the subordinated debt, our effective tax rate increased to approximately 22.3% as compared to the 20.9% recorded in 2018, when we still benefited from part of the tax benefit associated with the subordinated debt.

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

Following the social crisis that took place in Chile in the fourth quarter of 2019, the current administration reformulated the proposed bill, which at that point had not been approved by the Chilean Congress yet, in order to address new social demands by means of increasing tax collection, while giving up certain elements with the purpose of achieving an agreement. Thus, Law No. 21,210 was passed by the Chilean Congress on January 29, 2020 and enacted by the Chilean Government on February 24, 2020, to modernize the local tax system. The new law mainly focuses on: (i) promoting entrepreneurship measures by providing SMEs with a special tax regime based on total integration and a statutory tax rate of 25%, as opposed to large companies and corporations whom will continue to be subject to a semi-integrated system, while bearing a statutory corporate tax rate of 27%, (ii) implementing initiatives to promote private investment by introducing instantaneous or accelerated depreciation for fixed-assets, reducing the time frame to receive reimbursements of VAT paid on fixed-assets, while reducing or eliminating property taxes paid by elderly people, (iii) increasing taxes paid by high-income individuals by means of adding a new tax bracket of 40%, raising taxes on properties exceeding U.S.$500,000 in assessed value, incorporating a regional green tax of 1% levied on investment projects exceeding U.S.$10 million in capital expenditures that were subject to environmental approval, and lowering tax benefits on capital gains obtained in stock markets, (iv) creating a Taxpayer Protection & Advisory Agency, which aims to be a counterpoint to the Chilean Internal Revenue Service on taxation matters, and (v) introducing a digital approach, which considers both the compulsory use of electronic bill and invoices, aimed at reducing tax evasion, and the imposition of VAT on digital services rendered from foreign countries.

In summary, the new law does not represent a significant change for us in terms of a statutory corporate tax rate of 27%, or the semi-integrated system that currently applies to us. Nonetheless, it requires us to withhold the VAT levied on digital services paid through our credit or debit cards, which will translate into additional IT costs.

For more information, see “Item 4. Information on the Company—Regulation and Supervision—Amendments to the Reform that Modified the Chilean Tax System” and “Item 10. Additional Information—Taxation—Chilean Tax Considerations.”

2018 and 2019. Our income tax expense was Ch$173,661 million in 2019, which represented an annual increase of 8.7%, or Ch$13,893 million, from the Ch$$159,768 million recorded in 2018. The annual increase in income tax resulted in an effective tax rate increase from 20.9% in 2018 to 22.3% in 2019. The income tax increase was primarily the result of: (i) an annual decrease of Ch$24,515 million in the tax benefit produced by the deduction of the subordinated debt annual payment, which disappeared in 2019 as the amount paid in 2019 was accrued, for taxation purposes, during the year ended December 31, 2018, and (ii) an annual increase of Ch$14,004 million in income before income tax in 2019 as compared to 2018, which explained approximately Ch$3,790 million of the annual rise in income tax. These effects were partly offset by: (i) an annual increase of Ch$7,718 million in other deductions related to tax benefits associated with capital gains recognized on the sale of fixed-income bonds formerly held in our investment portfolio, and (ii) a decrease in other tax charges of approximately Ch$6,693 million, mainly associated with higher non-tax deductible expenses in 2018.

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

Retail Banking: This segment is focused on individuals and small and medium-sized companies whose annual sales do not exceed Ch$2,000 million. The segment’s value proposition is primarily focused on consumer loans, commercial loans, current accounts, credit cards, credit lines and residential mortgage loans.

Wholesale Banking: This segment is focused on corporate clients and large companies whose annual sales exceed approximately Ch$2,000 million. This segment offers products and services focused on commercial loans, current accounts, cash management services, debt instruments, foreign trade, derivative contracts and leases, as well as corporate finance transactions.

Treasury and Money Market: The revenue generated by this segment relates to the management of our liquidity and net positions subject to market risks. This segment also includes the results of our securities portfolio, our derivatives positions and currency trading.

Operations through subsidiaries: This segment includes all companies controlled by us whose results are obtained individually by the respective company. As of December 31, 2019, this business segment consisted of:

●	Banchile Administradora General de Fondos S.A.;

●	Banchile Asesoría Financiera S.A.;

●	Banchile Corredores de Seguros Ltda.;

●	Banchile Corredores de Bolsa S.A.;

●	Banchile Securitizadora S.A.; and

●	Socofin S.A.

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

The financial information used to measure the performance of our business segments is not necessarily comparable with similar information from other financial institutions because it is based on our internal reporting policies. The accounting policies used to prepare our operating segment information are similar to those described in Note 2(ab) to our audited consolidated financial statements as of and for the year ended December 31, 2019 appearing elsewhere in this annual report, except as noted below:

●	The net interest margin of loans and deposits is measured on an individual transaction basis, due to the difference between the effective individual transaction rate and our related fund transfer price in terms of maturity, re-pricing and currency.

●	The results associated with gap management (interest rate and currency mismatches) are allocated to the business segments in proportion to the loans and demand deposits managed by each segment.

●	For purposes of allocating the effect of funding through capital and reserves, the internal performance profitability system considers capital allocation in each segment in accordance with Basel guidelines.

●	In addition to direct costs (consisting mainly of labor and administrative expenses of the business segments), we allocate all of our direct and indirect operating costs of back office and support units to each business segment by utilizing the most relevant business driver to assign such costs to a specific segment.

●	We apply Chilean GAAP, as required by the CMF, when measuring and recording allowances for loan losses, assets received in lieu of payments, minimum dividend allowances and other minor items for internal reporting purposes. These accounting principles differ in certain respects from IFRS. A description of these differences is presented below under “Item 5. Operating and Financial Review and Prospects—Operating Results—Summary of Differences between Internal Reporting Policies and IFRS.”

Net Income by Business Segment

The following table sets forth income before income tax by business segment in accordance with our internal reporting policies for each of the years ended December 31, 2017, 2018 and 2019:

	For the Year Ended December 31,						% Increase (Decrease)
	2017		2018		2019		2017/2018	2018/2019
	(in millions of Ch$, except percentages)
BANK’S INTERNAL REPORTING POLICIES:
Retail banking	Ch$	346,353	Ch$	325,572	Ch$	363,428	(6.0)%	11.6%
Wholesale banking		265,120		311,017		298,748	17.3	(3.9)
Treasury and Money Market		25,798		53,101		17,824	105.8	(66.4)
Subsidiaries		53,776		61,714		82,692	14.8	34.0
Other		–		–		–	–
Income before Income tax	Ch$	691,047	Ch$	751,404	Ch$	762,692	8.7%	1.5%

Retail Banking

2018 and 2019. Our retail banking segment recorded income before income tax of Ch$363,428 million in 2019, which represented an 11.6% annual increase when compared to the Ch$325,572 million recorded in 2018.

This annual increase was mainly attributable to an annual increase of 11.5% or Ch$138,559 million in operating revenues, which, in turn, was mainly the consequence of:

●	An annual increase of 46.3%, or Ch$85,519 million, in net fees and commissions, which was principally explained by: (i) higher fee-income from insurance brokerage related to both recurrent business growth of nearly 17.2% in gross written premiums and approximately Ch$29,900 million in fees received from the partnership we entered into with Chubb Limited through its local subsidiaries for life and non-life insurance products, and (ii) an annual increase in fees and commissions from transactional services used by the segment’s customers, mostly related to transactions carried out with credit cards, debit cards and ATMs.

●	An increase of 6.0%, or approximately Ch$10,020 million, in income from loans primarily due to an 11.0% increase in average loans to customers, in conjunction with slightly lower lending spreads, which in turn was a trend in all lending products.

●	An annual increase of approximately Ch$2,883 million or 8.4% in the contribution of demand deposits managed by this segment to our funding cost, in light of the 9.9% annual increase in average balances that more than offset the effect of lower nominal interest rates.

The annual increase in operating revenues was partially offset by:

●	An increase of 9.3%, approximately Ch$54,853 million, in operating expenses. On the one hand this increase was attributable to higher personnel expenses due to: (i) higher severance payments as a consequence of organizational restructuring that we have carried out in order to adapt the corporation to the digital transformation process, (ii) a special bonus granted to part of the staff due to their commitment to the Bank and our customers during the social unrest, amounting to approximately Ch$5,453 million for the Bank as a whole, and (iii) higher salaries due to the recognition of inflation effect as agreed with our unions. In addition, the segment also posted higher administrative expenses due to: (i) an annual increase in maintenance expenses from repairs for damage to our branches and ATMs caused by the social turmoil, and (ii) higher IT and communication expenses related to developments and improvements to some business platforms, given our digital transformation strategy.

●	An increase of approximately 15.9%, or Ch$45,587 million, in the provisions for loan losses of the segment. Even though approximately Ch$33,096 million of the increase is attributable to loan growth, in line with an 11.0% increase in average balances, the segment’s risk expenses were also affected by higher provisioning owed to the social turmoil in Chile at the end of 2019, which resulted in higher total past-due loans (loans past-due less or more than 90 days) and, accordingly, higher provisions. Thus, provisioning due to deterioration more than offset the high comparison base of 2018 driven by the one-time impact of approximately Ch$38,700 million due to the implementation of new group-based risk models under internal reporting policies.

2017 and 2018. Our retail banking segment recorded income before income tax of Ch$325,572 million in 2018, which represented a 6.0% annual decrease when compared to the Ch$346,353 million recorded in 2017. The annual decrease in income before income tax was mainly attributable to:

●	A 12.2%, or approximately Ch$31,307 million, annual increase in risk expenses attributable primarily to a one-time impact of approximately Ch$38,700 million due to the implementation of new group-based risk models under internal reporting policies. This update had to do with changes in the calculation of both probability of default and loss given default metrics pursuant to new guidelines and methodologies we developed in order to address local and international best practices on risk matters.

●	A 10.4%, or approximately Ch$55,644 million, annual increase in operating expenses. This increase was primarily due to higher personnel expenses due to the non-recurrent effect of the completion of the collective bargaining process carried out in 2018, which translated into a total extraordinary disbursement of approximately Ch$24,889 million for us as a whole in 2018, partially allocated to this segment. In addition, this segment also recorded higher administrative expenses given by risk modeling external advisory, higher costs related to the early termination of formerly outsourced sales force and IT developments associated with the new CRM system, the corporate digital transformation project and further costs linked to improved cybersecurity architecture and capabilities.

This decrease was partially offset by an increase of approximately 5.9%, or Ch$66,322 million, in operating revenues, mainly due to:

●	An annual increase in non-customer income primarily attributable to the positive effect of higher inflation on our UF net asset exposure (inflation-indexed) that translated into approximately Ch$70,845 million of further revenues for us as a whole, which was partially allocated to the retail banking segment. The total effect was primarily the consequence of: (i) an annual increase in the inflation (measured as UF variation), which increased from 1.7% in 2017 to 2.9% in 2018, and (ii) an increase in the average UF net asset exposure managed by us.

●	An annual increase in customer income, as a result of: (i) an increase of approximately 2.8%, or Ch$18,261 million, in income from loans, driven by both an annual expansion of 7.7% in average balances managed by this segment and a slight decrease in lending spreads, (ii) an annual increase of 7.4% in average balances of demand deposits together with an increase in both local and foreign currency nominal interest rates, which together resulted in a 9.3%, or Ch$11,588 million, increase in the contribution from these deposits, (iii) an increase of approximately 20.8% income from sales of foreign currency and forward contracts with retail customers.

Wholesale Banking

2018 and 2019. Our wholesale banking segment recorded a 3.9%, or Ch$12,269 million, annual decrease in income before income tax, from Ch$311,017 million in 2018 to Ch$298,748 million in 2019.

This annual decrease was mainly due to an annual increase of approximately Ch$20,093 million in provisions for loan losses, which in turn was mainly the result of higher loan loss allowances following the effect of the social unrest on the economic activity for the country and the business activity for some middle market and larger companies that experienced deterioration in their financial condition. We increased allowances in order to reflect this situation.

This was partially offset by higher operating revenues of approximately 1.7%, or Ch$7,944 million, in 2019 as compared to 2018, mainly due to an increase in customer income attributable to:

●	Higher revenues from sales of derivatives and foreign exchange spot to the segment’s customers by approximately Ch$7,200 million, given a higher penetration of certain subsegments, as well as the settlement of specific transactions related to derivatives structuring. Also, the volatility observed in foreign exchange markets resulted in increased demand for forwards in order to managed foreign exchange risk.

●	An annual increase of approximately Ch$2,323 million or 8.9% in the contribution of demand deposits held by the segment´s customers, primarily due to an expansion of approximately 5.8% in average balances.

●	An annual increase of approximately Ch$1,256 million or 4.1% in income from loans primarily as a result of a 5.9% increase in average loans managed by the segment and a slight decrease in lending spreads, amid a scenario of historically low interest rates.

2017 and 2018. Our wholesale banking segment recorded a 17.3% annual increase in income before income tax, from Ch$265,120 million in 2017 to Ch$311,017 million in 2018. The annual increase of approximately Ch$45,897 million in income before income tax was mainly the result of:

●	An increase in customer income, particularly attributable to a 16.0%, or approximately Ch$14,340 million, annual increase in the contribution of demand deposits. This increase had to with the upward trend shown by interest rates, particularly for deposits denominated in foreign currency.

●	A positive exchange rate effect on the U.S. dollar asset position that hedges the segment’s exposure to U.S. dollar-denominated loan loss allowances (related to U.S. dollar-denominated loans). Given the sharp depreciation of the Chilean peso against the U.S. dollar in 2018 (12.7%) as compared to the sharp appreciation that occurred in 2017 (8.2%), the segment recorded a net annual benefit of approximately Ch$19,419 million in revenues.

●	An annual increase in net interest income attributable to the positive effect of higher inflation on our UF net asset exposure (inflation-indexed) that translated into approximately Ch$70,845 million of further revenues for us as a whole, which was partially allocated to the wholesale banking segment. The total effect was primarily the consequence of (x) an annual increase in inflation (measured as UF variation), which increased from 1.7% in 2017 to 2.9% in 2018 and (y) an increase in the average UF net asset exposure managed by us.

This increase was partially offset by:

●	An increase of 71.8%, or approximately Ch$15,374 million in provisions for loan losses, primarily as a result of the negative effect the 12.7% Chilean peso depreciation had on loan loss allowances linked to U.S. dollar-denominated loans, which led allowances to increase when converted to Chilean pesos. This effect was partially offset by a net credit quality improvement given an enhanced financial condition of certain customers and moderate loan growth.

●	A decrease of approximately Ch$5,220 million or 4.1% in income from loans largely attributable to a moderate 0.7% decrease in average balances, since the rebound in the segment’s lending business did not take place until the end of the year.

Treasury and Money Market

2018 and 2019. Our Treasury and Money Market segment posted income before income tax of Ch$17,824 million in 2019, representing a 66.4% or Ch$35,277 million annual decrease when compared to the Ch$53,101 million recorded in 2018.

The decline in income before income tax was largely explained by a 60.7% or Ch$34,867 million decrease in operating revenues from Ch$57,485 million in 2018 to Ch$22,618 million in 2019. The annual change in operating revenues was mainly the consequence of:

●	A negative impact of approximately Ch$35,275 million in Counterparty Value Adjustment for derivatives in 2019 as compared to 2018. This was the result of a positive adjustment in 2018 of approximately 23,503 million related to the beginning of recognition of Debit Value Adjustment under internal reporting policies, which compares to a negative adjustment of approximately Ch$11,772 million in 2019.

●	Decreased revenues from financial instruments measured at fair value through other comprehensive income and trading securities managed by our debt securities desk of approximately Ch$5,400 million, primarily attributable to a decrease in results from an off-shore available-for-sale securities portfolio, giving unfavorable cumulative fair value adjustments.

These factors were partially offset by an improved performance of our trading desk, which manages asset and liability positions through fixed-income securities and derivatives, along with our entire foreign exchange exposure. In 2019, the trading desk benefited from a proactive strategy by taking advantage of increased volatility in the local market in terms of both interest rates and foreign exchange by the end of the year, leading to higher revenues of approximately Ch$6,470 million in 2019 as compared to 2018.

2017 and 2018. Our Treasury and Money Market segment posted income before income tax of Ch$53,101 million in 2018, representing a 105.8% annual increase when compared to the Ch$25,798 million recorded in 2017. This increase was largely explained by an 86.3% increase in operating revenues from Ch$30,853 million in 2017 to Ch$57,485 million in 2018. This annual increase was mainly the result of:

●	The impact of a positive Counterparty Value Adjustment for derivatives of Ch$23,503 million in 2018 as compared to the Ch$12,925 million reported in 2017. This increase is mostly explained by the beginning of recognition of Debit Value Adjustment under internal reporting policies (in a similar fashion to IFRS).

●	An increase in revenues from the management of our trading portfolio, which is mainly focused on derivatives and the management of our FX position. Based on favorable shifts in interest rates and cross-border spreads in 2018 as compared to 2017, as well as a more proactive administration of our FX position, our treasury managed to record an annual increase in revenues of approximately Ch$3,206 million.

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

Operations through Subsidiaries

2018 and 2019. Our subsidiaries recorded income before income tax of Ch$82,692 million for the year ended December 31, 2019, which was 34.0%, or Ch$20,978 million, above the Ch$61,714 million reached in 2018. The main underlying reasons for this annual increase were:

●	An annual increase of 71.0%, or approximately Ch$17,604 million, in income before income tax of our Securities Brokerage subsidiary, primarily due to an increase of Ch$20,614 million in revenues from its fixed-income portfolio following the decreases in nominal and real interest rates. This effect was, to some extent, offset by an annual increase of approximately Ch$4,695 million in operating expenses, which was largely attributable to higher personnel expenses, and, to a lesser extent, by a collective bargaining process carried out by that subsidiary and its unions that was completed with a special bonus.

●	An increase of 16.2%, or approximately Ch$4,461 million in the income before income tax of our Mutual Funds management subsidiary. This increase was mainly attributable to an advance in fee-based income, related to both an annual expansion of 10.0% in the amount of assets under management and, to a lesser extent, revised pricing for certain products offered to customers.

These factors were partly offset by an annual decrease of Ch$775 million in income before income tax of our Investment Banking subsidiary, mainly as a result of lower fees associated with a deceleration in activities related to mergers and acquisitions and IPOs in which the company participated during the year. Similarly, our Collection Services subsidiary (Socofin) recorded a decrease of approximately Ch$515 million in income before income tax, mainly due to lower fees and commissions.

2017 and 2018. Our subsidiaries recorded income before income tax of Ch$61,714 million for the year ended December 31, 2018, which was 14.8% above the Ch$53,776 million reported in 2017. The main drivers supporting this performance were:

●	A 31.7%, or Ch$6,003 million, increase in income before income tax generated by our securities brokerage subsidiary from Ch$18,906 million in 2017 to Ch$24,808 million in 2018. This increase was largely the result of an increase in operating revenues, since the subsidiary participated in most of the main transactions carried out in the local stock market including both IPOs and secondary offerings, which is reflected in a 76.8% annual increase in stock trading turnover managed by the subsidiary.

●	A 9.8%, or Ch$2,466 million, increase in income before income tax generated by our mutual funds subsidiary in 2018 as compared to 2017. The increase was largely attributable to portfolio rebalancing towards equity rather than fixed-income instruments (explaining 7.1% of the annual increase).

These increases were partially offset by lower income before income tax from our investment banking and our insurance brokerage subsidiaries, which together recorded a decrease of approximately Ch$497 million in income before income tax, in each case due to higher operating expenses rather than a decrease in operating revenues. This trend in operating expenses was to some degree explained by the development of internal IT projects, particularly in the case of our insurance brokerage subsidiary.

Summary of Differences between Internal Reporting Policies and IFRS

We prepare our business segments’ financial information in accordance with our internal reporting policies, which differ in certain significant aspects from IFRS. The following table sets forth net income and equity for the years ended December 31, 2017, 2018 and 2019 in accordance with our internal reporting policies and under IFRS:

	Year Ended December 31,
	2017		2018 (1)		2019
	(in millions of Ch$)
Income before income tax (Internal Reporting Policies)	Ch$	691,047	Ch$	751,404	Ch$	762,692
Reconciliation to IFRS		(3,605)		11,998		14,714
Income before income tax (IFRS)		687,442		763,402		777,406
Net income (Internal Reporting Policies)		576,013		594,873		593,009
Reconciliation to IFRS		(3,932)		8,761		10,736
Net income (IFRS)		572,081		603,634		603,745
Equity (Internal Reporting Policies)		3,105,715		3,304,153		3,528,223
Reconciliation to IFRS		439,633		369,563		377,538
Equity (IFRS)	Ch$	3,545,348	Ch$	3,673,716	Ch$	3,905,761

(1)	IFRS 9 replaced IAS 39 for financial statements from January 1, 2018 onwards and includes new classification and measurement requirements for financial assets and liabilities, impairment requirements for financial assets and hedge accounting policy. The application of this standard as of January 1, 2018 had an impact on our consolidated financial statements at that date, as appearing in Note 5 “Transition Disclosures” to our audited consolidated financial statements for the year ended December 31, 2018, appearing in the 2018 20-F filed on April 26, 2019.

Some differences exist between our net income and equity as determined in accordance with our internal reporting policies, which are used for management reporting purposes, as presented in the segment information, and our net income and equity as determined under IFRS, as presented in our consolidated financial statements.

The most significant differences are as follows:

For internal reporting purposes, allowances for loan losses are calculated based on specific guidelines set by the CMF based on an expected losses approach. Under IFRS 9 “Financial instruments” allowances for loan losses are calculated based on the “expected credit loss” model. And according to internal reporting policies, we record additional allowances related to estimated losses not yet incurred, whereas under IFRS these expected losses may not be recognized. As a result of these accounting policies differences, our net income under IFRS was Ch$10,033 million, Ch$30,349 million and Ch$16,067 million higher than our internally reported net income in 2017, 2018 and 2019, respectively. The impact on equity was Ch$337,884 million, Ch$276,487 and Ch$292,554 million in 2017, 2018 and 2019, respectively.

Under our internal reporting policies, our merger with Citibank Chile was accounted for under the pooling of interest method, while under IFRS, and for external financial reporting purposes, the merger of the two banks was accounted for as a business combination in which we were the acquirer as required by IFRS 3 “Business Combinations.”  Under IFRS 3, we recognized all acquired net assets at fair value as determined at the acquisition date, as well as the goodwill resulting from the purchase price consideration in excess of net assets recognized. These accounting policy differences did not lead to a difference for 2019 and 2018 (Ch$2,285 million lower than our internally reported net income in 2017). In addition, the impact on equity was Ch$33,410 million in 2017, 2018 and 2019.

For internal reporting purposes, assets received in lieu of payments are measured at historical cost or fair value, less cost to sell, if lower, on a portfolio basis and written off if not sold after a certain period of time in accordance with specific guidelines established by the CMF.  Under IFRS, these assets are deemed non-current assets held for sale and their accounting treatment is set by IFRS 5 “Non-Current Assets Held for Sale and Discontinued Operations.”  In accordance with IFRS 5 these assets are measured at historical cost or fair value, less cost to sell, if lower.  Accordingly, under IFRS these assets are not written off unless they were impaired. As a result of this accounting policy difference, our net income was Ch$2,956 million and Ch$940 million higher than our internally reported net income in 2017 and 2018, respectively, and Ch$915 million lower than our internally reported net income in 2019.  The impact on equity was Ch$5,028 million, Ch$5,968 million and Ch$5,053 million in 2017, 2018 and 2019, respectively.

All of the aforementioned differences had an impact on deferred taxes, which resulted in net income under IFRS that was Ch$327 million, Ch$3,237 million and Ch$3,978 million lower than our internally reported net income in 2017, 2018 and 2019, respectively. The impact on equity was Ch$106,135, Ch$87,029 and Ch$86,629 million in 2017, 2018 and 2019, respectively.

 Chilean banks are required to distribute at least 30% of their net income to shareholders unless the shareholders unanimously approve the retention of profits. A bank may, however, be prohibited from distributing to shareholders even this 30% of its net income if such distribution would cause the bank to violate certain statutory capital requirements.  In accordance with internal reporting policies, in 2019 we record a minimum dividend allowance of at least 70% of the period’s distributable net income, as permitted by the CMF.  During 2017, 2018 and 2019, the Bank recorded minimum dividend allowances of Ch$312,907 million, Ch$305,409 million and Ch$300,461, respectively.  Under IFRS, only the portion of dividends that is required to be distributed by Chilean Law must be recorded, i.e., 30% as required by Chilean Corporations Law. This accounting difference does not lead to differences in net income. However, given this adjustment, the equity under IFRS was Ch$140,103 million, Ch$126,947 million and Ch$122,559 higher than our internally reported equity in 2017, 2018 and 2019, respectively.

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

Liquidity risk can be broken down into two types of risks: trading liquidity risk and funding liquidity risk. Trading liquidity risk deals with the inability to decrease cash positions (bonds, loans, etc.) and/or offset price risks generated by derivatives transactions and funding liquidity risk is related to the our inability to raise funds. Both risks can lead to potentially adverse scenarios that might make the Bank unable to meet its payment obligations and/or potential payment obligations when they become due.

These two risks are jointly managed but by utilizing different tools, as detailed below.

Trading Liquidity Risk Management

Holding a stake of debt instruments with deep secondary markets ensures trading liquidity. Central Bank and government instruments and short-term banks’ time deposits show these characteristics. These kinds of instruments are held in our trading portfolio and comprise some portion of our portfolio of financial instruments measured at fair value through other comprehensive income. In addition, mortgage bonds issued by banks resident in Chile and corporate bonds are also part of our portfolio of financial instruments measured at fair value through other comprehensive income.

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

In addition to our own metrics in place to monitor liquidity, the Central Bank and the CMF have established regulations regarding liquidity, which include: minimum reserve requirements for deposits, minimum “technical” reserve requirements and maximum expected outflows for the following 30 and 90 days.

The Central Bank has established a minimum reserve of 9.0% for demand deposits and 3.6% for time deposits. The reserve requirement must be complied with separately by currency (Chilean Peso and foreign currencies).

In addition, we are subject to a “technical” reserve requirement applicable to all banks that operate in Chile. The daily balance of deposits and obligations payable on demand, except for obligations with other banks, may not exceed 2.5 times the amount of the bank’s Regulatory Capital. Following the implementation of Basel III in Chile, systemically important banks could bear stricter requirements in terms of “technical” reserves, since the threshold could decrease to 1.5 times the bank’s Regulatory Capital. For more information, see “Item 3. Key Information—Risk Factors— Modifications to reserve requirements may affect our growth capacity and margins” and “Item 4. Information on the Company—Regulation and Supervision—Reserve Requirements.”

Deposits and obligations payable on demand include:

●	deposits in current accounts;

●	other demand deposits or obligations payable on demand and incurred in the ordinary course of business;

●	savings deposits that allow unconditional withdrawals that bear a stated maturity; and

●	other deposits unconditionally payable immediately.

Chilean banks are not required, however, to maintain the minimum reserves referred to above for deposits and obligations subject to this “technical” reserve.

Chilean regulations also require that the expected outflows within the following 30 days not exceed the amount of a bank’s Basic Capital (or Common Equity Tier 1 capital) and the expected outflows within the following 90 days not exceed twice the amount of a bank’s Basic Capital. Expected outflows may include behavioral assumptions and they have to be computed separately by currency. This report is called the C46 index. Furthermore, in March 2016 the Chilean regulator began to require C47 and C48 reports. The C47 report focuses on liabilities analysis from a concentration, maturity and renewal perspectives. On the other hand, the C48 report gauges Liquidity Coverage Ratio (“LCR”) and Net Stable Funding Ratio (“NSFR”). In October 2018, the CMF established a new report on liquidity matters (C49) intended to refine the measurement of LCR and NSFR as defined by the current C48 report. The C49 report began to be submitted in parallel with the C48 report on April 4, 2019. Although the C49 report is expected to replace the C48 report, there is no certainty as to when it may happen.

For the year ended December 31, 2019, there was a regulatory limit of 60% for LCR, which will increase ten percentage points per year until reaching 100% in 2023. No regulatory limit has been defined for NSFR.

As of December 31, 2019 we fully complied the liquidity risk regulatory limits..

For more information on liquidity risk regulations, see “Item 4. Information on the Company—Regulation and Supervision— Liquidity Risk Regulations.” Also, for recent measures adopted by the Central Bank in view of the COVID-19, impacting liquidity risk management of banks, see “Item 5. Operating and Financial Review and Prospects—Recent Developments.”

We supplement regulatory reports and metrics with internally-developed reports that are aimed at providing us with a broader perspective on liquidity matters. The market access report, the liquidity duffer, intraday liquidity and liquidity ratios, are the main internal reports we use in order to monitor liquidity while establishing internal alerts and triggers for decision making. For more information see Note 42(3) to our audited consolidated financial statements.

Mandatory metrics requested by the CMF and internal metrics developed by us utilizing internal models are prepared on a daily basis by the Financial Control & Treasury Area, which reports to the CFO. These reports are submitted on a daily basis to the Market Risk Area and the Treasury Division, which are in charge of overseeing and managing our liquidity, respectively. The Finance, International and Market Risk Committee also monitors these metrics on a monthly basis.

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

		For the Year Ended December 31,
		2017		2018		2019
IFRS:		(in millions of Ch$)
Net cash provided by (used in) operating activities	Ch$	872,563	Ch$	(1,334,745)	Ch$	1,388,971

2018 and 2019. Net cash provided by operating activities recorded a reversal in 2019 from a from a net outflow of Ch$1,334,745 million in 2018 to a net inflow of Ch$1,388,971 million in 2019. The annual change of Ch$2,723,716 million was mainly the result of: (i) an annual decrease of Ch$1,432,564 million in net outflow of loans granted to customers and banks during the year, mainly attributable to lower demand for loans, in light of the general economic slowdown and, in particular, due to the impact of the social unrest in Chile at the end of 2019, which resulted in lower demand for financing and more restricted credit conditions, (ii) an annual increase of Ch$1,070,319 million in net inflow related to demand deposits balances, which is the result of both our customer-oriented strategy and also a flight-to-quality effect after the social turmoil, demonstrating customers’ confidence to save their funds with us, and (iii) an annual decrease of Ch$270,459 million in net outflow associated with investment in assets held-for-trading, mainly due to reduced exposures held in the trading portfolio given the prevailing interest rate scenario during part of the year, low inflation and lack of chances to benefit from significant gains from marking-to-market. These factors were partially offset by an annual decrease of Ch$394,881 million in the net inflow of saving accounts and time deposits, which reflects the lack of incentives for customers to invest in these kinds of instruments in a scenario of low nominal interest rates and negative real interest rates.

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

		For the Year Ended December 31,
		2017		2018		2019
IFRS:		(in millions of Ch$)
Net cash provided by (used in) investing activities	Ch$	(1,183,663)	Ch$	416,534	Ch$	(396,741)

2018 and 2019. We experienced a reversal in our investing cash flows from a net inflow of Ch$416,534 million in 2018 to a net outflow of Ch$396,741 million in 2019. This reversal of Ch$813,275 million was primarily attributable to a change in the outflows related to a net increase in balances of financial assets measured at fair value through other comprehensive income of approximately Ch$765,235 million in 2019 as compared to 2018. This increase was in turn principally due to higher balances of fixed-income assets issued by local banks, mostly composed of time deposits, which were acquired for liquidity management purposes.

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

		For the Year Ended December 31,
		2017		2018		2019
IFRS:		(in millions of Ch$)
Net cash (used in) provided by financing activities	Ch$	132,662	Ch$	644,970	Ch$	802,439

2018 and 2019. The net cash provided by financing activities increased by Ch$157,469 million from a net inflow of Ch$644,970 million in 2018 to a net inflow of Ch$512,308 million in 2019. This net annual increase in cash provided by financing activities was primarily caused by: (i) an annual increase of approximately Ch$463,896 million in the net inflow from long-term bonds issuances, which was related to placements in Chile and abroad in order to finance our balance sheet growth and also to bolster our capital adequacy by means of the issuance of approximately Ch$215,357 million in subordinated bonds, given the favorable interest rates environment, (ii) net inflow related to other financial obligations increasing Ch$51,417 million in 2019 as compared to 2018, and (iii) a decrease in the net outflow associated with dividends paid to shareholders in 2019 of approximately Ch$17,768 million. These factors were partially offset by: (i) a decrease of approximately Ch$275,880 in the net inflow of borrowings from financial institutions, based on more constrained credit conditions from those funding sources that made them less attractive in comparison with public bonds in Chile and abroad, and (ii) an increase of Ch$110,340 million in cash outflow associated with our redemption of bond issuances.

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

Borrowings

The following table presents the maturities of each borrowing category for the indicated year.

	As of December 31, 2017						As of December 31, 2018						As of December 31, 2019
	Long-term		Short-term		Total		Long-term		Short-term		Total		Long-term		Short-term		Total
IFRS:	(in millions of Ch$)
Borrowings from financial institutions:
Central Bank credit lines for renegotiation of loans	Ch$	–	Ch$	1	Ch$	1	Ch$	–	Ch$	–	Ch$	–	Ch$	–	Ch$	–	Ch$	–
Other borrowings from the Central Bank		–		–		–		–		–		–		–		–		–
Borrowings from domestic financial institutions		–		1,100		1,100		–		7,375		7,375		–		6,214		6,214
Borrowings from foreign institutions		74,002		1,119,925		1,193,927		79,297		1,430,087		1,509,384		94,307		1,462,756		1,557,063
Debt issued:
Bonds		4,752,587		759,277		5,511,864		5,587,659		932,611		6,520,270		6,863,522		756,526		7,620,048
Commercial papers (short-term bonds)		–		257,470		257,470		–		252,720		252,720		–		292,573		292,573
Subordinated bonds		644,684		51,533		696,217		634,819		51,375		686,194		768,461		121,434		889,895
Mortgage finance bonds		15,016		8,408		23,424		9,717		6,651		16,368		5,962		4,936		10,898
Other financial obligations		17,665		119,498		137,163		6,990		111,024		118,014		7,854		148,375		156,229
Total other interest bearing liabilities	Ch$	5,503,954	Ch$	2,317,212	Ch$	7,821,166	Ch$	6,318,482	Ch$	2,791,843	Ch$	9,110,325	Ch$	7,740,106	Ch$	2,792,814	Ch$	10,532,920

The Bank was in material compliance with all of its debt instruments during 2017, 2018 and 2019.

Central Bank Borrowings

Central Bank borrowings include credit lines for the renegotiation of loans and other borrowings. The Central Bank provided credit lines for the renegotiation of mortgage loans due to the need to refinance debts as a result of the economic recession and crisis of the Chilean banking system from 1982 to 1985. These credit lines are linked to the UF index and carry real interest rates. As of December 31, 2019, we had no outstanding balances of Central Bank Borrowings in our balance sheet.

Borrowings from Domestic Financial Institutions

Borrowings from domestic financial institutions are generally used to fund our general operations. As of December 31, 2019, borrowings from domestic financial institutions amounted to approximately Ch$6,214 million. As of the same date, borrowings from domestic financial institutions had the following maturity profile:

As of December 31, 2019
IFRS:		(in millions of Ch$)
Due within 1 year	Ch$	6,214
Due after 1 year but within 2 years		–
Due after 2 years but within 3 years		–
Due after 3 years but within 4 years		–
Due after 4 years but within 5 years		–
Due after 5 years		–
Total domestic borrowings	Ch$	6,214

Borrowings from Foreign Financial Institutions

We have short- and long-term borrowings from foreign banks. These loans are denominated in foreign currency and are used to fund our foreign trade loans and carried an average nominal interest rate of 2.78% in the year ended December 31, 2019. The outstanding maturities of these borrowings as of December 31, 2019 were, as follows:

	As of December 31, 2019
IFRS:	(in millions of Ch$)
Due within 1 year	Ch$	1,462,756
Due after 1 year but within 2 years		94,307
Due after 2 years but within 3 years		–
Due after 3 years but within 4 years		–
Due after 4 years but within 5 years		–
Due after 5 years		–
Total foreign borrowings	Ch$	1,557,063

Senior Long-Term Bonds

Our bonds are primarily denominated in local currency, mainly in UF (CLF), and, to a lesser extent, in foreign currencies, including Swiss francs (CHF), Hong Kong dollar (HKD), Japanese Yen (JPY), U.S. Dollar (USD), Australian Dollar (AUD), Norwegian Krone (NOK), Peruvian Sol (PEN), and Euros (EUR).

As of December 31, 2019, bonds denominated in local currency, with semi-annual interest and principal, accounted for Ch$6,153,816 million, of which Ch$6,133,612 million were denominated in UF and Ch$20,204 million were denominated in Chilean pesos. Bonds denominated in UF carried a weighted average annual interest rate of 2.47% while bonds denominated in Chilean pesos bore a weighted average annual interest rate of 3.95%. As of the same date, bonds denominated in foreign currency, most of them with annual interest and principal payments, amounted to Ch$1,466,232 million and carried an average annual interest rate of 2.46% (excluding the effect of exchange rate adjustments). In general, long-term bonds, denominated in both local and foreign currency, are intended to finance loans that had a maturity of more than one year.

The maturities of bonds denominated in local currency (Ch$ or UF) as of December 31, 2019 were:

	As of December 31, 2019
IFRS:	(in millions of Ch$)
Due within 1 year	Ch$	456,508
Due after 1 year but within 2 years		692,059
Due after 2 years but within 3 years		663,910
Due after 3 years but within 4 years		806,809
Due after 4 years but within 5 years		664,674
Due after 5 years		2,869,856
Total bonds	Ch$	6,153,816

During 2019 we issued bonds denominated in UF for an amount equivalent to Ch$1,142,323 million at a weighted average real interest rate of 0.82% and an average tenor of approximately seven years.

We did not carry out any issuance of long-term bonds denominated in Chilean pesos during 2019.

The maturities of bonds denominated in foreign currency as of December 31, 2019 were:

	As of December 31, 2019
IFRS:	(in millions of Ch$)
Due within 1 year	Ch$	300,018
Due after 1 year but within 2 years		69,566
Due after 2 years but within 3 years		34,783
Due after 3 years but within 4 years		157,982
Due after 4 years but within 5 years		117,280
Due after 5 years		786,603
Total bonds	Ch$	1,466,232

During 2019 we issued bonds denominated in foreign currency for an amount equivalent to Ch$323,083 million at a weighted average interest rate of 2.82% and a weighted average tenor of approximately 15 years.

Commercial paper

Our commercial paper is denominated in U.S. dollars and carried an average annual interest rate of 2.51% as of December 31, 2019. This average rate does not include the effect of exchange rate adjustments.

The maturities of our commercial paper as of December 31, 2019 were:

As of December 31, 2019
IFRS:	(in millions of Ch$)
Due within 1 year	Ch$	292,573
Due after 1 year but within 2 years		–
Due after 2 years but within 3 years		–
Due after 3 years but within 4 years		–
Due after 4 years but within 5 years		–
Due after 5 years		–
Total bonds	Ch$	292,573

During 2019 we issued commercial paper in an amount of Ch$944,413 million, bearing an average interest rate of approximately 2.40%.

Subordinated Bonds

As of December 31, 2019, our outstanding subordinated bonds were denominated in UF. Payments of interests and principal are generally due on a semiannual basis and the discount on the issuance is amortized over the life of the bond. As of December 31, 2019, we had an outstanding balance of Ch$889,895 million in subordinated bonds, bearing an effective weighted average real interest rate of 3.78% taking into consideration the discount at issuance.

Subordinated bonds are also intended to finance loans having a maturity of more than one year. As of December 31, 2019, the maturities of subordinated bonds were:

	As of December 31, 2019
	(in millions of Ch$)
IFRS:
Due within 1 year	Ch$	121,434
Due after 1 year but within 2 years		20,271
Due after 2 years but within 3 years		18,254
Due after 3 years but within 4 years		10,334
Due after 4 years but within 5 years		7,917
Due after 5 years		711,685
Total subordinated bonds	Ch$	889,895

During 2019 we issued subordinated bonds denominated in UF for an amount of approximately Ch$215,357 million with a weighted average tenor of approximately 23 years and a weighted average annual real interest rate of 1.02%.

Mortgage Finance Bonds

Mortgage finance bonds are used to finance the granting of mortgage loans. The outstanding principal amounts of the bonds are amortized on a quarterly basis. The range of maturities of these bonds is between five and 30 years. The bonds are linked to the UF index and carried a weighted average annual interest rate of 4.21% as of December 31, 2019.

The maturities of mortgage finance bonds as of December 31, 2019 were:

	As of December 31, 2019
IFRS:	(in millions of Ch$)
Due within 1 year	Ch$	4,936
Due after 1 year but within 2 years		2,286
Due after 2 years but within 3 years		1,582
Due after 3 years but within 4 years		880
Due after 4 years but within 5 years		699
Due after 5 years		515
Total mortgage finance bonds	Ch$	10,898

During 2019, we did not carry out any issuance of mortgage finance bonds.

Other Financial Obligations

The maturities of other financial obligations as of December 31, 2017, 2018 and 2019 were as follows:

	As of December 31,
	2017		2018		2019
IFRS:	(in millions of Ch$)
Other long-term obligations:
Obligations with Chilean Government	Ch$	17,665	Ch$	6,990	Ch$	7,854
Total other long-term obligations		17,665		6,990		7,854
Other short-term obligations		119,498		111,024		148,375
Total other obligations	Ch$	137,163	Ch$	118,014	Ch$	156,229

As of December 31, 2019, other financial obligations had the following maturities:

	As of December 31, 2019
	(in millions of Ch$)
IFRS:
Due within 1 year	Ch$	148,375
Due after 1 year but within 2 years		4,241
Due after 2 years but within 3 years		2,142
Due after 3 years but within 4 years		1,149
Due after 4 years but within 5 years		322
Due after 5 years		-
Total other obligations	Ch$	156,229

Asset and Liability Management

Our asset and liability management policy is to maximize net interest income, return on assets and average equity in light of interest rate, liquidity and foreign exchange risks, within the limits of Chilean banking regulations and our internal risk management policies. Subject to these constraints, we may from time to time take mismatched positions as to interest rates or, in certain limited circumstances, foreign currencies when justified, in our view, by market conditions and prospects, and subject to our asset and liability management policies. Our board of directors determines our asset and liability policies. See Note 42 to our audited consolidated financial statements as of and for the year ended December 31, 2019 appearing elsewhere in this annual report.

Funding

The following table sets forth our average daily balance of liabilities for the years ended December 31, 2017, 2018 and 2019 in each case together with the related average nominal interest rates paid thereon:

	Year Ended December 31,
	2017				2018				2019
	Average Balance		% of Total Liabilities	Average Nominal Rate	Average Balance		% of Total Liabilities	Average Nominal Rate	Average Balance		% of Total Liabilities	Average Nominal Rate
IFRS:	(in millions of CH$, except percentages)
Current accounts and demand deposits	Ch$	8,174,198	28.7%	—%	Ch$	8,910,601	29.1%	—%	Ch$	9,716,000	28.6%	—%
Savings accounts and time deposits		10,323,872	36.3	3.46		10,504,594	34.3	2.73		10,924,373	32.1	2.76
Borrowings from financial institutions		1,154,331	4.1	1.67		1,190,348	3.9	2.46		1,546,639	4.5	2.82
Debt issued		6,484,993	22.8	4.14		7,003,261	22.9	5.03		8,043,373	23.6	4.80
Other financial obligations		141,832	0.5	1.33		148,260	0.5	1.47		127,408	0.4	1.10
Lease Liabilities		-	-	-		-	-	-		140,331	0.4	1.83
Other interest bearing liabilities		198,142	0.7	2.62		365,305	1.2	2.44		269,690	0.8	2.61
Other non-interest bearing liabilities		1,985,630	6.9	—		2,506,897	8.1	—		3,259,595	9.6	—
Total liabilities	Ch$	28,462,998	100.0%		Ch$	30,629,266	100.0%		Ch$	34,027,409	100%

Our most important sources of funding are customer deposits, which primarily consist of peso-denominated, non-interest bearing current accounts and demand deposits and both Chilean Peso and UF-denominated interest bearing time deposits and savings accounts. Current accounts and demand deposits represented 28.7%, 29.1% and 28.6% of our average total liabilities in 2017, 2018 and 2019, respectively. These kinds of liabilities are our least-cost source of funding. On the other hand, savings accounts and time deposits represented 36.3%, 34.3% and 32.1% of our average liabilities in 2017, 2018 and 2019, respectively. Lastly, debt issued represented 22.8%, 22.9% and 23.6% of our average liabilities in 2017, 2018 and 2019, respectively.

Capital Expenditures

For information on our capital expenditures, see “Item 4. Information on the Company—History and Development of the Bank—Capital Expenditures.”

RECENT DEVELOPMENTS

The outbreak of COVID-19 was first reported on December 31, 2019 in Wuhan, Hubei Province, China. From Wuhan, the disease spread rapidly to other parts of China, as well as other countries, including Chile and the United States, growing into a global pandemic, as declared by the World Health Organization. Since the outbreak began, countries have responded by taking various measures including imposing mass quarantines and medical screenings, restricting travel, limiting public gatherings and suspending certain economic activities. In addition, concerns related to COVID-19 have lowered equity market valuations, decreased liquidity in fixed income markets and created significant volatility and disruption in global financial markets, resulting in the fall of stock prices (including the price of our stock), a trend which may continue. Also, there are other broad and continuing concerns related to the potential effects of COVID-19 on international trade (including supply chain disruptions and export levels), travel, employee productivity, employee illness, increased unemployment levels, securities markets, and other economic activities that may have a destabilizing effect on financial markets and economic activity, particularly for companies in the financial sector. Please refer to “Risk Factors – Risks Relating to our ADSs – COVID-19 or any other pandemic disease and health events will affect both the global and the Chilean economy, our business or results of operations and could affect our financial condition” for a discussion of the ways COVID-19 may impact our business and the Chilean economy.

As of the date of this annual report, we expect COVID-19 to negatively impact our results of operations during 2020 in an amount that could be significant, although it is not possible to predict yet.

In order to address the financial implications of the COVID-19 outbreak, Chilean financial authorities, including both the Central Bank and the CMF, have taken an array of measures. Similarly, certain bills have been initiated by the Lower Chamber of the Chilean Congress.

Some of these measures are:

●	The Central Bank announced on March 23, 2020, an easing plan for banks intended to facilitate lending subject to loan increases, among other supplementary measures. This plan aims to ensure liquidity conditions within the local financial market, support the flow of credits granted by banks and allows a suitable monetary policy transmission, in view of the financial effects caused by the COVID-19 outbreak across the world. In summary, the Central Bank proposed lending facilities conditional on the increase in loan balances (“FCIC”) for all banks holding commercial or consumer loans on their balance sheet, which considers: (i) an initial FCIC line amounting to 3% of the outstanding balance of commercial and consumer loans of each entity, (ii) an additional FCIC line for an amount equivalent to the increase of commercial or consumer loans based on information that banks will submit to the Central Bank on a weekly basis and information provided by the CMF to the Central Bank, and (iii) in exchange for receiving liquidity lines, banks will be required to pledge financial instruments to the Central Bank, including bonds issued by the Central Bank or the Chilean Government, fixed-income securities issued by local banks and corporate bonds.

●	The Central Bank will provide banks with, if necessary, an additional liquidity credit line (“LCL”) in local currency of up to the amount of reserve requirements for both time and demand deposits held in the Central Bank by banks, subject to the same conditions established for the liquidity facility line mentioned in the bullet directly above.

●	The Central Bank established a temporary easing of liquidity requirements for banks as measured by 30-day and 90-day expected cash flow mismatches by currency (C46 report) and LCR (C48/C49 reports). Thus, limits associated with the C46 report (30-day and 90-day cash flows mismatches) will be suspended for a 90-day period. During that timeframe, the Central Bank could also revise or soften the prevailing limit for LCR (70% for 2020) if required. In order to do this, the Central Bank will introduce changes to the prevailing regulation in order to make clear that under contingency situations, the Central Bank board will be entitled to temporarily easing or interrupting the requirement of regulatory thresholds on liquidity matters for a time period of 90 days, to the extent applicable.

●	On March 23, 2020 and April 2, 2020 the CMF announced a set of measures aimed at easing and ensuring the flow of credits for companies and individuals in order to mitigate the effect of COVID-19 on access to funding. Accordingly, the CMF will provide Chilean banks with an array of temporary facilities in order to widen their lending capacity during periods of lockdown or lowered economic activity as a result of COVID-19. Some of the measures adopted by the regulator include: (i) a special regulatory treatment for residential mortgage loans and consumer loans in terms of provisioning methodologies in order to give the customers the capability to postpone up to three installments of the owed amount, without incurring higher loan loss provisions, (ii) similar treatment for commercial loans granted to SMEs and large companies, in order to allow customers to postpone up to six installments without considering it a loan restructuring for provisioning purposes, (iii) the ability for banks to use the amount of excess collateral over real estate in mortgage loans in order to secure loans granted to SMEs, (iv) an 18-month extension for banks to liquidate assets received in lieu of payment, in order to avoid trading them at low market value during a period of economic contraction, and (v) a special treatment for variation margins paid on over-the-counter derivative transactions, in order to reduce the use of capital of collateral posted by banks, which for capital adequacy purposes, are weighted at 100%, offsetting the amount of collateral posted and the fair value of derivatives generating that collateral.

●	The CMF also announced its intention to comply with the implementation of Basel III in Chile, as established by Law No. 21,130, that modernizes the General Banking Act. Thus, the CMF expects to issue all the necessary pending regulations by December 2020. Nonetheless, given the COVID-19 contingency, the CMF pointed out that is entitled to modify, or make more flexible, the phase-in period for certain regulatory frameworks associated with Basel III, while revising the date when regulations will go into effect, in order to avoid amplifying the effects of a negative economic cycle. In this regard, on March 30, 2020, the CMF announced certain modifications to the schedule initially considered for the implementation of Basel III. In light of the COVID-19 spread, the banking regulator stated that the Basel III requirements associated with risk-weighted assets will be postponed for one year, now starting in 2021. Similarly, the phase-in periods for systemic and conservation buffers, as well as regulatory capital adjustments, will be delayed one year as well, beginning in 2021. In light of these modifications, Basel III is now expected to be fully implemented in 2025, instead of its original timeline of 2024. Notwithstanding these measures, the CMF maintained its commitment to issue all the regulations related to Basel III no later than December 2020, while announcing that periods for public comment could be extended for longer.

●	On April 8, 2020, the Central Bank introduced additional measures in order to ensure liquidity in the local financial system, while promoting lending for individuals and companies by Chilean banks. In summary, the Central Bank established that: (i) loans granted to SMEs will have a higher multiplier effect in order to determine the increase in loan balances, that in turn permits the use of the additional FCIC line, (ii) in order to facilitate the use of the additional FCIC line for banks, high quality commercial loans (evaluated on an individual basis) will be eligible to be used as collateral, in addition to the financial instruments previously defined, and (iii) with the aim of widening liquidity measures to non-banking institutions, the Central Bank, in conjunction with the Chilean Government, will send a bill to the Chilean Congress aimed at entitling other institutions to make use of liquidity facilities, including Saving and Lending Cooperatives, Central Counterparty Clearing Houses and other companies related to banking activity.

●	As of the date of this annual report, the Chilean Government has implemented and announced a wide array of programs that aim to mitigate the impact of COVID-19 on the local economy. These government programs have mainly focused on measures targeting both individuals and SME companies (including middle market). In the case of individuals, the current administration set up a program intended to provide lower income segments with monetary resources so that individuals could purchase essential goods during the pandemic. The program provided one-time payments, amounting to $50,000 (approximately U.S.$60), per family member (or per household in some cases). In the case of companies, the Chilean Government sent a bill to the Chilean Congress that increases its program of collateral funds for SMEs and middle market companies by U.S.$ 3 billion, in order to facilitate their access to funding from banks. This bill was enacted and published as Law No. 21,229 on April 24, 2020. The governmental collateral fund will provide coverage in the range of 60% to 85% of the total amount borrowed by the company from banks, depending on the company’s size (measured as annual turnover). This will reduce the banks’ credit risk exposure. According to initial estimates, the program should translate into working capital loans of approximately U.S.$ 24 billion granted to SMEs and middle market companies. These loans are expected to be financed by banks through the use of the FCIC or the additional FCIC line provided by the Central Bank, which will bear an annual interest rate equivalent to the prevailing monetary policy interest rate (0.5% as of the date of this annual report). Similarly, banks will be permitted to earn a maximum nominal interest of 3.5% on the loans granted to the customers applying for these loans. Each company will be entitled to borrow a total amount equivalent to three months of sales (based on the previous year’s sales) from banks. In addition, a bill sent by the Chilean Government was enacted and published as Law No. 21,227 on April 6, 2020, which aims to mitigate the negative effects of COVID-19 on unemployment by means of a furlough scheme. This law enables certain companies (as described below) to furlough their employees while certain measures taken by the Chilean Government to address the pandemic are in place. During this timeframe, companies will be required to pay only their employees’ social security items, while employees will receive part of their monthly salaries from their unemployment insurance fund, which will be bolstered by the Chilean Government. Companies that demonstrate a severe impact on their income-generating capacity due to government measures as a result of COVID-19 will be able to apply for this furlough scheme.

For more information regarding potential economic or regulatory factors that could affect our results of operations or financial condition, see “Item 3. Key Information—Risk Factors— COVID-19 or any other pandemic disease and health events will affect both the global and the Chilean economy, our business or results of operations and could affect our financial condition.”

Likewise, amid the COVID-19 crisis, and as part of our commitment to our customers and Chile, we are currently implementing a Support Plan (“Plan Nacional de Apoyo”) for Individuals and SME customers. This plan aims to support our customers by reducing their financial burden during a specific time period of three months by: (i) postponing monthly installments of both residential mortgage and consumer loans, (ii) giving our customers certain facilities to pay their monthly credit card bill, (iii) providing our SME customers with special financing in the form of credits, and (iv) keeping our firm commitment to our SME providers by settling their invoices before ten days.

Additionally, we have taken care of our employees by promoting working remotely from home offices for those collaborators who do not need to stay at our headquarters or branches. In order to do that, we have acquired a significant number of laptops, which have been installed with world-class cybersecurity measures. Also, we have set up our contingency sites with proven health measures in order to avoid overcrowding, while utilizing other locations in order to provide our employees with even more space to carry out their tasks.

TREND INFORMATION

The following trends may have an impact on the Chilean economy and the economic growth of its trade partners, and could therefore affect the Chilean banking industry, and thus, could affect our business, operating results or financial condition:

Impact of COVID-19

The outbreak of COVID-19 has negatively impacted the global financial markets, resulting in, among others, the fall of stock prices (including the price of our stock), a trend which may continue. There are other broad and continuing concerns related to the potential effects of COVID- 19 on international trade (including supply chains and export levels), travel, employee productivity, securities markets, and other economic activities that may have a destabilizing effect on financial markets and economic activity, particularly for companies in the financial sector, such as us. From a macroeconomic point of view, COVID-19 is expected to have a negative impact on the Chilean economy in 2020.

The COVID-19 outbreak has also resulted in increased volatility in both the local and the international financial markets and economic indicators, such as exchange rates, interest rates, credit spreads and commodity prices. Any shocks or unexpected movements in these market factors could result in financial losses associated with our trading portfolio or financial assets measured at fair value through other comprehensive income. Furthermore, an unfavorable evolution of the outbreak could translate into liquidity constraints, reduced access to funding, and longstanding contingency plans in order to address the emergency.

In addition, while the actual impact of the COVID-19 pandemic on our results of operations and financial condition remains extremely difficult to predict, the following indicators, among others, will have a negative impact on the Bank’s consolidated financial results during the current fiscal year, depending on the length of the pandemic and Chilean governmental actions to control its consequences:

●	economic contraction, increased unemployment and the closing or partial closing of businesses in Chile could result in deteriorated credit risk profiles of our customers, particularly that of our individual and SME clients, which is expected to result in higher past-due loans, an increase in our provisions for loan losses and a restructuring of many of our customers’ commitments to us;

●	our net interest margin is expected to be negatively impacted by the decrease in reference rates carried out by the Central Bank, which is likely to remain over the year, while being adversely affected by: (i) any unexpected changes in inflation, particularly those associated with deflationary pressures, (ii) flattened yield curves that could translate into lower benefits from asset and liability management, and (iii) a deterioration in global or local liquidity conditions resulting in limited access to funding or higher interest rates;

●	economic downturn or the partial lockdown of the country (which could eventually turn into a total lockdown) could decrease the visits at our physical branches, while reducing private consumption and affecting economic activities in many sectors, particularly those related to investment projects, commerce and mass consumption, all of which may lead to a slowdown in loan growth or a decrease in loan balances, in conjunction with lowered fees and commissions income;

●	high and unfavorable volatility in the local and international capital markets could result in changes in certain market factors, including interest rates and exchange rates, which in turn could translate into financial losses associated with our trading portfolio or financial assets measured at fair value through other comprehensive income, which may cause a deterioration of our financial condition or limitations on our ability to meet our liabilities;

●	contingency plans we have implemented, or will have to implement in the future, in order to address the COVID-19 emergency, including home offices, implementation of alternative offsite locations and so on, are expected to cause a temporary increase in our operating expenses and a decrease in operating efficiency.

Other Relevant Trends

We believe we have developed strong competitive advantages that will allow us to remain a relevant participant within the Chilean banking industry. We are continuously seeking additional improvements in matters such as operating efficiency, productivity, profitability and service quality by developing new customer oriented service models, launching new financial products and services and implementing high quality information technologies. Our business environment is increasingly competitive and an active market for mergers and acquisitions tends to encourage large financial groups. In addition, competition from non-banking companies, mainly those involved in the retail industry, has encouraged us to develop improved value propositions to satisfy our customers’ needs.

Unfavorable developments on the U.S.-China “trade-war” or the effects of Brexit could negatively affect global economic growth and adversely impact Chilean economic growth as a result of external forces affecting copper prices, the growth trends of Chile’s main trade partners or global trade. Any impact on the local economy would certainly affect the dynamics of the banking industry.

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

For more information regarding the potential economic or regulatory factors that could affect our results of operations or financial condition, see “Item 3. Key Information—Risk Factors— COVID-19 or any other pandemic disease and health events will affect both the global and the Chilean economy, our business or results of operations and could affect our financial condition.”

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

We provide customers with off balance sheet credit support through loan commitments. Such commitments are agreements to lend to a customer at a future date, subject to compliance with contractual terms. Since substantial portions of these commitments are expected to expire without us having to make any loans, total commitment amounts do not necessarily represent our actual future cash requirements. The amounts of these loan commitments were Ch$7,769,325 million as of December 31, 2018 and Ch$7,870,260 million as of December 31, 2019. See Note 27 to our audited consolidated financial statements as of and for the year ended December 31, 2019 appearing elsewhere in this annual report. The amounts of subscribed leasing contracts were Ch$121,489 million as of December 31, 2018 and Ch$162,880 million as of December 31, 2019.

Interest rate and cross-currency swaps, which are entered into in order to hedge our foreign investment portfolio, are recorded at their estimated fair market values. See Note 9 to our audited consolidated financial statements as of and for the year ended December 31, 2019 appearing elsewhere in this annual report.

The credit risk of both on and off-balance sheet financial instruments depends on many factors, including the value of collateral held and other security arrangements. To mitigate credit risk, we generally determine the need for specific covenant, guarantee and collateral requirements on a case-by-case basis, depending on the nature of the financial instrument and the customer’s creditworthiness. The amount and type of collateral held to reduce credit risk varies, but may include real estate, machinery, equipment, inventory and accounts receivable, as well as cash on deposit, stocks, bonds and other marketable securities that are generally held in our possession or at another appropriate custodian or depository. This collateral is valued and inspected on a regular basis to ensure both its existence and adequacy. Additional collateral is requested when appropriate. For further information, see Note 27 to our audited consolidated financial statements as of and for the year ended December 31, 2019 appearing elsewhere in this annual report.

Financial Guarantees

The following is a summary of the nominal value of instruments that are considered financial guarantees and which are accounted for in off-balance sheet accounts:

	As of December 31, 2019
	(in millions of Ch$)
Performance bonds	Ch$	2,283,390
Foreign office guarantees and standby letters of credit		280,838
Total	Ch$	2,564,228

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

As of December 31, 2019, the expiration of guarantees per period was as follows:

	Due within 1 year		Due after 1 year but within 3 years		Due after 3 years but within 5 years		Due after 5 years		Total
	(in millions of Ch$)
Performance bonds	Ch$	1,582,127	Ch$	561,971	Ch$	129,686	Ch$	9,606	Ch$	2,283,390
Foreign office guarantees and standby letters of credit		219,957		54,519		3,636		2,726		280,838
Total	Ch$	1,802,084	Ch$	616,490	Ch$	133,322	Ch$	12,332	Ch$	2,564,228

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following tables set forth our contractual obligations and commercial commitments by residual maturity. As of December 31, 2019, the scheduled maturities of our contractual obligations, including accrued interest, were as follows:

	Due within 1 year		Due after 1 year but within 3 years		Due after 3 years but within 5 years		Due after 5 years		Total		Estimated Interest Payment
IFRS:	(in millions of constant Ch$ as of December 31, 2018)
Contractual Obligations
Currents accounts and other demand deposits	Ch$	11,326,133	Ch$	—	Ch$	—	Ch$	—	Ch$	11,326,133	Ch$	—
Transaction in the course of payment		98,869		—		—		—		98,869		—
Saving accounts and time deposits		10,334,471		521,234		492		421		10,856,618		—
Bonds issued
Mortgage finance bonds		4,936		3,868		1,579		515		10,898		2,111
Bonds		868,529		1,460,318		1,746,745		3,656,459		7,732,051		981,762
Commercial Bonds		180,570		—		—		—		180,570		22,928
Subordinated Bonds		121,434		38,525		18,251		711,685		889,895		378,585
Hedged Instruments
Inflows
Corporate Bond EUR		(1,421)		(2,842)		(2,842)		(91,089)		(98,194)		—
Corporate Bond HKD		(12,829)		(25,627)		(91,034)		(320,604)		(450,094)		—
Corporate Bond PEN		(1,788)		(3,575)		(3,575)		(49,651)		(58,589)		—
Corporate Bond CHF		(798)		(1,597)		(90,095)		(116,765)		(209,255)		—
Corporate Bond USD		(1,600)		(3,200)		(3,200)		(43,994)		(51,994)		—
Obligation USD		(1,436)		(166,592)		—		—		(168,028)		—
Corporate Bond JPY		(36,759)		(38,596)		(3,482)		(193,625)		(272,462)		—
Corporate Bond AUD		(3,702)		(7,399)		(7,401)		(156,499)		(175,001)		—
Corporate Bond NOK		(2,341)		(4,682)		(4,682)		(75,919)		(87,624)		—
Outflows
Cross currency swap EUR		1,421		2,842		2,842		91,089		98,194		—
Cross currency swap HKD		12,829		25,627		91,034		320,604		450,094		—
Cross Currency Swap PEN		1,788		3,575		3,575		49,651		58,589
Cross currency swap CHF		798		1,597		90,095		116,765		209,255		—
Cross currency swap USD		1,600		3,200		3,200		43,994		51,994		—
Cross currency swap USD		1,436		166,592		—		—		168,028		—
Cross currency swap JPY		36,759		38,596		3,482		193,625		272,462		—
Cross Currency Swap AUD		3,702		7,399		7,401		156,499		175,001		—
Cross Currency Swap NOK		2,341		4,682		4,682		75,919		87,624		—
Borrowings from financial institutions		1,468,970		94,307		—		—		1,563,277		—
Other obligations		148,375		6,383		1,471		—		156,229		—
Lease contracts		27,970		51,571		28,463		38,009		146,013		—
Services contracts		11,124		8,650		47		—		19,822		—
Investments sold under agreements to repurchase		308,734		—		—		—		308,734		—
Total	Ch$	24,900,115	Ch$	2,184,855	Ch$	1,797,049	Ch$	4,407,089	Ch$	33,289,109	Ch$	1,385,386

For more information, see Note 9(c) to our Consolidated Financial Statements.

Item 6	Directors, Senior Management and Employees

DIRECTORS AND SENIOR MANAGEMENT

Directors

Our administration is conducted by our board of directors, which, in accordance with our bylaws (estatutos), consists of 11 directors and two alternate directors. The entire board of directors is elected every three years. Our current board of directors was elected in March 2020 and its term expires in March 2023.

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

Our current directors are as follows:

Director	Position	Committee Memberships	Age
Pablo Granifo L.	Chairman	7	61
Andrónico Luksic C.	Vice Chairman	1	66
Julio Figueroa	Vice Chairman	2	55
Alfredo Ergas S.	Director	4	53
Andrés Ergas H.	Director	2	53
Jean Paul Luksic F.	Director	1	55
Álvaro Jaramillo Escallon	Director	4	48
Samuel Libnic	Director	1	54
Hernán Büchi Buc	Director	2	71
Francisco Pérez M.	Director	3	62
Jaime Estévez V.	Director	4	73
Paul Fürst G.	Alternate Director	1	53
Sandra Guazzotti	Alternate Director	2	53

Pablo Granifo L. was re-elected as the chairman of our board of directors in 2020, a position which he has held since 2007. He was our Chief Executive Officer from 2001 to 2007, and previously, Chief Executive Officer of Banco A. Edwards from 2000 to 2001, commercial manager at Banco Santiago from 1995 to 1999 and corporate manager at Banco Santiago from 1999 to 2000. Mr. Granifo is also chairman of the board of directors of Banchile Administradora General de Fondos S.A., Banchile Asesoría Financiera S.A., Socofin S.A., Banchile Securitizadora S.A., a member of the executive committee of Banchile Corredores de Seguros Limitada. He is also chairman of Viña San PedroTarapacá S.A., and a member of the board of directors of Quiñenco S.A., Compañía Cervecerías Unidas S.A., Empresa Nacional de Energía Enex S.A., Embotelladoras Chilenas Unidas S.A. and Cervecera CCU Chile. Mr. Granifo is also a member of the Chilean Bank Association. He holds a degree in business administration from the Pontificia Universidad Católica de Chile.

Andrónico Luksic C. has been a director and the vice chairman of our board of directors since 2002 and was re-elected in 2020.  Mr. Luksic is also chairman of LQ Inversiones Financieras S.A., Quiñenco S.A. and Compañía Cervecerías Unidas S.A., vice chairman of Compañía Sud Americana de Vapores S.A. (CSAV S.A.) and a member of the board of directors of Antofagasta plc (United Kingdom), Antofagasta Minerals, Tech Pack S.A., Nexans S.A. and Invexans S.A. Additionally, he is a member of the board of directors of Sociedad de Fomento Fabril (“SOFOFA”).  Mr. Luksic is a member of the International Business Leaders’ Advisory Council for the Mayor of Shanghai. He is also a member of the International Advisory Council of the Brookings Institution, the International Advisory Board of Barrick Gold, the Advisory Board of the Panama Canal Authority, and the Chairman’s International Council of the Council of the Americas. In addition, Mr. Luksic is a Trustee Emeritus at Babson College, and a member of the Harvard Global Advisory Council, the Global Leadership Council at Columbia University, the International Advisory Board of the Blavatnik School of Government at Oxford University, the International Advisory Boards of both the Tsinghua University School of Economics and Management and the Fudan University School of Management, the Harvard Business School Latin American Advisory Board, the David Rockefeller Center Advisory Committee at Harvard University and the Latin American Executive Board of the MIT Sloan School of Management. Andrónico Luksic and Jean Paul Luksic are brothers.

Julio Figueroa. has been a member of our board of directors since December 27, 2018, and was most recently re-elected as director and appointed vice chairman of the board in March 2020. He is Chief Executive Officer at Citi Argentina & Latin America South –LAS– (Argentina, Chile, Colombia, Peru, Paraguay, Peru, Uruguay and Venezuela) based in Buenos Aires, Argentina. In addition to this role, he is also Head of Corporate & Investment Banking (CIB) for LAS. Mr. Figueroa joined Citi in Buenos Aires in 1994 in CIB after working for IBM Argentina in the finance division. Since then, from 1994-2001 he has held several roles in CIB Argentina as a senior banker covering Argentine clients in different industries. He moved to the Citi Latin America Regional Office in Miami, U.S.A. in 2001, as a senior corporate finance transactor in CIB, covering corporate clients in Latin America, and to Citi New York, United States, in 2004 as managing director, responsible for Financial Sponsors & Private Equity Clients for CIB Latin America. In 2010, Mr. Figueroa returned to Buenos Aires as CIB Head for Citi Argentina, a position he held until May 2014, when he was appointed Chief Executive Officer for Citi Peru and Vice President of the board of directors of Citibank del Peru S.A., responsible for the wholesale and the consumer businesses. In November 2015, Mr. Figueroa was named Chief Executive Officer for Citi in Argentina, where he led a significant transformation of the franchise, both in the wholesale and consumer businesses. In January 2017, in addition to his role as Chief Executive Officer of Citi Argentina, he became head of Southern Cone (Argentina, Uruguay and Paraguay) and CIB Head for Southern Cone. In January 2020, he expanded his responsibility and became head of Latin America South LAS (Argentina, Chile, Colombia, Peru, Paraguay, Uruguay and Venezuela). Mr. Figueroa received his MBA finance degree from the CEMA University in Buenos Aires, a B.A. in business administration and a B.A. in accounting, both from Universidad Católica Argentina (U.C.A.) in Buenos Aires. He is a member of the board of Cámara de Comercio de los Estados Unidos de América en Argentina (AmCham) and Asociación de Bancos Argentinos (ABA), as well as Member of Asociación Empresaria Argentina (AEA), Consejo Empresarial de América Latina (CEAL) in Argentina, Young President Organization (YPO) in Argentina, and Instituto para el Desarrollo Empresarial en Argentina (IDEA).

Álvaro Jaramillo E. has been a member of our board of directors since 2018 and was re-elected as director in March 2020. He was also Vice Chairman since his election in January 2018, until our last ordinary shareholder’s meeting held in March 2020. Mr. Jaramillo is currently a Deputy General Manager (director general adjunto) of Grupo Financiero Citi Banamex, acting as the Institutional Clients Group Head and Chief Administrative Officer of the Group since February 2020. Prior to his current role, he was Citi Country Officer (CCO) for Colombia and Regional Head for Latin America North since January 2017. Previously, he was Regional Head for Central America and the Caribbean Countries, responsible for 14 countries. Prior to this role, Mr. Jaramillo was Citi’s Regional Treasurer and Chief Administrative Officer for LATAM from 2011-2015. Mr. Jaramillo started his career with Citi Colombia in 1990 as Head of Fixed Income Trading, then as Head of Fiduciary, ultimately becoming Country Treasurer. In 1996, he moved to Puerto Rico as Country Treasurer and Regional Treasurer for the Latam Foreign Currency activities. In 2000, he was appointed Head of the Corporate Bank and then CCO in 2001. He also worked in Central America as Head of Institutional Clients Group after the acquisitions that Citi made in the region in 2007. He has also been Citi Country Officer in Puerto Rico and El Salvador. Mr. Jaramillo holds a degree in business administration from the Colegio de Estudios Superiores de Administración in Bogota.

Alfredo Ergas S. has been a member of our board of directors since March 2017 and was re-elected in March 2020. Mr. Ergas is an independent director and was elected with the vote of the administrators of the Chilean pension funds. Mr. Ergas is chairman of the board of directors of Transportadora de Gas del Perú S.A. (Peru), and member of the board of directors of Grupo Costanera SpA and Transelec S.A. He is also a member of the board directors of non-profits, Corporation InBest and chairman of the Advisory Committee of the Treasury and of the Faculty of Business and Economics of the Universidad de Chile. Previously, he acted as the Regional Chief Financial Officer of Enersis, where he also served in business development and as Controller. Previously, he was the Chief Financial Officer of Endesa Chile and Smartcom, a telecommunications subsidiary of Endesa Spain. He has also been Head of the Money Market Desk of Santiago S.A. Corredores de Bolsa. In 2006, Mr. Ergas was named as the “Best Business Administrator of Universidad de Chile” and selected by his market peers as “CFO of the Year” in 2010 in Revista Capital. He was also named “One of the best Chilean CFO’s Related to Investors 2012” by Lira. In 2014 he was awarded by Inbest/El Mercurio for his “Contribution to the development of the capital markets”. In 2018, he was distinguished by the North American Chilean Chamber of Commerce as the “Executive of the Year”. Mr. Ergas is a professor of finance at Universidad Chile. Mr. Ergas holds a degree in business administration from Universidad de Chile and an MBA from Trium Global Executive, jointly issued by New York University, the London School of Economics and Political Science and the HEC Paris School of Management.

Andrés Ergas H. was appointed member of our board of directors in 2017 and was re-elected in March 2020. Previously, he was an advisor to the board of directors since August 2014 until his appointment as director. Currently, he is chairman of the board of Nomads of the Seas, Todo Moda and Inersa 1 and Shmates. Previously, he was chairman and Chief Executive Officer of Banco HNS, chairman of the board of directors of Compañía General de Leasing and vice chairman of Factoring Finersa. He has also served on the boards of Banco de A. Edwards, Hotel Plaza San Francisco Kempinsky, BMW Chile, Inmobiliaria Paidahue, Mitsubishi Motors and Dina Trucks Co. Mr. Ergas was President and Founder of the Factoring Companies Association. He holds a degree in business administration from the Universidad Diego Portales.

Jean Paul Luksic F. was appointed member of our board of directors in April 2013 and was re-elected in March 2020. Mr. Luksic is vice chairman of Quiñenco S.A. and Sociedad Matriz SAAM S.A. Mr. Luksic has also been chairman of the board of directors of Antofagasta plc (United Kingdom) since 2004 and of Antofagasta Minerals S.A. Mr. Luksic was appointed to the board of directors of Antofagasta plc in 1990 and was the Chief Executive Officer of Antofagasta Minerals until his appointment as chairman of Antofagasta plc in 2004. He is also a member of the Consejo Minero, the industry body representing the largest mining companies in Chile. Mr. Luksic holds a B.Sc. degree in management and science from the London School of Economics and Political Science. Jean Paul Luksic is the brother of Andrónico Luksic.

Samuel Libnic has been member of our board of directors since April 2015 and was re-elected in March 2020. He has been the General Counsel for Citigroup Inc.’s operations in Latin America since 2007. In April 2010, he became a member of Citigroup Inc.’s Legal Management Committee and in January 2012, he was appointed to the Office of Vice President by the board of directors of Citibank, N.A. and as Senior Vice President of Citibank, N.A. in October 2019. In September 2013, the legal department of Banamex, Citigroup Inc.’s Mexican banking subsidiary, also began reporting to Mr. Libnic. Mr. Libnic’s current responsibilities include overseeing legal coverage for all Citibank’s products and businesses throughout Latin America and Mexico. Prior to becoming General Counsel for the Latin America region, Mr. Libnic held a number of positions since joining the company in 1996 as General Counsel of the Global Corporate and Investment Bank for Citibank Mexico, Grupo Financiero Citibank. In 2001, he was named Deputy General Counsel for Latin America, a position he held until he assumed his current role. From November 2010 until June 2013, Mr. Libnic also acted as head of the Legal Department for Citi Brazil (in addition to his regional role). Before joining Citigroup Inc., Mr. Libnic worked at Shearman & Sterling LLP in New York and with Basham, Ringe and Correa in Mexico. He holds a law degree with honors from the Anahuac University in Mexico, as well as an L.L.M. from Georgetown Law School, and is licensed to practice law in both Mexico and New York.

Hernán Büchi Buc was elected a member of our board in August 2019 and re-elected in March 2020. Previously, he served as an advisor to our board since 2008, and during 2007 he was a member of our board of directors. He is the founder and advisor of the Instituto Libertad y Desarrollo, and president of the Directive Council of Universidad del Desarrollo. Mr. Büchi is also a board member of Quiñenco S.A., and Falabella S.A. Between 1985 and 1989, Mr. Büchi served as the Minister of Finance, and prior to this, he served as the Superintendent of Banks from 1984-1985, Minister of Planning from 1983-1984, and Vice-Secretary of Health from 1980-1983. Mr. Büchi holds a degree in civil mining engineering from the University of Chile and an MBA from Columbia University.

Francisco Pérez M. has been a member of our board of directors since 2001 and was re-elected in March 2020. Since 1998, Mr. Perez has also served as the Chief Executive Officer of Quiñenco S.A. Mr. Pérez is also chairman of the board of directors of Compañía Sud Americana de Vapores S.A., Empresa Nacional de Energía Enex S.A., Invexans S.A., Hidrosur S.A. and Tech Pack S.A. He was formerly the Chief Executive Officer of Compañía Cervecerías Unidas S.A., of which he is still a director. Mr. Perez is a member of the board of directors of LQ Inversiones Financieras S.A., Embotelladoras Chilenas Unidas S.A., Cía. Cervecerías Unidas Argentina S.A., Cía. Pisquera de Chile S.A., Cervecera CCU Chile Limitada, Viña San Pedro Tarapacá S.A., Inversiones y Rentas S.A., Nexans (France), Sociedad Matriz SAAM S.A., Hapag-Lloyd A.G. (Germany) and member of the executive committee of Banchile Corredores de Seguros Limitada. Prior to 1991, Mr. Perez was Chief Executive Officer of Citicorp Chile and also was Vice President of Bankers Trust in Chile. Mr. Perez holds a degree in business administration from the Pontificia Universidad Católica de Chile and an MBA from the University of Chicago.

Jaime Estévez V. has been a member of our board of directors since 2007 and was re-elected in March 2020. He is also currently a member of the board of directors of Cruzados SADP. Previously, Mr. Estévez was chairman of the board of directors of Banco Estado, a Chilean state-owned bank. Additionally, he has served as a director of AFP Provida and AFP Protección, two Chilean pension fund investment companies, and as director of Endesa Chile S.A. Mr. Estévez was the Minister of Public Works from January 2005 to March 2006, and simultaneously, the Minister of Transportation and Telecommunications. He was also a congressman from March 1990 to March 1998 and President of the Lower Chamber of the Chilean Congress from March 1995 to November 1996. Mr. Estévez holds a degree in economics from the Universidad de Chile.

Paul Fürst G. has been a member of our board since November 2019 and was re-elected as first alternate director in March 2020. From 1998 to date, he has been a director at Grupo Plaza S.A., where he was also a member of the audit committee for two years, until April 2019. In addition, since 2009 he has been a partner and director of the mining company Ventana Minerals, since 2005 a partner and director of the mining and hydrogeology drilling company Terraservice, director of the goat products company Caprilac, and director of the agricultural company Comaihue. Previously, he was director at Parque Arauco S.A. for eleven years and director at the General Fund Manager WEG for two years. Mr. Fürst Gwinner is a commercial engineer from the Universidad de Las Condes. In addition, Mr. Fürst pursued the Senior Management Program (PADE) of the ESE Business School at the Universidad de los Andes.

Sandra Guazzotti has been a member of our board of directors since June 2019 and was re-elected as second alternate director in March 2020. Ms. Guazzotti is Senior Vice President of Latin America of Oracle MCR (with the exception of Brazil and Mexico), and has more than 20 years of global experience in IT and finance. Previously, Ms. Guazzotti led Oracle Chile as General Manager twice, firstly between 2011-2014, and later in 2018. During her career at Oracle, she held the positions of Vice President of Investment Solutions and Financing for Asia – Pacific, based in Singapore, and Vice President of Corporate Sales in Japan. Prior to joining Oracle in 1999, she held various positions in the financial services industry, both in Japan and Argentina. Ms. Guazzotti holds degrees in International Relations from the University of Tsukuba, Japan and Senior Management (PADE) from Universidad de los Andes, Chile. Additionally, she has the Certification of Directors of the Institute of Directors (IoD), United Kingdom. Ms. Guazzotti was distinguished as one of the “100 Women Leaders in Chile” by the organization Mujeres Empresarias and the newspaper El Mercurio (2011, 2018 and 2019). Currently, she is also the chairman of the Board of Directors of the Chilean-American Chamber of Commerce (AmCham Chile) and member of the Board of the Pan American Development Foundation. Ms. Guazzotti is also a member of Women Corporate Directors (WCD).

Senior Management

Our current executive officers are as follows:

Executive Officers	Position	Age
Eduardo Ebensperger O	Chief Executive Officer	54
Rolando Arias S.	Chief Financial Officer	55
Alfredo Villegas Montes..	General Legal Counsel and Secretary of the Board	49
Cristián Lagos C.	Manager — People and Organization Division	54
José Luis Vizcarra Villalobos.	Manager — Commercial Division	61
Felipe Echaiz B.	Manager — Global Compliance Division	52
José Miguel Quintana M.	Manager — Corporate Banking Division	58
Oscar Mehech C.	Manager — Internal Audit Division	55
Paola Alam Auad	Manager — Wholesale Credit Risk Division	57
Julio Cubillo Navarro	Manager — Retail Credit Risk Division / Global Risk Control Division	44
Claudia Herrera G	Manager — Marketing and Digital Banking Division	49
Esteban Kemp De La Hoz	Manager — Operations and Technology Division	40
Salvador Danel H.	Manager — Cyber Security Division	46

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

Alfredo Villegas Montes. has been our General Counsel and Secretary of our board of directors since December 2019. Previously, he served as head legal counsel for the Commercial Division since 2008. He joined Banco de Chile in 2002 as a result of its merger with Banco de A. Edwards, having joined the latter in 1994. Mr. Villegas is an attorney and holds a degree in law from the Universidad de Chile.

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

José Luis Vizcarra V. has been our Commercial Division Manager since January 2020. Mr. Vizcarra joined Banco de Chile in September 1977. As of the date of his most recent appointment, he was the Metropolitan Regional Manager, a position he held since 2017. Previously, he served as regional area manager and zone manager in different locations throughout Chile, among other roles. Currently, he is a member of the boards of directors of Banchile Administradora General de Fondos S.A., Banchile Corredora de Seguros S.A. and Socofin S.A. Mr. Vizcarra has a technical degree in finance from Instituto de Estudios Bancarios Guillermo Subercaseaux, a graduate degree in corporate management from Universidad del Desarrollo, and a graduate certificate in finance from Universidad de Buenos Aires.

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

José Miguel Quintana M. has been in charge of our Corporate Banking Division since March 2016. This Division covers all segments of the corporate-wholesale clients as well as all product areas that support such clients, including, among others, treasury, transaction banking and investment banking. Between April 2015 and March 2016, he was named Corporate and Commercial Banking deputy manager at Banco de Chile. From 2008 until 2013, he was responsible for the Multinationals Area of the Corporate Banking Division. Mr. Quintana joined Citibank Chile in 1985, serving in several positions across different areas, among others, Operations, Corporate Banking, Sales and Trading, Audit and Risk Management in Chile and in the United States. In 2013, he was appointed Citibank Latin America’s head of Commercial Banking based in Miami, where he served until 2015. Mr. Quintana is a member of the board of directors of Banchile Securitizadora S.A. and Banchile Asesoría Financiera S.A. He holds a degree in business administration from the Universidad Adolfo Ibáñez.

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

Julio César Cubillo N. has been manager of our Retail Credit Risk Division since October 2018 and also interim manager of our Global Risk Control Division since June 2019. Previously, between May 2017 and July 2018, he was head of Credit Risk at BBVA Chile. Likewise, Mr. Cubillo was Global Head of Credit Risk for Consumer Finance line of business at BBVA Holding (Spain) and before that he was Global Head of Retail Credit Risk Tools at BBVA Holding (Spain), in which he continued serving between years 2011 and 2017. He started his career at Bankinter in Madrid developing several functions in the risk areas and segments during 11 years. Currently, he also is member of the board of directors of Socofin S.A. Mr. Cubillo is an economist from the Universidad Carlos III de Madrid (Spain), having also completed an executive development program at IESE Business School (Spain).

Claudia Herrera G. has been our Marketing and Digital Banking Division Manager since October 2019. Previously, she was the Division Manager in charge of Digital Transformation, a strategic program that she continues to lead. She joined Banco de A. Edwards in 2000, and in 2009, she assumed the position of Area Manager for Regional Large Businesses. In 2010 she became the Area Manager for Large Metro Businesses, Factoring and Comex, a position she held until June 2019 when she was named Division Manager of Large Metro Business, Factoring and Comex. Mrs. Herrera is also a member of the board of directors of Banchile Securitizadora S.A. She holds a degree in business administration from the Adolfo Ibáñez University.

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

COMPENSATION

The table below presents the amount of compensation, as established by our shareholders, to the members of our board of directors for the year ended December 31, 2019. These amounts include remuneration for services, fees for attendance at meetings of our board of directors, meetings of committees of our board of directors and meetings of board of directors of our subsidiaries, consulting services and travel expenses.

Name of Director	Remuneration		Fees for Attending Meetings of our Board of Directors	Fees for Attending Meetings of Committees of our Board of Directors and Meetings of the Board of Directors of our Subsidiaries(1)	Consulting	Total
	(in millions of Ch$)
Pablo Granifo Lavín	582	(2)	58	376	–	1,016
Andrónico Luksic Craig	181		8	–	–	189
Alvaro Jaramillo Escallon	–		–	–	–	–
Hernán Büchi Buc	24		11	19	–	54
Jaime Estévez Valencia	60		28	130	–	218
Sandra Guazzotti	30		15	14	–	59
Francisco Pérez Mackenna	60		23	79	–	162
Thomas Fürst Freiwirth	55		25	49	–	129
Gonzalo Menéndez Duque	30		9	42	–	81
Jean-Paul Luksic Fontbona	60		16	–	–	76
Alfredo Ergas Segal	60		28	86	–	174
Andrés Ergas Heymann	60		25	69	–	154
Samuel Libnic	–		–	–	–	–
Rodrigo Manubens Moltedo	30		12	24	–	66
Julio Figueroa	–		–	–	–	–
Paul Fürst Gwinner	5		1	1	–	7
Other Subsidiary Directors	–		–	124	–	124
Total	1,237		259	1,013	–	2,511

(1)	Includes fees paid to members of the Advisory Committee of Banchile Corredores de Seguros Ltda. of Ch$13 million.

(2)	Includes a provision of Ch$401 million, to account for an incentive which will be paid depending on the Bank’s results.

For the year ended December 31, 2019 fees paid for advisory services to the board of directors were Ch$90 million, while travel and other related expenses amounted to Ch$104 million.

Consistent with Chilean law, we do not disclose to our shareholders, or otherwise make public, information regarding the compensation of our executive officers. For the year ended December 31, 2019, the aggregate amount of compensation paid to our executive officers, including the executive officers of our subsidiaries, was Ch$4,148 million. Pursuant to the Chilean Corporations Law, our directors/audit committee must approve compensation plans, but we are not required to have a compensation committee. For the year ended December 31, 2019, no amounts were set aside or accrued by us to provide pension, retirement or similar benefits for our directors and officers. None of our directors is a party to any agreement with us or any of our subsidiaries that provides for benefits upon termination of his appointment as a director.

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

Our directors/audit committee is composed of three members appointed by the board of directors. The directors/audit committee is currently composed of the following individuals:

●	Jaime Estévez V. (financial expert);

●	Alfredo Ergas S.; and

●	Julio Figueroa

Mr. Estevez was appointed as member of the directors/audit committee by our board of directors at the meeting held on April 12, 2007. Mr. Figueroa was appointed to the directors/audit committee by our board of directors at the meeting held on March 26, 2020. Mr. Ergas was appointed to the directors/audit committee by our board of directors at the meeting held on March 23, 2017. Messrs. Estevez and Ergas satisfy the independence requirements of both Chilean law and Rule 10A-3 under the Exchange Act and are full voting members of our directors/audit committee.

Mr. Figueroa is exempt from the independence requirements of Rule 10A-3 of the Exchange Act pursuant to the exemption under Rule 10A-3(b)(1)(iv)(D). Pursuant to that exemption, Mr. Figueroa is a non-voting member of our directors/audit committee with respect to all matters required to be addressed by our directors/audit committee under U.S. federal securities laws.

The directors/audit committee met 17 times (12 ordinary and 5 extraordinary meetings) during 2019. The budget of the directors/audit committee is approved annually at the ordinary annual shareholders’ meeting. The directors/audit committee satisfies the applicable requirements of the CMF and operates pursuant to a charter document. The CMF recommends that at least one of the members of the directors/audit committee be experienced with respect to the accounting procedures and financial aspects of banking operations. The directors/audit committee submits a report regarding its activities to our board of directors after each directors/audit committee meeting and presents an annual report at our ordinary annual shareholder’s meeting. As established in the directors/audit committee’s charter, the chief executive officer, the general counsel and the manager of our Internal Audit Division, or their respective deputies, shall also attend the directors/audit committee meetings. The directors/audit committee may also invite other persons to attend meetings.

The directors/audit committee may appoint independent personnel to carry out specific duties.

●	The directors/audit committee’s specific objectives include:

●	Seeking efficiency, maintenance, application and functioning of our internal control systems, and compliance with rules and procedures;

●	Supervising compliance with rules and procedures governing the banking business and identifying the business risks of our and our subsidiaries’ activities;

●	Supervising the activities of our Internal Audit Division and ensuring its independence from management;

●	Serving as an intermediator and coordinator of tasks between our internal audit work and our independent auditors, and acting as a communication channel between these teams and our board of directors;

●	Proposing to the board of directors the independent auditors and the credit rating agencies to be proposed at the shareholders meeting;

●	Analyzing the reports, content, procedures and scope of the revisions by our independent auditors and credit rating agencies;

●	Analyzing the reports of internal audits and revisions and analyzing and reviewing the annual audit program;

●	Analyzing the interim and annual financial statements;

●	Analyzing our financial statements included in the Form 20-F;

●	Gathering information on accounting changes occurring during the year and their effects;

●	Reviewing issues affecting the internal control systems;

●	Analyzing the remuneration systems and compensation plans for managers and executive officers;

●	Analyzing the annual performance self-evaluation process;

●	Analyzing related party transactions pursuant to Title XVI of the Chilean Corporations Law;

●	Analyzing policies relating to operational risk and progress in the risk-management process and SOX self-evaluation;

●	Analyzing and informing on matters related to the Global Compliance Division, principally regarding the revision of policies for detecting and sanctioning money laundering transactions; and

●	Reviewing customer claims filed with the CMF and the Customer Defense Division of the Chilean Association of Banks and Financial Institutions.

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

The portfolio risk committee meets on a monthly basis and is composed of the chairman of our board of directors, one additional member of our board of directors, our chief executive officer; the manager of our Wholesale Credit Risk Division, the manager of our Retail Credit Risk Division, the manager of our Commercial Division and the manager of our Risk Control and Information Management Area.

Credit Committees

Our governance structure relating to our credit evaluation process is based on our business segments and on the total requested. All credit committees are represented by qualified members with sufficient authority over credit approval limits.

Credit decisions are mostly made by different credit committees, the highest of which, in terms of lending limits, is the board loan committee. The wholesale credit risk division and the retail credit risk division participate independently and autonomously, from the business divisions. The board loan committee meets on a weekly basis and reviews all transactions exceeding UF 750,000, as well as those transactions potential reputational risk for us, such as loans for education, not-for-profits entities, politically exposed persons (PEPs), etc. This committee is chaired by our Chairman and is comprised by all of our board members, our chief executive officer and the manager of our wholesale credit risk division or the manager of our retail credit risk division, depending of the business’ segment requesting credit approval.

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

The finance, international and market risk committee meets on a monthly basis. Its permanent members are the chairman of the board of directors, four other members of the board of directors, the chief executive officer, the manager of our Corporate Banking Division, the corporate treasurer, the manager of our wholesale credit risk division and the manager of the financial risk area.

The finance, international and market risk committee covers the following topics, among others:

●	Development and continuous review of policies and procedures for market and liquidity risks, ensuring adequate application to the financial exposures of the bank and its affiliates;

●	Review of the Bank’s annual Liquidity Plan and Price Risk limits framework;

●	Continuous monitoring of financial exposures and market/liquidity risks, ensuring compliance with the board’s risk framework;

●	Review and monitor the performance of all Treasury business segments, including revenues, market share, etc.;

●	Monitor actual results of the different financial exposures, including the accuracy of our predictions and their impact on our positions;

●	Review the liability profile, including long-term funding provided by foreign investors, and the main credit exposures generated by the derivatives portfolio.

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

The asset laundering and financing of terrorism prevention committee meets quarterly and among other functions as determined by our board has the following functions:

●	To approve the policies and procedures concerning the gathering of information on customers and their activities and the acceptance and monitoring of their accounts, products and operations;

●	To approve policies and procedures concerning unusual transaction detection systems; formal channels of information to senior management; and monitoring, analysis and reporting mechanisms;

●	To approve policies and procedures concerning surveillance methods and relations with correspondent banks;

●	To approve policies and procedures concerning staff selection, training programs and codes of conduct;

●	To approve the policies and procedures concerning money laundering and terrorism financing prevention;

●	To approve policies and procedures relating to client segmentation, products and high risk areas and their treatment, including special guidelines related to monitoring and controlling transactions associated with PEPs;

●	To approve policies and procedures relating to sanctions applied by the Office of Foreign Assets Controls (OFAC) to persons or countries listed under it;

●	To designate persons related to the Unidad de Análisis Financiera (UAF) according to law 19.913;

●	To review and analyze results to verify compliance with current policies and procedures;

●	To be informed and aware of decisions relating to the number of suspicious transaction reports sent to the UAF;

●	To consider activities developed to train staff in money laundering and terrorism financing prevention;

●	To be informed and aware of technological and other types of projects relevant to the Global Compliance Division; and

●	To inform our board of directors of regulatory changes related to the prevention of money laundering and financing of terrorism.

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

This committee meets on a monthly basis, and is composed of the chairman of our board of directors, two additional members of our board of directors, our chief executive officer, our general counsel, the manager of our Global Risk Control Division, the manager of our Operations and Technology Division, the manager of our Cybersecurity Division and the manager of our Commercial Division.

Leasing Committee

The main function of the Leasing Committee is to review the monthly evolution and results of our Leasing Area by means of a report that consolidates the management of the business divisions of the Bank.

This committee meets on a monthly basis and includes the chairman of our board of directors, one member of our board of directors, our chief executive officer, the manager of our Commercial Division, the manager of the Corporate Client Area and the manager of the Leasing Area.

Factoring Committee

The Factoring Committee was set up in 2013, after the merger of Banchile Factoring S.A. with us. Its purpose is to analyze the evolution and results of our Factoring Area in terms of volume, prices, margins, provisions and expenses and analyze the factoring product for each business area of the Bank.

This committee meets monthly and is composed of the chairman of our board of directors, our chief executive officer, the manager of our Commercial Division, the manager of the Large Companies, Factoring and Foreign Trade Area (Metropolitan Zone) and the manager of the Factoring Area.

Credichile Consumer Committee

The main purpose of the Credichile Consumer Committee is to analyze on a monthly basis the evolution and results of our Consumer Finance Area, its growth, and its strategies to gain new customer segments and maximize the results of the area.

This committee includes the chairman of our board of directors, one additional member of our board of directors, our chief executive officer, the manager of our Commercial Division and the manager of our Consumer Finance Area.

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

This committee meets every two months and resolves issues relating to our internal policies and analyzes our performance. In this committee, numerous divisions exchange their points of view as to our business and prioritize joint initiatives. Each year, this committee outlines the foundations for our annual plan. After the individual annual plan for each business area is agreed upon by our chief executive officer and each division manager, under the coordination of our chief financial officer, the overall plan is submitted to our board of directors for approval. This committee also reviews progress and budgets for approved plans on a regular basis.

Disclosure Committee

In May 2003, we established the disclosure committee to ensure accurate market disclosure of our and our subsidiaries’ consolidated financial information. The members of the disclosure committee include our chief financial officer, our chief accountant, our chief legal counsel for international, financial and investment banking matters, the manager of our Wholesale Credit Risk division, the manager of our Retail Credit Risk division the manager of our Research and Planning Area and the manager of our Financial Control & Treasury Area. The manager of our Internal Audit Division may participate in this committee as well.

This committee meets quarterly and its members are required to review annual, mid-year and quarterly financial reports and in general all financial information disclosed by us prior to each disclosure.

Ethics and Conduct Committee

The ethics committee was established in 2005 to define, promote and regulate behavior of professional and personal excellence consistent with our philosophy and values to be followed by all our staff in order to meet the expectations of our customers.

To meet these goals and promote a culture of ethical behavior, the ethics committee sets policies on ethics and ensures their compliance, develops training plans related to ethics in our business, and reinforces positive behavior among our staff. The ethics committee also acts as a forum to address, discuss and resolve any conduct by our staff that is inconsistent with our values. This committee meets every four months and additionally, when necessary, upon receiving internal reports or complaints. It is chaired by the manager of our People and Organization Division and includes our general counsel, the manager of our Internal Audit Division, the manager of our Global Compliance Division, the manager of our Commercial Division, and the manager of our Operational and Technology Division.

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

This committee meets on a monthly basis, and is chaired by the manager of our Global Risk Control Division, and includes our chief financial officer, our chief counsel, the manager of our Operations and Technology Division, the manager of our Cyber-security Division, the manager of our Operational Risk Area, the manager of our Technological Risk Area, the manager of our Large Companies Area, the manager of the Corporate Audit Area, the manager of our Technology and Infrastructure Area, the manager of our Operations Area and the manager of our Clients Area.

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

This committee meets every two months and is chaired by our chief executive officer, the manager of our Commercial Division, the manager of our Corporate Division,, the manager of our Operations and Technology Division, the manager of our Marketing and Customers Division, the manager of our Clients and Phone-banking Area and the manager of the Consumer Business Area. The chairman of our board of directors and the deputy manager of our Consumer Experience Area also attend and participate in the meetings as permanent attendants.

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

This committee meets quarterly and its members are the manager of our Global Compliance Division, the manager of our Wholesale Credit Risk Division, the manager of our Global Risk Control Division and the deputy manager of our Global Risk Management Area.

Technical Committee for Internal Models Supervision

This committee sets methodic guidelines to develop, follow-up and document diverse statistical models used throughout our Bank’s products focused on massive segments in order to assess their credit risk. It also safeguards the coherence between models and compliance of minimum satisfaction standards as required. Every model that must be approved by the Portfolio Risk Committee and by our board of directors must previously pass through a recommendation from this committee.

This committee meets on a monthly basis and is composed by the manager of our Retail Risk Division, the manager of the Pre-approved Area, the manager of the Research and Management Area, the manager of our Risk Follow-up Area, the manager of our Retail Business Development Area, the manager of our Risk Models Area, the deputy manager of our Retail and Model Follow-up Area, the deputy manager of our Big-Data and Regulatory Systems Area, the deputy manager of our Risk Modeling Validation Area and our Provisions Department Chief.

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

At the time of filing of this annual report, our board of directors or, when applicable, our senior management, have approved policies and procedures regarding the following issues, among others:

●	Anti-Money Laundering Policy;	●	Capital Expenditure Policy;

●	Anti-Bribery and Foreign Corrupt Practices Act;	●	Expense Management Policy;

●	Office of Foreign Assets Control;	●	Accounting Policies and Procedures;

●	Insider Trading and Personal Investment Management Policy; Information Barriers;	●	Complex Products and Services Policy;
●	Regulation K—Debts Previously Contracted;	●	Tax Standards for Tax Sensitive Transactions Policy;

●	Regulation K—Equity Activity;	●	Tax Policy and Procedures;

●	Regulation W (23 A/B);	●	Fiduciary Policy;

●	Code of Conduct;	●	Mergers and Acquisitions Policy;

●	Fair Lending Policy;	●	Records Management Policy;

●	Loans to Directors;	●	Electronic Transportable Media Policy;

●	Independent Research Policy;	●	Volcker Rule Policy;

●	Charitable Contributions Policy;	●	Market Risk Policy;

●	Anti-Tying Policy;	●	Liquidity Risk Policy;

●	Mandatory Absence Policy;	●	Crime Prevention Model Policy;

●	Compliance Policy/Program;	●	FATCA Policy;

●	Legal Entity Management Policy;	●	Fair Value Policy;

●	Fraud Management Policy;	●	Capital Management Policy;

●	Anti-Boycott Policy;	●	Compliance Program for Antitrust Regulation;

●	Issue Tracking, Management and Escalation Process;	●	Manual for Handling Information of Interest to the Market;

●	Operational Risk Management Policy;	●	PEPs Policy;

●	Credit Risk Policy;	●	Business Continuity (COB);

●	Vendor Selection and Management Process;	●	Citi Information Security Standards;

●	Web Site Standards Policy;	●	General Ledger Maintenance Policy;

●	Information Technology;	●	Quality Policy; and

●	Service Outsourcing Policy;	●	Environmental Policy.

EMPLOYEES

The following table shows a breakdown of our full-time, permanent employees at the dates indicated:

	As of December 31,
	2017	2018	2019
Banco de Chile	11,368	11,350	11,140
Subsidiaries	2,655	2,481	2,422
Total	14,023	13,831	13,562

As of December 31, 2019, we had 13,562 employees (on a consolidated basis), of whom 9,869 (including Banco de Chile and subsidiaries) were unionized, representing 82% of the total employees of the Bank and its subsidiaries. As of the same date, all management positions were held by non-unionized employees.

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

In addition, during the first quarter of 2018, we renegotiated the collective bargaining agreement signed with the union associated with former employees of Citibank (before the merger between Citibank and Banco de Chile) and reached a three-year agreement expiring in December 2020. Also, it is worth mentioning that based on formerly signed contracts, during the second quarter of 2018 we renegotiated the collective bargaining agreement with the remaining unions representing the Bank’s employees, including Sindicato BAE and Federación de Sindicatos de Banco de Chile. As of December 2019, both unions represented 45.0% and 19.9% of our employees (on a consolidated basis), respectively.

During 2019, we carried out a collective bargaining process with Banchile’s union, reaching a three-year agreement, which is due to expire in 2022.

We believe all of these agreements reflect the satisfactory relationships between the Bank and its employees, while reinforcing our commitment to their career development. In this regard, we would like to emphasize our employees’ high level of commitment to the Bank and our customers during the challenging months that followed the social turmoil of October 2019 and during the first months after the COVID-19 outbreak in Chile. To reward these efforts, during December 2019 we granted a one-time bonus of Ch$500,000 to part of the staff, and introduced additional benefits to address transport problems due to the significant disruption we observed during the unrest. Also, during the first months after the COVID-19 outbreak, we provided infrastructure and equipment in order to promote a work-from-home culture, so that employees can avoid overcrowded work spaces.

See “Item 8 – Financial Information – Legal Proceedings – Setting of Minimum Services and Emergency Teams in Case of a Strike,” for information on the setting of the Bank’s minimum services and emergency teams in case of a strike by our labor unions.

We have comprehensive personnel training and development programs that include internal courses on operational, technical and commercial matters, as well as participation in external seminars and conferences. In 2019, the total cost of training programs was approximately 0.6% of our consolidated personnel expenses. These expenses were associated with 976 training courses that were attended by 76,009 attendees. In addition, for the year ended December 31, 2019 the Bank granted 176 scholarships to staff members for specialization purposes.

We do not maintain any pension or retirement programs for the vast majority of our employees. We do, however, pay certain long-serving key employees a severance payment upon retirement. Although we have provided productivity bonuses to individual employees on a discretionary basis, we do not maintain a formal profit-sharing plan.

SHARE OWNERSHIP

Mr. Andronico Luksic and Mr. Jean Paul Luksic, members of our board of directors since March 2002 and April 2013, respectively, together with members of their family, control Quiñenco S.A. (“Quiñenco”). As of April 24, 2020, Quiñenco directly and indirectly owns 50% of LQ Inversiones Financieras S.A. (“LQIF”), which in turns owns directly 46.34% of our outstanding shares and 4.81% through Inversiones LQ-SM Ltda. (“LQ-SM”). Quiñenco also directly holds 0.11% of our total common stock.

LQIF and LQ-SM are investment vehicles incorporated under Chilean law through which Quiñenco and Citigroup hold their ownership interests in Banco de Chile. As part of the strategic partnership between Citigroup and Quiñenco, they entered into a framework agreement which was included in our 6-K filed on July 20, 2007. Pursuant to this agreement and following the merger of Citibank Chile into Banco de Chile, Quiñenco and Citigroup became the shareholders of LQIF, the parent corporation of Banco de Chile, among other companies. LQ-SM is an investment vehicle whose major shareholder LQIF owns 99.99% of its shares.

As of April 24, 2020, Citigroup is the owner of 50% of LQIF and Quiñenco, directly and indirectly, owns 50% of LQIF.  Regardless of any increase in participation by Citigroup, however, the framework agreement provides that Quiñenco will remain in control of LQIF and the corporations that are directly or indirectly controlled by LQIF. Accordingly, Quiñenco will maintain the power to elect the majority of the directors of LQIF and Banco de Chile.

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

In view of the cash dividend approved at our annual shareholders’ meeting held on March 28, 2019, SAOS repaid the Central Bank subordinated debt on April 30, 2019. See “Item 4. Information on the Company—History and Development of the Bank—The 1982-1983 Economic Crisis and the Central Bank Subordinated Debt.” As a consequence of such full payment, Sociedad Matriz del Banco de Chile S.A. (“SM-Chile”) is in the process of being liquidated and its shareholders, LQ Inversiones Financieras S.A. and Inversiones LQ SM Ltda, increased their direct shareholdings in our ordinary shares. Similarly, other shareholders of SM-Chile became our direct shareholders, which significantly increased the public float of our stock. As a result of the repayment SAOS was dissolved.

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

In November 1996, pursuant to Law No. 19,396, our shareholders approved a reorganization by which the former Banco de Chile was converted into a holding company named Sociedad Matriz del Banco de Chile S.A (“SM-Chile”). In turn, SM-Chile organized a new wholly owned banking subsidiary named Banco de Chile, to which the former contributed all of its assets and liabilities, other than the Central Bank subordinated debt. In addition, SM-Chile incorporated Sociedad Administradora de la Obligación Subordinada S.A. (“SAOS”), a wholly-owned subsidiary and special purpose legal vehicle created pursuant Law 19,396, whose only business purpose is to repay indebtedness to the Central Bank. In exchange for assuming the Central Bank debt, SAOS received from SM-Chile a certain portion of our shares as collateral, which as of April 30, 2019 represented 28.31% of our shares. Pursuant to applicable law and the bylaws of both SAOS and SM-Chile, the economic rights of our shares held by SAOS belonged to the Central Bank; however, their voting rights were exercised by the shareholders of SM-Chile at Banco de Chile’s shareholders’ meetings. On April 30, 2019, SAOS fully repaid the Central Bank subordinated debt. As a consequence, SAOS was dissolved, SM-Chile is currently in the process of being liquidated, and SM-Chile’s shareholders became our direct shareholders, which significantly increased our public float.

As a result, shares of Banco de Chile owned by SAOS and SM-Chile were distributed as follows:

a)	the shares of Banco de Chile, owned by SAOS, and the proceeds obtained from the liquidation of any assets owned by SAOS at the time of their liquidation, were distributed among series A, B and D shareholders of SM-Chile pro rata based on the participation of each series in the total amount of series A, B and D shares;

b)	the shares of Banco de Chile owned by SM–Chile were distributed in the following proportions:

●	Series A shareholders received one Banco de Chile share for each share they have in SM–Chile.

●	Series D shareholders received one Banco de Chile share for each share they have in SM–Chile.

●	Series E shareholders received one Banco de Chile share for each share they have in SM–Chile.

●	The remaining shares of the Banco de Chile were distributed among the Series B shareholders.

c)	The proceeds of the liquidation of any other asset, after the full payment of any debt of SM-Chile on the date of its dissolution, will be distributed among all the shareholders of SM–Chile, on a pro rata basis.

As a consequence of the distribution of Banco de Chile shares among SM-Chile shareholders, LQ Inversiones Financieras S.A. and Inversiones LQ SM Ltda. increased their direct shareholdings in our ordinary shares from their prior direct shareholdings of 27.18% and 0.29%, respectively, to 46.344% and 4.806% in each case. LQIF and Inversiones LQ-SM Ltda. are vehicles incorporated under Chilean law through which Quiñenco S.A. and Citigroup hold their ownership interests in Banco de Chile. Additionally, Quiñenco S.A. has a direct shareholding of 0.1097% of our total common stock.

Major Shareholders

The following table sets forth certain information regarding the ownership of outstanding shares as of April 24, 2020 for the following:

●	each person or entity who is known by us to own beneficially more than 5% of our outstanding shares and LQIF.

●	our directors and members of our executive management group, as a group.

Ownership in Banco de Chile

(As of April 24, 2020)

Name	Amount Owned	Percentage
LQIF and LQ-SM(1)	51,670,277,343	51.150%
Directors and executive officers as a group(2)	3,885,122,515	3.846%

(1)	LQIF and LQ-SM hold 46.344% and 4.806%, respectively, of our shares. In connection with the framework agreement executed between Citigroup, Inc. and Quiñenco S.A. in July 2007 and following the merger of Citibank Chile into Banco de Chile, Citigroup became a shareholder of LQIF. As of April 24, 2020, Citigroup is the owner of 50 % of LQIF, and Quiñenco directly and indirectly owns 50 % of LQIF. Regardless of any increase in participation by Citigroup, however, the agreement provides that Quiñenco will remain in control of LQIF and the corporations that are directly or indirectly controlled by LQIF. Accordingly, Quiñenco will maintain the right to elect the majority of the directors of LQIF and Banco de Chile. As of December 31, 2019, members of the Luksic family or their affiliates beneficially owned 82.9% of the common shares of Quiñenco S.A. Mr. Andrónico Luksic and Mr. Jean Paul Luksic are members of our board of directors.

(2)	Percentage reflects direct and indirect share ownership, excluding the share ownership of Mr. Andronico Luksic and Mr. Jean Paul Luksic, members of our board of directors, whose direct and indirect ownership is reflected and discussed under the share ownership of LQIF and LQ-SM above.

RELATED PARTY TRANSACTIONS

In the ordinary course of our business, we engage in a variety of transactions with certain of our affiliates and related parties. Financial information concerning these transactions is set forth in Note 39 to our audited consolidated financial statements as of and for the year ended December 31, 2019, appearing elsewhere in this annual report. In accordance with the Chilean Corporations Law, related party transactions in publicly held corporations and its affiliates are defined as every negotiation, act, contract or operation in which the corporation deals with any of the following persons: (i) one or more persons related to the corporation, in accordance with the Chilean Securities Law No. 18,045; (ii) a director, manager, administrator, main executive or liquidator of the corporation, acting on its own behalf or on behalf of third parties, or their respective husband or wife or any other person to which such director, manager, administrator, main executive or liquidator has a second degree relationship with (either by consanguinity or affinity); (iii) companies or corporations in which the persons mentioned in the previous item are owners, directly or through other juridical or natural persons, of 10% or more of its capital, or directors, managers, administrators or main executives; (iv) those established in the bylaws of the corporation or those identified by the directors committee on a well-founded basis, as the case may be, even in the event of those set out at the final paragraph of article 147; or (v) any person who has acted as a director, manager, administrator, main executive or liquidator of the corporation within 18 months of the relevant transaction.

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

On September 25, 2009, we entered into a Master Services Agreement with Citigroup Inc. This agreement regulates and supplements certain reciprocal services that, before the merger between us and Citibank Chile, had been provided pursuant to the terms of certain service agreements then in effect between Citigroup Inc. (and certain of its affiliates) and Citibank Chile, which were assumed, after the merger, by us as legal successor to Citibank Chile. Furthermore, this agreement seeks to foster global connectivity with respect to the banking and financial services referred to in the Global Connectivity Agreement and in the other agreements executed with Citigroup Inc. mentioned above. This agreement had the same term of validity as the aforementioned Cooperation Agreement. On October 22, 2015, we extended the term of the Master Services Agreement with Citigroup for a period of six months, beginning on January 1, 2016. On July 11, 2016, we extended the term of the same agreement for another six month period, beginning on July 1, 2016. On October 22, 2015, we entered into a new Global Connectivity Agreement, a new Cooperation Agreement, and a new Trademark License Agreement with Citigroup Inc., replacing the original agreements subscribed on December 27, 2007, which expired on January 1, 2016. Among other changes, these agreements have an initial duration period of two years beginning on January 1, 2016, and expiring on January 1, 2018. However, the parties may convene before August 31, 2017, to agree on an extension to these agreements for a period of two years commencing on January 1, 2018, until January 1, 2020. In the event that the aforesaid extension is not agreed by the parties, these agreements will be extended once for a period of one year starting on January 1, 2018 until January 1, 2019, date on which they shall terminate without any formality. Four months before the expiration of the extension that is agreed upon until January 1, 2020, the parties may renew the contracts according to the procedure provided in the preceding paragraph. If the extension is not agreed in writing, such agreements shall terminate automatically after a period of one year from the expiration of the last agreed period. The same renewal procedure may be used then as often as agreed by the parties. On August 24, 2017, we agreed to extend the Cooperation Agreement dated October 22, 2015 for a period of two years beginning on January 1, 2018, pursuant to which the parties may agree, to extend for another two-year term to commence on January 1, 2020. As a result of the extension of the Cooperation Agreement, the Global Connectivity Agreement and the Trademark License Agreement, both dated October 22, 2015, and the Master Services Agreement dated January 26, 2017, mentioned below, were extended for the same term of the Cooperation Agreement.

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

On November 29, 2019, we agreed with Citigroup Inc. to extend the Cooperation Agreement and the Global Connectivity Agreement, both dated October 22, 2015. In accordance with this extension, these agreements have a duration period of two years, beginning on January 1, 2020 and expiring on January 1, 2022. However, the parties may convene before August 31, 2021 to agree on an extension to these agreements for a period of two years, commencing on January 1, 2022 until January 1, 2024. In the event that the aforesaid extension is not agreed upon by the parties, these agreements will be extended once for a period of one year, starting on January 1, 2022 until January 1, 2023, the date on which they shall terminate without any formality. The same renewal procedure may be used then as often as agreed by the parties.

In addition, and on the same date, we and Citigroup Inc. entered into an Amended and Restated Trademark License Agreement and an Amended and Restated Master Services Agreement, for the same term as the Cooperation Agreement stated above.

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

In addition to the aforementioned regulation set forth in the Chilean Corporations Law, the CMF provides certain rules on related party transactions in Chapter 12-4 of the Recopilación Actualizada de Normas (“Updated Compilation of Standards”) for purpose of regulatory lending limits. To some extent, such regulation differs from the Chilean Corporations Law in the treatment and definition of related party transactions. Further, in accordance with CMF’s Compendio de Normas Contables (“Compendium of Accounting Standards”), a note addressing our transactions with related parties must be included in our audited consolidated financial statements. Such note has to comply with the aforementioned CMF rules on related parties and must be prepared in accordance with Chilean GAAP as issued by the CMF.

For more information on our transactions with related parties, see Note 39 to our audited consolidated financial statements as of and for the year ended December 31, 2019, appearing elsewhere in this annual report.

Loans to Related Parties

As disclosed in Note 39(c) to our audited consolidated financial statements as of and for the year ended December 31, 2019 appearing elsewhere in this annual report, we incurred an aggregate of Ch$262,064 million in expenses and recorded Ch$217,566 million in income from transactions with related parties in 2019, other than loans.

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

We held an aggregate of Ch$386,509 million in loans (before deducting allowances for loan losses) to related parties, including Ch$213,393 million in collateral pledged by related parties, as of December 31, 2019. See Note 39(a) to our audited consolidated financial statements as of and for the year ended December 31, 2019 appearing elsewhere in this annual report for details concerning on these transactions.

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

Charges brought under Securities Market Law

On January 30, 2014, the SVS (the former capital market regulator before its replacement by the CMF) brought charges against Banchile Corredores de Bolsa S.A. (“Banchile Corredores”) for the alleged infringement of Article 53 second paragraph of Law No. 18,045 (“Ley de Mercado de Valores”), for certain specific transactions performed during the years 2009, 2010 and 2011 related to Sociedad Química y Minera de Chile S.A.’s shares (SQM-B y SQM-A). In this regard, Article 53 second paragraph of Law No. 18,045 provides that “…no person may engage in transactions or induce or attempt to induce the purchase or sale of securities, whether or not governed by this Act, by means of any misleading or deceptive act, practice, mechanism or artifice…”

On October 30, 2014, the SVS imposed a fine of UF 50,000 (approximately U.S.$2 million as of December 31, 2014) on Banchile Corredores, based on alleged infringement of Article 53 second paragraph of Law No. 18,045 for a specific transaction of SQM-A’s shares intermediated by Banchile in 2011. Banchile filed a claim against that fine with the Santiago Civil Courts requesting to void the fine.

On January 16, 2019, Banchile Corredores filed an inapplicability request with the Constitutional Court challenging the enforcement of the then applicable Article 29 of the Decree Law N° 3,538 and requested this court to render such provision as inapplicable in this process, on the grounds that it breaches the Chilean Constitution. During this inapplicability request procedure, proceedings before the Santiago Civil Courts were suspended. On November 14, 2019, the Constitutional Court ruled in favor of Banchile Corredores rendering such provision as inapplicable.

On December 2019, the 22nd Santiago Civil Court issued its judgment on Banchile Corredores’ claim, reducing the fine to an amount of UF 7,500, approximately U.S.$275,000, as of December 2019. Both parties in these proceedings – Banchile Corredores and Consejo de Defensa del Estado (Chilean Defense Board) – challenged this judgment through the procedures of appeal and nullity, both of which are currently pending in the Santiago Court of Appeals.

Banchile Corredores de Bolsa’s attorneys in charge of the claim believe that there are solid grounds to obtain a judgment in favor of Banchile Corredores de Bolsa S.A.

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

Back in the Second Labor Court of Santiago, on August 12, 2019 this court dismissed our claim. Against such judgment, the Bank has filed a nullity proceeding, which is currently in progress as of the date of this annual report before the Santiago Court of Appeals.

Dividends

General

We currently have a single series of common shares and the dividends on our shares are proposed by our board of directors and are approved by our shareholders at the ordinary annual shareholders’ meeting following the year with respect to which the dividends are proposed. Our ordinary annual shareholders’ meeting is required to be held in the first three months of each year. Following shareholder approval, the dividends are declared and paid. Dividends are paid to shareholders of record on the fifth business day preceding the date set for payment of the dividend. The applicable record dates for the payment of dividends to holders of our ADSs are, to the extent practicable, the same. Under the Chilean Corporations Law and regulations issued thereunder, Chilean publicly held corporations are generally required to distribute at least 30% of their consolidated annual earnings as dividends, except to the extent they have accumulated losses. Under the General Banking Act, a Chilean bank may pay dividends upon approval of its shareholders from (i) net earnings of previous fiscal years (i.e., interim dividends are not permitted), (ii) the reserve kept for that purpose or (iii) other funds permitted under Chilean law. In addition, in accordance with the modifications to the General Banking Act introduced in 2019, the amount of the dividends that may be paid by Chilean banks are limited if mandatory additional capital requirements, and/or additional counter-cyclical buffer capital that may be requested by the Central Bank, are not met. However, specific regulations to be issued by the CMF regarding this additional capital have not yet been issued by our regulators. For more information on the timeframe on the modifications to the General Banking Act introduced in 2019 and the phase-in period to implement these capital requirements and to issue specific regulations by the CMF, see “Item 4. Information on the Company – Regulation and Supervision – Modifications to the General Banking Act.”

Until 2019, our dividend distribution was affected to some extent by the rights of SAOS, our affiliate, pursuant to its assumption of the Central Bank indebtedness discussed in “Item 4. Information on the Company—History and Development of the Bank—History—The 1982–1983 Economic Crisis and the Central Bank Subordinated Debt.” Nonetheless, with the full payment of the subordinated debt held by SAOS on April 30, 2019, our dividend distribution no longer depends on this liability.

Cash Dividends

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

In March 2019, our shareholders at the ordinary annual shareholders meeting agreed to the distribution and payment of dividend No. 207 in the amount of Ch$3.52723589646 per ordinary share, with a corresponding charge to our 2018 net distributable income.

In March 2020, our shareholders at the ordinary annual shareholders meeting agreed to the distribution and payment of dividend No. 208 in the amount of Ch$3.47008338564 per ordinary share, with a corresponding charge to our 2019 net distributable income.

The following table sets forth the cash dividends declared per common share during the years ended December 2017, 2018 and 2019:

	As of and for the Year Ended December 31,
	2017	2018	2019	2019
Chile GAAP:	(in Ch$, except percentages)			(in U.S.$)
Dividend payout ratio(1)	59.38%	62.88%	60.09%	–
Dividend per Common Share(2)–for shares not pledged to the Central Bank	2.92	3.15	3.70	0.005
Dividend per Common Share(2)–for shares pledged to the Central Bank(3)	4.87	5.24	3.11	0.004
Average Dividend per Common Share	3.50	3.76	3.53	0.005

(1)	Dividend payout ratio is calculated by dividing the amount of dividends paid by the earnings per share of the prior year.

(2)	Dividends per share are calculated by dividing the amount of the dividend paid during each year by the previous year’s number of shares outstanding.

(3)	Includes additional payments to the Central Bank by amounts of Ch$56,801 million in 2017 and Ch$61,172 million in 2018. The Central Bank subordinated debt was fully paid in April 30, 2019. For more information, see both “Item 4 Information on the Company History and Development of the Bank The 1982-1983 Economic Crisis and the Central Bank Subordinated Debt” and “Item 7. Major Shareholders and Related Party Transactions–Ownership Structure.”

Whether future dividends will be paid will depend upon our earnings, financial condition, capital requirements, governmental regulations and policies and other factors. Accordingly, there can be no assurance that dividends in future years will be paid at a rate similar to dividends paid in past years.

On January 28, 2016, our Board of Directors decided to establish a provision for minimum dividends equivalent to 60% of the distributable net income generated each fiscal year, beginning January 2016 and onwards. On March 14, 2019, our Board of Directors resolved to establish a provision for minimum dividends equivalent to 60% of the distributable net income generated during the course of the year. For that purpose, the distributable net income was defined as the amount resulting from the net income for the relevant period minus the inflation effect (or inflation adjustment) on our paid-in capital and reserves, based on the Consumer Price Index variation between the previous month of calculation and the month of November of the previous year. Lastly, on March 12, 2020, our Board of Directors decided it would, for 2020 and onwards, maintain this net income calculation method to distribute as dividends for 2020, while agreeing to provision a 60% over the net income balance so calculated.

Stock Dividends

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

During 2019, no stocks dividends, in the form of fully paid-in shares, were distributed to our shareholders.

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

During 2019, no stocks dividends, in the form of fully paid-in shares, were paid to our shareholders.

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

The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The Santiago Stock Exchange, which is Chile’s main exchange, had a market capitalization of approximately U.S.$202,481 million as of December 31, 2019. As of the same date, the total annual trading turnover was approximately U.S$41,188 million while the average monthly trading turnover was approximately U.S.$ 3,432 million. The Santiago Stock Exchange was established in 1893 and is a private company whose equity consists of 48,000,000 shares owned by 58 shareholders as of December 31, 2019. As of the same date, 203 companies by means of 225 series of stocks were listed on the Santiago Stock Exchange.

According to information provided by the Santiago Stock Exchange, as of December 30, 2019 (the latest available data), this exchange represented 88.4% of the equity trading in Chile. The remaining amount of equities was traded on the Chilean Electronic Stock Exchange.

In addition, as reported by the Santiago Stock Exchange, the ten largest companies in terms of market capitalization represented approximately 44.6% of the Santiago Stock Exchange’s aggregate market capitalization as of December 31, 2019. As of the same date, the ten most traded companies accounted for approximately 59.2% of the Santiago Stock Exchange’s equity trading. During 2019 approximately 27% of the companies listed on the Santiago Stock Exchange had their shares traded on an average of 70% or more of the exchange’s trading days.

Our ADSs, each representing 200 shares of common stock, without nominal (par) value, have been listed on the NYSE since January 2, 2002 under the symbol “BCH”. JPMorgan Chase Bank is our depositary for purposes of the ADSs. As of December 31, 2019, a maximum of 6,944,579 ADSs were outstanding (equivalent to 1,388,915,800 shares of common stock or 1.37% of the total number of issued shares of common stock as of the same date). Since certain of our ADSs are held by brokers or other nominees, the number of record holders in the United States may not be fully indicative of the number of direct beneficial owners in the United States or of where the beneficial owners of such shares are resident.

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

The table below shows, for the periods indicated, the annual, quarterly and monthly high and low closing prices (in nominal Chilean pesos) of the traded shares of our securities, labeled “Chile” series, on the Santiago Stock Exchange and the Electronic Stock Exchange:

	Santiago Stock Exchange		Electronic Stock Exchange
Period	High	Low	High	Low
	(Ch$ per share of our common stock)(1)
Annual Price History
2014	75.3	66.3	75.8	66.3
2015	74.6	68.1	74.6	67.3
2016	79.3	68.6	80.0	68.7
2017	100.4	76.9	104.0	75.0
2018	105.3	94.6	105.0	99.0
2019	105.5	79.0	106.0	79.0
2020 (through April 24)	88.5	57.0	87.6	59.2
Quarterly Price History
2014
1st Quarter 2014	75.2	66.3	75.8	66.3
2nd Quarter 2014	75.3	69.8	75.5	68.0
3rd Quarter 2014	74.5	70.9	74.4	70.9
4th Quarter 2014	75.3	69.0	75.5	69.0
2015
1st Quarter 2015	73.0	68.9	73.0	68.9
2nd Quarter 2015	72.0	69.4	72.4	68.8
3rd Quarter 2015	73.5	69.1	73.7	68.5
4th Quarter 2015	74.6	68.1	74.6	67.3
2016
1st Quarter 2016	76.3	68.6	76.4	68.7
2nd Quarter 2016	72.5	69.6	73.6	69.5
3rd Quarter 2016	75.7	70.1	75.8	70.1
4th Quarter 2016	79.3	73.7	80.0	73.4
2017
1st Quarter 2017	83.0	76.9	83.0	75.0
2nd Quarter 2017	87.6	80.1	88.0	79.5
3rd Quarter 2017	97.6	86.9	97.9	86.1
4th Quarter 2017	100.4	87.8	104.0	87.5
2018
1st Quarter 2018	105.3	99.0	105.0	99.0
2nd Quarter 2018	102.0	97.4	101.9	97.5
3rd Quarter 2018	103.1	96.6	104.0	96.2
4th Quarter 2018	101.3	94.6	100.9	95.5
2019
1st Quarter 2019	105.5	99.2	106.0	98.8
2nd Quarter 2019	101.9	96.8	101.9	96.8
3rd Quarter 2019	105.0	99.0	104.6	99.7
4th Quarter 2019	103.0	79.0	103.0	79.0
2020
1st Quarter 2020	88.5	57.0	87.6	59.2
2nd Quarter 2020 (through April 24)	78.0	67.7	74.5	62.5
Monthly Price History
November 2019	96.5	81.7	96.4	82.0
December 2019	87.0	79.0	87.0	79.0
January 2020	88.5	77.0	87.6	77.0
February 2020	81.5	72.1	81.9	74.0
March 2020	78.8	57.0	79.0	59.2
April 2020 (through April 24)	78.0	67.7	74.5	62.5

Sources: Santiago Stock Exchange and the Electronic Stock Exchange—Official Quotation Bulletins and Bloomberg.

(1)	Pesos per share reflect nominal price at trade date.

The table below shows the annual, quarterly and monthly high and low closing prices, as reported by the NYSE and Latibex:

	New York Stock Exchange
Period	High	Low
	(U.S.$ per ADS)(1)
Annual Price History
2014	84.91	67.38
2015	71.70	57.48
2016	72.48	56.27
2017	98.14	69.91
2018	105.50	27.88
2019	32.48	19.78
2020 (through April 24)	22.40	13.62
Quarterly Price History
2014
1st Quarter 2014	84.91	70.43
2nd Quarter 2014	82.10	75.39
3rd Quarter 2014	80.65	72.88
4th Quarter 2014	75.94	67.38
2015
1st Quarter 2015	70.22	64.30
2nd Quarter 2015	71.70	64.05
3rd Quarter 2015	66.78	58.60
4th Quarter 2015	66.36	57.48
2016
1st Quarter 2016	65.35	56.27
2nd Quarter 2016	65.86	60.20
3rd Quarter 2016	69.30	63.31
4th Quarter 2016	72.48	66.32
2017
1st Quarter 2017	74.95	69.91
2nd Quarter 2017	79.04	72.70
3rd Quarter 2017	92.99	77.89
4th Quarter 2017	98.14	80.64
2018
1st Quarter 2018	105.50	98.75
2nd Quarter 2018	102.16	92.10
3rd Quarter 2018	95.00	84.54
4th Quarter 2018	91.41	27.88
2019
1st Quarter 2019	32.48	28.74
2nd Quarter 2019	30.08	27.76
3rd Quarter 2019	29.60	27.46
4th Quarter 2019	28.84	19.78
2020
1st Quarter 2020	22.40	13.62
2nd Quarter 2020 (through April 24)	18.30	15.78
Monthly Price History
November 2019	25.96	20.44
December 2019	22.61	19.78
January 2020	22.40	19.57
February 2020	20.68	18.07
March 2020	19.42	13.62
April 2020 (through April 24)	18.30	15.78

Source: Bloomberg.

(1)	One ADS represents 200 shares of common stock since November 23, 2018. Before that date, one ADS represented 600 shares of common stock.

(2)	One Trading Unit represents 600 shares of common stock.

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

We are an open stock corporation and are registered with the Chilean Public Registry of Commerce of Santiago under Page 23,859 Number 18,638 of the year 1996, and authorized to operate as a bank by the CMF. The Chilean Corporations Law, the Securities Market Law and the General Banking Act set forth the rules and requirements for establishing, and operating banks in Chile, as well as shareholder rights in a Chilean bank. Additionally, the operation and the shareholder’s rights are also governed by the bank’s estatutos, which effectively serve as both the articles of incorporation and the bylaws of a company incorporated in the United States. Legal provisions in Chile take precedence over any contrary provision set forth in a corporation’s estatutos. Both the Chilean Corporations Law and our estatutos provide that legal actions by shareholders against us (or our officers or directors) to enforce their rights as shareholders or by one shareholder against another in their capacity as such are to be brought in Chile in arbitration proceedings.

The Chilean securities markets are principally regulated by the CMF under the Securities Market Law and the Chilean Corporations Law. In the case of banks, compliance with these laws is supervised by the CMF. In accordance with recent modifications introduced to the General Banking Law, the CMF assumed all the powers and authorities formerly vested on the Superintendency of Banks and Financial Institutions and replaced it as the Chilean banking regulator as of June 1, 2019. For more information on the timeframe for such replacement and further amendments introduced to the General Banking Act, see “Item 4. Information on the Company—Regulation and Supervision—Modifications to the General Banking Act”

Purpose

Our corporate purpose is to undertake all acts, contracts, business and transactions as the General Banking Act allows banking institutions to undertake, without prejudice to expanding or restricting our scope of action consistent with current legal precepts or such as may be established in the future.

Capitalization

As of April 24, 2020, there are 101,017,081,114 Banco de Chile shares outstanding of our capital stock. All of such shares are fully paid.

Our shares are no par value and full voting rights. There are no legal restrictions on the payment of dividends from our net income, except that we may only pay a single dividend per year (i.e., interim dividends are not permitted). Under the Chilean Corporations Law and regulations issued thereunder, Chilean public corporations are generally required to distribute at least 30% of their consolidated annual earnings as dividends, except to the extent they have accumulated losses. Under the General Banking Act, a Chilean bank may pay dividends upon approval of its shareholders from (i) net earnings of previous fiscal years (i.e., interim dividends are not permitted), (ii) the reserve kept for that purpose or (iii) other funds permitted under Chilean law. In addition, in accordance with the modifications to the General Banking Act introduced in 2019, the amount of dividends that may be paid by Chilean banks are limited if mandatory additional capital requirements, and/or additional counter-cyclical buffer capital that may be requested by the Central Bank, are not met. However, specific regulations to be issued by the CMF regarding this additional capital have not yet been issued by our regulators. For more information on the timeframe on the modifications to the General Banking Act introduced in 2019 and the phase-in period to implement these capital requirements and to issue specific regulations by the CMF, see “Item 4. Information on the Company – Regulation and Supervision – Modifications to the General Banking Act.”

Under Chilean law, the shareholders of a company, acting at an extraordinary shareholders’ meeting, have the power to authorize an increase in the company’s capital. When an investor subscribes for issued shares, the shares are registered in such investor’s name, even if not paid for, and the investor is treated as a shareholder for all purposes, except with regard to receipt of dividends and the return of capital. The investor becomes eligible to receive dividends or the return of capital once it has paid for the shares; if it has paid for only a portion of such shares, it is entitled to reserve a corresponding pro rata portion of the dividends declared with respect to such shares unless the company’s bylaws provide otherwise. If an investor does not pay for shares for which it has subscribed on or prior to the date agreed upon for payment, the company is entitled under Chilean law to auction the shares on a stock exchange and collect the difference, if any, between the subscription price and the auction proceeds. However, until such shares are sold, the subscriber continues to exercise all the rights of a shareholder (except the right to receive dividends or the return of capital). In the case of banks, authorized shares and issued shares that have not been paid for within the period fixed for their payment by the CMF are cancelled and are no longer available for issuance by the company.

The Chilean Corporations Law provides that the purchaser of shares of a company implicitly accepts its bylaws and any agreements adopted at shareholders’ meetings.

Directors

For a description of the provisions of our estatutos relating to our board of directors and our directors/audit committee, see “Item 6. Directors, Senior Management and Employees.”

Ownership Restrictions

Under the Securities Market Law and the regulations of the CMF, shareholders of open stock corporations are required to report the following to the CMF and the Chilean stock exchanges:

●	any direct or indirect acquisition or sale of shares that results in the holder’s acquiring or disposing of, directly or indirectly, 10% or more of an open stock corporation’s share capital; and

●	any direct or indirect acquisition or sale of shares or options to buy or sell shares, in any amount, if made by a holder of 10% or more of an open stock corporation’s capital or if made by a director, liquidator, main officer, general manager or manager of such corporation.

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

According to the regulations of the CMF, Chilean banks that issue ADSs are required to inform the CMF if any person, directly or beneficially, acquires ADSs representing 5% or more of the total amount of shares of capital stock issued by such bank.

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

Title XXV of the Chilean Securities Market Law on tender offers and the regulations of the CMF provide that the following transactions must be carried out through a tender offer:

●	an offer which allows a person to take control of a publicly traded company, unless (i) the shares are being sold by a controlling shareholder of such company at a price in cash which is not substantially higher than the market price and the shares of such company are actively traded on a stock exchange and (ii) those shares are acquired (a) through a capital increase, (b) as a consequence of a merger, (c) by inheritance or (d) through a forced sale;

●	an offer for a controlling percentage of the shares of a listed company if such person intends to take control of the parent company (whether listed or not) of such listed company, to the extent that the listed company represents 75% or more of the consolidated net worth of the parent company; and

●	whenever a controlling shareholder acquires two-thirds of the voting shares of a listed company, such controlling shareholder must offer to purchase the remaining shares from the minority shareholders in a tender offer, unless (i) the controlling shareholder has reached two thirds of the voting shares through a tender offer for all of the shares of the company, or (ii) it reaches such percentage as a result of a reduction of the capital of the company by operation of law.

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

Title XV of the Chilean Securities Market Law sets forth the basis to determine what constitutes a controlling power, a direct holding and a related party. The Chilean Securities Market Law defines control as the power of a person or group of persons acting (either directly or through other entities or persons) pursuant to a joint action agreement to direct the majority of the votes at the shareholders’ meetings of the corporation and to elect the majority of members of its board of directors, or to influence the management of the corporation significantly. Significant influence is deemed to exist in respect of the person or group of persons with an agreement to act jointly that holds, directly or indirectly, at least 25% of the voting share capital, unless:

●	another person or group of persons acting pursuant to joint action agreement, directly or indirectly, controls a stake equal to or greater than the percentage controlled by such person;

●	the person or group does not control, directly or indirectly, more than 40.0% of the voting share capital and the percentage controlled is lower than the sum of the shares held by other shareholders holding more than 5% of the share capital (either directly or pursuant to a joint action agreement); or

●	in cases where the CMF has ruled otherwise, based on the distribution or atomization of the overall shareholding.

According to the Chilean Securities Market Law, a joint action agreement is an agreement among two or more parties which, directly or indirectly, own shares in a corporation at the same time and whereby they agree to participate with the same interest in the management of the corporation or in taking control of the same. The law presumes that such an agreement exists between:

●	a principal and its agents;

●	spouses and relatives within certain degrees of kinship;

●	entities within the same business group; and

●	an entity and its controller or any of the members of the controller.

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

According to Article 96 of the Chilean Securities Market Law, a business group is a group of entities with such ties in their ownership, management or credit liabilities that it may be assumed that the economic and financial action of such members is directed by, or subordinated to, the joint interests of the group, or that there are common credit risks in the credits granted to, or in the acquisition of securities issued by, them. According to the Chilean Securities Market Law, the following entities are part of the same business group:

●	a company and its controller;

●	all the companies with a common controller together with that controller; and

●	all the entities that the CMF declares to be part of the business group due to one or more of the following reasons:

●	a substantial part of the assets of the company is involved in the business group, whether as investments in securities, equity rights, loans or guaranties;

●	the company has a significant level of indebtedness and the business group has a material participation as a lender or guarantor of such indebtedness;

●	the company is a member of a controlling group of any company of those mentioned in the first two bullets above and there are reasons grounded in ties in the ownership, management or credit liabilities to include it in the business group; or

●	the company is controlled by a member of the controller of any of the entities of the business group if the latter is formed by more than one entity and if there is more than one group of controlling entities and there are reasons grounded in ties in the ownership, management or credit liabilities to include it in the business group.

The General Banking Act provides that, as a matter of public policy, no person or company may acquire, directly or indirectly, more than 10% of the shares of a bank without the prior authorization of the CMF, which may not be unreasonably withheld. The prohibition also applies to beneficial owners of ADSs. In the absence of such authorization, any person or group of persons acting in concert would not be permitted to exercise voting rights with respect to the shares or ADSs acquired. In determining whether or not to issue such an authorization, the CMF considers a number of factors enumerated in the General Banking Act, including the financial stability of the purchasing party.

The General Banking Act also requires the prior authorization of the CMF for the following transactions:

●	the merger of two or more banks;

●	the acquisition of all or a substantial portion of a bank’s assets and liabilities by another bank;

●	the control by the same person or controlling group of two or more banks; or

●	a substantial increase in the share ownership by a controlling shareholder of a bank.

Such prior authorization may be granted or rejected by the CMF, which is further authorized to set rules or specific requirements in that regard. For further information, see “Item 4. Information on the Company—Regulation and Supervision— Financial Market Commission.

According to the General Banking Act, a bank may not grant loans to related parties on terms more favorable than those generally offered to non-related parties. Article 84 No. 2 of the General Banking Act and the regulations issued by the CMF provides that a natural person will not be considered related to the bank by the mere fact of owning up to 1% of the shares of such bank. Likewise, a legal person will not be considered to be related to the bank by the mere fact of owning directly, indirectly or jointly with other companies with which it forms a unit of economic interest, up to a 1% of the bank’s shares. The foregoing percentages shall be 5% in the case of shareholders, whether natural or legal persons, of a bank whose shares are traded on a stock exchange. Additionally, the General Banking Act imposes certain restrictions on the amounts and terms of loans made by banks to related parties. These provisions would also apply to beneficial owners of ADSs representing more than 1% or 5%, as applicable, of the shares. For further information, see “Item 4. Information on the Company—Regulation and Supervision— Lending Limits”.

Article 16 bis of the General Banking Act provides that the individuals or legal entities that, individually or with other people, directly control a bank and who individually own more than 10% of its shares must send to the CMF reliable information on their financial situation in the form and in the opportunity set forth in Resolution No. 3,156 of the CMF.

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

Shareholders’ Meetings and Voting Rights

An ordinary annual shareholders’ meeting is held within the first four months of each year. The ordinary annual shareholders’ meeting is the corporate body that approves the annual financial statements, approves all dividends in accordance with the dividend policy determined by our board of directors, elects the members of our board of directors and approves any other matter that does not require an extraordinary shareholders’ meeting. Extraordinary meetings may be called by our board of directors when deemed appropriate, and ordinary or extraordinary meetings must be called by our board of directors when requested by shareholders representing at least 10% of the issued voting shares or by the CMF.

Notice to convene the ordinary annual meeting or an extraordinary meeting is given by means of three notices which must be published in a newspaper of our corporate domicile (currently Santiago, Chile) previously determined by our shareholders at the ordinary annual meeting or, in the event an agreement is not reached in the previous ordinary annual meeting or the newspaper ceases to exist or has its distribution suspended for whatever reason, in the Official Gazette in a prescribed manner, and the first notice must be published not less than 15 calendar days nor more than 20 calendar days in advance of the scheduled meeting. Notice must also be given to the CMF, the Santiago Stock Exchange and the Chilean Electronic Stock Exchange. Currently, we publish our official notices in the El Mercurio newspaper of Santiago.

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

The shareholders’ meetings pass resolutions by the affirmative vote of an absolute majority of those voting shares present or represented at the meeting. Approval by a two-thirds majority of the issued shares, however, is required at any shareholders’ meeting to approve any of the following actions:

●	a change in corporate form, merger or spin-off;

●	an amendment to our term of existence, if any, or our early dissolution;

●	a change in corporate domicile;

●	a decrease of corporate capital previously approved by the CMF, provided it is not reduced below the minimum legal capital;

●	the approval of capital contributions and appraisal of properties other than cash, in those cases where it is permitted by the General Banking Act;

●	a modification of the powers of shareholders or limitations on the powers of our board of directors;

●	a reduction in the number of members of our board of directors;

●	the transfer of 50% or more of the corporate assets or the implementation or amendment of any business plan that contemplates the transfer of more than 50% of our corporate assets or the transfer of 50% or more of the assets of a subsidiary if such subsidiary represents at least 20% of our total corporate assets, as well as transfer of shares of such subsidiary which would make it lose such status;

●	any non-cash distribution in respect of the shares;

●	a change in the manner of distribution of profits established in our bylaws;

●	the granting of guarantees to secure third-party obligations in excess of 50% of our corporate assets, unless granted to a subsidiary;

●	the repurchase of our shares under the conditions set forth in Articles 27A and 27B of the Chilean Corporations Law;

●	the correction of nullity caused by formal defects of any amendments to our bylaws;

●	approval or confirmation of transactions with related parties, as set forth in Articles 44 and 147 of the Chilean Corporations Law; or

●	certain other matters set forth in our bylaws.

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

Our shareholders’ meetings held in 2017 were:

●	The ordinary annual shareholders’ meeting held on March 23, 2017, where our shareholders agreed to the distribution and payment of dividend No. 205, in the amount of Ch$2.92173783704 per Banco de Chile common share, with a charge to 2016 net distributable income of Banco de Chile.

●	The extraordinary shareholders’ meeting held on March 23, 2017, where our shareholders agreed to issue a stock dividend in connection with the capitalization of 40% of our distributable net income obtained during the fiscal year 2016 by means of the issuance of fully paid in shares, without par value, with a value of Ch$73.28 per share, which was distributed among the shareholders in the proportion of 0.02658058439 fully paid in shares for each share held, subject to the exercise of the options established in Article 31 of Law No. 19,396.

Our shareholders’ meetings held in 2018 were:

●	The ordinary annual shareholders’ meeting held on March 22, 2018, where our shareholders agreed to the distribution and payment of dividend No. 206, in the amount of Ch$3.14655951692 per Banco de Chile common share, with a charge to 2017 net distributable income of Banco de Chile.

●	The extraordinary shareholders’ meeting held on March 22, 2018, where our shareholders agreed to issue a stock dividend in connection with the capitalization of 40% of our distributable net income obtained during the fiscal year 2017 by means of the issuance of fully paid in shares, without par value, with a value of Ch$93.73 per share, which was distributed among the shareholders in the proportion of 0.02238030880 fully paid in shares for each share held, subject to the exercise of the options established in Article 31 of Law No. 19,396.

As of April 18, 2019, the following shareholders’ meeting had been held:

●	The ordinary annual shareholders’ meeting held on March 28, 2019, where our shareholders agreed to the distribution and payment of dividend No. 207, in the amount of Ch$3.52723589646 per Banco de Chile common share, with a charge to 2018 net distributable income of Banco de Chile.

As of April 24, 2020, the following shareholders’ meeting had been held:

●	The ordinary annual shareholders’ meeting held on March 26, 2020, where our shareholders agreed to the distribution and payment of dividend No. 208, in the amount of Ch$3.47008338564 per Banco de Chile common share, with a charge to 2019 net distributable income of Banco de Chile.

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

The Central Bank can impose the following limitations on foreign exchange transactions:

●	The Central Bank can require that the transaction of specified foreign exchange operations, such as foreign investments and foreign credits, be reported to it; and

●	The Central Bank can require that the execution of certain foreign exchange operations, such as money transfers to and from Chile, be made only in the Formal Exchange Market. The Formal Exchange Market consists of banks and other entities authorized by the Central Bank.

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

Investment in Our Shares and ADSs

With regard to exchange controls, investments made in shares of our common stock are subject to the following requirements:

●	any foreign investor acquiring shares of our common stock who brought funds into Chile for that purpose must bring those funds through an entity participating in the Formal Exchange Market;

●	any foreign investor acquiring shares of our common stock to be converted into ADSs or deposited into an ADR facility who brought funds into Chile for that purpose must bring those funds through an entity participating in the Formal Exchange Market;

●	in both cases, the entity of the Formal Exchange Market through which the funds are brought into Chile must report such investment to the Central Bank;

●	all remittances of funds from Chile to the foreign investor upon the sale of the acquired shares of our common stock or from dividends or other distributions made in connection therewith must be made through the Formal Exchange Market;

●	all remittances of funds from Chile to the foreign investor upon the sale of shares underlying ADSs or from dividends or other distributions made in connection therewith must be made through the Formal Exchange Market; and

●	all remittances of funds made to the foreign investor must be reported to the Central Bank by the intervening entity of the Formal Exchange Market.

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

TAXATION

Chilean Tax Considerations

The following discussion is based on income tax laws and other applicable regulations and rulings issued by the Chilean Internal Revenue Service (Servicio de Impuestos Internos) that have been enacted in Chile, including its provisions not fully effective as of the date of this annual report. The discussion summarizes the main Chilean income tax consequences for investments in ADSs or shares of common stock held by individuals without domicile or residence in Chile or legal entities that are neither incorporated under the laws of Chile nor permanently located in Chile. We refer to these investors as “foreign holders” hereafter.

For Chilean tax law purposes, until December 31, 2019, an individual holder resides in Chile if he or she has resided in Chile for more than six months within a calendar year or within two consecutive tax years. The Chilean Internal Revenue Service interpreted that the six month period must be uninterrupted. Under new Law No. 21,210 published on February 24, 2020, an individual holder resides in Chile if the individual has resided in Chile for more than 183 days within the last 12 months. On its turn, for Chilean tax law purposes an individual holder is domiciled in Chile if he or she resides in Chile with the real or supposed purpose of staying in the country. Accordingly, the Chilean Internal Revenue Service has interpreted that an individual without residence in Chile may, nonetheless, be considered as domiciled in Chile since the day of entry into the country if he or she intends to stay in Chile and such intention is evidenced, for example, by circumstances such as the acceptance of a job position in Chile or the relocation of his or her family to the country, among other considerations.

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

In August 2018, the Government proposed a new bill to the Chilean Congress seeking to modernize Chilean tax legislation. After almost two years of legislative discussion, Law No. 21,210, which modernizes the local tax system, was passed by the Chilean Congress and enacted by the Chilean Government on February 24, 2020. The new law mainly focuses on: (i) entrepreneurship promotion measures by providing SMEs with a special tax regime based on total integration and a statutory tax rate of 25%, as opposed to large companies and corporations whom will continue to be subject to a semi-integrated system while bearing a statutory corporate tax rate of 27%, (ii) initiatives to promote private investment by introducing instantaneous or accelerated depreciation for fixed-assets, reducing the time frame to receive reimbursements of VAT paid on fixed-assets while reducing or eliminating property taxes paid by elderly people, (iii) increasing taxes paid by high-income individuals by means of adding a new tax bracket of 40%, raising taxes on properties that exceed U.S.$500,000 in assessed value, incorporating a regional green tax of 1% levied on investment projects exceeding U.S.$10 million in capital expenditures that were subject to environmental approval, and lowering tax benefits on capital gains obtained in stock markets, (iv) the creation of a Taxpayer Protection & Advisory Agency, which aims to be a counterpoint to the Chilean Internal Revenue Service on taxation matters, and (v) the introduction of a digital approach, which considers both the compulsory use of electronic bill and invoices, aimed at reducing tax evasion, and the imposition of VAT on digital services rendered from foreign countries.

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

As for dividends distributed by Banco de Chile, in order to determine the amount of the Corporate Tax credit, the following rules apply:

●	In case of dividends distributed from 2017 onwards, the tax credit will be determined by applying the rate of the first category in effect during the year of the corresponding distribution to the gross dividend.

●	The credit will be limited up to the amount of the first category tax effectively paid by the company on its accumulated profits.

All dividends will be attached with a provisional Corporate Tax credit (applying the rate of the first category in effect) that should be confirmed by the company’s taxable income as of December 31st of the year in which the dividend was paid. If such provisional credit is determined to be totally or partially not applicable at the end of the year because retained taxable profits were not enough to cover the distribution, the company will have to pay on behalf of the foreign holders such balance, along with its annual tax return to be filed on April of the following year. Foreign holders shall reimburse the company the excess resulting from the tax difference originated by the provisional credit.

Notwithstanding the above, as of January 1, 2017 onwards Banco de Chile has been subject to a semi-integrated system by which personal or withholding taxes are only triggered upon distribution of taxable profits to the company’s owners or shareholders, with a tax credit of only 65% of the paid Corporate Tax, unless the owner or shareholder is resident in a country party to a Double Taxation Avoidance Treaty with Chile, in which case a tax credit up to 100% of the corporate tax paid by the company can be used against withholding taxes1.

However, in order to provide evidence of their tax residence, foreign holders of our ADSs or of our shares of common stock must send to Banco de Chile a certificate of residence issued by their local tax authority.

In January 2019, the Chilean Internal Revenue Service issued the Exempt Resolution No. 11 which sets forth a procedure for the acceptance of residence certificates that non-resident shareholders must submit and the specific information required in those certificates. However, Law No. 21,210 established a legal rule whereby, in the absence of proof to the contrary, the residence of the non-resident shareholders is accredited in the calendar business year by the issuance of a certificate of residence by the tax authority of the respective country of residence. This certificate must be legalized or apostilled and valid at the moment of the distribution of dividends, otherwise the Tax credit will be 65%.

[1]	In cases where a Double Taxation Avoidance Treaty has only been signed but not yet ratified, Law No. 20.899, enacted on February 8, 2016, established a temporary extension of the use of 100% of corporate tax credit up to 2019. Subsequently, Law No. 21,047 enacted on November 23, 2017 extended the previously mentioned exemption until December 31, 2021. And, finally, Law No. 21,210 further extended this benefit up to 2026, with regard to Double Taxation Treaties signed through January 1, 2020.

In our case, we were permitted to deduct dividends paid to SAOS from our taxable base as long as the subordinated debt existed. In accordance with Law No. 19,396, this benefit expired once we earned sufficient net income in order to distribute enough dividends to SAOS to fully repay the Central Bank subordinated debt. SAOS paid off the Central Bank subordinated debt by the end of April 2019, based on dividends distributed by Banco de Chile to its shareholders with a charge to net distributable income for the year ended December 31, 2018. As such, this deduction from our taxable base was applied until 2018. This effect occurs because the installment to be paid by SAOS, with regard to the Central Bank subordinated debt, is determined at the end of the year only to the extent that we have profits. As a consequence, no more such deductions from the taxable base applies for Banco de Chile since the expiration of such benefit.

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

Stock dividends

Stock dividends (distributions of fully paid-in shares) are free of tax at the moment they are received by the shareholder.

Until 2019, capital gains obtained on the sale of shares received as stock dividends could be eligible for treatment under the art. 107 regime. Nevertheless, since 2020 capital gains associated with the sale of shares obtained as stock dividends are subject to the general tax regime. Therefore, foreign investors will be subject to Chilean Withholding Tax on capital gains arising as a consequence of the sale of shares received as stock dividends. Law No. 21,210 established that the shares will have no acquisition cost for tax purposes and will not be eligible for sale under Article 107 of the Chilean Income Tax Law, being the total amount of the sale price affected by the general tax regime.

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

Capital gain produced in the sale of 104 Bonds should be exempted from Chilean taxes provided that:

i.	They are traded on a Chilean stock exchange in a continuous auction system; or

ii.	They are held for at least one hour (although this timeframe could be modified or even overridden by the Chilean Treasury, in accordance with the change introduced to this regulation by Law No. 21,210).

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

Other Relevant Aspects

Aside from the changes that have been mentioned previously, personal taxes for Chilean residents increased. In fact, a new tax bracket of 40% was added for higher-income individuals, maintaining a bracket of 35% for the immediately lower segment. This modification became effective on January 1, 2020 and will levied on annual personal income exceeding UTA 310 (approximately U.S.$247,400).

Also, starting January 1, 2016, the Stamp Tax rate increased from 0.4% to 0.8%, which mainly affects loans and financing. On April 2, 2020, however, the Chilean Government enacted Law No. 21,225 with the purpose of arranging an Emergency Plan in order to mitigate the effects of COVID-19 on the local economy. This plan is composed of various economic and tax measures to ensure liquidity in the local financial system and financing to SMEs and corporations. One of these measures was a temporary reduction of the Stamp Tax to 0% for all lending operations. This measure will be in force between April and September 2020.

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

The statements of U.S. federal income tax laws set out below are based on the laws in force as of the date of this annual report and may be subject to changes in U.S. federal income tax law occurring after that date, including changes that may have retroactive effect.

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

Dividends paid to corporate U.S. Holders with respect to ADSs or shares of our common stock will not be eligible for the dividends received deduction allowed to corporations under the U.S. Code. Under current law, dividends received by certain non-corporate U.S. Holders (including individuals) with respect to ADSs will be subject to U.S. federal income tax at preferential rates if the dividends constitute “qualified dividend income” for U.S. federal income tax purposes. Dividends paid on the ADSs will be treated as qualified dividend income if:

●	the ADSs are readily tradable on an established securities market in the United States; and

●	we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC.

The ADSs are listed on the NYSE, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Moreover, as discussed below under “—Passive Foreign Investment Companies,” we believe that we will not be treated as a PFIC for U.S. federal income tax purposes with respect to our 2019 and current taxable year, and based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, relevant market and shareholder data and our current business plans, we do not anticipate becoming a PFIC in the future. However, there can be no assurance in this regard because the PFIC determination is made annually and is based on the portion of our assets (including goodwill) and income that is characterized as passive under the PFIC rules and our continued qualification for an exception to the PFIC rules for certain foreign banks.

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

Passive Foreign Investment Companies

Special U.S. federal income tax rules apply to U.S. persons owning ADSs or common shares of a PFIC. A foreign corporation generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying relevant look through rules with respect to the income and assets of subsidiaries, either:

●	at least 75% of its gross income is “passive income”; or

●	on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income.

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

For quantitative and qualitative information related to market risk, see Note 42 to our audited consolidated financial statements as of and for the year ended December 31, 2019 appearing elsewhere in this annual report.

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

Payments by the Depositary

The Depositary has agreed to reimburse us for certain reasonable expenses related to the ADS program, subject to a cap agreed between the Depositary and us.  These reimbursable expenses currently include, but are not limited to, legal fees, NYSE listing fees, investor relations servicing, investor related presentations, ADR-related advertising and public relations in those jurisdictions in which the ADRs may be listed or otherwise quoted for trading, and accountants’ fees in relation to our regulatory filings. During the year ended December 31, 2019, we received gross reimbursements from the depositary for an amount of U.S.$134,998.

Please refer to Exhibits 2.1, 2.2 and 2.3 to this annual report for the remaining information relating to our American Depositary Shares required by Item 12 of Form 20-F.

Part II

Item 13	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15	Controls and Procedures

(a) Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2019.

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

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2019. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO – 2013 framework) in Internal Control-Integrated Framework.

Based on our assessment and those criteria, management believes that the company maintained effective internal control over financial reporting as of December 31, 2019.

(c) Report of Independent Registered Public Accounting Firm on Internal Controls

Ernst & Young Servicios Profesionales de Auditoría y Asesorías SpA (“EY Audit SpA”), the independent registered public accounting firm that has audited our financial statements, has issued an attestation report on our internal control over financial reporting as of December 31, 2019. This attestation report appears on page F-6 of our audited consolidated financial statements as of and for the year ended December 31, 2019.

(d) Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2019 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, EY Audit SpA, during the fiscal years ended December 31, 2017, 2018 and 2019:

	Year ended December 31,
	2017		2018		2019
	(in millions of Ch$)
Audit fees	Ch$	760	Ch$	756	Ch$	723
Audit-related fees		–		–		–
Tax fees		10		42		21
Other fees		101		129		182
Total fees	Ch$	871	Ch$	927	Ch$	926

“Audit fees” in the above table are the aggregate fees billed by EY Audit SpA in connection with the audit of our annual financial statements. This line item includes: (i) the audit of our statutory accounts, and the audit of the consolidated financial statements required by Item 18 of Form 20-F and limited reviews of financial statements, (ii) reviews and issuances of comfort letters and (iii) other local attestation reports required by local regulators.

“Audit-related fees” in the above table are the aggregate fees billed by EY Audit SpA for assurance and related services that are reasonably related to the performance of the audit or review of the Bank’s financial statements and are not reported under “audit fees.” Services such as (i) attestation reports not required by statute or regulations and (ii) merger and acquisition due diligence are included in this line item. During 2017, 2018 and 2019, there were no such services rendered.

“Tax fees” in the above table are the aggregate fees billed by EY Audit SpA for permitted tax advisory and tax compliance services.

“All Other fees” in the above table are fees incurred in 2017, 2018 and 2019 related to certain consulting services such as: (i) operational risk assessment, (ii) foreign regulations compliance, and (iii) advisory services.

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

Mr. Figueroa serves on our directors/audit committee in reliance upon the exemption from the independence requirements contained in Rule 10A-3(b)(1)(iv)(D). We do not believe that such reliance would materially adversely affect the ability of the directors/audit committee to act independently and to satisfy the other requirements of Rule 10A-3.

Item 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

We did not make any purchases of our previously issued shares during the fiscal year ended December 31, 2019.

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

Consolidated Financial Statements

BANCO DE CHILE AND SUBSIDIARIES

December 31, 2018 and 2019

Ch$ or CLP	=	Chilean pesos
MCh$	=	Millions of Chilean pesos
US$ or USD	=	U.S. dollars
ThUS$	=	Thousands of U.S. dollars
JPY	=	Japanese yen
EUR	=	Euro
HKD	=	Hong Kong dollars
CHF	=	Swiss franc
PEN	=	Peruvian sol
AUD	=	Australian dollar
NOK	=	Norwegian krone
UF or CLF	=	Unidad de fomento
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

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Banco de Chile

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Banco de Chile and subsidiaries (the “Bank”) as of December 31, 2019 and 2018, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements“). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Bank as of December 31, 2019 and 2018, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Bank's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 29, 2020 expressed an unqualified opinion thereon.

Basis for Opinion

These consolidated financial statements are the responsibility of the Bank‘s management. Our responsibility is to express an opinion on the Bank‘s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Bank in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical audit matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for loan losses

Description of the matter

At December 31, 2019, the Bank’s allowance for individual and grouped loan losses (ALL) was Ch$ 98,647 million and Ch$ 550,586 million, respectively. As discussed in Note 2 (i) (vii) to the consolidated financial statements, the allowance is calculated using an expected credit loss model (ECL). This allowance represents a probability-weighted amount, which is determined by evaluating a range of possible outcomes and reasonable and supportable information about past events, current conditions and forecasts of future market and economic conditions (Forward looking information – FLI). The allowance is based on the ECL associated with the probability of default in the next twelve months unless there has been a significant increase in risk (SIR) since origination or there is objective evidence of impairment. In those cases, the allowance is based on the change in the ECL over the life of the financial instrument.

Auditing the allowance for loan losses involves increased complexity, as the process for the assessment of indicators of impairment includes multiple variables, estimates and involves significant judgment, including SIR and the FLI. Significant assumptions and judgments with respect to the estimation of the allowance for credit losses includes the determination of significant changes in credit risk (SIR) and the forecast of multiple alternative economic scenarios and the probability weighting of those scenarios (FLI).

How we addressed the matter in our audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of the Bank’s controls, including those related to information systems used in the determination of the allowance for credit losses. This included testing controls over the identification of indicators of impairment, the determination of significant changes in credit risk, and management’s review and approval of models used to calculate the ALL, including the data inputs and outputs of those models; testing controls over the risk-rating process, and the governance and oversight controls over the review of the overall ECL.

To test the ALL for grouped and individual loans, our audit procedures included, among others, involving our credit risk modelling specialists to assist in assessing whether the methodology and assumptions used to estimate ECL are consistent with the requirements of IFRS, assessing significant changes in credit risk triggers, evaluating management’s forecasting methodology and comparing management’s forward-looking information to publicly available information from independent sources; evaluating the scenario probability weights used in the ECL models and performing independent recalculations and testing the completeness and accuracy of data used in the measurement of the ECL. We also assessed the adequacy of the related financial statements’ disclosures.

Performance Obligations in Strategic Alliance Framework

Description of the matter

As described in note 26 to the consolidated financial statements pursuant to the Strategic Alliance Framework Agreement which establishes the general terms and conditions pursuant to which the Bank granted, for a period of 15 years, exclusive access to the insurance companies Chubb Seguros Chile S.A. and Chubb Seguros de Vida S.A. (the Insurance Companies) to provide insurance to clients of the Bank, through the subsidiary Banchile Corredores de Seguros Ltda., as well as granting access to existing clients of the Bank. On June 04, 2019, the Bank received an initial payment from the Insurance Companies for an amount of Ch$ 149,061 million. The related income is recognized either at the time of providing access to existing clients to the Insurance Companies or over time, depending on compliance with the associated performance obligations. Identifying the related performance obligations required significant judgement by management in interpreting the agreement, as it is an unusual transaction and includes non-standard clauses, as well as the applicable provisions of IFRS 15 “Revenue from Contracts with Customers”.

Auditing the identification of the performance obligations and the pattern to recognize the revenue from this unusual transaction also involved significant judgment and complexity, and in interpreting the applicable provisions of IFRS 15 “Revenue from Contracts with Customers”.

How we addressed the matter in our audit

We obtained an understanding of the transaction, evaluated the design and tested the operating effectiveness of the Bank’s controls over its assessment of the accounting policy related to this agreement, the identification of distinct performance obligations and the determination of the timing of revenue recognition.

To test the identification of the performance obligations and the estimation of the timing of their fulfillment, our audit procedures included, among others, obtaining and reading the Strategic Alliance Framework Agreement and minutes of board of directors’ meetings; assessing the applicable provisions of IFRS 15; evaluating management´s computation of the amount of each performance obligation and testing the related underlying data. We also evaluated the related disclosures in the financial statements.

/s/ EY Audit SpA

We have served as the Bank´s auditor since 2002.

Santiago, Chile

April 29, 2020

EY Chile Avda. Presidente Riesco 5435, piso 4, Santiago	Tel: +56 (2) 2676 1000 www.eychile.cl

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Banco de Chile

Opinion on Internal Control over Financial Reporting

We have audited Banco de Chile and subsidiaries’ internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Banco de Chile and subsidiaries (the “Bank”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Bank as of December 31, 2019 and 2018, the related consolidated statements of comprehensive income, changes in equity and cash flows, for each of the three years in the period ended December 31, 2019, and the related notes and our report dated April 29, 2020 expressed an unqualified opinion thereon.

Basis for Opinion

The Bank’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Bank’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Bank in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ EY Audit SpA

Santiago, Chile

April 29, 2020

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2018 and 2019

(Expressed in millions of Chilean pesos unless otherwise specified)

		2018	2019	2019
ASSETS	Notes	MCh$	MCh$	ThUS$
Cash and due from banks	6	880,081	2,392,166	3,181,580
Transactions in the course of collection	6	289,194	331,420	440,787
Financial assets held-for-trading	7	1,745,366	1,872,355	2,490,231
Investment under resale agreements	8	97,289	142,329	189,298
Derivative instruments	9	1,513,947	2,786,215	3,705,665
Loans and advances to banks	10	1,494,384	1,140,081	1,516,307
Loans to customers at amortized cost	11	27,341,254	29,384,039	39,080,756
Financial assets at fair value through other comprehensive income	12	1,053,191	1,366,343	1,817,236
Investments in other companies	13	42,252	48,442	64,428
Intangible assets	14	85,471	91,717	121,984
Property and equipment	15	215,872	220,262	292,948
Leased assets	15	—	150,665	200,384
Investments properties	16	13,938	13,190	17,543
Current tax assets	17	677	357	475
Deferred tax assets, net	17	176,823	231,293	307,620
Other assets	18	651,691	843,000	1,121,190
TOTAL ASSETS		35,601,430	41,013,874	54,548,432
LIABILITIES
Current accounts and other demand deposits	19	9,584,488	11,326,133	15,063,751
Transactions in the course of payments	6	44,436	98,869	131,496
Obligations under repurchase agreements	8	303,820	308,734	410,616
Saving accounts and time deposits	20	10,656,174	10,856,618	14,439,296
Derivate instruments	9	1,528,234	2,818,421	3,748,499
Borrowings from financial institutions	21	1,516,759	1,563,277	2,079,158
Debt issued	22	7,475,552	8,813,414	11,721,836
Other financial obligations	23	118,014	156,229	207,785
Lease liabilities	15	—	146,013	194,197
Current tax liabilities	17	4,907	76,289	101,464
Provisions	24	203,946	203,374	270,487
Employee benefits	25	92,579	109,075	145,070
Other liabilities	26	398,805	631,667	840,117
TOTAL LIABILITIES		31,927,714	37,108,113	49,353,772
EQUITY
Attributable to equity holders of the parent:
Capital		2,418,833	2,418,833	3,217,047
Reserves		860,034	954,470	1,269,445
Other comprehensive income		(28,334)	(44,101)	(58,654)
Retained earnings:
Retained earnings from previous periods		(1,989)	150,716	200,452
Income for the year		603,633	603,744	802,979
Less:
Provisions for minimum dividend		(178,462)	(177,902)	(236,610)
SUBTOTAL EQUITY		3,673,715	3,905,760	5,194,659
Non-controlling interest		1	1	1
TOTAL EQUITY	28	3,673,716	3,905,761	5,194,660
TOTAL LIABILITIES AND EQUITY		35,601,430	41,013,874	54,548,432

The accompanying notes 1 to 44 are an

integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

As of December 31, 2017, 2018 and 2019

(Expressed in millions of Chilean pesos unless otherwise specified)

		2017	2018	2019	2019
	Notes	MCh$	MCh$	MCh$	ThUS$

A. CONSOLIDATED STATEMENT OF INCOME
Interest revenue	29	1,886,700	2,000,617	2,113,548	2,811,018
Interest expense	29	(652,005)	(679,640)	(742,270)	(987,219)
Net interest income		1,234,695	1,320,977	1,371,278	1,823,799

Income from fees and commissions	30	471,702	505,114	589,172	783,598
Expense from fees and commissions	30	(124,028)	(145,159)	(131,870)	(175,387)
Net fees and commissions income		347,674	359,955	457,302	608,211

Net financial operating income	31	(29,661)	117,142	113,437	150,871
Foreign exchange transactions, net	32	104,875	2,701	30,886	41,078
Other operating income	37	29,959	45,295	32,315	42,979
Total operating revenues		1,687,542	1,846,070	2,005,218	2,666,938

Provision for loan losses	33	(221,255)	(249,771)	(331,601)	(441,029)
OPERATING REVENUES, NET OF PROVISIONS FOR LOAN LOSSES		1,466,287	1,596,299	1,673,617	2,225,909

Personnel expenses	34	(409,331)	(440,630)	(475,599)	(632,546)
Administrative expenses	35	(311,455)	(331,477)	(329,705)	(438,507)
Depreciation and amortization	36	(37,536)	(37,681)	(70,541)	(93,820)
Impairment property and equipment	36	(166)	(334)	(2,555)	(3,398)
Other operating expenses	38	(25,868)	(29,586)	(23,850)	(31,721)
TOTAL OPERATING EXPENSES		(784,356)	(839,708)	(902,250)	(1,199,992)

NET OPERATING INCOME		681,931	756,591	771,367	1,025,917

Income attributable to associates	13	5,511	6,811	6,039	8,032
Income before income taxes		687,442	763,402	777,406	1,033,949
Income taxes	17	(115,361)	(159,768)	(173,661)	(230,969)
NET INCOME FOR THE YEAR		572,081	603,634	603,745	802,980

Attributable to:
Equity holders of the parent		572,080	603,633	603,744	802,979
Non-controlling interest		1	1	1	1

Net income per share from continued operations attributable to equity holders of the parent:	28	Ch$	Ch$	Ch$	US$
Basic net income per share		5.66	5.98	5.98	0.01
Diluted net income per share		5.66	5.98	5.98	0.01

The accompanying notes 1 to 44 are an

integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

As of December 31, 2017, 2018 and 2019

(Expressed in millions of Chilean pesos unless otherwise specified)

		2017	2018	2019	2019
	Notes	MCh$	MCh$	MCh$	ThUS$
B. CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME

NET INCOME FOR THE YEAR		572,081	603,634	603,745	802,980

Other comprehensive income that will be reclassified subsequently to profit or loss

Net unrealized gains (losses):
Net change in unrealized gains (losses) on financial instruments at fair value through OCI	12	4,775	(13,878)	15,969	21,239
Gains and losses on derivatives held as cash flow hedges	9	14,979	(30,943)	(37,546)	(49,936)
Cumulative translation adjustment		—	—	—	—
Subtotal Other comprehensive income before income taxes		19,754	(44,821)	(21,577)	(28,697)

Income tax		(5,120)	12,112	5,810	7,727

Total other comprehensive income items that will be reclassified subsequently to profit or loss		14,634	(32,709)	(15,767)	(20,970)

Other comprehensive income that will not be reclassified subsequently to profit or loss

Actuarial gains (losses)		164	(127)	(247)	(329)

Subtotal other comprehensive income before income taxes		164	(127)	(247)	(329)

Income taxes		(45)	35	66	88

Total other comprehensive income items that will not be reclassified subsequently to profit or loss		119	(92)	(181)	(241)

Subtotal other comprehensive income		14,753	(32,801)	(15,948)	(21,211)

TOTAL CONSOLIDATED COMPREHENSIVE INCOME		586,834	570,833	587,797	781,769

Attributable to:
Equity holders of the parent		586,833	570,832	587,796	781,768
Non-controlling interest		1	1	1	1

The accompanying notes 1 to 44 are an

integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

for the years ended December 31, 2017, 2018 and 2019

(Expressed in millions of Chilean pesos unless otherwise specified)

			Reserves		Other comprehensive income			Retained earnings
		Paid-in capital	Other reserves	Reserves from earnings	Unrealized gains (losses) on financial assets at FV through OCI	Cumulative translation adjustment	Cash flow hedge adjustment	Retained earnings from previous periods	Income for the year	Provision for minimum dividends	Attributable to equity holders of the parent	Non-controlling interest	Total equity
	Notes	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2017		2,138,047	98,970	610,801	6,045	—	(20,552)	64,986	575,051	(165,675)	3,307,673	1	3,307,674
Capitalization of retained earnings		133,354	—	—	—	—	—	—	(133,354)	—	—	—	—
Retention (release) earnings		—	—	99,663	—	—	—	—	(99,663)	—	—	—	—
Defined benefit plans adjustment		—	123	—	—	—	—	—	—	—	123	—	123
Dividends distributions and paid	28	—	—	—	—	—	—	—	(342,034)	165,675	(176,359)	(1)	(176,360)
Valuation adjustment on financial assets at FV through OCI (net)		—	—	—	3,476	—	—	—	—	—	3,476	—	3,476
Cash flow hedge adjustment, net		—	—	—	—	—	11,158	—	—	—	11,158	—	11,158
Income for the year	28	—	—	—	—	—	—	—	572,080	—	572,080	1	572,081
Provision for minimum dividends		—	—	—	—	—	—	—	—	(172,804)	(172,804)	—	(172,804)
Balances as of December 31, 2017		2,271,401	99,093	710,464	9,521	—	(9,394)	64,986	572,080	(172,804)	3,545,347	1	3,545,348
Impact of adopting IFRS 9	5	—	—	—	4,249	—	—	(66,975)	—	—	(62,726)	—	(62,726)
Balances as of January 1, 2018		2,271,401	99,093	710,464	13,770	—	(9,394)	(1,989)	572,080	(172,804)	3,482,621	1	3,482,622
Capitalization of retained earnings		147,432	—	—	—	—	—	—	(147,432)	—	—	—	—
Retention (release) earnings		—	—	50,569	—	—	—	—	(50,569)	—	—	—	—
Dividends distributions and paid	28	—	—	—	—	—	—	—	(374,079)	172,804	(201,275)	(1)	(201,276)
Defined benefit plans adjustment		—	(92)	—	—	—	—	—	—	—	(92)	—	(92)
Valuation adjustment on financial assets at FV through OCI (net)	28	—	—	—	(10,121)	—	—	—	—	—	(10,121)	—	(10,121)
Cash flow hedge adjustment, net	28	—	—	—	—	—	(22,589)	—	—	—	(22,589)	—	(22,589)
Income for the year	28	—	—	—	—	—	—	—	603,633	—	603,633	1	603,634
Provision for minimum dividends	28	—	—	—	—	—	—	—	—	(178,462)	(178,462)	—	(178,462)
Balances as of December 31, 2018		2,418,833	99,001	761,033	3,649	—	(31,983)	(1,989)	603,633	(178,462)	3,673,715	1	3,673,716
Restated balances as of January 1, 2019		2,418,833	99,001	761,033	3,649	—	(31,983)	(1,989)	603,633	(178,462)	3,673,715	1	3,673,716
Capitalization of retained earnings	28	—	—	—	—	—	—	152,705	(152,705)	—	—	—	—
Retention (release) earnings		—	—	94,617	—	—	—	—	(94,617)	—	—	—	—
Defined benefit plans adjustment	28	—	(181)	—	—	—	—	—	—	—	(181)	—	(181)
Dividends distributions and paid	28	—	—	—	—	—	—	—	(356,311)	178,462	(177,849)	(1)	(177,850)
Valuation adjustment on financial assets at FV through OCI (net)	28	—	—	—	11,641	—	—	—	—	—	11,641	—	11,641
Cash flow hedge adjustment, net	28	—	—	—	—	—	(27,408)	—	—	—	(27,408)	—	(27,408)
Income for the year	28	—	—	—	—	—	—	—	603,744	—	603,744	1	603,745
Provision for minimum dividends	28	—	—	—	—	—	—	—	—	(177,902)	(177,902)	—	(177,902)
Balances as of December 31, 2019		2,418,833	98,820	855,650	15,290	—	(59,391)	150,716	603,744	(177,902)	3,905,760	1	3,905,761

The accompanying notes 1 to 44 are an

integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2017, 2018 and 2019

(Expressed in millions of Chilean pesos unless otherwise specified)

		2017	2018	2019	2019
	Notes	MCh$	MCh$	MCh$	ThUS$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the year		572,081	603,634	603,745	802,980
Items that do not represent cash flows:
Depreciation and amortization	36	37,536	37,681	70,541	93,819
Impairment property and equipment	36	166	334	2,555	3,398
Provision for loan losses	33	271,442	309,861	376,153	500,283
Provisions for contingent loan risks	33	(710)	2,041	(45)	(60)
Fair value adjustment of financial assets held-for-trading		1,614	(663)	294	391
Provision for deferred income taxes	17	14,314	11,435	(58,733)	(78,115)
Income attributable to associates	13	(5,511)	(6,811)	(6,039)	(8,032)
Net gain on sales of assets received in lieu of payment	37	(1,941)	(3,650)	(2,560)	(3,405)
Net gain loss on sales of property and equipment		(623)	(3,632)	(90)	(120)
Other charges (credits) to income that do not represent cash flows		543	(4,990)	9,477	12,604
Net changes in exchange rate, interest and fees accrued on assets and liabilities		(15,920)	43,982	146,774	195,209

Changes in assets and liabilities that affect operating cash flows:
(Increase) decrease in loans and advances to banks, net		413,570	(734,330)	354,308	471,229
(Increase) decrease in loans to customers at amortized cost		(462,358)	(2,686,038)	(2,342,112)	(3,115,008)
(Increase) decrease in financial assets held-for-trading, net		(110,935)	(121,167)	149,292	198,558
(Increase) decrease in other assets and liabilities		12,958	(155,624)	129,119	171,729
Increase (decrease) in current accounts and other demand deposits		594,306	668,521	1,738,840	2,312,656
Increase (decrease) in transactions from reverse repurchase agreements		(20,474)	98,570	1,711	2,276
Increase (decrease) in saving accounts and time deposits		(441,174)	579,827	184,946	245,978
Proceeds from sale of assets received in lieu of payment		13,679	26,274	30,795	40,957
Total cash flows from operating activities		872,563	(1,334,745)	1,388,971	1,847,327

CASH FLOWS FROM INVESTING ACTIVITIES:
(Increase) decrease in financial assets at fair value through other comprehensive income		(1,142,796)	464,060	(301,175)	(400,563)
Payments for lease agreements	15	―	―	(29,374)	(39,067)
Net changes in leased assets	15	―	―	(1,725)	(2,294)
Purchases of property and equipment	15	(23,224)	(28,065)	(43,512)	(57,871)
Proceeds from sales of property and equipment		652	3,640	92	122
Purchases of intangible assets	14	(18,779)	(23,512)	(20,928)	(27,834)
Investments in other companies	13	―	―	(671)	(892)
Dividends received from investments in other companies	13	484	411	552	734
Total cash flows from investing activities		(1,183,663)	416,534	(396,741)	(527,665)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of mortgage financial bonds		(5,818)	(4,388)	(3,268)	(4,346)
Proceeds from bond issuances	22	1,399,001	2,157,587	2,625,176	3,491,483
Redemption from bond issuances		(1,024,758)	(1,436,232)	(1,546,572)	(2,056,940)
Dividends paid	28	(342,034)	(374,079)	(356,311)	(473,893)
Increase (decrease) in borrowings from foreign financial institutions		154,552	320,635	44,755	59,524
Increase (decrease) in other financial obligations		(44,938)	(8,753)	42,664	56,743
Increase (decrease) in borrowings from Central Bank of Chile		(2)	(1)	―	―
Other long-term borrowings		8	15	―	―
Payment of other long-term borrowings		(3,349)	(9,814)	(4,005)	(5,326)
Total cash flows from financing activities		132,662	644,970	802,439	1,067,245

TOTAL NET POSITIVE (NEGATIVE) CASH FLOWS FOR THE YEAR		(178,438)	(273,241)	1,794,669	2,386,907
Net effect of exchange rate changes on cash and cash equivalents		(38,374)	116,121	34,299	45,618
Cash and cash equivalents at beginning of year		1,655,210	1,438,398	1,281,278	1,704,099
Cash and cash equivalents at end of year	6	1,438,398	1,281,278	3,110,246	4,136,624
Supplemental disclosure of cash flow information:
Cash received (paid ) during the year for:
Income taxes (paid) received		13,851	20,513	(6,514)	(8,664)
Interest received		1,928,523	1,881,766	2,010,563	2,674,048
Interest paid		(753,379)	(400,686)	(460,115)	(611,953)

The accompanying notes 1 to 44 are an

integral part of these consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Company Information:

Banco de Chile, resulting from the merger of Banco Nacional de Chile, Banco Agrícola and Banco de Valparaíso, was formed on October 28, 1893 in the city of Santiago, in the presence of the Notary Eduardo Reyes Lavalle.

Banco de Chile (“Banco de Chile” or the “Bank”) is a Corporation organized under the laws of the Republic of Chile, regulated by the Commission for Financial Market (“CMF”). Banco de Chile also complies with the regulations published by the United States Securities and Exchange Commission (“SEC”) from which the Bank is also subject to its supervision since 2001, due to its registration in the New York Stock Exchange (“NYSE”) through its American Depositary Receipt (“ADR”) program.

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

The consolidated financial statements of the Bank for the year ended December 31, 2019 were authorized for issuance in accordance with the directors’ resolution on April 29, 2020.

2.	Summary of Significant Accounting Policies:

(a)	Basis of preparation:

The Bank’s consolidated financial statements for the years 2017, 2018 and 2019 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Bank presents its statement of financial position broadly in order of liquidity. An analysis regarding recovery or settlement is presented in note No. 41.

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

The financial statements of Banco de Chile as of and for the years ended December 31, 2018 and 2019 have been consolidated with those of its subsidiaries. The financial statements of the bank’s subsidiaries are prepared for the same reporting year as for Banco de Chile, using consistent accounting policies.

(i)	Subsidiaries

Consolidated financial statements as of December 31, 2018 and 2019 incorporate financial statements of the Bank and its subsidiaries. According IFRS 10 –“Consolidated Financial Statements”, control requires exposure or rights to variable returns and the ability to affect those returns through power over an investee. Specifically the Bank has power over the investee when it has existing rights that give it the ability to direct the relevant activities of the investee.

When the Bank has less than a majority of the voting rights of an investee, but these voting rights are enough to have the ability to direct the relevant activities unilaterally, then the Bank has control. The Bank considers all factors and relevant circumstances to evaluate if its voting rights are enough to obtain control, which includes:

●	The amount of voting rights that the Bank has, related to the amount of voting rights of the other stakeholders.

●	Potential voting rights maintained by the Bank, other holders of voting rights or other parties.

●	Rights that emanated from other contractual arrangements.

●	Any additional circumstance that indicate that the Bank has or does not have the ability to manage the relevant activities when decisions need to be made, including voting behavior patterns in previous shareholders meetings.

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

The following table details the entities in which the Bank, directly or indirectly – owns a controlling interest and that are therefore consolidated in these financial statements:

			Functional	Interest Owned
RUT	Subsidiaries	Country	Currency	Direct		Indirect		Total
				2018	2019	2018	2019	2018	2019
				%	%	%	%	%	%
96,767,630-6	Banchile Administradora General de Fondos S.A.	Chile	Ch$	99.98	99.98	0.02	0.02	100.00	100.00
96,543,250-7	Banchile Asesoría Financiera S.A.	Chile	Ch$	99.96	99.96	—	—	99.96	99.96
77,191,070-K	Banchile Corredores de Seguros Ltda.	Chile	Ch$	99.83	99.83	0.17	0.17	100.00	100.00
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Ch$	99.70	99.70	0.30	0.30	100.00	100.00
96,932,010-K	Banchile Securitizadora S.A.	Chile	Ch$	99.01	99.01	0.99	0.99	100.00	100.00
96,645,790-2	Socofin S.A.	Chile	Ch$	99.00	99.00	1.00	1.00	100.00	100.00

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

Investments defined as a “Joint Venture” will be registered according to the equity method.

Investments in other companies that, for their characteristics, are defined as “Joint Ventures” include the following:

●	Artikos Chile S.A.

●	Servipag Ltda.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(b)	Basis of consolidation, continued:

(iii)	Structured entities

Special purpose entities (“SPEs”) are generally created to comply with a specific and well-defined objective, such as securitizing specific assets or carrying out a specific loan transaction. An SPE is consolidated if, based on an assessment of its relationship with the Bank and the risks and benefits over the SPE, the Bank concludes that it has control of the SPE.

As of December 31, 2018 and 2019, the Bank does not control and therefore does not consolidate any SPEs.

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

According to IFRS 10, for consolidation purposes, it is necessary to evaluate the role of the Bank and its subsidiaries in the funds that it manages, determining its role of Agent or Principal. When assessing whether an investor controls an investee, an investor with decision-making rights must determine whether it acts as a Principal or as an Agent for other parties. A number of factors are considered in making this assessment, including the following:

●	Scope to make decision over the investee.

●	Rights held by other parties.

●	Remuneration according to compensation arrangements.

●	Exposition of the decision maker to the variability of returns from other interests that keeps the investee.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(e)	Presentation and functional currency:

The items included in the financial statements of each of the entities of Banco de Chile and its subsidiaries are valued using the currency of the primary economic environment in which it operates (functional currency). The functional currency of Banco de Chile is the Chilean peso, which is also the currency used to present the entity’s consolidated financial statements.

(f)	Transactions in foreign currency:

Transactions in currencies other than the functional currency are considered to be in foreign currency and are initially recorded at the exchange rate of the functional currency on the transaction date. Monetary assets and liabilities denominated in foreign currencies are converted using the exchange rate of the functional currency as of the date of the Statement of Financial Position, for profit or loss the exchange rate corresponding to each month-end is applied. All differences are recorded as a charge or credit to income.

Assets and liabilities in foreign currencies are shown at their equivalent value in Chilean pesos, calculated using the following exchange rates as of December 31, 2018 and 2019: Ch$693.60 and Ch$751.88 to US$1, Ch$6.29 and Ch$6.91 per JPY1, Ch$793.96 and Ch$843.31 per EUR1.

The gain of MCh$30,886 (MCh$2,701 in 2018) for net foreign exchange income shown in the Consolidated Statement of Income includes recognition of the effects of exchange rates variations on assets and liabilities in foreign currency or indexed to exchange rates, and the result of foreign exchange transactions conducted by the Bank and its subsidiaries.

(g)	Use of estimates and judgment:

Preparing Consolidated Financial Statements requires management to make judgments, estimations and assumptions that affect the application of accounting policies and the valuation of assets, liabilities, income and expenses presented. Actual results could differ from these estimated amounts.

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

Some accounting matters particularly involve uncertainties and therefore require a considerable degree of estimation and critical judgment when applying accounting policies. Details on the use of estimates and judgment and their effect on the amounts recognized in the financial statements are included in the following notes:

-	Impairment of loans (Notes No. 10, No. 11 and No. 33)

-	Impairment of instruments at fair value through OCI (Note No. 12)

-	Impairment of contingent loan risks (Note No. 24)

-	Useful lives of intangible assets, property and equipment and leased assets and lease liabilities and investment properties (Notes No. 14, No. 15 and No. 16)

-	Goodwill valuation (Note No. 14)

-	Deferred taxes and income taxes (Note No. 17)

-	Provisions (Note No. 24)

-	Employee benefits (Note No. 25)

-	Commitments and contingencies (Note No. 27)

-	Fair value of financial assets and liabilities (Note No. 40)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(h)	Financial asset and liability valuation criteria:

Measurement is the process of determining the monetary amounts at which the elements of the financial statements are to be recognized and carried in the Consolidated Statement of Financial Position and the Consolidated Statement of Other Comprehensive Income. This involves selecting the particular basis or method of measurement.

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

When the Bank transfers a financial asset, it assesses to what extent it has retained the risks and rewards of ownership. In this case:

(a)	If substantially all risks and rewards of ownership of the financial asset have been transferred, it is derecognized and any rights or obligations created or retained upon transfer are recognized separately as assets or liabilities.

(b)	If substantially all risks and rewards of ownership of the financial asset have been retained, the Bank continues to recognize it.

(c)	If substantially all risks and rewards of ownership of the financial asset are neither transferred nor retained, the Bank will determine if it has retained control of the financial asset. In this case:

(c.i)	If it has not retained control, the financial asset will be derecognized and any rights or obligations created or retained upon transfer will be recognized separately as assets or liabilities.

(c.ii)	If the entity has retained control, it will continue to recognize the financial asset to the extent of its continuing involvement in the financial asset.

A financial liability is derecognized when the obligation under the liability is discharged or canceled or expires.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(h)	Financial asset and liability valuation criteria, continued:

(ii)	Derecognition of financial assets and liabilities, continued:

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

(iv)	Measurement categories of financial assets and liabilities

The Bank classifies all of its financial assets based on the business model for managing these assets and each asset’s contractual terms, measured at either amortized cost, fair value through other comprehensive income (FVOCI) or fair value through profit or loss (FVPL).

The Bank classifies and measures its trading portfolio at FVPL as explained in Note No. 2 (i) (ii). The Bank may designate financial instruments at FVPL, if such designation eliminates or significantly reduces measurement or recognition inconsistencies.

Financial liabilities, other than loan commitments and financial guarantees, are measured at amortized cost or at FVPL when they are held for trading and derivative instruments or the fair value designation is applied.

Fair value measurements

The fair value of a financial instrument is the price that would be received to sell an asset or that would be paid to transfer a liability in an orderly transaction between participants in a main market (or more advantageous) at the measurement date under current market conditions, regardless of whether that price is directly observable or estimated using another valuation technique. The most objective and common fair value is the price that you would pay on an active, transparent and deep market (“quoted price” or “market price”).

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(h)	Financial asset and liability valuation criteria, continued:

(iv)	Measurement categories of financial assets and liabilities, continued:

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

When the transaction price provides the best evidence of fair value at initial recognition, the financial instrument is initially measured at the transaction price and any difference between this price and the value initially obtained from a valuation model is subsequently recognized in incomes.

Fair value estimates obtained from models are adjusted for any other factors, such as model uncertainties, to the extent that the Bank believes that a third-party market participant would take them into account in pricing a transaction.

The Bank’s fair value disclosures are included in Note No. 40.

(i)	Financial assets and liabilities per financial statement line items:

(i)	Due from banks, Loans to customers, Financial investments at amortized cost

Before January 1, 2018, due from banks and loans to customers include non–derivative financial assets with fixed or determinable payments, such as domestic banks and foreign banks including the Chilean Central Bank.

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

From January 1, 2018, the Bank continues measuring due from banks, loans to customers and other financial investments at amortized cost as long as the following conditions are met:

-	The financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows from them.

-	The contractual terms of the financial asset give rise on specified dates on which cash flows are to be received and such cash flows are solely payments of principal and interest (SPPI) on the principal amount outstanding.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(i)	Financial asset and liability per financial statement line items, continued:

(ii)	Financial assets held-for-trading

Financial assets held-for-trading are securities acquired in order to generate profits from short-term price fluctuations or as a result of brokerage activities, or which are part of a portfolio on which a short-term profit-generating pattern exists. This item includes mainly Central Bank bonds and deposits from domestic banks.

Financial assets held-for-trading are stated at their fair value. Accrued interest, gains or losses from their fair market value adjustments, as well as gains or losses from trading activities, are included in “Net financial operating income” in the Consolidated Statement of Comprehensive Income. Dividends, interest and indexations are reported as “Net financial operating income” in the Consolidated Statement of Comprehensive Income.

All purchases and sales of financial assets held-for-trading that must be executed within the period established by market regulations or conventions are recorded using the trade date, which is the date on which the purchase or sale of the asset is committed. Any other purchase or sale is treated as a derivative (forward) until settlement occurs.

(iii)	Financial assets at FVOCI

(iii.1)	Debt instruments at FVOCI

The Bank applies the new category under IFRS 9 of debt instruments measured through FVOCI when both of the following conditions are met:

-	The instrument is held within a business model whose, objective is to collect contractual cash flows and sell financial assets.

-	The contractual terms of the financial asset meet the SPPI test (described above).

FVOCI debt instruments are measured at fair value with gains and losses arising due to changes in fair value are recognized in Other Comprehensive Income (OCI). Interest income and foreign exchange gains and losses are recognized in profit or loss. The Expected Credit Losses (ECL), which are measured and recorded pursuant to the IFRS 9 adoption, recorded for debt instruments measured at FVOCI does not reduce the carrying amounts of these financial assets, as these remain at fair value in the statement of financial position, but instead, an amount equal to the allowance that would result from the impairment is recognized in OCI, with a corresponding charge to profit or loss. The accumulated loss recognized in OCI is recycled to profit or loss upon derecognition of the asset.

Where the Bank holds more than one investment in the same security, they are deemed to be disposed of on a first–in first–out basis. On derecognition, cumulative gains or losses previously recognized in OCI are reclassified from OCI to profit or loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(i)	Financial asset and liability per financial statement line items, continued:

(iii)	Financial assets at FVOCI, continued:

(iii.2)	Equity instruments at FVOCI

Upon initial recognition, the Bank occasionally elects to classify irrevocably some of its equity investments as equity instruments at FVOCI when they meet the definition of Equity under IAS 32 “Financial Instruments: Presentation” and are not held for trading. Such classification is determined on an instrument-by instrument basis.

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

They are valued for the amounts disbursed by the Bank in exchange for invoices or other commercial instruments representative of credit, with or without responsibility of the grantor, received in discount. Price differences between the amounts disbursed and the nominal value of the credits are recorded in the result as interest income, through the effective interest method, during the financing period.

In those cases where the transfer of these instruments was made without responsibility of the grantor, it is the Bank who assumes the insolvency risks of those required to pay.

(vi)	Financial guarantees:

In its ordinary course of business, the Bank gives financial guarantees consisting of letters of credit, guarantees and acceptances. Financial guarantees are initially recognized in the financial statements at fair value being the premium received. Subsequent to initial recognition, the Bank’s liability is measured at the higher of the amount originally recognized less, when appropriate, cumulative amortization recognized in the income statement and the best estimate of expenditure required settling the financial obligation arising as the result of the guarantee. The premium received is recognized in the income statement in “Income from Fees and Commissions” on a straight line basis over the guarantee period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(i)	Financial asset and liability per financial statement line items, continued:

(vii)	Impairment of loans:

(vii.1)   Overview of the principles of Expected Credit Loss (ECL)

With the publication in July 2014 of International Financial Reporting Standard 9 – Financial Instruments (IFRS 9), promulgated by the International Accounting Standards Board (IASB), that came into effect as of January 1, 2018, the calculation of provisions will include not only the impairment incurred, but also the future estimates of default and losses.

In this context, and specifically within the scope of the impairment methodology required by IFRS 9 and considering establishing a new provisions calculation framework, the following key elements are identified, among others:

●	Estimate of expected loss based on a scenario analysis.

●	Calculation based on three stages, each as described below.

●	Forward looking analysis of macroeconomic factors and their impact in risk parameters, such as GDP growth, unemployment rates and Central Banks interest rates.

(vii.2)   Expected Credit Loss (ECL)

The expected credit loss reflects the weighted average, across multiple scenarios; for that purpose three scenarios are estimated, for some given probabilities optimistic, central and pessimistic scenarios. Pricing and loan loss provisions should be aligned to those estimates to ensure profitability management of the portfolio.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(i)	Financial asset and liability per financial statement line items, continued:

(vii)	Impairment of loans, continued:

(vii.2) Expected Credit Loss (ECL), continued:

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

Therefore, the concept of significant risk increase (SRI) is relevant since the amount of provision depends on the interpretation of this concept.

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

Normal loans correspond to borrowers who are up to date on their payment obligations and no sign of impairment in their credit quality are shown. This situation is reflected in the internal rating that varies from A1 to A6. All exposures rated as A1 to A4 are classified as stage 1 in IFRS9; exposures rated A5 or A6 are also classified as stage 1 whenever they are not issued with a higher rating; in that case, they are classified as stage 2.

ii.	Substandard Loans:

Substandard loans include all borrowers with a significant increase in risk and insufficient payment capacity or significant deterioration of payment capacity that it may be reasonably expected that they will not comply with all principal and interest payments obligations set forth in the credit agreement.

This category also includes all loans that have been non-performing for more than 30 days.

This situation is reflected in the internal rating that varies from B1 to B4. All exposures rated at these levels are classified as stage 2.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(i)	Financial asset and liability per financial statement line items, continued:

(vii)	Impairment of loans, continued:

(vii.2) Expected Credit Loss (ECL), continued:

iii.	Non-complying Loans:

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

Group classified loans

The group analysis is used to analyze a large number of loans whose individual amounts are homogenous and not significant. For this analysis, the Bank uses models based on attributes of the debtors and their loans, and on the behavior of a group of loans. The categories used to classify the debtors correspond to “Normal loans” and “Non-complying loans”.

Loans to customers include originated and purchased non-derivative financial assets with fixed or determinable payments that are not quoted on an active market and which the Bank does not intend to sell immediately or in the short-term.

(vii.3) Significant risk increase (quantitative criteria):

Significant increase in risk is determined on a quantitative manner, based on changes in Lifetime Probability of Default (LPD). A loan is impaired whenever LPD at calculation date is significantly greater than LPD estimated at the loan origination date. In order to estimate current LPD, macroeconomic factors and their projections are taken into account.

(vii.4) Default events

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

In these cases loans are classified as stage 3.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(i)	Financial asset and liability per financial statement line items, continued:

(vii)	Impairment of loans, continued:

(vii.5) Probation period

Probation periods have been set in order to regulate transitions from stage 3 to stage 2, and from stage 2 to stage 1 as well. Transitions from stage 3 to stage 1 are not allowed. Transitions are determined on a monthly basis.

●	Transitions from stage 2 to stage 1: In order to be upgraded, exposures in stage 2 should not have had a “significant increase in risk” for the last 4 months previous to the reporting date. “Significant increase in risk” is defined in a different manner for Retail exposures (including SMEs) and Wholesale exposures.

Wholesale exposures: an exposure will be considered to have a significant increase in risk if any of the following are true:

-	The client is rated in one of the two last grades of stage 1, having been downgraded during the last 12 months.

-	The client is currently rated in the last grade of stage 1 (even in the case of not having been downgraded).

-	Any of the client’s obligations are past due 60 days or more.

Retail exposures: an exposure will be considered to have a significant increase in risk if any of the following are true:

-	The client has rescheduled a loan while it was past due 60 days or more.

-	The exposure is past due 30 days or more.

-	The exposure shows an increase in its default risk, quantitatively defined as follows:

Lifetime PD – PD at inception > Average PD

●	Transitions from stage 3 to stage 2: Probation period is aligned with local statutory accounting, therefore it should accomplish the following criteria:

-	No obligation of the debtor shows a delay in its payment of more than 30 calendar days.

-	Have not been granted new refinancing to pay the obligations.

-	At least one of the payments made includes capital amortization.

-	If the debtor has some credit with partial payments in periods of less than six months, at least two payments have been made.

-	If the debtor must pay monthly instalments for one or more credits, at least four consecutive instalments have been paid.

-	All debtor obligations across the Chilean financial system are current, except for insignificant amounts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(i)	Financial asset and liability per financial statement line items, continued:

(vii)	Impairment of loans, continued:

(vii.6) The ECL calculation

The Bank calculates the ECL based on probability-weighted scenarios to measure the expected credit losses discounted at its effective interest rate (EIR). Losses are defined as the difference between the cash flows expected to be received by the Bank versus the contractual cash flows.

For the calculation of the ECL, the following key parameters should be considered:

●	Probability of Default (PD)

The PD parameter is an estimate of the probability with which a client will fall into the non-performing portfolio within a certain time horizon. Point in time estimates are used. Depending on the stage on which the exposure is classified, the time horizon may vary from one year (for stage 1) to lifetime (for stage 2). Naturally, stage 3 exposures carry a PD = 1.

●	Exposure at Default (EAD) and Credit Conversion Factor (CCF)

The exposure at default (EAD) parameter represents an estimate of the outstanding loan at the time of a customer’s default. This exposure can be either an asset or a contingent exposure. The latter includes unused limits on revolving facilities such as credit cards, lines of credit, Letters of Credit, etc.; in such cases unused limits are weighted by their CCF, which is an estimate of further utilization before default time.

●	Loss given default (LGD)

The Loss Given the Default (LGD) parameter is defined as the expected value of the losses that an operation would have in case of default. It is expressed as a percentage of the EAD. Inflows (payments) and outflows are considered in calculating LGD.

(viii) Loans write-off

Criteria under which loans are written-off when collection efforts have been exhausted, but not later than the following maximum periods:

Type of Loan	Term
Consumer loans – secured and unsecured	6 months
Other transactions – unsecured	24 months
Commercial loans – secured	36 months
Residential mortgage loans	48 months
Consumer leases	6 months
Other non-real estate lease transactions	12 months
Real estate leases (commercial or residential)	36 months

The term represents the time elapsed by a loan from the date on which the unpaid collection or portion is in default.

Cash recoveries on written-off loans are recorded directly through the income statement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(i)	Financial asset and liability per financial statement line items, continued:

(ix)	Renegotiated loans:

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

The Bank seeks to use collateral, where possible, to mitigate its risks on financial assets. The collateral comes in various forms such as mortgages, pledges, securities, other non-financial assets and credit enhancements. The fair value of collateral is generally assessed, at a minimum, at inception through a certified appraiser, considering factors such as location, collateral type, and observable market value, among others. Additionally, the settlement costs, the time required to sell off the assets and the potential adverse market conditions are considered as well. However, some types of collateral, such as securities, are valued daily. To the extent possible, the Bank uses active market data for valuing financial assets held as collateral. (See Note No. 42 for further analysis of collateral).

For impairment of loans estimates, Collateral is not accounted as an EAD mitigation factor, but as an LGD driver instead.

(j)	Financial and operating leases:

The determination of whether an arrangement is a lease, or it contains a lease, is based on the substance of the arrangement and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

(i)	The Bank acting as lessor

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(j)	Financial and operating leases, continued:

(ii)	The Bank acting as lessee

A contract is, or contains a lease, if one party has the right to control the use of an identified asset for a period of time in exchange for a regular payment. On the start date of a lease, a right-to-use assets leased is determined at cost, which includes the amount of the initial measurement of the lease liability plus other disbursements made. The amount of the lease liability is measured at the present value of future lease payments that have not been paid on that date, which are discounted using the Bank’s incremental financing interest rate.

The right-of-use asset is measured using the cost model, less accumulated depreciation and accumulated losses due to impairment of value, depreciation of the right-of-use asset, is recognized in the Income Statement based on the linear depreciation method from the start date and until the end of the lease term.

After the start date, the lease liability is measured by decreasing the carrying amount to reflect the lease payments made and the modifications to the lease.

According to IFRS 16 “Leases” the bank does not apply this rule to contracts whose duration are 12 months or less and those that contain an underlying asset of low value. In these cases, payments are recognized as a lease expense.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(l)	Fees and commissions:

Revenue and expenses from fees are recognized in the Consolidated Income Statement using the criteria established in IFRS 15 “Revenue from contracts with customers”.

Under IFRS 15, revenues are recognized considering the terms of the contract with customers. Revenue is recognized when, or as the performance obligation is satisfied by transferring the goods or services committed to the customer.

Under IFRS 15, revenues are recognized using different criteria depending on their nature. The most significant are:

−	Those that correspond to a singular act, when the act that originates them takes place.

−	Those that originate in transactions or services that are extended over time, during the life of such transactions or services.

−	Commissions on loan commitments and other fees related to credit operations are deferred (together with the incremental costs directly related to the placement) and recognized as an adjustment to the effective interest rate of the placement. In the case of loan commitments, when there is no certainty of the date of effective placement, the commissions are recognized on a linear basis in the duration period of the commitment.

The fees registered by the Bank correspond mainly to:

−	Commissions for lines of credit and overdrafts: these commissions are accrued in the period in which the lines of credit and overdrafts are granted. The Bank revenues are recognized at a point in time when performance obligation is satisfied.

−	Commissions for guarantees and letters of credit: these commissions are accrued in the period in which the payment guarantees for real or contingent obligations of third parties are granted. The Bank revenues are recognized over time when performance obligation is satisfied.

−	Commissions for card services: correspond to commissions earned and accrued during the period, related to the use of credit, debit and other cards. The Bank revenues are recognized at a point in time when performance obligation is satisfied

−	Commissions for account management: includes commissions for the maintenance of current accounts and other deposit accounts. The Bank revenues are recognized over time when performance obligation is satisfied.

−	Commissions for collections, collections and payments: correspond to, collection and payments services provided by the Bank. The Bank revenues are recognized at a point in time when performance obligation is satisfied.

−	Commissions for intermediation and management of securities: correspond to income from brokerage service, placements, administration and custody of securities. The Bank revenues are recognized at a point in time when performance obligation is satisfied.

−	Remuneration for insurance commercialization: corresponds to income from the sale of insurance. The Bank revenues are recognized over time when performance obligation is satisfied.

−	Commissions for investments in mutual funds and others: corresponds to commissions originated in the administration of mutual funds. The Bank revenues are recognized at a point in time when performance obligation is satisfied.

−	Other commissions earned: Income generated by currency exchanges, financial advice, use of distribution channels, use of trademark agreement and placement of financial products and cash transfers and recognition of payments associated with strategic alliances, among others, are included. The Bank revenues are recognized at a point in time when performance obligation is satisfied.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(l)	Fees and commissions, continued:

The expense commissions registered by the Bank correspond mainly to:

−	Remuneration for card operations: corresponds to commissions paid for the operation of credit and debit cards.

−	Inter-bank transactions: corresponds to commissions paid to the automatic clearing house for transactions carried out.

−	Commissions for operations with securities: corresponds to commissions for deposit and custody of securities and brokerage of securities are included.

−	Other commissions: corresponds to commissions for collection, payments and other online services are included.

(m)	Property and equipment:

Property and equipment is stated at cost excluding servicing cost, less accumulated depreciation and accumulated impairment. Changes in the expected useful life are accounted for by changing the depreciation period or method, as appropriate, and treated as changes in accounting estimates.

This cost includes expenses that have been directly attributed to the asset’s acquisition.

Depreciation is recognized the Consolidated Statements of Income on a straight-line basis over the estimated useful lives of each part of an item of property and equipment.

Estimated useful lives for 2018 and 2019 are as follows:

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(n)	Intangible assets:

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

Expense for internally developed software is recorded in income for each year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(o)	Collateral repossessed (assets received in lieu of payment):

Assets received in lieu of payment are classified under “Other Assets” and they are recorded at the lower of carrying amount and fair value, less cost to sell. Assets that are determined better to be sold are immediately transferred to assets held-for-sale at their fair value at the repossession date in line with the Bank’s policy.

(p)	Investment Properties:

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

(q)	Deferred taxes and income taxes:

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

(r)	Debt issued and other financial liabilities:

Financial instruments issued by the Bank are classified under “Debt issued”, where the substance of the contractual arrangement results in the Bank having an obligation either to deliver cash or another financial asset to the holder, or to satisfy the obligation other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of equity shares.

After initial measurement, debt issued is subsequently measured at amortized cost using the effective interest rate. Amortized cost is calculated by taking into account any discount or premium on the issue and costs that are an integral part of the effective interest rate.

The Bank applies the same accounting policies for its other financial liabilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(s)	Derivative instruments:

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

Changes in the fair value of derivative contracts that qualify for hedge accounting are recorded, as follows:

●	If derivative contracts qualify for hedge accounting of changes in the fair value of assets, liabilities or unrecognized firm commitments (Fair Value Hedge), changes in the fair value of both the hedged asset (or liability) and the hedging derivative are recognized in the income statement under “Interest revenue and expenses” and/or “Foreign Exchange Transactions, Net”, depending on the risk being hedged. On the other hand, any ineffective portion of the Fair Value Hedge is recognized in the income statement under “Net Financial Operating Income.”

●	If derivative contracts qualify for hedge accounting of the variability of future cash flows from highly probable future transactions and/or floating rate assets or liabilities (Cash Flow Hedge), the changes in fair value are recorded in Equity under “Other Comprehensive Income”, to the extent that the hedge is effective. Changes in the fair value of the Cash Flow Hedge are subsequently reclassified to the income statement when and where the hedged item affects the Bank’s results (e.g. to Interest Revenues and Expenses and/or Foreign Exchange Transactions when the hedged instrument affects the income statement because of interest rate risk, or exchange rate risk, respectively). On the other hand, any ineffective portion of the Cash Flow Hedge is recognized in the comprehensive statement of income under the “Net Financial Operating Income” line item.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(s)	Derivative instruments, continued:

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

(t)	Operations under resale and repurchase agreements:

The Bank carries out operations under resale agreements as a form of investment. The securities purchased under these agreements are not recognized on the Bank’s Consolidated Statement of Financial Position. The consideration paid is recognized under “Investments under resale agreements” reflecting the transaction’s economic substance as a loan granted by the Bank. The difference between the purchase and the resale price is recorded in “Net Interest Income” and is accrued over the duration of the agreement using its effective interest rate. This treatment reflects the economic substance as a loan to the Bank.

The Bank also carries out operations under repurchase agreements as a form of financing. The securities sold under a repurchase agreement at a specific date in the future are not derecognized from the Consolidated Statement of Financial Position because the Bank retains all the risks and rewards of the ownership of the securities. The corresponding cash received is recognized in the balance sheet as an asset, and the corresponding obligation to return the cash, including any accrued interest, is recognized as a liability under “Obligations under repurchase agreements”. The difference between the sale and the repurchase price is treated as “Interest Expense” and is accrued over the duration of the agreement using the effective interest rate.

The treatment of secured lending and financing transactions follows the principles laid out above. As of December 31, 2019 and 2018, there were no operations corresponding to securities lending.

(u)	Customer loyalty programs:

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(v)	Provisions and contingent liabilities:

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

(w)	Provisions for minimum dividends:

According with the Compendium of Accounting Standards of the CMF, the Bank records within liabilities the portion of net income for the year that should be distributed to comply with the Corporations Law or its dividend policy. For these purposes, the Bank establishes a provision in a complementary equity account within retained earnings.

Distributable net income is considered for the purpose of calculating a minimum dividends provision, which in accordance with the Bank’s bylaws is defined as that which results from reducing or adding to net income the value of price-level restatement for the concept of restatement or adjustment of paid-in capital and reserves for the year.

(x)	Employee benefits:

(i)	Staff accrued vacations

The annual costs of vacations and staff benefits are recognized on an accrual basis.

(ii)	Short-term benefits

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(x)	Employee benefits, continued:

(iii)	Staff severance indemnities, continued

Obligations for this defined benefits plan are valued according to the projected unit credit actuarial valuation method, using inputs such as staff turnover rates, expected salary growth in wages and probability that this benefit will be used, discounted at current long-term rates (4.25% as of December 31, 2018 and 3.17% as of December 31, 2019).

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

Diluted earnings per share are determined similarly to basic earnings, but the weighted average number of outstanding shares is adjusted to take into account the potential dilutive effect of the options on shares, warrants and convertible debt. As of December 31, 2018 and 2019, there are no dilutive items on basic earnings per share.

(aa)	Cash and cash equivalents:

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

Amendments that resulted from improvements to IFRS to the following standards did not have any impact on the accounting policies, financial position or performance of the Bank:

IFRIC 23 Uncertainty over Income Tax Treatments: Amendment to clarify how the recognition and measurement requirements of IAS 12 apply when there is uncertainty about tax treatments.

4.	Changes in Accounting Policies and Disclosures:

The accounting policies adopted in the preparation of these Consolidated Financial Statements are consistent with those used in the preparation of the Bank’s consolidated annual financial statements for the year ended December 31, 2018, except for the adoption of new regulations in effect as of January 1, 2019 as described below.

As of January 1, 2019, the Bank first adopted IFRS 16 Leases, for the purposes of the initial application, it was decided to recognize the cumulative effect on the date of initial adoption (January 1, 2019), not restating comparative information, accounting for a right-of-use asset for an amount equal to the lease liability for an amount of Ch$144,497 million (see Note No. 15 (d)). This amount was determined according to the present value of the remaining lease payments, discounted using the Bank’s incremental financing interest rate.

During the year ended December 31, 2019, there have been no other accounting changes that may significantly affect these Consolidated Financial Statements.

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

Operations through subsidiaries:

Corresponds to the businesses generated by the companies controlled by the Bank, which carry out activities complementary to the Bank business. The companies that comprise this segment are:

●	Banchile Administradora General de Fondos S.A.

●	Banchile Asesoría Financiera S.A.

●	Banchile Corredores de Seguros Ltda.

●	Banchile Corredores de Bolsa S.A.

●	Banchile Securitizadora S.A.

●	Socofin S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.	Segment Reporting, continued:

The financial information used to measure the performance of the Bank’s business segments is not necessarily comparable with similar information from other financial institutions because it is based on internal reporting policies. The accounting policies used to prepare the Bank’s operating segment information are similar to those described in Note No. 2, “Summary of Significant Accounting Policies”. The Bank obtains the majority of its income from: interest, UF indexation and fees and financial operations and changes, discounting provisions for credit risk and operating expenses. Management is mainly focused on these concepts in its evaluation of segment performance and decision-making regarding goals and allocation of resources for each unit individually. Although the results of the segments reconcile with those of the Bank at total level, this is not necessarily the case for all concepts on an individual basis, since the management is measured and controlled in individual form and additionally applies the following criteria:

●	The net interest margin of loans and deposits is measured on an individual transaction and individual client basis. For that purposes, it is considered the volume of each operation and its contribution margin, that at the same time corresponds to the difference between effective rate of the client and the internal transfer price established according to terms and currency of each operation. Additionally, the net margin includes the result of interest and UF indexation from the accounting hedges.

●	The internal performance profitability system considers capital allocation in each segment in accordance to the Basel guidelines.

●	Operating expenses are distributed at each area level. The Bank allocates all of its indirect operating costs to each business segment by utilizing a different cost driver in order to allocate such costs to the specific segment.

The Bank did not enter into transactions with any particular customer or third party that collectively generated more than 10% of the Bank’s total income in 2018 and 2019.

Taxes are managed at the consolidated level and are not allocated to business segments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.	Segment Reporting, continued:

	As of December 31, 2017
	Retail	Wholesale	Treasury	Subsidiaries	Subtotal	Reclassifications and adjustments to conform IFRS		Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	Note	MCh$
Net interest income	930,539	322,431	(21,169)	(4,336)	1,227,465	7,230		1,234,695
Net fees and commissions income	184,049	43,443	(4,306)	135,987	359,173	(11,499)		347,674
Other operating income	19,095	34,712	56,328	26,884	137,019	(31,846)		105,173
Total operating revenue	1,133,683	400,586	30,853	158,535	1,723,657	(36,115)	(1)	1,687,542
Provisions for loan losses	(256,262)	21,415	―	(135)	(234,982)	13,727	(2)	(221,255)
Depreciation and amortization	(27,669)	(4,547)	(141)	(2,894)	(35,251)	(2,285)	(3)	(37,536)
Other operating expenses	(507,771)	(153,360)	(5,022)	(102,281)	(768,434)	21,614	(4)	(746,820)
Income attributable to associates	4,372	1,026	108	551	6,057	(546)		5,511
Income before income taxes	346,353	265,120	25,798	53,776	691,047	(3,605)		687,442
Income taxes					(115,034)	(327)	(5)	(115,361)
Income after income taxes					576,013	(3,932)		572,081

Assets	16,099,926	10,558,278	5,469,829	637,860	32,765,893	(388,753)		32,377,140
Current and deferred taxes					290,432	(106,135)		184,297
Total assets					33,056,325	(494,888)	(6)	32,561,437

Liabilities	10,380,250	10,272,607	8,815,056	479,244	29,947,157	(934,521)		29,012,636
Current and deferred taxes					3,453	―		3,453
Total liabilities					29,950,610	(934,521)	(7)	29,016,089

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.	Segment Reporting, continued:

Reclassifications and adjustments to conform IFRS

(1)	The total effect due to the elimination adjustments to conform the total operating revenue is MCh$(14,387). In addition the total effect of IFRS adjustments is MCh$(21,728) which mainly stems from the reclassification of interest on repurchase agreements and suspended interest recognition.

(2)	The total effect relates to IFRS adjustments of MCh$13,727, which mainly stems from differences in the calculation of allowances for loan losses.

(3)	The total effect relates to IFRS adjustments of MCh$(2,285), which stems from the amortization of intangibles and depreciation of property and equipment acquired through business combinations.

(4)	The total effect due to the elimination adjustments to conform other operating expenses is MCh$14,387. In addition the total effect of IFRS adjustments is MCh$7,227, which represents reversal of write-offs of assets received in lieu of payments.

(5)	The total effect relates to IFRS adjustments of MCh$(327), which stems from deferred taxes.

(6)	The total effect due to the elimination adjustments to conform the consolidated financial position data in assets is MCh$(232,137). In addition the total effect of IFRS adjustments in assets is MCh$(262,751), which mainly stems from differences in the calculation of allowances for loan losses, the acquisition of Citibank Chile and deferred taxes effects and settlement of transactions in the course of collection.

(7)	The total effect due to the elimination adjustments to conform the consolidated financial position data in liabilities is MCh$(232,137). In addition the total effect of IFRS adjustments in liabilities is MCh$(702,384), which mainly stems from provision for minimum dividends and differences in the calculation of allowances for loan losses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.	Segment Reporting, continued:

	As of December 31, 2018
	Retail	Wholesale	Treasury	Subsidiaries	Subtotal	Reclassifications and adjustments to conform IFRS		Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	Note	MCh$
Net interest income	972,172	355,451	(2,415)	(8,994)	1,316,214	4,763		1,320,977
Net fees and commissions income	184,545	45,905	(4,031)	145,704	372,123	(12,168)		359,955
Other operating income	43,288	59,376	63,931	33,341	199,936	(34,798)		165,138
Total operating revenue	1,200,005	460,732	57,485	170,051	1,888,273	(42,203)	(1)	1,846,070
Provisions for loan losses	(287,569)	6,041	―	118	(281,410)	31,639	(2)	(249,771)
Depreciation and amortization	(29,571)	(5,008)	(91)	(3,011)	(37,681)	―		(37,681)
Other operating expenses	(561,513)	(152,921)	(4,693)	(105,906)	(825,033)	23,006	(3)	(802,027)
Income attributable to associates	4,220	2,173	400	462	7,255	(444)		6,811
Income before income taxes	325,572	311,017	53,101	61,714	751,404	11,998		763,402
Income taxes					(156,531)	(3,237)	(4)	(159,768)
Income after income taxes					594,873	8,761		603,634

Assets	16,425,483	10,591,702	8,093,850	925,440	36,036,475	(612,545)		35,423,930
Current and deferred taxes					262,582	(85,082)		177,500
Total assets					36,299,057	(697,627)	(5)	35,601,430

Liabilities	10,399,587	9,873,018	11,952,656	764,736	32,989,997	(1,067,190)		31,922,807
Current and deferred taxes					4,907	―		4,907
Total liabilities					32,994,904	(1,067,190)	(6)	31,927,714

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.	Segment Reporting, continued:

Reclassifications and adjustments to conform IFRS

(1)	The total effect due to the elimination adjustments to conform the total operating revenue is MCh$(14,990). In addition the total effect of IFRS adjustments is MCh$(27,213) which mainly stems from the reclassification of interest on repurchase agreements and suspended interest recognition.

(2)	The total effect relates to IFRS adjustments of MCh$31,639, which mainly stems from differences in the calculation of allowances for loan losses.

(3)	The total effect due to the elimination adjustments to conform other operating expenses is MCh$14,990. In addition the total effect of IFRS adjustments is MCh$8,016, which mainly represents reversal of write-offs of assets received in lieu of payments.

(4)	The total effect relates to IFRS adjustments of MCh$(3,237), which stems from deferred taxes.

(5)	The total effect due to the elimination adjustments to conform the consolidated financial position data in assets is MCh$(388,615). In addition the total effect of IFRS adjustments in assets is MCh$(309,012), which mainly stems from differences in the calculation of allowances for loan losses, the acquisition of Citibank Chile and deferred taxes effects and settlement of transactions in the course of collection.

(6)	The total effect due to the elimination adjustments to conform the consolidated financial position data in liabilities is MCh$(388,615). In addition the total effect of IFRS adjustments in liabilities is MCh$(678,575), which mainly stems from provision for minimum dividends and differences in the calculation of allowances for loan losses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.	Segment Reporting, continued:

	As of December 31, 2019
	Retail	Wholesale	Treasury	Subsidiaries	Subtotal	Reclassifications and adjustments to conform IFRS		Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	Note	MCh$
Net interest income	1,033,646	359,074	(19,246)	(7,651)	1,365,823	5,455		1,371,278
Net fees and commissions income	270,064	48,097	(3,241)	153,330	468,250	(10,948)		457,302
Other operating income	34,854	61,505	45,105	53,931	195,395	(18,757)		176,638
Total operating revenue	1,338,564	468,676	22,618	199,610	2,029,468	(24,250)	(1)	2,005,218
Provisions for loan losses	(333,156)	(14,052)	―	(66)	(347,274)	15,673	(2)	(331,601)
Depreciation and amortization	(58,725)	(5,885)	(85)	(5,846)	(70,541)	―		(70,541)
Other operating expenses	(587,212)	(151,660)	(5,040)	(111,499)	(855,411)	23,702	(3)	(831,709)
Income attributable to associates	3,957	1,669	331	493	6,450	(411)		6,039
Income before income taxes	363,428	298,748	17,824	82,692	762,692	14,714		777,406
Income taxes					(169,683)	(3,978)	(4)	(173,661)
Income after income taxes					593,009	10,736		603,745

Assets	18,139,505	10,766,374	11,426,849	964,695	41,297,423	(515,199)		40,782,224
Current and deferred taxes					321,305	(89,655)		231,650
Total assets					41,618,728	(604,854)	(5)	41,013,874

Liabilities	11,407,066	10,750,446	15,075,652	781,052	38,014,216	(982,392)		37,031,824
Current and deferred taxes					76,289	―		76,289
Total liabilities					38,090,505	(982,392)	(6)	37,108,113

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.	Segment Reporting, continued:

Reclassifications and adjustments to conform IFRS

(1)	The total effect due to the elimination adjustments to conform the total operating revenue is MCh$(14,948). In addition the total effect of IFRS adjustments is MCh$(9,302) which mainly stems from the reclassification of interest on repurchase agreements and suspended interest recognition.

(2)	The total effect relates to IFRS adjustments of MCh$15,673, which mainly stems from differences in the calculation of allowances for loan losses.

(3)	The total effect due to the elimination adjustments to conform other operating expenses is MCh$14,948. In addition the total effect of IFRS adjustments is MCh$8,754, which mainly represents reversal of write-offs of assets received in lieu of payments.

(4)	The total effect relates to IFRS adjustments of MCh$(3,978), which stems from deferred taxes.

(5)	The total effect due to the elimination adjustments to conform the consolidated financial position data in assets is MCh$(345,395). In addition the total effect of IFRS adjustments in assets is MCh$(259,459), which mainly stems from differences in the calculation of allowances for loan losses, the acquisition of Citibank Chile and deferred taxes effects and settlement of transactions in the course of collection.

(6)	The total effect due to the elimination adjustments to conform the consolidated financial position data in liabilities is MCh$(345,395). In addition the total effect of IFRS adjustments in liabilities is MCh$(636,997), which mainly stems from provision for minimum dividends and differences in the calculation of allowances for loan losses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.	Cash and Cash Equivalents:

(a)	Details of cash and cash equivalents and its reconciliation to the Statement of Cash Flows at each year-end are as follows:

	2018	2019
	MCh$	MCh$
Cash and due from banks:
Cash (*)	624,862	889,911
Current account with the Central Bank (*)	121,807	178,429
Deposits in other domestic banks	26,698	75,651
Deposits abroad	106,714	1,248,175
Subtotal - Cash and due from banks	880,081	2,392,166

Transactions in the course of collection	244,758	232,551
Highly liquid financial instruments (**)	83,807	371,063
Repurchase agreements	72,632	114,466
Total cash and cash equivalents	1,281,278	3,110,246

(*)	Amounts in cash and Central Bank deposits are mandatory reserve deposits for which the Bank must maintain a minimum specified monthly average balance.

(**)	It corresponds to negotiation instruments and investment instruments, whose terms do not exceed three months from the date of acquisition.

	2018	2019
	MCh$	MCh$
Highly liquid financial instruments:
Financial Assets Held-for-trading	83,807	371,063
Total	83,807	371,063

(b)	Transactions in the course of collection:

Transactions in the course of collection are transactions for which the only remaining step is settlement, which will increase or decrease the funds in the Central Bank or in foreign banks, normally occurring within 24 to 48 business hours and are detailed as follows:

	2018	2019
	MCh$	MCh$
Assets
Documents drawn on other banks (clearing)	210,743	222,261
Funds receivable	78,451	109,159
Subtotal transactions in the course of collection	289,194	331,420

Liabilities
Funds payable	(44,436)	(98,869)
Subtotal transactions in the course of payment	(44,436)	(98,869)
Total transactions in the course of collection	244,758	232,551

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

7.	Financial Assets Held-for-Trading:

The details of financial instruments classified as held-for-trading at each period are as follows:

	2018	2019
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank:
Central Bank bonds	24,906	16,490
Central Bank promissory notes	1,410,080	1,008,035
Other instruments issued by the Chilean Government and Central Bank	88,486	99,164

Other instruments issued in Chile
Bonds from other domestic companies	7,532	1,556
Bonds from domestic banks	20,186	55,094
Deposits in domestic banks	100,225	315,415
Other instruments issued in Chile	1,664	3,272

Instruments issued by foreign institutions
Other instruments issued abroad	4,446	―

Mutual fund investments
Funds managed by related companies	87,841	373,329
Funds managed by third-party	―	―
Total	1,745,366	1,872,355

Under “Instruments issued by the Chilean Government and Central Bank of Chile” are classified some instruments as sold under resale agreements to customers and financial institutions, by an amount of Ch$15,243 million as of December 31, 2019 (Ch$115,749 million as of December 31, 2018). Repurchase agreements had a 3 days average expiration at the end of year 2019 (2 days average expiration in 2018).

Moreover, under this same item, other financial instruments are maintained as collateral guaranteeing the derivative transactions executed through Comder Contraparte Central S.A. for an amount of Ch$57,639 million as of December 31, 2019 (Ch$34,456 million as of December 31, 2018).

“Other instruments issued in Chile” include instruments sold under repurchase agreements with customers and financial instruments amounting to Ch$251,158 million as of December 31, 2019 (Ch$99,268 million as of December 31, 2018). Agreements to repurchase have an average expiration of 7 days at the end of year 2019 (10 days in December 2018).

Additionally, the Bank holds financial investments in mortgage financial bonds issued by itself in the amount of Ch$8,029 million as of December 31, 2019 (Ch$11,397 million as of December 31, 2018), which are presented as a reduction of the liability line item “Debt issued”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

8.	Investments under resale agreements and obligations under repurchase agreements:

(a)	Rights arising from resale repurchase agreements: The Bank provides financing to its customers through Repurchase Agreements and securities lending, in which the financial instrument serves as collateral. As of December 31, 2018 and 2019, the Bank has the following receivables resulting from such transactions:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	—	11,184	—	—	—	—	—	—	—	—	—	—	—	11,184
Central Bank promissory notes	742	—	—	—	—	—	—	—	—	—	—	—	742	—
Other instruments issued by the Chilean Government and Central Bank	—	18,459	—	—	—	—	—	—	—	—	—	—	—	18,459
Subtotal	742	29,643	—	—	—	—	—	—	—	—	—	—	742	29,643
Other Instruments issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	367	15,407	—	—	—	—	—	—	—	—	—	—	367	15,407
Deposits in domestic banks	2,053	—	—	—	—	—	—	—	—	—	—	—	2,053	—
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	70,334	57,007	16,918	29,393	6,875	10,879	—	—	—	—	—	—	94,127	97,279
Subtotal	72,754	72,414	16,918	29,393	6,875	10,879	—	—	—	—	—	—	96,547	112,686
Instruments issued by foreign institutions
Instruments from foreign governments or Central Bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	73,496	102,057	16,918	29,393	6,875	10,879	—	—	—	—	—	—	97,289	142,329

Securities received:

As part of investments under resale agreements the Bank has received securities that it is allowed to sell or give as collateral in case the owner of these instruments enters into default or in bankruptcy. As of December 31, 2019 the Bank held securities with a fair value of Ch$142,370 million (Ch$95,316 million in 2018).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

8.	Investments under resale agreements and obligations under repurchase agreements, continued:

(b)	Obligations arising from repurchase agreements: The Bank obtains financing by selling financial instruments and agreeing to repurchase them in the future, plus interest at a prefixed rate. As of December 31, 2018 and 2019, the Bank has the following payables resulting from such transactions:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	130,197	7,301	—	—	—	—	—	—	—	—	—	—	130,197	7,301
Central Bank promissory notes	—	9,067	—	—	—	—	—	—	—	—	—	—	—	9,067
Other instruments issued by the Chilean Government and Central Bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	130,197	16,368	—	—	—	—	—	—	—	—	—	—	130,197	16,368
Other Instruments issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Deposits in domestic banks	162,167	280,696	1,448	8,583	5,210	—	—	—	—	—	—	—	168,825	289,279
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	4,798	1,647	—	—	—	1,440	—	—	—	—	—	—	4,798	3,087
Subtotal	166,965	282,343	1,448	8,583	5,210	1,440	—	—	—	—	—	—	173,623	292,366
Instruments issued by foreign institutions
Instruments from foreign governments or central bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued by foreign	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	297,162	298,711	1,448	8,583	5,210	1,440	—	—	—	—	—	—	303,820	308,734

Securities sold:

The fair value of the financial instruments delivered as collateral by the Bank and its subsidiaries, in sales transactions with repurchase agreement and securities lending as of December 31, 2019 amounts to Ch$305,593 million (Ch$298,708 million in December 2018). In the event that the Bank and its subsidiaries enter into default or bankruptcy, the counterparty is authorized to sell or deliver these investments as collateral.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

9.	Derivative Instruments and Accounting Hedges:

(a)	As of December 31, 2018 and 2019, the Bank’s portfolio of derivative instruments is detailed as follows:

	As of December 31, 2018
	Notional amount	Fair value
	contract	Asset	Liability
	MCh$	MCh$	MCh$
Derivatives held for hedging of fair value
Cross currency swap	11,132	―	3,012
Interest rate swap	226,954	1,116	3,152
Total derivatives held for hedging purposes	238,086	1,116	6,164
Derivatives held as cash flow hedges
Interest rate swap and cross currency swap	1,137,457	34,298	31,818
Total Derivatives held as cash flow hedges	1,137,457	34,298	31,818

Derivatives held-for-trading purposes
Currency forward	35,690,464	735,444	631,089
Interest rate swap	72,330,827	287,611	284,840
Cross currency swap and interest rate swap	13,982,890	450,519	569,868
Call currency options	229,175	4,839	2,921
Put currency options	192,553	120	1,534
Total derivatives held-for-trading purposes	122,425,909	1,478,533	1,490,252
Total	123,801,452	1,513,947	1,528,234

	As of December 31, 2019
	Notional amount	Fair value
	contract	Asset	Liability
	MCh$	MCh$	MCh$
Derivatives held for hedging of fair value
Cross currency swap	8,166	―	2,547
Interest rate swap	86,317	32	6,739
Total derivatives held for hedging purposes	94,483	32	9,286
Derivatives held as cash flow hedges
Interest rate swap and cross currency swap	1,181,882	61,562	34,443
Total Derivatives held as cash flow hedges	1,181,882	61,562	34,443

Derivatives held-for-trading purposes
Currency forward	34,499,472	956,632	673,932
Interest rate swap	61,411,254	888,581	886,963
Cross currency swap and interest rate swap	18,575,756	873,371	1,210,059
Call currency options	178,414	4,961	1,529
Put currency options	158,672	1,076	2,209
Total derivatives held-for-trading purposes	114,823,568	2,724,621	2,774,692
Total	116,099,933	2,786,215	2,818,421

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

9.	Derivative Instruments and Accounting Hedges, continued:

(b)	Fair Value Hedges (notional):

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

Below is a detail of the hedged elements and hedge instruments under fair value hedges as of December 31, 2018 and 2019:

	As of December 31,
	2018	2019
	MCh$	MCh$
Notional Amounts
Hedged element
Commercial loans	11,132	8,166
Corporate bonds	226,954	86,317

Hedge instrument
Cross currency swap	11,132	8,166
Interest rate swap	226,954	86,317

(c)	Cash flow Hedges:

(c.1)	The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates and foreign exchange of borrowings from banks and bonds issued abroad in US dollars, Hong Kong dollars, Swiss franc, Japanese yen, Peruvian sol, Australian Dollars, Euros and Norwegian kroner. The cash flows of the cross currency swaps equal the cash flows of the hedged items, which modify uncertain cash flows to known cash flows derived from a fixed interest rate.

Additionally, these cross currency swap contracts used to hedge the risk from variability of the Unidad de Fomento (CLF) in assets flows denominated in CLF until a nominal amount equal to the portion notional of the hedging instrument CLF, whose readjustment daily impact the item “interest revenue” of the financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

9.	Derivative Instruments and Accounting Hedges, continued:

(c)	Cash flow Hedges, continued:

(c.2)	Below are the cash flows of borrowings from banks and bonds issued abroad, the objects of these hedges and the cash flows of the asset part of the derivative:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Hedge element
Outflows:
Corporate Bond EUR	—	—	—	—	(1,338)	(1,421)	(2,675)	(2,842)	(2,675)	(2,842)	(87,097)	(91,089)	(93,785)	(98,194)
Corporate Bond HKD	—	—	—	—	(66,378)	(12,829)	(21,601)	(25,627)	(83,608)	(91,034)	(263,206)	(320,604)	(434,793)	(450,094)
Corporate Bond PEN	—	—	—	(894)	—	(894)	—	(3,575)	—	(3,575)	—	(49,651)	—	(58,589)
Corporate Bond CHF	—	—	(89,256)	—	(125,993)	(798)	(1,450)	(1,597)	(82,552)	(90,095)	(106,050)	(116,765)	(405,301)	(209,255)
Corporate Bond USD	—	—	—	—	(1,476)	(1,600)	(2,952)	(3,200)	(2,952)	(3,200)	(42,060)	(43,994)	(49,440)	(51,994)
Obligation USD	(870)	(216)	(86)	(336)	(49,401)	(884)	(105,622)	(166,592)	—	—	—	—	(155,979)	(168,028)
Corporate Bond JPY	—	—	(49,362)	(34,638)	(1,072)	(2,121)	(33,487)	(38,596)	(32,882)	(3,482)	(71,830)	(193,625)	(188,633)	(272,462)
Corporate Bond AUD	—	—	—	(428)	—	(3,274)	—	(7,399)	—	(7,401)	—	(156,499)	—	(175,001)
Corporate Bond NOK	—	—	—	—	—	(2,341)	—	(4,682)	—	(4,682)	—	(75,919)	—	(87,624)

Hedge instrument
Inflows:
Cross Currency Swap EUR	—	—	—	—	1,338	1,421	2,675	2,842	2,675	2,842	87,097	91,089	93,785	98,194
Cross Currency Swap HKD	—	—	—	—	66,378	12,829	21,601	25,627	83,608	91,034	263,206	320,604	434,793	450,094
Cross Currency Swap PEN	—	—	—	894	—	894	—	3,575	—	3,575	—	49,651	—	58,589
Cross Currency Swap CHF	—	—	89,256	—	125,993	798	1,450	1,597	82,552	90,095	106,050	116,765	405,301	209,255
Cross Currency Swap USD	—	—	—	—	1,476	1,600	2,952	3,200	2,952	3,200	42,060	43,994	49,440	51,994
Cross Currency Swap USD	870	216	86	336	49,401	884	105,622	166,592	—	—	—	—	155,979	168,028
Cross Currency Swap JPY	—	—	49,362	34,638	1,072	2,121	33,487	38,596	32,882	3,482	71,830	193,625	188,633	272,462
Cross Currency Swap AUD	—	—	—	428	—	3,274	—	7,399	—	7,401	—	156,499	—	175,001
Cross Currency Swap NOK	—	—	—	—	—	2,341	—	4,682	—	4,682	—	75,919	—	87,624

Net cash flows	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

9.	Derivative Instruments and Accounting Hedges, continued:

(c)	Cash flow Hedges, continued:

(c.2)	Below are the cash flows of the underlying assets portfolio and the cash flow of the liability part of the derivatives:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Hedge element
Inflows:
Cash flows in CLF	—	156	144,458	33,648	237,340	21,062	173,263	234,065	195,590	280,074	542,523	795,068	1,293,174	1,364,073

Hedge instrument
Outflows:
Cross Currency Swap HKD	—	(156)	—	—	(59,667)	(8,798)	(16,835)	(17,906)	(68,362)	(69,035)	(233,286)	(268,034)	(378,150)	(363,929)
Cross Currency Swap PEN	—	—	—	(47)	—	(48)	—	(188)	—	(189)	—	(31,223)	—	(31,695)
Cross Currency Swap JPY	—	—	(50,247)	(33,570)	(2,740)	(4,096)	(37,432)	(40,344)	(35,213)	(6,424)	(78,611)	(199,778)	(204,243)	(284,212)
Cross Currency Swap USD	—	—	—	—	(47,797)	(1,275)	(107,893)	(161,941)	(1,243)	(1,281)	(36,888)	(37,242)	(193,821)	(201,739)
Cross Currency Swap CHF	—	—	(94,211)	—	(125,325)	(3,858)	(7,482)	(7,653)	(87,164)	(197,107)	(108,488)	—	(422,670)	(208,618)
Cross Currency Swap EUR	—	—	—	—	(1,811)	(1,857)	(3,621)	(3,715)	(3,608)	(3,718)	(85,250)	(85,686)	(94,290)	(94,976)
Cross Currency Swap AUD	—	—	—	(31)	—	(521)	—	(1,103)	—	(1,104)	—	(108,622)	—	(111,381)
Cross Currency Swap NOK	—	—	—	—	—	(609)	—	(1,215)	—	(1,216)	—	(64,483)	—	(67,523)

Net cash flows	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

9.	Derivative Instruments and Accounting Hedges, continued:

(c)	Cash flow Hedges, continued:

With respect to CLF assets hedged, these are revalued monthly according to the variation of the UF, which is equivalent to monthly reinvestment of the assets until maturity of the relationship hedging.

(c.3)	The accumulated amount of unrealized gain was a charge to equity for an amount of Ch$37,546 million (a charge to equity for Ch$30,943 million in 2018 and a credit to equity for Ch$14,979 million in 2017) generated from hedging instruments, which has been recorded in equity. The net effect of tax was a charge to equity for Ch$27,408 million in 2019 (a charge to equity for Ch$22,589 million in 2018 and a credit to equity for Ch$11,158 million in 2017).

The accumulated balance for this concept net of income tax as of December 31, 2019 corresponds to a debit of equity amounted Ch$59,391 million (a debit of equity for Ch$31,983 million in 2018 and a debit to equity for Ch$9,394 million in 2017).

(c.4)	The net effect in income of derivatives cash flow hedges was a credit of Ch$84,684 million in 2019 (a credit to income for Ch$85,659 million in 2018 and a debit to income for Ch$93,612 million in 2017).

(c.5)	As of December 31, 2019 and 2018, it not exist inefficiency in cash flow hedge, because both, hedge item and hedge instruments are mirror one of other, it means that all variation of value attributable to rate and revaluation components are netted almost totally.

(c.6)	As of December 31, 2019 and 2018, the Bank has no hedges of net investments in foreign businesses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.	Loans and Advances to Banks, net:

(a)	As of December 31, 2018 and 2019, loans and advance to banks, net are detailed as follows:

	2018	2019
	MCh$	MCh$
Domestic Banks
Interbank loans	100,023	150,007
Other credits with domestic banks	—	—
Provisions for loans to domestic banks	(247)	(33)
Subtotal	99,776	149,974

Foreign Banks
Loans to foreign banks	239,797	289,337
Credits with third countries	41,872	8,934
Chilean export trade banks	12,873	61,860
Provisions for loans to foreign banks	(765)	(77)
Subtotal	293,777	360,054

Central Bank of Chile
Central Bank deposits	1,100,306	630,053
Other Central Bank credits	525	—
Subtotal	1,100,831	630,053
Total	1,494,384	1,140,081

(b)	Impairment allowance for due from banks:

i.	The credit quality and the maximum exposure to credit risk based on the Bank’s internal credit rating system and year-end stage classification as of December 31, 2018 and 2019, is as follows:

	2018				2019
	Stage 1 Individual	Stage 2 Individual	Stage 3 Individual	Total	Stage 1 Individual	Stage 2 Individual	Stage 3 Individual	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Domestic Banks
Normal	100,023	—	—	100,023	150,007	—	—	150,007
Substandard	—	—	—	—	—	—	—	—
Non-complying	—	—	—	—	—	—	—	—
Subtotal	100,023	—	—	100,023	150,007	—	—	150,007

Foreign Banks
Normal	266,648	27,894	—	294,542	238,491	121,640	—	360,131
Substandard	—	—	—	—	—	—	—	—
Non-complying	—	—	—	—	—	—	—	—
Subtotal	266,648	27,894	—	294,542	238,491	121,640	—	360,131

Central Bank of Chile
Normal	1,100,831	—	—	1,100,831	630,053	—	—	630,053
Substandard	—	—	—	—	—	—	—	—
Non-complying	—	—	—	—	—	—	—	—
Subtotal	1,100,831	—	—	1,100,831	630,053	—	—	630,053
Total	1,467,502	27,894	—	1,495,396	1,018,551	121,640	—	1,140,191

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.	Loans and Advances to Banks, net, continued:

(b)	Impairment allowance for due from banks, continued:

ii.	Changes in gross carrying amount and corresponding allowance for ECL by stage as of December 31, 2018 and 2019, is as follows:

	Changes as of December 31, 2018
	Stage 1 Individual		Stage 2 Individual		Stage 3 Individual		Total
	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$
ECL allowances as of January 1, 2018	760,285	772	—	—	—	—	760,285	772
Net change on ECL allowances *	746,808	250	1,376	9	—	—	748,184	259
Transfer to Stage 1	—	—	—	—	—	—	—	—
Transfer to Stage 2	(26,518)	(63)	26,518	63	—	—	—	—
Transfer to Stage 3	—	—	—	—	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year **	—	—	—	3	—	—	—	3
Amounts written off	—	—	—	—	—	—	—	—
Foreign exchange adjustments	(13,073)	(22)	—	—	—	—	(13,073)	(22)
Total	1,467,502	937	27,894	75	—	—	1,495,396	1,012

	Changes as of December 31, 2019
	Stage 1 Individual		Stage 2 Individual		Stage 3 Individual		Total
	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$
ECL allowances as of January 1, 2019	1,467,502	937	27,894	75	—	—	1,495,396	1,012
Net change on ECL allowances *	(321,373)	(832)	(6,339)	(48)	—	—	(327,712)	(880)
Transfer to Stage 1	16,405	26	(16,405)	(26)	—	—	—	—
Transfer to Stage 2	(126,709)	(27)	126,709	27	—	—	—	—
Transfer to Stage 3	—	—	—	—	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year **	—	—	—	—	—	—	—	—
Changes to models and assumptions	—	—	—	—	—	—	—	—
Amounts written off	—	—	—	—	—	—	—	—
Foreign exchange adjustments	(17,274)	(20)	(10,219)	(2)	—	—	(27,493)	(22)
Total	1,018,551	84	121,640	26	—	—	1,140,191	110

*	Net change between assets originated and assets repaid, excluding write offs.
**	Represents the change in the year-end ECLs of exposures that were transferred from one stage to another during the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Loans to Customers at amortized cost:

(a)	Loans to Customers:

As of December 31, 2018 and 2019, the composition of our portfolio of loans is the following:

	As of December 31, 2018			As of December 31, 2019
	Assets before Allowances	Allowances established	Net assets	Assets before Allowances	Allowances established	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	11,496,591	(175,122)	11,321,469	12,144,720	(197,530)	11,947,190
Foreign trade loans	1,313,001	(12,922)	1,300,079	1,431,794	(12,306)	1,419,488
Current account debtors	222,218	(9,116)	213,102	265,762	(9,443)	256,319
Factoring transactions	701,005	(4,017)	696,988	688,198	(4,878)	683,320
Student loans	51,919	(1,441)	50,478	56,219	(2,442)	53,777
Commercial lease transactions (1)	1,571,999	(15,778)	1,556,221	1,619,772	(18,746)	1,601,026
Other loans and accounts receivable	81,665	(10,468)	71,197	87,747	(9,456)	78,291
Subtotal	15,438,398	(228,864)	15,209,534	16,294,212	(254,801)	16,039,411
Mortgage loans
Mortgage bonds	21,443	(221)	21,222	14,808	(174)	14,634
Transferable mortgage loans	42,313	(226)	42,087	32,386	(157)	32,229
Other residential real estate mortgage loans	7,978,092	(33,875)	7,944,217	9,148,811	(43,363)	9,105,448
Credits from ANAP	6	―	6	4	―	4
Other loans and accounts receivable	10,219	(8)	10,211	10,718	(14)	10,704
Subtotal	8,052,073	(34,330)	8,017,743	9,206,727	(43,708)	9,163,019
Consumer loans
Consumer loans in installments	2,957,493	(263,542)	2,693,951	3,039,560	(281,437)	2,758,123
Current account debtors	312,783	(12,868)	299,915	296,374	(14,450)	281,924
Credit card debtors	1,165,064	(45,254)	1,119,810	1,195,614	(54,304)	1,141,310
Consumer lease transactions (1)	9	―	9	69	―	69
Other loans and accounts receivable	812	(520)	292	716	(533)	183
Subtotal	4,436,161	(322,184)	4,113,977	4,532,333	(350,724)	4,181,609
Total	27,926,632	(585,378)	27,341,254	30,033,272	(649,233)	29,384,039

(1)	In this item, the Bank finances its customers’ purchases of assets, including real estate and other personal property, through financial lease agreements. As of December 31, 2019, Ch$779,682 million corresponds to financial leases for real estate (Ch$758,970 million in December 2018) and Ch$840,159 million corresponds to financial leases for other assets (Ch$813,038 million in December 2018).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Loans to Customers at amortized cost, continued:

(b)	Impairment allowance for loans to customers:

i.	The credit quality and the maximum exposure to credit risk based on the Bank’s internal credit rating system and year-end stage classification as of December 31, 2018 and 2019, are as follows:

	2018
	Stage 1		Stage 2		Stage 3
	Individual	Group	Individual	Group	Individual	Group	POCI	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Normal	9,426,420	3,049,264	2,039,954	447,225	-	6,702	-	14,969,565
Substandard	-	-	94,894	-	-	-	-	94,894
Non-complying	-	-	-	13,026	120,564	239,734	615	373,939
Subtotal	9,426,420	3,049,264	2,134,848	460,251	120,564	246,436	615	15,438,398

Mortgage loans
Normal	-	6,893,619	-	993,085	-	513	-	7,887,217
Non-complying	-	-	-	-	-	164,856	-	164,856
Subtotal	-	6,893,619	-	993,085	-	165,369	-	8,052,073

Consumer loans
Normal	-	3,166,290	-	975,898	-	24,579	-	4,166,767
Non-complying	-	-	-	-	-	269,394	-	269,394
Subtotal	-	3,166,290	-	975,898	-	293,973	-	4,436,161
Total	9,426,420	13,109,173	2,134,848	2,429,234	120,564	705,778	615	27,926,632

	2019
	Stage 1		Stage 2		Stage 3
	Individual	Group	Individual	Group	Individual	Group	POCI	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Normal	9,880,799	3,369,494	1,987,763	561,831	-	779	-	15,800,666
Substandard	-	-	71,718	-	-	-	-	71,718
Non-complying	-	-	-	-	152,972	267,220	1,636	421,828
Subtotal	9,880,799	3,369,494	2,059,481	561,831	152,972	267,999	1,636	16,294,212

Mortgage loans
Normal	-	8,209,100	-	822,524	-	-	-	9,031,624
Non-complying	-	-	-	-	-	175,103	-	175,103
Subtotal	-	8,209,100	-	822,524	-	175,103	-	9,206,727

Consumer loans
Normal	-	3,860,973	-	372,814	-	7,555	-	4,241,342
Non-complying	-	-	-	-	-	290,903	88	290,991
Subtotal	-	3,860,973	-	372,814	-	298,458	88	4,532,333
Total	9,880,799	15,439,567	2,059,481	1,757,169	152,972	741,560	1,724	30,033,272

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Loans to Customers at amortized cost, continued:

(b)	Impairment allowance for loans to customers, continued:

ii.	Changes in gross carrying amount and corresponding allowance for ECL by stage as of December 31, 2018 and 2019, is as follows:

	Changes as of December 31, 2018
	Stage 1				Stage 2				Stage 3				POCI		Total
	Individual		Group		Individual		Group		Individual		Group
	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$
Commercial loans
Balance as of January 1, 2018	8,446,627	16,527	2,506,255	16,663	2,228,401	31,252	408,337	20,247	162,231	50,014	208,944	86,701	23	6	13,960,818	221,410
Net change on Balance *	968,288	9,424	780,778	12,463	(254,542)	(5,045)	(105,114)	(18,338)	(81,058)	(18,715)	(4,607)	31,406	592	293	1,304,337	11,488
Transfer to Stage 1	681,223	4,114	375,672	14,807	(680,838)	(3,981)	(346,936)	(6,387)	(385)	(133)	(28,736)	(8,420)	-	-	-	-
Transfer to Stage 2	(811,209)	(2,600)	(602,997)	(11,606)	822,133	8,805	630,963	15,817	(10,924)	(6,205)	(27,966)	(4,211)	-	-	-	-
Transfer to Stage 3	(15,175)	(70)	(16,665)	(1,189)	(32,569)	(4,134)	(127,676)	(13,572)	47,744	4,204	144,341	14,761	-	-	-	-
Impact on year-end ECL of exposures transferred between stages during the year**	-	(2,702)	-	(9,589)	-	4,512	-	23,822	-	5,505	-	21,568	-	-	-	43,116
Amounts written off	(150)	(150)	(67)	(67)	(11)	(11)	(468)	(468)	(5,422)	(5,422)	(46,301)	(46,301)	-	-	(52,419)	(52,419)
Foreign exchange adjustments	156,816	337	6,288	112	52,274	945	1,145	46	8,378	3,446	761	383	-	-	225,662	5,269
Subtotal Commercial loans	9,426,420	24,880	3,049,264	21,594	2,134,848	32,343	460,251	21,167	120,564	32,694	246,436	95,887	615	299	15,438,398	228,864

Mortgage loans
Balance as of January 1, 2018	-	-	6,410,939	740	-	-	904,826	17,351	-	-	161,471	15,686	-	-	7,477,236	33,777
Net change on Balance *	-	-	734,990	299	-	-	(115,034)	(8,772)	-	-	(38,126)	4,417	-	-	581,830	(4,056)
Transfer to Stage 1	-	-	399,309	892	-	-	(397,363)	(758)	-	-	(1,946)	(134)	-	-	-	-
Transfer to Stage 2	-	-	(651,619)	(404)	-	-	671,775	2,112	-	-	(20,156)	(1,708)	-	-	-	-
Transfer to Stage 3	-	-	-	-	-	-	(71,113)	(2,693)	-	-	71,113	2,693	-	-	-	-
Impact on year-end ECL of exposures transferred between stages during the year**	-	-	-	(803)	-	-	-	9,661	-	-	-	2,744	-	-	-	11,602
Amounts written off	-	-	-	-	-	-	(6)	(6)	-	-	(6,987)	(6,987)	-	-	(6,993)	(6,993)
Foreign exchange adjustments	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal Mortgage loans	-	-	6,893,619	724	-	-	993,085	16,895	-	-	165,369	16,711	-	-	8,052,073	34,330

Consumer loans
Balance as of January 1, 2018	-	-	2,761,640	44,078	-	-	967,918	115,096	-	-	283,901	155,277	-	-	4,013,459	314,451
Net change on Balance *	-	-	1,007,548	40,305	-	-	(416,546)	(91,527)	-	-	60,645	119,321	-	-	651,647	68,099
Transfer to Stage 1	-	-	381,126	26,682	-	-	(335,330)	(9,604)	-	-	(45,796)	(17,078)	-	-	-	-
Transfer to Stage 2	-	-	(978,112)	(44,301)	-	-	1,040,597	68,448	-	-	(62,485)	(24,147)	-	-	-	-
Transfer to Stage 3	-	-	(9,340)	(2,024)	-	-	(281,144)	(72,629)	-	-	290,484	74,653	-	-	-	-
Impact on year-end ECL of exposures transferred between stages during the year**	-	-	-	(15,379)	-	-	-	101,086	-	-	-	87,371	-	-	-	173,078
Amounts written off	-	-	(104)	(104)	-	-	(627)	(627)	-	-	(232,780)	(232,780)	-	-	(233,511)	(233,511)
Foreign exchange adjustments	-	-	3,532	16	-	-	1,030	49	-	-	4	2	-	-	4,566	67
Subtotal Consumer loans	-	-	3,166,290	49,273	-	-	975,898	110,292	-	-	293,973	162,619	-	-	4,436,161	322,184

Total	9,426,420	24,880	13,109,173	71,591	2,134,848	32,343	2,429,234	148,354	120,564	32,694	705,778	275,217	615	299	27,926,632	585,378

*	Net change between assets originated and assets repaid, excluding write offs.
**	Represents the change in the year-end ECLs of exposures that were transferred from one stage to another during the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Loans to Customers at amortized cost, continued:

(b)	Impairment allowance for loans to customers, continued:

	Changes as of December 31, 2019
	Stage 1				Stage 2				Stage 3				POCI		Total
	Individual		Group		Individual		Group		Individual		Group
	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$
Commercial loans
Balance as of January 1, 2019	9,426,420	24,880	3,049,264	21,594	2,134,848	32,343	460,251	21,167	120,564	32,694	246,436	95,887	615	299	15,438,398	228,864
Net change on Balance *	861,027	(14,709)	452,929	3,915	(231,267)	(3,240)	57,965	5,054	(9,953)	7,859	(13,173)	36,913	1,027	(13)	1,118,555	35,779
Transfer to Stage 1	873,349	9,699	1,005,072	49,310	(873,232)	(9,606)	(1,002,422)	(48,694)	(117)	(93)	(2,650)	(616)	-	-	-	-
Transfer to Stage 2	(1,120,580)	(4,449)	(1,118,008)	(19,312)	1,130,960	7,184	1,168,875	28,065	(10,380)	(2,734)	(50,867)	(8,754)	-	-	-	-
Transfer to Stage 3	(2,593)	(99)	(13,769)	(1,050)	(65,157)	(10,055)	(121,315)	(12,628)	67,750	10,153	135,084	13,679	-	-	-	-
Impact on year-end ECL of exposures transferred between stages during the year**	-	(7,346)	-	(36,508)	-	7,092	-	39,878	-	9,378	-	16,666	-	-	-	29,160
Changes to models and assumptions	-	944	-	(82)	-	18,860	-	(861)	-	-	-	(470)	-	(5)	-	18,386
Amounts written off	-	-	(55)	(55)	(65)	(65)	(371)	(371)	(8,587)	(8,587)	(46,614)	(46,614)	(6)	(6)	(55,698)	(55,698)
Foreign exchange adjustments	(156,824)	25	(5,939)	(69)	(36,606)	(107)	(1,152)	(83)	(6,305)	(1,374)	(217)	(82)	-	-	(207,043)	(1,690)
Subtotal Commercial loans	9,880,799	8,945	3,369,494	17,743	2,059,481	42,406	561,831	31,527	152,972	47,296	267,999	106,609	1,636	275	16,294,212	254,801

Mortgage loans
Balance as of January 1, 2019	-	-	6,893,619	724	-	-	993,085	16,895	-	-	165,369	16,711	-	-	8,052,073	34,330
Net change on Balance *	-	-	1,312,226	739	-	-	(117,481)	6,768	-	-	(32,301)	552	-	-	1,162,444	8,059
Transfer to Stage 1	-	-	1,516,595	16,318	-	-	(1,516,155)	(16,281)	-	-	(440)	(37)	-	-	-	-
Transfer to Stage 2	-	-	(1,513,235)	(742)	-	-	1,532,523	2,239	-	-	(19,288)	(1,497)	-	-	-	-
Transfer to Stage 3	-	-	(105)	-	-	-	(69,448)	(2,770)	-	-	69,553	2,770	-	-	-	-
Impact on year-end ECL of exposures transferred between stages during the year**	-	-	-	(15,913)	-	-	-	19,262	-	-	-	2,225	-	-	-	5,574
Changes to models and assumptions	-	-	-	285	-	-	-	3,250	-	-	-	-	-	-	-	3,535
Amounts written off	-	-	-	-	-	-	-	-	-	-	(7,790)	(7,790)	-	-	(7,790)	(7,790)
Foreign exchange adjustments	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal Mortgage loans	-	-	8,209,100	1,411	-	-	822,524	29,363	-	-	175,103	12,934	-	-	9,206,727	43,708

Consumer loans
Balance as of January 1, 2019	-	-	3,166,290	49,273	-	-	975,898	110,292	-	-	293,973	162,619	-	-	4,436,161	322,184
Net change on Balance *	-	-	493,973	60,685	-	-	(212,059)	(48,295)	-	-	67,033	139,704	88	44	349,035	152,138
Transfer to Stage 1	-	-	1,688,787	243,865	-	-	(1,679,389)	(240,444)	-	-	(9,398)	(3,421)	-	-	-	-
Transfer to Stage 2	-	-	(1,472,886)	(90,968)	-	-	1,588,909	129,954	-	-	(116,023)	(38,986)	-	-	-	-
Transfer to Stage 3	-	-	(12,204)	(2,646)	-	-	(299,286)	(78,223)	-	-	311,490	80,869	-	-	-	-
Impact on year-end ECL of exposures transferred between stages during the year**	-	-	-	(161,427)	-	-	-	203,042	-	-	-	84,786	-	-	-	126,401
Changes to models and assumptions	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Amounts written off	-	-	(120)	(120)	-	-	(978)	(978)	-	-	(248,614)	(248,614)	-	-	(249,712)	(249,712)
Foreign exchange adjustments	-	-	(2,867)	(126)	-	-	(281)	(113)	-	-	(3)	(48)	-	-	(3,151)	(287)
Subtotal Consumer loans	-	-	3,860,973	98,536	-	-	372,814	75,235	-	-	298,458	176,909	88	44	4,532,333	350,724

Total	9,880,799	8,945	15,439,567	117,690	2,059,481	42,406	1,757,169	136,125	152,972	47,296	741,560	296,452	1,724	319	30,033,272	649,233

*	Net change between assets originated and assets repaid, excluding write offs.
**	Represents the change in the year-end ECLs of exposures that were transferred from one stage to another during the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Loans to Customers at amortized cost, continued:

(c)	Allowances for loan losses:

Changes in allowances for loan losses during 2018 and 2019 are as follows:

	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$
Balance as of January 1, 2018	221,410	33,777	314,451	569,638
Charge-offs	(52,419)	(6,993)	(233,511)	(292,923)
Sales or transfers of credits	(958)	―	―	(958)
Allowances (released) established, net	60,831	7,546	241,244	309,621
Balance as of December 31, 2018	228,864	34,330	322,184	585,378
Charge-offs	(55,698)	(7,790)	(249,712)	(313,200)
Sales or transfers of credits	―	―	―	―
Allowances (released) established, net	81,635	17,168	278,252	377,055
Balance as of December 31, 2019	254,801	43,708	350,724	649,233

(d)	Financial Lease Contracts:

As of December 31, 2018 and 2019, the Bank’s scheduled cash flows to be received from financial leasing contracts have the following maturities as follows:

	Total receivable		Unearned income		Net lease receivable (*)
	2018	2019	2018	2019	2018	2019
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Due within one year	519,186	544,067	(60,216)	(58,871)	458,970	485,196
Due after 1 year but within 2 years	383,164	392,832	(44,066)	(42,302)	339,098	350,530
Due after 2 years but within 3 years	255,997	258,331	(28,740)	(27,329)	227,257	231,002
Due after 3 years but within 4 years	162,310	163,847	(19,471)	(18,361)	142,839	145,486
Due after 4 years but within 5 years	108,453	108,192	(13,992)	(13,242)	94,461	94,950
Due after 5 years	336,705	335,695	(33,666)	(30,313)	303,039	305,382
Total	1,765,815	1,802,964	(200,151)	(190,418)	1,565,664	1,612,546

(*)	The net balance receivable does not include the total overdue portfolio totaling Ch$6,344 million and Ch$7,295 million as of December 31, 2018 and 2019, respectively. This overdue portfolio only reflects the past due portion without considering the remaining outstanding principal and interest.

The leasing contracts are related to real estate, industrial machinery, vehicles and transport equipment. The leasing contracts have an average life of between 2 and 15 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Loans to Customers at amortized cost, continued:

(e)	Loans by industry sector:

The following table details the Bank’s loan portfolio (before allowances for loans losses) as of December 31, 2018 and 2019 by the customer’s industry sector:

	Location
	Chile		Abroad		Total
	2018	2019	2018	2019	2018		2019
	MCh$	MCh$	MCh$	MCh$	MCh$	%	MCh$	%
Commercial loans:
Financial services	2,119,815	2,584,499	2,784	3,060	2,122,599	7.60	2,587,559	8.62
Services	2,109,143	2,267,433	348	436	2,109,491	7.55	2,267,869	7.55
Construction	1,752,237	2,142,699	―	―	1,752,237	6.27	2,142,699	7.13
Commerce	2,285,895	2,055,183	38,430	11,189	2,324,325	8.32	2,066,372	6.88
Manufacturing	1,544,862	1,624,972	34,613	―	1,579,475	5.66	1,624,972	5.41
Agriculture and livestock	1,582,520	1,623,465	―	―	1,582,520	5.67	1,623,465	5.41
Transportation and telecommunications	1,480,773	1,234,087	17,369	―	1,498,142	5.37	1,234,087	4.11
Mining	453,549	604,660	―	―	453,549	1.62	604,660	2.01
Electricity, gas and water	461,351	325,143	―	―	461,351	1.65	325,143	1.08
Fishing	156,472	140,709	―	―	156,472	0.56	140,709	0.47
Other	1,398,237	1,676,677	―	―	1,398,237	5.01	1,676,677	5.58
Subtotal	15,344,854	16,279,527	93,544	14,685	15,438,398	55.28	16,294,212	54.25
Residential mortgage loans	8,052,073	9,206,727	―	―	8,052,073	28.83	9.206.727	30.66
Consumer loans	4,436,161	4,532,333	―	―	4,436,161	15.89	4,532,333	15.09
Total	27,833,088	30,018,587	93,544	14,685	27,926,632	100.00	30,033,272	100.00

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Loans to Customers at amortized cost, continued:

(f)	Purchase of loan portfolio

During the year ended December 31, 2019 the Bank has not acquired portfolio loans.

During 2018, the Bank acquired loan portfolios, whose nominal value amounted to Ch$36,919 million.

(g)	Sale or transfer of credits from the loans to customers:

During 2017, 2018 and 2019 the Bank has carried out transactions of sale or transfer of the loan portfolio according to the following:

	As of December 31, 2017
	Carrying amount	Allowances released	Sale price	Effect on income (loss) gain
	MCh$	MCh$	MCh$	MCh$

Sale of outstanding loans	33,681	(11,595)	24,126	2,040
Sale of write-off loans	—	—	23	23
Total	33,681	(11,595)	24,149	2,063

	As of December 31, 2018
	Carrying amount	Allowances released	Sale price	Effect on income (loss) gain
	MCh$	MCh$	MCh$	MCh$

Sale of outstanding loans	22,567	(958)	21,876	267
Sale of write-off loans	—	—	—	—
Total	22,567	(958)	21,876	267

	As of December 31, 2019
	Carrying amount	Allowances released	Sale price	Effect on income (loss) gain
	MCh$	MCh$	MCh$	MCh$

Sale of outstanding loans	12,420	—	12,420	—
Sale of write-off loans	—	—	—	—
Total	12,420	—	12,420	—

(h)	Own assets securitizations:

During 2018 and 2019 the Bank did not execute securitization transactions involving its own assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.	Financial Assets at Fair Value through Other Comprehensive Income:

As of December 31, 2018 and 2019, financial assets are detailed as follows:

	2018	2019
	MCh$	MCh$
Debt instruments at fair value through OCI	1,043,440	1,357,846
Equity instruments valued at fair value through OCI	9,751	8,497
Total	1,053,191	1,366,343

(a)	Debt instruments at fair value through OCI:

(a.1)	The breakdown of the balance under the heading “Debt instruments at fair value through OCI” as of December 31, 2018 and 2019 is, as follows:

	2018	2019
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank:
Bonds issued by the Chilean Government and Central Bank	135,145	76,358
Promissory notes issued by the Chilean Government and Central Bank	—	16,466
Other instruments	29,077	16,238

Other instruments issued in Chile:
Mortgage bonds from domestic banks	92,491	122,291
Bonds from domestic banks	5,351	15,927
Deposits from domestic banks	559,108	1,020,842
Bonds from other Chilean companies	6,599	1,395
Other instruments	107,125	68,476

Instruments issued by foreign institutions:
Other instruments	108,544	19,853
Total	1,043,440	1,357,846

Instruments issued by the Chilean Government and Central Bank include instruments sold under repurchase agreements with clients and financial institutions, totaling Ch$6,965 million as of December 31, 2018. The repurchase agreements have an average maturity of 3 days as of December 31, 2018. As of December 31, 2019, there is no amount for this concept.

Under the instruments issued abroad mainly include bonds of local companies issued abroad.

As of December 31, 2019, the portfolio of financial assets at FVOCI includes a net unrealized gain of Ch$15,290 million, recorded in other comprehensive income within equity (Ch$3,649 million as of December 31, 2018).

As of December 31, 2019 the impairment for debt instruments at Fair Value through OCI was Ch$7,736 million (Ch$4,268 million as of December 31, 2018).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.	Financial Assets at Fair Value through Other Comprehensive Income, continued:

(a)	Debt instruments at fair value through OCI, continued:

(a.2)	The credit ratings of the issuers of debt instruments as of December 31, 2018 and 2019, are as follows:

	As of December 31, 2018				As of December 31, 2019
	Stage 1 Individual	Stage 2 Individual	Stage 3 Individual	Total Individual	Stage 1 Individual	Stage 2 Individual	Stage 3 Individual	Total Individual
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Debt Instrument
Investment grade	827,770	—	—	827,770	1,269,516	—	—	1,269,516
Non-investment grade	—	—	—	—	—	—	—	—
Without rating	215,670	—	—	215,670	88,330	—	—	88,330
Total	1,043,440	—	—	1,043,440	1,357,846	—	—	1,357,846

(a.3)	Analysis of changes in the fair value and corresponding allowance for ECL by stage for debt instruments measured at FVOCI as of December 31, 2018 and 2019, is as follows:

	Stage 1 Individual		Stage 2 Individual		Stage 3 Individual		Total
	Fair value MCh$	ECL MCh$	Fair value MCh$	ECL MCh$	Fair value MCh$	ECL MCh$	Fair value MCh$	ECL MCh$
Balance as of January 1, 2018	1,516,063	5,820	—	—	—	—	1,516,063	5,820
Net change on Balance *	(515,343)	(1,978)	—	—	—	—	(515,343)	(1,978)
Change in fair value	14,162	—	—	—	—	—	14,162	—
Transfer to Stage 1	—	—	—	—	—	—	—	—
Transfer to Stage 2	—	—	—	—	—	—	—	—
Transfer to Stage 3	—	—	—	—	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year **	—	—	—	—	—	—	—	—
Impact of net re-measurement of year-end ECL	—	258	—	—	—	—	—	258
Amounts written off	—	—	—	—	—	—	—	—
Foreign exchange adjustments	28,558	168	—	—	—	—	28,558	168
Balance as of December 31, 2018	1,043,440	4,268	—	—	—	—	1,043,440	4,268

Balance as of January 1, 2019	1,043,440	4,268	—	—	—	—	1,043,440	4,268
Net change on Balance *	275,797	327	(19)	(1)	—	—	275,778	326
Change in fair value	32,995	—	—	—	—	—	32,995	—
Transfer to Stage 1	—	—	—	—	—	—	—	—
Transfer to Stage 2	(19)	(1)	19	1	—	—	—	—
Transfer to Stage 3	—	—	—	—	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year **	—	—	—	—	—	—	—	—
Impact of net re-measurement of year-end ECL	—	3,102	—	—	—	—	—	3,102
Amounts written off	—	—	—	—	—	—	—	—
Foreign exchange adjustments	5,633	40	—	—	—	—	5,633	40
Balance as of December 31, 2019	1,357,846	7,736	—	—	—	—	1,357,846	7,736

*	Net change between assets purchased and assets derecognized, excluding write offs.
**	Represents the change in the year-end ECLs of exposures that were transferred from one stage to another during the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.	Financial Assets at Fair Value through Other Comprehensive Income, continued:

(b)	Equity instruments at fair value through OCI:

The breakdown of the balance under the heading “Equity instruments at fair value through OCI” as of December 31, 2018 and 2019 is as follows:

	2018	2019
	MCh$	MCh$
Equity instruments issued in Chile	8,939	7,446
Equity instruments issued by foreign institutions	812	1,051
Total	9,751	8,497

The equity investments issued by foreign institutions represent shares of currency exchange offices and servicing companies that the Bank is obliged to hold in order to benefit from these services. Shares that do not have an active market and their value cannot be reliably measured are presented at cost, the difference between cost and fair value is not expected to be significant.

(c)	Realized and unrealized profits:

Realized profits and losses are calculated as the proceeds from sales less the cost (specific identification method) of the investments identified as for sale and fair value through OCI. In addition, any unrealized profit or loss previously recorded in other comprehensive income for these investments is reclassified when recorded in the income statements.

The gross gains (losses) realized in sale of financial instruments, as of December 31, 2017, 2018 and 2019, is recorded in the item “Net financial operating income” (Note No. 31).

Change in profits and losses unrealized on the sale of debt instruments for the periods ended December 31, 2017, 2018 and 2019 are as follows:

	2017	2018	2019
	MCh$	MCh$	MCh$
Net gain (loss) on financial assets before income tax (1)	4,775	(13,878)	15,969
Tax (expense) benefit	(1,299)	3,757	(4,328)
Net of tax amount (2)	3,476	(10,121)	11,641

(1)	As of December 31, 2017, 2018 and 2019, realized gains reclassified to the income statement line item “Net financial operating income” amounted to Ch$5,149 million, Ch$400 million and Ch$4,716 million, respectively.
(2)	This amount corresponds to the unrealized gain or loss, net of deferred tax and which are included in “Consolidated Statement of Changes in Equity”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Investments in Other Companies:

(a)	This item includes investments in other companies for an amount of Ch$42,252 million and Ch$48,442 million as of December 31, 2018 and 2019, respectively, detailed as follows:

						Investment
		Ownership Interest		Equity		Assets		Income
		2018	2019	2018	2019	2018	2019	2017	2018	2019
Company	Shareholder	%	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Associates
Transbank S.A.	Banco de Chile	26.16	26.16	69,358	82,667	18,468	21,973	2,117	3,262	3,505
Sociedad Operadora de Tarjetas de Crédito Nexus S.A. (*)	Banco de Chile	25.81	29.63	16,805	17,675	4,557	5,238	884	735	5
Administrador Financiero del Transantiago S.A.	Banco de Chile	20.00	20.00	17,978	19,174	3,680	3,985	317	582	390
Redbanc S.A.	Banco de Chile	38.13	38.13	8,356	9,221	3,219	3,549	403	325	330
Centro de Compensación Automatizado S.A.	Banco de Chile	33.33	33.33	5,592	6,464	1,894	2,184	236	305	294
Servicios de Infraestructura de Mercado OTC S.A.	Banco de Chile	12.33	12.33	11,952	12,470	1,474	1,538	66	56	59
Sociedad Interbancaria de Depósitos de Valores S.A.	Banco de Chile	26.81	26.81	4,161	4,811	1,129	1,359	215	204	231
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Banco de Chile	15.00	15.00	6,106	6,290	944	958	66	58	29
Subtotal				140,308	158,772	35,365	40,784	4,304	5,527	4,843

Joint Venture
Servipag Ltda.	Banco de Chile	50.00	50.00	11,398	12,292	5,699	6,271	700	701	572
Artikos Chile S.A.	Banco de Chile	50.00	50.00	2,025	2,399	1,188	1,387	507	583	624
Subtotal				13,423	14,691	6,887	7,658	1,207	1,284	1,196

Total				153,731	173,463	42,252	48,442	5,511	6,811	6,039

(*)	During the year 2019, Banco de Chile increased its percentage of ownership interest through the purchase of 159,152 shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Investments in Other Companies, continued:

(b)	The total carrying amount of the Bank’s associates as of December 31, 2018 and 2019 is explained as follows:

	2018
Associate’s statement of financial position	Centro de Compensación Automatizado S.A.	Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Sociedad Operadora de Tarjetas de Crédito Nexus S.A.	Sociedad Interbancaria de Depósitos de Valores S.A.	Redbanc S.A.	Transbank S.A.	Administrador Financiero del Transantiago S.A.	Servicios de Infraestructura de Mercado OTC S.A.	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current assets	3,088	5,871	12,918	153	6,084	818,587	55,406	18,842	920,949
Non-current assets	3,985	857	22,221	4,239	14,741	85,971	412	6,431	138,857
Total Assets	7,073	6,728	35,139	4,392	20,825	904,558	55,818	25,273	1,059,806

Current liabilities	1,321	622	14,179	231	9,907	833,788	36,676	10,111	906,835
Non-current liabilities	160	—	4,155	—	2,562	1,412	1,164	3,201	12,654
Total Liabilities	1,481	622	18,334	231	12,469	835,200	37,840	13,312	919,489
Equity	5,592	6,106	16,805	4,161	8,356	69,358	17,978	11,952	140,308
Minority interest	—	—	—	—	—	—	—	9	9
Total Liabilities and Equity	7,073	6,728	35,139	4,392	20,825	904,558	55,818	25,273	1,059,806

Associate’s revenue and profit
Operating income	3,214	3,302	50,319	1	35,314	191,568	3,435	6,254	293,407
Operating expenses	(2,005)	(3,016)	(46,426)	(35)	(33,895)	(177,440)	(2,615)	(5,567)	(270,999)
Other income (expenses)	(25)	177	(173)	796	(260)	2,380	2,982	59	5,936
Income (loss) before taxes	1,184	463	3,720	762	1,159	16,508	3,802	746	28,344
Income tax	(268)	(79)	(870)	-	(308)	(4,038)	(894)	(292)	(6,749)
Net income for the year	916	384	2,850	762	851	12,470	2,908	454	21,595

	2019
Associate’s statement of financial position	Centro de Compensación Automatizado S.A.	Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Sociedad Operadora de Tarjetas de Crédito Nexus S.A.	Sociedad Interbancaria de Depósitos de Valores S.A.	Redbanc S.A.	Transbank S.A.	Administrador Financiero del Transantiago S.A.	Servicios de Infraestructura de Mercado OTC S.A.	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current assets	5,087	6,019	9,586	113	7,047	1,118,388	54,120	21,585	1,221,945
Non-current assets	3,463	1,353	21,561	4,961	16,366	99,060	592	8,216	155,572
Total Assets	8,550	7,372	31,147	5,074	23,413	1,217,448	54,712	29,801	1,377,517

Current liabilities	1,947	769	7,951	263	7,688	1,130,800	34,234	16,789	1,200,441
Non-current liabilities	139	313	5,521	—	6,504	3,981	1,304	533	18,295
Total Liabilities	2,086	1,082	13,472	263	14,192	1,134,781	35,538	17,322	1,218,736
Equity	6,464	6,290	17,675	4,811	9,221	82,667	19,174	12,470	158,772
Minority interest	—	—	—	—	—	—	—	9	9
Total Liabilities and Equity	8,550	7,372	31,147	5,074	23,413	1,217,448	54,712	29,801	1,377,517

Associate’s revenue and profit
Operating income	3,384	3,386	49,944	15	38,024	222,912	3,707	6,291	327,663
Operating expenses	(2,229)	(3,348)	(49,699)	(57)	(36,693)	(133,128)	(2,224)	(5,725)	(233,103)
Other income (expenses)	(13)	159	(304)	903	(195)	(72,143)	979	179	(70,435)
Gain before tax	1,142	197	(59)	861	1,136	17,641	2,462	745	24,125
Income tax	(261)	(4)	75	—	(270)	(4,239)	(514)	(267)	(5,480)
Gain for the year	881	193	16	861	866	13,402	1,948	478	18,645

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Investments in Other Companies, continued:

(c)	Joint Ventures:

The Bank has a 50% interest in Servipag Ltda. and a 50% interest in Artikos Chile S.A., two jointly controlled entities. The Bank’s interest in both entities is accounted for using the equity method in the consolidated financial statements.

The table below presents summarized financial information as of December 31, 2018 and 2019 of the entities the Bank controls jointly:

	Artikos Chile S.A.		Servipag Ltda.
	2018	2019	2018	2019
	MCh$	MCh$	MCh$	MCh$
Current assets	1,397	1,701	59,142	74,748
Non-current assets	1,503	1,944	15,371	18,005
Total Assets	2,900	3,645	74,513	92,753

Current liabilities	875	1,083	57,847	74,745
Non-current liabilities	—	163	5,268	5,716
Total Liabilities	875	1,246	63,115	80,461
Equity	2,025	2,399	11,398	12,292
Total Liabilities and Equity	2,900	3,645	74,513	92,753

Operating income	3,544	3,643	42,679	43,259
Operating expenses	(2,519)	(2,452)	(40,318)	(41,708)
Other income (expenses)	12	11	(339)	(315)
Profit before tax	1,037	1,202	2,022	1,236
Income tax	130	46	(621)	(343)
Profit for the year	1,167	1,248	1,401	893

(d)	The reconciliation between opening and ending balance of investments in other companies that are not consolidated in 2017, 2018 and 2019 is detailed as follows:

	2017	2018	2019
	MCh$	MCh$	MCh$
Balance as of January 1,	30,314	35,771	42,252
Capital increase	―	―	671
Participation in net income	5,511	6,811	6,039
Dividends received	(484)	(411)	(552)
Other	430	81	32
Balance as of December 31,	35,771	42,252	48,442

(e)	As of December 31, 2018 and 2019, no impairment has been recognized in these investments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

14.	Intangible Assets:

(a)	As of December 31, 2018 and 2019 intangible assets are detailed as follows:

	Useful Life		Average remaining amortization		Gross balance		Accumulated Amortization		Net balance
	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019
	Years	Years	Years	Years	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Other Intangible Assets:
Goodwill	―	―	―	―	16,714	16,714	―	―	16,714	16,714
Intangible assets arising from business combinations	―	―	―	―	56,249	56,249	(39,553)	(39,553)	16,696	16,696
Software or computer programs	6	6	5	5	144,968	163,511	(92,907)	(105,204)	52,061	58,307
Total					217,931	236,474	(132,460)	(144,757)	85,471	91,717

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

14.	Intangible Assets, continued:

(b)	Changes in intangible assets during the 2018 and 2019 periods are as follows:

	Goodwill (1)	Intangible assets arising from business combinations (2)	Software or computer programs	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2018	16,714	56,249	122,480	195,443
Acquisitions	―	―	23,512	23,512
Disposals	―	―	(1,024)	(1,024)
Impairment loss	―	―	―	―
Balance as of December 31, 2018	16,714	56,249	144,968	217,931
Acquisitions	―	―	20,928	20,928
Disposals	―	―	(1,759)	(1,759)
Reclassification	―	―	(276)	(276)
Impairment loss	―	―	(350)	(350)
Balance as of December 31, 2019	16,714	56,249	163,511	236,474

Accumulated Amortization
Balance as of January 1, 2018	―	(39,553)	(83,435)	(122,988)
Amortization for the year	―	―	(10,496)	(10,496)
Disposals	―	―	1,024	1,024
Balance as of December 31, 2018	―	(39,553)	(92,907)	(132,460)
Amortization for the year	―	―	(12,875)	(12,875)
Disposals	―	―	316	316
Reclassification	―	―	262	262
Balance as of December 31, 2019	―	(39,553)	(105,204)	(144,757)

Net balance as of December 31, 2018	16,714	16,696	52,061	85,471
Net balance as of December 31, 2019	16,714	16,696	58,307	91,717

(1)	Goodwill corresponds mainly to business combination with Citibank Chile whose amount is of MCh$12,576 that represents the value of synergies to be generated in the combination process and the acquisition of know-how.
(2)	Intangible assets arising from business combinations include assets with indefinite useful lives acquired in the business combination with Citibank Chile.

As of December 31, 2018 and 2019, the Bank had made the following commitments for technological developments:

	Amount of Commitment
	2018	2019
	MCh$	MCh$
Software and licenses	11,806	7,151

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

14.	Intangible Assets, continued:

(c)	Impairment testing of Goodwill

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

Accordingly, for impairment testing purposes, goodwill acquired through business combinations has been allocated to four individual business segments, as follows:

	2018	2019
Business Segments	MCh$	MCh$
Retail	5,928	5,928
Wholesale	2,135	2,135
Treasury and money market operations	4,513	4,513
Subsidiaries	4,138	4,138
Total	16,714	16,714

Below are the key assumptions used for determining the value in use for impairment testing purposes:

●	The Bank determines the recoverable amount of its business segments on the basis of value in use and employs a discounted cash flows (“DCF”) valuation model. The DCF model determines the present value of the estimated future earnings that would be distributed to shareholders, once the respective regulatory capital requirements are satisfied.

●	For purposes of the goodwill impairment testing, the DCF model uses earnings projections for a ten-year period. A ten-year period is deemed as the Bank assumes that over that period it is possible to achieve the goals set in the long-term business strategy.

●	Earnings projections result from business growth, particularly associated with projected expansion rates for the local economy, the industry’s loan book and the Bank’s strategic goals. Then, based on historical data and a linear regression analysis, the Bank determines a multiplier of loan expansion (real terms) over GDP growth for the local economy. Currently, this multiplier is approximately 1.9 times and is expected to decrease overtime as long as banking penetration increases across the diverse business segments.

•	Following the estimation of growth rates for the economy and the banking industry, expansion rates of the Bank’s loan book are determined by considering the achievement of the Bank’s long-term strategic goals. Therefore, real growth rates are considered to be slightly higher than the industry rates within the ten-year period, assuming that a market share of 17.8% is achieved at year three and remains constant onwards.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

14.	Intangible Assets, continued:

(c)	Impairment testing of Goodwill, continued:

●	For purposes of business segments valuation, the DCF model considers discount rates that are determined by carrying out a linear regression analysis based on historical data of monthly stock returns for the Bank and the market portfolio or overall stock index (IGPA index in Chile). In order to do this, an index linear model is applied, which is widely used in finance for these purposes. After estimating the model parameters (alpha and beta), the Capital Asset Pricing Model (“CAPM”) is utilized in order to determine the cost of equity or discount rate for shareholders’ cash flows. When using CAPM, a 7.3% discount rate is computed by assuming equilibrium scenarios for risk-free rates and inflation. We also use alternative methods, such as historical return-on-equity (net income over market capitalization) and implicit return-on-equity on price-to-earnings ratios projected by market analysts. By means of these methods, the Bank is able to reach discount rates of 7.3% and 7.0%, respectively, and using such evidence, the Bank determined a cost of equity of 9.0% as a baseline scenario for discount rates used for valuation purposes. The Bank also carries out a sensitivity analysis by setting discounts rates of 8.0% and 10.0%.

(d)	Annual goodwill impairment test:

The annual goodwill impairment tests for the years ended December 31, 2018 and 2019 did not result in an impairment loss on the goodwill of the Bank’s business segments as their economic values were higher than their carrying amounts.

(e)	Restrictions:

Banco de Chile and its subsidiaries have no restrictions on intangible assets as of December 31, 2018 and 2019. Additionally, no intangible assets have been pledged as collateral to secure the fulfillment of any financial obligation. Moreover, there are no amounts owed by the Bank on intangible assets as of the aforementioned dates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

15.	Property and Equipment and Leased assets and lease liabilities:

(a)	The properties and equipment as of December 31, 2018 and 2019 are composed as follows:

	Useful Life		Average remaining depreciation		Gross balance		Accumulated Depreciation		Net balance
	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019
	Years	Years	Years	Years	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Type of property and equipment:
Land and Buildings	26	26	21	21	320,585	301,619	(150,099)	(136,394)	170,486	165,225
Equipment	5	5	3	4	183,220	207,605	(148,455)	(162,560)	34,765	45,045
Others	7	7	4	4	53,500	55,519	(42,879)	(45,527)	10,621	9,992
Total					557,305	564,743	(341,433)	(344,481)	215,872	220,262

(b)	As of December 31, 2018 and 2019, this account and its changes are detailed as follows:

	Land and Buildings	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$
(a.1) Cost

Balance as of January 1, 2018	311,428	184,369	52,552	548,349
Reclassification	—	—	—	—
Additions	12,589	12,702	2,774	28,065
Disposals/write-downs/sales	(3,145)	(13,845)	(1,785)	(18,775)
Impairment loss (*)	(287)	(6)	(41)	(334)
Balance as of December 31, 2018	320,585	183,220	53,500	557,305

Balance as of January 1, 2019	320,585	183,220	53,500	557,305
Reclassification	(25,654)	(37)	—	(25,691)
Additions	12,555	28,118	2,839	43,512
Disposals/write-downs/sales	(5,437)	(3,115)	(762)	(9,314)
Impairment loss (*) (***)	(430)	(581)	(58)	(1,069)
Balance as of December 31, 2019	301,619	207,605	55,519	564,743

(a.2) Accumulated Depreciation

Balance as of January 1, 2018	(142,768)	(148,006)	(41,316)	(332,090)
Depreciation charges of the year (*) (**)	(9,193)	(14,291)	(3,333)	(26,817)
Sales and disposals of the year	1,862	13,842	1,770	17,474
Accumulated Depreciation as of December 31, 2018	(150,099)	(148,455)	(42,879)	(341,433)

Balance as of January 1, 2019	(150,099)	(148,455)	(42,879)	(341,433)
Reclassification	21,278	37	—	21,315
Depreciation charges of the year (*) (**)	(8,613)	(16,819)	(3,403)	(28,835)
Sales and disposals of the year	1,040	2,692	740	4,472
Transfers	—	(15)	15	—
Accumulated Depreciation as of December 31, 2019	(136,394)	(162,560)	(45,527)	(344,481)

(*)	See Note No. 36 about Depreciation, Amortization and Impairment.
(**)	It does not include depreciation for the year for Investment Properties, which it registered under the item “Investment Properties” for an amount of Ch$359 million (Ch$368 million in 2018).
(***)	It does not include charge-off provisions for Property and Equipment for an amount of Ch$949 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

15.	Property and Equipment and Leased assets and lease liabilities, continued:

(c)	The composition of the rights over leased assets as of December 31, 2019 is as follows:

	Gross Balance	Accumulated Depreciation	Net Balance
Categories	2019	2019	2019
	MCh$	MCh$	MCh$

Buildings	130,853	(18,722)	112,131
Floor space for ATMs	41,960	(9,091)	32,869
Improvements to leased properties	27,254	(21,589)	5,665
Total	200,067	(49,402)	150,665

(d)	The changes of the rights over leased assets as of December 31, 2019 is as follows:

	2019
	Buildings	Floor space for ATMs	Improvements to leased properties	Total
	MCh$	MCh$	MCh$	MCh$

Gross Balance
Balance as of January 1, 2019	116,577	27,920	—	144,497
Reclassification	—	—	26,332	26,332
Additions	14,276	14,040	1,725	30,041
Write-downs	—	—	(803)	(803)
Total	130,853	41,960	27,254	200,067

Accumulated Depreciation
Balance as of January 1, 2019	—	—	—	—
Reclassification	—	—	(21,546)	(21,546)
Depreciation of the year (*)	(18,722)	(9,091)	(659)	(28,472)
Write-downs	—	—	616	616
Total	(18,722)	(9,091)	(21,589)	(49,402)

Balance as of December 31, 2019	112,131	32,869	5,665	150,665

(*)	See Note No.36 Depreciation, Amortization and Impairment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

15.	Property and Equipment and Leased assets and lease liabilities, continued:

(e)	The following are the future maturities of the lease liabilities as of December 31, 2019:

	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
Lease associated with:	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Buildings	1,726	3,519	15,286	37,063	24,899	38,526	121,019
ATMs	809	1,618	7,131	18,125	5,403	679	33,765
Total	2,535	5,137	22,417	55,188	30,302	39,205	154,784

The Bank and its subsidiaries maintain contracts with certain renewal options and for which there is reasonable certainty that said option shall be carried out. In such cases, the lease period used to measure the liability and assets corresponds to an estimate of future renewals.

The changes of the obligations under capitalized leases and cash flows are as follows:

Total cash flow
Lease liability	MCh$

Balances as of January 1, 2019	144,497
Liabilities for new lease agreements	24,431
Interest expenses	2,574
Payments of capital and interests	(29,374)
Others	3,885
Balances as of December 31, 2019	146,013

(f)	The future cash flows related to short-term lease agreements in effect as of December 31, 2019 correspond to Ch$8,611 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

16.	Investment Properties:

	2017	2018	2019
	MCh$	MCh$	MCh$
Net Balance as of January 1,	14,674	14,306	13,938
Additions resulting from business combinations	―	―	―
Reclassifications	―	―	(389)
Disposals	―	―	―
Depreciation charges in the period	(368)	(368)	(359)
Impairment	―	―	―
Net Balance as of December 31,	14,306	13,938	13,190

Estimated useful lives applied by the Bank are presented in Note No. 2(m) on Property and equipment.

As of December 31, 2019, the fair value of the investment properties held by the Bank is Ch$46,613 million (Ch$46,562 million as of December 31, 2018).

In 2019, the Bank earned income of Ch$6,136 million (Ch$6,265 million in 2018) renting out their investment properties. In the same period the Bank incurred corresponding expenses of Ch$2,794 million and Ch$3,131 million per year in 2018 and 2019.

17.	Current Taxes and Deferred Taxes:

(a)	Current Tax:

The Bank and its subsidiaries at the end of each year, have constituted a First Category Income Tax Provision, which was determined based on current tax regulations, and has been reflected in the statement of financial position net of taxes to be recovered or payable, as applicable, as of December 31, 2018 and 2019, according to the following detail:

	2018	2019
	MCh$	MCh$

Income taxes	134,781	222,266
Less:
Monthly prepaid taxes (PPM)	(126,917)	(143,200)
Credit for training expenses	(2,224)	(1,900)
Other	(1,410)	(1,234)
Total tax (receivable) payable, net	4,230	75,932

	2018	2019
	MCh$	MCh$

Current tax assets	677	357
Current tax liabilities	(4,907)	(76,289)
Total tax receivable (payable), net	(4,230)	(75,932)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.	Current Taxes and Deferred Taxes, continued:

(b)	Income Tax:

The Bank’s tax expense recorded for the years ended December 31, 2017, 2018 and 2019 is detailed as follows:

	2017	2018	2019
	MCh$	MCh$	MCh$
Income tax expense:
Current year taxes	105,024	143,136	232,404
Tax from previous period	(1,401)	2,574	(331)
Subtotal	103,623	145,710	232,073
(Credit) charge for deferred taxes:
Origin and reversal of temporary differences	20,043	11,435	(58,733)
Effect of changes in tax rate	(5,729)	―	―
Subtotal	14,314	11,435	(58,733)
Other	(2,576)	2,623	321
Net charge to income for income taxes	115,361	159,768	173,661

Tax Rate	25.50%	27.00%	27.00%

(c)	Reconciliation of effective tax rate:

The following table reconciles the income tax rate to the effective rate applied to determine the Bank’s income tax expense as of December 31, 2017, 2018 and 2019:

	2017		2018		2019
	Tax rate %	MCh$	Tax rate %	MCh$	Tax rate %	MCh$
Income tax calculated on net income before tax	25.50	175,298	27.00	206,116	27.00	209,901
Subordinated Debt Payment (*)	(5.67)	(38,997)	(3.21)	(24,515)	―	―
Additions or deductions (**)	(2.88)	(19,794)	(4.18)	(31,894)	(5.10)	(39,612)
Effect of changes in tax rate	(0.83)	(5,729)	―	―	―	―
Other	0.67	4,583	1.32	10,061	0.43	3,372
Effective rate and income tax expense	16.79	115,361	20.93	159,768	22.34	173,661

(*)	The tax expense related to the subordinated debt held by SAOS S.A, it ended during the current fiscal year, as a result of the generation of sufficient resources to pay off the total debt.
(**)	The deductions of the tax rate for 2017, 2018 and 2019 mainly relate to permanent differences between tax and financial accounting rules.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.	Current Taxes and Deferred Taxes, continued:

(d)	Effect of deferred taxes on income and equity:

The effects of deferred taxes on assets, liabilities and income accounts are detailed as follows:

	Balance as of	Effect		Balance as of	Effect		Balance as of
	January 1, 2018	Income	Equity	December 31, 2018	Income	Equity	December 31, 2019
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Debit differences:
Allowances for loan losses	138,643	3,232	―	141,875	9,606	―	151,481
Personnel provisions	12,521	756	―	13,277	3,720	―	16,997
Staff vacations	6,908	333	―	7,241	203	―	7,444
Accrued interest and indexation adjustments from past due loans	3,414	(182)	―	3,232	442	―	3,674
Staff severance indemnities provision	1,457	(8)	35	1,484	(59)	66	1,491
Provisions of credit card expenses	8,955	858	―	9,813	(1,592)	―	8,221
Provisions of accrued expenses	16,358	(9,450)	―	6,908	3,656	―	10,564
Derivative instruments adjustments	―	1,356	―	1,356	114	―	1,470
Adjustment for valuation and impairment of financial assets at fair value through OCI	―	(419)	1,365	946	―	(946)	―
Leasing	32,549	669	―	33,218	8,574	―	41,792
Other adjustments	6,246	(5,233)	1	1,014	35,510	(1)	36,523
Total debit differences	227,051	(8,088)	1,401	220,364	60,174	(881)	279,657
Credit differences:
Depreciation of property and equipment and investment properties	14,281	709	―	14,990	534	―	15,524
Adjustment for valuation and impairment of financial assets at fair value through OCI	2,392	―	(2,392)	―	(937)	3,382	2,445
Transitory assets	5,486	28	―	5,514	2,815	―	8,329
Derivative instruments adjustments	4,378	(4,378)	―	―	―	―	―
Accrued interest to effective rate	1,603	(39)	―	1,564	(183)	―	1,381
Advance payment of lump-sum under union contracts	―	6,699	―	6,699	(3,365)	―	3,334
Intangible assets amortization	5,503	―	―	5,503	―	―	5,503
Other adjustments	8,943	328	―	9,271	2,577	―	11,848
Total credit differences	42,586	3,347	(2,392)	43,541	1,441	3,382	48,364
Total Assets (Liabilities), net	184,465	(11,435)	3,793	176,823	58,733	(4,263)	231,293

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

18.	Other Assets:

As of December 31, 2018 and 2019, other assets are detailed as follows:

	2018	2019
	MCh$	MCh$
Assets held for leasing (*)	101,848	139,389

Assets received or awarded as payment (***):
Assets awarded at judicial sale	14,171	10,967
Assets received in lieu of payment	10,700	7,770
Provisions for assets received in lieu of payment	(1,915)	(1,349)
Subtotal	22,956	17,388

Other Assets
Deposit by derivatives margin	336,548	475,852
Other accounts and notes receivable	29,080	44,671
Documents intermediated (**)	28,478	40,911
Prepaid expenses	37,394	34,934
Recoverable income taxes	44,665	33,136
Commissions receivable	12,155	14,191
Other	38,567	42,528
Subtotal	526,887	686,223
Total	651,691	843,000

(*)	These correspond to property and equipment to be given under a financial lease.
(**)	Documents intermediated refers to securities lending agreements managed by the Bank’s subsidiary Banchile Corredores de Bolsa S.A.
(***)	Assets received in lieu of payment are valued at fair value, which is calculated considering the lesser between appraised value and value of award, less cost of sell.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

19.	Current Accounts and Other Demand Deposits:

As of December 31, 2018 and 2019, current accounts and other demand deposits are detailed as follows:

	2018	2019
	MCh$	MCh$
Current accounts	7,725,465	8,951,527
Other demand deposits	1,143,414	1,662,950
Other deposits and accounts	715,609	711,656
Total	9,584,488	11,326,133

20.	Saving Accounts and Time Deposits:

As of December 31, 2018 and 2019, saving accounts and time deposits are detailed as follows:

	2018	2019
	MCh$	MCh$
Time deposits	10,343,922	10,537,614
Term savings accounts	224,303	239,850
Other term balances payable	87,949	79,154
Total	10,656,174	10,856,618

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

21.	Borrowings from Financial Institutions:

As of December 31, 2018 and 2019, borrowings from financial institutions are detailed as follows:

	2018	2019
	MCh$	MCh$

Domestic banks
Banco do Brasil	7,001	3,900
Banco Santander	—	2,314
Banco Security	374	—
Subtotal domestic banks	7,375	6,214

Foreign banks
Foreign trade financing
Citibank N.A.	212,329	285,974
Bank of New York Mellon	152,828	224,812
Sumitomo Mitsui Banking	196,571	213,534
Bank of America	210,279	194,704
Wells Fargo Bank	225,087	139,845
The Bank of Nova Scotia	122,080	133,539
Zürcher Kantonalbank	55,621	78,872
Standard Chartered Bank	296	70,128
JP Morgan Chase Bank	62,557	60,150
Toronto Dominion Bank	84,056	22,556
ING Bank	—	10,987
Commerzbank AG	1,084	2,201
Mizuho Bank Ltd.	63,651	—
Others	24	89
Borrowings and other obligations
Wells Fargo Bank	104,637	113,377
Citibank N.A.	15,940	6,198
ING Bank NV	—	88
Deutsche Bank AG	161	—
Standard Chartered Bank	1,612	—
Bank of America	486	—
Others	85	9
Subtotal foreign banks	1,509,384	1,557,063

Chilean Central Bank	—	—

Total	1,516,759	1,563,277

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.	Debt Issued:

As of December 31, 2018 and 2019, Debt issued is detailed as follows:

	2018 MCh$	2019 MCh$
Mortgage bonds	16,368	10,898
Bonds	6,772,990	7,912,621
Subordinated bonds	686,194	889,895
Total	7,475,552	8,813,414

During the year ended as of December 31, 2019, Banco de Chile issued bonds by an amount of Ch$2,625,176 million, from which corresponds to Short-Term Bonds, Current Bonds and Subordinated Bonds by an amount of Ch$944,413 million, Ch$1,465,406 and Ch$215,357 million respectively, according to the following details:

Short-term Bonds

Counterparty	Currency	Amount MCh$	Annual interest rate %	Issued date	Maturity date
Citibank N.A.	USD	40,937	2.91	04/01/2019	04/04/2019
Wells Fargo Bank	USD	40,264	2.85	17/01/2019	24/04/2019
Citibank N.A.	USD	33,598	2.80	22/01/2019	22/04/2019
Citibank N.A.	USD	53,250	2.67	04/04/2019	02/07/2019
Citibank N.A.	USD	27,886	2.67	09/04/2019	09/08/2019
Citibank N.A.	USD	33,257	2.66	11/04/2019	11/07/2019
Wells Fargo Bank	USD	33,257	2.68	11/04/2019	11/10/2019
Citibank N.A.	USD	33,051	2.66	12/04/2019	22/07/2019
Wells Fargo Bank	USD	3,966	2.67	12/04/2019	12/09/2019
Citibank N.A.	USD	27,184	2.67	29/04/2019	29/10/2019
Wells Fargo Bank	USD	33,838	2.60	30/04/2019	30/07/2019
Citibank N.A.	USD	34,795	2.61	17/05/2019	18/11/2019
Citibank N.A.	USD	34,842	2.59	23/05/2019	22/08/2019
Bank of America	USD	34,208	2.50	21/06/2019	22/08/2019
Wells Fargo Bank	USD	3,421	2.50	24/06/2019	25/07/2019
Citibank N.A.	USD	547	2.40	24/06/2019	15/10/2019
Citibank N.A.	USD	13,620	2.50	25/06/2019	05/08/2019
Citibank N.A.	USD	13,575	2.51	28/06/2019	01/08/2019
Citibank N.A.	USD	34,070	2.38	11/07/2019	09/10/2019
Citibank N.A.	USD	29,883	2.25	09/08/2019	12/11/2019
Wells Fargo Bank	USD	3,525	2.03	13/08/2019	08/05/2020
Citibank N.A.	USD	35,676	2.20	22/08/2019	21/11/2019
Wells Fargo Bank	USD	21,350	2.20	10/09/2019	09/12/2019
Wells Fargo Bank	USD	7,117	2.20	11/09/2019	16/12/2019
Wells Fargo Bank	USD	28,466	2.20	11/09/2019	10/12/2019
Citibank N.A.	USD	15,799	2.10	07/10/2019	07/01/2020
Citibank N.A.	USD	36,206	2.07	09/10/2019	09/01/2020
Citibank N.A.	USD	36,212	2.00	24/10/2019	29/01/2020
Bank of America	USD	36,212	2.00	24/10/2019	24/01/2020
Citibank N.A.	USD	18,200	2.00	25/10/2019	03/02/2020
Citibank N.A.	USD	31,819	1.91	04/11/2019	13/01/2020
Citibank N.A.	USD	31,239	1.97	12/11/2019	12/02/2020
Citibank N.A.	USD	4,554	2.05	22/11/2019	07/08/2020
Citibank N.A.	USD	7,989	2.05	22/11/2019	07/08/2020
Citibank N.A.	USD	18,750	2.07	04/12/2019	07/08/2020
Citibank N.A.	USD	23,268	2.05	09/12/2019	09/04/2020
Wells Fargo Bank	USD	3,877	2.04	09/12/2019	05/06/2020
Wells Fargo Bank	USD	15,395	2.04	11/12/2019	27/03/2020
Citibank N.A.	USD	1,792	2.03	30/12/2019	20/07/2020
Wells Fargo Bank	USD	7,518	2.10	30/12/2019	15/12/2020
Total as of December 31, 2019		944,413

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.	Debt Issued, continued:

Current Bonds Long-Term

Series	Currency	Amount MCh$	Terms Years	Annual issue rate %	Issue date	Maturity date

BCHIEC0817	UF	83,470	5	1.55	30/01/2019	30/01/2024
BCHIED1117	UF	41,711	5	1.54	14/03/2019	14/03/2024
BCHIED1117	UF	5,587	5	1.45	19/03/2019	19/03/2024
BCHIED1117	UF	36,317	5	1.45	20/03/2019	20/03/2024
BCHIDW1017	UF	84,359	2	0.93	09/05/2019	09/05/2021
BCHIDW1017	UF	57,091	2	0.57	24/06/2019	24/06/2021
BCHIEH0917	UF	58,867	7	1.04	01/07/2019	01/07/2026
BCHIEB1117	UF	86,682	4	0.83	01/07/2019	01/07/2023
BCHIEH0917	UF	29,514	7	1.00	02/07/2019	02/07/2026
BCHIEI1117	UF	60,697	7	0.66	19/07/2019	19/07/2026
BCHIEI1117	UF	22,063	7	0.51	30/07/2019	30/07/2026
BCHIEI1117	UF	8,613	7	0.45	01/08/2019	01/08/2026
BCHICC0815	UF	71,703	12	0.54	05/08/2019	05/08/2031
BCHICA1015	UF	71,221	11	0.54	05/08/2019	05/08/2030
BCHICB1215	UF	14,496	11	0.44	07/08/2019	07/08/2030
BCHIEI1117	UF	7,764	7	0.30	07/08/2019	07/08/2026
BCHIEI1117	UF	20,212	7	0.28	08/08/2019	08/08/2026
BCHICB1215	UF	57,926	11	0.45	08/08/2019	08/08/2030
BCHIEI1117	UF	3,108	7	0.29	08/08/2019	08/08/2026
BCHIBV1015	UF	71,063	10	0.37	20/08/2019	20/08/2029
BCHIEV1117	UF	132,366	10	0.34	05/09/2019	05/09/2029
BCHIEK1117	UF	117,493	13	1.38	11/12/2019	11/12/2032
Subtotal UF		1,142,323

BONO JPY	JPY	63,041	20	1.00	14/05/2019	14/05/2039
BONO HKD	HKD	32,725	12	2.90	19/07/2019	19/07/2031
BONO AUD	AUD	36,519	20	3.50	28/08/2019	28/08/2039
BONO PEN	PEN	29,969	15	5.40	04/09/2019	04/09/2034
BONO AUD	AUD	24,547	15	3.13	09/09/2019	09/09/2034
BONO NOK	NOK	60,951	10	3.50	07/11/2019	07/11/2029
BONO AUD	AUD	39,067	20	3.55	11/11/2019	11/11/2039
BONO JPY	JPY	36,264	10	1.00	19/11/2019	19/11/2029
Subtotal Others currency		323,083
Total as of December 31, 2019		1,465,406

Subordinated bonds

Series	Currency	Amount MCh$	Terms Years	Annual issue rate %	Issue date	Maturity date

UCHI-J1111	UF	61,471	23	1.05	20/08/2019	20/08/2042
UCHI-J1111	UF	65,973	23	1.04	20/08/2019	20/08/2042
UCHI-J1111	UF	48,799	23	0.99	21/08/2019	21/08/2042
UCHI-I1111	UF	39,114	21	0.96	24/09/2019	24/09/2040
Total as of December 31, 2019		215,357

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.	Debt Issued, continued:

During the year ended as of December 31, 2018, Banco de Chile issued bonds by an amount of Ch$2,157,587 million, from which corresponds to Short-Term Bonds and Current Bonds by an amount of Ch$940,720 million and Ch$1,216,867 million respectively, according to the following details:

Short-term Bonds

Counterparty	Currency	Amount MCh$	Annual interest rate %	Issued date	Maturity date
Wells Fargo Bank	USD	2,998	1.85	06/02/2018	08/05/2018
Wells Fargo Bank	USD	2,998	1.93	06/02/2018	08/06/2018
Wells Fargo Bank	USD	2,998	1.98	06/02/2018	09/07/2018
Wells Fargo Bank	USD	2,998	2.05	06/02/2018	06/08/2018
Wells Fargo Bank	USD	2,998	2.05	06/02/2018	08/08/2018
Wells Fargo Bank	USD	29,716	2.25	28/02/2018	28/06/2018
Wells Fargo Bank	USD	1,723	2.40	28/02/2018	29/08/2018
Citibank N.A.	USD	6,894	2.60	28/02/2018	25/02/2019
Wells Fargo Bank	USD	13,780	2.30	02/03/2018	02/07/2018
Wells Fargo Bank	USD	4,489	2.30	05/03/2018	06/07/2018
Citibank N.A.	USD	18,080	2.22	07/03/2018	05/06/2018
Wells Fargo Bank	USD	1,747	2.25	13/03/2018	11/06/2018
Wells Fargo Bank	USD	3,006	2.45	14/03/2018	11/09/2018
Wells Fargo Bank	USD	606	2.60	15/03/2018	14/12/2018
Wells Fargo Bank	USD	605	2.60	29/03/2018	28/09/2018
Wells Fargo Bank	USD	60,343	2.60	05/04/2018	04/09/2018
Wells Fargo Bank	USD	30,254	2.50	06/04/2018	01/08/2018
Wells Fargo Bank	USD	1,743	2.40	10/04/2018	09/08/2018
Wells Fargo Bank	USD	8,918	2.75	13/04/2018	12/04/2019
Wells Fargo Bank	USD	8,946	2.75	17/04/2018	16/04/2019
Citibank N.A.	USD	19,046	2.36	08/05/2018	08/08/2018
Citibank N.A.	USD	31,665	2.38	09/05/2018	07/08/2018
Citibank N.A.	USD	1,873	2.37	10/05/2018	08/08/2018
Citibank N.A.	USD	12,250	2.36	14/05/2018	15/08/2018
Wells Fargo Bank	USD	18,968	2.70	11/06/2018	01/04/2019
Wells Fargo Bank	USD	28,973	2.42	13/06/2018	24/07/2018
Wells Fargo Bank	USD	15,991	2.45	19/06/2018	20/09/2018
Citibank N.A.	USD	12,778	2.41	20/06/2018	20/09/2018
Citibank N.A.	USD	31,944	2.45	20/06/2018	03/10/2018
Wells Fargo Bank	USD	3,194	2.65	20/06/2018	13/02/2019
Citibank N.A.	USD	3,885	2.50	22/06/2018	23/11/2018
Wells Fargo Bank	USD	19,495	2.20	28/06/2018	27/07/2018
Wells Fargo Bank	USD	4,875	2.30	03/07/2018	11/09/2018
Wells Fargo Bank	USD	29,556	2.30	06/07/2018	10/09/2018
Wells Fargo Bank	USD	62,079	2.45	17/07/2018	17/10/2018
Wells Fargo Bank	USD	32,729	2.45	24/07/2018	22/10/2018
Wells Fargo Bank	USD	19,283	2.45	27/07/2018	29/10/2018
Wells Fargo Bank	USD	31,919	2.50	30/07/2018	29/11/2018
Wells Fargo Bank	USD	16,039	2.52	01/08/2018	06/12/2018
Citibank N.A.	USD	25,787	2.50	02/08/2018	06/12/2018
Wells Fargo Bank	USD	10,859	2.47	07/08/2018	14/12/2018
Wells Fargo Bank	USD	3,238	2.46	09/08/2018	14/12/2018
Wells Fargo Bank	USD	17,070	2.53	31/08/2018	28/12/2018
Wells Fargo Bank	USD	6,929	2.58	04/09/2018	06/02/2019
Citibank N.A.	USD	34,646	2.57	04/09/2018	04/01/2019
Citibank N.A.	USD	4,902	2.24	07/09/2018	09/10/2018
Citibank N.A.	USD	34,525	2.25	07/09/2018	09/10/2018
Citibank N.A.	USD	1,742	2.23	10/09/2018	09/10/2018
Wells Fargo Bank	USD	3,484	2.65	10/09/2018	11/03/2019
Wells Fargo Bank	USD	6,026	2.45	11/09/2018	06/12/2018
Bofa Merrill Lynch	USD	18,421	2.62	14/09/2018	01/03/2019
Wells Fargo Bank	USD	33,464	2.48	20/09/2018	20/12/2018
Wells Fargo Bank	USD	1,322	2.70	03/10/2018	05/04/2019
Wells Fargo Bank	USD	13,591	2.78	12/10/2018	25/04/2019
Wells Fargo Bank	USD	6,694	2.55	16/10/2018	16/01/2019
Citibank N.A.	USD	6,713	2.50	17/10/2018	04/01/2019
Citibank N.A.	USD	34,208	2.65	23/10/2018	22/01/2019
Citibank N.A.	USD	20,483	2.84	11/12/2018	11/03/2019
Wells Fargo Bank	USD	2,236	2.90	12/12/2018	12/04/2019
Wells Fargo Bank	USD	34,555	2.67	20/12/2018	19/02/2019
Wells Fargo Bank	USD	10,466	2.97	27/12/2018	02/05/2019
Wells Fargo Bank	USD	6,977	2.97	27/12/2018	29/04/2019
Total as of December 31, 2018		940,720

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.	Debt Issued, continued:

Current Bonds Long-Term

Series	Currency	Amount MCh$	Terms Years	Annual issue rate %	Issue date	Maturity date

BCHIEA0617	UF	106,001	6	1.60	03/01/2018	03/01/2024
BCHIBN1015	UF	114,212	12	2.90	24/01/2018	24/01/2030
BCHIEF1117	UF	79,612	8	1.80	09/02/2018	09/02/2026
BCHIEP0717	UF	104,550	11	2.00	13/02/2018	13/02/2029
BCHIBT1215	UF	57,936	14	3.00	13/03/2018	13/03/2032
BCHIBW1215	UF	59,081	14	2.20	14/08/2018	14/08/2032
BCHIDY0917	UF	55,619	5	1.24	16/08/2018	16/08/2023
BCHIEN1117	UF	109,543	10	2.08	25/09/2018	25/09/2028
BCHIDX0817	UF	109,311	5	1.70	22/10/2018	22/10/2023
BCHIDY0917	UF	12,025	5	1.74	22/10/2018	22/10/2023
BCHIDY0917	UF	15,299	5	1.75	22/10/2018	22/10/2023
BCHIBY1215	UF	59,374	15	2.29	24/10/2018	24/10/2033
BCHIBX0815	UF	58,998	15	2.29	24/10/2018	24/10/2033
BCHIBZ0815	UF	59,987	15	2.23	07/12/2018	07/12/2033
BCHIEJ0717	UF	82,878	9	1.99	12/12/2018	12/12/2027
Subtotal UF		1,084,426

BCHIDH0916	CLP	20,370	4	3.80	11/06/2018	11/06/2022
BONO USD	USD	32,842	10	4.26	28/09/2018	28/09/2028
BONO CHF	CHF	79,229	5	0.57	26/10/2018	26/10/2023
Subtotal other currencies		132,441
Total as of December 31, 2018		1,216,867

During the year ended December 31, 2018, there were no subordinated bonds issued.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

23.	Other Financial Obligations:

As of December 31, 2018 and 2019, other financial institutions are detailed as follows:

	2018 MCh$	2019 MCh$
Other Chilean obligations	95,912	138,575
Public sector obligations	22,102	17,654
Total	118,014	156,229

24.	Provisions:

(a)	As of December 31, 2018 and 2019, provisions are detailed as follows:

	2018 MCh$	2019 MCh$
Provision for minimum dividends	178,462	177,902
Provisions for contingent loan risks	25,016	24,971
Provisions for other contingencies	468	501
Total	203,946	203,374

(b)	The following table details the changes in provisions during 2018 and 2019:

	Minimum dividends MCh$	Contingent loan risks MCh$	Other MCh$	Total MCh$

Balances as of January 1, 2018	172,804	22,975	21,733	217,512
Provisions established	178,462	2,041	3	180,506
Provisions used	(172,804)	―	(19,347)	(192,151)
Provisions released	―	―	(1,921)	(1,921)
Balances as of December 31, 2018	178,462	25,016	468	203,946

Balances as of January 1, 2019	178,462	25,016	468	203,946
Provisions established	177,902	―	33	177,935
Provisions used	(178,462)	(45)	―	(178,507)
Provisions released	―	―	―	―
Balances as of December 31, 2019	177,902	24,971	501	203,374

(c)	Impairment losses on contingent loan risks:

Provisions for contingent loan risks are detailed as follows:

	Outstanding exposure		ECL
	2018 MCh$	2019 MCh$	2018 MCh$	2019 MCh$
Foreign office guarantees and standby letters of credit	341,676	280,838	428	63
Confirmed foreign letters of credit	56,764	94,673	29	4
Issued foreign letters of credit	388,396	316,916	93	51
Performance guarantees	2,232,682	2,283,390	4,080	4,037
Undrawn credit lines	7,769,325	7,870,260	20,386	20,816
Other commitments	46,561	155,163	―	―
Total	10,835,404	11,001,240	25,016	24,971

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.	Provisions, continued:

(c)	Impairment losses on contingent loan risks, continued:

An analysis of changes in the gross carrying amount and the corresponding allowance for impairment losses in relation to each contingent loan risk is as follow:

a.	Foreign office guarantees and standby letters of credit:

The table below shows the credit quality and the maximum exposure to credit risk based on the Bank’s internal credit rating system and year-end stage classification as of December 31, 2018 and 2019.

	As of December 31, 2018
	Stage 1		Stage 2		Stage 3
	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Total MCh$
Normal	332,965	138	8,226	-	-	-	341,329
Substandard	-	-	347	-	-	-	347
Non-complying	-	-	-	-	-	-	-
Total	332,965	138	8,573	-	-	-	341,676

	As of December 31, 2019
	Stage 1		Stage 2		Stage 3
	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Total MCh$
Normal	249,306	395	30,761	-	-	-	280,462
Substandard	-	-	376	-	-	-	376
Non-complying	-	-	-	-	-	-	-
Total	249,306	395	31,137	-	-	-	280,838

An analysis of changes in the outstanding exposures on foreign office guarantees and standby letters of credit during the 2018 and 2019 periods are as follows:

	Stage 1		Stage 2		Stage 3
	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Total MCh$
Outstanding exposure as of January 1, 2018	274,563	84	10,388	-	-	-	285,035
Net change on exposures	33,660	24	(4,139)	-	132	-	29,677
Transfer to Stage 1	4,994	-	(4,855)	-	(139)	-	-
Transfer to Stage 2	(6,513)	-	6,513	-	-	-	-
Transfer to Stage 3	-	-	-	-	-	-	-
Foreign exchange adjustments	26,261	30	666	-	7	-	26,964
Exposure as of December 31, 2018	332,965	138	8,573	-	-	-	341,676

Outstanding exposure as of January 1, 2019	332,965	138	8,573	-	-	-	341,676
Net change on exposures	(47,268)	273	7,604	7	-	-	(39,384)
Transfer to Stage 1	5,243	7	(5,243)	(7)	-	-	-
Transfer to Stage 2	(22,454)	-	22,454	-	-	-	-
Transfer to Stage 3	-	-	-	-	-	-	-
Foreign exchange adjustments	(19,180)	(23)	(2,251)	-	-	-	(21,454)
Exposure as of December 31, 2019	249,306	395	31,137	-	-	-	280,838

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.	Provisions, continued:

(c)	Impairment losses on contingent loan risks, continued:

a.	Foreign office guarantees and standby letters of credit, continued:

An analysis of changes in ECL exposures on foreign office guarantees and standby letters of credit during the 2018 and 2019 periods are as follows:

	Stage 1		Stage 2		Stage 3
	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Total MCh$
ECL exposures as of January 1, 2018	256	-	-	-	-	-	256
Net change on exposures	152	(1)	-	-	57	-	208
Transfer to Stage 1	60	-	-	-	(60)	-	-
Transfer to Stage 2	(14)	-	14	-	-	-	-
Transfer to Stage 3	-	-	-	-	-	-	-
Impact on year-end ECL of exposures transferred between stages during the year	(56)	-	(14)	-	-	-	(70)
Foreign exchange adjustments	30	1	-	-	3	-	34
ECL as of December 31, 2018	428	-	-	-	-	-	428

ECL exposures as of January 1, 2019	428	-	-	-	-	-	428
Net change on exposures	(366)	-	18	-	-	-	(348)
Transfer to Stage 1	8	-	(8)	-	-	-	-
Transfer to Stage 2	(6)	-	6	-	-	-	-
Transfer to Stage 3	-	-	-	-	-	-	-
Impact on year-end ECL of exposures transferred between stages during the year	(1)	-	-	-	-	-	(1)
Changes to models and assumptions	(32)	-	7	-	-	-	(25)
Foreign exchange adjustments	10	-	(1)	-	-	-	9
ECL as of December 31, 2019	41	-	22	-	-	-	63

b.	Confirmed foreign letters of credit:

The table below shows the credit quality and the maximum exposure to credit risk based on the Bank’s internal credit rating system and year-end stage classification.

	As of December 31, 2018
	Stage 1		Stage 2		Stage 3
	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Total MCh$
Normal	56,764	-	-	-	-	-	56,764
Substandard	-	-	-	-	-	-	-
Non-complying	-	-	-	-	-	-	-
Total	56,764	-	-	-	-	-	56,764

	As of December 31, 2019
	Stage 1		Stage 2		Stage 3
	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Total MCh$
Normal	94,673	-	-	-	-	-	94,673
Substandard	-	-	-	-	-	-	-
Non-complying	-	-	-	-	-	-	-
Total	94,673	-	-	-	-	-	94,673

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.	Provisions, continued:

(c)	Impairment losses on contingent loan risks, continued:

b.	Confirmed foreign letters of credit, continued:

An analysis of changes in the outstanding exposures on confirmed foreign letters of credit during the 2018 and 2019 periods are as follows:

	Stage 1		Stage 2		Stage 3
	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Total MCh$
Outstanding exposure as of January 1, 2018	64,970	-	-	-	-	-	64,970
Net change on exposures	(15,455)	-	8	-	-	-	(15,447)
Transfer to Stage 1	-	-	-	-	-	-	-
Transfer to Stage 2	-	-	-	-	-	-	-
Transfer to Stage 3	-	-	-	-	-	-	-
Foreign exchange adjustments	7,249	-	(8)	-	-	-	7,241
Exposure as of December 31, 2018	56,764	-	-	-	-	-	56,764

Outstanding exposure as of January 1, 2019	56,764	-	-	-	-	-	56,764
Net change on exposures	46,648	-	-	-	-	-	46,648
Transfer to Stage 1	-	-	-	-	-	-	-
Transfer to Stage 2	-	-	-	-	-	-	-
Transfer to Stage 3	-	-	-	-	-	-	-
Foreign exchange adjustments	(8,739)	-	-	-	-	-	(8,739)
Exposure as of December 31, 2019	94,673	-	-	-	-	-	94,673

An analysis of changes in ECL exposures on confirmed foreign letters of credit during the 2018 and 2019 periods are as follows:

	Stage 1		Stage 2		Stage 3
	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Total MCh$
ECL exposures as of January 1, 2018	23	-	-	-	-	-	23
Net change on exposures	3	-	-	-	-	-	3
Transfer to Stage 1	-	-	-	-	-	-	-
Transfer to Stage 2	-	-	-	-	-	-	-
Transfer to Stage 3	-	-	-	-	-	-	-
Impact on year-end ECL of exposures transferred between stages during the year	-	-	-	-	-	-	-
Foreign exchange adjustments	3	-	-	-	-	-	3
ECL as of December 31, 2018	29	-	-	-	-	-	29

ECL exposures as of January 1, 2019	29	-	-	-	-	-	29
Net change on exposures	(24)	-	-	-	-	-	(24)
Transfer to Stage 1	-	-	-	-	-	-	-
Transfer to Stage 2	-	-	-	-	-	-	-
Transfer to Stage 3	-	-	-	-	-	-	-
Impact on year-end ECL of exposures transferred between stages during the year	-	-	-	-	-	-	-
Changes to models and assumptions	(1)						(1)
Foreign exchange adjustments	-	-	-	-	-	-	-
ECL as of December 31, 2019	4	-	-	-	-	-	4

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.	Provisions, continued:

(c)	Impairment losses on contingent loan risks, continued:

c.	Issued foreign letters of credit:

The table below shows the credit quality and the maximum exposure to credit risk based on the Bank’s internal credit rating system and year-end stage classification.

	As of December 31, 2018
	Stage 1		Stage 2		Stage 3
	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Total MCh$
Normal	344,874	1,585	41,823	114	-	-	388,396
Substandard	-	-	-	-	-	-	-
Non-complying	-	-	-	-	-	-	-
Total	344,874	1,585	41,823	114	-	-	388,396

	As of December 31, 2019
	Stage 1		Stage 2		Stage 3
	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Total MCh$
Normal	149,753	1,308	165,538	317	-	-	316,916
Substandard	-	-	-	-	-	-	-
Non-complying	-	-	-	-	-	-	-
Total	149,753	1,308	165,538	317	-	-	316,916

An analysis of changes in the outstanding exposures on issued foreign letters of credit during the 2018 and 2019 periods are as follows:

	Stage 1		Stage 2		Stage 3
	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Total MCh$
Outstanding exposure as of January 1, 2018	80,106	1,737	11,984	486	-	-	94,313
Net change on exposures	262,824	832	21,226	(1,498)	-	-	283,384
Transfer to Stage 1	6,268	-	(6,268)		-	-	-
Transfer to Stage 2	(13,420)	(1,098)	13,420	1,098	-	-	-
Transfer to Stage 3	-	-	-	-	-	-	-
Foreign exchange adjustments	9,096	114	1,461	28	-	-	10,699
Exposure as of December 31, 2018	344,874	1,585	41,823	114	-	-	388,396

Outstanding exposure as of January 1, 2019	344,874	1,585	41,823	114	-	-	388,396
Net change on exposures	(41,247)	(362)	(21,391)	371	-	-	(62,629)
Transfer to Stage 1	20,794	491	(20,794)	(491)	-	-	-
Transfer to Stage 2	(167,024)	(333)	167,024	333	-	-	-
Transfer to Stage 3	-	-	-	-	-	-	-
Foreign exchange adjustments	(7,644)	(73)	(1,124)	(10)	-	-	(8,851)
Exposure as of December 31, 2019	149,753	1,308	165,538	317	-	-	316,916

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.	Provisions, continued:

(c)	Impairment losses on contingent loan risks, continued:

c.	Issued foreign letters of credit, continued:

An analysis of changes in ECL exposures on issued foreign letters of credit during the 2018 and 2019 periods are as follows:

	Stage 1		Stage 2		Stage 3
	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Total MCh$
ECL exposures as of January 1, 2018	43	6	-	-	-	-	49
Net change on exposures	38	7	-	(1)	-	-	44
Transfer to Stage 1	-	-	-	-	-	-	-
Transfer to Stage 2	(6)	(3)	6	3	-	-	-
Transfer to Stage 3	-	-	-	-	-	-	-
Impact on year-end ECL of exposures transferred between stages during the year	4	-	(6)	(2)	-	-	(4)
Foreign exchange adjustments	4	-	-	-	-	-	4
ECL as of December 31, 2019	83	10	-	-	-	-	93

ECL exposures as of January 1, 2019	83	10	-	-	-	-	93
Net change on exposures	(61)	(8)	10	18	-	-	(41)
Transfer to Stage 1	-	-	-	-	-	-	-
Transfer to Stage 2	(3)	(1)	3	1	-	-	-
Transfer to Stage 3	-	-	-	-	-	-	-
Impact on year-end ECL of exposures transferred between stages during the year	-	-	(2)	-	-	-	(2)
Changes to models and assumptions	1	-	-	-	-	-	1
Foreign exchange adjustments	-	-	-	-	-	-	-
ECL as of December 31, 2019	20	1	11	19	-	-	51

d.	Performance guarantees:

The table below shows the credit quality and the maximum exposure to credit risk based on the Bank’s internal credit rating system and year-end stage classification.

	As of December 31, 2018
	Stage 1		Stage 2		Stage 3
	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Total MCh$
Normal	1,685,980	54,523	477,489	3,470	-	22	2,221,484
Substandard	-	-	7,586	-	-	-	7,586
Non-complying	-	-	-	74	2,310	1,228	3,612
Total	1,685,980	54,523	485,075	3,544	2,310	1,250	2,232,682

	As of December 31, 2019
	Stage 1		Stage 2		Stage 3
	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Total MCh$
Normal	1,804,374	44,325	414,621	10,970	-	-	2,274,290
Substandard	-	-	5,806	-	-	-	5,806
Non-complying	-	-	-	-	2,194	1,100	3,294
Total	1,804,374	44,325	420,427	10,970	2,194	1,100	2,283,390

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.	Provisions, continued:

(c)	Impairment losses on contingent loan risks, continued:

d.	Performance guarantees, continued:

An analysis of changes in the outstanding exposures on Performance guarantees during the 2018 and 2019 periods are as follows:

	Stage 1		Stage 2		Stage 3
	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Total MCh$
Outstanding exposure as of January 1, 2018	1,803,358	46,416	365,137	3,741	1,162	1,014	2,220,828
Net change on exposures	(6,282)	8,008	(23,779)	1,963	(786)	(1,935)	(22,811)
Transfer to Stage 1	189,344	10,346	(189,279)	(10,258)	(65)	(88)	-
Transfer to Stage 2	(332,091)	(9,034)	332,365	9,067	(274)	(33)	-
Transfer to Stage 3	(13)	(1,304)	(2,256)	(975)	2,269	2,279	-
Foreign exchange adjustments	31,664	91	2,887	6	4	13	34,665
Exposure as of December 31, 2018	1,685,980	54,523	485,075	3,544	2,310	1,250	2,232,682

Outstanding exposure as of January 1, 2019	1,685,980	54,523	485,075	3,544	2,310	1,250	2,232,682
Net change on exposures	129,463	(10,568)	(38,887)	8,898	(2,950)	(1,203)	84,753
Transfer to Stage 1	249,755	18,249	(249,755)	(18,092)	-	(157)	-
Transfer to Stage 2	(229,813)	(17,111)	230,906	17,417	(1,093)	(306)	-
Transfer to Stage 3	(74)	(729)	(3,884)	(792)	3,958	1,521	-
Foreign exchange adjustments	(30,937)	(39)	(3,028)	(5)	(31)	(5)	(34,045)
Exposure as of December 31, 2019	1,804,374	44,325	420,427	10,970	2,194	1,100	2,283,390

An analysis of changes in ECL exposures on Performance guarantees during the 2018 and 2019 periods are as follows:

	Stage 1		Stage 2		Stage 3
	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Total MCh$
ECL exposures as of January 1, 2018	1,841	384	947	-	470	34	3,676
Net change on exposures	664	73	(113)	(2)	(310)	(11)	301
Transfer to Stage 1	-	18	-	-	-	(18)	-
Transfer to Stage 2	(439)	(87)	442	90	(3)	(3)	-
Transfer to Stage 3	-	(80)	(86)	-	86	80	-
Impact on year-end ECL of exposures transferred between stages during the year	209	200	(444)	(88)	250	(79)	48
Foreign exchange adjustments	33	1	19	-	2	-	55
ECL as of December 31, 2018	2,308	509	765	-	495	3	4,080

ECL exposures as of January 1, 2019	2,308	509	765	-	495	3	4,080
Net change on exposures	(1,717)	(178)	767	789	(791)	471	(659)
Transfer to Stage 1	287	20	(287)	(20)	-	-	-
Transfer to Stage 2	(249)	(233)	919	233	(670)	-	-
Transfer to Stage 3	(2)	(22)	(192)	(17)	194	39	-
Impact on year-end ECL of exposures transferred between stages during the year	(18)	182	(684)	(231)	1,263	(39)	473
Changes to models and assumptions	(15)	-	152	-	-	-	137
Foreign exchange adjustments	7	(1)	-	-	-	-	6
ECL as of December 31, 2019	601	277	1,440	754	491	474	4,037

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.	Provisions, continued:

(c)	Impairment losses on contingent loan risks, continued:

e.	Undrawn credit lines:

The table below shows the credit quality and the maximum exposure to credit risk based on the Bank’s internal credit rating system and year-end stage classification.

	As of December 31, 2018
	Stage 1		Stage 2		Stage 3
	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Total MCh$
Normal	1,279,611	5,512,504	177,084	786,603	-	449	7,756,251
Substandard	-	-	1,502	-	-	-	1,502
Non-complying	-	-	-	60	328	11,184	11,572
Total	1,279,611	5,512,504	178,586	786,663	328	11,633	7,769,325

	As of December 31, 2019
	Stage 1		Stage 2		Stage 3
	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Total MCh$
Normal	1,135,118	6,434,148	81,990	207,646	-	-	7,858,902
Substandard	-	-	1,468	-	-	-	1,468
Non-complying	-	-	-	-	359	9,531	9,890
Total	1,135,118	6,434,148	83,458	207,646	359	9,531	7,870,260

An analysis of changes in the outstanding exposures undrawn credit lines during the 2018 and 2019 periods are as follows:

	Stage 1		Stage 2		Stage 3
	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Total MCh$
Outstanding exposure as of January 1, 2018	1,199,593	5,086,210	147,053	794,449	411	12,690	7,240,406
Net change on exposures	111,426	621,021	(5,449)	(114,834)	(326)	(10,615)	601,223
Transfer to Stage 1	130,936	491,857	(130,926)	(488,237)	(11)	(3,619)	-
Transfer to Stage 2	(166,795)	(561,588)	166,892	563,941	(97)	(2,353)	-
Transfer to Stage 3	(120)	(1,928)	(217)	(13,476)	337	15,404	-
Foreign exchange adjustments	4,571	(123,068)	1,233	44,820	14	126	(72,304)
Exposure as of December 31, 2018	1,279,611	5,512,504	178,586	786,663	328	11,633	7,769,325

Outstanding exposure as of January 1, 2019	1,279,611	5,512,504	178,586	786,663	328	11,633	7,769,325
Net change on exposures	(182,381)	668,090	(50,111)	(96,818)	(204)	(8,651)	329,925
Transfer to Stage 1	162,455	1,058,685	(162,453)	(1,058,572)	(2)	(113)	-
Transfer to Stage 2	(118,673)	(593,536)	118,848	598,413	(175)	(4,877)	-
Transfer to Stage 3	(57)	(1,970)	(365)	(9,938)	422	11,908	-
Foreign exchange adjustments	(5,837)	(209,625)	(1,047)	(12,102)	(10)	(369)	(228,990)
Exposure as of December 31, 2019	1,135,118	6,434,148	83,458	207,646	359	9,531	7,870,260

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.	Provisions, continued:

(c)	Impairment losses on contingent loan risks, continued:

e.	Undrawn credit lines, continued:

An analysis of changes in ECL exposures on undrawn credit lines during the 2018 and 2019 periods are as follows:

	Stage 1		Stage 2		Stage 3
	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Total MCh$
ECL exposures as of January 1, 2018	937	8,071	147	4,747	-	5,069	18,971
Net change on exposures	684	2,796	21	(2,669)	41	(1,450)	(577)
Transfer to Stage 1	99	1,463	(96)	(817)	(4)	(645)	-
Transfer to Stage 2	(87)	(3,246)	124	3,898	(37)	(652)	-
Transfer to Stage 3	-	(92)	(5)	(818)	5	910	-
Impact on year-end ECL of exposures transferred between stages during the year	(3)	31	(56)	(441)	(5)	2,028	1,554
Foreign exchange adjustments	4	100	2	294	-	38	438
ECL as of December 31, 2018	1,634	9,123	137	4,194	-	5,298	20,386

ECL exposures as of January 1, 2019	1,634	9,123	137	4,194	-	5,298	20,386
Net change on exposures	(1,229)	4,832	25	(1,245)	63	(848)	1,598
Transfer to Stage 1	88	6,162	(87)	(6,141)	(1)	(21)	-
Transfer to Stage 2	(113)	(6,056)	191	7,838	(78)	(1,782)	-
Transfer to Stage 3	-	(149)	(12)	(792)	12	941	-
Impact on year-end ECL of exposures transferred between stages during the year	(35)	(389)	(129)	(1,116)	83	1,006	(580)
Changes to models and assumptions	(112)	(269)	63	(28)	-	-	(346)
Foreign exchange adjustments	1	(119)	(3)	(66)	(1)	(54)	(242)
ECL as of December 31, 2019	234	13,135	185	2,644	78	4,540	20,816

f.	Other commitments:

The table below shows the credit quality and the maximum exposure to credit risk based on the Bank’s internal credit rating system and year-end stage classification as of December 31, 2018 and 2019.

	As of December 31, 2018
	Stage 1		Stage 2		Stage 3
	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Total MCh$
Normal	46,561	-	-	-	-	-	46,561
Substandard	-	-	-	-	-	-	-
Non-complying	-	-	-	-	-	-	-
Total	46,561	-	-	-	-	-	46,561

	As of December 31, 2019
	Stage 1		Stage 2		Stage 3
	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Total MCh$
Normal	155,163	-	-	-	-	-	155,163
Substandard	-	-	-	-	-	-	-
Non-complying	-	-	-	-	-	-	-
Total	155,163	-	-	-	-	-	155,163

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.	Provisions, continued:

(c)	Impairment losses on contingent loan risks, continued:

f.	Other commitments, continued:

An analysis of changes in the outstanding exposures on other commitments during the 2018 and 2019 periods are as follows:

	Stage 1		Stage 2		Stage 3
	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Total MCh$
Outstanding exposure as of January 1, 2018	49,519	-	11,090	-	-	-	60,609
Net change on exposures	(2,958)	-	(11,090)	-	-	-	(14,048)
Transfer to Stage 1	-	-	-	-	-	-	-
Transfer to Stage 2	-	-	-	-	-	-	-
Transfer to Stage 3	-	-	-	-	-	-	-
Foreign exchange adjustments	-	-	-	-	-	-	-
Exposure as of December 31, 2018	46,561	-	-	-	-	-	46,561

Outstanding exposure as of January 1, 2019	46,561	-	-	-	-	-	46,561
Net change on exposures	108,602	-	-	-	-	-	108,602
Transfer to Stage 1	-	-	-	-	-	-	-
Transfer to Stage 2	-	-	-	-	-	-	-
Transfer to Stage 3	-	-	-	-	-	-	-
Foreign exchange adjustments	-	-	-	-	-	-	-
Exposure as of December 31, 2019	155,163	-	-	-	-	-	155,163

An analysis of changes in ECL exposures on other commitments during the 2018 and 2019 periods are as follows:

	Stage 1		Stage 2		Stage 3
	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Total MCh$
ECL exposures as of January 1, 2018	-	-	-	-	-	-	-
Net change on exposures	-	-	-	-	-	-	-
Transfer to Stage 1	-	-	-	-	-	-	-
Transfer to Stage 2	-	-	-	-	-	-	-
Transfer to Stage 3	-	-	-	-	-	-	-
Impact on year-end ECL of exposures transferred between stages during the year	-	-	-	-	-	-	-
Foreign exchange adjustments	-	-	-	-	-	-	-
ECL as of December 31, 2018	-	-	-	-	-	-	-

ECL exposures as of January 1, 2019	-	-	-	-	-	-	-
Net change on exposures	-	-	-	-	-	-	-
Transfer to Stage 1	-	-	-	-	-	-	-
Transfer to Stage 2	-	-	-	-	-	-	-
Transfer to Stage 3	-	-	-	-	-	-	-
Impact on year-end ECL of exposures transferred between stages during the year	-	-	-	-	-	-	-
Changes to models and assumptions	-	-	-	-	-	-	-
Foreign exchange adjustments	-	-	-	-	-	-	-
ECL as of December 31, 2019	-	-	-	-	-	-	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

25.	Employee Benefits:

(a)	Provisions for personnel benefits and payroll:

	2018	2019
	MCh$	MCh$

Short-term personnel benefits (a.2)	47,797	51,051
Vacation accrual (a.3)	26,855	27,609
Employee defined benefit plan (a.1)(*)	7,754	7,566
Other Benefits	10,173	22,849
Total	92,579	109,075

(*)	See Note No. 2 (x) (iii).

(a.1)	Employee defined benefit plan:

	2018	2019
	MCh$	MCh$

Current service cost	250	101
Interest cost on benefit obligation	300	222
Actuarial gains and losses	127	247
Net benefit expense	677	570

The net benefit expense is recognized under “Personnel Expenses” (Note No. 34).

The principal assumptions used in determining pension obligations for the Bank’s plan are shown below:

	December 31,	December 31,
	2018	2019
	%	%

Discount rate	4.25	3.17
Annual salary increase	4.42	4.42
Payment probability	99.99	99.99

The most recent actuarial valuation of the present value of the benefit plan obligation was carried out at December 31, 2019.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

25.	Employee Benefits, continued:

(a)	Provisions for personnel benefits and payroll, continued:

(a.1)	Employee defined benefit plan, continued:

Changes in the present value of the defined benefit obligation are as follows:

	2018	2019
	MCh$	MCh$

Opening defined benefit obligation, January 1,	7,676	7,754
Increase (Decrease) in provision	550	323
Benefits paid	(599)	(758)
Actuarial gains and losses	127	247
Closing defined benefit obligation	7,754	7,566

(a.2)	The following table details the changes in provisions for incentive plans during 2018 and 2019:

	2018	2019
	MCh$	MCh$

Balances as of January 1,	43,372	47,797
Provisions established	40,058	45,792
Provisions used	(35,633)	(42,538)
Provisions released	—	—
Balances as of December 31,	47,797	51,051

(a.3)	The following table details the changes in provisions for vacation during 2018 and 2019:

	2018	2019
	MCh$	MCh$

Balances as of January 1,	25,159	26,855
Provisions established	7,529	7,257
Provisions used	(5,833)	(6,503)
Provisions released	—	—
Balances as of December 31,	26,855	27,609

(b)	Provisions for share-based employee benefits:

As of December 31, 2018 and 2019, the Bank and its subsidiaries do not have a stock compensation plan.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.	Other Liabilities:

(b)	Provisions for share-based employee benefits, continued:

As of December 31, 2018 and 2019, other liabilities are detailed as follows:

	2018	2019
	MCh$	MCh$

Accounts and notes payable	176,826	231,465
Securities unliquidated	106,071	134,253
Income received in advance (*)	5,743	125,418
Documents intermediated (**)	53,492	80,190
Cobranding	36,081	30,186
VAT payable	—	4.523
Insurance payments	992	1,157
Outstanding transactions	616	792
Others	18,984	23,683
Total	398,805	631,667

(*)	On January 28, 2019, Banco de Chile and its subsidiary Banchile Corredores de Seguros Ltda. informed that they have entered into a strategic alliance with the insurance companies Chubb Seguros Chile S.A. and Chubb Seguros de Vida Chile S.A. The framework of the strategic alliance establishes the general terms and conditions pursuant to which the Bank will grant, for a period of 15 years, exclusive access to the Companies to provide insurances to clients via face-to-face and digital channels of the Bank, through Banchile, as well as, granting access to existing clients of the Bank, subject to the exceptions agreed upon by the parties.

The aforementioned Agreement included an initial payment on the date of the signing of the contracts, in accordance with the terms and conditions thereof, and annual payments subject to compliance with insurance sales objectives during the agreement lifetime.

On June 4, 2019, Banco de Chile received the payment from the Insurance Companies for an amount of Ch$149,061 million, which was recorded according to IFRS 15. The related income is recognized at the time of providing access to existing clients to the Insurance Companies and over time, depending on compliance with the associated performance obligations.

(**)	This item mainly includes financing of simultaneous operations performed by subsidiary Banchile Corredores de Bolsa S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.	Contingencies and Commitments:

(a)	Commitments accounted for in off-balance-sheet accounts:

In order to satisfy its customers’ needs, the Bank entered into several irrevocable commitments and contingent obligations. Although these obligations are not recognized in the Statement of Financial Position, they entail credit risks and, therefore, form part of the Bank’s overall risk.

	2018	2019
	MCh$	MCh$

Off-balance-sheet accounts
Foreign office guarantees and standby letters of credit	341,676	280,838
Confirmed foreign letters of credit	56,764	94,673
Issued foreign letters of credit	388,396	316,916
Performance guarantees	2,232,682	2,283,390
Undrawn credit lines	7,769,325	7,870,260
Other commitments	46,561	155,163

Transactions on behalf of third parties
Collections	160,367	144,043
Third-party resources managed by the Bank:
Financial assets managed on behalf of third parties	27,334	6,418
Other assets managed on behalf of third parties	—	—
Financial assets acquired on its own behalf	103,319	73,140

Fiduciary activities
Securities held in safe custody in the Bank	2,089,079	2,677,353
Securities held in safe custody in other entities	18,624,962	18,719,297
Total	31,840,465	32,621,491

(b)	Lawsuits and legal proceedings:

(b.1)	Legal contingencies within the ordinary course of business:

At the date of issuance of these consolidated financial statements, there are legal actions filed against the Bank and its subsidiaries in the ordinary course of business. As of December 31, 2019, the Bank and its subsidiaries maintain provisions for legal contingencies amounting to Ch$237 million (Ch$204 million as of December 31, 2018), which are part of the item “Provisions” in the Statement of Financial Position.

The following table presents the estimated date of completion of the respective litigation:

	As of December 31, 2019
	2020	2021	2022	2023	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Legal contingencies	120	117	―	―	237

(b.2)	Contingencies for significant lawsuits:

As of December 31, 2018 and 2019, there are not significant lawsuits that affect or may affect these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.	Contingencies and Commitments, continued:

(c)	Guarantees granted:

(i)	In subsidiary Banchile Administradora General de Fondos S.A.:

In compliance with article 12 of Law 20,712, Banchile Administradora General de Fondos S.A., has designated Banco de Chile as the representative of the beneficiaries of the guarantees it has established and in that character the Bank has issued bank guarantees totaling UF 3,090,000, maturing January 10, 2020 (UF 2,977,300 maturing January 10, 2019 in December 2018). The subsidiary took a policy with Mapfre Seguros Generales S.A. for the Real State Funds by a guaranteed amount of UF 755,800.

As of December 31, 2018 and 2019 the Bank has no guaranteed mutual funds.

In compliance with the rules established by the Chilean Commission for the Financial Market (“CMF”) in letter f) of Circular 1,894 of September 24, 2008, the entity has constituted guarantees, by management portfolio, in benefit of investors. Such guarantee corresponds to a bank guarantee for UF 401,800, with a maturity date of January 10, 2020.

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

The Bank has given the following guarantees in relation to this subsidiary’s business activities:

	2018	2019
	MCh$	MCh$
Guarantees:
Shares to secure short-sale transactions in:
Santiago Securities Exchange, Stock Exchange	59,074	85,302
Electronic Chilean Securities Exchange, Stock Exchange	17,223	6,843
Fixed income securities to guarantee CCLV system, Santiago Securities Exchange, Stock Exchange	5,976	7,985
Shares delivered to guarantee equity lending, Electronic Chilean Securities Exchange, Stock Exchange	—	382
Total	82,273	100,512

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

Banchile Corredores de Bolsa S.A. keeps an insurance policy current with Southbridge Compañía de Seguros Generales S.A. that expires January 2, 2020, this considers matters of employee fidelity, physical losses, falsification or adulteration, and currency fraud with a coverage amount equivalent to US$10,000,000.

According to disposition of Chilean Central Bank, it provided a bank guarantee N°9571-2 corresponding to UF 10,500, with purposes to comply with the requirements of the SOMA (System Open Market Operations) contract of the Chilean Central Bank. This bank guarantee is readjustable in UF to fixed term, non-endorsable and has a maturity date of July 22, 2020.

It also provided a bank guarantee No. 350329-3 in the amount of UF 251,400 for the benefits of investors in portfolio management contracts. This bank guarantee is revaluated in UF to fixed term, non-endorsable and has a maturity date of January 10, 2020.

It has been constituted the bank guarantee No. 9887-5 corresponding to UF 500, to ensure the seriousness of the offer presented in the fixed income tender process. Beneficiary: Mutual de Seguridad of the Chilean Chamber of Construction, valid until March 30, 2020.

It has been constituted the bank guarantee No. 9988-3 corresponding to UF 500, to ensure the seriousness of the offer presented in the variable income tender process. Beneficiary: Mutual de Seguridad of the Chilean Chamber of Construction, valid until March 30, 2020.

It also provided a cash guarantee in the amount of US$122,494.32 for the purpose of complying with the obligations to Pershing, for any operations conducted through that broker.

(iii)	In subsidiary Banchile Corredores de Seguros Ltda.

According to established in article No. 58, letter D of D.F.L. 251, as of December 31, 2019 the entity maintains two insurance policies with effect from April 15, 2019 to April 14, 2020 which protect it against of potential damages caused by infractions of the law, regulations and complementary rules that regulate insurance brokers, especially when the non-compliance comes from acts, errors or omissions of the broker, its representatives, agents or dependents that participate in the intermediation.

The policies contracted are the following:

Matter insured	Amount Insured (UF)
Responsibility for errors and omissions policy	60,000
Civil responsibility policy	500

(d)	By Exempt Resolution No. 270 dated October 30, 2014, the Superintendency of Securities and Insurance (current Commission for the Financial Market) imposed a fine of UF 50,000 to Banchile Corredores de Bolsa S.A. for violations of the second paragraph of article 53 of the Securities Market Law, said company filed a claim with the competent Civil Court requesting the annulment of the fine. On December 10, 2019, a judgement in the case was issued reducing the fine to the amount of UF 7,500. The judgment indicated has been subject to cassation appeals filed by both parties, which are pending before the Court of Appeals of Santiago.

The company has not made provisions considering that the Bank’s legal advisors in charge of the procedure estimate that there are solid grounds that the claim filed by Banchile Corredores de Bolsa S.A. can be accepted.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

28.	Equity:

(a)	Authorized, subscribed and paid shares:

As of December 31, 2019, the paid-in capital of Banco de Chile is represented by 101,017,081,114 registered shares (101,017,081,114 in 2018), with no par value, subscribed and fully paid.

(b)	Shares:

The following table shows the share movements from December 31, 2018 to December 31, 2019:

Total Ordinary Shares
Total shares as of December 31, 2017	99,444,132,192
Capitalization of retained earnings	1,572,948,922
Total shares as of December 31, 2018	101,017,081,114
Total Shares as of December 31, 2019	101,017,081,114

(c)	Shareholders’ composition:

As of December 31, 2018, the shareholder composition was as follows:

Corporate Name or Shareholder’s Name	Shares	% of Equity Holding

Sociedad Administradora de la Obligación Subordinada SAOS S.A.	28,593,701,789	28.31
LQ Inversiones Financieras S.A.	27,460,203,382	27.18
Sociedad Matriz del Banco de Chile S.A.	12,138,573,251	12.02
Other minority shareholders	32,824,602,692	32.49
Total	101,017,081,114	100.00

As of December 31, 2019, the shareholder composition was as follows:

Corporate Name or Shareholder’s Name	Shares	% of Equity Holding

LQ Inversiones Financieras S.A.	46,815,289,329	46.34
Banchile Corredores de Bolsa S.A.	5,708,422,261	5.65
Inversiones LQ-SM Limitada	4,854,988,014	4.81
Other minority shareholders	43,638,381,510	43.20
Total	101,017,081,114	100.00

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

28.	Equity, continued:

(d)	Approval and payment of dividends:

At the Ordinary Shareholders’ Meeting held on March 28, 2019, the Bank’s shareholders agreed to distribute and pay dividend No. 207 amounting to Ch$3.52723589646 per common share of Banco de Chile, with charge to net income for the year ended December 31, 2018. The amount of dividend paid was Ch$356,311 million.

At the Ordinary Shareholders’ Meeting held on March 22, 2018, the Bank’s shareholders agreed to distribute and pay dividend No. 206 amounting to Ch$3.14655951692 per common share of Banco de Chile, with charge to net income for the year ended December 31, 2017. The amount of dividend paid was Ch$374,079 million.

The following dividends were declared and paid by the Bank for the year ended as of December 31, 2017, 2018 and 2019:

	2017	2018	2019
Dividends on ordinary shares MCh$ (*):	342,034	374,079	356,311
Dividends per ordinary share Ch$(**):	3.50	3.76	3.53

(*)	This dividend per share is composed of the dividend paid to the Central Bank and common shareholders in the amounts of MCh$90,733 and MCh$265,578, respectively. On April 30, 2019, was paid the last installment of subordinated debt to the Central Bank.
(**)	Dividends per share are calculated by dividing the amount of the dividend paid during each year by the previous year’s number of shares outstanding.

(e)	Provision for minimum dividends:

The Chilean Corporations Law mandates a minimum distribution of 30% of distributable income. Accordingly, the Bank recorded a liability under the line item “Provisions” for an amount of Ch$177,902 million (Ch$178,462 million in December 31, 2018) against “Retained earnings”.

(f)	Other comprehensive income:

In accordance with Note No. 2(i) (iii), the fair market value adjustment for financial assets at fair value through other comprehensive income is generated by fluctuations in the fair value of that portfolio, with a charge or credit to equity, net of deferred taxes (see Note No. 12). For the year ended 2019, there was a net credit to equity in an amount of Ch$11,641 million (a net debit to equity for Ch$10,121 million in 2018).

Cash flow hedge adjustment consists of the portion of income of hedge instruments registered in equity produced in a cash flow hedge. For the year ended December 31, 2019, there was a net debit to equity in an amount of Ch$27,408 million (a net debit to equity for Ch$22,589 million for the period 2018).

(g)	Retained earnings from previous years:

During the year 2019, the Ordinary Shareholders Meeting of Banco de Chile approved the withholding of 30% of the distributable liquid profit corresponding to the 2018 fiscal year equivalent to Ch$152,705 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

28.	Equity, continued:

(h)	Earnings per share:

Earnings per share is calculated by dividing the net profit for the year attributable to the ordinary equity holders of the Bank by the weighted average number of ordinary shares outstanding during the year.

The following table shows the income and share data used in the calculation of EPS:

	As of December 31,
	2017	2018	2019
Basic and diluted earnings per share:

Net profits attributable to ordinary equity holders of the Bank (MCh$)	572,080	603,633	603,744
Weighted average number of ordinary shares (*)	101,017,081,114	101,017,081,114	101,017,081,114
Earnings per share (Ch$)	5.66	5.98	5.98

(*)	During 2017 and 2018, the Bank capitalized 1,819,784,762, and 1,572,948,922 shares respectively, which are considered in the earnings per share calculation as if they had been outstanding during all periods presented.

During the periods presented the Bank did not have any instruments that could lead to a dilution of its ordinary shares.

There have been no transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of the completion of these financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

29.	Interest Revenue and Expenses:

(a)	As of each year-end below, interest revenue is detailed as follows:

	2017	2018	2019
	MCh$	MCh$	MCh$
Commercial loans	786,794	851,328	910,229
Consumer loans	614,393	613,293	638,198
Residential mortgage loans	401,862	502,832	532,009
Financial investments	35,403	52,909	45,294
Repurchase agreements	7,337	2,767	2,480
Loans and advances to banks	15,024	24,138	27,457
Gain (loss) from accounting hedges	20,722	(58,560)	(59,874)
Other interest revenue	5,165	11,910	17,755
Total	1,886,700	2,000,617	2,113,548

The amount of interest recognized on a received basis for impaired portfolio in 2019 amounts to Ch$4,415 million (Ch$5,113 million as of December 31, 2018).

(b)	As of each year-end below, interest expenses are detailed as follows:

	2017	2018	2019
	MCh$	MCh$	MCh$
Savings accounts and time deposits	297,277	301,251	313,142
Debt issued	268,203	352,351	386,015
Other financial obligations	1,640	1,482	918
Repurchase agreements	5,193	8,901	7,048
Borrowings from financial institutions	19,255	29,275	43,570
(Gain) loss from accounting hedges	54,834	(23,694)	(25,888)
Demand deposits	5,350	9,380	14,408
Lease liabilities	—	—	2,574
Other interest expenses	253	694	483
Total	652,005	679,640	742,270

(c)	As of each year-end below, loss from accounting hedge is the following:

	2017	2018	2019
	MCh$	MCh$	MCh$
Cash Flow hedge	(29,477)	(33,031)	(28,690)
Fair value hedge	(4,635)	(1,835)	(5,296)
Total	(34,112)	(34,866)	(33,986)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

30.	Income and Expenses from Fees and Commissions:

The income and expenses for fees and commissions shown in the Consolidated Statement of Comprehensive Income for the years ended December 31, 2017, 2018 and 2019 refer to the following items:

	2017	2018	2019
	MCh$	MCh$	MCh$
Income from fees and commissions
Debit and credit card services	155,572	167,201	185,878
Investments in mutual funds and others	86,103	91,173	101,046
Use of distribution channel and access to customers	18,204	20,974	65,243
Collections and payments	50,343	52,717	56,389
Portfolio management	43,915	46,730	47,816
Fees for insurance transactions	30,163	32,886	37,035
Guarantees and letter of credit	24,485	25,021	26,101
Trading and securities management	18,741	24,632	21,878
Brand use agreement	14,515	14,840	16,494
Lines of credit and overdrafts	5,000	4,837	4,716
Financial advisory services	5,536	5,046	4,393
Other fees earned	19,125	19,057	22,183
Total income from fees and commissions	471,702	505,114	589,172

Expenses from fees and commissions
Credit card transactions	(96,872)	(113,403)	(97,823)
Interbank transactions	(13,189)	(16,554)	(20,133)
Collections and payments	(6,206)	(6,546)	(6,284)
Securities transactions	(6,802)	(7,544)	(5,943)
Sales force	(213)	(258)	(404)
Other fees	(746)	(854)	(1,283)
Total expenses from fees and commissions	(124,028)	(145,159)	(131,870)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

31.	Net Financial Operating Income:

The gain (losses) from trading and brokerage activities for the years ended December 31, 2017, 2018 and 2019 is detailed as follows:

	2017	2018	2019
	MCh$	MCh$	MCh$
Net income on financial assets held-for-trading	46,207	42,605	44,274
Gain (loss) from mark to market	4,435	8,038	32,128
Financial assets held-for-trading	50,642	50,643	76,402
Sale of financial assets at fair value through other comprehensive income	6,514	1,118	4,789
Sale of loan portfolio	2,063	267	—
Net (loss) gain of other transactions	233	384	(145)
Derivative instruments	(89,113)	64,730	32,391
Total	(29,661)	117,142	113,437

32.	Foreign Exchange Transactions, net:

The detail of foreign exchange transactions for the years ended December 31, 2017, 2018 and 2019 is the following:

	2017	2018	2019
	MCh$	MCh$	MCh$
Gain (loss) from accounting hedges	(64,135)	118,690	113,374
Exchange difference, net	(7,221)	9,609	6,284
Indexed foreign currency	176,231	(125,598)	(88,772)
Total	104,875	2,701	30,886

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

33.	Provisions for Loan Losses:

The changes in provisions for loan losses during 2017, 2018 and 2019 are the following:

	Loans and	Loans to customers as of December 31, 2017				Debt instruments	Provisions for
	advance to banks	Commercial loans	Mortgage loans	Consumer loans	Subtotal	at fair value through OCI	contingent loan risks	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established:
Individual provisions	(5)	―	―	―	―	―	―	(5)
Group provisions	―	(47,837)	(4,361)	(247,810)	(300,008)	―	(3,131)	(303,139)
Provisions established net	(5)	(47,837)	(4,361)	(247,810)	(300,008)	―	(3,131)	(303,144)

Provisions released:
Individual provisions	―	28,571	―	―	28,571	―	3,841	32,412
Group provisions	―	―	―	―	―	―	―	―
Provisions released net	―	28,571	―	―	28,571	―	3,841	32,412

Recovery of written-off assets	―	13,750	3,246	32,481	49,477	―	―	49,477

Provisions net allowances for credit risk	(5)	(5,516)	(1,115)	(215,329)	(221,960)	―	710	(221,255)

The detail of the amounts presented in the Consolidated Statement of Cash Flow is as follows:

2017
MCh$

Allowances established of loans to customer and loans and advances to banks	(300,013)
Allowances released of loans to customer and loans and advances to banks	28,571
Total allowances of loans to customer and loans and advances to banks	(271,442)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

33.	Provisions for Loan Losses, continued:

	Loans and	Loans to customers as of December 31, 2018				Debt instruments	Provisions for
	advance to banks	Commercial loans	Mortgage loans	Consumer loans	Subtotal	at fair value through OCI	contingent loan risks	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established:
Individual provisions	(240)	―	―	―	―	―	(2,368)	(2,608)
Group provisions	―	(61,702)	(7,546)	(241,244)	(310,492)	―	―	(310,492)
Provisions established net	(240)	(61,702)	(7,546)	(241,244)	(310,492)	―	(2,368)	(313,100)

Provisions released:
Individual provisions	―	871	―	―	871	1,552	―	2,423
Group provisions	―	―	―	―	―	―	327	327
Provisions released net	―	871	―	―	871	1,552	327	2,750

Recovery of written-off assets	―	13,579	4,572	42,428	60,579	―	―	60,579

Provisions net allowances for credit risk	(240)	(47,252)	(2,974)	(198,816)	(249,042)	1,552	(2,041)	(249,771)

The detail of the amounts presented in the Consolidated Statement of Cash Flow is as follows:

2018
MCh$

Allowances established of loans to customer and loans and advances to banks	(310,732)
Allowances released of loans to customer and loans and advances to banks	871
Total allowances of loans to customer and loans and advances to banks	(309,861)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

33.	Provisions for Loan Losses, continued:

	Loans and	Loans to customers as of December 31, 2019				Debt instruments	Provisions for
	advance to banks	Commercial loans	Mortgage loans	Consumer loans	Subtotal	at fair value through OCI	contingent loan risks	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established:
Individual provisions	―	(17,143)	―	―	(17,143)	(3,468)	―	(20,611)
Group provisions	―	(64,492)	(17,168)	(278,252)	(359,912)	―	(2,707)	(362,619)
Provisions established net	―	(81,635)	(17,168)	(278,252)	(377,055)	(3,468)	(2,707)	(383,230)

Provisions released:
Individual provisions	902	―	―	―	―	―	2,752	3,654
Group provisions	―	―	―	―	―	―	―	―
Provisions released net	902	―	―	―	―	―	2,752	3,654

Recovery of written-off assets	―	12,253	5,114	30,608	47,975	―	―	47,975

Provisions net allowances for credit risk	902	(69,382)	(12,054)	(247,644)	(329,080)	(3,468)	45	(331,601)

The detail of the amounts presented in the Consolidated Statement of Cash Flow is as follows:

2019
MCh$

Allowances established of loans to customer and loans and advances to banks	(377,055)
Allowances released of loans to customer and loans and advances to banks	902
Total allowances of loans to customer and loans and advances to banks	(376,153)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

34.	Personnel Expenses:

Personnel expenses for the year ended December 31, 2017, 2018 and 2019 are detailed as follows:

	2017	2018	2019
	MCh$	MCh$	MCh$

Remuneration	235,765	244,919	254,886
Bonuses and incentives	42,465	62,675	71,028
Variable Compensation	36,471	36,901	37,281
Lunch and health benefits	26,836	26,698	27,618
Gratifications	25,402	26,275	27,889
Staff severance indemnities	21,241	19,941	35,100
Training expenses	3,555	3,909	3,626
Other personnel expenses	17,596	19,312	18,171
Total	409,331	440,630	475,599

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

35.	Administrative Expenses:

For the year ended December 31, 2017, 2018 and 2019, administrative expenses are detailed as follows:

	2017	2018	2019
	MCh$	MCh$	MCh$
General administrative expenses
Information technology and communications	69,933	79,300	92,264
Maintenance and repair of property and equipment	35,044	36,716	50,297
External advisory services and professional services fees	11,514	16,690	21,099
Surveillance and securities transport services	11,927	11,828	11,533
Office supplies	8,238	8,535	9,366
Insurance premiums	5,797	5,286	5,851
Expenses for short-term leases and low value (*)	—	—	5,801
Energy, heating and other utilities	5,674	5,676	5,697
External service of financial information	4,510	4,787	5,461
Postal box, mail, postage and home delivery services	5,343	6,045	5,131
Legal and notary expenses	3,913	4,398	3,996
Representation and travel expenses	4,040	3,763	3,657
External service of custody of documentation	3,218	3,088	3,315
Other expenses of obligations for lease agreements (*)	—	—	2,797
Donations	2,538	1,982	2,238
Office rental and equipment and ATM (*)	33,017	34,773	—
Other general administrative expenses	6,905	8,591	5,227
Subtotal	211,611	231,458	233,730

Outsource services
Credit pre-evaluation	19,577	21,952	19,159
Data processing	12,330	8,562	10,129
External technological developments expenses	10,418	9,984	9,459
Certification and technology testing	6,532	6,823	7,460
Other	3,092	3,577	3,470
Subtotal	51,949	50.898	49,677

Board expenses
Board of Directors Compensation	2,497	2,511	2,509
Other Board expenses	458	298	194
Subtotal	2,955	2,809	2,703

Marketing expenses
Advertising	30,698	31,375	27,808
Subtotal	30,698	31,375	27,808

Taxes, payroll taxes and contributions
Contribution to the banking regulator	9,176	9,548	10,285
Real estate contributions	2,722	2,823	2,856
Patents	1,241	1,243	1,209
Other taxes	1,103	1,323	1,437
Subtotal	14,242	14,937	15,787
Total	311,455	331,477	329,705

(*)	See Note No. 4 Adoption of IFRS 16 “Leases”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

36.	Depreciation, Amortization and Impairment:

(a)	Amounts charged to income for depreciation and amortization during the year ended December 31, 2017, 2018 and 2019 are detailed as follows:

	2017	2018	2019
	MCh$	MCh$	MCh$

Depreciation and amortization
Depreciation of property and equipment (Note No.15(b) and Note No. 16)	26,176	27,185	29,194
Depreciation of rights over leased assets (Note No. 15(d))(*)	―	―	28,472
Amortization of intangibles assets (Note No.14(b))	11,360	10,496	12,875
Total	37,536	37,681	70,541

(*)	See Note No. 4 “Changes in Accounting policies and Disclosures”.

(b)	As of December 31, 2017, 2018 and 2019, the impairment loss is detailed as follows:

	2017	2018	2019
	MCh$	MCh$	MCh$

Impairment loss
Impairment loss on property and equipment (Note No.15(b))	166	334	2,018
Impairment loss on intangibles assets (Note No.14(b))	―	―	350
Impairment of rights over leased assets (Note No. 15(d))	―	―	187
Total	166	334	2,555

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

37.	Other Operating Income:

During the year ended December 31, 2017, 2018 and 2019, the Bank and its subsidiaries presented the following under other operating income:

	2017	2018	2019
	MCh$	MCh$	MCh$
Income for assets received in lieu of payment
Income from sale of assets received in lieu of payment	1,941	3,650	2,560
Other income	37	56	40
Subtotal	1,978	3,706	2,600

Release of provisions for contingencies
Other provisions for contingencies	160	7,526	―
Subtotal	160	7,526	―

Other income
Expense recovery	4,372	4,218	9,002
Rental income	8,863	9,013	8,387
Credit card income	7,690	2,504	4,037
Recovery from correspondent banks	2,710	2,591	2,816
Revaluation of prepaid monthly payments	843	1,224	1,731
Income from sale leased assets	1,360	2,586	1,166
Others	1,983	11,927	2,576
Subtotal	27,821	34,063	29,715

Total	29,959	45,295	32,315

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.	Other Operating Expenses:

During the year ended December 31, 2017, 2018 and 2019, the Bank and its subsidiaries incurred the following other operating expenses:

	2017	2018	2019
	MCh$	MCh$	MCh$
Provisions and expenses for assets received in lieu of payment
Provisions for assets received in lieu of payment	2,307	3,930	3,246
Expenses to maintain assets received in lieu of payment	791	1,749	1,225
Subtotal	3,098	5,679	4,471

Provisions for contingencies
Country risk provisions	—	—	—
Other provisions	—	3	33
Subtotal	—	3	33

Other expenses
Write-offs for operating risks	6,360	11,378	5,561
Leasings operational expenses	10,152	4,504	5,111
Card administration	2,890	2,640	2,490
Correspondent banks	857	882	1,569
Expenses for charge-off leased assets recoveries	1,115	2,287	1,072
Others	1,396	2,213	3,543
Subtotal	22,770	23,904	19,346

Total	25,868	29,586	23,850

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.	Related Party Transactions:

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

(a)	Loans with related parties:

The following table details loans and accounts receivable and contingent loans, corresponding to related entities as of December 31, 2018 and 2019.

	Productive and Services Companies (*)		Investment Companies (**)		Individuals (***)		Total
	2018	2019	2018	2019	2018	2019	2018	2019
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and accounts receivable:
Commercial loans	221,351	174,370	132,366	130,237	13,183	13,563	366,900	318,170
Residential mortgage loans	—	—	—	—	44,756	58,477	44,756	58,477
Consumer loans	—	—	—	—	10,074	9,862	10,074	9,862
Gross loans	221,351	174,370	132,366	130,237	68,013	81,902	421,730	386,509
Allowance for loan losses	(962)	(782)	(242)	(243)	(379)	(889)	(1,583)	(1,914)
Net loans	220,389	173,588	132,124	129,994	67,634	81,013	420,147	384,595

Contingent loans:
Guarantees and sureties	5,102	5,531	14,963	9,470	—	—	20,065	15,001
Letters of credits	5,310	2,365	2,776	328	—	—	8,086	2,693
Foreign letters of credits	—	—	—	—	—	—	—	—
Banks guarantees	45,842	32,650	30,122	43,478	—	57	75,964	76,185
Undrawn credit lines	58,041	52,916	14,674	14,364	19,160	21,519	91,875	88,799
Other contingencies loans	—	—	—	—	—	—	—	—
Total contingent loans	114,295	93,462	62,535	67,640	19,160	21,576	195,990	182,678
Provision for contingencies loans	(258)	(214)	(99)	(52)	(30)	(37)	(387)	(303)
Contingent loans, net	114,037	93,248	62,436	67,588	19,130	21,539	195,603	182,375

Amount covered by guarantee:
Mortgage	28,208	30,807	52,108	57,456	69,292	69,165	149,608	157,428
Warrant	—	—	—	—	—	—	—	—
Pledge	—	—	—	—	—	—	—	—
Others (****)	47,135	37,794	13,219	12,921	3,694	5,250	64,048	55,965
Total collateral	75,343	68,601	65,327	70,377	72,986	74,415	213,656	213,393

(*)	For these effects are considered productive companies, those that meet the following conditions:
(i)	They engage in operating activities and generate a separable flow of income;
(ii)	Less than 50% of their assets are trading securities or investments.

Service companies are considered entities whose main purpose is oriented to rendering services to third parties.

(**)	Investment companies include those legal entities that do not comply with the conditions for operating companies and are profit-oriented.
(***)	Individuals include key members of the management and correspond to those who directly or indirectly have authority and responsibility for planning, administrating and controlling the activities of the organization, including directors. This category also includes their family members who influence or are influenced by such individuals in their interactions with the organization.
(****)	These guarantees correspond mainly to shares and other financial guarantees.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.	Related Party Transactions, continued:

(b)	Other assets and liabilities with related parties as of December 31, 2018 and 2019:

	2018	2019
	MCh$	MCh$
Assets
Cash and due from banks	23,086	99,802
Transactions in the course of collection	35,469	63,969
Financial assets held-for-trading	205	880
Derivative instruments	415,683	495,378
Investment instruments	14,690	12,141
Other assets	80,569	76,548
Total	569,702	748,718

Liabilities
Demand deposits	169,607	227,377
Transactions in the course of payment	58,987	16,202
Obligations under repurchase agreements	84,465	54,030
Savings accounts and time deposits	219,322	396,028
Derivative instruments	337,299	432,669
Borrowings from financial institutions	228,269	292,172
Lease liabilities	―	5,138
Other liabilities	115,145	151,335
Total	1,213,094	1,574,951

(c)	Income and expenses from related party transactions during the year ended December 31, 2017, 2018 and 2019:

	2017		2018		2019
Type of income or expense recognized	Income MCh$	Expense MCh$	Income MCh$	Expense MCh$	Income MCh$	Expense MCh$

Interest and revenue expenses	26,485	9,332	21,736	7,196	19,039	2,619
Fees and commission income	65,995	69,843	70,286	74,205	72,931	65,383
Net financial operating income
Derivative instruments (*)	33,540	97,416	85,500	42,365	124,967	73,252
Other financial operations	1	―	―	―	87	119
Release or established of provision for credit risk	―	252	―	34	―	106
Operating expenses	―	100,389	―	105,734	―	120,559
Other income and expenses	3,723	56	446	45	542	26

(*)	The outcome of derivative operations is presented net at each related counterparty level. Additionally, this line includes operations with local counterpart banks (unrelated) which have been novated by Comder Contraparte Central S.A. (Related entity) for centralized clearing purposes, which generated a net gain of Ch$123,461 million as of December 31, 2019 (net gain of Ch$71,297 million as of December 31, 2018 and net loss of Ch$96,075 as of December 31, 2017).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.	Related Party Transactions, continued:

(d)	Directors’ expenses and remunerations and payments to key management personnel:

	2017	2018	2019
	MCh$	MCh$	MCh$
Personnel remunerations	4,149	3,926	4,148
Short-term benefits	3,302	3,476	3,255
Severance pay	276	1,037	1,264
Directors’ remunerations and fees (*)	2,505	2,511	2,509
Total	10,232	10,950	11,176

(*)	It includes fees paid to members of the Advisory Committee of Banchile Corredores de Seguros Ltda, of Ch$13 million (Ch$12 million in December 2018 and Ch$18 in December 2017).

Fees paid to the advisors of the Board of Directors amount to Ch$90 million (Ch$206 million in December 2018 and Ch$334 in December 2017) and travel and other related expenses amount to Ch$104 million (Ch$92 million in December 2018 and Ch$116 in December 2017).

Composition of key personnel:

	N° of executives
Position	2018	2019
CEO	1	1
CEOs of subsidiaries	6	6
Division Managers	13	13
Directors Bank and subsidiaries	20	21
Total	40	41

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.	Fair Value of Financial Assets and Liabilities:

Banco de Chile and its subsidiaries have defined a corporate framework for valuation and control related with the process to the fair value measurement.

Within the established framework includes the Product Control Unit (PCU), which is independent of the business areas and reports to the Financial Management and Control Division Manager. This function befalls on the Financial Control and Treasury Manager, through the Financial Risk Information and Control Section is responsible for independent verification of price and results of trading (including derivatives) and investment operations and all fair value measurements.

To achieve the appropriate measurements and controls, the Bank and its subsidiaries, take into account at least the following aspects:

(i)	Industry standard valuation.

To value financial instruments, Banco de Chile uses industry standard modeling and inputs, including quota value, share price, discounted cash flows and valuation of options through Black-Scholes-Merton, according to the case. The input parameters for the valuation correspond to rates, prices and levels of volatility for different terms and market factors that are traded in the national and international market and that are provided by main sources of the market.

(ii)	Quoted prices in active markets.

The fair value for instruments with quoted prices in active markets is determined using daily quotes from electronic systems information (such as Bolsa de Comercio de Santiago, Bloomberg, LVA and Risk America, etc.). This quote represents the price at which these instruments are regularly traded in the financial markets.

(iii)	Valuation techniques.

If no specific quotes are available for the instrument to be valued, valuation techniques will be used to determine the fair value.

Due to the fact that, in general, the valuation models require a set of market parameters as inputs, the aim is to maximize information based on observable or prices-related quotations for similar instruments in active markets. To the extent there is no information available in direct from the markets, data from external suppliers of information, prices of similar instruments and historical information are used to validate the valuation parameters.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.	Fair Value of Financial Assets and Liabilities, continued:

(iv)	Fair value adjustments.

Part of the fair value process considers two adjustments to the market value of each instrument calculated based on the market parameters. The Bid/offer adjustment represents the impact on the valuation of an instrument depending on whether the position corresponds to a long (bought) or a short (sold). To calculate this adjustment is used the direct quotes from active markets or indicative prices or derivatives of similar assets depending on the instrument, considering the Bid, Mid and Offer, respectively. Finally, the adjustment made for CVA and DVA for derivatives corresponds to the credit risk recognition of the issuer, either of the counterparty (CVA) or of Banco de Chile (DVA).

(v)	Fair value control.

A process of independent verification of prices and rates is executed daily, in order to control the market parameters used by Banco de Chile in the valuation of the financial instruments relating to the current state of the market and from them the best estimate derived of the fair value. The objective of this process is to control that the official market parameters provided by the respective business area, before being entered into the valuation, are within acceptable ranges of differences when compared to the parameters prepared independently by the Financial Risk Information and Control Section. As a result, value differences are obtained at the level of currency, product and portfolio.

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

In particular, in cases where there are no market quotations for the instrument to be valued and there are no prices for similar transactions instruments or indicative parameters, a specific controls and reasoned analysis must be carried out in order to estimate the fair value of the operation. Within the valuation framework described in the Reasonable Value Policy (and its procedure) approved by the Board of Directors of Banco de Chile, a required level of approval is set in order to carry out transactions where market information is not available or it is not possible to infer prices or rates from it.

(a)	Fair value hierarchy

Banco de Chile and its subsidiaries, classify all the financial instruments among the following levels:

Level 1:	These are financial instruments whose fair value is calculated at quoted prices (unadjusted) in extracted from liquid and deep markets. For these instruments there are observable market prices (return internal rates, quote value, price) the observable market, so that assumptions are not required to determine the value.

In this level, the following instruments are considered: currency futures, debt instruments issued by Chilean Central Bank and Treasury, which belong to benchmarks, mutual fund investments and equity shares.

For the instruments of the Central Bank of Chile and the General Treasury of the Republic, all those mnemonics belonging to a Benchmark, in other words corresponding to one of the following categories published by the Santiago Stock Exchange, will be considered as Level 1: Pesos-02, Pesos-03, Pesos-04, Pesos-05, Pesos-07, Pesos-10, UF-02, UF-04, UF-05, UF-07, UF-10, UF-20, UF-30. A Benchmark corresponds to a group of mnemonics that are similar in duration and are traded in an equivalent way, i.e., the price (return internal rates in this case) obtained is the same for all the instruments that make up a Benchmark. This feature defines a greater depth of market, with daily quotations that allow classifying these instruments as Level 1.

In the case of debt issued by the Government, the internal rate of return of the market is used to discount all flows to present value. In the case of mutual funds and equity shares, the current market price per share, this multiplied by the number of instruments results in the fair value.

The preceding described valuation methodology is equivalent to the one used by the Bolsa de Comercio de Santiago (Santiago Stock Exchange) and corresponds with the standard methodology used in the market and is in accordance with standards used in IFRS.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.	Fair Value of Financial Assets and Liabilities, continued:

Level 2:	They are financial instruments whose fair value is calculated based on prices other than in quoted in Level 1 that are observable for the asset or liability, directly (that is, as prices or internal rates of return) or indirectly (that is, derived from prices or internal rates of return from similar instruments). These categories include:

a)	Quoted prices for similar assets or liabilities in active markets.
b)	Quoted prices for identical or similar assets or liabilities in markets that are not active.
c)	Inputs data other than quoted prices that are observable for the asset or liability.
d)	Inputs data corroborated by the market.

At this level there are mainly derivatives instruments, debt issued by banks, debt issued by Chilean and foreign companies, issued in Chile or abroad, mortgage notes, financial brokerage instruments and some issuances by the Central Bank of Chile and the General Treasury of Chile, which do not belong to benchmarks.

To value derivatives, depends on whether they are impacted by volatility as a relevant market factor in standard valuation methodologies; for options the Black-Scholes-Merton formula is used; for the rest of the derivatives, forwards and swaps, discounted cash flows method is used.

For the remaining instruments at this level, as for debt issues of Level 1, the valuation is done through cash flows model by using an estimated yield to maturity that can be derived or estimated from internal rates of return of similar securities as mentioned above.

In the event that there is no observable price for an instrument in a specific term, the price will be inferred from the interpolation between periods that have observable quoted price in active markets. These models incorporate various market variables, including the credit quality of counterparties, exchange rates and interest rate curves.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.	Fair Value of Financial Assets and Liabilities, continued:

Valuation Techniques and Inputs for Level 2 Instrument:

Type of Financial Instrument	Valuation Method	Description: Inputs and Sources
Local Bank and Corporate Bonds	Discounted cash flows model

Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market.

Model is based on a Base Yield (Central Bank Bonds) and issuer spread.

The model is based on daily prices and risk/maturity similarities between Instruments.

Offshore Bank and Corporate Bonds		Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices.
Local Central Bank and Treasury Bonds		Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices.
Mortgage Notes

Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market.

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
Cross Currency Swaps, Interest Rate Swaps, FX Forwards, Inflation Forwards

Forward Points, Inflation forecast and local swap rates are provided by market brokers that are widely used in the Chilean market

Offshore rates and spreads are obtained from third party price providers that are widely used in the Chilean market.

Zero Coupon rates are calculated by using the bootstrapping method over swap rates.

FX Options	Black-Scholes Model	Prices for volatility surface estimates are obtained from market brokers that are widely used in the Chilean market.

Level 3:	These are financial instruments whose fair value is determined using non-observable inputs data neither for the assets or liabilities under analysis nor for similar instruments. An adjustment to an input that is significant to the entire measurement can result in a fair value measurement classified within Level 3 of the fair value hierarchy, if the adjustment uses significant non-observable data entry.

The instruments likely to be classified as Level 3 are mainly Corporate Debt by Chilean and foreign companies, issued both in Chile and abroad.

Valuation Techniques and Inputs for Level 3 Instrument:

Type of Financial Instrument	Valuation Method	Description: Inputs and Sources
Local Bank and Corporate Bonds	Discounted cash flows model	Since inputs for these types of securities are not observable by the market, we model interest rate of returns for them based on a Base Yield (Central Bank Bonds) and issuer spread. These inputs (base yield and issuer spread) are provided on a daily basis by third party price providers that are widely used in the Chilean market.
Offshore Bank and Corporate Bonds	Discounted cash flows model	Since inputs for these types of securities are not observable by the market, we model interest rate of returns for them based on a Base Yield (US-Libor) and issuer spread. These inputs (base yield and issuer spread) are provided on a weekly basis by third party price providers that are widely used in the Chilean market.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.	Fair Value of Financial Assets and Liabilities, continued:

(b)	Level hierarchy classification and figures:

The following table shows the figures by hierarchy, for instruments recorded at fair value in the statement of financial position as of December 31, 2018 and 2019.

	Level 1		Level 2		Level 3		Total
	2018	2019	2018	2019	2018	2019	2018	2019
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
From the Chilean government and Central Bank	178,692	93,032	1,344,780	1,030,657	―	―	1,523,472	1,123,689
Other instruments issued in Chile	1,663	3,272	107,078	316,971	20,866	55,094	129,607	375,337
Instruments issued abroad	4,446	―	―	―	―	―	4,446	―
Mutual fund investments	87,841	373,329	―	―	―	―	87,841	373,329
Subtotal	272,642	469,633	1,451,858	1,347,628	20,866	55,094	1,745,366	1,872,355
Derivative contracts for trading purposes
Forwards	―	―	735,444	956,632	―	―	735,444	956,632
Swaps	―	―	738,130	1,761,952	―	―	738,130	1,761,952
Call options	―	―	4,839	4,961	―	―	4,839	4,961
Put options	―	―	120	1,076	―	―	120	1,076
Futures	―	―	―	―	―	―	―	―
Subtotal	―	―	1,478,533	2,724,621	―	―	1,478,533	2,724,621
Hedge derivative contracts
Fair value hedge (Swaps)	―	―	1,116	32	―	―	1,116	32
Cash flow hedge (Swaps)	―	―	34,298	61,562	―	―	34,298	61,562
Subtotal	―	―	35,414	61,594	―	―	35,414	61,594
Total	―	―	1,513,947	2,786,215	―	―	1,513,947	2,786,215
Financial assets at fair value through other comprehensive income
Debt instruments (1):
From the Chilean government and Central Bank	99,132	66,953	65,090	42,109	―	―	164,222	109,062
Instruments issued in Chile	―	―	747,653	1,221,862	23,021	7,069	770,674	1,228,931
Instruments issued abroad	―	―	108,544	19,853	―	―	108,544	19,853
Subtotal	99,132	66,953	921,287	1,283,824	23,021	7,069	1,043,440	1,357,846
Equity instruments:
Instruments issued in Chile	―	―	8,939	7,446	―	―	8,939	7,446
Instruments issued abroad	723	955	―	―	89	96	812	1,051
Subtotal	723	955	8,939	7,446	89	96	9,751	8,497
Total	99,855	67,908	930,226	1,291,270	23,110	7,165	1,053,191	1,366,343
Total	372,497	537,541	3,896,031	5,425,113	43,976	62,259	4,312,504	6,024,913

Financial liabilities
Derivative contracts for trading purposes
Forwards	―	―	631,089	673,932	―	―	631,089	673,932
Swaps	―	―	854,708	2,097,022	―	―	854,708	2,097,022
Call options	―	―	2,921	1,529	―	―	2,921	1,529
Put options	―	―	1,534	2,209	―	―	1,534	2,209
Futures	―	―	―	―	―	―	―	―
Subtotal	―	―	1,490,252	2,774,692	―	―	1,490,252	2,774,692
Hedge derivative contracts
Fair value hedge (Swaps)	―	―	6,164	9,286	―	―	6,164	9,286
Cash flow hedge (Swaps)	―	―	31,818	34,443	―	―	31,818	34,443
Subtotal	―	―	37,982	43,729	―	―	37,982	43,729
Total	―	―	1,528,234	2,818,421	―	―	1,528,234	2,818,421

(1)	As of December 31, 2019, 98% of instruments of Level 3 have denomination “Investment Grade”. Also, 100% of total of these financial instruments correspond to domestic issuers.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.	Fair Value of Financial Assets and Liabilities, continued:

(c)	Level 3 Reconciliation

The following tables show the reconciliation between the beginning and ending balances of instruments classified as Level 3, whose fair value is reflected in the Financial Statements.

	2018
	Balance as of January 1, 2018	Gain (Loss) Recognized in Income (1)	Gain (Loss) Recognized in Equity (2)	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of December 31, 2018
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading:
Other instruments issued in Chile	8,012	176	—	48,740	(36,062)	—	—	20,866
Subtotal	8,012	176	—	48,740	(36,062)	—	—	20,866

Financial assets at fair value through OCI:
Debt instruments:
Other instruments issued in Chile	46,265	2,539	(292)	—	(20,520)	—	(4,971)	23,021
Equity instruments:
Instruments issued abroad	50	—	39	—	—	—	—	89
Subtotal	46,315	2,539	(253)	—	(20,520)	—	(4,971)	23,110

Total	54,327	2,715	(253)	48,740	(56,582)	—	(4,971)	43,976

	2019
	Balance as of January 1, 2019	Gain (Loss) Recognized in Income (1)	Gain (Loss) Recognized in Equity (2)	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of December 31, 2019
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading:
Other instruments issued in Chile	20,866	(38)	—	48,017	(26,504)	13,368	(615)	55,094
Subtotal	20,866	(38)	—	48,017	(26,504)	13,368	(615)	55,094

Financial assets at fair value through OCI:
Debt instruments:
Other instruments issued in Chile	23,021	968	(517)	—	(18,177)	1,774	—	7,069
Equity instruments:
Instruments issued abroad	89	—	7	—	—	—	—	96
Subtotal	23,110	968	(510)	—	(18,177)	1,774	—	7,165

Total	43,976	930	(510)	48,017	(44,681)	15,142	(615)	62,259

(1)	It is recorded in the income statement under “Net financial operating income”
(2)	It is recorded in Equity under “Other Comprehensive Income”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.	Fair Value of Financial Assets and Liabilities, continued:

(d)	Transfers between levels:

The following tables show transfers between levels for financial assets and liabilities whose fair value is recorded in the consolidated financial statements:

Transfers from level 1 to level 2
2018
Financial assets	MCh$

Financial assets held-for-trading instruments
From the Chilean Government and Central Bank	496

Instruments issued abroad
From the Chilean Government and Central Bank	―

Transfers from level 2 to level 1
2018
Financial assets	MCh$

Financial assets held-for-trading instruments
From the Chilean Government and Central Bank	―

Instruments issued abroad
From the Chilean Government and Central Bank	―

Transfers from level 1 to level 2
2019
Financial assets	MCh$

Financial assets held-for-trading instruments
From the Chilean Government and Central Bank	84

Financial assets at fair value through OCI
From the Chilean Government and Central Bank	―

Transfers from level 2 to level 1
2019
Financial assets	MCh$

Financial assets held-for-trading instruments
From the Chilean Government and Central Bank	17

Financial assets at fair value through OCI
From the Chilean Government and Central Bank	―

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.	Fair Value of Financial Assets and Liabilities, continued:

(e)	Sensitivity of Level 3 instruments to changes in key assumptions of the input parameters for the valuation model:

The following table shows the impact on the fair value of Level 3 financial instruments using alternative assumptions that are reasonably possible.

It is believed that the positive and negative impacts are similar:

	As of December 31, 2018		As of December 31, 2019
	Level 3	Sensitivity to changes in key assumptions of models	Level 3	Sensitivity to changes in key assumptions of models
Financial Assets	MCh$	MCh$	MCh$	MCh$
Financial assets held-for-trading
Other instruments issued in Chile	20,866	(26)	55,094	(466)
Subtotal	20,866	(26)	55,094	(466)
Financial assets at fair value through OCI
Debt instrument:
Other instruments issued in Chile	23,021	(195)	7,069	(86)
Equity instrument:
Instruments issued abroad	89	―	96	―
Subtotal	23,110	(195)	7,165	(86)
Total	43,976	(221)	62,259	(552)

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

The following table summarizes the fair values of the Bank’s main financial assets and liabilities that are not recorded at fair value in the Statement of Financial Position. The values shown in this note do not attempt to estimate the value of the Bank’s income-generating assets, nor forecast their future behavior. The estimated fair value is as follows:

	Book Value		Fair Value
	2018	2019	2018	2019
	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	880,081	2,392,166	880,081	2,392,166
Transactions in the course of collection	289,194	331,420	289,194	331,420
Investments under resale agreements	97,289	142,329	97,289	142,329
Subtotal	1,266,564	2,865,915	1,266,564	2,865,915
Loans and advances to banks
Domestic banks	99,776	149,974	99,776	149,974
Chilean Central Bank	1,100,831	630,053	1,100,831	630,053
Foreign banks	293,777	360,054	286,063	358,542
Subtotal	1,494,384	1,140,081	1,486,670	1,138,569
Loans to Customers at amortized cost
Commercial loans	15,209,534	16,039,411	14,949,852	15,988,330
Residential mortgage loans	8,017,743	9,163,019	8,451,099	9,888,506
Consumer loans	4,113,977	4,181,609	4,116,261	4,215,509
Subtotal	27,341,254	29,384,039	27,517,212	30,092,345
Total	30,102,202	33,390,035	30,270,446	34,096,829

Liabilities
Current accounts and other demand deposits	9,584,488	11,326,133	9,584,488	11,326,133
Transactions in the course of payment	44,436	98,869	44,436	98,869
Obligations under repurchase agreements	303,820	308,734	303,820	308,734
Saving accounts and time deposits	10,656,174	10,856,618	10,632,350	10,795,125
Borrowings from financial institutions	1,516,759	1,563,277	1,506,940	1,555,129
Other financial obligations	118,014	156,229	119,024	160,361
Subtotal	22,223,691	24,309,860	22,191,058	24,244,351
Debt issued
Letters of credit for residential purposes	15,040	10,229	15,982	11,081
Letters of credit for general purposes	1,328	669	1,411	725
Bonds	6,772,990	7,912,621	6,897,317	8,340,272
Subordinated bonds	686,194	889,895	732,611	1,004,621
Subtotal	7,475,552	8,813,414	7,647,321	9,356,699
Total	29,699,243	33,123,274	29,838,379	33,601,050

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.	Fair Value of Financial Assets and Liabilities, continued:

(f)	Other assets and liabilities not measured at fair value, continued:

Other financial assets and liabilities not measured at their fair value, but for which a fair value is estimated, even if not managed based on such value, include assets and liabilities such as placements, deposits and other time deposits, debt issued, and other financial assets and obligations with different maturities and characteristics. The fair value of these assets and liabilities is calculated using the Discounted Cash Flow model and the use of various data sources such as yield curves, credit risk spreads, etc. In addition, because some of these assets and liabilities are not traded on the market, periodic reviews and analyzes are required to determine the suitability of the inputs and determined fair values.

(g)	Levels of other assets and liabilities:

The table below sets forth the fair value of Financial Assets/Liabilities not measured at fair value on the balance sheet, for the years ended December 31, 2018 and 2019:

	Level 1		Level 2		Level 3		Total
	Estimated Fair Value		Estimated Fair Value		Estimated Fair Value		Estimated Fair Value
	2018	2019	2018	2019	2018	2019	2018	2019
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	880,081	2,392,166	―	―	―	―	880,081	2,392,166
Transactions in the course of collection	289,194	331,420	―	―	―	―	289,194	331,420
Investments under resale agreements	97,289	142,329	―	―	―	―	97,289	142,329
Subtotal	1,266,564	2,865,915	―	―	―	―	1,266,564	2,865,915
Loans and advances to banks
Domestic banks	99,776	149,974	―	―	―	―	99,776	149,974
Central bank	1,100,831	630,053	―	―	―	―	1,100,831	630,053
Foreign banks	―	―	―	―	286,063	358,542	286,063	358,542
Subtotal	1,200,607	780,027	―	―	286,063	358,542	1,486,670	1,138,569
Loans to Customers at amortized cost
Commercial loans	―	―	―	―	14,949,852	15,988,330	14,949,852	15,988,330
Residential mortgage loans	―	―	―	―	8,451,099	9,888,506	8,451,099	9,888,506
Consumer loans	―	―	―	―	4,116,261	4,215,509	4,116,261	4,215,509
Subtotal	―	―	―	―	27,517,212	30,092,345	27,517,212	30,092,345
Total	2,467,171	3,645,942	―	―	27,803,275	30,450,887	30,270,446	34,096,829

Liabilities
Current accounts and other demand deposits	9,584,488	11,326,133	―	―	―	―	9,584,488	11,326,133
Transactions in the course of payment	44,436	98,869	―	―	―	―	44,436	98,869
Obligations under repurchase agreements	303,820	308,734	―	―	―	―	303,820	308,734
Savings accounts and time deposits	―	―	―	―	10,632,350	10,795,125	10,632,350	10,795,125
Borrowings from financial institutions	―	―	―	―	1,506,940	1,555,129	1,506,940	1,555,129
Other financial obligations	―	―	―	―	119,024	160,361	119,024	160,361
Subtotal	9,932,744	11,733,736	―	―	12,258,314	12,510,615	22,191,058	24,244,351
Debt Issued
Letters of credit for residential purposes	―	―	15,982	11,081	―	―	15,982	11,081
Letters of credit for general purposes	―	―	1,411	725	―	―	1,411	725
Bonds	―	―	6,897,317	8,340,272	―	―	6,897,317	8,340,272
Subordinate bonds	―	―	―	―	732,611	1,004,621	732,611	1,004,621
Subtotal	―	―	6,914,710	8,352,078	732,611	1,004,621	7,647,321	9,356,699
Total	9,932,744	11,733,736	6,914,710	8,352,078	12,990,925	13,515,236	29,838,379	33,601,050

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.	Fair Value of Financial Assets and Liabilities, continued:

(g)	Levels of other assets and liabilities, continued:

We estimate fair values for these assets/liabilities, as follows:

●	Short-Term Financial Assets/Liabilities: For assets and liabilities with no specific maturity (on demand) or terms of less than three months we use the carrying or book values as proxies of their fair value, since their tenors are not believed to significantly affect their valuation. As a result, these assets/liabilities are categorized in Level 1. This assumption is applied to the following assets/liabilities:

Assets	Liabilities
- Cash and due from banks	- Current accounts and other demand deposits
- Transactions in the course of collection	- Transactions in the course of payments
- Investment under resale agreements	- Obligations under repurchase agreements
- Loans and advance to domestic banks

●	Loans to Customers at amortized cost and Advance to foreign banks: Fair value is determined by using the discounted cash flow model and internally generated discount rates, based on internal transfer rates derived from our internal transfer price process. Once the present value is determined, we deduct the related loan loss allowances in order to incorporate the credit risk associated with each contract or loan. As we use internally generated parameters for valuation purposes, we categorize these instruments in Level 3.

●	Letters of Credit and Bonds: In order to determine the present value of contractual cash flows, we apply the DCF model by using market interest rates that are available in the market, either for the instruments under valuation or instruments with similar features that fit valuation needs in terms of currency, maturities and liquidity. The market interest rates are obtained from third party price providers widely used by the market. As a result of the valuation technique and the quality of inputs (observable) used for valuation, we categorize these financial liabilities in Level 2.

●	Saving Accounts, Time Deposits, Borrowings from Financial Institutions, Subordinated Bonds and Other borrowings financial: The DCF model is used to obtain the present value of committed cash flows by applying a bucket approach and average adjusted discount rates that are derived from both market rates for instruments with similar features and our internal transfer price process. As we use internally generated parameters and/or apply significant judgmental analysis for valuation purposes, we categorize these financial assets/liabilities in Level 3.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.	Fair Value of Financial Assets and Liabilities, continued:

(h)	Offsetting of financial assets and liabilities:

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

	Effect of offsetting on balance sheet			Related amount not offset
	Gross amount	Amounts offset	Net amounts reported on the balance sheet	Financial Instruments	Financial Collateral	Net amount
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
As of December 31, 2018
Derivative financial assets	1,513,947	―	1,513,947	(1,007,130)	(30,036)	476,781
Derivative financial liabilities	1,528,234	―	1,528,234	(1,007,130)	(233,450)	287,654

	Effect of offsetting on balance sheet			Related amount not offset
	Gross amount	Amounts offset	Net amounts reported on the balance sheet	Financial Instruments	Financial Collateral	Net amount
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
As of December 31, 2019
Derivative financial assets	2,786,215	―	2,786,215	(2,113,970)	(43,337)	628,908
Derivative financial liabilities	2,818,421	―	2,818,421	(2,113,970)	(418,988)	285,463

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

The table below shows the classification of assets and liabilities as current and non-current as the balance sheet is presented in the order of liquidity without indicating this information:

	2018
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
Assets	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and due from banks	880,081	―	―	880,081	―	―	―	―	880,081
Transactions in the course of collection	289,194	―	―	289,194	―	―	―	―	289,194
Financial Assets held-for-trading	1,745,366	―	―	1,745,366	―	―	―	―	1,745,366
Investments under resale agreements	73,496	16,918	6,875	97,289	―	―	―	―	97,289
Derivative instruments	157,417	241,305	378,093	776,815	274,200	214,863	248,069	737,132	1,513,947
Loans and advances to banks (*)	1,262,428	77,268	132,259	1,471,955	23,441	―	―	23,441	1,495,396
Loans to customers at amortized cost (*)	3,954,066	2,143,023	4,973,622	11,070,711	5,726,668	3,133,606	7,995,647	16,855,921	27,926,632
Financial Assets at Fair Value through Other Comprehensive Income	38,691	137,420	383,200	559,311	74,940	136,342	282,598	493,880	1,053,191
Financial assets held-to-maturity	―	―	―	―	―	―	―	―	―
Total financial assets	8,400,739	2,615,934	5,874,049	16,890,722	6,099,249	3,484,811	8,526,314	18,110,374	35,001,096

	2019
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
Assets	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and due from banks	2,392,166	―	―	2,392,166	―	―	―	―	2,392,166
Transactions in the course of collection	331,420	―	―	331,420	―	―	―	―	331,420
Financial Assets held-for-trading	1,872,355	―	―	1,872,355	―	―	―	―	1,872,355
Investments under resale agreements	102,057	29,393	10,879	142,329	―	―	―	―	142,329
Derivative instruments	158,873	314,446	621,036	1,094,355	543,469	411,470	736,921	1,691,860	2,786,215
Loans and advances to banks (*)	876,119	97,585	166,487	1,140,191	―	―	―	―	1,140,191
Loans to customers at amortized cost (*)	4,175,064	2,340,320	5,685,646	12,201,030	5,624,031	3,198,639	9,009,572	17,832,242	30,033,272
Financial Assets at Fair Value through Other Comprehensive Income	23,786	225,772	779,872	1,029,430	106,930	30,080	199,903	336,913	1,366,343
Financial assets held-to-maturity	―	―	―	―	―	―	―	―	―
Total financial assets	9,931,840	3,007,516	7,263,920	20,203,276	6,274,430	3,640,189	9,946,396	19,861,015	40,064,291

(*)	The respective provisions, which amount to Ch$585,378 million and Ch$649,233 million in 2018 and 2019, respectively, for loans to customers and Ch$1,012 million and Ch$110 million for loans and advances to banks, have not been deducted from these balances.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.	Maturity of Assets and Liabilities, continued:

	2018
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
Liabilities	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Current accounts and other demand deposits	9,584,488	―	―	9,584,488	―	―	―	―	9,584,488
Transactions in the course of payment	44,436	―	―	44,436	―	―	―	―	44,436
Obligations under repurchase agreements	237,999	1,448	64,373	303,820	―	―	―	―	303,820
Savings accounts and time deposits (**)	5,018,791	1,946,688	3,100,464	10,065,943	365,177	619	132	365,928	10,431,871
Derivative instruments	146,764	237,039	335,497	719,300	264,438	273,790	270,706	808,934	1,528,234
Borrowings from financial institutions	115,220	269,412	1,052,830	1,437,462	79,297	―	―	79,297	1,516,759
Debt issued:
Mortgage bonds	1,453	1,618	3,581	6,652	5,911	2,577	1,228	9,716	16,368
Bonds	325,766	275,688	583,876	1,185,330	844,692	1,505,660	3,237,308	5,587,660	6,772,990
Subordinate bonds	4,220	2,254	44,901	51,375	41,122	27,906	565,791	634,819	686,194
Other financial obligations	97,393	3,505	10,126	111,024	5,555	1,307	128	6,990	118,014
Total financial liabilities	15,576,530	2,737,652	5,195,648	23,509,830	1,606,192	1,811,859	4,075,293	7,493,344	31,003,174

	2019
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
Liabilities	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Current accounts and other demand deposits	11,326,133	―	―	11,326,133	―	―	―	―	11,326,133
Transactions in the course of payment	98,869	―	―	98,869	―	―	―	―	98,869
Obligations under repurchase agreements	298,711	8,583	1,440	308,734	―	―	―	―	308,734
Savings accounts and time deposits (**)	6,130,583	1,979,110	2,224,778	10,334,471	281,384	492	421	282,297	10,616,768
Derivative instruments	156,291	237,743	616,472	1,010,506	608,516	469,861	729,538	1,807,915	2,818,421
Borrowings from financial institutions	69,711	349,478	1,049,781	1,468,970	94,307	―	―	94,307	1,563,277
Debt issued:
Mortgage bonds	1,102	1,212	2,622	4,936	3,868	1,579	515	5,962	10,898
Bonds	423,966	211,648	413,485	1,049,099	1,460,318	1,746,745	3,656,459	6,863,522	7,912,621
Subordinate bonds	3,041	2,460	115,933	121,434	38,525	18,251	711,685	768,461	889,895
Other financial obligations	140,449	1,436	6,490	148,375	6,383	1,471	―	7,854	156,229
Lease liabilities	2,353	4,776	20,841	27,970	51,571	28,463	38,009	118,043	146,013
Total financial liabilities	18,651,209	2,796,446	4,451,842	25,899,497	2,544,872	2,266,862	5,136,627	9,948,361	35,847,858

(**)	Excludes term saving accounts, which amount to Ch$239,850 million (Ch$224,303 million in December 2018).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

42.	Risk Management:

(1)	Introduction

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

Our risk management policies are established in order to identify and analyze the risks faced by the Bank, set appropriate risk limits and controls, and to monitor the risks and compliance with the limits. Policies and risk management systems are reviewed regularly. Through its administration policies and procedures, the Bank develops a disciplined and constructive control environment.

(a)	Risk Management Structure

Credit and Market Risk Management are at the all levels of the Organization, with a structure that recognizes the relevance of the different risk areas that exist. The current levels are:

(i)	Board of Directors

The Board is responsible for approving the policies and establishing the structure for the proper administration of the various risks faced by the organization. The Board is permanently informed of the evolution of the different risk areas, participating through its Finance, International and Financial Risk, Credit, Portfolio Risk Committee and Higher Operational Risk Committee, in which the status of credit, market and operational risks are reviewed.

(ii)	Finance, International and Financial Risk Committee

This committee functions are to design policies and procedures related to price and liquidity risk; design a structure of limits and alerts of financial exposures, and ensure a correct and timely measurement, control and reporting thereof; track exposures and financial risks; analyze impacts on the valuation of operations and / or results due to potential adverse movements in the values of market variables or liquidity narrowness; review the stress test assumptions and establish action plans where appropriate ; ensure the existence of independent units that value financial positions, and analyze the results of financial positions; track the international financial exposure of liabilities; review the main credit exposures of Treasury products (derivatives, bonds); ensure that the management guidelines for price and liquidity risks in subsidiaries are consistent with those of the Bank, and be aware of the evolution of their main financial risks.

The Finance, International and Financial Risk Committee, sessions monthly and comprises of the Chairman of the Board, two Directors or Advisors to the Board, General Manager, Corporate Division Manager, Wholesale Credit Risk Division Manager, Treasury Division Manager and Financial Risk Area Manager. If deemed appropriate, the Committee may invite certain persons to participate, on a permanent or occasional basis, in one or more sessions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

42.	Risk Management, continued:

(1)	Introduction, continued:

(a)	Risk Management Structure, continued:

(iii)	Credit Committees

The credit approval process is done mainly through various credit committees, which are composed of qualified professionals and with the necessary attributions to take decisions required.

Each committee is responsible for defining the terms and conditions under which the Bank accepts counterparty risks and the Retail Credit Risk and Wholesale Credit Risk Divisions participate independently and autonomously of the commercial areas. They are constituted according to the commercial segments and the amounts to approve and have different meeting periodicities.

Within the risk management structure of the Bank, the maximum approval instance is the Credit Committee of Directors. Sessions weekly and comprises of the Chairman of the Board, regular and alternate directors, Board Advisors, General Manager and the Wholesale Credit Risk Division Manager. This Committee is responsible for knowing, analyzing and resolving all credit operations associated with clients and / or economic groups whose total amount subject for approval is equal to or greater than UF 750,000. It also has to know, analyze and resolve all those credit operations that, in accordance with the established in the Bank’s internal rules, must be approved by this Committee, with the exception of the special powers delegated by the Board to the Administration.

(iv)	Portfolio Risk Committee

The main function is to know the evolution of the composition, concentration and risk of the loan portfolio of the different banks and segments. Review the main debtors and the different risk indicators of the portfolio, proposing differentiated management strategies. Approves and proposes to the Board the different credit risk policies. It is responsible for reviewing, approving and recommending to the Board of Directors, for its final approval, the different portfolio evaluation methodologies and provision models. It is also responsible for reviewing and analyzing the adequacy of provisions for the different banks and segments. Also to review the guidelines and methodological advances for the development of internal models of credit risk, together with monitoring the concentration by sectors and segments according to the sectoral limits policy. In general, any matter that involves Credit Risk on which senior management must pronounce.

The Portfolio Risk Committee meets monthly and comprises of the Chairman of the Board, a regular and alternate Director, General Manager, Wholesale Credit Risk Division Manager, Retail Credit Risk Division Manager, Commercial Division Manager, Risk Management and Information Control Manager.

(v)	Corporate Credit Risk Structure

The bank corporate governance considers the active participation of the Board, who establishes the policies and guidelines regarding the accepted risk levels, the Administration being responsible for the control and compliance with the provisions set forth by the Board, together with the setting of standards and procedures related. Likewise, the Board establishes the guidelines for the development and validation of models, approves the provisions models and pronounced about the sufficiency of provisions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

42.	Risk Management, continued:

(1)	Introduction, continued:

(a)	Risk Management Structure, continued:

(v)	Corporate Credit Risk Structure, continued

At the administration level, the Retail Credit Risk, Wholesale Credit Risk and Global Risk Control divisions comprise the corporate risk governance structure, which through specialized teams, added to a robust regulatory framework of processes and procedures allow optimal management and effective in the subjects they address. The first two are responsible for the credit risk in the admission, monitoring and recovery phases, in the respective Retail and Wholesale segments. Along with this, in the Retail Credit Risk Division the different methodologies related to regulatory and management aspects are developed. The Wholesale Credit Risk Division, in turn, has a Market Risk Area responsible for measuring, limiting, controlling and reporting said risk along with the valuation standards definition.

The Global Risk Control Division through the Operational and Technological Risk Areas, which incorporates Business Continuity, is responsible for controlling those risks, also has an Internal Validation Area of Risk Models.

Additionally, the Bank has a Cybersecurity Division, focused on protecting and monitoring the most sensitive assets of the organization, being able to provide security and confidence to customers and collaborators, whose main objective is to have a secure bank, cyber-resilient and prepared to face any type of threat that puts the reputation and information of the organization at risk.

These divisions have teams with extensive experience and knowledge in each area associated with credit and market risks, ensuring their integral and consolidated management, including the Bank and its subsidiaries.

(b)	Measurement Methodology

Regarding to Credit Risk, provision levels and portfolio expenses are the basic measures for determining the credit quality of our portfolio.

Banco de Chile permanently evaluates its loan portfolio, timely recognizing the associated level of risk of the loan portfolio. For this comprehensive credit risk assessment, there are policies, standards, procedures, along with models developed in accordance with the instructions issued by the Financial Market Commission (“CMF”) and approved by the Board of Directors.

As a result of this evaluation, on both individual and group portfolios, the level of provisions that the bank should constitute is determined, in the event of customers payment default.

The individual evaluation mainly applies to the Bank’s portfolio of legal persons that, due to their size, complexity or indebtedness, requires a more detailed level of knowledge and a case-by-case analysis. Each debtor individually assessed is assigned one of the 16 risk categories defined by the CMF, in order to establish the provisions in a timely and appropriate manner. This review of the portfolio risk classifications is carried out permanently considering the financial situation, payment behavior and the environment of each client.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

42.	Risk Management, continued:

(1)	Introduction, continued:

(b)	Measurement Methodology, continued

The group evaluation mainly applies to the portfolio of natural persons and smaller companies. These assessments are carried out monthly through statistical models that allow estimating the appropriate level of provisions necessary to cover the portfolio risk. The consistency of the models is analyzed through an independent validation of the unit that develops them and, subsequently, through the analysis of retrospective tests that allow to compare the real losses with the expected ones.

The Bank annually performs a sufficiency test of provisions for the total portfolio of loans, in order to validate the quality and robustness of the risk assessment processes, verifying that the provisions constituted are sufficient to cover the losses that could be derive from the credit operations granted. The result of this analysis is presented to the Board of Directors, who declares on the sufficiency of the provisions in each year.

Banco de Chile constitutes additional provisions with the objective of protecting itself from the risk of unpredictable economic fluctuations that may affect the macroeconomic environment or the situation of a specific economic sector. The amount of additional provisions to be constituted or released is annually proposed to the Portfolio Risk Committee and subsequently to the Board of Directors for approval.

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

Credit risk considers the likelihood that the counterparty in the credit operation will not meet its contractual obligation due to incapacity or financial insolvency, and this leads to a potential credit loss.

Credit risk management has a relevant focus on the adequate risk-return relation, is permanent and considers the processes of admission, monitoring and recovery of loans granted. In this management, an adequate balance of the risks assumed is taken into account, ensuring the solvency of the Bank over time.

The established credit risk policies and processes recognize the singularities that exist in the different markets and segments, and grant a specialized treatment to each of them.

The above results in the following management principles:

1.	Rigorous evaluation in the admission process applying the defined credit risk policies, their associated rules and procedures, together with the availability of sufficient and accurate information. This implies analyzing the generation of flows and solvency of the client to meet the payment commitments and, when the characteristics of the operation merit it, must constitute adequate collateral that allow mitigating the risk incurred with the client.
2.	Have permanent and robust portfolio tracking processes, through systems that alert both the potential signs of impairment in relation to the conditions of origin, as well as the possible business opportunities with those clients that present a better payments quality and behavior.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

42.	Risk Management, continued:

(2)	Credit Risk, continued:

3.	To develop advanced modeling and data management tools that allow for efficient decision-making at different stages of the credit process.
4.	Have a collection structure with agile and efficient processes that allow carrying out procedures according to the different types of defaults presented by the clients.
5.	Maintain an efficient administration in work teams organization, tools and availability of information that allow an optimal credit risk management.

Credit Risk Divisions continuously manage risk knowledge in order to contribute to the business and anticipate threats that may affect the solvency and quality of the portfolio. Its mission is to establish the Credit Risk management framework for the different segments of the Bank, within the defined regulatory scope and at the risk established by the entity, through a portfolio vision that allows us to manage, resolve and control the process of approval of operations related to the different portfolios of the Bank, in an efficient and proactive manner.

(a)	Retail Segment

Admission management in these segments is mainly carried out through an evaluation that uses scoring tools, accompanied by an adequate model of credit attributions, which are required to approve each operation. These evaluations take into account the level of indebtedness, payment capacity and the maximum acceptable exposure for the client.

In these segments, the Bank has segregated functions, distributed in the following areas:

−	Model Area, has the responsibility of constructing statistical models, establishing the variables and their respective weightings. These models are validated by the Model Validation Area and submitted to the Models Technical Committee before approval in the Portfolio Risk Committee or the Board of Directors, as appropriate.
−	Area of Integration in Management is responsible for incorporating statistical models in credit evaluation processes, ensuring an adequate linkage of the decision.
−	Admission Area performs the evaluation of operations and clients, with specialization by regions and segments, which favors their knowledge of clients and socio-economic background. It also maintains a framework of policies and standards that ensure the quality of the portfolio according to the desired risk, defining guidelines for the admission of clients that are released to commercial and risk areas through programs and continuous training.
−	Model and Portfolio Tracking Area is responsible for evaluating and measuring the performance of the models and the behavior of the portfolios, the latter especially through the monitoring of the main indicators of aggregate portfolio and layers analysis, reported in management reports, generating relevant information for decision making in different defined instances. This Area also ensures proper execution of the strategy, meeting the objectives of risk quality and return.
−	Collection Area performs a cross-collection management in the Bank and centralizes recovery management in retail segments through Socofin, Bank’s subsidiary company, defining refinancing criteria and payment agreements with customers, along with the incorporation of robust tools for collection management.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

42.	Risk Management, continued:

(2)	Credit Risk, continued:

(b)	Wholesale Segment

Admission management in these segments is based on an individual evaluation of the client and if it belongs to a group of companies, the relationship of the rest of the group with the Bank is also considered. This individual and group evaluation, if applicable, considers, among others, the financial capacity with emphasis on equity solvency, generation capacity, exposure levels, industry variables, evaluation of partners and management and aspects of the operation such as financing, term, products and possible collaterals.

This process is supported by a rating model that allows greater homogeneity in the evaluation of the client and his group. Additionally, for the evaluation of clients, there are specialized areas in some segments that, due to their nature, require expert knowledge, such as real estate, construction, agricultural, financial, and international, among others.

The permanent monitoring of the portfolio is carried out in a centralized manner, based on information periodically updated by both the client and the industry. Monitoring of compliance with the special conditions established in the admission stage is carried out, such as controls of financial covenants, coverage of certain collaterals and restrictions imposed at the time of approval. Alerts are also generated through monitoring to ensure the correct classification of the individual portfolio.

Additionally, within the Admission areas, joint tasks are carried out that allow monitoring the development of operations from their gestation to their recovery, in order to ensure that the portfolio’s risks are well recognized in a timely manner.

Upon detection of clients that show signs of impairment or default with any condition, the commercial area to which the client belongs together with the Wholesale Credit Risk Division, establish action plans to regularize said situation. In those cases where they present problems in the recovery of their credits, there is the area of Special Asset Management, belonging to the Wholesale Credit Risk Division, in charge of the collection management, establishing action plans and negotiations based on the particular characteristics of each client.

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

This metric is used for measuring, limiting, controlling and reporting credit exposures by counterparty.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

42.	Risk Management, continued:

(2)	Credit Risk, continued:

(d)	Portfolio Concentration:

The maximum exposure to credit risk, by client or counterparty, without taking into account guarantees or other credit enhancements as of December 31, 2018 and 2019 does not exceed 10% of the Bank’s effective equity.

The following tables show credit risk exposure per balance sheet item, including derivatives, detailed by both geographic region and industry sector as of December 31, 2018:

	Chile	United States	Brazil	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Cash and Due from Banks	773,368	69,343	―	37,370	880,081

Financial Assets held-for-trading
From the Chilean Government and Central Bank of Chile	1,523,472	―	―	―	1,523,472
Other instruments issued in Chile	129,607	―	―	―	129,607
Instruments issued abroad	―	4,446	―	―	4,446
Mutual fund investments	87,841	―			87,841
Subtotal	1,740,920	4,446	―	―	1,745,366

Investments under resale agreements	97,289	―	―	―	97,289

Derivative Contracts for Trading Purposes
Forwards	670,595	23,082	―	41,767	735,444
Swaps	453,191	98,414	―	186,525	738,130
Call Options	4,309	―	―	530	4,839
Put Options	56	―	―	64	120
Futures	―	―	―	―	―
Subtotal	1,128,151	121,496	―	228,886	1,478,533

Hedge Derivative Contracts
Forwards	―	―	―	―	―
Swaps	4,547	14,348	―	16,519	35,414
Call Options	―	―	―	―	―
Put Options	―	―	―	―	―
Futures	―	―	―	―	―
Others	―	―	―	―	―
Subtotal	4,547	14,348	―	16,519	35,414

Loans and advances to Banks (before allowances)
Central Bank of Chile	1,100,831	―	―	―	1,100,831
Domestic banks	100,023	―	―	―	100,023
Foreign banks	―	―	209,693	84,849	294,542
Subtotal	1,200,854	―	209,693	84,849	1,495,396

Loans to Customers at amortized cost (before allowances)
Commercial loans	15,344,854	―	354	93,190	15,438,398
Residential mortgage loans	8,052,073	―	―	―	8,052,073
Consumer loans	4,436,161	―	―	―	4,436,161
Subtotal	27,833,088	―	354	93,190	27,926,632

Financial Assets at Fair Value through OCI
Debt Instruments:
From the Chilean Government and Central Bank	164,222	―	―	―	164,222
Other instruments issued in Chile	770,674	―	―	―	770,674
Instruments issued abroad	―	108,544	―	―	108,544
Subtotal	934,896	108,544	―	―	1,043,440
Equity Instruments:
Other instruments issued in Chile	8,939	―	―	―	8,939
Instruments issued abroad	―	―	―	812	812
Subtotal	8,939	―	―	812	9,751
Total	943,835	108,544		812	1,053,191

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

42.	Risk Management, continued:

(2)	Credit Risk, continued:

(d)	Portfolio Concentration, continued:

	Financial Services	Chilean Central Bank	Government	Retail (Individuals)	Trade	Manufacturing	Mining	Electricity, Gas and Water	Agriculture and Livestock	Fishing	Transportation and Telecom	Construction	Services	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Cash and Due from Banks	758,274	121,807	―	―	―	―	―	―	―	―	―	―	―	―	880,081
Financial Assets held-for-trading
From the Chilean Government and Central Bank of Chile	―	1,434,986	88,486	―	―	―	―	―	―	―	―	―	―	―	1,523,472
Other instruments issued in Chile	129,607	―	―	―	―	―	―	―	―	―	―	―	―	―	129,607
Instruments issued abroad	4,446	―	―	―	―	―	―	―	―	―	―	―	―	―	4,446
Mutual fund investment	87,841	―	―	―	―	―	―	―	―	―	―	―	―	―	87,841
Subtotal	221,894	1,434,986	88,486	―	―	―	―	―	―	―	―	―	―	―	1,745,366
Investments under resale agreements	29,031	742	―	―	37,520	―	5,017	4,466	3,096	59	15,637	―	985	736	97,289
Derivative Contracts for Trading Purposes
Forwards	374,006	―	―	―	7,194	13,328	40	10,288	4,211	411	98	455	296	325,117	735,444
Swaps	584,743	―	―	―	51,916	7,348	22	4,026	10,006	2,249	2,235	680	74,250	655	738,130
Call Options	1,669	―	―	―	389	16	―	1,090	1,489	80	―	59	36	11	4,839
Put Options	64	―	―	―	51	5	―	―	―	―	―	―	―	―	120
Futures	―	―	―	―	―	―	―	―	―	―	―	―	―	―	―
Subtotal	960,482	―	―	―	59,550	20,697	62	15,404	15,706	2,740	2,333	1,194	74,582	325,783	1,478,533
Hedge Derivative Contracts
Forwards	―	―	―	―	―	―	―	―	―	―	―	―	―	―	―
Swaps	35,414	―	―	―	―	―	―	―	―	―	―	―	―	―	35,414
Call Options	―	―	―	―	―	―	―	―	―	―	―	―	―	―	―
Put Options	―	―	―	―	―	―	―	―	―	―	―	―	―	―	―
Futures	―	―	―	―	―	―	―	―	―	―	―	―	―	―	―
Subtotal	35,414	―	―	―	―	―	―	―	―	―	―	―	―	―	35,414
Loans and advances to Banks
Central Bank of Chile	―	1,100,831	―	―	―	―	―	―	―	―	―	―	―	―	1,100,831
Domestic banks	100,023	―	―	―	―	―	―	―	―	―	―	―	―	―	100,023
Foreign banks	294,542	―	―	―	―	―	―	―	―	―	―	―	―	―	294,542
Subtotal	394,565	1,100,831	―	―	―	―	―	―	―	―	―	―	―	―	1,495,396
Loans to Customers at amortized cost
Commercial loans	2,122,599	―	―	―	2,324,325	1,579,475	453,549	461,351	1,582,520	156,472	1,498,142	1,752,237	2,109,491	1,398,237	15,438,398
Residential mortgage loans	―	―	―	8,052,073	―	―	―	―	―	―	―	―	―	―	8,052,073
Consumer loans	―	―	―	4,436,161	―	―	―	―	―	―	―	―	―	―	4,436,161
Subtotal	2,122,599	―	―	12,488,234	2,324,325	1,579,475	453,549	461,351	1,582,520	156,472	1,498,142	1,752,237	2,109,491	1,398,237	27,926,632
Financial Assets at Fair Value through OCI
Debt Instruments:
From the Chilean Government and Central Bank of Chile	―	135,145	29,077	―	―	―	―	―	―	―	―	―	―	―	164,222
Other instruments issued in Chile	680,656	―	―	―	22,390	―	―	8,245	―	―	4,938	―	―	54,445	770,674
Instruments issued abroad	108,544	―	―	―	―	―	―	―	―	―	―	―	―	―	108,544
Subtotal	789,200	135,145	29,077	―	22,390	―	―	8,245	―	―	4,938	―	―	54,445	1,043,440
Equity Instruments:
Instruments issued in Chile	8,939	―	―	―	―	―	―	―	―	―	―	―	―	―	8,939
Instruments issued abroad	812	―	―	―	―	―	―	―	―	―	―	―	―	―	812
Subtotal	9,751	―	―	―	―	―	―	―	―	―	―	―	―	―	9,751
Total	798,951	135,145	29,077	―	22,390	―	―	8,245	―	―	4,938	―	―	54,445	1,053,191

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

42.	Risk Management, continued:

(2)	Credit Risk, continued:

(d)	Portfolio Concentration, continued:

The following tables show credit risk exposure per balance sheet item, including derivatives, detailed by both geographic region and industry sector as of December 31, 2019:

	Chile	United States	Brazil	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Cash and Due from Banks	1,144,109	1,145,703	―	102,354	2,392,166

Financial Assets held-for-trading
From the Chilean Government and Central Bank of Chile	1,123,689	―	―	―	1,123,689
Other instruments issued in Chile	375,337	―	―	―	375,337
Instruments issued abroad	―	―	―	―	―
Mutual fund investments	373,329	―	―	―	373,329
Subtotal	1,872,355	―	―	―	1,872,355

Investments under resale agreements	142,329	―	―	―	142,329

Derivative Contracts for Trading Purposes
Forwards	872,481	53,923	―	30,228	956,632
Swaps	1,142,174	167,818	―	451,960	1,761,952
Call Options	4,961	―	―	―	4,961
Put Options	807	11	―	258	1,076
Futures	―	―	―	―	―
Subtotal	2,020,423	221,752	―	482,446	2,724,621

Hedge Derivative Contracts
Forwards	―	―	―	―	―
Swaps	5,864	25,780	―	29,950	61,594
Call Options	―	―	―	―	―
Put Options	―	―	―	―	―
Futures	―	―	―	―	―
Others	―	―	―	―	―
Subtotal	5,864	25,780	―	29,950	61,594

Loans and advances to Banks (before allowances)
Central Bank of Chile	630,053	―	―	―	630,053
Domestic banks	150,007	―	―	―	150,007
Foreign banks	―	―	244,969	115,162	360,131
Subtotal	780,060	―	244,969	115,162	1,140,191

Loans to Customers at amortized cost (before allowances)
Commercial loans	16,279,527	―	―	14,685	16,294,212
Residential mortgage loans	9,206,727	―	―	―	9,206,727
Consumer loans	4,532,333	―	―	―	4,532,333
Subtotal	30,018,587	―	―	14,685	30,033,272

Financial assets available-for-sale
Debt Instruments:
From the Chilean Government and Central Bank	109,062	―	―	―	109,062
Other instruments issued in Chile	1,228,931	―	―	―	1,228,931
Instruments issued abroad	―	―	―	19,853	19,853
Subtotal	1,337,993	―	―	19,853	1,357,846
Equity Instruments:
Instruments issued in Chile	7,446	―	―	―	7,446
Instruments issued abroad	―	―	―	1,051	1,051
Subtotal	7,446	―	―	1,051	8,497
Total	1,345,439	―	―	20,904	1,366,343

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

42.	Risk Management, continued:

(2)	Credit Risk, continued:

(d)	Portfolio Concentration, continued:

	Financial Services	Chilean Central Bank	Government	Retail (Individuals)	Trade	Manufacturing	Mining	Electricity, Gas and Water	Agriculture and Livestock	Fishing	Transportation and Telecom	Construction	Services	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Cash and Due from Banks	2,213,737	178,429	―	―	―	―	―	―	―	―	―	―	―	―	2,392,166
Financial Assets held-for-trading
From the Chilean Government and Central Bank of Chile	―	1,024,525	99,164	―	―	―	―	―	―	―	―	―	―	―	1,123,689
Other instruments issued in Chile	375,337	―	―	―	―	―	―	―	―	―	―	―	―	―	375,337
Instruments issued abroad	―	―	―	―	―	―	―	―	―	―	―	―	―	―	―
Mutual fund investment	373,329	―	―	―	―	―	―	―	―	―	―	―	―	―	373,329
Subtotal	748,666	1,024,525	99,164	―	―	―	―	―	―	―	―	―	―	―	1,872,355
Investments under resale agreements	66,285	―	18,460	278	40,642	―	2,067	1,533	902	35	8,665	21	―	3,441	142,329
Derivative Contracts for Trading Purposes
Forwards	480,269	―	―	1,532	16,225	79	2,856	22,903	14,103	642	1,930	277	497	415,319	956,632
Swaps	1,693,048	―	―	4	9,813	7,718	19	14,184	10,232	4,275	12,526	210	―	9,923	1,761,952
Call Options	1,196	―	―	―	1,569	280	―	―	1,433	171	―	84	190	38	4,961
Put Options	554	―	―	―	522	―	―	―	―	―	―	―	―	―	1,076
Futures	―	―	―	―	―	―	―	―	―	―	―	―	―	―	―
Subtotal	2,175,067	―	―	1,536	28,129	8,077	2,875	37,087	25,768	5,088	14,456	571	687	425,280	2,724,621
Hedge Derivative Contracts
Forwards	―	―	―	―	―	―	―	―	―	―	―	―	―	―	―
Swaps	61,594	―	―	―	―	―	―	―	―	―	―	―	―	―	61,594
Call Options	―	―	―	―	―	―	―	―	―	―	―	―	―	―	―
Put Options	―	―	―	―	―	―	―	―	―	―	―	―	―	―	―
Futures	―	―	―	―	―	―	―	―	―	―	―	―	―	―	―
Subtotal	61,594	―	―	―	―	―	―	―	―	―	―	―	―	―	61,594
Loans and advances to Banks
Central Bank of Chile	―	630,053	―	―	―	―	―	―	―	―	―	―	―	―	630,053
Domestic banks	150,007	―	―	―	―	―	―	―	―	―	―	―	―	―	150,007
Foreign banks	360,131	―	―	―	―	―	―	―	―	―	―	―	―	―	360,131
Subtotal	510,138	630,053	―	―	―	―	―	―	―	―	―	―	―	―	1,140,191
Loans to Customers at amortized cost
Commercial loans	2,587,559	―	―	―	2,066,372	1,624,972	604,660	325,143	1,623,465	140,709	1,234,087	2,142,699	2,267,869	1,676,677	16,294,212
Residential mortgage loans	―	―	―	9,206,727	―	―	―	―	―	―	―	―	―	―	9,206,727
Consumer loans	―	―	―	4,532,333	―	―	―	―	―	―	―	―	―	―	4,532,333
Subtotal	2,587,559	―	―	13,739,060	2,066,372	1,624,972	604,660	325,143	1,623,465	140,709	1,234,087	2,142,699	2,267,869	1,676,677	30,033,272
Financial Assets at Fair Value through OCI
Debt Instruments:
From the Chilean Government and Central Bank of Chile	―	92,824	16,238	―	―	―	―	―	―	―	―	―	―	―	109,062
Other instruments issued in Chile	994,658	―	―	―	―	―	―	9,667	―	―	―	178,444	―	46,162	1,228,931
Instruments issued abroad	19,853	―	―	―	―	―	―	―	―	―	―	―	―	―	19,853
Subtotal	1,014,511	92,824	16,238	―	―	―	―	9,667	―	―	―	178,444	―	46,162	1,357,846
Equity Instruments:
Instruments issued in Chile	7,446	―	―	―	―	―	―	―	―	―	―	―	―	―	7,446
Instruments issued abroad	1,051	―	―	―	―	―	―	―	―	―	―	―	―	―	1,051
Subtotal	8,497	―	―	―	―	―	―	―	―	―	―	―	―	―	8,497
Total	1,023,008	92,824	16,238	―	―	―	―	9,667	―	―	―	178,444	―	46,162	1,366,343

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

42.	Risk Management, continued:

(2)	Credit Risk, continued:

(e)	Collateral and Other Credit Enhancements

The amount and type of collateral required depends on the counterparty’s credit risk assessment.

The Bank has guidelines regarding the acceptability of types of collateral and valuation parameters.

The main types of collateral obtained are:

For commercial loans: Residential and non-residential real estate, liens and inventory.

For retail loans: Mortgages loans on residential property.

The Bank also obtains collateral from parent companies for loans granted to their subsidiaries.

Management makes sure its collateral is acceptable according to both external standards and internal policies guidelines and parameters. The Bank has approximately 235,878 collateral assets, the majority of which consist of real estate.

The following table contains guarantees values as of December 31, 2018 and 2019:

		Fair value of collateral and credit enhancements held as of December 31, 2018
	Maximum exposure to credit risk	Mortgages	Pledge (*)	Securities	Warrants	Others	Net collateral	Net exposure
Loans to customers:	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Corporate lending	11,705,859	2,589,429	75,105	423,556	2,263	221,919	3,312,272	8,393,587
Small business lending	3,732,539	2,977,286	31,270	28,974	―	71,140	3,108,670	623,869
Consumer lending	4,436,161	332,030	967	2,244	―	20,090	355,331	4,080,830
Mortgage lending	8,052,073	7,493,073	58	265	―	―	7,493,396	558,677
Total	27,926,632	13,391,818	107,400	455,039	2,263	313,149	14,269,669	13,656,963

		Fair value of collateral and credit enhancements held as of December 31, 2019
	Maximum exposure to credit risk	Mortgages	Pledge (*)	Securities	Warrants	Others	Net collateral	Net exposure
Loans to customers:	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Corporate lending	12,117,724	2,453,533	82,365	345,246	2,182	207,052	3,090,378	9,027,346
Small business lending	4,176,488	3,133,480	30,466	26,674	―	74,725	3,265,345	911,143
Consumer lending	4,532,333	341,495	966	2,045	―	20,646	365,152	4,167,181
Mortgage lending	9,206,727	8,019,519	51	176	―	―	8,019,746	1,186,981
Total	30,033,272	13,948,027	113,848	374,141	2,182	302,423	14,740,621	15,292,651

(*)	Includes agricultural and industrial pledges, and pledges without conveyance.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

42.	Risk Management, continued:

(2)	Credit Risk, continued:

(e)	Collateral and Other Credit Enhancements, continued:

The Bank also uses mitigating tactics for credit risk on derivative transactions. To date, the following mitigating tactics are used:

●	Accelerating transactions and net payment using market values at the date of default of one of the parties.

●	Option for both parties to terminate early any transactions with a counterparty at a given date, using market values as of the respective date.

●	Margins established with time deposits by customers that close FX forwards with subsidiary Banchile Corredores de Bolsa S.A.

The value of the guarantees that the Bank maintains related to the loans individually classified as impaired as of December 31, 2018 and 2019 is Ch$85,721 million and Ch$100,133 million, respectively.

The value of the guarantees that the Bank maintains related to non-impaired loans as of December 31, 2018 and 2019 is Ch$295,634 million and Ch$344,098 million, respectively.

(f)	Credit Quality by Asset Class:

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

Analysis of age of portfolio loan, over-due loans by financial asset class. Additionally to the overdue portion, the amounts detailed include remaining balance of the past due credits are featured below:

As of December 31, 2018:

	Default
	1 to 29 days	30 to 59 days	60 to 89 days
	MCh$	MCh$	MCh$
Loans and advances to banks	273	―	―
Subtotal past-due loans and advances to banks	273	―	―
Commercial loans	132,707	40,823	27,527
Import-export financing	13,892	2,194	618
Factoring transactions	44,106	7,540	726
Commercial lease transactions	92,057	6,166	3,230
Other loans and receivables	1,462	777	470
Residential mortgage loans	154,751	67,257	24,653
Consumer loans	217,923	102,752	40,782
Subtotal past-due loans to customers	656,898	227,509	98,006
Total	657,171	227,509	98,006

As of December 31, 2019:

	Default
	1 to 29 days	30 to 59 days	60 to 89 days
	MCh$	MCh$	MCh$
Loans and advances to banks	31,249	―	―
Subtotal past-due loans and advances to banks	31,249	―	―
Commercial loans	213,709	54,366	26,698
Import-export financing	9,562	804	1,207
Factoring transactions	31,972	3,022	336
Commercial lease transactions	53,742	8,073	4,722
Other loans and receivables	1,463	693	521
Residential mortgage loans	152,539	73,801	32,907
Consumer loans	221,162	102,344	51,976
Subtotal past-due loans to customers	684,149	243,103	118,367
Total	715,398	243,103	118,367

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

42.	Risk Management, continued:

(2)	Credit Risk, continued:

(f)	Credit Quality by Asset Class, continued:

As of December 31, the aging analysis of loans is as follows:

		Past due but not impaired(*)
As of	Neither past due or impaired	Up to 30 days	Over 30 days and up to 60 days	Over 60 days and up to 90 days	Over 90 days	Total
December 31,	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
2018	26,376,542	538,681	145,130	37,371	2,566	27,100,290
2019	28,320,610	599,833	159,756	57,946	595	29,138,740

(*)	These amounts include installments that are overdue, plus the remaining balance of principal and interest on such loans.

(g)	Assets Received in Lieu of Payment:

The Bank has received assets in lieu of payment totaling Ch$24,871 million and Ch$18,737 as of December 31, 2018 and 2019, respectively, the majority of which are properties. All of these assets are managed for sale.

(h)	Renegotiated Assets:

The impaired loans are considered to be renegotiated when the corresponding financial commitments are restructured and the Bank assesses the probability of recovery as sufficiently high.

The following table details the book value of loans with renegotiated terms per financial asset class:

	2018	2019
Financial assets	MCh$	MCh$
Loans and advances to banks
Domestic banks	―	―
Foreign banks	―	―
Subtotal	―	―
Loans to Customers at amortized cost
Commercial loans	192,646	220,056
Residential mortgage loans	14,463	11,980
Consumer loans	362,562	366,339
Subtotal	569,671	598,375
Total renegotiated financial assets	569,671	598,375

The Bank calculates ECLs either on a group or an individual basis, which are described in more detail in Note 2(i)(vii).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

42.	Risk Management, continued:

(2)	Credit Risk, continued:

(h)	Renegotiated Assets, continued:

The renegotiated portfolio of Banco de Chile represents 1.99% of the total loans and the redefault rate of these loans for retail segment is 35.80% as of December 31, 2019 (the Bank does not have this information for other segments for internal purposes).

The most common type of modification is to extend the term of the loan. For payment extensions, depending on the characteristics of each credit, the Bank may change the initial conditions in terms of interest rate and initial grace period for the first payment. With respect to forgiveness of principal, the Bank typically does not give this benefit. The Board of Directors might on rare occasions approve debt forgiveness for a portion of principal on certain credit-operations that have been impaired and provisioned previously. Only those borrowers which are considered viable are renegotiated, and that the average term of renegotiated retail credit segment is 57 months, demonstrating the relatively short payment extensions given. If the debtor is not considered to be financially viable, the Bank proceeds to the legal collection of debts.

The table below includes Stage 2 and 3 assets that were modified and, therefore, treated as forborne during the 2019 period, with the related modification loss suffered by the Bank.

2019 MCh$
Amortized costs of financial assets modified during the period	227,718
Net modification loss	81,974

The Bank does not have information related to the balance of loans modified by type of concession because is not required to record this information by the local banking regulator and this information is much used by our peers. However, the Bank continually monitors its deteriorated portfolio as defined in Note 2(i) (vii). Also, for internal purposes the renegotiated loan portfolio is analyzed and reviewed as part of the impaired portfolio. Therefore, for management and regulatory (local and IFRS) reporting purposes the Bank does not frequently use information on loans modified by types of concession.

The table below shows the gross carrying amount of previously modified financial assets for which loss allowances has changed to 12 month Expected Credit Losses (12mECL) measurement during the 2019 period:

	December 31, 2019
	Post modification		Pre-modification
	Gross carrying amount MCh$	Corresponding ECL MCh$	Gross carrying amount MCh$	Corresponding ECL MCh$
Facilities that have cured since modification and are now measured using 12mECLs (Stage 1)	32,105	3,668	32,870	7,577
Facilities that reverted to (Stage 2/3) lifetime ECLs having once cured	4,043	1,132	3,927	613

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

42.	Risk Management, continued:

(2)	Credit Risk, continued:

(h)	Renegotiated Assets, continued:

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

Credit risk exposure generated by contingent obligations is disclosed in Note No. 27.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

42.	Risk Management, continued:

(3)	Market Risk:

Market Risk refers to the loss that the Bank could face due to a liquidity shortage to honor the payments or close financial transactions in a timely manner (Liquidity Risk), or due to adverse movements in the values of market variables (Risk Price).

(a)	Liquidity Risk

Liquidity Risk Measurement and Limits

The Bank manages the Liquidity Risk separately for each sub-category: Trading Liquidity Risk and Funding Liquidity Risk.

Trading Liquidity Risk is the inability to close, at current market prices, the financial positions opened mainly from the Trading Book (which is daily valued at market prices and the value differences instantly reflected in the Income Statement). This risk is controlled by establishing limits on the positions amounts of the Trading Book in accordance with what is estimated to be closed in a short time period. Additionally, the Bank incorporates a negative impact on the Income Statement whenever it considers that the size of a certain position in the Trading Book exceeds the reasonable amount, negotiated in the secondary markets, which would allow the exposure to be offset without altering market prices.

Funding Liquidity Risk refers to the Bank’s inability to obtain sufficient cash to meet its immediate obligations. This risk is managed by a minimum amount of highly liquid assets called liquidity buffer, and establishing limits and controls of internal metrics, among which the Market Access Report (“MAR”) stands out, which estimates the amount of funding that the Bank would need from wholesale financial counterparties, for the next 30 and 90 days in each of the relevant currencies of the balance sheet, to face a cash need as a result of the operation under business as usual conditions, that is, basically, rollover of the total loans portfolio, the output of a volatile part of the demand deposits accounts and of the retailers term deposits, and the expiration of all the wholesalers term deposits.

The use of MAR within year 2019 is illustrated below (LCCY = local currency; FCCY = foreign currency):

	MAR LCCY + FCCY MMM$		MAR FCCY MMUS$
	1 – 30 days	1 – 90 days	1 – 30 days	1 – 90 days
Maximum	3,352	5,498	1,999	3,254
Minimum	1,705	3,993	1	1,407
Average	2,621	4,841	1,052	2,479

The Bank also monitors the amount of assets denominated in local currency that is funded by liabilities denominated in foreign currency, including all tenors and the cash flows generated by derivatives payments to be made in foreign currency in the future. This metric is referred to as Cross Currency Funding. The Bank oversees and limits this amount in order to take precautions against not only Banco de Chile’s event but also against a systemic adverse environment generated by a country risk event that might trigger lack of foreign currency funding.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

42.	Risk Management, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

The use of Cross Currency Funding within year 2019 is illustrated below:

Cross Currency Funding MMUS$
Maximum	3,339
Minimum	1,742
Average	2,640

Additionally, the Bank establishes thresholds that alert behaviors outside the expected ranges at a normal or prudent level of operation, in order to protect other dimensions of liquidity risk such as the maturities concentration of fund providers and the diversification of sources of funds either by type of counterparty or type of product, among others.

Likewise, the evolution over time of the Bank’s financial ratios that can detect structural changes in its balance sheet characteristics is monitored, such as those presented in the following table and whose relevant use values during the year 2019 are shown below:

	Liquid Assets/ Net Funding <30 days	Liabilities>1 year/ Assets >1 year	Deposits/ Loans
Maximum	103%	82%	62%
Minimum	82%	76%	58%
Average	92%	78%	60%

Moreover, some market index, prices and monetary decisions taken by the Central Bank of Chile are monitored to detect structural changes in market conditions that can trigger a liquidity shortage or even a financial crisis.

The Bank measures and controls the mismatch of cash flows under regulatory standards with the C46 index report, which represents the net cash flows expected over time as a result of the contractual maturity of almost all assets and liabilities. Additionally, the Commission for the Financial Market (hereinafter, “CMF”) authorized Banco de Chile, among others, to report the adjusted C46 index. This allows the Bank to report, in addition to the regular C46 index, outflow behavior assumptions of certain specific elements of the liability, such as demand deposits and time deposits. In addition, the regulator also requires some rollover assumptions for the loan portfolio.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

42.	Risk Management, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

The CMF establish the following limits for the C46:

Foreign Currency balance sheet items: 1-30 days C46 index < 1 x Tier-1 Capital

All Currencies balance sheet items: 1-30 days C46 index < 1 x Tier-1 Capital

All Currencies balance sheet items: 1-90 days C46 index < 2 x Tier-1 Capital

The use of this index in year 2019 is illustrated below:

	Adjusted C46 All CCYs as part of Tier-1 Capital		Adjusted C46 FCCY as part of Tier-1 Capital
	1 – 30 days	1 – 90 days	1 – 30 days
Maximum	0.56	0.79	0.42
Minimum	0.32	0.55	0.15
Average	0.49	0.69	0.28
Regulatory Limit	1.0	2.0	1.0

Additionally, the regulatory entities have introduced other metrics that the Bank uses in its management, such as the Liquidity Coverage Ratio (“LCR”) and Net Stable Funding Ratio (“NSFR”), using assumptions similar to those used in the international banking. Only for the first one, a limit implementation calendar has been established and that during the year 2019 was with a minimum level of 60%. The evolution of the LCR and NSFR metrics during the year 2019 are shown below:

	LCR		NSFR
Maximum	1.17		1.02
Minimum	0.88		0.97
Average	0.99		0.99
Regulatory Limit	0.6	(*)	N/A

(*)	This is the current minimum value for the year 2019 and that increases 0.1 annually until reaching 1.0 in the year 2023.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

42.	Risk Management, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

The contractual maturity profile of the financial liabilities of Banco de Chile and its subsidiaries (consolidated basis), as of 2018 and 2019 end-of-year, is illustrated below:

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2018
Current accounts and other demand deposits	9,584,488	―	―	―	―	―	9,584,488
Transactions in the course of payment	44,436	―	―	―	―	―	44,436
Obligations under repurchase agreements	292,231	1,440	5,137	―	―	―	298,808
Savings accounts and time deposits	5,344,294	1,981,221	3,152,103	373,398	619	132	10,851,767
Full delivery derivative transactions	351,496	190,643	648,870	582,628	536,506	592,303	2,902,446
Borrowings from financial institutions	97,661	268,795	946,950	183,206	―	―	1,496,612
Other financial obligations	92,896	730	4,857	18,406	366	35	117,290
Debt instruments issued	101,707	267,665	724,724	1,410,766	1,899,529	4,303,542	8,707,933
Total (excluding non-delivery derivative transactions)	15,909,209	2,710,494	5,482,641	2,568,404	2,437,020	4,896,012	34,003,780
Non - delivery derivative transactions	297,613	604,200	1,028,798	712,286	593,431	1,209,282	4,445,610

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2019
Current accounts and other demand deposits	11,326,133	—	—	—	—	—	11,326,133
Transactions in the course of payment	98,869	—	—	—	—	—	98,869
Obligations under repurchase agreements	297,011	8,582	—	—	—	—	305,593
Savings accounts and time deposits	6,421,107	1,985,948	2,250,153	284,073	491	421	10,942,193
Full delivery derivative transactions	378,151	351,351	1,132,429	974,371	669,851	797,191	4,303,344
Borrowings from financial institutions	68,843	348,228	934,144	206,811	—	—	1,558,026
Other financial obligations	142,010	292	17,529	727	167	—	160,725
Debt instruments issued	178,310	190,329	576,309	2,091,841	2,081,579	5,017,172	10,135,540
Total (excluding non-delivery derivative transactions)	18,910,434	2,884,730	4,910,564	3,557,823	2,752,088	5,814,784	38,830,423
Non - delivery derivative transactions	501,461	839,534	1,461,804	796,805	738,830	1,650,402	5,988,836

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

42.	Risk Management, continued:

(3)	Market Risk, continued:

(b)	Price Risk:

Price Risk Measurement and Limits

The measurement and management of Price Risk are carried out through the use of several metrics developed internally by the Bank, both for the Trading Book and for the Accrual Book (the Accrual Book includes all balance sheet items, even those of the Trading book but in such case these are reported at an interest rate adjustment period of one day, thus not generating accrual interest rate risk). In addition, the Bank reports metrics to regulatory entities according to the models defined by them.

The bank has established internal limits for the exposures of the Trading Book. In fact, FX positions (FX delta), Equity positions (Equity delta), interest rate sensitivities generated by the derivatives and debt securities portfolios (DV01 or also referred as to rho) and the FX volatility sensitivity (vega) are measured, reported and against their limits. Limits are established on an aggregate basis but also for some specific tenor points. The use of these limits is daily monitored, controlled and reported by independent control functions to the senior management of the bank. The internal governance framework also establishes that these limits must be approved by the board and reviewed at least annually.

The Bank measures and controls the risk for the Trading Book portfolios using the Value-at-Risk (VaR). The model uses a 99% confidence level and the most recent one-year observed rates, prices and yields data.

The use of VaR within year 2019 is illustrated below:

Value-at-Risk
99% one-day confidence level MMUS$
Maximum	872
Minimum	176
Average	562

Additionally, the Bank performs measuring, limiting, controlling and reporting interest rate exposures and risks for the Accrual Book using internally developed methodologies based on the differences in the amounts of assets and liabilities considering the interest rate repricing dates. Exposures are measured according to the Interest Rate Exposure or IRE metric and their corresponding risks using to the Earnings-at-Risk or EaR metric.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

42.	Risk Management, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

The use of EaR within year 2019 is illustrated below:

12-months Earnings-at-Risk
99% confidence level 3 months defeasance period MCh$
Maximum	54,372
Minimum	45,023
Average	47,743

The regulatory risk measurement for the Trading portfolio (C41 report) is produced by utilizing guidelines provided by the regulatory entities (Central Bank of Chile and Commission for the Financial Market, hereafter “CBCh” and “CMF” respectively), which are adopted based on standardized BIS methodologies. The referred methodologies estimate the potential loss that the bank may incur considering standardized fluctuations of the value of market factors such as FX rates, interest rates and volatilities that may adversely impact the value of FX spot positions, interest rate exposures, and volatility exposures, respectively. In addition, correlation factors are included to represent non-parallel changes in the yield curve. The CMF does not set an individual limit for this particular risk, but a global one that includes this risk (also called Market Risk Equivalent or MRE) and the Credit Risk Weighted Assets.

The risk measurement for the Banking Book, according to normative guidelines (C40 report), as a result of interest rate fluctuations is carried out through the use of standardized methodologies provided by regulatory entities (BCCh and CMF). The report includes models for reporting interest rate gaps and standardized adverse interest rate fluctuations. In addition to this, the regulatory entity has requested banks to establish internal limits for this regulatory risk measurement. Limits must be established separately for short-term and long-term balance. The short-term risk limit should be expressed as a percentage of the Net Interest Margin or NIM plus the revenue collected from commissions that depend on the level of the interest rate; the long-term risk limit cannot exceed a specific percentage of the amount of effective equity.

In addition to the above, the Market Risk Policy of Banco de Chile enforces to perform daily stress tests for the Trading Book and monthly for the Accrual Book. The output of the stress testing process is monitored against corresponding trigger levels: in the case those triggers are breached, the senior management is notified in order to implement further actions, if necessary. In addition, the results during the month for the trading activities are controlled against defined loss levels and in case such levels are exceeded, senior management is also notified.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

42.	Risk Management, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

The following table illustrates the interest rate cash-flows of the Banking Book, considering the interest rate repricing dates on an individual basis, as of December 31, 2018 and 2019:

	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets as of December 31, 2018
Cash and due from banks	844,173	―	―	―	―	―	844,173
Transactions in the course of collection	151,701	―	―	―	―	―	151,701
Investment under resale agreements	3,161	―	―	―	―	―	3,161
Derivative instruments under hedge-accounting treatment	20	140,631	253,266	176,330	229,092	717,331	1,516,670
Inter-banking loans	1,262,749	79,199	133,689	24,337	―	―	1,499,974
Customer loans	2,305,334	2,311,297	5,784,455	8,402,372	3,923,096	9,721,138	32,447,692
Financial assets available-for-sale	48,469	153,479	408,390	146,136	58,093	230,003	1,044,570
Total assets	4,615,607	2,684,606	6,579,800	8,749,175	4,210,281	10,668,472	37,507,941

Assets as of December 31, 2019
Cash and due from banks	2,310,055	―	―	―	―	―	2,310,055
Transactions in the course of collection	230,605	―	―	―	―	―	230,605
Investment under resale agreements	45,056	―	―	―	―	―	45,056
Derivative instruments under hedge-accounting treatment	774	36,304	28,302	257,909	348,950	1,069,919	1,742,158
Inter-banking loans	876,508	98,673	167,287	―	―	―	1,142,468
Customer loans	3,179,665	2,524,282	6,473,441	6,979,231	3,980,097	10,744,559	33,881,275
Financial Assets at Fair Value through OCI	26,180	241,326	805,844	115,805	25,219	142,005	1,356,379
Total assets	6,668,843	2,900,585	7,474,874	7,352,945	4,354,266	11,956,483	40,707,996

	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2018
Current accounts and demand deposits	9,622,073	―	―	―	―	―	9,622,073
Transactions in the course of payment	―	―	―	―	―	―	―
Obligations under repurchase agreements	6,963	―	―	―	―	―	6,963
Savings accounts and interest-bearing deposits	5,273,096	1,981,221	3,152,103	373,398	619	71,330	10,851,767
Derivative instruments under hedge-accounting treatment	115	144,525	243,151	187,522	222,201	715,536	1,513,050
Inter-banking borrowings	97,661	268,795	946,950	183,206	―	―	1,496,612
Long-term debt (*)	101,707	267,665	724,724	1,410,766	1,899,529	4,303,542	8,707,933
Other liabilities	92,896	730	4,857	18,406	366	35	117,290
Total liabilities	15,194,511	2,662,936	5,071,785	2,173,298	2,122,715	5,090,443	32,315,688

Liabilities as of December 31, 2019
Current accounts and demand deposits	11,382,462	―	―	―	―	―	11,382,462
Transactions in the course of payment	3,423	―	―	―	―	―	3,423
Obligations under repurchase agreements	9,068	―	―	―	―	―	9,068
Savings accounts and interest-bearing deposits	6,421,107	1,985,948	2,250,153	284,073	491	421	10,942,193
Derivative instruments under hedge-accounting treatment	156	33,740	23,300	251,136	317,886	1,117,967	1,744,185
Inter-banking borrowings	60,331	348,228	934,144	206,811	―	―	1,549,514
Long-term debt (*)	178,310	190,329	576,309	2,091,841	2,081,579	5,017,172	10,135,540
Other liabilities	142,010	292	17,529	727	167	―	160,725
Total liabilities	18,196,867	2,558,537	3,801,435	2,834,588	2,400,123	6,135,560	35,927,110

(*)	Amounts shown here are different from those reported in the liabilities report which is part of the liquidity analysis, due to differences in the treatment of mortgage bonds issued by the Bank in both reports.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

42.	Risk Management, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

Price Risk Sensitivity Analysis

The Bank uses stress tests as the main sensitivity analysis tool for Price Risk. The analysis is implemented for the Trading Book and the Accrual Book separately. The Bank has adopted this tool as it is considered more useful than fluctuations in business as usual scenario, such as VaR or EaR, given that:

(i)	The financial crisis show market factors fluctuations that are materially larger than those used in the VaR with 99% of confidence level or EaR with 99% of confidence level.

(ii)	The financial crisis also show that correlations between these fluctuations are materially different from those used in the VaR computation, since a crisis precisely indicates severe disconnections between the behaviors of market factors fluctuations respect to the patterns observed under normal conditions.

(iii)	Trading liquidity dramatically diminishes during financial distress and especially in emerging markets. Therefore, the overnight VaR number might not be representative of the loss for trading portfolios in such environment since closing exposures period may exceed one business day. This may also happen when calculating EaR, even considering three months as the closing period.

The impacts are determined by mathematical simulations of fluctuations in the values of market factors, and also, estimating the changes of the economic and / or accounting value of the financial positions.

In order to comply with IFRS 7.40, the following exercise was included illustrating an estimation of the impact of extreme but reasonable fluctuations of interest rates, swaps yields, FX rates and exchange volatility, which are used for valuing Trading and Accrual portfolios. Given that the Bank’s portfolio includes positions denominated in nominal and real interest rates, these fluctuations must be aligned with extreme but realistic Chilean inflation changes forecasts.

The exercise is implemented in a simple way: Trading portfolios impacts are estimated by multiplying the sensitivities by the fluctuations obtained as the results of mathematical simulations over a two-week time horizon and using the maximum historical volatility of the last fifteen years in each of the market factors; Accrual portfolios impacts are estimated by multiplying cumulative gaps by forward interest rates fluctuations modeled over a three-month time horizon and using the maximum historical volatility of interest fluctuations but limited by maximum fluctuations and / or levels observed during the last fifteen years. It is relevant to note that the methodology might ignore some portion of the interest rates convexity, since it is not captured properly when large fluctuations are modeled. In any case, given the magnitude of the changes, the methodology may be reasonable enough for the purposes and scope of the analysis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

42.	Risk Management, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

The following table illustrates the fluctuations resulting from the main market factors in the maximum stress test exercise, or more adverse, for the Trading Book.

The directions or signs of these fluctuations are those that correspond to those that generate the most adverse impact at the aggregate level.

Average Fluctuations of Market Factors for Maximum Stress Scenario Trading Book
	CLP Derivatives (bps)	CLP Bonds (bps)	CLF Derivatives (bps)	CLF Bonds (bps)	USD Offshore Libor Derivatives (bps)	Spread USD On/Off Derivatives (bps)
Less than 1 year	103	47	163	108	-62	-9
Greater than 1 year	38	69	92	123	-73	-2

bps = basis points

The worst impact on the Bank’s Trading Book as of December 31, 2019, as a result of the simulation process described above, is as follows:

Most Adverse Stress Scenario P&L Impact Trading Book (MCh$)
CLP Interest Rate		(4,968)
Derivatives	(3,006)
Debt instruments	(1,962)
CLF Interest Rate		(8,694)
Derivatives	(2,600)
Debt instruments	(6,094)
Interest rate USD offshore		(1,963)
Domestic/offshore interest rate spread USD		(50)
Total Interest rates		(15,675)
Total FX		(16)
Total FX Options		224
Total		(15,467)

The modeled scenario would generate losses in the Trading Book for approximately MCh$15,500. In any case, such fluctuations would not result in material losses compared to Basic Capital (Tier-1) or to the P&L estimate for the next 12-months.

The impact on the Accrual Book for the next 12 months as of December 31, 2019, which does not necessarily mean a net loss / gain but a greater/lower net income from funds generation (resulting net interest rate generation), is illustrated below:

Most Adverse Stress Scenario 12-Month Revenue Accrual Book (MCh$)
Impact by Base Interest Rate shocks	(164,322)
Impact due to Spreads Shocks	(67)
Higher / (Lower) Net revenues	(164,389)

The main negative impact on the Trading Book would occur as a result of a drastic increase in local interest rates. The lowest potential income in the next 12 months in the Accrual Book would occur in a scenario of sharp fall in inflation. In any case, the impacts would be less than the annual budgeted profits of the Bank.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

42.	Risk Management, continued:

(4)	Capital Requirements and Capital Management:

The main objectives of the Bank’s capital management are to ensure compliance with regulatory requirements, maintain a solid credit rating and sound capital ratios. During 2019, the Bank has successfully met the required capital requirements.

As part of its Capital Management Policy, the Bank has established capital adequacy alerts, which are stricter than those required by the regulator, which are monitored on a monthly basis. During 2019, none of the internal alerts defined in the Capital Management Policy were activated.

The Bank manages capital by making adjustments in light of changes in economic conditions and the risk characteristics of its business. For this purpose, the Bank may modify the amount of dividend payments to its shareholders or issue equity instruments. The capital adequacy of the Bank is monitored using, among other measures, the indexes and rules established by the CMF.

Regulatory Capital

According to the Chilean General Banking Law, Banks must maintain a minimum ratio of 8%, net of required provisions, as a result of dividing the Equity by the sum of the Consolidated Weighted Assets by Risk. In addition, banks must maintain a minimum ratio of Basic Capital to Total Consolidated Assets of 3%, net of required provisions. As a result of the merger of Banco de Chile with Citibank Chile in 2008, the CMF established that the institution was obliged to maintain the first reason Less than 10%. In this way, the regulatory body ratified the validity of the minimum of 10% that it had already set in December 2001 by authorizing the merger by absorption of Banco Edwards into Banco de Chile.

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

Assets are weighted according to the risk categories, which are assigned a risk percentage that would reflect the amount of capital needed to support each of those assets. There are 5 risk categories (0%, 10%, 20%, 60% and 100%). For example, cash, deposits in other banks and financial instruments issued by the Central Bank of Chile have 0% risk, which means that, according to current standards, no capital is required to back these assets. Properties and equipment have a 100% risk, which means that they must have a minimum capital equivalent to 8% of the amount of these assets and in the case of the Bank of Chile 10%.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

42.	Risk Management, continued:

(4)	Capital Requirements and Capital Management, continued:

All derivative instruments traded outside of stock exchanges are considered in the determination of risk assets with a conversion factor over the notional values, thus obtaining the amount of exposure to credit risk (or “credit equivalent”). The contingent credits out of balance are also considered by a “credit equivalent”, for their weighting.

The risk-weighted assets and TIER 1 and TIER 2 Capital, as of December 31, 2019 and 2018 are the following:

	Consolidated assets		Risk-weighted assets
	2018	2019	2018	2019
	MCh$	MCh$	MCh$	MCh$
Balance sheet assets (net of provisions)
Cash and due from banks	880,081	2,392,166	13,084	38,250
Transactions in the course of collection	289,194	331,420	186,536	167,781
Financial Assets held-for-trading	1,745,366	1,872,355	134,412	462,177
Investment under resale agreements	97,289	142,329	97,289	142,329
Derivative instruments (*)	1,310,262	1,555,749	916,798	1,124,730
Loans and advances to banks	1,494,384	1,140,081	313,524	389,417
Loans to Customers at amortized cost	27,341,254	29,384,039	24,102,808	25,668,329
Financial assets at fair value through OCI	1,053,191	1,366,343	356,568	323,160
Financial assets held to maturity	―	―	―	―
Investments in other companies	42,252	48,442	44,561	50,758
Intangible assets	85,471	91,717	52,061	58,307
Property and equipment	215,872	220,262	215,872	220,262
Leased assets	―	150,665	―	150,665
Investment properties	13,938	13,190	―	―
Current tax assets	677	357	68	36
Deferred tax assets	176,823	231,293	27,792	32,095
Other assets	651,691	843,000	673,380	862,968
Subtotal	35,397,745	39,783,408	27,134,753	29,691,264

Off-balance-sheet assets
Contingent loans	4,266,821	4,365,922	2,559,197	2,616,074
Total	39,664,566	44,149,330	29,693,950	32,307,338

(*)	Financial derivative contracts are presented as an equivalent credit risk for the purposes of calculating consolidated assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

42.	Risk Management, continued:

(4)	Capital Requirements and Capital Management, continued:

The amounts and ratios determined for the limit of basic capital and effective equity as of December 2018 and 2019 are:

	As of December 31,
	2018	2019
	MCh$	MCh$

Basic capital (*) (**)	3,304,152	3,528,222
Effective equity	4,129,999	4,569,090
Total consolidated assets (**)	39,989,595	44,408,789
Total consolidated assets weighted by credit risk	29,693,950	32,307,338

(*)	The Basic Capital corresponds to the equity of the owners of the Bank in the Consolidated Statement of Financial Position.
(**)	The total consolidated assets is presented in accordance with Chilean Generally Accepted Accounting Principles as issued by the Chilean Commission for Financial Market (“CMF”). As a result, it is not directly comparable with this Consolidated Statement of Financial Position.

These ratios as of December 31, 2018 and 2019 were:

	Ratio
	As of December 31,
	2018	2019
	%	%

Basic capital / consolidated assets	8.26	7.94
Effective equity / consolidated assets weighted by risk	13.91	14.14

During 2019, the CMF began the regulatory process for the implementation of the Basel III standards in Chile, in accordance with the established in Law No. 21,130, which modernizes the Banking Legislation. At the date of issuance of these Financial Statements, various regulatory proposals have been published in order to receive comments to systematically identify important banks, methodologies for determining assets weighted by credit and operational risk, and calculations of regulatory capital and additional basic capital requirements. The issuance period for all the regulations necessary to implement Basel III will extend to December 1, 2020.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

43.	New Accounting Pronouncements:

The following is a summary of new standards, interpretations and improvements to the International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) that are not yet effective as of December 31, 2019:

Conceptual Framework.

On March 29, 2018, the IASB issued a “Reviewed” Conceptual Framework. Changes to the Conceptual Framework may affect the application of IFRS when no rule applies to a particular transaction or event.

The Conceptual Framework introduces mainly the following improvements:

-	It incorporates some new concepts of measurement, presentation and disclosure and derecognition of assets and liabilities in the Financial Statements.

-	Provides updated definitions of assets, liabilities and includes criteria for the recognition of assets and liabilities in the financial statements.

-	Clarifies some important concepts such as background on form, prudential criteria and measurement of uncertainty.

The Conceptual Framework enters into force for periods beginning on January 1, 2020. Early adoption is permitted.

IAS 1 – Presentation of Financial Statements and IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors. Definition of materiality or relative importance.

The IASB issued changes to IAS 1, Presentation of Financial Statements, and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, to clarify the definition of materiality and align these standards with the Revised Conceptual Framework issued in March 2018, to facilitate companies to make materiality judgments.

Under the old definition, omissions or misrepresentations of elements are important if they could, individually or collectively, influence the economic decisions that users make on the basis of financial statements (IAS 1 Presentation of Financial Statements).

The new definition states that information is material if the omission, distortion or concealment of the information can reasonably be expected to influence decisions that primary users of financial statements of general purpose make on the basis of those financial statements, which provide financial information about a specific reporting entity.

The date of application of these amendments is January 1, 2020. Early application is allowed.

This amendment has no impact on the Consolidated Financial Statements of Banco de Chile and its subsidiaries.

IFRS 9 – Financial Instruments, IFRS 7 – Financial Instruments: Disclosures and IAS 39 – Financial Instruments: Recognition and Measurement. Interest rate benchmark reform.

In October 2017, the IASB published amendments to IFRS 9 Financial Instruments and IAS 28 Investments In September 2019, the IASB issued amendments to IFRS 9, IFRS 7 and IAS 39, as a result of the IBOR (Interbank Offered Rate) reform, which results in the replacement of existing reference interest rates, by alternative interest rates.

The amendments provide temporary application exceptions that allow hedge accounting to continue during the uncertainty period, which is the period prior to the replacement of existing reference interest rates.

The date of application of these amendments is from January 1, 2020. Early application is allowed.

This amendment had no impact on the Consolidated Financial Statements of Banco de Chile and its subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Subsequent Events:

a)	On January 20, 2020, the subsidiary Banchile Administradora General de Fondos S.A. informed that during the Ordinary Session held that day, the Board of Directors appointed Mr. José Luis Vizcarra Villalobos as director, replacing Mr. Joaquín Contardo Silva, who presented resignation to the director position.

b)	On January 30, 2020, the Board of Directors of Banco de Chile agreed to convene an Ordinary Shareholders Meeting on March 26, 2020 in order to propose, among other matters, the following distribution of profits for the year ended on December 31, 2019:

i.	Deduct and withhold from the net income of the year, an amount equivalent to the effect of inflation of the paid capital and reserves according to the variation of the Consumer Price Index that occurred between November 2018 and November 2019, amounting to Ch$92,239,840,420, which will be added to retained earnings from previous periods.

ii.	From the resulting balance, distribute in the form of a dividend 70% of the remaining liquid profit, corresponding to a dividend of Ch$3.47008338564 to each of the 101,017,081,114 shares of the Bank, retaining the remaining 30%.

Consequently, the distribution as a dividend that will be proposed will amount to 59.1% of the profits for the year ended December 31, 2019.

c)	On February 21, 2020, in accordance with the disposed in the articles 19 and the following of Law No. 19,913, the Financial Analysis Unit imposed a written admonishment and a fine amounting to UF 800 to Banco de Chile, for not having promptly reported suspicious transactions in accordance with the disposed under numeral 1 of Chapter I of the UAF Circular No. 49 of 2012.

d)	On March 12, 2020, in the Ordinary session No. 2,918, the Board of Directors of Banco de Chile agreed to establish a provision for minimum dividends of the net distributable profit that results from reducing or adding to the net income of the corresponding period, the value effect of the monetary unit of paid capital and reserves, as a result of any change in the Consumer Price Index (CPI) between the month prior to the current month and the month of November of the previous year. It was also agreed to maintain the monthly provision at 60% of the income balance thus calculated.

e)	On March 26, 2020, at the Bank’s Ordinary Shareholders’ Meeting, our shareholders approved the distribution of the dividend No. 208 of $3.47008338564 per share, to be charged to the income obtained during the fiscal year 2019.

Additionally, the shareholders proceeded to the complete renewal of the Board of Directors, due to the end of the legal and statutory three-year term with respect to the Board of Directors that has ceased in its functions.

After the corresponding voting at the aforesaid meeting, the following persons were appointed as the Bank’s Directors for a new three-year term:

Directors:	Hernán Büchi Buc
Andrés Ergas Heymann
	Alfredo Cutiel Ergas Segal	(Independent)
	Jaime Estévez Valencia	(Independent)
Julio Santiago Figueroa
Pablo Granito Lavín
Álvaro Jaramillo Escallon
Samuel Libnic
Andrónico Luksic Craig
Jean Paul Luksic Fontbona
Francisco Pérez Mackenna
First Alternate Director:	Paul Fürst Gwinner	(Independent)
Second Alternate Director:	Sandra Marta Guazzotti

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Subsequent Events, continued:

Moreover, on March 26, 2020, in its Ordinary Session No. BCH 2,919, the Board of Directors of the Bank agreed to the following officer nominations and appointments:

Chairman:	Pablo Granifo Lavín
Vice Chairman:	Andrónico Luksic Craig
Vice Chairman:	Julio Santiago Figueroa

f)	On April 20, 2020, the subsidiary Banchile Administradora General de Fondos S.A. reported that in Ordinary Session held that day, the Board of Directors was given notice of and accepted the resignation presented by Mr. Francisco Javier Brancoli Bravo of his position as Director of the Company. On the occasion of the aforementioned resignation, the Board of Directors agreed to appoint Mr. Paul Javier Fürst Gwinner as the new Director.

g)	In early March 2020, the World Health Organization recognized the novel strain of coronavirus, known as COVID-19, as a pandemic that is severely affecting almost all countries worldwide. The global spread of this disease has forced authorities to take drastic sanitary and financial measures to contain and mitigate its effects on global health and economic activity.

Locally, the Chilean Government has taken various health-related measures to avoid mass contagion. Further, the Chilean Government and the Central Bank have implemented a set of tax and financial measures aimed to mitigate COVID-19’s impact on the economy, and to ensure the proper functioning of the financial system, including, among others, the postponement by a year of certain measures related to the implementation of Basel III in Chile.

Within this context, our Bank has carried out several measures to support and provide liquidity to our clients, along with executing contingency plans that (i) ensure the operational continuity of our services, (ii) safeguard the health of clients and employees, including the temporary closure of some branches, among other measures, and (iii) strengthen our remote channels and the implementation of telecommuting for a large group of our employees.

While the actual impact of the COVID-19 pandemic on our operating results remains uncertain and difficult to predict, it is possible to anticipate that factors such as: (i) economic contraction, (ii) low interest rates for a long period of time, (iii) deflationary pressures owed to lowered domestic demand, (iv) increased unemployment, (v) total or partial lockdowns affecting commercial activities, and (vi) mobility restrictions including curfews or quarantines; will have an adverse effect on our operating revenues, loan loss provisions and operating expenses. Based on these factors, we expect COVID-19 to negatively impact our results of operations during 2020 in an amount that could be significant, although it is not possible to predict yet.

In Management’s opinion, there are no other significant subsequent events that affect or could affect the Consolidated Financial Statements of the Bank and its subsidiaries between December 31, 2019 and the date of issuance of these Consolidated Financial Statements.

Item 19	Exhibits

LIST OF EXHIBITS

Exhibit No.	Exhibit
1.1	Estatutos of Banco de Chile, which serve as our articles of incorporation and bylaws (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2018, and incorporated herein by reference).
2.1	Form of Deposit agreement among Banco de Chile, JPMorgan Chase Bank as depositary, and the holders from time to time of ADSs (incorporated by reference to our registration statement on Form F-4 (File No. 333-14020) filed on October 18, 2001).
2.2	Amendment No. 1, dated February 1, 2011, to the Deposit Agreement among Banco de Chile, JPMorgan Chase Bank, N.A. as depositary and holders from time to time of ADSs (incorporated by reference to our registration statement on Form F-6 (Registration No. 333-171999) filed on February 1, 2011).
2.3	Amendment No. 2, dated October 23, 2018, to the Deposit Agreement among Banco de Chile, JPMorgan Chase Bank, N.A. as depositary and holders from time to time of ADSs (incorporated by reference to our registration statement on Form F-6 (Registration No. 333-171999) filed on October 23, 2018).
4.1	Master Joint Venture Agreement between Quiñenco S.A., Citigroup, Inc. and Citibank Overseas Investment Corporation, dated July 19, 2007 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2007, and incorporated herein by reference).
4.2	Shareholders Agreement between Quiñenco, S.A., Citigroup Chile S.A. and the minority shareholders of LQIF, dated December 27, 2007 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2007, and incorporated herein by reference).
4.3	Amendment to the Master Joint Venture Agreement between Quiñenco S.A., Citigroup, Inc. and Citibank Overseas Investment Corporation, dated December 19, 2008 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2008, and incorporated herein by reference).
4.4	Amendment to the Shareholders Agreement between Quiñenco, S.A., Citigroup Chile S.A. and the minority shareholders of LQIF, dated January 9, 2014 (English translation) (filed as an exhibit to our current report on Form 6-K dated January 14, 2014, and incorporated herein by reference).
4.5	Amendment to the Master Joint Venture Agreement between Quiñenco S.A., Citigroup, Inc. and Citibank Overseas Investment Corporation, dated January 9, 2014 (English translation) (filed as an exhibit to our current report on Form 6-K dated January 14, 2014, and incorporated herein by reference).
4.6	Merger Agreement between Banco de Chile and Citibank Chile, dated December 26, 2007 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2007, and incorporated herein by reference).
4.7	Cooperation Agreement between Banco de Chile and Citigroup Inc., dated October 22, 2015 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2015, and incorporated herein by reference).
4.8	Global Connectivity Agreement between Banco de Chile and Citigroup Inc., dated October 22, 2015 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2015, and incorporated herein by reference).
4.9	Asset Purchase Agreement between Banco de Chile and Citibank, N.A., dated December 31, 2007 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2007, and incorporated herein by reference).
4.10*	Amended and Restated Trademark License Agreement between Banco de Chile and Citigroup Inc., dated November 29, 2019.
4.11*	Amended and Restated Master Services Agreement between Banco de Chile and Citigroup Inc., dated November 29, 2019.
4.12	Extension No. 1 to Cooperation Agreement between Banco de Chile and Citigroup Inc., dated August 24, 2017 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2017, and incorporated herein by reference).
4.13*	Second Extension to the Cooperation Agreement between Banco de Chile and Citigroup Inc., dated November 29, 2019 (English translation).
8.1*	List of subsidiaries.
11.1	Code of Professional Ethics (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001 15266) for the year ended December 31, 2018, and incorporated herein by reference).
12.1*	Certification under Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification under Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification under Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS*	XBRL Instance Document.
101.SCH*	XBRL Taxonomy Extension Schema Document.
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Filed herewith.

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

Date: April 29, 2020

BANCO DE CHILE

	By	/s/ Eduardo Ebensperger O.
		Name:	Eduardo Ebensperger O.
		Title:	Chief Executive Officer