Form 20-F
period 2020-12-31
BANK OF CHILE
filed 2021-04-30
CIK 1161125

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from          to

Commission file number 001-15266

Banco de Chile
(Exact name of Registrant as specified in its charter)

Bank of Chile
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)

Banco de Chile
Paseo Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Rolando Arias Sánchez (rarias@bancochile.cl) (562)-2653-3535 Paseo Ahumada 251 Santiago, Chile
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing 200 shares of common stock, without nominal (par) value (“ADSs”)	BCH	New York Stock Exchange
Shares of common stock, without nominal (par) value		New York Stock Exchange (for listing purposes only)

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes ☐ No

i

SUMMARY OF RISK FACTORS

An investment in our ADSs is subject to a number of risks, including risks relating to the nature of our business as a financial institution in Chile. The following list summarizes some, but not all, of these risks. Please read the information in the section entitled “Risk Factors” for a more thorough description of these and other risks.

Risks Relating to our Operations and the Chilean Banking Industry

●	The growth of our loan portfolio in riskier segments may expose us to increased loan losses and require us to establish higher levels of allowances for loan losses in the future.

●	Our loan portfolio may not continue to grow at the same or similar rates as it has in the past as a result of changes in macroeconomic trends and reforms to banking and non-banking rules, including those in response to the COVID-19 pandemic, which have threatened both the industry’s growth and banking penetration rate, leading to a slowdown in investment spending (capital expenditures) and deteriorated consumer confidence and business sentiment.

●	Restrictions imposed by regulations, particularly with regards to capital adequacy, liquidity, credit risk provisioning, consumer protection, bankruptcy and taxation may constrain our operations and thereby adversely affect our financial condition and results.

●	The Chilean market for financial services is highly competitive. We compete with Chilean and foreign banks, and with other providers of financial services that are not part of the banking industry. Accordingly, competition within this market is increasing as banks and other non-banking competitors are continuously incorporating new and tailored products and services, while striving to improve service quality and to accelerate digital transformation. These dynamics may adversely impact our results of operations as they may translate into higher interest rates paid on deposits and lower interest rates earned on loans, resulting in decreased net interest margins.

●	Our results of our operations depend greatly on our net interest income. As a result, our results of our operations are affected by interest rate volatility and inflation. Changes in nominal interest rates and inflation could affect the interest rates earned on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities, resulting in net income reduction. Inflation and interest rates are sensitive to several factors beyond our control, including the Central Bank’s monetary policy, deregulation of the Chilean financial sector, local and international economic developments and political conditions, among other factors.

●	The preparation of our financial statements requires management to make judgments and estimates that affect the amounts of assets, liabilities, income and expenses reported in our financial statements. Estimates and assumptions are based on historical experience, expert judgment and other factors, including expectations of future developments under certain alternative scenarios. Although assumptions and estimates are evaluated and revised on a continuous basis, we cannot rule out that projected scenarios could dramatically change in the short term, causing a severe impact on fundamentals and estimates, which could have a material impact on our results of operations and financial position.

●	Operational problems, fraud, errors, criminal events or terrorism may have a material adverse impact on our business, financial condition and results of operations.

●	Cybersecurity events or interruptions could negatively affect our reputation or results of operations and may result in litigation.

●	Our current credit ratings determine the cost and the terms upon which we are able to obtain funding in the ordinary course of business. Rating agencies regularly evaluate us by taking into account diverse factors, including our financial strength, the business environment and the economic backdrop in which we operate. Thus, any downgrade in Chile’s or our credit rating could increase our cost of funding, affecting our interest margins, results of operations and profitability.

Risks Relating to our American Depositary Shares (“ADSs”)

●	Our principal shareholders are in a position to elect a majority of the members of our board of directors and control all matters decided by a shareholder vote, including the approval of fundamental corporate transactions. Therefore, they may have interests that differ from those of our other shareholders and their significant share ownership may have an adverse effect on the future market price of our ADSs and shares.

●	There may be a lack of liquidity and a limited market for our shares and ADSs, which could increase the volatility of the price of our ADSs.

●	ADS holders may exercise voting rights associated with common stock only in accordance with the deposit agreement governing our ADSs. Accordingly, ADS holders will face practical limitations when exercising their voting rights because ADS holders must first receive a notice of a shareholders’ meeting from the Depositary and may then exercise their voting rights by instructing the Depositary, on a timely basis, on how they wish to vote. In addition, although Chilean law requires that we grant preemptive rights to all of our shareholders (including holders of ADSs) whenever we issue new shares, such an offering may not be possible unless a registration statement under the Securities Act is effective with respect to such rights and shares, or an exemption from the registration requirements thereunder were available. As a result, ADS holders may be unable to exercise voting rights at shareholders’ meetings and preemptive rights.

●	COVID-19 or any other pandemic disease and health events will affect both the global and the Chilean economy, our business or results of operations and could affect our financial condition.

Risks Relating to Chile

●	Our core business and transactions are with customers doing business in Chile. Accordingly, our ability to grow our business volumes and results of operations, as well as enhance our financial condition, in general, depends on the dynamics of the Chilean economy and specific macroeconomic variables such as inflation, unemployment, interest rates, consumption and investment. If the Chilean economy stagnates or falls into recession, such an occurrence could have an adverse effect on our business growth and the business growth of the Chilean banking industry in general.

●	Currency fluctuations could adversely affect our results of operations, the value of our ADSs and any distributions on the ADSs.

●	Chile has corporate disclosure standards different from those you may be familiar with in the United States.

●	Chilean law may provide shareholders with fewer and less well-defined rights.

●	Our operations are highly dependent on the Chilean political and social environment, as most of our customers and borrowers do business in Chile. Thus, our results of operations, including asset quality and profitability, could be negatively impacted by unfavorable political and diplomatic developments, social instability or unrest, as well as dramatic changes in public policies, including expropriation, nationalization, international ownership legislation, interest rate caps and tax policy.

We are a party to collective bargaining agreements with various labor unions to which most of our employees belong. Disputes regarding the terms of these agreements, our potential inability to negotiate acceptable contracts with these unions, could result in strikes, work stoppages, or other slowdowns by the affected workers, among other things. In addition, recent and pending changes to Chilean labor and pension laws may increase costs. Therefore, reforms to labor and pension laws as well as labor strikes or slowdowns could adversely affect our results of operations.

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

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

●	changes in general economic, business, political or other conditions in Chile, or changes in general economic or business conditions in Latin America, the United States, Europe or Asia;

●	changes in capital markets in general that may affect policies or attitudes towards lending to Chile or Chilean companies;

●	increased costs;

●	increased competition and changes in competition or pricing environments, including the effect of new technological developments;

●	unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms;

●	natural disasters or pandemics, such as the novel coronavirus known as COVID-19 (“COVID-19”);

●	the effect of tax laws on our business; and

●	the factors discussed under “Item 3. Key Information—Risk Factors.”

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

Unless otherwise indicated, the financial information included in this annual report with respect to 2018, 2019 and 2020 has been derived from financial statements that have been prepared in accordance with IFRS. See Note 2(a) to our audited consolidated financial statements as of and for the year ended December 31, 2020 appearing elsewhere in this annual report. IFRS differs in certain significant respects from Chilean Generally Accepted Accounting Principles (the “Chilean GAAP”) as issued by the Superintendencia de Bancos e Instituciones Financieras de Chile (the “Superintendency of Banks and Financial Institutions” or “SBIF”). As a result, our financial information presented under IFRS is not directly comparable to any of our financial information presented under Chilean GAAP. Accordingly, readers should avoid such comparison.

In this annual report, references to “$,” “U.S.$,” “U.S. dollars” and “dollars” are to United States dollars, references to “pesos” or “Ch$” are to Chilean pesos (see Note 2(f)) to our audited consolidated financial statements as of and for the year ended December 31, 2020 appearing elsewhere in this annual report), and references to “UF” are to “Unidades de Fomento.” The UF is an inflation indexed Chilean monetary unit of account with a value in Chilean pesos that is linked to and adjusted daily to reflect changes in the Consumer Price Index (“CPI”) of the Instituto Nacional de Estadísticas (the “Chilean National Statistics Institute”). As of December 31, 2020 and April 23, 2021, one UF equaled Ch$29,070.33 and Ch$29,466.67, respectively.

This annual report contains translations of certain Chilean peso amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the Chilean peso amounts actually represent such U.S. dollar amounts, were converted from U.S. dollars at the rate indicated in our audited consolidated financial statements as of and for the year ended December 31, 2020 or could be converted into U.S. dollars at the rate indicated. Banco de Chile utilizes the exchange rate of accounting representation, or spot exchange rate, for such matters. This is also described in “Item 3. Key Information—Selected Financial Data—Exchange Rates.” Thus, unless otherwise indicated, the U.S. dollar amounts have been translated from Chilean pesos based on the exchange rate of accounting representation as of December 30, 2020 as determined by our Treasury on a daily basis, based on the average of the daily closing bid and offer rates reported by Bloomberg for the Santiago Stock Exchange. As of December 30, 2020 (the latest practicable date, as December 31, 2020 was a banking holiday in Chile) and April 23, 2021, the exchange rates of accounting representation were Ch$711.90 = U.S. $1.00 and Ch$712.05 = U.S.$1.00, respectively. As of the same dates, the observed exchange rates, as published by Banco Central de Chile (the “Central Bank”), were Ch$711.24 = U.S.$1.00 and Ch$705.41 = U.S.$1.00, respectively.

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

v

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

Given the phase-in period for the implementation of Basel III in Chile, the above definitions are still in effect and they will be applicable until November 30, 2021. From December 1, 2021 onwards, new definitions for Regulatory Capital, including Common Equity Tier 1, Additional Tier 1, and Tier 2 Capital, will go into effect. For more information, see “Item 3. Key Information—Risk Factors—Risks Relating to our Operations and the Chilean Banking Industry—Restrictions imposed by regulations may constrain our operations and thereby adversely affect our financial condition and results” and “Item 4. Information on the Company—Regulation and Supervision— Modifications to the General Banking Act.”

Certain figures included in this annual report and in our audited consolidated financial statements as of and for the year ended December 31, 2020 have been rounded for ease of presentation. Percentage figures included in this annual report have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this annual report may vary slightly from those obtained by performing the same calculations using the figures in our audited consolidated financial statements as of and for the year ended December 31, 2020. Certain other amounts that appear in this annual report may similarly not sum due to rounding.

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

SELECTED FINANCIAL DATA

The following tables present historical financial information about us as of the dates and for each of the periods indicated. The following tables should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements as of and for the year ended December 31, 2020 appearing elsewhere in this annual report. The financial information for the years ended December 31, 2018, 2019 and 2020 is presented under IFRS. For financial information for the years ended December 31, 2016 and 2017, respectively, please refer to “Item 3—Selected Financial Data” in our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC on April 29, 2020, which is hereby incorporated by reference solely for the purpose of the financial information for the years ended December 31, 2016 and 2017.

Our audited consolidated financial statements have been prepared in accordance with IFRS for the years ended December 31, 2018, 2019 and 2020.

	For the Year Ended December 31,
	2018		2019		2020		2020
	(in millions of Ch$, except share and per share data)						(in thousands of U.S.$)
IFRS:
CONSOLIDATED STATEMENT OF INCOME DATA
Interest revenue	Ch$	2,000,617	Ch$	2,113,548	Ch$	1,876,795	US$	2,636,318
Interest expense		(679,640)		(742,270)		(560,007)		(786,637)
Net interest income		1,320,977		1,371,278		1,316,788		1,849,681
Net fees and commissions income		359,955		457,302		445,968		626,448
Net financial operating income		117,142		113,437		(11,279)		(15,844)
Foreign exchange transactions, net		2,701		30,886		156,662		220,062
Other operating income		45,295		32,315		26,671		37,465
Provisions for loan losses		(249,771)		(331,601)		(547,106)		(768,515)
Total operating expenses		(839,708)		(902,250)		(877,752)		(1,232,971)
Income attributable to associates		6,811		6,039		(5,099)		(7,163)
Income before income taxes		763,402		777,406		504,853		709,163
Income taxes		(159,768)		(173,661)		(103,223)		(144,997)
Net income from continued operations, net of taxes	Ch$	603,634	Ch$	603,745	Ch$	401,630	US$	564,166
Net income from discontinued operations, net of taxes		—		—		—		—
Net income for the year	Ch$	603,634	Ch$	603,745	Ch$	401,630	US$	564,166
Attributable to:
Equity holders of the parent		603,633		603,744		401,629		564,165
Non-controlling interest		1		1		1		1
Earnings per share(2)		5.98		5.98		3.98		0.01
Earnings per ADS		1,195.11		1,195.33		795.17		1,116,97
Dividends per share(3)		3.76		3.53		3.47		0.00
Weighted average number of shares (in millions)		101,017.08		101,017.08		101,017.08

	For the Year Ended December 31,
	2019		2020		2020
	(in millions of Ch$, except share and per share data)				(in thousands of U.S.$)
IFRS:
CONSOLIDATED STATEMENT OF FINANCIAL POSITION DATA
Cash and due from banks	Ch$	2,392,166	Ch$	2,560,216	US$	3,596,314
Transactions in the course of collection		331,420		163,252		229,319
Financial assets held-for-trading		1,872,355		4,666,156		6,554,510
Cash collateral on securities borrowed and reverse repurchase agreements		142,329		76,407		107,328
Derivative instruments		2,786,215		2,618,004		3,677,488
Loans and advances to banks		1,140,081		2,939,198		4,128,667
Loans to customers, net		29,384,039		30,101,583		42,283,443
Financial assets available-for-sale		1,366,343		1,068,153		1,500,426
Investments in other companies		48,442		42,338		59,472
Intangible assets		91,717		94,111		132,197
Property and equipment		220,262		217,928		306,122
Leased assets		150,665		118,829		166,918
Investment properties		13,190		12,833		18,026
Current tax assets		357		22,949		32,236
Deferred tax assets, net		231,293		292,517		410,896
Other assets		843,000		556,486		781,691
Total assets		41,013,874		45,550,960		63,985,053
Current accounts and other demand deposits		11,326,133		15,167,229		21,305,280
Transactions in the course of payment		98,869		882,944		1,240,264
Cash collateral on securities lent and repurchase agreements		308,734		288,917		405,839
Saving accounts and time deposits		10,856,618		8,899,541		12,501,111
Derivative instruments		2,818,421		2,841,653		3,991,646
Borrowings from financial institutions		1,563,277		3,669,753		5,154,872
Debt issued		8,813,414		8,593,595		12,071,351
Other financial obligations		156,229		191,713		269,298
Lease liabilities		146,013		115,017		161,563
Currents tax liabilities		76,289		311		437
Deferred tax liabilities, net		—		—		—
Provisions		203,374		237,620		333,783
Employee benefits		109,075		111,243		156,262
Other liabilities		631,667		554,343		778,681
Total liabilities	Ch$	37,108,113	Ch$	41,553,879	US$	58,370,387
Total equity		3,905,761		3,997,081		5,614,666
Total liabilities and equity	Ch$	41,013,874	Ch$	45,550,960	US$	63,985,053

	As of December 31,
	2018	2019	2020
IFRS:
CONSOLIDATED RATIOS
Profitability and Performance
Net interest margin(4)	4.35%	4.13%	3.50%
Return on average total assets(5)	1.76	1.59	0.90
Return on average equity(6)	16.78	15.15	10.10
Capital
Average equity as a percentage of average total assets	10.51	10.48	8.93
Bank regulatory capital as a percentage of minimum regulatory capital	287.45	268.37	263.11
Ratio of liabilities to regulatory capital(7)	10.40	11.24	11.56
Credit Quality
Substandard loans as a percentage of total loans(8)	2.96	2.98	3.79
Allowances for loan losses as a percentage of substandard loans(8)	70.84	72.58	71.23
Provision for loan losses as a percentage of average loans	0.95	1.15	1.78
Allowances for loan losses as a percentage of total loans	2.10	2.16	2.70
Operating Ratios
Operating expenses/operating revenue	45.49	45.00	45.37
Operating expenses/average total assets	2.45	2.37	1.97

(1)	Translations of Chilean peso amounts into U.S. dollars are based on the exchange rate of accounting representation, or the spot exchange rate, which is determined on a daily basis by our Treasury, based on the average of the daily closing bid and offer rates reported by Bloomberg for the Santiago Stock Exchange. Thus, amounts stated in U.S. dollars as of and for the fiscal year ended December 31, 2020 have been translated from Chilean pesos based on the spot exchange rate of Ch$711.90 to U.S. $1.00 as of December 31, 2020.
(2)	Earnings per share data have been calculated by dividing net income by the weighted average number of shares outstanding during the year.
(3)	Dividends per share data are calculated by dividing the amount of the dividend paid during each year by the previous year’s number of shares outstanding.
(4)	Annualized net interest income divided by average interest earning assets. The average balances for interest earning assets, including interest and readjustments, have been calculated on the basis of our daily balances and on the basis of monthly balances for our subsidiaries. Net interest margin includes the interest earned on trading securities, which is accounted for under Other Income (Loss), Net.
(5)	Net income for the year divided by average total assets based on daily balances.
(6)	Net income for the year divided by average equity based on daily balances.
(7)	Total liabilities divided by bank regulatory capital.
(8)	See “Item 4. Information on the Company—Selected Statistical Information—Analysis of Substandard and Past Due Loans.”

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

The observed exchange rate on April 23, 2021 was Ch$705.41 = U.S.$1.00. As of the same date, the exchange rate of accounting representation, or spot exchange rate, was Ch$712.05 = U.S.$1.00.

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

We are also subject to market risks that are presented both in this subsection and in Note 42 to our audited consolidated financial statements as of and for the year ended December 31, 2020 appearing elsewhere in this annual report.

Risks Relating to our Operations and the Chilean Banking Industry

The growth of our loan portfolio in riskier segments may expose us to increased loan losses.

During the last five years, our total loan portfolio has grown at a compounded average growth rate (“CAGR”) of 4.7% per year. This expansion has been primarily fostered by growth in both residential mortgage (7.9% per year on average) and commercial loans (4.1% per year on average), and, to a lesser extent, by an expansion in consumer loans (1.1% per year on average). The growth in our loan book has been aligned with our mid-term strategic goals, which aim to diversify our business model by optimizing our risk-return relationship in order to maintain profitable growth. In 2020, however, as a result of the prevailing macroeconomic conditions due to the spread of COVID-19, loan growth was severely affected by lower demand for loans, higher unemployment and significant uncertainties regarding the economic outlook in Chile, resulting in a significant decrease in consumer loans granted to individuals and constrained growth in commercial loans for companies. Notwithstanding these recent trends, we recognize that the expansion experienced by our retail banking segment over the last years may expose us to higher levels of charge-offs and may require us to establish higher levels of allowances for loan losses in the future. This is due to the fact that the average retail customer is riskier than large companies and corporations, since they are more exposed to the economic cycle than wholesale customers as evidenced during the downturn caused by the COVID-19 pandemic. For example, individuals are impacted by economic factors such as employment and SMEs are impacted by economic conditions affecting domestic demand. For this reason, we are constantly striving to develop and utilize improved scoring and approval models, while strengthening our collection procedures in order to mitigate the risks associated with this business growth. For the year ended December 31, 2020, our loan portfolio was Ch$30,937,690 million, which represented a 3.0% annual increase as compared to the Ch$30,033,272 million we recorded as of December 31, 2019. Our allowances for loans losses increased 28.8% from Ch$649,233 million in 2019 to Ch$836,107 million in 2020, mainly attributable to a surge in expected credit losses associated with the economic contraction caused by the COVID-19 pandemic during 2020, which deteriorated the risk profiles of individuals, SMEs, middle market companies and, to a lesser extent, large companies and corporations. From the individuals’ point of view, the COVID-19 pandemic significantly reduced disposable income, based on a sudden surge of unemployment, mobility restrictions for self-employed people and longstanding lockdowns that restricted the possibility to apply for new jobs, all of which undermined payment capacity. In the case of companies, the sharp decrease in commercial activity, lockdowns and additional costs associated with sanitary measures, reduced cash flows in the short-term, which consequently deteriorated their short-term financial condition. This trend also translated into high probabilities of default and higher credit risk allowances. As a result, our risk-index ratio (allowances for loan losses to total loans) increased from 2.16% in 2019 to 2.70% in 2020.

Our loan portfolio may not continue to grow at the same or similar rates as it has in the past.

Double-digit loan growth during the decade ending in 2013, particularly fostered by increased banking penetration of (i) lower and middle income segments and (ii) small and medium-sized companies resulted in a marked expansion in consumer, mortgage and commercial loans in the Chilean banking industry. However, the deceleration of the local economy from 2013 to 2017 and the introduction of diverse reforms on general matters, including both banking and non-banking rules, have threatened both the industry’s pace of growth and banking penetration rate, leading to a slowdown in investment spending (capital expenditures) and deteriorated consumer confidence and business sentiment, as evidenced by the indices (Indice de Percepción Económica de los Consumidores (“IPEC”) and Indice Mensual de Confianza Empresarial (“IMCE”)) used by the Central Bank. This trend seemed to shift by the end of 2018, reflected by an economic recovery produced by a rebound in investment spending and GDP growth of 3.9%. This supported a stronger demand for commercial loans and an 11.9% annual growth of total loan balances managed by the Chilean banking industry as a whole. In 2019, however, GDP recorded a moderate annual expansion of 1.1%, highly influenced by the effect of the social unrest in Chile on October 18, 2019. Despite this subdued performance, the loan portfolio managed by the banking industry increased by 10.0% in nominal terms in 2019, mainly explained by a decoupled behavior of mortgage loans, evidenced by sustained growth of 11.2% over the course of the year.

During 2020, the global health emergency derived from the COVID-19 pandemic resulted in a deteriorated macroeconomic scenario in Chile, as depicted by a 5.8% GDP contraction and a surge in unemployment rate from 7.3% in December 2019 to 10.3% in December 2020. These figures were undoubtedly influenced by long-lasting lockdowns and other measures taken by the Chilean health authority in order to reduce mobility and social interaction across the country, which eventually led to many economic sectors (such as tourism, construction, retail and restaurants, among others) to cease or reduce their operations for months. In this environment, the loan portfolio managed by the banking industry grew at a moderate annual rate of 2.4% in nominal terms (excluding operations of subsidiaries abroad). This figure was primarily influenced by residential mortgage loans, which continued to be decoupled from economic dynamics backed by unprecedented low interest rates. To a lesser extent, the governmental support program aimed at promoting lending for companies by guaranteeing working capital loans for SMEs and middle market companies, translated into a boost in commercial loans balances during the period. Still, consumer loans were substantially affected by the deteriorated macroeconomic scenario during the first three quarters of the year, as evidenced by the drop in household spending and lower payment capacity until an improvement in individuals’ financial stability was seen by the end of the third quarter, as a result of a fiscal aid package that translated into direct money transfers, the monetary actions taken by the Central Bank in order to ensure liquidity in the local market, and also the two consecutive withdrawals from pension funds approved by the Chilean Congress.

Despite the recovery in the second half of the year, as shown by the year-end 2020 figures, many factors could adversely affect the growth rate of the industry and, therefore, the expansion of our loan portfolio including, but not limited to: (i) a slowdown or negative GDP growth, (ii) changes in household or investment spending, (iii) changes in banking customers’ behavior, and (iv) any effect related to social trends, social unrest, pandemics or any event affecting the growth potential of the Chilean economy. Similarly, this could affect our credit quality indicators causing us to establish higher allowances for loan losses. For more information, see “Item 4. Information on the Company—Regulation and Supervision” and “Item 4. Information on the Company—Selected Statistical Information.”

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

On October 3, 2018, the Chilean Congress passed modifications to the General Banking Act in diverse topics, including the adoption of Basel III guidelines for the Chilean banking industry. These modifications were enacted in Law No. 21,130 on December 27, 2018 and subsequently published on January 12, 2019. This law addresses four main topics aimed at modernizing the Chilean banking framework by means of:

(i)	Adopting the Basel III Guidelines, considering a phased-in transition from Basel I to be completed four years after the new specific banking framework is issued by the regulator. In light of the COVID-19 outbreak in Chile, on March 30, 2020 the CMF announced the introduction of certain modifications to the Basel III initial implementation schedule. In summary, the CMF decided to postpone the beginning of Basel III requirements associated with risk-weighted assets from December 2020 to December 2021. Similarly, the phase-in periods for systemic and conservation buffers, were delayed by one year, now starting in December 2021. However, the systemic buffer will start at zero in December 2021, which could gradually increase overtime. Also, regulatory capital adjustments were postponed one year, now starting in December 2022. Given the changes made to the original schedule, no additional capital requirements will be imposed on local banks before December 2021. For more information, see “Item 5. Operating and Financial Review and Prospects—Operating Results—Impacts of COVID-19 in 2020.”

(ii)	Introducing changes to the local regulator’s corporate governance, such that all the powers currently vested in the former regulator (SBIF) were transferred to the CMF. The former SBIF merged into the CMF in June 2019.

(iii)	Reforming the resolution regime for Chilean banks in the case of insolvency.

(iv)	Introducing changes in relation to confidential information of banks’ customers, among others topics.

Following the phase-in period set by the law, the former SBIF merged into the CMF in June 2019.

Since May 2019, the CMF began the publication for comment in respect of their rule-making on a diverse and wide array of topics associated with Basel III. By December 2020, 11 out of 12 final rules had been issued by the CMF. There is only one piece of regulation pending of issuance, which is the specific ruling associated with limits to large or single exposures (Article N°83 of General Banking Act). The Chilean regulator has not informed us as to when it would be available for banks. Also, the methodology to activate or deactivate the countercyclical buffer, to be defined by the Central Bank and monitored by the CMF, is still pending of issuance.

The rules already in place are: (i) the guidelines for calculation and composition of regulatory capital, (ii) conditions for the issuance of financial instruments representing additional Tier 1 capital, (iii) conditions for the issuance of financial instruments representing Tier 2 capital, (iv) a framework for determination of credit risk-weighted assets for banks under both a standardized methodology and internal models, (v) a standardized framework for determining market risk-weighted assets for the trading book, (vi) a standardized methodology for determining operational risk-weighted assets, (vii) additional common equity Tier 1 capital requirements, including both a conservation buffer and a countercyclical buffer, (viii) a methodology for determining systemically important banks or groups of banks and additional requirements for these types of banks, (ix) a framework for the calculation of leverage ratio, (x) the Pillar 2 framework for the regulatory review process, and (xi) Pillar 3 disclosure requirements.

●	Regarding capital requirements, the new regulatory thresholds banks will have to comply with were defined, as follows:

➢	Common Equity Tier 1 (“CET1”) above 4.5% of risk-weighted assets;

➢	Tier 1 = Common Equity Tier 1 + Additional Tier 1 (“AT1”) above 6.0% of risk-weighted assets;

➢	Tier 1 + Tier 2 above 8.0% of risk-weighted assets;

➢	Conservation Buffer of 2.5% of risk-weighted assets;

➢	Potential Countercyclical Buffer of up to 2.5% of risk-weighted assets;

➢	Potential Systemically-Important Banks (D-SIB) Buffer in the range of 1.0% to 3.5% of risk-weighted assets;

➢	Potential Pillar 2 Buffer of up to 4.0% of risk-weighted assets.

For more detailed information on each specific regulation and capital thresholds, see “Item 4. Information on the Company—Regulation and Supervision—Modifications to the General Banking Act.”

Our capital adequacy ratios under the previous and new regulatory frameworks, as of December 2020, are as follows:

Ratio	Basel I	Basel III
Leverage Ratio	7.64%	7.80%
CET1 Ratio	12.19	12.32
Tier 1 Ratio	12.19	13.82
Total Capital Ratio	15.96%	16.16%

On March 31, 2021 the CMF announced that based on the information provided by local banks for the year ended December 31, 2020, there are six domestic systemically important banks, including us, which will be subject to systemic buffers. However, as of the date of this annual report we have not received any notice regarding the buffer that will apply to us. As a result, since we have no absolute certainty regarding the limits that will be finally imposed by the CMF to the banking industry, and on us in particular in terms of potential capital buffers, we cannot assure you that our profitability will not be impacted by actions we may take in order to fulfill new regulatory thresholds. For more information, see “Item 4. Information on the Company—Regulation and Supervision—Modifications to the General Banking Act.”

Since 2016, banks have been required to report and monitor liquidity ratios, such as Liquidity Coverage Ratio (“LCR”) and Net Stable Funding Ratio (“NSFR”), for information purposes only. On May 4, 2018 the Central Bank published for comment an amendment to Chapter III.B.2.1 of Compendio de Normas Financieras (the Compendium of Financial Norms), focused on proposing a minimum requirement for the LCR, considering a phase-in period of five years, starting at 60% in 2019 and reaching the final limit of 100% in 2023 (with annual increments of 10% between 2019 and 2023). Given the phase-in period established for the LCR limit, we do not see any significant impact on our financial condition, results of operation or profitability in the medium term. Nevertheless, we cannot assure whether any other new liquidity requirements, if any, will have a material adverse effect on us. It is important to note that in light of the situation caused by the COVID-19 outbreak, the Central Bank announced the possibility of temporarily easing certain liquidity requirements, particularly associated with 30-day and 90-day cash flows mismatches, while stating that LCR limits could also be temporarily softened during the duration of the pandemic. However, none of these measures have been necessary in the case of Banco de Chile in 2020 or 2021, periods in which we have maintained significant liquidity surplus. For more information on liquidity matters, see “Item 4. Information on the Company—Regulation and Supervision—Liquidity Risk Regulations” and “Item 5. Operating and Financial Review and Prospects—Operating Results—Impacts of COVID-19 in 2020.”

As for credit risk allowances, on July 6, 2018 the former SBIF published the final amendments to the provisioning rules for commercial loans evaluated on a group basis, which established standardized models for leasing loans, student loans and other commercial loans (not included in the former categories). In addition, the new set of rules also addressed other topics related to loan provisioning. The new provisioning criteria went into effect in July 2019 and had no material impact on our results of operations under both Chilean GAAP and IFRS. Nevertheless, we cannot rule out that future changes in the provisioning rules for other types of loans or related definitions will not affect our results under IFRS or Chilean GAAP, as applicable.

Additionally, the Chilean Government has focused on matters related to consumer protection in recent years. Since 2010, several legal and administrative regulations have been amended and revoked in order to strengthen consumer protection and the relationship between financial institutions and their customers.

In May 2020, the Chilean Congress passed a law that modifies the current framework regarding liabilities for payment service providers (such as banks) in cases of fraudulent transactions in credit and debit cards, and in electronic funds transfers. Among other matters, these new regulations demand that funds charged, which are later unrecognized by the customer, must be returned by the payment service provider when the transaction does not exceed UF 35 (equivalent to Ch$1.0 million as of March 31, 2021), and if greater, the payment service provider must return such amount, enabling the financial entity to retain the excess to the extent it judicially proves wrongdoing from the customer. As expected, this new legislation signified an important increase in our liabilities towards customers due to digital fraud during 2020 compared to previous years, since we are now legally obliged to assume certain losses suffered by our customers. Although we have implemented an array of measures and campaigns with our customers, which signified that we have been able to adequately mitigate the impact of this legislation, we cannot assure you that we will not continue to see an increase in our liabilities as a result of this new legislation. For further information on the obligations and liabilities imposed by, and characteristics of, this new legislation, see “Item 4. Information on the Company—Regulation and Supervision—Consumer-Oriented Regulation.”

On April 20, 2021, new legislation that modifies consumer protection laws, prohibiting and limiting certain extrajudicial, or out-of-court, debt collection actions towards individuals and SMEs was enacted. Regarding banks, among other matters, this new law (i) limits the number and type of out-of-court collection measures, (ii) requires keeping detailed records of such actions up to two years after they have been initiated, and (iii) prohibits continuing with out-of-court collection actions once a collection has been initiated in court. We believe that this legislation could reduce our ability to recover delinquencies in our individuals’ and SMEs’ portfolios and could have an impact in our net portfolio expenses and collection costs. This could also signify that we may have to modify strategies in our collection processes to ensure rigorous compliance with the applicable regulation and our internal policies. Consequently, we cannot rule out that this could have an adverse effect on Banco de Chile and the financial industry.

As of mid-April 2021, a bill addressing a broad range of financial regulation and services was approved by the Chilean Congress and enacted by the Chilean Government. With respect to loan products, this law sets new rules on the application of interests and fees. The main modifications introduced by this new law are: (i) it states that no interests may be charged on the portion of credits that is already paid; (ii) it forbids charging simultaneously and jointly default interests with other kinds of interest over the same amount; and (iii) it establishes that, during the 12 months following the publication of this law, the CMF will dictate specific regulation addressing the extent by which fees or and/or commissions may be charged on credit transactions. These ancillary regulations pending to be issued by the CMF could limit our ability to charge and earn fees or commissions on certain credits and loan products. Therefore, as of the date of this annual report, we cannot yet determine or rule out whether this new law will negatively affect our results of operations in the future.

In addition, there are several bills modifying matters related to loans and credit products, such as interest rate ceilings, prepayment fees and the possibility of capitalizing interests, most of which were introduced by members of the Chilean Congress during the October 2019 aftermath and the COVID-19 pandemic, and include an array of amendments from different perspectives. Some of them also aim to ease the financial burden of certain banking borrowers, such as SMEs and individuals. One of these bills proposes to suspend six credit-related installments for consumer and mortgage loans by postponing these payments to the end of the liability, bearing no additional interests. Since most of these bills are currently at early stages in the Chilean Congress, there is no certainty whether any or all of them will be further discussed or not, and as to when or how these bills could change the current regulatory framework. Therefore, we cannot determine or assure you whether they will materially affect our results of operations in the future.

From the taxation perspective, on August 23, 2018 the Chilean Government sent a bill to the Chilean Congress, which was intended to modernize the Chilean tax system. The Congress, in conjunction with the Government, introduced certain modifications to the original bill, which was passed by the Congress in January 2020 and enacted on February 24, 2020 (Law No. 21,210). Further measures were introduced as part of emergency plans to reactivate the economy following the COVID-19 pandemic. In addition, at the beginning of April 2021, members of the Chilean Congress proposed legislation aiming to raise the corporate tax rate for large companies from 27% to 30%, which would be applicable for two fiscal years (2021 and 2022) to the extent their average pre-tax income in the previous three years exceeds UF 1,000,000 (equivalent to US$41 million as of March 31, 2021), which is the case for Banco de Chile. However, a reform to the Chilean Constitution would be necessary for such purposes. At this point, there is no certainty whether this legislation will pass or if the proposed draft will be modified, therefore we cannot yet determine or rule out whether this legislation, if passed, could have a material impact on our results of operations in the future or not. For more information on current tax regulation (Law No. 21,210), please see “Item 4—Information on the Company—Regulation and Supervision—Amendments to the Reform that Modified the Chilean Tax System” and “Item 10—Additional information—Taxation—Chilean Tax Considerations.”

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

According to the local banking regulation, demand deposits and time deposits are subject to reserve requirements of 9.0% and 3.6% (with terms of less than one year), respectively. However, the Central Bank is entitled to require banks to maintain reserves of up to 40.0% for demand deposits and up to 20.0% for time deposits, to the extent needed for monetary policy purposes. In addition, if the aggregate balance of demand deposits and other demand accounts (e.g., deposits in current accounts, other demand deposits or obligations payable on demand and incurred in the ordinary course of business, saving deposits that allow unconditional withdrawals that bear a stated maturity, and other deposits payable immediately unconditionally) held by a bank exceeds 2.5 times its regulatory capital, that bank is required to set a technical reserve equivalent to the full amount of the excess. In this regard, as part of the implementation of Basel III, the new regulation establishes that systemically important banks could be subject to stricter technical reserve requirements, since the threshold of 2.5 times the regulatory capital could be reduced to 1.5 times. Conditions to set this additional requirement are part of the faculties of the CMF, although the decision to impose such additional requirement must be agreed with the Central Bank. We cannot assure you that we will not be subject to such requirement in the future, which in turn could impact our capacity to afford balance sheet growth and could have a material adverse effect on our net interest margin.

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

The Chilean market for financial services is highly competitive. We compete with Chilean and foreign banks, with Banco del Estado de Chile, which is state-owned, and with other providers of financial services that are not part of the banking industry. In addition, the retail segment (which encompasses individuals and small and medium-sized companies) has become the target market of several banks, since banking penetration is still in progress in Chile, particularly in this segment. Accordingly, competition within this market is increasing as banks are continuously incorporating new and tailored products and services, while striving to improve service quality and to accelerate digital transformation. Further, following the new rules issued in the last years by the Chilean regulator, the processing and merchant acquiring services for payment cards (particularly related to new acquirers) may now be accomplished through a four-party mechanism, as done in some developed economies. This model facilitates the entry of new players. As of the date of this annual report, most merchant acquiring services are provided in Chile by Transbank S.A. (of which we held a 26.16% direct ownership as of December 31, 2020), whereas some competitors have already begun to implement this new four-party model for their own business. As a result, net interest margins (once deducted provisions for loan losses) or fee-based income in these sub-segments could decline over time.

In relation to the abovementioned four-party mechanism for processing and merchant acquiring services for payment cards, since July 2020 there is a bill under discussion in the Chilean Congress which seeks to regulate limits to rates or fees (“Interchange Rates”) charged by payment card issuers (such as banks) to the operating companies (acquirers) in this four-party model. This bill creates a technical committee that will periodically determine limits applicable to Interchange Rates. The first set of limits would be established by the committee within 15 months once the legislation is passed. Currently, a non-contentious proceeding is being carried out in the Chilean Antitrust Court (Tribunal de Defensa de la Libre Competencia), with the purpose of establishing temporary rules setting forth limits on Interchange Rates, applicable until these matters are addressed by legislation. Notwithstanding the progress of both the bill and the proceeding before the Chilean Antitrust Court, and given the uncertainty regarding the limits on Interchange Rates that could be determined by the technical committee, as of the date of this annual report we are unable to assess the impacts this regulation could have on the banking industry and our results of operations.

We also face increasingly significant competition from non-banking competitors in some of our credit products, especially credit cards and installment loans, including large department stores and private compensation funds, as well as saving and credit cooperatives. In addition, we face competition from other types of lenders, such as non-banking leasing, crowdfunding, factoring and automobile financing companies, especially in credit products, mutual funds, pension funds and insurance companies within the market for savings products and insurance companies in the market for mortgage loans. Likewise, other non-traditional providers of financial services have emerged over the last years, such as e-commerce, fintech companies, Telecom companies, like internet and mobile phone providers, that may set and provide offerings, in the form of temporary financing, directly to their customers. Some of these companies may have more resources than us, including larger customer bases, stronger brand recognition and more effective marketing tools. They may also adopt more aggressive pricing, while devoting significant resources to technology, infrastructure and marketing as it is part of their core business. Some of these non-banking competitors are not regulated by the CMF for purposes of banking supervision. Therefore, they are not subject to the same specific solvency or liquidity requirements, among other requisites, as banks are. Nevertheless, banks continue to be the main suppliers of leasing, factoring and mutual fund management, directly or indirectly through subsidiaries, while growing quickly in insurance brokerage services. However, we cannot assure you that this trend will continue in the future.

Likewise, we are aware that new competitors may enter the market, or existing competitors may innovate their services and strategies to improve the quality of services rendered to their customers. If we fail to effectively anticipate or adapt to new trends in the financial services industry, including changes in the way of delivering financial products and services, introduction of emerging technologies, changes in customer behavior or adaption of the kinds of services offered to or needed by them, our business may be adversely affected. In addition, new technologies, including cryptocurrencies and payment systems, may result in substantial expenditures to adapt and update our existing products and services as we continue to grow our internet and mobile banking capabilities.

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

For more information regarding past and recent changes in the Chilean banking industry see “Item 4. Information on the Company—Business Overview—Competition.”

Our exposure to certain segments of the retail market could lead to higher levels of total past due loans and subsequent charge-offs.

Although we have historically been focused on wholesale banking, over the last years we have continued to reorient our commercial strategy to increase penetration of the retail banking segment. In fact, according to our management information systems, the share of the retail banking segment in our total loan book has increased from 53.6% in 2014 to 64.2% in 2020. Although this trend has been associated with expansion in middle and higher income personal banking, our retail banking segment is also composed of small and medium-sized companies (approximately 16.1% of our total loan book as of December 31, 2020, which consists of companies with annual sales of up to ~Ch$2,000 million) and, to a lesser extent, of lower-income individuals (approximately 1.9% of our total loan book as of December 31, 2020, which consists of individuals with monthly incomes ranging from Ch$180,000 to Ch$500,000). Since these customers are likely to be more severely affected by adverse developments in the Chilean economy than large corporations and higher-income individuals, such as those in 2020 as a result of the COVID-19 pandemic, we may be exposed to higher levels of past due loans and subsequent write-offs in the future, which could result in materially higher allowances for loan losses that could adversely affect our results of operations.

As of December 31, 2020, our past due loans (loans 90-days or more past due) amounted to Ch$299,408 million, which represented a 28.5% annual decrease when compared to the Ch$418,768 million recorded in 2019. These figures translated into past due ratios (loans 90-days or more past due over total loans) of 1.39% in 2019 and 0.97% in 2020. According to our management information systems, as of December 31, 2020 our past due loans (loans 90-days or more past due) were composed of 80.4% retail banking 90-days or more past due loans (consumer and residential mortgage loans to individuals, as well as commercial loans to small and medium sized companies) and 19.6% wholesale banking 90 days or more past due loans (commercial loans to large companies and corporations). During the prior fiscal year, our past due loans (90 days or more) portfolio was composed of 86.5% retail banking past due loans (90 days or more) and 13.5% wholesale banking past due loans (90 days or more).

A combination of various market dynamics impacting our segments affected our past due loans (loans 90-days or more past due) ratio in the year ended December 31, 2020. We experienced an annual decrease of approximately Ch$121,751 million in past due loans in the retail segment, whereas past due loans (loans 90- days or more past due) in the wholesale banking segment increased by Ch$2,391 million, both as compared to 2019. Although this trend in the retail segment could seem to be contradictory in the context of the COVID-19 pandemic, it was primarily explained by a high comparison base effect, as the social unrest and the subsequent protests and upheavals in the fourth quarter of 2019 weakened some of our customers’ payment capacity while not permitting others to meet their obligations as many banks and stores had temporary changes in working hours, all of which led to a sharp increase in past-due loans (loans 90- days or more past due) in 2019. In addition, past-due loans (loans 90- days or more past due) in 2020 decreased as a consequence of measures taken by local authorities and the banking system in order to relieve debt pressures faced by individuals and companies, particularly as a result of the effect of the COVID-19 pandemic. These measures included: (i) refinancing installments of mortgage and consumer loans offered by banks to their customers, (ii) direct money transfers made by the government as part of a significant fiscal aid package, (iii) two consecutive withdrawals from individual pension funds in July and December 2020 as approved by the Chilean Congress, and (iv) a special government-guaranteed loan program for SMEs and middle market companies with the aim of improving their liquidity. The trend for the retail banking past due loans (90 days or more) was primarily associated with consumer loans granted to individuals, explaining 53.8% of the total decrease in the retail banking segment, aligned with the aforementioned drivers. To a lesser extent, residential mortgage loans granted to individuals explained 23.3% of this annual drop. In the wholesale banking segment, the growth in past-due loans (90- days or more) was explained by liquidity difficulties due to the aftermath effects of the pandemic in Chile during 2020. As a result, past-due ratios (90 days or more past-due loans over total loans) decreased from 1.89% in 2019 to 1.21% in 2020, and increased from 0.53% in 2019 to 0.84% in 2020, in the retail banking and the wholesale banking segment, respectively.

Since the unpredictability of certain social developments, international events such as the COVID-19 pandemic, market fluctuations and changes to macroeconomic indicators, and delayed effects of these developments, may affect our diverse customer segments, we cannot assure you that we will be able to maintain a balanced risk-return equation if global or local economic conditions deteriorate in the future. In this regard, economic recessions, social turmoil or market volatility could adversely affect the financial condition of our borrowers, which could translate into an increase in our non-performing loans, impair our loan portfolio and result in lower demand for our loans. Any of these trends could have a material adverse effect on our business, financial condition and results of operations.

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

Our results of our operations depend greatly on our net interest income, which represented 68.1% of our total operating revenues in 2020. Changes in nominal interest rates and inflation could affect the interest rates earned on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities, resulting in net income reduction. Inflation and interest rates are sensitive to several factors beyond our control, including the Central Bank’s monetary policy, deregulation of the Chilean financial sector, local and international economic developments and political conditions, among other factors. In addition, changes in interest rates affect securities and other investments or assets that are recorded at fair value and are therefore exposed to potential negative fair value adjustments. Any volatility in interest rates could have a material adverse effect on our financial condition and results of operations. Also, real negative interest rates could negatively impact our ability to raise funding for our operations, particularly for short-term maturities, which could result in higher funding costs and lower net interest margin.

The average annual short-term nominal interest rate in Chile for 90 to 360 day deposits received by Chilean financial institutions was 2.97% in 2018, 2.72% in 2019 and 0.86% in 2020. The average long-term nominal interest rate based on the interest rate of the five-year bonds traded in the secondary market, issued by both the Central Bank and the Chilean Government, was 4.07% in 2018, 3.31% in 2019 and 1.94% in 2020. As of March 31, 2021, rates paid by Chilean banks in Chilean pesos on 90 to 360 day deposits averaged 0.38% on a year-to-date basis. As of the same date, rates of the Central Bank’s five-year Chilean peso denominated bonds averaged 1.63%.

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

Year	Inflation (CPI Variation)
2016	2.7%
2017	2.3
2018	2.6
2019	3.0
2020	3.0
2021 (through March 31)	1.3%

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

We are also subject to model risk since the valuation of financial instruments relies on models (such as cash flows valuation models for fixed-income securities, valuation models for derivatives including technical approximations, value adjustments models for derivatives, and IFRS 9 forward-looking provisioning models, among others) and inputs, which, in some cases, are not observable. Accordingly, computed values for securities and financial instruments may be inaccurate or subject to change, since the inputs used for specific models may be unavailable, particularly for illiquid assets or under scenarios of financial turmoil. In these cases, we will make assumptions and judgments in order to establish the fair value of certain instruments, which involves uncertainty and may translate into inaccurate estimates of actual results.

In this regard, the cessation or replacement of certain rates, market indices or benchmarks extensively used by financial markets and practitioners for valuation purposes, such as interest rates or foreign exchange rates indices, could also impact the accuracy of the estimates we include in our financial statements. On July 27, 2017, the Chief Executive of the United Kingdom Financial Conduct Authority (FCA), which regulates the entity that oversees the London interbank offered rate (“LIBOR”), announced that the FCA will no longer persuade or compel banks to submit rates for the calculation of the LIBOR benchmark after 2021. Moreover, on March 5, 2021 the FCA made an announcement confirming that 35 LIBOR settings will either cease to be provided by any administrator or no longer be representative immediately after December 31, 2021 for all GBP, EUR, CHF and JPY LIBOR settings, and the one-week and two-month USD LIBOR, and after June 30, 2023 for the Overnight and one-month, three-month, six-month and 12-month USD LIBOR. This announcement not only indicates that LIBOR will cease to be calculated, but this could also produce changes in the LIBOR rate as we currently know it, affecting its precision or comprehensiveness when representing the worldwide fixed-income market. This reform and other similar changes may result in various risks for the financial and banking business, including but not limited to: (i) risk management, financial and accounting risks arising from market risk models and from valuation, hedging, discontinuation and recognition of financial instruments linked to benchmark rates; (ii) pricing risks arising from how changes to benchmark indices could impact pricing mechanisms on some instruments; (iii) communication risks arising from misunderstandings with customers or counterparties; (iv) the possibility that a limited number of transactions do not contemplate a LIBOR fallback provision; and (v) the necessity of adapting current IT systems, trading platforms, financial reporting infrastructure and clearing processes, among others. The implementation of alternative benchmark rates is still in progress, although most banks are set to move from LIBOR to the Secured Overnight Funding Rate (or “SOFR”), which is the secured overnight financing rate published by the Federal Reserve Bank of New York on the Federal Reserve Bank of New York’s website and is intended to be an appropriate replacement for LIBOR. This could have an adverse effect on our business, results of operations or financial condition if we are unable to agree on an alternative benchmark, like SOFR, with our customers and financial counterparties in advance. Furthermore, we may face a risk of litigation, disputes or other actions from clients, counterparties, customers, investors or others regarding the interpretation or enforcement of related provisions or if we fail to appropriately communicate the effect that the transition to alternative benchmark rates will have on existing and future products. Although we expect to adapt our valuation processes, IT infrastructure and pricing systems as new information arises, we can neither assure you nor calculate the impact this could have on our business and results of operations, if any.

As of December 31, 2020, we had on-balance and off-balance contracts that used LIBOR as a benchmark. Most of them have interests paid in LIBOR or are valued by using LIBOR as the prevailing discount rate, including derivatives, loans and master agreements, such as ISDA contracts. As of December 31, 2020, our on-balance assets based on LIBOR amounted to approximately U.S.$936 million and our liabilities based on LIBOR amounted to U.S.$908 million. In the case of assets, approximately 9% was due to expire in 2021, 25% is due to expire before June 2023 and 66% is expiring after June 2023. As for liabilities, 100% is expiring before June 2023. Most of these assets and liabilities are associated with trade finance loans, although there are also some commercial credits linked to LIBOR. On the other hand, off-balance sheet arrangements based on LIBOR represented a net liability exposure of approximately U.S.$2,019 million as of December 31, 2020, of which approximately U.S.$1,470 million are due to expire before June 2023. Although most of our counterparties, particularly those associated with derivative contracts under ISDA agreements, are already set to move from LIBOR to SOFR as contracts consider fallback clauses that allow rate switching, we have deployed an action plan that includes: (i) identification of our main exposures and risks related to the LIBOR transition, (ii) development of new products linked to the new reference rate, and (iii) revision of current contracts and renegotiation with some of our customers. As of the date of this annual report, according to our estimates, switching from LIBOR to SOFR is not expected to have a material impact on our results of operations. However, we cannot assure you that any other reforms and changes, any establishment of alternative reference rates or any other reforms to these reference rates that may be enacted will not have a material impact on our results of operations in the future.

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

Furthermore, we may be exposed to criminal events, terrorist attacks or rioting that could result in physical damage to our buildings (including our headquarters, offices, branches and ATMs) and/or injury to customers, employees and others. In addition, since activating certain aspects of our business continuity plan in response to the COVID-19 pandemic to allow many of our associates to work remotely, our associates’ ability to relocate to a secondary location in the event of any operational disruptions may be limited due to the pandemic. Although we maintain a system of operational controls composed of both trained staff and world-class technological resources that have been enhanced over the last years, as well as comprehensive contingency plans and security procedures, there can be no assurances that operational problems, errors, criminal events or terrorist attacks will not occur and that their occurrence will not have a material adverse impact on our results of operations, financial condition and the value of our shares and ADSs.

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

On May 24, 2018, we suffered a cybersecurity incident by international cybercriminals involving the theft of funds that subsequently resulted in an operational write-off of approximately Ch$6,900 million (or U.S.$9.9 million). The incident also caused temporary interruptions to some of our operations, which during a short period of time affected the quality of certain services provided to our customers. Following the incident, we took immediate action to effectively contain and eradicate any disruption in our operations. At the same time, we took appropriate measures to recover the stolen funds. In spite of this incident and the temporary damage to our IT infrastructure, we were able to deploy a contingency plan, which allowed us: (i) to maintain the continuity of our operations and customer assistance in branches and through remote channels, (ii) to take immediate measures in order to assure that our customers’ funds were absolutely secured, and (iii) to comply with our short-term financial commitments with third parties and customers based on liquidity management. For more information on the incident, see “Item 5. Operating Results—Results of Operations for the Years Ended December 31, 2016, 2017 and 2018—Other Income (Loss), Net”, “Item 5. Operating Results—Results of Operations for the Years Ended December 31, 2016, 2017 and 2018—Operating Expenses” and “Item 4. Information about the Company—Our Business Strategy—Operating Efficiency and Productivity” in our annual report on Form 20-F for the year ended December 31, 2018 filed with the SEC on April 26, 2019.

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

In 2019, we continued to enhance our cybersecurity protocols and infrastructure by improving security in our networks, servers, workstations and digital applications. Similarly, we put significant efforts in enhancing access-control to our networks by using technological solutions and specialized software, while simultaneously improving our capabilities on detection and management of high-risk threats. Also, based on our efforts to change our staff’s culture on cybersecurity matters, we were able to timely detect and block phishing attempts targeting clients and non-clients. In 2020, given the effects of COVID-19 on our operations, most of our staff has been operating remotely, which has accelerated our digital transformation while imposing a challenge for us in terms of cybersecurity, since our collaborators are accessing our network and servers from home. As such, we reinforced cybersecurity measures by implementing new protocols and tools. For more information, see “Item 4. Information on the Company— History and Development of the Bank—History—Technological Projects”. However, notwithstanding every measure taken to address cybersecurity matters, and although we have not experienced any material losses in this matter and are currently performing our best efforts to prevent them, we cannot assure you that we will not suffer additional losses in the future related to these kinds of events.

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

Further, in light of the high volume of transactions we process, the large number of our clients, partners and counterparties, the increasing sophistication of malicious actors, and our remote work environment in response to the COVID-19 pandemic, a cyber-attack could occur and persist for an extended period of time without detection. We expect that any investigation of a cyber-attack would take substantial amounts of time, and that there may be extensive delays before we obtain full and reliable information. Although we have substantially increased measures to address cybersecurity during the last years and, with the help of service providers, intend to continuously implement security technology devices and establish operational procedures to prevent such damage, we cannot assure you that these security measures will be successful.

Any downgrade in Chile’s or our credit rating could increase our cost of funding, affecting our interest margins, results of operations and profitability.

Our current credit ratings determine the cost and the terms upon which we are able to obtain funding in the ordinary course of business. Rating agencies regularly evaluate us by taking into account diverse factors, including our financial strength, the business environment and the economic backdrop in which we operate. Thus, methodologies used by rating agencies evaluate Chile’s sovereign debt ratings when determining our ratings. During 2020, Standard & Poor’s Ratings Service (“S&P”) and Moody’s Investors Service (“Moody’s”) did not change Chile’s sovereign credit rating by keeping it at A+ and A1, respectively. However, Fitch Ratings Service (“Fitch”) changed Chile’s sovereign credit rating from A to A-. Also, S&P maintained its outlook on Chile’s sovereign credit rating as negative, whereas in August 2020 and October 2020 Moody’s and Fitch, respectively, revised the outlook for Chile’s sovereign credit rating from stable to negative and from negative to stable, respectively. Following these actions, on March 24, 2021 S&P downgraded Chile’s sovereign credit rating from A+ to A, while modifying the credit outlook from negative to stable. The credit action taken by S&P was founded in the expected negative effects due to the COVID-19 pandemic and the effects of increasing social pressures that may lead the government to incur further social expenses and increase Chile’s structural fiscal balance in the long-run. Given the recent credit action taken by S&P for Chile’s sovereign credit rating, this rating agency also downgraded four local banks (excluding us) by one notch, while maintaining the negative outlook for the whole banking industry (including us), with the exception of Banco Estado (a state-owned bank) that received a stable outlook. As of the date of this annual report, S&P and Moody’s maintained our credit rating for unsecured long-term debt at levels of A and A1, respectively, both with a negative credit outlook (downgraded from the stable outlook in April 2020) due to the effects of COVID-19 on the Chilean economy and the banking activity, in conjunction with the slowdown evidenced by the Chilean economy since the social turmoil in October 2019. While Chile’s current long-term debt credit ratings remain investment grade, these credit ratings may deteriorate further and adversely affect our credit rating.

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

Due to the volatility in the financial markets and concerns about the soundness of developed and emerging economies, as well as the still unpredictable effects of COVID-19 on the global and the local economies, we cannot assure you that rating agencies will maintain our and Chile’s sovereign debt current ratings and outlooks.

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

As of April 23, 2021, LQ Inversiones Financieras S.A. (“LQIF”), a holding company beneficially owned by Quiñenco S.A. and Citigroup Chile S.A., holds directly and indirectly approximately 51.15% of the voting rights of our shares. Subject to our bylaws and applicable law, these principal shareholders are in a position to elect a majority of the members of our board of directors and control all matters decided by a shareholder vote, including the approval of fundamental corporate transactions.

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

While our ADSs have been listed on the New York Stock Exchange (the “NYSE”) since the first quarter of 2002, there can be no assurance that an active trading market for our ADSs will be sustained. During 2020, a daily average volume of approximately 147,464 of our American Depositary Receipts (“ADRs”) were traded on the NYSE, according to data provided by Bloomberg. Although our shares are traded on the Santiago Stock Exchange and the Chilean Electronic Stock Exchange, the Chilean market for our shares in Chile is small and somewhat illiquid. As of April 23, 2021, approximately 48.85% of our outstanding shares were held by shareholders other than our principal shareholders, LQIF.

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

ADS holders may exercise voting rights associated with common stock only in accordance with the deposit agreement governing our ADSs. Accordingly, ADS holders will face practical limitations when exercising their voting rights because ADS holders must first receive a notice of a shareholders’ meeting from the Depositary and may then exercise their voting rights by instructing the Depositary, on a timely basis, on how they wish to vote. This voting process necessarily will take longer for ADS holders than for direct common stockholders, who are able to exercise their vote by attending our shareholders’ meetings. Therefore, if the Depositary fails to receive timely voting instructions from some or all ADS holders, the Depositary will assume that ADS holders agree to give a discretionary proxy to a person designated by us to vote their ADSs on their behalf. Furthermore, ADS holders may not receive voting materials in time to instruct the Depositary to vote. Accordingly, ADS holders may not be able to properly exercise their voting rights.

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

The market price of our ADSs and shares may be adversely affected by volatility in international financial markets and unfavorable developments in global economic conditions. The market for Chilean securities and the Chilean economy as a whole are influenced by (i) economic and market conditions in Chile’s main commercial partners such as the United States, Europe and certain emerging economies, especially Asian countries, and (ii) economic as well as political developments in Latin American countries. Although economic conditions are different in each country, investors’ reactions to specific issues in one country may affect the financial markets in others, including Chile.

The year ended December 31, 2020 was marked by the economic effects of COVID-19 in both developed economies and emerging markets. Mobility restrictions and massive lockdowns significantly affected economic growth globally, and although more than a year has passed since the first case of COVID-19 in China, countries across the globe have experienced two or three waves of contagion that have led health and political authorities to re-introduce mobility restrictions, while deploying massive fiscal and monetary aid packages intended to mitigate the economic effects of the pandemic. According to Bloomberg estimates, global GDP would have contracted 3.5% in 2020, whereas GDP of developed and emerging economies would have decreased 4.9% and 2.4%, respectively. These trends also translated into a new boost of commodities, since productive capacity and stocks were also affected by massive and longstanding lockdowns. These trends show a significant change when compared to the performance seen in 2019, when the global economy appeared to have overcome a long period of turbulence and volatility, which began in 2007 with the subprime mortgage crisis, when many U.S. banks and financial institutions disclosed significant write-downs related to their exposure to mortgage-backed securities and other similar financial instruments. This situation led to significant government intervention for important banks worldwide, bankruptcy for others and active M&A activity to rescue failing banks, maintain investors’ and customers’ confidence and to prevent bank runs. These government actions became less frequent as the U.S. economy started to show signs of recovery. Thus, in December 2015, the U.S. Federal Reserve began to taper its quantitative easing programs undertaken after the subprime crisis and began to gradually increase the marginal standing facility rate from 0.50% in January 2016 to 2.5% in June 2019. However, given the evolution of certain economic indicators, the effects of the United States-China trade war on the U.S. economy, and particularly due to the effect of the COVID-19 pandemic on actual economic growth, the U.S. Federal Reserve decided to apply subsequent reductions to the federal fund rate starting in July 2019 from 2.5% to 1.75% in December 2020. Subsequently, based on the aftermath of the COVID-19 pandemic, the U.S. Federal Reserve carried out sharp cuts to the reference rate in March and April 2020, by leading the monetary interest rate to 0.25%, a level at which it remained until December 2020. Investor sentiment regarding the outlook of the U.S. economy has fluctuated and we cannot assure you that past developments will not occur again in the future or that recent volatility in the international markets will not affect us, including our results of operations and, consequently, the market price of our ADSs and shares.

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

Furthermore, uncertainty regarding the future of emerging and developed economies continues to be a source of instability worldwide. For example, although the “trade war” between the United States and China, by which both countries seek to revise tariffs on the others’ imported goods, seemed to improve with the first phase of the trade agreement reached between both countries, it continues to be a source of volatility for financial markets from time to time. Also, political and social instability in some Latin American countries like Colombia, Venezuela, Ecuador, Argentina and even Chile produced migration issues in more stable countries within the region. Moreover, the materialization of Brexit, armed conflicts in the Middle East and Asia, ongoing negotiations between the U.S. and North Korea, the developing conflict between the U.S. and Iran, terrorism, the global migration crisis and waves of populism looming in different countries, illustrate volatile social and political environments that could harm foreign trade and economic growth for both developed and developing countries. These changes may also generate significant volatility in international markets and commodity prices.

Additionally, the slowdown of the Chinese economy has led to increasing volatility in the financial markets in the past, affecting international commodity prices, including copper, which is Chile’s main export. For example, during the first months of the COVID-19 pandemic, there was a slowdown in the Chinese economy due to the quarantine ordered by Chinese authorities in the most affected regions of the country. While the effects of COVID-19 on the Chinese economy have mostly subsided, due to the importance of copper exports and overall mining activity to Chilean economic growth, a prolonged slowdown in the Chinese economy, a Chinese-U.S. trade war or other developments may drive copper prices down and adversely affect the Chilean economy. Although copper prices were impacted in early 2020 by the global economic slowdown and fears of the COVID-19 evolution, our exposure to the Chilean mining sector represented only 1.7% as of December 31, 2020 in terms of total loans.

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

Pandemic disease and health events, such as the outbreak of COVID-19, have the potential to negatively impact economic activities in many countries, including Chile, with subsequent adverse effects on our results of operations or financial condition.

The outbreak of COVID-19 was first reported on December 31, 2019 in Wuhan, Hubei Province, China. From Wuhan, the disease spread rapidly to other parts of China, as well as other countries, including Chile and the United States, growing into a global pandemic, as declared by the World Health Organization. Since the outbreak began, countries have responded by taking various measures including imposing mass quarantines, shelter-in-place orders, medical screenings, restricting or banning travel, limiting public gatherings, closing businesses and schools and suspending certain other economic activities.

In addition, concerns related to COVID-19 lowered equity market valuations, decreased liquidity in fixed income markets and created significant volatility and disruption in global financial markets, particularly in the early months of the pandemic, resulting in the fall of stock prices (including the price of our stock). Also, there continue to be concerns related to the effects of COVID-19 on international trade (including supply chain disruptions and export levels), travel, employee productivity, employee illness, increased unemployment levels, securities markets, and other economic activities that may continue to have a destabilizing effect on financial markets and economic activity, particularly for companies in the financial sector. Furthermore, any actions taken by governmental authorities and other third parties in response to the pandemic may negatively impact our business, results of operations and financial condition.

Although in certain countries some of the activity restrictions listed above have been relaxed with progressive success, particularly in the spring and summer seasons, most of these countries had to re-introduce massive lockdowns as a result of a second and –in some cases– a third wave took place. Further, variant strains of the COVID-19 virus have appeared, further complicating efforts of the medical community and governmental authorities in response to the pandemic. At this point, multiple COVID-19 vaccines have received regulatory approval and currently are being distributed in many countries to the broader population. Nonetheless, mobility restrictions remain in several countries and, therefore, the adverse social and economic effects of the pandemic continue to be a threat for economic growth.

Since the first cases of COVID-19 were detected in Chile during March 2020, the Chilean Government has taken various measures in order to prepare for and safeguard the country from a mass contagion and to contain and control the spread of COVID-19. For example, on March 18, 2020, a state of catastrophe was declared in the entire country, which, under the Chilean Constitution, enabled the President to restrict freedom of movement and gathering, to seize goods (subject to compensation by the State) and limit property rights for the purposes of reestablishing normality and ensuring supply of basic needs. Other measures taken during the state of catastrophe included partial or total lockdowns with varying levels of severity and length for some neighborhoods and regions during the months of high rates of contagion, particularly during the second and part of the third quarters of 2020. In the peak of the pandemic, approximately 60% of the Chilean population was subject to some type of mobility restriction. By the end of the third quarter of 2020, the level of contagion decreased significantly and lockdowns started to be lifted. Likewise, vaccination started by the end of 2020, and as of the date of this annual report, Chile has been internationally distinguished by deploying a massive vaccination process that has reached approximately eight million people, representing approximately 50% of the target population. However, a second wave of contagion appeared at the beginning of the fall season. Therefore, by mid-March, the Chilean Government established total lockdowns for some neighborhoods, and operating restrictions to some economic activities (restaurants, gyms, cinema, among others), in light of a spike in the rate of contagion. Although, the Chilean health authority expects to see an overall improvement as long as a greater portion of the population receives the vaccine, widened mobility restrictions may not be ruled out. Therefore, eventual partial or total lockdowns may still occur until COVID-19 is fully under control and/or herd immunity is reached. As a result of a potential partial or total lockdown, any material or extended disruption of our ability to meet our responsibilities to our customers and/or a decrease in demand or use of services from our customers is likely to result in a loss of revenue. Also, many economic sectors have closed or decided to reduce their working hours. Many others continue to operate remotely, utilizing a home office. Only certain businesses necessary to maintain basic supplies, such as pharmacies, banks and supermarkets, remain open during lockdowns.

Further, government measures in order to avoid mass contagion are constantly evolving and future measures are uncertain and cannot be predicted. Consequently, the effectiveness and sustainability of our work from home arrangements, contingency sites and the potential inability to maintain critical staffing in our physical banking facilities may also negatively impact our business and results of operations. Also, the unavailability of personnel and the changes in normal operating procedures could adversely compromise our ability to conduct business generally, operating performance, financial reporting and internal controls. Consequently, the uncertain economic conditions and various activity restrictions due to the COVID-19 pandemic have thus resulted in an extremely challenging operating environment for many businesses, the complete shutdown of others, as well as record levels of unemployment. The national unemployment rate was 10.3% as of December 2020 while reaching a peak of approximately 13.1% in July 2020. For more information about the current status of COVID-19 in Chile, see “Item 5. Operating and Financial Review and Prospects—Trend Information.”

From a macroeconomic point of view, COVID-19 negatively impacted the Chilean economy with GDP contracting by 5.8% in 2020 as compared to 2019. Economic stagnation, contraction and increased unemployment levels led to a peak in past-due loans in the second quarter of 2020, given the deteriorated financial condition of certain of our customers and, therefore, a significant increase in provisions for loans losses or credit losses, which coupled with lower commercial activity, a sharp decrease in loan origination –particularly in terms of consumer loans– resulting in lower net income for the whole industry by approximately 52.9% in 2020, when compared to 2019 (although the figure also includes a significant impairment accounted by a local bank). Similarly, in the case of additional country lockdowns or a shutdown involving the Bank, any of our subsidiaries or our customers, we may be unable to meet the needs of our customers for an unknown period of time, which could adversely affect our results of operations by reducing revenues, decreasing our collection capabilities.

As the COVID-19 pandemic continues to cause a historic economic downturn, financial institutions face increased credit risk, strategic risk, operational risk, and compliance risk. The COVID-19 outbreak resulted, and continues to result, in increased volatility in both the local and the international financial markets and economic indicators, such as exchange rates, interest rates, credit spreads and commodity prices. Any shocks or unexpected movements in these market factors could result in financial losses associated with our trading portfolio or financial assets measured at fair value through other comprehensive income, which could then cause deterioration of our financial condition or limitations to meet our liabilities. Furthermore, market fears could translate into liquidity constraints and reduced access to funding in both the local and the international markets, negatively affecting our net interest margin and net income. Adverse changes in the economy may also have a negative effect on the ability of our borrowers to make timely repayments of their loans, which could have an adverse impact on our earnings. In order to prepare for the impacts of this environment, the Chilean financial authorities made various decisions in order to ensure liquidity within the Chilean financial system, the Central Bank carried out consecutive reductions to the monetary policy rate by leading the reference rate to 0.5% for a few months. This interest rate cut had a direct effect on yield curves. The average nominal interest rate for 90 to 360 day deposits decreased from 2.72% in 2019 to 0.86% in 2020, while the average nominal interest rate of the five-year bonds issued by both the Central Bank and the Chilean Government decreased from 3.31% in 2019 and to 1.93% in 2020. Any additional decisions towards accomplishing this end are also expected to affect our results of operations, which could be amplified by flat yield curves in case of an economic downturn. Lastly, contingency plans in order to address the emergency, including home offices, implementation of alternative offsite locations and so on, increased in our operating expenses and lowered net income, and may continue to do so as the circumstances develop.

In terms of the direct effect on our results of operations and financial condition in 2020, we reflected the dynamics of the whole local banking system. Given the effect of mobility restrictions on overall economic activity, our loan portfolio recorded a moderate annual increase of only 3.0%, although average balances posted a higher expansion. However, most of our loan growth was associated with low-margin products, such as commercial loans, growing 8.0% on an annual basis, particularly fostered by the government-guaranteed loan program and, to a lesser extent, due to an expansion of 2.0% in residential mortgage loans. On the other hand, year-end balances of consumer loans, a high-margin product, decreased by approximately 12.9% in 2020, as compared to 2019, mainly due to lowered household consumption and increased unemployment. As of December 31, 2020, we had granted approximately Ch$1,889,000 in FOGAPE-COVID loans to companies, while rescheduling approximately Ch$414,155 million in installments of consumer, mortgage and commercial loans. From the funding point of view, the sharp decrease in nominal interest rates dramatically impacted the contribution of our demand deposits (increasing 33.9% on an annual basis) to our cost of funds. We partially offset this effect by raising approximately Ch$3,100,000 million from the Central Bank bearing an interest rate of 0.5% (equivalent to the reference rate). These trends significantly affected our net interest income, which decreased by approximately 4.0%. Similarly, the plunge in disposable income of individuals and constrained on-site economic activities had a negative impact on the number of transactions processed, which resulted in a 2.5% decline in fee-based income. These factors, coupled with a significant increase of approximately 65.0% in provisions for loan losses, which in turn mainly resulted from the negative effect of the macroeconomic environment (including higher unemployment, decreased private consumption, stagnation of investment spending (capital expenditures), lower disposable income of individuals and constrained liquidity position of companies, among other effects) on provisioning. All of these factors, partly mitigated by higher results associated with treasury activities and lower income tax, resulted in an annual decrease of approximately 33.4% in net income. From the capital adequacy perspective, however, we maintained a solid trend during the year. Although our balance sheet increased by approximately 11.1% in 2020, most of the increase was focused on low-risk financial assets (Central Bank’s notes) in order to face recurrent reserve requirements in a context of increasing demand deposit balances, while riskier assets, such as loans, posted a moderate decrease. In addition, as in recent years, in March 2020 we capitalized 30% of our net distributable income while retaining the effect of inflation on our shareholders equity (jointly amounting to Ch$242,470 million), all of which allowed us to end 2020 with a capital adequacy (BIS) ratio of 16.0%, as compared to the 14.1% recorded in 2019.

By the beginning of 2021, notwithstanding the positive view of market analysts and global institutions, such as the World Bank and the International Monetary Fund, there were some doubts regarding the expected recovery for the Chilean economy by mid-March 2021 due to the previously mentioned increase in COVID-19 cases and measures taken by the Chilean health authorities. Accordingly, our financial performance could see a slowdown in the coming quarters, as compared to the first quarter of 2021, as long as mobility restrictions remain or last longer than expected.

Aligned with this view, because there have been no comparable recent global pandemics that resulted in a similar global impact, we do not yet know the full extent of the COVID-19 pandemic’s effects on our business, operations, or the global economy as a whole. Any future development will be highly uncertain and cannot be predicted, including the scope and duration of the pandemic, the effectiveness of our remote working arrangements, third party providers’ ability to support our operations, and any further action taken by governmental authorities and other third parties in response to the pandemic. As the economic impact due to the COVID-19 pandemic continues we cannot provide any assurances as to how long it will be before the COVID-19 pandemic abates and economic activity can begin to resume to pre-COVID-19 pandemic levels.

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

Our core business and transactions are with customers doing business in Chile. Accordingly, our ability to grow our business volumes and results of operations, as well as enhance our financial condition, in general, depends on the dynamics of the Chilean economy and specific macroeconomic variables such as inflation, unemployment, interest rates, consumption and investment. The global financial crisis of 2008 not only dramatically affected the economic growth in developed countries, but also affected the Chilean economy by the end of 2008 and during the first three quarters of 2009. This translated into a subsequent slowdown in the local banking industry due to lower levels of consumption and deteriorated credit quality in loan portfolios prompted by unemployment and financial stress experienced by certain economic sectors. Conversely, between 2010 and 2012, the local economy and the banking industry took a significant upturn, fostered by real GDP growth that averaged 5.7% per year, mainly as a result of the recovery in consumption and investment, as well as higher fiscal spending associated with the reconstruction process after a significant earthquake in 2010. During 2013, the Chilean economy entered into a moderate slowdown, recording only a 4.0% GDP growth, which deepened throughout the following years with GDP annual expansions of just 1.8%, 2.3%, 1.7% and 1.2% in 2014, 2015, 2016 and 2017, respectively. This trend in GDP deceleration was the result of low levels of both corporate and individual confidence, as evidenced by the indices (IPEC and IMCE) used by the Central Bank, due to factors such as slower growth of Chile’s main commercial partners, especially China, and uncertainty associated with various reforms presented by the Chilean administration appointed in 2014. This trend reversed in 2018, when the Chilean economy managed to grow 3.9% on an annual basis. The GDP growth was mainly fostered by a strong recovery in investment spending, which increased 4.8% in 2018 and, to a lesser degree, a 3.7% growth in private consumption. In 2019, the local economy grew by only 1.1%, mainly as a result of the social turmoil that took place in Chile on October 18, 2019, which temporarily damaged the productive capacity, income-generating capacity and distribution networks of many economic sectors, resulting in decreased commercial activity and constrained working hours. These local events, coupled with the initial effects of the COVID-19 pandemic on our main trade partners’ economies, particularly China, Europe and the United States, battered the dynamics of some of our key export products. During 2020, the local economy was severely impacted by the aftermaths of COVID-19 on overall activity, primarily as a result of the long-lasting lockdowns imposed by the government in order to control the spread of the virus across the country, which translated into: (i) a spike in unemployment from 7.1% at the end of 2019 to a peak of 12.3% in the third quarter of 2020, converging to 10.3% at the end of the year, (ii) a 7.5% decline in private consumption, caused by the sharp decrease in disposable income and mobility restrictions, and (iii) an annual contraction of 11.5% in investment spending (gross fixed capital formation), since many investment projects were postponed in light of both uncertainty on the economic outlook, social distancing measures and lockdowns that impacted diverse economic sectors. These trends were mainly present in the second and third quarters of 2020, when GDP recorded an annual decline of 11.8% on average. However, by the end of the third quarter, economic activity began to recover as quarantines continued to be lifted and certain industries, like construction, restaurants and manufacturing, returned to more normal activity. Likewise, household spending experienced some recovery based on the fiscal aid package implemented by the Ministry of Finance that resulted in direct money transfers for individuals and the two pension fund withdrawals approved by the Chilean Congress. Accordingly, in the fourth quarter of 2020, the local economy posted an annual decrease of only 0.4%, which resulted in an annual GDP contraction of 5.8% in 2020. Although the effects of the COVID-19 pandemic on the local economy and most relevant economies worldwide, such as China, the United States and main European countries, have mostly subsided or significantly improved and the worldwide vaccination process is in progress, we cannot assure you that the dynamics of our economy and the economic growth of our key international partners will improve or return to pre-COVID-19 levels. Given the social developments described previously and the impacts of the COVID-19 outbreak in Chile, we cannot rule out that the Chilean economy could stagnate or even fall into recession during 2021, which could have a subsequent adverse effect on our business growth and the business growth of the Chilean banking industry in general.

Therefore, we cannot assure you that the local economy will grow in the coming years, as it has in the past, or that developments affecting the Chilean economy and the local banking industry will not materially affect our business, financial condition or results of operations. For more information, see “Item 5. Operating and Financial Review and Prospects—Operating Results—Impact of COVID-19 in 2020,” “Item 3. Key Information—Risk Factors—COVID-19 or any other pandemic disease and health events will affect both the global and the Chilean economy, our business or results of operations and could affect our financial condition” and “Item 5. Operating and Financial Review and Prospects—Trend Information—Impact of COVID-19.”

Currency fluctuations could adversely affect our results of operations, the value of our ADSs and any distributions on the ADSs.

The Chilean Government’s economic policies and any future changes in the value of the Chilean peso with respect to the U.S. dollar could affect the dollar value of our common stock and our ADSs. Given the floating exchange rate regime that exists in Chile, the Chilean peso has been subject to large fluctuations in the past and this trend could occur again in the future. According to information published by the Central Bank (“Dólar Observado”, which differs from exchange rate of accounting representation or market exchange rate), between December 31, 2019 and December 31, 2020, the value of the U.S. dollar relative to the Chilean peso decreased by approximately 5.3%, as compared to the increase of 8.4% recorded in the period from December 31, 2018 to December 31, 2019. Chilean trading in the shares underlying our ADSs is conducted in Chilean pesos. Cash dividends associated with our shares of common stock are received in Chilean pesos by the depositary, which then converts such amounts to U.S. dollars at the then-prevailing exchange rate for making payments in respect of our ADSs. If the value of the U.S. dollar increases relative to the Chilean peso, the dollar value of our ADSs, and any distributions to be received from the depositary, will decrease. In addition, the depositary will incur customary currency conversion costs (to be borne by the holders of our ADSs) in connection with the conversion and subsequent distribution of dividends or other payments. For more information, see “Item 10. Additional Information—Exchange Controls.”

Since we manage assets and liabilities denominated in foreign currency, our results of operations may be affected by fluctuations in the exchange rates between the Chilean peso and the U.S. dollar, or the Chilean peso in relation to other currencies, despite our policy and Chilean regulations related to the general avoidance of material exchange rate mismatches. In order to reduce the effect of exchange rate mismatches, we enter into foreign exchange derivative transactions, including both hedge accounting derivatives and trading derivatives, that hedge most of our exposure to foreign currency. As of December 31, 2020, our foreign currency-denominated assets and Chilean peso-denominated assets, which contain repayment terms linked to changes in foreign currency exchange rates, exceeded our foreign currency-denominated liabilities and Chilean peso-denominated liabilities, which contain repayment terms linked to changes in foreign currency exchange rates, by an amount of Ch$2,649 million, or 0.08% of our paid-in capital and reserves.

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

Our business growth, asset quality and profitability may be affected by political, legal and economic uncertainty, as well as social developments and the drafting of a new constitution in Chile.

Our operations are highly dependent on the Chilean political and social environment, as most of our customers and borrowers do business in Chile. Thus, our results of operations could be negatively impacted by unfavorable political and diplomatic developments, social instability or unrest, as well as dramatic changes in public policies, including expropriation, nationalization, international ownership legislation, interest rate caps and tax policy.

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

The social unrest also led to increased volatility in the Chilean stock market, with a significant correction of stock prices and a sharp depreciation of the Chilean peso against the U.S. dollar. Furthermore, share prices of local banks, including ours, suffered significant declines in the market, while bond spreads of local banks increased.

In response to the protests, the Government announced a social agenda intended to increase basic pensions, expand social health coverage, and reduce and stabilize tariffs for some public services, such as public transportation and electricity. To fund these initiatives, the Government and the opposition reached an agreement regarding a new tax reform that was passed by the Chilean Congress and enacted on January 29, 2020. Through various measures the reform aimed to levy higher taxes on high-income individuals, while alleviating the tax burden for lower-income segments. For more information, see “Item 5. Operating and Financial Review and Prospects—Operating Results—Income Tax and Item 10. Additional Information—Taxation—Chilean Tax Considerations”. Further, on November 15, 2019, the majority of the local political parties agreed on a process to draft a new constitution that will replace the current one dating from 1980. According to amendments approved by the Chilean Congress to the 1980 Constitution, this process was initiated by the referendum held in October 2020, in which two matters were voted on: (i) whether a new constitution should be drafted and if so, (ii) whether the convention for drafting the new constitution will be comprised of 50% Congress members and 50% non-Congress member elected citizens, or entirely comprised of non-Congress member elected citizens for this specific purpose. In the referendum, the choice for a new constitution obtained 78% of the votes and 79% of voters determined that a convention entirely comprised of non-Congress member elected citizens will draft the new constitution. The election for determining the composition of the convention body was scheduled to be held on April 11, 2021, however, since COVID-19 cases significantly increased during late February and March 2021, lockdowns and other measures had to be reinstated by the Chilean authorities, causing the election to be postponed to mid-May 2021. These elections will also appoint mayors, local councils and governors, and to avoid crowds due to COVID-19 restrictions, will be exceptionally held during two days. As for the procedure under which the new constitution will be written by the convention body, each new article must be approved by two thirds of the convention. This convention will be exclusively authorized to discuss and draft the provisions of a new constitution. The process to draft the constitution is expected to commence in July 2021, and may last up to one year from the date it is legally installed. The draft delivered by the convention must be ratified or rejected in a new referendum.

As mentioned, the referendum to vote for a new constitution was carried out in October 2020, in which the choice for a new constitution obtained 78% of the votes and 79% of voters determined that a convention entirely comprised of citizens will draft the new constitution. As a consequence of the recent developments relating to an uptick of COVID-19 cases, the April 2021 elections for mayors, local councils and governors and members of the convention were exceptionally postponed for May 15 and 16, 2021.

Based on the announcement of the social agenda, and subsequently due to the mobility restrictions implemented due to the COVID-19 pandemic, protests and riots declined during 2020 and were later resumed, to a lesser extent, by the end of 2020 and beginning of 2021. However, the social crisis produced by the COVID-19 pandemic also translated in isolated demonstrations. Accordingly, we cannot rule out an increase in past-due levels during 2021, or beyond, to the extent that the quality of salaried jobs decreases and that the economic outlook deteriorates in light of uncertainty around the new constitution or changes to the political and economic model. Amid this environment, our risk expenses could increase in the short-term, while our results of operations, and the results of the industry as a whole could be affected. Furthermore, economic activity could slow down, affecting loan growth across the industry and for us.

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

Current labor legislation defines a company’s minimum services and emergency teams by the applicable labor regulator after negotiations between a company and each labor union prior to the commencement of a collective bargaining process. As such, minimum services refer to those functions of a company which must continue to be provided during a strike because they have been determined to be essential to protect assets and facilities, to prevent accidents, guarantee public utility services, meet the basic needs of the population and prevent environmental damage or harm to health. A company’s emergency teams are made up of workers assigned by each union to fulfill such minimum services. As further explained in “Item 8 – Financial Information – Legal Proceedings – Setting of Minimum Services and Emergency Teams in Case of a Strike”, we challenged the minimum services and emergency teams that have been assigned to us, but our claims were not upheld, both by the labor authority and the labor courts. Therefore, in the event of futures strikes, we could face operational disruptions due to an inadequate number of minimum services and an insufficient staff for the emergency teams.

Since late 2018, the Chilean Government has presented three bills with the purpose of improving the Chilean pension system. These projects, which initially sought to improve the private pension funds system by increasing individual capitalization and enhancing the solidarity fund financed by common taxation, have extensively changed during the last two years, especially after the October 2019 social turmoil aftermath and the COVID-19 pandemic. The last bill was presented by the Chilean Government in March 2021, and, among other matters, (i) seeks to increase the number of people benefited by the solidarity fund; (ii) increases from 10% to 16% the compulsory individual contribution which must be paid by the employer (where 3% would be destined to individual capitalization and the other 3% to solidarity (despite discussions with the Chilean Government’s opposition which seeks to apply the full extra 6% to solidarity); (iii) increases the pensions of certain groups of low income pensioners by offering several benefits to them; (iv) creates new pension fund managers as non-profit seeking organizations; (v) mandates fund managers to return up to 20% of the fees charged to the contributors to the extent they suffer losses; and (vi) eliminates fees for the management of Chilean mutual funds.

Further, during the discussions between the Chilean Government and the Chilean Congress to reach an agreement on a feasible pension reform, as a result of the COVID-19 pandemic, two extraordinary withdrawals from the pension funds were permitted to anyone who had contributed to the pension fund system, each one up to 10% of the aggregated individual account available, but not exceeding UF 150 (equivalent to Ch$4.4 million as of March 31, 2021). As of the date of this annual report, a third withdrawal was passed by the Chilean Congress and enacted. This third withdrawal allows withdrawals from the pension funds in similar terms as the previous two, and is expected to be implemented during the following weeks.

With the information we have as of today, we are unable to predict the final content of the pension reform and therefore any potential adverse effects of this bill in our financial condition and results of operations cannot yet be ascertained. Should this bill come into effect, it may cause an increase in labor costs, including ours, and therefore, have an adverse effect on our financial and operational results. Since the pension fund managers usually invest a portion of the funds in certain banking debt instruments (for instance, bonds, time deposits), if the amount of funds available in the pension funds system decreases significantly, we may need to seek alternative funding sources, which could be more expensive and, as a consequence, may have an adverse effect on our financial condition and results of operations.

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

According to the CMF, under Chilean GAAP, as of December 31, 2020, we ranked second in the Chilean banking industry in terms of net income attributable to equity holders with a market share of 39.3%. As of the same date and excluding operations of subsidiaries abroad, we were the second largest bank in Chile in terms of total loans with a market share of 16.6%, the largest provider of commercial loans with a market share of 16.7%, the second largest provider of consumer loans with a market share of 17.3% and the third largest private sector bank in terms of residential mortgage loans with a market share of 16.3%. As for liabilities, excluding operations of subsidiaries abroad, we were the largest private bank in Chile in terms of current accounts and demand deposit balances (net of clearance) with a market share of 20.8% and, more importantly, we ranked first in current account balances held by individuals with a market share of 27.1%, both as reported by the CMF and as of December 31, 2020. Lastly, according to the Chilean Association of Mutual Funds, as of December 31, 2020, we were the largest provider of mutual funds management services in Chile with a market share of 24.2%.

As of December 31, 2020, we had:

●	total assets of Ch$45,550,960 million (approximately U.S.$ 63,985.1 million);

●	total loans of Ch$30,937,690 million (approximately U.S.$43,457.9 million), before deducting allowances for loan losses;

●	total deposits of Ch$24,066,770 million (approximately U.S.$33,806.4 million), of which Ch$15,167,229 million (approximately U.S.$21,305.3 million) correspond to current account and demand deposits;

●	equity (including net income, non-controlling interest and provisions for minimum dividends) of Ch$3,997,081 million (approximately U.S.$ 5,614.7 million);

●	net income attributable to equity holders of Ch$401,629 million (approximately U.S.$564.2 million); and

●	market capitalization of approximately Ch$7,333,840 million (approximately U.S.$10,302 million).

As of December 31, 2020, we had 13,134 employees and delivered financial products and services through a nationwide distribution network of 334 branches and 1,766 automatic teller machines (“ATMs”). Our ATMs are part of a larger network of 7,449 ATMs operating in Chile, of which 4,757 ATMs operate under a network managed by Redbanc S.A., a company we partly own along with eight other private sector banks.

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

During 2017, we were first in terms of net income and profitability within the local banking industry, with a market share of 26.1% and a ROAE of 19.3%, both under our internal reporting policies. These achievements were attained during a difficult economic landscape, which resulted in a significant slowdown of the corporate lending business that impacted certain macroeconomic indicators such as unemployment, which adversely affected the credit quality of our personal banking business. Amid this environment, we maintained our customer-centric approach and focused on developing new ways to enhance the customer experience by expanding our service offerings, business platforms and benefits to our loyalty program. For example, we launched a new website for companies, aimed at serving corporates, other large companies and SME customers. Similarly, we created a new mobile application and upgraded existing ones. We released “MiInversion” which serves as a portfolio management platform for retail customers and developed new functionalities for the MiBanco application. We believe remote channels are the future of banking and are continuously promoting their use among customers while seeking new solutions to offer banking products through mobile or internet technologies. This strategy boosted demand for mobile and internet services that during 2017 reflected increases of 78% and 11% in monetary transactions using these means, respectively. In addition, our enhanced loyalty program added new alliances with two airlines and negotiated access to a VIP lounge for customers at the Santiago airport. These initiatives continue to demonstrate our commitment to superior customer service and have allowed us to obtain a 73.3 % average net promoter score in 2017, as measured by a syndicated study conducted by Consultores Asociados de Marketing Cadem S.A., or “CADEM,” the highest among our relevant peers. We also undertook transformational changes by assessing relevant processes in terms of efficiency, cost control and operational risk. We believe these actions are necessary to maintain our market leading position in an increasingly competitive banking industry. Lastly, we received recognition for our business performance and digital strategy including being recognized as the Best Bank in Chile, Best Digital Bank for Companies in Chile and Best Sub-Custodian Bank in Chile by Global Finance and being named the Best Mobile and Digital Bank in Chile and the Best Investment Bank in Chile by Global Banking & Finance Review.

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

In 2019, we achieved significant accomplishments, all of which were aligned with our long-term strategy, while maintaining a clear focus on our customers’ needs. For example, we began the year signing a long-term, exclusive partnership for life and non-life insurance products with an international insurance company. We expect this partnership to provide our customers with a wide array of insurance solutions, as well as give us the ability to offer products with an excellent price-to-quality ratio. Additionally, we entered a commercial alliance with a local Chilean retailer, allowing us to expand our ATM network by 22.5% on average in Chile during 2019 when compared to 2018. Through these initiatives, we maintained our position as a market leader in fee-based income in 2019, while significantly widening the competitive gap with followers in the industry. During 2019, we also continued our strategic objectives by defining and working to meet specific goals and improving our customer proximity in order to better meet their needs. To this purpose, we continued to deploy our digital transformation strategy by implementing a digital onboarding for customers seeking to remotely open a checking account. We continued developing our new service model to unify customer service under CrediChile and Banco de Chile brands through merging several branches. Through these initiatives, we continued being an industry leader among major banks in service quality, holding a net promoter score of 72.5% as of December 31, 2019 according to a syndicated study performed by ProCalidad.

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

In 2020, our main achievements were related to both adapting our operations and processes to the contingencies produced by the COVID-19 pandemic, while being able to successfully overcome the financial challenge posed by the economic crisis caused by the pandemic. In order to continue adapting our operations to the increasing demand for remote settings and faster services from our customers, while still addressing the effects of mobility restrictions and lockdown, during 2020 we emphasized the importance of digital transformation within our organization. First, we enhanced some of our main mobile applications (MiBanco and MiPago) and our online websites for individuals, by optimizing their security protocols while providing better and more organized content to improve the user experience. In addition, one of the most important milestones of the year was the launch of the FAN account, our fully digital onboarding bank account that promotes financial inclusion among all income segments. This initiative should allow us to strengthen our market-leading position in demand deposits, as reflected by a market stake of 27.1% reached in demand deposit account balances held by individuals as of December 31, 2020 (excluding operations of subsidiaries abroad). As a consequence of these efforts on digital transformation, we were rewarded and recognized as the Innovative Digital Bank of the Year in Chile by The European magazine. Also, during 2020 we continued implementing our dual service model for branches, while modernizing them in order to comply with the sanitary restrictions as a result of the COVID-19 pandemic. These actions, coupled with a set of other measures taken in order to guarantee our operational continuity, led us to being recognized as the leading bank in Best Service Quality in 2020 according to Adimark. Moreover, during the course of the year we improved our organizational structure by creating the Productivity and Efficiency Division, which aims to accelerate the implementation of initiatives intended to optimize our operations while identifying new opportunities to improve diverse processes. Likewise, we continued to reinforce our cybersecurity structure by creating three subdivisions in order to better cope with new challenges that digital transformation poses: (i) the Cybersecurity Operations unit, (ii) the Intelligence and Response unit, and (iii) the Detection and Containment unit.

Throughout 2020, we also deployed the National Support Plan in order to support our customers that have been affected by the COVID-19 pandemic. This initiative included the possibility of rescheduling up to six installments of consumer, residential mortgage and commercial loans while reprogramming their credit card debt, as well as a special support program that granted government-guaranteed working capital loans to SMEs and Large Companies clients. As of December 31, 2020, we had granted nearly Ch$1,890,000 million in these secured loans, representing a 6.1% of our total loan portfolio. Also, as of the same date, we had rescheduled approximately Ch$414,155 million of installments of consumer, mortgage and commercial loans.

In 2020, our results were undoubtedly affected by a deteriorated economic landscape caused by the COVID-19 pandemic. This context translated into downward trends in local and foreign interest rates, lower transactionality, reduced demand for loans and increasing unemployment, that led to a decline in customer income and a spike in risk expenses. However, due to our prudent risk policies, strict cost control and a proactive management of our Treasury and Money Market Operations business segment, we were able to deal with this challenge by posting a year-end net income attributable to equity holders of Ch$401,630, equivalent to a ROAE of 10.1%. Lastly, due to the establishment of additional allowances and the increase in equity during 2020, we had the strongest Capital Adequacy Ratio among major local banks, posting a year-end 16.0% BIS Ratio.

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

In 2020, it became clear that the acceleration of our digital transformation was critical to remain competitive in this challenging industry. Since the beginning of the COVID-19 pandemic in our country, we have been continuously identifying upgrades in our models, processes and platforms in a year where our customers are increasingly demanding less physical contact, while still receiving fast, flexible and reliable services. In this context, in September 2020, we officially launched the FAN account, a 100% digital debit account for individuals. Moreover, we continued to migrate our Middle Market Companies to Banconexión 2.0, the online transactional platform for companies. Furthermore, this platform was used to grant government-guaranteed working capital loans to SMEs and Middle Market Companies, related to the Fondos de Garantía para el Pequeño Empresario (“FOGAPE”) program, which coupled with the National Support Plan that provided funding to our customers during the difficult times of the COVID-19 pandemic. In addition, an increased number of employees working at home compelled us to improve our cybersecurity protocols, such as the implementation of the Authentication Enrollment (MFA) platform that allows our collaborators to authorize their login to the Bank’s software through their personal smartphones. Furthermore, we updated our main website and both MiBanco and MiPago mobile apps, by improving their structure, security protocols and graphics, in order to offer an optimized and unified web view within our digital channels. Lastly, we also advanced in the implementation of “Pricing Empresas,” a pricing model for companies that seeks to improve our management and customer segmentation, as well as implementing a new module in the Murex system associated with collateral management for derivatives.

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

SAOS fully repaid the Central Bank subordinated debt on April 30, 2019 using the proceeds of the dividend it received from us from our net distributable earnings for the year ended December 31, 2018. As a consequence of such full repayment, SAOS was dissolved, SM-Chile began a liquidation process and Banco de Chile’s shares previously owned by SM-Chile and SAOS were distributed to our shareholders. As a consequence, LQ Inversiones Financieras S.A. and Inversiones LQ SM Ltda, increased their direct ownership in Banco de Chile, from their prior shareholdings of 27.18% and 0.29%, respectively, to 46.34% and 4.81% in each case. Similarly, other shareholders of SM-Chile became our shareholders, which significantly increased the public float of our stock. As of December 31, 2019, only SAOS had been fully dissolved. As of April 23, 2021, the liquidation process of SM-Chile was in progress and is expected to end by 2025. For more information, see “Item 7. Major Shareholders and Related Party Transactions–Ownership Structure.”

As a result of the full repayment of the Central Bank subordinated debt, LQ Inversiones Financieras is now the major direct shareholder of Banco de Chile with a shareholding of 51.15%, as of April 23, 2021. See Item 7. Major Shareholders and Related Party Transactions—Ownership Structure and Item 7. Major Shareholders and Related Party Transactions– Major Shareholders.

Capital Expenditures

The following table sets forth our capital expenditures in each of the three years ended December 31, 2018, 2019 and 2020:

	For the Year Ended December 31,
	2018		2019		2020
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$)
Computer equipment	Ch$	12,702	Ch$	28,117	Ch$	20,658
Furniture, machinery and installations		2,409		2,656		1,510
Real estate		12,589		12,555		6,303
Vehicles		365		184		‒
Subtotal		28,065		43,512		28,471
Software		23,512		20,928		18,631
Total	Ch$	51,577	Ch$	64,440	Ch$	47,102

Our budget for capital expenditures for 2021 amounts to approximately Ch$84,448 million, of which expenditures in information technology investments represent 63%, while infrastructure projects represent the remaining 37%. The budget for capital expenditures is in line with our mid-term strategic priorities of improving our efficiency and enhancing our customer service capabilities with a firm focus on digitalization. These capital expenditures will be principally financed by cash on hand and long-term debt financing.

Among the budgeted expenditures for information technology, 44% corresponds to new and ongoing IT projects undertaken by Banco de Chile, which are intended to provide us with business solutions for customers, technological stability, improvements in productivity, enhancements in our communication network and cloud as well as reinforced cybersecurity infrastructure and systems. Of the remaining 56% budgeted for IT expenditures, 19% relates to the development of applications in order to provide us with digital alternatives to deliver tailored solutions to our customers, 15% is intended for the renewal of our technological infrastructure, which includes further optimization of our nationwide ATM network, 9% is associated with the technological renovation of several of our branches due to the new customer service model, another 6% consists of investments in technological equipment and system improvements to be carried out by certain subsidiaries and the remaining 6% is aimed to help fulfill regulatory requirements.

Our 2021 infrastructure expenditures budget includes disbursements associated with the transformation and consolidation of our branch network as a result of a new customer service model we are deploying in some of our locations (60%), renovation and restoration of our corporate buildings (16%), general maintenance investments (14%), reconstitution of infrastructure related to contingency issues (9%) and other initiatives related to subsidiaries and security expenditures (1%).

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

In 2020, we received diverse distinctions due to our strong brand recognition within the banking industry. Among these awards, we ranked first among local banking brands in “Most Valuable Brand in Chile”, according to a study conducted by BrandZ, and “Marca Ciudadana 2020”, a poll conducted by CADEM.

Business Scale and Leading Market Position

We are one of the largest financial institutions in Chile and a market leader in a broad range of financial products and services within the Chilean financial system, as listed in the following table:

	As of December 31, 2020
	Market Share	Market Position
Total Balances of Demand Deposits and Current Account (1)	20.8%	1st
Current Accounts Balances held by Individuals	27.1%	1st
Mutual Funds (Assets Under Management)	24.2%	1st
Net Fees and Commissions Income	22.5%	1st
Net Income of Securities Brokerage Subsidiary (2)	27.0%	1st

Source: Chilean Association of Mutual Funds and the Financial Market Commission (“CMF”).

(1)	Excluding operations of subsidiaries abroad and net of clearings among private banks.

(2)	Including the whole market and not only subsidiaries of local banks.

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

In addition, in recent years we have focused on further penetrating the retail banking market through diverse value offerings intended to cover our target demographics and enterprises. Therefore, in recent years we have prioritized the expansion of our residential mortgage portfolio and our presence in transactional services such as credit cards, current accounts and demand accounts, as we believe they are effective means to build long-term relationships and customer loyalty, while increasing cross-selling opportunities. For this reason, through our Individual and SME Banking Area, we aim to lead the market in services offered to high, medium and low income individuals for whom we have developed an attractive and complete portfolio of financial services, including a full range of wealth management services through one of our subsidiaries. We supplement these value offerings with specific proposals for SMEs, which in recent years has coupled with value offerings satisfying small scale entrepreneurs’ financial needs and individual customers in outlying districts seeking deposit and transactional solutions. This broad variety of services has also enabled us to lead the Chilean market in terms of income from fees and commissions.

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

Broad and Diversified Customer Base

We believe that we have one of the largest customer bases among financial institutions in Chile. In recent years, we have been able to expand our customer base by providing attractive and tailored value offerings based on continuously improving segmentation and by applying sophisticated business intelligence tools. As of December 31, 2020, we had approximately 1,325,000 core clients, which had at least a current account or a loan outstanding with us. However, in regards to main banking products, we serve a broader customer base composed of 1,092,000 borrowers, approximately 1,000,000 current accounts holders, approximately 143,900 time deposit holders, approximately 113,000 saving account holders and approximately 1,237,000 credit card account holders.

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

We are present in all regions of Chile and strive to be accessible to every Chilean customer through our large branch network as well as non-physical contact channels. As of December 31, 2020, we had a nationwide branch network of 334 branches, the largest in Chile among private sector banks, according to information published by the CMF. This network is composed of 245 branches under our “Banco de Chile” brand name, 41 branches under our “Banco Edwards Citi” brand name and 48 branches under our “Banco CrediChile” brand name. However, these branches are involved in an integration process, which aims to optimize our branch network by consolidating our “Banco CrediChile” branches under the “Banco de Chile” brand name. We believe that our branch network enables us to develop close relationships with our customers and therefore we are constantly assessing new branch locations throughout Chile.

We have also complemented our branch network with non-physical remote channels, such as ATMs, internet-based online platforms and mobile banking applications. As of December 31, 2020, we had 1,766 ATMs throughout Chile and we provided our customers with specialized internet websites for each of the segments we target, coupled with diverse mobile banking applications, including MiBanco, MiBeneficio, MiCuenta, MiPago, MiPass, MiInversion and MiSeguro. During 2020, 80% of the total transactions (monetary and non-monetary) carried out by customers and non-customers in our distribution channels were performed through non-physical remote channels.

Competitive Funding Structure

We believe that we have a cost effective and highly competitive funding structure based on our leading market position in current accounts and demand deposits, especially among individuals. According to the CMF, as of December 31, 2020, with a 27.1% market share, we ranked first within the Chilean banking industry in current account and demand deposits held by individuals. Similarly, as of that same date and excluding operations of subsidiaries abroad, we were the second bank in Chile in terms of total balances of non-interest bearing current accounts and demand deposits representing 20.8% of the industry (net of clearing), as reported by the CMF. Also, our total balances of current accounts and demand deposits represented 32.9% of our funding structure as of December 31, 2020 (under Chilean GAAP), as compared to the 25.2% reported by the Chilean financial industry as a whole, excluding Banco de Chile. In addition, we have a solid base of funding from retail customers, who held demand deposits and time deposits that jointly represented 42% of our total funding as of December 31, 2020. This characteristic provides us with a stable source of funding that is reflected by a 30-day moving average renewal rate of retail time deposits which reached around 80% as of December 31, 2020.

We are constantly striving to diversify our liability structure in terms of sources, types of instruments and markets with the aim of maintaining a competitive cost of funding and improving our liquidity. In this context, in 2020 we were less active than previous years (particularly in the second half of the year) in terms of long-term debt placement in both local and overseas markets. This decrease in debt issuances was a result of lower funding needs due to a moderate loan growth, a strong surge in current accounts and demand deposits and borrowing from the Central Bank associated with the liquidity program implemented to ensure liquidity in the local market while promoting lending during the COVID-19 pandemic, which allowed us to finance commercial loans to SMEs and Middle Market companies while funding needs from individuals. As a result, in 2020 we carried out the debt placements amounting to approximately: (i) U.S.$ 280 million (denominated in UF) within the local market, with maturities ranging from seven to eight years, (ii) U.S.$ 46 million in Australia with a tenor of 15 years, and (iii) U.S.$ 781 million in commercial paper Trade Finance transactions (outstanding balance of approximately U.S.$ 141 million as of December 31, 2020).

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

Superior Asset Quality

We are one of the Chilean financial institutions with the highest credit quality and the healthiest loan portfolio in Chile. We believe this asset quality is the result of our well known prudent risk management approach and accurate credit risk models that are continuously being updated and have enabled us to maintain relatively low levels of past due loans (loans 90 days or more past due) and high coverage indicators over the last few years. According to the CMF, and under our internal reporting policies, as of December 31, 2020, we had a delinquency ratio (loans 90 days or more past due as a percentage of total loans) of 0.97% which was well below the industry average delinquency ratio of 1.70% posted by the Chilean banking industry (excluding Banco de Chile) as of the same date. Additionally, according to data published by the CMF, as of December 31, 2020, we had a coverage ratio (allowances for loan losses over loans 90 days or more past due) of 249.5%, which was well above the industry average coverage ratio of 163.2% as of the same date (excluding Banco de Chile).

Over the last years, the utilization of business intelligence tools has also contributed to an improvement in our credit risk management. In this regard, during 2018 we successfully re-launched our pre-approved loan program through which we target a select group of retail customers to help them meet their borrowing needs depending on their life cycle stage and credit profile. During 2019, we successfully added SMEs to the pre-approved loan program, which enabled us to maintain solid growth rates in this segment with contained credit risk. In 2020, we also adjusted and implemented new admission protocols for the credit granting process considering an economic landscape of higher uncertainty, increased unemployment and lower disposable income of our customers. In addition, we continued to implement “Pricing Empresas,” our pricing model for companies.

International Coverage

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

Our mission and vision commit us to all of the diverse stakeholders related to our business, including customers, employees, investors and the community. Thus, our vision is shared and internalized by all areas across the corporation, senior management and the board of directors while also constituting the basis for our strategic objectives. This vision requires initiatives to achieve comprehensive excellence in management, with customer satisfaction as our major goal. For this reason, we apply high industry standards in information technology, business models and service quality, all of which are summarized by the value creation cycle below:

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

We firmly believe that there is room to grow in retail banking. Although Chile’s per capita GDP has increased fourfold over the last 30 years, banking penetration is still below that in developed countries, particularly in relation to residential mortgage and consumer loans. In fact, as of December 31, 2020, the loan book of the Chilean banking industry (excluding operations of subsidiaries abroad) represented 93% of Chilean GDP. As of the same date, mortgage and consumer loans represented 29% and 11%, respectively. On the other hand, according to the CMF, as of December 31, 2020, we had market shares of 16.3% and 17.3% in residential mortgage loans and consumer loans, respectively, both behind the market leader by 5.23% and 4.30% in each case. Given the fierce competition in the Chilean banking industry, in order to take advantage of these opportunities, we are continuously developing innovative products and services to diversify our revenue sources. Accordingly, we have strived to build comprehensive value offerings for our retail segment in order to continue enhancing our fee-based income by promoting digitalization of products and services provided to these customers while improving benefits related to our customer loyalty programs.

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

●	Main Achievements in 2020

(1)	Leading Position in Demand Deposits

Our funding structure is one of our most important competitive advantages. In 2020, we continued to lead the industry among private banks in current accounts and demand deposit accounts by recruiting approximately 76,000 new current account holders. This recruitment led to a 3.4% customer base growth. Further, we achieved solid growth in the premium account holders base, which are accounts that have the highest average balance per current account in the local banking industry. We also benefited from a flight-to-quality effect during the year, amid the uncertainty produced by the COVID-19 pandemic among our customers, which is supported by our superior credit rating and reputation, based on a strong soundness image.

Accordingly, we reached Ch$15,167 million in year–end demand deposit account balances in 2020, which denoted a significant increase of 33.9% as compared to 2019. As of December 31, 2020, we held a market share of 20.8% in total demand deposit account balances within the industry, excluding the operations of subsidiaries abroad, which places us as the second largest bank in Chile. More importantly, we held a market share of 27.1% in personal banking based on account balances, ranking first in the industry.

(2)	Launching of FAN Account

Over the last years, digital transformation has been steadily increasing its importance within the Chilean banking industry, a trend that was undoubtedly accelerated during 2020 because of the health and social contingencies derived from the COVID-19 pandemic. In order to be aligned with our customers’ needs in these challenging times, we have made several cultural changes within our organization, which includes the introduction of new financial products, services and technologies. By doing so, we expect to achieve sustainable growth in the coming years and to improve both our processes’ efficiency and the consumer experience with the Bank.

In this context, in the second half of 2020, we launched the FAN account, our full digital debit account for all individuals. This account may be digitally opened by the individual without having to visit one of our branches, with no paperwork but still subject to our strict account approval processes. Additionally, the FAN account permits holders to perform local and international purchases with no entrance or maintenance fees, which pursues to promote financial inclusion. Also, the FAN account holders have access to all discounts, benefits and platforms offered by the Bank to its customers. Based on these advantages, we have been able to attract new customers through FAN account. As of December 31, 2020, a few months after its launch, the FAN account had more than 150,000 users, strengthening our leadership in Demand Deposit Accounts (“DDAs”) among our peers. More importantly, 87% of these new clients are 50 years old or younger, which is aligned with our strategy of expanding our brand and reaching the younger segment.

(3)	Advances in Digital Banking

In 2020, we have increased the use and development of new digital and remote channels in order to offer our customers tailored and timely services in order to meet their needs and also to preserve a long-term relationship with them.

Thus, during 2020 we continued to enhance our digital and mobile banking services, offering a set of mobile applications: MiBanco, MiCuenta, MiPago, MiPass, MiSeguro, MiInversion and MiBeneficio. Particularly, we made upgrades in MiBanco and MiPago, most of them related to enhanced security protocols and updated graphics, in order to offer an optimized and unified view between our digital channels. We also updated our main internet platform by bringing more functionalities, integrating analytics tools and making our website’s interface more intuitive to allow clients to more easily navigate it. These improvements, coupled with the current social context, where we had to temporarily close some of our branches due to longstanding lockdowns and restrictions in social interaction imposed by local authorities to combat the spread of COVID-19, led to an increase in the use of our digital banking services. As a result, during 2020 our customers conducted 61.5 million monetary transactions using our mobile banking applications and 56.5 million transactions using our online website, reflecting 26% and 14% annual increases when compared to 2019, respectively.

In 2020, we also provided 100% digital solutions in the context of our Customer Support Plan. Nearly 320,000 consumer and mortgage loan debtors were benefited by rescheduling installments of loans, an initiative that was implemented entirely through our website and digital channels. Similarly, we granted government-guaranteed COVID-19 loans to SMEs and Middle Market units using the same channels. We believe that carrying out these critical initiatives in tough times for our customers strengthened our leadership in digital banking by providing updated and secured online platforms.

Additionally, in 2020 we continued to migrate our SMEs, large companies and corporate customer base to Banconexion 2.0, our new website for companies that aims to improve the customer experience by providing the highest cybersecurity standards within the banking industry. We expect to fully migrate our customer base to Banconexion 2.0 by the end of 2021.

As a result of these efforts, we were recognized as the Innovative Digital Bank of the Year in Chile by The European magazine.

(4)	Improvements in Service Quality

We are convinced that in a highly competitive industry such as the Chilean banking system, a customer-centric focus is critical to generating loyalty and creating long-term profitable relationships. We believe that our high service quality is a competitive strength that differentiates us from competitors and supports our long term strategy by responding to the preferences of our current and potential customers. Accordingly, we strive to continuously improve our relationships with customers by developing commercial strategies and value offerings aligned with their needs, as well as improving our response time and customer satisfaction indicators. Consistent with this view, during 2020 we continued to improve customer satisfaction by enhancing our commitment to service quality, improving existing and developing new online channels, such as our internet-based platforms and mobile applications, while promoting organizational changes intended to provide our customers with a more comprehensive approach.

These actions, coupled with an organizational culture oriented to customer satisfaction, allowed us to be the best bank among our peers in terms of service quality perception, by receiving 37% of positive mentions as compared to the 30% received by the second place bank, according to a study conducted by GFK Adimark.

During 2020, we emphasized our efforts to implement a complete digital package, by providing our customers efficient solutions and outstanding customer experience while simultaneously ensuring our business continuity in the context of social distancing measures and new regulations, such as the new financial portability law that facilitates customers to switch between banks. Based on these efforts, our customer attrition rate was only 2.1% in 2020, considerably lower than previous years. Further, our market–leading customer service contributed not only to a 7% decline in customer complaints when compared to 2019, but also to diverse distinctions including the “National Customer Satisfaction Award” provided by ProCalidad for the third year in a row, the “Best Place to Work” by a poll of Chilean college students conducted by MERCO, the “Best Bank in Dealing with COVID-19 crisis” by IPSOS, “Outstanding Crisis Leadership” by Global Finance and the “Most Valuable Banking Brand” in Chile by Brand Finance.

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

We are continuously developing and optimizing internal processes in order to reduce and manage our expenses. During 2020 we continued to enhance our IT infrastructure in order to increase stability and efficiency for all of our customers. Over the last three years we invested a total of approximately Ch$124,548 million in information technology, mainly related to the acquisition of software and hardware, as well as internal developments to enhance current platforms or building new systems. Particularly, in 2020, we continued to disburse important financial resources in order to reinforce our IT infrastructure in respect of cybersecurity matters, which included the purchase of systems and equipment. We firmly believe that investment in IT and cybersecurity tools are the best way to improve our operating efficiency and enhance security standards while properly meeting our customers’ needs, which are increasingly linked to digital channels. For more information see “Item 4. Information on the Company–Capital Expenditures.”

In terms of cost control, during 2020 our cost base posted a 2.7% annual decrease when compared to 2019, mainly as a result of: (i) a comparison base effect due to higher expenses in 2019 related to organizational restructuring and special bonuses granted to the Bank’s staff for their customer commitment during the social turmoil in October 2019, (ii) non-recurring fixed-asset maintenance expenses during 2019 explained by infrastructure damage due to the social protests in Chile, (iii) the internalization of core developments in order to improve efficiency, which translated in lower outsourced services and external advisory, (iv) decreased personnel expenses associated with the effects of the COVID-19 pandemic, which caused decreased variable compensation and other benefits, and (v) cost effective marketing campaigns deployed during the year in line with our efficiency initiatives. As a result, our cost base is aligned with our strict cost control policy that has been deployed across our corporate structure. With respect to operating efficiency, our cost-to-income ratio slightly increased from 45.0% in 2019 to 45.4% in 2020, explained by lower operating revenues. For more information, see “Item 5. Operating and Financial Review and Prospects–Results of Operations for the Years Ended December 31, 2018, 2019 and 2020–Operating Expenses.”

●	Main Achievements in 2020

(1)	Business & Risk Intelligence

Over the last years we have focused on developing diverse business intelligence tools in order to better serve current customers while attracting new potential clients. During 2020, we continued to develop this strategic pillar by deploying new and enhancing existing analytic tools, which have permitted us to optimize and make our commercial processes and campaigns more efficient while providing our customers with tailored and timely value service and product offerings.

Throughout 2020, we continued to enhance our CRM system and sales platform, as well as the Pricing 360° model, which aims to improve our pricing management according to our customers’ risk profiles. In our branches, we continued upgrading our service model by implementing self-service platforms, optimizing the process to offer timely service and re-adapting our branch network in compliance with the sanitary restrictions imposed by the Chilean health authority. Following these actions, we began to see the positive impact of the new E360° platform, a commercial tool that allows our account officers to effectively standardize all commercial processes, efficiently manage marketing campaigns and tracking their promises made to clients.

In 2020, the implementation of financial portability regulations posed as a great challenge to the Bank. In order to increase customer retention and to remain competitive in an industry that is being progressively disrupted by new technologies, we designed an internal model and a new platform that will allow us to implement differentiated strategies depending on consumer segmentation.

(2) Branch Network Optimization

We firmly believe that remote channels are the future of banking, particularly amid new regulatory requirements, intensified competition, the entry of new banking players and higher reputational exposure, all of which translates into higher costs. Similarly, customers are increasingly demanding new and innovative distribution channels and visiting branches less, given lack of time, but mostly due to the massive use of internet and the fast adoption of smartphones. In 2018, these trends led us to undertake financial and strategic analyses aimed at revising our entire branch network in terms of profitability, location, layout and services offered through these channels. In 2020 we continued to deploy this analysis by considering demographic change, physical coverage, and customers’ profiles, among other topics. In this regard, our dual service model strategy includes the integration of the CrediChile network and nearby offices, which are in new locations where Banco de Chile did not previously have a presence. Through these means, we are able to provide superior and tailored local solutions, as well as reduce operational costs.

As a result, we reduced our branch network from 353 locations in 2019 to 334 locations in 2020. Most of this decrease was related to our efficiency and branch optimization program. We expect to continue revising and optimizing our nationwide branch network during 2021.

(3) Enhancement of Cybersecurity Capabilities

In 2020, approximately 80% of our customers’ transactions were carried out through our digital platforms (including smartphones and website). This imposes new challenges related to cybersecurity. As part of the efforts to improve our cybersecurity risk management, we created the Cybersecurity Division in June 2018, which replaces our former Technological Security Area. The new division is the first line of defense and is in charge of mitigating and managing cybersecurity threats. The new division’s mission is to build the new Banco de Chile Cybersecurity Center, which is expected to enable the division to undertake actions and develop projects that were formerly outsourced. The division is composed of two areas, the Cybersecurity Engineering Area and the Cyber defense Area, in addition to diverse units that are focused on managing projects aimed at improving our cybersecurity protocols and procedures.

Safeguarding our customers’ information will continue being a considerable challenge for the years to come, especially given the fluctuating background that involves cybersecurity and the acceleration of our digital transformation process due to the COVID-19 pandemic. In order to meet our clients’ needs, during 2020 we reinforced the structure of our Cybersecurity Division by creating three subdivisions: (i) the Cybersecurity Operations unit, (ii) the Intelligence and Response unit, and (iii) the Detection and Containment unit. The purposes of these units include the monitoring, detection, response and containment of cyber threats that could affect our processes, services and critical products. Additionally, we formed the Cyber Risk unit, tasked to strengthen the comprehensive management of cybersecurity risks. We also integrated the Technological Risk Area into the Cybersecurity Division, formerly part of the Global Risk Control Division.

Moreover, in 2020 we took other actions, such as the reinforcement of the telecommuting model that allowed our entire organization to work from home securely by following the cybersecurity protocols and standards defined by the Bank, including the incorporation of authentication processes mentioned previously. Also, we continued to implement new technological platforms while updating cybersecurity processes and protocols. Also, we maintain an active talent attraction strategy in order to promote a cybersecurity culture across the company and spread knowledge and developing competences that all of our employees should have with respect to cybersecurity. Through our digital channels, the division also conducted diverse awareness campaigns and e-learning security standards for managing sensitive information and training activities in order to prevent information leakage. The division also enhanced the authentication process, while reducing internal incident response times.

During 2020, the Bank did not receive any complaints related to cybersecurity breaches.

(4)	Operational Continuity Plan

During 2020, we re-adapted our main employee-related strategies in order to deal better with the impacts of COVID-19 on our daily operations. First, we implemented the Operational Continuity Plan, which aims to ensure the stability of our services and to provide a safe environment to both our customers and employees. We began by creating a prevention plan for the higher risk employees that required them to work from home due to the pandemic, a plan that was eventually replicated for our entire staff. To address this transition, we focused on the safety of our employees, the emotional support that we had to carry out, when necessary, and the maintenance of a close relationship between the Bank and its employees despite the physical distance. In line with this, we constantly encouraged our clients to utilize remote channels to reduce the number of people in our branches.

However, we are aware that this plan implicates new risks in terms of cybersecurity, and therefore have in parallel been reinforcing our platforms and other cybersecurity measures in order to ensure the highest standard in our operations. For instance, we implemented a set of remote trainings that clarified the Bank’s cybersecurity protocols, practices as well as pandemic-related initiatives, such as the explanation of signs placed in offices and branches in regards to sanitary measures.

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

●	Main Achievements in 2020

(1)	COVID-19 Support Plan

2020 was certainly a challenging year. Due to the longstanding quarantines and the social distancing imposed by health authorities because of COVID-19, both individuals and companies were significantly affected by a difficult social and economic scenario that stressed their financial condition. In this environment, we implemented the National Support Plan, a nationwide initiative that included a set of measures in order to relieve debt pressures for our clients by rescheduling their loan installments while providing interest-free financing in nominal terms. These initiatives may be summarized as: (i) the rescheduling of up to six installments of consumer and residential mortgage loans for individuals while reprogramming their credit card debt, which is to be paid after their last payment date, and (ii) the special government support program, FOGAPE, for companies that granted government-guaranteed working capital loans, particularly focused on SMEs clients.

The National Support Program also included a set of social measures to support the Chilean community, such as: (i) the acquisition of personal and healthcare items from local SMEs and microbusinesses that were distributed to eleven low-income nursing homes placed throughout Chile, (ii) the donation of 9,000 food boxes benefiting disabled, vulnerable and elderly people, (iii) the delivery of medicine kits to 42,000 houses in Santiago, (iv) a 100% digital fair in support of our community that congregated more than 200 SMEs and entrepreneurs that offered their services through this initiative, (v) sanitary protection to 250 “Cajas Chile” locations, which included face masks and disinfectants in order to create a safe environment for customers when they have face-to-face interactions, and (vi) the donation of 20 medical equipment packages to the Regional Health Service in La Araucanía Region. Lastly, we were part of “Vamos Chilenos,” a nationwide solidarity campaign launched by Fundación Teletón in September 2020, with a main purpose to support vulnerable people that were affected by the pandemic.

(2)	Entrepreneurship Support and Financial Literacy

During 2020, in the normal course of business, we continued to support diverse social endeavors by collaborating with “Desafío Levantemos Chile”, which is a non-profit organization that aims to promote entrepreneurship throughout Chile and especially within lower income segments. Based on this partnership, we assist people and microbusiness affected by natural disasters occurred in Chile by donating both monetary and non-monetary resources to help re-establish entrepreneurs’ and families’ working capacity.

Due to the COVID-19 pandemic, the final stages of the fourth “Entrepreneur Challenge Contest,” which was a joint venture between Banco de Chile and “Desafío Levantemos Chile”, were carried out remotely for nearly 57,000 entrepreneurs, which was a record figure. Furthermore, in August 2020 we launched the fifth “Entrepreneur Challenge Contest”. This nationwide contest aims to promote those initiatives that incorporate social factors as drivers of entrepreneurship rather than only maximizing earnings. Accordingly, we convened micro entrepreneurs who incorporate a social and sustainable vision as part of their business activities through creativity and innovation. In 2020, more than 56,000 entrepreneurs participated in the contest, of which the six most innovative business concepts were rewarded in December 2020.

Also, with the aim of improving the quality of life of people and supporting micro entrepreneurs in their ventures, we held several workshops on Financial Literacy across the country, gathering over 4,600 participants during 2020. Further, in alliance with “Fundación País Digital,” we facilitated a free online platform (“Digital Finance Literacy”) for school teachers and students that congregated more than 3,400 users and 38 educational establishments as of December 31, 2020. The main objective of this program is to motivate people to change their consumption behavior, when necessary. Thus, we provide them with specific information and knowledge intended to improve their economic situation by promoting savings and avoiding over-borrowing.

(3)	Disability Inclusion

Our commitment to disabled people is permanent. During 2020 we worked once again alongside Teleton for its annual fund-raising campaign by putting our nationwide distribution network, which includes internet-based platforms and mobile applications for smartphones, in addition to other technological resources, at Teleton’s disposal. Unlike previous years, in 2020 we did not have physical locations in branches to receive donations due to the COVID-19 pandemic, which translated into a 100% digital fund-raising. We have been supporting the Teleton Foundation since its establishment 42 years ago, supporting disabled athletes and artists, and we continued to make important monetary donations to the Foundation.

During 2020 we continued to promote our Inclusion Policy across the corporation. This policy is intended to improve our knowledge of physical disability and develop higher sensitivity with respect to the treatment of disabled people. We believe this is the first step to improve the service we render to customers who experience this reality while providing our disabled employees with supportive workplace conditions and benefits. Under this approach, we continued to improve many branches for our disabled customers in order to make them fully accessible, while also setting up 464 self–service accessible devices with inclusive access and our entire ATM network in compliance with the Americans with Disabilities Act.

Additionally, we held the third season of Expo Inclusión, an inclusive recruitment fair through which we aim to strengthen our commitment to the disabled community, that was attended 100% digital via streaming this year. As a result, in 2020 over 1.4% of our staff had been identified as disabled, which is above the minimum required by the Chilean law. Moreover, we have continued to advance our plan of special benefits for our current disabled employees while implementing inclusive recruitment processes.

Unfortunately, due to the pandemic, we postponed the 28th annual wheelchair Banco de Chile Cup, which usually congregates more than 50 wheelchair tennis players from Argentina, Perú, Brazil and Chile, among other countries. However, we managed to implement other initiatives that benefited disabled people in a wide range of activities, such as: (i) our collaboration and sponsorship to recognized disabled athletes that represent Chile in various tournaments across the globe, (ii) the distribution of nearly 200 tablets to disabled students in Chile by means of the joint venture of our Insurance Brokerage subsidiary and Fundación Coanil, and (iii) a free online medical consultation for nearly 8,000 disabled people through a collaboration with “Red de Salud UC Christus”.

(4)	Corporate Volunteer Program

We continued to promote the participation of our staff in assisting people and organizations during emergencies through our Corporate Volunteer Program. Together with Desafío Levantemos Chile, we provide assistance to people and non-governmental organizations in the event of an emergency or natural disaster in our country by arranging fundraising campaigns, donating both monetary and non-monetary resources to help re-establish entrepreneurs’ and families’ working capacity or establishing working plans to aid affected areas. Our volunteers received basic training in various first aid techniques, were instructed in rescue procedures, protection and guidance for citizens, mitigation of losses in the emergency and providing support in reconstruction activities. However, because of the COVID-19 pandemic, we restricted the on-site aid of our collaborators and streamlined our sponsorship initiatives.

In 2020, our corporate volunteer team participated in a national campaign aimed at protecting and supporting homeless people during the coldest nights of the winter by providing them roughly 3,500 first-aid kits, which included jackets, gloves and winter caps. Also, our collaborators promoted “Navidad con Sentido,” a Christmas initiative that benefited over 6,800 disabled people, elderly adults and migrants. Lastly, in 2020 we participated for the second time in the Breast Cancer Awareness Campaign, in order to promote the awareness of this disease around the world, which translated into numerous activities that we carried out in October 2020 focused on our customers and collaborators.

Overall, during 2020 our corporate volunteer team participated in a wide range of volunteer services that aided more than 439,000 beneficiaries.

(5)	Environmental Sustainability

Environmental sustainability has become a crucial goal for us. Since 2015 we have deployed various programs and initiatives to mitigate the impact of our daily operations on the environment, including efficiently using energy, paper and water, reducing our Greenhouse Gasses (“GHG”) footprint, and utilizing sustainable transportation of our employees.

To advance these efforts, we launched the Carpooling program in the fourth quarter of 2019. Through a collaborative mobile application used by our staff, this program used carpooling to mitigate the impact of our employees’ daily commute on the environment. The Carpooling program helps to reduce both fuel consumption and GHG emissions. In 2020, however, due to the COVID-19 pandemic we suspended this initiative.

During 2020, we accomplished several goals planned for this year. In terms of total energy consumption, nearly 60% comes from air conditioning and heating equipment, 25% derives from lighting and computer equipment, while the remaining 15% is mainly due to office supplies. In order to improve our environmental sustainability in each category, in 2020 we managed to reduce our energy consumption by 12% (kWh/m2) when compared to 2019 (with sanitary restrictions playing a major role in this reduction).We also replaced 25% of our branches’ fluorescent lamps with LCD-based lights. Further, we cut our GHG footprint by 20,139 tCO2e, by approximately 28% on an annual basis, which was influenced by increased remote working due to the pandemic.

Additionally, we reduced our paper consumption by approximately 205 tons, which represents a 42% decrease from 2019. In this context, in 2020 we began the renewal of our multi-function printer network, where we expect to decrease the amount we print by approximately 50%, which should allow us to further reduce paper consumption within our organization in the coming years.

As a result of these initiatives, we were included in the Dow Jones Sustainability Indices due to our efforts and improvements made in social and environmental sustainability and corporate governance.

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

●	Main Achievements in 2020

(1) Talent Attraction

We firmly believe that talent attraction is crucial in order to achieve our medium-term goals. Consequently, we have devoted efforts over the last years in order to improve our participation in university fairs while strengthening our presence on social networks and reinforcing IT tools in order to expand our reach to prospective candidates. In 2020, we ranked first in the general ranking of “Merco Talento Chile 2020,” which awarded us as the best organization in the country in terms of talent attraction and retention. As of December 2020, our digital platform for talent attraction (www.quieroserdelchile.cl) gained more than 166,000 users.

(2) Other initiatives

We also seek to remain one of the most respected employers in Chile. We continue to strengthen our connection to our employees in order to align corporate values and goals with their career development and personal goals. In this regard, we have continued to focus on developing leadership capabilities and overall technical skills through approximately 913 training activities (760 of which were implemented through digital channels) that were attended by approximately 136,300 attendees. We believe these initiatives are aligned with our strategy and the professional development that our team aspires to achieve.

Ownership Structure

The following diagram shows our share ownership structure as of April 23, 2021:

Principal Business Activities

We are a full-service financial institution that provides, directly and indirectly through our subsidiaries and affiliates, a wide variety of lending and non-lending products and services to all segments of the Chilean financial market. Accordingly, for management purposes we organize our operations in the following four business segments:

The information related to our business segments presented in this section has been prepared in accordance with our internal reporting policies. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Results of Operations for the Years Ended December 31, 2018, 2019 and 2020—Business Segments” and “Item 5. Operating and Financial Review and Prospects—Operating Results—Results of Operations for the Years Ended December 31, 2018, 2019 and 2020—Summary of Differences between Internal Reporting Policies and IFRS” for a description of the most significant differences between our internal reporting policies and IFRS.

The following table sets forth information on the composition of our loan portfolio and our consolidated income before income tax in accordance with our internal reporting policies for the year ended December 31, 2020, allocated among our principal business segments:

	For the Year Ended December 31, 2020
	Total Loans		% Participation in Total Loans	Income before Income Tax(1)
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$, except percentages)
Retail market	Ch$	19,845,104	64.1%	Ch$	271,384
Wholesale market		11,063,716	35.8		187,318
Treasury and money market operations		–	–		64,936
Operations through subsidiaries		28,148	0.1		65,434
Other (adjustments and eliminations)		–	–		–
Total	Ch$	30,936,968	100.0%	Ch$	589,072

(1)	This net income breakdown is used for internal reporting and planning purposes and it is based on, among other things, our estimated funding cost and direct and indirect cost allocations. This breakdown may differ in some extents from breakdowns of our operating income for financial reporting and regulatory purposes. Separate information on the operations, assets and income of our financial services subsidiaries and affiliates is provided below under “—Operations through Subsidiaries.”

The following table sets forth our consolidated operating revenues in accordance with our internal reporting policies, allocated among our principal business segments, for the years indicated:

	For the Year Ended December 31,
	2018		2019		2020
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$)
Retail market	Ch$	1,203,682	Ch$	1,325,916	Ch$	1,231,554
Wholesale market		464,045		478,283		482,191
Treasury and money market operations		50,495		25,659		68,547
Operations through subsidiaries		170,051		199,611		177,931
Other (adjustments and eliminations)		(14,990)		(14,949)		(21,480)
Total Operating Revenues	Ch$	1,873,283	Ch$	2,014,520	Ch$	1,938,743

The following table sets forth a geographic market breakdown of our operating revenues in accordance with our internal reporting policies, for the years indicated:

	For the Year Ended December 31,
	2018		2019		2020
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$)
Chile	Ch$	1,888,273	Ch$	2,029,469	Ch$	1,960,223
Banking operations		1,718,222		1,829,858		1,782,292
Operations through subsidiaries		170,051		199,611		177,931
Foreign operations		—		—		—
Operations through subsidiaries		—		—		—
Other (adjustments and eliminations)		(14,990)		(14,949)		(21,480)
Total Operating Revenues	Ch$	1,873,283	Ch$	2,014,520	Ch$	1,938,743

Retail Banking Segment

Our retail banking segment serves the financial needs of individuals and small and medium sized companies through our branch network. As of December 30, 2020, our retail banking segment managed 286 branches operating under our “Banco de Chile” and “Banco Edwards-Citi” brand names and 48 branches within the “Banco CrediChile” network. As of December 31, 2020, loans granted by our retail banking segment amounted to Ch$19,845,104 million and represented 64.1% of our total loans as of the same date.

In terms of composition, as set forth in the following table, as of December 31, 2020 our retail segment’s loan portfolio was principally focused on residential mortgage loans, which represented 47.2% of the segment’s loan book. The remaining loans were distributed between commercial loans (32.8%) and consumer (19.9%).

	As of December 31, 2020
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$, except percentages)
Commercial loans	Ch$	6,158,794	32.8%
Residential mortgage loans		9,375,259	47.2
Consumer loans		3,951,051	19.9
Total	Ch$	19,845,104	100.0%

We serve the retail market through two different and specialized areas: (i) the Individual and SME Area and (ii) the Consumer Finance Area (or Banco CrediChile).

Individual and SME Area

The Individual and SME Area is responsible for offering financial services to individuals with monthly incomes over Ch$500,000 (or Ch$6.0 million per year) and to small and medium sized companies with annual sales of up to approximately Ch$2,000 million. This area manages the portion of our branch network operating under the brand names “Banco de Chile” and “Banco Edwards Citi” and had 286 branches as of December 31, 2020.

The strategy followed by the Individual and SME Area is mainly focused on sub segmentation, multi brand positioning, cross sell of lending and non-lending products and service quality based on customized service models for specific customer needs. Also, loyalty programs have been increasingly incorporated into our commercial targets for each sub segment and they have enabled us to increase the use of our credit cards and our fee-based income. In addition, the area’s operations count on the support of specialized call centers, mobile and internet banking services, along with a wide range of management tools that allow us to measure returns, the performance of cross sold products and the effectiveness of marketing campaigns. Similarly, over the last years the area has strengthened value offering for SMEs by promoting a close relationship, while accompanying entrepreneurs in the diverse stages of their life cycle.

During 2020, the Individual and SME Area focused on targeted growth opportunities while developing new business solutions and benefits for its clients in order to improve our customers’ experience. Additionally, because of the COVID-19 outbreak, we witnessed an unprecedented scenario where digital banking played a major role, which encouraged us to continue providing enhanced digital solutions in order to meet our customers’ needs, particularly in the context of the COVID-19 pandemic. For instance, in 2020 we provided the possibility to reschedule installments of consumer and residential mortgage loans for individuals while postponing their credit card debt at preferential rates. Similarly, we implemented our FOGAPE loan program focused on our SME segment, based on which we provided government-guaranteed working capital loans of approximately Ch$1,889,000 as of December 31, 2020, a figure that primarily explained the 26.7% annual advance in SMEs’ loan balances. These actions were a part of our National Support Plan, and our customers were allowed to apply for them completely through digital channels.

Moreover, as mentioned earlier, during 2020 we launched the FAN account, our new online onboarding bank account, which reinforced our leadership in both digital banking and demand deposit accounts. We believe that this new product will provide us new cross-selling opportunities because it focuses on attracting young customers in the whole range of income. Also, in regards to the new financial portability regulations, we designed new technologies allowing us to implement differentiated strategies depending on customer segmentation, which should allow us to attract new clients and to retain current customers by offering distinctive and tailored solutions. Further, in accordance with regulatory requirements, we created an additional and temporary account to allow our customers to receive their withdrawals from pension funds as approved by the Chilean Congress. Lastly, we continued the implementation of our pricing model for companies, which aims to improve our pricing management according to our customers’ risk profiles.

In 2020, the Individual and SME Area also achieved significant increases in lending and saving products. In this regard, throughout the year the segment’s customer base grew by approximately 76,000 new current account holders and attained record sales of new installment and residential mortgage loans granted to its customers.

As of December 31, 2020, the Individual and SME Area served approximately 1,059,370 core customers (those holding a current account or a loan outstanding) of which 928,604 were individuals and 130,766 were small and medium sized Chilean companies. This customer base resulted jointly in total loans granted to 848,639 borrowers, which included 133,676 residential mortgage loans debtors, 117,706 commercial loan debtors, 327,883 utilized lines of credit and 260,019 installment loans. As of the same date, the Individual and SME Area held 947,510 current accounts, 108,052 savings accounts and 301,026 time deposits.

As of December 31, 2020, loans granted by the Individual and SME Area amounted to Ch$19,263,683 million, which represented 62.3% and 97.1% of our total loans and loans granted by our retail market segment, respectively, as a whole. The following table sets forth a breakdown of the unit’s loan portfolio by lending product in accordance with our internal reporting policies, as of December 31, 2020:

	As of December 31, 2020
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$, except percentages)
Commercial loans
Commercial credits	Ch$	5,703,545	29.6%
Leasing contracts		515,209	2.7
Other loans		262,594	1.4
Total Commercial Loans		6,481,348	33.6
Residential Mortgage Loans		9,282,415	48.2
Consumer Loans
Installment loans		2,325,794	12.1
Credit cards		1,017,685	5.3
Lines of credit and other loans		156,441	0.8
Total Consumer Loans		3,499,920	18.2
Total	Ch$	19,263,683	100.0%

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

As of December 31, 2020, we had Ch$2,325,794 million in installment loans granted by our Individual and SME Area, which accounted for 58.9% of the retail market business segment’s consumer loans. Most of these installment loans are denominated in Chilean pesos and are payable on a monthly basis.

Residential Mortgage Loans

As of December 31, 2020, we had outstanding residential mortgage loans of Ch$9,375,259 million (under internal reporting policies considering the Bank as a whole), which represented 30.3% of our total loan book as of the same date. According to information published by the CMF, as of December 31, 2020, we were Chile’s third largest private sector bank in terms of year-end mortgage loans balances, accounting for approximately 16.3% of mortgage loans granted by the Chilean banking industry, excluding operations of banks’ subsidiaries operating abroad.

Our residential mortgage loans are generally denominated in UF and have maturities ranging from five to 30 years. As of December 31, 2020, the average residual maturity of our residential mortgage loan portfolio was 20.3 years. Originally, we funded our residential mortgage loans through the issuance of mortgage finance bonds, which are recourse obligations only to us with payment terms that are matched to the residential loans. Also, the mortgage finance bonds bear real market interest rates plus a fixed spread over the variable rate of the UF, which permits us to partially reduce our exposure to interest rate fluctuations and inflation. Chilean banking regulations allow us to finance up to 100% of a residential mortgage loan with mortgage finance bonds, based on the purchase price of the property securing the loan or the appraised value of such property. In addition, we generally require that the monthly payments on a residential mortgage loan not exceed 25% of the borrower’s household after tax monthly income, when the customer belongs to the low income population segment. However, that limit may be adjusted for the middle and high income population segments.

Over the last decade, we have also promoted the expansion of Mutuos Hipotecarios, a mortgage lending product, which is not financed by mortgage finance bonds, but instead through our general funds. As of December 31, 2020, our residential mortgage loan portfolio was principally composed of Mutuos Hipotecarios, as customers have preferred them due to their flexibility and simplicity (for instance the interest rate is known in advance by the customer, which is not the case for mortgage finance bonds that are traded in the secondary market and, therefore, subject to discounts), as they are easier to prepay and permit financing of up to 100% of the purchase price (as stated by the applicable local regulation), although banks limit such maximum financing portion based on internal credit policies and economic cycles, among others.

The following table sets forth the composition of our residential mortgage loan portfolio by product type:

	As of December 31, 2020
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$, except percentages)
Secured Residential Mortgage Loans(1)
Loans financed with Mortgage Bonds	Ch$	9,352	0.1%
Mutuos Hipotecarios		9,379,301	99.9
Total Secured Residential Mortgage Loans	Ch$	9,388,654	100.0%

(1)	Corresponds to the Bank’s total secured residential mortgage loans and not only those associated with the Individual and SME Area.

As shown above, as of December 31, 2020 residential mortgage loans related to Mutuos Hipotecarios represented 99.9% of our total residential mortgage loan portfolio, while the remaining 0.1% corresponded to mortgage loans financed with Mortgage Bonds. As of the same date, the Mutuos Hipotecarios portfolio had an average origination period of 6 years (the period from the date when the loans were granted to the specified date) . Conversely, as of December 31, 2020, loans financed with Mortgage Bonds had an average origination period of 19 years (the period from the date when the loans were granted). In terms of credit risk, in 2020, loans related to Mutuos Hipotecarios, as well as those financed with Mortgage Bonds, had low gross (before recoveries) credit risk ratios of 0.15% and 0.06%, respectively. It is important to mention that the residential mortgage loan portfolio financed with Mortgage Bonds is annually decreasing in an amount, and as a proportion of, the total residential mortgage loan portfolio because it is composed of old loans and the instrument is no longer offered by the Bank.

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

Credit–granting Requirements (in millions of Ch$, except percentages)
Requirements (in millions of Ch$, except percentages)
Loan–to–Value Ratio	≤ 80%	> 80%
New Customers (1)
Employed
Years employed	≥ 1 year	≥ 1 year
Monthly Income	≥ Ch$0.5	≥ Ch$2.1
Self-Employed
Years Employed (2)	≥ 2 years	≥ 2 years
Monthly Income	≥ Ch$0.5	≥ Ch$2.1
New Customers with a University degree (3)
Employed
Years employed	≥ 1 year	≥ 1 year
Monthly Income	≥ Ch$0.5	≥ Ch$0.9
Self-Employed
Years Employed(2)	≥ 2 years	≥ 2 years
Monthly Income	≥ Ch$0.5	≥ Ch$0.9

(1)	Refers to customers with or without university degree, who do not supplement income with a guarantor’s income.

(2)	In the case of self-employed customers, years employed refers to the minimum period of time in which the customer has filed annual tax bills with the Chilean Internal Revenue Service.

(3)	Refers to customers with university degree awarded by a group of universities according to our internal credit approval process.

During 2020, only 0.5% of the residential mortgage loans granted to our customers financed between 90% and 100% of the property value. Similarly, during 2020, loans financing between 75% and 90% of the property appraised value represented 49.2% of these loans, loans financing between 50% and 75% of the property value represented 41.8% of these loans, and loans financing less than 50% of the property value represented 8.5% of these loans. According to our prudent risk approach, we have been tightening our credit granting policy for residential mortgage loans by restricting the loan financing limit as a percentage of the property’s value, although higher financing may be granted to longstanding customers within specific segments. This explains the decrease in the share of residential mortgage loans that financed between 90% and 100% of the property value over the last years, from 14.9% in 2015 to 0.5% in 2020.

An additional feature of our mortgage loans is that mortgaged property sometimes, and under certain conditions, secures some of the mortgagor’s other credits with us, including installment loans and due balances associated with credit cards and credit lines. Our total amount of loans secured by real estate guarantees, their loan–to–value (LTV) ratio and their relative share in our total loan portfolio, as of December 31, 2020, are depicted in the table below:

	As of December 31, 2020
	Outstanding Balance		LTV(2)(3)	% of Bank’s Total Loans
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$, except percentages)
Secured Loans(1)
Residential Mortgage Loans	Ch$	9,388,654	61.3%	30.3%
Other than mortgage loans		1,023,990	17.3	3.3
Total Secured Loans	Ch$	10,412,644	68.0%	33.7%

(1)	Corresponds to the Bank’s total secured loans and not only those associated with the Individual and SME Area.

(2)	LTV ratio is computed as the amount of secured loans divided by the value of their associated collateral.

(3)	For other-than-mortgage loans, the LTV ratio is computed as the amount of the excess guarantee (after deductions) of the balance of the associated residential mortgage loans, as those guarantees are initially established in order to secure the residential mortgage loan.

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

In addition, the following table sets forth the composition of the other-than-mortgage loans secured by real estate guarantees:

	As of December 31, 2020
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$, except percentages)
Secured Other-than-Mortgage Loans(1)
Consumer Loans	Ch$	760,323	74.3%
Credit Cards		228,976	22.4
Credit Lines		34,691	3.4
Total Secured Other-than-Mortgage Loans	Ch$	1,023,990	100.0%

(1)	Corresponds to the Bank’s total secured Other-than-Mortgage Loans and not only those associated with the Individual and SME Area.

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

Credit Cards

As of December 31, 2020, we issued both individual and corporate Visa and MasterCard credit cards. In addition to traditional credit cards, our portfolio also includes co-branded cards. As of December 31, 2020, we had two loyalty programs or cobranding agreements, namely “Travel Club” and “Entel Visa”. Credit cards issued under these cobranding agreements supplemented the credit cards that we issued under the brand names Banco de Chile, Banco Edwards-Citi and Banco CrediChile. In addition, as of December 31, 2020, we offered 18 types of credit cards, targeting diverse types of segments and encompassing different benefits, including: Visa Corporate, Visa Corporate Signature, Visa Dorada, Visa Infinite, Visa Infinite Plus, Visa Internacional, Visa Platinum, Visa Platinum Pyme, Visa Pyme/Empresarial, Visa Signature, Visa Signature Entel, MasterCard Black, MasterCard Dorada, MasterCard Internacional, MasterCard Platinum, MasterCard Corporate and MasterCard Corporate Executive.

Two of our affiliates, Transbank S.A. and Nexus S.A., provide us with merchant acquisition and credit card processing services. As of December 31, 2020, Transbank S.A. had 11 shareholders (including us) and Nexus S.A. had five shareholders (including us), all of which were banks. As of the same date, our equity ownership in Transbank S.A. was 26.16% and our equity ownership in Nexus S.A. was 29.64%.

As of December 31, 2020, we had 1,237,430 valid credit card accounts, with 1,355,000 credit cards issued to individuals and small and medium sized companies, held by 1,040,502 customers (including credit cards issued by CrediChile). Total charges on our credit cards during 2020 amounted to approximately Ch$4,203,375 million, with Ch$3,780,340 million corresponding to purchases in Chile and abroad and Ch$423,036 million corresponding to cash withdrawals both within Chile and abroad. The amount of purchases made by our customers accounted for 15.9% of the total purchase volume of banks’ credit cards in 2020, according to statistics provided by the CMF. Similarly, our market share in terms of cash withdrawals and automatic bill charges were 18.3% and 16.0% as of the same date, according to the CMF.

As of December 31, 2020, our credit card loans to individuals and small and medium sized companies amounted to Ch$1,017,685 million and represented 25.8% of our retail market business segment’s consumer loans.

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

Commercial Credits

Commercial credits granted by our Individual and SME Area mainly consist of project financing, long-term financing and working capital loans granted to small and medium sized companies, which are denominated in Chilean pesos, UF and U.S. dollars and may bear fixed or variable rates of interest with average maturities of approximately four years (excluding non-residential mortgage loans). As of December 31, 2020, our Individual and SME Area had outstanding commercial loans of Ch$5,703,545 million, representing 28.7% of the retail banking segment’s total loans and 18.4% of our total loans as of the same date.

Leasing Contracts

Leasing contracts are financial leases for capital equipment and property. Leasing contracts may bear fixed or variable interest rates and they generally have terms that range from one to five years for equipment and from five to 20 years for properties. Most of these contracts are denominated in UF. As of December 31, 2020, our Individual and SME Area had outstanding leasing contracts of Ch$515,209 million, representing 2.6% of the retail banking segment’s total loans and 1.7% of our total loans as of the same date.

Lines of Credit

As of December 31, 2020 the Individual and SME Area had approximately 834.265 approved lines of credit to individual customers and small and medium sized companies. Also, the unit had outstanding advances to 327,883 individual customers and small and medium sized companies that totaled Ch$227.654 million, or 1.1% of the retail banking segment’s total loans and 0.7% of our total loans.

Our lines of credit for individual customers are generally available on a revolving basis, up to an approved credit limit, and may be used for any purpose. Advances under lines of credit are denominated in Chilean pesos and bear an interest rate that is set monthly.

Debit Cards

We offer different types of debit cards to our customers. Depending on their specifications, these cards can be used for banking transactions at ATMs that operate on the local network provided by Redbanc and the local network of merchants participating in the local Redcompra debit program. Also, our debit cards can be used internationally through the Visa International PLUS network or the international network of merchants associated with the Electron program. We name these debit cards depending on the card’s specific features and the link between the brand and target market which they serve. During 2020, we offered the following debit cards: Visa Infinite, Visa Estándar, Visa Signature, Visa Platinum, Visa Debit Business and debit cards for companies. As of December 31, 2020, according to monthly statistics provided by Transbank S.A., the Individual and SME Area held a 11.4% market share of debit card transactions (including debit cards issued by Banco CrediChile), which corresponds to approximately 166 million transactions throughout the year, according to the CMF.

Deposit Products

We strategically offer deposit products to increase our deposit-taking activities as a means of diversifying our sources of funding. We believe that the deposits of our individual customers provide us with a relatively low-cost, stable source of funding, as well as an opportunity to cross-market our other products and services. In this regard, we offer current accounts, time deposits and savings accounts to our individual customers. Current accounts are Chilean peso-denominated and the majority bear no interest (approximately 0.06% or 596 of our total current accounts are interest-bearing), and savings accounts are denominated in UF and bear a fixed-interest rate. Time deposits may be denominated in Chilean pesos, UF and U.S. dollars and most of them bear interest at a fixed rate with terms that range between seven to 360 days.

While demand has historically been focused on UF-denominated deposits during periods of high inflation, demand for Chilean peso-denominated deposits has increased in recent years as a consequence of lower and more stable inflation rates in Chile.

In the last years, we have seen an important increase in demand deposits. In fact, amid the high volatility and low interest rates observed in the financial markets throughout 2008 and 2009 (in line with monetary stimulus undertaken by central banks worldwide to overcome the financial crisis), we benefited from a flight-to-quality effect, since customers increasingly deposited their funds in their current accounts managed by us, particularly those denominated in Chilean pesos, as they preferred liquidity to investing in products with low profitability. A similar phenomenon has taken place over the last few years as a result of the Central Bank’s monetary stimulus plan in response to (i) Chile’s economic slowdown towards the end of 2013 and (ii) inflation below the Central Bank’s target. Hence, as low interest rates have prevailed in Chile since 2014 interest rates paid on Chilean peso-denominated saving accounts and time deposits have remained low. The same flight-to-quality effect mentioned earlier took place in the last quarter of 2019 and, more importantly, during 2020, as a consequence of the social unrest in Chile and the effects of the COVID-19 pandemic, respectively, when both uncertainty regarding the economic outlook and low interest rates motivated depositors to seek safer products and financial institutions, while maintaining enough liquidity in case of contingencies. This trend has encouraged investors to prefer current accounts balances over interest-bearing deposits. As a result, according to our management information system, annual average balances of current accounts and demand deposits managed by our Individual and SME Area increased by 10.2% and 43.2% in 2019 and 2020, respectively.

Consumer Finance Area (Banco CrediChile)

The Consumer Finance Area provides loans and other financial services to low and middle income segments (individuals whose monthly incomes range from Ch$180,000 to Ch$500,000), which historically have only been partially served by financial institutions. Also, our Consumer Finance Area serves micro businesses. Banco CrediChile represents an alternative delivery channel for our products and services to these segments, maintaining a separate brand supported by a network of 48 Banco CrediChile branches as of December 31, 2020. Banco CrediChile was established in 2004 from what was formerly our consumer banking area. During 2008, Banco CrediChile was merged with the consumer area of Citibank Chile (Corporación Financiera Atlas S.A.) as a consequence of our merger with Citibank Chile.

Banco CrediChile offers its customers a variety of banking products, such as consumer loans, credit cards, residential mortgage loans and a demand deposit account (see “—CuentaChile Demand Accounts”) targeted at lower income customers. As of December 31, 2020, Banco CrediChile had approximately 238,281 core customers (those holding either a current account or a loan with us). As of the same date, total loans outstanding managed by CrediChile amounted to Ch$581,421 million, representing 1.9% of our total loans outstanding as of the same date.

The following table sets forth the composition of Banco CrediChile’s loan portfolio in accordance with our internal reporting policies, as of December 31, 2020:

	As of December 31, 2020
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$, except percentages)
Consumer loans
Installment loans	Ch$	391,775	67.4%
Credit cards		56,673	9.7
Lines of credit and other consumer loans		2,683	0.5
Total consumer loans		451,131	77.6
Residential mortgage loans		92,844	16.0
Commercial loans		37,446	6.4
Total	Ch$	581,421	100.0%

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

During 2020, Banco CrediChile continued to enhance these service models in order to penetrate those segments by offering innovative banking solutions. As of December 31, 2020, Banco CrediChile had 678 ‘CajaChile’ locations at various convenience stores located throughout geographically and/or socially isolated areas. Through these networks, CrediChile provides its customers with a basic array of financial services including bill payments, deposits, installments loan payments and cash withdrawals. As of the same date, commercial loans granted to microbusinesses accounted for approximately Ch$42,972 million, associated with 9,194 borrowers. From the business perspective, CrediChile’s loan balances decreased by approximately 21% when compared to 2019, which was the consequence of both the deceleration in private consumption evidenced across the whole economy due to the macroeconomic scope and also a reduced risk appetite for this sub-segment in light of various regulations and increased credit risk as a consequence of the COVID-19 pandemic. This element compelled Banco CrediChile to focus on operational efficiency, productivity and cost control, and also to extend some of Banco de Chile’s products and services to this sub-segment, such as accounts, investment and savings services and international debit cards. Also during 2020, CrediChile continued to strengthen its relationship with customers by promoting the usage internet-based services and mobile banking applications in order to improve productivity and efficiency. At the same time, we have continued to promote a dual service model by merging branches in certain locations for Banco de Chile and CrediChile customers, which in turn allows us to benefit from economies of scale by optimizing the use of spaces. Lastly, our Consumer Finance Area has a financial literacy program (“Cuentas con el Chile”) that promotes customers’ economic wealth-being by holding various workshops that benefited approximately 4,600 people in Chile.

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

In 2020, we began a process by which the whole commercial activity of CrediChile will be merged into or migrated to our Individuals and SMEs branch network.

Consumer Lending

Banco CrediChile provides short to medium term consumer loans and credit card services. As of December 31, 2020, Banco CrediChile had approximately 150,006 consumer loan debtors related to installment loans amounting to Ch$391,775 million. As of the same date, Banco CrediChile had outstanding loan balances related to credit cards of Ch$56,673 million.

CuentaChile Demand Accounts

Banco CrediChile launched CuentaChile Demand Accounts in 2014, offering its customers a deposit product that is flexible and easy to use. This product allows us to tap into a section of the consumer market that otherwise would not be able to access and participate in the banking system because of its risk profile. The CuentaChile Demand Account is a non-interest bearing demand deposit account without checking privileges that targets customers who want a secure and comfortable means of managing and accessing their money. Customers holding this account may use an ATM card linked to their CuentaChile Demand Account to make deposits or automatic payments to other Banco CrediChile accounts through a network of 7,449 ATMs available throughout Chile as of December 31, 2020. CuentaChile Demand Account holders may execute transactions in all CrediChile branches and carry out basic banking operations in the CajaChile’s nationwide network, which is present in most Chilean regions and communities. CuentaChile Demand Account holders are entitled to make use of internet-based banking platforms and mobile applications provided by Banco CrediChile while also receiving electronic money transfers and benefiting from diverse loyalty programs designed by Banco CrediChile, under the Cuenta Chile Club, which include discounts and special offers for a wide array of stores and services. Banco CrediChile previously offered its customers traditional demand accounts (each known as a CrediChile Demand Account) that entitled its holders to receive payroll deposits, withdraw money from ATMs and perform basic purchasing transactions. The CuentaChile Demand Account replaced and improved the former product offered by CrediChile by increasing benefits to its holders.

Wholesale Banking Segment

Our wholesale banking segment serves the needs of corporate customers. In 2020, this business segment recorded annual operating revenues of approximately Ch$482,191 million, which represented 24.9% of our total operating revenues. Also, for the year ended December 31, 2020 this segment recorded an income before income tax of Ch$185,910 million, which represented 32% of our consolidated income before income tax. As of December 31, 2020, loans granted by this business segment amounted to Ch$11,063,716 million and represented 35.8% of our total loan portfolio.

The following table sets forth the composition of our portfolio of loans to the wholesale market in accordance with our internal reporting policies, as of December 31, 2020:

	As of December 31, 2020
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$, except percentages)
Commercial credits	Ch$	8,681,251	78.5%
Foreign trade loans		892,650	8.1
Leasing loans		1,076,710	9.7
Factoring loans		298,216	2.7
Other loans		114,889	1.0
Total	Ch$	11,063,716	100.0%

As of December 31, 2020, we had 9,909 debtors out of a total of 28,229 core customers (those holding either a loan or a current account with us). Our wholesale customers are engaged in a wide range of economic sectors. As of December 31, 2020, loans granted by our wholesale banking segment were mainly related to:

●	financial services (approximately 20.3% of all loans granted by this business segment);

●	construction (approximately 11.6% of all loans granted by this business segment);

●	commerce and trade (approximately 9.7% of all loans granted by this business segment);

●	manufacturing (approximately 9.5% of all loans granted by this business segment);

●	communication and transportation (approximately 7.3% of all loans granted by this business segment);

●	agriculture, forestry and fishing (approximately 6.2% of all loans granted by this business segment);

●	community, social and personal services (approximately 3.3% of all loans granted by this business segment);

●	utilities (approximately 2.7% of all loans granted by this business segment); and

●	mining (approximately 1.7% of all loans granted by this business segment).

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

As of December 31, 2020, the Corporate Area had approximately 2,762 debtors out of a total of approximately 14,171 core customers (those holding either a current account or a loan with us). Also, this area managed total outstanding loans of Ch$7,683,004 million, which represented 24.8% of our total loan book as of the same date.

The following table sets forth the composition of our Corporate Area’s loan portfolio in accordance with our internal reporting policies, as of December 31, 2020:

	As of December 31, 2020
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$, except percentages)
Commercial credits	Ch$	6,356,306	82.7%
Foreign trade loans		553,064	7.2
Factoring loans		181,480	2.4
Leasing loans		511,509	6.7
Other loans		80,645	1.0
Total	Ch$	7,683,004	100.0%

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

In cash management, as of December 31, 2020, we were party to approximately 8,918 payment service contracts and approximately 872 collection service agreements with corporations. We believe that cash management and payment service contracts, in particular, provide us with a source of low cost deposits and the opportunity to cross sell our products and fees to payees, many of whom maintain accounts with us. Under our collection contracts, we act as a collection agent for our corporate customers, providing centralized collection services for their accounts receivable and other similar payments. For the year ended December 31, 2020, joint volumes associated with collection and payment agreements increased by approximately 28.0% when compared to 2019.

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

Accordingly, during 2020, our Corporate Area continued to focus on: (i) maximizing cross-selling and profitability at the level of each business relationship, (ii) improving the customer experience in their interaction with the bank’s distribution channels and (iii) promoting and motivating the area’s team to encourage “innovation” in all the business aspects managed by account officers. These initiatives are intended to optimize the risk-return relationship of this segment through non-lending revenues and customer proximity. In all of these topics, but particularly in cross-selling, the synergies that arise from the Global Connectivity Agreement with Citigroup have been important when assisting our corporate customers with offshore transactions, derivatives structuring and financial advisory services.

Also, the slowdown evidenced in the local economy over the last years and, in particular, the decrease in overall investment spending across the country, affected the corporate lending business. This trend was initially amplified in 2019 by the social unrest that took place in October, and then, in 2020, the COVID-19 outbreak ended up further weakening the economic landscape, reflected in a 5.8% contraction in GDP. This behavior resulted in a 1.3% decrease in loan balances managed by our Corporate Area as of December 31, 2020, mainly influenced by lower factoring loans and trade finance. However, our Corporate Area was able to cope with this backdrop by taking advantage of specific business opportunities in Cash Management services, illustrated by a significant growth in demand deposits and a very positive year for revenues coming from treasury products offered to corporate customers, as we took advantage of interest rate and foreign exchange volatility that largely benefited our securities portfolios by mid-2020. Moreover, we continued to migrate our corporate customer base to Banconexion 2.0, the enhanced version of our former website platform for companies.

In addition, the Corporate Area was able to benefit from cross-selling, such as investment banking services offered through our Investment Banking subsidiary (Banchile Asesoría Financiera). During 2020, revenue from this subsidiary increased when compared to 2019, aligned with carrying out approximately 29 transactions. Also, the subsidiary ranked first in terms of M&A deals in the local market, while also being distinguished by Global Finance as the Best Investment Bank in Chile for two consecutive years.

The foreign trade business is also managed by our Corporate Area, although balances and results are allocated to different business areas depending on the customer who performs the transaction. It is worth mentioning that during 2020, the foreign trade business recorded a 32.4% decrease in loan balances for the Bank as a whole and a 31.6% contraction in the Corporate Area in particular, mainly associated with Chilean peso trends in 2020 and lower international trade due to the COVID- 19 pandemic.

Large Companies Area

Our Large Companies Area provides companies – with annual sales that range from approximately Ch$2,000 million to approximately Ch$10,000 million – with a broad range of financial products and services. Customers served by this area are those related to the commercial, manufacturing, agricultural, forestry, fishing and infrastructure sectors, among others.

As of December 31, 2020, we had 7,147 large company debtors out of a total of 14,058 core customers (those holding either a current account or a loan with us). Loans granted by the Large Companies Area amounted to Ch$ 3,380,712 million as of the same date, which represented 10.9% of our total loans.

The following table sets forth the loan portfolio composition of the Large Companies  Area, in accordance with our internal reporting policies, as of December 31, 2020:

	As of December 31, 2020
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$, except percentages)
Commercial credits	Ch$	2,324,945	68.8%
Leasing loans		565,201	16.7
Foreign trade loans		339,586	10.0
Factoring loans		116,736	3.5
Other loans		34,244	1.0
Total	Ch$	3,380,712	100.0%

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

In 2020, the Large Companies Area continued to prioritize a customer centric approach in order to maintain a market-leading position in commercial loans. In the context of the economic slowdown prompted by the COVID-19 pandemic, the Large Companies Area deployed the National Support Plan that involved government-guaranteed working capital loans. This support plan largely explained the annual increase of 9.7%, or Ch$298,159 million, in year-end loan balances managed by this area, higher than the 8.5% increment seen in 2019. At the product level, the area posted an increase of 19.9% on an annual basis, or Ch$ 385,366 million in commercial credits. However, Chilean peso trends and lower international trade due to the COVID-19 pandemic led to a 32.4% decrease in trade finance loan balances as of December 2020.

Our factoring business is part of the Large Companies Area. During 2020, we posted an annual decrease of 45.7% in year-end balances of factoring loans on a consolidated basis. The Trade Finance Unit is also managed by the Large Companies Area. In 2020 our trade finance loans amounted to Ch$966,963 million on a consolidated basis, which represents a 32.4% annual decrease in year-end balances.

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

Regarding funding functions, during 2020, we continued to develop a funding diversification strategy by conducting important transactions in Chile and abroad. This strategy is aimed at maintaining a competitive cost of funding that supports the value offerings we provide to our wide customer base and improving our liquidity by issuing debt of longer maturities that match long-term assets. For that reason, we are continually seeking alternative sources, types of instruments and markets. We generally conduct international bond issuances only if the cost (including costs of interest rate swaps and other transactional expenses) is below the cost of raising funds locally and the currency or interest rate exposure is fully hedged via cross currency swaps.

We are constantly striving to diversify our liability structure in terms of sources, types of instruments and markets with the aim of maintaining a competitive cost of funding and improving our liquidity. In this context, in 2020 we were less active than previous years in terms of long-term debt placements in both local and overseas markets. The decrease in debt issuance was largely a result of lower funding needs due to a moderate loan growth, a strong surge in current accounts and demand deposits, and funding from the Central Bank by approximately Ch$3,100,000 million associated with their liquidity program which we used to replace other types of funding, such as time deposits held by institutional investors and also long-term bonds. Nevertheless, we will continue monitoring market opportunities in order to take advantage of our superior credit rating within Chile and the Latin American region. As a result, in 2020 we carried out the following debt placements:

●	Approximately U.S.$ 280 million (denominated in UF) within the local market. These debt placements had maturities ranging from seven to eight years, while bearing premium spreads over the relevant benchmark.

●	We also carried out a debt placement in an international capital market by taking advantage of our superior credit rating within Chile and the Latin American region, which enabled us to benefit from liquidity and low interest rates in major capital markets. During 2020, we issued approximately U.S.$ 46 million in Australia with a tenor of 15 years. This placement was accompanied by a cross currency swap hedge arrangement in order to offset any effects associated with changes in foreign exchange that could impact our cost of funding.

●	Furthermore, we continued to utilize short-term funding associated with our commercial paper program, which provides us with premium funding for Trade Finance transactions. During 2020, we issued a total amount of approximately U.S.$ 781 million. As of December 31, 2020, we had an outstanding balance of approximately U.S.$ 141 million.

The funding functions carried out by our Treasury area are complemented by our international area, namely International Financial Institutions (“IFI”), which manages relations with correspondent banks worldwide, facilitating international payments and obtaining foreign currency financing for us. As of December 31, 2020, we have established a network of approximately 600 foreign banks, among which we maintained credit relationships with approximately 133 correspondent banks, from which we maintained 20 account relationships. IFI played an important role in structuring international transactions aimed at diversifying our funding.

From the business point of view, our Treasury and Money Market segment had a very positive year in 2020. In fact, the segment benefited from a proactive management to take advantage of the trends followed by the local and foreign interest rates as a consequence of the monetary policies implemented globally to deal with the COVID-19 pandemic. As a result, the segment recorded operating revenues totaling Ch$68,547 in 2020 as compared to Ch$25,659 in 2019, mainly associated with marking-to-market gains in the Investment and Trading portfolios.

Regarding the management of our securities portfolio, as of December 31, 2020, the portfolio amounted to Ch$5,734,309 million and was composed of financial instruments measured at fair value through other comprehensive income that totaled Ch$1,068,153 million and securities held for trading amounting to Ch$4,666,156 million. As for the type of instruments included in our securities portfolio, as of December 31, 2020, 75.4% consisted of securities issued by the Central Bank and the Chilean Government, 16.2% consisted of securities issued by local financial institutions, and 8.4% consisted of securities issued by non-financial Chilean corporate issuers, foreign issuers and other securities. Our investment strategy is designed to supplement our expected profitability, risks and economic variable projections while adhering to the regulatory guidelines and internal limits defined by our finance committee. In this regard, neither proprietary trading nor speculation on equity holdings are business goals for us and, therefore, equity instruments only represented 0.1% of our investment portfolio as of December 31, 2020.

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

The following table sets forth information with respect to our financial services subsidiaries in accordance with our internal reporting policies as of December 31, 2020:

	Assets		Equity		Net Income
BANK’S INTERNAL REPORTING POLICIES			(in millions of Ch$)
Banchile Corredores de Bolsa S.A.	Ch$	751,747	Ch$	133,689	Ch$	28,168
Banchile Administradora General de Fondos S.A.		46,575		32,981		18,684
Banchile Corredores de Seguros Ltda.		24,377		6,813		3,845
Socofin S.A.		12,537		1,604		(335)
Banchile Asesoria Financiera S.A.		3,717		2,950		1,771
Banchile Securitizadora S.A.		407		143		(217)
Total	Ch$	839,360	Ch$	178,180	Ch$	51,916

The following table sets forth information with respect to our ownership interest in our financial services subsidiaries as of December 31, 2020:

	Ownership Interest
	Direct (%)	Indirect (%)	Total (%)
Banchile Administradora General de Fondos S.A.	99.98%	0.02%	100.00%
Banchile Asesoría Financiera S.A.	99.96	—	99.96
Banchile Corredores de Seguros Ltda.	99.83	0.17	100.00
Banchile Corredores de Bolsa S.A.	99.70	0.30	100.00
Banchile Securitizadora S.A.	99.01	0.99	100.00
Socofin S.A.	99.00%	1.00%	100.00%

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

During the year ended December 31, 2020, Banchile Corredores de Bolsa S.A. recorded an aggregate stock trading turnover on the Santiago Stock Exchange and the Chilean Electronic Stock Exchange that amounted to approximately Ch$8,040,348 million, which represented a 13.0% market share within the Chilean stock market.

Also, as of December 31, 2020, Banchile Corredores de Bolsa S.A. had equity amounting to Ch$133,689 million and, for the year ended December 31, 2020, recorded net income of Ch$28,168 million, which represented 6.1% of our consolidated net income for that period (under the bank’s internal reporting policies).

Mutual and Investment Fund Management

Since 1980, we have provided mutual fund management services through Banchile Administradora General de Fondos S.A. (formerly Banchile Administradora de Fondos Mutuos S.A.). As of December 31, 2020, according to data published by the Chilean Mutual Funds Association, Banchile Administradora General de Fondos S.A. was the largest mutual fund manager in Chile, managing approximately 24.2% of all Chilean mutual funds’ assets. Also, as of December 31, 2020, Banchile Administradora General de Fondos S.A. operated 53 mutual funds and had Ch$10,357,446 million in assets under management owned by 357,458 corporate and individual investors. As of the same date, Banchile Administradora General de Fondos S.A. operated 36 public investment funds. Banchile managed Ch$1,257,841 million in net assets associated with these public investment funds on behalf of 1,491 participants. As of December 31, 2020, Banchile managed four private investment funds of Ch$27,465 million in net assets associated with these public investment funds on behalf of 95 participants. During 2020, Banchile Administradora General de Fondos S.A. created six new mutual funds, eight new public investment funds and one private investment fund.

The mutual and investment funds mentioned above are managed by Banchile Administradora General de Fondos S.A., but neither the Bank nor Banchile Administradora General de Fondos S.A. have ownership of these funds and, accordingly, they are not booked in our audited consolidated financial statements.

The following table sets forth information regarding the various mutual funds managed by Banchile Administradora General de Fondos S.A. as of December 31, 2020:

		As of December 31, 2020
Name of Fund	Type of Fund		Net Asset Value (in millions of Ch$)	Number of Investors
Alianza	Fixed Income (Medium/Long Term)	Ch$	19,283	4,246
Asia	Equity		7,283	1,464
Asiatico Accionario	Equity		18,556	1,786
Banchile-Acciones	Equity		20,825	5,599
Best Coupon Emergente	Structured		2,452	97
Best Coupon Europe	Structured		2,441	60
Best Coupon Usa	Structured		7,857	263
Capital Efectivo	Fixed income (short term)		467,559	7,429
Capital Empresarial	Fixed income (short term)		2,560,011	28,759
Capital Financiero	Fixed income (short term)		1,229,739	15,442
Corporate Dollar	Fixed income (short term)		1,153,966	25,768
Crecimiento	Fixed income (medium/long term)		283,393	18,868
Deposito XXI	Fixed income (medium/long term)		204,028	17,131
Deuda Dolar	Fixed income (medium/long term)		266,062	5,247
Deuda Estatal Uf 3-5	Fixed income (medium/long term)		3,766	722
Deuda Internacional	Fixed income (medium/long term)		1,099	17
Disponible	Fixed income (short term)		125,058	40,590
Dollar Coupon Usado	Structured		2,303	90
Emerging	Equity		9,777	1,967
Emerging Market	Equity		13,144	874
Estrategia Agresiva	Blend		6,707	855
Estrategia Cons	Blend		26,004	2,353
Estrategia Moderada	Blend		31,973	2,317
Estrategico	Fixed income (medium/long term)		922,068	30,927
Estructurado Bonos Uf Plus III	Structured		7,675	330
Europa Desarrollada	Equity		10,812	1,628
Fondo Mutuo Booster Acciones Brasil III	Structured		4,821	163
Fondo Mutuo Chile Blue Chip Index Fund	Equity		1,572	345
Fondo Mutuo Cobertura Deuda Global	Fixed income (medium/long term)		12,003	282
Global Dollar	Equity		16,126	567
Global High Yield	Fixed income (medium/long term)		249	4

		As of December 31, 2020
Name of Fund	Type of Fund		Net Asset Value (in millions of Ch$)	Number of Investors
Global Mid Cap	Equity		9,766	1,023
Horizonte	Fixed income (medium/long term)		74,254	4,801
Inversion Brasil	Equity		7,110	975
Inversion China	Equity		15,651	1,673
Inversion Usa	Equity		50,312	3,369
Inversiones Alternat	Blend		195	175
Inversionista I	Equity		22,621	252
Japón Accionario	Equity		2,449	534
Latam Corporate Investment Grade	Fixed income (medium/long term)		49,781	1,669
Latam Mid Cap	Equity		8,408	2,479
Liquidez 2000	Fixed income (short term)		356,129	42,238
Mid Cap	Equity		5,111	2,327
Port Act Agresivo	Blend		59,306	3,190
Port Act Controlado	Blend		766,434	24,885
Port Act Equilibrado	Blend		249,904	10,012
Port Act Moderado	Blend		693,329	19,641
Port Act Potenciado	Blend		87,820	4,392
Renta Futura	Fixed income (medium/long term)		132,239	5,190
Retorno L.P. Uf	Fixed income (medium/long term)		39,558	2,233
U.S. Dollar	Equity		30,185	830
Us Mid Cap	Equity		15,074	1,242
Utilidades	Fixed income (medium/long term)		243,197	8,138
Total		Ch$	10,357,446	357,458

The following table sets forth information regarding the investment funds managed by Banchile Administradora General de Fondos S.A. as of December 31, 2020:

		As of December 31, 2020
Name of Fund	Type of Fund		Net Asset Value (in millions of Ch$)	Number of Investors
Rem. F.I. Small Cap	Public		Ch$ 89,523	18
Remu. F.I. Banchile Latam Equity	Public		7,414	5
Rem. F.I. Banchile Rentas Inmobiliarias I	Public		115,229	92
Rem. F.I. Latam Corp.High Yield	Public		11,067	129
Rem F.I. ($) Renta Habitacionales	Public		3,609	56
Remu F.I. ($) Deuda Chilena	Public		381,826	273
Rem. F.I. Banchile Marketplus Deuda Global	Public		74,820	27
Rem Fi Inmobiliario VIII	Public		5,648	3
Rem F.I. Market Plus Global	Public		110,246	30
Rem F.I. Market Plus Eeuu	Public		38,540	13
Remu F.I. Usa Equity	Public		24,208	9
Remu F.I. Europe Equity	Public		5,749	7
Remu F.I. Deuda Corp. 3-5 Años	Public		22,877	24
Remu F.I. Emerging Equity	Public		12,436	2
Remu F.I. Deuda Alto Rendimiento	Public		66,127	23
Remu F.I. Desarr.Y Rtas.Resid.	Public		9,449	283
Remu F.I Inver.Inmobiliario IX	Public		18,884	302
Remu F.I Marketplus Europa	Public		3,418	2
Remu F.I United States Property Fund VI	Public		3,184	13
Remu Fi Marketplus Emergente	Public		21,838	13
Remu Fi ($) Desarrollo Inmobiliario Peru-Colombia	Public		23,249	12
Remu Fi European Value Partners II	Public		1,949	4
Remu Fi Infraestructura Chile I	Public		67,227	9
Remu Fi ($) Inmobiliario X	Public		16,847	6
Remu Fi ($) EDR Fund Emerging Credit	Public		9,340	4
Remu Fi (Us$) CS	Public		5,937	1
Remu Fi (Us$) Privado F2	Private		1,331	6
Remu Fi ($) Banchile Oro	Public		2,500	6
Remu Fi (Us$) AG Direct Lending IV	Public		1,498	6
Remu Fi ($) Global Real Estate	Public		14,685	6
Remu Fi ($) Marketplus Japón	Public		586	2
Remu Fi (Us$) CS II	Public		2,833	66
Remu Fip (Us$) ALLVP III	Private		701	10
Remu Fi ($) Banchile Equity Trends	Public		2,246	2
Remu Fi ($) Inmobiliario XI	Public		5,921	10
Rem.($) F.I. Chile Blend	Public		56,993	11
Rem.($)F.I.P. Inmob.Capitolio	Private		17,417	29
Rem. (Us$) F.I.P. Rentas Inmob. Jda 700 Peru	Private		8,016	50
Rem Fi ($) Plusvalia Eficiente	Public		11,541	21
Rem Fi ($) Rentas Peru P2	Public		8,393	1
Total		Ch$	1,285,305	1,586

As of December 31, 2020, Banchile Administradora General de Fondos S.A. had equity of Ch$32,981 million and, for the year ended December 31, 2020, net income of Ch$18,684 million, which represented 4.0% of our 2020 consolidated net income (under the bank’s internal reporting policies).

Insurance Brokerage

We provide insurance brokerage services to our customers through Banchile Corredores de Seguros Limitada (Banchile Corredores de Seguros LTDA.). In 2000, we began to offer life insurance policies associated with consumer loans and non-credit related insurance to our individual customers and the general public. As of December 31, 2020, Banchile Corredores de Seguros Limitada had equity of Ch$6,813 million and, for the year ended December 31, 2020 it recorded net income of Ch$3,845 million, which represented 0.8% of our 2020 consolidated net income (under the bank’s internal reporting policies). According to data published by the CMF, as of December 31, 2020, Banchile Corredores de Seguros Limitada had a 4.7% market share in the total amount of life and casualty insurance policies (in Chilean pesos) sold by insurance brokerage companies in Chile, excluding life annuities.

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

Financial Advisory Services

We provide financial advisory and other investment banking services to our customers through Banchile Asesoría Financiera S.A. The services offered by Banchile Asesoría Financiera S.A. are primarily targeted to our corporate customers and include advisory services concerning mergers and acquisitions, restructuring, project finance and strategic alliances. As of December 31, 2020, Banchile Asesoría Financiera S.A. had equity of Ch$2,950 million and, for the year ended December 31, 2020, recorded net income of Ch$1,771 million, which represented 0.4% of our 2020 consolidated net income (under the bank’s internal reporting policies).

Securitization Services

We offer investment products to meet the needs of institutional investors, such as private pension funds and insurance companies, through Banchile Securitizadora S.A. This subsidiary securitizes financial assets, and issues debt instruments with credit ratings that can be traded in the Chilean marketplace, backed by a bundle of revenue producing assets of the client company. As of December 31, 2020, Banchile Securitizadora S.A. had equity of Ch$143 million and, for the year ended December 31, 2020, the subsidiary reported a net loss of Ch$217 million (under bank’s internal reporting policies).

On February 4, 2021, we began a voluntary and anticipated dissolution process for Banchile Securitizadora S.A. as approved by the subsidiary’s shareholders during the extraordinary meeting held on the same date. The final approval of the CMF is still in progress.

Collection Services

Socofin S.A. provides judicial and extra judicial loan collection services to the Bank. As of December 31, 2020, Socofin S.A. had equity of Ch$1,604 million and, for the year ended December 31, 2020, and recorded a net loss of Ch$335 million (under the bank’s internal reporting policies).

Distribution Channels and Electronic Banking

Our distribution network provides integrated financial services and products to our customers through a wide range of channels. The network includes ATMs, branches, internet-based banking platforms, mobile banking applications and call centers.

As of December 31, 2020, we had a network of 334 retail branches throughout Chile. Our branch system serves as a distribution network for all of the products and services offered to our customers. Our full-service branches accept deposits, cash withdrawals, offer the full range of our retail banking products, such as consumer loans, credit cards, mortgage loans and current accounts, and provide financial and non-financial information to current and potential customers. As of December 31, 2020, we had 1,766 ATMs that were part of a larger network of 7,449 ATMs operating in Chile, of which 4,757 ATMs operate under a network managed by Redbanc S.A.

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

Also, we provide our customers with access to a 24-hour phone-bank through which they can access account information and execute certain transactions. This service, through which we receive over 404,850 calls per month on average, has enabled us to develop customer loyalty campaigns, sell financial products and services, answer specialized inquiries and receive and resolve complaints by customers and non-customers.

Lastly, over the last years we have devoted efforts to enhance our mobile banking platforms by developing and launching diverse applications. Over the last six years we have released the mobile applications MiBanco, MiPago, and MiBeneficio. Similarly, we launched MiCuenta, MiPass, and MiSeguro. MiBanco is a mobile banking platform that enables our customers to perform most of the operations they can execute on our website, such as accessing their account balances, making bill payments and electronic money transfers, carrying out cash advances from credit cards to checking accounts. MiPago is a specialized mobile application that permits requests for reimbursements from other Banco de Chile’s customers and performs the transaction by generating and scanning a QR code, which reinforces the security standards for these types of operations. MiCuenta is a mobile application that enables users to make monthly payments associated with utility bills and other types of services. MiPass is a password-generating application that, among other features, allows users to set a list of money transfer recipients to make transfers without requiring another password-generating device. Also, we continued to expand our digital banking offerings by launching the new mobile application called MiInversion. This application serves as a portfolio management mobile platform for retail customers by enabling them to manage their investments in equity, fixed-income and mutual funds. Furthermore, we added new functionalities to these mobile applications by incorporating an On/Off service for credit and debit cards in case of theft, misplacement or other security issues detected by the user, authorization of web transactions with MiPass, biometric access to MiBanco through fingerprint, onsite payment in shops and commerce through MiPago, among other features. Likewise, we also added new functionalities by expanding our RedGiro service to permit our clients to perform transactions through their smartphones and added new functionalities to MiInversion, through which our customers are able to invest in time deposits while exchanging foreign currency. As of 2020, we have continued enhancing our mobile applications by improving existing functionalities.

The following table sets forth information regarding the evolution of the amount of transactions carried out by customers and non-customers in our diverse distribution channels, as of December 31, 2018, 2019 and 2020:

BANK’S MANAGEMENT INFORMATION SYSTEM	For the Year Ended December 31,			% Increase (Decrease)
	2018	2019	2020	2018/2019	2019/2020
	(in millions of transactions)
Teller	40.3	36.6	20.4	(9.2)%	(44.2)%
ATMs	125.3	147.2	106.6	17.5	(27.6)
Website
Monetary Transactions	45.7	49.5	56.5	8.4	14.1
Non-monetary transactions	307.0	356.1	391.5	16.0	9.9
Mobile Banking	35.1	48.7	61.5	38.7	26.3
Total	553.4	638.2	636.6	15.3%	(0.3)%

Competition

Overview

The Chilean market for banking and other financial services is highly and increasingly competitive and consists of various market sectors. The most important sector is commercial banking with total loans (excluding operations of subsidiaries abroad) representing 92.7% of the Chilean GDP as of December 31, 2020. As of the same date, the Chilean banking industry consisted of 18 banks, 17 of which were private sector banks and one state-owned bank, namely, Banco del Estado. As of December 31, 2020, the six largest Chilean banks accounted for approximately 87.2% of all outstanding loans granted by Chilean financial institutions (excluding operations of subsidiaries abroad): Banco Santander—Chile (18.5%), Banco de Chile (16.6%), Banco del Estado (14.4%), Banco de Crédito e Inversiones (“BCI”) (14.3%), Scotiabank (13.7%) and Banco Itaú-Corpbanca (9.8%).

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

Within the local banking industry, our primary competitors are the main private sector commercial banks in Chile, namely, Banco Santander—Chile, BCI, Scotiabank, and Itaú-Corpbanca. Nevertheless, we also face competition from Banco del Estado, a state-owned bank, which has a larger customer base than we do. Banco del Estado, which operates under the same regulatory regime as Chilean private sector banks, was the third largest bank in Chile as of December 31, 2020, with outstanding total loans of Ch$26,719,238 million, representing a 14.4% market share (excluding operations of subsidiaries abroad), according to data published by the CMF.

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

Historically, commercial banks in Chile have competed in the retail market against each other, and finance companies and department stores, with the latter two having traditionally been focused on consumer loans to low and middle-income segments. However, finance companies gradually disappeared between the 1990s and 2000s, as most of them merged into the largest commercial banks that dominate the Chilean banking industry today. Also, by the end of 1990s, the Chilean financial industry witnessed the rise of non-traditional banking competitors, such as large department stores. During the 2000s, these players gained increasing significance in the consumer lending sector, as they were permitted to issue financial products such as credit cards. Currently, there are two consumer oriented banks affiliated with Chile’s largest department stores: Banco Falabella and Banco Ripley. Although these banks had a combined market share (excluding operations of subsidiaries abroad) of only 2.1% as of December 31, 2020, according to the CMF, the presence of these banks is likely to make consumer banking more competitive over the next few years, especially within the lower income segment. As of December 31, 2020, consumer loans granted by Banco Falabella and Banco Ripley represented 11.7% and 2.8%%, respectively, of the total consumer loans rendered by the industry (excluding operations of subsidiaries abroad).

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

In recent years, for example, in 2013 Corpbanca’s controlling shareholders announced their intention to sell part of their stake to a local or international player. On January 29, 2014, Corpgroup (the controlling shareholder of Corpbanca) accepted the bid of Brazil’s Itaú Unibanco, through which Itau merged its own Chilean and Colombian subsidiaries with Corpbanca. The merger was approved by the former SBIF in September 2015 and Banco Itaú Chile became Banco Itaú-Corpbanca. The merged company started operations on April 1, 2016. As of December 31, 2020, the merged bank, which adopted the brand name Banco Itaú Corpbanca, had a 9.8% market share, excluding operations of subsidiaries abroad.

In addition, consolidation and overseas expansion has emerged as a means of inorganic growth for local banks. For example, in 2012, Corpbanca, ranked fourth among Chilean private sector banks in terms of total loans as of December 31, 2011, acquired a former Santander Group’s subsidiary in Colombia and consolidated its balance sheet and results of operations beginning May 31, 2012. Also, by the end of 2012, Corpbanca made a bid for acquiring Helm Bank in Colombia. According to publicly available information, the bid process was completed and fully authorized by the former SBIF in July 2013 and Corpbanca started to consolidate the balance sheet of this new subsidiary beginning August 31, 2013. Given the merger between Banco Itaú Chile and Corpbanca in 2016, assets held by former Corpbanca subsidiaries in Colombia were integrated into the merged bank. Hence, as of December 31, 2020, loans associated with Banco Itaú-Corpbanca’s operations in Colombia amounted to Ch$4,384,706 million and represented 2.4% of the industry’s total loans.

Similarly, by the end of May 2013, BCI—the third largest private sector bank in Chile in terms of total loans as of December 31, 2020, with a 14.3% market share (excluding operations of subsidiaries abroad)—announced the acquisition of the City National Bank (CNB), headquartered in the United States. According to public information published by the former SBIF, the process was fully authorized and completed in October 2015. BCI started to consolidate the balance sheet on the same date. Furthermore, in December 2017, BCI—through CNB—announced its intention to acquire the 100% of Totalbank (based in the United States) shares from Banco Santander for an amount of approximately U.S.$530 million. This acquisition was formally completed in June 2018, resulting in BCI recording a notable increase in its international presence in terms of total loans. As of December 31, 2020, loans associated with BCI’s operation in the United States amounted to Ch$9,009,278 million and represented 4.8% of the industry’s total loans.

On December 5, 2017, it was publicly announced that BBVA formally accepted Scotiabank Chile’s bid to acquire 68.2% of BBVA Chile shares for an amount of approximately U.S.$2,200 million. In January 2018, Scotiabank requested the former SBIF’s authorization for this transaction, which was granted in March 2018. The merger was completed in September 2018 after receiving the approval of the former SBIF at the end of August 2018. As of December 31, 2020, the market share of the merged bank in terms of total loans was 13.7%, excluding foreign subsidiaries.

In addition, over the last three years, some of our banking competitors have acquired the lending business of certain non-banking credit card issuers, primarily related to credit cards, as permitted by the Chilean regulator since 2018. For example, on December 19, 2017, BCI agreed to acquire Walmart Chile Servicios Financieros for an amount of approximately U.S.$148 million. Walmart Chile Servicios Financieros managed two types of credit cards and had approximately 1.4 million credit card holders. The former SBIF approved this acquisition in November 2018. Similarly, on May 31, 2018, Promotora CMR Falabella S.A. merged into Banco Falabella. By means of this acquisition, Banco Fallabella added approximately 1.2 million credit account holders. The former SBIF approved this transaction in October 2018 and the integration process was fully completed in December 2018. As a result, as of December 31, 2018, Banco Falabella became the largest bank in Chile in terms of issued credit cards.

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

In 2020, there were no changes in the industry’s composition.

Changes in Banking Players

During 2014 the Chilean banking industry witnessed the entry of new market players and changes in the ownership structure of certain competitors. By the end of August 2014, Banco International announced the intention of Inversiones la Construcción (“ILC”) to take control of the bank by acquiring a 50.1% stake from the controlling shareholder, “Baninter”. Banco Internacional is a small bank within the Chilean banking industry and is mostly focused on the wholesale banking segment. As of December 31, 2020, Banco Internacional’s loan book represented 1.1% of the total outstanding loans of the industry (excluding operations of subsidiaries abroad).

Furthermore, on May 30, 2014, the former SBIF authorized the existence and approved the bylaws of “Banco BTG Pactual Chile.” This bank, a Chilean subsidiary of Brazil-based bank BTG Pactual, was already operating in the Chilean financial industry since 2012, providing stock brokerage, mutual funds management and investment banking services. Banco BTG Pactual Chile received the final authorization to operate as a commercial bank on December 31, 2014 and officially started its commercial operations on January 23, 2015. As of December 31, 2020, the loan book of Banco BTG Pactual Chile represented only 0.6% of the total outstanding loans of the industry (excluding operations of subsidiaries abroad).

In 2016, Deutsche Bank Chile closed its operations in many Latin American countries including Chile. Deutsche Bank’s participation in the Chilean Banking industry accounted for 0.5% in terms of total assets as of December 31, 2015. Similarly, in 2018, the former SBIF approved Banco de la Nación Argentina’s request to close its business in Chile.

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

Below there is a set of tables and figures for the years ended December 31, 2018, 2019 and 2020 that show our position within the Chilean financial industry. The market information is set forth under Chilean GAAP as published by the CMF and—unless otherwise indicated—excludes data related to operations of subsidiaries abroad. Also, as a result of the merger between Scotiabank Chile and BBVA, figures for 2018, unless otherwise indicated have been computed on a pro forma basis.

Balance Sheet

The following table sets forth certain statistical information on the Chilean financial system as of December 31, 2020, according to information published by the CMF under Chilean GAAP:

	As of December 31, 2020
	(in millions of Ch$, except percentages)
	Assets			Loans(1)(2)			Deposits(2)			Equity(3)
CHILEAN GAAP:	Amount		Share	Amount		Share	Amount		Share	Amount		Share
Private sector banks	Ch$	269,019,684	83.5%	Ch$	159,167,560	85.6%	Ch$	116,405,640	77.8%	Ch$	20,151,249	90.9%
Banco del Estado		53,119,292	16.5		26,719,238	14.4		33,157,313	22.2		2,019,095	9.1
Total banking system	Ch$	322,138,976	100.0%	Ch$	185,886,798	100.0%	Ch$	149,562,953	100.0%	Ch$	22,170,344	100.0%

Source: CMF

(1)	Loans to customers. Interbank loans are not included.
(2)	Excludes operations of subsidiaries abroad.
(3)	For purposes of this table, equity includes capital and reserves, net income for the period and provisions for minimum dividends.

Loans

We had total loans of Ch$30,936,968 million as of December 31, 2020, according to information published by the CMF under Chilean GAAP. The following table sets forth our market share and the market share of our principal private sector competitors in terms of total loans, as of the dates indicated, according to information published by the CMF under Chilean GAAP:

	Total Loans(1)(2)(3)
CHILEAN GAAP:	As of December 31,
	2018	2019	2020
Banco Santander–Chile	18.3%	18.0%	18.5%
Banco de Chile	16.9	16.5	16.6
Banco de Crédito e Inversiones	13.9	14.0	14.3
Scotiabank	13.8	14.0	13.7
Banco Itaú-Corpbanca	10.2	10.1	9.8
Total market share	73.1%	72.6%	72.9%

Source: CMF

(1)	Allowances for loan losses not deducted.
(2)	Excludes operations of subsidiaries abroad.
(3)	Scotiabank on pro forma basis for 2018 following the merger with BBVA Chile.

Credit Quality

The following table sets forth the ratio of allowances to total loans of the largest private banks in Chile and of the Chilean financial system as a whole (including such banks) as of December 31, 2018, 2019 and 2020, according to information published by the CMF under Chilean GAAP:

	Allowances to Total Loans(1)(2)
CHILEAN GAAP:	As of December 31,
	2018	2019	2020
Scotiabank	2.16%	2.11%	2.00%
Banco de Crédito e Inversiones	1.85	1.97	2.22
Banco de Chile	2.17	2.28	2.41
Banco Santander—Chile	2.63	2.73	2.84
Banco Itaú-Corpbanca	3.10	3.36	3.99
Financial system	2.46%	2.58%	2.73%

Source: CMF

(1)	Includes operations of subsidiaries abroad.
(2)	Scotiabank on pro forma basis for 2018 following the merger with BBVA Chile.

The following table sets forth the ratio of past due loans (90 days or more) over total loans for the largest private banks in Chile as of December 31, 2018, 2019 and 2020 on an individual basis, according to information published by the CMF under Chilean GAAP:

	Past Due Loans to Total Loans(1)(2)
CHILEAN GAAP:	As of December 31,
	2018	2019	2020
Banco de Chile	1.09%	1.39%	0.97%
Banco de Crédito e Inversiones	1.37	1.36	1.18
Banco Santander-Chile	2.09	2.05	1.41
Scotiabank	1.66	1.90	1.47
Banco Itaú-Corpbanca	2.10	2.82	2.23
Financial system	1.91%	2.09%	1.59%

Source: CMF

(1)	Past Due loans refer to loans 90 days or more past due, including installments that are overdue and the remaining amount of principal and interest.
(2)	Scotiabank on pro forma basis for 2018 following the merger with BBVA Chile.

Deposits

We had total deposits (including demand deposits and time deposits) of Ch$24,066,770 million as of December 31, 2020, according to information published by the CMF under Chilean GAAP. The following table sets forth the market shares in terms of total deposits for private banks as of December 31, 2018, 2019 and 2020 on a consolidated basis, according to information published by the CMF under Chilean GAAP:

	Total Deposits(1)(2)
CHILEAN GAAP:	As of December 31,
	2018	2019	2020
Banco Santander–Chile	17.1%	16.9%	16.8%
Banco de Chile	15.9	15.9	16.1
Banco de Crédito e Inversiones	13.1	13.4	13.3
Scotiabank	11.7	11.5	10.5
Banco Itaú-Corpbanca	8.3	9.0	9.3
Total market share	66.1%	66.6%	66.0%

Source: CMF

(1)	Excludes operations of subsidiaries abroad.
(2)	Scotiabank on pro forma basis for 2018 following the merger with BBVA Chile.

Capital and Reserves

The following table sets forth year-end balances of capital and reserves for the largest private banks in Chile as of December 31, 2018, 2019 and 2020 according to information published by the CMF under Chilean GAAP:

	Capital and Reserves(1)(2)(3)
CHILEAN GAAP:	As of December 31,
		2018		2019		2020
Banco de Crédito e Inversiones	Ch$	3,181,307	Ch$	3,510,669	Ch$	3,672,487
Banco de Chile		3,014,690		3,235,676		3.483,431
Banco Itaú-Corpbanca		3,427,179		3,351,440		3,313,805
Banco Santander - Chile		2,871,378		3,083,852		3,290,386
Scotiabank	Ch$	2,034,269	Ch$	1,965,959	Ch$	2,312,753

Source: CMF

(1)	Capital and Reserves equals to total equity before provisions for minimum dividends and net income for the period.
(2)	Includes operations of subsidiaries abroad.
(3)	Scotiabank on pro forma basis for 2018 following the merger with BBVA Chile.

Net Income attributable to equity holders

The following table sets forth the market shares in net income attributable to equity holders for private sector banks as of December 31, 2018, 2019 and 2020, according to information published by the CMF under Chilean GAAP:

	Net Income(1)(2)
CHILEAN GAAP:	As of December 31,
	2018	2019	2020
Banco Santander—Chile	25.2%	21.8%	43.9%
Banco de Chile	25.3	23.4	39.3
Banco de Crédito e Inversiones	16.9	15.9	26.9
Scotiabank	4.6	10.0	23.4
Banco Itaú-Corpbanca	7.3	5.0	(78.5)
Total Market Share	79.4%	76.1%	54.9%

Source: CMF

(1)	Includes operations of subsidiaries abroad.
(2)	Scotiabank on pro forma basis for 2018 following the merger with BBVA Chile.

Return on Capital and Reserves

The following table sets forth our return attributable to equity holders on capital and reserves and the returns attributable to equity holders on capital and reserves of our principal private sector competitors and the Chilean banking industry as a whole, in each case as of December 31, 2018, 2019 and 2020, according to information published by the CMF under Chilean GAAP:

	Return on Capital and Reserves(1)(2)(3)
CHILEAN GAAP:	Year Ended December 31,
	2018	2019	2020
Banco Santander–Chile	20.6%	17.9%	15.7%
Banco de Chile	19.7	18.3	13.3
Scotiabank	5.3	12.9	11.9
Banco de Crédito e Inversiones	12.4	11.5	8.6
Banco Itaú-Corpbanca	5.0	3.8	(27.9)
Financial System average	12.2%	12.5%	5.4%

Source: CMF

(1)	Corresponds to net income attributable to equity holders divided by the year-end balance of Capital and Reserves.
(2)	Includes operations of subsidiaries abroad.
(3)	Scotiabank on pro forma basis for 2018 following the merger with BBVA Chile.

Operating Revenues

The following table sets forth the market shares in terms of operating revenues for private banks as of December 31, 2018, 2019 and 2020, on a consolidated basis, according to information published by the CMF under Chilean GAAP:

	Operating Revenues(1)(2)
CHILEAN GAAP:	As of December 31,
	2018	2019	2020
Banco de Crédito e Inversiones	15.5%	15.9%	17.1%
Banco Santander–Chile	18.1	16.3	17.1
Banco de Chile	18.3	16.9	16.3
Scotiabank	8.3	10.6	10.8
Banco Itaú-Corpbanca	12.2	10.4	9.1
Total Market Share	72.5%	70.1%	70.4%

Source: CMF

(1)	Includes operations of subsidiaries abroad.
(2)	Scotiabank on pro forma basis for 2018 following the merger with BBVA Chile.

Operating Margin

The following table sets forth the operating margins for private banks as of December 31, 2018, 2019 and 2020, on a consolidated basis, according to information published by the CMF under Chilean GAAP:

	Operating Margin(1)(2)
CHILEAN GAAP:	As of December 31,
	2018	2019	2020
Banco de Chile	6.1%	5.7%	5.6%
Banco de Crédito e Inversiones	4.8	5.3	5.2
Scotiabank(3)	3.4	5.5	5.1
Banco Santander—Chile	5.6	5.2	5.1
Banco Itaú-Corpbanca	5.1	2.6	3.8
Financial System average	5.1%	5.2%	5.1%

Source: CMF

(1)	Includes operations of subsidiaries abroad.
(2)	Operating income divided by average interest earning assets.
(3)	Scotiabank on pro forma basis for 2018 following the merger with BBVA Chile.

Operating Expenses

The following table sets forth the market shares in terms of operating expenses for private sector banks as of December 31, 2018, 2019 and 2020, on a consolidated basis, according to information published by the CMF under Chilean GAAP:

	Operating Expenses(1)(2)
CHILEAN GAAP:	As of December 31,
	2018	2019	2020
Scotiabank	8.7%	11.0%	8.7%
Banco Santander—Chile	14.6	14.0	12.7
Banco de Chile	16.2	15.7	13.0
Banco de Crédito e Inversiones	16.5	16.5	15.3
Banco Itaú-Corpbanca	14.3	12.8	24.0
Total Market Share	70.3%	69.9%	73.6%

Source: CMF

(1)	Includes operations of subsidiaries abroad.
(2)	Scotiabank on pro forma basis for 2018 following the merger with BBVA Chile.

Efficiency

The following table sets forth the efficiency ratios of the largest private Chilean banks as of December 31, 2018, 2019 and 2020, according to information published by the CMF under Chilean GAAP:

	Efficiency Ratio(1)(2)(3)
CHILEAN GAAP:	As of December 31,
	2018	2019	2020
Banco Santander–Chile	41.5%	42.0%	42.5%
Banco de Chile	45.3	45.2	45.5
Scotiabank	54.0	50.5	46.4
Banco de Crédito e Inversiones	54.5	50.6	51.0
Banco Itaú-Corpbanca	60.2	59.9	151.0
Financial System average	51.3%	48.8%	57.2%

Source: CMF

(1)	Operating expenses divided by operating revenue.
(2)	Includes operations of subsidiaries abroad.
(3)	Scotiabank on pro forma basis for 2018 following the merger with BBVA Chile.

REGULATION AND SUPERVISION

General

In Chile, only banks may maintain current accounts for their customers and, together with certain other specific non-banking financial institutions, may accept time deposits. The main authorities regulating financial institutions in Chile are the Financial Market Commission (“CMF”) and the Central Bank. Chilean banks are primarily subject to the General Banking Act and secondarily, to the extent not inconsistent with that law, the provisions of the Chilean Corporations Law governing publicly listed corporations, except for certain provisions that are expressly excluded. The Chilean banking regulatory system dates to 1925 and has been characterized by periods of substantial regulation and government intervention, as well as periods of deregulation. The most recent period of deregulation commenced in 1975 and culminated in the adoption of a series of amendments to the General Banking Act. In 2004, amendments to the General Banking Act granted additional powers to banks, including general underwriting powers for new issuances of certain debt and equity securities and the power to create subsidiaries to engage in activities related to banking, such as brokerage, investment advisory, mutual fund services, investment fund management, factoring, securitization products and financial leasing services. Prior to 2006, banks had the option of distributing less than 30% of their earnings as dividends in any given year, subject to approval of the holders of at least two-thirds of the bank’s common stock. In 2006, however, the General Banking Act was amended to eliminate this alternative. During the last years, several modifications to the General Banking Act were issued with the purposes of a gradual implementation of Basel III guidelines. For more information on recent modifications to the General Banking Act see “Item 4. Information on the Company—Regulation and Supervision— Modifications to the General Banking Act”.

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

The Financial Market Commission

In accordance with modifications introduced in January 2019 to the General Banking Law, the CMF took over the authority previously vested on the SBIF and replaced it as the Chilean banking regulator in June 2019. For more information on such replacement and further amendments introduced to the General Banking Act, see “Item 4. Information on the Company—Regulation and Supervision—Modifications to the General Banking Act”.

The CMF was established in January 2018, pursuant to Law No. 21,000 and replaced the Superintendency of Securities and Insurance (“SVS”) and the SBIF. Specifically, the CMF must regulate, oversee, sanction and manage the operation, stability and development of the Chilean financial market by easing the participation of market agents while keeping public trust. In order to do so, the CMF must have an overall and systemic vision by protecting interests of investors and insured agents. The CMF also can impose sanctions on the supervised entities.

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

By the end of 2020, the board of the CMF announced that, starting in 2021, its internal structure would move towards a “twin peaks” system, following recommendations from the International Monetary Fund (“IMF”). This means that the CMF’s structure, from January 2021 onwards, is divided into two sections depending on the supervisory and regulatory objects. One of these sections will exclusively address prudential/solvency regulation and supervision, while the other will focus on conduct regulation and supervision.

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

Our subsidiaries Banchile Corredores de Bolsa S.A., Banchile Administradora General de Fondos S.A., and Banchile Corredores de Seguros Ltda. are also supervised by the CMF.

Many of the amendments to the General Banking Act introduced in January 2019 involve regulation currently in the process of being implemented by the CMF and/or the Central Bank. For more information on the timeframe for such implementation of new banking regulations see “Item 4. Information on the Company—Regulation and Supervision— Modifications to the General Banking Act.”

Limitations on Types of Activities

Chilean banks can only conduct those activities expressly allowed by Article 69 of the General Banking Act, including among others, opening bank accounts, bond issuance, consumer and commercial (secured or unsecured) loan placements, consumer mortgages, engaging in financial derivatives, factoring and leasing activities, accepting deposits and, subject to certain limitations, making investments and performing financial services. Investments are restricted to real estate for the bank’s own use, gold, foreign exchange and debt securities. Through subsidiaries, banks may also engage in other specific financial service activities such as securities brokerage services, mutual fund management, investment fund management, foreign capital fund management, financial advisory, securitization and factoring activities. Subject to specific limitations and the prior approval of the CMF and the Central Bank, Chilean banks may own majority or non-controlling interests in foreign banks. The CMF and the Central Bank are allowed by the General Banking Act to dictate and issue ancillary regulation stating additional requirements for certain activities in which banks can engage.

Deposit Guarantee

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

The General Banking Act contemplates a current deposit guarantee for time deposits such that the principal amount of time deposits would be 100% guaranteed by the Chilean Government with a limit of UF 200 per person (approximately Ch$5.8 million or U.S.$ 8,167.0 as of December 31, 2020) in a single bank and UF 400 per person (approximately Ch$11.6 million or U.S.$ 16,333.9 as of December 31, 2020) in the Chilean banking system as a whole.

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

As of December 31, 2020, Banco de Chile fully complied with these reserve requirements.

In accordance with modifications introduced in January 2019 to the General Banking Act, if a Chilean bank or a foreign bank operating in Chile is defined to be a domestic-systemically important bank by the new regulator, it may be subject one or a combination of restrictions, including but not limited to, more restrictive reserve requirements. In this regard, the new banking framework establishes that under certain conditions a systemically important bank may be required to hold assets in cash or highly liquid instruments for the amount by which the daily balance of deposits payable on demand, net of clearing, exceeds 1.5 times the amount of the bank’s Regulatory Capital. On November 2, 2020, the CMF published the final regulation that establishes the methodology for determining systemically important banks in Chile under the Basel III framework. Requirements for systemically important banks could be imposed since March 2021 by the CMF based on the previously mentioned methodology and the guidelines defined by the General Banking Act. On March 31, 2021, the CMF announced that six local banks (including us) were designated as systemically important bank. However, as of the date of this annual report, we have not received notice about the amount of additional capital requirements or the systemic buffer that will be imposed on us.

For more information on this regulation and, further, on the timeframe for issuance and implementation of new banking regulation, see “Item 4. Information on the Company—Regulation and Supervision— 2019 Modifications to the General Banking Act.”

Minimum Capital

Under the General Banking Act, a bank must have a minimum paid in capital and reserves of UF 800,000 (Ch$ 23,256.3 million or U.S.$32.7 million as of December 31, 2020). However, a bank may begin its operations with 50% of such amount, provided that it has a Regulatory Capital ratio (defined as Regulatory Capital as a percentage of risk weighted assets) of not less than 12%. When such a bank’s paid in capital reaches UF 600,000 (Ch$ 17,442.2 million or U.S.$24.5 million as of December 31, 2020), the Regulatory Capital ratio requirement is reduced to 10%.

As of December 31, 2020, Banco de Chile fully complied with such minimum capital requirements.

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

Some banks, however, given specific characteristics and based on the judgement of the CMF, may be required to fulfill stricter thresholds in terms of capital adequacy. This is the case of Banco de Chile, which is subject to a Regulatory Capital (or Total Capital) ratio of at least 10% on risk-weighted assets. Nonetheless, in terms of the leverage ratio, Banco de Chile is required to comply with the same limit imposed on the whole banking system.

As of December 31, 2020, Banco de Chile fully complied with such capital adequacy requirements by holding a Regulatory Capital ratio of 16.0% on risk-weighted assets and a leverage ratio of 7.6%.

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

The legal framework incorporated by this amendment to the General Banking Act (Decreto con Fuerza de Ley No. 3) addresses four main topics on banking regulation and supervision, as follows:

●	Adoption of Basel III guidelines on capital adequacy. Under this modification, new minimum capital requirements levels in line with the main standards of Basel III Pillar 1 which must be fulfilled by Chilean banks, considering a phased-in transition from Basel I lasting four years after the specific regulatory framework is issued by the regulator. Likewise, the new legal framework establishes additional potential capital requirements associated with Pillar 2 of Basel III for those Banks having objective deficiencies in terms of coverage and management of banking-related risks. The phase-in period for the transition from Basel I to Basel III was expected to be completed in four years after the new specific banking framework was issued by the regulator, which was originally expected to start in December 2020, when capital requirements would be in place. However, in light of the COVID-19 pandemic in Chile, in March 2020 the CMF introduced modifications to the Basel III initial schedule by postponing Basel III requirements associated with risk-weighted assets from December 2020 to December 2021. Similarly, the phase-in periods for the systemic and conservation buffers were delayed by one year, now starting in December 2021, although the systemic buffer will start at zero in December 2021, which could gradually increase overtime with the exception of those banks that already had an additional capital requirement according to Article 35 of the General Banking Act. Also, regulatory capital adjustments were postponed one year, now starting in December 2022. Given the changes made to the original schedule, no additional capital requirements will be imposed on local banks before December 2021.

According to the phase-in period set in the modifications, within the 18 months following the integration of the former SBIF into the CMF, specific regulation for the implementation of Basel III must be issued by the CMF. Since May 2019, the CMF began the publication for comment in respect of their rule-making on a diverse and wide array of topics associated with Basel III. By December 2020, 11 out of 12 final rules had been issued by the CMF. The rules already in place, that are part of the Recopilación Actualizada de Normas (RAN) Compendium of the CMF, are related to:

a.	The guidelines for calculation and composition of regulatory capital for banks (RAN 21-1), are as follows:

1.	Common Equity Tier 1 or CET1 Capital: comprised by (i) paid-in capital related to common shares, (ii) stock surplus (share premium) resulting from the issuance of instruments included in CET1, (iii) reserves whether they come from net income, depreciation or expiration of perpetual bonds or not, (iv) accumulated other comprehensive income related to financial instruments measured at fair-value, (v) retained earnings or losses, net of provisions for minimum dividends, appreciation of perpetual bonds or interests/dividends paid on financial instruments issued for capital adequacy purposes, and (vi) minority interest. The CET1, however, is subject to a set of adjustments that include: (i) minority interest, (ii) goodwill and intangible assets, (iii) deferred tax assets (not related to temporary differences), (iv) accumulated other comprehensive income related to cash flow hedge accounting derivatives, (v) insufficiency of credit risk allowances when using internal methodologies for risk weighted assets, (vi) earnings from the sale of securitized assets, (vii) accumulated gains or losses from changes in own issuer risk related to financial liabilities measured at fair value (such as debit value adjustment for derivatives), (viii) assets related to pension plans for staff, (ix) investments in own assets, (x) significant and not significant investments, and (xi) threshold adjustments in line with Basel III. CET1 Capital that (for compliance with minimum levels) must equal to at least 4.4% of risk-weighted assets;

2.	Additional Tier 1 Capital or AT1: comprised of perpetual bonds and preferred stocks that (for compliance with minimum levels) must be equal to at least 1.5% of risk-weighted assets, once the CET1 minimum requirements have been fulfilled. Instruments issued by banks’ subsidiaries do not get counted for these purposes;

3.	Tier 1 Capital or T1: the sum of CET1 and AT1;

4.	Tier 2 Capital: comprised of (i) subordinated bonds of up to 50% of CET1 Capital, excluding subordinated bonds issued by banks’ subsidiaries, and (ii) voluntary provisions of up to 1.25% of credit risk-weighted assets if computed by standardized method or 0.625% if computed by internal method. Tier 2 capital may be computed (for compliance of minimum levels) up to 2.0% of risk-weighted assets, once fulfilled the Tier 1 Capital minimum requirements;

b.	Conditions to be fulfilled for the issuance of financial instruments representing AT1Capital (RAN 21-2) as mentioned above, while permitting a temporary substitution of AT1 Capital with T2 Capital for the maximum portion of 1.5% of risk weighted assets starting December 1, 2020, decreasing by 0.5% per year until reaching zero;

c.	Conditions to be fulfilled for the issuance of financial instruments representing Tier 2 capital (RAN 21-3), to be computed as part of total regulatory capital;

d.	A comprehensive framework for determination of credit risk-weighted assets for banks under both a standardized methodology and internal models (RAN 21-6);

e.	A standardized framework for determining market risk-weighted assets for the trading book (RAN 21-7), including risks not previously considered, such as stock market risk, commodity risk and issuer risk for fixed-income assets. Similarly, the framework does not consider internal models or fundamental review of the trading book, which would be analyzed by the CMF in the future;

f.	A standardized methodology for determining operational risk-weighted assets of banks (RAN 21-8), with no ability to apply internal models;

g.	Additional requirements of CET1 capital for banks (RAN 21-12), including both the conservation buffer equivalent to 2.5% of risk-weighted assets and the countercyclical buffer of up to 2.5% of risk-weighted assets;

h.	A methodology for determining systemically important banks or groups of banks (RAN 21-11), including a relationship between the qualifications obtained by means of the methodology and the corresponding capital requirement. This capital requirement could range from 1.0% to 3.5% of risk-weighted assets and it should be met with common equity Tier 1, while imposed by the CMF in agreement with the Central Bank. The characteristic of systemically important bank could also translate into add-ons to the leverage ratio requirement and other restrictions, such as an increase in reserve requirements (from the excess of demand deposit balances over 2.5 times the regulatory capital to 1.5 times the regulatory capital) and a decrease in the portion of interbank loans that a systemically important bank can have (from 30% to 20%), among others;

i.	A framework for the calculation of leverage ratio (RAN 21-30), which considers a minimum level of 3.0% on total risk assets, although add-ons could be imposed by the CMF to systemically important banks for an amount of up to 50% of the systemic buffer imposed for CET1, T1 and regulatory capital indicators;

j.	The Pillar 2 framework (RAN 21-13 and amendments to the current RAN 1-13) for the regulatory review process, which establishes a set of requirements associated with the infrastructure, processes and governance that banks should comply with in order to ensure proper capital and risk management protocols. Pillar 2 includes other-than-Pillar-1 risks to be addressed by banks, such as interest rate risk of the banking book (IRRBB), concentration risk, strategic risk and reputational risk, among others, that the bank could consider relevant. Also, Pillar 2 incorporates the obligation for banks to carry out stress tests for relevant risk while incorporating their results for capital management purposes. Under Pillar 2, a bank will be subject to closer supervision as long as it is defined as an “atypical” bank, i.e. if its long-term IRRBB exceeds 15% of the Tier 1 capital. Also, Pillar 2 empowers the CMF to impose additional capital requirements of up to 4.0% of risk-weighted assets if it believes that a bank presents signs of a weak risk management approach or insufficient risk coverage; and

k.	Pillar 3 disclosure requirements related to information to be disclosed by banks in relation to their risk and capital management, which will be filed on a quarterly basis, in conjunction with financial statements, or separately. Although not associated with Pillar 3, the CMF has also reinforced its current information system, defining new reports on Basel III metrics, most of them staring July 2021.

There is only one piece of regulation pending of issuance by the CMF, which is the specific ruling associated with limits to significant exposures (Article N°83 of General Banking Act). Although this rule should have been issued by January 2021, the Chilean regulator has not informed us as to when it would be available for banks. Also, the methodology to activate or deactivate the countercyclical buffer, to be defined by the Central Bank and monitored by the CMF, is still pending.

Furthermore, in accordance with the modifications to the General Banking Act, the authorization and/or report from the Central Bank will be necessary for the implementation of several Basel III capital adequacy guidelines set forth in these modifications, such as the systemic buffer (to be defined by the CMF once agreed with the Central Bank) and the countercyclical buffer, which will rely on a methodology defined by the Central Bank while its activation will be in agreement with the CMF. On the other hand, Pillar 2 buffers, if any, will be defined exclusively by the CMF with agreement of the council.

●	The new capital requirements are as follows:

➢	Common Equity Tier 1 (“CET1”) above 4.5% of risk-weighted assets;

➢	Tier 1 = Common Equity Tier 1 + Additional Tier 1 (“AT1”) above 6.0% of risk-weighted assets;

➢	Tier 1 + Tier 2 above 8.0% of risk-weighted assets;

➢	Conservation Buffer of 2.5% of risk-weighted assets;

➢	Countercyclical Buffer of up to 2.5% of risk-weighted assets;

➢	Systemically-Important Banks (D-SIB) Buffer in the range of 1.0% to 3.5% of risk-weighted assets;

➢	Pillar 2 Buffer of up to 4.0% of risk-weighted assets.

These thresholds, with exception of Pillar 2, will be required to be fulfilled with CET1 capital. However, the Pillar 2 buffer, if any, could be met with CET1 capital, AT1 capital (perpetual bonds or preferred stocks) or Tier 2 Capital (subordinated bonds or disclosed reserves) according to the bank’s actual capital structure. The adoption of these regulatory thresholds was initially to be phased-in during a four-year period starting December 1, 2020. However, as a result of the COVID-19 pandemic, the phase-in period was postponed twelve months, starting December 2021. As of the date of this annual report, neither the countercyclical nor the Pillar 2 buffers had been established by banking regulators.

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

The regulation provides that 8% of the sum of the credit risk-weighted assets and the price risk of the trading book may not be higher than Regulatory Capital. In light of the merger between Banco de Chile and Banco A. Edwards in 2002, the SBIF raised the requirement of credit risk-weighted assets for us from 8% to 10%. As of December 31, 2020, the price risk of our trading book totaled Ch$91,039 million. Based on this amount, the following table shows our regulatory risk availability, computed as the difference between the Total Risk, composed of credit risk (or 10% of our risk-weighted assets) and market risk (or trading book price risk) and our Regulatory Capital, as of December 31, 2020:

	As of December 31, 2020
	(in millions of Ch$, except percentage)
(a) 10% risk-weighted assets	Ch$	3,056,657
(b) Trading book price risk		91,039
(c = a + b) Total Risk		3,147,696
(d) Regulatory Capital		4,878,500
(e = d – c) Risk Availability	Ch$	1,730,804
(f = c/d) Use of Regulatory Limit (as a % of Regulatory Capital)		64.5%

As part of the new regulations associated with the implementation of Basel III, the standardized model for measuring the price risk of the trading book was modified by the CMF and will begin to be reported by banks for market risk and capital management purposes beginning in July 2021. Under the new methodology, the price risk of the trading book would have been Ch$109,304 million as compared to the Ch$91,039 million presented in the table above. Under this new approach, the use of the regulatory limit (see table above) would have been 64.9%.

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

In March 2016, the Chilean regulator began to require C47 and C48 reports for informational purposes only (no limits were required at that point). The C47 report focuses on liabilities analysis from the concentration, maturity and renewal perspectives. On the other hand, the C48 report gauges Liquidity Coverage Ratio (“LCR”) and Net Stable Funding Ratio (“NSFR”), aligned with the Basel framework for these purposes. Also, on May 4, 2018 the Central Bank published for comment an amendment to Chapter III.B.2.1 of Compendio de Normas Financieras (the Compendium of Financial Norms) by which this regulator outlines the main guidelines for banks to follow in order to measure and control their liquidity position. This amendment is primarily focused on establishing a minimum requirement for the LCR, considering a phase-in period of five years, starting at 60% in 2019 and reaching the final limit of 100% in 2023 (with annual increments of 10% between 2019 and 2023).

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

In terms of liquidity regulatory limits, they are, as follows:

●	For C46 index, mismatches between modeled cash inflows and cash outflows over 30-day and 90-day periods must not exceed one time and two times the amount of Basic Capital (or Common Equity Tier 1 capital) held by any bank, respectively.

●	For the C47 report there is no regulatory limit, as it only characterizes the liability structure of banks.

●	For C48 and C49 reports, the LCR must exceed a regulatory limit of 70% as of December 31, 2020, which will increase ten percentage points every year to reach 100% in 2023. NSFR, instead, is not subject to any limit.

As of December 31, 2020, the Bank fully complied with all minimum liquidity requirements.

Further, in view of the COVID-19 outbreak, on March 30, 2020 the Central Bank announced a bundle of measures in order to ensure liquidity within the financial system. Among these measures, the Central Bank proposed to suspend the regulatory thresholds associated with C46 index (cash flows mismatches) for a 90-day timeframe, although report requirements remain for banks during that period. Similarly, the Central Bank also announced that the regulatory limit for C48 (70% for 2020) will be eased if required. For more information, see “Item 5. Operating and Financial Review and Prospects—Operating Results—Impacts of COVID-19 in 2020” and “Item 5. Operating and Financial Review and Prospects—Trend Information.”

Lending Limits

Under the General Banking Act, Chilean banks are subject to certain lending limits, including the following material limits:

●	A bank may not extend to any entity or individual, directly or indirectly, unsecured credit in an amount that exceeds 10% of the bank’s Regulatory Capital, or in an amount that exceeds 30% of its Regulatory Capital if the excess over 10% is secured by certain assets with a value equal to or higher than such excess.

●	In the case of financing infrastructure projects built through the concession mechanism, the 10% ceiling for unsecured credits is raised to 15% if secured by a pledge over the concession, or if granted by two or more banks or financial companies which have executed a credit agreement with the builder or holder of the concession.

●	A bank may not extend loans in an aggregate of 30% of its Regulatory Capital to a group of persons or entities belonging to the same holding group (grupo empresarial) as defined in the Securities Market Act.

●	A bank may not extend loans to another financial institution subject to the General Banking Act in an aggregate amount exceeding 30% of its Regulatory Capital.

●	A bank may not extend to any individual or entity that is, directly or indirectly, related to the ownership or management of the bank, credit under more favorable terms with respect to repayment conditions, interest rates or collateral than those granted to third parties in similar transactions. The aggregate amount of such credits granted to related persons may not exceed 5% of the bank’s Regulatory Capital. The 5% unsecured ceiling is raised to 25% of the bank’s Regulatory Capital if the excess over 5% is secured by certain assets with a value equal to or higher than such excess. In any case, the aggregate amount of these credits granted by the bank may not exceed the bank’s Regulatory Capital.

●	A bank may not directly or indirectly grant a loan, the purpose of which is to allow an individual or entity to acquire shares of the lender bank.

●	A bank may not lend, directly or indirectly, to a director or any other person who has the power to act on behalf of the bank.

●	A bank may not grant loans to related parties (including holders of more than 1% of its shares or 5% of its shares if these are actively traded stocks) on more favorable terms than those generally offered to non-related parties. Loans granted to related parties are subject to the limitations above. The aggregate amount of loans to related parties may not exceed a bank’s Regulatory Capital.

As of December 31, 2020, the Bank fully complied with the lending limits established by the General Banking Act.

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

A bank’s solvency rating is determined by its Regulatory Capital (after deducting accumulated losses during the financial year) to risk-weighted assets ratio. This ratio is equal to or greater than 10% for level A banks, equal to or greater than 8% and less than 10% for level B banks and less than 8% for level C banks. However, this criteria is expected to be revised by the new regulator once new capital requirements set forth in the recent modifications to the General Banking Law are implemented. For more information on these new rules on capital requirements and the timeframe for implementation, see “Item 4. Information on the Company—Regulation and Supervision— New Modifications to the General Banking Act.”

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

In addition, the Circular No. 3,612 establishes a set of guidelines and good practices to be considered by banks in the management of business continuity risks, taking into account the volume and complexity of their operations. The corresponding adherence to these practices will be considered in the management evaluation “Solvency and Management Classification” carried out by the CMF.

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

Internationalization of the Chilean peso

During the last couple of years, the Central Bank has enacted regulation with the purpose of internationalizing our local currency, the Chilean peso. Until now, the Chilean peso is used only in the local market. These new regulations include a new rule issued in December 2020, by virtue of which certain offshore transactions denominated in Chile peso shall be allowed. For instance, starting on March 2021, Chilean banks may: (i) execute off-shore derivative transactions settled or paid in Chilean pesos; (ii) open and maintain Chilean peso denominated current accounts to non-Chilean residents, and (iii) grant off-shore loans denominated in Chilean pesos to non-Chilean residents. Likewise, from September 2021 onwards, Chilean residents will be permitted to make Chilean peso denominated foreign deposits or investments and to grant loans, make capital contributions and other investments abroad, all denominated in Chilean pesos. Based on internal estimates, this new rule is not expected to have a material impact on our results of operations or financial condition.

Procedures for the Management of Information of Interest to the Market

In order to ensure compliance with the provisions of the Ley de Mercado de Valores No. 18,045 (the Chilean “Securities Market Law”) and further specific regulations, our board of directors has approved the Manual for the Management of Information of Interest to the Market (the “Manual”).

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

Prevention of Money Laundering and the Financing of Terrorism

Law No. 19,913, enacted in 2003, created the Financial Analysis Unit and established specific regulation regarding money laundering. The CMF issues further regulations governing the requirements applicable to banks with respect to prevention of money laundering and terrorism financing. The regulations, as amended, are aimed at incorporating international anti-money laundering (“AML”) and terrorism financing laws to the Chilean banking industry. Pursuant to these regulations, the CMF requires that banks implement an Anti-Money Laundering and Terrorism Financing system based mainly on the “know your customer” and source of wealth concepts. Moreover, these policies and procedures must be approved by the board of directors of each bank and must take into account the volume and complexity of its operations and other related parties.

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

In 2015, further rules regarding the PEPs were issued by the banking regulator. Among others, they require banks to keep specific PEPs policy and procedures in place to grant certain loans to PEPs, as well as to carry out controls procedures associated with service providers when PEPs are involved therewith.

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

Consumer-Oriented Regulation

During the last decade, a wide array of legislation has been enacted with the purpose of enhancing consumer rights. For further information on these laws and regulations, see “Item 4. Information on the Company—Regulation and Supervision—Consumer-Oriented Regulation” in our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC on April 29, 2020.

Among the latest consumer legislation enacted in Chile, Law 21,081 came into force on March 14, 2019 and amended the Consumer Protection Law (Law No. 19,496). This amendment aims to strengthen consumer protection, granting new powers to SERNAC in matters of oversight. Likewise, fines are increased and the authority of SERNAC is reinforced in the scope of collective actions and collective voluntary procedures. The main reforms affecting banks as financial services providers are, among others:

●	SERNAC inspectors shall be empowered to request the assistance of public force to be granted by local courts, in the event that the provider does not provide access to its facilities to SERNAC.

●	SERNAC is granted authority to initiate collective voluntary procedures.

●	Fines for adhesion contract infringement and misleading advertising are increased to up to 1,500 UTM (Unidades Tributarias Mensuales) which, as of March 31, 2021, would amount to approximately Ch$77.2 million (approximately U.S.$ 107,418).

●	For the determination of fines, within the framework of collective actions, mitigating and aggravating circumstances and the number of affected consumers will be weighted. In case of full and effective compensation damages for all consumers, a lump sum will be applied as a fine, which may not exceed 30% of the sales of the product or service line made in the period of the infringement, or double the economic benefit obtained as a result of it. In any case, the fine may not exceed 45,000 UTA (Unidades Tributarias Anuales) for each event, which as of March 31, 2021 amounted to approximately Ch$27,804.1 million (approximately U.S.$ 38.7 million).

●	In collective lawsuits, in addition to the material damage, moral damage may be also sought, and the judge may establish a common minimum amount.

●	The court is empowered to increase the amount of the compensation granted by 25% in case of aggravating circumstances, established in the Consumer Protection Law.

During May 2020, Law 20,009 regarding liabilities of payment service providers (such as banks) and their customers, was modified, setting new standards in cases of fraudulent transactions carried out with credit or debit cards, including those by electronic means. It was established that funds charged to credit or debit cards for transactions that are not recognized by the customer, must be returned to the cardholder’s account. Specifically, this legislation provides that, if such unrecognized charged funds are up to an amount of UF 35 (equivalent to Ch$1,028,817.0 as of March 31, 2021), the payment service provider are obligated to return these funds to the cardholder’s account within five business days. In case of unrecognized charges for amounts over the limit of UF 35, the payment service provider has an additional term of seven days to return the amounts in excess of UF 35. However, in this case, the payment service provider may retain such excess if it considers to have sufficient evidence to determine that the customer acted fraudulently or with gross negligence, in which case the payment service provider will be required to prove this to the applicable court. Also, this law prohibits payment service providers to offer fraud insurance for such cards. It further establishes obligations for the payment service provider to take adequate measures to protect the payment services in case of unlawful acts, holding them liable for damages caused by security and protection deficiencies in their technological systems through which such services are provided. Accordingly, this law establishes that certain fraudulent transactions with credit or debit cards and electronic payments (such as forgery of credit or debit cards, sale of forged or stolen cards and/or its data, impersonation of a card/accountholder, etc.) are constitutive of crimes subject to imprisonment penalties and fines up to threefold the amount of the fraudulent transaction. Further, it grants the Chilean Public Ministry (public prosecutors) broad powers to investigate these crimes when they are suspected to be related to organized crime. Some of the effects that this new regulation has caused since its publication are: (i) banks’ liabilities towards clients in cases of fraudulent transactions carried out with credit or debit cards, including those by electronic means, have increased; (ii) litigation and related costs have increased; (iii), thresholds and evidentiary standards were raised in litigation to determine the liability of the customer. For more information, see “Item 3. Key Information—Risk Factors—Risks Relating to our Operations and the Chilean Banking Industry—Restrictions imposed by banking regulations may constrain our operations and thereby adversely affect our financial condition and results.”

In June 2020, the Chilean Congress passed a law known as “Financial Portability,” which aims to simplify the bank switching process for individual customers and SMEs of certain products, while also reducing the costs and time associated with the process. In summary, all banking customers holding: (i) a savings account, (ii) a demand account, (iii) electronic checks, (iv) a line of credit, (v) credit or debit cards, (vi) time deposits, (vii) mutual funds, (viii) consumer loans, (ix) auto-finance loans, (x) residential mortgage loans, or (xi) a combination of these products, are able to transfer such services to other financial service providers in order to improve the financial terms of any banking product or a group of products, such as interest rates, tenors and related benefits. The bank switching process is managed by the provider receiving the new customer. As of the date of this annual report, this new regulation has had no material impact on our results of operations or financial condition.

Insurance Brokerage Regulations

Among other legislations on this matter, a certain regulation establishes that, in the case of early termination of an insurance policy paid for in advance (for example, because of the early repayment of the related loan), all unearned premiums must be refunded to the customer by the company that issued the policy. This refund obligation includes both the unearned premiums and commissions relating to the remaining policy period, such as brokerage fees (e.g., the fees of our subsidiary Banchile Corredores de Seguros Limitada) and any other commissions. The premiums and commissions subject to refund will be calculated in proportion to the unelapsed period. This refund obligation applies with respect to insurance policies issued after this regulation became effective. Prior to this regulation, unearned premiums were refunded only if the early termination took place within the later of 45 days after the issuance of the insurance policy, or one-tenth of the total term of the insurance policy (from the date of issuance). These refund obligations did not have a material effect on our results of operations in 2019 and 2020.

Maximum Legal Interest Rates

Maximum interest rates are regulated by Law 20,715, enacted in 2013. This legislation affects all Chilean businesses that charge interests (including all banks, department stores and any other commerce or financial provider) on loans up to UF 200 (approximately U.S.$ 8,167.0 as of December 31, 2020), including installment loans, credit cards and credit lines related loans, as well as overdue loans. This regulation established among other things, a new methodology for calculating the maximum legal interest rate for loans –not indexed to inflation– longer than a 90-day term, which resulted in a reduction of the maximum legal interest rate applicable to such debtors. This law did not have a material effect on our results of operations during the transition or implementation period (from 2014 to 2015).

We cannot rule out that new limits to the maximum interest rates may be imposed to local banks or foreign banks operating in Chile in the future. Furthermore, as of the date of this annual report, amendments to this legislation are under discussion in the Chilean Congress. For further information see “Item 3. Key Information—Risk Factors—Risks Relating to our Operations and the Chilean Banking Industry—Restrictions imposed by banking regulations may constrain our operations and thereby adversely affect our financial condition and results.”

Automatic Payment of Overdraft Lines of Credit

During 2019, Law No. 21,167 was enacted. This legislation regulates the payment of overdraft lines of credit, and entered into force on January 1, 2020. This law modified Chilean legislation regarding banks current accounts and checks, by establishing that debts arising from the use of a line of credit associated with current accounts (“overdraft loans”) will be automatically paid with available outstanding funds in the customer’s current account, to the extent there are not any outstanding balances associated to other loans owed by the customer. However, the customer is also entitled to directly pay-off the overdraft loans by means of deposits or electronic money transfers. Nevertheless, at any time the customer can instruct the bank not to automatically pay-off the overdraft loan with available funds in the current account, in which case the overdraft loan may only be paid by the customer through direct deposit or electronic money transfer. The customer is entitled to change the payment method at any moment, effective in the next month following the instruction.

Law No. 21,167 was not expected to have a material impact on our results of operations, either during the year of implementation (2020) or in the future.

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

For more information for the years ended December 31, 2013, 2014, 2015, 2016 and 2017, respectively, please refer to “Item 4—Information on the Company—Regulation and Supervision—Credit Risk Provisioning” in our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC on April 29, 2020.

Amendments to the Reform that Modified the Chilean Tax System

In 2014, the Chilean Congress approved a law reforming the Chilean tax system. This tax reform (Law No. 20,780) aimed to gradually increased the first category tax or corporate tax rate between 2014 and 2018 while establishing two alternative tax regimes from 2017 onwards: (i) the Semi-Integrated Regime and (ii) the Attribution Regime.

Notwithstanding the above, in February 2016, a new tax law was enacted (Law No. 20,899), aiming to simplify the 2014 reform by limiting the possibility of choosing between the two alternative tax regimes. In fact, according to this amendment to the Chilean tax system, publicly traded companies are only subject to the Semi-Integrated Regime. Consequently, the statutory corporate tax rate for Banco de Chile was 25.5% in 2017 and 27.0% from 2018 onwards.

The tax reform also affects the taxes levied on dividends received by investors that hold shares of common stock or ADS from 2017 onwards. Under the Semi-Integrated Regime, holders of shares or ADS pay taxes on the dividends effectively received from the company (withholding tax of 35% for foreign investors and a general regime tax for local investors). Foreign investors from Double Taxation Avoidance Treaty (“DTAT”) countries are able to use 100% of the corporate tax paid by the company as a tax credit. However, local investors and holders from non-DTAT countries are permitted to use only 65% of the corporate tax paid by the company as a tax credit.

However, in order to provide evidence of their tax residence, foreign holders of our ADSs or of our shares of common stock must send to Banco de Chile a certificate of residence issued by their local tax authority. This certificate must be legalized or apostilled and valid at the moment of the distribution of dividends, otherwise the Tax credit will be 65%.

In addition, Law No. 20,899 permits investors to use 100% of the corporate tax paid by the company as a tax credit, if investors reside in countries that were part of DTAT before January 1, 2017, even though the DTAT was not in force from 2017 onwards. However, this special treatment only applied until December 31, 2019.

Consequently, Law No. 21,047 enacted on November 23, 2017 extended the previously mentioned exemption until December 31, 2021, with regard to DTAT signed through January 1, 2019 and pending to enter into force as of December 31, 2021.

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

During 2018 the Chilean Government sent a bill to the Chilean congress, which was intended to modernize the Chilean tax system by introducing a set of technical adjustments in order to simplify the current tax system, while incorporating new regulations related to the integration of the whole tax system and introducing new taxes on digital services, among other topics. The bill, however, was not passed by the Chilean Congress. Moreover, following the social unrest which occurred in Chile during late 2019, the Ministry of Finance reformulated the former bill in order to address social demands, by increasing tax collection, while resigning to certain elements originally proposed by the Chilean Government, with the purpose of reaching an agreement in the Congress. As a result of the latter, Law No. 21,210, which modernizes the local tax system, was enacted and became law during February 2020. This new law mainly focuses on: (i) entrepreneurship promotion measures by providing SMEs with a special tax regime based on total integration and a statutory tax rate of 25%, as opposed to large companies and corporations, which will continue to be subject to a semi-integrated system while bearing a statutory corporate tax rate of 27%, (ii) initiatives promoting private investment by introducing instantaneous or accelerated depreciation for fixed-assets, reducing the time frame to receive reimbursements of VAT paid on fixed-assets, (iii) reductions or exemptions of property taxes paid by elderly people and low income pensioners; (iv) increasing taxes paid by high-income individuals by means of adding a new tax bracket of 40%, and raising taxes on properties that exceed U.S.$500,000 in assessed value, (v) incorporating a regional green tax of 1% levied on investment projects exceeding U.S.$10 million in capital expenditures that were subject to environmental approval, (vi) lowering tax benefits on capital gains obtained in stock markets, (vii) creating a Taxpayer Protection & Advisory Agency, which aims to be a counterpoint to the Chilean Internal Revenue Service on taxation matters, and (viii) introducing a digital approach, which considers both the compulsory use of electronic bill and invoices, aimed at reducing tax evasion, and the imposition of VAT on digital services.

On September 2, 2020, Law No 21,256 was enacted establishing additional tax measures as part of the emergency plan for economic reactivation following the COVID-19 pandemic. Among others, the main measures included in this law were: (i) temporary reduction of the statutory corporate tax rate to 10% for SMEs for the business years 2020, 2021 and 2022, (ii) refund of accumulated VAT for purchases and/or services acquired between January and May 2020 by SMEs, and (iii) a temporary additional accelerated depreciation for fixed assets newly and imported acquired between June 1, 2020 and December 31, 2022, for all types of companies.

For more information on current bills being discussed in the Chilean Congress addressing taxation, see “Item 3. Risk Factors— Risks Relating to our Operations and the Chilean Banking Industry— Restrictions imposed by regulations may constrain our operations and thereby adversely affect our financial condition and results” and for additional information in the Chilean Tax framework, see “Item 10. Additional Information—Taxation—Chilean Tax Considerations.”

Bankruptcy Law

Chilean Bankruptcy Law aims to promote agreements and avoid liquidations became effective. Among the main changes introduced by this law is Article 57, which is intended to protect debtors and provides that, during a 30-day term beginning on the date of the appointment of observers:

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

Reporting of Operational and Cybersecurity Incidents

According to Chapter 20-8 of Recopilación Actualizada de Normas, banks must report immediately to the SBIF certain types of significant operational incidents in order to keep the regulator properly informed. For purposes of the regulation, an operational incident is deemed significant if the event affects the business continuity, information security or reputation of the bank.

During 2018, the regulator introduced modifications to the regulation associated with the management of operational risk by supplementing Chapters 1-13 and 20-8 of Recopilación Actualizada de Normas with specific guidelines on cybersecurity matters. Under this amendment, the SBIF widens its scope of supervision by incorporating cybersecurity matters through the continuous assessment of banks’ critical technological infrastructure that exposes banks to risks of data integrity, data availability and confidentiality of clients’ information. Also, a dedicated digital platform was created, through which banks should report directly to the regulator within a 30-minute time frame the occurrence of an incident and requires the appointment of the bank’s representative to be in charge of the communication with the CMF for these purposes. Similarly, banks are required to timely inform customers and users about cybersecurity incidents affecting quality and continuity of services, as well as incidents that are publicly known. In addition, under these guidelines, banks are compelled to maintain an alert system at an industry level in order to share information about incidents and measures that should be taken in order to mitigate widespread impact.

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

ORGANIZATIONAL STRUCTURE

The following diagram presents our current corporate structure, including our subsidiaries and their respective direct ownership interests, as of April 23, 2021:

All of the subsidiaries presented above have their jurisdiction of incorporation in the Republic of Chile. See “—Business Overview—Principal Business Activities—Operations through Subsidiaries” for more information on our subsidiaries.

On February 4, 2021, we began a voluntary and anticipated dissolution process for Banchile Securitizadora S.A. as approved by the subsidiary’s shareholders during the extraordinary meeting held on the same date. As of the date of this annual report, the final approval of the CMF is still in progress.

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

As of December 31, 2020, we owned the properties on which 166 of our full-service branches and other points of sale are located (approximately 112,400 square meters of office space). Also, as of December 31, 2020, we had leased office space for 169 of our full-service branches with office space of approximately 52,290 square meters. Lastly, the 11 remaining branches and other points of sale were managed through a combined model by which part of the branch surface is owned and the remaining branch surface is under a leasing contract. Also, in some cases, we entered into special partnership agreements with the property’s owners.

We also own properties throughout Chile for back office and administrative operations, as well as for storage of documents and other purposes. We believe that our facilities are adequate for our present needs and suitable for their intended purposes.

As of December 31, 2020, we also owned approximately 134,250 square meters in mainly recreational physical facilities in Chile, which we use to assist our employees in maintaining a healthy work and life balance and which we use for incentive and integration activities.

Our 2021 infrastructure expenditures budget includes disbursements associated with the renovation of some of our branches particularly as a result of a new customer service model we are deploying in some of our locations (60%), renovation and restoration of our corporate buildings (16%), general maintenance investments (14%), reconstitution of infrastructure related to contingency issues (9%) and other initiatives related to subsidiaries and security expenditures (1%).

SELECTED STATISTICAL INFORMATION

The following information is included for analytical purposes and should be read in conjunction with our audited consolidated financial statements as of and for the year ended December 31, 2020 appearing elsewhere in this annual report and “Item 5. Operating and Financial Review and Prospects.”

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

The following tables set forth, by currency of denomination, average balances and, where applicable, interest amounts and nominal rate for our assets and liabilities under IFRS for the years ended December 31, 2018, 2019 and 2020:

	For the Year Ended December 31,
	2018					2019					2020
IFRS:	Average Balance		Interest Earned(1)		Average Nominal Rate	Average Balance		Interest Earned(1)		Average Nominal Rate	Average Balance		Interest Earned(1)		Average Nominal Rate
	(In millions of Ch$, except percentages)
Assets
Interest earning assets
Financial Investments
Ch$	Ch$	1,940,757	Ch$	65,890	3.40%	Ch$	2,156,285	Ch$	68,117	3.16%	Ch$	3,875,777	Ch$	35,019	0.90%
UF		675,769		23,906	3.54		537,993		20,010	3.72		470,582		17,011	3.61
Foreign currency		195,455		8,280	4.24		135,731		5,464	4.03		77,691		2,890	3.72
Total		2,811,981		98,076	3.49		2,830,009		93,591	3.31		4,424,050		54,920	1.24
Loans in advance to Banks
Ch$		515,441		16,044	3.11		823,533		17,187	2.09		1,677,319		5,814	0.35
UF		—		—	—		—		—	—		—		—	—
Foreign currency		315,322		8,094	2.57		363,308		10,270	2.83		297,226		4,983	1.68
Total		830,763		24,138	2.91		1,186,841		27,457	2.31		1,974,545		10,797	0.55
Commercial loans
Ch$		7,025,701		447,268	6.37		7,196,336		449,502	6.25		8,575,948		414,847	4.84
UF		5,428,982		264,467	4.87		6,017,552		296,653	4.93		6,275,327		279,478	4.45
Foreign currency		2,085,578		81,033	3.89		2,532,428		104,200	4.11		2,472,405		74,832	3.03
Total		14,540,261		792,768	5.45		15,746,316		850,355	5.40		17,323,680		769,157	4.44
Consumer Loans
Ch$		4,055,947		607,729	14.98		4,342,319		633,192	14.58		4,062,452		528,154	13.00
UF		64,615		5,564	8.61		61,777		5,006	8.10		86,638		5,113	5.90
Foreign currency		36,433		—	—		41,146		—	—		29,528		—	—
Total		4,156,995		613,293	14.75		4,445,242		638,198	14.36		4,178,618		533,267	12.76
Residential mortgage loans
Ch$		33,641		260	0.77		33,311		169	0.51		33,716		305	0.90
UF		7,649,420		502,572	6.57		8,528,134		531,840	6.24		9,186,710		519,966	5.66
Foreign currency		—		—	—		—		—	—		—		—	—
Total		7,683,061		502,832	6.54		8,561,445		532,009	6.21		9,220,426		520,271	5.64
Repurchase agreements
Ch$		81,947		2,767	3.38		81,901		2,480	3.03		51,467		1,406	2.73
UF		—		—	—		—		—	—		—		—	—
Foreign currency		—		—	—		—		—	—		—		—	—
Total		81,947		2,767	3.38		81,901		2,480	3.03		51,467		1,406	2.73
Other assets
Ch$		58,905		2,575	4.37		46,023		2,377	5.16		38,192		1,404	3.68
UF		—		—	—		—		—	—		—		—	—
Foreign currency		237,631		4,598	1.93		332,089		6,641	2.00		439,551		3,745	0.85
Total		296,536		7,173	2.42		378,112		9,018	2.39		477,743		5,149	1.08
Total interest earning assets
Ch$		13,712,339		1,142,533	8.33		14,679,708		1,173,024	7.99		18,314,871		986,949	5.39
UF		13,818,786		796,509	5.76		15,145,456		853,509	5.64		16,019,257		821,568	5.13
Foreign currency		2,870,419		102,005	3.55		3,404,702		126,575	3.72		3,316,401		86,450	2.61
Total	Ch$	30,401,544	Ch$	2,041,047	6.71%	Ch$	33,229,866	Ch$	2,153,108	6.48%	Ch$	37,650,529	Ch$	1,894,967	5.03%

(1)	Interest earned includes interest accrued on trading securities.

	For the Year Ended December 31,
	2018				2019				2020
IFRS:	Average Balance		Interest Earned	Average Nominal Rate	Average Balance		Interest Earned	Average Nominal Rate	Average Balance		Interest Earned		Average Nominal Rate
	(In millions of Ch$, except percentages)
Assets
Non-interest earning assets
Cash and due from banks
Ch$	Ch$	946,735	—	—	Ch$	1,025,004	—	—	Ch$	1,197,286		—	—
UF		—	—	—		—	—	—		—		—	—
Foreign currency		537,005	—	—		647,875	—	—		1,335,356		—	—
Total		1,483,740	—	—		1,672,879	—	—		2,532,642		—	—
Transactions in the course of collection
Ch$		389,132	—	—		480,975	—	—		332,797		—	—
UF		—	—	—		—	—	—		—		—	—
Foreign currency		250,634	—	—		298,180	—	—		241,992		—	—
Total		639,766	—	—		779,155	—	—		574,789		—	—
Allowances for loan losses
Ch$		(544,386)	—	—		(595,058)	—	—		(804,710)		—	—
UF		—	—	—		—	—	—		—		—	—
Foreign currency		—	—	—		—	—	—		—		—	—
Total		(544,386)	—	—		(595,058)	—	—		(804,710)		—	—
Derivatives
Ch$		1,206,498	—	—		1,747,644	—	—		3,124,051		—	—
UF		—	—	—		—	—	—		—		—	—
Foreign currency		128,207	—	—		143,005	—	—		351,611		—	—
Total		1,334,705	—	—		1,890,649	—	—		3,475,662		—	—
Investments in Other Companies
Ch$		47,990	—	—		51,214	—	—		56,909		—	—
UF		—	—	—		—	—	—		—		—	—
Foreign currency		61	—	—		90	—	—		101		—	—
Total		48,051	—	—		51,304	—	—		57,010		—	—
Intangible assets
Ch$		78,882	—	—		87,953	—	—		93,273		—	—
UF		—	—	—		—	—	—		—		—	—
Foreign currency		—	—	—		—	—	—		—		—	—
Total		78,882	—	—		87,953	—	—		93,273		—	—
Fixed assets
Ch$		214,980	—	—		219,901	—	—		221,724		—	—
UF		—	—	—		—	—	—		—		—	—
Foreign currency		—	—	—		—	—	—		—		—	—
Total		214,980	—	—		219,901	—	—		221,724		—	—
Lease assets
Ch$		—	—	—		142,807	—	—		137,606		—	—
UF		—	—	—		—	—	—		—		—	—
Foreign currency		—	—	—		—	—	—		—		—	—
Total		—	—	—		142,807	—	—		137,606		—	—
Current tax assets
Ch$		25,183	—	—		636	—	—		—		—	—
UF		—	—	—		—	—	—		—		—	—
Foreign currency		—	—	—		—	—	—		—		—	—
Total		25,183	—	—		636	—	—		—		—	—
Deferred tax assets
Ch$		180,101	—	—		209,297	—	—		260,193		—	—
UF		—	—	—		—	—	—		—		—	—
Foreign currency		—	—	—		—	—	—		—		—	—
Total		180,101	—	—		209,297	—	—		260,193		—	—
Other assets
Ch$		337,309	—	—		273,824	—	—		290,177		—	—
UF		11,355	—	—		39,412	—	—		23,721		—	—
Foreign currency		16,272	—	—		10,014	—	—		8,103		—	—
Total		364,936	—	—		323,250	—	—		322,001		—	—
Total non-interest earning assets
Ch$		2,882,424	—	—		3,644,197	—	—		4,909,306		—	—
UF		11,355	—	—		39,412	—	—		23,721		—	—
Foreign currency		932,179	—	—		1,099,164	—	—		1,937,163		—	—
Total		3,825,958	—	—		4,639,966	—	—		6,870,190		—	—
Total Assets
Ch$		16,594,763	1,142,533	—		18,323,905	1,173,024	—		23,224,177		986,949	—
UF		13,830,141	796,509	—		15,184,868	853,509	—		16,042,978		821,568	—
Foreign currency		3,802,598	102,005	—		4,503,866	126,575	—		5,253,564		86,450	—
Total	Ch$	34,227,502	Ch$2,041,047	—	Ch$	38,012,639	Ch$2,041,047	—	Ch$	44,520,719	Ch$	1,894,967	—

	For the Year Ended December 31,
	2018					2019					2020
IFRS:	Average Balance		Interest paid		Average Nominal Rate	Average Balance		Interest paid		Average Nominal Rate	Average Balance		Interest paid		Average Nominal Rate
	(In millions of Ch$, except percentages)
Liabilities
Interest bearing liabilities
Savings accounts
Ch$	Ch$	7,633,698	Ch$	189,933	2.49%	Ch$	8,041,040	Ch$	199,309	2.48%	Ch$	7,378,261	Ch$	65,163	0.88%
UF		1,775,455		71,442	4.02		1,777,845		72,044	4.05		1,115,280		43,775	3.93
Foreign currency		1,095,441		25,562	2.33		1,105,488		30,309	2.74		1,363,824		13,204	0.97
Total		10,504,594		286,937	2.73		10,924,373		301,662	2.76		9,857,365		122,142	1.24
Repurchase agreements
Ch$		350,110		8,889	2.54		240,595		6,993	2.91		271,707		1,845	0.68
UF		—		—	—		—		—	—		—		—	—
Foreign currency		15,195		12	0.08		29,095		55	0.19		9,120		8	0.09
Total		365,305		8,901	2.44		269,690		7,048	2.61		280,827		1,853	0.66
Borrowings from financial institutions
Ch$		10,798		753	6.97		6,104		709	11.62		13,840		393	2.84
UF		—		—	—		—		—	—		—		—	—
Foreign currency		1,179,550		28,522	2.42		1,540,535		42,861	2.78		3,211,463		27,437	0.85
Total		1,190,348		29,275	2.46		1,546,639		43,570	2.82		3,225,303		27,830	0.86
Debt issued
Ch$		7,777		422	5.43		16,218		757	4.67		9,095		434	4.77
UF		5,451,255		315,405	5.79		6,420,438		344,801	5.37		7,181,164		363,013	5.06
Foreign currency		1,220,984		28,680	2.35		1,330,915		33,458	2.51		1,529,017		36,643	2.40
Total		6,680,016		344,507	5.16		7,767,571		379,016	4.88		8,719,276		400,090	4.59
Commercial Papers
Ch$		—		—	—		—		—	—		—		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		323,245		7,844	2.43		275,802		6,099	2.54		219,046		3,899	1.78
Total		323,245		7,844	2.43		275,802		6,099	2.54		219,046		3,899	1.78
Lease Liabilities
Ch$		—		—	—		140,331		2,574	1.83		133,514		2,532	1.90
UF		—		—	—		—		—	—		—		—	—
Foreign currency		—		—	—		—		—	—		—		—	—
Total		—		—	—		140,331		2,574	1.83		133,514		2,532	1.90
Other financial obligations
Ch$		102,683		1,297	1.26		90,851		1,301	1.43		72,299		1,021	1.41
UF		10,912		810	7.42		2,037		59	2.90		797		19	2.38
Foreign currency		34,665		69	0.20		34,520		41	0.12		52,266		621	1.19
Total		148,260		2,176	1.47		127,408		1,401	1.10		125,362		1,661	1.32
Total interest bearing liabilities
Ch$		8,105,066		201,294	2.48		8,535,139		211,643	2.48		7,878, 716		71,388	0.91
UF		7,237,622		387,657	5.36		8,200,320		416,904	5.08		8,297,241		406,807	4.90
Foreign currency		3,869,080		90,689	2.34		4,316,355		113,723	2.63		6,384,736		81,812	1.28
Total	Ch$	19,211,768	Ch$	679,640	3.54%	Ch$	21,051,814	Ch$	742,270	3.53%	Ch$	22,560,693	Ch$	560,007	2.48%

	For the Year Ended December 31,
	2018					2019					2020
IFRS:	Average Balance		Interest paid		Average Nominal Rate	Average Balance		Interest paid		Average Nominal Rate	Average Balance		Interest paid		Average Nominal Rate
	(In millions of Ch$, except percentages)
Liabilities
Non-interest bearing liabilities
Current account and demand deposits
Ch$	Ch$	7,351,150		—	—	Ch$	8,006,151		—	—	Ch$	10,709,744		—	—
UF		309,574		—	—		482,662		—	—		376,918		—	—
Foreign currency		1,249,877		—	—		1,227,187		—	—		1,795,965		—	—
Total		8,910,601		—	—		9,716,000		—	—		12,882,627		—	—
Transactions in the course of payment
Ch$		300,006		—	—		411,127		—	—		533,216		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		187,877		—	—		220,457		—	—		210,173		—	—
Total		487,883		—	—		631,584		—	—		743,389		—	—
Derivatives
Ch$		1,342,155		—	—		1,798,429		—	—		3,147,528		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		119,596		—	—		166,811		—	—		405,774		—	—
Total		1,461,751		—	—		1,965,240		—	—		3,553,302		—	—
Current tax liabilities
Ch$		—		—	—		—		—	—		4,512		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		—		—	—		—		—	—		—		—	—
Total		—		—	—		—		—	—		4,512		—	—
Deferred tax liabilities
Ch$		—		—	—		—		—	—		—		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		—		—	—		—		—	—		—		—	—
Total		—		—	—		—		—	—		—		—	—
Provisions
Ch$		192,130		—	—		177,253		—	—		190,675		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		—		—	—		—		—	—		—		—	—
Total		192,130		—	—		177,253		—	—		190,675		—	—
Other liabilities
Ch$		343,554		—	—		445,368		—	—		529,410		—	—
UF		1,804		—	—		580		—	—		501		—	—
Foreign currency		19,775		—	—		39,570		—	—		79,385		—	—
Total		365,133		—	—		485,518		—	—		609,296		—	—
Equity
Ch$		3,598,236		—	—		3,985,230		—	—		3,976,225		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		—		—	—		—		—	—		—		—	—
Total		3,598,236		—	—		3,985,230		—	—		3,976,225		—	—
Total non-interest bearing liabilities and equity
Ch$		13,127,231		—	—		14,823,558		—	—		19,091,310		—	—
UF		311,378		—	—		483,242		—	—		377,419		—	—
Foreign currency		1,577,125		—	—		1,654,025		—	—		2,491,297		—	—
Total		15,015,734		—	—		16,960,825		—	—		21,960,026		—	—
Total liabilities and equity
Ch$		21,232,297		201,294	—		23,358,697		211,643	—		26,970,026		71,388	—
UF		7,549,000		387,657	—		8,683,562		416,904	—		8,674,660		406,807	—
Foreign currency		5,446,205		90,689	—		5,970,380		113,723	—		8,876,033		81,812	—
Total	Ch$	34,227,502	Ch$	679,640	—	Ch$	38,012,639	Ch$	742,270	—	Ch$	44,520,719	Ch$	560,007	—

Interest Earning Assets and Net Interest Margin

The following table sets forth, by currency of denomination, the levels of our average interest earning assets and net interest, and illustrates the comparative margins obtained, for the years ended December 31, 2018, 2019 and 2020:

	For the Year Ended December 31,
	2018		2019		2020
IFRS:	(in millions of Ch$, except percentages)
Total average interest earning assets
Ch$	Ch$	13,712,339	Ch$	14,679,708	Ch$	18,314,871
UF		13,818,786		15,145,456		16,019,257
Foreign currency		2,870,419		3,404,702		3,316,401
Total		30,401,544		33,229,866		37,650,529
Net interest earned (including interest earned on trading securities)(1)
Ch$		941,239		961,381		915,561
UF		408,852		436,605		414,761
Foreign currency		11,316		12,852		4,638
Total	Ch$	1,361,407	Ch$	1,410,838	Ch$	1,334,960
Net interest margin, nominal basis(2)
Ch$		6.86%		6.55%		5.00%
UF		2.96		2.88		2.59
Foreign currency		0.39		0.38		0.14
Total		4.48%		4.25%		3.55%

(1)	Net interest earned is defined as interest revenue earned less interest expense incurred.
(2)	Net interest margin, nominal basis is defined as net interest earned divided by average interest earning assets.

Changes in Net Interest Income—Volume and Rate Analysis

The following tables compare, by currency of denomination, changes in our net interest revenue between 2018 and 2019, as well as 2019 and 2020, caused by (i) changes in the average volume of interest earning assets and interest bearing liabilities and (ii) changes in their respective nominal interest rates. Volume and rate variances were calculated based on movements in average balances over the period and changes in nominal interest rate, average interest earning assets and average interest bearing liabilities. The net change attributable to changes in both volume and rate has been allocated proportionately to the change in volume and the change in rate.

	Increase (Decrease) from 2018 to 2019 due to changes in				Net Change from 2018 to		Increase (Decrease) from 2019 to 2020 due to changes in				Net Change from 2019 to
IFRS:	Volume		Rate		2019		Volume		Rate		2020
	(in millions of Ch$)
Assets
Interest earning assets
Financial investments
Ch$	Ch$	6,850	Ch$	(4,212)	Ch$	2,638	Ch$	33,857	Ch$	(66,955)	Ch$	(33,098)
UF		(5,124)		1,228		(3,896)		(2,450)		(549)		(2,999)
Foreign currency		(2,404)		(412)		(2,816)		(2,186)		(388)		(2,574)
Total		(678)		(3,396)		(4,074)		29,221		(67,892)		(38,671)
Loans in advance to bank
Ch$		6,430		(5,287)		1,143		9,583		(20,956)		(11,373)
UF		—		—		—		—		—		—
Foreign currency		1,356		820		2,176		(1,633)		(3,654)		(5,287)
Total		7,786		(4,467)		3,319		7,950		(24,610)		(16,660)
Commercial loans
Ch$		10,658		(8,424)		2,234		77,244		(111,899)		(34,655)
UF		29,015		3,171		32,186		12,331		(29,506)		(17,175)
Foreign currency		18,386		4,781		23,167		(2,416)		(26,952)		(29,368)
Total		58,059		(472)		57,587		87,159		(168,357)		(81,198)
Consumer loans
Ch$		41,758		(16,295)		25,463		(39,160)		(65,878)		(105,038)
UF		(230)		(328)		(558)		1,688		(1,581)		107
Foreign currency		—		—		—		—		—		—
Total		41,528		(16,623)		24,905		(37,472)		(67,459)		(104,931)
Residential mortgage loans
Ch$		(2)		(89)		(91)		2		134		136
UF		54,799		(25,531)		29,268		39,343		(51,217)		(11,874)
Foreign currency		—		—		—		—		—		—
Total		54,797		(25,620)		29,177		39,345		(51,083)		(11,738)
Repurchase agreement
Ch$		(1)		(286)		(287)		(850)		(224)		(1,074)
UF		—		—		—		—		—		—
Foreign currency		—		—		—		—		—		—
Total		(1)		(286)		(287)		(850)		(224)		(1,074)
Other Assets
Ch$		(665)		467		(198)		(361)		(612)		(973)
UF		—		—		—		—		—		—
Foreign currency		1,889		154		2,043		1,704		(4,600)		(2,896)
Total		1,224		621		1,845		1,343		(5,212)		(3,869)
Total interest earning assets
Ch$		77,327		(46,425)		30,902		80,315		(266,390)		(186,075)
UF		74,763		(17,763)		57,000		50,912		(82,853)		(31,941)
Foreign currency		19,863		4,707		24,570		(4,531)		(35,594)		(40,125)
Total	Ch$	171,953	Ch$	(59,481)	Ch$	112,472	Ch$	126,696	Ch$	(384,837)	Ch$	(258,141)

	Increase (Decrease) from 2018 to 2019 due to changes in				Net Change from 2018 to		Increase (Decrease) from 2019 to 2020 due to changes in				Net Change from 2019 to
IFRS:	Volume		Rate		2019		Volume		Rate		2020
	(in millions of Ch$)

Liabilities
Interest bearing liabilities
Savings accounts and time deposits
Ch$	Ch$	10,097	Ch$	(721)	Ch$	9,376	Ch$	(15,228)	Ch$	(118,918)	Ch$	(134,146)
UF		97		505		602		(26,071)		(2,198)		(28,269)
Foreign currency		275		4,472		4,747		5,867		(22,972)		(17,105)
Total		10,469		4,256		14,725		(35,432)		(144,088)		(179,520)
Repurchase agreements
Ch$		(3,183)		1,287		(1,896)		804		(5,952)		(5,148)
UF		—		—		—		—		—		—
Foreign currency		26		17		43		(26)		(21)		(47)
Total		(3,157)		1,304		(1,853)		778		(5,973)		(5,195)
Borrowing from financial institutions
Ch$		(545)		397		(148)		473		(789)		(316)
UF		—		—		—		—		—		—
Foreign currency		10,043		4,400		14,443		26,833		(42,257)		(15,424)
Total		9,498		4,797		14,295		27,306		(43,046)		(15,740)
Debt issued
Ch$		401		(66)		335		(340)		17		(323)
UF		53,207		(23,811)		29,396		39,250		(21,038)		18,212
Foreign currency		(5,263)		2,197		(3,066)		4,803		(1,618)		3,185
Total		48,346		(21,680)		26,665		43,713		(22,639)		21,074
Commercial Papers
Ch$		—		—		—		—		—		—
UF		—		—		—		—		—		—
Foreign currency		6,999		—		6,999		(1,265)		(1,835)		(3,100)
Total		6,999		—		6,999		(1,265)		(1,835)		(3,100)
Lease Liabilities
Ch$		2,574		—		2,574		(128)		86		(42)
UF		—		—		—		—		—		—
Foreign currency		—		—		—		—		—		—
Total		2,574		—		2,574		(128)		86		(42)
Other financial obligation
Ch$		(169)		173		4		(262)		(18)		(280)
UF		(257)		(494)		(751)		(31)		(9)		(40)
Foreign currency		—		(28)		(28)		31		549		580
Total		(426)		(349)		(775)		(262)		522		260
Total interest bearing liabilities
Ch$		9,403		842		10,245		(14,681)		(125,574)		(140,255)
UF		52,874		(23,627)		29,247		13,148		(23,245)		(10,097)
Foreign currency		11,580		11,558		23,138		36,243		(68,154)		(31,911)
Total	Ch$	73,857	Ch$	(11,227)	Ch$	62,630	Ch$	34,710	Ch$	(216,973)	Ch$	(182,263)

Financial Investments

Financial assets held for trading:

The following table sets forth a breakdown of instruments classified as financial assets held for trading, included in our investment portfolio:

	As of December 31,				Weighted Average Nominal Rate as of December 31,
IFRS:	2019		2020		2020
	(in millions of Ch$)%
Instruments issued by the Chilean Government and the Central Bank:
Central Bank bonds	Ch$	16,490	Ch$	3,186	(2.07)%
Central Bank promissory notes		1,008,035		4,006,490	0.16
Other instruments issued by the Chilean Government and the Central Bank		99,164		149,616	1.86
Other securities issued in Chile:
Mortgage bonds from domestic banks		—		—	—
Bonds from domestic banks		55,094		5,494	(1.04)
Deposits in domestic banks		315,415		93,905	0.62
Bonds from other Chilean companies		1,556		5,396	2.94
Other instruments issued in Chile		3,272		1,003	—
Instruments issued by foreign institutions:
Instruments from foreign governments or central banks		—		—	—
Other instruments issued abroad		—		164	—
Mutual fund investments:
Funds managed by related companies		373,329		400,902	0.24
Total	Ch$	1,872,355	Ch$	4,666,156	0.23%

“Other securities issued in Chile” includes instruments sold under repurchase agreements with customers and financial instruments, amounting to Ch$251,158 million as of December 31, 2019 and Ch$52,809 million as of December 31, 2020. Instruments issued by the Chilean Government and the Central Bank include instruments sold under agreements to repurchase to customers and financial institutions. For these instruments, there was a total balance of Ch$15,243 million as of December 31, 2019 and Ch$217,614 million as of December 31, 2020.

Investment Portfolio:

The detail of instruments classified as financial instruments measured at fair value through other comprehensive income and as financial assets held-to-maturity is as follows:

Financial Assets at Fair Value through Other Comprehensive Income

(Formerly Available-for-Sale Assets)

	As of December 31,				Weighted average nominal rate as of December 31,
IFRS:	2019		2020		2020
	(in millions of Ch$)%
Debt instruments at fair value through OCI
Instruments issued by the Chilean Government and the Central Bank:
Bonds issued by the Chilean Government and the Central Bank	Ch$	76,358	Ch$	109	0.27%
Promissory notes issued by the Chilean Government and the Central Bank		16,466		—	—
Other instruments		16,238		163,491	0.30
Other instruments issued in Chile:
Mortgage bonds from domestic banks		122,291		128,763	2.43
Bonds from domestic banks		15,927		15,887	0.84
Deposits from domestic banks		1,020,842		685,392	0.29
Bonds from other Chilean companies		1,395		34,539	1.76
Other instruments		68,476		32,342	4.48
Instruments issued by Foreign Institutions:
Instruments from foreign governments or central banks		19,853		—	—
Equity instruments at fair value through OCI
Equity instruments issued in Chile		7,446		6,869	—
Equity instruments issued by foreign institutions		1,051		761	—
Total	Ch$	1,366,343	Ch$	1,068,153	0.74%

The portfolio of financial assets available-for-sale included net unrealized gains of Ch$15,290 million and Ch$9,054 as of December 31, 2019 and 2020, respectively, in each case recorded in other comprehensive income within equity.

Financial assets held to maturity

There were no securities reported under this category as of December 31, 2019 and 2020.

Maturity of Financial Investments:

The maturities of financial assets held for trading and financial instruments measured at fair value through other comprehensive income as of December 31, 2019 and 2020 were as follows:

	As of December 31, 2019
	Due within 1 year		Weighted Average Nominal Rate(1)	Due after 1 year but within 5 years		Weighted Average Nominal Rate(1)	Due after 5 year but within 10 years		Weighted Average Nominal Rate(1)	Due after 10 years		Weighted Average Nominal Rate(1)	Total
	(millions of Ch$, except percentages)
Financial assets held for trading:
Instruments issued by the Chilean Government and the Central Bank:
Central Bank bonds	Ch$	16,490	1.34%	Ch$	—	—%	Ch$	—	—%		Ch$—	—%	Ch$	16,490
Central Bank promissory notes		1,008,035	1.73		—	—		—	—		—	—		1,008,035
Other instruments issued by the Chilean Government and the Central Bank		99,164	1.40		—	—		—	—		—	—		99,164
Other securities issued in Chile:
Mortgage bonds from domestic banks		—	—		—	—		—	—			—		—
Bonds from domestic banks		55,094	1.26		—	—		—	—		—	—		55,094
Deposits in domestic banks		315,415	1.94		—	—		—	—		—	—		315,415
Bonds from other Chilean companies		1,556	2.07		—	—		—	—		—	—		1,556
Other instruments issued in Chile		3,272	—		—	—		—	—		—	—		3,272
Instruments issued by foreign institutions:
Instruments from foreign governments or central banks		—	—		—	—		—	—		—	—		—
Other instruments issued abroad		—	—		—	—		—	—		—	—		—
Mutual fund investments
Funds managed by related companies		373,329	2.04		—	—		—	—		—	—		373,329
Total	Ch$	1,872,355	1.79%	Ch$	—	—%	Ch$	—	—%	Ch$	—	—%	Ch$	1,872,355

(1)	Weighted Average Nominal Rate is calculated as the sum of total accrued interests for the type of security divided by the average balance for the same type of security during the reported period.

	As of December 31, 2020
	Due within 1 year		Weighted Average Nominal Rate(1)	Due after 1 year but within 5 years		Weighted Average Nominal Rate(1)	Due after 5 year but within 10 years		Weighted Average Nominal Rate(1)	Due after 10 years		Weighted Average Nominal Rate(1)	Total
	(millions of Ch$, except percentages)
Financial assets held for trading:
Instruments issued by the Chilean Government and the Central Bank:
Central Bank bonds	Ch$	3,186	(2.07)%	Ch$	—	—%	Ch$	—	—%	Ch$	—	—%	Ch$	3,186
Central Bank promissory notes		4,006,490	0.16		—	—		—	—		—	—		4,006,490
Other instruments issued by the Chilean Government and the Central Bank		149,616	1.86		—	—		—	—		—	—		149,616
Other securities issued in Chile:
Mortgage bonds from domestic banks		—	—		—	—		—	—			—		—
Bonds from domestic banks		5,494	(1.04)		—	—		—	—		—	—		5,494
Deposits in domestic banks		93,905	0.62		—	—		—	—		—	—		93,905
Bonds from other Chilean companies		5,396	2.94		—	—		—	—		—	—		5,396
Other instruments issued in Chile		1,003	—		—	—		—	—		—	—		1,003
Instruments issued by foreign institutions:
Instruments from foreign governments or central banks		—	—		—	—		—	—		—	—		—
Other instruments issued abroad		164	—		—	—		—	—		—	—		164
Mutual fund investments
Funds managed by related companies		400,902	0.24		—	—		—	—		—	—		400,902
Total	Ch$	4,666,156	0.23%	Ch$	—	—%	Ch$	—	—%	Ch$	—	—%	Ch$	4,666,156

(1)	Weighted Average Nominal Rate is calculated as the sum of total accrued interests for the type of security divided by the average balance for the same type of security during the reported period.

	As of December 31, 2019
	Due within 1 year		Weighted Average Nominal Rate(1)	Due after 1 year but within 5 years		Weighted Average Nominal Rate(1)	Due after 5 year but within 10 years		Weighted Average Nominal Rate(1)	Due after 10 years		Weighted Average Nominal Rate(1)	Total
	(millions of Ch$, except percentages)
Financial Assets at Fair Value through Other Comprehensive Income::
Debt instruments at fair value through OCI
Instruments issued by the Chilean Government and the Central Bank:
Bonds issued by the Chilean Government and the Central Bank	Ch$	9,404	1.75%	Ch$	66,954	2.14%	Ch$	—	—%	Ch$	—	—%	Ch$	76,358
Promissory notes issued by the Chilean Government and the Central Bank		16,466	1.80		—	—		—	—		—	—		16,466
Other instruments		6,376	0.52		9,827	0.66		35	1.03		—	—		16,238
Other instruments issued in Chile:
Mortgage bonds from domestic banks		76	1.57		13,001	2.12		29,539	2.17		79,675	2.31		122,291
Bonds from domestic banks		107	2.50		15,820	2.80		—	—		—	—		15,927
Deposits from domestic banks		996,495	1.98		24,347	2.54		—	—		—	—		1,020,842
Bonds from other Chilean companies		—	—		—	—		1,395	4.95		—	—		1,395
Other instruments		506	6.7		7,061	4.58		60,909	4.45					68,476
Instruments issued by Foreign Institutions:
Instruments from foreign governments or central banks		—	—		—	—		19,853	4.59		—	—		19,853
Subtotal		1,029,430	1.97		137,010	2.30		111,731	3.82		79,675	2.31		1,357,846
Equity instruments at fair value through OCI
Equity instruments issued in Chile		—	—		—	—		—	—		7,446	—		7,446
Equity instruments issued by foreign institutions		—	—		—	—		—	—		1,051	—		1,051
Subtotal		—	—		—	—		—	—		8,497	—		8,497
Total	Ch$	1,029,430	1.97%	Ch$	137,010	2.30%	Ch$	111,731	3.82%	Ch$	88,172	2.31%	Ch$	1,366,343

(1)	Weighted Average Nominal Rate is calculated as the sum of total accrued interests for the type of security divided by the average balance for the same type of security during the reported period.

	As of December 31, 2020
	Due within 1 year		Weighted Average Nominal Rate(1)	Due after 1 year but within 5 years		Weighted Average Nominal Rate(1)	Due after 5 year but within 10 years		Weighted Average Nominal Rate(1)	Due after 10 years		Weighted Average Nominal Rate(1)	Total
	(millions of Ch$, except percentages)
Financial Assets at Fair Value through Other Comprehensive Income:
Debt instruments at fair value through OCI
Instruments issued by the Chilean Government and the Central Bank:
Bonds issued by the Chilean Government and the Central Bank	Ch$	—	—%	Ch$	109	0.27%	Ch$	—	—%	Ch$	—	—%	Ch$	109
Promissory notes issued by the Chilean Government and the Central Bank		—	—		—	—		—	—		—	—		—
Other instruments		155,651	0.27		7,733	0.91		107	1.01		—	—		163,491
Other instruments issued in Chile:
Mortgage bonds from domestic banks		45	1.90		15,099	2.44		35,789	2.24		77,920	2.51		128,763
Bonds from domestic banks		3,088	0.56		12,799	0.91		—	—		—	—		15,887
Deposits from domestic banks		546.838	0.21		138,554	0.64		—	—		—	—		685,392
Bonds from other Chilean companies		—	—		5,335	3.20		19,375	1.08		9,829	2.33		34,539
Other instruments		—	—		—	—		32,342	4.61		—	—		—
Instruments issued by Foreign Institutions:
Instruments from foreign governments or central banks		—	—		—	—		—	—		—	—		—
Subtotal		705,622	0.22		179,539	0.80		87,613	2.62		87,749	2.23		1,060,523
Equity instruments at fair value through OCI
Equity instruments issued in Chile		—	—		—	—		—	—		6,869	—		6,869
Equity instruments issued by foreign institutions		—	—		—	—		—	—		761	—		761
Subtotal		—	—		—	—		—	—		7,630	—		7,630
Total	Ch$	705,622	0.22%	Ch$	179,539	0.80%	Ch$	87,613	2.62%	Ch$	95,379	2.23%	Ch$	1,068,153

(1)	Weighted Average Nominal Rate is calculated as the sum of total accrued interests for the type of security divided by the average balance for the same type of security during the reported period.

Loan Portfolio

The following table sets forth our loans by type of loan and risk classification. All loan amounts stated below are before deduction of allowances for loan losses.

	As of December 31,
	2019		2020
IFRS:	(in millions of Ch$)
Commercial loans:
Commercial loans	Ch$	12,144,720	Ch$	14,398,446
Foreign trade loans		1,431,794		967,646
Current account debtors		265,762		120,539
Factoring transactions		688,198		373,903
Student loans		56,219		57,552
Commercial lease transactions		1,619,772		1,592,905
Other loans and accounts receivable		87,747		90,606
Subtotal		16,294,212		17,601,597
Mortgage loans:
Mortgage bonds		14,808		9,363
Endorsable mortgage loans		32,386		24,105
Other residential real estate mortgage loans		9,148,811		9,198,834
Credits from ANAP		4		2
Other loans and accounts receivable		10,178		155,068
Subtotal		9,206,727		9,387,372
Consumer loans:
Consumer loans in installments		3,039,560		2,711,541
Current account debtors		296,374		158,756
Credit card debtors		1,195,614		1,077,445
Consumer lease transactions		69		302
Other loans and accounts receivable		716		677
Subtotal		4,532,333		3,948,721
Total loans	Ch$	30,033,272	Ch$	30,937,690

(1)	Prior to 2016, student loans were allocated within consumer loans. Since January 1, 2016, the SBIF requested a change in the classification of this type of loan.

The loan categories are as follows:

●	“Commercial Loans” are loans and accounts receivable from clients not included within the mortgage or consumer loans categories.

●	“Mortgage Loans” include mortgage loans granted to individuals to acquire, expand, repair or build a home, issued as mortgage bonds, endorsable mortgage loans or by other methods. It also includes supplementary loans for the same purposes and bridge loans granted before the mortgage loan has been settled. This subcategory also includes residential real estate lease transactions and other accounts receivable.

●	“Consumer Loans” are all loans granted to individuals to be used for purchasing goods or services. These include different types of loans (either installments or revolving), as well as balances from credit card transactions or overdrafts on current accounts belonging to individuals. Consumer loans also include consumer lease transactions and other accounts receivable. Consumer loans do not include loans granted to finance business activities that the debtor is developing or that it may develop.

Maturity and Interest Rate Sensitivity of Loans as of December 31, 2020

The following table sets forth an analysis by type and time remaining to maturity of our loans as of December 31, 2020:

	Balances as of December 31, 2020		Due within 1 month		Due after 1 month but within 6 months		Due after 6 months but within 12 months		Due after 1 year but within 3 years		Due after 3 years but within 5 years		Due after 5 years but within 15 years		Due after 15 years
	(in millions of Ch$)
IFRS:
Commercial Loans:
Commercial loans	Ch$	14,398,446	Ch$	1,097,308	Ch$	3,193,485	Ch$	1,991,657	Ch$	3,904,844	Ch$	1,835,135	Ch$	2,176,948	Ch$	199,069
Foreign trade loans		967,646		180,991		576,048		202,722		6,173		1,537		175		–
Current account debtors		120,539		120,539		–		–		–		–		–		–
Factoring loans		373,903		201,275		156,793		9,505		6,200		130		–		–
Student loans		57,552		1,858		8,510		6,493		13,222		11,168		16,097		204
Leasing loans		1,592,905		48,428		209,850		214,946		555,880		241,997		318,405		3,399
Other loans		90,606		90,606		–		–		–		–		–		–
Subtotal		17,601,597		1,741,005		4,144,686		2,425,323		4,486,319		2,089,967		2,511,625		202,672
Mortgage Loans:
Mortgage bonds		9,363		374		1,232		1,486		3,644		1,900		727		–
Endorsable mortgage loans		24,105		463		2,052		2,309		7,831		5,853		5,418		179
Residential mortgage loans		9,198,834		51,563		231,765		281,240		1,140,738		1,153,755		4,887,035		1,452,738
Credits from ANAP		2		–		1		1		–		–		–		–
Other loans		155,068		2,145		4,317		2,760		3,129		4,830		63,240		74,647
Subtotal		9,387,372		54,545		239,367		287,796		1,155,342		1,166,338		4,956,420		1,527,564
Consumer Loans:
Consumer loans		2,711,541		103,438		423,508		444,090		1,234,224		455,423		50,246		612
Current accounts debtors		158,756		158,756		–		–		–		–		–		–
Credit card		1,077,445		1,077,445		–		–		–		–		–		–
Consumer lease transactions		302		8		39		54		173		28		–		–
Other loans		677		677		–		–		–		–		–		–
Subtotal		3,948,721		1,340,324		423,547		444,144		1,234,397		455,451		50,246		612
Total Loans	Ch$	30,937,690	Ch$	3,135,874	Ch$	4,807,600	Ch$	3,157,263	Ch$	6,876,058	Ch$	3,711,756	Ch$	7,518,291	Ch$	1,730,848

The following table sets forth a breakdown by variable and fixed rate of our outstanding loans due after one year as of December 31, 2020:

	As of December 31, 2020
	(in millions of Ch$)
IFRS:
Variable rate
Ch$	Ch$	341,156
UF		514,998
Foreign currency		527,617
Subtotal		1,383,771
Fixed rate
Ch$		5,703,202
UF		12,703,192
Foreign currency		46,788
Subtotal		18,453,182
Total	Ch$	19,836,953

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

	As of December 31,
	2019		2020
IFRS:	(in millions of Ch$)
Argentina	Ch$	–	Ch$	–
Brazil		436		–
Canada		–		–
China		–		–
Colombia		1,131		1,071
India		–		–
Mexico				–
Netherlands		–		–
Panama		2,355		–
Peru		10,763		7,789
Spain		–		1,610
Singapore		–		–
United Kingdom		–		–
United States		–		–
Total	Ch$	14,685	Ch$	10,470

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

Transactions in which the total customer credit risk is more than Ch$21,803 million require approval from a credit committee, composed of three members of the board of directors and our chief executive officer. Transactions in which the total customer credit risk is equal to or less than Ch$21,803 million may be approved by other risk officers, depending on the amount involved, as follows:

Approved by	Limit in Ch$
Credit committee, including members of the board of directors	up to legal limits
Chief executive officer, chairman and chief risk officer	up to Ch$21,803 million
Chief executive officer, chairman or chief risk officer (any two of the three)	up to Ch$14,535 million
Chief risk officer and executive vice president of corporate/wholesale banking	up to Ch$11,628 million
Executive credit risk officers and executive vice president of corporate/wholesale banking	up to Ch$10,175 million
Executive credit risk officers and corporate/wholesale area’s executive managers	up to Ch$8,721 million
Senior credit risk officers and corporate/wholesale area’s senior managers	up to Ch$5,814 million
Senior credit risk officers and corporate/wholesale area’s junior managers	up to Ch$2,907 million
Senior credit risk officers and corporate/wholesale area’s department heads	up to Ch$1,744 million
Other department heads	up to Ch$1,163 million
Other officers	up to Ch$291 million

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

In addition, portfolio follow-up responsibilities include monitoring of conditions established during the assessment process, such as covenants, collateral, specific restrictions for credit approval and borrowing caps, among others.

Analysis of Our Loan Classification

The following tables provide statistical data under IFRS regarding the classification of our loans as of the dates indicated. As discussed above, our risk analysis system requires that loans to all customers be classified.

	As of December 31, 2019
	Stage 1		Stage 2		Stage 3		POCI		Total Loans		Percentage Loans of Classified
Bank’s Credit Rating:	(in millions of Ch$, except percentages)
Commercial Loans
Individual
A1	Ch$	2,405	Ch$	2,707	Ch$	-	Ch$	-	Ch$	5,112	0.04%
A2		1,627,404		24,647		-		-		1,652,051	13.66
A3		2,333,829		4,261		-		-		2,338,090	19.33
A4		2,471,122		73,276		-		-		2,544,398	21.04
A5		3,446,039		265,545		-		-		3,711,584	30.69
A6		-		1,617,327		-		-		1,617,327	13.37
Normal Portfolio		9,880,799		1,987,763		-		-		11,868,562	98.13

B1		-		43,392		-		-		43,392	0.36
B2		-		15,329		-		-		15,329	0.13
B3		-		11,531		-		-		11,531	0.10
B4		-		1,466		-		-		1,466	0.01
Substandard Portfolio		-		71,718		-		-		71,718	0.60

C1		-		-		36,910		12		36,922	0.31
C2		-		-		7,755		-		7,755	0.06
C3		-		-		25,693		-		25,693	0.21
C4		-		-		30,407		-		30,407	0.25
C5		-		-		12,833		-		12,833	0.11
C6		-		-		39,374		-		39,374	0.33
Non-Complying Portfolio		-		-		152,972		12		152,984	1.28

Subtotal individual loans		9,880,799		2,059,481		152,972		12		12,093,264	100.00

Group
Normal portfolio		3,369,494		561,831		779		-		3,932,104	93.60
Non-complying portfolio		-		-		267,220		1,624		268,844	6.40
Subtotal group loans		3,369,494		561,831		267,999		1,624		4,200,948	100.00
Total Commercial Loans		13,250,293		2,621,312		420,971		1,636		16,294,212

Residential Mortgage Loans
Group
Normal portfolio		8,209,100		822,524		-		-		9,031,624	98.10
Non-complying portfolio		-		-		175,103		-		175,103	1.90
Subtotal group loans		8,209,100		822,524		175,103		-		9,206,727	100.00
Total Residential Mortgage Loans		8,209,100		822,524		175,103		-		9,206,727

Consumer Loans
Group
Normal portfolio		3,860,973		372,814		7,555		-		4,241,342	93.58
Non-complying portfolio		-		-		290,903		88		290,991	6.42
Subtotal group loans		3,860,973		372,814		298,458		88		4,532,333	100.00
Total Consumer Loans		3,860,973		372,814		298,458		88		4,532,333

Total Individual Loans		9,880,799		2,059,481		152,972		12		12,093,264	40.27
Total Group Loans		15,439,597		1,757,169		741,560		1,712		17,940,008	59.73
Total Loans	Ch$	25,320,366	Ch$	3,816,650	Ch$	894,532		Ch$1,724	Ch$	30,033,272	100.00%
Percentage Individual classified		39.02%		53.96%		17.10%		0.70%		40.27%	—

	As of December 31, 2020
	Stage 1		Stage 2		Stage 3		POCI		Total Loans		Classification percentage
Bank’s Credit Rating:	(in millions of Ch$, except percentages)
Commercial Loans
Individual
A1	Ch$	10,099	Ch$	–	Ch$	–	Ch$	–	Ch$	10,099	0.08%
A2		1,174,965		–		–		–		1,174,965	9.19
A3		1,961,106		124,772		–		–		2,085,878	16.31
A4		2,574,329		28,444		–		–		2,602,773	20.36
A5		3,197,835		793,264		964		–		3,992,063	31.22
A6		–		2,521,089		–		–		2,521,089	19.72
Normal Portfolio		8,918,334		3,467,569		964		–		12,386,867	96.88

B1		–		133,770		–		–		133,770	1.05
B2		–		22,276		–		–		22,276	0.17
B3		–		34,669		–		1,609		36,278	0.28
B4		–		3,527		–		18		3,545	0.03
Substandard Portfolio		–		194,242		–		1,627		195,869	1.53

C1		–		–		47,333		40		47,373	0.37
C2		–		–		13,875		29		13,904	0.11
C3		–		–		15,245		26		15,271	0.12
C4		–		–		29,943		1		29,944	0.23
C5		–		–		48,164		1		48,165	0.38
C6		–		–		48,925		64		48,989	0.38
Non-Complying Portfolio		–		–		203,485		161		203,646	1.59

Subtotal individual loans		8,918,334		3,661,811		204,449		1,788		12,786,382	100.00

Group
Normal portfolio		4,291,198		199,810		613		42		4,491,663	93.28
Non-complying portfolio		–		–		321,511		2,041		323,552	6.72
Subtotal group loans		4,291,198		199,810		322,124		2,083		4,815,215	100.00
Total Commercial Loans		13,209,532		3,861,621		526,573		3,871		17,601,597

Residential Mortgage Loans
Group
Normal portfolio		8,664,761		401,997		1,078		–		9,067,836	96.60
Non-complying portfolio		–		–		319,122		414		319,536	3.40
Subtotal group loans		8,664,761		401,997		320,200		414		9,387,372	100.00
Total Residential Mortgage Loans		8,664,761		401,997		320,200		414		9,387,372

Consumer Loans
Group
Normal portfolio		3,295,502		324,440		2,419		28		3,622,389	91.74
Non-complying portfolio		–		–		324,683		1,649		326,332	8.26
Subtotal group loans		3,295,502		324,440		327,102		1,677		3,948,721	100.00
Total Consumer Loans		3,295,502		324,440		327,102		1,677		3,948,721

Total Individual Loans		8,918,334		3,661,811		204,449		1,788		12,786,382	41.33
Total Group Loans		16,251,461		926,247		969,426		4,174		18,151,308	58.67
Total Loans	Ch$	25,169,795	Ch$	4,588,058	Ch$	1,173,875	Ch$	5,962	Ch$	30,937,690	100.00%

Percentage Individual classified		35.43%		79.81%		17.42%		29.99%		41.33%

Classification of Loan Portfolio

Information about the classification of our loan portfolio is presented in Note 11 to our audited consolidated financial statements as of and for the year ended December 31, 2020 appearing elsewhere in this annual report

Analysis of Substandard and Past Due Loans

The following table analyzes our substandard loans, total past due loans and allowances for loan losses existing at the dates indicated under IFRS.

	Year Ended December 31,
	2018		2019		2020
IFRS:	(in millions of Ch$, except percentages)
Total Loans	Ch$	27,926,632	Ch$	30,033,272	Ch$	30,937,690
Impaired loans		826,342		894,532		1,173,875
Impaired loans as a percentage of total loans		2.96%		2.98%		3.79%
Total past due loans
To the extent secured (2)		30,869		58,312		58,005
To the extent unsecured		274,661		360,456		241,403
Total past due loans	Ch$	305,530	Ch$	418,768	Ch$	299,408
Total past due loans as a percentage of total loans
To the extent secured (2)		0.11%		0.19%		0.19%
To the extent unsecured		0.98		1.20		0.78
Total past due loans as a percentage of total loans		1.09%		1.39%		0.97%
Allowance for loan losses as a percentage of:
Total loans		2.10%		2.16%		2.70%
Past due loans		191.59		155.03		279.25
Unsecured past due loans		213.13%		180.11%		346.35%

(1)	All references to Total Past Due Loans in the table above refer as to Total Past Due Loans (90 days or more) including interests and principal.

(2)	Security generally consists of mortgages on real estate, pledges of marketable securities, letters of credit or cash.

The annual decrease in total past due loans (loans past-due 90 days or more) from 1.39% in 2019 to 0.97% in 2020 was primarily the outcome of positive trends seen in the retail banking segment as a consequence of measures taken by Chilean authorities and the banking system in order to relieve debt pressures faced by individuals and companies, particularly as a result of the effects of the COVID-19 pandemic, such as: (i) refinancing installments of mortgage and consumer loans offered by banks to their customers, (ii) direct money transfers made by the Chilean Government as part of a significant fiscal aid package, (iii) two consecutive withdrawals from individual pension funds in July and December 2020 as approved by the Chilean Congress, and (iv) a special government-guaranteed loan program for SMEs and middle market companies with the aim of improving their liquidity. For more information, see “Item 5. Operating Financial Review and Prospects— Results of Operations for the Years Ended December 31, 2018, 2019 and 2020—Provisions for Loan Losses” and “Item 3. Key Information— Risk Factors— Our exposure to certain segments of the retail market could lead to higher levels of total past due loans and subsequent charge offs.”

Analysis of Allowances for Loan Losses

The following table analyzes our allowances for loan losses and changes in the allowances attributable to charge-offs, allowances established and allowances released:

	As of December 31,
	2018		2019		2020
IFRS:	(in millions of Ch$, except percentages)
Allowances for loan losses at beginning of period	Ch$	495,821	Ch$	585,378	Ch$	649,233
Impact of adopting IFRS 9		73,817		–		–
Charge-offs		(292,923)		(313,200)		(332,978)
Debt Exchange		–		–		–
Loan portfolio acquisition		–		–		–
Sale of loans		(958)		–		(107)
Allowances established		309,621		377,055		519,959
Allowances for loan losses at end of period	Ch$	585,378	Ch$	649,233	Ch$	836,107
Allowances for loan losses at end of period as a percentage of total loans		2.10%		2.16%		2.70%
Allowance for credit losses as a percentage of average loans		0.95		1.15		1.53

Nonaccrual loans as a percentage of total loans		0.00		0.00		0.00
Allowance for credit losses as a percentage of nonaccrual loans		33.33		66.67		11.11

Ratios of charge-offs to average balance:
Commercial loans		0.36		0.35		0.40
Mortgage loans		0.09		0.09		0.15
Consumer loans		5.62		5.62		5.99
Total loans		1.11%		1.09%		1.08%

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

In 2019, the Chilean economy began to show some signs of recovery during the first three quarters, mainly influenced by a rebound in private investment in the first half of the year and, to a lesser degree, by a low comparison base in the third quarter. However, protests and demonstrations that followed the social turmoil that started in October 2019 resulted in a GDP contraction of 2.1% during the fourth quarter, due to damage to private and public infrastructure, stagnation of certain economic sectors and deteriorated confidence indices. These factors affected private consumption, which increased by 1.1% in 2019 compared to the 3.7% increase in 2018. In addition, fixed capital formation rose 4.2% as compared to 4.8% growth in 2018. In this environment, our loan portfolio had an annual increase of 7.5%, primarily supported by a 14.8% annual expansion in residential mortgage loans, which was the result of interest rates at historically low levels and a strong housing demand. However, commercial loans and consumer loans grew by 5.5% and 2.2%, respectively, on an annual basis. These lending products were highly impacted by the economic landscape in relation to the slowdown in private investment during the second half of 2019, as well as the effect of social turmoil on the business sentiment. Consumer loans, in turn, were affected by the deceleration in private consumption coupled with a deterioration in consumer confidence. In regards to credit quality, our loan loss allowances increased by the end of 2019 in order to recognize the change in the macroeconomic environment and its impact on our customers’ payment capacity. Thus, our loan loss allowances increased by approximately Ch$63,855 million in 2019 as compared to 2018. This increase was the result of numerous factors including: (i) the expansion of our loan book explaining approximately Ch$33,443 million of the total increase in loan loss allowances, and (ii) the net credit quality deterioration in both the retail and wholesale banking segment, mainly associated with the October 2019 social turmoil. These effects were partially offset by a positive exchange rate effect on our U.S. dollar-denominated loan loss allowances, given a lower depreciation of the Chilean peso against the U.S. dollar in 2019 (8.4%) as compared to 2018 (12.7%). Based on these trends, our risk index increased from 2.10% in 2018 to 2.16% in 2019.

During 2020, the Chilean economy was affected by diverse factors. Although in the first quarter the economy experienced a moderate improvement after the social turmoil experienced during the last months of 2019, the first infections of COVID-19 in Chile (by early March) led to the cession of operations for most of the economic sectors that were intensive in social interaction, given sanitary measures taken in order to reduce viral contagion. Overall, these factors largely explained the 5.8% GDP contraction during 2020, in line with sharp decreases of 11.5% and 7.5% in investment and household spending, respectively. Consequently, our loan portfolio was greatly influenced by lower demand for loans and, therefore, posted a moderate increase of 3.0% in year-end balances. Most of this increase was related to the FOGAPE loan program, which boosted commercial loans by 8.0% at the end of the year. Similarly, residential mortgage loan balances increased by only 2.0% as real estate investment decisions were postponed in light of the current COVID-19 scenario. On the other hand, higher unemployment and the uncertain economic outlook for the coming quarters impacted the year-end balances of consumer loans that decreased 12.9%. In this context, taking into consideration the effects that the COVID-19 pandemic is expected to have on risk profiles of customers as a result of a decrease in disposable income, unemployment and weakened commercial activities for companies, our loan loss allowances increased from Ch$649,233 million in 2019 to Ch$836,107 in 2020, equivalent to an increase of Ch$186,874 million. This behavior was a result of the following drivers: (i) a net credit quality deterioration explained by worsened expectations of financial condition of our retail and wholesale banking customers due to nationwide quarantines due to COVID-19 and their impact on consumption and investment projects, which led us to adjust forecasting models for both Probabilities of Default and Loss Given Default in order to recognize more accurately and with more sensitivity the uncertainties generated by the COVID-19 pandemic and the expected impact on expected credit losses over the coming quarters and years, with a total effect of approximately Ch$151,700 million in higher provisions, and (ii) an annual increase in allowances for loan losses due to loan growth, mainly associated with the expansion of commercial loans in 2020 owing to the FOGAPE loan program, focused on SMEs. These effects were partially offset by a positive exchange rate effect on U.S. dollar-denominated loan loss allowances as a consequence of a 5.3% Chilean peso appreciation against the U.S. dollar in 2020 as compared to the 8.4% depreciation experienced in 2019. As a result, our risk index increased from 2.16% in 2019 to 2.70% at the end of 2020.

For allowances for loan losses associated with impaired loans and with non-impaired loans, see Note 11(b) to our audited consolidated financial statements as of and for the year ended December 31, 2020 appearing elsewhere in this annual report. For further information on the effect of first time adoption of IFRS 9, see Note 5 “Transition Disclosures” to our audited consolidated financial statements for the year ended December 31, 2018, appearing in the 2018 20-F filed on April 26, 2019.

Loans are written-off when the collection efforts have been exhausted but not later than the maximum periods as follows:

Type of Loan	Term
Consumer loans with or without collateral	6 months
Other transactions without collateral	24 months
Commercial loans with collateral	36 months
Residential mortgage loans	48 months
Consumer leases	6 months
Other non-real estate lease transactions	12 months
Real estate leases (commercial or residential)	36 months

The following table presents the charge-offs breakdown by loan category:

	Year ended December 31,
	2018		2019		2020
IFRS:	(in millions of Ch$)
Commercial loans	Ch$	52,419	Ch$	55,698	Ch$	69,193
Mortgage loans		6,993		7,790		13,663
Consumer loans		233,511		249,712		250,122
Total	Ch$	292,923	Ch$	313,200	Ch$	332,978

Loan recoveries by type of loan are shown in the table below:

	Year ended December 31,
	2018		2019		2020
IFRS:	(in millions of Ch$)
Commercial loans	Ch$	13,579	Ch$	12,253	Ch$	8,599
Mortgage loans		4,572		5,114		3,377
Consumer loans		42,428		30,608		29,783
Subtotal		60,579		47,975		41,759
Recoveries and sales of loan reacquired from the Central Bank 32,169		-		-		-
Total	Ch$	60,579	Ch$	47,975	Ch$	41,759
Total Recoveries as a percentage of average loans		0.23%		0.17%		0.14%

The following tables classify our loan portfolio based on the borrower’s payment performance for each of the last two years:

	Year ended December 31, 2019
	Commercial Loans		Consumer Loans		Mortgage Loans		Total
IFRS:	(in millions of Ch$)
Past due loans - 90 days to 6 months	Ch$	60,467	Ch$	108,407	Ch$	29,335	Ch$	198,209
Past due loans - 6 months to 12 months		59,533		–		26,702		86,235
Past due loans - 12 months to 24 months		74,655		–		25,096		99,751
Past due loans - 24 months to 36 months		9,843		–		14,711		24,554
Past due loans - 36 months to 48 months		2,410		–		7,606		10,019
Past due Loans	Ch$	206,908	Ch$	108,407	Ch$	103,453	Ch$	418,768

	Year ended December 31, 2020
	Commercial Loans		Consumer Loans		Mortgage Loans		Total
IFRS:	(in millions of Ch$)
Past due loans - 90 days to 6 months	Ch$	24,855	Ch$	43,113	Ch$	4,883	Ch$	72,851
Past due loans - 6 months to 12 months		41,402		–		8,482		49,884
Past due loans - 12 months to 24 months		87,847		–		32,802		120,655
Past due loans - 24 months to 36 months		26,888		–		17,869		44,757
Past due loans - 36 months to 48 months		133		–		11,128		11,261
Past due Loans	Ch$	181,125	Ch$	43,113	Ch$	75,170	Ch$	299,408

Allocation of Allowances for Loan Losses

The following tables set forth the proportions of our required allowances for loan losses attributable to our commercial, consumer and residential mortgage loans under IFRS as of the dates indicated.

	As of December 31, 2019(1)
	Allowance amount		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans(1)
IFRS:	(in millions of Ch$, except percentages)
Commercial loans	Ch$	254,801	1.56%	0.85%	54.25%
Consumer loans		350,724	7.74	1.17	15.09
Residential mortgage loans		43,708	0.47	0.15	30.66
Total allocated allowances	Ch$	649,233	2.16%	2.16%	100.00%

	As of December 31, 2020(1)
	Allowance amount		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans(1)
IFRS:	(in millions of Ch$, except percentages)
Commercial loans	Ch$	481,390	2.73%	1.56%	56.90%
Consumer loans		320,065	8.11	1.03	12.76
Residential mortgage loans		34,652	0.37	0.11	30.34
Total allocated allowances	Ch$	836,107	2.70%	2.70%	100.00%

(1)	Based on our loan classification

The following table sets forth our charge-offs for 2018, 2019 and 2020 by major economic sector and provides further detail of charge-offs that have already been described in the previous discussion of allowances for loan losses:

	Year Ended December 31,
	2018		2019		2020
IFRS:	(in millions of Ch$)
Commercial:
Agriculture	Ch$	3,743	Ch$	2,759	Ch$	5,630
Mining		1,661		656		687
Manufacturing		4,040		6,094		4,361
Construction		6,232		6,219		8,460
Commerce		11,566		13,333		17,232
Transport		5,521		4,839		4,142
Financial services		14,017		15,899		21,488
Community		5,639		5,899		7,193
Subtotal:	Ch$	52,419	Ch$	55,698	Ch$	69,193
Consumer loans		233,511		249,712		250,122
Mortgage loans		6,993		7,790		13,663
Total	Ch$	292,923	Ch$	313,200	Ch$	332,978

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

	As of December 31,
	2019		2020
IFRS:	(in millions of Ch$)
Current accounts	Ch$	8,951,527	Ch$	12,477,719
Other demand deposits		2,374,606		2,689,510
Savings accounts		239,850		342,550
Time deposits		10,537,614		8,442,536
Other term balance payables		79,154		114,455
Total	Ch$	22,182,751	Ch$	24,066,770

Maturity of Deposits

The following table sets forth information regarding the currency and maturity of our deposits at December 31, 2020, expressed in percentages, under IFRS. UF-denominated deposits are similar to Chilean peso-denominated deposits in all aspects, except that the principal is readjusted periodically based on the value of the UF.

	As of December 31, 2020
	Ch$	UF	Foreign Currency	Total
	(in percentage)
IFRS:
Demand deposits	66.45%	25.88%	58.20%	63.02%
Savings accounts	‒	25.34	‒	1.42
Time deposits:
Maturing within three months	31.70	27.17	40.28	32.65
Maturing after three but within six months	1.74	0.33	0.77	1.52
Maturing after six but within 12 months	0.11	17.31	0.60	1.14
Maturing after 12 months	0.01	3.97	0.15	0.25
Total time deposits	33.56	48.78	41.80	35.56
Total deposits	100.00%	100.00%	100.00%	100.00%

The following table sets forth information regarding the currency and maturity of deposits in excess of U.S.$100,000 as of December 31, 2020, under IFRS.

	As of December 31, 2020
	Ch$		UF		Foreign Currency		Total
	(in millions of Ch$)
IFRS:
Demand deposits	Ch$	6,056,013	Ch$	23,234	Ch$	1,672,665	Ch$	7,754,912
Savings accounts		‒		82,716				82,716
Time deposits:
Maturing within three months		4,050,386		218,653		1,179,911		5,448,950
Maturing after three but within six months		328,830		3,376		23,069		355,275
Maturing after six but within 12 months		19,788		232,863		18,777		271,428
Maturing after 12 months		204		53,240		3,789		57,233
Total time deposits		4,399,208		508,132		1,225,546		6,132,886
Total deposits	Ch$	10,458,221	Ch$	614,082	Ch$	2,898,211	Ch$	13,970,514

The concept of uninsured deposits does not exist under Chilean regulatory reporting requirements. However, the General Banking Act does contemplate a guarantee by the Chilean Government of time deposits up to a certain amount. For more information, see “Item 4. Information on the company––Regulation and Supervision––Deposit Insurance”.

Deposits in Foreign Countries

We also maintain deposits abroad, as needed to conduct our foreign trade transactions and manage liquidity. The table below lists the largest amounts of foreign deposits by country as of the dates indicated, under IFRS:

	As of December 31,
IFRS:	2019		2020
	(in millions of Ch$)
Australia	Ch$	726	Ch$	1,588
Canada		1,185		3,340
China		1,725		6
Denmark		330		629
Finland		18		326
France		73		3,463
Germany		11,317		15,053
Japan.		71,150		45,254
Mexico		766		686
Netherlands		1,659		7,804
Norway		476		407
Peru		89		75
Sweden		1,458		1,021
United Kingdom		11,373		49,687
United States		1,145,830		1,158,639
Total	Ch$	1,248,175	Ch$	1,287,978

Short-Term Borrowings

The principal categories of our short-term borrowings are amounts borrowed under foreign trade lines of credit, domestic inter-bank loans and repurchase agreements. The table below presents the amounts outstanding and the weighted average nominal interest rate for each period indicated by type of short-term borrowing under IFRS.

	For the year ended December 31,
	2018			2019			2020
	Year-End Balance		Weighted Average Nominal Interest Rate	Year-End Balance		Weighted Average Nominal Interest Rate	Year-End Balance		Weighted Average Nominal Interest Rate
IFRS:	(in millions of Ch$, except interest rate data)
Payables from repurchase agreements and security lending	Ch$	303,820	2.93%	Ch$	308,734	2.28%	Ch$	288,917	0.64%
Borrowings from domestic financial institutions		7,375	2.5		6,214	1.50		8,357	0.25
Foreign borrowings		1,430,087	1.89		1,462,756	2.75		550,658	3.11
Commercial Papers		252,720	2.71		292,573	2.03		106,060	0.95
Other obligations		111,024	—		148,375	—		191,506	—
Total short-term borrowings	Ch$	2,105,026	2.04%	Ch$	2,218,652	2.40%	Ch$	1,145,498	1.75%

The following table shows the average balance and the weighted average nominal rate for each short-term borrowing category during the periods indicated:

	For the year ended December 31,
	2018			2019			2020
	Average Balance		Weighted Average Nominal Interest Rate	Average Balance		Weighted Average Nominal Interest Rate	Average Balance		Weighted Average Nominal Interest Rate
IFRS:	(in millions of Ch$, except interest rate data)
Payables from repurchase agreements and security lending	Ch$	365,305	2.44%	Ch$	269,690	2.61%	Ch$	280,827	0.66%
Central Bank borrowings		—	—		—	—		—	—
Borrowings from domestic financial institutions		10,798	6.97		6,104	11.62		13,840	2.84
Sub-total		376,103	2.57		275,794	2.81		294,667	0.76
Foreign borrowings		1,083,003	2.63		1,434,810	2.99		3,092,454	0.55
Foreign Commercial Paper		323,245	2.43		275,802	2.54		219,046	1.78
Sub-total		1,406,248	2.59		1,710,612	2.91		3,311,500	0.64
Total short-term borrowings	Ch$	1,782,351	2.58%	Ch$	1,986,406	2.90%	Ch$	3,606,167	0.65%

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

The following table sets forth our minimum capital requirements (and availability) with respect to total assets as set by the CMF:

	As of December 31,
	2019		2020
CHILEAN GAAP:	(in millions of Ch$)
Banco de Chile’s basic capital	Ch$	3,528,223	Ch$	3,726,268
Basic capital required (with respect to total assets)		(1,332,264)		(1,462,634)
Excess over minimum basic capital required	Ch$	2,195,959	Ch$	2,263,634

Similarly, the following table sets forth our minimum capital requirements (and availability) with respect to risk-weighted assets, as set by the CMF:

	As of December 31,
	2019		2020
CHILEAN GAAP:	(in millions of Ch$)
Banco de Chile’s Total Regulatory Capital	Ch$	4,569,090	Ch$	4,878,500
Total Regulatory Capital required (with respect to risk-weighted assets)		(3,230,734)		(3,056,657)
Excess over minimum Total Regulatory Capital required	Ch$	1,338,356	Ch$	1,821,843

Item 4A	Unresolved Staff Comments

None.

Item 5	Operating and Financial Review and Prospects

OPERATING RESULTS

Introduction

The following discussion should be read in conjunction with, and is entirely qualified by reference to, our audited consolidated financial statements as of and for the year ended December 31, 2020 appearing elsewhere in this annual report and “Item 4. Information on the Company—Selected Statistical Information.” Certain amounts (including percentage amounts) that appear in this annual report may not total due to rounding.

Unless otherwise indicated, the financial information included in this annual report with respect to 2018, 2019 and 2020 has been derived from financial statements that have been prepared in accordance with IFRS as issued by the IASB. See Note 2(a) to our audited consolidated financial statements as of and for the year ended December 31, 2020 appearing elsewhere in this annual report. IFRS differs in certain significant respects from Chilean GAAP. As a result, our financial information presented under IFRS is not directly comparable to any of our financial information presented under Chilean GAAP. Accordingly, readers should avoid such comparison.

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

According to information published by the CMF, as of December 31, 2020, excluding operations of subsidiaries abroad, we were the second largest bank in Chile in terms of total loans with a market share of 16.6%, the largest provider of commercial loans with a market share of 16.7%, the largest bank in Chile in terms of balances of current accounts and demand deposits, net of clearings, with a 20.8% market share, the second largest provider of consumer loans in Chile with a market share of 17.3% and the third largest private bank in Chile in terms of residential mortgage loans with a market share of 16.3%. Also according to the CMF, as of December 31, 2020, we were the second largest bank in Chile in terms of net income with a market share of 37.3% and the largest bank in Chile in terms of current account balances held by individuals with a market share of 27.1%. According to the Chilean Association of Mutual Funds, as of December 31, 2020, we were the largest provider of mutual funds management services in Chile with a market share of 24.2%.

From 2010 to 2013, the Chilean economy grew at a solid pace, recording an average annual growth rate of 5.3%, supported by a solid trend in household consumption and the effect of commodities’ super-cycle on fixed capital formation (investment in infrastructure, machinery and equipment) resulting in double-digit growth rates during the three-year period. Afterwards, between 2014 and 2017, GDP growth decelerated significantly, below its long-term trend, by posting an average annual increase of only 1.7%, driven by a persistent downward trend in fixed capital formation and uncertainty that lowered business sentiment and consumer confidence due to the weakened external environment and several reforms announced by the Chilean Government for various economic and social matters, including reforms to the tax system and pension system, among others.

During 2018, GDP grew 3.7% as compared to 2017, primarily due to improved confidence indices since the end of 2017, the better economic performance of some key trade partners, and a strong recovery in private investment, which increased by 5.1% as compared to 2017. Thus, private investment grew positively for the first time in four years, which had a favorable impact on the demand for commercial loans from corporations. The recovery of copper prices was a key driver of these positive figures, boosting machinery and equipment investment in the mining sector.

In 2019, the GDP expanded by only 0.9%, mainly due to the social unrest in Chile that began on October 18, 2019. Prior to those events, although the Chilean economy was growing below its potential, the figures reported in the third quarter reflected an important recovery in comparison with the first two quarters. However, protests and demonstrations that followed the social turmoil resulted in a GDP contraction of 2.0% during the fourth quarter of 2019 on an annual basis, due to severe damage to private and public infrastructure, stagnation of certain economic sectors and deteriorated confidence indices. These factors, in turn, affected private consumption which increased by only 1.0% in 2019 in comparison with the 3.8% increase in 2018. In addition, the fixed capital formation rose 4.4% as compared to 5.1% growth in 2018.

2020 was very challenging year in terms of economic growth. The effects of COVID-19 on the world economy were worse than expected. According to the International Monetary Fund, GDP in developed markets is expected to have decreased 4.9% in 2020, while the world economy is expected to have contracted by 3.5% on an annual basis. Emerging markets were less impacted by the pandemic, although their economic output decreased 2.4% in 2020. For many countries, the impact of COVID-19 on its economic growth was aligned with and dependent on the effectiveness of measures taken by its authorities aimed at controlling the pandemic, including the duration of lockdowns, mobility restrictions and fiscal support packages, among others. Amid this global downturn, the Chilean economy was also severely affected by the evolution and spread of COVID-19. In June 2020, during the peak of contagion, almost 60% of the Chilean population was under some type of mobility restriction or total lockdown. Thus, during the second quarter 2020, most of the economic activities that are highly dependent on social interaction, including retail, construction, nonessential manufacturing, restaurants, tourism and entertainment, were dramatically affected, translating into significant pressure on the labor market and investment projects. Overall, the local Chilean economy contracted 5.8% in 2020, as a consequence of a sharp decrease of 11.5% in investment (particularly investment in infrastructure, machinery and equipment) and a 7.5% decline in household spending. Despite these negative trends, these figures are better than originally expected due to the unprecedented fiscal and monetary packages as a result of diverse initiatives proposed by the Chilean Government, including: (i) direct money transfers to individuals, (ii) a lending facility program implemented by the Central Bank to provide liquidity to local banks pursuing to preserve lending to individuals and SMEs, and (iii) the choice for companies to adopt a furlough scheme with workers financed through the unemployment insurance fund. These fiscal and monetary actions were supplemented by the effect of two consecutive pension fund withdrawals by individuals, as approved by the Chilean Congress in order to face the pandemic. Furthermore, the annual contraction in investment and household consumption was partially offset by the external sector which registered a decrease of 12.7% in imports and a moderate 1.0% decrease in exports, the latter supported by an unexpected rally in copper price (Chile’s main export product) as a result of the recovery of the Chinese economy after the peak of COVID-19 and supply restrictions in producing countries due to mobility restrictions as a consequence of the pandemic.

During 2017, inflation, as measured by CPI was below the Central Bank’s target of 3% due to the low economic growth of the country and the appreciation of the Chilean peso (against the U.S. dollar), posting annual increase of 2.3%. In 2018, inflation as measured by CPI rose 2.6%, partially as a result of the steep decline in oil prices, particularly during the fourth quarter. During 2019, due to the Ch$/U.S.$ exchange rate depreciation, particularly during the second half of the year, inflation as measured by CPI increased 3.0%. In 2020, the inflation rate in Chile remained at 3.0%. In spite of the sharp contraction in household spending, the effects of massive shutdowns in both Chile and abroad resulted in temporary shortages of certain products, which was mitigated by the appreciation of the Chilean peso (against the U.S. dollar), keeping the inflation rate stable.

During 2017, in line with slow economic growth, the Central Bank continued with an expansionary program, which started in 2016, to stimulate aggregate demand cutting the reference rate by 100 basis points, moving the monetary policy rate to 2.50%. The Reference interest rate remained at 2.50% until October 2018, when the Central Bank began a gradual withdrawal of the monetary stimulus raising the rate by 25 basis points in each of October 2018 and January 2019. However, in June 2019 the Central Bank cut the reference rate by 50 basis points, due to revised estimates of certain structural economic parameters. Subsequently, in September and October the Central Bank further reduced the monetary policy rate by 50 basis points (25 basis points each meeting) by arguing an increase in the economy’s capacity gaps. Thus, the reference rate ended the year at 1.75%. Subsequently, in an extraordinary meeting held on March 16, 2020, the Central Bank decided to cut the monetary policy rate by 75 basis points to 1.00% due to (i) the negative effects that the COVID-19 outbreak was having on the economic activity of certain trade partners, which was translating into deceleration of several local economic sectors, as well as (ii) the outbreak’s expected impact on the local economy in terms of domestic demand, financial system liquidity and employment, among other macroeconomic variables. Later, on March 31, 2020 the Central Bank announced an additional cut of 50 basis points to the reference rate, which reached a level 0.5%. According to the Central Bank, this decision was made in light of the severe economic contraction expected for the second quarter of 2020 as a consequence of the effects of COVID-19 in both the aggregate supply and demand. The Central Bank also declared that this expansionary bias is likely to remain for a long period of time. As a matter of fact, the reference rate was maintained at 0.5% throughout 2020, in line with the bias proposed by the Central Bank at the beginning of the COVID-19 pandemic, in order to promote liquidity within the local economy, while facilitating lending activity. As of April 23, 2021, the monetary policy interest remained at 0.5%.

During 2020, the S&P/CLX IPSA, a selective price index of shares composed of between 25 and 30 of the most traded Chilean stocks, followed the trend witnessed in international markets by severely declining on an annual basis, principally as a consequence of the economic impacts prompted by COVID-19 in developed and developing economies. As of December 30, 2020 (last trading date), the S&P/CLX IPSA reached a level of 4,177.22 points, which represented a decrease of 10.6% compared to the 4,669.85 points recorded as of December 30, 2019 (last trading date). The worst performance of the S&P/CLX IPSA was seen during the first quarter of 2020, when the index plunged 25.3% as a result of the uncertainty produced by the COVID-19 pandemic on the expected economic outlook across all sectors. Although the peak of contagion took place during the second quarter of the year, the S&P/CLX IPSA began to recover at that moment in light of the positive evolution that COVID-19 was presenting in most developed economies, which permitted a clearer view of the perspectives for the local economy. Thus, between March 31, 2020 and December 30, 2020 the S&P/CLX IPSA increased by 19.8%. During the first quarter of 2021, the S&P/CLX IPSA has continued to be impacted by the restrictions and handling of the COVID-19 contingency. At this point, given the increase in contagion, some mobility restrictions and lockdowns have been reimplemented, which has imprinted some volatility on the local stock market. Nonetheless, the trend has been positive on the whole, particularly since the beginning of the vaccine process, which has been reflected in a year-to-date increase of 13.66%, as of April 23, 2021, according to data published by the Santiago Stock Exchange.

Inflation

In the past, Chile has experienced high levels of inflation that affected private consumption, consumer sentiment, financial conditions and the results of various companies. Nevertheless, since the 1990s, inflation has been maintained under control through responsible monetary policy carried out by an independent Central Bank and the adoption of a successful inflation target policy. Thus, in Chile inflation is correlated to both local economic dynamics and external factors. In 2015, the devaluation of the Chilean peso, together with the effect of drought in agricultural activity, produced a CPI variation of 4.4% in 2015. During 2016 inflation –measured as CPI– was 2.7% and returned to the Central Bank’s target range. The 5.3% appreciation of the Chilean peso in 2016, together with the economic slowdown and lower inflationary pressures associated with private consumption, explained the decrease in inflation rate in 2016. In 2017, due to weak economic growth and the impact on the exchange rate of the 8.2% appreciation of the Chilean peso against the U.S. dollar, the CPI recorded a slight increase of 2.3% year over year on both durable and non-durable goods, which is below the midpoint of the Central Bank’s long-term target inflation rate. In 2018, CPI rose 2.6%, partly as a result of the steep decline in oil prices and slower economic growth during the fourth quarter, which was partially offset by a sharp depreciation of the Chilean Peso against the U.S. dollar of 12.7% during the year. During 2019, inflation remained within the Central Bank’s target range, from 2.0% to 4.0%, increasing by 3.0% as measured by the CPI. Although inflation was in the range of 2.0% to 3.0% most of the year, the social unrest in Chile during the fourth quarter of 2019 produced certain inflationary pressures as some economic sectors experienced a constraint in their productive capacity. The depreciation of 8.4% of the Chilean peso against the U.S. dollar also contributed to the increase in inflation by affecting the prices of non-durable goods and fuel. In 2020, in spite of the significant impact of the COVID-19 pandemic on household spending and unemployment rates as a result of the lockdowns determined by Chilean health authorities, CPI recorded a 12-month increase of 3.0%, which was equivalent to the target defined by the Central Bank for long-term inflation. The deflationary pressures triggered by the COVID-19 pandemic coupled with an appreciation of the Chilean peso by the end of the year, all of which was more than offset by the temporary shortfall of certain products during the peak of the COVID-19 pandemic, as many economic sectors were restricted or suspended. As of March 31, 2021 the CPI index has accumulated a year-to-date increase of 1.3%.

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

UF Denominated Assets and Liabilities. The UF is revalued in monthly cycles. On each day in the period beginning the tenth day of the current month through the ninth day of the next month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect each day a pro rata amount of the prior calendar month’s change in the CPI as published by the Chilean National Statistics Institute. One UF was equal to Ch$28,309.94 as of December 31, 2019 and Ch$29,070.33 as of December 31, 2020. The effect of any changes in the nominal peso value of our UF denominated assets and liabilities are reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest revenue and expense. Our net interest income will be positively affected by inflation (and negatively affected by deflation) to the extent that our average UF denominated assets exceed our average UF denominated liabilities, while our net interest income will be negatively affected by inflation (and positively affected by deflation) when average UF denominated liabilities exceed our average UF denominated assets. Our average UF denominated assets exceeded our average UF denominated liabilities by Ch$6,501,306 million (U.S.$ 8,646.73 million) as of December 31, 2019 and Ch$7,368,318 million (U.S.$ 10,350.21 million) as of December 31, 2020. These figures exclude off-balance or derivative positions. See “Item 4. Information on the Company—Selected Statistical Information.”

Peso-Denominated Assets and Liabilities. Interest rates in Chile tend to reflect the prevailing inflation rate and expectations regarding future inflation. The sensitivity of our peso denominated interest earning assets and interest bearing liabilities to the inflation rate may vary. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Overview Interest Rates.” We maintain a substantial amount of non-interest bearing, peso denominated current accounts and other demand deposits. The ratio of such deposits to average interest bearing peso denominated liabilities was 94% during the year ended December 31, 2019 and 136% during the year ended December 31, 2020. Since a large part of such deposits are not indexed to inflation, even a slight decline in the rate of inflation may adversely affect our net interest margin on assets funded with such deposits and even a slight increase in the rate of inflation may increase the net interest margin on such assets. See “Item 4. Information on the Company—Selected Statistical Information—Interest Earning Assets and Net Interest Margin.”

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

Since December 2014, the monetary policy interest rate remained at 3.0% until October 2015, when the Central Bank decided to increase it because inflation remained above the target range, which could be amplified by additional secondary effects associated with increasing oil prices. Thus, by the end of 2015, the Central Bank increased the monetary policy interest rate to 3.5%. Based on the same view, the monetary policy interest rate remained unchanged during 2016 and ended the year at 3.5%. However, beginning in 2017, the Central Bank cut the reference rate by 25 basis points four times (in January, March, April and May), to anchor inflation expectations within the Central Bank’s long-term target range and stimulate sluggish economic demand. Against such economic background and in line with Central Bank’s authority over macroeconomic balances, the monetary policy interest rate stood unchanged at 2.50% during 2017 and remained at the same level until October 2018, when the Central Bank began to withdraw its monetary stimulus in light of low inflation. As a result, the reference interest rate increased to 2.75%. The Central Bank maintained its view regarding inflation and expectation on economic growth, which translated into an additional 25 basis points hike in the monetary policy interest rate, reaching 3.00% in January 2019. This interest rate level remained until mid-year, when the Central Bank surprised the market by cutting the reference rate 50 basis points to 2.50% in June 2019, given an upward revision in the GDP potential growth and economic slack, both resulting in low inflationary pressures. At that point, inflation had remained in the lower boundary of the Central Banks’s target range (2.00%-4.00%). These trends persisted until the third quarter of 2019, which led the Central Bank to apply consecutive interest rate reductions of 50 basis points in September 2019 and 25 basis points in October 2019. Given the economic slowdown produced by the social turmoil that took place in Chile in October 2019, the Central Bank decided to maintain the monetary stimulus, in light of the tempered impact that social crisis had on inflation and the intervention it carried out in the local foreign exchange market in order to halt the depreciation of the Chilean peso. Consequently, the monetary policy interest rate stood at 1.75% as of December 31, 2019. The Central Bank’s view on the Chilean economy remained the same during the first two months of 2020. However, it decided to cut the monetary policy rate by 75 basis points to 1.00% on March 16, 2020, as both local and international economic activity was being negatively affected by the effects of COVID-19. Following the developments associated with COVID-19 and the expected effects on the local economy, the Central Bank applied a further cut of 50 basis points to the reference rate on March 31, 2020. By December 31, 2020, the reference interest rate continued to be 0.5% as a result of not only the Central Bank’s commitment to ensure liquidity in the local economy by providing low-cost funding to local banks in order to promote lending and household consumption, but also due to continued inflation within the Central Bank’s target range throughout the entire year. In the view of the Central Bank, the economy is expected to retake dynamism by the second or third quarter of 2021, so the expansionary monetary bias is expected to at least remain during 2021. Accordingly, as of April 23, 2021, the monetary policy interest rate remains at 0.5%.

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

According to information published by the Central Bank, the average annual short term nominal interest rate, based on the rate paid by Chilean financial institutions for 90 to 360 days Chilean peso denominated deposits, was 2.97% in 2018, 2.72% in 2019 and 0.86% in 2020. The average annual long term nominal interest rate, based on the interest rate of the five year Chilean peso denominated bonds in the secondary market, issued by both the Central Bank and the Chilean Government, was 4.07% in 2018, 3.31% in 2019 and 1.93% in 2020. As of March 31, 2021, rates paid by Chilean banks on 90 to 360 day deposits averaged 0.38% on a year-to-date basis. As of the same date, rates of the Central Bank’s five-year Chilean peso denominated bonds averaged 1.62%.

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

Impacts of COVID-19 in 2020

The outbreak of COVID-19 was first reported on December 31, 2019 in Wuhan, Hubei Province, China. From Wuhan, the disease spread rapidly to other parts of China, as well as other countries, including Chile and the United States, growing into a global pandemic, as declared by the World Health Organization. Since the outbreak began, countries have responded by taking various measures including imposing mass quarantines, shelter-in-place orders, and medical screenings, restricting or banning travel, limiting public gatherings, closing businesses and schools and suspending certain other economic activities. Although in various countries some of the activity restrictions have been relaxed with progressive success, in many geographies, the number of individuals diagnosed with COVID-19 has significantly increased, causing a freezing or even reversal of the relaxation of activity restrictions. Moreover, although multiple COVID-19 vaccines have received regulatory approval and currently are being distributed to certain at-risk populations, it is too early to know how quickly these vaccines can be distributed to the broader population and how effective they will be in mitigating the adverse social and economic effects of the pandemic. Further, variant strains of the COVID-19 virus have appeared, further complicating efforts of the medical community and governmental authorities in response to the pandemic. In addition, concerns related to COVID-19 lowered equity market valuations, decreased liquidity in fixed income markets and created significant volatility and disruption in global financial markets, particularly in the early months of the pandemic, resulting in the fall of stock prices (including the price of our stock). Also, there continue to be concerns related to the effects of COVID-19 on international trade (including supply chain disruptions and export levels), travel, employee productivity, employee illness, increased unemployment levels, securities markets, and other economic activities that may continue to have an adverse effect on financial markets and economic activity, particularly for companies in the financial sector. Please refer to “Item 3. Key Information—Risks Relating to our ADSs—COVID-19 or any other pandemic disease and health events will affect both the global and the Chilean economy, our business or results of operations and could affect our financial condition” for a discussion of the ways COVID-19 may impact our business and the Chilean economy.

In terms of the direct effect on our results of operations and financial condition in 2020, we reflected the dynamics experienced by the whole local banking system, as a consequence of GDP contraction, mobility restrictions and increasing unemployment, as follows:

●	Given the effect of mobility restrictions on overall economic activity, our loan portfolio recorded a moderate annual increase of only 3.0%, although average balances posted a higher expansion. Most of our loan growth was associated with low-margin products, such as commercial loans, growing 8.0% on an annual basis, particularly fostered by the government-guaranteed loan program and, to a lesser extent, due to an expansion of 2.0% in residential mortgage loans. On the other hand, year-end balances of consumer loans, a high-margin product, decreased by approximately 12.9% in 2020 as compared to 2019, mainly due to lowered household consumption and increased unemployment.

●	From the funding point of view, the sharp decrease in nominal interest rates dramatically impacted the contribution of our demand deposits to our cost of funds. We partially offset this effect by both raising approximately Ch$3,100,000 million from the Central Bank bearing an interest rate of 0.5% (equivalent to the reference rate) and demand deposits balances increasing 33.9% on an annual basis. These sources of funding enabled us to replace time deposits held by wholesale counterparties.

●	In terms of our results, the trends observed in our balance sheet and also the changes in the macroeconomic environment produced: (i) a decrease of approximately 4.0% in our net interest income, (ii) lower transactionality, due to the decrease in disposable income of individuals and constrained on-site economic activities had a negative impact on the number of transactions processed, which resulted in a 2.5% decline in fee-based income, (iii) an increase of approximately 65.0% in provisions for loan losses, which in turn mainly resulted from the negative effect of the macroeconomic environment (including higher unemployment, decreased private consumption, stagnation of investment spending (capital expenditures), lower disposable income of individuals and constrained liquidity position of companies, among other effects). These factors, which were partly mitigated by higher results associated with treasury activities, a decrease in operating expenses and lower income tax, resulted in an annual decrease of approximately 33.5% in net income.

●	From the capital adequacy perspective, however, we maintained solid equity levels during the year. Although our balance sheet increased by approximately 11.3% in 2020, most of the increase was focused in low-risk financial assets, such as government-guaranteed and residential mortgage loans, as well as Central Bank’s notes in order to face recurrent reserve requirements in a context of increasing demand deposit balances, while riskier assets, such as consumer loans, posted a decrease. In addition, in March 2020 we capitalized 30% of our net distributable income while retaining the effect of inflation on our shareholders equity (jointly amounting to Ch$242,470 million), all of which allowed us to end 2020 with a total capital ratio of 16.0%, as compared to the 14.1% recorded in 2019.

Likewise, as part of our commitment to our customers and Chile, we implemented a Support Plan (“Plan Nacional de Apoyo”) for Individuals and SME customers. This plan supported our customers by reducing their financial burden during a specific time period of three to six months by: (i) postponing monthly installments of both residential mortgage and consumer loans, (ii) giving our customers certain facilities to pay their monthly credit card bill, (iii) providing our SME customers with special financing in the form of credits, and (iv) keeping our firm commitment to our SME providers by settling their invoices before ten days. As of December 31, 2020, we had rescheduled approximately Ch$414,155 million of installments of consumer, mortgage and commercial loans. Additionally, to continue aiding our customers, we deployed the special support program for small, medium and large companies associated with the FOGAPE-COVID (government-guaranteed) loan program promoted by the Chilean Government, in order to assist these kinds of borrowers. As of December 31, 2020, we had granted nearly Ch$1,890,000 million in these secured loans, representing 6.1% of our total loan portfolio.

During 2021, we supplemented the FOGAPE-COVID program with the FOGAPE-REACTIVA program, which is also a government-guaranteed loan program for microentrepreneurs, SMEs and Middle Market Companies that seeks to prompt economic recovery by promoting borrowing from banks to finance working capital, investment projects and debt restructuring. As of the date of this annual report, we had granted loans of approximately Ch$ 547,402 million related to this program.

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

Critical Accounting Policies

We prepare our audited consolidated financial statements in accordance with IFRS as issued by the IASB. Note 2 of our audited consolidated financial statements as of and for the year ended December 31, 2020, which are included in this annual report, contains a summary of our significant accounting policies.

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

Based on the effects of the COVID-19 pandemic on the global and local economy, as well as the uncertainty that this pandemic imprinted into the ability to generate reliable estimates, during 2020 we reviewed the main estimates and assumptions related to the ECL models for the retail and wholesale portfolios by adjusting models for estimation of both forward-looking Probability of Default and Loss Given Default, with the aim of making them more sensitive to the economic scenario produced by the COVID-19 pandemic. The impact of these adjustments in ECL models resulted in higher provisions for loan losses of approximately Ch$151,652 million before taxes. For more information, see Note 4 to our audited consolidated financial statements as of and for the year ended December 31, 2020 appearing elsewhere in this annual report.

Also, for a further description of our policy regarding allowances for loan losses, see Note 2(i)(vii) to our audited consolidated financial statements as of and for the year ended December 31, 2020 appearing elsewhere in this annual report.

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

In some cases, a single valuation technique will be appropriate, whereas in others multiple valuation techniques will be appropriate. The objective of a fair value measurement is to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions. A fair value measurement requires an entity to determine all of the following:

●	the particular asset or liability that is the subject of the measurement (consistently with its unit of account).

●	the principal (or most advantageous) market for the asset or liability.

●	the valuation technique(s) appropriate for the measurement, considering the availability of data with which to develop inputs that represent the assumptions that market participants would use when pricing the asset or liability and the level of the fair value hierarchy within which the inputs are categorized. For more information regarding the accounting principles associated with the valuation of financial assets and liabilities, see Note 2(h) to our audited consolidated financial statements as of and for the year ended December 31, 2020 appearing elsewhere in this annual report. Also, for a further description of our internal fair value classification, see Note 40 to our audited consolidated financial statements as of and for the year ended December 31, 2020 appearing elsewhere in this annual report.

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

Modification of Financial Assets

Pursuant to our internal procedures, the accounting of modifications to financial assets depend on whether modifications were carried out for customers who had a deteriorated financial condition or due to commercial reasons, as follows:

●	Contractual modifications due to debtor’s financial difficulties. These modifications occur when the Bank changes originally agreed contract conditions in order to allow the customer to comply with their payment obligations. When the modification is significant, it is accounted as a write-off of the original asset and the new loan is measured at fair value, while the difference between the former and the latter asset is accounted in the profit and loss statement. Instead, when the modification is not significant, the former loan is not written off, although its amortized cost is adjusted by including the difference between the book value of the loan before the modification and the present value of the cash flows generated by the modified loan by using the effective interest rate of the former loan, which is recognized in the profit and loss statement.

●	Contractual modifications due to commercial reasons. These modifications are associated with market conditions at the moment of the contract modification, with the purpose of retaining the customer or preserving the commercial relationship, which results in changes to the original interest rate, modifications to the contract tenor or a combination of them, in order to recognize the prevailing market conditions. These modifications are treated as a total or partial write-off of the original loan and the new loan is initially measured at fair value and at amortized cost afterwards. For more information, see “Item 5. Operating and Financial Review and Prospects— Results of Operations for the Years Ended December 31, 2018, 2019 and 2020— Summary of Differences between Internal Reporting Policies and IFRS”.

As part of the commercial measures adopted by us as a consequence of the COVID-19 pandemic, since March 2020 we proactively offered to our customers the possibility of applying for special plans of financial aid in light of the effects of the COVID-19 pandemic. This plan included holiday periods, rescheduling of three to six installments and changes to the interest rate of postponed installments. Specific behavior credit requisites were considered in order to allow customers to apply, such as commercial relationship and good payment behavior before the COVID-19 pandemic.

At the expiration date of the rescheduled installments, 97% of the total rescheduled loan balances had been timely paid off by the customers who elected the rescheduling program.

The accounting treatment of these loan modifications had a no material effect on our results or financial condition.

Amendments to Financial Reporting Standards in 2020

The accounting policies followed in 2020 are consistent with those prevailing in the previous financial year. The following amendments, corresponding to IFRS enhancements, did not have any impact on our accounting policies, financial position or results of operations.

●	IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies: Changes in Accounting Estimates and Errors. Clarified the definition of ‘material’ and align the definition used in the Conceptual Framework and the standards.

●	IFRS 9 Financial Instruments, IFRS 7 Financial Instruments: Disclosures and IAS 39 Financial Instruments: Recognition and Measurement. Clarified that entities would continue to apply certain hedge accounting requirements assuming that the interest rate benchmark on which the hedged cash flows and cash flows from the hedging instrument are based will not be altered as a result of interest rate benchmark reform.

●	Amendment to IFRS 16 Leases: The amendment provided lessees with an exemption from assessing whether a COVID-19-related rent concession is a lease modification.

Results of Operations for the Years Ended December 31, 2018, 2019 and 2020

The consolidated financial information presented in this section for the years ended December 31, 2018, 2019 and 2020 has been audited and prepared in accordance with IFRS. In addition, to the extent that it is available and because we believe it is useful in analyzing our results, we have included information classified by the business segments that we use for internal reporting purposes. As mentioned earlier, information about our business segments is reported under our internal reporting policies, which differ in significant respects from IFRS.

Net Income

The following table sets forth the principal components of our net income, as detailed in our audited consolidated financial statements for the years ended December 31, 2018, 2019 and 2020:

	For the Year Ended December 31,						% Increase (Decrease)
	2018		2019		2020		2018/2019	2019/2020
	(in millions of Ch$, except percentages)
IFRS:
Net interest income	Ch$	1,320,977	Ch$	1,371,278	Ch$	1,316,788	3.8%	(4.0)%
Net fees and commissions income		359,955		457,302		445,968	27.0	(2.5)
Other income (loss), net		165,138		176,638		172,054	7.0	(2.6)
Provisions for loan losses		(249,771)		(331,601)		(547,106)	32.8	65.0
Operating expenses		(839,708)		(902,250)		(877,752)	7.4	(2.7)
Income attributable to associates		6,811		6,039		(5,099)	(11.3)	-
Income before income taxes		763,402		777,406		504,853	1.8	(35.1)
Income taxes		(159,768)		(173,661)		(103,223)	8.7	(40.6)
Net income	Ch$	603,634	Ch$	603,745	Ch$	401,630	0.0%	(33.5)%

2019 and 2020. For the year ended December 31, 2020, our net income amounted to Ch$401,630 million, which denoted a decrease of 33.5% or Ch$202,115 million when compared to the Ch$603,745 million recorded in 2019. This trend in net income was primarily attributable to the effects of the COVID-19 pandemic on economic activity and business dynamics, as described in “Item 5. Operating and Financial Review and Prospects–Operating Results–Overview–Impacts of COVID-19 in 2020.” In summary, the annual decrease in net income was mainly related to:

●	An annual increase of approximately 65.0% (or Ch$215,505 million) in provisions for loan losses. This trend reflects the effects of COVID-19 on economic activity and negative expectations regarding customers’ credit behavior in a context of higher unemployment and reduced monthly income in the case of individuals, as well as a deterioration on the financial condition of companies. Throughout the year, the effects were changing, consistent with the evolution of the COVID-19 pandemic and how the mobility restrictions were changing in terms of severity. Accordingly, the first three quarters were the most intensive in terms of loan loss provisions, given the impact of lockdowns on customers’ payment behavior. In the third and fourth quarters instead, monetary and fiscal aid packages, along with the effect of partial withdrawals from pension funds for individuals, alleviated the financial constraints of both individuals and companies, translating into a moderation of non-performing loans and improved, though still weak, payment capacity. Based on these trends, we reviewed our Expected Credit Losses (ECL) models by adjusting models for estimating and forecasting both Probabilities of Default and Loss Given Default in order to recognize the uncertainties regarding the economic outlook as a result of the COVID-19 pandemic with a forward-looking approach. The impact of these adjustments in ECL models resulted in higher provisions for loan losses of approximately Ch$151,652 million before taxes. For more information, see Note 4 to our audited consolidated financial statements as of and for the year ended December 31, 2020 appearing elsewhere in this annual report. To a lesser extent, loan growth contributed to a moderate increase in provisions for loan losses. These factors were to some degree offset by an appreciation of 5.3% of the Chilean peso against the U.S. dollar in 2020, as compared to a depreciation of 8.4% in 2019, which contributed to a decrease in provisions for loans losses related to loans denominated in U.S. dollars.

●	An annual decrease of approximately 4.0% (or Ch$54,490 million) in net interest income, from the Ch$1,371,278 recorded in 2019 to Ch$1,316,788 million in 2020. There were two main reasons behind this decrease. First, the effects of COVID-19 on economic activity, particularly in household consumption and investment, produced a sharp decrease of approximately Ch$34,730 million in income from loans (net of funding). This decrease was primarily the result of a 6.0% reduction in average balances of our most profitable lending product, consumer loans, during 2020, due to both a weakened demand for loans and also more restrictive conditions in lending amid a more complex scenario in terms of credit risk, and loan growth concentrated in low-margin products, such as SMEs loans as part of the government-guaranteed (FOGAPE) loan program and loans to large companies and corporations, all of which carried lower lending spreads. Second, there was a significant decline in the contribution from demand deposits to our funding cost by approximately Ch$50,100 million, caused primarily by the sharp decrease in local and foreign interest rates as a consequence of monetary actions carried out by central banks across the globe in order to face the downturn produced by the COVID-19 pandemic. These effects were partly counterbalanced by higher contribution of nearly Ch$9,630 million from our UF structural position, in terms of both higher exposure and also lower nominal interest rates funding part of this net asset position.

●	An annual decrease in net fees and commissions of approximately 2.5% (or Ch$11,334 million) in 2020, as compared to 2019. This decline was primarily caused by: (i) the impact of lockdowns and mobility restrictions set as a result of the pandemic, on household spending and, therefore, on transactionality at an industry level, which negatively affected income related to checking accounts, ATMs and credit cards, and (ii) the impact of increased market volatility and uncertainty that led investors to prefer liquidity and low risk investments over profitability, which had a negative effect on fees from mutual funds management. These factors were partly counterbalanced by higher fee income from insurance brokerage, primarily supported by the income from the alliance materialized in 2019 with an international insurance company for the distribution of life and non-life insurance products, which in turn enabled us to more than offset the decline in written policies sales, given a lower demand for insurance products as a consequence of lower disposable income among individuals due to the economic plunge they faced as a result of the COVID-19 pandemic.

These factors were partly offset by: (i) lower income tax, by approximately Ch$70,438 million, as a result of a decline of nearly Ch$272,553 million in income before income tax, (ii) effective cost control protocols that we have been designing and implementing over the last two years, enabling us to reduce operating expenses by approximately Ch$24,498 million in 2020 when compared to 2019, and (iii) other income (loss) net increasing 2.6%, or Ch$4,584 million, which was mainly explained by higher results from our Treasury business, which recorded an annual increase of approximately Ch$48,000 million in revenues as a result of the positive effect of decreasing interest rates in the fixed-income portfolio and lower CVA adjustments to derivative positions, which were to some extent offset by a decrease of approximately Ch$22,400 million related to the net asset position in foreign currency that hedges our exposure to US-denominated allowances (credit and fee expenses) and lower net financial income recorded by our Securities Brokerage subsidiary by approximately Ch$10,660 million, mainly due to the solid performance posted by such subsidiary in 2019.

2018 and 2019. For the year ended December 31, 2019, our net income remained almost flat at approximately Ch$603,744 million, as compared to the Ch$603,634 million recorded in 2018. This trend in net income was primarily attributable to:

●	An annual increase of 27.0% (or Ch$97,347 million) in net fees and commissions from Ch$359,955 million in 2018 to Ch$457,302 million in 2019. This increase was mainly the consequence of higher fee income from insurance brokerage, attributable to both the long-term strategic partnership achieved with an international insurance company, and the expansion in gross written premiums in 2019. Also, fees and commissions from transactional services including credit cards, debit cards, credit lines and ATMs recorded a sharp increase in 2019, mainly as a result of higher volume of transactions made by customers supported by an enlarged ATM network, in conjunction with the expansion of our customer base and a continuously enhanced loyalty program. Our mutual funds business also contributed to our fee income, mainly due to the increase in asset volume of assets under management and revised pricing of some investment products.

●	An annual increase of 3.8% (or Ch$50,301 million) in net interest income from Ch$1,320,977 million in 2018 to Ch$1,371,278 million in 2019. The increase was mainly the result of: (i) higher income from loans (net of funding) by approximately Ch$43,675 million in 2019, as compared to 2018, largely attributable to the annual 9.0% expansion in average loan balances, which allowed us to offset a slight decrease in average lending spreads following higher competition, (ii) an annual increase of nearly Ch$20,706 million in the contribution of non-interest bearing demands deposits to our funding structure, mostly explained by a sharp annual increase of 11.3% in average balances, (iii) a higher contribution of our inflation-indexed net asset exposure by approximately Ch$6,158 million, given the effect of lower nominal interest rates benefiting the funding of this position, which more than offset the impact of lower inflation. These factors where offset in part by a decrease in revenues from asset and liability management, given less steepened yield curves during most of the year, which translated into lower chances to profit from term spreads. Also, the prevailing scenario of historically low interest rates encouraged debtors to prepay and restructure long-term loans, which resulted in a financial cost from an asset and liability management perspective.

●	An annual increase of 7.0% (or approximately Ch$11,500 million) in other income, from Ch$165,138 million in 2018 to Ch$176,638 million in 2019. This increase had largely to do with: (i) an annual increase of approximately Ch$28,185 million in foreign exchange adjustment results on our on-balance positions (net of hedge accounting derivatives) due to the effect of the trends observed in the Ch$/U.S.$ exchange rate throughout the year on our foreign exchange net liability position, and (ii) an increase of approximately Ch$25,759 million in income from financial assets held for trading, mostly attributable to higher gains from marking-to-market given favorable shifts in interest rates. These effects were partially offset by: (i) an annual decrease of Ch$32,339 million in results from derivatives, and (ii) lower other operating income of approximately Ch$12,980 million in 2019 as compared to 2018, mainly due to non-recurrent effects in 2018 as explained below.

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

Net Interest Income

The tables included under the headings “—Interest Revenue” and “—Interest Expense” set forth information regarding our consolidated interest revenue and expenses, average interest earning assets and average interest bearing liabilities for the years ended December 31, 2018, 2019 and 2020. This information is derived from tables included elsewhere in this annual report under “Item 4. Information on the Company—Selected Statistical Information” and is qualified in its entirety by reference to such information.

	For the Year Ended December 31,						% Increase (Decrease)
	2018		2019		2020		2018/2019	2019/2020
IFRS:	(in millions of Ch$, except percentages)%
Interest revenue	Ch$	2,000,617	Ch$	2,113,548	Ch$	1,876,795	5.6%	(11.2)%
Interest expense		(679,640)		(742,270)		(560,007)	9.2	(24.6)
Net interest income	Ch$	1,320,977	Ch$	1,371,278	Ch$	1,316,788	3.8%	(4.0)%
Net interest margin(1)(2)		4.48%		4.25%		3.55%	—	—

(1)	Net interest income divided by average interest-earning assets. The average balances for interest-earning assets, including interest readjustments, were calculated on a daily basis for the Bank’s balances and on a monthly basis for our subsidiaries’ balances.

(2)	Net interest margin includes the interest earned on trading securities, which is accounted for under Other Income (Loss) Net. Similarly, it includes average balances of trading securities.

2019 and 2020. For the year ended December 31, 2020 our net interest income was Ch$1,316,788 million, which represents an annual decrease of 4.0% or Ch$54,490 million as compared to the Ch$1,371,278 million recorded in 2019. The annual decrease in net interest income was primarily attributable to:

●	An annual decrease of approximately Ch$209,300 million in interest revenues earned on loans to customers, which was mainly associated with the annual decline of 6.0% recorded by average balances of consumer loans and loan growth concentrated in low margin products, such as commercial loans (10.0%) and residential mortgage loans (7.7%). The decrease in consumer loans was highly influenced by the economic downturn produced by the COVID-19 pandemic, which significantly affected demand for loans by individuals and more restrictive credit granting conditions in the context of increased unemployment, higher credit risk and customers’ deteriorated payment capacity. Furthermore, we were impacted by the fact that growth in commercial loans was primarily related to loans granted to SMEs as part of the government-guaranteed loans program bearing low interest rates. In addition, given the expected impact of COVID-19 on the economy, the Central Bank adopted an even more dovish approach than previously taken by lowering interest rates from 1.75% in January 2020 to 0.5% in March 2020. Overall, the annual decrease in interest revenues earned on loans was mainly influenced by: (i) lower interest earned on consumer loans (installment loans, credit cards and credit lines) decreasing approximately Ch$101,345 million in 2020, (ii) a decline of nearly Ch$83,800 million in interest revenues earned on commercial loans, particularly concentrated in commercial credits, trade finance and overdraft loans, and (iii) lower interest revenues on residential mortgage loans by approximately Ch$24,520 million in 2020 as compared to 2019, primarily due to lower long-term interest rates.

●	An annual decrease on interest earned on loans and advances to banks of approximately Ch$16,660 million in 2020 when compared to 2019. The main reason behind this decrease was the sharp decline in nominal interest rates, as mentioned earlier, and an increase of 66.4% in average balances concentrated in short-term low interest-bearing loans.

●	An annual decrease of approximately Ch$7,700 million in interest earned on available for sale securities in 2020 when compared to 2019. This decline was largely attributable to the sustained decreases in both local (nominal and real) and foreign interest rates, which has translated into a decline in the interest carried by these types of securities.

These negative factors were partially offset by:

●	An annual decrease of approximately Ch$153,800 million in interests paid on time deposits during 2020 in comparison with 2019. This decline was the consequence of both: (i) the sharp decline in nominal interest rates to approximately 0.5% for tenors up to 730 days in 2020, from an average level of 2.5% in 2019, and (ii) a decrease of approximately 9.8% in average balances in 2020 as a consequence of both an important increase in average balances of demand deposits (32.6%) and the funding provided by the Central Bank to many local banks, at low cost with the purpose of mitigating the effects of the economic downturn caused by the COVID-19 pandemic.

●	An annual decrease of approximately Ch$15,740 million in interests paid on borrowings from financial institutions. This lower cost of funding was mainly the consequence of: (i) lower interest rates in Chile and abroad following the efforts by Central Banks across the globe to mitigate the effects of the COVID-19 pandemic on their economies, and (ii) the effect of the specific funding provided by the Central Bank to local banks, including us, in order to promote liquidity and lending within the local economy with the aim of mitigating the effects of the crisis produced by mobility restrictions. As of December 31, 2020, we had borrowed approximately Ch$3,100,000 million from the Central Bank, bearing a nominal interest rate of 0.5%.

●	An annual increase of approximately Ch$9,630 million in the contribution from our UF-denominated net asset balance sheet exposure. Although UF variation was the same in 2019 and 2020 (2.7%), we benefited from an increase in our UF-denominated balance sheet exposure in 2020 as compared to 2019.

Based on these factors, but particularly as a consequence of the decrease in average interest rates earned on assets, given the increase in low margin interest earning assets related to short-term securities used in order to comply with reserve requirements associated with demand deposits, our net interest margin decreased from 4.25% in 2019 to 3.55% in 2020.

2018 and 2019. For the year ended December 31, 2019 our net interest income was Ch$ 1,371,278 million which represents an annual increase of 3.8% or Ch$50,301 million as compared to the Ch$1,320,977 million recorded in 2018. The main drivers supporting the increase in net interest income were:

●	An annual increase of approximately Ch$79,573 million in interest revenues earned on loans to customers, associated with a 9.0% annual expansion in average balances, which was partially offset by a slight decrease in lending spreads, given strong competition, which reduced the average interest rate earned on loans moderately. The annual increase in interest revenues was primarily attributable to higher income in many lending products, including: (i) revenues from consumer loans increasing Ch$23,282 million, (ii) income from commercial and trade finance loans, jointly growing Ch$32,562 million, and (iii) interest income from mortgage loans rising Ch$14,606 million on a yearly basis. In all products, the main driver was loan growth.

●	An annual increase of approximately Ch$6,138 million in the net contribution associated with the management of our UF or inflation-indexed net asset position in 2019 as compared to 2018. The increase in net revenues was mainly the result of: (i) a higher average net position in 2019 as compared to 2018, which caused a volume effect on inflation-indexed revenues, and (ii) the effect of lower nominal interest rates on part of the funding of this position following the Central Bank’s decision to decrease the reference interest rate by 1.0%, from 2.75% in December 2018 to 1.75% in December 2019, through consecutive cuts. These factors allowed us to more than offset the impact of a slight decline in inflation–measured as UF variation, from 2.86% in 2018 to 2.70% in 2019.

●	An annual increase of Ch$3,319 million in interest revenues from loans and advances to banks. This increase was mainly the consequence of higher average balances in 2019 as compared to 2018. The expansion in loans to banks reached 42.9% in average loans during 2019 and was prompted by the prevailing scenario of interest rates that, in conjunction with our leading funding cost, encouraged local banks to borrow from us as a convenient funding source. In a similar fashion, foreign banks also increased their demand for loans by taking advantage of our lower cost of funds in foreign currency, supported by our high credit rating.

These positive effects were in part offset by:

●	Higher interest expenses paid on time deposits of approximately Ch$15,384 million in 2019 as compared to 2018. The annual increase was explained, in approximately one-third, by the effect of slightly higher interest rates paid on deposits, and in approximately two-thirds, by the expansion recorded in average balances. It is worth mentioning, however, that the increase in average balances was at 4.0% on an annual basis.

●	An annual increase of approximately Ch$14,296 million in interest expenses paid on borrowings from banks and financial institutions. Once again, the annual increase in interest expenses had mainly to do with higher average balances that rose 29.9% on an annual basis and, to a lesser extent, by slightly higher interest rates. The expansion in average balances was mainly intended to finance the increasing demand for loans from both foreign banks and also from local companies through trade finance loans.

●	An increase of nearly Ch$14,111 million in interest paid on debt issued in 2019, as compared to 2018. This increase was largely related to an increase in long-term debt, with average balances growing 14.9% in 2019 when compared to a year earlier. The issuance of long-term bonds was mainly aimed to finance loan growth, particularly fostered by the strong demand for mortgage loans amid a scenario of historically low real interest rates that encouraged demand for housing.

As a result of these factors, but in particular due to the decrease in average interest rates earned on assets, our net interest margin decreased from 4.48% in 2018 to 4.25% in 2019.

Interest Revenue

The following table sets forth information regarding our interest revenue and average interest earning assets for the years ended December 31, 2018, 2019 and 2020:

	For the Year Ended December 31,						% Increase (Decrease)
	2018		2019		2020		2018/2019	2019/2020
IFRS:	(in millions of Ch$, except percentages)
Interest revenue	Ch$	2,000,617	Ch$	2,113,548	Ch$	1,876,795	5.6%	(11.2)%
Average interest earning assets:
Commercial loans		14,540,261		15,746,316		17,323,680	8.3	10.0
Residential mortgage loans		7,683,061		8,561,445		9,220,426	11.4	7.7
Consumer loans		4,156,995		4,445,242		4,178,618	6.9	(6.0)
Total loans		26,380,317		28,753,003		30,722,724	9.0	6.9
Repurchase agreements		81,947		81,901		51,467	(0.1)	(37.2)
Other Assets		296,536		378,112		477,743	27.5	26.3
Financial investments		2,811,981		2,830,009		4,424,050	0.6	56.3
Loans and advance to banks		830,763		1,186,841		1,974,545	42.9	66.4
Total	Ch$	30,401,544	Ch$	33,229,866	Ch$	37,650,529	9.3%	13.3%
Average rates earned on total interest earning assets(1)(2):
Average nominal rates		6.58%		6.36%		4.98%	–	–

(1)	See “Item 4. Information on the Company—Selected Statistical Information—Average Balance Sheets, Interest Earned on Interest Earning Assets and Interest Paid on Interest Bearing Liabilities.”

(2)	Average rates earned on interest earning assets do not include the interest earned on trading securities, which is accounted for under Other Income (Loss) Net. However, it does include average balances of trading securities.

2019 and 2020. For the year ended December 31, 2020, our interest revenue was Ch$1,876,795 million, an 11.2% decrease when compared to the Ch$2,113,548 million recorded in 2019. The annual decline was primarily due to the decrease in nominal and real local interest rates, and also lower interest rates in foreign currency, explaining approximately Ch$356,200 million of the total decrease in interest revenues. This effect more than offset the positive impact of higher average balances of interest earning assets of approximately 13.3% on an annual basis, resulting in higher revenues of approximately Ch$134,100 million. The increase in average balances of interest earning assets was primarily concentrated in low interest rate assets, such as: (i) the Central Bank’s securities to afford reserve requirements related to the significant increase in demand deposits, and (ii) an increase of 10.0% and 7.7% in average balances of commercial and residential mortgage loans, respectively, where growth in commercial loans was principally fostered by government-guaranteed loans to SMEs as part of the recovery plan to face the COVID-19 pandemic. These factors were coupled with a decrease in high interest rate assets, such as the contraction of 6.0% in average balances of consumer loans. Given these trends, the average interest rate earned on assets recorded a decrease from 6.36% in 2019 to 4.98% in 2020.

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

Interest Expense

The following table sets forth information regarding our interest expense and average interest bearing liabilities for the years ended December 31, 2018, 2019 and 2020:

	For the Year Ended December 31,						% Increase (Decrease)
	2018		2019		2020		2018/2019	2019/2020
IFRS:	(in millions of Ch$, except percentages)%
Interest expense	Ch$	679,640	Ch$	742,270	Ch$	560,007	9.2%	(24.6)%
Average interest-bearing liabilities:
Saving accounts and time deposits(1)		10,504,594		10,924,723		9,857,365	4.0	(9.8)
Securities under agreements to repurchase		365,305		269,690		280,827	(26.2)	4.1
Borrowings from financial institutions		1,190,348		1,546,639		3,225,303	29.9	108.5
Debt issued		6,680,016		7,767,571		8,719,276	16.3	12.3
Commercial Papers		323,245		275,802		219,046	(14.7)	(20.6)
Lease Liabilities		-		140,331		133,514	-	(4.9)
Other financial obligations		148,260		127,408		125,362	(14.1)	(1.6)
Total	Ch$	19,211,768	Ch$	21,051,814	Ch$	22,560,693	9.6%	7.2%
Average rates paid on total interest bearing liabilities(2):
Average nominal rates		3.54%		3.53%		2.48%
Average (Chilean peso-denominated) non-interest bearing current account and demand deposits		8,910,601		9,716,000		12,882,627	9.0%	32.6%

(1)	Includes interest-bearing demand deposits.

(2)	See “Item 4. Information on the Company—Selected Statistical Information—Average Balance Sheets, Interest Earned on Interest Earning Assets and Interest Paid on Interest Bearing Liabilities.”

2019 and 2020. Our interest expense decreased 24.6% or Ch$182,263 million in 2020 when compared to the Ch$742,270 million recorded in 2019. Similar to the effect observed in interest revenues, the annual decrease in interest expenses was mainly due to the effects of lower short-term and long-term interest rates on the interest paid on liabilities, explaining a decrease of approximately Ch$198,100 million. As mentioned, this was the result of dovish monetary actions taken by the Chilean and foreign central banks in an effort to contain the impact of the economic crisis produced by the spread of COVID-19. On the other hand, interest bearing liabilities increased by approximately 7.2% on an annual basis, which caused a volume effect of Ch$23,000 million that partly offset the impact of lower interest rates. Consequently, the average interest rate paid on liabilities decreased from 3.53% in 2019 to 2.48% in 2020.

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

Net Fees and Commissions Income

The following table sets forth certain components of our fees and commissions income (net of fees paid to third parties that provide support for those services) for the years ended December 31, 2018, 2019 and 2020:

	Year Ended December 31,						% Increase (Decrease)
	2018		2019		2020		2018/2019	2019/2020
	(in millions of Ch$, except percentages)%
IFRS:
Mutual funds	Ch$	91,174	Ch$	101,046	Ch$	92,514	10.8%	(8.4)%
Insurance		72,168		122,108		131,361	69.2	7.6
Current accounts, overdrafts, credit lines and credit cards		49,595		69,640		63,923	40.4	(8.2)
Demand accounts and ATMs		44,459		60,172		55,779	35.3	(7.3)
Stock brokerage		12,653		11,544		13,253	(8.8)	14.8
Collection of over-due loans		23,024		23,388		16,693	1.6	(28.6)
Cash management services		6,458		4,700		3,769	(27.2)	(19.8)
Letters of credit, guarantees, collateral and other contingent loans		25,020		26,100		27,825	4.3	6.6
Custody and trust services		8,907		8,725		8,565	(2.0)	(1.8)
Foreign trade and currency exchange		1,817		2,089		2,319	15.0	11.0
Financial advisory services		5,046		4,393		4,487	(12.9)	2.1
Credits and factoring		3,318		6,271		4,003	89.0	(36.2)
Collection services		427		420		291	(1.6)	(30.7)
Teller services expenses		(6,546)		(6,284)		(4,927)	(4.0)	(21.6)
Credit pre-evaluation services		(258)		(404)		(244)	56.6	(39.6)
Wire transfers and payment orders		10,940		12,329		13,364	12.7	8.4
Other		11,753		11,065		12,993	(5.9)	17.4
Total	Ch$	359,955	Ch$	457,302	Ch$	445,968	27.0%	(2.5)%

2019 and 2020. Our income from fees and commissions was Ch$445,968 million in 2020, which represents a 2.5% annual decrease when compared to the Ch$457,302 million recorded in 2019. This annual decrease in fee-based income was primarily caused by:

●	An annual decrease of approximately 8.4%, or Ch$8,532 million, in fees and commissions from mutual funds management. This decrease was mainly influenced by the effect of the uncertainty on the outlook for local and worldwide economies and the market volatility produced by the spread of COVID-19, which resulted in a sharp correction of stock markets. As a result, investors, particularly retail investors, moved to less risky assets. Therefore, the portfolio managed by our Mutual Funds Management subsidiary changed focus towards fixed-income securities, which carry lower margins. This negative factor was to some extent offset by a 17.0% annual increase in the average balance of assets managed by our Mutual Funds Management subsidiary that enabled it to record an unprecedented 24.2% market share in 2020.

●	An annual decrease of approximately 8.2%, or Ch$5,717 million in fees and commissions from current accounts, overdrafts, credit lines and credit cards. This decrease was mainly the consequence of diverse sanitary measures implemented by health authorities with the aim of controlling the spread of COVID-19, including lockdowns, mobility restrictions and social distancing. These measures negatively impacted employment disposable income of individuals, household spending and, therefore, transactionality. The total amount of transactions made by our customers with credit cards, including purchases, cash withdrawals and bill payments decreased by 19.0% or 18.0 million transactions on an annual basis, which reflects the impact of reduced mobility during the peak of the COVID-19 pandemic and lower than average transactionality during the rest of the year. These drivers were to some degree softened by the positive impact of the two pension fund withdrawals as approved by the Chilean Congress as a measure to increase disposable income for individuals during the COVID-19 pandemic. As a matter of fact, the average ticket per transaction increased 12.5% on an annual basis, which partly mitigated the negative effect on number of transactions.

●	An annual decrease of approximately 28.6%, or Ch$6,695 million in fees and commissions from collection of overdue loans. The main drivers behind this decrease were: (i) the evolution of our loan portfolio and, particularly, the decrease of 6.0% in the average balance of consumer loans, (ii) our support program for individual customers that permitted them to reschedule part of their obligations, and (iii) the positive impact of the two withdrawals from pension funds approved by the Chilean Congress for individuals on past-due loans at an industry level.

●	An annual decrease of approximately 7.3% or Ch$4,393 million in net fees and commissions from demand accounts and ATMs. The decrease was primarily the consequence of: (i) an annual decrease of approximately Ch$18.7 million or 43.1% in the amount of cash withdrawal transactions from our countrywide network of ATMs during 2020 as compared to 2019, and (ii) an annual decrease of Ch$19.4 million or 10.5% in the amount of transactions made by our clients with debit cards. These drivers were partially offset by annual increases of 25.4% and 19.4% in the average ticket of cash withdrawals in ATMs and transactions made with debit cards, respectively.

These factors were to some extent offset by: (i) an annual increase of 7.6% or Ch$9,253 million in fees and commissions from insurance brokerage, which was attributable to our strategic partnership with Chubb Limited, that resulted in additional fees accrued in 2020 with the beginning of the agreement for life insurance products that enabled us to more than offset the impact of the COVID-19 pandemic on the demand for insurance policies, particularly those linked to consumer loans, that observed an annual decrease of 9.3% in written premiums, (ii), an annual increase of 6.6% or Ch$1,725 million in fees related to letters of credit and contingent loans, partly explained by the evolution of the Chilean peso/U.S. dollar exchange rate throughout the year, and (iii) higher fees and commissions from securities brokerage of approximately 14.8%, or Ch$1,709 million, on an annual basis.

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

The following table sets forth certain components of our other income (loss), net, for the years ended December 31, 2018, 2019 and 2020:

	For the Year Ended December 31,						% Increase (Decrease)
	2018		2019		2020		2018/2019	2019/2020
IFRS:	(in millions of Ch$, except percentages)
Income on trading securities	Ch$	42,605	Ch$	44,274	Ch$	24,715	3.9%	(44.2)%
Gains (losses) from mark to market and sales		8,038		32,128		33,216	299.7	3.4
Financial Assets Held for Trading		50,643		76,402		57,931	50.9	(24.2)
Sales of Available for Sale Instruments		1,118		4,789		27,091	328.4	465.7
Net Gain (Loss) from other transactions		384		(145)		29	(137.8)	(120.0)
Derivative Instruments		64,730		32,391		(96,369)	(50.0)	(397.5)
Sales of Loan Portfolios		267		0		39	(100.0)	100.00
Total net financial operating (loss) income		117,142		113,437		(11,279)	(3.2)	(100.9)
Foreign exchange transactions, net		2,701		30,886		156,662	1,043.5	407.2
Other operating income, net		45,295		32,315		26,671	(28.7)	(17.5)
Total other income (loss), net	Ch$	165,138	Ch$	176,638	Ch$	172,054	7.0%	(2.6)%

2019 and 2020. Our other income (loss), net amounted to Ch$172,054 million in 2020, which denoted a 2.6%, or Ch$4,584 million, annual decrease as compared to the Ch$176,638 million recorded in 2019. This annual increase was primarily explained by:

●	An annual increase of 407.2%, or Ch$125,776 million, in income from foreign exchange transactions from Ch$30,886 million in 2019 to Ch$156,662 million in 2020. This increase mainly relied on higher results from foreign exchange adjustments of approximately Ch$265,241 million associated with our on-balance foreign exchange liability exposure, primarily composed of long-term debt issued denominated in foreign currency. Our on-balance liability position benefited from end-of-period appreciation of 5.3% of the Chilean peso against the U.S. dollar in 2020, as compared to the depreciation of 8.4% in 2019. This increase was to some extent offset by: (i) a decrease of approximately Ch$130,530 million in foreign exchange adjustment results on our off-balance foreign exchange net asset position in derivatives held for cash flow hedge accounting, which mirrored part of the on-balance foreign exchange liability exposure, as a result of the aforementioned trends in exchange rates, and (ii) a decrease of nearly Ch$8,935 million in foreign exchange adjustment results from assets that are denominated in local currency, but adjusted by the effect of changes in foreign exchange (primarily leasing loans), as a result primarily to the same trends in exchange rates.

●	An annual increase of 465.7%, or Ch$22,302 million in the sale of available for sale securities, from Ch$4,789 million in 2019 to Ch$27,091 million in 2020. This increase was primarily the consequence of the sharp decrease in local and foreign interest rates for all maturities, which translated into a significant increase in fair value adjustments of our portfolio of available for sale securities. As a result, we materialized those fair value gains by selling a significant part of our portfolio denominated in both local and foreign currency.

The previous factors were to some degree offset by:

●	An annual decrease of approximately 397.5%, or Ch$128,760 million, in income from derivatives, from a net gain of Ch$32,391 million in 2019 to a net loss of Ch$96,369 million in 2020. This reversal was principally explained by: (i) lower results from foreign exchange adjustments to the average net asset position held in foreign currency derivatives by approximately Ch$143,043 million, from a positive result of nearly Ch$24,998 million in 2019 to a negative income of approximately Ch$118,045 million in 2020, which in turn was primarily due to the end-of-period appreciation of 5.3% observed for the Chilean peso against the U.S. dollar in 2020 as compared to the 8.4% end-of-period depreciation of the Chilean peso in 2019, and (ii) a decrease in the average exposure to exchange rate through derivatives for trading in 2020 as compared to 2019. These effects were partly counterbalanced by a positive effect of CVA for derivatives by approximately Ch$8,530 million in 2020 as compared to 2019, mainly as a consequence of improved probabilities of default, particularly since the beginning of the second half of 2020, and the end-of-period appreciation of the Chilean peso against the U.S. dollar in 2020, as compared to the end-of-period depreciation observed in 2019.

●	An annual decrease of approximately 24.2%, or Ch$18,471 million, in income from financial assets held for trading, from Ch$76,402 million in 2019 to Ch$57,931 million in 2020. This decrease was mainly the result of lower carry on trading securities, which in turn was mainly as a result of the decrease in nominal and real interest rates for all maturities, but particularly short-term maturities. Shifts in exchange rates followed the monetary actions taken by the Central Bank, which, among others, included a decrease in the monetary policy interest rate from 1.75% in December 2019 to 0.5% in March 2020. This effect was amplified by increased positions in the Central Bank’s short-term notes, carrying low interest rates, that we took in order to meet reserve requirements that arose as a consequence of the increase in our demand deposit balances.

2018 and 2019. Our other income (loss), net amounted to Ch$176,638 million in 2019, denoting a 7.0%, or Ch$11,500 million, annual increase as compared to the Ch$165,138 million recorded in 2018. This annual increase was primarily the result of:

●	An annual increase of Ch$25,759 million or 50.9% in income from financial assets held for trading, from Ch$50,643 million in 2018 to Ch$76,402 million in 2019. This increase was largely caused by a significant annual rise in gains from marking-to-market of fixed-income securities, as a result of the sharp decrease in nominal and real interest rates following the Central Bank’s decision to reduce the reference interest rate, from 2.75% in December 2018 to 1.75% in December 2019, while inflation remained stable and within the Central Bank’s target range. The shifts seen in interest rates more than offset lower exposure interest rate sensitivities on average in our trading portfolio in 2019, as compared to 2018.

●	An annual increase of Ch$28,185 million in income from foreign exchange transactions from Ch$2,701 million in 2018 to Ch$30,886 million in 2019. This increase was mainly the consequence of higher results from foreign exchange adjustments of approximately Ch$36,826 million related to our on-balance foreign exchange liability exposure, primarily composed of long-term debt issued denominated in foreign currency. Our on-balance liability position benefited from a lower depreciation of the Chilean peso as compared to the U.S. dollar in 2019 (8.4%) as compared to 2018 (12.7%). This effect was partially offset by: (i) a decrease of approximately Ch$5,316 million in foreign exchange adjustment results on our off-balance foreign exchange net asset position in derivatives held for cash flow hedge accounting, which mirrored part of the on-balance foreign exchange liability exposure, as a result of the aforementioned trends in exchange rates, and (ii) a decrease of nearly Ch$3,325 million in foreign exchange adjustment results from assets that are denominated in local currency, but adjusted by the effect of changes in foreign exchange (primarily leasing loans), owed primarily to the same trends in exchange rates.

These factors were partially offset by:

●	An annual decrease of approximately Ch$32,339 million, or 50.0%, in income from derivatives, from Ch$64,730 million in 2018 to Ch$32,391 million in 2019. This annual decrease was primarily the result of: (i) lower results from foreign exchange adjustments to the average net asset position held in foreign currency derivatives, from approximately Ch$42,783 million in 2018 to nearly Ch$24,998 million in 2019, primarily attributable to the lower depreciation of the Chilean peso against the U.S. dollar in 2019 (8.4%) as compared to 2018 (12.7%) and, to a lesser extent, due to a decrease in the average foreign exchange position linked to derivatives for trading, and (ii) a negative effect of Counterparty Value Adjustment for derivatives by approximately Ch$14,219 million on an annual basis, based on both an increase in probabilities of default reflected on higher credit spreads in 2019 as compared to 2018, which was partly offset by the lower depreciation of the Chilean peso against the U.S. dollar.

●	Other operating income decreased Ch$12,980 million, or 28.7%, on an annual basis from Ch$45,295 million to Ch$32,315 million. This decrease was mainly due to: (i) the release of non-credit related contingency allowances in 2018 by approximately Ch$7,500 million, and (ii) insurance reimbursements of approximately Ch$6,900 million in 2018, as a result of the cybersecurity event that occurred during that year.

Provisions for Expected Credit Losses

We recognize allowances to cover possible credit losses in accordance with IFRS as issued by the IASB. For statistical information with respect to our substandard loans and allowances for loan losses, see “Item 4. Information on the Company—Selected Statistical Information” and Note 11(c) to our audited consolidated financial statements as of and for the year ended December 31, 2020. According to regulations applicable to such periods, the amount of provisions charged to income in any period consists of net provisions for possible loan losses.

The following table sets forth information with respect to our provisions and allowances for expected credit losses and charge-offs for each of the years ended December 31, 2018, 2019 and 2020:

	For the Year Ended December 31,						% Increase (Decrease)
	2018 (1)		2019		2020		2018/2019	2019/2020
	(in millions of Ch$, except percentages)%
IFRS:
Provisions:
Gross provisions for loan losses (1)	Ch$	310,350	Ch$	379,576	Ch$	588,865	22.3%	55.1%
Total loan loss recoveries		60,579		47,975		41,759	(20.8)	(13.0)
Net provisions for expected credit losses		249,771		331,601		547,106	32.8	65.0
Charge-offs:
Total charge-offs		292,923		313,200		332,978	6.9	6.3
Net charge-offs		232,344		265,225		291,219	14.2	9.8
Other asset quality data:
Total loans		27,926,632		30,033,272		30,937,690	7.5	3.0
Average Loans		26,380,317		28,753,003		30,722,724	9.0	6.9
Allowances for loan losses	Ch$	585,378	Ch$	649,233	Ch$	836,107	10.9%	28.8%
Allowances for expected credit losses as a percentage of total loans		2.10%		2.16%		2.70%	–	–
Provisions for expected credit losses as a percentage of average loans		0.95%		1.15%		1.78%	–	–

(1)	This amount includes provisions for due from banks, loans to customers, contingent loan risks and allowances for debt instruments at fair value through OCI.

2019 and 2020. Our provisions for loans losses recorded an annual increase of 65.0%, or Ch$215,505 million, from Ch$331,601 million in 2019 to Ch$547,106 million in 2020. The increase in credit risk expenses was mainly the result of the dynamics witnessed in the local banking system in 2020, mostly due to the effects of the COVID-19 pandemic on the credit risk profile of our customers. The main trends in credit risk can be summarized, as follows:

●	Higher provisions for loan losses of approximately Ch$216,825 million associated with credit risk deterioration due to the economic downturn produced by:

o	The negative effect the COVID-19 pandemic had on economic activity and credit behavior of both individuals and corporate customers. Throughout the year, the effects on provisions for loan losses were mixed and evolved consistent with the path followed by the COVID-19 pandemic and mobility restrictions. Given massive lockdowns established since the end of the first quarter until part of the third quarter of 2020, many companies reduced their working hours, which almost immediately translated into cost cutting actions in personnel expenses, which in turn resulted in higher unemployment. Also, the sharp decrease in household spending significantly reduced companies’ liquidity, particularly in the case SMEs, for a period of approximately four to six months, which affected their financial condition. These trends and their effects on the outlook for the Chilean economy and the main macroeconomic variables we usually utilize as inputs in our Expected Credit Losses (ECL) and provisioning models led us to adjust our forecasting models for both Probabilities of Default and Loss Given Default in order to recognize more accurately and more sensitively the uncertainties generated by the COVID-19 pandemic and the expected impact over the coming quarters and years. The impact of these adjustments in ECL models resulted in higher provisions for loan losses of approximately Ch$151,652 million before taxes. For more information, see Note 4 to our audited consolidated financial statements as of and for the year ended December 31, 2020 appearing elsewhere in this annual report.

o	Also, notwithstanding the positive trend in non-performing loans, the forward-looking approach required by IFRS 9 recognized the effect of the weakened and riskier environment on higher probabilities of default, either in a 12-month period or lifetime depending on the stage of the loan, which resulted in higher provisions for loan losses, associated with both our group-based and the individually-evaluated portfolios.

●	An annual increase of approximately Ch$23,300 million in provisions for loan losses due to loan growth. Average balances of total loans recorded an increase of 6.9% in 2020 as compared to 2019. This annual growth, however, was primarily concentrated in low risk lending products, such as commercial loans (growing 10.0%) and residential mortgage loans (growing 7.7%) in 2020. Consumer loans, on the other hand, posted an annual decrease of 6.0% in average balances during 2020. As a result, most of the loan growth effects in provisions for loan losses had to do with growth in commercial loans in SMEs, as well as larger companies.

These negative effects were partly offset by:

●	The positive effect of exchange rate shifts on provisions for loan losses. In 2020, the Chilean peso appreciated by approximately 5.3% against the U.S. dollar at year-end, as compared to the 8.4% depreciation experienced at year-end in 2019. The net change (appreciation) of 13.7% on a year-on-year basis of the Chilean peso against the U.S. dollar resulted in lower allowances for loan losses of approximately Ch$16,500 million related to the loan portfolio denominated in U.S. dollar.

●	A net annual decrease of approximately Ch$8,120 million in impairment of financial instruments measured at fair value through other comprehensive income, primarily a result of lower probabilities of default, and also due to the sale of part of our portfolio of instruments measured at fair value through other comprehensive income in order to materialize marking-to-market gains associated with the decrease interest rates during 2020.

Based on these drivers, our ratio of provisions for loan losses to average loans increased from 1.15% in 2019 to 1.78% in 2020.

Regarding delinquency, in spite of a more complex scenario in terms of credit risk and uncertainty regarding the economic outlook, our past-due loans (loans 90 days or more past-due) recorded a decrease of 28.5%, or Ch$119,360 million, from Ch$418,768 million in 2019 to Ch$299,408 million in 2020. Accordingly, our past-due ratio (90 days or more past-due loans over total loans) declined from 1.39% in 2019 to 0.97% in 2020. This annual decrease was primarily explained by the retail banking segment, which recorded a decline of approximately Ch$121,750 million, including decreases in all lending products, but particularly in consumer loans that contributed with approximately Ch$65,500 million of the decrease in 2020. The decrease in delinquency in retail banking was the result of combined factors including: (i) a high comparison base since, in 2019, non-performing loans increased significantly by the end of the year due to the social unrest that took place in Chile, which reduced and negatively affected the payment capacity of some borrowers as a consequence of the economic aftermaths of demonstrations and riots, and (ii) exogenous factors appearing in 2020 as a result of the COVID-19 pandemic associated with monetary and fiscal aid packages implemented in Chile that coupled with two consecutive withdrawals from pension funds by individuals (as approved by the Chilean Congress), a wide array of loan re-schedule programs set by most local banks and a program of government-backed loans for companies through local banks with special focus on SMEs, all of which resulted in increased liquidity and temporary improvement in the customers’ payment behavior. For that reason, the past-due loans ratio (90 days or more past-due loans) for retail banking decreased from 1.89% in 2019 to 1.21% in 2020. Past-due loans (90 days or more past-due loans) in the wholesale banking segment remained almost flat on an annual basis, reaching Ch$58,763 million in 2020 as compared to the Ch$56,372 million in 2019. In this case, delinquency levels produced by the 2019 social crisis did not recover in 2020. Although companies also received some support from banks, fiscal policies were principally oriented to SMEs. Accordingly, the sharp reduction in revenues and liquidity due to the COVID-19 pandemic more than offset these kinds of packages, which resulted in a moderate increase of Ch$2,391 million in past-due loans (90 days or more past-due loans) for the wholesale banking segment. Overall, the past-due loans ratio increased from 0.53% in 2019 to 0.84% in 2020.

2018 and 2019. Our provisions for loans losses posted an annual increase of 32.8%, or Ch$81,830 million, from Ch$249,771 million in 2018 to Ch$331,601 million in 2019. The increase in credit risk expenses was mainly attributable to the following factors:

●	An annual increase of approximately Ch$33,443 million in provisions for loan losses explained by loan growth. In fact, average loans increased 9.0% on an annual basis, which was supported by strong growth of 11.0% in the retail banking segment and, to a lesser extent, by a 5.9% annual expansion in the loan book managed by our wholesale banking segment. It is important to note that most of the loan growth effect was concentrated in the retail banking segment, which has higher risk charges when compared to the wholesale segment.

●	An additional increase in loan loss provisions by approximately Ch$46,940 million in 2019 as compared to 2018 as a result of a net credit quality deterioration as reflected by an increase in whole overdue loans. The latter effect was primarily attributable to the social turmoil in Chile at the end of 2019. Protests and demonstrations were followed by damage to public and private infrastructure, as well as interruption of transportation services, since the metropolitan underground was harmed. Economic contraction and the increase in unemployment was a direct cause of the social unrest. As a result, the whole banking industry had to face sharp increases in past-due loans during October and November. We witnessed an increase in whole overdue loans. Since our provisioning models are highly sensitive to overdue, provisions for loan losses related to the retail banking segment posted a significant increase in the fourth quarter of 2019. To a lesser degree, we also had to face deterioration in the financial condition of certain wholesale customers, which also translated into an increase in loan loss provisions for that segment. However, thanks to our effective collection procedures, we managed to normalize less-than-90 days past-due loans in December 2019, although past-due loans (loans 90 days or more past due) remained above our long-term trend, at a rate of 1.39% as of December 2019.

●	A net increase of approximately Ch$5,020 million in impairment of financial instruments measured at fair value through other comprehensive income, primarily a result of increased probabilities of default and changes in interest rates caused by increased volatility in both the local and international financial markets.

These factors were partially offset by a positive exchange rate effect of approximately Ch$3,573 million associated with a lower depreciation of the Chilean peso against the U.S. dollar in 2019 (8.4%) as compared to 2018 (12.7%). The lower depreciation translated into a lower foreign exchange impact on our USD-denominated loan loss allowances.

As a result of these factors, our ratio of provisions for loan losses to average loans recorded an annual increase from 0.95% in 2018 to 1.15% in 2019.

From a delinquency point of view, our past-due loans (loans 90 days or more past-due) increased by approximately Ch$113,238 million or 37.1%, from Ch$305,530 million in 2018 to Ch$418,768 million in 2019. Accordingly, our past-due ratio (90 days or more past-due loans over total loans) rose from 1.09% in 2018 to 1.39% in 2019. As mentioned earlier, the social turmoil in Chile at the end of 2019 was the main reason for this increase in past-due loans (90 days or more past-due loans). In fact, since many sectors suffered a reduction in their productive capacity, or damage to their distribution networks due to long-standing protests and violence, the economy contracted 1.8% in the fourth quarter of 2019 and the unemployment rate stood at 7.0%, which is above the 6.7% posted a year earlier. Consequently, the payment capacity of some borrowers decreased, particularly those belonging to the retail banking segment (personal banking and SMEs). For that reason, past-due loans (90 days or more past-due loans) in the retail banking segment increased Ch$76,704 million. This behavior was primarily associated with consumer loans granted to individuals and commercial loans rendered to SMEs, jointly explaining 80.7% of the total increase in the retail banking segment. To a lesser extent, past-due loans (90 days or more past-due loans) in the wholesale banking segment posted an annual advance of Ch$36,534 million in the 2019 as compared to 2018. As mentioned earlier, some companies, particularly those participating in the middle market segment, retailers and some large companies showed deterioration in their financial condition as a result of the social unrest, suffering significant decreases in their turnover, which translated into working capital constraints. As a result, past-due ratios increased from 1.66% in 2018 to 1.89% in 2019 and from 0.17% 2018 to 0.53% in 2019, in the retail banking and the wholesale banking segment, respectively.

Operating Expenses

The following table sets forth information regarding our operating expenses for the years ended December 31, 2018, 2019 and 2020:

	For the Year Ended December 31,						% Increase (Decrease)
	2018		2019		2020		2018/2019	2019/2020
IFRS:	(in millions of Ch$, except percentages)%
Personnel expenses	Ch$	440,630	Ch$	475,599	Ch$	457,176	7.9%	(3.9)%
Administrative expenses:
Advertising		31,375		27,808		23,561	(11.4)	(15.3)
Building maintenance		36,716		50,297		48,218	37.0	(4.1)
Rentals and insurance		40,059		14,449		15,686	(63.9)	8.6
Office supplies		8,535		9,366		11,094	9.7	18.4
Other expenses		214,792		227,785		220,322	6.0	(3.3)
Total administrative expenses		331,477		329,705		318,881	(0.5)	(3.3)
Depreciation and amortization		37,681		70,541		73,357	87.2	4.0
Impairments		334		2,555		1,661	665.0	(35.0)
Other operating expenses		29,586		23,850		26,677	(19.4)	11.9
Total	Ch$	839,708	Ch$	902,250	Ch$	877,752	7.4%	(2.7)%

2019 and 2020. Our total operating expenses decreased by approximately 2.7% or Ch$24,498 million on an annual basis from Ch$902,250 million in 2019 to Ch$877,752 million in 2020. The annual decrease in operating expenses was primarily explained by:

●	An annual decrease of 3.9%, or Ch$18,423 million, in personnel expenses from Ch$475,599 million in 2019 to Ch$457,176 million in 2020, mainly due to: (i) an annual decline of Ch$12,354 million in bonuses and other benefits to the staff, mainly related to a decline in business activity during 2020, including lower loan origination and a decrease in financial performance bonuses, and (ii) lower severance payments of approximately Ch$12,106 million in 2020 as compared to 2019, largely explained by the organizational restructuring we started by the end of 2019. These effects were to some extent offset by a slight increase of approximately 1.6%, or Ch$4,033 million, in salaries, which reflects the effect of inflation recognition on salaries (3.0%), which was partially offset by the annual decrease in headcount following our efficiency program.

●	An annual decrease of approximately 3.3%, or Ch$10,824 million, in administrative expenses, from Ch$329,705 million in 2019 to Ch$318,881 million in 2020. The main drivers explaining this annual decrease were as follows: (i) an annual decrease of approximately Ch$8,235 million in outsourced services, primarily attributable to the internalization of core IT developments and sales services aimed at improving our productivity and efficiency, (ii) lower expenses in external advisory of approximately Ch$6,450 million in 2020, as compared to 2019, mainly explained by a high comparison base as in 2019 we deployed the first steps of our efficiency program and also the development of a new service model for branches, (iii) an annual decrease of approximately Ch$4,247 million in advertising and marketing expenses due to cost effective campaigns implemented in 2020, and also the decline in business activity because of the COVID-19 pandemic, and (iv) lower expenses associated with fixed-assets maintenance and repairs by approximately Ch$4,979 million in 2020 as compared to 2019, principally explained by a high comparison base since, in 2019, we faced the repair of many branches and ATMs as a result of the social unrest that occurred in Chile in October 2019. These factors were partly offset by: (i) higher costs related to IT developments addressed internally during 2020 by approximately Ch$7,500 million, such as the launch of our new FAN account, improvements to customers’ websites, mobile apps and the development of certain cybersecurity projects, and (ii) the effect of higher expenses by approximately Ch$6,400 million linked to sanitization protocols and materials needed for safe on-site operation of branches and headquarters during the COVID-19 pandemic.

These factors were partly offset by an annual increase of approximately 11.9% or Ch$2,827 million in other operating expenses, mainly explained by lower expenses associated with assets received in lieu of payment.

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

Therefore, for the year ended December 31, 2019, in the absence of the tax benefit related to the dividend distributed to SAOS as payment for the subordinated debt, our effective tax rate increased to approximately 22.3% from the 20.9% recorded in 2018, when we still benefited from part of the tax benefit associated with the subordinated debt.

Additionally, but to a lesser extent, differences in the tax treatment for monetary correction (effect of inflation on equity), as well as provisions on individual loans and for charge-offs related to past due loans, have an impact on our effective tax rate through deferred taxes. Finally, until 2014 all real estate taxes paid on properties that are leased to customers were deductible from our taxable income as a tax credit. However, in light of the tax reform approved in 2014, for the year ended December 31, 2015 only 50% of these kinds of taxes can be deducted from our taxable income. Since 2016, no tax credits have been allowed from taxes paid on leased properties. For more information, see “Item 10. Additional Information—Taxation—Chilean Tax Considerations—Tax Reform Law No. 20,780.”

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

2019 and 2020. Our income tax expense was Ch$103,223 million in 2020, which represented an annual decrease of 40.6%, or $70,438 million, from the Ch$$173,661 million recorded in 2019. Based on this result, the effective tax rate decreased from 22.3% in 2019 to 20.5% in 2020. The income tax decrease was mainly explained by an annual decrease in income before income taxes by approximately Ch$272,553 million or 35.1% in 2020 as compared to 2019, given the lower business activity due to the impact of COVID-19 on almost all business segments, which translated into approximately Ch$73,591 million in income tax at the statutory corporate tax rate of 27.0%. This factor was to some extent offset by an increase in other tax charges by approximately Ch$2,736 million, mainly associated with higher non-tax deductible expenses in 2020.

2018 and 2019. Our income tax expense was Ch$173,661 million in 2019, which represented an annual increase of 8.7%, or Ch$13,893 million, from the Ch$$159,768 million recorded in 2018. The annual increase in income tax resulted in an effective tax rate increase from 20.9% in 2018 to 22.3% in 2019. The income tax increase was primarily the result of: (i) an annual decrease of Ch$24,515 million in the tax benefit produced by the deduction of the subordinated debt annual payment, which disappeared in 2019 as the amount paid in 2019 was accrued, for taxation purposes, during the year ended December 31, 2018, and (ii) an annual increase of Ch$14,004 million in income before income tax in 2019 as compared to 2018, which explained approximately Ch$3,790 million of the annual rise in income tax. These effects were partly offset by: (i) an annual increase of Ch$7,718 million in other deductions related to tax benefits associated with the effect of inflation revaluation on equity accounts and capital gains recognized on the sale of fixed-income bonds formerly held in our investment portfolio, and (ii) a decrease in other tax charges of approximately Ch$6,693 million, mainly associated with higher non-tax deductible expenses in 2018.

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

Operations through subsidiaries: This segment includes all companies controlled by us whose results are obtained individually by the respective company. As of December 31, 2020, this business segment consisted of:

●	Banchile Administradora General de Fondos S.A.;

●	Banchile Asesoría Financiera S.A.;

●	Banchile Corredores de Seguros Ltda.;

●	Banchile Corredores de Bolsa S.A.;

●	Banchile Securitizadora S.A.; and

●	Socofin S.A.

On February 4, 2021 we began a voluntary and anticipated dissolution process for Banchile Securitizadora S.A. as approved by the subsidiary’s shareholders during the extraordinary meeting held on the same date. The final approval of the CMF is still in progress.

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

The financial information used to measure the performance of our business segments is not necessarily comparable with similar information from other financial institutions because it is based on our internal reporting policies. The accounting policies used to prepare our operating segment information are similar to those described in Note 2(ab) to our audited consolidated financial statements as of and for the year ended December 31, 2020 appearing elsewhere in this annual report, except as noted below:

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

Net Income by Business Segment

The following table sets forth income before income tax by business segment in accordance with our internal reporting policies for each of the years ended December 31, 2018, 2019 and 2020:

	For the Year Ended December 31,						% Increase (Decrease)
	2018		2019		2020		2018/2019	2019/2020
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$, except percentages)

Retail banking	Ch$	328,799	Ch$	351,086	Ch$	271,384	6.8%	(22.7)%
Wholesale banking		313,540		306,374		187,318	(2.3)	(38.9)
Treasury and Money Market		47,352		22,539		64,936	(52.4)	188.1
Subsidiaries		61,713		82,693		65,434	34.0	(20.9)
Other		–		–		–	–	–
Income before Income tax	Ch$	751,405	Ch$	762,692	Ch$	589,072	1.5%	(22.8)%

Retail Banking

2019 and 2020. Our retail banking segment recorded income before income tax of Ch$271,384 million in 2020, which represented an annual decrease of 22.7% or Ch$79,702 million when compared to the Ch$351,086 million recorded in 2019.

This annual decrease was primarily caused by an annual decrease in operating revenues of approximately 7.1%, or Ch$94,359 million, which in turn was explained by:

●	An annual decrease of approximately 9.0% or Ch$64,120 million in income from loans, largely attributable to the sharp decrease of 6.4% in average balances of consumer loans explaining approximately 80%, or nearly Ch$51,500 million, of the overall decrease in income from loans. The decrease in consumer loans was primarily the consequence of the business dynamics fostered by the COVID-19 pandemic, which translated into an economic downturn, increased unemployment and customers’ deteriorated payment capacity, all of which resulted in a weakened demand for loans and more restrictive credit conditions on lending, across the industry. In addition, income from residential mortgage loans decreased by approximately Ch$15,500 million or 10.8% on an annual basis, mostly due to lending spreads that converged to normal levels from the ones seen in 2019, which more than offset an 8.0% increase in average mortgage loan balances managed by the segment.

●	An annual decrease of approximately 14.3%, or Ch$21,200 million, in income demand deposits managed by the segment. This annual decrease was mainly the result of the local and global economic downturn caused by COVID-19, which led central banks to take a dovish monetary approach that translated into a sharp decrease in reference interest rates to historical lows of 0.5%, in the case of Chile, and 0.25%, in the case of the United States. Long-term interest rates also followed this trend, while reflecting the weakened economic outlook ahead. The effect of lower interest rates was to some extent offset by a significant annual increase of 41.1% in average demand deposit balances.

●	An annual decrease of approximately 1.2%, or Ch$3,105 million, in fees and commissions income. Our commissions fee-based income was negatively impacted by the sharp decrease in transactionality a result of the lockdowns and mobility restrictions imposed due to the COVID-19 pandemic. However, this was partially offset by the positive effect of approximately Ch$28,600 million in higher fees received from our partnership with Chubb Limited for life and non-life insurance business associated with the annual accrual of the upfront fee received as a result of the distribution and brokerage agreement.

The annual decrease in operating revenues was partly counterbalanced by:

●	An annual decrease of approximately 30.5%, or Ch$17,600 million, in operating expenses, largely attributable to lower personnel expenses of approximately Ch$23,600 million on an annual basis, which in turn was supported by: (i) lower severance payments as a consequence of a high comparison base associated with the organizational restructuring process started in 2019, (ii) salaries increasing below inflation as a result of lower headcount, and (iii) a decrease in bonuses and benefits in line with a deteriorated financial performance produced by the weakened economic backdrop and due to a high comparison base in light of the special bonus granted to the staff in 2019 in recognition of their commitment during the social unrest in Chile in October 2019.

●	An annual decrease in provisions for loan losses of approximately 2.1%, or Ch$7,000 million, in 2020 as compared to 2019. In spite of increasing provisions during the peak of the COVID-19 pandemic, a combination of several effects resulted in a net annual decrease in provisions for loan losses for the segment. Factors producing a decrease in provisions for loan losses were: (i) a high comparison base as a result of further provisioning in 2019 due to the social unrest that translated into a non-recurrent hike in total past-due loans (loans past-due by more than 90 days) and, accordingly, higher provisions, which coupled with the effect observed by the end of 2020 in total past-due loans (loans past-due by more than 90 days) that decreased significantly as a result of the one-time effect of increasing disposable income among customers due to factors such as the two withdrawals from pension funds authorized by the Chilean Congress and additional income generated by fiscal aid packages, and (ii) the annual decrease in consumer loans balances by approximately 6.0%. These effects were partly offset by: (i) a one-time impact of approximately Ch$71,000 million in higher loan loss provisions associated with the recalibration of probabilities of default for our provisioning models for the group-based evaluated portfolios, in order to properly reflect the deteriorated economic environment as a consequence of the COVID-19 pandemic, and (ii) further deterioration linked to the effects of the COVID-19 pandemic on certain lending products.

2018 and 2019. Our retail banking segment recorded income before income tax of Ch$351,086 million in 2019, which represented an 6.8% annual increase when compared to the Ch$328,799 million recorded in 2018.

This annual increase was mainly attributable to an annual increase of 10.2% or Ch$122,200 million in operating revenues, which, in turn, was mainly the consequence of:

●	An annual increase of 45.4%, or Ch$83,800 million, in net fees and commissions, which was principally explained by: (i) higher fee-income from insurance brokerage related to both recurrent business growth of nearly 17.2% in gross written premiums and approximately Ch$29,900 million in fees received from the partnership we entered into with Chubb Limited through its local subsidiaries for life and non-life insurance products, and (ii) an annual increase in fees and commissions from transactional services used by the segment’s customers, mostly related to transactions carried out with credit cards, debit cards and ATMs.

●	An increase of 6.0%, or approximately Ch$10,020 million, in income from loans primarily due to an 11.0% increase in average loans to customers, in conjunction with slightly lower lending spreads, which in turn was a trend in all lending products.

●	An annual increase of approximately Ch$2,883 million or 8.4% in the contribution of demand deposits managed by this segment to our funding cost, in light of the 9.9% annual increase in average balances that more than offset the effect of lower nominal interest rates.

The annual increase in operating revenues was partially offset by:

●	An increase of 9.0%, approximately Ch$53,600 million, in operating expenses. On the one hand this increase was attributable to higher personnel expenses due to: (i) higher severance payments as a consequence of organizational restructuring that we have carried out in order to adapt the corporation to the digital transformation process, (ii) a special bonus granted to part of the staff due to their commitment to the Bank and our customers during the social unrest, amounting to approximately Ch$5,453 million for the Bank as a whole, and (iii) higher salaries due to the recognition of inflation effect as agreed with our unions. In addition, the segment also posted higher administrative expenses due to: (i) an annual increase in maintenance expenses from repairs for damage to our branches and ATMs caused by the social turmoil, and (ii) higher IT and communication expenses related to developments and improvements to some business platforms, given our digital transformation strategy.

●	An increase of approximately 15.9%, or Ch$45,800 million, in the provisions for loan losses of the segment. Even though approximately Ch$33,096 million of the increase is attributable to loan growth, in line with an 11.0% increase in average balances, the segment’s risk expenses were also affected by higher provisioning owed to the social turmoil in Chile at the end of 2019, which resulted in higher total past-due loans (loans past-due less or more than 90 days) and, accordingly, higher provisions. Thus, provisioning due to deterioration more than offset the high comparison base of 2018 driven by the one-time impact of approximately Ch$38,700 million due to the implementation of new group-based risk models under internal reporting policies.

Wholesale Banking

2019 and 2020. Our wholesale banking segment recorded a 38.9%, or Ch$119,056 million, annual decrease in income before income tax, from Ch$306,374 million in 2019 to Ch$187,318 million in 2020.

This annual decrease was mainly due to the impact of COVID-19 on business dynamics, particularly in terms of credit risk, which resulted in a significant annual increase of approximately Ch$122,100 million in loan loss provisions. The increase in credit risk expansion was mainly due to:

●	Approximately Ch$42,000 in additional allowances set in 2020 as compared to no allowances established in 2019, mainly as a consequence of expected deterioration in the credit condition of certain economic sectors that could affect part of our individually-evaluated loan portfolio (large companies and corporations) amid an uncertain economic outlook given potential risks related to the evolution of the COVID-19 pandemic.

●	Higher provisions for loan losses associated with specific wholesale customers, mainly as a result of uncertainty regarding potential negative impacts on their financial condition and payment capacity due to the effect of the COVID-19 pandemic on their income generating capacity and long-term sustainability.

●	These effects were partly counterbalanced by a positive exchange rate effect of approximately Ch$15,000 million on an annual basis, which was associated with the year-end appreciation of 5.3% of the Chilean peso against the U.S. -dollar in 2020 as compared to a year-end depreciation of 8.4% of the Chilean peso against the U.S. dollar in 2019. These opposite trends resulted in a positive impact on loan loss allowances linked to U.S.-denominated loans.

The negative impact of provisions for loan losses was partly offset by an increase of approximately Ch$3,900 million in operating revenues, mainly explained by higher net interest income as a result of higher income from loans fostered by the loan portfolio expansion, to some extent explained by FOGAPE loans, which was itself partially offset by a lower contribution from demand deposits managed by the segment due to the sharp decrease in interest rates.

2018 and 2019. Our wholesale banking segment recorded a 2.3%, or Ch$7,166 million, annual decrease in income before income tax, from Ch$313,540 million in 2018 to Ch$306,374 million in 2019.

This annual decrease was mainly due to an annual increase of approximately Ch$19,900 million in provisions for loan losses, which in turn was mainly the result of higher loan loss allowances following the effect of the social unrest on the economic activity for the country and the business activity for some middle market and larger companies that experienced deterioration in their financial condition. We increased allowances in order to reflect this situation.

This was partially offset by higher operating revenues of approximately 3.1%, or Ch$14,200 million, in 2019 as compared to 2018, mainly due to an increase in customer income attributable to:

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

Treasury and Money Market

2019 and 2020. Our Treasury and Money Market segment posted income before income tax of Ch$64,936 million in 2020, representing a 188.1% or Ch$42,397 million annual increase when compared to the Ch$22,539 million recorded in 2019.

The annual increase in income before income tax was mainly to do an annual increase of 167.1%, or Ch$42,900 million, in operating revenues, mainly attributable to:

●	An annual increase of approximately Ch$29,800 million in income and marking-to-market gains materialized from the positive effect of the sharp decrease in local and foreign interest rates on the fixed income portfolio managed by our Treasury. Between the second quarter and the end of the year, we sold a significant part of our AFS portfolio denominated in local and foreign currency in order to recognize the accumulated marking-to-market generated by lower interest rates. We also benefited in the short-term from securities held for trading as a result of the volatility caused by the COVID-19 pandemic on bond markets.

●	An annual increase of approximately Ch$12,000 million in revenues associated with: (i) lower CVA charges on derivative positions of approximately Ch$8,500 million on an annual basis, and (ii) higher revenues from the management of derivative and foreign exchange positions of approximately Ch$3,400 million on an annual basis, given favorable shifts in interest rates in the short-term and also volatility in currency markets.

2018 and 2019. Our Treasury and Money Market segment posted income before income tax of Ch$22,539 million in 2019, representing a 52.4% or Ch$24,813 million annual decrease when compared to the Ch$47,352 million recorded in 2018.

The decline in income before income tax was largely explained by a 49.2% or Ch$24,836 million decrease in operating revenues from Ch$50,496 million in 2018 to Ch$25,659 million in 2019. The annual change in operating revenues was mainly the consequence of:

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

Operations through Subsidiaries

2019 and 2020. Our subsidiaries recorded a 20.9%, or Ch$17,258 million, annual decrease in income before income tax from the Ch$82,693 million reached in 2019 to Ch$65,434 million. The main factors explaining this annual decrease were, as follows:

●	An annual decrease of approximately 20.8%, or Ch$8,821 million, in income before income tax recorded by our Securities Brokerage subsidiary. This decrease was primarily the consequence of (i) lower net financial income of approximately Ch$10,660 million in 2020 as compared to 2019, which had mainly to do with a high comparison base in 2019 given an excellent performance in the management of the fixed-income trading portfolio due to changes in nominal and real interest rates in 2019, and (ii) lower fees and commissions income of approximately Ch$2,556 million on an annual basis, primarily related to the effects of the economic downturn on equity transactionality in light of market volatility and uncertainty, particularly among retail investors. These effects in revenues were to some degree offset by a decrease of approximately Ch$4,400 million in operating expenses, principally driven by the impact of the business backdrop on variable compensation (resulting in lower personnel expenses).

●	An annual decrease of approximately Ch$6,920 million, or 21.6%, in income before income tax of our Mutual Funds Management subsidiary. Although the subsidiary recorded an annual expansion of approximately 17.0% in assets under management, fees and commissions income decreased by approximately Ch$6,241 million in 2020 as compared to 2019. This annual change was mostly explained by business trends seen in 2020 as a result of the COVID-19 pandemic that led investors to seek haven from high market volatility and sharp stock markets corrections, preferring fixed-income mutual funds rather than equity funds, with the former carrying lower commissions.

●	An annual decrease of approximately 16.1%, or Ch$979 million, in income before income taxes recorded by our Insurance Brokerage subsidiary. This decrease was primarily driven by a decrease of approximately Ch$683 million in fees and commissions income, which in turn reflected the dynamics seen in 2020 as a result of lower loan origination in the Bank (particularly in consumer loans) and a decline in the overall demand for insurance products, in each case due to the economic downturn.

2018 and 2019. Our subsidiaries recorded income before income tax of Ch$82,693 million for the year ended December 31, 2019, which was 34.0%, or Ch$20,980 million, above the Ch$61,713 million reached in 2018. The main underlying reasons for this annual increase were:

●	An annual increase of 71.0%, or approximately Ch$17,604 million, in income before income tax of our Securities Brokerage subsidiary, primarily due to an increase of Ch$20,614 million in revenues from its fixed-income portfolio following the decreases in nominal and real interest rates. This effect was, to some extent offset by an annual increase of approximately Ch$4,695 million in operating expenses, which was largely attributable to higher personnel expenses, and, to a lesser extent, by a collective bargaining process carried out by that subsidiary and its unions that was completed with a special bonus.

●	An increase of 16.2%, or approximately Ch$4,461 million in the income before income tax of our Mutual Funds management subsidiary. This increase was mainly attributable to an advance in fee-based income, related to both an annual expansion of 10.0% in the amount of assets under management and, to a lesser extent, revised pricing for certain products offered to customers.

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

Summary of Differences between Internal Reporting Policies and IFRS

We prepare our business segments’ financial information in accordance with our internal reporting policies, which differ in certain significant aspects from IFRS. The following table sets forth net income and equity for the years ended December 31, 2018, 2019 and 2020 in accordance with our internal reporting policies and under IFRS:

	Year Ended
	December 31, 2018		December 31, 2019		December 31, 2020
	(in millions of Ch$)
Income before income tax (Internal Reporting Policies)	Ch$	751,404	Ch$	762,692	Ch$	589,071
Reconciliation to IFRS		11,998		14,714		(84,218)
Income before income tax (IFRS)		763,402		777,406		504,853
Net income (Internal Reporting Policies)		594,873		593,009		463,109
Reconciliation to IFRS		8,761		10,736		(61,479)
Net income (IFRS)		603,634		603,745		401,630
Equity (Internal Reporting Policies)		3,304,153		3,528,223		3,726,268
Reconciliation to IFRS		369,563		377,538		270,813
Equity (IFRS)	Ch$	3,673,716	Ch$	3,905,761	Ch$	3,997,081

Some differences exist between our net income and equity as determined in accordance with our internal reporting policies, which are used for management reporting purposes, as presented in the segment information, and our net income and equity as determined under IFRS, as presented in our audited consolidated financial statements.

The most significant differences are as follows:

For internal reporting purposes, allowances for loan losses are calculated based on specific guidelines set by the CMF based on an expected losses approach.  Under IFRS 9 “Financial instruments” allowances for loan losses are calculated based on the “expected credit loss” model.  And according to internal reporting policies, we record additional allowances related to expected losses not yet incurred, whereas under IFRS these expected losses may not be recognized.  As a result of these accounting policies differences, our net income under IFRS was Ch$30,349 million and Ch$16,067 million higher and Ch$63,779 million lower than our internally reported net income in 2018, 2019 and 2020, respectively. The impact on equity was Ch$276,487 million, Ch$292,554 and Ch$228,775 million in 2018, 2019 and 2020, respectively. Additionally, the accounting policy difference related to modifications to financial assets established that if the modification is not significant, the former asset (loan) is not written-off, although its amortized cost is adjusted by including the difference between the book value of the loan before the modification and the present value of the cash flows generated by the modified loan by using the effective interest rate of the former loan. This difference is recognized in the profit and loss statement and resulted in Ch$16,418 million of decreased net income and equity in 2020 under IFRS when compared to our internal reporting policies. There are no such impacts in 2018 and 2019. For more information, see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies— Modification Financial Assets”.

Under internal reporting policies, our merger with Citibank Chile was accounted for under the pooling of interest method, while under IFRS, and for external financial reporting purposes, the merger of the two banks was accounted for as a business combination in which we were the acquirer as required by IFRS 3 “Business Combinations.”  Under IFRS 3, we recognized all acquired net assets at fair value as determined at the acquisition date, as well as the goodwill resulting from the purchase price consideration in excess of net assets recognized. There is no amount for this accounting policy difference for 2018, 2019 and 2020, the impact on equity was Ch$33,410 million in 2018, 2019 and 2020.

For internal reporting purposes, assets received in lieu of payments are measured at historical cost or fair value, less cost to sell, if lower, on a portfolio basis and written off if not sold after a certain period of time in accordance with specific guidelines established by the CMF.  Under IFRS, these assets are deemed non-current assets held for sale and their accounting treatment is set by IFRS 5 “Non-Current Assets Held for Sale and Discontinued Operations.”  In accordance with IFRS 5 these assets are measured at historical cost or fair value, less cost to sell, if lower.  Accordingly, under IFRS these assets are not written off unless they were impaired. As a result of this accounting policy difference, our net income was Ch$940 million higher than our internally reported net income in 2018, and Ch$915 million and Ch$4,424 million lower than our internally reported net income in 2019 and 2020, respectively.  The impact on equity was Ch$5,968 million, Ch$5,053 million and Ch$629 million in 2018, 2019 and 2020, respectively.

All of the aforementioned differences had an impact on deferred taxes, which resulted in net income under IFRS that was Ch$3,237 million and Ch$3,978 million higher and Ch$22,739 million lower than our internally reported net income in 2018, 2019 and 2020, respectively.  The impact on equity was Ch$87,029, Ch$86,629 and Ch$63,339 million in 2018, 2019 and 2020, respectively.

Chilean banks are required to distribute at least 30% of their net income to shareholders unless the shareholders unanimously approve the retention of profits.  A bank may, however, be prohibited from distributing to shareholders even this 30% of its net income if such distribution would cause the bank to violate certain statutory capital requirements.  In accordance with internal reporting policies, we record a minimum dividend allowance of at least 60% of the period’s net distributable income, as permitted by the CMF.  During 2018, 2019 and 2020, the Bank recorded minimum dividend allowances of Ch$305,409 million, Ch$300,461 million and Ch$220,271 million, respectively.  Under IFRS, only the portion of dividends that is required to be distributed by Chilean Law must be recorded, i.e., 30% as required by Chilean Corporations Law. This accounting difference does not lead to differences in net income. However, given this adjustment, the equity under IFRS was Ch$126,947 million, Ch$122,559 million and Ch$81,339 million higher than our internally reported equity in 2018, 2019 and 2020, respectively.

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

Liquidity risk can be broken down into two types of risks: trading liquidity risk and funding liquidity risk. Trading liquidity risk deals with the inability to decrease cash positions (bonds, loans, etc.) and/or offset price risks generated by derivatives transactions and funding liquidity risk is related to our inability to raise funds. Both risks can lead to potentially adverse scenarios that might make the Bank unable to meet its payment obligations and/or potential payment obligations when they become due.

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

In addition to our own metrics in place to monitor liquidity, the Central Bank and the CMF have established regulations regarding liquidity, which include minimum reserve requirements for deposits, minimum “technical” reserve requirements and maximum expected outflows for the following 30 and 90 days.

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

For the year ended December 31, 2020, there was a regulatory limit of 70% for LCR, which will increase ten percentage points per year until reaching 100% in 2023. No regulatory limit has been defined for NSFR.

As of December 31, 2020 we fully complied the liquidity risk regulatory limits.

For more information on liquidity risk regulations, see “Item 4. Information on the Company—Regulation and Supervision— Liquidity Risk Regulations.” Also, for recent measures adopted by the Central Bank in view of the COVID-19, impacting liquidity risk management of banks, see “Item 5. Operating and Financial Review and Prospects— Operating Results—Impacts of COVID-19 in 2020” and “Item 5. Operating and Financial Review and Prospects—Trend Information.”

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

	For the Year Ended December 31,
	2018		2019		2020
IFRS:	(in millions of Ch$)
Net cash provided by (used in) operating activities	Ch$	(1,334,745)	Ch$	1,388,971	Ch$	(2,472,360)

2019 and 2020. Net cash provided by operating activities recorded a reversal in 2020 from a from a net inflow of Ch$1,388,971 million in 2019 to a net outflow of Ch$2,472,360 million in 2020. The annual net change of Ch$3,861,331 million was mainly the result of: (i) a net increase of approximately Ch$2,943,093 million in cash outflow associated with the purchase of financial assets held for trading, primarily related to Central Bank’s short-term notes in order to meet reserve requirements associated with the percentage share increase in demand deposit balances, (ii) a decrease of approximately Ch$2,085,960 in the inflow from time deposits, as a consequence of both higher demand deposits balances as part of liquidity facilities provided to customers in the context of the COVID-19 pandemic as well as higher liquidity maintained by corporate clients, all of which enabled us to reduce the funding with deposits held by institutional investors, and (iii) an annual increase of approximately Ch$952,974 million in the cash outflow associated with lower loans granted to customers and banks. These factors were to some extent offset by an increase of approximately Ch$2,104,305 million in the cash inflow related to demand deposits and current account balances demonstrated through a 33.9% increase in year-end balances.

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

	For the Year Ended December 31,
	2018		2019		2020
IFRS:	(in millions of Ch$)
Net cash provided by (used in) investing activities	Ch$	416,534	Ch$	(396,741)	Ch$	210,306

2019 and 2020. We experienced a reversal in our investing cash flows from a net outflow of Ch$396,741 million in 2019 to a net inflow of Ch$210,306 million in 2020. This reversal of Ch$607,047 million was principally associated with a net annual decrease of approximately Ch$586,733 million in the outflow related to purchases of financial assets measured at fair value through other comprehensive income. Given the prevailing interest rate scenario at historical lows following the monetary actions taken by the Chilean and global Central Banks, we sold most of the instruments we held before the COVID-19 pandemic in order to take advantage of the sharp decrease in interest rates. Low interest rates also reduced the possibility of obtaining marking-to-market gains, which led us to purchase lower volumes of fixed-income securities during the year, resulting in a decrease in the outflow associated with investing activities.

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

	For the Year Ended December 31,
	2018		2019		2020
IFRS:	(in millions of Ch$)
Net cash (used in) provided by financing activities	Ch$	644,970	Ch$	802,439	Ch$	1,461,584

2019 and 2020. The net cash provided by financing activities increased by Ch$659,145 million from a net inflow of Ch$802,439 million in 2019 to a net inflow of Ch$1,461,584 million in 2020. This annual increase in cash provided by financing activities was mainly the consequence of: (i) an increase of Ch$3,110,600 million in the inflow linked to borrowings from the Central Bank, associated with the special facility program deployed by the Central Bank in order to ensure liquidity within the local financial system while promoting lending for individuals and SMEs by providing local banks with medium-term funding at low interest rates (0.5%) based on the increase in loan balances, and (ii) a decrease of approximately Ch$325,546 million in the outflow related to redemption of bond issuances. These factors were to some degree offset by: (i) a decrease of approximately Ch$1,736,041 million in the inflow related to proceeds from both bond and commercial paper issuances, and (ii) a decrease of approximately Ch$1,044,680 million in borrowings from foreign banks. These trends in lower funding needs from bonds, banks and commercial paper had mainly to do with the moderate increase in our loan portfolio, a higher than normal annual increase in demand deposit balances primarily due to both uncertainty and interest rates at historical lows, as well as the funding we obtained through borrowings from the Central Bank.

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

Borrowings

The following table presents the maturities of each borrowing category for the indicated year.

	As of December 31, 2019						As of December 31, 2020
	Long-term		Short-term		Total		Long-term		Short-term		Total
	(in millions of Ch$)
IFRS:
Borrowings from financial institutions:
Central Bank credit lines for renegotiation of loans	Ch$	–	Ch$	–	Ch$	–	Ch$	–	Ch$	–	Ch$	–
Other borrowings from the Central Bank		–		–		–		3,110,600		–		3,110,600
Borrowings from domestic financial institutions		–		6,214		6,214		–		8,357		8,357
Borrowings from foreign institutions		94,307		1,462,756		1,557,063		138		550,658		550,796
Debt issued:
Bonds		6,863,522		756,526		7,620,048		6,474,526		1,119,816		7,594,342
Commercial papers		–		292,573		292,573		–		106,060		106,060
Subordinated bonds		768,461		121,434		889,895		768,243		118,164		886,407
Mortgage finance bonds		5,962		4,936		10,898		3,472		3,314		6,786
Other financial obligations		7,854		148,375		156,229		207		191,506		191,713
Total other interest bearing liabilities	Ch$	7,740,106	Ch$	2,792,814	Ch$	10,532,920	Ch$	10,357,186	Ch$	2,097,875	Ch$	12,455,061

The Bank was in material compliance with all of its debt instruments during 2019 and 2020.

Central Bank Borrowings

Central Bank borrowings include credit lines for the renegotiation of loans and other borrowings. Historically, the Central Bank provided credit lines for the renegotiation of mortgage loans due to the need to refinance debts as a result of the economic recession and crisis of the Chilean banking system from 1982 to 1985. These credit lines were linked to the UF index and carry real interest rates.

Currently, in the context of the COVID-19 pandemic, the Central Bank provided lending facilities for all banks holding commercial or consumer loans on their balance sheet, conditional on the increase in loan balances (“FCIC”). For more information see “Item 5. Operating and Financial Review and Prospects—Trend Information”. As of December 31, 2020, the amount borrowed to the Central Bank, associated with the FCIC facility was equivalent to Ch$3,110,600 million, denominated in Chilean pesos and bearing at a nominal interest rate of 0.5%. The maturities of the outstanding balances were, as follows:

	As of December 31, 2020
IFRS:	(in millions of Ch$)
Due within 1 year	Ch$	–
Due after 1 year but within 2 years		1,020,000
Due after 2 years but within 3 years		–
Due after 3 years but within 4 years		2,090,600
Due after 4 years but within 5 years		–
Due after 5 years		–
Total Central Bank borrowings	Ch$	3,110,600

Borrowings from Domestic Financial Institutions

Borrowings from domestic financial institutions are generally used to fund our general operations. As of December 31, 2020, borrowings from domestic financial institutions amounted to approximately Ch$8,357 million. As of the same date, borrowings from domestic financial institutions had the following maturity profile:

As of December 31, 2020
IFRS:	(in millions of Ch$)
Due within 1 year	Ch$	8,357
Due after 1 year but within 2 years		–
Due after 2 years but within 3 years		–
Due after 3 years but within 4 years		–
Due after 4 years but within 5 years		–
Due after 5 years		–
Total domestic borrowings	Ch$	8,357

Borrowings from Foreign Financial Institutions

We have short- and long-term borrowings from foreign banks. These loans are denominated in foreign currency and are used to fund our foreign trade loans and carried an average nominal interest rate of 2.32% in the year ended December 31, 2020. The outstanding maturities of these borrowings as of December 31, 2020 were, as follows:

	As of December 31, 2020
IFRS:	(in millions of Ch$)
Due within 1 year	Ch$	550,658
Due after 1 year but within 2 years		138
Due after 2 years but within 3 years		–
Due after 3 years but within 4 years		–
Due after 4 years but within 5 years		–
Due after 5 years		–
Total foreign borrowings	Ch$	550,796

Senior Long-Term Bonds

Our bonds are primarily denominated in local currency, mainly in UF (CLF), and, to a lesser extent, in foreign currencies, including Swiss francs (CHF), Hong Kong dollar (HKD), Japanese Yen (JPY), U.S. Dollar (USD), Australian Dollar (AUD), Norwegian Krone (NOK), Peruvian Sol (PEN), and Euros (EUR).

As of December 31, 2020, bonds denominated in local currency, with semi-annual interest and principal, accounted for Ch$6,222,533 million, all denominated in UF, with a weighted average annual interest rate of 2.24%. As of the same date, bonds denominated in foreign currency, most of them with annual interest and principal payments, amounted to Ch$1,371,810 million and carried an average annual interest rate of 2.33% (excluding the effect of exchange rate adjustments). In general, long-term bonds, denominated in both local and foreign currency, are intended to finance loans that had a maturity of more than one year.

The maturities of bonds denominated in local currency (Ch$ or UF) as of December 31, 2020 were:

	As of December 31, 2020
IFRS:	(in millions of Ch$)
Due within 1 year	Ch$	873,057
Due after 1 year but within 2 years		682,367
Due after 2 years but within 3 years		829,237
Due after 3 years but within 4 years		683,152
Due after 4 years but within 5 years		683,571
Due after 5 years		2,471,148
Total bonds	Ch$	6,222,532

During 2020, we issued bonds denominated in UF for an amount equivalent to Ch$217,053 million at a weighted average real interest rate of 0.76% and an average tenor of approximately seven years.

We did not carry out any issuance of long-term bonds denominated in Chilean pesos during 2020.

The maturities of bonds denominated in foreign currency as of December 31, 2020 were:

	As of December 31, 2020
IFRS:	(in millions of Ch$)
Due within 1 year	Ch$	246,759
Due after 1 year but within 2 years		34,716
Due after 2 years but within 3 years		158,177
Due after 3 years but within 4 years		121,820
Due after 4 years but within 5 years		97,678
Due after 5 years		712,660
Total bonds	Ch$	1,371,810

During 2020 we issued bonds denominated in foreign currency for an amount equivalent to Ch$37,130 million at a weighted average interest rate of 2.65% and a weighted average tenor of approximately 15 years.

Commercial paper

Our commercial paper is denominated in U.S. dollars and carried an average annual interest rate of 1.70% as of December 31, 2020. This average rate does not include the effect of exchange rate adjustments.

The maturities of our commercial paper as of December 31, 2020 were:

As of December 31, 2020
IFRS:	(in millions of Ch$)
Due within 1 year	Ch$	106,060
Due after 1 year but within 2 years		–
Due after 2 years but within 3 years		–
Due after 3 years but within 4 years		–
Due after 4 years but within 5 years		–
Due after 5 years		–
Total bonds	Ch$	106,060

During 2020 we issued commercial paper in an amount of Ch$634,952 million, bearing an average interest rate of approximately 1.44%.

Subordinated Bonds

As of December 31, 2020, our outstanding subordinated bonds were denominated in UF. Payments of interests and principal are generally due on a semiannual basis and the discount on the issuance is amortized over the life of the bond. As of December 31, 2020, we had an outstanding balance of Ch$886,407 million in subordinated bonds, bearing an effective weighted average real interest rate of 3.28% taking into consideration the discount at issuance.

Subordinated bonds are also intended to finance loans having a maturity of more than one year. As of December 31, 2020, the maturities of subordinated bonds were:

	As of December 31, 2020
	(in millions of Ch$)
IFRS:
Due within 1 year	Ch$	118,164
Due after 1 year but within 2 years		18,743
Due after 2 years but within 3 years		10,611
Due after 3 years but within 4 years		8,129
Due after 4 years but within 5 years		8,559
Due after 5 years		722,201
Total subordinated bonds	Ch$	886,407

During 2020, there were no subordinated bonds issuances.

Mortgage Finance Bonds

Mortgage finance bonds are used to finance the granting of mortgage loans. The outstanding principal amounts of the bonds are amortized on a quarterly basis. The range of maturities of these bonds is between five and 30 years. The bonds are linked to the UF index and carried a weighted average annual interest rate of 3.96% as of December 31, 2020.

The maturities of mortgage finance bonds as of December 31, 2020 were:

	As of December 31, 2020
IFRS:	(in millions of Ch$)
Due within 1 year	Ch$	3,314
Due after 1 year but within 2 years		1,502
Due after 2 years but within 3 years		818
Due after 3 years but within 4 years		648
Due after 4 years but within 5 years		190
Due after 5 years		314
Total mortgage finance bonds	Ch$	6,786

During 2020, we did not carry out any issuance of mortgage finance bonds.

Other Financial Obligations

The maturities of other financial obligations as of December 31, 2020 were as follows:

	As of December 31, 2020
IFRS:	(in millions of Ch$)
Other long-term obligations:
Obligations with Chilean Government	Ch$	207
Total other long-term obligations		207
Other short-term obligations		191,506
Total other obligations	Ch$	191,713

As of December 31, 2020, other financial obligations had the following maturities:

	As of December 31, 2020
	(in millions of Ch$)
IFRS:
Due within 1 year	Ch$	191,506
Due after 1 year but within 2 years		123
Due after 2 years but within 3 years		66
Due after 3 years but within 4 years		18
Due after 4 years but within 5 years		–
Due after 5 years		–
Total other obligations	Ch$	191,713

Asset and Liability Management

Our asset and liability management policy is to maximize net interest income, return on assets and average equity in light of interest rate, liquidity and foreign exchange risks, within the limits of Chilean banking regulations and our internal risk management policies. Subject to these constraints, we may from time to time take mismatched positions as to interest rates or, in certain limited circumstances, foreign currencies when justified, in our view, by market conditions and prospects, and subject to our asset and liability management policies. Our board of directors determines our asset and liability policies. See Note 42 to our audited consolidated financial statements as of and for the year ended December 31, 2020 appearing elsewhere in this annual report.

Funding

The following table sets forth our average daily balance of liabilities for the years ended December 31, 2018, 2019 and 2020 in each case together with the related average nominal interest rates paid thereon:

	Year Ended December 31,
	2019				2020
	Average Balance		% of Total Liabilities	Average Nominal Rate	Average Balance		% of Total Liabilities	Average Nominal Rate
	(in millions of Ch$, except percentages)
IFRS:
Current accounts and demand deposits	Ch$	9,716,000	28.6%	—%	Ch$	12,882,627	31.8%	—%
Savings accounts and time deposits		10,924,373	32.1	2.76		9,857,365	24.3	1.24
Borrowings from financial institutions		1,546,639	4.5	2.82		3,225,303	8.0	0.86
Debt issued		7,767,571	22.8	4.88		8,719,276	21.5	4.59
Commercial Paper		275,802	0.8	2.54		219,046	0.5	1.78
Other financial obligations		127,408	0.4	1.10		125,362	0.3	1.32
Lease Liabilities		140,331	0.4	1.83		133,514	0.3	1.90
Other interest bearing liabilities		269,690	0.8	2.61		280,827	0.7	0.66
Other non-interest bearing liabilities		3,259,595	9.6	—		5,101,174	12.6	—
Total liabilities	Ch$	34,027,409	100.0%	2.18%	Ch$	40,544,494	100.0%	1.38%

Our most important sources of funding are customer deposits, which primarily consist of peso-denominated, non-interest bearing current accounts and demand deposits and both Chilean Peso and UF-denominated interest bearing time deposits and savings accounts. Current accounts and demand deposits represented 28.6% and 31.8% of our average total liabilities in 2019 and 2020, respectively. These kinds of liabilities are our least-cost source of funding. On the other hand, savings accounts and time deposits represented 32.1% and 24.3% of our average liabilities in 2019 and 2020, respectively. Lastly, debt issued represented 22.8% and 21.5% of our average liabilities in 2019 and 2020, respectively.

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

Impact of COVID-19

The outbreak of COVID-19 has negatively impacted the global financial markets, particularly in the early months of the pandemic, resulting in, among others, the fall of stock prices (including the price of our stock). There continue to be concerns related to the effects of COVID-19 on international trade (including supply chains and export levels), travel, employee productivity, employee illness, increased unemployment levels, securities markets, and other economic activities that may continue to have a destabilizing effect on financial markets and economic activity, particularly for companies in the financial sector, such as us. From a macroeconomic point of view, COVID-19 negatively impacted the Chilean economy, with GDP contracting by 5.8% in 2020 as compared to 2019. Although for 2021 the market consensus is that the Chilean economy will significantly recover from the 2020 downturn, this view was partly led by the excellent vaccination distribution process undertaken by the Chilean health authorities. However, the recent uptick in COVID-19 cases has posed new doubts on the short-term economic outlook, particularly in terms of how fast the economic recovery will take. Given these trends, by the end of March 2021, the Chilean Government had to impose new mobility restrictions and lockdowns in most of the country’s regions in order to control a second wave of COVID-19. Although the vaccination process continues to be deployed countrywide and, as of the date of this annual report approximately eight million people have been vaccinated out of 15 million expected to be vaccinated, there is no certainty regarding the duration of the new mobility restrictions.

By the beginning of 2021, notwithstanding the positive view of market analysts and global institutions, such as the World Bank and the International Monetary Fund, there were some doubts regarding the expected recovery for the Chilean economy by mid-March 2021 due to the previously mentioned increase in COVID cases and measures taken by the Chilean health authorities. Accordingly, our financial performance could see a slowdown in the coming quarters, as compared to the first quarter of 2021, as long as mobility restrictions remain or last longer than expected.

As long as the COVID-19 pandemic continues to cause an economic downturn, financial institutions face increased credit risk, market risk, strategic risk, operational risk, and compliance risk. The COVID-19 outbreak resulted in increased volatility in both the local and the international financial markets and economic indicators, such as exchange rates, interest rates, credit spreads and commodity prices. Any shocks or unexpected movements in these market factors could result in financial losses associated with our trading portfolio or financial assets measured at fair value through other comprehensive income. Furthermore, an unfavorable evolution of the outbreak, including the variant strains of the COVID-19 virus, which have appeared in the U.K., South Africa and Brazil, could translate into lowered economic performance, liquidity constraints, reduced access to funding, and longstanding contingency plans in order to address the emergency.

In addition, while the actual and long-term impacts of the COVID-19 pandemic on our results of operations and financial condition remains extremely difficult to predict, the following indicators, among others, have had and may continue to have a negative impact on the Bank’s consolidated financial results during the current fiscal year, depending on the length of the pandemic and any new or continued Chilean governmental actions to control its consequences:

●	economic contraction, increased unemployment and the closing or partial closing of businesses in Chile resulted and could result in deteriorated credit risk profiles of our customers, particularly that of our individual and SME clients, which would result in higher past-due loans, an increase in our provisions for loan losses and a restructuring of many of our customers’ commitments to us;

●	our net interest margin was negatively impacted by the decrease in reference rates carried out by the Central Bank in 2020, which is likely to remain over 2021, while being adversely affected by: (i) any unexpected changes in inflation, particularly those associated with deflationary pressures, (ii) flattened yield curves that could translate into lower benefits from asset and liability management, and (iii) a deterioration in global or local liquidity conditions resulting in limited access to funding or higher interest rates;

●	partial or total lockdown of the country has resulted and could result in a decrease the visits at our physical branches, while reducing private consumption and affecting economic activities in many sectors, particularly those related to investment projects, commerce and mass consumption, all of which has constrained and could lead to a slowdown in loan growth or a decrease in loan balances, in conjunction with lowered fees and commissions income;

●	increasing use of remote commercial platforms by our customers, such as customers’ websites and smartphone applications, could result in instability and intermittent service that could translate into lowered customer service appreciation, operational risk issues or reputational events;

●	higher and unfavorable volatility in the local and international capital markets could result in changes in certain market factors, including interest rates and exchange rates, which in turn would translate into financial losses associated with our trading portfolio or financial assets measured at fair value through other comprehensive income, which may cause a deterioration of our financial condition or limitations on our ability to meet our liabilities;

●	contingency plans we have implemented, or will have to implement in the future, in order to address the COVID-19 emergency, including home offices, implementation of alternative offsite locations and so on, will cause an increase in our operating expenses and may cause a decrease in operating efficiency.

In order to address the financial implications of the COVID-19 outbreak, Chilean financial authorities, including both the Central Bank and the CMF, have taken, and continue to take an array of measures since the beginning of the pandemic. Similarly, certain bills were initiated and passed by the Lower Chamber of the Chilean Congress. Some these measures include the following:

●	The Central Bank announced on March 23, 2020, an easing plan for banks intended to facilitate lending subject to loan increases, among other supplementary measures. This plan ensured liquidity conditions within the local financial market, supported the flow of credits granted by banks and allowed a suitable monetary policy transmission, in view of the financial effects caused by the COVID-19 outbreak across the world. In summary, the Central Bank proposed lending facilities conditional on the increase in loan balances (“FCIC”) for all banks holding commercial or consumer loans on their balance sheet, which considers: (i) an initial FCIC line amounting to 3% of the outstanding balance of commercial and consumer loans of each entity, (ii) an additional FCIC line for an amount equivalent to the increase of commercial or consumer loans based on information that banks will submit to the Central Bank on a weekly basis and information provided by the CMF to the Central Bank, and (iii) in exchange for receiving liquidity lines, banks were required to pledge financial instruments to the Central Bank, including bonds issued by the Central Bank or the Chilean Government, fixed-income securities issued by local banks and corporate bonds. As of the date of this annual report, we have raised approximately Ch$3,100,000 million of the FCIC line, all in 2020, as mentioned in previous sections, which carries a nominal interest rate of 0.5% and has a maturity between two and four years.

●	The Central Bank provided banks with, if necessary, an additional liquidity credit line (“LCL”) in local currency of up to the amount of reserve requirements for both time and demand deposits held in the Central Bank by banks, subject to the same conditions established for the liquidity facility line mentioned in the bullet directly above.

●	The Central Bank established a temporary easing of liquidity requirements for banks as measured by 30-day and 90-day expected cash flow mismatches by currency (C46 report) and LCR (C48/C49 reports). Thus, limits associated with the C46 report (30-day and 90-day cash flows mismatches) were suspended for a 90-day period. During that timeframe, the Central Bank could also revise or soften the prevailing limit for LCR (70% for 2020) if required. In order to do this, the Central Bank introduced changes to the prevailing regulation in order to make clear that under contingency situations, the Central Bank board would be entitled to temporarily easing or interrupting the requirement of regulatory thresholds on liquidity matters for a time period of 90 days, to the extent applicable. None of these measures have been necessary for us as of the date of this annual report.

●	On March 23, 2020 and April 2, 2020, the CMF announced a set of temporary measures aimed at easing and ensuring the flow of credits for companies and individuals in order to mitigate the effect of COVID-19 on access to funding. Accordingly, the CMF provided Chilean banks with an array of temporary facilities in order to widen their lending capacity during periods of lockdown or lowered economic activity as a result of COVID-19. Some of the measures adopted by the regulator included: (i) a special regulatory treatment for residential mortgage loans and consumer loans in terms of provisioning methodologies in order to give the customers the capability to postpone up to three installments of the owed amount, without incurring higher loan loss provisions, (ii) similar treatment for commercial loans granted to SMEs and large companies, in order to allow customers to postpone up to six installments without considering it a loan restructuring for provisioning purposes, (iii) the ability for banks to use the amount of excess collateral over real estate in mortgage loans in order to secure loans granted to SMEs, (iv) an 18-month extension for banks to liquidate assets received in lieu of payment, in order to avoid trading them at low market value during a period of economic contraction, and (v) a special treatment for variation margins paid on over-the-counter derivative transactions, in order to reduce the use of capital of collateral posted by banks in derivatives with negative value adjustments, which for capital adequacy purposes, were weighted at 100%, by offsetting the amount of collateral posted and the fair value of derivatives generating that collateral. Aligned with these decisions, on August 24, 2020, the CMF introduced certain modifications to the treatment of government-guaranteed loans (FOGAPE-COVID loans) for purposes of calculation of credit risk-weighted assets, which recognizes the lower risk associated with these kinds of loans by assigning them a 10% credit risk weighting instead of recognizing a portion of the guarantee (15%) as voluntary provisions. On April 23, 2021, the CMF announced temporary measures intended to facilitate the flow of loans to companies and payment alternatives for commercial loans in light of the persistent effects of the COVID-19 pandemic, by proposing a special treatment for the provisioning of commercial loans for both the individually evaluated and the group-based evaluated portfolios, which will be in effect until July 31, 2021. In summary, the new treatment considers a provision freezing for postponed loans if debtors comply with certain conditions of both overdue and holiday periods while presenting proper payment behavior during prior rescheduling programs.

●	The CMF also announced its intention to comply with the implementation of Basel III in Chile, as established by Law No. 21,130, that modernizes the General Banking Act. Thus, the CMF issued all the necessary pending regulations by December 2020, while also extending periods for public comment. Nonetheless, given the COVID-19 contingency, the CMF pointed out that was entitled to modify, or make more flexible, the phase-in period for certain regulatory frameworks associated with Basel III, while revising the date when regulations will go into effect, in order to avoid amplifying the effects of a negative economic cycle. In this regard, on March 30, 2020, the CMF announced certain modifications to the schedule initially considered for the implementation of Basel III. In light of the COVID-19 spread, the banking regulator postponed the Basel III requirements associated with risk-weighted assets, now starting in 2021. Similarly, the phase-in periods for systemic and conservation buffers, as well as regulatory capital adjustments, were delayed one year, beginning in 2021. In light of these modifications, Basel III is now expected to be fully implemented in 2025, instead of its original timeline of 2024. As of the date of this annual report, Banco de Chile continues to implement the new regulatory framework, while preparing the first report of regulatory capital self-assessment (Informe de Autoevaluación del Patrimonio Efectivo) for the year ended December 31, 2020, which is the Chilean version of the ICAAP report (Internal Capital Adequacy Assessment Process) and is due to be submitted to the CMF in April 30, 2021.

●	On April 8, 2020, the Central Bank introduced additional measures in order to ensure liquidity in the local financial system, while promoting lending for individuals and companies by Chilean banks. In summary, the Central Bank established that: (i) loans granted to SMEs had a higher multiplier effect in order to determine the increase in loan balances, that in turn permitted the use of the additional FCIC line, (ii) in order to facilitate the use of the additional FCIC line for banks, high quality commercial loans (evaluated on an individual basis) were eligible to be used as collateral, in addition to the financial instruments previously defined, and (iii) with the aim of widening liquidity measures to non-banking institutions, the Central Bank, in conjunction with the Chilean Government, sent a bill to the Chilean Congress aimed at entitling other institutions to make use of liquidity facilities, including Saving and Lending Cooperatives, Central Counterparty Clearing Houses and other companies related to banking activity.

●	In April 2020 Chilean Government implemented and announced a wide array of programs that aim to mitigate the impact of COVID-19 on the local economy. These government programs mainly focused on measures targeting both individuals and SME companies (including middle market). In the case of individuals, the current administration set up a program intended to provide lower income segments with monetary resources so that individuals could purchase essential goods during the pandemic. The program provided one-time payments, amounting to $50,000 (approximately U.S.$60), per family member (or per household in some cases).

In the case of companies, the Chilean Government sent a bill to the Chilean Congress that increases its program of collateral funds (FOGAPE) for SMEs and middle market companies by U.S.$ 3 billion, in order to facilitate their access to funding from banks. This bill was enacted and published as Law No. 21,229 on April 24, 2020. The reinforced governmental collateral fund program (also called FOGAPE-COVID) provided coverage in the range of 60% to 85% of the total amount borrowed by the company from banks, depending on the company’s size (measured as annual turnover). This reduced the banks’ credit risk exposure. As of the date of this annual report, the program had translated into working capital loans of approximately U.S.$13.1 billion (approximately U.S.$12.8 billion in 2020) granted to SMEs and middle market companies by the whole banking system, of which we represented 20.3% (20.5% in 2020) or U.S.$2.7 billion (U.S.$2.6 billion in 2020). These loans were financed by banks through the use of the FCIC or the additional FCIC line provided by the Central Bank, which bear an annual interest rate equivalent to the prevailing monetary policy interest rate (0.5% as of the date of this annual report). Similarly, banks were permitted to earn a maximum nominal interest of 3.5% on the loans granted to the customers applying for these loans. Each company was entitled to borrow a total amount equivalent to three months of sales (based on the previous year’s sales) from banks.

In addition, a bill sent by the Chilean Government was enacted and published as Law No. 21,227 on April 6, 2020, which aimed to mitigate the negative effects of COVID-19 on unemployment by means of a furlough scheme. This law enabled certain companies to furlough their employees while certain measures taken by the Chilean Government to address the pandemic are in place. During this timeframe, companies were required to pay only their employees’ social security items, while employees received part of their monthly salaries from their unemployment insurance fund, which was bolstered by the Chilean Government. Companies demonstrating a severe impact on their income-generating capacity due to government measures as a result of COVID-19 were able to apply for this furlough scheme.

On June 14, 2020, the Chilean Government reached an agreement with all political forces in order to define a two-year fiscal framework of up to U.S.$12 billion to finance support plans intended to boost employment and investment projects, called the COVID-19 Fund. This fund translated into an increase of former monthly direct money transfers for individuals from Ch$65,000 (approximately U.S.$90) to Ch$100,000 (approximately U.S.$140), covering up to the 80% of lower income segments (under certain requisites), incentives to hiring for companies by incorporating tax cuts for SMEs, special funds to support both community councils and the health network, and other measures that promotes public and private investment. On April 19, 2021, the Chilean Government decided to reinforce monthly money transfers to individuals by widening the target group to 80% of the lower income segment without any requisite.

On February 12, 2021, the Chilean Government created a new program that aims to support microentrepreneurs, SMEs and Middle Market companies with annual sales of up to UF1,000,000 (approximately U.S.$41 million) by providing them government guarantees for borrowing from banks at convenient conditions, in order to promote economic recovery in the short-term. This new program, also called FOGAPE-REACTIVA, rather than considering working capital loans as the FOGAPE-COVID program did, also contemplates long-term funding for investment projects and debt restructuring. The program considers a total amount of government guarantees of up to UF171.5 million (approximately U.S.$7.0 billion). As of the date of this annual report, the whole banking system had granted approximately U.S.$ 2.9 billion in loans to companies, of which Banco de Chile had provided funding of approximately U.S.$769 million, representing a 26.6% of the total amount.

On March 2021, the Chilean Government announced a reinforcement of this fund from U.S.$12 billion to U.S.$18 billion, in order to provide further support to the lower and middle class by providing a three-month package of monthly direct money transfers ranging from Ch$25,000 (approximately U.S.$35) to Ch$100,000 (approximately U.S.$140) per family member depending on the lockdown level in the family’s neighborhood. For the middle income segment, there will be a one-time bonus of Ch$500,000 (approximately U.S.$700) per family, while SMEs will receive some benefits associated with the postponement of community and fiscal taxes and rescheduling of loans provided by the state-owned bank, among others.

On April 23, 2021, the Chilean Government introduced modifications to the FOGAPE-COVID program in order to widen the coverage of loans granted to SMEs and microentrepreneurs by establishing a single guarantee level of 90% for government-guranteed loans provided to these kinds of borrowers, in order to promote lending and economic recovery.

●	In July and November 2020, the Chilean Congress approved laws that entitled Chileans to withdraw up to 10% each time, or an amount that could range from a minimum of UF35 to a maximum of UF150, of their individual accounts held in the Chilean pension fund system, as an extraordinary support to face the COVID-19 pandemic. Although the second law was more focused on lower income segments and included certain measures intended to refund the withdrawn amounts, these measures were widely used by the Chilean population, translating into an overall withdrawal of approximately U.S.$35 billion, according to the Chilean Pensions Superintendency, as of the date of this annual report. On April 27, 2021, a third withdrawal, previously approved by the Chilean Congress, was enacted by the Chilean Government.

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

OFF-BALANCE SHEET ARRANGEMENTS

In the normal course of business, we are party to a number of off-balance sheet arrangements that present credit, market and operational risks that are not reflected in our audited consolidated financial statements. These activities include commitments to extend credit not otherwise accounted for as contingent loans, such as overdrafts and credit card lines of credit, and long-term contractual obligations under operating leases or service contracts.

We provide customers with off balance sheet credit support through loan commitments. Such commitments are agreements to lend to a customer at a future date, subject to compliance with contractual terms. Since substantial portions of these commitments are expected to expire without us having to make any loans, total commitment amounts do not necessarily represent our actual future cash requirements. The amounts of these loan commitments were Ch$7,870,260 million as of December 31, 2019 and Ch$7,650,382 million as of December 31, 2020. See Note 27 to our audited consolidated financial statements as of and for the year ended December 31, 2020 appearing elsewhere in this annual report. The amounts of subscribed leasing contracts were Ch$162,880 million as of December 31, 2019 and Ch$120,556 million as of December 31, 2020.

Interest rate and cross-currency swaps, which are entered into in order to hedge our foreign investment portfolio, are recorded at their estimated fair market values. See Note 9 to our audited consolidated financial statements as of and for the year ended December 31, 2020 appearing elsewhere in this annual report.

The credit risk of both on and off-balance sheet financial instruments depends on many factors, including the value of collateral held and other security arrangements. To mitigate credit risk, we generally determine the need for specific covenant, guarantee and collateral requirements on a case-by-case basis, depending on the nature of the financial instrument and the customer’s creditworthiness. The amount and type of collateral held to reduce credit risk varies, but may include real estate, machinery, equipment, inventory and accounts receivable, as well as cash on deposit, stocks, bonds and other marketable securities that are generally held in our possession or at another appropriate custodian or depository. This collateral is valued and inspected on a regular basis to ensure both its existence and adequacy. Additional collateral is requested when appropriate. For further information, see Note 27 to our audited consolidated financial statements as of and for the year ended December 31, 2020 appearing elsewhere in this annual report.

Financial Guarantees

The following is a summary of the nominal value of instruments that are considered financial guarantees and which are accounted for in off-balance sheet accounts:

	As of December 31, 2020
	(in millions of Ch$)
Performance bonds	Ch$	2,214,370
Foreign office guarantees and standby letters of credit		224,079
Total	Ch$	2,438,449

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

As of December 31, 2020, the expiration of guarantees per period was as follows:

	Due within 1 year		Due after 1 year but within 3 years		Due after 3 years but within 5 years		Due after 5 years		Total
	(in millions of Ch$)
Performance bonds	Ch$	1,481,449	Ch$	620,089	Ch$	91,003	Ch$	21,829	Ch$	2,214,370
Foreign office guarantees and standby letters of credit		188,710		31,981		387		3,001		224,079
Total	Ch$	1,670,159	Ch$	652,070	Ch$	91,390	Ch$	24,830	Ch$	2,438,449

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following tables set forth our contractual obligations and commercial commitments by residual maturity. As of December 31, 2020, the scheduled maturities of our contractual obligations, including accrued interest, were as follows:

	Due within 1 year		Due after 1 year but within 3 years		Due after 3 years but within 5 years		Due after 5 years		Total		Estimated Interest Payment
IFRS:	(in millions of constant Ch$ as of December 31, 2020)
Contractual Obligations
Currents accounts and other demand deposits	Ch$	15,167,229	Ch$	—	Ch$	—	Ch$	—	Ch$	15,167,229
Transaction in the course of payment		882,944		—		—		—		882,944
Saving accounts and time deposits		8,497,167		400,991		1,232		151		8,899,541
Bonds issued
Mortgage finance bonds		3,314		2,320		838		314		6,786		657
Bonds		1,045,306		1,704,497		1,586,221		3,183,808		7,519,832		854,326
Commercial Bonds		180,570		—		—		—		180,570		20,514
Subordinated Bonds		118,164		29,354		16,688		722,201		886,407		358,494

Hedged Instrument
Inflows
Corporate Bond EUR		(1,473)		(2,946)		(44,037)		(51,871)		(100,327)
Corporate Bond HKD		(13,352)		(90,988)		(78,369)		(269,894)		(452,603)
Corporate Bond PEN		(1,550)		(3,098)		(3,098)		(41,484)		(49,230)
Corporate Bond CHF		(829)		(94,332)		(121,182)		—		(216,343)
Corporate Bond USD		(1,515)		(3,030)		(3,030)		(40,140)		(47,715)
Obligation USD		(157,733)		—		—		—		(157,733)
Corporate Bond JPY		(2,115)		(38,110)		(3,472)		(191,351)		(235,048)
Corporate Bond AUD		(4,898)		(9,796)		(9,799)		(206,991)		(231,484)
Corporate Bond NOK		(2,275)		(4,550)		(4,550)		(71,491)		(82,866)
Outflows
Cross currency swap EUR		1,473		2,946		44,037		51,871		100,327
Cross currency swap HKD		13,352		90,988		78,369		269,894		452,603
Cross Currency Swap PEN		1,550		3,098		3,098		41,484		49,230
Cross currency swap CHF		829		94,332		121,182		—		216,343
Cross currency swap USD		1,515		3,030		3,030		40,140		47,715
Cross currency swap USD		157,733		—		—		—		157,733
Cross currency swap JPY		2,115		38,110		3,472		191,351		235,048
Cross Currency Swap AUD		4,898		9,796		9,799		206,991		231,484
Cross Currency Swap NOK		2,275		4,550		4,550		71,491		82,866

Borrowings from financial institutions		559,015		1,020,138		2,090,600		—		3,669,753
Other obligations		191,506		189		18		—		191,713
Lease contracts		26,917		39,697		19,424		28,979		115,017
Services contracts		14,166		7,012		41		—		21,218
Investments sold under agreements to repurchase		288,917		—		—		—		288,917
Total	Ch$	26,975,215	Ch$	3,204,198	Ch$	3,715,062	Ch$	935,453	Ch$	37,829,927	Ch$	1,233,991

For more information, see Note 9(c) to our audited consolidated financial statements.

Item 6	Directors, Senior Management and Employees

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

Our current directors are as follows:

Director	Position	Committee Memberships	Age
Pablo Granifo L.	Chairman	8	62
Andrónico Luksic C.	Vice Chairman	1	67
Julio Figueroa	Vice Chairman	2	49
Alfredo Ergas S.	Director	4	54
Andrés Ergas H.	Director	2	54
Jean Paul Luksic F.	Director	1	56
Raul A. Anaya Elizalde	Director	4	66
Samuel Libnic	Director	1	55
Hernán Büchi Buc	Director	2	72
Francisco Pérez M.	Director	4	63
Jaime Estévez V.	Director	4	74
Paul Fürst G.	Alternate Director	3	54
Sandra Guazzotti	Alternate Director	2	54

Pablo Granifo L. was re-elected as the chairman of our board of directors in 2020, a position which he has held since 2007. He was our Chief Executive Officer from 2001 to 2007, and previously, Chief Executive Officer of Banco A. Edwards from 2000 to 2001, commercial manager at Banco Santiago from 1995 to 1999 and corporate manager at Banco Santiago from 1999 to 2000. Mr. Granifo is also chairman of the board of directors of Banchile Administradora General de Fondos S.A., Banchile Asesoría Financiera S.A., Socofin S.A., a member of the executive committee of Banchile Corredores de Seguros Limitada. He is also chairman of Viña San PedroTarapacá S.A., and a member of the board of directors of Quiñenco S.A., Compañía Cervecerías Unidas S.A., Empresa Nacional de Energía Enex S.A., Embotelladoras Chilenas Unidas S.A. and Cervecera CCU Chile. Mr. Granifo is also a member of the Chilean Bank Association. He holds a degree in business administration from the Pontificia Universidad Católica de Chile.

Andrónico Luksic C. has been a director and the vice chairman of our board of directors since 2002 and was re-elected in 2020.  Mr. Luksic is also chairman of LQ Inversiones Financieras S.A., Quiñenco S.A. and Compañía Cervecerías Unidas S.A., vice chairman of Compañía Sud Americana de Vapores S.A. (CSAV S.A.) and a member of the board of directors of Antofagasta plc (United Kingdom), Antofagasta Minerals, Tech Pack S.A., Nexans S.A. and Invexans S.A. In addition to his corporate roles, Mr. Luksic is a founding member of the Advisory Board of the Panama Canal Authority and a member of the International Advisory Council of the Brookings Institution, the Chairman’s International Advisory Council of the Americas Society/Council of the Americas, the International Business Leaders’ Advisory Council for the Mayor of Shanghai, and the International Advisory Council of the China Investment Corporation. Mr. Luksic is also a founding member of the Harvard Global Advisory Council, and the Columbia University World Projects Advisory Council. He is a member of the Harvard Business School Latin American Advisory Board, the Dean’s Council of the Harvard Kennedy School, the Harvard University David Rockefeller Center for Latin American Studies’ Advisory Committee, the Latin American Executive Board of the MIT Sloan School of Management, the International Advisory Board of the Blavatnik School of Government at the University of Oxford, and the International Advisory Boards of Tsinghua University School of Economics and Management and the Fudan University School of Management. Mr. Luksic attended Babson College in the U.S., where he is an Emeritus member of the Board of Trustees. Andrónico Luksic and Jean Paul Luksic are brothers.

Julio Figueroa. has been a member of our board of directors since December 27, 2018, and was most recently re-elected as director and appointed vice chairman of the board in March 2020. He is Chief Executive Officer at Citi Latin America South –LAS– (Argentina, Chile, Colombia, Peru, Paraguay, Peru, Uruguay and Venezuela) based in Buenos Aires, Argentina. In addition to this role, he is also Head of Corporate & Investment Banking (CIB) for LAS Cluster. Mr. Figueroa joined Citi in Buenos Aires in 1994 in CIB after working for IBM Argentina in the finance division. Since then, from 1994-2001 he has held several roles in CIB Argentina as a senior banker covering Argentine clients in different industries. He moved to the Citi Latin America Regional Office in Miami, U.S.A. in 2001, as a senior corporate finance transactor in CIB, covering corporate clients in Latin America, and to Citi New York, United States, in 2004 as managing director, responsible for Financial Sponsors & Private Equity Clients for CIB Latin America. In 2010, Mr. Figueroa returned to Buenos Aires as CIB Head for Citi Argentina, a position he held until May 2014, when he was appointed Chief Executive Officer for Citi Peru and Vice President of the board of directors of Citibank del Peru S.A., responsible for the wholesale and the consumer businesses. In November 2015, Mr. Figueroa was named Chief Executive Officer for Citi in Argentina, where he led a significant transformation of the franchise, both in the wholesale and consumer businesses. In January 2017, in addition to his role as Chief Executive Officer of Citi Argentina, he became head of Southern Cone (Argentina, Uruguay and Paraguay) and CIB Head for Southern Cone. In January 2020, he expanded his responsibility and became head of Latin America South LAS (Argentina, Chile, Colombia, Ecuador, Peru, Paraguay, Uruguay and Venezuela). Mr. Figueroa received his MBA finance degree from the CEMA University in Buenos Aires, a B.A. in business administration and a B.A. in accounting, both from Universidad Católica Argentina (U.C.A.) in Buenos Aires. He is a member of the board of Cámara de Comercio de los Estados Unidos de América en Argentina (AmCham) and Asociación de Bancos Argentinos (ABA), as well as Member of Asociación Empresaria Argentina (AEA), Consejo Empresarial de América Latina (CEAL) in Argentina, Young President Organization (YPO) in Argentina, and Instituto para el Desarrollo Empresarial en Argentina (IDEA).

Raul A. Anaya Elizalde. was a member of our board of directors from 2008 to 2013, and was re-elected to our board of directors in September 2020. Mr. Anaya is currently Chairman of the Board of Directors of Citibanamex Seguros S.A. de C.V. and Citibanamex Pensiones S.A. de C.V. in Mexico. Mr. Anaya worked at Citi for 32 years until his retirement in June 2019. Before retiring, he was the Corporate Head of In-Business AML (KYC) for Citibanamex, subsidiary of Citigroup in Mexico, from July 2017 to June 2019. From July 2015 to June 2017, Raul Anaya was the Corporate Head of Transformation for Citibanamex in Mexico. Before his role in Citibanamex, from July 2012 to July 2015, Mr. Anaya was the Citi CEO for Latin America Consumer and Commercial Banking. Prior to this, Mr. Anaya served as Head of Global Retail Banking immediately following his position as the COO of Citigroup’s Global Consumer Banking Council, which commenced in April 2010. He also served as CEO of Citigroup’s businesses in Central America and the Caribbean starting in July 2008. From December 2005 to July 2008, Mr. Anaya was the CEO of Latin America’s (except Brazil and Mexico) Consumer Group. He was responsible for retail banking, credit cards, and consumer finance, after serving as Retail Head for Latin America since February 2005. From August 2003 to January 2005, he was Executive Director of Consumer Assets at Banamex in Mexico, responsible for mortgages, personal loans and vehicle financing. Prior to this position, Mr. Anaya served as Division Director for the Central Metropolitan Retail Banking Division at Banamex. From May 1999 to January 2002, he was Chairman and CEO of Banco Bansud S.A. (formerly a subsidiary of Banamex) in Argentina. Mr. Anaya joined Citibank at Banamex’s New York Agency in October 1987 and later became General Manager of the Banamex Agency in Los Angeles, Executive Vice-President of the Corporate Banking and International Division at California Commerce Bank, General Manager of the Banamex Agency in Houston and General Manager of the Banamex Agency in New York, in charge of its offices in the United States and Canada. Mr. Anaya Chaired the Board of Directors of most of Citi’s financial and subsidiary entities across all of Central America.

Alfredo Ergas S. has been a member of our board of directors since March 2017 and was re-elected in March 2020. Mr. Ergas is an independent director and was elected with the vote of the administrators of the Chilean pension funds. Mr. Ergas is chairman of the board of directors of Transportadora de Gas del Perú S.A. (Peru), and member of the board of directors of Grupo Costanera SpA and Transelec S.A. He is also a member of the board directors of non-profits, Corporation InBest and chairman of the Advisory Committee of the Treasury and of the Faculty of Business and Economics of the Universidad de Chile. Previously, he acted as the Regional Chief Financial Officer of Enersis, where he also served in business development and as Controller. Previously, he was the Chief Financial Officer of Endesa Chile and Smartcom, a telecommunications subsidiary of Endesa Spain. He has also been Head of the Money Market Desk of Santiago S.A. Corredores de Bolsa. Mr. Ergas is a professor of finance at Universidad de Chile and holds a degree in business administration from Universidad de Chile and an MBA from Trium Global Executive, jointly issued by New York University, the London School of Economics and Political Science and the HEC Paris School of Management.

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

Hernán Büchi Buc was elected a member of our board in August 2019 and re-elected in March 2020. Previously, he served as an advisor to our board since 2008, and during 2007 he was a member of our board of directors. He is the founder and advisor of the Instituto Libertad y Desarrollo, and president of the Directive Council of Universidad del Desarrollo. Mr. Büchi is also a board member of Quiñenco S.A., and Falabella S.A. Between 1985 and 1989, Mr. Büchi served as the Minister of Finance, and prior to this, he served as the Superintendent of Banks from 1984-1985, Minister of Planning from 1983-1984, and Vice-Secretary of Health from 1980-1983. Mr. Büchi holds a degree in civil mining engineering from the University of Chile and a Master’s Degree from Columbia University.

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

Paul Fürst G. has been a member of our board since November 2019 and was re-elected as first alternate director in March 2020. From 1998 to date, he has been a member of the board and partner at Grupo Plaza S.A., where he was also a member of the audit committee for two years, until April 2019. In addition, since 2009 he has been a partner and director of the mining company Ventana Minerals, since 2005 a partner and director of the mining and hydrogeology drilling company Terraservice, member of the board and partner of the goat products company Caprilac, and member of the board and partner of the agricultural company Comaihue. Previously, he was partner and member of the board at Parque Arauco S.A. for eleven years and director at the General Fund Manager WEG for two years. Mr. Fürst Gwinner is a commercial engineer from the Universidad de Las Condes. In addition, Mr. Fürst pursued the Senior Management Program (PADE) of the ESE Business School at the Universidad de los Andes.

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

Senior Management

Our current executive officers are as follows:

Executive Officers	Position	Age
Eduardo Ebensperger O	Chief Executive Officer	55
Rolando Arias S	Chief Financial Officer	56
Alfredo Villegas Montes	General Legal Counsel and Secretary of the Board	50
Cristián Lagos C	Manager — People and Organization Division	55
José Luis Vizcarra Villalobos	Manager — Commercial Division	62
Felipe Echaiz B	Manager — Global Compliance Division	53
Axel Fahrenkrog Romero	Manager — Corporate Banking Division	50
Sergio Karlezi Aboitiz	Manager — Treasury Division	55
Oscar Mehech C	Manager — Internal Audit Division	56
Paola Alam Auad	Manager — Wholesale Credit Risk Division	58
Julio Cubillo Navarro	Manager — Retail Credit Risk Division / Global Risk Control	45
Claudia Herrera G	Manager — Marketing and Digital Banking Division	50
Esteban Kemp De La Hoz	Manager — Operations and Technology Division	41
Salvador Danel H	Manager — Cyber Security Division	48
Nicolás Burr G	Manager — Efficiency and Productivity Division	45

Eduardo Ebensperger O. has been our Chief Executive Officer since May 2016. He has held several positions at Banco de Chile including manager of the Commercial Division from 2014 to 2016, manager of the Wholesale, Large Companies and Real Estate Division between 2008 and 2014 and manager of the Large Companies Division between 2005 and 2007. Also, he was the Chief Executive Officer of Banchile Factoring S.A., president of the board of directors of Artikos S.A. and member of the board of directors of Banchile Securitizadora S.A. Mr. Ebensperger joined Banco de A. Edwards in 1989, where he was appointed as regional branch manager in 1997 and later was the manager of the Medium Sized Companies Division until 2001. Currently, he is member of the boards of directors of Banchile Asesoría Financiera S.A., Banchile Administradora General de Fondos S.A., Banchile Corredores de Seguros Limitada and Socofin S.A. He is also member of the Advisory Council of the Faculty of Economics and Administration of the University of Chile. Mr. Ebensperger holds a degree in business administration from the Universidad de Chile.

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

Alfredo Villegas Montes. has been our General Counsel and Secretary of our board of directors since December 2019. Previously, he served as deputy general counsel since 2017. Before, he was head legal counsel for the Commercial Division since 2008. He joined Banco de Chile in 2002 as a result of its merger with Banco de A. Edwards, having joined the latter in 1994. Since January 2021, he has been the vice president of the legal affairs committee of the Chilean Banks Association. Mr. Villegas is an attorney and holds a law degree from the Universidad de Chile.

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

José Luis Vizcarra V. has been our Commercial Division Manager since January 2020. Mr. Vizcarra joined Banco de Chile in September 1977. As of the date of his most recent appointment, he was the Metropolitan Regional Manager, a position he held since 2017. Previously, he served as regional area manager and zone manager in different locations throughout Chile, among other roles. Currently, he is a member of the boards of directors of Banchile Administradora General de Fondos S.A., Banchile Corredora de Seguros S.A. and Socofin S.A. Mr. Vizcarra has a technical degree in finance from Instituto de Estudios Bancarios Guillermo Subercaseaux, a graduate degree in corporate management from Universidad del Desarrollo, and a diploma in finance from Universidad de Buenos Aires.

Felipe Echaiz B. has been manager of our Global Compliance Division since January 2008. Mr. Echaiz previously worked for Citibank for ten years. Between 2004 and 2005 he was vice-president and Multinationals Cluster Group Head, and then served as Country Compliance Officer for Citigroup Chile between 2006 and 2007. In 2003 Mr. Echaiz was deputy director of the Anti-Money Laundering and Organized Crime Unit at the Public Prosecutor’s Office. At present, Mr. Echaiz is chairman of the Compliance Committee of the Chilean Association of Banks. Mr. Echaiz is an attorney and holds a law degree from the Pontificia Universidad Católica de Chile and holds a master’s degree in finance and economics from the Universidad de Chile.

Axel Fahrenkrog Romero. has been the Head of Corporate Banking Division since July 2020. Prior to that, he was the multinational head since June 2016 at Banco de Chile. Before this position, he worked as the Multinational Unit Head at Citibank Chile since 2007, a position which he held in Banco de Chile upon the merger of Citibank and Banco de Chile. From 1995 to 2005, Mr. Fahrenkrog covered different positions within main local banks as the multinational and corporate relationship manager, and also as the group unit head in commercial banking. Currently, he is also a member of the board of directors of Banchile Asesoría Financiera S.A. Mr. Fahrenkrog holds a degree in Business Administration at Universidad de Valparaiso and an MBA from The University of Queensland, Brisbane, Australia.

Sergio Karlezi Aboitiz. has been the Manager of Treasury Division since December 2011. Previously, he was the Manager of Treasury between October 2009 and November 2011. From June 2006 to December 2008, Mr. Karlezi served as Head Trader of Citibank Chile, holding the same position at Banco de Chile until September 2009. Since 2000, he worked for 6 years as Executive Director of Santander Investment New York. Before that, Mr. Karlezi held positions as Head Trader in Chase Manhattan Bank (now J.P. Morgan) and Santander Investment Chile. Mr. Karlezi holds a degree in Industrial Civil Engineering from the Universidad de Santiago de Chile.

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

Julio César Cubillo N. has been manager of our Retail Credit Risk Division since October 2018 and, since July 2020, has also been manager of our Global Risk Control Division. Previously, between May 2017 and July 2018, he was head of Credit Risk at BBVA Chile. Likewise, Mr. Cubillo was Global Head of Credit Risk for Consumer Finance line of business at BBVA Holding (Spain) and before that he was Global Head of Retail Credit Risk Tools at BBVA Holding (Spain), in which he continued serving between years 2011 and 2017. He started his career at Bankinter in Madrid developing several functions in the risk areas and segments during 11 years. Currently, he also is member of the board of directors of Socofin S.A. Mr. Cubillo is an economist from the Universidad Carlos III de Madrid (Spain), having also completed an executive development program at IESE Business School (Spain).

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

Nicolás Burr Garcia de la Huerta. has been Manager of the Efficiency and Productivity Division since December 2020. Between 2015 and 2020, Mr. Burr served as Chief Financial Officer, member of the Executive Board of Hapag-Lloyd and supervisory board member of United Arab Shipping Company (UASC) in Hamburg, Germany. Previously, between 2009 and 2012, Mr. Burr was Chief Financial Officer of Madeco S.A. and member of the board of directors of Madeco Mills and Indalum SA. In 2012, Mr. Burr was appointed Chief Financial Officer of Compañía Sudamericana de Valopres (CSAV), a position he held until the beginning of 2015. Between 2000 and 2009, Mr. Burr served in diverse executive positions in Arauco in both Chile and Argentina. He is an Industrial Civil Engineer from Pontificia Universidad Católica de Chile (Santiago, Chile). Mr. Burr holds an MBA from the MIT Sloan School of Management and a Master of Public Administration from the London School of Economics.

COMPENSATION

The table below presents the amount of compensation, as established by our shareholders, to the members of our board of directors for the year ended December 31, 2020. These amounts include remuneration for services, fees for attendance at meetings of our board of directors, meetings of committees of our board of directors and meetings of board of directors of our subsidiaries, consulting services and travel expenses.

Name of Director	Remuneration			Fees for Attending Meetings of our Board of Directors		Fees for Attending Meetings of Committees of our Board of Directors and Meetings of the Board of Directors of our Subsidiaries (1)		Consulting		Total
	(in millions of Ch$)
Pablo Granifo Lavín	Ch$	598	(2)	Ch$	59	Ch$	398	Ch$	-	Ch$	1,055
Andrónico Luksic Craig		186			19		-		-		205
Raul A. Anaya Elizalde		10			7		7		-		24
Hernán Büchi Buc		62			30		74		-		166
Jaime Estévez Valencia		62			30		133		-		225
Sandra Guazzotti		62			30		70		-		162
Francisco Pérez Mackenna		62			30		103		-		195
Jean-Paul Luksic Fontbona		62			25		-		-		87
Alfredo Ergas Segal		62			30		126		-		218
Andrés Ergas Heymann		62			30		90		-		182
Samuel Libnic		-			-		-		-		-
Julio Figueroa		-			-		-		-		-
Paul Fürst Gwinner		62			30		62		-		154
Other Subsidiary Directors		-			-		115		7		122
Total	Ch$	1,290		Ch$	320	Ch$	1,178	Ch$	7	Ch$	2,795

(1)	Includes fees paid to members of the Advisory Committee of Banchile Corredores de Seguros Ltda. of Ch$14 million.

(2)	Includes a provision of Ch$412 million, to account for an incentive which will be paid depending on the Bank’s results.

For the year ended December 31, 2020 fees paid for advisory services to the board of directors were Ch$90 million, while travel and other related expenses amounted to Ch$30 million.

Consistent with Chilean law, we do not disclose to our shareholders, or otherwise make public, information regarding the compensation of our executive officers. For the year ended December 31, 2020, the aggregate amount of compensation paid to our executive officers, including the executive officers of our subsidiaries, was Ch$3,918 million. Pursuant to the Chilean Corporations Law, our directors/audit committee must approve compensation plans, but we are not required to have a compensation committee. For the year ended December 31, 2020, no amounts were set aside or accrued by us to provide pension, retirement or similar benefits for our directors and officers. None of our directors is a party to any agreement with us or any of our subsidiaries that provides for benefits upon termination of his appointment as a director.

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

Our directors/audit committee is composed of three members appointed by the board of directors. The directors/audit committee is currently composed of the following individuals:

●	Alfredo Ergas S. (financial expert);

●	Jaime Estévez V.; and

●	Raúl Anaya E.

Mr. Ergas was appointed to the directors/audit committee by our board of directors at the meeting held on March 23, 2017. Mr. Estevez was appointed as member of the directors/audit committee by our board of directors at the meeting held on April 12, 2007. Mr. Anaya was appointed to the directors/audit committee by our board of directors at the meeting held on April 8, 2021. Messrs. Estevez and Ergas satisfy the independence requirements of both Chilean law and Rule 10A-3 under the Exchange Act and are full voting members of our directors/audit committee.

Mr. Anaya is exempt from the independence requirements of Rule 10A-3 of the Exchange Act pursuant to the exemption under Rule 10A-3(b)(1)(iv)(D). Pursuant to that exemption, Mr. Anaya is a non-voting member of our directors/audit committee with respect to all matters required to be addressed by our directors/audit committee under U.S. federal securities laws.

The directors/audit committee met 16 times (12 ordinary and 4 extraordinary meetings) during 2020. The budget of the directors/audit committee is approved annually at the ordinary annual shareholders’ meeting. The directors/audit committee satisfies the applicable requirements of the CMF and operates pursuant to a charter document. The CMF recommends that at least one of the members of the directors/audit committee be experienced with respect to the accounting procedures and financial aspects of banking operations. The directors/audit committee submits a report regarding its activities to our board of directors after each directors/audit committee meeting and presents an annual report at our ordinary annual shareholder’s meeting. As established in the directors/audit committee’s charter, the chief executive officer, the general counsel and the manager of our Internal Audit Division, or their respective deputies, shall also attend the directors/audit committee meetings. The directors/audit committee may also invite other persons to attend meetings.

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

The portfolio risk committee meets on a monthly basis and is composed of the chairman of our board of directors, two additional members of our board of directors, our chief executive officer; the manager of our Wholesale Credit Risk Division, the manager of our Retail Credit and Global Control Risk Division, the manager of our Commercial Division and the manager of our Risk Control and Information Management Area.

Credit Committees

Our governance structure relating to our credit evaluation process is based on our business segments and on the total requested. All credit committees are represented by qualified members with sufficient authority over credit approval limits.

Credit decisions are mostly made by different credit committees, the highest of which, in terms of lending limits, is the board loan committee. The Wholesale Credit Risk Division and the Retail Credit & Global Control Risk Division participate independently and autonomously, from the business divisions. The board loan committee meets on a weekly basis and reviews all transactions exceeding UF 750,000, as well as those transactions potential reputational risk for us, such as loans for education, not-for-profits entities, politically exposed persons (PEPs), etc. This committee is chaired by our Chairman and is comprised by all of our board members, our chief executive officer and the manager of our Wholesale Credit Risk Division or the Retail Credit and Global Control Risk Division, depending of the business’ segment requesting credit approval.

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

The finance, international and market risk committee meets at least monthly. Its permanent members are the chairman of the board of directors, four other members of the board of directors, the chief executive officer, the chief financial officer, the manager of our Treasury Division, the manager of our Wholesale Credit Risk Division and the manager of the market risk area.

The finance, international and market risk committee covers the following topics, among others:

●	Development and continuous review of policies and procedures for market and liquidity risks, ensuring adequate application to the financial exposures of the bank and its affiliates;

●	Review of the Bank’s annual Liquidity Plan and Price Risk limits framework;

●	Continuous monitoring of financial exposures and market/liquidity risks, ensuring compliance with the board’s risk framework;

●	Review and monitor the performance of all Treasury business segments, including revenues, market share, etc.;

●	Monitor actual results of the different financial exposures, including the accuracy of our predictions and their impact on our positions; and

●	Review the liability profile, including long-term funding provided by foreign investors, and the main credit exposures generated by the derivatives portfolio.

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

Upper Operational Risk Committee

Created in March 2014, the Upper Operational Risk Committee is responsible for (i) approving our operational risk management model, ensuring the implementation of policies, rules, methodologies and associated procedures; (ii) approving plans and initiatives for the development of the operational risk management model and monitoring it; (iii) approving the acceptable levels of tolerance and appetite for operational risk and maintaining a permanent control over their compliance; (iv) tracking the main incidents and operational events, their root causes, impacts and corrective measures; (v) knowing about alerts coming from risk indicators and cybersecurity incidents and the different mitigation measures implemented by the Bank; (vi) ensuring the progress of the main action plans associated with incidents, events and operational risk assessments; (vii)  knowing the level of our exposure to operational risk and the main risks to which it is exposed; (viii) understanding the main strategies to mitigate our most significant operational risks, whether they have materialized or not, and following up on the implementation of these strategies; (ix) ensuring the long term solvency of the organization by avoiding those risk factors that may jeopardize the continuity of the Bank; (x) ensuring that the policies of operational risk, information security, business continuity and outsourcing services are aligned with the objectives and strategies of the Bank; (xi) determining the development of new products and services, process changes or outsourcing, in those cases of greater complexity or impact; (xii) informing our board of directors about the comprehensive operational risk management model and level exposure for the Bank´s operational risk, the main risks, events and action plans in this respect; and (xiii) acknowledging the results of critical suppliers’ yearly evaluation and following up on any measures defined therein.

This committee meets on a monthly basis, and is composed of the chairman and the vice-chairman of our board of directors, two additional members of our board of directors, our Chief Executive Officer, the manager of our Retail Credit and Global Control Risk Division, the manager of our Operations and Technology Division, the manager of our Cybersecurity Division and the manager of our Marketing and Digital Banking Division.

Capital Management Committee

The main function and objective of this committee is to evaluate, monitor and review the Bank’s capital adequacy under the principles set by the Bank’s Capital Management Policy and applicable risk appetite frame, safeguard that capital resources are adequately managed, that the principles set by the CMF in this respect are complied with, and the sustainability of the Bank’s business in the medium-term horizon.

This committee meets on a quarterly basis and is composed of two members of our board, the Chief Executive Officer, the Chief Financial Officer, the manager of our Wholesale Credit Risk Division, the manager of our Retail Credit and Global Control Risk Division and by the manager of our Financial Control of Treasury & Capital Area.

Leasing Committee

The main function of the Leasing Committee is to review the monthly evolution and results of our Leasing Area by means of a report that consolidates the management of the business divisions of the Bank.

This committee meets on a monthly basis and is composed of one or more directors appointed by the board of directors and our Chief Executive Officer as voting members. Other managers from business areas are appointed from time to time by this committee as non-voting members.

Factoring Committee

The Factoring Committee was set up in 2013, after the merger of Banchile Factoring S.A. with us. Its purpose is to analyze the evolution and results of our Factoring Area in terms of volume, prices, margins, provisions and expenses and analyze the factoring product for each business area of the Bank.

This committee meets on a monthly basis and is composed of one or more directors appointed by the board of directors and our Chief Executive Officer as voting members. Other managers from business areas are appointed from time to time by this committee as non-voting members.

Consumer Finance Committee

This committee was terminated by our board of directors on April 8, 2021. Its main purpose was to analyze on a monthly basis the evolution and results of our Consumer Finance Area, its growth, and its strategies to gain new customer segments and maximize the results of the area.

This committee included the chairman of our board of directors, one additional member of our board of directors, our chief executive officer, the manager of our Commercial Division and the manager of our Consumer Finance Area.

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

Committees composed of Banco de Chile’s senior management

The main committees composed of Banco de Chile’s senior management executives are:

Management Committee

The management committee, the highest coordinating body of our management, is chaired by our chief executive officer and composed by the managers of each of our divisions; its principal function is to discuss main strategic guidelines and to analyze the market and the banking industry.

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

Disclosure Committee

In May 2003, we established the disclosure committee to ensure accurate market disclosure of our and our subsidiaries’ consolidated financial information. The members of the disclosure committee include our chief financial officer, our chief accountant, our chief legal counsel for international, financial and investment banking matters, the manager of our Wholesale Credit Risk division, the manager of our Retail Credit and Global Control Risk division, the manager of our Research and Planning Area, the manager of our Financial Control of Treasury & Capital Area and the manager of our Risk Follow-up Area. The manager of our Internal Audit Division may participate in this committee as well.

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

Operational Risk Committee

Created in 2009, the operational risk committee is responsible for (i) identifying our operational risk management model and ensuring the implementation of policies, rules, methodologies and associated procedures in connection therewith; (ii) validating the plans and initiatives for the development of the operational risk management model and monitoring them; (iii) approving the acceptable levels of tolerance and appetite for operational risk and maintaining a permanent control over their compliance; (iv) ensuring compliance with the current regulatory framework, in matters that are limited to operational risk; (v) ensuring the dissemination in the organization of the comprehensive operational risk  management model; (vi) ensuring that the units establish continuous improvement systems for the existing control structure; (vii) promoting a culture of operational risk at all levels of the bank, especially aimed at raising awareness of risks, assuming responsibility and integration in management; (viii) being cognizant about the main frauds, incidents and operational events, their root causes, impacts and corrective measures; (ix) knowing about alerts coming from risk indicators and cybersecurity incidents and the different mitigation measures implemented by the Bank; (x) ensuring the progress of the main action plans and mitigation initiatives associated with frauds, incidents, events or operational risk assessments; (xi) identifying and prioritizing the strategies to mitigate the main operational risks, whether they have materialized or not and following up on the implementation of said strategies; (xii) ensuring the long term solvency of the organization by avoiding those risk factors that may jeopardize the Bank’s continuity; and (xiii) acknowledging the results of critical suppliers’ yearly evaluation and following up on any measures defined therein.

This committee meets on a monthly basis, and is chaired by the manager of our Retail Credit and Global Control Risk Division, and includes our chief financial officer, the manager of our Cybersecurity Division, the manager of our Operational Risk Area, the manager of our Technological Risk Area, the manager of our Business Continuity, the manager of our Technology and Infrastructure Area, the manager of our Large Companies Area, the manager of the Corporate Audit Area, the manager of our Operations Area, the manager of our Clients Area and the Head of the Legal Department.

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

This committee meets every two months and is chaired by our chief executive officer, the manager of our Commercial Division, the manager of our Corporate Division, the manager of our Operations and Technology Division, the manager of our Marketing and Customers Division, the manager of our Clients and Phone-banking Area and the manager of the Consumer Business Area. The chairman of our board of directors and the deputy manager of our Consumer Experience Area also attend and participate in the meetings as permanent attendants.

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

This committee meets quarterly and its members are the manager of our Global Compliance Division, the manager of our Wholesale Credit Risk Division, the manager of our Retail Credit and Global Control Risk Division, the manager of the Market Risk Area, the manager of our Operational Risk Area and the manager of our Corporate Risk Area.

Technical Committee for Internal Models Supervision and Development

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

This committee meets on a monthly basis and is composed by the manager of our Retail Credit and Global Control Risk Division, the manager of the Risk Follow-up Area, the manager of the Research and Management Area, the manager of our Retail Business Development Area, the manager of our Risk Models Area, the deputy manager of our Retail and Model Follow-up Area, the deputy manager of our Big-Data and Regulatory Systems Area, the deputy manager of our Pre-approved Admissions Area, the deputy manager of our Regulatory Models Area, the deputy manager of our Infrastructure and Management Area, the deputy manager of our Risk Modeling Validation Area and our Retail Risk Department Chief.

Investment and Expenditures Committee

The main objectives of the Investment and Expenditures Committee are to review investment or expenditures related initiatives or projects amounting to more than UF12,500; to ensure that these investments or expenditures are consistent with our strategic plans; and to evaluate these new projects from an economic perspective, among others. Notwithstanding the foregoing, if a project involves the incremental disbursement of resources for more than UF25,000, this committee must request the approval of our board of directors.

This committee meets only in extraordinary sessions, on the dates determined by its chair. It is composed of our chief executive officer, our chief financial officer, the manager of the Administrative Area and the Manager of the Expenditure Control Area. If any technological project is to be approved, the manager of the Operations and Technology Division, the manager of the Technology and Infrastructure Area and the manager of the Planning and Project Management Office Area also participate.

Project Approval Committee

The main objectives of this committee are to approve technology initiatives or projects, whether investments or expenditures; to ensure that these investments or expenditures are consistent with our strategic plans; and to economically evaluate new projects, among others. Notwithstanding the latter, if a project involves the incremental disbursement of resources of more than UF12,500, this committee requires the approval of the Investment and Expenditures Committee.

 This committee meets on a weekly basis or as extraordinary determined by its chair. Its members are the manager of the Operations and Technology Division (chairing this committee), the manager of the Administrative Area, the manager of the Expenditures Control Area and the manager of the Planning and Project Management Office Area.

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

At the time of filing of this annual report, our board of directors or, when applicable, our senior management, have approved policies and procedures regarding the following issues, among others:

●	Anti-Money Laundering Policy;	●	Capital Management Policy

●	Anti-Bribery and Foreign Corrupt Practices Act;	●	Capital Expenditure Policy;

●	Office of Foreign Assets Control;	●	Expense Management Policy;

●	Insider Trading and Personal Investment Management Policy; Information Barriers;	●	Accounting Policies and Procedures;

●	Regulation K—Debts Previously Contracted;	●	Complex Products and Services Policy;

●	Regulation K—Equity Activity;	●	Tax Standards for Tax Sensitive Transactions Policy;

●	Regulation W (23 A/B);	●	Tax Policy and Procedures;

●	Code of Conduct;	●	Fiduciary Policy;

●	Fair Lending Policy;	●	Mergers and Acquisitions Policy;

●	Loans to Directors;	●	Records Management Policy;

●	Independent Research Policy;	●	Electronic Transportable Media Policy;

●	Charitable Contributions Policy;	●	Volcker Rule Policy;

●	Anti-Tying Policy;	●	Market Risk Policy;

●	Mandatory Absence Policy;	●	Liquidity Risk Policy;

●	Compliance Policy/Program;	●	Crime Prevention Model Policy;

●	Legal Entity Management Policy;	●	FATCA Policy;

●	Fraud Management Policy;	●	Fair Value Policy;

●	Anti-Boycott Policy;	●	Capital Management Policy;

●	Issue Tracking, Management and Escalation Process;	●	Compliance Program for Antitrust Regulation;

●	Operational Risk Management Policy;	●	Manual for Handling Information of Interest to the Market;

●	Credit Risk Policy;	●	PEPs Policy;

●	Vendor Selection and Management Process;	●	Business Continuity (COB);

●	Web Site Standards Policy;	●	Citi Information Security Standards;

●	Information Technology;	●	General Ledger Maintenance Policy;

●	Service Outsourcing Policy;	●	Quality Policy; and

		●	Environmental Policy.

EMPLOYEES

The following table shows a breakdown of our full-time, permanent employees at the dates indicated:

	As of December 31,
	2018	2019	2020
Banco de Chile	11,350	11,140	10,876
Subsidiaries	2,481	2,422	2,258
Total	13,831	13,562	13,134

As of December 31, 2020, we had 13,134 employees (on a consolidated basis), of whom 9,874 (including Banco de Chile and subsidiaries) were unionized, representing 75.2% of the total employees of the Bank and its subsidiaries. As of the same date, all management positions were held by non-unionized employees.

Banco de Chile currently has 11 unions that collectively negotiate their bargaining agreements. Two of those unions are associated with our subsidiaries, Banchile Administradora General de Fondos, Banchile Corredores de Bolsa and Socofin. In the case of Banchile Administradora General de Fondos and Banchile Corredores de Bolsa (“Banchile”), there is only one union representing workers of both (“Banchile union”). The remaining nine unions represent the Bank’s employees and five of them negotiate as a single union (Federación de Sindicatos de Banco de Chile).

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

In addition, during the first quarter of 2018, we renegotiated the collective bargaining agreement signed with the union associated with former employees of Citibank (before the merger between Citibank and Banco de Chile) and reached a three-year agreement expiring in December 2020. Also, it is worth mentioning that based on formerly signed contracts, during the second quarter of 2018 we renegotiated the collective bargaining agreement with the remaining unions representing the Bank’s employees, including Sindicato BAE and Federación de Sindicatos de Banco de Chile. As of December 2020, both unions represented 33.2% and 5.8% of our employees (on a consolidated basis), respectively.

During 2019, we carried out a collective bargaining process with Banchile’s union, reaching a three-year agreement, which is due to expire in 2022.

We believe all of these agreements reflect the satisfactory relationships between the Bank and its employees, while reinforcing our commitment to their career development. In this regard, we would like to emphasize our employees’ high level of commitment to the Bank and our customers during the challenging months that followed the social turmoil of October 2019 and after the COVID-19 outbreak in Chile. To reward these efforts, during December 2019 we granted a one-time bonus of Ch$500,000 to part of the staff, and introduced additional benefits to address transport problems due to the significant disruption we observed during the unrest. Additionally, we have taken care of our employees by promoting working remotely from home offices for those collaborators who do not need to stay at our headquarters or branches. In order to do that, we have acquired a significant number of laptops, which have been installed with world-class cybersecurity measures. Also, we have set up our contingency sites with proven health measures in order to avoid overcrowding, while utilizing other locations in order to provide our employees with even more space to carry out their tasks.

In 2020, we renegotiated the collective bargaining agreements with two of the Bank’s unions, particularly with those composed of former employees of Citibank and Promarket. We reached a three-year agreement expiring in November 2023. We believe that these agreements were a significant milestone in the relationship with our unions considering the current, challenging scenario and the uncertain social, economic and political context for the next few years. In addition, in March 2021 we successfully completed collective bargaining processes with Sindicato BAE, Federación de Sindicatos de Banco de Chile and Sindicato Banco de Chile, reaching a three-year agreement. As of December 2020, these three unions represented 54.3% of our employees on a consolidated basis.

See “Item 8 – Financial Information – Legal Proceedings – Setting of Minimum Services and Emergency Teams in Case of a Strike,” for information on the setting of the Bank’s minimum services and emergency teams in case of a strike by our labor unions.

We have comprehensive personnel training and development programs that include internal courses on operational, technical and commercial matters, as well as participation in external seminars and conferences. In 2020, the total cost of training programs was approximately 0.2% of our consolidated personnel expenses. These expenses were associated with 913 training courses that were attended by 136,298 attendees. In addition, for the year ended December 31, 2020 the Bank granted 137 scholarships to staff members for specialization purposes.

We do not maintain any pension or retirement programs for the vast majority of our employees. We do, however, pay certain long-serving key employees a severance payment upon retirement. Although we have provided productivity bonuses to individual employees on a discretionary basis, we do not maintain a formal profit-sharing plan.

SHARE OWNERSHIP

Mr. Andronico Luksic and Mr. Jean Paul Luksic, members of our board of directors since March 2002 and April 2013, respectively, together with members of their family, control Quiñenco S.A. (“Quiñenco”). As of April 23, 2021, Quiñenco directly and indirectly owns 50% of LQ Inversiones Financieras S.A. (“LQIF”), which in turns owns directly 46.34% of our outstanding shares and 4.81% through Inversiones LQ-SM Ltda. (“LQ-SM”). Quiñenco also directly holds 0.11% of our total common stock.

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

As of April 23, 2021, Citigroup is the owner of 50% of LQIF and Quiñenco, directly and indirectly, owns 50% of LQIF.  Regardless of any increase in participation by Citigroup, however, the framework agreement provides that Quiñenco will remain in control of LQIF and the corporations that are directly or indirectly controlled by LQIF. Accordingly, Quiñenco will maintain the power to elect the majority of the directors of LQIF and Banco de Chile.

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

In November 1996, pursuant to Law No. 19,396, our shareholders approved a reorganization by which the former Banco de Chile was converted into a holding company named Sociedad Matriz del Banco de Chile S.A (“SM-Chile”). In turn, SM-Chile organized a new wholly owned banking subsidiary named Banco de Chile, to which the former contributed all of its assets and liabilities, other than the Central Bank subordinated debt. In addition, SM-Chile incorporated Sociedad Administradora de la Obligación Subordinada S.A. (“SAOS”), a wholly-owned subsidiary and special purpose legal vehicle created pursuant Law 19,396, whose only business purpose is to repay indebtedness to the Central Bank. In exchange for assuming the Central Bank debt, SAOS received from SM-Chile a certain portion of our shares as collateral, which as of April 30, 2019 represented 28.31% of our shares. Pursuant to applicable law and the bylaws of both SAOS and SM-Chile, the economic rights of our shares held by SAOS belonged to the Central Bank; however, their voting rights were exercised by the shareholders of SM-Chile at Banco de Chile’s shareholders’ meetings. On April 30, 2019, SAOS fully repaid the Central Bank subordinated debt. As a consequence, SAOS was dissolved. SM-Chile is currently in the process of being liquidated, and SM-Chile’s shareholders became our direct shareholders, which significantly increased our public float.

As a result, shares of Banco de Chile owned by SAOS and SM-Chile were distributed as follows:

a)	the shares of Banco de Chile, owned by SAOS, and the proceeds obtained from the liquidation of any assets owned by SAOS at the time of their liquidation, were distributed among series A, B and D shareholders of SM-Chile pro rata based on the participation of each series in the total amount of series A, B and D shares.

b)	the shares of Banco de Chile owned by SM–Chile were distributed in the following proportions:

●	Series A shareholders received one Banco de Chile share for each share they have in SM–Chile.

●	Series D shareholders received one Banco de Chile share for each share they have in SM–Chile.

●	Series E shareholders received one Banco de Chile share for each share they have in SM–Chile.

●	The remaining shares of the Banco de Chile were distributed among the Series B shareholders.

c)	The proceeds of the liquidation of any other asset, after the full payment of any debt of SM-Chile on the date of its dissolution, will be distributed among all the shareholders of SM–Chile, on a pro-rata basis.

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

Major Shareholders

The following table sets forth certain information regarding the ownership of outstanding shares as of April 23, 2021 for the following:

●	each person or entity who is known by us to own beneficially more than 5% of our outstanding shares and LQIF.

●	our directors and members of our executive management group, as a group.

Ownership in Banco de Chile

(As of April 23, 2021)

Name	Amount Owned	Percentage
LQIF and LQ-SM(1)	51,670,277,343	51.15%
Directors and executive officers as a group(2)	6,188,197,442	6.13%

(1)	LQIF and LQ-SM hold 46.34% and 4.81%, respectively, of our shares. In connection with the framework agreement executed between Citigroup, Inc. and Quiñenco S.A. in July 2007 and following the merger of Citibank Chile into Banco de Chile, Citigroup became a shareholder of LQIF. As of April 23, 2021, Citigroup is the owner of 50% of LQIF, and Quiñenco directly and indirectly owns 50% of LQIF. Regardless of any increase in participation by Citigroup, however, the agreement provides that Quiñenco will remain in control of LQIF and the corporations that are directly or indirectly controlled by LQIF. Accordingly, Quiñenco will maintain the right to elect the majority of the directors of LQIF and Banco de Chile. As of December 31, 2020, members of the Luksic family or their affiliates beneficially owned 82.9% of the common shares of Quiñenco S.A. Mr. Andrónico Luksic and Mr. Jean Paul Luksic are members of our board of directors.

(2)	Percentage reflects direct and indirect share ownership, excluding the share ownership of Mr. Andronico Luksic and Mr. Jean Paul Luksic, members of our board of directors, whose direct and indirect ownership is reflected and discussed under the share ownership of LQIF and LQ-SM above.

RELATED PARTY TRANSACTIONS

In the ordinary course of our business, we engage in a variety of transactions with certain of our affiliates and related parties. Financial information concerning these transactions is set forth in Note 39 to our audited consolidated financial statements as of and for the year ended December 31, 2020, appearing elsewhere in this annual report. In accordance with the Chilean Corporations Law, related party transactions in publicly held corporations and its affiliates are defined as every negotiation, act, contract or operation in which the corporation deals with any of the following persons: (i) one or more persons related to the corporation, in accordance with the Chilean Securities Law No. 18,045; (ii) a director, manager, administrator, main executive or liquidator of the corporation, acting on its own behalf or on behalf of third parties, or their respective husband or wife or any other person to which such director, manager, administrator, main executive or liquidator has a second degree relationship with (either by consanguinity or affinity); (iii) companies or corporations in which the persons mentioned in the previous item are owners, directly or through other juridical or natural persons, of 10% or more of its capital, or directors, managers, administrators or main executives; (iv) those established in the bylaws of the corporation or those identified by the directors committee on a well-founded basis, as the case may be, even in the event of those set out at the final paragraph of article 147; or (v) any person who has acted as a director, manager, administrator, main executive or liquidator of the corporation within 18 months of the relevant transaction.

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

In connection with number (ii) above, on December 29, 2009, our board of directors established the following general policy which permits us to carry out certain transactions with related parties without the requirements and procedures set forth in the Chilean Corporations Law. The general policy adopted by our board of directors permits, among other things, transactions in the ordinary course of our business, such as opening current accounts, making deposits, extending loans or credit lines with or without collateral, factoring transactions, the sale and transfer of commercial paper, collections, payments and funds transfers, foreign exchange transactions and issuing letters of credit. This general policy has also been extended to our affiliates. Recent amendments to the Chilean Corporations Law enacted in mid-April 2021 established additional requirements to this general policy, as follows: (i) it must be previously assessed by the Directors/Audit Committee; (ii) it must comply with certain minimum requirements set forth by the CMF; and (iii) it may not authorize entering into agreements involving more than 10% of the assets of the company. In connection with number (ii), such minimum requirements have not yet been issued by the CMF as of the date of this annual report.

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

On December 27, 2007, we entered into the Global Connectivity Agreement with Citigroup Inc. The Global Connectivity Agreement enables us and our clients to become part of Citigroup’s global network and provides a framework for us and Citigroup Inc. to direct new business to both companies. The agreement sets forth the terms upon which we, Citigroup Inc. and our respective affiliates will develop a relationship with respect to cross-border business and certain related services (such as corporate and investment banking services, international personal banking services and global transactions services, among others). The parties agreed on the following principles with respect to implementing the terms of the agreement: (i) the promotion of global connectivity products among Chilean customers, (ii) the setup of a technology platform, (iii) the training of employees and officers and (iv) the construction of international support networks to carry out the transactions contemplated by the agreement. This agreement was replaced by the new Global Connectivity Agreement dated October 22, 2015, as mentioned below.

On December 27, 2007, we entered into a Cooperation Agreement with Citigroup Inc. with the purpose of providing a framework for the integration of Citibank Chile with us following the merger and ensuring a successful relationship between us and Citigroup Inc. In particular, the Cooperation Agreement establishes a communication mechanism between us and Citigroup Inc. to enhance the exchange of ideas and information related to the integration of our business with that of Citibank Chile and provides for certain specific areas of collaboration going forward (such as with respect to our hedging and derivatives strategies). This agreement was replaced by the new Cooperation Agreement dated October 22, 2015, as mentioned below.

On December 27, 2007, we also entered into a Trademark License Agreement with Citigroup Inc. in which Citigroup Inc. granted us a non-exclusive paid-up and royalty-free license to use certain of Citigroup Inc.’s trademarks in Chilean territory. In addition, Citigroup Inc. granted us a license to use its domain name solely in connection with marketing and promoting authorized services in Chilean territory. This agreement was replaced by the new Trademark License Agreement dated October 22, 2015 and, later, by the Amended and Restated Trademark License Agreement dated November 29, 2019, as mentioned below.

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

On September 25, 2009, we entered into a Master Services Agreement with Citigroup Inc. This agreement regulates and supplements certain reciprocal services that, before the merger between us and Citibank Chile, had been provided pursuant to the terms of certain service agreements then in effect between Citigroup Inc. (and certain of its affiliates) and Citibank Chile, which were assumed, after the merger, by us as legal successor to Citibank Chile. Furthermore, this agreement seeks to foster global connectivity with respect to the banking and financial services referred to in the Global Connectivity Agreement and in the other agreements executed with Citigroup Inc. mentioned above. This agreement was first replaced by a new Master Service Agreement dated January 26, 2017 and, later, by a Restated Master Service Agreement dated November 29, 2019, as further explained below.

On October 22, 2015, we entered into a new Global Connectivity Agreement, a new Cooperation Agreement, and a new Trademark License Agreement with Citigroup Inc., replacing the original agreements mentioned above dated December 27, 2007, which expired on January 1, 2016. As for the new Trademark License Agreement, it was replaced later by the Amended and Restated Trademark License Agreement dated November 29, 2019, for the same term as the Cooperation Agreement stated above.

On January 26, 2017, we entered into a new Master Services Agreement with Citigroup Inc. replacing the original agreement dated September 25, 2009, which expired on January 1, 2017. This agreement was retroactively effective on January 1, 2017 and has the same duration of the new Cooperation Agreement as mentioned above. The new Master Services Agreement regulates certain reciprocal services to be provided by the parties and seeks to foster global connectivity with respect to the banking and financial services referred to in the new Global Connectivity Agreement and in the other agreements executed with Citigroup Inc. This agreement was restated and amended on November 29, 2019 for the same term as the Cooperation Agreement stated above.

The new Global Connectivity Agreement, the new Cooperation Agreement, the Amended and Restated Trademark License Agreement and the Restated Master Service Agreement mentioned above, each have a duration period of two years, with a next expiration date of January 1, 2022. However, the parties may convene before August 31, 2021 to agree on an extension to these agreements for a period of two years commencing on January 1, 2022 until January 1, 2024. In the event that the parties do not agree to an extension, these agreements will be automatically extended once for a period of one year starting January 1, 2022 until January 1, 2023, the date on which they shall terminate without any formality. If the parties agree to the two-year extension mentioned above, the same renewal procedure may be used by the parties to extend the agreements in the future, as many times as they agree.

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

On December 14, 2018, Banco de Chile and its affiliate Banchile Corredores de Seguros Limitada have entered with Banchile Seguros de Vida S.A. into two agreements, specifically, the Collective Debtor’s Life Insurance Agreement (“Contrato de Seguro Colectivo de Desgravamen”) and the Collective Debtor’s Life Total and Permanent Disability 2/3 Insurance Agreement (“Contrato de Seguro Colectivo de Desgravamen e Invalidez Total y Permanente 2/3”) both for mortgage loans. The aforementioned agreements were entered into pursuant to Article 40 of DFL 251 of 1931, General Regulation number 330 of the CMF and Order number 3,530 of the SBIF, both dated on March 21, 2012, according to which, the public bid for the Collective Policy for Life Insurances and Total and Permanent Disability 2/3 Insurance Agreement was awarded to Banchile Seguros de Vida S.A., who offered in both cases the lowest rates at 0.0101% per month and 0.0103% per month, respectively, including a 14.00% fee for the insurance broker, Banchile Corredores de Seguros Limitada. Similar agreements were subscribed previously with these affiliates on December 12, 2016. For further information see “Item 7. Major Shareholders and Related Party Transactions” in our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC on April 29, 2020.

In addition to the aforementioned regulation set forth in the Chilean Corporations Law, the CMF provides certain rules on related party transactions in Chapter 12-4 of the Recopilación Actualizada de Normas for purpose of regulatory lending limits. To some extent, such regulation differs from the Chilean Corporations Law in the treatment and definition of related party transactions. Further, in accordance with CMF’s Compendio de Normas Contables (“Compendium of Accounting Standards”), a note addressing our transactions with related parties must be included in our audited consolidated financial statements. Such note has to comply with the aforementioned CMF rules on related parties and must be prepared in accordance with Chilean GAAP as issued by the CMF.

For more information on our transactions with related parties, see Note 39 to our audited consolidated financial statements as of and for the year ended December 31, 2020, appearing elsewhere in this annual report.

Loans to Related Parties

As disclosed in Note 39(c) to our audited consolidated financial statements as of and for the year ended December 31, 2020 appearing elsewhere in this annual report, we incurred an aggregate of Ch$207,328 million in expenses and recorded Ch$69,684 million in income from transactions with related parties in 2020, other than loans.

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

We held an aggregate of Ch$369,248 million in loans (before deducting allowances for loan losses) to related parties, including Ch$205,416 million in collateral pledged by related parties, as of December 31, 2020. See Note 39(a) to our audited consolidated financial statements as of and for the year ended December 31, 2020 appearing elsewhere in this annual report for details concerning on these transactions.

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

Charges brought under Securities Market Law

On October 30, 2014, the SVS (the former capital market regulator before its replacement by the CMF) imposed a fine of UF 50,000 (approximately U.S.$2 million as of December 31, 2014) on Banchile Corredores de Bolsa S.A. (“Banchile Corredores”), based on alleged infringement of Article 53 second paragraph of Law No. 18,045 for a specific transaction of SQM-A’s shares intermediated by Banchile in 2011. In this regard, Article 53 second paragraph of Law No. 18,045 provides that “…no person may engage in transactions or induce or attempt to induce the purchase or sale of securities, whether or not governed by this Act, by means of any misleading or deceptive act, practice, mechanism or artifice…” Banchile filed a claim against that fine with the Santiago Civil Courts requesting to void the fine.

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

On December 2019, the 22nd Santiago Civil Court issued its judgment on Banchile Corredores’ claim, reducing the fine to an amount of UF 7,500, approximately U.S.$275,000, as of December 2019. Both parties in these proceedings – Banchile Corredores and Consejo de Defensa del Estado (Chilean State Defense Board) – challenged this judgment through the procedures of appeal and nullity, both of which are currently pending in the Santiago Court of Appeals.

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

The regional labor authority, through Resolution No. 491 dated June 16, 2017, set the minimum services and emergency teams applicable to us, partially accepting our request. We challenged this resolution by appealing to the national labor authority, which in turn responded to our appeal through Resolution No. 823, dated September 20, 2017, partially accepting our claim. Since such resolution was insufficient in addressing our concerns, we filed a claim with the applicable labor court. After several challenges by our legal counsels against the decisions from the labor court, finally, the Santiago Court of Appeals rejected our claim on May 7, 2020. Such decision was uncontested by us since neither precedents nor legal recourse were available for these purposes. Therefore, as of the date of this annual report, this claim is terminated.

Dividends

General

We currently have a single series of common shares and the dividends on our shares are proposed by our board of directors and are approved by our shareholders at the ordinary annual shareholders’ meeting following the year with respect to which the dividends are proposed. Our ordinary annual shareholders’ meeting is required to be held in the first three months of each year. Following shareholder approval, the dividends are declared and paid. Dividends are paid to shareholders of record on the fifth business day preceding the date set for payment of the dividend. The applicable record dates for the payment of dividends to holders of our ADSs are, to the extent practicable, the same. Under the Chilean Corporations Law and regulations issued thereunder, Chilean publicly held corporations are generally required to distribute at least 30% of their consolidated annual earnings as dividends, except to the extent they have accumulated losses. Under the General Banking Act, a Chilean bank may pay dividends upon approval of its shareholders from (i) net earnings of previous fiscal years (i.e., interim dividends are not permitted), (ii) the reserve kept for that purpose or (iii) other funds permitted under Chilean law. In addition, in accordance with the modifications to the General Banking Act introduced in 2019, the amount of the dividends that may be paid by Chilean banks are limited if mandatory additional capital requirements, and/or additional counter-cyclical buffer capital that may be requested by the Central Bank, are not met. For more information on the modifications to the General Banking Act introduced in 2019 and the specific regulations issued by the CMF, see “Item 4. Information on the Company – Regulation and Supervision – Modifications to the General Banking Act.”

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

In March 2021, our shareholders at the ordinary annual shareholders meeting agreed to the distribution and payment of dividend No. 209 in the amount of Ch$ 2.18053623438 per ordinary share, with a corresponding charge to our 2020 net distributable income.

The following table sets forth the cash dividends declared per common share during the years ended December 2018, 2019 and 2020:

	As of and for the Year Ended December 31,
	2018	2019	2020	2020
Chile GAAP:	(in Ch$, except percentages)			(in U.S.$)
Dividend per Common Share(1)–for shares not pledged to the Central Bank	3.15	3.70	3.47	0.005
Dividend per Common Share(1)–for shares pledged to the Central Bank(2)	5.24	3.11	‒	‒
Average Dividend per Common Share	3.76	3.53	3.47	0.005

(1)	Dividends per share are calculated by dividing the amount of the dividend paid during each year by the previous year’s number of shares outstanding.

(2)	Includes additional payments to the Central Bank by amounts of Ch$61,172 million in 2018. The Central Bank subordinated debt was fully paid in April 30, 2019. For more information, see both “Item 4 Information on the Company History and Development of the Bank The 1982-1983 Economic Crisis and the Central Bank Subordinated Debt” and “Item 7. Major Shareholders and Related Party Transactions–Ownership Structure.”

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

During 2020, no stocks dividends, in the form of fully paid-in shares, were distributed to our shareholders.

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

During 2020, no stocks dividends, in the form of fully paid-in shares, were distributed to our shareholders.

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

The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The Santiago Stock Exchange, which is Chile’s main exchange, had a market capitalization of approximately U.S.$184,186 million as of December 31, 2020. As of the same date, the total annual trading turnover was approximately U.S$40,057 million while the average monthly trading turnover was approximately U.S.$3,338 million. The Santiago Stock Exchange was established in 1893 and is a private company whose equity consists of 48,000,000 shares owned by 58 shareholders as of December 31, 2020. As of the same date, 194 companies by means of 214 series of stocks were listed on the Santiago Stock Exchange.

According to information provided by the Santiago Stock Exchange, as of December 30, 2020 (the latest available data), this exchange represented 95.1% of the equity trading in Chile. The remaining amount of equities was traded on the Chilean Electronic Stock Exchange.

In addition, as reported by the Santiago Stock Exchange, the ten largest companies in terms of market capitalization represented approximately 45.4% of the Santiago Stock Exchange’s aggregate market capitalization as of December 31, 2020. As of the same date, the ten most traded companies accounted for approximately 64.9% of the Santiago Stock Exchange’s equity trading. During 2020 approximately 32% of the companies listed on the Santiago Stock Exchange had their shares traded on an average of 70% or more of the exchange’s trading days.

Our ADSs, each representing 200 shares of common stock, without nominal (par) value, have been listed on the NYSE since January 2, 2002 under the symbol “BCH”. JPMorgan Chase Bank is our depositary for purposes of the ADSs. As of December 31, 2020, a maximum of 4,479,008 ADSs were outstanding (equivalent to 895,801,600 shares of common stock or 0.89% of the total number of issued shares of common stock as of the same date). Since certain of our ADSs are held by brokers or other nominees, the number of record holders in the United States may not be fully indicative of the number of direct beneficial owners in the United States or of where the beneficial owners of such shares are resident.

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

The table below shows, for the periods indicated, the annual, quarterly and monthly high and low closing prices (in nominal Chilean pesos) of the traded shares of our securities, labeled “Chile” series, on the Santiago Stock Exchange and the Electronic Stock Exchange:

	Santiago Stock Exchange		Electronic Stock Exchange
Period	High	Low	High	Low
	(Ch$ per share of our common stock)(1)
Annual Price History
2015	74.6	68.1	74.6	67.3
2016	79.3	68.6	80.0	68.7
2017	100.4	76.9	104.0	75.0
2018	105.3	94.6	105.0	99.0
2019	105.5	79.0	106.0	79.0
2020	88.5	57.0	87.6	58.8
2021 (through April 23)	89.8	73.2	89.8	72.5
Quarterly Price History
2015
1st Quarter 2015	73.0	68.9	73.0	68.9
2nd Quarter 2015	72.0	69.4	72.4	68.8
3rd Quarter 2015	73.5	69.1	73.7	68.5
4th Quarter 2015	74.6	68.1	74.6	67.3
2016
1st Quarter 2016	76.3	68.6	76.4	68.7
2nd Quarter 2016	72.5	69.6	73.6	69.5
3rd Quarter 2016	75.7	70.1	75.8	70.1
4th Quarter 2016	79.3	73.7	80.0	73.4
2017
1st Quarter 2017	83.0	76.9	83.0	75.0
2nd Quarter 2017	87.6	80.1	88.0	79.5
3rd Quarter 2017	97.6	86.9	97.9	86.1
4th Quarter 2017	100.4	87.8	104.0	87.5
2018
1st Quarter 2018	105.3	99.0	105.0	99.0
2nd Quarter 2018	102.0	97.4	101.9	97.5
3rd Quarter 2018	103.1	96.6	104.0	96.2
4th Quarter 2018	101.3	94.6	100.9	95.5
2019
1st Quarter 2019	105.5	99.2	106.0	98.8
2nd Quarter 2019	101.9	96.8	101.9	96.8
3rd Quarter 2019	105.0	99.0	104.6	99.7
4th Quarter 2019	103.0	79.0	103.0	79.0
2020
1st Quarter 2020	88.5	57.0	87.6	59.2
2nd Quarter 2020	78.3	66.5	77.8	66.7
3rd Quarter 2020	79.0	58.8	79.0	58.8
4th Quarter 2020	75.0	59.2	76.5	59.4
2021
1st Quarter 2021	89.8	73.2	89.8	72.5
2nd Quarter 2021 (through April 23)	86.5	82.6	86.2	83.6
Monthly Price History
November 2020	72.0	59.2	73.0	60.0
December 2020	75.0	70.0	76.5	67.2
January 2021	80.9	73.2	80.7	72.5
February 2021	82.9	74.6	81.6	74.6
March 2021	89.8	80.7	89.8	79.1
April 2021 (through April 23)	86.5	82.6	86.2	83.6

Sources: Santiago Stock Exchange and the Electronic Stock Exchange—Official Quotation Bulletins and Bloomberg.

(1)	Pesos per share reflect nominal price at trade date.

The table below shows the annual, quarterly and monthly high and low closing prices, as reported by the NYSE and Latibex:

	New York Stock Exchange
Period	High	Low
	(U.S.$ per ADS)(1)
Annual Price History
2015	71.70	57.48
2016	72.48	56.27
2017	98.14	69.91
2018	105.50	27.88
2019	32.48	19.78
2020	22.40	13.62
2021 (through April 23)	24.98	20.12
Quarterly Price History
2015
1st Quarter 2015	70.22	64.30
2nd Quarter 2015	71.70	64.05
3rd Quarter 2015	66.78	58.60
4th Quarter 2015	66.36	57.48
2016
1st Quarter 2016	65.35	56.27
2nd Quarter 2016	65.86	60.20
3rd Quarter 2016	69.30	63.31
4th Quarter 2016	72.48	66.32
2017
1st Quarter 2017	74.95	69.91
2nd Quarter 2017	79.04	72.70
3rd Quarter 2017	92.99	77.89
4th Quarter 2017	98.14	80.64
2018
1st Quarter 2018	105.50	98.75
2nd Quarter 2018	102.16	92.10
3rd Quarter 2018	95.00	84.54
4th Quarter 2018	91.41	27.88
2019
1st Quarter 2019	32.48	28.74
2nd Quarter 2019	30.08	27.76
3rd Quarter 2019	29.60	27.46
4th Quarter 2019	28.84	19.78
2020
1st Quarter 2020	22.40	13.62
2nd Quarter 2020	20.52	15.78
3rd Quarter 2020	19.91	14.91
4th Quarter 2020	20.82	14.95
2021
1st Quarter 2021	24.98	20.12
2nd Quarter 2021 (through April 23)	24.73	23.30
Monthly Price History
November 2020	18.99	15.56
December 2020	20.82	18.52
January 2021	22.25	20.12
February 2021	23.11	20.38
March 2021	24.98	22.28
April 2021 (through April 23)	24.73	23.30

Source: Bloomberg.

(1)	One ADS represents 200 shares of common stock since November 23, 2018. Before that date, one ADS represented 600 shares of common stock.

(2)	One Trading Unit represents 600 shares of common stock.

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

The Chilean securities markets are principally regulated by the CMF under the Securities Market Law and the Chilean Corporations Law. In the case of banks, compliance with these laws is supervised by the CMF. In accordance with modifications introduced to the General Banking Law in 2019, the CMF assumed all the powers and authorities formerly vested on the Superintendency of Banks and Financial Institutions and replaced it as the Chilean banking regulator. For more information on the timeframe for such replacement and further amendments introduced to the General Banking Act, see “Item 4. Information on the Company—Regulation and Supervision—Modifications to the General Banking Act”.

Purpose

Our corporate purpose is to undertake all acts, contracts, business and transactions as the General Banking Act allows banking institutions to undertake, without prejudice to expanding or restricting our scope of action consistent with current legal precepts or such as may be established in the future.

Capitalization

As of April 23, 2021, there are 101,017,081,114 Banco de Chile shares outstanding of our capital stock. All of such shares are fully paid.

Our shares are no par value and full voting rights. There are no legal restrictions on the payment of dividends from our net income, except that we may only pay a single dividend per year (i.e., interim dividends are not permitted). Under the Chilean Corporations Law and regulations issued thereunder, Chilean public corporations are generally required to distribute at least 30% of their consolidated annual earnings as dividends, except to the extent they have accumulated losses. Under the General Banking Act, a Chilean bank may pay dividends upon approval of its shareholders from (i) net earnings of previous fiscal years (i.e., interim dividends are not permitted), (ii) the reserve kept for that purpose or (iii) other funds permitted under Chilean law. In addition, in accordance with the modifications to the General Banking Act introduced in 2019, the amount of dividends that may be paid by Chilean banks are limited if mandatory additional capital requirements, and/or additional counter-cyclical buffer capital that may be requested by the Central Bank, are not met. For more information on the timeframe on the modifications to the General Banking Act introduced in 2019 and the specific regulations issued by the CMF, see “Item 4. Information on the Company – Regulation and Supervision – Modifications to the General Banking Act.”

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

Directors

For a description of the provisions of our estatutos relating to our board of directors and our directors/audit committee, see “Item 6. Directors, Senior Management and Employees—Board Practices.”

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

The General Banking Act provides that, as a matter of public policy, no person or company may acquire, directly or indirectly, more than 10% of the shares of a bank without the prior authorization of the CMF, which may not be unreasonably withheld. The prohibition also applies to beneficial owners of ADSs. In the absence of such authorization, any person or group of persons acting in concert would not be permitted to exercise voting rights with respect to the shares or ADSs acquired. In determining whether or not to issue such an authorization, the CMF considers factors given by the General Banking Act..

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

Such prior authorization may be granted or rejected by the CMF, which is further authorized to set rules or specific requirements in that regard. For further information, see “Item 4. Information on the Company—Regulation and Supervision— Financial Market Commission.”

According to the General Banking Act, a bank may not grant loans to related parties on terms more favorable than those generally offered to non-related parties. Article 84 No. 2 of the General Banking Act and the regulations issued by the CMF provides that a natural person will not be considered related to the bank by the mere fact of owning up to 1% of the shares of such bank. Likewise, a legal person will not be considered to be related to the bank by the mere fact of owning directly, indirectly or jointly with other companies with which it forms a unit of economic interest, up to a 1% of the bank’s shares. The foregoing percentages shall be 5% in the case of shareholders, whether natural or legal persons, of a bank whose shares are traded on a stock exchange. Additionally, the General Banking Act imposes certain restrictions on the amounts and terms of loans made by banks to related parties. These provisions would also apply to beneficial owners of ADSs representing more than 1% or 5%, as applicable, of the shares. For further information, see “Item 4. Information on the Company—Regulation and Supervision— Lending Limits.”

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

Our shareholders’ meetings held in 2017 were:

●	The ordinary annual shareholders’ meeting held on March 23, 2017, where our shareholders agreed to the distribution and payment of dividend No. 205, in the amount of Ch$2.92173783704 per Banco de Chile common share, with a charge to 2016 net distributable income of Banco de Chile.

●	The extraordinary shareholders’ meeting held on March 23, 2017, where our shareholders agreed to issue a stock dividend in connection with the capitalization of 40% of our distributable net income obtained during the fiscal year 2016 by means of the issuance of fully paid in shares, without par value, with a value of Ch$73.28 per share, which was distributed among the shareholders in the proportion of 0.02658058439 fully paid in shares for each share held, subject to the exercise of the options established in Article 31 of Law No. 19,396.

Our shareholders’ meetings held in 2018 were:

●	The ordinary annual shareholders’ meeting held on March 22, 2018, where our shareholders agreed to the distribution and payment of dividend No. 206, in the amount of Ch$3.14655951692 per Banco de Chile common share, with a charge to 2017 net distributable income of Banco de Chile.

●	The extraordinary shareholders’ meeting held on March 22, 2018, where our shareholders agreed to issue a stock dividend in connection with the capitalization of 40% of our distributable net income obtained during the fiscal year 2017 by means of the issuance of fully paid in shares, without par value, with a value of Ch$93.73 per share, which was distributed among the shareholders in the proportion of 0.02238030880 fully paid in shares for each share held, subject to the exercise of the options established in Article 31 of Law No. 19,396.

Our shareholders’ meeting held in 2019 were:

●	The ordinary annual shareholders’ meeting held on March 28, 2019, where our shareholders agreed to the distribution and payment of dividend No. 207, in the amount of Ch$3.52723589646 per Banco de Chile common share, with a charge to 2018 net distributable income of Banco de Chile.

Our shareholders’ meetings held in 2020 were:

●	The ordinary annual shareholders’ meeting held on March 26, 2020, where our shareholders agreed to the distribution and payment of dividend No. 208, in the amount of Ch$3.47008338564 per Banco de Chile common share, with a charge to 2019 net distributable income of Banco de Chile.

As of April 23, 2021, the following shareholders’ meeting had been held:

●	The ordinary annual shareholders’ meeting held on March 25, 2021, where our shareholders agreed to the distribution and payment of dividend No. 210, in the amount of Ch$ 2.18053623438 per Banco de Chile common share, with a charge to 2020 net distributable income of Banco de Chile.

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

Approval of Financial Statements

Our board of directors is required to submit our audited consolidated financial statements to the shareholders annually for their approval. The approval or rejection of the audited consolidated financial statements is entirely within our shareholders’ discretion. If our shareholders reject our audited consolidated financial statements, our board of directors must submit new audited consolidated financial statements no later than 60 calendar days from the date of rejection. If our shareholders reject our new audited consolidated financial statements, our entire board of directors is deemed removed from office and a new board of directors shall be elected at the same meeting. Directors who individually approved our audited consolidated financial statements are disqualified from running for re-election for the ensuing period.

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

TAXATION

Chilean Tax Considerations

The following discussion is based on income tax laws and other applicable regulations and rulings issued by the Chilean Internal Revenue Service (Servicio de Impuestos Internos) that have been enacted in Chile. The discussion summarizes the main Chilean income tax consequences for investments in ADSs or shares of common stock held by individuals without domicile or residence in Chile or legal entities that are neither incorporated under the laws of Chile nor permanently located in Chile. We refer to these investors as “foreign holders” hereafter.

For Chilean tax law purposes, under Law No. 21,210 published on February 24, 2020, an individual holder resides in Chile if the individual has resided in Chile for more than 183 days within the last 12 months. On its turn, for Chilean tax law purposes an individual holder is domiciled in Chile if he or she resides in Chile with the real or supposed purpose of staying in the country. Domicile is defined as residence in a place with the intention of staying there. The intention is proved through facts and circumstances. Accordingly, the Chilean Internal Revenue Service has interpreted that an individual without residence in Chile may, nonetheless, be considered as domiciled in Chile since the day of entry into the country if he or she intends to stay in Chile and such intention is evidenced, for example, by circumstances such as the acceptance of a job position in Chile or the relocation of his or her family to the country, among other considerations.

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

In August 2018, the Government proposed a new bill to the Chilean Congress seeking to modernize Chilean tax legislation. After almost two years of legislative discussion, Law No. 21,210, which modernizes the local tax system, was passed by the Chilean Congress and enacted by the Chilean Government on February 24, 2020. This law entered into force retroactively on January 1, 2020. The Chilean IRS has provided instructions regarding these regulations by means of Circular Letter No 73/2020. The new law mainly focuses on: (i) entrepreneurship promotion measures by providing SMEs with a special tax regime based on total integration and a statutory tax rate of 25%, as opposed to large companies and corporations whom will continue to be subject to a semi-integrated system while bearing a statutory corporate tax rate of 27%, (ii) initiatives to promote private investment by introducing instantaneous or accelerated depreciation for fixed-assets, reducing the time frame to receive reimbursements of VAT paid on fixed-assets while reducing or eliminating property taxes paid by elderly people, (iii) increasing taxes paid by high-income individuals by means of adding a new tax bracket of 40%, raising taxes on properties that exceed U.S.$500,000 in assessed value, incorporating a regional green tax of 1% levied on investment projects exceeding U.S.$10 million in capital expenditures that were subject to environmental approval, and lowering tax benefits on capital gains obtained in stock markets, (iv) the creation of a Taxpayer Protection & Advisory Agency, which aims to be a counterpoint to the Chilean Internal Revenue Service on taxation matters, and (v) the introduction of a digital approach, which considers both the compulsory use of electronic bill and invoices, aimed at reducing tax evasion, and the imposition of VAT on digital services rendered from foreign countries.

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

Notwithstanding the above, as of January 1, 2017 onwards Banco de Chile has been subject to a semi-integrated system (current general tax regime) by which personal or withholding taxes are only triggered upon distribution of taxable profits to the company’s owners or shareholders, with a tax credit of only 65% of the paid Corporate Tax, unless the owner or shareholder is resident in a country party to a Double Taxation Avoidance Treaty with Chile, in which case a tax credit up to 100% of the corporate tax paid by the company can be used against withholding taxes.

However, in order to provide evidence of their tax residence, foreign holders of our ADSs or of our shares of common stock must send to Banco de Chile a certificate of residence issued by their local tax authority.

Law No. 21,210 established a legal rule whereby, in the absence of proof to the contrary, the residence of the non-resident shareholders is accredited in the calendar business year by the issuance of a certificate of residence by the tax authority of the respective country of residence. This certificate must be legalized or apostilled and valid at the moment of the distribution of dividends, otherwise the Tax credit will be 65%. In December 2020, the Chilean Internal Revenue Service issued the Exempt Resolution No. 151, which sets the validity of the certificate of residence which will be as defined in the certificate and, in cases where it is not specified in the certificate, it will be valid according to the rules of the country in which it was issued, and in the absence of background information to establish the validity of the certificate, it will be deemed to be valid only until the last day of the issuance year. If the Chilean Internal Revenue Service can validate the certificate with the foreign tax authority by internet or other technological means, it will not be necessary to legalize or apostille the certificate.

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

1 In cases where a Double Taxation Avoidance Treaty has only been signed but not yet ratified, Law No. 20.899, enacted on February 8, 2016, established a temporary extension of the use of 100% of corporate tax credit up to 2019. Subsequently, Law No. 21,047 enacted on November 23, 2017 extended the previously mentioned exemption until December 31, 2021. And, finally, Law No. 21,210 further extended this benefit up to 2026, with regard to Double Taxation Treaties signed through January 1, 2020, which is the case with the United States.

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

Finally, an exemption regime is available for capital gains produced by the sale of actively traded stocks (under definitions established by the Chilean IRS) provided that the following requirements established by Article N° 107 of the Chilean Income Tax Law are met:

a)	The seller must have acquired the shares: (i) on a Chilean stock exchange authorized by the CMF; or (ii) pursuant to a regulated tender offer carried out according to Title XXV of the Chilean Securities Market Law; or (iii) at the time of incorporation of the corporation or pursuant to a capital increase; or (iv) pursuant to the exchange of public traded securities convertible in shares (in this case the acquisition cost of the shares corresponds to the exchange price); or (v) in a redemption of securities from mutual funds.

In regards to shares acquired in a capital increase process (as mentioned in (iii) above) before the company was publicly listed, only the greatest amount between the portion which exceeds the price of the offering on the stock exchange (closing price on the first day of transactions for the IRS) and the book value on the prior day will be exempted;

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

Capital gain produced in the sale of 104 Bonds should be exempted from Chilean taxes regardless of whether they are traded on a Chilean stock exchange in a continuous auction system, or over the counter.

The governmental bonds included in a list made by the Treasury Department qualify as 104 Bonds (even if some of the requirements mentioned above are not met) and are suitable for a tax exemption, regardless of its trading system, by virtue of Supreme Decree N° 471 of March 25, 2014.

According to the Chilean Income Tax Law, bonds and other debt instruments issued in Chile by Chilean companies are deemed to be located in Chile and therefore, sourced in Chile for income tax purposes.  Therefore, the capital gains arising from their sale is subject to Chilean taxes, even if the seller is a non- resident.  Also, interests arising from debt securities issued through offshore permanent establishments are deemed to be sourced in Chile.

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

Stamp duties are applied only to documented money credit operations. The tax rate varies depending on the transaction: (i) 0.332% flat fee for operations on demand and (ii) 0.066% per month with a 0.8% cap for operations subject to a maturity date.

Other Relevant Aspects

Law No. 21,210 mainly focuses on: (i) entrepreneurship promotion measures by providing SMEs with a special tax regime based on total integration and a statutory tax rate of 25%, as opposed to the general tax regime applicable for large companies and corporations, which will continue to be subject to a semi-integrated system with a statutory corporate tax rate of 27%, (ii) initiatives to promote private investment by introducing instantaneous or accelerated depreciation for fixed-assets, reducing the time frame to receive reimbursements of VAT paid on fixed-assets while reducing or eliminating property taxes paid by elderly people, (iii) raising taxes on properties that exceed U.S.$500,000 in assessed value, incorporating a regional green tax of 1% levied on investment projects exceeding U.S.$10 million in capital expenditures that were subject to environmental approval, and lowering tax benefits on capital gains obtained in stock markets, (iv) the creation of a Taxpayer Protection & Advisory Agency, which aims to be a counterpoint to the Chilean Internal Revenue Service on taxation matters, and (v) the introduction of a digital approach, which considers both the compulsory use of electronic bill and invoices, aimed at reducing tax evasion, and the imposition of VAT on digital services rendered from foreign countries.

Aside from the changes that have been mentioned previously, the new law increased personal taxes for Chilean residents. In fact, a new tax bracket of 40% was added for higher-income individuals, maintaining a bracket of 35% for the immediately lower segment. This modification became effective on January 1, 2020 and will levied on annual personal income exceeding UTA 310 (approximately U.S.$266,900).

Also, starting January 1, 2016, the Stamp Tax rate increased from 0.4% to 0.8%, which mainly affects loans and financing. On April 2, 2020, however, the Chilean Government enacted Law No. 21,225 with the purpose of arranging an Emergency Plan in order to mitigate the effects of COVID-19 on the local economy. This plan is composed of various economic and tax measures to ensure liquidity in the local financial system and financing to SMEs and corporations. One of these measures was a temporary reduction of the Stamp Tax to 0% for all lending operations between April and September 2020.

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

The ADSs are listed on the NYSE and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Moreover, as discussed below under “—Passive Foreign Investment Companies,” we believe that we will not be treated as a PFIC for U.S. federal income tax purposes with respect to our 2020 and current taxable year, and based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, relevant market and shareholder data and our current business plans, we do not anticipate becoming a PFIC in the future. However, there can be no assurance in this regard because the PFIC determination is made annually and is based on the portion of our assets (including goodwill) and income that is characterized as passive under the PFIC rules and our continued qualification for an exception to the PFIC rules for certain foreign banks.

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

If we are treated as a PFIC, the rules described in the foregoing paragraph can be avoided by a U.S. Holder that makes a “mark-to-market” election. A U.S. Holder may make a mark-to-market election for ADSs or shares of our common stock (but not for the shares of any Lower-tier PFIC) if such ADSs or shares of our common stock constitute “marketable stock” as defined in the U.S. Treasury regulations. ADSs and shares of our common stock will be marketable stock if they are regularly traded on a “qualified exchange or other market” within the meaning of the U.S. Treasury regulations. The ADSs are listed on the NYSE and will qualify as regularly traded on an established securities market so long as they are so listed. No assurance can be given, however, that our common stock will be considered regularly traded on an established securities market. In particular, it is unclear whether the Santiago Stock Exchange and the Bolsa Electrónica de Chile would meet the requirements for a “qualified exchange or other market.” A U.S. Holder electing the mark-to-market regime generally would compute gain or loss at the end of each taxable year as if the ADSs or shares of our common stock had been sold at fair market value. Any gain recognized by the U.S. Holder under mark-to-market treatment, or on an actual sale, would be treated as ordinary income, and the U.S. Holder would be allowed an ordinary deduction for any decrease in the value of its ADSs or shares of our common stock as of the end of any taxable year, and for any loss recognized on an actual sale, but only to the extent, in each case, of previously included mark-to-market income not offset by previously deducted decreases in value. Any loss on an actual sale of ADSs or shares of our common stock would be a capital loss to the extent in excess of previously included mark-to-market income not offset by previously deducted decreases in value. A U.S. Holder’s adjusted tax basis in its ADSs or shares of our common stock will be increased by the amount of income inclusion and decreased by the amount of deductions under the mark-to-market rules. U.S. Holders should be aware, however, that if we are determined to be a PFIC, the interest charge regime described above could be applied to indirect distributions or gains deemed to be attributable to U.S. Holders in respect of any of our Lower-tier PFICs, and the mark-to-market election generally would not be effective for such Lower-tier PFICs.

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

For quantitative and qualitative information related to market risk, see Note 42 to our audited consolidated financial statements as of and for the year ended December 31, 2020 appearing elsewhere in this annual report.

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

Payments by the Depositary

The Depositary has agreed to reimburse us for certain reasonable expenses related to the ADS program, subject to a cap agreed between the Depositary and us.  These reimbursable expenses currently include, but are not limited to, legal fees, NYSE listing fees, investor relations servicing, investor related presentations, ADR-related advertising and public relations in those jurisdictions in which the ADRs may be listed or otherwise quoted for trading, and accountants’ fees in relation to our regulatory filings. During the year ended December 31, 2020, we received gross reimbursements from the depositary for an amount of U.S.$76,584.01.

Please refer to Exhibits 2.1, 2.2 and 2.3 to this annual report for the remaining information relating to our American Depositary Shares required by Item 12 of Form 20-F.

Part II

Item 13	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15	Controls and Procedures

(a) Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2020.

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

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2020. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO – 2013 framework) in Internal Control-Integrated Framework.

Based on our assessment and those criteria, management believes that the company maintained effective internal control over financial reporting as of December 31, 2020.

(c) Report of Independent Registered Public Accounting Firm on Internal Controls

Ernst & Young Servicios Profesionales de Auditoría y Asesorías SpA (“EY Audit SpA”), the independent registered public accounting firm that has audited our financial statements, has issued an attestation report on our internal control over financial reporting as of December 31, 2020. This attestation report appears on page F-3 of our audited consolidated financial statements as of and for the year ended December 31, 2020.

(d) Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2020 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A	Audit Committee Financial Expert

Our board of directors has determined that Mr. Alfredo Ergas, a member of our directors/audit committee who satisfies the independence requirements of both Chilean law and Rule 10A-3 under the Exchange Act, qualifies as an “audit committee financial expert” pursuant to the Instruction to paragraph (a) of this Item 16A. Mr. Ergas possesses vast financial experience evidenced by the fact that he was the Regional Chief Financial Officer and Controller at Enersis, Chief Financial Officer at Endesa Chile and Smartcom and Head of the Money Desk at Santiago S.A. Corredores de Bolsa. He is also chairman at Transportadora de Gas del Peru and member of the board of directors at Grupo Costanera S.A., Transelec and Ibest. Further, Mr. Ergas is chairman of the Advisory Committee of the Treasury and Faculty of Business and Economics at Universidad Chile, where he is also a professor of finance. He holds a business administration degree from Universidad de Chile and an MBA from Trium Global Executive, jointly issued by New York University, the London School of Economics and Political Science and the HEC Paris School of Management.

Item 16B	Code of Ethics

In 2008, we adopted a new Code of Ethics, as defined in Item 16B of Form 20-F under the Exchange Act, which we frequently revise and update, and which was last updated in April 2019. The Code of Ethics applies to directors and consultants of our Board, to our chief executive officer, chief financial officer, principal accounting officer and persons performing similar functions, and to all other employees without exception. A current copy of the Code of Ethics, also referred herein as the Code of Professional Ethics, is filed as Exhibit 11.1 to this annual report.

The Code of Ethics is available to the general public on our web page at www.bancochile.cl.

Item 16C	Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, EY Audit SpA, during the fiscal years ended December 31, 2018, 2019 and 2020:

	Year ended December 31,
	2018		2019		2020
	(in millions of Ch$)
Audit fees	Ch$	756	Ch$	817	Ch$	772
Audit-related fees		–		–		–
Tax fees		42		21		22
Other fees		129		182		–
Total fees	Ch$	927	Ch$	1,020	Ch$	794

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

“Audit-related fees” in the above table are the aggregate fees billed by EY Audit SpA for assurance and related services that are reasonably related to the performance of the audit or review of the Bank’s financial statements and are not reported under “audit fees.” Services such as (i) attestation reports not required by statute or regulations and (ii) merger and acquisition due diligence are included in this line item. During 2018, 2019 and 2020, there were no such services rendered.

“Tax fees” in the above table are the aggregate fees billed by EY Audit SpA for permitted tax advisory and tax compliance services.

“All Other fees” in the above table are fees incurred in 2018, 2019 and 2020 related to certain consulting services such as: (i) operational risk assessment, (ii) foreign regulations compliance, and (iii) advisory services.

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

Mr. Raúl Anaya E. serves on our directors/audit committee in reliance upon the exemption from the independence requirements contained in Rule 10A-3(b)(1)(iv)(D). We do not believe that such reliance would materially adversely affect the ability of the directors/audit committee to act independently and to satisfy the other requirements of Rule 10A-3.

Item 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

We did not make any purchases of our previously issued shares during the fiscal year ended December 31, 2020.

Item 16F	Change in Registrant’s Certifying Accountant

Not Applicable.

Item 16G	Corporate Governance

Pursuant to Section 303A.11 of the Listed Company Manual of the NYSE, we are required to provide a summary of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the NYSE listing standards. We are a Chilean bank with shares listed on the Santiago Stock Exchange, the Chilean Electronic Stock Exchange and ADSs listed on the New York Stock Exchange. Our corporate governance practices are governed by our bylaws, the General Banking Act, the Chilean Corporations Law, the Securities Market Law, and the regulations issued by the CMF. Therefore, you may not have the same protections afforded to shareholders of U.S. companies under the NYSE listing standards.

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
Under the Chilean Corporations Law, there are several factors that must be observed in order to determine whether a director is deemed to be independent. These factors are included in Article 50 bis of the Chilean Corporations Law. In addition, under the regulations of the CMF, members of the directors/audit committee must satisfy international independence criteria set forth by our board of directors.

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
Code of Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. §303A.10

We have adopted a code of ethics applicable to all of our executive officers, employees, directors and advisors to our board of directors, a version of which is filed as an exhibit to this Form 20-F. We are required by Item 16B of Form 20-F to disclose any waivers granted to our chief executive officer, chief financial officer, principal accounting officer and persons performing similar functions. Our Code of Ethics sets forth the principles and values that govern personnel conduct as well as other issues such as conflicts of interests, usage of privileged information, internal controls for fraud prevention and labor responsibility, among others.

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

Consolidated Financial Statements

BANCO DE CHILE AND SUBSIDIARIES

December 31, 2019 and 2020

Ch$or CLP	=	Chilean pesos
MCh$	=	Millions of Chilean pesos
US$or USD	=	U.S. dollars
ThUS$	=	Thousands of U.S. dollars
JPY	=	Japanese yen
EUR	=	Euro
HKD	=	Hong Kong dollars
CHF	=	Swiss franc
PEN	=	Peruvian sol
AUD	=	Australian dollar
NOK	=	Norwegian krone
UF or CLF	=	Unidad de fomento
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

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Banco de Chile

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Banco de Chile and subsidiaries (the “Bank”) as of December 31, 2020 and 2019, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements“). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Bank as of December 31, 2020 and 2019, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Bank's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 29, 2021 expressed an unqualified opinion thereon.

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

Critical audit matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for loan losses

Description of the matter

At December 31, 2020, the Bank’s allowance for individual, grouped loan losses and contingent loan risk (ALL) was Ch$ 301,730 million, Ch$ 534,835 million and Ch$ 98,181 million, respectively. As discussed in Note 2 (i) (vii) to the consolidated financial statements, the allowance is calculated using an expected credit loss model (ECL). This allowance represents a probability-weighted amount, which is determined by evaluating a range of possible outcomes and reasonable and supportable information about past events, current conditions and forecasts of future market and economic conditions (Forward looking information – FLI). The allowance is based on the ECL associated with the probability of default in the next twelve months unless there has been a significant increase in credit risk (SICR) since origination or there is objective evidence of impairment. In those cases, the allowance is based on the change in the ECL over the life of the financial instrument.

Auditing the allowance for loan losses involves increased complexity and significant auditor judgement, as the process for the assessment of indicators of impairment includes multiple variables, estimates and involves significant judgment, including SICR and FLI. Significant assumptions and judgments with respect to the estimation of the allowance for credit losses includes the determination of significant changes in credit risk (SICR), the forecast of multiple alternative economic scenarios and the probability weighting of those scenarios (FLI) as well as the application of management’s expert credit risk knowledge and judgment. Those assumptions are forward-looking and could be affected by future economic and market conditions.

How we addressed the matter in our audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of the Bank’s controls, including those related to information systems used in the determination of the allowance for credit losses. For example, we tested controls over the identification of indicators of impairment, the determination of significant changes in credit risk, and management’s review and approval of models used to calculate the ALL, including the data inputs and outputs of those models. We also tested controls over the risk-rating process, and the governance and oversight controls over the review of the overall ECL.

To test the ALL for grouped, individual and contingent loans, our audit procedures included, among others, involving our credit risk modelling specialists to assist in assessing the methodology and assumptions used to estimate ECL; assessing significant changes in credit risk triggers, including the impacts of COVID-19; evaluating management’s forecasting methodology and comparing management’s forward-looking information to publicly available information from independent sources; evaluating the scenario probability weights used in the ECL models; performing independent recalculations and testing the completeness and accuracy of underlying data used in the measurement of the ECL. We also assessed the adequacy of the related financial statements’ disclosures.

/s/EY Audit SpA

We have served as the Bank’s auditor since 2002.

Santiago, Chile

April 29, 2021

EY Chile Avda. Presidente Riesco 5435, piso 4, Santiago	Tel: +56 (2) 2676 1000 www.eychile.cl

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Banco de Chile

Opinion on Internal Control Over Financial Reporting

We have audited Banco de Chile and subsidiaries’ internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Banco de Chile and subsidiaries (the “Bank”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Bank as of December 31, 2020 and 2019, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes and our report dated April 29, 2021 expressed an unqualified opinion thereon.

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

/s/EY Audit SpA

Santiago, Chile

April 29, 2021

BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2019 and 2020
(Expressed in millions of Chilean pesos unless otherwise specified)

		2019	2020	2020
	Notes	MCh$	MCh$	ThUS$
ASSETS
Cash and due from banks	6	2,392,166	2,560,216	3,596,314
Transactions in the course of collection	6	331,420	163,252	229,319
Financial assets held-for-trading	7	1,872,355	4,666,156	6,554,510
Investment under resale agreements	8	142,329	76,407	107,328
Derivative instruments	9	2,786,215	2,618,004	3,677,488
Loans and advances to banks	10	1,140,081	2,939,198	4,128,667
Loans to customers at amortized cost	11	29,384,039	30,101,583	42,283,443
Financial assets at fair value through other comprehensive income	12	1,366,343	1,068,153	1,500,426
Investments in other companies	13	48,442	42,338	59,472
Intangible assets	14	91,717	94,111	132,197
Property and equipment	15	220,262	217,928	306,122
Leased assets	15	150,665	118,829	166,918
Investments properties	16	13,190	12,833	18,026
Current tax assets	17	357	22,949	32,236
Deferred tax assets, net	17	231,293	292,517	410,896
Other assets	18	843,000	556,486	781,691
TOTAL ASSETS		41,013,874	45,550,960	63,985,053
LIABILITIES
Current accounts and other demand deposits	19	11,326,133	15,167,229	21,305,280
Transactions in the course of payments	6	98,869	882,944	1,240,264
Obligations under repurchase agreements	8	308,734	288,917	405,839
Saving accounts and time deposits	20	10,856,618	8,899,541	12,501,111
Derivative instruments	9	2,818,421	2,841,653	3,991,646
Borrowings from financial institutions	21	1,563,277	3,669,753	5,154,872
Debt issued	22	8,813,414	8,593,595	12,071,351
Other financial obligations	23	156,229	191,713	269,298
Lease liabilities	15	146,013	115,017	161,563
Current tax liabilities	17	76,289	311	437
Provisions	24	203,374	237,620	333,783
Employee benefits	25	109,075	111,243	156,262
Other liabilities	26	631,667	554,343	778,681
TOTAL LIABILITIES		37,108,113	41,553,879	58,370,387
EQUITY
Attributable to equity holders of the parent:
Capital		2,418,833	2,418,833	3,397,715
Reserves		954,470	965,140	1,355,724
Other comprehensive income		(44,101)	(42,776)	(60,087)
Retained earnings:
Retained earnings from previous periods		150,716	393,186	552,305
Income for the year		603,744	401,629	564,165
Less:
Provisions for minimum dividend		(177,902)	(138,932)	(195,157)
SUBTOTAL EQUITY		3,905,760	3,997,080	5,614,665
Non-controlling interest		1	1	1
TOTAL EQUITY	28	3,905,761	3,997,081	5,614,666
TOTAL LIABILITIES AND EQUITY		41,013,874	45,550,960	63,985,053

The accompanying notes 1 to 44 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
As of December 31, 2018, 2019 and 2020
(Expressed in millions of Chilean pesos unless otherwise specified)

		2018	2019	2020	2020
	Notes	MCh$	MCh$	MCh$	ThUS$

A. CONSOLIDATED STATEMENT OF INCOME
Interest revenue	29	2,000,617	2,113,548	1,876,795	2,636,318
Interest expense	29	(679,640)	(742,270)	(560,007)	(786,637)
Net interest income		1,320,977	1,371,278	1,316,788	1,849,681

Income from fees and commissions	30	505,114	589,172	562,146	789,642
Expense from fees and commissions	30	(145,159)	(131,870)	(116,178)	(163,194)
Net fees and commissions income		359,955	457,302	445,968	626,448

Net financial operating income	31	117,142	113,437	(11,279)	(15,844)
Foreign exchange transactions, net	32	2,701	30,886	156,662	220,062
Other operating income	37	45,295	32,315	26,671	37,465
Total operating revenues		1,846,070	2,005,218	1,934,810	2,717,812

Provision for Expected Credit losses	33	(249,771)	(331,601)	(547,106)	(768,515)
OPERATING REVENUES, NET OF PROVISIONS FOR LOAN LOSSES		1,596,299	1,673,617	1,387,704	1,949,297

Personnel expenses	34	(440,630)	(475,599)	(457,176)	(642,191)
Administrative expenses	35	(331,477)	(329,705)	(318,881)	(447,929)
Depreciation and amortization	36	(37,681)	(70,541)	(73,357)	(103,044)
Impairment property and equipment	36	(334)	(2,555)	(1,661)	(2,333)
Other operating expenses	38	(29,586)	(23,850)	(26,677)	(37,474)
TOTAL OPERATING EXPENSES		(839,708)	(902,250)	(877,752)	(1,232,971)

NET OPERATING INCOME		756,591	771,367	509,952	716,326

Income attributable to associates	13	6,811	6,039	(5,099)	(7,163)
Income before income taxes		763,402	777,406	504,853	709,163
Income taxes	17	(159,768)	(173,661)	(103,223)	(144,997)
NET INCOME FOR THE YEAR		603,634	603,745	401,630	564,166

Attributable to:
Equity holders of the parent		603,633	603,744	401,629	564,165
Non-controlling interest		1	1	1	1

Net income per share from continued operations attributable to equity holders of the parent:	28	Ch$	Ch$	Ch$	US$
Basic net income per share		5.98	5.98	3.98	0.01
Diluted net income per share		5.98	5.98	3.98	0.01

The accompanying notes 1 to 44 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
As of December 31, 2018, 2019 and 2020
(Expressed in millions of Chilean pesos unless otherwise specified)

		2018	2019	2020	2020
	Notes	MCh$	MCh$	MCh$	ThUS$
B. CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME

NET INCOME FOR THE YEAR		603,634	603,745	401,630	564,166

Other comprehensive income that will be reclassified subsequently to profit or loss

Net unrealized gains (losses):
Net change in unrealized gains (losses) on financial instruments at fair value through OCI	12	(13,878)	15,969	(8,540)	(11,996)
Gains and losses on derivatives held as cash flow hedges	9	(30,943)	(37,546)	10,358	14,550
Cumulative translation adjustment		—	—	—	—
Subtotal Other comprehensive income before income taxes		(44,821)	(21,577)	1,818	2,554

Income tax		12,112	5,810	(493)	(693)

Total other comprehensive income items that will be reclassified subsequently to profit or loss		(32,709)	(15,767)	1,325	1,861

Other comprehensive income that will not be reclassified subsequently to profit or loss

Actuarial gains (losses)		(127)	(247)	(91)	(128)

Subtotal other comprehensive income before income taxes		(127)	(247)	(91)	(128)

Income taxes		35	66	25	35

Total other comprehensive income items that will not be reclassified subsequently to profit or loss		(92)	(181)	(66)	(93)

Subtotal other comprehensive income		(32,801)	(15,948)	1,259	1,768

TOTAL CONSOLIDATED COMPREHENSIVE INCOME		570,833	587,797	402,889	565,934

Attributable to:
Equity holders of the parent		570,832	587,796	402,888	565,933
Non-controlling interest		1	1	1	1

The accompanying notes 1 to 44 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the years ended December 31, 2018, 2019 and 2020
(Expressed in millions of Chilean pesos unless otherwise specified)

			Reserves		Other comprehensive income			Retained earnings
		Paid-in capital	Other reserves	Reserves from earnings	Unrealized gains (losses) on financial assets at FV through OCI	Cumulative translation adjustment	Cash flow hedge adjustment	Retained earnings from previous periods	Income for the year	Provision for minimum dividends	Attributable to equity holders of the parent	Non-controlling interest	Total equity
	Notes	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2018		2,271,401	99,093	710,464	13,770	—	(9,394)	(1,989)	572,080	(172,804)	3,482,621	1	3,482,622
Capitalization of retained earnings		147,432	—	—	—	—	—	—	(147,432)	—	—	—	—
Other retention (release) earnings		—	—	50,569	—	—	—	—	(50,569)	—	—	—	—
Dividends distributions and paid	28	—	—	—	—	—	—	—	(374,079)	172,804	(201,275)	(1)	(201,276)
Defined benefit plans adjustment		—	(92)	—	—	—	—	—	—	—	(92)	—	(92)
Valuation adjustment on financial assets at FV through OCI (net)	28	—	—	—	(10,121)	—	—	—	—	—	(10,121)	—	(10,121)
Cash flow hedge adjustment, net	28	—	—	—	—	—	(22,589)	—	—	—	(22,589)	—	(22,589)
Income for the year	28	—	—	—	—	—	—	—	603,633	—	603,633	1	603,634
Provision for minimum dividends	28	—	—	—	—	—	—	—	—	(178,462)	(178,462)	—	(178,462)
Balances as of December 31, 2018		2,418,833	99,001	761,033	3,649	—	(31,983)	(1,989)	603,633	(178,462)	3,673,715	1	3,673,716
Restated balances as of January 1, 2019		2,418,833	99,001	761,033	3,649	—	(31,983)	(1,989)	603,633	(178,462)	3,673,715	1	3,673,716
Retention of earnings	28	—	—	—	—	—	—	152,705	(152,705)	—	—	—	—
Other retention (release) earnings		—	—	94,617	—	—	—	—	(94,617)	—	—	—	—
Defined benefit plans adjustment	28	—	(181)	—	—	—	—	—	—	—	(181)	—	(181)
Dividends distributions and paid	28	—	—	—	—	—	—	—	(356,311)	178,462	(177,849)	(1)	(177,850)
Valuation adjustment on financial assets at FV through OCI (net)	28	—	—	—	11,641	—	—	—	—	—	11,641	—	11,641
Cash flow hedge adjustment, net	28	—	—	—	—	—	(27,408)	—	—	—	(27,408)	—	(27,408)
Income for the year	28	—	—	—	—	—	—	—	603,744	—	603,744	1	603,745
Provision for minimum dividends	28	—	—	—	—	—	—	—	—	(177,902)	(177,902)	—	(177,902)
Balances as of December 31, 2019		2,418,833	98,820	855,650	15,290	—	(59,391)	150,716	603,744	(177,902)	3,905,760	1	3,905,761
Restated balances as of January 1, 2020		2,418,833	98,820	855,650	15,290	—	(59,391)	150,716	603,744	(177,902)	3,905,760	1	3,905,761
Retention of earnings	28	—	—	—	—	—	—	242,470	(242,470)	—	—	—	—
Other retention (release) earnings		—	—	10,736	—	—	—	—	(10,736)	—	—	—	—
Defined benefit plans adjustment	28	—	(66)	—	—	—	—	—	—	—	(66)	—	(66)
Dividends distributions and paid	28	—	—	—	—	—	—	—	(350,538)	177,902	(172,636)	(1)	(172,637)
Valuation adjustment on financial assets at FV through OCI (net)	28	—	—	—	(6,236)	—	—	—	—	—	(6,236)	—	(6,236)
Cash flow hedge adjustment, net	28	—	—	—	—	—	7,561	—	—	—	7,561	—	7,561
Income for the year	28	—	—	—	—	—	—	—	401,629	—	401,629	1	401, 630
Provision for minimum dividends	28	—	—	—	—	—	—	—	—	(138,932)	(138,932)	—	(138,932)
Balances as of December 31, 2020		2,418,833	98,754	866,386	9,054	—	(51,830)	393,186	401,629	(138,932)	3,997,080	1	3,997,081

The accompanying notes 1 to 44 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2018, 2019 and 2020
(Expressed in millions of Chilean pesos unless otherwise specified)

		2018	2019	2020	2020
	Notes	MCh$	MCh$	MCh$	ThUS$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the year		603,634	603,745	401,630	564,166
Items that do not represent cash flows:
Depreciation and amortization	36	37,681	70,541	73,357	103,044
Impairment property and equipment	36	334	2,555	1,661	2,333
Provision for Expected Credit losses	33	309,861	376,153	520,307	730,871
Provisions for contingent loan risks	33	2,041	(45)	73,210	102,837
Fair value adjustment of financial assets held-for-trading		(663)	294	(909)	(1,277)
Provision for deferred income taxes	17	11,435	(58,733)	(58,895)	(82,729)
Income attributable to associates	13	(6,811)	(6,039)	5,099	7,163
Net gain on sales of assets received in lieu of payment	37	(3,650)	(2,560)	(3)	(4)
Net gain loss on sales of property and equipment		(3,632)	(90)	(30)	(42)
Other charges (credits) to income that do not represent cash flows		(4,990)	9,477	27,110	38,081
Net changes in exchange rate, interest and fees accrued on assets and liabilities		43,982	146,774	(7,117)	(9,997)

Changes in assets and liabilities that affect operating cash flows:
(Increase) decrease in loans and advances to banks, net		(734,330)	354,308	(1,800,134)	(2,528,633)
(Increase) decrease in loans to customers at amortized cost		(2,686,038)	(2,342,112)	(1,140,644)	(1,602,253)
(Increase) decrease in financial assets held-for-trading, net		(121,167)	149,292	(2,793,801)	(3,924,429)
(Increase) decrease in other assets and liabilities		(155,624)	129,119	304,426	427,625
Increase (decrease) in current accounts and other demand deposits		668,521	1,738,840	3,843,145	5,398,434
Increase (decrease) in transactions from reverse repurchase agreements		98,570	1,711	(33,488)	(47,040)
Increase (decrease) in saving accounts and time deposits		579,827	184,946	(1,901,014)	(2,670,339)
Proceeds from sale of assets received in lieu of payment		26,274	30,795	13,730	19,286
Total cash flows from operating activities		(1,334,745)	1,388,971	(2,472,360)	(3,472,903)

CASH FLOWS FROM INVESTING ACTIVITIES:
(Increase) decrease in financial assets at fair value through other comprehensive income		464,060	(301,175)	285,558	401,121
Payments for lease agreements	15	—	(29,374)	(28,705)	(40,322)
Net changes in leased assets	15	—	(1,725)	(847)	(1,190)
Purchases of property and equipment	15	(28,065)	(43,512)	(28,471)	(39,993)
Proceeds from sales of property and equipment		3,640	92	401	563
Purchases of intangible assets	14	(23,512)	(20,928)	(18,631)	(26,171)
Investments in other companies	13	—	(671)	—	—
Dividends received from investments in other companies	13	411	552	1,001	1,406
Total cash flows from investing activities		416,534	(396,741)	210,306	295,414

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of mortgage financial bonds		(4,388)	(3,268)	(2,382)	(3,346)
Proceeds from bond issuances	22	2,157,587	2,625,176	889,135	1,248,961
Redemption from bond issuances		(1,436,232)	(1,546,572)	(1,221,026)	(1,715,165)
Dividends paid	28	(374,079)	(356,311)	(350,538)	(492,398)
Increase (decrease) in borrowings from foreign financial institutions		320,635	44,755	(999,925)	(1,404,586)
Increase (decrease) in other financial obligations		(8,753)	42,664	52,683	74,003
Increase (decrease) in borrowings from Central Bank of Chile		(1)	—	3,110,600	4,369,434
Other long-term borrowings		15	—	—	—
Payment of other long-term borrowings		(9,814)	(4,005)	(16,963)	(23,827)
Total cash flows from financing activities		644,970	802,439	1,461,584	2,053,076

TOTAL NET POSITIVE (NEGATIVE) CASH FLOWS FOR THE YEAR		(273,241)	1,794,669	(800,470)	(1,124,413)
Net effect of exchange rate changes on cash and cash equivalents		116,121	34,299	(34,366)	(48,274)
Cash and cash equivalents at beginning of year		1,438,398	1,281,278	3,110,246	4,368,937
Cash and cash equivalents at end of year	6	1,281,278	3,110,246	2,275,410	3,196,250
Supplemental disclosure of cash flow information:
Cash received (paid ) during the year for:
Income taxes (paid) received		20,513	(6,514)	(70,686)	(99,292)
Interest received		1,881,766	2,010,563	1,777,086	2,496,258
Interest paid		(400,686)	(460,115)	(505,557)	(710,152)

The accompanying notes 1 to 44 are an integral part of these consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Company Information:

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

Banco de Chile offers a broad range of banking services to its customers, ranging from individuals to large corporations. Additionally, the Bank offers international as well as treasury banking services. The Bank’s subsidiaries provide other services including securities brokerage, mutual fund management, factoring, insurance brokerage and financial advisory services.

Banco de Chile’s legal address is Ahumada 251, Santiago, Chile and its website is www.bancochile.cl.

The consolidated financial statements of the Bank for the year ended December 31, 2020 were authorized for issuance in accordance with the directors’ resolution on April 29, 2021.

2.	Summary of Significant Accounting Policies:

(a)	Basis of preparation:

The Bank’s consolidated financial statements for the years 2018, 2019 and 2020 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

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

The Financial Statements of Banco de Chile as of and for the years ended December 31, 2019 and 2020 have been consolidated with those of its subsidiaries. The financial statements of the Bank’s subsidiaries are prepared for the same reporting year as for Banco de Chile, using consistent accounting policies.

(i)	Subsidiaries

Consolidated Financial Statements as of December 31, 2019 and 2020 incorporate financial statements of the Bank and its subsidiaries. According IFRS 10 –“Consolidated Financial Statements”, control requires exposure or rights to variable returns and the ability to affect those returns through power over an investee. Specifically the Bank has power over the investee when it has existing rights that give it the ability to direct the relevant activities of the investee.

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

The following table details the entities in which the Bank, directly or indirectly – owns a controlling interest and that are therefore consolidated in these financial statements:

			Functional	Interest Owned
RUT	Subsidiaries	Country	Currency	Direct		Indirect		Total
				2019	2020	2019	2020	2019	2020
				%	%	%	%	%	%
96,767,630-6	Banchile Administradora General de Fondos S.A.	Chile	Ch$	99.98	99.98	0.02	0.02	100.00	100.00
96,543,250-7	Banchile Asesoría Financiera S.A.	Chile	Ch$	99.96	99.96	—	—	99.96	99.96
77,191,070-K	Banchile Corredores de Seguros Ltda.	Chile	Ch$	99.83	99.83	0.17	0.17	100.00	100.00
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Ch$	99.70	99.70	0.30	0.30	100.00	100.00
96,932,010-K	Banchile Securitizadora S.A. (*)	Chile	Ch$	99.01	99.01	0.99	0.99	100.00	100.00
96,645,790-2	Socofin S.A.	Chile	Ch$	99.00	99.00	1.00	1.00	100.00	100.00

(*)	See Note No. 44.

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

As of December 31, 2019 and 2020, the Bank does not control and therefore does not consolidate any SPEs.

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

Assets and liabilities in foreign currencies are shown at their equivalent value in Chilean pesos, calculated using the following exchange rates as of December 31, 2019 and 2020: Ch$751.88 and Ch$711.90 to US$1, Ch$6.91 and Ch$6.89 per JPY1, Ch$843.31 and Ch$874.28 per EUR1.

The gain of MCh$156,662 (MCh$30,886 in 2019) for net foreign exchange income shown in the Consolidated Statement of Income includes recognition of the effects of exchange rates variations on assets and liabilities in foreign currency or indexed to exchange rates, and the result of foreign exchange transactions conducted by the Bank and its subsidiaries.

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

Some accounting matters particularly involve uncertainties and therefore require a considerable degree of estimation and critical judgment when applying accounting policies. Details on the use of estimates and judgment and their effect on the amounts recognized in the Financial Statements are included in the following notes:

-	Impairment of loans (Notes No. 10, No. 11 and No. 33)

-	Impairment of instruments at fair value through OCI (Notes No. 12 and No. 33)

-	Impairment of contingent loan risks (Notes No. 24 and No. 33)

-	Useful lives of intangible assets, property and equipment and leased assets and lease liabilities and investment properties (Notes No. 14, No. 15 and No. 16)

-	Goodwill valuation (Note No. 14)

-	Deferred taxes and income taxes (Note No. 17)

-	Provisions (Note No. 24)

-	Employee benefits (Note No. 25)

-	Commitments and contingencies (Note No. 27)

-	Fair value of financial assets and liabilities (Note No. 40)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(h)	Financial asset and liability valuation criteria:

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

(i)	Due from banks, Loans to customers, Financial investments at amortized cost

The Bank measure due from banks, loans to customers and other financial investments at amortized cost as long as the following conditions are met:

-	The financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows from them.

-	The contractual terms of the financial asset give rise on specified dates on which cash flows are to be received and such cash flows are solely payments of principal and interest (SPPI) on the principal amount outstanding.

For classification process, the Bank performs the SPPI test, which assesses the contractual terms of the financial asset to identify whether they meet the SPPI criterion.

‘Principal’ for the purpose of this test is defined as the fair value of the financial asset at initial recognition and may change over the life of the financial asset (for example, if there are repayments of principal or amortization of the premium/discount).

The most significant elements of interest within a lending arrangement are typically the consideration for the time value of money and credit risk. To make the SPPI assessment, the Bank applies judgement and considers relevant factors, such as the currency in which the financial asset is denominated, and the period for which the interest rate is set.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(i)	Financial asset and liability per financial statement line items, continued:

(i)	Due from banks, Loans to customers, Financial investments at amortized cost, continued

In contrast, contractual terms that introduce a more than de minimis exposure to risks or volatility in the contractual cash flows that are unrelated to a basic lending arrangement do not give rise to contractual cash flows that are solely payments of principal and interest on the amount outstanding. In such cases, the financial asset is required to be measured at FVPL.

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

(iii)	Financial assets at FVOCI

(iii.1)	Debt instruments at FVOCI

The Bank applies the new category under IFRS 9 of debt instruments measured through FVOCI when both of the following conditions are met:

-	The instrument is held within a business model whose, objective is to collect contractual cash flows and sell financial assets.

-	The contractual terms of the financial asset meet the SPPI test.

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

The Bank records an allowance for expected credit loss for all loans and other debt financial assets not held at FVPL, together with loan commitments and financial guarantee contracts, all referred to as ‘financial instruments’. Equity instruments are not subject to impairment under IFRS 9.

In this context, and specifically within the scope of the impairment methodology required by IFRS 9, the following key elements are identified among others:

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

Significant increase in risk is determined on a quantitative manner, based on changes in Lifetime Probability of Default (LPD). A loan is impaired whenever LPD at calculation date is significantly greater than LPD estimated at the loan origination date. In order to estimate current LPD, macroeconomic factors and their projections are taken into account. In addition, negative behavior records (delinquency over 60 days, default (considering a 4 month probation period) or written off balances) at the public bureau (reporting entities only, banks under supervision of the local regulator) trigger a transition to stage 2.

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

●	Transitions from stage 2 to stage 1: In order to be upgraded, exposures in stage 2 should not have had a “significant increase in risk” for the last 4 months previous to the reporting date. “Significant increase in risk” is defined in a different manner for Retail exposures (including SMEs) and Wholesale exposures.

Wholesale exposures: an exposure will be considered to have a significant increase in risk if any of the following are true:

-	The client is rated in one of the two last grades of stage 1, having been downgraded during the last 12 months.

-	The client is currently rated in the last grade of stage 1 (even in the case of not having been downgraded).

-	Any of the client’s obligations are past due 60 days or more.

-	Renegotiated loans that have been past due between 30 and 59 days.

Retail exposures: an exposure will be considered to have a significant increase in risk if any of the following are true:

-	The client has rescheduled a loan while it was past due 60 days or more.

-	The exposure is past due 30 days or more.

-	The exposure shows an increase in its default risk, quantitatively defined as follows:

Lifetime PD – PD at inception > Average PD

●	Transitions from stage 3 to stage 2: Probation period is aligned with local statutory accounting, therefore it should accomplish the following criteria:

-	No obligation of the debtor shows a delay in its payment of more than 30 calendar days.

-	Have not been granted new refinancing to pay the obligations.

-	At least one of the payments made includes capital amortization.

-	If the debtor has some credit with partial payments in periods of less than six months, at least two payments have been made.

-	If the debtor must pay monthly instalments for one or more credits, at least four consecutive instalments have been paid.

-	All debtor obligations across the Chilean financial system are current, except for insignificant amounts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(i)	Financial asset and liability per financial statement line items, continued:

(vii)	Impairment of loans, continued:

(vii.6)	The ECL calculation

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

For impairment of loans estimates, Collateral is not accounted as an EAD mitigation factor, but as an LGD driver instead.

(xi)	Modified loans:

When the contractual cash flows of a debt financial instrument are renegotiated or modified, the Bank distinguishes the modifications that originate in financial difficulties of the debtor, from those that are of a commercial nature.

●

Contractual modifications due to financial difficulties of the debtor: These occur when the Bank modifies the contractual conditions originally agreed so that the debtor can comply with its payment obligations. When the modification is substantial, it is recorded as a derecognition and the new loan is valued at fair value, and when the modification is not substantial, the loan is not derecognized, and its amortized cost must be adjusted based on the difference between the book value before the modification and the present value of the flows of the modified operation using the effective interest rate (EIR) of the original credit.

●	Contractual modifications for other commercial reasons: These operations normally respond to general market situations at the time of the modification. Such modifications are treated as a total or partial cancellation of the original operation and the recording of a new operation at fair value.

(j)	Financial and operating leases:

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

−

Other commissions earned: Income generated by currency exchanges, financial advice, use of distribution channels, use of trademark agreement and placement of financial products and cash transfers and recognition of payments associated with commercial alliances, among others, are included. The Bank revenues are recognized at a point in time when performance obligation is satisfied.

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

Estimated useful lives for 2019 and 2020 are as follows:

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

A “Financial Derivative” is a financial instrument whose value changes in response to changes in an observable market variable (such as an interest rate, exchange rate, the price of a financial instrument or a market index, including credit ratings), whose initial investment is very small in relation to other financial instruments with a similar response to changes in market conditions and which is generally settled at a future date.

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

The treatment of secured lending and financing transactions follows the principles laid out above. As of December 31, 2020 and 2019, there were no operations corresponding to securities lending.

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

(i)	a present obligation has arisen from a past event,

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

Contingent credits are understood as operations or commitments in which the Bank assumes a credit risk by committing itself to third parties, in the event of a future event, to make a payment or disbursement that must be recovered from its clients.

The following are classified as contingent credits in the complementary information:

(i)	Guarantees and sureties: Comprises guarantees, sureties and standby letters of credit. In addition it includes payment guarantees for purchases in factoring transactions.

(ii)	Confirmed foreign letters of credit: Corresponds to letters of credit confirmed by the Bank.

(iii)	Documentary letters of credit: Includes documentary letters of credit issued by the Bank, which have not yet been negotiated.

(iv)	Documented guarantee with promissory notes.

(v)	Undrawn credit lines: The unused amount of credit lines that allow customers to draw without prior approval by the Bank (for example, using credit cards or overdrafts in checking accounts).

(vi)	Other credit commitments: Amounts not yet lent under committed loans, which must be disbursed at an agreed future date when events contractually agreed upon with the customer occur, such as in the case of irrevocable lines of credit linked to the progress of projects, or credits for higher studies referred to in Law No. 20,027.

(vii)	Other contingent loans: Includes any other kind of commitment by the Bank which may exist and give rise to lending when certain future events occur. In general, this includes unusual transactions, such as pledges made to secure the payment of loans among third parties or derivative contracts made by third parties that may result in a payment obligation and are not covered by deposits.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(w)	Provisions for minimum dividends:

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

Obligations for this defined benefits plan are valued according to the projected unit credit actuarial valuation method, using inputs such as staff turnover rates, expected salary growth in wages and probability that this benefit will be used, discounted at current long-term rates (3.17% as of December 31, 2019 and 2.31% as of December 31, 2020).

The discount rate used corresponds to the rate of 10-year Bonds in pesos of the Central Bank of Chile (BCP).

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

The basic earnings per share is determined by dividing the net income attributed to the Bank’s owners in a period and the weighted average number of shares outstanding during that period.

Diluted earnings per share are determined similarly to basic earnings, but the weighted average number of outstanding shares is adjusted to take into account the potential dilutive effect of the options on shares, warrants and convertible debt. As of December 31, 2019 and 2020, there are no dilutive items on basic earnings per share.

(aa)	Cash and cash equivalents:

The Consolidated Statement of Cash Flows shows the changes in cash and cash equivalents derived from operating activities, investment and financing activities during the year. The indirect method has been used in the preparation of this statement of cash flows.

For the preparation of Consolidated Financial Statements of Cash Flow the following concepts have been considered:

Cash flows: Inflows and outflows of cash and cash equivalents, such as deposits with the Central Bank of Chile, deposits in domestic banks, and deposits in foreign banks.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(aa)	Cash and cash equivalents, continued:

(i)	Operating activities: corresponds to normal activities of the Bank, as well as other activities that cannot classify, like investing or financing activities.

(ii)	Investing activities: correspond to the acquisition, sale or disposition other forms, of long-term assets and other investments that not include in cash and cash equivalent.

(iii)	Financing activities: corresponds to the activities that produce changes in the amount and composition of the equity and the liabilities that are not included in the operating or investing activities.

(ab)	Segment reporting:

The Bank discloses information by segment in accordance with IFRS 8. The Bank’s operating segments are defined based on its different business units, considering the following factors:

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

Amendments that resulted from improvements to IFRS to the following standards did not have any significant impact on the accounting policies, financial position or performance of the Bank:

IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. Clarified the definition of ‘material’ and align the definition used in the Conceptual Framework and the standards.

IFRS 9 Financial Instruments, IFRS 7 Financial Instruments: Disclosures and IAS 39 Financial Instruments: Recognition and Measurement. Clarified that entities would continue to apply certain hedge accounting requirements assuming that the interest rate benchmark on which the hedged cash flows and cash flows from the hedging instrument are based will not be altered as a result of interest rate benchmark reform.

Amendment to IFRS 16 Leases: The amendment provided lessees with an exemption from assessing whether a COVID-19-related rent concession is a lease modification.

4.	Changes in Accounting policies, Estimates and Disclosures:

In March 2020, COVID-19 was declared as a global pandemic by the World Health Organization. The uncertainty associated with the effects of this pandemic introduces greater complexity in developing reliable estimates.

Accordingly, during this year the Bank’s Management has reviewed the relevant estimates and assumptions related to the expected credit lost models for the retail and wholesale portfolios, adjusting the Probability of Default projection models (forward-looking) and Loss Given Default, with the aim of making them more responsive to the nature of the current economic scenario due the COVID-19 pandemic. In accordance with IAS 8 accounting policies and changes in accounting estimates, the impact of changes in the ECL models and assumptions resulted in an additional charge to income of Ch$154,518 million before taxes.

During the year ended December 31, 2020, there have been no additional accounting changes other than the one mentioned above.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.	Segment Reporting:

For management purposes, the Bank has organized its operations and commercial strategies into four business segments, which are defined in accordance with the type of products and services offered to target customers. These business segments are currently defined as follows:

Retail:	This segment focuses on individuals and small and medium-sized companies (SMEs) with annual sales up to UF 70,000, where the product offering focuses primarily on consumer loans, commercial loans, checking accounts, credit cards, credit lines and mortgage loans.

Wholesale:	This segment focused on corporate clients and large companies, whose annual revenue exceed UF 70,000, where the product offering focuses primarily on commercial loans, checking accounts and liquidity management services, debt instruments, foreign trade, derivative contracts and leases.

Treasury:	This segment includes the associated revenues to the management of the investment portfolio and the business of financial transactions and currency trading.

Transactions with customers carried out by the Treasury are reflected in the respective aforementioned segments. These products are highly transaction-focused and include foreign exchange transactions, derivatives and financial instruments in general, among others.

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

The financial information used to measure the performance of the Bank’s business segments is not necessarily comparable with similar information from other financial institutions because it is based on internal reporting policies. The Bank obtains the majority of its income from: interest, UF indexation and fees and financial operations and changes, discounting provisions for credit risk and operating expenses. Management is mainly focused on these concepts in its evaluation of segment performance and decision-making regarding goals and allocation of resources for each unit individually. Although the results of the segments reconcile with those of the Bank at total level, this is not necessarily the case for all concepts on an individual basis, since the management is measured and controlled in individual form and additionally applies the following criteria:

●	The net interest margin of loans and deposits is obtained aggregating the net financial margins of each individual operation of credit and uptake made by the Bank. For these purposes, the volume of each operation and its contribution margin are considered, which in turn corresponds to the difference between the effective rate of the customer and the internal transfer price established according to the term and currency of each operation. Additionally, the net margin includes the result of interest and indexation from the accounting hedges.

●	Provisions for credit risk are determined at the customer level based on the characteristics of each of their operations. In the case of additional provisions, these are assigned to the different business segments based on the credit risk weighted assets that each segment has.

●	The capital and financial impacts on outcome have been assigned to each segment based on the risk-weighted assets.

●	Operational expenses are reflected at the level of the different functional areas of the Bank. The allocation of expenses from functional areas to business segments is done using different allocation criteria, at the level of the different concepts and expense items.

The Bank did not enter into transactions with any particular customer or third party that collectively generated more than 10% of the Bank’s total income in 2019 and 2020.

Taxes are managed at the consolidated level and are not allocated to business segments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.	Segment Reporting, continued:

	As of December 31, 2018
	Retail	Wholesale	Treasury	Subsidiaries	Subtotal	Reclassifications and adjustments to conform IFRS		Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	Note	MCh$
Net interest income	976,698	356,167	(7,657)	(8,994)	1,316,214	4,763		1,320,977
Net fees and commissions income	184,494	45,576	(3,651)	145,704	372,123	(12,168)		359,955
Other operating income	42,490	62,302	61,803	33,341	199,936	(34,798)		165,138
Total operating revenue	1,203,682	464,045	50,495	170,051	1,888,273	(42,203)	(1)	1,846,070
Provisions for Expected Credit losses	(287,073)	5,545	—	118	(281,410)	31,639	(2)	(249,771)
Depreciation and amortization	(29,621)	(5,029)	(20)	(3,011)	(37,681)	—		(37,681)
Other operating expenses	(563,643)	(152,235)	(3,249)	(105,906)	(825,033)	23,006	(3)	(802,027)
Income attributable to associates	5,454	1,213	126	462	7,255	(444)		6,811
Income before income taxes	328,799	313,539	47,352	61,714	751,404	11,998		763,402
Income taxes					(156,531)	(3,237)	(4)	(159,768)
Income after income taxes					594,873	8,761		603,634

Assets	16,425,483	10,591,702	8,093,850	925,440	36,036,475	(612,545)		35,423,930
Current and deferred taxes					262,582	(85,082)		177,500
Total assets					36,299,057	(697,627)	(5)	35,601,430

Liabilities	10,399,587	9,873,018	11,952,656	764,736	32,989,997	(1,067,190)		31,922,807
Current and deferred taxes					4,907	—		4,907
Total liabilities					32,994,904	(1,067,190)	(6)	31,927,714

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.	Segment Reporting, continued:

Reclassifications and adjustments to conform IFRS

(1)	The total effect due to the elimination adjustments to conform the total operating revenue is MCh$(14,990). In addition the total effect of IFRS adjustments is MCh$(27,213) which mainly stems from the reclassification of interest on repurchase agreements and suspended interest recognition.

(2)	The total effect relates to IFRS adjustments of MCh$31,639, which mainly stems from differences in the calculation of allowances for ECL.

(3)	The total effect due to the elimination adjustments to conform other operating expenses is MCh$14,990. In addition the total effect of IFRS adjustments is MCh$8,016, which mainly represents reversal of write-offs of assets received in lieu of payments.

(4)	The total effect relates to IFRS adjustments of MCh$(3,237), which stems from deferred taxes.

(5)	The total effect due to the elimination adjustments to conform the consolidated financial position data in assets is MCh$(388,615). In addition the total effect of IFRS adjustments in assets is MCh$(309,012), which mainly stems from differences in the calculation of allowances for loan losses, the acquisition of Citibank Chile and deferred taxes effects and settlement of transactions in the course of collection.

(6)	The total effect due to the elimination adjustments to conform the consolidated financial position data in liabilities is MCh$(388,615). In addition the total effect of IFRS adjustments in liabilities is MCh$(678,575), which mainly stems from provision for minimum dividends and differences in the calculation of allowances for loan losses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.	Segment Reporting, continued:

	As of December 31, 2019
	Retail	Wholesale	Treasury	Subsidiaries	Subtotal	Reclassifications and adjustments to conform IFRS		Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	Note	MCh$
Net interest income	1,020,346	366,638	(13,511)	(7,650)	1,365,823	5,455		1,371,278
Net fees and commissions income	268,345	49,492	(2,917)	153,330	468,250	(10,948)		457,302
Other operating income	37,225	62,153	42,087	53,931	195,396	(18,758)		176,638
Total operating revenue	1,325,916	478,283	25,659	199,611	2,029,469	(24,251)	(1)	2,005,218
Provisions for Expected Credit losses	(332,833)	(14,375)	—	(66)	(347,274)	15,673	(2)	(331,601)
Depreciation and amortization	(57,826)	(6,605)	(264)	(5,846)	(70,541)	—		(70,541)
Other operating expenses	(588,997)	(151,949)	(2,967)	(111,499)	(855,412)	23,703	(3)	(831,709)
Income attributable to associates	4,826	1,020	111	493	6,450	(411)		6,039
Income before income taxes	351,086	306,374	22,539	82,693	762,692	14,714		777,406
Income taxes					(169,683)	(3,978)	(4)	(173,661)
Income after income taxes					593,009	10,736		603,745

Assets	18,215,859	10,765,728	11,351,141	964,695	41,297,423	(515,199)		40,782,224
Current and deferred taxes					321,305	(89,655)		231,650
Total assets					41,618,728	(604,854)	(5)	41,013,874

Liabilities	10,735,252	9,160,441	17,337,471	781,052	38,014,216	(982,392)		37,031,824
Current and deferred taxes					76,289	—		76,289
Total liabilities					38,090,505	(982,392)	(6)	37,108,113

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.	Segment Reporting, continued:

Reclassifications and adjustments to conform IFRS

(1)	The total effect due to the elimination adjustments to conform the total operating revenue is MCh$(14,949). In addition the total effect of IFRS adjustments is MCh$(9,302) which mainly stems from the reclassification of interest on repurchase agreements and suspended interest recognition.

(2)	The total effect relates to IFRS adjustments of MCh$15,673, which mainly stems from differences in the calculation of allowances for ECL.

(3)	The total effect due to the elimination adjustments to conform other operating expenses is MCh$14,949. In addition the total effect of IFRS adjustments is MCh$8,754, which mainly represents reversal of write-offs of assets received in lieu of payments.

(4)	The total effect relates to IFRS adjustments of MCh$(3,978), which stems from deferred taxes.

(5)	The total effect due to the elimination adjustments to conform the consolidated financial position data in assets is MCh$(345,395). In addition the total effect of IFRS adjustments in assets is MCh$(259,459), which mainly stems from differences in the calculation of allowances for loan losses, the acquisition of Citibank Chile and deferred taxes effects and settlement of transactions in the course of collection.

(6)	The total effect due to the elimination adjustments to conform the consolidated financial position data in liabilities is MCh$(345,395). In addition the total effect of IFRS adjustments in liabilities is MCh$(636,997), which mainly stems from provision for minimum dividends and differences in the calculation of allowances for loan losses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.	Segment Reporting, continued:

	As of December 31, 2020
	Retail	Wholesale	Treasury	Subsidiaries	Subtotal	Reclassifications and adjustments to conform IFRS		Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	Note	MCh$
Net interest income	940,088	377,301	(3,603)	(1,923)	1,311,863	4,925		1,316,788
Net fees and commissions income	265,233	55,704	(1,969)	143,863	462,831	(16,863)		445,968
Other operating income	26,233	49,186	74,119	35,991	185,529	(13,475)		172,054
Total operating revenue	1,231,554	482,191	68,547	177,931	1,960,223	(25,413)	(1)	1,934,810
Provisions for Expected Credit losses	(325,852)	(136,448)	—	(380)	(462,680)	(84,426)	(2)	(547,106)
Depreciation and amortization	(59,933)	(7,155)	(271)	(5,998)	(73,357)	—		(73,357)
Other operating expenses	(569,247)	(151,367)	(3,249)	(106,591)	(830,454)	26,059	(3)	(804,395)
Income attributable to associates	(5,139)	97	(91)	472	(4,661)	(438)		(5,099)
Income before income taxes	271,383	187,318	64,936	65,434	589,071	(84,218)		504,853
Income taxes					(125,962)	22,739	(4)	(103,223)
Income after income taxes					463,109	(61,479)		401,630

Assets	18,800,897	10,811,021	15,400,139	830,910	45,842,967	(607,473)		45,235,494
Current and deferred taxes					380,894	(65,428)		315,466
Total assets					46,223,861	(672,901)	(5)	45,550,960

Liabilities	13,647,952	9,980,003	18,208,458	660,869	42,497,282	(943,714)		41,553,568
Current and deferred taxes					311	—		311
Total liabilities					42,497,593	(943,714)	(6)	41,553,879

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.	Segment Reporting, continued:

Reclassifications and adjustments to conform IFRS

(1)	The total effect due to the elimination adjustments to conform the total operating revenue is MCh$(21,480). In addition the total effect of IFRS adjustments is MCh$(3,933) which mainly stems from the reclassification of interest on repurchase agreements and suspended interest recognition.

(2)	The total effect relates to IFRS adjustments of MCh$(84,426), which mainly stems from differences in the calculation of allowances for ECL.

(3)	The total effect due to the elimination adjustments to conform other operating expenses is MCh$21,480. In addition the total effect of IFRS adjustments is MCh$4,579, which mainly represents reversal of write-offs of assets received in lieu of payments.

(4)	The total effect relates to IFRS adjustments of MCh$22,739, which stems from deferred taxes.

(5)	The total effect due to the elimination adjustments to conform the consolidated financial position data in assets is MCh$(128,730). In addition the total effect of IFRS adjustments in assets is MCh$(544,171), which mainly stems from differences in the calculation of allowances for loan losses, the acquisition of Citibank Chile and deferred taxes effects and settlement of transactions in the course of collection.

(6)	The total effect due to the elimination adjustments to conform the consolidated financial position data in liabilities is MCh$(128,730). In addition the total effect of IFRS adjustments in liabilities is MCh$(814,984), which mainly stems from provision for minimum dividends and differences in the calculation of allowances for loan losses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.	Cash and Cash Equivalents:

(a)	Details of cash and cash equivalents and its reconciliation to the Statement of Cash Flows at each year-end are as follows:

	2019	2020
	MCh$	MCh$
Cash and due from banks:
Cash (*)	889,911	615,842
Current account with the Central Bank (*)	178,429	641,890
Deposits in other domestic banks	75,651	14,506
Deposits abroad	1,248,175	1,287,978
Subtotal - Cash and due from banks	2,392,166	2,560,216

Transactions in the course of collection	232,551	(719,692)
Highly liquid financial instruments (**)	371,063	400,014
Repurchase agreements	114,466	34,872
Total cash and cash equivalents	3,110,246	2,275,410

(*)	Amounts in cash and Central Bank deposits are mandatory reserve deposits for which the Bank must maintain a minimum specified monthly average balance.

(**)	It corresponds to negotiation instruments and investment instruments, whose terms do not exceed three months from the date of acquisition.

	2019	2020
	MCh$	MCh$
Highly liquid financial instruments:
Financial Assets Held-for-trading	371,063	400,014
Total	371,063	400,014

(b)	Transactions in the course of collection:

Transactions in the course of collection are transactions for which the only remaining step is settlement, which will increase or decrease the funds in the Central Bank or in foreign banks, normally occurring within 24 to 48 business hours and are detailed as follows:

	2019	2020
	MCh$	MCh$
Assets
Documents drawn on other banks (clearing)	222,261	123,267
Funds receivable	109,159	39,985
Subtotal transactions in the course of collection	331,420	163,252

Liabilities
Funds payable	(98,869)	(882,944)
Subtotal transactions in the course of payment	(98,869)	(882,944)
Total transactions in the course of collection	232,551	(719,692)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

7.	Financial Assets Held-for-Trading:

The details of financial instruments classified as held-for-trading at each period are as follows:

	2019	2020
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank:
Central Bank bonds	16,490	3,186
Central Bank promissory notes	1,008,035	4,006,490
Other instruments issued by the Chilean Government and Central Bank	99,164	149,616

Other instruments issued in Chile
Bonds from other domestic companies	1,556	5,396
Bonds from domestic banks	55,094	5,494
Deposits in domestic banks	315,415	93,905
Other instruments issued in Chile	3,272	1,003

Instruments issued by foreign institutions
Other instruments issued abroad	—	164

Mutual fund investments
Funds managed by related companies	373,329	400,902
Funds managed by third-party	—	—
Total	1,872,355	4,666,156

Under “Instruments issued by the Chilean Government and Central Bank of Chile” are classified some instruments as sold under resale agreements to customers and financial institutions, by an amount of Ch$217,614 million as of December 31, 2020 (Ch$15,243 million as of December 31, 2019). Repurchase agreements had a 4 days average expiration at the end of year 2020 (3 days average expiration in 2019). Additionally, under this line are maintained instruments to comply with the requirements for the constitution of the technical reserve for an amount equivalent to Ch$2,986,000 million (Ch$699,400 million in December 2019).

Moreover, under this same item, other financial instruments are maintained as collateral guaranteeing the derivative transactions executed through Comder Contraparte Central S.A. for an amount of Ch$57,639 million as of December 31, 2019. As of December 31, 2020 there is no amount for this concept.

“Other instruments issued in Chile” include instruments sold under repurchase agreements with customers and financial instruments amounting to Ch$52,809 million as of December 31, 2020 (Ch$251,158 million as of December 31, 2019). Agreements to repurchase have an average expiration of 9 days at the end of year 2020 (7 days in December 2019).

Additionally, the Bank holds financial investments in mortgage financial bonds issued by itself in the amount of Ch$5,156 million as of December 31, 2020 (Ch$8,029 million as of December 31, 2019), which are presented as a reduction of the liability line item “Debt issued”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

8.	Investments under Resale Agreements and Obligations under Repurchase Agreements:

(a)	Rights arising from resale repurchase agreements: The Bank provides financing to its customers through Repurchase Agreements and securities lending, in which the financial instrument serves as collateral. As of December 31, 2019 and 2020, the Bank has the following receivables resulting from such transactions:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	11,184	—	—	—	—	—	—	—	—	—	—	—	11,184	—
Central Bank promissory notes	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued by the Chilean Government and Central Bank	18,459	10,006	—	—	—	—	—	—	—	—	—	—	18,459	10,006
Subtotal	29,643	10,006	—	—	—	—	—	—	—	—	—	—	29,643	10,006
Other Instruments issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	15,407	—	—	—	—	—	—	—	—	—	—	—	15,407	—
Deposits in domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	57,007	29,089	29,393	20,591	10,879	16,721	—	—	—	—	—	—	97,279	66,401
Subtotal	72,414	29,089	29,393	20,591	10,879	16,721	—	—	—	—	—	—	112,686	66,401
Instruments issued by foreign institutions
Instruments from foreign governments or Central Bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	102,057	39,095	29,393	20,591	10,879	16,721	—	—	—	—	—	—	142,329	76,407

Securities received:

As part of investments under resale agreements the Bank has received securities that it is allowed to sell or give as collateral in case the owner of these instruments enters into default or in bankruptcy. As of December 31, 2020 the Bank held securities with a fair value of Ch$82,585 million (Ch$142,370 million in 2019).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

8.	Investments under Resale Agreements and Obligations under Repurchase Agreements, continued:

(b)	Obligations arising from repurchase agreements: The Bank obtains financing by selling financial instruments and agreeing to repurchase them in the future, plus interest at a prefixed rate. As of December 31, 2019 and 2020, the repurchase agreements are the following:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 m nths		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	7,301	—	—	—	—	—	—	—	—	—	—	—	7,301	—
Central Bank promissory notes	9,067	183,083	—	—	—	—	—	—	—	—	—	—	9,067	183,083
Other instruments issued by the Chilean Government and Central Bank	—	47,763	—	—	—	—	—	—	—	—	—	—	—	47,763
Subtotal	16,368	230,846	—	—	—	—	—	—	—	—	—	—	16,368	230,846
Other Instruments issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Deposits in domestic banks	280,696	57,648	8,583	43	—	—	—	—	—	—	—	—	289,279	57,691
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	1,647	380	—	—	1,440	—	—	—	—	—	—	—	3,087	380
Subtotal	282,343	58,028	8,583	43	1,440	—	—	—	—	—	—	—	292,366	58,071
Instruments issued by foreign institutions
Instruments from foreign governments or central bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued by foreign	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	298,711	288,874	8,583	43	1,440	—	—	—	—	—	—	—	308,734	288,917

Securities sold:

The fair value of the financial instruments delivered as collateral by the Bank and its subsidiaries, in sales transactions with repurchase agreements and securities lending as of December 31, 2020 amounts to Ch$288,523 million (Ch$305,593 million in December 2019). In the event that the Bank and its subsidiaries enter into default or bankruptcy, the counterparty is authorized to sell or deliver these investments as collateral.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

9.	Derivative Instruments and Accounting Hedges:

(a)	As of December 31, 2019 and 2020, the Bank’s portfolio of derivative instruments is detailed as follows:

	As of December 31, 2019
	Notional amount	Fair value
	contract	Asset	Liability
	MCh$	MCh$	MCh$
Derivatives held for hedging of fair value
Cross currency swap	8,166	—	2,547
Interest rate swap	86,317	32	6,739
Total derivatives held for hedging purposes	94,483	32	9,286
Derivatives held as cash flow hedges
Interest rate swap and cross currency swap	1,181,882	61,562	34,443
Total Derivatives held as cash flow hedges	1,181,882	61,562	34,443

Derivatives held-for-trading purposes
Currency forward	34,499,472	956,632	673,932
Interest rate swap	61,411,254	888,581	886,963
Cross currency swap and interest rate swap	18,575,756	873,371	1,210,059
Call currency options	178,414	4,961	1,529
Put currency options	158,672	1,076	2,209
Total derivatives held-for-trading purposes	114,823,568	2,724,621	2,774,692
Total	116,099,933	2,786,215	2,818,421

	As of December 31, 2020
	Notional amount	Fair value
	contract	Asset	Liability
	MCh$	MCh$	MCh$
Derivatives held for hedging of fair value
Cross currency swap	5,031	—	1,646
Interest rate swap	29,508	—	4,873
Total derivatives held for hedging purposes	34,539	—	6,519
Derivatives held as cash flow hedges
Interest rate swap and cross currency swap	1,217,457	51,062	65,172
Total Derivatives held as cash flow hedges	1,217,457	51,062	65,172

Derivatives held-for-trading purposes
Currency forward	21,751,181	551,964	637,164
Interest rate swap	44,189,444	1,167,416	1,189,828
Cross currency swap and interest rate swap	18,893,219	845,831	940,565
Call currency options	71,914	269	306
Put currency options	57,395	1,462	2,099
Total derivatives held-for-trading purposes	84,963,153	2,566,942	2,769,962
Total	86,215,149	2,618,004	2,841,653

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

9.	Derivative Instruments and Accounting Hedges, continued:

(b)	Fair Value Hedges (notional):

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

Below is a detail of the hedged elements and hedge instruments under fair value hedges as of December 31, 2019 and 2020:

	As of December 31,
	2019	2020
	MCh$	MCh$
Notional Amounts
Hedged element
Commercial loans	8,166	5,031
Corporate bonds	86,317	29,508

Hedge instrument
Cross currency swap	8,166	5,031
Interest rate swap	86,317	29,508

(c)	Cash flow Hedges:

(c.1)	The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates and foreign exchange of borrowings from banks and bonds issued abroad in US Dollars, Hong Kong dollars, Swiss Franc, Japanese Yens, Peruvian Sol, Australian Dollars, Euros and Norwegian kroner. The cash flows of the cross currency swaps equal the cash flows of the hedged items, which modify uncertain cash flows to known cash flows derived from a fixed interest rate.

Additionally, these cross currency swap contracts used to hedge the risk from variability of the Unidad de Fomento (“CLF”) in assets flows denominated in CLF until a nominal amount equal to the portion notional of the hedging instrument CLF, whose readjustment daily impact the item “Interest Revenue” of the Income Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

9.	Derivative Instruments and Accounting Hedges, continued:

(c)	Cash flow Hedges, continued:

(c.2)	Below are the cash flows of borrowings from banks and bonds issued abroad objects of these hedges and the cash flows of the asset part of the derivative:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedge element
Outflows:
Corporate Bond EUR	—	—	—	—	(1,421)	(1,473)	(2,842)	(2,946)	(2,842)	(44,037)	(91,089)	(51,871)	(98,194)	(100,327)
Corporate Bond HKD	—	—	—	—	(12,829)	(13,352)	(25,627)	(90,988)	(91,034)	(78,369)	(320,604)	(269,894)	(450,094)	(452,603)
Corporate Bond PEN	—	—	(894)	(775)	(894)	(775)	(3,575)	(3,098)	(3,575)	(3,098)	(49,651)	(41,484)	(58,589)	(49,230)
Corporate Bond CHF	—	—	—	—	(798)	(829)	(1,597)	(94,332)	(90,095)	(121,182)	(116,765)	—	(209,255)	(216,343)
Corporate Bond USD	—	—	—	—	(1,600)	(1,515)	(3,200)	(3,030)	(3,200)	(3,030)	(43,994)	(40,140)	(51,994)	(47,715)
Obligation USD	(216)	(202)	(336)	(76)	(884)	(157,455)	(166,592)	—	—	—	—	—	(168,028)	(157,733)
Corporate Bond JPY	—	—	(34,638)	—	(2,121)	(2,115)	(38,596)	(38,110)	(3,482)	(3,472)	(193,625)	(191,351)	(272,462)	(235,048)
Corporate Bond AUD	—	—	(428)	(970)	(3,274)	(3,928)	(7,399)	(9,796)	(7,401)	(9,799)	(156,499)	(206,991)	(175,001)	(231,484)
Corporate Bond NOK	—	—	—	—	(2,341)	(2,275)	(4,682)	(4,550)	(4,682)	(4,550)	(75,919)	(71,491)	(87,624)	(82,866)

Hedge instrument
Inflows:
Cross Currency Swap EUR	—	—	—	—	1,421	1,473	2,842	2,946	2,842	44,037	91,089	51,871	98,194	100,327
Cross Currency Swap HKD	—	—	—	—	12,829	13,352	25,627	90,988	91,034	78,369	320,604	269,894	450,094	452,603
Cross Currency Swap PEN	—	—	894	775	894	775	3,575	3,098	3,575	3,098	49,651	41,484	58,589	49,230
Cross Currency Swap CHF	—	—	—	—	798	829	1,597	94,332	90,095	121,182	116,765	—	209,255	216,343
Cross Currency Swap USD	—	—	—	—	1,600	1,515	3,200	3,030	3,200	3,030	43,994	40,140	51,994	47,715
Cross Currency Swap USD	216	202	336	76	884	157,455	166,592	—	—	—	—	—	168,028	157,733
Cross Currency Swap JPY	—	—	34,638	—	2,121	2,115	38,596	38,110	3,482	3,472	193,625	191,351	272,462	235,048
Cross Currency Swap AUD	—	—	428	970	3,274	3,928	7,399	9,796	7,401	9,799	156,499	206,991	175,001	231,484
Cross Currency Swap NOK	—	—	—	—	2,341	2,275	4,682	4,550	4,682	4,550	75,919	71,491	87,624	82,866

Net cash flows	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

9.	Derivative Instruments and Accounting Hedges, continued:

(c)	Cash flow Hedges, continued:

(c.2)	Below are the cash flows of the underlying assets portfolio and the cash flow of the liability part of the derivatives:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedge element
Inflows:
Cash flows in CLF	156	160	33,648	280	21,062	186,116	234,065	213,673	280,074	246,244	795,068	741,654	1,364,073	1,388,127

Hedge instrument
Outflows:
Cross Currency Swap HKD	(156)	(160)	—	—	(8,798)	(9,035)	(17,906)	(72,728)	(69,035)	(76,073)	(268,034)	(206,514)	(363,929)	(364,510)
Cross Currency Swap PEN	—	—	(47)	(48)	(48)	(49)	(188)	(194)	(189)	(194)	(31,223)	(31,965)	(31,695)	(32,450)
Cross Currency Swap JPY	—	—	(33,570)	—	(4,096)	(4,195)	(40,344)	(40,526)	(6,424)	(6,596)	(199,778)	(201,852)	(284,212)	(253,169)
Cross Currency Swap USD	—	—	—	—	(1,275)	(165,634)	(161,941)	(1,311)	(1,281)	(1,317)	(37,242)	(37,584)	(201,739)	(205,846)
Cross Currency Swap CHF	—	—	—	—	(3,858)	(3,929)	(7,653)	(91,923)	(197,107)	(114,409)	—	—	(208,618)	(210,261)
Cross Currency Swap EUR	—	—	—	—	(1,857)	(1,912)	(3,715)	(3,805)	(3,718)	(44,464)	(85,686)	(45,439)	(94,976)	(95,620)
Cross Currency Swap AUD	—	—	(31)	(232)	(521)	(738)	(1,103)	(1,939)	(1,104)	(1,942)	(108,622)	(152,709)	(111,381)	(157,560)
Cross Currency Swap NOK	—	—	—	—	(609)	(624)	(1,215)	(1,247)	(1,216)	(1,249)	(64,483)	(65,591)	(67,523)	(68,711)

Net cash flows	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

9.	Derivative Instruments and Accounting Hedges, continued:

(c)	Cash flow Hedges, continued:

With respect to CLF assets hedged, these are revalued monthly according to the variation of the UF, which is equivalent to monthly reinvestment of the assets until maturity of the relationship hedging.

(c.3)	The unrealized results generated during the year 2020 by those derivative contracts that conform the hedging instruments in this cash flow hedging strategy have been recorded in equity in an amount totaling Ch$10,358 million (a charge to equity for Ch$37,546 million in 2019 and a charge to equity for Ch$30,943 million in 2018). The net effect of tax credit to equity amounts for Ch$7,561 million in 2020 (a charge to equity for Ch$27,408 million in 2019 and a charge to equity for Ch$22,589 million in 2018).

The accumulated balance for this concept net of income tax as of December 31, 2020 corresponds to a debit to equity amounting Ch$51,830 million (a debit to equity amounting to Ch$59,391 million in 2019 and a debit to equity for Ch$31,983 million in 2018).

(c.4)	The effect of the cash flow hedging derivatives that offset the result of the hedged instruments corresponds to a charge to income of Ch$39,449 million in 2020 (a credit to income for Ch$84,684 million in 2019 and a credit to income for Ch$85,659 million in 2018).

(c.5)	As of December 31, 2020 and 2019, there was no inefficiency in the Bank’s cash flow hedge, because as both the hedge item and hedge instruments are mirrors of the other, all variation of value attributable to rate and revaluation components are almost entirely netted.

(c.6)	As of December 31, 2020 and 2019, the Bank had no hedges of net investments in foreign businesses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.	Loans and Advances to Banks, net:

(a)	As of December 31, 2019 and 2020, loans and advance to banks, net are detailed as follows:

	2019	2020
	MCh$	MCh$
Domestic Banks
Interbank loans	150,007	260,002
Other credits with domestic banks	—	—
Provisions for loans to domestic banks	(33)	(214)
Subtotal	149,974	259,788

Foreign Banks
Loans to foreign banks	289,337	185,858
Credits with third countries	8,934	167
Chilean export trade banks	61,860	113,596
Provisions for loans to foreign banks	(77)	(244)
Subtotal	360,054	299,377

Central Bank of Chile
Central Bank deposits	630,053	2,380,033
Other Central Bank credits	—	—
Subtotal	630,053	2,380,033
Total	1,140,081	2,939,198

(b)	Impairment allowance for due from banks:

i.	The credit quality and the maximum exposure to credit risk based on the Bank’s internal credit rating system and year-end stage classification as of December 31, 2019 and 2020, is as follows:

	2019				2020
	Stage 1 Individual	Stage 2 Individual	Stage 3 Individual	Total	Stage 1 Individual	Stage 2 Individual	Stage 3 Individual	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Domestic Banks
Normal	150,007	—	—	150,007	260,002	—	—	260,002
Substandard	—	—	—	—	—	—	—	—
Non-complying	—	—	—	—	—	—	—	—
Subtotal	150,007	—	—	150,007	260,002	—	—	260,002

Foreign Banks
Normal	238,491	121,640	—	360,131	299,621	—	—	299,621
Substandard	—	—	—	—	—	—	—	—
Non-complying	—	—	—	—	—	—	—	—
Subtotal	238,491	121,640	—	360,131	299,621	—	—	299,621

Central Bank of Chile
Normal	630,053	—	—	630,053	2,380,033	—	—	2,380,033
Substandard	—	—	—	—	—	—	—	—
Non-complying	—	—	—	—	—	—	—	—
Subtotal	630,053	—	—	630,053	2,380,033	—	—	2,380,033
Total	1,018,551	121,640	—	1,140,191	2,939,656	—	—	2,939,656

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.	Loans and Advances to Banks, net, continued:

(b)	Impairment allowance for due from banks, continued:

ii.	Changes in gross carrying amount and corresponding allowance for ECL by stage as of December 31, 2019 and 2020, is as follows:

	Changes as of December 31, 2019
	Stage 1 Individual		Stage 2 Individual		Stage 3 Individual		Total
	Gross carrying amount	ECL	Gross carrying amount	ECL	Gross carrying amount	ECL	Gross carrying amount	ECL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ECL allowances as of January 1, 2019	1,467,502	937	27,894	75	—	—	1,495,396	1,012
Net change on Balance*	(321,373)	(832)	(6,339)	(48)	—	—	(327,712)	(880)
Transfer to Stage 1	16,405	26	(16,405)	(26)	—	—	—	—
Transfer to Stage 2	(126,709)	(27)	126,709	27	—	—	—	—
Transfer to Stage 3	—	—	—	—	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year **	—	—	—	—	—	—	—	—
Changes to models and assumptions	—	—	—	—	—	—	—	—
Amounts written off	—	—	—	—	—	—	—	—
Foreign exchange adjustments	(17,274)	(20)	(10,219)	(2)	—	—	(27,493)	(22)
Total	1,018,551	84	121,640	26	—	—	1,140,191	110

	Changes as of December 31, 2020
	Stage 1 Individual		Stage 2 Individual		Stage 3 Individual		Total
	Gross carrying amount	ECL	Gross carrying amount	ECL	Gross carrying amount	ECL	Gross carrying amount	ECL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ECL allowances as of January 1, 2020	1,018,551	84	121,640	26	—	—	1,140,191	110
Net change on Balance *	1,845,572	(84)	(45,547)	(26)	—	—	1,800,025	(110)
Transfer to Stage 1	86,986	—	(86,986)	—	—	—	—	—
Transfer to Stage 2	—	—	—	—	—	—	—	—
Transfer to Stage 3	—	—	—	—	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year **	—	—	—	—	—	—	—	—
Changes to models and assumptions	—	458	—	—	—	—	—	458
Amounts written off	—	—	—	—	—	—	—	—
Foreign exchange adjustments	(11,453)	—	10,893	—	—	—	(560)	—
Total	2,939,656	458	—	—	—	—	2,939,656	458

*	Net change between assets originated and assets repaid, excluding write offs.

**	Represents the change in the year-end ECLs of exposures that were transferred from one stage to another during the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Loans to Customers at amortized cost:

(a)	Loans to Customers:

As of December 31, 2019 and 2020, the composition of our portfolio of loans is the following:

	As of December 31, 2019			As of December 31, 2020
	Assets before Allowances	Allowances established	Net assets	Assets before Allowances	Allowances established (3)	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans (2)
Commercial loans	12,144,720	(197,530)	11,947,190	14,398,446	(381,243)	14,017,203
Foreign trade loans	1,431,794	(12,306)	1,419,488	967,646	(18,341)	949,305
Current account debtors	265,762	(9,443)	256,319	120,539	(6,293)	114,246
Factoring transactions	688,198	(4,878)	683,320	373,903	(5,673)	368,230
Student loans	56,219	(2,442)	53,777	57,552	(2,390)	55,162
Commercial lease transactions (1)	1,619,772	(18,746)	1,601,026	1,592,905	(51,175)	1,541,730
Other loans and accounts receivable	87,747	(9,456)	78,291	90,606	(16,275)	74,331
Subtotal	16,294,212	(254,801)	16,039,411	17,601,597	(481,390)	17,120,207
Mortgage loans
Mortgage bonds	14,808	(174)	14,634	9,363	(57)	9,306
Transferable mortgage loans	32,386	(157)	32,229	24,105	(76)	24,029
Other residential real estate mortgage loans	9,148,811	(43,363)	9,105,448	9,198,834	(33,501)	9,165,333
Credits from ANAP	4	—	4	2	—	2
Other loans and accounts receivable	10,718	(14)	10,704	155,068	(1,018)	154,050
Subtotal	9,206,727	(43,708)	9,163,019	9,387,372	(34,652)	9,352,720
Consumer loans
Consumer loans in installments	3,039,560	(281,437)	2,758,123	2,711,541	(257,574)	2,453,967
Current account debtors	296,374	(14,450)	281,924	158,756	(6,441)	152,315
Credit card debtors	1,195,614	(54,304)	1,141,310	1,077,445	(55,625)	1,021,820
Consumer lease transactions (1)	69	—	69	302	(2)	300
Other loans and accounts receivable	716	(533)	183	677	(423)	254
Subtotal	4,532,333	(350,724)	4,181,609	3,948,721	(320,065)	3,628,656
Total	30,033,272	(649,233)	29,384,039	30,937,690	(836,107)	30,101,583

(1)	In this item, the Bank finances its clients’ purchases of assets, including real estate and other personal property, through financial lease agreements. As of December 31, 2020, Ch$803,238 million corresponds to financial leases for real estate (Ch$779,682 million in December 2019) and Ch$789,969 million corresponds to financial leases for other assets (Ch$840,159 million in December 2019).

(2)	As of December 31, 2020, under the Commercial Loans item, operations are maintained that guarantee obligations maintained with the Central Bank of Chile as part of the Loan Increase Conditional Credit Facility program (FCIC by its Spanish initials) for an approximate amount of Ch$2,021,688 million.
(3)	Include an additional overlay related to the measures associated with the COVID-19 contingency. See Note No. 42(2)(l).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Loans to Customers at amortized cost, continued:

(b)	Impairment allowance for loans to customers:

i.	The credit quality and the maximum exposure to credit risk based on the Bank’s internal credit rating system and year-end stage classification as of December 31, 2019 and 2020, are as follows:

	2019
	Stage 1		Stage 2		Stage 3
	Individual	Group	Individual	Group	Individual	Group	POCI	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Normal	9,880,799	3,369,494	1,987,763	561,831	—	779	—	15,800,666
Substandard	—	—	71,718	—	—	—	—	71,718
Non-complying	—	—	—	—	152,972	267,220	1,636	421,828
Subtotal	9,880,799	3,369,494	2,059,481	561,831	152,972	267,999	1,636	16,294,212

Mortgage loans
Normal	—	8,209,100	—	822,524	—	—	—	9,031,624
Non-complying	—	—	—	—	—	175,103	—	175,103
Subtotal	—	8,209,100	—	822,524	—	175,103	—	9,206,727

Consumer loans
Normal	—	3,860,973	—	372,814	—	7,555	—	4,241,342
Non-complying	—	—	—	—	—	290,903	88	290,991
Subtotal	—	3,860,973	—	372,814	—	298,458	88	4,532,333
Total	9,880,799	15,439,567	2,059,481	1,757,169	152,972	741,560	1,724	30,033,272

	2020
	Stage 1		Stage 2		Stage 3
	Individual	Group	Individual	Group	Individual	Group	POCI	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Normal	8,918,334	4,291,198	3,467,569	199,810	964	613	42	16,878,530
Substandard	—	—	194,242	—	—	—	1,627	195,869
Non-complying	—	—	—	—	203,485	321,511	2,202	527,198
Subtotal	8,918,334	4,291,198	3,661,811	199,810	204,449	322,124	3,871	17,601,597

Mortgage loans
Normal	—	8,664,761	—	401,997	—	1,078	—	9,067,836
Non-complying	—	—	—	—	—	319,122	414	319,536
Subtotal	—	8,664,761	—	401,997	—	320,200	414	9,387,372

Consumer loans
Normal	—	3,295,502	—	324,440	—	2,419	28	3,622,389
Non-complying	—	—	—	—	—	324,683	1,649	326,332
Subtotal	—	3,295,502	—	324,440	—	327,102	1,677	3,948,721
Total	8,918,334	16,251,461	3,661,811	926,247	204,449	969,426	5,962	30,937,690

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Loans to Customers at amortized cost, continued:

(b)	Impairment allowance for loans to customers, continued:

ii.	Changes in gross carrying amount and corresponding allowance for ECL by stage as of December 31, 2019 and 2020, is as follows:

	Changes as of December 31, 2019
	Stage 1				Stage 2				Stage 3
	Individual		Group		Individual		Group		Individual		Group		POCI		Total
	Gross carrying amount	ECL	Gross carrying amount	ECL	Gross carrying amount	ECL	Gross carrying amount	ECL	Gross carrying amount	ECL	Gross carrying amount	ECL	Gross carrying amount	ECL	Gross carrying amount	ECL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Balance as of January 1, 2019	9,426,420	24,880	3,049,264	21,594	2,134,848	32,343	460,251	21,167	120,564	32,694	246,436	95,887	615	299	15,438,398	228,864
Net change on Balance *	861,027	(14,709)	452,929	3,915	(231,267)	(3,240)	57,965	5,054	(9,953)	7,859	(13,173)	36,913	1,027	(13)	1,118,555	35,779
Transfer to Stage 1	873,349	9,699	1,005,072	49,310	(873,232)	(9,606)	(1,002,422)	(48,694)	(117)	(93)	(2,650)	(616)	—	—	—	—
Transfer to Stage 2	(1,120,580)	(4,449)	(1,118,008)	(19,312)	1,130,960	7,184	1,168,875	28,065	(10,380)	(2,734)	(50,867)	(8,754)	—	—	—	—
Transfer to Stage 3	(2,593)	(99)	(13,769)	(1,050)	(65,157)	(10,055)	(121,315)	(12,628)	67,750	10,153	135,084	13,679	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year**	—	(7,346)	—	(36,508)	—	7,092	—	39,878	—	9,378	—	16,666	—	—	—	29,160
Changes to models and assumptions	—	944	—	(82)	—	18,860	—	(861)	—	—	—	(470)	—	(5)	—	18,386
Amounts written off	—	—	(55)	(55)	(65)	(65)	(371)	(371)	(8,587)	(8,587)	(46,614)	(46,614)	(6)	(6)	(55,698)	(55,698)
Foreign exchange adjustments	(156,824)	25	(5,939)	(69)	(36,606)	(107)	(1,152)	(83)	(6,305)	(1,374)	(217)	(82)	—	—	(207,043)	(1,690)
Subtotal Commercial loans	9,880,799	8,945	3,369,494	17,743	2,059,481	42,406	561,831	31,527	152,972	47,296	267,999	106,609	1,636	275	16,294,212	254,801

Mortgage loans
Balance as of January 1, 2019	—	—	6,893,619	724	—	—	993,085	16,895	—	—	165,369	16,711	—	—	8,052,073	34,330
Net change on Balance *	—	—	1,312,226	739	—	—	(117,481)	6,768	—	—	(32,301)	552	—	—	1,162,444	8,059
Transfer to Stage 1	—	—	1,516,595	16,318	—	—	(1,516,155)	(16,281)	—	—	(440)	(37)	—	—	—	—
Transfer to Stage 2	—	—	(1,513,235)	(742)	—	—	1,532,523	2,239	—	—	(19,288)	(1,497)	—	—	—	—
Transfer to Stage 3	—	—	(105)	—	—	—	(69,448)	(2,770)	—	—	69,553	2,770	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year**	—	—	—	(15,913)	—	—	—	19,262	—	—	—	2,225	—	—	—	5,574
Changes to models and assumptions	—	—	—	285	—	—	—	3,250	—	—	—	—	—	—	—	3,535
Amounts written off	—	—	—	—	—	—	—	—	—	—	(7,790)	(7,790)	—	—	(7,790)	(7,790)
Foreign exchange adjustments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal Mortgage loans	—	—	8,209,100	1,411	—	—	822,524	29,363	—	—	175,103	12,934	—	—	9,206,727	43,708

Consumer loans
Balance as of January 1, 2019	—	—	3,166,290	49,273	—	—	975,898	110,292	—	—	293,973	162,619	—	—	4,436,161	322,184
Net change on Balance *	—	—	493,973	60,685	—	—	(212,059)	(48,295)	—	—	67,033	139,704	88	44	349,035	152,138
Transfer to Stage 1	—	—	1,688,787	243,865	—	—	(1,679,389)	(240,444)	—	—	(9,398)	(3,421)	—	—	—	—
Transfer to Stage 2	—	—	(1,472,886)	(90,968)	—	—	1,588,909	129,954	—	—	(116,023)	(38,986)	—	—	—	—
Transfer to Stage 3	—	—	(12,204)	(2,646)	—	—	(299,286)	(78,223)	—	—	311,490	80,869	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year**	—	—	—	(161,427)	—	—	—	203,042	—	—	—	84,786	—	—	—	126,401
Changes to models and assumptions	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Amounts written off	—	—	(120)	(120)	—	—	(978)	(978)	—	—	(248,614)	(248,614)	—	—	(249,712)	(249,712)
Foreign exchange adjustments	—	—	(2,867)	(126)	—	—	(281)	(113)	—	—	(3)	(48)	—	—	(3,151)	(287)
Subtotal Consumer loans	—	—	3,860,973	98,536	—	—	372,814	75,235	—	—	298,458	176,909	88	44	4,532,333	350,724
Total	9,880,799	8,945	15,439,567	117,690	2,059,481	42,406	1,757,169	136,125	152,972	47,296	741,560	296,452	1,724	319	30,033,272	649,233

*	Net change between assets originated and assets repaid, excluding write offs.
**	Represents the change in the year-end ECLs of exposures that were transferred from one stage to another during the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Loans to Customers at amortized cost, continued:

(b)	Impairment allowance for loans to customers, continued:

	Changes as of December 31, 2020
	Stage 1				Stage 2				Stage 3
	Individual		Group		Individual		Group		Individual		Group		POCI		Total
	Gross carrying amount	ECL	Gross carrying amount	ECL	Gross carrying amount	ECL	Gross carrying amount	ECL	Gross carrying amount	ECL	Gross carrying amount	ECL	Gross carrying amount	ECL	Gross carrying amount	ECL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Balance as of January 1, 2020	9,880,799	8,945	3,369,494	17,743	2,059,481	42,406	561,831	31,527	152,972	47,296	267,999	106,609	1,636	275	16,294,212	254,801
Net change on Balance *	786,574	26,720	551,556	26,706	17,987	110,560	114,618	12,959	(26,075)	7,313	13,863	41,847	2,527	1,328	1,461,050	227,433
Transfer to Stage 1	501,608	3,278	1,640,602	76,242	(501,608)	(3,278)	(1,636,469)	(75,140)	—	—	(4,133)	(1,102)	—	—	—	—
Transfer to Stage 2	(2,224,652)	(6,538)	(1,236,055)	(16,158)	2,232,210	7,431	1,308,926	32,656	(7,558)	(893)	(72,871)	(16,498)	—	—	—	—
Transfer to Stage 3	(5,865)	(17)	(32,996)	(1,000)	(84,410)	(15,037)	(146,784)	(14,807)	90,275	15,054	179,780	15,807	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year**	—	(2,031)	—	(55,735)	—	35,905	—	31,119	—	12,246	—	21,137	—	—	—	42,641
Changes to models and assumptions	—	15,097	—	36,476	—	(8,106)	—	(2,555)	—	11,812	—	(22,816)	—	(27)	—	29,881
Amounts written off	—	—	(77)	(77)	(1,561)	(1,561)	(3,710)	(3,710)	(1,446)	(1,446)	(62,107)	(62,107)	(292)	(292)	(69,193)	(69,193)
Foreign exchange adjustments	(20,130)	(82)	(1,326)	(42)	(60,288)	(2,131)	1,398	54	(3,719)	(1,671)	(407)	(301)	—	—	(84,472)	(4,173)
Subtotal Commercial loans	8,918,334	45,372	4,291,198	84,155	3,661,811	166,189	199,810	12,103	204,449	89,711	322,124	82,576	3,871	1,284	17,601,597	481,390

Mortgage loans
Balance as of January 1, 2020	—	—	8,209,100	1,411	—	—	822,524	29,363	—	—	175,103	12,934	—	—	9,206,727	43,708
Net change on Balance *	—	—	302,255	(317)	—	—	(81,433)	(7,192)	—	—	(26,928)	11,593	414	37	194,308	4,121
Transfer to Stage 1	—	—	1,456,154	29,878	—	—	(1,455,965)	(29,859)	—	—	(189)	(19)	—	—	—	—
Transfer to Stage 2	—	—	(1,231,376)	(1,244)	—	—	1,274,646	4,951	—	—	(43,270)	(3,707)	—	—	—	—
Transfer to Stage 3	—	—	(71,361)	(243)	—	—	(153,543)	(7,104)	—	—	224,904	7,347	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year**	—	—	—	(28,455)	—	—	—	20,805	—	—	—	9,804	—	—	—	2,154
Changes to models and assumptions	—	—	—	6,638	—	—	—	(511)	—	—	—	(7,788)	—	(7)	—	(1,668)
Amounts written off	—	—	(11)	(11)	—	—	(4,232)	(4,232)	—	—	(9,420)	(9,420)	—	—	(13,663)	(13,663)
Foreign exchange adjustments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal Mortgage loans	—	—	8,664,761	7,657	—	—	401,997	6,221	—	—	320,200	20,744	414	30	9,387,372	34,652

Consumer loans
Balance as of January 1, 2020	—	—	3,860,973	98,536	—	—	372,814	75,235	—	—	298,458	176,909	88	44	4,532,333	350,724
Net change on Balance *	—	—	(243,577)	(15,947)	—	—	(126,358)	(34,347)	—	—	34,201	113,480	1,614	650	(334,120)	63,836
Transfer to Stage 1	—	—	963,136	189,887	—	—	(957,243)	(187,255)	—	—	(5,893)	(2,632)	—	—	—	—
Transfer to Stage 2	—	—	(1,216,941)	(78,494)	—	—	1,302,454	117,252	—	—	(85,513)	(38,758)	—	—	—	—
Transfer to Stage 3	—	—	(68,493)	(6,780)	—	—	(264,083)	(68,958)	—	—	332,576	75,738	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year**	—	—	—	(134,853)	—	—	—	141,034	—	—	—	83,947	—	—	—	90,128
Changes to models and assumptions	—	—	—	93,176	—	—	—	10,048	—	—	—	(37,619)	—	(149)	—	65,456
Amounts written off	—	—	(122)	(122)	—	—	(3,272)	(3,272)	—	—	(246,703)	(246,703)	(25)	(25)	(250,122)	(250,122)
Foreign exchange adjustments	—	—	526	(4)	—	—	128	52	—	—	(24)	(5)	—	—	630	43
Subtotal Consumer loans	—	—	3,295,502	145,399	—	—	324,440	49,789	—	—	327,102	124,357	1,677	520	3,948,721	320,065

Total	8,918,334	45,372	16,251,461	237,211	3,661,811	166,189	926,247	68,113	204,449	89,711	969,426	227,677	5,962	1,834	30,937,690	836,107

*	Net change between assets originated and assets repaid, excluding write offs.
**	Represents the change in the year-end ECLs of exposures that were transferred from one stage to another during the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Loans to Customers at amortized cost, continued:

(c)	Allowances for loan losses:

Changes in allowances for loan losses during 2019 and 2020 are as follows:

	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$
Balance as of January 1, 2019	228,864	34,330	322,184	585,378
Charge-offs	(55,698)	(7,790)	(249,712)	(313,200)
Sales or transfers of credits	—	—	—	—
Allowances (released) established, net	81,635	17,168	278,252	377,055
Balance as of December 31, 2019	254,801	43,708	350,724	649,233
Charge-offs	(69,193)	(13,663)	(250,122)	(332,978)
Sales or transfers of credits	(107)	—	—	(107)
Allowances (released) established, net	295,889	4,607	219,463	519,959
Balance as of December 31, 2020	481,390	34,652	320,065	836,107

(d)	Financial Lease Contracts:

As of December 31, 2019 and 2020, the Bank’s scheduled cash flows to be received from financial leasing contracts have the following maturities as follows:

	Total receivable		Unearned income		Net lease receivable (*)
	2019	2020	2019	2020	2019	2020
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Due within one year	544,067	521,445	(58,871)	(52,438)	485,196	469,007
Due after 1 year but within 2 years	392,832	373,304	(42,302)	(37,958)	350,530	335,346
Due after 2 years but within 3 years	258,331	245,667	(27,329)	(25,084)	231,002	220,583
Due after 3 years but within 4 years	163,847	161,492	(18,361)	(17,433)	145,486	144,059
Due after 4 years but within 5 years	108,192	110,743	(13,242)	(12,841)	94,950	97,902
Due after 5 years	335,695	350,679	(30,313)	(28,994)	305,382	321,685
Total	1,802,964	1,763,330	(190,418)	(174,748)	1,612,546	1,588,582

(*)	The net balance receivable does not include the total overdue portfolio totaling Ch$7,295 million and Ch$4,625 million as of December 31, 2019 and 2020, respectively. This overdue portfolio only reflects the past due portion without considering the remaining outstanding principal and interest.

The leasing contracts are related to real estate, industrial machinery, vehicles and transport equipment. The leasing contracts have an average life of between 2 and 15 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Loans to Customers at amortized cost, continued:

(e)	Loans by industry sector:

The following table details the Bank’s loan portfolio (before allowances for loans losses) as of December 31, 2019 and 2020 by the customer’s industry sector and their respective economic activity:

	Location
	Chile		Abroad		Total
	2019	2020	2019	2020	2019	% of Loan	2020	% of Loan
	MCh$	MCh$	MCh$	MCh$	MCh$	Portfolio	MCh$	Portfolio
Agriculture, Livestock, Forestry, Agribusiness, Fishing:
Agriculture and livestock	677,421	642,941	—	—	677,421	2.26	642,941	2.08
Fruit	793,997	849,625	—	—	793,997	2.64	849,625	2.75
Forestry and wood extraction	152,050	154,661	—	—	152,050	0.51	154,661	0.50
Fishing	140,706	135,487	—	—	140,706	0.47	135,487	0.44
Mining and Petroleum:
Mining and quarries	604,660	470,607	—	—	604,660	2.01	470,607	1.52
Natural gas and crude oil extraction	—	—	—	—	—	—	—	—
Manufacturing:
Tobacco, food and beverages	571,663	539,144	—	—	571,663	1.90	539,144	1.74
Textiles, clothing and leather goods	49,062	40,344	—	—	49,062	0.16	40,344	0.13
Wood and wood products	54,052	68,892	—	—	54,052	0.18	68,892	0.22
Paper, printing and publishing	36,958	42,988	—	—	36,958	0.12	42,988	0.14
Oil refining, carbon and rubber	304,619	86,358	—	—	304,619	1.01	86,358	0.28
Production of basic metal, non-mineral, machine and equipment	416,361	403,924	—	—	416,361	1.39	403,924	1.31
Other manufacturing industries	192,257	166,118	—	—	192,257	0.64	166,118	0.54
Electricity, Gas and Water:
Electricity, gas and water	325,143	395,598	—	—	325,143	1.08	395,598	1.28
Construction:
Residential buildings	2,041,437	2,328,498	—	—	2,041,437	6.80	2,328,498	7.53
Other constructions	101,262	125,081	—	—	101,262	0.34	125,081	0.40
Commerce:
Wholesale	1,108,578	1,137,766	2,355	—	1,110,933	3.70	1,137,766	3.68
Retail, restaurants and hotels	946,605	1,399,039	8,834	7,341	955,439	3.18	1,406,380	4.55
Transport, Storage and Communications:
Transport and storage	1,193,450	1,239,443	—	—	1,193,450	3.97	1,239,443	4.01
Communications	40,637	214,961	—	—	40,637	0.14	214,961	0.69
Financial Services:
Financial and insurance companies	2,268,538	2,019,017	3,060	—	2,271,598	7.56	2,019,017	6.53
Real estate and other financial services	315,961	330,868	—	1,448	315,961	1.05	332,316	1.07
Community, Social and Personal Services:
Community, social and personal services	2,267,433	3,052,513	436	1,681	2,267,869	7.55	3,054,194	9.87
Others	1,676,677	1,747,254	—	—	1,676,677	5.59	1,747,254	5.67
Consumer Loans	4,532,333	3,948,721	—	—	4,532,333	15.09	3,948,721	12.76
Residential Mortgage Loans	9,206,727	9,387,372	—	—	9,206,727	30.66	9,387,372	30.33
Total	30,018,587	30,927,220	14,685	10,470	30,033,272	100.00	30,937,690	100.00

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Loans to Customers at amortized cost, continued:

(f)	Purchase of loan portfolio

During the year ended December 31, 2019 and 2020 the Bank did not acquire portfolio loans.

(g)	Sale or transfer of credits from the loans to customers:

During 2018, 2019 and 2020 the Bank has carried out transactions of sale or transfer of the loan portfolio according to the following:

	As of December 31, 2018
	Carrying amount	Allowances released	Sale price	Effect on income (loss) gain (*)
	MCh$	MCh$	MCh$	MCh$
Sale of outstanding loans	22,567	(958)	21,876	267
Sale of write-off loans	—	—	—	—
Total	22,567	(958)	21,876	267

	As of December 31, 2019
	Carrying amount	Allowances released	Sale price	Effect on income (loss) gain (*)
	MCh$	MCh$	MCh$	MCh$
Sale of outstanding loans	12,420	—	12,420	—
Sale of write-off loans	—	—	—	—
Total	12,420	—	12,420	—

	As of December 31, 2020
	Carrying amount	Allowances released	Sale price	Effect on income (loss) gain (*)
	MCh$	MCh$	MCh$	MCh$
Sale of outstanding loans	43,957	(107)	43,889	39
Sale of write-off loans	—	—	—	—
Total	43,957	(107)	43,889	39

(*)	See Note No. 31

(h)	Own assets securitizations:

During 2019 and 2020 the Bank did not execute securitization transactions involving its own assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.	Financial Assets at Fair Value through Other Comprehensive Income:

As of December 31, 2019 and 2020, financial assets are detailed as follows:

	2019	2020
	MCh$	MCh$
Debt instruments at fair value through OCI	1,357,846	1,060,523
Equity instruments valued at fair value through OCI	8,497	7,630
Total	1,366,343	1,068,153

(a)	Debt instruments at fair value through OCI:

(a.1)	The breakdown of the balance under the heading “Debt instruments at fair value through OCI” as of December 31, 2019 and 2020 is, as follows:

	2019	2020
	MCh$	MCh$
Instruments issued by the Chilean Government and the Central Bank of Chile:
Bonds issued by the Chilean Government and the Central Bank of Chile	76,358	109
Promissory notes issued by the Chilean Government and the Central Bank of Chile	16,466	—
Other instruments	16,238	163,491

Other instruments issued in Chile:
Mortgage bonds from domestic banks	122,291	128,763
Bonds from domestic banks	15,927	15,887
Deposits from domestic banks	1,020,842	685,392
Bonds from other Chilean companies	1,395	34,539
Other instruments	68,476	32,342

Instruments issued by foreign institutions:
Other instruments	19,853	—
Total	1,357,846	1,060,523

Instruments of the Government and the Central Bank of Chile include instruments sold under repurchase agreements to clients and financial institutions for an amount of Ch$13,268 million in December 2020. The repurchase agreements have an average maturity of 5 days in December 2020. As of December 31, 2019 there is no amount for this concept.

Under the instruments issued abroad mainly include bonds of local companies issued abroad.

As of December 31, 2020, the portfolio of financial assets at FVOCI includes a net unrealized gain of Ch$9,054 million, recorded in other comprehensive income within equity (Ch$15,290 million as of December 31, 2019).

As of December 31, 2020 the impairment for debt instruments at Fair Value through OCI was Ch$3,084 million (Ch$7,736 million as of December 31, 2019).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.	Financial Assets at Fair Value through Other Comprehensive Income, continued:

(a)	Debt instruments at fair value through OCI, continued:

(a.2)	The credit ratings of the issuers of debt instruments as of December 31, 2019 and 2020, are as follows:

	As of December 31, 2019				As of December 31, 2020
	Stage 1 Individual	Stage 2 Individual	Stage 3 Individual	Total Individual	Stage 1 Individual	Stage 2 Individual	Stage 3 Individual	Total Individual
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Debt Instrument
Investment grade	1,269,516	—	—	1,269,516	1,027,965	216	—	1,028,181
Non-investment grade	—	—	—	—	—	—	—	—
Without rating	88,330	—	—	88,330	32,342	—	—	32,342
Total	1,357,846	—	—	1,357,846	1,060,307	216	—	1,060,523

(a.3)	Analysis of changes in the fair value and corresponding allowance for ECL by stage for debt instruments measured at FVOCI as of December 31, 2019 and 2020, is as follows:

	Stage 1 Individual		Stage 2 Individual		Stage 3 Individual		Total
	Fair value	ECL	Fair value	ECL	Fair value	ECL	Fair value	ECL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balance as of January 1, 2019	1,043,440	4,268	—	—	—	—	1,043,440	4,268
Net change on Balance *	275,797	327	(19)	(1)	—	—	275,778	326
Change in fair value	32,995	—	—	—	—	—	32,995	—
Transfer to Stage 1	—	—	—	—	—	—	—	—
Transfer to Stage 2	(19)	(1)	19	1	—	—	—	—
Transfer to Stage 3	—	—	—	—	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year **	—	—	—	—	—	—	—	—
Impact of net re-measurement of year-end ECL	—	3,102	—	—	—	—	—	3,102
Amounts written off	—	—	—	—	—	—	—	—
Foreign exchange adjustments	5,633	40	—	—	—	—	5,633	40
Balance as of December 31, 2019	1,357,846	7,736	—	—	—	—	1,357,846	7,736

Balance as of January 1, 2020	1,357,846	7,736	—	—	—	—	1,357,846	7,736
Net change on Balance *	(306,649)	1,519	(255)	(7)	—	—	(306,904)	1,512
Change in fair value	14,217	—	(6)	—	—	—	14,211	—
Transfer to Stage 1	—	—	—	—	—	—	—	—
Transfer to Stage 2	(477)	(12)	477	12	—	—	—	—
Transfer to Stage 3	—	—	—	—	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year **	—	—	—	1	—	—	—	1
Impact of net re-measurement of year-end ECL	—	(6,120)	—	—	—	—	—	(6,120)
Amounts written off	—	—	—	—	—	—	—	—
Foreign exchange adjustments	(4,630)	(45)	—	—	—	—	(4,630)	(45)
Balance as of December 31, 2020	1,060,307	3,078	216	6	—	—	1,060,523	3,084

*	Net change between assets purchased and assets derecognized, excluding write offs.

**	Represents the change in the year-end ECLs of exposures that were transferred from one stage to another during the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.	Financial Assets at Fair Value through Other Comprehensive Income, continued:

(b)	Equity instruments at fair value through OCI:

The breakdown of the balance under the heading “Equity instruments at fair value through OCI” as of December 31, 2019 and 2020 is as follows:

	2019	2020
	MCh$	MCh$
Equity instruments issued in Chile	7,446	6,869
Equity instruments issued by foreign institutions	1,051	761
Total	8,497	7,630

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

The gross gains (losses) realized in sale of financial instruments, as of December 31, 2018, 2019 and 2020, is recorded in the item “Net financial operating income” (Note No. 31).

Change in profits and losses unrealized on the sale of debt instruments for the periods ended December 31, 2018, 2019 and 2020 are as follows:

	2018	2019	2020
	MCh$	MCh$	MCh$
Net gain (loss) on financial assets before income tax (1)	(13,878)	15,969	(8,540)
Tax (expense) benefit	3,757	(4,328)	2,304
Net of tax amount (2)	(10,121)	11,641	(6,236)

(1)	As of December 31, 2018, 2019 and 2020, realized gains reclassified to the income statement line item “Net financial operating income” amounted to Ch$400 million, Ch$4,716 million and Ch$22,735 million, respectively.

(2)	This amount corresponds to the unrealized gain or loss, net of deferred tax and which are included in “Consolidated Statement of Changes in Equity”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Investments in Other Companies:

(a)	This item includes investments in other companies for an amount of Ch$48,442 million and Ch$42,338 million as of December 31, 2019 and 2020, respectively, detailed as follows:

		Ownership				Investment
		Interest		Equity		Assets		Income
		2019	2020	2019	2020	2019	2020	2018	2019	2020
Company	Shareholder	%	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Associates
Transbank S.A.	Banco de Chile	26.16	26.16	82,667	67,337	21,973	17,613	3,262	3,505	(4,360)
Administrador Financiero del Transantiago S.A.	Banco de Chile	20.00	20.00	19,174	19,171	3,985	3,951	582	390	389
Redbanc S.A.	Banco de Chile	38.13	38.13	9,221	8,663	3,549	3,307	325	330	(242)
Centro de Compensación Automatizado S.A.	Banco de Chile	33.33	33.33	6,464	8,182	2,184	2,787	305	294	603
Sociedad Operadora de Tarjetas de Crédito Nexus S.A.	Banco de Chile	29.63	29.63	17,675	8,626	5,238	2,556	735	5	(2,682)
Sociedad Interbancaria de Depósitos de Valores S.A.	Banco de Chile	26.81	26.81	4,811	5,526	1,359	1,564	204	231	276
Servicios de Infraestructura de Mercado OTC S.A.	Banco de Chile	12.33	12.33	12,470	12,248	1,538	1,510	56	59	(24)
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Banco de Chile	15.00	15.00	6,290	6,436	958	980	58	29	29
Subtotal				158,772	136,189	40,784	34,268	5,527	4,843	(6,011)

Joint Venture
Servipag Ltda.	Banco de Chile	50.00	50.00	12,292	13,268	6,271	6,631	701	572	359
Artikos Chile S.A.	Banco de Chile	50.00	50.00	2,399	2,547	1,387	1,439	583	624	553
Subtotal				14,691	15,815	7,658	8,070	1,284	1,196	912

Total				173,463	152,004	48,442	42,338	6,811	6,039	(5,099)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Investments in Other Companies, continued:

(b)	The total carrying amount of the Bank’s associates as of December 31, 2019 and 2020 is explained as follows:

	2019
Associate’s statement of financial position	Centro de Compensación Automatizado S.A.	Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Sociedad Operadora de Tarjetas de Crédito Nexus S.A.	Sociedad Interbancaria de Depósitos de Valores S.A.	Redbanc S.A.	Transbank S.A.	Administrador Financiero del Transantiago S.A.	Sociedad Imerc OTC S.A.	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Current assets	5,087	6,019	9,586	113	7,047	1,118,388	54,120	21,585	1,221,945
Non-current assets	3,463	1,353	21,561	4,961	16,366	99,060	592	8,216	155,572
Total Assets	8,550	7,372	31,147	5,074	23,413	1,217,448	54,712	29,801	1,377,517

Current liabilities	1,947	769	7,951	263	7,688	1,130,800	34,234	16,789	1,200,441
Non-current liabilities	139	313	5,521	—	6,504	3,981	1,304	533	18,295
Total Liabilities	2,086	1,082	13,472	263	14,192	1,134,781	35,538	17,322	1,218,736
Equity	6,464	6,290	17,675	4,811	9,221	82,667	19,174	12,470	158,772
Minority interest	—	—	—	—	—	—	—	9	9
Total Liabilities and Equity	8,550	7,372	31,147	5,074	23,413	1,217,448	54,712	29,801	1,377,517

Associate’s revenue and profit
Operating income	3,384	3,386	49,944	15	38,024	222,912	3,707	6,291	327,663
Operating expenses	(2,229)	(3,348)	(49,699)	(57)	(36,693)	(133,128)	(2,224)	(5,725)	(233,103)
Other income (expenses)	(13)	159	(304)	903	(195)	(72,143)	979	179	(70,435)
Gain before tax	1,142	197	(59)	861	1,136	17,641	2,462	745	24,125
Income tax	(261)	(4)	75	—	(270)	(4,239)	(514)	(267)	(5,480)
Gain for the year	881	193	16	861	866	13,402	1,948	478	18,645

	2020
Associate’s statement of financial position	Centro de Compensación Automatizado S.A.	Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Sociedad Operadora de Tarjetas de Crédito Nexus S.A.	Sociedad Interbancaria de Depósitos de Valores S.A.	Redbanc S.A.	Transbank S.A.	Administrador Financiero del Transantiago S.A.	Sociedad Imerc OTC S.A.	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Current assets	7,438	5,190	10,687	140	7,123	893,293	49,239	22,796	995,906
Non-current assets	3,696	1,968	8,523	5,700	18,361	112,844	602	5,391	157,085
Total Assets	11,134	7,158	19,210	5,840	25,484	1,006,137	49,841	28,187	1,152,991

Current liabilities	2,534	516	6,957	314	6,997	937,137	30,670	13,843	998,968
Non-current liabilities	418	206	3,627	—	9,824	1,663	—	2,088	17,826
Total Liabilities	2,952	722	10,584	314	16,821	938,800	30,670	15,931	1,016,794
Equity	8,182	6,436	8,626	5,526	8,663	67,337	19,171	12,248	136,189
Minority interest	—	—	—	—	—	—	—	8	8
Total Liabilities and Equity	11,134	7,158	19,210	5,840	25,484	1,006,137	49,841	28,187	1,152,991

Associate’s revenue and profit
Operating income	4,519	3,623	45,137	10	36,111	463,087	3,836	6,044	562,367
Operating expenses	(2,066)	(3,495)	(44,326)	(41)	(36,683)	(417,401)	(2,195)	(6,268)	(512,475)
Other income (expenses)	(42)	68	(13,339)	1,060	(364)	(68,833)	809	91	(80,550)
Gain before tax	2,411	196	(12,528)	1,029	(936)	(23,147)	2,450	(133)	(30,658)
Income tax	(601)	(6)	3,477	1	292	6,477	(506)	(59)	9,075
Gain for the year	1,810	190	(9,051)	1,030	(644)	(16,670)	1,944	(192)	(21,583)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Investments in Other Companies, continued:

(c)	Joint Ventures:

The Bank has a 50% interest in Servipag Ltda. and a 50% interest in Artikos Chile S.A., two jointly controlled entities. The Bank’s interest in both entities is accounted for using the equity method in the consolidated financial statements.

The table below presents summarized financial information as of December 31, 2019 and 2020 of the entities the Bank controls jointly:

	Artikos Chile S.A.		Servipag Ltda.
	2019	2020	2019	2020
	MCh$	MCh$	MCh$	MCh$
Current assets	1,701	1,856	74,748	71,711
Non-current assets	1,944	1,799	18,005	16,102
Total Assets	3,645	3,655	92,753	87,813

Current liabilities	1,083	1,108	74,745	70,887
Non-current liabilities	163	—	5,716	3,658
Total Liabilities	1,246	1,108	80,461	74,545
Equity	2,399	2,547	12,292	13,268
Total Liabilities and Equity	3,645	3,655	92,753	87,813

Operating income	3,643	3,632	43,259	40,138
Operating expenses	(2,452)	(2,534)	(41,708)	(38,841)
Other income (expenses)	11	4	(315)	(31)
Profit before tax	1,202	1,102	1,236	1,266
Income tax	46	3	(343)	(290)
Profit for the year	1,248	1,105	893	976

(d)	The reconciliation between opening and ending balance of investments in other companies that are not consolidated in 2018, 2019 and 2020 is detailed as follows:

	2018	2019	2020
	MCh$	MCh$	MCh$
Balance as of January 1,	35,771	42,252	48,442
Capital increase	—	671	—
Participation in net income	6,811	6,039	(5,099)
Dividends received	(411)	(552)	(1,001)
Other	81	32	(4)
Balance as of December 31,	42,252	48,442	42,338

(e)	During the year ended as of December 31, 2019 and 2020 no impairment has incurred in these investments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

14.	Intangible Assets:

(a)	As of December 31, 2019 and 2020 intangible assets are detailed as follows:

	Useful Life		Average remaining amortization		Gross balance		Accumulated Amortization		Net balance
	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020
	Years	Years	Years	Years	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Other Intangible Assets:
Goodwill	—	—	—	—	16,714	16,714	—	—	16,714	16,714
Intangible assets arising from business combinations	—	—	—	—	56,249	56,249	(39,553)	(39,553)	16,696	16,696
Software or computer programs	6	6	5	4	163,511	180,695	(105,204)	(119,994)	58,307	60,701
Total					236,474	253,658	(144,757)	(159,547)	91,717	94,111

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

14.	Intangible Assets, continued:

(b)	Changes in intangible assets during the 2019 and 2020 periods are as follows:

	Goodwill (1)	Intangible assets arising from business combinations (2)	Software or computer programs	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2019	16,714	56,249	144,968	217,931
Acquisitions	—	—	20,928	20,928
Disposals/write-downs	—	—	(1,759)	(1,759)
Reclassification	—	—	(276)	(276)
Impairment (*)	—	—	(350)	(350)
Balance as of December 31, 2019	16,714	56,249	163,511	236,474
Acquisitions	—	—	18,631	18,631
Disposals/write-downs	—	—	(387)	(387)
Reclassification	—	—	(16)	(16)
Impairment (*)	—	—	(1,044)	(1,044)
Balance as of December 31, 2020	16,714	56,249	180,695	253,658

Accumulated Amortization
Balance as of January 1, 2019	—	(39,553)	(92,907)	(132,460)
Amortization for the year	—	—	(12,875)	(12,875)
Disposals/write-downs	—	—	316	316
Reclassification	—	—	262	262
Impairment (*)	—	—	—	—
Balance as of December 31, 2019	—	(39,553)	(105,204)	(144,757)
Amortization for the year	—	—	(15,865)	(15,865)
Disposals/write-downs	—	—	660	660
Reclassification	—	—	—	—
Impairment (*)	—	—	415	415
Balance as of December 31, 2020	—	(39,553)	(119,994)	(159,547)

Net balance as of December 31, 2019	16,714	16,696	58,307	91,717
Net balance as of December 31, 2020	16,714	16,696	60,701	94,111

(1)	Goodwill corresponds mainly to business combination with Citibank Chile whose amount is of MCh$12,576 that represents the value of synergies to be generated in the combination process and the acquisition of know-how.

(2)	Intangible assets arising from business combinations include assets with indefinite useful lives acquired in the business combination with Citibank Chile.

(*)	See Note No. 36 Depreciation, Amortization and Impairment.

As of December 31, 2019 and 2020, the Bank had made the following commitments for technological developments:

	Amount of Commitment
	2019	2020
	MCh$	MCh$
Software and licenses	7,151	3,830

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

14.	Intangible Assets, continued:

(c)	Impairment testing of Goodwill

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

Accordingly, for impairment testing purposes, goodwill acquired through business combinations has been allocated to four individual business segments, as follows:

	2019	2020
Business Segments	MCh$	MCh$
Retail	5,928	5,928
Wholesale	2,135	2,135
Treasury and money market operations	4,513	4,513
Subsidiaries	4,138	4,138
Total	16,714	16,714

Below are the key assumptions used for determining the value in use for impairment testing purposes:

●	The Bank determines the recoverable amount of its business segments on the basis of value in use and employs a discounted cash flows (“DCF”) valuation model. The DCF model determines the present value of the estimated future earnings that would be distributed to shareholders, once the respective regulatory capital requirements are satisfied.

●	For purposes of the goodwill impairment testing, the DCF model uses earnings projections for a ten-year period. A ten-year period is deemed as the Bank assumes that over that period it is possible to achieve the goals set in the long-term business strategy.

●

Earnings projections result from business growth, particularly associated with projected expansion rates for the local economy, the industry’s loan book and the Bank’s strategic goals. Then, based on historical data and a linear regression analysis, the Bank determines a multiplier of loan expansion (real terms) over GDP growth for the local economy. Given the impact of the COVID-19 pandemic, the multiplier for 2021 has been reduced 0.75 times. However, this multiplier is expected to return to normal levels from 2022 onwards (an average of approximately 1.68 times between 2022 and 2030) although it is expected to decrease overtime as long as banking penetration increases across the diverse business segments.

●

Following the estimation of growth rates for the Chilean economy and the banking industry, expansion rates of the Bank’s loan book are determined by considering the achievement of the Bank’s long-term strategic goals. Therefore, real growth rates are considered to be slightly higher than the industry rates within the ten-year period, assuming that a market share of 17.0% is achieved at year three and remains constant onwards.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

14.	Intangible Assets, continued:

(c)	Impairment testing of Goodwill, continued:

●

For purposes of business segments valuation, the DCF model considers discount rates that are determined by carrying out a linear regression analysis based on historical data of monthly stock returns for the Bank and the market portfolio or overall stock index (IGPA index in Chile). In order to do this, an index linear model is applied, which is widely used in finance for these purposes. After estimating the model parameters (alpha and beta), the Capital Asset Pricing Model (“CAPM”) is utilized in order to determine the cost of equity or discount rate for shareholders’ cash flows. When using CAPM, a 7.1% discount rate is computed by assuming equilibrium scenarios for risk-free rates and inflation. We also use alternative methods, such as historical return-on-equity (net income over market capitalization) and implicit return-on-equity on price-to-earnings ratios projected by market analysts. By means of these methods, the Bank is able to reach a discount rate of 7.2% in both cases. By using such evidence, the Bank determined a cost of equity of 9.0% as a baseline scenario for discount rates used for valuation purposes. The Bank also carries out a sensitivity analysis by setting discounts rates of 8.0% and 10.0%.

(d)	Annual goodwill impairment test:

The annual goodwill impairment tests for the years ended December 31, 2019 and 2020 did not result in an impairment loss on the goodwill of the Bank’s business segments as their economic values were higher than their carrying amounts.

(e)	Restrictions:

Banco de Chile and its subsidiaries have no restrictions on intangible assets as of December 31, 2019 and 2020. Additionally, no intangible assets have been pledged as collateral to secure the fulfillment of any financial obligation. Moreover, there are no amounts owed by the Bank on intangible assets as of the aforementioned dates.

15.	Property and Equipment and Leased Assets and Lease Liabilities:

(a)	The properties and equipment as of December 31, 2019 and 2020 are composed as follows:

	Useful Life		Average remaining depreciation		Gross balance		Accumulated Depreciation		Net balance
	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020
	Years	Years	Years	Years	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Type of property and equipment:
Land and Buildings	26	26	21	20	301,619	304,951	(136,394)	(142,543)	165,225	162,408
Equipment	5	5	4	4	207,605	222,624	(162,560)	(175,141)	45,045	47,483
Others	7	7	4	4	55,519	55,898	(45,527)	(47,861)	9,992	8,037
Total					564,743	583,473	(344,481)	(365,545)	220,262	217,928

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

15.	Property and Equipment and Leased Assets and Lease Liabilities, continued:

(b)	As of December 31, 2019 and 2020, this account and its changes are detailed as follows:

	Land and Buildings	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$
(a.1) Cost

Balance as of January 1, 2019	320,585	183,220	53,500	557,305
Reclassification	(25,654)	(37)	—	(25,691)
Additions	12,555	28,118	2,839	43,512
Write-down and sales of the year	(5,437)	(3,115)	(762)	(9,314)
Impairment loss (*) (***)	(430)	(581)	(58)	(1,069)
Balance as of December 31, 2019	301,619	207,605	55,519	564,743

Balance as of January 1, 2020	301,619	207,605	55,519	564,743
Additions	6,303	20,658	1,510	28,471
Write-down and sales of the year	(2,903)	(5,606)	(1,105)	(9,614)
Impairment loss (*) (***)	(68)	(33)	(26)	(127)
Balance as of December 31, 2020	304,951	222,624	55,898	583,473

(a.2) Accumulated Depreciation

Balance as of January 1, 2019	(150,099)	(148,455)	(42,879)	(341,433)
Reclassification	21,278	37	—	21,315
Depreciation charges of the year (*) (**)	(8,613)	(16,819)	(3,403)	(28,835)
Write-down and sales of the year	1,040	2,692	740	4,472
Transfers	—	(15)	15	—
Accumulated Depreciation as of December 31, 2019	(136,394)	(162,560)	(45,527)	(344,481)

Balance as of January 1, 2020	(136,394)	(162,560)	(45,527)	(344,481)
Depreciation charges of the year (*) (**)	(8,844)	(17,273)	(3,371)	(29,488)
Write-down and sales of the year	2,695	4,692	1,025	8,412
Impairment (*) (***)	—	—	12	12
Accumulated Depreciation as of December 31, 2020	(142,543)	(175,141)	(47,861)	(365,545)

(*)	See Note No. 36 about Depreciation, Amortization and Impairment.

(**)	It does not include depreciation for the year for Investment Properties, which it registered under the item “Investment Properties” for an amount of Ch$357 million (Ch$359 million in 2019).

(***)	This amount does not include charge-offs of Property and Equipment of Ch$916 million (Ch$949 million as of December 2019).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

15.	Property and Equipment and Leased Assets and Lease Liabilities, continued:

(c)	The composition of the rights over leased assets as of December 31, 2019 and 2020 is as follows:

	Gross Balance		Accumulated Depreciation		Net Balance
	December	December	December	December	December	December
	2019	2020	2019	2020	2019	2020
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Categories
Buildings	130,853	123,215	(18,722)	(33,560)	112,131	89,655
Floor space for ATMs	41,960	40,445	(9,091)	(16,496)	32,869	23,949
Improvements to leased properties	27,254	26,579	(21,589)	(21,354)	5,665	5,225
Total	200,067	190,239	(49,402)	(71,410)	150,665	118,829

(d)	The changes of the rights over leased assets as of December 31, 2019 and 2020 is as follows:

	2019
	Buildings	Floor space for ATMs	Improvements to leased properties	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2019	116,577	27,920	—	144,497
Reclassification	—	—	26,332	26,332
Additions	14,276	14,040	1,725	30,041
Write-downs	—	—	(803)	(803)
Total	130,853	41,960	27,254	200,067

Accumulated Depreciation
Balance as of January 1, 2019	—	—	—	—
Reclassification	—	—	(21,546)	(21,546)
Depreciation of the year (*)	(18,722)	(9,091)	(659)	(28,472)
Write-downs	—	—	616	616
Total	(18,722)	(9,091)	(21,589)	(49,402)

Balance as of December 31, 2019	112,131	32,869	5,665	150,665

(*)	See Note No.36 Depreciation, Amortization and Impairment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

15.	Property and Equipment and Leased Assets and Lease Liabilities, continued:

(d)	The changes of the rights over leased assets as of December 31, 2019 and 2020 is as follows continued:

	2020
	Buildings	Floor space for ATMs	Improvements to leased properties	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2020	130,853	41,960	27,254	200,067
Additions	7,907	1,319	847	10,073
Write-downs (*)	(15,538)	(1,197)	(1,522)	(18,257)
Remeasurement	(7)	(1,637)	—	(1,644)
Total	123,215	40,445	26,579	190,239

Accumulated Depreciation
Balance as of January 1, 2020	(18,722)	(9,091)	(21,589)	(49,402)
Depreciation of the year (*)	(18,867)	(7,774)	(1,006)	(27,647)
Write-downs (*)	4,029	369	1,241	5,639
Total	(33,560)	(16,496)	(21,354)	(71,410)

Balance as of December 31, 2020	89,655	23,949	5,225	118,829

(*)	See Note No.36 Depreciation, Amortization and Impairment. Does not include provision for impairment of Ch$1 million

(e)	The following are the future maturities of the lease liabilities as of December 31, 2019 and 2020:

	December 2019
	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
Lease associated with:	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Buildings	1,726	3,519	15,286	37,063	24,899	38,526	121,019
ATMs	809	1,618	7,131	18,125	5,403	679	33,765
Total	2,535	5,137	22,417	55,188	30,302	39,205	154,784

	December 2020
	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
Lease associated with:	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Buildings	1,646	3,371	14,501	28,663	20,869	30,865	99,915
ATMs	824	1,644	7,229	14,467	419	483	25,066
Total	2,470	5,015	21,730	43,130	21,288	31,348	124,981

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

15.	Property and Equipment and Leased Assets and Lease Liabilities, continued:

The Bank and its subsidiaries maintain contracts with certain renewal options and for which there is reasonable certainty that said option shall be carried out. In such cases, the lease period used to measure the liability and assets corresponds to an estimate of future renewals.

The changes of the obligations under capitalized leases and cash flows are as follows:

Total cash flow for the year
Lease liability	MCh$
Balances as of January 1, 2019	144,497
Liabilities for new lease agreements	24,431
Interest expenses	2,574
Payments of capital and interests	(29,374)
Others	3,885
Balances as of December 31, 2019	146,013

Balances as of January 1, 2020	146,013
Liabilities for new lease agreements	5,768
Interest expenses	2,532
Payments of capital and interests	(28,705)
Remeasurement	(1,644)
Derecognized contracts	(12,337)
Others	3,390
Balances as of December 31, 2020	115,017

(f)	The future cash flows related to short-term lease agreements in effect as of December 31, 2020 correspond to Ch$6,814 million (Ch$8,611 as of December 31, 2019).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

16.	Investment Properties:

	2018	2019	2020
	MCh$	MCh$	MCh$
Net Balance as of January 1,	14,306	13,938	13,190
Additions resulting from business combinations	—	—	—
Reclassifications	—	(389)	—
Disposals	—	—	—
Depreciation charges in the period	(368)	(359)	(357)
Impairment	—	—	—
Net Balance as of December 31,	13,938	13,190	12,833

Estimated useful lives applied by the Bank are presented in Note No. 2(m) on Property and equipment.

As of December 31, 2020, the fair value of the investment properties held by the Bank is Ch$47,370 million (Ch$46,613 million as of December 31, 2019).

In 2020, the Bank earned income of Ch$4,546 million (Ch$6,136 million in 2019) renting out their investment properties. In the same period the Bank incurred corresponding expenses of Ch$3,131 million and Ch$2,944 million per year in 2019 and 2020.

17.	Current Taxes and Deferred Taxes:

(a)	Current Tax:

The Bank and its subsidiaries at the end of each year, have constituted a First Category Income Tax Provision, which was determined based on current tax regulations, and has been reflected in the statement of financial position net of taxes to be recovered or payable, as applicable, as of December 31, 2019 and 2020, according to the following detail:

	2019	2020
	MCh$	MCh$
Income taxes	222,266	153,084
Less:
Monthly prepaid taxes (PPM)	(143,200)	(172,683)
Credit for training expenses	(1,900)	(1,900)
Other	(1,234)	(1,139)
Total tax (receivable) payable, net	75,932	(22,638)

	2019	2020
	MCh$	MCh$
Current tax assets	357	22,949
Current tax liabilities	(76,289)	(311)
Total tax receivable (payable), net	(75,932)	22,638

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.	Current Taxes and Deferred Taxes, continued:

(b)	Income Tax:

The Bank’s tax expense recorded for the years ended December 31, 2018, 2019 and 2020 is detailed as follows:

	2018	2019	2020
	MCh$	MCh$	MCh$
Income tax expense:
Current year taxes	143,136	232,404	161,869
Tax from previous period	2,574	(331)	813
Subtotal	145,710	232,073	162,682
(Credit) charge for deferred taxes:
Origin and reversal of temporary differences	11,435	(58,733)	(58,895)
Effect of changes in tax rate	—	—	—
Subtotal	11,435	(58,733)	(58,895)
Other	2,623	321	(564)
Net charge to income for income taxes	159,768	173,661	103,223

Tax Rate	27.00%	27.00%	27.00%

(c)	Reconciliation of effective tax rate:

The following table reconciles the income tax rate to the effective rate applied to determine the Bank’s income tax expense as of December 31, 2018, 2019 and 2020:

	2018		2019		2020
	Tax rate %	MCh$	Tax rate %	MCh$	Tax rate %	MCh$
Income tax calculated on net income before tax	27.00	206,116	27.00	209,901	27.00	136,310
Subordinated Debt Payment (*)	(3.21)	(24,515)	—	—	—	—
Additions or deductions (**)	(4.18)	(31,894)	(5.10)	(39,612)	(7.76)	(39,195)
Effect of changes in tax rate	—	—	—	—	—	—
Other	1.32	10,061	0.43	3,372	1.21	6,108
Effective rate and income tax expense	20.93	159,768	22.34	173,661	20.45	103,223

(*)	The tax expense related to the subordinated debt held by SAOS S.A, ended during the fiscal year 2019, as a result of the generation of sufficient resources to pay off the total debt.

(**)	The deductions of the tax rate for 2018, 2019 and 2020 mainly relate to permanent differences between tax and financial accounting rules.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.	Current Taxes and Deferred Taxes, continued:

(d)	Effect of deferred taxes on income and equity:

The effects of deferred taxes on assets, liabilities and income accounts are detailed as follows:

	Balance as of January 1,	Effect		Balance as of December 31,	Effect		Balance as of December 31,
	2019	Income	Equity	2019	Income	Equity	2020
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Debit differences:
Allowances for loan losses	141,875	9,606	—	151,481	65,880	—	217,361
Personnel provisions	13,277	3,720	—	16,997	(481)	—	16,516
Staff vacations	7,241	203	—	7,444	1,720	—	9,164
Accrued interest and indexation adjustments from past due loans	3,232	442	—	3,674	896	—	4,570
Staff severance indemnities provision	1,484	(59)	66	1,491	(95)	25	1,421
Provisions of credit card expenses	9,813	(1,592)	—	8,221	(262)	—	7,959
Provisions of accrued expenses	6,908	3,656	—	10,564	3,519	—	14,083
Derivative instruments adjustments	1,356	114	—	1,470	(109)	—	1,361
Adjustment for valuation and impairment of financial assets at fair value through OCI	946	—	(946)	—	—	—	—
Leasing	33,218	8,574	—	41,792	(12,957)	—	28,835
Other adjustments	1,014	35,510	(1)	36,523	965	—	37,488
Total debit differences	220,364	60,174	(881)	279,657	59,076	25	338,758
Credit differences:
Depreciation of property and equipment and investment properties	14,990	534	—	15,524	1,732	—	17,256
Adjustment for valuation and impairment of financial assets at fair value through OCI	—	(937)	3,382	2,445	1,256	(2,304)	1,397
Transitory assets	5,514	2,815	—	8,329	(1,796)	—	6,533
Derivative instruments adjustments	—	—	—	—	—	—	—
Accrued interest to effective rate	1,564	(183)	—	1,381	1,393	—	2,774
Advance payment of lump-sum under union contracts	6,699	(3,365)	—	3,334	(1,100)	—	2,234
Intangible assets amortization	5,503	—	—	5,503	—	—	5,503
Other adjustments	9,271	2,577	—	11,848	(1,304)	—	10,544
Total credit differences	43,541	1,441	3,382	48,364	181	(2,304)	46,241
Total Assets (Liabilities), net	176,823	58,733	(4,263)	231,293	58,895	2,329	292,517

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

18.	Other Assets:

As of December 31, 2019 and 2020, other assets are detailed as follows:

	2019	2020
	MCh$	MCh$
Assets held for leasing (*)	139,389	85,626

Assets received or awarded as payment (**):
Assets awarded at judicial sale	10,967	5,571
Assets received in lieu of payment	7,770	1,182
Provisions for assets received in lieu of payment	(1,349)	(506)
Subtotal	17,388	6,247

Other Assets
Deposit by derivatives margin	475,852	232,732
Other accounts and notes receivable	44,727	63,796
Documents intermediated (***)	40,911	84,993
Prepaid expenses	34,934	29,654
Recoverable income taxes	33,136	8,691
Commissions receivable	14,191	11,810
Other	42,472	32,937
Subtotal	686,223	464,613
Total	843,000	556,486

(*)	These assets correspond to property and equipment to be given under a financial lease.

(**)	Assets received in lieu of payment are valued at fair value, which is calculated considering the lesser between appraised value and value of award, less cost of sell.

(***)	Documents intermediated refers to securities lending agreements managed by the Bank’s subsidiary Banchile Corredores de Bolsa S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

19.	Current Accounts and Other Demand Deposits:

As of December 31, 2019 and 2020, current accounts and other demand deposits are detailed as follows:

	2019	2020
	MCh$	MCh$
Current accounts	8,951,527	12,477,719
Other demand deposits	1,662,950	1,431,904
Other deposits and accounts	711,656	1,257,606
Total	11,326,133	15,167,229

20.	Saving Accounts and Time Deposits:

As of December 31, 2019 and 2020, saving accounts and time deposits are detailed as follows:

	2019	2020
	MCh$	MCh$
Time deposits	10,537,614	8,442,536
Term savings accounts	239,850	342,550
Other term balances payable	79,154	114,455
Total	10,856,618	8,899,541

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

21.	Borrowings from Financial Institutions:

As of December 31, 2019 and 2020, borrowings from financial institutions are detailed as follows:

	2019	2020
	MCh$	MCh$
Domestic banks
Banco do Brasil	3,900	7,100
Banco Scotiabank	—	1,257
Banco Santander	2,314	—
Subtotal domestic banks	6,214	8,357

Foreign banks
Foreign trade financing
The Bank of Nova Scotia	133,539	121,085
Citibank N.A. United State	285,974	114,525
Wells Fargo Bank	139,845	85,734
Zürcher Kantonalbank	78,872	39,116
Commerzbank AG	2,201	21,687
Bank of New York Mellon	224,812	21,389
Bank of America	194,704	20,475
Sumitomo Mitsui Banking	213,534	11,394
Standard Chartered Bank	70,128	715
Toronto Dominion Bank	22,556	—
JP Morgan Chase Bank	60,150	—
ING Bank	10,987	—
Others	89	40

Borrowings and other obligations
Wells Fargo Bank	113,377	106,965
Deutsche Bank Trust Company Americas	6	7,333
Citibank N.A. United States	5,183	—
Citibank N.A. United Kingdom	1,015	233
Others	91	105
Subtotal foreign banks	1,557,063	550,796

Central Bank of Chile (*)	—	3,110,600

Total	1,563,277	3,669,753

(*)	Financing provided by the Central Bank of Chile to deliver liquidity to the economy and support the flow of credit to households and companies, among which are the Loan Increase Conditional Credit Facility program (FCIC by its Spanish initials) and the Liquidity Credit Line (LCL).

The limit for the FCIC line is up to 15% of the base portfolio (sum of commercial and consumer loans), which was expanded with the establishment of a second program announced during the month of June called FCIC2 with similar financial conditions to the first, aimed at deepening and extending commercial credit to respond to the prolongation of the health emergency caused by COVID-19. As of December 31, the Bank has made use of these financing facilities for an amount of Ch$3,110,600 million. To access the FCIC, the Bank has established guarantees in favor of the Central Bank of Chile for a total amount of approximately Ch$2,371,842 million, corresponding to commercial loans of the individual portfolio of high credit quality for Ch$2,021,688 million, and fixed income securities for an approximate amount of Ch$350,154 million. In the case of the LCL, the guarantee provided corresponds to the legal banking reserve held by the Bank.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.	Debt Issued:

As of December 31, 2019 and 2020, Debt issued is detailed as follows:

	2019	2020
	MCh$	MCh$
Mortgage bonds	10,898	6,786
Bonds	7,912,621	7,700,402
Subordinated bonds	889,895	886,407
Total	8,813,414	8,593,595

During the year ended as of December 31, 2019, Banco de Chile issued bonds by an amount of Ch$2,625,176 million, from which corresponds to Short-Term Bonds, Current Bonds and Subordinated Bonds by an amount of Ch$944,413 million, Ch$1,465,406 and Ch$215,357 million respectively, according to the following details:

Short-term Bonds

Counterparty	Currency	Amount MCh$	Annual interest rate %	Issued date	Maturity date
Citibank N.A.	USD	40,937	2.91	04/01/2019	04/04/2019
Wells Fargo Bank	USD	40,264	2.85	17/01/2019	24/04/2019
Citibank N.A.	USD	33,598	2.80	22/01/2019	22/04/2019
Citibank N.A.	USD	53,250	2.67	04/04/2019	02/07/2019
Citibank N.A.	USD	27,886	2.67	09/04/2019	09/08/2019
Citibank N.A.	USD	33,257	2.66	11/04/2019	11/07/2019
Wells Fargo Bank	USD	33,257	2.68	11/04/2019	11/10/2019
Citibank N.A.	USD	33,051	2.66	12/04/2019	22/07/2019
Wells Fargo Bank	USD	3,966	2.67	12/04/2019	12/09/2019
Citibank N.A.	USD	27,184	2.67	29/04/2019	29/10/2019
Wells Fargo Bank	USD	33,838	2.60	30/04/2019	30/07/2019
Citibank N.A.	USD	34,795	2.61	17/05/2019	18/11/2019
Citibank N.A.	USD	34,842	2.59	23/05/2019	22/08/2019
Bank of America	USD	34,208	2.50	21/06/2019	22/08/2019
Wells Fargo Bank	USD	3,421	2.50	24/06/2019	25/07/2019
Citibank N.A.	USD	547	2.40	24/06/2019	15/10/2019
Citibank N.A.	USD	13,620	2.50	25/06/2019	05/08/2019
Citibank N.A.	USD	13,575	2.51	28/06/2019	01/08/2019
Citibank N.A.	USD	34,070	2.38	11/07/2019	09/10/2019
Citibank N.A.	USD	29,883	2.25	09/08/2019	12/11/2019
Wells Fargo Bank	USD	3,525	2.03	13/08/2019	08/05/2020
Citibank N.A.	USD	35,676	2.20	22/08/2019	21/11/2019
Wells Fargo Bank	USD	21,350	2.20	10/09/2019	09/12/2019
Wells Fargo Bank	USD	7,117	2.20	11/09/2019	16/12/2019
Wells Fargo Bank	USD	28,466	2.20	11/09/2019	10/12/2019
Citibank N.A.	USD	15,799	2.10	07/10/2019	07/01/2020
Citibank N.A.	USD	36,206	2.07	09/10/2019	09/01/2020
Citibank N.A.	USD	36,212	2.00	24/10/2019	29/01/2020
Bank of America	USD	36,212	2.00	24/10/2019	24/01/2020
Citibank N.A.	USD	18,200	2.00	25/10/2019	03/02/2020
Citibank N.A.	USD	31,819	1.91	04/11/2019	13/01/2020
Citibank N.A.	USD	31,239	1.97	12/11/2019	12/02/2020
Citibank N.A.	USD	4,554	2.05	22/11/2019	07/08/2020
Citibank N.A.	USD	7,989	2.05	22/11/2019	07/08/2020
Citibank N.A.	USD	18,750	2.07	04/12/2019	07/08/2020
Citibank N.A.	USD	23,268	2.05	09/12/2019	09/04/2020
Wells Fargo Bank	USD	3,877	2.04	09/12/2019	05/06/2020
Wells Fargo Bank	USD	15,395	2.04	11/12/2019	27/03/2020
Citibank N.A.	USD	1,792	2.03	30/12/2019	20/07/2020
Wells Fargo Bank	USD	7,518	2.10	30/12/2019	15/12/2020
Total as of December 31, 2019		944,413

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.	Debt Issued, continued:

Current Bonds Long-Term

Series	Currency	Amount MCh$	Terms Years	Annual issue rate %	Issue date	Maturity date
BCHIEC0817	UF	83,470	5	1.55	30/01/2019	30/01/2024
BCHIED1117	UF	41,711	5	1.54	14/03/2019	14/03/2024
BCHIED1117	UF	5,587	5	1.45	19/03/2019	19/03/2024
BCHIED1117	UF	36,317	5	1.45	20/03/2019	20/03/2024
BCHIDW1017	UF	84,359	2	0.93	09/05/2019	09/05/2021
BCHIDW1017	UF	57,091	2	0.57	24/06/2019	24/06/2021
BCHIEH0917	UF	58,867	7	1.04	01/07/2019	01/07/2026
BCHIEB1117	UF	86,682	4	0.83	01/07/2019	01/07/2023
BCHIEH0917	UF	29,514	7	1.00	02/07/2019	02/07/2026
BCHIEI1117	UF	60,697	7	0.66	19/07/2019	19/07/2026
BCHIEI1117	UF	22,063	7	0.51	30/07/2019	30/07/2026
BCHIEI1117	UF	8,613	7	0.45	01/08/2019	01/08/2026
BCHICC0815	UF	71,703	12	0.54	05/08/2019	05/08/2031
BCHICA1015	UF	71,221	11	0.54	05/08/2019	05/08/2030
BCHICB1215	UF	14,496	11	0.44	07/08/2019	07/08/2030
BCHIEI1117	UF	7,764	7	0.30	07/08/2019	07/08/2026
BCHIEI1117	UF	20,212	7	0.28	08/08/2019	08/08/2026
BCHICB1215	UF	57,926	11	0.45	08/08/2019	08/08/2030
BCHIEI1117	UF	3,108	7	0.29	08/08/2019	08/08/2026
BCHIBV1015	UF	71,063	10	0.37	20/08/2019	20/08/2029
BCHIEV1117	UF	132,366	10	0.34	05/09/2019	05/09/2029
BCHIEK1117	UF	117,493	13	1.38	11/12/2019	11/12/2032
Subtotal UF		1,142,323

BONO JPY	JPY	63,041	20	1.00	14/05/2019	14/05/2039
BONO HKD	HKD	32,725	12	2.90	19/07/2019	19/07/2031
BONO AUD	AUD	36,519	20	3.50	28/08/2019	28/08/2039
BONO PEN	PEN	29,969	15	5.40	04/09/2019	04/09/2034
BONO AUD	AUD	24,547	15	3.13	09/09/2019	09/09/2034
BONO NOK	NOK	60,951	10	3.50	07/11/2019	07/11/2029
BONO AUD	AUD	39,067	20	3.55	11/11/2019	11/11/2039
BONO JPY	JPY	36,264	10	1.00	19/11/2019	19/11/2029
Subtotal Others currency		323,083
Total as of December 31, 2019		1,465,406

Subordinated bonds

Series	Currency	Amount	Terms Years	Annual issue rate %	Issue date	Maturity date
		MCh$
UCHI-J1111	UF	61,471	23	1.05	20/08/2019	20/08/2042
UCHI-J1111	UF	65,973	23	1.04	20/08/2019	20/08/2042
UCHI-J1111	UF	48,799	23	0.99	21/08/2019	21/08/2042
UCHI-I1111	UF	39,114	21	0.96	24/09/2019	24/09/2040
Total as of December 31, 2019		215,357

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.	Debt Issued, continued:

During the year ended as of December 31, 2020, Banco de Chile issued bonds by an amount of Ch$889,135 million, from which corresponds to Short-Term Bonds and Current Bonds by an amount of Ch$634,952 million and Ch$254,183 million respectively, according to the following details:

Short-term Bonds

Counterparty	Currency	Amount MCh$	Annual interest rate %	Issued date	Maturity date
Citibank N.A.	USD	23,078	2.00	07/01/2020	07/07/2020
Citibank N.A.	USD	38,371	1.95	09/01/2020	09/04/2020
Citibank N.A.	USD	34,886	1.91	13/01/2020	13/04/2020
Citibank N.A.	USD	11,629	1.87	14/01/2020	14/04/2020
Citibank N.A.	USD	31,667	1.91	29/01/2020	31/07/2020
Citibank N.A.	USD	7,917	1.91	29/01/2020	31/07/2020
Citibank N.A.	USD	27,709	1.86	29/01/2020	29/05/2020
Citibank N.A.	USD	10,350	1.85	30/01/2020	01/06/2020
Citibank N.A.	USD	19,720	1.85	03/02/2020	03/06/2020
Citibank N.A.	USD	31,391	1.55	08/04/2020	05/06/2020
Citibank N.A.	USD	21,262	1.30	13/04/2020	12/05/2020
Citibank N.A.	USD	12,758	1.30	13/04/2020	13/05/2020
Citibank N.A.	USD	34,020	1.30	13/04/2020	13/05/2020
Citibank N.A.	USD	25,593	1.55	16/04/2020	16/06/2020
Citibank N.A.	USD	25,593	1.55	16/04/2020	18/06/2020
Citibank N.A.	USD	34,158	1.61	17/04/2020	21/08/2020
Wells Fargo Bank	USD	42,697	1.60	17/04/2020	21/08/2020
Wells Fargo Bank	USD	42,858	1.50	22/04/2020	14/08/2020
Wells Fargo Bank	USD	42,943	1.45	24/04/2020	29/01/2021
Wells Fargo Bank	USD	4,175	1.30	29/04/2020	29/10/2020
Citibank N.A.	USD	32,834	0.45	18/05/2020	20/07/2020
Citibank N.A.	USD	5,089	0.45	18/05/2020	20/07/2020
Wells Fargo Bank	USD	74,254	0.45	07/12/2020	06/12/2021
Total as of December 31, 2020		634,952

Current Bonds Long-Term

Series	Currency	Amount MCh$	Terms Years	Annual issue rate %	Issue date	Maturity date
BCHIEM0817	UF	93,096	7	0.80	06/01/2020	06/01/2027
BCHIEL0717	UF	123,957	8	0.72	04/02/2020	04/02/2028
Subtotal UF		217,053

BONO AUD	AUD	37,130	15	2.65	02/03/2020	02/03/2035
Subtotal Others currency		37,130
Total as of December 31, 2020		254,183

Subordinated bonds

During the year ended December 31, 2020, the Bank did not issue any subordinated bonds.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

23.	Other Financial Obligations:

As of December 31, 2019 and 2020, other financial institutions are detailed as follows:

	2019	2020
	MCh$	MCh$
Other Chilean obligations	138,575	191,258
Public sector obligations	17,654	455
Total	156,229	191,713

24.	Provisions:

(a)	As of December 31, 2019 and 2020, provisions are detailed as follows:

	2019	2020
	MCh$	MCh$
Provision for minimum dividends	177,902	138,932
Provisions for contingent loan risks	24,971	98,181
Provisions for other contingencies	501	507
Total	203,374	237,620

(b)	The following table details the changes in provisions during 2019 and 2020:

	Minimum dividends MCh$	Contingent loan risks MCh$	Other MCh$	Total MCh$

Balances as of January 1, 2019	178,462	25,016	468	203,946
Provisions established	177,902	—	33	177,935
Provisions used	(178,462)	(45)	—	(178,507)
Provisions released	—	—	—	—
Balances as of December 31, 2019	177,902	24,971	501	203,374

Balances as of January 1, 2020	177,902	24,971	501	203,374
Provisions established	138,932	73,210	6	212,148
Provisions used	(177,902)	—	—	(177,902)
Provisions released	—	—	—	—
Balances as of December 31, 2020	138,932	98,181	507	237,620

(c)	Impairment losses on contingent loan risks:

Provisions for contingent loan risks are detailed as follows:

	Outstanding exposure		ECL
	2019	2020	2019	2020
	MCh$	MCh$	MCh$	MCh$
Warranty by endorsement and sureties	280,838	224,079	63	6,068
Confirmed foreign letters of credit	94,673	58,299	4	10
Issued foreign letters of credit	316,916	343,663	51	235
Performance guarantees	2,283,390	2,214,370	4,037	13,124
Undrawn credit lines	7,870,260	7,650,382	20,816	78,744
Other commitments	155,163	107,707	—	—
Total	11,001,240	10,598,500	24,971	98,181

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.	Provisions, continued:

(c)	Impairment losses on contingent loan risks, continued:

An analysis of changes in the gross carrying amount and the corresponding allowance for impairment losses in relation to each contingent loan risk is as follow:

a.	Warranty by endorsement and sureties:

The table below shows the credit quality and the maximum exposure to credit risk based on the Bank’s internal credit rating system and year-end stage classification as of December 31, 2019 and 2020.

	As of December 31, 2019
	Stage 1		Stage 2		Stage 3
	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Total MCh$
Normal	249,306	395	30,761	—	—	—	280,462
Substandard	—	—	376	—	—	—	376
Non—complying	—	—	—	—	—	—	—
Total	249,306	395	31,137	—	—	—	280,838

	As of December 31, 2020
	Stage 1		Stage 2		Stage 3
	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Total MCh$
Normal	186,051	131	31,911	—	—	—	218,093
Substandard	—	—	356	—	—	—	356
Non—complying	—	—	—	—	5,630	—	5,630
Total	186,051	131	32,267	—	5,630	—	224,079

An analysis of changes in the outstanding exposures on warranty by endorsement and sureties during the 2019 and 2020 periods are as follows:

	Stage 1		Stage 2		Stage 3
	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Total MCh$
Outstanding exposure as of January 1, 2019	332,965	138	8,573	—	—	—	341,676
Net change on exposures	(47,268)	273	7,604	7	—	—	(39,384)
Transfer to Stage 1	5,243	7	(5,243)	(7)	—	—	—
Transfer to Stage 2	(22,454)	—	22,454	—	—	—	—
Transfer to Stage 3	—	—	—	—	—	—	—
Foreign exchange adjustments	(19,180)	(23)	(2,251)	—	—	—	(21,454)
Exposure as of December 31, 2019	249,306	395	31,137	—	—	—	280,838

Outstanding exposure as of January 1, 2020	249,306	395	31,137	—	—	—	280,838
Net change on exposures	(31,759)	(231)	(19,038)	(62)	—	—	(51,090)
Transfer to Stage 1	29,099	—	(29,099)	—	—	—	—
Transfer to Stage 2	(55,270)	(65)	55,270	65	—	—	—
Transfer to Stage 3	—	—	(6,069)	—	6,069	—	—
Foreign exchange adjustments	(5,325)	32	66	(3)	(439)	—	(5,669)
Exposure as of December 31, 2020	186,051	131	32,267	—	5,630	—	224,079

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.	Provisions, continued:

(c)	Impairment losses on contingent loan risks, continued:

a.	Warranty by endorsement and sureties, continued:

An analysis of changes in ECL exposures on warranty by endorsement and sureties during the 2019 and 2020 periods are as follows:

	Stage 1		Stage 2		Stage 3
	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Total MCh$
ECL exposures as of January 1, 2019	428	—	—	—	—	—	428
Net change on exposures	(366)	—	18	—	—	—	(348)
Transfer to Stage 1	8	—	(8)	—	—	—	—
Transfer to Stage 2	(6)	—	6	—	—	—	—
Transfer to Stage 3	—	—	—	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year	(1)	—	—	—	—	—	(1)
Changes to models and assumptions	(32)	—	7	—	—	—	(25)
Foreign exchange adjustments	10	—	(1)	—	—	—	9
ECL as of December 31, 2019	41	—	22	—	—	—	63

ECL exposures as of January 1, 2020	41	—	22	—	—	—	63
Net change on exposures	(19)	—	2,838	—	—	—	2,819
Transfer to Stage 1	1	—	(1)	—	—	—	—
Transfer to Stage 2	(18)	—	18	—	—	—	—
Transfer to Stage 3	—	—	(3,034)	—	3,034	—	—
Impact on year-end ECL of exposures transferred between stages during the year	—	—	159	—	2,815	—	2,974
Changes to models and assumptions	167	—	226	—	—	—	393
Foreign exchange adjustments	2	—	36	—	(219)	—	(181)
ECL as of December 31, 2020	174	—	264	—	5,630	—	6,068

b.	Confirmed foreign letters of credit:

The table below shows the credit quality and the maximum exposure to credit risk based on the Bank’s internal credit rating system and year-end stage classification.

	As of December 31, 2019
	Stage 1		Stage 2		Stage 3
	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Total MCh$
Normal	94,673	—	—	—	—	—	94,673
Substandard	—	—	—	—	—	—	—
Non—complying	—	—	—	—	—	—	—
Total	94,673	—	—	—	—	—	94,673

	As of December 31, 2020
	Stage 1		Stage 2		Stage 3
	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Total MCh$
Normal	58,063	236	—	—	—	—	58,299
Substandard	—	—	—	—	—	—	—
Non—complying	—	—	—	—	—	—	—
Total	58,063	236	—	—	—	—	58,299

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.	Provisions, continued:

(b)	Impairment losses on contingent loan risks, continued:

b.	Confirmed foreign letters of credit, continued:

An analysis of changes in the outstanding exposures on confirmed foreign letters of credit during the 2019 and 2020 periods are as follows:

	Stage 1		Stage 2		Stage 3
	Individual	Group	Individual	Group	Individual	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Outstanding exposure as of January 1, 2019	56,764	—	—	—	—	—	56,764
Net change on exposures	46,648	—	—	—	—	—	46,648
Transfer to Stage 1	—	—	—	—	—	—	—
Transfer to Stage 2	—	—	—	—	—	—	—
Transfer to Stage 3	—	—	—	—	—	—	—
Foreign exchange adjustments	(8,739)	—	—	—	—	—	(8,739)
Exposure as of December 31, 2019	94,673	—	—	—	—	—	94,673

Outstanding exposure as of January 1, 2020	94,673	—	—	—	—	—	94,673
Net change on exposures	(34,528)	236	—	—	—	—	(34,292)
Transfer to Stage 1	—	—	—	—	—	—	—
Transfer to Stage 2	—	—	—	—	—	—	—
Transfer to Stage 3	—	—	—	—	—	—	—
Foreign exchange adjustments	(2,082)	—	—	—	—	—	(2,082)
Exposure as of December 31, 2020	58,063	236	—	—	—	—	58,299

An analysis of changes in ECL exposures on confirmed foreign letters of credit during the 2019 and 2020 periods are as follows:

	Stage 1		Stage 2		Stage 3
	Individual	Group	Individual	Group	Individual	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ECL exposures as of January 1, 2019	29	—	—	—	—	—	29
Net change on exposures	(24)	—	—	—	—	—	(24)
Transfer to Stage 1	—	—	—	—	—	—	—
Transfer to Stage 2	—	—	—	—	—	—	—
Transfer to Stage 3	—	—	—	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year	—	—	—	—	—	—	—
Changes to models and assumptions	(1)						(1)
Foreign exchange adjustments	—	—	—	—	—	—	—
ECL as of December 31, 2019	4	—	—	—	—	—	4

ECL exposures as of January 1, 2020	4	—	—	—	—	—	4
Net change on exposures	—	—	—	—	—	—	—
Transfer to Stage 1	—	—	—	—	—	—	—
Transfer to Stage 2	—	—	—	—	—	—	—
Transfer to Stage 3	—	—	—	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year	—	—	—	—	—	—	—
Changes to models and assumptions	7	—	—	—	—	—	7
Foreign exchange adjustments	(1)	—	—	—	—	—	(1)
ECL as of December 31, 2020	10	—	—	—	—	—	10

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.	Provisions, continued:

(c)	Impairment losses on contingent loan risks, continued:

c.	Issued foreign letters of credit:

The table below shows the credit quality and the maximum exposure to credit risk based on the Bank’s internal credit rating system and year-end stage classification.

As of December 31, 2019
	Stage 1		Stage 2		Stage 3
	Individual	Group	Individual	Group	Individual	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Normal	149,753	1,308	165,538	317	—	—	316,916
Substandard	—	—	—	—	—	—	—
Non-complying	—	—	—	—	—	—	—
Total	149,753	1,308	165,538	317	—	—	316,916

	As of December 31, 2020
	Stage 1		Stage 2		Stage 3
	Individual	Group	Individual	Group	Individual	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Normal	298,841	1,881	42,927	—	—	—	343,649
Substandard	—	—	14	—	—	—	14
Non-complying	—	—	—	—	—	—	—
Total	298,841	1,881	42,941	—	—	—	343,663

An analysis of changes in the outstanding exposures on issued foreign letters of credit during the 2019 and 2020 periods are as follows:

	Stage 1		Stage 2		Stage 3
	Individual	Group	Individual	Group	Individual	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Outstanding exposure as of January 1, 2019	344,874	1,585	41,823	114	—	—	388,396
Net change on exposures	(41,247)	(362)	(21,391)	371	—	—	(62,629)
Transfer to Stage 1	20,794	491	(20,794)	(491)	—	—	—
Transfer to Stage 2	(167,024)	(333)	167,024	333	—	—	—
Transfer to Stage 3	—	—	—	—	—	—	—
Foreign exchange adjustments	(7,644)	(73)	(1,124)	(10)	—	—	(8,851)
Exposure as of December 31, 2019	149,753	1,308	165,538	317	—	—	316,916

Outstanding exposure as of January 1, 2020	149,753	1,308	165,538	317	—	—	316,916
Net change on exposures	53,462	830	(20,836)	(530)	—	—	32,926
Transfer to Stage 1	136,838	866	(136,838)	(866)	—	—	—
Transfer to Stage 2	(37,319)	(1,048)	37,319	1,048	—	—	—
Transfer to Stage 3	—	—	—	—	—	—	—
Foreign exchange adjustments	(3,893)	(75)	(2,242)	31	—	—	(6,179)
Exposure as of December 31, 2020	298,841	1,881	42,941	—	—	—	343,663

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.	Provisions, continued:

(c)	Impairment losses on contingent loan risks, continued:

c.	Issued foreign letters of credit, continued:

An analysis of changes in ECL exposures on issued foreign letters of credit during the 2019 and 2020 periods are as follows:

	Stage 1		Stage 2		Stage 3
	Individual	Group	Individual	Group	Individual	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ECL exposures as of January 1, 2019	83	10	—	—	—	—	93
Net change on exposures	(61)	(8)	10	18	—	—	(41)
Transfer to Stage 1	—	—	—	—	—	—	—
Transfer to Stage 2	(3)	(1)	3	1	—	—	—
Transfer to Stage 3	—	—	—	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year	—	—	(2)	—	—	—	(2)
Changes to models and assumptions	1	—	—	—	—	—	1
Foreign exchange adjustments	—	—	—	—	—	—	—
ECL as of December 31, 2019	20	1	11	19	—	—	51

ECL exposures as of January 1, 2020	20	1	11	19	—	—	51
Net change on exposures	7	3	(13)	(19)	(1)	—	(23)
Transfer to Stage 1	2	—	(2)	—	—	—	—
Transfer to Stage 2	(10)	(4)	10	4	—	—	—
Transfer to Stage 3	—	—	—	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year	1	—	10	(4)	—	—	7
Changes to models and assumptions	111	—	92	—	1	—	204
Foreign exchange adjustments	(2)	—	(2)	—	—	—	(4)
ECL as of December 31, 2020	129	—	106	—	—	—	235

d.	Performance guarantees:

The table below shows the credit quality and the maximum exposure to credit risk based on the Bank’s internal credit rating system and year-end stage classification.

	As of December 31, 2019
	Stage 1		Stage 2		Stage 3
	Individual	Group	Individual	Group	Individual	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Normal	1,804,374	44,325	414,621	10,970	—	—	2,274,290
Substandard	—	—	5,806	—	—	—	5,806
Non—complying	—	—	—	—	2,194	1,100	3,294
Total	1,804,374	44,325	420,427	10,970	2,194	1,100	2,283,390

	As of December 31, 2020
	Stage 1		Stage 2		Stage 3
	Individual	Group	Individual	Group	Individual	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Normal	1,573,058	46,523	568,005	615	—	—	2,188,201
Substandard	—	—	21,833	—	—	—	21,833
Non—complying	—	—	—	—	3,851	485	4,336
Total	1,573,058	46,523	589,838	615	3,851	485	2,214,370

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.	Provisions, continued:

(c)	Impairment losses on contingent loan risks, continued:

d.	Performance guarantees. continued:

An analysis of changes in the outstanding exposures on Performance guarantees during the 2019 and 2020 periods are as follows:

	Stage 1		Stage 2		Stage 3
	Individual	Group	Individual	Group	Individual	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Outstanding exposure as of January 1, 2019	1,685,980	54,523	485,075	3,544	2,310	1,250	2,232,682
Net change on exposures	129,463	(10,568)	(38,887)	8,898	(2,950)	(1,203)	84,753
Transfer to Stage 1	249,755	18,249	(249,755)	(18,092)	—	(157)	—
Transfer to Stage 2	(229,813)	(17,111)	230,906	17,417	(1,093)	(306)	—
Transfer to Stage 3	(74)	(729)	(3,884)	(792)	3,958	1,521	—
Foreign exchange adjustments	(30,937)	(39)	(3,028)	(5)	(31)	(5)	(34,045)
Exposure as of December 31, 2019	1,804,374	44,325	420,427	10,970	2,194	1,100	2,283,390

Outstanding exposure as of January 1, 2020	1,804,374	44,325	420,427	10,970	2,194	1,100	2,283,390
Net change on exposures	(33,951)	(8,832)	(6,254)	1,305	(5,241)	(1,226)	(54,199)
Transfer to Stage 1	128,944	29,217	(128,944)	(29,180)	—	(37)	—
Transfer to Stage 2	(314,572)	(17,839)	314,683	18,347	(111)	(508)	—
Transfer to Stage 3	(459)	(326)	(6,511)	(826)	6,970	1,152	—
Foreign exchange adjustments	(11,278)	(22)	(3,563)	(1)	39	4	(14,821)
Exposure as of December 31, 2020	1,573,058	46,523	589,838	615	3,851	485	2,214,370

An analysis of changes in ECL exposures on Performance guarantees during the 2019 and 2020 periods are as follows:

	Stage 1		Stage 2		Stage 3
	Individual	Group	Individual	Group	Individual	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ECL exposures as of January 1, 2019	2,308	509	765	—	495	3	4,080
Net change on exposures	(1,717)	(178)	767	789	(791)	471	(659)
Transfer to Stage 1	287	20	(287)	(20)	—	—	—
Transfer to Stage 2	(249)	(233)	919	233	(670)	—	—
Transfer to Stage 3	(2)	(22)	(192)	(17)	194	39	—
Impact on year-end ECL of exposures transferred between stages during the year	(18)	182	(684)	(231)	1,263	(39)	473
Changes to models and assumptions	(15)	—	152	—	—	—	137
Foreign exchange adjustments	7	(1)	—	—	—	—	6
ECL as of December 31, 2019	601	277	1,440	754	491	474	4,037

ECL exposures as of January 1, 2020	601	277	1,440	754	491	474	4,037
Net change on exposures	359	(160)	6,341	(674)	(8,647)	(454)	(3,235)
Transfer to Stage 1	48	78	(48)	(68)	—	(10)	—
Transfer to Stage 2	(222)	(169)	237	179	(15)	(10)	—
Transfer to Stage 3	—	(2)	(4,038)	(6)	4,038	8	—
Impact on year-end ECL of exposures transferred between stages during the year	2	235	362	(172)	6,261	(8)	6,680
Changes to models and assumptions	2,002	658	2,138	(10)	851	—	5,639
Foreign exchange adjustments	—	—	(10)	—	13	—	3
ECL as of December 31, 2020	2,790	917	6,422	3	2,992	—	13,124

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.	Provisions, continued:

(c)	Impairment losses on contingent loan risks, continued:

e.	Undrawn credit lines:

The table below shows the credit quality and the maximum exposure to credit risk based on the Bank’s internal credit rating system and year-end stage classification.

	As of December 31, 2019
	Stage 1		Stage 2		Stage 3
	Individual	Group	Individual	Group	Individual	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Normal	1,135,118	6,434,148	81,990	207,646	—	—	7,858,902
Substandard	—	—	1,468	—	—	—	1,468
Non—complying	—	—	—	—	359	9,531	9,890
Total	1,135,118	6,434,148	83,458	207,646	359	9,531	7,870,260

	As of December 31, 2020
	Stage 1		Stage 2		Stage 3
	Individual	Group	Individual	Group	Individual	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Normal	1,055,119	6,244,331	138,432	182,812	20	—	7,620,714
Substandard	—	—	3,896	—	—	—	3,896
Non—complying	—	—	—	—	837	24,935	25,772
Total	1,055,119	6,244,331	142,328	182,812	857	24,935	7,650,382

An analysis of changes in the outstanding exposures undrawn credit lines during the 2019 and 2020 periods are as follows:

	Stage 1		Stage 2		Stage 3
	Individual	Group	Individual	Group	Individual	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Outstanding exposure as of January 1, 2019	1,279,611	5,512,504	178,586	786,663	328	11,633	7,769,325
Net change on exposures	(182,381)	668,090	(50,111)	(96,818)	(204)	(8,651)	329,925
Transfer to Stage 1	162,455	1,058,685	(162,453)	(1,058,572)	(2)	(113)	—
Transfer to Stage 2	(118,673)	(593,536)	118,848	598,413	(175)	(4,877)	—
Transfer to Stage 3	(57)	(1,970)	(365)	(9,938)	422	11,908	—
Foreign exchange adjustments	(5,837)	(209,625)	(1,047)	(12,102)	(10)	(369)	(228,990)
Exposure as of December 31, 2019	1,135,118	6,434,148	83,458	207,646	359	9,531	7,870,260

Outstanding exposure as of January 1, 2020	1,135,118	6,434,148	83,458	207,646	359	9,531	7,870,260
Net change on exposures	(28,109)	20,484	11,628	(102,141)	(568)	(7,903)	(106,609)
Transfer to Stage 1	80,990	516,008	(80,990)	(515,854)	—	(154)	—
Transfer to Stage 2	(129,707)	(597,956)	129,751	606,469	(44)	(8,513)	—
Transfer to Stage 3	(183)	(18,407)	(949)	(14,838)	1,132	33,245	—
Foreign exchange adjustments	(2,990)	(109,946)	(570)	1,530	(22)	(1,271)	(113,269)
Exposure as of December 31, 2020	1,055,119	6,244,331	142,328	182,812	857	24,935	7,650,382

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.	Provisions, continued:

(c)	Impairment losses on contingent loan risks, continued:

e.	Undrawn credit lines, continued:

An analysis of changes in ECL exposures on undrawn credit lines during the 2019 and 2020 periods are as follows:

	Stage 1		Stage 2		Stage 3
	Individual	Group	Individual	Group	Individual	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ECL exposures as of January 1, 2019	1,634	9,123	137	4,194	—	5,298	20,386
Net change on exposures	(1,229)	4,832	25	(1,245)	63	(848)	1,598
Transfer to Stage 1	88	6,162	(87)	(6,141)	(1)	(21)	—
Transfer to Stage 2	(113)	(6,056)	191	7,838	(78)	(1,782)	—
Transfer to Stage 3	—	(149)	(12)	(792)	12	941	—
Impact on year-end ECL of exposures transferred between stages during the year	(35)	(389)	(129)	(1,116)	83	1,006	(580)
Changes to models and assumptions	(112)	(269)	63	(28)	—	—	(346)
Foreign exchange adjustments	1	(119)	(3)	(66)	(1)	(54)	(242)
ECL as of December 31, 2019	234	13,135	185	2,644	78	4,540	20,816

ECL exposures as of January 1, 2020	234	13,135	185	2,644	78	4,540	20,816
Net change on exposures	181	(1,726)	502	(1,262)	(174)	(1,004)	(3,483)
Transfer to Stage 1	19	7,348	(19)	(7,301)	—	(47)	—
Transfer to Stage 2	(93)	(5,942)	101	9,664	(8)	(3,722)	—
Transfer to Stage 3	—	(317)	(67)	(766)	67	1,083	—
Impact on year-end ECL of exposures transferred between stages during the year	(1)	(293)	77	(1,035)	349	8,479	7,576
Changes to models and assumptions	899	53,001	267	1,294	116	(1,429)	54,148
Foreign exchange adjustments	(3)	(128)	(8)	30	(8)	(196)	(313)
ECL as of December 31, 2020	1,236	65,078	1,038	3,268	420	7,704	78,744

f.	Other commitments:

The table below shows the credit quality and the maximum exposure to credit risk based on the Bank’s internal credit rating system and year-end stage classification as of December 31, 2019 and 2020.

As of December 31, 2019
	Stage 1		Stage 2		Stage 3
	Individual	Group	Individual	Group	Individual	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Normal	155,163	—	—	—	—	—	155,163
Substandard	—	—	—	—	—	—	—
Non—complying	—	—	—	—	—	—	—
Total	155,163	—	—	—	—	—	155,163

As of December 31, 2020
	Stage 1		Stage 2		Stage 3
	Individual	Group	Individual	Group	Individual	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Normal	107,707	—	—	—	—	—	107,707
Substandard	—	—	—	—	—	—	—
Non—complying	—	—	—	—	—	—	—
Total	107,707	—	—	—	—	—	107,707

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.	Provisions, continued:

(c)	Impairment losses on contingent loan risks, continued:

f.	Other commitments, continued:

An analysis of changes in the outstanding exposures on other commitments during the 2019 and 2020 periods are as follows:

	Stage 1		Stage 2		Stage 3
	Individual	Group	Individual	Group	Individual	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Outstanding exposure as of January 1, 2019	46,561	—	—	—	—	—	46,561
Net change on exposures	108,602	—	—	—	—	—	108,602
Transfer to Stage 1	—	—	—	—	—	—	—
Transfer to Stage 2	—	—	—	—	—	—	—
Transfer to Stage 3	—	—	—	—	—	—	—
Foreign exchange adjustments	—	—	—	—	—	—	—
Exposure as of December 31, 2019	155,163	—	—	—	—	—	155,163

Outstanding exposure as of January 1, 2020	155,163	—	—	—	—	—	155,163
Net change on exposures	(47,456)	—	—	—	—	—	(47,456)
Transfer to Stage 1	—	—	—	—	—	—	—
Transfer to Stage 2	—	—	—	—	—	—	—
Transfer to Stage 3	—	—	—	—	—	—	—
Foreign exchange adjustments	—	—	—	—	—	—	—
Exposure as of December 31, 2020	107,707	—	—	—	—	—	107,707

An analysis of changes in ECL exposures on other commitments during the 2019 and 2020 periods are as follows:

	Stage 1		Stage 2		Stage 3
	Individual	Group	Individual	Group	Individual	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ECL exposures as of January 1, 2019	—	—	—	—	—	—	—
Net change on exposures	—	—	—	—	—	—	—
Transfer to Stage 1	—	—	—	—	—	—	—
Transfer to Stage 2	—	—	—	—	—	—	—
Transfer to Stage 3	—	—	—	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year	—	—	—	—	—	—	—
Changes to models and assumptions	—	—	—	—	—	—	—
Foreign exchange adjustments	—	—	—	—	—	—	—
ECL as of December 31, 2019	—	—	—	—	—	—	—

ECL exposures as of January 1, 2020	—	—	—	—	—	—	—
Net change on exposures	—	—	—	—	—	—	—
Transfer to Stage 1	—	—	—	—	—	—	—
Transfer to Stage 2	—	—	—	—	—	—	—
Transfer to Stage 3	—	—	—	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year	—	—	—	—	—	—	—
Changes to models and assumptions	—	—	—	—	—	—	—
Foreign exchange adjustments	—	—	—	—	—	—	—
ECL as of December 31, 2020	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

25.	Employee Benefits:

(a)	Provisions for personnel benefits and payroll:

	2019	2020
	MCh$	MCh$
Short-term personnel benefits (a.2)	51,051	43,941
Vacation accrual (a.3)	27,609	33,993
Employee defined benefit plan (a.1)(*)	7,566	7,581
Other Benefits	22,849	25,728
Total	109,075	111,243

(*)	See Note No. 2 (x) (iii).

(a.1)	Employee defined benefit plan:

	2019	2020
	MCh$	MCh$
Current service cost	101	367
Interest cost on benefit obligation	222	160
Actuarial gains and losses	247	91
Net benefit expense	570	618

The net benefit expense is recognized under “Personnel Expenses” (Note No. 34).

The principal assumptions used in determining pension obligations for the Bank’s plan are shown below:

	December 31,	December 31,
	2019	2020
	%	%
Discount rate	3.17	2.31
Annual salary increase	4.42	4.04
Payment probability	99.99	99.99

The most recent actuarial valuation of the staff severance indemnities provision was carried out during December 2020.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

25.	Employee Benefits, continued:

Changes in the present value of the defined benefit obligation are as follows:

	2019	2020
	MCh$	MCh$
Opening defined benefit obligation, January 1,	7,754	7,566
Increase in provision	323	527
Benefits paid	(758)	(603)
Actuarial gains and losses	247	91
Closing defined benefit obligation	7,566	7,581

(a.2)	The following table details the changes in provisions for incentive plans during 2019 and 2020:

	2019	2020
	MCh$	MCh$
Balances as of January 1,	47,797	51,051
Provisions established	45,792	34,138
Provisions used	(42,538)	(41,248)
Provisions released	—	—
Balances as of December 31,	51,051	43,941

(a.3)	The following table details the changes in provisions for vacation during 2019 and 2020:

	2019	2020
	MCh$	MCh$
Balances as of January 1,	26,855	27,609
Provisions established	7,257	11,512
Provisions used	(6,503)	(5,128)
Provisions released	—	—
Balances as of December 31,	27,609	33,993

(b)	Provisions for share-based employee benefits:

As of December 31, 2019 and 2020, the Bank and its subsidiaries did not have a stock-based compensation plans.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.	Other Liabilities:

As of December 31, 2019 and 2020, other liabilities are detailed as follows:

	2019	2020
	MCh$	MCh$
Accounts and notes payable	231,465	273,143
Documents intermediated (*)	80,190	137,546
Income received in advance (**)	125,418	68,907
Cobranding	30,186	29,213
VAT payable	4.523	5,742
Securities unliquidated	135,547	2,725
Insurance payments	1,157	1,802
Outstanding transactions	792	725
Others	22,389	34,540
Total	631,667	554,343

(*)	This item mainly includes financing of simultaneous operations performed by subsidiary Banchile Corredores de Bolsa S.A.

(**)	On January 28, 2019, Banco de Chile and its subsidiary Banchile Corredores de Seguros Ltda. informed that they had entered into a strategic alliance with the insurance companies Chubb Seguros Chile S.A. and Chubb Seguros de Vida Chile S.A. The framework of the strategic alliance establishes the general terms and conditions pursuant to which the Bank will grant, for a period of 15 years, exclusive access to the said insurance companies to provide insurance to clients via the face-to-face and digital channels of the Bank, through Banchile, as well as, granting access to existing clients of the Bank, subject to the exceptions agreed upon by the parties.

The aforementioned agreement included an initial payment on the date of the signing of the contracts, in accordance with the terms and conditions thereof, and annual payments subject to compliance with insurance sales objectives during the agreement lifetime.

On June 4, 2019, Banco de Chile received the payment from these insurance companies for an amount of Ch$149,061 million, which was recorded according to IFRS 15. The related income is recognized at the time of providing access to existing clients to these insurance companies and over time, depending on compliance with the associated performance obligations.

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

	2019	2020
	MCh$	MCh$
Off-balance-sheet accounts
Warranty by endorsement and sureties	280,838	224,079
Confirmed foreign letters of credit	94,673	58,299
Issued foreign letters of credit	316,916	343,663
Performance guarantees	2,283,390	2,214,370
Undrawn credit lines	7,870,260	7,650,382
Other commitments	155,163	107,707

Transactions on behalf of third parties
Collections	144,043	157,671
Third-party resources managed by the Bank:
Financial assets managed on behalf of third parties	6,418	16,024
Other assets managed on behalf of third parties	—	—
Financial assets acquired on its own behalf	73,140	80,788

Fiduciary activities
Securities held in safe custody in the Bank	2,677,353	2,023,313
Securities held in safe custody in other entities	18,719,297	18,467,801
Total	32,621,491	31,344,097

(b)	Lawsuits and legal proceedings:

(b.1)	Legal contingencies within the ordinary course of business:

At the date of issuance of these consolidated financial statements, there are legal actions filed against the Bank and its subsidiaries in the ordinary course of business. As of December 31, 2020, the Bank and its subsidiaries maintain provisions for legal contingencies amounting to Ch$244 million (Ch$237 million as of December 31, 2019), which are part of the item “Provisions” in the Statement of Financial Position.

The following table presents the estimated date of completion of the respective litigation:

	As of December 31, 2020
	2021	2022	2023	2024	2025	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Legal contingencies	43	30	4	167	—	244

(b.2)	Contingencies for significant lawsuits:

As of December 31, 2019 and 2020, there are not significant lawsuits that affect or may affect these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.	Contingencies and Commitments, continued:

(c)	Guarantees granted:

(i)	In subsidiary Banchile Administradora General de Fondos S.A.:

In compliance with article 12 of Law No. 20,712, Banchile Administradora General de Fondos S.A., has designated Banco de Chile as the representative of the beneficiaries of the guarantees it has established and in that character the Bank has issued bank guarantees totaling UF 3,778,100, maturing January 8, 2021 (UF 3,090,000 maturing January 10, 2020 in December 2019). The subsidiary took a policy with Mapfre Seguros Generales S.A. for the Real State Funds by a guaranteed amount of UF 877,000.

As of December 31, 2019 and 2020 the Bank had no guaranteed mutual funds.

(ii)	In subsidiary Banchile Corredores de Bolsa S.A.:

For the purposes of ensuring correct and complete compliance with all of its obligations as a broker-dealer entity, in conformity with the provisions of article 30 and subsequent articles of Law No. 18,045 on Securities Markets, the subsidiary established a guarantee in an insurance policy for UF 20,000, insured by Mapfre Seguros Generales S.A., that matures on April 22, 2022, whereby the Securities Exchange of the Santiago Stock Exchange was appointed as the subsidiary’s creditors to representative.

	2019	2020
	MCh$	MCh$
Guarantees:
Shares delivered to cover simultaneous forward sales transactions:
Santiago Securities Exchange, Stock Exchange	85,302	47,684
Electronic Chilean Securities Exchange, Stock Exchange	6,843	20,227

Fixed income securities to guarantee CCLV system:
Santiago Securities Exchange, Stock Exchange	7,985	10,000
Shares delivered to guarantee equity lending and short-selling:
Santiago Securities Exchange, Stock Exchange	382	2,858
Total	100,512	80,769

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.	Contingencies and Commitments, continued:

(c)	Guarantees granted, continued:

(ii)	In subsidiary Banchile Corredores de Bolsa S.A., continued:

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

Banchile Corredores de Bolsa S.A. keeps an insurance policy current with Chubb Seguros Chile S.A. that expires April 2, 2021, this considers matters of employee fidelity, physical losses, falsification or adulteration, and currency fraud with a coverage amount equivalent to US$20,000,000.

It also provided a bank guarantee No. 3610198 in the amount of UF 253,800 for the benefits of investors in portfolio management contracts. This bank guarantee is revaluated in UF to fixed term, non-endorsable and has a maturity date of January 8, 2021.

It also provided a cash guarantee in the amount of US$122,494.32 for the purpose of complying with the obligations to Pershing, for any operations conducted through that broker.

(iii)	In subsidiary Banchile Corredores de Seguros Ltda.

According to established in article 58, letter D of D.F.L. 251, as of December 31, 2020 the entity maintains two insurance policies with effect from April 15, 2020 to April 14, 2021 which protect it against of potential damages caused by infractions of the law, regulations and complementary rules that regulate insurance brokers, especially when the non-compliance comes from acts, errors or omissions of the broker, its representatives, agents or dependents that participate in the intermediation.

The policies contracted are the following:

Matter insured	Amount Insured (UF)
Errors and omissions liability policy	60,000
Civil responsibility policy	500

(d)	By Exempt Resolution No. 270, dated October 30, 2014, the Superintendency of Securities and Insurance (current Commission for the Financial Market) imposed a fine of UF 50,000 to Banchile Corredores de Bolsa S.A. for violations of the second paragraph of article 53 of the Securities Market Law, said company filed a claim with the competent Civil Court requesting the annulment of the fine. On December 10, 2019, a judgement in the case was issued reducing the fine to the amount of UF 7,500. The judgment indicated has been subject to cassation appeals filed by both parties, which are pending before the Court of Appeals of Santiago.

The company has not made provisions considering that the Bank’s legal advisors in charge of the procedure estimate that there are solid grounds that the claim filed by Banchile Corredores de Bolsa S.A. can be accepted.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

28.	Equity:

(a)	Authorized, subscribed and paid shares:

As of December 31, 2020, the paid-in capital of Banco de Chile is represented by 101,017,081,114 registered shares (101,017,081,114 in 2019), with no par value, subscribed and fully paid.

(b)	Shares:

The following table shows the share movements from December 31, 2018 to December 31, 2020:

Total Ordinary Shares
Total shares as of December 31, 2018	101,017,081,114
Total shares as of December 31, 2019	101,017,081,114
Total shares as of December 31, 2020	101,017,081,114

(c) Shareholders’ composition:

As of December 31, 2019, the shareholder composition was as follows:

Corporate Name or Shareholder’s Name	Shares	% of Equity Holding
LQ Inversiones Financieras S.A.	46,815,289,329	46.34
Banchile Corredores de Bolsa S.A.	5,708,422,261	5.65
Inversiones LQ-SM Limitada	4,854,988,014	4.81
Other minority shareholders	43,638,381,510	43.20
Total	101,017,081,114	100.00

As of December 31, 2020, the shareholder composition was as follows:

Corporate Name or Shareholder’s Name	Shares	% of Equity Holding
LQ Inversiones Financieras S.A.	46,815,289,329	46.34
Banchile Corredores de Bolsa S.A.	6,119,467,747	6.06
Inversiones LQ-SM Limitada	4,854,988,014	4.81
Other minority shareholders	43,227,336,024	42.79
Total	101,017,081,114	100.00

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

28.	Equity, continued:

(d)	Approval and payment of dividends:

At the Bank Ordinary Shareholders’ Meeting held on March 26, 2020, the distribution and payment of dividend No. 208 of Ch$3.47008338564 per share of the Banco de Chile was approved, with charge to the net distributable income for the year ended as of December 31, 2019. The dividends paid in the year 2020 amounted to Ch$350,538 million.

At the Bank Ordinary Shareholders’ Meeting held on March 28, 2019, the distribution and payment of dividend No. 207 of Ch$3.52723589646 per share of the Banco de Chile was approved, with charge to the net distributable income for the year ended as of December 31, 2018. The dividends paid in the year 2019 amounted to Ch$356,311 million.

The following dividends were declared and paid by the Bank for the year ended as of December 31, 2018, 2019 and 2020:

	2018	2019	2020
Dividends on ordinary shares MCh$ :	374,079	356,311	350,538
Dividends per ordinary share Ch$ (*):	3.76	3.53	3.47

(*)	Dividends per share are calculated by dividing the amount of the dividend paid during each year by the previous year’s number of shares outstanding.

(e)	Provision for minimum dividends:

The Chilean Corporations Law mandates a minimum distribution of 30% of distributable income. Accordingly, the Bank recorded a liability under the line item “Provisions” for an amount of Ch$138,932 million (Ch$177,902 million in December 31, 2019) against “Retained earnings”.

(f)	Other comprehensive income:

In accordance with Note No. 2(i) (iii), the fair market value adjustment for financial assets at fair value through other comprehensive income is generated by fluctuations in the fair value of that portfolio, with a charge or credit to equity, net of deferred taxes (see Note No. 12). For the year ended 2020, there was a net charge to equity in an amount of Ch$6,236 million (a net credit to equity for Ch$11,641 million in 2019).

Cash flow hedge adjustment consists of the portion of income of hedge instruments registered in equity produced in a cash flow hedge. For the year ended December 31, 2020, there was a net credit to equity in an amount of Ch$7,561 million (a net charge to equity for Ch$27,408 million for the period 2019).

(g)	Retained earnings from previous years:

During the year 2020, the Ordinary Shareholders Meeting of Banco de Chile agreed to deduct and withhold from the 2019 liquid income, an amount equivalent to the value effect of the monetary unit of paid capital and reserves according to the variation in the Consumer Price Index, which occurred between November 2018 and November 2019, amounting to Ch$92,240 million. Additionally, the Board determined to withhold 30% of the remaining liquid income, which was equivalent to Ch$150,230 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

28.	Equity, continued:

(h)	Earnings per share:

Earnings per share is calculated by dividing the net profit for the year attributable to the ordinary equity holders of the Bank by the weighted average number of ordinary shares outstanding during the year.

The following table shows the income and share data used in the calculation of EPS:

	As of December 31,
	2018	2019	2020
Basic and diluted earnings per share:
Net profits attributable to ordinary equity holders of the Bank (MCh$)	603,633	603,744	401,629
Weighted average number of ordinary shares (*)	101,017,081,114	101,017,081,114	101,017,081,114
Earnings per share (Ch$)	5.98	5.98	3.98

(*)	During 2018, the Bank capitalized 1,572,948,922 shares respectively, which are considered in the earnings per share calculation as if they had been outstanding during all periods presented.

During the periods presented the Bank did not have any instruments that could lead to a dilution of its ordinary shares.

There have been no transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of the completion of these financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

29.	Interest Revenue and Expenses:

(a)	As of each year-end below, interest revenue is detailed as follows:

	2018	2019	2020
	MCh$	MCh$	MCh$
Commercial loans	851,328	910,229	826,440
Consumer loans	613,293	638,198	533,267
Residential mortgage loans	502,832	532,009	520,271
Financial investments	52,909	45,294	36,748
Repurchase agreements	2,767	2,480	1,406
Loans and advances to banks	24,138	27,457	10,797
Gain (loss) from accounting hedges	(58,560)	(59,874)	(62,826)
Other interest revenue	11,910	17,755	10,692
Total	2,000,617	2,113,548	1,876,795

The amount of interest recognized on a received basis for impaired portfolio in 2020 amounts to Ch$3,811 million (Ch$4,415 million as of December 31, 2019).

(b)	As of each year-end below, interest expenses are detailed as follows:

	2018	2019	2020
	MCh$	MCh$	MCh$
Savings accounts and time deposits	301,251	313,142	142,623
Debt issued	352,351	386,015	403,989
Other financial obligations	1,482	918	413
Repurchase agreements	8,901	7,048	1,853
Borrowings from financial institutions	29,275	43,570	27,830
(Gain) loss from accounting hedges	(23,694)	(25,888)	(32,040)
Demand deposits	9,380	14,408	11,559
Lease liabilities	—	2,574	2,532
Other interest expenses	694	483	1,248
Total	679,640	742,270	560,007

(c)	As of each year-end below, loss from accounting hedge is the following:

	2018	2019	2020
	MCh$	MCh$	MCh$
Cash Flow hedge	(33,031)	(28,690)	(22,293)
Fair value hedge	(1,835)	(5,296)	(8,493)
Total	(34,866)	(33,986)	(30,786)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

30.	Income and Expenses from Fees and Commissions:

The income and expenses for fees and commissions shown in the Consolidated Statement of Comprehensive Income for the years ended December 31, 2018, 2019 and 2020 refer to the following items:

	2018	2019	2020
	MCh$	MCh$	MCh$
Income from fees and commissions
Debit and credit card services	167,201	185,878	156,786
Investments in mutual funds and others	91,173	101,046	92,514
Use of distribution channel and access to customers	20,974	65,243	75,074
Collections and payments	52,717	56,389	54,730
Portfolio management	46,730	47,816	50,272
Fees for insurance transactions	32,886	37,035	33,049
Guarantees and letter of credit	25,021	26,101	27,824
Trading and securities management	24,632	21,878	22,017
Brand use agreement	14,840	16,494	19,835
Lines of credit and overdrafts	4,837	4,716	4,568
Financial advisory services	5,046	4,393	4,487
Other fees earned	19,057	22,183	20,990
Total income from fees and commissions	505,114	589,172	562,146

Expenses from fees and commissions
Credit card transactions	(113,403)	(97,823)	(79,893)
Interbank transactions	(16,554)	(20,133)	(24,843)
Collections and payments	(6,546)	(6,284)	(4,927)
Securities transactions	(7,544)	(5,943)	(4,411)
Sales force	(258)	(404)	(244)
Other fees	(854)	(1,283)	(1,860)
Total expenses from fees and commissions	(145,159)	(131,870)	(116,178)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

31.	Net Financial Operating Income:

The gain (losses) from trading and brokerage activities for the years ended December 31, 2018, 2019 and 2020 is detailed as follows:

	2018	2019	2020
	MCh$	MCh$	MCh$
Net income on financial assets held-for-trading	42,605	44,274	24,715
Gain (loss) from mark to market	8,038	32,128	33,216
Financial assets held-for-trading	50,643	76,402	57,931
Sale of financial assets at fair value through other comprehensive income	1,118	4,789	27,091
Sale of loan portfolio	267	—	39
Net (loss) gain of other transactions	384	(145)	29
Derivative instruments	64,730	32,391	(96,369)
Total	117,142	113,437	(11,279)

32.	Foreign Exchange Transactions, net:

The detail of foreign exchange transactions for the years ended December 31, 2018, 2019 and 2020 is the following:

	2018	2019	2020
	MCh$	MCh$	MCh$
Gain (loss) from accounting hedges	118,690	113,374	(17,156)
Indexed foreign currency	(125,598)	(88,772)	176,469
Exchange difference, net	9,609	6,284	(2,651)
Total	2,701	30,886	156,662

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

33.	Provisions for Expected Credit Losses:

The changes in provisions for expected credit losses during 2018, 2019 and 2020 are the following:

	Loans and	Loans to customers as of December 31, 2018				Debt instruments at fair value
	advance to banks	Commercial loans	Mortgage loans	Consumer loans	Subtotal	through OCI	Contingent loan risks	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established:
Individual provisions	(240)	—	—	—	—	—	(2,368)	(2,608)
Group provisions	—	(61,702)	(7,546)	(241,244)	(310,492)	—	—	(310,492)
Provisions established net	(240)	(61,702)	(7,546)	(241,244)	(310,492)	—	(2,368)	(313,100)

Provisions released:
Individual provisions	—	871	—	—	871	1,552	—	2,423
Group provisions	—	—	—	—	—	—	327	327
Provisions released net	—	871	—	—	871	1,552	327	2,750

Recovery of written-off assets	—	13,579	4,572	42,428	60,579	—	—	60,579

Provisions net allowances for credit risk	(240)	(47,252)	(2,974)	(198,816)	(249,042)	1,552	(2,041)	(249,771)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

33.	Provisions for Expected Credit Losses, continued:

	Loans and	Loans to customers as of December 31, 2019				Debt instruments at fair value
	advance to banks	Commercial loans	Mortgage loans	Consumer loans	Subtotal	through OCI	Contingent loan risks	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established:
Individual provisions	—	(17,143)	—	—	(17,143)	(3,468)	—	(20,611)
Group provisions	—	(64,492)	(17,168)	(278,252)	(359,912)	—	(2,707)	(362,619)
Provisions established net	—	(81,635)	(17,168)	(278,252)	(377,055)	(3,468)	(2,707)	(383,230)

Provisions released:
Individual provisions	902	—	—	—	—	—	2,752	3,654
Group provisions	—	—	—	—	—	—	—	—
Provisions released net	902	—	—	—	—	—	2,752	3,654

Recovery of written-off assets	—	12,253	5,114	30,608	47,975	—	—	47,975

Provisions net allowances for credit risk	902	(69,382)	(12,054)	(247,644)	(329,080)	(3,468)	45	(331,601)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

33.	Provisions for Expected Credit Losses, continued:

	Loans and	Loans to customers as of December 31, 2020				Debt instruments at fair value
	advance to banks	Commercial loans	Mortgage loans	Consumer loans	Subtotal	through OCI	Contingent loan risks	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established:
Individual provisions	(348)	(207,611)	—	—	(207,611)	—	(18,084)	(226,043)
Group provisions	—	(88,278)	(4,607)	(219,463)	(312,348)	—	(55,126)	(367,474)
Provisions established net	(348)	(295,889)	(4,607)	(219,463)	(519,959)	—	(73,210)	(593,517)

Provisions released:
Individual provisions	—	—	—	—	—	4,652	—	4,652
Group provisions	—	—	—	—	—	—	—	—
Provisions released net	—	—	—	—	—	4,652	—	4,652

Recovery of written-off assets	—	8,599	3,377	29,783	41,759	—	—	41,759

Provisions net allowances for credit risk	(348)	(287,290)	(1,230)	(189,680)	(478,200)	4,652	(73,210)	(547,106)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

34.	Personnel Expenses:

Personnel expenses for the year ended December 31, 2018, 2019 and 2020 are detailed as follows:

	2018	2019	2020
	MCh$	MCh$	MCh$
Remuneration	244,919	254,886	258,918
Bonuses and incentives	62,675	71,028	61,526
Variable Compensation	36,901	37,281	34,151
Gratifications	26,275	27,889	28,167
Lunch and health benefits	26,698	27,618	27,388
Staff severance indemnities	19,941	35,100	22,994
Training expenses	3,909	3,626	1,832
Other personnel expenses	19,312	18,171	22,200
Total	440,630	475,599	457,176

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

35.	Administrative Expenses:

For the year ended December 31, 2018, 2019 and 2020, administrative expenses are detailed as follows:

	2018	2019	2020
	MCh$	MCh$	MCh$
General administrative expenses
Information technology and communications	79,300	92,264	99,763
Maintenance and repair of property and equipment	36,716	50,297	48,218
External advisory services and professional services fees	16,690	21,099	14,650
Office supplies	8,535	9,366	11,094
Surveillance and securities transport services	11,828	11,533	10,787
Insurance premiums	5,286	5,851	8,273
External service of financial information	4,787	5,461	5,912
Energy, heating and other utilities	5,676	5,697	5,556
Expenses for short-term leases and low value	—	5,801	4,729
Postal box, mail, postage and home delivery services	6,045	5,131	4,218
Legal and notary expenses	4,398	3,996	4,182
External service of custody of documentation	3,088	3,315	3,359
Donations	1,982	2,238	2,818
Representation and travel expenses	3,763	3,657	2,780
Other expenses of obligations for lease agreements	—	2,797	2,684
Office rental and equipment and ATM	34,773	—	—
Other general administrative expenses	8,591	5,227	4,495
Subtotal	231,458	233,730	233,518

Outsource services
Credit pre-evaluation	21,952	19,159	12,241
External technological developments expenses	9,984	9,459	11,371
Data processing	8,562	10,129	9,333
Certification and technology testing	6,823	7,460	6,062
Other	3,577	3,470	2,435
Subtotal	50.898	49,677	41,442

Board expenses
Board of Directors Compensation	2,511	2,509	2,795
Other Board expenses	298	194	30
Subtotal	2,809	2,703	2,825

Marketing expenses
Advertising	31,375	27,808	23,561
Subtotal	31,375	27,808	23,561

Taxes, payroll taxes and contributions
Contribution to the banking regulator	9,548	10,285	11,408
Real estate contributions	2,823	2,856	4,054
Patents	1,243	1,209	1,284
Other taxes	1,323	1,437	789
Subtotal	14,937	15,787	17,535
Total	331,477	329,705	318,881

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

36.	Depreciation, Amortization and Impairment:

(a)	Amounts charged to income for depreciation and amortization during the year ended December 31, 2018, 2019 and 2020 are detailed as follows:

	2018	2019	2020
	MCh$	MCh$	MCh$
Depreciation and amortization
Depreciation of property and equipment (Note No.15(b) and Note No. 16)	27,185	29,194	29,845
Depreciation of rights over leased assets (Note No. 15(d))	—	28,472	27,647
Amortization of intangibles assets (Note No.14(b))	10,496	12,875	15,865
Total	37,681	70,541	73,357

(b)	As of December 31, 2018, 2019 and 2020, the impairment loss is detailed as follows:

	2018	2019	2020
	MCh$	MCh$	MCh$
Impairment loss
Impairment loss on property and equipment (Note No.15(b))	334	2,018	1,031
Impairment loss on intangibles assets (Note No.14(b))	—	350	629
Impairment of rights over leased assets (Note No. 15(d))	—	187	1
Total	334	2,555	1,661

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

37.	Other Operating Income:

During the year ended December 31, 2018, 2019 and 2020, the Bank and its subsidiaries presented the following under other operating income:

	2018	2019	2020
	MCh$	MCh$	MCh$
Income for assets received in lieu of payment
Income from sale of assets received in lieu of payment	3,650	2,560	3
Other income	56	40	87
Subtotal	3,706	2,600	90

Release of provisions for contingencies
Other provisions for contingencies	7,526	—	—
Subtotal	7,526	—	—

Other income
Release of provisions and expense recovery	4,218	9,002	6,497
Rental investment properties	9,013	8,387	5,748
Reimbursements for insurance policies	6,346	349	4,414
Recovery from correspondent banks	2,591	2,816	2,841
Income from sale leased assets	2,586	1,166	1,956
Revaluation of prepaid monthly payments	1,224	1,731	1,569
Credit card income	2,504	4,037	459
Others	5,581	2,227	3,097
Subtotal	34,063	29,715	26,581

Total	45,295	32,315	26,671

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.	Other Operating Expenses:

During the year ended December 31, 2018, 2019 and 2020, the Bank and its subsidiaries incurred the following other operating expenses:

	2018	2019	2020
	MCh$	MCh$	MCh$
Provisions and expenses for assets received in lieu of payment
Provisions for assets received in lieu of payment	3,930	3,246	1,539
Expenses to maintain assets received in lieu of payment	1,749	1,225	1,021
Subtotal	5,679	4,471	2,560

Provisions for contingencies
Country risk provisions	—	—	—
Other provisions	3	33	7
Subtotal	3	33	7

Other expenses
Write-offs for operating risks	11,378	5,586	10,625
Leasings operational expenses	4,504	5,111	5,430
Card administration	2,640	2,490	2,599
Correspondent banks	882	1,569	1,804
Expenses for charge-off leased assets recoveries	2,287	1,072	597
Others	2,213	3,518	3,055
Subtotal	23,904	19,346	24,110

Total	29,586	23,850	26,677

39.	Related Party Transactions:

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.	Related Party Transactions, continued:

(a)	Loans with related parties:

The following table details loans and accounts receivable and contingent loans, corresponding to related entities as of December 31, 2019 and 2020.

	Productive and Services Companies (*)		Investment Companies (**)		Individuals (***)		Total
	2019	2020	2019	2020	2019	2020	2019	2020
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and accounts receivable:
Commercial loans	174,370	122,716	130,237	164,213	13,563	12,445	318,170	299,374
Residential mortgage loans	—	—	—	—	58,477	61,131	58,477	61,131
Consumer loans	—	—	—	—	9,862	8,743	9,862	8,743
Gross loans	174,370	122,716	130,237	164,213	81,902	82,319	386,509	369,248
Allowance for loan losses	(782)	(1,264)	(243)	(802)	(889)	(390)	(1,914)	(2,456)
Net loans	173,588	121,452	129,994	163,411	81,013	81,929	384,595	366,792

Contingent loans:
Guarantees and sureties	5,531	7,277	9,470	9,469	—	—	15,001	16,746
Letters of credits	2,365	2,885	328	—	—	—	2,693	2,885
Foreign letters of credits	—	—	—	—	—	—	—	—
Banks guarantees	32,650	25,129	43,478	35,733	57	—	76,185	60,862
Undrawn credit lines	52,916	46,887	14,364	14,308	21,519	20,306	88,799	81,501
Other contingencies loans	—	—	—	—	—	—	—	—
Total contingent loans	93,462	82,178	67,640	59,510	21,576	20,306	182,678	161,994
Provision for contingencies loans	(214)	(218)	(52)	(55)	(37)	(51)	(303)	(324)
Contingent loans, net	93,248	81,960	67,588	59,455	21,539	20,255	182,375	161,670

Amount covered by guarantee:
Mortgage	30,807	15,575	57,456	54,891	69,165	82,777	157,428	153,243
Warrant	—	—	—	—	—	—	—	—
Pledge	—	—	—	—	—	—	—	—
Others (****)	37,794	33,474	12,921	12,117	5,250	6,582	55,965	52,173
Total collateral	68,601	49,049	70,377	67,008	74,415	89,359	213,393	205,416

(*)	For these effects are considered productive companies, those that meet the following conditions:

(i)	They engage in operating activities and generate a separable flow of income;

(ii)	Less than 50% of their assets are trading securities or investments.

Service companies are considered entities whose main purpose is oriented to rendering services to third parties.

(**)	Investment companies include those legal entities that do not comply with the conditions for operating companies and are profit-oriented.

(***)	Individuals include key members of the management and correspond to those who directly or indirectly have authority and responsibility for planning, administrating and controlling the activities of the organization, including directors. This category also includes their family members who influence or are influenced by such individuals in their interactions with the organization.

(****)	These guarantees correspond mainly to warranty by endorsement and sureties, state guarantees and other financial guarantees.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.	Related Party Transactions, continued:

(b)	Other assets and liabilities with related parties as of December 31, 2019 and 2020:

	2019	2020
	MCh$	MCh$
Assets
Cash and due from banks	99,802	261,386
Transactions in the course of collection	63,969	35,833
Financial assets held-for-trading	880	96
Derivative instruments	495,378	252,748
Investment instruments	12,141	31,548
Other assets	76,548	96,362
Total	748,718	677,973

Liabilities
Demand deposits	227,377	239,139
Transactions in the course of payment	16,202	37,799
Obligations under repurchase agreements	54,030	24,500
Savings accounts and time deposits	396,028	338,732
Derivative instruments	432,669	355,099
Borrowings from financial institutions	292,172	114,758
Lease liabilities	11,888	10,354
Other liabilities	151,335	14,699
Total	1,581,701	1,135,080

(c)	Income and expenses from related party transactions during the year ended December 31, 2018, 2019 and 2020:

	2018		2019		2020
	Income	Expense	Income	Expense	Income	Expense
Type of income or expense recognized	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Interest and revenue expenses	21,736	7,196	19,039	2,619	15,790	258
Fees and commission income	70,286	74,205	72,931	65,383	41,166	39,988
Net financial operating income
Derivative instruments (*)	85,500	42,365	124,967	73,252	12,219	46,593
Other financial operations	—	—	87	119	40	—
Release or established of provision for credit risk	—	34	—	106	—	1,226
Operating expenses	—	105,734	—	120,559	—	119,259
Other income and expenses	446	45	542	26	469	4

(*)	The outcome of derivative operations is presented net at each related counterparty level. Additionally, this line includes operations with local counterpart banks (unrelated) which have been novated by Comder Contraparte Central S.A. (Related entity) for centralized clearing purposes, which generated a net gain of Ch$4,997 million as of December 31, 2020 (net gain of Ch$123,461 million as of December 31, 2019 and net gain of Ch$71,297 million as of December 31, 2018).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.	Related Party Transactions, continued:

(d)	Directors’ expenses and remunerations and payments to key management personnel:

	2018	2019	2020
	MCh$	MCh$	MCh$
Personnel remunerations	3,926	4,148	3,918
Short-term benefits	3,476	3,255	3,642
Severance pay	1,037	1,264	1,550
Directors’ remunerations and fees (*)	2,511	2,509	2,795
Total	10,950	11,176	11,905

(*)	It includes fees paid to members of the Advisory Committee of Banchile Corredores de Seguros Ltda, of Ch$14 million (Ch$13 million in December 2019 and Ch$12 million in December 2018).

No fees were paid to the advisors of the Board of Directors during the 2020 (Ch$90 million in 2019 and Ch$206 million in 2018). Travel and other related expenses amount to Ch$30 million in 2020 (Ch$104 million in 2019 and Ch$92 million in 2018).

Composition of key personnel:

	N° of executives
Position	2019	2020
CEO	1	1
CEOs of subsidiaries	6	6
Division Managers	13	14
Directors Bank and subsidiaries	19	19
Total	39	40

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.	Fair Value of Financial Assets and Liabilities:

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

In this level, the following instruments are considered: currency futures, debt instruments issued by the Treasury and the Central Bank of Chile, which belong to benchmarks, mutual fund investments and equity shares.

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

In the case of debt issued by the Chilean Government, the internal rate of return of the market is used to discount all flows to present value. In the case of mutual funds and equity shares, the current market price per share, this multiplied by the number of instruments results in the fair value.

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

The following table shows the figures by hierarchy, for instruments recorded at fair value in the statement of financial position as of December 31, 2019 and 2020.

	Level 1		Level 2		Level 3		Total
	2019	2020	2019	2020	2019	2020	2019	2020
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
From the Chilean government and Central Bank	93,032	75,701	1,030,657	4,083,591	—	—	1,123,689	4,159,292
Other instruments issued in Chile	3,272	1,002	316,971	99,302	55,094	5,494	375,337	105,798
Instruments issued abroad	—	164	—	—	—	—	—	164
Mutual fund investments	373,329	400,902	—	—	—	—	373,329	400,902
Total	469,633	477,769	1,347,628	4,182,893	55,094	5,494	1,872,355	4,666,156
Derivative Instruments
Derivative contracts for trading purposes
Forwards	—	—	956,632	551,964	—	—	956,632	551,964
Swaps	—	—	1,761,952	2,013,247	—	—	1,761,952	2,013,247
Call options	—	—	4,961	269	—	—	4,961	269
Put options	—	—	1,076	1,462	—	—	1,076	1,462
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	2,724,621	2,566,942	—	—	2,724,621	2,566,942
Hedge derivative contracts
Fair value hedge (Swaps)	—	—	32	—	—	—	32	—
Cash flow hedge (Swaps)	—	—	61,562	51,062	—	—	61,562	51,062
Subtotal	—	—	61,594	51,062	—	—	61,594	51,062
Total	—	—	2,786,215	2,618,004	—	—	2,786,215	2,618,004
Financial assets at fair value through other comprehensive income
Debt instruments (1):
From the Chilean government and Central Bank	66,953	—	42,109	163,600	—	—	109,062	163,600
Instruments issued in Chile	—	—	1,221,862	860,327	7,069	36,596	1,228,931	896,923
Instruments issued abroad	—	—	19,853	—	—	—	19,853	—
Subtotal	66,953	—	1,283,824	1,023,927	7,069	36,596	1,357,846	1,060,523
Equity instruments:
Instruments issued in Chile	—	—	7,446	6,869	—	—	7,446	6,869
Instruments issued abroad	955	670	—	—	96	91	1,051	761
Subtotal	955	670	7,446	6,869	96	91	8,497	7,630
Total	67,908	670	1,291,270	1,030,796	7,165	36,687	1,366,343	1,068,153
Total Financial Assets	537,541	478,439	5,425,113	7,831,693	62,259	42,181	6,024,913	8,352,313

Financial liabilities
Derivative contracts for trading purposes
Forwards	—	—	673,932	637,164	—	—	673,932	637,164
Swaps	—	—	2,097,022	2,130,393	—	—	2,097,022	2,130,393
Call options	—	—	1,529	306	—	—	1,529	306
Put options	—	—	2,209	2,099	—	—	2,209	2,099
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	2,774,692	2,769,962	—	—	2,774,692	2,769,962
Hedge derivative contracts
Fair value hedge (Swaps)	—	—	9,286	6,519	—	—	9,286	6,519
Cash flow hedge (Swaps)	—	—	34,443	65,172	—	—	34,443	65,172
Subtotal	—	—	43,729	71,691	—	—	43,729	71,691
Total Financial liabilities	—	—	2,818,421	2,841,653	—	—	2,818,421	2,841,653

(1)	As of December 31, 2020, 100% of instruments of level 3 have denomination “Investment Grade”. Also, 100% of total of these financial instruments correspond to domestic issuers.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.	Fair Value of Financial Assets and Liabilities, continued:

(c)	Level 3 Reconciliation

The following tables show the reconciliation between the beginning and ending balances of instruments classified as Level 3, whose fair value is reflected in the Financial Statements.

	2019
	Balance as of January 1, 2019	Gain (Loss) Recognized in Income (1)	Gain (Loss) Recognized in Equity (2)	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of December 31, 2019
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading:
Other instruments issued in Chile	20,866	(38)	—	48,017	(26,504)	13,368	(615)	55,094
Subtotal	20,866	(38)	—	48,017	(26,504)	13,368	(615)	55,094

Financial assets at fair value through OCI:
Debt instruments:
Other instruments issued in Chile	23,021	968	(517)	—	(18,177)	1,774	—	7,069
Equity instruments:
Instruments issued abroad	89	—	7	—	—	—	—	96
Subtotal	23,110	968	(510)	—	(18,177)	1,774	—	7,165

Total	43,976	930	(510)	48,017	(44,681)	15,142	(615)	62,259

	2020
	Balance as of January 1, 2020	Gain (Loss) Recognized in Income (1)	Gain (Loss) Recognized in Equity (2)	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of December 31, 2020
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading:
Other instruments issued in Chile	55,094	(708)	—	49,424	(98,316)	—	—	5,494
Subtotal	55,094	(708)	—	49,424	(98,316)	—	—	5,494

Financial assets at fair value through OCI:
Debt instruments:
Other instruments issued in Chile	7,069	323	(647)	71,539	(70,897)	29,209	—	36,596
Equity instruments:
Instruments issued abroad	96	—	(5)	—	—	—	—	91
Subtotal	7,165	323	(652)	71,539	(70,897)	29,209	—	36,687

Total	62,259	(385)	(652)	120,963	(169,213)	29,209	—	42,181

(1)	It is recorded in the income statement under “Net financial operating income”

(2)	It is recorded in Equity under “Other Comprehensive Income”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.	Fair Value of Financial Assets and Liabilities, continued:

(d)	Transfers between levels:

The following tables show transfers between levels for financial assets and liabilities whose fair value is recorded in the consolidated financial statements:

Transfers from level 1 to level 2
Financial assets	2019
MCh$
Financial assets held-for-trading instruments
From the Chilean Government and Central Bank	84

Instruments issued abroad
From the Chilean Government and Central Bank	—

Transfers from level 2 to level 1
Financial assets	2019
MCh$
Financial assets held-for-trading instruments
From the Chilean Government and Central Bank	17

Instruments issued abroad
From the Chilean Government and Central Bank	—

Transfers from level 1 to level 2
Financial assets	2020
MCh$
Financial assets held-for-trading instruments
From the Chilean Government and Central Bank	425

Financial assets at fair value through OCI
From the Chilean Government and Central Bank	—

Transfers from level 2 to level 1
Financial assets	2020
MCh$
Financial assets held-for-trading instruments
From the Chilean Government and Central Bank	109

Financial assets at fair value through OCI
From the Chilean Government and Central Bank	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.	Fair Value of Financial Assets and Liabilities, continued:

(e)	Sensitivity of level 3 instruments to changes in key assumptions of the input parameters for the valuation model:

The following table shows the impact on the fair value of Level 3 financial instruments using alternative assumptions that are reasonably possible. It is believed that the positive and negative impacts are similar:

	As of December 31, 2019		As of December 31, 2020
	Level 3	Sensitivity to changes in key assumptions of models	Level 3	Sensitivity to changes in key assumptions of models
Financial Assets	MCh$	MCh$	MCh$	MCh$
Financial assets held-for-trading
Other instruments issued in Chile	55,094	(466)	5,494	(8)
Subtotal	55,094	(466)	5,494	(8)
Financial assets at fair value through OCI
Debt instrument:
Other instruments issued in Chile	7,069	(86)	36,596	(525)
Equity instrument:
Instruments issued abroad	96	—	91	—
Subtotal	7,165	(86)	36,687	(525)
Total	62,259	(552)	42,181	(533)

With the purpose of determining the sensitivity of the financial investments to changes in significant market factors, the Bank has made alternative calculations at fair value, changing those key parameters for the valuation and which are not directly observable in screens. In the case of the financial assets listed in the table above, which correspond to Bank Bonds and Corporate Bonds, it was considered that, since there are no current observables prices, the input prices will be based on brokers’ quotes. The prices are usually calculated as a base rate plus a spread. For Local Bonds it was determined to apply a 10% impact on the price, while for the Off Shore Bonds it was determined to apply a 10% impact only on the spread, since the base rate is covered by interest rate swaps instruments in the so-called accounting hedges. The 10% impact is considered reasonable, taking into account the market performance of these instruments and comparing it against the bid / offer adjustment that is provisioned by these instruments.

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

The following table summarizes the fair values of the Bank’s main financial assets and liabilities that are not recorded at fair value in the Statement of Financial Position. The values shown in this note do not attempt to estimate the value of the Bank’s income-generating assets, nor forecast their future behavior. The estimated fair value is as follows:

	Book Value		Fair Value
	2019	2020	2019	2020
	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	2,392,166	2,560,216	2,392,166	2,560,216
Transactions in the course of collection	331,420	163,252	331,420	163,252
Investments under resale agreements	142,329	76,407	142,329	76,407
Subtotal	2,865,915	2,799,875	2,865,915	2,799,875
Loans and advances to banks
Domestic banks	149,974	259,788	149,974	259,788
Central Bank of Chile	630,053	2,380,033	630,053	2,380,033
Foreign banks	360,054	299,377	358,542	297,778
Subtotal	1,140,081	2,939,198	1,138,569	2,937,599
Loans to Customers at amortized cost
Commercial loans	16,039,411	17,120,207	15,988,330	16,968,143
Residential mortgage loans	9,163,019	9,352,720	9,888,506	10,075,011
Consumer loans	4,181,609	3,628,656	4,215,509	3,711,582
Subtotal	29,384,039	30,101,583	30,092,345	30,754,736
Total	33,390,035	35,840,656	34,096,829	36,492,210

Liabilities
Current accounts and other demand deposits	11,326,133	15,167,229	11,326,133	15,167,229
Transactions in the course of payment	98,869	882,944	98,869	882,944
Obligations under repurchase agreements	308,734	288,917	308,734	288,917
Saving accounts and time deposits	10,856,618	8,899,541	10,795,125	8,885,015
Borrowings from financial institutions	1,563,277	3,669,753	1,555,129	3,415,959
Other financial obligations	156,229	191,713	160,361	217,311
Subtotal	24,309,860	29,100,097	24,244,351	28,857,375
Debt issued
Letters of credit for residential purposes	10,229	6,532	11,081	7,201
Letters of credit for general purposes	669	254	725	280
Bonds	7,912,621	7,700,402	8,340,272	8,390,594
Subordinated bonds	889,895	886,407	1,004,621	1,004,196
Subtotal	8,813,414	8,593,595	9,356,699	9,402,271
Total	33,123,274	37,693,692	33,601,050	38,259,646

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.	Fair Value of Financial Assets and Liabilities, continued:

(f)	Other assets and liabilities not measured at fair value, continued:

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

The table below sets forth the fair value of Financial Assets/Liabilities not measured at fair value on the balance sheet, for the years ended December 31, 2019 and 2020:

	Level 1		Level 2		Level 3		Total
	Estimated Fair Value		Estimated Fair Value		Estimated Fair Value		Estimated Fair Value
	2019	2020	2019	2020	2019	2020	2019	2020
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	2,392,166	2,560,216	—	—	—	—	2,392,166	2,560,216
Transactions in the course of collection	331,420	163,252	—	—	—	—	331,420	163,252
Investments under resale agreements	142,329	76,407	—	—	—	—	142,329	76,407
Subtotal	2,865,915	2,799,875	—	—	—	—	2,865,915	2,799,875
Loans and advances to banks
Domestic banks	149,974	259,788	—	—	—	—	149,974	259,788
Central Bank of Chile	630,053	2,380,033	—	—	—	—	630,053	2,380,033
Foreign banks	—	—	—	—	358,542	297,778	358,542	297,778
Subtotal	780,027	2,639,821	—	—	358,542	297,778	1,138,569	2,937,599
Loans to Customers at amortized cost
Commercial loans	—	—	—	—	15,988,330	16,968,143	15,988,330	16,968,143
Residential mortgage loans	—	—	—	—	9,888,506	10,075,011	9,888,506	10,075,011
Consumer loans	—	—	—	—	4,215,509	3,711,582	4,215,509	3,711,582
Subtotal	—	—	—	—	30,092,345	30,754,736	30,092,345	30,754,736
Total	3,645,942	5,439,696	—	—	30,450,887	31,052,514	34,096,829	36,492,210

Liabilities
Current accounts and other demand deposits	11,326,133	15,167,229	—	—	—	—	11,326,133	15,167,229
Transactions in the course of payment	98,869	882,944	—	—	—	—	98,869	882,944
Obligations under repurchase agreements	308,734	288,917	—	—	—	—	308,734	288,917
Savings accounts and time deposits	—	—	—	—	10,795,125	8,885,015	10,795,125	8,885,015
Borrowings from financial institutions	—	—	—	—	1,555,129	3,415,959	1,555,129	3,415,959
Other financial obligations	—	—	—	—	160,361	217,311	160,361	217,311
Subtotal	11,733,736	16,339,090	—	—	12,510,615	12,518,285	24,244,351	28,857,375
Debt Issued
Letters of credit for residential purposes	—	—	11,081	7,201	—	—	11,081	7,201
Letters of credit for general purposes	—	—	725	280	—	—	725	280
Bonds	—	—	8,340,272	8,390,594	—	—	8,340,272	8,390,594
Subordinate bonds	—	—	—	—	1,004,621	1,004,196	1,004,621	1,004,196
Subtotal	—	—	8,352,078	8,398,075	1,004,621	1,004,196	9,356,699	9,402,271
Total	11,733,736	16,339,090	8,352,078	8,398,075	13,515,236	13,522,481	33,601,050	38,259,646

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.	Fair Value of Financial Assets and Liabilities, continued:

(g)	Levels of other assets and liabilities, continued:

We estimate fair values for these assets/liabilities, as follows:

●	Short-Term Financial Assets/Liabilities: For assets and liabilities with no specific maturity (on demand) or terms of less than three months we use the carrying or book values as proxies of their fair value, since their tenors are not believed to significantly affect their valuation. As a result, these assets/liabilities are categorized in Level 1. This assumption is applied to the following assets/liabilities:

Assets		Liabilities
-	Cash and due from banks	-	Current accounts and other demand deposits
-	Transactions in the course of collection	-	Transactions in the course of payments
-	Investment under resale agreements	-	Obligations under repurchase agreements
-	Loans and advance to domestic banks

●	Loans to Customers at amortized cost and Advance to foreign banks: Fair value is determined by using the discounted cash flow model and internally generated discount rates, based on internal transfer rates derived from our internal transfer price process. Once the present value is determined, we deduct the related loan loss allowances in order to incorporate the credit risk associated with each contract or loan. As we use internally generated parameters for valuation purposes, we categorize these instruments in Level 3.

●	Letters of Credit and Bonds: In order to determine the present value of contractual cash flows, we apply the DCF model by using market interest rates that are available in the market, either for the instruments under valuation or instruments with similar features that fit valuation needs in terms of currency, maturities and liquidity. The market interest rates are obtained from third party price providers widely used by the market. As a result of the valuation technique and the quality of inputs (observable) used for valuation, we categorize these financial liabilities in Level 2.

●	Saving Accounts, Time Deposits, Borrowings from Financial Institutions, Subordinated Bonds and Other borrowings financial: The DCF model is used to obtain the present value of committed cash flows by applying a bucket approach and average adjusted discount rates that are derived from both market rates for instruments with similar features and our internal transfer price process. As we use internally generated parameters and/or apply significant judgmental analysis for valuation purposes, we categorize these financial assets/liabilities in Level 3.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.	Fair Value of Financial Assets and Liabilities, continued:

(h)	Offsetting of financial assets and liabilities:

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

	Effect of offsetting on balance sheet			Related amount not offset
	Gross amount	Amounts offset	Net amounts reported on the balance sheet	Financial Instruments	Financial Collateral	Net amount
As of December 31, 2019	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivative financial assets	2,786,215	—	2,786,215	(2,113,970)	(43,337)	628,908
Derivative financial liabilities	2,818,421	—	2,818,421	(2,113,970)	(418,988)	285,463

	Effect of offsetting on balance sheet			Related amount not offset
	Gross amount	Amounts offset	Net amounts reported on the balance sheet	Financial Instruments	Financial Collateral	Net amount
As of December 31, 2020	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivative financial assets	2,618,004	—	2,618,004	(2,258,554)	(85,614)	273,836
Derivative financial liabilities	2,841,653	—	2,841,653	(2,258,554)	(218,329)	364,770

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

The table below shows the classification of assets and liabilities as current and non-current as the balance sheet is presented in the order of liquidity without indicating this information:

	2019
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
Assets	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Cash and due from banks	2,392,166	—	—	—	2,392,166	—	—	—	—	2,392,166
Transactions in the course of collection	—	331,420	—	—	331,420	—	—	—	—	331,420
Financial Assets held-for-trading	—	1,872,355	—	—	1,872,355	—	—	—	—	1,872,355
Investments under resale agreements	—	102,057	29,393	10,879	142,329	—	—	—	—	142,329
Derivative instruments	—	158,873	314,446	621,036	1,094,355	543,469	411,470	736,921	1,691,860	2,786,215
Loans and advances to banks (*)	—	876,119	97,585	166,487	1,140,191	—	—	—	—	1,140,191
Loans to customers at amortized cost (*)	—	4,175,064	2,340,320	5,685,646	12,201,030	5,624,031	3,198,639	9,009,572	17,832,242	30,033,272
Financial Assets at Fair Value through Other Comprehensive Income	—	23,786	225,772	779,872	1,029,430	106,930	30,080	199,903	336,913	1,366,343
Financial assets held-to-maturity	—	—	—	—	—	—	—	—	—	—
Total financial assets	2,392,166	7,539,674	3,007,516	7,263,920	20,203,276	6,274,430	3,640,189	9,946,396	19,861,015	40,064,291

		2020
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
Assets	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Cash and due from banks	2,560,216	—	—	—	2,560,216	—	—	—	—	2,560,216
Transactions in the course of collection	—	163,252	—	—	163,252	—	—	—	—	163,252
Financial Assets held-for-trading	—	4,666,156	—	—	4,666,156	—	—	—	—	4,666,156
Investments under resale agreements	—	39,095	20,591	16,721	76,407	—	—	—	—	76,407
Derivative instruments	—	131,978	211,871	423,431	767,280	593,691	405,153	851,880	1,850,724	2,618,004
Loans and advances to banks (*)	—	2,743,134	71,401	125,121	2,939,656	—	—	—	—	2,939,656
Loans to customers at amortized cost (*)	—	3,135,874	2,173,685	5,791,178	11,100,737	6,876,058	3,711,756	9,249,139	19,836,953	30,937,690
Financial Assets at Fair Value through Other Comprehensive Income	—	78,180	140,367	487,075	705,622	162,683	16,856	182,992	362,531	1,068,153
Financial assets held-to-maturity	—	—	—	—	—	—	—	—	—	—
Total financial assets	2,560,216	10,957,669	2,617,915	6,843,526	22,979,326	7,632,432	4,133,765	10,284,011	22,050,208	45,029,534

(*)

The respective provisions, which amount to Ch$649,233 million and Ch$836,107 million in 2019 and 2020, respectively, for loans to customers and Ch$110 million and Ch$458 million for loans and advances to banks, have not been deducted from these balances.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.	Maturity of Assets and Liabilities, continued

	2019
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
Liabilities	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Current accounts and other demand deposits	11,326,133	—	—	—	11,326,133	—	—	—	—	11,326,133
Transactions in the course of payment	—	98,869	—	—	98,869	—	—	—	—	98,869
Obligations under repurchase agreements	—	298,711	8,583	1,440	308,734	—	—	—	—	308,734
Savings accounts and time deposits (**)	—	6,130,583	1,979,110	2,224,778	10,334,471	281,384	492	421	282,297	10,616,768
Derivative instruments	—	156,291	237,743	616,472	1,010,506	608,516	469,861	729,538	1,807,915	2,818,421
Borrowings from financial institutions	—	69,711	349,478	1,049,781	1,468,970	94,307	—	—	94,307	1,563,277
Debt issued:
Mortgage bonds	—	1,102	1,212	2,622	4,936	3,868	1,579	515	5,962	10,898
Bonds	—	423,966	211,648	413,485	1,049,099	1,460,318	1,746,745	3,656,459	6,863,522	7,912,621
Subordinate bonds	—	3,041	2,460	115,933	121,434	38,525	18,251	711,685	768,461	889,895
Other financial obligations	—	140,449	1,436	6,490	148,375	6,383	1,471	—	7,854	156,229
Lease liabilities	—	2,353	4,776	20,841	27,970	51,571	28,463	38,009	118,043	146,013
Total financial liabilities	11,326,133	7,325,076	2,796,446	4,451,842	25,899,497	2,544,872	2,266,862	5,136,627	9,948,361	35,847,858

	2020
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
Liabilities	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Current accounts and other demand deposits	15,167,229	—	—	—	15,167,229	—	—	—	—	15,167,229
Transactions in the course of payment	—	882,944	—	—	882,944	—	—	—	—	882,944
Obligations under repurchase agreements	—	288,874	43	—	288,917	—	—	—	—	288,917
Savings accounts and time deposits (**)	—	5,909,865	1,945,177	642,125	8,497,167	58,441	1,232	151	59,824	8,556,991
Derivative instruments	—	185,093	243,096	442,551	870,740	666,493	427,190	877,230	1,970,913	2,841,653
Borrowings from financial institutions	—	76,018	141,809	341,188	559,015	1,020,138	2,090,600	—	3,110,738	3,669,753
Debt issued:
Mortgage bonds	—	806	793	1,714	3,313	2,321	838	314	3,473	6,786
Bonds	—	220,455	113,448	891,973	1,225,876	1,704,497	1,586,221	3,183,808	6,474,526	7,700,402
Subordinate bonds	—	3,547	1,221	113,397	118,165	29,354	16,688	722,200	768,242	886,407
Other financial obligations	—	191,303	40	163	191,506	189	18	—	207	191,713
Lease liabilities	—	2,271	4,621	20,025	26,917	39,697	19,424	28,979	88,100	115,017
Total financial liabilities	15,167,229	7,761,176	2,450,248	2,453,136	27,831,789	3,521,130	4,142,211	4,812,682	12,476,023	40,307,812

(**)	Excludes term saving accounts, which amount to Ch$342,550 million (Ch$239,850 million in December 2019).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

42.	Risk Management:

(1)	Introduction

The Bank’s global risk management is comprehensive and takes a differentiated perspective, taking into account the business segments served by the Bank and its subsidiaries. This global management is essential in its strategy and in the sustainability of the business over time.

Our risk management policies are established in order to identify and analyze the risks faced by the Bank, set appropriate risk limits and controls, and to monitor the risks and compliance with the limits. Through its administration policies and procedures, the Bank develops a disciplined and constructive control environment. Policies, as well as risk management standards, procedures and systems are regularly reviewed.

For this, the Bank has teams with extensive experience and knowledge in each area associated with risks, ensuring comprehensive and consolidated management of the same, including the Bank and its subsidiaries.

(a)	Risk Management Structure

Credit and Market Risk Management are at the all levels of the Organization, with a structure that recognizes the relevance of the different risk areas that exist.

The Board is responsible for approving the policies and establishing the structure for the proper administration of the various risks faced by the organization. The Board is permanently informed of the evolution of the different risk areas, participating through its Finance, International and Financial Risk, Credit, Portfolio Risk Committee and Higher Operational Risk Committee, in which the status of credit and market risks are reviewed.

The Board of Directors of Banco de Chile is responsible for establishing policies, the risk appetite framework, the guidelines for the development and validation of models, approving the provisioning models and making a pronouncement on the sufficiency of provisions, along with establishing the structure for the proper management of the various risks faced by the organization.

The Administration, for its part, is responsible for the control and compliance with the dispositions of the Board of Directors and the establishment of associated rules and procedures.

The Bank’s Corporate Governance considers the active participation of the Board, who is permanently informed of the evolution of the different risk areas, participating through its Finance, International and Financial Risk, Credit and Portfolio Risk Committee, in which the status of credit and market risks are reviewed. Directors and executives of Senior Management participate in these committees, which are described in the next paragraphs.

At the management level, the Retail Credit Risk Division and Global Risk Control, the Wholesale Credit Risk Division and the Cybersecurity Division constitute the corporate risk governance structure, which, through specialized teams, added to a robust regulatory framework of processes and procedures allow optimal and effective management of the matters they address.

The first two Divisions are responsible for credit risk in the admission, monitoring and recovery phases, in the respective Retail and Wholesale segments. Along with this, the Retail Credit Risk and Global Risk Control Division develops the different methodologies related to regulatory and risk management aspects, as well as the monitoring and validation of risk models and the development of the regulatory framework.

In turn, the Wholesale Credit Risk Division has a Market Risk Area responsible for measuring, limiting, controlling and reporting said risk together with the definition of valuation standards and Asset Management.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

42.	Risk Management, continued:

(1)	Introduction, continued:

(a)	Risk Management Structure, continued:

For its part, the Cybersecurity Division is aimed at protecting and monitoring the organization’s most sensitive assets, being able to provide security and trust to customers and collaborators. It is made up of the Cyber Defense, Cybersecurity Assurance, Cybersecurity Engineering and Technological Risk Areas.

(i)	Finance, International and Financial Risk Committee

This committee functions are to design policies and procedures related to price and liquidity risk; design a structure of limits and alerts of financial exposures, and ensure a correct and timely measurement, control and reporting thereof; track exposures and financial risks; analyze impacts on the valuation of operations and / or results due to potential adverse movements in the values of market variables or liquidity narrowness; review the stress test assumptions and establish action plans where appropriate; ensure the existence of independent units that value financial positions, and analyze the results of financial positions; track the international financial exposure of liabilities; review the main credit exposures of Treasury products (derivatives, bonds); ensure that the management guidelines for price and liquidity risks in subsidiaries are consistent with those of the Bank, and be aware of the evolution of their main financial risks.

The Finance, International and Financial Risk Committee, sessions are held monthly and are comprised of the Chairman of the Board, three Directors or Advisors to the Board, General Manager, Financial Management and Control Division Manager, Wholesale Credit Risk Division Manager, Treasury Division Manager and Market Risk Area Manager. If deemed appropriate, the Committee may invite certain persons to participate, on a permanent or occasional basis, in one or more sessions.

(ii)	Credit Committees

The credit approval process is done mainly through various credit committees, which are composed of qualified professionals and with the necessary attributions to take decisions required.

Each committee is responsible for defining the terms and conditions under which the Bank accepts counterparty risks and the Wholesale Credit Risk and Retail Credit Risk Divisions and Global Risk Control participate independently and autonomously of the commercial areas. They are constituted according to the commercial segments and the amounts to approve and have different meeting periodicities.

Within the risk management structure of the Bank, the maximum approval instance is the Credit Committee of Directors. Sessions are held weekly and are comprised of the Chairman of the Board, regular and alternate directors, General Manager and the Wholesale Credit Risk Division Manager. This Committee is responsible for knowing, analyzing and resolving all credit operations associated with clients and / or economic groups whose total amount subject for approval is equal to or greater than UF 750,000. It also has to know, analyze and resolve all those credit operations that, in accordance with the established in the Bank’s internal rules, must be approved by this Committee, with the exception of the special powers delegated by the Board to the Administration

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

42.	Risk Management, continued:

(1)	Introduction, continued:

(a)	Risk Management Structure, continued:

(iii)	Portfolio Risk Committee

The main function is to know the evolution of the composition, concentration and risk of the loan portfolio of the different banks and segments, covering the complete cycle of credit risk management with the processes of admission, monitoring and recovery of the credits granted. Review the main debtors and the different risk indicators of the portfolio, proposing differentiated management strategies. Approves and proposes to the Board the different credit risk policies. It is responsible for reviewing, approving and recommending to the Board of Directors, for its final approval, the different portfolio evaluation methodologies and provision models. It is also responsible for reviewing and analyzing the adequacy of provisions for the different banks and segments. Its function is also to review the guidelines and methodological advances for the development of internal models of credit risk, together with monitoring the concentration by sectors and segments according to the sectoral limits policy. In general, it participates in any matter that involves Credit Risk in which senior management must pronounce itself.

The Portfolio Risk Committee meets monthly and is comprised of the Chairman of the Board, two regular and alternate Directors, General Manager, Wholesale Credit Risk Division Manager, Retail Credit Risk Division Manager and Global Risk Control, Commercial Division Manager, Risk Management and Information Control Manager.

(iv)	Technical Committee for the Supervision of Internal Models

The Committee is responsible for establishing a framework of methodological guidelines for the development, monitoring and documentation of the different statistical models used in the mass segments for credit risk management, as well as ensuring consistency among the models. In addition, it is responsible for reviewing the development of the different models, verifying compliance with the defined guidelines and reviewing the monitoring of the quality of the models and generating alerts when warranted. All models that require approval by the Portfolio Risk Committee or the Board of Directors must previously have the recommendation of this Technical Committee.

The Committee is comprised of the managers of the Retail Credit Risk and Global Risk Control Division, Areas of Risk Monitoring, Studies and Planning, People Business Development, Risk Models by the Managers of Retail Monitoring and Models, Big Data and Regulatory Systems, Validation of Risk Models, Pre-approved Admission, Regulatory Models and the Head of the Provisions Models Department. The Committee meets monthly.

(b)	Measurement Methodology

Regarding Credit Risk, provision levels and portfolio expenses are the basic measures for determining the credit quality of our portfolio.

Banco de Chile permanently evaluates its loan portfolio, timely recognizing the associated level of risk of the loan portfolio. For this assessment, there are policies, standards, procedures, along with models in accordance with the instructions issued by regulators and approved by the Board of Directors.

As a result of this evaluation, on both individual and group portfolios, the level of provisions that the bank should constitute is determined, in the event of customers payment default.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

42.	Risk Management, continued:

(1)	Introduction, continued:

(b)	Measurement Methodology, continued

The individual evaluation mainly applies to the Bank’s portfolio of legal persons that, due to their size, complexity or indebtedness, requires a more detailed level of knowledge and a case-by-case analysis. Each debtor is assigned one of the 16 risk categories, in order to establish the provisions in a timely and appropriate manner. The review of the portfolio risk classifications is carried out permanently considering the financial situation, payment behavior and the environment of each client.

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

In the context of the COVID-19 health emergency, the CMF ordered the application of a series of temporary measures (rescheduling or extensions, FOGAPE-COVID credit, among others), which Banco de Chile implemented in a timely manner throughout of the year in time and form.

In addition, within the year, the Bank made a series of adjustments to the provisioning models, in particular to their PD forecasting (forward-looking) and LGD parameters. The LGD parameters were slightly reduced due to better recovery forecasts, and the Bank has followed a conservative approach regarding its PD forecasting models based on historical stress scenarios.

Each year, the Board of Directors is presented with the results of a sufficiency test for allowances for loan loss. This test shows whether the Bank’s existing level of allowances for loan loss, both for the individual and group portfolios, is sufficient, based on historic losses or impairment experienced by the portfolio. The Board of Directors must issue a formal opinion on its sufficiency. The sufficiency test of the Chilean GAAP allowance and the related review by the Board of Directors has not resulted in supplementary provisions for our Chilean GAAP allowance. Due to the fact that our IFRS impairment model leverages our existing Chilean GAAP models, any adjustment to the latter would have an impact on our allowances, which has not happened.

The monitoring and control of risks are carried out mainly based on limits established by the Board of Directors. These limits reflect the Bank’s business and market strategy, as well as the level of risk that it is willing to accept, with additional emphasis on the selected industries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

42.	Risk Management, continued:

(2)	Credit Risk:

Credit risk considers the likelihood that the counterparty in the credit operation will not be able to fulfill its contractual obligation due to incapacity or financial insolvency, and this leads to a potential credit loss.

For the Bank, credit risk management has a relevant focus on the adequate risk-return relation, is permanent and considers the processes of admission, monitoring and recovery of loans granted. Look for an adequate risk-return ratio and an adequate balance of the risks assumed.

Based on the foregoing, credit risk management has a permanent challenge to respond to commercial dynamism, regulatory requirements, be part of the digital transformation and contribute from the risk perspective to the different businesses served by the Bank.

The credit policies and processes established by the Bank are materialized in the following management principles, which recognize the singularities of the different markets and segments, which are approached with a specialized treatment according to the characteristics of each one of them:

1.	Apply a rigorous evaluation in the admission process, taking into consideration the established credit policies and procedures, together with the availability of sufficient and accurate information. Under this principle, the generation of flows and solvency of the client to meet their payment commitments and, when the characteristics of the operation merit it, must constitute adequate collateral that allow mitigating the risk incurred with the client.

2.	Have permanent and robust portfolio tracking processes, through systems that alert both the potential signs of impairment of clients, in relation to the conditions of origin, as well as the possible business opportunities with those that present a better payments quality and behavior.

3.	To develop advanced modeling and data management tools that allow for efficient decision-making at different stages of the credit process.

4.	Have a collection structure with timely, agile and efficient processes that allow management to be carried out in accordance with the different types of clients and the types of breaches that arise, always in strict adherence to the regulatory framework and the Bank’s reputational policies.

5.	Maintain an efficient administration in team work organization, tools and availability of information that allow an optimal credit risk management.

The credit risk divisions, within the regulatory scope and risk defined by the entity, have the mission of establishing the Credit Risk management framework for the different segments of the Bank, through a portfolio vision that allows managing, resolving and control the process of approval in an efficient and proactive manner.

Based on the management principles indicated above, the credit risk divisions contribute to the business and anticipate threats that may affect the solvency and quality of the portfolio. In particular, during this year the solidity of these principles and the role of credit risk have made it possible to respond adequately to the challenges derived from the pandemic, providing timely responses to clients while maintaining the solid fundamentals that characterize the Bank’s portfolio in its different segments and products.

During 2020, due to the COVID-19 pandemic, various measures to support clients were implemented early in the pandemic, such as the rescheduling of loans (mortgage, commercial, consumer), active participation in the credit program associated with the Fund FOGAPE-COVID and its associated extensions, making collection measures more flexible, among other measures that seek to make payment conditions more flexible temporarily.

Although the impact of the COVID-19 pandemic on our operating results is difficult to quantify, we have seen and can continue to anticipate certain factors such as: (i) uncertainty in certain economic sectors, (ii) low interest rates for a long period of time, (iii) low levels of internal demand, (iv) high levels of unemployment, (v) total or partial quarantines affecting commercial activities, and (vi) mobility restrictions that will have an adverse effect on our operating revenues, loan loss provisions and operating expenses. Although these effects have been significant and will persist over time, the overall magnitude will depend on the duration and depth of the effects of the COVID-19 pandemic.

Within the framework of risk management, the potential affected portfolios have been permanently monitored, with emphasis on those economic sectors with a higher degree of impact and the results of the temporary measures implemented.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

42.	Risk Management, continued:

(2)	Credit Risk, continued:

(a)	Retail Segment

Admission management in these segments is mainly carried out through a risk evaluation that uses scoring tools and an adequate model of credit attributions, which are required to approve each operation. These evaluations take into consideration the level of indebtedness, payment capacity and the maximum acceptable exposure for the client.

In these segments, the Bank has segregated functions, distributed in the following areas:

−	Model Area, has the responsibility of constructing statistical models, establishing the variables and their respective weightings. These models are validated by the Model Validation Area and submitted to the “Technical Committee for the Supervision and Development of Internal Models” before approval in the Portfolio Risk Committee or the Board of Directors, as appropriate.

−	Retail Admission and Regulatory Area, performs the evaluation of operations and clients, with specialization by regions and segments, which favors their knowledge of clients. It also maintains a framework of policies and standards that ensure the quality of the portfolio according to the desired risk, defining guidelines for the admission of clients that are released to commercial and risk areas through programs and continuous training. In addition, it contains the Integration in Management function, in charge of incorporating the statistical models in the credit evaluation processes, ensuring an adequate link between their decisions.

−	Retail Tracking and Models Area, is in charge of measuring the behavior of portfolios especially through the monitoring of the main indicators of the aggregate portfolio and the analysis of layers, reported in management reports, generating relevant information for decision-making in different instances defined. Also, special follow-ups are generated according to relevant events in the environment. This Area also ensures adequate execution of the strategy, meeting the risk quality objectives. Additionally, through the Model Tracking function, they monitor risk models, ensuring that they comply with the defined standards to ensure that they maintain their predictive and discriminating power, identifying the possible associated risks.

−	Models Validation Area, performs an independent review of the models, both in the construction and implementation stages, providing guarantees to the management and is essential to early detect potential adverse effects for the Bank, that are originated by Models. It considers the validation of compliance with the guidelines established by the Board of Directors, addressing aspects such as governance, data quality, modeling and implementation techniques, and documentation.

−	Collection Area, performs a cross-collection management in the Bank and centralizes recovery management in retail segments through Socofin, Bank’s subsidiary. Define refinancing criteria and payment agreements with customers, maintaining an adequate risk-return ratio, together with the incorporation of robust tools for a differentiated collection management according to the policies defined by the Bank.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

42.	Risk Management, continued:

(2)	Credit Risk, continued:

(b)	Wholesale Segment

Admission management in these segments is done through an individual evaluation of the client and if it belongs to a group of companies, the relationship of the rest of the group with the Bank is also considered. Said individual and group evaluation, if applicable, considers, among others, the generation capacity, exposure levels, the financial capacity with emphasis on equity solvency, generation capacity, exposure levels, industry variables, evaluation of partners and management and aspects of the operation such as financing, term, products and possible collaterals.

This process is supported by a rating model that allows greater homogeneity in the evaluation of the client and his group. Additionally, for the evaluation of clients, there are specialized areas in some segments that, due to their nature, require expert knowledge, such as real estate, construction, agricultural, financial, and international, among others.

In a centralized manner, a permanent monitoring of the portfolio is carried, both at the individual level, as well as by business segments and economic sectors, based on periodically updated information from both the client and the industry, also generating alerts through this process that ensure the correct and timely recognition of the risk of the individual portfolio. Along with the above, the special conditions established in the admission stage are monitored, such as financial covenant controls, coverage of certain collaterals and conditions imposed at the time of approval.

Additionally, within the Admission areas, joint tasks are carried out that allow monitoring the development of operations from their gestation to their recovery, in order to ensure that portfolio risks are well recognized and in a timely manner, and to manage in advance those cases with higher risk levels.

Upon detection of clients that show signs of impairment or default with any condition, the commercial area to which the client belongs together with the Wholesale Credit Risk Division, establish action plans to regularize said situation. In those cases where there are problems in the recovery of their credits or that the nature of the problem requires specialized collection management, the Special Assets Management area, belonging to the Wholesale Credit Risk Division, is directly in charge of collection management, establishing action plans and negotiations based on the particular characteristics of each client.

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

Derivative transactions closed with counterparts residing abroad (mostly global banks) are documented utilizing ISDA and CSA. Netting and cash collateral above a certain threshold level are the typical credit mitigations schemes in place for this kind of transactions.

This metric is used for measuring, limiting, controlling and reporting credit exposures by counterparty.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

42.	Risk Management, continued:

(2)	Credit Risk, continued:

(d)	Portfolio Concentration:

The maximum exposure to credit risk, by client or counterparty, without taking into account guarantees or other credit enhancements as of December 31, 2019 and 2020 does not exceed 10% of the Bank’s effective equity.

The following tables show credit risk exposure per balance sheet item, including derivatives, detailed by both geographic region and industry sector as of December 31, 2019:

	Chile	United States	Brazil	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Cash and Due from Banks	1,144,109	1,145,703	—	102,354	2,392,166

Financial Assets held-for-trading
From the Chilean Government and Central Bank of Chile	1,123,689	—	—	—	1,123,689
Other instruments issued in Chile	375,337	—	—	—	375,337
Instruments issued abroad	—	—	—	—	—
Mutual fund investments	373,329	—	—	—	373,329
Subtotal	1,872,355	—	—	—	1,872,355

Investments under resale agreements	142,329	—	—	—	142,329

Derivative Contracts for Trading Purposes
Forwards	872,481	53,923	—	30,228	956,632
Swaps	1,142,174	167,818	—	451,960	1,761,952
Call Options	4,961	—	—	—	4,961
Put Options	807	11	—	258	1,076
Futures	—	—	—	—	—
Subtotal	2,020,423	221,752	—	482,446	2,724,621

Hedge Derivative Contracts
Forwards	—	—	—	—	—
Swaps	5,864	25,780	—	29,950	61,594
Call Options	—	—	—	—	—
Put Options	—	—	—	—	—
Futures	—	—	—	—	—
Others	—	—	—	—	—
Subtotal	5,864	25,780	—	29,950	61,594

Loans and advances to Banks (before allowances)
Central Bank of Chile	630,053	—	—	—	630,053
Domestic banks	150,007	—	—	—	150,007
Foreign banks	—	—	244,969	115,162	360,131
Subtotal	780,060	—	244,969	115,162	1,140,191

Loans to Customers at amortized cost (before allowances)
Commercial loans	16,279,527	—	—	14,685	16,294,212
Residential mortgage loans	9,206,727	—	—	—	9,206,727
Consumer loans	4,532,333	—	—	—	4,532,333
Subtotal	30,018,587	—	—	14,685	30,033,272

Financial assets available-for-sale
Debt Instruments:
From the Chilean government and Central Bank of Chile	109,062	—	—	—	109,062
Other instruments issued in Chile	1,228,931	—	—	—	1,228,931
Instruments issued abroad	—	—	—	19,853	19,853
Subtotal	1,337,993	—	—	19,853	1,357,846
Equity Instruments:
Instruments issued in Chile	7,446	—	—	—	7,446
Instruments issued abroad	—	—	—	1,051	1,051
Subtotal	7,446	—	—	1,051	8,497
Total	1,345,439	—	—	20,904	1,366,343

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

42.	Risk Management, continued:

(2)	Credit Risk, continued:

(d)	Portfolio Concentration, continued:

	Central Bank of Chile	Government	Retail (Individuals)	Financial Services	Trade	Manufacturing	Mining	Electricity, Gas and Water	Agriculture and Livestock	Fishing	Transportation and Telecom	Construction	Services	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Cash and Due from Banks	178,429	—	—	2,213,737	—	—	—	—	—	—	—	—	—	—	2,392,166
Financial Assets held-for-trading
From the Chilean Government and Central Bank of Chile	1,024,525	99,164	—	—	—	—	—	—	—	—	—	—	—	—	1,123,689
Other instruments issued in Chile	—	—	—	375,337	—	—	—	—	—	—	—	—	—	—	375,337
Instruments issued abroad	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mutual fund investment	—	—	—	373,329	—	—	—	—	—	—	—	—	—	—	373,329
Subtotal	1,024,525	99,164	—	748,666	—	—	—	—	—	—	—	—	—	—	1,872,355
Investments under resale agreements	—	18,460	278	66,285	40,642	—	2,067	1,533	902	35	8,665	21	—	3,441	142,329
Derivative Contracts for Trading Purposes
Forwards	—	—	1,532	480,269	16,225	79	2,856	22,903	14,103	642	1,930	277	497	415,319	956,632
Swaps	—	—	4	1,693,048	9,813	7,718	19	14,184	10,232	4,275	12,526	210	—	9,923	1,761,952
Call Options	—	—	—	1,196	1,569	280	—	—	1,433	171	—	84	190	38	4,961
Put Options	—	—	—	554	522	—	—	—	—	—	—	—	—	—	1,076
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	1,536	2,175,067	28,129	8,077	2,875	37,087	25,768	5,088	14,456	571	687	425,280	2,724,621
Hedge Derivative Contracts
Forwards	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Swaps	—	—	—	61,594	—	—	—	—	—	—	—	—	—	—	61,594
Call Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Put Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	61,594	—	—	—	—	—	—	—	—	—	—	61,594
Loans and advances to Banks
Central Bank of Chile	630,053	—	—	—	—	—	—	—	—	—	—	—	—	—	630,053
Domestic banks	—	—	—	150,007	—	—	—	—	—	—	—	—	—	—	150,007
Foreign banks	—	—	—	360,131	—	—	—	—	—	—	—	—	—	—	360,131
Subtotal	630,053	—	—	510,138	—	—	—	—	—	—	—	—	—	—	1,140,191
Loans to Customers at amortized cost
Commercial loans	—	—	—	2,587,559	2,066,372	1,624,972	604,660	325,143	1,623,465	140,709	1,234,087	2,142,699	2,267,869	1,676,677	16,294,212
Residential mortgage loans	—	—	9,206,727	—	—	—	—	—	—	—	—	—	—	—	9,206,727
Consumer loans	—	—	4,532,333	—	—	—	—	—	—	—	—	—	—	—	4,532,333
Subtotal	—	—	13,739,060	2,587,559	2,066,372	1,624,972	604,660	325,143	1,623,465	140,709	1,234,087	2,142,699	2,267,869	1,676,677	30,033,272
Financial Assets at Fair Value through OCI
Debt Instruments:
From the Chilean Government and Central Bank of Chile	92,824	16,238	—	—	—	—	—	—	—	—	—	—	—	—	109,062
Other instruments issued in Chile	—	—	—	994,658	—	—	—	9,667	—	—	—	178,444	—	46,162	1,228,931
Instruments issued abroad	—	—	—	19,853	—	—	—	—	—	—	—	—	—	—	19,853
Subtotal	92,824	16,238	—	1,014,511	—	—	—	9,667	—	—	—	178,444	—	46,162	1,357,846
Equity Instruments:
Instruments issued in Chile	—	—	—	7,446	—	—	—	—	—	—	—	—	—	—	7,446
Instruments issued abroad	—	—	—	1,051	—	—	—	—	—	—	—	—	—	—	1,051
Subtotal	—	—	—	8,497	—	—	—	—	—	—	—	—	—	—	8,497
Total	92,824	16,238	—	1,023,008	—	—	—	9,667	—	—	—	178,444	—	46,162	1,366,343

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

42.	Risk Management, continued:

(2)	Credit Risk, continued:

(d)	Portfolio Concentration, continued:

The following tables show credit risk exposure per balance sheet item, including derivatives, detailed by both geographic region and industry sector as of December 31, 2020:

	Chile	United States	Brazil	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Cash and Due from Banks	1,272,238	1,158,637	—	129,341	2,560,216

Financial Assets held-for-trading
From the Chilean Government and Central Bank of Chile	4,159,292	—	—	—	4,159,292
Other instruments issued in Chile	105,798	—	—	—	105,798
Instruments issued abroad	—	164	—	—	164
Mutual fund investments	400,902	—	—	—	400,902
Subtotal	4,665,992	164	—	—	4,666,156

Investments under resale agreements	76,407	—	—	—	76,407

Derivative Contracts for Trading Purposes
Forwards	415,349	73,805	—	62,810	551,964
Swaps	1,184,563	83,776	—	744,908	2,013,247
Call Options	269	—	—	—	269
Put Options	1,462	—	—	—	1,462
Futures	—	—	—	—	—
Subtotal	1,601,643	157,581	—	807,718	2,566,942

Hedge Derivative Contracts
Forwards	—	—	—	—	—
Swaps	1,511	18,964	—	30,587	51,062
Call Options	—	—	—	—	—
Put Options	—	—	—	—	—
Futures	—	—	—	—	—
Subtotal	1,511	18,964	—	30,587	51,062

Loans and advances to Banks (before allowances)
Central Bank of Chile	2,380,033	—	—	—	2,380,033
Domestic banks	260,002	—	—	—	260,002
Foreign banks	—	—	150,230	149,391	299,621
Subtotal	2,640,035	—	150,230	149,391	2,939,656

Loans to Customers at amortized cost (before allowances)
Commercial loans	17,591,127	—	—	10,470	17,601,597
Residential mortgage loans	9,387,372	—	—	—	9,387,372
Consumer loans	3,948,721	—	—	—	3,948,721
Subtotal	30,927,220	—	—	10,470	30,937,690

Financial assets available-for-sale
Debt Instruments:
From the Chilean government and Central Bank of Chile	163,600	—	—	—	163,600
Other instruments issued in Chile	896,923	—	—	—	896,923
Instruments issued abroad	—	—	—	—	—
Subtotal	1,060,523	—	—	—	1,060,523
Equity Instruments:
Instruments issued in Chile	6,869	—	—	—	6,869
Instruments issued abroad	—	—	—	761	761
Subtotal	6,869	—	—	761	7,630
Total	1,067,392	—	—	761	1,068,153

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

42.	Risk Management, continued:

(2)	Credit Risk, continued:

(d)	Portfolio Concentration, continued:

	Central Bank of Chile	Government	Retail (Individuals)	Financial Services	Trade	Manufacturing	Mining	Electricity, Gas and Water	Agriculture and Livestock	Fishing	Transportation and Telecom	Construction	Services	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Cash and Due from Banks	641,890	—	1,918,326	—	—	—	—	—	—	—	—	—	—	—	2,560,216
Financial Assets held-for-trading
From the Chilean Government and Central Bank of Chile	4,009,676	149,616	—	—	—	—	—	—	—	—	—	—	—	—	4,159,292
Other instruments issued in Chile	—	—	—	105,798	—	—	—	—	—	—	—	—	—	—	105,798
Instruments issued abroad	—	—	—	164	—	—	—	—	—	—	—	—	—	—	164
Mutual fund investment	—	—	—	400,902	—	—	—	—	—	—	—	—	—	—	400,902
Subtotal	4,009,676	149,616		506,864	—	—	—	—	—	—	—	—	—	—	4,666,156
Investments under resale agreements	—	10,006	950	64,554	130	—	—	—	—	—	—	146	—	621	76,407
Derivative Contracts for Trading Purposes
Forwards	—	—	—	351,833	17,280	16,078	4,456	6,253	1,071	30	2,269	265	—	152,429	551,964
Swaps	—	—	—	1,943,033	4,579	4,031	18	17,637	10,237	913	21,163	662	—	10,974	2,013,247
Call Options	—	—	—	13	205	—	—	—	40	—	—	11	—	—	269
Put Options	—	—	—	148	1,314	—	—	—	—	—	—	—	—	—	1,462
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	2,295,027	23,378	20,109	4,474	23,890	11,348	943	23,432	938	—	163,403	2,566,942
Hedge Derivative Contracts
Forwards
Swaps	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Call Options	—	—	—	51,062	—	—	—	—	—	—	—	—	—	—	51,062
Put Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	51,062	—	—	—	—	—	—	—	—	—	—	51,062
Loans and advances to Banks
Central Bank of Chile	2,380,033	—	—	—	—	—	—	—	—	—	—	—	—	—	2,380,033
Domestic banks	—	—	—	260,002	—	—	—	—	—	—	—	—	—	—	260,002
Foreign banks	—	—	—	299,621	—	—	—	—	—	—	—	—	—	—	299,621
Subtotal	2,380,033	—	—	559,623	—	—	—	—	—	—	—	—	—	—	2,939,656
Loans to Customers at amortized cost
Commercial loans	—	—	—	2,351,333	2,544,146	1,347,770	470,607	395,598	1,647,226	135,488	1,454,404	2,453,579	3,054,194	1,747,252	17,601,597
Residential mortgage loans	—	—	9,387,372	—	—	—	—	—	—	—	—	—	—	—	9,387,372
Consumer loans	—	—	3,948,721	—	—	—	—	—	—	—	—	—	—	—	3,948,721
Subtotal	—	—	13,336,093	2,351,333	2,544,146	1,347,770	470,607	395,598	1,647,226	135,488	1,454,404	2,453,579	3,054,194	1,747,252	30,937,690
Financial Assets at Fair Value through OCI
Debt Instruments:
From the Chilean Government and Central Bank of Chile	109	163,491	—	—	—	—	—	—	—	—	—	—	—	—	163,600
Other instruments issued in Chile	—	—	—	851,468	—	4,465	—	8,089	—	—	5,334	—	—	27,567	896,923
Instruments issued abroad	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	109	163,491	—	851,468	—	4,465	—	8,089	—	—	5,334	—	—	27,567	1,060,523
Equity Instruments:
Instruments issued in Chile	—	—	—	6,869	—	—	—	—	—	—	—	—	—	—	6,869
Instruments issued abroad	—	—	—	761	—	—	—	—	—	—	—	—	—	—	761
Subtotal	—	—	—	7,630	—	—	—	—	—	—	—	—	—	—	7,630
Total	109	163,491	—	859,098	—	4,465	—	8,089	—	—	5,334	—	—	27,567	1,068,153

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

42.	Risk Management, continued:

(2)	Credit Risk, continued:

(e)	Collateral and Other Credit Enhancements

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

Management makes sure its collateral is acceptable according to both external standards and internal policies guidelines and parameters. The Bank has approximately 240,087 collateral assets, the majority of which consist of real estate.

The following table contains guarantees values as of December 31, 2019 and 2020:

		Fair value of collateral and credit enhancements held as of December 31, 2019
	Maximum exposure to credit risk	Mortgages	Pledge (*)	Securities	Warrants	Net collateral	Net exposure
Loans to customers:	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Corporate lending	12,117,724	2,660,585	82,365	345,246	2,182	3,090,378	9,027,346
Small business lending	4,176,488	3,208,206	30,466	26,674	—	3,265,346	911,142
Consumer lending	4,532,333	362,140	966	2,045	—	365,151	4,167,182
Mortgage lending	9,206,727	8,019,519	51	176	—	8,019,746	1,186,981
Total	30,033,272	14,250,450	113,848	374,141	2,182	14,740,621	15,292,651

		Fair value of collateral and credit enhancements held as of December 31, 2020
	Maximum exposure to credit risk	Mortgages	Pledge (*)	Securities	Warrants	Net collateral	Net exposure
Loans to customers:	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Corporate lending	12,810,975	3,091,284	128,366	565,761	2,842	3,788,253	9,022,722
Small business lending	4,790,622	3,178,176	28,832	14,242	—	3,221,250	1,569,372
Consumer lending	3,948,721	333,191	795	2,518	—	336,504	3,612,217
Mortgage lending	9,387,372	8,499,584	113	87	—	8,499,784	887,588
Total	30,937,690	15,102,235	158,106	582,608	2,842	15,845,791	15,091,899

(*)	Includes agricultural and industrial pledges, and pledges without conveyance.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

42.	Risk Management, continued:

(2)	Credit Risk, continued:

(e)	Collateral and Other Credit Enhancements, continued:

The Bank also uses mitigating tactics for credit risk on derivative transactions. To date, the following mitigating tactics are used:

●	Accelerating transactions and net payment using market values at the date of default of one of the parties.

●	Option for both parties to terminate early any transactions with a counterparty at a given date, using market values as of the respective date.

●	Margins established with time deposits by customers that close FX forwards with subsidiary Banchile Corredores de Bolsa S.A.

The value of the guarantees that the Bank maintains related to the loans individually classified as impaired as of December 31, 2019 and 2020 is Ch$100,133 million and Ch$98,653 million, respectively.

The value of the guarantees that the Bank maintains related to non-impaired loans as of December 31, 2019 and 2020 totaled Ch$344,098 million and Ch$133,949 million, respectively.

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

Analysis of age of portfolio loan, over-due loans by financial asset class. Additionally to the overdue portion, the amounts detailed include remaining balance of the past due credits are featured below:

As of December 31, 2019:

	Default
	1 to 29 days	30 to 59 days	60 to 89 days
	MCh$	MCh$	MCh$
Loans and advances to banks	31,249	—	—
Subtotal past-due loans and advances to banks	31,249	—	—
Commercial loans	213,574	54,980	27,255
Import-export financing	9,337	712	1,158
Factoring transactions	32,002	3,031	339
Commercial lease transactions	53,756	8,098	4,735
Other loans and receivables	1,947	259	115
Residential mortgage loans	152,599	73,838	32,932
Consumer loans	221,162	102,344	51,976
Subtotal past-due loans to customers	684,377	243,262	118,510
Total	715,626	243,262	118,510

As of December 31, 2020:

	Default
	1 to 29 days	30 to 59 days	60 to 89 days
	MCh$	MCh$	MCh$
Loans and advances to banks	14,454	—	—
Subtotal past-due loans and advances to banks	14,454	—	—
Commercial loans	133,625	29,240	13,039
Import-export financing	5,246	71	223
Factoring transactions	16,255	1,464	157
Commercial lease transactions	17,889	3,904	979
Other loans and receivables	1,449	135	162
Residential mortgage loans	90,462	24,875	9,795
Consumer loans	136,147	53,786	22,764
Subtotal past-due loans to customers	401,073	113,475	47,119
Total	415,527	113,475	47,119

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

42.	Risk Management, continued:

(2)	Credit Risk, continued:

(f)	Credit Quality by Asset Class, continued:

As of December 31, the aging analysis of loans is as follows:

		Past due but not impaired(*)
	Neither past due nor impaired	Up to 30 days	Over 30 days and up to 60 days	Over 60 days and up to 90 days	Over 90 days	Total
As of December 31,	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
2019	28,320,599	599,844	159,756	57,946	595	29,138,740
2020	29,425,612	272,409	51,812	13,531	451	29,763,815

(*)	These amounts include installments that are overdue, plus the remaining balance of principal and interest on such loans.

(g)	Assets Received in Lieu of Payment:

The Bank has received assets in lieu of payment totaling Ch$18,737 million and Ch$6,753 as of December 31, 2019 and 2020, respectively, the majority of which are properties. All of these assets are managed for sale.

(h)	Renegotiated Assets:

The impaired loans are considered to be renegotiated when the corresponding financial commitments are restructured and the Bank assesses the probability of recovery as sufficiently high.

The following table details the book value of loans with renegotiated terms per financial asset class:

Financial assets	2019	2020
	MCh$	MCh$
Loans and advances to banks
Domestic banks	—	—
Foreign banks	—	—
Subtotal	—	—
Loans to Customers at amortized cost
Commercial loans	220,056	288,094
Residential mortgage loans	11,980	253,907
Consumer loans	366,339	532,420
Subtotal	598,375	1,074,421
Total renegotiated financial assets	598,375	1,074,421

As a result of the effects of the pandemic on people’s income, the Bank has made great efforts to support its customers in the retail segment. These actions are part of the proposals formulated by the CMF, the regulatory body for banking in Chile, and the government authorities towards the country’s banks regarding the support of banks to clients in this segment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

42.	Risk Management, continued:

(2)	Credit Risk, continued:

(h)	Renegotiated Assets, continued:

This has resulted in a strong increase in the stock of renegotiated consumer and mortgage loans. Basically, these actions consisted of the postponement of installments or dividends at the end of their respective payment schedule.

The Bank calculates ECLs either on a group or an individual basis, which are described in more detail in Note 2(i)(vii).

The renegotiated portfolio of Banco de Chile represents 3.47% of the total loans.

The most common type of modification is to extend the term of the loan. For payment extensions, depending on the characteristics of each credit, the Bank can agree with the client changes in the initial conditions in terms of interest rate and payment schedule. With regard to the forgiveness of the principal, the Bank normally does not give this benefit. The Board of Directors might on rare occasions approve debt forgiveness for a portion of principal on certain credit-operations that have been impaired and provisioned previously. Only those borrowers which are considered viable are renegotiated. If the debtor is not considered to be financially viable, the Bank proceeds to the legal collection of debts.

The table below includes Stage 2 and 3 assets that were modified and, therefore, treated as forborne during the 2020 period, with the related modification loss suffered by the Bank.

2020
MCh$
Amortized costs of financial assets modified during the period	212,655
Net modification loss	109,743

Although the Bank does not have systematized information related to the balance of modified loans by type of concession, it continuously monitors its impaired portfolio as defined in note 2 (i) vii). Also, for internal purposes the renegotiated loan portfolio is analyzed and reviewed as part of the impaired portfolio. Therefore, for management and regulatory (local and IFRS) reporting purposes the Bank does not frequently use information on loans modified by types of concession.

The table below shows the gross carrying amount of previously modified financial assets for which loss allowances has changed to 12 month Expected Credit Losses (12mECL) measurement during the 2020 period:

	December 31, 2020
	Post modification		Pre-modification
	Gross carrying amount	Corresponding ECL	Gross carrying amount	Corresponding ECL
	MCh$	MCh$	MCh$	MCh$
Facilities that have cured since modification and are now measured using 12mECLs (Stage 1)	24,432	1,907	24,759	3,474
Facilities that reverted to (Stage 2/3) lifetime ECLs having once cured	8,620	2,130	8,634	908

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

42.	Risk Management, continued:

(2)	Credit Risk, continued:

(h)	Renegotiated Assets, continued:

The Bank determines the appropriate amount of allowance for loan losses as follows:

The commercial loan renegotiations are always evaluated and approved individually by the credit committee with all the background and history of previous approvals, including financial records, delinquencies or other previous renegotiations of the debtor. In this step of renegotiation approval, a reevaluation of the provision level is always carried out for each debtor.

Among the variables that the credit committee considers in establishing the level of provisions for the individual portfolio are payment behavior, payment capacity and collateral coverage are mainly considered.

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

In both segments, the approvals of the renegotiation operations are submitted to specialized credit committees, whose members have attributions adjusted to this risk.

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

Credit risk exposure generated by contingent obligations is disclosed in Note No. 27.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

42.	Risk Management, continued:

(2)	Credit Risk, continued:

(k)	Measures associated with the COVID-19 Contingency:

During 2020, and due to the health emergency caused by the COVID-19 pandemic, the Bank implemented measures that sought to make payments more flexible on a temporary basis and provided financing that allows to sustain working capital during this period, having in the first case credit refinancing (mortgage, commercial, consumer) and in the second case and by order of the Chilean Government, through the Ministry of Finance, Central Bank of Chile and the Commission for the Financial Market, measures to facilitate the granting of loans with state guarantee (FOGAPE-COVID) with the aim of being used as working capital or reactivating the activities of companies that demonstrate having been affected by the COVID-19 pandemic.

COVID refinancing:

The following tables show both the balance of loans, the number of operations and amount of provisions associated with these measures as of December 31, 2020:

		Commercial Individual	Commercial Group	Consumer	Mortgage	Total
Bank Programs (*)
Number of Operations		664	39,473	187,428	91,928	319,493
Loan value of customers	MCh$	20,436	102,398	149,918	141,403	414,155
% from the portfolio	%	0.2%	2.1%	3.8%	1.5%	1.3%
Provisions	MCh$	592	3,005	12,462	684	16,743

		Stage 1	Stage 2	Stage 3	Total
Bank Programs (*)
Gross carrying amount	MCh$	354,632	36,850	22,674	414,155
% of portfolio	%	1.4%	0.8%	1.9%	1.3%
ECL	MCh$	9,914	3,074	3,756	16,743
% of total ECL	%	3.5%	1.3%	1.2%	2.0%

(*)	The granting of refinancing of operations associated with credit cards for MCh$147,918 is not included.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

42.	Risk Management, continued:

(2)	Credit Risk, continued:

(k)	Measures associated with the COVID-19 Contingency, continued:

FOGAPE COVID credits:

During April 2020, the Chilean Government announced the increase of the Guarantee Fund for Small Entrepreneurs (“FOGAPE”) up to US$3,000 million, in order to guarantee financing of up to US$25,000 million. The objective of this initiative was to facilitate access to working capital loans for individuals and legal entities with annual sales of less than UF 1,000,000 affected by the COVID-19 pandemic. The guarantee coverage of these loans ─differentiated according to sales tranche─ is between 60% and 85% of financing, after applying a deductible that does not exceed 5% of the guaranteed amount. From the beginning of the program and until December 31, 2020, the Bank has carried out 39,245 operations for an aggregate amount of Ch$1,875,298 million. For such purposes, the Bank established the parameters, requirements and conditions, in addition to those provided in the respective FOGAPE-COVID regulations, to review any FOGAPE loan request made of it, and the financing amounts that would be granted based on the above, taking into consideration, the levels of sale and the circumstance indicated below, among other aspects. Additionally, the Administration rules applicable to the COVID-19 guarantee lines, considered the option of refinancing any principal amortization of preexisting commercial loans that mature in the 6 months following the moment of granting the financing with the COVID-19 Guarantee

The following tables show both the balance of loans, the number of operations and amount of provisions associated with these measures as of December 31, 2020:

		Commercial Individual	Commercial Group	Consumer	Mortgage	Total
Government Programs
Number of Operations		4,036	35,209	—	—	39,245
Loan value of customers	MCh$	856,922	1,031,933	—	—	1,888,855
% from the portfolio	%	6.7%	21.4%	—	—	6.1%
Provisions (*)	MCh$	21,378	8,353	—	—	29,731

		Stage 1	Stage 2	Stage 3	Total
Government Programs
Gross carrying amount	MCh$	1,395,886	482,575	10,394	1,888,855
% of portfolio	%	5.5%	10.5%	0.9%	6.1%
ECL	MCh$	10,324	17,971	1,436	29,731
% of total ECL	%	3.7%	7.7%	0.5%	3.6%

The granting conditions to these loans include a deductible amount that is available from an annual sales level of each institution (between 2.5% and 5%) according to the following table:

	Annual Income			% Deductible
	Minimum UF	Maximum UF	% Coverage	until June 2020	after June 2020
Micro and small companies	—	25,000	85.00	5.00	2.50
Medium-sized companies	25,000	100,000	80.00	3.50	2.50
Large companies I	100,000	600,000	70.00	2.50	2.50
Large companies II	600,000	1,000,000	60.00	2.50	2.50

In order to cover the Bank’s exposure to potential losses associated with granting these state-guaranteed loans, a provision equivalent to 100% of each operation’s deductible amount is set. As of December 31, 2020 the total allowance related to state-guaranteed loans amounted to Ch$49,848 million and was registered under the line-item “Loans to customers at amortized cost” as ECL provision. This amount is not included in the table “Government Programs – ECL” set forth above.

The payment behavior of these loans (COVID refinancing and FOGAPE COVID) in their first months of maturity, in both cases have a similar behavior to the rest of the Bank’s loan portfolio.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

42.	Risk Management, continued:

(2)	Credit Risk, continued:

(l)	Management overlays

As indicated in Note No. 4, during 2020 the Bank carried out a review of the Probability of Default projection models used in the calculation of the ECL of its loan portfolio. These models incorporate upward adjustment elements (dichotomous variables) when certain adverse macroeconomic conditions are met, which were estimated based on a previous crisis. Those adjustment elements aim to reflect the non-linear nature of the ECL more accurately.

Notwithstanding the foregoing, for certain market segments such as Private Banking, Preferential Banking and Micro Entrepreneurs, the forecasted scenarios do not meet the conditions set forth in the models because the current context has no comparable historical precedents. In those cases, the loading associated to those dichotomous variables were included, despite the fact that those conditions are not met.

This effect has been recognized as an overlay for an amount equivalent to Ch$24,370 million and was registered under the asset item line “Loans to customers at amortized cost” as ECL provision.

(m)	Modificated financial assets:

When the bank modifies the contractual conditions originally agreed so that the debtor can fulfill its payment obligations, it is evaluated considering the following:

-	In the event that the modification is substantial due to financial difficulties of the debtor, it is recorded as derecognition and the new loan is valued at fair value.

-	In the event that the modification is not substantial, the loan is not written off and its amortized cost must be adjusted based on the difference between the book value before the modification and the present value of the flows of the modified operation using the effective interest rate (EIR) of the original loan.

The resulting amount for adjusting the amortized cost of the financial asset when the modification does not result in derecognition and was registered under the line item “Provision for Expected Credit losses”. For the year 2020 the impact due this effect was not material.

(3)	Market Risk:

Market Risk refers to the loss that the Bank could face due to a liquidity shortage to honor the payments, or to close financial transactions in a timely manner (Liquidity Risk), or due to adverse movements in the values of market variables (Risk Price).

Liquidity Risk:

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

Funding Liquidity Risk refers to the Bank’s inability to obtain sufficient cash to meet its immediate obligations. This risk is managed by a minimum amount of highly liquid assets called liquidity buffer, and establishing limits and controls of internal metrics, among which the Market Access Report (“MAR”) stands out, which estimates the amount of funding that the Bank would need from wholesale financial counterparties, for the next 30 and 90 days in each of the relevant currencies of the balance sheet, to face a cash need as a result of the operation under business as usual conditions.

The use of MAR within year 2020 is illustrated below (LCCY = local currency; FCCY = foreign currency):

	MAR LCCY + FCCY		MAR FCCY
	MMM$		MMUS$
	1 – 30 days	1 – 90 days	1 – 30 days	1 – 90 days
Maximum	3,040	5,708	1,239	2,488
Minimum	-1,063	1,602	-390	790
Average	1,358	3,853	504	1,811

The Bank also monitors the amount of assets denominated in local currency that is funded by liabilities denominated in foreign currency, including all tenors and the cash flows generated by full delivery derivatives payments. This metric is referred to as Cross Currency Funding. The Bank oversees and limits this amount in order to take precautions against not only Banco de Chile’s event but also against a systemic adverse environment generated by a country risk event that might trigger lack of foreign currency funding.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

42.	Risk Management, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

The use of Cross Currency Funding within year 2020 is illustrated below:

Cross Currency Funding
MMUS$
Maximum	3,122
Minimum	1,724
Average	2,417

The Bank establishes thresholds that alert behaviors outside the expected ranges at a normal or prudent level of operation, in order to protect other dimensions of liquidity risk such as, for example, maturities concentration of fund providers, the diversification of sources of funds either by type of counterparty or type of product, among others.

The evolution over time of the Bank’s financial ratios that can detect structural changes in its balance sheet characteristics is monitored, such as those presented in the following table and whose relevant use values during the year 2020 are shown below:

	Liquid Assets/ Net Funding <30 days	Liabilities>1 year/ Assets >1 year	Deposits/ Loans
Maximum	165%	100%	67%
Minimum	101%	84%	61%
Average	135%	94%	64%

Additionally, some market index, prices and monetary decisions taken by the Central Bank of Chile are monitored to detect structural changes in market conditions that can trigger a liquidity shortage or even a financial crisis.

Furthermore, the Liquidity Risk Management Policy enforces performance of stress tests periodically which are controlled against potentially accessible action plans in each modeled scenario, according with the guidelines established in the Liquidity Contingency Plan. This process is essential in determining the liquidity risk appetite framework of the institution.

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

The CMF establish the following limits for the C46:

Foreign Currency balance sheet items: 1-30 days C46 index < 1 x Tier-1 Capital

All Currencies balance sheet items: 1-30 days C46 index < 1 x Tier-1 Capital

All Currencies balance sheet items: 1-90 days C46 index < 2 x Tier-1 Capital

The use of this index in year 2020 is illustrated below:

	Adjusted C46 All CCYs as part of Tier-1 Capital		Adjusted C46 FCCY as part of Tier-1 Capital
	1 – 30 days	1 – 90 days	1 – 30 days
Maximum	0.48	0.66	0.33
Minimum	(0.13)	(0.06)	0.15
Average	0.15	0.27	0.22
Regulatory Limit	1.0	2.0	1.0

Additionally, the regulatory entities have introduced other metrics that the Bank uses in its management, such as the Liquidity Coverage Ratio (“LCR”) and Net Stable Financing Ratio (“NSFR”), using assumptions similar to those used in the international banking. Only for the first one, a limit implementation calendar has been established and that during the year 2020 was with a minimum level of 70%. The evolution of the LCR and NSFR metrics during the year 2020 are shown below:

	LCR		NSFR
Maximum	2.47		1.10
Minimum	1.07		0.99
Average	1.89		1.06
Regulatory Limit	0.7	(*)	N/A

(*)	This is the current minimum value for the year 2020 and that increases 0.1 annually until reaching 1.0 in the year 2023.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

42.	Risk Management, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

The contractual maturity profile of the financial liabilities of Banco de Chile and its subsidiaries (consolidated basis), as of 2019 and 2020 end-of-year, is illustrated below:

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2019
Current accounts and other demand deposits	11,326,133	—	—	—	—	—	11,326,133
Transactions in the course of payment	98,869	—	—	—	—	—	98,869
Obligations under repurchase agreements	297,011	8,582	—	—	—	—	305,593
Savings accounts and time deposits	6,421,107	1,985,948	2,250,153	284,073	491	421	10,942,193
Full delivery derivative transactions	378,151	351,351	1,132,429	974,371	669,851	797,191	4,303,344
Borrowings from financial institutions	68,843	348,228	934,144	206,811	—	—	1,558,026
Other financial obligations	142,010	292	17,529	727	167	—	160,725
Debt instruments issued	178,310	190,329	576,309	2,091,841	2,081,579	5,017,172	10,135,540
Total (excluding non-delivery derivative transactions)	18,910,434	2,884,730	4,910,564	3,557,823	2,752,088	5,814,784	38,830,423
Non - delivery derivative transactions	501,461	839,534	1,461,804	796,805	738,830	1,650,402	5,988,836

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2020
Current accounts and other demand deposits	15,167,229	—	—	—	—	—	15,167,229
Transactions in the course of payment	882,944	—	—	—	—	—	882,944
Obligations under repurchase agreements	289,777	43	—	—	—		289,820
Savings accounts and time deposits	6,243,204	1,964,350	648,974	59,038	1,222	156	8,916,944
Full delivery derivative transactions	396,599	364,793	1,305,210	1,088,925	549,777	934,097	4,639,401
Borrowings from financial institutions	74,424	140,455	340,532	1,020,126	2,090,600	—	3,666,137
Other financial obligations	189,003	80	334	386	37	—	189,840
Debt instruments issued	53,438	90,285	1,082,282	2,194,406	1,886,936	4,452,831	9,760,178
Total (excluding non-delivery derivative transactions)	23,296,618	2,560,006	3,377,332	4,362,881	4,528,572	5,387,084	43,512,493
Non - delivery derivative transactions	401,144	570,084	929,211	787,866	644,420	1,542,088	4,874,813

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

42.	Risk Management, continued:

(3)	Market Risk, continued:

(b)	Price Risk:

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

The bank has established internal limits for the exposures of the Trading Book. In fact, FX positions (FX delta), Equity positions (Equity delta), interest rate sensitivities generated by the derivatives and debt securities portfolios (DV01 or also referred as to rho) and the FX volatility sensitivity (vega) are measured, reported and controlled against their limits. Limits are established on an aggregate basis but also for some specific tenor points. The use of these limits is daily monitored, controlled and reported by independent control functions to the senior management of the bank. The internal governance framework also establishes that these limits must be approved by the board and reviewed at least annually.

The Bank measures and controls the risk for the Trading Book portfolios using the Value-at-Risk (VaR). The model uses a 99% confidence level and the most recent one-year observed rates, prices and yields data.

The use of VaR within year 2020 is illustrated below:

Value-at-Risk
99% one-day confidence level
MCh$
Maximum	3,697
Minimum	215
Average	1,319

Additionally, the Bank performs measuring, limiting, controlling and reporting interest rate exposures and risks for the Accrual Book using internally developed methodologies based on the differences in the amounts of assets and liabilities considering the interest rate repricing dates. Exposures are measured according to the Interest Rate Exposure or IRE metric and their corresponding risks using the Earnings-at-Risk or EaR metric.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

42.	Risk Management, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

The use of EaR within year 2020 is illustrated below:

12- months Earnings-at-Risk
99% confidence level 3 months defeasance period
MCh$
Maximum	100,191
Minimum	57,038
Average	80,271

The regulatory risk measurement for the Trading Book (C41 report) is produced by utilizing guidelines provided by the Central Bank of Chile (hereinafter, “BCCh”) and the CMF, which are adopted based on standardized BIS methodologies. The referred methodologies estimate the potential loss that the bank may incur considering standardized fluctuations of the value of market factors such as FX rates, interest rates and volatilities that may adversely impact the value of FX spot positions, interest rate exposures, and volatility exposures, respectively. In addition, correlation factors are included to represent non-parallel changes in the yield curve. The CMF does not set an individual limit for this particular risk, but a global one that includes this risk (also called Market Risk Equivalent or MRE) and the Credit Risk Weighted Assets.

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

The following table illustrates the interest rate cash-flows of the Banking Book, considering the interest rate repricing dates on an individual basis, as of December 31, 2019 and 2020:

	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets as of December 31, 2019
Cash and due from banks	2,310,055	—	—	—	—	—	2,310,055
Transactions in the course of collection	230,605	—	—	—	—	—	230,605
Investment under resale agreements	45,056	—	—	—	—	—	45,056
Derivative instruments under hedge-accounting treatment	774	36,304	28,302	257,909	348,950	1,069,919	1,742,158
Inter-banking loans	876,508	98,673	167,287	—	—	—	1,142,468
Customer loans	3,179,665	2,524,282	6,473,441	6,979,231	3,980,097	10,744,559	33,881,275
Financial Assets at Fair Value through OCI	26,180	241,326	805,844	115,805	25,219	142,005	1,356,379
Total assets	6,668,843	2,900,585	7,474,874	7,352,945	4,354,266	11,956,483	40,707,996

Assets as of December 31, 2020
Cash and due from banks	2,496,891	—	—	—	—	—	2,496,891
Transactions in the course of collection	96,444	—	—	—	—	—	96,444
Investment under resale agreements	10,007	—	—	—	—	—	10,007
Derivative instruments under hedge-accounting treatment	260	1,800	182,709	250,612	282,219	995,168	1,712,768
Inter-banking loans	2,743,250	71,543	125,574	—	—	—	2,940,367
Customer loans	3,180,598	2,339,929	6,504,393	8,134,601	4,437,666	10,877,247	35,474,434
Financial Assets at Fair Value through OCI	94,086	145,272	456,613	185,995	31,465	145,987	1,059,418
Total assets	8,621,536	2,558,544	7,269,289	8,571,208	4,751,350	12,018,402	43,790,329

	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2019
Current accounts and demand deposits	11,382,462	—	—	—	—	—	11,382,462
Transactions in the course of payment	3,423	—	—	—	—	—	3,423
Obligations under repurchase agreements	9,068	—	—	—	—	—	9,068
Savings accounts and interest-bearing deposits	6,421,107	1,985,948	2,250,153	284,073	491	421	10,942,193
Derivative instruments under hedge-accounting treatment	156	33,740	23,300	251,136	317,886	1,117,967	1,744,185
Inter-banking borrowings	60,331	348,228	934,144	206,811	—	—	1,549,514
Long-term debt (*)	178,310	190,329	576,309	2,091,841	2,081,579	5,017,172	10,135,540
Other liabilities	142,010	292	17,529	727	167	—	160,725
Total liabilities	18,196,867	2,558,537	3,801,435	2,834,588	2,400,123	6,135,560	35,927,110

Liabilities as of December 31, 2020
Current accounts and demand deposits	15,245,137	—	—	—	—	—	15,245,137
Transactions in the course of payment	816,294	—	—	—	—	—	816,294
Obligations under repurchase agreements	13,255	—	—	—	—	—	13,255
Savings accounts and interest-bearing deposits	6,243,204	1,964,350	648,974	59,038	1,222	156	8,916,944
Derivative instruments under hedge-accounting treatment	160	291	192,625	230,742	280,421	1,057,369	1,761,608
Inter-banking borrowings	72,935	140,455	340,532	1,020,126	2,090,600	—	3,664,648
Long-term debt (*)	53,438	90,285	1,082,282	2,194,406	1,886,936	4,452,831	9,760,178
Other liabilities	189,003	80	334	386	37	—	189,840
Total liabilities	22,633,426	2,195,461	2,264,747	3,504,698	4,259,216	5,510,356	40,367,904

(*)	Amounts shown here are different from those reported in the liabilities report which is part of the liquidity analysis, due to differences in the treatment of mortgage bonds issued by the Bank in both reports.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

42.	Risk Management, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

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

The impacts are determined by mathematical simulations of fluctuations in the values of market factors, and also, estimating the changes of the economic and /or accounting value of the financial positions

In order to comply with IFRS 7.40, the following exercise was included illustrating an estimation of the impact of extreme but reasonable fluctuations of interest rates, swaps yields, FX rates and exchange volatility, which are used for valuing Trading and Accrual portfolios. Given that the Bank’s portfolio includes positions denominated in nominal and real interest rates, these fluctuations must be aligned with extreme but realistic Chilean inflation changes forecasts.

The exercise is implemented by multiplying the sensitivities by the fluctuations obtained as the results of mathematical simulations over a two-week time horizon and using the maximum historical volatility, within a significant period of time, in each of the market factors; Accrual portfolios impacts are estimated by multiplying cumulative gaps by forward interest rates fluctuations modeled over a three-month time horizon and using the maximum historical volatility of interest fluctuations but limited by maximum fluctuations and / or levels observed within a significant period of time. It is relevant to note that the methodology might ignore some portion of the interest rates convexity, since it is not captured properly when large fluctuations are modeled. In any case, given the magnitude of the changes, the methodology may be reasonable enough for the purposes and scope of the analysis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

42.	Risk Management, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

The following table illustrates the fluctuations resulting from the main market factors in the maximum stress test exercise, or more adverse, for the Trading Book.

The directions or signs of these fluctuations are those that correspond to those that generate the most adverse impact at the aggregate level.

Average Fluctuations of Market Factors for Maximum Stress Scenario Trading Book
	CLP Derivatives	CLP Bonds	CLF Derivatives	CLF Bonds	USD Offshore Libor Derivatives	Spread USD On/Off Derivatives
	(bps)	(bps)	(bps)	(bps)	(bps)	(bps)
Less than 1 year	-4	53	-11	44	-9	-350
Greater than 1 year	5	63	2	58	-15	-334

bps = basis points

The worst impact on the Bank’s Trading Book as of December 31, 2020, as a result of the simulation process described above, is as follows:

Most Adverse Stress Scenario P&L Impact Trading Book
(MCh$)
CLP Interest Rate		(3,564)
Derivatives	(29)
Debt instruments	(3,535)
CLF Interest Rate		(395)
Derivatives	81
Debt instruments	(476)
Interest rate USD offshore		(284)
Domestic/offshore interest rate spread USD		(8,164)
Total Interest rates		(12,407)
Total FX		(20)
Total FX Options		(78)
Total		(12,505)

The modeled scenario would generate losses in the Trading Book for approximately MCh$12,505. In any case, such fluctuations would not result in material losses compared to Basic Capital (Tier-1) or to the P&L estimate for the next 12-months.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

42.	Risk Management, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

The impact on the Accrual Book for the next 12 months as of December 31, 2020, which does not necessarily mean a net loss / gain but a greater/lower net income from funds generation (resulting net interest rate generation), is illustrated below:

Most Adverse Stress Scenario 12-Month Revenue Accrual Book
(MCh$)
Impact by Base Interest Rate shocks	(194,559)
Impact due to Spreads Shocks	(6,591)
Higher / (Lower) Net revenues	(201,150)

The main negative impact on the Trading Book would occur as a result of an increase in local interest rates and in a drastic decrease in the cross border spread. The lowest potential income in the next 12 months in the Accrual Book would occur in a scenario of a sharp inflation price fall. In any case, the impacts would be less than the annual budgeted profits of the Bank.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

42.	Risk Management, continued:

(4)	Capital Requirements and Capital Management:

The main objectives of the Bank’s capital management are to ensure compliance with regulatory requirements, maintain a solid credit rating and sound capital ratios. During 2020, the Bank has successfully met the required capital requirements.

As part of its Capital Management Policy, the Bank has established capital adequacy alerts, which are stricter than those required by the regulator, which are monitored on a monthly basis. During 2020, none of the internal alerts defined in the Capital Management Policy were activated.

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

Assets are weighted according to the risk categories, which are assigned a risk percentage that would reflect the amount of capital needed to support each of those assets. There are 5 risk categories (0%, 10%, 20%, 60% and 100%) in addition to an intermediate category with a weighting percentage of 2% for derivative instruments cleared and settled through a Central Counterpart Entity. For example, cash, deposits in other banks and financial instruments issued by the Central Bank of Chile have 0% risk, which means that, according to current standards, no capital is required to back these assets. Properties and equipment have a 100% risk, which means that they must have a minimum capital equivalent to 8% of the amount of these assets and in the case of the Bank of Chile 10%.

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

The risk-weighted assets and TIER 1 and TIER 2 Capital, as of December 31, 2019 and 2020 are the following:

	Consolidated assets		Risk-weighted assets
	2019	2020	2019	2020
	MCh$	MCh$	MCh$	MCh$
Balance sheet assets (net of provisions)
Cash and due from banks	2,392,166	2,560,216	38,250	105,878
Transactions in the course of collection	331,420	163,252	167,781	151,138
Financial Assets held-for-trading	1,872,355	4,666,156	462,177	442,307
Investment under resale agreements	142,329	76,407	142,329	76,407
Derivative instruments (*)	1,555,749	1,137,195	1,124,730	828,330
Loans and advances to banks	1,140,081	2,939,198	389,417	351,068
Loans to Customers at amortized cost	29,384,039	30,101,583	25,668,329	24,998,600
Financial assets at fair value through OCI	1,366,343	1,068,153	323,160	249,239
Financial assets held to maturity	—	—	—	—
Investments in other companies	48,442	42,338	50,758	44,649
Intangible assets	91,717	94,111	58,307	60,701
Property and equipment	220,262	217,928	220,262	217,928
Leased assets	150,665	118,829	150,665	118,829
Investment properties	13,190	12,833	—	—
Current tax assets	357	22,949	36	2,295
Deferred tax assets	231,293	292,517	32,095	35,794
Other assets	843,000	556,486	862,968	400,098
Subtotal	39,783,408	44,070,151	29,691,264	28,083,261

Off-balance-sheet assets
Contingent loans	4,365,922	4,140,133	2,616,074	2,483,310
Total	44,149,330	48,210,284	32,307,338	30,566,571

(*)	Financial derivative contracts are presented as an equivalent credit risk for the purposes of calculating consolidated assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

42.	Risk Management, continued:

(4)	Capital Requirements and Capital Management, continued:

The amounts and ratios determined for the limit of basic capital and effective equity as of December 2019 and 2020 are:

	As of December 31,
	2019	2020
	MCh$	MCh$
Basic capital (*) (**)	3,528,222	3,726,267
Effective equity	4,569,090	4,878,500
Total consolidated assets (**)	44,408,789	48,754,455
Total consolidated assets weighted by credit risk	32,307,338	30,566,571

(*)	The Basic Capital corresponds to the equity of the owners of the Bank in the Consolidated Statement of Financial Position.

(**)	The total consolidated assets is presented in accordance with Chilean Generally Accepted Accounting Principles as issued by the Chilean Commission for Financial Market (“CMF”). As a result, it is not directly comparable with this Consolidated Statement of Financial Position.

These ratios as of December 31, 2019 and 2020 were:

	Ratio
	As of December 31,
	2019	2020
	%	%
Basic capital / consolidated assets	7.94	7.64
Effective equity / consolidated assets weighted by risk	14.14	15.96

During 2019, the CMF began the regulatory process for the implementation of the Basel III standards in Chile, in accordance with the established in Law No. 21,130 that modernizes the Banking Legislation. During 2020, various regulations have been published aimed at the adoption of the Basel III standard.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

43.	New Accounting Pronouncements:

The following is a summary of new standards, interpretations and improvements to the International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) that are not yet effective as of December 31, 2020:

IAS 28 — Investments in Associates and Joint Venture, and IFRS 10 — Consolidated Financial Statements.

In September 2014, the IASB published this modification, which clarifies the scope of the profits and losses recognized in a transaction that involves an associate or joint venture, and that this depends on whether the asset sold or contribution constitutes a business. Therefore, the IASB concluded that all gains or losses should be recognized against loss of control of a business. Likewise, the gains or losses that result from the sale or contribution of a subsidiary that does not constitute a business (definition of IFRS 3) to an associate or joint venture should be recognized only to the extent of unrelated interests in the associate or joint venture.

During December 2015, the IASB agreed to set the effective date of this modification in the future, allowing its immediate application.

Banco de Chile and its subsidiaries will have no impact on the Consolidated Financial Statements as a result of the application of this amendment.

Limited Scope Amendments and Annual Improvements 2018-2020.

In May 2020, the IASB published a package of amendments of limited scope, as well as the 2018- 2020 Annual Improvements, whose changes clarify the wording or correct minor consequences, omissions or conflicts between the requirements of the Standards.

Among other modifications, it contains amendments to IAS 37 Provisions, Contingent Liabilities and Contingent Assets which specify the costs that an entity should include when evaluating whether a contract will cause losses.

These amendments will be effective as of January 1, 2022 and it is estimated that Banco de Chile and its subsidiaries will not have significant impacts on the Consolidated Financial Statements as a result of the application of these amendments.

IFRS 9 Financial Instruments, IFRS 7 Financial Instruments: Disclosures and IAS 39 Financial Instruments: Recognition and Measurement IFRS 4 Insurance Contracts and IFRS 16 Leases. Interest Rate Benchmark Reform.

In August 2020, the IASB issued a set of amendments related to phase two of the Interest Rate Benchmark Reform which modifies IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16.

The amendments complement the changes issued during 2019 and focus on the effects on the Financial Statements when a company replaces the old interest rate benchmark with an alternative benchmark rate. The amendments in phase two refer to changes that affect the contractual cash flows. A company does not need to write off / adjust the book value of financial instruments for changes, but rather update the effective interest rate to reflect the change to an alternative benchmark. In the case of hedge accounting, a company does not need to discontinue hedge accounting because it makes the changes required by the reform if the hedge meets other hedge accounting criteria. Regarding disclosures, the company must disclose information about the new risks arising from the reform and how it manages the transition to the alternative benchmark rates.

The amendments are effective for annual reporting periods beginning on or after January 1, 2021. Early adoption of modifications is also allowed.

Banco de Chile and its subsidiaries will not realize a significant impact on the Financial Statements resulting from the application of this amendment

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Subsequent Events:

a)	On January 19, 2021, the Financial Market Commission stated that by means of a resolution adopted in Ordinary Session No. 218 of January 13, 2021, it resolved to approve Banco de Chile’s request to early dissolve its subsidiary, Banchile Securitizadora S.A. On February 4, 2021, the subsidiary Banchile Securitizadora S.A. in an Extraordinary Shareholders’ meeting agreed on the early dissolution of this subsidiary.

b)	On January 28, 2021, the Board of Directors of Banco de Chile agreed to convene an Ordinary Shareholders Meeting on March 25, 2021 in order to propose, among other matters, the following distribution of profits for the year ended on December 31, 2020:

i.	Deduct and withhold from the net income of the year, an amount equivalent to the effect of inflation of the paid capital and reserves according to the variation of the Consumer Price Index that occurred between November 2019 and November 2020, amounting to Ch$95,989,016,547 which will be added to retained earnings from previous periods.

ii.	From the resulting balance, distribute in the form of a dividend 60% of the remaining liquid profit, corresponding to a dividend of Ch$2.18053623438 to each of the 101,017,081,114 shares of the Bank, retaining the remaining 40%.

Consequently, the distribution as a dividend that will be proposed will amount to 47.6% of the profits for the year ended December 31, 2020.

c)	On March 25, 2021, at the Bank’s Ordinary Shareholders’ Meeting, our shareholders approved the distribution of dividend No. 209 of $2.18053623438 per share, to be charged to the income obtained during the fiscal year 2020.

Additionally, the shareholders proceeded to make the definitive appointment of Mr. Raúl Anaya Elizalde as Titular Director of Banco de Chile, a position that he will hold until the next renewal of the Board of Directors.

d)	On April 20, 2021, Law No. 21,320 that modifies consumer protection law (Law No. 19,496), prohibiting and limiting certain extrajudicial debt collection actions was enacted. Among other matters, this new law (i) limits the number and type of out-of-court collection measures, (ii) requires keeping detailed records of such actions up to two years after they have been initiated, and (iii) prohibits continuing with out-of-court collection actions once a collection has been initiated in court.

In the Bank's opinion, this legislation could affect its ability to recover non-performing loans from the loan portfolio granted to individuals and SMEs, affect portfolio expenses, as well as increase collection costs.

In Management’s opinion, there are no other significant subsequent events that affect or could affect the Consolidated Financial Statements of Banco de Chile and its subsidiaries between December 31, 2020 and the date of issuance of these Consolidated Financial Statements.

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

2.3	Amendment No. 2, dated October 23, 2018, to the Deposit Agreement among Banco de Chile, JPMorgan Chase Bank, N.A. as depositary and holders from time to time of ADSs (incorporated by reference to our registration statement on Form F-6 (Registration No. 333-171999) filed on October 23, 2018).
4.1	Master Joint Venture Agreement between Quiñenco S.A., Citigroup, Inc. and Citibank Overseas Investment Corporation, dated July 19, 2007 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2007, and incorporated herein by reference).
4.2	Shareholders Agreement between Quiñenco, S.A., Citigroup Chile S.A. and the minority shareholders of LQIF, dated December 27, 2007 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2007, and incorporated herein by reference).
4.3	Amendment to the Master Joint Venture Agreement between Quiñenco S.A., Citigroup, Inc. and Citibank Overseas Investment Corporation, dated December 19, 2008 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2008, and incorporated herein by reference).
4.4	Amendment to the Shareholders Agreement between Quiñenco, S.A., Citigroup Chile S.A. and the minority shareholders of LQIF, dated January 9, 2014 (English translation) (filed as an exhibit to our current report on Form 6-K dated January 14, 2014, and incorporated herein by reference).
4.5	Amendment to the Master Joint Venture Agreement between Quiñenco S.A., Citigroup, Inc. and Citibank Overseas Investment Corporation, dated January 9, 2014 (English translation) (filed as an exhibit to our current report on Form 6-K dated January 14, 2014, and incorporated herein by reference).
4.6	Merger Agreement between Banco de Chile and Citibank Chile, dated December 26, 2007 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2007, and incorporated herein by reference).
4.7	Cooperation Agreement between Banco de Chile and Citigroup Inc., dated October 22, 2015 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2015, and incorporated herein by reference).
4.8	Global Connectivity Agreement between Banco de Chile and Citigroup Inc., dated October 22, 2015 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2015, and incorporated herein by reference).

Exhibit No.	Exhibit
4.9	Asset Purchase Agreement between Banco de Chile and Citibank, N.A., dated December 31, 2007 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2007, and incorporated herein by reference).
4.10	Amended and Restated Trademark License Agreement between Banco de Chile and Citigroup Inc., dated November 29, 2019 (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2019, and incorporated herein by reference).
4.11	Amended and Restated Master Services Agreement between Banco de Chile and Citigroup Inc., dated November 29, 2019 (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2019, and incorporated herein by reference).
4.12	Extension No. 1 to Cooperation Agreement between Banco de Chile and Citigroup Inc., dated August 24, 2017 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2017, and incorporated herein by reference).
4.13	Second Extension to the Cooperation Agreement between Banco de Chile and Citigroup Inc., dated November 29, 2019 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2019, and incorporated herein by reference).
8.1*	List of subsidiaries.
11.1	Code of Professional Ethics (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001 15266) for the year ended December 31, 2018, and incorporated herein by reference).
12.1*	Certification under Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification under Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification under Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS*	XBRL Instance Document.
101.SCH*	XBRL Taxonomy Extension Schema Document.
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Filed herewith.

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

Date: April 30, 2021

BANCO DE CHILE

By	/s/ Eduardo Ebensperger O.
Name:	Eduardo Ebensperger O.
Title:	Chief Executive Officer