Form 20-F
period 2021-12-31
BANK OF CHILE
filed 2022-04-29
CIK 1161125

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

Risks Relating to our Operations and the Chilean Banking Industry

●	The growth of our loan portfolio in riskier segments may expose us to increased loan losses and require us to establish higher levels of allowances for loan losses in the future.

●	Our loan portfolio may not continue to grow at the same or similar rates as it has in the past as a result of changes in macroeconomic trends and reforms to banking and non-banking rules, including those in response to the COVID-19 pandemic.

●	Restrictions imposed by regulations, particularly with regards to capital adequacy, liquidity, credit risk provisioning, consumer protection, bankruptcy and taxation may constrain our operations and thereby adversely affect our financial condition and results of operations.

●	The Chilean market for financial services is highly competitive. We compete with Chilean and foreign banks, and with other providers of financial services that are not part of the banking industry. Accordingly, competition within this market is increasing as banks and other non-banking competitors are continuously incorporating new and tailored products and services, while striving to improve service quality and to accelerate digital transformation. These dynamics may adversely impact our results of operations as they may translate into higher interest rates paid on deposits and lower interest rates earned on loans, resulting in decreased net interest margins.

●	Our results of operations depend greatly on our net interest income. As a result, our results of our operations are affected by interest rate volatility and inflation. Changes in nominal interest rates and inflation could affect the interest rates earned on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities, resulting in net income reduction. Inflation and interest rates are sensitive to several factors beyond our control, including the Central Bank’s monetary policy, deregulation of the Chilean financial sector, local and international economic developments and political conditions, among other factors.

●	The preparation of our financial statements requires management to make judgments and estimates that affect the amounts of assets, liabilities, income and expenses reported in our financial statements. Estimates and assumptions are based on historical experience, expert judgment and other factors, including expectations of future developments under certain alternative scenarios. Although assumptions and estimates are evaluated and revised on a continuous basis, we cannot rule out that projected scenarios could dramatically change in the short term, causing a severe impact on fundamentals and estimates, which could have a material impact on our results of operations and financial position.

●	Operational problems, fraud, errors, criminal events or terrorism or other events relating to force majeure may have a material adverse impact on our business, financial condition and results of operations.

●	Despite our policies and procedures to detect or prevent money laundering and other financial crime activities, we may not be able to fully detect them or on a timely basis.

●	Cybersecurity events or interruptions could negatively affect our reputation or results of operations and may result in litigation.

●	Our current credit ratings determine the cost and the terms upon which we are able to obtain funding in the ordinary course of business. Rating agencies regularly evaluate us by considering diverse factors, including our financial strength, the business environment and the economic backdrop in which we operate. Thus, any downgrade in Chile’s or our credit rating could increase our cost of funding, affecting our interest margins, results of operations and profitability.

Risks Relating to our American Depositary Shares (“ADSs”)

●	Our principal shareholders are in a position to elect a majority of the members of our board of directors and control all matters decided by a shareholder vote, including the approval of fundamental corporate transactions. Therefore, they may have interests that differ from those of our other shareholders and their significant share ownership may have an adverse effect on the future market price of our ADSs and shares.

●	There may be a lack of liquidity and a limited market for our shares and ADSs, which could increase the volatility of the price of our ADSs.

●	ADS holders may exercise voting rights associated with common stock only in accordance with the deposit agreement governing our ADSs. Accordingly, ADS holders will face practical limitations when exercising their voting rights because ADS holders must first receive a notice of a shareholders’ meeting from the Depositary and may then exercise their voting rights by instructing the Depositary, on a timely basis, on how they wish to vote. In addition, although Chilean law requires that we grant preemptive rights to all of our shareholders (including holders of ADSs) whenever we issue new shares, such an offering may not be possible unless a registration statement under the Securities Act is effective with respect to such rights and shares, or an exemption from the registration requirements thereunder were available. As a result, ADS holders may be unable to exercise voting rights at shareholders’ meetings and preemptive rights.

●	COVID-19 or any other pandemic disease and health events will affect both the global and the Chilean economy, our business or results of operations and could affect our financial condition.

Risks Relating to Chile

●	Our core business and transactions are with customers doing business in Chile. Accordingly, our ability to grow our business volumes and results of operations, as well as enhance our financial condition, in general, depends on the dynamics of the Chilean economy or the effects of economic developments in other countries affecting chile, and specific macroeconomic variables such as inflation, unemployment, interest rates, consumption and private investment. If the Chilean economy stagnates or falls into recession, such an occurrence could have an adverse effect on our business growth and the business growth of the Chilean banking industry in general.

●	Currency fluctuations could adversely affect our results of operations, the value of our ADSs and any distributions on the ADSs.

●	Chile has corporate disclosure standards different from those you may be familiar with in the United States.

●	Chilean law may provide shareholders with fewer and less well-defined rights.

●	Our operations are highly dependent on the Chilean political and social environment, as most of our customers and borrowers do business in Chile. Thus, our results of operations, including asset quality and profitability, could be negatively impacted by unfavorable political and diplomatic developments, social instability or unrest, as well as dramatic changes in public policies, including expropriation, nationalization, international ownership legislation, interest rate caps and tax policy.

●	We are a party to collective bargaining agreements with various labor unions to which most of our employees belong. Disputes regarding the terms of these agreements, our potential inability to negotiate acceptable contracts with these unions, could result in strikes, work stoppages, or other slowdowns by the affected workers, among other things. In addition, recent and pending changes to Chilean labor and pension laws may increase costs. Therefore, reforms to labor and pension laws as well as labor strikes or slowdowns could adversely affect our results of operations.

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

Unless otherwise indicated, the financial information included in this annual report with respect to 2019, 2020 and 2021 has been derived from financial statements that have been prepared in accordance with IFRS. See Note 2(a) to our audited consolidated financial statements as of and for the year ended December 31, 2021 appearing elsewhere in this annual report. IFRS differs in certain significant respects from Chilean Generally Accepted Accounting Principles (the “Chilean GAAP”) as issued by the Superintendencia de Bancos e Instituciones Financieras de Chile (the “Superintendency of Banks and Financial Institutions” or “SBIF”). As a result, our financial information presented under IFRS is not directly comparable to any of our financial information presented under Chilean GAAP. Accordingly, readers should avoid such comparison.

In this annual report, references to “$,” “U.S.$,” “U.S. dollars” and “dollars” are to United States dollars, references to “pesos” or “Ch$” are to Chilean pesos (see Note 2(f)) to our audited consolidated financial statements as of and for the year ended December 31, 2021 appearing elsewhere in this annual report), and references to “UF” are to “Unidades de Fomento.” The UF is an inflation indexed Chilean monetary unit of account with a value in Chilean pesos that is linked to and adjusted daily to reflect changes in the Consumer Price Index (“CPI”) of the Instituto Nacional de Estadísticas (the “Chilean National Statistics Institute”). As of December 31, 2021 and March 31, 2022, one UF equaled Ch$30,991.74 and Ch$31,727.74, respectively.

This annual report contains translations of certain Chilean peso amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the Chilean peso amounts actually represent such U.S. dollar amounts, were converted from U.S. dollars at the rate indicated in our audited consolidated financial statements as of and for the year ended December 31, 2021 or could be converted into U.S. dollars at the rate indicated. Banco de Chile utilizes the exchange rate of accounting representation, or spot exchange rate, for such matters. Thus, unless otherwise indicated, the U.S. dollar amounts have been translated from Chilean pesos based on the exchange rate of accounting representation as of December 30, 2021 as determined by our Treasury on a daily basis, based on the average of the daily closing bid and offer rates reported by Bloomberg for the Santiago Stock Exchange. As of December 30, 2021 (the latest practicable date, as December 31, 2021 was a banking holiday in Chile) and March 31, 2022, the exchange rates of accounting representation were Ch$852.63 = U.S. $1.00 and Ch$784.30 = U.S.$1.00, respectively. As of the same dates, the observed exchange rates, as published by Banco Central de Chile (the “Central Bank”), were Ch$850.25 = U.S.$1.00 and Ch$787.16 = U.S.$1.00, respectively.

The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

Unless otherwise specified, all references in this annual report to total loans are to loans to customers before deducting allowances for loan losses, and they do not include loans to banks or contingent loans. In addition, all market share data and financial indicators for the Chilean banking system as compared to Banco de Chile’s financial information presented in this annual report are based on information published periodically by the Financial Market Commission (“CMF”) which is published under Chilean GAAP and prepared on a consolidated basis, unless otherwise indicated. For more information see “Item 4. Information on the Company—Business Overview—Competition.”

In this annual report, “past-due loans” are any loans for which the counterparty has failed to make a payment when contractually due, including installments that are overdue, plus the remaining balance of principal and interest on such loans. In order to distinguish between different overdue time periods, the corresponding time period is included after the term “Past-due Loans” (for example, “Past-due Loans—90 days or more”). For more information, please see “Item 4. Information on the Company—Selected Statistical Information—Analysis of Substandard and Past-Due Loans”

v

According to Chilean regulations, as of the filing date and for the purposes of this annual report, regulatory capital (“Total Capital” or “Regulatory Capital”) consists of:

●	CET1 Capital (“CET1”), which is composed of: (i) paid-in capital related to common shares, (ii) stock surplus (share premium) resulting from the issuance of instruments included in CET1, (iii) reserves, whether they come from net income, depreciation or expiration of perpetual bonds or not, (iv) accumulated other comprehensive income related to financial instruments measured at fair-value, (v) retained earnings or losses, net of provisions for minimum dividends, appreciation of perpetual bonds or interests/dividends paid on financial instruments issued for capital adequacy purposes and (vi) minority interest. The CET1, however, is subject to a set of adjustments that include: (i) minority interest, (ii) goodwill and intangible assets, (iii) deferred tax assets (not related to temporary differences), (iv) accumulated other comprehensive income related to cash flow hedge accounting derivatives, (v) insufficiency of credit risk allowances when using internal methodologies for risk weighted assets, (vi) earnings from the sale of securitized assets, (vii) accumulated gains or losses from changes in own issuer risk related to financial liabilities measured at fair value (such as debit value adjustment for derivatives), (viii) assets related to pension plans for staff, (ix) investments in own assets, (x) significant and not significant investments and (xi) threshold adjustments in line with Basel III. CET1, for compliance with minimum levels, must equal to at least 4.5% of risk-weighted assets;

●	Additional Tier 1 Capital (“AT1”), which is comprised of perpetual bonds and preferred stocks that, for compliance with minimum levels, must be equal to at least 1.5% of risk-weighted assets, once the CET1 minimum requirements have been fulfilled. Instruments issued by banks’ subsidiaries do not get counted for these purposes; and

●	Tier 2 Capital (“Tier 2”), which is composed of (i) subordinated bonds of up to 50% of CET1, excluding subordinated bonds issued by banks’ subsidiaries and (ii) voluntary provisions of up to 1.25% of credit risk-weighted assets if computed by standardized method or 0.625% if computed by internal method. Tier 2 capital may be computed, for compliance with minimum levels, with up to 2.0% of risk-weighted assets, once Tier 1 Capital minimum requirements have been fulfilled.

These definitions for Total Capital or Regulatory Capital are in place since December 1, 2021. For more information, see “Item 3. Key Information—Risk Factors—Risks Relating to our Operations and the Chilean Banking Industry—Restrictions imposed by regulations may constrain our operations and thereby adversely affect our financial condition and results” and “Item 4. Information on the Company—Regulation and Supervision—Modifications to the General Banking Act.”

Certain figures included in this annual report and in our audited consolidated financial statements as of and for the year ended December 31, 2021 have been rounded for ease of presentation. Percentage figures included in this annual report have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this annual report may vary slightly from those obtained by performing the same calculations using the figures in our audited consolidated financial statements as of and for the year ended December 31, 2021. Certain other amounts that appear in this annual report may similarly not sum due to rounding.

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

Part I

Item 1 Identity of Directors, Senior Management and Advisers

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

We are also subject to market risks that are presented both in this subsection and in Note 43 to our audited consolidated financial statements as of and for the year ended December 31, 2021 appearing elsewhere in this annual report.

Risks Relating to our Operations and the Chilean Banking Industry

The growth of our loan portfolio in riskier segments may expose us to increased loan losses.

During the last five years, our total loan portfolio has grown at a compounded average growth rate (“CAGR”) of 6.2% per year. This expansion has been primarily fostered by growth in both residential mortgage (8.4% per year on average) and commercial loans (6.3% per year on average) and, to a lesser extent, by a moderate growth in consumer loans (1.3% per year on average), which has been impacted by diverse economic factors. The growth in our loan book has been aligned with our mid-term strategic goals, which aim to diversify our business model by optimizing our risk-return relationship in order to maintain profitable growth. In 2020, however, as a result of the prevailing macroeconomic conditions due to the spread of COVID-19, loan growth was severely affected by lower demand for loans, higher unemployment and significant uncertainties regarding the economic outlook in Chile, resulting in a significant decrease in consumer loans granted to individuals and constrained growth in commercial loans for companies. For the year ended December 31, 2021, our loan portfolio was Ch$34,265,873 million, which represented a 10.8% annual increase as compared to the Ch$30,937,690 million we recorded as of December 31, 2020. Our allowances for loans losses decreased 19.7% on an annual basis from Ch$836,107 million in 2020 to Ch$673,496 million in 2021, mainly as a result of a significant decrease in expected credit losses associated with the recovery in economic activity in 2021 after the significant impact of the COVID-19 on the risk profiles of individuals, SMEs, middle market companies and, to a lesser extent, corporations in 2020, given mobility restrictions imposed by the health authority. For individuals, there was a significant improvement in credit quality during 2021 as a consequence of non-recurrent factors that increased disposable income and benefited the payment capacity of individual borrowers. These factors included: (i) direct money transfers made by the government to mitigate the economic effects of the pandemic on unemployment, measures that remained in 2021 in spite of the gradual lifting of mobility restrictions, (ii) the effect of three consecutive pension fund withdrawals and one withdrawal from life annuities (rentas vitalicias) as permitted by the Chilean congress at the end of 2020 and throughout 2021, which, in the aggregate, injected approximately U.S.$48,500 million to the local economy, and (iii) the improvement in unemployment figures as mobility restrictions began to be lifted. These trends also led us to update some of our provisioning models for both group-based and individually-evaluated customers, which coupled with an enhanced economic view going forward, translated into lower probabilities of default and lower credit risk allowances. As a result, our risk-index ratio (allowances for loan losses to total loans) decreased from 2.70% in 2020 to 1.97% in 2021.

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

Double-digit loan growth during the decade ending in 2013, particularly fostered by increased banking penetration of: (i) lower and middle income segments and (ii) small and medium-sized companies resulted in a marked expansion in consumer, mortgage and commercial loans in the Chilean banking industry. However, the deceleration of the local economy from 2013 to 2017 and the introduction of diverse reforms on general matters, including both banking and non-banking rules, have threatened both the industry’s pace of growth and banking penetration rate, leading to a slowdown in investment spending (capital expenditures) and deteriorated consumer confidence and business sentiment, as evidenced by the indices (Indice de Percepción Económica de los Consumidores (“IPEC”) and Indice Mensual de Confianza Empresarial (“IMCE”)) used by the Central Bank. This trend seemed to shift by the end of 2018, reflected by an economic recovery produced by a rebound in investment spending and GDP growth of 4.0%. This supported a stronger demand for commercial loans and an 11.9% annual growth of total loan balances managed by the Chilean banking industry as a whole (excluding operations of subsidiaries abroad). In 2019, however, GDP recorded a moderate annual expansion of 0.8%, highly influenced by the effect of the social unrest in Chile on October 18, 2019. Despite this subdued performance, the loan portfolio managed by the banking industry increased by 10.0% in nominal terms in 2019, mainly explained by a decoupled behavior of mortgage loans, evidenced by sustained growth of 11.2% over the course of the year. In 2020, the COVID-19 pandemic resulted in a GDP contraction of 6.0% for the Chilean economy and a surge in unemployment rate from 7.3% in December 2019 to 10.3% in December 2020, fostered by long-lasting lockdowns and other measures taken by the government in order to reduce mobility and social interaction across the country, which reduced or halted operations in many economic sectors for months. In this environment, the loan portfolio of the local banking industry grew only 2.4% in nominal terms (excluding operations of subsidiaries abroad), prompted by both residential mortgage loans, which continued to be decoupled from economic dynamics due to unprecedented low interest rates, and the governmental support program of guaranteed loans for SMEs and middle market companies, that increased loans balances. Consumer loans, instead, were substantially affected by the deteriorated macroeconomic scenario, through lower disposable income and the deteriorated payment capacity of borrowers.

In 2021, aligned with the recovery displayed by the local economy, as reflected by GDP growth of 11.7%, the loan portfolio managed by the banking industry also showed some signs of recovery by growing 10.1% in nominal terms. The overall economic activity was highly influenced by both higher inflation and higher than normal levels of household spending, promoted by above average liquidity among individuals. This had a second-round effect on loans to customers, as evidenced by a 6.7% increase in consumer loans, growth that was almost entirely explained by inflation. Although consumer loans began to accelerate by the second half of 2021, non-recurrent liquidity levels continued to significantly increase individuals’ disposable income. Loan growth was thus primarily steered by annual expansions of 13.5% in residential mortgage loans and 9.0% in commercial loans. Whereas growth in residential mortgage loans was explained by inflation and the decoupling of the real estate market from the economic dynamics as mentioned above, the increase in commercial loans was mainly influenced by the effect of the government support program for SMEs launched in February 2021, through which the government backed borrowers’ obligations with the banks in order to facilitate lending by covering credit risk.

Despite the recovery posted by the loan banking industry in 2021, many factors could adversely affect the growth rate of the industry and, therefore, the expansion of our loan portfolio in the future including, but not limited to: (i) a slowdown or negative GDP growth, (ii) changes in household or investment spending, (iii) changes in banking customers’ behavior, (iv) changes in banking regulation, (v) deterioration of consumer confidence and business sentiment, (vi) reforms to be introduced by the recently appointed administration or the ongoing constitutional convention entirely comprised of citizens (the “Constitutional Convention”), which may negatively impact the economic and business environment, and (vii) any effect related to social trends, social unrest, pandemics or any event affecting the growth potential of the Chilean economy. Similarly, this could affect our credit quality indicators causing us to establish higher allowances for loan losses. For more information, see “Item 4. Information on the Company—Regulation and Supervision” and “Item 4. Information on the Company—Selected Statistical Information.”

Restrictions imposed by regulations may constrain our operations and thereby adversely affect our financial condition and results of operations.

The CMF is the entity that oversees and regulates the Chilean financial market, which is comprised of publicly traded companies, insurance companies, insurance brokers, mutual funds and investment funds as well as the Chilean banking industry as a whole and some non-bank lenders. In addition to being subject to regulation by the CMF, in certain matters, we are also subject to regulations issued by the Central Bank. See “Item 4. Information on the Company—Regulation and Supervision.”

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

In 2018, the Chilean Congress passed modifications to the General Banking Act in diverse topics, including the adoption of Basel III guidelines for the Chilean banking industry. These modifications were enacted in Law No. 21,130 on December 27, 2018 and subsequently published on January 12, 2019. This law addresses four main topics aimed at modernizing the Chilean banking framework by: (i) adopting the Basel III guidelines, considering a phased-in transition from Basel I to be completed four years after the new specific banking framework was issued by the regulator (the implementation date was postponed from December 2020 to December 2021 in light of the impact that the COVID-19 outbreak had on the economy), (ii) introducing changes to the local regulator’s corporate governance, such that powers formerly vested in the SBIF (the former banking supervisor) were transferred to the CMF in June 2019, (iii) reforming the resolution regime for Chilean banks in the case of insolvency, and (iv) introducing changes in relation to confidential information of banks’ customers, among others topics. For more information, see “Item 4. Information on the Company—Regulation and Supervision— Modifications to the General Banking Act.”

In May 2019, the CMF began the publication for comment in respect of their rule-making on a diverse and wide array of topics associated with Basel III. By December 2020, 11 out of 12 final rules had been issued by the CMF while the pending one related to limits to large or single exposures (Article N°84 of the General Banking Act) was issued on November 3, 2021 after a period for comment. The methodology to activate or deactivate the countercyclical buffer, that should be defined by the Central Bank and monitored by the CMF, is still pending issuance.

Regarding capital requirements, since December 1, 2021 new regulatory thresholds have been imposed on local banks, based on the specific regulations issued by the CMF, as follows:

➢	CET1 ≥ 4.5% of risk-weighted assets (CET1 ratio);

➢	CET1 ≥ 3.0% of total risk assets (Leverage ratio);

➢	Tier 1 = CET1 + AT1 ≥ 6.0% of risk-weighted assets (Tier 1 ratio);

➢	Tier 1 + Tier 2 ≥ 8.0% of risk-weighted assets (Total Capital ratio);

➢	Conservation Buffer = 2.5% of risk-weighted assets;

➢	Countercyclical Buffer of up to 2.5% of risk-weighted assets, if any;

➢	Systemically-Important Banks (“D-SIB”) Buffer in the range of 1.0% to 3.5% of risk-weighted assets, if any; and

➢	Pillar 2 Buffer of up to 4.0% of risk-weighted assets, if any.

For more detailed information on each specific regulation currently in effect and capital thresholds, see “Item 4. Information on the Company—Regulation and Supervision—Modifications to the General Banking Act.”

Our capital adequacy ratios under the previous and new regulatory frameworks, as of December 2021, are as follows:

Capital Ratio	Basel I	Basel III
Leverage Ratio	7.64%	7.96%
CET1 Ratio	12.32	12.97
Tier 1 Ratio	13.32	13.97
Total Capital Ratio	16.43%	17.30%

On March 31, 2021 the CMF announced that based on the information provided by local banks for the year ended December 31, 2020, there are six domestic systemically important banks, including us, which will be subject to systemic buffers, which will be determined by means of the methodology defined by the CMF. On March 30, 2022 the CMF announced the systemic buffers for the six banks previously determined to be systemically important banks. Based on the methodology established by the CMF for this purpose, the Chilean regulator has imposed a systemic buffer equivalent to 1.25% on us, which will be gradually introduced over a four year period starting December 1, 2022, and continuing at an annual and cumulative rate of 25% every year, completing the 1.25% (if maintained unchanged) on December 1, 2025. Likewise, the prior requirement associated with Article 35 bis of the General Banking Act will continue to decrease at a 25% rate (a process that began on December 1, 2021) reaching 0% on December 1, 2024. During the phase-in process, we must comply with the applicable Basel III systemic buffer and the remaining Article 35 bis buffer until extinguished. Although with the new systemic buffer we continue to be in full compliance with minimum requirements, we cannot be certain about any other potential capital buffers the regulator could impose to us and, therefore, we cannot assure you that our profitability will not be impacted by actions we may take in order to fulfill new regulatory thresholds. For more information, see “Item 4. Information on the Company—Regulation and Supervision—Modifications to the General Banking Act.”

Moreover, since 2016, banks have been required to report and monitor liquidity ratios, such as Liquidity Coverage Ratio (“LCR”) and Net Stable Funding Ratio (“NSFR”), for information purposes only. On May 4, 2018 the Central Bank published for comment an amendment to Chapter III.B.2.1 of Compendio de Normas Financieras (the Compendium of Financial Norms), focused on proposing a minimum requirement for the LCR, considering a phase-in period of five years, starting at 60% in 2019 and reaching the final limit of 100% in 2023 (with annual increments of 10% between 2019 and 2023). More recently, on November 11, 2021 the Chilean Central Bank published a modification to liquidity requirements established in Chapter III.B.2.1 of the Compendium of Financial Norms for public comment, including: (i) the anticipation of the 100% requirement for LCR starting January 1, 2022 instead of January 1, 2023 as originally scheduled, (ii) the establishment of a regulatory limit for the NSFR ratio equivalent to 100%, starting January 1, 2022 at 60% and increasing 10% each year until reaching 100% on January 1, 2026, (iii) changes to the liquidity reporting requirements through the incorporation of NSFR, (iv) changes in the treatment of financial instruments pledged as technical reserves (arising from demand deposits levels) in order to be computed as high quality liquid assets when determining LCR, (v) the softening of requisites for using behavioral models for C46 index, (vi) the removal of regulatory limits for C46 index in local currency, (vii) the introduction of contingency measures for breaches of regulatory limits for both the C46 index in foreign currency and the NSFR ratio, and (viii) the softening of measures for regulatory limits in case of local contingencies. In addition, as part of the same proposal, the Central Bank established that banks will be required to carry out an annual Internal Liquidity Adequacy Assessment Process (“ILAAP”), which will go into effect in April 2023, although the possibility of imposing additional High Quality Liquid Assets (“HQLA”) requirements based on the information disclosed in the ILAAP will be in effect only in April 2025. On March 8, 2022, the Chilean Central Bank published the final ruling associated with the changes proposed for Chapter III.B.2.1 of the Compendium of Financial Norms, which adopted, among others, the following relevant changes: (i) the removal of regulatory limit for 30-day and 90-day cash flows mismatches in local currency as measured by C46 index while maintaining the limit for 30-day cash flows mismatches in foreign currency as measured by the C46 index, (ii) the anticipation of the increase of the LCR limit to 90% for the period between January and June 2022 and to 100% from June 2022 onwards, (iii) the incorporation of a regulatory limit for NSFR starting in 60% in June 2022 and increasing 10% in January 2023 to 70% and subsequently 10% per year until reaching 100% in January 2026, (iv) the introduction of specifications on the treatment of securities pledged as technical reserves in order to take them into account as high quality liquid assets and (v) confirmation on the submission of the ILAAP starting April 2023. Even though we do not expect the enactment or entry into force of these requirements to have any material impact on our financial position, results of operations or profitability, we cannot assure that based on the ILAAP results we will not be subject to new liquidity requirements, which could have a material adverse effect on us. As of December 31, 2021 our LCR and NSFR were 228.3% and 113.2%, respectively and we were in fully compliance with the prevailing regulatory requirements. Based on the modifications introduced by the new regulation, although we expect our LCR ratio to decrease from current levels, we will stay in full compliance with all liquidity requirements. We cannot, however, assure you that we will remain in compliance with them if the regulator introduces new standards or requires us to maintain greater amounts of HQLA. This could also lead to acquire lower-margin financial instruments, which could have an adverse effect on results of operations.

As for credit risk matters, on July 6, 2018 the former SBIF published the final amendments to the provisioning rules for commercial loans evaluated on a group basis, which established standardized models for leasing loans, student loans and other commercial loans (not included in the former categories). In addition, the new set of rules also addressed other topics related to loan provisioning. The new provisioning criteria went into effect in July 2019 and had no material impact on our results of operations under both Chilean GAAP and IFRS. On April 27, 2021, to further align Chapter B-1 of the Compendium of Accounting Standards for Banks to the Basel III framework, the CMF published for comment some modifications to the Chapter B-1, such as those associated with loan provisioning guidelines for a more precise treatment for certain sub-segments of the group-based evaluated portfolio. The final rules were published on August 19, 2021 with no major changes in relation to the formerly proposed modifications. We do not foresee a material impact related to these modifications neither under Chilean GAAP nor IFRS. Nevertheless, we cannot be certain that future changes in the provisioning rules for other types of loans or related definitions will not affect our results under IFRS or Chilean GAAP, as applicable.

Additionally, the Chilean Government has focused on matters related to consumer protection in recent years. During the last decade, several legal and administrative regulations have been enacted and amended to strengthen consumer protection and the relationship between financial institutions and their customers. In May 2020, the Chilean Congress passed a law that modifies the current framework regarding liabilities for payment service providers (such as banks) in cases of fraudulent transactions in credit and debit cards, and in electronic funds transfers. Among other matters, these regulations require that charges or transfers that are objected to by the customer, must be returned by the payment service provider when the transaction does not exceed UF 35 (equivalent to Ch$1.1 million as of December 31, 2021), and if the value is higher, the payment service provider must return such amount (UF 35), enabling the financial entity to retain the excess to the extent it judicially proves wrongdoing from the customer. As expected, this new legislation has resulted in an increase in our liabilities towards customers due to digital fraud during 2020 and 2021 as compared to previous years, since we are now required by law to assume certain losses suffered by our customers before proving the fraud. Although we have implemented an array of measures and campaigns with our customers and have been able to adequately mitigate the impact of this legislation, we cannot assure you that we will not continue to see an increase in our liabilities as a result of this new legislation. For further information on the obligations and liabilities imposed by, and characteristics of, this new legislation, see “Item 4. Information on the Company—Regulation and Supervision—Consumer-Oriented Regulation” and “Item 5. Operating and Financial Review and Prospects—Results of Operations for the Years Ended December 31, 2019, 2020 and 2021—Operating Expenses”.

On April 20, 2021, new legislation that modifies consumer protection laws, prohibiting and limiting certain extrajudicial, or out-of-court, debt collection activities towards individuals and SMEs was enacted. Regarding banks, among other matters, this new law: (i) limits the number and type of out-of-court collection measures, (ii) requires keeping detailed records of such actions up to two years after they have been initiated, and (iii) prohibits the continuing of out-of-court collection actions once a collection has been initiated in court. In the year since this law was enacted, we have not seen any significant impacts on our results of operations that could be attributable to such regulation. We cannot, however, rule out that in the future this legislation could reduce our ability to recover delinquencies in our individuals’ and SMEs’ portfolios and could have an impact on our collection costs. This could also signify that we may have to modify strategies in our collection processes to ensure rigorous compliance with the applicable regulation and our internal policies. Consequently, we cannot rule out that this could have an adverse effect on Banco de Chile and the financial industry.

In 2021, a bill addressing a broad range of financial regulation and services was approved by the Chilean Congress and enacted by the Chilean Government. With respect to loan products, this law sets new rules on the application of interests and fees. The main modifications introduced by this new law are: (i) it states that no interests may be charged on the portion of credits that is already paid; (ii) it forbids charging simultaneously and jointly default interests with other kinds of interest over the same amount; and (iii) it establishes that, during the 12 months following the publication of this law, the CMF will dictate specific regulation addressing the extent by which fees or and/or commissions may be charged on credit transactions. These ancillary regulations, which are still pending to be issued by the CMF, could limit our ability to charge and earn fees or commissions on certain credits and loan products. Therefore, as of the date of this annual report, we cannot yet determine or rule out whether this new law will negatively affect our results of operations in the future.

In December 2021, Law 21,398 was enacted. Among other measures to enhance consumer protection, this law introduced rules such as: (i) requiring a competent court to construe certain provisions in favor of the consumer in court procedures, (ii) imposing new obligations applicable to financial service providers in connection with certain products, and (iii) introducing new minimum requirements for pre-payments in credit transactions, among other measures. These new measures may increase our due diligence, operating and legal costs, affect the growth of our customer base and increase the costs associated with the management of our consumer loan portfolio. However, given that this law was recently introduced and that further ancillary regulation is pending to be implemented, as of the date of this annual report, we cannot yet ascertain its impact, if any, on our results of operations in the future.

In addition, there are several bills being discussed in the Chilean Congress, which would modify matters related to loans and credit products, such as interest rate ceilings, prepayment fees and the possibility of capitalizing interests, most of which were introduced by members of the Chilean Congress during the October 2019 aftermath and the COVID-19 pandemic and include an array of amendments from different political constituencies. Some of them also aim to ease the financial burden of certain banking borrowers, such as SMEs and individuals. For example, one of these bills proposes to suspend six credit-related installments for consumer and mortgage loans by postponing these payments to the end of the liability, bearing no additional interests. Other bills introduced during 2021, if enacted, may increase the costs of our consumer loan and mortgage products by setting higher mandatory protections for customers. Another bill introduces additional requirements to judicially exercise rights attained to mortgage loan collaterals; while others may limit our capacity to gather detailed information throughout our risk evaluation process by, for instance, setting higher privacy standards. Moreover, yet another bill related to insolvency law, would limit a bank’s ability to deny providing certain banking products to personal banking customers (individuals) on the grounds that they have been debtors in an insolvency procedure in the past. If enacted, such law may limit the effectiveness of our credit evaluation process and the due diligence we perform over potential customers, as well as our asset quality, and require us to increase provisions for expected credit losses.

Since most of these bills are currently in the early or middle stages in the Chilean Congress, there is no certainty whether any or all of them will be further discussed or not, and as to when or how these bills could change the current regulatory framework if approved. Therefore, we cannot determine or assure you whether they will materially affect our business and, in turn, our financial condition and results of operations in the future.

From the taxation perspective, on August 23, 2018 the Chilean Government sent a bill to the Chilean Congress, which was intended to modernize the Chilean tax system. The Congress, in conjunction with the Government, introduced certain modifications to the original bill, which was passed by the Congress in January 2020 and enacted on February 24, 2020 (Law No. 21,210). Further measures were introduced as part of emergency plans to reactivate the economy following the COVID-19 pandemic. By the end of 2021, the Government submitted two bills to the Congress. The first one establishes a minimum pension for lower income pensioners while the other one proposes to reduce or eliminate tax exemptions in order to finance the former. The latter bill, which was enacted in February 2022 as Law No. 21,420, reduces or eliminates diverse tax exemptions including the following measures: (i) the extension of VAT to any service that was not formerly exempt for services provided after January 1, 2023, (ii) the establishment of the same treatment for financial and tax purposes for financial leasing agreements entered into on or after January 1, 2023, (iii) a 10% tax on capital gains produced by the sale of actively traded stocks (under definitions established by the Chilean Internal Revenue Service (“Chilean IRS”)) for sales performed on or after September 1, 2022, which will not apply to local or foreign institutional investors, (iv) an inheritance tax on profits from life insurance contracts agreed on or after February 4, 2022, (v) an increase in the wealth tax on real estate from 0.275% to 0.425% starting January 1, 2023, (vi) the elimination of the special VAT credit for construction companies targeting middle income homes starting January 1, 2025, (vii) the establishment of a 2.0% annual tax on luxury goods such as airplanes, helicopters, yachts and luxury vehicles, (viii) the reduction of tax benefits on middle income housing, namely, DFL No. 2 of 1959, by limiting the benefit to individuals only and for a maximum of two homes, regardless of the purchase date, starting January 1, 2023, (ix) the elimination of the tax credit on the purchase of fixed assets for large companies and (x) the increase of mining patents’ value.

The changes in the VAT applicable to services and the increase in the rate of wealth tax on real estate, will result in higher operating expenses for the Bank. Likewise, changes in tax benefits associated with the real estate and construction industries may lead to deceleration in demand for loans from individuals and companies for such purposes. In regards to the 10% tax applied to capital gains produced by the sale of actively traded stocks, this could negatively impact us in the future by means of: (i) a decrease in fee income from stock trading carried out by our securities brokerage or mutual funds subsidiaries, (ii) lower traded volume of our shares in Chile, (iii) taxes to be paid on our income by sales of own equity portfolio managed by our securities brokerage subsidiary, and (iv) higher taxes to be paid by investors who hold shares issued by us, among other factors. Additionally, these changes could also affect the financial leasing business in which we also participate. Nonetheless, as of the date of this annual report and based on information currently available to us, we do not foresee a material impact on our results of operations resulting from these initiatives.

Likewise, the recently appointed government administration for the four-year period ending March 11, 2026 has announced that it will send to the Congress one or more bills to: (i) remove or reduce the tax exemptions included in the current Chilean tax legislation, such as exemptions for capital gains on financial position, taxes on fuel for some economic sectors or VAT on some products or services, (ii) impose a wealth tax on taxpayers in the highest income bracket, (iii) levy the mining industry with additional royalty taxes and (iv) modify the tax regime from a semi-integrated system to totally non-integrated system, among other matters. However, we cannot yet determine whether any of these pieces of legislation, if passed, will have a material impact on our business, results of operations or financial condition in the future. Similarly, we cannot assure you these proposals if passed will not have a material impact on the taxes paid by our shareholders.

In August 2021, Law No. 21,365 was enacted, regulating interchange fees in the payment card market in Chile. An autonomous and technical committee was created to determine, on a periodic basis, the fees or rates to be charged by payment card issuers such as banks (“Interchange Rates”) to the operating companies (acquirers). The technical committee is comprised of four members, each appointed by the following institutions: The Central Bank; the CMF; the Office of National Economic Prosecution (Fiscalía Nacional Económica); and the Ministry of Finance. This committee has six months to announce the first transitory limits and, afterwards, Interchange Rates will be reset every three years. On February 5, 2022, the committee announced the new limits for interchange fees with a maximum fee of 0.6% for debit cards, 1.48% for credit cards and 1.04% for prepaid cards. Although we believe the transitory limits published in February 2022 will not have a material impact on our results of operations, given the uncertainty regarding the limits on interchange rates that could be determined by this technical committee in the future, we cannot yet be sure as to whether this new regulation will or will not have a negative impact on the banking industry and on our results of operations in the long term.

Furthermore, during the last years, diverse guidelines and regulations have been issued recommending or requiring companies to adopt policies and procedures with the purpose of enhancing the approach to environmental, governance and social (ESG) matters. Some of these regulations are still in the process of being implemented by Chilean companies. Although we believe that we have already deployed appropriate strategies, policies and procedures to address these matters, we cannot rule out that the adoption of new guidelines and regulations could limit our lending business, restrict our ability to recruit new customers, increase compliance requirements or result in higher operating or funding costs, among other effects that we cannot predict, given the still-developing and evolving regulatory environment.

Changes in regulations may also cause us to face increased compliance costs and limitations on our ability to pursue certain business opportunities and provide certain products and services. As some banking laws and regulations have been recently adopted, the way they are applied to the operations of financial institutions is still evolving. We cannot generally assure that laws or regulations will be adopted, enforced or interpreted in a manner that will not have a material adverse effect on our business and results of operations.

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

According to the Chilean banking regulation, demand deposits and time deposits are subject to reserve requirements of 9.0% and 3.6% (with terms of less than one year), respectively. However, the Central Bank is entitled to require banks to maintain reserves of up to 40.0% for demand deposits and up to 20.0% for time deposits, to the extent needed for monetary policy purposes. In addition, if the aggregate balance of demand deposits and other demand accounts (e.g., deposits in current accounts, other demand deposits or obligations payable on demand and incurred in the ordinary course of business, saving deposits that allow unconditional withdrawals that bear a stated maturity, and other deposits payable immediately unconditionally) held by a bank exceeds 2.5 times its Total Capital or Regulatory Capital (including CET1, additional Tier 1 capital and Tier 2 capital) the bank is required to set aside a technical reserve equivalent to the full amount of that excess. In addition, the Basel III framework recently implemented in Chile, through the General Banking Act, establishes that banks denominated as D-SIB could be subject to stricter technical reserve requirements by which the threshold of 2.5 times the Total Capital or Regulatory Capital could be reduced to 1.5 times. Conditions to set this additional requirement are part of the powers of the CMF, although the decision to impose such additional requirement must be agreed with the Central Bank. On March 31, 2021, the CMF announced that six local banks (including us) were designated as systemically important banks. On March 30, 2022 the CMF announced the systemic buffers for these six banks. The systemic buffer imposed on us is equivalent to 1.25%, as determined based on the prevailing methodology for this purpose. However, as of the date of this annual report, we have not received notice of the other requirements such as stricter technical reserve thresholds, which may be imposed on us due to our classification as a D-SIB. We cannot assure you that we will not be subject to such requirement in the future, which in turn could impact our capacity to afford balance sheet growth or lead us to raise funding from alternative sources, which could have a material adverse effect on our net interest margin. For more information on the implementation of the systemic buffer, see “Item 3. Key Information—Risk Factors—Restrictions imposed by regulations may constrain our operations and thereby adversely affect our financial condition and results of operations”.

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

The Chilean market for financial services is highly competitive. We compete with Chilean and foreign banks, with Banco del Estado de Chile, which is state-owned, and with other providers of financial services that are not part of the banking industry. In addition, the retail segment (which encompasses individuals and small and medium-sized companies) has become the target market of several banks, since banking penetration is still in progress in Chile, particularly in this segment. Accordingly, competition within this market is increasing as banks are continuously incorporating new and tailored products and services, while striving to improve service quality and to accelerate digital transformation. Further, following the new rules issued in the last years by the Chilean regulator, the processing and merchant acquiring services for payment cards (particularly related to new acquirers) may now be accomplished through a four-party mechanism, as done in some developed economies. This model facilitates the entry of new players. As of the date of this annual report, a significant part of merchant acquiring services continued to be provided in Chile by Transbank S.A. (of which we held a 26.16% direct ownership as of December 31, 2021), whereas some competitors have already begun to implement the new four-party model for their own business. As a result, net interest margins (once deducted provisions for loan losses) or fee-based income in these sub-segments could decline over time.

We also face increasingly significant competition from non-banking competitors in some of our credit products, especially credit cards and installment loans, including large department stores and private compensation funds, as well as saving and credit cooperatives. In addition, we face competition from other types of lenders, such as non-banking leasing, crowdfunding, factoring and automobile financing companies, especially in credit products, mutual funds, pension funds and insurance companies within the market for savings products and insurance companies in the market for mortgage loans. Likewise, other non-traditional providers of financial services have emerged over the last years, such as e-commerce, local and foreign fintech companies, Telecom companies, like internet and mobile phone providers, and more recently some marketplaces that may set and provide offerings, in the form of temporary financing, directly to their customers or providers. Some of these companies may have more resources than us, including larger customer bases, stronger brand recognition and more effective marketing tools to approach banking current or potential customers. They may also adopt more aggressive pricing, while devoting significant resources to technology, infrastructure and marketing as it is part of their core business. On top of that, some of these non-banking competitors are not or not fully regulated by the CMF for purposes of banking supervision. Therefore, they are not subject to the same specific solvency or liquidity requirements imposed by the banking regulator, among other requisites, as banks generally are. Nevertheless, banks continue to be the main suppliers of loans, leasing, factoring and mutual fund management, directly or indirectly through subsidiaries, while growing quickly in insurance brokerage services. However, we cannot assure you that this trend will continue in the future.

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

In addition, new technologies, including cryptocurrencies and payment systems, may result in substantial expenditures to adapt and update our existing products and services as we continue to grow our internet and mobile banking capabilities. Similarly, competitors could adapt faster than us to these new trends, which could lead to a temporary competitive disadvantage that could translate into lower revenues. Since we are aware of these new trends, we have devoted efforts to adapt our organizational structure in pursuit of enhanced flexibility to face new challenges while looking for business partnerships in order to take advantage of business opportunities arising in the market. We are also devoting efforts to deploy our digital strategy to offer tailored services and products to customers by leveraging our strategic capabilities and entering into alliances with other banking and non-banking providers. We cannot assure you that other competitors will not copy the strategy we have followed in terms of launching new digital products or entering into digital alliances or that they will not develop better solutions by acquiring more modern technology or designing more innovative solutions.

Also, in the past, increasing competition within the Chilean banking industry has been accompanied by a consolidation wave and the entry of international players into the system through multiple mergers and acquisitions. These trends have continued and resulted in the creation of larger and stronger banking conglomerates, offering a wide range of products and services and targeting most of the segments in the Chilean banking market. These dynamics may adversely impact our results of operations as they may translate into higher interest rates paid on deposits and lower interest rates earned on loans, resulting in decreased net interest margins.

For more information regarding past and recent changes in the Chilean banking industry see “Item 4. Information on the Company—Business Overview—Competition.”

Our exposure to certain segments of the retail market could lead to higher levels of total past-due loans and subsequent charge-offs.

Although we have historically been focused on wholesale banking, over the last years we have continued to reorient our commercial strategy to increase penetration of the retail banking segment. In fact, according to our management information systems, the share of the retail banking segment in our total loan book has increased from 58.0% in 2016 to 62.4% in 2021. Although this trend has been associated with an expansion in middle and higher income personal banking, our retail banking segment is also composed of small and medium-sized companies (approximately 14.9% of our total loan book as of December 31, 2021, which consists of companies with annual sales of up to ~Ch$2,200 million) and, to a much lesser extent, of lower-income individuals (approximately 1.9% of our total loan book as of December 31, 2021, which consists of individuals with monthly incomes ranging from Ch$180,000 to Ch$500,000). Since these customers are likely to be more severely affected by adverse developments in the Chilean economy than large corporations and higher-income individuals, such as those in 2020 as a result of the COVID-19 pandemic, we may be exposed to higher levels of past-due loans and subsequent charge-offs in the future, which could result in materially higher allowances for loan losses that could adversely affect our results of operations.

As of December 31, 2021, our past-due loans (loans 90-days or more past due) amounted to Ch$289,507 million, which represented a 3.3% annual decrease when compared to the Ch$299,408 million recorded in 2020. These figures translated into past-due ratios (loans 90-days or more past due over total loans) of 0.97% in 2020 and 0.85% in 2021. According to our management information systems, as of December 31, 2021 our past-due loans (loans 90-days or more past due) were composed of 81.6% retail banking 90-days or more past-due loans (consumer and residential mortgage loans to individuals, as well as commercial loans to small and medium sized companies) and 18.4% wholesale banking 90 days or more past-due loans (commercial loans to large companies and corporations). During the prior fiscal year, our past-due loans (90 days or more) portfolio was composed of 80.6% retail banking past-due loans (90 days or more) and 19.4% wholesale banking past-due loans (90 days or more).

Diverse economic and business dynamics contributed to the decrease in both the amount of past-due loans and our past-due loans ratio in 2021 when compared to 2020. In the case of past-due loans (loans 90- days or more past due), we experienced an annual decrease of approximately Ch$4,909 million in the retail banking segment and Ch$4,993 million in the wholesale banking segment, in each case, as compared to 2020. The decrease in the wholesale banking segment was supported by improved business conditions for companies in 2021, when mobility restrictions began to be gradually lifted and commercial activity returned to almost normal levels, benefiting companies’ turnover and results, which resulted in enhanced credit behavior. In the case of the retail banking segment, the improvement was related to a decrease in past-due consumer loans and to a lesser extent by lower past-due mortgage loans, which was partly offset by an increase in past-due loans granted to SMEs. The trend shown by individuals’ payment capacity had to do with the excess of liquidity in the economy produced by three consecutive pension fund withdrawals and the government aid package to support individuals, which increased disposable income by the end of 2020 but particularly throughout 2021. These factors positively impacted the payment behavior in both consumer and mortgage loans. Instead, the moderate increase in past-due loans of SMEs was primarily caused by lagged effects of COVID-19 on SMEs’ financial condition. As a result, past-due ratios (90 days or more past-due loans over total loans) decreased from 0.84% in 2020 to 0.51% in 2021 and from 1.21% in 2020 to 1.12% in 2021, in the wholesale banking and the retail banking segment, respectively.

Since the unpredictability of certain social developments, the effects of political and social events in Chile affecting consumer confidence and business sentiment, international events such as the COVID-19 pandemic, market fluctuations, changes to macroeconomic indicators, effects of global armed conflicts on the worldwide and the local economy and delayed effects of these developments, may affect our diverse customer segments, we cannot assure you that we will be able to maintain a balanced risk-return equation if global or local economic conditions deteriorate in the future. In this regard, economic recessions, social turmoil or market volatility could adversely affect the financial condition of our borrowers, which could translate into an increase in our non-performing loans, impair our loan portfolio and result in lower demand for our loans. Any of these trends could have a material adverse effect on our business, financial condition and results of operations.

For more information on past-due loans, see “Item 3. Key Information—Risk Factors—Risks Relating to our ADSs— Developments in international financial markets may adversely affect the market price of the ADSs and shares,” “Item 3. Key Information—Risk Factors—Risks Relating to our ADSs—COVID-19 or any other pandemic disease and health events will affect both the global and the Chilean economy, our business or results of operations and could affect our financial condition” and “Item 4. Information on the Company—Selected Statistical Information—Analysis of Substandard and Past-due loans.”

Our results of operations are affected by interest rate volatility and inflation.

Our results of operations depend greatly on our net interest income, which represented 70.5% of our total operating revenues in 2021. Changes in nominal interest rates and inflation could affect the interest rates earned on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities, resulting in net income reduction. Inflation and interest rates are sensitive to several factors beyond our control, including the Central Bank’s monetary policy, deregulation of the Chilean financial sector, local and international economic developments and political conditions, among other factors. In addition, changes in interest rates affect securities and other investments or assets that are recorded at fair value and are therefore exposed to potential negative fair value adjustments. Any volatility in interest rates could have a material adverse effect on our financial condition and results of operations. Also, real negative interest rates could negatively impact our ability to raise funding for our operations, particularly for short-term maturities, which could result in higher funding costs and lower net interest margin.

The average annual short-term nominal interest rate in Chile for 90 to 360 day deposits received by Chilean financial institutions was 2.72% in 2019, 0.86% in 2020 and 1.71% in 2021, following the trend seen in the monetary policy interest rate. For the same reason, the average interest rate paid by Chilean financial institutions for 90 to 360 days Chilean peso denominated deposits was 6.59% as of the three-month period ended on March 31, 2022. The average long-term nominal interest rate based on the interest rate of the five-year bonds traded in the secondary market, issued by both the Central Bank and the Chilean Government, was 3.31% in 2019, 1.93% in 2020 and 3.51% in 2021. In 2021, market interest rates began to steadily increase in Chile, particularly for longer maturities, based on various factors, including: (i) pension fund withdrawals that severely impacted the pricing of fixed-income securities, (ii) expectations of higher inflation in the near future, and (iii) the presidential election held in December 2021 that determined the administration that took office on March 11, 2022 and the potential consequences its results may have on the prevailing economic system. Based on this, the interest rate of five-year Chilean peso denominated bonds, issued by both the Central Bank and the Chilean Government, increased from 1.58% in December 2020 to 5.59% in December 2021 and to 6.76% in March 2022. In the three-month period ended on March 31, 2022, the interest rate for the same Central Bank and Chilean Government bonds averaged 6.20%.

Prior to 2021, inflation in Chile had been moderate, especially in comparison with periods of high inflation experienced in the 1980s and 1990s. High levels of inflation in Chile could adversely affect the Chilean economy, consumer purchasing power, household consumption and investment in machinery and equipment and, therefore, the demand for financing and our business. The annual inflation rate (as measured by annual changes in the CPI and as reported by the Chilean National Institute of Statistics) during the last five years and the first three months of 2022 was:

Year	Inflation (CPI Variation)
2017	2.3%
2018	2.6
2019	3.0
2020	3.0
2021	7.2
2022 (through March 31)	3.4%

Source: Chilean National Institute of Statistics

During 2021, the inflation rate, measured as CPI variation, was 7.2%. This annual increase was the consequence of many factors, although the sharp increase in household consumption, propelled by above average liquidity among individuals for the reasons mentioned earlier, was a primary cause behind higher-than-expected inflation as the local supply for products and services was not able to meet demand requirements in the short-term. This factor coupled with other inflationary pressures, such as: (i) the increase in the price of oil worldwide, (ii) the constraints experienced in the global supply chain, which translated into an increase in inflation worldwide and (iii) a depreciation of 19.8% of the Chilean peso against the U.S. dollar, which has a pass-through effect associated with the translation of imported goods into Chilean pesos. Although we benefit from a higher-than-expected inflation rate in Chile in the short-term, due to the structure of our assets and liabilities (we have a significant net asset position indexed to the inflation rate), significant and persistent increases or decreases in inflation with respect to current levels could adversely affect our net interest income, results of operations and, therefore, the value of our securities and medium-term profitability.

Additionally, measures taken by the Central Bank to control inflation may adversely affect the Chilean economy, the banking business and our results of operations and financial condition. In this regard, the measures adopted by the Central Bank in the past to control inflation have included the increase of the monetary policy interest rate, which has restricted the demand for loans while negatively affecting economic growth through constrained household spending and capital expenditures. In 2021, the Central Bank increased the monetary policy rate from 0.5% to 0.75% in July, to 1.5% in August, to 2.75% in October and to 4.0% in December 2021. Furthermore, the Central Bank has announced its intention to continue withdrawing the monetary stimulus by leading the monetary interest rate to neutral levels in the short-term, suggesting that further increases could take place in 2022. Accordingly, the Central Bank took the monetary policy interest rate to 5.50% in January 2022 while stating that additional hikes could be applied as long as inflation persists above the target range. As such, most recently, in March 2022, the monetary policy interest rate was increased by 150 basis points ending the month at 7.0%. Since our liabilities generally re-price faster than our assets, sudden and sequential increases in short-term rates could affect our net interest margin.

For more information, see “Item 3. Key Information—Risk Factors—Risks Relating to our ADSs—Developments in international financial markets may adversely affect the market price of the ADSs and shares,” “Item 3. Key Information—Risk Factors—Risks Relating to our ADSs—COVID-19 or any other pandemic disease and health events will affect both the global and the Chilean economy, our business or results of operations and could affect our financial condition,” “Item 5. Operating and Financial Review and Prospects—Operating Results—Overview—Inflation” and “Item 5. Operating and Financial Review and Prospects—Operating Results—Overview—Interest Rates.”

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

For example, we assess the credit quality of our borrowers based on the information that is available in Chile regarding their indebtedness with the banking system as a whole. This includes information provided by the CMF, the local credit bureaus, databases we have created through the years and other public sources. However, as mentioned in this annual report, there are non-banking companies that are permitted to grant loans, particularly to individuals, in the form of credit card loans, leasing loans, factoring loans, and others. Information on the indebtedness of our customers and non-customers with these lenders is not publicly available or consolidated with borrowings from banks. As such, our assessment of customers for the scoring and provisioning processes may be based on partial, inaccurate or unreliable information on the borrowers’ creditworthiness, which could lead us to increase our expected credit losses in the future once complete information is fully available through the consolidation of customers’ indebtedness with all banking and non-banking lenders.

In addition, the cessation or replacement of certain rates, market indices or benchmarks extensively used by financial markets and practitioners for valuation purposes, such as interest rates or foreign exchange rates indices, could also impact the accuracy of the estimates we include in our financial statements. On July 27, 2017, the Chief Executive of the United Kingdom Financial Conduct Authority (FCA), which regulates the entity that oversees the London interbank offered rate (“LIBOR”), announced that the FCA will no longer persuade or compel banks to submit rates for the calculation of the LIBOR benchmark after 2021. Moreover, on March 5, 2021 the FCA made an announcement confirming that 35 LIBOR settings will either cease to be provided by any administrator or no longer be representative immediately after December 31, 2021 for all GBP, EUR, CHF and JPY LIBOR settings, and the one-week and two-month USD LIBOR, and after June 30, 2023 for the Overnight and one-month, three-month, six-month and 12-month USD LIBOR. Later, on October 20, 2021, in the United States, the Federal Reserve Board, the Federal Deposit Insurance Corporation and the Office of the Comptroller of the Currency released a joint statement mentioning that (i) after December 31, 2021, supervised companies should not increase exposures to LIBOR or extend the term of existing LIBOR contacts, (ii) starting January 1, 2022, a benchmark other than LIBOR should be used for the origination of new contracts and (iii) between December 31, 2021 and June 30, 2023, banking entities should amend formerly existing LIBOR contracts that do not clearly establish a fallback provision to replace LIBOR. The LIBOR reform and other similar changes may result in various risks for the financial and banking business, including but not limited to: (i) risk management, financial and accounting risks arising from market risk models and from valuation, hedging, discontinuation and recognition of financial instruments linked to benchmark rates; (ii) pricing risks arising from how changes to benchmark indices could impact pricing mechanisms on some instruments; (iii) communication risks arising from misunderstandings with customers or counterparties; (iv) the possibility that a limited number of transactions do not contemplate a LIBOR fallback provision; and (v) the necessity of adapting current IT systems, trading platforms, financial reporting infrastructure and clearing processes, among others. The implementation of alternative benchmark rates for USD, GBP, EUR, CHF and JPY LIBOR is still in progress. However, starting January 1, 2022 most banks, including us, have moved from LIBOR to the Secured Overnight Funding Rate (or “SOFR”) for newly originated transactions, which is the secured overnight financing rate published by the Federal Reserve Bank of New York on its website and is expected to be an appropriate replacement for LIBOR. This could have an adverse effect on our business, results of operations or financial condition if we are unable to agree on an alternative benchmark, like SOFR, with customers and financial counterparties holding contracts formerly based on LIBOR. Publication of SOFR began on April 3, 2018 and it therefore has a limited history. In addition, the future performance of SOFR cannot be predicted based on the limited historical performance. Prior observed patterns, if any, in the behavior of market variables and their relation to SOFR, such as correlations, may change in the future. While some pre-publication historical data have been released by the Federal Reserve Bank of New York, such analysis inherently involves assumptions, estimates and approximations. The future performance of SOFR and other alternative benchmarks, is currently impossible to predict and therefore no future performance of alternatives benchmarks may be inferred from historical simulations or historical performance. Furthermore, we may face a risk of litigation, disputes or other actions from clients, counterparties, customers, investors or others regarding the interpretation or enforcement of related provisions or if we fail to appropriately communicate the effect that the transition to alternative benchmark rates will have on existing and future products. Although we expect to adapt our valuation processes, IT infrastructure and pricing systems as new information arises, we can neither assure you nor calculate the impact this could have on our business and results of operations, if any.

As of December 31, 2021, we had on-balance and off-balance contracts that used LIBOR as a benchmark. Most of them have interests paid in LIBOR or are valued by using LIBOR as the prevailing discount rate, including derivatives, loans and master agreements, such as ISDA contracts. As of December 31, 2021, our on-balance assets based on LIBOR amounted to approximately U.S.$1,039 million and our liabilities based on LIBOR amounted to approximately U.S.$707 million. In the case of assets, as of December 31, 2021, approximately 29.4% was due to expire before June 30, 2023, while the remaining 70.6% was due to expire after June 30, 2023. As of the same date, in terms of liabilities, 68.8% is expiring before June 30, 2023 and 31.2% after that date. Most of the assets are associated with commercial credits linked to LIBOR granted to local customers. In terms of liabilities, most of them relate to financing for trade finance loans and, to a lesser extent, financial obligations. As of December 31, 2021, off-balance sheet arrangements based on LIBOR represented a net liability exposure of approximately U.S.$942 million, of which approximately 34.3% is due to expire before June 30, 2023 and the remaining 65.7% after that date. In addition to the fact that most of our foreign counterparties, particularly those associated with derivative contracts under ISDA agreements, are already set to move from LIBOR to SOFR as contracts consider fallback clauses that allow rate switching, we continue to deploy an action plan that includes: (i) the identification of our main exposures and risks related to the LIBOR transition, (ii) the development of new products linked to the new reference rate, (iii) revision of current contracts and renegotiation with some of our customers, (iv) the construction of new yield curves based on SOFR in order to address and value new derivative transactions, (v) the enhancement of our front and back office platforms to address the implementation of the new reference rate to migrate all former operations based on LIBOR, and (vi) closing newly originated on-balance and off-balance operations by using SOFR or comparable benchmarks in case of local counterparties or using local rates as part of the transaction. As of the date of this annual report, according to our estimates, switching from LIBOR to alternatives benchmarks such as SOFR is not expected to have a material impact on our results of operations. However, we cannot assure you that any other reforms and changes, any establishment of alternative reference rates or any other reforms to these reference rates that may be enacted will not have a material impact on our results of operations in the future.

In addition, the main accounting items subject to risk of incorrect valuation include impairment of loans to customers and advances to banks, valuation of fixed-income securities and financial derivatives held for trading, valuation and impairment of financial assets measured at fair value through other comprehensive income, and deferred tax assets and provisions for liabilities, among others. If our judgment, assumptions or models used in valuing these items are inaccurate, there could be a material effect on our results, funding requirements and capital ratios.

Market turmoil could result in material negative adjustments to the fair value of our financial assets, which could translate into a material effect on our results or financial condition.

Over the last decade worldwide financial markets have been subject to stress coming from diverse fronts that has resulted in sharp temporary changes in interest rates and credit spreads, including those related to the effects of the COVID-19 pandemic and, more recently, to the impact of geopolitical issues arising in eastern Europe, all of which have also affected the Chilean financial market. We have material exposures to debt securities issued by the Chilean Government and the Central Bank and other fixed-income investments in securities issued by local and foreign issuers. Most of these are booked at fair value with direct impact on our income statement or through other comprehensive income, while a remaining minor portion is measured at amortized cost. Therefore, these positions expose us to potential negative fair value adjustments in the short or medium term and to impairments in the long term, due to dramatic and unexpected changes in short- or long-term local and foreign interest rates and credit spreads. Any of these factors could have a material adverse effect on our results of operations and financial condition.

In 2020 and 2021, the Chilean financial market was affected by local non-recurrent factors including, but not limited to: (i) three pension fund withdrawals approved by the Chilean Congress to assist individuals in the context of the COVID-19 pandemic, which led to a change in the pricing of fixed-income securities as pension fund managers liquidated a significant part of their positions in order to overcome withdrawals, (ii) expectations of higher inflation, and (iii) political uncertainty associated with the run-off presidential election in December 2021. Also, in an effort to control inflation, the Central Bank increased the monetary policy rate four times between July and December 2021 from 0.5% to 4.0%, as part of a tightening cycle that is expected to continue in 2022. This was later increased further, as in the first quarter of 2022, the Central Bank raised the monetary policy interest rate twice, to reach 7.0% in March 2022. All of these factors resulted in significant increases for nominal and real interest rates through the whole yield curve. For instance, the average interest rates paid by Chilean banks on 90 to 360 day deposits increased from 0.40% in December 2020 to 5.06% in December 2021, while interest rates of the Central Bank’s five-year Chilean peso denominated bonds increased from 1.58% in December 2020 to 5.59% in December 2021 and to 6.76% in March 2022. All of these factors negatively impacted the market value of financial assets for the entire industry and us, including both financial instruments measured at fair value with direct impact on the income statement and those measured at fair value through other comprehensive income.

As of December 31, 2021, our fixed-income portfolio was composed of securities measured at fair value through profit and loss statement amounting to Ch$3,876,695 million (approximately U.S.$4,547 million) and financial instruments measured at fair value through other comprehensive income amounting to Ch$3,061,174 million (approximately U.S.$3,816 million), which are mostly concentrated in bonds and notes issued by the Central Bank and the Chilean Government. The approval of a fourth pension fund withdrawal, increased uncertainty regarding economic and social reforms to be implemented by Chile’s new administration, escalation of armed conflicts in eastern Europe including the involvement of additional countries leading to a global conflict, and internal or external forces sustaining persistent inflation, among other factors, could cause further increases in short- and long-term local interest rates, which could have additional impacts on the market value of our fixed-income portfolio measured at fair value.

See also “Item 3. Key Information—Risk Factors—Risks Relating to our ADSs—Developments in international financial markets may adversely affect the market price of the ADSs and shares” and “Item 3. Key Information—Risk Factors—Risks Relating to our ADSs—COVID-19 or any other pandemic disease and health events will affect both the global and the Chilean economy, our business or results of operations and could affect our financial condition.”

Operational problems, errors, criminal events or terrorism or other events relating to force majeure may have a material adverse impact on our business, financial condition and results of operations.

As all large financial institutions, we are exposed to many operational risks, including the risk of fraud by employees and outsiders, failure to obtain suitable internal authorizations, failure to properly document in-person and online transactions, equipment failures, mistakes made by employees and natural disasters, such as earthquakes, tsunamis, wildfires and floods.

Chile is located in one of the most seismically active regions in the world–Nazca tectonic plate. Our results of operations can be materially affected by natural disasters, particularly in locations where a significant portion of our loan portfolio is composed of real estate loans. These force majeure events related to nature include, but are not limited to, earthquakes, tsunamis and floods and may cause thorough damage which could impair the asset quality of our loan portfolio and our collateral as well as a material adverse impact on the economy of the affected region and therefore on our bank.

We could also be affected by operational disruptions associated with intentional or unintentional mass employee absence due to social unrest, demonstrations, street riots (such as the one witnessed since October 2019), transportation services interruptions, massive strikes or strikes at an industry level, massive epidemic or pandemic outbreaks, such as COVID-19, among others.

Furthermore, we may be exposed to criminal events, terrorist attacks or rioting that could result in physical damage to our buildings (including our headquarters, offices, branches and automatic teller machines (“ATMs”)) and/or injury to customers, employees and others. In addition, since activating certain aspects of our business continuity plan in response to the COVID-19 pandemic to allow many of our associates to work remotely, our associates’ ability to relocate to a secondary location in the event of any operational disruptions may be limited due to the pandemic. Although we maintain a system of operational controls composed of both trained staff and world-class technological resources that have been enhanced over the last years, as well as comprehensive contingency plans and security procedures, there can be no assurances that operational problems, errors, criminal events or terrorist attacks will not occur and that their occurrence will not have a material adverse impact on our results of operations, financial condition and the value of our shares and ADSs.

Despite our policies and procedures to detect or prevent money laundering and other financial crime activities, we may not be able to fully detect them or on a timely basis.

We are subject to many anti-money laundering (“AML”), anti-terrorism, anti-bribery and corruption laws and regulations. Further, due to our relationship with Citigroup, we have implemented similar AML policies that such bank has implemented which, in cases, are stricter than those applicable to Chilean banks.

We constantly update our policies and procedures for the purpose of timely detection and the prevention of the use of our banking network for money laundering and other criminal activities. Nevertheless, we are aware that new technologies, such as cryptocurrencies and innovative payment methods, could limit our ability to track the movement of funds.

Many threats can never be fully eliminated, and there will be instances where we may be used by other parties to engage in money laundering and other illegal or improper activities. Moreover, we rely on our employees to assist us by spotting such activities and reporting them, and our employees have varying degrees of experience in recognizing criminal tactics and understanding the level of sophistication of criminal organizations. If we are unable to apply the necessary scrutiny and oversight, there remains a risk of regulatory breach. If we are unable to comply fully with applicable laws, regulations and expectations, our regulators and relevant law enforcement agencies have the ability and authority to impose significant sanctions, fines and harsh penalties on us.

There are laws, regulations and policies that require us to, among other things, conduct full customer due diligence (including, but not limited to, sanctions and politically-exposed person screening), keep our customer, account and transaction information updated and, at the same time, implement and develop an array of policies and procedures to prevent the facilitation of financial crime. We conduct AML training programs for our employees on a regular basis to enable them to adequately detect and report suspicious transactions to our AML team, to allow for subsequent proper investigation from law enforcement agencies.

We have policies and procedures to reasonably assure the compliance with legal requirements and policies; however, our ability to comply thereto depends on improving detection and reporting capabilities and reducing variation in control processes and oversight accountability. The latter requires us to implement and enhance our business with effective controls and monitoring. We are also aware that financial crime is permanently evolving and is subject to increasingly stringent regulatory oversight and focus. This requires proactive and adaptable responses from us so that we are able to deter threats and criminality effectively and in a timely fashion.

The reputational damage to our business and brand could be severe if we were found to have breached AML, anti-bribery and corruption or sanctions requirements. Our reputation could also suffer if we are unable to protect our customers’ bank products and services from being used by criminals for illegal or improper purposes. Any such risks could have a material adverse effect on our results of operation, financial condition and prospects.

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

In 2018, we suffered a cybersecurity incident involving the theft of funds that subsequently resulted in an operational write-off of approximately Ch$6,900 million (or U.S.$9.9 million). The incident also caused temporary interruptions to some of our operations, affecting the quality of the services provided to our customers during a short period of time. In spite of the temporary damage to our IT infrastructure, we were able to contain any disruption by deploying a contingency plan, which allowed us to maintain the continuity of our operations, assure that our customers’ funds were absolutely secured, and comply with our short-term financial commitments. We took immediate action and communicated with our network of correspondent banks to recover the stolen funds. For more information on the incident, see “Item 5. Operating Results—Results of Operations for the Years Ended December 31, 2016, 2017 and 2018—Other Income (Loss), Net”, “Item 5. Operating Results—Results of Operations for the Years Ended December 31, 2016, 2017 and 2018—Operating Expenses” and “Item 4. Information about the Company—Our Business Strategy—Operating Efficiency and Productivity” in our annual report on Form 20-F for the year ended December 31, 2018 filed with the SEC on April 26, 2019.

Furthermore, in line with the enhancements in our cybersecurity standards that were performed during the last years, and to further improve our protections against events such as the one that occurred in May 2018, we have made significant efforts and taken steps to enhance our data security and IT infrastructure, including the purchase of protection systems and world-class infrastructure, among others. We reinforced our organizational structure and replaced our former Technological Security Area with our Cybersecurity Division in June 2018, whose main role is to be the first line of defense and be in charge of mitigating and managing cybersecurity threats, while at the same time improving cybersecurity policies, spreading related knowledge among our bank and customers and developing competences that all our employees must possess on this regard. In 2019, we continued to enhance our cybersecurity protocols and infrastructure by improving security in our networks, servers, workstations and digital applications. Similarly, we put significant efforts in enhancing access-control to our networks by using technological solutions and specialized software, while simultaneously improving our capabilities on detection and management of high-risk threats. Also, based on our efforts to change our staff’s culture on cybersecurity matters, we were able to timely detect and block phishing attempts targeting clients and non-clients. In 2020, given the effects of COVID-19 on our operations, most of our staff operated remotely, which accelerated our digital transformation while imposing a challenge for us in terms of cybersecurity, since our collaborators are accessing our network and servers from home. As such, we reinforced cybersecurity measures by implementing new protocols and tools. In 2021, our efforts were oriented to bolster the cybersecurity culture across the corporation by focusing in three main initiatives: (i) an awareness program intended to share with our collaborators the best practices and recommendations to face cybersecurity threats, (ii) the establishment of improved cybersecurity guidelines for selection and classification of providers, and (iii) the enhancement of existing information channels by which our staff reports cybersecurity threats.

Notwithstanding every measure taken to address cybersecurity matters, although we have not experienced any material losses in this matter and are currently performing our best efforts to prevent them, we cannot assure you that we will not suffer additional losses in the future related to these kinds of events.

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

Our current credit ratings determine the cost and the terms upon which we are able to obtain funding in the ordinary course of business. Rating agencies regularly evaluate us by considering diverse factors, including our financial strength, the business environment and the economic backdrop in which we operate. Thus, methodologies used by rating agencies evaluate Chile’s sovereign debt ratings when determining our ratings. In addition, from time to time, rating agencies review and revise their methodologies, which in some cases could result in adjustments to Chile’s sovereign debt prevailing credit ratings or those of our debt. On March 24, 2021, Standard & Poor’s Ratings Service (“S&P”) downgraded Chile’s sovereign credit rating from A+ to A, while modifying the credit outlook from negative to stable in September 2021. The credit action taken by S&P was founded in the expected negative effects due to the COVID-19 pandemic and the effects of increasing social pressures that may lead the prevailing government to incur further social expenses and increase Chile’s current fiscal deficit in the long-run. Given the credit action taken by S&P on Chile’s sovereign credit rating, this rating agency also downgraded four local banks (excluding us) by one notch, while maintaining the negative outlook for the whole banking industry (including us), with the exception of Banco Estado (a state-owned bank) that received a stable outlook. In June 2021, S&P improved the outlook for two banks from negative to stable, excluding us.

As of the date of this annual report, S&P and Moody’s maintained our credit rating for unsecured long-term debt at levels of A and A1, respectively, both with a negative credit outlook (downgraded from the stable outlook in April 2020) due to the effects of the COVID-19 pandemic on the Chilean economy and banking activity, in conjunction with the slowdown evidenced by the Chilean economy since the social turmoil in October 2019. While Chile’s current long-term debt credit ratings remain investment grade, these credit ratings may deteriorate further and adversely affect our credit rating.

Any downgrade in our debt credit ratings could result in higher borrowing costs for us, while requiring us to post additional collateral or take other actions under some of our derivative and other contracts, and could limit our access to debt and capital markets. All of these factors could adversely impact our commercial business by affecting our ability to: (i) sell or market our products, (ii) obtain long-term debt in Chile or abroad, (iii) retain customers who need minimum ratings thresholds to operate with us, (iv) maintain derivative contracts that require us to have a minimum credit rating and (v) enter into new derivative contracts, which could impact our market risk profile, among other effects. Any of these factors could have an adverse effect on our liquidity, results of operations and financial condition.

Due to (i) the volatility in the financial markets and concerns about the soundness of developed and emerging economies, (ii) the still unpredictable impacts or lagged effects of the COVID-19 pandemic on the global and the local economies, (iii) changes to or attempts to modify the political or economic system by the Constitutional Convention which is currently drafting a new constitution, (iv) potential changes to be introduced in the fiscal policy or long-term government spending by the current or future government administrations in Chile, (v) reforms to be proposed or introduced by the recently appointed administration to modify the characteristics of the current economic and financial system, and (vi) the effects that current or potential geopolitical conflicts may have on the local economy, we cannot assure you that rating agencies will maintain our and Chile’s sovereign debt current ratings and outlooks.

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

As of April 20, 2022, LQ Inversiones Financieras S.A. (“LQIF”), a holding company beneficially owned by Quiñenco S.A. and Citigroup Chile S.A., holds directly and indirectly approximately 51.2% of the voting rights of our shares. Subject to our bylaws and applicable law, these principal shareholders are in a position to elect a majority of the members of our board of directors and control all matters decided by a shareholder vote, including the approval of fundamental corporate transactions.

Actions taken by our principal shareholders with respect to the disposition of the shares or ADSs they beneficially own, or the perception that such actions may occur, may adversely affect the trading price of our shares on the various stock exchanges on which they are listed and, consequently, the market price of the ADSs.

There may be a lack of liquidity and a limited market for our shares and ADSs.

While our ADSs have been listed on the New York Stock Exchange (the “NYSE”) since the first quarter of 2002, there can be no assurance that an active trading market for our ADSs will be sustained. During 2021, a daily average volume of approximately 105,352 of our American Depositary Receipts (“ADRs”) were traded on the NYSE, according to data provided by Bloomberg. Although our shares are traded on the Santiago Stock Exchange and the Chilean Electronic Stock Exchange, the Chilean market for our shares in Chile is small and somewhat illiquid. As of April 20, 2022, approximately 48.8% of our outstanding shares were held by shareholders other than our principal shareholders, LQIF.

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

The market price of our ADSs and shares may be adversely affected by volatility in international financial markets and unfavorable developments in global economic conditions. The market for Chilean securities and the Chilean economy as a whole are influenced by: (i) economic and market conditions in Chile’s main commercial partners such as the United States, Europe and certain emerging economies, especially Asian countries, (ii) economic as well as political developments in Latin American countries, and (iii) armed conflicts in which some of the Chile’s main trade partners participate or by which they could be affected. Although economic conditions are different in each country, investors’ reactions to specific issues in one country may affect the financial markets in others, including Chile.

After a long period of turbulence and volatility, which began in 2007 with the subprime mortgage crisis, when many U.S. banks and financial institutions disclosed significant write-downs related to their exposure to mortgage-backed securities and other similar financial instruments, the world’s economy began to show a gradual recovery thanks to significant government intervention for important banks worldwide, in order to maintain investors’ and customers’ confidence and to prevent bank runs. These government actions became less frequent as the U.S. and the global economy started to show signs of recovery. Nevertheless, the fiscal condition of many European countries remained weak for a protracted period of time, which, from time to time, created doubts about the financial condition of certain European banks. At the same time, stricter capital requirements were established for banks around the world, namely the Basel III framework or more recently the Basel IV framework.

During 2020, the COVID-19 pandemic was a principal source of instability for financial markets. Equity market valuations lowered significantly while liquidity in fixed income markets decreased dramatically, creating significant volatility and disruption in global financial markets, particularly in the early months of the pandemic, resulting in the fall of stock prices (including the price of our stock) and sudden increases in credit spreads. In the case of interest rates, monetary actions taken by many central banks around the world led short-term and long-term rates to historically low levels, in order to promote lending by banks and assure liquidity in the global financial system. These trends began to revert in 2021 as the pandemic seemed to be under control, massive lockdowns were gradually lifted, individuals and companies returned to normal activities and the vaccination process advanced around the globe. Many developed and developing economies recovered significantly from the contraction displayed in 2020. In fact, according to the International Monetary Fund, global GDP is estimated to have expanded 5.9% in 2021, whereas GDP of developed and emerging economies is estimated to have increased 5.0% and 6.5%, respectively, which were accompanied –or in some cases prompted– by increases in fiscal spending and also a boost in household spending in comparison with 2020, linked to both fiscal aid packages and a recovery in employment.

Additionally, given the effect of diverse economic events such as the United States-China trade war and, more recently, the COVID-19 pandemic on actual economic growth, the U.S. Federal Reserve reduced the federal fund rate starting in March and April 2020, by leading the monetary interest rate to from 1.75% at the beginning of the year to 0.25%, a level at which it remained until December 2021. Recently, the U.S. Federal Reserve has announced its intentions to begin to increase rates during the first half of the year to combat rising inflation. Furthermore, uncertainty regarding the future of emerging and developed economies continues to be a source of instability worldwide. For example, although the “trade war” between the United States and China, by which both countries seek to revise tariffs on the others’ imported goods, seemed to have improved, it continues to be a source of volatility for financial markets from time to time. Also, political and social instability in some Latin American countries like Colombia, Venezuela, Ecuador, Argentina and even Chile produced migration issues in more stable countries within the region. Moreover, the materialization of Brexit, armed conflicts in the Middle East and Asia, the ongoing tensions between the U.S. and Iran, the global migration crisis and waves of populism looming in different countries, as well as terrorism, illustrate volatile social and political environments that could harm foreign trade and economic growth for both developed and developing countries. These changes may also generate significant volatility in international markets and commodity prices. More recently, the armed conflict between Russia and Ukraine in eastern Europe, which threatens to become global if other countries decide to act, is another source of instability that could affect the global economic environment. As of December 31, 2021, and as of the date of this annual report, we do not have any exposure to customers or financial counterparties either in Ukraine or Russia.

Moreover, the slowdown of the Chinese economy has led to increasing volatility in the financial markets in the past, affecting international commodity prices, including copper, which is Chile’s main export. For example, during the first months of the COVID-19 pandemic, there was a slowdown in the Chinese economy due to the quarantine ordered by Chinese authorities in the most affected regions of the country. Due to the importance of copper exports and overall mining activity to Chilean economic growth, a prolonged slowdown in the Chinese economy, a Chinese-U.S. trade war or other developments may drive copper prices down and adversely affect the Chilean economy. Nevertheless, our exposure to the Chilean mining sector represented only 0.8% as of December 31, 2021 in terms of total loans.

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

Pandemic disease and health events, such as the outbreak of COVID-19, have the potential to negatively impact economic activities in many countries, including Chile, with subsequent adverse effects on our business growth, results of operations or financial condition.

Since the worldwide outbreak of COVID-19 in early 2020, countries have responded by taking various measures including mass quarantines, shelter-in-place orders, medical screenings, restricting or banning travel, limiting public gatherings, closing businesses and schools and suspending certain other economic activities. Actions taken by governmental authorities and other third parties in response to the pandemic may negatively impact our business, results of operations and financial condition.

In addition, concerns related to the evolution of the world economy due to COVID-19 lowered equity market valuations, decreased liquidity in fixed income markets that translated into a sudden increase in credit spreads while creating significant volatility and disruption in global financial markets, particularly in the early months of the pandemic, ultimately resulting in the fall of stock prices (including the price of our stock). Also, since new variant strains of COVID-19 appear from time to time, there continue to be concerns on the mid-term effects they will have on international trade (including supply chain disruptions and export levels), travel, employee productivity, employee illness, increased unemployment levels, securities markets, and other economic activities that may continue to have a destabilizing effect on financial markets and economic activity, particularly for companies in the financial sector. Although in certain countries some of the restrictions listed above have been relaxed in light of progressive success of vaccination, most of these countries have had to re-introduce partial or full-scale lockdowns due to new infection waves. Accordingly, the adverse social and economic effects of the pandemic continue to be a threat for economic growth.

In Chile, since the first cases of COVID-19 were detected in March 2020, the Chilean Government has taken diverse measures in order to prepare for and safeguard the country from a mass contagion and to control its spread. In March 2020, the Chilean Government declared a state of catastrophe in the entire country, which restricted freedom of movement and gathering. During the state of catastrophe, partial or total lockdowns with varying levels of severity and length took place in Chile, particularly during the second and the third quarters of 2020, which covered approximately 60% of the Chilean population in the peak of the pandemic. In the fourth quarter of 2020, the level of contagion decreased significantly, and lockdowns started to be lifted, a process that continued during 2021. Likewise, vaccination started by the end of 2020 and continued throughout 2021. Notwithstanding this, a second wave of contagion appeared by mid-March 2021, which caused the Chilean Government to implement new lockdowns for some neighborhoods while restricting some economic activities that are focused on social interaction. After that, the contagion rate began to decrease as a greater portion of the target population became vaccinated, which led the Chilean Government to end the state of catastrophe on September 30, 2021. Since that date, the contagion rate has increased in light of the Omicron COVID-19 variant and other variants that have subsequently emerged, however, given the high rate of vaccination, health authorities have not raised new concerns regarding new contagion waves. According to the Our World in Data website, as of December 31, 2021, approximately 90.5%, 86.5% and 57.8% of the target population had received at least one dose, two doses or a third booster dose of the vaccine. These figures have increased to 93.5%, 91.0% and 84.3% of the population receiving one dose, two doses and a booster dose of the vaccine as of March 31, 2022. The Ministry of Health defines “target population” as (1) critical population (i.e. individuals exposed to infection due to their work or functions); (2) healthy population (i.e. individuals between the ages of 18 and 59); and (3) population at risk (i.e. individuals with an increased risk of experiencing grave morbidity, sequels or death due to COVID-19 by reason of age or pre-existing conditions). The Chilean Government has also begun vaccinating children under 18 years of age and is currently rolling out the booster shot. Moreover, on September 6, 2021 the Public Health Institute (Instituto de Salud Pública) granted the necessary emergency approval for the vaccination of children between six and 12 years of age. Also, in February 2022, the Chilean government began a new vaccination process by promoting a fourth booster dose, which is still in progress as of the date of this annual report.

As vaccinations have increased and appear to be effective in slowing down the spread of COVID-19 and new variant strains, while preventing an increase in the death toll, the Chilean Government has continued to gradually modify the restriction program named “step-by-step”, which has been in effect since March 2020. The new program includes five stages ranging from total restriction (lockdown) to advanced opening, depending on many factors, including the number of new cases per capita in a specific area, size of vulnerable population and access to health services. From a macroeconomic point of view, these measures and the positive advance in the control of the pandemic contributed to the reactivation of the Chilean economy in 2021 as reflected by an annual GDP expansion of 11.7%. Even though GDP growth was mainly fostered by a significant increase of household spending primarily driven by support measures for individuals including direct money transfers (Emergency Income for the Family or Ingreso Familiar de Emergencia – “IFE”) from the Chilean Government and pension fund withdrawals permitted by the Chilean Congress, resulting in enhanced disposable income for individuals. To the extent that the improved vaccination and spread trends do not continue or reverse, the health authority may impose new restrictions, such as country-wide lockdowns, in connection with the appearance of new variants, which could result in a shutdown involving the Bank, our subsidiaries and some or all of our customers operations, such that we would be unable to meet the needs of our customers for an unknown period of time, which could adversely affect our results of operations by reducing revenues, decreasing our collection capabilities.

Furthermore, as the COVID-19 pandemic continues to cause a historic economic downturn, financial institutions face increased credit risk, strategic risk, operational risk, and compliance risk. The spread of new variants of COVID-19 continues to result, from time to time, in increased volatility in both the local and the international financial markets and economic indicators, such as exchange rates, interest rates, credit spreads and commodity prices. Any shocks or unexpected movements in these market factors could result in financial losses associated with our trading portfolio or financial assets measured at fair value through other comprehensive income, which could then cause deterioration of our financial condition or limitations to meet our liabilities. Furthermore, market fears could translate into liquidity constraints and reduced access to funding in both the local and the international markets, negatively affecting our net interest margin and net income. Adverse changes in the economy may also have a negative effect on the ability of our borrowers to make timely repayments of their loans, which could have an adverse impact on our earnings. In order to prepare for the impacts of this environment, the Chilean financial authorities made various decisions in order to ensure liquidity within the Chilean financial system, the Central Bank carried out consecutive reductions to the monetary policy rate by lowering the reference rate to 0.5%, level at which it remained from April 2020 to July 2021, when the Central Bank began to withdraw the monetary stimulus in an attempt to control inflation. However, additional decisions made by the Central Bank based on the evolution of the pandemic may affect our results of operations in the future. Lastly, contingency plans in order to address the emergency, including remote working arrangements, implementation of alternative offsite locations and so on, could have a negative impact on us in terms of operating expenses and lowered net income.

In terms of the direct effect on our results of operations and financial condition in 2021, they reflected the dynamics of the local economy and the banking system after the worst of the pandemic seemed to be overcome. In this regard, we recorded an annual expansion of 10.8% driven by advances in all lending products, in line with the end of total lockdowns and the reopening of diverse economic activities, particularly those involving social interaction. However, most of the loan growth continued to be driven by low margin lending products, such as residential mortgage and commercial loans, while consumer loans started to display positive growth only by the end of 2021. Thus, commercial loans increased 11.8% in 2021, based on both the FOGAPE Reactiva program (guaranteed by the government) and a moderate reactivation of capital expenditures by wholesale customers. In turn, the sustained upward trend in residential mortgage loans, which grew 10.2% in 2021, was supported by the decoupling of this product from economic drivers. Consumer loans, on the other hand, grew 7.6% in 2021, after the contraction of 2020, reflecting a more dynamic demand for personal banking.

From the funding perspective, since short-term interest rates remained at low levels throughout 2021, due to the measures adopted as consequence of the COVID-19 pandemic, the contribution of our non-interest-bearing demand deposits to our cost of funds continued to be negatively affected in 2021. This was accompanied by an increase of 32.3% in average balances of demand deposits, attributable to the excess of liquidity due to non-recurrent factors, such as direct money transfers from the Chilean Government and the approval of three pension fund withdrawals since 2020. This trend coupled with mid-term financing provided by the Central Bank bearing the monetary policy interest rate (0.5%), from which we further raised Ch$1,238,800 million in 2021 bearing the same rate (Ch$3,110,600 million in 2020). Based on these funding sources we replaced time deposits held by wholesale counterparties. For the same reason, we only reactivated long-term bond placements by the end of 2021, principally in foreign markets, by taking advantage of our credit rating. From the capital adequacy perspective, we continued to maintain a strong equity base in 2021, as reflected by a CET1 ratio that increased from 12.2% to 13.0% and a BIS ratio that increased from 16.0% to 17.3% between December 2020 and December 2021 amid the implementation of the Basel III guidelines in Chile that became effective for purposes of measuring capital and risk-weighted assets in December 2021.

In terms of results, our net income was Ch$1,056,317 million in 2021 as compared to the Ch$401,630 million recorded in 2020. The main drivers of this change were improvements in both provisions for expected credit losses and net interest income. Whereas provisions for expected credit losses recorded a sharp annual decrease, reflecting an overall improvement in the payment behavior of customers and an enhanced economic outlook that benefits forward-looking models, the higher net interest income was primarily attributable to the positive effect of higher inflation on our structural UF net asset exposure.

Although economic activity appears to be recovering, because there have been no comparable recent global pandemics that resulted in a similar global impact, we do not yet know the course and, as such, the full extent of the COVID-19 pandemic’s effects on our business, operations, or the global economy as a whole. Any future development will be highly uncertain and cannot be predicted, including the scope and duration of the pandemic, the effectiveness of our remote working arrangements, third party providers’ ability to support our operations, and any further action taken by governmental authorities and other third parties in response to the pandemic. As the economic impact due to the COVID-19 pandemic continues we cannot provide any assurances as to how long it will be before the COVID-19 pandemic abates and economic activity can begin to resume to pre-COVID-19 pandemic levels.

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

Our core business and transactions are with customers doing business in Chile. Accordingly, our ability to grow our business volumes and results of operations, as well as enhance our financial condition, in general, depends on the dynamics of the Chilean economy or the effects of economic developments in other countries affecting Chile, and specific macroeconomic variables such as inflation, unemployment, interest rates, consumption and private investment. In the past, global financial crises, such as the 2008 financial crisis, have dramatically affected economic growth in developed countries, as well as in Chile where a subsequent slowdown in the local banking industry was observed due to lower levels of consumption and deteriorated credit quality in loan portfolios prompted by unemployment and financial stress experienced by certain economic sectors. In 2019, the local economy grew by only 0.8%, mainly as a result of the social turmoil that took place in Chile on October 18, 2019, which temporarily damaged the productive capacity, income-generating capacity and distribution networks of many economic sectors, resulting in decreased commercial activity and constrained working hours. During 2020, the local economy was severely affected by the impact of the COVID-19 pandemic on overall activity, primarily as a result of the long-lasting lockdowns imposed by the Chilean Government in order to control the spread of the virus across the country, which translated into: (i) a spike in unemployment from 7.1% in December 2019 to a peak of 12.3% in the three-month period between August 2020 and October 2020, which decreased to 10.3% in December 2020, (ii) an 8.0% decline in private consumption, caused by the sharp decrease in disposable income and mobility restrictions and (iii) a contraction of 9.3% in capital expenditures (gross fixed capital formation), since many investment projects were postponed in light of both uncertainty on the economic outlook, social distancing measures and lockdowns that impacted diverse economic sectors. These local events, coupled with the initial effects of the COVID-19 pandemic on Chile’s main trade partners’ economies, particularly China, Europe and the United States, battered the dynamics of some of its key export products. However, in the fourth quarter of 2020, local economic activity began to recover as mobility restrictions were lifted and certain industries, like construction, restaurants and manufacturing, returned to more normal activity. Likewise, household spending was positively impacted by the fiscal aid package implemented by the government to support individuals and the initial effects of two pension fund withdrawals approved by the Chilean Congress. Accordingly, in the fourth quarter of 2020, GDP recovered to 2019 levels, by advancing 0.4%. However, annual GDP contracted 6.0% in 2020.

In 2021, the Chilean economy showed a strong recovery, given both the low comparison base during same period in 2020, as well as a significant rebound in private consumption and, to a lesser extent, in private investment. According to figures reported by the Central Bank, GDP recorded an expansion of 11.7% in 2021 as compared to 2020, primarily driven by household spending, which increased 20.3% as a result of the extraordinary support measures for individuals that began in 2020, such as direct money transfers from the Chilean Government and an additional withdrawal from pension funds approved by the congress that positively impacted individuals’ disposable income. Furthermore, most of the mobility restrictions present in 2020 were gradually lifted in 2021, as a significant part of the population became fully vaccinated and contagion rates decreased steadily, which supported the reactivation of diverse industries, particularly those associated with retail, mass consumption and services. In terms of private investment in infrastructure, machinery and equipment, overall capital expenditures grew 17.6% in 2021 as compared 2020, while government spending expanded 10.3% within the same period, fostered by increasing social demands from the Chilean population and efforts to deal with the lingering effects of the COVID-19 pandemic. Furthermore, the dynamics that boosted household consumption and, to a lesser extent, investment, together with constrained inventories, led the Chilean balance of trade (defined as exports minus imports) to become negative in the year ended December 31, 2021, as reported by the Central Bank.

Although the effects of the COVID-19 pandemic on the local economy and most relevant economies worldwide, such as China, the United States and main European countries, have mostly subsided or significantly improved and the worldwide vaccination process is in progress, it is not clear that new infection waves will not arise, given the appearance of continued or new virus mutations. As such, we cannot assure you that the dynamics displayed by the Chilean economy in 2021 will remain or that the economic growth of Chile’s key international partners will improve or return to pre-COVID-19 levels. Likewise, social developments prompted by the COVID-19 pandemic or new variant strains, could also lead the Chilean economy to severely decelerate, stagnate or even fall into recession, which could have a subsequent adverse effect on our business growth and the business growth of the Chilean banking industry in general.

Additionally, social and political developments occurring in Chile, including the drafting of a new constitution and diverse social and economic reforms that are expected to be sponsored by Chile’s new government administration, which assumed power in March 2022, could affect both consumer confidence and business sentiment, which may in turn result in lowered demand for loans and banking services. Likewise, economic uncertainty linked to these developments could lead to increasing interest rates, higher inflation and an economic slowdown or downturn, which could affect our cost of funds, margins, results of operations, business volumes and financial condition.

Therefore, we cannot assure you that the local economy will grow in the coming years, as it has in the past, or that developments affecting the Chilean economy and the local banking industry will not materially affect our business, financial condition or results of operations. For more information, see “Item 5. Operating and Financial Review and Prospects—Operating Results—Impact of COVID-19 in 2021,” “Item 3. Key Information—Risk Factors—COVID-19 or any other pandemic disease and health events will affect both the global and the Chilean economy, our business or results of operations and could affect our financial condition” and “Item 5. Operating and Financial Review and Prospects—Trend Information—Impact of COVID-19 in 2021.”

Currency fluctuations could adversely affect our results of operations, the value of our ADSs and any distributions on the ADSs.

The Chilean Government’s economic policies and any future changes in the value of the Chilean peso with respect to the U.S. dollar could affect the dollar value of our common stock and our ADSs. Given the floating exchange rate regime that exists in Chile, the Chilean peso has been subject to large fluctuations in the past and this trend could occur again in the future. According to information published by the Central Bank (“Dólar Observado”, which differs from exchange rate of accounting representation or market exchange rate), between December 31, 2020 and December 31, 2021, the value of the U.S. dollar relative to the Chilean peso increased by approximately 19.8%, as compared to the decrease of 5.3% recorded in the period from December 31, 2019 to December 31, 2020. Chilean trading in the shares underlying our ADSs is conducted in Chilean pesos. Cash dividends associated with our shares of common stock are received in Chilean pesos by the depositary, which then converts such amounts to U.S. dollars at the then-prevailing exchange rate for making payments in respect of our ADSs. If the value of the U.S. dollar increases relative to the Chilean peso, the dollar value of our ADSs, and any distributions to be received from the depositary, will decrease. In addition, the depositary will incur customary currency conversion costs (to be borne by the holders of our ADSs) in connection with the conversion and subsequent distribution of dividends or other payments. For more information, see “Item 10. Additional Information—Exchange Controls.”

Since we manage assets and liabilities denominated in foreign currency, our results of operations may be affected by fluctuations in the exchange rates between the Chilean peso and the U.S. dollar, or the Chilean peso in relation to other currencies, despite our policy and Chilean regulations related to the general avoidance of material exchange rate mismatches. In order to reduce the effect of exchange rate mismatches, we enter into foreign exchange derivative transactions, including both hedge accounting derivatives and trading derivatives, that hedge most of our exposure to foreign currency. As of December 31, 2021, our foreign currency-denominated liabilities and Chilean peso-denominated liabilities, which contain repayment terms linked to changes in foreign currency exchange rates, exceeded our foreign currency-denominated assets and Chilean peso denominated assets, which contain repayment terms linked to changes in foreign currency exchange rates, by an amount of Ch$3,600 million (amounting to approximately U.S.$4.2 million as of December 31, 2021), or 0.11% of our paid-in capital and reserves.

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

The social unrest also led to increased volatility in the Chilean stock market, with a significant correction of stock prices and a sharp depreciation of the Chilean peso against the U.S. dollar, both of which were further affected by COVID-19 since 2020. Furthermore, share prices of local banks, including ours, suffered significant declines in the market, while bond spreads of local banks increased.

In response to the social unrest, the Chilean Government announced a social agenda intended to increase basic pensions, expand social health coverage, and reduce and stabilize tariffs for some public services. To fund these initiatives, the Chilean Government and the opposition agreed on amendments to certain tax legislation that was passed by the Chilean Congress and enacted on January 29, 2020. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Income Tax and Item 10. Additional Information—Taxation—Chilean Tax Considerations”. The long-term effects of the social unrest are difficult to predict, but could include slower economic growth and higher unemployment rates, which could adversely affect our profitability and prospects. For example, an increase in the unemployment rate beyond what we predicted, or for a longer period than predicted, could diminish demand for loans and decrease our customers’ payment capacity to repay loans, increasing expected credit losses. Overall, we cannot assure you that the social unrest will decrease in Chile in the near future, and therefore, we can offer no assurance that it will not have a negative impact on economic growth, the overall Chilean business environment and our results of operations and financial condition.

Moreover, to address the social unrest initiated in October 2019, in November 2019, the majority of the local political parties agreed on a process to draft a project of new constitution to replace the current one dating from 1980. This process includes two referendums, the first of which was held in October 2020 to approve or reject the idea of drafting such a new constitution, at which time, the choice of drafting the project of new constitution by the Constitutional Convention won by a broad margin; the second referendum to approve or reject the finalized project of new constitution will be held on September 4, 2022.

In May 2021, the members of the Constitutional Convention were chosen in national elections. The Constitutional Convention initiated its functions in July 2021. Each new article of the new constitution must be approved by two thirds of the Constitutional Convention, which has until July 2022 to finalize the draft of the project of new constitution. The long-term effects of the implementation of a new constitution that will address among other matters, a reform to our current political, economic and institutional system, if approved by referendum, are still hard to predict. Therefore, we cannot rule out that economic growth and investment in Chile may be affected and, that as a consequence, our results of operations or financial condition, may also be affected.

In national elections held in December 2021, Mr. Gabriel Boric was elected as President and he assumed office on March 11, 2022. The Chilean Congress was also elected by the end of 2021. If there is a lack of control and alignment between the Congress and the Chilean President, delays in political and economic reforms could occur. Further, there can be no assurance as to the policies and reforms that the current administration and the newly elected Congress may take or their impact on Chile’s economic and fiscal situation, growth, stability, outlook and, consequently, as to the effects that any such policies or reforms may have on our business, financial condition and results of operations.

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

Since 2017, a bill has been under consideration in the Chilean Congress aimed at reducing the maximum working hours from 45 to 40 hours per week, applicable to employees. Most recently in 2021, new bills have been introduced by members of the Chilean Congress on this matter, including one bill that aims to gradually reduce the maximum working hours to 38 per week within the fifth year of its enactment, while precluding employers from reducing wages. Another bill seeks to modify Chilean labor laws by increasing the participation of employees in companies’ profits and the way that this participation is calculated. The recently appointed administration has also stated that the reduction of weekly working hours is among its priorities in terms of labor reforms. These proposed legislations, if approved and enacted, could translate into higher ongoing labor costs, which could have an adverse effect on our results of operations and future financial condition.

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

In recent years, the Chilean Government presented several bills with the purpose of improving the Chilean pension system. The most recent bills presented by the former Government mainly sought to increase minimum pensions, to introduce a social insurance scheme to adjust for longevity, and to increase the amount each worker must contribute to fund pensions. The nature of the entity that would collect and manage such an increase is also under discussion. However, the new Government has expressed an intention to propose its own reform to the pension system. Measures such as, but not limited to the following, may be presented: (i) replacing current private pension fund managers, (ii) transitioning from individual capitalization to a collective pension system, (iii) reinforcing the current solidarity pillar while maintaining individual capitalization and (iv) some initiatives combining certain aspects of (i) through (iii). Given the uncertainty regarding the reforms the new administration will propose and the differences from prior proposals, we are unable to predict what, if any, reform will be enacted or the final content of such pension reform, including whether pension funds will continue to operate under the current regulatory scheme. The potential adverse effect of any such proposed reform on our financial condition and results of operations cannot yet be ascertained.

Further, during the discussions between the Chilean Government and the Chilean Congress to reach an agreement on a feasible pension reform, as a result of the COVID-19 pandemic, three consecutive pension fund withdrawals and one withdrawal from life annuities (rentas vitalicias), jointly amounting to U.S.$48,500 million as of December 31, 2021 have been permitted by the Chilean Congress. In late 2021, a fourth extraordinary withdrawal from the pension funds was rejected by the Senate and, recently, in April 2022, two projects pursuing further withdrawals from the pension funds were also rejected by the Chilean Congress. Nevertheless, we cannot rule out that new withdrawals that may be proposed in the future, could be approved.

Uncertainty on the future of the Chilean pension system remains, since successive government administrations have not been able to reach an agreement with the Chilean Congress on an increase in the pension amounts to be received by Chilean pensioners. The recently appointed administration has committed to a change in the pension system, which would move from the current based on individual retirement accounts to one composed of individual accounts and colectivelly-funded pensions. We are unable to predict the final content of any pension reform and it is not clear whether pension funds will continue to operate under the current regulatory scheme. Therefore, we cannot assure you that our labor costs will not increase. Since the pension fund managers usually invest a portion of the funds they manage in certain debt instruments (for instance, bonds and time deposits), including those issued by Chilean banks, including us, if the amount of funds available in the pension fund system continues to decrease due to new withdrawals, the demand for both the long-term fixed-income securities we issue as debt to finance our operations and our shares of common stock will decrease, and we will not be able to raise funds from pension fund managers as in the past. As a result, there would be further restrictions to our access to long-term financing, compelling us to seek alternative funding sources in Chile and abroad, which may bear more expensive interest rates and include higher transactional costs, and, as a consequence, may have an adverse effect on our net interest margin, results of operations and financial condition in the long term.

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

We are a full-service financial institution that provides, directly and indirectly through our subsidiaries, a wide variety of lending and non-lending products and services to all segments of the Chilean financial market, providing our customers with powerful, differentiated and comprehensive value offerings. In addition to our traditional banking operations, our subsidiaries and affiliates permit us to offer a variety of non-banking but specialized financial services including securities brokerage, mutual funds management, investment banking, insurance brokerage, securitization and collection services.

Our business is not materially affected by seasonality.

We organize our operations and deliver our services to our customers through the following four principal business segments:

(i)	retail banking;

(ii)	wholesale banking;

(iii)	treasury and money markets; and

(iv)	operations through subsidiaries.

Through our retail banking segment, we provide our individual customers with credit cards, installment loans and residential mortgage loans, as well as traditional deposit services, such as current accounts, demand deposits, demand accounts, savings accounts and time deposits. We and our subsidiaries also offer financial solutions such as insurance brokerage, securities brokerage, mutual funds management, among others. In addition to personal banking, our retail segment comprises micro, small and medium sized companies that we serve by providing them with short- and long-term financing, deposit and cash management solutions, in addition to an array of financial services, such as insurance brokerage. Our banking services for wholesale customers include commercial loans (including factoring and leasing), trade finance, capital markets services, cash management and non-lending services, such as payroll, payment and collection services, as well as a wide range of treasury, financial advisory and risk management products.

In 2008, we enhanced our value offerings by entering into a strategic partnership with Citigroup Inc., as a result of our merger with Citibank Chile. We also offer international banking services through our representative office in Beijing and a worldwide network of correspondent banks.

According to the CMF, under Chilean GAAP, as of December 31, 2021, we ranked first in the Chilean banking industry in terms of net income attributable to equity holders with a market share of 21.4%. As of the same date and excluding operations of subsidiaries abroad, we were the second largest bank in Chile in terms of total loans with a market share of 16.7%, the largest provider of commercial loans with a market share of 17.1%, the second largest provider of consumer loans with a market share of 17.4% and the third largest private sector bank in terms of residential mortgage loans with a market share of 15.8%. As for liabilities, excluding operations of subsidiaries abroad, we were the largest private bank in Chile in terms of current accounts and demand deposit balances (net of clearance) with a market share of 21.6% and, more importantly, we ranked first in current account balances held by individuals with a market share of 25.3%, both as reported by the CMF and as of December 31, 2021. Lastly, according to the Chilean Association of Mutual Funds, as of December 31, 2021, we were the largest provider of mutual funds management services in Chile with a market share of 24.9%.

As of December 31, 2021, we had:

●	total assets of Ch$51,425,948 million (approximately U.S.$60,314.5 million);

●	total loans of Ch$34,265,873 million (approximately U.S.$40,188.4 million), before deducting allowances for loan losses;

●	total deposits of Ch$27,682,797 million (approximately U.S.$32,467.5 million), of which Ch$18,542,791 million (approximately U.S.$21,747.8 million) correspond to current account and demand deposits;

●	equity (including net income, non-controlling interest and provisions for minimum dividends) of Ch$4,818,972 million (approximately U.S.$5,651.9 million);

●	net income attributable to equity holders of Ch$1,056,316 million (approximately U.S.$1,238.9 million); and

●	market capitalization of approximately Ch$6,778,246.1 million (approximately U.S.$7,949.8 million).

As of December 31, 2021, we had 12,284 employees and delivered financial products and services through a nationwide distribution network of 272 branches and 1,761 ATMs. Our ATMs are part of a larger network of 7,553 ATMs operating in Chile, of which 4,775 ATMs operate under a network managed by Redbanc S.A., a company we partly own along with eight other private sector banks.

History

We were founded in 1893 as a result of the merger of Banco Nacional de Chile, Banco Agrícola and Banco de Valparaíso, which created the largest private sector bank in Chile. We have played an important role in the economic history of Chile. Before the creation of the Central Bank in 1926 and prior to the enactment of the General Banking Act, we were the main stabilization agent of the Chilean banking system, a role that is now performed by the Central Bank. Beginning in the early 1970s, the Chilean Government assumed control of a majority of Chilean banks, and all but one of the foreign banks that were operating at that time closed their branches and offices within the country. Throughout this era, we remained as a private sector bank, with the exception of a portion of our shares owned by the Chilean Government that were sold to private investors in 1975. Throughout our history we have developed a well-recognized brand name in Chile and expanded our operations in foreign markets, where we developed an extensive network of correspondent banks. In 1987 and 1988, we established four subsidiaries to provide a full range of specialized financial products and services as permitted by the General Banking Act. In 1999, we widened our scope of specialized financial services by creating our insurance brokerage and factoring subsidiaries. During the early 2000s, the Chilean banking industry witnessed intense merger and acquisition activity. In 2002, we merged with Banco de A. Edwards, which allowed us to expand our business to new customer segments. In 2008, we merged our operations with Citibank Chile. As a result of these consolidations, we currently operate a distribution network that is composed of three brand names, namely, “Banco de Chile” (which operates throughout Chile), “Banco Edwards-Citi” (which is primarily oriented to higher income segments) and “Banco CrediChile” (which is focused on consumer loans and demand accounts for lower- and middle-income segments).

During 2017, we were first in terms of net income and profitability within the local banking industry, with a market share of 26.1% and a Return-on-Average-Equity (“ROAE”) of 19.3%, both under our internal reporting policies. These achievements were attained during a difficult economic landscape, which resulted in a significant slowdown of the corporate lending business that impacted certain macroeconomic indicators such as unemployment, which adversely affected the credit quality of our personal banking business. Amid this environment, we maintained our customer-centric approach and focused on developing new ways to enhance the customer experience by expanding our service offerings, business platforms and benefits to our loyalty program. For example, we launched a new website for companies, aimed at serving corporates, other large companies and SME customers. Similarly, we created a new mobile application and upgraded existing ones. We released “MiInversion” which serves as a portfolio management platform for retail customers and developed new functionalities for the MiBanco application. We believe remote channels are the future of banking and are continuously promoting their use among customers while seeking new solutions to offer banking products through mobile or internet technologies. This strategy boosted demand for mobile and internet services that during 2017 reflected increases of 78% and 11% in monetary transactions using these means, respectively. In addition, our enhanced loyalty program added new alliances with two airlines and negotiated access to a VIP lounge for customers at the Santiago airport. These initiatives continue to demonstrate our commitment to superior customer service and have allowed us to obtain a 73.3 % average net promoter score in 2017, as measured by a syndicated study conducted by Consultores Asociados de Marketing Cadem S.A., or “CADEM,” the highest among our relevant peers. We also undertook transformational changes by assessing relevant processes in terms of efficiency, cost control and operational risk. We believe these actions are necessary to maintain our market leading position in an increasingly competitive banking industry. Lastly, we received recognition for our business performance and digital strategy including being recognized as the Best Bank in Chile, Best Digital Bank for Companies in Chile and Best Sub-Custodian Bank in Chile by Global Finance and being named the Best Mobile and Digital Bank in Chile and the Best Investment Bank in Chile by Global Banking & Finance Review.

Throughout 2018, we led the market in terms of net income attributable to equity holders with a 25.3% market share, which translated into an above-average ROAE of 19% (both figures under Chilean GAAP). Thanks to this performance, we were able to earn sufficient income to fully repay the subordinated debt held by SAOS with the Central Bank in April 2019. This was a significant milestone in our history, as we were able to pay off this debt 17 years before the original maturity date. In 2018, our loan book increased 9.7%, thanks to record sales in installment and mortgage loans while also adding a record amount of new current account holders. We also continued to focus on superior customer service, attaining first place in service quality among our peers by posting an average net promoter score of 71.2%, as measured by a syndicated study conducted by CADEM, and an attrition rate of only 6.2%, according to our management information system. Based on these attributes we received the “National Customer Satisfaction Award” and the “Consumer Loyalty Award” in 2018. Aligned with this view, we continued to develop our digital strategy in order to assure stability and efficiency on our diverse platforms while innovating in new products provided online and adding new functionalities to some of our applications (MiBanco, MiPago and MiInversion). Due to these improvements, the number of mobile transactions in our mobile platforms increased to 35.1 million in 2018, which represented an annual increase of 60.8%. Also, thanks to our digital banking strategy we were once again recognized as the “Best Digital and Mobile Bank in Chile” by Global Banking & Finance Review and “Innovative Digital Bank of the year in Chile” by The European Magazine. Cybersecurity was also a central point of attention for us in 2018. After the cyber-attack occurred in May 2018, on which we timely reacted based on solid security protocols, we decided to enhance our organizational structure and IT infrastructure by creating the new Cybersecurity Division, which took various actions in order to promote a cybersecurity culture across the company.

In 2019, we achieved significant accomplishments, all of which were aligned with our long-term strategy, while maintaining a clear focus on our customers’ needs. For example, we began the year signing a long-term, exclusive partnership for life and non-life insurance products with an international insurance company. We expect this partnership to provide our customers with a wide array of insurance solutions, as well as give us the ability to offer products with an excellent price-to-quality ratio. Additionally, we entered a commercial alliance with a local Chilean retailer, allowing us to expand our ATM network by 22.5% on average in Chile during 2019 when compared to 2018. Through these initiatives, we maintained our position as a market leader in fee-based income in 2019, while significantly widening the competitive gap with followers in the industry. During 2019, we also continued working to meet specific goals and improving our customer proximity in order to better meet their needs. To this purpose, we continued to deploy our digital transformation strategy by implementing a digital onboarding for customers seeking to remotely open a checking account. We continued developing our new service model to unify customer service under CrediChile and Banco de Chile brands through merging several branches. Through these initiatives, we continued being an industry leader among major banks in service quality, holding a net promoter score of 72.5% as of December 31, 2019 according to a syndicated study performed by ProCalidad. Further in 2019, we placed our first green bond to finance renewable energy projects in Chile while issuing a subordinated bond to take advantage of both low interest rates and the phase-in period proposed by the regulation in connection with the Basel III implementation in Chile. 2019 was also an iconic year for share ownership, since SAOS was able to fully repay the Central Bank subordinated debt on April 30, 2019 based on the dividend received from our net distributable earnings for the year ended December 31, 2018. Consequently, SM-Chile and SAOS entered into a liquidation process and their Banco de Chile voting rights were transferred to their respective shareholders. As a result, the free-float of our stock increased from approximately 32.09% to 48.74% (including Ergas group). Finally, as of December 31, 2019 we were the market-leading bank in Chile in net income attributable to equity holders and profitability, with a market share of 23.4% and a ROAE of 17.5% (under Chilean GAAP).

In 2020, our main achievements were related to both adapting our operations and processes to the contingencies produced by the COVID-19 pandemic, while being able to successfully overcome the financial challenge posed by the economic crisis caused by the pandemic. In order to continue adapting our operations to the increasing demand for remote settings and faster services from our customers, while still addressing the effects of mobility restrictions and lockdown, during 2020 we emphasized the importance of digital transformation within our organization. First, we enhanced some of our main mobile applications (MiBanco and MiPago) and our online websites for individuals, by optimizing their security protocols while providing better and more organized content to improve the user experience. In addition, one of the most important milestones of the year was the launch of the FAN account, our fully digital onboarding bank account that promotes financial inclusion among all income segments. We believe, this initiative enabled us to strengthen our market-leading position in demand deposits, as reflected by a market stake of 27.1% reached in demand deposit account balances held by individuals as of December 31, 2020 (excluding operations of subsidiaries abroad). As a consequence of these efforts on digital transformation, we were rewarded and recognized as the Innovative Digital Bank of the Year in Chile by The European magazine. Also, during 2020, we continued implementing our new service model for branches, while modernizing them in order to comply with the sanitary restrictions as a result of the COVID-19 pandemic. These actions, coupled with a set of other measures taken in order to guarantee our operational continuity, led us to being recognized as the leading bank in Best Service Quality in 2020 according to Adimark. Moreover, during the course of the year we improved our organizational structure by creating the Productivity and Efficiency Division, which aims to accelerate the implementation of initiatives intended to optimize our operations while identifying new opportunities to improve diverse processes. Likewise, we continued to reinforce our cybersecurity structure by creating three subdivisions in order to better cope with new challenges that digital transformation poses: (i) the Cybersecurity Operations unit, (ii) the Intelligence and Response unit, and (iii) the Detection and Containment unit. Throughout 2020, we also deployed the National Support Plan in order to support our customers that were affected by the COVID-19 pandemic. This initiative enabled customers to reschedule up to six installments of consumer, residential mortgage and commercial loans while reprogramming their credit card debt, as well as a special support program that granted government-guaranteed working capital loans to SMEs and large company clients. As of December 31, 2020, we had granted nearly Ch$1,890,000 million in these secured loans, representing a 6.1% of our total loan portfolio. Also, as of the same date, we had rescheduled approximately Ch$414,155 million of installments of consumer, mortgage and commercial loans.

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

During 2021, under Chilean GAAP and according to the CMF, we once again led in terms of net income attributable to equity holders by recording a year-end market share of 21.4% within the banking industry, representing a ROAE of 20.16%, which denotes an annual expansion of 71.2% in net income (under Chilean GAAP). Regarding our loan portfolio, as of December 31, 2021, we recorded Ch$34,265,873 million in loan balances under IFRS, reaching a double-digit expansion on an annual basis. Our loan book was mostly influenced by solid annual increases in commercial and residential mortgage loans that grew steadily over the course of the year. While commercial loans continued to be influenced by the state-guaranteed loan program (FOGAPE and FOGAPE Reactiva), residential mortgage loans managed to expand aligned with higher-than-expected inflation and despite the pick-up in long-term interest rates during 2021. As for consumer loans, the contraction experienced by this lending product during 2020 and much of 2021 began steadily reversing over the last months of 2021 by gradually approaching pre-pandemic loan balances. Furthermore, in 2021, in regard to our digital transformation strategy, we continued to enhance the value offering behind the FAN Account, our full digital onboarding account, by implementing new services, such as: (i) a new customer service channel with a chatbot called FANi, (ii) full access to digital Banco de Chile’s ecosystem and (iii) cardless cash withdrawal. Thanks to these efforts, we managed to attract nearly 581,000 new clients during 2021, which were added to approximately 115,000 new current account holders, resulting in a year-end increase of 22.3% in current accounts and demand deposits and a market-leading share of 21.6% (according to the CMF). In addition, in December 2021, the phase-in period for implementation of the Basel III framework became effective in Chile, which includes new regulations in connection with regulatory capital and credit, market and operational risk-weighted assets. Our proactive approach to Basel III implementation has allowed us to remain as the strongest bank in terms of capital adequacy among major banks in Chile by recording Total Capital or Regulatory Capital and CET1 ratios of 17.3% and 13.0%, respectively, as of December 31, 2021, while having the highest amount of additional provisions (accounted for under Chilean GAAP) among private local banks as of the same date.

Furthermore, in 2021 we received an “A” rating from a recognized international ESG index that assesses diverse categories associated with this subject. This new rating, which denotes an improvement of three notches when compared to the former evaluation, reflects the strong accomplishments we have attained in ESG initiatives. In addition, in December 2021, we issued a U.S.$500 million 144A/Regulation S bond in the international capital markets in order to diversify our liability structure while generating funding for our long-term sustainability. This long-term debt placement joined a special bond issued a few months earlier that was intended to finance SMEs while promoting female development in their workplaces. Lastly, we successfully completed the final steps of our new service model for branches, which will allow us to provide better solutions and services to our customers while offering an improved customer experience through a more efficient, technological and modern branch network.

The 1982-1983 Economic Crisis and the Central Bank Subordinated Debt

During the 1982-1983 economic crisis, the Chilean banking system experienced significant instability that required the Central Bank and the Chilean Government to provide assistance to most Chilean private sector banks, including us. Subsequent to the crisis, like most major Chilean banks, we sold certain of our non-performing loans to the Central Bank at face value on terms that included a repurchase obligation. In 1989, banks were permitted to repurchase the portfolio of non-performing loans in exchange for assuming a subordinated obligation equal to the difference between the face and economic value of such loans, which we did in November 1989.

In November 1996, pursuant to Law No. 19,396, our shareholders approved a reorganization by which Banco de Chile was converted into a holding company named SM-Chile S.A. (SM-Chile). In turn, SM-Chile organized a new wholly-owned banking subsidiary named Banco de Chile, to which the former contributed all of its assets and liabilities, other than the Central Bank subordinated debt. In addition, SM-Chile created a second wholly-owned subsidiary named Sociedad Administradora de la Obligación Subordinada SAOS S.A. (SAOS) that, pursuant to a prior agreement with the Central Bank, assumed a new obligation in favor of the Central Bank that fully replaced the Central Bank’s subordinated debt and received 63.6% of our shares from SM-Chile. Thus, SAOS would repay the new obligation by means of the proceeds of the dividends it would receive from us. Pursuant to SM-Chile’s bylaws, that company would remain in existence until the Central Bank subordinated debt was completely paid off by SAOS, which finally occurred on April 30, 2019 by using the dividends distributed by us with charge to our net distributable earnings for the year ended December 31, 2018. Since that date, SM-Chile has been in the process of liquidation while SAOS was dissolved immediately. As of the date of this annual report, the liquidation process of SM-Chile is in progress and is expected to end by 2025.

As a consequence, the shares of Banco de Chile owned by SM-Chile and by SAOS were distributed among Banco de Chile’s shareholders and the former SM-Chile shareholders became our shareholders. Based on this LQ Inversiones Financieras S.A. and Inversiones LQ–SM Ltda., increased their direct ownership in Banco de Chile, from their prior shareholdings of 27.18% and 0.29%, respectively, to 46.34% and 4.81% in each case, while the public float of our stock increased significantly.

For more information on the Central Bank Subordinated Debt and the liquidation process of SM-Chile, see “Item 4. Information on the Company—History and Development of the Bank–History—The 1982 1983 Economic Crisis and the Central Bank Subordinated Debt” and “Item 7. Major Shareholders and Related Party Transactions—Ownership Structure” in the Form 20-F for the year ended December 31, 2020 filed with the SEC on April 30, 2021.

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

Merger with Citibank Chile

On December 27, 2007, our shareholders approved our merger with Citibank Chile, which became effective on January 1, 2008. During 2008, we integrated Citibank Chile’s technological platforms with ours and established a new organizational structure in order to satisfy the needs of our customers and to achieve important synergies. We concluded the merger process with the integration of Corporación Financiera Atlas S.A. (Citibank Chile’s consumer area) into our Consumer Finance Area (CrediChile), which allowed us to nearly double our customer base and market share in consumer finance. As result of this merger and integration process, we entered into the following agreements with Citigroup Inc. to provide a framework for our relationship with Citigroup Inc., its services and trademarks in Chile: (i) the Global Connectivity Agreement, (ii) the Cooperation Agreement, (iii) the Trademark License Agreement and, (iv) the Master Services Agreement. On October 22, 2015, we entered into a new Global Connectivity Agreement, a new Cooperation Agreement and a new Trademark License Agreement with Citigroup Inc. All of these new agreements replaced the original agreements we entered into on December 27, 2008. In addition, on January 26, 2017, we entered into a new Master Services Agreement with Citigroup Inc. All of these agreements have continued to be extended, amended and/or restated successively. For more information, see “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.

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

During 2018, we continued to enhance our diverse IT infrastructure and digital platforms in order to assure stability and efficiency to our processes, attract new potential clients while continuously improving the service provided to our current customers. To this extent, we focused on continued developing new stages of our new CRM system and sales platform by introducing a new pricing tool for individuals that allow our account officers to easily use and access to our customers’ information, and intensified our efforts to expand and improve our remote channels given the massive use of internet and fast adoption of smart phones. In that direction, we added new functionalities to some of our applications, and expanded our RedGiro service to the mobile banking, only available on our website until 2017.

In May 2018 we suffered a cyber-attack involving the theft of funds that subsequently resulted in an operational write-off of approximately Ch$6,900 million or U.S.$9.9 million (mostly recovered from the redemption of an insurance policy). Even though this incident temporarily affected certain services provided to our customers, we were able to maintain the continuity of our operations. In addition, as of this date, based on our internal analysis we have found no evidence whatsoever that our customers were affected by this incident in terms of misappropriation of funds. See “Item 3. Key Information—Risk Factors—Risks Relating to our Operations and the Chilean Banking Industry—Cybersecurity events could negatively affect our reputation or results of operations and may result in litigation.” This cybersecurity incident, although successfully overcome, posed new challenges for us in terms of cybersecurity infrastructure, controls and procedures. Thus, as part of the efforts to improve our cybersecurity risk management, we created the Cybersecurity Division in June 2018, which replaced our former Technological Security Area. The new division is the first line of defense for us on these matters and is in charge of mitigating and managing cybersecurity threats. The division is focused on managing projects aimed at improving our cybersecurity protocols and procedures. During 2018, the Cybersecurity Division undertook diverse IT projects in order to reinforce our infrastructure and cybersecurity capabilities, acquiring world-class protection software and firewalls while investing in specialized platforms to address this significant topic. During 2018, we invested approximately Ch$9,915 million in cybersecurity equipment and software and incurred approximately Ch$9,847 million in operating expenses related to cybersecurity matters. These disbursements almost doubled the total amount incurred in 2017.

In addition to executing our digital transformation strategy to improve customer experience, in 2019 we also developed and implemented various projects aimed at improving cybersecurity infrastructure, efficiency and customer service. We launched our E360° tool, which is a tactical dashboard that enables standardization of offerings, while also improving the management of commercial efforts, customer visits and promises to clients. In SMEs, middle market companies and Corporate Banking, we successfully migrated a majority of the customer base to a new web-based transactional platform, Banconexion 2.0. This platform was developed to address segment needs, delivering an improved customer experience while ensuring high security standards in banking operations. Furthermore, as a result of a commercial partnership with a local retailer, we were able to significantly expand our ATM network by 15%. Additionally, throughout 2019, we carried out various cybersecurity projects aimed at improving in-networks, workstations, servers and digital applications, while enhancing access-control through technological solutions and software. To increase efficiency and productivity, we developed new automated transactional platforms for foreign currency trading to help meet the needs of professional and non-professional counterparties. Lastly, we adopted a world-class module for collateral management, improving the administration of our derivative portfolio and counterparty risk.

In 2020, it became clear that the acceleration of our digital transformation was critical to remain competitive in this challenging industry. Since the beginning of the COVID-19 pandemic in our country, we have been continuously identifying upgrades in our models, processes and platforms in a year where our customers are increasingly demanding less physical contact, while still receiving fast, flexible and reliable services. In this context, in September 2020, we officially launched the FAN account, a 100% digital debit account for individuals. Moreover, we continued to migrate our middle market companies to Banconexion 2.0, the online transactional platform for companies. Furthermore, this platform was used to grant government-guaranteed working capital loans to SMEs and middle market companies, related to the FOGAPE program, which coupled with the National Support Plan that provided funding to our customers during the difficult times of the COVID-19 pandemic. In addition, an increased number of employees working at home compelled us to improve our cybersecurity protocols, such as the implementation of the Authentication Enrollment (MFA) platform that allows our collaborators to authorize their login to the Bank’s software through their personal smartphones. Furthermore, we updated our main website and both MiBanco and MiPago mobile apps, by improving their structure, security protocols and graphics, in order to offer an optimized and unified web view within our digital channels. Lastly, we also advanced in the implementation of “Pricing Empresas,” a pricing model for companies that seeks to improve our management and customer segmentation, as well as implementing a new module in the Murex system associated with collateral management for derivatives.

During 2021, we strengthened our transactional coverage, service standards as well as increased functionalities on our web and digital platforms, incorporating digital marketing tools which were crucial to providing effective and timely support to customers. First, we made upgrades in some of our mobile applications, most of them related to enhanced security protocols, updated graphics as well as new and optimized functionalities, to allow us to provide a unified offering through our digital channels. With that in mind, in order to make things easier for our clients, we launched a QR code payment service for SMEs through the MiPago and MiBanco applications, a service that is already available in more than 6,000 commercial locations across the country and in WebPay, an online secure payments gateway. We also implemented a smart-pay service for credit and debit cards that enables customers to make payments through their digital wallets, using Garmin Pay, Fitbit or Google Pay in smartphones and smartwatches. Similarly, we relaunched MiSeguro, our application that allows our customers to address and manage their insurance programs by adding new functionalities that will facilitate the acquisition of new insurance policies while simplifying after-sale support services. Moreover, in 2021 we completed the migration of our SMEs, large companies and corporate customer base to Banconexion 2.0, a new website for companies that aims to improve the customer experience by providing one of the highest cybersecurity standards within the banking industry, which coupled with the addition of new products to the platform that allowed our customers, for instance, to manage and apply for FOGAPE Reactiva loans completely through Banconexion 2.0. In addition, we launched the mobile application Mi Banconexion, a new mobile application that allows companies to visualize and monitor their balances and movements in banking accounts, credit cards and lines of credit. Furthermore, our online banking incorporated a new feature that enables customers to request the rescheduling of their installments of residential mortgage loans as well as the possibility to send payment orders abroad. In terms of our FAN account, our 100% digital debit account for individuals, we reached nearly 730,000 clients as of December 31, 2021. Lastly, we launched B-TV, a nationally televised live show intended to prompt direct and 100% online communication between clients and collaborators by providing relevant content to our viewers (commercial campaigns, talks, events, webinars, among others). Through this new communication channel, we expect to develop a closer relationship with our clients and the communities in which we operate.

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

Capital Expenditures

The following table sets forth our capital expenditures in each of the three years ended December 31, 2019, 2020 and 2021:

	For the Year Ended December 31,
	2019		2020		2021
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$)
Computer equipment	Ch$	28,117	Ch$	20,658	Ch$	22,367
Furniture, machinery and installations		2,656		1,510		2,349
Real estate		12,555		6,303		9,477
Vehicles		184		—		—
Subtotal		43,512		28,471		34,193
Software		20,928		18,631		30,222
Total	Ch$	64,440	Ch$	47,102	Ch$	64,415

Our budget for capital expenditures for 2022 amounts to approximately Ch$79,466 million, of which expenditures in information technology investments represent 78.2%, while infrastructure projects represent the remaining 21.8%. The budget for capital expenditures is in line with our mid-term strategic priorities of improving our efficiency and enhancing our customer service capabilities with a firm focus on digitalization. These capital expenditures will be principally financed by cash on hand and long-term debt financing.

Among the budgeted expenditures for information technology, 59.1% corresponds to new and ongoing IT projects undertaken by Banco de Chile, which are intended to provide us with business solutions for customers, technological stability, cybersecurity tools, improvements in productivity, enhancements in our communication network and cloud as well as reinforced cybersecurity infrastructure and systems. Of the remaining 40.9% budgeted for IT expenditures, 18.0% is intended for the renewal of our technological infrastructure, which includes further optimization of our nationwide ATM network, 14.7% relates to the development of applications in order to provide us with digital alternatives to meet customers’ needs, another 5.6% is aimed at supporting regulatory compliance requirements and the remaining 2.6% consists of investments in technological equipment and system improvements to be carried out by certain subsidiaries.

Our 2022 infrastructure expenditures budget includes disbursements associated with general maintenance investments (34.0%), the refurbishment of our branch network (30.0%), renovation and restoration of our corporate buildings (20.9%), implementation of security devices for branches (12.0%) and other initiatives related to subsidiaries and security expenditures (3.1%).

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

Our main competitive strengths are:

Brand Recognition and Strong Corporate Image

We have operated in the Chilean financial industry for 128 years under the “Banco de Chile” brand name. In order to provide our customers with specialized value offerings and a wider range of financial products and services, we have also developed the “Banco Edwards-Citi” and “Banchile” brand names. We believe our long-standing history in the Chilean market is recognized by our customers and the general public, who associate our brands with value, quality, reliability and social responsibility within the Chilean financial industry, as demonstrated in various polls conducted by well-known market research companies. We believe that our long history in the Chilean banking industry is a key element that differentiates us from our competitors.

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

In 2021, we received various distinctions due to our strong brand recognition within the banking industry. Among these awards, we ranked second in corporate responsibility and corporate governance among local banks, according to a study conducted by MERCO. Likewise, Global Finance magazine recognized us as the Best Bank in Chile at the Best Bank Awards 2021. According to studies conducted by GFK Adimark, we ranked first among comparable peers in various categories such as most reliable bank, most solvent bank in terms of capital base and the bank with the strongest commitment to its customers, for the year ended December 31, 2021.

Business Scale and Leading Market Position

We are one of the largest financial institutions in Chile and a market leader in a broad range of financial products and services within the Chilean financial system, as listed in the following table:

	As of December 31, 2021
	Market Share	Market Position
Total Balances of Demand Deposits and Current Account (1)	21.6%	1st
Current Accounts Balances held by Individuals	25.3%	1st
Mutual Funds (Assets Under Management)	24.3%	1st
Net Fees and Commissions Income	20.3%	1st
Net Income of Securities Brokerage Subsidiary (2)	25.1%	1st

Source: Chilean Association of Mutual Funds and the CMF.

(1)	Excluding operations of subsidiaries abroad and net of clearings.

(2)	Including the whole market and not only subsidiaries of local banks.

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

In addition, in recent years we have focused on further penetrating the retail banking market through diverse value offerings intended to cover our target demographics and enterprises. Therefore, in recent years we have prioritized the expansion of our residential mortgage portfolio and our presence in transactional services such as credit cards, current accounts and demand accounts, as we believe they are effective means to build long-term relationships and customer loyalty, while increasing cross-selling opportunities. For this reason, through our Individual and SME Banking Area, we aim to lead the market in services offered to high, medium and low-income individuals for whom we have developed an attractive and complete portfolio of financial services, including a full range of wealth management services through one of our subsidiaries. We supplement these value offerings with specific proposals for SMEs, which in recent years has coupled with value offerings satisfying small scale entrepreneurs’ financial needs and individual customers in outlying districts seeking deposit and transactional solutions. This broad variety of services has also enabled us to lead the Chilean market in terms of income from fees and commissions.

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

Broad and Diversified Customer Base

We believe that we have one of the largest customer bases among financial institutions in Chile. In recent years, we have been able to expand our customer base by providing attractive and tailored value offerings based on continuously improving segmentation and by applying sophisticated business intelligence tools. As of December 31, 2021, according to our management information system, we had approximately 1,338,549 core clients, which had at least a current account or a loan outstanding with us. In addition, with respect to our main banking products, as of December 31, 2021, we had approximately 1,081,119 current accounts holders, approximately 170,348 time deposit holders, approximately 114,026 saving account holders. Similarly, as of December 31, 2021, we were the largest privately-owned bank in terms of number of borrowers with a 18.1% market share associated with 1,026,722 debtors, according to data published by the CMF. As of the same date, according to the CMF, we had 1,471,584 credit card account holders.

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

We are present in all regions of Chile and strive to be accessible to every Chilean customer through our large branch network as well as non-physical contact channels. As of December 31, 2021, we had a nationwide branch network of 272 branches, the second largest in Chile among private sector banks, according to information published by the CMF. This network is composed of 238 branches under our “Banco de Chile” brand name and 34 branches under our “Banco Edwards Citi” brand name. During 2021, we completed the consolidation process of our “Banco CrediChile” branches under the “Banco de Chile” brand name. We believe that our branch network enables us to develop close relationships with our customers and therefore we are constantly assessing new branch locations throughout Chile.

We have also complemented our branch network with non-physical remote channels, such as ATMs, internet-based online platforms and mobile banking applications. As of December 31, 2021, we had 1,761 ATMs throughout Chile and we provided our customers with specialized internet websites for each of the segments we target, coupled with diverse mobile banking applications, including MiBanco, MiBanconexion, MiBeneficio, MiCuenta, MiPago, MiPass, MiInversion and MiSeguro. During 2021, 81% of the total transactions (monetary and non-monetary) carried out by customers and non-customers in our distribution channels were performed through non-physical remote channels.

Proven Digital Banking and Business Intelligence Capabilities

Over the last years, digital transformation has been steadily increasing its importance within the Chilean banking industry, a trend that was accelerated during 2020 because of the health and social contingencies derived from the COVID-19 pandemic. In order to be aligned with our customers’ needs during such a challenging period, we made several cultural changes within our organization, which include the introduction of new financial products, services and technologies. By doing so, we expect to achieve sustainable growth in the coming years and to improve both our processes’ efficiency and the consumer experience with the Bank.

Key Pillars of Banco de Chile’s Digital Transformation Strategy

During 2021, we implemented several advances in both the back and front office aimed at improving customer experience by expanding digital channels, adding new products and functionalities. We have also continued increasing sales through these points of contact by working with advanced analytics in order to improve cross-selling. Additionally, we are working on developing a talent and digital culture across the Bank in order to bolster our capabilities while emboldening innovation.

One of the key pillars of our digital banking strategy has been the development of cutting-edge mobile applications and customized websites. Over the last years, we have devoted efforts to enhance our mobile banking platforms by developing and launching diverse applications, including MiBanco, Mi Pago, MiSeguro, MiInversion, MiPass and MiBeneficio. We are continually improving the functionalities and robustness of applications that enable our customers to perform most of the transactions they can execute on our websites, such as: (i) accessing their account balances, (ii) executing electronic money transfers, (iii) generating secure passwords to make such transfers, (iv) making cash advances from credit cards to checking accounts, (v) making bill payments, (vi) requesting for reimbursements from other Banco de Chile’s customers by scanning a QR code, and (vii) managing their personal investment portfolio by investing or disinvesting in equity, fixed-income and mutual funds, among others.

Also, in 2020, we launched FAN Account, which is a full digital onboarding demand account. As of December 31, 2021, we have reached 729,611 customers. In addition, throughout 2021 we added more functionalities to the FAN Account in order to improve customer experience while fostering loyalty.

We believe these and other similar initiatives have allowed us to continue improving our online channel usage rates, as illustrated in the table below, which sets forth information regarding the evolution of the numbers of transactions (monetary and non-monetary) carried out by customers and non-customers through our diverse distribution channels were performed through non-physical remote channels. See “Item 4. Distribution Channels and Electronic Banking”.

Competitive Funding Structure

We believe that we have a cost effective and highly competitive funding structure based on our leading market position in current accounts and demand deposits, especially among individuals. According to the CMF, as of December 31, 2021, with a 25.3% market share, we ranked first within the Chilean banking industry in current account and demand deposits held by individuals. Similarly, as of that same date and excluding operations of subsidiaries abroad, we were the first bank in Chile in terms of total balances of non-interest bearing current accounts and demand deposits representing 21.6% of the industry (net of clearing), as reported by the CMF. Our total balances of current accounts and demand deposits represented 35.9% of our funding structure as of December 31, 2021 (under Chilean GAAP), as compared to the 27.5% reported by the Chilean financial industry as a whole, excluding Banco de Chile. In addition, we have a solid base of funding from retail customers, who held demand deposits and time deposits that jointly represented 44% of our total funding as of December 31, 2021. This characteristic provides us with a stable source of funding that is reflected by a 30-day moving average renewal rate of retail time deposits which reached around 79% as of December 31, 2021.

We strive to diversify our liability structure in terms of sources, types of instruments and markets with the aim of maintaining a competitive cost of funding and improving our liquidity. In 2021 we were more active than in the previous year in terms of long-term debt placements in both local and overseas markets. The increase in debt issuance was the result of our mid-term funding strategy that aims to diversify our liability structure in order to finance loan growth at convenient cost of funds amid expectations of increasing interest rates a lower funding from demand deposits for the same reason. As such, we will continue monitoring market opportunities in order to take advantage of our superior credit rating within Chile and Latin America. In 2021 we carried out the following debt placements: (i) Ch$36,097 million in Japan with a 10-year maturity, (ii) Ch$31,203 million in Australia with a 10-year maturity, (iii) Ch$698,435 million in commercial paper, (iv) approximately Ch$115,483 million in Switzerland with a five-year maturity, (v) Ch$82,543 million in Japan with a five-year maturity, and (vi) Ch$419,345 million in the international capital markets through a Rule 144A/Regulation S issuance with a ten-year maturity.

We believe that our funding structure provides us with a cost advantage over many of our competitors (which use a higher proportion of interest-bearing liabilities), as current accounts and demand deposits are non-interest bearing in Chile. We also believe that our solid market position in demand deposits, together with our high international credit ratings, translated into one of the lowest costs of funding from liabilities associated with interest bearing deposits and long-term debt, among the five largest banks in Chile.

Prudent Risk Management & Superior Asset Quality

We are one of the Chilean financial institutions with the highest credit quality and the healthiest loan portfolio in Chile. We believe this asset quality is the result of our well-known prudent risk management approach and accurate credit risk models that are continuously being updated and have enabled us to maintain relatively low levels of past-due loans (loans 90 days or more past due) and high coverage indicators over the last few years. According to the CMF, and under our internal reporting policies, as of December 31, 2021, we had a delinquency ratio (loans 90 days or more past due as a percentage of total loans) of 0.85% which was well below the industry average delinquency ratio of 1.33% posted by the Chilean banking industry (excluding Banco de Chile) as of the same date. Additionally, according to data published by the CMF, as of December 31, 2021, we had a coverage ratio (allowances for loan losses over loans 90 days or more past due) of 248.2%, which was well above the industry average coverage ratio of 183.9% as of the same date (excluding Banco de Chile). Over the last years, the utilization of business intelligence tools has also contributed to an improvement in our credit risk management. In this regard, during 2018 we successfully re-launched our pre-approved loan program through which we target a select group of retail customers to help them meet their borrowing needs depending on their life cycle stage and credit profile. During 2019, we successfully added SMEs to the pre-approved loan program, which enabled us to maintain solid growth rates in this segment with contained credit risk. In 2020, we also adjusted and implemented new admission protocols for the credit granting process considering an economic landscape of higher uncertainty, increased unemployment and lower disposable income of our customers. In addition, we continued to implement “Pricing Empresas,” our pricing model for companies.

In 2021, we continued to improve our provisioning models while reinforcing our credit risk monitoring in order to reflect accurately the effects of the dynamics of the local economy on the payment behavior of our borrowers while being prepared to respond to lagging indicators of the effects of the pandemic on asset quality.

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

Source: Banco de Chile.

●	Customer Centric Decision Making

We aim to support our customers and meet their needs throughout their lives. In order to achieve this goal, we strive to promote customer proximity and reliability, while providing our customers with the best service quality within the local market.

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

We firmly believe that there is room to grow in retail banking. Although Chile’s per capita GDP has increased fourfold over the last 30 years, banking penetration is still below that in developed countries, particularly in relation to residential mortgage and consumer loans. In fact, as of December 31, 2021, the loan book of the Chilean banking industry (excluding operations of subsidiaries abroad) represented 85% of Chilean GDP. As of the same date, mortgage and consumer loans represented 27% and 10%, respectively. On the other hand, according to the CMF, as of December 31, 2021, we had market shares of 15.8% and 17.4% in residential mortgage loans and consumer loans, respectively, both behind the market leader by 5.4% and 3.1% in each case. Given the fierce competition in the Chilean banking industry, in order to take advantage of these opportunities, we are continuously developing innovative products and services to diversify our revenue sources. Accordingly, we have strived to build comprehensive value offerings for our retail segment in order to continue enhancing our fee-based income by promoting digitalization of products and services provided to these customers while improving benefits related to our customer loyalty programs.

Similarly, in our wholesale banking segment, we aim to maintain a market-leading position in loans while growing profitably in a market that is characterized by low margins and fierce competition. We intend to accomplish these goals by increasing our cross-selling of non-lending products and services. For this reason, we are focused on improving our cash management services, enhancing our internet-based and mobile services, increasing the penetration of products designed by our treasury and money market operations segment, strengthening our presence in certain lending products such as leasing and factoring and promoting international businesses by taking advantage of the Global Connectivity Agreement we maintain with Citigroup and the specialized array of financial services offered by our subsidiaries, such as securities brokerage, mutual funds management and financial advisory in order to meet the needs of certain niches within this business segment. The success of our wholesale banking segment is critical to our ability to maintain sustainable growth in revenues, particularly in fee-based income. Thus, cross-selling is one of our main priorities in this segment.

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

●	Main Achievements in 2021

(1) Leading Position in Demand Deposits

Our funding structure is one of our most important competitive advantages. In 2021, we continued to lead the industry among private banks in current accounts and demand deposit accounts by recruiting approximately 116,600 new current account holders. This recruitment partly sustained an 8.0% increase in the amount of current account holders, when compared to the holders we had as of December 31, 2020. Further, we achieved solid growth in the premium account holders base, which are accounts that have the highest average balance per current account in the local banking industry. We also continued to benefit from a flight-to-quality effect during 2021, amid the uncertainty produced by the COVID-19 pandemic among our customers as well as liquidity levels above average figures due to diverse non recurrent effects, which is supported by our superior credit rating and reputation, based on a strong soundness image.

Accordingly, we reached Ch$18,542,791 million in year–end demand deposit account balances in 2021, which represented a 22.3% increase compared to 2020. As of December 31, 2021, we held a market share of 21.6% in total demand deposit account balances within the industry, excluding the operations of subsidiaries abroad and net of clearing, which placed us as the largest privately-owned bank in Chile. More importantly, we held a market share of 25.6% in personal banking based on account balances, ranking first within the whole banking industry.

(2) FAN Account

In the second half of 2020, we launched the FAN Account, our full digital onboarding account designed for all type of individual customers. This account may be digitally opened without visiting our branches, with no paperwork but still subject to our strict account approval processes. Additionally, the FAN Account permits holders to perform local and international purchases with no entrance or maintenance fees, which pursues to promote financial inclusion. Also, the FAN account holders have access to all the benefits and platforms offered by the Bank to its customers. During 2021, we continued to enhance the value offering behind the FAN Account by implementing services, such as: (i) a new customer service channel with a chatbot called FANi, (ii) full access to digital Banco de Chile’s ecosystem and (iii) cardless cash withdrawal.

Based on these advantages, as of December 31, 2021 we had been able to attract new customers through FAN Account by reaching 581,418 new holders during the year, 94% of whom were not previously Banco de Chile account holders.

(3) Advances in Digital Banking

In 2020, we increased the use and development of new digital and remote channels in order to offer our customers tailored and timely services in order to meet their needs and also to preserve a long-term relationship with them.

Thus, during 2021 we continued to enhance our digital and mobile banking services, offering a set of mobile applications: MiBanco, MiCuenta, MiPago, MiPass, MiSeguro, MiInversion and MiBeneficio. Particularly, we made upgrades in MiBanco, MiPago and MiSeguro, most of them related to enhanced security protocols, updated graphics as well as new and optimized functionalities, to allow us to provide a unified offering between our digital channels. Likewise, we implemented a smart-pay service that enables customers to make payments through their smartphones and smartwatches while launching a QR code payment service for SMEs through MiPago application. We also updated our personal banking internet-based platform by bringing more functionalities, integrating analytics tools and making our website’s interface more intuitive to allow clients to navigate it more easily.

Also, in 2021, we migrated our SMEs, large companies and corporate customer base to Banconexion 2.0, which is a new website for companies that aims to improve the customer experience by providing one of the highest cybersecurity standards within the banking industry.

As a result of these efforts, in 2021 we were once again recognized as the most Innovative Digital Bank of the Year in Chile by The European magazine.

(4) Continuous Improvements in Service Quality

We are convinced that in a highly competitive industry such as the Chilean banking system, a customer-centric focus is critical to generating loyalty and creating long-term profitable relationships. We believe that our high service quality is a competitive strength that differentiates us from competitors and supports our long-term strategy by responding to the preferences of our current and potential customers. Accordingly, we strive to continuously improve our relationships with customers by developing commercial strategies and value offerings aligned with their needs, as well as improving our response time and customer satisfaction indicators. Consistent with this view, during 2021 we continued enhancing our commitment to service quality, improving existing and developing new online channels and new functionalities for mobile applications, while implementing organizational changes to provide our customers with a more comprehensive approach and customized solutions.

We believe that our continued focus on our strategy and customers have contributed to our leading position among our peers in terms of service quality perception, as illustrated by rankings conducted by GFK Adimark in which we were we ranked first among our main banking peers in terms of the preferred bank to switch into with a 19% of positive mentions for the year ended December 31, 2021, nearly 7%, on average, above our main peers.

We believe that our effort in developing comprehensive and customized value offerings for customers has contributed to improve the customer experience over time, and that the solutions that we launched have allowed us to maintain customer satisfaction at healthy levels as reflected by a net promoter score of 68% as of December 31, 2021, according to a syndicated study conducted by Procalidad. This has also been supported by an average attrition rate of 3.6% for year ended December 31, 2021, which favorably compares to the 4.3% attrition rate recorded in 2020 and the 6.2% average attrition rate posted sequentially between 2017 and 2019, according to our management information system.

●	Operating Efficiency and Productivity

We believe that efficiency and productivity are key competitive strengths that we have to maintain in order to sustain profitable growth in a changing business environment that is under increasing regulatory focus. Accordingly, we aim to become a productive and efficiency-oriented organization in all business aspects by developing simple, effective, secure and low-cost processes while maintaining the tightest cost control in the industry. To accomplish these goals, we have invested in information technology and the development of simpler, more manageable, secure and modern business processes and platforms to attain faster response times and higher productivity. We also continue to enhance our strategic development capabilities, increase our business scale, develop economies of scope by incorporating new financially related products and services, optimize our branch network, enhance our remote transactional channels, improve our credit processes, develop a higher level of automation in our internal processes and consolidate our cost control policy and monitoring procedures.

We are continuously developing and optimizing internal processes in order to reduce and manage our expenses. Throughout 2021, we continued to enhance our IT infrastructure in order to increase stability and efficiency for all of our customers. Likewise, we continued to disburse financial resources to reinforce our IT infrastructure in respect of cybersecurity matters. We believe this is the best way to improve our operating efficiency and enhance security standards while properly meeting our customers’ needs, which are increasingly linked to digital channels, fast response and timely service. For more information see “Item 4. Information on the Company—Capital Expenditures”

●	Main Achievements in 2021

(1) Branch Network and Headcount Optimization

We believe that remote channels are key to the future of banking, particularly amid new regulatory requirements, intensified competition, the entry of new banking players and higher reputational exposure, all of which translates into higher costs. Similarly, customers are increasingly demanding new and innovative distribution channels and visiting branches less, given lack of time, but mostly due to the massive use of internet and the fast adoption of smartphones. In 2018, these trends led us to undertake financial and strategic analyses aimed at revising our entire branch network in terms of profitability, location, layout and services offered through these channels. In 2021, we continued to deploy this analysis by considering demographic change, physical coverage, and customers’ profiles, among other topics. In this regard, our current service model strategy includes the integration of the CrediChile network into the Banco de Chile’s network. Through these means, we believe that we are able to provide superior and tailored local solutions, as well as reduce operational costs.

As a result, we have reduced our branch network from 390 locations as of December 31, 2018 to 272 branches as of December 31, 2021. Most of this decrease was related to our efficiency and branch optimization program.

Likewise, the deployment of our efficiency program has enabled us to streamline diverse internal processes with a front-to-back approach that, along with organizational restructuring we have carried out in order to both imprint an efficiency-focused culture across the corporation and due to the branch network optimization, has translated into a steady decline in headcount from 13,831 employees in 2018 to 12,284 employees in December 2021, which represents an 11.2% contraction.

(2) Cost Control & Productivity Initiatives

Cost control has become one of our key efficiency pillars, for which we have established a specialized area that is implementing a cross-enterprise cost management program that seeks incremental savings gains in all the activities we carry out. In 2021, our cost base recorded a slight 0.6% annual increase when compared to 2020, mainly as a result of the implementation of a wide array of long-term cost control initiatives focused on improving and streamlining our processes by means of a front-to-back approach in order to improve productivity while reinforcing cost efficiency in the long-run. In line with this, we have significantly revised our organizational structure in order to carry out the changes we need to align the corporate culture with our digital transformation strategy across the Bank. Likewise, we have a multidisciplinary board that assesses the feasibility, adequacy and the value added by new capital expenditures and major expenses, which has enabled us to control our cost base closer. Based on these initiatives, our cost-to-income ratio improved from 45.4% in 2020 to 39.6% in 2021, mostly explained by higher operating revenues. For more information, see “Item 5. Operating and Financial Review and Prospects—Results of Operations for the Years Ended December 31, 2019, 2020 and 2021—Operating Expenses.”

The previously mentioned achievements have allowed us to improve certain ratios such as loans per employees, loans per branches and operating expenses to assets, as displayed in the following table, as of the dates indicated:

	For the Year Ended December 31,
	2019	2020	2021
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$)
Operational Ratios
Loans per Branch (Millions of Ch$)	83,620	92,626	125,942
Loans per Employee (Millions of Ch$)	2,213	2,355	2,789
Expenses to Total Loans (%)	3.0%	2.9%	2.6%

●	Commitment to Chile

Banco de Chile is devoted to focus on the progress of its customers by means of providing them with a wide array of services while supporting their funding needs. As an extension of this view, Banco de Chile is committed to the development of Chile and its individuals and companies by providing innovative tools that contribute to improve their quality of life. In this regard, we firmly believe that modern companies need to create effective mechanisms to build positive connections with all of their stakeholders and the society in which they carry out their business activities. This has become increasingly important in the midst of societal changes in Chile and worldwide.

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

●	Main Achievements in 2021

(1) Entrepreneurship Support

During 2021, we supported diverse entrepreneurship by assisting our customers in the context of the economic recovery observed throughout the year once mobility restrictions began to be lifted and commercial activity returned to most of the industries. Thus, for instance, we satisfied SMEs funding needs by granting Ch$1,234,501 million in secured loans associated with the FOGAPE Reactiva Program as of December 31, 2021.

In addition, we launched the Sixth National Entrepreneur Challenge, which attracted approximately 24,000 of micro and SMEs across Chile. This initiative is part of our SMEs for Chile Program and aims to provide entrepreneurs with training and tools that permit SMEs to improve their management and ensure their sustainability over time. Likewise, this initiative permits entrepreneurs to enter into an ecosystem in which they will increase visibility, boost sales and generate stronger and long-lasting relationships with their current and potential customers. The finalists participated in an unprecedented TV show, where they received support and mentoring from specialists in management, marketing and entrepreneurship matters while allowing them to make their business stories and ventures known across the country.

Likewise, during November 2021, we launched the new TV network show Rutas para Chile, which is a joint effort between us and a collaborative network integrated by players focused on entrepreneurship in Chile such as Universidad del Desarrollo Ventures, Fundación País Digital, Propyme, Nubox, Cebra, COMPITE and Multivende. This network aims to promote the expansion of SMEs in the country to increase their sales, improve the management of their businesses and support entrepreneurship. The TV program aims to promote tourism across the country by showcasing Chilean SMEs and entrepreneurs participating in the tourism industry across the country.

Also, as part of our Digital Transformation strategy, we have put at disposal of our SME customers new payment service, Mi Pago QR, based on scanning a QR Code or purchase code to facilitate transactions between entrepreneurs and their customer. This payment service is already available in more than 6,000 commercial locations across the country and in WebPay. By means of this new service, our customers may use their mobile phones to pay for services and products without needing a physical card.

(2) Environmental Sustainability

Environmental sustainability has become a crucial goal for us, which has led us to think and take business actions in what we believe is a sustainable approach by caring for the environment and working to leave a better planet for future generations. For this reason, in the context of a new World Environment Day, we implemented a new Sustainable Welcome Kit for Personal Banking new customers, which includes compostable bags and cards created from recycled plastic. In order to do this, we modified the Welcome Kit from a traditional cardboard box to a compostable corn bag that degrades between three to six months without requiring an industrial process, which compares to the 500 years that it takes for a normal plastic bag to degrade. In addition, one of the main and most innovative products to be included in this new Welcome Kit are the cards made from 85% recycled plastic, which maintain the same properties of the former, but considerably reduce the impact of CO2 emissions by 36% for each card produced, as well as saving energy by 50% and water by 75%. The new Welcome Kit is also expected to reduce the use of paper by 15 tons per year, thanks to the incorporation of a QR code, by which new customers will be able to access the Welcome Customer’s Guide digitally, in addition to eliminating checkbooks. In 2021, we also managed to reduce our GHG footprint and paper consumption by 27% and 3% respectively.

(3)  Social Responsibility and COVID-19

As a result of our continuous focus on providing our employees and customers with a secure environment while taking all the sanitary measures defined by the health authority, in April 2021 we were recognized as one of the most responsible companies and with the best corporate governance in Chile in the tenth edition of the Corporate Responsibility and Governance ranking conducted by the Corporate Reputation Business Monitor, MERCO Chile. In a year marked by the COVID-19 pandemic, we ranked second, out of 100 Chilean companies. The ranking highlights the 100 most responsible companies with the best corporate governance, and measures their commitment to sustainability, social responsibility, contribution to the community, ethics and transparency.

Likewise, in November 2021, we became the first local bank to receive the COVID-19 Seal granted by Mutual de Seguridad (a non-for-profit labor accidents insurer to which we are affiliated), which certifies that all our branches, phone banking and headquarters across the country fully comply with preventive measures, recommendations and regulations promoted by the health authority during the pandemic. This recognition reflects our commitment and constant concern for the safety and health of our employees and customers.

(4)  Financial Education “Cuentas con el Chile Program”

We have a strong commitment to financial education, which has materialized through diverse initiatives. The “Cuentas con el Chile” program is a financial education and wellness program, which aims to contribute to financial education and inclusion through the implementation of various activities, including digital financial education, face-to-face financial education and financial education mentoring. In 2020, this initiative trained 4,634 entrepreneurs, including micro-entrepreneurs, SMEs, sector leaders, neighborhood leaders, migrants and students from different universities, schools and regions of Chile. In order to continue contributing to education and inclusion, in 2021, for the second consecutive year, we carried out our financial education course, a free program that targets high school students in the country. This year, approximately 2,429 students from 35 schools across the country benefited from mentoring in financial education matters, based on contents developed by AgentPiggy, a financial education program for children that complies with the requirements of the Education Ministry. These students joined the 3,415 students trained in 2020 under the same course.

(5)  Disability Inclusion

Our commitment to disabled people is permanent. In 2021 we worked once again alongside Teleton for its annual fund-raising campaign by putting our nationwide distribution network, which includes internet-based platforms and mobile applications for smartphones, in addition to other technological resources, at Teleton’s disposal. We have been supporting the Teleton Foundation since its establishment 43 years ago, supporting disabled athletes and artists, and we continued to make important monetary donations to the Foundation.

We also continued to promote our Inclusion Policy across the corporation. This policy is intended to improve our knowledge of physical disability and develop higher sensitivity with respect to the treatment of disabled people. We believe this is the first step to improve the service we render to customers who experience this reality while providing our disabled employees with supportive workplace conditions and benefits. Under this approach, we created the Advisory Council which is composed of 54 representatives from across the entire corporation and its various divisions.

Additionally, we held the fourth consecutive season of Expo Inclusión, an inclusive recruitment fair through which we aim to strengthen our commitment to support people with disabilities. In October 2021, more than 180 organizations and 50 presenters participated during this initiative that generated nearly 180 job opportunities. As a result, in 2021 over 1.3% of our staff had been identified as members of a disabled group, which is above the minimum required by the Chilean law. Moreover, we have continued to advance our plan of special benefits for our current disabled employees while implementing inclusive recruitment processes.

(6)  Material Advances in ESG

All of the achievements mentioned earlier, as well as our solid corporate governance, have allowed us to achieve significant advances in ESG and we have recognized in that front. During 2021, we received an A rating from a prestigious international index that assesses diverse categories associated with ESG. This rating represented a three notch improvement from the former evaluation and reflects the strong accomplishments we have attained over the last year in ESG related matters, given our firm commitment to the community, the environment and our way of doing business.

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

●	Main Achievements in 2021

(1)  Talent Attraction

We believe that talent attraction is crucial in order to achieve our medium-term goals. Consequently, we have devoted efforts over the last years in order to improve our participation in university fairs while strengthening our presence on social networks and reinforcing IT tools in order to expand our reach to prospective candidates. In 2021, we ranked first in the general ranking of “Merco Talento Chile 2021”, as in the last eight editions, which awarded us as the best organization in the country in terms of talent attraction and retention.

(2)  Other initiatives

We also seek to remain one of the most respected employers in Chile. We continue to strengthen our connection to our employees in order to align corporate values and goals with their career development and personal goals. In this regard, we have continued to focus on developing leadership capabilities and overall technical skills through training activities. Similarly, we have deployed diverse presentations on topics of interest for our employees, which have been conducted by specialized lecturers that transmit their experiences and knowledge on dealing with various professional situations. We believe these initiatives are aligned with our strategy and the professional development that our team aspires to achieve.

Ownership Structure

The following diagram shows our share ownership structure as of April 20, 2022:

Principal Business Activities

We are a full-service financial institution that provides, directly and indirectly through our subsidiaries and affiliates, a wide variety of lending and non-lending products and services to all segments of the Chilean financial market. Accordingly, for management purposes we organize our operations in the following four business segments:

The information related to our business segments presented in this section has been prepared in accordance with our internal reporting policies. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Results of Operations for the Years Ended December 31, 2019, 2020 and 2021—Business Segments” and “Item 5. Operating and Financial Review and Prospects—Operating Results—Results of Operations for the Years Ended December 31, 2019, 2020 and 2021—Summary of Differences between Internal Reporting Policies and IFRS” for a description of the most significant differences between our internal reporting policies and IFRS.

On February 4, 2021, we began a voluntary and anticipated dissolution process for Banchile Securitizadora S.A. as approved by the subsidiary’s shareholders during the extraordinary meeting held on the same date. The dissolution was approved by the CMF and the process of liquidation is still in progress.

The following table sets forth information on the composition of our loan portfolio and our consolidated income before income tax in accordance with our internal reporting policies for the year ended December 31, 2021, allocated among our principal business segments:

	For the Year Ended December 31, 2021
	Total Loans		% Participation in Total Loans	Income before Income Tax(1)
	(in millions of Ch$, except percentages)
BANK’S INTERNAL REPORTING POLICIES:
Retail banking	Ch$	21,358,977	62.4%	Ch$	492,044
Wholesale banking		12,865,005	37.6		345,244
Treasury and money market operations		—	—		52,854
Operations through subsidiaries		32,202	0.1		81,332
Other (adjustments and eliminations)		—	—		—
Total	Ch$	34,256,184	100.0%	Ch$	971,472

(1)	This net income breakdown is used for internal reporting and planning purposes and it is based on, among other things, our estimated funding cost and direct and indirect cost allocations. This breakdown may differ in some extents from breakdowns of our operating income for financial reporting and regulatory purposes. Separate information on the operations, assets and income of our financial services subsidiaries and affiliates is provided below under “—Operations through Subsidiaries.”

The following table sets forth our consolidated operating revenues in accordance with our internal reporting policies, allocated among our principal business segments, for the years indicated:

	For the Year Ended December 31,
	2019		2020		2021
	(in millions of Ch$)
BANK’S INTERNAL REPORTING POLICIES:
Retail banking	Ch$	1,325,916	Ch$	1,231,644	Ch$	1,376,821
Wholesale banking		478,283		481,076		621,472
Treasury and money market operations		25,659		69,572		56,673
Operations through subsidiaries		199,611		177,931		196,148
Other (adjustments and eliminations)		(14,949)		(21,480)		(20,857)
Total Operating Revenues	Ch$	2,014,520	Ch$	1,938,743	Ch$	2,230,257

The following table sets forth a geographic market breakdown of our operating revenues in accordance with our internal reporting policies, for the years indicated:

	For the Year Ended December 31,
	2019		2020		2021
	(in millions of Ch$)
BANK’S INTERNAL REPORTING POLICIES:
Chile	Ch$	2,029,469	Ch$	1,960,223	Ch$	2,251,114
Banking operations		1,829,858		1,782,292		2,054,966
Operations through subsidiaries		199,611		177,931		196,148
Foreign operations		—		—		—
Operations through subsidiaries		—		—		—
Other (adjustments and eliminations)		(14,949)		(21,480)		(20,857)
Total Operating Revenues	Ch$	2,014,520	Ch$	1,938,743	Ch$	2,230,257

The following table sets forth a breakdown of our loan portfolio by customer and business segments, in accordance with our internal reporting policies for the year ended December 31, 2021:

	For the Year Ended December 31, 2021
	Commercial Loans		Mortgage Loans		Consumer Loans		Total Loans
	(in millions of Ch)
BANK’S INTERNAL REPORTING POLICIES:
Individuals (Personal Banking)	Ch$	2,630,044	Ch$	9,572,924	Ch$	4,055,118	Ch$	16,258,086
Small & Medium Enterprises		4,159,425		752,575		188,891		5,100,891
Retail Banking		6,789,469		10,325,499		4,244,009		21,358,977
Corporate Banking		5,095,033		—		5		5,095,037
Special Businesses		2,617,882		—		39		2,617,921
Large Companies		5,126,233		21,154		4,659		5,152,046
Wholesale Banking		12,839,148		21,154		4,703		12,865,005
Subsidiaries		32,202		—		—		32,202
Total	Ch$	19,660,819	Ch$	10,346,653	Ch$	4,248,712	Ch$	34,256,184

Retail Banking Segment

Our retail banking segment serves the financial needs of individuals and small and medium sized companies through our branch network. As of December 31, 2021, our retail banking segment managed 238 branches operating under our “Banco de Chile” and “Banco Edwards-Citi” brand names and 34 branches within the “Banco CrediChile” network. As of December 31, 2021, loans granted by our retail banking segment amounted to Ch$21,358,977 million and represented 62.4% of our total loans as of the same date.

In terms of composition, as set forth in the following table, as of December 31, 2021 our retail segment’s loan portfolio was principally focused on residential mortgage loans, which represented 48.3% of the segment’s loan book. The remaining loans were distributed between commercial loans (31.8%) and consumer (19.9%).

	As of December 31, 2021
	(in millions of Ch$,
	except percentages)
BANK’S INTERNAL REPORTING POLICIES:
Commercial loans
Commercial credits	Ch$	6,009,732	28.1%
Leasing contracts		494,263	2.3
Other loans		285,474	1.3
Total Commercial Loans		6,789,473	31.8
Residential Mortgage Loans		10,325,499	48.3
Consumer Loans
Installment loans		2,874,149	13.5
Credit cards		1,196,119	5.6
Lines of credit and other loans		173,741	0.8
Total Consumer Loans		4,244,009	19.9
Total	Ch$	21,358,977	100.0%

We serve the retail market through our Individuals and SME Area, which is responsible for offering financial services to individuals with monthly incomes over Ch$180,000 (or Ch$2.1 million per year), small and medium sized companies with annual sales of up to approximately Ch$2,200 million and micro businesses. This area manages our branch network operating under the brand names “Banco de Chile” and “Banco Edwards Citi” and had 272 branches as of December 31, 2021. For purposes of personal banking, the Individuals and SME Area maintains a segmentation to provide costumers of all income segments ranging from Consumer Finance (monthly income from Ch$180,000 to Ch$500,000) to premium customers (middle- and high-income segments) with tailored value propositions. As reported on our Form 20-F for the year ended December 31, 2020 filed with the SEC on April 30, 2021, during 2021, we completed the merger of our former Consumer Finance Area (CrediChile) into our Individuals and SME Area.

The strategy followed by our Individuals and SME Area is mainly focused on sub segmentation, multi brand positioning, cross sell of lending and non-lending products and service quality based on customized service models for specific customer needs. Also, loyalty programs have been increasingly incorporated into our commercial targets for each sub segment and they have enabled us to increase the use of our credit cards and our fee-based income. In addition, the area’s operations count on the support of specialized call centers, mobile and internet banking services, along with a wide range of management tools that allow us to measure returns, the performance of cross sold products and the effectiveness of marketing campaigns. Similarly, over the last years the area has strengthened value offering for SMEs by promoting a close relationship, while accompanying entrepreneurs in the diverse stages of their life cycle.

We also focus on developing and marketing innovative and customized products targeted to satisfy the needs of our Consumer Finance and microbusinesses customers while introducing them to the banking system. We complement the services offered by our other business segments, especially our wholesale market segment, by offering services to employers, such as direct deposit capabilities for payroll payment purposes, which in turn enable employees to use our deposit services. In recent years, we have strived to improve our value offering services by designing and implementing two new financial services, ‘Caja Chile’ and ‘Microbusiness Banking’. The former consists of a limited range of basic financial services (e.g. deposits, withdrawals and bill payments) offered to customers and non-customers through remote IT platforms located in small convenience stores within socially and/or geographically isolated areas of Chile. On the other hand, the ‘Microbusiness Banking’ is a specialized portfolio of financial services designed for microbusiness (generally personal businesses) that includes financial advisory, lending and non-lending products and general financial solutions for a segment that has been traditionally uncovered by the banking services.

During 2021, the Individuals and SME Area focused on targeted growth opportunities while developing new business solutions and benefits for its clients in order to improve our customers’ experience. Additionally, because of the COVID-19 outbreak, since 2020, we have witnessed an unprecedented scenario where digital banking has played a major role, which encouraged us to continue providing enhanced digital solutions in order to meet our customers’ needs, particularly in the context of the COVID-19 pandemic. In addition, prompted by higher levels of liquidity among individuals given three withdrawals from pension funds and direct government money transfer to them, demand deposits held by this area grew 43% on average when compared to 2020 (under internal reporting policies). We also believe that our brand recognition and strong corporate image helped us to further increase this source of funding against the uncertain context of the COVID-19 pandemic, as investors and depositors sought reliable institutions to keep their funds. Similarly, as mentioned earlier, in 2020 we launched the FAN account, our new online onboarding bank account, which reinforced our leadership in both digital banking and demand deposit accounts. During 2021, we were active in growing in this digital onboarding and made available several new tools for these customers that aided in strengthening ties with them, such as cross-selling insurance, credit and investment products, which led to nearly 581,000 additional new FAN account holders in our customer base that completed over 50 million transactions

Furthermore, we continually strive to improve benefits for our credit card account holders and other customers by widening strategic partnership and alliances mostly through our loyalty program named Dolares-Premio (a credit card points system). During 2021, more than 450,000 customers made use of these benefits by exchanging their Dolares-Premio for tickets, discounts or other benefits. Also, given the contraction in commercial activity in 2020 due to the COVID-19 pandemic, during 2021 we reactivated our partnership with Sky Airlines, which led to an annual growth of 63% in clients’ redeeming benefits. As for SMEs, in February 2021, we deployed the FOGAPE Reactiva program, the continuation of the government-backed COVID-19 loans granted in 2020, to support SMEs. In addition, thanks to these actions, we ranked first among privately-owned banks in the “Bank that supports SMEs and entrepreneurs” category, according to a study conducted by Adimark. Lastly, as of December 31, 2021, commercial loans granted to microbusinesses accounted for approximately Ch$32,228 million, associated with 8,484 borrowers. At the same time, we finalized the implementation of our new service model by merging branches in certain locations for Banco de Chile and former CrediChile customers, which in turn allows us to benefit from economies of scale by optimizing the use of spaces.

In 2021, the Individuals and SME Area also achieved significant increases in lending and saving products. In this regard, throughout the year the segment’s customer base grew by approximately 79,703 new current account holders and attained record sales of new installment and residential mortgage loans granted to its customers.

As of December 31, 2021, the Individuals and SME Area served approximately 1,308,649 core customers (those holding a current account or a loan outstanding) of which 927,043 were individuals, 138,056 were small and medium sized Chilean companies and 243,550 were Consumer Finance clients. This customer base resulted jointly in total loans granted to 1,076,114 borrowers, which included 139,372 residential mortgage loans debtors, 128.609 commercial loan debtors, 380,456 utilized lines of credit and 361,860 installment loans. As of the same date, the Commercial Finance held 1,051,808 current accounts, 120,503 savings accounts and 367,207 time deposits.

As of December 31, 2021, 73.1% of our loans managed by this area were granted to individuals, which represents Ch$15,604,418 million. As of the same date, Ch$5,100,891 million (23.9% of loans granted to retail banking clients) and Ch$653,668 million (3.1%) were granted to SMEs and Consumer Finance clients, respectively.

We offer a variety of financial services to individuals, SMEs and microbusinesses, directly through the Individuals and SME Area or indirectly through our subsidiaries, such as current accounts, automatic bill payment, debit cards, credit cards, revolving credit lines, residential mortgage loans, consumer loans, commercial loans, mortgage loans for general purposes, leasing agreements, factoring services, mutual funds management and stock brokerage, trade finance, payments and collections, insurance brokerage (which includes life and casualty insurance), savings instruments and foreign currency services.

Installment Loans

Our consumer installment loans are generally incurred, up to a customer’s approved credit limit, to afford purchases of goods and/or services, such as cars, travels, household furnishings and education, among others. Consumer loans may be denominated in both pesos and UF, bear fixed or variable interest rates and are generally repayable in installments over a period of up to 45 months.

As of December 31, 2021, we had Ch$2,541,102 million in installment loans granted by our Individuals and SME Area, which accounted for 59.9% of the retail market business segment’s consumer loans. Most of these installment loans are denominated in Chilean pesos and are payable on a monthly basis.

Residential Mortgage Loans

As of December 31, 2021, we had outstanding residential mortgage loans of Ch$10,346,652 million (under internal reporting policies considering the Bank as a whole), which represented 30.2% of our total loan book as of the same date. According to information published by the CMF, as of December 31, 2021, we were Chile’s third largest private sector bank in terms of year-end mortgage loans balances, accounting for approximately 15.8% of mortgage loans granted by the Chilean banking industry, excluding operations of banks’ subsidiaries operating abroad.

Our residential mortgage loans are generally denominated in UF and have maturities ranging from five to 30 years. As of December 31, 2021, the average residual maturity of our residential mortgage loan portfolio was 16.4 years. Originally, we funded our residential mortgage loans through the issuance of mortgage finance bonds, which are recourse obligations only to us with payment terms that are matched to the residential loans. Also, the mortgage finance bonds bear real market interest rates plus a fixed spread over the variable rate of the UF, which permits us to partially reduce our exposure to interest rate fluctuations and inflation. Chilean banking regulations allow us to finance up to 100% of a residential mortgage loan with mortgage finance bonds, based on the purchase price of the property securing the loan or the appraised value of such property. In addition, we generally require that the monthly payments on a residential mortgage loan not exceed 25% of the borrower’s household after tax monthly income, when the customer belongs to the low-income population segment. However, that limit may be adjusted for the middle- and high-income population segments.

Over the last decade, we have also promoted the expansion of Mutuos Hipotecarios, a mortgage lending product, which is not financed by mortgage finance bonds, but instead through our general funds. As of December 31, 2021, our residential mortgage loan portfolio was principally composed of Mutuos Hipotecarios, as customers have preferred them due to their flexibility and simplicity (for instance the interest rate is known in advance by the customer, which is not the case for mortgage finance bonds that are traded in the secondary market and, therefore, subject to discounts), as they are easier to prepay and permit financing of up to 100% of the purchase price (as stated by the applicable local regulation), although banks limit such maximum financing portion based on internal credit policies and economic cycles, among others.

The following table sets forth the composition of our residential mortgage loan portfolio by product type:

	As of December 31, 2021
	(in millions of Ch$, except percentages)
BANK’S INTERNAL REPORTING POLICIES:
Secured Residential Mortgage Loans(1)
Loans financed with Mortgage Bonds	Ch$	10,340,588	99.9%
Mutuos Hipotecarios		6,063	0.1
Total Secured Residential Mortgage Loans	Ch$	10,346,650	100.0%

(1)	Corresponds to the Bank’s total secured residential mortgage loans and not only those associated with the Individuals and SME Area.

As shown above, as of December 31, 2021 residential mortgage loans related to Mutuos Hipotecarios represented 99.9% of our total residential mortgage loan portfolio, while the remaining 0.1% corresponded to mortgage loans financed with Mortgage Bonds. As of the same date, the Mutuos Hipotecarios portfolio had an average origination period of four years (the period from the date when the loans were granted to the specified date). Conversely, as of December 31, 2021, loans financed with Mortgage Bonds had an average origination period of 19 years (the period from the date when the loans were granted). In terms of credit risk, in 2021, loans related to Mutuos Hipotecarios, as well as those financed with Mortgage Bonds, had low gross (before recoveries) credit risk ratios of 0.05% and 0.69%, respectively. It is important to mention that the residential mortgage loan portfolio financed with Mortgage Bonds is annually increasing in an amount, and as a proportion of, the total residential mortgage loan portfolio because it is composed of old loans and the instrument is no longer offered by the Bank.

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

Credit–granting Requirements
(in millions of Ch$, except percentages)

Requirements (in millions of Ch$, except percentages)
Loan–to–Value Ratio	≤80%	>80%
New Customers(1)
Employed
Years employed	≥1 year	≥1 year
Monthly Income	≥Ch$0.5	≥Ch$2.1
Self-Employed
Years Employed(2)	≥2 years	≥2 years
Monthly Income	≥Ch$0.5	≥Ch$2.1
New Customers with a University degree(3)
Employed
Years employed	≥1 year	≥1 year
Monthly Income	≥Ch$0.5	≥Ch$0.9
Self-Employed
Years Employed(2)	≥2 years	≥2 years
Monthly Income	≥Ch$0.5	≥Ch$0.9

(1)	Refers to customers with or without university degree, who do not supplement income with a guarantor’s income.

(2)	In the case of self-employed customers, years employed refers to the minimum period of time in which the customer has filed annual tax bills with the Chilean Internal Revenue Service.

(3)	Refers to customers with university degree awarded by a group of universities according to our internal credit approval process.

During 2021, only 1.5% of the residential mortgage loans granted to our customers financed between 90% and 100% of the property value. Similarly, during 2021, loans financing between 75% and 90% of the property appraised value represented 45.0% of these loans, loans financing between 50% and 75% of the property value represented 42.4% of these loans, and loans financing less than 50% of the property value represented 11.1% of these loans. According to our prudent risk approach, we have been tightening our credit granting policy for residential mortgage loans by restricting the loan financing limit as a percentage of the property’s value, although higher financing may be granted to longstanding customers within specific segments. This explains the decrease in the share of residential mortgage loans that financed between 90% and 100% of the property value over the last years, from 14.9% in 2015 to 1.5% in 2021.

An additional feature of our mortgage loans is that mortgaged property sometimes, and under certain conditions, secures some of the mortgagor’s other credits with us, including installment loans and due balances associated with credit cards and credit lines. Our total amount of loans secured by real estate guarantees, their loan–to–value (LTV) ratio and their relative share in our total loan portfolio, as of December 31, 2021, are depicted in the table below:

	As of December 31, 2021
	Outstanding Balance		LTV(2)(3)	% of Bank’s Total Loans
	(in millions of Ch$, except percentages)
BANK’S INTERNAL REPORTING POLICIES:
Secured Loans(1)
Residential Mortgage Loans	Ch$	10,346,650	64.6%	30.2%
Other than mortgage loans		1,114,217	19.6	3.3
Total Secured Loans	Ch$	11,460,868	71.5%	33.5%

(1)	Corresponds to the Bank’s total secured loans and not only those associated with the Individuals and SME Area.

(2)	LTV ratio is computed as the amount of secured loans divided by the value of their associated collateral.

(3)	For other-than-mortgage loans, the LTV ratio is computed as the amount of the excess guarantee (after deductions) of the balance of the associated residential mortgage loans, as those guarantees are initially established in order to secure the residential mortgage loan.

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

In addition, the following table sets forth the composition of the other-than-mortgage loans secured by real estate guarantees:

	As of December 31, 2021
	(in millions of Ch$, except percentages)
BANK’S INTERNAL REPORTING POLICIES:
Secured Other-than-Mortgage Loans(1)
Consumer Loans	Ch$	819,614	73.6%
Credit Cards		256,619	23.0
Credit Lines		37,983	3.4
Total Secured Other-than-Mortgage Loans	Ch$	1,114,217	100.0%

(1)	Corresponds to the Bank’s total secured Other-than-Mortgage Loans and not only those associated with the Individuals and SME Area.

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

Credit Cards

As of December 31, 2021, we issued both individual and corporate Visa and MasterCard credit cards. In addition to traditional credit cards, our portfolio also includes co-branded cards. As of December 31, 2021, we had two loyalty programs or cobranding agreements, namely “Travel Club” and “Entel Visa”. Credit cards issued under these cobranding agreements supplemented the credit cards that we issued under the brand names Banco de Chile and Banco Edwards-Citi. In addition, as of December 31, 2021, we offered 18 types of credit cards, targeting diverse types of segments and encompassing different benefits, including: Visa Corporate, Visa Corporate Signature, Visa Dorada, Visa Infinite, Visa Infinite Plus, Visa Internacional, Visa Platinum, Visa Platinum Pyme, Visa Pyme/Empresarial, Visa Signature, Visa Signature Entel, Visa FAN Internacional, MasterCard Black, MasterCard Dorada, MasterCard Internacional, MasterCard Platinum, MasterCard Corporate and MasterCard Corporate Executive.

Our affiliate, Transbank S.A., provides us with merchant acquisition and credit card processing services. As of December 31, 2021, Transbank S.A. had 11 shareholders (including us) and as of the same date, our equity ownership in Transbank S.A. was 26.16%. Upon obtaining the required regulatory approvals, on November 29, 2021, the shareholder banks of Nexus S.A., including us, sold 100% of the respective shares that each held in Nexus.

As of December 31, 2021, we had 1,305,128 valid credit card accounts, with 1,471,584 credit cards issued to individuals and small and medium sized companies (according to the CMF), held by 1,110,364 customers. Total charges on our credit cards during 2021 amounted to approximately Ch$5,118,314 million, with Ch$4,858,045 million corresponding to purchases in Chile and abroad and Ch$260,269 million corresponding to cash withdrawals both within Chile and abroad. The amount of purchases made by our customers accounted for 16.2% of the total purchase volume of banks’ credit cards in 2021, according to statistics provided by the CMF. Similarly, our market share in terms of cash withdrawals and automatic bill charges were 9.3% and 17.2% as of the same date, according to the CMF.

As of December 31, 2021, our credit card loans to individuals and small and medium sized companies amounted to Ch$1,110,779 million and represented 26.2% of our retail market business segment’s consumer loans.

We believe that the Chilean market for credit cards has a high growth potential, especially among lower- and middle-income customer segments, as fees should continue to decline due to increasing competition from other traditional banks operating in Chile and non-banking players, such as large department stores and other companies, from diverse industries, involved in the issuance of credit cards. As a result, we strive to develop customized commercial strategies to reinforce this payment channel by applying business intelligence tools that enable us to satisfy the needs of our diverse customer base. Following the new rules issued in the last years by our regulator, the processing and merchant acquiring services for credit and debit cards (particularly related to new acquirers) may now be accomplished through a four-party mechanism, in order to facilitate the entry of new players. As of the date of this annual report, most merchant acquiring services continued to be provided by Transbank S.A. in Chile, but some competitors have already begun to create new merchant payment processing subsidiaries (also known as “acquirers” or companies in charge of payment processing), which may change the market dynamics in the future.

Commercial Credits

Commercial credits granted by our Individuals and SME Area mainly consist of project financing, long-term financing and working capital loans granted to small and medium sized companies, which are denominated in Chilean pesos, UF and U.S. dollars and may bear fixed or variable rates of interest with average maturities of approximately four years (excluding non-residential mortgage loans). As of December 31, 2021, our Individuals and SME Area had outstanding commercial loans of Ch$5,965,240 million, representing 27.9% of the retail banking segment’s total loans and 17.4% of our total loans as of the same date.

Leasing Contracts

Leasing contracts are financial leases for capital equipment and property. Leasing contracts may bear fixed or variable interest rates and they generally have terms that range from one to five years for equipment and from five to 20 years for properties. Most of these contracts are denominated in UF. As of December 31, 2021, our Individuals and SME Area had outstanding leasing contracts of Ch$494,261 million, representing 2.3% of the retail banking segment’s total loans and 1.4% of our total loans as of the same date.

Lines of Credit

As of December 31, 2021, the Individuals and SME Area had approximately 847,093 approved lines of credit to individual customers and small and medium sized companies. Also, the unit had outstanding advances to 340,763 individual customers and small and medium sized companies that totaled Ch$161,494 million, or 0.8% of the retail banking segment’s total loans and 0.5% of our total loans.

Our lines of credit for individual customers are generally available on a revolving basis, up to an approved credit limit, and may be used for any purpose. Advances under lines of credit are denominated in Chilean pesos and bear an interest rate that is set monthly.

Debit Cards

We offer different types of debit cards to our customers. Depending on their specifications, these cards can be used for banking transactions at ATMs that operate on the local network provided by Redbanc and the local network of merchants participating in the local Redcompra debit program. Also, our debit cards can be used internationally through the Visa International PLUS network or the international network of merchants associated with the Electron program. We name these debit cards depending on the card’s specific features and the link between the brand and target market which they serve. During 2021, we offered the following debit cards: Visa Infinite, Visa Estándar, Visa Estandar FAN, Visa Signature, Visa Platinum, Visa Debit Business and debit cards for companies. As of December 31, 2021, according to the CMF, we held a 10.2% market share of debit card transactions, which corresponds to approximately 243 million transactions throughout the year, according to the CMF.

Deposit Products

We strategically offer deposit products to increase our deposit-taking activities as a means of diversifying our sources of funding. We believe that the deposits of our individual customers provide us with a relatively low-cost, stable source of funding, as well as an opportunity to cross-market our other products and services. In this regard, we offer current accounts, time deposits and savings accounts to our individual customers. Current accounts are Chilean peso-denominated and the majority bear no interest (approximately 0.05% or 579 of our total current accounts are interest-bearing), and savings accounts are denominated in UF and bear a fixed-interest rate. Time deposits may be denominated in Chilean pesos, UF and U.S. dollars and most of them bear interest at a fixed rate with terms that range between seven to 360 days.

While demand has historically been focused on UF-denominated deposits during periods of high inflation, demand for Chilean peso-denominated deposits has increased in recent years as a consequence of lower and more stable inflation rates in Chile.

In the last two years, we have seen an important increase in demand deposits. In fact, amid the high volatility and low interest rates observed in the financial markets throughout 2008 and 2009 (in line with monetary stimulus undertaken by central banks worldwide to overcome the financial crisis), we benefited from a flight-to-quality effect, since customers increasingly deposited their funds in their current accounts managed by us, particularly those denominated in Chilean pesos, as they preferred liquidity to investing in products with low profitability. A similar phenomenon has taken place over the last few years as a result of the Central Bank’s monetary stimulus plan in response to (i) Chile’s economic slowdown towards the end of 2013 and (ii) inflation below the Central Bank’s target. Hence, as low interest rates have prevailed in Chile since 2014 interest rates paid on Chilean peso-denominated saving accounts and time deposits have remained low. The same flight-to-quality effect mentioned earlier took place in the last quarter of 2019 and, more importantly, during 2020, as a consequence of the social unrest in Chile and the effects of the COVID-19 pandemic, respectively, when both uncertainty regarding the economic outlook and low interest rates motivated depositors to seek safer products and financial institutions, while maintaining enough liquidity in case of contingencies. This trend has encouraged investors to prefer current accounts balances over interest-bearing deposits. As a result, according to our management information system, annual average balances of current accounts and demand deposits managed by our Individuals and SME Area increased by 43.2% and 42.9% in 2020 and 2021, respectively.

Wholesale Banking Segment

Our wholesale banking segment serves the needs of corporate customers. In 2021, this business segment recorded annual operating revenues of approximately Ch$621,472 million, which represented 27.9% of our total operating revenues. Also, for the year ended December 31, 2021 this segment recorded an income before income tax of Ch$345,244 million, which represented 35.5% of our consolidated income before income tax. As of December 31, 2021, loans granted by this business segment amounted to Ch$12,865,005 million and represented 37.6% of our total loan portfolio.

The following table sets forth the composition of our portfolio of loans to the wholesale market in accordance with our internal reporting policies, as of December 31, 2021:

	As of December 31, 2021
	(in millions of Ch$, except percentages)
BANK’S INTERNAL REPORTING POLICIES:
Commercial credits	Ch$	9,993,747	77.7%
Foreign trade loans		1,178,260	9.2
Leasing loans		1,117,800	8.7
Factoring loans		425,985	3.3
Other loans		149,213	1.2
Total	Ch$	12,865,005	100.0%

As of December 31, 2021, we had 10,849 debtors out of a total of 29,898 core customers (those holding either a loan or a current account with us). Our wholesale customers are engaged in a wide range of economic sectors. As of December 31, 2021, loans granted by our wholesale banking segment were mainly related to:

●	financial services (approximately 23.6% of all loans granted by this business segment);

●	construction (approximately 9.6% of all loans granted by this business segment);

●	manufacturing (approximately 9.4% of all loans granted by this business segment);

●	commerce and trade (approximately 8.5% of all loans granted by this business segment);

●	communication and transportation (approximately 8.1% of all loans granted by this business segment);

●	agriculture, forestry and fishing (approximately 5.9% of all loans granted by this business segment);

●	community, social and personal services (approximately 2.8% of all loans granted by this business segment);

●	utilities (approximately 2.0% of all loans granted by this business segment); and

●	mining (approximately 0.8% of all loans granted by this business segment).

In line with our strategy of identifying and differentiating market segments in order to provide improved value propositions for a diversified customer base, two of our areas provide our wholesale customer base with banking and financial products and services: (i) the Corporate Area, (ii) the Special Business Area and (iii) the Large Companies Area.

Corporate Area

The Corporate Area provides banking products and services to corporations with annual sales exceeding approximately Ch$90,000 million. This area’s customers consist of a large proportion of Chile’s publicly-traded and non-listed companies, subsidiaries of multinational companies and conglomerates operating in Chile (including those operating in the financial, commercial, manufacturing, industrial and infrastructure sectors), projects and concessions, as well as family offices (wealth management). Thus, in addition to traditional lending products, this area offers a wide range of non-lending services related to project finance, deal structuring associated with business acquisitions, cash management, deposits and funds administration, financial advisory, among others. Also, this area is in charge of coordinating and overseeing both our Leasing Business and our International Private Banking Unit.

In May 2021, some subsegments of the Corporate Area were migrated to the Large Companies Area, while the Special Business Area was spun-off from the Corporate Area.

As of December 31, 2021, the Corporate Area had approximately 1,072 debtors out of a total of approximately 4,121 core customers (those holding either a current account or a loan with us). Also, this area managed total outstanding loans of Ch$5,095,038 million, which represented 14.9% of our total loan book as of the same date.

The following table sets forth the composition of our Corporate Area’s loan portfolio in accordance with our internal reporting policies, as of December 31, 2021:

	As of December 31, 2021
	(in millions of Ch$, except percentages)
BANK’S INTERNAL REPORTING POLICIES:
Commercial credits	Ch$	4,164,739	81.7%
Foreign trade loans		471,035	9.2
Factoring loans		235,794	4.6
Leasing loans		132,940	2.6
Other loans		48,546	1.0
Total	Ch$	5,095,038	100.0%

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

In cash management, as of December 31, 2021, we were party to approximately 9,346 payment service contracts and approximately 858 collection service agreements with corporations. We believe that cash management and payment service contracts, in particular, provide us with a source of low-cost deposits and the opportunity to cross sell our products and fees to payees, many of whom maintain accounts with us. Under our collection contracts, we act as a collection agent for our corporate customers, providing centralized collection services for their accounts receivable and other similar payments. For the year ended December 31, 2021, joint volumes associated with collection and payment agreements increased by approximately 34.9% when compared to 2020.

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

Accordingly, during 2021, our Corporate Area focused on: (i) maximizing cross-selling and profitability at the level of each business relationship, (ii) improving the customer experience in their interaction with the bank’s distribution channels and (iii) promoting and motivating the area’s team to encourage “innovation” in all the business aspects managed by account officers. These initiatives are intended to optimize the risk-return relationship of this segment through non-lending revenues and customer proximity. In all of these topics, but particularly in cross-selling, the synergies that arise from the Global Connectivity Agreement with Citigroup have been important when assisting our corporate customers with offshore transactions, derivatives structuring and financial advisory services.

As mentioned earlier, during 2021 the local economy posted a strong recovery after the slowdown evidenced in 2020 due to the COVID-19 pandemic, recording an annual GDP expansion of 11.7%, according to the local Central Bank. Even though this performance was highly influenced by government support programs that boosted private consumption, overall investment spending also grew on an annual basis, which in turn was partly explained by the reactivation of several industries across the country given greater mobility and social interaction amid the successful vaccination program carried out in Chile. This performance, coupled with a low comparison base from 2020, translated into an annual increase of 19.7% in loan balances managed by the Corporate Area, mainly influenced by an increase in commercial credits, factoring loans and trade finance loans, the latter one explained by higher international trade in 2021 when compared to 2020. Moreover, during 2021, the Corporate Area recorded a significant increase in demand deposits, as well as enhanced cross-selling opportunities across our Corporate customers, particularly in derivative instruments. Lastly, we created Mi Banconexion, a new mobile application for companies where they can visualize and monitor their balances and movements in banking accounts, credit cards and lines of credit.

In addition, the Corporate Area was able to benefit from cross-selling, such as investment banking services offered through our investment banking subsidiary (Banchile Asesoría Financiera). During 2021, revenues and net income from this subsidiary increased when compared to 2020, having executed 20 transactions. Also, the subsidiary maintained its leadership position in investment banking while being recognized as the “Best Investment Bank in Chile” by Global Finance for the third consecutive year.

The foreign trade business is also managed by our Corporate Area, although balances and results are allocated to different business areas depending on the customer who performs the transaction. It is worth mentioning that during 2021, the foreign trade business recorded a 31.5% increase in loan balances for the Bank as a whole and a 12.6% expansion in the Corporate Area in particular, mainly associated with Chilean peso trends in 2021 as well as the base effect of lower international trade in 2020 due to the COVID-19 pandemic.

Special Businesses Area

The Special Business Area provides tailored financial products and services to the real estate and construction industries, as well as family offices. Thus, in addition to traditional lending products, this area offers a wide range of non-lending services related to project finance, deal structuring associated with business acquisitions, cash management, custody services, deposits and funds administration, investment banking, derivative instruments, among others.

As of December 31, 2021, our Special Businesses Area had approximately 773 borrowers out of a total of 7,484 core customers (those holding either a current account or a loan with us). In addition, as of the same date, loans granted by this area accounted for Ch$2,617,921 million, which represented 7.6% of our total loans.

The following table displays the loan portfolio composition of the Special Businesses Area, in accordance with our internal reporting policies, as of December 31, 2021:

	As of December 31, 2021
	(in millions of Ch$, except percentages)
BANK’S INTERNAL REPORTING POLICIES:
Commercial credits	Ch$	2,514,268	96.0%
Leasing loans		79,495	3.0
Other loans		24,158	0.9
Total	Ch$	2,617,921	100.0%

During 2021 the Special Businesses Area focused on strengthening a comprehensive strategy intended to take advantage of opportunities that arise in the local market within the family office sub-segment. In this group of customers, relationships are crucial and, therefore, this area has concentrated on reinforcing the team’s capabilities while establishing a collaborative work relationship with our subsidiaries Banchile Administradora General de Fondos and Banchile Corredora de Bolsa (jointly, Banchile Inversiones) in order to put their wide range of wealth management services and products at the disposal of these customers. In addition, the Special Businesses Area recorded an annual increase of 20.6% in total loans during 2021, particularly concentrated in commercial credits.

Large Companies Area

Our Large Companies Area provides companies, with annual sales that range from approximately Ch$2,000 million to approximately Ch$90,000 million, with a broad range of financial products and services. Customers served by this area are those related to the commercial, manufacturing, agricultural, forestry, fishing and infrastructure sectors, among others.

In May 2021, some subsegments of the Corporate Area were migrated to the Large Companies Area.

As of December 31, 2021, we had 8,996 large company debtors out of a total of 18,280 core customers (those holding either a current account or a loan with us). Loans granted by the Large Companies Area amounted to Ch$5,152,046 million as of the same date, which represented 15.0% of our total loans.

The following table sets forth the loan portfolio composition of the Large Companies  Area, in accordance with our internal reporting policies, as of December 31, 2021:

	As of December 31, 2021
	(in millions of Ch$, except percentages)
BANK’S INTERNAL REPORTING POLICIES:
Commercial credits	Ch$	3,314,740	64.3%
Leasing loans		905,365	17.6
Foreign trade loans		698,611	13.6
Factoring loans		177,137	3.4
Other loans		56,193	1.1
Total	Ch$	5,152,046	100.0%

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

In 2021, the Large Companies Area prioritized a customer centric approach in order to maintain a market-leading position in commercial loans. In the context of the economic slowdown prompted by the COVID-19 pandemic, the Large Companies Area had a crucial role in the implementation of the National Support Plan deployed in 2020 that involved government-guaranteed working capital loans, particularly by the FOGAPE Reactiva program that began in February 2021. This support plan largely explained the annual increase of 5.1%, or Ch$250,822 million, in year-end loan balances managed by this area, although lower than the 9.7% increment seen in 2020. At the product level, the area posted an increase of 44.9% on an annual basis in trade finance loan balances supported by Chilean peso trends and, as compared to the base effect due to the unusual behavior of international trade in 2020 due to the COVID-19 pandemic.

Our factoring business is part of the Large Companies Area. During 2021, we posted an annual increase of 9.0% in year-end balances of factoring loans on a consolidated basis.

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

Regarding funding functions, during 2021, we continued to develop a funding diversification strategy by conducting important transactions in Chile and abroad. This strategy is aimed at maintaining a competitive cost of funding that supports the value offerings we provide to our wide customer base and improving our liquidity by issuing debt of longer maturities that match long-term assets. For that reason, we are continually seeking alternative sources, types of instruments and markets. We generally conduct international bond issuances only if the cost (including costs of interest rate swaps and other transactional expenses) is below the cost of raising funds locally and the currency or interest rate exposure is fully hedged via cross currency swaps.

We are constantly striving to diversify our liability structure in terms of sources, types of instruments and markets with the aim of maintaining a competitive cost of funding and improving our liquidity. In this context, in 2021 we were more active than in the previous year in terms of long-term debt placements in both local and overseas markets. The increase in debt issuance was largely a result of our mid-term funding strategy that aims to diversify our liability structure while financing long-term loan growth, which, in 2020, experienced an extraordinary surge in current account and other demand deposits. In 2021, we carried out the following debt placements:

●	Approximately Ch$277,910 million (denominated in UF) within the local market. These debt placements had maturities ranging from six to nine years, while bearing premium spreads over the relevant benchmark.

●	We also carried out a debt placement in an international capital market by taking advantage of our superior credit rating within Chile and the Latin American region, which enabled us to benefit from liquidity and low interest rates in major capital markets, as follows: (i) Ch$36,097 million in Japan with a 10-year maturity, (ii) Ch$31,203 million in Australia with a 10-year maturity, (iii) Ch$115,483 million in Switzerland with a five-year maturity, (iv) Ch$82,543 million in Japan with a five-year maturity, and (v) Ch$419,345 million in the international capital markets through a Rule 144A/Regulation S issuance with a ten-year maturity. These placements were accompanied by cross currency swap hedge arrangements in order to offset any effects associated with changes in foreign exchange that could impact our cost of funding.

●	Furthermore, we continued to utilize short-term funding associated with our commercial paper program, which provides us with premium funding for Trade Finance transactions. During 2021, we issued a total amount of approximately Ch$698,435 million. As of December 31, 2021, we had an outstanding balance of approximately Ch$348,445 million.

The funding functions carried out by our Treasury area are complemented by our international area, namely International Financial Institutions (“IFI”), which manages relations with correspondent banks worldwide, facilitating international payments and obtaining foreign currency financing for us. As of December 31, 2021, we have established a network of approximately 600 foreign banks, among which we maintained credit relationships with approximately 130 correspondent banks, from which we maintained 17 account relationships. IFI played an important role in structuring international transactions aimed at diversifying our funding.

From the business perspective, our Treasury and Money Market segment recorded operating revenues of Ch$56,673 in 2021, which was lower than the Ch$68,547 recorded in 2020. This performance was based on a proactive management of our investment portfolio and financial gaps and also a very high basis for comparison represented by 2020 when sharp decreases in both local and foreign interest rates translated into remarkable mark-to-market gains in the Investment and Trading portfolios.

Regarding the management of our securities portfolio, as of December 31, 2021, the portfolio amounted to Ch$7,777,613 million and was composed of financial instruments measured at fair value through other comprehensive income that totaled Ch$3,061,174 million, securities held for trading amounting to Ch$3,876,695 million and financial instruments at amortized cost (held-to-maturity) totaling Ch$839,744 million. As for the type of instruments included in our securities portfolio, as of December 31, 2021, 87.4% consisted of securities issued by the Central Bank and the Chilean Government, 10.3% consisted of securities issued by local financial institutions, and 2.2% consisted of securities issued by non-financial Chilean corporate issuers, foreign issuers and other securities. Our investment strategy is designed to supplement our expected profitability, risks and economic variable projections while adhering to the regulatory guidelines and internal limits defined by our finance committee. In this regard, neither proprietary trading nor speculation on equity holdings are business goals for us and, therefore, equity instruments only represented 0.1% of our investment portfolio as of December 31, 2021.

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

The following table sets forth information with respect to our financial services subsidiaries in accordance with our internal reporting policies as of December 31, 2021:

	Assets		Equity		Net Income
	(in millions of Ch$)
BANK’S INTERNAL REPORTING POLICIES
Banchile Corredores de Bolsa S.A.	Ch$	868,794	Ch$	139,056	Ch$	27,901
Banchile Administradora General de Fondos S.A.		55,729		37,571		25,241
Banchile Corredores de Seguros Ltda.		25,139		10,222		6,909
Socofin S.A.		9,594		1,511		(93)
Banchile Asesoria Financiera S.A.		3,908		3,291		2,112
Banchile Securitizadora S.A. (In process of liquidation)		24		14		(129)
Total	Ch$	963,188	Ch$	191,665	Ch$	61,941

The following table sets forth information with respect to our ownership interest in our financial services subsidiaries as of December 31, 2021:

	Ownership Interest
	Direct (%)	Indirect (%)	Total (%)
Banchile Administradora General de Fondos S.A.	99.98%	0.02%	100.00%
Banchile Asesoría Financiera S.A.	99.96	—	99.96
Banchile Corredores de Seguros Ltda.	99.83	0.17	100.00
Banchile Corredores de Bolsa S.A.	99.70	0.30	100.00
Banchile Securitizadora S.A. (In process of liquidation)	99.01	0.99	100.00
Socofin S.A.	99.00%	1.00%	100.00%

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

During the year ended December 31, 2021, Banchile Corredores de Bolsa S.A. recorded an aggregate stock trading turnover on the Santiago Stock Exchange and the Chilean Electronic Stock Exchange that amounted to approximately Ch$9,156,530 million, which represented a 11.7% market share within the Chilean stock market.

Also, as of December 31, 2021, Banchile Corredores de Bolsa S.A. had equity amounting to Ch$139,056 million and, for the year ended December 31, 2021, recorded net income of Ch$27,901 million, which represented 3.5% of our consolidated net income for that period (under the bank’s internal reporting policies).

Mutual and Investment Fund Management

Since 1980, we have provided mutual fund management services through Banchile Administradora General de Fondos S.A. (formerly Banchile Administradora de Fondos Mutuos S.A.). As of December 31, 2021, according to data published by the Chilean Association of Mutual Funds, Banchile Administradora General de Fondos S.A. was the largest mutual fund manager in Chile, managing approximately 24.3% of all Chilean mutual funds’ assets. Also, as of December 31, 2021, Banchile Administradora General de Fondos S.A. operated 56 mutual funds and had Ch$9,916,505 million in assets under management owned by 373,277 corporate and individual investors. As of the same date, Banchile Administradora General de Fondos S.A. operated 40 public investment funds. Banchile managed Ch$1,407,801 million in net assets associated with these public investment funds on behalf of 1,582 participants. As of December 31, 2021, Banchile managed five private investment funds of Ch$47,891 million in net assets associated with these public investment funds on behalf of 95 participants. During 2021, Banchile Administradora General de Fondos S.A. created nine new mutual funds, nine new public investment funds and one private investment fund.

The mutual and investment funds mentioned above are managed by Banchile Administradora General de Fondos S.A., but neither the Bank nor Banchile Administradora General de Fondos S.A. have ownership of these funds and, accordingly, they are not booked in our audited consolidated financial statements.

The following table sets forth information regarding the various mutual funds managed by Banchile Administradora General de Fondos S.A. as of December 31, 2021:

		As of December 31, 2021
Name of Fund	Type of Fund	Net Asset Value (in millions of Ch$)		Number of Investors
Alianza	Fixed income (medium/long term)	Ch$	11,566	Ch$	3,542
Asia	Equity		7,454		1,615
Asiatico Accionario	Equity		20,754		1,844
Banchile Agresivo	Blend		4,035		892
Banchile Conservador	Blend		429		216
Banchile Moderado	Blend		3,194		452
Banchile Renta Lp	Blend		136		116
Banchile-Acciones	Equity		17,021		5,431
Best Coupon Emergente	Structured		2,272		94
Booster Clean Energy	Structured		14,123		538
Booster Innovation	Structured		3,422		170
Capital Efectivo	Fixed income (short term)		319,893		7,434
Capital Empresarial	Fixed income (short term)		2,349,748		29,884
Capital Financiero	Fixed income (short term)		890,802		15,435
Corporate Dollar	Fixed income (short term)		1,360,747		32,159
Crecimiento	Fixed income (medium/long term)		88,491		15,105
Deposito Xxi	Fixed income (medium/long term)		129,413		13,044
Deuda Dolar	Fixed income (medium/long term)		183,858		3,729
Deuda Estatal Uf 3-5	Fixed income (medium/long term)		1,668		483
Disponible	Fixed income (short term)		305,595		48,955
Emerging	Equity		11,029		2,050
Emerging Market	Equity		12,036		815
Estrategia Agresiva	Blend		10,612		1,289
Estrategia Cons	Blend		16,455		1,877
Estrategia Moderada	Blend		35,333		2,391
Estrategico	Fixed income (medium/long term)		280,324		15,347
Europa Desarrollada	Equity		22,240		2,586
Fm Bch Pa Usd Mod	Blend		100,774		2,490
Fondo Mutuo Chile Blue Chip Index Fund	Equity		2,825		361
Fondo Mutuo Cobertura Deuda Global	Fixed income (medium/long term)		6,686		192
Global Dollar	Equity		36,429		885
Global High Yield	Fixed income (medium/long term)		862		39
Global Mid Cap	Equity		16,008		1,555
Horizonte	Fixed income (medium/long term)		81,157		3,482
Inversion Brasil	Equity		4,457		770
Inversion China	Equity		9,744		1,292
Inversion Usa	Equity		115,819		5,921
Inversiones Alternat	Blend		158		160
Inversionista I	Equity		22,309		230
Japón Accionario	Equity		1,601		601
Latam Corporate Investment Grade	Fixed income (medium/long term)		36,072		1,350
Latam Mid Cap	Equity		6,689		2,253
Liquidez 2000	Fixed income (short term)		379,827		41,467
Mid Cap	Equity		4,682		2,264
Port Act Agresivo	Blend		178,893		7,385
Port Act Controlado	Blend		307,809		14,004
Port Act Equilibrado	Blend		748,343		23,360
Port Act Moderado	Blend		928,962		25,557
Port Act Potenciado	Blend		426,041		13,416
Portafolio Activo Dolar Agresivo	Blend		3,034		110
Portafolio Activo Dolar Conservador	Blend		1,462		38
Renta Futura	Fixed income (medium/long term)		79,582		3,858
Retorno L.P. Uf	Fixed income (medium/long term)		27,186		1,776
U.S. Dollar	Equity		64,552		1,398
Us Mid Cap	Equity		35,022		2,489
Utilidades	Fixed income (medium/long term)		186,873		7,081
Total		Ch$	9,916,505		373,277

The following table sets forth information regarding the investment funds managed by Banchile Administradora General de Fondos S.A. as of December 31, 2021:

		As of December 31, 2021
Name of Fund	Type of Fund	Net Asset Value (in millions of Ch$)		Number of Investors
Rem. F.I. Small Cap	Public		66,605	17
Rem. F.I.($) Latam Small Mid Cap	Public		4,102	4
Rem. F.I. Banchile Rentas Inmobiliarias I	Public		125,516	93
Rem. F.I. Latam Corp.High Yield	Public		9,714	111
Rem F.I. ($) Renta Habitacionales	Public		4,076	54
Remu F.I. ($) Deuda Chilena	Public		233,608	245
Rem. F.I. Deuda Global	Public		38,619	96
Rem Fi Inmobiliario VIII	Public		1,988	4
Rem F.I. Market Plus Global	Public		214,897	49
Rem F.I. Market Plus Eeuu	Public		95,496	27
Remu F.I. Usa Equity	Public		35,121	9
Remu F.I. Europe Equity	Public		2,075	7
Remu F.I. Emerging Equity	Public		13,272	1
Remu F.I. Deuda Alto Rendimiento	Public		52,516	23
Remu Fi Desarr.Y Rtas.Resid.	Public		10,505	281
Remu F.I Inver. Inmobiliario IX	Public		18,106	300
Remu F.I Marketplus Europa	Public		21,792	9
Remu F.I United States Propert	Public		5,381	19
Remu Fi Marketplus Emergente	Public		34,406	18
Remu Fi ($) Desarrollo Inmobiliario Peru-Colombia	Public		26,570	14
Remu Fi European Value Partners II	Public		2,921	3
Remu Fi Infraestructura Chile I	Public		70,823	9
Remu Fi ($) Inmobiliario X	Public		48,875	8
Remu Fi ($) Edr Fund Emerging Credit	Public		7,036	4
Remu Fi (Us$) Privado F2	Private		7,992	6
Remu Fi ($) Banchile Oro	Public		1,928	6
Remu Fi (Us$) Ag Direct Lendin	Public		3,756	5
Remu Fi ($) Global Real Estate	Public		38,658	12
Remu Fi ($) Marketplus Japón	Public		2,312	3
Remu Fip (Us$) Allvp III	Private		2,693	10
Remu Fip (Us$) Rentas Perú I	Private		8,335	1
Remu Fi ($) Banchile Equity Tr	Public		1,646	2
Remu Fi ($) Inmobiliario XI	Public		23,826	18
Remu Fi (Us$) Energias Renovab	Public		1,772	38
Remu Fi (Eur$) Axon Aurora I	Public		2,159	43
Remu Fi (Us$) Banchile Ag Dl Iv	Public		6,025	1
Remu Fi (Us$) Banchile Real Estate Usa I	Public		55,742	2
Remu Fi ($) Banchile Deuda Dol	Public		35,648	8
Remu Fi ($) Banchile Proyeccio	Public		29,414	1
Remu Fi (Us$) Private Opportun	Public		9,361	1
Remu Fi (Us$) Pe Secondary Deal I	Public		7,085	4
Rem.($) F.I. Chile Blend	Public		32,898	11
Rem.($)F.I.P. Inmob.Capitolio	Private		18,897	29
Rem. (Us$) F.I.P. Rentas Inmob	Private		9,974	49
Rem. F.I.($) Banch. Plusvalia Eficiente	Public		11,549	22
Total		Ch$	1,455,692	1,677

As of December 31, 2021, Banchile Administradora General de Fondos S.A. had equity of Ch$37,571 million and, for the year ended December 31, 2021, net income of Ch$25,241 million, which represented 3.2% of our 2021 consolidated net income (under the bank’s internal reporting policies).

Insurance Brokerage

We provide insurance brokerage services to our customers through Banchile Corredores de Seguros Limitada (Banchile Corredores de Seguros LTDA.). In 2000, we began to offer life insurance policies associated with consumer loans and non-credit related insurance to our individual customers and the general public. As of December 31, 2021, Banchile Corredores de Seguros Limitada had equity of Ch$10,222 million and, for the year ended December 31, 2021 it recorded net income of Ch$6,909 million, which represented 0.9% of our 2021 consolidated net income (under the bank’s internal reporting policies). According to data published by the CMF, as of December 31, 2021, Banchile Corredores de Seguros Limitada had a 5.0% market share in the total amount of life and casualty insurance policies (in Chilean pesos) sold by insurance brokerage companies in Chile, excluding life annuities.

Additionally, in January 2019 we signed a long-term partnership with Chubb Seguros Chile S.A. and Chubb Seguros de Vida Chile S.A., local subsidiaries of Chubb Limited, by which Chubb became our exclusive provider of life and non-life insurances to be distributed by our insurance brokerage subsidiary. For non-life products, the partnership became effective in June 2019, and for life products, it became effective in January 2020. The partnership does not include life and non-life insurance products that in accordance with local regulation must be publicly auctioned.

Financial Advisory Services

We provide financial advisory and other investment banking services to our customers through Banchile Asesoría Financiera S.A. The services offered by Banchile Asesoría Financiera S.A. are primarily targeted to our corporate customers and include advisory services concerning mergers and acquisitions, restructuring, project finance and strategic alliances. As of December 31, 2021, Banchile Asesoría Financiera S.A. had equity of Ch$3,291 million and, for the year ended December 31, 2021, recorded net income of Ch$2,112 million, which represented 0.3% of our 2021 consolidated net income (under the bank’s internal reporting policies).

Securitization Services

We used to offer investment products to meet the needs of institutional investors, such as private pension funds and insurance companies, through Banchile Securitizadora S.A. In the past, this subsidiary securitized financial assets and issued debt instruments with credit ratings that could be traded in the Chilean marketplace, backed by a bundle of revenue producing assets of the client company. On February 4, 2021, we began a voluntary and anticipated dissolution process for Banchile Securitizadora S.A. as approved by the subsidiary’s shareholders during the extraordinary meeting held on the same date. The dissolution was approved by the CMF and the process of liquidation is still in progress. As of December 31, 2021, Banchile Securitizadora S.A. had equity of Ch$14 million and, for the year ended December 31, 2021, the subsidiary reported a net loss of Ch$129 million (under bank’s internal reporting policies).

Collection Services

Socofin S.A. provides judicial and extra judicial loan collection services to the Bank. As of December 31, 2021, Socofin S.A. had equity of Ch$1,511 million and, for the year ended December 31, 2021, and recorded a net loss of Ch$93 million (under the bank’s internal reporting policies).

Distribution Channels and Electronic Banking

Our distribution network provides integrated financial services and products to our customers through a wide range of channels. The network includes ATMs, branches, internet-based banking platforms, mobile banking applications and call centers.

As of December 31, 2021, we had a network of 272 retail branches throughout Chile. Our branch system serves as a distribution network for all of the products and services offered to our customers. Our full-service branches accept deposits, cash withdrawals, offer the full range of our retail banking products, such as consumer loans, credit cards, mortgage loans and current accounts, and provide financial and non-financial information to current and potential customers. As of December 31, 2021, we had 1,761 ATMs that were part of a larger network of 7,553 ATMs operating in Chile, of which 4,775 ATMs operate under a network managed by Redbanc S.A.

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

Also, we provide our customers with access to a 24-hour phone-bank through which they can access account information and execute certain transactions. This service, through which we receive nearly 371,793 calls per month on average, has enabled us to develop customer loyalty campaigns, sell financial products and services, answer specialized inquiries and receive and resolve complaints by customers and non-customers.

Lastly, over the last years we have devoted efforts to enhance our mobile banking platforms by developing and launching diverse applications, including the mobile applications MiBanco, MiBanconexion, MiPago, and MiBeneficio. Similarly, we launched MiCuenta, MiPass, and MiSeguro. MiBanco is a mobile banking platform that enables our customers to perform most of the operations they can execute on our website, such as accessing their account balances, making bill payments and electronic money transfers, carrying out cash advances from credit cards to checking accounts. MiBanconexion is an application designed for treasury managers of companies or entrepreneurs, which allows our customers to make massive transfers, pay their use of credit lines and check movements in their demand account, among other functionalities. MiPago is a specialized mobile application that permits requests for reimbursements from other Banco de Chile’s customers and performs the transaction by generating and scanning a QR code, which reinforces the security standards for these types of operations. MiCuenta is a mobile application that enables users to make monthly payments associated with utility bills and other types of services. MiPass is a password-generating application that, among other features, allows users to set a list of money transfer recipients to make transfers without requiring another password-generating device. Also, we continued to expand our digital banking offerings by launching the new mobile application called MiInversion. This application serves as a portfolio management mobile platform for retail customers by enabling them to manage their investments in equity, fixed-income and mutual funds. Furthermore, we added new functionalities to these mobile applications by incorporating an on/off service for credit and debit cards in case of theft, misplacement or other security issues detected by the user, authorization of web transactions with MiPass, biometric access to MiBanco and MiBanconexion, through fingerprint, onsite payment in shops and commerce through MiPago, among other features. Likewise, we also added new functionalities by expanding our RedGiro service to permit our clients to perform transactions through their smartphones and added new functionalities to MiInversion, through which our customers are able to invest in time deposits while exchanging foreign currency. As of 2021, we have continued enhancing our mobile applications by improving existing functionalities.

The following table sets forth information regarding the evolution of the number of transactions carried out by customers and non-customers in our diverse distribution channels, as of December 31, 2019, 2020 and 2021:

	For the Year Ended December 31,			% Increase (Decrease)
	2019	2020	2021	2019/2020	2020/2021
	(in millions of transactions)
BANK’S MANAGEMENT INFORMATION SYSTEM
Teller	36.6	20.4	18.9	(44.2)%	(7.3)%
ATMs	147.2	106.6	114.7	(27.6)	7.6
Website
Monetary Transactions	49.5	56.5	61.8	14.1	9.4
Non-monetary transactions	356.1	391.5	404.4	9.9	3.3
Mobile Banking	48.7	61.5	89.6	26.3	45.6
Total	638.2	636.6	689.5	(0.3)%	8.3%

Competition

Overview

The Chilean market for banking and other financial services is highly and increasingly competitive and consists of various market sectors. The most important sector is commercial banking with total loans (excluding operations of subsidiaries abroad) representing 85% of the Chilean GDP as of December 31, 2021. As of the same date, the Chilean banking industry consisted of 17 banks, 16 of which were private sector banks and one state-owned bank, namely, Banco del Estado. As of December 31, 2021, the six largest Chilean banks accounted for approximately 86.7% of all outstanding loans granted by Chilean financial institutions (excluding operations of subsidiaries abroad): Banco Santander—Chile (17.9%), Banco de Chile (16.7%), Banco de Crédito e Inversiones (“BCI”) (14.3%), Scotiabank Chile (14.1%), Banco del Estado (13.8%) and Itaú-Corpbanca (9.8%).

We face significant and increasing competition in all market segments in which we operate. As a comprehensive commercial bank that offers a wide range of services to all types of enterprises and individual customers, we deal with a variety of competitors, ranging from large private sector commercial banks to more specialized entities, such as “niche” banks. In addition, we face competition from other types of lenders, such as non-banking leasing, crowdfunding, factoring and automobile financing companies, especially in credit products, mutual funds, pension funds and insurance companies within the market for savings products and insurance companies in the market for mortgage loans. Likewise, other non-traditional providers of financial services have emerged over the last years, such as e-commerce, local and foreign fintech companies, Telecom companies, like internet and mobile phone providers, and more recently some marketplaces that may set and provide offerings, in the form of temporary financing, directly to their customers or providers. Furthermore, in recent years and given the outstanding credit rating held by the country, as well as the liquidity observed in overseas markets, local middle market, corporations and multinational branches in Chile have increasingly replaced loans rendered by local banks with off-shore long-term debt. In addition, we face competition from other types of competitors, such as leasing, factoring and automobile financing companies (especially in lending products), as well as mutual funds, pension funds and insurance companies, within the market for savings and mortgage loans. Nevertheless, banks continue to be the main suppliers of leasing, factoring and mutual funds, while the insurance brokerage business has become an important component of the value offerings provided by banks.

Within the local banking industry, our primary competitors are the main private sector commercial banks in Chile, namely, Banco Santander—Chile, BCI, Scotiabank Chile, and Itaú-Corpbanca. Nevertheless, we also face competition from Banco del Estado, a state-owned bank, which has a larger customer base than we do. Banco del Estado, which operates under the same regulatory regime as Chilean private sector banks, was the fifth largest bank in Chile as of December 31, 2021, with outstanding total loans of Ch$28,258,859 million, representing a 13.8% market share (excluding operations of subsidiaries abroad), according to data published by the CMF.

In the retail market, we compete with other private sector Chilean banks, as well as with Banco del Estado, which has a large individual customer base. Among private sector banks, we believe our strongest competitors in this market are Banco Santander—Chile, Scotiabank Chile and BCI, as these banks have developed diversified business strategies focused on both small and medium-sized companies and lower to middle income segments of the Chilean population. In addition, we believe our strongest competitors in the high-income individual segment are Banco Santander—Chile, Banco Bice and Banco Security, as these banks rely on specialized business models that provide wealth management and traditional banking services, as we do.

Historically, commercial banks in Chile have competed in the retail market against each other, and finance companies and department stores, with the latter two having traditionally been focused on consumer loans to low and middle-income segments. However, finance companies gradually disappeared between the 1990s and 2000s, as most of them merged into the largest commercial banks that dominate the Chilean banking industry today. Also, by the end of 1990s, the Chilean financial industry witnessed the rise of non-traditional banking competitors, such as large department stores. During the 2000s, these players gained increasing significance in the consumer lending sector, as they were permitted to issue financial products such as credit cards. Currently, there are two consumer-oriented banks affiliated with Chile’s largest department stores: Banco Falabella and Banco Ripley. Although these banks had a combined market share (excluding operations of subsidiaries abroad) of only 2.3% as of December 31, 2021, according to the CMF, the presence of these banks is likely to make consumer banking more competitive over the next few years, especially within the lower income segment. As of December 31, 2021, consumer loans granted by Banco Falabella and Banco Ripley represented 13.4% and 3.1%, respectively, of the total consumer loans rendered by the industry (excluding operations of subsidiaries abroad).

In the wholesale market, we believe our strongest competitors are also Banco Santander—Chile, BCI, Itaú-Corpbanca and Scotiabank Chile. Similarly, we believe these banks are our most significant competitors in the small and medium sized companies’ business segment.

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

In recent years, for example, in 2013 Corpbanca’s controlling shareholders announced their intention to sell part of their stake to a local or international player. On January 29, 2014, Corpgroup (the controlling shareholder of Corpbanca) accepted the bid of Brazil’s Itaú Unibanco, through which Itau merged its own Chilean and Colombian subsidiaries with Corpbanca. The merger was approved by the former SBIF in September 2015 and Banco Itaú Chile became Banco Itaú-Corpbanca. The merged company started operations on April 1, 2016. As of December 31, 2021, the merged bank, which adopted the brand name Banco Itaú Corpbanca, had a 9.8% market share, excluding operations of subsidiaries abroad.

In addition, consolidation and overseas expansion has emerged as a means of inorganic growth for local banks. For example, in 2012, Corpbanca, ranked fourth among Chilean private sector banks in terms of total loans as of December 31, 2011, acquired a former Santander Group’s subsidiary in Colombia and consolidated its balance sheet and results of operations beginning May 31, 2012. Also, by the end of 2012, Corpbanca made a bid for acquiring Helm Bank in Colombia. According to publicly available information, the bid process was completed and fully authorized by the former SBIF in July 2013 and Corpbanca started to consolidate the balance sheet of this new subsidiary beginning August 31, 2013. Given the merger between Banco Itaú Chile and Corpbanca in 2016, assets held by former Corpbanca subsidiaries in Colombia were integrated into the merged bank. Hence, as of December 31, 2021, loans associated with Banco Itaú-Corpbanca’s operations in Colombia amounted to Ch$4,773,752 million and represented 2.1% of the industry’s total loans.

Similarly, by the end of May 2013, BCI—the third largest private sector bank in Chile in terms of total loans as of December 31, 2021, with a 14.3% market share (excluding operations of subsidiaries abroad)—announced the acquisition of the City National Bank (CNB), headquartered in the United States. According to public information published by the former SBIF, the process was fully authorized and completed in October 2015. BCI started to consolidate the balance sheet on the same date. Furthermore, in December 2017, BCI—through CNB—announced its intention to acquire the 100% of Totalbank (based in the United States) shares from Banco Santander for an amount of approximately U.S.$530 million. This acquisition was formally completed in June 2018, resulting in BCI recording a notable increase in its international presence in terms of total loans. As of December 31, 2021, loans associated with BCI’s operation in the United States amounted to Ch$11,637,496 million and represented 5.3% of the industry’s total loans.

On December 5, 2017, it was publicly announced that BBVA formally accepted Scotiabank Chile’s bid to acquire 68.2% of BBVA Chile shares for an amount of approximately U.S.$2,200 million. In January 2018, Scotiabank requested the former SBIF’s authorization for this transaction, which was granted in March 2018. The merger was completed in September 2018 after receiving the approval of the former SBIF at the end of August 2018. As of December 31, 2021, the market share of the merged bank in terms of total loans was 14.1%, excluding foreign subsidiaries.

In addition, in recent years, some of our banking competitors have acquired the lending business of certain non-banking credit card issuers, primarily related to credit cards, as permitted by the Chilean regulator since 2018. For example, on December 19, 2017, BCI agreed to acquire Walmart Chile Servicios Financieros for an amount of approximately U.S.$148 million. Walmart Chile Servicios Financieros managed two types of credit cards and had approximately 1.4 million credit card holders. The former SBIF approved this acquisition in November 2018. Similarly, on May 31, 2018, Promotora CMR Falabella S.A. merged into Banco Falabella. By means of this acquisition, Banco Fallabella added approximately 1.2 million credit account holders. The former SBIF approved this transaction in October 2018 and the integration process was fully completed in December 2018. As a result, as of December 31, 2018, Banco Falabella became the largest bank in Chile in terms of issued credit cards.

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

In 2021, there were no changes in the industry’s composition.

Changes in Banking Players

During 2014 the Chilean banking industry witnessed the entry of new market players and changes in the ownership structure of certain competitors. By the end of August 2014, Banco International announced the intention of Inversiones la Construcción (“ILC”) to take control of the bank by acquiring a 50.1% stake from the controlling shareholder, “Baninter”. Banco Internacional is a small bank within the Chilean banking industry and is mostly focused on the wholesale banking segment. As of December 31, 2021, Banco Internacional’s loan book represented 1.1% of the total outstanding loans of the industry (excluding operations of subsidiaries abroad).

Furthermore, on May 30, 2014, the former SBIF authorized the existence and approved the bylaws of “Banco BTG Pactual Chile.” This bank, a Chilean subsidiary of Brazil-based bank BTG Pactual, was already operating in the Chilean financial industry since 2012, providing stock brokerage, mutual funds management and investment banking services. Banco BTG Pactual Chile received the final authorization to operate as a commercial bank on December 31, 2014 and officially started its commercial operations on January 23, 2015. As of December 31, 2021, the loan book of Banco BTG Pactual Chile represented only 0.7% of the total outstanding loans of the industry (excluding operations of subsidiaries abroad).

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

In December 2021, the CMF approved the termination of the banking license of Banco do Brasil S.A.’s business in Chile as requested by the bank in May 2021. Banco do Brasil S.A. had presence in the local banking industry since 1963, ending 58 years of operation in Chile.

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

Below there is a set of tables and figures for the years ended December 31, 2019, 2020 and 2021 that show our position within the Chilean financial industry. The market information is set forth under Chilean GAAP as published by the CMF and—unless otherwise indicated—excludes data related to operations of subsidiaries abroad.

Balance Sheet

The following table sets forth certain statistical information on the Chilean financial system as of December 31, 2021, according to information published by the CMF under Chilean GAAP:

	As of December 31, 2021
	Assets			Loans(1)(2)			Deposits(2)			Equity(3)
	Amount		Share	Amount		Share	Amount		Share	Amount		Share
	(in millions of Ch$, except percentages)
CHILEAN GAAP:
Private sector banks	Ch$	307,867,306	85.2%	Ch$	176,439,887	86.2%	Ch$	128,501,487	79.9%	Ch$	22,549,027	91.0%
Banco del Estado		53,586,003	14.8		28,258,859	13.8		32,278,607	20.1		2,237,907	9.0
Total banking system	Ch$	361,453,309	100.0%	Ch$	204,698,746	100.0%	Ch$	160,780,094	100.0%	Ch$	24,786,934	100.0%

Source: CMF

(1)	Loans to customers. Interbank loans are not included.

(2)	Excludes operations of subsidiaries abroad.

(3)	For purposes of this table, equity includes capital and reserves, net income for the period and provisions for minimum dividends.

Loans and Deposits

a.	Total Loans

We had total loans of Ch$34,256,184 million as of December 31, 2021, according to information published by the CMF under Chilean GAAP. The following table sets forth our market share and the market share of our principal private sector competitors in terms of total loans, as of the dates indicated, according to information published by the CMF under Chilean GAAP:

	Total Loans(1)(2)
	As of December 31,
	2019	2020	2021
CHILEAN GAAP:
Banco Santander–Chile	18.0%	18.5%	17.9%
Banco de Chile	16.5	16.6	16.7
Banco de Crédito e Inversiones	14.0	14.3	14.3
Scotiabank Chile	14.0	13.7	14.1
Itaú-Corpbanca	10.1	9.8	9.8
Total market share	72.6%	72.9%	72.9%

Source: CMF

(1)	Allowances for loan losses not deducted.

(2)	Excludes operations of subsidiaries abroad.

b.	Total Deposits

We had total deposits (including demand deposits and time deposits) of Ch$27,682,797 million as of December 31, 2021, according to information published by the CMF under Chilean GAAP. The following table sets forth the market shares in terms of total deposits for private banks as of December 31, 2019, 2020 and 2021 on a consolidated basis, according to information published by the CMF under Chilean GAAP:

	Total Deposits(1)
	As of December 31,
	2019	2020	2021
CHILEAN GAAP:
Banco Santander–Chile	16.9%	16.8%	17.4%
Banco de Chile	15.9	16.1	17.2
Banco de Crédito e Inversiones	13.4	13.3	14.2
Scotiabank Chile	11.5	10.5	10.4
Itaú-Corpbanca	9.0	9.3	8.4
Total market share	66.6%	66.0%	67.6%

Source: CMF

(1)	Excludes operations of subsidiaries abroad.

c.	Demand Deposits

We had demand deposits of Ch$18,542,791 million as of December 31, 2021, according to information published by the CMF under Chilean GAAP. The following table sets forth the market shares in terms of demand deposits for private banks as of the dates indicated, on a consolidated basis, according to information published by the CMF under Chilean GAAP:

	Demand Deposits(1)
	As of December 31,
	2019	2020	2021
CHILEAN GAAP:
Banco de Chile	22.6%	20.8%	21.6%
Banco Santander–Chile	20.5	20.0	20.9
Banco de Crédito e Inversiones	13.3	13.5	14.6
Scotiabank Chile	9.7	9.3	8.4
Itaú-Corpbanca	5.5	5.4	5.4
Total market share	71.6%	69.0%	71.0%

Source: CMF

(1)	Excludes operations of subsidiaries abroad.

d.	Time Deposits

We had time deposits of Ch$9,140,006 million as of December 31, 2021, according to information published by the CMF under Chilean GAAP. The following table sets forth the market shares in terms of time deposits for private banks as of the dates indicated, on a consolidated basis, according to information published by the CMF under Chilean GAAP:

	Time Deposits(1)
	As of December 31,
	2019	2020	2021
CHILEAN GAAP:
Banco de Crédito e Inversiones	13.4%	13.2%	13.7%
Banco Santander–Chile	14.8	13.8	13.5
Scotiabank Chile	12.5	11.5	12.6
Banco de Chile	12.2	11.6	12.2
Itaú-Corpbanca	10.9	13.0	11.7
Total market share	63.8%	63.1%	63.6%

Source: CMF

(1)	Excludes operations of subsidiaries abroad.

Credit Quality and Risk Management

a.	Risk Index

The following table sets forth the ratio of allowances to total loans of the largest private banks in Chile and of the Chilean financial system as a whole (including such banks) as of December 31, 2019, 2020 and 2021, according to information published by the CMF under Chilean GAAP:

	Allowances to Total Loans(1)
	As of December 31,
	2019	2020	2021
CHILEAN GAAP:
Scotiabank Chile	2.11%	2.00%	1.54%
Banco de Crédito e Inversiones	1.97	2.22	1.84
Banco de Chile	2.28	2.41	2.10
Banco Santander—Chile	2.73	2.84	2.62
Itaú-Corpbanca	3.36	3.99	3.22
Financial system	2.58%	2.73%	2.39%

Source: CMF

(1)	Includes operations of subsidiaries abroad.

b.	Non-Performing Loans

The following table sets forth the ratio of past-due loans (90 days or more) over total loans for the largest private banks in Chile as of December 31, 2019, 2020 and 2021 on an individual basis, according to information published by the CMF under Chilean GAAP:

	Past-due loans to Total Loans(1)
	As of December 31,
	2019	2020	2021
CHILEAN GAAP:
Banco de Crédito e Inversiones	1.36%	1.18%	0.84%
Banco de Chile	1.39	0.97	0.85
Scotiabank Chile	1.90	1.47	0.95
Banco Santander-Chile	2.05	1.41	1.23
Itaú-Corpbanca	2.82	2.23	1.87
Financial system	2.09%	1.59%	1.25%

Source: CMF

(1)	Past-due loans refer to loans 90 days or more past due, including installments that are overdue and the remaining amount of principal and interest.

c.	Additional Allowances

The following table sets forth the amount of additional allowances established (under Chilean GAAP) by the largest private Chilean banks as of the dates indicated, according to information published by the CMF under Chilean GAAP:

	Additional Allowances (1)
	As of December 31,
	2019		2020		2021
CHILEAN GAAP:
Banco de Chile	Ch$	213,252	Ch$	320,252	Ch$	540,252
Banco de Crédito e Inversiones		16,692		160,176		350,143
Banco Santander–Chile		16,000		126,000		258,000
Scotiabank Chile		5,451		84,808		185,761
Itaú-Corpbanca		—		137,848		133,323
Financial System	Ch$	799,664	Ch$	1,480,042	Ch$	2,273,943

Source: CMF

(1)	Includes operations of subsidiaries abroad.

Capital Adequacy

a.	Capital and Reserves

The following table sets forth year-end balances of capital and reserves for the largest private banks in Chile as of December 31, 2019, 2020 and 2021 according to information published by the CMF under Chilean GAAP:

	Capital and Reserves(1)(2)
	As of December 31,
	2019		2020		2021
CHILEAN GAAP:
Banco de Crédito e Inversiones	Ch$	3,510,669	Ch$	3,672,487	Ch$	4,137,202
Banco de Chile		3,235,676		3,483,431		3,753,989
Itaú-Corpbanca		3,351,440		3,313,805		3,157,878
Banco Santander - Chile		3,083,852		3,290,386		2,957,104
Scotiabank Chile	Ch$	1,965,959	Ch$	2,312,753	Ch$	2,504,054

Source: CMF

(1)	Capital and Reserves equals to total equity before provisions for minimum dividends and net income for the period.
(2)	Includes operations of subsidiaries abroad.

b.	Average Equity

The following table sets forth balances of average equity for the largest private banks in Chile as of the dates indicated, according to information published by the CMF under Chilean GAAP:

	Average Equity (1)(2)
	As of December 31,
	2019		2020		2021
CHILEAN GAAP:
Banco de Crédito e Inversiones	Ch$	3,609,822	Ch$	3,950,221	Ch$	4,131,897
Banco de Chile		3,388,347		3,615,816		3,940,116
Banco Santander - Chile		3,346,831		3,645,803		3,490,776
Scotiabank Chile		2,123,480		2,407,282		2,641,269
Itaú-Corpbanca	Ch$	3,600,192	Ch$	2,919,658	Ch$	2,553,162

Source: CMF

(1)	Includes operations of subsidiaries abroad.
(2)	Average total equity for the year ended December 31, 2019, 2020 and 2021.

c.	Basel Ratio

The following table sets forth the BIS ratios of the largest private Chilean banks as of the dates indicated, according to information published by the CMF:

	BIS Ratios (1)
	Year Ended December 31,
	2019	2020	2021
CHILEAN GAAP:
Banco de Chile	14.1%	16.0%	17.3%
Itaú-Corpbanca	13.1	13.6	16.2
Banco Santander–Chile	12.9	15.4	15.9
Banco de Crédito e Inversiones	12.0	13.4	13.5
Scotiabank Chile	10.9	13.2	12.3
Financial system	12.8%	14.7%	14.9%

Source: CMF

(1)	Total Capital or Regulatory Capital divided by Risk Weighted Assets (RWA). Figures for December 2020 consider a transition to Basel III as established by the CMF while figures for 2021 consider the first application of Basel III by considering risk weighted assets for credit, market and operational risk.

d.	CET1 Ratio

The following table sets forth the CET1 ratios of the largest private Chilean banks as of the dates indicated, according to information published by the CMF under Chilean GAAP:

	CET1 Ratios (1)
	Year Ended December 31,
	2019	2020	2021
CHILEAN GAAP:
Banco de Chile	10.9%	12.2%	13.0%
Itaú-Corpbanca	13.4	8.4	11.5
Scotiabank Chile	10.2	10.1	10.1
Banco de Crédito e Inversiones	10.1	10.9	10.0
Banco Santander–Chile	7.9	10.3	9.6
Financial system	10.3%	10.7%	10.7%

Source: CMF

(1)	CET1 Capital divided by Risk Weighted Assets (RWA). Figures since December 2020 consider a transition to Basel III as established by the CMF, while figures for 2021 consider the first application of Basel III by considering risk weighted assets for credit, market and operational risk.

Operating Revenue Generation

a.	Net Income attributable to equity holders

The following table sets forth the market shares in net income attributable to equity holders for private sector banks as of December 31, 2019, 2020 and 2021, according to information published by the CMF under Chilean GAAP:

	Net Income(1)
	Year Ended December 31,
	2019	2020	2021
CHILEAN GAAP:
Banco de Chile	23.4%	39.3%	21.4%
Banco Santander—Chile	21.8	43.9	20.9
Banco de Crédito e Inversiones	15.9	26.9	14.1
Scotiabank Chile	10.0	23.4	11.5
Itaú-Corpbanca	5.0	(78.5)	7.5
Total Market Share	76.1%	54.9%	75.4%

Source: CMF

(1)	Includes operations of subsidiaries abroad.

b.	Operating Revenues

The following table sets forth the market shares in terms of operating revenues for private banks as of December 31, 2019, 2020 and 2021, on a consolidated basis, according to information published by the CMF under Chilean GAAP:

	Operating Revenues(1)
	Year Ended December 31,
	2019	2020	2021
CHILEAN GAAP:
Banco Santander–Chile	16.3%	17.1%	17.4%
Banco de Chile	16.9	16.3	16.8
Banco de Crédito e Inversiones	15.9	17.1	16.3
Scotiabank Chile	10.6	10.8	10.3
Itaú-Corpbanca	10.4	9.1	10.0
Total Market Share	70.1%	70.4%	70.8%

Source: CMF

(1)	Includes operations of subsidiaries abroad.

c.	Fees and Commissions

The following table sets forth the market shares in terms of revenues coming from fees and commissions for private banks as of the dates indicated, on a consolidated basis, according to information published by the CMF under Chilean GAAP:

	Fees and Commissions (1)
	Year Ended December 31,
	2019	2020	2021
CHILEAN GAAP:
Banco de Chile	21.6%	22.5%	20.3%
Banco de Crédito e Inversiones	16.6	17.0	15.4
Banco Santander–Chile	13.6	13.5	14.8
Scotiabank Chile	9.8	9.0	8.6
Itaú-Corpbanca	8.2	7.1	6.8
Total Market Share	69.9%	69.2%	65.9%

Source: CMF

(1)	Includes operations of subsidiaries abroad.

d.	Operating Margin

The following table sets forth the operating margins for private banks as of December 31, 2019, 2020 and 2021, on a consolidated basis, according to information published by the CMF under Chilean GAAP:

	Operating Margin(1)(2)
	Year Ended December 31,
	2019	2020	2021
CHILEAN GAAP:
Banco de Chile	5.7%	5.6%	5.3%
Banco Santander—Chile	5.2	5.1	5.0
Itaú-Corpbanca	2.6	3.8	4.6
Scotiabank Chile	5.5	5.1	4.5
Banco de Crédito e Inversiones	5.3	5.2	4.2
Financial System average	5.2%	5.1%	4.8%

Source: CMF

(1)	Includes operations of subsidiaries abroad.

(2)	Operating income divided by average interest earning assets.

Profitability Ratios

a.	Return on Capital and Reserves (year-end balance)

The following table sets forth our return attributable to equity holders on capital and reserves and the returns attributable to equity holders on capital and reserves of our principal private sector competitors and the Chilean banking industry as a whole, in each case as of December 31, 2019, 2020 and 2021, according to information published by the CMF under Chilean GAAP:

	Return on Capital and Reserves(1)(2)
	Year Ended December 31,
	2019	2020	2021
CHILEAN GAAP:
Banco Santander–Chile	17.9%	15.7%	26.2%
Banco de Chile	18.3	13.3	21.1
Scotiabank Chile	12.9	11.9	16.9
Banco de Crédito e Inversiones	11.5	8.6	12.6
Itaú-Corpbanca	3.8	(27.9)	8.8
Financial System average	12.5%	5.4%	16.5%

Source: CMF

(1)	Corresponds to net income attributable to equity holders divided by the year-end balance of Capital and Reserves.
(2)	Includes operations of subsidiaries abroad.

b.	Return on Average Equity (ROAE)

The following table sets forth our return on average equity and the returns on average equity of our principal private sector competitors and the Chilean banking industry as a whole, in each case as of the dates indicated, according to information published by the CMF under Chilean GAAP:

	Return on Average Equity (1)(2)
	Year Ended December 31,
	2019	2020	2021
CHILEAN GAAP:
Banco Santander–Chile	16.5%	14.2%	22.2%
Banco de Chile	17.5	12.8	20.1
Scotiabank Chile	12.0	11.4	16.1
Banco de Crédito e Inversiones	11.2	8.0	12.6
Itaú-Corpbanca	3.5	(31.7)	10.9
Financial System average	11.9%	5.3%	16.1%

Source: CMF

(1)	Corresponds to net income attributable to equity holders divided by the average balance of Total Equity.
(2)	Includes operations of subsidiaries abroad.

c.	Return on Average Assets (ROAA)

The following table sets forth our return on average assets and the returns on average assets of our principal private sector competitors and the Chilean banking industry as a whole, in each case as of the dates indicated, according to information published by the CMF under Chilean GAAP:

	Return on Average Assets (1)(2)
	Year Ended December 31,
	2019	2020	2021
CHILEAN GAAP:
Banco de Chile	1.6%	1.0%	1.7%
Banco Santander–Chile	1.3	0.9	1.3
Scotiabank Chile	0.8	0.7	1.1
Banco de Crédito e Inversiones	0.9	0.6	0.9
Itaú-Corpbanca	0.4	(2.5)	0.8
Financial System average	1.0%	0.4%	1.1%

Source: CMF

(1)	Corresponds to net income attributable to equity holders divided by the average balance of Total Assets.
(2)	Includes operations of subsidiaries abroad.

Operating Efficiency

a.	Operating Expenses

The following table sets forth the market shares in terms of operating expenses for private sector banks as of December 31, 2019, 2020 and 2021, on a consolidated basis, according to information published by the CMF under Chilean GAAP:

	Operating Expenses(1)
	As of December 31,
	2019	2020	2021
CHILEAN GAAP:
Scotiabank Chile	11.0%	8.7%	10.1%
Itaú-Corpbanca	12.8	24.0	11.8
Banco de Chile	15.7	13.0	14.7
Banco Santander—Chile	14.0	12.7	15.2
Banco de Crédito e Inversiones	16.5	15.3	17.2
Total Market Share	69.9%	73.6%	69.1%

Source: CMF

(1)	Includes operations of subsidiaries abroad.

b.	Efficiency Ratio (Cost-to-income)

The following table sets forth the efficiency ratios of the largest private Chilean banks as of December 31, 2019, 2020 and 2021, according to information published by the CMF under Chilean GAAP:

	Efficiency Ratio(1)(2)
	As of December 31,
	2019	2020	2021
CHILEAN GAAP:
Banco Santander–Chile	42.0%	42.5%	39.8%
Banco de Chile	45.2	45.5	39.8
Scotiabank Chile	50.5	46.4	44.5
Banco de Crédito e Inversiones	50.6	51.0	48.2
Itaú-Corpbanca	59.9	151.0	53.9
Financial System average	48.8%	57.2%	45.5%

Source: CMF

(1)	Operating expenses divided by operating revenue.
(2)	Includes operations of subsidiaries abroad.

REGULATION AND SUPERVISION

General

In Chile, only banks may maintain current accounts for their customers and, together with certain other specific non-banking financial institutions, may accept time deposits. The main authorities regulating financial institutions in Chile are the CMF and the Central Bank. Chilean banks are primarily subject to the General Banking Act and secondarily, to the extent not inconsistent with that law, the provisions of the Chilean Corporations Law governing publicly listed corporations, except for certain provisions that are expressly excluded. The Chilean banking regulatory system dates to 1925 and has been characterized by periods of substantial regulation and government intervention, as well as periods of deregulation. The most recent period of deregulation commenced in 1975 and culminated in the adoption of a series of amendments to the General Banking Act. In 2004, amendments to the General Banking Act granted additional powers to banks, including general underwriting powers for new issuances of certain debt and equity securities and the power to create subsidiaries to engage in activities related to banking, such as brokerage, investment advisory, mutual fund services, investment fund management, factoring, securitization products and financial leasing services. Prior to 2006, banks had the option of distributing less than 30% of their earnings as dividends in any given year, subject to approval of the holders of at least two-thirds of the bank’s common stock. In 2006, however, the General Banking Act was amended to eliminate this alternative. During the last years, several modifications to the General Banking Act were issued with the purpose of implementing the Basel III guidelines. For more information on recent modifications to the General Banking Act see “Item 4. Information on the Company—Regulation and Supervision—Modifications to the General Banking Act”.

Due to the integration and replacement of the SBIF into the CMF in June 2019, references herein that formerly applied to the SBIF will be mentioned hereinafter, interchangeably, as the “CMF”, “regulator”, “banking regulator” or “Chilean regulator”. For more information regarding the legal amendments that led to the replacement of the SBIF by the CMF, see both “Item 4. Information on the Company—Regulation and Supervision—The Financial Market Commission (CMF)” and “Item 4. Information on the Company—Regulation and Supervision—Modifications to the General Banking Act”.

The Central Bank

The Central Bank is an autonomous legal entity created under the framework of the Chilean Constitution. It is subject to its Ley Orgánica Constitucional (the “Organic Constitutional Law”) and the current Chilean Constitution. To the extent not inconsistent with its Organic Constitutional Law or the current Chilean Constitution, the Central Bank is also subject to general laws applicable to the private sector, but is not subject to the laws applicable to the public sector. The Central Bank is directed and administered by a board of directors composed of five members appointed by the President of Chile, subject to Senate approval.

The new Constitution, which is currently still being drafted and which will be subject to an exit referendum, is expected to address the role of the Central Bank at a constitutional level, per the drafting and discussions held by the Constitutional Convention as of the date of this annual report. As it stands, we do not expect that material changes in its autonomy and/or characteristics will be introduced in the new Constitution, although new objectives could be added to its current legal purpose. For more information on the constitutional process that is carried out by the Constitutional Convention, please see “Item 3. Key Information—Risk Factors—Risks Relating to Chile—Our business growth, asset quality and profitability may be affected by political, legal and economic uncertainty, as well as social developments and the drafting of a new constitution in Chile”.

The legal purpose of the Central Bank is to maintain the stability of the Chilean peso, control inflation and the orderly functioning of Chile’s internal and external payment systems. The Central Bank’s powers include setting reserve requirements, regulating the amount of money and credit in circulation, and establishing regulations and guidelines regarding financial companies, foreign exchange (including the Formal Exchange Market) and bank deposit-taking activities.

The Financial Market Commission (CMF)

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

The CMF was established in January 2018, pursuant to Law No. 21,000 to replace the SVS and the SBIF. Specifically, the CMF must regulate, oversee, sanction and manage the operation, stability and development of the Chilean financial market by easing the participation of market agents while keeping public trust. In order to do so, the CMF must have an overall and systemic vision by protecting interests of investors and insured agents. The CMF also can impose sanctions on the supervised entities.

The CMF is a professional and technical institution, led by a board of five members whose chairman is appointed by the Chilean Government. The CMF framework includes a special financial prosecutor who is responsible for identifying, investigating, and prosecuting potential infringements of the rules that govern the markets and industries regulated by the CMF. In addition to the powers formerly vested on both the SBIF and the SVS, the CMF has additional powers that should improve the supervision of the Chilean financial markets while providing due process for regulated companies by incorporating new tools that promote the cooperation of companies purportedly involved with infringements of applicable rules.

Since the beginning of 2021, the CMF’s internal structure has been moving towards a “twin peaks” system, following recommendations from the International Monetary Fund. This means that the CMF’s structure since January 2021 is divided into two sections depending on the supervisory and regulatory objects. One of these sections exclusively addresses prudential/solvency regulation and supervision, while the other focuses on conduct regulation and supervision.

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

The CMF currently oversees the Chilean Financial Market (comprised of publicly traded companies, banks and financial institutions, insurance companies, insurance brokers, mutual funds and investment funds). As mentioned, based on several modifications to the General Banking Law, the CMF assumed the supervision and regulation of banking activities by replacing and assuming the powers of the SBIF.

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

The CMF examines all banks, usually at least once a year or more often if necessary under certain circumstances. Banks are required to submit unaudited financial statements to the CMF on a monthly basis and to publish their unaudited financial statements at least four times a year in a newspaper of national circulation. A bank’s financial statements as of December 31 of each year must be audited and submitted to the CMF together with the opinion of its independent auditors. Also, banks are required by the CMF to include in mid-year financial statements (as of June 30 of every fiscal year) an auditor’s review statement in accordance with Chilean GAAP). Likewise, under the new Compendium of Accounting Standards (“Compendio de Normas Contables Bancarias”), banks are required to accompany their interim financial statements by a management commentary starting in the first quarter of 2022. In addition, banks are required to provide extensive information regarding their operations at various periodic intervals to the CMF by means of specialized reports associated with business-related risk, products, transactions, distribution channels, among others.

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

All of our subsidiaries operating under the brand name Banchile are also supervised by the CMF.

Some of the amendments to the General Banking Act introduced in January 2019 are regulations still in the process of being implemented by the CMF and/or the Central Bank. For more information on the timeframe for such implementation see “Item 4. Information on the Company—Regulation and Supervision—Modifications to the General Banking Act.”

On December 20, 2019, the CMF published Circular No. 2,243, which updates the instructions to the Compendium of Accounting Standards. The changes pursued to achieve greater convergence with IFRS, as well as an improvement in the quality of financial information, to contribute to the financial stability and transparency of the banking system. The main changes introduced to the Compendium of Accounting Standards were related to: (i) the incorporation of IFRS 9 with the exception of the chapter on impairment of loans classified as “financial assets at amortized cost”, (ii) changes in the presentation of the financial statements due to the adoption of IFRS 9 in replacement of IAS 39, (iii) a new presentation for the Statement of Other Comprehensive Income, the Statement of Changes in Equity, and guidelines for presenting financing and investment activities in the Statement of Cash Flows, (iv) the incorporation of a “Management Commentary” in interim and annual financial statements in accordance with the IASB Practice Document No. 1, (v) modifications to some notes to the financial statements, (vi) changes in coding of accounts as well as in their description, (vii) changes to the criteria for suspending the accrual of interests when any credit or an installment become overdue 90 days or more, and (viii) the adaptation of limitations and precisions to the use of IFRS contained in Chapter A-2 of the Compendium of Accounting Standards.

All the new standards were to be applicable as of January 1, 2021, with a transition date on January 1, 2020, and the change of criteria for the suspension of the recognition of interest income on an accrual basis as provided in Chapter B-2 of the CNCB, were to be adopted no later than January 1, 2021. However, due to the COVID-19 pandemic, the CMF issued Circular No. 2,249 on April 20, 2020, by which these updates were to become applicable in January 2022 with a transition date on January 1, 2021, and the change of criteria for the suspension of the recognition of interest income on an accrual basis as provided in Chapter B-2 of the Compendium of Accounting Standards must be adopted no later than January 2022. The effects of the application of the suspension rule of interest and readjustments when any credit or one of its payments presents a default greater than 90 days did not have a significant impact on our results of operations or financial condition under Chilean GAAP.

On October 7, 2021, the CMF published some adjustments and updates to the Compendium of Accounting Standards, which became effective on January 1, 2022, and to the reporting system by which this information must be submitted to the CMF. Among other matters, this update includes the accounting information required to prepare Chilean banks’ financial statements consistent with Basel III guidelines. In addition, some of the instructions of the Compendium of Accounting Standards have been clarified, mainly regarding the application of the following IFRS rules: (i) IFRS 9, on the accounting treatment of instruments that may qualify as additional Tier 1 and Tier 2 capital, (ii) IFRS 8, on the mistakes associated with events of operational risk, and (iii) IFRS 37, on the determination of provisions due to operational risk. Chapter B-1 of the Compendium of Accounting Standards, on the aggregate exposure of commercial loans, has also been amended, though it will become effective on July 1, 2022.

As of the date of this annual report, we have deployed human and technical resources through diverse IT projects that aimed to address all the requirements associated with the adoption of the new Compendium of Accounting Standards by modifying our core accounting, transactional and reporting systems. Based on these efforts, as of the date of this annual report we are in full compliance with the guidelines established by the CMF through the new Compendium of Accounting Standards at the beginning January 1, 2022. In addition, we did not experience material impacts on our results of operations or financial condition due to the adoption of the new Compendium of Accounting Standards under Chilean GAAP.

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

The General Banking Act contemplates a current deposit guarantee for time deposits such that the principal amount of time deposits would be 100% guaranteed by the Chilean Government with a limit of UF 200 per person (approximately Ch$6.2 million or U.S.$7,270 as of December 31, 2021) in a single bank and UF 400 per person (approximately Ch$12.4 million or U.S.$14,539 as of December 31, 2021s) in the Chilean banking system as a whole.

Reserve Requirements

Deposits are subject to a reserve requirement of 9.0% for demand deposits and 3.6% for time deposits (with terms of less than one year). The Central Bank has statutory authority to increase these percentages to as much as 40% for demand deposits and as much as 20% for time deposits, to implement monetary policy.

In addition, Chilean banks must hold a certain amount of assets in cash or highly liquid instruments. This reserve requirement, also know as “technical reserve”, is equal to the amount by which the daily balance of demand deposits, net of clearing, exceeds 2.5 times the amount of the bank’s Total Capital or Regulatory Capital. Deposits payable on demand include the following:

●	deposits in current accounts;

●	other demand deposits or obligations payable on demand and incurred in the ordinary course of business;

●	saving deposits that allow unconditional withdrawals that bear a stated maturity; and

●	other deposits unconditionally payable immediately.

As of December 31, 2021, Banco de Chile fully complied with these reserve requirements.

In accordance with the General Banking Act, if a Chilean bank or a foreign bank operating in Chile is defined to be a domestic-systemically important bank by the new regulator, it may be subject to one or a combination of additional restrictions, including but not limited to, more restrictive reserve requirements associated with the “technical reserve”. In this regard, the new banking framework establishes that under certain conditions a systemically important bank may be required to hold assets in cash or highly liquid instruments for the amount by which the daily balance of deposits payable on demand, net of clearing, exceeds 1.5 times the amount of the bank’s Total Capital or Regulatory Capital, instead of 2.5 times as requested for any bank. On November 2, 2020, the CMF published the final regulation that establishes the methodology for determining systemically important banks in Chile under the Basel III framework. Requirements for systemically important banks could be imposed since March 2021 by the CMF based on the previously mentioned methodology and the guidelines defined by the General Banking Act. On March 31, 2021, the CMF announced that six local banks (including us) were designated as systemically important banks. Based on modifications to the adoption phase-in period generated by the COVID-19, the systemic buffer and related measures, if any, commenced at zero in December 2021 and will start to be effective in December 2022, based on the assessment of the CMF. On March 30, 2022 the CMF announced the systemic buffers for these six banks. The systemic buffer imposed on us is equivalent to 1.25%, as determined based on the prevailing methodology for this purpose. However, as of the date of this annual report, we have not received notice of the other requirements such as stricter technical reserve thresholds, which may be imposed on us due to our classification as a D-SIB.

For more information on this regulation and, further, the implementation of the systemic buffer see “Item 4. Information on the Company—Regulation and Supervision—Modifications to the General Banking Act.” and “Item 4. Information on the Company—Regulation and Supervision—Capital Adequacy Regulations.”

Minimum Capital

Under Article No. 50 of the General Banking Act, a bank must have a minimum paid in capital and reserves of UF 800,000 (Ch$24,793.4 million or U.S.$29.1 million as of December 31, 2021). If the paid-in capital and reserves decrease below that amount, that bank will be compelled to cover that deficit in a timeframe no longer than one year, which could be extended by the CMF under certain circumstances. If not addressed, the CMF could revoke such a bank’s authorization to operate.

In accordance with Article No. 51 of the General Banking Act, a bank may begin its operations with 50% of the previously mentioned amount, with no specific timeframe for the establishment of the remaining amount. However, as long as the bank does not reach the amount of minimum capital, it would be required to hold further Common Equity Tier 1 capital for an amount representing 2% of its risk-weighted assets in addition to the 4.5% required for all banks plus any capital buffer defined by the regulation. This additional amount of Common Equity Tier 1 capital will be reduced to 1% as a percentage of its risk-weighted assets when the bank’s paid in capital and reserves reach at least UF 600,000 (Ch$18,595.0 million or U.S.$21.8 million as of December 31, 2021).

As of December 31, 2021, Banco de Chile fully complied with such minimum capital requirements.

For more information of capital requirements for local banks see “Item 4. Information on the Company—Regulation and Supervision—Modifications to the General Banking Act.”

Modifications to the General Banking Act

In 2017, certain modifications to the General Banking Act were initiated by a bill sent to Congress by the Ministry of Finance. The bill was passed by Congress on October 3, 2018 and, following that, Law No. 21,130 (Modernization of Banking Legislation) was enacted on December 27, 2018 and published on January 12, 2019.

The legal framework incorporated by this amendment to the General Banking Act (Decreto con Fuerza de Ley No. 3) addresses four main topics on banking regulation and supervision, as follows:

●	Adoption of Basel III guidelines on capital adequacy. Under this modification, new minimum capital requirements levels in line with the main standards of Basel III Pillar 1 which must be fulfilled by Chilean banks, considering a phased-in transition from Basel I lasting four years after the specific regulatory framework is issued by the regulator. Likewise, the new legal framework establishes additional potential capital requirements associated with Pillar 2 of Basel III for those Banks having objective deficiencies in terms of coverage and management of banking-related risks. The phase-in period for the transition from Basel I to Basel III was expected to be completed in four years after the new specific banking framework was issued by the regulator, which was originally expected to start in December 2020, when capital requirements would be in place. However, in light of the COVID-19 pandemic in Chile, in March 2020 the CMF introduced modifications to the Basel III initial schedule by postponing Basel III requirements associated with risk-weighted assets from December 2020 to December 2021. Similarly, the phase-in periods for the systemic and conservation buffers were delayed by one year, and commenced in December 2021, with the systemic buffer commencing at zero in December 2021, which could gradually increase overtime with the exception of those banks that already had an additional capital requirement according to Article 35 of the General Banking Act. Also, adjustments to Total Capital or Regulatory Capital were postponed one year, now starting in December 2022. Given the changes made to the original schedule, no additional capital requirements were imposed on local banks before December 2021.

According to the phase-in period set in the modifications, within the 18 months following the integration of the former SBIF into the CMF, specific regulation for the implementation of Basel III must be issued by the CMF. Since May 2019, the CMF began the publication for comment in respect of their rulemaking on a diverse and wide array of topics associated with Basel III. By December 2021, all the final rules had been issued by the CMF. The rules already in place are part of the Recopilación Actualizada de Normas (RAN) Compendium of the CMF, are related to:

a.	The guidelines for calculation and composition of Total Capital or Regulatory Capital for banks (RAN 21-1), are as follows:

1.	CET1 Capital: composed of (i) paid-in capital related to common shares, (ii) stock surplus (share premium) resulting from the issuance of instruments included in CET1, (iii) reserves whether they come from net income, depreciation or expiration of perpetual bonds or not, (iv) accumulated other comprehensive income related to financial instruments measured at fair-value, (v) retained earnings or losses, net of provisions for minimum dividends, appreciation of perpetual bonds or interests/dividends paid on financial instruments issued for capital adequacy purposes, and (vi) minority interest. The CET1, however, is subject to a set of adjustments that include: (i) minority interest, (ii) goodwill and intangible assets, (iii) deferred tax assets (not related to temporary differences), (iv) accumulated other comprehensive income related to cash flow hedge accounting derivatives, (v) insufficiency of credit risk allowances when using internal methodologies for risk weighted assets, (vi) earnings from the sale of securitized assets, (vii) accumulated gains or losses from changes in own issuer risk related to financial liabilities measured at fair value (such as debit value adjustment for derivatives), (viii) assets related to pension plans for staff, (ix) investments in own assets, (x) significant and not significant investments, and (xi) threshold adjustments in line with Basel III. CET1 Capital that (for compliance with minimum levels) must equal to at least 4.4% of risk-weighted assets;

2.	AT1: comprised of perpetual bonds and preferred stocks that (for compliance with minimum levels) must be equal to at least 1.5% of risk-weighted assets, once the CET1 minimum requirements have been fulfilled. Instruments issued by banks’ subsidiaries do not get counted for these purposes;

3.	Tier 1 Capital or T1: the sum of CET1 and AT1;

4.	Tier 2 Capital: comprised of (i) subordinated bonds of up to 50% of CET1 Capital, excluding subordinated bonds issued by banks’ subsidiaries, and (ii) voluntary provisions of up to 1.25% of credit risk-weighted assets if computed by standardized method or 0.625% if computed by internal method. Tier 2 capital may be computed (for compliance of minimum levels) up to 2.0% of risk-weighted assets, once fulfilled the Tier 1 Capital minimum requirements;

b.	Conditions to be fulfilled for the issuance of financial instruments representing AT1Capital (RAN 21-2) as mentioned above, while permitting a temporary substitution of AT1 Capital with T2 Capital for the maximum portion of 1.5% of risk weighted assets starting December 1, 2020, decreasing by 0.5% per year until reaching zero;

c.	Conditions to be fulfilled for the issuance of financial instruments representing Tier 2 capital (RAN 21-3), to be computed as part of Total Capital or Regulatory Capital;

d.	A comprehensive framework for determination of credit risk-weighted assets for banks under both a standardized methodology and internal models (RAN 21-6);

e.	A standardized framework for determining market risk-weighted assets for the trading book (RAN 21-7), including risks not previously considered, such as stock market risk, commodity risk and issuer risk for fixed-income assets. Similarly, the framework does not consider internal models or fundamental review of the trading book, which would be analyzed by the CMF in the future;

f.	A standardized methodology for determining operational risk-weighted assets of banks (RAN 21-8), with no ability to apply internal models;

g.	Additional requirements of CET1 capital for banks (RAN 21-12), including both the conservation buffer equivalent to 2.5% of risk-weighted assets and the countercyclical buffer of up to 2.5% of risk-weighted assets. The methodology to activate or deactivate the countercyclical buffer, to be defined by the Central Bank and monitored by the CMF, is still pending;

h.	A methodology for determining systemically important banks or groups of banks (RAN 21-11), including a relationship between the qualifications obtained by means of the methodology and the corresponding capital requirement. This capital requirement could range from 1.0% to 3.5% of risk-weighted assets and it should be met with CET1, while imposed by the CMF in agreement with the Central Bank. The characteristic of systemically important bank could also translate into add-ons to the leverage ratio requirement and other restrictions, such as an increase in reserve requirements (from the excess of demand deposit balances over 2.5 times the Total Capital or Regulatory Capital to 1.5 times the Total Capital or Regulatory Capital) and a decrease in the portion of interbank loans that a systemically important bank can have (from 30% to 20%), among others;

i.	A framework for the calculation of leverage ratio (RAN 21-30), which considers a minimum level of 3.0% on total risk assets, although add-ons could be imposed by the CMF to systemically important banks for an amount of up to 50% of the systemic buffer imposed for CET1, T1 and Total Capital or Regulatory Capital indicators;

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

k.	Pillar 3 disclosure requirements related to information to be disclosed by banks in relation to their risk and capital management, which will be filed on a quarterly basis, in conjunction with financial statements, or separately. Although not associated with Pillar 3, the CMF has also reinforced its current information system, defining new reports on Basel III metrics, most of them staring July 2021.

l.	Limits to significant exposures (Article N°83 of General Banking Act).

●	Changes to the governance of the banking regulator. According to these modifications and timeframe for implementation, the SBIF was abolished and all of its powers, authority and personnel were transferred to the CMF. The CMF oversees the local banking business since June 2019. This means that the local supervision model changed from a specific regulator to an integrated supervision model where the regulator’s oversight extends to the financial market as a whole, including the securities market, insurance companies and brokers and the banking industry. For further information on the description of this new banking regulator, see “Item 4. Information on the Company—Regulation and Supervision—The Financial Market Commission.”

●	Establishment of a new banking resolution regime for the Chilean banks in the case of insolvency. The new banking framework outlines specific actions to be taken under scenarios of insolvency or signs of financial distress. In this regard, the General Banking Act, as modified, establishes the possibility of undertaking an early regularization plan in case of signs of financial weakness, capitalization in the form of loans to be granted by other banks or forced liquidation in case of insolvency. For each scenario, the appointment of a delegated inspector, a provisional administrator or a liquidator, among other elements, are introduced. For further information on the description of this new regime, see “Item 4. Information on the Company—Regulation and Supervision—Legal Provisions Regarding Banking Institutions with Economic Difficulties.”

●	The modifications to the General Banking Act also address other matters such as increased deposit insurance for time deposits, stricter requirements for members of banks’ boards of directors, changes in relation to confidential information of bank customers, among others. With regards to confidentiality of customers, certain conditions of access to information subject to banking secrecy are required, upon special request of the Financial Analysis Unit (responsible for watching anti-money laundering activities) in the case of an investigation or prosecution.

Capital Adequacy Regulations

Beginning December 1, 2021 all the requirements related to the adoption of Basel III framework became required for all Chilean banks, although considering the phase-in process for the adoption of diverse matters including: (i) adjustments to Common Equity Tier 1 Capital and risk-weighted assets, (ii) the requirement of buffers such as the conservation buffer and the systemic buffer, among other topics.

According to the General Banking Act, each bank should comply with the following capital requirements as a percentage of its risk-weighted assets, net of required allowances:

●	Common Equity Tier 1 Capital (CET1) above 4.5% of risk-weighted assets;

●	Tier 1 Capital = CET1 Capital + Additional Tier 1 Capital (AT1) above 6.0% of risk-weighted assets;

●	Tier 1 + Tier 2 above 8.0% of risk-weighted assets;

●	Conservation Buffer of 2.5% of risk-weighted assets, to be fulfilled in a four-year period starting December 1, 2021 at 0.625% and increasing by the same amount on a yearly basis;

●	Countercyclical Buffer of up to 2.5% of risk-weighted assets, to the extent applicable;

●	Domestic-Systemically Important Banks (D-SIB) Buffer in the range of 1.0% to 3.5% of risk-weighted assets, to be fulfilled at 25% rate every year starting December 1, 2021, to the extent applicable;

●	Pillar 2 Buffer of up to 4.0% of risk-weighted assets, to the extent applicable, to be fulfilled in a six-month timeframe.

Banks should also comply with a leverage ratio, meaning CET1 Capital of at least 3% of their total risk assets, net of required allowances. If a bank is defined as a domestic-systemically important bank, the threshold for the leverage ratio could be subject to further requirement of up to 50% of the systemic buffer imposed over risk-weighted assets but over total risk assets.

These thresholds, with exception of Pillar 2, will be required to be fulfilled with CET1 capital. However, the Pillar 2 buffer, if any, could be met with CET1 capital, AT1 capital (perpetual bonds or preferred stocks) or Tier 2 Capital (subordinated bonds or disclosed reserves) according to the bank’s actual capital structure. The adoption of these regulatory thresholds was initially to be phased-in during a four-year period starting December 1, 2020. However, as a result of the COVID-19 pandemic, the phase-in period was postponed twelve months, starting December 1, 2021.

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

For more information on the composition of capital tiers and guidelines associated with calculation of risk-weighted assets and buffers, see “Item 4. Information on the Company—Regulation and Supervision—Modifications to the General Banking Act.”

In accordance with Article No. 35 bis of the General Banking Act, under the former capital regulation, some banks could be required to fulfill stricter thresholds in terms of capital adequacy. This was the case of Banco de Chile, which was subject to a Total Capital or Regulatory Capital (or Total Capital) ratio of at least 10% on risk-weighted assets, this is 2% over the 8% required for any bank. Given the transition to Basel III, this buffer will be replaced by the systemic buffer at which domestic-systemically important banks could be subject to. Therefore, this former requirement is due to expire at a rate of 25% per year starting December 1, 2021. On March 30, 2022 the CMF announced the systemic buffers for the six banks previously determined to be systemically important banks. Based on the methodology established by the CMF for this purpose, the Chilean regulator has imposed a systemic buffer equivalent to 1.25% on us, which will be gradually introduced over a four year period starting December 1, 2022, and continuing at an annual and cumulative rate of 25% every year, completing the 1.25% (if maintained unchanged) on December 1, 2025. During the phase-in process, we must comply with the aggregate amount of the new Basel III systemic buffer (in the portion defined by the gradual implementation) and the remaining Article 35 bis buffer until extinguished. As of the date of this annual report, we have not received notice of the other requirements such as stricter technical reserve thresholds, which may be imposed on us due to our classification as a D-SIB.

As of December 31, 2021 and as of the date of this annual report, Banco de Chile is in full compliance with all capital adequacy requirements.

Market Risk Regulations

As part of the new regulations associated with the implementation of Basel III, the standardized model for measuring the price risk of the trading book was modified by the CMF and began to be reported by banks for market risk and capital management purposes beginning in July 2021 while being utilized to measure risk-weighted assets for market risk starting December 1, 2021. The new guidelines, as appearing in RAN 21-7, introduced more definitions to precisely distinguish the trading and the banking book while the new standardized model incorporated certain methodological changes and revised treatments while adding further trading exposures when compared to the former model used since 2005. Thus, the new standardized model continues to determine general interest rate risk, foreign exchange or FX risk (taken in both their trading and banking books) and option risk, to the extent applicable, while adding specific interest rate risk for the fixed-income portfolio (issuer risk), commodity risk and stock market risk (including stocks, indices and funds). The outcome of the application of the new standardized model delivers the Exposure to Market Risk (EMR), which is multiplied by 12.5 to compute the market risk-weighted assets that are part of the total risk-weighted assets over which Chilean banks are required to maintain minimum amounts of CET1, Tier 1 Capital, and Total Capital as defined in “Item 4. Information on the Company—Regulation and Supervision—Capital Adequacy Requirements.”

According to the RAN 21-7, the trading book is composed of portfolios of debt and equity instruments that have a liquid secondary market and therefore their valuation is at market prices and the corresponding profit and losses impact is representative of market conditions. In addition, all derivative transactions, options, FX mismatches and positions in mutual funds, investment funds and stock indices are also part of the trading book, to the extent applicable. The accrual book comprises all of the asset and liability balance sheet items that are not part of the trading book.

As of December 31, 2021, the Exposure to Market Risk of our trading book totaled Ch$107,421 million, on a consolidated basis. Based on this amount, our market risk-weighted assets amounted to Ch$1,342,767 million as of the same date.

The interest rate risk of the banking book is measured against a self-imposed (internal) limit equal to the lesser of 12-month rolling net revenues and the Common Equity Tier 1 Capital. Since 2005, the CMF provides a standardized methodology to measure the interest rate risk of the banking book, although some behavioral models are allowed in order to treat some business topics. Aligned with the implementation of the Basel III, the CMF has proposed a revised standardized methodology for this purpose, which is contained in the RAN 21-13 as part of the Pillar 2 guidelines. As requested by the CMF, the current standardized model defined in the RAN 12-21 will be in place, at least, until June 30, 2022. In July 2022, the new standardized model will begin to be reported to the CMF and based on the outcome of the long-term interest rate risk of the banking book, the CMF will determine whether a bank should be subject to further supervision or additional capital requirements.

In June 2006, the banking regulator introduced new regulations relating to (i) the valuation process of debt instruments and (ii) the measurement and reporting of credit risk generated by derivative transactions. Prior to June 2006, the banking regulator allowed banks to classify debt instruments for accounting and business purposes as either “Trading” or “Held-to-Maturity” only. Starting in June 2006, a new alternative classification was added (“Available-for-Sale”). Given the new Compendium of Accounting Standards in effect since January 1, 2022, the former available for sale classification is known as Financial Assets measured at Fair Value through Other Comprehensive Income, although principles are the same as those for the former Available for Sale category. Likewise, former “Held-to-Maturity” classification is known as Financial Assets measured at Amortized Cost”. In both cases, the change was aligned with IFRS.

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

In 2018 amendments to Chapters 12-1 and 12-3 of Recopilación Actualizada de Normas (the Revised Compilation of Norms) were introduced by our regulator in order to set specific guidelines for calculation of risk-weighted assets associated with derivative instruments for capital adequacy purposes, specifically for those derivative contracts cleared and settled through a Central Counterparty Entity (CCP). Likewise, the amendments include general clarifications on the treatment of operations with intermediate settlement and the calculation of guarantees. In brief, the regulatory amendment establishes a risk-weighting of 2% over the amount of Derivatives Credit Risk, as defined above for regulatory purposes, for those derivative contracts cleared through a CCP. Also, due to the original interbank nature of the derivative instruments, exposures to CCPs are considered to be subject to the 30% limit on Total Capital or Regulatory Capital, as defined above.

Liquidity Risk Regulations

The guidelines for measuring liquidity risk are mainly focused on constructing an expected cash flow analysis for the following 30 and 90 days, broken down by currency. Net outflows may not exceed the amount of our Basic Capital (CET1 Capital) for the following 30 days or two times that amount for the following 90 days. Subject to approval of the CMF, the cash flow analysis may include behavioral run-off assumptions for some specific liability balance sheet items (demand deposits, time deposits, etc.) and behavioral roll-over assumptions for some asset items of the consolidated statement of financial position (loans, etc.). This guidance is also known as the C46 index, effective since 2015.

In March 2016, the Chilean regulator began to require C47 and C48 reports for informational purposes only (no limits were required at that point). The C47 report focuses on liabilities analysis from the concentration, maturity and renewal perspectives. On the other hand, the C48 report gauges LCR and NSFR, aligned with the Basel framework for these purposes. Also, on May 4, 2018 the Central Bank published for comment an amendment to Chapter III.B.2.1 of Compendio de Normas Financieras (the Compendium of Financial Norms) by which this regulator outlines the main guidelines for banks to follow in order to measure and control their liquidity position. This amendment was primarily focused on establishing a minimum requirement for the LCR, considering a phase-in period of five years, starting at 60% in 2019 and reaching the final limit of 100% in 2023 (with annual increments of 10% between 2019 and 2023).

Aligned with this new framework, on October 2, 2018 amendments to Chapter 12-20 of Recopilación Actualizada de Normas (which addresses the management and measurement of banks’ liquidity position) were published by the banking regulator for comment while establishing a new report on liquidity matters (C49) intended to refine the measurement of the LCR and the NFSR as defined by the current C48 report. Overall, the new framework: (i) introduced adjustments to the formulae used to compute high-quality-liquid-assets for the LCR, (ii) clarified the treatment of derivatives on the measurement of a bank’s liquidity position, (iii) widened the extent of some liability concentration metrics and (iv) specified that only accrued interest, rather than total interest, must be considered for the NSFR calculation, among other topics. On December 28, 2018 Circular No. 3,585 was endorsed by circular No. 3,644 by which the regulator established April 4, 2019 as the date that Chilean banks must start the submission of C49 report and comply with the LCR limit of 60% determined by the Central Bank. Even though the C49 report was expected to replace the C48 report in the short-term, they continued to be jointly submitted, as the regulator is still calibrating both reports. As of the date of this annual report, there is no certainty as to when the C48 report would be removed by the CMF.

On March 8, 2022, the Chilean Central Bank published the final ruling, previously shared for public comment, associated with the changes proposed for Chapter III.B.2.1 of the Compendium of Financial Norms, which adopted, among others, the following relevant changes: (i) the removal of regulatory limit for 30-day and 90-day cash flows mismatches in local currency as measured by C46 index while maintaining the limit for 30-day cash flows mismatches in foreign currency as measured by the C46 index, (ii) the anticipation of the increase of the LCR limit to 90% for the period between January and June 2022 and to 100% from June 2022 onwards, (iii) the incorporation of a regulatory limit for NSFR starting in 60% in June 2022 and increasing 10% in January 2023 to 70% and subsequently 10% per year until reaching 100% in January 2026, (iv) the introduction of specifications on the treatment of securities pledged as “technical reserve” in order to take them into account as high quality liquid assets and (v) confirmation on the submission of the ILAAP starting April 2023, among other topics.

Therefore, we are subject to the following liquidity regulatory limits:

●	For C46 index, mismatches between modeled cash inflows and cash outflows over 30-day period in foreign currency must not exceed one time the amount of Common Equity Tier 1 Capital).

●	For the C47 report there is no regulatory limit, as it only characterizes the liability structure of banks.

●	For C48 and C49 reports, the LCR must exceed the regulatory limit of 90% (from January to May 2022), which will increase to 100% in June 2022.

●	For C48 and C49 reports, the NSFR must exceed the regulatory limit of 60%, commencing in June 2022, which will increase to 70% in January 2023 and then, 10% per year until reaching 100% in January 2026.

As of December 31, 2021, the Bank fully complied with all minimum liquidity requirements.

Lending Limits

Under the General Banking Act, Chilean banks are subject to certain lending limits, including the following material limits:

●	A bank may not extend to any entity or individual, directly or indirectly, unsecured credit in an amount that exceeds 10% of the bank’s Total Capital or Regulatory Capital, or in an amount of up to 30% of its Total Capital or Regulatory Capital if the excess over 10% is secured by certain assets with a value equal to or higher than such excess.

●	In the case of financing infrastructure projects built through the concession mechanism, the 10% ceiling for unsecured credits is raised to 15% of the bank’s Total Capital or Regulatory Capital if secured by a pledge over the concession, or if granted by two or more banks or financial companies which have executed a credit agreement with the builder or holder of the concession.

●	A bank may not extend loans in an aggregate amount exceeding 30% of its Total Capital or Regulatory Capital to a group of persons or entities belonging to the same holding group (grupo empresarial) as defined in the Securities Market Act.

●	A bank may not extend loans to another financial institution subject to the General Banking Act in an aggregate amount exceeding 30% of its Total Capital or Regulatory Capital.

●	A bank may not extend to any individual or entity that is, directly or indirectly, related to the ownership or management of the bank, credit under more favorable terms with respect to repayment conditions, interest rates or collateral than those granted to third parties in similar transactions. The aggregate amount of such credits granted to related persons may not exceed 5% of the bank’s Total Capital or Regulatory Capital. The 5% unsecured ceiling is raised to 25% of the bank’s Total Capital or Regulatory Capital if the excess over 5% is secured by certain assets with a value equal to or higher than such excess. In any case, the aggregate amount of these credits granted by the bank may not exceed the bank’s Total Capital or Regulatory Capital.

●	A bank may not directly or indirectly grant a loan, the purpose of which is to allow an individual or entity to acquire shares of the lender bank.

●	A bank may not lend, directly or indirectly, to a director or any other person who has the power to act on behalf of the bank.

●	A bank may not grant loans to related parties (including holders of more than 1% of its shares or 5% of its shares if these are actively traded stocks) on more favorable terms than those generally offered to non-related parties. Loans granted to related parties are subject to the limitations above. The aggregate amount of loans to related parties may not exceed a bank’s Total Capital or Regulatory Capital.

As of December 31, 2021, the Bank fully complied with the lending limits established by the General Banking Act.

Classification of Banks

The CMF regularly examines and evaluates each bank’s solvency and credit management process, including its compliance with loan classification guidelines. On the basis of this evaluation, it classifies banks into various categories.

Solvency and Management

Banks are classified into categories “I” through “V” based upon their solvency and management ratings. This classification is confidential.

Category I:	This category is reserved for financial institutions that have been rated level A in terms of solvency and management.

Category II:	This category is reserved for financial institutions that have been rated (i) level A in terms of solvency and level B in terms of management, (ii) level B in terms of solvency and level A in terms of management, or (iii) level B in terms of solvency and level B in terms of management.

Category III:	This category is reserved for financial institutions that have been rated (i) level B in terms of solvency and level B in terms of management for two or more consecutive review periods, (ii) level A in terms of solvency and level C in terms of management, or (iii) level B in terms of solvency and level C in terms of management.

Category IV:	This category is reserved for financial institutions that are rated level A or B in terms of solvency and have been rated level C in terms of management for two or more consecutive review periods.

Category V:	This category is reserved for financial institutions that have been rated level C in terms of solvency, irrespective of their rating level of management.

A bank’s solvency may be classified in level A, B or C in accordance with the following:

●	Level A (solvency): when a bank’s Regulatory Capital (or Total Capital) to risk weighted assets ratio (including additional tier 1 Capital associated with conservation buffer) is equal to or greater than 10.5% and, when applicable, the additional requirements of systemic and countercyclical buffers and Pillar 2 buffer. Likewise, the common equity tier 1 to risk weighted assets ratio must be 7.0% or higher and, when applicable, the additional requirements of systemic and countercyclical buffers and Pillar 2 buffer. Finally, the ratio between the common equity tier 1 and total assets must be 3% or higher, and, when applicable, the domestic, systemic buffers.

●	Level B (solvency): bank that meets requirements for common equity tier 1 capital and Regulatory Capital (or Total Capital), but does not meet the additional requirements stated for Level A (solvency).

●	Level C (solvency): bank that meets neither Common Equity Tier 1 Capital nor Regulatory Capital (or Total Capital) requirements as required by the General Banking Act.

With respect to a bank’s management rating, level A banks are those that are not rated as level B or C. Level B banks display some weakness in corporate governance, internal controls, IT security, information systems for decision making, timely follow-up of risks private risk rating or ability to manage contingency scenarios. Level C banks display significant deficiencies in the matters previously mentioned

The above-mentioned requirements are set forth in both the General Banking Act and the Chapter 1-13 of the Recopilación Actualizada de Normas of the CMF (the Revised Compilation of Norms). The latter further states an array of requirements, guidelines and good practices to be considered by banks in the management of business continuity risks, considering the volume and complexity of their operations. The corresponding adherence to these practices will be considered in the management evaluation “Solvency and Management Classification” carried out by the CMF.

Obligations Denominated in Foreign Currencies

Foreign currency-denominated obligations of Chilean banks are subject to two requirements:

●	a reserve requirement of 9% for demand deposits and 3.6% for time deposits (see “—Reserve Requirements”); and

●	net foreign currency outflows may not exceed the amount of the Common Equity Tier 1 Capital for the next 30 days as measured by the C46 index.

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

Legal Provisions Regarding Banking Institutions with Economic Difficulties

The General Banking Act provides that if specified adverse circumstances exist at any bank, it must promptly inform the CMF and must shortly present them an early regularization plan duly approved by its board of directors. If the plan is approved by the CMF, which may also require additional measures, the bank must report periodically to the regulator regarding the implementation of such plan. All the communications between a bank with economic difficulties and the CMF regarding this matter are reserved. If, among the measures addressed by the early regularization plan, a capital increase is required, the board of directors must call for an extraordinary shareholders meeting setting forth the conditions of such capital increase, which must be approved by the banking regulator. Another measure that may be included in the early regularization plan is that the bank may receive a loan of up to three-year term from other bank(s). The terms and conditions of such loan must be approved by the board of directors of both banks, as well as by the banking regulator, but need not be submitted to the borrowing bank’s shareholders for their approval. A creditor bank may not grant such interbank loans to an insolvent bank in an amount exceeding 25% of the creditor bank’s Regulatory Capital (or Total Capital). Such loan may only be repaid if the borrowing bank complies with certain capital requirements. If this loan is not repaid timely, the General Banking Law provides the possibility that such loan may be capitalized by the lending banks in the form of equity of the borrowing bank.

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

Dissolution and Liquidation of Banks

The banking regulator may establish that a bank should be liquidated for the benefit of its depositors or other creditors when the bank does not have the necessary solvency to continue its operations. In which case, the CMF must revoke the bank’s authorization to exist and order its mandatory liquidation, subject to the agreement of the Central Bank. The General Banking Act establishes certain criteria by which it will be deemed that a bank does not have the necessary solvency or that the safety of its depositors may be jeopardized, such as when it does not reach certain minimum or Regulatory Capital (or Total Capital) thresholds, upon aggregate and consecutive losses, when urgency credits with the Central Bank are due and when it has suspended the repayment of its obligations. The resolution of the banking regulator must state the reason for ordering the liquidation and must name a liquidator. When a liquidation is declared, all current accounts, other demand deposits received in the ordinary course of business, other deposits unconditionally payable immediately or that have a maturity of no more than 30 days, and any other deposits and receipts payable within 10 days of its maturity date, are required to be paid by using the bank’s existing funds, its deposits with the Central Bank, or its investments in instruments that represent its reserves. If these funds are insufficient to pay these obligations, the liquidator may seize the bank’s remaining assets, as needed. If necessary, and in specified circumstances, the Central Bank will lend the bank the funds necessary to pay these obligations. Any such loans are preferential to any claims of other creditors of the liquidated bank.

Investments in Foreign Securities

Under current Chilean banking regulations, banks in Chile may grant loans to foreign individuals and entities and invest in certain foreign currency securities. Chilean banks may only invest in equity securities of foreign banks and certain other foreign companies which may be affiliates of the bank or which would support the bank’s business if such companies were incorporated in Chile. Banks in Chile may also invest in debt securities traded in formal secondary markets. Such debt securities shall qualify as (i) securities issued or guaranteed by foreign sovereign states or their central banks or other foreign or international financial entities, and (ii) bonds issued by foreign companies. Such foreign currency securities must have a minimum rating as indicated in the table below and, if the investments in these securities and the loans referred to above exceed 70% of the Regulatory Capital (or Total Capital) of the bank, an allowance for 100% of the excess shall be established:

Rating Agency	Short Term	Long Term
Moody’s Investor Service (Moody’s)	P2	Baa3
Standard and Poor’s (S&P)	A2	BBB–
Fitch Rating Service (Fitch)	F2	BBB–
Dominion Bond Rating Service (DBRS)	R2	BBB(low)

A Chilean bank may invest in securities having a minimum rating as follows, provided that if the total amount of these investments and the loans referred to above exceed 20% (or 30% in certain cases) of the Regulatory Capital (or Total Capital) of the bank, an allowance of 100% of the excess shall be established by the bank:

Rating Agency	Short Term	Long Term
Moody’s Investor Service (Moody’s)	P2	Ba3
Standard and Poor’s (S&P)	A2	BB–
Fitch Rating Service (Fitch)	F2	BB–
Dominion Bond Rating Service (DBRS)	R2	BB(low)

However, a Chilean bank may invest in securities up to an additional amount of 70% of the bank’s Regulatory Capital (or Total Capital) without having to establish an additional allowance, if such securities have a minimum rating of:

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

Internationalization of the Chilean peso

In recent years, the Central Bank has enacted regulation with the purpose of internationalizing our local currency, the Chilean peso. Until recently, the Chilean peso was used only in the local market. These regulations include a rule issued in December 2020, by virtue of which certain offshore transactions denominated in Chilean pesos shall be allowed. For instance, since March 2021, Chilean banks may: (i) execute off-shore derivative transactions settled or paid in Chilean pesos; (ii) open and maintain Chilean peso denominated current accounts to non-Chilean residents and (iii) grant off-shore loans denominated in Chilean pesos to non-Chilean residents. Likewise, since September 2021, Chilean residents are permitted to make Chilean peso denominated foreign deposits or investments and to grant loans, make capital contributions and other investments abroad, all denominated in Chilean pesos.

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

Prevention of Money Laundering and the Financing of Terrorism

Law No. 19,913, enacted in 2003, created the Financial Analysis Unit and established specific regulation regarding money laundering. The CMF issues further regulations governing the requirements applicable to banks with respect to prevention of money laundering and terrorism financing. The regulations, as amended, are aimed at incorporating international AML and terrorism financing laws to the Chilean banking industry. Pursuant to these regulations, the CMF requires that banks implement an Anti-Money Laundering and Terrorism Financing system based mainly on the “know your customer” and source of wealth concepts. Moreover, these policies and procedures must be approved by the board of directors of each bank and must consider the volume and complexity of its operations and other related parties.

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

Among the latest relevant consumer legislation enacted in Chile, Law 21,081 came into force on March 14, 2019 and amended the Consumer Protection Law (Law No. 19,496). This amendment aims to strengthen consumer protection, granting new powers to SERNAC in matters of oversight. Likewise, fines are increased and the authority of SERNAC is reinforced in the scope of collective actions and collective voluntary procedures. The main reforms affecting banks as financial services providers are, among others:

●	SERNAC inspectors shall be empowered to request the assistance of public force to be granted by local courts, in the event that the provider does not provide access to its facilities to SERNAC.

●	SERNAC is granted authority to initiate collective voluntary procedures.

●	Fines for adhesion contract infringement and misleading advertising are increased to up to 1,500 UTM (Unidades Tributarias Mensuales) which, as of December 31, 2021, would amount to approximately Ch$81.3 million (approximately U.S.$95,300).

●	For the determination of fines, within the framework of collective actions, mitigating and aggravating circumstances and the number of affected consumers will be weighted. In case of full and effective compensation damages for all consumers, a lump sum will be applied as a fine, which may not exceed 30% of the sales of the product or service line made in the period of the infringement, or double the economic benefit obtained as a result of it. In any case, the fine may not exceed 45,000 UTA (Unidades Tributarias Anuales) for each event, which as of December 31, 2022 amounted to approximately Ch$29,252.3 million (approximately U.S.$36.5 million).

●	In collective lawsuits, in addition to the material damage, moral damage may be also sought, and the judge may establish a common minimum amount.

●	The court is empowered to increase the amount of the compensation granted by 25% in case of aggravating circumstances, established in the Consumer Protection Law.

During May 2020, Law 20,009 regarding liabilities of payment service providers (such as banks) and their customers, was modified, setting new standards in cases of fraudulent transactions carried out with credit or debit cards, including those by electronic means. It was established that funds charged to credit or debit cards for transactions that are not recognized by the customer, must be returned to the cardholder’s account. Specifically, this legislation provides that, if such unrecognized charged funds are up to an amount of UF 35 (equivalent to Ch$1.1 million as of December 31, 2022), the payment service provider are obligated to return these funds to the cardholder’s account within five business days. In case of unrecognized charges for amounts over the limit of UF 35, the payment service provider has an additional term of seven days to return the amounts in excess of UF 35. However, in this case, the payment service provider may retain such excess if it believes itself to have sufficient evidence to determine that the customer acted fraudulently or with gross negligence, in which case the payment service provider will be required to prove this to the applicable court. Also, this law prohibits payment service providers to offer fraud insurance for such cards. It further establishes obligations for the payment service provider to take adequate measures to protect the payment services in case of unlawful acts, holding them liable for damages caused by security and protection deficiencies in their technological systems through which such services are provided. Accordingly, this law establishes that certain fraudulent transactions with credit or debit cards and electronic payments (such as forgery of credit or debit cards, sale of forged or stolen cards and/or its data, impersonation of a card/accountholder, etc.) are constitutive of crimes subject to imprisonment penalties and fines up to threefold the amount of the fraudulent transaction. Further, it grants the Chilean Public Ministry (public prosecutors) broad powers to investigate these crimes when they are suspected to be related to organized crime. Some of the effects that this new regulation has caused since its publication are: (i) banks’ liabilities towards clients in cases of fraudulent transactions carried out with credit or debit cards, including those by electronic means, have increased; (ii) litigation and related costs have increased; (iii), thresholds and evidentiary standards were raised in litigation to determine the liability of the customer. For more information on this specific regulation and other bills currently being discussed in the Chilean Congress, and laws recently enacted, related to consumer protection, see “Item 3. Key Information—Risk Factors—Risks Relating to our Operations and the Chilean Banking Industry—Restrictions imposed by banking regulations may constrain our operations and thereby adversely affect our financial condition and results.”

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

Maximum Legal Interest Rates

Maximum interest rates are regulated by Law 20,715, enacted in 2013. This legislation affects all Chilean businesses that charge interests (including all banks, department stores and any other commerce or financial provider) on loans up to UF 200 (approximately Ch$6.2 million or U.S.$7,270 as of December 31, 2021), including installment loans, credit cards and credit lines related loans, as well as overdue loans. This regulation established among other things, a new methodology for calculating the maximum legal interest rate for loans –not indexed to inflation– longer than a 90-day term, which resulted in a reduction of the maximum legal interest rate applicable to such debtors.

We cannot rule out that new limits to the maximum interest rates may be imposed to local banks or foreign banks operating in Chile in the future. Furthermore, as of the date of this annual report, amendments to this legislation are under discussion in the Chilean Congress. For further information, see “Item 3. Key Information—Risk Factors—Risks Relating to our Operations and the Chilean Banking Industry—Restrictions imposed by banking regulations may constrain our operations and thereby adversely affect our financial condition and results.”

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

On April 27, 2021, to further align Chapter B-1 of the Compendium of Accounting Standards for Banks to the Basel III framework, the CMF published for comment some modifications to the Chapter B-1, such as those associated with loan provisioning guidelines by introducing the precise treatment for certain sub-segments of the group-based evaluated portfolio. The final ruling was published on August 19, 2021 with no major changes in comparison with the formerly proposed modifications. We do not foresee a material impact related to these modifications neither under Chilean GAAP nor IFRS.

For more information for the years ended December 31, 2013, 2014, 2015, 2016 and 2017, respectively, please refer to “Item 4—Information on the Company—Regulation and Supervision—Credit Risk Provisioning” in our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC on April 29, 2020.

Amendments to the Reform that Modified the Chilean Tax System

Since 2014, the tax system has been subject to relevant modifications and reforms. The 2014 tax reform (Law No. 20,780) aimed to gradually increased the first category tax or corporate tax rate between 2014 and 2018 while establishing two alternative tax regimes from 2017 onwards: (i) the Semi-Integrated Regime and (ii) the Attribution Regime.

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

Consequently, Law No. 21,047 enacted on November 23, 2017 extended the previously mentioned exemption until December 31, 2021, with regard to DTAT signed through January 1, 2019 and pending to enter into force as of December 31, 2021. Finally, Law No. 21,210 published in February 2020, further extended this exemption to Double Taxation Treaties signed through January 1, 2020, including the treaty signed with the United States, until 2026.

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

During 2018 the Chilean Government sent a bill to the Chilean congress, which was intended to modernize the Chilean tax system by introducing a set of technical adjustments in order to simplify the current tax system, while incorporating new regulations related to the integration of the whole tax system and introducing new taxes on digital services, among other topics. The bill, however, was not passed by the Chilean Congress. Moreover, following the social unrest which occurred in Chile during late 2019, the Ministry of Finance reformulated the former bill in order to address social demands, by increasing tax collection, while resigning to certain elements originally proposed by the Chilean Government, with the purpose of reaching an agreement in the Congress. As a result of the latter, Law No. 21,210, which modernizes the local tax system, was enacted and became law during February 2020. This new law mainly focuses on: (i) entrepreneurship promotion measures by providing SMEs with a special tax regime based on total integration and a statutory tax rate of 25%, as opposed to large companies and corporations, which will continue to be subject to a semi-integrated system while bearing a statutory corporate tax rate of 27%, (ii) initiatives promoting private investment by introducing instantaneous or accelerated depreciation for fixed-assets, reducing the time frame to receive reimbursements of VAT paid on fixed-assets, (iii) reductions or exemptions of property taxes paid by elderly people and low income pensioners; (iv) increasing taxes paid by high-income individuals by means of adding a new tax bracket of 40%, and raising taxes on properties that exceed U.S.$500,000 in assessed value, (v) incorporating a regional green tax of 1% levied on investment projects exceeding U.S.$10 million in capital expenditures that were subject to environmental approval, (vi) lowering tax benefits on capital gains obtained in stock markets, (vii) creating a Taxpayer Protection & Advisory Agency, which aims to be a counterpoint to the Chilean Internal Revenue Service on taxation matters, and (viii) introducing a digital approach, which considers both the compulsory use of electronic bill and invoices, aimed at reducing tax evasion, and the imposition of VAT on digital services. In addition, this law maintains Stock dividends (distributions of fully paid-in shares) free of tax for the shareholders at the moment of distribution. Nevertheless, capital gains associated with the sale of shares formerly received as stock dividends are subject to the general tax regime. Therefore, foreign investors will be subject to Chilean Withholding Tax on capital gains arising as a consequence of the sale of shares received as stock dividends. Law No. 21,210 established that shares will have no acquisition cost for tax purposes and will not be eligible for sale under Article 107 of the Chilean Income Tax Law, being the total amount of the sale price affected by the general tax regime.

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

In February 2022, Law No. 21,420 was enacted with the purpose of increasing tax collection by an amount equivalent to 0.7% of GDP in order to finance the universal guaranteed pension for individuals belonging to the bottom 80% of the population by income. The main tax measures included in this law are: (i) the extension of VAT to any service that was not formerly exempt for services provided after January 1, 2023, (ii) the establishment of the same treatment for financial and tax purposes for financial leasing agreements entered into on or after January 1, 2023, (iii) a 10% tax on capital gains produced by the sale of actively traded stocks (under definitions established by the Chilean Internal Revenue Service (“Chilean IRS”)) for sales performed on or after September 1, 2022, which will not apply to local or foreign institutional investors, (iv) an inheritance tax on profits from life insurance contracts agreed on or after February 4, 2022, (v) an increase in the wealth tax on real estate from 0.275% to 0.425% starting January 1, 2023, (vi) the elimination of the special VAT credit for construction companies targeting middle income homes starting January 1, 2025, (vii) the establishment of a 2.0% annual tax on luxury goods such as airplanes, helicopters, yachts and luxury vehicles, (viii) the reduction of tax benefits on middle income housing, namely, DFL No. 2 of 1959, by limiting the benefit to individuals only and for a maximum of two homes, regardless of the purchase date, starting January 1, 2023, (ix) the elimination of the tax credit on the purchase of fixed assets for large companies and (x) the increase of mining patents’ value.

For more information on current bills being discussed in the Chilean Congress addressing taxation, see “Item 3. Risk Factors—Risks Relating to our Operations and the Chilean Banking Industry— Restrictions imposed by regulations may constrain our operations and thereby adversely affect our financial condition and results” and for additional information in the Chilean Tax framework, see “Item 10. Additional Information—Taxation—Chilean Tax Considerations.”

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

Section No. 619 of the Volcker Rule is applicable to Citigroup. Since we and our subsidiaries are considered to be Citigroup’s subsidiaries for purposes of this rule, during 2015 we comprehensively revised our internal policies and procedures to establish, maintain, enforce, test and modify our Volcker Rule Compliance Program to enable Citigroup to comply with its regulatory requirements. The new requirements and amendments introduced to the Volcker Rule during 2019, to the extent applicable, have been implemented into our Volcker Rule Compliance Program within the required time periods.

ORGANIZATIONAL STRUCTURE

The following diagram presents our current corporate structure, including our subsidiaries and their respective direct ownership interests, as of April 20, 2022:

All of the subsidiaries presented above have their jurisdiction of incorporation in the Republic of Chile. See “—Business Overview—Principal Business Activities—Operations through Subsidiaries” for more information on our subsidiaries.

On February 4, 2021, we began a voluntary and anticipated dissolution process for Banchile Securitizadora S.A. as approved by the subsidiary’s shareholders during the extraordinary meeting held on the same date. The dissolution was approved by the CMF and the process of liquidation is still in progress.

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

As of December 31, 2021, we owned the properties on which 148 of our full-service branches and other points of sale are located (approximately 109,125 square meters of office space). Also, as of December 31, 2021, we had leased office space for 116 of our full-service branches with office space of approximately 39,021 square meters. Lastly, the 11 remaining branches and other points of sale were managed through a combined model by which part of the branch surface is owned and the remaining branch surface is under a leasing contract. Also, in some cases, we entered into special partnership agreements with the property’s owners.

We also own properties throughout Chile for back office and administrative operations, as well as for storage of documents and other purposes. We believe that our facilities are adequate for our present needs and suitable for their intended purposes.

As of December 31, 2021, we also owned approximately 134,250 square meters in mainly recreational physical facilities in Chile, which we use to assist our employees in maintaining a healthy work and life balance and which we use for incentive and integration activities.

Our 2022 infrastructure expenditures budget includes disbursements associated with general maintenance investments (34.0%), the consolidation of our branch network as a result of a new customer service model we continue to deploy in some of our locations (30.0%), renovation and restoration of our corporate buildings (20.9%), reconstitution of infrastructure related to contingency issues (12.0%) and other initiatives related to subsidiaries and security expenditures (3.1%).

SELECTED STATISTICAL INFORMATION

The following information is included for analytical purposes and should be read in conjunction with our audited consolidated financial statements as of and for the year ended December 31, 2021 appearing elsewhere in this annual report and “Item 5. Operating and Financial Review and Prospects.”

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

The following tables set forth, by currency of denomination, average balances and, where applicable, interest amounts and nominal rate for our assets and liabilities under IFRS for the years ended December 31, 2019, 2020 and 2021:

	For the Year Ended December 31,
	2019					2020					2021
	Average Balance		Interest Earned(1)		Average Nominal Rate	Average Balance		Interest Earned(1)		Average Nominal Rate	Average Balance		Interest Earned(1)		Average Nominal Rate
	(In millions of Ch$, except percentages)
IFRS:
Assets
Interest earning assets
Financial Investments
Ch$	Ch$	2,156,285	Ch$	68,528	3.18%	Ch$	3,875,777	Ch$	35,019	0.90%	Ch$	5,158,059	Ch$	70,727	1.37%
UF		537,993		20,010	3.72		470,582		17,011	3.61		619,017		55,976	9.04
Foreign currency		135,731		5,464	4.03		77,691		2,890	3.72		10,581		105	0.99
Total		2,830,009		94,002	3.32		4,424,050		54,920	1.24		5,787,657		126,808	2.19
Loans in advance to Banks
Ch$		823,533		17,187	2.09		1,677,319		6,826	0.41		2,766,249		17,353	0.63
UF		—		—	—		—		—	—		—		—	—
Foreign currency		363,308		10,270	2.83		297,226		4,983	1.68		271,134		1,960	0.72
Total		1,186,841		27,457	2.31		1,974,545		11,809	0.60		3,037,383		19,313	0.64
Commercial loans
Ch$		7,196,336		449,502	6.25		8,575,948		414,847	4.84		10,138,902		415,403	4.10
UF		6,017,552		296,653	4.93		6,275,327		279,478	4.45		6,234,862		455,601	7.31
Foreign currency		2,532,428		104,200	4.11		2,472,405		74,832	3.03		2,251,039		47,479	2.11
Total		15,746,316		850,355	5.40		17,323,680		769,157	4.44		18,624,803		918,483	4.93
Consumer Loans
Ch$		4,342,319		633,192	14.58		4,062,452		528,154	13.00		3,852,841		439,235	11.40
UF		61,777		5,006	8.10		86,638		5,113	5.90		68,802		7,373	10.72
Foreign currency		41,146		—	—		29,528		—	—		36,657		—	—
Total		4,445,242		638,198	14.36		4,178,618		533,267	12.76		3,958,300		446,608	11.28
Residential mortgage loans
Ch$		33,311		169	0.51		33,716		305	0.90		37,087		526	1.42
UF		8,528,134		531,840	6.24		9,186,710		519,966	5.66		9,818,906		917,926	9.35
Foreign currency		—		—	—		—		—	—		—		—	—
Total		8,561,445		532,009	6.21		9,220,426		520,271	5.64		9,855,993		918,452	9.32
Repurchase agreements
Ch$		81,901		2,480	3.03		51,467		1,406	2.73		71,515		1,756	2.46
UF		—		—	—		—		—	—		—		—	—
Foreign currency		—		—	—		—		—	—		—		—	—
Total		81,901		2,480	3.03		51,467		1,406	2.73		71,515		1,756	2.46
Other assets
Ch$		46,023		2,377	5.16		68,013		1,889	2.78		53,105		1,825	3.44
UF		—		—	—		—		—	—		—		—	—
Foreign currency		332,089		6,641	2.00		439,551		2,248	0.51		177,965		146	0.08
Total		378,112		9,018	2.39		507,564		4,137	0.82		231,070		1,971	0.85
Total interest earning assets
Ch$		14,679,708		1,173,435	7.99		18,344,692		988,446	5.39		22,077,758		946,825	4.29
UF		15,145,456		853,509	5.64		16,019,257		821,568	5.13		16,741,587		1,436,876	8.58
Foreign currency		3,404,702		126,575	3.72		3,316,401		84,953	2.56		2,747,376		49,690	1.81
Total	Ch$	33,229,866	Ch$	2,153,519	6.48%	Ch$	37,680,350	Ch$	1,894,967	5.03%	Ch$	41,566,721	Ch$	2,433,391	5.85%

(1)	Interest earned includes interest accrued on trading securities.

	For the Year Ended December 31,
	2019					2020					2021
	Average Balance		Interest Earned		Average Nominal Rate	Average Balance		Interest Earned		Average Nominal Rate	Average Balance		Interest Earned		Average Nominal Rate
	(In millions of Ch$, except percentages)
IFRS:
Assets
Non-interest earning assets
Cash and due from banks
Ch$	Ch$	1,025,004		—	—	Ch$	1,197,286		—	—	Ch$	1,242,870		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		647,875		—	—		1,335,356		—	—		1,570,465		—	—
Total		1,672,879		—	—		2,532,642		—	—		2,813,335		—	—
Transactions in the course of collection
Ch$		480,975		—	—		332,797		—	—		336,610		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		298,180		—	—		241,992		—	—		250,925		—	—
Total		779,155		—	—		574,789		—	—		587,535		—	—
Allowances for loan losses
Ch$		(595,058)		—	—		(804,710)		—	—		(660,051)		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		—		—	—		—		—	—		—		—	—
Total		(595,058)		—	—		(804,710)		—	—		(660,051)		—	—
Derivatives
Ch$		1,747,644		—	—		3,124,051		—	—		2,072,621		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		143,005		—	—		351,611		—	—		216,836		—	—
Total		1,890,649		—	—		3,475,662		—	—		2,289,457		—	—
Investments in Other Companies
Ch$		51,214		—	—		56,909		—	—		46,570		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		90		—	—		101		—	—		52		—	—
Total		51,304		—	—		57,010		—	—		46,622		—	—
Intangible assets
Ch$		87,953		—	—		93,273		—	—		99,876		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		—		—	—		—		—	—		—		—	—
Total		87,953		—	—		93,273		—	—		99,876		—	—
Fixed assets
Ch$		219,901		—	—		221,724		—	—		223,100		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		—		—	—		—		—	—		—		—	—
Total		219,901		—	—		221,724		—	—		223,100		—	—
Lease assets
Ch$		142,807		—	—		137,606		—	—		111,126		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		—		—	—		—		—	—		—		—	—
Total		142,807		—	—		137,606		—	—		111,126		—	—
Current tax assets
Ch$		636		—	—		—		—	—		—		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		—		—	—		—		—	—		—		—	—
Total		636		—	—		—		—	—		—		—	—
Deferred tax assets
Ch$		209,297		—	—		260,193		—	—		211,210		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		—		—	—		—		—	—		—		—	—
Total		209,297		—	—		260,193		—	—		211,210		—	—
Other assets
Ch$		273,824		—	—		260,356		—	—		349,746		—	—
UF		39,412		—	—		23,721		—	—		13,792		—	—
Foreign currency		10,014		—	—		8,103		—	—		17,689		—	—
Total		323,250		—	—		292,180		—	—		381,227		—	—
Total non-interest earning assets
Ch$		3,644,197		—	—		4,879,485		—	—		4,033,678		—	—
UF		39,412		—	—		23,721		—	—		13,792		—	—
Foreign currency		1,099,164		—	—		1,937,163		—	—		2,055,967		—	—
Total		4,782,773		—	—		6,840,369		—	—		6,103,437		—	—
Total Assets
Ch$		18,323,905		1,173,435	—		23,224,177		988,446	—		26,111,436		946,825	—
UF		15,184,868		853,509	—		16,042,978		821,568	—		16,755,379		1,436,876	—
Foreign currency		4,503,866		126,575	—		5,253,564		84,953	—		4,803,343		49,690	—
Total	Ch$	38,012,639	Ch$	2,041,047	—	Ch$	44,520,719	Ch$	1,894,967	—	Ch$	47,670,158	Ch$	2,433,391	—

	For the Year Ended December 31,
	2019					2020					2021
	Average Balance		Interest paid		Average Nominal Rate	Average Balance		Interest paid		Average Nominal Rate	Average Balance		Interest paid		Average Nominal Rate
	(In millions of Ch$, except percentages)
IFRS:
Liabilities
Interest bearing liabilities
Savings accounts
Ch$	Ch$	8,041,040	Ch$	199,309	2.48%	Ch$	7,378,261	Ch$	65,163	0.88%	Ch$	6,064,623	Ch$	41,415	0.68%
UF		1,777,845		72,044	4.05		1,115,280		43,775	3.93		954,030		88,694	9.30
Foreign currency		1,105,488		30,309	2.74		1,363,824		13,204	0.97		1,448,855		1,643	0.11
Total		10,924,373		301,662	2.76		9,857,365		122,142	1.24		8,467,508		131,752	1.56
Repurchase agreements
Ch$		240,595		6,993	2.91		271,707		1,845	0.68		139,331		940	0.67
UF		—		—	—		—		—	—		—		—	—
Foreign currency		29,095		55	0.19		9,120		8	0.09		1,269		—	—
Total		269,690		7,048	2.61		280,827		1,853	0.66		140,600		940	0.67
Borrowings from financial institutions
Ch$		6,104		708	11.60		13,840		137	0.99		3,973		508	12.79
UF		—		—	—		—		—	—		—		—	—
Foreign currency		1,540,535		42,862	2.78		3,211,463		27,693	0.86		4,416,874		22,874	0.52
Total		1,546,639		43,570	2.82		3,225,303		27,830	0.86		4,420,847		23,382	0.53
Debt issued
Ch$		16,218		219	1.35		9,095		434	4.77		—		—	—
UF		6,420,438		344,801	5.37		7,181,164		363,013	5.06		7,021,429		618,355	8.81
Foreign currency		1,330,915		33,996	2.55		1,529,017		36,643	2.40		1,470,272		34,312	2.33
Total		7,767,571		379,016	4.88		8,719,276		400,090	4.59		8,491,701		652,667	7.69
Commercial Papers
Ch$		—		—	—		—		—	—		—		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		275,802		6,999	2.54		219,046		3,899	1.78		359,836		1,223	0.34
Total		275,802		6,999	2.54		219,046		3,899	1.78		359,836		1,223	0.34
Lease Liabilities
Ch$		140,331		2,574	1.83		133,514		2,532	1.90		107,048		1,978	1.85
UF		—		—	—		—		—	—		—		—	—
Foreign currency		—		—	—		—		—	—		—		—	—
Total		140,331		2,574	1.83		133,514		2,532	1.90		107,048		1,978	1.85
Other financial obligations
Ch$		160,160		1,301	0.81		104,056		1,640	1.58		39,298		2,254	5.74
UF		2,037		59	2.90		797		19	2.38		322		24	7.45
Foreign currency		34,520		41	0.12		52,199		2	0.00		105,253		228	0.22
Total		196,717		1,401	0.71		157,052		1,661	1.06		144,873		2,506	1.73
Total interest bearing liabilities
Ch$		8,604,448		211,104	2.45		7,910,473		71,751	0.91		6,354,273		47,095	0.74
UF		8,200,320		416,904	5.08		8,297,241		406,807	4.90		7,975,781		707,073	8.87
Foreign currency		4,316,355		114,262	2.65		6,384,669		81,449	1.28		7,802,359		60,280	0.77
Total	Ch$	21,121,123	Ch$	742,270	3.51%	Ch$	22,592,383	Ch$	560,007	2.48%	Ch$	22,132,413	Ch$	814,448	3.68%

	For the Year Ended December 31,
	2019					2020					2021
	Average Balance		Interest paid		Average Nominal Rate	Average Balance		Interest paid		Average Nominal Rate	Average Balance		Interest paid		Average Nominal Rate
	(In millions of Ch$, except percentages)
IFRS:
Liabilities
Non-interest bearing liabilities
Current account and demand deposits
Ch$	Ch$	8,006,151		—	—	Ch$	10,709,744		—	—	Ch$	14,181,137		—	—
UF		482,662		—	—		376,918		—	—		455,067		—	—
Foreign currency		1,227,187		—	—		1,795,965		—	—		2,412,623		—	—
Total		9,716,000		—	—		12,882,627		—	—		17,048,827		—	—
Transactions in the course of payment
Ch$		411,127		—	—		533,216		—	—		531,175		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		220,457		—	—		210,173		—	—		211,664		—	—
Total		631,584		—	—		743,389		—	—		742,839		—	—
Derivatives
Ch$		1,798,429		—	—		3,147,528		—	—		2,079,304		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		166,811		—	—		405,774		—	—		240,301		—	—
Total		1,965,240		—	—		3,553,302		—	—		2,319,605		—	—
Current tax liabilities
Ch$		—		—	—		4,512		—	—		8,426		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		—		—	—		—		—	—		—		—	—
Total		—		—	—		4,512		—	—		8,426		—	—
Deferred tax liabilities
Ch$		—		—	—		—		—	—		—		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		—		—	—		—		—	—		—		—	—
Total		—		—	—		—		—	—		—		—	—
Provisions
Ch$		177,253		—	—		190,675		—	—		154,878		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		—		—	—		—		—	—		—		—	—
Total		177,253		—	—		190,675		—	—		154,878		—	—
Other liabilities
Ch$		376,059		—	—		497,653		—	—		589,222		—	—
UF		580		—	—		501		—	—		546		—	—
Foreign currency		39,570		—	—		79,452		—	—		93,953		—	—
Total		416,209		—	—		577,606		—	—		683,721		—	—
Equity
Ch$		3,985,230		—	—		3,976,225		—	—		4,579,449		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		—		—	—		—		—	—		—		—	—
Total		3,985,230		—	—		3,976,225		—	—		4,579,449		—	—
Total non-interest bearing liabilities and equity
Ch$		14,754,249		—	—		19,059,553		—	—		22,123,591		—	—
UF		483,242		—	—		377,419		—	—		455,613		—	—
Foreign currency		1,654,025		—	—		2,491,364		—	—		2,958,541		—	—
Total		16,891,516		—	—		21,928,336		—	—		25,537,745		—	—
Total liabilities and equity
Ch$		23,358,697		211,643	—		26,970,026		71,751	—		28,477,864		47,095	—
UF		8,683,562		416,904	—		8,674,660		406,807	—		8,431,394		707,073	—
Foreign currency		5,970,380		113,723	—		8,876,033		81,449	—		10,760,900		60,280	—
Total	Ch$	38,012,639	Ch$	742,270	—	Ch$	44,520,719	Ch$	560,007	—	Ch$	47,670,158	Ch$	814,448	—

Interest Earning Assets and Net Interest Margin

The following table sets forth, by currency of denomination, the levels of our average interest earning assets and net interest, and illustrates the comparative margins obtained, for the years ended December 31, 2019, 2020 and 2021:

	For the Year Ended December 31,
	2019		2020		2021
	(in millions of Ch$, except percentages)
IFRS:
Total average interest earning assets
Ch$	Ch$	14,679.708	Ch$	18,344,692	Ch$	22,077,758
UF		15,145,456		16,019,257		16,741,587
Foreign currency		3,404,702		3,316,401		2,747,376
Total		33,229,866		37,680,350		41,566,721
Net interest earned (including interest earned on trading securities)(1)
Ch$		962,331		916,695		899,730
UF		436,605		414,761		729,803
Foreign currency		12,313		3,504		(10,590)
Total	Ch$	1,411,249	Ch$	1,334,960	Ch$	1,618,943
Net interest margin, nominal basis(2)
Ch$		6.56%		5.00%		4.08%
UF		2.88		2.59		4.36
Foreign currency		0.36		0.11		(0.39)
Total		4.25%		3.54%		3.89%

(1)	Net interest earned is defined as interest revenue earned less interest expense incurred.
(2)	Net interest margin, nominal basis is defined as net interest earned divided by average interest earning assets.

Changes in Net Interest Income—Volume and Rate Analysis

The following tables compare, by currency of denomination, changes in our net interest revenue between 2019 and 2020, as well as 2020 and 2021, caused by (i) changes in the average volume of interest earning assets and interest bearing liabilities and (ii) changes in their respective nominal interest rates. Volume and rate variances were calculated based on movements in average balances over the period and changes in nominal interest rate, average interest earning assets and average interest bearing liabilities. The net change attributable to changes in both volume and rate has been allocated proportionately to the change in volume and the change in rate.

	Increase (Decrease) from 2019 to 2020 due to changes in				Net Change from 2019		Increase (Decrease) from 2020 to 2021 due to changes in				Net Change from 2020
	Volume		Rate		to 2020		Volume		Rate		to 2021
	(in millions of Ch$)
IFRS:
Assets
Interest earning assets
Financial investments
Ch$	Ch$	34,035	Ch$	(67,544)	Ch$	(33,509)	Ch$	13,924	Ch$	21,784	Ch$	35,708
UF		(2,450)		(549)		(2,999)		6,764		32,201		38,965
Foreign currency		(2,186)		(388)		(2,574)		(1,506)		(1,279)		(2,785)
Total		29,399		(68,481)		(39,082)		19,182		52,706		71,888
Loans in advance to bank
Ch$		9,744		(20,105)		(10,361)		5,740		4,787		10,527
UF		—		—		—		—		—		—
Foreign currency		(1,633)		(3,654)		(5,287)		(404)		(2,619)		(3,023)
Total		8,111		(23,759)		(15,648)		5,336		2,168		7,504
Commercial loans
Ch$		77,244		(111,899)		(34,655)		69,316		(68,760)		556
UF		12,331		(29,506)		(17,175)		(1,814)		177,937		176,123
Foreign currency		(2,416)		(26,952)		(29,368)		(6,237)		(21,117)		(27,354)
Total		87,159		(168,357)		(81,198)		61,265		88,060		149,325
Consumer loans
Ch$		(39,160)		(65,878)		(105,038)		(26,260)		(62,659)		(88,919)
UF		1,688		(1,581)		107		(1,226)		3,486		2,260
Foreign currency		—		—		—		—		—		—
Total		(37,472)		(67,459)		(104,931)		(27,486)		(59,173)		(86,659)
Residential mortgage loans
Ch$		2		134		136		33		188		221
UF		39,343		(51,217)		(11,874)		38,009		359,951		397,960
Foreign currency		—		—		—		—		—		—
Total		39,345		(51,083)		(11,738)		38,042		360,139		398,181
Repurchase agreement
Ch$		(850)		(224)		(1,074)		504		(154)		350
UF		—		—		—		—		—		—
Foreign currency		—		—		—		—		—		—
Total		(850)		(224)		(1,074)		504		(154)		350
Other Assets
Ch$		869		(1,357)		(488)		(461)		397		(64)
UF		—		—		—		—		—		—
Foreign currency		1,664		(6,057)		(4,393)		(872)		(1,229)		(2,101)
Total		2,533		(7,414)		(4,881)		(1,333)		(832)		(2,165)
Total interest earning assets
Ch$		81,884		(266,873)		(184,989)		62,796		(104,417)		(41,621)
UF		50,912		(82,853)		(31,941)		41,733		573,575		615,308
Foreign currency		(4,571)		(37,051)		(41,622)		(9,019)		(26,244)		(35,263)
Total	Ch$	128,225	Ch$	(386,777)	Ch$	(258,552)	Ch$	95,510	Ch$	442,914	Ch$	538,424

	Increase (Decrease) from 2019 to 2020 due to changes in				Net Change from 2019 to		Increase (Decrease) from 2020 to 2021 due to changes in				Net Change from 2020 to
	Volume		Rate		2020		Volume		Rate		2021
	(in millions of Ch$)
IFRS:
Liabilities
Interest bearing liabilities Savings accounts and time deposits
Ch$	Ch$	(15,228)	Ch$	(118,918)	Ch$	(134,146)	Ch$	(10,445)	Ch$	(13,303)	Ch$	(23,748)
UF		(26,071)		(2,198)		(28,269)		(7,157)		52,076		44,919
Foreign currency		5,867		(22,972)		(17,105)		775		(12,336)		(11,561)
Total		(35,432)		(144,088)		(179,520)		(16,827)		26,437		9,610
Repurchase agreements
Ch$		804		(5,952)		(5,148)		(893)		(12)		(905)
UF		—		—		—		—		—		—
Foreign currency		(26)		(21)		(47)		(4)		(4)		(8)
Total		778		(5,973)		(5,195)		(897)		(16)		(913)
Borrowing from financial institutions
Ch$		421		(992)		(571)		(163)		534		371
UF		—		—		—		—		—		—
Foreign currency		26,882		(42,050)		(15,168)		8,383		(13,202)		(4,819)
Total		27,303		(43,042)		(15,739)		8,220		(12,668)		(4,448)
Debt issued
Ch$		(132)		347		215		(217)		(217)		(434)
UF		39,250		(21,038)		18,212		(8,249)		263,591		255,342
Foreign currency		4,839		(2,192)		2,647		(1,386)		(945)		(2,331)
Total		43,957		(22,883)		21,074		(9,852)		262,429		252,577
Commercial Papers
Ch$		—		—		—		—		—		—
UF		—		—		—		—		—		—
Foreign currency		(1,265)		(1,835)		(3,100)		1,608		(4,284)		(2,676)
Total		(1,265)		(1,835)		(3,100)		1,608		(4,284)		(2,676)
Lease Liabilities
Ch$		(128)		85		(43)		(491)		(63)		(554)
UF		—		—		—		—		—		—
Foreign currency		—		—		—		—		—		—
Total		(128)		85		(43)		(491)		(63)		(554)
Other financial obligation
Ch$		(572)		911		339		(1,535)		2,149		614
UF		(31)		(9)		(40)		(17)		22		5
Foreign currency		14		(53)		(39)		4		222		226
Total		(589)		849		260		(1,548)		2,393		845
Total interest bearing liabilities
Ch$		(14,835)		(124,519)		(139,354)		(13,744)		(10,912)		(24,656)
UF		13,148		(23,245)		(10,097)		(15,423)		315,689		300,266
Foreign currency		36,311		(69,123)		(32,812)		9,380		(30,549)		(21,169)
Total	Ch$	34,624	Ch$	(216,887)	Ch$	(182,263)	Ch$	(19,787)	Ch$	274,228	Ch$	254,441

Financial Investments

Financial assets held for trading:

The following table sets forth a breakdown of instruments classified as financial assets held for trading, included in our investment portfolio:

	As of December 31,				Weighted Average Nominal Rate as of December 31(1),
	2020		2021		2021
	(in millions of Ch$)%
IFRS:
Instruments issued by the Chilean Government and the Central Bank:
Central Bank bonds	Ch$	3,186	Ch$	1,145	—%
Central Bank promissory notes		4,006,490		3,295,955	3.87
Other instruments issued by the Chilean Government and the Central Bank		149,616		175,022	3.83
Other securities issued in Chile:
Bonds from other Chilean companies		5,396		—	—
Bonds from domestic banks		5,494		51,484	2.49
Deposits in domestic banks		93,905		214,336	3.59
Mortgage bonds from domestic banks		—		—	—
Other instruments issued in Chile		1,003		3,062	—
Instruments issued by foreign institutions:
Instruments from foreign governments or central banks		—		—	—
Other instruments issued abroad		164		—	—
Mutual fund investments:
Funds managed by related companies		400,902		135,691	3.96
Total	Ch$	4,666,156	Ch$	3,876,695	3.82%

(1)	Weighted Average Nominal Rate is calculated as the sum of total accrued interests for the type of security divided by the average balance for the same type of security during the reported period.

“Other securities issued in Chile” includes instruments sold under repurchase agreements with customers and financial instruments, amounting to Ch$52,809 million as of December 31, 2020 and Ch$84,969 million as of December 31, 2021. Instruments issued by the Chilean Government and the Central Bank include instruments sold under agreements to repurchase to customers and financial institutions. For these instruments, the balance as of December 31, 2020 was Ch$217,614 million. As of December 31, 2021, there are no instruments sold with a repurchase agreement.

Investment Portfolio:

The detail of instruments classified as financial instruments measured at fair value through other comprehensive income and as financial assets held-to-maturity is as follows:

Financial Assets at Fair Value through Other Comprehensive Income

(Formerly Available-for-Sale Assets)

	As of December 31,				Weighted average nominal rate as of December 31(1),
	2020		2021		2021
	(in millions of Ch$)%
IFRS:
Debt instruments at fair value through OCI
Instruments issued by the Chilean Government and the Central Bank:
Bonds issued by the Chilean Government and the Central Bank	Ch$	109	Ch$	102	3.65%
Promissory notes issued by the Chilean Government and the Central Bank		—		—	—
Other instruments		163,491		2,488,748	4.62
Other instruments issued in Chile:
Mortgage bonds from domestic banks		128,763		111,656	2.79
Bonds from domestic banks		15,887		2,411	6.06
Deposits from domestic banks		685,392		424,419	5.02
Bonds from other Chilean companies		34,539		27,473	4.71
Other instruments		32,342		—	—
Instruments issued by Foreign Institutions:
Instruments from foreign governments or central banks		—		—	—
Equity instruments at fair value through OCI
Equity instruments issued in Chile		6,869		5,499	—
Equity instruments issued by foreign institutions		761		866	—
Total	Ch$	1,068,153	Ch$	3,061,174	4.61%

(1)	Weighted Average Nominal Rate is calculated as the sum of total accrued interests for the type of security divided by the average balance for the same type of security during the reported period.

The portfolio of financial assets available-for-sale included net unrealized gains of Ch$9,054 million and Ch$39,688 as of December 31, 2020 and 2021, respectively, in each case recorded in other comprehensive income within equity.

Financial Instruments at Amortized Cost

(Formerly Held-to-Maturity)

	As of December 31,				Weighted average nominal rate as of December 31(1),
	2020		2021		2021
(in millions of Ch$)%
IFRS:
Financial Instruments at Amortized Cost
Instruments issued by the Chilean Government and Central Bank of Chile:
Bonds issued by the Central Bank	Ch$	—	Ch$	—	—%
Promissory notes issued by the Chilean Government and the Central Bank		—		—	—
Other instruments		—		839,744	2.14
Other instruments issued in Chile:
Deposit promissory notes from domestics banks
Mortgage bonds from domestic banks		—		—	—
Bonds from domestic banks		—		—	—
Deposits from domestic banks		—		—	—
Bonds from other Chilean companies		—		—	—
Promissory notes issued by other Chilean companies
Other instruments		—		—	—
Instruments issued by Foreign Institutions:
Instruments from foreign governments or central banks		—		—	—
Total	Ch$	—	Ch$	839,744	2.14%

(1)	Weighted Average Nominal Rate is calculated as the sum of total accrued interests for the type of security divided by the average balance for the same type of security during the reported period.

Maturity of Financial Investments:

The maturities of financial assets held for trading and financial instruments measured at fair value through other comprehensive income as of December 31, 2020 and 2021 were as follows:

	As of December 31, 2020
	Due within 1 year		Weighted Average Nominal Rate(1)	Due after 1 year but within 5 years		Weighted Average Nominal Rate(1)	Due after 5 year but within 10 years		Weighted Average Nominal Rate(1)	Due after 10 years		Weighted Average Nominal Rate(1)	Total
	(millions of Ch$, except percentages)
Financial assets held for trading:
Instruments issued by the Chilean Government and the Central Bank:
Central Bank bonds	Ch$	3,186	(2.07)%	Ch$	—	—%	Ch$	—	—%	Ch$	—	—%	Ch$	3,186
Central Bank promissory notes		4,006,490	0.16		—	—		—	—		—	—		4,006,490
Other instruments issued by the Chilean Government and the Central Bank		149,616	1.86		—	—		—	—		—	—		149,616
Other securities issued in Chile:
Bonds from other Chilean companies		5,396	2.94		—	—		—	—		—	—		5,396
Bonds from domestic banks		5,494	(1.04)		—	—		—	—		—	—		5,494
Deposits in domestic banks		93,905	0.62		—	—		—	—		—	—		93,905
Mortgage bonds from domestic banks		—	—		—	—		—	—			—		—
Other instruments issued in Chile		1,003	—		—	—		—	—		—	—		1,003
Instruments issued by foreign institutions:
Instruments from foreign governments or central banks		—	—		—	—		—	—		—	—		—
Other instruments issued abroad		164	—		—	—		—	—		—	—		164
Mutual fund investments
Funds managed by related companies		400,902	0.24		—	—		—	—		—	—		400,902
Total	Ch$	4,666,156	0.23%	Ch$	—	—%	Ch$		—%	Ch$	—	—%	Ch$	4,666,156

(1)	Weighted Average Nominal Rate is calculated as the sum of total accrued interests for the type of security divided by the average balance for the same type of security during the reported period.

	As of December 31, 2021
	Due within 1 year		Weighted Average Nominal Rate(1)	Due after 1 year but within 5 years		Weighted Average Nominal Rate(1)	Due after 5 year but within 10 years		Weighted Average Nominal Rate(1)	Due after 10 years		Weighted Average Nominal Rate(1)	Total
	(millions of Ch$, except percentages)
Financial assets held for trading:
Instruments issued by the Chilean Government and the Central Bank:
Central Bank bonds	Ch$	1,145	—%	Ch$	—	—%	Ch$	—	—%	Ch$	—	—%	Ch$	1,145
Central Bank promissory notes		3,295,955	3.87		—	—		—	—		—	—		3,295,955
Other instruments issued by the Chilean Government and the Central Bank		175,022	3.83		—	—		—	—		—	—		175,022
Other securities issued in Chile:
Bonds from other Chilean companies		—	—		—	—		—	—		—	—		—
Bonds from domestic banks		51,484	2.49		—	—		—	—		—	—		51,484
Deposits in domestic banks		214,336	3.59		—	—		—	—		—	—		214,336
Mortgage bonds from domestic banks		—	—		—	—		—	—			—		—
Other instruments issued in Chile		3,062	—		—	—		—	—		—	—		3,062
Instruments issued by foreign institutions:
Instruments from foreign governments or central banks		—	—		—	—		—	—		—	—		—
Other instruments issued abroad		—	—		—	—		—	—		—	—		—
Mutual fund investments
Funds managed by related companies		135,691	3.96		—	—		—	—		—	—		135,691
Total	Ch$	3,876,695	3.82%	Ch$	—	—%	Ch$	—	—%	Ch$	—	—%	Ch$	3,876,695

(1)	Weighted Average Nominal Rate is calculated as the sum of total accrued interests for the type of security divided by the average balance for the same type of security during the reported period.

	As of December 31, 2020
	Due within 1 year		Weighted Average Nominal Rate(1)	Due after 1 year but within 5 years		Weighted Average Nominal Rate(1)	Due after 5 year but within 10 years		Weighted Average Nominal Rate(1)	Due after 10 years		Weighted Average Nominal Rate(1)	Total
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

	As of December 31, 2021
	Due within 1 year		Weighted Average Nominal Rate(1)	Due after 1 year but within 5 years		Weighted Average Nominal Rate(1)	Due after 5 year but within 10 years		Weighted Average Nominal Rate(1)	Due after 10 years		Weighted Average Nominal Rate(1)	Total
	(millions of Ch$, except percentages)
Financial Assets at Fair Value through Other Comprehensive Income:
Debt instruments at fair value through OCI
Instruments issued by the Chilean Government and the Central Bank:
Bonds issued by the Chilean Government and the Central Bank	Ch$	102	3.65%	Ch$	—	—%	Ch$	—	—%	Ch$	—	—%	Ch$	102
Promissory notes issued by the Chilean Government and the Central Bank		—	—		—	—		—	—		—	—		—
Other instruments		1,154,380	4.35		937,917	5.65		396,451	2.92		—	—		2,488,748
Other instruments issued in Chile:
Mortgage bonds from domestic banks		80	2.01		14.188	2.16		29,466	2.40		67,922	3.10		111,656
Bonds from domestic banks		2,411	6.06		—	—		—	—		—	—		2,411
Deposits from domestic banks		419,946	4.99		4,473	7.30		—	—		—	—		424,419
Bonds from other Chilean companies		—	—		4,682	6.85		18,972	4.12		3,819	5.00		27,473
Other instruments		—	—		—	—					—	—		—
Instruments issued by Foreign Institutions:
Instruments from foreign governments or central banks		—	—		—	—		—	—		—	—		—
Subtotal		1,576,919	4.53		961,260	5.58		444,889	2.76		71,141	2.93		3,054,809
Equity instruments at fair value through OCI
Equity instruments issued in Chile		—	—		—	—		—	—		5,499	—		5,499
Equity instruments issued by foreign institutions		—	—		—	—		—	—		866	—		866
Subtotal		—	—		—	—		—	—		6.365	—		6.365
Total	Ch$	1,576,919	4.53%	Ch$	961,260	5.58%	Ch$	444,889	2.76%	Ch$	78,106	2.93%	Ch$	3,061,174

(1)	Weighted Average Nominal Rate is calculated as the sum of total accrued interests for the type of security divided by the average balance for the same type of security during the reported period.

As of December 31, 2020
	Due within 1 year		Weighted Average Nominal Rate(1)	Due after 1 year but within 5 years		Weighted Average Nominal Rate(1)	Due after 5 year but within 10 years		Weighted Average Nominal Rate(1)	Due after 10 years		Weighted Average Nominal Rate(1)	Total
(millions of Ch$, except percentages)
Financial Instruments at Amortized Cost :
Instruments issued by the Chilean Government and Central Bank of Chile:
Bonds issued by the Central Bank	Ch$	—	—%	Ch$	—	—%	Ch$	—	—%	Ch$	—	—%	Ch$	—
Promissory notes issued by the Chilean Government and the Central Bank		—	—		—	—		—	—		—	—		—
Other instruments
Other instruments issued in Chile:
Deposit promissory notes from domestics banks		—	—		—	—		—	—		—	—		—
Mortgage bonds from domestic banks		—	—		—	—		—	—		—	—		—
Bonds from domestic banks		—	—		—	—		—	—		—	—		—
Deposits from domestic banks		—	—		—	—		—	—		—	—		—
Bonds from other Chilean companies		—	—		—	—		—	—		—	—		—
Promissory notes issued by other Chilean companies		—	—		—	—		—	—		—	—		—
Other instruments		—	—		—	—		—	—		—	—		—
Instruments issued by Foreign Institutions:
Instruments from foreign governments or central banks		—	—		—	—		—	—		—	—		—
Total	Ch$	—	—%	Ch$	—	—%	Ch$	—	—%	Ch$	—	—%	Ch$	—

(1)	Weighted Average Nominal Rate is calculated as the sum of total accrued interests for the type of security divided by the average balance for the same type of security during the reported period.

As of December 31, 2021
	Due within 1 year		Weighted Average Nominal Rate(1)	Due after 1 year but within 5 years		Weighted Average Nominal Rate(1)	Due after 5 year but within 10 years		Weighted Average Nominal Rate(1)	Due after 10 years		Weighted Average Nominal Rate(1)	Total
(millions of Ch$, except percentages)
Financial Instruments at Amortized Cost:
Instruments issued by the Chilean Government and Central Bank of Chile:
Bonds issued by the Central Bank	Ch$	—	—%	Ch$	—	—%	Ch$	—	—%	Ch$	—	—%	Ch$	—
Promissory notes issued by the Chilean Government and the Central Bank		—	—		—	—		—	—		—	—		—
Other instruments		—	—		413,599	1.58		426,145	3.51		—	—		839,744
Other instruments issued in Chile:
Deposit promissory notes from domestics banks
Mortgage bonds from domestic banks		—	—		—	—		—	—		—	—		—
Bonds from domestic banks		—	—		—	—		—	—		—	—		—
Deposits from domestic banks		—	—		—	—		—	—		—	—		—
Bonds from other Chilean companies		—	—		—	—		—	—		—	—		—
Promissory notes issued by other Chilean companies		—	—		—	—		—	—		—	—		—
Other instruments		—	—		—	—					—	—		—
Instruments issued by Foreign Institutions:
Instruments from foreign governments or central banks		—	—		—	—		—	—		—	—		—
Total	Ch$	—	—%	Ch$	413,599	1.58%	Ch$	426,145	3.51%	Ch$	—	—%	Ch$	839,744

(1)	Weighted Average Nominal Rate is calculated as the sum of total accrued interests for the type of security divided by the average balance for the same type of security during the reported period.

Loan Portfolio

The following table sets forth our loans by type of loan and risk classification. All loan amounts stated below are before deduction of allowances for loan losses.

	As of December 31,
	2020		2021
	(in millions of Ch$)
IFRS:
Commercial loans:
Commercial loans	Ch$	14,398,446	Ch$	15,986,168
Foreign trade loans		967,646		1,271,705
Current account debtors		120,539		144,010
Factoring transactions		373,903		486,282
Student loans		57,552		58,018
Commercial lease transactions		1,592,905		1,612,776
Other loans and accounts receivable		90,606		113,373
Subtotal		17,601,597		19,672,332
Mortgage loans:
Mortgage bonds		9,363		6,084
Endorsable mortgage loans		24,105		17,784
Other residential real estate mortgage loans		9,198,834		10,169,889
Credits from ANAP		2		—
Other loans and accounts receivable		155,068		152,771
Subtotal		9,387,372		10,346,528
Consumer loans:
Consumer loans in installments		2,711,541		2,873,304
Current account debtors		158,756		172,623
Credit card debtors		1,077,445		1,199,407
Consumer lease transactions		302		509
Other loans and accounts receivable		677		1,170
Subtotal		3,948,721		4,247,013
Total loans	Ch$	30,937,690	Ch$	34,265,873

The loan categories are as follows:

●	“Commercial Loans” are loans and accounts receivable from clients not included within the mortgage or consumer loans categories.

●	“Mortgage Loans” include mortgage loans granted to individuals to acquire, expand, repair or build a home, issued as mortgage bonds, endorsable mortgage loans or by other methods. It also includes supplementary loans for the same purposes and bridge loans granted before the mortgage loan has been settled. This subcategory also includes residential real estate lease transactions and other accounts receivable.

●	“Consumer Loans” are all loans granted to individuals to be used for purchasing goods or services. These include different types of loans (either installments or revolving), as well as balances from credit card transactions or overdrafts on current accounts belonging to individuals. Consumer loans also include consumer lease transactions and other accounts receivable. Consumer loans do not include loans granted to finance business activities that the debtor is developing or that it may develop.

Maturity and Interest Rate Sensitivity of Loans as of December 31, 2021

The following table sets forth an analysis by type and time remaining to maturity of our loans as of December 31, 2021:

	Balances as of December 31, 2021		Due within 1 month		Due after 1 month but within 6 months		Due after 6 months but within 12 months		Due after 1 year but within 3 years		Due after 3 years but within 5 years		Due after 5 years but within 15 years		Due after 15 years
	(in millions of Ch$)
IFRS:
Commercial Loans:
Commercial loans	Ch$	15,986,168	Ch$	1,183,133	Ch$	3,434,085	Ch$	2,360,795	Ch$	4,435,836	Ch$	1,950,956	Ch$	2,380,269	Ch$	241,094
Foreign trade loans		1,271,705		309,853		860,069		96,941		3,624		1,052		166		—
Current account debtors		144,010		144,010		—		—		—		—		—		—
Factoring loans		486,282		262,408		211,342		11,224		1,308		—		—		—
Student loans		58,018		1,850		7,442		5,704		14,066		11,526		17,193		237
Leasing loans		1,612,776		46,777		208,768		218,551		582,154		254,471		299,135		2,920
Other loans		113,373		113,370		3		—		—		—		—		—
Subtotal		19,672,332		2,061,401		4,721,709		2,693,215		5,036,988		2,218,005		2,696,763		244,251
Mortgage Loans:
Mortgage bonds		6,084		247		824		1,004		2,655		691		663		—
Endorsable mortgage loans		17,784		370		1,649		1,842		6,330		4,447		3,075		71
Residential mortgage loans		10,169,889		57,530		256,883		310,849		1,263,110		1,271,001		5,337,172		1,673,344
Credits from ANAP		—		—		—		—		—		—		—		—
Other loans		152,771		2,825		6,207		1,689		3,480		5,980		68,839		63,751
Subtotal		10,346,528		60,972		265,563		315,384		1,275,575		1,282,119		5,409,749		1,737,166
Consumer Loans:
Consumer loans		2,873,304		107,570		448,106		463,209		1,314,383		502,354		37,116		566
Current accounts debtors		172,623		172,623		—		—		—		—		—		—
Credit card		1,199,407		1,198,964		443		—		—		—		—		—
Consumer lease transactions		509		22		72		93		261		61		—		—
Other loans		1,170		1,170		—		—		—		—		—		—
Subtotal		4,247,013		1,480,349		448,621		463,302		1,314,644		502,415		37,116		566
Total Loans	Ch$	34,265,873	Ch$	3,602,722	Ch$	5,435,893	Ch$	3,471,901	Ch$	7,627,207	Ch$	4,002,539	Ch$	8,143,628	Ch$	1,981,983

The following table sets forth a breakdown by variable and fixed rate of our outstanding loans due after one year as of December 31, 2021:

	As of December 31, 2021
	(in millions of Ch$)
IFRS:
Variable rate
Ch$	Ch$	275,708
UF		585,774
Foreign currency		562,259
Subtotal		1,423,741
Fixed rate
Ch$		6,414,470
UF		13,811,680
Foreign currency		105,466
Subtotal		20,331,616
Total	Ch$	21,755,357

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

As of December 31,
	2020		2021
(in millions of Ch$)
IFRS:
Argentina	Ch$	—	Ch$	—
Brazil		—		—
Canada		—		—
China		—		—
Colombia		1,071		1,282
India		—		—
Mexico		—		—
Netherlands		—		—
Panama		—		—
Peru		7,789		6,512
Spain		1,610		5,924
Singapore		—		—
United Kingdom		—		—
United States		—		—
Total	Ch$	10,470	Ch$	13,718

As December 31, 2021 and as of the date of this annual report, we did not have exposures associated with cross-border loans or contingent loans either in Ukraine or in Russia.

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

Transactions in which the total customer credit risk is more than Ch$23,244 million require approval from a credit committee, composed of three members of the board of directors and our chief executive officer. Transactions in which the total customer credit risk is equal to or less than Ch$23.244 million may be approved by other risk officers, depending on the amount involved, as follows:

Approved by	Limit in Ch$
Credit committee, including members of the board of directors	up to legal limits
Executive Committee (Chairman, General Manager and Wholesale Credit Risk Divisions Manager/Retail Credit Risk and Global Risk Control Division Manager)	up to Ch$23,244 million
Senior Risk Committee (Chairman, General Manager and Wholesale Credit Risk Divisions Manager/Retail Credit Risk and Global Risk Control Division Manager). Approved by two of the three.	up to Ch$15,496 million
Wholesale Credit Risk Divisions Manager, Manager of the Corporate Division/Commercial Division Manager.	up to Ch$12,397 million
Corporate Credit Risk Area Manager and Corporate Division Manager	up to Ch$10,847 million
Corporate Credit Risk Area Deputy Manager and Corporate Banking Area Manager	up to Ch$9,298 million
Large Companies Risk Area Deputy Manager, Large Companies Area Manager	up to Ch$6,198 million
Regional Risk Manager and Large Companies Group Manager	up to Ch$3,099 million
Risk Officer, Large Companies Group Manager	up to Ch$1,860 million
Risk Department Heads	up to Ch$1,240 million
Zonal Managers	up to Ch$310 million

In addition to reviewing the credit limit, the business segment extending the credit must review the terms of the loan, the interest rate and any security to be obtained.

Control and Follow-up

The ongoing control and follow-up of credit risk is the basis for portfolio management and enables us to recognize risk opportunely while detecting and avoiding potential write-offs in advance. In line with the guidelines we follow for credit assessment purposes, we also utilize control and follow-up procedures in accordance with our main business segments.

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

	As of December 31, 2020
Bank’s Credit Rating:	Stage 1		Stage 2		Stage 3		POCI		Total Loans		Classification percentage
	(in millions of Ch$, except percentages)
Commercial Loans
Individual
A1	Ch$	10,099	Ch$	—	Ch$	—	Ch$	—	Ch$	10,099	0.08%
A2		1,174,965		—		—		—		1,174,965	9.19
A3		1,961,106		124,772		—		—		2,085,878	16.31
A4		2,574,329		28,444		—		—		2,602,773	20.36
A5		3,197,835		793,264		964		—		3,992,063	31.22
A6		—		2,521,089		—		—		2,521,089	19.72
Normal Portfolio		8,918,334		3,467,569		964		—		12,386,867	96.88
B1		—		133,770		—		—		133,770	1.05
B2		—		22,276		—		—		22,276	0.17
B3		—		34,669		—		1,609		36,278	0.28
B4		—		3,527		—		18		3,545	0.03
Substandard Portfolio		—		194,242		—		1,627		195,869	1.53
C1		—		—		47,333		40		47,373	0.37
C2		—		—		13,875		29		13,904	0.11
C3		—		—		15,245		26		15,271	0.12
C4		—		—		29,943		1		29,944	0.23
C5		—		—		48,164		1		48,165	0.38
C6		—		—		48,925		64		48,989	0.38
Non-Complying Portfolio		—		—		203,485		161		203,646	1.59
Subtotal individual loans		8,918,334		3,661,811		204,449		1,788		12,786,382	100.00
Group
Normal portfolio		4,291,198		199,810		613		42		4,491,663	93.28
Non-complying portfolio		—		—		321,511		2,041		323,552	6.72
Subtotal group loans		4,291,198		199,810		322,124		2,083		4,815,215	100.00
Total Commercial Loans		13,209,532		3,861,621		526,573		3,871		17,601,597
Residential Mortgage Loans
Group
Normal portfolio		8,664,761		401,997		1,078		—		9,067,836	96.60
Non-complying portfolio		—		—		319,122		414		319,536	3.40
Subtotal group loans		8,664,761		401,997		320,200		414		9,387,372	100.00
Total Residential Mortgage Loans		8,664,761		401,997		320,200		414		9,387,372
Consumer Loans
Group
Normal portfolio		3,295,502		324,440		2,419		28		3,622,389	91.74
Non-complying portfolio		—		—		324,683		1,649		326,332	8.26
Subtotal group loans		3,295,502		324,440		327,102		1,677		3,948,721	100.00
Total Consumer Loans		3,295,502		324,440		327,102		1,677		3,948,721
Total Individual Loans		8,918,334		3,661,811		204,449		1,788		12,786,382	41.33
Total Group Loans		16,251,461		926,247		969,426		4,174		18,151,308	58.67
Total Loans	Ch$	25,169,795	Ch$	4,588,058	Ch$	1,173,875	Ch$	5,962	Ch$	30,937,690	100.00%
Percentage Individual classified		35.43%		79.81%		17.42%		29.99%		41.33%

	As of December 31, 2021
	Stage 1		Stage 2		Stage 3		POCI		Total Loans		Classification percentage
Bank’s Credit Rating:	(in millions of Ch$, except percentages)
Commercial Loans
Individual
A1	Ch$	6,605	Ch$	—	Ch$	—	Ch$	—	Ch$	6,605	0.05%
A2		1,384,897		2,620		—		—		1,387,517	9.51
A3		2,901,683		38		—		—		2,901,721	19.88
A4		2,828,834		129,484		—		—		2,958,318	20.27
A5		3,846,862		408,215		834		—		4,255,911	29.15
A6		—		2,721,778		—		—		2,721,778	18.64
Normal Portfolio		10,968,881		3,262,135		834		—		14,231,850	97.50
B1		—		123,332		—		—		123,332	0.84
B2		—		29,164		—		—		29,164	0.20
B3		—		37,516		—		3		37,519	0.26
B4		—		7,568		—		—		7,568	0.05
Substandard Portfolio		—		197,580		—		3		197,583	1.35
C1		—		—		36,132		196		36,328	0.25
C2		—		—		16,036		75		16,111	0.11
C3		—		—		19,001		17		19,018	0.13
C4		—		—		12,960		9		12,969	0.09
C5		—		—		41,617		86		41,703	0.29
C6		—		—		41,053		185		41,238	0.28
Non-Complying Portfolio		—		—		166,799		568		167,367	1.15

Subtotal individual loans		10,968,881		3,459,715		167,633		571		14,596,800	100.00
Group
Normal portfolio		4,579,194		214,276		893		199		4,794,562	94.46
Non-complying portfolio		—		—		279,420		1,550		280,970	5.54
Subtotal group loans		4,579,194		214,276		280,313		1,749		5,075,532	100.00
Total Commercial Loans		15,548,075		3,673,991		447,946		2,320		19,672,332
Residential Mortgage Loans
Group
Normal portfolio		9,608,872		449,804		2,675		—		10,061,351	97.24
Non-complying portfolio		—		—		285,143		34		285,177	2.76
Subtotal group loans		9,608,872		449,804		287,818		34		10,346,528	100.00
Total Residential Mortgage Loans		9,608,872		449,804		287,818		34		10,346,528
Consumer Loans
Group
Normal portfolio		3,739,887		287,814		4,367		64		4,032,132	94.94
Non-complying portfolio		—		—		213,662		1,219		214,881	5.06
Subtotal group loans		3,739,887		287,814		218,029		1,283		4,247,013	100.00
Total Consumer Loans		3,739,887		287,814		218,029		1,283		4,247,013
Total Individual Loans		10,968,881		3,459,715		167,633		571		14,596,800	42.60
Total Group Loans		17,927,953		951,894		786,160		3,066		19,669,073	57.40
Total Loans	Ch$	28,896,834	Ch$	4,411,609	Ch$	953,793	Ch$	3,637	Ch$	34,265,873	100.00%
Percentage Individual classified		37.96%		78.42%		17.58%		15.70%		42.60%	—

Classification of Loan Portfolio

Information about the classification of our loan portfolio is presented in Note 11 to our audited consolidated financial statements as of and for the year ended December 31, 2021 appearing elsewhere in this annual report

Analysis of Substandard and Past-due loans

The following table analyzes our substandard loans, total past-due loans and allowances for loan losses existing at the dates indicated under IFRS.

	Year Ended December 31,
	2019		2020		2021
	(in millions of Ch$, except percentages)
IFRS:
Total Loans	Ch$	30,033,272	Ch$	30,937,690	Ch$	34,265,873
Impaired loans		894,532		1,173,875		953,793
Impaired loans as a percentage of total loans		2.98%		3.79%		2.78%
Total past-due loans
To the extent secured(2)		58,312		58,005		42,873
To the extent unsecured		360,456		241,403		246,634
Total past-due loans	Ch$	418,768	Ch$	299,408	Ch$	289,507
Total past-due loans as a percentage of total loans
To the extent secured(2)		0.19%		0.19%		0.13%
To the extent unsecured		1.20		0.78		0.72
Total past-due loans as a percentage of total loans		1.39%		0.97%		0.85%
Allowance for loan losses as a percentage of:
Total loans		2.16%		2.70%		1.97%
Past-due loans		155.03		279.25		232.64
Unsecured past-due loans		180.11%		346.35%		273.08%

(1)	All references to Total Past-due loans in the table above refer as to Total Past-due loans (90 days or more) including interests and principal.
(2)	Security generally consists of mortgages on real estate, pledges of marketable securities, letters of credit or cash.

As of December 31, 2021, our past-due loans (loans 90-days or more past due) amounted to Ch$289,507 million, which represented a 3.3% annual decrease when compared to the Ch$299,408 million recorded in 2020. These figures translated into past-due ratios (loans 90-days or more past due over total loans) of 0.97% in 2020 and 0.85% in 2021. Various economic and business dynamics contributed to the decrease in both the amount of past-due loans and our past-due loans ratio in 2021 when compared to 2020, including: (i) improved business conditions for companies in 2021, when mobility restrictions began to be gradually lifted and commercial activity returned to almost normal pre-pandemic levels, benefiting companies’ turnover and results, which resulted in enhanced credit behavior of wholesale customers, and (ii) improved payment capacity of personal banking customers due to the excess of liquidity in the economy produced by three consecutive pension fund withdrawals and the government aid package to support individuals, which increased disposable income by the end of 2020 but particularly throughout 2021. For more information, see “Item 5. Operating Financial Review and Prospects— Results of Operations for the Years Ended December 31, 2019, 2020 and 2021—Provisions for Loan Losses” and “Item 3. Key Information—Risk Factors—Our exposure to certain segments of the retail market could lead to higher levels of total past-due loans and subsequent charge offs.”

Analysis of Allowances for Loan Losses

The following table analyzes our allowances for loan losses and changes in the allowances attributable to charge-offs, allowances established and allowances released:

	As of December 31,
	2019		2020		2021
	(in millions of Ch$, except percentages)
IFRS:
Allowances for expected credit losses at the beginning of the period	Ch$	585,378	Ch$	649,233	Ch$	836,107
Charge-offs		(313,200)		(332,978)		(241,221)
Debt Exchange		—		—		—
Loan portfolio acquisition		—		—		—
Sale of loans		—		(107)		(15,477)
Allowances established		377,055		519,959		94,087
Allowances for expected credit losses at the end of the period	Ch$	649,233	Ch$	836,107	Ch$	673,496
Allowances for expected credit losses at the end of period as a percentage of total loans		2.16%		2.70%		1.97%
Changes in provisions for expected credit losses as a percentage of average loans		1.15		1.78		0.05

Nonaccrual loans as a percentage of total loans		0.00		0.00		0.00
Allowance for expected credit losses as a percentage of nonaccrual loans		66.67		11.11		0.00

Ratios of charge-offs to average balance:
Commercial loans		0.35		0.40		0.45
Mortgage loans		0.09		0.15		0.11
Consumer loans		5.62		5.99		3.70
Total loans		1.09%		1.08%		0.74%

In 2019, the Chilean economy began to show some signs of recovery during the first three quarters, mainly influenced by a rebound in private investment in the first half of the year and, to a lesser degree, by a low comparison base in the third quarter. However, protests and demonstrations that followed the social turmoil that started in October 2019 resulted in a GDP contraction of 2.4% during the fourth quarter, due to damage to private and public infrastructure, stagnation of certain economic sectors and deteriorated confidence indices. These factors affected private consumption, which increased by 0.7% in 2019 compared to the 3.8% increase in 2018. In addition, fixed capital formation rose 4.7% as compared to 6.5% growth in 2018. In this environment, our loan portfolio had an annual increase of 7.5%, primarily supported by a 14.8% annual expansion in residential mortgage loans, which was the result of interest rates at historically low levels and a strong housing demand. However, commercial loans and consumer loans grew by 5.5% and 2.2%, respectively, on an annual basis. These lending products were highly impacted by the economic landscape in relation to the slowdown in private investment during the second half of 2019, as well as the effect of social turmoil on the business sentiment. Consumer loans, in turn, were affected by the deceleration in private consumption coupled with a deterioration in consumer confidence. In regard to credit quality, our loan loss allowances increased by the end of 2019 in order to recognize the change in the macroeconomic environment and its impact on our customers’ payment capacity. Thus, our loan loss allowances increased by approximately Ch$63,855 million in 2019 as compared to 2018. This increase was the result of numerous factors including: (i) the expansion of our loan book explaining approximately Ch$33,443 million of the total increase in loan loss allowances, and (ii) the net credit quality deterioration in both the retail and wholesale banking segment, mainly associated with the October 2019 social turmoil. These effects were partially offset by a positive exchange rate effect on our U.S. dollar-denominated loan loss allowances, given a lower depreciation of the Chilean peso against the U.S. dollar in 2019 (8.4%) as compared to 2018 (12.7%). Based on these trends, our risk index increased from 2.10% in 2018 to 2.16% in 2019.

During 2020, the Chilean economy was affected by diverse factors. Although in the first quarter the economy experienced a moderate improvement after the social turmoil experienced during the last months of 2019, the first infections of COVID-19 in Chile (by early March) led to the cession of operations for most of the economic sectors that were intensive in social interaction, given sanitary measures taken in order to reduce viral contagion. Overall, these factors largely explained the 6.0% GDP contraction during 2020, in line with sharp decreases of 9.3% and 8.0% in investment and household spending, respectively. Consequently, our loan portfolio was greatly influenced by lower demand for loans and, therefore, posted a moderate increase of 3.0% in year-end balances. Most of this increase was related to the FOGAPE loan program, which boosted commercial loans by 8.0% at the end of the year. Similarly, residential mortgage loan balances increased by only 2.0% as real estate investment decisions were postponed in light of the current COVID-19 scenario. On the other hand, higher unemployment and the uncertain economic outlook for the coming quarters impacted the year-end balances of consumer loans that decreased 12.9%. In this context, taking into consideration the effects that the COVID-19 pandemic is expected to have on risk profiles of customers as a result of a decrease in disposable income, unemployment and weakened commercial activities for companies, our loan loss allowances increased from Ch$649,233 million in 2019 to Ch$836,107 in 2020, equivalent to an increase of Ch$186,874 million. This behavior was a result of the following drivers: (i) a net credit quality deterioration explained by worsened expectations of financial condition of our retail and wholesale banking customers due to nationwide quarantines due to COVID-19 and their impact on consumption and investment projects, which led us to adjust forecasting models for both Probabilities of Default and Loss Given Default in order to recognize more accurately and with more sensitivity the uncertainties generated by the COVID-19 pandemic and the expected impact on expected credit losses over the coming quarters and years, with a total effect of approximately Ch$151,700 million in higher provisions, and (ii) an annual increase in allowances for loan losses due to loan growth, mainly associated with the expansion of commercial loans in 2020 owing to the FOGAPE loan program, focused on SMEs. These effects were partially offset by a positive exchange rate effect on U.S. dollar-denominated loan loss allowances as a consequence of a 5.3% Chilean peso appreciation against the U.S. dollar in 2020 as compared to the 8.4% depreciation experienced in 2019. As a result, our risk index increased from 2.16% in 2019 to 2.70% at the end of 2020.

During 2021, the Chilean economy recovered significantly from the contraction which was experienced in 2020 as a result of the COVID-19 pandemic. This recovery was reflected in the improvement of many macroeconomic metrics, including GDP, which expanded 11.7% in 2021 due to a sharp annual increase of 20.3% in household consumption. This factor was largely driven by extraordinary support measures for individuals adopted by the Chilean Government, which provided direct money transfers, and by the Chilean Congress, which approved three withdrawals from pension funds, both of which resulted in higher liquidity and disposable income of individuals. In addition, following a successful vaccination process and a decrease in rates of infection, mobility restrictions were gradually lifted in 2021, prompting a recovery in the business activity of diverse industries. Similarly, capital expenditures also improved by growing 17.6% in 2021. Based on these drivers, our loan portfolio posted an annual increase of 10.8%, which was the result annual growths of 11.8%, 10.2% and 7.6% in commercial, residential mortgage and consumer loans, respectively. The increase in commercial loans was produced, for the most part, by the renewed government-guaranteed program for SME and middle market companies in 2021 (Fogape-Reactiva) and, to a lesser extent, by the reactivation of postponed investment projects as a consequence of the pandemic in 2020. From the residential mortgage loans perspective, growth was influenced by both inflation and a demand for housing that continued to be decoupled from the economic drivers. Demand for consumer loans, however, was overall negatively affected during most of 2021 due to the excess of liquidity in the economy, which instead benefited payment behavior, although it did begin to show signs of recovery in the fourth quarter of 2021. In terms of allowances for expected credit losses, the improved macroeconomic environment and enhanced payment behavior positively impacted our forward-looking provisioning models and resulted in an annual decrease of Ch$162,611 million, from Ch$836,107 million in 2020 to Ch$673,496 million in 2021. This decline was the consequence of: (i) a decline of approximately Ch$398,529 million in gross provisions established for expected credit losses, from Ch$210,205 million established in 2020 to approximately Ch$188,324 million in 2021, due to economic growth relating to lower mobility restrictions associated with COVID-19 pandemic in 2021 as compared to 2020, benefiting both the financial condition of companies and the risk profile of individuals, and (ii) the positive effect of non-recurrent events, such as the three pension fund withdrawals and the fiscal aid package deployed by the government to address the economic effects of the COVID-19 pandemic, on individuals’ income, resulting in enhanced payment capacity of individuals and lower delinquency. These factors translated into improved parameters used in our forward-looking provisioning models, based on which we released of approximately Ch$162,018 million during 2021. Likewise, we updated the models to accurately reflect the change in the economic outlook after the pandemic, which prompted an allowance release of approximately Ch$26,308 million in 2021. In addition, as a direct consequence of the improved payment behavior of both individuals and companies, charge-offs decreased Ch$91,767 million in 2021 when compared to 2020 while recoveries increased Ch$28,646 within the same period. Based on all of these factors, our risk index decreased from 2.70% in 2020 to 1.97% in 2021.

For allowances for loan losses associated with impaired loans and with non-impaired loans, see Note 11(b) to our audited consolidated financial statements as of and for the year ended December 31, 2021 appearing elsewhere in this annual report.

Loans are written-off when the collection efforts have been exhausted but not later than the maximum periods as follows:

Type of Loan	Term
Consumer loans with or without collateral	6 months
Other transactions without collateral	24 months
Commercial loans with collateral	36 months
Residential mortgage loans	48 months
Consumer leases	6 months
Other non-real estate lease transactions	12 months
Real estate leases (commercial or residential)	36 months

The following table presents the charge-offs breakdown by loan category:

	Year ended December 31,
	2019		2020		2021
		(in millions of Ch$)
IFRS:
Commercial loans	Ch$	55,698	Ch$	69,193	Ch$	84,135
Mortgage loans		7,790		13,663		10,712
Consumer loans		249,712		250,122		146,374
Total	Ch$	313,200	Ch$	332,978	Ch$	241,221

Loan recoveries by type of loan are shown in the table below:

	Year ended December 31,
	2019		2020		2021
		(in millions of Ch$)
IFRS:
Commercial loans	Ch$	12,253	Ch$	8,599	Ch$	15,480
Mortgage loans		5,114		3,377		7,922
Consumer loans		30,608		29,783		47,005
Subtotal		47,975		41,759		70,407
Recoveries and sales of loan reacquired from the Central Bank		—		—		—
Total	Ch$	47,975	Ch$	41,759	Ch$	70,407
Total Recoveries as a percentage of average loans		0.17%		0.14%		0.22%

The following tables classify our loan portfolio based on the borrower’s payment performance for each of the last two years:

	Year ended December 31, 2020
	Commercial Loans		Consumer Loans		Mortgage Loans		Total
	(in millions of Ch$)
IFRS:
Past-due loans - 90 days to 6 months	Ch$	24,855	Ch$	43,113	Ch$	4,883	Ch$	72,851
Past-due loans - 6 months to 12 months		41,402		—		8,482		49,884
Past-due loans - 12 months to 24 months		87,847		—		32,802		120,655
Past-due loans - 24 months to 36 months		26,888		—		17,869		44,757
Past-due loans - 36 months to 48 months		133		—		11,128		11,261
Past-due loans	Ch$	181,125	Ch$	43,113	Ch$	75,170	Ch$	299,408

	Year ended December 31, 2021
	Commercial Loans		Consumer Loans		Mortgage Loans		Total
	(in millions of Ch$)
IFRS:
Past-due loans - 90 days to 6 months	Ch$	34,961	Ch$	35,775	Ch$	14,987	Ch$	85,723
Past-due loans - 6 months to 12 months		63,492		—		15,182		78,674
Past-due loans - 12 months to 24 months		64,979		—		12,340		77,319
Past-due loans - 24 months to 36 months		18,972		—		17,304		36,276
Past-due loans - 36 months to 48 months		61		—		11,454		11,515
Past-due loans	Ch$	182,465	Ch$	35,775	Ch$	71,267	Ch$	289,507

Allocation of Allowances for Loan Losses

The following tables set forth the proportions of our required allowances for loan losses attributable to our commercial, consumer and residential mortgage loans under IFRS as of the dates indicated.

	As of December 31, 2020(1)
	Allowance amount		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans(1)
	(in millions of Ch$, except percentages)
IFRS:
Commercial loans	Ch$	481,390	2.73%	1.56%	56.90%
Consumer loans		320,065	8.11	1.03	12.76
Residential mortgage loans		34,652	0.37	0.11	30.34
Total allocated allowances	Ch$	836,107	2.70%	2.70%	100.00%

	As of December 31, 2021
	Allowance amount		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans(1)
	(in millions of Ch$, except percentages)
IFRS:
Commercial loans	Ch$	318,841	1.62%	0.93%	57.42%
Consumer loans		315,669	7.43	0.92	12.39
Residential mortgage loans		38,986	0.38	0.11	30.19
Total allocated allowances	Ch$	673,496	1.97%	1.97%	100.00%

(1)	Based on our loan classification

The following table sets forth our charge-offs for 2019, 2020 and 2021 by major economic sector and provides further detail of charge-offs that have already been described in the previous discussion of allowances for loan losses:

	Year Ended December 31,
	2019		2020		2021
	(in millions of Ch$)
IFRS:
Commercial:
Agriculture	Ch$	2,759	Ch$	5,630	Ch$	11,316
Mining		656		687		658
Manufacturing		6,094		4,361		14,392
Construction		6,219		8,460		6,834
Commerce		13,333		17,232		15,530
Transport		4,839		4,142		4,350
Financial services		15,899		21,488		21,544
Community		5,899		7,193		9,511
Subtotal:	Ch$	55,698	Ch$	69,193	Ch$	84,135
Consumer loans		249,712		250,122		146,374
Mortgage loans		7,790		13,663		10,712
Total	Ch$	313,200	Ch$	332,978	Ch$	241,221

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

	As of December 31,
	2020		2021
	(in millions of Ch$)
IFRS:
Current accounts	Ch$	12,477,719	Ch$	15,349,224
Other demand deposits		2,689,510		3,193,567
Savings accounts		342,550		448,257
Time deposits		8,442,536		8,319,165
Other term balance payables		114,455		372,584
Total	Ch$	24,066,770	Ch$	27,682,797

Maturity of Deposits

The following table sets forth information regarding the currency and maturity of our deposits on December 31, 2021, expressed in percentages, under IFRS. UF-denominated deposits are similar to Chilean peso-denominated deposits in all aspects, except that the principal is readjusted periodically based on the value of the UF.

	As of December 31, 2021
	Ch$	UF	Foreign Currency	Total
	(in percentage)
IFRS:
Demand deposits	68.95%	26.81%	68.85%	66.98%
Savings accounts	—	35.09	—	1.62
Time deposits:
Maturing within three months	30.47	27.73	30.21	30.31
Maturing after three but within six months	0.46	0.13	0.36	0.42
Maturing after six but within 12 months	0.08	6.02	0.49	0.42
Maturing after 12 months	0.04	4.22	0.09	0.25
Total time deposits	31.06	38.10	31.15	31.40
Total deposits	100.00%	100.00%	100.00%	100.00%

The following table sets forth information regarding the currency and maturity of deposits in excess of U.S.$100,000 as of December 31, 2021, under IFRS.

	As of December 31, 2021
	Ch$		UF		Foreign Currency		Total
	(in millions of Ch$)
IFRS:
Demand deposits	Ch$	7,024,779	Ch$	56,164	Ch$	2,969,481	Ch$	10,050,424
Savings accounts		—		119,392		—		119,392
Time deposits:
Maturing within three months		3,588,660		217,349		1,275,570		5,081,579
Maturing after three but within six months		83,342		919		14,026		98,287
Maturing after six but within 12 months		11,241		53,657		22,761		87,659
Maturing after 12 months		7,903		44,456		2,592		54,951
Total time deposits		3,691,146		316,381		1,314,949		5,322,476
Total deposits	Ch$	10,715,925	Ch$	491,937	Ch$	4,284,430	Ch$	15,492,292

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

Deposits in Foreign Countries

We also maintain deposits abroad, as needed to conduct our foreign trade transactions and manage liquidity. The table below lists the largest amounts of foreign deposits by country as of the dates indicated, under IFRS:

	As of December 31,
	2020		2021
	(in millions of Ch$)
IFRS:
Australia	Ch$	1,588	Ch$	2,414
Canada		3,340		1,989
China		6		143
Denmark		629		—
Finland		326		776
France		3,463		1,592
Germany		15,053		12,128
Japan.		45,254		5,052
Mexico		686		1,757
Netherlands		7,804		—
Norway		407		2,327
Peru		75		175
Sweden		1,021		26,746
United Kingdom		49,687		10,790
United States		1,158,639		898,914
Total	Ch$	1,287,978	Ch$	964,803

As of December 31, 2021, and as of the date of this annual report, we do not have exposures associated with deposits either in Ukraine or in Russia.

Short-Term Borrowings

The principal categories of our short-term borrowings are amounts borrowed under foreign trade lines of credit, domestic inter-bank loans and repurchase agreements. The table below presents the amounts outstanding and the weighted average nominal interest rate for each period indicated by type of short-term borrowing under IFRS.

	For the year ended December 31,
	2019			2020			2021
	Year-End Balance		Weighted Average Nominal Interest Rate(1)	Year-End Balance		Weighted Average Nominal Interest Rate(1)	Year-End Balance		Weighted Average Nominal Interest Rate(1)
	(in millions of Ch$, except interest rate data)
IFRS:
Payables from repurchase agreements and security lending	Ch$	308,734	2.28%	Ch$	288,917	0.64%	Ch$	95,009	0.99%
Borrowings from domestic financial institutions		6,214	1.50		8,357	0.25		—	—
Foreign borrowings		1,462,756	2.75		550,658	3.11		453,705	0.58
Commercial Papers		292,573	2.03		106,060	0.95		348,445	0.32
Other obligations		148,375	—		191,506	—		274,528	—
Total short-term borrowings	Ch$	2,218,652	2.40%	Ch$	1,145,498	1.75%	Ch$	1,171,687	0.40%

(1)	Weighted Average Nominal Rate is calculated as the sum of total accrued interests for the type of security divided by the average balance for the same type of security during the reported period.

The following table shows the average balance and the weighted average nominal rate for each short-term borrowing category during the periods indicated:

	For the year ended December 31,
	2019			2020			2021
	Average Balance		Weighted Average Nominal Interest Rate(1)	Average Balance		Weighted Average Nominal Interest Rate(1)	Average Balance		Weighted Average Nominal Interest Rate(1)
	(in millions of Ch$, except interest rate data)
IFRS:
Payables from repurchase agreements and security lending	Ch$	269,690	2.61%	Ch$	280,827	0.66%	Ch$	140,600	0.66%
Central Bank borrowings		—	—		—	—		—	—
Borrowings from domestic financial institutions		6,104	11.62		13,840	2.84		3,973	3.52
Sub-total		275,794	2.81		294,667	0.76		144,573	0.75
Foreign borrowings		1,434,810	2.99		3,092,454	0.55		4,302,785	0.10
Foreign Commercial Paper		275,802	2.54		219,046	1.78		359,836	0.34
Sub-total		1,710,612	2.91		3,311,500	0.64		4,662,621	0.11
Total short-term borrowings	Ch$	1,986,406	2.90%	Ch$	3,606,167	0.65%	Ch$	4,807,194	0.13%

(1)	Weighted Average Nominal Rate is calculated as the sum of total accrued interests for the type of security divided by the average balance for the same type of security during the reported period.

The following table presents the maximum month-end balances of our principal sources of short-term borrowings during the periods indicated:

	Maximum 2019 month-end balance		Maximum 2020 month-end balance		Maximum 2021 month-end balance
	(in millions of Ch$)
IFRS:
Investments sold under agreements to repurchase	Ch$	381,489	Ch$	390,090	Ch$	209,469
Central Bank borrowings		—		3,110,774		4,348,677
Borrowings from domestic financial institutions		15,208		20,546		6,556
Foreign borrowings	Ch$	1,836,163	Ch$	1,688,503	Ch$	618,461

Minimum Capital Requirements

Pursuant to the general Banking Act, local banks must comply with minimum capital requirements in relation to both total assets and risk-weighted assets (considering credit, market and operational risk). CET1 Capital should be at least equal to 3.0% of total assets, based on the leverage requirements. Likewise banks’ Total Capital or Regulatory Capital, should be at least 8.0% of their risk weighted assets, Tier1 Capital should be at least 6.0% of their risk weighted assets and CET1 Capital should be at least 4.5% of their risk weighted assets. In addition to these requirements banks must comply with capital buffers, as mentioned in “Item 4. Information on the Company—Regulation and Supervision—Capital Adequacy Requirements”.

For more information on capital adequacy requirements, compliance and capital availability, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Adequacy Requirements”.

Item 4A Unresolved Staff Comments

None.

Item 5 Operating and Financial Review and Prospects

OPERATING RESULTS

Introduction

The following discussion should be read in conjunction with, and is entirely qualified by reference to, our audited consolidated financial statements as of and for the year ended December 31, 2021 appearing elsewhere in this annual report and “Item 4. Information on the Company—Selected Statistical Information.” Certain amounts (including percentage amounts) that appear in this annual report may not total due to rounding.

Unless otherwise indicated, the financial information included in this annual report with respect to 2019, 2020 and 2021 has been derived from financial statements that have been prepared in accordance with IFRS as issued by the IASB. See Note 2(a) to our audited consolidated financial statements as of and for the year ended December 31, 2021 appearing elsewhere in this annual report. IFRS differs in certain significant respects from Chilean GAAP. As a result, our financial information presented under IFRS is not directly comparable to any of our financial information presented under Chilean GAAP. Accordingly, readers should avoid such comparison.

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

Chilean Economy

After a period of sustained GDP growth from 2010 to 2013, as illustrated by an average annual growth rate of 5.3%, Chilean economic growth decelerated between 2014 and 2017 by increasing below the long-term trend at an average annual growth rate of only 1.8%, driven by a persistent downward trend in fixed capital formation and uncertainty that lowered business sentiment and consumer confidence due to the weakened external environment and several reforms announced by the Chilean Government during that period.

In 2018, GDP seemed to have a recovery by growing 4.0% as compared to 2017, primarily due to improved confidence indices, the better economic performance of some key trade partners, and a strong recovery in private investment, which increased by 6.5% as compared to 2017, leading to favorable impact on the demand for commercial loans from corporations. The recovery of copper prices was a key driver of these positive figures, boosting machinery and equipment investment in the mining sector.

In 2019, the GDP expanded by only 0.8%, mainly due to the social unrest in Chile that occurred in October 2019. Prior to those events, although the Chilean economy was growing below its potential, the figures reported in the third quarter reflected an important recovery in comparison with the first two quarters. However, protests and demonstrations that followed the social turmoil resulted in a GDP contraction of 2.4% during the fourth quarter of 2019 on an annual basis, due to severe damage to private and public infrastructure, stagnation of certain economic sectors, such as commerce and entertainment, and deteriorated consumer confidence indices. These factors also affected household consumption which increased by 0.7% in 2019 in comparison with the 3.8% increase in 2018. In addition, fixed capital formation rose 4.7% as compared to 6.5% growth in 2018, mainly fostered by projects that were in pipeline.

Undoubtedly, 2020 was very challenging year in terms of economic growth. The effects of COVID-19 on the world economy were worse than expected. According to the IMF, GDP in developed markets decreased 4.5% in 2020, while the world economy contracted by 3.1% on an annual basis. Emerging markets were less impacted by the pandemic, although their economic output decreased 2.0% in 2020. For many countries, the impact of COVID-19 on its economic growth was aligned with and dependent on the effectiveness of measures taken by its authorities aimed at controlling the pandemic, including the duration of lockdowns, mobility restrictions and fiscal support packages, among others. Amid this global downturn, the Chilean economy was also severely affected by the evolution and spread of COVID-19, which led health authorities to establish total or partial lockdowns in many districts and entire cities. Thus, during the second quarter 2020, most of the economic activities that are highly dependent on social interaction, including services, retail, construction, nonessential manufacturing, restaurants, tourism and entertainment, were dramatically affected, translating into significant pressure on the labor market and investment projects. Overall, the local Chilean economy contracted 6.0% in 2020, as a consequence of a sharp decrease of 9.3% in investment (particularly investment in infrastructure, machinery and equipment) and an 8.0% decline in household spending. Despite these negative trends, these figures were better than originally expected due to the unprecedented fiscal and monetary packages as a result of diverse initiatives proposed by the Chilean Government, including: (i) direct money transfers to individuals as a way to mitigate the decrease in monthly income, (ii) a lending facility program implemented by the Central Bank to provide liquidity to local banks pursuing to preserve lending to individuals and SMEs while promoting the rescheduling of overdue installments of past-due loans, and (iii) the choice for companies to adopt a furlough scheme with workers financed through the unemployment insurance fund. These fiscal and monetary actions were supplemented by the effect of two consecutive pension fund withdrawals by individuals, as approved by the Chilean Congress during 2020 in order to face the economic aftermath of the pandemic. Furthermore, the annual contraction in investment and household consumption was partially offset by a trade balance that turned from negative in 2019 to positive in 2020 as a result of imports decreasing 12.7% while exports decreased only 1.1%. The latter was supported by an unexpected rally in copper price (Chile’s main export product), resulting from the rebound of the Chinese economy after the peak of the COVID-19 pandemic, and the pandemic-related supply/production restrictions, which together more than offset the decrease in exports associated with other products as a result of the pandemic.

In 2021, the Chilean economy showed a strong recovery, given both the low comparison base posed by 2020 and, more importantly, real economic growth, particularly driven by an increase in private consumption. According to figures reported by the Central Bank, GDP increased 11.7% in 2021 on an annual basis, which was primarily due to household spending increasing 20.3% as compared to 2020, principally as a result of extraordinary support measures for individuals adopted by both the Chilean Government, in the form of direct money transfers, and the Chilean Congress, which approved a total of three withdrawals from pension funds, two in 2020 and a third one in 2021, all of which had a significant impact on liquidity and disposable income of individuals. According to the Chilean Superintendency of Pensions, as of December 31, 2021, the Chilean Pension Funds managers had paid a total amount of U.S.$47,444 million to pension fund participants. The higher liquidity among individuals had a direct impact on the purchasing power of individuals. Also, throughout 2021, the long-lasting mobility restrictions were gradually lifted as a significant part of the population became fully vaccinated and the contagion rates decreased steadily, reactivating diverse industries, particularly those associated with retail, mass consumption and services. As for investment expenditures (gross capital formation, namely, investment in infrastructure, machinery and equipment), overall capital expenditures also improved as depicted by a 17.6% growth in gross fixed capital formation. Similarly, government spending increased 10.3% in 2021 when compared to 2020, which was primarily fostered by increasing social demands from the Chilean population and efforts deployed by the administration to deal with the effects of the COVID-19 pandemic on the many economic sectors and for companies ranging from SMEs to large companies, as well as individuals that witnessed a sudden reduction on their monthly income. On the other hand, given the dynamics that boosted household consumption and investment, constrained inventories led the Chilean balance of trade (defined as exports minus imports) to record a deficit in 2021. Based on these trends, in 2021, the Chilean economy surpassed its pre-pandemic GDP level.

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

In 2017, due to weak economic growth and the impact on the exchange rate of the 8.2% appreciation of the Chilean peso against the U.S. dollar, the CPI recorded a slight increase of 2.3% year over year on both durable and non-durable goods, which is below the midpoint of the Central Bank’s long-term target inflation rate. In 2018, CPI rose 2.6%, partly as a result of the steep decline in oil prices and slower economic growth during the fourth quarter, which was partially offset by a sharp depreciation of the Chilean Peso against the U.S. dollar of 12.7% during the year. During 2019, inflation remained within the Central Bank’s target range, from 2.0% to 4.0%, increasing by 3.0% as measured by the CPI. Although inflation was in the range of 2.0% to 3.0% most of the year, the social unrest in Chile during the fourth quarter of 2019 produced certain inflationary pressures as some economic sectors experienced a constraint in their productive capacity. The depreciation of 8.4% of the Chilean peso against the U.S. dollar also contributed to the increase in inflation by affecting the prices of non-durable goods and fuel. In 2020, in spite of the significant impact of the COVID-19 pandemic on household spending and unemployment rates as a result of the lockdowns determined by Chilean health authorities, CPI recorded a 12-month increase of 3.0%, which was equivalent to the target defined by the Central Bank for long-term inflation. The deflationary pressures triggered by the COVID-19 pandemic coupled with an appreciation of the Chilean peso by the end of the year, all of which was more than offset by the temporary shortfall of certain products during the peak of the COVID-19 pandemic, as many economic sectors were restricted or suspended. In 2021, CPI increased 7.2% as a result of diverse inflationary pressures coming from both the local and external fronts. From the local perspective, a high demand for durable and non-durable goods was triggered due to excess of liquidity present in the whole economy as a consequence of the effect of the three pension fund withdrawals approved by the government plus one withdrawal from life annuities (rentas vitalicias) from life insurance companies, that injected a U.S.$47,444 million and U.S.$1,100 billion to the local economy. This excess of liquidity meant a significant improvement in individuals’ disposable income, which translated into higher than expected consumption that was not met by aggregate supply. Likewise, in 2021, the Chilean peso recorded an annual depreciation of 19.8% against the U.S. dollar, mainly attributable to the uncertainty caused by local economic events in the capital market, such as the aforesaid pension fund withdrawals, and political uncertainty associated with the presidential elections held in November and December 2021, all of contributed to significant spikes in the prices of imported goods. From the external perspective, the sharp increase in the price of oil and also the constraints experienced in the global supply chain contributed to an increase in overall prices in the economy. As of March 31, 2022, the CPI index has accumulated a year-to-date increase of 3.4% as pressures from the demand side have remained in the local economy.

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

UF Denominated Assets and Liabilities. The UF is revalued in monthly cycles. On each day in the period beginning the tenth day of the current month through the ninth day of the next month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect each day a pro rata amount of the prior calendar month’s change in the CPI as published by the Chilean National Statistics Institute. One UF was equal to Ch$29,070.33 as of December 31, 2020 and Ch$30,991.74 as of December 31, 2021. The effect of any changes in the nominal peso value of our UF denominated assets and liabilities are reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest revenue and expense. Our net interest income will be positively affected by inflation (and negatively affected by deflation) to the extent that our average UF denominated assets exceed our average UF denominated liabilities, while our net interest income will be negatively affected by inflation (and positively affected by deflation) when average UF denominated liabilities exceed our average UF denominated assets. Our average UF denominated assets exceeded our average UF denominated liabilities by Ch$7,368,318 million (U.S.$10,350.21 million) as of December 31, 2020 and Ch$8,323,985 million (U.S.$ 9,762.72 million) as of December 31, 2021. These figures exclude positions in derivatives. See “Item 4. Information on the Company—Selected Statistical Information.”

Peso-Denominated Assets and Liabilities. Interest rates in Chile tend to reflect the prevailing inflation rate and expectations regarding future inflation. The sensitivity of our peso denominated interest earning assets and interest bearing liabilities to the inflation rate may vary. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Overview Interest Rates.” We maintain a substantial amount of non-interest bearing, peso denominated current accounts and other demand deposits. The ratio of such deposits to average interest bearing peso denominated liabilities was 135% during the year ended December 31, 2020 and 223% during the year ended December 31, 2021. Since a large part of such deposits are not indexed to inflation, even a slight decline in the rate of inflation may adversely affect our net interest margin on assets funded with such deposits and even a slight increase in the rate of inflation may increase the net interest margin on such assets. See “Item 4. Information on the Company—Selected Statistical Information—Interest Earning Assets and Net Interest Margin.”

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

Beginning in 2017, the Central Bank cut the reference rate by 25 basis points four times (in January, March, April and May) from the 3.5% level at which it had ended the previous year, to anchor inflation expectations within the Central Bank’s long-term target range and stimulate sluggish economic demand. Against such economic background and in line with Central Bank’s authority over macroeconomic balances, the monetary policy interest rate stood unchanged at 2.50% during 2017 and remained at the same level until October 2018, when the Central Bank began to withdraw the monetary stimulus on the grounds of reduced output gaps, which in its view could translate into inflationary pressures. As a result, the reference interest rate increased to 2.75% to anchor inflation expectations to the mid-term target range. The Central Bank maintained its view regarding inflation and expectation on economic growth, which translated into an additional 25 basis points hike in the monetary policy interest rate, reaching 3.00% in January 2019. This interest rate level remained until mid-year, when the Central Bank surprised the market by cutting the reference rate 50 basis points to 2.50% in June 2019, given an upward revision in the GDP potential growth and economic slack, both resulting in low inflationary pressures. At that point, inflation had remained in the lower boundary of the Central Banks’s target range (2.00%-4.00%). These trends persisted until the third quarter of 2019, which led the Central Bank to apply consecutive interest rate reductions of 50 basis points in September 2019 and 25 basis points in October 2019. Given the economic slowdown produced by the social turmoil that took place in Chile in October 2019, the Central Bank decided to maintain the monetary stimulus, in light of the tempered impact that social crisis had on inflation and the intervention it carried out in the local foreign exchange market in order to halt the depreciation of the Chilean peso. Consequently, the monetary policy interest rate stood at 1.75% as of December 31, 2019. The Central Bank’s view on the Chilean economy remained the same during the first two months of 2020. However, in a specially convened meeting, the Central Bank later decided to cut the monetary policy rate by 75 basis points to 1.00% on March 16, 2020, as both local and international economic activity was being negatively affected by the effects of the COVID-19 pandemic. Following the developments associated with COVID-19 and the expected effects on the local economy, the Central Bank applied a further cut of 50 basis points to the reference rate on March 31, 2020. By December 31, 2020, the reference interest rate continued to be 0.5% as a result of not only the Central Bank’s commitment to ensure liquidity in the local economy by providing low-cost funding to local banks in order to promote lending and household consumption, but also due to continued inflation within the Central Bank’s target range throughout the entire year. The monetary policy interest rate remained at the level of 0.5% during the first half of 2021 as well. However, in July 2021 the Chilean Central Bank implemented a 25 basis point increase, which was followed by a 0.75% increase in August 2021 and further increases of 1.25% in October 2021 and December 2021, taking the monetary policy interest rate to 4.00% by the end of 2021, in order to control the inflationary pressures that arose in the local economy as described earlier. In 2022, the Central Bank took the monetary policy interest rate to 5.50% in January while stating that additional hikes could be applied as long as inflation persists above the target range. As such, most recently, in March 2022, the monetary policy interest rate was increased by 150 basis points, ending the month at 7.0%. Accordingly, as of March 31, 2022, the monetary policy interest rate remains at 7.00%.

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

According to information published by the Central Bank, the average annual short term nominal interest rate, based on the rate paid by Chilean financial institutions for 90 to 360 days Chilean peso denominated deposits, was 2.72% in 2019, 0.86% in 2020 and 1.71% in 2021, following the trend seen in the monetary policy interest rate. For the same reason, the average interest rate paid by Chilean financial institutions for 90 to 360 days Chilean peso denominated deposits in the three-month period ended on March 31, 2022 was 6.59%.

The average annual long term nominal interest rate, based on the interest rate of the five year Chilean peso denominated bonds in the secondary market, issued by both the Central Bank and the Chilean Government, was 3.31% in 2019, 1.93% in 2020 and 3.51% in 2021. Local long-term interest rates recorded a sharp and persistent increase in 2021, mainly attributable to the effect of: (i) pension fund withdrawals on the pricing of fixed-income securities, as pension funds managers had to liquidate significant portfolios of fixed-income positions to deal with the payment process to the account holders, (ii) expectations of higher inflation in the near future, and (iii) the presidential election held in December 2021 that determined the administration that took office on March 11, 2022 and the potential consequences its results may have on the prevailing economic system. Based on this, the interest rate of five-year Chilean peso denominated bonds, issued by both the Central Bank and the Chilean Government, increased from 1.58% in December 2020 to 5.59% in December 2021 and to 6.76% in March 2022. In the three-month period ended on March 31, 2022, the interest rate for the same Central Bank and Chilean Government bonds averaged 6.20%.

Chilean Stock Market

During 2021, the S&P/CLX IPSA, a selective price index of shares composed of between 25 and 30 of the most traded Chilean stocks, was influenced by diverse and opposing factors. From the positive point of view, the Chilean stock market reflected the dynamism experienced by the Chilean economy that significantly recovered from the GDP contraction seen in 2020. Likewise, the gradual lift of almost all mobility restrictions fostered the reactivation of many economic sectors and industries highly dependent on social interaction, all of which resulted in improved valuations on equity instruments. On the contrary, the local stock market was impacted by high volatility produced by the potential future effect of specific events on capital markets, including the pension fund withdrawals approved by the Chilean Congress in 2021, which impacted the long-term savings rate of the economy and then future . The equity market was also affected by the uncertainty surrounding the result of the presidential election in December 2021 and expectations on how the new administration could modify essential pillars of the prevailing economic model. Altogether, the S&P/CLX IPSA posted a moderate annual increase. As of December 30, 2021 (last trading date), the S&P/CLX IPSA reached a level of 4,308.38 points, which represented an increase of 3.1% as compared to the 4,177.22 points recorded as of December 30, 2020 (last trading date), according to data provided by Bloomberg. During the first quarter of 2022, the S&P/CLX IPSA has shown an important recovery on the whole by advancing 14.6% year-to-date by reaching 4,936.97 points on March 31, 2022. The upward trend has been the consequence of an improved economic landscape resulting from the success of the vaccination process and the return to normal activity in many industries, particularly those depending on social interaction. These drivers had a direct positive effect on results of main companies that compose the S&P/CLX IPSA index, which has enhanced the outlook on stock valuations. Regardless of this recent improved performance, the first quarter of 2022 has also been marked by high volatility, primarily associated with both the expectations on the outcome of the Constitutional Convention that is drafting a new constitution and, more recently, the armed conflict in eastern Europe that jeopardizes the economic growth of key European developed economies and Chile’s trade partners.

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

Impacts of COVID-19 in 2021

The outbreak of COVID-19 was first reported on December 31, 2019 in Wuhan, Hubei Province, China. From Wuhan, the disease spread rapidly to other parts of China, as well as other countries, including Chile and the United States, growing into a global pandemic, as declared by the World Health Organization. Since the outbreak began, countries have responded by taking various measures including imposing mass quarantines, shelter-in-place orders, and medical screenings, restricting or banning travel, limiting public gatherings, closing businesses and schools and suspending certain other economic activities. Although multiple COVID-19 vaccines have received regulatory approval and currently are being distributed to the population, many people remain unvaccinated. Additionally, variant strains of the COVID-19 virus have appeared, further complicating efforts of the medical community and governmental authorities in response to the pandemic, including the effectiveness of the mass vaccination efforts. Moreover, although in various countries some of the activity restrictions have been relaxed with progressive success, in some geographies, the number of individuals diagnosed with COVID-19 has again began to increase, causing certain governments to reverse or reinstitute activity restrictions. In addition, concerns related to COVID-19 lowered equity market valuations, decreased liquidity in fixed income markets and created significant volatility and disruption in global financial markets, particularly in the early months of the pandemic, resulting in the fall of stock prices (including the price of our stock). Also, there continue to be concerns related to the effects of the COVID-19 pandemic on international trade, travel, employee productivity, employee illness, increased unemployment levels, securities markets, and other economic activities that may continue to have an adverse effect on financial markets and economic activity, particularly for companies in the financial sector. Please refer to “Item 3. Key Information—Risks Relating to our ADSs—COVID-19 or any other pandemic disease and health events will affect both the global and the Chilean economy, our business or results of operations and could affect our financial condition” for a discussion of the ways COVID-19 may impact our business and the Chilean economy.

In terms of the direct effect on our results of operations and financial condition in 2021, our performance continued to reflect the dynamics experienced by the local economy and the local banking system, as a consequence of GDP expansion caused by the boosting household spending, mobility restrictions that began to be lifted as a result of improved sanitary conditions and unseen levels of liquidity among individuals. Therefore, the main drivers supporting our performance in 2021 were as follows:

●	Our loan portfolio began to gradually recover in 2021, in line with the improvements in the public health context, such as the end of total lockdowns and the reopening of diverse economic activities, particularly those involving social interaction. Nonetheless, most of the loan growth continued to be driven by low margin lending products, such as residential mortgage and commercial loans, while consumer loans started to display positive growth only beginning in the third quarter of 2021. Overall, our loan portfolio increased 10.8% on an annual basis. The expansion of our loan portfolio has been mainly supported by: (i) the 11.8% increase in commercial loans during 2021, which was caused by the combination of both the effect of the FOGAPE Reactiva program oriented to SMEs and also due to specific lending operations in the second half of the year in line with a moderate reactivation of investment expenditures postponed during the pandemic, (ii) a sustained upward trend in residential mortgage loans, which grew 10.2% in 2021, given the decoupling of this lending product from economic drivers due to a demand for housing that has remained strong, together with the effect of pension fund withdrawals on individuals’ disposable income that allowed them to finance the down payment for home purchasing and (iii) an annual growth of 7.6% in consumer loans in 2021, after the significant contraction experienced in 2020, reflecting a more dynamic demand for personal banking loans and easing offer conditions as economic activity rebounded.

●	From the funding perspective, as nominal interest rates, particularly for short-term products, remained at low levels throughout 2021, the contribution of our non-interest bearing demand deposits to our cost of funds continued to be negatively affected, since a scenario of low interest rates reduces the competitive advantage associated with holding demand deposit balances. Our average balances of demand deposits increased 32.3% in 2021 on an annual basis. The increase in demand deposits was mainly attributable to the excess of liquidity due to non-recurrent factors, such as direct money transfers from the Chilean Government and the approval of three pension fund withdrawals since 2020. This trend in demand deposits was coupled with mid-term financing provided by the Central Bank bearing the monetary policy interest rate (0.5%). In 2020, we raised Ch$3,110,600 million from the Central Bank and we made an additional request for Ch$1,238,800 million in 2021 bearing the same rate. Thus, we replaced time deposits held by wholesale counterparties with liabilities with the Central Bank and non-interest bearing deposits, which became our main source of funding. Also, we reactivated long-term bond placements only by the end of 2021, principally in foreign markets, by taking advantage of our credit rating. As a matter of fact, during the second half of 2021, we placed Ch$277,910 million (approximately U.S.$326 million) UF-denominated bonds within the local market with maturities ranging from six to nine years. Likewise, we issued Ch$684,671 million (approximately U.S.$803 million) of bonds in in the international capital markets with tenors ranging from five to ten years.

●	In terms of results, our net income was Ch$1,056,317 million, representing a 163.0% increase when compared to the Ch$401,630 million recorded in 2020. The main drivers of this change were improvements in both provisions for loan losses and net interest income. Provisions for loan losses recorded a sharp decrease of Ch$527,934 million or 96.5%, reflecting an overall improvement in the payment behavior of customers, particularly in the retail banking segment, as a result of the liquidity surplus observed in the Chilean economy. The lower risk expenses coupled with an increase of Ch$257,234 million or 19.5% in net interest income, which was primarily attributable to the positive effect of higher inflation to the contribution of our structural UF net asset exposure. However, this was, to some extent, offset by lower interest earned on our balance sheet due to interest rates remaining, for almost two years, at the lowest levels seen in the past decade, following the downturn caused by the COVID-19 pandemic, as well as lower income from consumer loans as this portfolio significantly decreased in 2020. These favorable results were supplemented by: (i) other income (loss) net increasing Ch$32,981 million in 2021, primarily due to the effect of higher depreciation of the Chilean peso and benefits from Counterparty Value Adjustment (“CVA”) for derivatives, (ii) a Ch$9,060 million increase in fee-based income, mainly attributable to higher fee income from transactional services, in light of an increasing volume of transactions in 2021, as mobility gradually returned to normal levels and higher fees from mutual funds management as investors began to move from fixed-income funds to equity funds, which allowed us to offset the effect of the recognition of most of the upfront fee received from our alliance with an international insurance company in 2020. All of these positive factors were, to some extent, offset by: (i) a Ch$172,746 million increase in income tax and (ii) a moderate increase of 0.8% in operating expenses on an annual basis, mainly attributable to the low comparison base in 2020, when mobility restrictions were in place and commercial activity was severely affected for that reason.

●	From the capital adequacy perspective, we continued to maintain a sound equity base in 2021, as reflected by a CET1 ratio that increased from 12.2% to 13.0% and a BIS ratio that increased from 16.0% to 17.3% between December 2020 and December 2021. It is worth noting that in December 2021 Basel III guidelines became effective for purposes of measuring capital and risk-weighted assets, although this change did not have a significant impact on our capital adequacy. Therefore, the improvement in our capital ratios, under Chilean GAAP, was mainly the result of a bolstered capital base, as a result of: (i) the retention of Ch$242,837 million from the net distributable income recorded in 2020, (ii) higher net income in 2021 as compared to 2020, by Ch$226,188 million (after deducting the amount set aside for dividends), and (iii) an improvement in cumulative other comprehensive income of Ch$27,323 million in 2021 as compared to the same period in 2020, which stemmed from the effect of increasing local long-term interest rates during 2021 on the fair value adjustment of both derivatives held for hedge accounting purposes and financial instruments measured at fair value through other comprehensive income. Likewise, we bolstered Tier 2 capital by increasing our balances of additional allowances. These positive effects were to some extent offset by an annual increase of 6.6% in risk-weighted assets, prompted by balance sheet growth that was focused on low risk assets, which decreased the risk-weighted asset density in 2021 when compared to 2020.

Likewise, as part of our commitment to our customers and Chile, in 2020 we implemented the National Support Plan (“Plan Nacional de Apoyo”) for Individuals and SME customers. This plan supported our customers by reducing their financial burden during a specific time period of three to six months by: (i) postponing monthly installments of both residential mortgage and consumer loans, (ii) giving our customers certain facilities to pay their monthly credit card bill, (iii) providing our SME customers with special financing in the form of credits, and (iv) keeping our firm commitment to our SME providers by settling their invoices before ten days. As of December 31, 2020, we had rescheduled Ch$562,073 million in installments of consumer, mortgage, commercial loans and credit card loans. Additionally, to continue aiding our customers we deployed the special support program for small, medium and large companies associated with the FOGAPE-COVID (government-guaranteed) loan program promoted by the Chilean Government, in order to assist these kinds of borrowers. During 2020, we granted Ch$1,888,856 million in these types of secured loans. In February 2021, the Chilean Government created a new support program named FOGAPE-Reactiva program, which was aimed at achieving a prompt economic recovery by promoting borrowing from banks to SMEs and middle market companies to finance working capital, investment projects and debt restructuring. As of December 31, 2021, we had granted Ch$1,234,501 million in loans related to this program while rescheduling mortgage installments for an amount of Ch$7,275 million to benefit some our customers that continued to be affected by the pandemic. Both the FOGAPE-Reactiva and our rescheduling program concluded in 2021. As of December 31, 2021 approximately an aggregate of 1.6% of the FOGAPE-COVID and FOGAPE-Reactiva loans and 7.2% of the rescheduled loans were in Stage–3 for purposes of determination of expected credit losses.

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

Critical Accounting Policies

We prepare our audited consolidated financial statements in accordance with IFRS as issued by the IASB. Note 2 of our audited consolidated financial statements as of and for the year ended December 31, 2021, which are included in this annual report, contains a summary of our significant accounting policies.

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

Allowances for Loan Losses

IFRS 9 establishes requirements for the classification and measurement of financial assets by introducing an approach based on both the business model used by the company or bank to manage financial assets and the characteristics of the assets’ contractual flows.

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

Based on the effects of the COVID-19 pandemic on the global and local economy, we reviewed and updated the main estimates and assumptions related to the ECL models for both the group-based and individually-evaluated portfolios, with the aim of aligning them with the characteristics of the prevailing economic scenario. The impact of these changes on the ECL models resulted in a release of allowances for loan losses of Ch$26,308 million before taxes. For more information, see Note 4, 11 and 25 to our audited consolidated financial statements as of and for the year ended December 31, 2021 appearing elsewhere in this annual report.

Also, for a further description of our policy regarding allowances for loan losses, see Note 2(i)(vii)(2) to our audited consolidated financial statements as of and for the year ended December 31, 2021 appearing elsewhere in this annual report.

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

In some cases, a single valuation technique will be appropriate, whereas in others multiple valuation techniques will be appropriate. The objective of a fair value measurement is to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions. A fair value measurement requires an entity to determine all of the following:

●	the particular asset or liability that is the subject of the measurement (consistently with its unit of account).

●	the principal (or most advantageous) market for the asset or liability.

●	the valuation technique(s) appropriate for the measurement, considering the availability of data with which to develop inputs that represent the assumptions that market participants would use when pricing the asset or liability and the level of the fair value hierarchy within which the inputs are categorized. For more information regarding the accounting principles associated with the valuation of financial assets and liabilities, see Note 2(h) to our audited consolidated financial statements as of and for the year ended December 31, 2021 appearing elsewhere in this annual report. Also, for a further description of our internal fair value classification, see Note 41 to our audited consolidated financial statements as of and for the year ended December 31, 2021 appearing elsewhere in this annual report.

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

Modification of Financial Assets

Pursuant to our internal procedures, the accounting of modifications to financial assets depends on whether modifications were carried out for customers who had a deteriorated financial condition or due to commercial reasons, as follows:

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

As part of the commercial measures adopted by us as a consequence of the COVID-19 pandemic, we proactively offered to our customers the possibility of applying for special plans of financial aid in light of the effects of the COVID-19 pandemic. This plan included holiday periods, rescheduling of three to six installments and changes to the interest rate of postponed installments. Specific behavior credit requisites were considered in order to allow customers to apply, such as commercial relationship and good payment behavior before the COVID-19 pandemic.

The accounting treatment of these loan modifications had a no material effect on our results or financial condition neither for the year ended December 31, 2020 nor the year ended December 31, 2021.

Amendments to Financial Reporting Standards in 2021

The accounting policies followed in 2021 are consistent with those prevailing in the previous financial year. The following amendments, corresponding to IFRS enhancements, did not have any impact on our accounting policies, financial position or results of operations.

●	Amendments to complement the changes issued during 2019 on the effects on the financial statements when a company replaces the former interest rate benchmark with an alternative benchmark rate, all in the context of the LIBOR transition, affecting: (i) “IFRS 9 Financial Instruments”, (ii) “IFRS 7 Financial Instruments: Disclosures”, (iii) “IAS 39 Financial Instruments: Recognition and Measurement”, (iv) “IFRS 4 Insurance Contracts”, and (v) “IFRS 16 Leases”, related to Interest Rate Benchmark Reform.

Results of Operations for the Years Ended December 31, 2019, 2020 and 2021

The consolidated financial information presented in this section for the years ended December 31, 2019,  2020 and 2021 has been audited and prepared in accordance with IFRS. In addition, to the extent that it is available and because we believe it is useful in analyzing our results, we have included information classified by the business segments that we use for internal reporting purposes. As mentioned earlier, information about our business segments is reported under our internal reporting policies, which differ in significant respects from IFRS.

Net Income

The following table sets forth the principal components of our net income, as detailed in our audited consolidated financial statements for the years ended December 31, 2019, 2020 and 2021:

	For the Year Ended December 31,						% Increase (Decrease)
	2019		2020		2021		2019/2020	2020/2021
	(in millions of Ch$, except percentages)
IFRS:
Net interest income	Ch$	1,371,278	Ch$	1,316,788	Ch$	1,574,022	(4.0)%	19.5%
Net fees and commissions income		457,302		445,968		455,028	(2.5)	2.0
Other income (loss), net		176,638		172,054		205,035	(2.6)	19.2
Provisions for expected credit losses		(331,601)		(547,106)		(19,172)	65.0	(96.5)
Operating expenses		(902,250)		(877,752)		(884,420)	(2.7)	0.8
Income attributable to associates		6,039		(5,099)		1,793	—	—
Income before income taxes		777,406		504,853		1,332,286	(35.1)	163.9
Income taxes		(173,661)		(103,223)		(275,969)	(40.6)	167.4
Net income	Ch$	603,745	Ch$	401,630	Ch$	1,056,317	(33.5)%	163.0%

2020 and 2021. For the year ended December 31, 2021, our net income increased Ch$654,687, or 163.0%, from Ch$401,630 million in 2020 to the Ch$1,056,317 million recorded in 2021. This increase in net income was primarily attributable to the combined effect of lower provisions for expected credit losses and higher inflation as further discussed below. For information on the impacts of the COVID-19 pandemic on our results of operations for the year ended December 31, 2020 please see: “Item 5. Operating and Financial Review and Prospects—Operating Results—Overview—Impacts of COVID-19 in 2021” in this annual report. In summary, the annual increase in net income was mainly supported by:

●	An annual decrease of 96.5%, or Ch$527,934 million, in provisions for loan losses, from Ch$547,106 million in 2020 to Ch$19,172 million in 2021. This decline was primarily a result of improved economic dynamics given the significant decrease or removal of mobility restrictions in 2021 when compared to 2020, which benefited the financial condition of credit risk profiles of companies and individuals as economic activity began to return to near normal levels. Similarly, the excess of liquidity in the economy produced by pension fund withdrawals and the fiscal aid package improved the payment capacity of personal banking customers significantly as reflected by lower delinquency ratios. These factors had a positive effect on our forward-looking provisioning models that, in conjunction with updated models for both individually-evaluated and group-based evaluated portfolio resulted in an allowance release of approximately Ch$188,324 million in 2021 that compares to allowances for expected credit losses of Ch$210,205 million established in 2020 in the context of the COVID-19 pandemic. Lower charge-offs and increased recoveries within the same period also contributed, to a lesser extent, to this result.

●	An increase of 19.5%, or Ch$257,234 million, in net interest income on an annual basis, from Ch$1,316,788 million in 2020 to Ch$1,574,022 million in 2021. This increase was primarily due to the impact of higher inflation during this year on our UF-denominated net asset exposure, as a result of an annual UF variation of 6.61% as of December 31, 2021, when compared to 2.69% as of December 31, 2020, which led to nearly Ch$310,775 million of the increase in net interest income. To a lesser extent, the contribution of demand deposits to our funding cost increased Ch$5,772 million in 2021 when compared to 2020 given the upward trend adopted by short-term and long-term interest rates, particularly during the second half of 2021, as a consequence of higher uncertainty, expectations on higher inflation, and the withdrawal of the monetary stimulus by the Central Bank that had led the reference rate to increase from 0.5% to 4.0% between July 2021 and December 2021. These effects were partially offset by: (i) lower income from loans (net of cost of funds) by approximately Ch$29,000 million in 2021 when compared to 2020, mainly due to a change in the mix toward products with lower lending spreads such as residential mortgage loans and commercial loans granted to SMEs and middle market companies in the context of the government guaranteed program, as well as consumer loans bearing higher lending spreads that only started to reactivate by the end of 2021, (ii) lower results from the carry (net of funding cost) of fixed-income securities measured at fair value through OCI and held-to-maturity by approximately Ch$15,460 million given the aforementioned trends in interest rates, and (iii) an annual decrease of approximately Ch$ 8,100 million from the management of interest rates mismatches and term gaps (asset and liability management).

●	An increase of 19.2%, or Ch$32,981 million, in net other income (loss) in 2021 when compared to 2020, mostly due to higher income from derivatives, which benefited from both the positive impact of the sharp 19.8% depreciation of the Chilean peso against the U.S. dollar in 2021 as compared to the appreciation of 5.3% observed for the Chilean peso against the U.S. dollar in 2020 and increased net asset average exposure to exchange rate through trading derivatives in 2021. To a lesser extent, CVA adjustments for derivatives also positively contributed to these results, when compared to 2020. The increase in net other income (loss) was to some extent offset by a net decrease in income from foreign exchange transactions associated with on-balance liability positions in foreign currency, mostly due to the sharp increase in foreign exchange rates as of December 31, 2021 as compared to 2020, which coupled with lower results from marking-to-market on fixed-income portfolios as a result of higher interest rates on both securities held for trading and securities measured at fair value through other comprehensive income.

●	An annual increase in fees and commissions of approximately Ch$9,060 million, or 2.0%, from Ch$445,968 million in 2020 to Ch$455,028 million in 2021. This annual increase was mostly explained by: (i) higher fees from mutual funds management due to increased assets under management and portfolio rebalancing towards equity funds bearing higher fees, and (ii) the effect that greater mobility and social interaction had on transactional services, explained by a subdued commercial activity in 2020 attributable to the COVID-19 pandemic. The magnitude of this increase was partially decreased due to the extraordinary upfront fee received by our insurance brokerage coming from our long-term partnership with an international insurance company in 2020, which increased the basis for comparison for 2021.

●	An annual increase of Ch$6,892 million in income attributable to associates, from a net loss of Ch$5,099 million in 2020 to a net gain of Ch$1,793 million in 2021. This effect was mostly explained by: (i) a low comparison base in 2020 given impairments recognized in December 2020 in Nexus S.A., the company that provides us with credit card processing services, and (ii) higher income in 2021 from Transbank, the company that manages the payment operation of credit and debit cards for most of the local banks, due to the adjustment in client fees charged by Transbank in September 2021, as authorized by the Chilean Antitrust Court (Tribunal de Defensa de la Libre Competencia) to reflect alignment with operating costs. This decision came after fees were frozen by this court in 2020, which resulted in economic losses for Transbank for 2020 and most of 2021.

These factors were partly offset by: (i) an annual increase of Ch$173,402 million in income tax, from Ch$103,223 million in 2020 to Ch$275,969 million in 2021, mostly explained by income before income taxes increasing 163.9% in 2021 when compared to 2020, and (ii) operating expenses increasing Ch$6,668 million on an annual basis, highly associated with an annual increase in IT expenses due to the implementation of both our digital transformation strategy and efficiency initiatives and higher marketing expenses in order to reinforce our brand value while supporting diverse social initiatives. These effects were partly offset by an annual decrease in personnel expenses due to decreased severance payments and decreased benefit expenses given organizational changes made during the year.

2019 and 2020. For the year ended December 31, 2020, our net income amounted to Ch$401,630 million, which denoted a decrease of 33.5% or Ch$202,115 million when compared to the Ch$603,745 million recorded in 2019. This trend in net income was primarily attributable to the effects of the COVID-19 pandemic on economic activity and business dynamics, as described in “Item 5. Operating and Financial Review and Prospects—Operating Results—Overview—Impacts of COVID-19 in 2020” in our annual report on Form 20-F for the year ended December 31, 2020 filed with the SEC on April 30, 2021. In summary, the annual decrease in net income was mainly related to:

●	An annual increase of 65.0% (or Ch$215,505 million) in provisions for loan losses. This trend reflects the effects of COVID-19 on economic activity and negative expectations regarding customers’ credit behavior in a context of higher unemployment and reduced monthly income in the case of individuals, as well as a deterioration on the financial condition of companies. Throughout the year, the effects were changing, consistent with the evolution of the COVID-19 pandemic and how the mobility restrictions were changing in terms of severity. Accordingly, the first three quarters were the most intensive in terms of loan loss provisions, given the impact of lockdowns on customers’ payment behavior. Instead, in the fourth quarter of 2021, monetary and fiscal aid packages, along with the effect of partial withdrawals from pension funds for individuals, alleviated the financial constraints of both individuals and companies, translating into a moderation of non-performing loans and improved, though still weak, payment capacity. Based on these trends, we reviewed our Expected Credit Losses (ECL) models by adjusting models for estimating and forecasting both Probabilities of Default and Loss Given Default in order to recognize the uncertainties regarding the economic outlook as a result of the COVID-19 pandemic with a forward-looking approach. The impact of these adjustments in ECL models resulted in higher provisions for loan losses of Ch$151,652 million before taxes. For more information, see Note 4 to our audited consolidated financial statements as of and for the year ended December 31, 2020 appearing elsewhere in this annual report. To a lesser extent, loan growth contributed to a moderate increase in provisions for loan losses. These factors were to some degree offset by an appreciation of 5.3% of the Chilean peso against the U.S. dollar in 2020, as compared to a depreciation of 8.4% in 2019, which contributed to a decrease in provisions for loans losses related to loans denominated in U.S. dollars.

●	An annual decrease of approximately 4.0% (or Ch$54,490 million) in net interest income, from the Ch$1,371,278 recorded in 2019 to Ch$1,316,788 million in 2020. There were two main reasons behind this decrease. First, the effects of COVID-19 on economic activity, particularly in household consumption and investment, produced a sharp decrease of approximately Ch$34,730 million in income from loans (net of funding). This decrease was primarily the result of a 6.0% reduction in average balances of our most profitable lending product, consumer loans, during 2020, due to both a weakened demand for loans and also more restrictive conditions in lending amid a more complex scenario in terms of credit risk, and loan growth concentrated in low-margin products, such as SMEs loans as part of the government-guaranteed (FOGAPE) loan program and loans to large companies and corporations, all of which carried lower lending spreads. Second, there was a significant decline in the contribution from demand deposits to our funding cost by approximately Ch$50,100 million, caused primarily by the sharp decrease in local and foreign interest rates as a consequence of monetary actions carried out by central banks across the globe in order to face the downturn produced by the COVID-19 pandemic. These effects were partly counterbalanced by higher contribution of nearly Ch$9,630 million from our UF structural position, in terms of both higher exposure and also lower nominal interest rates funding part of this net asset position.

●	An annual decrease in net fees and commissions of 2.5% (or Ch$11,334 million) in 2020, as compared to 2019. This decline was primarily caused by: (i) the impact of lockdowns and mobility restrictions set as a result of the pandemic, on household spending and, therefore, on transactionality at an industry level, which negatively affected income related to checking accounts, ATMs and credit cards, and (ii) the impact of increased market volatility and uncertainty that led investors to prefer liquidity and low risk investments over profitability, which had a negative effect on fees from mutual funds management. These factors were partly counterbalanced by higher fee income from insurance brokerage, primarily supported by the income from the alliance materialized in 2019 with an international insurance company for the distribution of life and non-life insurance products, which in turn enabled us to more than offset the decline in written policies sales, given a lower demand for insurance products as a consequence of lower disposable income among individuals due to the economic plunge they faced as a result of the COVID-19 pandemic.

These factors were partly offset by: (i) lower income tax, by Ch$70,438 million, as a result of a decline of Ch$272,553 million in income before income tax, (ii) effective cost control protocols that we have been designing and implementing over the last two years, enabling us to reduce operating expenses by Ch$24,498 million in 2020 when compared to 2019, and (iii) other income (loss) net increasing 2.6%, or Ch$4,584 million, which was mainly explained by higher results from our Treasury business, which recorded an annual increase of approximately Ch$48,000 million in revenues as a result of the positive effect of decreasing interest rates in the fixed-income portfolio and lower CVA adjustments to derivative positions, which were to some extent offset by a decrease of Ch$22,400 million related to the net asset position in foreign currency that hedges our exposure to US-denominated allowances (credit and fee expenses) and lower net financial income recorded by our securities brokerage subsidiary by Ch$10,660 million, mainly due to the solid performance posted by such subsidiary in 2019.

Net Interest Income

The tables included under the headings “—Interest Revenue” and “—Interest Expense” set forth information regarding our consolidated interest revenue and expenses, average interest earning assets and average interest bearing liabilities for the years ended December 31, 2019, 2020 and 2021. This information is derived from tables included elsewhere in this annual report under “Item 4. Information on the Company—Selected Statistical Information” and is qualified in its entirety by reference to such information.

	For the Year Ended December 31,						% Increase (Decrease)
	2019		2020		2021		2019/2020	2020/2021
	(in millions of Ch$, except percentages)%
IFRS:
Interest revenue	Ch$	2,113,548	Ch$	1,876,795	Ch$	2,388,470	(11.2)%	27.3%
Interest expense		(742,270)		(560,007)		(814,448)	(24.6)	45.4
Net interest income	Ch$	1,371,278	Ch$	1,316,788	Ch$	1,574,022	(4.0)%	19.5%
Net interest margin(1)(2)		4.25%		3.54%		3.89%

(1)	Net interest income divided by average interest-earning assets. The average balances for interest-earning assets, including interest readjustments, were calculated on a daily basis for the Bank’s balances and on a monthly basis for our subsidiaries’ balances.
(2)	Net interest margin includes the interest earned on trading securities, which is accounted for under Other Income (Loss) Net. Similarly, it includes average balances of trading securities.

2020 and 2021. For the year ended December 31, 2021 our net interest income was Ch$1,574,022 million which represents an annual increase of 19.5%, or Ch$257,234 million, as compared to the Ch$1,316,788 million recorded in 2020. The main drivers supporting the increase in net interest income were:

●	An annual increase of approximately Ch$310,775 million in the contribution of our UF-denominated net asset balance sheet exposure, including both on-balance and off-balance positions denominated in UF. This impact was the result of higher inflation (measured as UF variation) of 3.92%, from 2.69% in the year ended December 31, 2020 to 6.61% in the same period of 2021.

●	An annual decrease of Ch$40,628 million in interest paid on saving accounts and time deposits during 2021 when compared to 2020. This behavior was mostly the consequence of: (i) a lower average interest rate paid on saving accounts and demand deposits, explaining approximately Ch$25,038 million of such decrease, and (ii) an annual decrease of approximately 14.1% in average balances in 2021 when compared to 2020, associated with lower funding needs due to the 32.3% annual increase in non-interest bearing current accounts and demand deposits prompted by excess liquidity in the economy and low interest rates, which explained Ch$15,590 million of the decrease in interest expenses paid on time deposits.

●	An annual increase of Ch$11,988 million in interest earned on securities measured at fair value through OCI and on securities held-to-maturity fixed-income securities in 2021 when compared to 2020. This effect was mostly associated with an annual expansion of 30.8% in average balances (including the trading portfolio), which explained approximately Ch$20,040 million of the higher interest revenues. This effect was partially offset by lower average nominal and real interest rates carried by these instruments, explaining approximately Ch$8,052 million of the lower interest revenues, due to the low local interest rates for most of 2021 when compared to 2020 and the purchase of UF-denominated securities, which earn lower interest rates (excluding the effect of inflation).

●	An annual decrease in interest paid on debt instruments (including commercial paper) by Ch$9,355 million in 2021 as compared to 2020. This behavior was primarily driven by an annual contraction in the average nominal and real interest rate paid on long-term debt instruments, explaining Ch$7,912 million of the lower interest expenses. To a lesser extent, an overall decrease of 1.0% in average balances of debt issued (including commercial paper), due to the previously mentioned annual increase in non-interest bearing current account and demand deposits, resulted in a Ch$1,443 million decrease in interest expenses.

●	An annual decrease in interest paid on borrowings from financial institutions by Ch$4,448 million. This was mainly the consequence of the lower average nominal and real interest rates carried by these instruments given the impact of borrowings from the Central Bank in Chile associated with the Lending Facilities Conditional on Loan Growth (“FCIC” for its acronym in Spanish) that accrues a nominal interest rate of 0.5%, which prompted a decrease in the overall average interest paid on borrowings from financial institutions by approximately Ch$14,540 million, all things equal. This effect was to some extent offset by an increase of 37.2% in average balances, from Ch$2,200,874 million in 2020 to Ch$3,020,147 million in 2021, given additional borrowings from the Central Bank in 2021 (also raised from FCIC), which explained an annual increase of Ch$10,092 million in interest expenses due to higher balances, all things being otherwise equal.

●	An annual increase in interest revenues on loans and advances to banks of Ch$3,727 million. This was largely associated with a 53.8% annual increase in average balances, which was mostly concentrated in short-term low interest-earning assets aimed at complying with “technical reserve” requirements arising from high levels of demand deposits. For more information on technical reserves, please see “Item 4. Information on the Company—Regulation and Supervision—Reserve Requirements”.

These positive factors were partially offset by:

●	An annual decrease of Ch$113,635 million in interest revenues earned on loans to customers (excluding the effect of inflation), mainly influenced by: (i) lower interest earned on consumer loans, which decreased Ch$92,011 million in 2021 when compared to 2020 based on both lower average nominal interest rates and a decline of 5.3% in average balances due to lower demand for loans as a result of the excess of liquidity produced by the three pension fund withdrawals and government aid packages, and (ii) an annual decline of Ch$28,061 million in interest earned on commercial loans, particularly concentrated in commercial credits, due to lower average nominal and real interest rates (excluding inflation) associated with loan growth concentrated in the government-guaranteed loan program (FOGAPE and FOGAPE Reactiva) that carries low interest rates and in spite of a 7.5% increase in average balances. These effects were partly offset by slightly higher interest revenues on residential mortgage loans by Ch$6,419 million on an annual basis, driven by average loan balances increasing 6.9% in 2021.

On the whole, the effect of higher inflation on our net asset position in UF, which is accounted for as interest income, more than offset the lower average nominal and real rates (excluding inflation effect) earned and paid on assets and liabilities, respectively, which resulted in an increase in our net interest margin from 3.54% in 2020 to 3.89% in 2021.

2019 and 2020. For the year ended December 31, 2020 our net interest income was Ch$1,316,788 million, which represents an annual decrease of 4.0% or Ch$54,490 million as compared to the Ch$1,371,278 million recorded in 2019. The annual decrease in net interest income was primarily attributable to:

●	An annual decrease of Ch$209,300 million in interest revenues earned on loans to customers, which was mainly associated with the annual decline of 6.0% recorded by average balances of consumer loans and loan growth concentrated in low margin products, such as commercial loans (10.0%) and residential mortgage loans (7.7%). The decrease in consumer loans was highly influenced by the economic downturn produced by the COVID-19 pandemic, which significantly affected demand for loans by individuals and more restrictive credit granting conditions in the context of increased unemployment, higher credit risk and customers’ deteriorated payment capacity. Furthermore, we were impacted by the fact that growth in commercial loans was primarily related to loans granted to SMEs as part of the government-guaranteed loans program bearing low interest rates. In addition, given the expected impact of COVID-19 on the economy, the Central Bank adopted an even more dovish approach than previously taken by lowering interest rates from 1.75% in January 2020 to 0.5% in March 2020. Overall, the annual decrease in interest revenues earned on loans was mainly influenced by: (i) lower interest earned on consumer loans (installment loans, credit cards and credit lines) decreasing Ch$101,345 million in 2020, (ii) a decline of Ch$83,800 million in interest revenues earned on commercial loans, particularly concentrated in commercial credits, trade finance and overdraft loans, and (iii) lower interest revenues on residential mortgage loans by Ch$24,520 million in 2020 as compared to 2019, primarily due to lower long-term interest rates.

●	An annual decrease on interest earned on loans and advances to banks of Ch$16,660 million in 2020 when compared to 2019. The main reason behind this decrease was the sharp decline in nominal interest rates, as mentioned earlier, and an increase of 66.4% in average balances concentrated in short-term low interest-bearing loans.

●	An annual decrease of Ch$7,700 million in interest earned on available for sale securities in 2020 when compared to 2019. This decline was largely attributable to the sustained decreases in both local (nominal and real) and foreign interest rates, which has translated into a decline in the interest carried by these types of securities.

These negative factors were partially offset by:

●	An annual decrease of Ch$153,800 million in interests paid on time deposits during 2020 in comparison with 2019. This decline was the consequence of both: (i) the sharp decline in nominal interest rates to approximately 0.5% for tenors up to 730 days in 2020, from an average level of 2.5% in 2019, and (ii) a decrease of approximately 9.8% in average balances in 2020 as a consequence of both an important increase in average balances of demand deposits (32.6%) and the funding provided by the Central Bank to many local banks, at low cost with the purpose of mitigating the effects of the economic downturn caused by the COVID-19 pandemic.

●	An annual decrease of Ch$15,740 million in interests paid on borrowings from financial institutions. This lower cost of funding was mainly the consequence of: (i) lower interest rates in Chile and abroad following the efforts by Central Banks across the globe to mitigate the effects of the COVID-19 pandemic on their economies, and (ii) the effect of the specific funding provided by the Central Bank to local banks, including us, in order to promote liquidity and lending within the local economy with the aim of mitigating the effects of the crisis produced by mobility restrictions. As of December 31, 2020, we had borrowed approximately Ch$3,100,000 million from the Central Bank, bearing a nominal interest rate of 0.5%.

●	An annual increase of approximately Ch$9,630 million in the contribution from our UF-denominated net asset balance sheet exposure. Although UF variation was the same in 2019 and 2020 (2.7%), we benefited from an increase in our UF-denominated balance sheet exposure in 2020 as compared to 2019.

Based on these factors, but particularly as a consequence of the decrease in average interest rates earned on assets, given the increase in low margin interest earning assets related to short-term securities used in order to comply with reserve requirements associated with demand deposits, our net interest margin decreased from 4.25% in 2019 to 3.55% in 2020.

Interest Revenue

The following table sets forth information regarding our interest revenue and average interest earning assets for the years ended December 31, 2019, 2020 and 2021:

	For the Year Ended December 31,						% Increase (Decrease)
	2019		2020		2021		2019/2020	2020/2021
	(in millions of Ch$, except percentages)%
IFRS:
Interest revenue	Ch$	2,113,548	Ch$	1,876,795	Ch$	2,388,470	(11.2)%	27.3%
Average interest earning assets:
Commercial loans		15,746,316		17,323,680		18,624,803	10.0	7.5
Residential mortgage loans		8,561,445		9,220,426		9,855,993	7.7	6.9
Consumer loans		4,445,242		4,178,618		3,958,300	(6.0)	(5.3)
Total loans		28,753,003		30,722,724		32,439,096	6.9	5.6
Investment under resale agreements		81,901		51,467		71,515	(37.2)	39.0
Other Assets		378,112		507,564		231,070	34.2	(54.5)
Financial investments		2,830,009		4,424,050		5,787,657	56.3	30.8
Loans and advance to banks		1,186,841		1,974,545		3,037,383	66.4	53.8
Total	Ch$	33,229,866	Ch$	37,680,350	Ch$	41,566,721	13.4%	10.3%
Average rates earned on total interest earning assets(1)(2):
Average nominal rates		6.36%		4.98%		5.75%

(1)	See “Item 4. Information on the Company—Selected Statistical Information—Average Balance Sheets, Interest Earned on Interest Earning Assets and Interest Paid on Interest Bearing Liabilities.”

(2)	Average rates earned on interest earning assets do not include the interest earned on trading securities, which is accounted for under Other Income (Loss) Net. However, it does include average balances of trading securities.

2020 and 2021. For the year ended December 31, 2021, our interest revenue was Ch$2,388,470 million, representing a 27.3% increase when compared to the Ch$1,876,795 million recorded in 2020. The annual increase was primarily due to the effect of increased inflation, as reflected by an annual UF variation of 6.61% as of December 31, 2021, when compared to 2.69% as of December 31, 2020, which explained Ch$658,738 million of the higher interest revenues earned on inflation-indexed assets. The increase in inflation was associated with diverse drivers, including: (i) economic growth driven by higher household consumption in 2021, (ii) an increase in external prices due to the effects of the pandemic and disruptions in the international supply chain, (iii) the impact of higher than expected liquidity among individuals due to support programs and fiscal policies intended to assist them during the COVID-19 pandemic, including three pension fund withdrawals, (iv) a weaker currency given the sharp depreciation of the Chilean peso against the U.S. dollar as of December 31, 2021, and (v) lower unemployment, all of which translated into higher demand for durable and non-durable goods that pushed overall prices in the Chilean economy up. The aforementioned effect of higher inflation on interest revenues coupled with the effect of an annual increase of 10.3% in average balances of interest-earning assets, primarily due to increases in loans to customers, resulted in higher interest accrued on interest-earning assets by Ch$102,827 million in 2021 when compared to 2020.

These effects were partially offset by the impact of lower average nominal and real interest rates (excluding inflation) accrued on our interest-earning assets during the year ended December 31, 2021, as compared to the year ended December 31, 2020, resulting in an Ch$203,490 million decrease in interest revenues produced by interest rates that remained at historically low levels for the first three quarters of 2021, as the Central Bank had to deploy an aggressive expansionary monetary policy to mitigate the economic effects of the pandemic by reducing the reference interest rate, which remained at 0.5% between April 2020 and July 2021. Similarly, long-term interest rates were well below average throughout 2020, while returning to average levels by mid-2021. In addition, higher-interest rate lending products, such as consumer loans, suffered a significant decrease in average balances as a consequence of economic drivers prompted by the pandemic, which also caused a decline in the average interest rate earned on assets. To a lesser extent, the result of derivatives held for cash hedge accounting purposes decreased Ch$48,101 million in 2021 when compared to 2020, mostly related to the liability position of the hedging derivative denominated in UF given higher inflation.

Based on the above, the effect of higher inflation more than offset the lower average real and nominal interest rates, which resulted in an increase of the overall average interest rate earned on our assets from 4.98% for the year ended on December 31, 2020 to 5.75% for the year ended on December 31, 2021.

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

Interest Expense

The following table sets forth information regarding our interest expense and average interest bearing liabilities for the years ended December 31, 2019, 2020 and 2021:

	For the Year Ended December 31,						% Increase (Decrease)
	2019		2020		2021		2019/2020	2020/2021
	(in millions of Ch$, except percentages)%
IFRS:
Interest expense	Ch$	742,270	Ch$	560,007	Ch$	814,448	(24.6)%	45.4%
Average interest-bearing liabilities:
Saving accounts and time deposits(1)		10,924,373		9,857,365		8,467,508	(9.8)	(14.1)
Obligations under repurchase agreements		269,690		280,827		140,600	4.1	(49.9)
Borrowings from financial institutions		1,546,639		3,225,303		4,420,847	108.5	37.1
Debt issued		7,767,571		8,719,276		8,491,701	12.3	(2.6)
Commercial Papers		275,802		219,046		359,836	(20.6)	64.3
Lease Liabilities		140,331		133,514		107,048	(4.9)	(19.8)
Other financial obligations		196,717		157,052		144,873	20.2	(7.8)
Total	Ch$	21,121,123	Ch$	22,592,383	Ch$	22,132,413	7.0%	(2.0)%
Average rates paid on total interest bearing liabilities(2):
Average nominal rates		3.51%		2.48%		3.68%
Average (Chilean peso-denominated) non-interest bearing current account and demand deposits		9,716,000		12,882,627		17,048,827	32.6%	32.3%

(1)	Includes interest-bearing demand deposits.

(2)	See “Item 4. Information on the Company—Selected Statistical Information—Average Balance Sheets, Interest Earned on Interest Earning Assets and Interest Paid on Interest Bearing Liabilities.”

2020 and 2021. Our interest expense increased 45.4%, or Ch$254,441 million, in 2021, from Ch$560,007 million for the year ended December 31, 2020 to Ch$814,448 million recorded for the year ended December 31, 2021. The annual increase in interest expense was mostly due to the impact of higher inflation, as reflected by an annual UF variation of 6.61% as of December 31, 2021, when compared to 2.69% as of December 31, 2020, which explains Ch$308,794 million of the higher interest expenses paid on our UF-denominated interest-bearing liabilities. The impact of higher UF variation was to some extent offset by lower average nominal and real interest rates (excluding inflation) accrued on our interest-bearing liabilities, particularly as a consequence of local and foreign short-term interest rates that remained at historically low levels for most of 2021, as a consequence of the monetary stimulus set by the Central Bank and other central banks abroad in 2020 in order to deal with the effects of the COVID-19 pandemic on the global economy, policies that remained for most of 2021. Overall, the lower average nominal and real interest (excluding inflation) accrued on interest-bearing liabilities resulted in a decrease of Ch$48,389 million in interest expenses in 2021, as compared to 2020. To a lesser extent, an annual decrease of 2.0% in average balances of interest-bearing liabilities explained a decrease of Ch$8,051 million in interest expenses (excluding inflation), primarily driven by the impact of an annual decrease of 14.1% in savings accounts and time deposits, which was partially explained by the 32.3% annual increase in non-interest bearing current account and demand deposits that reinforced our funding and reduced the needs for time deposits.

Based on the above, higher inflation resulted in an increase in the interest paid on liabilities by offsetting the effect of lower average nominal an interest rates, which increased the overall interest paid on interest bearing liabilities from 2.48% as of the year ended December 31, 2020 to 3.68% as of the year ended December 31, 2021.

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

Net Fees and Commissions Income

The following table sets forth certain components of our fees and commissions income (net of fees paid to third parties that provide support for those services) for the years ended December 31, 2019, 2020 and 2021:

	Year Ended December 31,						% Increase (Decrease)
	2019		2020		2021		2019/2020	2020/2021
	(in millions of Ch$, except percentages)%
IFRS:
Mutual funds	Ch$	101,046	Ch$	92,514	Ch$	108,348	(8.4)%	17.1%
Insurance		122,108		131,361		95,482	7.6	(27.3)
Current accounts, overdrafts, credit lines and credit cards		69,640		63,923		72,541	(8.2)	13.5
Demand accounts and ATMs		60,172		55,779		68,619	(7.3)	23.0
Stock brokerage		11,544		12,462		13,632	8.0	9.4
Cash management services		4,700		3,769		5,484	(19.8)	45.5
Letters of credit, guarantees, collateral and other contingent loans		26,100		27,825		30,130	6.6	8.3
Custody and trust services		8,725		8,565		9,403	(1.8)	9.8
Foreign trade and currency exchange		2,089		2,319		2,426	11.0	4.6
Financial advisory services		4,393		4,487		4,948	2.1	10.3
Credits and factoring		6,271		4,003		4,421	(36.2)	10.4
Collection services		23,808		16,984		16,159	(28.7)	(4.9)
Teller services expenses		(6,284)		(4,927)		(4,211)	(21.6)	(14.5)
Credit pre-evaluation services		(404)		(244)		(229)	(39.6)	(6.1)
Wire transfers and payment orders		12,329		13,364		15,708	8.4	17.5
Other		11,066		13,784		12,167	24.6	(11.7)
Total	Ch$	457,302	Ch$	445,968	Ch$	455,028	(2.5)%	2.0%

2020 and 2021. Our income from fees and commissions was Ch$455,028 million in 2021, which denotes a 2.0% annual increase when compared to the Ch$445,968 million recorded in 2020. This annual increase in fee-based income was primarily supported by:

●	An annual increase of 17.1%, or Ch$15,834 million, in fees and commissions from mutual funds management, from Ch$92,514 million in 2020 to Ch$108,348 million in 2021. This annual increase was mainly the result of: (i) an increase of 5.2% in the average balance of assets under management by our mutual funds management subsidiary, which recorded a market share of 24.3% as of December 31, 2021, and (ii) a change in the portfolio mix from fixed-income funds to local and international equity funds, with the latter bearing higher fees. Unlike trends seen in 2020, when fixed-income funds were highly preferred over riskier assets given the effect of the uncertainty on the outlook for local and global economies and the market volatility produced by the COVID-19 pandemic, during 2021, the change in the portfolio mix has been conducted by a shift in the investors’ preferences toward riskier investments given the negative effects of the steady upward trend observed in local long-term interest rates for most of 2021 on the market value of fixed-income securities throughout the year.

●	An annual increase of 23.0% or Ch$12,840 million in net fees and commissions from demand accounts and ATMs, from Ch$55,779 million in 2020 to Ch$68,619 million in 2021. This increase was mostly the consequence of an annual increase in the number of transactions in the context of the economic rebound seen in 2021, as mobility restrictions began to be gradually lifted and social interaction converged to normalized levels as the vaccination process progressed, which resulted in higher use of both debit cards and ATMs.

●	An annual increase of 13.5%, or Ch$8,618 million, in fees and commissions from transactional services (including current accounts, overdrafts, credit lines and credit cards) from Ch$63,923 million in 2020 to Ch$72,541 million in 2021. This increase was mainly due to an annual increase in the number of transactions in the context of the economic rebound seen in 2021 as many economic sectors and industries reopened during the year as decreased contagion rates led to greater mobility within the country. Thus, the increase was due to an annual increase in use of credit cards, as reflected by the amount of transactions increasing 24.6%, which is aligned with the recovery in economic activity, although the average amount per transaction slightly decreased 2.5% on an annual basis. Also, it is important to note that 2020 was certainly a subdued year in terms of fees coming from these services due to the negative impact that the COVID-19 pandemic had on employment, disposable income of individuals, household spending and, therefore, transactionality, posing a low basis for comparison.

●	An annual increase of 17.5%, or Ch$2,344 million, in fees related to wire transfers and payment orders, from Ch$13,364 million in 2020 to Ch$15,708 million in 2021. This behavior was linked to high levels of liquidity among individuals during 2021 prompted by special measures taken by the government to assist them amid the COVID-19 pandemic, such as three withdrawals from pension funds, which led to increased cash management services and transactionality among companies and individuals.

●	An annual increase of 8.3%, or Ch$2,305 million, in fees related to letters of credit guarantees, collateral and other contingent loans, from Ch$27,825 million in 2020 to Ch$30,130 million in 2021. This figure was mostly associated with: (i) a depreciation of the Chilean peso against the U.S. dollar in 2021 (19.8%) as compared to the appreciation of the Chilean peso against the U.S. dollar in 2020, given that a portion of the underlying loans is denominated in foreign currency, and (ii) a recovery in international trade during 2021, particularly associated a low comparison base in 2020 due to the COVID-19 pandemic.

These increases were partially offset by an annual decline of 27.3%, or Ch$35,879 million, in fees related to the insurance brokerage business, from Ch$131,361 million in 2020 to Ch$95,482 million in 2021. This decrease was mostly influenced by the non-recurrent base effect of the higher amount recognized in 2020 in connection with the extraordinary upfront fee coming from our long-term partnership with an insurance company in 2020. This effect in fees coming from our insurance brokerage business was to some extent offset by a 12-month real increase of 4.2% in written premiums as of December 31, 2021, primarily due to increased lending activity over the second half of the year, particularly in the origination of consumer loans and residential mortgage loans that increased 35.0% and 33.7% in 2021 on an annual basis, respectively.

2019 and 2020. Our income from fees and commissions was Ch$445,968 million in 2020, which represents a 2.5% annual decrease when compared to the Ch$457,302 million recorded in 2019. This annual decrease in fee-based income was primarily caused by:

●	An annual decrease of 8.4%, or Ch$8,532 million, in fees and commissions from mutual funds management. This decrease was mainly influenced by the effect of the uncertainty on the outlook for local and worldwide economies and the market volatility produced by the spread of COVID-19, which resulted in a sharp correction of stock markets. As a result, investors, particularly retail investors, moved to less risky assets. Therefore, the portfolio managed by our mutual funds management subsidiary changed focus towards fixed-income securities, which carry lower margins. This negative factor was to some extent offset by a 17.0% annual increase in the average balance of assets managed by our mutual funds management subsidiary that enabled it to record an unprecedented 24.2% market share in 2020.

●	An annual decrease of 8.2%, or Ch$5,717 million in fees and commissions from current accounts, overdrafts, credit lines and credit cards. This decrease was mainly the consequence of diverse sanitary measures implemented by health authorities with the aim of controlling the spread of COVID-19, including lockdowns, mobility restrictions and social distancing. These measures negatively impacted employment disposable income of individuals, household spending and, therefore, transactionality. The total amount of transactions made by our customers with credit cards, including purchases, cash withdrawals and bill payments decreased by 19.0% or 18.0 million transactions on an annual basis, which reflects the impact of reduced mobility during the peak of the COVID-19 pandemic and lower than average transactionality during the rest of the year. These drivers were to some degree softened by the positive impact of the two pension fund withdrawals as approved by the Chilean Congress as a measure to increase disposable income for individuals during the COVID-19 pandemic. As a matter of fact, the average ticket per transaction increased 12.5% on an annual basis, which partly mitigated the negative effect on number of transactions.

●	An annual decrease of 28.6%, or Ch$6,695 million in fees and commissions from collection of overdue loans. The main drivers behind this decrease were: (i) the evolution of our loan portfolio and, particularly, the decrease of 6.0% in the average balance of consumer loans, (ii) our support program for individual customers that permitted them to reschedule part of their obligations, and (iii) the positive impact of the two withdrawals from pension funds approved by the Chilean Congress for individuals on past-due loans at an industry level.

●	An annual decrease of 7.3% or Ch$4,393 million in net fees and commissions from demand accounts and ATMs. The decrease was primarily the consequence of: (i) an annual decrease of approximately Ch$18.7 million or 43.1% in the amount of cash withdrawal transactions from our countrywide network of ATMs during 2020 as compared to 2019, and (ii) an annual decrease of Ch$19.4 million or 10.5% in the amount of transactions made by our clients with debit cards. These drivers were partially offset by annual increases of 25.4% and 19.4% in the average ticket of cash withdrawals in ATMs and transactions made with debit cards, respectively.

These factors were to some extent offset by: (i) an annual increase of 7.6% or Ch$9,253 million in fees and commissions from insurance brokerage, which was attributable to our strategic partnership with Chubb Limited, that resulted in additional fees accrued in 2020 with the beginning of the agreement for life insurance products that enabled us to more than offset the impact of the COVID-19 pandemic on the demand for insurance policies, particularly those linked to consumer loans, that observed an annual decrease of 9.3% in written premiums, (ii) an annual increase of 6.6% or Ch$1,725 million in fees related to letters of credit and contingent loans, partly explained by the evolution of the Chilean peso/U.S. dollar exchange rate throughout the year, and (iii) higher fees and commissions from securities brokerage of approximately 14.8%, or Ch$1,709 million, on an annual basis.

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

The following table sets forth certain components of our other income (loss), net, for the years ended December 31, 2019, 2020 and 2021:

	For the Year Ended December 31,						% Increase (Decrease)
	2019		2020		2021		2019/2020	2020/2021
	(in millions of Ch$, except percentages)%
IFRS:
Income on trading securities	Ch$	44,274	Ch$	24,715	Ch$	48,940	(44.2)%	98.0%
Gains (losses) from mark to market and sales		32,128		33,216		(12,483)	3.4	—
Financial Assets Held for Trading		76,402		57,931		36,457	(24.2)	(37.1)
Sales of Available for Sale Instruments		4,789		27,091		1,244	465.7	(95.4)
Net Gain (Loss) from other transactions		(145)		29		141	(120.0)	386.2
Derivative Instruments		32,391		(96,369)		143,641	(397.5)	—
Sales of Loan Portfolios		—		39		5,458	100.0	—
Total net financial operating (loss) income		113,437		(11,279)		186,941	(100.9)	—
Foreign exchange transactions, net		30,886		156,662		(15,962)	407.2	—
Other operating income, net		32,315		26,671		34,056	(17.5)	27.7
Total other income (loss), net	Ch$	176,638	Ch$	172,054	Ch$	205,035	(2.6)%	19.2%

2020 and 2021. Our other income (loss), net amounted to Ch$205,048 million in 2021, denoting a 19.2%, or Ch$32,994 million, annual increase as compared to the Ch$172,054 million recorded in 2020. This annual increase was primarily the result of:

●	An annual increase of Ch$240,010 million in income from derivatives, from a net loss of Ch$96,369 million in 2020 to a net gain of Ch$143,641 million in 2021. The reversal was mainly explained by: (i) an increase in results from foreign exchange adjustments to the average net asset position held in foreign currency derivatives by approximately Ch$216,780 million, from a negative result of nearly Ch$118,045 million in 2020 to a net gain of approximately Ch$98,730 million in 2021, which in turn was the combination of the end-of-period sharp depreciation of 19.8% of the Chilean peso against the U.S. dollar in 2021 as compared to the appreciation of 5.3% observed for the Chilean peso against the U.S. dollar in 2020, as well as an increase in the net asset average exposure to exchange rate through trading derivatives in 2021 as compared to 2020, and (ii) the positive combined effect of improved probabilities of default –given more certainties related to the COVID-19 pandemic than in 2020– and portfolio compression carried out during 2021 on CVA for derivatives by Ch$7,380 million from a net charge of Ch$3,241 million in 2020 to a net benefit of Ch$4,139 million in 2021.

●	An annual increase of 27.7% or Ch$7,385 in other operating income in 2021 as compared to 2020, from Ch$26,671 million in 2020 to Ch$34,056 million in 2021. This increase was mainly the consequence of: (i) higher revenues associated with tax reimbursements, (ii) recovery of write-offs related to the new fraud law, which determines that banks must refund fraudulent amounts reported by customers and then obtain proof to revert those charges or, otherwise, write-off them, and (iii) higher income from assets received in lieu of payment. For more information on the new fraud law, please see “Item 4. Information on the company—Regulation and Supervision—Consumer Oriented Regulation”.

The increases were partially offset by:

●	An annual decrease of 37.1%, or Ch$21,474 million, in income from financial assets held for trading, from Ch$57,931 million in 2020 to Ch$36,457 million in 2021. The annual decline was primarily the consequence of the sharp increase experienced by local long-term interest rates ranging from 300 to 400 basis points in the twelve-month period ended on December 31, 2021, which resulted as a second-round effect of pension fund withdrawals on the local capital market. This decrease was, in turn, to some extent offset by the positive effect of higher than expected inflation (2.69% in 2020 and 6.61% in 2021, measured as UF variation) on the carry of inflation-indexed securities.

●	An annual decrease of Ch$172,624 million, in income from foreign exchange transactions, from a positive income of Ch$156,662 million in 2020 to a loss of Ch$15,962 million in 2021. This change was principally due to foreign exchange adjustments of Ch$406,750 million on our on-balance foreign exchange liability exposure, mostly composed of long-term debt denominated in foreign currency issued abroad, as a result of both: (i) the significant shift in the exchange rate ranging from an end-of-period appreciation of 5.3% of the Chilean peso against the U.S. dollar in 2020 to a depreciation of 19.8% of the Chilean peso against the U.S. dollar in 2021, and (ii) long-term debt placements abroad for an amount of Ch$684,671 million (U.S.$803 million) in 2021 as compared to almost no issuances in 2020. These factors were partly offset by: (i) an increase of Ch$216,360 million in foreign exchange adjustments on our off-balance foreign exchange net asset position in derivatives held for cash flow hedge accounting (mirroring part of the on-balance liability exposure to long-term debt denominated in foreign currency), as a result of the trends in exchange rates mentioned earlier, and (ii) an increase of nearly Ch$17,758 million in foreign exchange adjustments on assets denominated in local currency, but adjusted by the effect of changes in foreign exchange (primarily leasing loans), given the evolution mentioned above.

●	An annual decrease of 95.4%, or Ch$25,847 million in the sale of financial assets measured at fair value through other comprehensive income, from revenues of Ch$27,091 million in 2020 to income of Ch$1,244 million in 2021. The annual variation was mainly explained by the steady increase in local long-term interest rates, ranging from 300 to 400 basis points throughout 2021. This effect was amplified by a high comparison base, given the sharp decreases in interest rates in 2020, amid the monetary policy actions taken by central banks around the world to cope with the effects of the pandemic, which enabled us to benefit from positive marking-to-market through sales of fixed income securities.

2019 and 2020. Our other income (loss), net amounted to Ch$172,054 million in 2020, which denoted a 2.6%, or Ch$4,584 million, annual decrease as compared to the Ch$176,638 million recorded in 2019. This annual increase was primarily explained by:

●	An annual decrease of 397.5%, or Ch$128,760 million, in income from derivatives, from a net gain of Ch$32,391 million in 2019 to a net loss of Ch$96,369 million in 2020. This reversal was principally explained by: (i) lower results from foreign exchange adjustments to the average net asset position held in foreign currency derivatives by approximately Ch$143,043 million, from a positive result of nearly Ch$24,998 million in 2019 to a negative income of approximately Ch$118,045 million in 2020, which in turn was primarily due to the end-of-period appreciation of 5.3% observed for the Chilean peso against the U.S. dollar in 2020 as compared to the 8.4% end-of-period depreciation of the Chilean peso in 2019, and (ii) a decrease in the average exposure to exchange rate through derivatives for trading in 2020 as compared to 2019. These effects were partly counterbalanced by a positive effect of CVA for derivatives by Ch$8,530 million in 2020 as compared to 2019, mainly as a consequence of improved probabilities of default, particularly since the beginning of the second half of 2020, and the end-of-period appreciation of the Chilean peso against the U.S. dollar in 2020, as compared to the end-of-period depreciation observed in 2019.

●	An annual decrease of 24.2%, or Ch$18,471 million, in income from financial assets held for trading, from Ch$76,402 million in 2019 to Ch$57,931 million in 2020. This decrease was mainly the result of lower carry on trading securities, which in turn was mainly as a result of the decrease in nominal and real interest rates for all maturities, but particularly short-term maturities. Shifts in exchange rates followed the monetary actions taken by the Central Bank, which, among others, included a decrease in the monetary policy interest rate from 1.75% in December 2019 to 0.5% in March 2020. This effect was amplified by increased positions in the Central Bank’s short-term notes, carrying low interest rates, that we took in order to meet reserve requirements that arose as a consequence of the increase in our demand deposit balances.

The previous factors were to some degree offset by:

●	An annual increase of 407.2%, or Ch$125,776 million, in income from foreign exchange transactions from Ch$30,886 million in 2019 to Ch$156,662 million in 2020. This increase was mainly due to higher results from foreign exchange adjustments of Ch$265,241 million associated with our on-balance foreign exchange liability exposure, primarily composed of long-term debt issued denominated in foreign currency. Our on-balance liability position benefited from end-of-period appreciation of 5.3% of the Chilean peso against the U.S. dollar in 2020, as compared to the depreciation of 8.4% in 2019. This increase was to some extent offset by: (i) a decrease of Ch$130,530 million in foreign exchange adjustment results on our off-balance foreign exchange net asset position in derivatives held for cash flow hedge accounting, which mirrored part of the on-balance foreign exchange liability exposure, as a result of the aforementioned trends in exchange rates, and (ii) a decrease of Ch$8,935 million in foreign exchange adjustment results from assets that are denominated in local currency, but adjusted by the effect of changes in foreign exchange (primarily leasing loans), as a result primarily to the same trends in exchange rates.

●	An annual increase of 465.7%, or Ch$22,302 million in the sale of available for sale securities, from Ch$4,789 million in 2019 to Ch$27,091 million in 2020. This increase was primarily the consequence of the sharp decrease in local and foreign interest rates for all maturities, which translated into a significant increase in fair value adjustments of our portfolio of available for sale securities. As a result, we materialized those fair value gains by selling a significant part of our portfolio denominated in both local and foreign currency.

Provisions for Expected Credit Losses

We recognize allowances to cover possible credit losses in accordance with IFRS as issued by the IASB. For statistical information with respect to our substandard loans and allowances for loan losses, see “Item 4. Information on the Company—Selected Statistical Information” and Note 11(c) to our audited consolidated financial statements as of and for the year ended December 31, 2021. According to regulations applicable to such periods, the amount of provisions charged to income in any period consists of net provisions for possible loan losses.

The following table sets forth information with respect to our provisions and allowances for expected credit losses and charge-offs for each of the years ended December 31, 2019, 2020 and 2021:

	For the Year Ended December 31,						% Increase (Decrease)
	2019		2020		2021		2019/2020	2020/2021
	(in millions of Ch$, except percentages)
IFRS:
Provisions:
Gross provisions for expected credit losses(1)	Ch$	379,576		588,865		89,579	55.1%	(84.8)%
Total loan loss recoveries		47,975		41,759		70,407	(13.0)	68.6
Net provisions for expected credit losses(1)		331,601		547,106		19,172	65.0	(96.5)
Charge-offs:
Total charge-offs		313,200		332,978		241,221	6.3	(27.6)
Net charge-offs		265,225		291,219		170,814	9.8	(41.3)
Other asset quality data:
Total loans	Ch$	30,033,272	Ch$	30,937,690	Ch$	34,265,873	3.0%	10.8%
Average Loans		28,753,003		30,722,724		32,439,096	6.9	5.6
Allowances for loan losses	Ch$	649,233	Ch$	836,107	Ch$	673,496	28.8%	(19.4)%
Allowances for expected credit losses as a percentage of total loans		2.16		2.70		1.97	—	—
Net provisions for expected credit losses as a percentage of average loans		1.15%		1.78%		0.06%	—	—

(1)	This amount includes provisions for due from banks, loans to customers, contingent loan risks and allowances for debt instruments at fair value through OCI.

2020 and 2021. Our provisions for loans losses posted an annual decrease of 96.5%, or Ch$527,934 million, from Ch$547,106 million in 2020 to Ch$19,172 million in 2021. The annual decrease in credit risk expenses was primarily the result of:

●	A decline of Ch$398,529 million in gross provisions for expected credit losses, from an establishment of Ch$210,205 million in 2020 to a release of approximately Ch$188,324 million in 2021. Whereas the increase in provisions for 2020 was based on the prevailing economic environment prompted by the spread of the COVID-19, the allowance release in 2021 was explained by:

○	Improved economic dynamics given the lifting of most of mobility restrictions associated with the COVID-19 pandemic in 2021, which had a direct positive impact on both the financial condition of companies, as business activity returned to almost normal levels, and the improved risk profile of individuals based on decreasing unemployment. These macroeconomic trends coupled with non-recurrent events, such as the three pension fund withdrawals by individuals by the end of 2020 and throughout 2021, and the fiscal aid package deployed by the government to address the economic effects of the COVID-19 pandemic, all resulting in enhanced payment capacity of personal banking customers, which in turn resulted in a significant decline in delinquency for the industry as a whole and for us in particular. In fact, our delinquency rate decreased from 0.97% in 2020 to 0.85% in 2021. As a result, the economic, business and behavioral parameters contained in our forward-looking provisioning models were modified in order to reflect the revised outlook, which resulted in a risk allowance release of approximately Ch$162,018 million during 2021.

○	To a lesser extent, in order to accurately reflect the change in the economic outlook after the worst of the COVID-19 pandemic, we updated our provisioning models for both the individually-evaluated and the group-based evaluated portfolios. This resulted in an allowance release of approximately Ch$26,308 million in 2021.

●	The change in allowances for expected credit losses coupled with lower charge-offs of Ch$91,767 million in 2021 when compared to 2020 and an increase of Ch$28,646 in recoveries within the same period, all in line with and improved economic and business environment and excess of liquidity within the economy that benefited payment behavior.

Based on these drivers, our ratio of provisions for expected credit losses to average loans decreased from 1.78% in 2020 to 0.06% in 2021.

Regarding delinquency, many factors resulted in an overall improvement in past-due loans (loans 90 days or more past-due), which decreased Ch$9,901 million or 3.3%, from Ch$299,408 million in 2020 to Ch$289,507 million. Accordingly, and given the increase of the total loan book, the past-due ratio (90 days or more past-due loans over total loans) declined from 0.97% in 2020 0.85% in 2021. The annual decrease in past-due loans was caused by the combination of declines in both the retail and the wholesale banking segment. In wholesale banking, past-due loans decreased Ch$4,992 million in 2021 when compared to 2020, which was concentrated in commercial loans. This was mainly the consequence of improved business conditions for companies in 2021, when mobility restrictions began to be gradually lifted and commercial activity returned to almost normal levels, benefiting companies’ turnover and results. Accordingly, the past-due loans ratio for the wholesale banking segment decreased from 0.84% in 2020 to 0.51% in 2021. Likewise, in retail banking past-due loans decreased Ch$4,909 million in 2021 when compared to 2020. This decrease was principally related to a decline in past-due in consumer loans and to a lesser extent by lower past-due mortgage loans, which was partially offset by an increase in past-due loans granted to SMEs. The trend shown by individuals’ payment capacity had mainly to do with the excess of liquidity in the economy produced by the three consecutive pension fund withdrawals and the aid package deployed by the government to support individuals, which significantly increased disposable income by the end of 2020 but particularly throughout 2021. These factors positively impacted the payment behavior in both consumer and mortgage loans. Instead, the moderate increase in past-due loans of SMEs was primarily caused by lagged effects of COVID-19 on SMEs’ financial condition. Based on these effects, the past-due loans ratio of the retail banking segment decreased from 1.21% in 2020 to 1.12% in 2021. As mentioned above, various extraordinary factors benefiting the customers’ payment capacity, particularly the excess of liquidity among personal banking customers, contributed to this behavior in past-due loans. Nonetheless, we recognize this trend is expected to converge to medium-term average levels in the range of 1.1% to 1.3% for us, to the extent the above-average liquidity levels begin to dissipate.

2019 and 2020. Our provisions for loans losses recorded an annual increase of 65.0%, or Ch$215,505 million, from Ch$331,601 million in 2019 to Ch$547,106 million in 2020. The increase in credit risk expenses was mainly the result of the dynamics witnessed in the local banking system in 2020, mostly due to the effects of the COVID-19 pandemic on the credit risk profile of our customers. The main trends in credit risk can be summarized, as follows:

●	Higher provisions for expected credit losses of Ch$216,825 million associated with credit risk deterioration due to the economic downturn produced by:

○	The negative effect the COVID-19 pandemic had on economic activity and credit behavior of both individuals and corporate customers. Throughout the year, the effects on provisions for loan losses were mixed and evolved consistent with the path followed by the COVID-19 pandemic and mobility restrictions. Given massive lockdowns established since the end of the first quarter until part of the third quarter of 2020, many companies reduced their working hours, which almost immediately translated into cost cutting actions in personnel expenses, which in turn resulted in higher unemployment. Also, the sharp decrease in household spending significantly reduced companies’ liquidity, particularly in the case SMEs, for a period of approximately four to six months, which affected their financial condition. These trends and their effects on the outlook for the Chilean economy and the main macroeconomic variables we usually utilize as inputs in our Expected Credit Losses (ECL) and provisioning models led us to adjust our forecasting models for both Probabilities of Default and Loss Given Default in order to recognize more accurately and more sensitively the uncertainties generated by the COVID-19 pandemic and the expected impact over the coming quarters and years. The impact of these adjustments in ECL models resulted in higher provisions for loan losses of Ch$151,652 million before taxes. For more information, see Note 4 to our audited consolidated financial statements as of and for the year ended December 31, 2020 appearing elsewhere in this annual report.

○	Also, notwithstanding the positive trend in non-performing loans, the forward-looking approach required by IFRS 9 recognized the effect of the weakened and riskier environment on higher probabilities of default, either in a 12-month period or lifetime depending on the stage of the loan, which resulted in higher provisions for loan losses, associated with both our group-based and the individually-evaluated portfolios.

●	An annual increase of approximately Ch$23,300 million in provisions for loan losses due to loan growth. Average balances of total loans recorded an increase of 6.9% in 2020 as compared to 2019. This annual growth, however, was primarily concentrated in low risk lending products, such as commercial loans (growing 10.0%) and residential mortgage loans (growing 7.7%) in 2020. Consumer loans, on the other hand, posted an annual decrease of 6.0% in average balances during 2020. As a result, most of the loan growth effects in provisions for loan losses had to do with growth in commercial loans in SMEs, as well as larger companies.

These negative effects were partly offset by:

●	The positive effect of exchange rate shifts on provisions for loan losses. In 2020, the Chilean peso appreciated by approximately 5.3% against the U.S. dollar at year-end, as compared to the 8.4% depreciation experienced at year-end in 2019. The net change (appreciation) of 13.7% on a year-on-year basis of the Chilean peso against the U.S. dollar resulted in lower allowances for loan losses of Ch$16,500 million related to the loan portfolio denominated in U.S. dollar.

●	A net annual decrease of Ch$8,120 million in impairment of financial instruments measured at fair value through other comprehensive income, primarily a result of lower probabilities of default, and also due to the sale of part of our portfolio of instruments measured at fair value through other comprehensive income in order to materialize marking-to-market gains associated with the decrease interest rates during 2020.

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

ECL Sensitivity Analysis

The following analysis contains a quantitative sensitivity assessment of the ECLs in relation to the main macroeconomic assumptions included in the models used for that purpose. The ECLs reflect an unbiased probability-weighted loss for a certain range of future economic scenarios. We determine the ECLs based on three economic scenarios : (i) base case (60%), (ii) upside case (20%), and (iii) downside case (20%).

The sensitivity of our model to potential changes in projections for key macroeconomics variables (“MEVs”) is determined as monetary amounts representing one-time impacts on ECLs for Stages 1 and 2, which are broken down by the Retail and the Wholesale Banking Segments. However, since MEVs are highly correlated, complementary analysis is usually suggested to address this challenge. As a consequence, we provide two kinds of analyses:

i)	A single-factor analysis, which measures the isolated impact of shocks for each MEVs on ECLs, and

ii)	A scenario-based analysis, which takes into consideration the cross-correlation of the MEVs to determine a combined impact on ECLs.

The following table sets forth the MEV we use for the single-factor analysis and the changes applied to each of them. A change is measured as one standard deviation from the historical mean for each MEV, considering a three-year period:

Macroeconomic Variable	Shift 1 Standard Deviation
Real Sector MEVs
GDP Growth Rate (“GDP”)	1.74%
Unemployment rate (“U”)	0.54
Financial and Monetary Sector MEVs
Central Bank Interest Rate (“IR”)	0.84
Consumer Price Index (“CPI”)	1.05
U.S. Consumer Price Index (“US CPI”)	0.92
Exchange Rate (“FX”)	5.27%

The following table sets forth the one-time impact on the ECLs, considering isolated upward changes on each MEV. Positive figures represent higher in ECLs while negative figures represent lower ECLs:

	ECL Impact Ch$ million (1)
Macroeconomic Variable	Retail Banking Segment			Wholesale Banking Segment
	(in millions of Ch$)
Real Sector MEVs	Ch$	948	Ch$	(1,846)
Financial and Monetary Sector MEVs	Ch$	5,997	Ch$	(31,204)

(1)	Cross effects are not computed.

Nevertheless, given the existing correlation between most of the MEV, the analysis of isolated impacts may not represent the real effect of macroeconomic changes on the ECLs. In order to address this challenge, we define a scenario-based analysis by establishing six possible scenarios for the MEVs, as follows:

Real Sector MEVs

i)	Scenario 1: Change on GDP growth rate

ii)	Scenario 2: Change on Unemployment Rate

Financial and Monetary Sector MEVs

iii)	Scenario 3: Change on Central Bank Interest Rate

iv)	Scenario 4: Change on Consumer Price Index

v)	Scenario 5: Change on U.S. Consumer Price Index

vi)	Scenario 6: Change on U.S. Dollar

For the scenario-based analysis one MEVs is changed and the rest of them are related to that change by multiplying it with a related factor.

	MEV Scenarios
MEV Sensitivity to MEV Scenarios	1	2	3	4	5	6
	(in percentage)
Real Sector Variable
GDP growth rate	1.74%	(0.74)%	0.18%	0.22%	0.29%	(0.28)%
Unemployment rate	(0.29)	0.54	(0.32)	(0.13)	(0.14)	(0.07)

Financial and Monetary Sector Variable
Central Bank Interest Rate	0.12	(0.55)	0.84	0.49	0.22	0.21
Consumer Price Index	0.18	(0.27)	0.59	1.05	0.27	0.31
U.S Consumer Price Index (1)	0.00	0.00	0.00	0.00	0.92	0.00
Exchange rate	(1.14)%	(0.74)%	1.24%	1.53%	(2.36)%	5.27%

(1)	U.S. inflation is forced to be zero because there is no real impact of local MEVs on the U.S. Price Index variation.

As depicted by the table above, MEVs scenarios show correlations between most of them. For instance, in the Scenario 4, a strong upward change in inflation leads to a strong increase in Central Bank’s monetary policy interest rate, which is the opposite of Scenario 2, where an increase in unemployment should lead to a decrease in the monetary policy interest rate. In addition, the Scenario 1 associated with positive GDP growth produces less unemployment.

The following table sets forth the combined impact of changes in all MEVs for each scenario on our ECLs (Positive figures represent higher ECLs while negative figures represent lower ECLs):

Range of MEV Scenarios Impact on the ECL
Macroeconomic Variable	Retail Banking Segment	Wholesale Banking Segment
(in millions of Ch$)
Real Sector Scenarios	Ch$ (1,176) – (366)	Ch$ (3,311) – 3,663
Financial and Monetary Sector Scenarios	Ch$ 2,103 – 3,868	Ch$ (4,301) – (21,331)

It is important to note that no lags of MEVs are taken into consideration when setting the ECL models. As the main portion of our portfolio is allocated to Stage 1, lagging MEVs might reduce the sensitivity of the ECLs to them, since the ECLs are calculated for a 12-month horizon.

Operating Expenses

The following table sets forth information regarding our operating expenses for the years ended December 31, 2019, 2020 and 2021:

	For the Year Ended December 31,						% Increase (Decrease)
	2019		2020		2021		2019/2020	2020/2021
	(in millions of Ch$, except percentages)%
IFRS:
Personnel expenses	Ch$	475,59	Ch$	457,176	Ch$	450,952	(3.9)%	(1.4)%
Administrative expenses:
Advertising		27,808		23,561		30,652	(15.3)	30.1
Building maintenance		50,297		48,218		42,106	(4.1)	(12.7)
Rentals and insurance		14,449		15,686		14,516	8.6	(7.5)
Office supplies		9,366		11,094		8,093	18.4	(27.1)
Other expenses		227,785		220,322		229,258	(3.3)	4.1
Total administrative expenses		329,705		318,881		324,625	(3.3)	1.8
Depreciation and amortization		70,541		73,357		76,798	4.0	4.7
Impairments		2,555		1,661		1,690	(35.0)	1.7
Other operating expenses		23,850		26,677		30,355	11.9	13.8
Total	Ch$	902,250	Ch$	877,752	Ch$	884,420	(2.7)%	0.8%

2020 and 2021. Our total operating expenses increased 0.8% or Ch$6,668 million on an annual basis from Ch$877,752 million in 2020 to 884,420 million in 2021. The annual change in operating expenses was mainly attributable to:

●	An annual increase of 1.8%, or Ch$5,744 million, in administrative expenses, from Ch$318,881 million in 2020 to Ch$324,625 million in 2021. The main drivers explaining this annual increase were as follows: (i) an annual increase of 9.3% or Ch$9,263 million in IT and communication expenses mostly due to the implementation of both our digital transformation strategy and efficiency initiatives in order to enhance and adapt capabilities across the corporation, as well as cybersecurity related expenses in order to provide us with improved infrastructure, protocols and tools to ensure an industry-leading customer experience in times of increasing demand for remote settings and services, (ii) higher advertising and marketing expenses of nearly Ch$7,091 million or 30.1% on an annual basis, highly associated with our efforts to reinforce our brand value and appreciation among customers and non-customers while boosting new product and services, such as our FAN account, as well as ESG actions including media exposure to promote the Teleton fundraising campaign and initiatives related to entrepreneurship and women support, (iii) an annual increase of Ch$3,624 million or 24.7% in external advisory expenses related to the identification of efficiency opportunities across all of our businesses and support processes while designing action plans to overcome them in the short-term, (iv) higher taxes and contributions expenses by Ch$2,510 million or 14.3% on an annual basis due to a low comparison base as a result of the temporary exemption on the payment of credit cards stamp and seal taxes (between April and September of 2020) due to the impact of the COVID-19 pandemic, and (v) an annual increase in security and cash vault services of Ch$2,442 million or 22.6% explained by both the temporary effect of higher cash needs in the context of pension fund withdrawals and direct money transfers to individuals and a low comparison base given the subdued commercial activity in 2020 when mobility restrictions were fully in place and only a portion of our branch network was fully operating, behavior that was normalized during 2021 due to the reactivation of the economy. These factors were partially offset by: (i) an annual decline of approximately Ch$8,083 million or 19.5% in outsourced services, which was mainly related to the deployment of efficiency initiatives such as the internalization of credit pre-evaluation services, (ii) lower fixed-asset maintenance expenses of Ch$6,112 million or 12.7%, mostly due to higher expenses in 2020 related to repairs made as a consequence of the social upheaval that occurred in Chile in October 2019, services incurred in order to deal with the impact of the COVID-19 pandemic and the first steps of the implementation of our dual branch network in the context of our new service model, (iii) an annual contraction of Ch$3,001 million or 27.1% in office supplies expenses as a result of the non-recurring effect of higher expenses in sanitation materials recorded in 2020 due to increased local and international prices amid the worst effects of the COVID-19 pandemic, and (iv) lower costs in energy, heating and other services by Ch$1,111 or 20.0% on an annual basis, explained by our focus on sustainability, which allowed us to reduce our total energy consumption.

●	An annual increase of 13.8%, or Ch$3,678 million, in other operating expenses on an annual basis, which was principally explained by higher operational write-offs in 2021, which was to some extent offset by lower expenses associated with assets received in lieu of payment.

●	An annual increase of 4.7%, or Ch$3,441 million, in depreciation and amortization of intangible assets, from Ch$73,357 million in 2020 to Ch$76,798 million in 2021. This figure was related to the implementation of diverse IT projects related to cybersecurity and our digital transformation strategy that led to higher software amortization, which coupled with temporary effects related to modifications in rental agreements in 2020 prompted by the sanitary contingency and the social unrest that kept unused several ATMs across the country.

The increase in operating expenses was partially offset by an annual decrease of approximately Ch$6,224 million or 1.4% in personnel expenses from Ch$457,176 million in 2020 to Ch$450,952 million in 2021, mainly due to: (i) an annual decline of Ch$6,772 million, or 29.5%, in severance payments, principally associated with higher charges made at the end of 2020 in order to address upcoming organizational changes in order to pursue higher operating efficiency, aligned with an annual contraction of 6.5% in headcount as of December 31, 2021, and (ii) other benefits decreasing Ch$4,942 million, aligned with the annual decrease in headcount. The decrease in personnel expenses was in turn partially offset by: (i) an annual increase of Ch$3,015 million or 1.2% in salaries, mostly associated with the recognition of higher inflation in salaries despite the steady decrease in headcount mentioned above, and (ii) bonuses and other compensation expenses increasing Ch$2,252 million in 2021, mostly related to higher bonuses for a total amount of Ch$10,768 million in 2021 when compared to 2020, mostly associated with a special bonus granted to our staff in September 2021 to recognize the effort and commitment of our employees in these difficult times and higher provisions for performance bonuses, due to the upsurge in commercial activity in 2021. The increase in salaries and other compensation were also in turn partially offset by an annual decrease of Ch$6,311 million associated with the negotiation of collective bargaining processes, and an annual decrease of Ch$1,748 million in bonuses and variable compensation mostly due to a lower headcount.

2019 and 2020. Our total operating expenses decreased by approximately 2.7% or Ch$24,498 million on an annual basis from Ch$902,250 million in 2019 to Ch$877,752 million in 2020. The annual decrease in operating expenses was primarily explained by:

●	An annual decrease of 3.9%, or Ch$18,423 million, in personnel expenses from Ch$475,599 million in 2019 to Ch$457,176 million in 2020, mainly due to: (i) an annual decline of Ch$12,354 million in bonuses and other benefits to the staff, mainly related to a decline in business activity during 2020, including lower loan origination and a decrease in financial performance bonuses, and (ii) lower severance payments of Ch$12,106 million in 2020 as compared to 2019, largely explained by the organizational restructuring we started by the end of 2019. These effects were to some extent offset by a slight increase of approximately 1.6%, or Ch$4,033 million, in salaries, which reflects the effect of inflation recognition on salaries (3.0%), which was partially offset by the annual decrease in headcount following our efficiency program.

●	An annual decrease of 3.3%, or Ch$10,824 million, in administrative expenses, from Ch$329,705 million in 2019 to Ch$318,881 million in 2020. The main drivers explaining this annual decrease were as follows: (i) an annual decrease of Ch$8,235 million in outsourced services, primarily attributable to the internalization of core IT developments and sales services aimed at improving our productivity and efficiency, (ii) lower expenses in external advisory of Ch$6,450 million in 2020, as compared to 2019, mainly explained by a high comparison base as in 2019 we deployed the first steps of our efficiency program and also the development of a new service model for branches, (iii) an annual decrease of Ch$4,247 million in advertising and marketing expenses due to cost effective campaigns implemented in 2020, and also the decline in business activity because of the COVID-19 pandemic, and (iv) lower expenses associated with fixed-assets maintenance and repairs by Ch$4,979 million in 2020 as compared to 2019, principally explained by a high comparison base since, in 2019, we faced the repair of many branches and ATMs as a result of the social unrest that occurred in Chile in October 2019. These factors were partly offset by: (i) higher costs related to IT developments addressed internally during 2020 by Ch$7,500 million, such as the launch of our new FAN account, improvements to customers’ websites, mobile apps and the development of certain cybersecurity projects, and (ii) the effect of higher expenses by Ch$6,400 million linked to sanitization protocols and materials needed for safe on-site operation of branches and headquarters during the COVID-19 pandemic.

These factors were partly offset by an annual increase of approximately 11.9% or Ch$2,827 million in other operating expenses, mainly explained by lower expenses associated with assets received in lieu of payment.

Income Tax

The Chilean tax system contains differences in the tax treatment for monetary correction (effect of inflation on equity), as well as provisions on individual loans and for charge-offs related to past-due loans, all of which has an impact on our effective tax rate through deferred taxes. Also, until 2014 all real estate taxes paid on properties that are leased to customers were deductible from our taxable income as a tax credit. However, in light of the tax reform approved in 2014, for the year ended December 31, 2015 only 50% of these taxes can be deducted from our taxable income. Since 2016, no tax credits have been allowed from taxes paid on leased properties, with the exception of properties used in agricultural activities. For more information, see “Item 10. Additional Information—Taxation—Chilean Tax Considerations—Tax Reform Law No. 20,780.”

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

Following the social crisis that took place in Chile in the fourth quarter of 2019, the Chilean Government reformulated the proposed bill, which at that point had not been approved by the Chilean Congress yet, in order to address new social demands by means of increasing tax collection, while giving up certain elements with the purpose of achieving an agreement. Thus, Law No. 21,210 was passed by the Chilean Congress on January 29, 2020 and enacted by the Chilean Government on February 24, 2020, to modernize the local tax system. The law mainly focused on: (i) promoting entrepreneurship measures by providing SMEs with a special tax regime based on total integration and a statutory tax rate of 25%, as opposed to large companies and corporations whom will continue to be subject to a semi-integrated system, while bearing a statutory corporate tax rate of 27%, (ii) implementing initiatives to promote private investment by introducing instantaneous or accelerated depreciation for fixed-assets, reducing the timeframe to receive reimbursements of VAT paid on fixed-assets, while reducing or eliminating property taxes paid by elderly people, (iii) increasing taxes paid by high-income individuals by means of adding a new tax bracket of 40%, (iv) raising taxes on properties exceeding U.S.$500,000 in assessed value, (v) incorporating a regional green tax of 1% levied on investment projects exceeding U.S.$10 million in capital expenditures that were subject to environmental approval, (vi) lowering tax benefits on capital gains obtained in stock markets, (vii) creating a Taxpayer Protection & Advisory Agency, which aims to be a counterpoint to the Chilean Internal Revenue Service on taxation matters, and (viii) introducing a digital approach, which considers both the compulsory use of electronic bill and invoices, aimed at reducing tax evasion, and the imposition of VAT on digital services rendered from foreign countries. This law did not represent a significant change for us in terms of a statutory corporate tax rate of 27%, or the semi-integrated system that currently applies to us. Nonetheless, it requires us to withhold the VAT levied on digital services paid through our credit or debit cards, which translates into additional IT and processing costs.

In February 2022, Law No. 21,420 was enacted with the purpose of reducing or removing diverse tax exemptions by introducing the following measures: (i) the extension of VAT to any service that was not formerly exempt for services provided after January 1, 2023, (ii) the establishment of the same treatment for financial and tax purposes for financial leasing agreements entered into on or after January 1, 2023, (iii) a 10% tax on capital gains produced by the sale of actively traded stocks (under definitions established by the Chilean Internal Revenue Service (“Chilean IRS”)) for sales performed on or after September 1, 2022, which will not apply to local or foreign institutional investors, (iv) an inheritance tax on profits from life insurance contracts agreed on or after February 4, 2022, (v) an increase in the wealth tax on real estate from 0.275% to 0.425% starting January 1, 2023, (vi) the elimination of the special VAT credit for construction companies targeting middle income homes starting January 1, 2025, (vii) the establishment of a 2.0% annual tax on luxury goods such as airplanes, helicopters, yachts and luxury vehicles, (viii) the reduction of tax benefits on middle income housing, namely, DFL No. 2 of 1959, by limiting the benefit to individuals only and for a maximum of two homes, regardless of the purchase date, starting January 1, 2023, (ix) the elimination of the tax credit on the purchase of fixed assets for large companies and (x) the increase of mining patents’ value.

These changes could have a direct or indirect effect on our operations to an extent that is currently difficult to predict, although we do not expect a material impact on our results of operations or financial condition. For more information, see “Item 3. Key Information—Risk Factors—Risks Relating to our Operations and the Chilean Banking Industry—Restrictions imposed by regulations may constrain our operations and thereby adversely affect our financial condition and results of operations”. “Item 4. Regulation and Supervision—Amendments to the Reform that Modified the Chilean Tax System” and “Item 10. Additional Information—Taxation—Chilean Tax Considerations.”

2020 and 2021. Our income tax expense was Ch$275,969 million in 2021, which represented an annual increase of 167.4%, or Ch$172,746 million, from the Ch$103,223 million recorded in 2020. Despite this increase in income tax, the effective tax rate only increased from 20.5% in 2020 to 20.7% in 2021. The income tax increase was primarily the result of: (i) an annual increase in income before income taxes by Ch$827,433 million in 2021 when compared to 2020, mostly due to changes in provisioning models that led to a decrease in provisions for expected credit losses, higher inflation that benefited net interest income and a low comparison base in 2020 due to the effects of the COVID-19 pandemic on our business, effects that jointly represented an annual increase of Ch$223,407 million in income tax when considering the statutory corporate tax rate of 27.0%. This factor was partly offset by an annual increase of Ch$44,392 million in other deductions related to the effect of inflation revaluation on equity accounts, which provides an income tax benefit that is deductible from taxable income under Chilean tax laws.

2019 and 2020. Our income tax expense was Ch$103,223 million in 2020, which represented an annual decrease of 40.6%, or $70,438 million, from the Ch$$173,661 million recorded in 2019. Based on this result, the effective tax rate decreased from 22.3% in 2019 to 20.5% in 2020. The income tax decrease was mainly explained by an annual decrease in income before income taxes by Ch$272,553 million or 35.1% in 2020 as compared to 2019, given the lower business activity due to the impact of COVID-19 on almost all business segments, which translated into Ch$73,591 million in income tax at the statutory corporate tax rate of 27.0%. This factor was to some extent offset by an increase in other tax charges by Ch$2,736 million, mainly associated with higher non-tax deductible expenses in 2020.

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

Retail Banking: This segment is focused on individuals and small and medium-sized companies whose annual sales do not exceed Ch$2,200 million (or UF 70,000). The segment’s value proposition is primarily focused on consumer loans, commercial loans, current accounts, credit cards, credit lines and residential mortgage loans.

Wholesale Banking: This segment is focused on corporate clients and large companies whose annual sales exceed approximately Ch$2,200 million (or UF 70,000). This segment offers products and services focused on commercial loans, current accounts, cash management services, debt instruments, foreign trade, derivative contracts and leases, as well as corporate finance transactions.

Treasury and Money Market: The revenue generated by this segment relates to the management of our liquidity and net positions subject to market risks. This segment also includes the results of our securities portfolio, our derivatives positions and currency trading.

Operations through subsidiaries: This segment includes all companies controlled by us whose results are obtained individually by the respective company. As of December 31, 2021, this business segment consisted of:

●	Banchile Administradora General de Fondos S.A.;

●	Banchile Asesoría Financiera S.A.;

●	Banchile Corredores de Seguros Ltda.;

●	Banchile Corredores de Bolsa S.A.;

●	Banchile Securitizadora S.A.; and

●	Socofin S.A.

On February 4, 2021, we began a voluntary and anticipated dissolution process for Banchile Securitizadora S.A. as approved by the subsidiary’s shareholders during the extraordinary meeting held on the same date. The dissolution was approved by the CMF and the process of liquidation is still in progress.

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

The financial information used to measure the performance of our business segments is not necessarily comparable with similar information from other financial institutions because it is based on our internal reporting policies. The accounting policies used to prepare our operating segment information are similar to those described in Note 2(ab) to our audited consolidated financial statements as of and for the year ended December 31, 2021 appearing elsewhere in this annual report, except as noted below:

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

Net Income by Business Segment

The following table sets forth income before income tax by business segment in accordance with our internal reporting policies for each of the years ended December 31, 2019, 2020 and 2021:

	For the Year Ended December 31,						% Increase (Decrease)
	2019		2020		2021		2019/2020	2020/2021
	(in millions of Ch$, except percentages)
BANK’S INTERNAL REPORTING POLICIES:
Retail banking	Ch$	351,086	Ch$	272,700	Ch$	492,043	(22.3)%	80.4%
Wholesale banking		306,374		185,142		345,244	(39.6)	86.5
Treasury and Money Market		22,539		65,795		52,854	191.9	(19.7)
Subsidiaries		82,693		65,434		81,332	(20.9)	24.3
Other		—		—		—	—	—
Income before Income tax	Ch$	762,692	Ch$	589,071	Ch$	971,473	(22.8)%	64.9%

Retail Banking

2020 and 2021. Our retail banking segment recorded income before income tax of Ch$492,043 million in 2021, which represented an annual increase of 80.4% or approximately Ch$219,343 million when compared to the Ch$272,700 million recorded in 2020.

This annual increase in income before income tax was mainly the consequence of:

●	An annual increase of Ch$144,116 million or 15.3% in net interest income as compared to 2020, primarily as a result of: (i) a higher contribution of the portion of our UF net asset exposure that is partly attributable to this segment, driven by both an annual increase in inflation as represented by a UF variation of 2.79% in 2020 that increased to 6.61% in 2021, and a larger inflation-indexed exposure, and (ii) higher contribution of demand deposit accounts managed by this segment as a consequence of average balances that increased by 42.9% on an annual basis. These effects were to some extent offset by: (i) lower income from loans by approximately Ch$33,900 million, due primarily to lower income from consumer loans due to weakened demand for this kind of credit in the context of above average levels of liquidity among personal banking customers in light of the fiscal policies to deal with the pandemic that resulted in direct transfers and pension fund withdrawals.

●	An annual decrease of Ch$66,623 million or 20.4% in provisions for loan losses in 2021 as compared to 2020. The positive performance in terms of credit risk was largely attributable to a significant improvement in asset quality, at an industry level, that was mainly attributable to the above average liquidity among personal banking customers that translated into a temporary improved payment capacity and a transitory decrease in non-performing loans. This effect resulted in lower provisioning as asset quality is a key driver when establishing allowances for loan losses. In addition, the temporary positive trend in asset quality more than offset the impact of higher additional allowances by Ch$113,000 million on an annual basis, for this segment, to anticipate potential second-round effects of the pandemic on customers’ continued payment capacity.

●	An annual increase of Ch$14,256 million or 537.6% in net financial operating and foreign exchange transactions in 2021 when compared to 2020, which was mainly due to the positive effect of exchange rate changes on the U.S.$-indexed asset position to hedge the impact on U.S.$-indexed expenses, given the 19.8% depreciation of the Chilean peso in 2021 as compared to 5.3% appreciation in 2020.

The increase in income before income tax was partially offset by lower income from fees and commissions of Ch$14,868 million or 5.6% on an annual basis, mainly as a result of lower fee income from insurance brokerage, primarily driven by the non-recurrent base of effect associated with the upfront fee received from the alliance with an international insurer that was mainly recognized in 2019 and 2020 and was not present in 2021. This effect was to some extent offset by the recovery of fee income related to transactional services such as credit cards, debit cards and checking account supported by improved economic dynamism, particularly linked to household consumption.

2019 and 2020. Our retail banking segment recorded income before income tax of Ch$272,700 million in 2020, which represented an annual decrease of 22.3% or Ch$78,386 million when compared to the Ch$351,086 million recorded in 2019.

This annual decrease was primarily caused by an annual decrease in operating revenues of 7.1%, or Ch$94,272 million, which in turn was explained by:

●	An annual decrease of approximately 9.0% or Ch$64,120 million in income from loans, largely attributable to the sharp decrease of 6.4% in average balances of consumer loans explaining approximately 80%, or nearly Ch$51,500 million, of the overall decrease in income from loans. The decrease in consumer loans was primarily the consequence of the business dynamics fostered by the COVID-19 pandemic, which translated into an economic downturn, increased unemployment and customers’ deteriorated payment capacity, all of which resulted in a weakened demand for loans and more restrictive credit conditions on lending, across the industry. In addition, income from residential mortgage loans decreased by approximately Ch$15,500 million or 10.8% on an annual basis, mostly due to lending spreads that converged to normal levels from the ones seen in 2019, which more than offset an 8.0% increase in average mortgage loan balances managed by the segment.

●	An annual decrease of approximately 14.3%, or Ch$21,200 million, in income demand deposits managed by the segment. This annual decrease was mainly the result of the local and global economic downturn caused by COVID-19, which led central banks to take a dovish monetary approach that translated into a sharp decrease in reference interest rates to historical lows of 0.5%, in the case of Chile, and 0.25%, in the case of the United States. Long-term interest rates also followed this trend, while reflecting the weakened economic outlook ahead. The effect of lower interest rates was to some extent offset by a significant annual increase of 41.1% in average demand deposit balances.

●	An annual decrease of 1.1%, or Ch$3,007 million, in fees and commissions income. Our commissions fee-based income was negatively impacted by the sharp decrease in transactionality a result of the lockdowns and mobility restrictions imposed due to the COVID-19 pandemic. However, this was partially offset by the positive effect of approximately Ch$28,600 million in higher fees received from our partnership with Chubb Limited for life and non-life insurance business associated with the annual accrual of the upfront fee received as a result of the distribution and brokerage agreement.

The annual decrease in operating revenues was partially offset by:

●	An annual decrease of 3.2%, or Ch$20,405 million, in operating expenses, largely attributable to lower personnel expenses of approximately Ch$23,600 million on an annual basis, which in turn was supported by: (i) lower severance payments as a consequence of a high comparison base associated with the organizational restructuring process started in 2019, (ii) salaries increasing below inflation as a result of lower headcount, and (iii) a decrease in bonuses and benefits in line with a deteriorated financial performance produced by the weakened economic backdrop and due to a high comparison base in light of the special bonus granted to the staff in 2019 in recognition of their commitment during the social unrest in Chile in October 2019.

●	An annual decrease in provisions for loan losses of 2.1%, or Ch$6,981 million, in 2020 as compared to 2019. In spite of increasing provisions during the peak of the COVID-19 pandemic, a combination of several effects resulted in a net annual decrease in provisions for loan losses for the segment. Factors producing a decrease in provisions for loan losses were: (i) a high comparison base as a result of further provisioning in 2019 due to the social unrest that translated into a non-recurrent hike in total past-due loans (loans past-due by more than 90 days) and, accordingly, higher provisions, as well as the effect observed by the end of 2020 in total past-due loans (loans past-due by more than 90 days) that decreased significantly as a result of the one-time effect of increasing disposable income among customers due to factors such as the two withdrawals from pension funds authorized by the Chilean Congress and additional income generated by fiscal aid packages, and (ii) the annual decrease in consumer loans balances by approximately 6.0%. These effects were partly offset by: (i) a one-time impact of Ch$71,000 million in higher loan loss provisions associated with the recalibration of probabilities of default for our provisioning models for the group-based evaluated portfolios, in order to properly reflect the deteriorated economic environment as a consequence of the COVID-19 pandemic, and (ii) further deterioration linked to the effects of the COVID-19 pandemic on certain lending products.

Wholesale Banking

2020 and 2021. Our wholesale banking segment recorded an 86.5%, or Ch$160,102 million, annual increase in income before tax, from Ch$185,142 million in 2020 to Ch$345,244 million in 2021.

This annual increase was mainly attributable to:

●	An annual increase of Ch$101,493, or 26.9%, in net interest income, which was mainly the result of: (i) a higher contribution of the portion of our UF net asset exposure that is attributable to this segment, driven by both an annual increase in inflation as represented by a UF variation of 2.79% in 2020 that increased to 6.61% in 2021, and a larger inflation-indexed exposure, and (ii) higher income from loans by approximately Ch$9,570 million (including loans and contingent loans), which was primarily the result of a 4.3% increase in average loan balances and stable lending spreads in 2021 when compared to 2020. These factors were partly offset by a decrease of approximately Ch$10,770 million, or 11.8%, in the contribution of demand deposits managed by this segment to our cost of funds, primarily as a consequence of lower interest rates.

●	An annual increase of Ch$32,698 million, or 93.5%, in net financial operating and foreign exchange transactions in 2021 when compared to 2020, which was the result of: (i) the positive effect of exchange rate changes on the U.S.$-indexed asset position to hedge the impact on U.S.$-indexed expenses, principally credit risk expenses associated with U.S.$-denominated loans managed by this segment, given the 19.8% depreciation of the Chilean peso in 2021 as compared to the 5.3% appreciation in 2020, and (ii) higher results associated with foreign exchange spot/forward transactions and derivatives transactions carried out by wholesale customers in a context of high market volatility in order to manage exposure to market risks.

●	An annual decrease of Ch$22,149 million, or 16.2%, in provisions for loan losses in 2021 when compared to 2020, mainly due to improved payment capacity of wholesale customers in light of recovered dynamism produced by the gradual lifting of mobility restrictions that reactivated many economic sectors, particularly those that strongly depend on social interaction, all of which translated into lower provisioning for individually-evaluated wholesale customers. These factors enabled us to more than offset: (i) the impact of unfavorable trends in exchange rate for provisioning of U.S.$-denominated loans managed by the segment, given the trends followed by exchange rate mentioned above, and (ii) higher additional allowances by Ch$113,000 million set in 2021 when compared to 2020 in order to anticipate potential lagged effects of the pandemic in payment behavior, which is partly allocated to this segment.

●	An annual increase of Ch$6,072 million, or 10.9%, in income from fees and commissions in 2021 when compared to 2020, mainly associated with enhanced lending, trade finance and cash management activity, in line with better economic conditions and reactivation of commercial activity.

The annual increase in wholesale banking income before tax was partly offset by a moderate increase in other operating expenses of Ch$2,781 million or 1.7% in 2021 as compared to 2020, mainly associated with the negative effect of the 19.8% depreciation of the Chilean peso in 2021 when compared to a 5.3% appreciation of the Chilean peso in 2020 on the provisioning of cross border loans denominated in foreign currency.

2019 and 2020. Our wholesale banking segment recorded a 39.6%, or Ch$121,232 million, annual decrease in income before income tax, from Ch$306,374 million in 2019 to Ch$185,142 million in 2020.

This decrease was mainly due to the impact of COVID-19 on business dynamics, particularly in terms of credit risk, which resulted in a significant annual increase of Ch$122,073 million in loan loss provisions. The increase in credit risk expansion was mainly due to:

●	Ch$42,000 in additional allowances set in 2020 as compared to no allowances established in 2019, mainly as a consequence of expected deterioration in the credit condition of certain economic sectors that could affect part of our individually-evaluated loan portfolio (large companies and corporations) amid an uncertain economic outlook given potential risks related to the evolution of the COVID-19 pandemic.

●	Higher provisions for loan losses associated with specific wholesale customers, mainly as a result of uncertainty regarding potential negative impacts on their financial condition and payment capacity due to the effect of the COVID-19 pandemic on their income generating capacity and long-term sustainability.

●	These effects were partly counterbalanced by a positive exchange rate effect of approximately Ch$15,000 million on an annual basis, which was associated with the year-end appreciation of 5.3% of the Chilean peso against the U.S. -dollar in 2020 as compared to a year-end depreciation of 8.4% of the Chilean peso against the U.S. dollar in 2019. These opposite trends resulted in a positive impact on loan loss allowances linked to U.S.-denominated loans.

The negative impact of provisions for loan losses was partly offset by an increase of Ch$2,793 million in operating revenues, mainly explained by higher net interest income as a result of higher income from loans fostered by the loan portfolio expansion, to some extent explained by FOGAPE loans, which was itself partially offset by a lower contribution from demand deposits managed by the segment due to the sharp decrease in interest rates.

Treasury and Money Market

2020 and 2021. Our Treasury and Money Market segment posted a decrease of Ch$12,941 million, or 19.7% million, on an annual basis income before tax, from Ch$65,795 million in 2020 to Ch$52,854 million in 2021.

The decrease was mainly attributable to an annual decline of Ch$12,899 million, or 18.5%, in operating revenues, which in turn was primarily caused by a decrease of approximately Ch$26,600 million in net revenues from the management of our investment portfolio as result of the high comparison base represented by 2020, when we benefited from the positive effect of the sharp decrease in local and foreign interest rates on fixed-income securities, which compares to the sharp increase evidenced by local long-term interest rates in 2021 following the financial effects of pension fund withdrawals on the yield curves.

This decline in revenues was partially offset by higher income from the management of our trading portfolio of approximately Ch$10,600 million in 2021 when compared to 2020, mainly due to: (i) increased benefits from CVA’s for derivatives by approximately Ch$7,400 million on an annual basis, which was the consequence of improved probabilities of default of our counterparties in 2021 when compared to 2020, given lower uncertainties associated with the pandemic and the economic recovery observed in 2021, and (ii) an increase of approximately Ch$8,700 million in the fair value adjustment of derivative positions explained by favorable shifts in mid-term local interest rates. These positive effects on income before income tax were in turn partially offset by a decrease of approximately Ch$5,100 million in income explained by lower marking-to-market gains in trading securities given the significant increase in long-term local interest rates in 2021 for the reason mentioned above in comparison with the sharp decrease in interest rates in 2020 following monetary actions taken by central banks around the world in response to the pandemic.

2019 and 2020. Our Treasury and Money Market segment posted income before income tax of Ch$65,795 million in 2020, representing a 191.9% or Ch$43,256 million annual increase when compared to the Ch$22,539 million recorded in 2019.

The annual increase in income before income tax was mainly to do an annual increase of 167.1%, or Ch$43,913 million, in operating revenues, mainly attributable to:

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

Operations through Subsidiaries

2020 and 2021. Our subsidiaries recorded income before income tax of Ch$81,332 million for the year ended December 31, 2021, representing a 24.3%, or Ch$15,898 million, increase when compared to the Ch$65,434 million reached in 2020. This annual increase in income before income tax is mainly attributable to:

●	An annual increase of Ch$8,778 million or 35.0% in income before income tax in our mutual funds subsidiary. The main reason behind this increase was related to higher income from fees and commissions of Ch$11,617 million, or 25.8%, recorded by this subsidiary primarily as a result of: (i) a change in investors’ preferences from fixed-income funds to equity and blended funds, that bear higher fees, and (ii) an annual expansion of 5.2% in assets under management of this subsidiary partly due to the increase of disposable income of retail investors due to pension fund withdrawals. The increase in fee income was to some extent offset by an annual increase of Ch$2,759 million, or 8.2%, in operating expenses, primarily explained by higher personnel and administrative expenses in line with higher commercial activity in 2021 when compared to 2020, which represents a low comparison base as a consequence of the COVID-19 pandemic.

●	An annual increase of Ch$4,090 million, or 80.2%, in income before income tax in our insurance brokerage subsidiary on an annual basis. This increase was largely explained by (i) an annual increase of Ch$3,491 million, or 16.2%, in income from fees and commissions, which in turn was attributable to the recovery in lending activity, particularly due to the gradual recovery in the origination of consumer loans by the end of 2021 as compared to the decline experienced in 2020 and (ii), to a lesser extent, by a Ch$0.5 million, or 2.7%, decrease in operating expenses, principally linked to administrative expenses.

●	An annual increase of Ch$1,932 million, or 5.8%, in income before income tax of our securities brokerage subsidiary. This annual increase was primarily due to an annual increase of Ch$4,537 million, or 6.2%, in fee-based income, which in turn is the result of: (i) an annual recovery of 13.9% in the stock trading turnover as investors returned to the equity market in 2021 in pursuit of more profitable investments than fixed-income securities and an improved economic context associated with the lifting of COVID-19 pandemic mobility restrictions and the reactivation of economic activity, (ii) an annual expansion of 46.0% in currency trading in view of the volatility seen in the foreign currency market driven by diverse economic and political issues in the local market and (iii) higher fee-income as well as the increase of Ch$1,036 million in net interest income related to the fixed-income portfolio managed by the subsidiary. These positive factors were partially offset by higher operating expenses of Ch$3,271 million, or 8.2%, on an annual basis, largely explained by higher personnel expenses as a consequence of a low comparison base effect to 2020 associated with weakened commercial activity due to the COVID-19 pandemic.

2019 and 2020. Our subsidiaries recorded a 20.9%, or Ch$17,258 million, annual decrease in income before income tax from the Ch$82,693 million reached in 2019 to Ch$65,434 million. The main factors explaining this annual decrease were, as follows:

●	An annual decrease of 20.8%, or Ch$8,821 million, in income before income tax recorded by our securities brokerage subsidiary. This decrease was primarily the consequence of (i) lower net financial income of Ch$10,660 million in 2020 as compared to 2019, which had mainly to do with a high comparison base in 2019 given an excellent performance in the management of the fixed-income trading portfolio due to changes in nominal and real interest rates in 2019, and (ii) lower fees and commissions income of Ch$2,556 million on an annual basis, primarily related to the effects of the economic downturn on equity transactionality in light of market volatility and uncertainty, particularly among retail investors. These effects in revenues were to some degree offset by a decrease of Ch$4,400 million in operating expenses, principally driven by the impact of the business backdrop on variable compensation (resulting in lower personnel expenses).

●	An annual decrease of Ch$6,920 million, or 21.6%, in income before income tax of our mutual funds management subsidiary. Although the subsidiary recorded an annual expansion of 17.0% in assets under management, fees and commissions income decreased by Ch$6,241 million in 2020 as compared to 2019. This annual change was mostly explained by business trends seen in 2020 as a result of the COVID-19 pandemic that led investors to seek haven from high market volatility and sharp stock markets corrections, preferring fixed-income mutual funds rather than equity funds, with the former carrying lower commissions.

●	An annual decrease of 16.1%, or Ch$979 million, in income before income taxes recorded by our insurance brokerage subsidiary. This decrease was primarily driven by a decrease of Ch$683 million in fees and commissions income, which in turn reflected the dynamics seen in 2020 as a result of lower loan origination in the Bank (particularly in consumer loans) and a decline in the overall demand for insurance products, in each case due to the economic downturn.

Summary of Differences between Internal Reporting Policies and IFRS

We prepare our business segments’ financial information in accordance with our internal reporting policies, which differ in certain significant aspects from IFRS. The following table sets forth net income and equity for the years ended December 31, 2019, 2020 and 2021 in accordance with our internal reporting policies and under IFRS:

	Year Ended
	December 31, 2019		December 31, 2020		December 31, 2021
	(in millions of Ch$)
Income before income tax (Internal Reporting Policies)	Ch$	762,692	Ch$	589,071	Ch$	971,473
Reconciliation to IFRS		14,714		(84,218)		360,813
Income before income tax (IFRS)		777,406		504,853		1,332,286
Net income (Internal Reporting Policies)		593,009		463,109		792,923
Reconciliation to IFRS		10,736		(61,479)		263,394
Net income (IFRS)		603,745		401,630		1,056,317
Equity (Internal Reporting Policies)		3,528,223		3,726,268		4,223,014
Reconciliation to IFRS		377,538		270,813		595,958
Equity (IFRS)	Ch$	3,905,761	Ch$	3,997,081	Ch$	4,818,972

Some differences exist between our net income and equity as determined in accordance with our internal reporting policies, which are used for management reporting purposes, as presented in the segment information, and our net income and equity as determined under IFRS, as presented in our audited consolidated financial statements.

The main differences that should be considered are the following:

●	Loan loss allowances

The main difference between Chilean GAAP and IFRS 9 regarding loan loss allowances is that loan loss allowances under Chilean GAAP are calculated using expected loss models based on specific guidelines set by the CMF, which in turn are based on an expected losses approach. Additionally, with board approval, a bank would be allowed to establish additional provisions to protect itself from the risk of non-predictable economical fluctuations that could affect the macro-economic environment or a specific economic sector. Under IFRS 9 “Financial instruments,” allowances for loan losses are calculated based on the “expected credit loss” model. The CMF has not yet adopted IFRS 9 for banks and therefore the Bank has adjusted the financial statements to fully comply with IFRS standards. The most significant impact of IFRS 9 on the Bank’s financial statements arises from the new impairment requirements. As a result of these accounting policies differences, our net income under IFRS was Ch$11,567 million higher, Ch$14,171 million lower and Ch$353,357 million higher than our internally (or under Chilean GAAP) reported net income in 2019, 2020 and 2021, respectively. The impact on equity was Ch$242,349 million, Ch$228,178 million and Ch$581,535 million higher than our internally (or under Chilean GAAP) reported equity in 2019, 2020 and 2021, respectively.

●	Provisions for country risk and for contingent loan risk

Under Chilean GAAP, the Bank provisions for country risk cover the risk taken when holding or committing resources in any foreign country. These allowances are established according to country risk classifications established by the CMF and therefore are not in accordance with IFRS as issued by the IASB. The Bank has adjusted its financial statements accordingly.

Under Chilean GAAP, the Bank has established allowances related to the undrawn available credit lines and contingent loans in accordance with the CMF. With the adoption of IFRS 9, provisions for contingent loans are calculated based on expected credit loss. As a result of these accounting policies differences, our net income under IFRS was Ch$1,557 million higher than our internally (or under Chilean GAAP) reported net income in 2019 and Ch$54,061 million and Ch$2,452 million lower than our internally (or under Chilean GAAP) reported net income in 2020 and 2021, respectively. The impact on equity was Ch$32,071 million higher than our internally reported equity in 2019 and Ch$21,990 million and Ch$24,442 million lower than our internally (or under Chilean GAAP) reported equity in 2020 and 2021, respectively.

Other differences that do not materially impact our financial statements:

●	Business Combination

Under internal reporting policies, our merger with Citibank Chile was accounted for under the pooling of interest method, while under IFRS, and for external financial reporting purposes, the merger of the two banks was accounted for as a business combination in which we were the acquirer as required by IFRS 3 “Business Combinations”. Under IFRS 3, we recognized all acquired net assets at fair value as determined at the acquisition date, as well as the goodwill resulting from the purchase price consideration in excess of net assets recognized. There is no amount for this accounting policy difference for 2019, 2020 and 2021, the impact on equity was Ch$33,410 million in 2019, 2020 and 2021.

●	Provision for mandatory dividends

Chilean banks are required to distribute at least 30% of their net income to shareholders unless the shareholders unanimously approve the retention of profits. A bank may, however, be prohibited from distributing to shareholders even this 30% of its net income if such distribution would cause the bank to violate certain statutory capital requirements. In accordance with internal reporting policies, we record a minimum dividend allowance of at least 60% of the period’s net distributable income, as permitted by the CMF. Under IFRS, only the portion of dividends that is required to be distributed by Chilean Law must be recorded, i.e., 30% as required by Chilean Corporations Law. This accounting difference does not lead to differences in net income. Given this adjustment, the equity under IFRS was Ch$122,559 million, Ch$81,339 million and Ch$86,020 million higher than our internally (or under Chilean GAAP) reported equity in 2019, 2020 and 2021, respectively.

●	Assets Received in Lieu of Payment

The Compendium of Accounting Standards requires that the assets received in lieu of payments are measured at historical cost or fair value, less cost to sell, if lower, on a portfolio basis and written off if not sold after a certain period of time in accordance with specific guidelines established by the CMF. Under IFRS, these assets are deemed non-current assets held for sale and their accounting treatment is set by IFRS 5 “Non-Current Assets Held for Sale and Discontinued Operations.” In accordance with IFRS 5 these assets are measured at historical cost or fair value, less cost to sell, if lower. Accordingly, under IFRS these assets are not written off unless they were impaired. As a result of this accounting policy difference, our net income was Ch$915 million, Ch$4,424 million and Ch$568 lower than our internally (or under Chilean GAAP) reported net income in 2019, 2020 and 2021, respectively. The impact on equity was a decrease of Ch$5,053 million, Ch$629 million and Ch$61 million in 2019, 2020 and 2021, respectively.

●	Suspension of Income Recognition on Accrual Basis

In accordance with the Compendium of Accounting Standards, financial institutions must suspend recognition of income on an accrual basis in their statements of income for certain loans included in the impaired portfolio. IFRS 9 and IAS 39 did not allow the suspension of accrual of interest on financial assets for which an impairment loss has been determined. As of January 1, 2018, the Bank adopted IFRS 9. Under IFRS 9, interest income is calculated by applying the effective interest rate to the gross carrying amount of financial assets, except for financial assets that have subsequently become credit-impaired (or “Stage 3”), for which interest revenue is calculated by applying the effective interest rate to their amortized cost (i.e., net of expected credit losses provision). Off-balance interests are recorded as interest income only if the Bank receives the related payments. This difference does not materially impact our financial statements.

●	Deferred taxes

The Bank records, when appropriate, deferred tax assets and liabilities for the estimated future tax effects attributable to differences between the carrying amount of assets and liabilities and their tax bases. All of the aforementioned differences had an impact on deferred taxes, which resulted in net income under IFRS that was Ch$3,978 million higher, Ch$22,739 million lower and Ch$97,419 million higher than our internally (or under Chilean GAAP) reported net income in 2019, 2020 and 2021, respectively. The impact on equity was an increase of Ch$86,629 million, a decrease of Ch$63,339 million and an increase of Ch$161,421 million in 2019, 2020 and 2021, respectively.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity Management

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

Trading Liquidity Risk Management

Holding a stake of debt instruments with deep secondary markets ensures trading liquidity. Central Bank and government instruments and short-term banks’ time deposits show these characteristics. These kinds of instruments are held in our trading portfolio while comprising a portion of our portfolio of financial instruments measured at fair value through other comprehensive income as well. In addition, mortgage bonds issued by banks resident in Chile, as well as corporate bonds are also part of our portfolio of financial instruments measured at fair value through other comprehensive income.

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

In addition to our own metrics in place to monitor liquidity, the Central Bank and the CMF have established regulations regarding liquidity, which include minimum reserve requirements for demand and time deposits, minimum “technical” reserve requirements for demand deposits and maximum expected outflows for the following 30 and 90 days.

The Central Bank has established a minimum reserve requirement of 9.0% for demand deposits and 3.6% for time deposits. The reserve requirement must be complied with separately by currency (Chilean Peso and foreign currencies).

In addition, we are subject to a “technical” reserve requirement for demand deposits applicable to all banks that operate in Chile. The daily balance of deposits and obligations payable on demand, except for obligations with other banks, may not exceed 2.5 times the amount of the bank’s Regulatory Capital (or Total Capital). Following the implementation of Basel III in Chile, banks defined as systemically important banks could bear stricter requirements in terms of “technical” reserves, since the threshold could decrease to 1.5 times the bank’s Regulatory Capital (or Total Capital). For more information, see “Item 3. Key Information—Risk Factors—Modifications to reserve requirements may affect our growth capacity and margins” and “Item 4. Information on the Company—Regulation and Supervision—Reserve Requirements.”

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

Financing Plan Guidelines

Every year financing needs arising from operating activities are projected in order to gauge the Bank’s ability to timely and effectively raise funds in local and foreign markets. For these purposes, the Bank evaluates core commercial banking balances, namely, loans to customers and demand deposits, from which an in-depth analysis of potential sources of funding are assessed based on public information, interest rate trends and debt issuance programs in place in Chile and abroad.

The following are the key drivers our Treasury evaluates in order to determine our ability to meet our cash requirements for the next fiscal year:

●	Balance sheet growth expected in the business plan for the next fiscal period, which is mainly associated with growth in loans to customers, loans and advances to banks and positions to be take in securities held for trading, securities measured at fair value through other comprehensive income, held to maturity securities and any purchase or investment in fixed assets or affiliates.

●	Expected growth of demand deposits for the next fiscal period, including the amount of reserves and technical reserves, if any, that may be required.

●	Expected growth of time deposits for the next fiscal period, including reserve requirements.

●	Maximum participation that local pension funds could be expected to invest in Banco de Chile’s long-term bonds, based on their historical highest participation in Banco de Chile’s securities and the regulatory limits that pension funds managers are subject to per type of fund, considering fund C, D, E of the pension fund system, which are more oriented to fixed-income securities.

●	Maximum participation that local mutual funds have reached in Banco de Chile’s long-term bonds.

●	The unused amount of long-term debt programs in Chile or abroad by which we are able to raise funding effectively and on a timely basis.

For more information on our ability to obtain adequate amounts of cash to meet our funding requirements and plans for cash in the short- and long-term, see “Item 5. Liquidity And Capital Resources—Borrowings, Off-Balance Sheet Arrangements and Tabular Disclosure of Contractual Obligations” below.

Regulatory Liquidity Requirements

Chilean regulations also require that the expected outflows within the following 30 days not exceed the amount of a bank’s Basic Capital (or CET1 capital) and the expected outflows within the following 90 days not exceed twice the amount of a bank’s Basic Capital. Expected outflows may include behavioral assumptions and they have to be computed separately by currency. This report is called the C46 index.

Furthermore, in March 2016 the Chilean regulator began to require C47 and C48 reports. The C47 report focuses on liabilities analysis from a concentration, maturity and renewal perspectives. On the other hand, the C48 report gauges LCR and NSFR. In October 2018, the CMF established a new report on liquidity matters (C49) intended to refine the measurement of LCR and NSFR as defined by the current C48 report. The C49 report began to be submitted in parallel with the C48 report on April 4, 2019. Although the C49 report is expected to replace the C48 report, there is no certainty as to when it may happen.

For the year ended December 31, 2021, there was a regulatory limit of 80% for LCR, which will increase ten percentage points per year until reaching 100% in 2023. No regulatory limit has been defined for NSFR.

For more information on liquidity risk regulations, see “Item 4. Information on the Company—Regulation and Supervision—Liquidity Risk Regulations.” Also, for recent measures adopted by the Central Bank in view of the COVID-19, impacting liquidity risk management of banks, see “Item 5. Operating and Financial Review and Prospects—Operating Results—Impacts of COVID-19 in 2021” and “Item 5. Operating and Financial Review and Prospects—Trend Information.”

In November 2021, the Chilean Central Bank published a modification to liquidity requirements for comment. Among other topics, this proposal included: (i) the anticipation of the 100% requirement for LCR staring January 1, 2022 instead of January 1, 2023 as originally requested, (ii) the establishment of a regulatory limit for the NSFR ratio equivalent to 100%, starting January 1, 2022 at 60% and increasing ten percentage points each year until reaching 100% on January 1, 2026, (iii) changes to the liquidity reporting requirements through the incorporation of NSFR, (iv) the incorporation of financial instruments pledged for technical reserve (arising from demand deposits levels) as high quality liquid assets when determining LCR, (v) the softening of requisites for using behavioral models for C46 index, (vi) the removal of regulatory limits for C46 index in local currency, (vii) the introduction of contingency measures for breaches of regulatory limits for both the C46 index in foreign currency and the NSFR ratio, and (viii) the softening of measures for regulatory limits in case of local contingencies. Also, the Central Bank established that banks will be required to carry out an annual ILAAP, which will go into effect in April 2023, although the possibility of imposing additional HQLA requirements based on the information disclosed in the ILAAP will be in effect only in April 2025. On March 8, 2022, the Chilean Central Bank published the final ruling associated with the changes proposed for Chapter III.B.2.1 of the Compendium of Financial Norms, which adopted the following changes: (i) the removal of regulatory limit for 30-day and 90-day cash flows mismatches in local currency as measured by C46 index while maintaining the limit for 30-day cash flows mismatches in foreign currency as measured by the C46 index, (ii) the anticipation of the increase of the LCR limit to 90% for the period between January and June 2022 and to 100% from June 2022 onwards, (iii) the incorporation of a regulatory limit for NSFR starting in 60% in June 2022 and increasing 10% in January 2023 to 70% and subsequently 10% per year until reaching 100% in January 2026, (iv) the introduction of specifications on the treatment of securities pledged as technical reserves in order to take them into account as high quality liquid assets and (v) confirmation on the submission of the ILAAP starting April 2023, among other topics.

As of December 31, 2021 our LCR and NSFR were 228.3% and 113.2%, respectively, on a consolidated basis. As such, we were fully in compliance with the prevailing regulatory requirements.

We supplement regulatory reports and metrics with internally-developed reports that are aimed at providing us with a broader perspective on liquidity matters. The market access report, the liquidity duffer, intraday liquidity and liquidity ratios, are the main internal reports we use in order to monitor liquidity while establishing internal alerts and triggers for decision making. For more information see Note 43(3) to our audited consolidated financial statements.

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

	For the Year Ended December 31,
	2019		2020		2021
		(in millions of Ch$)
IFRS:
Net cash provided by (used in) operating activities	Ch$	1,388,971	Ch$	(2,472,360)	Ch$	3,005,640

2020 and 2021. Net cash provided by operating activities recorded a reversal in 2021 from a net outflow of Ch$2,472,360 million in 2020 to a net inflow of Ch$3,005,640 million in 2021. The annual change of Ch$5,478,000 million was mainly the result of: (i) a net decrease of approximately Ch$3,448,642 million in cash outflow associated with the purchase of financial assets held for trading, primarily related to reserve requirements associated with demand deposit balances, which remained at stable high levels, from which purchases were oriented to renew the balance of instruments that expired, (ii) an increase of approximately Ch$2,135,062 million in inflow from funding with savings accounts and demand deposits, based on the increase experienced by short-term interest rates by the end of the year following the policy tightening carried out by the Central Bank to control inflation, and (iii) a decrease of approximately Ch$1,435,294 million in the cash outflow associated with lower loans granted to customers and banks, mainly explained by lower amount of loans and advances to banks, particularly associated with lower balances held in the Central Bank in 2021. These factors were to some degree offset by: (i) an increase of approximately Ch$645,968 million in the outflow associated with other assets and liabilities, and (ii) a decrease of approximately Ch$473,358 million in the net inflow from demand deposits, based on a moderate deceleration in the growth of demand deposit balances, particularly by the end of 2021 when short-term interest rates began to increase in connection with actions taken by the Central Bank.

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

	For the Year Ended December 31,
	2019		2020		2021
		(in millions of Ch$)
IFRS:
Net cash provided by (used in) investing activities	Ch$	(396,741)	Ch$	210,306	Ch$	(2,987,305)

2020 and 2021. We experienced a reversal in our cash flows provided by investing activities from a net inflow of Ch$210,306 million in 2020 to a net outflow of Ch$2,987,305 million in 2021. This net use in investing activities was primarily due to: (i) a net annual increase in the outflow associated with purchases of fixed-income securities measured at fair value through other comprehensive income from an inflow of Ch$285,558 in 2020 to a net outflow of Ch$2,070,906 million in 2021, which was primarily explained by higher positions taken in securities with mid-term maturities during 2021 to benefit from both the accrual at higher interest rates and positive marking-to-market in the long-run while covering reserve requirements produced by persistent high levels of demand deposits in 2021, and (ii) positions taken in held-to-maturity financial instruments for an amount of Ch$813,477 million in 2021 in comparison with no investments in 2020, due to the same reasons underlying the investment in securities measured at fair value through other comprehensive income.

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

	For the Year Ended December 31,
	2019		2020		2021
		(in millions of Ch$)
IFRS:
Net cash provided by (used in) financing activities	Ch$	802,439	Ch$	1,461,584	Ch$	1,376,414

2020 and 2021. The net cash provided by financing activities decreased Ch$85,170 million from a net inflow of Ch$1,461,584 million in 2020 to a net inflow of Ch$1,376,414 million in 2021. This moderate decrease was mainly the result of a decrease in the inflow related to borrowings from the Central Bank by Ch$1,872,786 million from Ch$3,110,600 million in 2020 to Ch$1,237,814 million in 2021, which was primarily associated with the lower funding raised from the Central Bank through FCIC. This factor was to some degree offset by: (i) a net increase in the inflow associated with borrowings from foreign financial institutions by Ch$954,504 million linked to the reactivation of trade finance loans in a context of a low comparison base prompted by the COVID-19 pandemic in 2020, (ii) an increase of approximately Ch$708,398 million in proceeds from bond issuances, based on consecutive placements in Chile and abroad in 2021 to diversify our funding structure while optimizing our cost of funds and (iii) a decrease of Ch$130,267 million in dividends paid to shareholders from Ch$350,538 million in 2020 (associated with net distributable income for 2019) to Ch$220,271 in 2021 (associated with net distributable income for 2020) as a result of lower net distributable income in 2020 when compared to 2019 due to the effects of the COVID-19 pandemic on the banking business and, to a lesser extent, a higher pay-out ratio in 2020 (70%) in comparison with 2021 (60%).

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

Asset and Liability Management

Our asset and liability management policy is to maximize net interest income, return on assets and average equity in light of interest rate, liquidity and foreign exchange risks, within the limits of Chilean banking regulations and our internal risk management policies. Subject to these constraints, we may from time to time take mismatched positions as to interest rates or, in certain limited circumstances, foreign currencies when justified, in our view, by market conditions and prospects, and subject to our asset and liability management policies. Our board of directors determines our asset and liability policies. See Note 43 to our audited consolidated financial statements as of and for the year ended December 31, 2021 appearing elsewhere in this annual report.

Borrowings by Type of Liability and Terms

The following table presents the maturities of each borrowing category for the indicated year.

	As of December 31, 2020						As of December 31, 2021
	Long-term		Short-term		Total		Long-term		Short-term		Total
	(in millions of Ch$)
IFRS:
Borrowings from financial institutions:
Central Bank credit lines for renegotiation of loans	Ch$	—	Ch$	—	Ch$	—	Ch$	—	Ch$	—	Ch$	—
Other borrowings from the Central Bank		3,110,600		–		3,110,600		3,328,446		1,020,014		4,348,460
Borrowings from domestic financial institutions		—		8,357		8,357		—		—		—
Borrowings from foreign institutions		138		550,658		550,796		59,700		453,705		513,405
Debt issued:
Bonds		6,474,526		1,119,816		7,594,342		7,193,949		1,014,885		8,208,834
Commercial papers		–		106,060		106,060		–		348,445		348,445
Subordinated bonds		768,243		118,164		886,407		799,034		118,476		917,510
Mortgage finance bonds		3,472		3,314		6,786		1,977		2,139		4,116
Other financial obligations		207		191,506		191,713		90		274,528		274,618
Total other interest bearing liabilities	Ch$	10,357,186	Ch$	2,097,875	Ch$	12,455,061	Ch$	11,383,196	Ch$	3,232,192	Ch$	14,615,388

The Bank was in material compliance with all of its debt instruments during 2020 and 2021.

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

Currently, in the context of the COVID-19 pandemic, the Central Bank provided lending facilities for all banks holding commercial or consumer loans on their balance sheet, conditional on the increase in loan balances (FCIC). For more information see “Item 5. Operating and Financial Review and Prospects—Trend Information”. As of December 31, 2021, the amount borrowed to the Central Bank, associated with the FCIC facility was equivalent to Ch$4,348,460 million, denominated in Chilean pesos and bearing at a nominal interest rate of 0.5%. The maturities of the outstanding balances were, as follows:

	As of December 31, 2021
	(in millions of Ch$)
IFRS:
Due within 1 year	Ch$	1,020,014
Due after 1 year but within 2 years		—
Due after 2 years but within 3 years		3,328,446
Due after 3 years but within 4 years		—
Due after 4 years but within 5 years		—
Due after 5 years		—
Total Central Bank borrowings	Ch$	4,348,460

Borrowings from Domestic Financial Institutions

Borrowings from domestic financial institutions are generally used to fund our general operations. As of December 31, 2021, we had no borrowings from domestic financial institutions. As of the same date, borrowings from domestic financial institutions had the following maturity profile:

As of December 31, 2021
(in millions of Ch$)
IFRS:
Due within 1 year	Ch$	—
Due after 1 year but within 2 years		—
Due after 2 years but within 3 years		—
Due after 3 years but within 4 years		—
Due after 4 years but within 5 years		—
Due after 5 years		—
Total domestic borrowings	Ch$	—

Borrowings from Foreign Financial Institutions

We have short- and long-term borrowings from foreign banks. These loans are denominated in foreign currency and are used to fund our foreign trade loans and carried an average nominal interest rate of 0.56% in the year ended December 31, 2021. The outstanding maturities of these borrowings as of December 31, 2021 were, as follows:

	As of December 31, 2021
	(in millions of Ch$)
IFRS:
Due within 1 year	Ch$	453,705
Due after 1 year but within 2 years		59,700
Due after 2 years but within 3 years		—
Due after 3 years but within 4 years		—
Due after 4 years but within 5 years		—
Due after 5 years		—
Total foreign borrowings	Ch$	513,405

Senior Long-Term Bonds

Our bonds are primarily denominated in local currency, mainly in UF, and, to a lesser extent, in foreign currencies, including Swiss francs (CHF), Hong Kong dollar (HKD), Japanese Yen (JPY), U.S. Dollar (USD), Euros (EUR), Peruvian sol (PEN), Norwegian krone (NOK) and Australian dollar (AUD).

As of December 31, 2021, bonds denominated in local currency, with semi-annual interest and principal, accounted for Ch$6,116,418 million, all denominated in UF, with a weighted average annual interest rate of 2.25%. As of the same date, bonds denominated in foreign currency, most of them with annual interest and principal payments, amounted to Ch$2,092,416 million and carried an average annual interest rate of 2.25% (excluding the effect of exchange rate adjustments). In general, long-term bonds, denominated in both local and foreign currency, are intended to finance loans that had a maturity of more than one year.

The maturities of bonds denominated in local currency (Ch$ or UF) as of December 31, 2021 were:

	As of December 31, 2021
	(in millions of Ch$)
IFRS:
Due within 1 year	Ch$	842,424
Due after 1 year but within 2 years		881,718
Due after 2 years but within 3 years		726,387
Due after 3 years but within 4 years		726,832
Due after 4 years but within 5 years		945,359
Due after 5 years		1,993,698
Total bonds	Ch$	6,116,418

During 2021, we issued bonds denominated in UF for an amount equivalent to Ch$277,910 million at a weighted average real interest rate of 3.66% and tenors in the range of six to nine years.

We did not carry out any issuance of long-term bonds denominated in Chilean pesos during 2021.

The maturities of bonds denominated in foreign currency as of December 31, 2021 were:

	As of December 31, 2021
	(in millions of Ch$)
IFRS:
Due within 1 year	Ch$	172,461
Due after 1 year but within 2 years		184,660
Due after 2 years but within 3 years		140,519
Due after 3 years but within 4 years		112,415
Due after 4 years but within 5 years		—
Due after 5 years		1,482,361
Total bonds	Ch$	2,092,416

During 2021 we issued bonds denominated in foreign currency for an amount equivalent to Ch$684,671 million at a weighted average interest rate of 1.56% and tenors in the range of five to ten years.

Commercial paper

Our commercial paper is denominated in U.S. dollars and carried an average annual interest rate of 0.35% as of December 31, 2021. This average rate does not include the effect of exchange rate adjustments.

The maturities of our commercial paper as of December 31, 2021 were:

As of December 31, 2021
(in millions of Ch$)
IFRS:
Due within 1 year	Ch$	348,445
Due after 1 year but within 2 years		—
Due after 2 years but within 3 years		—
Due after 3 years but within 4 years		—
Due after 4 years but within 5 years		—
Due after 5 years		—
Total bonds	Ch$	348,445

During 2021 we issued commercial paper in an amount of Ch$698,435 million, bearing an average interest rate of approximately 0.27%.

Subordinated Bonds

As of December 31, 2021, our outstanding subordinated bonds were denominated in UF. Payments of interests and principal are generally due on a semiannual basis and the discount on the issuance is amortized over the life of the bond. As of December 31, 2021, we had an outstanding balance of Ch$917,510 million in subordinated bonds, bearing an effective weighted average real interest rate of 3.24% taking into consideration the discount at issuance.

Subordinated bonds are also intended to finance loans having a maturity of more than one year. As of December 31, 2021, the maturities of subordinated bonds were:

	As of December 31, 2021
	(in millions of Ch$)
IFRS:
Due within 1 year	Ch$	118,476
Due after 1 year but within 2 years		11,313
Due after 2 years but within 3 years		8,666
Due after 3 years but within 4 years		9,125
Due after 4 years but within 5 years		6,729
Due after 5 years		763,201
Total subordinated bonds	Ch$	917,510

During 2021, there were no subordinated bonds issuances.

Mortgage Finance Bonds

Mortgage finance bonds are used to finance the granting of mortgage loans. The outstanding principal amounts of the bonds are amortized on a quarterly basis. The range of maturities of these bonds is between five and 30 years. The bonds are linked to the UF index and carried a weighted average annual interest rate of 3.53% as of December 31, 2021.

The maturities of mortgage finance bonds as of December 31, 2021 were:

	As of December 31, 2021
	(in millions of Ch$)
IFRS:
Due within 1 year	Ch$	2,139
Due after 1 year but within 2 years		792
Due after 2 years but within 3 years		632
Due after 3 years but within 4 years		185
Due after 4 years but within 5 years		—
Due after 5 years		368
Total mortgage finance bonds	Ch$	4,116

During 2021, we did not carry out any issuance of mortgage finance bonds.

Other Financial Obligations

The maturities of other financial obligations as of December 31, 2021 were as follows:

	As of December 31, 2021
	(in millions of Ch$)
IFRS:
Other long-term obligations:
Obligations with Chilean Government	Ch$	90
Total other long-term obligations		90
Other short-term obligations		274,528
Total other obligations	Ch$	274,618

As of December 31, 2021, other financial obligations had the following maturities:

	As of December 31, 2021
	(in millions of Ch$)
IFRS:
Due within 1 year	Ch$	274,528
Due after 1 year but within 2 years		70
Due after 2 years but within 3 years		20
Due after 3 years but within 4 years		—
Due after 4 years but within 5 years		—
Due after 5 years		—
Total other obligations	Ch$	274,618

Funding by Type of Liability and Average Rates

The following table sets forth our average daily balance of liabilities for the years ended December 31, 2020 and 2021 in each case together with the related average nominal interest rates paid thereon:

	Year Ended December 31,
	2020				2021
	Average Balance		% of Total Liabilities	Average Nominal Rate	Average Balance		% of Total Liabilities	Average Nominal Rate
	(in millions of Ch$, except percentages)
IFRS:
Current accounts and demand deposits	Ch$	12,882,627	31.8%	—%	Ch$	17,048,827	39.6%	—%
Savings accounts and time deposits		9,857,365	24.3	1.24		8,467,508	19.7	1.56
Borrowings from financial institutions		3,225,303	8.0	0.86		4,420,847	10.3	0.53
Debt issued		8,719,276	21.5	4.59		8,491,701	19.7	7.69
Commercial Paper		219,046	0.5	1.78		359,836	0.8	0.34
Other financial obligations		157,052	0.4	1.06		144,873	0.3	1.73
Lease Liabilities		133,514	0.3	1.90		107,048	0.2	1.85
Other interest bearing liabilities		280,827	0.7	0.66		140,600	0.3	0.67
Other non-interest bearing liabilities		5,069,484	12.5	—		3,909,469	9.1	—
Total liabilities	Ch$	40,544,494	100.0%	1.38%	Ch$	43,090,709	100.00%	1.89%

Our most important sources of funding are customer deposits, which primarily consist of peso-denominated, non-interest bearing current accounts and demand deposits and both Chilean Peso and UF-denominated interest bearing time deposits and savings accounts. Current accounts and demand deposits represented 31.8% and 39.6% of our average total liabilities in 2020 and 2021, respectively. These kinds of liabilities are our least-cost source of funding. On the other hand, savings accounts and time deposits represented 24.3% and 19.7% of our average liabilities in 2020 and 2021, respectively. Lastly, debt issued represented 21.5% and 19.7% of our average liabilities in 2020 and 2021, respectively.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following tables set forth our contractual obligations and commercial commitments by residual maturity. As of December 31, 2021, the scheduled maturities of our contractual obligations, including accrued interest, were as follows:

	Due within 1 year		Due after 1 year but within 3 years		Due after 3 years but within 5 years		Due after 5 years		Total		Estimated Interest Payment
	(in millions of constant Ch$ as of December 31, 2021)
IFRS:
Contractual Obligations
Currents accounts and other demand deposits	Ch$	18,542,791	Ch$	—	Ch$	—	Ch$	—	Ch$	18,542,791	Ch$	—
Transaction in the course of payment		210,479		—		—		—		210,479		—
Saving accounts and time deposits		8,623,839		513,809		1,906		452		9,140,006		—
Bonds issued
Mortgage finance bonds		2,139		1,424		185		368		4,116		409
Bonds		1,182,760		1,933,284		1,784,606		3,476,059		8,376,709		975,194
Commercial Bonds		180,570		—		—		—		180,570		21,021
Subordinated Bonds		118,476		19,979		15,854		763,201		917,510		351,304

Hedged Instrument
Inflows
Corporate Bond EUR		(1,626)		(3,252)		(47,854)		(56,380)		(109,112)		—
Corporate Bond HKD		(15,897)		(105,828)		(91,271)		(309,896)		(522,892)		—
Corporate Bond PEN		(1,682)		(3,366)		(3,366)		(43,383)		(51,797)		—
Corporate Bond CHF		(1,022)		(249,008)		(764)		(121,521)		(372,315)		—
Corporate Bond USD		(1,814)		(3,629)		(3,629)		(46,260)		(55,332)		—
Obligation USD		(427)		(60,047)		—		—		(60,474)		—
Corporate Bond JPY		(39,338)		(4,249)		(4,249)		(242,020)		(289,856)		—
Corporate Bond AUD		(6,014)		(12,024)		(12,023)		(264,901)		(294,962)		—
Corporate Bond NOK		(2,646)		(5,292)		(5,292)		(80,515)		(93,745)		—
Outflows
Cross currency swap EUR		1,626		3,252		47,854		56,380		109,112		—
Cross currency swap HKD		15,897		105,828		91,271		309,896		522,892		—
Cross Currency Swap PEN		1,682		3,366		3,366		43,383		51,797		—
Cross currency swap CHF		1,022		249,008		764		121,521		372,315		—
Cross currency swap USD		1,814		3,629		3,629		46,260		55,332		—
Cross currency swap USD		427		60,047		—		—		60,474		—
Cross currency swap JPY		39,338		4,249		4,249		242,020		289,856		—
Cross Currency Swap AUD		6,014		12,024		12,023		264,901		294,962		—
Cross Currency Swap NOK		2,646		5,292		5,292		80,515		93,745		—

Borrowings from financial institutions		1,473,719		3,388,146		—		—		4,861,865		—
Other obligations		274,528		90		—		—		274,618		—
Lease contracts		26,400		29,056		16,449		23,765		95,670		—
Services contracts		16,288		1,424		12		—		17,724		—
Obligations under repurchase agreements		95,009		—		—		—		95,009		—
Total	Ch$	30,746,998	Ch$	5,887,212	Ch$	1,819,012	Ch$	4,263,845	Ch$	42,717,067	Ch$	1,347,928

Capital Management

We managed our capital adequacy as efficiently as we can since we realize capital is a scarce resource provided by our shareholders and generated by us through the capitalization of both part of our net distributable earnings and the effect of inflation on our shareholders’ equity. In this regard, our senior management and board of directors consider capital management to be a crucial input for the definition, implementation and achievement of our strategic goals, as well as the way in which we can cover all the business-related risks.

Thus, through our capital management policy, the Bank seeks to:

●	Ensure our capital adequacy and the quality of our capital, on a consolidated basis, based on the management of business-related risks;

●	Establish sufficient capital levels, through the definition of internal capital targets, in order to both support the achievement of our business strategy and face stress scenarios;

●	Ensure compliance with the internal capital objectives in the short- and medium-term while complying with the requirements set by the regulator;

●	Determine a suitable reporting regime to meet the internal and regulatory requirements;

●	Provide corporate governance, in addition to specific roles and responsibilities for capital and risk management purposes.

Capital Adequacy Requirements

Beginning December 1, 2021 all the requirements related to the adoption of Basel III framework became in place for all Chilean banks, although considering the phase-in process for the adoption of diverse matters including: (i) adjustments to Common Equity Tier 1 Capital and risk-weighted assets, (ii) the requirement of buffers such as the conservation buffer and the systemic buffer, among others.

According to the General Banking Act, each bank must comply with the following capital requirements as a percentage of its risk-weighted assets, net of required allowances:

●	Common Equity Tier 1 Capital (CET1) above 4.5% of risk-weighted assets;

●	Tier 1 Capital = CET1 Capital + Additional Tier 1 Capital (AT1) above 6.0% of risk-weighted assets;

●	Tier 1 + Tier 2 above 8.0% of risk-weighted assets;

●	Conservation Buffer of 2.5% of risk-weighted assets, to be fulfilled in a four-year period starting December 1, 2021 at 0.625% and increasing by the same amount on a yearly basis;

●	Countercyclical Buffer of up to 2.5% of risk-weighted assets, to the extent applicable;

●	Domestic-Systemically Important Banks (D-SIB) Buffer in the range of 1.0% to 3.5% of risk-weighted assets, to be fulfilled at 25% rate every year starting December 1, 2021, to the extent applicable;

●	Pillar 2 Buffer of up to 4.0% of risk-weighted assets, to the extent applicable, to be fulfilled in a six-month timeframe.

Banks should also comply with a leverage ratio, meaning CET1 Capital of at least 3% of their total risk assets, net of required allowances. If a bank is defined as a domestic-systemically important bank, the threshold for the leverage ratio could be subject to further requirement of up to 50% of the systemic buffer imposed over risk-weighted assets but over total risk assets.

For more information on capital requirements, capital tiers and guidelines associated with calculation of risk-weighted assets and buffers, see “Item 4. Information on the Company—Regulation and Supervision—Modifications to the General Banking Act.”

As of December 31, 2021, Banco de Chile fully complied with capital adequacy requirements by holding:

	As of December 31, 2021
	Actual Ratio	Regulatory Limit
Common Equity Tier 1	12.97%	6.625%
Tier 1 Ratio	13.97	8.125
Total Capital Ratio	17.30	10.125
Leverage Ratio	7.96%	3.000%

The following table sets forth our minimum capital requirements and capital availability for Banco de Chile for the years ended December 31, 2020 and 2021, based on the requirements set by the CMF:

●	CET1 Capital over Total Risk Assets

	As of December 31,
	2020(1)		2021(2)
	(in millions of Ch$)
CHILEAN GAAP:
CET1 Capital	Ch$	(1,462,634)	Ch$	(1,591,564)
Excess over minimum CET1 Capital required	Ch$	2,263,634	Ch$	2,631,452

(1)	Based on total risk assets and CET1 Capital measured under Basel I.
(2)	Based on total risk assets and CET1 Capital measured under Basel III.

●	CET1 Capital over Risk Weighted Assets

	As of December 31,
	2020(1)	2021(2)
	(in millions of Ch$)
CHILEAN GAAP:
CET1 Capital	N/A	Ch$	(2,158,425)
Excess over minimum CET1 Capital required	N/A	Ch$	2,064,591

(1)	Not required under Basel I.
(2)	Based on total risk-weighted assets and CET1 Capital measured under Basel III.

●	Tier 1 Capital over Risk Weighted Assets

	As of December 31,
	2020(1)	2021(2)
	(in millions of Ch$)
CHILEAN GAAP:
Tier 1 Capital	N/A	Ch$	(2,647,125)
Excess over minimum Tier 1 Capital required	N/A	Ch$	1,575,891

(1)	Not required under Basel I.
(2)	Based on total risk-weighted assets and Tier1 Capital measured under Basel III.

●	Total Capital or Regulatory Capital over Risk Weighted Assets

	As of December 31,
	2020(1)		2021(2)
	(in millions of Ch$)
CHILEAN GAAP:
Total Capital or Regulatory Capital	Ch$	(3,056,657)	Ch$	(3,298,725)
Excess over minimum Total Capital or Regulatory Capital required	Ch$	1,821,843	Ch$	2,335,621

(1)	Based on total risk-weighted assets and Total Capital or Regulatory Capital measured under Basel I.
(2)	Based on total risk-weighted assets and Total Capital or Regulatory Capital measured under Basel III.

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

Impact of COVID-19

Since the worldwide outbreak of COVID-19 began in early 2020, countries have responded by taking various measures aimed at, among other things, restricting mobility to avoid the spread of the virus. As of the date of this annual report, concerns about the effects of COVID-19 on worldwide economy continue to be present as new variant strains of varying degrees of severity appear from time to time. As such, the pandemic may continue to have a destabilizing effect on financial markets and economic activity, particularly for companies in the financial sector, such as us, as long as vaccine efficacy and the the global vaccination process do not perform or advance as expected. During 2021, the vaccination process in Chile was internationally recognized as having been successful. As such, the Chilean Government has gradually adjusted its “step-by-step” restriction program, which has been in effect since March 2020. The program includes five stages ranging from total restriction (lockdown) to advanced opening, depending on various factors, including the number of new cases per capita in a specific area, the size of the vulnerable population and its access to health services. In the first months of 2022, following the appearance of the Omicron variant, there was an increase in contagion rates across the country. Nevertheless, the local sanitary authorities were able to contain the new wave of COVID-19 in Chile and the need of imposing stricter mobility restrictions, such as lockdowns, by modifying the “step-by-step” status for specific neighborhoods, as needed, for certain periods of time. As of the date of this annual report, most of the Chilean communities are in an advanced stage of re-opening, which has permitted the reactivation of many economic sectors. As of the date of this annual report, approximately 93.5% of the Chilean population have received at least one dose of the vaccine, approximately 91.0% have received the total vaccination scheme and approximately 84.3% have received a booster dose.

From a macroeconomic point of view, the slow of the spread has also contributed to the reactivation of the Chilean economy throughout 2021, as reflected by the GDP expansion of 11.7%. This was a result of both the lifting of almost all mobility restrictions following mass vaccination, as well as of the extraordinary measures adopted by the Chilean Government and the Congress to assist people, which included three pension fund withdrawals and direct money transfers to face the sanitary contingency, all resulting in a boost in household consumption. Given the rebound in economic activity, the expectation for 2022 is a moderate GDP expansion in the range of 1.5% to 2.5%, according to the Chilean Central Bank. However, one of the consequences of the pandemic for the local economy is expected to be the higher inflation caused by the extraordinary aid measures deployed in 2020 and 2021, which could signify that CPI variation will stand at or above the upper boundary of the mid-term target range (2% - 4%), as defined by the Central Bank in 2022. As a consequence, the Central Bank is also expected to continue restricting the monetary supply by applying additional hikes to the monetary policy interest rate during 2022 from the 7.0% level as of the date of this annual report. These trends could lead to a reduced demand for loans from both individuals and companies while increasing the cost of funds for banks, which could impact our income generating capacity.

If the current COVID-19 outbreak evolves negatively, or if new variant strains of the COVID-19 virus, which have appeared in other countries, spread quickly and become difficult to control, financial institutions may face increased credit risk, market risk, strategic risk, operational risk, and compliance risk. This could also translate into lowered economic performance, liquidity constraints, reduced access to funding, and longstanding contingency plans in order to address the emergency. Likewise, given the way in which local and international financial markets and economic indicators, such as exchange rates, interest rates, credit spreads and commodity prices experienced increased volatility at the beginning of the COVID-19 outbreak, any shocks or unexpected movements in these market factors due to new variant strains could result in financial losses associated with our trading portfolio or financial assets measured at fair value through other comprehensive income.

For a discussion of the impact of COVID-2019 on our business in 2020 and related government measures, see “Item 5. Trend Information—Impact of COVID-19” in the Form 20-F for the year ended December 31, 2020 filed with the SEC on April 30, 2021.

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

Political or diplomatic developments. Various political events are taking place around world, including administrations recently appointed or the upcoming elections in certain of the principal developed countries and various countries in Latin America, a redefinition of political and economic alliances and the emergence of radicalized political movements in other parts of the world. In addition, the latent threat of armed conflicts or terrorism in the Middle East and Asia, the ongoing tensions between the U.S. and Iran, the recent armed conflict between Russia and Ukraine in eastern Europe that threatens to become global, have contributed to global migration crises and political instability that have been managed in dramatically different ways by developed countries. Any negative development in these matters could result in the adoption of protectionist policies, immigration bans, restrictions on foreign trade or prohibitions on business with specific investors in particular countries or within certain countries. If any of these risks materialize, they could result in increased uncertainty and volatility in the international markets.

The Chilean economy and the Chilean financial system are also exposed to political, social and economic developments occurring in the country. In this regard, the current Constitutional Convention that is in charge of drafting a new constitution for Chile could introduce changes to the current political system and the economic model prevailing in Chile over the last 40 years. Accordingly, uncertainty regarding the final outcome could result in deteriorated business sentiment and consumer confidence, which could result in further slowdown of the Chilean economy by affecting both overall capital expenditures and household consumption.

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

We provide customers with off balance sheet credit support through loan commitments. Such commitments are agreements to lend to a customer at a future date, subject to compliance with contractual terms. Since substantial portions of these commitments are expected to expire without us having to make any loans, total commitment amounts do not necessarily represent our actual future cash requirements. The amounts of these loan commitments were Ch$7,650,382 million as of December 31, 2020 and Ch$8,651,193 million as of December 31, 2021 and. See Note 28 to our audited consolidated financial statements as of and for the year ended December 31, 2021 appearing elsewhere in this annual report. The amounts of subscribed leasing contracts were Ch$120,556 million as of December 31, 2020 and Ch$147,861 million as of December 31, 2021.

Interest rate and cross-currency swaps, which are entered into in order to hedge our foreign investment portfolio, are recorded at their estimated fair market values. See Note 9 to our audited consolidated financial statements as of and for the year ended December 31, 2021 appearing elsewhere in this annual report.

The credit risk of both on and off-balance sheet financial instruments depends on many factors, including the value of collateral held and other security arrangements. To mitigate credit risk, we generally determine the need for specific covenant, guarantee and collateral requirements on a case-by-case basis, depending on the nature of the financial instrument and the customer’s creditworthiness. The amount and type of collateral held to reduce credit risk varies, but may include real estate, machinery, equipment, inventory and accounts receivable, as well as cash on deposit, stocks, bonds and other marketable securities that are generally held in our possession or at another appropriate custodian or depository. This collateral is valued and inspected on a regular basis to ensure both its existence and adequacy. Additional collateral is requested when appropriate. For further information, see Note 28 to our audited consolidated financial statements as of and for the year ended December 31, 2021 appearing elsewhere in this annual report.

Financial Guarantees

The following is a summary of the nominal value of instruments that are considered financial guarantees, and which are accounted for in off-balance sheet accounts:

	As of December 31, 2021
	(in millions of Ch$)
Performance bonds	Ch$	2,366,953
Foreign office guarantees and standby letters of credit		439,669
Total	Ch$	2,806,622

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

As of December 31, 2021, the expiration of guarantees per period was as follows:

	Due within 1 year		Due after 1 year but within 3 years		Due after 3 years but within 5 years		Due after 5 years		Total
	(in millions of Ch$)
Performance bonds	Ch$	1,539,049	Ch$	727,280	Ch$	91,089	Ch$	9,535	Ch$	2,366,953
Foreign office guarantees and standby letters of credit		388,065		46,459		21		5,124		439,669
Total	Ch$	1,927,114	Ch$	773,739	Ch$	91,110	Ch$	14,659	Ch$	2,806,622

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

Our current directors are as follows:

Director	Position	Committee Memberships	Age
Pablo Granifo L.	Chairman	8	63
Andrónico Luksic C.	Vice Chairman	1	68
Julio Figueroa	Vice Chairman	2	50
Alfredo Ergas S.	Director	4	55
Andrés Ergas H.	Director	2	55
Jean Paul Luksic F.	Director	1	57
Raul A. Anaya Elizalde	Director	4	67
Samuel Libnic	Director	1	56
Hernán Büchi Buc	Director	2	73
Francisco Pérez M.	Director	4	64
Jaime Estévez V.	Director	4	75
Paul Fürst G.	Alternate Director	3	55
Sandra Guazzotti	Alternate Director	2	55

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

Andrónico Luksic C. has been a director and the vice chairman of our board of directors since 2002 and was re-elected in 2020.  Mr. Luksic is also chairman of LQ Inversiones Financieras S.A., Quiñenco S.A. and Compañía Cervecerías Unidas S.A., vice chairman of Compañía Sud Americana de Vapores S.A. (CSAV S.A.) and a member of the board of directors of Antofagasta plc (United Kingdom), Antofagasta Minerals,, Nexans S.A. and Invexans S.A. In addition to his corporate roles, Mr. Luksic is a founding member of the Advisory Board of the Panama Canal Authority and a member of the International Advisory Council of the Brookings Institution, the Chairman’s International Advisory Council of the Americas Society/Council of the Americas, the International Business Leaders’ Advisory Council for the Mayor of Shanghai, and the International Advisory Council of the China Investment Corporation. Mr. Luksic is also a founding member of the Harvard Global Advisory Council, and the Columbia University World Projects Advisory Council. He is a member of the Harvard Business School Latin American Advisory Board, the Dean’s Council of the Harvard Kennedy School, the Americas Executive Board of the MIT Sloan School of Management, the International Advisory Board of the Blavatnik School of Government at the University of Oxford, and the International Advisory Boards of Tsinghua University School of Economics and Management and the Fudan University School of Management. Mr. Luksic attended Babson College in the U.S., where he is an Emeritus member of the Board of Trustees. Andrónico Luksic and Jean Paul Luksic are brothers.

Julio Figueroa. has been a member of our board of directors since December 27, 2018, and was most recently re-elected as director and appointed vice chairman of the board in March 2020. He is Chief Executive Officer at Citi Latin America South –LAS– (Argentina, Chile, Colombia, Peru, Paraguay, Peru, Uruguay and Venezuela) based in Buenos Aires, Argentina. In addition to this role, he is also Head of Corporate & Investment Banking (CIB) for LAS Cluster. Mr. Figueroa joined Citi in Buenos Aires in 1994 in CIB after working for IBM Argentina in the finance division. Since then, from 1994-2001 he has held several roles in CIB Argentina as a senior banker covering Argentine clients in different industries. He moved to the Citi Latin America Regional Office in Miami, U.S.A. in 2001, as a senior corporate finance transactor in CIB, covering corporate clients in Latin America, and to Citi New York, United States, in 2004 as managing director, responsible for Financial Sponsors & Private Equity Clients for CIB Latin America. In 2010, Mr. Figueroa returned to Buenos Aires as CIB Head for Citi Argentina, a position he held until May 2014, when he was appointed Chief Executive Officer for Citi Peru and Vice President of the board of directors of Citibank del Peru S.A., responsible for the wholesale and the consumer businesses. In November 2015, Mr. Figueroa was named Chief Executive Officer for Citi in Argentina, where he led a significant transformation of the franchise, both in the wholesale and consumer businesses. In January 2017, in addition to his role as Chief Executive Officer of Citi Argentina, he became head of Southern Cone (Argentina, Uruguay and Paraguay) and CIB Head for Southern Cone. In January 2020, he expanded his responsibility and became head of Latin America South LAS (Argentina, Chile, Colombia, Ecuador, Peru, Paraguay, Uruguay and Venezuela). Mr. Figueroa received his MBA finance degree from the CEMA University in Buenos Aires, a B.A. in business administration and a B.A. in accounting, both from Universidad Católica Argentina (U.C.A.) in Buenos Aires. He is a member of the Asociación Empresaria Argentina (AEA), Consejo Empresarial de América Latina (CEAL) in Argentina, Young President Organization (YPO) in Argentina, and Instituto para el Desarrollo Empresarial en Argentina (IDEA).

Raul A. Anaya Elizalde. was a member of our board of directors from 2008 to 2013, and was re-elected to our board of directors in September 2020. Mr. Anaya is currently Chairman of the Board of Directors of Citibanamex Seguros S.A. de C.V. and Citibanamex Pensiones S.A. de C.V. in Mexico. Mr. Anaya worked at Citi for 32 years until his retirement in June 2019. Before retiring, he was the Corporate Head of In-Business AML (KYC) for Citibanamex, subsidiary of Citigroup in Mexico, from July 2017 to June 2019. From July 2015 to June 2017, Raul Anaya was the Corporate Head of Transformation for Citibanamex in Mexico. Before his role in Citibanamex, from July 2012 to July 2015, Mr. Anaya was the Citi CEO for Latin America Consumer and Commercial Banking. Prior to this, Mr. Anaya served as Head of Global Retail Banking immediately following his position as the COO of Citigroup’s Global Consumer Banking Council, which commenced in April 2010. He also served as CEO of Citigroup's businesses in Central America and the Caribbean starting in July 2008. From December 2005 to July 2008, Mr. Anaya was the CEO of Latin America’s (except Brazil and Mexico) Consumer Group. He was responsible for retail banking, credit cards, and consumer finance, after serving as Retail Head for Latin America since February 2005. From August 2003 to January 2005, he was Executive Director of Consumer Assets at Banamex in Mexico, responsible for mortgages, personal loans and vehicle financing. Prior to this position, Mr. Anaya served as Division Director for the Central Metropolitan Retail Banking Division at Banamex. From May 1999 to January 2002, he was Chairman and CEO of Banco Bansud S.A. (formerly a subsidiary of Banamex) in Argentina. Mr. Anaya joined Citibank at Banamex’s New York Agency in October 1987 and later became General Manager of the Banamex Agency in Los Angeles, Executive Vice-President of the Corporate Banking and International Division at California Commerce Bank, General Manager of the Banamex Agency in Houston and General Manager of the Banamex Agency in New York, in charge of its offices in the United States and Canada. Mr. Anaya Chaired the Board of Directors of most of Citi’s financial and subsidiary entities across all of Central America.

Alfredo Ergas S. has been a member of our board of directors since March 2017 and was re-elected in March 2020. Mr. Ergas is an independent director and was elected with the vote of the administrators of the Chilean pension funds. Mr. Ergas is chairman of the board of directors of Transportadora de Gas del Perú S.A. (Peru), and member of the board of directors of Grupo Costanera SpA and Transelec S.A. He is also a member of the board directors of non-profits, Corporation InBest and chairman of the Advisory Committee of the Faculty of Business and Economics of the Universidad de Chile. Previously, he acted as the Regional Chief Financial Officer of Enersis, where he also served in business development and as Controller. Previously, he was the Chief Financial Officer of Endesa Chile and Smartcom, a telecommunications subsidiary of Endesa Spain. He has also been Head of the Money Market Desk of Santiago S.A. Corredores de Bolsa. Mr. Ergas is a professor of finance at Universidad de Chile and holds a degree in business administration from Universidad de Chile and an MBA from Trium Global Executive, jointly issued by NYU, LSE and HEC.

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

Sandra Guazzotti has been a member of our board of directors since June 2019 and was re-elected as second alternate director in March 2020. Ms. Guazzotti is Head of Multi Country Region of Latin America at Google Cloud since November 2021 and has more than 20 years of global experience in IT and finance. Previously, Ms. Guazzotti led MCR Oracle between 2019 and 2021, and was General Manager of Oracle Chile twice, firstly between 2011-2014, and later in 2018. During her career at Oracle, she held the positions of Vice President of Investment Solutions and Financing for Asia – Pacific, based in Singapore, and Vice President of Corporate Sales in Japan. Prior to joining Oracle in 1999, she held various positions in the financial services industry, both in Japan and Argentina. Ms. Guazzotti holds degrees in International Relations from the University of Tsukuba, Japan and Senior Management (PADE) from Universidad de los Andes, Chile. Additionally, she has the Diploma of Directors of the Institute of Directors (IoD), United Kingdom. Ms. Guazzotti was distinguished as one of the “100 Women Leaders in Chile” by the organization Mujeres Empresarias and the newspaper El Mercurio (2011, 2018 and 2019). She is also the former President and member of the Board of Directors of the Chilean-American Chamber of Commerce (AmCham Chile). Ms. Guazzotti is also a member of Women Corporate Directors (WCD).

Senior Management

Our current executive officers are as follows:

Executive Officers	Position	Age
Eduardo Ebensperger O.	Chief Executive Officer	57
Rolando Arias S.	Chief Financial Officer	57
Alfredo Villegas Montes	General Legal Counsel and Secretary of the Board	51
Cristián Lagos C.	Manager — People and Organization Division	56
José Luis Vizcarra Villalobos.	Manager — Commercial Division	63
Felipe Echaiz B.	Manager — Global Compliance Division	54
Axel Fahrenkrog Romero.	Manager — Corporate Banking Division	51
Sergio Karlezi Aboitiz	Manager — Treasury Division	56
Oscar Mehech C.	Manager — Internal Audit Division	57
Paola Alam Auad	Manager — Wholesale Credit Risk Division	59
Julio Cubillo Navarro	Manager — Retail Credit & Global Risk Control Division	46
Claudia Herrera G	Manager — Marketing and Digital Banking Division	51
Esteban Kemp De La Hoz	Manager — Operations and Technology Division	42
Salvador Danel H.	Manager — Cyber Security Division	48
Nicolás Burr G.	Manager — Efficiency and Productivity Division	46

Eduardo Ebensperger O. has been our Chief Executive Officer since May 2016. He has held several positions at Banco de Chile including manager of the Commercial Division from 2014 to 2016, manager of the Wholesale, Large Companies and Real Estate Division between 2008 and 2014 and manager of the Large Companies Division between 2005 and 2007. Between 2002 and 2005, he was the Chief Executive Officer of Banchile Factoring S.A. He originally joined Banco de A. Edwards in 1989, where he was appointed as the regional branch manager in 1997 until 1999 when he was appointed as manager of the Medium Sized Companies Division until 2001. He has also been the president of the board of directors of Artikos S.A. and a member of the board of directors of Banchile Securitizadora S.A. Currently, he serves on the boards of directors of Banchile Asesoría Financiera S.A., Banchile Administradora General de Fondos S.A., Banchile Corredores de Seguros Limitada and Socofin S.A. He is also member of the Advisory Council of the Faculty of Economics and Administration of the University of Chile. Mr. Ebensperger holds a degree in business administration from the Universidad de Chile.

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

Felipe Echaiz B. has been manager of our Global Compliance Division since January 2008. Mr. Echaiz previously worked for Citibank for ten years. Between 2004 and 2005 he was vice-president and Multinationals Cluster Group Head, and then served as Country Compliance Officer for Citigroup Chile between 2006 and 2007. In 2003 Mr. Echaiz was deputy director of the Anti-Money Laundering and Organized Crime Unit at the Public Prosecutor’s Office. At present, Mr. Echaiz is a member of the Compliance Committee of the Chilean Association of Banks. Mr. Echaiz is an attorney and holds a law degree from the Pontificia Universidad Católica de Chile and holds a master’s degree in finance and economics from the Universidad de Chile.

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

Sergio Karlezi Aboitiz. has been the Manager of Treasury Division since December 2011. Previously, he was the Manager of Treasury between October 2009 and November 2011. From June 2006 to December 2008, Mr. Karlezi served as Head Trader of Citibank Chile, holding the same position at Banco de Chile until September 2009. Since 2000, he worked for six years as Executive Director of Santander Investment New York. Before that, Mr. Karlezi held positions as Head Trader in Chase Manhattan Bank (now J.P. Morgan) and Santander Investment Chile. Mr. Karlezi holds a degree in Industrial Civil Engineering from the Universidad de Santiago de Chile.

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

Salvador Danel H. has been manager of our Cybersecurity Division since January 2019. During 2016 he was Cybersecurity Architect at Microsoft, responsible as a cybersecurity advisor for several organizations, cybersecurity assessments, compromise recovery activities and cloud planning. During 2015 he was Senior Security Manager at Accenture, responsible for the evaluation, planning and implementation of plans and processes related to cybersecurity for different industries. Between 2008 and 2014 he held the position of Senior Manager of Enterprise Risk Services at Deloitte, responsible for various areas, including, among others, cybersecurity practices to improve technology solutions, consulting services and business management, cybersecurity projects, define and develop corporate cybersecurity strategies. In addition, Mr. Danel is co-founder of Secure Information Technologies Consulting, responsible for, among other, defining the processes of the cybersecurity business (risk, threat and vulnerability management, incident management, hardening of infrastructure, forensic analysis, data classification, destruction of data and others), and IT and security assessment. Mr. Danel holds a bachelor’s degree in Information Technology Engineering from the Anahuac University (Mexico).

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

COMPENSATION

The table below presents the amount of compensation, as established by our shareholders, to the members of our board of directors for the year ended December 31, 2021. These amounts include remuneration for services, fees for attendance at meetings of our board of directors, meetings of committees of our board of directors and meetings of board of directors of our subsidiaries, consulting services and travel expenses.

Name of Director	Remuneration			Fees for Attending Meetings of our Board of Directors		Fees for Attending Meetings of Committees of our Board of Directors and Meetings of the Board of Directors of our Subsidiaries(1)		Consulting		Total
	(in millions of Ch$)
Pablo Granifo Lavín	Ch$	618	(2)	Ch$	55	Ch$	370	Ch$	-	Ch$	1,043
Andrónico Luksic Craig		179			15		-		-		194
Raul A. Anaya Elizalde		60			29		86		-		175
Hernán Büchi Buc		60			29		75		-		164
Jaime Estévez Valencia		60			29		113		-		202
Sandra Guazzotti		60			29		71		-		160
Francisco Pérez Mackenna		60			30		102		-		192
Jean-Paul Luksic Fontbona		60			20		-		-		80
Alfredo Ergas Segal		60			29		139		-		228
Andrés Ergas Heymann		60			26		86		-		172
Samuel Libnic		-			-		-		-		-
Julio Figueroa		-			-		-		-		-
Paul Fürst Gwinner		60			29		69		-		158
Other Subsidiary Directors		-			-		115		6		121
Total	Ch$	1,337		Ch$	320	Ch$	1,226	Ch$	6	Ch$	2,889

(1)	Includes fees paid to members of the Advisory Committee of Banchile Corredores de Seguros Ltda. of Ch$14 million.
(2)	Includes a provision of Ch$439 million, to account for an incentive which will be paid depending on the Bank’s results.

For the year ended December 31, 2021 there were no fees paid for advisory services to the board of directors, while travel and other related expenses amounted to Ch$10 million.

Consistent with Chilean law, we do not disclose to our shareholders, or otherwise make public, information regarding the compensation of our executive officers. For the year ended December 31, 2021, the aggregate amount of compensation paid to our executive officers, including the executive officers of our subsidiaries, was Ch$4,233 million. Pursuant to the Chilean Corporations Law, our directors/audit committee must approve compensation plans, but we are not required to have a compensation committee. For the year ended December 31, 2021, no amounts were set aside or accrued by us to provide pension, retirement or similar benefits for our directors and officers. None of our directors is a party to any agreement with us or any of our subsidiaries that provides for benefits upon termination of his appointment as a director.

BOARD PRACTICES

Governance Practices

The board of directors delegates certain functions and activities to our committees to research, evaluate and report to the board of directors regarding specific matters which may affect our businesses.

The Directors/Audit Committee

The directors/audit committee’s primary objectives are to seek the efficiency, maintenance, application and functioning of our internal control systems and compliance with applicable rules and procedures governing our business; to identify and understand our business risks; to supervise the activities of Internal Audit, ensuring their independence from management; to serve as mediator and coordinator of tasks between the internal audit work and our independent auditors; to act as a communication channel between our internal audit team, our independent auditors and our board of directors; and to ensure the compliance with the duties set forth in Article 50 bis of the Chilean Corporations Law.

Our directors/audit committee is composed of three members appointed by the board of directors. The directors/audit committee is currently composed of the following individuals:

●	Alfredo Ergas S. (financial expert);

●	Jaime Estévez V.; and

●	Raúl Anaya E.

Mr. Ergas was appointed to the directors/audit committee by our board of directors at the meeting held on March 23, 2017. Mr. Estevez was appointed as member of the directors/audit committee by our board of directors at the meeting held on April 12, 2007. Mr. Anaya was appointed to the directors/audit committee by our board of directors at the meeting held on April 8, 2021. Messrs Estevez and Ergas satisfy the independence requirements of both Chilean law and Rule 10A-3 under the Exchange Act and are full voting members of our directors/audit committee.

Mr. Anaya is exempt from the independence requirements of Rule 10A-3 of the Exchange Act pursuant to the exemption under Rule 10A-3(b)(1)(iv)(D). Pursuant to that exemption, Mr. Anaya is a non-voting member of our directors/audit committee with respect to all matters required to be addressed by our directors/audit committee under U.S. federal securities laws.

The directors/audit committee met 16 times (12 ordinary and 4 extraordinary meetings) during 2021. The budget of the directors/audit committee is approved annually at the ordinary annual shareholders’ meeting. The directors/audit committee satisfies the applicable requirements of the CMF and operates pursuant to a charter document. The CMF recommends that at least one of the members of the directors/audit committee be experienced with respect to the accounting procedures and financial aspects of banking operations. The directors/audit committee submits a report regarding its activities to our board of directors after each directors/audit committee meeting and presents an annual report at our ordinary annual shareholder’s meeting. As established in the directors/audit committee’s charter, the chief executive officer, the general counsel and the manager of our Internal Audit Division, or their respective deputies, shall also attend this committee’s meetings. The directors/audit committee may also invite other persons to attend meetings. The directors/audit committee may appoint independent personnel to carry out specific duties.

The directors/audit committee’s specific objectives include, among others:

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

Portfolio Risk Committee

The portfolio risk committee is continuously informed regarding the composition, concentration and risk of our loan portfolio, from a global, sector-specific and line of business perspective.

Among several matters, the portfolio risk committee is responsible for:

●	Closely reviewing the performance of our principal debtors, past-due loan ratios, past-due loan indicators, write-offs and allowances for loan losses;

●	Analyzing proposals for discussion with, and approval by, our board of directors with respect to credit policies;

●	Reviewing and approving different methodologies to assess each portfolio;

●	Calculating allowances for loan-losses and determining additional and anticyclical allowances and methodologies related to the Bank’s capital management;

●	Reviewing and approving both the integral risks measurement and the credit risk appetite framework.

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

Credit decisions are mostly made by different credit committees, the highest of which, in terms of lending limits, is the board loan committee. The Wholesale Credit Risk Division and the Retail Credit & Global Control Risk Division participate independently and autonomously, from the business divisions. The board loan committee meets on a weekly basis and reviews all transactions exceeding UF 750,000, as well as those transactions potential reputational risk for us, such as loans for education, not-for-profits entities, PEPs, etc. This committee is chaired by our Chairman and is comprised by all of our board members, our chief executive officer and the manager of our Wholesale Credit Risk Division or the Retail Credit and Global Control Risk Division, depending on the business’ segment requesting credit approval.

Additionally, for retail banking, we have loan committees that in exceptional cases review individual customers when they do not meet our customer profile policies, payment behavior requirements or maximum financing amounts.

Finance, International and Market Risk Committee

The main objectives of the finance, international and market risk committee are to continuously review and follow-up on the Bank’s capital basis, liquidity (funding and instruments negotiation), main financial positions and results, and to assess price and liquidity risks thereof. Thus, this committee oversees compliance with applicable regulations, procedures and our policies, also recommending and implementing finance guidelines and appropriate actions to address any contingencies. Likewise, it monitors the Bank’s balance sheet and any change it may suffer in accordance with applicable accounting and financial standards.

The finance, international and market risk committee meets at least monthly. Its permanent members are the chairman of the board of directors, four other members of the board of directors, the chief executive officer, the chief financial officer, the manager of our Treasury Division, the manager of our Wholesale Credit Risk Division and the manager of the market risk area.

The finance, international and market risk committee covers the following topics, among others:

●	Design, develop and continuous review of policies and procedures related to limits and alerts of financial positions and exposures, ensuring adequate control and disclosure to the board of directors;

●	Review of the Bank’s annual Liquidity Plan and Price Risk limits framework;

●	Ensure the compliance with the Bank’s Market Risk Management Policy, Liquidity Policy and Fair Value Policy;

●	Prior to the board’s approval, review the risk appetite framework, the finance plans and the price risk plan;

●	Continuously monitor financial exposures and market/liquidity risks, ensuring compliance with the board’s risk framework;

●	Review methodologies, main assumptions and results of stress tests, ensuring coherence with the economic environment and financial markets, and to develop action plans to address such results if necessary;

●	Monitor actual results of the different financial exposures, including the accuracy of our predictions and their impact on our positions; and

●	Review the liability profile, including long-term funding provided by foreign investors, and the main credit exposures generated by the derivatives portfolio.

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

Upper Operational Risk Committee

The Upper Operational Risk Committee addresses and validates any necessary change in the procedures, controls and IT systems that uphold our Bank’s operations, with the purpose of mitigating operational risks thereof, ensuring that the Bank, overall as well as its respective divisions and areas, properly manage and control these risks.

Among other matters, this committee is responsible for:

●	Approving our operational risk management model, ensuring the implementation of policies, rules, methodologies and associated procedures;

●	Approving plans and initiatives for the development of the operational risk management model and monitoring it;

●	Reviewing and approving operational risks within our integral risk measurement, also ensuring its review and validation by the Capital Management Committee and its approval by the board of directors;

●	Reviewing and approving the operational risk appetite framework, defining metrics of acceptable levels of tolerance and appetite for operational risk and maintaining a permanent control over their compliance;

●	Tracking the main incidents and operational events, their root causes, impacts and corrective measures;

●	Ensuring the progress of the main action plans associated with incidents, events and operational risk assessments;

●	Acknowledging and being permanently informed about the level of our exposure to operational risk and the main risks to which it is exposed;

●	Understanding the main strategies to mitigate our most significant operational risks, whether they have materialized or not, and following up on the implementation of these strategies;

●	Ensuring the long term solvency of the organization by avoiding those risk factors that may jeopardize the continuity of the Bank;

●	Ensuring that the policies of operational risk, information security, business continuity and outsourcing services are aligned with the objectives and strategies of the Bank;

●	Determining the development of new products and services, process changes or outsourcing, in those cases of greater complexity or impact;

●	Informing our board of directors about the comprehensive operational risk management model and level exposure for the Bank´s operational risk, the main risks, events and action plans in this respect;

●	Acknowledging the results of critical suppliers’ yearly evaluation and following up on any measures defined therein.

This committee meets on a monthly basis, and is composed of the chairman and three additional members of our board of directors, our Chief Executive Officer, the manager of our Retail Credit and Global Control Risk Division, the manager of our Operations and Technology Division, the manager of our Commercial Division, the manager of our Cybersecurity Division and the manager of our Marketing and Digital Banking Division.

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

Among other matters, the Capital Management Committee is responsible for:

●	Reviewing and updating, at least on an annual basis, the Capital Management Policy;

●	Ensuring that the Bank counts with sufficient capital as may be required to properly manage its necessities in normal and stressed scenarios, in a three-year horizon.

●	Reviewing the results of stress tests, the Bank’s risk appetite framework related to business and capital and the Bank’s Regulatory Capital (or Total Capital) self-evaluation report.

●	Briefing the board of directors on the compliance of the Bank’s capital plan, the Banks’s risk appetite framework related to business and capital, and any variable affecting such parameters.

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

This committee meets quarterly, and its members are required to review annual, mid-year and quarterly financial reports and in general all financial information disclosed by us prior to each disclosure.

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

Operational Risk Committee

The operational risk committee, at a management level, is responsible for initiating any necessary change in the procedures, controls and IT systems that uphold the Bank’s operations, with the purpose of mitigating operational risks thereof, ensuring that the Bank overall as well as its respective divisions and areas, properly manage and control these risks. Most of the responsibilities of our Upper Operational Risk Committee are also addressed, at a management level and as first instance, by the Operational Risk Committee.

This committee meets on a monthly basis, and is chaired by the manager of our Retail Credit and Global Control Risk Division, and includes our chief financial officer, the manager of our Cybersecurity Division, the manager of our Operational Risk Area, the manager of our Technological Risk Area, the manager of our Business Continuity, the manager of our Planning and PMO Area, the manager of our Large Companies Area, the manager of the Corporate Audit Area, the manager of our Operations Area, the manager of our Clients Area, the Head of the Legal Department and the sub-manager of our Operational Risk Management Area.

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

As of the date of this annual report, our board of directors or, when applicable, our senior management, have approved policies and/or procedures regarding the following issues, among others:

●      Anti-Money Laundering and Anti- Terrorism Finance Policy;

●      Anti-Bribery and Foreign Corrupt Practices Act;

●      Office of Foreign Assets Control;

●      Insider Trading and Personal Investment Management Policy; Information Barriers;

●      Regulation K—Debts Previously Contracted;

●      Regulation K—Equity Activity;

●      Regulation W (23 A/B);

●      Code of Conduct;

●      Fair Lending Policy;

●      Loans to Directors and Senior Management;

●      Capital Management Policy

●      Capital Expenditure Policy;

●      Expense Management Policy;

●      Accounting Policies and Procedures;

●      Complex Products and Services Policy;

●      Tax Standards for Tax Sensitive Transactions Policy;

●      Tax Policy and Procedures;

●      Fiduciary Policy;

●      Mergers and Acquisitions Policy;

●      Records Management Policy;

●      Electronic Transportable Media Policy;

●      Volcker Rule Policy;

●      Independent Research Policy;

●      Related Parties Regular Transactions Policy;

●      Charitable Donations Policy;

●      Internal Audit Policy;

●      Non-Discriminatory Access to Credit Product for Natural Persons Policy;

●      Information Security and Cybersecurity Policy;

●      Anti-Tying Policy;

●      Mandatory Absence Policy;

●      Compliance Policy/Program;

●      Legal Entity Management Policy;

●      Fraud Management Policy;

●      Anti-Boycott Policy;

●      Issue Tracking, Management and Escalation Process;

●      Operational Risk Management Policy;

●      Credit Risk Policy;

●      Vendor Selection and Management Process;

●      Web Site Standards Policy;

●      Information Technology;

●      Service Outsourcing Policy;

●      Market Risk Policy;

●      Liquidity Risk Policy;

●      Crime Prevention Model Policy;

●      FATCA Policy;

●      Fair Value Policy;

●      Capital Management Policy;

●      Compliance Program for Antitrust Regulation;

●      Manual for Handling Information of Interest to the Market;

●      PEPs Policy;

●      Business Continuity (COB);

●      Citi Information Security Standards;

●      General Ledger Maintenance Policy;

●      Quality Policy;

●      Environmental Sustainability Policy;

●      Sustainability Policy;

●      Inclusion, Non-Discrimination and Diversity Policy;

●      Anti-Trust Policy; and

●      Conflict of Interest Management Policy

EMPLOYEES

The following table shows a breakdown of our full-time, permanent employees at the dates indicated:

	As of December 31,
	2019	2020	2021
Banco de Chile	11,140	10,876	10,288
Subsidiaries	2,422	2,258	1,996
Total	13,562	13,134	12,284

As of December 31, 2021, we had 12,284 employees (on a consolidated basis), of whom 8,997 (including Banco de Chile and subsidiaries) were unionized, representing 73.2% of the total employees of the Bank and its subsidiaries. As of the same date, all management positions were held by non-unionized employees.

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

During 2016 we renegotiated existing collective bargaining agreements with the unions of three of our subsidiaries, Socofin and Banchile union. In the case of Socofin, we reached a four-year agreement, which expired in 2020. On December 31, 2016, our former credit pre-evaluation subsidiary (Promarket S.A.) was merged into the Bank. As a result, Promarket’s union was integrated into the Bank. Based on the last collective bargaining agreement signed by Promarket and its union in 2014, a new collective bargaining process between the Bank and the former Promarket union took place in November 2017. Following that negotiation, we reached a three-year agreement that expired in 2020.

In addition, during the first quarter of 2018, we renegotiated the collective bargaining agreement signed with the union associated with former employees of Citibank (before the merger between Citibank and Banco de Chile) and reached a three-year agreement expiring in December 2020. Also, it is worth mentioning that based on formerly signed contracts, during the second quarter of 2018 we renegotiated the collective bargaining agreement with the remaining unions representing the Bank’s employees, including Sindicato BAE and Federación de Sindicatos de Banco de Chile. As of December 2021, both unions represented 31.2% and 6.0% of our employees (on a consolidated basis), respectively.

During 2019, we carried out a collective bargaining process with Banchile’s union, reaching a three-year agreement, which is due to expire in 2022.

In 2020, we renegotiated the collective bargaining agreements with two of the Bank’s unions, particularly with those composed of former employees of Citibank and Promarket. We reached a three-year agreement expiring in November 2023. We believe that these agreements were a significant milestone in the relationship with our unions considering the current, challenging scenario and the uncertain social, economic and political context for the next few years. In addition, in March 2021 we successfully completed collective bargaining processes with Sindicato BAE, Federación de Sindicatos de Banco de Chile and Sindicato Banco de Chile, reaching a three-year agreement. As of December 2021, these three unions jointly represented 54.4% of our employees on a consolidated basis.

We believe all of these agreements reflect the satisfactory relationships between the Bank and its employees, while reinforcing our commitment to their career development. In this regard, we would like to emphasize our employees’ high level of commitment to the Bank and our customers during the challenging months that followed the social turmoil of October 2019 and after the COVID-19 outbreak in Chile. To reward these efforts, during December 2019 we granted a one-time bonus of Ch$500,000 to part of the staff, and introduced additional benefits to address transport problems due to the significant disruption we observed during the unrest. Additionally, we have taken care of our employees by promoting working remotely from home offices for those collaborators who do not need to stay at our headquarters or branches. In order to do that, we have acquired a significant number of laptops, which have been installed with world-class cybersecurity measures. Also, we have set up our contingency sites with proven health measures in order to avoid overcrowding, while utilizing other locations in order to provide our employees with even more space to carry out their tasks. Furthermore, due to the increase in our consolidated net income for the year ended 2021, as compared to 2020, during 2021 we granted a special performance bonus to our staff in order to recognize the effort and commitment of our employees in the context of the COVID-19 pandemic, with a big portion of our staff working from home.

See “Item 8—Financial Information—Legal Proceedings—Setting of Minimum Services and Emergency Teams in Case of a Strike,” for information on the setting of the Bank’s minimum services and emergency teams in case of a strike by our labor unions.

We have comprehensive personnel training and development programs that include internal courses on operational, technical and commercial matters, as well as participation in external seminars and conferences. In 2021, the total cost of training programs was approximately 0.2% of our consolidated personnel expenses. These expenses were associated with 1,911 training courses that were attended by 166,813 attendees. In addition, for the year ended December 31, 2021 the Bank granted 163 scholarships to staff members for specialization purposes.

We do not maintain any pension or retirement programs for the vast majority of our employees. We do, however, pay certain long-serving key employees a severance payment upon retirement. Although we have provided productivity bonuses to individual employees on a discretionary basis, we do not maintain a formal profit-sharing plan.

SHARE OWNERSHIP

Mr. Andronico Luksic and Mr. Jean Paul Luksic, members of our board of directors since March 2002 and April 2013, respectively, together with members of their family, control Quiñenco S.A. (“Quiñenco”). As of April 20, 2022, Quiñenco directly and indirectly owns 50% of LQIF, which in turns owns directly 46.34% of our outstanding shares and 4.81% through Inversiones LQ-SM Ltda. (“LQ-SM”). Quiñenco also directly holds 0.11% of our total common stock.

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

As of April 20, 2022, Citigroup is the owner of 50% of LQIF and Quiñenco, directly and indirectly, owns 50% of LQIF.  Regardless of any increase in participation by Citigroup, however, the framework agreement provides that Quiñenco will remain in control of LQIF and the corporations that are directly or indirectly controlled by LQIF. Accordingly, Quiñenco will maintain the power to elect the majority of the directors of LQIF and Banco de Chile.

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

In view of the cash dividend approved at our annual shareholders’ meeting held on March 28, 2019, SAOS repaid the Central Bank subordinated debt on April 30, 2019. See “Item 4. Information on the Company—History and Development of the Bank—The 1982-1983 Economic Crisis and the Central Bank Subordinated Debt.” As a consequence of such full payment, Sociedad Matriz del Banco de Chile S.A. (“SM-Chile”) is in the process of being liquidated and its shareholders, LQ Inversiones Financieras S.A. and Inversiones LQ SM Ltda., increased their direct shareholdings in our ordinary shares. Similarly, other shareholders of SM-Chile became our direct shareholders, which significantly increased the public float of our stock. As a result of the repayment SAOS was dissolved.

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

Major Shareholders

The following table sets forth certain information regarding the ownership of outstanding shares as of April 20, 2022 for the following:

●	each person or entity who is known by us to own beneficially more than 5% of our outstanding shares and LQIF.

●	our directors and members of our executive management group, as a group.

Ownership in Banco de Chile

(As of April 20, 2022)

Name	Amount Owned	Percentage
LQIF and LQ-SM(1)	51,670,277,343	51.15%
Directors and executive officers as a group(2)	5,989,716,815	5.93%

(1)	LQIF and LQ-SM hold 46.34% and 4.81%, respectively, of our shares. In connection with the framework agreement executed between Citigroup, Inc. and Quiñenco S.A. in July 2007 and following the merger of Citibank Chile into Banco de Chile, Citigroup became a shareholder of LQIF. As of April 20, 2022, Citigroup is the owner of 50% of LQIF, and Quiñenco directly and indirectly owns 50% of LQIF. Regardless of any increase in participation by Citigroup, however, the agreement provides that Quiñenco will remain in control of LQIF and the corporations that are directly or indirectly controlled by LQIF. Accordingly, Quiñenco will maintain the right to elect the majority of the directors of LQIF and Banco de Chile. As of December 31, 2021, members of the Luksic family or their affiliates beneficially owned 82.9% of the common shares of Quiñenco S.A. Mr. Andrónico Luksic and Mr. Jean Paul Luksic are members of our board of directors.
(2)	Percentage reflects direct and indirect share ownership, excluding the share ownership of Mr. Andronico Luksic and Mr. Jean Paul Luksic, members of our board of directors, whose direct and indirect ownership is reflected and discussed under the share ownership of LQIF and LQ-SM above.

RELATED PARTY TRANSACTIONS

In the ordinary course of our business, we engage in a variety of transactions with certain of our affiliates and related parties. Financial information concerning these transactions is set forth in Note 40 to our audited consolidated financial statements as of and for the year ended December 31, 2021, appearing elsewhere in this annual report. In accordance with the Chilean Corporations Law, related party transactions in publicly held corporations and its affiliates are defined as every negotiation, act, contract or operation in which the corporation deals with any of the following persons: (i) one or more persons related to the corporation, in accordance with the Chilean Securities Law No. 18,045; (ii) a director, manager, administrator, main executive or liquidator of the corporation, acting on its own behalf or on behalf of third parties, or their respective husband or wife or any other person to which such director, manager, administrator, main executive or liquidator has a second degree relationship with (either by consanguinity or affinity); (iii) companies or corporations in which the persons mentioned in the previous item are owners, directly or through other juridical or natural persons, of 10% or more of its capital, or directors, managers, administrators or main executives; (iv) those established in the bylaws of the corporation or those identified by the directors committee on a well-founded basis, as the case may be, even in the event of those set out at the final paragraph of article 147; or (v) any person who has acted as a director, manager, administrator, main executive or liquidator of the corporation within 18 months of the relevant transaction.

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

On July 19, 2007, Quiñenco, Citigroup Inc. and Citibank Overseas Investment Corporation entered into a Master Joint Venture Agreement (the “Framework Agreement”) that set forth the parameters of a partnership between Quiñenco and Citigroup Inc., including the eventual merger of Citibank Chile into us. The Framework Agreement provided that Citigroup Inc. would initially acquire a 32.96% equity interest in LQIF, our controlling shareholder, and would be entitled to increase its stake in LQIF to either 41.4778% or 50% through the exercise of several options. Citigroup Inc. could also be required to increase its stake in LQIF to 50% if Quiñenco exercised a put option under the Framework Agreement. The acquisition by Citigroup Inc. of its initial interest in LQIF occurred, with effect on January 1, 2008, under the terms of the Framework Agreement and the corresponding Merger Agreement between us and Citibank Chile dated December 26, 2007. For purposes of the Merger Agreement, the operations and businesses of Citibank Chile that were effectively contributed to us were deemed to represent 10.497% of the post-merger entity and, together with other assets and businesses contributed by Citigroup Inc. to LQIF, were the basis for the issuance by LQIF of the 32.96% equity interest in LQIF transferred to Citigroup Inc. As consideration for the merger, we issued and conveyed to LQIF (and indirectly, the holders of Citibank Chile shares) 8,443,861,140 no-par value “Banco de Chile-S” series shares (which, as of the date hereof, were converted into ordinary shares, by means of the amendment of the Bank’s bylaws).

Under the Framework Agreement, Quiñenco remains as the controlling shareholder of LQIF and therefore of us, while Citigroup Inc. is granted certain governance and other shareholder rights in LQIF. With respect to the governance rights in us, Citigroup Inc. had the right to name two directors to our 11-member board of directors (later amended as explained below), while Quiñenco maintained the right to appoint a majority of our board of directors. Citigroup Inc. also has the power to propose the appointment of certain of our executive officers (including our chief financial officer) and at least one representative on our directors/audit committees. Under this agreement, Citigroup Inc. was also granted certain veto rights over certain “fundamental strategic decisions” (as defined in the Framework Agreement), such as the delisting of our ADSs from the New York Stock Exchange or the delisting of our shares from the Santiago Stock Exchange and the Bolsa Electrónica de Chile, entry into new lines of business or large acquisitions, approval of related party transactions and changes to our bylaws or organizational documents. Furthermore, Citigroup Inc. agreed to purchase substantially all of the assets of our North American (i.e., Miami and New York) branches for U.S.$130 million. The Framework Agreement also sets forth a series of ancillary agreements proposed to be entered into by the parties to the Framework Agreement and some of their affiliates.

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

On December 19, 2008, Quiñenco, Citigroup Inc. and Citibank Overseas Investment Corporation amended the Framework Agreement (the “2008 Amendment”), and through it the Shareholders’ Agreement mentioned below. The 2008 Amendment provided that if Citigroup Inc. did not acquire 8.52% of LQIF’s shares (to hold at least a 41.4778% ownership interest in LQIF) as a consequence of the actions and decisions of any relevant authority in the United States, Quiñenco shall have the right to compensation as provided in the 2008 Amendment, and Citigroup Inc. shall have the option of acquiring either a 41.4778% or a 50% interest in LQIF. Furthermore, the 2008 Amendment provided that if for any reason Citigroup Inc. did not exercise any of the call options mentioned in the previous sentence, Quiñenco or its affiliates, as applicable, shall be entitled to require Citigroup Inc. to sell to them a number of shares of LQIF such that, after such sale, Quiñenco shall directly or through its affiliates own an 80.1% ownership interest in LQIF. If this had occurred, Citigroup Inc.’s governance and other shareholder rights mentioned in the preceding paragraph should have been those provided in Clause Six of the Shareholders’ Agreement referred to below. Notwithstanding these provisions, on January 29, 2010, Citigroup Inc. exercised a call option to acquire 8.52% of LQIF’s shares and, on March 15, 2010, Citigroup Inc. exercised another call option to acquire an additional 8.52% of LQIF’s shares. Consequently, since April 30, 2010 Citigroup Inc. and Citigroup Overseas Investment Corporation indirectly own 50% of LQIF. As a result, since April 30, 2010, Citigroup Inc. has been granted certain corporate governance rights over us, as described above.

Effective January 9, 2014, Quiñenco Citigroup Inc. and Citibank Overseas Investment Corporation entered into an amendment to the Framework Agreement, and additionally Quiñenco, Citigroup Chile S.A. and other shareholders of LQIF entered into an amendment to the Shareholders’ Agreement (as defined below) (collectively, the “2014 Amendments”), to, among other things, reduce LQ Inversiones Financieras S.A.’s minimum shareholding in Banco de Chile (direct and indirect) from 58.33% to 51%. Prior to the 2014 Amendments, Citigroup had the right to appoint five of the permanent members of our board of directors, provided that the number of directors Citigroup had the right to appoint was reduced by the number of directors appointed by minority shareholders, subject to a minimum of one permanent director appointed by Citigroup. Pursuant to the 2014 Amendments, Citigroup maintains its right to appoint five of the permanent members of our board of directors, except that in the event our minority shareholders appoint five permanent directors and thus no person proposed by Citigroup can be appointed as a permanent director, then Citigroup shall have the right to appoint two alternate directors.

On December 27, 2007, Quiñenco, Citigroup Chile S.A. and the minority shareholders of LQIF entered into a shareholders’ agreement (the “Shareholders’ Agreement”) that formalized the rights of Citigroup Inc. with respect to the governance rights in us as set forth in the Framework Agreement (and as discussed in the preceding paragraphs). The Shareholders Agreement, as amended, became effective on January 1, 2008.

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

On September 25, 2009, we entered into a Master Services Agreement with Citigroup Inc. This agreement regulates and supplements certain reciprocal services that, before the merger between us and Citibank Chile, had been provided pursuant to the terms of certain service agreements then in effect between Citigroup Inc. (and certain of its affiliates) and Citibank Chile, which were assumed, after the merger, by us as legal successor to Citibank Chile. Furthermore, this agreement seeks to foster global connectivity with respect to the banking and financial services referred to in the Global Connectivity Agreement and in the other agreements executed with Citigroup Inc. mentioned above. This agreement has been restated and amended as further explained below.

On October 22, 2015 and effective January 1, 2016, we entered into a new Global Connectivity Agreement, a new Cooperation Agreement, and a new Trademark License Agreement with Citigroup Inc., replacing the original agreements mentioned above (the “2015 Global Connectivity Agreement”, “2015 Cooperation Agreement” and “2015 Trademark License Agreement”, respectively). Later, the 2015 Global Connectivity Agreement was amended on April 26, 2021 and August 31, 2021. As for the 2015 Trademark License Agreement, it was replaced by the Amended and Restated Trademark License Agreement dated November 29, 2019, for the same term as the 2015 Cooperation Agreement (the “2019 Amended and Restated Trademark License Agreement”).

On January 26, 2017, we entered into a new Master Services Agreement with Citigroup Inc. replacing the original agreement dated September 25, 2009, which expired on January 1, 2017. This agreement was retroactively effective on January 1, 2017 and has the same duration of the 2015 Cooperation Agreement as mentioned above. The new Master Services Agreement regulated certain reciprocal services to be provided by the parties and seeks to foster global connectivity with respect to the banking and financial services referred to in the 2015 Global Connectivity Agreement and in the other agreements executed with Citigroup Inc. This agreement was restated and amended on November 29, 2019 (the “2019 Amended and Restated Master Services Agreement”), and then again in 2021 as explained below.

The 2015 Global Connectivity Agreement, the 2015 Cooperation Agreement and the 2019 Amended and Restated Trademark License Agreement each have a duration period of two years and have been extended several times. The last time such agreements were extended was on August 31, 2021, when the parties agreed to extend their terms from January 1, 2022 to January 1, 2024. However, the parties may convene before August 31, 2023 to agree on an extension to these agreements for a new period of two years commencing on January 1, 2024 until January 1, 2026. In the event that the parties do not agree to an extension, these agreements will be automatically extended once for a period of one year starting January 1, 2024 until January 1, 2025, the date on which they shall terminate without any formality. If the parties agree to the two-year extension mentioned above, the same renewal procedure may be used by the parties to extend the agreements in the future, as many times as they agree. Likewise, on August 31, 2021, the parties entered into an Amended and Restated Master Services Agreement for the same term as the agreements mentioned above in this paragraph, which replaced the 2019 Amended and Restated Master Services Agreement.

On December 19, 2016, by means of a public deed signed before the Public Notary Mr. René Benavente Cash, Banco de Chile acquired all of the shares of Promarket S.A. (our subsidiary) held by our subsidiary Banchile Asesoría Financiera S.A. Pursuant to the Chilean Corporations Law Article 103 N° 2, after a period of ten days starting from the date of acquisition, Promarket S.A. was dissolved, and Banco de Chile became its legal successor.

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

On November 29, 2021, Banco de Chile (holder of a 29.63% share ownership) and all of the other shareholders of Operadora de Tarjetas de Crédito Nexus S.A. (“Nexus”), a company whose purpose is to provide credit card processing services, agreed to sell 100% of their shares in Nexus to a third party. The transaction is subject to the fulfillment of a series of conditions, including the authorization of the CMF and the approval of the Fiscalía Nacional Económica (Chilean Antitrust Prosecution Office).

In addition to the aforementioned regulation set forth in the Chilean Corporations Law, the CMF provides certain rules on related party transactions in Chapter 12-4 of the Recopilación Actualizada de Normas for purpose of regulatory lending limits. To some extent, such regulation differs from the Chilean Corporations Law in the treatment and definition of related party transactions. Further, in accordance with CMF’s Compendium of Accounting Standards, a note addressing our transactions with related parties must be included in our audited consolidated financial statements. Such note has to comply with the aforementioned CMF rules on related parties and must be prepared in accordance with Chilean GAAP as issued by the CMF.

For more information on our transactions with related parties, see Note 40 to our audited consolidated financial statements as of and for the year ended December 31, 2021, appearing elsewhere in this annual report.

Loans to Related Parties

As disclosed in Note 40(c) to our audited consolidated financial statements as of and for the year ended December 31, 2021 appearing elsewhere in this annual report, we incurred an aggregate of Ch$205,666 million in expenses and recorded Ch$224,814 million in income from transactions with related parties in 2021, other than loans.

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

We held an aggregate of Ch$560,456 million in loans (before deducting allowances for loan losses) to related parties, including Ch$255,578 million in collateral pledged by related parties, as of December 31, 2021. See Note 40(a) to our audited consolidated financial statements as of and for the year ended December 31, 2021 appearing elsewhere in this annual report for details concerning on these transactions.

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

As of the date of this annual report, there are no new developments on this case.

Consumer Protection Claim

In March 2022, we were notified of a lawsuit filed by SERNAC on the grounds that: 1) the Bank allegedly charges certain expenses and judicial collection fees that, under SERNAC’s view, should be charged within applicable limits; and 2) certain contractual clauses should be declared as abusive. In the lawsuit, SERNAC requests the court to order the Bank to reimburse the purportedly overcharged expenses and fees and to apply the maximum legal fines. The Bank has contested this lawsuit, seeking its full dismissal in accordance with the terms and defenses set out in the Bank’s court filing, which was filed in April 2022. As of the date of this annual report, it is not possible to estimate the monetary amounts involved in this claim or to determine whether it could have a material impact on our results of operations.

Spanish Court’s Request to Chilean Judicial Authorities

Please refer to “Item 8. Financial Information–Legal Proceedings–Request from Spanish Court to Chilean Authorities” of the Bank’s Form 20-F for the year ended December 31, 2013, as filed with the U.S. Securities and Exchange Commission on April 25, 2014. As described therein, the applicable Spanish court sent a rogatory letter to the applicable Chilean judicial authorities in order to notify them that a lawsuit pending before the Spanish Court had been amended to add causes of action concerning concealment of assets and money laundering against our chairman and the former manager of our former New York branch and against us, Banchile Corredores de Bolsa S.A. and Banchile Administradora General de Fondos S.A., the latter three facing subsidiary civil liability only. The rogatory letter, among other items, requested a joint guarantee from the defendants in the amount of U.S. $77,348,374 and, if the aforementioned parties were not to grant such a joint guarantee, requested the attachment of assets of up to U.S. $103,131,165. In April 2012, the Spanish court temporarily dismissed such lawsuit on the grounds that Chilean judicial authorities were investigating the same matters and, therefore, should take lead on said investigation. Likewise, the Chilean judicial investigation, where no charges were filed against us or our related parties, was temporarily dismissed in January 2014. However, the Spanish investigation was reopened in 2021. As such, we hereby provide an update of the current status.

In January 2021, the Criminal Chamber of the National Audience of Spain, sustaining a petition from the plaintiff, ordered the reopening of this investigation and later the Spanish court requested that a new rogatory letter be sent to the Chilean judicial authorities, requesting that we, our subsidiaries, Banchile Corredores de Bolsa S.A. and Banchile Administradora General de Fondos S.A., and our Chairman be given notice of the reopening of this investigation.

In August 2021, the Chilean Supreme Court admitted this new rogatory letter, deciding that the information sent merely exhibits a dismissal and reopening of the investigation, and that it does not contain any substantive pronouncement that could affect the jurisdiction of the Chilean courts or Chile’s sovereignty. It is worth noting that the notice of the reopening of this investigation does not in any way make the persons so notified parties to the Spanish proceeding, nor does it imply the formulation of charges against them. Further, the competence and jurisdiction to hear the above-mentioned facts corresponds exclusively to the Chilean courts.

In January 2022, the Chilean Supreme Court received a rogatory letter from the applicable Spanish court, which as of this date is currently in process. This rogatory letter intends to notify the Chilean Supreme Court of the same lawsuit filed in that court, in relation to concealment of assets and money laundering against us, Banchile Corredores de Bolsa S.A., Banchile Administradora General de Fondos S.A. and our chairman, as described above.

Public Prosecutor Investigation Against Former Commander in Chief

In August 2021, the Chilean Public Prosecutor requested us to provide background information of our compliance with the crime prevention models set forth in local legislation and their implementation in relation to certain transactions carried out by the former Commander in Chief of the Chilean Army, Mr. Juan Miguel Fuente-Alba and his spouse. We also received supplementary requirements after the initial request.

These requests from the Chilean Public Prosecutor’s Office are due to an investigation of the purported criminal liability of legal entities or natural persons, other than Mr. Fuente-Alba and his spouse, who are currently defendants in criminal proceedings. Further, this investigation includes banks or financial institutions, and some related parties, who may have been involved in money laundering in connection with the criminal proceedings against Mr. Fuente-Alba.

We are cooperating fully in the investigation and providing the necessary documentation to the Chilean Public Prosecutor.

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

Cash Dividends

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

In March 2021, our shareholders at the ordinary annual shareholders meeting agreed to the distribution and payment of dividend No. 209 in the amount of Ch$2.18053623438 per ordinary share, with a corresponding charge to our 2020 net distributable income.

In March 2022, our shareholders at the ordinary annual shareholders meeting agreed to the distribution and payment of dividend No. 210 in the amount of Ch$5.34393608948 per ordinary share, with a corresponding charge to our 2021 net distributable income.

The following table sets forth the cash dividends declared per common share during the years ended December 2019, 2020 and 2021:

	As of and for the Year Ended December 31,
	2019		2020		2021		2021
	(in Ch$, except percentages)						(in U.S.$)
Chile GAAP:
Dividend payout ratio(1)		59.90%		59.11%		47.56%		‒
Dividend per Common Share(2)–for shares not pledged to the Central Bank	Ch$	3.70	Ch$	3.47	Ch$	2.18	U.S.$	0.0003
Dividend per Common Share(2)–for shares pledged to the Central Bank(3)		3.11		‒		‒		‒
Average Dividend per Common Share	Ch$	3.53	Ch$	3.47	Ch$	2.18	U.S.$	0.0003

(1)	Dividends per share are calculated by dividing the amount of the dividend paid during each year by the previous year’s number of shares outstanding.
(2)	The Central Bank subordinated debt was fully paid on April 30, 2019. For more information, see both “Item 4 Information on the Company History and Development of the Bank The 1982-1983 Economic Crisis and the Central Bank Subordinated Debt” and “Item 7. Major Shareholders and Related Party Transactions—Ownership Structure.”
(3)	On April 30, 2019, the last installment of the subordinated debt was paid to the Central Bank.

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

Stock Dividends

During 2019, no stock dividends, in the form of fully paid-in shares, were distributed to our shareholders.

During 2020, no stock dividends, in the form of fully paid-in shares, were distributed to our shareholders.

During 2021, no stock dividends, in the form of fully paid-in shares, were distributed to our shareholders.

Capital Increases

During 2019, no stock dividends, in the form of fully paid-in shares, were paid to our shareholders.

During 2020, no stock dividends, in the form of fully paid-in shares, were distributed to our shareholders.

During 2021, no stock dividends, in the form of fully paid-in shares, were distributed to our shareholders.

ADR Holders

Dividends payable to holders of our ADSs are net of conversion expenses of the depositary and are subject to Chilean Withholding Tax, currently set at the rate of 35%, subject to certain credits and ISFUT regime. For further information on these taxes and ISFUT see “Item 5. Operating and Financial Review and Prospects—Operating Results—Income Tax and Item 10. Additional Information—Taxation—Chilean Tax Considerations”. Owners of our ADSs are not charged any fees by us with respect to cash or stock dividends.

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

The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The Santiago Stock Exchange, which is Chile’s main exchange, had a market capitalization of approximately U.S.$152,029 million as of December 31, 2021. As of the same date, the total annual trading turnover was approximately U.S$47,161 million while the average monthly trading turnover was approximately U.S.$3,930 million. The Santiago Stock Exchange was established in 1893 and is a private company whose equity consists of 48 million shares owned by 70 shareholders as of December 31, 2021. As of the same date, 194 companies by means of 209 series of stocks were listed on the Santiago Stock Exchange.

In addition, as reported by the Santiago Stock Exchange, the ten largest companies in terms of market capitalization represented approximately 49.3% of the Santiago Stock Exchange’s aggregate market capitalization as of December 31, 2021. As of the same date, the ten most traded companies accounted for approximately 64.2% of the Santiago Stock Exchange’s equity trading. During 2021 approximately 41% of the companies listed on the Santiago Stock Exchange had their shares traded on an average of 70% or more of the exchange’s trading days.

Our ADSs, each representing 200 shares of common stock, without nominal (par) value, have been listed on the NYSE since January 2, 2002 under the symbol “BCH”. JPMorgan Chase Bank is our depositary for purposes of the ADSs. As of December 31, 2021, a maximum of 5,316,195 ADSs were outstanding (equivalent to 1,063,239,000 shares of common stock or 1.05% of the total number of issued shares of common stock as of the same date). Since certain of our ADSs are held by brokers or other nominees, the number of record holders in the United States may not be fully indicative of the number of direct beneficial owners in the United States or of where the beneficial owners of such shares are resident.

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

The table below shows, for the periods indicated, the annual, quarterly and monthly high and low closing prices (in nominal Chilean pesos) of the traded shares of our securities, labeled “Chile” series, on the Santiago Stock Exchange and the Electronic Stock Exchange:

	Santiago Stock Exchange		Electronic Stock Exchange
Period	High	Low	High	Low
	(Ch$ per share of our common stock)(1)
Annual Price History
2016	79.3	68.6	80.0	68.7
2017	100.4	76.9	104.0	75.0
2018	105.3	94.6	105.0	99.0
2019	105.5	79.0	106.0	79.0
2020	88.5	57.0	87.6	58.8
2021	89.8	66.4	89.8	66.5
2022 (through April 20)	90.0	68.8	87.9	68.6
Quarterly Price History
2016
1st Quarter 2016	76.3	68.6	76.4	68.7
2nd Quarter 2016	72.5	69.6	73.6	69.5
3rd Quarter 2016	75.7	70.1	75.8	70.1
4th Quarter 2016	79.3	73.7	80.0	73.4
2017
1st Quarter 2017	83.0	76.9	83.0	75.0
2nd Quarter 2017	87.6	80.1	88.0	79.5
3rd Quarter 2017	97.6	86.9	97.9	86.1
4th Quarter 2017	100.4	87.8	104.0	87.5
2018
1st Quarter 2018	105.3	99.0	105.0	99.0
2nd Quarter 2018	102.0	97.4	101.9	97.5
3rd Quarter 2018	103.1	96.6	104.0	96.2
4th Quarter 2018	101.3	94.6	100.9	95.5
2019
1st Quarter 2019	105.5	99.2	106.0	98.8
2nd Quarter 2019	101.9	96.8	101.9	96.8
3rd Quarter 2019	105.0	99.0	104.6	99.7
4th Quarter 2019	103.0	79.0	103.0	79.0
2020
1st Quarter 2020	88.5	57.0	87.6	59.2
2nd Quarter 2020	78.3	66.5	77.8	66.7
3rd Quarter 2020	79.0	58.8	79.0	58.8
4th Quarter 2020	75.0	59.2	76.5	59.4
2021
1st Quarter 2021	89.8	73.2	89.8	72.5
2nd Quarter 2021	86.5	66.9	86.5	66.8
3rd Quarter 2021	78.0	66.4	77.7	66.5
4th Quarter 2021	83.5	66.6	83.1	67.5
2022
1st Quarter 2022	90.0	68.8	87.9	68.6
2nd Quarter 2022 (through April 20)	89.5	84.0	86.8	83.6
Monthly Price History
November 2021	83.5	72.3	83.1	71.0
December 2021	78.5	66.6	79.3	67.6
January 2022	80.5	68.8	81.1	68.5
February 2022	86.5	79.2	85.9	79.6
March 2022	90.0	81.5	88.3	81.1
April 2022 (through April 20)	89.5	84.0	86.8	83.6

Sources: Santiago Stock Exchange and the Electronic Stock Exchange—Official Quotation Bulletins and Bloomberg.

(1)	Pesos per share reflect nominal price at trade date.

The table below shows the annual, quarterly and monthly high and low closing prices, as reported by the NYSE:

	New York Stock Exchange
Period	High	Low
	(U.S.$ per ADS)(1)
Annual Price History
2016	72.48	56.27
2017	98.14	69.91
2018	105.50	27.88
2019	32.48	19.78
2020	22.40	13.62
2021	24.98	15.71
2022 (through April 20)	22.62	16.26
Quarterly Price History
2016
1st Quarter 2016	65.35	56.27
2nd Quarter 2016	65.86	60.20
3rd Quarter 2016	69.30	63.31
4th Quarter 2016	72.48	66.32
2017
1st Quarter 2017	74.95	69.91
2nd Quarter 2017	79.04	72.70
3rd Quarter 2017	92.99	77.89
4th Quarter 2017	98.14	80.64
2018
1st Quarter 2018	105.50	98.75
2nd Quarter 2018	102.16	92.10
3rd Quarter 2018	95.00	84.54
4th Quarter 2018	91.41	27.88
2019
1st Quarter 2019	32.48	28.74
2nd Quarter 2019	30.08	27.76
3rd Quarter 2019	29.60	27.46
4th Quarter 2019	28.84	19.78
2020
1st Quarter 2020	22.40	13.62
2nd Quarter 2020	20.52	15.78
3rd Quarter 2020	19.91	14.91
4th Quarter 2020	20.82	14.95
2021
1st Quarter 2021	24.98	20.12
2nd Quarter 2021	24.73	18.59
3rd Quarter 2021	19.84	17.15
4th Quarter 2021	20.25	15.71
2022
1st Quarter 2022	22.62	16.26
2nd Quarter 2022 (through April 20)	21.91	20.78
Monthly Price History
November 2021	20.25	17.65
December 2021	18.68	15.71
January 2022	20.07	16.26
February 2022	21.68	19.48
March 2022	22.62	20.68
April 2022 (through April 20)	21.91	20.78

Source: Bloomberg.

(1)	One ADS represents 200 shares of common stock since November 23, 2018. Before that date, one ADS represented 600 shares of common stock.
(2)	One Trading Unit represents 600 shares of common stock.

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

The Chilean securities markets are principally regulated by the CMF under the Securities Market Law and the Chilean Corporations Law. In the case of banks, compliance with these laws is also supervised by the CMF.

Purpose

Our corporate purpose is to undertake all acts, contracts, business and transactions as the General Banking Act allows banking institutions to undertake, without prejudice to expanding or restricting our scope of action consistent with current legal precepts or such as may be established in the future.

Capitalization

As of April 20, 2022, there are 101,017,081,114 Banco de Chile shares outstanding of our capital stock. All of such shares are fully paid.

Our shares are no par value and full voting rights. There are no legal restrictions on the payment of dividends from our net income, except that we may only pay a single dividend per year (i.e., interim dividends are not permitted). Under the Chilean Corporations Law and regulations issued thereunder, Chilean public corporations are generally required to distribute at least 30% of their consolidated annual earnings as dividends, except to the extent they have accumulated losses. Under the General Banking Act, a Chilean bank may pay dividends upon approval of its shareholders from (i) net earnings of previous fiscal years (i.e., interim dividends are not permitted), (ii) the reserve kept for that purpose or (iii) other funds permitted under Chilean law. In addition, according to the General Banking Act the amount of dividends that may be paid by Chilean banks is limited if mandatory additional capital requirements, and/or additional counter-cyclical buffer capital requirements that may be requested by the Central Bank, are not met. For more information on the Chilean banking legislation, see “Item 4. Information on the Company—Regulation and Supervision—Modifications to the General Banking Act.”

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

According to Article 96 of the Chilean Securities Market Law, a business group is a group of entities with such ties in their ownership, management or credit liabilities that it may be assumed that the economic and financial action of such members is directed by, or subordinated to, the joint interests of the group, or that there are common credit risks in the credits granted to, or in the acquisition of securities issued by, them. According to the Chilean Securities Market Law, the following entities are part of the same business group:

●	a company and its controller;

●	all the companies with a common controller together with that controller; and

●	all the entities that the CMF declares to be part of the business group due to one or more of the following reasons:

○	a substantial part of the assets of the company is involved in the business group, whether as investments in securities, equity rights, loans or guaranties;

○	the company has a significant level of indebtedness and the business group has a material participation as a lender or guarantor of such indebtedness;

○	the company is a member of a controlling group of any company of those mentioned in the first two bullets above and there are reasons grounded in ties in the ownership, management or credit liabilities to include it in the business group; or

○	the company is controlled by a member of the controller of any of the entities of the business group if the latter is formed by more than one entity and if there is more than one group of controlling entities and there are reasons grounded in ties in the ownership, management or credit liabilities to include it in the business group.

The General Banking Act provides that, as a matter of public policy, no person or company may acquire, directly or indirectly, more than 10% of the shares of a bank without the prior authorization of the CMF, which may not be unreasonably withheld. The prohibition also applies to beneficial owners of ADSs. In the absence of such authorization, any person or group of persons acting in concert would not be permitted to exercise voting rights with respect to the shares or ADSs acquired. In determining whether or not to issue such an authorization, the CMF considers factors given by the General Banking Act.

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

According to the General Banking Act, a bank may not grant loans to related parties on terms more favorable than those generally offered to non-related parties. Article 84 No. 2 of the General Banking Act and the regulations issued by the CMF provides that a natural person will not be considered related to the bank by the mere fact of owning up to 1% of the shares of such bank. Likewise, a legal person will not be considered to be related to the bank by the mere fact of owning directly, indirectly or jointly with other companies with which it forms a unit of economic interest, up to a 1% of the bank’s shares. The foregoing percentages shall be 5% in the case of shareholders, whether natural or legal persons, of a bank whose shares are traded on a stock exchange. Additionally, the General Banking Act imposes certain restrictions on the amounts and terms of loans made by banks to related parties. These provisions would also apply to beneficial owners of ADSs representing more than 1% or 5%, as applicable, of the shares. For further information, see “Item 4. Information on the Company—Regulation and Supervision—Lending Limits.”

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

Our shareholders’ meeting held in 2019 were:

●	The ordinary annual shareholders’ meeting held on March 28, 2019, where our shareholders agreed to the distribution and payment of dividend No. 207, in the amount of Ch$3.52723589646 per Banco de Chile common share, with a charge to 2018 net distributable income of Banco de Chile.

Our shareholders’ meetings held in 2020 were:

●	The ordinary annual shareholders’ meeting held on March 26, 2020, where our shareholders agreed to the distribution and payment of dividend No. 208, in the amount of Ch$3.47008338564 per Banco de Chile common share, with a charge to 2019 net distributable income of Banco de Chile.

Our shareholders’ meetings held in 2021 were:

●	The ordinary annual shareholders’ meeting held on March 25, 2021, where our shareholders agreed to the distribution and payment of dividend No. 210, in the amount of Ch$2.18053623438 per Banco de Chile common share, with a charge to 2020 net distributable income of Banco de Chile.

As of April 20, 2022, the following shareholders’ meeting had been held:

●	The ordinary annual shareholders’ meeting held on March 17, 2022, where our shareholders agreed to the distribution and payment of dividend No. 211, in the amount of Ch$5.34393608948 per Banco de Chile common share, with a charge to 2021 net distributable income of Banco de Chile.

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

On April 16, 2001, the Central Bank eliminated the prior foreign exchange restrictions, replaced the former Compendium of Foreign Exchange Regulations (“Compendium”) by a new one, and eliminated Chapter XXVI of the old Compendium, which regulated the establishment of an ADR facility by a Chilean company. Notwithstanding such replacement, the special regime of Chapter XXVI continued in force for Banco de Chile’s ADS program until March 7, 2011, when the Central Bank, JPMorgan Chase Bank N.A., as depositary bank, and Banco de Chile executed an agreement that terminated the Convención Cambiaria (“Exchange Convention”). As a consequence of such termination, the special exchange regime established in the Exchange Convention is no longer applicable. Thus, the Deposit Agreement, as amended from time to time, and Banco de Chile’s ADS program are subject to the exchange regulations of general applicability of Chapter XIV of the Compendium or such new regulations that may be issued in the future. Copies of amendments to the Deposit Agreement can be found as Exhibits to this annual report.

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

For Chilean tax law purposes, under Law No. 21,210 published on February 24, 2020, an individual holder resides in Chile if the individual has resided in Chile for more than 183 days within the last 12 months. On its turn, for Chilean tax law purposes an individual holder is domiciled in Chile if he or she resides in Chile with the real or supposed purpose of staying in the country. Domicile is defined as residence in a place with the intention of staying there. The intention is proved through facts and circumstances. Accordingly, the Chilean Internal Revenue Service has interpreted that an individual without residence in Chile may, nonetheless, be considered as domiciled in Chile since the day of entry into the country if he or she intends to stay in Chile and such intention is evidenced, for example, by circumstances such as the acceptance of a job position in Chile or the relocation of his or her family to the country, among other considerations. Recently, the Chilean Internal Revenue Service has also interpreted that an individual may lose residence when he or she is absent from Chile for more than 184 days in 12 consecutive months and that he or she may lose his or her domicile when he or she no longer has the main seat of his business in Chile. Chilean Internal Revenue Service established affidavits for those who express their intention to acquire or lose domicile in Chile which will be considered together with other circumstances to define the quality of domiciled in the country.

Under the current constitution, taxes in Chile are governed by the principle of legality, which precludes the creation, suppression, modification, reduction or waiving of taxes, its essential elements, their form of computation, their collection or their form, proportionality or progression by any means other than a law. Chilean tax authorities, however, have the power to interpret tax laws by issuing rulings and regulations of either general or specific application.

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

In September 2020, Law No 21,256 was enacted establishing additional tax measures as part of the emergency plan for economic reactivation following the COVID-19 pandemic. Among others, the main measures included in this law were: (i) a temporary reduction of the statutory corporate tax rate to 10% for SMEs for the fiscal years 2020, 2021 and 2022, (ii) a refund of accumulated VAT for purchases and/or services acquired between January and May 2020 by SMEs, and (iii) a temporary additional accelerated depreciation for fixed assets newly and imported acquired between June 1, 2020 and December 31, 2022, for all types of companies.

In February 2022, Law 21,420 was published, reducing or eliminating a series of tax exemptions. As a result: (i) the taxation of services with VAT was extended to any service that is not exempt provided that it is a service performed after January 1, 2023; (ii) financial leasing agreements entered into on or after January 1, 2023, will have the same treatment for tax and financial purposes; (iii) a single tax of 10% is applied to the capital gains produced by the sale of actively traded stocks (under definitions established by the Chilean IRS) provided that the requirements established by Article N° 107 of the Chilean Income Tax Law apply to sales on or after September 1, 2022 and local or foreign institutional investors are excluded; (iv) profits from life insurance contracts entered into on or after February 4, 2022 will pay inheritance tax; (v) the rate of the upper bracket of the wealth tax on real estate is increased from 0.275% to 0.425%, effective January 1, 2023; (vi) the special VAT credit is eliminated for construction companies that build affordable homes for sales from 1 January 2025 onwards; (vii) 2% annual tax on expensive aircraft, helicopters, yachts and vehicles is implemented; (viii) tax benefits of affordable housing under DFL No. 2 of 1959 are reduced only to individuals and maximum for two homes, regardless of the date of acquisition form January 1, 2023; (ix) credit for the purchase of fixed assets is eliminated for large companies; (x) the value of mining patents is increased.

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

All dividends will be attached with a provisional Corporate Tax credit (applying the rate of the first category in effect) that should be confirmed by the company’s taxable income as of December 31 of the year in which the dividend was paid. If such provisional credit is determined to be totally or partially not applicable at the end of the year because retained taxable profits were not enough to cover the distribution, the company will have to pay on behalf of the foreign holders such balance, along with its annual tax return to be filed on April of the following year. Foreign holders shall reimburse the company the excess resulting from the tax difference originated by the provisional credit.

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

Transitional Article 25 of Law No. 21,210 enacted on February 24, 2020, established an optional and temporary tax regime that allows corporate taxpayers to apply the Substitute Tax for Final Taxes (ISFUT), including Chilean withholding tax, as applicable, on taxable profits generated by companies before December 31, 2016 instead of the marginal tax rate applicable for shareholders. In addition, corporate taxes formerly paid by the companies on profits generated before December 31, 2016 can be considered as a tax credit to be discounted from the 30% associated with the ISFUT. According to the Ordinary Official Letter No. 2,762 issued by the Chilean IRS on October 13, 2021, from a taxation perspective, there is no issue with Chilean companies discounting (and withholding) the ISFUT from distributed dividends. For non-resident shareholders, who are subject to a 35% Chilean withholding tax, after choosing ISFUT, dividend distribution by companies will not affect tax withholding, as they have already paid all taxes in Chile.

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

This exemption regime will only be in force until August 31, 2022, given that, as explained under “Chilean Tax Considerations” above, Law 21,420 established a single 10% tax on the capital gain produced by the sale of actively traded stocks. In any case, the acquirer or the stockbroker must withhold the tax and if they do not know the amount of the capital gain they will apply a provisional withholding of 1% of the sale price of the shares.

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

Amendments to Law No. 21,420 to Article 107 of the Income Tax Act do not affect the capital gain of foreign institutional investors, who will remain exempt from this tax.

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

Also, starting January 1, 2016, the Stamp Tax rate increased from 0.4% to 0.8%, which mainly affects loans and financing. On April 2, 2020, however, the Chilean Government enacted Law No. 21,225 with the purpose of arranging an Emergency Plan in order to mitigate the effects of COVID-19 on the local economy. This plan is composed of various economic and tax measures to ensure liquidity in the local financial system and financing to SMEs and corporations. One of these measures was a temporary reduction of the Stamp Tax to 0% for all lending operations between April and September 2020. In addition, Law 21,307 was published on February 3, 2021, which established a stamp tax exemption for credits granted to small and medium-sized enterprises with a state guarantee until December 31, 2021.

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

The ADSs are listed on the NYSE and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Moreover, as discussed below under “—Passive Foreign Investment Companies,” we believe that we will not be treated as a PFIC for U.S. federal income tax purposes with respect to our 2021 and current taxable year, and based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, relevant market and shareholder data and our current business plans, we do not anticipate becoming a PFIC in the future. However, there can be no assurance in this regard because the PFIC determination is made annually and is based on the portion of our assets (including goodwill) and income that is characterized as passive under the PFIC rules and our continued qualification for an exception to the PFIC rules for certain foreign banks.

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

Any gain or loss realized by a U.S. Holder on such a sale, exchange or other taxable disposition of shares of our common stock generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. If Chilean income tax is withheld on such sale, exchange or other taxable disposition (see “Item 10. Additional Information—Taxation—Chilean Tax Considerations—Capital Gains”), a U.S. Holder’s ability to utilize foreign tax credits in respect of such Chilean income tax may be limited. Alternatively, a U.S. Holder may be able to deduct Chilean income taxes paid with respect to a disposition of shares of our common stock against its taxable income, assuming such U.S. Holder does not take a credit for any foreign income taxes paid or accrued during the taxable year and certain other conditions are met. U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit limitation rules to their investment in, and disposition of, the shares of our common stock.

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

Item 11 Quantitative and Qualitative Disclosures About Market Risk

For quantitative and qualitative information related to market risk, see Note 43 to our audited consolidated financial statements as of and for the year ended December 31, 2021 appearing elsewhere in this annual report.

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

Payments by the Depositary

The Depositary has agreed to reimburse us for certain reasonable expenses related to the ADS program, subject to a cap agreed between the Depositary and us.  These reimbursable expenses currently include, but are not limited to, legal fees, NYSE listing fees, investor relations servicing, investor related presentations, ADR-related advertising and public relations in those jurisdictions in which the ADRs may be listed or otherwise quoted for trading, and accountants’ fees in relation to our regulatory filings. During the year ended December 31, 2021, we received gross reimbursements from the depositary for an amount of U.S.$146,727.

Please refer to Exhibits 2.1, 2.2 2.3 and 2.4 to this annual report for the remaining information relating to our American Depositary Shares required by Item 12 of Form 20-F.

Part II

Item 13 Defaults, Dividend Arrearages and Delinquencies

None.

Item 14 Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15 Controls and Procedures

(a) Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2021.

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

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2021. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO – 2013 framework) in Internal Control-Integrated Framework.

Based on our assessment and those criteria, management believes that the company maintained effective internal control over financial reporting as of December 31, 2021.

(c) Report of Independent Registered Public Accounting Firm on Internal Controls

Ernst & Young Servicios Profesionales de Auditoría y Asesorías SpA (“EY Audit SpA”), the independent registered public accounting firm that has audited our financial statements, has issued an attestation report on our internal control over financial reporting as of December 31, 2021. This attestation report appears on page F-5 of our audited consolidated financial statements as of and for the year ended December 31, 2021.

(d) Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2021 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A Audit Committee Financial Expert

Our board of directors has determined that Mr. Alfredo Ergas, a member of our directors/audit committee who satisfies the independence requirements of both Chilean law and Rule 10A-3 under the Exchange Act, qualifies as an “audit committee financial expert” pursuant to the Instruction to paragraph (a) of this Item 16A. Mr. Ergas possesses vast financial experience evidenced by the fact that he was the Regional Chief Financial Officer and Controller at Enersis, Chief Financial Officer at Endesa Chile and Smartcom and Head of the Money Desk at Santiago S.A. Corredores de Bolsa. He is also chairman at Transportadora de Gas del Peru and member of the board of directors at Grupo Costanera S.A. and Transelec. Further, Mr. Ergas is chairman of the Advisory Committee of the Faculty of Business and Economics at Universidad Chile, where he is also a professor of finance. He holds a business administration degree from Universidad de Chile and an MBA from Trium Global Executive, jointly issued by New York University, the London School of Economics and Political Science and the HEC Paris School of Management.

Item 16B Code of Ethics

In 2008, we adopted a new Code of Ethics, as defined in Item 16B of Form 20-F under the Exchange Act, which we frequently revise and update, and which was last updated in July 2021. The Code of Ethics applies to directors and consultants of our Board, to our chief executive officer, chief financial officer, principal accounting officer and persons performing similar functions, and to all other employees without exception. A current copy of the Code of Ethics, also referred herein as the Code of Professional Ethics, or Code of Conduct is filed as Exhibit 11.1 to this annual report.

The Code of Ethics is available to the general public on our web page at www.bancochile.cl. This URL is intended to be an inactive textual reference only. It is not intended to be an active hyperlink to our website. The information on our website, which might be accessible through a hyperlink resulting from this URL, is not and shall not be deemed to be incorporated into this annual report on Form 20-F.

Item 16C Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, EY Audit SpA, during the fiscal years ended December 31, 2019, 2020 and 2021:

	Year ended December 31,
	2019		2020		2021
	(in millions of Ch$)
Audit fees	Ch$	817	Ch$	772	Ch$	702
Audit-related fees		—		—		—
Tax fees		21		22		25
Other fees		182		—		129
Total fees	Ch$	1,020	Ch$	794	Ch$	856

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

“Audit-related fees” in the above table are the aggregate fees billed by EY Audit SpA for assurance and related services that are reasonably related to the performance of the audit or review of the Bank’s financial statements and are not reported under “audit fees.” Services such as (i) attestation reports not required by statute or regulations and (ii) merger and acquisition due diligence are included in this line item. During 2019, 2020 and 2021, there were no such services rendered.

“Tax fees” in the above table are the aggregate fees billed by EY Audit SpA for permitted tax advisory and tax compliance services.

“All Other fees” in the above table are fees incurred in 2019, 2020 and 2021 related to certain consulting services such as: (i) operational risk assessment, (ii) foreign regulations compliance, and (iii) advisory services.

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

Item 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

We did not make any purchases of our previously issued shares during the fiscal year ended December 31, 2021.

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

Executive Sessions. Non-management directors must meet regularly in executive sessions without management. Independent directors should meet alone in an executive session at least once a year. §303A.03	There is no similar requirement under our bylaws or under applicable Chilean law.

Audit committee. Audit committee must satisfy the independence and other requirements of Rule 10A-3 under the Exchange Act, and the more stringent requirements under the NYSE standards is required. §§303A.06, 303A.07.	We are in compliance with Rule 10A-3. The members of our directors/audit committee are not required to satisfy the NYSE independence and other audit committee standards that are not prescribed by Rule 10A-3.

Nominating/corporate governance committee. Nominating/corporate governance committee of independent directors is required. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. “Controlled companies,” which would include our company if it were a U.S. issuer, are exempt from these requirements. §303A.04	We are not required to have, and do not have, a nominating/corporate governance committee.

NYSE Standards	Our Corporate Governance Practice
Compensation committee. Compensation committee of independent directors is required, which must approve executive officer compensation. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. “Controlled companies,” which would include our company if it were a U.S. issuer, are exempt from this requirement. §303A.05	We are not required to have a compensation committee. Pursuant to the Chilean Corporations Law, our directors/audit committee must approve compensation plans.

Equity compensation plans. Equity compensation plans require shareholder approval, subject to limited exemptions.	Equity compensation plans require shareholder approval, subject to limited exemptions.

Code of Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. §303A.10	We have adopted a code of ethics, also referred herein as Code of Professional Ethics or Code of Conduct, applicable to all of our executive officers, employees, directors and advisors to our board of directors, a version of which is filed as an exhibit to this Form 20-F. We are required by Item 16B of Form 20-F to disclose any waivers granted to our chief executive officer, chief financial officer, principal accounting officer and persons performing similar functions. Our Code of Ethics sets forth the principles and values that govern personnel conduct as well as other issues such as conflicts of interests, usage of privileged information, internal controls for fraud prevention and labor responsibility, among others.

Item 16H Mine Safety Disclosure

Not applicable.

Item 16I Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

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

December 31, 2020 and 2021

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

EY Chile Avda. Presidente Riesco 5435, piso 4, Las Condes, Santiago	Tel: +56 (2) 2676 1000 www.eychile.cl

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Banco de Chile

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Banco de Chile and subsidiaries (the “Bank”) as of December 31, 2021 and 2020, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements“). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Bank as of December 31, 2021 and 2020, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Bank's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 28, 2022 expressed an unqualified opinion thereon.

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

Critical audit matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which they relate.

Allowance for loan losses

Description of the matter

At December 31, 2021, the Bank’s allowance for individual, grouped loan losses and contingent loan risk (ALL) was Ch$ 181,255 million, Ch$ 492,322 million and Ch$ 93,049 million, respectively. As discussed in Note 2 (i) (vii) to the consolidated financial statements, the allowance is calculated using an expected credit loss model (ECL). This allowance represents a probability-weighted amount, which is determined by evaluating a range of possible outcomes and reasonable and supportable information about past events, current and forecasts of market and economic conditions (Forward looking information – FLI). The allowance is based on the ECL associated with the probability of default in the next twelve months unless there has been a significant increase in credit risk (SICR) since origination or there is objective evidence of impairment. In those cases, the allowance is based on the change in the ECL over the life of the financial instrument.

Auditing the allowance for loan losses involves increased complexity and significant auditor judgement, as the process for the assessment of indicators of impairment includes multiple variables, estimates and involves significant judgment. Significant assumptions and judgments with respect to the estimation of the allowance for credit losses include the probability of default, loss given default and forward-looking information, as well as the application of management’s expert credit risk knowledge and judgment.

How we addressed the matter in our audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of the Bank’s controls, including those related to information systems used in the determination of the allowance for credit losses. For example, we tested controls over the identification of indicators of impairment, controls over changes in credit risk-rating, the governance and oversight controls over the review of the overall ECL, management’s review and approval of models used to calculate the ALL, including the data inputs and outputs of those models.

To test the ALL for individual, grouped, and contingent loans, our audit procedures included, among others, involving our credit risk modelling specialists to assist in assessing the methodology, models and assumptions used to estimate ECL, and comparing management’s forward-looking information to publicly available information from independent sources; performing independent recalculations. In addition, we assessed significant changes in credit risk rating triggers and testing the completeness and accuracy of underlying data used in the measurement of the ECL. We also assessed the adequacy of the related financial statements’ disclosures.

/s/ EY Audit SpA

We have served as the Bank’s auditor since 2002.

Santiago, Chile

April 28, 2022

EY Chile Avda. Presidente Riesco 5435, piso 4, Las Condes, Santiago	Tel: +56 (2) 2676 1000 www.eychile.cl

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Banco de Chile

Opinion on Internal Control Over Financial Reporting

We have audited Banco de Chile and subsidiaries’ internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Banco de Chile and subsidiaries (the “Bank”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Bank as of December 31, 2021 and 2020, the related consolidated statements of comprehensive income, changes in equity and cash flows, for each of the three years in the period ended December 31, 2021, and the related notes and our report dated April 28, 2022 expressed an unqualified opinion thereon.

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

/s/ EY Audit SpA.

Santiago, Chile

April 28, 2022

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2020 and 2021

(Expressed in millions of Chilean pesos unless otherwise specified)

		2020	2021	2021
ASSETS	Notes	MCh$	MCh$	ThUS$
Cash and due from banks	6	2,560,216	3,713,734	4,355,622
Transactions in the course of collection	6	163,252	326,446	382,870
Financial assets held-for-trading	7	4,666,156	3,876,695	4,546,750
Investment under resale agreements	8	76,407	64,365	75,490
Derivative instruments	9	2,618,004	2,983,298	3,498,936
Loans and advances to banks	10	2,939,198	1,529,751	1,794,156
Loans to customers at amortized cost	11	30,101,583	33,592,377	39,398,540
Financial assets at fair value through other comprehensive income	12	1,068,153	3,061,174	3,590,272
Financial instruments at amortized cost	13	—	839,744	984,887
Investments in other companies	14	42,338	46,923	55,033
Intangible assets	15	94,111	105,942	124,253
Property and equipment	16	217,928	222,320	260,746
Leased assets	16	118,829	100,188	117,505
Investments properties	17	12,833	12,476	14,632
Current tax assets	18	22,949	—	—
Deferred tax assets, net	18	292,517	276,400	324,173
Other assets	19	556,486	674,115	790,630
TOTAL ASSETS		45,550,960	51,425,948	60,314,495
LIABILITIES
Current accounts and other demand deposits	20	15,167,229	18,542,791	21,747,758
Transactions in the course of payments	6	882,944	210,479	246,859
Obligations under repurchase agreements	8	288,917	95,009	111,431
Saving accounts and time deposits	21	8,899,541	9,140,006	10,719,780
Derivative instruments	9	2,841,653	2,773,476	3,252,848
Borrowings from financial institutions	22	3,669,753	4,861,865	5,702,198
Debt issued	23	8,593,595	9,478,905	11,117,255
Other financial obligations	24	191,713	274,618	322,084
Lease liabilities	16	115,017	95,670	112,206
Current tax liabilities	18	311	112,283	131,690
Provisions	25	237,620	331,884	389,247
Employee benefits	26	111,243	106,963	125,451
Other liabilities	27	554,343	583,027	683,798
TOTAL LIABILITIES		41,553,879	46,606,976	54,662,605
EQUITY
Attributable to equity holders of the parent:
Capital		2,418,833	2,418,833	2,836,908
Reserves		965,140	904,059	1,060,318
Other comprehensive income		(42,776)	41,617	48,810
Retained earnings:
Retained earnings from previous periods		393,186	636,023	745,954
Income for the year		401,629	1,056,316	1,238,891
Less:
Provisions for minimum dividend		(138,932)	(237,877)	(278,992)
SUBTOTAL EQUITY		3,997,080	4,818,971	5,651,889
Non-controlling interest		1	1	1
TOTAL EQUITY	29	3,997,081	4,818,972	5,651,890
TOTAL LIABILITIES AND EQUITY		45,550,960	51,425,948	60,314,495

The accompanying notes 1 to 45 are an

integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

As of December 31, 2019, 2020 and 2021

(Expressed in millions of Chilean pesos unless otherwise specified)

		2019	2020	2021	2021
	Notes	MCh$	MCh$	MCh$	ThUS$

Interest revenue	30	2,113,548	1,876,795	2,388,470	2,801,297
Interest expense	30	(742,270)	(560,007)	(814,448)	(955,219)
Net interest income		1,371,278	1,316,788	1,574,022	1,846,078

Income from fees and commissions	31	589,172	562,146	584,321	685,316
Expense from fees and commissions	31	(131,870)	(116,178)	(129,293)	(151,640)
Net fees and commissions income		457,302	445,968	455,028	533,676

Net financial operating income	32	113,437	(11,279)	186,941	219,252
Foreign exchange transactions, net	33	30,886	156,662	(15,962)	(18,721)
Other operating income	38	32,315	26,671	34,056	39,942
Total operating revenues		2,005,218	1,934,810	2,234,085	2,620,227

Provision for Expected Credit losses	34	(331,601)	(547,106)	(19,172)	(22,486)
OPERATING REVENUES, NET OF PROVISIONS FOR LOAN LOSSES		1,673,617	1,387,704	2,214,913	2,597,741

Personnel expenses	35	(475,599)	(457,176)	(450,952)	(528,895)
Administrative expenses	36	(329,705)	(318,881)	(324,625)	(380,734)
Depreciation and amortization	37	(70,541)	(73,357)	(76,798)	(90,072)
Impairment property and equipment	37	(2,555)	(1,661)	(1,690)	(1,982)
Other operating expenses	39	(23,850)	(26,677)	(30,355)	(35,601)
TOTAL OPERATING EXPENSES		(902,250)	(877,752)	(884,420)	(1,037,284)

NET OPERATING INCOME		771,367	509,952	1,330,493	1,560,457

Income attributable to associates	14	6,039	(5,099)	1,793	2,103
Income before income taxes		777,406	504,853	1,332,286	1,562,560
Income taxes	18	(173,661)	(103,223)	(275,969)	(323,668)
NET INCOME FOR THE YEAR		603,745	401,630	1,056,317	1,238,892

Attributable to:
Equity holders of the parent		603,744	401,629	1,056,316	1,238,891
Non-controlling interest		1	1	1	1

Net income per share from continued operations attributable to equity holders of the parent:	29	Ch$	Ch$	Ch$	US$
Basic net income per share		5.98	3.98	10.46	0.01
Diluted net income per share		5.98	3.98	10.46	0.01

The accompanying notes 1 to 45 are an

integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

As of December 31, 2019, 2020 and 2021

(Expressed in millions of Chilean pesos unless otherwise specified)

		2019	2020	2021	2021
	Notes	MCh$	MCh$	MCh$	ThUS$

NET INCOME FOR THE YEAR		603,745	401,630	1,056,317	1,238,892

Other comprehensive income that will be reclassified subsequently to profit or loss

Net unrealized gains (losses):
Net change in unrealized gains (losses) on financial instruments at fair value through OCI	12	15,969	(8,540)	(52,913)	(62,059)
Gains and losses on derivatives held as cash flow hedges	9	(37,546)	10,358	182,376	213,898
Cumulative translation adjustment		—	—	—	—
Subtotal Other comprehensive income before income taxes		(21,577)	1,818	129,463	151,839

Income tax		5,810	(493)	(45,070)	(52,860)

Total other comprehensive income items that will be reclassified subsequently to profit or loss		(15,767)	1,325	84,393	98,979

Other comprehensive income that will not be reclassified subsequently to profit or loss

Actuarial gains (losses)		(247)	(91)	523	613

Subtotal other comprehensive income before income taxes		(247)	(91)	523	613

Income taxes		66	25	(125)	(147)

Total other comprehensive income items that will not be reclassified subsequently to profit or loss		(181)	(66)	398	466

Subtotal other comprehensive income		(15,948)	1,259	84,791	99,445

TOTAL CONSOLIDATED COMPREHENSIVE INCOME		587,797	402,889	1,141,108	1,338,337

Attributable to:
Equity holders of the parent		587,796	402,888	1,141,107	1,338,336
Non-controlling interest		1	1	1	1

The accompanying notes 1 to 45 are an

integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

for the years ended December 31, 2019, 2020 and 2021

(Expressed in millions of Chilean pesos unless otherwise specified)

			Reserves		Other comprehensive income			Retained earnings
		Paid-in capital	Other reserves	Reserves from earnings	Unrealized gains (losses) on financial assets at FV through OCI	Cumulative translation adjustment	Cash flow hedge adjustment	Retained earnings from previous periods	Income for the year	Provision for minimum dividends	Attributable to equity holders of the parent	Non- controlling interest	Total equity
	Notes	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2019		2,418,833	99,001	761,033	3,649	—	(31,983)	(1,989)	603,633	(178,462)	3,673,715	1	3,673,716
Retention of earnings		—	—	—	—	—	—	152,705	(152,705)	—	—	—	—
Other retention (release) earnings		—	—	94,617	—	—	—	—	(94,617)	—	—	—	—
Defined benefit plans adjustment	29	—	(181)	—	—	—	—	—	—	—	(181)	—	(181)
Dividends distributions and paid		—	—	—	—	—	—	—	(356,311)	178,462	(177,849)	(1)	(177,850)
Valuation adjustment on financial assets at FV through OCI (net)	29	—	—	—	11,641	—	—	—	—	—	11,641	—	11,641
Cash flow hedge adjustment, net	29	—	—	—	—	—	(27,408)	—	—	—	(27,408)	—	(27,408)
Income for the year	29	—	—	—	—	—	—	—	603,744	—	603,744	1	603,745
Provision for minimum dividends	29	—	—	—	—	—	—	—	—	(177,902)	(177,902)	—	(177,902)
Balances as of December 31, 2019		2,418,833	98,820	855,650	15,290	—	(59,391)	150,716	603,744	(177,902)	3,905,760	1	3,905,761
Balances as of January 1, 2020		2,418,833	98,820	855,650	15,290	—	(59,391)	150,716	603,744	(177,902)	3,905,760	1	3,905,761
Retention of earnings	29	—	—	—	—	—	—	242,470	(242,470)	—	—	—	—
Other retention (release) earnings		—	—	10,736	—	—	—	—	(10,736)	—	—	—	—
Defined benefit plans adjustment	29	—	(66)	—	—	—	—	—	—	—	(66)	—	(66)
Dividends distributions and paid	29	—	—	—	—	—	—	—	(350,538)	177,902	(172,636)	(1)	(172,637)
Valuation adjustment on financial assets at FV through OCI (net)	29	—	—	—	(6,236)	—	—	—	—	—	(6,236)	—	(6,236)
Cash flow hedge adjustment, net	29	—	—	—	—	—	7,561	—	—	—	7,561	—	7,561
Income for the year	29	—	—	—	—	—	—	—	401,629	—	401,629	1	401, 630
Provision for minimum dividends	29	—	—	—	—	—	—	—	—	(138,932)	(138,932)	—	(138,932)
Balances as of December 31, 2020		2,418,833	98,754	866,386	9,054	—	(51,830)	393,186	401,629	(138,932)	3,997,080	1	3,997,081
Balances as of January 1, 2021		2,418,833	98,754	866,386	9,054	—	(51,830)	393,186	401,629	(138,932)	3,997,080	1	3,997,081
Retention of earnings	29	—	—	—	—	—	—	242,837	(242,837)	—	—	—	—
Other retention (release) earnings		—	—	(61,479)	—	—	—	—	61,479	—	—	—	—
Defined benefit plans adjustment	29	—	398	—	—	—	—	—	—	—	398	—	398
Dividends distributions and paid	29	—	—	—	—	—	—	—	(220,271)	138,932	(81,339)	(1)	(81,340)
Valuation adjustment on financial assets at FV through OCI (net)	29	—	—	—	(48,742)	—	—	—	—	—	(48,742)	—	(48,742)
Cash flow hedge adjustment, net	29	—	—	—	—	—	133,135	—	—	—	133,135	—	133,135
Income for the year	29	—	—	—	—	—	—	—	1,056,316	—	1,056,316	1	1,056,317
Provision for minimum dividends	29	—	—	—	—	—	—	—	—	(237,877)	(237,877)	—	(237,877)
Balances as of December 31, 2021		2,418,833	99,152	804,907	(39,688)	—	81,305	636,023	1,056,316	(237,877)	4,818,971	1	4,818,972

The accompanying notes 1 to 45 are an

integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2019, 2020 and 2021

(Expressed in millions of Chilean pesos unless otherwise specified)

		2019	2020	2021	2021
	Notes	MCh$	MCh$	MCh$	ThUS$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the year		603,745	401,630	1,056,317	1,238,892
Items that do not represent cash flows:
Depreciation and amortization	37	70,541	73,357	76,798	90,072
Impairment property and equipment	37	2,555	1,661	1,690	1,982
Provision for Expected Credit losses	34	376,153	520,307	93,710	109,907
Provisions for contingent loan risks	34	(45)	73,210	(5,132)	(6,019)
Fair value adjustment of financial assets held-for-trading		294	(909)	6,122	7,180
Provision for deferred income taxes	18	(58,733)	(58,895)	20,163	23,648
Income attributable to associates	14	(6,039)	5,099	(1,793)	(2,103)
Net gain on sales of assets received in lieu of payment	38	(2,560)	(3)	(1,837)	(2,155)
Net gain loss on sales of property and equipment		(90)	(30)	(214)	(251)
Charge-offs of assets received in lieu of payment		—	—	418	490
Other charges (credits) to income that do not represent cash flows		9,477	27,110	13,508	15,843
Net changes in exchange rate, interest and fees accrued on assets and liabilities		146,774	(7,117)	(500,215)	(586,673)

Changes in assets and liabilities that affect operating cash flows:
(Increase) decrease in loans and advances to banks, net		354,308	(1,800,134)	1,409,687	1,653,340
(Increase) decrease in loans to customers at amortized cost		(2,342,112)	(1,140,644)	(2,915,171)	(3,419,034)
(Increase) decrease in financial assets held-for-trading, net		149,292	(2,793,801)	654,841	768,025
(Increase) decrease in other assets and liabilities		129,119	304,426	(341,542)	(400,575)
Increase (decrease) in current accounts and other demand deposits		1,738,840	3,843,145	3,369,787	3,952,227
Increase (decrease) in transactions from reverse repurchase agreements		1,711	(33,488)	(176,369)	(206,853)
Increase (decrease) in saving accounts and time deposits		184,946	(1,901,014)	234,048	274,501
Proceeds from sale of assets received in lieu of payment		30,795	13,730	10,824	12,695
Total cash flows from operating activities		1,388,971	(2,472,360)	3,005,640	3,525,139

CASH FLOWS FROM INVESTING ACTIVITIES:
(Increase) decrease in financial assets at fair value through other comprehensive income		(301,175)	285,558	(2,070,906)	(2,428,845)
(Increase) decrease in financial instruments at amortized cost	13	—	—	(813,477)	(954,080)
Payments for lease agreements	16	(29,374)	(28,705)	(30,585)	(35,871)
Net changes in leased assets	16	(1,725)	(847)	(1,386)	(1,626)
Purchases of property and equipment	16	(43,512)	(28,471)	(34,193)	(40,103)
Proceeds from sales of property and equipment		92	401	214	251
Purchases of intangible assets	15	(20,928)	(18,631)	(30,222)	(35,446)
Investments in other companies	14	(671)	—	(7,847)	(9,203)
Dividends received from investments in other companies	14	552	1,001	1,097	1,287
Total cash flows from investing activities		(396,741)	210,306	(2,987,305)	(3,503,636)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of mortgage financial bonds		(3,268)	(2,382)	(1,633)	(1,915)
Proceeds from bond issuances	23	2,625,176	889,135	1,661,016	1,948,109
Redemption from bond issuances		(1,546,572)	(1,221,026)	(1,338,021)	(1,569,287)
Dividends paid	29	(356,311)	(350,538)	(220,271)	(258,343)
Increase (decrease) in borrowings from foreign financial institutions		44,755	(999,925)	(45,421)	(53,272)
Increase (decrease) in other financial obligations		42,664	52,683	83,137	97,507
Increase (decrease) in borrowings from Central Bank of Chile		—	3,110,600	1,237,814	1,451,760
Other long-term borrowings		—	—	—	—
Payment of other long-term borrowings		(4,005)	(16,963)	(207)	(243)
Total cash flows from financing activities		802,439	1,461,584	1,376,414	1,614,316

TOTAL NET POSITIVE (NEGATIVE) CASH FLOWS FOR THE YEAR		1,794,669	(800,470)	1,394,749	1,635,819
Net effect of exchange rate changes on cash and cash equivalents		34,299	(34,366)	324,965	381,133
Cash and cash equivalents at beginning of year		1,281,278	3,110,246	2,275,410	2,668,696
Cash and cash equivalents at end of year	6	3,110,246	2,275,410	3,995,124	4,685,648
Supplemental disclosure of cash flow information:
Cash received (paid ) during the year for:
Income taxes (paid) received		(6,514)	(70,686)	29,163	34,204
Interest received		2,010,563	1,777,086	1,656,189	1,942,447
Interest paid		(460,115)	(505,557)	(262,894)	(308,333)

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

The consolidated financial statements of the Bank for the year ended December 31, 2021 were authorized for issuance in accordance with the directors’ resolution on April 28, 2022.

2.	Summary of Significant Accounting Policies:

(a)	Basis of preparation:

The Bank’s consolidated financial statements for the years 2019, 2020 and 2021 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

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

The Financial Statements of Banco de Chile as of and for the years ended December 31, 2020 and 2021 have been consolidated with those of its subsidiaries. The financial statements of the Bank’s subsidiaries are prepared for the same reporting year as for Banco de Chile, using consistent accounting policies.

(i)	Subsidiaries

Consolidated Financial Statements as of December 31, 2020 and 2021 incorporate financial statements of the Bank and its subsidiaries. According IFRS 10 –“Consolidated Financial Statements”, control requires exposure or rights to variable returns and the ability to affect those returns through power over an investee. Specifically the Bank has power over the investee when it has existing rights that give it the ability to direct the relevant activities of the investee.

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

The following table details the entities in which the Bank, directly or indirectly – owns a controlling interest and that are therefore consolidated in these financial statements:

				Interest Owned
RUT	Subsidiaries	Country	Functional Currency	Direct		Indirect		Total
				2020	2021	2020	2021	2020	2021
				%	%	%	%	%	%
96,767,630-6	Banchile Administradora General de Fondos S.A.	Chile	Ch$	99.98	99.98	0.02	0.02	100.00	100.00
96,543,250-7	Banchile Asesoría Financiera S.A.	Chile	Ch$	99.96	99.96	—	—	99.96	99.96
77,191,070-K	Banchile Corredores de Seguros Ltda.	Chile	Ch$	99.83	99.83	0.17	0.17	100.00	100.00
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Ch$	99.70	99.70	0.30	0.30	100.00	100.00
96,932,010-K	Banchile Securitizadora S.A. en Liquidación (*)	Chile	Ch$	99.01	99.01	0.99	0.99	100.00	100.00
96,645,790-2	Socofin S.A.	Chile	Ch$	99.00	99.00	1.00	1.00	100.00	100.00

(*) Company in the process of dissolution

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

As of December 31, 2020 and 2021, the Bank does not control and therefore does not consolidate any SPEs.

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

Assets and liabilities in foreign currencies are shown at their equivalent value in Chilean pesos, calculated using the following exchange rates as of December 31, 2020 and 2021: Ch$711.90 and Ch$852.63 to US$1, Ch$7.40 and Ch$6.91 per JPY1, Ch$965 and Ch$843.31 per EUR1.

The loss of MCh$15,962 (net gain of MCh$156,662 in 2020) for net foreign exchange income shown in the Consolidated Statement of Income includes recognition of the effects of exchange rates variations on assets and liabilities in foreign currency or indexed to exchange rates, and the result of foreign exchange transactions conducted by the Bank and its subsidiaries.

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

Some accounting matters particularly involve uncertainties and therefore require a considerable degree of estimation and critical judgment when applying accounting policies. Details on the use of estimates and judgment and their effect on the amounts recognized in the Financial Statements are included in the following notes:

-	Impairment of loans (Notes No. 10, No. 11 and No. 34)

-	Impairment of instruments at fair value through OCI (Notes No. 12 and No. 34)

-	Impairment of Financial instruments at amortized cost (Notes No. 13 and No. 34)

-	Impairment of contingent loan risks (Notes No. 25 and No. 34)

-	Useful lives of intangible assets, property and equipment and leased assets and lease liabilities and investment properties (Notes No. 15, No. 16 and No. 17)

-	Goodwill valuation (Note No. 15)

-	Deferred taxes and income taxes (Note No. 18)

-	Provisions (Note No. 25)

-	Employee benefits (Note No. 26)

-	Contingencies and commitments (Note No. 28)

-	Fair value of financial assets and liabilities (Note No. 41)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(h)	Financial asset and liability valuation criteria:

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

If a market for a financial instrument is not active, the Bank establishes fair value using a valuation technique. These valuation techniques include the use of recent market transactions between interested and duly informed parties that act in mutual independence conditions, if available, as well as references to the fair value of other instruments that are substantially the same, discounted cash flows (“DCF”) and options pricing models.

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

Financial assets held-for-trading are securities acquired in order to generate profits from short-term price fluctuations or as a result of brokerage activities, or which are part of a portfolio on which a short-term profit-generating pattern exists. This item includes mainly Central Bank bonds and deposits from domestic banks and mutual fund investments.

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

In this context, and specifically within the scope of the impairment methodology required by IFRS 9, the following key elements are identified among others:

●	Estimate of expected loss based on a scenario analysis.

●	Calculation based on three stages, each as described below.

●	Forward looking analysis of macroeconomic factors and their impact in risk parameters, such as Gross Domestic Product (“GDP”) growth, unemployment rates and Central Banks interest rates.

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

(vii.3) Significant risk increase (SRI) (quantitative criteria):

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

Estimated useful lives for 2020 and 2021 are as follows:

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

The fair value is obtained from market quotes, DCF models and options valuation models, as and where applicable. Derivative contracts are reported as an asset when their fair value is positive and as a liability when negative under the item “Derivative Instruments”.

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

The treatment of secured lending and financing transactions follows the principles laid out above. As of December 31, 2021 and 2020, there were no operations corresponding to securities lending.

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

Obligations for this defined benefits plan are valued according to the projected unit credit actuarial valuation method, using inputs such as staff turnover rates, expected salary growth in wages and probability that this benefit will be used, discounted at current long-term rates (2.31% as of December 31, 2020 and 5.70% as of December 31, 2021).

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

Diluted earnings per share are determined similarly to basic earnings, but the weighted average number of outstanding shares is adjusted to take into account the potential dilutive effect of the options on shares, warrants and convertible debt. As of December 31, 2020 and 2021, there are no dilutive items on basic earnings per share.

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

Amendment to IFRS 16 Leases: The amendment provided lessees with an exemption from assessing whether a COVID-19-related rent concession is a lease modification. The amendment was intended to apply until June 30, 2021, but as the impact of the COVID-19 pandemic is continuing, on March 31, 2021, the IASB extended the period of application of the practical expedient to June 30, 2022.

4.	Changes in Accounting policies, Estimates and Disclosures:

During the year ended December 31, 2021, there have been no accounting changes that may significantly affect these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.	Segment Reporting:

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

Subsidiaries:	Corresponds to the businesses generated by the companies controlled by the Bank, which carry out activities complementary to the bank business. The companies that comprise this segment are:

●	Banchile Administradora General de Fondos S.A.

●	Banchile Asesoría Financiera S.A.

●	Banchile Corredores de Seguros Ltda.

●	Banchile Corredores de Bolsa S.A.

●	Banchile Securitizadora S.A. en Liquidación

●	Socofin S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.	Segment Reporting, continued:

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

The Bank did not enter into transactions with any particular customer or third party that collectively generated more than 10% of the Bank’s total income in 2020 and 2021.

Taxes are managed at the consolidated level and are not allocated to business segments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.	Segment Reporting, continued:

	As of December 31, 2019
	Retail	Wholesale	Treasury	Subsidiaries	Subtotal	Reclassifications and adjustments to conform IFRS		Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	Note	MCh$
Net interest income	1,020,346	366,638	(13,511)	(7,650)	1,365,823	5,455		1,371,278
Net fees and commissions income	268,345	49,492	(2,917)	153,330	468,250	(10,948)		457,302
Other operating income	37,225	62,153	42,087	53,931	195,396	(18,758)		176,638
Total operating revenue	1,325,916	478,283	25,659	199,611	2,029,469	(24,251)	(1)	2,005,218
Provisions for Expected Credit losses	(332,833)	(14,375)	—	(66)	(347,274)	15,673	(2)	(331,601)
Depreciation and amortization	(57,826)	(6,605)	(264)	(5,846)	(70,541)	—		(70,541)
Other operating expenses	(588,997)	(151,949)	(2,967)	(111,499)	(855,412)	23,703	(3)	(831,709)
Income attributable to associates	4,826	1,020	111	493	6,450	(411)		6,039
Income before income taxes	351,086	306,374	22,539	82,693	762,692	14,714		777,406
Income taxes					(169,683)	(3,978)	(4)	(173,661)
Income after income taxes					593,009	10,736		603,745

Assets	18,215,859	10,765,728	11,351,141	964,695	41,297,423	(515,199)		40,782,224
Current and deferred taxes					321,305	(89,655)		231,650
Total assets					41,618,728	(604,854)	(5)	41,013,874

Liabilities	10,735,252	9,160,441	17,337,471	781,052	38,014,216	(982,392)		37,031,824
Current and deferred taxes					76,289	—		76,289
Total liabilities					38,090,505	(982,392)	(6)	37,108,113

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.	Segment Reporting, continued:

Reclassifications and adjustments to conform IFRS

(1)	The total effect due to the elimination adjustments to conform the total operating revenue is MCh$(14,949). In addition the total effect of IFRS adjustments is MCh$(9,302) which mainly stems from the reclassification of interest on repurchase agreements and suspended interest recognition.

(2)	The total effect relates to IFRS adjustments of MCh$15,673, which mainly stems from differences in the calculation of allowances for ECL.

(3)	The total effect due to the elimination adjustments to conform other operating expenses is MCh$14,949. In addition the total effect of IFRS adjustments is MCh$8,754, which mainly represents reversal of write-offs of assets received in lieu of payments.

(4)	The total effect relates to IFRS adjustments of MCh$(3,978), which stems from deferred taxes.

(5)	The total effect due to the elimination adjustments to conform the consolidated financial position data in assets is MCh$(345,395). In addition the total effect of IFRS adjustments in assets is MCh$(259,459), which mainly stems from differences in the calculation of allowances for loan losses, the acquisition of Citibank Chile and deferred taxes effects and settlement of transactions in the course of collection.

(6)	The total effect due to the elimination adjustments to conform the consolidated financial position data in liabilities is MCh$(345,395). In addition the total effect of IFRS adjustments in liabilities is MCh$(636,997), which mainly stems from provision for minimum dividends and differences in the calculation of allowances for ECL.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.	Segment Reporting, continued:

	As of December 31, 2020
	Retail	Wholesale	Treasury	Subsidiaries	Subtotal	Reclassifications and adjustments to conform IFRS		Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	Note	MCh$
Net interest income	940,075	377,314	(3,603)	(1,923)	1,311,863	4,925		1,316,788
Net fees and commissions income	265,338	55,599	(1,969)	143,863	462,831	(16,863)		445,968
Other operating income	26,231	48,163	75,144	35,991	185,529	(13,475)		172,054
Total operating revenue	1,231,644	481,076	69,572	177,931	1,960,223	(25,413)	(1)	1,934,810
Provisions for Expected Credit losses	(325,852)	(136,448)	—	(380)	(462,680)	(84,426)	(2)	(547,106)
Depreciation and amortization	(59,730)	(7,317)	(312)	(5,998)	(73,357)	—		(73,357)
Other operating expenses	(566,688)	(153,717)	(3,458)	(106,591)	(830,454)	26,059	(3)	(804,395)
Income attributable to associates	(6,674)	1,548	(7)	472	(4,661)	(438)		(5,099)
Income before income taxes	272,700	185,142	65,795	65,434	589,071	(84,218)		504,853
Income taxes					(125,962)	22,739	(4)	(103,223)
Income after income taxes					463,109	(61,479)		401,630

Assets	18,800,918	10,811,000	15,400,139	830,910	45,842,967	(607,473)		45,235,494
Current and deferred taxes					380,894	(65,428)		315,466
Total assets					46,223,861	(672,901)	(5)	45,550,960

Liabilities	13,848,124	10,143,939	17,844,350	660,869	42,497,282	(943,714)		41,553,568
Current and deferred taxes					311	—		311
Total liabilities					42,497,593	(943,714)	(6)	41,553,879

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.	Segment Reporting, continued:

Reclassifications and adjustments to conform IFRS

(1)	The total effect due to the elimination adjustments to conform the total operating revenue is MCh$(21,480). In addition the total effect of IFRS adjustments is MCh$(3,933) which mainly stems from the reclassification of interest on repurchase agreements and suspended interest recognition.

(2)	The total effect relates to IFRS adjustments of MCh$(84,426), which mainly stems from differences in the calculation of allowances for ECL.

(3)	The total effect due to the elimination adjustments to conform other operating expenses is MCh$21,480. In addition the total effect of IFRS adjustments is MCh$4,579, which mainly represents reversal of write-offs of assets received in lieu of payments.

(4)	The total effect relates to IFRS adjustments of MCh$22,739, which stems from deferred taxes.

(5)	The total effect due to the elimination adjustments to conform the consolidated financial position data in assets is MCh$(128,730). In addition the total effect of IFRS adjustments in assets is MCh$(544,171), which mainly stems from differences in the calculation of allowances for loan losses, the acquisition of Citibank Chile and deferred taxes effects and settlement of transactions in the course of collection.

(6)	The total effect due to the elimination adjustments to conform the consolidated financial position data in liabilities is MCh$(128,730). In addition the total effect of IFRS adjustments in liabilities is MCh$(814,984), which mainly stems from provision for minimum dividends and differences in the calculation of allowances for ECL.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.	Segment Reporting, continued:

	As of December 31, 2021
	Retail	Wholesale	Treasury	Subsidiaries	Subtotal	Reclassifications and adjustments to conform IFRS		Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	Note	MCh$
Net interest income	1,084,191	478,807	6,479	(1,198)	1,568,279	5,743		1,574,022
Net fees and commissions income	250,470	61,671	(1,864)	160,507	470,784	(15,756)		455,028
Other operating income	42,160	80,994	52,058	36,839	212,051	(7,016)		205,035
Total operating revenue	1,376,821	621,472	56,673	196,148	2,251,114	(17,029)	(1)	2,234,085
Provisions for Expected Credit losses	(259,229)	(114,299)	—	268	(373,260)	354,088	(2)	(19,172)
Depreciation and amortization	(62,721)	(8,114)	(365)	(5,598)	(76,798)	—		(76,798)
Other operating expenses	(562,599)	(155,701)	(3,538)	(109,985)	(831,823)	24,201	(3)	(807,622)
Income attributable to associates	(229)	1,886	84	499	2,240	(447)		1,793
Income before income taxes	492,043	345,244	52,854	81,332	971,473	360,813		1,332,286
Income taxes					(178,550)	(97,419)	(4)	(275,969)
Income after income taxes					792,923	263,394		1,056,317

Assets	20,458,338	12,806,598	17,412,053	954,858	51,631,847	(482,299)		51,149,548
Current and deferred taxes					440,040	(163,640)		276,400
Total assets					52,071,887	(645,939)	(5)	51,425,948

Liabilities	16,794,546	10,530,749	19,640,221	770,228	47,735,744	(1,241,051)		46,494,693
Current and deferred taxes					113,129	(846)		112,283
Total liabilities					47,848,873	(1,241,897)	(6)	46,606,976

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.	Segment Reporting, continued:

Reclassifications and adjustments to conform IFRS

(1)	The total effect due to the elimination adjustments to conform the total operating revenue is MCh$(20,857). In addition the total effect of IFRS adjustments is MCh$3,828, which mainly stems from the reclassification of interest on repurchase agreements and suspended interest recognition.

(2)	The total effect relates to IFRS adjustments of MCh$354,088, which mainly stems from differences in the calculation of allowances for ECL.

(3)	The total effect due to the elimination adjustments to conform other operating expenses is MCh$20,857. In addition the total effect of IFRS adjustments is MCh$3,344, which mainly represents reversal of write-offs of assets received in lieu of payments.

(4)	The total effect relates to IFRS adjustments of MCh$(97,419), which stems from deferred taxes.

(5)	The total effect due to the elimination adjustments to conform the consolidated financial position data in assets is MCh$(369,448). In addition the total effect of IFRS adjustments in assets is MCh$(276,491), which mainly stems from differences in the calculation of allowances for loan losses, the acquisition of Citibank Chile and deferred taxes effects and settlement of transactions in the course of collection.

(6)	The total effect due to the elimination adjustments to conform the consolidated financial position data in liabilities is MCh$(369,448). In addition the total effect of IFRS adjustments in liabilities is MCh$(872,449), which mainly stems from provision for minimum dividends and differences in the calculation of allowances for ECL.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.	Cash and Cash Equivalents:

(a)	Details of cash and cash equivalents and its reconciliation to the Statement of Cash Flows at each year-end are as follows:

	2020	2021
	MCh$	MCh$
Cash and due from banks:
Cash (*)	615,842	1,073,601
Current account with the Central Bank (*)	641,890	1,545,472
Deposits in other domestic banks	14,506	129,858
Deposits abroad	1,287,978	964,803
Subtotal - Cash and due from banks	2,560,216	3,713,734

Transactions in the course of collection	(719,692)	115,967
Highly liquid financial instruments (**)	400,014	125,054
Repurchase agreements	34,872	40,369
Total cash and cash equivalents	2,275,410	3,995,124

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

Transactions in the course of collection are transactions for which the only remaining step is settlement, which will increase or decrease the funds in the Central Bank or in foreign banks, normally occurring within 24 to 48 business hours and are detailed as follows:

	2020	2021
	MCh$	MCh$
Assets
Documents drawn on other banks (clearing)	123,267	123,051
Funds receivable	39,985	203,395
Subtotal transactions in the course of collection	163,252	326,446

Liabilities
Funds payable	(882,944)	(210,479)
Subtotal transactions in the course of payment	(882,944)	(210,479)
Total transactions in the course of collection	(719,692)	115,967

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

7.	Financial Assets Held-for-Trading:

The details of financial instruments classified as held-for-trading at each period are as follows:

	2020	2021
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank:
Central Bank bonds	3,186	1,145
Central Bank promissory notes	4,006,490	3,295,955
Other instruments issued by the Chilean Government and Central Bank	149,616	175,022

Other instruments issued in Chile
Bonds from other domestic companies	5,396	—
Bonds from domestic banks	5,494	51,484
Deposits in domestic banks	93,905	214,336
Other instruments issued in Chile	1,003	3,062

Instruments issued by foreign institutions
Other instruments issued abroad	164	—

Mutual fund investments
Funds managed by related companies	400,902	135,691
Funds managed by third-party	—	—
Total	4,666,156	3,876,695

Under “Instruments issued by the Chilean Government and Central Bank of Chile” some instruments are classified as sold under resale agreements to customers and financial institutions, by an amount of Ch$217,614 million as of December 31, 2020. As of December 31, 2021, there are no instruments sold with a repurchase agreement. Repurchase agreements had a 4 days average expiration at the end of year 2020. Additionally, under this line are maintained instruments to comply with the requirements for the constitution of the technical reserve for an amount equivalent to Ch$3,288,800 million (Ch$2,986,000 million in December 2020).

“Other instruments issued in Chile” includes instruments sold under repurchase agreements with customers and financial institutions amounting to Ch$84,969 million as of December 31, 2021 (Ch$52,809 million as of December 31, 2020). The repurchase agreements have an average maturity of 12 days at the end of year 2021 (9 days in December 2020).

Additionally, the Bank holds financial investments in mortgage financial bonds issued by itself in the amount of Ch$3,832 million as of December 31, 2021 (Ch$5,156 million as of December 31, 2020), which are presented as a reduction of the liability line item “Debt issued”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

8.	Investments under Resale Agreements and Obligations under Repurchase Agreements:

(a)	Rights arising from resale agreements: The Bank provides financing to its customers through resale agreements and securities lending, in which the financial instrument serves as collateral. As of December 31, 2020 and 2021, the Bank has the following receivables resulting from such transactions:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Central Bank promissory notes	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued by the Chilean Government and Central Bank	10,006	—	—	—	—	—	—	—	—	—	—	—	10,006	—
Subtotal	10,006	—	—	—	—	—	—	—	—	—	—	—	10,006	—
Other Instruments issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Deposits in domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	29,089	37,763	20,591	14,013	16,721	12,589	—	—	—	—	—	—	66,401	64,365
Subtotal	29,089	37,763	20,591	14,013	16,721	12,589	—	—	—	—	—	—	66,401	64,365
Instruments issued by foreign institutions
Instruments from foreign governments or Central Bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	39,095	37,763	20,591	14,013	16,721	12,589	—	—	—	—	—	—	76,407	64,365

Securities received:

As part of investments under resale agreements the Bank has received securities that it is allowed to sell or give as collateral in case the owner of these instruments enters into default or in bankruptcy. As of December 31, 2021 the Bank held securities with a fair value of Ch$65,531 million (Ch$82,585 million in 2020).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

8.	Investments under Resale Agreements and Obligations under Repurchase Agreements, continued:

(b)	Obligations arising from repurchase agreements: The Bank obtains financing by selling financial instruments and agreeing to repurchase them in the future, plus interest at a prefixed rate. As of December 31, 2020 and 2021, the repurchase agreements are the following:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Central Bank promissory notes	183,083	—	—	—	—	—	—	—	—	—	—	—	183,083	—
Other instruments issued by the Chilean Government and Central Bank	47,763	351	—	—	—	—	—	—	—	—	—	—	47,763	351
Subtotal	230,846	351	—	—	—	—	—	—	—	—	—	—	230,846	351
Other Instruments issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Deposits in domestic banks	57,648	84,996	43	—	—	52	—	—	—	—	—	—	57,691	85,048
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	380	2,320	—	4	—	—	—	—	—	—	—	—	380	2,324
Subtotal	58,028	87,316	43	4	—	52	—	—	—	—	—	—	58,071	87,372
Instruments issued by foreign institutions
Instruments from foreign governments or central bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued by foreign	—	—	—	—	—	7,286	—	—	—	—	—	—	—	7,286
Subtotal	—	—	—	—	—	7,286	—	—	—	—	—	—	—	7,286
Total	288,874	87,667	43	4	—	7,338	—	—	—	—	—	—	288,917	95,009

Securities sold:

The fair value of the financial instruments delivered as collateral by the Bank and its subsidiaries, in sales transactions with repurchase agreements and securities lending as of December 31, 2021 amounts to Ch$85,322 million (Ch$288,523 million in December 2020). In the event that the Bank and its subsidiaries enter into default or bankruptcy, the counterparty is authorized to sell or deliver these investments as collateral.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

9.	Derivative Instruments and Accounting Hedges:

(a)	As of December 31, 2020 and 2021, the Bank’s portfolio of derivative instruments is detailed as follows:

	As of December 31, 2020
		Fair value
	Notional amount contract	Asset	Liability
	MCh$	MCh$	MCh$
Derivatives held for hedging of fair value
Cross currency swap	5,031	—	1,646
Interest rate swap	29,508	—	4,873
Total derivatives held for hedging purposes	34,539	—	6,519
Derivatives held as cash flow hedges
Interest rate swap and cross currency swap	1,217,457	51,062	65,172
Total Derivatives held as cash flow hedges	1,217,457	51,062	65,172

Derivatives held-for-trading purposes
Currency forward	21,751,181	551,964	637,164
Interest rate swap	44,189,444	1,167,416	1,189,828
Cross currency swap and interest rate swap	18,893,219	845,831	940,565
Call currency options	71,914	269	306
Put currency options	57,395	1,462	2,099
Total derivatives held-for-trading purposes	84,963,153	2,566,942	2,769,962
Total	86,215,149	2,618,004	2,841,653

	As of December 31, 2021
		Fair value
	Notional amount contract	Asset	Liability
	MCh$	MCh$	MCh$
Derivatives held for hedging of fair value
Cross currency swap	1,788	—	608
Interest rate swap	—	—	—
Total derivatives held for hedging purposes	1,788	—	608
Derivatives held as cash flow hedges
Currency forward	3,099	—	88
Interest rate swap and cross currency swap	1,362,671	277,803	—
Total Derivatives held as cash flow hedges	1,365,770	277,803	88

Derivatives held-for-trading purposes
Currency forward	21,676,356	742,545	505,463
Interest rate swap	44,811,310	825,525	831,338
Cross currency swap and interest rate swap	18,798,439	1,132,717	1,432,794
Call currency options	117,001	4,509	2,726
Put currency options	93,433	199	459
Total derivatives held-for-trading purposes	85,496,539	2,705,495	2,772,780
Total	86,864,097	2,983,298	2,773,476

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

9.	Derivative Instruments and Accounting Hedges, continued:

(b)	Fair Value Hedges (notional):

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

Below is a detail of the hedged elements and hedge instruments under fair value hedges as of December 31, 2020 and 2021:

	As of December 31,
	2020	2021
	MCh$	MCh$
Notional Amounts
Hedged element
Commercial loans	5,031	1,788
Corporate bonds	29,508	—

Hedge instrument
Cross currency swap	5,031	1,788
Interest rate swap	29,508	—

(c)	Cash flow Hedges:

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

(c.2) Below are the cash flows of borrowings from banks and bonds issued abroad objects of these hedges and the cash flows of the asset part of the derivative:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Hedge element
Outflows:
Corporate Bond EUR	—	—	—	—	(1,473)	(1,626)	(2,946)	(3,252)	(44,037)	(47,854)	(51,871)	(56,380)	(100,327)	(109,112)
Corporate Bond HKD	—	—	—	—	(13,352)	(15,897)	(90,988)	(105,828)	(78,369)	(91,271)	(269,894)	(309,896)	(452,603)	(522,892)
Corporate Bond PEN	—	—	(775)	(841)	(775)	(841)	(3,098)	(3,366)	(3,098)	(3,366)	(41,484)	(43,383)	(49,230)	(51,797)
Corporate Bond CHF	—	(64)	—	—	(829)	(958)	(94,332)	(249,008)	(121,182)	(764)	—	(121,521)	(216,343)	(372,315)
Corporate Bond USD	—	—	—	—	(1,515)	(1,814)	(3,030)	(3,629)	(3,030)	(3,629)	(40,140)	(46,260)	(47,715)	(55,332)
Obligation USD	(202)	—	(76)	—	(157,455)	(427)	—	(60,047)	—	—	—	—	(157,733)	(60,474)
Corporate Bond JPY	—	—	—	(130)	(2,115)	(39,208)	(38,110)	(4,249)	(3,472)	(4,249)	(191,351)	(242,020)	(235,048)	(289,856)
Corporate Bond AUD	—	—	(970)	(1,220)	(3,928)	(4,794)	(9,796)	(12,024)	(9,799)	(12,023)	(206,991)	(264,901)	(231,484)	(294,962)
Corporate Bond NOK	—	—	—	—	(2,275)	(2,646)	(4,550)	(5,292)	(4,550)	(5,292)	(71,491)	(80,515)	(82,866)	(93,745)

Hedge instrument
Inflows:
Cross Currency Swap EUR	—	—	—	—	1,473	1,626	2,946	3,252	44,037	47,854	51,871	56,380	100,327	109,112
Cross Currency Swap HKD	—	—	—	—	13,352	15,897	90,988	105,828	78,369	91,271	269,894	309,896	452,603	522,892
Cross Currency Swap PEN	—	—	775	841	775	841	3,098	3,366	3,098	3,366	41,484	43,383	49,230	51,797
Cross Currency Swap CHF	—	64	—	—	829	958	94,332	249,008	121,182	764	—	121,521	216,343	372,315
Cross Currency Swap USD	—	—	—	—	1,515	1,814	3,030	3,629	3,030	3,629	40,140	46,260	47,715	55,332
Cross Currency Swap USD	202	—	76	—	157,455	427	—	60,047	—	—	—	—	157,733	60,474
Cross Currency Swap JPY	—	—	—	130	2,115	39,208	38,110	4,249	3,472	4,249	191,351	242,020	235,048	289,856
Cross Currency Swap AUD	—	—	970	1,220	3,928	4,794	9,796	12,024	9,799	12,023	206,991	264,901	231,484	294,962
Cross Currency Swap NOK	—	—	—	—	2,275	2,646	4,550	5,292	4,550	5,292	71,491	80,515	82,866	93,745

Net cash flows	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

9.	Derivative Instruments and Accounting Hedges, continued:

(c)	Cash flow Hedges, continued:

(c.2) Below are the cash flows of the underlying assets portfolio and the cash flow of the liability part of the derivatives:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Hedge element
Inflows:
Cash flows in CLF	160	537	280	4,031	186,116	59,853	213,673	370,886	246,244	144,432	741,654	968,900	1,388,127	1,548,639

Hedge instrument
Outflows:
Cross Currency Swap HKD	(160)	(171)	—	—	(9,035)	(9,630)	(72,728)	(75,575)	(76,073)	(79,358)	(206,514)	(214,067)	(364,510)	(378,801)
Cross Currency Swap PEN	—	—	(48)	(51)	(49)	(52)	(194)	(207)	(194)	(206)	(31,965)	(33,974)	(32,450)	(34,490)
Cross Currency Swap JPY	—	—	—	(341)	(4,195)	(40,029)	(40,526)	(8,388)	(6,596)	(8,376)	(201,852)	(252,362)	(253,169)	(309,496)
Cross Currency Swap USD	—	—	—	—	(165,634)	(1,104)	(1,311)	(57,936)	(1,317)	(1,402)	(37,584)	(39,368)	(205,846)	(99,810)
Cross Currency Swap CHF	—	(366)	—	—	(3,929)	(5,281)	(91,923)	(220,166)	(114,409)	(4,387)	—	(115,104)	(210,261)	(345,304)
Cross Currency Swap EUR	—	—	—	—	(1,912)	(2,028)	(3,805)	(4,070)	(44,464)	(46,165)	(45,439)	(47,638)	(95,620)	(99,901)
Cross Currency Swap AUD	—	—	(232)	(540)	(738)	(1,064)	(1,939)	(3,212)	(1,942)	(3,208)	(152,709)	(197,125)	(157,560)	(205,149)
Cross Currency Swap NOK	—	—	—	—	(624)	(665)	(1,247)	(1,332)	(1,249)	(1,330)	(65,591)	(69,262)	(68,711)	(72,589)
Forward UF	—	—	—	(3,099)	—	—	—	—	—	—	—	—	—	(3,099)

Net cash flows	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

9.	Derivative Instruments and Accounting Hedges, continued:

(c)	Cash flow Hedges, continued:

With respect to CLF assets hedged, these are revalued monthly according to the variation of the UF, which is equivalent to monthly reinvestment of the assets until maturity of the relationship hedging.

(c.3)	The unrealized results generated during the year 2021 by those derivative contracts that conform the hedging instruments in this cash flow hedging strategy have been recorded with credit to equity in an amount totaling Ch$182,376 million (a credit to equity for Ch$10,358 million and a debit for Ch$37,546 million as of December 31, 2020 and 2019, respectively). The net effect of tax credit to equity amounts for Ch$133,135 million in 2021 (a credit to equity for Ch$7,561 million and a debit to equity for Ch$27,408 million as of December 31, 2020 and 2019, respectively).

The accumulated balance for this concept net of income tax as of December 31, 2021 corresponds to a credit to equity amounting to Ch$81,305 million (a debit to equity amounting to Ch$51,830 million and Ch$59,391 million as of December 31, 2020 and 2019, respectively).

(c.4)	The effect of the cash flow hedging derivatives that offset the result of the hedged instruments corresponds to a credit to income of Ch$123,100 million in 2021 (a debit to income for Ch$39,449 million in 2020 and a credit to income for Ch$84,684 million in 2019).

(c.5)	As of December 31, 2021 and 2020, there was no inefficiency in the Bank’s cash flow hedge, because as both the hedge item and hedge instruments are mirrors of the other, all variation of value attributable to rate and revaluation components are almost entirely netted.

(c.6)	As of December 31, 2021 and 2020, the Bank had no hedges of net investments in foreign businesses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.	Loans and Advances to Banks, net:

(a)	As of December 31, 2020 and 2021, loans and advance to banks, net are detailed as follows:

	2020	2021
	MCh$	MCh$
Domestic Banks
Interbank loans	260,002	160,018
Other credits with domestic banks	—	—
Provisions for loans to domestic banks	(214)	(31)
Subtotal	259,788	159,987

Foreign Banks
Loans to foreign banks	185,858	158,308
Credits with third countries	167	498
Chilean export trade banks	113,596	121,008
Provisions for loans to foreign banks	(244)	(50)
Subtotal	299,377	279,764

Central Bank of Chile
Central Bank deposits	2,380,033	1,090,000
Other Central Bank credits	—	—
Subtotal	2,380,033	1,090,000
Total	2,939,198	1,529,751

(b)	Impairment allowance for due from banks:

i.	The credit quality and the maximum exposure to credit risk based on the Bank’s internal credit rating system and year-end stage classification as of December 31, 2020 and 2021, is as follows:

	2020				2021
	Stage 1 Individual	Stage 2 Individual	Stage 3 Individual	Total	Stage 1 Individual	Stage 2 Individual	Stage 3 Individual	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Domestic Banks
Normal	260,002	—	—	260,002	160,018	—	—	160,018
Substandard	—	—	—	—	—	—	—	—
Non-complying	—	—	—	—	—	—	—	—
Subtotal	260,002	—	—	260,002	160,018	—	—	160,018

Foreign Banks
Normal	299,621	—	—	299,621	279,814	—	—	279,814
Substandard	—	—	—	—	—	—	—	—
Non-complying	—	—	—	—	—	—	—	—
Subtotal	299,621	—	—	299,621	279,814	—	—	279,814

Central Bank of Chile
Normal	2,380,033	—	—	2,380,033	1,090,000	—	—	1,090,000
Substandard	—	—	—	—	—	—	—	—
Non-complying	—	—	—	—	—	—	—	—
Subtotal	2,380,033	—	—	2,380,033	1,090,000	—	—	1,090,000
Total	2,939,656	—	—	2,939,656	1,529,832	—	—	1,529,832

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.	Loans and Advances to Banks, net, continued:

(b)	Impairment allowance for due from banks, continued:

ii.	Changes in gross carrying amount and corresponding allowance for ECL by stage as of December 31, 2020 and 2021, is as follows:

	Changes as of December 31, 2020
	Stage 1 Individual		Stage 2 Individual		Stage 3 Individual		Total
	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$
ECL allowances as of January 1, 2020	1,018,551	84	121,640	26	—	—	1,140,191	110
Net change on Balance *	1,845,572	(84)	(45,547)	(26)	—	—	1,800,025	(110)
Transfer to Stage 1	86,986	—	(86,986)	—	—	—	—	—
Transfer to Stage 2	—	—	—	—	—	—	—	—
Transfer to Stage 3	—	—	—	—	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year **	—	—	—	—	—	—	—	—
Refinements to models used for calculation	—	458	—	—	—	—	—	458
Amounts written off	—	—	—	—	—	—	—	—
Foreign exchange adjustments	(11,453)	—	10,893	—	—	—	(560)	—
Total	2,939,656	458	—	—	—	—	2,939,656	458

	Changes as of December 31, 2021
	Stage 1 Individual		Stage 2 Individual		Stage 3 Individual		Total
	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$
ECL allowances as of January 1, 2021	2,939,656	458	—	—	—	—	2,939,656	458
Net change on Balance *	(1,446,442)	(389)	—	—	—	—	(1,446,442)	(389)
Transfer to Stage 1	—	—	—	—	—	—	—	—
Transfer to Stage 2	—	—	—	—	—	—	—	—
Transfer to Stage 3	—	—	—	—	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year **	—	—	—	—	—	—	—	—
Refinements to models used for calculation	—	—	—	—	—	—	—	—
Amounts written off	—	—	—	—	—	—	—	—
Foreign exchange adjustments	36,618	12	—	—	—	—	36,618	12
Total	1,529,832	81	—	—	—	—	1,529,832	81

*	Net change between assets originated and assets repaid, excluding write offs.
**	Represents the change in the year-end ECLs of exposures that were transferred from one stage to another during the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Loans to Customers at amortized cost:

(a)	Loans to Customers:

As of December 31, 2020 and 2021, the composition of our portfolio of loans is the following:

	As of December 31, 2020			As of December 31, 2021
	Assets before Allowances	Allowances established (3)	Net assets	Assets before Allowances	Allowances established (3)	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans (2)
Commercial loans	14,398,446	(381,243)	14,017,203	15,986,168	(256,653)	15,729,515
Foreign trade loans	967,646	(18,341)	949,305	1,271,705	(15,080)	1,256,625
Current account debtors	120,539	(6,293)	114,246	144,010	(2,522)	141,488
Factoring transactions	373,903	(5,673)	368,230	486,282	(2,658)	483,624
Student loans	57,552	(2,390)	55,162	58,018	(3,437)	54,581
Commercial lease transactions (1)	1,592,905	(51,175)	1,541,730	1,612,776	(24,802)	1,587,974
Other loans and accounts receivable	90,606	(16,275)	74,331	113,373	(13,689)	99,684
Subtotal	17,601,597	(481,390)	17,120,207	19,672,332	(318,841)	19,353,491
Mortgage loans
Mortgage bonds	9,363	(57)	9,306	6,084	(27)	6,057
Transferable mortgage loans	24,105	(76)	24,029	17,784	(66)	17,718
Other residential real estate mortgage loans	9,198,834	(33,501)	9,165,333	10,169,889	(37,085)	10,132,804
Credits from ANAP	2	—	2	—	—	—
Other loans and accounts receivable	155,068	(1,018)	154,050	152,771	(1,808)	150,963
Subtotal	9,387,372	(34,652)	9,352,720	10,346,528	(38,986)	10,307,542
Consumer loans
Consumer loans in installments	2,711,541	(257,574)	2,453,967	2,873,304	(267,826)	2,605,478
Current account debtors	158,756	(6,441)	152,315	172,623	(6,490)	166,133
Credit card debtors	1,077,445	(55,625)	1,021,820	1,199,407	(40,317)	1,159,090
Consumer lease transactions (1)	302	(2)	300	509	(33)	476
Other loans and accounts receivable	677	(423)	254	1,170	(1,003)	167
Subtotal	3,948,721	(320,065)	3,628,656	4,247,013	(315,669)	3,931,344
Total	30,937,690	(836,107)	30,101,583	34,265,873	(673,496)	33,592,377

(1)	In this item, the Bank finances its clients’ purchases of assets, including real estate and other personal property, through financial lease agreements. As of December 31, 2021, Ch$810,969 million corresponds to financial leases for real estate (Ch$803,238 million in December 31, 2020) and Ch$802,316 million corresponds to financial leases for other assets (Ch$789,969 million in December 31, 2020).
(2)	As of December 31, 2021, the Commercial Loans category includes loan operations that guarantee obligations maintained with the Central Bank of Chile as part of the Loan Increase Conditional Credit Facility program (FCIC by its Spanish initials) for an approximate amount of Ch$3,024,118 million (Ch$2,021,688 million in December 31, 2020).
(3)	Include an additional overlay related to the measures associated with the COVID-19 contingency. See Note No. 42(2)(l).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Loans to Customers at amortized cost, continued:

(b)	Impairment allowance for loans to customers:

i.	The credit quality and the maximum exposure to credit risk based on the Bank’s internal credit rating system and year-end stage classification as of December 31, 2020 and 2021, are as follows:

	2020
	Stage 1		Stage 2		Stage 3
	Individual	Group	Individual	Group	Individual	Group	POCI	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Normal	8,918,334	4,291,198	3,467,569	199,810	964	613	42	16,878,530
Substandard	—	—	194,242	—	—	—	1,627	195,869
Non-complying	—	—	—	—	203,485	321,511	2,202	527,198
Subtotal	8,918,334	4,291,198	3,661,811	199,810	204,449	322,124	3,871	17,601,597

Mortgage loans
Normal	—	8,664,761	—	401,997	—	1,078	—	9,067,836
Non-complying	—	—	—	—	—	319,122	414	319,536
Subtotal	—	8,664,761	—	401,997	—	320,200	414	9,387,372

Consumer loans
Normal	—	3,295,502	—	324,440	—	2,419	28	3,622,389
Non-complying	—	—	—	—	—	324,683	1,649	326,332
Subtotal	—	3,295,502	—	324,440	—	327,102	1,677	3,948,721
Total	8,918,334	16,251,461	3,661,811	926,247	204,449	969,426	5,962	30,937,690

	2021
	Stage 1		Stage 2		Stage 3
	Individual	Group	Individual	Group	Individual	Group	POCI	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Normal	10,968,881	4,579,194	3,262,135	214,276	834	893	199	19,026,412
Substandard	—	—	197,580	—	—	—	3	197,583
Non-complying	—	—	—	—	166,799	279,420	2,118	448,337
Subtotal	10,968,881	4,579,194	3,459,715	214,276	167,633	280,313	2,320	19,672,332

Mortgage loans
Normal	—	9,608,872	—	449,804	—	2,675	—	10,061,351
Non-complying	—	—	—	—	—	285,143	34	285,177
Subtotal	—	9,608,872	—	449,804	—	287,818	34	10,346,528

Consumer loans
Normal	—	3,739,887	—	287,814	—	4,367	64	4,032,132
Non-complying	—	—	—	—	—	213,662	1,219	214,881
Subtotal	—	3,739,887	—	287,814	—	218,029	1,283	4,247,013
Total	10,968,881	17,927,953	3,459,715	951,894	167,633	786,160	3,637	34,265,873

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Loans to Customers at amortized cost, continued:

(b)	Impairment allowance for loans to customers, continued:

ii.	Changes in gross carrying amount and corresponding allowance for ECL by stage as of December 31, 2020 and 2021, is as follows:

	Changes as of December 31, 2020
	Stage 1				Stage 2				Stage 3
	Individual		Group		Individual		Group		Individual		Group		POCI		Total
	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$
Commercial loans
Balance as of January 1, 2020	9,880,799	8,945	3,369,494	17,743	2,059,481	42,406	561,831	31,527	152,972	47,296	267,999	106,609	1,636	275	16,294,212	254,801
Net change on Balance *	786,574	26,720	551,556	26,706	17,987	110,560	114,618	12,959	(26,075)	7,313	13,863	41,847	2,527	1,328	1,461,050	227,433
Transfer to Stage 1	501,608	3,278	1,640,602	76,242	(501,608)	(3,278)	(1,636,469)	(75,140)	—	—	(4,133)	(1,102)	—	—	—	—
Transfer to Stage 2	(2,224,652)	(6,538)	(1,236,055)	(16,158)	2,232,210	7,431	1,308,926	32,656	(7,558)	(893)	(72,871)	(16,498)	—	—	—	—
Transfer to Stage 3	(5,865)	(17)	(32,996)	(1,000)	(84,410)	(15,037)	(146,784)	(14,807)	90,275	15,054	179,780	15,807	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year**	—	(2,031)	—	(55,735)	—	35,905	—	31,119	—	12,246	—	21,137	—	—	—	42,641
Refinements to models used for calculation	—	15,097	—	36,476	—	(8,106)	—	(2,555)	—	11,812	—	(22,816)	—	(27)	—	29,881
Amounts written off	—	—	(77)	(77)	(1,561)	(1,561)	(3,710)	(3,710)	(1,446)	(1,446)	(62,107)	(62,107)	(292)	(292)	(69,193)	(69,193)
Foreign exchange adjustments	(20,130)	(82)	(1,326)	(42)	(60,288)	(2,131)	1,398	54	(3,719)	(1,671)	(407)	(301)	—	—	(84,472)	(4,173)
Subtotal Commercial loans	8,918,334	45,372	4,291,198	84,155	3,661,811	166,189	199,810	12,103	204,449	89,711	322,124	82,576	3,871	1,284	17,601,597	481,390

Mortgage loans
Balance as of January 1, 2020	—	—	8,209,100	1,411	—	—	822,524	29,363	—	—	175,103	12,934	—	—	9,206,727	43,708
Net change on Balance *	—	—	302,255	(317)	—	—	(81,433)	(7,192)	—	—	(26,928)	11,593	414	37	194,308	4,121
Transfer to Stage 1	—	—	1,456,154	29,878	—	—	(1,455,965)	(29,859)	—	—	(189)	(19)	—	—	—	—
Transfer to Stage 2	—	—	(1,231,376)	(1,244)	—	—	1,274,646	4,951	—	—	(43,270)	(3,707)	—	—	—	—
Transfer to Stage 3	—	—	(71,361)	(243)	—	—	(153,543)	(7,104)	—	—	224,904	7,347	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year**	—	—	—	(28,455)	—	—	—	20,805	—	—	—	9,804	—	—	—	2,154
Refinements to models used for calculation	—	—	—	6,638	—	—	—	(511)	—	—	—	(7,788)	—	(7)	—	(1,668)
Amounts written off	—	—	(11)	(11)	—	—	(4,232)	(4,232)	—	—	(9,420)	(9,420)	—	—	(13,663)	(13,663)
Foreign exchange adjustments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal Mortgage loans	—	—	8,664,761	7,657	—	—	401,997	6,221	—	—	320,200	20,744	414	30	9,387,372	34,652

Consumer loans
Balance as of January 1, 2020	—	—	3,860,973	98,536	—	—	372,814	75,235	—	—	298,458	176,909	88	44	4,532,333	350,724
Net change on Balance *	—	—	(243,577)	(15,947)	—	—	(126,358)	(34,347)	—	—	34,201	113,480	1,614	650	(334,120)	63,836
Transfer to Stage 1	—	—	963,136	189,887	—	—	(957,243)	(187,255)	—	—	(5,893)	(2,632)	—	—	—	—
Transfer to Stage 2	—	—	(1,216,941)	(78,494)	—	—	1,302,454	117,252	—	—	(85,513)	(38,758)	—	—	—	—
Transfer to Stage 3	—	—	(68,493)	(6,780)	—	—	(264,083)	(68,958)	—	—	332,576	75,738	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year**	—	—	—	(134,853)	—	—	—	141,034	—	—	—	83,947	—	—	—	90,128
Refinements to models used for calculation	—	—	—	93,176	—	—	—	10,048	—	—	—	(37,619)	—	(149)	—	65,456
Amounts written off	—	—	(122)	(122)	—	—	(3,272)	(3,272)	—	—	(246,703)	(246,703)	(25)	(25)	(250,122)	(250,122)
Foreign exchange adjustments	—	—	526	(4)	—	—	128	52	—	—	(24)	(5)	—	—	630	43
Subtotal Consumer loans	—	—	3,295,502	145,399	—	—	324,440	49,789	—	—	327,102	124,357	1,677	520	3,948,721	320,065

Total	8,918,334	45,372	16,251,461	237,211	3,661,811	166,189	926,247	68,113	204,449	89,711	969,426	227,677	5,962	1,834	30,937,690	836,107

*	Net change between assets originated and assets repaid excluding write offs.
**	Represents the change in the year-end ECLs of exposures that were transferred from one stage to another during the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Loans to Customers at amortized cost, continued:

(b)	Impairment allowance for loans to customers, continued:

	Changes as of December 31, 2021
	Stage 1				Stage 2				Stage 3
	Individual		Group		Individual		Group		Individual		Group		POCI		Total
	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$
Commercial loans
Balance as of January 1, 2021	8,918,334	45,372	4,291,198	84,155	3,661,811	166,189	199,810	12,103	204,449	89,711	322,124	82,576	3,871	1,284	17,601,597	481,390
Net change on Balance *	1,750,645	(13,624)	390,327	9,809	(209,088)	(70,947)	(51,073)	(220)	(44,630)	(24,393)	(29,657)	40,040	(467)	458	1,806,057	(58,877)
Transfer to Stage 1	797,576	5,149	767,931	40,313	(797,576)	(5,149)	(767,917)	(40,307)	—	—	(14)	(6)	—	—	—	—
Transfer to Stage 2	(721,413)	(3,268)	(858,851)	(16,615)	732,462	4,870	921,908	26,896	(11,049)	(1,602)	(63,057)	(10,281)	—	—	—	—
Transfer to Stage 3	(2,720)	(12)	(19,103)	(892)	(32,441)	(5,785)	(88,525)	(12,720)	35,162	5,797	107,627	13,612	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year**	—	(2,627)	—	(28,741)	—	9,793	—	26,879	—	7,344	—	6,553	—	—	—	19,201
Refinements to models used for calculation	—	(995)	—	(30,368)	—	(7,357)	—	(4,188)	—	2,415	—	(4,912)	—	144	—	(45,261)
Amounts written off	—	—	(27)	(27)	—	—	(156)	(156)	(25,470)	(25,470)	(57,398)	(57,398)	(1,084)	(1,084)	(84,135)	(84,135)
Foreign exchange adjustments	226,459	686	7,719	331	104,547	2,725	229	19	9,171	2,352	688	410	—	—	348,813	6,523
Subtotal Commercial loans	10,968,881	30,681	4,579,194	57,965	3,459,715	94,339	214,276	8,306	167,633	56,154	280,313	70,594	2,320	802	19,672,332	318,841

Mortgage loans
Balance as of January 1, 2021	—	—	8,664,761	7,657	—	—	401,997	6,221	—	—	320,200	20,744	414	30	9,387,372	34,652
Net change on Balance *	—	—	1,011,262	(1,521)	—	—	(11,005)	1,118	—	—	(30,009)	6,758	(380)	(28)	969,868	6,327
Transfer to Stage 1	—	—	1,221,879	18,069	—	—	(1,221,879)	(18,069)	—	—	—	—	—	—	—	—
Transfer to Stage 2	—	—	(1,281,402)	(2,077)	—	—	1,332,093	4,084	—	—	(50,691)	(2,007)	—	—	—	—
Transfer to Stage 3	—	—	(7,604)	(53)	—	—	(51,395)	(4,240)	—	—	58,999	4,293	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year**	—	—	—	(15,782)	—	—	—	19,309	—	—	—	(1,159)	—	—	—	2,368
Refinements to models used for calculation	—	—	—	1,997	—	—	—	3,699	—	—	—	653	—	2	—	6,351
Amounts written off	—	—	(24)	(24)	—	—	(7)	(7)	—	—	(10,681)	(10,681)	—	—	(10,712)	(10,712)
Foreign exchange adjustments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal Mortgage loans	—	—	9,608,872	8,266	—	—	449,804	12,115	—	—	287,818	18,601	34	4	10,346,528	38,986

Consumer loans
Balance as of January 1, 2021	—	—	3,295,502	145,399	—	—	324,440	49,789	—	—	327,102	124,357	1,677	520	3,948,721	320,065
Net change on Balance *	—	—	543,272	36,335	—	—	(67,751)	(6,166)	—	—	(36,418)	71,045	(381)	(83)	438,722	101,131
Transfer to Stage 1	—	—	787,325	117,574	—	—	(787,325)	(117,574)	—	—	—	—	—	—	—	—
Transfer to Stage 2	—	—	(879,653)	(57,076)	—	—	943,398	79,524	—	—	(63,745)	(22,448)	—	—	—	—
Transfer to Stage 3	—	—	(12,205)	(1,485)	—	—	(124,873)	(46,739)	—	—	137,078	48,224	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year**	—	—	—	(76,550)	—	—	—	91,107	—	—	—	12,985	—	—	—	27,542
Refinements to models used for calculation	—	—	—	(10,338)	—	—	—	(561)	—	—	—	23,657	—	338	—	13,096
Amounts written off	—	—	(46)	(46)	—	—	(291)	(291)	—	—	(146,024)	(146,024)	(13)	(13)	(146,374)	(146,374)
Foreign exchange adjustments	—	—	5,692	181	—	—	216	20	—	—	36	8	—	—	5,944	209
Subtotal Consumer loans	—	—	3,739,887	153,994	—	—	287,814	49,109	—	—	218,029	111,804	1,283	762	4,247,013	315,669

Total	10,968,881	30,681	17,927,953	220,225	3,459,715	94,339	951,894	69,530	167,633	56,154	786,160	200,999	3,637	1,568	34,265,873	673,496

*	Net change between assets originated and assets repaid excluding write offs.
**	Represents the change in the year-end ECLs of exposures that were transferred from one stage to another during the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Loans to Customers at amortized cost, continued:

(c)	Allowances for loan losses:

Changes in allowances for loan losses during 2020 and 2021 are as follows:

	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$
Balance as of January 1, 2020	254,801	43,708	350,724	649,233
Charge-offs	(69,193)	(13,663)	(250,122)	(332,978)
Sales or transfers of credits	(107)	—	—	(107)
Allowances (released) established, net (*)	295,889	4,607	219,463	519,959
Balance as of December 31, 2020	481,390	34,652	320,065	836,107
Charge-offs	(84,135)	(10,712)	(146,374)	(241,221)
Sales or transfers of credits	(15,477)	—	—	(15,477)
Allowances (released) established, net (*)	(62,937)	15,046	141,978	94,087
Balance as of December 31, 2021	318,841	38,986	315,669	673,496

(*)	The Bank’s Management has been frequently reviewing the estimates and assumptions related to the ECL models for the retail and wholesale portfolios, with the aim of keeping them accurate and ensuring that the models used continue to reflect the risks inherent across the businesses. The impact of refinements to ECL models and assumptions resulted in a decrease in allowances of Ch$25,814 million before taxes in 2021 (an increase of Ch$93,669 million before taxes in 2020).

(d)	Financial Lease Contracts:

As of December 31, 2020 and 2021, the Bank’s scheduled cash flows to be received from financial leasing contracts have the following maturities as follows:

	Total receivable		Unearned income		Net lease receivable (*)
	2020	2021	2020	2021	2020	2021
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Due within one year	521,445	525,720	(52,438)	(53,312)	469,007	472,408
Due after 1 year but within 2 years	373,304	385,118	(37,958)	(38,653)	335,346	346,465
Due after 2 years but within 3 years	245,667	260,002	(25,084)	(25,228)	220,583	234,774
Due after 3 years but within 4 years	161,492	166,416	(17,433)	(17,015)	144,059	149,401
Due after 4 years but within 5 years	110,743	116,650	(12,841)	(12,038)	97,902	104,612
Due after 5 years	350,679	327,071	(28,994)	(25,624)	321,685	301,447
Total	1,763,330	1,780,977	(174,748)	(171,870)	1,588,582	1,609,107

(*)	The net balance receivable does not include the total overdue portfolio totaling Ch$4,625 million and Ch$4,178 million as of December 31, 2020 and 2021, respectively. This overdue portfolio only reflects the past due portion without considering the remaining outstanding principal and interest.

The leasing contracts are related to real estate, industrial machinery, vehicles and transport equipment. The leasing contracts have an average life of between 2 and 15 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Loans to Customers at amortized cost, continued:

(e)	Loans by industry sector:

The following table details the Bank’s loan portfolio (before allowances for loans losses) as of December 31, 2020 and 2021 by the customer’s industry sector and their respective economic activity:

	Location
	Chile		Abroad		Total
	2020	2021	2020	2021	2020	% of Loan	2021	% of Loan
	MCh$	MCh$	MCh$	MCh$	MCh$	Portfolio	MCh$	Portfolio
Agriculture, Livestock, Forestry, Agribusiness, Fishing:
Agriculture and livestock	642,941	647,731	—	—	642,941	2.08	647,731	1.89
Fruit	849,625	979,632	—	—	849,625	2.75	979,632	2.86
Forestry and wood extraction	154,661	143,520	—	—	154,661	0.50	143,520	0.42
Fishing	135,487	144,809	—	—	135,487	0.44	144,809	0.42
Mining and Petroleum:
Mining and quarries	470,607	400,413	—	—	470,607	1.52	400,413	1.17
Natural gas and crude oil extraction	—	—	—	—	—	—	—	—
Manufacturing:
Tobacco, food and beverages	539,144	680,460	—	—	539,144	1.74	680,460	1.99
Textiles, clothing and leather goods	40,344	49,758	—	—	40,344	0.13	49,758	0.15
Wood and wood products	68,892	71,031	—	—	68,892	0.22	71,031	0.21
Paper, printing and publishing	42,988	51,588	—	—	42,988	0.14	51,588	0.15
Oil refining, carbon and rubber	86,358	84,848	—	—	86,358	0.28	84,848	0.25
Production of basic metal, non-mineral, machine and equipment	403,924	526,601	—	—	403,924	1.31	526,601	1.54
Other manufacturing industries	166,118	287,165	—	—	166,118	0.54	287,165	0.84
Electricity, Gas and Water:
Electricity, gas and water	395,598	340,618	—	—	395,598	1.28	340,618	0.99
Construction:
Residential buildings	2,328,498	2,367,450	—	—	2,328,498	7.53	2,367,450	6.91
Other constructions	125,081	126,252	—	—	125,081	0.40	126,252	0.37
Commerce:
Wholesale	1,137,766	1,290,157	—	—	1,137,766	3.68	1,290,157	3.77
Retail, restaurants and hotels	1,399,039	1,319,864	7,341	7,793	1,406,380	4.55	1,327,657	3.87
Transport, Storage and Communications:
Transport and storage	1,239,443	1,622,345	—	—	1,239,443	4.01	1,622,345	4.73
Communications	214,961	212,279	—	—	214,961	0.69	212,279	0.62
Financial Services:
Financial and insurance companies	2,019,017	2,656,312	—	—	2,019,017	6.53	2,656,312	7.75
Real estate and other financial services	330,868	396,680	1,448	1,723	332,316	1.07	398,403	1.16
Community, Social and Personal Services:
Community, social and personal services	3,052,513	3,179,900	1,681	4,202	3,054,194	9.87	3,184,102	9.29
Others	1,747,254	2,079,201	—	—	1,747,254	5.67	2,079,201	6.07
Consumer Loans	3,948,721	4,247,013	—	—	3,948,721	12.76	4,247,013	12.39
Residential Mortgage Loans	9,387,372	10,346,528	—	—	9,387,372	30.33	10,346,528	30.19
Total	30,927,220	34,252,155	10,470	13,718	30,937,690	100.00	34,265,873	100.00

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Loans to Customers at amortized cost, continued:

(f)	Purchase of loan portfolio

During the year ended December 31, 2020 and 2021 the Bank did not acquire portfolio loans.

(g)	Sale or transfer of credits from the loans to customers:

During 2019, 2020 and 2021 the Bank has carried out transactions of sale or transfer of the loan portfolio according to the following:

	As of December 31, 2019
	Carrying amount	Allowances released	Sale price	Effect on income (loss) gain (*)
	MCh$	MCh$	MCh$	MCh$

Sale of outstanding loans	12,420	—	12,420	—
Sale of write-off loans	—	—	—	—
Total	12,420	—	12,420	—

	As of December 31, 2020
	Carrying amount	Allowances released	Sale price	Effect on income (loss) gain (*)
	MCh$	MCh$	MCh$	MCh$

Sale of outstanding loans	43,957	(107)	43,889	39
Sale of write-off loans	—	—	—	—
Total	43,957	(107)	43,889	39

	As of December 31, 2021
	Carrying amount	Allowances released	Sale price	Effect on income (loss) gain (*)
	MCh$	MCh$	MCh$	MCh$

Sale of outstanding loans	24,023	(15,477)	13,992	5,446
Sale of write-off loans	—	—	12	12
Total	24,023	(15,477)	14,004	5,458

(*)	See Note No. 31

(h)	Own assets securitizations:

During 2020 and 2021 the Bank did not execute securitization transactions involving its own assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.	Financial Assets at Fair Value through Other Comprehensive Income:

As of December 31, 2020 and 2021, financial assets are detailed as follows:

	2020	2021
	MCh$	MCh$
Debt instruments at fair value through OCI	1,060,523	3,054,809
Equity instruments valued at fair value through OCI	7,630	6,365
Total	1,068,153	3,061,174

(a)	Debt instruments at fair value through OCI:

(a.1)	The breakdown of the balance under the heading “Debt instruments at fair value through OCI” as of December 31, 2020 and 2021 is, as follows:

	2020	2021
	MCh$	MCh$
Instruments issued by the Chilean Government and the Central Bank of Chile:
Bonds issued by the Chilean Government and the Central Bank of Chile	109	102
Promissory notes issued by the Chilean Government and the Central Bank of Chile	—	—
Other instruments	163,491	2,488,748

Other instruments issued in Chile:
Mortgage bonds from domestic banks	128,763	111,656
Bonds from domestic banks	15,887	2,411
Deposits from domestic banks	685,392	424,419
Bonds from other Chilean companies	34,539	27,473
Other instruments	32,342	—

Instruments issued by foreign institutions:
Other instruments	—	—
Total	1,060,523	3,054,809

Instruments of the Government and the Central Bank of Chile include instruments sold under repurchase agreements to clients and financial institutions for an amount of Ch$351 million in December 2021 (Ch$13,268 million in December 2020). The repurchase agreements have an average maturity of 4 days in December 2021 (5 days in December 2020). As part of the FCIC program, instruments delivered as collateral are classified for an approximate amount of Ch$456,057 million as of December 31, 2021. Additionally, under this item, instruments are maintained to comply with the requirements for the constitution of a technical reserve for an amount equivalent to Ch$2,336,780 million as of December 31, 2021 (Ch$64,000 million in December 2020).

Under the instruments issued abroad mainly include bonds of local companies issued abroad.

As of December 31, 2021, the portfolio of financial assets at FVOCI includes a net unrealized loss of Ch$39,688 million, recorded in other comprehensive income within equity (a net unrealized gain of Ch$9,054 million as of December 31, 2020).

As of December 31, 2021 the impairment for debt instruments at Fair Value through OCI was Ch$4,085 million (Ch$3,084 million as of December 31, 2020).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.	Financial Assets at Fair Value through Other Comprehensive Income, continued:

(a)	Debt instruments at fair value through OCI, continued:

(a.2)	The credit ratings of the issuers of debt instruments as of December 31, 2020 and 2021, are as follows:

	As of December 31, 2020				As of December 31, 2021
	Stage 1 Individual	Stage 2 Individual	Stage 3 Individual	Total Individual	Stage 1 Individual	Stage 2 Individual	Stage 3 Individual	Total Individual
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Debt Instrument
Investment grade	1,027,965	216	—	1,028,181	3,054,795	14	—	3,054,809
Non-investment grade	—	—	—	—	—	—	—	—
Without rating	32,342	—	—	32,342	—	—	—	—
Total	1,060,307	216	—	1,060,523	3,054,795	14	—	3,054,809

(a.3)	Analysis of changes in the fair value and corresponding allowance for ECL by stage for debt instruments measured at FVOCI as of December 31, 2020 and 2021, is as follows:

	Stage 1 Individual		Stage 2 Individual		Stage 3 Individual		Total
	Fair value MCh$	ECL MCh$	Fair value MCh$	ECL MCh$	Fair value MCh$	ECL MCh$	Fair value MCh$	ECL MCh$
Balance as of January 1, 2020	1,357,846	7,736	—	—	—	—	1,357,846	7,736
Net change on Balance *	(306,649)	1,519	(255)	(7)	—	—	(306,904)	1,512
Change in fair value	14,217	—	(6)	—	—	—	14,211	—
Transfer to Stage 1	—	—	—	—	—	—	—	—
Transfer to Stage 2	(477)	(12)	477	12	—	—	—	—
Transfer to Stage 3	—	—	—	—	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year **	—	—	—	1	—	—	—	1
Impact of net re-measurement of year-end ECL	—	(6,120)	—	—	—	—	—	(6,120)
Amounts written off	—	—	—	—	—	—	—	—
Foreign exchange adjustments	(4,630)	(45)	—	—	—	—	(4,630)	(45)
Balance as of December 31, 2020	1,060,307	3,078	216	6	—	—	1,060,523	3,084

Balance as of January 1, 2021	1,060,307	3,078	216	6	—	—	1,060,523	3,084
Net change on Balance *	2,096,637	(4,265)	(276)	(8)	—	—	2,096,361	(4,273)
Change in fair value	(103,047)	—	(60)	—	—	—	(103,107)	—
Transfer to Stage 1	—	—	—	—	—	—	—	—
Transfer to Stage 2	(134)	(4)	134	4	—	—	—	—
Transfer to Stage 3	—	—	—	—	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year **	—	—	—	—	—	—	—	—
Impact of net re-measurement of year-end ECL	—	5,270	—	(2)	—	—	—	5,268
Amounts written off	—	—	—	—	—	—	—	—
Foreign exchange adjustments	1,032	6	—	—	—	—	1,032	6
Balance as of December 31, 2021	3,054,795	4,085	14	—	—	—	3,054,809	4,085

*	Net change between assets purchased and assets derecognized excluding write offs.

**	Represents the change in the year-end ECLs of exposures that were transferred from one stage to another during the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.	Financial Assets at Fair Value through Other Comprehensive Income, continued:

(b)	Equity instruments at fair value through OCI:

The breakdown of the balance under the heading “Equity instruments at fair value through OCI” as of December 31, 2020 and 2021 is as follows:

	2020	2021
	MCh$	MCh$
Equity instruments issued in Chile	6,869	5,499
Equity instruments issued by foreign institutions	761	866
Total	7,630	6,365

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

The gross gains (losses) realized in sale of financial instruments, as of December 31, 2019, 2020 and 2021, is recorded in the item “Net financial operating income” (Note No. 32).

Change in profits and losses unrealized on the sale of debt instruments for the periods ended December 31, 2019, 2020 and 2021 are as follows:

	2019	2020	2021
	MCh$	MCh$	MCh$
Net gain (loss) on financial assets before income tax (1)	15,969	(8,540)	(52,913)
Tax (expense) benefit	(4,328)	2,304	4,171
Net of tax amount (2)	11,641	(6,236)	(48,742)

(1)	As of December 31, 2019, 2020 and 2021, realized gains reclassified to the income statement line item “Net financial operating income” amounted to Ch$4,716 million, Ch$22,735 million and Ch$442 million, respectively.

(2)	This amount corresponds to the unrealized gain or loss, net of deferred tax and which are included in “Consolidated Statement of Changes in Equity”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial Instruments at Amortized Cost:

As of December 31, 2020 and 2021, financial assets at amortized cost are detailed as follows:

	2020	2021
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile
Bonds issued by the Central Bank of Chile	—	—
Promissory notes issued by the Central Bank of Chile	—	—
Other instruments of the Chilean Government and the Central Bank of Chile	—	839,744

Other instruments issued in Chile
Deposit promissory notes from domestics banks	—	—
Mortgage bonds from domestic banks	—	—
Bonds from domestic banks	—	—
Deposits from domestic banks	—	—
Bonds from other Chilean companies	—	—
Promissory notes issued by other Chilean companies	—	—
Other instruments issued in Chile	—	—

Instruments issued Abroad
Instruments from foreign governments or Central Banks	—	—
Other instruments	—	—

Total	—	839,744

(a.1)	The credit ratings of the issuers of instruments assets at amortized cost as of December 31, 2021, are as follows:

	As of December 31, 2020				As of December 31, 2021
	Stage 1 Individual	Stage 2 Individual	Stage 3 Individual	Total Individual	Stage 1 Individual	Stage 2 Individual	Stage 3 Individual	Total Individual
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Debt Instrument
Investment grade	—	—	—	—	839,744	—	—	839,744
Non-investment grade	—	—	—	—	—	—	—	—
Without rating	—	—	—	—	—	—	—	—
Total	—	—	—	—	839,744	—	—	839,744

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Financial Instruments at Amortized Cost, continued:

(a.2)	Analysis of changes in gross carrying amount and corresponding allowance for ECL by stage for financial instruments measured at amortized cost as of December 31, 2021, is as follows:

	Stage 1 Individual		Stage 2 Individual		Stage 3 Individual		Total
	Fair value MCh$	ECL MCh$	Fair value MCh$	ECL MCh$	Fair value MCh$	ECL MCh$	Fair value MCh$	ECL MCh$
Balance as of January 1, 2021	—	—	—	—	—	—	—	—
Net change on Balance *	839,744	—	—	—	—	—	839,744	—
Change in fair value	—	—	—	—	—	—	—	—
Transfer to Stage 1	—	—	—	—	—	—	—	—
Transfer to Stage 2					—	—	—	—
Transfer to Stage 3	—	—	—	—	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year **	—	—	—	—	—	—	—	—
Impact of net re-measurement of year-end ECL	—	—	—	—	—	—	—	—
Amounts written off	—	—	—	—	—	—	—	—
Foreign exchange adjustments	—	—	—	—	—	—	—	—
Balance as of December 31, 2021	839,744	—	—	—	—	—	839,744	—

*	Net change between assets purchased and assets derecognized excluding write offs.

**	Represents the change in the year-end ECLs of exposures that were transferred from one stage to another during the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

14.	Investments in Other Companies:

(a)	This item includes investments in other companies for an amount of Ch$42,338 million and Ch$46,923 million as of December 31, 2020 and 2021, respectively, detailed as follows:

						Investment
		Ownership Interest		Equity		Assets		Income
		2020	2021	2020	2021	2020	2021	2019	2020	2021
Company	Shareholder	%	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Associates
Transbank S.A. (*)	Banco de Chile	26.16	26.16	67,337	84,898	17,613	22,207	3,505	(4,360)	(3,254)
Administrador Financiero del Transantiago S.A.	Banco de Chile	20.00	20.00	19,171	19,158	3,951	3,947	390	389	385
Redbanc S.A.	Banco de Chile	38.13	38.13	8,663	9,935	3,307	3,842	330	(242)	539
Centro de Compensación Automatizado S.A.	Banco de Chile	33.33	33.33	8,182	10,728	2,787	3,663	294	603	876
Sociedad Interbancaria de Depósitos de Valores S.A.	Banco de Chile	26.81	26.81	5,526	6,317	1,564	1,788	231	276	315
Servicios de Infraestructura de Mercado OTC S.A.	Banco de Chile	12.33	12.33	12,248	12,609	1,510	1,541	59	(24)	32
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Banco de Chile	15.00	15.00	6,436	6,638	980	1,025	29	29	58
Sociedad Operadora de Tarjetas de Crédito Nexus S.A. (**)	Banco de Chile	29.63	29.63	8,626	—	2,556	—	5	(2,682)	1,405
Subtotal				136,189	150,283	34,268	38,013	4,843	(6,011)	356

Joint Venture
Servipag Ltda.	Banco de Chile	50.00	50.00	13,268	14,930	6,631	7,465	572	359	831
Artikos Chile S.A.	Banco de Chile	50.00	50.00	2,547	2,527	1,439	1,445	624	553	606
Subtotal				15,815	17,457	8,070	8,910	1,196	912	1,437

Total				152,004	167,740	42,338	46,923	6,039	(5,099)	1,793

(*)	On April 22, 2021, the Extraordinary Shareholders’ Meeting of the company unanimously approved a capital increase for Ch$30,000 million through the issuance of 152,905,194 payment shares. As of December 31, 2021, Banco de Chile has subscribed and full payment of 39,994,508 shares equivalent to Ch$7,847 million.
(**)	As of December 31, 2021, the investment is presented in the item “Other Assets” under the concept “Non-current assets held for sale”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

14.	Investments in Other Companies, continued:

(b)	The total carrying amount of the Bank’s associates as of December 31, 2020 and 2021 is explained as follows:

	2020
Associate’s statement of financial position	Centro de Compensación Automatizado S.A.	Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Sociedad Operadora de Tarjetas de Crédito Nexus S.A.	Sociedad Interbancaria de Depósitos de Valores S.A.	Redbanc S.A.	Transbank S.A.	Administrador Financiero del Transantiago S.A.	Sociedad Imerc OTC S.A.	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current assets	5,087	6,019	9,586	113	7,047	1,118,388	54,120	21,585	1,221,945
Non-current assets	3,463	1,353	21,561	4,961	16,366	99,060	592	8,216	155,572
Total Assets	8,550	7,372	31,147	5,074	23,413	1,217,448	54,712	29,801	1,377,517

Current liabilities	1,947	769	7,951	263	7,688	1,130,800	34,234	16,789	1,200,441
Non-current liabilities	139	313	5,521	—	6,504	3,981	1,304	533	18,295
Total Liabilities	2,086	1,082	13,472	263	14,192	1,134,781	35,538	17,322	1,218,736
Equity	6,464	6,290	17,675	4,811	9,221	82,667	19,174	12,470	158,772
Minority interest	—	—	—	—	—	—	—	9	9
Total Liabilities and Equity	8,550	7,372	31,147	5,074	23,413	1,217,448	54,712	29,801	1,377,517

Associate’s revenue and profit
Operating income	3,384	3,386	49,944	15	38,024	222,912	3,707	6,291	327,663
Operating expenses	(2,229)	(3,348)	(49,699)	(57)	(36,693)	(133,128)	(2,224)	(5,725)	(233,103)
Other income (expenses)	(13)	159	(304)	903	(195)	(72,143)	979	179	(70,435)
Gain before tax	1,142	197	(59)	861	1,136	17,641	2,462	745	24,125
Income tax	(261)	(4)	75	—	(270)	(4,239)	(514)	(267)	(5,480)
Gain for the year	881	193	16	861	866	13,402	1,948	478	18,645

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

14.	Investments in Other Companies, continued:

	2021
Associate’s statement of financial position	Centro de Compensación Automatizado S.A.	Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Sociedad Interbancaria de Depósitos de Valores S.A.	Redbanc S.A.	Transbank S.A.	Administrador Financiero del Transantiago S.A.	Sociedad Imerc OTC S.A.	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current assets	10,501	5,259	108	12,006	1,197,305	53,741	27,628	1,306,548
Non-current assets	2,746	2,310	6,567	16,404	120,282	696	8,013	157,018
Total Assets	13,247	7,569	6,675	28,410	1,317,587	54,437	35,641	1,463,566

Current liabilities	2,126	836	358	9,490	1,230,002	35,189	21,179	1,299,180
Non-current liabilities	393	95	—	8,985	2,687	90	1,844	14,094
Total Liabilities	2,519	931	358	18,475	1,232,689	35,279	23,023	1,313,274
Equity	10,728	6,638	6,317	9,935	84,898	19,158	12,609	150,283
Minority interest	—	—	—	—	—	—	9	9
Total Liabilities and Equity	13,247	7,569	6,675	28,410	1,317,587	54,437	35,641	1,463,566

Associate’s revenue and profit
Operating income	5,675	3,898	10	43,192	821,362	4,033	7,210	885,380
Operating expenses	(2,377)	(3,653)	(43)	(41,066)	(757,773)	(2,182)	(6,864)	(813,958)
Other income (expenses)	87	134	1,208	(338)	(83,001)	296	(5)	(81,619)
Gain before tax	3,385	379	1,175	1,788	(19,412)	2,147	341	(10,197)
Income tax	(757)	13	—	(375)	6,973	(222)	31	5,663
Gain for the year	2,628	392	1,175	1,413	(12,439)	1,925	372	(4,534)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

14.	Investments in Other Companies, continued:

(c)	Joint Ventures:

The Bank has a 50% interest in Servipag Ltda. and a 50% interest in Artikos Chile S.A., two jointly controlled entities. The Bank’s interest in both entities is accounted for using the equity method in the consolidated financial statements.

The table below presents summarized financial information as of December 31, 2020 and 2021 of the entities the Bank controls jointly:

	Artikos Chile S.A.		Servipag Ltda.
	2020	2021	2020	2021
	MCh$	MCh$	MCh$	MCh$
Current assets	1,856	2,067	71,711	65,128
Non-current assets	1,799	2,278	16,102	15,721
Total Assets	3,655	4,345	87,813	80,849

Current liabilities	1,108	1,167	70,887	61,079
Non-current liabilities	—	651	3,658	4,840
Total Liabilities	1,108	1,818	74,545	65,919
Equity	2,547	2,527	13,268	14,930
Total Liabilities and Equity	3,655	4,345	87,813	80,849

Operating income	3,632	3,977	40,138	39,309
Operating expenses	(2,534)	(2,631)	(38,841)	(37,047)
Other income (expenses)	4	7	(31)	(231)
Profit before tax	1,102	1,353	1,266	2,031
Income tax	3	(142)	(290)	(369)
Profit for the year	1,105	1,211	976	1,662

(d)	The reconciliation between opening and ending balance of investments in other companies that are not consolidated in 2019, 2020 and 2021 is detailed as follows:

	2019	2020	2021
	MCh$	MCh$	MCh$
Balance as of January 1,	42,252	48,442	42,338
Capital increase	671	—	7,847
Participation in net income	6,039	(5,099)	1,793
Dividends received	(552)	(1,001)	(1,097)
Non-current assets Nexus	—	—	(3,961)
Other	32	(4)	3
Balance as of December 31,	48,442	42,338	46,923

(e)	During the year ended as of December 31, 2020 and 2021 no impairment has incurred in these investments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

15.	Intangible Assets:

(a)	As of December 31, 2020 and 2021 intangible assets are detailed as follows:

	Useful Life		Average remaining amortization		Gross balance		Accumulated Amortization		Net balance
	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021
	Years	Years	Years	Years	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Other Intangible Assets:
Goodwill	—	—	—	—	16,714	16,714	—	—	16,714	16,714
Intangible assets arising from business combinations	—	—	—	—	56,249	56,249	(39,553)	(39,553)	16,696	16,696
Software or computer programs	6	6	4	4	180,695	209,458	(119,994)	(136,926)	60,701	72,532
Total					253,658	282,421	(159,547)	(176,479)	94,111	105,942

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

15.	Intangible Assets, continued:

(b)	Changes in intangible assets during the 2020 and 2021 periods are as follows:

	Goodwill (1)	Intangible assets arising from business combinations (2)	Software or computer programs	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2020	16,714	56,249	163,511	236,474
Acquisitions	—	—	18,631	18,631
Disposals/write-downs	—	—	(387)	(387)
Reclassification	—	—	(16)	(16)
Impairment (*) (**)	—	—	(1,044)	(1,044)
Balance as of December 31, 2020	16,714	56,249	180,695	253,658
Acquisitions	—	—	30,222	30,222
Disposals/write-downs	—	—	(352)	(352)
Reclassification	—	—	(89)	(89)
Impairment (*) (**)	—	—	(1,018)	(1,018)
Balance as of December 31, 2021	16,714	56,249	209,458	282,421

Accumulated Amortization
Balance as of January 1, 2020	—	(39,553)	(105,204)	(144,757)
Amortization for the year (**)	—	—	(15,865)	(15,865)
Disposals/write-downs	—	—	660	660
Reclassification	—	—	—	—
Impairment (*) (**)	—	—	415	415
Balance as of December 31, 2020	—	(39,553)	(119,994)	(159,547)
Amortization for the year (**)	—	—	(17,831)	(17,831)
Disposals/write-downs	—	—	352	352
Reclassification	—	—	(2)	(2)
Impairment (*) (**)	—	—	549	549
Balance as of December 31, 2021	—	(39,553)	(136,926)	(176,479)

Net balance as of December 31, 2020	16,714	16,696	60,701	94,111
Net balance as of December 31, 2021	16,714	16,696	72,532	105,942

(1)	Goodwill corresponds mainly to business combination with Citibank Chile whose amount is of MCh$12,576 that represents the value of synergies to be generated in the combination process and the acquisition of know-how.

(2)	Intangible assets arising from business combinations include assets with indefinite useful lives acquired in the business combination with Citibank Chile.

(*)	Does not include write-offs of Intangible assets for $1,178 million as of December 31, 2021.

(**)	See Note No. 37 Depreciation, Amortization and Impairment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

15.	Intangible Assets, continued:

As of December 31, 2020 and 2021, the Bank had made the following commitments for technological developments:

	Amount of Commitment
	2020	2021
	MCh$	MCh$
Software and licenses	3,830	7,097

(c)	Impairment testing of Goodwill

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

Accordingly, for impairment testing purposes, goodwill acquired through business combinations has been allocated to four individual business segments, as follows:

	2020	2021
Business Segments	MCh$	MCh$
Retail	5,928	5,928
Wholesale	2,135	2,135
Treasury and money market operations	4,513	4,513
Subsidiaries	4,138	4,138
Total	16,714	16,714

Below are the key assumptions used for determining the value in use for impairment testing purposes:

●	The Bank determines the recoverable amount of its business segments on the basis of value in use and employs a DCF valuation model. The DCF model determines the present value of the estimated future earnings that would be distributed to shareholders, once the respective regulatory capital requirements are satisfied.

●	For purposes of the goodwill impairment testing, the DCF model uses earnings projections for a ten-year period. A ten-year period is deemed as the Bank assumes that over that period it is possible to achieve the goals set in the long-term business strategy.

●	Earnings projections result from business growth, particularly associated with projected expansion rates for the local economy, the industry’s loan book and the Bank’s strategic goals. Then, based on historical data and a linear regression analysis, the Bank determines a multiplier of loan expansion (real terms) over GDP growth for the local economy. Given the impact of the COVID-19 pandemic, the multiplier for 2022 has been defined at 0.90 times. However, this multiplier is expected to return to normal levels from 2023 onwards (average of approximately 1.52 times between 2023 and 2031) although it is expected to decrease overtime as long as banking penetration increases across the diverse business segments.

●	Following the estimated growth rates for the Chilean economy (measured as GDP) and the banking industry in terms of loans to customers, expansion rates of the Bank’s loan book are determined by considering the achievement of the Bank’s long-term strategic goals. Therefore, real growth rates are considered to be slightly higher than the industry rates within the ten-year period, assuming that a market share of 17.0% is achieved at year three and remains flat onwards.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

15.	Intangible Assets, continued:

(c)	Impairment testing of Goodwill, continued:

●	For purposes of business segments valuation, the DCF model considers discount rates that are determined by carrying out a linear regression analysis based on historical data of daily stock returns for the Bank and the market portfolio or overall stock index (IGPA index in Chile). In order to do this, an index linear model is applied, which is widely used in finance for these purposes. After estimating the model parameters (alpha and beta), the Capital Asset Pricing Model (“CAPM”) is utilized in order to determine the cost of equity or discount rate for shareholders’ cash flows. When using CAPM, a 6.7% discount rate is computed by assuming long-term scenarios for market risk premium and the latest available data (December 2021) for both inflation and long-term risk free rate. We also use alternative methods, such as historical return-on-market-equity (net income over market capitalization) and implied return-on-equity from price-to-earnings ratios projected by market analysts. Based on these methods, the Bank is able to reach a discount rate of 7.5% by using the return-on-market-equity and 9.8% by means of the projected price-to-earnings ratio. By using such evidence, the Bank determined a cost of equity of 9.0% as a baseline scenario for discount rates used for valuation purposes. The Bank also carries out a sensitivity analysis by setting discounts rates of 8.0% and 10.0%.

(d)	Annual goodwill impairment test:

The annual goodwill impairment tests for the years ended December 31, 2020 and 2021 did not result in an impairment loss on the goodwill of the Bank’s business segments as their economic values were higher than their carrying amounts.

(e)	Restrictions:

Banco de Chile and its subsidiaries have no restrictions on intangible assets as of December 31, 2020 and 2021. Additionally, no intangible assets have been pledged as collateral to secure the fulfillment of any financial obligation. Moreover, there are no amounts owed by the Bank on intangible assets as of the aforementioned dates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

16.	Property and Equipment and Leased Assets and Lease Liabilities:

(a)	The properties and equipment as of December 31, 2020 and 2021 are composed as follows:

	Useful Life		Average remaining depreciation		Gross balance		Accumulated Depreciation		Net balance
	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021
	Years	Years	Years	Years	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Type of property and equipment:
Land and Buildings	26	26	20	19	304,951	311,279	(142,543)	(148,645)	162,408	162,634
Equipment	5	5	4	3	222,624	243,757	(175,141)	(191,334)	47,483	52,423
Others	7	7	4	4	55,898	56,582	(47,861)	(49,319)	8,037	7,263
Total					583,473	611,618	(365,545)	(389,298)	217,928	222,320

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

16.	Property and Equipment and Leased Assets and Lease Liabilities, continued:

(b)	As of December 31, 2020 and 2021, this account and its changes are detailed as follows:

	Land and Buildings	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$
(a.1) Gross Balance

Balance as of January 1, 2020	301,619	207,605	55,519	564,743
Additions	6,303	20,658	1,510	28,471
Write-down and sales of the year	(2,903)	(5,606)	(1,105)	(9,614)
Impairment loss (*) (***)	(68)	(33)	(26)	(127)
Balance as of December 31, 2020	304,951	222,624	55,898	583,473

Balance as of January 1, 2021	304,951	222,624	55,898	583,473
Additions	9,477	22,367	2,349	34,193
Write-down and sales of the year	(3,132)	(1,232)	(1,628)	(5,992)
Impairment loss (*)	(17)	(2)	(37)	(56)
Balance as of December 31, 2021	311,279	243,757	56,582	611,618

(a.2) Accumulated Depreciation

Balance as of January 1, 2020	(136,394)	(162,560)	(45,527)	(344,481)
Depreciation charges of the year (*) (**)	(8,844)	(17,273)	(3,371)	(29,488)
Write-down and sales of the year	2,695	4,692	1,025	8,412
Impairment (*) (***)	—	—	12	12
Accumulated Depreciation as of December 31, 2020	(142,543)	(175,141)	(47,861)	(365,545)

Balance as of January 1, 2021	(142,543)	(175,141)	(47,861)	(365,545)
Reclassification	—	—	16	16
Depreciation charges of the year (*) (**)	(8,895)	(17,409)	(3,107)	(29,411)
Write-down and sales of the year	2,793	1,216	1,620	5,629
Impairment (*)	—	—	13	13
Accumulated Depreciation as of December 31, 2021	(148,645)	(191,334)	(49,319)	(389,298)

(*)	See Note No. 37 about Depreciation, Amortization and Impairment.

(**)	It does not include depreciation for the year for Investment Properties, which it registered under the item “Investment Properties” for an amount of Ch$357 million (Ch$357 million in 2020).

(***)	This amount does not include charge-offs of Property and Equipment of Ch$916 million as of December 2020.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

16.	Property and Equipment and Leased Assets and Lease Liabilities, continued:

(c)	The composition of the rights over leased assets as of December 31, 2020 and 2021 is as follows:

	Gross Balance		Accumulated Depreciation		Net Balance
	December	December	December	December	December	December
	2020	2021	2020	2021	2020	2021
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Categories
Buildings	123,215	124,978	(33,560)	(46,743)	89,655	78,235
Floor space for ATMs	40,445	42,051	(16,496)	(25,566)	23,949	16,485
Improvements to leased properties	26,579	26,066	(21,354)	(20,598)	5,225	5,468
Total	190,239	193,095	(71,410)	(92,907)	118,829	100,188

(d)	The changes of the rights over leased assets as of December 31, 2020 and 2021 is as follows:

	2020
	Buildings	Floor space for ATMs	Improvements to leased properties	Total
	MCh$	MCh$	MCh$	MCh$

Gross Balance
Balance as of January 1, 2020	130,853	41,960	27,254	200,067
Additions	7,907	1,319	847	10,073
Write-downs	(15,538)	(1,197)	(1,522)	(18,257)
Remeasurement	(7)	(1,637)	—	(1,644)
Total	123,215	40,445	26,579	190,239

Accumulated Depreciation
Balance as of January 1, 2020	(18,722)	(9,091)	(21,589)	(49,402)
Depreciation of the year (*)	(18,867)	(7,774)	(1,006)	(27,647)
Write-downs	4,029	369	1,241	5,639
Total	(33,560)	(16,496)	(21,354)	(71,410)

Balance as of December 31, 2020	89,655	23,949	5,225	118,829

(*)	See Note No.37 Depreciation, Amortization and Impairment. Does not include provision for impairment of Ch$1 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

16.	Property and Equipment and Leased Assets and Lease Liabilities, continued:

	2021
	Buildings	Floor space for ATMs	Improvements to leased properties	Total
	MCh$	MCh$	MCh$	MCh$

Gross Balance
Balance as of January 1, 2021	123,215	40,445	26,579	190,239
Additions	12,123	2,867	1,386	16,376
Write-downs	(10,468)	(1,055)	(1,899)	(13,422)
Remeasurement	—	(206)	—	(206)
Others	108	—	—	108
Total	124,978	42,051	26,066	193,095

Accumulated Depreciation
Balance as of January 1, 2021	(33,560)	(16,496)	(21,354)	(71,410)
Depreciation of the year (*)	(18,244)	(10,095)	(860)	(29,199)
Write-downs	5,064	1,025	1,616	7,705
Others	(3)	—	—	(3)
Total	(46,743)	(25,566)	(20,598)	(92,907)

Balance as of December 31, 2021	78,235	16,485	5,468	100,188

(*)	See Note No.37 Depreciation, Amortization and Impairment.

(e)	The following are the future maturities of the lease liabilities as of December 31, 2020 and 2021:

	December 2020
	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Lease associated with:
Buildings	1,646	3,371	14,501	28,663	20,869	30,865	99,915
ATMs	824	1,644	7,229	14,467	419	483	25,066
Total	2,470	5,015	21,730	43,130	21,288	31,348	124,981

	December 2021
	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Lease associated with:
Buildings	1,785	3,555	13,516	28,025	21,530	27,733	96,144
ATMs	962	1,921	8,221	6,114	116	108	17,442
Total	2,747	5,476	21,737	34,139	21,646	27,841	113,586

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

16.	Property and Equipment and Leased Assets and Lease Liabilities, continued:

The Bank and its subsidiaries maintain contracts with certain renewal options and for which there is reasonable certainty that said option shall be carried out. In such cases, the lease period used to measure the liability and assets corresponds to an estimate of future renewals.

The changes of the obligations for lease liabilities and the flows for the years 2021 and 2020 are as follows:

Total cash flow for the year
MCh$
Lease liability
Balances as of January 1, 2020	146,013
Liabilities for new lease agreements	5,768
Interest expenses	2,532
Payments of capital and interests	(28,705)
Remeasurement	(1,644)
Derecognized contracts	(12,337)
Others	3,390
Balances as of December 31, 2020	115,017

Balances as of January 1, 2021	115,017
Liabilities for new lease agreements	8,283
Interest expenses	1,978
Payments of capital and interests	(30,585)
Remeasurement	(206)
Derecognized contracts	(5,524)
Others	6,707
Balances as of December 31, 2021	95,670

(f)	The future cash flows related to short-term lease agreements in effect as of December 31, 2021 correspond to Ch$5,569 million (Ch$6,814 million as of December 31, 2020).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.	Investment Properties:

	2019	2020	2021
	MCh$	MCh$	MCh$
Net Balance as of January 1,	13,938	13,190	12,833
Additions resulting from business combinations	—	—	—
Reclassifications	(389)	—	—
Disposals	—	—	—
Depreciation charges in the period	(359)	(357)	(357)
Impairment	—	—	—
Net Balance as of December 31,	13,190	12,833	12,476

Estimated useful lives applied by the Bank are presented in Note No. 2(m) Property and equipment.

As of December 31, 2021, the fair value of the investment properties held by the Bank is Ch$51,808 million (Ch$47,370 million as of December 31, 2020).

In 2021, the Bank earned income of Ch$3,372 million (Ch$4,546 million in 2020) renting out its investment properties. In the same period the Bank incurred corresponding expenses of Ch$2,944 million and Ch$1,843 million per year in 2020 and 2021.

18.	Current Taxes and Deferred Taxes:

(a)	Current Tax:

The Bank and its subsidiaries at the end of each year, have constituted a First Category Income Tax Provision, which was determined based on current tax regulations, and has been reflected in the statement of financial position net of taxes to be recovered or payable, as applicable, as of December 31, 2020 and 2021, according to the following detail:

	2020	2021
	MCh$	MCh$

Income taxes	153,084	299,396
Less:
Monthly prepaid taxes (PPM)	(172,683)	(182,903)
Credit for training expenses	(1,900)	(2,000)
Other	(1,139)	(2,210)
Total tax (receivable) payable, net	(22,638)	112,283

	2020	2021
	MCh$	MCh$

Current tax assets	22,949	—
Current tax liabilities	(311)	(112,283)
Total tax receivable (payable), net	22,638	(112,283)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

18.	Current Taxes and Deferred Taxes, continued:

(b)	Income Tax:

The Bank’s tax expense recorded for the years ended December 31, 2019, 2020 and 2021 is detailed as follows:

	2019	2020	2021
	MCh$	MCh$	MCh$
Income tax expense:
Current year taxes	232,404	161,869	250,155
Tax from previous period	(331)	813	3,014
Subtotal	232,073	162,682	253,169
(Credit) charge for deferred taxes:
Origin and reversal of temporary differences	(58,733)	(58,895)	20,163
Effect of changes in tax rate	—	—	—
Subtotal	(58,733)	(58,895)	20,163
Other	321	(564)	2,637
Net charge to income for income taxes	173,661	103,223	275,969

Tax Rate	27.00%	27.00%	27.00%

(c)	Reconciliation of effective tax rate:

The following table reconciles the income tax rate to the effective rate applied to determine the Bank’s income tax expense as of December 31, 2019, 2020 and 2021:

	2019		2020		2021
	Tax rate %	MCh$	Tax rate %	MCh$	Tax rate %	MCh$
Income tax calculated on net income before tax	27.00	209,901	27.00	136,310	27.00	359,717
Additions or deductions (*)	(5.10)	(39,612)	(7.76)	(39,195)	(6.27)	(83,587)
Effect of changes in tax rate	—	—	—	—	—	—
Other	0.43	3,372	1.21	6,108	(0.01)	(161)
Effective rate and income tax expense	22.33	173,661	20.45	103,223	20.72	275,969

(*)	The deductions of the tax rate for 2019, 2020 and 2021 mainly relate to permanent differences between tax and financial accounting rules.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

18.	Current Taxes and Deferred Taxes, continued:

(d)	Effect of deferred taxes on income and equity:

The effects of deferred taxes on assets, liabilities and income accounts are detailed as follows:

	Balance as of January 1,	Effect		Balance as of December 31,	Effect		Balance as of December 31,
	2020	Income	Equity	2020	Income	Equity	2021
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Debit differences:
Allowances for loan losses	151,481	65,880	—	217,361	(47,150)	—	170,211
Personnel provisions	16,997	(481)	—	16,516	(1,929)	—	14,587
Staff vacations	7,444	1,720	—	9,164	829	—	9,993
Accrued interest and indexation adjustments from past due loans	3,674	896	—	4,570	503	—	5,073
Staff severance indemnities provision	1,491	(95)	25	1,421	(67)	(125)	1,229
Provisions of credit card expenses	8,221	(262)	—	7,959	1,815	—	9,774
Provisions of accrued expenses	10,564	3,519	—	14,083	(1,768)	—	12,315
Derivative instruments adjustments	1,470	(109)	—	1,361	102	—	1,463
Adjustment for valuation and impairment of financial assets at fair value through OCI	—	—	—	—	270	2,774	3,044
Leasing	41,792	(12,957)	—	28,835	23,184	—	52,019
Other adjustments	36,523	965	—	37,488	11,401	—	48,889
Total debit differences	279,657	59,076	25	338,758	(12,810)	2,649	328,597
Credit differences:
Depreciation of property and equipment and investment properties	15,524	1,732	—	17,256	(810)	—	16,446
Adjustment for valuation and impairment of financial assets at fair value through OCI	2,445	1,256	(2,304)	1,397	—	(1,397)	—
Transitory assets	8,329	(1,796)	—	6,533	1,580	—	8,113
Derivative instruments adjustments	—	—	—	—	—	—	—
Accrued interest to effective rate	1,381	1,393	—	2,774	(342)	—	2,432
Advance payment of lump-sum under union contracts	3,334	(1,100)	—	2,234	3,434	—	5,668
Intangible assets amortization	5,503	—	—	5,503	—	—	5,503
Other adjustments	11,848	(1,304)	—	10,544	3,491	—	14,035
Total credit differences	48,364	181	(2,304)	46,241	7,353	(1,397)	52,197
Total Assets (Liabilities), net	231,293	58,895	2,329	292,517	(20,163)	4,046	276,400

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

19.	Other Assets:

As of December 31, 2020 and 2021, other assets are detailed as follows:

	2020	2021
	MCh$	MCh$
Assets held for leasing (*)	85,626	94,460

Assets received or awarded as payment (**):
Assets awarded at judicial sale	5,571	11,629
Assets received in lieu of payment	1,182	1,955
Provisions for assets received in lieu of payment	(506)	(1,019)
Subtotal	6,247	12,565

Other Assets
Deposit by derivatives margin	232,732	293,378
Documents intermediated (***)	84,993	79,064
Recoverable income taxes	8,691	65,302
Prepaid expenses	29,654	45,731
Other accounts and notes receivable	64,029	34,373
Commissions receivable	11,810	9,482
Non-current assets held for sale (****)	—	3,961
Other	32,704	35,799
Subtotal	464,613	567,090
Total	556,486	674,115

(*)	These assets correspond to property and equipment to be given under a financial lease.

(**)	Assets received in lieu of payment are valued at fair value, which is calculated considering the lesser between appraised value and value of award, less cost of sell.

(***)	Documents intermediated refers to securities lending agreements managed by the Bank’s subsidiary Banchile Corredores de Bolsa S.A.

(****)	This item corresponds to the participation in Sociedad Operadora de Tarjeta de Crédito Nexus S.A., which has been reclassified as non-current assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

20.	Current Accounts and Other Demand Deposits:

As of December 31, 2020 and 2021, current accounts and other demand deposits are detailed as follows:

	2020	2021
	MCh$	MCh$
Current accounts	12,477,719	15,349,224
Other deposits and accounts	1,257,606	1,641,287
Other demand deposits	1,431,904	1,552,280
Total	15,167,229	18,542,791

21.	Saving Accounts and Time Deposits:

As of December 31, 2020 and 2021, saving accounts and time deposits are detailed as follows:

	2020	2021
	MCh$	MCh$
Time deposits	8,442,536	8,319,165
Term savings accounts	342,550	448,257
Other term balances payable	114,455	372,584
Total	8,899,541	9,140,006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.	Borrowings from Financial Institutions:

As of December 31, 2020 and 2021, borrowings from financial institutions are detailed as follows:

	2020	2021
	MCh$	MCh$

Domestic banks
Banco do Brasil	7,100	—
Banco Scotiabank	1,257	—
Subtotal domestic banks	8,357	—

Foreign banks
Foreign trade financing
Wells Fargo Bank	85,734	145,070
Citibank N.A. United State	114,525	70,590
Bank of America	20,475	43,925
Sumitomo Mitsui Banking	11,394	42,641
Bank of New York Mellon	21,389	17,055
Standard Chartered Bank	715	4,990
Commerzbank AG	21,687	1,782
Bank of Tokyo	40	412
The Bank of Nova Scotia	121,085	—
Zürcher Kantonalbank	39,116	—

Borrowings and other obligations
Wells Fargo Bank	106,965	133,692
Citibank N.A. United Kingdom	233	48,120
Citibank N.A. United States	—	4,173
Commerzbank AG	—	568
Standard Chartered Bank	—	211
Deutsche Bank Trust Company Americas	7,333	—
Others	105	176
Subtotal foreign banks	550,796	513,405

Central Bank of Chile (*)	3,110,600	4,348,460

Total	3,669,753	4,861,865

(*)	Financing provided by the Central Bank of Chile to deliver liquidity to the economy and support the flow of credit to households and companies, among which are the Loan Increase Conditional Credit Facility program (FCIC by its Spanish initials) and the Liquidity Credit Line (LCL).

As of December 31, 2021, the Bank has made use of these financing facilities for an amount of Ch$4,348,460 million (Ch$3,110,600 million as of December 31, 2020). To access the FCIC, the Bank has established guarantees in favor of the Central Bank of Chile for a total amount of approximately Ch$3,665,592 million, corresponding to commercial placements of the individual portfolio of high credit quality for Ch$3,024,118 million, and fixed income securities for an approximate amount of Ch$641,474 million. In the case of the LCL, the guarantee provided corresponds to the reserve held by the Bank.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

23.	Debt Issued:

As of December 31, 2020 and 2021, Debt issued is detailed as follows:

	2020	2021
	MCh$	MCh$
Mortgage bonds	6,786	4,116
Bonds	7,700,402	8,557,279
Subordinated bonds	886,407	917,510
Total	8,593,595	9,478,905

During the year 2020, the Bank issued bonds in the amount of Ch$889,135 million, of which Ch$634,952 million were Short-Term Bonds and Ch$254,183 million were Current Bonds, according to the following details:

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

During the year 2021, the Bank issued bonds in the amount of Ch$1,661,016 million, of which Ch$698,435 million were Short-Term Bonds and Ch$962,581 million were Current Bonds, according to the following details:

Short-term Bonds

Counterparty	Currency	Amount MCh$	Annual interest rate %	Issued date	Maturity date
Wells Fargo Bank	USD	72,240	0.23	20/01/2021	20/04/2021
Wells Fargo Bank	USD	36,736	0.38	09/02/2021	04/02/2022
Citibank N.A.	USD	36,736	0.28	09/02/2021	02/08/2021
Wells Fargo Bank	USD	35,700	0.26	25/02/2021	24/08/2021
Citibank N.A.	USD	71,400	0.23	25/02/2021	01/06/2021
Wells Fargo Bank	USD	35,700	0.26	25/02/2021	26/08/2021
Citibank N.A.	USD	36,295	0.34	04/03/2021	03/09/2021
Citibank N.A.	USD	72,589	0.34	04/03/2021	07/09/2021
Wells Fargo Bank	USD	18,147	0.25	04/03/2021	01/06/2021
Wells Fargo Bank	USD	78,814	0.25	08/09/2021	01/06/2022
Citibank N.A.	USD	78,873	0.23	10/09/2021	10/03/2022
Wells Fargo Bank	USD	39,436	0.25	10/09/2021	08/06/2022
Citibank N.A.	USD	78,413	0.23	13/09/2021	17/03/2022
Wells Fargo Bank	USD	4,283	0.28	15/09/2021	14/09/2022
Citibank N.A.	USD	3,073	0.28	22/09/2021	16/09/2022
Total as of December 31, 2021		698,435

Current Bonds Long-Term

Series	Currency	Amount MCh$	Terms Years	Annual issue rate %	Issue date	Maturity date
BCHIER1117	UF	109,889	6	3.68	22/10/2021	22/10/2027
BCHICD0815	UF	58,658	9	3.59	25/10/2021	25/10/2030
BCHIEU0917	UF	109,363	7	3.70	25/10/2021	25/10/2028
Subtotal UF		277,910

BONO JPY	JPY	36,097	10	0.70	17/08/2021	17/08/2031
BONO AUD	AUD	31,203	10	Rate BBSW+1.38 pb	12/08/2021	12/08/2031
BONO CHF	CHF	115,483	5	0.32	14/10/2021	14/10/2026
BONO USD	USD	82,543	5	2.22	17/11/2021	17/11/2026
BONO USD	USD	419,345	10	2.99	07/12/2021	07/12/2031
Subtotal Others currency		684,671
Total as of December 31, 2021		962,581

Subordinated bonds

During the year ended December 31, 2021, the Bank did not issue any subordinated bonds.

As of December 31, 2020 and 2021, the Bank was not in default in the payment of principal or interest on its debt instruments. Likewise, there have been no breaches of covenants and other commitments associated with the debt instruments issued.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.	Other Financial Obligations:

As of December 31, 2020 and 2021, other financial institutions are detailed as follows:

	2020	2021
	MCh$	MCh$
Other Chilean obligations	191,258	274,395
Public sector obligations	455	223
Total	191,713	274,618

25.	Provisions:

(a)	As of December 31, 2020 and 2021, provisions are detailed as follows:

	2020	2021
	MCh$	MCh$
Provision for minimum dividends	138,932	237,877
Provisions for contingent loan risks	98,181	93,049
Provisions for other contingencies	507	958
Total	237,620	331,884

(b)	The following table details the changes in provisions during 2020 and 2021:

	Minimum dividends	Contingent loan risks	Other	Total
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2020	177,902	24,971	501	203,374
Provisions established	138,932	73,210	6	212,148
Provisions used	(177,902)	—	—	(177,902)
Provisions released	—	—	—	—
Balances as of December 31, 2020	138,932	98,181	507	237,620

Balances as of January 1, 2021	138,932	98,181	507	237,620
Provisions established	237,877	—	537	238,414
Provisions used	(138,932)	(5,132)	(86)	(144,150)
Provisions released	—	—	—	—
Balances as of December 31, 2021	237,877	93,049	958	331,884

(c)	Impairment losses on contingent loan risks:

Provisions for contingent loan risks are detailed as follows:

	Outstanding exposure		ECL
	2020	2021	2020	2021
	MCh$	MCh$	MCh$	MCh$
Warranty by endorsement and sureties	224,079	439,669	6,068	3,754
Confirmed foreign letters of credit	58,299	91,270	10	3
Issued foreign letters of credit	343,663	358,755	235	200
Performance guarantees	2,214,370	2,366,953	13,124	7,029
Undrawn credit lines	7,650,382	8,651,193	78,744	82,033
Other commitments	107,707	78,951	—	30
Total	10,598,500	11,986,791	98,181	93,049

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

25.	Provisions, continued:

(c)	Impairment losses on contingent loan risks, continued:

An analysis of changes in the gross carrying amount and the corresponding allowance for impairment losses in relation to each contingent loan risk is as follow:

a.	Warranty by endorsement and sureties:

The table below shows the credit quality and the maximum exposure to credit risk based on the Bank’s internal credit rating system and year-end stage classification as of December 31, 2020 and 2021.

	As of December 31, 2020							As of December 31, 2021
	Stage 1		Stage 2		Stage 3			Stage 1		Stage 2		Stage 3
	Individual	Group	Individual	Group	Individual	Group	Total	Individual	Group	Individual	Group	Individual	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Normal	186,051	131	31,911	—	—	—	218,093	403,479	567	28,453	—	—	—	432,499
Substandard	—	—	356	—	—	—	356	—	—	7,170	—	—	—	7,170
Non-complying	—	—	—	—	5,630	—	5,630	—	—	—	—	—	—	—
Total	186,051	131	32,267	—	5,630	—	224,079	403,479	567	35,623	—	—	—	439,669

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

25.	Provisions, continued:

(c)	Impairment losses on contingent loan risks, continued:

An analysis of changes in the gross carrying amount and the corresponding allowance for impairment losses in relation to each contingent loan risk is as follow:

a.	Warranty by endorsement and sureties: continued:

An analysis of changes in the outstanding exposures and corresponding allowance for ECL during the 2020 and 2021 periods are as follows:

	Stage 1				Stage 2				Stage 3
	Individual		Group		Individual		Group		Individual		Group		Total
	Gross carrying amount	ECL	Gross carrying amount	ECL	Gross carrying amount	ECL	Gross carrying amount	ECL	Gross carrying amount	ECL	Gross carrying amount	ECL	Gross carrying amount	ECL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Outstanding exposure as of January 1, 2020	249,306	41	395	—	31,137	22	—	—	—	—	—	—	280,838	63
Net change on exposures	(31,759)	(19)	(231)	—	(19,038)	2,838	(62)	—	—	—	—	—	(51,090)	2,819
Transfer to Stage 1	29,099	1	—	—	(29,099)	(1)	—	—	—	—	—	—	—	—
Transfer to Stage 2	(55,270)	(18)	(65)	—	55,270	18	65	—	—	—	—	—	—	—
Transfer to Stage 3	—	—	—	—	(6,069)	(3,034)	—	—	6,069	3,034	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year**	—	—	—	—	—	159	—	—	—	2,815	—	—	—	2,974
Refinements to models used for calculation	—	167	—	—	—	226	—	—	—	—	—	—	—	393
Foreign exchange adjustments	(5,325)	2	32	—	66	36	(3)	—	(439)	(219)	—	—	(5,669)	(181)
Total	186,051	174	131	—	32,267	264	—	—	5,630	5,630	—	—	224,079	6,068

Outstanding exposure as of January 1, 2021	186,051	174	131	—	32,267	264	—	—	5,630	5,630	—	—	224,079	6,068
Net change on exposures	168,112	26	369	1	(6,416)	(153)	—	—	—	—	—	—	162,065	(126)
Transfer to Stage 1	3,870	8	320	—	(3,870)	(8)	(320)	—	—	—	—	—	—	—
Transfer to Stage 2	(2,300)	(2)	(313)	—	8,859	6,561	313	—	(6,559)	(6,559)	—	—	—	—
Transfer to Stage 3	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year**	—	(2)	—	—	—	(3,367)	—	—	—	—	—	—	—	(3,369)
Refinements to models used for calculation	—	—	—	1	—	—	—	—	—	—	—	—	—	1
Foreign exchange adjustments	47,746	35	60	—	4,783	216	7	—	929	929	—	—	53,525	1,180
Total	403,479	239	567	2	35,623	3,513	—	—	—	—	—	—	439,669	3,754

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

25.	Provisions, continued:

(c)	Impairment losses on contingent loan risks, continued:

b.	Confirmed foreign letters of credit:

The table below shows the credit quality and the maximum exposure to credit risk based on the Bank’s internal credit rating system and year-end stage classification as of December 31, 2020 and 2021.

	As of December 31, 2020							As of December 31, 2021
	Stage 1		Stage 2		Stage 3			Stage 1		Stage 2		Stage 3
	Individual	Group	Individual	Group	Individual	Group	Total	Individual	Group	Individual	Group	Individual	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Normal	58,063	236	—	—	—	—	58,299	91,270	—	—	—	—	—	91,270
Substandard	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Non-complying	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	58,063	236	—	—	—	—	58,299	91,270	—	—	—	—	—	91,270

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

25.	Provisions, continued:

(c)	Impairment losses on contingent loan risks, continued:

b.	Confirmed foreign letters of credit: continued:

An analysis of changes in the outstanding exposures and corresponding allowance for ECL during the 2020 and 2021 periods are as follows:

	Stage 1				Stage 2				Stage 3
	Individual		Group		Individual		Group		Individual		Group		Total
	Gross carrying amount	ECL	Gross carrying amount	ECL	Gross carrying amount	ECL	Gross carrying amount	ECL	Gross carrying amount	ECL	Gross carrying amount	ECL	Gross carrying amount	ECL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Outstanding exposure as of January 1, 2020	94,673	4	—	—	—	—	—	—	—	—	—	—	94,673	4
Net change on exposures	(34,528)	—	236	—	—	—	—	—	—	—	—	—	(34,292)	—
Transfer to Stage 1	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfer to Stage 2	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfer to Stage 3	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year**	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Refinements to models used for calculation	—	7	—	—	—	—	—	—	—	—	—	—	—	7
Foreign exchange adjustments	(2,082)	(1)	—	—	—	—	—	—	—	—	—	—	(2,082)	(1)
Total	58,063	10	236	—	—	—	—	—	—	—	—	—	58,299	10

Outstanding exposure as of January 1, 2021	58,063	10	236	—	—	—	—	—	—	—	—	—	58,299	10
Net change on exposures	18,244	(8)	(239)	—	—	—	—	—	—	—	—	—	18,005	(8)
Transfer to Stage 1	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfer to Stage 2	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfer to Stage 3	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year**	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Refinements to models used for calculation	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Foreign exchange adjustments	14,963	1	3	—	—	—	—	—	—	—	—	—	14,966	1
Total	91,270	3	—	—	—	—	—	—	—	—	—	—	91,270	3

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

25.	Provisions, continued:

(c)	Impairment losses on contingent loan risks, continued:

c.	Issued foreign letters of credit:

The table below shows the credit quality and the maximum exposure to credit risk based on the Bank’s internal credit rating system and year-end stage classification as of December 31, 2020 and 2021.

	As of December 31, 2020							As of December 31, 2021
	Stage 1		Stage 2		Stage 3			Stage 1		Stage 2		Stage 3
	Individual	Group	Individual	Group	Individual	Group	Total	Individual	Group	Individual	Group	Individual	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Normal	298,841	1,881	42,927	—	—	—	343,649	277,639	1,578	79,392	26	—	—	358,635
Substandard	—	—	14	—	—	—	14	—	—	120	—	—	—	120
Non-complying	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	298,841	1,881	42,941	—	—	—	343,663	277,639	1,578	79,512	26	—	—	358,755

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

25.	Provisions, continued:

(c)	Impairment losses on contingent loan risks, continued:

c.	Issued foreign letters of credit: continued:

An analysis of changes in the outstanding exposures and corresponding allowance for ECL during the 2020 and 2021 periods are as follows:

	Stage 1				Stage 2				Stage 3
	Individual		Group		Individual		Group		Individual		Group		Total
	Gross carrying amount	ECL	Gross carrying amount	ECL	Gross carrying amount	ECL	Gross carrying amount	ECL	Gross carrying amount	ECL	Gross carrying amount	ECL	Gross carrying amount	ECL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Outstanding exposure as of January 1, 2020	149,753	20	1,308	1	165,538	11	317	19	—	—	—	—	316,916	51
Net change on exposures	53,462	7	830	3	(20,836)	(13)	(530)	(19)	—	(1)	—	—	32,926	(23)
Transfer to Stage 1	136,838	2	866	—	(136,838)	(2)	(866)	—	—	—	—	—	—	—
Transfer to Stage 2	(37,319)	(10)	(1,048)	(4)	37,319	10	1,048	4	—	—	—	—	—	—
Transfer to Stage 3	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year**	—	1	—	—	—	10	—	(4)	—	—	—	—	—	7
Refinements to models used for calculation	—	111	—	—	—	92	—	—	—	1	—	—	—	204
Foreign exchange adjustments	(3,893)	(2)	(75)	—	(2,242)	(2)	31	—	—	—	—	—	(6,179)	(4)
Total	298,841	129	1,881	—	42,941	106	—	—	—	—	—	—	343,663	235

Outstanding exposure as of January 1, 2021	298,841	129	1,881	—	42,941	106	—	—	—	—	—	—	343,663	235
Net change on exposures	(59,551)	(32)	(503)	13	45,249	(36)	(1)	—	—	—	—	—	(14,806)	(55)
Transfer to Stage 1	19,728	14	—	—	(19,728)	(14)	—	—	—	—	—	—	—	—
Transfer to Stage 2	(788)	(1)	(25)	—	788	1	25	—	—	—	—	—	—	—
Transfer to Stage 3	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year**	—	(1)	—	—	—	—	—	—	—	—	—	—	—	(1)
Refinements to models used for calculation	—	—	—	(11)	—	—	—	—	—	—	—	—	—	(11)
Foreign exchange adjustments	19,409	12	225	2	10,262	18	2	—	—	—	—	—	29,898	32
Total	277,639	121	1,578	4	79,512	75	26	—	—	—	—	—	358,755	200

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

25.	Provisions, continued:

(c)	Impairment losses on contingent loan risks, continued:

d.	Performance guarantees:

The table below shows the credit quality and the maximum exposure to credit risk based on the Bank’s internal credit rating system and year-end stage classification as of December 31, 2020 and 2021.

	As of December 31, 2020							As of December 31, 2021
	Stage 1		Stage 2		Stage 3			Stage 1		Stage 2		Stage 3
	Individual	Group	Individual	Group	Individual	Group	Total	Individual	Group	Individual	Group	Individual	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Normal	1,573,058	46,523	568,005	615	—	—	2,188,201	1,718,639	45,140	572,081	307	—	—	2,336,167
Substandard	—	—	21,833	—	—	—	21,833	—	—	28,697	—	—	—	28,697
Non-complying	—	—	—	—	3,851	485	4,336	—	—	—	—	1,728	361	2,089
Total	1,573,058	46,523	589,838	615	3,851	485	2,214,370	1,718,639	45,140	600,778	307	1,728	361	2,366,953

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

25.	Provisions, continued:

(c)	Impairment losses on contingent loan risks, continued:

d.	Performance guarantees: continued:

An analysis of changes in the outstanding exposures and corresponding allowance for ECL during the 2020 and 2021 periods are as follows:

	Stage 1				Stage 2				Stage 3
	Individual		Group		Individual		Group		Individual		Group		Total
	Gross carrying amount	ECL	Gross carrying amount	ECL	Gross carrying amount	ECL	Gross carrying amount	ECL	Gross carrying amount	ECL	Gross carrying amount	ECL	Gross carrying amount	ECL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Outstanding exposure as of January 1, 2020	1,804,374	601	44,325	277	420,427	1,440	10,970	754	2,194	491	1,100	474	2,283,390	4,037
Net change on exposures	(33,951)	359	(8,832)	(160)	(6,254)	6,341	1,305	(674)	(5,241)	(8,647)	(1,226)	(454)	(54,199)	(3,235)
Transfer to Stage 1	128,944	48	29,217	78	(128,944)	(48)	(29,180)	(68)	—	—	(37)	(10)	—	—
Transfer to Stage 2	(314,572)	(222)	(17,839)	(169)	314,683	237	18,347	179	(111)	(15)	(508)	(10)	—	—
Transfer to Stage 3	(459)	—	(326)	(2)	(6,511)	(4,038)	(826)	(6)	6,970	4,038	1,152	8	—	—
Impact on year-end ECL of exposures transferred between stages during the year**	—	2	—	235	—	362	—	(172)	—	6,261	—	(8)	—	6,680
Refinements to models used for calculation	—	2,002	—	658	—	2,138	—	(10)	—	851	—	—	—	5,639
Foreign exchange adjustments	(11,278)	—	(22)	—	(3,563)	(10)	(1)	—	39	13	4	—	(14,821)	3
Total	1,573,058	2,790	46,523	917	589,838	6,422	615	3	3,851	2,992	485	—	2,214,370	13,124

Outstanding exposure as of January 1, 2021	1,573,058	2,790	46,523	917	589,838	6,422	615	3	3,851	2,992	485	—	2,214,370	13,124
Net change on exposures	72,215	(1,284)	(716)	16	21,365	(2,636)	(882)	(47)	(1,870)	(1,491)	(344)	—	89,768	(5,442)
Transfer to Stage 1	166,106	247	3,381	84	(166,106)	(247)	(3,381)	(84)	—	—	—	—	—	—
Transfer to Stage 2	(149,250)	(277)	(3,911)	(77)	150,330	1,131	3,998	77	(1,080)	(854)	(87)	—	—	—
Transfer to Stage 3	(62)	—	(260)	(5)	(765)	(79)	(47)	(5)	827	79	307	10	—	—
Impact on year-end ECL of exposures transferred between stages during the year**	—	(58)	—	(27)	—	(362)	—	67	—	374	—	(11)	—	(17)
Refinements to models used for calculation	—	(2)	—	(716)	—	(4)	—	(8)	—	11	—	—	—	(719)
Foreign exchange adjustments	56,572	52	123	3	6,116	28	4	—	—	—	—	—	62,815	83
Total	1,718,639	1,468	45,140	195	600,778	4,253	307	3	1,728	1,111	361	(1)	2,366,953	7,029

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

25.	Provisions, continued:

(c)	Impairment losses on contingent loan risks, continued:

e.	Undrawn credit lines:

The table below shows the credit quality and the maximum exposure to credit risk based on the Bank’s internal credit rating system and year-end stage classification as of December 31, 2020 and 2021.

	As of December 31, 2020							As of December 31, 2021
	Stage 1		Stage 2		Stage 3			Stage 1		Stage 2		Stage 3
	Individual	Group	Individual	Group	Individual	Group	Total	Individual	Group	Individual	Group	Individual	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Normal	1,055,119	6,244,331	138,432	182,812	20	—	7,620,714	1,178,448	7,130,566	133,391	180,023	13	—	8,622,441
Substandard	—	—	3,896	—	—	—	3,896	—	—	4,421	—	—	—	4,421
Non-complying	—	—	—	—	837	24,935	25,772	—	—	—	—	719	23,612	24,331
Total	1,055,119	6,244,331	142,328	182,812	857	24,935	7,650,382	1,178,448	7,130,566	137,812	180,023	732	23,612	8,651,193

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

25.	Provisions, continued:

(c)	Impairment losses on contingent loan risks, continued:

e.	Undrawn credit lines: continued:

An analysis of changes in the outstanding exposures and corresponding allowance for ECL during the 2020 and 2021 periods are as follows:

	Stage 1				Stage 2				Stage 3
	Individual		Group		Individual		Group		Individual		Group		Total
	Gross carrying amount	ECL	Gross carrying amount	ECL	Gross carrying amount	ECL	Gross carrying amount	ECL	Gross carrying amount	ECL	Gross carrying amount	ECL	Gross carrying amount	ECL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Outstanding exposure as of January 1, 2020	1,135,118	234	6,434,148	13,135	83,458	185	207,646	2,644	359	78	9,531	4,540	7,870,260	20,816
Net change on exposures	(28,109)	181	20,484	(1,726)	11,628	502	(102,141)	(1,262)	(568)	(174)	(7,903)	(1,004)	(106,609)	(3,483)
Transfer to Stage 1	80,990	19	516,008	7,348	(80,990)	(19)	(515,854)	(7,301)	—	—	(154)	(47)	—	—
Transfer to Stage 2	(129,707)	(93)	(597,956)	(5,942)	129,751	101	606,469	9,664	(44)	(8)	(8,513)	(3,722)	—	—
Transfer to Stage 3	(183)	—	(18,407)	(317)	(949)	(67)	(14,838)	(766)	1,132	67	33,245	1,083	—	—
Impact on year-end ECL of exposures transferred between stages during the year**	—	(1)	—	(293)	—	77	—	(1,035)	—	349	—	8,479	—	7,576
Refinements to models used for calculation	—	899	—	53,001	—	267	—	1,294	—	116	—	(1,429)	—	54,148
Foreign exchange adjustments	(2,990)	(3)	(109,946)	(128)	(570)	(8)	1,530	30	(22)	(8)	(1,271)	(196)	(113,269)	(313)
Total	1,055,119	1,236	6,244,331	65,078	142,328	1,038	182,812	3,268	857	420	24,935	7,704	7,650,382	78,744

Outstanding exposure as of January 1, 2021	1,055,119	1,236	6,244,331	65,078	142,328	1,038	182,812	3,268	857	420	24,935	7,704	7,650,382	78,744
Net change on exposures	110,630	(647)	493,150	4,207	(5,814)	(598)	(32,854)	(1,345)	(446)	(219)	(4,328)	(125)	560,338	1,273
Transfer to Stage 1	21,447	28	547,431	6,216	(21,447)	(28)	(547,431)	(6,216)	—	—	—	—	—	—
Transfer to Stage 2	(20,684)	(48)	(562,964)	(6,833)	20,850	159	568,515	8,760	(166)	(111)	(5,551)	(1,927)	—	—
Transfer to Stage 3	(62)	—	(4,738)	(68)	(386)	(28)	(2,046)	(33)	448	28	6,784	101	—	—
Impact on year-end ECL of exposures transferred between stages during the year**	—	(2)	—	370	—	(73)	—	(3,159)	—	192	—	1,306	—	(1,366)
Refinements to models used for calculation	—	—	—	(1,574)	—	—	—	(224)	—	1	—	2,032	—	235
Foreign exchange adjustments	11,998	8	413,356	2,594	2,281	15	11,027	79	39	21	1,772	430	440,473	3,147
Total	1,178,448	575	7,130,566	69,990	137,812	485	180,023	1,130	732	332	23,612	9,521	8,651,193	82,033

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

25.	Provisions, continued:

(c)	Impairment losses on contingent loan risks, continued:

f.	Other commitments:

The table below shows the credit quality and the maximum exposure to credit risk based on the Bank’s internal credit rating system and year-end stage classification as of December 31, 2020 and 2021.

	As of December 31, 2020							As of December 31, 2021
	Stage 1		Stage 2		Stage 3			Stage 1		Stage 2		Stage 3
	Individual	Group	Individual	Group	Individual	Group	Total	Individual	Group	Individual	Group	Individual	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Normal	107,707	—	—	—	—	—	107,707	78,951	—	—	—	—	—	78,951
Substandard	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Non-complying	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	107,707	—	—	—	—	—	107,707	78,951	—	—	—	—	—	78,951

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

25.	Provisions, continued:

(c)	Impairment losses on contingent loan risks, continued:

f.	Other commitments: continued:

An analysis of changes in the outstanding exposures and corresponding allowance for ECL during the 2020 and 2021 periods are as follows:

	Stage 1				Stage 2				Stage 3
	Individual		Group		Individual		Group		Individual		Group		Total
	Gross carrying amount	ECL	Gross carrying amount	ECL	Gross carrying amount	ECL	Gross carrying amount	ECL	Gross carrying amount	ECL	Gross carrying amount	ECL	Gross carrying amount	ECL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Outstanding exposure as of January 1, 2020	155,163	—	—	—	—	—	—	—	—	—	—	—	155,163	—
Net change on exposures	(47,456)	—	—	—	—	—	—	—	—	—	—	—	(47,456)	—
Transfer to Stage 1	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfer to Stage 2	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfer to Stage 3	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year**	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Refinements to models used for calculation	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Foreign exchange adjustments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	107,707	—	—	—	—	—	—	—	—	—	—	—	107,707	—

Outstanding exposure as of January 1, 2021	107,707	—	—	—	—	—	—	—	—	—	—	—	107,707	—
Net change on exposures	(28,756)	30	—	—	—	—	—	—	—	—	—	—	(28,756)	30
Transfer to Stage 1	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfer to Stage 2	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfer to Stage 3	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year**	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Refinements to models used for calculation	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Foreign exchange adjustments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	78,951	30	—	—	—	—	—	—	—	—	—	—	78,951	30

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.	Employee Benefits:

(a)	Provisions for personnel benefits and payroll:

	2020	2021
	MCh$	MCh$

Short-term personnel benefits (a.2)	43,941	53,069
Vacation accrual (a.3)	33,993	37,010
Other Benefits	25,728	10,438
Employee defined benefit plan (a.1)(*)	7,581	6,446
Total	111,243	106,963

(*)	See Note No. 2 (x) (iii).

(a.1)	Employee defined benefit plan:

	2020	2021
	MCh$	MCh$

Current service cost	367	226
Interest cost on benefit obligation	160	364
Actuarial gains and losses	91	(523)
Net benefit expense	618	67

The net benefit expense is recognized under “Personnel Expenses” (Note No. 35).

The principal assumptions used in determining pension obligations for the Bank’s plan are shown below:

	December 31,	December 31,
	2020	2021
	%	%

Discount rate	2.31	5.70
Annual salary increase	4.04	3.94
Payment probability	99.99	99.99

The most recent actuarial valuation of the staff severance indemnities provision was carried out during December 2021.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.	Employee Benefits, continued:

Changes in the present value of the defined benefit obligation are as follows:

	2020	2021
	MCh$	MCh$

Opening defined benefit obligation, January 1,	7,566	7,581
Increase in provision	527	590
Benefits paid	(603)	(1,202)
Actuarial gains and losses	91	(523)
Closing defined benefit obligation	7,581	6,446

(a.2) The following table details the changes in provisions for incentive plans during 2020 and 2021:

	2020	2021
	MCh$	MCh$

Balances as of January 1,	51,051	43,941
Provisions established	34,138	49,652
Provisions used	(41,248)	(40,524)
Provisions released	—	—
Balances as of December 31,	43,941	53,069

(a.3) The following table details the changes in provisions for vacation during 2020 and 2021:

	2020	2021
	MCh$	MCh$

Balances as of January 1,	27,609	33,993
Provisions established	11,512	11,294
Provisions used	(5,128)	(8,277)
Provisions released	—	—
Balances as of December 31,	33,993	37,010

(b)	Provisions for share-based employee benefits:

As of December 31, 2020 and 2021, the Bank and its subsidiaries did not have stock-based compensation plans.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.	Other Liabilities:

As of December 31, 2020 and 2021, other liabilities are detailed as follows:

	2020	2021
	MCh$	MCh$

Accounts and notes payable	273,143	220,422
Documents intermediated (**)	137,546	159,592
Income received in advance (*)	76,228	68,691
Securities unliquidated	2,725	61,238
Cobranding	29,213	35,937
VAT payable	5,742	5,442
Outstanding transactions	725	4,792
Insurance payments	1,802	397
Others	27,219	26,516
Total	554,343	583,027

(*)	In relation to the Strategic Alliance Framework Agreement, on June 4, 2019, Banco de Chile received the payment from the insurance companies for an amount of Ch$149,061 million, which was recorded according to IFRS 15. The related income is recognized over time, depending on compliance with the associated performance obligation.

(**)	This item mainly includes financing of simultaneous operations performed by subsidiary Banchile Corredores de Bolsa S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

28.	Contingencies and Commitments:

(a)	Commitments accounted for in off-balance-sheet accounts:

In order to satisfy its customers’ needs, the Bank entered into several irrevocable commitments and contingent obligations. Although these obligations are not recognized in the Statement of Financial Position, they entail credit risks and, therefore, form part of the Bank’s overall risk.

	2020	2021
	MCh$	MCh$

Off-balance-sheet accounts
Warranty by endorsement and sureties	224,079	439,669
Confirmed foreign letters of credit	58,299	91,270
Issued foreign letters of credit	343,663	358,755
Performance guarantees	2,214,370	2,366,953
Undrawn credit lines	7,650,382	8,651,193
Other commitments	107,707	78,951

Transactions on behalf of third parties
Collections	157,671	152,297
Third-party resources managed by the Bank:
Financial assets managed on behalf of third parties	16,024	9,676
Other assets managed on behalf of third parties	—	—
Financial assets acquired on its own behalf	80,788	107,210

Fiduciary activities
Securities held in safe custody in the Bank	2,023,313	2,459,854
Securities held in safe custody in other entities	18,467,801	17,833,361
Total	31,344,097	32,549,189

(b)	Lawsuits and legal proceedings:

(b.1) Legal contingencies within the ordinary course of business:

At the date of issuance of these consolidated financial statements, there are legal actions filed against the Bank and its subsidiaries in the ordinary course of business. As of December 31, 2021, the Bank and its subsidiaries maintain provisions for legal contingencies amounting to Ch$474 million (Ch$244 million as of December 31, 2020), which are part of the item “Provisions” in the Statement of Financial Position.

The following table presents the estimated date of completion of the respective litigation:

	As of December 31, 2021
	2022	2023	2024	2025	2026	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Legal contingencies	29	295	150	—	—	474

(b.2) Contingencies for significant lawsuits:

As of December 31, 2020 and 2021, there are not significant lawsuits that affect or may affect these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

28.	Contingencies and Commitments, continued:

(c)	Guarantees granted:

(i)	In subsidiary Banchile Administradora General de Fondos S.A.:

In compliance with article 12 of Law No. 20,712, Banchile Administradora General de Fondos S.A., has designated Banco de Chile as the representative of the beneficiaries of the guarantees it has established and in that character the Bank has issued bank guarantees totaling UF 4,149,200, maturing January 7, 2022 (UF 3,778,100, maturing on January 8, 2021 as of December 2020). The subsidiary took a policy with Mapfre Seguros Generales S.A. for the Real State Funds by a guaranteed amount of UF 839,700.

As of December 31, 2020 and 2021 the Bank had no guaranteed mutual funds.

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

	2020	2021
	MCh$	MCh$
Guarantees:
Shares delivered to cover simultaneous forward sales transactions:
Santiago Securities Exchange, Stock Exchange	47,684	38,279
Electronic Chilean Securities Exchange, Stock Exchange	20,227	12,839

Fixed income securities to guarantee CCLV system:
Santiago Securities Exchange, Stock Exchange	10,000	9,990
Fixed income securities to guarantee equity lending:
Santiago Securities Exchange, Stock Exchange	—	2,344
Shares delivered to guarantee equity lending and short-selling:
Santiago Securities Exchange, Stock Exchange	2,858	—
Total	80,769	63,452

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

28.	Contingencies and Commitments, continued:

(c)	Guarantees granted, continued:

(ii)	In subsidiary Banchile Corredores de Bolsa S.A., continued:

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

Banchile Corredores de Bolsa S.A. keeps an insurance policy current with Chubb Seguros Chile S.A. that expires May 2, 2022, this considers matters of employee fidelity, physical losses, falsification or adulteration, and currency fraud with a coverage amount equivalent to US$20,000,000.

It also provided a bank guarantee in the amount of UF 286,600 for the benefits of investors in portfolio management contracts. This bank guarantee is revaluated in UF to fixed term, non-endorsable and has a maturity date of January 7, 2022.

It also provided a cash guarantee in the amount of US$122,494.32 for the purpose of complying with the obligations to Pershing, for any operations conducted through that broker.

The Company has issued a guarantee ticket No. 722852-3 corresponding to UF 500, to guarantee of its commitment to the offer presented in the fixed income bidding process. Beneficiary: Security Mutual of the Chilean Chamber of Construction Rut.70.285.100-9, valid until March 15, 2022.

(iii)	In subsidiary Banchile Corredores de Seguros Ltda.

According to established in article 58, letter D of D.F.L. 251, as of December 31, 2021 the entity maintains two insurance policies with effect from April 15, 2021 to April 14, 2022 which protect it against of potential damages caused by infractions of the law, regulations and complementary rules that regulate insurance brokers, especially when the non-compliance comes from acts, errors or omissions of the broker, its representatives, agents or dependents that participate in the intermediation.

The policies contracted are the following:

Matter insured	Amount Insured (UF)
Errors and omissions liability policy	60,000
Civil responsibility policy	500

(d)	By Exempt Resolution No. 270 dated October 30, 2014, the Superintendency of Securities and Insurance (current Commission for the Financial Market) imposed a fine of UF 50,000 to Banchile Corredores de Bolsa S.A. for violations of the second paragraph of article 53 of the Securities Market Law, said company filed a claim with the competent Civil Court requesting the annulment of the fine. On December 10, 2019, a judgement in the case was issued reducing the fine to the amount of UF 7,500. The judgment indicated has been subject to cassation appeals filed by both parties, which are pending before the Illustrious Court of Appeals of Santiago.

The company has not made provisions considering that the Bank’s legal advisors in charge of the procedure estimate that there are solid grounds that the claim filed by Banchile Corredores de Bolsa S.A. can be accepted.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

29.	Equity:

(a)	Authorized, subscribed and paid shares:

As of December 31, 2021, the paid-in capital of Banco de Chile is represented by 101,017,081,114 registered shares (101,017,081,114 in 2020), with no par value, subscribed and fully paid.

(b)	Shares:

The following table shows the share movements from December 31, 2019 to December 31, 2021:

Total Ordinary Shares
Total shares as of December 31, 2019	101,017,081,114
Total shares as of December 31, 2020	101,017,081,114
Total shares as of December 31, 2021	101,017,081,114

(c)	Shareholders’ composition:

As of December 31, 2020, the shareholder composition was as follows:

Corporate Name or Shareholder’s Name	Shares	% of Equity Holding

LQ Inversiones Financieras S.A.	46,815,289,329	46.34
Banchile Corredores de Bolsa S.A.	6,119,467,747	6.06
Inversiones LQ-SM Limitada	4,854,988,014	4.81
Other minority shareholders	43,227,336,024	42.79
Total	101,017,081,114	100.00

As of December 31, 2021, the shareholder composition was as follows:

Corporate Name or Shareholder’s Name	Shares	% of Equity Holding

LQ Inversiones Financieras S.A.	46,815,289,329	46.34
Banchile Corredores de Bolsa S.A.	5,745,082,033	5.69
Inversiones LQ-SM Limitada	4,854,988,014	4.81
Other minority shareholders	43,601,721,738	43.16
Total	101,017,081,114	100.00

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

29.	Equity, continued:

(d)	Approval and payment of dividends:

At the Bank Ordinary Shareholders’ Meeting held on March 25, 2021, the distribution and payment of dividend No. 209 of Ch$2.18053623438 per share of the Banco de Chile was approved, with charge to the net distributable income for the year ended as of December 31, 2020. The dividends paid in the year 2021 amounted to Ch$220,271 million.

At the Bank Ordinary Shareholders’ Meeting held on March 26, 2020, the distribution and payment of dividend No. 208 of Ch$3.47008338564 per share of the Banco de Chile was approved, with charge to the net distributable income for the year ended as of December 31, 2019. The dividends paid in the year 2020 amounted to Ch$350,538 million.

The following dividends were declared and paid by the Bank for the year ended as of December 31, 2019, 2020 and 2021:

	2019	2020	2021
Dividends on ordinary shares MCh$ :	356,311	350,538	220,271
Dividends per ordinary share Ch$ (*):	3.53	3.47	2.18

(*)	Dividends per share are calculated by dividing the amount of the dividend paid during each year by the previous year’s number of shares outstanding.

(e)	Provision for minimum dividends:

The Chilean Corporations Law mandates a minimum distribution of 30% of distributable income. Accordingly, the Bank recorded a liability under the line item “Provisions” for an amount of Ch$237,877 million (Ch$138,932 million in December 31, 2020) against “Retained earnings”.

(f)	Other comprehensive income:

In accordance with Note No. 2(i) (iii), the fair market value adjustment for financial assets at fair value through other comprehensive income is generated by fluctuations in the fair value of that portfolio, with a charge or credit to equity, net of deferred taxes (see Note No. 12). For the year ended 2021, there was a net charge to equity in an amount of Ch$48,742 million (a net charge to equity for Ch$6,236 million in 2020).

Cash flow hedge adjustment consists of the portion of income of hedge instruments registered in equity produced in a cash flow hedge. For the year ended December 31, 2021, there was a net credit to equity in an amount of Ch$133,135 million (a net credit to equity for Ch$7,561 million for the period 2020).

(g)	Retained earnings from previous years:

During the year 2021, the Ordinary Shareholders Meeting of Banco de Chile agreed to deduct and withhold from the 2020 liquid income, an amount equivalent to the value effect of the monetary unit of paid capital and reserves according to the variation in the Consumer Price Index, which occurred between November 2019 and November 2020, amounting to Ch$95,989 million. Additionally, the Board determined to withhold 30% of the remaining liquid income, which was equivalent to Ch$146,848 million.

(h)	Earnings per share:

Earnings per share is calculated by dividing the net profit for the year attributable to the ordinary equity holders of the Bank by the weighted average number of ordinary shares outstanding during the year.

The following table shows the income and share data used in the calculation of EPS:

	As of December 31,
	2019	2020	2021
Basic and diluted earnings per share:

Net profits attributable to ordinary equity holders of the Bank (MCh$)	603,744	401,629	1,056,316
Weighted average number of ordinary shares	101,017,081,114	101,017,081,114	101,017,081,114
Earnings per share (Ch$)	5.98	3.98	10.46

During the periods presented the Bank did not have any instruments that could lead to a dilution of its ordinary shares.

There have been no transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of the completion of these financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

30.	Interest Revenue and Expenses:

(a)	As of each year-end below, interest revenue is detailed as follows:

	2019	2020	2021
	MCh$	MCh$	MCh$
Commercial loans	910,229	826,440	1,028,638
Consumer loans	638,198	533,267	446,608
Residential mortgage loans	532,009	520,271	918,452
Financial investments	45,294	36,748	81,887
Repurchase agreements	2,480	1,406	1,756
Loans and advances to banks	27,457	10,797	14,524
Gain (loss) from accounting hedges	(59,874)	(62,826)	(110,927)
Other interest revenue	17,755	10,692	7,532
Total	2,113,548	1,876,795	2,388,470

The amount of interest recognized on a received basis for impaired portfolio in 2021 amounts to Ch$5,408 million (Ch$3,811 million as of December 31, 2020).

(b)	As of each year-end below, interest expenses are detailed as follows:

	2019	2020	2021
	MCh$	MCh$	MCh$
Savings accounts and time deposits	313,142	142,623	133,338
Debt issued	386,015	403,989	653,890
Other financial obligations	918	413	31
Repurchase agreements	7,048	1,853	940
Borrowings from financial institutions	43,570	27,830	23,382
(Gain) loss from accounting hedges	(25,888)	(32,040)	(29,953)
Demand deposits	14,408	11,559	28,367
Lease liabilities	2,574	2,532	1,978
Other interest expenses	483	1,248	2,475
Total	742,270	560,007	814,448

(c)	As of each year-end below, loss from accounting hedge is the following:

	2019	2020	2021
	MCh$	MCh$	MCh$
Cash Flow hedge	(28,690)	(22,293)	(76,108)
Fair value hedge	(5,296)	(8,493)	(4,866)
Total	(33,986)	(30,786)	(80,974)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

31.	Income and Expenses from Fees and Commissions:

The income and expenses for fees and commissions shown in the Consolidated Statement of Comprehensive Income for the years ended December 31, 2019, 2020 and 2021 refer to the following items:

	2019	2020	2021
	MCh$	MCh$	MCh$
Income from fees and commissions
Debit and credit card services	185,878	156,786	183,292
Investments in mutual funds and others	101,046	92,514	108,348
Collections and payments	56,389	64,475	74,273
Portfolio management	47,816	50,272	50,793
Fees for insurance transactions	37,035	33,049	38,057
Use of distribution channel and access to customers	65,243	75,074	30,518
Guarantees and letter of credit	26,101	27,824	30,131
Trading and securities management	21,878	21,226	23,334
Brand use agreement	16,494	19,835	22,616
Financial advisory services	4,393	4,487	4,948
Lines of credit and overdrafts	4,716	4,568	4,396
Other fees earned	22,183	12,036	13,615
Total income from fees and commissions	589,172	562,146	584,321

Expenses from fees and commissions
Credit card transactions	(97,823)	(79,893)	(87,256)
Interbank transactions	(20,133)	(24,843)	(31,368)
Securities transactions	(5,943)	(4,411)	(4,759)
Collections and payments	(6,284)	(4,927)	(4,211)
Sales force	(404)	(244)	(229)
Other fees	(1,283)	(1,860)	(1,470)
Total expenses from fees and commissions	(131,870)	(116,178)	(129,293)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

32.	Net Financial Operating Income:

The gain (losses) from trading and brokerage activities for the years ended December 31, 2019, 2020 and 2021 is detailed as follows:

	2019	2020	2021
	MCh$	MCh$	MCh$
Net income on financial assets held-for-trading	44,274	24,715	48,940
Gain (loss) from mark to market	32,128	33,216	(12,483)
Financial assets held-for-trading	76,402	57,931	36,457
Derivative instruments	32,391	(96,369)	143,641
Sale of loan portfolio	—	39	5,458
Sale of financial assets at fair value through other comprehensive income	4,789	27,091	1,244
Net (loss) gain of other transactions	(145)	29	141
Total	113,437	(11,279)	186,941

33.	Foreign Exchange Transactions, net:

The detail of foreign exchange transactions for the years ended December 31, 2019, 2020 and 2021 is the following:

	2019	2020	2021
	MCh$	MCh$	MCh$
Gain (loss) from accounting hedges	113,374	(17,156)	199,208
Exchange difference, net	6,284	(2,651)	15,107
Indexed foreign currency	(88,772)	176,469	(230,277)
Total	30,886	156,662	(15,962)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

34.	Provisions for Expected Credit Losses:

The changes in provisions for expected credit losses during 2019, 2020 and 2021 are the following:

	Loans and	Loans to customers as of December 31, 2019				Debt instruments at fair value
	advance to banks	Commercial loans	Mortgage loans	Consumer loans	Subtotal	through OCI	Contingent loan risks	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established:
Individual provisions	—	(17,143)	—	—	(17,143)	(3,468)	—	(20,611)
Group provisions	—	(64,492)	(17,168)	(278,252)	(359,912)	—	(2,707)	(362,619)
Provisions established net	—	(81,635)	(17,168)	(278,252)	(377,055)	(3,468)	(2,707)	(383,230)

Provisions released:
Individual provisions	902	—	—	—	—	—	2,752	3,654
Group provisions	—	—	—	—	—	—	—	—
Provisions released net	902	—	—	—	—	—	2,752	3,654

Recovery of written-off assets	—	12,253	5,114	30,608	47,975	—	—	47,975

Provisions net allowances for credit risk	902	(69,382)	(12,054)	(247,644)	(329,080)	(3,468)	45	(331,601)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

34.	Provisions for Expected Credit Losses, continued:

	Loans and	Loans to customers as of December 31, 2020				Debt instruments at fair value
	advance to banks	Commercial loans	Mortgage loans	Consumer loans	Subtotal	through OCI	Contingent loan risks	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established:
Individual provisions	(348)	(207,611)	—	—	(207,611)	—	(18,084)	(226,043)
Group provisions	—	(88,278)	(4,607)	(219,463)	(312,348)	—	(55,126)	(367,474)
Provisions established net	(348)	(295,889)	(4,607)	(219,463)	(519,959)	—	(73,210)	(593,517)

Provisions released:
Individual provisions	—	—	—	—	—	4,652	—	4,652
Group provisions	—	—	—	—	—	—	—	—
Provisions released net	—	—	—	—	—	4,652	—	4,652

Recovery of written-off assets	—	8,599	3,377	29,783	41,759	—	—	41,759

Provisions net allowances for credit risk	(348)	(287,290)	(1,230)	(189,680)	(478,200)	4,652	(73,210)	(547,106)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

34.	Provisions for Expected Credit Losses, continued:

	Loans and	Loans to customers as of December 31, 2021				Debt instruments at fair value
	advance to banks	Commercial loans	Mortgage loans	Consumer loans	Subtotal	through OCI	Contingent loan risks	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established:
Individual provisions	—	—	—	—	—	(1,001)	—	(1,001)
Group provisions	—	(32,551)	(15,046)	(141,978)	(189,575)	—	(3,874)	(193,449)
Provisions established net	—	(32,551)	(15,046)	(141,978)	(189,575)	(1,001)	(3,874)	(194,450)

Provisions released:
Individual provisions	377	95,488	—	—	95,488	—	9,006	104,871
Group provisions	—	—	—	—	—	—	—	—
Provisions released net	377	95,488	—	—	95,488	—	9,006	104,871

Recovery of written-off assets	—	15,480	7,922	47,005	70,407	—	—	70,407

Provisions net allowances for credit risk	377	78,417	(7,124)	(94,973)	(23,680)	(1,001)	5,132	(19,172)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

35.	Personnel Expenses:

Personnel expenses for the year ended December 31, 2019, 2020 and 2021 are detailed as follows:

	2019	2020	2021
	MCh$	MCh$	MCh$

Remuneration	254,886	258,918	261,933
Bonuses, incentives and variable compensation	108,309	95,677	96,358
Gratifications	27,889	28,167	29,738
Lunch and health benefits	27,618	27,388	24,893
Staff severance indemnities	35,100	22,994	16,222
Training expenses	3,626	1,832	2,055
Other personnel expenses	18,171	22,200	19,753
Total	475,599	457,176	450,952

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

36.	Administrative Expenses:

For the year ended December 31, 2019, 2020 and 2021, administrative expenses are detailed as follows:

	2019	2020	2021
	MCh$	MCh$	MCh$
General administrative expenses
Information technology and communications	92,264	99,763	109,026
Maintenance and repair of property and equipment	50,297	48,218	42,106
External advisory services and professional services fees	21,099	14,650	18,274
Surveillance and securities transport services	11,533	10,787	13,229
Office supplies	9,366	11,094	8,093
Insurance premiums	5,851	8,273	7,621
External service of financial information	5,461	5,912	6,297
Postal box, mail, postage and home delivery services	5,131	4,218	4,718
Energy, heating and other utilities	5,697	5,556	4,445
Legal and notary expenses	3,996	4,182	4,432
Expenses for short-term leases and low value	5,801	4,729	3,825
Donations	2,238	2,818	3,199
External service of custody of documentation	3,315	3,359	3,094
Other expenses of obligations for lease agreements	2,797	2,684	3,070
Representation and travel expenses	3,657	2,780	2,703
Other general administrative expenses	5,227	4,495	3,538
Subtotal	233,730	233,518	237,670

Outsource services
External technological developments expenses	9,459	11,371	10,164
Data processing	10,129	9,333	9,407
Certification and technology testing	7,460	6,062	7,362
Credit pre-evaluation	19,159	12,241	4,958
Other	3,470	2,435	1,468
Subtotal	49,677	41,442	33,359

Board expenses
Board of Directors Compensation	2,509	2,795	2,889
Other Board expenses	194	30	10
Subtotal	2,703	2,825	2,899

Marketing expenses
Advertising	27,808	23,561	30,652
Subtotal	27,808	23,561	30,652

Taxes, payroll taxes and contributions
Contribution to the banking regulator	10,285	11,408	11,968
Real estate contributions	2,856	4,054	4,852
Patents	1,209	1,284	1,440
Other taxes	1,437	789	1,785
Subtotal	15,787	17,535	20,045
Total	329,705	318,881	324,625

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

37.	Depreciation, Amortization and Impairment:

(a)	Amounts charged to income for depreciation and amortization during the year ended December 31, 2019, 2020 and 2021 are detailed as follows:

	2019	2020	2021
	MCh$	MCh$	MCh$

Depreciation and amortization
Depreciation of property and equipment (Note No.16(b) and Note No. 16)	29,194	29,845	29,768
Depreciation of rights over leased assets (Note No. 16(d))	28,472	27,647	29,199
Amortization of intangibles assets (Note No.15 (b))	12,875	15,865	17,831
Total	70,541	73,357	76,798

(b)	As of December 31, 2019, 2020 and 2021, the impairment loss is detailed as follows:

	2019	2020	2021
	MCh$	MCh$	MCh$

Impairment loss
Impairment loss on intangibles assets (Note No.15(b))	350	629	1,647
Impairment loss on property and equipment (Note No.16(b))	2,018	1,031	43
Impairment of rights over leased assets (Note No. 16(d))	187	1	—
Total	2,555	1,661	1,690

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.	Other Operating Income:

During the year ended December 31, 2019, 2020 and 2021, the Bank and its subsidiaries presented the following under other operating income:

	2019	2020	2021
	MCh$	MCh$	MCh$
Income for assets received in lieu of payment
Income from sale of assets received in lieu of payment	2,560	3	1,837
Other income	40	87	231
Subtotal	2,600	90	2,068

Release of provisions for contingencies
Other provisions for contingencies	—	—	—
Subtotal	—	—	—

Other income
Release of provisions and expense recovery	9,002	6,497	9,690
Rental investment properties	8,387	5,748	5,965
Revaluation of prepaid monthly payments	1,731	1,569	5,183
Tax management income	—	1,565	3,117
Recovery from correspondent banks	2,816	2,841	2,800
Income from sale leased assets	1,166	1,956	1,214
Reimbursements for insurance policies	349	4,414	161
Credit card income	4,037	459	346
Others	2,227	1,532	3,512
Subtotal	29,715	26,581	31,988

Total	32,315	26,671	34,056

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.	Other Operating Expenses:

During the year ended December 31, 2019, 2020 and 2021, the Bank and its subsidiaries incurred the following other operating expenses:

	2019	2020	2021
	MCh$	MCh$	MCh$
Provisions and expenses for assets received in lieu of payment
Charge-off assets received in lieu of payment	—	—	418
Expenses to maintain assets received in lieu of payment	1,225	1,021	813
Provisions for assets received in lieu of payment	3,246	1,539	205
Subtotal	4,471	2,560	1,436

Provisions for contingencies
Country risk provisions	—	—	—
Other provisions	33	7	398
Subtotal	33	7	398

Other expenses
Write-offs for operating risks	5,586	10,625	13,957
Leasings operational expenses	5,111	5,430	5,346
Correspondent banks	1,569	1,804	2,614
Card administration	2,490	2,599	2,098
Expenses for charge-off leased assets recoveries	1,072	597	1,038
Others	3,518	3,055	3,468
Subtotal	19,346	24,110	28,521

Total	23,850	26,677	30,355

40.	Related Party Transactions:

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.	Related Party Transactions, continued:

(a)	Loans with related parties:

The following table details loans and accounts receivable and contingent loans, corresponding to related entities as of December 31, 2020 and 2021.

	Productive and Services Companies (*)		Investment Companies (**)		Individuals (***)		Total
	2020	2021	2020	2021	2020	2021	2020	2021
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and accounts receivable:
Commercial loans	122,716	356,282	164,213	114,306	12,445	13,571	299,374	484,159
Residential mortgage loans	—	—	—	—	61,131	65,637	61,131	65,637
Consumer loans	—	—	—	—	8,743	10,660	8,743	10,660
Gross loans	122,716	356,282	164,213	114,306	82,319	89,868	369,248	560,456
Allowance for loan losses	(1,264)	(3,224)	(802)	(571)	(390)	(432)	(2,456)	(4,227)
Net loans	121,452	353,058	163,411	113,735	81,929	89,436	366,792	556,229

Contingent loans:
Guarantees and sureties	7,277	8,619	9,469	12,253	—	—	16,746	20,872
Letters of credits	2,885	87	—	—	—	—	2,885	87
Banks guarantees	25,129	26,872	35,733	21,852	—	—	60,862	48,724
Undrawn credit lines	46,887	77,965	14,308	14,398	20,306	21,831	81,501	114,194
Other contingencies loans	—	—	—	—	—	—	—	—
Total contingent loans	82,178	113,543	59,510	48,503	20,306	21,831	161,994	183,877
Provision for contingencies loans	(218)	(274)	(55)	(52)	(51)	(22)	(324)	(348)
Contingent loans, net	81,960	113,269	59,455	48,451	20,255	21,809	161,670	183,529

Amount covered by guarantee:
Mortgage	15,575	14,093	54,891	50,650	82,777	139,378	153,243	204,121
Warrant	—	—	—	—	—	—	—	—
Pledge	—	—	—	—	—	—	—	—
Others (****)	33,474	27,785	12,117	17,366	6,582	6,306	52,173	51,457
Total collateral	49,049	41,878	67,008	68,016	89,359	145,684	205,416	255,578

(*)	For these effects are considered productive companies, those that meet the following conditions:

(i)	They engage in operating activities and generate a separable flow of income;
(ii)	Less than 50% of their assets are trading securities or investments.

Service companies are considered entities whose main purpose is oriented to rendering services to third parties.

(**)	Investment companies include those legal entities that do not comply with the conditions for operating companies and are profit-oriented.

(***)	Individuals include key members of the management and correspond to those who directly or indirectly have authority and responsibility for planning, administrating and controlling the activities of the organization, including directors. This category also includes their family members who influence or are influenced by such individuals in their interactions with the organization.

(****)	These guarantees correspond mainly to warranty by endorsement and sureties, state guarantees and other financial guarantees.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.	Related Party Transactions, continued:

(b)	Other assets and liabilities with related parties as of December 31, 2020 and 2021:

	2020	2021
	MCh$	MCh$
Assets
Cash and due from banks	261,386	288,798
Transactions in the course of collection	35,833	76,772
Financial assets held-for-trading	96	16
Derivative instruments	252,748	319,120
Investment instruments	31,548	15,045
Other assets	96,362	29,248
Total	677,973	728,999

Liabilities
Demand deposits	239,139	224,675
Transactions in the course of payment	37,799	75,142
Obligations under repurchase agreements	24,500	531
Savings accounts and time deposits	338,732	238,407
Derivative instruments	355,099	313,354
Borrowings from financial institutions	114,758	122,883
Lease liabilities	10,354	10,256
Other liabilities	14,699	56,196
Total	1,135,080	1,041,444

(c)	Income and expenses from related party transactions during the year ended December 31, 2019, 2020 and 2021:

	2019		2020		2021
	Income	Expense	Income	Expense	Income	Expense
Type of income or expense recognized	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Interest and revenue expenses	19,039	2,619	15,790	258	19,421	492
Fees and commission income	72,931	65,383	93,994	39,988	98,915	29,280
Net financial operating income
Derivative instruments (*)	124,967	73,252	12,219	46,593	105,964	56,189
Other financial operations	87	119	40	—	48	23
Release or established of provision for credit risk	—	106	—	1,226	—	1,733
Operating expenses	—	120,559	—	119,259	—	117,912
Other income and expenses	542	26	469	4	466	37

(*)	The outcome of derivative operations is presented net at each related counterparty level. Additionally, this line includes operations with local counterpart banks (unrelated) which have been novated by Comder Contraparte Central S.A. (Related entity) for centralized clearing purposes, which generated a net gain of Ch$29,956 million as of December 31, 2021 (net gain of Ch$4,997 million as of December 31, 2020 and net gain of Ch$123,461 million as of December 31, 2019).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.	Related Party Transactions, continued:

(d)	Directors’ expenses and remunerations and payments to key management personnel:

	2019	2020	2021
	MCh$	MCh$	MCh$
Personnel remunerations	4,148	3,918	4,233
Short-term benefits	3,255	3,642	3,534
Severance pay	1,264	1,550	314
Directors’ remunerations and fees (*)	2,509	2,795	2,889
Total	11,176	11,905	10,970

(*)	It includes fees paid to members of the Advisory Committee of Banchile Corredores de Seguros Ltda, of Ch$14 million (Ch$14 million in December 2020 and Ch$13 million in December 2019).

No fees were paid to the advisors of the Board of Directors during the 2020 and 2021 (Ch$90 million in 2019). Travel and other related expenses amount to Ch$10 million in 2021 (Ch$30 million in 2020 and Ch$104 million in 2019).

Composition of key personnel:

	N° of executives
Position	2020	2021
CEO	1	1
CEOs of subsidiaries	6	5
Division Managers	14	14
Directors Bank and subsidiaries	19	18
Total	40	38

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.	Fair Value of Financial Assets and Liabilities:

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

To value financial instruments, Banco de Chile uses industry standard modeling; quota value, share price, DCF and valuation of options through Black-Scholes-Merton, according to the case. The input parameters for the valuation correspond to rates, prices and levels of volatility for different terms and market factors that are traded in the national and international market and that are provided by the main sources of the market.

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

A process of independent verification of prices and interest rates is executed daily, in order to control that the market parameters used by Banco de Chile in the valuation of the financial instruments relating to the current state of the market and from them the best estimate derived of the fair value. The objective of this process is to control that the official market parameters provided by the respective business areas, before being entered into the valuation, are within acceptable ranges of differences when compared to the same set of parameters prepared independently by the Financial Risk Information and Control Section. As a result, value differences are obtained at the level of currency, product and portfolio. In the event significant differences exist, these differences are scaled according to the amount of individual materiality of each market factor and aggregated at the portfolio level, according to the grouping levels within previously defined ranges. These ranges are approved by the Finance, International and Financial Risk Committee.

Complementary and in parallel, the Financial Risk Information and Control Section generates and reports on a daily basis Profit and Loss (“P&L”) and Exposure to Market Risks, which allow for proper control and consistency of the parameters used in the valuation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.	Fair Value of Financial Assets and Liabilities, continued:

(vi)	Judgmental analysis and information to Management.

In particular cases, where there are no market quotations for the instrument to be valued and there are no prices for similar transactions instruments or indicative parameters, a specific controls and reasoned analysis must be carried out in order to estimate the fair value of the operation. Within the valuation framework described in the Reasonable Value Policy (and its procedure) approved by the Board of Directors of Banco de Chile, a required level of approval is set in order to carry out transactions where market information is not available or it is not possible to infer prices or rates from it.

(a)	Fair value hierarchy

Banco de Chile and its subsidiaries, classify all the financial instruments among the following levels:

Level 1:	These are financial instruments whose fair value is calculated at quoted prices (unadjusted) in extracted from liquid and deep markets. For these instruments there are quotes or prices (return internal rates, quote value, price) the observable market, so that assumptions are not required to determine the value.

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

In the case of debt issued by the Chilean Government, the internal rate of return of the market is used to discount all flows to present value. In the case of mutual funds and equity shares, the current market price per share, which multiplied by the number of instruments results in the fair value.

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

At this level there are mainly derivatives instruments, debt issued by banks, debt issued by Chilean and foreign companies, issued in Chile or abroad, mortgage claims, financial brokerage instruments and some issuances by the Central Bank of Chile and the General Treasury of the Republic, which do not belong to benchmarks.

To value derivatives, depends on whether they are impacted by volatility as a relevant market factor in standard valuation methodologies; for options the Black-Scholes-Merton formula is used; for the rest of the derivatives, forwards and swaps, DCF method is used.

For the remaining instruments at this level, as for debt issues of level 1, the valuation is done through cash flows model by using an internal rate of return that can be derived or estimated from internal rates of return of similar securities as mentioned above.

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

The following table shows the figures by hierarchy, for instruments recorded at fair value in the statement of financial position as of December 31, 2020 and 2021.

	Level 1		Level 2		Level 3		Total
	2020	2021	2020	2021	2020	2021	2020	2021
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
From the Chilean government and Central Bank	75,701	169,067	4,083,591	3,303,055	―	―	4,159,292	3,472,122
Other instruments issued in Chile	1,002	3,061	99,302	214,337	5,494	51,484	105,798	268,882
Instruments issued abroad	164	―	—	—	―	―	164	―
Mutual fund investments	400,902	135,691	—	—	―	―	400,902	135,691
Total	477,769	307,819	4,182,893	3,517,392	5,494	51,484	4,666,156	3,876,695
Derivative Instruments
Derivative contracts for trading purposes
Forwards	―	―	551,964	742,545	―	―	551,964	742,545
Swaps	―	―	2,013,247	1,958,242	―	―	2,013,247	1,958,242
Call options	―	―	269	4,509	―	―	269	4,509
Put options	―	―	1,462	199	―	―	1,462	199
Futures	―	―	—	—	―	―	—	—
Subtotal	―	―	2,566,942	2,705,495	―	―	2,566,942	2,705,495
Hedge derivative contracts
Fair value hedge (Swaps)	―	―	―	―	―	―	—	—
Cash flow hedge (Swaps)	―	―	51,062	277,803	―	―	51,062	277,803
Subtotal	―	―	51,062	277,803	―	―	51,062	277,803
Total	―	―	2,618,004	2,983,298	―	―	2,618,004	2,983,298
Financial assets at fair value through other comprehensive income
Debt instruments (1):
From the Chilean government and Central Bank	―	507,368	163,600	1,981,482	―	―	163,600	2,488,850
Instruments issued in Chile	―	―	860,327	540,756	36,596	25,203	896,923	565,959
Instruments issued abroad	―	―	―	―	―	―	—	—
Subtotal	―	507,368	1,023,927	2,522,238	36,596	25,203	1,060,523	3,054,809
Equity instruments:
Instruments issued in Chile	―	―	6,869	5,499	―	―	6,869	5,499
Instruments issued abroad	670	841	―	―	91	25	761	866
Subtotal	670	841	6,869	5,499	91	25	7,630	6,365
Total	670	508,209	1,030,796	2,527,737	36,687	25,228	1,068,153	3,061,174
Total Financial Assets	478,439	816,028	7,831,693	9,028,427	42,181	76,712	8,352,313	9,921,167

Financial liabilities
Derivative contracts for trading purposes
Forwards	―	―	637,164	505,463	―	―	637,164	505,463
Swaps	―	―	2,130,393	2,264,132	―	―	2,130,393	2,264,132
Call options	―	―	306	2,726	―	―	306	2,726
Put options	―	―	2,099	459	―	―	2,099	459
Futures	―	―	―	―	―	―	―	―
Subtotal	―	―	2,769,962	2,772,780	―	―	2,769,962	2,772,780
Hedge derivative contracts
Cash flow hedge (Forwards)	―	―	―	88	―	―		88
Fair value hedge (Swaps)	―	―	6,519	608	―	―	6,519	608
Cash flow hedge (Swaps)	―	―	65,172	―	―	―	65,172	―
Subtotal	―	―	71,691	696	―	―	71,691	696
Total Financial liabilities	―	―	2,841,653	2,773,476	―	―	2,841,653	2,773,476

(1)	As of December 31, 2021, 100% of instruments of level 3 have denomination “Investment Grade”. Also, 100% of total of these financial instruments correspond to domestic issuers.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.	Fair Value of Financial Assets and Liabilities, continued:

(c)	Level 3 Reconciliation

The following tables show the reconciliation between the beginning and ending balances of instruments classified as Level 3, whose fair value is reflected in the Financial Statements.

	2020
	Balance as of January 1, 2020	Gain (Loss) Recognized in Income (1)	Gain (Loss) Recognized in Equity (2)	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of December 31, 2020
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading:
Other instruments issued in Chile	55,094	(708)	—	49,424	(98,316)	—	—	5,494
Subtotal	55,094	(708)	—	49,424	(98,316)	—	—	5,494

Financial assets at fair value through OCI:
Debt instruments:
Other instruments issued in Chile	7,069	323	(647)	71,539	(70,897)	29,209	—	36,596
Equity instruments:
Instruments issued abroad	96	—	(5)	—	—	—	—	91
Subtotal	7,165	323	(652)	71,539	(70,897)	29,209	—	36,687

Total	62,259	(385)	(652)	120,963	(169,213)	29,209	—	42,181

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.	Fair Value of Financial Assets and Liabilities, continued:

	2021
	Balance as of January 1, 2021	Gain (Loss) Recognized in Income (1)	Gain (Loss) Recognized in Equity (2)	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of December 31, 2021
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading:
Other instruments issued in Chile	5,494	(503)	—	42,484	(3,160)	7,169	—	51,484
Subtotal	5,494	(503)	—	42,484	(3,160)	7,169	—	51,484

Financial assets at fair value through OCI:
Debt instruments:
Other instruments issued in Chile	36,596	1,084	(3,168)	10,212	(20,453)	6,399	(5,467)	25,203
Equity instruments:
Instruments issued abroad	91	—	(66)	—	—	—	—	25
Subtotal	36,687	1,084	(3,234)	10,212	(20,453)	6,399	(5,467)	25,228

Total	42,181	581	(3,234)	52,696	(23,613)	13,568	(5,467)	76,712

(1)	It is recorded in the income statement under “Net financial operating income”
(2)	It is recorded in Equity under “Other Comprehensive Income”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.	Fair Value of Financial Assets and Liabilities, continued:

(d)	Transfers between levels:

The following tables show transfers between levels for financial assets and liabilities whose fair value is recorded in the consolidated financial statements:

Transfers from level 1 to level 2
2020
Financial assets	MCh$

Financial assets held-for-trading instruments
From the Chilean Government and Central Bank	425

Instruments issued abroad
From the Chilean Government and Central Bank	―

Transfers from level 2 to level 1
2020
Financial assets	MCh$

Financial assets held-for-trading instruments
From the Chilean Government and Central Bank	109

Instruments issued abroad
From the Chilean Government and Central Bank	―

Transfers from level 1 to level 2
2021
Financial assets	MCh$

Financial assets held-for-trading instruments
From the Chilean Government and Central Bank	933

Financial assets at fair value through OCI
From the Chilean Government and Central Bank	―

Transfers from level 2 to level 1
2021
Financial assets	MCh$

Financial assets held-for-trading instruments
From the Chilean Government and Central Bank	―

Financial assets at fair value through OCI
From the Chilean Government and Central Bank	―

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.	Fair Value of Financial Assets and Liabilities, continued:

(e)	Sensitivity of level 3 instruments to changes in key assumptions of the input parameters for the valuation model:

The following table shows the impact on the fair value of Level 3 financial instruments using alternative assumptions that are reasonably possible.

It is believed that the positive and negative impacts are similar:

	As of December 31, 2020		As of December 31, 2021
	Level 3	Sensitivity to changes in key assumptions of models	Level 3	Sensitivity to changes in key assumptions of models
	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
Other instruments issued in Chile	5,494	(8)	51,484	(506)
Subtotal	5,494	(8)	51,484	(506)
Financial assets at fair value through OCI
Debt instrument:
Other instruments issued in Chile	36,596	(525)	25,203	(782)
Equity instrument:
Instruments issued abroad	91	—	25	—
Subtotal	36,687	(525)	25,228	(782)
Total	42,181	(533)	76,712	(1,288)

With the purpose of determining the sensitivity of the financial investments to changes in significant market factors, the Bank has made alternative calculations at fair value, changing those key parameters for the valuation and which are not directly observable in screens. In the case of the financial assets listed in the table above, which correspond to Bank Bonds and Corporate Bonds, it was considered that, since there are no current observables prices, the input prices will be based on brokers’ quotes. The prices are usually calculated as a base rate plus a spread. For Local Bonds it was determined to apply a 10% impact on the price, while for the Off Shore Bonds (associated with Chilean domestic issuers as of December 31, 2020 and 2021) it was determined to apply a 10% impact only on the spread, since the base rate is covered by interest rate swaps instruments in the so-called accounting hedges. The 10% impact is considered reasonable, taking into account the market performance of these instruments and comparing it against the bid / offer adjustment that is provisioned by these instruments.

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

The following table summarizes the fair values of the Bank’s main financial assets and liabilities that are not recorded at fair value in the Statement of Financial Position. The values shown in this note do not attempt to estimate the value of the Bank’s income-generating assets, nor forecast their future behavior. The estimated fair value is as follows:

	Book Value		Fair Value
	2020	2021	2020	2021
	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	2,560,216	3,713,734	2,560,216	3,713,734
Transactions in the course of collection	163,252	326,446	163,252	326,446
Investments under resale agreements	76,407	64,365	76,407	64,365
Subtotal	2,799,875	4,104,545	2,799,875	4,104,545
Loans and advances to banks
Domestic banks	259,788	159,987	259,788	159,987
Central Bank of Chile	2,380,033	1,090,000	2,380,033	1,090,000
Foreign banks	299,377	279,764	297,778	278,813
Subtotal	2,939,198	1,529,751	2,937,599	1,528,800
Loans to Customers at amortized cost
Commercial loans	17,120,207	19,353,491	16,968,143	18,449,013
Residential mortgage loans	9,352,720	10,307,542	10,075,011	9,753,455
Consumer loans	3,628,656	3,931,344	3,711,582	3,899,940
Subtotal	30,101,583	33,592,377	30,754,736	32,102,408
Financial instruments at amortized cost	—	839,744	—	764,528
Total	35,840,656	40,066,417	36,492,210	38,500,281

Liabilities
Current accounts and other demand deposits	15,167,229	18,542,791	15,167,229	18,542,791
Transactions in the course of payment	882,944	210,479	882,944	210,479
Obligations under repurchase agreements	288,917	95,009	288,917	95,009
Saving accounts and time deposits	8,899,541	9,140,006	8,885,015	9,145,192
Borrowings from financial institutions	3,669,753	4,861,865	3,415,959	4,325,869
Other financial obligations	191,713	274,618	217,311	299,452
Subtotal	29,100,097	33,124,768	28,857,375	32,618,792
Debt issued
Letters of credit for residential purposes	6,532	4,011	7,201	4,214
Letters of credit for general purposes	254	105	280	110
Bonds	7,700,402	8,557,279	8,390,594	8,397,835
Subordinated bonds	886,407	917,510	1,004,196	869,364
Subtotal	8,593,595	9,478,905	9,402,271	9,271,523
Total	37,693,692	42,603,673	38,259,646	41,890,315

Other financial assets and liabilities not measured at their fair value, but for which a fair value is estimated, even if not managed based on such value, include assets and liabilities such as placements, deposits and other time deposits, debt issued, and other financial assets and obligations with different maturities and characteristics. The fair value of these assets and liabilities is calculated using the DCF model and the use of various data sources such as yield curves, credit risk spreads, etc. In addition, as some of these assets and liabilities are not traded on the market, periodic reviews and analyses are required to determine the suitability of the inputs and determined fair values.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.	Fair Value of Financial Assets and Liabilities, continued:

(g)	Levels of other assets and liabilities:

The table below sets forth the fair value of Financial Assets/Liabilities not measured at fair value on the balance sheet, for the years ended December 31, 2020 and 2021:

	Level 1		Level 2		Level 3		Total
	Estimated Fair Value		Estimated Fair Value		Estimated Fair Value		Estimated Fair Value
	2020	2021	2020	2021	2020	2021	2020	2021
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	2,560,216	3,713,734	—	—	—	—	2,560,216	3,713,734
Transactions in the course of collection	163,252	326,446	—	—	—	—	163,252	326,446
Investments under resale agreements	76,407	64,365	—	—	—	—	76,407	64,365
Subtotal	2,799,875	4,104,545	—	—	—	—	2,799,875	4,104,545
Loans and advances to banks
Domestic banks	259,788	159,987	—	—	—	—	259,788	159,987
Central Bank of Chile	2,380,033	1,090,000	—	—	—	—	2,380,033	1,090,000
Foreign banks	—	—	—	—	297,778	278,813	297,778	278,813
Subtotal	2,639,821	1,249,987	—	—	297,778	278,813	2,937,599	1,528,800
Loans to Customers at amortized cost
Commercial loans	—	—	—	—	16,968,143	18,449,013	16,968,143	18,449,013
Residential mortgage loans	—	—	—	—	10,075,011	9,753,455	10,075,011	9,753,455
Consumer loans	—	—	—	—	3,711,582	3,899,940	3,711,582	3,899,940
Subtotal	—	—	—	—	30,754,736	32,102,408	30,754,736	32,102,408
Financial instruments at amortized cost	—	764,528	—	—	—	—	—	764,528
Total	5,439,696	6,119,060	—	—	31,052,514	32,381,221	36,492,210	38,500,281

Liabilities
Current accounts and other demand deposits	15,167,229	18,542,791	—	—	—	—	15,167,229	18,542,791
Transactions in the course of payment	882,944	210,479	—	—	—	—	882,944	210,479
Obligations under repurchase agreements	288,917	95,009	—	—	—	—	288,917	95,009
Savings accounts and time deposits	—	—	—	—	8,885,015	9,145,192	8,885,015	9,145,192
Borrowings from financial institutions	—	—	—	—	3,415,959	4,325,869	3,415,959	4,325,869
Other financial obligations	—	—	—	—	217,311	299,452	217,311	299,452
Subtotal	16,339,090	18,848,279	—	—	12,518,285	13,770,513	28,857,375	32,618,792
Debt Issued
Letters of credit for residential purposes	—	—	7,201	4,214	—	—	7,201	4,214
Letters of credit for general purposes	—	—	280	110	—	—	280	110
Bonds	—	—	8,390,594	8,397,835	—	—	8,390,594	8,397,835
Subordinate bonds	—	—	—	—	1,004,196	869,364	1,004,196	869,364
Subtotal	—	—	8,398,075	8,402,159	1,004,196	869,364	9,402,271	9,271,523
Total	16,339,090	18,848,279	8,398,075	8,402,159	13,522,481	14,639,877	38,259,646	41,890,315

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.	Fair Value of Financial Assets and Liabilities, continued:

(g)	Levels of other assets and liabilities, continued:

We	estimate fair values for these assets/liabilities, as follows:

●	Short-term assets and liabilities: For assets and liabilities with short-term maturity, it is assumed that the book values approximate to their fair value. This assumption is applied to the following assets and liabilities:

Assets	Liabilities
- Cash and due from banks	- Current accounts and other demand deposits
- Transactions in the course of collection	- Transactions in the course of payments
- Investment under resale agreements	- Obligations under repurchase agreements
- Loans and advance to domestic banks

●	Loans to Customers and Advances to foreign banks: Fair value is determined by using the DCF model and internally generated discount rates, based on internal transfer rates derived from our internal transfer price process. Once the present value is determined, we deduct the related loan loss allowances in order to incorporate the credit risk associated with each contract or loan. As we use internally generated parameters for valuation purposes, we categorize these instruments in Level 3.

●	Investment Instruments Until Maturity: The fair value is calculated with the methodology of the Stock Exchange, using the IRR observed in the market. Because the instruments that are in this category correspond to Treasury Bonds that are Benchmark, they are classified in Level 1.

●	Letters of Credit and Bonds: In order to determine the present value of contractual cash flows, we apply the DCF model by using market interest rates that are available in the market, either for the instruments under valuation or instruments with similar features that fit valuation needs in terms of currency, maturities and liquidity. The market interest rates are obtained from third party price providers widely used by the market. As a result of the valuation technique and the quality of inputs (observable) used for valuation, we categorize these financial liabilities in Level 2.

●	Saving Accounts, Time Deposits, Borrowings from Financial Institutions, Subordinated Bonds and Other borrowings financial: The DCF model is used to obtain the present value of committed cash flows by applying a bucket approach and average adjusted discount rates that derived from both market rates for instruments with similar features and our internal transfer price process. As we use internally generated parameters and/or apply significant judgmental analysis for valuation purposes, we categorize these financial liabilities in Level 3.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.	Fair Value of Financial Assets and Liabilities, continued:

(h)	Offsetting of financial assets and liabilities:

The Bank trades financial derivatives with foreign counterparties using ISDA Master Agreement (International Swaps and Derivatives Association, Inc.), under the laws of the City of New York – USA or London – United Kingdom. The legal framework in these jurisdictions, along with documentation mentioned, allows Banco de Chile the right to anticipate the maturity of the transaction and then, offset the net value of those transactions in case of default of counterparty. Additionally, the Bank has negotiated with these counterparties an additional annex (CSA Credit Support Annex), that includes other credit mitigating factors, such as entering margins on a certain amount of net value of transactions, early termination (optional or mandatory) of transactions at certain dates in the future, coupon adjustment of transaction in exchange for payment of the debtor counterpart over a certain threshold amount, etc.

	Effect of offsetting on balance sheet			Related amount not offset
	Gross amount	Amounts offset	Net amounts reported on the balance sheet	Financial Instruments	Financial Collateral	Net amount
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
As of December 31, 2020
Derivative financial assets	2,618,004	—	2,618,004	(2,258,554)	(85,614)	273,836
Derivative financial liabilities	2,841,653	—	2,841,653	(2,258,554)	(218,329)	364,770

	Effect of offsetting on balance sheet			Related amount not offset
	Gross amount	Amounts offset	Net amounts reported on the balance sheet	Financial Instruments	Financial Collateral	Net amount
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
As of December 31, 2021
Derivative financial assets	2,983,298	—	2,983,298	(2,042,009)	(327,840)	613,449
Derivative financial liabilities	2,773,476	—	2,773,476	(2,042,009)	(275,191)	456,276

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

42.	Maturity of Assets and Liabilities:

The table below shows the classification of assets and liabilities as current and non-current as the balance sheet is presented in the order of liquidity without indicating this information:

		2020
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Assets
Cash and due from banks	2,560,216	—	—	—	2,560,216	—	—	—	—	2,560,216
Transactions in the course of collection	—	163,252	—	—	163,252	—	—	—	—	163,252
Financial Assets held-for-trading	—	4,666,156	—	—	4,666,156	—	—	—	—	4,666,156
Investments under resale agreements	—	39,095	20,591	16,721	76,407	—	—	—	—	76,407
Derivative instruments	—	131,978	211,871	423,431	767,280	593,691	405,153	851,880	1,850,724	2,618,004
Loans and advances to banks (*)	—	2,743,134	71,401	125,121	2,939,656	—	—	—	—	2,939,656
Loans to customers at amortized cost (*)	—	3,135,874	2,173,685	5,791,178	11,100,737	6,876,058	3,711,756	9,249,139	19,836,953	30,937,690
Financial Assets at Fair Value through Other Comprehensive Income	—	78,180	140,367	487,075	705,622	162,683	16,856	182,992	362,531	1,068,153
Financial instruments at amortized cost	—	—	—	—	—	—	—	—	—	—
Total financial assets	2,560,216	10,957,669	2,617,915	6,843,526	22,979,326	7,632,432	4,133,765	10,284,011	22,050,208	45,029,534

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

42.	Maturity of Assets and Liabilities, continued:

		2021
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Assets
Cash and due from banks	3,713,734	—	—	—	3,713,734	—	—	—	—	3,713,734
Transactions in the course of collection	—	326,446	—	—	326,446	—	—	—	—	326,446
Financial Assets held-for-trading	—	3,876,695	—	—	3,876,695	—	—	—	—	3,876,695
Investments under resale agreements	—	37,763	14,013	12,589	64,365	—	—	—	—	64,365
Derivative instruments	—	81,336	235,071	703,543	1,019,950	651,610	400,466	911,272	1,963,348	2,983,298
Loans and advances to banks (*)	—	1,366,332	81,053	81,457	1,528,842	990	—	—	990	1,529,832
Loans to customers at amortized cost (*)	—	3,602,722	2,492,113	6,415,681	12,510,516	7,627,207	4,002,539	10,125,611	21,755,357	34,265,873
Financial Assets at Fair Value through Other Comprehensive Income	—	92,654	475,406	1,008,858	1,576,918	836,880	124,380	522,996	1,484,256	3,061,174
Financial instruments at amortized cost	—	—	—	—	—	—	413,599	426,145	839,744	839,744
Total financial assets	3,713,734	9,383,948	3,297,656	8,222,128	24,617,466	9,116,687	4,940,984	11,986,024	26,043,695	50,661,161

(*)	The respective provisions, which amount to Ch$836,107 million and Ch$673,496 million in 2020 and 2021, respectively, for loans to customers and Ch$458 million and Ch$81 million for loans and advances to banks, have not been deducted from these balances.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

42.	Maturity of Assets and Liabilities, continued:

		2020
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Liabilities
Current accounts and other demand deposits	15,167,229	—	—	—	15,167,229	—	—	—	—	15,167,229
Transactions in the course of payment	—	882,944	—	—	882,944	—	—	—	—	882,944
Obligations under repurchase agreements	—	288,874	43	—	288,917	—	—	—	—	288,917
Savings accounts and time deposits (**)	—	5,909,865	1,945,177	642,125	8,497,167	58,441	1,232	151	59,824	8,556,991
Derivative instruments	—	185,093	243,096	442,551	870,740	666,493	427,190	877,230	1,970,913	2,841,653
Borrowings from financial institutions	—	76,018	141,809	341,188	559,015	1,020,138	2,090,600	—	3,110,738	3,669,753
Debt issued:
Mortgage bonds	—	806	793	1,714	3,313	2,321	838	314	3,473	6,786
Bonds	—	220,455	113,448	891,973	1,225,876	1,704,497	1,586,221	3,183,808	6,474,526	7,700,402
Subordinate bonds	—	3,547	1,221	113,397	118,165	29,354	16,688	722,200	768,242	886,407
Other financial obligations	—	191,303	40	163	191,506	189	18	—	207	191,713
Lease liabilities	—	2,271	4,621	20,025	26,917	39,697	19,424	28,979	88,100	115,017
Total financial liabilities	15,167,229	7,761,176	2,450,248	2,453,136	27,831,789	3,521,130	4,142,211	4,812,682	12,476,023	40,307,812

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

42.	Maturity of Assets and Liabilities, continued:

		2021
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Liabilities
Current accounts and other demand deposits	18,542,791	—	—	—	18,542,791	—	—	—	—	18,542,791
Transactions in the course of payment	—	210,479	—	—	210,479	—	—	—	—	210,479
Obligations under repurchase agreements	—	87,667	4	7,338	95,009	—	—	—	—	95,009
Savings accounts and time deposits (**)	—	6,640,986	1,748,178	234,675	8,623,839	65,552	1,906	452	67,910	8,691,749
Derivative instruments	—	34,931	226,057	713,279	974,267	644,452	399,499	755,258	1,799,209	2,773,476
Borrowings from financial institutions	—	196,093	1,259,282	18,344	1,473,719	3,388,146	—	—	3,388,146	4,861,865
Debt issued:
Mortgage bonds	528	544	1,066	—	2,138	1,425	185	368	1,978	4,116
Bonds	139,874	374,532	848,924	—	1,363,330	1,933,284	1,784,606	3,476,059	7,193,949	8,557,279
Subordinate bonds	4,227	1,390	112,859	—	118,476	19,979	15,854	763,201	799,034	917,510
Other financial obligations	—	274,413	25	90	274,528	90	—	—	90	274,618
Lease liabilities	2,312	6,586	17,502	—	26,400	29,056	16,449	23,765	69,270	95,670
Total financial liabilities	18,689,732	7,827,621	4,213,897	973,726	31,704,976	6,081,984	2,218,499	5,019,103	13,319,586	45,024,562

(**)	Excludes term saving accounts, which amount to Ch$448,257 million (Ch$342,550 million in December 2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

43.	Risk Management:

(1)	Introduction

Banco de Chile seeks to maintain a risk profile that support the sustainable growth of its activity and that is aligned with its strategic objectives, in order to maximize value creation and guarantee its long-term solvency.

Our risk management policies are established in order to identify and analyze the risks faced by the Bank, set appropriate risk limits, alerts and controls, monitor risks and compliance with limits and alerts in order to carry out the necessary action plans. Through its administration policies and procedures, the Bank develops a disciplined and constructive control environment. Policies as well as risk management standards, procedures and systems are regularly reviewed.

For this, the Bank has teams with extensive experience and knowledge in each area associated with risks, ensuring comprehensive and consolidated management of the same, including the Bank and its subsidiaries.

(a)	Risk Management Structure

Credit, Market and Operational Risk Management are in place at all levels of the Organization, with a Corporate Governance structure that recognizes the relevance of the different risk areas that exist.

The Board of Directors of Banco de Chile is responsible for establishing the policies, the risk appetite framework, the guidelines for the development, validation and monitoring of models. Similarly, it approves the provision models and pronounces annually on the sufficient provisions. For its part, the Administration is responsible both for the establishment of standards and associated procedures as well as for the control and compliance with the decisions of the Board of Directors.

The Bank’s Corporate Governance considers the active participation of the Board, either directly or through different committees made up of Directors and Senior Management. It is permanently informed of the evolution of the different risk areas, participating through its Finance, International and Financial Risk, Credit, Portfolio Risk Committee and Higher Operational Risk Committee, in which the status of credit, market and operational risks are reviewed. These committees are described in the next paragraphs.

The Wholesale Credit Risk Division, the Retail Credit Risk and Global Risk Control Division and the Cybersecurity Division develop risk Management jointly, which constitute the corporate risk governance structure, which, by having highly experienced and specialized teams, together with a robust regulatory framework, allow optimal and effective management of the matters they address.

The Wholesale Credit Risk Division and the Retail Credit Risk and Global Risk Control Division are responsible for credit risk in the admission, monitoring and recovery phases for the different business segments. Additionally, the Wholesale Credit Risk Division has a Market Risk Area that performs the function of measuring, limiting, controlling and reporting said risk together with the definition of valuation and management standards for the Bank’s assets and liabilities.

In turn, in the Retail Credit Risk and Global Risk Control Division, the Admissions Area, among its functions, develops the regulatory framework in matters of credit risk, and the Risk Models Area, which develops the different methodologies related to credit risk. Likewise, in this Division, the monitoring and validation of models are carried out by the respective areas that deal with these matters, ensuring the independence of the function across the organization.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

43.	Risk Management, continued:

(1)	Introduction, continued:

(a)	Risk Management Structure, continued:

This Division also has the Operational Risk and Business Continuity Areas, in charge of managing and supervising the application of the policies, rules and procedures in each of these areas within the Bank and Subsidiaries. The Operational Risk Area is in charge of guaranteeing the identification and efficient management of operational risks and promoting a culture in terms of risks to prevent financial losses and improve the quality of our processes, as well as proposing continuous improvements to risk management, aligned with business objectives. In addition to the above, the Business Continuity Area aims to manage the strategy and control of business continuity in the operational and technological field for the Bank, maintaining alternative operation plans and controlled tests to reduce the impact of disruptive events that may affect the organization. Both in Operational Risk and in Business Continuity, its methodologies, controls and scope are applied at the Banco de Chile level and are replicated in the subsidiaries, guaranteeing their consistency to the Bank’s global management model.

For its part, the Cybersecurity Division is responsible for defining, implementing and reporting the progress of the Strategic Cybersecurity Plan in line with the Bank’s business strategy, one of its main focuses being to protect internal information, that of its customers and collaborators.

This Division is made up of the Cybersecurity, Cyberdefense and Technological Risk Engineering Management Teams, as well as the Strategic Management and Assurance Deputy Manager.

The Cyber Defense Management is responsible for safeguarding information assets by detecting, responding to, and containing threats. The Engineering Management is in charge of defining, implementing and maximizing existing protection technologies against cyber threats, and defining and maintaining the security architecture. The Technological Risk Management is responsible for identifying, evaluating, treating and report information security risks, technological and cybersecurity, this includes the management of technological risks in the Bank’s projects. The Strategic Management Deputy Manager is responsible for defining and managing the Cybersecurity Project Plan in line with the Bank’s Strategic Plan, guaranteeing the effective and efficient use of resources, and imparting and controlling the Cybersecurity guidelines to suppliers. Finally, the Assurance Deputy Manager is responsible for reviewing compliance with the Strategic Plan, the policies, procedures and the regulatory framework regarding, as well as to develop and implement the Cybersecurity Awareness Program.

(i)	Finance, International and Financial Risk Committee

This committee functions are to design policies and procedures related to price and liquidity risk; design a structure of limits and alerts of financial exposures, review the proposal to the Board of Directors of the Risk Appetite Framework, and ensure a correct and timely measurement, control and reporting thereof; track exposures and financial risks; analyze impacts on the valuation of operations and / or results due to potential adverse movements in the values of market variables or liquidity narrowness; review the stress test assumptions and establish action plans where appropriate ; ensure the existence of independent units that value financial positions, and analyze the results of financial positions; review and approve the Comprehensive Risk Measurement in the area of market and liquidity risk; track the international financial exposure of liabilities; review the main credit exposures of Treasury products (derivatives, bonds); ensure that the management guidelines for price and liquidity risks in subsidiaries are consistent with those of the Bank, and be aware of the evolution of their main financial risks.

The Finance, International and Financial Risk Committee’s monthly session is comprised of the Chairman of the Board, four Directors or Advisors to the Board, General Manager, Financial Management and Control Division Manager, Wholesale Credit Risk Division Manager, Treasury Division Manager and Market Risk Area Manager. If deemed appropriate, the Committee may invite certain persons to participate, on a permanent or occasional basis, in one or more sessions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

43.	Risk Management, continued:

(1)	Introduction, continued:

(a)	Risk Management Structure, continued:

(ii)	Credit Committees

The credit approval process is done mainly through various credit committees, which are composed of qualified professionals and with the sufficient attributions to take the required decisions.

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

The main function is to know the evolution of the composition, concentration and risk of the loan portfolio of the different banks and segments, covering the complete cycle of credit risk management with the processes of admission, monitoring and recovery of the credits granted. Review the main debtors and the different risk indicators of the portfolio, proposing differentiated management strategies. Approves and proposes to the Board the different credit risk policies. It is responsible for reviewing, approving and recommending to the Board of Directors, for its final approval, the different portfolio evaluation methodologies and provision models. It is also responsible for reviewing, analyzing the adequacy of provisions for the different banks and segments, as well as reviewing the guidelines and methodological advances for the development of internal models of credit risk, together with monitoring the concentration by sectors and segments according to the sectoral limits policy. This committee reviews and approves both the Comprehensive Risk Measurement (CRM) and the Credit Risk Appetite Framework (RAF) in the area of credit risk, ensuring their due approval by the Board of Directors, defines the metrics that are part of the Risk Appetite Framework and their acceptable levels and verifies the consistency of the credit risk policies of the subsidiaries in relation to those of the Bank, controls them globally and becomes aware of the credit risk management carried out by the subsidiaries. In general, this committee is responsible for knowing and analyzing any relevant aspect in matters of Credit Risk in the portfolio of Banco de Chile.

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

(iv)	Technical Committee for the Supervision of Internal Models

The main function of the Committee is to provide a framework of methodological guidelines for the development, follow-up and documentation of the mathematical models that are used in the massive segments for credit risk management, such as Management Models (Admission, Follow-up, Collection and Rating, among others) and the regulatory models (Capital and Provisions, specific for credit risk or additional, under local or international regulations), among others. The Committee may exceptionally evaluate additional methodologies, other than those related to credit risk, at the request of its Chairman.

The Committee has the functions of defining the main criteria and guidelines to be used for the construction of new models; reviewing and approving methodologies associated with non-regulatory models (eg admission, collection), which must be submitted for the consideration of the Portfolio Risk Committee, so that it can rule on their ratification; In the case of regulatory models, the Technical Committee is limited to their review, leaving approval in the hands of the Portfolio Risk Committee and the Board of Directors; establishing minimum standards to monitor the quality of internal models; and establishing the minimum standards to document the different areas related to the development, construction, monitoring, and operation of the models.

In terms of its composition, it is comprised of the manager of the Retail Credit Risk and Global Risk Control Division, the managers of the Risk Monitoring, Studies and Management, People Business Development, Risk Models Areas, by the Deputy Managers of Retail Monitoring and Models, of Big Data and Regulatory Systems, of Validation of Risk Models, of Pre-approved Admission, of Regulatory Models, of Management and Infrastructure Models and of the Head of the Personnel Risk Department. The Committee meets monthly.

(v)	Capital Management Committee

This committee meets quarterly and is comprised of two members of the Board of Directors; the General Manager; the Financial Management and Control Division Manager; the Wholesale Credit Risk Division Manager; the Retail Credit Risk and Global Risk Control Division Manager; and the Treasury and Capital Financial Control Area Manager. The President of the Committee is a member of the Board of Directors. In case of absence of the Chairman, other members of the Board of Directors may act in his place.

The Capital Management Committee’s main function is to monitor and supervise the capital management of the Bank and its subsidiaries, and ensure its compliance in accordance with the Corporate Capital Management Policy and related regulations, being responsible for: (i) reviewing and updating the Corporate Capital Management Policy, at least annually, (ii) reviewing and updating the complementary documentation associated with capital management, at least annually, (iii) ensuring that the Bank has sufficient capital to meet both its current needs and those arising from stress scenarios, over a three-year horizon, (iv) reviewing and validating, on an annual basis, the Capital Plan and propose an Internal Regulatory Capital Objective for approval by the Board of Directors, (v) reviewing the results of the Stress Tests, the Risk Appetite Framework (“MAR”) and the Self-Assessment Report of Capital Stock, (vi) periodically monitoring the different metrics defined for the Bank’s capital management, as well as the variables that affect those parameters, (vii) keeping the Board of Directors informed of compliance with the capital plan, the Business and Capital MAR, as well as the evolution of the variables that affect capital management, (viii) proposing the activation and supervising the execution of the Contingency Plans associated with possible breaches of the Business and Capital MAR, prior to its approval by the Board of Directors, as well as annually reviewing updates to them, (ix) reviewing the results of the validation of the models associated with capital management and quarterly monitoring the status of the observations generated from the validations, and (x) being aware of the results of the internal control evaluation of the Capital Self-Assessment Process, prior to the issuance of the Regulatory Capital Self-Assessment Report.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

43.	Risk Management, continued:

(1)	Introduction, continued:

(b)	Measurement Methodology

Regarding Credit Risk, provision levels and portfolio expenses are the basic measures for determining the credit quality of our portfolio.

Banco de Chile permanently evaluates its loan portfolio, timely recognizing the associated level of risk of the loan portfolio. For this, there are specific guidelines for the development of provision models under local regulations in accordance with the instructions issued by the CMF, as well as under IFRS 9 and stress tests; these guidelines and the models developed are approved by the Board of Directors.

As a result of this evaluation, on both wholesale and retail portfolios, the level of provisions that the bank should constitute is determined, in the event of customers payment default.

The wholesale portfolio encompases companies that due to their size, complexity or indebtedness, require a more detailed level of knowledge and a case-by-case analysis. Each debtor is assigned one of the 16 risk categories, in order to establish the provisions in a timely and appropriate manner. The review of the portfolio risk classifications is carried out permanently considering the financial situation, payment behavior and the environment of each client.

The retail portfolio encompases natural persons and smaller companies. These assessments are carried out monthly through statistical models that allow estimating the appropriate level of provisions necessary to cover the portfolio risk. The consistency of the models is analyzed through an independent validation of the unit that develops them and, subsequently, through the analysis of retrospective tests that allow to compare the real losses with the expected ones.

During 2021, the Bank continued to monitor the performance of its models and made adjustments when it was deemed necesary. As a result, the Bank foresees lower short-term PDs that will converge to its long-term level in the short run, higher levels of LoC and Credit Card utilization in the medium term, and more severe LGDs in the long term,

Each year, the Board of Directors is presented with the results of a sufficiency test for allowances for loan losses. This test shows whether the Bank’s existing level of allowances for loan losses, both for the wholesale and retail portfolios, is sufficient, based on historic losses or impairment experienced by the portfolio. The Board of Directors must issue a formal opinion on its sufficiency. The sufficiency test of the Chilean GAAP allowance and the related review by the Board of Directors has not resulted in supplementary provisions for our Chilean GAAP allowance. Due to the fact that our IFRS impairment model leverages our existing Chilean GAAP models, any adjustment to the latter would have an impact on our allowances, which has not happened.

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

The Bank seeks an adequate risk-return relation and an appropriate balance of the risks assumed, through a permanent credit risk management considering the processes of admission, monitoring and recovery of the loans granted. Likewise, it continuously manages risk knowledge, from a comprehensive approach, in order to contribute to the business and anticipate threats that could damage the solvency, quality of the portfolio, cultivating a unique risk culture in the Corporation.

The foregoing has the permanent challenge of establishing a risk management framework for the different business segments served by the Bank, responding to regulatory requirements and commercial dynamism, being part of the digital transformation, and contributing from the perspective of risks to the various businesses addressed, through a vision of the portfolio that allows managing, resolving and controlling the business approval process efficiently and proactively.

In the business segments, the application of additional management processes is taken into consideration, to the extent required, for those financing requests that that will have a greater exposure to environmental and/or social risks.

In this respect, the Bank integrates the socio-environmental criteria in its evaluations for the granting of financing destined to the development of projects, whether national or regional and that can generate an impact of this type, where they are executed. For the financing of projects, they must have the corresponding permits, authorizations, patents and studies, according to the impact they generate. In addition, the Bank has specialized units for serving large clients, through which the financing of project development is concentrated, including those of Public Works concessions that contemplate the construction of infrastructure, mining, electrical, real estate developments that can generate an environmental impact.

Credit policies and processes materialize in the following management principles, which are addressed with a specialized approach according to the characteristics of the different markets and segments served, recognizing the singularities of each one of them:

1.	Apply a rigorous evaluation in the admission process, based on established credit policies, standards and procedures, together with the availability of sufficient and accurate information. Thus, it corresponds to analyze the generation of flows and solvency of the client to meet their payment commitments and, when the characteristics of the operation merit it, must constitute adequate collateral that allow mitigating the risk incurred with the client.

2.	Have permanent and robust portfolio tracking processes, through systems that alert both the potential signs of impairment of clients, with respect to the conditions of origin, as well as with respect to possible business opportunities with those that present a better payments quality and behavior.

3.	Develop credit risk modeling guidelines, both in regulatory aspects (provisions, capital, stress tests) and management (admission, management, collection), for efficient decision-making at different stages of the credit process.

4.	Have a collection structure with timely, agile and effective processes that allow management to be carried out in accordance with the different types of clients and the types of breaches that arise, always in strict adherence to the regulatory framework and the Bank’s reputational definitions.

5.	Maintain an efficient administration in the organization of work, tools and availability of information that allow an optimal credit risk management.

Based on these management principles, the credit risk divisions contribute to the business and anticipate threats that may affect the solvency and quality of the portfolio. In particular, during the years 2020 and 2021 the solidity of these principles and the role of credit risk have made it possible to respond adequately to the challenges derived from the pandemic, providing timely responses to clients while maintaining the solid fundamentals that characterize the Bank’s portfolio in its different segments and products.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

43.	Risk Management, continued:

(2)	Credit Risk, continued:

In continuity with the previous year, various measures to support clients have been implemented, such as participation in the loan program associated with the Fogape Fund - Reactivation, Law No. 21,299 on the postponement of mortgage loan installments and relaxation of collection, among others, with the aim of temporarily making payment conditions more flexible and supporting clients with new facilities to cover their needs arising from the existing health contingency.

Within the framework of risk management, during this year, a permanent and focused monitoring of the portfolios and the results of the temporary measures implemented has continued.

In the interest of the developing and strengthening a risk culture in the Bank, the training and education of executives has been promoted in 2021, diffusing risk knowledge from a comprehensive perspective. Training has thus been carried out for commercial and risk company executives in matters of environmental and social risks in order to further ensure that these factors and their impacts are taken into account in the credit analysis and evaluation processes. Specifically, employees from various areas were trained in the Socio-environmental Risk Analysis course taught by the United Nations Environment Programme Finance Initiative (UNEP FI).

(a)	Retail Segment

In these segments, admission management is carried out mainly through a risk evaluation that uses scoring tools and an adequate credit attribution model to approve each operation. These evaluations take into consideration the level of indebtedness, payment capacity and the maximum acceptable exposure for the client.

For these segments, the Bank’s risk functions are segregated and distributed in the following areas:

−	Retail Admission and Regulatory Area, performs the evaluation of operations and clients, with specialization by products and segments. It also maintains a framework of policies and standards that ensure the quality of the portfolio according to the desired risk, defining guidelines for the admission of clients and their respective establishment of parameters in the evaluation systems. These definitions are released to commercial and risk areas through programs and continuous training, and their application is monitored through credit review processes.

−	Model Area, is responsible for developing, maintaining and updating credit risk models, whether for regulatory or management uses, in accordance with local and international regulations, determining the most appropriate functional specifications and statistical techniques for the development of the required models. These models are validated by the Model Validation Area and presented to the corresponding government bodies, such as the “Technical Committee for the Supervision and Development of Internal Models”, the Portfolio Risk Committee or the Board of Directors, as appropriate.

−	Retail Tracking and Models Area, is in charge of measuring the behavior of portfolios especially through the monitoring of the main indicators of the aggregate portfolio and the analysis of layers, reported in management reports, generating relevant information for decision-making in different instances defined. Also, special follow-ups are generated according to relevant events in the environment.

This Area also ensures that the different strategies executed meet the risk quality objectives that determined their implementation. Additionally, through the model monitoring function, they monitor the risk models, ensuring compliance with the defined standards to ensure their predictive and discriminating power, identifying the possible associated risks.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

43.	Risk Management, continued:

(2)	Credit Risk, continued:

(a)	Retail Segment, continued:

−	Models Validation Area, is responsible for performing an independent review of the credit and treasury risk models, both in the construction and implementation stages. It considers the validation of compliance with the guidelines established by the Board of Directors, addressing aspects such as governance, data quality, modeling and implementation techniques, and documentation. The results of the review are presented and placed in consideration of the respective Committees, as appropriate.

−	Collection Area performs a cross-collection management in the Bank and centralizes recovery management in retail segments through Socofin, Bank’s subsidiary. Define refinancing criteria and payment agreements with customers, maintaining an adequate risk-return ratio, together with the incorporation of robust tools for a differentiated collection management according to the institutional policies.

(b)	Wholesale Segment

In these segments, admission management is carried out through an individual evaluation of the client and the relationship of the rest of the group with the Bank is also considered if it belongs to a group of companies. This individual evaluation - and group if applicable - considers, among others, generation capacity, financial capacity with emphasis on equity solvency, exposure levels, industry variables, evaluation of partners and management, and aspects of the operation such as financing structure, term, products and possible collaterals.

A rating model that allows greater homogeneity in the evaluation of the client and the group supports the indicated evaluation. This evaluation also includes specialized areas in some segments that by their nature require expert knowledge, such as real estate, construction, agriculture, financial, international, among others.

In a centralized manner, a permanent monitoring of the portfolio is carried at the individual level of business segments and economic sectors, based on periodically updated information from both the client and the industry. Through this process, alerts are generated that ensure the correct and timely recognition of the risk of the individual portfolio and that the special conditions established in the admission stage are monitored, such as controls of financial covenants, coverage of certain collaterals and conditions imposed at the time of approval.

Additionally, within the Admission areas, joint monitoring tasks are carried out that allow monitoring the development of operations from their gestation to their recovery, with the aim of ensuring the correct and timely identification of portfolio risks, and to manage in advance those cases with higher risk levels.

Upon detection of clients that show signs of impairment or default with any condition, the commercial area to which the client belongs, together with the Wholesale Credit Risk Division, establish action plans for their regularization. In those more complex cases where specialized management is required, the Special Assets Management area, belonging to the Wholesale Credit Risk Division, is directly in charge of collection management, establishing action plans and negotiations based on the particular characteristics of each client.

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

The maximum exposure to credit risk, by client or counterparty, without taking into account guarantees or other credit enhancements as of December 31, 2020 and 2021, does not exceed 10% of the Bank’s regulatory capital.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

43.	Risk Management, continued:

(2)	Credit Risk, continued:

(d)	Portfolio Concentration, continued::

The following tables show credit risk exposure per balance sheet item, including derivatives, detailed by both geographic region and industry sector as of December 31, 2020:

	Chile	United States	Brazil	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Cash and Due from Banks	1,272,238	1,158,637	—	129,341	2,560,216

Financial Assets held-for-trading
From the Chilean Government and Central Bank of Chile	4,159,292	—	—	—	4,159,292
Other instruments issued in Chile	105,798	—	—	—	105,798
Instruments issued abroad	—	164	—	—	164
Mutual fund investments	400,902	—	—	—	400,902
Subtotal	4,665,992	164	—	—	4,666,156

Investments under resale agreements	76,407	—	—	—	76,407

Derivative Contracts for Trading Purposes
Forwards	415,349	73,805	—	62,810	551,964
Swaps	1,184,563	83,776	—	744,908	2,013,247
Call Options	269	—	—	—	269
Put Options	1,462	—	—	—	1,462
Futures	—	—	—	—	—
Subtotal	1,601,643	157,581	—	807,718	2,566,942

Hedge Derivative Contracts
Forwards	—	—	—	—	—
Swaps	1,511	18,964	—	30,587	51,062
Call Options	—	—	—	—	—
Put Options	—	—	—	—	—
Futures	—	—	—	—	—
Subtotal	1,511	18,964	—	30,587	51,062

Loans and advances to Banks (before allowances)
Central Bank of Chile	2,380,033	—	—	—	2,380,033
Domestic banks	260,002	—	—	—	260,002
Foreign banks	—	—	150,230	149,391	299,621
Subtotal	2,640,035	—	150,230	149,391	2,939,656

Loans to Customers at amortized cost (before allowances)
Commercial loans	17,591,127	—	—	10,470	17,601,597
Residential mortgage loans	9,387,372	—	—	—	9,387,372
Consumer loans	3,948,721	—	—	—	3,948,721
Subtotal	30,927,220	—	—	10,470	30,937,690

Financial assets available-for-sale
Debt Instruments:
From the Chilean government and Central Bank of Chile	163,600	—	—	—	163,600
Other instruments issued in Chile	896,923	—	—	—	896,923
Instruments issued abroad	—	—	—	—	—
Subtotal	1,060,523	—	—	—	1,060,523
Equity Instruments:
Instruments issued in Chile	6,869	—	—	—	6,869
Instruments issued abroad	—	—	—	761	761
Subtotal	6,869	—	—	761	7,630
Total	1,067,392	—	—	761	1,068,153

Financial instruments at amortized cost	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

43.	Risk Management, continued:

(2)	Credit Risk, continued:

(d)	Portfolio Concentration, continued:

	Central Bank of Chile	Government	Retail (Individuals)	Financial Services	Trade	Manufacturing	Mining	Electricity, Gas and Water	Agriculture and Livestock	Fishing	Transportation and Telecom	Construction	Services	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Cash and Due from Banks	641,890	—	1,918,326	—	—	—	—	—	—	—	—	—	—	—	2,560,216
Financial Assets held-for-trading
From the Chilean Government and Central Bank of Chile	4,009,676	149,616	—	—	—	—	—	—	—	—	—	—	—	—	4,159,292
Other instruments issued in Chile	—	—	—	105,798	—	—	—	—	—	—	—	—	—	—	105,798
Instruments issued abroad	—	—	—	164	—	—	—	—	—	—	—	—	—	—	164
Mutual fund investment	—	—	—	400,902	—	—	—	—	—	—	—	—	—	—	400,902
Subtotal	4,009,676	149,616		506,864	—	—	—	—	—	—	—	—	—	—	4,666,156

Investments under resale agreements	—	10,006	950	64,554	130	—	—	—	—	—	—	146	—	621	76,407
Derivative Contracts for Trading Purposes
Forwards	—	—	—	351,833	17,280	16,078	4,456	6,253	1,071	30	2,269	265	—	152,429	551,964
Swaps	—	—	—	1,943,033	4,579	4,031	18	17,637	10,237	913	21,163	662	—	10,974	2,013,247
Call Options	—	—	—	13	205	—	—	—	40	—	—	11	—	—	269
Put Options	—	—	—	148	1,314	—	—	—	—	—	—	—	—	—	1,462
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	2,295,027	23,378	20,109	4,474	23,890	11,348	943	23,432	938	—	163,403	2,566,942
Hedge Derivative Contracts
Forwards
Swaps	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Call Options	—	—	—	51,062	—	—	—	—	—	—	—	—	—	—	51,062
Put Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	51,062	—	—	—	—	—	—	—	—	—	—	51,062
Loans and advances to Banks
Central Bank of Chile	2,380,033	—	—	—	—	—	—	—	—	—	—	—	—	—	2,380,033
Domestic banks	—	—	—	260,002	—	—	—	—	—	—	—	—	—	—	260,002
Foreign banks	—	—	—	299,621	—	—	—	—	—	—	—	—	—	—	299,621
Subtotal	2,380,033	—	—	559,623	—	—	—	—	—	—	—	—	—	—	2,939,656
Loans to Customers at amortized cost
Commercial loans	—	—	—	2,351,333	2,544,146	1,347,770	470,607	395,598	1,647,226	135,488	1,454,404	2,453,579	3,054,194	1,747,252	17,601,597
Residential mortgage loans	—	—	9,387,372	—	—	—	—	—	—	—	—	—	—	—	9,387,372
Consumer loans	—	—	3,948,721	—	—	—	—	—	—	—	—	—	—	—	3,948,721
Subtotal	—	—	13,336,093	2,351,333	2,544,146	1,347,770	470,607	395,598	1,647,226	135,488	1,454,404	2,453,579	3,054,194	1,747,252	30,937,690
Financial Assets at Fair Value through OCI
Debt Instruments:
From the Chilean Government and Central Bank of Chile	109	163,491	—	—	—	—	—	—	—	—	—	—	—	—	163,600
Other instruments issued in Chile	—	—	—	851,468	—	4,465	—	8,089	—	—	5,334	—	—	27,567	896,923
Instruments issued abroad	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	109	163,491	—	851,468	—	4,465	—	8,089	—	—	5,334	—	—	27,567	1,060,523
Equity Instruments:
Instruments issued in Chile	—	—	—	6,869	—	—	—	—	—	—	—	—	—	—	6,869
Instruments issued abroad	—	—	—	761	—	—	—	—	—	—	—	—	—	—	761
Subtotal	—	—	—	7,630	—	—	—	—	—	—	—	—	—	—	7,630
Total	109	163,491	—	859,098	—	4,465	—	8,089	—	—	5,334	—	—	27,567	1,068,153

Financial instruments at amortized cost	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

43.	Risk Management, continued:

(2)	Credit Risk, continued:

(d)	Portfolio Concentration, continued:

The following tables show credit risk exposure per balance sheet item, including derivatives, detailed by both geographic region and industry sector as of December 31, 2021:

	Chile	United States	Brazil	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets

Cash and Due from Banks	2,748,930	897,881	8	66,915	3,713,734

Financial Assets held-for-trading
From the Chilean Government and Central Bank of Chile	3,472,122	—	—	—	3,472,122
Other instruments issued in Chile	268,882	—	—	—	268,882
Instruments issued abroad	—	—	—	—	—
Mutual fund investments	135,691	—	—	—	135,691
Subtotal	3,876,695	—	—	—	3,876,695

Investments under resale agreements	64,365	—	—	—	64,365

Derivative Contracts for Trading Purposes
Forwards	585,463	90,461	—	66,621	742,545
Swaps	1,113,135	256,829	—	588,278	1,958,242
Call Options	4,509	—	—	—	4,509
Put Options	199	—	—	—	199
Futures	—	—	—	—	—
Subtotal	1,703,306	347,290	—	654,899	2,705,495

Hedge Derivative Contracts
Forwards	—	—	—	—	—
Swaps	16,375	79,904	—	181,524	277,803
Call Options	—	—	—	—	—
Put Options	—	—	—	—	—
Futures	—	—	—	—	—
Subtotal	16,375	79,904	—	181,524	277,803

Loans and advances to Banks
Central Bank of Chile	1,090,000	—	—	—	1,090,000
Domestic banks	160,018	—	—	—	160,018
Foreign banks	—	—	141,249	138,565	279,814
Subtotal	1,250,018	—	141,249	138,565	1,529,832

Loans to Customers, Net
Commercial loans	19,658,614	—	—	13,718	19,672,332
Residential mortgage loans	10,346,528	—	—	—	10,346,528
Consumer loans	4,247,013	—	—	—	4,247,013
Subtotal	34,252,155	—	—	13,718	34,265,873

Financial Assets Available-for-Sale
from the Chilean Government and Central Bank of Chile	2,488,850	—	—	—	2,488,850
Other instruments issued in Chile	565,959	—	—	—	565,959
Instruments issued abroad	—	—	—	—	—
Subtotal	3,054,809	—	—	—	3,054,809
Equity Instruments:
Instruments issued in Chile	5,499	—	—	—	5,499
Instruments issued abroad	—	—	—	866	866
Subtotal	5,499	—	—	866	6,365
Total	3,060,308			866	3,061,174

Financial instruments at amortized cost	839,744	—	—	—	839,744

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

43.	Risk Management, continued:

(2)	Credit Risk, continued:

(d)	Portfolio Concentration, continued:

	Central Bank of Chile	Government	Retail (Individuals)	Financial Services	Trade	Manufacturing	Mining	Electricity, Gas and Water	Agriculture and Livestock	Fishing	Transportation and Telecom	Construction	Services	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets

Cash and Due from Banks	1,545,472	—	—	2,168,262	—	—	—	—	—	—	—	—	—	—	3,713,734

Financial Assets held-for-trading
From the Chilean Government and Central Bank of Chile	3,287,111	162,433	—	22,578	—	—	—	—	—	—	—	—	—	—	3,472,122
Other instruments issued in Chile	—	—	—	268,882	—	—	—	—	—	—	—	—	—	—	268,882
Instruments issued abroad	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mutual fund investments	—	—	—	135,691	—	—	—	—	—	—	—	—	—	—	135,691
Subtotal	3,287,111	162,433	—	427,151	—	—	—	—	—	—	—	—	—	—	3,876,695

Investments under resale agreements	—	—	232	62,030	1,327	—	—	—	—	—	—	13	—	763	64,365

Derivative Contracts for Trading Purposes
Forwards	—	—	—	521,735	3,685	18,806	1,343	12,623	4,873	—	—	247	—	179,233	742,545
Swaps	—	—	—	1,870,974	342	3,444	2	8,129	17,815	5,409	11,516	3,098	—	37,513	1,958,242
Call Options	—	—	—	251	3,595	474	—	—	80	109	—	—	—	—	4,509
Put Options	—	—	—	21	178	—	—	—	—	—	—	—	—	—	199
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	2,392,981	7,800	22,724	1,345	20,752	22,768	5,518	11,516	3,345	—	216,746	2,705,495

Hedge Derivative Contracts
Forwards	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Swaps	—	—	—	277,803	—	—	—	—	—	—	—	—	—	—	277,803
Call Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Put Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	277,803	—	—	—	—	—	—	—	—	—	—	277,803

Loans and advances to Banks
Central Bank of Chile	1,090,000	—	—	—	—	—	—	—	—	—	—	—	—	—	1,090,000
Domestic banks	—	—	—	160,018	—	—	—	—	—	—	—	—	—	—	160,018
Foreign banks	—	—	—	279,814	—	—	—	—	—	—	—	—	—	—	279,814
Subtotal	1,090,000	—	—	439,832	—	—	—	—	—	—	—	—	—	—	1,529,832

Loans to Customers, Net
Commercial loans	—	—	—	3,054,715	2,617,814	1,751,451	400,413	340,618	1,770,883	144,809	1,834,624	2,493,702	3,184,102	2,079,201	19,672,332
Residential mortgage loans	—	—	10,346,528	—	—	—	—	—	—	—	—	—	—	—	10,346,528
Consumer loans	—	—	4,247,013	—	—	—	—	—	—	—	—	—	—	—	4,247,013
Subtotal	—	—	14,593,541	3,054,715	2,617,814	1,751,451	400,413	340,618	1,770,883	144,809	1,834,624	2,493,702	3,184,102	2,079,201	34,265,873

Financial Assets Available-for-Sale
from the Chilean Government and Central Bank of Chile	102	2,488,748	—	—	—	—	—	—	—	—	—	—	—	—	2,488,850
Other instruments issued in Chile	—	—	—	537,036	—	—	—	5,254	—	—	5,321	4,609	—	13,739	565,959
Instruments issued abroad	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	102	2,488,748	—	537,036	—	—	—	5,254	—	—	5,321	4,609	—	13,739	3,054,809

Equity Instruments:
Instruments issued in Chile	—	—	—	5,499	—	—	—	—	—	—	—	—	—	—	5,499
Instruments issued abroad	—	—	—	866	—	—	—	—	—	—	—	—	—	—	866
Subtotal	—	—	—	6,365	—	—	—	—	—	—	—	—	—	—	6,365
Total	102	2,488,748	—	543,401	—	—	—	5,254	—	—	5,321	4,609	—	13,739	3,061,174

Financial instruments at amortized cost	—	839,744	—	—	—	—	—	—	—	—	—	—	—	—	839,744

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

43.	Risk Management, continued:

(2)	Credit Risk, continued:

(d)	Collateral and Other Credit Enhancements

The amount and type of collateral required depends on the counterparty’s credit risk assessment.

The Bank has guidelines regarding the acceptability of types of collateral and valuation parameters.

The main types of collateral obtained are:

-	For commercial loans: Residential and non-residential real estate, liens and inventory.
-	For retail loans: Mortgages loans on residential property.

The Bank also obtains collateral from parent companies for loans granted to their subsidiaries.

Management makes sure its collateral is acceptable according to both external standards and internal policies guidelines and parameters. The Bank has approximately 242,870 collateral assets (240,087 in December 2020), the majority of which consist of real estate.

The following table contains guarantees values as of December 31, 2020 and 2021:

		Fair value of collateral and credit enhancements held as of December 31, 2020
	Maximum exposure to credit risk	Mortgages	Pledge (*)	Securities	Warrants	Net collateral	Net exposure
Loans to customers:	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Corporate lending	12,810,975	3,091,284	128,366	565,761	2,842	3,788,253	9,022,722
Small business lending	4,790,622	3,178,176	28,832	14,242	—	3,221,250	1,569,372
Consumer lending	3,948,721	333,191	795	2,518	—	336,504	3,612,217
Mortgage lending	9,387,372	8,499,584	113	87	—	8,499,784	887,588
Total	30,937,690	15,102,235	158,106	582,608	2,842	15,845,791	15,091,899

		Fair value of collateral and credit enhancements held as of December 31, 2021
	Maximum exposure to credit risk	Mortgages	Pledge (*)	Securities	Warrants	Net collateral	Net exposure
Loans to customers:	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Corporate lending	14,633,419	3,392,760	149,892	508,711	4,451	4,055,814	10,577,605
Small business lending	5,038,913	3,124,172	26,310	12,898	—	3,163,380	1,875,533
Consumer lending	4,247,013	317,215	622	2,498	—	320,335	3,926,678
Mortgage lending	10,346,528	8,730,747	96	196	—	8,731,039	1,615,489
Total	34,265,873	15,564,894	176,920	524,303	4,451	16,270,568	17,995,305

(*)	Includes agricultural and industrial pledges, and pledges without conveyance.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

43.	Risk Management, continued:

(2)	Credit Risk, continued:

(d)	Collateral and Other Credit Enhancements, continued:

The Bank also uses mitigating tactics for credit risk on derivative transactions. To date, the following mitigating tactics are used:

●	Accelerating transactions and net payment using market values at the date of default of one of the parties.

●	Option for both parties to terminate early any transactions with a counterparty at a given date, using market values as of the respective date.

●	Margins established with time deposits by customers that close FX forwards with subsidiary Banchile Corredores de Bolsa S.A.

The value of the guarantees that the Bank maintains related to the loans individually classified as impaired as of December 31, 2020 and 2021 is Ch$98,653 million and Ch$28,189 million, respectively.

The value of the guarantees that the Bank maintains related to non-impaired loans as of December 31, 2020 and 2021 totaled Ch$133,949 million and Ch$177,169 million, respectively.

(e)	Credit Quality by Asset Class:

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

43.	Risk Management, continued:

(2)	Credit Risk, continued:

(e)	Credit Quality by Asset Class, continued:

Analysis of age of portfolio loan, over-due loans by financial asset class. Additionally to the overdue portion, the amounts detailed include remaining balance of the past due credits are featured below:

As of December 31, 2020:

	Default
	1 to 29 days	30 to 59 days	60 to 89 days
	MCh$	MCh$	MCh$
Loans and advances to banks	14,454	—	—
Subtotal past-due loans and advances to banks	14,454	—	—

Commercial loans	133,625	29,240	13,039
Import-export financing	5,246	71	223
Factoring transactions	16,255	1,464	157
Commercial lease transactions	17,889	3,904	979
Other loans and receivables	1,449	135	162
Residential mortgage loans	90,462	24,875	9,795
Consumer loans	136,147	53,786	22,764
Subtotal past-due loans to customers	401,073	113,475	47,119

Total	415,527	113,475	47,119

As of December 31, 2021:

	Default
	1 to 29 days	30 to 59 days	60 to 89 days
	MCh$	MCh$	MCh$
Loans and advances to banks	116,307	—	—
Subtotal past-due loans and advances to banks	116,307	—	—

Commercial loans	182,781	62,020	14,680
Import-export financing	7,874	189	2,666
Factoring transactions	17,255	1,790	332
Commercial lease transactions	17,056	4,758	1,736
Other loans and receivables	1,367	309	356
Residential mortgage loans	113,040	35,687	19,095
Consumer loans	124,422	52,105	21,308
Subtotal past-due loans to customers	463,795	156,858	60,173

Total	580,102	156,858	60,173

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

43.	Risk Management, continued:

(2)	Credit Risk, continued:

(e)	Credit Quality by Asset Class, continued:

As of December 31, the aging analysis of loans is as follows:

		Past due but not impaired(*)
	Neither past due nor impaired	Up to 30 days	Over 30 days and up to 60 days	Over 60 days and up to 90 days	Over 90 days	Total
As of December 31,	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
2020	29,425,612	272,409	51,812	13,531	451	29,763,815
2021	32,836,252	409,338	51,001	15,402	87	33,312,080

(*)	These amounts include installments that are overdue, plus the remaining balance of principal and interest on such loans.

(f)	Assets Received in Lieu of Payment:

The Bank has received assets in lieu of payment totaling Ch$6,753 million and Ch$13,584 as of December 31, 2020 and 2021, respectively, the majority of which are properties. All of these assets are managed for sale.

(g)	Renegotiated Assets:

The impaired loans are considered to be renegotiated when the corresponding financial commitments are restructured and the Bank assesses the probability of recovery as sufficiently high.

The following table details the book value of loans with renegotiated terms per financial asset class:

	2020	2021
Financial assets	MCh$	MCh$
Loans and advances to banks
Domestic banks	—	—
Foreign banks	—	—
Subtotal	—	—
Loans to Customers at amortized cost
Commercial loans	288,094	331,127
Residential mortgage loans	253,907	243,684
Consumer loans	532,420	361,015
Subtotal	1,074,421	935,826
Total renegotiated financial assets	1,074,421	935,826

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

43.	Risk Management, continued:

(2)	Credit Risk, continued:

(g)	Renegotiated Assets, continued:

This has resulted in a strong increase in the stock of renegotiated consumer and mortgage loans. Basically, these actions consisted of the postponement of installments or dividends at the end of their respective payment schedule.

The Bank calculates ECLs either on a group or an individual basis, which are described in more detail in Note 2(i)(vii).

The renegotiated portfolio of Banco de Chile represents 2.73% of the total loans.

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

The table below includes Stage 2 and 3 assets that were modified and, therefore, treated as forborne during the 2021 period, with the related modification loss suffered by the Bank.

2021
MCh$
Amortized costs of financial assets modified during the period	122,014
Net modification loss	24,594

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

The table below shows the gross carrying amount of previously modified financial assets for which loss allowances has changed to 12 month Expected Credit Losses (12mECL) measurement during the 2021 period:

	December 31, 2021
	Post modification		Pre-modification
	Gross carrying amount	Corresponding ECL	Gross carrying amount	Corresponding ECL
	MCh$	MCh$	MCh$	MCh$
Facilities that have cured since modification and are now measured using 12mECLs (Stage 1)	13,552	1,400	13,682	2,036
Facilities that reverted to (Stage 2/3) lifetime ECLs having once cured	8,154	2,108	8,122	1,336

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

43.	Risk Management, continued:

(2)	Credit Risk, continued:

(h)	Renegotiated Assets:

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

The objective of the FOGAPE-COVID initiative was to facilitate access to working capital loans for individuals and legal entities with annual sales of less than UF 1,000,000 affected by the COVID-19 pandemic. The guarantee coverage of these loans — differentiated according to sales tranche— is between 60% and 85% of financing, after applying a deductible that does not exceed 5% of the guaranteed amount. The Administration rules applicable to the COVID-19 guarantee lines, considered the option of refinancing any principal amortization of preexisting commercial loans that mature in the 6 months following the moment of granting the financing with the COVID-19 Guarantee

In order to cover the Bank’s exposure to potential losses associated with granting these state-guaranteed loans, a provision equivalent to 100% of each operation’s deductible amount is set. The total allowance related to state-guaranteed loans amounted to Ch$70,352 million as of December 31, 2021 (Ch$49,848 million as of December 31, 2020) and was registered under the line-item “Loans to customers at amortized cost” as ECL provision.

The payment behavior of these loans (COVID refinancing and FOGAPE-COVID) in both cases have a similar behavior to the rest of the Bank’s loan portfolio.

(l)	Management overlays

As indicated in Note No. 4, during 2021 the Bank carried out a review of the Probability of Default projection models used in the calculation of the ECL of its loan portfolio. These models incorporate upward adjustment elements (dichotomous variables) when certain adverse macroeconomic conditions are met, which were estimated based on a previous crisis. Those adjustment elements aim to reflect the non-linear nature of the ECL more accurately.

Notwithstanding the foregoing, for certain market segments such as Private Banking, Preferential Banking and Micro Entrepreneurs, the forecasted scenarios do not meet the conditions set forth in the models because the current context has no comparable historical precedents. In those cases, the loading associated to those dichotomous variables were included, despite the fact that those conditions are not met. As of the date of these financial statements, those adjustments remain in place.

This effect has been recognized as an overlay for an amount equivalent to Ch$30,980 million as of December 31, 2021 (Ch$24,370 million as of December 31, 2020) and was registered under the asset item line “Loans to customers at amortized cost” as ECL provision.

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

The resulting amount for adjusting the amortized cost of the financial asset when the modification does not result in derecognition and was registered under the line item “Provision for Expected Credit losses”. For the year 2021 the impact due this effect was not material.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

43.	Risk Management, continued:

(3)	Market Risk:

Market Risk refers to the loss that the Bank could face due to a liquidity shortage to honor the payments, or to close financial transactions in a timely manner (Liquidity Risk), or due to adverse movements in the values of market variables (Risk Price).

(a)	Liquidity Risk:

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

The use of MAR within year 2021 is illustrated below (LCCY = local currency; FCCY = foreign currency):

	MAR LCCY + FCCY		MAR FCCY
	MMM$		MMUS$
	1 – 30 days	1 – 90 days	1 – 30 days	1 – 90 days
Maximum	1,290	3,765	1,550	2,712
Minimum	-1,530	647	-866	238
Average	130	2,330	208	1,271

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

43.	Risk Management, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

The use of Cross Currency Funding within year 2021 is illustrated below:

Cross Currency Funding
MMUS$
Maximum	3,637
Minimum	1,446
Average	2,582

The Bank establishes thresholds that alert behaviors outside the expected ranges at a normal or prudent level of operation, in order to protect other dimensions of liquidity risk such as, for example, maturities concentration of fund providers, the diversification of sources of funds either by type of counterparty or type of product, among others.

The evolution over time of the Bank’s financial ratios that can detect structural changes in its balance sheet characteristics is monitored, such as those presented in the following table and whose relevant use values during the year 2021 are shown below:

	Liquid Assets/ Net Funding <30 days	Liabilities>1 year/ Assets >1 year	Deposits/ Loans

Maximum	216%	106%	72%
Minimum	161%	92%	65%
Average	192%	97%	68%

Additionally, some market index, prices and monetary decisions taken by the Central Bank of Chile are monitored to detect structural changes in market conditions that can trigger a liquidity shortage or even a financial crisis.

Furthermore, the Liquidity Risk Management Policy performs stress tests periodically which are controlled against potentially accessible action plans in each modeled scenario, according with the guidelines established in the Liquidity Contingency Plan. This process is essential in determining the liquidity risk appetite framework of the institution.

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

The CMF establish the following limits for the C46:

Foreign Currency balance sheet items: 1-30 days C46 index < 1 x Tier-1 Capital

All Currencies balance sheet items: 1-30 days C46 index < 1 x Tier-1 Capital

All Currencies balance sheet items: 1-90 days C46 index < 2 x Tier-1 Capital

The use of this index in year 2021 is illustrated below:

	Adjusted C46 All CCYs as part of Tier-1 Capital		Adjusted C46 FCCY as part of Tier-1 Capital
	1 – 30 days	1 – 90 days	1 – 30 days
Maximum	0.17	0.14	0.36
Minimum	(0.22)	(0.23)	0.08
Average	(0.02)	(0.02)	0.22
Regulatory Limit	1.0	2.0	1.0

Additionally, the regulatory entities have introduced other metrics that the Bank uses in its management, such as the Liquidity Coverage Ratio (“LCR”) and Net Stable Financing Ratio (“NSFR”), using assumptions similar to those used in the international banking. Only for the first one, a limit implementation calendar has been established and that during the year 2021 was with a minimum level of 80%. The evolution of the LCR and NSFR metrics during the year 2021 are shown below:

	LCR		NSFR

Maximum	2.46		1.13
Minimum	1.78		1.07
Average	2.09		1.10
Regulatory Limit	0.8	(*)	N/A

(*)	This is the current minimum value for the year 2021 and that increases 0.1 annually until reaching 1.0 in the year 2023.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

43.	Risk Management, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

The contractual maturity profile of the financial liabilities of Banco de Chile and its subsidiaries (consolidated basis), as of 2020 and 2021 end-of-year, is illustrated below:

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2021
Current accounts and other demand deposits	18,542,791	—	—	—	—	—	18,542,791
Transactions in the course of payment	210,479	—	—	—	—	—	210,479
Reverse repurchase agreements and securities lending	88,433	—	52	—	—	—	88,485
Savings accounts and time deposits	7,103,640	1,774,627	240,912	66,492	1,619	—	9,187,290
Full delivery derivative transactions	434,113	469,349	2,603,467	1,645,489	968,078	1,761,581	7,882,077
Borrowings from financial institutions	67,813	1,259,167	18,344	3,515,979	—	—	4,861,303
Other financial obligations	273,394	50	183	183	—	—	273,810
Debt instruments issued in foreign currency other than USD	17,154	369,988	1,083,540	2,358,966	2,104,219	4,839,310	10,773,177

Total (excluding non-delivery derivative transactions)	26,737,817	3,873,181	3,946,498	7,587,109	3,073,916	6,600,891	51,819,412

Non-delivery derivative transactions	271,193	586,231	2,602,915	1,030,628	669,796	2,145,008	7,305,771

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

43.	Risk Management, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2020
Current accounts and other demand deposits	15,167,229	—	—	—	—	—	15,167,229
Transactions in the course of payment	882,944	—	—	—	—	—	882,944
Reverse repurchase agreements and securities lending	289,777	43	—	—	—		289,820
Savings accounts and time deposits	6,243,204	1,964,350	648,974	59,038	1,222	156	8,916,944
Full delivery derivative transactions	396,599	364,793	1,305,210	1,088,925	549,777	934,097	4,639,401
Borrowings from financial institutions	74,424	140,455	340,532	1,020,126	2,090,600	—	3,666,137
Other financial obligations	189,003	80	334	386	37	—	189,840
Debt instruments issued in foreign currency other than USD	53,438	90,285	1,082,282	2,194,406	1,886,936	4,452,831	9,760,178

Total (excluding non-delivery derivative transactions)	23,296,618	2,560,006	3,377,332	4,362,881	4,528,572	5,387,084	43,512,493

Non-delivery derivative transactions	401,144	570,084	929,211	787,866	644,420	1,542,088	4,874,813

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

43.	Risk Management, continued:

(3)	Market Risk, continued:

(b)	Price Risk:

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

The bank has established internal limits for the exposures of the Trading Book. In fact, FX positions (FX delta), interest rate sensitivities generated by the derivatives and debt securities portfolios (DV01 or also referred as to rho) and the FX options volatility sensitivity (vega) are measured, reported and controlled against their limits. Limits are established on an aggregate basis but also for some specific tenor points. The use of these limits is daily monitored, controlled and reported by independent control functions to the senior management of the bank. The internal governance framework also establishes that these limits must be approved by the board and reviewed at least annually.

The Bank measures and controls the risk for the Trading Book portfolios using the Value-at-Risk (VaR). The model uses a 99% confidence level and the most recent one-year observed rates, prices and yields data.

The use of VaR within year 2021 is illustrated below:

Value-at-Risk 99% one-day confidence level
MCh$
Maximum	1,606
Minimum	425
Average	971

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

The use of EaR within year 2021 is illustrated below:

12- months Earnings-at-Risk 99% confidence level 3 months defeasance period
MCh$

Maximum	155,073
Minimum	102,504
Average	119,551

The regulatory risk measurement for the Trading Book (C41 report, replaced in December 2021 by the APRM report, from the spanish Activos Ponderados por Riesgo Mercado) is produced by utilizing guidelines provided by the Central Bank of Chile (hereinafter, “BCCh”) and the CMF, which are adopted based on standardized BIS methodologies. The referred methodologies estimate the potential loss that the bank may incur considering standardized fluctuations of the value of market factors such as FX rates, interest rates and volatilities that may adversely impact the value of FX spot positions, interest rate exposures, and volatility exposures, respectively. In addition, correlation factors are included to represent non-parallel changes in the yield curve.

The risk measurement for the Banking Book, according to normative guidelines (C40 report), as a result of interest rate fluctuations is carried out through the use of standardized methodologies provided by regulatory entities (BCCh and CMF). The report includes models for reporting interest rate gaps and standardized adverse interest rate fluctuations. In addition to this, the regulatory entity has requested banks to establish internal limits for this regulatory risk measurement. Limits must be established separately for short-term and long-term balance. The short-term risk limit should be expressed as a percentage of the Net Interest Margin or NIM plus the revenue collected from commissions that depend on the level of the interest rate; the long-term risk limit cannot exceed a specific percentage of the amount of regulatory capital.

In addition to the above, the Market Risk Policy of Banco de Chile enforces to perform daily stress tests for the Trading Book and monthly for the Accrual Book, additionally a stress test for the AFS (available for sale) portfolio is included, which is reported daily. The output of the stress testing process is monitored against corresponding trigger levels: in the case those triggers are breached, the senior management is notified in order to implement further actions, if necessary. In addition, the results during the month for the trading activities are controlled against defined loss levels and in case such levels are exceeded, senior management is also notified.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

43.	Risk Management, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

The following table illustrates the interest rate cash-flows of the Banking Book, considering the interest rate repricing dates on an individual basis, as of December 31, 2020 and 2021:

	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets as of December 31, 2020
Cash and due from banks	2,496,891	—	—	—	—	—	2,496,891
Transactions in the course of collection	96,444	—	—	—	—	—	96,444
Investment under resale agreements	10,007	—	—	—	—	—	10,007
Derivative instruments under hedge-accounting treatment	260	1,800	182,709	250,612	282,219	995,168	1,712,768
Inter-banking loans	2,743,250	71,543	125,574	—	—	—	2,940,367
Customer loans	3,180,598	2,339,929	6,504,393	8,134,601	4,437,666	10,877,247	35,474,434
Financial Assets at Fair Value through OCI	94,086	145,272	456,613	185,995	31,465	145,987	1,059,418
Financial instruments at amortized cost	—	—	—	—	—	—	—
Total assets	8,621,536	2,558,544	7,269,289	8,571,208	4,751,350	12,018,402	43,790,329

Assets as of December 31, 2021
Cash and due from banks	3,579,634	—	—	—	—	—	3,579,634
Transactions in the course of collection	196,592	—	—	—	—	—	196,592
Investment under resale agreements	—	—	—	—	—	—	—
Derivative instruments under hedge-accounting treatment	64	2,163	69,192	500,218	198,926	1,669,980	2,440,543
Inter-banking loans	1,366,378	81,164	81,800	—	—	—	1,529,342
Customer loans	2,529,601	2,676,130	7,226,224	9,018,799	4,798,188	11,955,962	38,204,904
Financial Assets at Fair Value through OCI	95,585	488,919	1,479,321	619,044	169,289	208,507	3,060,665
Financial instruments at amortized cost	—	8,334	10,740	38,148	431,285	450,200	938,707
Total assets	7,767,854	3,256,710	8,867,277	10,176,209	5,597,688	14,284,649	49,950,387

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

43.	Risk Management, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2020
Current accounts and demand deposits	15,245,137	—	—	—	—	—	15,245,137
Transactions in the course of payment	816,294	—	—	—	—	—	816,294
Obligations under repurchase agreements	13,255	—	—	—	—	—	13,255
Savings accounts and interest-bearing deposits	6,243,204	1,964,350	648,974	59,038	1,222	156	8,916,944
Derivative hedging instruments	160	291	192,625	230,742	280,421	1,057,369	1,761,608
Inter-banking borrowings	72,935	140,455	340,532	1,020,126	2,090,600	—	3,664,648
Debt instruments issued (*)	53,438	90,285	1,082,282	2,194,406	1,886,936	4,452,831	9,760,178
Other liabilities	189,003	80	334	386	37	—	189,840
Total liabilities	22,633,426	2,195,461	2,264,747	3,504,698	4,259,216	5,510,356	40,367,904

Liabilities as of December 31, 2021
Current accounts and demand deposits	18,611,880	—	—	—	—	—	18,611,880
Transactions in the course of payment	83,420	—	—	—	—	—	83,420
Obligations under repurchase agreements	351	—	—	—	—	—	351
Savings accounts and interest-bearing deposits	7,103,640	1,774,627	240,912	66,492	1,619	—	9,187,290
Derivative hedging instruments	538	979	62,220	407,960	167,805	1,401,836	2,041,338
Inter-banking borrowings	63,611	1,259,167	18,344	3,515,979	—	—	4,857,101
Debt instruments issued (*)	17,154	369,988	1,083,540	2,358,966	2,104,219	4,839,310	10,773,177
Other liabilities	273,394	50	183	183	—	—	273,810
Total liabilities	26,153,988	3,404,811	1,405,199	6,349,580	2,273,643	6,241,146	45,828,367

(*)	Amounts shown here are different from those reported in the liabilities report which is part of the liquidity analysis, due to differences in the treatment of mortgage bonds issued by the Bank in both reports.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

43.	Risk Management, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

Price Risk Sensitivity Analysis

The Bank uses stress tests as the main sensitivity analysis tool for Price Risk. The analysis is implemented for the Trading Book, Accrual Book and the AFS portfolio separately. The Bank has adopted this tool as it is considered more useful than fluctuations in business as usual scenario, such as VaR or EaR, given that:

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

The impacts are determined by mathematical simulations of fluctuations in the values of market factors, and also, estimating the changes of the economic and /or accounting value of the financial positions.

In order to comply with IFRS 7.40, the following exercise was included illustrating an estimation of the impact of extreme but reasonable fluctuations of interest rates, swaps yields, FX rates and exchange volatility, which are used for valuing Trading Book, Accrual Book and the AFS portfolios. Given that the Bank’s portfolio includes positions denominated in nominal and real interest rates, these fluctuations must be aligned with extreme but realistic Chilean inflation changes forecasts.

The exercise is implemented by multiplying the sensitivities by the fluctuations obtained as the results of mathematical simulations over a two-week time horizon and using the maximum historical volatility, within a significant period of time, in each of the market factors present in the Trading Book, in the case of the AFS portfolio a four-week time horizon is used due to liquidity constrains; Accrual Book impacts are estimated by multiplying cumulative gaps by forward interest rates fluctuations modeled over a three-month time horizon and using the maximum historical volatility of interest fluctuations but limited by maximum fluctuations and / or levels observed within a significant period of time. It is relevant to note that the methodology might ignore some portion of the interest rates convexity, since it is not captured properly when large fluctuations are modeled. In any case, given the magnitude of the changes, the methodology may be reasonable enough for the purposes and scope of the analysis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

43.	Risk Management, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

The following table illustrates the fluctuations resulting from the main market factors in the maximum stress test exercise, or more adverse, for the Trading Book.

The directions or signs of these fluctuations are those that correspond to those that generate the most adverse impact at the aggregate level.

Average Fluctuations of Market Factors for Maximum Stress Scenario Trading Book
	CLP Derivatives (bps)	CLP Bonds (bps)	CLF Derivatives (bps)	CLF Bonds (bps)	USD Offshore Libor Derivatives (bps)	Spread USD On/Off Derivatives (bps)
Less than 1 year	(28)	110	18	147	(8)	1
Greater than 1 year	(12)	81	61	149	(16)	8

bps = basis points

The worst impact on the Bank’s Trading Book as of December 31, 2021, as a result of the simulation process described above, is as follows:

Most Adverse Stress Scenario P&L Impact Trading Book (MCh$)
CLP Interest Rate		(2,365)
Derivatives	(432)
Debt instruments	(1,933)
CLF Interest Rate		(11,313)
Derivatives	118
Debt instruments	(11,431)
Interest rate USD offshore		(64)
Domestic/offshore interest rate spread USD		(48)
Banking spread		(389)
Total Interest rates		(14,179)
Total FX and FX Options		137
Total		(14,042)

The modeled scenario would generate losses in the Trading Book for approximately MCh$14,042. In any case, such fluctuations would not result in material losses compared to regulatory capital or to the P&L estimate for the next 12-months.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

43.	Risk Management, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

The impact on the Accrual Book for the next 12 months as of December 31, 2021, which does not necessarily mean a net loss(gain) but a greater(lower) net income from funds generation (resulting net interest rate generation), is illustrated below:

Most Adverse Stress Scenario 12-Month Revenue Accrual Book (MCh$)
Impact by Base Interest Rate shocks	(391,392)
Impact due to Spreads Shocks	(16,255)
Higher / (Lower) Net revenues	(407,647)

The impact on the AFS portfolio is shown in the following tables. First are the main fluctuations in the market factors, due to the scenarios provided for the stress test meltdown (more adverse), for this portfolio.

The sign of the fluctuation below, correspond to the ones that generate the most adverse impact.

Average Fluctuations of Market Factors for Maximum Stress Scenario AFS Portfolio
	CLP Bonds (bps)	CLF Bonds (bps)	USD Offshore Libor Derivatives (bps)	Spread USD On/Off Derivatives (bps)
Less than 1 year	306	306	(15)	(22)
Greater than 1 year	278	309	(6)	2

bps = basis points

The worst impact on the Bank’s AFS portfolio as of December 31, 2021, as a result of the simulation process described above, is as follows:

Most Adverse Stress Scenario P&L Impact AFS portfolio (MCh$)
CLP Debt Instrument	(77,209)
CLF Debt Instrument	(84,858)
Interest rate USD offshore	—
Domestic/offshore interest rate spread USD	—
Banking spread	(405)
Corporative spread	220
Total	(162,252)

The modeled scenario would generate losses in the AFS portfolio for approximately MCh$162,252, which would potentially be reflected in Other Comprehensive Income accounts.

The main negative impact on the Trading Book would occur as a result of an increase in local interest rates, especially for the Debt instruments, the same applies to the AFS portfolio. The lowest potential income in the next 12 months in the Accrual Book would occur in a scenario of a sharp inflation price fall. In any case, the impacts would be less than the annual budgeted profits of the Bank.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

43.	Risk Management, continued:

(4)	Requirements and Capital Management:

The main objectives of the Bank’s capital management are to ensure the adequacy and quality of its capital, at a consolidated level, based on managing the risks it faces in its operations, establishing sufficient capital levels, through the definition of an internal objective, which supports both the business strategy and stress scenarios in the short and medium terms, thus ensuring compliance with regulatory requirements, a solid credit rating and adequate capital levels. During 2021, the Bank has comfortably met the required capital requirements.

As part of its Capital Management Policy, the Bank has established capital adequacy alerts and limits, which are monitored by the governance structures that the Bank has established for these purposes, including the Capital Management Committee. During 2021, none of the internal alerts defined by the Bank were activated as part of the Capital Risk Appetite Framework.

The Bank manages capital based on its strategic objectives, its risk profile and its ability to generate cash flows, as well as the economic and business context in which it operates. Consequently, the Bank may modify the amount of payment of dividends to its shareholders or issue basic capital, additional tier 1 capital or tier 2 capital instruments. The Bank’s capital adequacy is monitored using, among other measures, the indices and rules established by the CMF, as well as the alerts and internal limits that the capital management committee and board of directors have defined for such purposes.

Capital Requirements

In accordance with the General Banking Law, the total capital or regulatory capital of a bank may not be less than 8% of its risk-weighted assets (RWA), net of required provisions. Additionally, it establishes that the Common Equity Tier 1 (CET1) Capital may not be less than 4.5% of its RWA or 3% of its total assets. Also, Tier 1 Capital, corresponding to the sum of CET1 and Additional Tier 1 Capital (AT1 = Perpetual Bonds + Preferred Stocks), may not be less than 6% of RWA, net of required provisions. Likewise, banks must comply with additional requirements associated with capital buffers, such as the conservation buffer, the domestic systemically-important banks buffer, the countercyclical buffer and/or pillar 2 capital requirements.

Adoption of the Basel III standard

In 2019, the CMF began the regulatory process for the implementation of Basel III standards in Chile, as established in Law No. 21,130 that Modernizes Banking Regulation. During the years 2020 and 2021, the CMF published the specific regulations for compliance with the Basel III framework for the local banking industry, which became applicable as of December 1, 2021. The regulation includes the standard methodologies to determine, among others, Credit, Operational and Market Risk-Weighted Assets, total or regulatory capital, the leverage ratio and domestic systemically-important banks. Additionally, the regulations describe requirements and conditions for: (i) the application of internal models for the calculation of certain risk-weighted assets, (ii) the issuance of hybrid capital instruments (AT1), (iii) the principles for determining capital buffers (countercyclical and conservation), (iv) additional requirements for banks defined as systemically-important banks, (v) the criteria to determine capital requirements for banks with risk management deficiencies identified in the supervisory process (Pillar 2), and (vi) market disclosure requirements (Pillar 3), among others.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

43.	Risk Management, continued:

(4)	Requirements and Capital Management, continued:

The aforementioned Basel III banking adequacy standards consider a series of transitory regulations. These measures include: i) the gradual adoption of the conservation buffer and requirements for systemic banks, ii) the gradual application of adjustments to regulatory capital, iii) the temporary substitution of additional tier 1 capital (AT1) for tier 2 capital instruments, that is, subordinated bonds and additional provisions and iv) gradualness to continue recognizing subordinated bonds issued by banking subsidiaries as regulatory capital.

Below are indicators and indices applicable as of December 1, 2021:

	Total assets, risk-weighted assets and Regulatory Capital Components	Overall consolidated	Local consolidated
	according to Basel III	Dec-2021	Dec-2021
Item No.	Item description	MCh$	MCh$
1	Total assets according to the statement of financial position	51,702,439	51,702,439
2	Non-consolidated investment in subsidiaries	—	—
3	Assets discounted from regulatory capital, other than item 2	61,953	61,953
4	Derivative credit equivalents	1,782,784	1,782,784
4.1	Financial derivative contracts	2,983,298	2,983,298
5	Contingent loans	2,612,170	2,612,170
6	Assets generated by the intermediation of financial instruments	—	—
7	= (1-2-3+4-4.1+5-6) Total assets for regulatory purposes	53,052,142	53,052,142
8.a	Credit risk-weighted assets, estimated according to the standard methodology (CRWA)	28,280,644	28,280,644
8.b	Credit risk-weighted assets, estimated according to internal methodologies (CRWA)	—	—
9	Market risk-weighted assets (MRWA)	1,342,767	1,342,767
10	Operational risk-weighted assets (ORWA)	2,956,592	2,956,592
11.a	= (8.a/8.b+9+10) Risk-weighted assets (RWA)	32,580,003	32,580,003
11.b	= (8.a/8.b+9+10) Risk-weighted assets, after application of the output floor (RWA)	32,580,003	32,580,003
12	Owner’s equity	4,223,013	4,223,013
13	Non-controlling interest	1	1
14	Goodwill	—	—
15	Excess minority investments	—	—
16	= (12+13-14-15) Common Equity Tier 1 Capital (CET1)	4,223,014	4,223,014
17	Additional deductions to Common Equity Tier 1 Capital, other than item 2	—	—
18	= (16-17-2) Common Equity Tier 1 Capital (CET1)	4,223,014	4,223,014
19	Voluntary provisions (additional) computed as additional Tier 1 capital (AT1)	325,800	325,800
20	Subordinated bonds computed as additional tier 1 capital (AT1)	—	—
21	Preferred shares allocated to additional tier 1 capital (AT1)	—	—
22	Bonds without a fixed term of maturity imputed to additional tier 1 capital (AT1)	—	—
23	Discounts applied to AT1	—	—
24	= (19+20+21+22-23) Additional Tier 1 Capital (AT1)	325,800	325,800
25	= (18+24) Tier 1 Capital	4,548,814	4,548,814
26	Voluntary provisions (additional) computed as Tier 2 capital (T2)	214,452	214,452
27	Subordinated bonds computed as Tier 2 capital (T2)	871,079	871,079
28	= (26+27) Equivalent tier 2 capital (T2)	1,085,531	1,085,531
29	Discounts applied to T2	—	—
30	= (28-29) Tier 2 capital (T2)	1,085,531	1,085,531
31	= (25+30) Total or Regulatory Capital	5,634,345	5,634,345
32	Additional CET 1 Capital required for the constitution of the conservation buffer	0	0
33	Additional CET 1 Capital required to set up the countercyclical buffer	0	0
34	Additional CET 1 Capital required for banks qualified as systemic	0	0
35	Additional capital required for the evaluation of the adequacy of Total or Regulatory Capital (Pillar 2)	0	0

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

43.	Risk Management, continued:

(4)	Requirements and Capital Management, continued:

Capital Adequacy Ratios and Regulatory Compliance According to Basel III	Overall consolidated Dec-2021	Local consolidated Dec-2021
	%	%
Leverage Ratio ( I18/ I7)	7.96%	7.96%
Common Equity Tier 1 (CET1) Capital Ratio ( I18 / I11.b)	12.96%	12.96%
Tier 1 capital Ratio ( I25 / I11.b)	13.96%	13.96%
Total or Regulatory Capital Ratio ( I31/ I11.b)	17.29%	17.29%
Credit rating	A	A
Regulatory Compliance for Capital Adequacy
Additional provisions computed as Tier 2 capital (T2) in relation to Credit RWA	0.76%	0.76%
Subordinated bonds computed as Tier 2 capital (T2) in relation to CET 1 Capital	20.63%	20.63%
Additional Tier 1 Capital (AT1) in relation to CET 1 Capital	7.71%	7.71%
Voluntary (additional) provisions and subordinated bonds computed as AT1 in relation to RWAs	1.00%	1.00%

Below, for comparative purposes, the amounts and ratios determined using the standards in effect up to November 30, 2021 are:

	As of December 31,
	2020	2021 (*)
	MCh$	MCh$

Basic capital	3,726,267	4,223,013
Regulatory capital	4,878,500	5,522,703
Total consolidated assets	48,754,455	55,261,371
Total consolidated credit risk-weighted assets	30,566,571	34,288,733

	Ratio
	As of December 31,
	2020	2021 (*)
	%	%

Basic capital / consolidated assets	7.64	7.64
Regulatory capital / consolidated risk-weighted assets	15.96	16.11

(*)	Information for comparative purposes based on standards contained in Chapter 12-1 of the RAN.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

44.	New Accounting Pronouncements:

The following is a summary of new standards, interpretations and improvements to the International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) that are not yet effective as of December 31, 2021:

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

Limited Scope Amendments and Annual Improvements 2018-2020.

In May 2020, the IASB published a package of amendments of limited scope, as well as the 2018-2020 Annual Improvements, whose changes clarify the wording or correct minor consequences, omissions or conflicts between the requirements of the Standards.

Among other modifications, it contains amendments to IAS 37 Provisions, Contingent Liabilities and Contingent Assets which specify the costs that an entity should include when evaluating whether a contract will cause losses. These costs include those that are directly related to the contract and may be costs incremental to the performance of that contract (for example, direct labor and materials), or an allocation of other costs that are directly related to the performance of contracts (for example, the allocation of the depreciation charge for an item of property, plant and equipment used to fulfill the contract).

These amendments will be effective as of January 1, 2022 and it is estimated that Banco de Chile and its subsidiaries will not have significant impacts on the Consolidated Financial Statements as a result of the application of these amendments.

IAS 1 Presentation of Financial Statements and IFRS Practice Statement No. 2 Accounting Policy Disclosures.

In February 2021, the IASB published amendments to IAS 1 to require companies to disclose material information on accounting policies, the foregoing in order to improve the disclosures of their accounting policies and provide useful information to investors and other users of financial statements.

To help entities apply the amendments to IAS 1, the Board also amended IFRS Practice Statement No. 2 to illustrate how an entity can judge whether accounting policy information is material to its financial statements.

The amendments to IAS 1 will be effective for Financial Statement presentation periods beginning on or after January 1, 2023. Early application is permitted. If an entity applies those amendments to prior periods, it must disclose that fact.

The application of this amendment will not generate material impacts on the disclosure of accounting policies in the Consolidated Financial Statements of Banco de Chile and its subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

44.	New Accounting Pronouncements, continued:

IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. Definition of Accounting Estimate.

In February 2021, the IASB incorporated changes to the definition of accounting estimates contained in IAS 8, the amendments to IAS are intended to help entities distinguish changes in accounting estimates from changes in accounting policies.

The amendments to IAS 8 will be effective for Financial Statement presentation periods beginning on or after January 1, 2023. Early application is permitted.

The application of this amendment will not have an impact on the Consolidated Financial Statements of Banco de Chile and its subsidiaries.

IAS 12 Income Tax.

In May 2021 the IASB published amendments to IAS 12, to specify how companies should account for deferred taxes on transactions such as leases and decommissioning obligations.

IAS 12 Income Tax specifies how a company accounts for income tax, including deferred tax, which represents tax to be paid or recovered in the future. In certain circumstances, companies are exempt from recognizing deferred taxes when they first recognize assets or liabilities. Prior to the amendment, there was some uncertainty as to whether the exemption applied to transactions such as leases and decommissioning obligations, transactions for which companies recognize both an asset and a liability.

The amendments clarify that the exemption does not apply and that companies are required to recognize deferred taxes on such transactions. The purpose of the amendments is to reduce the differences in reporting deferred tax on leases and decommissioning obligations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

45.	Subsequent Events:

(a)	On January 27, 2022, the Board of Directors of Banco de Chile agreed to convene an Ordinary Shareholders Meeting on March 17, 2022 in order to propose, among other matters, the following:

1.	The following distribution of profits for the year ended on December 31, 2021:

a.	Deduct and withhold from the net income of the year, an amount equivalent to the effect of inflation of the paid capital and reserves according to the variation of the Consumer Price Index that occurred between November 2020 and November 2021, amounting to Ch$253,093,655,744 which will be added to retained earnings from previous periods.
b.	Distribute in the form of a dividend the remaining liquid profit, corresponding to a dividend of Ch$5.34393608948 to each of the 101,017,081,114 shares of the Bank.

Consequently, the distribution as dividend of 68.1% of the profits for the year ending December 31, 2021, will be proposed.

2.	The shareholders who choose to, may at their option apply all or part of their dividend to the optional and transitory taxation regime that contemplates a substitute tax payment for the final taxes, called ISFUT (for its Spanish initials), in accordance with the transitory article 25 of Law No. 21,210. The form and period in which this option can be exercised will be informed in a timely manner.

3.	The dividend, if approved by the Meeting, will be paid on March 31, 2022.

(b)	On March 17, 2022, Banco de Chile reported that at its Ordinary Shareholders’ Meeting, shareholders approved the payment of dividend No. 210 for Ch$5.34393608948 per share, charged to net income corresponding to fiscal year 2021. Following this, shareholders could, at their option apply all or part of their dividend to the optional and transitory taxation regime that contemplates a substitute tax payment for the final taxes, called ISFUT (for its Spanish initials), in accordance with the transitory article 25 of Law No. 21,210. The term to exercise the option expired at 1:00 p.m. on March 29 (Santiago de Chile time). Shareholders who chose the ISFUT option had 11.12877% of the dividend withheld per share chosen for the aforementioned option. The amount withheld will be used to pay the ISFUT. Those shareholders registered in the respective registry at midnight on March 25, 2022 were entitled to receive the dividend. The dividend was paid to all shareholders entitled to it as of March 31, 2022 at any Banco de Chile branch.

In Management’s opinion, there are no other significant subsequent events that affect or could affect the Consolidated Financial Statements of Banco de Chile and its subsidiaries between December 31, 2021 and the date of issuance of these Consolidated Financial Statements.

Item 19 Exhibits

LIST OF EXHIBITS

Exhibit No.	Exhibit
1.1	Estatutos of Banco de Chile, which serve as our articles of incorporation and bylaws (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2018, and incorporated herein by reference).
2.1	Form of Deposit Agreement among Banco de Chile, JPMorgan Chase Bank as depositary, and the holders from time to time of ADSs (incorporated by reference to our registration statement on Form F-4 (File No. 333-14020) filed on October 18, 2001).
2.2	Amendment No. 1, dated February 1, 2011, to the Deposit Agreement among Banco de Chile, JPMorgan Chase Bank, N.A. as depositary and holders from time to time of ADSs (incorporated by reference to our registration statement on Form F-6 (Registration No. 333-171999) filed on February 1, 2011).
2.3	Amendment No. 2, dated October 23, 2018, to the Deposit Agreement among Banco de Chile, JPMorgan Chase Bank, N.A. as depositary and holders from time to time of ADSs (incorporated by reference to our registration statement on Form F-6 (Registration No. 333 171999) filed on October 23, 2018).
2.4	Amendment No. 3, dated August 30, 2021, to the Deposit Agreement among Banco de Chile, JPMorgan Chase Bank, N.A. as depositary and holders from time to time of ADSs (incorporated by reference to our registration statement on Form F-6 (Registration No. 33-171999 (filed on August 30, 2021).
4.1	Master Joint Venture Agreement between Quiñenco S.A., Citigroup, Inc. and Citibank Overseas Investment Corporation, dated July 19, 2007 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2007, and incorporated herein by reference).
4.2	Shareholders Agreement between Quiñenco, S.A., Citigroup Chile S.A. and the minority shareholders of LQIF, dated December 27, 2007 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2007, and incorporated herein by reference).
4.3	Amendment to the Master Joint Venture Agreement between Quiñenco S.A., Citigroup, Inc. and Citibank Overseas Investment Corporation, dated December 19, 2008 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2008, and incorporated herein by reference).
4.4	Amendment to the Shareholders Agreement between Quiñenco, S.A., Citigroup Chile S.A. and the minority shareholders of LQIF, dated January 9, 2014 (English translation) (filed as an exhibit to our current report on Form 6-K dated January 14, 2014, and incorporated herein by reference).
4.5	Amendment to the Master Joint Venture Agreement between Quiñenco S.A., Citigroup, Inc. and Citibank Overseas Investment Corporation, dated January 9, 2014 (English translation) (filed as an exhibit to our current report on Form 6-K dated January 14, 2014, and incorporated herein by reference).
4.6	Merger Agreement between Banco de Chile and Citibank Chile, dated December 26, 2007 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2007, and incorporated herein by reference).
4.7	Cooperation Agreement between Banco de Chile and Citigroup Inc., dated October 22, 2015 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2015, and incorporated herein by reference).
4.8	Global Connectivity Agreement between Banco de Chile and Citigroup Inc., dated October 22, 2015 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2015, and incorporated herein by reference).
4.9	Asset Purchase Agreement between Banco de Chile and Citibank, N.A., dated December 31, 2007 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2007, and incorporated herein by reference).

4.10	Amended and Restated Trademark License Agreement between Banco de Chile and Citigroup Inc., dated November 29, 2019 (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2019, and incorporated herein by reference).
4.11	Extension No. 1 to Cooperation Agreement between Banco de Chile and Citigroup Inc., dated August 24, 2017 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2017, and incorporated herein by reference).
4.12	Second Extension to the Cooperation Agreement between Banco de Chile and Citigroup Inc., dated November 29, 2019 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2019, and incorporated herein by reference).
4.13*	First Amendment to the Global Connectivity Agreement between Banco de Chile and Citigroup Inc., dated April 26, 2021 (English translation).
4.14*	Second Amendment to the Global Connectivity Agreement between Banco de Chile and Citigroup Inc., dated August 31, 2021 (English translation).
4.15*	Amended and Restated Master Services Agreement between Banco de Chile and Citigroup Inc., dated August 31, 2021.
4.16*	Third Extension to the Cooperation Agreement between Banco de Chile and Citigroup Inc., dated August 31, 2021 (English translation).
8.1*	List of subsidiaries.
11.1*	Code of Professional Ethics (English translation)
12.1*	Certification under Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification under Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification under Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS*	XBRL Instance Document.
101.SCH*	XBRL Taxonomy Extension Schema Document.
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed herewith.

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

Date: April 29, 2022

BANCO DE CHILE

By	/s/ Eduardo Ebensperger O.
Name:	Eduardo Ebensperger O.
Title:	Chief Executive Officer