Form 20-F
period 2022-12-31
BANK OF CHILE
filed 2023-04-28
CIK 1161125

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

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

Risks Relating to our Operations and the Chilean Banking Industry

●	The growth of our loan portfolio in riskier segments may expose us to increased loan losses and require us to establish higher levels of allowances for loan losses in the future.

●	Our loan portfolio may not continue to grow at the same or similar rates as it has in the past as a result of changes in macroeconomic trends and reforms to banking and non-banking rules, including those in response to the COVID-19 pandemic.

●	Stricter banking regulations, particularly with regards to capital adequacy, liquidity, credit risk provisioning, consumer protection, and bankruptcy may constrain our operations and thereby adversely affect our financial condition and results of operations.

●	Changes in tax law could adversely affect our net income and could also result in higher taxes on distributions to our foreign shareholders.

●	The Chilean market for financial services is highly competitive. We compete with Chilean and foreign banks, and with other providers of financial services that are not part of the banking industry. Accordingly, competition within this market is increasing as banks and other non-banking competitors are continuously incorporating new and tailored products and services, while striving to improve service quality and to accelerate digital transformation. These dynamics may adversely impact our results of operations as they may translate into higher interest rates paid on deposits and lower interest rates earned on loans, resulting in decreased net interest margins.

●	Our results of operations depend greatly on our net interest income. As a result, our results of our operations are affected by interest rate volatility and inflation. Changes in nominal interest rates and inflation could affect the interest rates earned on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities, resulting in net income reduction. Inflation and interest rates are sensitive to several factors beyond our control, including the Central Bank’s monetary policy, deregulation of the Chilean financial sector, local and international economic developments and political conditions, among other factors.

●	The preparation of our financial statements requires management to make judgments and estimates that affect the amounts of assets, liabilities, income and expenses reported in our financial statements. Estimates and assumptions are based on historical experience, expert judgment and other factors, including expectations of future developments under certain alternative scenarios. Although assumptions and estimates are evaluated and revised on a continuous basis, we cannot rule out that projected scenarios could dramatically change in the short term, causing a severe impact on fundamentals and estimates, which could have a material impact on our results of operations and financial position.

●	Operational problems, fraud, errors, criminal events or terrorism or other events relating to force majeure may have a material adverse impact on our business, financial condition and results of operations.

●	Despite our policies and procedures to detect or prevent money laundering and other financial crime activities, we may not be able to fully detect them or on a timely basis.

●	Cybersecurity events or interruptions could negatively affect our reputation or results of operations and may result in litigation.

Risks Relating to Chile

●	Our core business and transactions are with customers doing business in Chile. Accordingly, our ability to grow our business volumes and results of operations, as well as enhance our financial condition, in general, depends on the dynamics of the Chilean economy or the effects of economic developments in other countries affecting Chile, and specific macroeconomic variables such as inflation, unemployment, interest rates, consumption and private investment. If the Chilean economy stagnates or falls into recession, such an occurrence could have an adverse effect on our business growth and the business growth of the Chilean banking industry in general.

●	Our current credit ratings determine the cost and the terms upon which we are able to obtain funding in the ordinary course of business. Rating agencies regularly evaluate us by considering diverse factors, including our financial strength, the business environment and the economic backdrop in which we operate. Thus, any downgrade in Chile’s or our credit rating could increase our cost of funding, affecting our interest margins, results of operations and profitability.

●	There are various financial and non-financial risks associated with climate change which could impact macroeconomic variables in Chile and manifest themselves differently across our risk categories in the short, medium and long terms. Physical risks from climate change include acute risks as well as consequences of chronic changes in climate. These could have adverse financial, operational and other impacts on us, both directly on our business and operations, and indirectly as a result of impacts to our customers, suppliers and other counterparties. Additionally, transition risks may arise from changes in regulations or market preferences toward low-carbon industries or sectors, which in turn could have negative impacts on asset valuation, our results of operations or our reputation.

●	Currency fluctuations could adversely affect our results of operations, the value of our ADSs and any distributions on the ADSs.

●	Chile has corporate disclosure standards different from those you may be familiar with in the United States.

●	Chilean law may provide shareholders with fewer and less well-defined rights.

●	Our operations are highly dependent on the Chilean political and social environment, as most of our customers and borrowers do business in Chile. Thus, our results of operations, including asset quality and profitability, could be negatively impacted by unfavorable political and diplomatic developments, social instability or unrest, as well as dramatic changes in public policies, including expropriation, nationalization, international ownership legislation, interest rate caps and tax policy.

●	We are a party to collective bargaining agreements with various labor unions to which most of our employees belong. Disputes regarding the terms of these agreements, our potential inability to negotiate acceptable contracts with these unions, could result in strikes, work stoppages, or other slowdowns by the affected workers, among other things. In addition, recent and pending changes to Chilean labor laws and the pension and health system may increase uncertainty, costs and risk related to certain customers. Therefore, reforms to labor, health and pension laws as well as labor strikes or slowdowns could adversely affect our results of operations.

●	COVID-19 or any other pandemic disease and health events will affect both the global and the Chilean economy, our business or results of operations and could affect our financial condition.

Risks Relating to our American Depositary Shares (“ADSs”)

●	Our principal shareholders are in a position to elect a majority of the members of our board of directors and control all matters decided by a shareholder vote, including the approval of fundamental corporate transactions. Therefore, they may have interests that differ from those of our other shareholders and their significant share ownership may have an adverse effect on the future market price of our ADSs and shares.

●	There may be a lack of liquidity and a limited market for our shares and ADSs, which could increase the volatility of the price of our ADSs.

●	ADS holders may exercise voting rights associated with common stock only in accordance with the deposit agreement governing our ADSs. Accordingly, ADS holders will face practical limitations when exercising their voting rights because ADS holders must first receive a notice of a shareholders’ meeting from the Depositary and may then exercise their voting rights by instructing the Depositary, on a timely basis, on how they wish to vote. In addition, although Chilean law requires that we grant preemptive rights to all of our shareholders (including holders of ADSs) whenever we issue new shares, such an offering may not be possible unless a registration statement under the Securities Act is effective with respect to such rights and shares, or an exemption from the registration requirements thereunder were available. As a result, ADS holders may be unable to exercise voting rights at shareholders’ meetings and preemptive rights.

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

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

●	changes in general economic, business, political or other conditions in Chile, or changes in general economic or business conditions in Latin America, the United States, Europe or Asia;

●	changes in capital markets in general that may affect policies or attitudes towards lending to Chile or Chilean companies;

●	increased costs;

●	increased competition and changes in competition or pricing environments, including the effect of new technological developments;

●	unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms;

●	natural disasters or pandemics, such as the COVID-19 (“COVID-19”) pandemic;

●	the effect of tax laws on our business; and

●	the factors discussed under “Item 3. Key Information—Risk Factors.”

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

Unless otherwise indicated, the financial information included in this annual report with respect to 2020, 2021 and 2022 has been derived from financial statements that have been prepared in accordance with IFRS. See Note 2(a) to our audited consolidated financial statements as of and for the year ended December 31, 2022 appearing elsewhere in this annual report. IFRS differs in certain significant respects from Chilean Generally Accepted Accounting Principles (the “Chilean GAAP”) as issued by the Comisión para el Mercado Financiero (“Financial Market Commission” or “CMF”). As a result, our financial information presented under IFRS is not directly comparable to any of our financial information presented under Chilean GAAP. Accordingly, readers should avoid such comparison.

During 2022, certain changes were introduced to the accounting plan, both in the coding and in the description of some line-tems. These changes pursue to improve the quality of financial information in order to facilitate the readability, understanding and comparability of the financial statements, along with providing the market stakeholders with more detailed information. These changes also ensure that the financial statements comply with the standards of IAS 1 and other applicable accounting standards. The main reclassifications in the Consolidated Balance sheet were: (i) assets and liabilities associated with “Derivative instruments” were separated into “Derivative financial instruments” and “Derivative Financial Instruments for hedging purposes”, (ii) debt financial instruments and mutual funds were reclassified from “Financial assets held-for-trading” to “Financial assets held-for-trading at fair value through profit or loss”, (iii) assets received in lieu of payment were reclassified from “Other assets” to “Non-current assets and disposal groups held for sale”, (iv) investment in properties were reclassified from “Investment properties” to “Other assets”, (v) short sales of shares were reclassified from “Obligations under repurchase agreements” to “Financial liabilities at amortized cost”, (vi) subordinated bonds were reclassified from “Debt financial instruments issued” to “Regulatory capital financial instruments”, (vii) goods for leasing were reclassified from “Other financial obligations” to “Other liabilities”, and (viii) provisions related to our loyalty program were reclassified from “Other Liabilities” to “Other provisions”. Likewise, in the Consolidated Income Statement, reclassifications were associated with: (i) income from investments in associates and other companies were reclassified from “Income attributable to associates” to “Operating income”, (ii) expenses for assets received in lieu of payment and income from sale of noncurrent assets were reclassified from “Other operating expenses” and “Other Operating income” to “Result from non-current assets and disposal groups held for sale not admissible as discontinued operations”, and (iii) income for recovery of expenses for credit operations of financial leasing and other operational risk events were reclassified from “Other operating income” to “Other Operating expenses”. For more information see Note 4 to our audited consolidated financial statements as of and for the year ended December 31, 2022 appearing elsewhere in this annual report.

In this annual report, references to “$,” “U.S.$,” “U.S. dollars” and “dollars” are to United States dollars, references to “pesos” or “Ch$” are to Chilean pesos (see Note 2(f)) to our audited consolidated financial statements as of and for the year ended December 31, 2022 appearing elsewhere in this annual report), and references to “UF” are to “Unidades de Fomento.” The UF is an inflation indexed Chilean monetary unit of account with a value in Chilean pesos that is linked to and adjusted daily to reflect changes in the Consumer Price Index (“CPI”) of the Instituto Nacional de Estadísticas (the “Chilean National Statistics Institute”). As of December 31, 2022 and April 19, 2023, one UF equaled Ch$35,110.98 and Ch$35,695.08, respectively.

v

This annual report contains translations of certain Chilean peso amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the Chilean peso amounts actually represent such U.S. dollar amounts, were converted from U.S. dollars at the rate indicated in our audited consolidated financial statements as of and for the year ended December 31, 2022 or could be converted into U.S. dollars at the rate indicated. Banco de Chile utilizes the exchange rate of accounting representation, or spot exchange rate, for such matters. Thus, unless otherwise indicated, the U.S. dollar amounts have been translated from Chilean pesos based on the exchange rate of accounting representation as of December 30, 2022 as determined by our Treasury on a daily basis, based on the average of the daily closing bid and offer rates reported by Bloomberg for the Santiago Stock Exchange. As of December 30, 2022 (the latest practicable date) and April 19, 2023, the exchange rates of accounting representation were Ch$850.2 = U.S. $1.00 and Ch$794.28 = U.S.$1.00, respectively. As of the same dates, the observed exchange rates, as published by Banco Central de Chile (the “Central Bank”), were Ch$859.51 = U.S.$1.00 and Ch$795.23 = U.S.$1.00, respectively.

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

These definitions for Total Capital or Regulatory Capital took effect on December 1, 2021. For more information, see “Item 3. Key Information—Risk Factors—Risks Relating to our Operations and the Chilean Banking Industry—Restrictions imposed by regulations may constrain our operations and thereby adversely affect our financial condition and results” and “Item 4. Information on the Company—Regulation and Supervision—Modifications to the General Banking Act.”

Certain figures included in this annual report and in our audited consolidated financial statements as of and for the year ended December 31, 2022 have been rounded for ease of presentation. Percentage figures included in this annual report have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this annual report may vary slightly from those obtained by performing the same calculations using the figures in our audited consolidated financial statements as of and for the year ended December 31, 2022. Certain other amounts that appear in this annual report may similarly not sum due to rounding.

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

We are also subject to market risks that are presented both in this subsection and in Note 44 to our audited consolidated financial statements as of and for the year ended December 31, 2022 appearing elsewhere in this annual report.

Risks Relating to our Operations and the Chilean Banking Industry

The growth of our loan portfolio in riskier segments may expose us to increased loan losses.

During the last five years, our total loan portfolio has grown at a compounded average growth rate (“CAGR”) of 7.6% per year. This expansion has been primarily fostered by growth in both residential mortgage (8.8% per year on average) and commercial loans (7.8% per year on average) and, to a lesser extent, by a moderate growth in consumer loans (4.5% per year on average). Nominal average growth in residential mortgage loans has been a result of both the significant demand for housing in years preceding the pandemic, which receded significantly in the two most recent years due to the sharp increase in long-term interest rates and soaring inflation. Likewise, nominal average expansion in commercial loans has steadily decelerated over the last five years, particularly in the wholesale banking segment, firstly, due to the economic consequences of the COVID-19 pandemic and, additionally, due to the political and economic uncertainty that has reduced demand for commercial loans. Commercial loans granted to SMEs experienced an upward trend until 2019 as well as a reactivation in 2021, as a result of special government-guaranteed programs, to deal with the effects of the pandemic. However, given the prevailing economic outlook, loans to SMEs slowed down significantly in 2022, remaining almost flat. In the case of consumer loans, this lending business was significantly impacted by the effects of the pandemic, given several factors but particularly due to the liquidity surplus generated by financial support deployed by the Chilean government and congress. Accordingly, consumer loans contracted 12.9% in 2020. Thereafter, when liquidity began to decrease, the demand for loans reactivated, which coupled with our efforts to improve value offerings, resulted in expansions of 7.6% in 2021 and 17.6% in 2022. For the year ended December 31, 2022, our loan portfolio was Ch$36,726,297 million, which represented a 7.2% annual increase as compared to the Ch$34,265,873 million we recorded as of December 31, 2021. Our allowances for loans losses increased 22.0% on an annual basis from Ch$673,496 million in 2021 to Ch$821,609 million in 2022. Throughout 2022 we witnessed a normalization in expected credit losses, particularly among individuals and SMEs and, to a lesser extent, in the wholesale banking segment, from below-trend levels seen in 2021 supported by an extraordinary positive payment behavior that was the consequence of: (i) direct money transfers made by the government to mitigate the economic effects of the pandemic on unemployment, measures that remained in 2021 in spite of the gradual lifting of mobility restrictions, (ii) the effect of three consecutive pension fund withdrawals and one withdrawal from life annuities (rentas vitalicias) as permitted by the Chilean congress at the end of 2020 and throughout 2021, which, in the aggregate, had injected approximately U.S.$52,643 million to the local economy as of March 31, 2023 according to the Chilean Superintendency of Pensions, and (iii) the improvement in unemployment figures as mobility restrictions began to be lifted. During 2022 the excess liquidity began to disappear, which coupled with the impact of both higher interest rates and, particularly, double-digit inflation that reached 12.8% (measured as CPI variation as reported by the National Institute of Statistics), reduced individuals’ disposable income and therefore payment capacity. These trends translated into higher probabilities of default and an increase in credit risk allowances. As a result, our risk-index ratio (allowances for loan losses to total loans) increased from 1.97% in 2021 to 2.24% in 2022.

Given these trends, we recognize that the expansion experienced by our retail banking segment over the last years may expose us to higher levels of charge-offs and may require us to establish higher levels of allowances for loan losses in the future. This is due to the fact that the average retail customer is riskier than large companies and corporations, since they are more exposed to the economic cycle than wholesale customers as evidenced during the downturn caused by the COVID-19 pandemic. For example, individuals are impacted by economic factors such as unemployment and SMEs are impacted by economic conditions affecting domestic demand. For this reason, we are constantly striving to develop and utilize improved scoring and approval models, while strengthening our collection procedures in order to mitigate the risks associated with this business growth.

Our loan portfolio may not continue to grow at the same or similar rates as it has in the past.

Our results of operations depend on our ability to grow our loan portfolio in a credit-sustainable way. During the decade ending in 2013, the loan portfolio of the Chilean banking industry recorded double-digit growth, fostered by increased banking penetration of: (i) lower and middle income segments and (ii) small and medium-sized companies, which resulted in a marked expansion in consumer, mortgage and commercial loans. Since that time, loan growth has been more volatile reflecting increased volatility in the Chilean economy and diverse reforms on general matters, including both banking and non-banking rules. In 2020, the COVID-19 pandemic resulted in a GDP contraction of 6.1% for the Chilean economy and a surge in unemployment rate from 7.3% in December 2019 to 10.3% in December 2020, fostered by long-lasting lockdowns and other measures taken by the government to reduce mobility and social interaction across the country, which reduced or halted operations in many economic sectors for months. In this environment, the loan portfolio of the local banking industry grew only 2.4% in nominal terms (excluding operations of subsidiaries abroad), prompted by both residential mortgage loans, which continued to be decoupled from economic dynamics due to unprecedented low interest rates, and the government support program of guaranteed loans for SMEs and middle market companies, which increased loans balances. Consumer loans, on the other hand, were substantially affected by the deteriorated macroeconomic scenario through lower disposable income and the deteriorated payment capacity of borrowers. In 2021, the local economy displayed a significant rebound, as reflected by GDP growth of 11.7%. This was principally prompted by a sharp increase of 20.8% in household consumption (supported by financial aid measures targeting people) and an expansion of 15.7% in private investment given the reactivation of projects postponed by the pandemic. In this context, the industry’s loan portfolio grew 10.1% in nominal terms, primarily driven by: (i) the real estate market continuing to be decoupled from economic fundamentals, (ii) the surge of loan balances indexed to UF as a result of higher inflation, and (iii) the effect of the government support program for SMEs launched in February 2021. All three of these factors positively impacted both residential mortgage loans and commercial loans, which increased 13.5% and 9.0% in nominal terms, respectively. To a lesser degree, higher than normal levels of household spending had a slight second-round effect on consumer loans, which increased 6.7%, mainly as a result of inflation.

In 2022 the Chilean economy displayed a sharp slowdown by recording a GDP growth of 2.4%, primarily as a consequence of the expected adjustment after a period of economic expansion prompted by non-recurrent factors seen in 2021, as mentioned above. This performance was caused by a significant deceleration of private consumption that grew only 2.9% on an annual basis, while private investment experienced a real annual increase of 2.8%. The local economic deceleration was also in part explained by the aggressive monetary policy tightening of the Chilean Central Bank, which raised the monetary policy interest rate from 4.00% in December 2021 to 11.25% in December 2022 in an attempt to control the highest inflation rate seen in almost three decades as reflected by a CPI variation of 12.8% as of December 31, 2022. In light of this economic environment, the industry’s loan portfolio grew 10.0% in nominal terms, which represents an annual contraction of 2.8% in real terms. The main underlying factors driving this trend were: (i) a real contraction of 5.7% in commercial loans, which is in line with the decrease evidenced by private investment, (ii) a steady deceleration of residential mortgage loans that grew by only 0.9% in real terms during 2022, primarily as a consequence of the prevailing scenario of higher long-term interest rates and inflation expectations that remained above the Central Bank’s target range for most of the year, coupled with stricter credit requirements set by most of the banks, including stricter loan–to–value ratios, higher monthly income, shorter financing terms and lower financial burden thresholds, and (iii) consumer loans that appeared to reactivate during the first half of 2022 but ended the year with a real expansion of only 0.4%, principally due to lower demand for loans from individuals as a result of declining consumer confidence in the face of a lackluster economic outlook, in conjunction with more prudent policies undertaken by many banking players.

Going forward, many factors could adversely affect the growth rate of the industry and, therefore, the expansion of our loan portfolio. This includes, but is not limited to: (i) a slowdown or negative GDP growth in the Chilean economy, (ii) deceleration or contraction in household consumption or private investment spending, (iii) changes in banking customers’ payment behavior, (iv) changes in banking regulation, (v) deterioration of consumer confidence and business sentiment as a consequence of increased uncertainty regarding the economic activity or political environment, (vi) reforms to be introduced by the current administration in many fields of the economic system, including the pension, tax and health systems, among others, (vii) the new constitutional process, which, following the rejection of the first constitution draft in the referendum held on September 4, 2022, will be led by a convention comprised of citizens and experts chosen by the Congress, and which may negatively impact the economic and business environment, and (viii) any effect related to social trends, social unrest, pandemics or any event affecting the growth potential of the Chilean economy. Similarly, this could affect our credit quality indicators causing us to establish higher allowances for loan losses. For more information, see “Item 4. Information on the Company—Regulation and Supervision” and “Item 4. Information on the Company—Selected Statistical Information.”

Stricter banking regulations and changes in law may constrain our operations and thereby adversely affect our financial condition and results of operations.

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

Pursuant to the Ley General de Bancos (the “General Banking Act”) all Chilean banks may, subject to the approval of the CMF, engage in certain non-banking businesses approved by the law. The CMF’s approval will depend on the risk of the activity and the strength of the bank. Furthermore, the General Banking Act currently imposes on the Chilean banking system the Basel III capital adequacy guidelines issued by the Basel Committee on Banking Regulation and Supervisory Practices (the “Basel Committee”) and limits the discretion of the CMF to deny new banking licenses.

Impact of Basel III Implementation

In 2018, the Chilean Congress passed modifications to the General Banking Act in various sections by means of Law No. 21,130 that was enacted on December 27, 2018 and subsequently published on January 12, 2019. This law addresses four main topics aimed at modernizing the Chilean banking framework by: (i) adopting the Basel III guidelines, considering a phased-in transition (the implementation date was postponed from December 2020 to December 2021 in light of the impact that the COVID-19 pandemic had on the economy), (ii) introducing changes to the local regulator’s corporate governance by transferring powers formerly vested in the Superintendencia de Bancos e Instituciones Financieras de Chile (the “Superintendency of Banks and Financial Institutions” or “SBIF”) (the former banking supervisor) to the CMF in June 2019, (iii) reforming the resolution regime for Chilean banks in the case of insolvency, and (iv) introducing changes in relation to confidential information of banks’ customers, among others topics. For more information, see “Item 4. Information on the Company—Regulation and Supervision— Modifications to the General Banking Act.”

In regards to Basel III guidelines, in May 2019, the CMF began the publication for comment in respect of their rule-making on a diverse and wide array of topics associated with this framework. By December 2021, all the final rules related to Basel III had been issued by the CMF. However, the methodology to activate or deactivate the countercyclical buffer that should be defined by the Central Bank and monitored by the CMF, is still pending issuance.

Regarding capital requirements, since December 1, 2021 new regulatory thresholds have been imposed on local banks, based on the specific regulations issued by the CMF, as follows:

➢	CET1 ≥ 4.5% of risk-weighted assets (CET1 ratio);

➢	CET1 ≥ 3.0% of total risk assets (Leverage ratio);

➢	Tier 1 = CET1 + AT1 ≥ 6.0% of risk-weighted assets (Tier 1 ratio);

➢	Tier 1 + Tier 2 ≥ 8.0% of risk-weighted assets (Total Capital ratio);

➢	Conservation Buffer = 2.5% of risk-weighted assets;

➢	Countercyclical Buffer of up to 2.5% of risk-weighted assets, if any;

➢	Systemically-Important Banks (“D-SIB”) Buffer (“systemic buffer”) in the range of 1.0% to 3.5% of risk-weighted assets, if any; and

➢	Pillar 2 Buffer of up to 4.0% of risk-weighted assets, if any.

For more detailed information on each specific regulation currently in effect and capital thresholds, see “Item 4. Information on the Company—Regulation and Supervision—Modifications to the General Banking Act.”

As of December 31, 2022 we were in full compliance of capital adequacy requirements as set forth by the following actual capital adequacy ratios:

Basel III Capital Ratio	Actual Ratio
Leverage Ratio	8.6%
CET1 Ratio	13.6
Tier 1 Ratio	14.1
Total Capital Ratio	17.9%

On March 31, 2021 the CMF announced that based on the information provided by local banks for the year ended December 31, 2020, there are six domestic systemically important banks, including us, which would be subject to systemic buffers, which would be determined by means of the methodology defined by the CMF. On March 30, 2022 the CMF announced the systemic buffers for the six previously-determined systemically important banks. Based on the methodology established by the CMF for this purpose, the Chilean regulator has imposed a systemic buffer equivalent to 1.25% of risk-weighted assets on us, which is being gradually introduced over a four-year period starting December 1, 2022, and continuing at an annual and cumulative rate of 25% every year, completing the 1.25% (if maintained unchanged) on December 1, 2025. Accordingly, by December 2022 we were subject to a phased-in systemic buffer of 0.3125%. In addition, on December 19, 2022 the CMF announced the removal of the former requirement associated with Article 35 bis of the General Banking Act that was expected gradually decrease at a 25% rate per year beginning on December 1, 2021 while coexisting with the systemic buffer set under Basel III until November 30, 2024. Furthermore, on March 31, 2023 the CMF announced the systemic buffers that the systemically important banks must comply with, based on market data for the year ended December 31, 2022. In this announcement, the CMF reaffirmed the systemic buffer on us at the level of 1.25%, which is due to be completed on December 1, 2025, as mentioned earlier. Likewise, on January 13, 2023 we received confirmation from CMF that based on the overhaul of our Internal Capital Adequacy Assessment Process for the year ended December 31, 2021, no further capital requirements associated with Pillar 2 have been set for us.

Although based on these buffers we continue to be in full compliance with minimum requirements, we cannot be certain about any other potential capital buffers the regulator could impose to us and, therefore, we cannot assure you that our profitability will not be impacted by actions we may take in order to fulfill new regulatory thresholds. For more information, see “Item 4. Information on the Company—Regulation and Supervision—Modifications to the General Banking Act.”

Regarding banking resolution, on January 31, 2023 the CMF published a white paper “Guidelines for a new banking resolution framework and deposit insurance in Chile”. Through this document the Chilean regulator addresses the recommendations that arose from the assessment of the local financial system carried out by the International Monetary Fund and the World Bank during 2020 and 2021. In particular, the white paper describes the main legal and regulatory gaps of the current Chilean resolution regime when compared to international practices, while proposing the creation of a new agency, with financial and operating independence, in charge of both the administration and resolution of deposit insurance. In business-as-usual times, this entity should develop contingency and resolution plans for systemically-important banks. In times of crisis, this agency would be in charge of the resolution process. In addition, the paper proposes that systemically-important banks should comply with a loss absorption capital requirement of at least 1.0% of total assets in order to ensure an equity level that facilitates the stabilization scheme, including a bail-in mechanism. This capital requirement would be composed of hybrid instruments, such as perpetual bonds, similar to those computing as AT1 capital. This additional capital, however, would not be computed as part of the Total or Regulatory Capital for capital adequacy compliance, although if not fulfilled, restrictions to dividend distribution will apply for banks. Likewise, the paper discusses the key topics of an insurance deposit scheme, which should be funded by banks that apply for its use. Although the CMF has not proposed specific changes to the banking regulation in order to address these topics in the short-term, the paper was published for comment until July 31, 2023, since the local regulator expects this paper to be the basis for advancing in rule-making design that permits to ensure the continuity of critical financial services while enhancing the protection of depositors. Since the comment period is still open and no specific changes have been proposed yet we cannot assure you that the implementation of a new resolution framework will not have an impact on our profitability, since as a systemically-important bank we could be subject to further capital requirements if this or another framework is adopted by the Chilean regulator.

Regulatory Liquidity Requirements

Since 2016 banks have been required to report and monitor liquidity ratios, such as Liquidity Coverage Ratio (“LCR”) and Net Stable Funding Ratio (“NSFR”), for information purposes only. Through amendments to Chapter III.B.2.1 of the Compendio de Normas Financieras (the Compendium of Financial Norms) on May 4, 2018 and March 8, 2022 the Central Bank set minimum requirements for both the LCR and the NSFR. Accordingly, the regulatory limit for LCR became 100% in June 2022 while the threshold for NSFR was also set at 100% although being phased-in over a four year period starting in June 2022 at 60% and increasing 10% on January 1 of each year until reaching 100% on January 1, 2026. Likewise, in the last amendment to the Chapter III.B.2.1 of the Compendio de Normas Financieras the Central Bank also: (i) removed the regulatory limit for 30-day and 90-day cash flows mismatches in local currency as measured by C46 index while maintaining the limit for 30-day cash flows mismatches in foreign currency as measured by the C46 index, and (ii) introduced specifications on the treatment of securities pledged as technical reserve (arising from demand deposits levels) in order to take them into account as high quality liquid assets. As part of the same amendment, the Central Bank established that banks are required to carry out an Internal Liquidity Adequacy Assessment Process (“ILAAP”). The final rules associated with ILAAP were published on January 16, 2023, based on which we have submitted our first ILAAP to the CMF in April 2023 as requested by the regulation. The possibility of imposing additional High Quality Liquid Assets (“HQLA”) requirements based on the information disclosed in the ILAAP will be in effect as of April 2025. As of December 31, 2022 our LCR and NSFR were 338% and 133%, respectively and we were in full compliance with the prevailing regulatory requirements. Regardless of the current levels of our main liquidity ratios, we cannot assure you that we will remain in compliance with regulatory requirements if, based on the ILAAP results, the regulator requires us to maintain greater amounts of HQLA. This could also lead us to acquire lower-margin financial instruments, which could have an adverse effect on results of operations and profitability.

Changes in Credit Risk Methodologies

As for credit risk matters, on July 6, 2018 the former SBIF published the final amendments to the provisioning rules for commercial loans evaluated on a group basis, which established standardized models for leasing loans, student loans and other commercial loans (not included in the former categories). In addition, the new set of rules also addressed other topics related to loan provisioning. The new provisioning criteria went into effect in July 2019 and had no material impact on our results of operations under both Chilean GAAP and IFRS. On April 27, 2021, to further align Chapter B-1 of the Compendium of Accounting Standards for Banks to the Basel III framework, the CMF published for comment some modifications to the Chapter B-1, such as those associated with loan provisioning guidelines for a more precise treatment for certain sub-segments of the group-based evaluated portfolio. The final rules were published on August 19, 2021 with no major changes in relation to the formerly proposed modifications. These modifications did not have a material impact on our results of operations or financial condition either under Chilean GAAP or IFRS. More recently, on November 22, 2022 the CMF published for comment a standardized methodology to compute expected credit losses for consumer loans (including contingent loans) while allowing the use of guarantees in order to determine both the probability of default (“PD”) and the loss given default (“LGD”). Under the new method, the PD will depend on: (i) the borrowers’ indebtedness, (ii) the debtors’ borrowing trend in consumer loans, and (iii) the debtors’ overdue loans in both the bank and across the industry. In the case of the LGD, the value will depend on the level of renegotiated loans held by the debtor in the consumer loan portfolio. Before this change, expected credit losses for consumer loans (including contingent loans) were computed by using internal models developed by banks in order to estimate both the PD and the LGD for this loan portfolio. According to the CMF, the proposed method pursues to be prudential floor for internal models not approved by the CMF, although banks could use internal models as long as they comply with technical and theoretical requirements set by the CMF. Since final rules have not been released as of the date of this Annual Report, we cannot assure you that this change will not have a material impact on our results under Chilean GAAP, although it will not have any impact on our results of operations or financial condition under IFRS. Likewise, we cannot be certain that future changes in the provisioning rules for other types of loans or related definitions will not affect our results under IFRS or Chilean GAAP, as applicable.

New Legislation, Other Bills and Regulatory Guidelines affecting the Banking Business

Additionally, the Chilean Government has focused on matters related to consumer protection in recent years. During the last decade, several legal and administrative regulations have been enacted and amended to strengthen consumer protection and the relationship between financial institutions and their customers. In May 2020, the Chilean Congress passed a law that increases liabilities of payment service providers (such as banks) in cases of fraudulent transactions in credit and debit cards, and in electronic funds transfers. This legislation has resulted in an increase in our liabilities towards customers due to digital fraud during recent years. Although we have implemented an array of measures and campaigns with our customers and have been able to adequately mitigate the impact of this legislation, we cannot assure you that we will not continue to see an increase in our liabilities as a result of this legislation. For further information on the obligations and liabilities imposed by, and characteristics of, this legislation, see “Item 4. Information on the Company—Regulation and Supervision—Consumer-Oriented Regulation” and “Item 5. Operating and Financial Review and Prospects—Results of Operations for the Years Ended December 31, 2020, 2021 and 2022—Operating Expenses”.

Law No. 21,314, which passed in 2021, among other matters, sets new rules on the application of interests and fees in relation to certain loan products. Some of the modifications introduced by this law include: (i) it states that no interests may be charged on the portion of credits that is already paid; (ii) it forbids charging simultaneously and jointly default interests with other kinds of interest over the same amount; and (iii) it establishes that, during the 12 months following the publication of this law, the CMF must enact specific regulations addressing the extent to which fees or and/or commissions may be charged on credit transactions. These ancillary regulations were issued in August 2022 but will enter into force in August 2023. Generally, these new regulations limit our ability to charge and earn certain fees or commissions on certain credits and loan products. We are reviewing and assessing how these limitations should affect the current fees or commissions charged on certain products, and determining which fees and commissions should be revised, or, if needed, eliminated. Therefore, we cannot yet determine the extent of the negative effect it will have on our results of operations.

In December 2021, Law No. 21,398 was enacted. Among other measures to enhance consumer protection, this law introduced rules such as: (i) requiring a competent court to construe certain provisions in favor of the consumer in court procedures, (ii) imposing new obligations applicable to financial service providers in connection with certain products, and (iii) introducing new minimum requirements for pre-payments in credit transactions, among other measures. These new measures may increase our due diligence, operating and legal costs, affect the growth of our customer base and increase the costs associated with the management of our consumer loan portfolio. However, given that this law includes further ancillary regulation that is still pending to be implemented and/or issued, as of the date of this annual report, we cannot yet ascertain its impact, if any, on our results of operations in the future.

In addition, there are several bills introduced in recent years that are being discussed in the Chilean Congress that would modify matters related to loans and credit products, such as interest rate ceilings, prepayment fees and the possibility of capitalizing interests and include an array of amendments from different political constituencies. Some of them also aim to ease the financial burden of certain banking borrowers, such as SMEs and individuals. These bills introduced during recent years, if enacted, may increase the costs of our consumer loan and mortgage products by setting higher mandatory protections for customers.

Another pending bill introduces additional requirements to judicially exercise rights attained to mortgage loan collaterals; while others may limit our capacity to gather detailed information throughout our risk evaluation process by, for instance, setting higher privacy standards. Yet another bill related to insolvency law, would limit a bank’s ability to deny providing certain banking products to personal banking customers (individuals) on the grounds that they have been debtors in an insolvency procedure in the past. Further, a bill introduced at the end of 2022 proposes to eliminate information on debtors’ behavior that occurred before the last five years, thereby limiting the available information to properly assess and evaluate the credit risks of a broad customer base. In addition, a bill presented in congress by a group of members of the parliament at the end of March 2023 precludes certain service providers from charging and indexing installments and bills to UF (inflation indexed), which in the case of banks would relate to mortgage loans granted to personal and SME banking customers. If enacted, such laws may limit the effectiveness of our credit evaluation process and the due diligence we perform over potential customers, may generate mismatches between assets and liabilities denominated in UF, as well as our asset quality, and require us to increase provisions for expected credit losses. Another bill that is currently being discussed in Congress proposes a new framework for data privacy protection, raising the standards and obligations of an array of service providers, such as banks, on that matter. This could require changes in our current procedures in order to duly comply with these standards of data privacy protection, which, in turn, may affect our results of operations if enacted.

Some of these bills are currently in the early or middle stages in the Chilean Congress, and some of them have been under discussion for several years, and there is no certainty whether any or all of them will be further discussed or not, and as to when or how these bills could change the current regulatory framework if approved. Therefore, we cannot determine or assure you whether they will materially affect our business and, in turn, our financial condition and results of operations in the future.

Law No. 21,389, which creates an alimony debtor registry, came into effect in November 2022. This law requires banks and other financial service providers to retain amounts of credits granted to debtors that are registered in such registry, for the purpose of paying overdue alimonies. It further imposes fines on banks and financial institutions that do not consult the registry and do not withhold the amount specified. These fines amount to twice the money the bank should have withheld. Since the adoption of this law is recent, we still cannot determine or assure you whether they will affect our business due to several operational capabilities that this legislation requires from us.

Law No. 21,365 was enacted in 2021, regulating interchange fees in the payment cards market in Chile. An autonomous and technical committee was created to determine, on a periodic basis, the fees or rates to be charged by payment card issuers such as banks (“Interchange Rates”) to the operating companies (acquirers). The technical committee is comprised of four members, each one appointed by each of the following institutions: The Central Bank; the CMF; the Office of National Economic Prosecution (Fiscalía Nacional Económica); and the Ministry of Finance. This committee had six months to announce the first transitory limits and, afterwards, Interchange Rates will be reset every three years. On February 5, 2022, the committee announced new preliminary limits for interchange fees with a maximum fee of 0.6% for debit cards, 1.48% for credit cards and 1.04% for prepaid cards. On February 22, 2023 the technical committee determined the definitive scheme that will be applicable in Chile by defining a maximum interchange fee of 0.35% for debit cards and 0.80% for credit and prepaid cards. These new limits are to be in force in six months after their publishing in the Official Gazette, however the imposition of these new limits are still pending as the publication of the committee’s resolution was contested in court by other financial market players, and from that date current limits will converge to the new ones during a phase-in period that will take 18 months. Although we believe the transitory limits published in February 2023 will not have a material impact on our results of operations, given the uncertainty regarding the limits on interchange rates that could be determined by this technical committee in the future, we cannot yet assure you whether this new regulation will have a negative impact on the banking industry and on our results of operations in the long term or not. Changes in regulations may also cause us to face increased compliance costs and limitations on our ability to pursue certain business opportunities and provide certain products and services. As some banking laws and regulations have been recently adopted, the way they are applied to the operations of financial institutions is still evolving. We cannot generally assure that laws or regulations will be adopted, enforced or interpreted in a manner that will not have a material adverse effect on our business and results of operations.

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

Enhanced ESG and climate change disclosure may impose additional costs on our bank.

In recent years, various guidelines and regulations have been issued recommending or requiring companies to adopt policies and procedures with the purpose of enhancing the approach to environmental, governance and social (ESG) matters. On October 4, 2022 the CMF published guidelines for the implementation and supervision of sustainability standards by means of section 8.2 of Norma de Carácter General N°461, which is aimed at improving the quality of information released by Chilean companies on sustainability and corporate governance matters on their annual report, which are in accordance with the guidelines of the Sustainable Accounting Standards Board. These new rules will be mandatory for banks from 2025 (fiscal year 2024) onwards. However, in our last annual report delivered in February 2023, we voluntarily complied with most of the standards and regulations required under these new rules due to the strategies, policies and procedures that we have developed and implemented during recent years. However, we cannot rule out that the adoption of new guidelines and regulations on ESG matters could limit our lending business, restrict our ability to recruit new customers, increase compliance requirements or result in higher operating or funding costs, among other effects in the future that we cannot predict now, given the still-developing and evolving regulatory environment related to ESG matters.

Modifications to reserve requirements may affect our growth capacity and margins.

According to the Chilean banking regulation, demand deposits and time deposits are subject to reserve requirements of 9.0% and 3.6% (with terms of less than one year), respectively. However, the Central Bank is entitled to require banks to maintain reserves of up to 40.0% for demand deposits and up to 20.0% for time deposits, to the extent needed for monetary policy purposes. In addition, if the aggregate balance of demand deposits and other demand accounts (e.g., deposits in current accounts, other demand deposits or obligations payable on demand and incurred in the ordinary course of business, saving deposits that allow unconditional withdrawals that bear a stated maturity, and other deposits payable immediately unconditionally) held by a bank exceeds 2.5 times its Total Capital or Regulatory Capital (including CET1, additional Tier 1 capital and Tier 2 capital) the bank is required to set aside a technical reserve equivalent to the full amount of that excess. In addition, under Basel III, banks denominated as D-SIB could be subject to stricter technical reserve requirements by which the threshold of 2.5 times the Total Capital or Regulatory Capital could be reduced to 1.5 times. The ability to set this additional requirement is within the purview of the CMF, although the decision to impose such additional requirements must be agreed with the Central Bank. On March 31, 2021, the CMF announced that six local banks (including us) were designated as systemically important banks. On March 31, 2023 the CMF announced the systemic buffers that must be complied with by the systemically important banks, based on market data for the year ended December 31, 2022. In summary, the CMF reaffirmed the systemic buffer on us at the level of 1.25%, which is due to be completed on December 1, 2025. As of the date of this annual report, we have not, however, received notice of the other requirements such as stricter technical reserve thresholds, which may be imposed on us due to our classification as a D-SIB. We cannot assure you that we will not be subject to such requirement in the future, which in turn could impact our capacity to afford balance sheet growth or lead us to raise funding from alternative sources, which could have a material adverse effect on our net interest margin. For more information on the implementation of the systemic buffer, see “Item 3. Key Information—Risk Factors—Stricter banking regulations and changes in law may constrain our operations and thereby adversely affect our financial condition and results of operations”.

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

We also face increasingly significant competition from non-banking competitors in some of our credit products, especially credit cards and installment loans, including large department stores and private compensation funds, as well as saving and credit cooperatives. In addition, we face competition from other types of lenders, such as non-banking leasing, crowdfunding, factoring and automobile financing companies, especially in credit products, mutual funds, pension funds and insurance companies within the market for savings products and insurance companies in the market for mortgage loans. Likewise, other non-traditional providers of financial services have emerged over the last years, such as e-commerce, local and foreign fintech companies, Telecom companies, like internet and mobile phone providers, and more recently a number of alternative marketplaces that set and provide offerings, including temporary financing, directly to their customers or providers. These new ways of doing business are based on the disintermediation of traditional banking service providers. Accordingly, these providers represent a challenge for the traditional banking industry that may result in lowered margins in the future. Some of these companies may have more resources than us, including larger customer bases, stronger brand recognition and more effective marketing tools to approach banking current or potential customers. They may also adopt more aggressive pricing, while devoting significant resources to technology, infrastructure and marketing as it is part of their core business. On top of that, some of these non-banking competitors are not or not fully regulated by the CMF for purposes of banking supervision. Therefore, they are not subject to the same specific solvency or liquidity requirements imposed by the banking regulator, among other requisites, if any, as banks generally are. Therefore, these providers represent a challenge for the traditional banking industry that may result in lowered margins in the future. Notably, in order to address these kinds of businesses, Law No. 21,521 was enacted in January 2023 with the aim of establishing a general framework for financial services provided through technological means (including banks) in order to protect financial customers and data privacy while preserving financial stability and strengthening anti money-laundering. Nevertheless, banks continue to be the main suppliers of loans, leasing, factoring and mutual fund management, directly or indirectly through subsidiaries, while growing quickly in insurance brokerage services. However, we cannot assure you that this trend will continue in the future.

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

In addition, new technologies, including cryptocurrencies and digital payment or savings systems, may result in substantial expenditures to adapt and update our existing products and services as we continue to grow our internet and mobile banking capabilities. In this context, competitors could adapt faster than us to these new trends, which could lead to a temporary competitive disadvantage that could translate into lower revenues or a reduced ability to raise funding from retail depositors. Since we are aware of these new trends, we have devoted efforts to adapt our organization in pursuit of enhanced flexibility to face new challenges while looking for business and technological partnerships in order to take advantage of business opportunities arising in the market while keeping our value offerings adapted to new customers’ needs. As such, we have continued to deploy our digital strategy to offer tailored services and products to customers from different income and age segments by leveraging our strategic capabilities, entering into alliances with other banking and non-banking providers, developing innovative digital solutions, and reinforcing benefits from using our payment and savings systems. We cannot assure you that other competitors will not copy the strategy we have followed in terms of launching new digital products or entering into digital alliances or that they will not develop better solutions by acquiring more modern technology or designing more innovative solutions.

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

Further, following the new rules issued in recent years by the Chilean regulator, the processing and merchant acquiring services for payment cards (particularly related to new acquirers) may now be accomplished through a four-party mechanism, as done in some developed economies. This model facilitates the entry of new market players. As of the date of this Annual Report, a significant part of transaction processing services continued to be provided in Chile by Transbank S.A., a company owned by us and ten other banks (of which we held a 26.16% direct ownership as of December 31, 2022), whereas some competitors have already begun to implement the new four-party model for their own business. A technical committee is responsible for determining the maximum interchange fees that may be charged by credit card issuers (like banks, including us) to companies that provide merchant acquiring services. Since the beginning of its functioning the technical committee has reduced the maximum interchange fees twice, which results in lower fee income for banks. For more information see Item 3. Key Information–Risk Factors–Risks Relating to our Operations and the Chilean Banking Industry–Stricter banking regulations and changes in law may constrain our operations and thereby adversely affect our financial condition and results of operations–Other Bills and Regulatory Guidelines affecting the Banking Business. On January 23, 2023 the Chilean Association of Banks and Financial Institutions (“ABIF”) announced the willingness of banks participating in the ownership of Transbank S.A. to relinquish part or total control of the company in order to promote the implementation of the four-party model across the financial system and also provided that three of the current owners (excluding us) have already developed their own acquiring companies. Based on these dynamics, net interest margins (once deducted provisions for loan losses) or fee-based income in these sub-segments could decline over time.

For more information regarding past and recent changes in the Chilean banking industry see “Item 4. Information on the Company—Business Overview—Competition.”

Our exposure to certain segments of the retail market could lead to higher levels of total past-due loans and subsequent charge-offs.

Although we have historically been focused on wholesale banking, over the last years we have continued to reorient our commercial strategy to increase penetration of the retail banking segment. In fact, according to our management information systems, the share of the retail banking segment in our total loan book has increased from 61.5% in 2017 to 62.6% in 2022. Although this trend has been associated with an expansion in middle and higher income personal banking, our retail banking segment is also composed of small and medium-sized companies (approximately 13.6% of our total loan book as of December 31, 2022, which consists of companies with annual sales of up to ~UF 70,000 million (~Ch$2,460 million) and, to a much lesser extent, of lower-income individuals (approximately 1.9% of our total loan book as of December 31, 2022, which consists of individuals with monthly incomes of up to Ch$500,000. Since these customers are likely to be more severely affected by adverse developments in the Chilean economy than large corporations and higher-income individuals, we may be exposed to higher levels of past-due loans and subsequent charge-offs in the future, which could result in materially higher allowances for loan losses that could adversely affect our results of operations.

As of December 31, 2022, our past-due loans (loans 90-days or more past due) amounted to Ch$432,697 million, which represented a 40.6% annual increase when compared to the Ch$307,696 million recorded in 2021. These figures translated into past-due ratios (loans 90-days or more past due over total loans) of 0.90% in 2021 and 1.18% in 2022. According to our management information systems, as of December 31, 2022 our past-due loans (loans 90-days or more past due) were composed of 88.4% retail banking 90-days or more past-due loans (consumer and residential mortgage loans to individuals, as well as commercial loans to small and medium sized companies) and 11.6% wholesale banking 90 days or more past-due loans (commercial loans to large companies and corporations). During the prior fiscal year, our past-due loans (90 days or more) portfolio was composed of 82.7% retail banking past-due loans (90 days or more) and 17.3% wholesale banking past-due loans (90 days or more).

Diverse economic and business dynamics contributed to the increase in both the amount of past-due loans and our past-due loans ratio in 2022 when compared to 2021. In the case of past-due loans (loans 90 days or more past due), we experienced an annual increase of approximately Ch$125,001 million in the retail banking segment that was partly offset by a decrease of Ch$4,372 million in the wholesale banking segment, in each case, as compared to 2021. The increase in the retail banking segment was primarily supported by the normalization of customers’ payment behavior after a period of non-recurrent factors particularly associated with the excess of liquidity seen in the economy during 2021 associated with pension fund withdrawals and government aid packages to support individuals, which increased disposable income throughout 2021. During that period, these factors temporarily benefited the payment behavior in both consumer and mortgage loans. During 2022, however, as the liquidity surplus began to decrease, consumer and residential mortgages past-due loans (loans 90 days or more past due) increased Ch$49,998 million and Ch$23,258 million on an annual basis, respectively. Likewise, SMEs past-due loans (loans 90 days or more past due) also increased Ch$51,745 million in 2022 when compared to 2021. This was primarily due to the low comparison base created in large part by the government-guaranteed loan program (Fogape–Reactiva), which was released in 2021 to support SME in the context of the COVID-19 pandemic. Instead, the wholesale banking segment recorded a decrease of Ch$4,372 million in commercial past-due loans (loans 90 days or more past due), a consequence of improved business conditions for companies, as mobility and commercial activity has returned to normal levels, benefiting companies’ results and credit behavior. As a result, past-due ratios (90 days or more past-due loans over total loans) increased from 1.00% in 2021 to 1.37% in 2022 in the retail banking segment while decreasing from 0.48% in 2021 to 0.41% in 2022 in the wholesale banking segment.

Since the unpredictability of certain social developments, the effects of political and social events in Chile affecting consumer confidence and business sentiment, international events such as the COVID-19 pandemic, market fluctuations, changes to macroeconomic indicators, effects of global armed conflicts on the worldwide and the local economy and delayed effects of these developments, may affect our diverse customer segments, we cannot assure you that we will be able to maintain a balanced risk-return equation if some or all these developments materialize in the future. In this regard, economic recessions, social turmoil or market volatility could adversely affect the financial condition of our borrowers, which could translate into an increase in our non-performing loans, impair our loan portfolio and result in lower demand for our loans. Any of these trends could have a material adverse effect on our business, financial condition and results of operations.

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

Our results of operations depend greatly on our net interest income, which represented 72.1% of our total operating revenues in 2022. Changes in nominal interest rates and inflation could affect the interest rates earned on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities, resulting in net income reduction. Inflation and interest rates are sensitive to several factors beyond our control, including the Central Bank’s monetary policy, deregulation of the Chilean financial sector, local and international economic developments and political conditions, among other factors. In addition, changes in interest rates affect securities and other investments or assets that are recorded at fair value and are therefore exposed to potential negative fair value adjustments. Any volatility in interest rates could have a material adverse effect on our financial condition and results of operations. Also, real negative interest rates could negatively impact our ability to raise funding for our operations, particularly for short-term maturities, which could result in higher funding costs and lower net interest margin.

The average annual short-term nominal interest rate in Chile for 90 to 360 day deposits received by Chilean financial institutions was 0.86% in 2020, 1.71% in 2021, and 9.25% in 2022 (11.12% in December 2022) following the trend seen in the monetary policy interest rate, given the attempts of the Chilean Central Bank to return inflation to the medium term target range of 2.0% to 4.0%, which resulted in a monetary policy rate increasing from 4.00% in December 2021 to 11.25% in December 2022. For the same reason, the average interest rate paid by Chilean financial institutions for 90 to 360 days Chilean peso denominated deposits was 10.98% as of the three-month period ended on March 31, 2023. The average long-term nominal interest rate based on the interest rate of the ten-year bonds traded in the secondary market, issued by both the Central Bank and the Chilean Government, was 2.80% in 2020, 4.36% in 2021, and 6.26% in 2022. In 2022, long-term nominal interest rates continued to steadily increase in Chile during the first three quarters, based on various factors, including: (i) expectations of higher inflation, (ii) the uncertainty associated with the outcome of the constitutional referendum held on September 4, 2022, and (iii) various attempts coming from the Congress to approve further pension funds withdrawals. However, during the fourth quarter of the year, with 12-month inflation rates beginning to ease and the result of the constitutional referendum, longer term interest rates declined significantly. Accordingly, the interest rate of ten-year Chilean peso denominated bonds, issued by both the Central Bank and the Chilean Government, slightly decreased from 5.69% in December 2021 to 5.34% in December 2022, reaching 5.52% in March 2023. In the three-month period ended on March 31, 2023, the interest rate for the same Central Bank and Chilean Government bonds averaged 5.52%.

Prior to 2021, inflation in Chile had been moderate, especially in comparison with periods of high inflation experienced in the 1980s and 1990s. High levels of inflation in Chile could adversely affect the Chilean economy, consumer purchasing power, household consumption and investment in machinery and equipment and, therefore, the demand for financing and our business. The annual inflation rate (as measured by annual changes in the CPI and as reported by the Chilean National Institute of Statistics) during the last five years and the first three months of 2023 was:

Year	Inflation (CPI Variation)
2018	2.6%
2019	3.0
2020	3.0
2021	7.2
2022	12.8
2023 (through March 31)	1.8%

Source: Chilean National Institute of Statistics

During 2022, the inflation rate, measured as CPI variation, was 12.8%. This annual increase was the consequence of many factors, although the sharp increase in household consumption in 2021 that began to decelerate during 2022, propelled by above average liquidity among individuals for the reasons mentioned earlier, was a primary cause behind higher-than-expected inflation as the local supply for products and services was not able to meet demand requirements in the short-term. This factor coupled with other inflationary pressures, such as: (i) the increase in energy prices worldwide, (ii) the constraints experienced in the global supply chain that translated into an overall increase in external prices, and (iii) the depreciation experienced by the Chilean peso against the U.S. dollar during most of 2022, particularly in months surrounding the constitutional referendum, when the U.S. dollar reached a highest all-time level of Ch$1.051 per U.S. dollar, which has a pass-through effect associated with the translation of imported tradable goods into Chilean pesos. Although we benefit from a higher-than-expected inflation rate in Chile in the short-term, due to the structure of our assets and liabilities (we have a significant net asset position indexed to the inflation rate associated with both an economic hedge of our equity and directional positions taken by our treasury), significant and persistent increases or decreases in inflation with respect to current levels or the target set by the Central Bank could adversely affect our net interest income, results of operations and, therefore, the value of our securities and medium-term profitability.

Additionally, measures being taken by the Central Bank to control inflation are having the effect of slowing down the Chilean economy and additional measures may adversely affect the Chilean economy, the banking business and our results of operations and financial condition. In this regard, the measures adopted by the Central Bank in the past to control inflation have included the increase of the monetary policy interest rate, which has restricted the demand for loans while negatively affecting economic growth through constrained household spending and capital expenditures. In 2022, the Central Bank increased the monetary policy rate from 4.00% in December 2021 to 11.25% in December 2022. In the last meeting held in December 2022, the Central Bank pointed out that based on recent data, inflation is expected to decrease throughout 2023, which leaves room to reduce the monetary policy interest rate as long as the decreasing trend in inflation becomes steady. Nevertheless, as of the date of this annual report, the monetary policy interest rate remains at 11.25%. Since our liabilities generally re-price faster than our assets, sudden and sequential increases in short-term rates could affect our net interest margin.

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

Our loan portfolio is subject to risk of prepayment, which could have an adverse effect on our results of operations.

Most of our loan portfolio is subject to risk of prepayment, which is associated with the borrowers’ or issuers’ ability to pay off an obligation prior to the maturity. Prepayment risk increases when interest rates decline, which could result in unexpected repricing of our assets that may have a material adverse effect on us if we are not able to reprice our liabilities. In the past, prepayment risk has had an adverse impact on credit card loans and residential mortgage loans by reducing the average life of these assets, which may result in mismatches with liabilities used to finance them that could be just partly offset by investment choices at lower interest rates or prepayment fees charged to borrowers. In this regard, the Chilean government is currently assessing limiting prepayment fees, which could have a negative effect on our results in an amount that we are not able to estimate yet. Accordingly, we cannot assure you that this initiative or any future changes related to prepayment fees or a decline in interest rates to the levels seen prior to 2019 will not have a material impact on our business.

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

Moreover, the cessation or replacement of certain rates, market indices or benchmarks extensively used by financial markets and practitioners for valuation purposes, such as interest rates or foreign exchange rates indices, could also impact the accuracy of the estimates we include in our financial statements. On July 27, 2017, the Chief Executive of the United Kingdom Financial Conduct Authority (FCA), which regulates the entity that oversees the London interbank offered rate (“LIBOR”), announced that the FCA will no longer persuade or compel banks to submit rates for the calculation of the LIBOR benchmark after 2021. Moreover, on March 5, 2021 the FCA made an announcement confirming that 35 LIBOR settings will either cease to be provided by any administrator or no longer be representative immediately after December 31, 2021 for all GBP, EUR, CHF and JPY LIBOR settings, and the one-week and two-month USD LIBOR, and after June 30, 2023 for the Overnight and one-month, three-month, six-month and 12-month USD LIBOR. Later on the FCA required the benchmark administrator to publish six GBP and JPY LIBOR settings under a synthetic methodology based on risk free rates in order to avoid disruption to legacy contracts during 2022. On October 20, 2021, in the United States, the Federal Reserve Board, the Federal Deposit Insurance Corporation and the Office of the Comptroller of the Currency released a joint statement mentioning that: (i) after December 31, 2021, supervised companies should not increase exposures to LIBOR or extend the term of existing LIBOR contacts, (ii) starting January 1, 2022, a benchmark other than LIBOR should be used for the origination of new contracts and (iii) between December 31, 2021 and June 30, 2023, banking entities should amend formerly existing LIBOR contracts that do not clearly establish a fallback provision to replace LIBOR. Subsequently, on September 29, 2022 the FCA announced the decision to permanently cease the publication of synthetic LIBOR setting for one-month and six-month GBP LIBOR by the end of March 2023. Likewise, on November 23, 2022 the FCA published for comment a proposal to require the LIBOR administrator to publish one-month, three-month and six-month USD LIBOR settings under synthetic methodology until September 2024, which were formerly deemed to cease on June 30, 2023. Similarly, the LIBOR administrator was required to publish three-month GBP LIBOR setting under synthetic methodology until March 2024. On April 03, 2023 the FCA decided to require LIBOR’s administrator to continue the publication of one-month, three-month and six-month US dollar LIBOR settings until September 30, 2024, using a “synthetic” methodology while maintaining March 31, 2024 as the deadline for the publication of three-month GBP LIBOR setting under synthetic methodology. The LIBOR reform and other similar changes may result in various risks for the financial and banking business, including but not limited to: (i) risk management, financial and accounting risks arising from market risk models and from valuation, hedging, discontinuation and recognition of financial instruments linked to benchmark rates; (ii) pricing risks arising from how changes to benchmark indices could impact pricing mechanisms on some instruments; (iii) communication risks arising from misunderstandings with customers or counterparties; (iv) the possibility that a limited number of transactions do not contemplate a LIBOR fallback provision; and (v) the necessity of adapting current IT systems, trading platforms, financial reporting infrastructure and clearing processes, among others.

The implementation of alternative benchmark rates for USD, GBP, EUR, CHF and JPY LIBOR is still in progress. However, starting January 1, 2022 we (and most of banks) have moved from LIBOR to the Secured Overnight Funding Rate (or “SOFR”) for newly originated transactions, which is the secured overnight financing rate published by the Federal Reserve Bank of New York on its website and is deemed to be an appropriate replacement for LIBOR. However, the LIBOR transition could have an adverse effect on our business, results of operations or financial condition if we are unable to agree on an alternative benchmark, like SOFR, with customers and financial counterparties holding contracts formerly based on LIBOR, since the publication of SOFR began on April 3, 2018 and therefore has a limited history. In addition, the future performance of SOFR cannot be predicted based on the limited historical performance. Prior observed patterns, if any, in the behavior of market variables and their relation to SOFR, such as correlations, may also change in the future. While some pre-publication historical data have been released by the Federal Reserve Bank of New York, such analysis inherently involves assumptions, estimates and approximations. The future performance of SOFR and other alternative benchmarks, is currently impossible to predict and therefore no future performance of alternatives benchmarks may be inferred from historical simulations or historical performance. Furthermore, we may face a risk of litigation, disputes or other actions from clients, counterparties, customers, investors or others regarding the interpretation or enforcement of related provisions or if we fail to appropriately communicate the effect that the transition to alternative benchmark rates will have on existing and future products. Although we are in process of adapting our valuation processes, IT infrastructure and pricing systems as new information arises, we can neither assure you nor calculate the impact this could have on our business and results of operations, if any.

Moreover, the transition presents challenges related to contractual mechanisms of existing contracts that reference USD LIBOR and are governed by non-U.S. law or reference the USD LIBOR Ice Swap Rate. Certain of these legacy instruments and contracts are not covered by any legislative solution and do not provide for fallbacks to alternative reference rates, which makes it unclear what the applicable future replacement benchmark rates and associated payments might be after the current benchmark’s cessation. We may be unable to amend certain instruments and contracts due to an inability to obtain sufficient levels of consent from counterparties or security holders. Although this will depend on the precise contractual terms of the instrument, such consent requirements are often conditions of securities, such as floating rate notes. The Financial Conduct Authority (FCA), a U.K. regulator, has proposed that one-, three- and six-month USD LIBOR be published on a synthetic basis, which would only be available through September 2024.

As of December 31, 2022, we had on-balance and off-balance contracts that used LIBOR as a benchmark. Most of them have interests paid in LIBOR or are valued by using LIBOR as the prevailing discount rate, including derivatives, loans and master agreements, such as ISDA contracts. As of December 31, 2022, our on-balance assets based on LIBOR amounted to approximately U.S.$615 million and our liabilities based on LIBOR amounted to approximately U.S.$423 million. In the case of assets, as of December 31, 2022, approximately 1.0% was due to expire before June 30, 2023, while the remaining 99.0% was due to expire after June 30, 2023. As of the same date, in terms of liabilities, 24.4% is expiring before June 30, 2023 and 75.6% after that date. Most of the assets are associated with commercial credits and trade finance loans linked to LIBOR granted to local customers. In terms of liabilities, most of them relate to financing for trade finance loans and, to a lesser extent, financial obligations. As of December 31, 2022, off-balance sheet arrangements based on LIBOR represented a net liability exposure of approximately U.S.$422 million, of which approximately a net asset exposure of approximately U.S.$97 million is due to expire before June 30, 2023 and a net liability exposure of approximately U.S.$519 million after that date.

During 2022 most of our foreign counterparties and us moved from LIBOR to SOFR, particularly for derivative contracts set under ISDA agreements since they consider fallback clauses that allow rate switching. We continue to deploy an action plan that includes:

(i)	the identification of our main exposures and risks related to the LIBOR transition, which we completed in 2022,

(ii)	the development of new products linked to the new reference rate,

(iii)	the revision of current contracts and renegotiation with some of our customers,

(iv)	the construction of new yield curves based on SOFR in order to address and value new derivative transactions,

(v)	the enhancement of our front and back office platforms to successfully address the full implementation of the new reference rate to migrate all former operations based on LIBOR, and

(vi)	the closing of newly originated on-balance and off-balance operations by using SOFR or comparable benchmarks in case of local counterparties or using local rates as part of the transaction.

As of the date of this annual report, according to our estimates, fully switching from LIBOR to SOFR (or other alternative benchmarks) is not expected to have a material impact on our results of operations. However, we cannot assure you that any other reforms and changes, any establishment of alternative reference rates or any other reforms to these reference rates that may be enacted will not have a material impact on our results of operations in the future.

Market turmoil could result in material negative adjustments to the fair value of our financial assets, which could translate into a material effect on our results or financial condition.

Over the last decade worldwide financial markets have been subject to stress coming from diverse fronts that has resulted in sharp temporary changes in interest rates and credit spreads, including those related to the effects of the COVID-19 pandemic and, more recently, to the impact of geopolitical issues arising in eastern Europe, all of which have also affected the Chilean financial market. We have material exposures to debt securities issued by the Chilean Government and the Chilean Central Bank and other fixed-income investments in securities issued by local and foreign issuers. Most of these are booked at fair value with direct impact on our income statement or through other comprehensive income, while a remaining minor portion is measured at amortized cost. Therefore, these positions expose us to potential negative fair value adjustments in the short or medium term and to impairments in the long term, due to dramatic and unexpected changes in short- or long-term local and foreign interest rates and credit spreads. Market turmoil generated by the recent bank failures in the United States, and the emergency sale of Credit Suisse, are two such examples of the exposure that we have to international financial events. Any of these factors could have a material adverse effect on our results of operations and financial condition.

In 2022, the Chilean financial market was characterized by an inverted yield curve, whereby nominal shorter term interest rates rose above nominal longer term interest rates, which was the consequence of a number of factors including, but not limited to: (i) a tighter monetary policy deployed by the Central Bank in an effort to control inflation, evidenced by the increase of the monetary policy rate seven times between December 2021 and December 2022 from 4.00% to 11.25%, (ii) the gradual removal of temporary factors that boosted GDP growth, particularly private consumption, during 2021, (iii) the expectation that inflation would take longer than the time period suggested by the Central Bank’s forecast to return to normalized levels, (iv) political uncertainty associated with both the constitutional referendum held on September 4, 2022 and the speed of implementation and depth of the reforms proposed by the administration that took office in March 2022 in many economic fields, and (v) initiatives that have arisen from time to time in Congress with the aim of approving new pension funds withdrawals. All of these factors resulted in significant increases for nominal and real interest rates, particularly for shorter terms. For instance, the average interest rates paid by Chilean banks on 90 to 360 day deposits increased from 5.06% in December 2021 to 11.12% in December 2022. Longer terms interest rates, instead, showed a mixed trend during the year by increasing steadily during the first three quarters while decreasing sharply in the fourth quarter after the constitutional referendum failed, and after inflation began to show moderate signs of easing, Thus, whereas average annual interest rates of the Central Bank’s ten-year Chilean peso denominated bonds increased from 4.36% in 2021 to 6.26% in 2022, the rates paid by the same instrument decreased slightly from 5.69% in December 2021 to 5.34% in December 2022. Likewise, the path taken by the Chilean Central Bank, similarly to most central banks worldwide, was to begin by implementing tightening cycles in order to control inflation. As an example, the Federal Reserve of the United States increased the reference rate from 0.25% in December 2021 to 4.5% in December 2022, while the European Central Bank took the monetary policy interest rate from -0.5% in December 2021 to 2.0% in December 2022. Similarly, rates of U.S. ten-year bonds increased from 1.51% in December 2021 to 3.88% in December 2022. All of these factors negatively impacted the market value of financial assets for the entire industry and us, including both financial instruments measured at fair value with direct impact on the income statement and those measured at fair value through other comprehensive income.

As of December 31, 2022, our fixed-income portfolio was composed of securities measured at fair value through profit and loss statement (including debt securities and other trading positions) amounting to Ch$3,691,070 million (approximately U.S.$ 4,341 million), financial instruments measured at fair value through other comprehensive income amounting to Ch$3,967,392 million (approximately U.S.$ 4,666 million), and financial instruments measured at amortized cost (so not affected by changes in market factors in terms of fair value adjustments) for an amount of Ch$902,355 million (approximately U.S.$1,061 million), which are mostly concentrated in bonds and notes issued by the Central Bank and the Chilean Government. Likewise, as of the same date we maintained asset and liability balances in trading and hedge accounting derivatives measured at fair value of Ch$2,987,783 million (approximately U.S.$3,514 million) and Ch$3,324,485 million (approximately U.S.$3,910 million), respectively.

The approval of an additional pension fund withdrawal, increased uncertainty regarding economic and social reforms to be implemented by Chile’s new administration, escalation or the persistence of armed conflicts in eastern Europe including the involvement of additional countries leading to a global conflict, market turmoil associated with the failure of two U.S. banks and the forced sale of Credit Suisse and internal or external forces sustaining persistent inflation, among other factors, could cause further increases in short- and long-term local interest rates, which could have additional impacts on the market value of our fixed-income portfolio measured at fair value.

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

In addition, given recent changes in the way we provide services to our customers, which have resulted in a wide array of digital solutions ranging from refurbished websites to improved mobile applications for smartphones and tables, we are increasingly dependent on the stability of on-site servers, remote servers or cloud servers in order to provide timely and high standard services. Disruptions or interruption in connectivity could lead to a deterioration in our service quality indicators and, more specifically, customers’ complaints or legal actions. Although we strive to continually improve the stability our remote services, we cannot assure you that specific events that could affect our results of operations, financial conditions or the value of our shares and ADSs, will not take place in the future.

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

In the aftermath of a cyber-attack we suffered in 2018, we have continued to take steps to enhance our data security and IT infrastructure and have consistently enhanced our cybersecurity protocols, infrastructure and access-control to our networks, while simultaneously improving our capabilities on detection and management of high-risk threats. As a result, we were able to timely detect and block phishing attempts targeting clients and non-clients. In 2020, most of our staff operated remotely, which accelerated our digital transformation and posed a great cybersecurity challenge for us. In response, we reinforced cybersecurity measures by implementing new protocols and tools. In 2021, our efforts were oriented to bolster the cybersecurity culture across the corporation by focusing on three main initiatives: (i) a corporate program to share the best practices to face cybersecurity threats, (ii) improved cybersecurity guidelines for selection of providers, and (iii) the enhancement of information channels by which cybersecurity threats are reported internally. During 2022, we made advances in cybersecurity standards for both our datacenters and the clouds used by the bank in order to secure the migration process of date to the could. Likewise, we implemented a new unit of Advanced Analytics & Data Science, which is in charge of keep the bank updated with the last information regarding cybersecurity intelligence. In addition, during 2022 we did not receive or identified any complaints in relation to customers’ data leaks associated with cybersecurity events.

Notwithstanding such efforts to address cybersecurity matters, although we have not experienced any material losses in this matter and are currently performing our best efforts to prevent them, we cannot assure you that we will not suffer additional losses in the future related to these kinds of events.

The occurrence of any cyber-attack or information security breach could result in material adverse consequences to us, including damage to our reputation and the loss of customers. We could also face litigation or additional regulatory scrutiny. Litigation or regulatory actions in turn could lead to significant liability or other sanctions, including fines and penalties or reimbursement of customers adversely affected by this security breach. As mentioned above, successful attacks or systems failures at our bank or at other financial institutions could lead to a general loss of customer confidence in financial institutions, including us. In addition, we depend on a variety of internet-based data processing, communication, and information exchange platforms and networks. We cannot assure you that all of our systems are entirely free from vulnerability. Additionally, we enter into contracts with several third parties to provide our customers with data processing and communication services. Therefore, if information security is breached, or if one of our employees or external service providers’ breaches compliance procedures, information could be lost or misappropriated, which may affect our results of operations, damage others or result in potential litigation. Further, in light of the high volume of transactions we process, the large number of our clients, partners and counterparties, the increasing sophistication of malicious actors, and our remote work environment in response to the COVID-19 pandemic, a cyber-attack could occur and persist for an extended period of time without detection. We expect that any investigation of a cyber-attack would take substantial amounts of time, and that there may be extensive delays before we obtain full and reliable information. Although we have substantially increased measures to address cybersecurity during the last years and, with the help of service providers, intend to continuously implement security technology devices and establish operational procedures to prevent such damage, we cannot assure you that these security measures will be successful.

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

In 2021, the Chilean economy showed a strong recovery, given both the low comparison base during same period in 2020, as well as a significant rebound in private consumption and, to a lesser extent, in private investment. According to figures reported by the Central Bank, GDP recorded an expansion of 11.7% in 2021 as compared to 2020, primarily driven by household spending, which increased 20.8% as a result of the extraordinary support measures for individuals that began in 2020, such as direct money transfers from the Chilean Government and an additional withdrawal from pension funds approved by the congress that positively impacted individuals’ disposable income. Furthermore, most of the mobility restrictions present in 2020 were gradually lifted in 2021, as a significant part of the population became fully vaccinated and contagion rates decreased steadily, which supported the reactivation of diverse industries, particularly those associated with retail, mass consumption and services. In terms of private investment in infrastructure, machinery and equipment, overall capital expenditures grew 15.7% in 2021 as compared 2020, while government spending expanded 13.8% within the same period, fostered by increasing social demands from the Chilean population and efforts to deal with the lingering effects of the COVID-19 pandemic. Furthermore, the dynamics that boosted household consumption and, to a lesser extent, investment, together with constrained inventories, led the Chilean balance of trade (defined as exports minus imports) to become negative in the year ended December 31, 2021, as reported by the Central Bank.

In 2022 the Chilean economy followed similar trends when compared to the global economy, characterized by a moderation in GDP growth, higher inflation and fiscal and monetary policy adjustments. According to statistics published by the Central Bank, the Chilean economy grew 2.4% in 2022 as compared to the 11.7% recorded in 2021, as a result of a slowdown in all GDP items as reflected by an annual growth of 2.9% in private consumption due to a sharp decline in the liquidity surplus held bu individuals, an annual expansion of 2.8% in private investment fostered by the uncertainty surrounding the economic and political outlook and an increase of 4.1% in fiscal spending due to the end of expenses related to COVID-19. Despite the lower GDP growth, inflation rose significantly during 2022, as depicted by an annual increase of 12.8% in the CPI, which is the highest level in three decades while being significantly above the monetary policy target of 3.0% defined by the Central Bank. Soaring inflation was the consequence of many factors including increased prices of volatile components of the CPI basket, as well as the depreciation of the exchange rate during most of the year, which translated into a 15.9% annual increase in the tradable goods index and a 9.0% increase in the non-tradable goods index. Core inflation, which excludes food and energy prices, rose 8.6% in 2022. The inflation increase was crucial for the Central Bank to deploy an aggressive monetary policy adjustment by raising the reference interest rate from 4.00% in December 2021 to 11.25% in December 2022. Although the Chilean Central Bank has mentioned that inflation should begin to converge to levels of around 3.6% by December 2023, there are various external factors that could keep inflation above the Central Bank’s target range, such as additional disruptions to the global supply chain due to the effects of geopolitical conflicts, increases in global energy prices and further depreciation of the Chilean peso, which should translate into higher prices for imported goods in Chile.

Although the effects of the COVID-19 pandemic on the local economy and most relevant economies worldwide, such as China, the United States and main European countries, have mostly subsided or significantly improved and the worldwide vaccination process is in progress, it is not clear that new infection waves will not arise, given the appearance of continued or new virus mutations. As such, we cannot assure you that the dynamics displayed by the Chilean economy in 2022 will remain or that the economic growth of Chile’s key international partners will improve or return to pre-COVID-19 levels. Likewise, social developments prompted by new variant strains of the COVID-19 pandemic, the economic downturn expected for 2023 or the new constitutional process in progress, could also lead the Chilean economy to severely decelerate, stagnate or even fall into recession, which could have a subsequent adverse effect on our business growth and the business growth of the Chilean banking industry in general.

Additionally, social and political developments occurring in Chile could affect both consumer confidence and business sentiment, which may in turn result in lowered demand for loans and banking services. For example, the rejection of the constitution draft in September 2022 and uncertainty around the new process could exacerbate economic deterioration, which together with increasing interest rates, higher inflation and the current economic slowdown could affect our cost of funds, margins, results of operations, business volumes and financial condition.

Therefore, we cannot assure you that the local economy will grow in the coming years, as it has in the past, or that developments affecting the Chilean economy and the local banking industry will not materially affect our business, financial condition or results of operations. For more information, see “Item 5. Operating and Financial Review and Prospects—Operating Results—Impact of COVID-19 in 2022,” “Item 3. Key Information—Risk Factors—COVID-19 or any other pandemic disease and health events will affect both the global and the Chilean economy, our business or results of operations and could affect our financial condition” and “Item 5. Operating and Financial Review and Prospects—Trend Information—Impact of COVID-19 in 2022.”

Any downgrade in Chile’s or our credit rating could increase our cost of funding, affecting our interest margins, results of operations and profitability.

Our current credit ratings determine the cost and the terms upon which we are able to obtain funding in the ordinary course of business. Rating agencies regularly evaluate us by considering diverse factors, including our financial strength, the business environment and the economic backdrop in which we operate. Thus, methodologies used by rating agencies evaluate Chile’s sovereign debt ratings when determining our ratings. In addition, from time to time, rating agencies review and revise their methodologies, which in some cases could result in adjustments to Chile’s sovereign debt prevailing credit ratings or those of our debt. On March 24, 2021, Standard & Poor’s Ratings Service (“S&P”) downgraded Chile’s sovereign credit rating from A+ to A while modifying the credit outlook from negative to stable. The credit action taken by S&P was founded in the expected negative effects due to the COVID-19 pandemic and the effects of increasing social pressures that may lead the prevailing government to incur further social expenses and increase Chile’s current fiscal deficit in the long-run. Given the credit action taken by S&P on Chile’s sovereign credit rating, S&P also downgraded four local banks (excluding us) by one notch, while maintaining the negative outlook for the whole banking industry (including us), with the exception of Banco Estado (a state-owned bank) that received a stable outlook. In June 2021, S&P improved the outlook for two banks from negative to stable, excluding us. Moreover, on September 15, 2022 Moody’s downgraded Chile’s sovereign credit rating from A1 to A2. As a consequence, on September 20, 2022, Moody’s downgraded the credit rating of three local banks (including us) by one notch from A1 to A2, though improving our intrinsic (BCA) rating from baa1to a3. While Chile’s current long-term debt credit ratings remain investment grade, these credit ratings may deteriorate further and adversely affect our credit rating.

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

Due to: (i) the volatility in the financial markets and concerns about the soundness of developed and emerging economies, (ii) the still unpredictable impacts or lagging effects of the COVID-19 pandemic on the global and the local economies, (iii) potential changes to be introduced in the fiscal policy or long-term government spending by the current or future government administrations in Chile, (iv) further social demands leading to increasing fiscal spending, (v) deterioration in Chile’s terms of trade following the evolution of energy and commodity prices, (vi) reforms to be proposed or introduced by the current administration to modify the characteristics of the current economic and financial system, and (vii) the effects that current or potential geopolitical conflicts may have on the local economy, we cannot assure you that rating agencies will maintain our and Chile’s sovereign debt current ratings and outlooks.

Changes in tax law could adversely affect our net income and could also result in higher taxes on distributions to our foreign shareholders.

In recent years, there have been various changes in, and attempts to modify, the Chilean tax regime. At the end of 2021, the Government submitted two bills to the Congress. The first one established a minimum pension for lower income pensioners while the other one proposes to reduce or eliminate tax exemptions in order to finance the former. The latter bill, which was enacted in February 2022 as Law No. 21,420, reduces or eliminates several tax exemptions including the following measures: (i) the taxation of any type of service with VAT unless expressively exempted, starting on January 1, 2023, (ii) the establishment of the same treatment for financial and tax purposes for financial leasing agreements entered into on or after January 1, 2023, which was reversed in February 2023 under Law No. 21,540 (so in practice did not go into effect), (iii) a single tax of 10% on capital gains produced by the sale of actively traded stocks for sales performed on or after September 1, 2022, which will not apply to local or foreign institutional investors, including us, (iv) an inheritance tax on profits from life insurance contracts agreed on or after February 4, 2022, (v) an increase in the wealth tax on real estate from 0.275% to 0.425% starting January 1, 2023, (vi) the elimination of the special VAT credit for construction companies targeting middle income homes starting January 1, 2025, (vii) the establishment of a 2.0% annual tax on luxury goods such as airplanes, helicopters, yachts and luxury vehicles, (viii) the reduction of tax benefits on middle income housing, namely, DFL No. 2 of 1959, by limiting the benefit to individuals only and for a maximum of two homes, regardless of the purchase date, starting January 1, 2023, (ix) the elimination of the tax credit on the purchase of fixed assets for large companies and (x) the increase of mining patents’ value.

These changes could have a negative effect on the Bank as well as a negative effect on our clients and by extension on our business with those clients. The changes in the VAT applicable to services and the increase in the rate of wealth tax on real estate, may result in higher operating expenses for the Bank since VAT will be levied on services that were formerly exempt from that tax and we may not be able to totally offset the VAT credit generated with VAT applying to our services. Similarly, taxes on real estate could result in higher rental cost associated with our nationwide branch network and headquarters as lessors may increase costs. Likewise, changes in tax benefits associated with the real estate and construction industries have lead to deceleration in demand for loans from individuals and companies for such purposes. In regards to the 10% tax applied to capital gains produced by the sale of actively traded stocks, this could negatively impact us in the future by means of: (i) a decrease in fee income from stock trading carried out by our securities brokerage or mutual funds subsidiaries, (ii) lower traded volume of our shares in Chile, (iii) taxes to be paid on our income by sales of own equity portfolio managed by our securities brokerage subsidiary, which is deemed to be an institutional investor, and (iv) higher taxes to be paid by investors who hold shares issued by us, among other factors. Nonetheless, as of the date of this annual report and based on information currently available to us, we do not foresee a material impact on our results of operations resulting from these initiatives.

The current administration announced several reforms to our tax regime, which resulted in the submission of a tax bill to the Congress in July 2022. This bill was intended to increase tax collection in order to finance various social initiatives including minimum guaranteed pensions, improve social programs benefiting lower income population, among other public policies. However, the bill was rejected by the Lower House on March 8, 2023 in the initial legislative procedure. As of the date of this Annual Report, the Ministry of Finance is negotiating a wide range tax agreement with diverse political forces in order to design a new tax reform to be presented to the Congress. Accordingly, we cannot rule out that a new tax reform may eventually be enacted, and as such,impact the Chilean economy and the business outlook, the banking business, our results of operations and the taxes paid by us or our local and foreign shareholders in the future.

Climate change presents various financial and non-financial risks to us and our customers that are not directly observable and, therefore, are difficult to mitigate in advance.

Climate change presents various financial and non-financial risks to us, our customers and clients. It poses both immediate and long-term risks, which are expected to increase over time. Climate risks may be of two types: (i) physical risks (related to the direct physical effects of climate change), and (ii) transition risks (related to regulatory, market, technological, stakeholder and legal changes from a transition to a low-carbon economy).

Physical risks from climate change include acute risks, such as more intense storms and floods, as well as consequences of chronic changes in climate, like rising sea levels, prolonged droughts and systemic changes to geographies and any other resulting in population migration. Such physical risks could have adverse financial, operational and other impacts on us, both directly on our business and operations, and indirectly as a result of impacts to our customers, suppliers and other counterparties. These impacts may include destruction, damage or impairment of properties, infrastructure and other assets, business continuity breaches, massive staff absence, disruptions to supply chains, reduced availability of goods or increase in the cost of insurance. Physical risks can also impact the credit risk of our loan or investment portfolio due to damage of customers’ assets pledged as collateral to us or derive in increased liquidity risk if physical destruction produces liquidity shortage in capital markets due to disruptions in communication networks, among other sources of financial risks.

Transition risks may arise from changes in regulations or market preferences toward low-carbon industries or sectors, which in turn could have negative impacts on asset valuation, our results of operations or our customers’ reputation that may negatively affect their financial condition and payment capacity. Failure to adequately recognize transition risks in developing and executing our business strategy could lead to market share loss, decreased revenues and higher expected credit losses and increased cost of funds. Moreover, banking regulators and others are increasingly focusing on the issue of climate risk at financial institutions, both directly and in relation with their customers. Legislative and regulatory changes and uncertainties regarding climate-related risk management and disclosures are likely to result in higher regulatory, compliance, reputational and other risks and costs for us.

Even as some regulators seek to require disclosure of climate-related information, our ability to comply with such requirements and conduct more robust climate-related risk analyses may be hampered by lack of information and reliable data. Data on climate-related risks is still limited in availability, often based on unverified figures or sources, collected and reported on a lag, and variable in quality. Likewise, since modeling capabilities to analyze climate-related risks and their impacts to financial institutions are in first stages of development, and to date those tools are still under continuing improvement and revision, the severity of the impacts of the climate change on banking business may not be predictable and, therefore, may challenge the effectiveness of our risk management strategies to mitigate our climate risk exposure. Thus, our failure to detect the aforementioned conditions or to identify other risks related to climate change, could materially affect our financial condition, business and results of operations.

Currency fluctuations could adversely affect our results of operations, the value of our ADSs and any distributions on the ADSs.

The Chilean Government’s economic policies and any future changes in the value of the Chilean peso with respect to the U.S. dollar could affect the dollar value of our common stock and our ADSs. Given the floating exchange rate regime that exists in Chile, the Chilean peso has been subject to large fluctuations in the past and this trend could occur again in the future. According to information published by the Central Bank (“Dólar Observado”, which differs from exchange rate of accounting representation or market exchange rate), between December 31, 2021 and December 31, 2022, the value of the U.S. dollar relative to the Chilean peso increased by approximately 1.1%, as compared to the increase of 19.5% recorded in the period from December 31, 2020 to December 31, 2021. Chilean trading in the shares underlying our ADSs is conducted in Chilean pesos. Cash dividends associated with our shares of common stock are received in Chilean pesos by the depositary, which then converts such amounts to U.S. dollars at the then-prevailing exchange rate for making payments in respect of our ADSs. If the value of the U.S. dollar increases relative to the Chilean peso, the dollar value of our ADSs, and any distributions to be received from the depositary, will decrease. In addition, the depositary will incur customary currency conversion costs (to be borne by the holders of our ADSs) in connection with the conversion and subsequent distribution of dividends or other payments. For more information, see “Item 10. Additional Information—Exchange Controls.”

Since we manage assets and liabilities denominated in foreign currency, our results of operations may be affected by fluctuations in the exchange rates between the Chilean peso and the U.S. dollar, or the Chilean peso in relation to other currencies, despite our policy and Chilean regulations related to the general avoidance of material exchange rate mismatches. In order to reduce the effect of exchange rate mismatches, we enter into foreign exchange derivative transactions, including both hedge accounting derivatives and trading derivatives not classified as hedge accounting, that hedge most of our exposure to foreign currency. As of December 31, 2022, our foreign currency-denominated liabilities and Chilean peso-denominated liabilities, which contain repayment terms linked to changes in foreign currency exchange rates, exceeded our foreign currency-denominated assets and Chilean peso denominated assets, which contain repayment terms linked to changes in foreign currency exchange rates, by an amount of Ch$5,861 million (amounting to approximately U.S.$6.9 million as of December 31, 2022), or 0.16% of our paid-in capital and reserves.

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

Our business growth, asset quality and profitability may be affected by political, legal and economic uncertainty, as well as social developments in Chile.

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

In response to the social unrest, the Chilean Government announced a social agenda intended to increase basic pensions, expand social health coverage, and reduce and stabilize tariffs for some public services. To fund these initiatives, the Chilean Government and the opposition agreed on amendments to certain tax legislation that was passed by the Chilean Congress and enacted on January 29, 2020. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Income Tax and Item 10. Additional Information—Taxation—Chilean Tax Considerations”. The long-term effects of the social unrest are difficult to predict, but could include slower economic growth and higher unemployment rates, which could adversely affect our profitability and prospects. For example, an increase in the unemployment rate beyond what we predicted, or for a longer period than predicted, could diminish demand for loans and decrease our customers’ payment capacity to repay loans, increasing expected credit losses. In addition, in recent years we have seen a surge in certain violent crimes and insecurity in Chile, some of them related to drug trafficking, which have raised concerns among the population and the Chilean Government. Accordingly, the Congress has approved new legal bodies and the current administration is deploying focused plans aimed at reinforcing public security. Although public disorder due to events occurred in October 2019 have consistently declined, we cannot assure you that the social unrest will not reappear in Chile or violent crimes and insecurity will not increase in the future and, therefore, we can offer no assurance that it will not have a negative impact on economic growth, the overall Chilean business environment and our results of operations and financial condition.

Another measure agreed by the government and the Congress to tackle the political crisis initiated in 2019 was a process to draft a new constitution to replace the current one dating from 1980. The entity in charge of the drafting and proposal of the project of new constitution was composed by 155 members elected through national elections. The entire process lasted approximately two years and the project of new constitution drafted by this entity was ultimately rejected by a relevant majority of 61.86% of the Chilean voters in a national referendum held in September 4, 2022. Following this outcome, the Chilean congress agreed to start over a constitutional process by setting certain basic principles and standards that the new constitution must incorporate and defining a new constitutional process, which will be carried out through the interaction of two constitutional bodies: (i) a Commission of Experts composed of 24 members elected by the Congress and (ii) a Constitutional Council composed of 50 members to be appointed by national elections to be held in May 2023. Further, the process includes another body, the Admissibility Technical Committee composed of 14 expert lawyers appointed by the congress, whose sole purpose is to solve any dispute between the latter bodies, related to provisions that may contravene the basic principles and standards that the new constitution must include. The Commission of Experts was installed on March 6, 2023 and must prepare a preliminary draft of a new constitution that will be proposed to the Constitutional Council. The Commission of Experts will be entitled to participate in the Constitutional Council without voting rights. The Constitutional Council will be in charge of discussing and generating a final draft by approving each provision included in it and the draft as a whole by three fifths vote of its membership in five months after receiving the draft. A national referendum scheduled to be held in December, 2023 must ratify or reject the new constitutional draft. However, it is not known whether the new draft of a constitution, which is issued out of this process, will be approved, we cannot rule out that economic growth and investment in Chile, and consequently our results of operations or financial condition, may be adversely affected in the meantime due to the uncertainty. In the meantime, the current constitution will remain in effect.

Further, there can be no assurance as to the policies and reforms that the current government and the Congress (both elected in December, 2021) may propose or take, while their impact on Chile’s economic and fiscal situation, growth, stability, outlook are still uncertain. Likewise, it not yet possible to predict to the effects that any such policies or reforms may have on our business, financial condition and results of operations.

Reforms to labor laws, the pension system and the health system as well as labor strikes or slowdowns could adversely affect our results of operations.

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

A bill has been under consideration in the Chilean Congress aimed at gradually reducing, over a five-year period, the maximum working hours applicable to employees from 45 to 40 hours per week. This bill has been approved by both the Lower Chamber and the Senate and will be enacted as law soon. Likewise, another bill still under discussion seeks to modify Chilean labor laws by increasing the participation of employees in companies’ profits and the way that this participation is calculated. These laws could translate into higher ongoing labor costs, which could have an adverse effect on our results of operations and future financial condition.

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

In recent years, the Chilean Government presented several bills with the purpose of improving the Chilean pension system. The Government presented a bill to reform the pension system in November, 2022. This bill has yet to be discussed in the Congress. Among other matters, this bill includes the following: (i) an increase of minimum monthly guaranteed pensions from Ch$194,000 (U.S.$228 as of December 31, 2022) to Ch$250,000 (U.S.$294 as of December 31, 2022); (ii) requires the employer to fund an additional 6% contribution to every employee for the purpose of creating a new social insurance plan; (iii) reforms the current private pension funds managers by creating a public entity in charge of managing the pensions that will compete with new private institutions in charge such management; (iii) establishes the exclusive right of the public entity to manage the additional 6% of new social insurance payment; (iv) modifies the system of fees that managers can charge; etc. Given the uncertainty regarding the approval by the Congress of these reforms presented by the Government, or any major changes that may change this bill during its discussion period (if discussed) in the Congress, we are unable to predict what, if any, reform will be enacted or the final content of such pension reform, including whether pension funds will continue to operate under the current regulatory scheme. The potential adverse effect of any such proposed reform on our financial condition and results of operations cannot yet be ascertained. Further, during the discussions between the Chilean Government and the Chilean Congress to reach an agreement on pension schemes, as a result of the COVID-19 pandemic, three consecutive pension fund withdrawals amounting to approximately U.S.$52,643 million and one withdrawal from life annuities (rentas vitalicias) amounting to approximately U.S.$1,100 million have been permitted by the Chilean Congress as of March 31, 2023. In late 2021, a fourth extraordinary withdrawal from the pension funds was rejected by the Senate and in April 2022, two projects pursuing further withdrawals from the pension funds were also rejected by the Chilean Congress. Recently, in April 2023, new bills allowing pension funds withdrawals were introduced in the Chilean Congress and are currently under discussion. As such, we cannot rule out that these bills, or other withdrawals that may be proposed in the future, could be approved.

Uncertainty on the future of the Chilean pension system remains, given that successive government administrations have not been able to reach an agreement with the Chilean Congress on the amount by which pensions to be received by Chilean pensioners are to be increased. We are unable to predict the final content of any pension reform and it is not clear whether pension funds will continue to operate under the current regulatory scheme. Such an occurrence may exacerbate political uncertainty and continued economic volatility. Therefore, we cannot assure you that our labor costs will not increase. Since the pension fund managers usually invest a portion of the funds they manage in certain debt instruments (for instance, bonds and time deposits), including those issued by Chilean banks, including us, if the amount of funds available in the pension fund system continues to decrease due to new withdrawals, the demand for both the long-term fixed-income securities we issue as debt to finance our operations and our shares of common stock will decrease, and we will not be able to raise funds from pension fund managers as in the past. As a result, there could be further restrictions to our access to long-term financing, compelling us to seek alternative funding sources in Chile and abroad, which may bear higher interest rates and include higher transactional costs, and, as a consequence, may have an adverse effect on our net interest margin, results of operations and financial condition in the long-term.

In addition, the Government has announced its intention to introduce changes to the Chilean health system by enhancing the role of the public health providers while severely modifying the role of or potentially removing the private health institutions (also known as ISAPRES) from the Chilean health system. In addition, ISAPRES have experienced financial instability during recent years due to several decisions of the Chilean Supreme Court prohibiting them to raise or adjust prices of health plans offered to private health users. This may result in diverse impacts ranging from a decrease in the quality of services provided to private health users, financial distress of ISAPRES and deteriorated financial condition of private health providers that strongly relies on financing and services provided to ISAPRES’ users. Although we do not have material exposure to the Chilean private health system, we cannot rule out that the credit quality of some of our debtors belonging to that sector, or debtors participating in other sectors, whose activity depends on business with the former, such as real estate, construction, general services, among others, could deteriorate in the future.

COVID-19 or any other pandemic disease and health events will affect both the global and the Chilean economy, our business or results of operations and could affect our financial condition.

Pandemic disease and health events, such as the outbreak of COVID-19, have the potential to negatively impact economic activities in many countries, including Chile, with subsequent adverse effects on our business growth, results of operations or financial condition. Since the worldwide outbreak of COVID-19 in early 2020, countries have responded by taking various measures which have the potential to negatively impact our business, results of operations and financial condition. In addition, concerns related to the evolution of the world economy due to COVID-19 lowered equity market valuations and decreased liquidity in fixed income markets, ultimately resulting in the fall of stock prices (including the price of our stock). Also, since new variant strains of COVID-19 appear from time to time, there continue to be concerns on the mid- and long-term effects they will have on international trade, travel, employee productivity, securities markets, and other economic activities that may continue to have a destabilizing effect on financial markets and economic activity. Although in most countries some of the restrictions listed above have been relaxed, others have had to re-introduce partial or full-scale lockdowns due to new infection waves. Accordingly, the adverse social and economic effects of the pandemic continue to be a threat for economic growth.

In Chile, since the first cases of COVID-19 were detected in March 2020, the Chilean Government has taken diverse measures in order to control its spread. This included, among other measures partial or total lockdowns with varying levels of severity and length. In the fourth quarter of 2020, the process of vaccination helped to decrease contagion and to start lifting lockdowns, a process that continued in 2021. The rate of contagion has since fluctuated as a result of the appearance of new variants. During 2022, however, given the high rate of vaccination, health authorities have not raised new concerns regarding new contagion waves while withdrawing certain sanitary measures like the use of mask. According to the Chilean Ministry of Health, as of December 31, 2022, approximately 91.1%, 89.1%, 81.8% and 60.9% of the total population had received at least one dose, two doses and third and fourth booster doses of the vaccine, respectively. As vaccinations have appeared to be effective in slowing down the spread of COVID-19 and new variant strains, while preventing an increase in the death toll, the Chilean Government has continued to gradually modify the restriction program named “step-by-step”, which has been in effect since March 2020. The new program includes five stages ranging from the restriction scenario (lockdown) to the opening scenario, depending on many factors, including the number of new cases per capita in a specific area, size of vulnerable population and access to health services. As of the date of this annual report, Chile is on an opening scenario in which the use of mask is only compulsory at health services, no mobility pass is required, there are no restrictions of maximum capacity neither in closed nor in opened locations, and massive events like sports, concerts or festivals are not restricted. From a macroeconomic point of view, these measures and the positive advance in the control of the pandemic contributed to the reactivation of some sectors of the Chilean economy in 2022, such as services. This factor helped to mitigate contractions in other economic sectors in 2022 in the context of the slowdown experienced by the Chilean economy after a period of significant growth in 2021, prompted by external and non-recurrent factors. All in all, during 2022 Chile’s GDP increased 2.4%, as a consequence of an important slowdown in household consumption that managed to grow 2.9%, mainly due to reduced liquidity among individuals after a period of high spending motivated by direct money transfers (Emergency Income for the Family or Ingreso Familiar de Emergencia – “IFE”) from the Chilean Government and pension fund withdrawals permitted by the Chilean Congress. Likewise, the fiscal spending that increased 4.1% only due to a decline in financial aid to individuals while private investment grew 2.8%. If the vaccination and spread trends do not continue or reverse, or if new variants appear to be resistant to the currently existing vaccines, the health authority could impose new restrictions, such as country-wide lockdowns, which could result in a shutdown involving the Bank, our subsidiaries and some or all of our customers operations, such that we would be unable to meet the needs of our customers for an unknown period of time, which could adversely affect our results of operations by reducing revenues, decreasing our collection capabilities.

Furthermore, as the COVID-19 pandemic ushered in a historic economic downturn, financial institutions face increased credit risk, strategic risk, operational risk, and compliance risk. The spread of new variants of COVID-19 or the appearance of other kinds of diseases or viruses that threaten to become a pandemic continues to result, from time to time, in increased volatility in both the local and the international financial markets and economic indicators, such as exchange rates, interest rates, credit spreads and commodity prices. Any shocks or unexpected movements in these market factors could result in financial losses associated with our fixed-income trading portfolio, trading derivatives or financial assets measured at fair value through other comprehensive income, which could then cause deterioration of our financial condition or limitations to meet our liabilities. Furthermore, market fears could translate into liquidity constraints and reduced access to funding in both the local and the international markets, negatively affecting our net interest margin and net income. Adverse changes in the economy may also have a negative effect on the ability of our borrowers to make timely repayments of their loans, which could have an adverse impact on our earnings. In order to prepare for the impacts of this environment, the Chilean financial authorities made various decisions in order to ensure liquidity within the Chilean financial system. The Central Bank, for instance, carried out consecutive reductions to the monetary policy rate by lowering the reference rate to 0.5%, level at which it remained from April 2020 to July 2021, when the Central Bank began to withdraw the monetary stimulus in an attempt to control inflation. However, additional decisions made by the Central Bank based on the evolution of the pandemic may affect our results of operations in the future. Lastly, contingency plans in order to address the emergency, including remote working arrangements, implementation of alternative offsite locations and so on, could have a negative impact on us in terms of operating expenses and lowered net income.

In 2022, our results of operations and financial condition reflected the dynamics of the local economy and the banking system after the worst of the pandemic appears to have been overcome and market factors appear to reflect the aftermaths of many aid measures taken by authorities during the pandemic. From the perspective of loan growth, in 2022 we recorded an annual expansion of 7.2%, driven by increases of 17.6% and 10.4% in consumer and residential mortgage loans that permitted to soften a slowdown in commercial loans that managed to grow 3.2%. Growth in residential mortgage and commercial loans was primarily prompted by inflation, since demand for loans declined and offer conditions tightened in the context of economic slowdown. Furthermore, in the case of commercial loans, the end of the Fogape-Reactiva program that was present in 2021 also contributed to the slowdown. Consumer loans, instead, displayed real positive growth (well above inflation) as a result of our efforts to reactivate the product and also due to the decrease observed in the level of liquidity among individuals. From the funding perspective, since short-term interest rates increased sharply in 2022 due to the measures adopted by the Central Bank to combat inflation generated –in part– by boosted consumption in 2021 prompted by aid measures to deal with the economic effects of the COVID-19 pandemic, demand deposits balances recorded a significant decrease of 26.7% in year-end balances, given the higher opportunity cost for depositors of handling funds in non-interest bearing current account in a scenario of high interest rates and high inflation. As a result, financing needs were covered with time deposits that increased 57.1% in year-end balances. Likewise, by the end of the year we decided to raise long-term funding in the local market in anticipation of increased competition in the future when most of banks will need to raise funds in order to pay off the FCIC (Funding Conditional to the Increase in Loans) provided by the Central Bank in the context of the COVID-19 pandemic, which amounted to Ch$4,348,400 million for us and is due to expire in March and July 2024. From the capital adequacy perspective, we continued to maintain a strong equity base in 2022, as reflected by a CET1 ratio that increased from 12.9% to 13.6% and a BIS ratio that increased from 17.2% to 17.9% between December 2021 and December 2022 amid the implementation of the Basel III guidelines in Chile that became effective for purposes of measuring capital and risk-weighted assets in December 2021.

In terms of results, our net income was Ch$1,445,801 million in 2022 as compared to the Ch$1,056,317 million recorded in 2021. The main driver of this change was the significant increase in net interest income as a result of both the positive effect of double-digit inflation on the contribution of the UF net asset exposure we hold in our balance sheet and the positive impact of higher interest rate on the contribution of demand deposits to our funding cost. These effects were partly offset by an increase in expected credit losses due to normalized credit risk indicators that translated into higher probabilities of default and the increment in operating expenses, mainly associated with inflation-indexed costs.

Although economic activity appears to be recovering, because there have been no comparable recent global pandemics that resulted in a similar global impact, we do not yet know the course and, as such, the full extent of the COVID-19 pandemic’s long-term effects on our business, operations, or the global economy as a whole. Any future developments continue to be uncertain, including any further action taken by governmental authorities and other third parties in response to the pandemic. As the economic impact due to the COVID-19 pandemic continues we cannot provide any assurances as to how long it will be before the COVID-19 pandemic’s impact is ultimately contained and economic activity recovers to pre-COVID-19 pandemic levels.

Risks Relating to our American Depositary Shares (“ADSs”)

Our principal shareholders may have interests that differ from those of our other shareholders and their significant share ownership may have an adverse effect on the future market price of our ADSs and shares.

As of April 19, 2023, LQ Inversiones Financieras S.A. (“LQIF”), a holding company beneficially owned by Quiñenco S.A. and Citigroup Chile S.A., holds directly and indirectly approximately 51.15% of the voting rights of our shares. Subject to our bylaws and applicable law, these principal shareholders are in a position to elect a majority of the members of our board of directors and control all matters decided by a shareholder vote, including the approval of fundamental corporate transactions.

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

While our ADSs have been listed on the New York Stock Exchange (the “NYSE”) since the first quarter of 2002, there can be no assurance that an active trading market for our ADSs will be sustained. During 2022, a daily average volume of approximately 154,039 of our American Depositary Receipts (“ADRs”) and a daily average turnover of approximately U.S.$3.0 million were traded on the NYSE, according to data provided by Bloomberg. Although our shares are traded on the Santiago Stock Exchange and the Chilean Electronic Stock Exchange, the Chilean market for our shares in Chile is small and somewhat illiquid. As of April 19, 2023, approximately 48.85% of our outstanding shares were held by shareholders other than our principal shareholders, LQIF.

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

During 2020, the COVID-19 pandemic was a principal source of instability for financial markets. Equity market valuations lowered significantly while liquidity in fixed income markets decreased dramatically, creating significant volatility and disruption in global financial markets, particularly in the early months of the pandemic, resulting in the fall of stock prices (including the price of our stock) and sudden increases in credit spreads. In the case of interest rates, monetary actions taken by many central banks around the world led short-term and long-term rates to historically low levels, in order to promote lending by banks and assure liquidity in the global financial system. These trends began to revert in 2021 as the pandemic seemed to be under control, massive lockdowns were gradually lifted, individuals and companies returned to normal activities and the vaccination process advanced around the globe. Many developed and developing economies recovered significantly from the contraction displayed in 2020, due to both a low comparison base and also due to the positive impact of aggressive monetary and fiscal packages. In 2022, instead, the global economy showed signs of deceleration after a period of significant growth due to external factors. Thus, according to the International Monetary Fund, global GDP is estimated to have expanded 3.4% in 2022, down from the 6.2% recorded in 2021, whereas GDP of developed economies is estimated to have increased 2.7%, down from 5.4% in 2021, mainly explained by the sharp slowdown displayed by the United States and the European Union. Economic growth in developing countries coupled to this trend by expanding 3.9% in 2022 in comparison with the 6.7% increase in 2021, largely pulled by the deceleration occurred in the Chinese economy.

The global economy was marked by three major trends in 2022: (i) the rise in inflation to the highest levels in decades, (ii) the monetary tightening cycle undertaken by several central banks to cope with global rise in inflation, and (iii) geopolitical issues in Easter Europe. Global inflation reached 8.8% in 2022, well above the targets set by central banks, as a consequence of several factors including: (i) fiscal stimulus that translated into government spending implemented during the COVID-19 pandemic, (ii) an increase in liquidity generated by the measures implemented by the Central Banks (such as leading interest rates to lowest levels in decades) to counteract the effects of the pandemic, and (iii) the disruption in the supply chain by the COVID-19 pandemic and subsequently by geopolitical conflicts. In this context, inflation was above the monetary policy target levels of most of the Central Banks in 2022, rising 6.5% in the U.S. and 9.2% in the Eurozone. To face this challenge, several central banks deployed tightening policies. As an example, the US Federal Reserve performed an adjustment cycle in March 2022 by taking the Federal Funds Rate from 0.25% to 4.5% in December 2022. A similar trend took place in the Eurozone, where the monetary tightening process led to an interest rate increase from -0.5% in July 2022 to 2.0% in December 2022. In addition, the geopolitical conflict between Russia and Ukraine has generated a negative impact on global growth while increasing inflationary pressures, mainly via an increase in energy prices. There is consensus that the global economy will experience a below-trend level of growth in 2023 (2.9% according to the International Monetary Fund) while returning to potential growth in 2024. Likewise, the market expectations consider that both the lower economic dynamism and a normalized level of commodity prices (energy and food) could contribute to a reduced rate of inflation while allowing Central Banks to ease monetary policies. Nonetheless, depending on how long the global economy takes to return to average growth and also how persistent are the factors mentioned above, monetary easing policies could be delayed, which could be a source of instability worldwide that may result in lower GDP growth for developed and emerging economies. Furthermore, the impact on global macroeconomic performance may be adversely affected by current turmoil in global banking industry, after the collapse of two U.S. banks and the forced sale of Credit Suisse.

Also, political and social instability in some Latin American countries like Colombia, Venezuela, Ecuador, Argentina and even Chile produced migration issues in more stable countries within the region. Moreover, armed conflicts in the Middle East and Asia, the ongoing tensions between the U.S. and different countries including Iran, China and Russia, the global migration crisis and waves of populism looming in different countries, as well as terrorism, illustrate volatile social and political environments that could harm foreign trade and economic growth for both developed and developing countries. These changes may also generate significant volatility in international markets and commodity prices. More recently, the armed conflict between Russia and Ukraine in eastern Europe, which continues to threaten to become global as other countries continue to provide assistance, is another source of instability that is affecting the global economic environment. As of December 31, 2022, and as of the date of this annual report, we do not have any exposure to customers or financial counterparties either in Ukraine or Russia.

Moreover, the slowdown of the Chinese economy has led to increasing volatility in the financial markets in the past, affecting international commodity prices, including copper, which is Chile’s main export. For example, during the first months of the COVID-19 pandemic, there was a slowdown in the Chinese economy due to the quarantine ordered by Chinese authorities in the most affected regions of the country. Due to the importance of copper exports and overall mining activity to Chilean economic growth, a prolonged slowdown in the Chinese economy, a Chinese-U.S. trade war or other developments may drive copper prices down and adversely affect the Chilean economy, and consequently negatively affect us.

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

We are a full-service financial institution that provides, directly and indirectly through our subsidiaries, a wide variety of lending and non-lending products and services to all segments of the Chilean financial market, providing our customers with powerful, differentiated and comprehensive value offerings. In addition to our traditional banking operations, our subsidiaries and affiliates permit us to offer a variety of non-banking but specialized financial services including securities brokerage, mutual funds management, investment banking, insurance brokerage and collection services.

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

According to the CMF, under Chilean GAAP, as of December 31, 2022, we ranked first in the Chilean banking industry in terms of net income attributable to equity holders with a market share of 26.1%. As of the same date and excluding operations of subsidiaries abroad, we were the second largest bank in Chile in terms of total loans with a market share of 16.3%, the largest provider of commercial loans with a market share of 16.6%, the second largest provider of consumer loans with a market share of 18.0% and the third largest private sector bank in terms of residential mortgage loans with a market share of 15.2%. As for liabilities, excluding operations of subsidiaries abroad, we were the second largest private bank in Chile in terms of current accounts and demand deposit balances (net of clearance) with a market share of 19.8% and, more importantly, we ranked first in current account balances held by individuals with a market share of 23.9%, both as reported by the CMF and as of December 31, 2022. Lastly, according to the Chilean Association of Mutual Funds, as of December 31, 2022, we were the largest provider of mutual funds management services in Chile with a market share of 22.2%.

As of December 31, 2022, we had:

●	total assets of Ch$55,108,854 million (approximately U.S.$ 64,818.7 million);

●	total loans of Ch$36,726,297 million (approximately U.S.$ 43,197.2 million), before deducting allowances for loan losses;

●	total deposits of Ch$27,951,142 million (approximately U.S.$ 32,876.0 million), of which Ch$13,592,155 million (approximately U.S.$ 15,987.0 million) correspond to current account and demand deposits;

●	equity (including net income, non-controlling interest and provisions for minimum dividends) of Ch$5,431,435 million (approximately U.S.$ 6,388.4 million);

●	net income of Ch$1,445,801 million (approximately U.S.$ 1,700.5 million); and

●	market capitalization of approximately Ch$8,889,503 million (approximately U.S.$ 10,455.8 million).

As of December 31, 2022, we had 12,550 employees and delivered financial products and services through a nationwide distribution network of 266 branches and 1,696 ATMs. Our ATMs are part of a larger network of 7,438 ATMs operating in Chile, of which 4,699 ATMs operate under a network managed by Redbanc S.A., a company we partly own along with eight other private sector banks.

History

We were founded in 1893 as a result of the merger of Banco Nacional de Chile, Banco Agrícola and Banco de Valparaíso, which created the largest private sector bank in Chile. We have played an important role in the economic history of Chile. Before the creation of the Central Bank in 1926 and prior to the enactment of the General Banking Act, we were the main stabilization agent of the Chilean banking system, a role that is now performed by the Central Bank. Beginning in the early 1970s, the Chilean Government assumed control of a majority of Chilean banks, and all but one of the foreign banks that were operating at that time closed their branches and offices within the country. Throughout this era, we remained as a private sector bank, with the exception of a portion of our shares owned by the Chilean Government that were sold to private investors in 1975. Throughout our history we have developed a well-recognized brand name in Chile and expanded our operations in foreign markets, where we developed an extensive network of correspondent banks. In 1987 and 1988, we established four subsidiaries to provide a full range of specialized financial products and services as permitted by the General Banking Act. In 1999, we widened our scope of specialized financial services by creating our insurance brokerage and factoring subsidiaries. During the early 2000s, the Chilean banking industry witnessed intense merger and acquisition activity. In 2002, we merged with Banco de A. Edwards, which allowed us to expand our business to new customer segments. In 2008, we merged our operations with Citibank Chile. As a result of these consolidations, we currently operate a distribution network that is composed of two brand names, namely, “Banco de Chile” (which operates throughout Chile) and “Banco Edwards-Citi” (which is primarily oriented to higher income segments).

Throughout 2018, we led the market in terms of net income attributable to equity holders with a 25.3% market share, which translated into an above-average Return-on-Average-Equity (“ROAE”) of 19% (both figures under Chilean GAAP). Thanks to this performance, we were able to earn sufficient income to fully repay the subordinated debt held by SAOS with the Central Bank in April 2019. This was a significant milestone in our history, as we were able to pay off this debt 17 years before the original maturity date. In 2018, our loan book increased 9.7%, thanks to record sales in installment and mortgage loans while also adding a record amount of new current account holders. We also continued to focus on superior customer service, attaining first place in service quality among our peers by posting an average net promoter score of 71.2%, as measured by a syndicated study conducted by Consultores Asociados de Marketing Cadem S.A., or “CADEM”, and an attrition rate of only 6.2%, according to our management information system. Based on these attributes we received the “National Customer Satisfaction Award” and the “Consumer Loyalty Award” in 2018. Aligned with this view, we continued to develop our digital strategy in order to assure stability and efficiency on our diverse platforms while innovating in new products provided online and adding new functionalities to some of our applications (MiBanco, MiPago and MiInversion). Due to these improvements, the number of mobile transactions in our mobile platforms increased to 35.1 million in 2018, which represented an annual increase of 60.8%. Also, thanks to our digital banking strategy we were once again recognized as the “Best Digital and Mobile Bank in Chile” by Global Banking & Finance Review and “Innovative Digital Bank of the year in Chile” by The European Magazine. Cybersecurity was also a central point of attention for us in 2018. After the cyber-attack occurred in May 2018, on which we timely reacted based on solid security protocols, we decided to enhance our organizational structure and IT infrastructure by creating the new Cybersecurity Division, which took various actions in order to promote a cybersecurity culture across the company.

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

In 2020, our main achievements were related to both adapting our operations and processes to the contingencies produced by the COVID-19 pandemic, while being able to successfully overcome the financial challenge posed by the economic crisis caused by the pandemic. In order to continue adapting our operations to the increasing demand for remote settings and faster services from our customers, while still addressing the effects of mobility restrictions and lockdown, during 2020 we emphasized the importance of digital transformation within our organization. First, we enhanced some of our main mobile applications (MiBanco and MiPago) and our online websites for individuals, by optimizing their security protocols while providing better and more organized content to improve the user experience. In addition, one of the most important milestones of the year was the launch of the FAN account, our fully digital onboarding bank account that promotes financial inclusion among all income segments. We believe, this initiative enabled us to strengthen our market-leading position in demand deposits, as reflected by a market stake of 27.1% reached in demand deposit account balances held by individuals as of December 31, 2020 (excluding operations of subsidiaries abroad). As a consequence of these efforts on digital transformation, we were rewarded and recognized as the Innovative Digital Bank of the Year in Chile by The European magazine. Also, during 2020, we continued implementing our new service model for branches, while modernizing them in order to comply with the sanitary restrictions as a result of the COVID-19 pandemic. These actions, coupled with a set of other measures taken in order to guarantee our operational continuity, led us to being recognized as the leading bank in Best Service Quality in 2020 according to Adimark. Moreover, during the course of the year we improved our organizational structure by creating the Productivity and Efficiency Division, which aims to accelerate the implementation of initiatives intended to optimize our operations while identifying new opportunities to improve diverse processes. Likewise, we continued to reinforce our cybersecurity structure by creating three subdivisions in order to better cope with new challenges that digital transformation poses: (i) the Cybersecurity Operations unit, (ii) the Intelligence and Response unit, and (iii) the Detection and Containment unit. Throughout 2020, we also deployed the National Support Plan in order to support our customers that were affected by the COVID-19 pandemic. This initiative enabled customers to reschedule up to six installments of consumer, residential mortgage and commercial loans while reprogramming their credit card debt, as well as a special support program that granted government-guaranteed working capital loans to SMEs and large company clients. As of December 31, 2020, we had granted nearly Ch$1,890,000 million in these secured loans, representing a 6.1% of our total loan portfolio. Also, as of the same date, we had rescheduled approximately Ch$414,155 million of installments of consumer, mortgage and commercial loans. During 2020, our results were undoubtedly affected by a deteriorated economic landscape caused by the COVID-19 pandemic. This context translated into downward trends in local and foreign interest rates, lower transactionality, reduced demand for loans and increasing unemployment, that led to a decline in customer income and a spike in risk expenses. However, due to our prudent risk policies, strict cost control and a proactive management of our Treasury and Money Market Operations business segment, we were able to deal with this challenge by posting a year-end net income attributable to equity holders of Ch$401,630, equivalent to a ROAE of 10.1%. Lastly, due to the establishment of additional allowances and the increase in equity during 2020, we had the strongest Capital Adequacy Ratio among major local banks, posting a year-end 16.0% BIS Ratio.

During 2021, under Chilean GAAP and according to the CMF, we once again led in terms of net income attributable to equity holders by recording a year-end market share of 21.4% within the banking industry, representing a ROAE of 20.16%, which denotes an annual expansion of 71.2% in net income (under Chilean GAAP). Regarding our loan portfolio, as of December 31, 2021, we recorded Ch$34,265,873 million in loan balances under IFRS, reaching a double-digit expansion on an annual basis. Our loan book was mostly influenced by solid annual increases in commercial and residential mortgage loans that grew steadily over the course of the year. While commercial loans continued to be influenced by the state-guaranteed loan program (FOGAPE and FOGAPE Reactiva), residential mortgage loans managed to expand aligned with higher-than-expected inflation and despite the pick-up in long-term interest rates during 2021. As for consumer loans, the contraction experienced by this lending product during 2020 and much of 2021 began steadily reversing over the last months of 2021 by gradually approaching pre-pandemic loan balances. Furthermore, in 2021, in regard to our digital transformation strategy, we continued to enhance the value offering behind the FAN Account, our full digital onboarding account, by implementing new services, such as: (i) a new customer service channel with a chatbot called FANi, (ii) full access to digital Banco de Chile’s ecosystem and (iii) cardless cash withdrawal. Thanks to these efforts, we managed to attract nearly 581,000 new clients during 2021, which were added to approximately 115,000 new current account holders, resulting in a year-end increase of 22.3% in current accounts and demand deposits and a market-leading share of 21.6% (according to the CMF). In addition, in December 2021, the phase-in period for implementation of the Basel III framework became effective in Chile, which includes new regulations in connection with regulatory capital and credit, market and operational risk-weighted assets. Our proactive approach to Basel III implementation has allowed us to remain as the strongest bank in terms of capital adequacy among major banks in Chile by recording Total Capital or Regulatory Capital and CET1 ratios of 17.2% and 12.9%, respectively, as of December 31, 2021, while having the highest amount of additional provisions (accounted for under Chilean GAAP) among private local banks as of the same date. Furthermore, in 2021 we received an “A” rating from a recognized international ESG index that assesses diverse categories associated with this subject. This new rating, which denotes an improvement of three notches when compared to the former evaluation, reflects the strong accomplishments we have attained in ESG initiatives. In addition, in December 2021, we issued a U.S.$500 million 144A/Regulation S bond in the international capital markets in order to diversify our liability structure while generating funding for our long-term sustainability. This long-term debt placement joined a special bond issued a few months earlier that was intended to finance SMEs while promoting female development in their workplaces. Lastly, we successfully completed the final steps of our new service model for branches, which will allow us to provide better solutions and services to our customers while offering an improved customer experience through a more efficient, technological and modern branch network.

The year ended on December 31, 2022 was a very successful period for us. Under Chilean GAAP, as reported by the CMF, we led the industry by far in both net income and profitability by achieving a 26.1% market share in net income attributable to equity holders, based on a 77.8% increase in net income (under Chilean GAAP) and a return on average equity (ROAE) of 31.5% (attributable to equity holders). Our performance in results was primarily the consequence of increased operating revenues that benefited from both temporary positive impacts that arose from higher than expected inflation, increasing interest rates and still high levels of liquidity in the banking system, as well as a successful management of our Treasury business including both the administration of balance sheets gaps, the management of our trading and investment portfolios and also in the sales and structuring business. In addition, we were able to maintain a solid position in total loans by ranking second in the industry in total loans. In this regard, worth noting was the gain we achieved in market share in consumer by increasing from 17.4% in December 2021 to 18.0% in December 2022, which demonstrated the effectiveness of new commercial strategies and specific plans aimed at improving efficiency and productivity in loan origination by means of new ways to contact customers. In addition, we continued to deploy our digital transformation strategy by developing new digital-based products and services while improving existing functionalities, including: (i) the introduction of a digital current accounts and credit card for individuals, (ii) the release of FAN Emprende, a digital demand account for SMEs, start-ups and entrepreneurs, (iii) the launch of FAN Clan a digital onboarding demand account for teenagers, which aims to promote long-term relationships, and (iv) new functionalities for our wide array of tailored applications and websites. Likewise, we managed to consolidate FAN account as one of the market-leading digital accounts in the market that achieved one million users by adding approximately 350,000 new FAN users in 2022. Together with these efforts, in 2022 we were able to improve value offerings in many lending products and services like consumer loans, trade finance loans, leasing loans and insurance by leveraging on improved CRM tools and advanced commercial analytics. Similarly, through the development of more adaptable and flexible current account plans we managed to attract approximately 118,000 new current account holders in 2022, which permitted us both to continue ranking first in current accounts held by individuals with a market share of 23.9% and ranking second in demand deposits by achieving a 19.9% market share in December 2022. Our excellent financial results also enabled us to enhance our capital base as reflected by a Total Capital or Regulatory Capital and CET1 ratios of 17.9% and 13.6%, respectively, as of December 31, 2022, which placed us as the leading local bank in terms of capital adequacy as of the same date.

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

For more information on the Central Bank Subordinated Debt and the liquidation process of SM-Chile, see “Item 4. Information on the Company—History and Development of the Bank–History—The 1982-1983 Economic Crisis and the Central Bank Subordinated Debt” and “Item 7. Major Shareholders and Related Party Transactions—Ownership Structure” in the Form 20-F for the year ended December 31, 2020 filed with the SEC on April 30, 2021.

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

Merger with Citibank Chile

On December 27, 2007, our shareholders approved our merger with Citibank Chile, which became effective on January 1, 2008. During 2008, we integrated Citibank Chile’s technological platforms with ours and established a new organizational structure in order to satisfy the needs of our customers and to achieve important synergies. We concluded the merger process with the integration of Corporación Financiera Atlas S.A. (Citibank Chile’s consumer area) into our Consumer Finance Area (CrediChile formerly), which allowed us to nearly double our customer base and market share in consumer finance. As result of this merger and integration process, we entered into the following agreements with Citigroup Inc. to provide a framework for our relationship with Citigroup Inc., its services and trademarks in Chile: (i) the Global Connectivity Agreement, (ii) the Cooperation Agreement, (iii) the Trademark License Agreement and, (iv) the Master Services Agreement. On October 22, 2015, we entered into a new Global Connectivity Agreement, a new Cooperation Agreement and a new Trademark License Agreement with Citigroup Inc. All of these new agreements replaced the original agreements we entered into on December 27, 2008. In addition, on January 26, 2017, we entered into a new Master Services Agreement with Citigroup Inc. All of these agreements have continued to be extended, amended and/or restated successively. For more information, see “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.

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

In 2022 we continued to enchance our technological infrastructure, improve the stability of our systems while supporting the deployment of our digital transformation strategy through the development of new products, services and applications. In terms of new products and services, we developed and launched the first digital current account for individuals, which may be fully opened online in three steps, while also introducing a new digital account for SMEs and entrepreneurs (FAN Emprende) that permits full access to digital channels. Likewise, we developed FAN Clan, a 100% digital demand account for teenagers, whose digital functionalities allow the users to customize the account by choosing different avatars to interact with. In addition, we launched a renewed MiInversión application for smartphones, which allows investors to check their balances, amounts invested and profitability earned during the period while taking new investment and savings products. Similarly, we improved functionalities in both MiBanco and MiPago applications, including a QR code for cash withdrawals and taking products online, which coupled with the Paga2 application that permits our and Banco Scotiabank’s customers to perform money transfers with no charges by using their mobile phone numbers. Furthermore, we enhanced functionalities of the MIBanconexion application for companies including the electronic payment of bills, multiproduct remote authorization, online credit payment and a dashboard for the management of electronic money transfers. We also introduced improvements to our customer websites for individuals and companies by allowing customers to perform a wider bundle of operations online. Given our purpose of improving contact channels, during 2022 we also worked in conjunction with local communities to expand our network of ATMs in non-covered sectors across the country. From the infrastructure and cybersecurity point of view, in 2022 we renovated the whole telecommunication network in order to make it conmpatible with new technological requirements of other platforms, consolidated a 99.9% uptime in both web login and electronic money transfers, decreased the response time to address critical events by 50% while reinforcing the monitoring system of fraud and anti money laundering. Also, we implemented Data Decoupling architecture that provides real-time access to information through cloud data warehouse, which also challenged us to deploy new cybersecurity infrastructure oriented to our multi-cloud strategy.

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

Capital Expenditures

The following table sets forth our capital expenditures in each of the three years ended December 31, 2020, 2021 and 2022:

	For the Year Ended December 31,
	2020		2021		2022
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$)
Computer equipment	Ch$	20,658	Ch$	22,367	Ch$	9,823
Furniture, machinery and installations		1,510		2,349		2,090
Real estate		6,303		9,477		6,041
Vehicles		—		—		752
Subtotal		28,471		34,193		18,706
Software		18,631		30,222		56,891
Total	Ch$	47,102	Ch$	64,415	Ch$	75,597

Our budget for capital expenditures for 2023 amounts to approximately Ch$112,979 million, of which expenditures in information technology investments represent 79.5%, while infrastructure projects represent the remaining 20.5%. The budget for capital expenditures is in line with our mid-term strategic priorities of improving our efficiency and enhancing our customer service capabilities with a firm focus on digitalization. These capital expenditures will be principally financed by cash on hand and long-term debt financing.

Among the budgeted expenditures for information technology, 54.1% corresponds to new and ongoing IT projects intended to provide us with business solutions for customers, technological stability, cybersecurity tools, improvements in productivity, enhancements in our communication network and cloud as well as reinforced cybersecurity infrastructure and systems. Of the remaining 45.8% budgeted for IT expenditures, 26.1% is intended for the renewal of our technological infrastructure, which includes further optimization of our nationwide ATM network, 15.9% relates to the development of applications in order to provide us with digital alternatives to meet customers’ needs, another 2.2% is aimed at supporting regulatory compliance requirements and the remaining 1.7% consists of investments in technological equipment and system improvements to be carried out by certain subsidiaries.

Our 2023 infrastructure expenditures budget includes disbursements associated with the implementation of a new service model (25.4%), general maintenance investments (21.5%), the refurbishment of our branch network (20.4%), renovation and restoration of our corporate buildings (10.9%), other initiatives related to enchacing support infrastructure and IT tools for regulatory compliance requirements (10.4%), initiatives related to security expenditures (6.9%), and improvement of the conditions of recreational facilities (4.5%).

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

Our main competitive strengths are:

Brand Recognition and Strong Corporate Image

We have operated in the Chilean financial industry for 129 years under the “Banco de Chile” brand name. In order to provide our customers with specialized value offerings and a wider range of financial products and services, we have also developed the “Banco Edwards-Citi” and “Banchile” brand names. We believe our long-standing history in the Chilean market is recognized by our customers and the general public, who associate our brands with value, quality, reliability and social responsibility within the Chilean financial industry, as demonstrated in various polls conducted by well-known market research companies. We believe that our long history in the Chilean banking industry is a key element that differentiates us from our competitors.

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

In 2022, we received various distinctions due to our strong brand recognition within the banking industry. Among these awards, we ranked second in corporate reputation among local banks, according to a study conducted by MERCO. Likewise, Global Finance and The European magazines recognized us as the Best Bank and the Bank of the Year in Chile, respectively. Furthermore, according to studies conducted by GFK Adimark, we ranked first in top of mind with a 88.9% (including “Banco de Chile” and “Banco Edwards | Citi” brand names) of spontaneous mentions for the year ended December 31, 2022, nearly 41.6%, on average, above our main peers.

Business Scale and Leading Market Position

We are one of the largest financial institutions in Chile and a market leader in a broad range of financial products and services within the Chilean financial system, as listed in the following table:

	As of December 31, 2022
	Market Share	Market Position
Commercial Loans(1)	16.6%	1st
Current Accounts Balances held by Individuals	23.9	1st
Mutual Funds (Assets Under Management)	22.2	1st
Net Fees and Commissions Income	21.5	1st
Net Income of Securities Brokerage Subsidiary (2)	21.9%	1st

Source: Chilean Association of Mutual Funds and the CMF.

(1)	Excluding operations of subsidiaries abroad and net of clearings.

(2)	Including the whole market and not only subsidiaries of local banks.

Through our history, we have been able to maintain a leading position in the wholesale banking segment, which characterized us in the past, by continuously improving our products and services and supplementing them with comprehensive and tailored service models that allow us to successfully meet our customers’ needs while maintaining long-term relationships with major local and multinational companies that operate in Chile. We have also added value to our service offerings by including treasury products for hedging purposes, together with investment banking, insurance brokerage and other specialized financial services provided by our subsidiaries.

In the last decade we have also achieved significant market share in the retail banking segment through diverse value offerings intended to cover our target demographics and enterprises. Therefore, we have prioritized the expansion of our residential mortgage portfolio and our presence in transactional services such as credit cards, current accounts and demand accounts, as we believe they are effective means to build long-term relationships and customer loyalty, while increasing cross-selling opportunities. For this reason, through our Individual and SME Banking Area, we aim to lead the market in services offered to high, medium and low-income individuals for whom we have developed an attractive and complete portfolio of financial services, including a full range of wealth management services through one of our subsidiaries. We supplement these value offerings with specific proposals for SMEs, which in recent years has coupled with value offerings satisfying small scale entrepreneurs’ financial needs and individual customers in outlying districts seeking deposit and transactional solutions. This broad variety of services has also enabled us to lead the Chilean market in terms of income from fees and commissions.

We believe our financial strength, prestige and brand recognition among Chilean customers have allowed us to become the market leader in many banking products and services, such as commercial loans, fees and commissions and demand deposits held by individuals, among others.

Broad and Diversified Customer Base

We believe that we have one of the largest customer bases among financial institutions in Chile. In recent years, we have been able to expand our customer base by providing attractive and tailored value offerings based on continuously improving segmentation and by applying sophisticated business intelligence tools. As of December 31, 2022, according to our management information system, we had 1,377,614 core clients, which had at least a current account or a loan outstanding with us. In addition, with respect to our main banking products, as of December 31, 2022, we had 1,149,450 current accounts holders, 269,922 time deposit holders, 112,578 saving account holders. Similarly, as of December 31, 2022, we were the largest privately-owned bank in terms of number of borrowers with a 17.3% market share associated with 1,128,456 debtors, according to data published by the CMF. As of the same date, according to the CMF, we had 1,609,994 credit card account holders.

We believe that our broad customer base is both an essential driver of our business and a valuable asset that enables us to cross-sell our traditional lending products and services along with non-lending services provided primarily through our subsidiaries, including our securities brokerage, mutual funds management, financial advisory, insurance brokerage and collection services.

Multichannel Distribution Approach

In order to better serve our customers, we offer a distribution approach composed of both physical and non-physical channels.

We are present in all regions of Chile and strive to be accessible to every Chilean customer through our large branch network as well as non-physical contact channels. As of December 31, 2022, we had a nationwide branch network of 266 branches, the second largest in Chile among private sector banks, according to information published by the CMF. This network is composed of 232 branches under our “Banco de Chile” brand name and 34 branches under our “Banco Edwards Citi” brand name. We believe that our branch network enables us to develop close relationships with our customers and therefore we are constantly assessing new branch locations throughout Chile.

We have also complemented our branch network with non-physical remote channels, such as ATMs, internet-based online platforms and mobile banking applications. As of December 31, 2022, we had 1,696 ATMs throughout Chile and we provided our customers with specialized internet websites for each of the segments we target, coupled with diverse mobile banking applications, including MiBanco, MiBanconexion, MiBeneficio, MiCuenta, MiPago, MiPass, MiInversion and MiSeguro. During 2022, transactions (monetary and non-monetary) carried out by customers and non-customers through mobile applications or internet-based platforms jointly increased 21.4%, which compares to a 3.3% decrease in transactions performed in branches and ATMs.

Proven Digital Banking and Business Intelligence Capabilities

Over the last years, digital transformation has been steadily increasing its importance within the Chilean banking industry, a trend that was accelerated during 2020 as a result of the COVID-19 pandemic’s mobility restrictions. In order to be aligned with our customers’ needs during such a challenging period, we made several cultural changes within our organization, which include the introduction of new financial products, services and technologies. By doing so, we expect to achieve sustainable growth in the coming years and to improve both our processes’ efficiency and the consumer experience with the Bank.

Key Pillars of Banco de Chile’s Digital Transformation Strategy

Based on this strategy, in recent years we have implemented several advances in both the back and front office aimed at improving customer experience by expanding digital channels while adding new products and functionalities. We have also continued increasing sales through these points of contact by working with advanced analytics in order to improve cross-selling. Additionally, digital transformation has become a crucial goal across the Bank, which has led us to work on developing a talent and digital culture in order to bolster our capabilities while emboldening innovation in all aspects of the banking business with a front-to-end approach by adopting new work methodologies such as agile.

One of the key pillars of our digital banking strategy has been the development of cutting-edge mobile applications and customized websites. Over the last years, we have devoted efforts to enhance our mobile banking platforms by developing and launching diverse applications, including MiBanco, Mi Pago, MiSeguro, MiInversion, MiPass and MiBeneficio. We are continually improving the functionalities and robustness of applications that enable our customers to perform most of the transactions they can execute on our websites, such as: (i) accessing their account balances, (ii) executing electronic money transfers, (iii) generating secure passwords to make such transfers, (iv) making cash advances from credit cards to checking accounts, (v) making bill payments, (vi) requesting for reimbursements from other Banco de Chile’s customers by scanning a QR code, and (vii) managing their personal investment portfolio by investing or disinvesting in equity, fixed-income and mutual funds, among others. In 2022, we continued to bolster our mobile applications by various means, including: (i) the design and release of the renewed MiInversion application that includes new functionalities and ways to access to investment balances, to take positions in new investment or saving choices, among others, (ii) the improvement of MiBanco and MiPago applications by developing a QR code for cardless cash withdrawals from ATMs and launching the Paga2 widget that permits transactions between our customers and Scotiabank’s ones, and (iii) the renovation of Banconexion application for companies by permiting multiproduct authorization and online payment of services while providing a dashboard for managing electronic transfers and credit payments.

With the same purpose, in 2020 we launched FAN Account, a fully digital onboarding demand account, which as of December 31, 2022, has reached one million customers, most of them with no previous relation with us. Throughout 2021 we continued to increase the functionality of the FAN Account in order to improve customer experience and promote loyalty, including whole access to Banco de Chile’s customers ecosystem of benefits and attributes. In 2022, we continued to reinforce the scope of the FAN account by widening the array of tailored offerings to target specific segments. In this regard, we launched FAN Emprende, a full digital demand account oriented to SMEs, start-ups and entrepreneurs that provide these customers with full access to our digital channels and segment’s benefits. Likewise, we introduced FAN Clan, a 100% digital onboarding demand account for teenagers ranging from 14 to 17 years, which customizes the interaction with the customer through various avatars while permitting them to access benefits and discounts included in our loyalty program. In addition, during 2022 we launched a new digital account and credit card for individuals while introducing a digital demand account for companies.

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

Competitive Funding Structure

We believe that we have a cost effective and highly competitive funding structure based on our leading market position in current accounts and demand deposits, especially among individuals. According to the CMF, as of December 31, 2022, with a 23.9% market share, we ranked first within the Chilean banking industry in current account and demand deposits held by individuals. Similarly, as of that same date and excluding operations of subsidiaries abroad, we were the second bank in Chile in terms of total balances of non-interest bearing current accounts and demand deposits representing 19.9% of the industry (net of clearing), as reported by the CMF. Our total balances of current accounts and demand deposits represented 24.2% of our funding structure as of December 31, 2022 (under Chilean GAAP), as compared to the 20.5% reported by the Chilean financial industry as a whole, excluding Banco de Chile. In addition, we have a solid base of funding from retail customers, who held demand deposits and time deposits that jointly represented 43.6% of our total liabilities (excluding equity) as of December 31, 2022. This provides us with a stable source of funding that is reflected by a 30-day moving average renewal rate of retail time deposits which reached approximately 78.9% as of December 31, 2022.

We strive to diversify our liability structure in terms of sources, types of instruments and markets with the aim of maintaining a competitive cost of funding and improving our liquidity. In 2022 we reactivated our long-term debt placements by the end of the year, particularly in the local market. The increase in debt issuance was the result of our mid-term funding strategy that aims to diversify our liability structure in order to finance loan growth at convenient cost of funds amid expectations of a normalization in funding from demand deposits and more competition for long-term funding once the FCIC provided by the Central Bank in the context of the COVID-19 expires for all banks in 2024. As such, we will continue monitoring market opportunities in order to take advantage of our superior credit rating within Chile and Latin America. In 2022 we carried out the following debt placements: (i) Ch$1,088,897 million in the local market with maturities ranging from 11 to 19 years, (ii) Ch$51,710 million in Peru with a 20-year maturity, and (ii) Ch$215,249 million in commercial paper.

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

Prudent Risk Management & Superior Asset Quality

Of the Chilean financial institutions, we have among the highest credit quality and the healthiest loan portfolio in Chile. We believe this asset quality is the result of our well-known prudent risk management approach and accurate credit risk models that are continuously being updated and have enabled us to maintain relatively low levels of past-due loans (loans 90 days or more past due) and high coverage indicators over the last few years. According to the CMF, and under our internal reporting policies, as of December 31, 2022, we had a delinquency ratio (loans 90 days or more past due as a percentage of total loans) of 1.08% which was well below the industry average delinquency ratio of 1.79% posted by the Chilean banking industry (excluding Banco de Chile) as of the same date. Additionally, according to data published by the CMF, as of December 31, 2022, we had a coverage ratio (allowances for loan losses over loans 90 days or more past due) of 197.3%, which was well above the industry average coverage ratio of 140.4% as of the same date (excluding Banco de Chile). Over the last few years, the utilization of business intelligence tools has also contributed to an improvement in our credit risk management. In this regard, during 2018 we successfully re-launched our pre-approved loan program through which we target a select group of retail customers to help them meet their borrowing needs depending on their life cycle stage and credit profile. During 2019, we successfully added SMEs to the pre-approved loan program, which enabled us to maintain solid growth rates in this segment with contained credit risk. In 2020, we also adjusted and implemented new admission protocols for the credit granting process considering an economic landscape of higher uncertainty, increased unemployment and lower disposable income of our customers. In addition, we continued to implement “Pricing Empresas,” our pricing model for companies. In 2021, we continued to improve our provisioning models while reinforcing our credit risk monitoring in order to reflect accurately the effects of the dynamics of the local economy on the payment behavior of our borrowers while being prepared to respond to lagging indicators of the effects of the pandemic on asset quality. In 2022, given the prevailing uncertainty regarding the political, economic and social outlook, as well as the expected normalization in credit risk indicators after a period of extraordinary positive payment behavior prompted by non-recurrent factors like a liquidity surplus among individuals, we focused on monitoring the evolution of the main indicators at a detailed level while increasing the level of additional provisions from Ch$540 billion in December 2021 to Ch$700 billion (under Chilean GAAP) in December 2022 in order to anticipate further credit deterioration in specific economic sectors.

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

Commitments

We aim to satisfy the expectations of the following stakeholders by:

●	Our Customers

●	Seeking to be the bank with the best service quality, offering innovative, simple, safe and secure products and services designed to meet the needs and aspirations of each segment, with timely, agile and proactive service, thus building trusting and long-term relationships.

●	Having customer service channels that are always available, allowing fluid and timely communication.

●	Relying on collaborators with a vocation for customer service and digital knowledge.

●	Our Employees

●	Offering development and growth opportunities based on merit.

●	Providing competitive compensation and economic and welfare benefits.

●	Seeking to promote a respectful, nice and collaborative work environment in a place that has the appropriate technological tools and infrastructure.

●	Building a homogeneous and distinctive culture, based on corporate commitments and values through participation in social activities, to become a corporation recognized as the best place to work and the best banking team in Chile.

●	Our Community

●	Being convinced that our success is linked to the sustainable development of the country and the community.

●	Being committed to our community every day by supporting various initiatives to overcome adversity through the development of internal policies and being present in emblematic solidarity crusades.

●	Being committed to respect for diversity and inclusion, entrepreneurship, care for the environment and criteria of equity and governance.

●	Our Shareholders

●	Rewarding our shareholders’ trust by maximizing the value of the Company, with responsibility, prudence and a long-term business vision.

●	Implementing our strategy through appropriate risk management and a culture of operational excellence and a culture of operational excellence that while enabling us to project the Corporation’s sustainable sustainable leadership of the Corporation.

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

We firmly believe that there continues to be room to grow in retail banking. Although Chile’s per capita GDP has increased fourfold over the last 30 years, banking penetration is still below that in developed countries, particularly in relation to residential mortgage and consumer loans. In fact, as of December 31, 2022, the loan book of the Chilean banking industry (excluding operations of subsidiaries abroad) represented 85.8% of Chilean GDP. As of the same date, mortgage and consumer loans represented 28.5% and 10.6%, respectively. On the other hand, according to the CMF, as of December 31, 2022, we had market shares of 15.2% and 18.0% in residential mortgage loans and consumer loans, respectively, both behind the market leader by 5.8% and 1.1% in each case. Given the fierce competition in the Chilean banking industry, in order to take advantage of these opportunities, we are continuously developing innovative products and services to diversify our revenue sources. Accordingly, we have strived to build comprehensive value offerings for our retail segment in order to continue enhancing our fee-based income by promoting digitalization of products and services provided to these customers while improving benefits related to our customer loyalty programs.

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

●	Main Achievements in 2022

(1)	Reinforcement of FAN Account Cluster

In the second half of 2020, we launched the FAN Account, our full digital onboarding account designed for all type of individual customers. This account may be digitally opened without visiting our branches, with no paperwork but still subject to our strict account approval processes. Additionally, the FAN Account permits holders to perform local and international purchases with no entrance or maintenance fees, which pursues to promote financial inclusion. Also, the FAN account holders have access to all the benefits and platforms offered by the Bank to its customers. During 2021, we enhanced the value offering behind the FAN Account by implementing services, such as: (i) a new customer service channel with a chatbot called FANi, (ii) full access to digital Banco de Chile’s ecosystem and (iii) cardless cash withdrawal. In 2022, we widened the scope of FAN account by creating tailored solutions for SMEs and young people. Thus, we created: (i) FAN Emprende, which is a full digital account for SMEs, starpt-ups and entrepreneurs that allows access to our digital channels and benefits by enabling customers to perform transactions online while having no requisits for opening, and (ii) FAN Clan that targets teenagers from 14 to 17 years and promotes financial inclusion by offering benefits that are part of our loyalty program through a customized digital environment.

Based on these advantages, as of December 31, 2022 we had been able to attract new customers through FAN Account by reaching approximately 350,000 new users during the year while achieving a total amount of one million users.

(2)	Advances in Digital Banking

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

In 2022, we continued to enhance our set of mobile applications. For instance, we launched a renewed MiInversión application that allows customers to access simply and securely to saving and investment products, take positions in diverse instruments fully online, review account balances, invested amounts and profitability of positions while supporting customer in planning investment strategies. Similarly, in personal banking, we implemented further functionalities to MiBanco and MiPago applications, including the launch of a QR code for cardless cash withdrawals, the possibility of taking products online such as credits or insurances, which coupled with the implementation of Paga2 widget in alliance with Scotibank. We also improved the Banconexion application for companies, which enables customers to perform diverse transactions such as payment of services and credits and payments of bills while managing the authorization of electronic transfers. Regarding customers’ websites in 2022 we introduced improvements to both personal banking’s and companies’ sites. In the case of personal banking we improved the website by: (i) enhancing the gadget for reviewing residential mortgage loans balances and scheduled payments, and (ii) optimizing the consumer loan simulator and online origination, among other functionalities. In the case of the companies’ website Banconexion 2.0 we released new functionalities that permit customers to: (i) assing nicknames to the accounts managed by the user, (ii) perform cross-border payment orders, (iii) renovate IRS mandate, and (iv) execute multiproduct authorizations.

As a result of these efforts, in 2022 we were once again recognized as the most Innovative Digital Bank of the Year in Chile by The European magazine.

(3)	Revised Value Offerings for Diverse Products and Segments

Based on our firm conviction that designing tailored and customized value offerings will allow us to both maintain long-run relationships with customers while sustaining profitable growth by means of differentiating us from competition. Accordingly, during 2022 we continued to develop and enhance products and services in order to satisfy increasing requirements from customers, among which we may highlight: (i) the improvement of our plans of current accounts by making them simpler and more flexible by creating three alternatives (“Valle”, “Cordillera” and “Oceano”) to meet the needs of different types of customers while delivering the benefits of our loyalty program, (ii) the reinforcement of customer proximity by improving diverse benefits such as alliances and discounts included in the loyalty program, (iii) the development of new services for SMEs including currency trading through Banconexión 2.0, cross-border payment orders and the update of IRS and UAF forms online in Banconexion 2.0, (iv) the enhancement of consumer loans value offerings by promoting the use of payment channels like credit cards and preapproved programs based on advanced analytics, and (iv) the revision of value offerings to promote specific products for companies like financial leasing, factoring and trade finance loans.

Based on these developments, we managed to achieved annual increments of 30.4%, 29.3% and 10.5% in balances of trade finance loans, factoring and financial leasing between December 2021 and December 2022. Similarly, we grew 17.5% in overall balances of consumer loans on an annual basis while Also, we were able to maintain our market-leading position in demand deposits held by individuals by achieving a 23.9% market share as of December 31, 2022.

(4)	Continuous Improvements in Service Quality

We are convinced that in a highly competitive industry such as the Chilean banking system, a customer-centric focus is critical to generating loyalty and creating long-term profitable relationships. We believe that our high service quality is a competitive strength that differentiates us from competitors and supports our long-term strategy by responding to the preferences of our current and potential customers. Accordingly, we strive to continuously improve our relationships with customers by developing commercial strategies and value offerings aligned with their needs, as well as improving our response time and customer satisfaction indicators. Consistent with this view, during 2022 we continued enhancing our commitment to service quality, improving existing and developing new online channels and new functionalities for mobile applications, while implementing organizational changes to provide our customers with a more comprehensive approach and customized solutions.

We believe that our continued focus on our strategy and customers have contributed to our leading position among our peers in terms of service quality perception, as illustrated by rankings conducted by GFK Adimark in which we ranked first among our main banking peers in terms of the preferred bank to switch into with a 26.8% of positive mentions for the year ended December 31, 2022, nearly 17.5%, on average, above our main peers.

We believe that our effort in developing comprehensive and customized value offerings for customers has contributed to improve the customer experience over time, and that the solutions that we launched have allowed us to maintain customer satisfaction at healthy levels as reflected by a net promoter score of 75.3% as of December 31, 2022, according to a syndicated study conducted by Procalidad. This has also been supported by an average voluntary attrition rate of 2.6% for year ended December 31, 2022, which compares to the 2.2% attrition rate recorded in 2021 and the 2.6% average attrition rate posted sequentially between 2018 and 2020, according to our management information system.

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

We are continuously developing and optimizing internal processes in order to reduce and manage our expenses. Throughout 2022, we continued to enhance our IT infrastructure in order to increase stability and efficiency for all of our customers. Likewise, we continued to disburse financial resources to reinforce our IT infrastructure in respect of cybersecurity matters. We believe this is the best way to improve our operating efficiency and enhance security standards while properly meeting our customers’ needs, which are increasingly linked to digital channels, fast response and timely service. For more information see “Item 4. Information on the Company—Capital Expenditures”

●	Main Achievements in 2022

(1)	Cost Control: New Purchase Model

Cost control has become one of our key efficiency pillars, for which we have established a specialized area that is implementing a cross-enterprise cost management program that seeks incremental savings gains in all the activities we carry out. As part of these initiatives, during 2022 we consolidated the our internal purchase model that is managed by our Corporate Purchase Unit. This model is based on diverse protocols that pursue to optimize the cost-benefit of corporate purchases and recruitment of external advisory, which considers the following phases: (i) definition of the need that must be satisfied, (ii) assessment and management of the purchase request, (iii) definition of the purchase strategy to optimize the cost-benefit relationship, (iv) market research based on technical specification set by the user, (v) negotiation and results managed by the purchase unit, and (vi) setting of contracts with the selected provider, which is led by our legal team. As part of the deployment of this strategy, in 2022 our purchase unit introduced a world-class tool by means of which all purchase processes are centralized in order to obtain the best bid from providers for products and services requested by Bank’s users based on standardized requirements that are autioned through an electronic real-time system. Through this tools, we managed to complete 73 negotiations in diverse expenses categories, requested by different banking units, during 2022.

In 2022, our cost base recorded a 14.2% nominal annual increase when compared to 2021, which represents a small real annual increase (excluding the effect of inflation) of 0.8% in the same period. The main source of increase in nominal terms was the 13.3% increase in inflation (measured as UF variation) in 2022, that negatively impacted cost items indexed to inflation such as salaries, IT related expenses, external advisory, rentals and marketing expenses. These factors, however, were to some extenet offset by our cost control policies, including organizational restructure and our new purchase process as mentioned above. Likewise, we have a multidisciplinary board that assesses the feasibility, adequacy and the value added by new capital expenditures and major expenses, which has enabled us to control our cost base closer. Based on these initiatives, our cost-to-income ratio improved from 39.6% in 2021 to 31.9% in 2022, mostly explained by the sharp increase in operating revenues due to non-recurrent factors. Based on this cost-to-income ratio we led the industry in terms of efficiency in 2022. For more information, see “Item 5. Operating and Financial Review and Prospects—Results of Operations for the Years Ended December 31, 2020, 2021 and 2022—Operating Expenses.”

The previously mentioned achievements have allowed us to improve certain ratios such as loans per employees and loans per branches while keeping operating expenses to total loans below 3.0%, as displayed in the following table, as of the dates indicated:

	For the Year Ended December 31,
	2020	2021	2022
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$)
Operational Ratios
Loans per Branch (Millions of Ch$)	92,626	125,942	138,069
Loans per Employee (Millions of Ch$)	2,355	2,789	2,926
Expenses to Total Loans (%)	2.9%	2.6%	2.7%

(2)	Productivity Initiatives

During 2022 we continued to promote productivity in all aspects of the banking business. Thus, we carried out specific plans to improve productivity in loan origination in personal banking through advanced analytics and risk intelligence by setting tailored offerings while improving the rate of customer contact by account officers. Later on, we expanded the scope of this strategy in SME banking in order to promote borrowing from this segment of customers.

In addition we have promoted the use of new collaborative structures and methodologies, which are faster, more efficient and more adapted to the needs of specific users, which has enabled us to improve the time-to-market of diverse intitiatives oriented to both customers and the enhancement of internal processes.

Based on these intitiatives, we were able to increase the consumer loan origination by 45% in 2022 when compared to 2021 while maintaining the account manager headcount stable in the same period. Similarly, we managed to increase monthly loan origination in SME banking by 25% in the 4Q22 when compared to the same period of 2021.

(3)	Branch Network and Headcount Optimization

We believe that remote channels are key to the future of banking, particularly amid new regulatory requirements, intensified competition, the entry of new banking players and higher reputational exposure, all of which translates into higher costs. Similarly, customers are increasingly demanding new and innovative distribution channels and visiting branches less, given lack of time, but mostly due to the massive use of internet and the fast adoption of smartphones. In 2018, these trends led us to undertake financial and strategic analyses aimed at revising our entire branch network in terms of profitability, location, layout and services offered through these channels. In 2022, we continued to deploy this analysis by considering demographic change, physical coverage, and customers’ profiles, among other topics. In this regard, our current service model strategy includes the integration of the former CrediChile network into the Banco de Chile’s network. Through these means, we believe that we are able to provide superior and tailored local solutions, as well as reduce operational costs.

As a result, we have reduced our branch network from 390 locations as of December 31, 2018 to 266 branches as of December 31, 2022. Most of this decrease was related to our efficiency and branch optimization program.

Likewise, the deployment of our efficiency program has enabled us to streamline several internal processes with a front-to-back approach that, along with organizational restructuring we have carried out in order to both imprint an efficiency-focused culture across the corporation and due to the branch network optimization, has translated into a steady optimization in headcount from 13,562 employees in 2019 to 12,550 employees in December 2022, which represents a 7.5% decrease.

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

●	Main Achievements in 2022

Our solid corporate governance, which is oriented to reinforcing our ESG strategy, has allowed us to achieve significant advances in these matters and we have been recognized on that front. During 2022, we ranked as the third most responsible company in Chile in environmental, social and governance matters by the ESG Responsibility Ranking conducted by Merco. Likewise, we obtained the highest rating in Chile (lowest risk) among banks in the Sustainalytics ESG Risk Rating. These recognitions are in addition to the A rating we received in 2021 from a prestigious international index that assesses diverse categories associated with ESG. We believe these recognitions reflect the strong accomplishments we have attained over recent years in ESG related matters, given our firm commitment to the community, the environment and our way of doing business.

The above has been the result of diverse initiatives we have successfully deployed over recent years, in which we have also achieved significant accomplishments in 2022, as follows:

(1)	“Blue Commitment” Program

In May 2022, we launched the “Comnpromiso Azul” (Blue Commitment) Program, which is a roadmap on environmental and climate change matters. This program is composed of diverse initiatives that have allowed us to take concrete actions in order to: (i) reduce our carbon footprint, (ii) take steps in sustainable finance, and (iii) contribute to people, the whole community and the environment. In addition, during 2022 we released the campaign “Ser Azul está en Nuestra Naturaleza” (Being Blue is in Our Nature), aimed at raising awareness of our commitment to the environment among employees in order to promote their participation in this purpose, including diverse commitments associated with: (i) enhancing electromobility through purchases with our credit cards, (ii) boosting the use of clean energies by promoting the purchase of solar panels and ecoefficient air conditioner equipment, (iii) supporting SMEs through the PYMEs para Chile Program, and (iv) investing in eco friendly investment funds through the Banchile-Blackrock ESG offering, among other initiatives.

On governance matters, we created the Sustainability Committee, which is composed of members of senior management and aims to boost our ESG strategy by means of analyzing and proposing action plans to address the new challenges and opportunities that arise on these matters. In addition, we focused on promoting cultural change through the development of specific environmental and sustainable finance training activities for different groups of employees. In the same line, we carried out several volunteer programs called “Cuadrilla Azul” (Blue Crew) focused on environmental care. Through this initiative we were able to reforest a surface equivalent to 200,000 square meters, which will: (i) allow the capture of 10,000 ton of CO2, (ii) benefit around 40 animal species, (iii) make possible the creation of resting and nesting spots for more than 50 bird species, (iv) benefit bee farmers in Maule, Ñuble, Los Ríos and Los Lagos regios, and (v) promote educational tourism, environmental research, and the recovery of degraded soils.

We also continued to develop actions for the management and reduction of the main consumption and recycling indicators, by means of which we were able to: (i) meet our internal goal of energy consumption by reaching 32.2 GWh in 2022, (ii) reduce our direct GHG emissions from 1,326 MTCO2e to 1,248 MTCO2e between 2021 and 2022, (iii) decrease the total consumption of water from 257 in 2021 to 224 thousands of m3 in 2022, and (iv) the use of paper from 277 metric ton in 2021 to 258 metric ton in 2022. These achievements are notable when taking into consideration that in 2022 we returned to an almost full on-site operation as compared to 2021 when we were still in an hybrid remote and on-site scheme.

(2)	Sustainable Financing Framework

We promote a culture of sustainability through internal policies, mechanisms and processes that progressively incorporate ESG principles in our management. In August 2022, we implemented a Sustainable Financing Framework as part of our Sustainability Strategy. Through this program we reaffirm our commitment to the development of Chile and its population. This framework was developed in line with the International Capital Markets Association (ICMA) 2021 Sustainable Bond Guidelines, the 2021 Green Bond Principles (GBP), the 2021 Social Bond Principles (SBP), the Loan Market Association (LMA) 2021 Green Lending Principles and the 2021 Social Lending Principles.

This program establishes eligibility criteria in eight social and environmental fields and is a reference for any green, social or sustainable financing. In the conext of this framework we may issue green bonds aimed at financing loans and projects that generate positive environmental or social impacts, including: (i) SMEs, microbusinesses and women-owned businesses, (ii) financial education, (iii) basic infrastructure, (iv) social housing, (v) energy efficiency, (vi) renewable energy, (vii) sustainable buildings, and (viii) clean transportation. The framework was developed in collaboration with BNP Paribas, as Sustainability Structuring Agent, and received a Second Party Opinion (SPO) validated by Sustainalytics.

(3)	Entrepreneurship Support

During 2022, we carried out diverse initiatives to support entrepreneurship in the conext of the slowdown experienced by the local economy in order to accompany our customers to reactivate commercial activity. To achieve this goal we launched the “PYMES para Chile” (SMEs for Chile) Program, which pursues to offer Chilean microbusinesses, small and medium-sized companies the opportunity to strengthen their businesses by means of the support of various strategic alliances, proven experts in different entrpreneurship fields and tools that contribute to improve management practices, increase sales and promote entrepreneurship among our customers and non-customers. By being part of the SMEs for Chile Program, customers and non-customers may access benefits and initiatives such as financial education for SMEs, training workshops, expert advisory, competitive funding, networking events and special discounts. More than 168,000 microbusinesses, small and medium-sized companies were benefited by this program in 2022.

In the context of this program, for the seventh year in a row we held the National Entrepreneur Challenge Constest, an initiative that seeks to promote the development of micro-entrepreneurs and SMEs throughout the country, in association with Desafio Levantemos Chile. More than 30,000 entrepreneurs registered in the contest in 2022, of which 32 are runner-ups and the winners will be known in the first half of 2023. The contest has cash prizes and provides companies with training activities on various topics such as budgeting, work methodologies, saving alternatives, investment choices and responsible financial indebtedness. Likewise, this initiative permits entrepreneurs to enter into an ecosystem in which they will increase visibility, boost sales and generate stronger and long-lasting relationships with their current and potential customers. The runner-ups, in addition to the cash prizes, have access to mentoring to build their pitch with the support of experts and participation in an open television program. Also, at the end of this version, a Blue Commitment award will be granted to the entrepreneurs who are generating a positive social or environmental impact.

Also, as part of our Digital Transformation strategy, we have put at disposal of our SME customers new digital demand accounts while improving functionalities of the Banconexion application that enables companies to perform transactions, have access to a dashboard that permits to manage electronic payments and transfers, execute cross-border payment orders online and perform foreign currency transactions.

(4)	“Women who Inspire” Program

The “Mujeres que Inspiran” (Women who Inspire) Program promotes gender equality, education, employment and the development of local economies through women who lead their communities. Through this program we pursue to have a positive impact on the development of the country and its population, in which different areas of the Bank participates as volunteers. During 2022, 40 women were awarded as microentrepreneurs or leaders of social organizations that have marked their communities through sustainable initiatives in the social, environmental and economic fields. Based on this recognition, they received mentoring and specialized training provided by volunteer mentors from Banco de Chile, on topics that include accounting and leadership, in addition to provide them with financial resources and technological tools like tables and internet connection.

This program was distinguished with the CONECTA 2022 Entrepreneurial Recognition from Pacto Global Chile of the United Nations, which highlights business initiatives that impact the 17 Sustainable Development Goals and contribute to the 2030 Agenda. We were the only bank participating in this version, which resulted in receiving the recognition in the Interconnection category.

(5)	Financial Education “Cuentas con el Chile Program”

We have a strong commitment to financial education, which has materialized through diverse initiatives. The “Cuentas con el Chile” program is a financial education and wellness program, which aims to contribute to financial education and inclusion through the implementation of various activities, including digital financial education, face-to-face financial education and financial education mentoring. In 2020, this initiative trained 4,634 entrepreneurs, including micro-entrepreneurs, SMEs, sector leaders, neighborhood leaders, migrants and students from different universities, schools and regions of Chile. In order to continue contributing to education and inclusion, in 2021, for the second consecutive year, we carried out our financial education course, a free program that targets high school students in the country, in which approximately 2,429 students from 35 schools across the country benefited from mentoring in financial education matters, based on contents developed by AgentPiggy, a financial education program for children that complies with the requirements of the Education Ministry. These students joined the 3,415 students trained in 2020 under the same course. In 2022, approximately 35 schools were benefited throughout Chile, which permitted us to train approximately 2,266 students and 41 teachers in diverse matters related to informed behavior, financial responsibility and recommendations for savings practices. As part of this program, Banco de Chile volunteers also participate by providing entrepreneurs with financial education and welfare knowledge through interactive workshops that promote an informed, responsible and secure behavior on these matters. Approximately 1,781 entrepreneurs, microbusinesses, migrants and students from diverse universities, schools and regions were part of this initiative.

Based on these and other achievements, in 2022 we were recognized as the best bank in financial inclusion by The European magazine.

(6)	Disability Inclusion

During 2022 we continued to promote our Inclusion, No Discrimination and Respect to the Diversity Policy across the corporation. This policy is intended to improve our knowledge of physical disability, discrimination and diversity while developin develop higher sensitivity with respect to these matters.

Our commitment to disabled people is permanent. In 2022 we worked once again alongside Teleton for its annual fund-raising campaign by putting our nationwide distribution network, which includes internet-based platforms and mobile applications for smartphones, in addition to other technological resources, at Teleton’s disposal. During this version more than 10,000 of our employees participated as volunteers in Teleton’s campaign. We have been supporting the Teleton Foundation since its establishment 44 years ago, supporting disabled athletes and artists, and we continued to make significant monetary donations to the Foundation.

Likewise, we sponsor paraolympic sportsmen and sportswomen while organizing sporting events for disabled people like the Chilean Open WheelChair Tennis Tournament.

Additionally, in 2022 we held the fifth consecutive season of Expo Inclusión, an inclusive recruitment fair through which we aim to strengthen our commitment to support people with disabilities. During this version the fair was focused on promoting education, knowledge of inclusive technologies and employability of disabled people and their relationship with organizations that participated in the event.

Also, in 2022 we implemented a program of funding aimed at providing resources to finance initiatives and projects supporting environmental care, entrepreneurship or inclusion through diverse alliances with social organizations. Through this program, 33 projects were carried out in different regions of Chile, which allowed us to actively engage with the community, foundations and schools, benefiting 3,914 people with disabilities, migrants and senior citizens by sponsoring their life projects.

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

●	Main Achievements in 2022

(1)	Talent Attraction

We believe that talent attraction is crucial in order to achieve our medium-term goals. Consequently, we have devoted efforts over the last years in order to improve our participation in university fairs while strengthening our presence on social networks and reinforcing IT tools in order to expand our reach to prospective candidates. In 2022, we ranked first among banks in the general ranking of “Merco Talento Chile 2022”, as in the last nine editions, which awarded us as the best banking organization in the country in terms of talent attraction and retention.

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

Ownership Structure

The following diagram shows our share ownership structure as of April 19, 2023:

Principal Business Activities

We are a full-service financial institution that provides, directly and indirectly through our subsidiaries and affiliates, a wide variety of lending and non-lending products and services to all segments of the Chilean financial market. Accordingly, for management purposes we organize our operations in the following four business segments:

The information related to our business segments presented in this section has been prepared in accordance with our internal reporting policies. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Results of Operations for the Years Ended December 31, 2020, 2021 and 2022—Business Segments” and “Item 5. Operating and Financial Review and Prospects—Operating Results—Results of Operations for the Years Ended December 31, 2020, 2021 and 2022—Summary of Differences between Internal Reporting Policies and IFRS” for a description of the most significant differences between our internal reporting policies and IFRS. During 2022, certain changes were introduced to the accounting plan, both in the coding and in the description of some line-tems, which resulted in certain reclassifications in the balance sheet. For more information see Presentation of Financial Information section and Note 4 to our audited financial statements for the years ended December 31, 2021 and 2022 appearing elsewhere in this Annual Report.

On February 4, 2021, we began a voluntary and anticipated dissolution process for Banchile Securitizadora S.A. as approved by the subsidiary’s shareholders during the extraordinary meeting held on the same date. The dissolution was approved by the CMF and the subsidiary became officially dissolved on July 19, 2022.

The following table sets forth information on the composition of our loan portfolio and our consolidated income before income tax in accordance with our internal reporting policies for the year ended December 31, 2022, allocated among our principal business segments:

	For the Year Ended December 31, 2022
	Total Loans		% Participation in Total Loans	Income before Income Tax(1)
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$, except percentages)
Retail banking	Ch$	22,955,034	62.6%	Ch$	766,259
Wholesale banking		13,731,449	37.4		716,886
Treasury and money market operations		—	—		97,698
Operations through subsidiaries		8,321	0.0		104,349
Other (adjustments and eliminations)		—	—		—
Total	Ch$	36,694,804	100.0%	Ch$	1,685,192

(1)	This net income breakdown is used for internal reporting and planning purposes and it is based on, among other things, our estimated funding cost and direct and indirect cost allocations. This breakdown may differ in some extents from breakdowns of our operating income for financial reporting and regulatory purposes. Separate information on the operations, assets and income of our financial services subsidiaries and affiliates is provided below under “—Operations through Subsidiaries.”

The following table sets forth our consolidated operating revenues in accordance with our internal reporting policies, allocated among our principal business segments, for the years indicated:

	For the Year Ended December 31,
	2020		2021		2022
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$)
Retail banking	Ch$	1,219,063	Ch$	1,375,007	Ch$	1,788,443
Wholesale banking		478,117		601,258		1,008,418
Treasury and money market operations		69,565		48,332		110,547
Operations through subsidiaries		177,953		196,425		229,767
Other (adjustments and eliminations)		(21,480)		(21,998)		(21,382)
Total Operating Revenues	Ch$	1,923,218	Ch$	2,199,024	Ch$	3,115,793

The following table sets forth a geographic market breakdown of our operating revenues in accordance with our internal reporting policies, for the years indicated:

	For the Year Ended December 31,
	2020		2021		2022
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$)
Chile	Ch$	1,944,698	Ch$	2,221,022	Ch$	3,137,175
Banking operations		1,766,745		2,024,597		2,907,408
Operations through subsidiaries		177,953		196,425		229,767
Foreign operations		―		―		―
Operations through subsidiaries		―		―		―
Other (adjustments and eliminations)		(21,480)		(21,998)		(21,382)
Total Operating Revenues	Ch$	1,923,218	Ch$	2,199,024	Ch$	3,115,793

The following table sets forth a breakdown of our loan portfolio by customer and business segments, in accordance with our internal reporting policies for the year ended December 31, 2022:

	For the Year Ended December 31, 2022
BANK’S INTERNAL REPORTING POLICIES:	Commercial Loans		Mortgage Loans		Consumer Loans		Total Loans
	(in millions of Ch)
Individuals (Personal Banking)	Ch$	2,661,030	Ch$	10,544,916	Ch$	4,757,884	Ch$	17,963,830
Small & Medium Enterprises		3,912,700		848,757		229,747		4,991,204
Retail Banking		6,573,730		11,393,673		4,987,631		22,955,034
Corporate Banking		5,784,251		—		5		5,784,256
Special Businesses		2,527,262		—		173		2,527,435
Large Companies		5,392,145		22,481		5,132		5,419,758
Wholesale Banking		13,703,658		22,481		5,310		13,731,449
Subsidiaries		8,321		—		—		8,321
Total	Ch$	20,285,710	Ch$	11,416,154	Ch$	4,992,940	Ch$	36,694,804

Retail Banking Segment

Our retail banking segment serves the financial needs of individuals and small and medium sized companies through our branch network. As of December 31, 2022, our retail banking segment managed 266 branches operating under our “Banco de Chile” and “Banco Edwards-Citi” brand. As of December 31, 2022, loans granted by our retail banking segment amounted to Ch$22,955,034 million and represented 62.6% of our total loans as of the same date.

In terms of composition, as set forth in the following table, as of December 31, 2022 our retail segment’s loan portfolio was principally focused on residential mortgage loans, which represented 49.6% of the segment’s loan book. The remaining loans were distributed between commercial loans (28.6%) and consumer (21.7%).

	As of December 31, 2022
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$, except percentages)
Commercial loans
Commercial credits	Ch$	5,813,934	25.3%
Leasing contracts		527,404	2.3
Other loans		232,392	1.0
Total Commercial Loans		6,573,730	28.6
Residential Mortgage Loans		11,393,673	49.6
Consumer Loans
Installment loans		3,114,363	13.6
Credit cards		1,619,618	7.1
Lines of credit and other loans		253,649	1.1
Total Consumer Loans		4,987,631	21.7
Total	Ch$	22,955,034	100.0%

We serve the retail market through our Retail Banking Segment, which is responsible for offering financial services to individuals and microentrepreneurs, as well as small and medium sized companies with annual sales of up to UF 70,000 (~Ch$2,460 million as of December 31, 2022). This area manages our branch network operating under the brand names “Banco de Chile” and “Banco Edwards Citi” and had 266 branches as of December 31, 2022. For purposes of personal banking, the Individuals and SME Area maintains a segmentation to provide costumers of all income segments from Consumer Finance to premium customers (middle- and high-income segments) with tailored value propositions. As reported on our Form 20-F for the year ended December 31, 2020 filed with the SEC on April 30, 2021, during 2021, we completed the merger of our former Consumer Finance Area (CrediChile) into our Individuals and SME Area.

The strategy followed by our Retail Banking Segment is mainly focused on sub segmentation, multi brand positioning, cross sell of lending and non-lending products and service quality based on customized service models for specific customer needs. Also, loyalty programs have been increasingly incorporated into our commercial targets for each sub segment and they have enabled us to increase the use of our credit cards and our fee-based income. In addition, the area’s operations count on the support of specialized call centers, mobile and internet banking services, along with a wide range of management tools that allow us to measure returns, the performance of cross sold products and the effectiveness of marketing campaigns. Similarly, over the last years the area has strengthened value offering for SMEs by promoting a close relationship, while accompanying entrepreneurs in the diverse stages of their life cycle.

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

During 2022, the Retail Banking Segment focused on targeted growth opportunities while developing new business solutions and benefits for its clients in order to improve our customers’ experience. Accordingly, in 2022 this business unit recorded a 25% growth in personal banking customers (number of individuals), which was prompted by the upgrade in segmented value propositions that split into two customer clusters composed of transactional (retail, young and traditional) and relational (preferential and private) customers. Likewise, we introduced tailored offerings for both digitally-oriented customers and customers which prefer traditional channels. Moreover, this business segment achieved a 7.2% increase in checking account customers in 2022, which was in part the consequence of revised current account plans that became simpler, more flexible and more connected to the benefits of the loyalty program.

Also, during fiscal year 2022, this segment managed to achieve significant advances in diverse areas in personal banking, including (i) a 35.4% increase in credit card related loans, which allowed us to gain significant market share, (ii) an annual increase in payment channel transactionality, as reflected by a 32.8% and a 26.5% rise in purchases with both credit and debit cards, respectively, which was coupled with increases of 9.4% and 17.2% in the total stock of credit and debit cards issued issued in 2022 when compared to 2021, (iii) an increase of 8.3% in consumer installment loans that enabled us to achieve a market share of 20.6%, and (iv) the consolidation of FAN Account, which reached more than one million customers in 2022, by means of improving the quality of products and strengthening the relationship with customers.

In regards to SME banking, during 2022, this business unit focused on supporting customers with comprehensive value offerings. Amid clear signs of an economic slowdown, the access to financing and financial support became a main priority for SME customers. For this reason, the digital solution launched in May 2020 that enables customers to apply for loans was strengthened. In addition, we launched the FAN Emprende Account, which targets entrepreneurs, start-ups and SME customers by taking advantage of digital transformation, since it is a 100% digital onboarding demand account. Also we strengthened the benefits associated with our loyalty program for SMEs through alliances and discounts on products and services for their businesses, such as machinery suppliers, car sale companies, telecommunications providers, training, among others.

Also, in SME banking we managed to rank first in total loans when compared to our main peers, based on sustained growth in service quality and standing out among peers in customer relations as “the bank that supports SMEs and entrepreneurs”.

In 2022, the Retail Banking Segment also achieved significant increases in lending and saving products. In this regard, throughout the year the segment’s customer base grew by approximately 57,732 new current account holders.

As of December 31, 2022, the Retail Banking Segment served 1,337,404 core customers (those holding a current account or a loan outstanding) of which 1,189,742 were individuals and 147,662 were small and medium sized Chilean companies. This customer base resulted jointly in total loans granted to 1,117,187 borrowers, which included 137,610 residential mortgage loans debtors, 132,194 commercial loan debtors, 490,884 utilized lines of credit and 356,499 installment loans.

As of December 31, 2022, 78.3% of our loans managed by this area were granted to individuals, which represents Ch$17,963,830 million. As of the same date, Ch$4,991,204 million (21.7% of loans granted to retail banking clients) were granted to SMEs.

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

Installment Loans

Our consumer installment loans are generally incurred, up to a customer’s approved credit limit, to afford purchases of goods and/or services, such as cars, travels, household furnishings and education, among others. Consumer loans may be denominated in both pesos and UF, bear fixed or variable interest rates and are generally repayable in installments over a period of up to 46 months.

As of December 31, 2022, we had Ch$3,114,454 million in installment loans granted by the Bank as a whole, which accounted for 62.4% of our total consumer loans. Most of these installment loans are denominated in Chilean pesos and are payable on a monthly basis.

Residential Mortgage Loans

As of December 31, 2022, we had outstanding residential mortgage loans of Ch$11,416,154 million (under internal reporting policies considering the Bank as a whole), which represented 31.1% of our total loan book as of the same date. According to information published by the CMF, as of December 31, 2022, we were Chile’s third largest private sector bank in terms of year-end mortgage loans balances, accounting for approximately 15.2% of mortgage loans granted by the Chilean banking industry, excluding operations of banks’ subsidiaries operating abroad.

Our residential mortgage loans are generally denominated in UF and have maturities ranging from five to 30 years. As of December 31, 2022, the average residual maturity of our residential mortgage loan portfolio was 16.1 years. Originally, we funded our residential mortgage loans through the issuance of mortgage finance bonds, which are recourse obligations only to us with payment terms that are matched to the residential loans. Also, the mortgage finance bonds bear real market interest rates plus a fixed spread over the variable rate of the UF, which permits us to partially reduce our exposure to interest rate fluctuations and inflation. Chilean banking regulations allow us to finance up to 100% of a residential mortgage loan with mortgage finance bonds, based on the purchase price of the property securing the loan or the appraised value of such property. In addition, we generally require that the monthly payments on a residential mortgage loan not exceed 25% of the borrower’s household after tax monthly income, when the customer belongs to the low-income population segment. However, that limit may be adjusted for the middle- and high-income population segments.

Over the past decade, we have also promoted the expansion of Mutuos Hipotecarios, a mortgage lending product, which is not financed by mortgage finance bonds, but instead through our general funds. As of December 31, 2022, our residential mortgage loan portfolio was principally composed of Mutuos Hipotecarios, as customers have preferred them due to their flexibility and simplicity (for instance the interest rate is known in advance by the customer, which is not the case for mortgage finance bonds that are traded in the secondary market and, therefore, subject to discounts), as they are easier to prepay and permit financing of up to 100% of the purchase price (as stated by the applicable local regulation), although banks limit such maximum financing portion based on internal credit policies and economic cycles, among others.

The following table sets forth the composition of our residential mortgage loan portfolio by product type:

	As of December 31, 2022
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$, except percentages)
Secured Residential Mortgage Loans(1)
Loans financed with Mortgage Bonds	Ch$	3,892	0.03%
Mutuos Hipotecarios		11,412,262	99.97
Total Secured Residential Mortgage Loans	Ch$	11,416,154	100.00%

(1)	Corresponds to the Bank’s total secured residential mortgage loans and not only those associated with the Individuals and SME Area.

As shown above, as of December 31, 2022 residential mortgage loans related to Mutuos Hipotecarios represented 99.97% of our total residential mortgage loan portfolio, while the remaining 0.03% corresponded to mortgage loans financed with Mortgage Bonds. As of the same date, the Mutuos Hipotecarios portfolio had an average origination period of 16.1 years (the period from the date when the loans were granted to the specified date). Conversely, as of December 31, 2022, loans financed with Mortgage Bonds had an average origination period of 4.6 years (the period from the date when the loans were granted). In terms of credit risk, in 2022, loans related to Mutuos Hipotecarios, as well as those financed with Mortgage Bonds, had low gross (before recoveries) credit risk ratios of -0.21% and 0,09%, respectively. It is important to mention that the residential mortgage loan portfolio financed with Mortgage Bonds is annually decreasing in an amount, and as a proportion of, the total residential mortgage loan portfolio because it is composed of old loans and the instrument is no longer offered by us.

Regarding Mortgage Bonds that finance residential mortgage loans, the Bank is solely responsible for the payment of the Mortgage Bond obligation to the mortgage bond holders, regardless of the payment behavior of the residential mortgage borrower. Accordingly, in the ordinary course of business, none of our residential mortgage loans serves as a guarantee or collateral for our mortgage bonds.

Credit–granting Requirements

Requirements (in millions of Ch$, except percentages)
Loan–to–Value Ratio	≤ 80%	> 80%
New Customers(1)
Employed
Years employed	≥ 1 year	≥ 1 year
Monthly Income	≥ Ch$0.5	≥ Ch$2.1
Self-Employed
Years Employed(2)	≥ 2 years	≥ 2 years
Monthly Income	≥ Ch$0.5	≥ Ch$2.1
New Customers with a University degree(3)
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

During 2022, only 0.7% of the residential mortgage loans granted to our customers financed between 90% and 100% of the property value. Similarly, during 2022, loans financing between 75% and 90% of the property appraised value represented 45% of these loans, loans financing between 50% and 75% of the property value represented 43.8% of these loans, and loans financing less than 50% of the property value represented 10.5% of these loans. According to our prudent risk approach, we have been tightening our credit granting policy for residential mortgage loans by restricting the loan financing limit as a percentage of the property’s value, although higher financing may be granted to longstanding customers within specific segments. This explains the decrease in the share of residential mortgage loans that financed between 90% and 100% of the property value over the last years, from 14.9% in 2015 to 0.7% in 2022.

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

	As of December 31, 2022
	Outstanding Balance		LTV(2)(3)	% of Bank’s Total Loans
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$, except percentages)
Secured Loans(1)
Residential Mortgage Loans	Ch$	11,416,154	67.8%	31.1%
Other than mortgage loans		1,199,297	22.1	3.3
Total Secured Loans	Ch$	12,615,451	74.9%	34.4%

(1)	Corresponds to the Bank’s total secured loans and not only those associated with the Retail Banking Segment.

(2)	LTV ratio is computed as the amount of secured loans divided by the value of their associated collateral.

(3)	For other-than-mortgage loans, the LTV ratio is computed as the amount of the excess guarantee (after deductions) of the balance of the associated residential mortgage loans, as those guarantees are initially established in order to secure the residential mortgage loan.

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

In addition, the following table sets forth the composition of the other-than-mortgage loans secured by real estate guarantees:

	As of December 31, 2022
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$, except percentages)
Secured Other-than-Mortgage Loans(1)
Consumer Loans	Ch$	819,410	68.3%
Credit Cards		326,982	27.3
Credit Lines		52,904	4.4
Total Secured Other-than-Mortgage Loans	Ch$	1,199,297	100.0%

(1)	Corresponds to the Bank’s total secured Other-than-Mortgage Loans and not only those associated with the Retail Banking Segment.

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

Credit Cards

As of December 31, 2022, we issued both individual and corporate Visa and MasterCard credit cards. In addition to traditional credit cards, our portfolio also includes co-branded cards. As of December 31, 2022, we had two loyalty programs or cobranding agreements, namely “Travel Club” and “Entel Visa”. Credit cards issued under these cobranding agreements supplemented the credit cards that we issued under the brand names Banco de Chile and Banco Edwards-Citi. In addition, as of December 31, 2022, we offered 18 types of credit cards, targeting diverse types of segments and encompassing different benefits, including: Visa Corporate, Visa Corporate Signature, Visa Dorada, Visa Infinite, Visa Infinite Plus, Visa Internacional, Visa Platinum, Visa Platinum Pyme, Visa Pyme/Empresarial, Visa Signature, Visa Signature Entel, Visa FAN Internacional, MasterCard Black, MasterCard Dorada, MasterCard Internacional, MasterCard Platinum, MasterCard Corporate and MasterCard Corporate Executive.

Our affiliate, Transbank S.A., provides us with services related to payment transactions support. As of December 31, 2022, Transbank S.A. had 11 shareholders (including us) and as of the same date, our equity ownership in Transbank S.A. was 26.16%.

Also, in order to promote the four-party model in the credit card business by increasing competition in the processing market, on November 29, 2021, the shareholder banks of Nexus S.A., including us, sold 100% of the respective shares that each held in Nexus. On September 30, 2022, after being approved by the CMF and the National Economic Prosecutor, the transaction was officially closed and the full control of Nexus was taken by the acquirer. Accordingly, Banco de Chile, together with the rest of the shareholder banks, ceased to be shareholders of Nexus on the same date.

As of December 31, 2022, we had 1,397,135 valid credit card accounts, with 1,609,994 credit cards issued to individuals and small and medium sized companies (according to the CMF), held by 1,186,328 customers. Total charges on our credit cards during 2022 amounted to approximately Ch$6,791,999 million, with Ch$6,300,298 million corresponding to purchases in Chile and abroad and Ch$491,702 million corresponding to cash withdrawals both within Chile and abroad. The amount of purchases made by our customers accounted for 17.4% of the total purchase volume of banks’ credit cards in 2022, according to statistics provided by the CMF. Similarly, our market share in terms of cash withdrawals and automatic bill charges were 13.8% and 17.3% as of the same date, according to the CMF.

As of December 31, 2022, our credit card loans to individuals and small and medium sized companies amounted to Ch$1,619,618 million and represented 32.5% of our retail market business segment’s consumer loans.

We believe that the Chilean market for credit cards has attractive growth potential, especially among lower- and middle-income customer segments, where banking penetration is still low. Likewise, fees associated with credit cars should continue to decline due to increasing competition from traditional banks operating in Chile and non-banking players, such as large department stores and other companies, from diverse industries, involved in the issuance of credit cards. As a result, we strive to develop customized commercial strategies to reinforce this payment channel by applying business intelligence tools that enable us to satisfy the needs of our diverse customer base. Also, following the new rules issued in the last years by our regulator, the processing and merchant acquiring services for credit and debit cards (particularly related to new acquirers) may now be accomplished through a four-party mechanism, in order to facilitate the entry of new players. In this context, a technical committee is responsible for determining the maximum interchange fees that may be charged by credit card issuers (such as banks, including us) to companies that provide merchant acquiring services. Since its inception functioning the technical committee has reduced the maximum interchange fees twice, which results in lower fee income for banks. For more information see Item 3. Key Information–Risk Factors–Risks Relating to our Operations and the Chilean Banking Industry–Stricter banking regulations and changes in law may constrain our operations and thereby adversely affect our financial condition and results of operations–Other Legal and Regulatory Requirements.

As of the date of this annual report, some competitors have already begun to create new merchant payment processing subsidiaries (also known as “acquirers” or companies in charge of payment processing), which may change the market dynamics in the future.

Commercial Credits

Commercial credits granted by our Retail Banking Segment mainly consist of project financing, long-term financing and working capital loans granted to small and medium sized companies, which are denominated in Chilean pesos, UF and U.S. dollars and may bear fixed or variable rates of interest with average maturities of approximately four years (excluding non-residential mortgage loans). As of December 31, 2022, our Retail Banking Segment had outstanding commercial loans of Ch$5,813,934 million, representing 25.3% of the retail banking segment’s total loans and 15.8% of our total loans as of the same date.

Leasing Contracts

Leasing contracts are financial leases for capital equipment and property. Leasing contracts may bear fixed or variable interest rates and they generally have terms that range from one to five years for equipment and from five to 20 years for properties. Most of these contracts are denominated in UF. As of December 31, 2022, our Retail Banking Segment had outstanding leasing contracts of Ch$527,404 million, representing 2.3% of the retail banking segment’s total loans and 1.4% of our total loans as of the same date.

Lines of Credit

As of December 31, 2022, the Retail Banking Segment had approximately 996,069 approved lines of credit to individual customers and small and medium sized companies. Also, the unit had outstanding advances to 490,884 individual customers and small and medium sized companies that totaled Ch$252,612 million, or 1.1% of the retail banking segment’s total loans and 0.7% of our total loans.

Our lines of credit for individual customers are generally available on a revolving basis, up to an approved credit limit, and may be used for any purpose. Advances under lines of credit are denominated in Chilean pesos and bear an interest rate that is set monthly.

Debit Cards

We offer different types of debit cards to our customers. Depending on their specifications, these cards can be used for banking transactions at ATMs that operate on the local network provided by Redbanc and the local network of merchants participating in the local Redcompra debit program. Also, our debit cards can be used internationally through the Visa International PLUS network or the international network of merchants associated with the Electron program. We name these debit cards depending on the card’s specific features and the link between the brand and target market which they serve. During 2022, we offered the following debit cards: Visa Infinite, Visa Estándar, Visa Estandar FAN, Visa Signature, Visa Platinum, Visa Debit Business and debit cards for companies. As of December 31, 2022, according to the CMF, we held a 11.3% market share of debit card transactions, which corresponds to approximately 340 million transactions throughout the year, according to the CMF.

Deposit Products

We strategically offer deposit products to increase our deposit-taking activities as a means of diversifying our sources of funding. We believe that the deposits of our individual customers provide us with a relatively low-cost, stable source of funding, as well as an opportunity to cross-market our other products and services. In this regard, we offer current accounts, time deposits and savings accounts to our individual customers. Current accounts are Chilean peso-denominated and the majority bear no interest (approximately 0.05% or 560 of our total current accounts are interest-bearing), and savings accounts are denominated in UF and bear a fixed-interest rate. Time deposits may be denominated in Chilean pesos, UF and U.S. dollars and most of them bear interest at a fixed rate with terms that range between seven to 360 days.

While demand has historically been focused on UF-denominated deposits during periods of high inflation, demand for Chilean peso-denominated deposits has increased in recent years as a consequence of lower and more stable inflation rates in Chile.

During the COVID-19 pandemic, particularly in 2020 and 2021, we experienced a significant increase in demand deposit balances, which was aligned with historically low interest rates, whichreflected the decisions made by the Central Bank in order to promote liquidity in the banking system and the whole economy by keeping the reference rate at 0.5% during 15 months starting April 2020, leading depositors to prefer liquidity over profitability and, therefore, moving from time deposits to demand deposits. This effect, together with an extraordinary increase in liquidity prompted by pension funds withdrawals, as permitted by the Chilean Congress, resulted in annual expansions of 33.9% and 22.3% in 2020 and 2021, respectively, in year-end demand deposit balances. Once the worst of the pandemic was over, the boost in household spending caused by the liquidity surplus seen in the economy, in conjunction with other external factors, had a direct impact on inflation, which increased 7.2% in 2021 and 12.8% in 2022. As a result, the Central Bank then adopted an aggressive monetary policy intended to dampen inflation by constraining the money supply in the economy through consecutive hikes in the monetary policy interest rate, which increased form 0.5% in July 2021 to 4.00% in December 2021 and to 11.25% in December 2022. As a consequence of both the higher opportunity cost of funds and the loss in purchasing power due to inflation, depositors began to move from demand deposits to short-term time deposits, which resulted in a decline of 27.8% in year-end total demand deposit balances for us in 2022. . These trends were reflected in the Retail Banking Segment where, based on our management information system, annual average balances of current accounts and demand deposits managed by our Retail Banking Segment increased by 42.9% in 2021 and declined by 12.5% in 2022.

Wholesale Banking Segment

Our wholesale banking segment serves the needs of corporate customers. In 2022, this business segment recorded annual operating revenues of approximately Ch$1,008,418 million, which represented 32.1% of our total operating revenues. Also, for the year ended December 31, 2022 this segment recorded an income before income tax of Ch$716,886 million, which represented 41.3% of our consolidated income before income tax. As of December 31, 2022, loans granted by this business segment amounted to Ch$13,731,449 million and represented 37.4% of our total loan portfolio.

The following table sets forth the composition of our portfolio of loans to the wholesale market in accordance with our internal reporting policies, as of December 31, 2022:

	As of December 31, 2022
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$, except percentages)
Commercial credits	Ch$	10,204,713	74.3%
Foreign trade loans		1,561,738	11.4
Leasing loans		1,253,990	9.1
Factoring loans		569,923	4.2
Other loans		141,086	1.0
Total	Ch$	13,731,449	100.0%

As of December 31, 2022, we had 11,168 debtors out of a total of 30,308 core customers (those holding either a loan or a current account with us). Our wholesale customers are engaged in a wide range of economic sectors. As of December 31, 2022, loans granted by our wholesale banking segment were mainly related to:

●	financial services (approximately 19.6% of all loans granted by this business segment);

●	manufacturing (approximately 10.7% of all loans granted by this business segment);

●	construction (approximately 9.5% of all loans granted by this business segment);

●	commerce and trade (approximately 9.3% of all loans granted by this business segment);

●	communication and transportation (approximately 7.8% of all loans granted by this business segment);

●	agriculture, forestry and fishing (approximately 6.0% of all loans granted by this business segment);

●	community, social and personal services (approximately 2.5% of all loans granted by this business segment);

●	utilities (approximately 1.9% of all loans granted by this business segment); and

●	mining (approximately 1.4% of all loans granted by this business segment).

In line with our strategy of identifying and differentiating market segments in order to provide improved value propositions for a diversified customer base, three of our areas provide our wholesale customer base with banking and financial products and services: (i) the Corporate Area, (ii) the Special Business Area and (iii) the Large Companies Area.

Corporate Area

The Corporate Area provides banking products and services to corporations with annual sales exceeding UF 3.0 million (approximately Ch$105,300 million as of December 31, 2022). This area’s customers consist of a large proportion of Chile’s publicly-traded and non-listed companies, subsidiaries of multinational companies and conglomerates operating in Chile (including those operating in the financial, commercial, manufacturing, industrial and infrastructure sectors), projects and concessions, as well as family offices (wealth management). Thus, in addition to traditional lending products, this area offers a wide range of non-lending services related to project finance, deal structuring associated with business acquisitions, cash management, deposits and funds administration, financial advisory, among others. Also, this area is in charge of coordinating and overseeing both our Leasing Business and our International Private Banking Unit.

As of December 31, 2022, the Corporate Area had approximately 1,006 debtors out of a total of approximately 4,173 core customers (those holding either a current account or a loan with us). Also, this area managed total outstanding loans of Ch$5,784,256 million, which represented 15.8% of our total loan book as of the same date.

The following table sets forth the composition of our Corporate Area’s loan portfolio in accordance with our internal reporting policies, as of December 31, 2022:

	As of December 31, 2022
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$, except percentages)
Commercial credits	Ch$	4,549,243	78.6%
Foreign trade loans		682,976	11.8
Factoring loans		134,251	2.3
Leasing loans		347,252	6.0
Other loans		70,535	1.2
Total	Ch$	5,784,256	100.0%

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

In cash management, as of December 31, 2022, we were party to approximately 9,905 payment service contracts and approximately 873 collection service agreements with corporations. We believe that cash management and payment service contracts, in particular, provide us with a source of low-cost deposits and the opportunity to cross sell our products and fees to payees, many of whom maintain accounts with us. Under our collection contracts, we act as a collection agent for our corporate customers, providing centralized collection services for their accounts receivable and other similar payments. For the year ended December 31, 2022, joint volumes associated with collection and payment agreements increased by approximately 15.9% when compared to 2021.

In order to provide highly competitive and differentiated services, in conjunction with our Treasury and Money Market Operations segment, our Corporate Area offers to its customer diverse solutions to over their liquidity, short-term loans and hedging needs. Similarly, we offer derivative products, which we believe have become increasingly important, especially those associated with Chilean peso-U.S. dollar and UF-U.S. dollar forward contracts, cross currency swaps, interest rate swaps and options, among other derivative products.

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

In 2022, the business area focused on the offering of traditional and specialized financing loans for corporate customers, in addition to leasing loans, trade finance loans and factoring products. The Corporate Area grew 13.2% in total loans, mainly as a result of increases year over year of 9.0% in commercial credits, 45.0% in trade finance loans and 46.1% factoring loans. This growth was principally driven by revised value offerings oriented to adjust products to specific customers’ needs by means of specific initiatives supported by business intelligence tools. In relation to transactional services, this area experienced significant improvement in payments and collections, associated with specific agreement with corporate customers to pay services provided by them (or payroll) or collecting payments from their customers.

In addition, the Corporate Area offers specialized services of assets custody and financial advisory in diverse matters such as capital increases, purchase and sale of shares, private equity placements, public share offerings, mergers and acquisitions, capital markets, initial public offerings and bond placements. Thus, in 2022 the Corporate Area benefited from cross-selling, such as investment banking services offered through our investment banking subsidiary (Banchile Asesoría Financiera). During 2022, revenues from this subsidiary increased 74.2% when compared to 2021, having participated in some of the largest transactions in the local market, particularly in some of those associated with mergers and acquisitions. Also, the subsidiary maintained its leadership position in investment banking while being recognized as the “Best Investment Bank in Chile” by Global Finance for the fourth consecutive year.

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

As of December 31, 2022, our Special Businesses Area had approximately 761 borrowers out of a total of 7,238 core customers (those holding either a current account or a loan with us). In addition, as of the same date, loans granted by this area accounted for Ch$2,527,435 million, which represented 6.9% of our total loans.

The following table displays the loan portfolio composition of the Special Businesses Area, in accordance with our internal reporting policies, as of December 31, 2022:

	As of December 31, 2022
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$, except percentages)
Commercial credits	Ch$	2,406,086	95.2%
Leasing loans		67,179	2.7
Other loans		54,170	2.1
Total	Ch$	2,527,435	100.0%

During 2022 the Special Businesses Area continued to deploy a differentiation strategy focused on the family office sub-segment. In this group of customers, relationships are crucial and, therefore, this area has concentrated on reinforcing the team’s capabilities while establishing a collaborative work relationship with our subsidiaries Banchile Administradora General de Fondos (mutual funds management) and Banchile Corredora de Bolsa (securities brokerage) in order to offer a wide array of wealth management services and products based on our knowledge of our customers. The Special Businesses Area recorded an annual decrease of 3.1% in total loans during 2022, particularly concentrated in commercial credits.

Large Companies Area

Our Large Companies Area provides companies, with annual sales that range from UF 70,000 (approximately Ch$2,460 million as of December 31, 2022) to UF 3.0 million (approximately Ch$105,300 million as of December 31, 2022), with a broad range of financial products and services. Customers served by this area are those related to the commercial, manufacturing, agricultural, forestry, fishing and infrastructure sectors, among others.

As of December 31, 2022, we had 9,330 large company debtors out of a total of 18,824 core customers (those holding either a current account or a loan with us). Loans granted by the Large Companies Area amounted to Ch$5,419,758 million as of the same date, which represented 14.8% of our total loans.

The following table sets forth the loan portfolio composition of the Large Companies  Area, in accordance with our internal reporting policies, as of December 31, 2022:

	As of December 31, 2022
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$, except percentages)
Commercial credits	Ch$	3,249,382	60.0%
Leasing loans		1,052,560	19.4
Foreign trade loans		873,324	16.1
Factoring loans		178,884	3.3
Other loans		65,608	1.2
Total	Ch$	5,419,758	100.0%

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

In 2022, the Large Companies Area prioritized a customer centric approach in order to maintain a market-leading position in commercial loans while providing more diverse lending products to customers in a context of an economic slowdown. Based on these efforts, the Large Companies Area managed to increase total loans by 2.4%. This advance was mainly supported by significant expansions of 24.2% and 13.5% in trade finance and leasing loans, respectively, which allowed the Area to offset a 5.1% decline in commercial credits. The positive evolution in trade finance and leasing loans was helped by our revised value offerings aimed at improving the fit with our customers’ needs by designing tailored contractual terms. , the contraction in commercial credits was the consequence of both the economic slowdown that reduced demand for loans while making credit requirements stricter and also due to a high comparison base given the positive impact of Fogape-Reactiva loans (government-guaranteed loans) in 2021.

Our factoring and leasing businesses are part of the Large Companies Area. During 2022, we posted an annual increase of 29.3% and 10.1% in year-end balances of factoring and leasing loans, respectively, for the Bank as a whole. The foreign trade business is also managed by our Large Companies Area, although balances and results are allocated to different business areas depending on the customer who performs the transaction. During 2022, the foreign trade business recorded a 30.4% increase in loan balances for the Bank as a whole, mainly associated with revised value offerings that pursue to reactivate the product as mentioned above.

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

Regarding funding functions, during 2022, we continued to develop a funding diversification strategy by conducting important transactions in Chile and abroad. This strategy is aimed at maintaining a competitive cost of funding that supports the value offerings we provide to our wide customer base and improving our liquidity by issuing debt of longer maturities that match long-term assets. For that reason, we are continually seeking alternative sources, types of instruments and markets. We generally conduct international bond issuances only if the cost (including costs of interest rate swaps and other transactional expenses) is below the cost of raising funds locally and the currency or interest rate exposure is fully hedged via cross currency swaps.

We are constantly striving to diversify our liability structure in terms of sources, types of instruments and markets with the aim of maintaining a competitive cost of funding and improving our liquidity. In 2022, we carried out the following debt placements:

●	Approximately Ch$1,088,897 million (denominated in UF) within the local market. These debt placements had maturities ranging from 11 to 19 years, while bearing premium spreads over the relevant benchmark.

●	We also carried out a debt placement in the international capital markets for Ch$51,670 in Peru with a 20-year maturity, taking advantage of our higher credit rating within Chile and the Latin American region, which enabled us to benefit from liquidity and lower interest rates. This placement was accompanied by a cross currency swap hedge arrangement in order to offset any effects associated with changes in foreign exchange that could impact our cost of funding.

●	Furthermore, we continued to utilize short-term funding associated with our commercial paper program, which provides us with premium funding for Trade Finance transactions. During 2022, we issued a total amount of approximately Ch$215,249 million. As of December 31, 2022, we had an outstanding balance of approximately Ch$108,182 million.

The funding functions carried out by our Treasury area are complemented by our international area, namely International Financial Institutions (“IFI”), which manages relations with correspondent banks worldwide, facilitating international payments and obtaining foreign currency financing for us. As of December 31, 2022, we have established a network of approximately 600 foreign banks, among which we maintained credit relationships with approximately 120 correspondent banks, from which we maintained 17 account relationships. IFI played an important role in structuring international transactions aimed at diversifying our funding.

From the business perspective, our Treasury and Money Market segment recorded operating revenues of Ch$110,547 million in 2022, which was Ch$62,215 million higher than the amount recorded in 2021. This performance was based on a proactive management of our trading and investment portfolios that benefited from changes in market factors such as inflation and interest rates, which was coupled with higher gains from the management of the intra-day FX position amid increased volatility in the exchange rate.

Regarding the management of our securities portfolio, as of December 31, 2022, the portfolio amounted to Ch$8,560,817 million and was composed of financial instruments measured at fair value through other comprehensive income that totaled Ch$3,967,392 million, securities held for trading amounting to Ch$3,691,070 million and financial instruments at amortized cost (held-to-maturity) totaling Ch$902,355 million. As for the type of instruments included in our securities portfolio, as of December 31, 2022, 72.7% consisted of securities issued by the Central Bank and the Chilean Government, 21.8% consisted of securities issued by local financial institutions, and 5.5% consisted of securities issued by non-financial Chilean corporate issuers, foreign issuers and other securities. Our investment strategy is designed to supplement our expected profitability, risks and economic variable projections while adhering to the regulatory guidelines and internal limits defined by our finance committee. In this regard, neither proprietary trading nor speculation on equity holdings are business goals for us and, therefore, equity instruments only represented 0.07% of our investment portfolio as of December 31, 2022.

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

The following table sets forth information with respect to our financial services subsidiaries in accordance with our internal reporting policies as of December 31, 2022:

	As of December 31, 2022
BANK’S INTERNAL REPORTING POLICIES	Assets		Equity		Net Income
	(in millions of Ch$)
Banchile Corredores de Bolsa S.A.	Ch$	837,082	Ch$	156,330	Ch$	42,409
Banchile Administradora General de Fondos S.A.		61,355		40,877		29,965
Banchile Corredores de Seguros Ltda.		22,419		5,637		7,414
Banchile Asesoria Financiera S.A.		6,007		4,699		4,521
Socofin S.A.		11,243		2,102		591
Total	Ch$	938,106	Ch$	209,645	Ch$	84,900

The following table sets forth information with respect to our ownership interest in our financial services subsidiaries as of December 31, 2022:

	Ownership Interest
BANK’S INTERNAL REPORTING POLICIES	Direct (%)	Indirect (%)	Total (%)
Banchile Corredores de Bolsa S.A.	99.70%	0.30%	100.00%
Banchile Administradora General de Fondos S.A.	99.98	0.02	100.00
Banchile Corredores de Seguros Ltda.	99.83	0.17	100.00
Banchile Asesoria Financiera S.A.	99.96	—	99.96
Socofin S.A.	99.00%	1.00%	100.00%

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

During the year ended December 31, 2022, Banchile Corredores de Bolsa S.A. recorded an aggregate stock trading turnover on the Santiago Stock Exchange and the Chilean Electronic Stock Exchange that amounted to approximately Ch$7,541,634 million, which represented a 10.8% market share within the Chilean stock market.

Also, as of December 31, 2022, Banchile Corredores de Bolsa S.A. had equity amounting to Ch$156,330 million and, for the year ended December 31, 2022, recorded net income of Ch$42,409 million, which represented 3.3% of our consolidated net income for that period (under the bank’s internal reporting policies).

Mutual and Investment Fund Management

Since 1980, we have provided mutual fund management services through Banchile Administradora General de Fondos S.A. (formerly Banchile Administradora de Fondos Mutuos S.A.). As of December 31, 2022, according to data published by the Chilean Association of Mutual Funds, Banchile Administradora General de Fondos S.A. was the largest mutual fund manager in Chile, managing approximately 22.2% of all Chilean mutual funds’ assets. Also, as of December 31, 2022, Banchile Administradora General de Fondos S.A. operated 57 mutual funds and had Ch$ 9,170,710 million in assets under management owned by 362,591 corporate and individual investors. As of the same date, Banchile Administradora General de Fondos S.A. operated 56 public investment funds. Banchile managed Ch$1,456,456 million in net assets associated with these public investment funds on behalf of 1,632 participants. As of December 31, 2022, Banchile managed 5 private investment funds of Ch$59,418 million in net assets associated with these private investment funds on behalf of 94 participants. During 2022, Banchile Administradora General de Fondos S.A. created seven new mutual funds and 16 new public investment funds. No private investment funds were created in 2022.

The mutual and investment funds mentioned above are managed by Banchile Administradora General de Fondos S.A., but neither the Bank nor Banchile Administradora General de Fondos S.A. have ownership of these funds and, accordingly, they are not booked in our audited consolidated financial statements.

The following table sets forth information regarding the various mutual funds managed by Banchile Administradora General de Fondos S.A. as of December 31, 2022:

		As of December 31, 2022
Name of Fund	Type of Fund	Net Asset Value (in millions of Ch$)		Number of Investors
Alianza	Fixed income (medium/long term)		31,945	3,529
Asia	Equity		4,317	1,189
Asiatico Accionario	Equity		10,858	1,290
Banchile Agresivo	Blend		3,154	1,090
Banchile Conservador	Blend		2,194	1,072
Banchile Moderado	Blend		2,550	1,020
Banchile Renta Lp	Fixed income (medium/long term)		7,983	1,606
Banchile-Acciones	Equity		30,466	7,648
Capital Empresarial	Fixed income (short term)		2,170,175	30,412
Capital Financiero	Fixed income (short term)		1,086,345	21,095
Corporate Dollar	Fixed income (short term)		1,502,571	37,397
Crecimiento	Fixed income (medium/long term)		237,434	19,654
Depósito Plus X	Structured		33,450	808
Depósito Plus XI	Structured		21,786	366
Depósito Plus XII	Structured		36,157	721
Deposito XXI	Fixed income (medium/long term)		144,937	12,304
Deuda Dolar	Fixed income (medium/long term)		157,607	3,127
Deuda Estatal UF 3-5	Fixed income (medium/long term)		8,304	843
Disponible	Fixed income (short term)		249,176	50,716
Emerging	Equity		5,861	1,701
Emerging Market	Equity		6,409	676
Estrategia Agresiva	Blend		6,137	809
Estrategia Cons	Blend		13,183	1,652
Estrategia Moderada	Blend		24,744	1,862
Estrategico	Fixed income (medium/long term)		641,535	21,908
Estructurado Dólar	Structured		36,842	706
Estructurado UF V Chile	Structured		40,530	1,054
Europa Desarrollada	Equity		9,192	1,616
Fm Bch Pa Usd Mod	Blend		56,843	1,696
Fondo Mutuo Banchile Depósito Plus IX	Structured		88,640	1,840
Fondo Mutuo Chile Blue Chip Index Fund	Equity		2,277	381
Fondo Mutuo Cobertura Deuda Global	Fixed income (medium/long term)		1,285	179
Global Dollar	Equity		17,988	629
Global High Yield	Fixed income (medium/long term)		631	53
Global Mid Cap	Equity		7,810	1,052
Horizonte	Fixed income (medium/long term)		103,028	3,783
Inversion Brasil	Equity		3,404	845
Inversion China	Equity		6,310	1,076
Inversion USA	Equity		59,737	3,896
Inversiones Alternat	Blend		130	145
Japón Accionario	Equity		896	430
Latam Corporate Investment Grade	Fixed income (medium/long term)		23,534	1,084
Latam Mid Cap	Equity		5,729	2,159
Liquidez 2000	Fixed income (short term)		311,848	40,677
Port Act Agresivo	Blend		91,657	4,823
Port Act Controlado	Blend		277,015	11,236
Port Act Equilibrado	Blend		363,787	14,060
Port Act Moderado	Blend		504,072	16,610
Port Act Potenciado	Blend		180,204	7,903
Portafolio Activo Dolar Agresivo	Blend		6,102	177
Portafolio Activo Dolar Conservador	Blend		6,449	110
Renta Futura	Fixed income (medium/long term)		77,923	3,615
Retorno L.P. UF	Fixed income (medium/long term)		60,497	2,844
Selección Acciones Chilenas	Equity		31,081	240
U.S. Dollar	Equity		31,825	1,074
Us Mid Cap	Equity		19,941	1,557
Utilidades	Fixed income (medium/long term)		304,226	10,546
Total		Ch$	9,170,710	362,591

The following table sets forth information regarding the investment funds managed by Banchile Administradora General de Fondos S.A. as of December 31, 2022:

		As of December 31, 2022
Name of Fund	Type of Fund	Net Asset Value (in millions of Ch$)	Number of Investors
Rem. F.I. Small Cap	Public	66,449	16
Remu Fi ($) Banchile Marketplus Tecnologia	Public	660	3
Remu Fi ($) Banchile Blackrock Esg	Public	9,565	5
Remu Fi (Us$) Allvp IV	Public	0	0
Remu Fi ($) Banchile Global Megatendencias	Public	70	2
Remu Fi ($) Banchile Marketplus UK	Public	250	2
Remu ($) Banchile Blackrock Japón	Public	0	1
Remu (Us$) Blackrock Private Opportunities V	Public	0	0
Rem. F.I.($) Latam Small Mid Cap	Public	3,089	3
Remu F.I. Europe Equity	Public	953	7
Remu F.I. Usa Equity	Public	12,682	10
Rem F.I. Market Plus Global	Public	123,113	45
Rem F.I. Market Plus EEUU	Public	67,655	24
Remu F.I. Emerging Equity	Public	3,442	2
Remu F.I Marketplus Europa	Public	6,827	5
Remu Fi Marketplus Emergente	Public	27,867	19
Remu Fi ($) Banchile Oro	Public	2,576	7
Remu Fi ($) Global Real Estate	Public	16,492	12
Remu Fi ($) Marketplus Japón	Public	2,011	3
Remu Fi ($) Banchile Equity Tr	Public	654	3
Remu Fi ($) Banchile Deuda Dol	Public	9,223	4
Remu Fi ($) Banchile Proyección	Public	33,421	2
Remu Fi ($) Banchile Proyección UF Plus II	Public	28,883	46
Rem.($) F.I. Chile Blend	Public	32,572	9
Rem. F.I. Latam Corp.High Yield	Public	6,740	93
Remu F.I. ($) Deuda Chilena	Public	287,689	254
Rem. F.I. Deuda Global	Public	24,767	71
Remu F.I. Deuda Alto Rendimiento	Public	22,684	19
Remu Fi ($) Edr Fund Emerging Credit	Public	3,108	4
Remu Fi (Us$) Banchile Ag Dl IV	Public	10,011	1
Remu Fi (Us$) Banchile Real Estate USA I	Public	98,959	4
Remu Fi (Us$) Banchile F2 Vc III	Public	537	4
Remu Fi (Us$) Private Opportun	Public	7,826	1
Remu Fi (Us$) Pe Secondary Deal I	Public	5,226	4
Remu Fi (Us$) F2 Vc Select Fund I	Public	707	4
Remu Fi (Us$) Real Estate Usa II	Public	38,645	4
Remu Fi (Us$) Schroder Private Equity Evergreen	Public	6,540	2
Remu ($) Deuda Privada I	Public	43,953	2
Remu Fi (Eur$) Axon Aurora II	Public	0	0
Remu (Us$) Fi Pe Secondary Deal II	Public	24,098	7
Remu Fi (Us$) Vc Allvp IV	Public	71	3
Rem. F.I.($) Banch. Plusvalia Eficiente	Public	11,726	23
Rem. F.I. Banchile Rentas Inmobiliarias I	Public	143,036	94
Rem F.I. ($) Renta Habitacionales	Public	4,813	54
Rem Fi Inmobiliario VIII	Public	1,108	4
Remu Fi Desarr.Y Rtas.Resid.	Public	28,280	286
Remu F.I Inver. Inmobiliario IX	Public	15,416	300
Remu F.I United States Propert	Public	5,015	19
Remu Fi ($) Desarrollo Inmobiliario Peru-Colombia	Public	13,979	15
Remu Fi European Value Partners II	Public	5,159	6
Remu Fi Infraestructura Chile I	Public	76,924	10
Remu Fi ($) Inmobiliario X	Public	54,186	8
Remu Fi (Us$) Ag Direct Lendin	Public	6,364	6
Remu Fi ($) Inmobiliario XI	Public	54,292	19
Remu Fi (Us$) Energias Renovab	Public	3,190	39
Remu Fi (Eur$) Axon Aurora I	Public	2,953	42
Rem.($)F.I.P. Inmob.Capitolio	Private	21,626	29
Remu Fip (Us$) Rentas Perú I	Private	12,239	1
Remu Fi (Us$) Privado F2	Private	11,282	6
Remu Fip (Us$) Allvp III	Private	3,036	10
Rem. (Us$) F.I.P. Rentas Inmob	Private	11,235	48
Total		Ch$ 1,515,874	1,726

As of December 31, 2022, Banchile Administradora General de Fondos S.A. had equity of Ch$40,877 million and, for the year ended December 31, 2022, net income of Ch$29,965 million, which represented 2.3% of our 2022 consolidated net income (under the bank’s internal reporting policies).

Insurance Brokerage

We provide insurance brokerage services to our customers through Banchile Corredores de Seguros Limitada (Banchile Corredores de Seguros LTDA.). In 2000, we began to offer life insurance policies associated with consumer loans and non-credit related insurance to our individual customers and the general public. As of December 31, 2022, Banchile Corredores de Seguros Limitada had equity of Ch$5,637 million and, for the year ended December 31, 2022 it recorded net income of Ch$7,414 million, which represented 0.6% of our 2022 consolidated net income (under the bank’s internal reporting policies). According to data published by the CMF, as of December 31, 2022, Banchile Corredores de Seguros Limitada had a 3.2% market share in the total amount of life and casualty insurance policies (in Chilean pesos) sold by insurance brokerage companies in Chile, including life annuities.

Since 2019 we have partnered with Chubb Seguros Chile S.A. and Chubb Seguros de Vida Chile S.A., local subsidiaries of Chubb Limited, as our exclusive provider of life and non-life insurances to be distributed by our insurance brokerage subsidiary. For non-life products, the partnership became effective in June 2019, and for life products, it became effective in January 2020. The partnership does not include life and non-life insurance products that in accordance with local regulation must be publicly auctioned.

Financial Advisory Services

We provide financial advisory and other investment banking services to our customers through Banchile Asesoría Financiera S.A. The services offered by Banchile Asesoría Financiera S.A. are primarily targeted to our corporate customers and include advisory services concerning mergers and acquisitions, restructuring, project finance and strategic alliances. As of December 31, 2022, Banchile Asesoría Financiera S.A. had equity of Ch$4,699 million and, for the year ended December 31, 2022, recorded net income of Ch$4,521 million, which represented 0.3% of our 2022 consolidated net income (under the bank’s internal reporting policies).

Collection Services

Socofin S.A. provides judicial and extra judicial loan collection services to the Bank. As of December 31, 2022, Socofin S.A. had equity of Ch$2,102 million and, for the year ended December 31, 2022, and recorded a net income of Ch$591 million (under the bank’s internal reporting policies).

Distribution Channels and Electronic Banking

Our distribution network provides integrated financial services and products to our customers through a wide range of channels. The network includes ATMs, branches, internet-based banking platforms, mobile banking applications and call centers.

As of December 31, 2022, we had a network of 266 retail branches throughout Chile. Our branch system serves as a distribution network for all of the products and services offered to our customers. Our full-service branches accept deposits, cash withdrawals, offer the full range of our retail banking products, such as consumer loans, credit cards, mortgage loans and current accounts, and provide financial and non-financial information to current and potential customers. As of December 31, 2022, we had 1,696 ATMs that were part of a larger network of 7,438 ATMs operating in Chile, of which 4,699 ATMs operate under a network managed by Redbanc S.A.

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

Also, we provide our customers with access to a 24-hour phone-bank through which they can access account information and execute certain transactions. This service, through which we receive nearly 363,192 calls per month on average, has enabled us to develop customer loyalty campaigns, sell financial products and services, answer specialized inquiries and receive and resolve complaints by customers and non-customers.

Lastly, over the last years we have devoted efforts to enhance our mobile banking platforms by developing and launching diverse applications, including the mobile applications MiBanco, MiBanconexion, MiPago, and MiBeneficio. Similarly, we launched MiCuenta, MiPass, and MiSeguro. MiBanco is a mobile banking platform that enables our customers to perform most of the operations they can execute on our website, such as accessing their account balances, making bill payments and electronic money transfers, carrying out cash advances from credit cards to checking accounts. MiBanconexion is an application designed for treasury managers of companies or entrepreneurs, which allows our customers to make massive transfers, pay their use of credit lines and check movements in their demand account, among other functionalities. MiPago is a specialized mobile application that permits requests for reimbursements from other Banco de Chile’s customers and performs the transaction by generating and scanning a QR code, which reinforces the security standards for these types of operations. MiCuenta is a mobile application that enables users to make monthly payments associated with utility bills and other types of services. MiPass is a password-generating application that, among other features, allows users to set a list of money transfer recipients to make transfers without requiring another password-generating device. Also, we continued to expand our digital banking offerings by launching the new mobile application called MiInversion. This application serves as a portfolio management mobile platform for retail customers by enabling them to manage their investments in equity, fixed-income and mutual funds. Furthermore, we added new functionalities to these mobile applications by incorporating an on/off service for credit and debit cards in case of theft, misplacement or other security issues detected by the user, authorization of web transactions with MiPass, biometric access to MiBanco and MiBanconexion, through fingerprint, onsite payment in shops and commerce through MiPago, among other features. Likewise, we also added new functionalities by expanding our RedGiro service to permit our clients to perform transactions through their smartphones and added new functionalities to MiInversion, through which our customers are able to invest in time deposits while exchanging foreign currency. As of 2022, we have continued enhancing our mobile applications by improving existing functionalities.

The following table sets forth information regarding the evolution of the number of transactions carried out by customers and non-customers in our diverse distribution channels, as of December 31, 2020, 2021 and 2022:

	For the Year Ended December 31,			% Increase (Decrease)
BANK’S MANAGEMENT INFORMATION SYSTEM	2020	2021	2022	2020/2021	2021/2022
	(in millions of transactions)
Teller	20.4	18.9	18.0	(7.3)%	(5.0)%
ATMs	106.6	114.7	111.2	7.6	(3.0)
Website
Monetary Transactions	56.5	61.8	65.5	9.4	5.9
Non-monetary transactions	391.5	404.4	494.1	3.3	22.2
Mobile Banking	61.5	89.6	115.0	45.6	28.3
Total	636.6	689.5	803.8	8.3%	16.3%

Competition

Overview

The Chilean market for banking and other financial services is highly and increasingly competitive and consists of various market sectors. The most important sector is commercial banking with total loans (excluding operations of subsidiaries abroad) representing 85.8% of the Chilean GDP as of December 31, 2022. As of the same date, the Chilean banking industry consisted of 17 banks, 16 of which were private sector banks and one state-owned bank, namely, Banco del Estado. As of December 31, 2022, the six largest Chilean banks accounted for approximately 86.5% of all outstanding loans granted by Chilean financial institutions (excluding operations of subsidiaries abroad): Banco Santander—Chile (17.2%), Banco de Chile (16.3%), Scotiabank Chile (14.7%), Banco de Crédito e Inversiones (“BCI”) (14.3%), Banco del Estado (13.9%) and Itaú-Corpbanca (10.1%).

We face significant and increasing competition in all market segments in which we operate. As a comprehensive commercial bank that offers a wide range of services to all types of enterprises and individual customers, we deal with a variety of competitors, ranging from large private sector commercial banks to more specialized entities, such as “niche” banks. In addition, we face competition from other types of lenders, such as non-banking leasing, crowdfunding, factoring and automobile financing companies, especially in credit products, mutual funds, pension funds and insurance companies within the market for savings products and insurance companies in the market for mortgage loans. Furthermore, in recent years and given the high credit rating held by the country, as well as the liquidity observed in overseas markets, local middle market, corporations and multinational branches in Chile have increasingly replaced loans rendered by local banks with off-shore long-term debt. In addition, we face competition from other types of competitors, such as leasing, factoring and automobile financing companies (especially in lending products), as well as mutual funds, pension funds and insurance companies, within the market for savings and mortgage loans. Nevertheless, banks continue to be the main suppliers of leasing, factoring and mutual funds, while the insurance brokerage business has become an important component of the value offerings provided by banks.

Likewise, other non-traditional providers of financial services have emerged over the last years, such as e-commerce, local and foreign fintech companies, Telecom companies, like internet and mobile phone providers, and more recently some marketplaces that may set and provide offerings, in the form of temporary financing, directly to their customers or providers. These new ways of doing business are based on the disintermediation of traditional banking service providers while not being subject to the same capital requirements that banks are. Therefore, these providers represent a challenge for the traditional banking industry that may result in lowered margins in the future. In order to address these kinds of businesses, Law No. 21,521 was enacted in January 2023 with the aim of establishing a general framework for financial services provided through technological means (including banks) in order to protect financial customers and data privacy while preserving financial stability and strengthening anti money-laundering. For more information see Item 4. Information on the Company–Regulation and Supervition–Fintech Law.

Within the local banking industry, our primary competitors are the main private sector commercial banks in Chile, namely, Banco Santander—Chile, BCI, Scotiabank Chile, and Itaú-Corpbanca. Nevertheless, we also face competition from Banco del Estado, a state-owned bank, which has a larger customer base than we do. Banco del Estado, which operates under the same regulatory regime as Chilean private sector banks, was the fifth largest bank in Chile as of December 31, 2022, with outstanding total loans of Ch$31,368,758 million, representing a 13.9% market share (excluding operations of subsidiaries abroad), according to data published by the CMF.

In the retail market, we compete with other private sector Chilean banks, as well as with Banco del Estado, which has a large individual customer base. Among private sector banks, we believe our strongest competitors in this market are Banco Santander—Chile, Scotiabank Chile and BCI, as these banks have developed diversified business strategies focused on both small and medium-sized companies and lower to middle income segments of the Chilean population. In addition, we believe our strongest competitors in the high-income individual segment are Banco Santander—Chile and Banco Bice, as these banks rely on specialized business models that provide wealth management and traditional banking services, as we do.

Historically, commercial banks in Chile have competed in the retail market against each other, and finance companies and department stores, with the latter two having traditionally been focused on consumer loans to low and middle-income segments. However, finance companies gradually disappeared between the 1990s and 2000s, as most of them merged into the largest commercial banks that dominate the Chilean banking industry today. Also, by the end of 1990s, the Chilean financial industry witnessed the rise of non-traditional banking competitors, such as large department stores. During the 2000s, these players gained increasing significance in the consumer lending sector, as they were permitted to issue financial products such as credit cards. Currently, there are two consumer-oriented banks affiliated with Chile’s largest department stores: Banco Falabella and Banco Ripley. Although these banks had a combined market share (excluding operations of subsidiaries abroad) of only 2.4% as of December 31, 2022, according to the CMF, the presence of these banks is likely to make consumer banking more competitive over the next few years, especially within the lower income segment. As of December 31, 2022, consumer loans granted by Banco Falabella and Banco Ripley represented 13.6% and 3.4%, respectively, of the total consumer loans rendered by the industry (excluding operations of subsidiaries abroad).

In the wholesale market, we believe our strongest competitors are also Banco Santander—Chile, BCI, Scotiabank Chile and Itaú-Corpbanca. Similarly, we believe these banks are our most significant competitors in the small and medium sized companies’ business segment.

We also compete, mainly through our subsidiaries, with companies that offer non-banking specialized financial services in the high-income individuals segment and the middle market and corporate segment such as Larrain Vial, BTG Pactual, Moneda Asset and CrediCorp, whose core businesses are stock brokerage, financial advisory and wealth management services. Other Chilean commercial banks also compete in these markets of specialized financial services, but they are less focused on such businesses.

The Chilean banking industry has experienced increased levels of competition in recent years from domestic as well as foreign banks. This phenomenon has triggered a consolidation wave within the industry and the creation of more comprehensive banking entities that participate in most of our markets. Consequently, banks’ strategies have been increasingly focused on reducing costs and improving efficiency standards in order to compete effectively with the larger banks. Although we believe that we are currently large enough to compete effectively in all of our target markets and are making our best efforts to effectively operate within this competitive environment, we acknowledge that our net income may decrease as a result of increasing competition.

Balance Sheet

The following table sets forth certain statistical information on the Chilean financial system as of December 31, 2022, according to information published by the CMF under Chilean GAAP:

	As of December 31, 2022
	Assets			Loans(1)(2)			Deposits(2)			Equity(3)
CHILEAN GAAP:	Amount		Share	Amount		Share	Amount		Share	Amount		Share
	(in millions of Ch$, except percentages)
Private sector banks	Ch$	339,625,685	85.6%	Ch$	193,871,822	86.1%	Ch$	137,012,128	80.6%	Ch$	24,875,684	89.4%
Banco del Estado		57,090,786	14.4		31,368,758	13.9		32,882,716	19.4		2,951,654	10.6
Total banking system	Ch$	396,716,471	100.0%	Ch$	225,240,580	100.0%	Ch$	169,894,844	100.0%	Ch$	27,827,338	100.0%

Source: CMF

(1)	Loans to customers. Interbank loans are not included.

(2)	Excludes operations of subsidiaries abroad.

(3)	For purposes of this table, equity includes capital and reserves, net income for the period and provisions for minimum dividends.

Loans and Deposits

a.	Total Loans

We had total loans of Ch$36,694,804 million as of December 31, 2022, according to information published by the CMF under Chilean GAAP. The following table sets forth our market share and the market share of our principal private sector competitors in terms of total loans, as of the dates indicated, according to information published by the CMF under Chilean GAAP:

	Total Loans(1)(2)
CHILEAN GAAP:	As of December 31,
	2020	2021	2022
Banco Santander–Chile	18.5%	17.9%	17.2%
Banco de Chile	16.6	16.7	16.3
Scotiabank Chile	13.7	14.1	14.7
Banco de Crédito e Inversiones	14.3	14.3	14.3
Itaú-Corpbanca	9.8	9.8	10.1
Total market share	72.9%	72.9%	72.6%

Source: CMF

(1)	Allowances for loan losses not deducted.

(2)	Excludes operations of subsidiaries abroad.

b.	Total Deposits

We had total deposits (including demand deposits and time deposits) of Ch$27,540,373 million as of December 31, 2022, according to information published by the CMF under Chilean GAAP. The following table sets forth the market shares in terms of total deposits for private banks as of December 31, 2020, 2021 and 2022 on a consolidated basis, according to information published by the CMF under Chilean GAAP:

	Total Deposits(1)
CHILEAN GAAP:	As of December 31,
	2020	2021	2022
Banco de Chile	16.1%	17.2%	16.2%
Banco Santander–Chile	16.8	17.4	15.9
Banco de Crédito e Inversiones	13.3	14.2	14.8
Scotiabank Chile	10.5	10.4	11.2
Itaú-Corpbanca	9.3	8.4	8.8
Total market share	66.0%	67.6%	67.0%

Source: CMF

(1)	Excludes operations of subsidiaries abroad.

c.	Demand Deposits

We had demand deposits of Ch$13,383,232 million as of December 31, 2022, according to information published by the CMF under Chilean GAAP. The following table sets forth the market shares in terms of demand deposits for private banks as of the dates indicated, on a consolidated basis, according to information published by the CMF under Chilean GAAP:

	Demand Deposits(1)
CHILEAN GAAP:	As of December 31,
	2020	2021	2022
Banco Santander–Chile	19.9%	20.9%	20.9%
Banco de Chile	20.8	21.6	19.8
Banco de Crédito e Inversiones	13.5	14.7	14.7
Scotiabank Chile	9.3	8.4	7.5
Itaú-Corpbanca	5.4	5.4	5.6
Total market share	69.0%	71.0%	68.6%

Source: CMF

(1)	Excludes operations of subsidiaries abroad.

d.	Time Deposits

We had time deposits of Ch$14,157,141 million as of December 31, 2022, according to information published by the CMF under Chilean GAAP. The following table sets forth the market shares in terms of time deposits for private banks as of the dates indicated, on a consolidated basis, according to information published by the CMF under Chilean GAAP:

	Time Deposits(1)
CHILEAN GAAP:	As of December 31,
	2020	2021	2022
Banco de Crédito e Inversiones	13.2%	13.7%	14.9%
Banco de Chile	11.6	12.2	13.8
Scotiabank Chile	11.5	12.6	13.6
Banco Santander–Chile	13.8	13.5	12.6
Itaú-Corpbanca	13.0	11.7	10.9
Total market share	63.1%	63.6%	65.9%

Source: CMF

(1)	Excludes operations of subsidiaries abroad.

Credit Quality and Risk Management

a.	Risk Index

The following table sets forth the ratio of allowances to total loans of the largest private banks in Chile and of the Chilean financial system as a whole (including such banks) as of December 31, 2020, 2021 and 2022, according to information published by the CMF under Chilean GAAP:

	Allowances to Total Loans(1)
CHILEAN GAAP:	As of December 31,
	2020	2021	2022
Scotiabank Chile	2.00%	1.54%	1.80%
Banco de Crédito e Inversiones	2.22	1.84	1.90
Banco de Chile	2.41	2.10	2.12
Banco Santander—Chile	2.84	2.62	2.68
Itaú-Corpbanca	3.99	3.22	2.71
Financial system	2.73%	2.39%	2.48%

Source: CMF

(1)	Includes operations of subsidiaries abroad.

b.	Non-Performing Loans

The following table sets forth the ratio of past-due loans (90 days or more) over total loans for the largest private banks in Chile as of December 31, 2020, 2021 and 2022 on an individual basis, according to information published by the CMF under Chilean GAAP:

	Past-due loans to Total Loans(1)
CHILEAN GAAP:	As of December 31,
	2020	2021	2022
Banco de Chile	0.97%	0.85%	1.08%
Banco de Crédito e Inversiones	0.96	0.75	1.18
Scotiabank Chile	1.38	0.88	1.38
Banco Santander-Chile	1.40	1.21	1.85
Itaú-Corpbanca	1.51	1.25	1.97
Financial system	1.43%	1.14%	1.70%

Source: CMF

(1)	Past-due loans refer to loans 90 days or more past due, including installments that are overdue and the remaining amount of principal and interest.

c.	Additional Allowances

The following table sets forth the amount of additional allowances established (under Chilean GAAP) by the largest private Chilean banks as of the dates indicated, according to information published by the CMF under Chilean GAAP:

	Additional Allowances (1)
CHILEAN GAAP:	As of December 31,
	2020		2021		2022
Banco de Chile	Ch$	320,252	Ch$	540,252	Ch$	700,252
Banco de Crédito e Inversiones		160,176		350,143		415,022
Banco Santander–Chile		126,000		258,000		293,000
Itaú-Corpbanca		137,848		133,323		175,501
Scotiabank Chile		84,808		185,761		164,249
Financial System	Ch$	1,480,042	Ch$	2,273,943	Ch$	2,802,674

Source: CMF

(1)	Includes operations of subsidiaries abroad.

Capital Adequacy

a.	Capital and Reserves

The following table sets forth year-end balances of capital and reserves for the largest private banks in Chile as of December 31, 2020, 2021 and 2022 according to information published by the CMF under Chilean GAAP:

	Capital and Reserves(1)(2)
CHILEAN GAAP:	As of December 31,
	2020		2021		2022
Banco de Crédito e Inversiones	Ch$	3,671,402	Ch$	4,135,802	Ch$	4,200,903
Banco de Chile		3,483,430		3,753,988		3,969,050
Banco Santander - Chile		3,205,703		2,862,744		3,567,665
Itaú-Corpbanca		3,240,890		3,083,336		3,016,488
Scotiabank Chile	Ch$	2,205,564	Ch$	2,376,634	Ch$	2,705,818

Source: CMF

(1)	Capital and Reserves equals to total equity attributable to equity holders before provisions for minimum dividends and net income for the period.

(2)	Includes operations of subsidiaries abroad.

b.	Average Equity

The following table sets forth balances of average equity for the largest private banks in Chile as of the dates indicated, according to information published by the CMF under Chilean GAAP:

	Average Equity (1)(2)
CHILEAN GAAP:	As of December 31,
	2020		2021		2022
Banco de Crédito e Inversiones	Ch$	3,949,083	Ch$	4,130,622	Ch$	4,606,052
Banco de Chile		3,615,815		3,940,115		4,479,043
Banco Santander - Chile		3,564,560		3,401,664		3,714,490
Itaú-Corpbanca		2,836,422		2,481,405		3,247,714
Scotiabank Chile	Ch$	2,303,704	Ch$	2,521,180	Ch$	2,716,331

Source: CMF

(1)	Includes operations of subsidiaries abroad.

(2)	Average total equity attributable to equity holders for the year ended December 31, 2020, 2021 and 2022.

c.	Basel Ratio

The following table sets forth the BIS ratios of the largest private Chilean banks as of the dates indicated, according to information published by the CMF:

	BIS Ratios (1)
CHILEAN GAAP:	Year Ended December 31,
	2020	2021	2022
Banco de Chile	16.0%	17.2%	17.9%
Banco Santander–Chile	15.4	15.2	17.8
Itaú-Corpbanca	13.6	16.2	15.3
Scotiabank Chile	13.2	13.0	13.5
Banco de Crédito e Inversiones	13.4	13.5	13.0
Financial system	14.7%	14.8%	15.6%

Source: CMF

(1)	Total Capital or Regulatory Capital divided by Risk Weighted Assets (RWA). Figures for December 2020 consider a transition to Basel III as established by the CMF while figures for 2021 consider the first application of Basel III by considering risk weighted assets for credit, market and operational risk.

d.	CET1 Ratio

The following table sets forth the CET1 ratios of the largest private Chilean banks as of the dates indicated, according to information published by the CMF under Chilean GAAP:

	CET1 Ratios (1)
CHILEAN GAAP:	Year Ended December 31,
	2020	2021	2022
Banco de Chile	12.2%	12.9%	13.6%
Banco Santander–Chile	10.3	9.2	11.1
Itaú-Corpbanca	8.4	11.5	10.4
Scotiabank Chile	10.1	10.1	10.3
Banco de Crédito e Inversiones	10.9	10.0	9.4
Financial system	10.7%	10.6%	11.2%

Source: CMF

(1)	CET1 Capital divided by Risk Weighted Assets (RWA). Figures since December 2020 consider a transition to Basel III as established by the CMF, while figures for 2021 consider the first application of Basel III by considering risk weighted assets for credit, market and operational risk.

Operating Revenue Generation

a.	Net Income attributable to equity holders

The following table sets forth the market shares in net income attributable to equity holders for private sector banks as of December 31, 2020, 2021 and 2022, according to information published by the CMF under Chilean GAAP:

	Net Income(1)(2)
CHILEAN GAAP:	Year Ended December 31,
	2020	2021	2022
Banco de Chile	39.3%	21.4%	26.1%
Banco de Crédito e Inversiones	26.9	14.1	15.2
Banco Santander—Chile	43.9	20.9	15.0
Scotiabank Chile	23.4	11.5	9.0
Itaú-Corpbanca	(78.5)	7.5	8.0
Total Market Share	55.0%	75.4%	73.4%

Source: CMF

(1)	Includes operations of subsidiaries abroad.

(2)	Net income attributable to equity holders.

b.	Operating Revenues

The following table sets forth the market shares in terms of operating revenues for private banks as of December 31, 2020, 2021 and 2022, on a consolidated basis, according to information published by the CMF under Chilean GAAP:

	Operating Revenues(1)
CHILEAN GAAP:	Year Ended December 31,
	2020	2021	2022
Banco de Chile	16.3%	16.9%	19.0%
Banco de Crédito e Inversiones	17.2	16.4	16.5
Banco Santander—Chile	17.0	17.3	13.7
Scotiabank Chile	10.7	10.3	8.8
Itaú-Corpbanca	9.1	10.0	8.8
Total Market Share	70.3%	70.8%	66.8%

Source: CMF

(1)	Includes operations of subsidiaries abroad.

c.	Fees and Commissions

The following table sets forth the market shares in terms of revenues coming from fees and commissions for private banks as of the dates indicated, on a consolidated basis, according to information published by the CMF under Chilean GAAP:

	Fees and Commissions (1)
CHILEAN GAAP:	Year Ended December 31,
	2020	2021	2022
Banco de Chile	22.2%	20.1%	21.5%
Banco Santander–Chile	13.6	14.9	16.5
Banco de Crédito e Inversiones	16.5	15.2	14.8
Scotiabank Chile	8.9	8.4	8.1
Itaú-Corpbanca	7.2	7.0	7.0
Total Market Share	68.5%	65.7%	67.9%

Source: CMF

(1)	Includes operations of subsidiaries abroad.

d.	Operating Margin

The following table sets forth the operating margins for private banks as of December 31, 2020, 2021 and 2022, on a consolidated basis, according to information published by the CMF under Chilean GAAP:

	Operating Margin(1)(2)
CHILEAN GAAP:	Year Ended December 31,
	2020	2021	2022
Banco de Chile	5.1%	5.4	6.9%
Banco Santander—Chile	5.0	5.3	4.5
Banco de Crédito e Inversiones	4.5	4.4	4.5
Itaú-Corpbanca	3.8	4.8	4.4
Scotiabank Chile	4.4	4.6	4.2
Financial System average	4.8%	5.0%	5.3%

Source: CMF

(1)	Includes operations of subsidiaries abroad.

(2)	Operating income divided by average interest earning assets.

Profitability Ratios

a.	Return on Capital and Reserves (year-end balance)

The following table sets forth our return attributable to equity holders on capital and reserves and the returns attributable to equity holders on capital and reserves of our principal private sector competitors and the Chilean banking industry as a whole, in each case as of December 31, 2020, 2021 and 2022, according to information published by the CMF under Chilean GAAP:

	Return on Capital and Reserves(1)(2)
CHILEAN GAAP:	Year Ended December 31,
	2020	2021	2022
Banco de Chile	13.3%	21.1%	35.5%
Banco Santander–Chile	16.1	27.1	22.7
Banco de Crédito e Inversiones	8.6	12.6	19.5
Scotiabank Chile	12.5	17.9	18.0
Itaú-Corpbanca	(28.6)	9.0	14.4
Financial System average	5.5%	16.9%	22.1%

Source: CMF

(1)	Corresponds to net income attributable to equity holders divided by the year-end balance of Capital and Reserves attributable to equity holders.

(2)	Includes operations of subsidiaries abroad.

b.	Return on Average Equity (ROAE) Attributable to Equity Holders

The following table sets forth our return on average equity and the returns on average equity of our principal private sector competitors and the Chilean banking industry as a whole, in each case as of the dates indicated, according to information published by the CMF under Chilean GAAP:

	Return on Average Equity (1)(2)
CHILEAN GAAP:	Year Ended December 31,
	2020	2021	2022
Banco de Chile	12.8%	20.1%	31.5%
Banco Santander–Chile	14.5	22.8	21.8
Scotiabank Chile	12.0	16.8	17.9
Banco de Crédito e Inversiones	8.0	12.6	17.8
Itaú-Corpbanca	(32.6)	11.2	13.4
Financial System average	5.4%	16.5%	21.0%

Source: CMF

(1)	Corresponds to net income attributable to equity holders divided by the average balance of Total Equity attributable to equity holders.

(2)	Includes operations of subsidiaries abroad.

c.	Return on Average Assets (ROAA) Attributable to Equity Holders

The following table sets forth our return on average assets and the returns on average assets of our principal private sector competitors and the Chilean banking industry as a whole, in each case as of the dates indicated, according to information published by the CMF under Chilean GAAP:

	Return on Average Assets (1)(2)
CHILEAN GAAP:	Year Ended December 31,
	2020	2021	2022
Banco de Chile	1.0%	1.7%	2.7%
Banco Santander–Chile	0.9	1.3	1.2
Scotiabank Chile	0.7	1.1	1.1
Banco de Crédito e Inversiones	0.6	0.9	1.1
Itaú-Corpbanca	(2.5)	0.8	1.1
Financial System average	0.4%	1.1%	1.4%

Source: CMF

(1)	Corresponds to net income attributable to equity holders divided by the average balance of Total Assets.

(2)	Includes operations of subsidiaries abroad.

Operating Efficiency

a.	Operating Expenses

The following table sets forth the market shares in terms of operating expenses for private sector banks as of December 31, 2020, 2021 and 2022, on a consolidated basis, according to information published by the CMF under Chilean GAAP:

	Operating Expenses(1)
CHILEAN GAAP:	As of December 31,
	2020	2021	2022
Scotiabank Chile	8.7%	10.1%	9.0%
Itaú-Corpbanca	24.3	11.8	11.4
Banco Santander—Chile	12.6	15.1	14.5
Banco de Chile	13.1	14.7	15.0
Banco de Crédito e Inversiones	15.5	17.4	19.4
Total Market Share	74.1%	69.1%	69.3%

Source: CMF

(1)	Includes operations of subsidiaries abroad.

b.	Efficiency Ratio (Cost-to-income Ratio)

The following table sets forth the efficiency ratios of the largest private Chilean banks as of December 31, 2020, 2021 and 2022, according to information published by the CMF under Chilean GAAP:

	Efficiency Ratio(1)(2)
CHILEAN GAAP:	As of December 31,
	2020	2021	2022
Banco de Chile	45.4%	39.6%	31.9%
Scotiabank Chile	45.8	44.6	41.8
Banco Santander–Chile	42.0	39.4	42.8
Banco de Crédito e Inversiones	50.9	48.1	47.9
Itaú-Corpbanca	151.6	53.5	52.1
Financial System average	56.6%	45.3%	40.6%

Source: CMF

(1)	Operating expenses divided by operating revenues.

(2)	Includes operations of subsidiaries abroad.

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

Since the beginning of 2021, the CMF’s internal structure has been moving towards a “twin peaks” system, following recommendations from the International Monetary Fund. This means that the CMF’s structure since January 2021 is divided into two sections depending on the supervisory and regulatory objects. One of these sections exclusively addresses prudential and solvency regulation and supervision that seeks to oversee, while the other focuses on market conduct regulation and supervision in order to ensure transparency and integrity of capital markets as well as the protection of financial customers.

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

The CMF examines all banks, usually at least once a year or more often if necessary under certain circumstances. Banks are required to submit unaudited financial statements to the CMF on a monthly basis and to publish their unaudited financial statements at least four times a year in a newspaper of national circulation. A bank’s financial statements as of December 31 of each year must be audited and submitted to the CMF together with the opinion of its independent auditors. Also, banks are required by the CMF to include in mid-year financial statements (as of June 30 of every fiscal year) an auditor’s review statement in accordance with Chilean GAAP). Likewise, banks are required to accompany their interim quarterly financial statements by a management commentary. In addition, banks are required to provide extensive information regarding their operations at various periodic intervals to the CMF by means of specialized reports associated with business-related risks, products, transactions, distribution channels, among others.

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

On October 7, 2021, the CMF published some adjustments and updates to the Compendium of Accounting Standards, which became effective on January 1, 2022, and to the reporting system by which this information must be submitted to the CMF. Among other matters, this update includes the accounting information required to prepare Chilean banks’ financial statements consistent with Basel III guidelines. In addition, some of the instructions of the Compendium of Accounting Standards have been clarified, mainly regarding the application of the following IFRS rules: (i) IFRS 9, on the accounting treatment of instruments that may qualify as additional Tier 1 and Tier 2 capital, (ii) IFRS 8, on the mistakes associated with events of operational risk, and (iii) IFRS 37, on the determination of provisions due to operational risk. Amendments to Chapter B-1 of the Compendium of Accounting Standards, on the aggregate exposure of commercial loans became effective on July 1, 2022. During 2020 and 2021, we deployed human and technical resources through diverse IT projects that aimed to address all the requirements associated with the adoption of the new Compendium of Accounting Standards by modifying our core accounting, transactional and reporting systems. Based on these efforts, as of the date of this annual report we are in full compliance with the guidelines established by the CMF through the new Compendium of Accounting Standards. In addition, we did not experience material impacts on our results of operations or financial condition due to the adoption of the new Compendium of Accounting Standards under Chilean GAAP.

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

The General Banking Act contemplates a current deposit guarantee for time deposits such that the principal amount of time deposits would be 100% guaranteed by the Chilean Government with a limit of UF 200 per person (approximately Ch$7.0 million or U.S.$8,259.5 as of December 31, 2022) in a single bank and UF 400 per person (approximately Ch$14.0 million or U.S.$16,518.9 as of December 31, 2022) in the Chilean banking system as a whole.

Reserve Requirements

Deposits are subject to a reserve requirement of 9.0% for demand deposits and 3.6% for time deposits (with terms of less than one year). The Central Bank has statutory authority to increase these percentages to as much as 40% for demand deposits and as much as 20% for time deposits, to implement monetary policy.

In addition, Chilean banks must hold a certain amount of assets in cash or highly liquid instruments. This reserve requirement, also known as “technical reserve”, is equal to the amount by which the daily balance of demand deposits, net of clearing, exceeds 2.5 times the amount of the bank’s Total Capital or Regulatory Capital. Deposits payable on demand include the following:

●	deposits in current accounts;

●	other demand deposits or obligations payable on demand and incurred in the ordinary course of business;

●	saving deposits that allow unconditional withdrawals that bear a stated maturity; and

●	other deposits unconditionally payable immediately.

As of December 31, 2022, we fully complied with these reserve requirements.

In accordance with the General Banking Act, if a Chilean bank or a foreign bank operating in Chile is defined to be a domestic-systemically important bank by the new regulator, it may be subject to one or a combination of additional restrictions, including but not limited to, more restrictive reserve requirements associated with the “technical reserve”. In this regard, the new banking framework establishes that under certain conditions a systemically important bank may be required to hold assets in cash or highly liquid instruments for the amount by which the daily balance of deposits payable on demand, net of clearing, exceeds 1.5 times the amount of the bank’s Total Capital or Regulatory Capital, instead of 2.5 times as requested for any bank. On November 2, 2020, the CMF published the final regulation that establishes the methodology for determining systemically important banks in Chile under the Basel III framework.. On March 31, 2021, the CMF announced that six local banks (including us) were designated as systemically important banks. Based on modifications to the Basel III phase-in period due to the the COVID-19 pandemic, the systemic buffer and related measures, if any, commenced at zero in December 2021 and became effective in December 2022. For more information on this regulation and, further, the implementation of the systemic buffer see “Item 4. Information on the Company—Regulation and Supervision—Modifications to the General Banking Act.” and “Item 4. Information on the Company—Regulation and Supervision—Capital Adequacy Regulations.”

Minimum Capital

Under Article No. 50 of the General Banking Act, a bank must have a minimum paid in capital and reserves of UF 800,000 (Ch$28,089 million or U.S.$33.0 million as of December 31, 2022). If the paid-in capital and reserves decrease below that amount, that bank will be compelled to cover that deficit in a timeframe no longer than one year, which could be extended by the CMF under certain circumstances. If not addressed, the CMF could revoke such a bank’s authorization to operate.

In accordance with Article No. 51 of the General Banking Act, a bank may begin its operations with 50% of the previously mentioned amount, with no specific timeframe for the establishment of the remaining amount. However, as long as the bank does not reach the amount of minimum capital, it would be required to hold further Common Equity Tier 1 capital for an amount representing 2.0% of its risk-weighted assets in addition to the 4.5% required for all banks plus any capital buffer defined by the regulation. This additional amount of Common Equity Tier 1 capital will be reduced to 1.0% as a percentage of its risk-weighted assets when the bank’s paid in capital and reserves reach at least UF 600,000 (Ch$21,067 million or U.S.$ 24.8 million as of December 31, 2022).

As of December 31, 2022, Banco de Chile fully complied with such minimum capital requirements.

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

The legal framework incorporated by this amendment to the General Banking Act (Decreto con Fuerza de Ley No. 3) addresses four main topics on banking regulation and supervision, as follows:

●	Adoption of Basel III guidelines on capital adequacy. Under this modification, new minimum capital requirements levels in line with the main standards of Basel III Pillar 1 which must be fulfilled by Chilean banks, considering a phased-in transition from Basel I lasting four years after the specific regulatory framework is issued by the regulator. Likewise, the new legal framework establishes additional potential capital requirements associated with Pillar 2 of Basel III for those Banks having objective deficiencies in terms of coverage and management of banking-related risks. The phase-in period for the transition from Basel I to Basel III was expected to be completed in four years after the new specific banking framework was issued by the regulator, which was originally expected to start in December 2020, when capital requirements would be in place. However, in light of the COVID-19 pandemic in Chile, in March 2020 the CMF introduced modifications to the Basel III initial schedule by postponing Basel III requirements associated with risk-weighted assets from December 2020 to December 2021. Similarly, the phase-in periods for the systemic and conservation buffers were delayed by one year, and commenced in December 2021, with the systemic buffer commencing at zero in December 2021, which could gradually increase overtime with the exception of those banks that already had an additional capital requirement according to Article 35 bis of the General Banking Act. Also, adjustments to CET1 Capital were postponed one year, and commenced in December 2022 at 15%.

According to the phase-in period set in the modifications, within the 18 months following the integration of the former SBIF into the CMF, specific regulation for the implementation of Basel III must be issued by the CMF. Since May 2019, the CMF began the publication for comment in respect of their rulemaking on a diverse and wide array of topics associated with Basel III. By December 2021, all the final rules had been issued by the CMF. The rules already in place are part of the Recopilación Actualizada de Normas (RAN) Compendium of the CMF and relate to:

a.	The guidelines for calculation and composition of Total Capital or Regulatory Capital for banks (RAN 21-1), are as follows:

1.	CET1 Capital: is composed of (i) paid-in capital related to common shares, (ii) stock surplus (share premium) resulting from the issuance of instruments included in CET1, (iii) reserves whether they come from net income, depreciation or expiration of perpetual bonds or not, (iv) accumulated other comprehensive income related to financial instruments measured at fair-value, (v) retained earnings or losses, net of provisions for minimum dividends, appreciation of perpetual bonds or interests/dividends paid on financial instruments issued for capital adequacy purposes, and (vi) minority interest. The CET1, however, is subject to a set of adjustments that include: (i) minority interest, (ii) goodwill and intangible assets, (iii) deferred tax assets (not related to temporary differences), (iv) accumulated other comprehensive income related to cash flow hedge accounting derivatives, (v) insufficiency of credit risk allowances when using internal methodologies for risk weighted assets, (vi) earnings from the sale of securitized assets, (vii) accumulated gains or losses from changes in own issuer risk related to financial liabilities measured at fair value (such as debit value adjustment for derivatives), (viii) assets related to pension plans for staff, (ix) investments in own assets, (x) significant and not significant investments, and (xi) threshold adjustments in line with Basel III. CET1 Capital that (for compliance with minimum levels) must equal to at least 4.5% of risk-weighted assets;

2.	AT1 Capital: is comprised of perpetual bonds and preferred stocks that (for compliance with minimum levels) must be equal to at least 1.5% of risk-weighted assets, once the CET1 minimum requirements have been fulfilled. Instruments issued by banks’ subsidiaries are not taken into consideration for these purposes;

3.	Tier 1 Capital or T1: the sum of CET1 and AT1;

4.	Tier 2 Capital: is comprised of (i) subordinated bonds of up to 50% of CET1 Capital, excluding subordinated bonds issued by banks’ subsidiaries, and (ii) voluntary provisions of up to 1.25% of credit risk-weighted assets if computed by standardized methodology or 0.625% if computed through internal methodologies (if approved by the CMF). Tier 2 capital may represent (for compliance of minimum levels) up to 2.0% of risk-weighted assets, once fulfilled the Tier 1 Capital minimum requirements;

b.	Conditions to be fulfilled for the issuance of financial instruments representing AT1 Capital (RAN 21-2), while permitting a temporary substitution of AT1 Capital with T2 Capital of up to 1.5% of risk weighted assets starting December 1, 2020, decreasing by 0.5% per year until reaching zero (December 1, 2023);

c.	Conditions to be fulfilled for the issuance of financial instruments representing Tier 2 capital (RAN 21-3), to be computed as part of Total Capital or Regulatory Capital;

d.	A comprehensive framework for determination of credit risk-weighted assets for banks under both a standardized methodology and internal models (RAN 21-6);

e.	A standardized framework for determining market risk-weighted assets for the trading book (RAN 21-7). The framework does not consider internal models or fundamental review of the trading book, which would be analyzed by the CMF in the future;

f.	A standardized methodology for determining operational risk-weighted assets of banks (RAN 21-8), with no ability to apply internal models;

g.	Additional requirements of CET1 capital for banks (RAN 21-12), including both the conservation buffer equivalent to 2.5% of risk-weighted assets and the countercyclical buffer of up to 2.5% of risk-weighted assets. The conservation buffer commenced on December 1, 2021 at 0.625% and will increase at a 25% annual rate of the total amount until reaching 2.5% in December 1, 2024. The methodology to activate or deactivate the countercyclical buffer, to be defined by the Central Bank and monitored by the CMF, is still pending. When imposed, banks will have a timeframe of six months to comply with the additional requirement associated with the countercyclical buffer;

h.	A methodology for determining systemically important banks or groups of banks (RAN 21-11), including a relationship between the qualifications obtained by means of the methodology and the corresponding capital requirement. This capital requirement could range from 1.0% to 3.5% of risk-weighted assets and it should be met with CET1, while imposed by the CMF in agreement with the Central Bank. The characteristic of systemically important bank could also translate into add-ons to the leverage ratio requirement and other restrictions, such as an increase in reserve requirements (from the excess of demand deposit balances over 2.5 times the Total Capital or Regulatory Capital to 1.5 times the Total Capital or Regulatory Capital) and a decrease in the portion of interbank loans that a systemically important bank can have (from 30% to 20%), among others;

i.	A framework for the calculation of leverage ratio (RAN 21-30), which considers a minimum level of 3.0% on total risk assets, although add-ons could be imposed by the CMF to systemically important banks for an amount of up to 50% of the systemic buffer imposed for CET1, T1 and Total Capital or Regulatory Capital indicators;

j.	The Pillar 2 framework (RAN 21-13 and amendments to the current RAN 1-13) for the regulatory review process, which establishes a set of requirements associated with the infrastructure, processes and governance that banks should comply with in order to ensure proper capital and risk management protocols. Pillar 2 includes other-than-Pillar-1 risks to be addressed by banks, such as interest rate risk of the banking book (IRRBB), concentration risk, strategic risk and reputational risk, among others, that the bank could consider relevant. Also, Pillar 2 incorporates the obligation for banks to carry out stress tests for relevant risk while incorporating their results for capital management purposes. Under Pillar 2, a bank will be subject to closer supervision as long as it is defined as an “atypical” bank, i.e. if its long-term IRRBB exceeds 15% of the Tier 1 capital. Also, Pillar 2 empowers the CMF to impose additional capital requirements of up to 4.0% of risk-weighted assets if it believes that a bank presents signs of a weak risk management approach or insufficient risk coverage. New regulatory reports associated with Pillar 2 matters, such as IRRBB and credit risk concentration began to be submitted to the CMF commencing in November 2022; and

k.	Pillar 3 disclosure requirements related to information to be disclosed by banks in relation to their risk and capital management, which will be filed on a quarterly basis, in conjunction with financial statements, or separately. In the case of Pillar 3 disclosures, they are due to commence in April 2023 with a portion of the required quantitative disclosures associated with the three-month period ended March 31, 2023. Remaining disclosures must be published in July 2023, October 2023 and January 2024 (annual report). Although not associated with Pillar 3, the CMF has also reinforced its current information system, defining new reports on Basel III metrics, most of them commencing July 2021.

l.	Limits to significant exposures (Article N°84 of General Banking Act) through RAN 12-16 modified in November 2021

●	Changes to the governance of the banking regulator. According to these modifications and timeframe for implementation, the SBIF was abolished and all of its powers, authority and personnel were transferred to the CMF. The CMF oversees the local banking business. This means that the local supervision model changed from a specific regulator to an integrated supervision model where the regulator’s oversight extends to the financial market as a whole, including the securities market, insurance companies and brokers and the banking industry. For further information on the description of this new banking regulator, see “Item 4. Information on the Company—Regulation and Supervision—The Financial Market Commission.”

●	Establishment of a new banking resolution regime for the Chilean banks in the case of insolvency. The new banking framework outlines specific actions to be taken under scenarios of insolvency or signs of financial distress. In this regard, the General Banking Act, as modified, establishes the possibility of undertaking an early regularization plan in case of signs of financial weakness, capitalization in the form of loans to be granted by other banks or forced liquidation in case of insolvency. For each scenario, the appointment of a delegated inspector, a provisional administrator or a liquidator, among other elements, are introduced. For further information on the description of this new regime, see “Item 4. Information on the Company—Regulation and Supervision—Legal Provisions Regarding Banking Institutions with Economic Difficulties.”

●	The modifications to the General Banking Act also address other matters such as increased deposit insurance for time deposits, stricter requirements for members of banks’ boards of directors, changes in relation to confidential information of bank customers, among others. With regards to confidentiality of customers, certain conditions of access to information subject to banking secrecy are required, upon special request of the Financial Analysis Unit (responsible for watching anti-money laundering activities) in the case of an investigation or prosecution.

On January 31, 2023 the CMF published for public comment a working paper addressing “Guidelines for a new baking resolution framework and deposit insurance in Chile”. The period for comment expires in July 2023. For further information, see “Item 3. Key Information—Risk Factors—Risks Relating to our Operations and the Chilean Banking Industry—Restrictions imposed by regulations may constrain our operations and thereby adversely affect our financial condition and results of operations.”

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

According to the General Banking Act, each bank should comply with the following capital requirements as a percentage of its risk-weighted assets, net of required allowances:

●	Common Equity Tier 1 Capital (CET1) above 4.5% of risk-weighted assets;

●	Tier 1 Capital = CET1 Capital + Additional Tier 1 Capital (AT1) above 6.0% of risk-weighted assets;

●	Tier 1 + Tier 2 above 8.0% of risk-weighted assets;

●	Conservation Buffer of 2.5% of risk-weighted assets, to be fulfilled in a four-year period starting December 1, 2021 at 0.625% and increasing by the same amount on a yearly basis;

●	Countercyclical Buffer of up to 2.5% of risk-weighted assets, to the extent applicable; to be fulfilled in a six-month timeframe.

●	Domestic-Systemically Important Banks (D-SIB) Buffer in the range of 1.0% to 3.5% of risk-weighted assets, to be fulfilled at 25% rate every year starting December 1, 2021, to the extent applicable (nevertheless, given the COVID-19 contingency, the starting date was postponed to December 1, 2022);

●	Pillar 2 Buffer of up to 4.0% of risk-weighted assets, to the extent applicable, to be fulfilled in a six-month timeframe.

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

In accordance with Article No. 35 bis of the General Banking Act, under the former capital regulation, some banks could have been required to fulfill stricter thresholds in terms of capital adequacy. This was the case for us, as we were subject to a Total Capital or Regulatory Capital (or Total Capital) ratio of at least 10% on risk-weighted assets, 2% over the 8% required for any bank. With the transition to Basel III, this buffer was replaced by the systemic buffer, which domestic-systemically important banks could be subject to. Therefore, the former requirement expired on December 1, 2021, at a rate of 25% per year. On March 30, 2022 the CMF announced the systemic buffers for the six previously-determined systemically important banks. Based on the methodology established by the CMF for this purpose, the Chilean regulator has imposed a systemic buffer equivalent to 1.25% on us, commencing December 1, 2022 and which will continue to be gradually introduced over a four-year period at an annual and cumulative rate of 25% every year, completing the 1.25% (if maintained unchanged) on December 1, 2025. During the phase-in period, we must comply with the aggregate amount of the new Basel III systemic buffer (in the portion defined by the gradual implementation) and the remaining Article 35 bis buffer until extinguished. However, on December 19, 2022, through Circular N°2328 that introduced modification to RAN 12-14, the CMF removed the additional capital requirement associated with Article No. 35 for those banks that are subject to. Accordingly, as the date of this annual report, in terms of systemic buffers, we are subject to the Basel III systemic buffer. Accordingly, by December 2022 we were subject to a phased-in systemic buffer of 0.3125%. On March 31, 2023 the CMF announced the systemic buffers that must be complied with by D-SIB banks, based on market data for the year ended December 31, 2022. The CMF reaffirmed the systemic buffer on us at the level of 1.25%, which is due to be completed on December 1, 2025. Accordingly, as of the date of this annual report we continued to be subject to a phased-in systemic buffer of 0.3125% until November 30, 2023, which will increase to 0.625%, 0.9375% and 1.25% on December 1, 2023, 2024 and 2025, respectively.

As of December 31, 2022 and as of the date of this annual report, Banco de Chile is in full compliance with all capital adequacy requirements. For further information on the types and levels of capital CET1, Tier 1, Tier 2 and Total Capital we hold, our capital ratios and compliance, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Adequacy Requirements.”

Market Risk Regulations

Classification of Financial Instruments

In June 2006, the banking regulator introduced new regulations in relation to: (i) the valuation process of debt instruments and (ii) the measurement and reporting of counterparty credit risk generated by derivative transactions. Prior to June 2006, the banking regulator allowed banks to classify debt instruments for accounting and business purposes as either “Trading” or “Held-to-Maturity” only. Starting in June 2006, a new alternative classification was added (“Available-for-Sale”). However, given the new Compendium of Accounting Standards in effect since January 1, 2022, the former Available-for-Sale classification became the new line-item known as Financial Assets measured at Fair Value through Other Comprehensive Income (“FVTOCI”), although principles are the same as those for the former Available-for-Sale category. Likewise, former “Held-to-Maturity” classification became the new line-item known as Financial Assets measured at Amortized Cost”. In both cases, the change was aligned with IFRS as issued by the IASB.

Market Risk-Weighted Assets

As part of the new regulations associated with the implementation of Basel III, the standardized model for measuring the price risk of the trading book was modified by the CMF and began to be reported by banks for market risk and capital management purposes beginning in July 2021 through report R07 while being utilized to measure risk-weighted assets for market risk starting December 1, 2021. The new guidelines, as appearing in RAN 21-7, introduced more definitions to precisely distinguish the trading and the banking book while the new standardized model incorporated certain methodological changes and revised treatments while adding further trading exposures when compared to the former model used since 2005. Thus, the new standardized model continues to determine general interest rate risk, foreign exchange or FX risk (taken in both their trading and banking books) and option risk, to the extent applicable, while adding specific interest rate risk for the fixed-income portfolio (issuer risk), commodity risk and stock market risk (including stocks, indices and funds). The outcome of the application of the new standardized model delivers the Exposure to Market Risk (EMR), which is multiplied by 12.5 to compute the market risk-weighted assets that are part of the total risk-weighted assets over which Chilean banks are required to maintain minimum amounts of CET1, Tier 1 Capital, and Total Capital as defined in “Item 4. Information on the Company—Regulation and Supervision—Capital Adequacy Requirements.”

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

As of December 31, 2022, we had the following exposure to market risk and market risk-weighted assets in our trading book:

	As of December 31, 2022 In Millions of Ch$
Exposure to Market Risk (EMR)	Ch$	109,229
Market Risk-Weighted Assets (EMR x 12.5)	Ch$	1,365,367

Interest Rate Risk of the Banking Book

The interest rate risk of the banking book is measured against a self-imposed (internal) limit equal to 25% of the 12-month rolling net interest income in the case of short-term (12 months) interest rate risk of the banking book and 30% of the Total Capital or Regulatory Capital in the case of the long-term (until full maturity) interest rate risk of the banking book. Since 2005, through RAN 12-21, the CMF provides a standardized methodology to measure the interest rate risk of the banking book, on and individual basis, although some behavioral models are allowed in order to treat some business topics.

Aligned with the implementation of the Basel III, the CMF proposed a revised standardized methodology for this purpose, which is contained in the RAN 21-13 as part of the Pillar 2 guidelines. As requested by the CMF, the previous standardized model defined in the RAN 12-21 will remain in place until April 30, 2023. In November 2022, the new standardized model began to be reported to the CMF through report R13, on both an individual and a consolidated basis. Under this new methodological framework, the interest rate risk of the banking book is measured against a self-imposed (internal) limit, on an individual and consolidated basis, equal to 25% of the 12-month rolling net interest income in the case of short-term (12 months) interest rate risk of the banking book and 30% of the Total Capital or Regulatory Capital in the case of the long-term (until full maturity) interest rate risk of the banking book. Based on the outcome of the long-term interest rate risk of the banking book, the CMF determines whether a bank is “atypical” if this measure exceeds 15% of the Tier 1 Capital. If atypical, a bank should be subject to further and closer supervision. Likewise, if the CMF determines that an atypical bank presents evident deficiencies in risk or capital management, the bank will be subject to additional capital requirements as defined in RAN 21-13.

As of December 31, 2022, we had the following exposure to market risk and market risk-weighted assets in our trading book:

	As of December 31, 2022 In Millions of Ch$
Short-Term Interest Rate Risk (∆NII)	Ch$	73,336
Inflation-Indexation Risk		134,874
Long-Term Interest Rate Risk (∆EVE)	Ch$	1,061,877

Counterparty Credit Risk for Derivative Positions

Abstractly speaking, the counterparty credit risk for derivative transactions, for regulatory purposes, must be measured and reported as:

Derivatives Counterparty Credit risk	=	Current Mark-to-Market (if positive)	+	Credit Risk Factor (%)	*	Notional Amount

The Current Mark-to-Market (“CMTM”) of the transaction, if positive, reflects the amount of money owed by the counterparty to us at a specific date, e.g. the amount the counterparty would pay us if the transaction were unwound as of that date. As we are interested in measuring the maximum amount of money that the customer would owe us within the life of the transaction, the maximum potential future value of the transaction is added to the CMTM. This potential value is measured as the Credit Risk Factor multiplied by the Notional Amount involved in the transaction. Hence, the Credit Risk Factor reflects the potential value that the transaction may hold for us (under some confidence level) within its remaining tenor. The regulator determines the Credit Risk Factor depending on the market factors involved in the respective transactions and the remaining tenor by considering three categories (interest rates, FX rates, and equity prices). In addition, banks usually develop their own Credit Risk Factors models to assess credit risk not only under regulatory guidelines. Netting and credit mitigation schemes, such as recouping, early termination, margins, etc. have been allowed by regulators so that banks can better manage their credit risk while including them (netting in particular) to measure credit risk for regulatory purposes.

In 2018 amendments to RAN 12-1 and 12-3 were introduced by the CMF in order to set specific guidelines for calculation of risk-weighted assets associated with derivative instruments for capital adequacy purposes, specifically for those derivative contracts cleared and settled through a Central Counterparty Entity (CCP). Likewise, the amendments include general clarifications on the treatment of operations with intermediate settlement and the calculation of guarantees. In brief, the regulatory amendment establishes a risk-weighting of 2% over the amount of Derivatives Credit Risk, as defined above for regulatory purposes, for those derivative contracts cleared through a CCP. Also, due to the original interbank nature of the derivative instruments cleared in a CCP, exposures to CCPs are subject to a credit concentration limit of 30% of the Total Capital or Regulatory Capital, as defined above.

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

On March 8, 2022, the Chilean Central Bank published the final rule, previously shared for public comment, associated with the changes proposed for Chapter III.B.2.1 of the Compendium of Financial Norms, which adopted, among others, the following relevant changes: (i) the removal of regulatory limit for 30-day and 90-day cash flows mismatches in local currency as measured by C46 index while maintaining the limit for 30-day cash flows mismatches in foreign currency as measured by the C46 index, (ii) the anticipation of the increase of the LCR limit to 90% for the period between January and June 2022 and to 100% from June 2022 onwards, (iii) the incorporation of a regulatory limit for NSFR starting in 60% in June 2022 and increasing 10% in January 2023 to 70% and subsequently 10% per year until reaching 100% in January 2026, (iv) the introduction of specifications on the treatment of securities pledged as “technical reserve” in order to take them into account as high quality liquid assets and (v) confirmation on the submission of the ILAAP starting April 2023, among other topics. Following this change, on June 6, 2022 the CMF introduced modifications to RAN 12-20 through Circular No. 2,314 in order to adopt the changes proposed by the Central Bank on liquidity management matters as mentioned above. Likewise, the CMF suppressed the following liquidity reporting requirements commencing on June 1, 2022: (i) the C46 index report for contractual cashflows, and (ii) the C48 report (LCR / NSFR) that was replaced by the C49 report as formerly expected.

Therefore, as of the date of this annual report we are subject to the following liquidity regulatory limits:

●	For C46 index, mismatches between modeled cash inflows and cash outflows over 30-day period in foreign currency must not exceed one time the amount of Common Equity Tier 1 Capital).

●	For the C47 report there is no regulatory limit, as it only characterizes the liability structure of banks.

●	For C49 report, the LCR must exceed the regulatory limit of 100% which commenced in June 2022.

●	For C49 report, the NSFR must exceed the regulatory limit of 70% in which commenced in January 2023 (previously 60%, since June 2022), which will increase 10% per year until reaching 100% in January 2026.

As of December 31, 2022, the Bank fully complied with all minimum liquidity requirements.

Lending Limits

Under the General Banking Act, Chilean banks are subject to certain lending limits, including the following material limits:

●	A bank may not extend to any entity or individual, directly or indirectly, unsecured credit in an amount that exceeds 10% of the bank’s Total Capital or Regulatory Capital, or in an amount of up to 30% of its Total Capital or Regulatory Capital if the excess over 10% is secured by certain assets with a value equal to or higher than such excess.

●	In the case of loans associated with financing for infrastructure projects built through the concession mechanism, the 10% ceiling for unsecured credits is raised to 15% of the bank’s Total Capital or Regulatory Capital if secured by a pledge over the concession, or if granted by two or more banks or financial companies which have executed a credit agreement with the builder or holder of the concession.

●	A bank may not extend loans in an aggregate amount exceeding 30% of its Total Capital or Regulatory Capital to a group of persons or entities belonging to the same holding group (grupo empresarial) as defined in the Securities Market Act.

●	A bank may not extend loans to another financial institution subject to the General Banking Act in an aggregate amount exceeding 30% of its Total Capital or Regulatory Capital.

●	A bank may not extend to any individual or entity that is, directly or indirectly, related to the ownership or management of the bank, credit under more favorable terms with respect to repayment conditions, interest rates or collateral than those granted to third parties in similar transactions. The aggregate amount of such credits granted to related persons may not exceed 5% of the bank’s Total Capital or Regulatory Capital. The 5% unsecured ceiling is raised to 25% of the bank’s Total Capital or Regulatory Capital if the excess over 5% is secured by certain assets with a value equal to or higher than such excess. In any case, the aggregate amount of these credits granted by the bank may not exceed the bank’s Total Capital or Regulatory Capital.

●	A bank may not directly or indirectly grant a loan, the purpose of which is to allow an individual or entity to acquire shares of the lender bank.

●	A bank may not lend, directly or indirectly, to a director or any other person who has the power to act on behalf of the bank.

●	A bank may not grant loans to related parties (including holders of more than 1% of its shares or 5% of its shares if these are actively traded stocks) on more favorable terms than those generally offered to non-related parties. Loans granted to related parties are subject to the limitations above. The aggregate amount of loans to related parties may not exceed a bank’s Total Capital or Regulatory Capital.

As of December 31, 2022, the Bank fully complied with the lending limits established by the General Banking Act.

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

Obligations Denominated in Foreign Currencies

Foreign currency-denominated obligations of Chilean banks are subject to two requirements:

●	a reserve requirement of 9.0% for demand deposits and 3.6% for time deposits (see “—Reserve Requirements”); and

●	net foreign currency outflows may not exceed the amount of the Common Equity Tier 1 Capital for the next 30 days as measured by the C46 index.

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

Provisions on Banking Institutions with Economic Difficulties

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

On January 31, 2023 the CMF published for public comment a working paper addressing “Guidelines for a new baking resolution framework and deposit insurance in Chile”. The period for comment expires in July 2023. For further information, see “Item 3. Key Information—Risk Factors—Risks Relating to our Operations and the Chilean Banking Industry—Restrictions imposed by regulations may constrain our operations and thereby adversely affect our financial condition and results of operations.”

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

Management of Information of Interest to the Market, Financial Information and Pillar 3 Information

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

In addition, through RAN 21-20 associated with the Pillar 3 requirements of Basel III, the CMF establishes that local banks must have an internal policy pursuing to verify the information to be disclosed to the market. Through this policy, banks should guarantee that Pillar 3 information to be disclosed has at least been subject to the same degree of internal review and the same internal control process than financial information.

In this regard, according to the RAN 21-20, the board of directors and the senior management are responsible for establishing and maintaining an effective internal control structure for information to be disclosed by the bank while also ensuring and certifying that the information has been reviewed in accordance with the guidelines defined by the CMF and prepared under the internal control processes approved by the board.

Our board of directors has approved a corporate Financial Information Disclosure Policy that covers requirements of the RAN 21-20, best market practices and other reporting requirements related to financial information as requested by the CMF. This policy, defines the general guidelines and criteria to be followed by our bank in the disclosure of financial information, as well as the mechanisms for verifying the consistency and integrity of such information, responsibilities of the main participants in such process to ensure the quality and integrity of the information disclosed to the market, to minimize risks of incompleteness, inaccuracy or inadequacy of the information.

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

Among other regulations of the CMF related to PEPs, it is requires to banks to keep specific PEPs policy and procedures in place to grant certain loans to PEPs, as well as to carry out controls procedures associated with service providers when PEPs are involved therewith. As such, our board of directors has approved related policies that have been duly implemented by our bank.

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

Law No. 21,081 enacted in 2019 strengthens consumer protection, granting new powers to SERNAC in matters of oversight. Likewise, fines are increased and the authority of SERNAC is reinforced in the scope of collective actions and collective voluntary procedures. Among other matters that affect banks as financial services providers are:

●	SERNAC inspectors shall be empowered to request the assistance of public force to be granted by local courts, in the event that the provider does not provide access to its facilities to SERNAC.

●	SERNAC is granted authority to initiate collective voluntary procedures.

●	Fines for adhesion contract infringement and misleading advertising are increased to up to 1,500 UTM (Unidades Tributarias Mensuales) which, as of December 31, 2022, would amount to approximately Ch$91.7 million (approximately U.S.$107,898.7).

●	For the determination of fines, within the framework of collective actions, mitigating and aggravating circumstances and the number of affected consumers will be weighted. In case of full and effective compensation damages for all consumers, a lump sum will be applied as a fine, which may not exceed 30% of the sales of the product or service line made in the period of the infringement, or double the economic benefit obtained as a result of it. In any case, the fine may not exceed 45,000 UTA (Unidades Tributarias Anuales) for each event, which as of December 31, 2022 amounted to approximately Ch$33,024.8 million (approximately U.S.$38.8 million).

●	In collective lawsuits, in addition to the material damage, moral damage may be also sought, and the judge may establish a common minimum amount.

●	The court is empowered to increase the amount of the compensation granted by 25% in case of aggravating circumstances, established in the Consumer Protection Law.

Law No. 20,009 establishes certain liabilities of payment service providers (such as banks) and their customers, was modified in 2020, setting high standards that banks must comply with in cases of fraudulent transactions carried out with payment cards (i.e., credit or debit cards), including electronic means. According to this law, debits to payment cards unrecognized by the customer, must be returned to the cardholder’s account. This legislation provides that, if such unrecognized debits amount up to UF 35 (equivalent to Ch$1.2 million as of December 31, 2022), the payment service provider must return these funds to the cardholder’s account within five business days. If unrecognized debits exceeds UF 35, the payment service provider has seven more days to return the excess of UF 35. However, in this case, the payment service provider may retain such excess on the grounds of having sufficient evidence to establish that the customer acted with fraud orgross negligence, in which case the payment service provider will be required to prove this in court. Also, this law prohibits payment service providers to offer fraud insurance for such cards. It further establishes obligations for the payment service provider to take adequate measures to protect the payment services in case of unlawful acts, holding them liable for damages caused by security and protection deficiencies in their technological systems through which such services are provided. Accordingly, this law establishes that certain fraudulent transactions with payments cards and electronic payments (such as forgery of credit or debit cards, sale of forged or stolen cards and/or its data, impersonation of a card/accountholder, etc.) are constitutive of crimes subject to prison and fines up to threefold the fraudulent transaction. It also grants the Chilean public prosecutors broad powers to investigate when such frauds are suspected to be related to organized crime. Some of the effects that this new regulation has caused since its publication are: (i) banks’ liabilities towards clients in cases of fraudulent transactions carried out with credit or debit cards, including those by electronic means, have increased; (ii) litigation and related costs have increased; (iii), thresholds and evidentiary standards were raised in litigation to determine the liability of the customer. For more information on this specific regulation and other bills currently being discussed in the Chilean Congress, and laws recently enacted, related to consumer protection, see “Item 3. Key Information—Risk Factors—Risks Relating to our Operations and the Chilean Banking Industry—Stricter regulations may constrain our operations and thereby adversely affect our financial condition and results.”

During 2020, the Chilean Congress passed a law known as “Financial Portability,” which aims to simplify the bank switching process for individual customers and SMEs of certain products, while also reducing the costs and time associated with the process. In summary, all banking customers holding: (i) a savings account, (ii) a demand account, (iii) electronic checks, (iv) a line of credit, (v) credit or debit cards, (vi) time deposits, (vii) mutual funds, (viii) consumer loans, (ix) auto-finance loans, (x) residential mortgage loans, or (xi) a combination of these products, are able to transfer such services to other financial service providers in order to improve the financial terms of any banking product or a group of products, such as interest rates, tenors and related benefits. The bank switching process is managed by the provider receiving the new customer.

Fintech Law

In January 2023, Law No. 21,521, the “Fintech Law”, was enacted. The general purpose of this law is to establish a general framework to encourage the provision of financial services through technological means by an array of providers (including banks), promoting financial inclusion and innovation, competition in the financial markets, protection of the clients of financial products and services, adequate protection of the data processed, preservation of financial integrity and stability, and strengthening anti money-laundering legislation. The Fintech Law, together with the adoption of several amendments to relevant laws of Chilean financial institutuion regulation, sets out the general rules for crowdfunding platforms, alternative transaction systems, credit and investment advisory services, custody of financial instruments, and order routing and intermediation of financial instruments, that has to be complemented with the extensive regulations that the CMF must issue during the following months. For this purpose, the CMF has established a schedule for implementing Fintech Law, which includes several roundtables with market agents. Also, Law No. 21,521 expressly recognizes that banks may provide the services of order routing, investment advice, intermediation and custody of financial instruments under the legal and regulatory framework governing banks and without the need to be registered in the Registry of Financial Service Providers created by this law.

The Fintech Act also creates the “Open Finance System” that allows the exchange of client information between different providers of financial services, such as banks, using remote and automated access interfaces that channels interconnection and direct communication among the participating institutions of the system, subject to the security standards and regulations provided by the Fintech Act and the rules the CMF must issue.

Maximum Legal Interest Rates

Maximum interest rates are regulated by Law No. 20,715, enacted in 2013. This legislation affects all Chilean businesses that charge interests (including all banks, department stores and any other commerce or financial provider) on loans up to UF 200 (approximately Ch$7.0 million or U.S.$8,259.5 as of December 31, 2022), including installment loans, credit cards and credit lines related loans, as well as overdue loans. This regulation established among other things, a new methodology for calculating the maximum legal interest rate for loans –not indexed to inflation– longer than a 90-day term, which resulted in a reduction of the maximum legal interest rate applicable to such debtors.

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

On April 27, 2021, to further align Chapter B-1 of the Compendium of Accounting Standards for Banks to the Basel III framework, the CMF published for comment some modifications to the Chapter B-1, such as those associated with loan provisioning guidelines by introducing the precise treatment for certain sub-segments of the group-based evaluated portfolio. The final ruling was published on August 19, 2021 with no major changes in comparison with the formerly proposed modifications. These modifications did not have a material impact on our financial results in either Chilean GAAP or IFRS.

On November 22, 2022 the CMF published for comment a standardized methodology to compute expected credit losses for consumer loans (including contingent loans) while allowing the use of guarantees in order to determine both the probability of default and the loss given default for that portfolio under Chilean GAAP (with no impact under IFRS). For further information, see “Item 3. Key Information—Risk Factors—Risks Relating to our Operations and the Chilean Banking Industry—Restrictions imposed by regulations may constrain our operations and thereby adversely affect our financial condition and results of operations.”

Modifications to Tax Legislation

Since 2014, the tax system has been subject to relevant modifications and reforms. The 2014 tax reform (Law No. 20,780) aimed to gradually increase the first category tax or corporate tax rate between 2014 and 2018 while establishing two alternative tax regimes from 2017 onwards: (i) the Semi-Integrated Regime and (ii) the Attribution Regime. In February 2016, a new tax law was enacted (Law No. 20,899), aiming to simplify the 2014 reform by limiting the possibility of choosing between the two alternative tax regimes. In fact, according to this amendment to the Chilean tax system, publicly traded companies are only subject to the Semi-Integrated Regime. Consequently, the statutory corporate tax rate for Banco de Chile was 25.5% in 2017 and 27.0% from 2018 onwards. The tax reform also affects the taxes levied on dividends received by investors that hold shares of common stock or ADS from 2017 onwards. Under the Semi-Integrated Regime, holders of shares or ADS pay taxes on the dividends effectively received from the company (withholding tax of 35% for foreign investors and a general regime tax for local investors). Foreign investors from Double Taxation Avoidance Treaty (“DTAT”) countries are able to use 100% of the corporate tax paid by the company as a tax credit. However, local investors and holders from non-DTAT countries are permitted to use only 65% of the corporate tax paid by the company as a tax credit.

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

During 2018 the Chilean Government sent a bill to the Chilean congress, which was intended to modernize the Chilean tax system by introducing a set of technical adjustments in order to simplify the current tax system, while incorporating new regulations related to the integration of the whole tax system and introducing new taxes on digital services, among other topics. The bill, however, was not passed by the Chilean Congress. Moreover, following the social unrest which occurred in Chile during late 2019, the Ministry of Finance reformulated the former bill in order to address social demands, by increasing tax collection, while resigning to certain elements originally proposed by the Chilean Government, with the purpose of reaching an agreement in the Congress. As a result of the latter, Law No. 21,210, which modernizes the local tax system, was enacted and became law during February 2020. This new law mainly focused on: (i) entrepreneurship promotion measures by providing SMEs with a special tax regime based on total integration and a statutory tax rate of 25%, as opposed to large companies and corporations, which will continue to be subject to a semi-integrated system while bearing a statutory corporate tax rate of 27%, (ii) initiatives promoting private investment by introducing instantaneous or accelerated depreciation for fixed-assets, reducing the time frame to receive reimbursements of VAT paid on fixed-assets, (iii) reductions or exemptions of property taxes paid by elderly people and low income pensioners; (iv) increasing taxes paid by high-income individuals by means of adding a new tax bracket of 40%, and raising taxes on properties that exceed U.S.$500,000 in assessed value, (v) incorporating a regional green tax of 1% levied on investment projects exceeding U.S.$10 million in capital expenditures that were subject to environmental approval, (vi) lowering tax benefits on capital gains obtained in stock markets, (vii) creating a Taxpayer Protection & Advisory Agency, which aims to be a counterpoint to the Chilean Internal Revenue Service on taxation matters, and (viii) introducing a digital approach, which considers both the compulsory use of electronic bill and invoices, aimed at reducing tax evasion, and the imposition of VAT on digital services. In addition, this law maintains Stock dividends (distributions of fully paid-in shares) free of tax for the shareholders at the moment of distribution. Nevertheless, capital gains associated with the sale of shares formerly received as stock dividends are subject to the general tax regime. Therefore, foreign investors will be subject to Chilean Withholding Tax on capital gains arising as a consequence of the sale of shares received as stock dividends. Law No. 21,210 established that shares will have no acquisition cost for tax purposes and will not be eligible for sale under Article 107 of the Chilean Income Tax Law, being the total amount of the sale price affected by the general tax regime.

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

In February 2022, Law No. 21,420 was enacted with the purpose of increasing tax collection by an amount equivalent to 0.7% of GDP in order to finance the universal guaranteed pension for individuals belonging to the bottom 80% of the population by income. The main tax measures included in this law are: (i) the taxation of any type of service with VAT, unless expressively exempted, starting on January 1, 2023, (ii) the establishment of the same treatment for financial and tax purposes for financial leasing agreements entered into on or after January 1, 2023, although it was reversed on February 2023 under Law No. 21,540 (so never went into effect), (iii) a 10% tax on capital gains produced by the sale of actively traded stocks for sales performed on or after September 1, 2022, which will not apply to local or foreign institutional investors (including us), (iv) an inheritance tax on profits from life insurance contracts agreed on or after February 4, 2022, (v) an increase in the wealth tax on real estate from 0.275% to 0.425% starting January 1, 2023, (vi) the elimination of the special VAT credit for construction companies targeting middle income homes starting January 1, 2025, (vii) the establishment of a 2.0% annual tax on luxury goods such as airplanes, helicopters, yachts and luxury vehicles, (viii) the reduction of tax benefits on middle income housing, namely, DFL No. 2 of 1959, by limiting the benefit to individuals only and for a maximum of two homes, regardless of the purchase date, starting January 1, 2023, (ix) the elimination of the tax credit on the purchase of fixed assets for large companies and (x) the increase of mining patents’ value.

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

Reporting of Operational and Cybersecurity Incidents

According to Chapter 20-8 of Recopilación Actualizada de Normas, banks must report immediately to the CMF certain types of significant operational incidents in order to keep the regulator properly informed. For purposes of the regulation, an operational incident is deemed significant if the event affects the business continuity, information security or reputation of the bank.

During 2018, the regulator introduced modifications to the regulation associated with the management of operational risk by supplementing Chapters 1-13 and 20-8 of Recopilación Actualizada de Normas with specific guidelines on cybersecurity matters. Under this amendment, the CMF widens its scope of supervision by incorporating cybersecurity matters through the continuous assessment of banks’ critical technological infrastructure that exposes banks to risks of data integrity, data availability and confidentiality of clients’ information. Also, a dedicated digital platform was created, through which banks should report directly to the regulator within a 30-minute time frame the occurrence of an incident and requires the appointment of the bank’s representative to be in charge of the communication with the CMF for these purposes. Similarly, banks are required to timely inform customers and users about cybersecurity incidents affecting quality and continuity of services, as well as incidents that are publicly known. In addition, under these guidelines, banks are compelled to maintain an alert system at an industry level in order to share information about incidents and measures that should be taken in order to mitigate widespread impact.

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

ORGANIZATIONAL STRUCTURE

The following diagram presents our current corporate structure, including our subsidiaries and their respective direct ownership interests, as of April 19, 2023:

All of the subsidiaries presented above have their jurisdiction of incorporation in the Republic of Chile. See “—Business Overview—Principal Business Activities—Operations through Subsidiaries” for more information on our subsidiaries.

On February 4, 2021, we began a voluntary and accelerated dissolution process for Banchile Securitizadora S.A. as approved by the subsidiary’s shareholders during the extraordinary meeting held on the same date. The dissolution was approved by the CMF and the subsidiary was officially dissolved on July 19, 2022.

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

As of December 31, 2022, we owned the properties on which 148 of our full-service branches and other points of sale are located (approximately 109,125 square meters of office space). Also, as of December 31, 2022, we had leased office space for 116 of our full-service branches with office space of approximately 39,021 square meters. Lastly, the 2 remaining branches and other points of sale were managed through a combined model by which part of the branch surface is owned and the remaining branch surface is under a leasing contract. Also, in some cases, we entered into special partnership agreements with the property’s owners.

We also own properties throughout Chile for back office and administrative operations, as well as for storage of documents and other purposes. We believe that our facilities are adequate for our present needs and suitable for their intended purposes.

As of December 31, 2022, we also owned approximately 134,250 square meters in mainly recreational physical facilities in Chile, which we use to assist our employees in maintaining a healthy work and life balance and which we use for incentive and integration activities.

Our 2023 infrastructure expenditures budget includes disbursements associated with the implementation of a new service model (25.4%), general maintenance investments (21.5%), the refurbishment of our branch network (20.4%), renovation and restoration of our corporate buildings (10.9%), other initiatives related to enchacing support infrastructure and IT tools for regulatory compliance requirements (10.4%), initiatives related to security expenditures (6.9%), and improvement of the conditions of recreational facilities (4.5%).

SELECTED STATISTICAL INFORMATION

The following information is included for analytical purposes and should be read in conjunction with our audited consolidated financial statements as of and for the year ended December 31, 2022 appearing elsewhere in this annual report and “Item 5. Operating and Financial Review and Prospects.”

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

The following tables set forth, by currency of denomination, average balances and, where applicable, interest amounts and nominal rate for our assets and liabilities under IFRS for the years ended December 31, 2020, 2021 and 2022:

	For the Year Ended December 31,
	2020							2021						2022
IFRS:	Average Balance		Interest Earned(1)		Average Nominal Rate (2)			Average Balance		Interest Earned(1)		Average Nominal Rate (2)		Average Balance		Interest Earned(1)		Average Nominal Rate (2)
	(In millions of Ch$, except percentages)
Assets
Interest earning assets
Cash and due from Banks
Ch$	Ch$	―	Ch$	―	Ch$	―	%	Ch$	―	Ch$	―	―	%	Ch$	―	Ch$	―	―	%
UF		―		―		―			―		―	―			―		―	―
Foreign currency		1,117,631		5,551		0.50			1,099,387		775	0.07			1,170,612		11,605	0.99
Total		1,117,631		5,551		0.50			1,099,387		775	0.07			1,170,612		11,605	0.99
Financial Investments
Ch$		3,875,777		35,019		0.90			5,158,059		70,727	1.37			5,728,568		391,265	6.83
UF		470,582		17,011		3.61			619,017		55,976	9.04			1,290,482		177,731	13.77
Foreign currency		77,691		2,890		3.72			10,581		105	0.99			168,532		3,739	2.22
Total		4,424,050		54,920		1.24			5,787,657		126,808	2.19			7,187,582		552,735	7.97
Loans in advance to Banks
Ch$		1,677,319		6,826		0.41			2,766,249		17,353	0.63			1,837,196		150,160	8.17
UF		―		―		―			―		―	―			―		―	―
Foreign currency		297,226		4,983		1.68			271,134		1,960	0.72			300,033		4,567	1.52
Total		1,974,545		11,809		0.60			3,037,383		19,313	0.64			2,137,229		154,727	7.24
Commercial loans
Ch$		8,575,948		409,304		4.77			10,138,902		415,403	4.10			9,958,172		489,067	4.91
UF		6,275,327		279,478		4.45			6,234,862		455,601	7.31			6,880,080		1,052,861	15.30
Foreign currency		2,472,405		74,832		3.03			2,251,039		46,707	2.07			3,144,109		117,366	3.73
Total		17,323,680		763,614		4.41			18,624,803		917,711	4.93			19,982,361		1,659,294	8.30
Consumer Loans
Ch$		4,062,452		528,154		13.00			3,852,841		439,235	11.40			4,455,451		612,944	13.76
UF		86,638		5,113		5.90			68,802		7,373	10.72			59,169		9,614	16.25
Foreign currency		29,528		―		―			36,657		―	―			54,880		―	―
Total		4,178,618		533,267		12.76			3,958,300		446,608	11.28			4,569,500		622,558	13.62
Residential mortgage loans
Ch$		33,716		468		1.39			37,087		526	1.42			44,509		748	1.68
UF		9,186,710		519,803		5.66			9,818,906		917,926	9.35			10,774,506		1,662,786	15.43
Foreign currency		―		―		―			―		―	―			―		―	―
Total		9,220,426		520,271		5.64			9,855,993		918,452	9.32			10,819,015		1,663,534	15.38
Repurchase agreements
Ch$		51,467		1,406		2.73			71,515		1,756	2.46			45,077		4,142	9.19
UF		―		―		―			―		―	―			―		―	―
Foreign currency		―		―		―			―		―	―			―		―	―
Total		51,467		1,406		2.73			71,515		1,756	2.46			45,077		4,142	9.19
Other assets
Ch$		68,013		1,889		2.78			53,105		1,825	3.44			68,866		5,529	8.03
UF		―		―		―			―		―	―			―		―	―
Foreign currency		439,551		2,240		0.51			177,965		143	0.08			264,975		4,927	1.86
Total		507,564		4,129		0.81			231,070		1,968	0.85			333,841		10,456	3.13
Total interest earning assets
Ch$		18,344,692		983,066		5.36			22,077,758		946,825	4.29			22,137,839		1,653,855	7.47
UF		16,019,257		821,405		5.13			16,741,587		1,436,876	8.58			19,004,237		2,902,992	15.28
Foreign currency		4,434,032		90,496		2.04			3,846,763		49,690	1.29			5,103,141		142,204	2.79
Total	Ch$	38,797,981	Ch$	1,894,967		4.88%		Ch$	42,666,108	Ch$	2,433,391	5.70%		Ch$	46,245,217	Ch$	4,699,051	10.16%

(1)	Interest earned includes interest accrued on trading securities.
(2)	Average nominal interest rate includes the effect of inflation indexation on UF-denominated assets.

	For the Year Ended December 31,
	2020				2021				2022
IFRS:	Average Balance		Interest Earned(1)	Average Nominal Rate (2)	Average Balance		Interest Earned(1)	Average Nominal Rate (2)	Average Balance		Interest Earned(1)	Average Nominal Rate (2)
	(In millions of Ch$, except percentages)
Assets
Non-interest earning assets
Cash and due from banks
Ch$	Ch$	1,197,286	―	―	Ch$	1,242,870	―	―	Ch$	1,404,525	―	―
UF		―	―	―		―	―	―		―	―	―
Foreign currency		217,725	―	―		471,078	―	―		772,306	―	―
Total		1,415,011	―	―		1,713,948	―	―		2,176,831	―	―
Transactions in the course of collection
Ch$		332,797	―	―		336,610	―	―		268,685	―	―
UF		―	―	―		―	―	―		―	―	―
Foreign currency		241,992	―	―		250,925	―	―		320,592	―	―
Total		574,789	―	―		587,535	―	―		589,277	―	―
Allowances for loan losses
Ch$		(804,710)	―	―		(660,051)	―	―		(780,718)	―	―
UF		―	―	―		―	―	―		―	―	―
Foreign currency		―	―	―		―	―	―		―	―	―
Total		(804,710)	―	―		(660,051)	―	―		(780,718)	―	―
Derivatives
Ch$		3,124,051	―	―		2,072,621	―	―		2,915,445	―	―
UF		―	―	―		―	―	―		―	―	―
Foreign currency		351,611	―	―		216,836	―	―		336,893	―	―
Total		3,475,662	―	―		2,289,457	―	―		3,252,338	―	―
Investments in Other Companies
Ch$		56,909	―	―		46,570	―	―		55,630	―	―
UF		―	―	―		―	―	―		―	―	―
Foreign currency		101	―	―		52	―	―		25	―	―
Total		57,010	―	―		46,622	―	―		55,655	―	―
Intangible assets
Ch$		93,273	―	―		99,876	―	―		115,119	―	―
UF		―	―	―		―	―	―		―	―	―
Foreign currency		―	―	―		―	―	―		―	―	―
Total		93,273	―	―		99,876	―	―		115,119	―	―
Fixed assets
Ch$		221,724	―	―		223,100	―	―		215,367	―	―
UF		―	―	―		―	―	―		―	―	―
Foreign currency		―	―	―		―	―	―		―	―	―
Total		221,724	―	―		223,100	―	―		215,367	―	―
Lease assets
Ch$		137,606	―	―		111,126	―	―		99,052	―	―
UF		―	―	―		―	―	―		―	―	―
Foreign currency		―	―	―		―	―	―		―	―	―
Total		137,606	―	―		111,126	―	―		99,052	―	―

	For the Year Ended December 31,
	2020					2021					2022
IFRS:	Average Balance		Interest Earned(1)		Average Nominal Rate (2)	Average Balance		Interest Earned(1)		Average Nominal Rate (2)	Average Balance		Interest Earned(1)		Average Nominal Rate (2)
	(In millions of Ch$, except percentages)
Current tax assets
Ch$				―	―		―		―	―		58,087		―	―
UF		―		―	―		―		―	―		―		―	―
Foreign currency		―		―	―		―		―	―		―		―	―
Total		―		―	―		―		―	―		58,087		―	―
Deferred tax assets
Ch$		260,193		―	―		211,210		―	―		304,764		―	―
UF		―		―	―		―		―	―		―		―	―
Foreign currency		―		―	―		―		―	―		―		―	―
Total		260,193		―	―		211,210		―	―		304,764		―	―
Other assets
Ch$		260,356		―	―		349,746		―	―		457,140		―	―
UF		23,721		―	―		13,792		―	―		20,312		―	―
Foreign currency		8,103		―	―		17,689		―	―		25,495		―	―
Total		292,180		―	―		381,227		―	―		502,947		―	―
Total non-interest earning assets
Ch$		4,879,485		―	―		4,033,678		―	―		5,113,096		―	―
UF		23,721		―	―		13,792		―	―		20,312		―	―
Foreign currency		819,532		―	―		956,580		―	―		1,455,311		―	―
Total		5,722,738		―	―		5,004,050		―	―		6,588,719		―	―
Total Assets
Ch$		23,224,177		983,066	―		26,111,436		946,825	―		27,250,935		1,653,855	―
UF		16,042,978		821,405	―		16,755,379		1,436,876	―		19,024,549		2,902,992	―
Foreign currency		5,253,564		90,496	―		4,803,343		49,690	―		6,558,452		142,204	―
Total	Ch$	44,520,719	Ch$	1,894,967	―	Ch$	47,670,158	Ch$	2,433,391	―	Ch$	52,833,936	Ch$	4,699,051	―

(1)	Interest earned includes interest accrued on trading securities.
(2)	Average nominal interest rate includes the effect of inflation indexation on UF-denominated assets.

	For the Year Ended December 31,
	2020					2021					2022
IFRS:	Average Balance		Interest Accrued (1)		Average Nominal Rate (2)	Average Balance		Interest Accrued (1)		Average Nominal Rate (2)	Average Balance		Interest Accrued (1)		Average Nominal Rate (2)
	(In millions of Ch$, except percentages)
Liabilities
Interest bearing liabilities
Savings accounts and time deposits
Ch$	Ch$	7,378,261	Ch$	65,163	0.88%	Ch$	6,064,623	Ch$	41,415	0.68%	Ch$	8,441,458	Ch$	704,924	8.35%
UF		1,115,280		43,775	3.93		954,030		88,694	9.30		1,622,083		240,462	14.82
Foreign currency		1,363,824		13,204	0.97		1,448,855		1,643	0.11		1,633,001		26,975	1.65
Total		9,857,365		122,142	1.24		8,467,508		131,752	1.56		11,696,542		972,361	8.31
Repurchase agreements
Ch$		271,707		1,845	0.68		139,331		940	0.67		181,091		15,810	8.73
UF		―		―	―		―		―	―		―		―	―
Foreign currency		9,120		8	0.09		1,269		―	―		3,357		34	1.01
Total		280,827		1,853	0.66		140,600		940	0.67		184,448		15,844	8.59
Borrowings from financial institutions
Ch$		2,048,309		10,425	0.51		3,923,552		20,439	0.52		4,349,164		22,387	0.51
UF		―		―	―		―		―	―		―		―	―
Foreign currency		1,176,994		17,405	1.48		497,295		2,943	0.59		693,877		15,026	2.17
Total		3,225,303		27,830	0.86		4,420,847		23,382	0.53		5,043,041		37,413	0.74
Debt issued
Ch$		9,095		434	4.77		―		―	―		―		―	―
UF		7,181,164		363,013	5.06		7,021,429		618,355	8.81		7,403,280		1,105,550	14.93
Foreign currency		1,529,017		36,643	2.40		1,470,272		34,312	2.33		2,092,918		58,852	2.81
Total		8,719,276		400,090	4.59		8,491,701		652,667	7.69		9,496,198		1,164,402	12.26
Commercial Papers
Ch$		―		―	―		―		―	―		―		―	―
UF		―		―	―		―		―	―		―		―	―
Foreign currency		219,046		3,899	1.78		359,836		1,223	0.34		133,208		1,293	0.97
Total		219,046		3,899	1.78		359,836		1,223	0.34		133,208		1,293	0.97
Lease Liabilities
Ch$		133,514		2,532	1.90		107,048		1,978	1.85		94,063		1,865	1.98
UF		―		―	―		―		―	―		―		―	―
Foreign currency		―		―	―		―		―	―		―		―	―
Total		133,514		2,532	1.90		107,048		1,978	1.85		94,063		1,865	1.98
Other financial obligations
Ch$		104,056		1,029	0.99		39,298		311	0.79		43,950		1,278	2.91
UF		29,882		630	2.11		31,954		1,967	6.16		35,218		5,752	16.33
Foreign currency		52,199		2	0.00		105,253		228	0.22		121,325		544	0.45
Total		186,137		1,661	0.89		176,505		2,506	1.42		200,493		7,574	3.78
Total interest bearing liabilities
Ch$		9,944,942		81,428	0.82		10,273,852		65,083	0.63		13,109,726		746,264	5.69
UF		8,326,326		407,418	4.89		8,007,413		709,016	8.85		9,060,581		1,351,764	14.92
Foreign currency		4,350,200		71,161	1.64		3,882,780		40,349	1.04		4,677,686		102,724	2.20
Total	Ch$	22,621,468	Ch$	560,007	2.48%	Ch$	22,164,045	Ch$	814,448	3.67%	Ch$	26,847,993	Ch$	2,200,752	8.20%

(1)	Interest accrued includes interest accrued on trading securities.
(2)	Average nominal interest rate includes the effect of inflation indexation on UF-denominated liabilities.

	For the Year Ended December 31,
	2020					2021					2022
IFRS:	Average Balance		Interest Accrued (1)		Average Nominal Rate (2)	Average Balance		Interest Accrued (1)		Average Nominal Rate (2)	Average Balance		Interest Accrued (1)		Average Nominal Rate (2)
	(In millions of Ch$, except percentages)
Liabilities
Non-interest bearing liabilities
Current account and demand deposits
Ch$	Ch$	10,709,744		―	―	Ch$	14,181,137		―	―	Ch$	12,520,106		―	―
UF		376,918		―	―		455,067		―	―		258,423		―	―
Foreign currency		1,795,965		―	―		2,412,623		―	―		2,772,459		―	―
Total		12,882,627		―	―		17,048,827		―	―		15,550,988		―	―
Transactions in the course of payment
Ch$		533,216		―	―		531,175		―	―		334,405		―	―
UF		―		―	―		―		―	―		―		―	―
Foreign currency		210,173		―	―		211,664		―	―		312,494		―	―
Total		743,389		―	―		742,839		―	―		646,899		―	―
Derivatives
Ch$		3,147,528		―	―		2,079,304		―	―		3,017,595		―	―
UF		―		―	―		―		―	―		―		―	―
Foreign currency		405,774		―	―		240,301		―	―		289,612		―	―
Total		3,553,302		―	―		2,319,605		―	―		3,307,207		―	―
Current tax liabilities
Ch$		4,512		―	―		8,426		―	―		32,532		―	―
UF		―		―	―		―		―	―		―		―	―
Foreign currency		―		―	―		―		―	―		―		―	―
Total		4,512		―	―		8,426		―	―		32,532		―	―
Deferred tax liabilities
Ch$		―		―	―		―		―	―		―		―	―
UF		―		―	―		―		―	―		―		―	―
Foreign currency		―		―	―		―		―	―		―		―	―
Total		―		―	―		―		―	―		―		―	―
Provisions
Ch$		190,675		―	―		154,878		―	―		381,331		―	―
UF		―		―	―		―		―	―		―		―	―
Foreign currency		―		―	―		―		―	―		14,126		―	―
Total		190,675		―	―		154,878		―	―		395,457		―	―
Other liabilities
Ch$		468,568		―	―		557,590		―	―		689,363		―	―
UF		501		―	―		546		―	―		464		―	―
Foreign currency		79,452		―	―		93,953		―	―		116,047		―	―
Total		548,521		―	―		652,089		―	―		805,874		―	―
Equity
Ch$		3,976,225		―	―		4,579,449		―	―		5,246,986		―	―
UF		―		―	―		―		―	―		―		―	―
Foreign currency		―		―	―		―		―	―		―		―	―
Total		3,976,225		―	―		4,579,449		―	―		5,246,986		―	―
Total non-interest bearing liabilities and equity
Ch$		19,030,468		―	―		22,091,959		―	―		22,222,318		―	―
UF		377,419		―	―		455,613		―	―		258,887		―	―
Foreign currency		2,491,364		―	―		2,958,541		―	―		3,504,738		―	―
Total		21,899,251		―	―		25,506,113		―	―		25,985,943		―	―
Total liabilities and equity
Ch$		28,975,410		81,428	―		32,365,811		65,083	―		35,332,044		746,264	―
UF		8,703,745		407,418	―		8,463,026		709,016	―		9,319,468		1,351,764	―
Foreign currency		6,841,564		71,161	―		6,841,321		40,349	―		8,182,424		102,724	―
Total	Ch$	44,520,719	Ch$	560,007	―	Ch$	47,670,158	Ch$	814,448	―	Ch$	52,833,936	Ch$	2,200,752	―

(1)	Interest accrued includes interest accrued on trading securities.
(2)	Average nominal interest rate includes the effect of inflation indexation on UF-denominated liabilities.

Interest Earning Assets and Net Interest Margin

The following table sets forth, by currency of denomination, the levels of our average interest earning assets and net interest, and illustrates the comparative margins obtained, for the years ended December 31, 2020, 2021 and 2022:

	For the Year Ended December 31,
	2020		2021		2022
IFRS:	(in millions of Ch$, except percentages)
Total average interest earning assets
Ch$	Ch$	18,344,692	Ch$	22,077,758	Ch$	22,137,839
UF		16,019,257		16,741,587		19,004,237
Foreign currency		4,434,032		3,846,763		5,103,141
Total		38,797,981		42,666,108		46,245,217
Net interest earned (including interest earned on trading securities)(1)
Ch$		901,638		881,742		907,591
UF		413,987		727,860		1,551,228
Foreign currency		19,335		9,341		39,480
Total	Ch$	1,334,960	Ch$	1,618,943	Ch$	2,498,299
Net interest margin, nominal basis(2)(3)
Ch$		4.91%		3.99%		4.10%
UF		2.58		4.35		8.16
Foreign currency		0.44		0.24		0.77
Total		3.44%		3.79%		5.40%

(1)	Net interest earned is defined as interest revenue earned less interest expense incurred.

(2)	Net interest margin, nominal basis is defined as net interest earned divided by average interest earning assets.

(3)	Net interest margin includes the effect of inflation indexation on UF- denominated assets and liabilities.

Changes in Net Interest Income—Volume and Rate Analysis

The following tables compare, by currency of denomination, changes in our net interest income between 2020 and 2021, as well as 2021 and 2022, caused by (i) changes in the average volume of interest earning assets and interest bearing liabilities and (ii) changes in their respective nominal interest rates. Volume and rate variances were calculated based on movements in average balances over the period and changes in nominal interest rate, average interest earning assets and average interest bearing liabilities. The net change attributable to changes in both volume and rate has been allocated proportionately to the change in volume and the change in rate. Also, the rate effect on assets and liabilities includes the impact of inflation indexation on assets UF-denominated assets and liabilities.

	Increase (Decrease) from 2020 to 2021 due to changes in				Net Change from 2020 to		Increase (Decrease) from 2021 to 2022 due to changes in				Net Change from 2021 to
IFRS:	Volume		Rate		2021		Volume		Rate		2022
	(in millions of Ch$)
Assets
Interest earning assets
Cash and due from banks
Ch$	Ch$	―	Ch$	―	Ch$	―	Ch$	―	Ch$	―	Ch$	―
UF		―		―		―		―		―		―
Foreign currency		(89)		(4,687)		(4,776)		53		10,777		10,830
Total		(89)		(4,687)		(4,776)		53		10,777		10,830
Financial investments
Ch$		13,924		21,784		35,708		8,665		311,873		320,538
UF		6,764		32,201		38,965		82,145		39,610		121,755
Foreign currency		(1,506)		(1,279)		(2,785)		3,356		278		3,634
Total		19,182		52,706		71,888		94,166		351,761		445,927
Loans in advance to bank
Ch$		5,740		4,787		10,527		(7,732)		140,539		132,807
UF		―		―		―		―		―		―
Foreign currency		(404)		(2,619)		(3,023)		229		2,378		2,607
Total		5,336		2,168		7,504		(7,503)		142,917		135,414
Commercial loans
Ch$		68,652		(62,553)		6,099		(7,526)		81,190		73,664
UF		(1,814)		177,937		176,123		51,606		545,654		597,260
Foreign currency		(6,233)		(21,892)		(28,125)		23,443		47,216		70,659
Total		60,605		93,492		154,097		67,523		674,060		741,583
Consumer loans
Ch$		(26,260)		(62,659)		(88,919)		74,816		98,893		173,709
UF		(1,226)		3,486		2,260		(1,146)		3,387		2,241
Foreign currency		―		―		―		―		―		―
Total		(27,486)		(59,173)		(86,659)		73,670		102,280		175,950
Residential mortgage loans
Ch$		48		10		58		115		107		222
UF		37,998		360,125		398,123		96,898		647,962		744,860
Foreign currency		―		―		―		―		―		―
Total		38,046		360,135		398,181		97,013		648,069		745,082
Repurchase agreement
Ch$		504		(154)		350		(861)		3,247		2,386
UF		―		―		―		―		―		―
Foreign currency		―		―		―		―		―		―
Total		504		(154)		350		(861)		3,247		2,386
Other Assets
Ch$		(461)		397		(64)		673		3,031		3,704
UF		―		―		―		―		―		―
Foreign currency		(868)		(1,229)		(2,097)		104		4,680		4,784
Total		(1,329)		(832)		(2,161)		777		7,711		8,488
Total interest earning assets
Ch$		62,147		(98,388)		(36,241)		68,150		638,880		707,030
UF		41,722		573,749		615,471		229,503		1,236,613		1,466,116
Foreign currency		(9,100)		(31,706)		(40,806)		27,185		65,329		92,514
Total	Ch$	94,769	Ch$	443,655	Ch$	538,424	Ch$	324,838	Ch$	1,940,822	Ch$	2,265,660

	Increase (Decrease) from 2020 to 2021 due to changes in				Net Change from 2020 to		Increase (Decrease) from 2021 to 2022 due to changes in				Net Change from 2021 to
IFRS:	Volume		Rate		2021		Volume		Rate		2022
	(in millions of Ch$)
Liabilities
Interest bearing liabilities
Savings accounts and time deposits
Ch$	Ch$	(10,445)	Ch$	(13,303)	Ch$	(23,748)	Ch$	22,378	Ch$	641,131	Ch$	663,509
UF		(7,157)		52,076		44,919		82,078		69,690		151,768
Foreign currency		775		(12,336)		(11,561)		235		25,097		25,332
Total		(16,827)		26,437		9,610		104,691		735,918		840,609
Repurchase agreements
Ch$		(893)		(12)		(905)		364		14,506		14,870
UF		―		―		―		―		―		―
Foreign currency		(4)		(4)		(8)		―		34		34
Total		(897)		(16)		(913)		364		14,540		14,904
Borrowing from financial institutions
Ch$		9,763		251		10,014		2,193		(245)		1,948
UF		―		―		―		―		―		―
Foreign currency		(7,094)		(7,368)		(14,462)		1,564		10,519		12,083
Total		2,669		(7,117)		(4,448)		3,757		10,274		14,031
Debt issued
Ch$		(217)		(217)		(434)		―		―		―
UF		(8,249)		263,591		255,342		35,325		451,870		487,195
Foreign currency		(1,386)		(945)		(2,331)		16,538		8,002		24,540
Total		(9,852)		262,429		252,577		51,863		459,872		511,735
Commercial Papers
Ch$		―		―		―		―		―		―
UF		―		―		―		―		―		―
Foreign currency		1,608		(4,284)		(2,676)		(1,132)		1,202		70
Total		1,608		(4,284)		(2,676)		(1,132)		1,202		70
Lease Liabilities
Ch$		(491)		(63)		(554)		(251)		138		(113)
UF		―		―		―		―		―		―
Foreign currency		―		―		―		―		―		―
Total		(491)		(63)		(554)		(251)		138		(113)
Other financial obligation
Ch$		(544)		(174)		(718)		41		926		967
UF		47		1,290		1,337		220		3,565		3,785
Foreign currency		4		222		226		39		277		316
Total		(493)		1,338		845		300		4,768		5,068
Total interest bearing liabilities
Ch$		(2,827)		(13,518)		(16,345)		24,725		656,456		681,181
UF		(15,359)		316,957		301,598		117,623		525,125		642,748
Foreign currency		(6,097)		(24,715)		(30,812)		17,244		45,131		62,375
Total	Ch$	(24,283)	Ch$	278,724	Ch$	254,441	Ch$	159,592	Ch$	1,226,712	Ch$	1,386,304

Financial Investments

Financial assets held for trading at Fair value through profit or loss:

The following table sets forth a breakdown of instruments classified as financial assets held for trading at Fair value through profit or loss, included in our investment portfolio:

	As of December 31,				Weighted Average Nominal Rate (1) as of December 31,
IFRS:	2021		2022		2022
	(in millions of Ch$)%
Instruments issued by the Chilean Government and the Central Bank of Chile:
Debt financial instruments from the Central Bank of Chile	Ch$	3,297,100	Ch$	3,014,768	11.09%
Bonds and Promissory notes from the General Treasury of the Republic		175,022		44,524	5.83
Other fiscal debt financial instruments		―		―	―
Other instruments issued in Chile:
Debt financial instruments from other domestic banks		265,820		374,453	8.43
Bonds and trade effects from domestic companies		―		―	―
Other debt financial instruments issued in the country		―		―	―
Instruments issued by foreign institutions:
Financial instruments from foreign governments or Central Banks		―		―	―
Financial debt instruments from other foreign governments and fiscal entities		―		―	―
Debt financial instruments from other foreign banks		―		―	―
Bonds and trade effects from foreign companies		―		―	―
Mutual fund investments:
Funds managed by related companies		125,145		250,337	11.28
Funds managed by third-party		―		―	―
Equity instruments
Domestic equity instruments		3,062		2,357	―
Foreign equity instruments		―		3,261	―
Loans originated and acquired by the entity
Loans and advances to banks		―		―	―
Commercial loans		―		―	―
Residential mortgage loans		―		―	―
Consumer loans		―		―	―
Others		10,546		1,370	―
Total	Ch$	3,876,695	Ch$	3,691,070	10.75%

(1)	Weighted Average Nominal Rate is calculated as the sum of total accrued interests for the type of security divided by the average balance for the same type of security during the reported period.

Under “Other instruments issued in Chile” are included instruments sold under repurchase agreements to clients and financial institutions by an amount of Ch$208,330 million as of December 31, 2022 (Ch$84,969 million in December 2021). Under “Instruments issued by the Chilean Government and Central Bank of Chile” are maintained instruments to comply with the requirements for the constitution of technical reserve for an amount equivalent to Ch$3,288,800 million as of December 31, 2021.

Investment Portfolio:

The detail of instruments classified as financial assets at Fair Value through Other Comprehensive Income and as Financial Instruments at Amortized Cost is as follows:

Financial Assets at Fair Value through Other Comprehensive Income

	As of December 31,				Weighted Average Nominal Rate (1) as of December 31,
IFRS:	2021		2022		2022
	(in millions of Ch$)%
Debt instruments at fair value through OCI
Instruments issued by the Chilean Government and the Central Bank of Chile:
Debt financial instruments from the Central Bank of Chile	Ch$	102	Ch$	―	―	%
Bonds and Promissory notes from the General Treasury of the Republic		2,480,423		2,254,578	8.51
Other fiscal debt financial instruments		8,325		4,279	4.25
Other instruments issued in Chile:
Debt financial instruments form other domestic banks		538,486		1,494,914	9.45
Bonds and trade effects from domestic companies		27,473		45,994	4.17
Other debt financial instruments issued in the country		―		―	―
Instruments issued by Foreign Institutions:
Financial instruments form foreign Central Banks		―		―	―
Financial instruments form foreign governments and fiscal entities		―		42,017	4.03
Debt financial instruments from other foreign banks		―		125,610	5.92
Bonds and trade effects from foreign companies		―		―	―
Other debt financial instruments issued abroad		―		―	―
Equity instruments at fair value through OCI:
Equity instruments issued in Chile		5,499		5,700	―
Equity instruments issued by foreign institutions		866		845	―
Total	Ch$	3,061,174	Ch$	3,973,937	5.12%

(1)	Weighted Average Nominal Rate is calculated as the sum of total accrued interests for the type of security divided by the average balance for the same type of security during the reported period.

The portfolio of Financial Assets at Fair Value through Other Comprehensive Income included net unrealized losses of Ch$45,468 million and unrealized gains of Ch$268 million as of December 31, 2021 and 2022, respectively, both before taxes, in each case recorded in other comprehensive income within equity.

Financial Instruments at Amortized Cost

	As of December 31,				Weighted Average Nominal Rate (1) as of December 31,
IFRS:	2021		2022		2022
(in millions of Ch$)%
Financial Instruments at Amortized Cost
Instruments issued by the Chilean Government and Central Bank of Chile:
Debt financial instruments from the Central Bank of Chile	Ch$	―	Ch$	―	―	%
Bonds and promissory notes from the General Treasury of the Republic		839,744		902,355	1.60
Other fiscal debt financial instruments		―		―	―
Other instruments issued in Chile:
Debt financial instruments from other domestic banks		―		―	―
Bonds and trade effects from domestic companies		―		―	―
Other debt financial instruments issued in the country		―		―	―
Instruments issued Abroad:
Debt financial instruments from foreign Central Banks		―		―	―
Debt financial instruments from foreign goverments and fiscal entities		―		―	―
Debt financial instruments from other foreing banks		―		―	―
Bonds and trade effects from foreign companies		―		―	―
Other debt financial instruments issued abroad		―		―	―
Accumulated Impairment Value of Financial Assets at Amortized Cost Debt Financial Instruments:
Financial assets with no significant increase in credit risk since initial recognition (phase 1)		―		―	―
Financial assets with a significant increase in credit risk since initial recognition, but without credit impairment (phase 2)		―		―	―
Financial assets with credit impairment (phase 3)		―		―	―
Total	Ch$	839,744	Ch$	902,355	1.60%

(1)	Weighted Average Nominal Rate is calculated as the sum of total accrued interests for the type of security divided by the average balance for the same type of security during the reported period.

The fair value of our portfolio of financial instruments at amortized cost was Ch$764,528 million and Ch$836,527 million as of December 31, 2021 and 2022, respectively.

Maturity of Financial Investments:

The maturities of financial assets held for trading at fair value through profit or loss, financial assets at fair value through other comprehensive income and financial assets at amortized cost as of December 31, 2021 and 2022 were, as follows:

As of December 31, 2021
	Due within 1 year		Weighted Average Nominal Rate	Due after 1 year but within 5 years		Weighted Average Nominal Rate		Due after 5 year but within 10 years		Weighted Average Nominal Rate		Due after 10 years		Weighted Average Nominal Rate		Total
(millions of Ch$, except percentages)
Financial assets held for trading:
Instruments issued by the Chilean Government and the Central Bank of Chile:
Debt financial instruments from the Central Bank of Chile	Ch$	3,297,100	3.87%	Ch$	―	―	%	Ch$	―	―	%	Ch$	―	―%		Ch$	3,297,100
Bonds and Promissory notes from the General Treasury of the Republic		175,022	3.83		―	―			―	―			―	―			175,022
Other fiscal debt financial instruments		―	―		―	―			―	―			―	―			―
Other instruments issued in Chile:					―	―			―	―			―	―
Debt financial instruments from other domestic banks		265,820	3.38		―	―			―	―			―	―			265,820
Bonds and trade effects from domestic companies		―	―		―	―			―	―			―	―			―
Other debt financial instruments issued in the country		―	―		―	―			―	―			―	―			―
Instruments issued by foreign institutions:			―		―	―			―	―			―	―
Financial instruments from foreign governments or Central Banks		―	―		―	―			―	―			―	―			―
Financial debt instruments from other foreign governments and fiscal entities		―	―		―	―			―	―			―	―			―
Debt financial instruments from other foreign banks		―	―		―	―			―	―			―	―			―
Bonds and trade effects from foreign companies		―	―		―	―			―	―			―	―			―
Mutual fund investments:			―		―	―			―	―			―	―
Funds managed by related companies		125,145	3.96		―	―			―	―			―	―			125,145
Funds managed by third-party		―	―		―	―			―	―			―	―			―
Equity instruments			―		―	―			―	―			―	―
Domestic equity instruments		3,062	―		―	―			―	―			―	―			3,062
Foreign equity instruments		―	―		―	―			―	―			―	―			―
Loans originated and acquired by the entity			―		―	―			―	―			―	―
Loans and advances to banks		―	―		―	―			―	―			―	―			―
Commercial loans		―	―		―	―			―	―			―	―			―
Residential mortgage loans		―	―		―	―			―	―			―	―			―
Consumer loans		―	―		―	―			―	―			―	―			―
Others		10,546	―		―	―			―	―			―	―			10,546
Total	Ch$	3,876,695	3.82%	Ch$	―	―	%	Ch$	―	―	%	Ch$	―	―	%	Ch$	3,876,695

(1)	Weighted Average Nominal Rate is calculated as the sum of total accrued interests for the type of security divided by the average balance for the same type of security during the reported period.

	As of December 31, 2022
	Due within 1 year		Weighted Average Nominal Rate	Due after 1 year but within 5 years		Weighted Average Nominal Rate		Due after 5 year but within 10 years		Weighted Average Nominal Rate		Due after 10 years		Weighted Average Nominal Rate		Total
	(millions of Ch$, except percentages)
Financial assets held for trading:
Instruments issued by the Chilean Government and the Central Bank of Chile:
Debt financial instruments from the Central Bank of Chile	Ch$	3,014,768	11.09%	Ch$	―	―	%	Ch$	―	―%		Ch$	―	―	%	Ch$	3,014,768
Bonds and Promissory notes from the General Treasury of the Republic		44,524	5.83		―	―			―	―			―	―			44,524
Other fiscal debt financial instruments		―	―		―	―			―	―			―	―			―
Other instruments issued in Chile:
Debt financial instruments from other domestic bank		374,453	8.43		―	―			―	―			―	―			374,453
Bonds and trade effects from domestic companies		―	―		―	―			―	―			―	―			―
Other debt financial instruments issued in the country		―	―		―	―			―	―			―	―			―
Instruments issued by foreign institutions:			―
Financial instruments from foreign governments or Central Banks		―	―		―	―			―	―			―	―			―
Financial debt instruments from other foreign governments and fiscal entities		―	―		―	―			―	―			―	―			―
Debt financial instruments from other foreign banks		―	―		―	―			―	―			―	―			―
Bonds and trade effects from foreign companies		―	―		―	―			―	―			―	―			―
Mutual fund investments:
Funds managed by related companies		250,337	11.28		―	―			―	―			―	―			250,337
Funds managed by third-party		―	―		―	―			―	―			―	―			―
Equity instruments			―
Domestic equity instruments		2,357	―		―	―			―	―			―	―			2,357
Foreign equity instruments		3,261	―		―	―			―	―			―	―			3,261
Loans originated and acquired by the entity			―
Loans and advances to banks		―	―		―	―			―	―			―	―			―
Commercial loans		―	―		―	―			―	―			―	―			―
Residential mortgage loans		―	―		―	―			―	―			―	―			―
Consumer loans		―	―		―	―			―	―			―	―			―
Others		1,370	―		―	―			―	―			―	―			1,370
Total	Ch$	3,691,070	10.75%	Ch$	―	―	%	Ch$	―	―	%	Ch$	―	―	%	Ch$	3,691,070

(1)	Weighted Average Nominal Rate is calculated as the sum of total accrued interests for the type of security divided by the average balance for the same type of security during the reported period.

	As of December 31, 2021
	Due within 1 year		Weighted Average Nominal Rate	Due after 1 year but within 5 years		Weighted Average Nominal Rate		Due after 5 year but within 10 years		Weighted Average Nominal Rate	Due after 10 years		Weighted Average Nominal Rate		Total
	(millions of Ch$, except percentages)
Financial Assets at Fair Value through Other Comprehensive Income:
Instruments issued by the Chilean Government and the Central Bank:
Debt financial instruments from the Central Bank of Chile	Ch$	102	3.65%	Ch$	―	―	%	Ch$	―	―%	Ch$	―	―	%	Ch$	102
Bonds and Promissory notes from the General Treasury of the Republic		1,149,912	4.37		934,063	5.67			396,448	2.92		―	―			2,480,423
Other fiscal debt financial instruments		4,467	0.75		3,854	1.55			4	2.70		―	―			8,325
Other instruments issued in Chile:
Debt financial instruments form other domestic banks		422,437	5.00		18,661	3.39			29,466	2.40		67,922	3.10			538,486
Bonds and trade effects from domestic companies		―	―		4,682	6.85			18,972	4.12		3,819	5.00			27,473
Other debt financial instruments issued in the country
Instruments issued by Foreign Institutions:
Financial instruments form foreign Central Banks		―	―		―	―			―	―		―	―			―
Financial instruments form foreign governments and fiscal entities		―	―		―	―			―	―		―	―			―
Debt financial instruments from other foreign banks		―	―		―	―			―	―		―	―			―
Bonds and trade effects from foreign companies		―	―		―	―			―	―		―	―			―
Other debt financial instruments issued abroad		―	―		―	―			―	―		―	―			―
Equity instruments at fair value through OCI
Equity instruments issued in Chile		―	―		―	―			―	―		5,499	―			5,499
Equity instruments issued by foreign institutions		―	―		―	―			―	―		866	―			866
Total	Ch$	1,576,918	4.53%	Ch$	961,260	5.62%		Ch$	444,890	2.93%	Ch$	78,106	3.20%		Ch$	3,061,174

(1)	Weighted Average Nominal Rate is calculated as the sum of total accrued interests for the type of security divided by the average balance for the same type of security during the reported period.

	As of December 31, 2022
	Due within 1 year		Weighted Average Nominal Rate		Due after 1 year but within 5 years		Weighted Average Nominal Rate		Due after 5 year but within 10 years		Weighted Average Nominal Rate		Due after 10 years		Weighted Average Nominal Rate	Total
	(millions of Ch$, except percentages)
Financial Assets at Fair Value through Other Comprehensive Income:
Instruments issued by the Chilean Government and the Central Bank:
Debt financial instruments from the Central Bank of Chile	Ch$	―	―	%	Ch$	―	―	%	Ch$	―	―	%	Ch$	―	―%	Ch$	―
Bonds and Promissory notes from the General Treasury of the Republic		1,153,396	10.92			653,385	8.25			447,797	2.69			―	―		2,254,578
Other fiscal debt financial instruments		2,891	4.32			1,388	4.09			―	―			―	―		4,279
Other instruments issued in Chile:
Debt financial instruments form other domestic bank		1,248,804	10.07			135,111	8.64			35,849	3.29			75,150	3.50		1,494,914
Bonds and trade effects from domestic companies		―	―			8,365	7.49			21,263	3.53			16,366	3.29		45,994
Other debt financial instruments issued in the country		―	―			―	―			―	―			―	―		―
Instruments issued by Foreign Institutions:
Financial instruments form foreign Central Banks		―	―			―	―			―	―			―	―		―
Financial instruments form foreign governments and fiscal entities		42,017	4.03			―	―			―	―			―	―		42,017
Debt financial instruments from other foreign banks		―	―			―	―			125,610	5.92			―	―		125,610
Bonds and trade effects from foreign companies		―	―			―	―			―	―			―	―		―
Other debt financial instruments issued abroad		―	―			―	―			―	―			―	―		―
Equity instruments at fair value through OCI
Equity instruments issued in Chile		―	―			―	―			―	―			5,700	―		5,700
Equity instruments issued by foreign institutions		―	―			―	―			―	―			845	―		845
Total	Ch$	2,447,108	10.36%		Ch$	798,249	8.30%		Ch$	630,519	3.40%		Ch$	98,061	3.46%	Ch$	3,973,937

(1)	Weighted Average Nominal Rate is calculated as the sum of total accrued interests for the type of security divided by the average balance for the same type of security during the reported period.

As of December 31, 2021
	Due within 1 year		Weighted Average Nominal Rate		Due after 1 year but within 5 years		Weighted Average Nominal Rate		Due after 5 year but within 10 years		Weighted Average Nominal Rate		Due after 10 years		Weighted Average Nominal Rate		Total
(millions of Ch$, except percentages)
Financial Instruments at Amortized Cost :
Instruments issued by the Chilean Government and Central Bank of Chile:
Debt financial instruments from the Central Bank of Chile	Ch$	―	―	%	Ch$	―	―	%	Ch$	―	―	%	Ch$	―	―	%	Ch$	―
Bonds and promissory notes from the General Treasury of the Republic		―	―			413,599	0.65			426,145	2.66			―	―			839,744
Other fiscal debt financial instruments		―	―			―	―			―	―			―	―			―
Other instruments issued in Chile:
Debt financial instruments from other domestic banks		―	―			―	―			―	―			―	―			―
Bonds and trade effects from domestic companies		―	―			―	―			―	―			―	―			―
Other debt financial instruments issued in the country		―	―			―	―			―	―			―	―			―
Instruments issued Abroad:
Debt financial instruments from foreign Central Banks		―	―			―	―			―	―			―	―			―
Debt financial instruments from foreign goverments and fiscal entities		―	―			―	―			―	―			―	―			―
Debt financial instruments from other foreing banks		―	―			―	―			―	―			―	―			―
Bonds and trade effects from foreign companies		―	―			―	―			―	―			―	―			―
Other debt financial instruments issued abroad		―	―			―	―			―	―			―	―			―
Accumulated Impairment Value of Financial Assets at Amortized Cost Debt Financial Instruments:
Financial assets with no significant increase in credit risk since initial recognition (phase 1)		―	―			―	―			―	―			―	―			―
Financial assets with a significant increase in credit risk since initial recognition, but without credit impairment (phase 2)		―	―			―	―			―	―			―	―			―
Financial assets with credit impairment (phase 3)		―	―			―	―			―	―			―	―			―
Total	Ch$	―	―	%	Ch$	413,599	0.65%		Ch$	426,145	2.66%		Ch$	―	―	%	Ch$	839,744

(1)	Weighted Average Nominal Rate is calculated as the sum of total accrued interests for the type of security divided by the average balance for the same type of security during the reported period.

As of December 31, 2022
	Due within 1 year		Weighted Average Nominal Rate		Due after 1 year but within 5 years		Weighted Average Nominal Rate		Due after 5 year but within 10 years		Weighted Average Nominal Rate		Due after 10 years		Weighted Average Nominal Rate		Total
(millions of Ch$, except percentages)
Financial Instruments at Amortized Cost :
Instruments issued by the Chilean Government and Central Bank of Chile:
Debt financial instruments from the Central Bank of Chile	Ch$	―	―	%	Ch$	―	―	%	Ch$	―	―	%	Ch$	―	―	%	Ch$	―
Bonds and promissory notes from the General Treasury of the Republic		―	―			461,904	0.64			440,451	2.59			―	―			902,355
Other fiscal debt financial instruments		―	―			―	―			―	―			―	―			―
Other instruments issued in Chile:
Debt financial instruments from other domestic bank		―	―			―	―			―	―			―	―			―
Bonds and trade effects from domestic companies		―	―			―	―			―	―			―	―			―
Other debt financial instruments issued in the country		―	―			―	―			―	―			―	―			―
Instruments issued Abroad:
Debt financial instruments from foreign Central Banks		―	―			―	―			―	―			―	―			―
Debt financial instruments from foreign goverments and fiscal entities		―	―			―	―			―	―			―	―			―
Debt financial instruments from other foreing banks		―	―			―	―			―	―			―	―			―
Bonds and trade effects from foreign companies		―	―			―	―			―	―			―	―			―
Other debt financial instruments issued abroad		―	―			―	―			―	―			―	―			―
Accumulated Impairment Value of Financial Assets at Amortized Cost Debt Financial Instruments:
Financial assets with no significant increase in credit risk since initial recognition (phase 1)		―	―			―	―			―	―			―	―			―
Financial assets with a significant increase in credit risk since initial recognition, but without credit impairment (phase 2)		―	―			―	―			―	―			―	―			―
Financial assets with credit impairment (phase 3)		―	―			―	―			―	―			―	―			―
Total	Ch$	―	―	%	Ch$	461,904	0.64%		Ch$	440,451	2.59%		Ch$	―	―	%	Ch$	902,355

(1)	Weighted Average Nominal Rate is calculated as the sum of total accrued interests for the type of security divided by the average balance for the same type of security during the reported period.

Loan Portfolio

The following table sets forth our loans by type of loan and risk classification. All loan amounts stated below are before deduction of allowances for loan losses.

	As of December 31,
	2021		2022
	(in millions of Ch$)
IFRS:
Commercial loans:
Commercial loans	Ch$	15,986,168	Ch$	15,891,074
Chilean exports foreign trade loans		719,296		956,512
Chilean imports foreign trade loans		2,950		2,715
Foreign trade loans between third countries		549,459		698,595
Current account debtors		144,010		175,659
Credit card debtors		63,284		88,513
Factoring transactions		486,282		628,546
Commercial lease transactions		1,612,776		1,782,081
Student loans		58,018		59,752
Other loans and accounts receivable		50,089		25,298
Subtotal		19,672,332		20,308,745
Mortgage loans:
Mortgage bonds		6,084		3,907
Endorsable mortgage mutual loans		17,784		14,604
Other mortgage mutual loans		10,169,889		11,242,986
Other loans and accounts receivable		152,771		160,825
Subtotal		10,346,528		11,422,322
Consumer loans:
Consumer loans in installments		2,873,304		3,115,069
Current account debtors		172,623		253,409
Credit card debtors		1,199,407		1,625,210
Consumer lease transactions		509		503
Other loans and accounts receivable		1,170		1,039
Subtotal		4,247,013		4,995,230
Total loans	Ch$	34,265,873	Ch$	36,726,297

The loan categories are as follows:

●	“Commercial Loans” are loans and accounts receivable from clients not included within the mortgage or consumer loans categories. Commercial loans are intended to meet financing needs of companies and entrepreneurs, including corporations, large companies, small and medium sized companies, microentrepreneurs and start-ups. Accordingly, commercial loans pursue to finance capital expenditures through commercial credits or leasing loans, trade finance operations, short-term financing through factoring loans and working capital needs by meas of credit lines granted to our customers.

●	“Mortgage Loans” include mortgage loans granted to individuals to acquire, expand, repair or build a home, issued as mortgage bonds, endorsable mortgage loans or by other methods. It also includes supplementary loans for the same purposes and bridge loans granted before the mortgage loan has been settled. This subcategory also includes residential real estate lease transactions and other accounts receivable.

●	“Consumer Loans” are all loans granted to individuals to be used for purchasing goods or services. These include different types of loans (either installments or revolving), as well as balances from credit card transactions or overdrafts on current accounts belonging to individuals. Consumer loans also include consumer lease transactions and other accounts receivable. Consumer loans do not include loans granted to finance business activities that the debtor is developing or that it may develop.

Maturity and Interest Rate Sensitivity of Loans as of December 31, 2022

The following table sets forth an analysis by type and time remaining to maturity of our loans as of December 31, 2022:

	Balances as of December 31, 2022		Due within 1 month		Due after 1 month but within 6 months		Due after 6 months but within 12 months		Due after 1 year but within 3 years		Due after 3 years but within 5 years		Due after 5 years but wihtin 15 years		Due after 15 years
	(in millions of Ch$)
IFRS:
Commercial Loans:
Commercial loans	Ch$	15,891,074	Ch$	1,731,228	Ch$	3,927,247	Ch$	2,211,878	Ch$	3,906,076	Ch$	1,492,369	Ch$	2,455,345	Ch$	166,931
Chilean exports foreign trade loans		956,512		289,761		468,835		196,056		1,652		208		―		―
Accrediting foreign trade loans negotiated in terms of Chilean imports		2,715		2,715		―		―		―		―		―		―
Chilean imports foreign trade loans		698,595		133,649		555,789		9,008		149		―		―		―
Current account debtors		175,659		175,659		―		―		―		―		―		―
Credit card debtors		88,513		88,513		―		―		―		―		―		―
Factoring loans		628,546		338,830		284,720		4,823		173		―		―		―
Commercial lease transactions		1,782,081		54,075		223,411		235,843		636,813		287,237		342,357		2,345
Student loans		59,752		2,227		6,856		5,457		15,468		12,185		17,367		192
Other loans and accounts receivable		25,298		25,298		―		―		―		―		―		―
Subtotal		20,308,745		2,841,955		5,466,858		2,663,065		4,560,331		1,791,999		2,815,069		169,468
Mortgage Loans:
Mortgage bonds		3,907		132		550		672		1,758		200		595		―
Endorsable mortgage mutual loans		14,604		371		1,464		1,708		5,575		3,081		2,389		16
Mortgage mutual financed with mortgage bonds		―		―		―		―		―		―		―		―
Other residential lending		11,242,986		103,194		288,606		348,752		1,415,836		1,421,368		5,912,892		1,752,338
Residential lease transactions		―		―		―		―		―		―		―		―
Other loans and accounts receivable		160,825		390		4,467		2,872		4,764		7,673		82,876		57,783
Subtotal		11,422,322		104,087		295,087		354,004		1,427,933		1,432,322		5,998,752		1,810,137
Consumer Loans:
Consumer loans in installments		3,115,069		146,437		484,504		504,121		1,415,265		528,384		35,874		484
Current accounts debtors		253,409		253,409		―		―		―		―		―		―
Credit card		1,625,210		1,625,210		―		―		―		―		―		―
Consumer lease transactions		503		20		108		111		239		25		―		―
Other loans and accounts receivable		1,039		1,039		―		―		―		―		―		―
Subtotal		4,995,230		2,026,115		484,612		504,232		1,415,504		528,409		35,874		484
Total Loans	Ch$	36,726,297	Ch$	4,972,157	Ch$	6,246,557	Ch$	3,521,301	Ch$	7,403,768	Ch$	3,752,730	Ch$	8,849,695	Ch$	1,980,089

The following table sets forth a breakdown by variable and fixed rate of our outstanding loans due after one year as of December 31, 2022:

	As of December 31, 2022
	(in millions of Ch$)
IFRS:
Variable rate
Ch$	Ch$	218,366
UF		628,600
Foreign currency		550,091
Subtotal		1,397,057
Fixed rate
Ch$		5,373,438
UF		15,114,418
Foreign currency		101,369
Subtotal		20,589,225
Total	Ch$	21,986,282

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

	As of December 31,
	2021		2022
	(in millions of Ch$)
IFRS:
Argentina	Ch$	–	Ch$	–
Brazil		–		–
Canada		–		–
China		–		–
Colombia		1,282		1,287
Hong Kong		–		19,424
India		–		–
Mexico		–		–
Netherlands		–		–
Panama		–		–
Peru		6,512		5,465
Spain		5,924		3,368
Singapore		–		–
United Kingdom		–		–
United States		–		–
Total	Ch$	13,718	Ch$	29,544

As December 31, 2022 and as of the date of this annual report, we did not have exposures associated with cross-border loans or contingent loans either in Ukraine or in Russia.

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

Transactions in which the total customer credit risk is more than Ch$26,333 million require approval from a credit committee, composed of three members of the board of directors and our chief executive officer. Transactions in which the total customer credit risk is equal to or less than Ch$26,333 million may be approved by other risk officers, depending on the amount involved, as follows:

Approved by	Limit in Ch$
Credit committee, including members of the board of directors	Up to legal limits
Executive Committee (Chairman, General Manager and Wholesale Credit Risk Divisions Manager/Retail Credit Risk and Global Risk Control Division Manager)	up to Ch$26,333 million
Senior Risk Committee (Chairman, General Manager and Wholesale Credit Risk Divisions Manager/Retail Credit Risk and Global Risk Control Division Manager). Approved by two of the three.	up to Ch$17,555 million
Wholesale Credit Risk Divisions Manager, Manager of the Corporate Division/Commercial Division Manager.	up to Ch$14,044 million
Corporate Credit Risk Area Manager and Corporate Division Manager	up to Ch$12,289 million
Corporate Credit Risk Area Deputy Manager and Corporate Banking Area Manager	up to Ch$10,533 million
Large Companies Risk Area Deputy Manager, Large Companies Area Manager	up to Ch$7,022 million
Zonal Risk Manager and Large Companies Group Manager	up to Ch$3,511 million
Risk Officer, Large Companies Group Manager	up to Ch$2,107 million
Risk Department Heads	up to Ch$1,404 million
Zonal Managers	up to Ch$351 million

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

	As of December 31, 2021
	Stage 1		Stage 2		Stage 3		POCI		Total Loans		Classification percentage
Bank’s Credit Rating:	(in millions of Ch$, except percentages)
Commercial Loans
Individual
A1	Ch$	6,605	Ch$	—	Ch$	—	Ch$	—	Ch$	6,605	0.05%
A2		1,384,897		2,620		—		—		1,387,517	9.51
A3		2,901,683		38		—		—		2,901,721	19.88
A4		2,828,834		129,484		—		—		2,958,318	20.27
A5		3,846,862		408,215		834		—		4,255,911	29.15
A6		—		2,721,778		—		—		2,721,778	18.64
Normal Portfolio		10,968,881		3,262,135		834		—		14,231,850	97.50
B1		—		123,332		—		—		123,332	0.84
B2		—		29,164		—		—		29,164	0.20
B3		—		37,516		—		3		37,519	0.26
B4		—		7,568		—		—		7,568	0.05
Substandard Portfolio		—		197,580		—		3		197,583	1.35
C1		—		—		36,132		196		36,328	0.25
C2		—		—		16,036		75		16,111	0.11
C3		—		—		19,001		17		19,018	0.13
C4		—		—		12,960		9		12,969	0.09
C5		—		—		41,617		86		41,703	0.29
C6		—		—		41,053		185		41,238	0.28
Non-Complying Portfolio		—		—		166,799		568		167,367	1.15
Subtotal individual loans		10,968,881		3,459,715		167,633		571		14,596,800	100.00
Group
Normal portfolio		4,579,194		214,276		893		199		4,794,562	94.46
Non-complying portfolio		—		—		279,420		1,550		280,970	5.54
Subtotal group loans		4,579,194		214,276		280,313		1,749		5,075,532	100.00
Total Commercial Loans		15,548,075		3,673,991		447,946		2,320		19,672,332
Residential Mortgage Loans
Group
Normal portfolio		9,608,872		449,804		2,675		—		10,061,351	97.24
Non-complying portfolio		—		—		285,143		34		285,177	2.76
Subtotal group loans		9,608,872		449,804		287,818		34		10,346,528	100.00
Total Residential Mortgage Loans		9,608,872		449,804		287,818		34		10,346,528
Consumer Loans
Group
Normal portfolio		3,739,887		287,814		4,367		64		4,032,132	94.94
Non-complying portfolio		—		—		213,662		1,219		214,881	5.06
Subtotal group loans		3,739,887		287,814		218,029		1,283		4,247,013	100.00
Total Consumer Loans		3,739,887		287,814		218,029		1,283		4,247,013

Total Individual Loans		10,968,881		3,459,715		167,633		571		14,596,800	42.60
Total Group Loans		17,927,953		951,894		786,160		3,066		19,669,073	57.40
Total Loans	Ch$	28,896,834	Ch$	4,411,609	Ch$	953,793	Ch$	3,637	Ch$	34,265,873	100.00%

Percentage Individual classified		37.96%		78.42%		17.58%		15.70%		42.60%	—

	As of December 31, 2022
	Stage 1		Stage 2		Stage 3		POCI		Total Loans		Classification percentage
Bank’s Credit Rating:	(in millions of Ch$, except percentages)
Commercial Loans
Individual
A1	Ch$	9,378	Ch$	—	Ch$	—	Ch$	—	Ch$	9,378	0.06%
A2		1,911,198		—		—		—		1,911,198	12.36
A3		2,486,122		—		—		—		2,486,122	16.08
A4		3,174,267		18		—		—		3,174,285	20.52
A5		4,450,570		1,781		—		—		4,452,351	28.79
A6		2,904,333		21,107		—		—		2,925,440	18.92
Normal Portfolio		14,935,868		22,906		—		—		14,958,774	96.73
B1		—		165,979		—		—		165,979	1.07
B2		—		51,990		—		—		51,990	0.34
B3		—		56,550		—		479		57,029	0.37
B4		—		12,086		—		82		12,168	0.08
Substandard Portfolio		—		286,605		—		561		287,166	1.86
C1		—		—		43,461		590		44,051	0.28
C2		—		—		50,013		32		50,045	0.32
C3		—		—		28,522		32		28,554	0.18
C4		—		—		35,529		42		35,571	0.23
C5		—		—		14,626		186		14,812	0.10
C6		—		—		46,629		59		46,688	0.30
Non-Complying Portfolio		—		—		218,780		941		219,721	1.41
Subtotal individual loans		14,935,868		309,511		218,780		1,502		15,465,661	100.00
Group
Normal portfolio		4,232,711		299,345		1,302		304		4,533,662	93.61
Non-complying portfolio		—		—		308,057		1,365		309,422	6.39
Subtotal group loans		4,232,711		299,345		309,359		1,669		4,843,084	100.00
Total Commercial Loans		19,168,579		608,856		528,139		3,171		20,308,745
Residential Mortgage Loans
Group
Normal portfolio		10,490,690		722,028		4,444		—		11,217,162	98.20%
Non-complying portfolio		—		—		205,160		—		205,160	1.80%
Subtotal group loans		10,490,690		722,028		209,604		—		11,422,322	100.00%
Total Residential Mortgage Loans		10,490,690		722,028		209,604		—		11,422,322
Consumer Loans
Group
Normal portfolio		4,304,927		460,669		3,867		186		4,769,649	95.48%
Non-complying portfolio		—		—		223,800		1,781		225,581	4.52%
Subtotal group loans		4,304,927		460,669		227,667		1,967		4,995,230	100.00%
Total Consumer Loans		4,304,927		460,669		227,667		1,967		4,995,230

Total Individual Loans		14,935,868		309,511		218,780		1,502		15,465,661	42.11%
Total Group Loans		19,028,328		1,482,042		746,630		3,636		21,260,636	57.89%
Total Loans	Ch$	33,964,196	Ch$	1,791,553	Ch$	965,410	Ch$	5,138	Ch$	36,726,297	100.00%

Percentage Individual classified		43.98%		17.28%		22.66%		29.23%		42.11%	—

Classification of Loan Portfolio

Information about the classification of our loan portfolio is presented in Note 11 (c) to our audited consolidated financial statements as of and for the year ended December 31, 2022 appearing elsewhere in this annual report.

Analysis of Substandard and Past-due loans

The following table analyzes our substandard loans, total past-due loans and allowances for loan losses existing at the dates indicated under IFRS.

	Year Ended December 31,
	2020		2021		2022
IFRS:	(in millions of Ch$, except percentages)
Total Loans	Ch$	30,937,690	Ch$	34,265,83	Ch$	36,726,297
Impaired loans		1,173,875		953,793		965,410
Impaired loans as a percentage of total loans		3.79%		2.78%		2.63%
Total past-due loans
To the extent secured(2)		58,005		42,873		36,691
To the extent unsecured		257,927		264,823		396,006
Total past-due loans		315,932		307,696		432,697
Total past-due loans as a percentage of total loans
To the extent secured(2)		0.19%		0.13%		0.10%
To the extent unsecured		0.83		0.77		1.08
Total past-due loans as a percentage of total loans		1.02		0.90		1.18
Allowance for loan losses as a percentage of:
Total loans		2.70		1.97		2.24
Past-due loans		264.65		218.88		189.88
Unsecured past-due loans		324.16%		254.32%		207.47%

(1)	All references to Total Past-due loans in the table above refer as to Total Past-due loans (90 days or more) including interests and principal.

(2)	Security generally consists of mortgages on real estate, pledges of marketable securities, letters of credit or cash.

As of December 31, 2022, our past-due loans (loans 90-days or more past due) amounted to Ch$432,697 million, which represented a 40.6% annual increase when compared to the Ch$307,696 million recorded in 2021. These figures translated into past-due ratios (loans 90-days or more past due over total loans) of 0.90% in 2021 and 1.18% in 2022. Various economic and business dynamics contributed to the increase in both the amount of past-due loans and our past-due loans ratio in 2022 when compared to 2021, including: (i) a normalization in the credit behavior of debtors, particularly in the retail banking segment, as the liquidity surplus evidenced in 2021 explained by three consecutive pension fund withdrawals and the government aid package to support individuals began to disappear in 2022, since it was primarily used in household spending and payment of overdue financial obligations, and (ii) increased inflation, as depicted by a 12.8% annual variation in the CPI, which reduced the purchasing power of individuals and, therefore, their payment capacity as real disposable income decreased over the year. For more information, see “Item 5. Operating Financial Review and Prospects— Results of Operations for the Years Ended December 31, 2020, 2021 and 2022—Provisions for Loan Losses” and “Item 3. Key Information—Risk Factors—Our exposure to certain segments of the retail market could lead to higher levels of total past-due loans and subsequent charge offs.”

Analysis of Allowances for Loan Losses

The following table analyzes our allowances for loan losses and changes in the allowances attributable to charge-offs, allowances established and allowances released:

	As of December 31,
	2020		2021		2022
IFRS:	(in millions of Ch$, except percentages)
Allowances for expected credit losses at the beginning of the period	Ch$	649,233	Ch$	836,107	Ch$	673,496
Charge-offs		(332,978)		(241,221)		(265,479)
Debt Exchange		—		—		—
Loan portfolio acquisition		—		—		—
Sale of loans		(107)		(15,477)		(2,264)
Allowances for expected credit losses established		519,959		94,087		416,624
Foreign exchange adjustments		—		—		(768)
Allowances for expected credit losses at the end of the period	Ch$	836,107	Ch$	673,496	Ch$	821,609
Allowances for expected credit losses at the end of period as a percentage of total loans		2.70%		1.97%		2.24%
Changes in provisions for expected credit losses as a percentage of average loans		1.78		0.05		1.17
Nonaccrual loans as a percentage of total loans		0.00		0.00		0.00
Allowance for expected credit losses as a percentage of nonaccrual loans		11.11		0.00		48.92
Ratios of charge-offs to average balance:
Commercial loans		0.40		0.45		0.42
Mortgage loans		0.15		0.11		0.10
Consumer loans		5.99		3.70		3.73
Total loans		1.08%		0.74%		0.75%

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

In 2022, the Chilean economy experienced similar trends to those observed in the global economy, such as a moderation in GDP growth, increased inflation and tightening of both the monetary and fiscal policy. This behavior was reflected by an increase of 2.4% in local GDP in 2022, which compares to the 11.7% annual growth rate recorded in 2021. This economic slowdown was the consequence of a significant deceleration in fiscal spending, household consumption and investment, which increased by only 4.1%, 2.9% and 2.8%, respectively, on an annual basis. These trends, in turn, were supported by a decrease in the liquidity surplus seen in the local economy in 2021 as a consequence of policies aimed at assisting people during the most challenging times of the pandemic and, more recently, the upward trend in interest rates and inflation, which reduced both borrowing from banks and individuals’ disposable income. Likewise, private investment seemed to be affected by uncertainty regarding the economic, political and social outlooks. Deceleration in government spending was primarily the result of lower social support to mitigate the economic effects of the COVID-19 pandemic. Based on these drivers, our loan portfolio managed to grow 7.2% in 2022 on an annual basis, below inflation, which negatively compared to the 10.8% recorded in 2021. The overall increase in 2022 was mostly attributable to the effect of inflation on UF-denominated commercial and residential mortgage loans, although in real terms (i.e. excluding the effect of inflation) these lending products decreased on an annual basis given a weakened demand in the context of higher long-term interest rates and expectations on increasing inflation. On the other hand, consumer loans increased 17.6% in 2022 when compared to 2021 as a result of normalized liquidity levels among individuals, which coupled with increased commercial efforts to reactivate this lending family. In terms of allowances, the negative impact of the prevailing macroeconomic environment were reflected by our forward-looking provisioning models, which resulted in an annual increase of Ch$148,113 million in allowances for expected credit losses, from Ch$673,496 million in 2021 to Ch$821,609 million in 2022. This figure was primarily influenced by an annual advance of Ch$426,224 million in gross provisions for expected credit losses, from a release of approximately Ch$188,324 million in 2021 to an establishment of Ch$237,900 million in 2022 due to the normalization of main asset quality indicators converging to pre-pandemic levels, as a consequence of deteriorated customers’ payment capacity in 2022 when compared to 2021 that directly affected delinquency ratios at an industry level. Additionally, we also updated our provisioning models in order to take into consideration new pieces of information that provided more certainty regarding the evolution of COVID-19 pandemic and potential effects of global geopolitical conflicts, explaining a net release in allowances by Ch$9,865 million during 2022. Lastly, charge-offs had an increment of Ch$24,259 million aligned with lower level of liquidity among customers and decreased purchasing power in 2022 when compared to 2021 as a result of the effect of higher inflation. Based on all of these factors, our risk index increased from 1.97% in 2021 to 2.28% in 2022.

For allowances for loan losses associated with impaired loans and with non-impaired loans, see Note 11(d) to our audited consolidated financial statements as of and for the year ended December 31, 2022 appearing elsewhere in this annual report.

Loans are written-off when the collection efforts have been exhausted but not later than the maximum periods as follows:

Type of Loan	Term
Consumer loans with or without collateral	6 months
Other transactions without collateral	24 months
Commercial loans with collateral	36 months
Residential mortgage loans	48 months
Consumer leases	6 months
Other non-real estate lease transactions	12 months
Real estate leases (commercial or residential)	36 months

The following table presents the charge-offs breakdown by loan category:

	Year ended December 31,
	2020		2021		2022
IFRS:	(in millions of Ch$)
Commercial loans	Ch$	69,193	Ch$	84,135	Ch$	83,957
Mortgage loans		13,663		10,712		11,046
Consumer loans		250,122		146,374		170,476
Total	Ch$	332,978	Ch$	241,221	Ch$	265.479

Loan recoveries by type of loan are shown in the table below:

	Year ended December 31,
	2020		2021		2022
IFRS:	(in millions of Ch$)
Commercial loans	Ch$	8,599	Ch$	15,480	Ch$	26,554
Mortgage loans		3,377		7,922		10,481
Consumer loans		29,783		47,005		28,705
Subtotal		41,759		70,407		65,740
Recoveries and sales of loan reacquired from the Central Bank		—		—		—
Total	Ch$	41,759	Ch$	70,407	Ch$	65,740
Total Recoveries as a percentage of average loans		0.14%		0.22%		0.19%

The following tables classify our loan portfolio based on the borrower’s payment performance for each of the last two years:

	Year ended December 31, 2021
	Commercial Loans		Consumer Loans		Mortgage Loans		Total
IFRS:	(in millions of Ch$)
Past-due loans - 90 days to 6 months	Ch$	35,973	Ch$	35,978	Ch$	15,164	Ch$	87,115
Past-due loans - 6 months to 12 months		66,725		–		15,557		82,282
Past-due loans - 12 months to 24 months		72,551		–		12,885		85,436
Past-due loans - 24 months to 36 months		21,294		–		18,759		40,053
Past-due loans - 36 months to 48 months		–		–		12,810		12,810
Past-due loans	Ch$	196,543	Ch$	35,978	Ch$	75,175	Ch$	307,696

	Year ended December 31, 2022
	Commercial Loans		Consumer Loans		Mortgage Loans		Total
IFRS:	(in millions of Ch$)
Past due loans - 90 days to 6 months	Ch$	60,203	Ch$	85,876	Ch$	30,861	Ch$	177,040
Past due loans - 6 months to 12 months		83,044		–		27,533		110,577
Past due loans - 12 months to 24 months		84,213		–		20,696		104,909
Past due loans - 24 months to 36 months		20,828		–		8,589		29,417
Past due loans - 36 months to 48 months		–		–		10,754		10,754
Past due Loans	Ch$	248,288	Ch$	85,976	Ch$	98,433	Ch$	432,697

Allocation of Allowances for Loan Losses

The following tables set forth the proportions of our required allowances for loan losses attributable to our commercial, consumer and residential mortgage loans under IFRS as of the dates indicated.

	As of December 31, 2021
	Allowance amount		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans(1)
IFRS:	(in millions of Ch$, except percentages)
Commercial loans	Ch$	318,841	1.62%	0.93%	57.42%
Consumer loans		315,669	7.43	0.92	12.39
Residential mortgage loans		38,986	0.38	0.11	30.19
Total allocated allowances	Ch$	673,496	1.97%	1.97%	100.00%

(1)	Based on our loan classification

	As of December 31, 2022
	Allowance amount		Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans(1)
IFRS:	(in millions of Ch$, except percentages)
Commercial loans	Ch$	321,467	1.58%	0.88%	55.30%
Consumer loans		449,496	9.00	1.22	13.60
Residential mortgage loans		50,646	0.44	0.14	31.10
Total allocated allowances	Ch$	821,609	2.24%	2.24%	100.00%

The following table sets forth our charge-offs for 2020, 2021 and 2022 by major economic sector and provides further detail of charge-offs that have already been described in the previous discussion of allowances for loan losses:

	Year Ended December 31,
	2020		2021		2022
IFRS:	(in millions of Ch$)
Commercial:
Agriculture	Ch$	5,630	Ch$	11,316	Ch$	9,874
Mining		687		658		1,424
Manufacturing		4,361		14,392		5,822
Construction		8,460		6,834		7,450
Commerce		17,232		15,530		16,436
Transport		4,142		4,350		10,383
Financial services		21,488		21,544		25,812
Community		7,193		9,511		6,756
Subtotal:		69,193		84,135		83,957
Consumer loans		250,122		146,374		170,476
Mortgage loans		13,663		10,712		11,046
Total	Ch$	332,978	Ch$	241,221	Ch$	265,479

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

	As of December 31,
	2021		2022
IFRS:	(in millions of Ch$)
Current accounts	Ch$	15,349,224	Ch$	11,172,137
Other demand deposits		3,193,567		2,420,018
Savings accounts		448,257		407,746
Time deposits		8,319,165		13,723,090
Other term balance payables		372,584		228,151
Total	Ch$	27,682,797	Ch$	27,951,142

Maturity of Deposits

The following table sets forth information regarding the currency and maturity of our deposits on December 31, 2022, expressed in percentages, under IFRS. UF-denominated deposits are similar to Chilean peso-denominated deposits in all aspects, except that the principal is readjusted periodically based on the value of the UF.

	As of December 31, 2022
	Ch$	UF	Foreign Currency	Total
	(in percentage)
IFRS:
Demand deposits	52.51%	10.51%	53.07%	48.63%
Savings accounts	—	15.44	—	1.46
Time deposits:
Maturing within three months	46.37	42.34	38.28	44.75
Maturing after three but within six months	0.63	12.45	7.41	2.78
Maturing after six but within 12 months	0.38	16.01	0.99	1.95
Maturing after 12 months	0.11	3.25	0.25	0.43
Total time deposits	47.49	74.05	46.93	49.91
Total deposits	100.00%	100.00%	100.00%	100.00%

The following table sets forth information regarding the currency and maturity of deposits in excess of U.S.$100,000 as of December 31, 2022, under IFRS.

	As of December 31, 2022
	Ch$		UF		Foreign Currency		Total
	(in millions of Ch$)
IFRS:
Demand deposits	Ch$	5,041,098	Ch$	41,986	Ch$	1,841,051	Ch$	6,924,135
Savings accounts		—		114,989		—		114,989
Time deposits:
Maturing within three months		5,100,283		784,164		1,195,817		7,080,264
Maturing after three but within six months		103,356		222,171		309,267		634,794
Maturing after six but within 12 months		65,747		336,582		38,308		440,637
Maturing after 12 months		22,472		84,061		9,416		115,949
Total time deposits		5,291,858		1,426,978		1,552,808		8,271,644
Total deposits	Ch$	10,332,956	Ch$	1,583,953	Ch$	3,393,859	Ch$	15,310,768

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

Deposits in Foreign Countries

We also maintain deposits abroad, as needed to conduct our foreign trade transactions and manage liquidity. The table below lists the largest amounts of foreign deposits by country as of the dates indicated, under IFRS:

	As of December 31,
IFRS:	2021		2022
	(in millions of Ch$)
Australia	Ch$	2,414	Ch$	2,664
Canada		1,989		4,417
China		143		4,668
Denmark		—		—
Finland		776		1,669
France		1,592		12,345
Germany		12,128		23,317
Japan.		5,052		10,440
Mexico		1,757		901
Netherlands		—		—
Norway		2,327		1,129
Peru		175		118
Sweden		26,746		2,479
United Kingdom		10,790		24,990
United States		898,914		1,227,307
Total	Ch$	964,803	Ch$	1,316,444

As of December 31, 2022, and as of the date of this annual report, we do not have exposures associated with deposits either in Ukraine or in Russia.

Short-Term Borrowings

The principal categories of our short-term borrowings are amounts borrowed under foreign trade lines of credit, domestic inter-bank loans and repurchase agreements. The table below presents the amounts outstanding, the average balance and the weighted average nominal interest rate for each period indicated by type of short-term borrowing under IFRS.

	As of December 31, 2020
	Year-End Balance		Average Balance		Weighted Average Nominal Interest Rate (1)
IFRS:	(in millions of Ch$, except interest rate data)
Obligations by repurchase agreements and securities lending	Ch$	288,917	Ch$	280,827	0.66%
Central Bank borrowings		—		—	—
Borrowings from domestic financial institutions		8,357		13,789	0.40
Borrowings from foreign financial institutions		550,658		1,177,045	1.48
Commercial Papers		106,060		219,046	1.78
Other obligations		166,384		186,137	0.89
Total short-term borrowings	Ch$	1,120,376	Ch$	1,876,844	1.33%

(1)	Weighted Average Nominal Rate is calculated as the sum of total accrued interests for the type of security divided by the average balance for the same type of security during the reported period.

	As of December 31, 2021
	Year-End Balance		Average Balance		Weighted Average Nominal Interest Rate (1)
IFRS:	(in millions of Ch$, except interest rate data)
Obligations by repurchase agreements and securities lending	Ch$	95,009	Ch$	140,600	0.67%
Central Bank borrowings		1,020,014		765,000	0.50
Borrowings from domestic financial institutions		—		3,965	—
Borrowings from foreign financial institutions		453,705		497,303	0.59
Commercial Papers		348,445		359,836	0.34
Other obligations		249,915		176,505	1.42
Total short-term borrowings	Ch$	2,167,088	Ch$	1,943,209	0.59%

(1)	Weighted Average Nominal Rate is calculated as the sum of total accrued interests for the type of security divided by the average balance for the same type of security during the reported period.

	As of December 31, 2022
	Year-End Balance		Average Balance		Weighted Average Nominal Interest Rate (1)
IFRS:	(in millions of Ch$, except interest rate data)
Obligations by repurchase agreements and securities lending	Ch$	216,264	Ch$	184,448	8.59%
Central Bank borrowings		—		120,000	0.50
Borrowings from domestic financial institutions		2,699		503	—
Borrowings from foreign financial institutions		1,046,456		693,951	2.17
Commercial Papers		107,910		133,208	0.97
Other obligations		344,008		200,493	3.78
Total short-term borrowings	Ch$	1,717,337	Ch$	1,332,603	2.46%

(1)	Weighted Average Nominal Rate is calculated as the sum of total accrued interests for the type of security divided by the average balance for the same type of security during the reported period.

The following table presents the maximum month-end balances of our principal sources of short-term borrowings during the periods indicated:

	Maximum 2020 month-end balance		Maximum 2021 month-end balance		Maximum 2022 month-end balance
IFRS:	(in millions of Ch$)
Investments sold under agreements to repurchase	Ch$	390,090	Ch$	209,469	Ch$	268,280
Central Bank borrowings		—		1,020,014		920,000
Borrowings from domestic financial institutions		20,546		6,556		2,699
Borrowings from foreign financial institutions	Ch$	1,688,503	Ch$	618,461	Ch$	1,144,937

Minimum Capital Requirements

Pursuant to the general Banking Act, local banks must comply with minimum capital requirements in relation to both total assets and risk-weighted assets (considering credit, market and operational risk). CET1 Capital should be at least equal to 3.0% of total assets, based on the leverage requirements. Likewise banks’ Total Capital or Regulatory Capital, should be at least 9.563% of their risk weighted assets, Tier 1 Capital should be at least 7.563% of their risk weighted assets and CET1 Capital should be at least 6.063% of their risk weighted assets. In addition to these requirements banks must comply with capital buffers, as mentioned in “Item 4. Information on the Company—Regulation and Supervision—Capital Adequacy Requirements”.

For more information on capital adequacy requirements, compliance and capital availability, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Adequacy Requirements”.

Item 4A Unresolved Staff Comments

None.

Item 5 Operating and Financial Review and Prospects

OPERATING RESULTS

Introduction

The following discussion should be read in conjunction with, and is entirely qualified by reference to, our audited consolidated financial statements as of and for the year ended December 31, 2022 appearing elsewhere in this annual report and “Item 4. Information on the Company—Selected Statistical Information.” Certain amounts (including percentage amounts) that appear in this annual report may not total due to rounding.

Unless otherwise indicated, the financial information included in this annual report with respect to 2020, 2021 and 2022 has been derived from financial statements that have been prepared in accordance with IFRS as issued by the IASB. See Note 2(a) to our audited consolidated financial statements as of and for the year ended December 31, 2022 appearing elsewhere in this annual report. IFRS differs in certain significant respects from Chilean GAAP. As a result, our financial information presented under IFRS is not directly comparable to any of our financial information presented under Chilean GAAP. Accordingly, readers should avoid such comparison.

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

Chilean Economy

After a period of GDP deceleration between 2014 and 2017, GDP made a recovery in 2018, recording an annual growth of 4.0%, primarily due to improved confidence indices, the better economic performance of some key trade partners, and a strong recovery in private investment, which increased by 6.5% as compared to 2017, leading to favorable impact on the demand for commercial loans from corporations. To a lesser degree, household consumption experienced a 3.8% annual increase in the same period. The recovery of copper prices was a key driver of these positive figures, boosting machinery and equipment investment in the mining sector.

In 2019, instead, the GDP expanded by only 0.7%, mainly due to the social unrest in Chile that occurred in October 2019. Prior to those events, although the Chilean economy was growing below its potential, the figures reported in the third quarter reflected an important recovery in comparison with the first two quarters. However, protests and demonstrations that followed the social turmoil resulted in a GDP contraction of 2.6% during the fourth quarter of 2019 on an annual basis, due to severe damage to private and public infrastructure, stagnation of certain economic sectors, such as commerce and entertainment, and deteriorated consumer confidence indices. These factors also affected household consumption which increased by 0.7% in 2019 in comparison with the 3.6% increase in 2018. In addition, fixed capital formation rose 4.5% as compared to 6.5% growth in 2018, mainly fostered by projects that were in pipeline.

Undoubtedly, 2020 was a very challenging year in terms of economic growth. The effects of COVID-19 on the world economy were worse than expected. According to the IMF, GDP in developed markets decreased 4.4% in 2020, while the world economy contracted by 3.0% on an annual basis. Emerging markets as a whole were less impacted by the pandemic, although their economic output decreased 1.9% in 2020. For many countries, the impact of COVID-19 on their economic growth was aligned with and dependent on the effectiveness of measures taken by its authorities aimed at controlling the pandemic, including the duration of lockdowns, mobility restrictions and fiscal support packages, among others. Amid this global downturn, the Chilean economy was also severely affected by the evolution and spread of COVID-19, which led health authorities to establish total or partial lockdowns in many districts and entire cities. Thus, during the second quarter of 2020, most of the economic activities that are highly dependent on social interaction, including services, retail, construction, nonessential manufacturing, restaurants, tourism and entertainment, were dramatically affected, translating into significant pressure on the labor market and investment projects. Overall, the Chilean economy contracted 6.1% in 2020, as a consequence of a sharp decrease of 10.8% in investment (particularly investment in infrastructure, machinery and equipment) and an 7.4% decline in household spending. Despite these negative trends, these results were better than originally expected due to the unprecedented fiscal and monetary packages as a result of diverse initiatives proposed by the Chilean Government, including: (i) direct money transfers to individuals as a way to mitigate the decrease in monthly income, (ii) a lending facility program implemented by the Central Bank to provide liquidity to local banks pursuing to preserve lending to individuals and SMEs while promoting the rescheduling of overdue installments of past-due loans, and (iii) the choice for companies to adopt a furlough scheme with workers financed through the unemployment insurance fund. These fiscal and monetary actions were supplemented by the effect of two consecutive pension fund withdrawals by individuals, as approved by the Chilean Congress during 2020 in order to face the economic aftermath of the pandemic. Furthermore, the annual contraction in investment and household consumption was partially offset by a trade balance that turned from negative in 2019 to positive in 2020 as a result of imports decreasing 12.3% while exports decreasing only 0.9%. The latter was supported by an unexpected rally in copper price (Chile’s main export product), resulting from the rebound of the Chinese economy after the first peak of the COVID-19 pandemic, and the pandemic-related supply/production restrictions, which together more than offset the decrease in exports associated with other products as a result of the pandemic.

In 2021, the Chilean economy showed a strong recovery, given both the low comparison base posed by 2020 and, more importantly, real economic growth, particularly driven by an increase in private consumption. According to figures reported by the Central Bank, GDP increased 11.7% in 2021 on an annual basis, which was primarily due to household spending increasing 20.8% as compared to 2020, principally as a result of extraordinary support measures for individuals adopted by both the Chilean Government, in the form of direct money transfers, and the Chilean Congress, which approved a total of three withdrawals from pension funds, two in 2020 and a third one in 2021, all of which had a significant impact on liquidity and disposable income of individuals. According to the Chilean Superintendency of Pensions, as of March 31, 2023 the Chilean Pension Funds managers had paid a total amount of approximately U.S.$52,643 million to pension fund participants. The higher liquidity among individuals had a direct impact on the purchasing power of individuals. Also, throughout 2021, the long-lasting mobility restrictions were gradually lifted as a significant part of the population became fully vaccinated and the contagion rates decreased steadily, reactivating diverse industries, particularly those associated with retail, mass consumption and services. As for investment expenditures (gross capital formation, namely, investment in infrastructure, machinery and equipment), overall capital expenditures also improved as depicted by a 15.7% growth in gross fixed capital formation. Similarly, government spending increased 13.8% in 2021 when compared to 2020, which was primarily fostered by increasing social demands from the Chilean population and efforts deployed by the administration to deal with the effects of the COVID-19 pandemic on the many economic sectors and for companies ranging from SMEs to large companies, as well as individuals that witnessed a sudden reduction on their monthly income. On the other hand, given the dynamics that boosted household consumption and investment, constrained inventories led the Chilean balance of trade (defined as exports minus imports) to record a deficit in 2021. Based on these trends, in 2021, the Chilean economy surpassed its pre-pandemic GDP level.

During 2022, the Chilean economy evidenced similar trends to those of the global economy, such as a moderation in GDP growth, increased inflation and tightening in both monetary and fiscal policy. According to the Chilean Central Bank, the local economy grew 2.4% in 2022 compared to the 11.7% annual growth rate recorded in 2021. The economic slowdown was the consequence of the economy’s overheating in 2021 that was driven by non-recurrent factors, which resulted in a significant contraction in fiscal spending in 2022 and the aggressive monetary policy deployed by the Central Bank in order to cope with inflation by increasing the reference interest rate sharply throughout the year, thereby constraining lending activity in all business segments. The moderate growth in GDP was driven by a significant slowdown in household consumption, which increased 2.9% on an annual basis due to both the decrease in the liquidity surplus seen in the local economy in 2021 as a consequence of policies aimed at assisting people during the pandemic and, more recently, and the upward trend seen in interest rates and high inflation, which reduced both borrowing from banks and individuals’ disposable income. Similarly, government spending decelerated from 13.8% in 2021 to 4.1% in 2022, based on the end of extraordinary expenses associated with social support to mitigate the economic effects of the COVID-19 pandemic. Likewise, private investment recorded an annual increase of 2.8% in 2022 denoting a significant slowdown from 2021. This was the outcome of diverse factors including the level of long-term interest rates that remained high and also the political and economic uncertainty sourranding the constitutional process taking place in Chile, all factors contributing to the decision by companies to postpone long-term capital expenditures. Notwithstanding the lower GDP growth, however, inflation rose to an annualized 12.8% in 2022, measured as CPI variation, which was well above the medium-term monetary policy target of 3.0% defined by the Central Bank and representing the highest inflation rate experienced by Chile since 1991. The increase in local prices was the result of higher external prices for volatile categories, such as energy and commodities, as well as the depreciation of Chilean peso during most of 2022, which translated into a 15.9% annual increase in prices of tradable goods. Excluding food and energy prices, core inflation was also well above the target by increasein 8.6% on an annual basis. Based on the path taken by local prices, the Central Bank has attempted to constrain local consumption and money supply by increasing the monetary policy interest rate from 4.00% in December 2021 to 11.25% in December 2022, which is the highest level since 1998.

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

During 2019, inflation remained within the Central Bank’s target range, from 2.0% to 4.0%, increasing by 3.0% as measured by the CPI. Although inflation was in the range of 2.0% to 3.0% most of the year, the social unrest in Chile during the fourth quarter of 2019 produced certain inflationary pressures as some economic sectors experienced a constraint in their productive capacity. The depreciation of 8.4% of the Chilean peso against the U.S. dollar also contributed to the increase in inflation by affecting the prices of non-durable goods and fuel. In 2020, in spite of the significant impact of the COVID-19 pandemic on household spending and unemployment rates as a result of the lockdowns determined by Chilean health authorities, CPI recorded a 12-month increase of 3.0%, which was equivalent to the target defined by the Central Bank for long-term inflation. The deflationary pressures triggered by the COVID-19 pandemic coupled with an appreciation of the Chilean peso by the end of the year, all of which was more than offset by the temporary shortfall of certain products during the peak of the COVID-19 pandemic, as many economic sectors were restricted or suspended. In 2021, CPI increased 7.2% as a result of diverse inflationary pressures coming from both the local and external fronts. From the local perspective, a high demand for durable and non-durable goods was triggered due to excess of liquidity present in the whole economy as a consequence of the effect of the three pension fund withdrawals approved by the government plus one withdrawal from life annuities (rentas vitalicias) from life insurance companies, as mentioned earlier. This excess of liquidity meant a significant improvement in individuals’ disposable income, which translated into higher than expected consumption that was not met by aggregate supply. Likewise, in 2021, the Chilean peso recorded an annual depreciation of 19.8% against the U.S. dollar, mainly attributable to the uncertainty caused by local economic events in the capital market, such as the aforesaid pension fund withdrawals, and political uncertainty associated with the presidential elections held in November and December 2021, all of which contributed to significant spikes in the prices of imported goods. From the external perspective, the sharp increase in the price of oil and also the constraints experienced in the global supply chain contributed to an increase in overall prices in the economy. In 2022, the CPI increased 12.8% as a consequence of many factors, although the sharp increase in household consumption in 2021 that began to decelerate during 2022, propelled by above average liquidity among individuals for the reasons mentioned earlier, was a primary cause behind higher-than-expected inflation as the local supply for products and services was not able to meet demand requirements in the short-term. This factor coupled with other inflationary pressures, such as: (i) the increase in the energy prices worldwide, (ii) the constraints experienced in the global supply chain that translated into an overall increase in external prices, and (iii) the depreciation experienced by the Chilean peso against the U.S. dollar, during most of 2022, particularly in months surrounding the constitutional referendum when the U.S. dollar reached an all-time high of Ch$1.051 per U.S. dollar, which has a pass-through effect associated with the translation of imported tradable goods into Chilean pesos.

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

UF Denominated Assets and Liabilities. The UF is revalued in monthly cycles. On each day in the period beginning the tenth day of the current month through the ninth day of the next month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect each day a pro rata amount of the prior calendar month’s change in the CPI as published by the Chilean National Statistics Institute. One UF was equal to Ch$30,991.74 as of December 31, 2021 and Ch$35,110.98 as of December 31, 2022. The effect of any changes in the nominal peso value of our UF denominated assets and liabilities are reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest revenue and expense. Our net interest income will be positively affected by inflation (and negatively affected by deflation) to the extent that our average UF denominated assets exceed our average UF denominated liabilities, while our net interest income will be negatively affected by inflation (and positively affected by deflation) when average UF denominated liabilities exceed our average UF denominated assets. Our average UF denominated assets exceeded our average UF denominated liabilities by Ch$8,323,985 million (U.S.$9,762.72 million) as of December 31, 2021 and Ch$9,705,081 million (U.S.$11,415.06 million) as of December 31, 2022. These figures exclude positions in hedge accounting derivatives. See “Item 4. Information on the Company—Selected Statistical Information.”

Peso-Denominated Assets and Liabilities. Interest rates in Chile tend to reflect the prevailing inflation rate and expectations regarding future inflation. The sensitivity of our peso denominated interest earning assets and interest bearing liabilities to the inflation rate may vary. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Overview Interest Rates.” We maintain a substantial amount of non-interest bearing, peso denominated current accounts and other demand deposits. The ratio of such deposits to average interest bearing peso denominated liabilities was 223% during the year ended December 31, 2021 and 96% during the year ended December 31, 2022. Since a large part of such deposits are not indexed to inflation, even a slight decline in the rate of inflation may adversely affect our net interest margin on assets funded with such deposits and even a slight increase in the rate of inflation may increase the net interest margin on such assets. See “Item 4. Information on the Company—Selected Statistical Information—Interest Earning Assets and Net Interest Margin.”

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

Beginning in 2017, to anchor inflation expectations and stimulate sluggish economic demand, the Central Bank cut the reference rate from the 3.50% level at which it had ended in 2016, to 2.50% until October 2018, when it began to withdraw the monetary stimulus on the grounds of reduced output gaps, and started increasing the reference interest rate. The Central Bank maintained this view regarding inflation and expectation on economic growth until mid-2019, when it cut the reference rate to 2.50%, given an upward revision in the GDP potential growth and economic slack, both resulting in low inflationary pressures. At that point, inflation had remained in the lower boundary of the Central Banks’s target range (2.00%-4.00%). These trends persisted until the third quarter of 2019, which led the Central Bank to apply consecutive interest rate reductions of 50 basis points in September 2019 and 25 basis points in October 2019. Given the economic slowdown produced by the social turmoil that took place in Chile in October 2019, the Central Bank decided to maintain the monetary stimulus, in light of the tempered impact that social crisis had on inflation and the intervention it carried out in the local foreign exchange market in order to halt the depreciation of the Chilean peso. Consequently, the monetary policy interest rate stood at 1.75% as of December 31, 2019. The Central Bank’s view on the Chilean economy remained the same during the first two months of 2020. However, in a specially convened meeting, the Central Bank later decided to cut the monetary policy rate by 75 basis points to 1.00% on March 16, 2020, as both local and international economic activity was being negatively affected by the effects of the COVID-19 pandemic. Following the developments associated with COVID-19 and the expected effects on the local economy, the Central Bank applied a further cut of 50 basis points to the reference rate on March 31, 2020. By December 31, 2020, the reference interest rate continued to be 0.5% as a result of not only the Central Bank’s commitment to ensure liquidity in the local economy by providing low-cost funding to local banks in order to promote lending and household consumption, but also due to continued inflation within the Central Bank’s target range throughout the entire year. The monetary policy interest rate remained at 0.5% until July 2021, when the Chilean Central Bank implemented a series of increases, taking the monetary policy interest rate to 4.00% by the end of 2021, in order to control the inflationary pressures that arose in the local economy as described earlier. In 2022, the Central Bank took the monetary policy rate from 4.00% in December 2021 to 11.25% in December 2022 attempting to control increasing inflation by restricting consumption. The Central Bank has pointed out that inflation is expected to decrease in 2023, due to economic slowdown. If this trend in inflation becomes steady, the monetary policy interest rate is expected to decline as well. Nevertheless, as of the date of this annual report, the monetary policy interest rate remains at 11.25%.

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

According to information published by the Central Bank, the average annual short term nominal interest rate, based on the rate paid by Chilean financial institutions for 90 to 360 days Chilean peso denominated deposits, was 0.86% in 2020, 1.71% in 2021, and 9.25% in 2022, following the trend seen in the monetary policy interest rate. For the same reason, the average interest rate paid by Chilean financial institutions for 90 to 360 days Chilean peso denominated deposits in the three-month period ended on March 31, 2023 was 10.98%.

The average annual long term nominal interest rate, based on the interest rate of the ten-year Chilean peso denominated bonds in the secondary market, issued by both the Central Bank and the Chilean Government, was 2.80% in 2020, 4.36% in 2021, and 6.26% in 2022. In 2022, long-term nominal interest rates continued to steadily increase in Chile during the first three quarters, as a result of various factors, including: (i) expectations of higher inflation in the near future, (ii) the uncertainty associated with the outcome of the constitutional referendum held on September 4, 2022, and (iii) various attempts coming from the Congress to approve further pension funds withdrawals. However, during the fourth quarter of the year, based on 12-month inflation rates that began to ease and also based on the result of the constitutional referendum, longer term interest rates declined significantly. Accordingly, the interest rate of ten-year Chilean peso denominated bonds, issued by both the Central Bank and the Chilean Government, slightly decreased from 5.69% in December 2021 to 5.34% in December 2022, reaching 5.52% in March 2023. In the three-month period ended on March 31, 2023, the interest rate for the same Central Bank and Chilean Government bonds averaged 5.52%.

Chilean Stock Market

During 2022, the S&P/CLX IPSA, a selective stock market price index composed of the 30 most traded Chilean stocks, showed an overall upward trend after a neutral behavior in 2021. As of December 30, 2022 (last trading date), the S&P/CLX IPSA reached a level of 5,261.9 points, which represented an annual increase of 22.1% as compared to the 4,308.38 points recorded as of December 30, 2021 (last trading date), according to data provided by Bloomberg. The annual growth in the S&P/CLX IPSA index was the result of many factors including: (i) the lift of almost all health and mobility restrictions on the grounds of a solid vaccination process that permitted a return to normal activity in all economic sectors, and (ii) the final outcome of the constitutional referendum in September 2022, which reduced economic and political uncertainty. These positive factors more than offset the impact of modest economic growth in 2022 and the recession expected for 2023, which however was was reflected by the S&P/CLX IPSA index in the fourth quarter of 2022. During the first quarter of 2023, the S&P/CLX IPSA has shown a moderate increase by advancing 3.7% year-to-date by reaching 5,324.6 points on March 31, 2023. This outcome has been the consequence of mixed effects, including: (i) better than expected economic performance, (ii) the negative impact of volatility in international stock markets, partly as a consequence of financial stress affecting some banks in the United States and Europe, (iii) the uncertainty produced by diverse reforms presented by the current administration and the expected path they will follow in the Congress, and (iv) the new constitutional process started after the agreement between political forces in the Congress, which is expected to finalized in December 2023 with a ratification referendum.

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

Impacts of COVID-19 in 2022

COVID-19 was first reported in China on December 31, 2019, after which it spread rapidly throughout the world, ultimately developing into a global pandemic. Countries responded by taking various measures including imposing quarantines and travel restrictions, suspending certain economic activities, and providing COVID-19 vaccines. As of the date of this annual report, although the peak of the impact appears to have passed, variant strains of the virus continue to appear, occasionally reigniting concerns related to the impact of COVID-19 on international trade, travel, employee productivity, employee illness, increased unemployment levels, securities markets, and other economic activities.

In terms of the lingering effects of COVID-19 on our results of operations and financial condition, our financial performance in 2022 was impacted by second-round effects of decisions made by authorities in the context of COVID-19 on macroeconomic variables that resulted in subdued GDP growth, increased inflation and higher interest rates rather than by the direct aftermath of the pandemic, which partly compensated some of the adverse effects in previous years. Therefore, the main drivers supporting our performance in 2022 were as follows:

●	Our loan portfolio grew 7.2% in nominal terms, which denoted negative real growth if adjusted for inflation. This performance was the consequence of: (i) nominal expansion of 17.6% in consumer loans, explained in part by lower disposable income among individuals after the liquidity surplus evidenced in 2021 due to pension funds withdrawals and increased inflation in 2022, (ii) an annual nominal expansion of 10.4% in residential mortgage loans, denoting a moderate real contraction, which is in line with lower demand for loans and stricter lending requirements given the prevailing scenario of higher interest rates and inflation, and (iii) a nominal increase of only 3.2% in commercial loans, which demonstrates a significant real decline, as a consequence of the current level of interest rates in conjunction with political uncertainty and a negative sentiment regarding the economic outlook.

●	From the funding perspective, nominal short-term interest rates increased steadily throughout 2022 owing to the Central Bank’s attempts to curb inflation and individual liquidity surpluses declined over the year, as a result demand deposits recorded a significant decrease of 26.7% in 2022 while being primarily replaced by an increase of 57.1% in time deposits. Also, since the mid-term financing provided by the Central Bank to ensure the continuity of lending activity during the worst of the pandemic (Financing Conditional to the Increase in Loans or FCIC) is due to expire in 2024 for most of the local banking system (March and July 2024 for us) by the end of 2022 we reactivated our long-term debt placements, particularly in the local market, in order to be prepared for increased competition for funding during 2023 and 2024 when all banking players are expected to raise funding to substitute the FCIC. In addition, in the short-term, we benefited from attractive interest rates earned on high quality liquid assets, financed with these liabilities, in a context of subdued loan growth. Thus, in 2022 we placed long-term bonds –principally in the local market– for a total amount of Ch$1,140,567 million with an average maturity of 16 years. As of December 31, 2022 we had an outstanding FCIC amount of Ch$4,348,400 million of which 71.5% is due to expire in March 2024 and 28.5% in July 2024.

●	In terms of results, our net income was Ch$1,445,801 million, representing a 36.9% increase when compared to the Ch$1,056,317 million recorded in 2021. The main driver of this change was the annual increase of Ch$917,752 million or 41.2% in operating revenues, as a consequence of many factors, including: (i) the positive effect of higher inflation (13.3% measured as UF variation) on the contribution of our inflation-indexed asset position, (ii) an increased contribution of demand deposits to our cost of funds in the context of higher short-term interest rates that more than offset the decline in average balances. Likewise, operating revenues also benefited from increased fee income, given the lifting ofalmost all mobility restrictions and higher income from trading activities as we managed to take advantage of interest rate and exchange rate volatility with low price risk exposures. On the other hand, provisions for loan losses recorded a sharp increase of Ch$392,958 million from the Ch$19,172 million recorded in 2021, which was the result of normalized credit risk indicators of delinquency after a period when non-recurrent factors favored customers’ payment behavior during 2021.

Likewise, as part of our commitment to our customers and Chile, in 2021 we launched the National Support Plan (“Plan Nacional de Apoyo”) for Individuals and SME customers aimed at reducing their financial burden during a specific time period of three to six months by rescheduling installments of residential mortgage loans, consumer loans, credit card billing, among other benefits. This coupled with the FOGAPE-Reactiva program, launched by the government in 2021 that was designed to achieve a prompt economic recovery by promoting borrowing from banks to SMEs and middle market companies to finance working capital, investment projects and debt restructuring. Both the FOGAPE-Reactiva and our rescheduling program concluded in 2021.

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

Critical Accounting Policies

We prepare our audited consolidated financial statements in accordance with IFRS as issued by the IASB. Note 2 of our audited consolidated financial statements as of and for the year ended December 31, 2022, which are included in this annual report, contains a summary of our significant accounting policies.

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

Also, for a further description of our policy regarding allowances for loan losses, see Note 2(i)(viii)(2) to our audited consolidated financial statements as of and for the year ended December 31, 2022 appearing elsewhere in this annual report.

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

In some cases, a single valuation technique will be appropriate, whereas in others multiple valuation techniques will be appropriate. The objective of a fair value measurement is to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions. A fair value measurement requires an entity to determine all of the following:

●	the particular asset or liability that is the subject of the measurement (consistently with its unit of account).

●	the principal (or most advantageous) market for the asset or liability.

●	the valuation technique(s) appropriate for the measurement, considering the availability of data with which to develop inputs that represent the assumptions that market participants would use when pricing the asset or liability and the level of the fair value hierarchy within which the inputs are categorized. For more information regarding the accounting principles associated with the valuation of financial assets and liabilities, see Note 2(h) to our audited consolidated financial statements as of and for the year ended December 31, 2022 appearing elsewhere in this annual report. Also, for a further description of our internal fair value classification, see Note 41 to our audited consolidated financial statements as of and for the year ended December 31, 2022 appearing elsewhere in this annual report.

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

The accounting treatment of loan modifications had a no material effect on our results or financial condition neither for the year ended December 31, 2021 nor the year ended December 31, 2022.

Amendments to Financial Reporting Standards in 2022

The accounting policies followed in 2022 are consistent with those prevailing in the previous financial year. The following amendments, corresponding to IFRS enhancements, did not have any impact on our accounting policies, financial position or results of operations.

●	Amendment to IFRS 9 Financial Instruments, which clarifies the fees an entity includes when applying the “10 per cent” test in paragraph B3.3.6 of IFRS 9 when assessing whether a financial liability should be derecognized or not. An entity includes only fees paid or received between the borrower and the lender, including fees paid or received on behalf of the other.

●	Amendment to IFRS 16 Leases that removes the reimbursement of improvements to the lessor to resolve any possible confusion regarding the treatment of lease incentives.

●	Amendments to IAS 37 Provisions, Contingent Liabilities and Contingent Assets, which specify the costs that an entity must include when evaluating whether a contract will cause losses or not. These costs include those directly related to the contract and incremental costs of fulfilling that contract, or an allocation of other costs that directly relate to the fulfillment of contracts

Changes in Accounting Policies, Estimates and Disclosures

During 2022, certain changes were introduced to the accounting plan, both in the coding and in the description of some line-tems. These changes pursue to improve the quality of financial information in order to facilitate the reading, understanding and comparison of the financial statements, along with providing the market stakeholders with more detailed information. These changes also ensure that the financial statements comply with the standards of IAS 1 and other applicable accounting standards.

Main reclassifications in the Consolidated Balance sheet were:

(i)	Assets and liabilities associated with “Derivative instruments” were separated into “Derivative financial instruments” and “Derivative Financial Instruments for hedging purposes”,

(ii)	Debt financial instruments and mutual funds were reclassified from “Financial assets held-for-trading” to “Financial assets held-for-trading at fair value through profit or loss”,

(iii)	Assets received in lieu of payment were reclassified from “Other assets” to “Non-current assets and disposal groups held for sale”,

(iv)	Investment in properties were reclassified from “Investment properties” to “Other assets”, (v) short sales of shares were reclassified from “Obligations under repurchase agreements” to “Financial liabilities at amortized cost”,

(v)	Subordinated bonds were reclassified from “Debt financial instruments issued” to “regulatory capital financial instruments”,

(vi)	Goods for leasing were reclassified from “Other financial obligations” to “Other liabilities”, and

(vii)	Provisions related to our loyalty program were reclassified from “Other Liabilities” to “Other provisions”.

Likewise, in the Consolidated Income Statement, reclassifications were associated with:

(i)	Income from investments in associates and other companies were reclassified from “Income attributable to associates” to “Operating income”,

(ii)	Expenses for assets received in lieu of payment and income from sale of noncurrent assets were reclassified from “Other operating expenses” and “Other Operating income” to “Result from non-current assets and disposal groups held for sale not admissible as discontinued operations”, and

(iii)	Income for recovery of expenses for credit operations of financial leasing and other operational risk events were reclassified from “Other operating income” to “Other Operating expenses”.

For more information see Note 4 to our audited consolidated financial statements as of and for the year ended December 31, 2022 appearing elsewhere in this annual report.

Results of Operations for the Years Ended December 31, 2020, 2021 and 2022

The consolidated financial information presented in this section for the years ended December 31, 2020,  2021 and 2022 has been audited and prepared in accordance with IFRS. In addition, to the extent that it is available and because we believe it is useful in analyzing our results, we have included information classified by the business segments that we use for internal reporting purposes. As mentioned earlier, information about our business segments is reported under our internal reporting policies, which differ in significant respects from IFRS.

Net Income

Some of the line-items presented below under Net Income have been reclassified to or from other line-items, as mentioned in Item 5. Operating and Financial Review and Prospects–Critical Accounting Policies–Changes in Accounting Policies, Estimates and Disclosures. Accordingly, explanations for previous years may have changed to reflect such reclassification.

The following table sets forth the principal components of our net income, as detailed in our audited consolidated financial statements for the years ended December 31, 2020, 2021 and 2022:

	For the Year Ended December 31,						% Increase (Decrease)
	2020		2021		2022		2020/2021	2021/2022
	(in millions of Ch$, except percentages)
IFRS:
Net interest and UF indexation income	Ch$	1,316,788	Ch$	1,574,022	Ch$	2,266,129	19.5%	44.0%
Net fees and commissions income		445,968		455,028		522,132	2.0	14.7
Other income (loss), net		159,555		195,821		354,362	22.7	81.0
Expected credit losses		(547,106)		(19,172)		(412,130)	(96.5)	2,049.6
Operating expenses		(870,352)		(873,413)		(995,483)	0.4	14.0
Income before income taxes		504,853		1,332,286		1,735,010	163.9	30.2
Income taxes		(103,223)		(275,969)		(289,209)	167.4	4.8
Net income	Ch$	401,630	Ch$	1,056,317	Ch$	1,445,801	163.0%	36.9%

2021 and 2022. For the year ended December 31, 2022, our net income increased Ch$389,484 million or 36.9% from Ch$1,056,317 million in 2021 to the Ch$1,445,801 million recorded in 2022, which was mostly related to the effect of higher inflation and, to a lesser extent, to the positive effect of higher interest rates on the contribution of our demand deposits. For information on the impacts of the COVID-19 pandemic on our results of operations for the year ended December 31, 2022 please see: “Item 5. Operating and Financial Review and Prospects—Operating Results—Overview—Impacts of COVID-19 in 2022” in this annual report. In summary, the annual increase in net income was mainly supported by:

●	An annual increase of Ch$692,107 million or 44.0% in net interest and UF indexation income, from Ch$1,574,022 million in 2021 to Ch$2,266,129 million in 2022. The main explanatory factors supporting this change were: (i) higher contribution of our UF-denominated net asset exposure, resulting from higher inflation as reflected by UF variation that increased from 6.6% as of December 31, 2021 to 13.3% as of December 31, 2022, which in conjunction with an increased average UF-denominated balance sheet exposure explained nearly Ch$575,921 million of higher net interest income, (ii) an annual increment of Ch$370,866 million in the contribution of demand deposits to our funding cost because of the steady rise in both short-term interest rates –as the Chilean Central Bank continued the monetary tightening cycle by increasing the reference rate from 4.00% as of December 31, 2021 to 11.25% as of December 31, 2022– and the long-term interest rates –due to expectations on higher inflation for most of 2022 when compared to 2021– all permitting to offset the annual decline of 8.0% in average demand deposit balances, and (iii) the annual increase of Ch$17,640 million in income from loans (net of funding cost), primarily due to annual expansions of 6.5% and 9.6% in average balances of commercial and residential mortgage loans, respectively, which was partly offset by lower lending spreads in consumer loans. These effects were partly offset by: (i) an annual decline of approximately Ch$281,202 million from the management of financial gaps (term gapping and interest rates mismatches of our on-balance positions that exclude the effect of inflation) as a result of the sharp increase in interest rates throughout the year, and (ii) an annual decrease of Ch$5,279 million in credit prepayments, in line with increased interest rates and lower liquidity among customers, which jointly translated into lower incentives and capacity to refinance and prepay debt.

●	An increase of 81.0%, or Ch$158,541 million, in other income and loss net in 2022 when compared to 2021, from Ch$195,821 million in 2021 to Ch$354,362 million in 2022. This was principally the consequence of: (i) increased results from securities held-for-trading resulting from the upward trend in local interest rates that translated into higher gains from interest accrued and fair value adjustments these instruments, (ii) an annual increase in income from exchange, indexation and accounting hedging of foreign currency mostly associated with foreign exchange adjustments on an increased on-balance foreign exchange liability exposure due to both an appreciation of 0.3% of the Chilean peso against the U.S. dollar in 2022 as compared to the sharp depreciation of 19.8% of the Chilean peso against the U.S. dollar in 2021, and (iii) an annual increase in income attributable to investments in other companies explained by higher net income from Transbank. These effects were partly offset by: (i) lower income from trading derivatives, mostly influenced by volatility in the exchange rate during 2022 and a high comparison base given the sharp depreciation of 19.8% of the Chilean peso against the U.S. dollar in 2021, and (ii) the effect of higher inflation on inflation-indexed derivatives during the year.

●	An annual increase in fees and commissions of approximately Ch$67,104 million or 14.7%, from Ch$455,028 million in 2021 to Ch$531,619 million in 2022. This growth was mostly explained by: (i) higher fee income from transactional services (including current accounts, overdrafts, credit lines and credit cards), which was influenced by the normalization of overall spending and transactionality across the economy as mobility restrictions were almost totally lifted in 2022, and (ii) greater fees from mutual funds management in connection with portfolio rebalancing towards equity funds (which bear higher margins), a trend that has been taking place since the the end of 2021, and the overall improvement in average margins bear by mutual funds on fixed-income securities in 2022.

These factors were partly counterbalanced by:

●	An annual expansion of Ch$392,958 million in provisions for expected credit losses, from Ch$19,172 million in 2021 to Ch$412,130 million in 2022. This annual change was principally explained by asset quality indicators that continued to return to pre-pandemic levels, reflecting the end of most of the temporary effects that benefited both customers’ payment behavior and risk profiles in 2021, including fiscal aid packages, pension fund withdrawals –that resulted in increased disposable income among customers– and the government-guaranteed loan program. Instead, during 2022, the liquidity surplus decreased steadily while higher inflation reduced the purchasing power of customers, both leading to an increase in delinquency ratios and expected credit losses.

●	An annual increase of Ch$122,070 million or 14.0% in operating expenses, from Ch$873,413 million in 2021 to Ch$995,483 million in 2022. This was mainly related to: (i) an annual increase in personnel expenses, due to both higher variable compensation and the recognition of the inflation effect on salaries, which were partly offset by an annual decrease in average headcount, (ii) a moderate rise in severance payments associated with organizational changes, and (ii) an annual increase in administrative expenses, mostly influenced by increased costs in IT services, particularly in software licensing and data services related to our digital transformation strategy.

●	An annual increase of Ch$13,240 million or 4.8% in income tax, from Ch$275,969 million in 2021 to Ch$289,209 million in 2022. This figure was the consequence of: (i) the annual growth of 30.2% in income before income taxes, due to the previously mentioned drivers, and (ii) the sale of instruments measured at fair value through OCI with cumulative losses, which were not tax deductible. These effects were partly offset by the effect of higher inflation on our shareholders’ equity, which may be deducted from our taxable base.

2020 and 2021. For the year ended December 31, 2021, our net income increased Ch$654,687 million, or 163.0%, from Ch$401,630 million in 2020 to the Ch$1,056,317 million recorded in 2021. This increase in net income was primarily attributable to the combined effect of lower provisions for expected credit losses and higher inflation as further discussed below. For information on the impacts of the COVID-19 pandemic on our results of operations for the year ended December 31, 2021 please see: “Item 5. Operating and Financial Review and Prospects—Operating Results—Overview—Impacts of COVID-19 in 2021” in our 2021 annual report. In summary, the annual increase in net income was mainly supported by:

●	An annual decrease of 96.5%, or Ch$527,934 million, in provisions for loan losses, from Ch$547,106 million in 2020 to Ch$19,172 million in 2021. This decline was primarily a result of improved economic dynamics given the significant decrease or removal of mobility restrictions in 2021 when compared to 2020, which benefited the financial condition of credit risk profiles of companies and individuals as economic activity began to return to near normal levels. Similarly, the excess of liquidity in the economy produced by pension fund withdrawals and the fiscal aid package improved the payment capacity of personal banking customers significantly as reflected by lower delinquency ratios. These factors had a positive effect on our forward-looking provisioning models that, in conjunction with updated models for both individually-evaluated and group-based evaluated portfolio resulted in an allowance release of approximately Ch$188,324 million in 2021 that compares to allowances for expected credit losses of Ch$210,205 million established in 2020 in the context of the COVID-19 pandemic. Lower charge-offs and increased recoveries within the same period also contributed, to a lesser extent, to this result.

●	An increase of 19.5%, or Ch$257,234 million, in net interest income on an annual basis, from Ch$1,316,788 million in 2020 to Ch$1,574,022 million in 2021. This increase was primarily due to the impact of higher inflation during this year on our UF-denominated net asset exposure, as a result of an annual UF variation of 6.61% as of December 31, 2021, when compared to 2.69% as of December 31, 2020, which led to nearly Ch$310,775 million of the increase in net interest income. To a lesser extent, the contribution of demand deposits to our funding cost increased Ch$5,772 million in 2021 when compared to 2020 given the upward trend adopted by short-term and long-term interest rates, particularly during the second half of 2021, as a consequence of higher uncertainty, expectations on higher inflation, and the withdrawal of the monetary stimulus by the Central Bank that had led the reference rate to increase from 0.5% to 4.0% between July 2021 and December 2021. These effects were partially offset by: (i) lower income from loans (net of cost of funds) by approximately Ch$29,000 million in 2021 when compared to 2020, mainly due to a change in the mix toward products with lower lending spreads such as residential mortgage loans and commercial loans granted to SMEs and middle market companies in the context of the government guaranteed program, as well as consumer loans bearing higher lending spreads that only started to reactivate by the end of 2021, (ii) lower results from the carry (net of funding cost) of fixed-income securities measured at fair value through OCI and held-to-maturity by approximately Ch$15,460 million given the aforementioned trends in interest rates, and (iii) an annual decrease of approximately Ch$ 8,100 million from the management of interest rates mismatches and term gaps (asset and liability management).

●	An increase of 22.7%, or Ch$36,266 million, in Other Income (Loss), Net in 2021 when compared to 2020, mostly due to higher income from derivatives, which benefited from both the positive impact of the sharp 19.8% depreciation of the Chilean peso against the U.S. dollar in 2021 as compared to the appreciation of 5.3% observed for the Chilean peso against the U.S. dollar in 2020 and increased net asset average exposure to exchange rate through trading derivatives in 2021. To a lesser extent, CVA adjustments for derivatives also positively contributed to these results, when compared to 2020. Similarly, we also benefited from higher income attributable to associates due to higher income from Nexus and Transbank. The increase in net other income (loss) was to some extent offset by a net decrease in income from foreign exchange transactions associated with on-balance liability positions in foreign currency, mostly due to the sharp increase in foreign exchange rates as of December 31, 2021 as compared to 2020, which coupled with lower results from marking-to-market on fixed-income portfolios as a result of higher interest rates on both securities held for trading and securities measured at fair value through other comprehensive income.

●	An annual increase in fees and commissions of approximately Ch$9,060 million, or 2.0%, from Ch$445,968 million in 2020 to Ch$455,028 million in 2021. This annual increase was mostly explained by: (i) higher fees from mutual funds management due to increased assets under management and portfolio rebalancing towards equity funds bearing higher fees, and (ii) the effect that greater mobility and social interaction had on transactional services, explained by a subdued commercial activity in 2020 attributable to the COVID-19 pandemic. The magnitude of this increase was partially decreased due to the extraordinary upfront fee received by our insurance brokerage coming from our long-term partnership with an international insurance company in 2020, which increased the basis for comparison for 2021.

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

Net Interest Income

The tables included under the headings “—Interest and UF Indexation (inflation) Revenue” and “—Interest and UF (inflation) Indexation Expense” set forth information regarding our consolidated interest revenue and expenses, average interest earning assets and average interest bearing liabilities for the years ended December 31, 2020, 2021 and 2022. This information is derived from tables included elsewhere in this annual report under “Item 4. Information on the Company—Selected Statistical Information” and is qualified in its entirety by reference to such information.

	For the Year Ended December 31,						% Increase (Decrease)
	2020		2021		2022		2020/2021	2021/2022
IFRS:	(in millions of Ch$, except percentages)%
Interest and UF indexation revenue	Ch$	1,876,795	Ch$	2,388,470	Ch$	4,466,881	27.3%	87.0%
Interest and UF indexation expense		(560,007)		(814,448)		(2,200,752)	45.4	170.2
Net interest and UF indexation income	Ch$	1,316,788	Ch$	1,574,022	Ch$	2,266,129	19.5%	44.0%
Net interest margin(1)(2)		3.44%		3.79%		5.40%

(1)	Net interest income divided by average interest-earning assets. The average balances for interest-earning assets, including interest readjustments, were calculated on a daily basis for the Bank’s balances and on a monthly basis for our subsidiaries’ balances.
(2)	Net interest margin includes the interest earned on trading securities, which is accounted for under Other Income (Loss) Net. Similarly, it includes average balances of trading securities.

2021 and 2022. For the year ended December 31, 2022 our net interest income was Ch$2,266,129 million, which represents an annual increase of 44.0% or Ch$692,107 million, as compared to the Ch$1,574,022 million recorded in 2021. The main drivers supporting the increase in net interest income were:

●	An annual increase of approximately Ch$631,789 million in income from loans (excluding the effect of inflation) mostly due to: (i) higher interest earned on commercial loans by nearly Ch$418,878 million in 2022 when compared to 2021 due to average nominal interest rates earned on loans that increased from 3.4% in 2021 to 5.2% in 2022 –aligned with both the trends adopted by local and foreign interest rates and the amortization of FOGAPE loans that carry lower than average interest rates– and a 7.3% annual expansion in average balances of commercial loans, (ii) an annual increase of Ch$173,088 million in interest earned on consumer loans supported by both average nominal interest rates that rose from 10.9% in 2021 to 13.3% in 2022 and a 15.4% annual growth in average balances, focused on credit card loans and installments loans, which was a result of several drivers including, increased productivity in loan origination, lower liquidity surplus in the economy (as support measures to deal with the economic effects of COVID-19 pandemic disappeared), and lower disposable income produced by higher inflation, and (iii) an annual increase of Ch$39,823 million in interests earned on residential mortgage loans, mostly explained by average balances growing 9.8% on an annual basis and increased average interest rates. All in all, the average interest rate earned on loans to customers (excluding the effect of inflation) increased from 4.1% for the year ended on December 31, 2021 to 5.6% for the year ended on December 31, 2022.

●	An annual increment of Ch$575,921 million in the contribution of our UF-denominated net asset balance sheet exposure (on and off-balance positions). This result was the consequence of both inflation (measured as UF variation) increasing from 6.6% in 2021 to 13.3% in 2022 and an annual increase recorded by our average UF-denominated net asset exposure in the banking book in 2022 when compared to 2021.

●	An annual increase of Ch$175,718 million in interest earned on securities measured at fair value through OCI and fixed-income securities measured at amortized cost in 2022 when compared to 2021. Most of this increment had to do with the overall growth in average interest rates accrued by these instruments from 1.7% in 2021 to 5.0% in 2022 as a result of the increase in both short-term interest rates due to the tightening cycle deployed by the Central Bank to deal with inflation long-term interest rates reflecting the expected path of inflation for the coming years. The change in average interest rates explained an annual increase of Ch$145,092 million in interest income, which coupled with a 24.2% increase in average balances that explained an annual expansion of Ch$30,326 million in interest earned on fixed-income securities (excluding interest earned on held-for-trading instruments, which are registered in Other Income & Loss, net).

●	An annual increase of Ch$142,674 million in interest revenues on loans and advances to banks, which was mainly explained by the positive effect of higher short-term interest rates (primarily as a result of the changes in the monetary policy interest rates) on overnight deposits held in the Central Bank for liquidity management purposes. This effect was to some extent counterbalanced by an annual decrease of 29.6% in average balances, which explained an annual decline of Ch$2,471 million in interest revenues on loans and advances to banks, mostly associated with a high basis for comparison as we had to comply with “technical reserve” requirements in 2021 due to unusually high levels of demand deposits.

These factors were partially counterbalanced by:

●	An annual increase of Ch$702,697 million in interest paid on savings accounts and time deposits in 2022, mostly attributable to: (i) higher average interest rate paid on saving accounts and demand deposits in line with trends seen in local interest rates, particularly for shorter terms as explained above, which explained Ch$677,044 million of higher interest paid on these interest-bearing liabilities, and (ii) an annual growth of 38.1% in average balances of time deposits explaining higher interest paid by Ch$25,653 million, which conversely correlated with the annual decline in non-interest bearing current accounts and demand deposits as a result of interest rates and inflation that climbed well above mid-term levels, all encouraging customers to invest in interest-bearing instruments rather than demand deposits.

●	An annual increase of Ch$36,737 million in interest paid on debt instruments (including commercial paper) in 2022. This was the result of: (i) a small rise in average interest rate paid on long-term debt instruments from 2.3% in 2021 to 2.5% in 2022 that explained Ch$19,204 million of higher interest paid on such liabilities, and (ii) an annual growth 8.8% in average balances of debt issued (including commercial paper) that resulted in further interest paid by Ch$17,533 million. The expansion in average balances, however, was principally concentrated in the last quarter of 2022, when we placed Ch$893,267 million in long-term senior bonds denominated in UF in the local market (and Ch$1,088,897 million in the whole year), in order to: (i) replace funding from demand deposits that significantly decreased over the year, and (ii) to be prepared for potential market dynamics taking place once alternative funding sources, such as the Financing Facilities Conditional on Loan Growth (“FCIC”) provided by the Central Bank, will be fully amortized by by all banks in 2024.

●	Interest paid on REPO instruments increasing Ch$14,905 million in 2022, which was almost entirely explained by the effect of higher interest rates accrued during the year as a consequence of the climb recorded by nominal interest rates following the Central Bank’s monetary actions.

●	An annual increase of Ch$14,031 million in interest paid on borrowings from financial institutions. Most of the annual change was related to an annual growth in average interest rates accrued by such instruments in 2022, which explained Ch$10,733 million of higher interest paid on them. Nearly 83% of our year-end balance of borrowings from financial institutions corresponds to borrowings in local currency from the Chilean Central Bank associated with the FCIC, which accrues a flat nominal interest rate of 0.5% until its maturity. As such, the increase in average interest rates on these liabilities was principally influenced by higher foreign interest rates. To a lesser extent, the annual expansion of 14.1% in average balances explained an annual increase of Ch$3,298 million in interest paid on borrowings from financial institutions, in line with both higher average funding from the Central Bank (since we raised additional financing of Ch$1,237,811 million in the second quarter of 2021) and increased funding from foreign banks in order to replace the annual decline in Commercial Paper balances to finance Trade Finance loans.

All in all, the effect of higher inflation on UF-denominated net asset exposure and the overall growth of local and foreign interest rates on our interest earned and paid on assets and liabilities translated into an annual increase of our net interest margin from 3.79% in 2021 to 5.40% in 2022.

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

Interest Revenue

The following table sets forth information regarding our interest revenue and average interest earning assets for the years ended December 31, 2020, 2021 and 2022:

	For the Year Ended December 31,						% Increase (Decrease)
	2020		2021		2022		2020/2021	2021/2022
IFRS:	(in millions of Ch$, except percentages)%
Interest revenue	Ch$	1,876,795	Ch$	2,388,470	Ch$	4,466,881	27.3%	87.0%
Average interest earning assets:
Commercial loans		17,323,680		18,624,803		19,982,361	7.5	7.3
Residential mortgage loans		9,220,426		9,855,993		10,819,015	6.9	9.8
Consumer loans		4,178,618		3,958,300		4,569,500	(5.3)	15.4
Total loans		30,722,724		32,439,096		35,370,876	5.6	9.0
Investment under resale agreements		51,467		71,515		45,077	39.0	(37.0)
Other Assets		507,564		231,070		333,841	(54.5)	44.5
Financial investments		4,424,050		5,787,657		7,187,582	30.8	24.2
Loans and advance to banks		1,974,545		3,037,383		2,137,229	53.8	(29.6)
Total	Ch$	37,680,350	Ch$	41,566,721	Ch$	45,074,605	10.3%	8.4%
Average rates earned on total interest earning assets(1)(2):
Average nominal rates		5.03%		5.85%		10.40%

(1)	See “Item 4. Information on the Company—Selected Statistical Information—Average Balance Sheets, Interest Earned on Interest Earning Assets and Interest Paid on Interest Bearing Liabilities.”

(2)	Average rates earned on interest earning assets do not include the interest earned on trading securities, which is accounted for under Other Income (Loss) Net. However, it does include average balances of trading securities.

2021 and 2022. For the year ended December 31, 2022, our interest revenue amounted to Ch$4,466,881 million, which denotes an 87.0% or Ch$2,078,411 million increase when compared to the Ch$2,388,470 million recorded in 2021. The annual increase was primarily attributable to the rise in inflation, from 6.6% in 2021 to 13.3% in 2022 (measured as UF variation), explaining an annual increase of Ch$1,272,966 million in our interest revenues. The increase in inflation had mainly to do with: (i) measures taken by the government and the Congress to assist companies and individuals during the COVID-19 pandemic, leading to injecting significant liquidity in the local economy that resulted in a significant growth in household spending, particularly during the first half of 2022, (ii) the effect of higher external prices derived from the global disruption of the global supply chain, which was amplified by the effect of the geopolitical conflict between Russia and Ukraine on energy prices, and (iii) a weakened exchange rate for most of the second half of the year that had a pass-through effect on local prices. In addition, the steady upward trend in real and nominal average interest rates accrued on our interest-earning assets supported an annual advance of Ch$796,143 million in interest revenues. The increase in average interest rates was the consequence of: (i) the aggressive tightening monetary policy deployed by Central Bank in order to halt the inflationary process by lifting the local reference rate from 4.00% as of December 31, 2021 to 11.25% as of December 31, 2022, (ii) higher long-term interest rates aligned with market expectations for inflation in the long-run that stayed by most of 2022, (iii) the upward trend evidenced in foreign interest rates, particularly in the second half of 2022 produced by global central banks’ monetary policy actions, and (iv) the recovery shown by consumer loans during 2022.

Based on the effects abovementioned, our overall average interest rate earned on our assets increased from 5.85% for the year ended on December 31, 2021 to 10.40% for the year ended on December 31, 2022.

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

Based on the above, the effect of higher inflation more than offset the lower average real and nominal interest rates, which resulted in an increase of the overall average interest rate earned on our assets from 5.03% for the year ended on December 31, 2020 to 5.85% for the year ended on December 31, 2021.

Interest Expense

The following table sets forth information regarding our interest expense and average interest bearing liabilities for the years ended December 31, 2020, 2021 and 2022:

	For the Year Ended December 31,						% Increase (Decrease)
	2020		2021		2022		2020/2021	2021/2022
IFRS:	(in millions of Ch$, except percentages)%
Interest expense	Ch$	560,007	Ch$	814,448	Ch$	2,200,752	45.4%	170.2%
Average interest-bearing liabilities:
Saving accounts and time deposits(1)		9,857,365		8,467,508		11,696,542	(14.1)	38.1
Obligations under repurchase agreements		280,827		140,600		184,448	(49.9)	31.2
Borrowings from financial institutions		3,225,303		4,420,847		5,043,041	37.1	14.1
Debt issued		8,719,276		8,491,701		9,496,198	(2.6)	11.8
Commercial Papers		219,046		359,836		133,208	64.3	(63.0)
Lease Liabilities		133,514		107,048		94,063	(19.8)	(12.1)
Other financial obligations		186,137		176,505		200,493	(5.2)	13.6
Total	Ch$	22,621,468	Ch$	22,164,045	Ch$	26,847,993	(2.0)%	21.1%
Average rates paid on total interest bearing liabilities(2):
Average nominal rates		2.48%		3.68%		8.20%
Average (Chilean peso-denominated) non-interest bearing current account and demand deposits	Ch$	12,882,627	Ch$	17,048,827	Ch$	15,550,988	32.3%	(8.8)%

(1)	Includes interest-bearing demand deposits.

(2)	See “Item 4. Information on the Company—Selected Statistical Information—Average Balance Sheets, Interest Earned on Interest Earning Assets and Interest Paid on Interest Bearing Liabilities.”

2021 and 2022. Our interest expense increased 170.2%, or Ch$1,386,304 million on an annual basis, from Ch$814,448 million in 2021 to Ch$2,200,752 million in 2022. The annual increase in interest expense was mostly due to the effect of higher average nominal and real interest rates accrued on our interest-bearing liabilities, mainly supported by local short-term interest rates that increased steadily over the course of the year, in line with the local reference interest rate that grew from 4.00% in December 2021 to 11.25% in December 2022, which translated into an increase in interest paid on short-term interest-bearing liabilities such as time deposits. The effect of higher average interest rates accrued on interest-bearing liabilities (excluding inflation) explained an annual increment of Ch$724,587 million in interest expense. Furthermore, the impact of higher inflation, as reflected by an annual UF variation of 13.3% in 2022 as compared to 6.6% in 2021 explained additional interest expense of Ch$621,444 million on our UF-denominated interest-bearing liabilities. To a lesser extent, interest expense grew Ch$47,335 million in 2022 in line with average balances of interest-bearing liabilities growing 21.1% on an annual basis, largely attributable to the 38.1% annual rise in average balances of time deposits, in contrast with the 8.8% annual decrease in average balances of non-interest bearing current account and demand deposits.

As a result of both higher interest rates and increased inflation, our overall interest paid on interest bearing liabilities increased from 3.68% for the year ended on December 31, 2021 to 8.20% for the year ended on December 31, 2022.

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

Net Fees and Commissions Income

The following table sets forth certain components of our fees and commissions income (net of fees paid to third parties that provide support for those services) for the years ended December 31, 2020, 2021 and 2022:

	Year Ended December 31,						% Increase (Decrease)
	2020		2021		2022		2020/2021	2021/2022
	(in millions of Ch$, except percentages)%
IFRS:
Mutual funds	Ch$	92,514	Ch$	108,221	Ch$	121,028	17.0%	11.8%
Insurance		131,361		95,482		100,865	(27.3)	5.6
Current accounts, overdrafts, credit lines and credit cards		63,923		72,541		104,762	13.5	44.4
Demand accounts and ATMs		55,779		68,619		73,506	23.0	7.1
Stock brokerage		12,462		13,834		12,568	11.0	(9.2)
Cash management services		3,769		5,484		3,160	45.5	(42.4)
Letters of credit, guarantees, collateral and other contingent loans		27,825		30,466		36,154	9.5	18.7
Custody and trust services		8,565		9,560		8,857	11.6	(7.4)
Foreign trade and currency exchange		2,319		2,426		2,976	4.6	22.7
Financial advisory services		4,487		4,598		8,935	2.5	94.3
Credits and factoring		4,003		4,421		4,461	10.4	0.9
Collection services		16,984		16,159		17,049	(4.9)	5.5
Teller services expenses		(4,927)		(4,211)		(4,469)	(14.5)	6.1
Credit pre-evaluation services		(244)		(229)		-	(6.1)	(100.0)
Wire transfers and payment orders		13,364		15,709		19,009	17.5	21.0
Other		13,784		11,948		13,271	(13.3)	11.1
Total	Ch$	445,968	Ch$	455,028	Ch$	522,132	2.0%	14.7%

2021 and 2022. Our income from fees and commissions totalled Ch$522,132 million in 2022, which denotes a 14.7% annual increase when compared to the Ch$455,028 million recorded in 2021. This annual increase in fee-based income was primarily supported by:

●	An annual increment of Ch$32,010 million or 47.0% in fees and commissions from transactional services (including current accounts, overdrafts, credit lines and credit cards), from Ch$68,145 million in 2021 to Ch$100,155 million in 2022. This performance was mostly the result of the overall improvement in transactionality during this year, as many economic sectors benefited from the successful vaccination process against COVID-19 that have been taking place since 2021, from which restrictions on both mobility and social interaction mostly disappeared, translating into the normalization of overall spending across the economy. As such, the annual growth in fee income was related to annual increases of 28.4% in purchases, 42.9% in cash withdrawals and 39.0% in bill payments with credit card in 2022. To a lesser degree, fees from transactional services also benefited from higher inflation, as fees are mostly denominated in UF, as well as the opening of ~118,300 new checking accounts in 2022.

●	An annual increase of 11.8% or Ch$12,807 million in fees and commissions from mutual funds management, from Ch$108,221 million in 2021 to Ch$121,028 million in 2022. The annual increment was mostly explained by: (i) the sustained change in the portfolio mix from fixed-income mutual funds towards local and international equity funds that bear higher fees given investors’ preferences for riskier investments since mid-2021 given the effect of higher interest rates on fixed-income securities, and (ii) the overall improvement in average margins borne by fixed-income mutual funds. These factors more than offset the effect of an 8.9% nominal annual contraction in average assets under management.

●	An annual increase of Ch$5,689 million or 18.7% in fees related to letters of credit, guarantees, collateral and other contingent loans, from Ch$30,465 million in 2021 to Ch$36,154 million in 2022. This was the consequence of more favorable conditions for international trade throughout 2022 when compared to the subdued performance of 2021 due to the aftermaths that the COVID-19 pandemic had on the global economy. This behavior, in conjunction with improved value offerings across all business segments, is aligned with a 30.4% annual growth in Trade Finance loan balances.

●	An annual increase of Ch$5,383 million or 5.6% in fees from the insurance brokerage business, from Ch$95,482 million in 2021 to Ch$100,865 million in 2022, which was mostly supported by the positive effect of improved consumer loan origination after bottoming out during the COVID-19 pandemic. This effect coupled with successful campaigns we launched over the course of the year in order to cope with increasing competition, which explained an 18.2% nominal increase in written premiums in 2022 when compared to 2021.

●	An annual increase of Ch$4,887 million or 7.1% in fees associated with demand accounts and ATMs, from Ch$68,619 million in 2021 to Ch$73,506 million in 2022, as a result of higher transactionality, in line with normalized consumption after the COVID-19 pandemic. This was reflected by: (i) annual increases in the total turnover and amount of cash withdrawal transactions in our ATM network of 6.3% and 19.5%, respectively, and (ii) annual advances of 26.5% and 39.9% in total turnover and amount of debit card transactions, respectively. These trends were partly offset by a decrease of 12.3% in the average ticket per transaction, including both cash withdrawals and debit card transactions.

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

Some of the line-tems presented below under Other Income (Loss), Net have been reclassified to or from other line-items as mentioned in Item 5. Operating and Financial Review and Prospects–Critical Accounting Policies–Changes in Accounting Policies, Estimates and Disclosures. Accordingly, explanations for previous years may have changed to reflect such reclassification.

The following table sets forth certain components of our other income (loss), net, for the years ended December 31, 2020, 2021 and 2022:

	For the Year Ended December 31,						% Increase (Decrease)
	2020		2021		2022		2020/2021	2021/2022
	(in millions of Ch$, except percentages)%
IFRS:
Financial instruments held for trading at fair value through profit or loss:
Financial derivative contracts	Ch$	(96,338)	Ch$	143,643	Ch$	5,518	(249.1)%	(96.2)%
Debt and Other financial instruments		58,018		36,598		257,406	(36.9)	603.3
Derecognition of financial assets and liabilities at amortized cost and financial assets at fair value through other comprehensive income:
Financial assets at amortized cost		39		5,458		2,264	138.9	(58.5)
Financial assets at fair value through other comprehensive income		27,091		1,242		(63,401)	(95.4)	(5,204.8)
Financial liabilities at amortized cost		—		—		(1)	0.0	(100.0)
Exchange, indexation and accounting hedging of foreign currency		156,662		(15,962)		105,038	(110.2)	(758.1)
Ineffective accounting hedges		(89)		—		—	(100.0)	0.0
Total net financial operating (loss) income		145,383		170,979		306,824	17.6	79.5
Income attributable to investments in other companies		(5,099)		1,793		13,031	(135.2)	626.8
Result from non-current assets and disposal groups held for sale not admissible as discontinued operations		(1,017)		1,986		4,848	(295.3)	144.1
Other operating income, net		20,288		21,063		29,659	3.8	40.8
Total other income (loss), net	Ch$	159,555	Ch$	195,821	Ch$	354,362	22.7%	81.0%

2021 and 2022. Our other income (loss), net amounted to Ch$354,362 million in 2022, denoting a 81.0%, or Ch$158,541 million, annual increase as compared to the Ch$195,821 million recorded in 2021. This annual increase was primarily the result of:

●	An annual increment of Ch$220,808 million in income from debt and other financial instruments (held-for-trading securities), from Ch$36,598 million in 2021 to Ch$257,406 million in 2022. This was the consequence of: (i) the positive effect of higher local short-term interest rates on the interest earned on these instruments, which was aligned with a reference rate that increased from 4.00% in December 31, 2021 to 11.25% in December 31, 2022, (ii) higher gains from fair value adjustments of fixed-income securities when compared to 2021 given a low comparison base due to unfavorable shifts in local long-term interest rates that year (prompted by pension fund withdrawals and increased uncertainty), and (iii) the positive effect of higher inflation on inflation-indexed securities.

●	An annual increase of Ch$121,000 million in income from exchange, indexation and accounting hedging of foreign currency, from a net loss of Ch$15,962 million in 2021 to a net gain of Ch$105,038 million in 2022. This performance was influenced by an annual increase of approximately Ch$374,357 million in foreign exchange adjustments associated with our on-balance foreign exchange liability exposure, from a net loss of Ch$230,277 million in 2021 to a positive income of Ch$144,080 million, primarily explained by both: (i) the appreciation of 0.3% of the Chilean peso against the U.S. dollar in 2022 as compared to the sharp depreciation of 19.8% of the Chilean peso against the U.S. dollar in 2021, and (ii) an annual increase in foreign exchange adjustments related to the proactive management of our foreign-currency intra-day position and increased revenues from FX spot and FX forward trading with customers, which allowed us to benefit from exchange rate volatility. This annual increment was to some extent offset by: (i) an annual decrease of approximately Ch$240,578 million in foreign exchange transactions on our off-balance foreign exchange net asset position in derivatives held for cash flow hedge accounting, given both increased exposure and trends in foreign exchange, since part of our on-balance foreign exchange liability exposure (composed of long-term debt denominated in foreign currency) is mirrored by hedge accounting derivatives, and (ii) a decline of nearly Ch$14,444 million in foreign exchange adjustments from assets local currency–denominated assets that are adjusted by the effect of changes in foreign exchange (leasing loans) in 2022 in relation to 2021.

●	An annual increase of Ch$11,238 million in income attributable to investments in other companies, from Ch$1,793 million in 2021 to Ch$13,031 million in 2022. This result was almost entirely explained by greater net income from Transbank, the company that manages payment operations of credit and debit cards for most of the local banks yet, since interchange fares were revised by the local authorities after being frozen in 2021.

●	An annual increment of Ch$8,596 million in other operating income, from Ch$21,063 million in 2021 to Ch$29,659 million in 2022, which relied on the recognition of the inflation effect on the amount of monthly tax provisional payments (PPM) accumulated during 2022, in line with an increase in inflation from 6.6% in 2021 to 13.3% in 2022 (measured as UF variation).

These effects were partly offset by:

●	An annual decline of Ch$138,125 million in income from trading derivatives, from Ch$143,643 million in 2021 to Ch$5,518 million in 2022. Most of this annual change was associated with foreign exchange adjustments of our average net foreign currency position in derivatives that explained approximately Ch$120,372 million of lower income, from a net gain of Ch$98,374 million in 2021 to a net loss of Ch$21,638 million. While the positive result seen in 2021 was the result of the sharp depreciation of 19.8% of the Chilean peso against the U.S. dollar and an increased average net asset position in foreign currency derivatives, the negative result of 2022 was mostly attributable to volatility observed in both the Chilean peso against the U.S. dollar parity and an average foreign currency exposure through derivatives that changed from a net asset position at the beginning of 2022 to a net liability position for most of the year, all of which negatively impacted our results from foreign exchange adjustments. To a lesser extent, the increase in inflation translated into an annual decline of approximately Ch$5,063 million on inflation-indexed derivatives in 2022.

●	An annual decrease of Ch$64,643 million in the sale of financial assets measured at fair value through other comprehensive income, from a net income of Ch$1,242 million in 2021 to a net loss of Ch$63,401 million in 2022. The main factor explaining this change was the sale of certain securities that accumulated marking-to-market losses on equity accounts during 2022, which translated into the recognition of a Ch$58,588 million loss. The fair value of these instruments, issued by the Government, were originated by the sharp increase in local interest rates in 2022.

2020 and 2021. Our other income (loss), net amounted to Ch$195,821 million in 2021, denoting a 22.7%, or Ch$36,266 million, annual increase as compared to the Ch$159,555 million recorded in 2020. This annual increase was primarily the result of:

●	An annual increase of Ch$239,981 million in income from derivatives, from a net loss of Ch$96,338 million in 2020 to a net gain of Ch$143,643 million in 2021. The reversal was mainly explained by: (i) an increase in results from foreign exchange adjustments to the average net asset position held in foreign currency derivatives by approximately Ch$216,780 million, from a negative result of nearly Ch$118,045 million in 2020 to a net gain of approximately Ch$98,730 million in 2021, which in turn was the combination of the end-of-period sharp depreciation of 19.8% of the Chilean peso against the U.S. dollar in 2021 as compared to the appreciation of 5.3% observed for the Chilean peso against the U.S. dollar in 2020, as well as an increase in the net asset average exposure to exchange rate through trading derivatives in 2021 as compared to 2020, and (ii) the positive combined effect of improved probabilities of default –given more certainties related to the COVID-19 pandemic than in 2020– and portfolio compression carried out during 2021 on CVA for derivatives by Ch$7,380 million from a net charge of Ch$3,241 million in 2020 to a net benefit of Ch$4,139 million in 2021.

●	An annual increase of Ch$6,892 million in income attributable to associates, from a net loss of Ch$5,099 million in 2020 to a net gain of Ch$1,793 million in 2021. This effect was mostly explained by: (i) a low comparison base in 2020 given impairments recognized in December 2020 in Nexus S.A., the company that provides us with credit card processing services, and (ii) higher income in 2021 from Transbank, the company that manages the payment operation of credit and debit cards for most of the local banks, due to the adjustment in client fees charged by Transbank in September 2021, as authorized by the Chilean Antitrust Court (Tribunal de Defensa de la Libre Competencia) to reflect alignment with operating costs. This decision came after fees were frozen by this court in 2020, which resulted in economic losses for Transbank for 2020 and most of 2021.

●	An annual increment of Ch$3,003 million in results from non-current assets and disposal groups held for sale not admissible as discontinued operations, from a net loss of Ch$1,017 million in 2020 to a net gain of Ch$1,986 million in 2021 due to higher income from assets received in lieu of payment.

●	An annual increase of 3.8% or Ch$835 in other operating income in 2021 as compared to 2020, from Ch$20,228 million in 2020 to Ch$21,063 million in 2021. This increase was mainly the consequence of: (i) higher revenues associated with tax reimbursements, and (ii) recovery of write-offs related to the new fraud law, which determines that banks must refund fraudulent amounts reported by customers and then obtain proof to revert those charges or, otherwise, write-off them. For more information on the new fraud law, please see “Item 4. Information on the company—Regulation and Supervision—Consumer Oriented Regulation”.

The increases were partially offset by:

●	An annual decrease of Ch$172,624 million, in income from foreign exchange transactions, from a positive income of Ch$156,662 million in 2020 to a loss of Ch$15,962 million in 2021. This change was principally due to foreign exchange adjustments of Ch$406,750 million on our on-balance foreign exchange liability exposure, mostly composed of long-term debt denominated in foreign currency issued abroad, as a result of both: (i) the significant shift in the exchange rate ranging from an end-of-period appreciation of 5.3% of the Chilean peso against the U.S. dollar in 2020 to a depreciation of 19.8% of the Chilean peso against the U.S. dollar in 2021, and (ii) long-term debt placements abroad for an amount of Ch$684,671 million (U.S.$803 million) in 2021 as compared to almost no issuances in 2020. These factors were partly offset by: (i) an increase of Ch$216,360 million in foreign exchange adjustments on our off-balance foreign exchange net asset position in derivatives held for cash flow hedge accounting (mirroring part of the on-balance liability exposure to long-term debt denominated in foreign currency), as a result of the trends in exchange rates mentioned earlier, and (ii) an increase of nearly Ch$17,758 million in foreign exchange adjustments on assets denominated in local currency, but adjusted by the effect of changes in foreign exchange (primarily leasing loans), given the evolution mentioned above.

●	An annual decrease of 36.9%, or Ch$21,423 million, in income from financial assets held for trading, from Ch$58,018 million in 2020 to Ch$36,598 million in 2021. The annual decline was primarily the consequence of the sharp increase experienced by local long-term interest rates ranging from 300 to 400 basis points in the twelve-month period ended on December 31, 2021, which resulted as a second-round effect of pension fund withdrawals on the local capital market. This decrease was, in turn, to some extent offset by the positive effect of higher than expected inflation (2.69% in 2020 and 6.61% in 2021, measured as UF variation) on the carry of inflation-indexed securities.

●	An annual decrease of 95.4%, or Ch$25,849 million in the sale of financial assets measured at fair value through other comprehensive income, from revenues of Ch$27,091 million in 2020 to income of Ch$1,242 million in 2021. The annual variation was mainly explained by the steady increase in local long-term interest rates, ranging from 300 to 400 basis points throughout 2021. This effect was amplified by a high comparison base, given the sharp decreases in interest rates in 2020, amid the monetary policy actions taken by central banks around the world to cope with the effects of the pandemic, which enabled us to benefit from positive marking-to-market through sales of fixed income securities.

Provisions for Expected Credit Losses

We recognize allowances to cover possible credit losses in accordance with IFRS as issued by the IASB. For statistical information with respect to our substandard loans and allowances for loan losses, see “Item 4. Information on the Company—Selected Statistical Information” and Note 11(f) to our audited consolidated financial statements as of and for the year ended December 31, 2021. According to regulations applicable to such periods, the amount of provisions charged to income in any period consists of net provisions for possible loan losses.

The following table sets forth information with respect to our provisions and allowances for expected credit losses and charge-offs for each of the years ended December 31, 2020, 2021 and 2022:

	For the Year Ended December 31,						% Increase (Decrease)
	2020		2021		2022		2020/2021	2021/2022
	(in millions of Ch$, except percentages)
IFRS:
Provisions:
Gross provisions for expected credit losses(1)	Ch$	588,865	Ch$	89,579	Ch$	477,870	(84.8)%	433.5%
Total loan loss recoveries		41,759		70,407		65,740	68.6	(6.6)
Net provisions for expected credit losses(1)		547,106		19,172		412,130	(96.5)	2,049.6
Charge-offs:
Total charge-offs		332,978		241,221		265,479	(27.6)	10.1
Net charge-offs		291,219		170,814		199,739	(41.3)	16.9

Other asset quality data:
Total loans	Ch$	30,937,690	Ch$	34,265,873	Ch$	36,726,297	10.8%	7.2%
Average Loans		30,722,724		32,439,096		35,370,876	5.6	9.0
Allowances for loan losses	Ch$	836,107	Ch$	673,496	Ch$	821,609	(19.4)%	22.0%
Allowances for expected credit losses as a percentage of total loans		2.70%		1.97%		2.24%	–	–
Net provisions for expected credit losses as a percentage of average loans		1.78%		0.06%		1.17%	–	–

(1)	This amount includes provisions for due from banks, loans to customers, contingent loan risks and allowances for debt instruments at fair value through OCI.

2021 and 2022. Our provisions for loans losses posted an annual increase of Ch$392,958 million, from Ch$19,172 million in 2021 to Ch$412,130 million in 2022. The annual increase in credit risk expenses was primarily the result of:

●	An annual advance of Ch$426,224 million in gross provisions for expected credit losses, from a release of approximately Ch$188,324 million in 2021 to an establishment of Ch$237,900 million in 2022. The change in allowances during 2022 was mostly explained by:

o	The establishment of allowances by Ch$247,765 million are explained by the normalization of our main asset quality indicators to pre-pandemic levels. In 2021, given extraordinary events in a challenging environment produced by the COVID-19 pandemic, the government deployed a fiscal aid package consisting in direct money transfer to individuals, which coupled with three pension fund withdrawals by individuals (during 2020 and 2021) approved by the Congress and other packages aimed at assisting companies. These initiatives had a direct and positive impact on liquidity in the economy that significantly benefited payment behavior and risk profiles of individuals and companies that resulted in a significant decline in overall delinquencies. All of these effects, particularly the liquidity surplus, were more normalized (at an industry level) in 2022, resulting in a deterioration in the customers’ payment capacity and increased delinquency in 2022 when compared to 2021. Higher inflation also contributed to this scenario by decreasing the purchasing power of individuals. Accordingly, our past-due (90 days or more) over total loans ratio increased from 0.85% in December 2021 to 1.08% in December 2022. These effects were reflected in expected credit losses as result of our forward-looking provisioning models.

o	In 2022, we updated our provisioning models to take into consideration the outlook for the local economy and expected financial trends, given new pieces of information including the evolution of COVID-19 pandemic and global geopolitical concerns, that may be relevant for our internal models. As a result, we released Ch$9,865 million in allowances during 2022.

●	An annual increase of Ch$24,259 million in charge-offs, aligned with lower level of liquidity among customers in 2022 when compared to 2021 and the effect of higher inflation on customers’ disposable income. Due to the same factor, recoveries declined Ch$4,667 million on an annual basis.

●	An annual increment of Ch$7,008 million in the impairment of financial instruments measured at fair value through other comprehensive income, due primarily to: (i) unfavorable changes in credit spreads in line with a subdued economic outlook that resulted in higher probabilities of default for our counterparties, and (ii) increased positions taken in financial instruments measured at fair value through OCI issued by both local and foreign issuers.

These effects were partly offset by: (i) an annual decrease of Ch$58,113 million in provisions for expected credit losses linked to state-guaranteed loan program FOGAPE, explained by the scheduled amortization of these types of loans, and (ii) lower provisions for expected credit losses by Ch$17,742 million resulting from the sale of loan portfolios.

As a result of the annual advance in provisions for expected credit losses, our risk expenses ratio (ECLs to average loans) increased from 0.06% in 2021 to 1.17% in 2022.

Regarding delinquency, our past-due loans (loans 90 days or more past-due) increased Ch$105,141 million or 36.3% on an annual basis, from Ch$307,696 million in 2021 to Ch$432,697 million in 2022. Accordingly, the past-due ratio (90 days or more past-due loans over total loans) increased from 0.90% in 2021 to 1.18% in 2022. The annual decrease in past-due loans was caused by the combination of declines in both the retail and the wholesale banking segment. Diverse economic and business dynamics contributed to the increase in both the amount of past-due loans and our past-due loans ratio in 2022 when compared to 2021. In the case of past-due loans (loans 90 days or more past due), we experienced an annual increase of approximately Ch$125,001 million in the retail banking segment that was partly offset by a decrease of Ch$4,372 million in the wholesale banking segment, in each case, as compared to 2021. The increase in the retail banking segment was primarily supported by the normalization of customers’ payment behavior after a period of non-recurrent factors particularly associated with the excess of liquidity seen in the economy during 2021 as a result of pension fund withdrawals and government aid packages to support individuals, which increased disposable income throughout 2021. These factors temporarily benefited the payment behavior in both consumer and mortgage loans. During 2022, instead, as the liquidity surplus has begun to disappear, consumer and residential mortgages past-due loans (loans 90 days or more past due) increased Ch$49,998 million and Ch$23,258 million on an annual basis, respectively. Likewise, SMEs past-due loans (loans 90 days or more past due) also increased Ch$51,745 million in 2022 when compared to 2021, primarily due to the low comparison base that was highly influenced by the government-guaranteed loan program (Fogape–Reactiva) released in 2021 to support SME in the context of COVID-19. Instead, the wholesale banking segment recorded a decrease of Ch$4,372 million in commercial past-due loans (loans 90 days or more past due), which was the consequence of improved business conditions for companies, as mobility and commercial activity has returned to normal levels, benefiting companies’ results and credit behavior. As a result, past-due ratios (90 days or more past-due loans over total loans) increased from 1.00% in 2021 to 1.37% in 2022 in the retail banking segment while decreasing from 0.48% in 2021 to 0.41% in 2022 in the wholesale banking segment.

2020 and 2021. Our provisions for loans losses posted an annual decrease of 96.5%, or Ch$527,934 million, from Ch$547,106 million in 2020 to Ch$19,172 million in 2021. The annual decrease in credit risk expenses was primarily the result of:

●	A decline of Ch$398,529 million in gross provisions for expected credit losses, from an establishment of Ch$210,205 million in 2020 to a release of approximately Ch$188,324 million in 2021. Whereas the increase in provisions for 2020 was based on the prevailing economic environment prompted by the spread of the COVID-19, the allowance release in 2021 was explained by:

o	Improved economic dynamics given the lifting of most of mobility restrictions associated with the COVID-19 pandemic in 2021, which had a direct positive impact on both the financial condition of companies, as business activity returned to almost normal levels, and the improved risk profile of individuals based on decreasing unemployment. These macroeconomic trends coupled with non-recurrent events, such as the three pension fund withdrawals by individuals by the end of 2020 and throughout 2021, and the fiscal aid package deployed by the government to address the economic effects of the COVID-19 pandemic, all resulting in enhanced payment capacity of personal banking customers, which in turn resulted in a significant decline in delinquency for the industry as a whole and for us in particular. In fact, our delinquency rate decreased from 0.97% in 2020 to 0.85% in 2021. As a result, the economic, business and behavioral parameters contained in our forward-looking provisioning models were modified in order to reflect the revised outlook, which resulted in a risk allowance release of approximately Ch$162,018 million during 2021.

o	To a lesser extent, in order to accurately reflect the change in the economic outlook after the worst of the COVID-19 pandemic, we updated our provisioning models for both the individually-evaluated and the group-based evaluated portfolios. This resulted in an allowance release of approximately Ch$26,308 million in 2021.

●	The change in allowances for expected credit losses coupled with lower charge-offs of Ch$91,767 million in 2021 when compared to 2020 and an increase of Ch$28,646 in recoveries within the same period, all in line with and improved economic and business environment and excess of liquidity within the economy that benefited payment behavior.

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

ECL Sensitivity Analysis

The following analysis contains a quantitative sensitivity assessment of the Expected Credit Losses (“ECL”) in relation to the main macroeconomic assumptions included in the models used for that purpose. The ECL reflects an unbiased probability-weighted loss for a certain range of future economic scenarios. We determine the ECL based on three economic scenarios : (i) base case (60%), (ii) upside case (20%), and (iii) downside case (20%).

The sensitivity of our model to potential changes in projections for key macroeconomics variables (“MEV”) is determined as monetary amounts representing one-time impacts on ECL for Stages 1 and 2, which are broken down by the Retail and the Wholesale Banking Segments. However, since MEV are highly correlated, a scenario-based analysis is provided, which takes into consideration the cross-correlation of the MEV to determine a combine impact on ECL.

The following table sets forth the MEV we use for the analysis and the shifts applied to them. Shifts are defined as one standard deviation from the historical mean for each MEVs:

Macroeconomic Variable	Shift 1 Standard Deviation
Real Sector MEVs
GDP Growth Rate	(1.45)%
Unemployment rate	0.46
Government Expenditure	(4.68)
Copper Price	(14.94)
Financial and Monetary Sector MEVs
Central Bank Interest Rate	0.42
Consumer Price Index	0.64
M1 Money Supply	(2.93)
Exchange Rate	5.20%

We define a scenario-based analysis by establishing eight possible scenarios for the MEVs, as follows :

Real Sector MEVs

i)	Scenario 1 : Shift on GDP growth rate

ii)	Scenario 2 : Shift on Unemployment Rate

iii)	Scenario 3 : Shift on Government Expenditure

iv)	Scenario 4 : Shift on Copper Price

Financial and Monetary Sector MEVs

v)	Scenario 5 : Shift on Central Bank Interest Rate

vi)	Scenario 6 : Shift on Consumer Price Index

vii)	Scenario 7 : Shift on M1 Money Supply

viii)	Scenario 8 : Shift on Exchange Rate

For the scenario-based analysis one MEV is shifted and the rest of them are related to that shift by multiplying it with a related factor.

	MEV Scenarios
MEV Sensitivity to MEV Scenarios	1	2	3	4	5	6	7	8
	(in percentage)
Real Sector Variable
GDP growth rate	(1.45)%	(0.15)%	(0.11)%	0.48%	(0.03)%	0.46%	0.31%	0.12%
Unemployment rate	0.05	0.46	(0.01)	(0.11)	(0.13)	(0.06)	(0.04)	(0.07)
Government Expenditure	(0.37)	0.06	(4.68)	(0.29)	0.33	(0.21)	(0.06)	(0.75)
Copper Price	4.96	3.68	(0.94)	(14.94)	(2.12)	(7.41)	(0.97)	(9.63)
Financial and Monetary Variable
Central Bank Interest Rate	0.01	(0.12)	(0.03)	0.06	0.42	(0.05)	0.30	(0.04)
Consumer Price Index	(0.20)	(0.08)	0.03	0.32	0.07	0.64	0.13	0.25
M1 Money Supply	0.63	0.27	(0.04)	(0.19)	(2.05)	(0.59)	(2.93)	0.29
Exchange rate	(0.44)%	(0.74)%	0.83%	3.35%	(0.52)%	2.05%	(0.51)%	5.20%

As depicted by the table above, MEV scenarios show correlations between most of them. For instance, in Scenario 5, a strong upward shift in the Central Bank Interest Rate leads to a strong decrease in M1 Money Supply, which goes the opposite way in Scenario 8, where an increase in the exchange rate should lead to a increase in M1 Money Supply.

The following table sets forth the combined impact of shifts in all MEV for each scenario on our ECL:

Range of MEV Scenarios Impact on the ECL
Macroeconomic Variable		Retail Banking Segment		Wholesale Banking Segment
(in millions of Ch$)
Real Sector Scenarios	Ch$	(257) – 15,816	Ch$	(570) – 12,168
Financial and Monetary Sector Scenarios	Ch$	1,411 – 8,113	Ch$	1,446 – 12,496

Operating Expenses

Some of the line items presented below under Operating Expenses have been reclassified to or from other line items as mentioned in Item 5. Operating and Financial Review and Prospects–Critical Accounting Policies–Changes in Accounting Policies, Estimates and Disclosures. Accordingly, explanations for previous years may have changed to reflect such reclassification.

The following table sets forth information regarding our operating expenses for the years ended December 31, 2020, 2021 and 2022:

			For the Year Ended December 31,				% Increase (Decrease)
	2020		2021		2022		2020/2021	2021/2022
IFRS:	(in millions of Ch$, except percentages)%
Personnel expenses	Ch$	457,176	Ch$	450,952	Ch$	528,226	(1.4)%	17.1%
Administrative expenses:
Advertising		23,561		30,652		37,233	30.1	21.5
Building maintenance		48,218		39,679		42,157	(17.7)	6.2
Rentals and insurance		15,686		15,672		15,469	(0.1)	(1.3)
Office supplies		11,094		8,093		9,288	(27.1)	14.8
Other expenses		220,322		230,529		251,127	(4.6)	8.9
Total administrative expenses		318,881		324,625		355,274	1.8	9.4
Depreciation and amortization		73,357		76,798		84,205	4.7	9.6
Impairments		1,661		1,690		77	1.7	(95.4)
Other operating expenses		19,277		19,348		27,701	0.4	43.2
Total	Ch$	870,352	Ch$	873,413	Ch$	995,483	0.4%	14.0%

2021 and 2022. Our total operating expenses increased 14.0% or Ch$122,070 million on an annual basis from Ch$887,413 million in 2021 to Ch$995,483 million in 2022. The annual change in operating expenses was mainly attributable to:

●	An annual increase of approximately Ch$78,050 million or 17.1% in personnel expenses, from Ch$450,952 million in 2021 to Ch$528,226 million in 2022. This was explained by: (i) an annual increase of Ch$38,852 million attributable to variable compensation linked to the solid results achieved in 2022 when compared to 2021, (ii) an annual increase of Ch$30,289 million or 10.4% in salaries principally explained by the recognition of the inflation effect (UF variation of 13.3% in 2022), which was to some extent counterbalanced by an annual decrease in average headcount, (iii) severance payments increasing approximately Ch$11,160 million or 68.8%, from Ch$27,381 million in 2021 to Ch$16,221 million in 2022, as a consequence of organizational changes made during the year, and (iv) an annual increase of Ch$5,000 million in benefits to the staff and other related expenses as many of them are indexed to (or adjusted by) inflation.

●	An annual increment of approximately Ch$30,649 million or 9.4% in administrative expenses, from Ch$324,625 million in 2021 to Ch$355,274 million in 2022. The main explanatory factors behind this figure were: (i) an annual increase of Ch$14,781 million or 13.6% in IT and Communication expenses mostly explained by additional disbursements related to software licensing, data services and other IT products, aligned with initiatives deployed throughout the year in order to upgrade and accelerate our digital transformation strategy, (ii) an annual increase of Ch$6,580 million or 21.5% in marketing and advertising expenses related to new products and services, including FAN account, the support plan for SMEs, media exposure linked to promotional events that require social interaction that we have been able to reactivate as mobility restrictions ceased in 2022, (iii) an annual increase of Ch$2,483 million or 6.3% in fixed-asset maintenance expenses, impacted by the new service model and maintenance of branches and corporate buildings as most of the staff returned to the office, which is coupled with an increased number of clients coming in person to our branches, and (iv) an annual increase of Ch$1,196 million or 14.8% in office supplies expenses associated with purchases of password generation devices, checkbooks and credit cards for clients.

●	An annual increase of Ch$8,353 million or 43.2% in other operating expenses, from Ch$19,348 million in 2021 to Ch$27,701 million in 2022, which was mostly influenced by both: (i) higher expenses by approximately Ch$4,091 million related to assets received in lieu of payment, and (ii) an annual increase of approximately Ch$3,312 million in operational risk write-offs and provisions resulting from external fraud through payment channels, partly explained by normalized transactionality.

●	An annual increase of Ch$7,407 million or 9.6% in depreciation and amortization, from Ch$76,798 million in 2021 to Ch$84,205 million in 2022. This behavior was principally explained by: (i) an annual increase of approximately Ch$3,671 million in amortization of intangible assets due to software improvements and upgrades in order to meet customers’ needs and operating requirements, and (ii) higher depreciation of leased assets by approximately Ch$2,568 million, explained by higher expenses linked to branches and ATM locations.

2020 and 2021. Our total operating expenses increased 0.4% or Ch$3,061 million on an annual basis from Ch$870,352 million in 2020 to 873,413 million in 2021. The annual change in operating expenses was mainly attributable to:

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

In September 2014, the Chilean Congress approved a law reforming the Chilean tax system. This tax reform (Law No. 20,780) gradually increases the first category tax or corporate tax rate between 2014 and 2018 while establishing two alternative tax regimes from 2017 onwards: (i) the Semi-Integrated Regime and (ii) the Attribution Regime. The tax reform increased the statutory corporate tax rate from 20.0% in 2013 to 21.0% in 2014, 22.5% in 2015 and 24.0% in 2016. From 2017 onwards, the statutory corporate tax rate will depend on the tax regime chosen by the owners of the taxpayer (the company). If the Semi-Integrated Regime is selected, the company will be subject to a statutory corporate tax rate of 25.5% in 2017 and 27.0% from 2018 onwards. If, instead, the Attribution Regime is selected, the company will be subject to a statutory corporate tax rate of 25.0% from 2017 onwards. Notwithstanding the above, in February 2016, a new tax law was enacted (Law No. 20,899), which subjects publicly-traded companies only to the Semi-Integrated Regime. Accordingly, the statutory corporate tax rate for Banco de Chile was 25.5% in 2017 and 27.0% from 2018 onwards.

On August 23, 2018 the Chilean Government presented a bill to the Chilean congress, which was intended to modernize the Chilean tax system by introducing a set of technical adjustments in order to simplify the current tax system, while incorporating new regulations related to the integration of the whole tax system and introducing new taxes on digital services, among other topics. The bill, however, was not passed by the Chilean Congress. Thereafter, following the social crisis that took place in Chile in October 2019, the Chilean Government reformulated the proposed bill, which at that point had not been approved by the Chilean Congress yet, in order to address new social demands by means of increasing tax collection, while giving up certain elements with the purpose of achieving an agreement. Thus, Law No. 21,210 was passed by the Chilean Congress on January 29, 2020 and enacted by the Chilean Government on February 24, 2020, to modernize the local tax system. The law mainly focused on: (i) promoting entrepreneurship measures by providing SMEs with a special tax regime based on total integration and a statutory tax rate of 25%, as opposed to large companies and corporations whom will continue to be subject to a semi-integrated system, while bearing a statutory corporate tax rate of 27%, (ii) implementing initiatives to promote private investment by introducing instantaneous or accelerated depreciation for fixed-assets, reducing the timeframe to receive reimbursements of VAT paid on fixed-assets, while reducing or eliminating property taxes paid by elderly people, (iii) increasing taxes paid by high-income individuals by means of adding a new tax bracket of 40%, (iv) raising taxes on properties exceeding U.S.$500,000 in assessed value, (v) incorporating a regional green tax of 1% levied on investment projects exceeding U.S.$10 million in capital expenditures that were subject to environmental approval, (vi) lowering tax benefits on capital gains obtained in stock markets, (vii) creating a Taxpayer Protection & Advisory Agency, which aims to be a counterpoint to the Chilean Internal Revenue Service on taxation matters, and (viii) introducing a digital approach, which considers both the compulsory use of electronic bill and invoices, aimed at reducing tax evasion, and the imposition of VAT on digital services rendered from foreign countries. This law did not represent a significant change for us in terms of a statutory corporate tax rate of 27%, or the semi-integrated system that currently applies to us. Nonetheless, it requires us to withhold the VAT levied on digital services paid through our credit or debit cards, which translates into additional IT and processing costs.

In February 2022, Law No. 21,420 was enacted with the purpose of reducing or removing diverse tax exemptions by introducing the following measures: (i) the taxation of any type of service with VAT, unless expressively exempted, starting on January 1, 2023, (ii) the establishment of the same treatment for financial and tax purposes for financial leasing agreements entered into on or after January 1, 2023, which was recently reversed on February 2023 under Law No. 21,540 (so never went into effect), (iii) a 10% tax on capital gains produced by the sale of actively traded stocks (under definitions established by the Chilean Internal Revenue Service (“Chilean IRS”)) for sales performed on or after September 1, 2022, which will not apply to local or foreign institutional investors, (iv) an inheritance tax on profits from life insurance contracts agreed on or after February 4, 2022, (v) an increase in the wealth tax on real estate from 0.275% to 0.425% starting January 1, 2023, (vi) the elimination of the special VAT credit for construction companies targeting middle income homes starting January 1, 2025, (vii) the establishment of a 2.0% annual tax on luxury goods such as airplanes, helicopters, yachts and luxury vehicles, (viii) the reduction of tax benefits on middle income housing, namely, DFL No. 2 of 1959, by limiting the benefit to individuals only and for a maximum of two homes, regardless of the purchase date, starting January 1, 2023, (ix) the elimination of the tax credit on the purchase of fixed assets for large companies and (x) the increase of mining patents’ value.

These changes have not had a material impact on our results of operations or financial condition. However, we cannot rule out that future changes in the Chilean tax system will have an impact on the economy or the banking industry and, consequently, in our results of operations and profitability. For more information, see “Item 3. Key Information—Risk Factors—Risks Relating to our Operations and the Chilean Banking Industry—Restrictions imposed by regulations may constrain our operations and thereby adversely affect our financial condition and results of operations”. “Item 4. Regulation and Supervision—Amendments to the Chilean Tax System” and “Item 10. Additional Information—Taxation—Chilean Tax Considerations.”

2021 and 2022. Our income tax expense was Ch$289,209 million in 2022, which represented an annual increase of 4.8%, or Ch$13,240 million, from the Ch$275,969 million recorded in 2021. In spite of this annual increase, our effective tax rate decreased from 20.7% in 2021 to 16.7% in 2022. The annual change was mostly the consequence of: (i) an annual advance of Ch$402,724 million in income before income taxes, which translated into an annual increase of Ch$108,736 million in income tax expense at the statutory corporate tax rate of 27.0%, and (ii) additional income tax by approximately Ch$13,794 million explained by the sale of FVTOCI instruments with cumulative marking-to-market losses on equity during 2022, since the instruments involved in the sale are treated under Art. 104 of the local tax code, meaning that losses at the moment of sale are added to the taxable base. These factors were offset by lower income tax by Ch$109,452 million on an annual basis due to the effect of higher inflation on our shareholders’ equity, which may be deducted from our taxable base.

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

Retail Banking: This segment is focused on individuals and small and medium-sized companies whose annual sales do not exceed UF 70,000 (approximately Ch$2,460 million as of December 31, 2022). The segment’s value proposition is primarily focused on consumer loans, commercial loans, current accounts, credit cards, credit lines and residential mortgage loans.

Wholesale Banking: This segment is focused on corporate clients and large companies whose annual sales exceed UF 70,000 (approximately Ch$2,460 million as of December 31, 2022). This segment offers products and services focused on commercial loans, current accounts, cash management services, debt instruments, foreign trade, derivative contracts and leases, as well as corporate finance transactions.

Treasury and Money Market: The revenue generated by this segment relates to the management of our liquidity and net positions subject to market risks. This segment also includes the results of our securities portfolio, our derivatives positions and currency trading.

Operations through subsidiaries: This segment includes all companies controlled by us whose results are obtained individually by the respective company. As of December 31, 2022, this business segment consisted of:

●	Banchile Administradora General de Fondos S.A.;

●	Banchile Asesoría Financiera S.A.;

●	Banchile Corredores de Seguros Ltda.;

●	Banchile Corredores de Bolsa S.A.; and

●	Socofin S.A.

On February 4, 2021, we began a voluntary and programmed dissolution process for Banchile Securitizadora S.A. as approved by the subsidiary’s shareholders during the extraordinary meeting held on the same date. The dissolution was approved by the CMF and the subsidiary became officially dissolved on July 19, 2022.

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

The financial information used to measure the performance of our business segments is not necessarily comparable with similar information from other financial institutions because it is based on our internal reporting policies. The accounting policies used to prepare our operating segment information are similar to those described in Note 2(aa) to our audited consolidated financial statements as of and for the year ended December 31, 2022 appearing elsewhere in this annual report, except as noted below:

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

Net Income by Business Segment

Some of the line items presented below have been reclassified to or from other line-items as mentioned in Item 5. Operating and Financial Review and Prospects–Critical Accounting Policies–Changes in Accounting Policies, Estimates and Disclosures. Accordingly, explanations for previous years may have changed to reflect such reclassification.

The following table sets forth income before income tax by business segment in accordance with our internal reporting policies for each of the years ended December 31, 2020, 2021 and 2022:

	For the Year Ended December 31,						% Increase (Decrease)
	2020		2021		2022		2020/2021	2021/2022
	(in millions of Ch$, except percentages)
BANK’S INTERNAL REPORTING POLICIES:
Retail banking	Ch$	272,700	Ch$	498,965	Ch$	766,259	83.0%	53.6%
Wholesale banking		185,142		346,747		716,886	87.3	106.7
Treasury and Money Market		65,795		43,428		97,698	(34.0)	125.0
Subsidiaries		65,434		81,332		104,349	24.3	28.3
Other		–		–		–	–	–
Income before Income tax	Ch$	589,071	Ch$	970,472	Ch$	1,685,192	64.7%	73.6%

Retail Banking

2021 and 2022. Our retail banking segment recorded income before income tax of Ch$766,259 million in 2022, which represented an annual increase of 53.6% or Ch$267,294 million when compared to the Ch$498,965 million recorded in 2021.

The annual increase in income before income tax was mainly the consequence of the annual growth recorded by operating revenues, which may be summarized, as follows:

●	An annual increase of Ch$363,316 million in net interest income, which was the result of: (i) increased contribution of the UF net asset position partly allocated to this segment due to both greater average exposure and an inflation rate that increased from 6.6% in 2021 to 13.3% in 2022 (measured as UF variation), and (ii) an annual increase of approximately Ch$176,047 million in the contribution of demand deposit accounts managed by this segment to our funding, mostly explained by the steady rise in local and foreign interest rates, particularly in the short-term, which more than offset the annual decline of 12.5% in average demand deposits balances managed by the segment. These effects were to some extent offset by: (i) an annual decrease of approximately Ch$12,200 million in income from loans, explained by lower average lending spreads on consumer loans, and (ii) an annual decline in income from credit prepayments, explained by lower incentives to refinance or prepay debt given the prevailing scenario of interest rates and lower liquidity among individuals

●	An annual increment of Ch$41,221 million or 15.8% in income from fees and commissions, from Ch$260,417 million in 2021 to Ch$301,638 million in 2022. This figure was mostly the consequence of an increase in transactional services, such as credit cards, debit cards and checking accounts, as the overall household consumption normalized during 2022 when compared to 2021, given the lifting of mobility and social interaction restrictions due to improved health conditions, leading to increased transactionality among retail customers. This driver is coupled with the effect of higher inflation on fees that are mostly denominated in UF.

●	An annual increase of Ch$9,541 million in income attributable to investments in other companies, from a net loss of Ch$452 million in 2021 to a net gain of Ch$9,089 million in 2022, which was mostly attributable to the effect of higher net income earned by Transbank, the company that manages the payment operation of credit and debit cards for most of the local banks, based on the revision of fees by the end of 2021 after being frozen for most of 2021, which translated into financial losses that year.

The annual increase in operating revenues was partially counterbalanced by:

●	An annual advance of Ch$80,325 million or 13.0% in operating expenses, from Ch$618,495 million in 2021 to Ch$698,820 million in 2022. Most of this annual change was attributable to an increase of Ch$50,745 million in personnel expenses on an annual basis. This was the result of: (i) further provisions for variable compensation as a consequence of higher results achieved during 2022, (ii) an annual increase in salaries due to the impact of inflation which increased from 6.6% in 2021 to 13.3% in 2022 (measured as UF variation), that was partly offset by a decrease in average headcount in 2022 when compared to 2021, (iii) higher severance payments as a consequence of a decrease in average headcount in line with efficiency initiatives and organizational changes, and (iv) higher benefits and other personnel related expenses as most of them are indexed to the UF. The increase in personnel expenses coupled with higher administrative expenses by Ch$19,891 million or 7.9% on an annual basis explained by the deployment of our digital transformation program that resulted in IT-related expenses, such as data services and software licensing, in order to improve both our staff productivity and customers’ experience either on-site in our nationwide branch network or remotely through our digital and internet-based banking.

●	An annual increase of Ch$65,815 million or 25.6% in provisions for expected credit losses in light of asset quality indicators that are returning to pre-pandemic levels, after a period of significantly positive credit risk performance in 2021, supported by abnormally high levels of liquidity among retail banking customers as a result of diverse assistance measures to support people during the pandemic that led to a temporary improvement in the clients’ payment capacity. This effect all but disappeared in 2022 due to the decline in the liquidity surplus, which coupled with the effect of inflation on the purchasing power of individuals. The increase in expected credit losses had also to do with loan growth, particularly associated with the recovery in consumer loans. On the other hand, in 2022 we set a lower amount of additional provisions in 2022 (partly allocated to this segment), given lowered uncertainty in relation to 2021 on how the the aftermath of COVID-19 could harm the economic outlook and customers’ credit behavior.

2020 and 2021. Our retail banking segment recorded income before income tax of Ch$498,965 million in 2021, which represented an annual increase of 83.0% or approximately Ch$226,965,million when compared to the Ch$272,700 million recorded in 2020.This annual increase in income before income tax was mainly the consequence of:

●	An annual increase of Ch$143,104 million or 15.2% in net interest income as compared to 2020, primarily as a result of: (i) a higher contribution of the portion of our UF net asset exposure that is partly attributable to this segment, driven by both an annual increase in inflation as represented by a UF variation of 2.79% in 2020 that increased to 6.61% in 2021, and a larger inflation-indexed exposure, and (ii) higher contribution of demand deposit accounts managed by this segment as a consequence of average balances that increased by 42.9% on an annual basis. These effects were to some extent offset by: (i) lower income from loans by approximately Ch$33,900 million, due primarily to lower income from consumer loans due to weakened demand for this kind of credit in the context of above average levels of liquidity among personal banking customers in light of the fiscal policies to deal with the pandemic that resulted in direct transfers and pension fund withdrawals.

●	An annual decrease of Ch$68,305 million or 21.0% in provisions for loan losses in 2021 as compared to 2020. The positive performance in terms of credit risk was largely attributable to a significant improvement in asset quality, at an industry level, that was mainly attributable to the above average liquidity among personal banking customers that translated into a temporary improved payment capacity and a transitory decrease in non-performing loans. This effect resulted in lower provisioning as asset quality is a key driver when establishing allowances for loan losses. In addition, the temporary positive trend in asset quality more than offset the impact of higher additional allowances by Ch$113,000 million on an annual basis, for this segment, to anticipate potential second-round effects of the pandemic on customers’ continued payment capacity.

●	An annual increase of Ch$12,560 million or 473.8% in net financial operating and foreign exchange transactions in 2021 when compared to 2020, which was mainly due to the positive effect of exchange rate changes on the U.S.$-indexed asset position to hedge the impact on U.S.$-indexed expenses, given the 19.8% depreciation of the Chilean peso in 2021 as compared to 5.3% appreciation in 2020.

The increase in income before income tax was partially offset by lower income from fees and commissions of Ch$4,922 million or 1.9% on an annual basis, mainly as a result of lower fee income from insurance brokerage, primarily driven by the non-recurrent base of effect associated with the upfront fee received from the alliance with an international insurer that was mainly recognized in 2019 and 2020 and was not present in 2021. This effect was to some extent offset by the recovery of fee income related to transactional services such as credit cards, debit cards and checking account supported by improved economic dynamism, particularly linked to household consumption.

Wholesale Banking

2021 and 2022. Our wholesale banking segment recorded an 106.7%, or Ch$370,139 million, annual increase in income before tax, from Ch$346,747 million in 2021 to Ch$716,886 million in 2022. This annual increase was mainly attributable to:

●	An annual increase of Ch$390,456 million in net interest income, as a consequence of: (i) higher contribution of UF net asset position (partly allocated to this segment) due to both increased average exposure and higher inflation as mentioned earlier, (ii) an annual increase of approximately Ch$147,374 million in the contribution of demand deposit accounts managed by the segment to our cost of funds, primarily caused by increasing local and foreign interest rates, and (iii) higher income from loans by approximately Ch$27,467 million principally explained by an annual increase of 12.5% in average loan balances managed by the segment and, to a lesser degree, slightly higher lending spreads in 2022 when compared to 2021.

●	An annual increase of Ch$7,525 million in net financial operating and foreign exchange transactions in 2022, mostly related to improved results from foreign exchange spot and forward transactions carried out by the segment’s customers in the context of increased exchange rate volatility that translated into a greater volume of transactions during the year.

●	An annual increase of Ch$5,865 million or 8.7% in fees and commissions, from Ch$67,343 million in 2021 to Ch$73,208 million in 2022. The main factor behind this performance was an expansion in fees associated with trade finance and guarantees, collaterals and other contingent loans, partly associated with more favorable conditions for international trade in 2022 since global trade returned to normalized levels after the impact of the pandemic, as reflected by the reactivation of Trade Finance loans that increased 30.4% on an annual basis.

These effects were partly offset by:

●	An annual increase of Ch$31,792 million or 20.4% in operating expenses, which in turn was explained by: (i) the impact of inflation on salaries that partially offset a decrease in average headcount in 2022, (ii) an annual rise in variable compensation as a consequence of better results achieved in 2022, and (iii) higher IT expenses aligned with digital transformation initiatives, including software licensing and data services, that improved both our staff productivity and service quality by means of enhancing digital applications and internet-based services provided to these type of customers.

●	An annual increase of Ch$5,229 million or 5.3% in expected credit losses. As explained for the Retail Banking segment, the normalization of asset quality indicators had an impact on our individually-evaluated loan portfolio. These effect was partly counterbalanced by lower additional allowances set in 2022 when compared to 2021 (partly allocated to the segment) due to decreased uncertainty in regards to the economic and political environment in 2022.

2020 and 2021. Our wholesale banking segment recorded an 87.3%, or Ch$161,605 million, annual increase in income before tax, from Ch$185,142 million in 2020 to Ch$345,244 million in 2021.This annual increase was mainly attributable to:

●	An annual increase of Ch$95,206, or 25.2%, in net interest income, which was mainly the result of: (i) a higher contribution of the portion of our UF net asset exposure that is attributable to this segment, driven by both an annual increase in inflation as represented by a UF variation of 2.79% in 2020 that increased to 6.61% in 2021, and a larger inflation-indexed exposure, and (ii) higher income from loans by approximately Ch$9,570 million (including loans and contingent loans), which was primarily the result of a 4.3% increase in average loan balances and stable lending spreads in 2021 when compared to 2020. These factors were partly offset by a decrease of approximately Ch$10,770 million, or 11.8%, in the contribution of demand deposits managed by this segment to our cost of funds, primarily as a consequence of lower interest rates.

●	An annual decrease of Ch$37,871 million, or 72.2%, in provisions for loan losses in 2021 when compared to 2020, mainly due to improved payment capacity of wholesale customers in light of recovered dynamism produced by the gradual lifting of mobility restrictions that reactivated many economic sectors, particularly those that strongly depend on social interaction, all of which translated into lower provisioning for individually-evaluated wholesale customers. These factors enabled us to more than offset: (i) the impact of unfavorable trends in exchange rate for provisioning of U.S.$-denominated loans managed by the segment, given the trends followed by exchange rate mentioned above, and (ii) higher additional allowances by Ch$113,000 million set in 2021 when compared to 2020 in order to anticipate potential lagged effects of the pandemic in payment behavior, which is partly allocated to this segment.

●	An annual increase of Ch$14,885 million, or 42.6%, in net financial operating and foreign exchange transactions in 2021 when compared to 2020, which was the result of: (i) the positive effect of exchange rate changes on the U.S.$-indexed asset position to hedge the impact on U.S.$-indexed expenses, principally credit risk expenses associated with U.S.$-denominated loans managed by this segment, given the 19.8% depreciation of the Chilean peso in 2021 as compared to the 5.3% appreciation in 2020, and (ii) higher results associated with foreign exchange spot/forward transactions and derivatives transactions carried out by wholesale customers in a context of high market volatility in order to manage exposure to market risks.

●	An annual increase of Ch$11,744 million, or 21.1%, in income from fees and commissions in 2021 when compared to 2020, mainly associated with enhanced lending, trade finance and cash management activity, in line with better economic conditions and reactivation of commercial activity.

Treasury and Money Market

2021 and 2022. Our Treasury and Money Market segment posted an increase of Ch$52,270 million, or 125.0% million, on an annual basis before income tax, from Ch$43,270 million in 2021 to Ch$97,968 million in 2022.

The increase was mainly attributable to: (i) the positive effect of higher inflation on the contribution of our UF net asset exposure that is partly allocated to this segment, (ii) an annual increase of approximately Ch$14,300 million in income from the management of our Trading desk, which was explained by changes in mid-term and long-term interest rates that benefited the fair value of held-for-trading securities, particularly in the last quarter of 2022 and proactive management of our foreign-currency intra-day position, all based in our ability to take advantage of specific market events that resulted in increased volatility in market factors, and (iii) an annual increase of approximately Ch$4,200 million in revenues from our Debt Securities desk, as a result of positive fair value adjustments on fixed-income securities in comparison with lower results in 2021 given the increase in local long-term interest rates, and (iv) higher results from Counterparty Value Adjustments (CVA’s) for derivatives on an annual basis, which was associated with improved probabilities of default of our counterparties when compared to 2021 due to decreased uncertainty.

These effects were to some extent offset by an annual increase of Ch$7,008 million in provisions for expected credit losses, from Ch$1,002 million in 2021 to Ch$8,009 million in 2022 related to impairments of financial assets measured at fair value through OCI and amortized cost, due to increased positions taken during 2022 in instruments issued by both local and foreign banks.

2020 and 2021. Our Treasury and Money Market segment posted a decrease of Ch$22,367 million, or 34.0% million, on an annual basis income before tax, from Ch$65,795 million in 2020 to Ch$43,428 million in 2021.

The decrease was mainly attributable to an annual decline of Ch$21,233 million, or 30.5%, in operating revenues, which in turn was primarily caused by a decrease of approximately Ch$26,600 million in net revenues from the management of our investment portfolio as result of the high comparison base represented by 2020, when we benefited from the positive effect of the sharp decrease in local and foreign interest rates on fixed-income securities, which compares to the sharp increase evidenced by local long-term interest rates in 2021 following the financial effects of pension fund withdrawals on the yield curves.

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

Operations through Subsidiaries

2021 and 2022. Our subsidiaries recorded income before income tax of Ch$103,349 million for the year ended December 31, 2022, representing a 28.3%, or Ch$23,017 million, increase when compared to the Ch$81,332 million reached in 2021. This annual increase in income before income tax is mainly attributable to:

●	An annual increase of approximately Ch$13,100 million in income before income tax in our securities brokerage subsidiary, which was the result of: (i) an annual increase in financial income coming from the management of the fixed-income portfolio, which benefited from positive changes in interest rates, particularly during the second half of 2022, and (ii) higher revenues from foreign exchange transactions based on an annual expansion of 22.6% in currency trading that allowed us to benefit from specific windows of opportunity. This annual increase in net financial income was partly offset by an annual increase of nearly Ch$5,700 million in operating expenses, mostly influenced by personnel expenses that recognized the effect of inflation on salaries and higher variable compensation.

●	An annual increase of Ch$5,400 million in income before income tax in our mutual funds management subsidiary. The main factor behind this performance was the increase in fee income, which was explained by: (i) the sustained change in the portfolio mix from fixed-income mutual funds towards local and international equity funds that bear higher commissions given a change in investors’ preferences in 2022 due to shifts in interest rates, and (ii) the overall improvement in average margins borne by fixed-income mutual funds, which was particularly associated with funds of longer tenors. These positive effects were to some extent offset by: (i) an annual decrease of 8.9% in the average balance of assets under management, and (ii) an annual increase of approximately Ch$3,000 million in operating expenses, mostly linked to personnel expenses.

●	An annual increase of Ch$3,200 million in income before income tax in our financial advisory subsidiary, which was almost entirely attributable to higher income from fees and commissions. This annual increment was explained by specific M&A and capital market transactions in which the subsidiary participated during 2022 in comparison with 2021, as economic activity gradually returned to normal levels.

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

Summary of Differences between Internal Reporting Policies and IFRS

We prepare our business segments’ financial information in accordance with our internal reporting policies, which differ in certain significant aspects from IFRS. The following table sets forth net income and equity for the years ended December 31, 2020, 2021 and 2022 in accordance with our internal reporting policies and under IFRS:

	Year Ended
	December 31, 2020		December 31, 2021		December 31, 2022
	(in millions of Ch$)
Income before income tax (Internal Reporting Policies)	Ch$	589,071	Ch$	970,472	Ch$	1,685,192
Reconciliation to IFRS		(84,218)		361,814		49,818
Income before income tax (IFRS)		504,853		1,332,286		1,735,010
Net income (Internal Reporting Policies)		463,109		792,192		1,409,435
Reconciliation to IFRS		(61,479)		264,125		36,366
Net income (IFRS)		401,630		1,056,317		1,445,801
Equity (Internal Reporting Policies)		3,726,268		4,293,522		4,858,327
Reconciliation to IFRS		270,813		525,450		573,110
Equity (IFRS)	Ch$	3,997,081	Ch$	4,818,972	Ch$	5,431,437

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

The main difference between Chilean GAAP and IFRS 9 regarding loan loss allowances is that loan loss allowances under Chilean GAAP are calculated using expected loss models based on specific guidelines set by the CMF, which in turn are based on an expected losses approach. Additionally, if approved by the Board, a bank would be allowed to establish additional (voluntary) provisions to cover credit risk of non-predictable economic changes that could affect the macro-economic environment or a specific economic sector. Under IFRS 9 “Financial instruments,” allowances for loan losses are calculated based on the “expected credit losses” models. The CMF has not yet adopted IFRS 9 for banks and therefore we have adjusted our financial statements to fully comply with IFRS standards. The most significant impact of IFRS 9 on the Bank’s financial statements arises from the new impairment requirements on credit risk matters. As a result of these differences in accounting policies, our net income under IFRS was Ch$14,171 million lower, Ch$353,357 million higher and Ch$70,450 higher than our internally (or Chilean GAAP) reported net income in 2020, 2021 and 2022, respectively. The impact on equity was Ch$228,178 million, Ch$581,535 and Ch$656,070 million higher than our internally (or under Chilean GAAP) reported equity in 2020, 2021 and 2022, respectively.

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

Under Chilean GAAP, the Bank has established allowances related to the undrawn available credit lines and contingent loans in accordance with the CMF. With the adoption of IFRS 9, provisions for contingent loans are calculated based on expected credit loss. As a result of these accounting policies differences, our net income under IFRS was lower than our net income reported under internal reporting policies (or Chilean GAAP) by Ch$54,061 million, Ch$2,452 million and Ch$47,049 million in 2020, 2021 and 2022, respectively. Likewise, our equity under IFRS was Ch$21,990 million, Ch$24,442 million and Ch$71,491 million lower than our internally (or under Chilean GAAP) reported equity in 2020, 2021, and 2022, respectively, due to these accounting differences.

Other differences that do not materially impact our financial statements:

●	Business Combination

Under internal reporting policies, our merger with Citibank Chile was accounted for under the pooling of interest method, while under IFRS, and for external financial reporting purposes, the merger of the two banks was accounted for as a business combination in which we were the acquirer as required by IFRS 3 “Business Combinations”. Under IFRS 3, we recognized all acquired net assets at fair value as determined at the acquisition date, as well as the goodwill resulting from the purchase price in excess of net assets recognized. This accounting difference did not have impact on results for 2020, 2021 and 2022. However, the impact on equity (associated with results recognized before 2020) was Ch$33,410 million in 2020, 2021 and 2022.

●	Provision for mandatory dividends

Chilean banks are required by the Chilean Corporations Law to distribute at least 30% of their net income to shareholders unless the shareholders unanimously approve the retention of profits. A bank may, however, be prohibited from distributing dividends to shareholders, even those representing the mandatory 30% of its net income, if such distribution would cause the bank to violate certain statutory capital requirements. Under our internal reporting policies (Chile GAAP) and as approved by shareholders, we record a minimum dividend allowance of at least 60% of the period’s net distributable income, as permitted by the CMF. Under IFRS, only the mandatory portion of dividends as required by the Chilean Corporations Law must be recognized (i.e., 30%). This accounting difference does not lead to differences in net income. However, due to this difference our equity under IFRS was Ch$81,339 million, Ch$86,020 million, and Ch$97,328 million higher than our internally (or Chilean GAAP) reported equity in 2020, 2021 and 2022, respectively.

●	Assets Received in Lieu of Payment

The Compendium of Accounting Standards for Banks, as issued by the CMF, requires that the assets received in lieu of payments are measured at historical cost or fair value, less cost to sell, if lower, on a portfolio basis and written off if not sold after a certain period of time in accordance with specific guidelines established by the CMF. Under IFRS, these assets are deemed non-current assets held for sale and their accounting treatment is set by IFRS 5 “Non-Current Assets Held for Sale and Discontinued Operations.” In accordance with IFRS 5 these assets are measured at historical cost or fair value, less cost to sell, if lower. Accordingly, under IFRS these assets are not written off unless they are impaired. As a result of this accounting policy difference, our net income was Ch$4,424 million, Ch$568 million lower and Ch$2,844 million higher than our internally (or under Chilean GAAP) reported net income in 2020, 2021 and 2022, respectively. This resulted in an equity decrease under IFRS of Ch$629 million, Ch$61 million and Ch$2,905 million in 2020, 2021 and 2022, respectively, from the equity accounted under internal reporting policies (or Chilean GAAP)

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

The Bank records, when appropriate, deferred tax assets and liabilities for the estimated future tax effects attributable to differences between the carrying amount of assets and liabilities and their tax bases. All of the aforementioned differences had an impact on deferred taxes, which resulted in net income under IFRS that was Ch$22,739 million lower, Ch$97,419 million higher and Ch$13,452 million higher than our internally (or under Chilean GAAP) reported net income in 2020, 2021 and 2022, respectively. The impact of these adjustments resulted in lower equity under IFRS by Ch$63,339 million, Ch$161,421 million and Ch$175,271 million in 2020, 2021 and 2022, respectively.

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

Even though mortgage and corporate bonds show much less trading liquidity than Central Bank and government fixed-income instruments, the former may be sold to the Central Bank under repurchase agreements. Government instruments and short-term banks’ time deposits can also be sold to the Central Bank under repurchase agreements.

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

In addition, we are subject to a “technical” reserve requirement for demand deposits applicable to all banks that operate in Chile. The daily balance of deposits and obligations payable on demand, except for obligations with other banks, may not exceed 2.5 times the amount of the bank’s Regulatory Capital (or Total Capital). Following the implementation of Basel III in Chile, banks defined as systemically important banks could bear stricter requirements in terms of “technical” reserves, since the threshold could decrease to 1.5 times the bank’s Regulatory Capital (or Total Capital). For more information, see “Item 4. Information on the Company—Regulation and Supervision—Reserve Requirements.”

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

Financing Plan Guidelines

Every year financing needs arising from operating activities are projected in order to gauge our ability to timely and effectively raise funds in local and foreign markets. For these purposes, we evaluate core commercial banking balances, namely, loans to customers and demand deposits, from which an in-depth analysis of potential sources of funding are assessed based on public information, interest rate trends and debt issuance programs in place in Chile and abroad.

The following are the key drivers our Treasury evaluates in order to determine our ability to meet our cash requirements for the next fiscal year:

●	Balance sheet growth expected in the business plan for the next fiscal period, which is mainly associated with growth in loans to customers, loans and advances to banks, internal and regulatory liquidity and positions to be taken in securities held for trading, securities measured at fair value through other comprehensive income, held to maturity securities and any purchase or investment in fixed assets or affiliates.

●	Expected growth of demand deposits for the next fiscal period, including the amount of reserves and technical reserves, if any, that may be required.

●	Expected growth of time deposits for the next fiscal period, including reserve requirements.

●	Scheduled maturity of medium-term and long-term liabilities.

●	Maximum participation that local pension funds could be expected to invest in Banco de Chile’s long-term bonds, based on their historical highest participation in Banco de Chile’s securities and the regulatory limits that pension funds managers are subject to per type of fund, considering fund C, D, E of the pension fund system, which are more oriented to fixed-income securities.

●	Maximum participation that local mutual funds have reached in Banco de Chile’s long-term bonds.

●	The unused amount of long-term debt programs in Chile or abroad by which we are able to raise funding effectively and on a timely basis.

For more information on our liability structure, see “Item 5. Liquidity And Capital Resources—Borrowings, Off-Balance Sheet Arrangements and Tabular Disclosure of Contractual Obligations” below.

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

Furthermore, in March 2016 the Chilean regulator began to require C47 and C48 reports. The C47 report focuses on liabilities analysis from a concentration, maturity and renewal perspectives. On the other hand, the C48 report gauges LCR and NSFR. In October 2018, the CMF established a new report on liquidity matters (C49) intended to refine the measurement of LCR and NSFR as defined by the C48 report. The C49 report began to be submitted in parallel with the C48 report on April 4, 2019. Also, the Central Bank set a minimum requirement for LCR starting at 60% in 2019 and reaching 100% in 2023 by increasing ten percentage points per year, while no regulatory limit was set for NSFR. Thereafter, on March 8, 2022 the Central Bank revised minimum requirements for both the LCR and the NSFR. Accordingly, the regulatory limit for LCR was accelerated to 100% in June 2022 while the threshold for NSFR was set at 100% although being phased-in in a four-year period starting June 2022 at 60% and increasing ten percentage points in January 1st of each year until reaching 100% on January 1, 2026.

As of December 31, 2022 our LCR and NSFR were 338% and 133%, respectively, on a consolidated basis. Accordingly, we were fully in compliance with the prevailing regulatory requirements.

Likewise, in the most recent amendment to Chapter III.B.2.1 of the Compendio de Normas Financieras the Central Bank also established that banks are required to carry out an Internal Liquidity Adequacy Assessment Process (“ILAAP”). The final rules associated with ILAAP were published on January 16, 2023, based on which we submitted this report to the CMF for first time in April 2023, on a summarized basis, as permitted by the regulation.

For more information on liquidity risk regulations, see “Item 4. Information on the Company—Regulation and Supervision—Liquidity Risk Regulations.” Also, for recent measures adopted by the Central Bank in view of the COVID-19, impacting liquidity risk management of banks, see “Item 5. Operating and Financial Review and Prospects—Operating Results—Impacts of COVID-19 in 2022” and “Item 5. Operating and Financial Review and Prospects—Trend Information.”

We supplement regulatory reports and metrics with internally-developed reports that are aimed at providing us with a broader perspective on liquidity matters. The market access report, the liquidity buffer, intraday liquidity and liquidity ratios, are the main internal reports we use in order to monitor liquidity while establishing internal alerts and triggers for decision making. For more information see Note 44 (3) to our audited consolidated financial statements.

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

	For the Year Ended December 31,
	2020		2021		2022
IFRS:	(in millions of Ch$)
Net cash provided by (used in) operating activities	Ch$	(2,472,359)	Ch$	3,005,641	Ch$	128,626

2021 and 2022. Net cash from operating activities recorded a decrease from a net inflow of Ch$3,005,641 million in 2021 to a net inflow of Ch$128,626 million in 2022. The annual change of Ch$2,877,015 million was principally the consequence of: (i) an annual decrease of Ch$8,321,763 million in the net inflow from demand deposits from a net inflow of Ch$3,369,787 million in 2021 to a net outflow of Ch$4,951,976 million in 2022, which was mostly explained by both the decrease in the liquidity surplus generated by aid packages and pension funds withdrawals that occurred in the context of the COVID-19 downturn that benefited individuals, and the steady upward trend in short-term interest rates in 2022, which encouraged depositors to move towards time deposits, and (ii) a moderate increase of Ch$305,613 million in the outflow related to loans granted to customers and advances to banks, which is mainly attributable to greater overnight deposits held in the Central Bank for liquidity management purposes in 2022 when compared to 2021. These factors were to some extent offset by: (i) an annual increase of Ch$4,795,534 million in the net inflow from funding with time deposits, given the same reasons behind the decrease in the inflow from demand deposits, (ii) an increase of approximately Ch$477,638 million in the outflow associated with other assets and liabilities, (iii) a net annual increase of Ch$320,355 million in funding with repurchase agreements from a net outflow of Ch$176,369 million in 2021 to a net inflow Ch$143,986 million.

2020 and 2021. Net cash provided by operating activities recorded a reversal in 2021 from a net outflow of Ch$2,472,359 million in 2020 to a net inflow of Ch$3,005,641 million in 2021. The annual change of Ch$5,478,000 million was mainly the result of: (i) a net decrease of approximately Ch$3,448,391 million in cash outflow associated with the purchase of financial assets held for trading, primarily related to reserve requirements associated with demand deposit balances, which remained at stable high levels, from which purchases were oriented to renew the balance of instruments that expired, (ii) an increase of approximately Ch$2,135,062 million in inflow from funding with savings accounts and demand deposits, based on the increase experienced by short-term interest rates by the end of the year following the policy tightening carried out by the Central Bank to control inflation, and (iii) a decrease of approximately Ch$1,435,294 million in the cash outflow associated with lower loans granted to customers and banks as a whole, mainly explained by lower amount of advances to banks, particularly associated with lower balances held in overnight deposits in the Central Bank during 2021. These factors were to some degree offset by: (i) an increase of approximately Ch$652,068 million in the outflow associated with other assets and liabilities, and (ii) a decrease of approximately Ch$473,358 million in the net inflow from demand deposits, based on a moderate deceleration in the growth of demand deposit balances, particularly by the end of 2021 when short-term interest rates began to increase in connection with actions taken by the Central Bank.

	For the Year Ended December 31,
	2020		2021		2022
IFRS:	(in millions of Ch$)
Net cash provided by (used in) investing activities	Ch$	210,306	Ch$	(2,987,305)	Ch$	(847,829)

2021 and 2022. Our cash flows used in investing activities recorded a decrease of Ch$2,139,476 million from a net outflow of Ch$2,987,305 million in 2021 to a net outflow of Ch$847,829 million in 2022. The lower net use of cash flow in investing activities was principally the consequence of: (i) a net annual decrease of Ch$1,322,381 million in the outflow related to new investments in fixed-income instruments measured at fair value through OCI from a net outflow of Ch$2,070,906 million in 2021 to a net outflow of Ch$748,725 million in 2022, which was the consequence of larger positions taken in 2021 to benefit from the financial spread between our low cost of funds and instruments denominated in local currency accruing higher interest rates, a trend that all but disappeared throughout 2022 when we mainly took positions in foreign-currency denominated instruments where this spread was more favorable, and (ii) an annual decline of Ch$819,734 million in the net outflow associated with no positions taken in fixed-income securities measured at amortized cost in 2022 as compared to an outflow of Ch$813,477 million in purchases of this kind of instruments in 2021.

2020 and 2021. We experienced a reversal of Ch$3,197,611 million in our cash flows provided by investing activities from a net inflow of Ch$210,306 million in 2020 to a net outflow of Ch$2,987,305 million in 2021. This net use in investing activities was primarily due to: (i) a net annual increase in the outflow associated with purchases of fixed-income securities measured at fair value through other comprehensive income from an inflow of Ch$285,558 in 2020 to a net outflow of Ch$2,070,906 million in 2021, which was primarily explained by higher positions taken in securities with mid-term maturities during 2021 to benefit from both the accrual at higher interest rates and positive marking-to-market in the long-run while covering reserve requirements produced by persistent high levels of demand deposits in 2021, and (ii) positions taken in held-to-maturity financial instruments for an amount of Ch$813,477 million in 2021 in comparison with no investments in 2020, due to the same reasons underlying the investment in securities measured at fair value through other comprehensive income.

	For the Year Ended December 31,
	2020		2021		2022
IFRS:	(in millions of Ch$)
Net cash provided by (used in) financing activities	Ch$	1,461,583	Ch$	1,376,413	Ch$	(161,803)

2021 and 2022. The net cash provided by financing activities decreased Ch$1,538,216 million from a net inflow of Ch$1,376,413 million in 2021 to a net outflow of Ch$161,803 million in 2022. This reversal was mainly caused by: (i) a decrease of Ch$1,237,828 million in the inflow associated with borrowings from the Central Bank that had primarily to do with Ch$1,237,814 million raised in 2021 from the FCIC provided by the Central Bank in the context of COVID-19 to ensure liquidity in the local financial system, which compares to no further funding obtained in 2022 form the same source, (ii) an annual increase of Ch$319,556 million in the amount of dividends distributed to our shareholders from Ch$220,271 million distributed in 2021 from the net distributable income for 2020 to Ch$539,827 million distributed in 2022 with charge to our net distributable income for the year ended December 31, 2021, based on both greater net income in 2021 when compared to 2020 and a higher payout ratio on net distributable income that increased from 70% in March 2021 to 100% in March 2022, (iii) a decline of Ch$305,200 in proceeds from bond issuances given a high comparison base as represented by 2021 when we raised approximately Ch$1,661,016 million in long-term debt and commercial paper indebtedness in Chile and abroad as compared to Ch$1,355,816 million raised in 2022, primarily in Chile, and (iv) higher payments of interest on long-term bonds by Ch$216,948 million as a consequence of bond placements carried out by the end of 2021. These factors were to some extent offset by a net increase of Ch$572,448 million in the inflow associated with borrowings from foreign financial institutions in order to fund an greater demand for trade finance loans while replacing funding from commercial paper.

2020 and 2021. The net cash provided by financing activities decreased Ch$85,170 million from a net inflow of Ch$1,461,583 million in 2020 to a net inflow of Ch$1,376,413 million in 2021. This moderate decrease was mainly the result of a decrease in the inflow related to borrowings from the Central Bank by Ch$1,872,786 million from Ch$3,110,600 million in 2020 to Ch$1,237,814 million in 2021, which was primarily associated with the lower funding raised from the Central Bank through FCIC. This factor was to some degree offset by: (i) a net increase in the inflow associated with borrowings from foreign financial institutions by Ch$954,504 million linked to the reactivation of trade finance loans in a context of a low comparison base prompted by the COVID-19 pandemic in 2020, (ii) an increase of approximately Ch$771,881 million in proceeds from bond issuances, based on consecutive placements in Chile and abroad in 2021 to diversify our funding structure while optimizing our cost of funds and (iii) a decrease of Ch$130,267 million in dividends paid to shareholders from Ch$350,538 million in 2020 (associated with net distributable income for 2019) to Ch$220,271 in 2021 (associated with net distributable income for 2020) as a result of lower net distributable income in 2020 when compared to 2019 due to the effects of the COVID-19 pandemic on the banking business and, to a lesser extent, a higher pay-out ratio in 2020 (70%) in comparison with 2021 (60%).

Asset and Liability Management

Our asset and liability management policy is to maximize net interest income, return on assets and average equity in light of interest rate, liquidity and foreign exchange risks, within the limits of Chilean banking regulations and our internal risk management policies. Subject to these constraints, we may from time to time take mismatched positions as to interest rates or, in certain limited circumstances, foreign currencies when justified, in our view, by market conditions and prospects, and subject to our asset and liability management policies. Our board of directors determines our asset and liability policies. See Note 44 to our audited consolidated financial statements as of and for the year ended December 31, 2022 appearing elsewhere in this annual report.

Borrowings by Type of Liability and Terms

The following table presents the maturities of each borrowing category for the indicated year.

	As of December 31, 2021						As of December 31, 2022
	Long-term		Short-term		Total		Long-term		Short-term		Total
	(in millions of Ch$)
IFRS:
Borrowings from financial institutions:
Central Bank credit lines for renegotiation of loans	Ch$	–	Ch$	–	Ch$	–	Ch$	–	Ch$	–	Ch$	–
Other borrowings from the Central Bank		3,328,446		1,020,014		4,348,460		4,348,521		–		4,348,521
Borrowings from domestic financial institutions		–						–		2,699		2,699
Borrowings from foreign institutions		59,700		453,705		513,405		–		1,046,456		1,046,456
Debt issued:
Senior Bonds		7,193,949		1,014,885		8,208,834		7,805,443		1,352,217		9,157,660
Commercial papers		–		348,445		348,445		–		107,910		107,910
Subordinated bonds		799,034		118,476		917,510		892,489		118,416		1,010,905
Mortgage finance bonds		1,977		2,139		4,116		1,147		1,230		2,377
Other financial obligations		90		249,915		250,005		22		344,008		344,030
Total other interest bearing liabilities	Ch$	11,383,196	Ch$	3,207,579	Ch$	14,590,775	Ch$	13,047,622	Ch$	2,972,936	Ch$	16,020,558

The Bank was in material compliance with all of its debt instruments during 2021 and 2022.

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

In the context of the COVID-19 pandemic, the Central Bank provided lending facilities for all banks holding commercial or consumer loans on their balance sheet, conditional on the increase in loan balances (FCIC). For more information see “Item 5. Operating and Financial Review and Prospects—Trend Information”. As of December 31, 2022, the amount borrowed from the Central Bank, associated with the FCIC facility was equivalent to Ch$4,348,521 million, denominated in Chilean pesos and bearing at a nominal interest rate of 0.5%. The maturities of the outstanding balances were, as follows:

As of December 31, 2022
IFRS:	(in millions of Ch$)
Due within 1 year	Ch$	–
Due after 1 year but within 2 years		4,348,521
Due after 2 years but within 3 years		–
Due after 3 years but within 4 years		–
Due after 4 years but within 5 years		–
Due after 5 years		–
Total Central Bank borrowings	Ch$	4,348,521

Borrowings from Domestic Financial Institutions

Borrowings from domestic financial institutions are generally used to fund our general operations. As of December 31, 2022, we had no borrowings from domestic financial institutions. As of the same date, borrowings from domestic financial institutions had the following maturity profile:

As of December 31, 2022
IFRS:	(in millions of Ch$)
Due within 1 year	Ch$	2,699
Due after 1 year but within 2 years		–
Due after 2 years but within 3 years		–
Due after 3 years but within 4 years		–
Due after 4 years but within 5 years		–
Due after 5 years		–
Total domestic borrowings	Ch$	2,699

Borrowings from Foreign Financial Institutions

We have short- and long-term borrowings from foreign banks. These loans are denominated in foreign currency and are used to fund our foreign trade loans and carried an average nominal interest rate of 2.17% in the year ended December 31, 2022. The outstanding maturities of these borrowings as of December 31, 2022 were, as follows:

As of December 31, 2022
IFRS:	(in millions of Ch$)
Due within 1 year	Ch$	1,046,456
Due after 1 year but within 2 years		–
Due after 2 years but within 3 years		–
Due after 3 years but within 4 years		–
Due after 4 years but within 5 years		–
Due after 5 years		–
Total foreign borrowings	Ch$	1,046,456

Senior Long-Term Bonds

Our bonds are primarily denominated in local currency, mainly in UF, and, to a lesser extent, in foreign currencies, including Swiss francs (CHF), Hong Kong dollar (HKD), Japanese Yen (JPY), U.S. Dollar (USD), Euros (EUR), Peruvian sol (PEN), Norwegian krone (NOK) and Australian dollar (AUD).

As of December 31, 2022, bonds denominated in local currency, with semi-annual interest and principal, accounted for Ch$7,207,010 million, all denominated in UF, with a weighted average annual interest rate of 2.31%. As of the same date, bonds denominated in foreign currency, most of them with annual interest and principal payments, amounted to Ch$1,950,650 million and carried an average annual interest rate of 2.75% (excluding the effect of exchange rate adjustments). In general, long-term bonds, denominated in both local and foreign currency, are intended to finance loans that had a maturity of more than one year.

The maturities of bonds denominated in local currency (Ch$ or UF) as of December 31, 2022 were:

	As of December 31, 2022
IFRS:	(in millions of Ch$)
Due within 1 year	Ch$	1,133,738
Due after 1 year but within 2 years		823,019
Due after 2 years but within 3 years		823,524
Due after 3 years but within 4 years		1,071,121
Due after 4 years but within 5 years		865,499
Due after 5 years		2,490,109
Total bonds	Ch$	7,207,010

During 2022, we issued bonds denominated in UF for an amount equivalent to Ch$1,088,897 million at a weighted average real interest rate of 3.22% and tenors in the range of 11 to 19 years.

We did not carry out any issuance of long-term bonds denominated in Chilean pesos during 2022.

The maturities of bonds denominated in foreign currency as of December 31, 2022 were:

	As of December 31, 2022
IFRS:	(in millions of Ch$)
Due within 1 year	Ch$	218,479
Due after 1 year but within 2 years		138,940
Due after 2 years but within 3 years		109,638
Due after 3 years but within 4 years		–
Due after 4 years but within 5 years		345,628
Due after 5 years		1,137,965
Total bonds	Ch$	1,950,650

During 2022 we issued bonds denominated in foreign currency for an amount equivalent to Ch$51,670 million at a weighted average interest rate of 8.65% and a tenor of 20 years.

Commercial paper

Our commercial paper is denominated in U.S. dollars and carried an average annual interest rate of 0.94% as of December 31, 2022. This average rate does not include the effect of exchange rate adjustments.

The maturities of our commercial paper as of December 31, 2022 were:

As of December 31, 2022
IFRS:	(in millions of Ch$)
Due within 1 year	Ch$	107,910
Due after 1 year but within 2 years		–
Due after 2 years but within 3 years		–
Due after 3 years but within 4 years		–
Due after 4 years but within 5 years		–
Due after 5 years		–
Total bonds	Ch$	107,910

During 2022 we issued commercial paper in an amount of Ch$215,249 million, bearing an average interest rate of approximately 3.67%.

Subordinated Bonds

As of December 31, 2022, our outstanding subordinated bonds were denominated in UF. Payments of interests and principal are generally due on a semiannual basis and the discount on the issuance is amortized over the life of the bond. As of December 31, 2022, we had an outstanding balance of Ch$1,010,905 million in subordinated bonds, bearing an effective weighted average real interest rate of 3.20% taking into consideration the discount at issuance.

Subordinated bonds are also intended to finance loans having a maturity of more than one year. As of December 31, 2022, the maturities of subordinated bonds were:

	As of December 31, 2022
	(in millions of Ch$)
IFRS:
Due within 1 year	Ch$	118,416
Due after 1 year but within 2 years		9,818
Due after 2 years but within 3 years		10,338
Due after 3 years but within 4 years		7,624
Due after 4 years but within 5 years		4,720
Due after 5 years		859,989
Total subordinated bonds	Ch$	1,010,905

During 2022, there were no subordinated bonds issuances.

Mortgage Finance Bonds

Mortgage finance bonds are used to finance the granting of mortgage loans. The outstanding principal amounts of the bonds are amortized on a quarterly basis. The range of maturities of these bonds is between five and 30 years. The bonds are linked to the UF index and carried a weighted average annual interest rate of 3.21% as of December 31, 2022.

The maturities of mortgage finance bonds as of December 31, 2022 were:

	As of December 31, 2022
IFRS:	(in millions of Ch$)
Due within 1 year	Ch$	1,231
Due after 1 year but within 2 years		556
Due after 2 years but within 3 years		187
Due after 3 years but within 4 years		–
Due after 4 years but within 5 years		39
Due after 5 years		364
Total mortgage finance bonds	Ch$	2,377

During 2022, we did not carry out any issuance of mortgage finance bonds.

Other Financial Obligations

The maturities of other financial obligations as of December 31, 2022 were as follows:

	As of December 31, 2022
IFRS:	(in millions of Ch$)
Other long-term obligations:
Obligations with Chilean Government	Ch$	22
Total other long-term obligations		22
Other short-term obligations		344,008
Total other obligations	Ch$	344,030

As of December 31, 2022, other financial obligations had the following maturities:

	As of December 31, 2022
	(in millions of Ch$)
IFRS:
Due within 1 year	Ch$	344,008
Due after 1 year but within 2 years		22
Due after 2 years but within 3 years		–
Due after 3 years but within 4 years		–
Due after 4 years but within 5 years		–
Due after 5 years		–
Total other obligations	Ch$	344,030

Funding by Type of Liability and Average Rates

The following table sets forth our average daily balance of liabilities for the years ended December 31, 2021 and 2022 in each case together with the related average nominal interest rates paid thereon:

	Year Ended December 31,
	2021				2022
	Average Balance		% of Total Liabilities	Average Nominal Rate	Average Balance		% of Total Liabilities	Average Nominal Rate
	(in millions of Ch$, except percentages)
IFRS:
Current accounts and demand deposits	Ch$	17,048,827	39.6%	—%	Ch$	15,550,988	32.7%	—%
Savings accounts and time deposits		8,467,508	19.7	1.56		11,696,542	24.6	8.31
Borrowings from financial institutions		4,420,847	10.3	0.53		5,043,041	10.6	0.74
Debt issued		8,491,701	19.7	7.69		9,496,198	20.0	12.26
Commercial Paper		359,836	0.8	0.34		133,208	0.3	0.97
Other financial obligations		176,505	0.4	1.73		200,493	0.4	3.78
Lease Liabilities		107,048	0.2	1.85		94,063	0.2	1.98
Other interest bearing liabilities		140,600	0.3	0.67		184,448	0.4	8.59
Other non-interest bearing liabilities		3,877,837	9.0	—		5,187,969	10.8	—
Total liabilities	Ch$	43,090,709	100.0%	1.89%	Ch$	47,586,950	100.0%	4.62%

Our most important sources of funding are customer deposits, which primarily consist of peso-denominated, non-interest bearing current accounts and demand deposits and both Chilean Peso and UF-denominated interest bearing time deposits and savings accounts. Current accounts and demand deposits represented 39.6% and 32.3% of our average total liabilities in 2021 and 2022, respectively. These kinds of liabilities are our least-cost source of funding. On the other hand, savings accounts and time deposits represented 19.7% and 24.1% of our average liabilities in 2021 and 2022, respectively. Lastly, debt issued represented 19.7% and 20.0% of our average liabilities in 2021 and 2022, respectively.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following tables set forth our contractual obligations and commercial commitments by residual maturity. As of December 31, 2022, the scheduled maturities of our contractual obligations, including accrued interest, were as follows:

	Due within 1 year		Due after 1 year but within 3 years		Due after 3 years but within 5 years		Due after 5 years		Total		Estimated Interest Payment
IFRS:	(in millions of constant Ch$ as of December 31, 2022)
Contractual Obligations
Currents accounts and other demand deposits	Ch$	13,592,155	Ch$	–	Ch$	–	Ch$	–	Ch$	13,592,155	Ch$	–
Transaction in the course of payment		681,792		–		–		–		681,792
Saving accounts and time deposits		13,830,746		521,646		5,940		655		14,358,987
Bonds issued
Mortgage finance bonds		1,231		743		39		364		2,377		279
Bonds		1,279,557		1,895,121		2,282,248		3,628,074		9,085,000		1,258,608
Commercial Bonds		180,570								180,570		25,016
Subordinated Bonds		118,416		20,156		12,344		859,989		1,010,905		364,537

Hedged Instrument
Inflows:
Corporate Bond EUR		(1,533)		(45,839)		(1,646)		(52,347)		(101,365)
Corporate Bond HKD		(92,127)		(92,999)		(161,662)		(158,619)		(505,407)
Corporate Bond PEN		(6,344)		(12,689)		(12,689)		(163,094)		(194,816)
Corporate Bond CHF		(107,255)		(139,270)		(120,501)		–		(367,026)
Corporate Bond USD		(14,520)		(29,039)		(22,684)		(526,617)		(592,860)
Obligation USD		(59,876)		–		–		–		(59,876)
Corporate Bond JPY		(1,853)		(3,705)		(3,705)		(209,193)		(218,456)
Corporate Bond AUD		(5,625)		(11,254)		(11,252)		(242,281)		(270,412)
Corporate Bond NOK		(2,366)		(4,732)		(4,732)		(69,621)		(81,451)
Outflows:
Cross Currency swap EUR		1,533		45,839		1,646		52,347		101,365
Cross Currency swap HKD		92,127		92,999		161,662		158,619		505,407
Cross Currency Swap PEN		6,344		12,689		12,689		163,094		194,816
Cross currency swap CHF		107,255		139,270		120,501		–		367,026
Cross currency swap USD		14,520		29,039		22,684		526,617		592,860
Cross currency swap USD		59,876		–		–		–		59,876
Cross currency swap JPY		1,853		3,705		3,705		209,193		218,456
Cross Currency Swap AUD		5,625		11,254		11,252		242,281		270,412
Cross Currency Swap NOK		2,366		4,732		4,732		69,621		81,451

Borrowings from financial institutions		1,049,155		4,348,521		–		–		5,397,676
Other obligations		344,008		22		–		–		344,030
Lease contracts		27,615		27,634		15,009		19,111		89,369
Services contracts		15,560		8,141		661		–		24,362
Obligations under repurchase agreements		216,264		–		–		–		216,264
Total	Ch$	31,337,069	Ch$	6,821,984	Ch$	2,316,241	Ch$	4,508,193	Ch$	44,983,487	Ch$	1,648,440

Capital Management

We manage our capital adequacy as efficiently as we can, as we understand that capital is a scarce resource provided by our shareholders and generated by us through the capitalization of both part of our net distributable earnings and the effect of inflation on our shareholders’ equity. In this regard, our senior management and board of directors consider capital management to be a crucial input for the definition, implementation and achievement of our strategic goals, as well as the way in which we can cover all the business-related risks.

Thus, through our capital management policy, we seek to:

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

Capital Adequacy Requirements

Beginning December 1, 2021 all the requirements related to the adoption of Basel III framework were put in place for all Chilean banks, although considering the phase-in process for the adoption of diverse matters including: (i) adjustments to Common Equity Tier 1 Capital and risk-weighted assets, (ii) the requirement of buffers such as the conservation buffer and the systemic buffer, among others.

According to the General Banking Act, each bank must comply with the following capital requirements as a percentage of its risk-weighted assets, net of required allowances:

●	Common Equity Tier 1 Capital (CET1) above 4.5% of risk-weighted assets;

●	Tier 1 Capital = CET1 Capital + Additional Tier 1 Capital (AT1) above 6.0% of risk-weighted assets;

●	Tier 1 + Tier 2 above 8.0% of risk-weighted assets;

●	Conservation Buffer of 2.5% of risk-weighted assets, to be fulfilled with CET1 in a four-year period starting December 1, 2021 at 0.625% and increasing by the same amount on a yearly basis;

●	Countercyclical Buffer of up to 2.5% of risk-weighted assets, to the extent applicable, to be fulfilled with CET1;

●	Domestic-Systemically Important Banks (D-SIB) Buffer in the range of 1.0% to 3.5% of risk-weighted assets, to be fulfilled with CET1 at 25% rate every year starting December 1, 2021, to the extent applicable (nevertheless, given the COVID-19 contingency, the starting date was postponed to December 1, 2022);

●	Pillar 2 capital charge of up to 4.0% of risk-weighted assets, to the extent applicable, to be fulfilled in a six-month timeframe once determined.

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

Pursuant to the general Banking Act, local banks must comply with minimum capital requirements in relation to both total assets and risk-weighted assets (considering credit, market and operational risk). As of December 31, 2022 CET1 Capital must be at least 3.0% of total assets (the same in December 2021), based on the leverage requirements. Likewise, as of December 31, 2022, local banks’ Total or Regulatory Capital, must be at least 9.5625% of their risk weighted assets (10.125% in December 2021), Tier1 Capital must be at least 7.5625% of their risk weighted assets (8.125% in December 2021) and CET1 Capital must be at least 6.0625% of their risk weighted assets (6.625% in December 2021), including minimum regulatory limits, and phase-in implementation of conservation buffer and systemic buffer. We were not subject to counter-cyclical buffer or Pillar 2 capital requirement as of December 31, 2022.

As of December 31, 2022, Banco de Chile fully complied with capital adequacy requirements by holding:

	As of December 31, 2022
	Actual Ratio	Phase-In Regulatory Limits (1)	Fully-Loaded Regulatory Limits (2)
Leverage Ratio	8.6%	3.0000%	3.00%
Common Equity Tier 1	13.6	6.0625	8.25
Tier 1 Ratio	14.1	7.5625	9.75
Total Capital Ratio	17.9%	9.5625%	10.75%

(1)	Consider 50% of conservation buffer and 25% of the systemic buffer applying to Banco de Chile as of December 31, 2022, given the phase-in for Basel III requirements.

(2)	Consider full application of conservation buffer (2.5%) and systemic buffer applying to Banco de Chile as of December 31, 2022 (1.25%).

The following table sets forth our minimum capital requirements and capital availability for Banco de Chile for the years ended December 31, 2021 and 2022, based on the requirements set by the CMF under Basel III:

●	CET1 Capital over Total Risk Assets

	As of December 31,
	2021		2022
CHILEAN GAAP:	(in millions of Ch$)
CET1 Capital Minimum Requirement	Ch$	1,591,564	Ch$	1,684,060
Excess over minimum CET1 Capital required	Ch$	2,631,450	Ch$	3,155,327

●	CET1 Capital over Risk Weighted Assets

	As of December 31,
	2021		2022
CHILEAN GAAP:	(in millions of Ch$)
CET1 Capital Minimum Requirement	Ch$	2,167,996	Ch$	2,161,477
Excess over minimum CET1 Capital required	Ch$	2,055,018	Ch$	2,677,910

●	Tier 1 Capital over Risk Weighted Assets

	As of December 31,
	2021		2022
CHILEAN GAAP:	(in millions of Ch$)
Tier 1 Capital Minimum Requirement	Ch$	2,658,864	Ch$	2,696,275
Excess over minimum Tier 1 Capital required	Ch$	1,891,395	Ch$	2,321,378

●	Total Capital or Regulatory Capital over Risk Weighted Assets

	As of December 31,
	2021		2022
CHILEAN GAAP:	(in millions of Ch$)
Total Capital or Regulatory Capital Minimum Requirement	Ch$	3,313,353	Ch$	3,409,339
Excess over minimum Total Capital required	Ch$	2,320,992	Ch$	2,964,077

Moreover, in April 2023 we began to comply with Pillar 3 requirements in accordance with the guidelines provided by the CMF, for the three-month period ended March 31, 2023. Likewise, we will release our first Pillar 3 annual report in January 2024, as required by the regulation.

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

Impact of COVID-19

Since the worldwide outbreak of COVID-19 began in early 2020, countries have responded by taking various measures aimed at, among other things, mitigating the spread of the virus. As of the date of this annual report, concerns about the effects of COVID-19 on worldwide and the Chilean economy have significantly decreased, especially as new variant strains of varying degrees of severity that appear from time to time seem to be controlled by the immunity population has gained as a result of vaccination. As of the date of this annual report, Chile is in a total opening phase, which has permitted the reactivation of many economic sectors, such as services and commerce. This has been possible thanks to a successful vaccination process reflected by the fact that as of the date of this annual report, approximately 91.1% of the Chilean population have received at least one dose of the vaccine, approximately 89.1% have received the total vaccination scheme and approximately 81.8% and 60.9% have received third and a fourth booster doses.

From a macroeconomic point of view, the sustained control of the virus allowed almost all economic sectors to return to normal activity throughout 2022. Nevertheless, the aftermath of the economic downturn produced by the COVID-19 pandemic marked a change in the local economy in 2022, as reflected by a moderate GDP expansion of 2.4% that succeeded a period of unsustainable growth in 2021 caused by non-recurrent macroeconomic factors, particularly associated with the extraordinary measures adopted by the Chilean Government and the Congress to assist people, which included three pension fund withdrawals and direct money transfers to face the public health contingency, all resulting in a boost in liquidity and, therefore, in household consumption. The main consequence of the economic overheating experienced in 2021, together with other external factors, was a sharp increase in inflation as represented by a 12.8% rise in the Consumer Price Index, which resulted in a tightening monetary policy that took the reference interest rate from 4.00% in December 2021 to 11.25% in December 2022. Following these trends, in conjunction with certain degree of uncertainty regarding the political and social outlook, the Chilean Central Bank expects the local economy to experience a contraction in the range of 0.75% to 1.75% in 2023, driven by forecasted shrinkages in both private investment and household consumption. Amid this environment, inflation is expected to decrease to approximately 3.6% in December 2023, thereby converging to the Central Bank’s medium-term goal of 3.0% in 2024.

If new variant strains of the COVID-19 virus, or other similar diseases or viruses, appear and spread as quickly as COVID-19 in the past, financial institutions may face increased credit risk, market risk, strategic risk, operational risk, and compliance risk. This could also translate into lowered economic performance, liquidity constraints, reduced access to funding, and longstanding contingency plans in order to address the emergency. Likewise, given the way in which local and international financial markets and economic indicators, such as exchange rates, interest rates, credit spreads and commodity prices experienced increased volatility at the beginning of the COVID-19 outbreak, any shocks or unexpected movements in these market factors due to new variant strains could result in financial losses associated with our trading portfolio or financial assets measured at fair value through other comprehensive income.

For a discussion of the impact of COVID-2019 on our business in 2020 and 2021 and related government measures, see “Item 5. Trend Information—Impact of COVID-19” in the Form 20-F for the year ended December 31, 2020 filed with the SEC on April 30, 2021, and in the Form 20-F for the year ended December 31, 2021 filed with the SEC on April 29, 2022.

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

Political and diplomatic events are taking place around world, including recently appointed administrations or the upcoming elections in certain of the principal developed countries and various countries in Latin America, a redefinition of political and economic alliances and the emergence of radicalized political movements in other parts of the world. In addition, the latent threat of armed conflicts or terrorism in the Middle East and Asia, the ongoing tensions between the U.S. and Iran, the ongoing armed conflict between Russia and Ukraine in eastern Europe that threatens to become global, have contributed to global migration crises and political instability that have been managed in dramatically different ways by developed countries. Any negative development in these matters could result in the adoption of protectionist policies, immigration bans, restrictions on foreign trade or prohibitions on business with specific investors in particular countries or within certain countries. If any of these risks materialize, they could result in increased uncertainty and volatility in the international markets.

The Chilean economy and the Chilean financial system are also exposed to political, social and economic developments occurring in the country. Any uncertainty regarding political or economic reforms could result in deteriorated business sentiment and consumer confidence, which could result in further slowdown of the Chilean economy by affecting both overall capital expenditures and household consumption. This exposure also exists with respect to the negative effects of climate change on macroeconomic indicators and customers in general.

We believe that Chile and its financial industry have demonstrated success in facing worldwide financial contingencies because of the strict fiscal policy, forward-looking and independent monetary policy, as well as strong regulation and supervision related to the financial industry. Nevertheless, the impact on global macroeconomic performance may be adversely affected by current turmoil in global banking industry, particularly after the collapse of two U.S. banks and the forced sale of Credit Suisse.

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

We provide customers with off balance sheet credit support through loan commitments. Such commitments are agreements to lend to a customer at a future date, subject to compliance with contractual terms. Since substantial portions of these commitments are expected to expire without us having to make any loans, total commitment amounts do not necessarily represent our actual future cash requirements. The amounts of these loan commitments were Ch$8,651,193 million as of December 31, 2021 and Ch$9,347,863 million as of December 31, 2022. See Note 29 to our audited consolidated financial statements as of and for the year ended December 31, 2022 appearing elsewhere in this annual report. The amounts of subscribed leasing contracts were Ch$147,861 million as of December 31, 2021 and Ch$167,947 million as of December 31, 2022.

Interest rate and cross-currency swaps, which are entered into in order to hedge our foreign investment portfolio, are recorded at their estimated fair market values. For more information, see Note 10 to our audited consolidated financial statements as of and for the year ended December 31, 2022 appearing elsewhere in this annual report.

The credit risk of both on and off-balance sheet financial instruments depends on many factors, including the value of collateral held and other security arrangements. To mitigate credit risk, we generally determine the need for specific covenant, guarantee and collateral requirements on a case-by-case basis, depending on the nature of the financial instrument and the customer’s creditworthiness. The amount and type of collateral held to reduce credit risk varies, but may include real estate, machinery, equipment, inventory and accounts receivable, as well as cash on deposit, stocks, bonds and other marketable securities that are generally held in our possession or at another appropriate custodian or depository. This collateral is valued and inspected on a regular basis to ensure both its existence and adequacy. Additional collateral is requested when appropriate. For further information, see Note 28 to our audited consolidated financial statements as of and for the year ended December 31, 2022 appearing elsewhere in this annual report.

Financial Guarantees

The following is a summary of the nominal value of instruments that are considered financial guarantees, and which are accounted for in off-balance sheet accounts:

	As of December 31, 2022
	(in millions of Ch$)
Performance bonds	Ch$	2,697,608
Foreign office guarantees and standby letters of credit		348,774
Total	Ch$	3,046,382

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

As of December 31, 2022, the expiration of guarantees per period was as follows:

	Due within 1 year		Due after 1 year but within 3 years		Due after 3 years but within 5 years		Due after 5 years		Total
	(in millions of Ch$)
Performance bonds	Ch$	1,768,061	Ch$	798,270	Ch$	113,786	Ch$	17,491	Ch$	2,697,608
Foreign office guarantees and standby letters of credit		294,422		46,828		928		6,596		348,774
Total	Ch$	2,062,483	Ch$	845,098	Ch$	114,714	Ch$	24,087	Ch$	3,046,382

Item 6 Directors, Senior Management and Employees

DIRECTORS AND SENIOR MANAGEMENT

Directors

Our administration is conducted by our board of directors, which, in accordance with our bylaws (estatutos), consists of 11 directors and two alternate directors. The entire board of directors is elected every three years. Our current board of directors was elected in March 2023 and its term expires in March 2026.

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

Our current directors are as follows:

Director	Position	Committee Memberships	Age
Pablo Granifo Lavín	Chairman	8	64
Andrónico Luksic Craig	Vice Chairman	1	69
Julio Figueroa	Vice Chairman	2	51
Ana Holuigue Barros	Director	4	67
Andrés Ergas Heymann	Director	2	56
Jean Paul Luksic Fontbona	Director	1	58
Raul A. Anaya Elizalde	Director	4	68
Sinéad O’Connor	Director	1	46
Hernán Büchi Buc	Director	2	74
Francisco Pérez Mackenna	Director	4	65
Jaime Estévez Valencia	Director	4	76
Paul Fürst Gwinner	Alternate Director	3	56
Sandra Guazzotti	Alternate Director	2	56

Pablo Granifo L. was re-elected as the chairman of our board of directors in 2023, a position which he has held since 2007. He was our Chief Executive Officer from 2001 to 2007, and previously, Chief Executive Officer of Banco A. Edwards from 2000 to 2001, commercial manager at Banco Santiago from 1995 to 1999 and corporate manager at Banco Santiago from 1999 to 2000. Mr. Granifo is also chairman of the board of directors of Banchile Administradora General de Fondos S.A., Banchile Asesoría Financiera S.A., Socofin S.A., a member of the executive committee of Banchile Corredores de Seguros Limitada. He is also chairman of Viña San PedroTarapacá S.A., and a member of the board of directors of Quiñenco S.A., Compañía Cervecerías Unidas S.A., Empresa Nacional de Energía Enex S.A., Embotelladoras Chilenas Unidas S.A. and Cervecera CCU Chile. Mr. Granifo is also a member of the Chilean Bank Association. He holds a degree in business administration from the Pontificia Universidad Católica de Chile.

Andrónico Luksic C. has been a director and the vice chairman of our board of directors since 2002 and was re-elected in 2023.  Mr. Luksic is also chairman of LQ Inversiones Financieras S.A., Quiñenco S.A. and Compañía Cervecerías Unidas S.A., vice chairman of Compañía Sud Americana de Vapores S.A. (CSAV S.A.) and a member of the board of directors of Antofagasta plc (United Kingdom), Antofagasta Minerals, Nexans S.A. and Invexans S.A. In addition to his corporate roles, Mr. Luksic is a founding member of the Advisory Board of the Panama Canal Authority and a member of the International Advisory Council of the Brookings Institution, the Chairman’s International Advisory Council of the Americas Society/Council of the Americas, the International Business Leaders’ Advisory Council for the Mayor of Shanghai, and the International Advisory Council of the China Investment Corporation. Mr. Luksic is also a founding member of the Harvard Global Advisory Council, and the Columbia University World Projects Advisory Council. He is a member of the Harvard Business School Latin American Advisory Board, the Dean’s Council of the Harvard Kennedy School, the Americas Executive Board of the MIT Sloan School of Management, the International Advisory Board of the Blavatnik School of Government at the University of Oxford, and the International Advisory Boards of Tsinghua University School of Economics and Management and the Fudan University School of Management. Mr. Luksic attended Babson College in the U.S., where he is an Emeritus member of the Board of Trustees. Andrónico Luksic and Jean Paul Luksic are brothers.

Julio Figueroa. has been a member of our board of directors since December 27, 2018, and was most recently re-elected as director and appointed vice chairman of the board in March 2023. He is Chief Executive Officer at Citi Latin America South –LAS– (Argentina, Chile, Colombia, Peru, Paraguay, Peru, Uruguay and Venezuela) based in Buenos Aires, Argentina. In addition to this role, he is also Head of Corporate & Investment Banking (CIB) for LAS Cluster. Mr. Figueroa joined Citi in Buenos Aires in 1994 in CIB after working for IBM Argentina in the finance division. Since then, from 1994-2001 he has held several roles in CIB Argentina as a senior banker covering Argentine clients in different industries. He moved to the Citi Latin America Regional Office in Miami, U.S.A. in 2001, as a senior corporate finance transactor in CIB, covering corporate clients in Latin America, and to Citi New York, United States, in 2004 as managing director, responsible for Financial Sponsors & Private Equity Clients for CIB Latin America. In 2010, Mr. Figueroa returned to Buenos Aires as CIB Head for Citi Argentina, a position he held until May 2014, when he was appointed Chief Executive Officer for Citi Peru and Vice President of the board of directors of Citibank del Peru S.A., responsible for the wholesale and the consumer businesses. In November 2015, Mr. Figueroa was named Chief Executive Officer for Citi in Argentina, where he led a significant transformation of the franchise, both in the wholesale and consumer businesses. In January 2017, in addition to his role as Chief Executive Officer of Citi Argentina, he became head of Southern Cone (Argentina, Uruguay and Paraguay) and CIB Head for Southern Cone. In January 2020, he expanded his responsibility and became head of Latin America South LAS (Argentina, Chile, Colombia, Ecuador, Peru, Paraguay, Uruguay and Venezuela). Mr. Figueroa received his MBA finance degree from the CEMA University in Buenos Aires, a B.A. in business administration and a B.A. in accounting, both from Universidad Católica Argentina (U.C.A.) in Buenos Aires. He is a member of the Asociación Empresaria Argentina (AEA), Consejo Empresarial de América Latina (CEAL) in Argentina, Young President Organization (YPO) in Argentina, and Instituto para el Desarrollo Empresarial en Argentina (IDEA).

Raul A. Anaya Elizalde. was a member of our board of directors from 2008 to 2013, and November 2020 to today, and was re-elected to our board of directors in March 2023. Mr. Anaya is currently Chairman of the Board of Directors of Citibanamex Seguros S.A. de C.V., Citibanamex Pensiones S.A. de C.V. in Mexico, Citibank (Trinidad & Tobago) Ltd. and Citicorp Merchant Bank Ltd, Trinidad & Tobago. Mr. Anaya worked at Citi for 32 years until his retirement in June 2019. Before retiring, he was the Corporate Head of In-Business AML (KYC) for Citibanamex, subsidiary of Citigroup in Mexico, from July 2017 to June 2019. From July 2015 to June 2017, Raul Anaya was the Corporate Head of Transformation for Citibanamex in Mexico. Before his role in Citibanamex, from July 2012 to July 2015, Mr. Anaya was the Citi CEO for Latin America Consumer and Commercial Banking. Prior to this, Mr. Anaya served as Head of Global Retail Banking immediately following his position as the COO of Citigroup’s Global Consumer Banking Council, which commenced in April 2010. He also served as CEO of Citigroup's businesses in Central America and the Caribbean starting in July 2008. From December 2005 to July 2008, Mr. Anaya was the CEO of Latin America’s (except Brazil and Mexico) Consumer Group. He was responsible for retail banking, credit cards, and consumer finance, after serving as Retail Head for Latin America since February 2005. From August 2003 to January 2005, he was Executive Director of Consumer Assets at Banamex in Mexico, responsible for mortgages, personal loans and vehicle financing. Prior to this position, Mr. Anaya served as Division Director for the Central Metropolitan Retail Banking Division at Banamex. From May 1999 to January 2002, he was Chairman and CEO of Banco Bansud S.A. (formerly a subsidiary of Banamex) in Argentina. Mr. Anaya joined Citibank at Banamex’s New York Agency in October 1987 and later became General Manager of the Banamex Agency in Los Angeles, Executive Vice-President of the Corporate Banking and International Division at California Commerce Bank, General Manager of the Banamex Agency in Houston and General Manager of the Banamex Agency in New York, in charge of its offices in the United States and Canada. Mr. Anaya Chaired the Board of Directors of most of Citi’s financial and subsidiary entities across all of Central America.

Ana Holuigue Barros (independent) was appointed member of our board of directors in March 2023. She is currently President of Chile Transparente (2022), director of Parque Arauco S.A. (2019) and Empresa Nacional del Petróleo (ENAP) (2018) and member of the Board of Directors of Grupo Prisma (2016). Previously, Mrs. Holuigue served as President (2019 - 2022) and Director (2018 - 2019) of Televisión Nacional de Chile (TVN), Director of Un Techo para Chile (2000 - 2022), Director of Fundación Amigos por Siempre (2015 - 2020), Director of CORPBANCA (2011 - 2015), Member of the Superior Council of Universidad Alberto Hurtado (2002 - 2017), Vice President (2010 - 2012) and President of the Audit Committee of Empresa de Ferrocarriles del Estado (EFE), Director of Fundación Chile (2010 - 2014), Director of Centro Cultural Gabriela Mistral (GAM) (2010 - 2014), Director of Consorcio Periodístico de Chile (COPESA) (2007 - 2014), Director of Unimarc (2009 - 2011), President of Asociación de Radiodifusores de Chile (ARCHI) (2005 - 2007) and Director of Consejo de Autorregulación y Ética Publicitaria (CONAR) (2004 - 2011). Mrs. Holuigue was also Executive Director of Grupo de Radios DIAL (2005 - 2017), founding partner and director of Radio DUNA (1995 - 2005), Corporate Manager of Telefónica (1992 - 1994), Marketing and Product Manager of Banco Santiago (1989 - 1992) and Research Manager (1985 - 1989) and Research Engineer (1980 - 1984) of Compañía de Petróleos de Chile (COPEC). Mrs. Holuigue was also a member of the Business and Society Circle of ICARE (2022 to date), Member of the Board of Red de Alimentos (2016 to date), Member of the Advisory Board of CLAPES UC (2014 to date), Advisor of Comunidad Mujer (2002 to date), Member of the Government Commission for the Defense of Free Competition (2011 - 2012) and for Women's Employment (2012), and part-time professor of Introduction to Economics, Microeconomics and Price Theory, Institute of Economics (1979 - 1989) and research professor at Institute of Economics (1979 - 1980) at Pontificia Universidad Católica de Chile. She also received the 100 Women Leaders Distinction. Mrs. Holuigue holds a degree in Business Administration and a Master's postgraduate degree in Economics from Pontificia Universidad Católica de Chile.

Andrés Ergas H. was appointed member of our board of directors in 2017 and was re-elected in March 2023. Previously, he was an advisor to the board of directors since August 2014 until his appointment as director. Currently, he is chairman of the board of Nomads of the Seas, Todo Moda, Isadora and Inersa 1. Previously, he was chairman and Chief Executive Officer of Banco HNS, chairman of the board of directors of Compañía General de Leasing and vice chairman of Factoring Finersa. He has also served on the boards of Banco de A. Edwards, Hotel Plaza San Francisco Kempinsky, BMW Chile, Inmobiliaria Paidahue, Mitsubishi Motors and Dina Trucks Co. Mr. Ergas was President and Founder of the Factoring Companies Association. He holds a degree in business administration from the Universidad Diego Portales.

Jean Paul Luksic F. was appointed member of our board of directors in April 2013 and was re-elected in March 2023. Mr. Luksic is vice chairman of Quiñenco S.A. and Sociedad Matriz SAAM S.A. Mr. Luksic has also been chairman of the board of directors of Antofagasta plc (United Kingdom) since 2004 and of Antofagasta Minerals S.A. Mr. Luksic was appointed to the board of directors of Antofagasta plc in 1990 and was the Chief Executive Officer of Antofagasta Minerals until his appointment as chairman of Antofagasta plc in 2004. He is also a member of the Consejo Minero, the industry body representing the largest mining companies in Chile. Mr. Luksic holds a B.Sc. degree in management and science from the London School of Economics and Political Science. Jean Paul Luksic is the brother of Andrónico Luksic.

Sinead O’Connor was appointed member of our board of directors in March 2023. She has 23 years’ experience in the banking industry. Throughout her career, she has worked in the areas of investment, sales, marketing, human resources and digital transformation, among others, in banks in the United Kingdom, Spain and Mexico. Since April 2022, Ms. O’Connor has been CEO of Consumer Bank at Citibanamex, Mexico’s second largest bank with 35,000 employees and 12 million customers. Previously, between 2018 and 2022, she served as Chief Digital Officer for the same bank, where she led the development of the company’s digital and data strategy. Prior to joining Citibanamex, from 2003 to 2018 she held different positions at Santander Group based in Madrid, Spain. Ms. O’Connor is a graduate of University College Cork and holds a Master in European Business from ESCP Business School.

Hernán Büchi Buc was elected a member of our board in August 2019 and re-elected in March 2023. Previously, he served as an advisor to our board since 2008, and during 2007 he was a member of our board of directors. He is the founder and advisor of the Instituto Libertad y Desarrollo, and president of the Directive Council of Universidad del Desarrollo. Mr. Büchi is also a board member of Quiñenco S.A.. Between 1985 and 1989, Mr. Büchi served as the Minister of Finance, and prior to this, he served as the Superintendent of Banks from 1984-1985, Minister of Planning from 1983-1984, and Vice-Secretary of Health from 1980-1983. Mr. Büchi holds a degree in civil mining engineering from the University of Chile and a Master’s Degree from Columbia University.

Francisco Pérez M. has been a member of our board of directors since 2001 and was re-elected in March 2023. Since 1998, Mr. Perez has also served as the Chief Executive Officer of Quiñenco S.A. Mr. Pérez is also chairman of the board of directors of Compañía Sud Americana de Vapores S.A., Empresa Nacional de Energía Enex S.A., Enex Corp Ltd (UK), Invexans S.A., and Tech Pack S.A. He was formerly the Chief Executive Officer of Compañía Cervecerías Unidas S.A., of which he is still a director. Mr. Perez is a member of the board of directors of LQ Inversiones Financieras S.A., Embotelladoras Chilenas Unidas S.A., Cía. Cervecerías Unidas Argentina S.A., Cía. Pisquera de Chile S.A., Cervecera CCU Chile Limitada, Viña San Pedro Tarapacá S.A., Inversiones y Rentas S.A., Nexans (France), Sociedad Matriz SAAM S.A., Hapag-Lloyd A.G. (Germany) and member of the executive committee of Banchile Corredores de Seguros Limitada. Prior to 1991, Mr. Perez was Chief Executive Officer of Citicorp Chile and also was Vice President of Bankers Trust in Chile. Mr. Perez holds a degree in business administration from the Pontificia Universidad Católica de Chile and an MBA from the University of Chicago.

Jaime Estévez V. has been a member of our board of directors since 2007 and was re-elected in March 2023. He is also currently a member of the board of directors of Cruzados SADP. Previously, Mr. Estévez was chairman of the board of directors of Banco Estado, a Chilean state-owned bank. Additionally, he has served as a director of AFP Provida and AFP Protección, two Chilean pension fund investment companies, and as director of Endesa Chile S.A. Mr. Estévez was the Minister of Public Works from January 2005 to March 2006, and simultaneously, the Minister of Transportation and Telecommunications. He was also a congressman from March 1990 to March 1998 and President of the Lower Chamber of the Chilean Congress from March 1995 to November 1996. Mr. Estévez holds a degree in economics from the Universidad de Chile.

Paul Fürst G. has been a member of our board since November 2019 and was re-elected as first alternate director in March 2023. From 1998 to date, he has been a member of the board and partner at Grupo Plaza S.A., where he was also a member of the audit committee for two years, until April 2019. In addition, since 2009 he has been a partner and director of the mining company Ventana Minerals, since 2005 a partner and director of the mining and hydrogeology drilling company Terraservice, member of the board and partner of the goat products company Caprilac, and member of the board and partner of the agricultural company Comaihue. Previously, he was partner and member of the board at Parque Arauco S.A. for eleven years and director at the General Fund Manager WEG for two years. Mr. Fürst Gwinner is a commercial engineer from the Universidad de Las Condes. In addition, Mr. Fürst pursued the Senior Management Program (PADE) of the ESE Business School at the Universidad de los Andes.

Sandra Guazzotti has been a member of our board of directors since June 2019 and was re-elected as second alternate director in March 2023. Ms. Guazzotti is Head of Multi Country Region of Latin America at Google Cloud since November 2021 and has more than 20 years of global experience in IT and finance. Previously, Ms. Guazzotti led MCR Oracle between 2019 and 2021, and was General Manager of Oracle Chile twice, firstly between 2011-2014, and later in 2018. During her career at Oracle, she held the positions of Vice President of Investment Solutions and Financing for Asia – Pacific, based in Singapore, and Vice President of Corporate Sales in Japan. Prior to joining Oracle in 1999, she held various positions in the financial services industry, both in Japan and Argentina. Ms. Guazzotti holds degrees in International Relations from the University of Tsukuba, Japan and Senior Management (PADE) from Universidad de los Andes, Chile. Additionally, she has the Diploma of Directors of the Institute of Directors (IoD), United Kingdom. Ms. Guazzotti was awarded as “Executive of the Year” (2019) by Mujeres Empresarias and Revista Capital, and distinguished as one of the “100 Women Leaders in Chile” by the organization Mujeres Empresarias and the newspaper El Mercurio (2011, 2018 and 2019). She is also the former President and member of the Board of Directors of the Chilean-American Chamber of Commerce (AmCham Chile) and member of the board of Universidad Adolfo Ibañez. Ms. Guazzotti is also a member of Women Corporate Directors (WCD).

Senior Management

Our current executive officers are as follows:

Executive Officers	Position	Age
Eduardo Ebensperger Orrego	Chief Executive Officer	57
Rolando Arias Sánchez	Chief Financial Officer	59
Alfredo Villegas Montes	General Legal Counsel and Secretary of the Board	52
Cristián Lagos Contardo	Manager — People and Organization Division	57
José Luis Vizcarra Villalobos	Manager — Commercial Division	64
Felipe Echaiz Bornemann	Manager — Global Compliance Division	55
Axel Fahrenkrog Romero	Manager — Corporate Banking Division	52
Sergio Karlezi Aboitiz	Manager — Treasury Division	57
Oscar Mehech Castellón	Manager — Internal Audit Division	58
Paola Alam Auad	Manager — Wholesale Credit Risk Division	60
Julio Cubillo Navarro	Manager — Retail Credit & Global Risk Control Division	47
Claudia Herrera García	Manager — Marketing and Digital Banking Division	52
Esteban Kemp De La Hoz	Manager — Operations and Technology Division	43
Salvador Danel Hernández	Manager — Cyber Security Division	49

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

José Luis Vizcarra V. has been our Commercial Division Manager since January 2020. Mr. Vizcarra joined Banco de Chile in September 1977. As of the date of his most recent appointment, he was the Metropolitan Regional Manager, a position he held since 2017. Previously, he served as regional area manager and zone manager in different locations throughout Chile, among other roles. Currently, he is a member of the boards of directors of Banchile Administradora General de Fondos S.A., Socofin S.A. and the Executive Committee of Banchile Corredora de Seguros S.A. Mr. Vizcarra has a technical degree in finance from Instituto de Estudios Bancarios Guillermo Subercaseaux, a graduate degree in corporate management from Universidad del Desarrollo, and a diploma in finance from Universidad de Buenos Aires.

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

Oscar Mehech C. has been manager of our Internal Audit Division since July 2008. Before that, he was our Regulatory Policies Division manager in 2008, Global Compliance Division manager from 2006 until 2007 and deputy general counsel between 2004 and 2006. Prior to joining the Bank in 2002, he was deputy general counsel at Banco de A. Edwards, an institution that he joined in 1991. Mr. Mehech is also the chairman of the Audit Committee of the Chilean Banks Association since March 2023 and vice chairman of the surveillance committee at Depósito Central de Valores S.A. He holds a law degree from Universidad de Chile and an MBA from Pontificia Universidad Católica de Chile.

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

COMPENSATION

The table below presents the amount of compensation, as established by our shareholders, to the members of our board of directors for the year ended December 31, 2022. These amounts include remuneration for services, fees for attendance at meetings of our board of directors, meetings of committees of our board of directors and meetings of board of directors of our subsidiaries, consulting services and travel expenses.

Name of Director	Remuneration			Fees for Attending Meetings of our Board of Directors		Fees for Attending Meetings of Committees of our Board of Directors and Meetings of the Board of Directors of our Subsidiaries(1)		Consulting		Total
	(in millions of Ch$)
Pablo Granifo Lavín	Ch$	691	(2)	Ch$	79	Ch$	370	Ch$	–	Ch$	1,140
Andrónico Luksic Craig		193			13		–		–		206
Raul A. Anaya Elizalde		64			41		94		–		199
Hernán Büchi Buc		64			38		71		–		173
Jaime Estévez Valencia		64			43		102		–		209
Sandra Guazzotti		64			37		59		–		160
Francisco Pérez Mackenna		64			41		91		–		196
Jean-Paul Luksic Fontbona		64			20		–		–		84
Alfredo Ergas Segal		64			43		129		–		236
Andrés Ergas Heymann		64			37		74		–		175
Samuel Libnic		–			–		–		–		–
Julio Figueroa		–			–		–		–		–
Paul Fürst Gwinner		64			39		67		–		170
Other Subsidiary Directors		–			–		147		–		147
Total	Ch$	1,460		Ch$	431	Ch$	1,204	Ch$	–	Ch$	3,095

(1)	Includes fees paid to members of the Advisory Committee of Banchile Corredores de Seguros Ltda. of Ch$16 million.

(2)	Includes a provision of Ch$498 million, to account for an incentive which will be paid depending on our results.

For the year ended December 31, 2022 there were no fees paid for advisory services to the board of directors, while travel and other related expenses amounted to Ch$95 million.

Consistent with Chilean law, we do not disclose to our shareholders, or otherwise make public, information regarding the compensation of our executive officers. Pursuant to the Chilean Corporations Law, our directors/audit committee must approve compensation plans, but we are not required to have a compensation committee. For the year ended December 31, 2022, no amounts were set aside or accrued by us to provide pension, retirement or similar benefits for our directors and officers. None of our directors is a party to any agreement with us or any of our subsidiaries that provides for benefits upon termination of his appointment as a director.

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

Our directors/audit committee is composed of three members appointed by the board of directors. The directors/audit committee is currently composed of the following individuals:

●	Jaime Estévez (financial expert);

●	Ana Holuigue; and

●	Raúl Anaya E.

Mr. Estevez was appointed as member of the directors/audit committee by our board of directors at the meeting held on April 12, 2007. Mrs. Holuigue was appointed as member of the directors/audit committee by our board of directors at the meeting held on March 9, 2023. Mr. Anaya was appointed to the directors/audit committee by our board of directors at the meeting held on April 8, 2021. Mr. Estevez and Mrs. Holuigue comply with the independence requirements of both Chilean law and Rule 10A-3 under the Exchange Act and are full voting members of our directors/audit committee.

Mr. Anaya is exempt from the independence requirements of Rule 10A-3 of the Exchange Act pursuant to the exemption under Rule 10A-3(b)(1)(iv)(D). Pursuant to that exemption, Mr. Anaya is a non-voting member of our directors/audit committee with respect to all matters required to be addressed by our directors/audit committee under U.S. federal securities laws.

The directors/audit committee met 15 times (12 ordinary and 3 extraordinary meetings) during 2022. The budget of the directors/audit committee is approved annually at the ordinary annual shareholders’ meeting. The directors/audit committee satisfies the applicable requirements of the CMF and operates pursuant to a charter document. The CMF recommends that at least one of the members of the directors/audit committee be experienced with respect to the accounting procedures and financial aspects of banking operations. The directors/audit committee submits a report regarding its activities to our board of directors after each directors/audit committee meeting and presents an annual report at our ordinary annual shareholder’s meeting. As established in the directors/audit committee’s charter, the chief executive officer, the general counsel and the manager of our Internal Audit Division, or their respective deputies, shall also attend this committee’s meetings. The directors/audit committee may also invite other persons to attend meetings. The directors/audit committee may appoint independent personnel to carry out specific duties.

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

Board Credit Committee

Our governance structure relating to our credit evaluation process is based on our business segments and on the total requested. All credit committees are represented by qualified members with sufficient authority over credit approval limits.

Credit decisions are mostly made by different credit committees, the highest of which, in terms of lending limits, is the board credit committee. The board credit committee meets on a weekly basis and reviews all transactions related to clients or groups of companies exceeding UF 750,000, as well as those transactions that, in accordance with our bank’s credit risk policies must be reviewed and approved by the Board Credit Committee. This committee is chaired by our Chairman and is comprised by all of our board members, our chief executive officer and the manager of our Wholesale Credit Risk Division.

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

The finance, international and market risk committee meets on a monthly basis. Its members are the chairman of the board of directors, four other members of the board of directors, the chief executive officer, the chief financial officer, the manager of our Treasury Division, the manager of our Wholesale Credit Risk Division and the manager of the market risk area.

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

This committee is composed of three board members, two of which must be independent. Additionally, the committee includes, as non-voting members, our chief executive officer, our general counsel and the chief executive officer of Banchile Administradora General de Fondos S.A. (who also, in this case, acts on behalf of Banchile Corredores de Bolsa S.A.), the manager of our Operations and Technology Division, the manager of our Internal Audit Division, the manager of our Global Compliance Division and the manager of our Anti Money Laundering Area.

The asset laundering and financing of terrorism prevention committee meets quarterly and among other functions as determined by our board has the following functions:

●	To approve the policies and procedures concerning the gathering of information on customers and their activities and the acceptance and monitoring of their accounts, products and operations;

●	To approve policies and procedures concerning unusual transaction detection systems; formal channels of information to senior management; and monitoring, analysis and reporting mechanisms;

●	To approve policies and procedures concerning surveillance methods and relations with correspondent banks;

●	To approve policies and procedures concerning staff selection, training programs and codes of conduct;

●	To approve the policies and procedures concerning money laundering and terrorism financing prevention;

●	To approve policies and procedures relating to client segmentation, products and high risk areas and their treatment, including special guidelines related to monitoring and controlling transactions associated with PEPs;

●	To approve policies and procedures relating to sanctions applied by the Office of Foreign Assets Controls (OFAC) to persons or countries listed under it;

●	To designate persons related to the Unidad de Análisis Financiera (UAF) according to Law No. 19,913;

●	To review and analyze results to verify compliance with current policies and procedures;

●	To be informed and aware of decisions relating to the number of suspicious transaction reports sent to the UAF;

●	To consider activities developed to train staff in money laundering and terrorism financing prevention;

●	To be informed and aware of technological and other types of projects relevant to the Global Compliance Division; and

●	To inform our board of directors of regulatory changes related to the prevention of money laundering and financing of terrorism.

Higher Operational Risk Committee

The Higher Operational Risk Committee addresses and validates any necessary change in the procedures, controls and IT systems that uphold our Bank’s operations, with the purpose of mitigating operational risks thereof, ensuring that the Bank, overall as well as its respective divisions and areas, properly manage and control these risks.

Among other matters, this committee is responsible for:

●	Approving our operational risk management model, ensuring the implementation of policies, rules, methodologies and associated procedures;

●	Approving plans and initiatives for the development of the operational risk management model and monitoring it;

●	Reviewing and approving operational risks within our integral risk measurement, also ensuring its review and validation by the Capital Management Committee and its approval by the board of directors;

●	Reviewing and approving the operational risk appetite framework, defining metrics of acceptable levels of tolerance and appetite for operational risk and maintaining a permanent control over their compliance;

●	Tracking the main incidents and operational events, their root causes, impacts and corrective measures;

●	Ensuring the progress of the main action plans associated with incidents, events and operational risk assessments;

●	Acknowledging and being permanently informed about the level of our exposure to operational risk and the main risks to which it is exposed;

~~●~~	Understanding the main strategies to mitigate our most significant operational risks, whether they have materialized or not, and following up on the implementation of these strategies;

●	Ensuring the long term solvency of the organization by avoiding those risk factors that may jeopardize the continuity of the Bank;

●	Ensuring that the policies of operational risk, information security, business continuity and outsourcing services are aligned with the objectives and strategies of the Bank;

●	Determining the development of new products and services, process changes or outsourcing, in those cases of greater complexity or impact;

●	Informing our board of directors about the comprehensive operational risk management model and level exposure for the Bank´s operational risk, the main risks, events and action plans in this respect;

●	Acknowledging the results of critical suppliers’ yearly evaluation and following up on any measures defined therein.

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

Disclosure Committee

The main purpose of this committee is to comply with best practices in the disclosure of financial information to the market, to allow the market and its participants an adequate interpretation of our bank’s financial situation, business position and solvency level, through different reports published for such purposes. This committee meets on a quarterly basis, and its members are required to review annual, mid-year and quarterly financial reports and in general all financial information disclosed by us prior to each disclosure.

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

Operational Risk Committee

The operational risk committee, at a management level, is responsible for initiating any necessary change in the procedures, controls and IT systems that uphold the Bank’s operations, with the purpose of mitigating operational risks thereof, ensuring that the Bank overall as well as its respective divisions and areas, properly manage and control these risks. Most of the responsibilities of our Higher Operational Risk Committee are also addressed, at a management level and as first instance, by the Operational Risk Committee.

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

Sustainability Committee

This main objective of this committee is to analyze and propose sustainability challenges and requirements in business strategies, based on actions related to environmental, social and governance (ESG) matters. Among other tasks, it is also responsible for designing, managing and disseminating our bank’s (and its subsidiaries) sustainability strategy and policies. For such purposes, different stakeholders are considered, including clients, investors, employees, the community and suppliers.

This committee meets every two months and is chaired by our chief executive officer. It is also composed by our chief financial officer, our general counsel, the manager of our Marketing and Digital Banking Division, the manager of our People and Organization Division, our head of Investor Relations (also Chief Economist), the manager of our Corporate Affairs and Sustainable Development area and the manager of our Corporate Image and Advertising area.

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

This committee meets every two months and is chaired by our chief executive officer, our chief financial officer, the manager of our Commercial Division, the manager of our Corporate Division, the manager of our Operations and Technology Division, the manager of our Marketing and Digital Banking Division, the manager of our Clients Area and the head of the Clients’ Feedback area.

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

This committee meets on a monthly basis and is composed by the manager of our Retail Credit and Global Control Risk Division, the manager of the Risk Follow-up Area, the manager of the Research and Management Area, the manager of our Retail Business Development Area, the manager of our Risk Models Area, the deputy manager of our Retail and Model Follow-up Area, the deputy manager of our Big-Data and Regulatory Systems Area, the deputy manager of our Pre-approved Admissions Area, the deputy manager of our Regulatory Models Area, the deputy manager of our Infrastructure and Management Area, the deputy manager of our Risk Modeling Validation Area and our Capital Risk Models Department Chief.

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

As of the date of this annual report, our board of directors or, when applicable, our senior management, have approved policies and/or procedures regarding the following issues, among others:

●	Code of Conduct;	●	Capital Management Policy

●	Anti-Money Laundering, Anti- Terrorism Finance and Non-Proliferation of Weapons of Mass Destruction Policy;	●	Capital Expenditure Policy;

●	Conflict of Interest Management Policy;	●	Expense Management Policy;

●	Anti-Trust Policy;	●	Accounting Policies and Procedures;

●	Anti-Bribery and Foreign Corrupt Practices Act;	●	Complex Products and Services Policy;

●	Office of Foreign Assets Control;	●	Tax Standards for Tax Sensitive Transactions Policy;

●	Insider Trading and Personal Investment Management Policy; Information Barriers;	●	Tax Policy and Procedures;

●	Regulation K—Debts Previously Contracted;	●	Fiduciary Policy;

●	Regulation K—Equity Activity;	●	Mergers and Acquisitions Policy;

●	Regulation W (23 A/B);	●	Records Management Policy;

●	Financial Information Disclosure Policy	●	Electronic Transportable Media Policy;

●	Fair Lending Policy;	●	Volcker Rule Policy;

●	Loans to Directors and Senior Management;	●	Market Risk Policy;

●	Independent Research Policy;	●	Liquidity Risk Policy;

●	Related Parties Regular Transactions Policy;	●	Crime Prevention Model Policy;

●	Charitable Donations Policy;	●	FATCA Policy;

●	Internal Audit Policy;	●	Fair Value Policy;

●	Non-Discriminatory Access to Credit Product for Natural Persons Policy;	●	Compliance Program for Antitrust Regulation;

●	Information Security and Cybersecurity Policy;	●	Manual for Handling Information of Interest to the Market;

●	Technological Security Plan and Cibersecurity;	●	PEPs Policy;

●	Anti-Tying Policy;	●	Business Continuity (COB);

●	Mandatory Absence Policy;	●	Citi Information Security Standards;

●	Compliance Policy/Program;	●	General Ledger Maintenance Policy;

●	Legal Entity Management Policy;	●	Quality Policy;

●	Fraud Management Policy;	●	Environmental Sustainability Policy;

●	Anti-Boycott Policy;	●	Sustainability Policy;

●	Issue Tracking, Management and Escalation Process;	●	Inclusion, Non-Discrimination and Respect for Diversity Policy;

●	Operational Risk Management Policy;

●	Credit Risk Policy;

●	Vendor Selection and Management Process;

●	Web Site Standards Policy;

●	Information Technology;

●	Service Outsourcing Policy;

EMPLOYEES

The following table shows a breakdown of our full-time, permanent employees at the dates indicated:

	As of December 31,
	2020	2021	2022
Banco de Chile	10,876	10,288	10,610
Subsidiaries	2,258	1,996	1,940
Total	13,134	12,284	12,550

As of December 31, 2022, we had 12,550 employees (on a consolidated basis), of whom 9,219 (including Banco de Chile and subsidiaries) were unionized, representing 73.5% of the total employees of the Bank and its subsidiaries. As of the same date, all management positions were held by non-unionized employees.

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

In addition, during the first quarter of 2018, we renegotiated the collective bargaining agreement signed with the union associated with former employees of Citibank (before the merger between Citibank and Banco de Chile) and reached a three-year agreement expiring in December 2020. Also, it is worth mentioning that based on formerly signed contracts, during the second quarter of 2018 we renegotiated the collective bargaining agreement with the remaining unions representing the Bank’s employees, including Sindicato BAE and Federación de Sindicatos de Banco de Chile. As of December 2022, the unions represented 31.0% and 6.1% of our employees (on a consolidated basis), respectively.

During 2019, we carried out a collective bargaining process with Banchile’s union, reaching a three-year agreement, which expired in 2022.

In 2020, we renegotiated the collective bargaining agreements with two of the Bank’s unions, particularly with those composed of former employees of Citibank and Promarket. We reached a three-year agreement expiring in November 2023. We believe that these agreements were a significant milestone in the relationship with our unions considering the current, challenging scenario and the uncertain social, economic and political context for the next few years. In addition, in March 2021 we successfully completed collective bargaining processes with Sindicato BAE, Federación de Sindicatos de Banco de Chile and Sindicato Banco de Chile, reaching a three-year agreement. As of December 2022, these three unions jointly represented 55.2% of our employees on a consolidated basis.

Finally, during 2022 we carried out a collective bargaining process with Banchile’s union, reaching a three-year agreement, expiring in 2025.

We believe all of these agreements reflect the satisfactory relationships between the Bank and its employees, while reinforcing our commitment to their career development. To emphasize our employees’ high level of commitment to the Bank and our customers during various challenging periods, we granted a one-time bonus of Ch$500,000 in December 2019 to part of the staff, and introduced additional benefits to address transport problems due to the significant disruption we observed during the social unrest in 2019. We have also supported remote working arrangements for those collaborators who do not necessarily need to perform their work in-person. In order to do that, we acquired a significant number of laptops, which have been installed with world-class cybersecurity measures. We have also set up our contingency sites with proven health measures in order to avoid overcrowding, while utilizing other locations in order to provide our employees with even more space to carry out their tasks. Furthermore, due to the increase in our consolidated net income for the year ended 2022, as compared to 2021, during 2022 we granted a special performance bonus to our staff in order to recognize the effort and commitment of our employees and their permanent support to the corporation’s strategic pillars.

See “Item 8—Financial Information—Legal Proceedings—Setting of Minimum Services and Emergency Teams in Case of a Strike,” for information on the setting of the Bank’s minimum services and emergency teams in case of a strike by our labor unions.

We have comprehensive personnel training and development programs that include internal courses on operational, technical and commercial matters, as well as participation in external seminars and conferences. In 2022, the total cost of training programs was approximately 0.4% of our consolidated personnel expenses. These expenses were associated with 3,976 training courses that were attended by 261,792 attendees. In addition, for the year ended December 31, 2022 the Bank granted 192 scholarships to staff members for specialization purposes.

We do not maintain any pension or retirement programs for the vast majority of our employees. We do, however, pay certain long-serving key employees a severance payment upon retirement. Although we have provided productivity bonuses to individual employees on a discretionary basis, we do not maintain a formal profit-sharing plan.

SHARE OWNERSHIP

Mr. Andronico Luksic and Mr. Jean Paul Luksic, members of our board of directors since March 2002 and April 2013, respectively, together with members of their family, control Quiñenco S.A. (“Quiñenco”). As of April 19, 2023, Quiñenco directly and indirectly owns 50% of LQIF, which in turns owns directly 46.34% of our outstanding shares and 4.81% through Inversiones LQ-SM Ltda. (“LQ-SM”). Quiñenco also directly holds 0,11% of our total common stock.

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

As of April 19, 2023, Citigroup is the owner of 50% of LQIF and Quiñenco, directly and indirectly, owns 50% of LQIF.  Regardless of any increase in participation by Citigroup, however, the framework agreement provides that Quiñenco will remain in control of LQIF and the corporations that are directly or indirectly controlled by LQIF. Accordingly, Quiñenco will maintain the power to elect the majority of the directors of LQIF and Banco de Chile.

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

In November 1996, pursuant to Law No. 19,396, our shareholders approved a reorganization by which the former Banco de Chile was converted into a holding company named Sociedad Matriz del Banco de Chile S.A (“SM-Chile”). In turn, SM-Chile organized a new wholly owned banking subsidiary named Banco de Chile, to which the former contributed all of its assets and liabilities, other than the Central Bank subordinated debt. In addition, SM-Chile incorporated Sociedad Administradora de la Obligación Subordinada S.A. (“SAOS”), a wholly-owned subsidiary and special purpose legal vehicle created pursuant Law No. 19,396, whose only business purpose is to repay indebtedness to the Central Bank. In exchange for assuming the Central Bank debt, SAOS received from SM-Chile a certain portion of our shares as collateral, which as of April 30, 2019 represented 28.31% of our shares. Pursuant to applicable law and the bylaws of both SAOS and SM-Chile, the economic rights of our shares held by SAOS belonged to the Central Bank; however, their voting rights were exercised by the shareholders of SM-Chile at Banco de Chile’s shareholders’ meetings. On April 30, 2019, SAOS fully repaid the Central Bank subordinated debt. As a consequence, SAOS was dissolved. SM-Chile is currently in the process of being liquidated, and SM-Chile’s shareholders became our direct shareholders, which significantly increased our public float.

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

Major Shareholders

The following table sets forth certain information regarding the ownership of outstanding shares as of April 19, 2023 for the following:

●	each person or entity who is known by us to own beneficially more than 5% of our outstanding shares and LQIF.

●	our directors and members of our executive management group, as a group.

Ownership in Banco de Chile

(As of April 19, 2023)

Name	Amount Owned	Percentage
LQIF and LQ-SM(1)	51,670,277,343	51.15%
Directors and executive officers as a group(2)	5,989,716,815	5.93%

(1)	LQIF and LQ-SM hold 46.34% and 4.81%, respectively, of our shares. In connection with the framework agreement executed between Citigroup, Inc. and Quiñenco S.A. in July 2007 and following the merger of Citibank Chile into Banco de Chile, Citigroup became a shareholder of LQIF. As of April 19, 2023, Citigroup is the owner of 50% of LQIF, and Quiñenco directly and indirectly owns 50% of LQIF. Regardless of any increase in participation by Citigroup, however, the agreement provides that Quiñenco will remain in control of LQIF and the corporations that are directly or indirectly controlled by LQIF. Accordingly, Quiñenco will maintain the right to elect the majority of the directors of LQIF and Banco de Chile. As of December 31, 2022, members of the Luksic family or their affiliates beneficially owned 82.9% of the common shares of Quiñenco S.A. Mr. Andrónico Luksic and Mr. Jean Paul Luksic are members of our board of directors.

(2)	Percentage reflects direct and indirect share ownership, excluding the share ownership of Mr. Andronico Luksic and Mr. Jean Paul Luksic, members of our board of directors, whose direct and indirect ownership is reflected and discussed under the share ownership of LQIF and LQ-SM above.

RELATED PARTY TRANSACTIONS

In the ordinary course of our business, we engage in a variety of transactions with certain of our affiliates and related parties. Financial information concerning these transactions is set forth in Note 43 to our audited consolidated financial statements as of and for the year ended December 31, 2022, appearing elsewhere in this annual report. In accordance with the Chilean Corporations Law, related party transactions in publicly held corporations and its affiliates are defined as every negotiation, act, contract or operation in which the corporation deals with any of the following persons: (i) one or more persons related to the corporation, in accordance with the Chilean Securities Law No. 18,045; (ii) a director, manager, administrator, main executive or liquidator of the corporation, acting on its own behalf or on behalf of third parties, or their respective husband or wife or any other person to which such director, manager, administrator, main executive or liquidator has a second degree relationship with (either by consanguinity or affinity); (iii) companies or corporations in which the persons mentioned in the previous item are owners, directly or through other juridical or natural persons, of 10% or more of its capital, or directors, managers, administrators or main executives; (iv) those established in the bylaws of the corporation or those identified by the directors committee on a well-founded basis, as the case may be, even in the event of those set out at the final paragraph of article 147; or (v) any person who has acted as a director, manager, administrator, main executive or liquidator of the corporation within 18 months of the relevant transaction.

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

For more information on our transactions with related parties, see Note 43 to our audited consolidated financial statements as of and for the year ended December 31, 2022, appearing elsewhere in this annual report.

Loans to Related Parties

As disclosed in Note 43(c) to our audited consolidated financial statements as of and for the year ended December 31, 2022 appearing elsewhere in this annual report, we incurred an aggregate of Ch$177,379 million in expenses and recorded Ch$261,816 million in income from transactions with related parties in 2022, other than loans.

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

We held an aggregate of Ch$705 million in loans (once allowances for loan losses are deducted) to related parties, as of December 31, 2022. As of the same date we held other assets with related parties amounting to Ch$712 million while liabilities with related party transactions amounted to Ch$1,230 million. See Note 40 to our audited consolidated financial statements as of and for the year ended December 31, 2022 appearing elsewhere in this annual report for details concerning on these transactions.

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

Consumer Protection Claim

In March 2022, we were notified of a lawsuit filed by SERNAC on the grounds that: 1) the Bank allegedly charges certain expenses and judicial collection fees that, under SERNAC’s view, should be charged within applicable limits; and 2) certain contractual clauses should be declared as abusive. In the lawsuit, SERNAC requests the court to order the Bank to reimburse the purportedly overcharged expenses and fees and to apply the maximum legal fines. The Bank has contested this lawsuit, seeking its full dismissal on the grounds that it has complied with applicable regulations in all respects. As of the date of this annual report, it is not possible to estimate the monetary amounts involved in this claim or to determine whether it could have a material impact on our results of operations.

Spanish Court’s Request to Chilean Judicial Authorities

Please refer to “Item 8. Financial Information—Legal Proceedings—Request from Spanish Court to Chilean Authorities” of the Bank’s Form 20-F for the year ended December 31, 2013, as filed with the U.S. Securities and Exchange Commission on April 25, 2014. As described therein, the applicable Spanish court sent a rogatory letter to the applicable Chilean judicial authorities in order to notify them that a lawsuit pending before the Spanish Court had been amended to add causes of action concerning concealment of assets and money laundering against our chairman and the former manager of our former New York branch and against us, Banchile Corredores de Bolsa S.A. and Banchile Administradora General de Fondos S.A., the latter three facing subsidiary civil liability only. The rogatory letter, among other items, requested a joint guarantee from the defendants in the amount of U.S. $77,348,374 and, if the aforementioned parties were not to grant such a joint guarantee, requested the attachment of assets of up to U.S. $103,131,165. In April 2012, the Spanish court temporarily dismissed such lawsuit on the grounds that Chilean judicial authorities were investigating the same matters and, therefore, should take lead on said investigation. Likewise, the Chilean judicial investigation, where no charges were filed against us or our related parties, was temporarily dismissed in January 2014. However, the Spanish investigation was reopened in 2021. As such, we hereby provide an update of the current status.

In January 2021, the Criminal Chamber of the National Audience of Spain, sustaining a petition from the plaintiff, ordered the reopening of this investigation and later, through a rogatory letter sent by the Spanish court to the Chilean judicial authorities, we, our subsidiaries, Banchile Corredores de Bolsa S.A. and Banchile Administradora General de Fondos S.A., and our Chairman were notified of the reopening of this investigation.

During 2022, through a new rogatory letter from the applicable Spanish court to the Chilean Supreme Court, we, our chairman, Banchile Corredores de Bolsa S.A. and Banchile Administradora General de Fondos S.A. were notified of the lawsuit described above, becoming parties in the case before the Spanish Court. As such, we, our chairman and the aforementioned subsidiaries requested to the Spanish court the final dismissal of the case, which was ruled in our favor; however, the plaintiff has appealed against this decision and is pending to be resolved.

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

Dividends

General

We currently have a single series of common shares and the dividends on our shares are proposed by our board of directors and are approved by our shareholders at the ordinary annual shareholders’ meeting following the year with respect to which the dividends are proposed. Our ordinary annual shareholders’ meeting is required to be held in the first three months of each year. Following shareholder approval, the dividends are declared and paid. Dividends are paid to shareholders of record on the fifth business day preceding the date set for payment of the dividend. The applicable record dates for the payment of dividends to holders of our ADSs are, to the extent practicable, the same. Under the Chilean Corporations Law and regulations issued thereunder, Chilean publicly held corporations are generally required to distribute at least 30% of their consolidated annual earnings as dividends, except to the extent they have accumulated losses. Under the General Banking Act, a Chilean bank may pay dividends upon approval of its shareholders from (i) net earnings of previous fiscal years (i.e., interim dividends are not permitted), (ii) the reserve kept for that purpose or (iii) other funds permitted under Chilean law. In addition, the amount of the dividends that may be paid by Chilean banks are limited if mandatory additional capital requirements, and/or additional counter-cyclical buffer capital that may be requested by the Central Bank, are not met.

Cash Dividends

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

In March 2023, our shareholders at the ordinary annual shareholders meeting agreed to the distribution and payment of dividend No. 211 in the amount of Ch$8.58200773490 per ordinary share, with a corresponding charge to our 20122 net distributable income.

The following table sets forth the cash dividends declared per common share during the years ended December 2020, 2021 and 2022:

	As of and for the Year Ended December 31,
	2020	2021	2022
Chile GAAP:	(in Ch$, except percentages)			(in U.S.$)
Dividend payout ratio(1)	59.11%	47.56%	68.14%
Average Dividend per Common Share	3.47	2.18	5.34	0.006

(1)	Dividends per share are calculated by dividing the amount of the dividend paid during each year by the previous year’s number of shares outstanding.

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

During 2022, no stock dividends, in the form of fully paid-in shares, were distributed to our shareholders.

Capital Increases

During 2020, no stock dividends, in the form of fully paid-in shares, were distributed to our shareholders.

During 2021, no stock dividends, in the form of fully paid-in shares, were distributed to our shareholders.

During 2022, no stock dividends, in the form of fully paid-in shares, were distributed to our shareholders.

ADR Holders

Dividends payable to holders of our ADSs are net of conversion expenses of the depositary and are subject to Chilean Withholding Tax, currently set at the rate of 35%, subject to certain credits. For further information on these taxes see “Item 5. Operating and Financial Review and Prospects—Operating Results—Income Tax and Item 10. Additional Information—Taxation—Chilean Tax Considerations”. Owners of our ADSs are not charged any fees by us with respect to cash or stock dividends.

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

The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The Santiago Stock Exchange, which is Chile’s main exchange, had a market capitalization of approximately U.S.$172,347 million as of December 31, 2022. As of the same date, the total annual trading turnover was approximately U.S$43,408.3 million while the average monthly trading turnover was approximately U.S.$ 3,617.4 million. The Santiago Stock Exchange was established in 1893 and is a private company whose equity consists of 48 million shares owned by 61 shareholders as of December 31, 2022. As of the same date, 191 companies by means of 207 series of stocks were listed on the Santiago Stock Exchange.

In addition, as reported by the Santiago Stock Exchange, the ten largest companies in terms of market capitalization represented approximately 48.6% of the Santiago Stock Exchange’s aggregate market capitalization as of December 31, 2022. As of the same date, the ten most traded companies accounted for approximately 73.1% of the Santiago Stock Exchange’s equity trading. During 2022 approximately 33.8% of the companies listed on the Santiago Stock Exchange had their shares traded on an average of 70% or more of the exchange’s trading days.

Our ADSs, each representing 200 shares of common stock, without nominal (par) value, have been listed on the NYSE since January 2, 2002 under the symbol “BCH”. JPMorgan Chase Bank is our depositary for purposes of the ADSs. As of December 31, 2023, a maximum of 4,563,793 ADSs were outstanding (equivalent to 912,758,600 shares of common stock or 0.90% of the total number of issued shares of common stock as of the same date). Since certain of our ADSs are held by brokers or other nominees, the number of record holders in the United States may not be fully indicative of the number of direct beneficial owners in the United States or of where the beneficial owners of such shares are resident.

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

The table below shows, for the periods indicated, the annual, quarterly and monthly high and low closing prices (in nominal Chilean pesos) of the traded shares of our securities, labeled “Chile” series, on the Santiago Stock Exchange and the Electronic Stock Exchange:

	Santiago Stock Exchange		Electronic Stock Exchange
Period	High	Low	High	Low
	(Ch$ per share of our common stock)(1)
Annual Price History
2017	100.4	76.9	104.0	75.0
2018	105.3	94.6	105.0	99.0
2019	105.5	79.0	106.0	79.0
2020	88.5	57.0	87.6	58.8
2021	89.8	66.4	89.8	66.5
2022	91.0	68.8	91.7	68.6
2023 (through April 19)	88.8	74.6	87.8	75.0
Quarterly Price History
2017
1st Quarter 2017	83.0	76.9	83.0	75.0
2nd Quarter 2017	87.6	80.1	88.0	79.5
3rd Quarter 2017	97.6	86.9	97.9	86.1
4th Quarter 2017	100.4	87.8	104.0	87.5
2018
1st Quarter 2018	105.3	99.0	105.0	99.0
2nd Quarter 2018	102.0	97.4	101.9	97.5
3rd Quarter 2018	103.1	96.6	104.0	96.2
4th Quarter 2018	101.3	94.6	100.9	95.5
2019
1st Quarter 2019	105.5	99.2	106.0	98.8
2nd Quarter 2019	101.9	96.8	101.9	96.8
3rd Quarter 2019	105.0	99.0	104.6	99.7
4th Quarter 2019	103.0	79.0	103.0	79.0
2020
1st Quarter 2020	88.5	57.0	87.6	59.2
2nd Quarter 2020	78.3	66.5	77.8	66.7
3rd Quarter 2020	79.0	58.8	79.0	58.8
4th Quarter 2020	75.0	59.2	76.5	59.4
2021
1st Quarter 2021	89.8	73.2	89.8	72.5
2nd Quarter 2021	86.5	66.9	86.5	66.8
3rd Quarter 2021	78.0	66.4	77.7	66.5
4th Quarter 2021	83.5	66.6	83.1	67.5
2022
1st Quarter 2022	90.0	68.8	87.9	68.6
2nd Quarter 2022	90.0	81.2	87.7	82.1
3rd Quarter 2022	91.0	82.3	91.7	82.0
4th Quarter 2022	88.6	83.4	89.0	83.5
2023
1st Quarter 2023	88.8	74.6	87.8	75.0
2nd Quarter 2023 (through April 19)	81.5	77.1	77.9	77.0
Monthly Price History
November 2022	87.9	83.7	86.9	83.5
December 2022	88.0	83.4	86.5	84.0
January 2023	87.0	82.9	86.5	83.4
February 2023	88.0	85.3	86.8	83.4
March 2023	88.8	74.6	87.8	75.0
April 2023 (through April 19)	81.5	77.1	77.9	77.0

Sources: Santiago Stock Exchange and the Electronic Stock Exchange—Official Quotation Bulletins and Bloomberg.

(1)	Pesos per share reflect nominal price at trade date.

The table below shows the annual, quarterly and monthly high and low closing prices, as reported by the NYSE:

	New York Stock Exchange
Period	High	Low
	(U.S.$ per ADS)(1)
Annual Price History
2017	98.14	69.91
2018	105.50	27.88
2019	32.48	19.78
2020	22.40	13.62
2021	24.98	15.71
2022	22.62	16.01
2023 (through April 19)	22.31	18.11
Quarterly Price History
2017
1st Quarter 2017	74.95	69.91
2nd Quarter 2017	79.04	72.70
3rd Quarter 2017	92.99	77.89
4th Quarter 2017	98.14	80.64
2018
1st Quarter 2018	105.50	98.75
2nd Quarter 2018	102.16	92.10
3rd Quarter 2018	95.00	84.54
4th Quarter 2018	91.41	27.88
2019
1st Quarter 2019	32.48	28.74
2nd Quarter 2019	30.08	27.76
3rd Quarter 2019	29.60	27.46
4th Quarter 2019	28.84	19.78
2020
1st Quarter 2020	22.40	13.62
2nd Quarter 2020	20.52	15.78
3rd Quarter 2020	19.91	14.91
4th Quarter 2020	20.82	14.95
2021
1st Quarter 2021	24.98	20.12
2nd Quarter 2021	24.73	18.59
3rd Quarter 2021	19.84	17.15
4th Quarter 2021	20.25	15.71
2022
1st Quarter 2022	22.62	16.26
2nd Quarter 2022	21.91	18.10
3rd Quarter 2022	20.13	16.01
4th Quarter 2022	20.82	17.51
2022
1st Quarter 2023	22.31	18.11
2nd Quarter 2023 (through April 19)	20.46	18.93
Monthly Price History
November 2022	19.08	17.84
December 2022	20.82	18.80
January 2023	21.97	19.56
February 2023	22.31	20.55
March 2023	21.97	18.11
April 2023 (through April 19)	20.46	18.93

Source: Bloomberg.

(1)	One ADS represents 200 shares of common stock since November 23, 2018. Before that date, one ADS represented 600 shares of common stock.
(2)	One Trading Unit represents 600 shares of common stock.

Item 10 Additional Information

MEMORANDUM AND ARTICLES OF ASSOCIATION

Set forth below is a brief summary of the significant provisions of our estatutos (bylaws) and Chilean law. This description contains all material information concerning our shares, but does not purport to be complete and is qualified in its entirety by reference to our estatutos (a copy of which is filed by reference as Exhibit 1.1 to this annual report), the General Banking Act, the Chilean Corporations Law and the Securities Market Law.

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

Capitalization

As of April 19, 2023, there are 101,017,081,114 Banco de Chile shares outstanding of our capital stock. All of such shares are fully paid.

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

According to Article 96 of the Chilean Securities Market Law, a business group is a group of entities with such ties in their ownership, management or credit liabilities that it may be assumed that the economic and financial action of such members is directed by, or subordinated to, the joint interests of the group, or that there are common credit risks in the credits granted to, or in the acquisition of securities issued by, them. According to the Chilean Securities Market Law, the following entities are part of the same business group:

●	a company and its controller;

●	all the companies with a common controller together with that controller; and

●	all the entities that the CMF declares to be part of the business group due to one or more of the following reasons:

o	a substantial part of the assets of the company is involved in the business group, whether as investments in securities, equity rights, loans or guaranties;

o	the company has a significant level of indebtedness and the business group has a material participation as a lender or guarantor of such indebtedness;

o	the company is a member of a controlling group of any company of those mentioned in the first two bullets above and there are reasons grounded in ties in the ownership, management or credit liabilities to include it in the business group; or

o	the company is controlled by a member of the controller of any of the entities of the business group if the latter is formed by more than one entity and if there is more than one group of controlling entities and there are reasons grounded in ties in the ownership, management or credit liabilities to include it in the business group.

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

According to the General Banking Act, a bank may not grant loans to related parties on terms more favorable than those generally offered to non-related parties. Article 84 No. 2 of the General Banking Act and the regulations issued by the CMF provides that a natural person will not be considered related to the bank by the mere fact of owning up to 1% of the shares of such bank. Likewise, a legal person will not be considered to be related to the bank by the mere fact of owning directly, indirectly or jointly with other companies with which it forms a unit of economic interest, up to a 1% of the bank's shares. The foregoing percentages shall be 5% in the case of shareholders, whether natural or legal persons, of a bank whose shares are traded on a stock exchange. Additionally, the General Banking Act imposes certain restrictions on the amounts and terms of loans made by banks to related parties. These provisions would also apply to beneficial owners of ADSs representing more than 1% or 5%, as applicable, of the shares. For further information, see “Item 4. Information on the Company—Regulation and Supervision—Lending Limits.”

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

Our shareholders’ meetings held in 2020 were:

●	The ordinary annual shareholders’ meeting held on March 26, 2020, where our shareholders agreed to the distribution and payment of dividend No. 208, in the amount of Ch$3.47008338564 per Banco de Chile common share, with a charge to 2019 net distributable income of Banco de Chile.

Our shareholders’ meetings held in 2021 were:

●	The ordinary annual shareholders’ meeting held on March 25, 2021, where our shareholders agreed to the distribution and payment of dividend No. 210, in the amount of Ch$2.18053623438 per Banco de Chile common share, with a charge to 2020 net distributable income of Banco de Chile.

Our shareholders’ meetings held in 2022 were:

●	The ordinary annual shareholders’ meeting held on March 17, 2022, where our shareholders agreed to the distribution and payment of dividend No. 211, in the amount of Ch$5.34393608948 per Banco de Chile common share, with a charge to 2021 net distributable income of Banco de Chile.

As of April 19, 2023, the following shareholders’ meeting had been held:

●	The ordinary annual shareholders’ meeting held on March 23, 2023, where our shareholders agreed to the distribution and payment of dividend No. 212, in the amount of Ch$ 8.58200773490 per Banco de Chile common share, with a charge to 2022 net distributable income of Banco de Chile.

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

For Chilean tax law purposes, under Law No. 21,210 published on February 24, 2020, an individual holder resides in Chile if the individual has resided in Chile for more than 183 continuous or discontinuous days within the last 12 months. On its turn, for Chilean tax law purposes an individual holder is domiciled in Chile if he or she resides in Chile with the real or supposed purpose of staying in the country. Domicile is defined as residence in a place with the intention of staying there. The intention is proved through facts and circumstances. Accordingly, the Chilean Internal Revenue Service has interpreted that an individual without residence in Chile may, nonetheless, be considered as domiciled in Chile since the day of entry into the country if he or she intends to stay in Chile and such intention is evidenced, for example, by circumstances such as the acceptance of a job position in Chile or the relocation of his or her family to the country, among other considerations., The Chilean Internal Revenue Service has also interpreted that an individual may lose residence when he or she is absent from Chile for more than 184 days in 12 consecutive months and that he or she may lose his or her domicile when he or she no longer has the main seat of his business in Chile. The Chilean Internal Revenue Service established affidavits under article 103 of the Income Tax Law for those who express their intention to acquire or lose domicile in Chile which will be considered together with other circumstances to define the quality of domiciled in the country. Taxpayers must pay personal income tax accrued through the year in which said affidavit is submitted

Under the current Constitution, taxes in Chile are governed by the principle of legality, which precludes the creation, suppression, modification, reduction or waiving of taxes, its essential elements, their form of computation, their collection or their form, proportionality or progression by any means other than a law. Chilean tax authorities, however, have the power to interpret tax laws by issuing rulings and regulations of either general or specific application.

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

In February 2022, Law No. 21,420 was published, reducing or eliminating a series of tax exemptions. As a result: (i) the taxation of services with VAT was extended to any type of service that is not exempt provided that it is a service performed after January 1, 2023; (ii) financial leasing agreements entered into on or after January 1, 2023 have the same treatment for tax and financial purposes, which was recently reversed by Law No 21.540 on February 2023 (so never went into effect in practice); (iii) a single tax of 10% is applied to the capital gains produced by the sale of actively traded stocks provided that the requirements established by Article N° 107 of the Chilean Income Tax Law apply to sales on or after September 1, 2022, which will not apply to local or foreign institutional investors; (iv) profits from life insurance contracts entered into on or after February 4, 2022 pay inheritance tax; (v) the rate of the upper bracket of the wealth tax on real estate was increased from 0.275% to 0.425%, effective January 1, 2023; (vi) the special VAT credit is eliminated for construction companies that build affordable homes for sales from 1 January 2025 onwards; (vii) 2% annual tax on expensive aircraft, helicopters, yachts and vehicles is implemented; (viii) tax benefits of affordable housing under DFL No. 2 of 1959 are reduced only to individuals and maximum for two homes, regardless of the date of acquisition, as of January 1, 2023; (ix) credit for the purchase of fixed assets is eliminated for large companies; (x) the value of mining patents is increased.

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

Transitional Article 25 of Law No. 21,210 enacted on February 24, 2020, established an optional and temporary tax regime that allows corporate taxpayers to apply the Substitute Tax for Final Taxes (“ISFUT”), including Chilean withholding tax, as applicable, on taxable profits generated by companies before December 31, 2016 instead of the marginal tax rate applicable for shareholders. In addition, corporate taxes formerly paid by the companies on profits generated before December 31, 2016 can be considered as a tax credit to be discounted from the 30% associated with the ISFUT. According to the Ordinary Official Letter No. 2,762 issued by the Chilean IRS on October 13, 2021, from a taxation perspective, there is no issue with Chilean companies discounting (and withholding) the ISFUT from distributed dividends. For non-resident shareholders, who are subject to a 35% Chilean withholding tax, after choosing ISFUT, dividend distribution by companies will not affect tax withholding, as they have already paid all taxes in Chile.

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

This exemption regime was only in force until August 31, 2022, given that, as explained under “Chilean Tax Considerations“ above, Law No. 21,420 established a single 10% tax on the capital gain produced by the sale of actively traded stocks. In any case, the acquirer or the stockbroker must withhold the tax and if they do not know the amount of the capital gain they will apply a provisional withholding of 1% of the sale price of the shares.

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

In February 2017, Law No. 20,956 came into effect, according to which the Chilean Withholding Tax on interest accrued by Chilean bonds, as a general rule, must be withheld by the issuer.

However, if the bond issuance agreement provides so, the Chilean Withholding Tax of 4% shall be withheld by the local custodian that is acting as the local tax agent for the foreign investor.

Regarding bonds issued by the Central Bank or by the Chilean Treasury, the withholding tax will always be borne by the issuer.

Finally, with regard to bonds whose issuance agreement was executed prior to the effectiveness of Law No. 20,956, local custodians must withhold the applicable tax unless the issuer adheres to said law by giving notice to the bondholders and to the Chilean Internal Revenue Service.

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

Also, starting January 1, 2016, the Stamp Tax rate increased from 0.4% to 0.8%, which mainly affects loans and financing. On April 2, 2020, however, the Chilean Government enacted Law No. 21,225 with the purpose of arranging an Emergency Plan in order to mitigate the effects of COVID-19 on the local economy. This plan is composed of various economic and tax measures to ensure liquidity in the local financial system and financing to SMEs and corporations. One of these measures was a temporary reduction of the Stamp Tax to 0% for all lending operations between April and September 2020. In addition, Law No. 21,307 was published on February 3, 2021, which established a stamp tax exemption for credits granted to small and medium-sized enterprises with a state guarantee until December 31, 2021. Similarly, on December 3, 2022, Law No 21,514 was published, which created a new warrant fund for small businesses loans while also allowing extensions for loans under article 2 of Law No. 21,307.

Tax Reform currently under discussion

On July 7, 2022, the Chilean government submitted bill number 15170-05 to Congress, proposing a new tax reform. So far, this bill has been subject to several amendments.

This Reform creates a “Dual Regime”, which will be the general, non-integrated regime, meaning corporate and personal or final taxes will be separate.

Corporate tax is reduced to 25%, and a new additional 2% “development rate” is established. The latter will apply if the taxpayer does not invest in R&D, according to certain criteria. This will be applicable to taxpayers under article 14 A of the Income Tax Law. This development rate does not constitute a category tax, therefore, it cannot be used as credit against personal income tax.

The tax reform also includes a new 2.5% “deferment tax” imposed over the equivalent amount of 22% of the taxpayer’s profits, provided 50% or more of their gross profit originates from passive income, such as: participation in other companies or entities, interests from money credit operations and real estate rents. This tax is intended to discourage and reduce the postponement of final or personal taxes payment.

Regarding personal income taxation, the company’s owners, shareholders or stakeholders will be subject to a new 22% “Capital Income Tax”, which will be levied on dividends paid by the company to its owners, without corporate tax credit. Its rate is applied over the net distributed amount and it must be withheld and paid by the company.

Owners who reside in countries without a Double Taxation Agreement (DTA) in force will be subject to the same Capital Income Tax, without any credit. If a DTA between Chile and their country of residence is in force, foreign investors will pay the 35% Additional or Withholding Tax and will be entitled to corporate tax credit.

As for Investment Funds, they will also be subject to the aforementioned deferment tax. Funds must withhold a 14% tax over distributions to owners or stakeholders without domicile nor residence in Chile. If said distributions are attributed to amounts pending taxation, withholding tax will be 35%. Whichever withholding tax is applied, it will constitute a Sole Tax, and will apply regardless of the existence of a DTA in force or lack thereof.

The integrated tax system will remain applicable to small and medium businesses and foreign investors who reside in countries in which a DTA is applicable.

This bill was rejected in its initial legislative procedure by the lower house of Chilean Congress on March 8, 2023. This, however, could be reversed by the Senate. If passed, the reform’s provisions will transition into full entry in force from 2025 to 2028.

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

Dividends paid to corporate U.S. Holders with respect to ADSs or shares of our common stock will not be eligible for the dividends received deduction allowed to corporations under the U.S. Code. Under current law, dividends received by certain non-corporate U.S. Holders (including individuals) with respect to ADSs will be subject to U.S. federal income tax at preferential rates if the dividends constitute “qualified dividend income” for U.S. federal income tax purposes. Dividends paid on the ADSs will be treated as qualified dividend income if:

(1)	the ADSs are readily tradable on an established securities market in the United States; and

(2)	we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC.

The ADSs are listed on the NYSE and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Moreover, as discussed below under “—Passive Foreign Investment Companies,” we believe that we will not be treated as a PFIC for U.S. federal income tax purposes with respect to our 2022 and current taxable year, and based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, relevant market and shareholder data and our current business plans, we do not anticipate becoming a PFIC in the future. However, there can be no assurance in this regard because the PFIC determination is made annually and is based on the portion of our assets (including goodwill) and income that is characterized as passive under the PFIC rules and our continued qualification for an exception to the PFIC rules for certain foreign banks.

Based on existing guidance, we do not expect that dividends paid on shares of our common stock will be treated as qualified dividend income because shares of our common stock are not readily tradable on an established securities market in the United States and, although a comprehensive income tax treaty between Chile and the United States has been signed, such treaty is not currently in force.

Subject to generally applicable limitations and conditions under the U.S. Code (including a minimum holding period requirement), a U.S. Holder may be entitled to a foreign tax credit in respect of any non-U.S. income taxes withheld and paid over to the applicable non-U.S. tax authorities(after taking into account the credit for the first category tax, when it is available) . However, due to U.S. Treasury Regulations that apply to foreign income taxes paid or accrued in taxable years beginning on or after December 28, 2021, a U.S. holder may be restricted in its use of any foreign tax credit unless such holder elects benefits under an applicable income tax treaty with respect to an applicable tax. Although a comprehensive income tax treaty between the United States and Chile was signed in 2010, such treaty has not yet been ratified by each country and therefore is not yet effective. Accordingly, a U.S. holder may not be entitled to a foreign tax credit in respect of any Chilean income taxes withheld on a dividend distribution. Dividends paid on the ADSs or shares of our common stock generally will constitute foreign source income, and for purposes of calculating the foreign tax credit, as “passive category income,” for most U.S. Holders. U.S. Holders are not allowed foreign tax credits for income taxes withheld in respect of certain short-term or hedged positions in securities and may not be allowed foreign tax credits in respect of arrangements in which their expected economic profit is insubstantial. Alternatively, a U.S. Holder may be able to deduct otherwise-creditable Chilean income taxes paid with respect to dividends on our shares of common stock against its taxable income, assuming such U.S. Holder does not take a credit for any foreign income taxes paid or accrued during the taxable year and certain other conditions are met. U.S. Holders should consult their own advisors concerning the implications of these rules in light of their particular circumstances.

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

Passive Foreign Investment Companies

Special U.S. federal income tax rules apply to U.S. persons owning ADSs or common shares of a PFIC. A foreign corporation generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying relevant look through rules with respect to the income and assets of subsidiaries, either:

(1)	at least 75% of its gross income is “passive income”; or

(2)	on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income.

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

WHERE TO FIND ADDITIONAL INFORMATION

The materials included in this annual report on Form 20-F may be downloaded at the SEC’s website: http://www.sec.gov at http://www.sec.gov. Additional reports and information about us can be downloaded at the SEC’s website

ANNUAL REPORT TO SECURITY HOLDERS

We have submitted our 2022 local annual report provided to security holders in electronic format as an exhibit to a report on Form 6-K dated April 14, 2023.

Item 11 Quantitative and Qualitative Disclosures About Market Risk

For quantitative and qualitative information related to market risk, see Note 44 to our audited consolidated financial statements as of and for the year ended December 31, 2022 appearing elsewhere in this annual report.

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

Payments by the Depositary

The Depositary has agreed to reimburse us for certain reasonable expenses related to the ADS program, subject to a cap agreed between the Depositary and us.  These reimbursable expenses currently include, but are not limited to, legal fees, NYSE listing fees, investor relations servicing, investor related presentations, ADR-related advertising and public relations in those jurisdictions in which the ADRs may be listed or otherwise quoted for trading, and accountants’ fees in relation to our regulatory filings. During the year ended December 31, 2022, we received gross reimbursements from the depositary for an amount of U.S.$89,422.

Please refer to Exhibits 2.2 2.3 and 2.4 in the Form 20-F for the year ended December 31, 2021 filed with the SEC on April 29, 2022 for the remaining information relating to our American Depositary Shares required by Item 12 of Form 20-F.

Part II

Item 13 Defaults, Dividend Arrearages and Delinquencies

None.

Item 14 Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15 Controls and Procedures

(a) Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2022.

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

(b) Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a 15(f) and 15d 15(f) under the Exchange Act. The company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The company’s internal control over financial reporting includes those policies and procedures that:

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

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2022. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO – 2013 framework) in Internal Control Integrated Framework.

Based on our assessment and those criteria, management believes that the company maintained effective internal control over financial reporting as of December 31, 2022.

(c) Report of Independent Registered Public Accounting Firm on Internal Controls

“EY Servicios Profesionales de Auditoria y Asesorias Limitada (“EY Audit Ltda”), the independent registered public accounting firm that has audited our financial statements, has issued an attestation report on our internal control over financial reporting as of December 31, 2022. This attestation report appears on page F-5 of our audited consolidated financial statements as of and for the year ended December 31, 2022.

(d) Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2022 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A Audit Committee Financial Expert

Our board of directors has determined that Mr. Jaime Estévez, a member of our directors/audit committee who satisfies the independence requirements of both Chilean law and Rule 10A-3 under the Exchange Act, qualifies as an “audit committee financial expert” pursuant to the Instruction to paragraph (a) of this Item 16A. Mr. Estévez possesses vast financial experience evidenced by the fact that he was chairman of the board of directors of Banco Estado, a Chilean state-owned bank. Additionally, he has served as a director of AFP Provida and AFP Protección, two Chilean pension fund investment companies, and as director of Endesa Chile S.A. Mr. Estévez was also the Minister of Public Works from January 2005 to March 2006, and simultaneously, the Minister of Transportation and Telecommunications. He was also a congressman from March 1990 to March 1998 and President of the Lower Chamber of the Chilean Congress from March 1995 to November 1996. Mr. Estévez holds a degree in economics from the Universidad de Chile.

Item 16B Code of Ethics

In 2008, we adopted a new Code of Ethics, as defined in Item 16B of Form 20-F under the Exchange Act, which we frequently revise and update, and which was last updated in July 2021. The Code of Ethics applies to directors and consultants of our Board, to our chief executive officer, chief financial officer, principal accounting officer and persons performing similar functions, and to all other employees without exception. A current copy of the Code of Ethics, also referred herein as the Code of Professional Ethics, or Code of Conduct was filed as Exhibit 11.1 to our annual report in the Form 20-F for the year 2021.

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

Item 16C Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, EY Audit Ltda, during the fiscal years ended December 31, 2020, 2021 and 2022:

	Year ended December 31,
	2020		2021		2022
	(in millions of Ch$)
Audit fees	Ch$	772	Ch$	702	Ch$	839
Audit-related fees		–		–		–
Tax fees		22		25		28
Other fees		–		129		–
Total fees	Ch$	794	Ch$	856	Ch$	867

“Audit fees” in the above table are the aggregate fees billed by EY Audit Ltda. in connection with the audit of our annual financial statements. This line item includes: (i) the audit of our statutory accounts, and the audit of the consolidated financial statements required by Item 18 of Form 20-F and limited reviews of financial statements, (ii) reviews and issuances of comfort letters and (iii) other local attestation reports required by local regulators.

“Audit-related fees” in the above table are the aggregate fees billed by EY Audit Ltda. for assurance and related services that are reasonably related to the performance of the audit or review of the Bank’s financial statements and are not reported under “audit fees.” Services such as (i) attestation reports not required by statute or regulations and (ii) merger and acquisition due diligence are included in this line item. During 2020, 2021 and 2022, there were no such services rendered.

“Tax fees” in the above table are the aggregate fees billed by EY Audit Ltda. for permitted tax advisory and tax compliance services.

“All Other fees” in the above table are fees incurred in 2020, 2021 and 2022 related to certain consulting services such as: (i) operational risk assessment, (ii) foreign regulations compliance, and (iii) advisory services.

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

Item 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

We did not make any purchases of our previously issued shares during the fiscal year ended on December 31, 2022.

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

Item 16J Insider Trading Policies

Not applicable.

Part III

Item 17 Financial Statements

Not applicable.

Item 18 Financial Statements

Our audited consolidated financial statements are included in this annual report beginning at page F-1. Our financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Item 19 Exhibits

LIST OF EXHIBITS

Exhibit No.	Exhibit
1.1	Estatutos of Banco de Chile, which serve as our articles of incorporation and bylaws (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2018, and incorporated herein by reference).
2.1	Amendment No. 2, including Form of ADR, dated October 23, 2018, to the Deposit Agreement among Banco de Chile, JPMorgan Chase Bank, N.A. as depositary and holders from time to time of ADSs (incorporated by reference to our registration statement on Form F-6 (Registration No. 333 171999) filed on October 23, 2018).
2.2	Amendment No. 3, dated August 30, 2021, to the Deposit Agreement among Banco de Chile, JPMorgan Chase Bank, N.A. as depositary and holders from time to time of ADSs (incorporated by reference to our registration statement on Form F-6 (Registration No. 33-171999 (filed on August 30, 2021).
4.1	Master Joint Venture Agreement between Quiñenco S.A., Citigroup, Inc. and Citibank Overseas Investment Corporation, dated July 19, 2007 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2007, and incorporated herein by reference).
4.2	Shareholders Agreement between Quiñenco, S.A., Citigroup Chile S.A. and the minority shareholders of LQIF, dated December 27, 2007 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2007, and incorporated herein by reference).
4.3	Amendment to the Master Joint Venture Agreement between Quiñenco S.A., Citigroup, Inc. and Citibank Overseas Investment Corporation, dated December 19, 2008 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2008, and incorporated herein by reference).
4.4	Amendment to the Shareholders Agreement between Quiñenco, S.A., Citigroup Chile S.A. and the minority shareholders of LQIF, dated January 9, 2014 (English translation) (filed as an exhibit to our current report on Form 6-K dated January 14, 2014, and incorporated herein by reference).
4.5	Amendment to the Master Joint Venture Agreement between Quiñenco S.A., Citigroup, Inc. and Citibank Overseas Investment Corporation, dated January 9, 2014 (English translation) (filed as an exhibit to our current report on Form 6-K dated January 14, 2014, and incorporated herein by reference).
4.6	Merger Agreement between Banco de Chile and Citibank Chile, dated December 26, 2007 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2007, and incorporated herein by reference).
4.7	Cooperation Agreement between Banco de Chile and Citigroup Inc., dated October 22, 2015 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2015, and incorporated herein by reference).
4.8	Global Connectivity Agreement between Banco de Chile and Citigroup Inc., dated October 22, 2015 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2015, and incorporated herein by reference).
4.9	Asset Purchase Agreement between Banco de Chile and Citibank, N.A., dated December 31, 2007 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2007, and incorporated herein by reference).
4.10	Amended and Restated Trademark License Agreement between Banco de Chile and Citigroup Inc., dated November 29, 2019 (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2019, and incorporated herein by reference).
4.11	Extension No. 1 to Cooperation Agreement between Banco de Chile and Citigroup Inc., dated August 24, 2017 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2017, and incorporated herein by reference).

Exhibit No.	Exhibit
4.12	Second Extension to the Cooperation Agreement between Banco de Chile and Citigroup Inc., dated November 29, 2019 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2019, and incorporated herein by reference).
4.13	First Amendment to the Global Connectivity Agreement between Banco de Chile and Citigroup Inc., dated April 26, 2021 (English translation) (Filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2021, and incorporated herein by reference).
4.14	Second Amendment to the Global Connectivity Agreement between Banco de Chile and Citigroup Inc., dated August 31, 2021 (English translation) (Filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2021, and incorporated herein by reference).
4.15	Amended and Restated Master Services Agreement between Banco de Chile and Citigroup Inc., dated August 31, 2021 (Filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2021, and incorporated herein by reference).
4.16	Third Extension to the Cooperation Agreement between Banco de Chile and Citigroup Inc., dated August 31, 2021 (English translation) (Filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2021, and incorporated herein by reference).
8.1*	List of subsidiaries.
11.1	Code of Professional Ethics (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2021, and incorporated herein by reference).
12.1*	Certification under Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification under Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification under Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed herewith.

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

Date: April 28, 2023

BANCO DE CHILE

By	/s/ Eduardo Ebensperger O.
	Name:	Eduardo Ebensperger O.
	Title:	Chief Executive Officer

Consolidated Financial Statements

BANCO DE CHILE AND SUBSIDIARIES

December 31, 2022 and 2021

Ch$ or CLP	=	Chilean pesos
MCh$	=	Millions of Chilean pesos
US$ or USD	=	U.S. dollars
ThUS$	=	Thousands of U.S. dollars
EUR	=	Euro
GBP	=	Great Britain pound
JPY	=	Japanese yen
CNY	=	Chinese yuan renminbi
HKD	=	Hong Kong dollars
CHF	=	Swiss franc
PEN	=	Peruvian sol
AUD	=	Australian dollar
NOK	=	Norwegian krone
UF or CLF	=	Unidad de fomento
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

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Banco de Chile

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Banco de Chile and subsidiaries (the “Bank”) as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements“). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Bank as of December 31, 2022 and 2021, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Bank's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 27, 2023 expressed an unqualified opinion thereon.

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

Critical audit matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

EY Chile Avda. Presidente Riesco 5435, piso 4, Santiago	Tel: +56 (2) 2676 1000 www.eychile.cl

Allowance for loan losses

Description of the matter

At December 31, 2022, the Bank’s allowance for individual, grouped loan losses and contingent loan risk (ALL) was Ch$ 177,127 million, Ch$ 646,123 million and Ch$ 143,489 million, respectively. As discussed in Note 2 (i) (viii) to the consolidated financial statements, the allowance is calculated using an expected credit loss model (ECL). This allowance represents a probability-weighted amount, which is determined by evaluating a range of possible outcomes and reasonable and supportable information about past events, current and forecasts of market and economic conditions (Forward looking information – FLI). The allowance is based on the ECL associated with the probability of default in the next twelve months unless there has been a significant increase in credit risk (SICR) since origination or there is objective evidence of impairment. In those cases, the allowance is based on the change in the ECL over the life of the financial instrument.

Auditing the allowance for loan losses involves increased complexity and significant auditor judgement, as the process for the assessment of indicators of impairment includes multiple variables, estimates and involves significant judgment. Significant assumptions and judgments with respect to the estimation of the allowance for credit losses include the probability of default, loss given default and forward-looking information, as well as the application of management’s expert credit risk knowledge and judgment

Auditing the allowance for loan losses involves increased complexity and significant auditor judgement, as the process for the assessment of indicators of impairment includes multiple variables, estimates and involves significant judgment. Significant assumptions and judgments with respect to the estimation of the allowance for credit losses include the probability of default, loss given default and forward-looking information, as well as the application of management’s expert credit risk knowledge and judgment.

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

/s/ EY Audit Ltda.

We have served as the Bank’s auditor since 2002.

Santiago, Chile

April 27, 2023

EY Chile Avda. Presidente Riesco 5435, piso 4, Santiago	Tel: +56 (2) 2676 1000 www.eychile.cl

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Banco de Chile

Opinion on Internal Control Over Financial Reporting

We have audited Banco de Chile and subsidiaries’ internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Banco de Chile and subsidiaries (the “Bank”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Bank as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and our report dated April 27, 2023 expressed an unqualified opinion thereon.

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

/s/ EY Audit Ltda.

Santiago, Chile

April 27, 2023

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2022 and 2021

(Expressed in millions of Chilean pesos unless otherwise specified)

		2022	2021
	Notes	MCh$	MCh$
ASSETS
Cash and due from banks	7	2,764,884	3,713,734
Transactions in the course of collection	7	772,196	326,446
Financial assets held for trading at fair value through profit or loss:
Derivative financial instruments	8	2,960,706	2,705,496
Debt financial instruments	8	3,433,745	3,737,942
Others	8	257,325	138,753
Financial assets at fair value through other comprehensive income:
Debt financial instruments	9	3,967,392	3,054,809
Equity instruments	9	6,545	6,365
Derivative financial instruments for hedging purposes	10	27,077	277,802
Financial assets at amortized cost:
Rights by resale agreements and securities lending	11	54,061	64,365
Debt financial instruments	11	902,355	839,744
Loans and advances to Banks	11	2,173,151	1,529,751
Loans to customers - Commercial loans	11	19,987,278	19,353,491
Loans to customers - Residential mortgage loans	11	11,371,676	10,307,542
Loans to customers - Consumer loans	11	4,545,734	3,931,344
Investments in other companies	12	56,177	46,923
Intangible assets	13	140,030	105,942
Property and equipment	14	210,124	222,320
Right-of-use assets	15	94,921	100,188
Current tax assets	16	187,401	—
Deferred tax assets, net	16	368,186	276,400
Other assets	17	814,117	667,111
Non-current assets and disposal groups held for sale	18	13,773	19,480
TOTAL ASSETS		55,108,854	51,425,948

The accompanying notes 1 to 47 are an

integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2022 and 2021

(Expressed in millions of Chilean pesos unless otherwise specified)

		2022	2021
	Notes	MCh$	MCh$
LIABILITIES
Transactions in the course of payments	7	681,792	210,479
Financial liabilities held for trading at fair value through profit or loss:
Derivative financial instruments	19	3,101,469	2,772,780
Others	19	6,271	—
Derivative Financial Instruments for hedging purposes	10	223,016	696
Financial liabilities at amortized cost:
Current accounts and other demand deposits	20	13,592,155	18,542,791
Saving accounts and time deposits	20	14,358,987	9,140,006
Obligations by repurchase agreements and securities lending	20	216,264	95,009
Borrowings from financial institutions	20	5,397,676	4,861,865
Debt financial instruments issued	20	9,267,947	8,561,395
Other financial obligations	20	344,030	250,005
Lease liabilities	15	89,369	95,670
Regulatory capital financial instruments	21	1,010,905	917,510
Provision for dividends	22	422,830	237,877
Provisions for contingent loan credit risk	23	143,489	93,049
Other provisions	24	36,711	36,895
Current tax liabilities	16	932	112,283
Employee benefits	25	139,315	106,963
Other liabilities	26	644,259	571,703
TOTAL LIABILITIES		49,677,417	46,606,976

EQUITY
Capital	27	2,418,833	2,418,833
Reserves	27	1,172,196	904,059
Accumulated other comprehensive income	27	(69,429)	41,617
Retained earnings:
Retained earnings from previous periods	27	886,866	636,023
Income for the year	27	1,445,799	1,056,316
Less: Provision for dividends	27	(422,830)	(237,877)
Shareholders of the Bank	27	5,431,435	4,818,971
Non-controlling interest	27	2	1
TOTAL EQUITY		5,431,437	4,818,972
TOTAL LIABILITIES AND EQUITY		55,108,854	51,425,948

The accompanying notes 1 to 47 are an
integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

As of December 31, 2022, 2021 and 2020

(Expressed in millions of Chilean pesos unless otherwise specified)

		2022	2021	2020
	Notes	MCh$	MCh$	MCh$

Interest and UF indexation revenue	29	4,466,881	2,388,470	1,876,795
Interest and UF indexation expense	29	(2,200,752)	(814,448)	(560,007)
Net interest and UF indexation income		2,266,129	1,574,022	1,316,788

Income from commissions	30	667,848	584,321	562,146
Expense from commissions	30	(145,716)	(129,293)	(116,178)
Net income from commissions		522,132	455,028	445,968

Net Financial income (expense)	31	306,824	170,979	145,383
Income attributable to investments in other companies	32	13,031	1,793	(5,099)
Result from non-current assets and disposal groups held for sale not admissible as discontinued operations	33	4,848	1,986	(1,017)
Other operating income	34	29,659	21,063	20,288
TOTAL OPERATING INCOME, BEFORE EXPECTED CREDIT LOSSES		3,142,623	2,224,871	1,922,311

Expected credit losses	39	(412,130)	(19,172)	(547,106)

TOTAL OPERATING INCOME, NET OF EXPECTED CREDIT LOSSES		2,730,493	2,205,699	1,375,205

Expenses from salaries and employee benefits	35	(528,226)	(450,952)	(457,176)
Administrative expenses	36	(355,274)	(324,625)	(318,881)
Depreciation and amortization	37	(84,205)	(76,798)	(73,357)
Impairment of non-financial assets	38	(77)	(1,690)	(1,661)
Other operating expenses	34	(27,701)	(19,348)	(19,277)
TOTAL OPERATING EXPENSES		(995,483)	(873,413)	(870,352)

NET OPERATING INCOME		1,735,010	1,332,286	504,853

Income taxes	16	(289,209)	(275,969)	(103,223)

NET INCOME FOR THE YEAR		1,445,801	1,056,317	401,630

Attributable to:
Shareholders of the Bank	27	1,445,799	1,056,316	401,629
Non-controlling interests		2	1	1

Earnings per share:		Ch$	Ch$	Ch$
Basic earnings	27	14.31	10.46	3.98
Diluted earnings	27	14.31	10.46	3.98

The accompanying notes 1 to 47 are an

integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

As of December 31, 2022, 2021 and 2020

(Expressed in millions of Chilean pesos unless otherwise specified)

		2022	2021	2020
	Notes	MCh$	MCh$	MCh$

NET INCOME FOR THE YEAR		1,445,801	1,056,317	401,630

ITEMS THAT WILL NOT BE RECLASSIFIED IN PROFIT OR LOSS
Re-measurement of the liability (asset) for net defined benefits and actuarial results for other employee benefit plans	27	(130)	523	(90)
Fair value changes of equity instruments designated as at fair value through other comprehensive income	27	179	(1,196)	(862)

COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS BEFORE TAX		49	(673)	(952)

Income tax on other comprehensive income that will not be reclassified to profit or loss	16	(12)	196	257

TOTAL COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS AFTER TAX		37	(477)	(695)

ITEMS THAT CAN BE RECLASSIFIED TO PROFIT OR LOSS
Fair value changes of financial assets at fair value through other comprehensive income	27	48,076	(51,717)	(7,675)
Cash flow hedges	27	(215,476)	182,376	10,358
Participation in other comprehensive income of entities registered under the equity method	27	(169)	2	(4)

COMPREHENSIVE INCOME THAT WILL BE RECLASSIFIED TO PROFIT OR LOSS BEFORE TAXES		(167,569)	130,661	2,679

Income tax on other comprehensive income that can be reclassified in profit or loss	27	58,977	(45,393)	(725)

TOTAL OTHER COMPREHENSIVE INCOME THAT WILL BE RECLASSIFIED TO PROFIT OR LOSS AFTER TAX		(108,592)	85,268	1,954

TOTAL OTHER COMPREHENSIVE INCOME FOR THE YEAR	27	(108,555)	84,791	1,259

CONSOLIDATED COMPREHENSIVE INCOME FOR THE YEAR		1,337,246	1,141,108	402,889

Attributable to:
Shareholders of the Bank		1,337,244	1,141,107	402,888
Non-controlling interests		2	1	1

The accompanying notes 1 to 47 are an

integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

for the years ended December 31, 2022, 2021 and 2020

(Expressed in millions of Chilean pesos unless otherwise specified)

		Attributable to shareholders of the Bank
		Capital	Reserves (*)	Accumulated other comprehensive income	Retained earnings from previous years and income (loss) for the year	Total	Non- controlling interests	Total Equity
	Notes	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Opening balances as of January 1, 2020		2,418,833	954,470	(44,101)	576,558	3,905,760	1	3,905,761
Dividends distributed and paid		—	—	—	(350,538)	(350,538)	(1)	(350,539)
Other retention (release) earnings		—	10,736	—	(10,736)	—	—	—
Defined benefit plans adjustment		—	(66)	—	—	(66)	—	(66)
Application of provision for payment of common stock dividends		—	—	—	177,902	177,902	—	177,902
Provision for payment of common stock dividends		—	—	—	(138,932)	(138,932)	—	(138,932)
Subtotal: transactions with owners during the year		—	10,670	—	(322,304)	(311,634)	(1)	(311,635)
Income for the year 2020		—	—	—	401,629	401,629	1	401,630
Other comprehensive income for the year		—	—	1,325	—	1,325	—	1,325
Subtotal: Comprehensive income for the year		—	—	1,325	401,629	402,954	1	402,955
Balances as of December 31, 2020		2,418,833	965,140	(42,776)	655,883	3,997,080	1	3,997,081

Opening balances as of January 1, 2021		2,418,833	965,140	(42,776)	655,883	3,997,080	1	3,997,081
Dividends distributed and paid	27	—	—	—	(220,271)	(220,271)	(1)	(220,272)
Other retention (release) earnings		—	(61,479)	—	61,479	—	—	—
Defined benefit plans adjustment		—	398	—	—	398	—	398
Application of provision for payment of common stock dividends		—	—	—	138,932	138,932	—	138,932
Provision for payment of common stock dividends		—	—	—	(237,877)	(237,877)	—	(237,877)
Subtotal: transactions with owners during the year		—	(61,081)	—	(257,737)	(318,818)	(1)	(318,819)
Income for the year 2021		—	—	—	1,056,316	1,056,316	1	1,056,317
Other comprehensive income for the year	27	—	—	84,393	—	84,393	—	84,393
Subtotal: Comprehensive income for the year		—	—	84,393	1,056,316	1,140,709	1	1,140,710
Balances as of December 31, 2021		2,418,833	904,059	41,617	1,454,462	4,818,971	1	4,818,972

Opening balance as of January 1, 2022		2,418,833	904,059	41,617	1,454,462	4,818,971	1	4,818,972
Dividends distributed and paid	27	—	—	—	(539,827)	(539,827)	(1)	(539,828)
Other retention (release) earnings		—	265,646	—	(265,646)	—	—	—
Application of provision for payment of common stock dividends		—	—	—	237,877	237,877	—	237,877
Provision for payment of common stock dividends	27	—	—	—	(422,830)	(422,830)	—	(422,830)
Subtotal: transactions with owners during the year		—	265,646	—	(990,426)	(724,780)	(1)	(724,781)
Income for the year 2022		—	—	—	1,445,799	1,445,799	2	1,445,801
Other reclassifications		—	2,491	(2,491)	—	—	—	—
Other comprehensive income for the year	27	—	—	(108,555)	—	(108,555)	—	(108,555)
Subtotal: Comprehensive income for the year		—	2,491	(111,046)	1,445,799	1,337,244	2	1,337,246
Balances as of December 31, 2022		2,418,833	1,172,196	(69,429)	1,909,835	5,431,435	2	5,431,437

(*)	Includes share premium of MCh$1,705 for placements of shares.

The accompanying notes 1 to 47 are an

integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2022, 2021 and 2020

(Expressed in millions of Chilean pesos unless otherwise specified)

		2022	2021	2020
	Notes	MCh$	MCh$	MCh$
CASH FLOWS FROM OPERATING ACTIVITIES:
Profit for the year before taxes		1,735,010	1,332,286	504,853
Income tax	16	(289,209)	(275,969)	(103,223)
Net income for the year		1,445,801	1,056,317	401,630
Charges (credits) to income (loss) that do not represent cash flows:
Depreciation and amortization	37	84,205	76,798	73,357
Impairment of non-financial assets	38	77	1,690	1,661
Allowances established for credit risk	39	418,416	93,710	520,307
Provisions for contingent loans	39	51,445	(5,132)	73,210
Impairments for credit risk from financial assets at fair value through other comprehensive income	39	8,009	1,001	(4,652)
Fair value of debt financial instruments held for trading at fair value through in profit or loss		(5,721)	6,568	(1,161)
Change in deferred tax assets and liabilities	16	(91,001)	20,163	(58,895)
Net (income) loss from investments in companies with significant influence	32	(13,031)	(1,793)	5,099
Net (income) loss on sale of assets received in payments	33	(4,053)	(1,837)	(3)
Net (income) loss on sale of sale of fixed assets	33	(1,043)	(214)	(30)
Write-offs of assets received in payment	33	38	418	—
Other charges (credits) that do not represent cash flows		5,581	13,508	27,110
Net change in exchange rates, interest, readjustments and commissions accrued on assets and liabilities		(766,814)	(500,215)	(7,117)

Changes due to (increase) decrease in assets and liabilities affecting the operating flow:
Net (increase) decrease in accounts receivable from banks		(640,682)	1,409,687	(1,800,134)
Net (increase) decrease in loans and accounts receivables from customers		(1,170,415)	(2,915,171)	(1,140,644)
Net decrease (increase) of debt financial instruments held for trading at fair value through profit or loss		432,800	654,841	(2,793,550)
Net (increase) decrease in other assets and liabilities		134,650	(342,988)	309,080
(Decrease) increase in deposits and other demand obligations		(4,951,976)	3,369,787	3,843,145
Increase (decrease) in repurchase agreements and securities loans		143,986	(176,369)	(33,488)
Increase (decrease) in deposits and other time deposits		5,029,582	234,048	(1,901,014)
Sale of assets received in lieu of payment		18,772	10,824	13,730
Total net cash flows provided by (used in) operating activities		128,626	3,005,641	(2,472,359)

CASH FLOW FROM INVESTING ACTIVITIES:
Net (increase) decrease of debt financial instruments at fair value through other comprehensive income		(748,525)	(2,070,906)	285,558
Net decrease (increase) of debt financial instruments at amortized cost		6,257	(813,477)	—
Principal and interest payments for obligations under lease contracts	15	(32,375)	(30,585)	(28,705)
Leasedhold improvements		(2,543)	(1,386)	(847)
Property and equipment purchase	14	(18,706)	(34,193)	(28,471)
Property and equipment sale		1,332	214	401
Acquisition of intangibles	13	(56,891)	(30,222)	(18,631)
Acquisition of investments in companies	12	—	(7,847)	—
Dividend received of investments in companies		3,622	1,097	1,001
Total net cash flows from (used in) investing activities		(847,829)	(2,987,305)	210,306

CASH FLOW FROM FINANCING ACTIVITIES:
Attributable to the interest of the owners:
Redemption and payment of interest of letters of credit		(2,101)	(1,633)	(2,382)
Redemption and payment of interest on current bonds		(1,538,692)	(1,321,744)	(1,203,969)
Redemption and payment of interest on subordinated bonds		(58,050)	(16,277)	(17,057)
Current bonds issuance	20	1,355,816	1,661,016	889,135
Payment of common stock dividends	27	(539,827)	(220,271)	(350,538)
Increase (decrease) in obligations with foreign banks		527,027	(45,421)	(999,925)
Increase (decrease) in other financial obligations		94,146	83,137	52,683
(Decrease) increase in obligations with the Central Bank of Chile		(14)	1,237,814	3,110,600
Payment of other long-term borrowings		(107)	(207)	(16,963)
Attributable to non-controlling interest:
Dividend payment and/or withdrawals of paid-in capital in respect of the subsidiaries corresponding to the non-controlling interest		(1)	(1)	(1)
Total net cash flows from (used in) financing activities		(161,803)	1,376,413	1,461,583

VARIATION IN CASH AND CASH EQUIVALENTS DURING THE YEAR		(881,006)	1,394,749	(800,470)

Exchange variations effect		38,010	324,965	(34,366)
Opening balance of cash and cash equivalent	7	3,995,124	2,275,410	3,110,246

Final balance of cash and cash equivalent	7	3,152,128	3,995,124	2,275,410

		2022	2021	2020
		MCh$	MCh$	MCh$
Interest operating cash flow:
Interest and readjustments received		2,849,799	1,656,189	1,777,086
Interest and readjustments paid		(1,344,895)	(262,894)	(505,557)

The accompanying notes 1 to 47 are an

integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2022, 2021 and 2020

(Expressed in millions of Chilean pesos unless otherwise specified)

Reconciliation of liabilities arising from financing activities:

			Changes from non-cash Flow items
	31.12.2021	Net Cash Flow	Acquisition / (Disposals)	Foreign currency	UF Movement	31.12.2022
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Letters of credit	4,114	(2,101)	—	—	364	2,377
Bonds	9,474,791	(240,926)	—	(66,035)	1,108,645	10,276,475
Obligations with foreign banks	513,405	527,027	—	8,724	—	1,049,156
Obligations with the Central Bank of Chile	4,348,460	(14)	—	—	75	4,348,521
Other financial obligations	250,005	94,039	—	—	(14)	344,030
Dividends paid	—	(539,827)	—	—	—	(539,827)
Dividend payment and/or withdrawals of paid-in capital in respect of the subsidiaries corresponding to the non-controlling interest	—	(1)	—	—	—	(1)
Total liabilities from financing activities	14,590,775	(161,803)	—	(57,311)	1,109,070	15,480,731

The accompanying notes 1 to 47 are an

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

The Bank’s consolidated financial statements for the years 2022, 2021 and 2020 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

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

The Financial Statements of Banco de Chile as of and for the years ended December 31, 2022 and 2021 have been consolidated with those of its subsidiaries. The financial statements of the Bank’s subsidiaries are prepared for the same reporting year as for Banco de Chile, using consistent accounting policies.

(i)	Subsidiaries

Consolidated Financial Statements as of December 31, 2022 and 2021 incorporate financial statements of the Bank and its subsidiaries. According IFRS 10 – “Consolidated Financial Statements”, control requires exposure or rights to variable returns and the ability to affect those returns through power over an investee. Specifically, the Bank has power over the investee when it has existing rights that give it the ability to direct the relevant activities of the investee.

When the Bank has less than a majority of the voting rights of an investee, but these voting rights are enough to have the ability to direct the relevant activities unilaterally, then the Bank has control. The Bank considers all factors and relevant circumstances to evaluate if its voting rights are enough to obtain control, which includes:

●	The amount of voting rights that the Bank has, related to the amount of voting rights of the other stakeholders.

●	Potential voting rights maintained by the Bank, other holders of voting rights or other parties.

●	Rights that emanated from other contractual arrangements.

●	Any additional circumstance that indicate that the Bank has or does not have the ability to manage the relevant activities when decisions need to be made, including voting behavior patterns in previous shareholders’ meetings.

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

The following table details the entities in which the Bank, directly or indirectly – owns a controlling interest and that are therefore consolidated in these financial statements:

			Functional	Interest Owned
RUT	Subsidiaries	Country	Currency	Direct		Indirect		Total
				2022	2021	2022	2021	2022	2021
				%	%	%	%	%	%
96,767,630-6	Banchile Administradora General de Fondos S.A.	Chile	Ch$	99.98	99.98	0.02	0.02	100.00	100.00
96,543,250-7	Banchile Asesoría Financiera S.A.	Chile	Ch$	99.96	99.96	—	—	99.96	99.96
77,191,070-K	Banchile Corredores de Seguros Ltda.	Chile	Ch$	99.83	99.83	0.17	0.17	100.00	100.00
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Ch$	99.70	99.70	0.30	0.30	100.00	100.00
96,932,010-K	Banchile Securitizadora S.A. en Liquidación (*)	Chile	Ch$	—	99.01	—	0.99	—	100.00
96,645,790-2	Socofin S.A.	Chile	Ch$	99.00	99.00	1.00	1.00	100.00	100.00

(*) See Note No. 5, letter (b).

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

As of December 31, 2022 and 2021, the Bank does not control and therefore does not consolidate any SPEs.

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

Assets and liabilities in foreign currencies are shown at their equivalent value in Chilean pesos, calculated using the following exchange rates as of December 31, 2022 and 2021: Ch$850.20 and Ch$852.63 to US$1, Ch$6.45 and Ch$7.40 per JPY1, Ch$910.05 and Ch$965.00 per EUR1.

The amount of Ch$105,038 million corresponds to the net income from exchange, indexation and accounting hedging of foreign currency (net loss of Ch$15,962 million and net gain of Ch$156,662 million as of December 31, 2021 and 2020, respectively) shown in the Consolidated Statements of Income, includes the result of exchange operations, indexation and accounting hedges of foreign currency, including the conversion of assets and liabilities in foreign currency or indexed to exchange rate.

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

Some accounting matters particularly involve uncertainties and therefore require a considerable degree of estimation and critical judgment when applying accounting policies. Details on the use of estimates and judgment and their effect on the amounts recognized in the Financial Statements are included in the following notes:

-	Impairment of instruments at fair value through OCI (Notes No. 9 and No. 39)

-	Expected credit losses (Notes No. 11, No. 24 and No. 39)

-	Useful lives of intangible assets, property and equipment and leased assets and lease liabilities and investment properties (Notes No. 13, No. 14 and No. 15)

-	Goodwill valuation (Note No. 13)

-	Deferred taxes and income taxes (Note No. 16)

-	Other provisions (Note No. 24)

-	Contingencies and commitments (Note No. 28)

-	Fair value of financial assets and liabilities (Note No. 41)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(h)	Financial asset and liability valuation criteria:

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

Financial assets or liabilities are initially recognized at fair value plus transaction costs directly attributable to their purchase or issuance, except in the case of financial assets and financial liabilities recorded at fair value through profit or loss (“FVPL”).

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

(i)	Loans and advances to banks, loans to customers and other financial assets at amortized cost

The Bank measure loans and advances to banks, loans to customers and other financial assets at amortized cost as long as the following conditions are met:

-	The financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows from them.

-	The contractual terms of the financial asset give rise on specified dates on which cash flows are to be received and such cash flows are solely payments of principal and interest (“SPPI”) on the principal amount outstanding.

For classification process, the Bank performs the SPPI test, which assesses the contractual terms of the financial asset to identify whether they meet the SPPI criterion.

“Principal” for the purpose of this test is defined as the fair value of the financial asset at initial recognition and may change over the life of the financial asset (for example, if there are repayments of principal or amortization of the premium/discount).

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

In contrast, contractual terms that introduce a more than the minimis exposure to risks or volatility in the contractual cash flows that are unrelated to a basic lending arrangement do not give rise to contractual cash flows that are solely payments of principal and interest on the amount outstanding. In such cases, the financial asset is required to be measured at FVPL.

(ii)	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are securities acquired in order to generate profits from short-term price fluctuations or as a result of brokerage activities, or which are part of a portfolio on which a short-term profit-generating pattern exists. This item includes mainly Central Bank bonds and deposits from domestic banks and mutual fund investments.

Financial assets at fair value through profit or loss are stated at their fair value. Accrued interest, gains or losses from their fair market value adjustments, as well as gains or losses from trading activities, are included in “Net financial income (expense)” in the Consolidated Statement of Comprehensive Income. Dividends, interest and indexations are reported as “Net financial operating income” in the Consolidated Statement of Comprehensive Income.

All purchases and sales of financial assets at fair value through profit or loss that must be executed within the period established by market regulations or conventions are recorded using the trade date, which is the date on which the purchase or sale of the asset is committed. Any other purchase or sale is treated as a derivative (forward) until settlement occurs.

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

FVOCI debt instruments are measured at fair value with gains and losses arising due to changes in fair value are recognized in Other Comprehensive Income (“OCI”). Interest income and foreign exchange gains and losses are recognized in profit or loss. The Expected Credit Losses (“ECL”), which are measured and recorded pursuant to the IFRS 9 adoption, recorded for debt instruments measured at FVOCI does not reduce the carrying amounts of these financial assets, as these remain at fair value in the statement of financial position, but instead, an amount equal to the allowance that would result from the impairment is recognized in OCI, with a corresponding charge to profit or loss. The accumulated loss recognized in OCI is recycled to profit or loss upon derecognition of the asset.

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

(iv)	Operations under resale and repurchase agreements:

The Bank carries out operations under resale agreements as a form of investment. The securities purchased under these agreements are not recognized on the Bank’s Consolidated Statement of Financial Position. The consideration paid is recognized under “Rights by resale agreements and securities lending” reflecting the transaction’s economic substance as a loan granted by the Bank. The difference between the purchase and the resale price is recorded in “Net interest income” and is accrued over the duration of the agreement using its effective interest rate. This treatment reflects the economic substance as a loan to the Bank.

The Bank also carries out operations under repurchase agreements as a form of financing. The securities sold under a repurchase agreement at a specific date in the future are not derecognized from the Consolidated Statement of Financial Position because the Bank retains all the risks and rewards of the ownership of the securities. The corresponding cash received is recognized in the balance sheet as an asset, and the corresponding obligation to return the cash, including any accrued interest, is recognized as a liability under “Obligations by repurchase agreements and securities lending”. The difference between the sale and the repurchase price is treated as “Net interest expense” and is accrued over the duration of the agreement using the effective interest rate.

The treatment of secured lending and financing transactions follows the principles laid out above. As of December 31, 2022 and 2021, there were no operations corresponding to securities lending.

(v)	Lease contracts

Accounts receivable relating to leasing contracts, included under the caption “Loans to customers”, correspond to periodic rent installments of contracts, which meet the definition to be classified as financial leases and are presented at their nominal value net of unearned interest as of each year-end.

(vi)	Factoring transactions

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

In those cases, where the transfer of these instruments was made without responsibility of the grantor, it is the Bank who assumes the insolvency risks of those required to pay.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(i)	Financial asset and liability per financial statement line items, continued:

(vii)	Financial guarantees:

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

(viii)	Impairment of loans:

(viii.1) Overview of the principles of Expected Credit Loss (“ECL”)

The Bank records an allowance for expected credit loss for all loans and other debt financial assets not held at FVPL, together with loan commitments and financial guarantee contracts, all referred to as “financial instruments”. Equity instruments are not subject to impairment under IFRS 9.

In this context, and specifically within the scope of the impairment methodology required by IFRS 9, the following key elements are identified:

●	Estimate of expected loss based on a scenario analysis.

●	Calculation based on three stages, each as described below.

●	Forward looking analysis of macroeconomic factors and their impact in risk parameters, such as Gross Domestic Product (“GDP”) growth, unemployment rates and Central Banks interest rates.

(viii.2) Expected Credit Loss (“ECL”)

The expected credit loss reflects an unbiased probability-weighted range of possible economic outcomes. This is achieved by generating three economic scenarios: base, upside and downside.

IFRS 9 requires that a provision be recognized since the date a loan is originated based on its expected credit loss.

IFRS 9 proposes to calculate the expected credit loss based on a staging allocation process that considers three main buckets:

Stage 1: No significant increase in risk

Financial assets whose credit quality has not significantly deteriorated since initial recognition. Twelve months expected losses are recognized. This stage also includes those credits which have been reclassified from stage 2.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(i)	Financial asset and liability per financial statement line items, continued:

Stage 2:	With a significant increase in risk

Financial assets that experienced a significant increase in credit risk since initial recognition, but that do not have objective evidence of impairment are allocated stage 2 operations and are provisioned considering the financial instrument expected life (lifetime); for the discount of the expected losses, the effective rate at the time of origination is used, calculated on the gross amount in the Bank’s books. This stage also includes those credits which have been reclassified from stage 3.

Stage 3:	Objective impairment evidence

Financial assets that have objective evidence of impairment at the reporting date are allocated to stage 3, the expected credit losses will consider a lifetime approach. The cash flows discount rate used for this stage corresponds to that of the effective interest rate (“EIR”) applied at the origination of the credit.

POCI:	Purchased or Originated Credit Impaired

Purchased or originated credit impaired (“POCI”) assets are financial assets that are credit impaired on initial recognition. POCI assets are recorded at fair value at original recognition and interest income is subsequently recognized based on a credit-adjusted EIR. ECLs are only recognized or released to the extent that there is a subsequent change in their expected credit losses.

The classification of the assets is of special relevance due to the different time horizons considered in the calculation of the provision for customers classified in stage 1 and those classified in stage 2.

The definition of significant risk increase (“SRI”) plays a key role since the amount of provision depends on the interpretation of this concept.

Individual classified loans

An individual analysis of debtors is applied to individuals and companies that are of such significance considering size, complexity or level of exposure to the Bank, and they must be analyzed in detail.

The Bank classifies the debtors and their operations related to loans into one of three categories of loan portfolio: Normal, Substandard and Non-complying Loans. This internal rating considers the quantitative variables used to determine the SRI in order to establish the appropriate provisions.

i.	Normal Loans:

Normal loans correspond to borrowers who are up to date on their payment obligations and no sign of impairment in their credit quality are shown. This situation is reflected in the internal rating that varies from A1 to A6. All exposures rated from A1 to A6 are allocated to stage 1. Exposures rated from A1-A3 downgraded to A5 or exposures rated A1-A4 downgraded to A6 in a 12-month period are allocated to stage 2.

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

This category also includes all loans that are more than 30 days past due.

This situation is reflected in the internal rating that considers four classifications from B1 to B4. All exposures rated at these levels are as allocated to stage 2.

iii.	Non-complying Loans:

Non-complying loans correspond to borrowers whose payment capacity is seriously at risk and who have a high likelihood of filing for bankruptcy or are renegotiating credit terms to avoid bankruptcy. This category comprises all loans outstanding from debtors for which payments are more than 90 days past due.

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

(viii.3) Significant risk increase (“SRI”) (quantitative criteria):

Significant increase in risk is determined on a quantitative manner, based on changes in Lifetime Probability of Default (“LPD”). A loan is impaired whenever LPD at calculation date is significantly greater than LPD estimated at the loan origination date. In order to estimate current LPD, macroeconomic factors and their projections are taken into account. In addition, negative behavior records (delinquency over 60 days, default (considering a 4-month probation period) or written off balances) at the public bureau (reporting entities only, banks under supervision of the local regulator) trigger a transition to stage 2.

(viii.4) Default events

In addition to the quantitative criteria described in the previous section, other aspects are considered as indicators of SRI, for which the following entry conditions to the different stages are considered:

A default event is due whenever payments are more than 90 days past due or for a forbearance of a loan that is more than 60 days past due.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(i)	Financial asset and liability per financial statement line items, continued:

Default events are partially identified on a borrower basis: a default event in any exposure triggers a default across any other exposure except for residential mortgages. Instead, residential mortgages do trigger a default event on every other exposure.

In these cases, loans are classified as stage 3.

(viii.5) Probation period

Probation periods have been set in order to regulate transitions from stage 3 to stage 2, and from stage 2 to stage 1 as well. Transitions from stage 3 to stage 1 are not allowed. Transitions are determined on a monthly basis.

●	Transitions from stage 2 to stage 1: No probation period is used for this transition.

Wholesale exposures: an exposure will be considered to have a significant increase in risk if any of the following are true:

-	The client is rated in one of the two last grades of stage 1, having been downgraded during the last 12 months.

-	The client is currently rated in the last grade of stage 1 (even in the case of not having been downgraded).

-	Any of the client’s obligations are past due 60 days or more.

-	Renegotiated loans that have been past due between 30 and 59 days.

Retail exposures: an exposure will be considered to have a significant increase in risk if any of the following are true:

-	The client has rescheduled a loan while it was past due 60 days or more.

-	The exposure is past due 30 days or more.

-	The exposure shows an increase in its default risk, quantitatively defined as follows:

Lifetime PD – PD at inception > Average PD

●	Transitions from stage 3 to stage 2: Probation period is aligned with local statutory accounting, therefore it should accomplish the following criteria:

-	No obligation of the debtor shows a delay in its payment of more than 30 calendar days.

-	Have not been granted new refinancing to pay the obligations.

-	At least one of the payments made includes capital amortization.

-	If the debtor has some credit with partial payments in periods of less than six months, at least two payments have been made.

-	If the debtor must pay monthly instalments for one or more credits, at least four consecutive instalments have been paid.

-	All debtor obligations across the Chilean financial system are current, except for insignificant amounts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(i)	Financial asset and liability per financial statement line items, continued:

(viii.6) The ECL calculation

The Bank calculates the ECL based on probability-weighted scenarios to measure the expected credit losses discounted at its effective interest rate (“EIR”). Losses are defined as the difference between the cash flows expected to be received by the Bank versus the contractual cash flows.

For the calculation of the ECL, the following key parameters should be considered:

●	Probability of Default (“PD”)

The PD provides the likelihood that a borrower will not be able to meet debt obligations within a certain period. Point in time estimates are used. Depending on the stage on which the exposure is classified, the time horizon may vary from one year (for stage 1) to lifetime (for stage 2). Naturally, stage 3 exposures carry a PD = 1.

●	Exposure at Default (“EAD”) and Credit Conversion Factor (“CCF”)

The EAD parameter represents an estimate of the amount of loss the bank may face in the event of the borrower’s default. This exposure can be either an asset or a contingent exposure. The latter includes unused limits on revolving facilities such as credit cards, lines of credit, Letters of Credit, etc.; in such cases unused limits are weighted by their CCF, which is an estimate of further utilization before default time.

●	Loss Given Default (“LGD”)

The LGD parameter is defined as the likely loss intensity in case of a borrower’s default. It provides an estimation of the exposure that cannot be recovered in a default event and therefore captures the severity of a loss. It is expressed as a percentage of the EAD. Inflows (payments) and outflows are considered in calculating LGD.

(ix)	Loans write-off

Criteria under which loans are written-off when collection efforts have been exhausted, but not later than the following maximum periods:

Type of Loan	Term
Consumer loans – secured and unsecured	6 months
Other transactions – unsecured	24 months
Commercial loans – secured	36 months
Residential mortgage loans	48 months
Consumer leases	6 months
Other non-real estate lease transactions	12 months
Real estate leases (commercial or residential)	36 months

The term represents the time elapsed by a loan from the date on which the unpaid collection or portion is in default.

Cash recoveries on written-off loans are recorded directly through the income statement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(i)	Financial asset and liability per financial statement line items, continued:

(x)	Renegotiated loans:

The Bank attempts to restructure loans rather than to take possession of collateral when economically convenient. This may involve extending the payment arrangements and the agreement of new loan conditions. After having renegotiated contractual terms, any impairment is measured using the original effective interest rate as calculated before the modification of terms and the loan is no longer considered past due. Forbearances are continuously reviewed by management to ensure that all criteria are met and that future payments are likely to occur. The loans continue to be subject to an individual or collective impairment assessment, calculated using the loan’s original effective interest rate.

(xi)	Modified loans:

When the contractual cash flows of a debt financial instrument are renegotiated or modified, the Bank distinguishes the modifications that originate in financial difficulties of the debtor, from those that are of a commercial nature.

●	Contractual modifications due to financial difficulties of the debtor: These occur when the Bank modifies the contractual conditions originally agreed so that the debtor can comply with its payment obligations. When the modification is substantial, it is recorded as a derecognition and the new loan is valued at fair value, and when the modification is not substantial, the loan is not derecognized, and its amortized cost must be adjusted based on the difference between the book value before the modification and the present value of the flows of the modified operation using the effective interest rate (EIR) of the original credit.

●	Contractual modifications for other commercial reasons: These operations normally respond to general market situations at the time of the modification. Such modifications are treated as a total or partial cancellation of the original operation and the recording of a new operation at fair value.

(xii)	Collateral valuation:

The Bank seeks to use collateral, where possible, to mitigate its risks on financial assets. The collateral comes in various forms such as mortgages, pledges, securities, other non-financial assets and credit enhancements. The fair value of collateral is generally assessed, at a minimum, at inception through a certified appraiser, considering factors such as location, collateral type, and observable market value, among others. Additionally, the settlement costs, the time required to sell off the assets and the potential adverse market conditions are considered as well. However, some types of collateral, such as securities, are valued daily. To the extent possible, the Bank uses active market data for valuing financial assets held as collateral. (See Note No. 44 for further analysis of collateral).

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

(k)	Interest and UF indexation revenue/expense:

Interest and UF indexation revenue/expense are recognized in the Consolidated Statement of Income using the effective interest rate method. The effective interest rate is the rate which exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument (or a shorter period) where appropriate, to the carrying amount of the financial asset or financial liability. To calculate the effective interest rate, the Bank determines cash flows by taking into account all contractual conditions of the financial instrument, excluding future credit losses.

The effective interest rate calculation includes all fees and other amounts paid or received that form part of the effective interest rate. Transaction costs include incremental costs that are directly attributable to the purchase or issuance of a financial asset or liability.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(l)	Commission income and expense:

Income and expenses from commissions are recognized in the Consolidated Income Statement using the criteria established in IFRS 15 “Revenue from contracts with customers”.

Under IFRS 15, revenues are recognized considering the terms of the contract with customers. Revenue is recognized when, or as the performance obligation is satisfied by transferring the goods or services committed to the customer.

Under IFRS 15, revenues are recognized using different criteria depending on their nature. The most significant are:

−	Those that correspond to a singular act, when the act that originates them takes place.

−	Those that originate in transactions or services that are extended over time, during the life of such transactions or services.

−	Commissions on loan commitments and other fees related to credit operations are deferred (together with the incremental costs directly related to the placement) and recognized as an adjustment to the effective interest rate of the placement. In the case of loan commitments, when there is no certainty of the date of effective placement, the commissions are recognized on a linear basis in the duration period of the commitment.

The income from commissions corresponds mainly to:

−	Commissions for credit prepayment: These commissions are accrued at the time the credits are prepaid.

−	Commissions for lines of credit and overdrafts: These commissions are accrued in the period related to the granting of lines of credit and overdrafts in checking accounts.

−	Commissions for warranty by endorsement and letters of credit: These commissions are accrued in the period related to the granting by the bank of payment guarantees for real or contingent obligations of third parties.

−	Commissions for card services: Correspond to commissions accrued for the period, related to the use of credit cards, debit cards and other.

−	Commissions for account management: Includes commissions for the maintenance of current accounts and other deposit accounts.

−	Commissions for collections and payments: Includes commissions generated by the collection and payment services provided by the Bank.

−	Commissions for intermediation and management of securities: correspond to income from brokerage service, placements, administration and custody of securities.

−	Remuneration for administration of mutual funds, investment funds or others: corresponds to the commissions from the General Fund Administrator for the administration of third-party funds.

−	Remuneration for brokerage and insurance consulting services: Income from brokerage and insurance advice by the Bank or its subsidiaries is included.

−	Commissions for factoring operations services: Commissions for factoring operations services performed by the Bank are included.

−	Commissions for services of financial leasing operations: Commissions for services of financial leasing operations carried out by the Bank as lessor are included.

−	Commissions for financial consulting services: Commissions for financial advisory services performed by the Bank and its subsidiary are included.

−	Other commissions earned: Includes income generated from foreign currency exchange, issuance bank guarantees, issuance of bank check, use of distribution channels, agreement on the use of a brand and placement of financial products and cash transfers, and recognition of payments associated with commercial alliances, among others.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(l)	Commission income and expense, continued:

Expenses from commission include:

−	Commissions for card operations: Commissions paid for credit and debit card operations are included.

−	Commissions for licensing the use of card brands

−	Expenses for obligations of loyalty and merits programs for card customers.

−	Commissions for operations with securities: Commissions for deposit and custody of securities and brokerage of securities are included.

−	Other commissions for services received: Commissions are included for guarantees and endorsements of Bank obligations, for foreign trade operations, for correspondent banks in the country and abroad, for ATMs and electronic fund transfer services.

−	Commissions for compensation of large value payments: Corresponds to commissions paid to entities such as ComBanc, CCLV Contraparte Central, etc.

(m)	Property and equipment:

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

Estimated useful lives for 2022 and 2021 are as follows:

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

The Bank applies the same accounting policies for its other financial liabilities.

(s)	Derivative instruments:

A “Derivative instrument” is a financial instrument whose value changes in response to changes in an observable market variable (such as an interest rate, exchange rate, the price of a financial instrument or a market index, including credit ratings), whose initial investment is very small in relation to other financial instruments with a similar response to changes in market conditions and which is generally settled at a future date.

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

The Bank has chosen to continue applying the hedge accounting requirements of IAS 39 when adopting IFRS 9.

Certain derivatives transactions that do not qualify for hedge accounting are treated and reported as derivatives for trading purposes even though they provide an effective hedge on the risk of net positions.

Changes in the fair value of derivative contracts that qualify for hedge accounting are recorded, as follows:

●	If derivative contracts qualify for hedge accounting of changes in the fair value of assets, liabilities or unrecognized firm commitments (Fair Value Hedge), changes in the fair value of both the hedged asset (or liability) and the hedging derivative are recognized in the income statement under “Interest revenue and expenses” and/or “Foreign Exchange Transactions, Net”, depending on the risk being hedged. On the other hand, any ineffective portion of the Fair Value Hedge is recognized in the income statement under “Net Financial Operating Income”.

●	If derivative contracts qualify for hedge accounting of the variability of future cash flows from highly probable future transactions and/or floating rate assets or liabilities (Cash Flow Hedge), the changes in fair value are recorded in Equity under “Other Comprehensive Income”, to the extent that the hedge is effective. Changes in the fair value of the Cash Flow Hedge are subsequently reclassified to the income statement when and where the hedged item affects the Bank’s results (e.g. to Interest Revenues and Expenses and/or Foreign Exchange Transactions when the hedged instrument affects the income statement because of interest rate risk, or exchange rate risk, respectively). On the other hand, any ineffective portion of the Cash Flow Hedge is recognized in the comprehensive statement of income under the “Net Financial Operating Income” line item.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(s)	Derivative instruments, continued:

Finally, if the hedging instrument does not continue qualifying for hedge accounting and/or it is terminated, sold, suspended or executed, the hedge accounting is discontinued prospectively. In this case, gains/losses already accrued will remain in Equity until the expected transactions occur. In that moment, gains/losses will be recorded in the Income Statement (under “Interest Revenues or Expenses” and/or “Foreign Exchange Transactions” depending on the risk being hedged) as long as transactions occur. Otherwise, if transactions are expected to fail, the changes in fair value are immediately recognized in the Income Statement (under “Interest Revenues or Expenses” and/or “Foreign Exchange Transactions” depending on the risk that was used to be hedged)”.

(t)	Customer loyalty programs:

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

(u)	Provisions and contingent liabilities:

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(u)	Provisions and contingent liabilities, continued:

The following are classified as contingent credits in the complementary information:

(i)	Undrawn credit lines: Considers the unused amounts of lines of credit that allow customers to make use of credit without prior decisions by the bank.

(ii)	Undrawn credit lines with immediate termination: Considers those undrawn credit lines, defined in the previous numeral, that the bank can unconditionally cancel at any time and without prior notice, or for which its automatic cancellation is contemplated in case of deterioration of the debtor’s solvency, as permitted by the current legal framework and the contractual conditions established between the parties.

(iii)	Letters of credit for goods circulation operations: Considers the commitments that arise, both to the issuing bank and to the confirming bank, from self-settled commercial letters of credit with a maturity period of less than 1 year, arising from merchandise circulation operations (for example, confirmed foreign or documentary letters of credit). Includes documentary letters of credit issued by the Bank, which have not yet been negotiated.

(iv)	Debt purchase commitments in local currency abroad: Note issuance facility (“NIF”) and revolving underwriting facility (“RUF”) are considered.

(v)	Transactions related to contingent events: Guarantee bonds with promissory notes.

(vi)	Warranty by endorsement and sureties: Includes warranty by endorsement, sureties and standby letters of credit. In addition, it includes the payment guarantees of buyers in factoring operations.

(vii)	Other credit commitments: Includes the unplaced amounts of committed credits, which must be disbursed on an agreed future date or processed when the contractually foreseen events occur with the client, as occurs in the case of irrevocable credit lines linked to the progress status of projects.

(v)	Provisions for minimum dividends:

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(w)	Employee benefits:

(i)	Staff accrued vacations

The annual costs of vacations and staff benefits are recognized on an accrual basis.

(ii)	Other short-term benefits

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

Obligations for this defined benefits plan are valued according to the projected unit credit actuarial valuation method, using inputs such as staff turnover rates, expected salary growth in wages and probability that this benefit will be used, discounted at current long-term rates (5.50% as of December 31, 2022 and 5.70% as of December 31, 2021).

The discount rate used corresponds to the rate of 10-year Bonds in pesos of the Central Bank of Chile (BCP).

Actuarial gains and losses are recognized as Other Comprehensive Income at the end of each reporting period. There are no past service costs that would have to be recognized by the Bank.

(x)	Equity reserves:

The equity reserves recorded in the Bank’s Statement of Financial Position include:

i.	Reserves from Earnings: This item includes all the reserves that were originated from earnings and that by legal or statutory dispositions, or agreements of the shareholders’ meeting, will not be distributed in the form of future dividends.

ii.	Other reserves: This item includes all the reserves that do not come from earnings and that do not correspond to those indicated in previous items.

iii.	Other comprehensive income: This item comprises changes in the fair value of cash flow hedges and financial instruments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(y)	Earnings per share:

The basic earnings per share is determined by dividing the net income attributed to the Bank’s owners in a period and the weighted average number of shares outstanding during that period.

Diluted earnings per share are determined similarly to basic earnings, but the weighted average number of outstanding shares is adjusted to take into account the potential dilutive effect of the options on shares, warrants and convertible debt. As of December 31, 2022 and 2021, there are no dilutive items on basic earnings per share.

(z)	Cash and cash equivalents:

The Consolidated Statement of Cash Flows shows the changes in cash and cash equivalents derived from operating activities, investment and financing activities during the year. The indirect method has been used in the preparation of this statement of cash flows.

For the preparation of Consolidated Financial Statements of Cash Flow, the following concepts have been considered:

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

(aa) Segment reporting:

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

(ab) Fiduciary activities:

The Bank provides trust and other fiduciary services that result in the holding or investing of assets on behalf of the clients. Assets held in a fiduciary capacity are not reported in the financial statements, as they are not the assets of the Bank.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(ac)	Identifying and measuring impairment on non-financial assets

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

Amendments that resulted from improvements to IFRS to the following standards did not have any significant impact on the accounting policies, financial position or performance of the Bank:

Annual Improvements to the IFRS Standards 2018-2020. IFRS 1 First-time Adoption of International Financial Reporting Standards - Affiliate as first time adopter: The amendment allows a subsidiary that applies paragraph D16(a) of IFRS 1 to measure cumulative translation differences using the amounts reported by its parent, based on the parent’s date of transition to IFRS. IFRS 9 Financial Instruments - The amendment clarifies what fees an entity includes when applying the “10 per cent” test in paragraph B3.3.6 of IFRS 9 when assessing whether a financial liability should be derecognized. An entity includes only fees paid or received between the entity (the borrower) and the lender, including fees paid or received by the entity or the lender on behalf of the other. IFRS 16 Leases - Leasing incentives: The amendment removes from Illustrative Example 13 the reimbursement of improvements to the lessor to resolve any possible confusion, which may arise, regarding the treatment of lease incentives.

Amendments to IAS 37 Provisions, Contingent Liabilities and Contingent Assets, which specify the costs that an entity must include when evaluating whether a contract will cause losses, these costs include those that are directly related to the contract and may be incremental costs of fulfilling that contract, or an allocation of other costs that relate directly to the fulfillment of contracts

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

4.	Changes in Accounting policies, Estimates and Disclosures:

a)	Changes in Estimates - Refinements to ECL models used for calculation

COVID-19 pandemic and the various Goverment support measures resulted in an economic environment which differed significantly from the historical economic conditions upon which the impairment models were built. As a result, there was a greater need for management judgements to be applied alongside the use of models as of December 31, 2021.

During 2022 the direct impact of the pandemic on economic performance has reduced, resulting in the release of all material judgements required specifically to capture COVID-19 risks.

The assessment of SICRs and the measurement of ECLs required to be based on reasonable and supportable information that is available to an entity without undue cost or effort. The Bank has developed estimates based on the best available information about past events, current conditions and forecasts of economic conditions. In assessing forecast conditions, the Bank has considered the effects of COVID-19 and the government support measures that were taken. Indeed, in September 2022, the Bank completed a calibration of parameters, such as: a) PD models, considering more recent information concerning COVID-19 pandemic and including new macroeconomics, b) SICRs were adjusted, carrying out a more retrospective comparison of credit rating and c) improvements were made regarding the recognition of collateral, obtaining a more precise estimate of the expected credit loss. The impact of calibrations or refinements in the ECL models and assumptions resulted in an inmaterial amount.

b)	Changes in Accounting plan

During 2022, changes were incorporated into the accounting plan, both in the coding of accounts and in their description. Said changes seek to improve the quality of financial information in order to facilitate the reading, understanding and comparison of the financial statements, along with providing the banking system with more detailed financial information. These changes also ensure that the financial statements comply with the standards of IAS 1 and other applicable accounting standards.

The impacts to these Consolidated Financial Statements according to the changes mentioned above are detailed below:

Consolidated Balance Sheet as of December 31, 2021

	as of December 31, 2021
	Reported Balance	Reclassifications		New Balance
	MCh$	MCh$	Ref.	MCh$
ASSETS
Cash and due from banks	3,713,734	—		3,713,734
Transactions in the course of collection	326,446	—		326,446
Derivative instruments	2,983,298	(2,983,298)	a	—
Financial assets held-for-trading	3,876,695	(3,876,695)	b	—
Financial assets held-for-trading at fair value through profit and loss:
Derivative financial instruments	—	2,705,496	a	2,705,496
Debt financial instruments	—	3,737,942	b	3,737,942
Others	—	138,753	b	138,753
Non-trading financial assets mandatorily measured at fair value through profit or loss	—	—		—
Financial assets at fair value through profit or loss	—	—		—
Financial assets at fair value through other comprehensive income:
Debt financial instruments	3,054,809	—		3,054,809
Equity instruments	6,365	—		6,365
Derivative financial instruments for hedging purposes	—	277,802	a	277,802
Financial assets at amortized cost:
Rights by resale agreements and securities lending	64,365	—		64,365
Debt financial instruments	839,744	—		839,744
Loans and advances to Banks	1,529,751	—		1,529,751
Loans to customers - Commercial loans	19,353,491	—		19,353,491
Loans to customers - Residential mortgage loans	10,307,542	—		10,307,542
Loans to customers - Consumer loans	3,931,344	—		3,931,344
Investments in other companies	46,923	—		46,923
Intangible assets	105,942	—		105,942
Property and equipment	222,320	—		222,320
Right-of-use assets	100,188	—		100,188
Current tax assets	—	—		—
Deferred tax assets	276,400	—		276,400
Other assets	674,115	(7,004)	c;d	667,111
Non-current assets and disposal groups held for sale	—	19,480	c	19,480
Investments properties	12,476	(12,476)	d	—
TOTAL ASSETS	51,425,948	—		51,425,948

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

4.	Changes in Accounting policies, Estimates and Disclosures, continued:

	as of December 31, 2021
	Reported Balance	Reclassifications		New Balance
	MCh$	MCh$	Ref.	MCh$
LIABILITIES
Transactions in the course of payments	210,479	—		210,479
Obligations under repurchase agreements	95,009	(95,009)	e	—
Derivative instruments	2,773,476	(2,773,476)	a	—
Financial liabilities held for trading at fair value through profit or loss:
Derivative financial instruments	—	2,772,780	a	2,772,780
Others	—	—		—
Financial liabilities designated as at fair value through profit or loss	—	—		—
Derivative Financial Instruments for hedging purposes	—	696	a	696
Financial liabilities at amortized cost:
Current accounts and other demand deposits	18,542,791	—		18,542,791
Saving accounts and time deposits	9,140,006	—		9,140,006
Obligations by repurchase agreements and securities lending	—	95,009	e	95,009
Borrowings from financial institutions	4,861,865	—		4,861,865
Debt financial instruments issued	9,478,905	(917,510)	f	8,561,395
Other financial obligations	274,618	(24,613)	g	250,005
Lease liabilities	95,670	—		95,670
Debt financial instruments issued for regulatory capital purposes	—	917,510	f	917,510
Provisions
Provision for dividends	237,877	—		237,877
Provisions for contingent loan credit risk	93,049	—		93,049
Other provisions	958	35,937	h	36,895
Currents tax liabilities	112,283	—		112,283
Deferred tax liabilities	—	—		—
Employee benefits	106,963	—		106,963
Other liabilities	583,027	(11,324)	g;h	571,703
Liabilities included in disposal groups held for sale	—	—		—
TOTAL LIABILITIES	46,606,976	—		46,606,976
EQUITY
Attributable to equity holders of the parent:
Capital	2,418,833	—		2,418,833
Reserves	904,059	—		904,059
Accumulated other comprehensive income	41,617	—		41,617
Retained earnings:
Retained earnings from previous periods	636,023	—		636,023
Income for the year	1,056,316	—		1,056,316
Less: Provision for dividends	(237,877)	—		(237,877)
Non-controlling interest	1	—		1
TOTAL EQUITY	4,818,972	—		4,818,972
TOTAL LIABILITIES AND EQUITY	51,425,948	—		51,425,948

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

4.	Changes in Accounting policies, Estimates and Disclosures, continued:

Reclassifications:

a)	The assets and liabilities “Derivative instruments” are separated into “Derivative financial instruments held for trading at fair value through profit or loss” and “Derivative Financial Instruments for hedging purposes”.

b)	Debt financial instruments and mutual funds were reclassified from “Financial assets held-for-trading” to “Financial assets held-for-trading at fair value through profit or loss”.

c)	Investment in Nexus S.A and assets received in lieu of payment were reclassified from “Other assets” to “Non-current assets and disposal groups held for sale”.

d)	Investment properties were reclassified from “Investment properties” to “Other assets”.

e)	Short sales of shares were reclassified from “Obligations under repurchase agreements” to “Obligations by repurchase agreements and securities lending at amortized cost”.

f)	Subordinated bonds were reclassified from “Debt financial instruments issued” to “Debt financial instruments issued for regulatory capital purposes”.

g)	Suppliers of goods for leasing were reclassified from “Other financial obligations” to “Other liabilities”.

h)	Loyalty provision were reclassified from “Other Liabilities” to “Other provisions”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

4.	Changes in Accounting policies, Estimates and Disclosures, continued:

Consolidated Income Statement as of December 31, 2021

	as of December 31, 2021
	Reported Balance	Reclassifications		New Balance
	MCh$	MCh$	Ref.	MCh$
STATEMENT OF INCOME
Interest revenue	2,388,470	—		2,388,470
Interest expense	(814,448)	—		(814,448)
Net interest income	1,574,022	—		1,574,022

Income from commissions	584,321	—		584,321
Expense from commissions	(129,293)	—		(129,293)
Net income from commissions	455,028	—		455,028

Net Financial income (expense)	186,941	(15,962)	a	170,979
Foreign exchange transactions, net	(15,962)	15,962	a	—
Income attributable to investments in other companies	—	1,793	b	1,793
Result from non-current assets and disposal groups held for sale not admissible as discontinued operations	—	1,986	c	1,986
Other operating income	34,056	(12,993)	c;d	21,063
TOTAL OPERATING INCOME, BEFORE EXPECTED CREDIT LOSSES	2,234,085	(9,214)		2,224,871

Expected credit losses	(19,172)	—		(19,172)

TOTAL OPERATING INCOME, NET OF EXPECTED CREDIT LOSSES	2,214,913	(9,214)		2,205,699

Expenses from salaries and employee benefits	(450,952)	—		(450,952)
Administrative expenses	(324,625)	—		(324,625)
Depreciation and amortization	(76,798)	—		(76,798)
Impairment of non-financial assets	(1,690)	—		(1,690)
Other operating expenses	(30,355)	11,007	c;d	(19,348)
TOTAL OPERATING EXPENSES	(884,420)	11,007		(873,413)

Income attributable to associates	1,793	(1,793)	b	—

NET OPERATING INCOME	1,332,286	—		1,332,286

Income taxes	(275,969)	—		(275,969)

NET INCOME FOR THE YEAR	1,056,317	—		1,056,317

Reclassifications:

a)	Income and expense from foreign exchange were included as part of “Net Financial income (expense)”.

b)	Income from investments in associates and other companies were reclassified from “Income attributable to associates” to “Other operating income”.

c)	Expenses for assets received in lieu of payment and income from sale of noncurrent assets were reclassified from “Other operating expenses” and “Other Operating income” to “Result from non-current assets and disposal groups held for sale not admissible as discontinued operations”.

d)	Income for recovery of expenses for credit operations of financial leasing and other operational risk events were reclassified from “Other operating income” to “Other Operating expenses”.

During the year ended December 31, 2022, there have been no other significant accounting changes that affect the presentation of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.	Relevant Events:

(a)	On January 27, 2022, the Board of Directors of Banco de Chile agreed to convene an Ordinary Shareholders Meeting on March 17, 2022 in order to propose, among other matters, the following:

1.	The following distribution of profits for the year ended on December 31, 2021:

i.	Deduct and withhold from the net income of the year, an amount equivalent to the effect of inflation of the paid capital and reserves according to the variation of the Consumer Price Index that occurred between November 2020 and November 2021, amounting to Ch$253,093,655,744 which will be added to retained earnings from previous periods.

ii.	Distribute in the form of a dividend the remaining liquid profit, corresponding to a dividend of Ch$5.34393608948 to each of the 101,017,081,114 shares of the Bank.

Consequently, the distribution as dividend of 68.1% of the profits for the year ending December 31, 2021, was proposed.

2.	The shareholders who choose to, may at their option apply all or part of their dividend to the optional and transitory taxation regime that contemplates a substitute tax payment for the final taxes, called ISFUT (for its Spanish initials), in accordance with the transitory article 25 of Law No. 21,210.

3.	The dividend, if approved by the Meeting, would be paid on March 31, 2022.

(b)	On July 19, 2022, the Liquidation Commission of the subsidiary Banchile Securitizadora S.A. en Liquidación agreed to approve in all its parts the end of the liquidation process, the final account and the distribution of capital to its shareholders, according to its balance sheet as of June 30, 2022. This return of capital to each of the shareholders was materialized on July 29, 2022.

(c)	On September 30, 2022, as reported by an essential event dated November 30, 2021, Banco de Chile, together with the rest of the shareholder banks of the banking support company “Operadora de Tarjeta de Crédito Nexus S.A.” (hereinafter, “Nexus”) reached an agreement with Minsait Payments Systems Chile S.A. (a subsidiary of the Spanish company Indra Sistemas S.A.) for the sale of 100% of the shares they own in Nexus, subject to the fulfillment or waiver of various conditions precedent, among which was the authorization of the CMF for the sale of 100% of the shares of Nexus and that the transaction was approved by the National Economic Prosecutor (hereinafter, the “Transaction”).

Having fulfilled the conditions for the closing of the Transaction, on September 30, 2022, the closing of the same has been carried out and, consequently, Minsait Payments Systems Chile S.A. has acquired 100% of Nexus shares. As of that date, the price of the Transaction amounts to Ch$8,900,682,219, notwithstanding the price adjustments and additional payments provided for in the Nexus share purchase agreement, if the milestones and conditions established therein are met.

As a result of the foregoing, Minsait, Payments Systems Chile S.A. has taken control of Nexus and Banco de Chile together with the rest of the shareholder banks have ceased to be shareholders of Nexus.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.	Relevant Events, continued:

(d)	During the year 2022 Banco de Chile reported as essential fact the following placements in the local market of senior, dematerialized and bearer bonds issued by Banco de Chile and registered in the Securities Registry of the Financial Market Commission:

Date	Registration number in the Securities Registry	Serie	Amount	Currency	Maturity date	Average rate
November 2, 2022	11/2015	CN	2,000,000	UF	02/01/2034	3.20%
November 2, 2022	11/2015	CO	2,000,000	UF	06/01/2034	3.20%
November 2, 2022	11/2015	CQ	2,000,000	UF	10/01/2034	3.20%
November 14, 2022	11/2015	CK	2,000,000	UF	08/01/2033	2.65%
November 18, 2022	11/2015	CM	500,000	UF	12/01/2033	2.60%
November 21, 2022	15/2016	DV	10,000,000,000	CLP	05/01/2027	6.33%
November 22, 2022	15/2016	DV	40,000,000,000	CLP	05/01/2027	6.30%
December 2, 2022	15/2016	DU	38,500,000,000	CLP	01/01/2027	6.41%
December 2, 2022	11/2015	BU	550,000	UF	08/01/2029	2.44%
December 5, 2022	11/2015	CM	250,000	UF	12/01/2033	2.31%
December 7, 2022	11/2015	CL	2,000,000	UF	10/01/2033	2.55%
December 7, 2022	11/2015	CM	1,250,000	UF	12/01/2033	2.55%
December 7, 2022	11/2022	GJ	4,000,000	UF	11/01/2035	2.60%
December 12, 2022	11/2015	CJ	700,000	UF	06/01/2033	2.54%
December 13, 2022	11/2015	CJ	1,300,000	UF	06/01/2033	2.55%
December 22, 2022	11/2022	GK	4,000,000	UF	12/01/2035	2.52%

(e)	On November 7, 2022, the subsidiary Banchile Administradora General de Fondos S.A. (“Banchile AGF”) informed by essential fact the following:

In Extraordinary Board Meeting No. 9, the Board of Directors of the company adopted the following resolutions that will become effective as of the same date:

i)	Accept the resignation from the position of Director presented by Mr. Julio Guzmán Herrera, who will assume as Advisor to the Board of Directors;

ii)	Accept the resignation presented by the General Manager of Banchile AGF, Mr. Andrés Lagos Vicuña;

iii)	Appoint Mr. Andrés Lagos Vicuña as Director of the company; and,

iv)	Finally, to appoint Mrs. Gabriela Gurovich Camhi as General Manager of Banchile AGF.

(f)	On December 16, 2022, Banco de Chile reported through an essential fact that on December 15, 2022, the Internal Revenue Service issued the certificate of termination of business of the subsidiary of Banco de Chile, Banchile Securitizadora S.A., Rut 96,932,010-K, dissolved entity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.	Business Segment:

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

Subsidiaries:	Corresponds to the businesses generated by the companies controlled by the Bank, which carry out activities complementary to the bank business. The companies that comprise this segment are:

●	Banchile Administradora General de Fondos S.A.

●	Banchile Asesoría Financiera S.A.

●	Banchile Corredores de Seguros Ltda.

●	Banchile Corredores de Bolsa S.A.

●	Banchile Securitizadora S.A. en Liquidación (*)

●	Socofin S.A.

(*)	See Note No. 5, letter (b).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.	Business Segment, continued:

The financial information used to measure the performance of the Bank’s business segments is not comparable with similar information from other financial institutions because each institution relies on its own definitions. The accounting policies applied to the segments is the same as those described in the summary of accounting principles. The Bank obtains the majority of the results from: interest, indexation and commissions and financial operations and changes, discounting provisions for credit risk and operating expenses. Management relies mainly on these concepts to evaluate the performance of the segments and make decisions about the goals and allocations of resources of each unit. Although the results of the segments reconcile with those of the Bank at the total level, this is not necessarily the case in terms of the different concepts, given that management is measured and controlled individually and not on a consolidated basis, applying the following criteria:

●	The net interest margin of loans and deposits is obtained aggregating the net financial margins of each individual operation of credit and uptake made by the Bank. For these purposes, the volume of each operation and its contribution margin are considered, which in turn corresponds to the difference between the effective rate of the customer and the internal transfer price established according to the term and currency of each operation. Additionally, the net margin includes the result of interest and indexation from the accounting hedges.

●	Provisions for credit risk are determined at the customer and counterparty level based on the characteristics of each of their operations.

●	The capital and financial impacts on outcome have been assigned to each segment based on the risk-weighted assets.

●	Operational expenses are recognized at the level of the different functional areas of the Bank. Then, for the business segment purposes, the allocation of expenses from functional areas is done using different allocation criteria, at the level of the different concepts and expense items.

The Bank did not enter into transactions with any particular customer or third party that collectively generated more than 10% of the Bank’s total income in 2022 and 2021.

Taxes are managed at the consolidated level and are not allocated to business segments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.	Business Segments, continued:

	As of December 31, 2022
	Retail	Wholesale	Treasury	Subsidiaries	Subtotal	Reclassifications and adjustments to conform IFRS		Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	Note	MCh$
Net interest income and UF indexation	1,446,495	862,976	(60,467)	(13,592)	2,235,412	30,717		2,266,129
Net commissions income	301,638	73,208	(2,280)	174,246	546,812	(24,680)		522,132
Net financial income	8,248	57,389	172,949	64,933	303,519	3,305		306,824
Other income	22,973	11,349	—	3,530	37,852	(3,345)		34,507
Income attributable to investments in other companies	9,089	3,496	345	650	13,580	(549)		13,031
Operating income, before expected credit losses	1,788,443	1,008,418	110,547	229,767	3,137,175	5,448	(1)	3,142,623
Expenses for expected credit losses	(323,364)	(103,745)	(8,009)	—	(435,118)	22,988	(2)	(412,130)
Total operating income, after expected credit losses	1,465,079	904,673	102,538	229,767	2,702,057	28,436		2,730,493
Expenses from salaries and employee benefits	(339,849)	(102,395)	(2,645)	(83,356)	(528,245)	19		(528,226)
Administrative expenses	(272,748)	(66,547)	(1,771)	(34,474)	(375,540)	20,266		(355,274)
Depreciation and amortization	(69,100)	(8,540)	(424)	(6,141)	(84,205)	—		(84,205)
Impairment of non-financial assets	(9)	(122)	—	54	(77)	—		(77)
Other operating expenses	(17,114)	(10,183)	—	(1,501)	(28,798)	1,097		(27,701)
Total operating expenses	(698,820)	(187,787)	(4,840)	(125,418)	(1,016,865)	21,382	(3)	(995,483)
Income from operations	766,259	716,886	97,698	104,349	1,685,192	49,818		1,735,010
Income taxes					(275,757)	(13,452)	(4)	(289,209)
Income after income taxes					1,409,435	36,366		1,445,801

Assets	22,025,372	13,576,675	18,602,123	561,621	54,765,791	(212,524)		54,553,267
Current and deferred taxes					726,910	(171,323)		555,587
Total assets					55,492,701	(383,847)	(5)	55,108,854

Liabilities	17,572,012	10,151,503	22,182,398	727,529	50,633,442	(956,957)		49,676,485
Current and deferred taxes					932	—		932
Total liabilities					50,634,374	(956,957)	(6)	49,677,417

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.	Business Segments, continued:

Reclassifications and adjustments to conform IFRS

(1)	The total effect due to the elimination adjustments to conform the total operating revenue is MCh$(21,382). In addition, the total effect of IFRS adjustments is MCh$26,830, which mainly stems from the recognition of interest income on accrual basis.

(2)	The total effect relates to IFRS adjustments of MCh$22,988, which mainly stems from differences in the calculation model of allowances for ECL.

(3)	The total effect due to the elimination adjustments to conform total operating expenses is MCh$21,382.

(4)	The total effect relates to IFRS adjustments of MCh$(13,452), which stems from deferred taxes.

(5)	The total effect due to the elimination adjustments to conform the consolidated financial position data in assets is MCh$(237,339). In addition, the total effect of IFRS adjustments in assets is MCh$(146,508), which mainly stems from differences in the calculation model for ECL, the acquisition of Citibank Chile and deferred taxes effects.

(6)	The total effect due to the elimination adjustments to conform the consolidated financial position data in liabilities is MCh$(237,339). In addition, the total effect of IFRS adjustments in liabilities is MCh$(719,618), which mainly stems from provision for minimum dividends and differences in the calculation model of allowances for ECL.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.	Business Segments, continued:

	As of December 31, 2021
	Retail	Wholesale	Treasury	Subsidiaries	Subtotal	Reclassifications and adjustments to conform IFRS		Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	Note	MCh$
Net interest income and UF indexation	1,083,179	472,520	(1,416)	(847)	1,553,436	20,586		1,574,022
Net commissions income	260,416	67,343	(2,288)	159,628	485,099	(30,071)		455,028
Net financial income	15,211	49,864	51,918	34,070	151,063	19,916		170,979
Other income	16,653	9,456	—	3,075	29,184	(6,135)		23,049
Income attributable to investments in other companies	(452)	2,075	118	499	2,240	(447)		1,793
Operating income, before expected credit losses	1,375,007	601,258	48,332	196,425	2,221,022	3,849	(1)	2,224,871
Expenses for expected credit losses	(257,547)	(98,516)	(1,002)	—	(357,065)	337,893	(2)	(19,172)
Total operating income, after expected credit losses	1,117,460	502,742	47,330	196,425	1,863,957	341,742		2,205,699
Expenses from salaries and employee benefits	(289,103)	(82,706)	(2,156)	(77,004)	(450,969)	17		(450,952)
Administrative expenses	(252,858)	(58,940)	(1,360)	(30,559)	(343,717)	19,092		(324,625)
Depreciation and amortization	(62,728)	(8,107)	(365)	(5,598)	(76,798)	—		(76,798)
Impairment of non-financial assets	(30)	(1,169)	—	(223)	(1,422)	(268)		(1,690)
Other operating expenses	(13,776)	(5,073)	(21)	(1,709)	(20,579)	1,231		(19,348)
Total operating expenses	(618,495)	(155,995)	(3,902)	(115,093)	(893,485)	20,072	(3)	(873,413)
Income from operations	498,965	346,747	43,428	81,332	970,472	361,814		1,332,286
Income taxes					(178,280)	(97,689)	(4)	(275,969)
Income after income taxes					792,192	264,125		1,056,317

Assets	20,515,244	12,806,409	17,412,551	958,447	51,692,651	(543,103)		51,149,548
Current and deferred taxes					435,123	(158,723)		276,400
Total assets					52,127,774	(701,826)	(5)	51,425,948

Liabilities	16,779,925	10,530,749	19,640,221	770,228	47,721,123	(1,226,430)		46,494,693
Current and deferred taxes					113,129	(846)		112,283
Total liabilities					47,834,252	(1,227,276)	(6)	46,606,976

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.	Business Segments, continued:

Reclassifications and adjustments to conform IFRS

(1)	The total effect due to the elimination adjustments to conform the total operating revenue is MCh$(21,998). In addition, the total effect of IFRS adjustments and reclassifications is MCh$25,847, which difference mainly stems from the recognition of interest income on accrual basis and reclassification of FX indexation.

(2)	The total effect relates to IFRS adjustments and reclassifications of MCh$337,893, which mainly stems from differences in the calculation model of allowances for ECL.

(3)	The total effect due to the elimination adjustments to conform total operating expenses is MCh$21,998. In addition, the total effect of other reclassifications is MCh$(1,926).

(4)	The total effect relates to IFRS adjustments of MCh$(97,689), which stems from deferred taxes.

(5)	The total effect due to the elimination adjustments to conform the consolidated financial position data in assets is MCh$(369,448). In addition, the total effect of IFRS adjustments in assets is MCh$(332,378), which mainly stems from differences in the calculation model of ECL, the acquisition of Citibank Chile, deferred taxes effects and settlement of transactions in the course of collection.

(6)	The total effect due to the elimination adjustments to conform the consolidated financial position data in liabilities is MCh$(369,448). In addition, the total effect of IFRS adjustments in liabilities is MCh$(857,828), which mainly stems from provision for minimum dividends and differences in the calculation model of allowances for ECL.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.	Business Segments, continued:

	As of December 31, 2020
	Retail	Wholesale	Treasury	Subsidiaries	Subtotal	Reclassifications and adjustments to conform IFRS		Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	Note	MCh$
Net interest income and UF indexation	940,075	377,314	(3,603)	(1,923)	1,311,863	4,925		1,316,788
Net commissions income	265,338	55,599	(1,969)	143,863	462,831	(16,863)		445,968
Net financial income	2,651	34,979	75,144	33,440	146,214	(831)		145,383
Other income	17,673	8,677	—	2,101	28,451	(9,180)		19,271
Income attributable to investments in other companies	(6,674)	1,548	(7)	472	(4,661)	(438)		(5,099)
Operating income, before expected credit losses	1,219,063	478,117	69,565	177,953	1,944,698	(22,387)	(1)	1,922,311
Expenses for expected credit losses	(325,852)	(136,387)	(1,176)	(380)	(463,795)	(83,311)	(2)	(547,106)
Total operating income, after expected credit losses	893,211	341,730	68,389	177,573	1,480,903	(105,698)		1,375,205
Expenses from salaries and employee benefits	(295,301)	(85,469)	(2,023)	(74,400)	(457,193)	17		(457,176)
Administrative expenses	(249,478)	(58,440)	(1,414)	(31,012)	(340,344)	21,463		(318,881)
Depreciation and amortization	(59,730)	(7,317)	(312)	(5,998)	(73,357)	—		(73,357)
Impairment of non-financial assets	(1,019)	—	—	(642)	(1,661)	—		(1,661)
Other operating expenses	(14,983)	(5,362)	1,155	(87)	(19,277)	—		(19,277)
Total operating expenses	(620,511)	(156,588)	(2,594)	(112,139)	(891,832)	21,480	(3)	(870,352)
Income from operations	272,700	185,142	65,795	65,434	589,071	(84,218)		504,853
Income taxes					(125,962)	22,739	(4)	(103,223)
Income after income taxes					463,109	(61,479)		401,630

Assets	18,800,918	10,811,000	15,400,139	830,910	45,842,967	(607,473)		45,235,494
Current and deferred taxes					380,894	(65,428)		315,466
Total assets					46,223,861	(672,901)	(5)	45,550,960

Liabilities	13,848,124	10,143,939	17,844,350	660,869	42,497,282	(943,714)		41,553,568
Current and deferred taxes					311	—		311
Total liabilities					42,497,593	(943,714)	(6)	41,553,879

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.	Business Segments, continued:

Reclassifications and adjustments to conform IFRS

(1)	The total effect due to the elimination adjustments to conform the total operating revenue is MCh$(21,480). In addition, the total effect of IFRS adjustments is MCh$(907), which difference mainly stems from the recognition of interest income on accrual basis.

(2)	The total effect relates to IFRS adjustments of MCh$(83,311), which mainly stems from differences in the calculation model of allowances for ECL.

(3)	The total effect due to the elimination adjustments to conform total operating expenses is MCh$21,480.

(4)	The total effect relates to IFRS adjustments of MCh$22,739, which stems from deferred taxes.

(5)	The total effect due to the elimination adjustments to conform the consolidated financial position data in assets is MCh$(128,730). In addition, the total effect of IFRS adjustments in assets is MCh$(544,171), which mainly stems from differences in the calculation model of ECL, the acquisition of Citibank Chile, deferred taxes effects and settlement of transactions in the course of collection.

(6)	The total effect due to the elimination adjustments to conform the consolidated financial position data in liabilities is MCh$(128,730). In addition, the total effect of IFRS adjustments in liabilities is MCh$(814,984), which mainly stems from provision for minimum dividends and differences in the calculation model of allowances for ECL.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

7.	Cash and Cash Equivalents:

Details of cash and cash equivalents and its reconciliation to the Statement of Cash Flows at each year-end are as follows:

	2022	2021
	MCh$	MCh$
Cash and due from banks:
Cash (*)	947,669	1,073,601
Deposit in Chilean Central Bank (*)	384,230	1,545,472
Deposits in domestic banks	116,541	129,858
Deposits in abroad banks	1,316,444	964,803
Subtotal - Cash and due from banks	2,764,884	3,713,734

Net transactions in the course of settlement (**)	90,404	115,967
Others cash equivalents (***)	296,840	165,423
Total cash and cash equivalents	3,152,128	3,995,124

The detail of the balances included under net ongoing clearance operations is as follows:

	2022	2021
	MCh$	MCh$
Assets
Documents drawn on other banks (clearing)	94,675	123,051
Funds receivable	677,521	203,395
Subtotal - assets	772,196	326,446

Liabilities
Funds payable	(681,792)	(210,479)
Subtotal - liabilities	(681,792)	(210,479)
Net transactions in the course of settlement	90,404	115,967

(*)	The level of funds in cash and in the Central Bank of Chile responds to regulations on reserve requirements that the bank must maintain on average in monthly periods.

(**)	Ongoing clearance operations correspond to transactions in which only the settlement remains that will increase or decrease the funds in the Central Bank of Chile or in foreign banks, normally within 12 or 24 business hours.

(***)	Refers to financial instruments that meet the criteria to be considered as “cash equivalents” as defined by IAS 7, i.e., to qualify as “cash equivalents” investments in debt financial instruments must be: short-term with an original maturity of 90 days or less from the date of acquisition, highly liquid, readily convertible to known amounts of cash from the date of initial investment, and that the financial instruments are exposed to an insignificant risk of changes in their value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

8.	Financial Assets Held for Trading at Fair Value through Profit or Loss:

The item detail is as follows:

	2022	2021
	MCh$	MCh$

Financial derivative contracts	2,960,706	2,705,496
Debt Financial Instruments	3,433,745	3,737,942
Other financial instruments	257,325	138,753
Total	6,651,776	6,582,191

(a)	The Bank as of December 31, 2022 and 2021, maintains the following portfolio of derivative instruments:

	Notional amount of contract with final expiration date in
	Demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 year and up to 5 years		Over 5 years		Total		Fair Value Assets
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Currency forward	—	—	3,709,915	3,576,287	2,877,266	2,684,713	3,331,247	4,847,747	523,024	782,755	45,610	70,262	—	18,758	10,487,062	11,980,522	566,050	742,545
Interest rate swap	—	—	1,469,421	653,112	1,372,813	2,158,595	5,305,882	4,953,398	5,531,197	6,053,885	3,897,824	3,627,267	4,824,660	5,350,526	22,401,797	22,796,783	1,324,541	825,525
Interest rate and cross currency swap	—	—	400,358	130,280	443,952	335,102	1,245,809	1,091,777	2,695,878	2,197,804	1,154,754	1,751,790	2,331,640	2,580,685	8,272,391	8,087,438	1,065,036	1,132,718
Call currency options	—	—	15,504	12,853	44,966	31,914	32,090	28,495	—	2,631	—	—	—	—	92,560	75,893	2,321	4,509
Put currency options	—	—	8,806	6,495	16,598	8,191	22,449	16,392	—	—	—	—	—	—	47,853	31,078	2,758	199
Total	—	—	5,604,004	4,379,027	4,755,595	5,218,515	9,937,477	10,937,809	8,750,099	9,037,075	5,098,188	5,449,319	7,156,300	7,949,969	41,301,663	42,971,714	2,960,706	2,705,496

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

8.	Financial Assets Held for Trading at Fair Value through Profit or Loss, continued:

b)	The detail of Debt Financial Instruments is the following:

	2022	2021
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile
Debt financial instruments from the Central Bank of Chile	3,014,768	3,297,100
Bonds and Promissory notes from the General Treasury of the Republic	44,524	175,022

Other instruments issued in Chile
Debt financial instruments from other domestic banks	374,453	265,820
Total	3,433,745	3,737,942

Under “Instruments issued by the Chilean Government and Central Bank of Chile” are maintained instruments to comply with the requirements for the constitution of technical reserve for an amount equivalent to Ch$3,288,800 million as of December 31, 2021.

Under “Other instruments issued in Chile” are included instruments sold under repurchase agreements to clients and financial institutions by an amount of Ch$208,330 million as of December 31, 2022 (Ch$84,969 million in December 2021). The repurchase agreements have an average maturity of 7 days at the end of the year 2022 (12 days in December 2021).

Additionally, the Bank has investments in own-issued letters of credit for an amount equivalent to Ch$2,790 million as of December 31, 2022 (Ch$3,832 million in December 2021), which are presented as a reduction of the liability item “Instruments Issued Abroad”.

c)	The detail of other financial instruments is as follows:

	2022	2021
	MCh$	MCh$
Mutual fund investments
Funds managed by related companies	250,337	125,145
Funds managed by third-party	—	—

Equity instruments
Domestic equity instruments	2,357	3,062
Foreign equity instruments	3,261	—

Loans originated and acquired by the entity
Loans and advances to banks	—	—
Commercial loans	—	—
Residential mortgage loans	—	—
Consumer loans	—	—
Others	1,370	10,546
Total	257,325	138,753

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

9.	Financial Assets at Fair Value through Other Comprehensive Income:

As of December 31, 2022 and 2021, financial assets are detailed as follows:

	2022	2021
	MCh$	MCh$
Debt Financial Instruments	3,967,392	3,054,809
Equity Instruments	6,545	6,365
Total	3,973,937	3,061,174

(a)	Debt Financial Instruments at fair value through OCI:

As of December 31, 2022 and 2021 the detail of debt financial instruments is as follows:

	2022	2021
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile
Debt financial instruments from the Central Bank of Chile	—	102
Bonds and Promissory notes from the Chilean Government	2,254,578	2,480,423
Other fiscal debt financial instruments	4,279	8,325

Other Instruments Issued in Chile
Debt financial instruments from other domestic banks	1,494,914	538,486
Bonds and trade effects from domestic companies	45,994	27,473
Other debt financial instruments issued in the country	—	—

Instruments Issued Abroad
Financial instruments from foreign Central Banks	—	—
Financial instruments from foreign governments and fiscal entities	42,017	—
Debt financial instruments from other foreign banks	125,610	—
Bonds and trade effects from foreign companies	—	—
Other debt financial instruments issued abroad	—	—
Total	3,967,392	3,054,809

“Instruments issued by the Chilean Government and Central Bank of Chile” include instruments sold under repurchase agreements to clients and financial institutions for an amount of Ch$7,369 million in December 2022 (Ch$351 million in December 2021). The repurchase agreements have an average maturity of 4 days in December 2022 (4 days in December 2021). As part of the FCIC program, instruments delivered as collateral are included for an approximate amount of Ch$693,206 million as of December 31, 2022. Additionally, under this item, instruments are maintained to comply with the requirements for the constitution of a technical reserve for an amount equivalent to Ch$2,336,780 million as of December 31, 2021.

Under the same item, instruments that guarantee margins for cleared derivatives transactions are classified through Comder Contraparte Central S.A. (Chilean clearing-house) for an amount of Ch$39,508 million as of December 31, 2022 (Ch$33,599 million as of December 31, 2021).

Under “Other Instruments Issued in Chile” are classified instruments delivered as collateral as part of FCIC program for an approximate amount of Ch$219,425 as of December 31, 2022 (Ch$185,417 million as of December 31, 2021).

As of December 31, 2022 the credit impairment for debt instruments at fair value through other comprehensive income was Ch$9,496 million (Ch$4,085 million as of December 31, 2021).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

9.	Financial Assets at Fair Value through Other Comprehensive Income, continued:

(a.1)	The credit ratings of the issuers of debt instruments as of December 31, 2022 and 2021, are as follows:

	As of December 31, 2022				As of December 31, 2021
	Stage 1 Individual	Stage 2 Individual	Stage 3 Individual	Total Individual	Stage 1 Individual	Stage 2 Individual	Stage 3 Individual	Total Individual
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Debt Instrument
Investment grade	3,967,392	—	—	3,967,392	3,054,795	14	—	3,054,809
Non-investment grade	—	—	—	—	—	—	—	—
Without rating	—	—	—	—	—	—	—	—
Total	3,967,392	—	—	3,967,392	3,054,795	14	—	3,054,809

(a.2)	Analysis of changes in the fair value and corresponding allowance for ECL by stage for debt instruments measured at FVOCI as of December 31, 2022 and 2021, is as follows:

	Stage 1 Individual		Stage 2 Individual		Stage 3 Individual		Total
	Fair value MCh$	ECL MCh$	Fair value MCh$	ECL MCh$	Fair value MCh$	ECL MCh$	Fair value MCh$	ECL MCh$
Balance as of January 1, 2021	1,060,307	3,078	216	6	—	—	1,060,523	3,084
Net change on Balance *	2,096,637	(4,265)	(276)	(8)	—	—	2,096,361	(4,273)
Change in fair value	(103,047)	—	(60)	—	—	—	(103,107)	—
Transfer to Stage 1	—	—	—	—	—	—	—	—
Transfer to Stage 2	(134)	(4)	134	4	—	—	—	—
Transfer to Stage 3	—	—	—	—	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year **	—	—	—	—	—	—	—	—
Impact of net re-measurement of year-end ECL	—	5,270	—	(2)	—	—	—	5,268
Amounts written off	—	—	—	—	—	—	—	—
Foreign exchange adjustments	1,032	6	—	—	—	—	1,032	6
Balance as of December 31, 2021	3,054,795	4,085	14	—	—	—	3,054,809	4,085

Balance as of January 1, 2022	3,054,795	4,085	14	—	—	—	3,054,809	4,085
Net change on Balance *	864,521	5,411	(14)	—	—	—	864,507	5,411
Change in fair value	48,076	—	—	—	—	—	48,076	—
Transfer to Stage 1	—	—	—	—	—	—	—	—
Transfer to Stage 2	—	—	—	—	—	—	—	—
Transfer to Stage 3	—	—	—	—	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year **	—	—	—	—	—	—	—	—
Impact of net re-measurement of year-end ECL	—	—	—	—	—	—	—	—
Amounts written off	—	—	—	—	—	—	—	—
Foreign exchange adjustments	—	—	—	—	—	—	—	—
Balance as of December 31, 2022	3,967,392	9,496	—	—	—	—	3,967,392	9,496

*	Net change between assets purchased and assets derecognized excluding write offs.

**	Represents the change in the year-end ECLs of exposures that were transferred from one stage to another during the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

9.	Financial Assets at Fair Value through Other Comprehensive Income, continued:

(b)	Equity instruments at fair value through OCI:

As of December 31, 2022 and 2021 the detail of equity instruments is as follows:

	2022	2021
	MCh$	MCh$
Equity instruments issued in Chile	5,700	5,499
Equity instruments issued by foreign institutions	845	866
Total	6,545	6,365

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

As of December 31, 2022, the portfolio of debt financial instruments includes an accumulated unrealized gain of Ch$268 million (accumulated unrealized loss of Ch$45,468 million in December 2021), recorded as an equity valuation adjustment.

Gross realized gains and losses on the sale of debt financial instruments, as of December 31, 2022, 2021 and 2020 are reported under “Net Financial income (expense)” (See Note No. 31). The changes in realized gains and losses at the end of both periods are the following:

	2022	2021	2020
	MCh$	MCh$	MCh$
Net gain (loss) on financial assets before income tax	48,076	(51,717)	(7,675)
Income tax on other comprehensive income	804	4,171	2,304
Net effect in equity	48,880	(47,546)	(5,371)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.	Derivative Financial Instruments for hedging purposes:

(a.1) As of December 31, 2022 and 2021, the Bank has the following portfolio of financial derivative instruments for accounting hedging purposes:

Notional amount of contract with final expiration date in
	Demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 year and up to 5 years		Over 5 years		Total		Fair value Assets
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Derivatives held for fair value hedges
Currency forward	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Interest rate swap	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Interest rate swap and cross currency swap	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Call currency options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Put currency options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Cash flow hedge derivatives
Currency forward	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Interest rate swap		—		—		—	—	—	—	—	—	—	—	—	—	—	—	—
Interest rate swap and cross currency swap	—	—	—	—	—	—	167,199	35,706	135,025	322,894	122,127	108,759	111,547	895,312	535,898	1,362,671	27,077	277,802
Call currency options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Put currency options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	167,199	35,706	135,025	322,894	122,127	108,759	111,547	895,312	535,898	1,362,671	27,077	277,802
Total	—	—	—	—	—	—	167,199	35,706	135,025	322,894	122,127	108,759	111,547	895,312	535,898	1,362,671	27,077	277,802

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.	Derivative Financial Instruments for hedging purposes, continued:

(a.2) As of December 31, 2022 and 2021, the Bank has the following debt portfolio of financial derivative instruments for accounting hedging purposes:

	Notional amount of contract with final expiration date in
	Demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 year and up to 5 years		Over 5 years		Total		Fair value Liabilities
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Derivatives held for fair value hedges
Currency forward	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Interest rate swap	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Interest rate swap and cross currency swap	—	—	—	—	—	—	—	1,788	—	—	—	—	—	—	—	1,788	—	608
Call currency options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Put currency options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	1,788	—	—	—	—	—	—	—	1,788	—	608

Cash flow hedge derivatives
Currency forward	—	—	—	—	—	3,099	—	—	—	—	—	—	—	—	—	3,099	—	88
Interest rate swap	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Interest rate swap and cross currency swap	—	—	—	—	—	—	63,587	—	123,214	—	129,166	—	1,151,878	—	1,467,845	—	223,016	—
Call currency options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Put currency options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	3,099	63,587	—	123,214	—	129,166	—	1,151,878	—	1,467,845	3,099	223,016	88
Total	—	—	—	—	—	3,099	63,587	1,788	123,214	—	129,166	—	1,151,878	—	1,467,845	4,887	223,016	696

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.	Derivative Financial Instruments for hedging purposes, continued:

(b)	Fair Value Hedges:

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

Below is a detail of the hedged elements and hedge instruments under fair value hedges as of December 31, 2022 and 2021:

	As of December 31,
	2022	2021
	MCh$	MCh$
Notional Amounts
Hedged element
Commercial loans	—	1,788
Corporate bonds	—	—

Hedge instrument
Cross currency swap	—	1,788
Interest rate swap	—	—

(c)	Cash flow Hedges:

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.	Derivative Financial Instruments for hedging purposes, continued:

(c)	Cash flow Hedges, continued:

(c.2) Below are the cash flows of borrowings from banks and bonds issued abroad objects of these hedges and the cash flows of the asset part of the derivative:

	Demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedge element
Outflows:
Corporate Bond EUR	—	—	—	—	—	—	(1,533)	(1,626)	(45,839)	(3,252)	(1,646)	(47,854)	(52,347)	(56,380)	(101,365)	(109,112)
Corporate Bond HKD	—	—	—	—	—	—	(92,127)	(15,897)	(92,999)	(105,828)	(161,662)	(91,271)	(158,619)	(309,896)	(505,407)	(522,892)
Corporate Bond PEN	—	—	—	—	(3,172)	(841)	(3,172)	(841)	(12,689)	(3,366)	(12,689)	(3,366)	(163,094)	(43,383)	(194,816)	(51,797)
Corporate Bond CHF	—	—	(378)	(64)	—	—	(106,877)	(958)	(139,270)	(249,008)	(120,501)	(764)	—	(121,521)	(367,026)	(372,315)
Corporate Bond USD	—	—	—	—	—	—	(14,520)	(1,814)	(29,039)	(3,629)	(22,684)	(3,629)	(526,617)	(46,260)	(592,860)	(55,332)
Obligation USD	—	—	—	—	—	—	(59,876)	(427)	—	(60,047)	—	—	—	—	(59,876)	(60,474)
Corporate Bond JPY	—	—	—	—	(113)	(130)	(1,740)	(39,208)	(3,705)	(4,249)	(3,705)	(4,249)	(209,193)	(242,020)	(218,456)	(289,856)
Corporate Bond AUD	—	—	—	—	(1,138)	(1,220)	(4,487)	(4,794)	(11,254)	(12,024)	(11,252)	(12,023)	(242,281)	(264,901)	(270,412)	(294,962)
Corporate Bond NOK	—	—	—	—	—	—	(2,366)	(2,646)	(4,732)	(5,292)	(4,732)	(5,292)	(69,621)	(80,515)	(81,451)	(93,745)

Hedge instrument
Inflows:
Cross Currency Swap EUR	—	—	—	—	—	—	1,533	1,626	45,839	3,252	1,646	47,854	52,347	56,380	101,365	109,112
Cross Currency Swap HKD	—	—	—	—	—	—	92,127	15,897	92,999	105,828	161,662	91,271	158,619	309,896	505,407	522,892
Cross Currency Swap PEN	—	—	—	—	3,172	841	3,172	841	12,689	3,366	12,689	3,366	163,094	43,383	194,816	51,797
Cross Currency Swap CHF	—	—	378	64	—	—	106,877	958	139,270	249,008	120,501	764	—	121,521	367,026	372,315
Cross Currency Swap USD	—	—	—	—	—	—	14,520	1,814	29,039	3,629	22,684	3,629	526,617	46,260	592,860	55,332
Cross Currency Swap USD	—	—	—	—	—	—	59,876	427	—	60,047	—	—	—	—	59,876	60,474
Cross Currency Swap JPY	—	—	—	—	113	130	1,740	39,208	3,705	4,249	3,705	4,249	209,193	242,020	218,456	289,856
Cross Currency Swap AUD	—	—	—	—	1,138	1,220	4,487	4,794	11,254	12,024	11,252	12,023	242,281	264,901	270,412	294,962
Cross Currency Swap NOK	—	—	—	—	—	—	2,366	2,646	4,732	5,292	4,732	5,292	69,621	80,515	81,451	93,745

Net cash flows	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.	Derivative Financial Instruments for hedging purposes, continued:

(c)	Cash flow Hedges, continued:

(c.2)	Below are the cash flows of the underlying assets portfolio and the cash flow of the liability part of the derivatives:

	Demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedge element
Inflows:
Cash flows in CLF	—	—	1,437	537	1,742	4,031	268,092	59,853	327,478	370,886	309,408	144,432	1,389,012	968,900	2,297,169	1,548,639

Hedge instrument
Outflows:
Cross Currency Swap HKD	—	—	(193)	(171)	—	—	(76,545)	(9,630)	(91,880)	(75,575)	(135,953)	(79,358)	(113,472)	(214,067)	(418,043)	(378,801)
Cross Currency Swap PEN	—	—	—	—	(745)	(51)	(789)	(52)	(3,058)	(207)	(3,070)	(206)	(116,033)	(33,974)	(123,695)	(34,490)
Cross Currency Swap JPY	—	—	—	—	(387)	(341)	(4,358)	(40,029)	(9,503)	(8,388)	(9,490)	(8,376)	(281,160)	(252,362)	(304,898)	(309,496)
Cross Currency Swap USD	—	—	—	—	—	—	(74,623)	(1,104)	(21,023)	(57,936)	(21,052)	(1,402)	(526,067)	(39,368)	(642,765)	(99,810)
Cross Currency Swap CHF	—	—	(1,244)	(366)	—	—	(107,515)	(5,281)	(143,166)	(220,166)	(132,878)	(4,387)	—	(115,104)	(384,803)	(345,304)
Cross Currency Swap EUR	—	—	—	—	—	—	(2,298)	(2,028)	(53,703)	(4,070)	(1,824)	(46,165)	(53,057)	(47,638)	(110,882)	(99,901)
Cross Currency Swap AUD	—	—	—	—	(610)	(540)	(1,211)	(1,064)	(3,636)	(3,212)	(3,634)	(3,208)	(221,509)	(197,125)	(230,600)	(205,149)
Cross Currency Swap NOK	—	—	—	—	—	—	(753)	(665)	(1,509)	(1,332)	(1,507)	(1,330)	(77,714)	(69,262)	(81,483)	(72,589)
Forward UF	—	—	—	—	—	(3,099)	—	—	—	—	—	—	—	—	—	(3,099)

Net cash flows	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.	Derivative Financial Instruments for hedging purposes, continued:

(c)	Cash flow Hedges, continued:

With respect to CLF assets hedged; these are revalued monthly according to the variation of the UF, which is equivalent to monthly reinvest the assets until maturity of the relationship hedging.

(c.3)	The unrealized results generated during the year 2022 by those derivative contracts that conform the hedging instruments in this cash flow hedging strategy, have been recorded with charge to equity amounting to Ch$215,476 million (credit to equity of Ch$182,376 million and Ch$10,358 million as of December 31, 2021 and 2020, respectively). The net effect of taxes charge to equity amounts to Ch$157,297 million (a credit to equity of Ch$133,135 million and Ch$7,561 million as of December 31, 2021 and 2020, respectively).

The accumulated balance for this concept as of December 31, 2022 corresponds to a charge in equity amounted to Ch$103,782 million (a credit to equity amounting to Ch$111,694 million as of December 31, 2021 and a debit to equity amounting to Ch$70,682 million as of December 31, 2020).

(c.4)	The effect of the cash flow hedging derivatives that offset the result of the hedged instruments corresponds to a debit to income of Ch$251,371 million in 2022 (a credit to income of Ch$123,100 million in 2021 and debit to income for Ch$39,449 million in 2020).

(c.5)	As of December 31, 2022 and 2021, there was no inefficiency in the Bank’s cash flow hedge, because as both the hedge item and hedge instruments are mirrors of the other, all variation of value attributable to rate and revaluation components are entirely netted.

(c.6)	As of December 31, 2022, 2021 and 2020, the Bank had no hedges of net investments in foreign businesses.

11.	Financial assets at amortized cost:

The item detail is as follows:

	2022	2021
	MCh$	MCh$

Rights by resale agreements and securities lending	54,061	64,365
Debt financial instruments	902,355	839,744
Loans and advances to Banks	2,174,792	1,529,832
Loans to customers:
Commercial loans	20,308,745	19,672,332
Residential mortgage loans	11,422,322	10,346,528
Consumer loans	4,995,230	4,247,013
Provisions established for credit risk:
Loans and advances to Banks provisions	(1,641)	(81)
Commercial loans provisions	(321,467)	(318,841)
Mortgage loans provisions	(50,646)	(38,986)
Consumer loans provisions	(449,496)	(315,669)
Total	39,034,255	36,026,237

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Financial assets at amortized cost, continued:

(a)	Rights arising from resale agreements:

The Bank provides financing to its customers through resale agreements and securities lending, in which the financial instrument serves as collateral. As of December 31, 2022 and 2021, the Bank has the following receivables resulting from such transactions:

	Demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Central Bank promissory notes	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued by the Chilean Government and Central Bank of Chile	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other Financial Instruments issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Deposits in domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	—	—	35,549	37,763	14,324	14,013	4,188	12,589	—	—	—	—	—	—	54,061	64,365
Subtotal	—	—	35,549	37,763	14,324	14,013	4,188	12,589	—	—	—	—	—	—	54,061	64,365
Financial Instruments issued by foreign institutions
Instruments from foreign governments or Central Bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments from foreign	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	—	—	35,549	37,763	14,324	14,013	4,188	12,589	—	—	—	—	—	—	54,061	64,365

Purchased Instruments:

The Bank and its subsidiaries have received financial instruments that they can sell or give as collateral in case the owner of these instruments enters into default or in bankruptcy. As of December 31, 2022 the fair value of the instruments received amounts to Ch$53,173 million (Ch$65,531 million in 2021).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Financial assets at amortized cost, continued:

(b)	Debt financial instruments:

At the end of each period, the balances presented under this item are as follows:

	2022	2021
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile
Debt financial instruments from the Central Bank of Chile	—	—
Bonds and promissory notes from the General Treasury of the Republic	902,355	839,744
Other fiscal debt financial instruments	—	—

Other Finacial Instruments issued in Chile
Debt financial instruments from other domestic banks	—	—
Bonds and trade effects from domestic companies	—	—
Other debt financial instruments issued in the country	—	—

Financial Instruments issued Abroad
Debt financial instruments from foreign Central Banks	—	—
Debt financial instruments from foreign governments and fiscal entities	—	—
Debt financial instruments from other foreign banks	—	—
Bonds and trade effects from foreign companies	—	—
Other debt financial instruments issued abroad	—	—

Accumulated Impairment Value of Financial Assets at Amortized Cost Debt Financial Instruments
Financial assets with no significant increase in credit risk since initial recognition (phase 1)	—	—
Financial assets with a significant increase in credit risk since initial recognition, but without credit impairment (phase 2)	—	—
Financial assets with credit impairment (phase 3)	—	—
Total	902,355	839,744

Under Instruments of the Government and the Central Bank of Chile, instruments are classified pledged as collateral as part of the FCIC program are included for an approximate amount of Ch$560,434 million as of December 31, 2022 (Ch$456,057 million as of December 31, 2021).

(b.1)	The credit ratings of the issuers of instruments assets at amortized cost as of December 31, 2022 and 2021, are as follows:

	As of December 31, 2022				As of December 31, 2021
	Stage 1 Individual	Stage 2 Individual	Stage 3 Individual	Total Individual	Stage 1 Individual	Stage 2 Individual	Stage 3 Individual	Total Individual
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Debt Instrument
Investment grade	902,355	—	—	902,355	839,744	—	—	839,744
Non-investment grade	—	—	—	—	—	—	—	—
Without rating	—	—	—	—	—	—	—	—
Total	902,355	—	—	902,355	839,744	—	—	839,744

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Financial assets at amortized cost, continued:

(b.2)	Analysis of changes in gross carrying amount and corresponding allowance for ECL by stage for financial instruments measured at amortized cost as of December 31, 2022 and 2021, is as follows:

	Stage 1 Individual		Stage 2 Individual		Stage 3 Individual		Total
	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$
Balance as of January 1, 2022	839,744	—	—	—	—	—	839,744	—
Net change on Balance *	62,611	—	—	—	—	—	62,611	—
Change in fair value	—	—	—	—	—	—	—	—
Transfer to Stage 1	—	—	—	—	—	—	—	—
Transfer to Stage 2					—	—	—	—
Transfer to Stage 3	—	—	—	—	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year **	—	—	—	—	—	—	—	—
Impact of net re-measurement of year-end ECL	—	—	—	—	—	—	—	—
Amounts written off	—	—	—	—	—	—	—	—
Balance as of December 31, 2022	902,355	—	—	—	—	—	902,355	—

	Stage 1 Individual		Stage 2 Individual		Stage 3 Individual		Total
	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$
Balance as of January 1, 2021	—	—	—	—	—	—	—	—
Net change on Balance *	839,744	—	—	—	—	—	839,744	—
Change in fair value	—	—	—	—	—	—	—	—
Transfer to Stage 1	—	—	—	—	—	—	—	—
Transfer to Stage 2					—	—	—	—
Transfer to Stage 3	—	—	—	—	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year **	—	—	—	—	—	—	—	—
Impact of net re-measurement of year-end ECL	—	—	—	—	—	—	—	—
Amounts written off	—	—	—	—	—	—	—	—
Balance as of December 31, 2021	839,744	—	—	—	—	—	839,744	—

*	Net change between assets purchased and assets derecognized excluding write offs.

**	Represents the change in the year-end ECLs of exposures that were transferred from one stage to another during the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Financial assets at amortized cost, continued:

(c)	Loans and advances to Banks: At the end of each period, the balances presented under this item are as follows:

	As of December 31, 2022			As of December 31, 2021
	Assets before Allowances	Allowances established	Net assets	Assets before Allowances	Allowances established	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Domestic Banks
Interbank loans of liquidity	—	—	—	160,018	(31)	159,987
Interbank loans commercial	—	—	—	—	—	—
Current accounts overdrafts	—	—	—	—	—	—
Chilean exports foreign trade loans	—	—	—	—	—	—
Chilean imports foreign trade loans	—	—	—	—	—	—
Credits with third countries	—	—	—	—	—	—
Non-transferable deposits in domestic banks	—	—	—	—	—	—
Other debts with domestic banks	—	—	—	—	—	—
Foreign Banks
Interbank loans of liquidity	—	—	—	—	—	—
Interbank loans commercial	186,660	(838)	185,822	158,308	(29)	158,279
Current accounts overdrafts	—	—	—	—	—	—
Chilean exports foreign trade loans	186,553	(801)	185,752	121,008	(21)	120,987
Chilean imports foreign trade loans	—	—	—	—	—	—
Credits with third countries	479	(2)	477	498	—	498
Current account deposits with foreign banks for derivatives transactions	—	—	—	—	—	—
Other non-transferable deposits with foreign banks	—	—	—	—	—	—
Other debts with foreign banks	—	—	—	—	—	—
Subtotal Domestic and Foreign Banks	373,692	(1,641)	372,051	439,832	(81)	439,751
Central Bank of Chile
Current account deposits for derivative transactions with a counterparty	—	—	—	—	—	—
Other deposits not available	1,801,100	—	1,801,100	1,090,000	—	1,090,000
Other receivables	—	—	—	—	—	—
Foreign Central Banks				—	—	—
Current account deposits for derivatives transactions	—	—	—	—	—	—
Other deposits not available	—	—	—	—	—	—
Other receivables	—	—	—	—	—	—
Subtotal Central Bank of Chile and Foreign Central Banks	1,801,100	—	1,801,100	1,090,000	—	1,090,000
Total	2,174,792	(1,641)	2,173,151	1,529,832	(81)	1,529,751

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Financial assets at amortized cost, continued:

(c.1)	Impairment allowance for due from banks:

i.	The credit quality and the maximum exposure to credit risk based on the Bank’s internal credit rating system and year-end stage classification as of December 31, 2022 and 2021, is as follows:

	2022				2021
	Stage 1 Individual	Stage 2 Individual	Stage 3 Individual	Total	Stage 1 Individual	Stage 2 Individual	Stage 3 Individual	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Domestic Banks
Normal	—	—	—	—	160,018	—	—	160,018
Substandard	—	—	—	—	—	—	—	—
Non-complying	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	160,018	—	—	160,018

Foreign Banks
Normal	373,692	—	—	373,692	279,814	—	—	279,814
Substandard	—	—	—	—	—	—	—	—
Non-complying	—	—	—	—	—	—	—	—
Subtotal	373,692	—	—	373,692	279,814	—	—	279,814

Central Bank of Chile
Normal	1,801,100	—	—	1,801,100	1,090,000	—	—	1,090,000
Substandard	—	—	—	—	—	—	—	—
Non-complying	—	—	—	—	—	—	—	—
Subtotal	1,801,100	—	—	1,801,100	1,090,000	—	—	1,090,000
Total	2,174,792	—	—	2,174,792	1,529,832	—	—	1,529,832

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Financial assets at amortized cost, continued:

(c.2) Impairment allowance for due from banks, continued:

ii.	Changes in gross carrying amount and corresponding allowance for ECL by stage as of December 31, 2022 and 2021, is as follows:

	Changes as of December 31, 2022
	Stage 1 Individual		Stage 2 Individual		Stage 3 Individual		Total
	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$
ECL allowances as of January 1, 2022	1,529,832	81	—	—	—	—	1,529,832	81
Net change on Balance *	656,130	439	—	—	—	—	656,130	439
Transfer to Stage 1	—	—	—	—	—	—	—	—
Transfer to Stage 2	—	—	—	—	—	—	—	—
Transfer to Stage 3	—	—	—	—	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year **	—	—	—	—	—	—	—	—
Refinements to models used for calculation	—	1,270	—	—	—	—	—	1,270
Amounts written off	—	—	—	—	—	—	—	—
Foreign exchange adjustments	(11,170)	(149)	—	—	—	—	(11,170)	(149)
Total	2,174,792	1,641	—	—	—	—	2,174,792	1,641

	Changes as of December 31, 2021
	Stage 1 Individual		Stage 2 Individual		Stage 3 Individual		Total
	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$
ECL allowances as of January 1, 2021	2,939,656	458	—	—	—	—	2,939,656	458
Net change on Balance *	(1,446,442)	(389)	—	—	—	—	(1,446,442)	(389)
Transfer to Stage 1	—	—	—	—	—	—	—	—
Transfer to Stage 2	—	—	—	—	—	—	—	—
Transfer to Stage 3	—	—	—	—	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year **	—	—	—	—	—	—	—	—
Refinements to models used for calculation	—	—	—	—	—	—	—	—
Amounts written off	—	—	—	—	—	—	—	—
Foreign exchange adjustments	36,618	12	—	—	—	—	36,618	12
Total	1,529,832	81	—	—	—	—	1,529,832	81

*	Net change between assets originated and assets repaid, excluding write offs.
**	Represents the change in the year-end ECLs of exposures that were transferred from one stage to another during the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Financial assets at amortized cost, continued:

(d)	Loans to Customers: At the end of each period, the balances presented under this item are as follows:

	As of December 31, 2022			As of December 31, 2021
	Assets before Allowances	Allowances established	Net assets	Assets before Allowances	Allowances established (2)	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	15,891,074	(258,330)	15,632,744	15,986,168	(256,876)	15,729,292
Chilean exports foreign trade loans	956,512	(9,986)	946,526	719,296	(9,001)	710,295
Accrediting foreign trade loans negotiated in terms of Chilean imports	2,715	(16)	2,699	2,950	(5)	2,945
Chilean imports foreign trade loans	698,595	(10,184)	688,411	549,459	(6,074)	543,385
Current account debtors	175,659	(7,194)	168,465	144,010	(2,522)	141,488
Credit card debtors	88,513	(8,196)	80,317	63,284	(3,604)	59,680
Factoring transactions	628,546	(5,847)	622,699	486,282	(2,658)	483,624
Commercial lease transactions (1)	1,782,081	(13,071)	1,769,010	1,612,776	(24,802)	1,587,974
Student loans	59,752	(3,628)	56,124	58,018	(3,437)	54,581
Other loans and accounts receivable	25,298	(5,015)	20,283	50,089	(9,862)	40,227
Subtotal	20,308,745	(321,467)	19,987,278	19,672,332	(318,841)	19,353,491
Mortgage loans
Mortgage bonds	3,907	(23)	3,884	6,084	(27)	6,057
Endorsable mortgage mutual loans	14,604	(77)	14,527	17,784	(66)	17,718
Mortgage mutual financed with mortgage bonds	—	—	—	—	—	—
Other mortgage mutual loans	11,242,986	(49,041)	11,193,945	10,169,889	(37,085)	10,132,804
Residential lease transactions (1)	—	—	—	—	—	—
Other loans and accounts receivable	160,825	(1,505)	159,320	152,771	(1,808)	150,963
Subtotal	11,422,322	(50,646)	11,371,676	10,346,528	(38,986)	10,307,542
Consumer loans
Consumer loans in installments	3,115,069	(374,320)	2,740,749	2,873,304	(267,826)	2,605,478
Current account debtors	253,409	(12,512)	240,897	172,623	(6,490)	166,133
Credit card debtors	1,625,210	(61,758)	1,563,452	1,199,407	(40,317)	1,159,090
Consumer lease transactions (1)	503	(31)	472	509	(33)	476
Other loans and accounts receivable	1,039	(875)	164	1,170	(1,003)	167
Subtotal	4,995,230	(449,496)	4,545,734	4,247,013	(315,669)	3,931,344
Total	36,726,297	(821,609)	35,904,688	34,265,873	(673,496)	33,592,377

(1)	In this item, the Bank finances its clients’ purchases of assets, including real estate and other personal property, through financial lease agreements. As of December 31, 2022, Ch$910,492 million corresponds to financial leases for real estate (Ch$810,969 million in December 31, 2021) and Ch$872,092 million corresponds to financial leases for other assets (Ch$802,316 million in December 31, 2021).
(2)	Include an additional overlay related to the measures associated with the COVID-19 contingency for an amount equivalent to Ch$30,980 million. There is no additional overlay as of December 31, 2022.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Financial assets at amortized cost, continued:

(d.1) Impairment allowance for loans to customers:

i.	The credit quality and the maximum exposure to credit risk based on the Bank’s internal credit rating system and year-end stage classification as of December 31, 2022 and 2021, are as follows:

	2022
	Stage 1		Stage 2		Stage 3
	Individual	Group	Individual	Group	Individual	Group	POCI	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Normal	14,935,868	4,232,711	22,906	299,345	—	1,302	304	19,492,436
Substandard	—	—	286,605	—	—	—	561	287,166
Non-complying	—	—	—	—	218,780	308,057	2,306	529,143
Subtotal	14,935,868	4,232,711	309,511	299,345	218,780	309,359	3,171	20,308,745

Mortgage loans
Normal	—	10,490,690	—	722,028	—	4,444	—	11,217,162
Non-complying	—	—	—	—	—	205,160	—	205,160
Subtotal	—	10,490,690	—	722,028	—	209,604	—	11,422,322

Consumer loans
Normal	—	4,304,927	—	460,669	—	3,867	186	4,769,649
Non-complying	—	—	—	—	—	223,800	1,781	225,581
Subtotal	—	4,304,927	—	460,669	—	227,667	1,967	4,995,230
Total	14,935,868	19,028,328	309,511	1,482,042	218,780	746,630	5,138	36,726,297

	2021
	Stage 1		Stage 2		Stage 3
	Individual	Group	Individual	Group	Individual	Group	POCI	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Normal	10,968,881	4,579,194	3,262,135	214,276	834	893	199	19,026,412
Substandard	—	—	197,580	—	—	—	3	197,583
Non-complying	—	—	—	—	166,799	279,420	2,118	448,337
Subtotal	10,968,881	4,579,194	3,459,715	214,276	167,633	280,313	2,320	19,672,332

Mortgage loans
Normal	—	9,608,872	—	449,804	—	2,675	—	10,061,351
Non-complying	—	—	—	—	—	285,143	34	285,177
Subtotal	—	9,608,872	—	449,804	—	287,818	34	10,346,528

Consumer loans
Normal	—	3,739,887	—	287,814	—	4,367	64	4,032,132
Non-complying	—	—	—	—	—	213,662	1,219	214,881
Subtotal	—	3,739,887	—	287,814	—	218,029	1,283	4,247,013
Total	10,968,881	17,927,953	3,459,715	951,894	167,633	786,160	3,637	34,265,873

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Financial assets at amortized cost, continued:

(d.1) Impairment allowance for loans to customers, continued:

ii.	Changes in gross carrying amount and corresponding allowance for ECL by stage as of December 31, 2022 and 2021, is as follows:

	Changes as of December 31, 2022
	Stage 1				Stage 2				Stage 3
	Individual		Group		Individual		Group		Individual		Group		POCI		Total
	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$
Commercial loans
Balance as of January 1, 2022	10,968,881	30,681	4,579,194	57,965	3,459,715	94,339	214,276	8,306	167,633	56,154	280,313	70,594	2,320	802	19,672,332	318,841
Net change on Balance *	1,146,093	(5,301)	(110,736)	(11,628)	(218,018)	19,888	(60,023)	4,870	(23,535)	1,065	(4,502)	56,158	993	428	730,272	65,480
Transfer to Stage 1	3,420,173	33,979	901,257	30,100	(3,419,679)	(33,865)	(892,717)	(28,450)	(494)	(114)	(8,540)	(1,650)	—	—	—	—
Transfer to Stage 2	(563,832)	(1,178)	(1,119,924)	(13,749)	566,547	1,667	1,168,769	20,952	(2,715)	(489)	(48,845)	(7,203)	—	—	—	—
Transfer to Stage 3	(9,385)	(44)	(17,019)	(973)	(93,970)	(5,132)	(130,928)	(14,807)	103,354	5,176	147,948	15,780	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year **	—	(19,277)	—	(21,966)	—	7,754	—	22,854	—	16,753	—	9,448	—	—	—	15,566
Refinements to models used for calculation	—	29,263	—	7,218	—	(29,670)	—	(1,446)	—	1,500	—	—	—	(307)	—	6,558
Amounts written off	(2)	(2)	(2)	(2)	(16)	(16)	(30)	(30)	(26,788)	(26,788)	(56,977)	(56,977)	(142)	(142)	(83,957)	(83,957)
Foreign exchange adjustments	(26,060)	(989)	(59)	(150)	14,932	(286)	(2)	(2)	1,325	418	(38)	(12)	—	—	(9,902)	(1,021)
Subtotal Commercial loans	14,935,868	67,132	4,232,711	46,815	309,511	54,679	299,345	12,247	218,780	53,675	309,359	86,138	3,171	781	20,308,745	321,467

Mortgage loans
Balance as of January 1, 2022	—	—	9,608,872	8,266	—	—	449,804	12,115	—	—	287,818	18,601	34	4	10,346,528	38,986
Net change on Balance *	—	—	1,074,711	2,120	—	—	21,391	11,491	—	—	(9,228)	10,037	(34)	(4)	1,086,840	23,644
Transfer to Stage 1	—	—	1,660,510	45,169	—	—	(1,620,547)	(41,432)	—	—	(39,963)	(3,737)	—	—	—	—
Transfer to Stage 2	—	—	(1,842,069)	(3,667)	—	—	1,966,976	12,895	—	—	(124,907)	(9,228)	—	—	—	—
Transfer to Stage 3	—	—	(11,323)	(84)	—	—	(95,613)	(12,562)	—	—	106,936	12,646	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year **	—	—	—	(42,189)	—	—	—	42,489	—	—	—	(3,423)	—	—	—	(3,123)
Refinements to models used for calculation	—	—	—	5,645	—	—	—	(3,460)	—	—	—	—	—	—	—	2,185
Amounts written off	—	—	(11)	(11)	—	—	17	17	—	—	(11,052)	(11,052)	—	—	(11,046)	(11,046)
Foreign exchange adjustments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal Mortgage loans	—	—	10,490,690	15,249	—	—	722,028	21,553	—	—	209,604	13,844	—	—	11,422,322	50,646

Consumer loans
Balance as of January 1, 2022	—	—	3,739,887	153,994	—	—	287,814	49,109	—	—	218,029	111,804	1,283	762	4,247,013	315,669
Net change on Balance *	—	—	961,038	159,017	—	—	(52,847)	14,962	—	—	9,800	92,191	708	484	918,699	266,654
Transfer to Stage 1	—	—	986,727	165,534	—	—	(976,316)	(159,538)	—	—	(10,411)	(5,996)	—	—	—	—
Transfer to Stage 2	—	—	(1,360,916)	(125,259)	—	—	1,429,394	155,549	—	—	(68,478)	(30,290)	—	—	—	—
Transfer to Stage 3	—	—	(21,686)	(3,677)	—	—	(227,370)	(104,895)	—	—	249,056	108,572	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year **	—	—	—	(104,217)	—	—	—	137,853	—	—	—	28,215	—	—	—	61,851
Refinements to models used for calculation	—	—	—	(17,927)	—	—	—	(6,277)	—	—	—	—	—	(1)	—	(24,205)
Amounts written off	—	—	(96)	(96)	—	—	(32)	(32)	—	—	(170,324)	(170,324)	(24)	(24)	(170,476)	(170,476)
Foreign exchange adjustments	—	—	(27)	3	—	—	26	1	—	—	(5)	(1)	—	—	(6)	3
Subtotal Consumer loans	—	—	4,304,927	227,372	—	—	460,669	86,732	—	—	227,667	134,171	1,967	1,221	4,995,230	449,496

Total	14,935,868	67,132	19,028,328	289,436	309,511	54,679	1,482,042	120,532	218,780	53,675	746,630	234,153	5,138	2,002	36,726,297	821,609

*	Net change between assets originated and assets repaid excluding write offs.
**	Represents the change in the year-end ECLs of exposures that were transferred from one stage to another during the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Financial assets at amortized cost, continued:

(d.1) Impairment allowance for loans to customers, continued:

	Changes as of December 31, 2021
	Stage 1				Stage 2				Stage 3
	Individual		Group		Individual		Group		Individual		Group		POCI		Total
	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$
Commercial loans
Balance as of January 1, 2021	8,918,334	45,372	4,291,198	84,155	3,661,811	166,189	199,810	12,103	204,449	89,711	322,124	82,576	3,871	1,284	17,601,597	481,390
Net change on Balance *	1,750,645	(13,624)	390,327	9,809	(209,088)	(70,947)	(51,073)	(220)	(44,630)	(24,393)	(29,657)	40,040	(467)	458	1,806,057	(58,877)
Transfer to Stage 1	797,576	5,149	767,931	40,313	(797,576)	(5,149)	(767,917)	(40,307)	—	—	(14)	(6)	—	—	—	—
Transfer to Stage 2	(721,413)	(3,268)	(858,851)	(16,615)	732,462	4,870	921,908	26,896	(11,049)	(1,602)	(63,057)	(10,281)	—	—	—	—
Transfer to Stage 3	(2,720)	(12)	(19,103)	(892)	(32,441)	(5,785)	(88,525)	(12,720)	35,162	5,797	107,627	13,612	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year**	—	(2,627)	—	(28,741)	—	9,793	—	26,879	—	7,344	—	6,553	—	—	—	19,201
Refinements to models used for calculation	—	(995)	—	(30,368)	—	(7,357)	—	(4,188)	—	2,415	—	(4,912)	—	144	—	(45,261)
Amounts written off	—	—	(27)	(27)	—	—	(156)	(156)	(25,470)	(25,470)	(57,398)	(57,398)	(1,084)	(1,084)	(84,135)	(84,135)
Foreign exchange adjustments	226,459	686	7,719	331	104,547	2,725	229	19	9,171	2,352	688	410	—	—	348,813	6,523
Subtotal Commercial loans	10,968,881	30,681	4,579,194	57,965	3,459,715	94,339	214,276	8,306	167,633	56,154	280,313	70,594	2,320	802	19,672,332	318,841

Mortgage loans
Balance as of January 1, 2021	—	—	8,664,761	7,657	—	—	401,997	6,221	—	—	320,200	20,744	414	30	9,387,372	34,652
Net change on Balance*	—	—	1,011,262	(1,521)	—	—	(11,005)	1,118	—	—	(30,009)	6,758	(380)	(28)	969,868	6,327
Transfer to Stage 1	—	—	1,221,879	18,069	—	—	(1,221,879)	(18,069)	—	—	—	—	—	—	—	—
Transfer to Stage 2	—	—	(1,281,402)	(2,077)	—	—	1,332,093	4,084	—	—	(50,691)	(2,007)	—	—	—	—
Transfer to Stage 3	—	—	(7,604)	(53)	—	—	(51,395)	(4,240)	—	—	58,999	4,293	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year**	—	—	—	(15,782)	—	—	—	19,309	—	—	—	(1,159)	—	—	—	2,368
Refinements to models used for calculation	—	—	—	1,997	—	—	—	3,699	—	—	—	653	—	2	—	6,351
Amounts written off	—	—	(24)	(24)	—	—	(7)	(7)	—	—	(10,681)	(10,681)	—	—	(10,712)	(10,712)
Foreign exchange adjustments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal Mortgage loans	—	—	9,608,872	8,266	—	—	449,804	12,115	—	—	287,818	18,601	34	4	10,346,528	38,986

Consumer loans
Balance as of January 1, 2021	—	—	3,295,502	145,399	—	—	324,440	49,789	—	—	327,102	124,357	1,677	520	3,948,721	320,065
Net change on Balance *	—	—	543,272	36,335	—	—	(67,751)	(6,166)	—	—	(36,418)	71,045	(381)	(83)	438,722	101,131
Transfer to Stage 1	—	—	787,325	117,574	—	—	(787,325)	(117,574)	—	—	—	—	—	—	—	—
Transfer to Stage 2	—	—	(879,653)	(57,076)	—	—	943,398	79,524	—	—	(63,745)	(22,448)	—	—	—	—
Transfer to Stage 3	—	—	(12,205)	(1,485)	—	—	(124,873)	(46,739)	—	—	137,078	48,224	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year**	—	—	—	(76,550)	—	—	—	91,107	—	—	—	12,985	—	—	—	27,542
Refinements to models used for calculation	—	—	—	(10,338)	—	—	—	(561)	—	—	—	23,657	—	338	—	13,096
Amounts written off	—	—	(46)	(46)	—	—	(291)	(291)	—	—	(146,024)	(146,024)	(13)	(13)	(146,374)	(146,374)
Foreign exchange adjustments	—	—	5,692	181	—	—	216	20	—	—	36	8	—	—	5,944	209
Subtotal Consumer loans	—	—	3,739,887	153,994	—	—	287,814	49,109	—	—	218,029	111,804	1,283	762	4,247,013	315,669

Total	10,968,881	30,681	17,927,953	220,225	3,459,715	94,339	951,894	69,530	167,633	56,154	786,160	200,999	3,637	1,568	34,265,873	673,496

*	Net change between assets originated and assets repaid excluding write offs.
**	Represents the change in the year-end ECLs of exposures that were transferred from one stage to another during the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Financial assets at amortized cost, continued:

(e)	Loans by industry sector:

The following table details the Bank’s loan portfolio (before allowances for loans losses) as of December 31, 2022 and 2021 by the customer’s industry sector and their respective economic activity:

	Credit and Contingent loans Exposure						Allowances Established
	Domestic loans		Foreign loans		Total	Total	Domestic loans		Foreign loans		Total	Total
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and advances to Banks	1,801,100	1,250,018	373,692	279,814	2,174,792	1,529,832	—	(31)	(1,641)	(50)	(1,641)	(81)

Commercial loans
Agriculture and livestock	797,920	811,756	—	—	797,920	811,756	(11,310)	(23,254)	—	—	(11,310)	(23,254)
Fruit	663,630	636,143	—	—	663,630	636,143	(4,903)	(12,590)	—	—	(4,903)	(12,590)
Forestry	102,548	315,433	—	—	102,548	315,433	(1,369)	(2,140)	—	—	(1,369)	(2,140)
Fishing	30,513	33,989	—	—	30,513	33,989	(1,331)	(1,318)	—	—	(1,331)	(1,318)
Mining	314,890	162,863	—	—	314,890	162,863	(4,666)	(1,954)	—	—	(4,666)	(1,954)
Oil and natural gas	1,011	783	—	—	1,011	783	(15)	(21)	—	—	(15)	(21)
Product manufacturing industries:
Foods, beverages and tobacco	594,923	505,311	—	—	594,923	505,311	(12,316)	(9,254)	—	—	(12,316)	(9,254)
Textiles, leather goods and footwear	33,145	33,900	—	—	33,145	33,900	(625)	(896)	—	—	(625)	(896)
Woods and furnitures	105,551	152,690	—	—	105,551	152,690	(1,553)	(2,009)	—	—	(1,553)	(2,009)
Cellulose, Paper and printing	20,974	22,832	—	—	20,974	22,832	(598)	(743)	—	—	(598)	(743)
Chemicals and petroleum products	365,239	388,804	—	—	365,239	388,804	(3,290)	(2,902)	—	—	(3,290)	(2,902)
Metal, non-metal, machine or others	574,496	498,843	—	—	574,496	498,843	(9,612)	(7,559)	—	—	(9,612)	(7,559)
Electricity, gas and water	463,558	464,087	—	—	463,558	464,087	(3,784)	(2,168)	—	—	(3,784)	(2,168)
Residential construction	271,923	260,942	—	—	271,923	260,942	(10,596)	(8,653)	—	—	(10,596)	(8,653)
Non-residential construction (office, civil engineering)	356,241	541,324	—	—	356,241	541,324	(8,432)	(5,403)	—	—	(8,432)	(5,403)
Wholesale	2,037,033	1,761,049	—	—	2,037,033	1,761,049	(33,387)	(40,630)	—	—	(33,387)	(40,630)
Retail, restaurants and hotels	1,042,290	1,133,708	6,752	7,793	1,049,042	1,141,501	(39,141)	(39,250)	(99)	(134)	(39,240)	(39,384)
Transport and storage	1,210,250	1,181,032	—	—	1,210,250	1,181,032	(21,849)	(31,201)	—	—	(21,849)	(31,201)
Communications	232,984	291,066	—	—	232,984	291,066	(3,989)	(2,348)	—	—	(3,989)	(2,348)
Financial services	2,990,516	3,069,326	—	1,723	2,990,516	3,071,049	(12,372)	(9,172)	—	—	(12,372)	(9,172)
Business services	2,004,481	1,778,544	—	—	2,004,481	1,778,544	(48,666)	(48,153)	—	—	(48,666)	(48,153)
Real estate services	3,338,704	3,035,271	22,792	4,202	3,361,496	3,039,473	(41,809)	(22,448)	(160)	(14)	(41,969)	(22,462)
Student loans	59,753	58,017	—	—	59,753	58,017	(3,628)	(3,437)	—	—	(3,628)	(3,437)
Government administration, defence and police force	26,146	33,812	—	—	26,146	33,812	(317)	(572)	—	—	(317)	(572)
Social services and other community services	833,275	770,707	—	—	833,275	770,707	(13,933)	(16,511)	—	—	(13,933)	(16,511)
Personal services	1,807,207	1,716,382	—	—	1,807,207	1,716,382	(27,717)	(24,107)	—	—	(27,717)	(24,107)
Subtotal	20,279,201	19,658,614	29,544	13,718	20,308,745	19,672,332	(321,208)	(318,693)	(259)	(148)	(321,467)	(318,841)

Residential mortgage loans	11,422,322	10,346,528	—	—	11,422,322	10,346,528	(50,646)	(38,986)	—	—	(50,646)	(38,986)

Consumer loans	4,995,230	4,247,013	—	—	4,995,230	4,247,013	(449,496)	(315,669)	—	—	(449,496)	(315,669)

Contingent loan exposure	12,890,795	11,986,791	—	—	12,890,795	11,986,791	(143,489)	(93,049)	—	—	(143,489)	(93,049)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Financial assets at amortized cost, continued:

(f)	Loans and their provisions for loan losses by tranches of days past-due

The concentration of credit risk by days past due is as follows:

	Financial assets before allowances		Allowances established		Net financial assets
	2022	2021	2022	2021	2022	2021
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and advances to Banks
0 days	2,072,225	1,413,525	(1,196)	(60)	2,071,029	1,413,465
1 to 29 days	102,567	116,307	(445)	(21)	102,122	116,286
30 to 59 days	—	—	—	—	—	—
60 to 89 days	—	—	—	—	—	—
> = 90 days	—	—	—	—	—	—
Subtotal	2,174,792	1,529,832	(1,641)	(81)	2,173,151	1,529,751

Commercial loans
0 days	19,653,330	19,177,970	(199,029)	(222,812)	19,454,301	18,955,158
1 to 29 days	274,566	209,078	(18,961)	(13,461)	255,605	195,617
30 to 59 days	95,919	68,970	(13,563)	(9,442)	82,356	59,528
60 to 89 days	36,642	19,771	(8,193)	(3,892)	28,449	15,879
> = 90 days	248,288	196,543	(81,721)	(69,234)	166,567	127,309
Subtotal	20,308,745	19,672,332	(321,467)	(318,841)	19,987,278	19,353,491

Residential mortgage loans
0 days	11,051,530	10,103,531	(22,002)	(19,552)	11,029,528	10,083,979
1 to 29 days	173,094	113,040	(11,591)	(7,329)	161,503	105,711
30 to 59 days	68,590	35,687	(8,043)	(3,885)	60,547	31,802
60 to 89 days	30,675	19,095	(3,733)	(2,038)	26,942	17,057
> = 90 days	98,433	75,175	(5,277)	(6,182)	93,156	68,993
Subtotal	11,422,322	10,346,528	(50,646)	(38,986)	11,371,676	10,307,542

Consumer loans
0 days	4,633,879	4,013,200	(274,951)	(216,681)	4,358,928	3,796,519
1 to 29 days	157,080	124,422	(60,740)	(42,598)	96,340	81,824
30 to 59 days	77,179	52,105	(37,047)	(24,763)	40,132	27,342
60 a 89 days	41,116	21,308	(22,870)	(10,999)	18,246	10,309
> = 90 days	85,976	35,978	(53,888)	(20,628)	32,088	15,350
Subtotal	4,995,230	4,247,013	(449,496)	(315,669)	4,545,734	3,931,344

Total Loans	38,901,089	35,795,705	(823,250)	(673,577)	38,077,839	35,122,128

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Financial assets at amortized cost, continued:

(g)	Financial Lease Contracts:

As of December 31, 2022 and 2021, the Bank’s scheduled cash flows to be received from financial leasing contracts have the following maturities as follows:

	Total receivable		Unearned income		Net lease receivable (*)
	2022	2021	2022	2021	2022	2021
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Due within one year	583,321	525,720	(76,614)	(53,312)	506,707	472,408
Due after 1 year but within 2 years	433,397	385,118	(55,714)	(38,653)	377,683	346,465
Due after 2 years but within 3 years	294,728	260,002	(35,133)	(25,228)	259,595	234,774
Due after 3 years but within 4 years	191,083	166,416	(22,481)	(17,015)	168,602	149,401
Due after 4 years but within 5 years	134,590	116,650	(15,614)	(12,038)	118,976	104,612
Due after 5 years	378,280	327,071	(33,166)	(25,624)	345,114	301,447
Total	2,015,399	1,780,977	(238,722)	(171,870)	1,776,677	1,609,107

(*)	The net balance receivable does not include the total overdue portfolio totaling Ch$5,907 million and Ch$4,178 million as of December 31, 2022 and 2021, respectively. This overdue portfolio only reflects the past due portion without considering the remaining outstanding principal and interest.

The Bank maintains financial lease operations associated with real estate, industrial machinery, vehicles and transportation equipment. These leases contracts have an average term between 2 and 15 years.

Other disclosures:

As of December 31, 2022, under the Commercial Loans item, operations are maintained that guarantee obligations maintained with the Central Bank of Chile as part of the Loan Increase Conditional Credit Facility (FCIC by its Spanish initials) program for an approximate amount of Ch$3,297,016 million (Ch$3,024,118 million in December 2021).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Financial assets at amortized cost, continued:

(h)	Purchase of loan portfolio:

During the year 2022 and 2021 no portfolio purchases were made.

(i)	Sale or transfer of credits from the loans to customers:

During 2022 and 2021 the Bank has carried out transactions of sale or transfer of the loan portfolio according to the following:

	As of December 31, 2022
	Carrying amount	Allowances released	Sale price	Effect on income (loss) gain (*)
	MCh$	MCh$	MCh$	MCh$

Sale of outstanding loans	7,908	(2,264)	7,908	2,264
Sale of write-off loans	—	—	—	—
Total	7,908	(2,264)	7,908	2,264

	As of December 31, 2021
	Carrying amount	Allowances released	Sale price	Effect on income (loss) gain (*)
	MCh$	MCh$	MCh$	MCh$

Sale of outstanding loans	24,023	(15,477)	13,992	5,446
Sale of write-off loans	—	—	12	12
Total	24,023	(15,477)	14,004	5,458

(*)	See Note No. 31.

(j)	Securitization of own assets:

During the years 2022 and 2021, there is no securitization transactions executed involving its own assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.	Investments in Other Companies:

(a)	This item includes investments in other companies for an amount of Ch$56,177 million and Ch$46,923 million as of December 31, 2022 and 2021, respectively, detailed as follows:

		% Ownership Interest		Equity		Assets
		2022	2021	2022	2021	2022	2021
Company	Shareholder	%	%	MCh$	MCh$	MCh$	MCh$
Associates
Transbank S.A.	Banco de Chile	26.16	26.16	109,762	84,898	29,015	22,207
Administrador Financiero del Transantiago S.A.	Banco de Chile	20.00	20.00	20,626	19,158	4,366	3,947
Centro de Compensación Automatizado S.A.	Banco de Chile	33.33	33.33	15,047	10,728	5,172	3,663
Sociedad Imerc OTC S.A.	Banco de Chile	12.33	12.33	13,213	12,609	1,662	1,541
Redbanc S.A.	Banco de Chile	38.13	38.13	11,368	9,935	4,400	3,842
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Banco de Chile	15.00	15.00	7,353	6,638	1,145	1,025
Sociedad Interbancaria de Depósitos de Valores S.A.	Banco de Chile	26.81	26.81	7,255	6,317	2,066	1,788
Subtotal Associates				184,624	150,283	47,826	38,013

Joint Venture
Servipag Ltda.	Banco de Chile	50.00	50.00	13,662	14,930	6,831	7,465
Artikos Chile S.A.	Banco de Chile	50.00	50.00	2,632	2,527	1,520	1,445
Subtotal				16,294	17,457	8,351	8,910

Total				200,918	167,740	56,177	46,923

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.	Investments in Other Companies, continued:

(b)	The total carrying amount of the Bank’s associates as of December 31, 2022 and 2021 is explained as follows:

	2022
Associate’s statement of financial position	Centro de Compensación Automatizado S.A.	Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Sociedad Interbancaria de Depósitos de Valores S.A.	Redbanc S.A.	Transbank S.A.	Administrador Financiero del Transantiago S.A.	Sociedad Imerc OTC S.A.	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current assets	8,954	6,646	81	14,459	1,359,640	59,946	31,105	1,480,831
Non-current assets	10,388	1,711	7,637	16,058	137,505	793	4,459	178,551
Total Assets	19,342	8,357	7,718	30,517	1,497,145	60,739	35,564	1,659,382

Current liabilities	3,986	1,004	463	17,595	1,385,956	40,113	20,672	1,469,789
Non-current liabilities	309	—	—	1,554	1,427	—	1,670	4,960
Total Liabilities	4,295	1,004	463	19,149	1,387,383	40,113	22,342	1,474,749
Equity	15,047	7,353	7,255	11,368	109,762	20,626	13,213	184,624
Minority interest	—	—	—	—	—	—	9	9
Total Liabilities and Equity	19,342	8,357	7,718	30,517	1,497,145	60,739	35,564	1,659,382

Associate’s revenue and profit
Operating income	7,516	4,550	17	51,851	969,177	4,468	8,882	1,046,461
Operating expenses	(2,612)	(4,279)	(49)	(50,155)	(835,126)	(2,296)	(8,412)	(902,929)
Other income (expenses)	907	667	1,540	264	(103,854)	2,339	877	(97,260)
Gain before tax	5,811	938	1,508	1,960	30,197	4,511	1,347	46,272
Income tax	(1,109)	(8)	—	(249)	(3,952)	(490)	(473)	(6,281)
Gain for the year	4,702	930	1,508	1,711	26,245	4,021	874	39,991

	2021
Associate’s statement of financial position	Centro de Compensación Automatizado S.A.	Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Sociedad Interbancaria de Depósitos de Valores S.A.	Redbanc S.A.	Transbank S.A.	Administrador Financiero del Transantiago S.A.	Sociedad Imerc OTC S.A.	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current assets	10,501	5,259	108	12,006	1,197,305	53,741	27,628	1,306,548
Non-current assets	2,746	2,310	6,567	16,404	120,282	696	8,013	157,018
Total Assets	13,247	7,569	6,675	28,410	1,317,587	54,437	35,641	1,463,566

Current liabilities	2,126	836	358	9,490	1,230,002	35,189	21,179	1,299,180
Non-current liabilities	393	95	—	8,985	2,687	90	1,844	14,094
Total Liabilities	2,519	931	358	18,475	1,232,689	35,279	23,023	1,313,274
Equity	10,728	6,638	6,317	9,935	84,898	19,158	12,609	150,283
Minority interest	—	—	—	—	—	—	9	9
Total Liabilities and Equity	13,247	7,569	6,675	28,410	1,317,587	54,437	35,641	1,463,566

Associate’s revenue and profit
Operating income	5,675	3,898	10	43,192	821,362	4,033	7,210	885,380
Operating expenses	(2,377)	(3,653)	(43)	(41,066)	(757,773)	(2,182)	(6,864)	(813,958)
Other income (expenses)	87	134	1,208	(338)	(83,001)	296	(5)	(81,619)
Gain before tax	3,385	379	1,175	1,788	(19,412)	2,147	341	(10,197)
Income tax	(757)	13	—	(375)	6,973	(222)	31	5,663
Gain for the year	2,628	392	1,175	1,413	(12,439)	1,925	372	(4,534)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.	Investments in Other Companies, continued:

(c)	Joint Ventures:

The Bank has a 50% interest in Servipag Ltda. and a 50% interest in Artikos Chile S.A., two jointly controlled entities. The Bank’s interest in both entities is accounted for using the equity method in the consolidated financial statements.

The table below presents summarized financial information as of December 31, 2022 and 2021 of the entities the Bank controls jointly:

	Artikos Chile S.A.		Servipag Ltda.
	2022	2021	2022	2021
	MCh$	MCh$	MCh$	MCh$
Current assets	2,540	2,067	76,085	65,128
Non-current assets	1,985	2,278	14,605	15,721
Total Assets	4,525	4,345	90,690	80,849

Current liabilities	1,326	1,167	73,923	61,079
Non-current liabilities	567	651	3,105	4,840
Total Liabilities	1,893	1,818	77,028	65,919
Equity	2,632	2,527	13,662	14,930
Total Liabilities and Equity	4,525	4,345	90,690	80,849

Operating income	5,559	3,977	40,403	39,309
Operating expenses	(3,905)	(2,631)	(36,347)	(37,047)
Other income (expenses)	69	7	525	(231)
Profit before tax	1,723	1,353	4,581	2,031
Income tax	(362)	(142)	(849)	(369)
Profit for the year	1,361	1,211	3,732	1,662

(d)	The reconciliation between opening and ending balance of investments in other companies that are not consolidated in 2022, 2021 and 2020 is detailed as follows:

	2022	2021	2020
	MCh$	MCh$	MCh$
Balance as of January 1,	46,923	42,338	48,442
Capital increase	—	7,847	—
Participation in net income	13,031	1,793	(5,099)
Dividends received	(3,622)	(1,097)	(1,001)
Non-current assets Nexus (*)	—	(3,961)	—
Other	(155)	3	(4)
Balance as of December 31,	56,177	46,923	42,338

(*)	See Note No. 5 letter c).

(e)	During the year ended as of December 31, 2022 and 2021 no impairment has incurred in these investments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Intangible Assets:

(a)	As of December 31, 2022 and 2021 intangible assets are detailed as follows:

	Useful Life		Average remaining amortization period		Gross balance		Accumulated Amortization		Net balance
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
	Years	Years	Years	Years	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Other Intangible Assets:
Goodwill	―	―	―	―	16,714	16,714	―	―	16,714	16,714
Intangible assets arising from business combinations	―	―	―	―	56,249	56,249	(39,553)	(39,553)	16,696	16,696
Software or computer programs	6	6	5	4	263,294	209,458	(156,674)	(136,926)	106,620	72,532
Total					336,257	282,421	(196,227)	(176,479)	140,030	105,942

(b)	Changes in intangible assets during the year 2022 and 2021 are as follows:

	Goodwill (1)	Intangible assets arising from business combinations (2)	Software or computer programs	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2022	16,714	56,249	209,458	282,421
Acquisitions	—	—	56,891	56,891
Disposals/write-downs	—	—	(2,751)	(2,751)
Reclassification	—	—	(182)	(182)
Impairment (*) (***)	—	—	(122)	(122)
Total	16,714	56,249	263,294	336,257

Accumulated Amortization
Balance as of January 1, 2022	—	(39,553)	(136,926)	(176,479)
Amortization for the year (**)	—	—	(21,502)	(21,502)
Disposals/write-downs	—	—	1,572	1,572
Reclassification	—	—	182	182
Impairment (*) (***)	—	—	—	—
Total	—	(39,553)	(156,674)	(196,227)

Balance as of December 31, 2022	16,714	16,696	106,620	140,030

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Intangible Assets, continued:

	Goodwill (1)	Intangible assets arising from business combinations (2)	Software or computer programs	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2021	16,714	56,249	180,695	253,658
Acquisitions	—	—	30,222	30,222
Disposals/write-downs	—	—	(352)	(352)
Reclassification	—	—	(89)	(89)
Impairment (*) (***)	—	—	(1,018)	(1,018)
Total	16,714	56,249	209,458	282,421

Accumulated Amortization
Balance as of January 1, 2021	—	(39,553)	(119,994)	(159,547)
Amortization for the year (**)	—	—	(17,831)	(17,831)
Disposals/write-downs	—	—	352	352
Reclassification	—	—	(2)	(2)
Impairment (*) (***)	—	—	549	549
Total	—	(39,553)	(136,926)	(176,479)

Balance as of December 31, 2021	16,714	16,696	72,532	105,942

(1)	Goodwill corresponds mainly to business combination with Citibank Chile whose amount is of MCh$12,576 that represents the value of synergies to be generated in the combination process and the acquisition of know-how.
(2)	Intangible assets arising from business combinations include assets with indefinite useful lives acquired in the business combination with Citibank Chile.
(*)	See Note No. 38 Impairment of non-financial assets.
(**)	See Note No. 37 Depreciation and Amortization.
(***)	Does not include provision for intangible write-offs for Ch$1,178 million in December 2021.

As of December 31, 2022 and 2021, the Bank had made the following commitments for technological developments:

	Amount of Commitment
	2022	2021
	MCh$	MCh$
Software and licenses	15,213	7,097

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Intangible Assets, continued:

(c)	Impairment testing of Goodwill:

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

Accordingly, for impairment testing purposes, goodwill acquired through business combinations has been allocated to four individual business segments, as follows:

	2022	2021
Business Segments	MCh$	MCh$
Retail	5,928	5,928
Wholesale	2,135	2,135
Treasury and money market operations	4,513	4,513
Subsidiaries	4,138	4,138
Total	16,714	16,714

Below are the key assumptions used for determining the value in use for impairment testing purposes:

●	The Bank determines the recoverable amount of its business segments on the basis of value in use by employing a Discounted Cash Flows (“DCF”) valuation model. The DCF model determines the present value of the estimated future earnings that would be distributed to shareholders in the way of dividens, once satisfied the capital regulatory requirements.

●	For purposes of the goodwill impairment testing, the DCF model considers earnings projections for a ten-year period, which is deemed as the period in which the Bank is able to achieve the goals set in its long-term business strategy.

●	Earnings projections result from business growth, particularly associated with projected expansion rates for the local economy, the industry’s loan book and the Bank’s strategic goals. Then, based on historical data and a linear regression analysis, the Bank determines a loan growth multiplier (in real terms) over GDP growth for the local economy. This multiplier is expected to return to normal levels, after the downturn prompted by the COVID-19 and the second round effects of one-time policies adopted in order to deal with the pandemic. Accordingly, the loan growth multiplier would achieve 1.60 times since 2027.

●	Following the estimated growth rates for the Chilean economy (measured as GDP) and the banking industry in terms of loans to customers, expansion rates of the Bank’s loan book are determined by considering the achievement of the Bank’s long-term strategic goals. Therefore, real growth rates are considered to be slightly higher than the industry rates within the ten-year period, assuming that a market share of 16.8% is achieved at year four and remains unchanged afterwards.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Intangible Assets, continued:

(c)	Impairment testing of Goodwill, continued:

●	For purposes of business segments valuation, the DCF model considers discount rates that are determined by carrying out a linear regression analysis based on historical data of daily stock returns for the Bank and the market portfolio (IGPA index in Chile). In order to do this, an index linear model is applied, which is widely used in finance for these purposes. After estimating the model parameters (alpha and beta), the Capital Asset Pricing Model (“CAPM”) is utilized to determine the cost of equity or discount rate for shareholders’ cash flows. When using CAPM, a 8.6% nominal discount rate is computed by assuming long-term scenarios for market risk premium and the latest available data (December 2022) for both inflation and long-term risk-free rate. We also use alternative methods, such as historical return-on-market-equity (net income over market capitalization) and implied return-on-equity from price-to-earnings ratios projected by market analysts. Based on these methods, we compute discount rates of 8.4% by using the return-on-market-equity and 11.1% by means of the projected price-to-earnings ratio. By using such evidence, the Bank determined a real cost of equity of 9.0% as a baseline scenario for discount rates used for valuation purposes. The Bank also carries out a sensitivity analysis by setting discounts rates of 8.0% and 10.0%.

(d)	Annual goodwill impairment test:

The annual goodwill impairment tests for the years ended December 31, 2022 and 2021 did not result in an impairment loss on the goodwill of the Bank’s business segments as their economic values were higher than their carrying amounts.

(e)	Restrictions:

Banco de Chile and its subsidiaries have no restrictions on intangible assets as of December 31, 2022 and 2021. Additionally, no intangible assets have been pledged as collateral to secure the fulfillment of any financial obligation. Moreover, there are no amounts owed by the Bank on intangible assets as of the aforementioned dates.

14.	Property and Equipment:

(a)	The properties and equipment as of December 31, 2022 and 2021 are composed as follows:

	Useful Life		Average remaining depreciation		Gross balance		Accumulated Depreciation		Net balance
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
	Years	Years	Years	Years	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Type of property and equipment:
Land and Buildings	25	26	18	19	316,968	311,279	(157,810)	(148,645)	159,158	162,634
Equipment	5	5	3	3	246,706	243,757	(203,136)	(191,334)	43,570	52,423
Others	7	7	4	4	58,890	56,582	(51,494)	(49,319)	7,396	7,263
Total					622,564	611,618	(412,440)	(389,298)	210,124	222,320

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

14.	Property and Equipment, continued:

(b)	As of December 31, 2022 and 2021, this account and its changes are detailed as follows:

	December 2022
	Land and Buildings	Equipment	Others	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2022	311,279	243,757	56,582	611,618
Additions	6,041	9,823	2,842	18,706
Write-downs and sales of the year	(352)	(6,900)	(498)	(7,750)
Transfers	—	36	(36)	—
Impairment (***)	—	(10)	—	(10)
Total	316,968	246,706	58,890	622,564

Accumulated Depreciation
Balance as of January 1, 2022	(148,645)	(191,334)	(49,319)	(389,298)
Reclassification	—	—	—	—
Depreciation of the year (*) (**)	(9,228)	(18,650)	(2,701)	(30,579)
Write-downs and sales of the year	63	6,883	490	7,436
Transfers	—	(36)	36	—
Impairment (***)	—	1	—	1
Total	(157,810)	(203,136)	(51,494)	(412,440)

Balance as of December 31, 2022	159,158	43,570	7,396	210,124

	December 2021
	Land and Buildings	Equipment	Others	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2021	304,951	222,624	55,898	583,473
Additions	9,477	22,367	2,349	34,193
Write-downs and sales of the year	(3,132)	(1,232)	(1,628)	(5,992)
Impairment (***)	(17)	(2)	(37)	(56)
Total	311,279	243,757	56,582	611,618

Accumulated Depreciation
Balance as of January 1, 2021	(142,543)	(175,141)	(47,861)	(365,545)
Reclassification	—	—	16	16
Depreciation of the year (*) (**)	(8,895)	(17,409)	(3,107)	(29,411)
Write-downs and sales of the year	2,793	1,216	1,620	5,629
Impairment (***)	—	—	13	13
Total	(148,645)	(191,334)	(49,319)	(389,298)
Balance as of December 31, 2021	162,634	52,423	7,263	222,320

(*)	See Note No. 37 about Depreciation and Amortization.

(**)	It does not include depreciation for the year for Investment Properties, which was recorded under the item “Other Assets” for an amount of Ch$357 million (Ch$357 million in 2021).

(***)	See Note No. 38 Impairment of non-financial assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

15.	Right-of-use assets and Lease liabilities:

(a)	The composition of the rights over leased assets as of December 31, 2022 and 2021 is as follows:

	Gross Balance		Accumulated Depreciation		Net Balance
	2022	2021	2022	2021	2022	2021
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Categories
Buildings	144,482	124,978	(64,352)	(46,743)	80,130	78,235
Floor space for ATMs	43,492	42,051	(35,735)	(25,566)	7,757	16,485
Improvements to leased properties	28,595	26,066	(21,561)	(20,598)	7,034	5,468
Total	216,569	193,095	(121,648)	(92,907)	94,921	100,188

(b)	The changes of the rights over leased assets as of December 31, 2022 and 2021 is as follows:

	2022
	Buildings	Floor space for ATMs	Improvements to leased properties	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2022	124,978	42,051	26,066	193,095
Additions	23,930	2,819	2,529	29,278
Write-downs	(4,296)	(1,002)	—	(5,298)
Remeasurement	(130)	(376)	—	(506)
Total	144,482	43,492	28,595	216,569

Accumulated Depreciation
Balance as of January 1, 2022	(46,743)	(25,566)	(20,598)	(92,907)
Depreciation of the year (*)	(19,636)	(11,168)	(963)	(31,767)
Write-downs	2,027	999	—	3,026
Total	(64,352)	(35,735)	(21,561)	(121,648)

Balance as of December 31, 2022	80,130	7,757	7,034	94,921

(*)	See Note No.37 Depreciation and Amortization.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

15.	Right-of-use assets and Lease liabilities, continued:

	2021
	Buildings	Floor space for ATMs	Improvements to leased properties	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2021	123,215	40,445	26,579	190,239
Additions	12,123	2,867	1,386	16,376
Write-downs	(10,468)	(1,055)	(1,899)	(13,422)
Remeasurement	—	(206)	—	(206)
Others	108	—	—	108
Total	124,978	42,051	26,066	193,095

Accumulated Depreciation
Balance as of January 1, 2021	(33,560)	(16,496)	(21,354)	(71,410)
Depreciation of the year (*)	(18,244)	(10,095)	(860)	(29,199)
Write-downs	5,064	1,025	1,616	7,705
Others	(3)	—	—	(3)
Total	(46,743)	(25,566)	(20,598)	(92,907)

Balance as of December 31, 2021	78,235	16,485	5,468	100,188

(*)	See Note No.37 Depreciation and Amortization.

(c)	The future maturities (including unearned interest) of the lease liabilities as of December 31, 2022 and 2021:

	December 2022
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
Lease associated to:	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Buildings	—	1,895	3,786	16,018	32,260	19,799	22,825	96,583
ATMs	—	1,087	2,151	7,323	1,323	225	92	12,201
Total	—	2,982	5,937	23,341	33,583	20,024	22,917	108,784

	December 2021
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
Lease associated to:	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Buildings	—	1,785	3,555	13,516	28,025	21,530	27,733	96,144
ATMs	—	962	1,921	8,221	6,114	116	108	17,442
Total	—	2,747	5,476	21,737	34,139	21,646	27,841	113,586

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

15.	Right-of-use assets and Lease liabilities, continued:

The Bank and its subsidiaries maintain contracts with certain renewal options and for which there is reasonable certainty that said option shall be carried out. In such cases, the lease period used to measure the liability and assets corresponds to an estimate of future renewals.

The changes of the obligations for lease liabilities and the flows for the years 2022 and 2021 are as follows:

Total cash flow for the year
Lease liability	MCh$

Balances as of January 1, 2021	115,017
Liabilities for new lease agreements	8,283
Interest accrued expenses	1,978
Payments of capital and interests	(30,585)
Remeasurement	(206)
Derecognized contracts	(5,524)
Readjustments	6,707
Balances as of December 31, 2021	95,670
Liabilities for new lease agreements	16,559
Interest accrued expenses	1,865
Payments of capital and interests	(32,375)
Remeasurement	(506)
Derecognized contracts	(2,020)
Others	10,176
Balances as of December 31, 2022	89,369

(d)	The future cash flows related to short-term lease agreements in effect as of December 31, 2022 correspond to Ch$3,483 million (Ch$5,569 million as of December 31, 2021).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

16.	Current tax and deferred taxes:

(a)	Current Tax:

The Bank and its subsidiaries at the end of each year, have constituted a First Category Income Tax Provision, which was determined based on current tax regulations, and has been reflected in the statement of financial position net of taxes to be recovered or payable, as applicable, as of December 31, 2022 and 2021, according to the following detail:

	2022	2021
	MCh$	MCh$

Income taxes	311,532	299,396
Less:
Monthly prepaid taxes (PPM)	(492,990)	(182,903)
Credit for training expenses	(2,216)	(2,000)
Other	(2,795)	(2,210)
Total tax (receivable) payable, net	(186,469)	112,283

Tax Rate	27.00%	27.00%

	2022	2021
	MCh$	MCh$

Current tax assets	187,401	―
Current tax liabilities	(932)	(112,283)
Total tax receivable (payable), net	186,469	(112,283)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

16.	Current tax and deferred taxes, continued:

(b)	Income Tax:

The Bank’s tax expense recorded for the years ended December 31, 2022, 2021 and 2021 is detailed as follows:

	2022	2021	2020
	MCh$	MCh$	MCh$
Income tax expense:
Current year taxes	369,711	250,155	161,869
Tax from previous period	2,931	3,014	813
Subtotal	372,642	253,169	162,682
(Credit) charge for deferred taxes:
Origin and reversal of temporary differences	(91,001)	20,163	(58,895)
Subtotal	(91,001)	20,163	(58,895)
Others	7,568	2,637	(564)
Net charge to income for income taxes	289,209	275,969	103,223

(c)	Reconciliation of effective tax rate:

The following table reconciles the income tax rate to the effective rate applied to determine the Bank’s income tax expense as of December 31, 2022, 2021 and 2021:

	2022		2021		2020
	Tax rate %	MCh$	Tax rate %	MCh$	Tax rate %	MCh$
Income tax calculated on net income before tax	27.00	468,453	27.00	359,717	27.00	136,310
Additions or deductions (*)	(10.33)	(179,245)	(6.27)	(83,587)	(7.76)	(39,195)
Other	0.00	1	(0.01)	(161)	1.21	6,108
Effective rate and income tax expense	16.67	289,209	20.72	275,969	20.45	103,223

(*)	The deductions of the tax rate for 2022, 2021 and 2020 mainly relate to permanent differences between tax and financial accounting rules.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

16.	Current tax and deferred taxes, continued:

(d)	Effect of deferred taxes on income and equity:

The effects of deferred taxes on assets, liabilities and income accounts are detailed as follows:

	Balance as of	Effect		Balance as of	Effect		Balance as of
	January 1, 2021	Income	OCI	December 31, 2021	Income	OCI	December 31, 2022
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Deferred tax assets:
Allowances for loan losses	217,361	(47,150)	—	170,211	47,677	—	217,888
Personnel provisions	16,516	(1,929)	—	14,587	5,924	—	20,511
Staff vacations	9,164	829	—	9,993	1,146	—	11,139
Accrued interest and indexation adjustments from past due loans	4,570	503	—	5,073	5,232	—	10,305
Staff severance indemnities provision	1,421	(67)	(125)	1,229	988	35	2,252
Provisions of credit card expenses	7,959	1,815	—	9,774	(628)	—	9,146
Provisions of accrued expenses	14,083	(1,768)	—	12,315	(486)	—	11,829
Derivative instruments adjustments	1,361	102	—	1,463	(261)	—	1,202
Adjustment for valuation and impairment of financial assets at fair value through OCI	—	270	2,774	3,044	—	804	3,848
Leasing	28,835	23,184	—	52,019	37,802	—	89,821
Other adjustments	37,488	11,401	—	48,889	(9,700)	—	39,189
Total Deferred tax assets	338,758	(12,810)	2,649	328,597	87,694	839	417,130
Deferred tax liabilities:
Depreciation of property and equipment and investment properties	17,256	(810)	—	16,446	(5,509)	—	10,937
Adjustment for valuation and impairment of financial assets at fair value through OCI	1,397	—	(1,397)	—	—	—	—
Transitory assets	6,533	1,580	—	8,113	995	—	9,108
Derivative instruments adjustments	—	—	—	—	—	—	—
Accrued interest to effective rate	2,774	(342)	—	2,432	4		2,436
Advance payment of lump-sum under union contracts	2,234	3,434	—	5,668	(2,980)	—	2,688
Intangible assets amortization	5,503	—	—	5,503	—	—	5,503
Other adjustments	10,544	3,491	—	14,035	4,183	54	18,272
Total Deferred tax liabilities	46,241	7,353	(1,397)	52,197	(3,307)	54	48,944
Total Assets (Liabilities) tax, net	292,517	(20,163)	4,046	276,400	91,001	785	368,186

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.	Other Assets:

As of December 31, 2022 and 2021, other assets are detailed as follows:

	2022	2021
	MCh$	MCh$
Cash collateral provided for derivative financial transactions	314,301	293,378
Accounts receivable from third parties	190,912	95,551
Debtors from brokerage of financial instruments	128,286	78,524
Assets to be leased out as lessor (*)	94,925	94,462
Prepaid expenses	39,744	45,731
Investment properties (**)	12,120	12,476
Income from regular activities from contracts with customers	6,472	11,132
Recoverable income taxes	4,435	3,749
Pending transactions	3,058	2,292
Other provided cash collateral	2,160	1,921
VAT receivable	7	—
Accumulated impairment in respect of other assets receivable	(882)	(1,873)
Other Assets	18,579	29,768
Total	814,117	667,111

(*)	Correspond to fixed assets to be delivered under the financial lease modality.

Estimated useful lives applied by the Bank are presented in Note No. 2(m) Property and equipment.

(**)	As of December 31, 2022, the fair value of the investment properties held by the Bank is Ch$58,721 million (Ch$51,808 million as of December 31, 2021).

In 2022, the Bank earned income of Ch$3,738 million (Ch$3,372 million in 2021) renting out its investment properties. In the same period the Bank incurred corresponding expenses of Ch$2,667 million and Ch$1,843 million per year in 2022 and 2021.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

18.	Non-current assets and disposal groups held for sale and Liabilities included in disposal groups for sale:

(a)	At the end of each year, the item is composed as follows:

	2022	2021
	MCh$	MCh$
Assets received in lieu of payment or awarded at judicial sale (*)
Assets awarded at judicial sale	10,006	11,629
Assets received in lieu of payment	4,065	1,955
Provision for assets received in lieu of payment or awarded	(1,042)	(1,020)

Non-current assets for sale
Investments in other companies (**)	—	3,961
Assets for recovery of assets transferred in financial leasing operations	744	2,955

Disposal groups held for sale	—	—
Total	13,773	19,480

(*)	Assets received in lieu of payment are assets received as payment of customers’ past-due debts. The assets acquired must not exceed the aggregate 20% of the Bank’s effective equity. These assets currently represent 0.0022% (0.0169% as of December 31, 2021) of the Bank’s effective equity.

(**)	Corresponds to the participation in Sociedad Operadora de Tarjetas de Crédito Nexus S.A., which has been reclassified as a non-current asset.

(b)	The changes of the provision for assets received in lieu of payment during the periods 2022 and 2021 are as follows:

Provision for assets received in lieu of payment	MCh$

Balance as of January 1, 2021	506
Provisions used	(138)
Provisions established	652
Provisions released	—
Balance as of December 31, 2021	1,020
Provisions used	(641)
Provisions established	663
Provisions released	—
Balance as of December 31, 2022	1,042

(c)	The Bank does not present liabilities included in the disposal group for sale during the years 2022 and 2021.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

19.	Financial liabilities held for trading at fair value through profit or loss:

The item detail is as follows:

	2022	2021
	MCh$	MCh$

Financial derivative contracts	3,101,469	2,772,780
Other financial instruments	6,271	—
Total	3,107,740	2,772,780

a)	As of December 31, 2022 and 2021, the Bank maintains the following debt portfolio of derivative instruments:

	Notional amount of contract with final expiration date in
	Demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 year and up to 5 years		Over 5 years		Total		Fair value Liabilities
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Currency forward	—	—	3,785,602	2,713,040	2,178,784	2,847,610	3,562,216	3,581,429	589,336	537,651	—	4,603	—	—	10,115,938	9,684,333	535,630	505,463
Interest rate swap	—	—	1,905,526	602,352	1,837,023	1,951,608	5,208,401	5,662,946	5,173,535	5,557,886	3,743,709	3,312,684	4,398,123	4,927,051	22,266,317	22,014,527	1,248,414	831,331
Interest rate swap and cross currency swap	—	—	307,672	158,302	584,427	436,814	1,327,828	2,567,509	3,271,782	2,857,645	1,872,025	2,017,579	2,844,395	2,673,152	10,208,129	10,711,001	1,311,871	1,432,801
Call currency options	—	—	17,387	6,828	18,726	9,360	26,020	24,579	—	341	—	—	—	—	62,133	41,108	1,665	2,726
Put currency options	—	—	20,572	5,457	27,620	26,668	27,610	27,599	—	2,631	—	—	—	—	75,802	62,355	3,889	459
Total	—	—	6,036,759	3,485,979	4,646,580	5,272,060	10,152,075	11,864,062	9,034,653	8,956,154	5,615,734	5,334,866	7,242,518	7,600,203	42,728,319	42,513,324	3,101,469	2,772,780

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

20.	Financial liabilities at amortized cost:

The item detail is as follows:

	2022	2021
	MCh$	MCh$

Current accounts and other demand deposits	13,592,155	18,542,791
Saving accounts and time deposits	14,358,987	9,140,006
Obligations by repurchase agreements and securities lending	216,264	95,009
Borrowings from financial institutions	5,397,676	4,861,865
Debt financial instruments issued	9,267,947	8,561,395
Other financial obligations	344,030	250,005
Total	43,177,059	41,451,071

(a)	Current accounts and other demand deposits:

As of December 31, 2022 and 2021, the composition of current accounts and other demand deposits is as follows:

	2022	2021
	MCh$	MCh$
Current accounts	11,172,137	15,349,224
Other demand obligations	1,375,631	1,552,280
Demand deposits accounts	657,057	952,621
Other demand deposits	387,330	688,666
Total	13,592,155	18,542,791

(b)	Saving accounts and time deposits:

As of December 31, 2022 and 2021, the composition of saving accounts and time deposits is as follows:

	2022	2021
	MCh$	MCh$
Time deposits	13,723,090	8,319,165
Term savings accounts	407,746	448,257
Other term balances payable	228,151	372,584
Total	14,358,987	9,140,006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

20.	Financial liabilities at amortized cost, continued:

(c)	Obligations by repurchase agreements and securities lending:

The Bank obtains financing by selling financial instruments and agreeing to repurchase them in the future, plus interest at a prefixed rate. As of December 31, 2022 and 2021, the repurchase agreements are the following:

	Demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
	MCh	$MCh	$MCh	$MCh	$MCh	$MCh	$MCh	$MCh	$MCh	$MCh	$MCh	$MCh	$MCh	$MCh	$MCh	$MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Central Bank promissory notes	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued by the Chilean Government and Central Bank of Chile	—	—	7,340	351	—	—	—	—	—	—	—	—	—	—	7,340	351
Subtotal	—	—	7,340	351	—	—	—	—	—	—	—	—	—	—	7,340	351
Other Financial Instruments issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	—	—	35,139	—	—	—	—	—	—	—	—	—	—	—	35,139	—
Deposits in domestic banks	—	—	173,733	84,996	52	—	—	52	—	—	—	—	—	—	173,785	85,048
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	—	—	—	2,320	—	4	—	—	—	—	—	—	—	—	—	2,324
Subtotal	—	—	208,872	87,316	52	4	—	52	—	—	—	—	—	—	208,924	87,372
Financial Instruments issued by Foreign Institutions
Instruments from foreign governments or central bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued by foreign	—	—	—	—	—	—	—	7,286	—	—	—	—	—	—	—	7,286
Subtotal	—	—	—	—	—	—	—	7,286	—	—	—	—	—	—	—	7,286
Total	—	—	216,212	87,667	52	4	—	7,338	—	—	—	—	—	—	216,264	95,009

Securities sold:

The fair value of the financial instruments delivered as collateral by the Bank and its subsidiaries, in sales transactions with repurchase agreement and securities lending as of December 31, 2022 amounts to Ch$215,781 million (Ch$85,322 million in December 2021). In the event that the Bank and its subsidiaries enter into default or bankruptcy, the counterparty is authorized to sell or deliver these investments as collateral.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

20.	Financial liabilities at amortized cost, continued:

(d)	Borrowings from Financial Institutions:

As of December 31, 2022 and 2021, borrowings from financial institutions are detailed as follows:

	2022	2021
	MCh$	MCh$
Domestic banks
Banco Santander	2,699	—
Subtotal domestic banks	2,699	—

Foreign banks
Foreign trade financing
Wells Fargo Bank	231,311	145,070
Bank of Nova Scotia	142,787	—
HSBC	85,153	—
Standard Chartered Bank	81,828	4,990
Bank of America	80,509	43,925
Bank of New York Mellon	77,846	17,055
Citibank N.A. United State	69,810	70,590
Industrial and Commercial Bank of China	1,280	—
Commerzbank AG	348	1,782
Bank of Tokyo	—	412
Sumitomo Mitsui Banking	—	42,641

Borrowings and other obligations
Wells Fargo Bank	149,944	133,692
Citibank N.A. United Kingdom	108,017	48,120
Standard Chartered Bank	14,281	211
Deutsche Bank AG	3,179	—
Commerzbank AG	110	568
Citibank N.A. United State	—	4,173
Others	53	176
Subtotal foreign banks	1,046,456	513,405

Chilean Central Bank (*)	4,348,521	4,348,460

Total	5,397,676	4,861,865

(*)	Financing provided by the Central Bank of Chile to deliver liquidity to the economy and support the flow of credit to households and companies, among which are the Loan Increase Conditional Credit Facility program (FCIC by its Spanish initials) and the Liquidity Credit Line (LCL).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

20.	Financial liabilities at amortized cost, continued:

(e)	Debt financial instruments issued:

As of December 31, 2022 and 2021, the composition of debt financial instruments issued as follows:

	2022	2021
	MCh$	MCh$
Letters of credit
Letters of credit for housing	2,328	4,005
Letters of credit for general purposes	49	109

Bonds
Current Bonds	9,265,570	8,557,281
Mortgage bonds	—	—
Total	9,267,947	8,561,395

During the year ended December 31, 2022 Banco de Chile has placed bonds for Ch$1,355,816 million, which corresponds to Short-Term Current Bonds and Long-Term Bonds for amounts of Ch$215,249 and Ch$1,140,567 million respectively, according to the following details:

Short-term Current Bonds

Counterparty	Currency	Amount MCh$	Annual interest rate %	Issued date	Maturity date
Wells Fargo Bank	USD	17,065	1.61	05/18/2022	08/16/2022
Wells Fargo Bank	USD	41,944	1.61	05/19/2022	08/17/2022
Citibank N.A.	USD	8,379	2.25	05/20/2022	11/21/2022
Citibank N.A.	USD	5,028	1.60	05/20/2022	08/22/2022
Wells Fargo Bank	USD	28,702	2.35	06/06/2022	12/06/2022
Citibank N.A.	USD	1,652	2.25	06/09/2022	12/09/2022
Wells Fargo Bank	USD	85,779	5.40	12/13/2022	06/12/2023
Wells Fargo Bank	USD	26,700	5.00	12/19/2022	03/16/2023
Total as of December 31, 2022		215,249

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

20.	Financial liabilities at amortized cost, continued:

(e)	Debt financial instruments issued, continued:

Long-Term Current Bonds

Serie	Currency	Amount MCh$	Terms Years	Annual interest rate %	Issued date	Maturity date
BCHIBS0815	UF	15,707	14	3.00	01/05/2022	01/05/2036
BCHIBS0815	UF	15,719	14	3.06	01/20/2022	01/20/2036
BCHICF0815	UF	65,738	17	2.65	03/01/2022	03/01/2039
BCHICP0815	UF	65,883	19	2.80	03/01/2022	03/01/2041
BCHIBS0815	UF	32,583	14	2.60	03/17/2022	03/17/2036
BCHICQ1015	UF	69,443	19	3.20	11/02/2022	11/02/2041
BCHICN0815	UF	69,802	19	3.20	11/02/2022	11/02/2041
BCHICO1215	UF	70,178	19	3.20	11/02/2022	11/02/2041
BCHICK0815	UF	73,568	18	3.20	11/14/2022	11/14/2040
BCHICM1215	UF	18,618	18	3.20	11/18/2022	11/18/2040
BCHIDV1116	UF	9,305	11	4.40	11/21/2022	11/21/2033
BCHIDV1116	UF	37,271	11	4.40	11/22/2022	11/22/2033
BCHIBU0815	UF	20,003	14	3.00	12/02/2022	12/02/2036
BCHIDU0716	UF	36,536	11	4.40	12/02/2022	12/02/2033
BCHICM1215	UF	9,453	18	3.20	12/05/2022	12/05/2040
BCHICM1215	UF	46,318	18	3.20	12/07/2022	12/07/2040
BCHICL1015	UF	74,421	18	3.20	12/07/2022	12/07/2040
BCHIGJ0522	UF	141,320	13	2.70	12/07/2022	12/07/2035
BCHICJ1215	UF	25,912	18	3.20	12/12/2022	12/12/2040
BCHICJ1215	UF	48,099	18	3.20	12/13/2022	12/13/2040
BCHIGK1221	UF	143,020	14	2.70	12/22/2022	12/22/2036
Subtotal UF		1,088,897

BONO PEN	PEN	51,670	20	8.65	03/09/2022	03/09/2042
Subtotal others currency		51,670
Total as of December 31, 2022		1,140,567

During the year 2021, Banco de Chile has placed bonds for Ch$1,661,016 million, which corresponds to Short-Term Bonds and Current Bonds for amount of Ch$698,435 million and Ch$962,581 million respectively, according to the following details:

Short-term Bonds

Counterparty	Currency	Amount MCh$	Annual interest rate %	Issued date	Maturity date
Wells Fargo Bank	USD	72,240	0.23	20/01/2021	20/04/2021
Wells Fargo Bank	USD	36,736	0.38	09/02/2021	04/02/2022
Citibank N.A.	USD	36,736	0.28	09/02/2021	02/08/2021
Wells Fargo Bank	USD	35,700	0.26	25/02/2021	24/08/2021
Citibank N.A.	USD	71,400	0.23	25/02/2021	01/06/2021
Wells Fargo Bank	USD	35,700	0.26	25/02/2021	26/08/2021
Citibank N.A.	USD	36,295	0.34	04/03/2021	03/09/2021
Citibank N.A.	USD	72,589	0.34	04/03/2021	07/09/2021
Wells Fargo Bank	USD	18,147	0.25	04/03/2021	01/06/2021
Wells Fargo Bank	USD	78,814	0.25	08/09/2021	01/06/2022
Citibank N.A.	USD	78,873	0.23	10/09/2021	10/03/2022
Wells Fargo Bank	USD	39,436	0.25	10/09/2021	08/06/2022
Citibank N.A.	USD	78,413	0.23	13/09/2021	17/03/2022
Wells Fargo Bank	USD	4,283	0.28	15/09/2021	14/09/2022
Citibank N.A.	USD	3,073	0.28	22/09/2021	16/09/2022
Total as of December 31, 2021		698,435

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

20.	Financial liabilities at amortized cost, continued:

(e)	Debt financial instruments issued, continued:

Long-Term Current Bonds

Series	Currency	Amount MCh$	Terms Years	Annual issue rate %	Issue date	Maturity date
BCHIER1117	UF	109,889	6	3.68	22/10/2021	22/10/2027
BCHICD0815	UF	58,658	9	3.59	25/10/2021	25/10/2030
BCHIEU0917	UF	109,363	7	3.70	25/10/2021	25/10/2028
Subtotal UF		277,910

BONO JPY	JPY	36,097	10	0.70	17/08/2021	17/08/2031
BONO AUD	AUD	31,203	10	Rate BBSW+1.38 pb	12/08/2021	12/08/2031
BONO CHF	CHF	115,483	5	0.32	14/10/2021	14/10/2026
BONO USD	USD	82,543	5	2.22	17/11/2021	17/11/2026
BONO USD	USD	419,345	10	2.99	07/12/2021	07/12/2031
Subtotal Others currency		684,671
Total as of December 31, 2021		962,581

As of December 31, 2022 and 2021, the Bank has not presented defaults in the payment of principal and interest on its debt instruments. Likewise, there have been no breaches of covenants and other commitments associated with the debt instruments issued.

(f)	Other Financial Obligations:

As of December 31, 2022 and 2021, the composition of other financial obligations as follows:

	2022	2021
	MCh$	MCh$
Other Chilean financial obligations	343,927	249,782
Other financial obligations with the Public sector	103	223
Total	344,030	250,005

21.	Regulatory capital financial instruments:

a)	At the end of each period, this item is composed as follows:

	2022	2021
	MCh$	MCh$
Subordinated bonds with transitory recognition	—	—
Subordinated bonds	1,010,905	917,510

Bonds with no fixed term of maturity	—	—
Preferred stock	—	—
Total	1,010,905	917,510

b)	Issuances of regulatory capital financial instruments in the period:

During the period ended December 31, 2022 and 2021, no issues of regulatory capital financial instruments have been made.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

21.	Regulatory capital financial instruments, continued:

c)	Changes in regulatory capital financial instruments:

	Subordinated bonds	Bonds with no maturity	Preferred shares
	MCh$
Balance as of January 1, 2021	886,407	—	—
Emissions made	—	—	—
Transaction costs	—	—	—
Transaction costs amortization	—	—	—
Accrued interest	29,577	—	—
Acquisition or redemption by the issuer	—	—	—
Modification of the issuance conditions	—	—	—
Interest and UF indexation payments to the holder	(39,895)	—	—
Principal payments to the holder	(16,277)	—	—
Accrued UF indexation	57,698	—	—
Exchange rate differences	—	—	—
Depreciation	—	—	—
Reappraisal	—	—	—
Expiration	—	—	—
Conversion to common shares	—	—	—
Balance as of December 31, 2021	917,510	—	—

Balance as of January 1, 2022	917,510	—	—
Emissions made	—	—	—
Transaction costs	—	—	—
Transaction costs amortization	—	—	—
Accrued interest	31,271	—	—
Acquisition or redemption by the issuer	—	—	—
Modification of the issuance conditions	—	—	—
Interest and UF indexation payments to the holder	(42,866)	—	—
Principal payments to the holder	(15,184)	—	—
Accrued UF indexation	120,174	—	—
Exchange rate differences	—	—	—
Depreciation	—	—	—
Reappraisal	—	—	—
Expiration	—	—	—
Conversion to common shares	—	—	—
Balance as of December 31, 2022	1,010,905	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

21.	Regulatory capital financial instruments, continued:

d)	Below is the detail of the subordinated bonds due as of December 31, 2022 and 2021:

December 2022
Serie	Currency	Issuance currency amount	Interest rate %	Registration date	Maturity date	Balance due MCh$
C1	UF	300,000	7.5	12/06/1999	01/01/2030	5,553
C1	UF	200,000	7.4	12/06/1999	01/01/2030	3,707
C1	UF	530,000	7.1	12/06/1999	01/01/2030	9,906
C1	UF	300,000	7.1	12/06/1999	01/01/2030	5,610
C1	UF	50,000	6.5	12/06/1999	01/01/2030	951
C1	UF	450,000	6.6	12/06/1999	01/01/2030	8,555
D2	UF	1,600,000	4.3	06/20/2002	04/01/2023	2,820
D2	UF	400,000	4.3	06/20/2002	04/01/2023	705
D1	UF	2,000,000	3.6	06/20/2002	04/01/2026	21,279
F	UF	1,000,000	5.0	11/28/2008	11/01/2033	33,930
F	UF	1,500,000	5.0	11/28/2008	11/01/2033	50,895
F	UF	759,000	4.5	11/28/2008	11/01/2033	26,835
F	UF	241,000	4.5	11/28/2008	11/01/2033	8,521
F	UF	4,130,000	4.2	11/28/2008	11/01/2033	149,084
F	UF	1,000,000	4.3	11/28/2008	11/01/2033	36,098
F	UF	70,000	4.2	11/28/2008	11/01/2033	2,535
F	UF	4,000,000	3.9	11/28/2008	11/01/2033	149,314
F	UF	2,300,000	3.8	11/28/2008	11/01/2033	86,214
G	UF	600,000	4.0	11/29/2011	11/01/2036	20,686
G	UF	50,000	4.0	11/29/2011	11/01/2036	1,724
G	UF	80,000	3.9	11/29/2011	11/01/2036	2,778
G	UF	450,000	3.9	11/29/2011	11/01/2036	15,645
G	UF	160,000	3.9	11/29/2011	11/01/2036	5,563
G	UF	1,000,000	2.7	11/29/2011	11/01/2036	39,616
G	UF	300,000	2.7	11/29/2011	11/01/2036	11,885
G	UF	1,360,000	2.6	11/29/2011	11/01/2036	54,050
J	UF	1,400,000	1.0	11/29/2011	11/01/2042	73,326
J	UF	1,500,000	1.0	11/29/2011	11/01/2042	78,679
J	UF	1,100,000	1.0	11/29/2011	11/01/2042	58,137
I	UF	900,000	1.0	11/29/2011	11/01/2040	46,304
				Total subordinated bonds due		1,010,905

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

21.	Regulatory capital financial instruments, continued:

December 2021
Serie	Currency	Issuance currency amount	Interest rate %	Registration date	Maturity date	Balance due MCh$
C1	UF	300,000	7.5	06/12/1999	01/01/2030	5,377
C1	UF	200,000	7.4	06/12/1999	01/01/2030	3,591
C1	UF	530,000	7.1	06/12/1999	01/01/2030	9,605
C1	UF	300,000	7.1	06/12/1999	01/01/2030	5,441
C1	UF	50,000	6.5	06/12/1999	01/01/2030	924
C1	UF	450,000	6.6	06/12/1999	01/01/2030	8,313
C2	UF	250,000	7.5	06/12/1999	01/01/2022	390
C2	UF	350,000	6.6	06/12/1999	01/01/2022	546
C2	UF	1,000,000	6.5	06/12/1999	01/01/2022	1,561
A7	UF	40,000	6.9	16/07/1999	01/08/2022	115
A7	UF	50,000	6.9	16/07/1999	01/08/2022	144
A7	UF	200,000	6.9	16/07/1999	01/08/2022	577
A7	UF	50,000	6.9	16/07/1999	01/08/2022	144
A7	UF	50,000	6.9	16/07/1999	01/08/2022	144
A7	UF	160,000	6.9	16/07/1999	01/08/2022	461
A7	UF	450,000	6.9	16/07/1999	01/08/2022	1,297
C2	UF	60,000	6.7	06/12/1999	01/01/2022	94
C2	UF	280,000	6.7	06/12/1999	01/01/2022	437
C2	UF	170,000	6.7	06/12/1999	01/01/2022	265
C2	UF	110,000	6.6	06/12/1999	01/01/2022	172
C2	UF	30,000	6.7	06/12/1999	01/01/2022	47
D2	UF	1,600,000	4.3	20/06/2002	01/04/2023	7,311
D2	UF	400,000	4.3	20/06/2002	01/04/2023	1,828
D1	UF	2,000,000	3.6	20/06/2002	01/04/2026	23,734
F	UF	1,000,000	5.0	28/11/2008	01/11/2033	29,865
F	UF	1,500,000	5.0	28/11/2008	01/11/2033	44,797
F	UF	759,000	4.5	28/11/2008	01/11/2033	23,686
F	UF	241,000	4.5	28/11/2008	01/11/2033	7,521
F	UF	4,130,000	4.2	28/11/2008	01/11/2033	131,800
F	UF	1,000,000	4.3	28/11/2008	01/11/2033	31,910
F	UF	70,000	4.2	28/11/2008	01/11/2033	2,242
F	UF	4,000,000	3.9	28/11/2008	01/11/2033	132,309
F	UF	2,300,000	3.8	28/11/2008	01/11/2033	76,415
G	UF	600,000	4.0	29/11/2011	01/11/2036	18,235
G	UF	50,000	4.0	29/11/2011	01/11/2036	1,520
G	UF	80,000	3.9	29/11/2011	01/11/2036	2,450
G	UF	450,000	3.9	29/11/2011	01/11/2036	13,797
G	UF	160,000	3.9	29/11/2011	01/11/2036	4,905
G	UF	1,000,000	2.7	29/11/2011	01/11/2036	35,193
G	UF	300,000	2.7	29/11/2011	01/11/2036	10,558
G	UF	1,360,000	2.6	29/11/2011	01/11/2036	48,023
J	UF	1,400,000	1.0	29/11/2011	01/11/2042	65,675
J	UF	1,500,000	1.0	29/11/2011	01/11/2042	70,473
J	UF	1,100,000	1.0	29/11/2011	01/11/2042	52,089
I	UF	900,000	1.0	29/11/2011	01/11/2040	41,529
				Total subordinated bonds due		917,510

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.	Provision for dividends:

As of December 31, 2022 and 2021, this item is composed as follows:

	2022	2021
	MCh$	MCh$
Provisions for dividends	422,830	237,877
Total	422,830	237,877

(a)	The changes at the end of each period are as follows:

	Provisions for dividends	Total
	MCh$	MCh$
Balances as of January 1, 2021	138,932	138,932
Provisions established	237,877	237,877
Provisions used	(138,932)	(138,932)
Provisions released	—	—
Balances as of December 31, 2021	237,877	237,877
Provisions established	422,830	422,830
Provisions used	(237,877)	(237,877)
Provisions released	—	—
Balances as of December 31, 2022	422,830	422,830

23.	Provisions for contingent loans credit risk:

As of December 31, 2022 and 2021, for credit risk for contingent loans is composed as follows:

	Outstanding exposure		ECL
	2022	2021	2022	2021
	MCh$	MCh$	MCh$	MCh$
Warranty by endorsement and sureties	348,774	439,669	8,690	3,754
Confirmed foreign letters of credit	120,971	91,270	107	3
Issued foreign letters of credit	303,224	358,755	468	200
Performance guarantees	2,697,608	2,366,953	24,205	7,029
Undrawn credit lines	9,347,863	8,651,193	109,849	82,033
Other commitments	72,355	78,951	170	30
Total	12,890,795	11,986,791	143,489	93,049

a)	The changes of provisions for credit risk for contingent loans is as follows:

	Provisions for credit risk for contingent loans	Total
	MCh$	MCh$
Balances as of January 1, 2021	98,181	98,181
Provisions established	—	—
Provisions used	(5,132)	(5,132)
Provisions released	—	—
Foreign exchange adjustments	—	—
Balances as of December 31, 2021	93,049	93,049
Provisions established	50,440	50,440
Provisions used	—	—
Provisions released	—	—
Foreign exchange adjustments	—	—
Balances as of December 31, 2022	143,489	143,489

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

23.	Provisions for contingent loans credit risk, continued:

(b)	Impairment losses on contingent loan risks:

An analysis of changes in the gross carrying amount and the corresponding allowance for impairment losses in relation to each contingent loan risk is as follow:

a.	Warranty by endorsement and sureties:

The table below shows the credit quality and the maximum exposure to credit risk based on the Bank’s internal credit rating system and year-end stage classification as of December 31, 2022 and 2021.

	As of December 31, 2022							As of December 31, 2021
	Stage 1		Stage 2		Stage 3			Stage 1		Stage 2		Stage 3
	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Total MCh$	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Total MCh$
Normal	340,789	575	—	—	—	—	341,364	403,479	567	28,453	—	—	—	432,499
Substandard	—	—	7,362	—	—	—	7,362	—	—	7,170	—	—	—	7,170
Non-complying	—	—	—	—	48	—	48	—	—	—	—	—	—	—
Total	340,789	575	7,362	—	48	—	348,774	403,479	567	35,623	—	—	—	439,669

An analysis of changes in the outstanding exposures and corresponding allowance for ECL during the 2022 and 2021 periods are as follows:

	Stage 1				Stage 2				Stage 3
	Individual		Group		Individual		Group		Individual		Group		Total
	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$
Outstanding exposure as of January 1, 2022	403,479	239	567	2	35,623	3,513	—	—	—	—	—	—	439,669	3,754
Net change on exposures	(103,737)	(984)	7	4	(7,176)	148	—	—	—	—	—	—	(110,906)	(832)
Transfer to Stage 1	83,148	65	801	—	(83,148)	(65)	(801)	—	—	—	—	—	—	—
Transfer to Stage 2	(58,751)	(15)	(794)	(2)	58,751	15	794	2	—	—	—	—	—	—
Transfer to Stage 3	—	—	—	—	(52)	(6)	—	—	52	6	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year**	—	507	—	2	—	—	—	(2)	—	(6)	—	—	—	501
Refinements to models used for calculation	—	2,063	—	1	—	3,872	—	—	—	—	—	—	—	5,936
Foreign exchange adjustments	16,650	(166)	(6)	—	3,364	(503)	7	—	(4)	—	—	—	20,011	(669)
Total	340,789	1,709	575	7	7,362	6,974	—	—	48	—	—	—	348,774	8,690
Outstanding exposure as of January 1, 2021	186,051	174	131	—	32,267	264	—	—	5,630	5,630	—	—	224,079	6,068
Net change on exposures	168,112	26	369	1	(6,416)	(153)	—	—	—	—	—	—	162,065	(126)
Transfer to Stage 1	3,870	8	320	—	(3,870)	(8)	(320)	—	—	—	—	—	—	—
Transfer to Stage 2	(2,300)	(2)	(313)	—	8,859	6,561	313	—	(6,559)	(6,559)	—	—	—	—
Transfer to Stage 3	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year**	—	(2)	—	—	—	(3,367)	—	—	—	—	—	—	—	(3,369)
Refinements to models used for calculation	—	—	—	1	—	—	—	—	—	—	—	—	—	1
Foreign exchange adjustments	47,746	35	60	—	4,783	216	7	—	929	929	—	—	53,525	1,180
Total	403,479	239	567	2	35,623	3,513	—	—	—	—	—	—	439,669	3,754

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

23.	Provisions for contingent loans credit risk, continued:

(b)	Impairment losses on contingent loan risks, continued:

b.	Confirmed foreign letters of credit:

The table below shows the credit quality and the maximum exposure to credit risk based on the Bank’s internal credit rating system and year-end stage classification as of December 31, 2022 and 2021.

	As of December 31, 2022							As of December 31, 2021
	Stage 1		Stage 2		Stage 3			Stage 1		Stage 2		Stage 3
	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Total MCh$	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Total MCh$
Normal	120,971	—	—	—	—	—	120,971	91,270	—	—	—	—	—	91,270
Substandard	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Non-complying	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	120,971	—	—	—	—	—	120,971	91,270	—	—	—	—	—	91,270

An analysis of changes in the outstanding exposures and corresponding allowance for ECL during the 2022 and 2021 periods are as follows:

	Stage 1				Stage 2				Stage 3
	Individual		Group		Individual		Group		Individual		Group		Total
	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$
Outstanding exposure as of January 1, 2022	91,270	3	—	—	—	—	—	—	—	—	—	—	91,270	3
Net change on exposures	38,737	(89)	—	—	—	—	—	—	—	—	—	—	38,737	(89)
Transfer to Stage 1	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfer to Stage 2	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfer to Stage 3	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year**	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Refinements to models used for calculation	—	207	—	—	—	—	—	—	—	—	—	—	—	207
Foreign exchange adjustments	(9,036)	(14)	—	—	—	—	—	—	—	—	—	—	(9,036)	(14)
Total	120,971	107	—	—	—	—	—	—	—	—	—	—	120,971	107
Outstanding exposure as of January 1, 2021	58,063	10	236	—	—	—	—	—	—	—	—	—	58,299	10
Net change on exposures	18,244	(8)	(239)	—	—	—	—	—	—	—	—	—	18,005	(8)
Transfer to Stage 1	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfer to Stage 2	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfer to Stage 3	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year**	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Refinements to models used for calculation	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Foreign exchange adjustments	14,963	1	3	—	—	—	—	—	—	—	—	—	14,966	1
Total	91,270	3	—	—	—	—	—	—	—	—	—	—	91,270	3

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

23.	Provisions for contingent loans credit risk, continued:

(b)	Impairment losses on contingent loan risks, continued:

c.	Issued foreign letters of credit:

The table below shows the credit quality and the maximum exposure to credit risk based on the Bank’s internal credit rating system and year-end stage classification as of December 31, 2022 and 2021.

	As of December 31, 2022							As of December 31, 2021
	Stage 1		Stage 2		Stage 3			Stage 1		Stage 2		Stage 3
	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Total MCh$	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Total MCh$
Normal	302,839	385	—	—	—	—	303,224	277,639	1,578	79,392	26	—	—	358,635
Substandard	—	—	—	—	—	—	—	—	—	120	—	—	—	120
Non-complying	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	302,839	385	—	—	—	—	303,224	277,639	1,578	79,512	26	—	—	358,755

An analysis of changes in the outstanding exposures and corresponding allowance for ECL during the 2022 and 2021 periods are as follows:

	Stage 1				Stage 2				Stage 3
	Individual		Group		Individual		Group		Individual		Group		Total
	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$
Outstanding exposure as of January 1, 2022	277,639	121	1,578	4	79,512	75	26	—	—	—	—	—	358,755	200
Net change on exposures	(43,045)	461	(1,231)	(2)	(22,502)	(44)	—	—	—	—	—	—	(66,778)	415
Transfer to Stage 1	56,855	17	26	—	(56,855)	(17)	(26)	—	—	—	—	—	—	—
Transfer to Stage 2	(153)	—	—	—	153	—	—	—	—	—	—	—	—	—
Transfer to Stage 3	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year**	—	62	—	—	—	—	—	—	—	—	—	—	—	62
Refinements to models used for calculation	—	(186)	—	2	—	(13)	—	—	—	—	—	—	—	(197)
Foreign exchange adjustments	11,543	(12)	12	—	(308)	—	—	—	—	—	—	—	11,247	(12)
Total	302,839	463	385	4	—	1	—	—	—	—	—	—	303,224	468
Outstanding exposure as of January 1, 2021	298,841	129	1,881	—	42,941	106	—	—	—	—	—	—	343,663	235
Net change on exposures	(59,551)	(32)	(503)	13	45,249	(36)	(1)	—	—	—	—	—	(14,806)	(55)
Transfer to Stage 1	19,728	14	—	—	(19,728)	(14)	—	—	—	—	—	—	—	—
Transfer to Stage 2	(788)	(1)	(25)	—	788	1	25	—	—	—	—	—	—	—
Transfer to Stage 3	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year**	—	(1)	—	—	—	—	—	—	—	—	—	—	—	(1)
Refinements to models used for calculation	—	—	—	(11)	—	—	—	—	—	—	—	—	—	(11)
Foreign exchange adjustments	19,409	12	225	2	10,262	18	2	—	—	—	—	—	29,898	32
Total	277,639	121	1,578	4	79,512	75	26	—	—	—	—	—	358,755	200

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

23.	Provisions for contingent loans credit risk, continued:

(b)	Impairment losses on contingent loan risks, continued:

d.	Performance guarantees:

The table below shows the credit quality and the maximum exposure to credit risk based on the Bank’s internal credit rating system and year-end stage classification as of December 31, 2022 and 2021.

	As of December 31, 2022							As of December 31, 2021
	Stage 1		Stage 2		Stage 3			Stage 1		Stage 2		Stage 3
	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Total MCh$	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Total MCh$
Normal	2,535,072	50,203	6,639	1,921	—	—	2,593,835	1,718,639	45,140	572,081	307	—	—	2,336,167
Substandard	—	—	86,748	—	—	—	86,748	—	—	28,697	—	—	—	28,697
Non-complying	—	—	—	—	16,872	153	17,025	—	—	—	—	1,728	361	2,089
Total	2,535,072	50,203	93,387	1,921	16,872	153	2,697,608	1,718,639	45,140	600,778	307	1,728	361	2,366,953

An analysis of changes in the outstanding exposures and corresponding allowance for ECL during the 2022 and 2021 periods are as follows:

	Stage 1				Stage 2				Stage 3
	Individual		Group		Individual		Group		Individual		Group		Total
	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$
Outstanding exposure as of January 1, 2022	1,718,639	1,468	45,140	195	600,778	4,253	307	3	1,728	1,111	361	(1)	2,366,953	7,029
Net change on exposures	388,963	1,522	7,426	271	(48,974)	11,102	(509)	(21)	(7,440)	(5,397)	(440)	—	339,026	7,477
Transfer to Stage 1	636,908	5,730	3,371	54	(636,908)	(5,730)	(3,371)	(54)	—	—	—	—	—	—
Transfer to Stage 2	(200,555)	(103)	(5,641)	(47)	200,555	103	5,831	47	—	—	(190)	—	—	—
Transfer to Stage 3	(122)	—	(88)	(1)	(22,464)	(1,344)	(334)	(8)	22,586	1,344	422	9	—	—
Impact on year-end ECL of exposures transferred between stages during the year**	—	(2,983)	—	(18)	—	457	—	62	—	6,516	—	(9)	—	4,025
Refinements to models used for calculation	—	4,742	—	346	—	918	—	12	—	(293)	—	—	—	5,725
Foreign exchange adjustments	(8,761)	(38)	(5)	(1)	400	(12)	(3)	—	(2)	—	—	—	(8,371)	(51)
Total	2,535,072	10,338	50,203	799	93,387	9,747	1,921	41	16,872	3,281	153	(1)	2,697,608	24,205
Outstanding exposure as of January 1, 2022	1,573,058	2,790	46,523	917	589,838	6,422	615	3	3,851	2,992	485	—	2,214,370	13,124
Net change on exposures	72,215	(1,284)	(716)	16	21,365	(2,636)	(882)	(47)	(1,870)	(1,491)	(344)	—	89,768	(5,442)
Transfer to Stage 1	166,106	247	3,381	84	(166,106)	(247)	(3,381)	(84)	—	—	—	—	—	—
Transfer to Stage 2	(149,250)	(277)	(3,911)	(77)	150,330	1,131	3,998	77	(1,080)	(854)	(87)	—	—	—
Transfer to Stage 3	(62)	—	(260)	(5)	(765)	(79)	(47)	(5)	827	79	307	10	—	—
Impact on year-end ECL of exposures transferred between stages during the year**	—	(58)	—	(27)	—	(362)	—	67	—	374	—	(11)	—	(17)
Refinements to models used for calculation	—	(2)	—	(716)	—	(4)	—	(8)	—	11	—	—	—	(719)
Foreign exchange adjustments	56,572	52	123	3	6,116	28	4	—	—	—	—	—	62,815	83
Total	1,718,639	1,468	45,140	195	600,778	4,253	307	3	1,728	1,111	361	(1)	2,366,953	7,029

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

23.	Provisions for contingent loans credit risk, continued:

(b)	Impairment losses on contingent loan risks, continued:

e.	Undrawn credit lines:

The table below shows the credit quality and the maximum exposure to credit risk based on the Bank’s internal credit rating system and year-end stage classification as of December 31, 2022 and 2021.

	As of December 31, 2022							As of December 31, 2021
	Stage 1		Stage 2		Stage 3			Stage 1		Stage 2		Stage 3
	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Total MCh$	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Total MCh$
Normal	1,250,186	7,857,056	855	221,940	—	—	9,330,037	1,178,448	7,130,566	133,391	180,023	13	—	8,622,441
Substandard	—	—	4,948	—	—	—	4,948	—	—	4,421	—	—	—	4,421
Non-complying	—	—	—	—	789	12,089	12,878	—	—	—	—	719	23,612	24,331
Total	1,250,186	7,857,056	5,803	221,940	789	12,089	9,347,863	1,178,448	7,130,566	137,812	180,023	732	23,612	8,651,193

An analysis of changes in the outstanding exposures and corresponding allowance for ECL during the 2022 and 2021 periods are as follows:

	Stage 1				Stage 2				Stage 3
	Individual		Group		Individual		Group		Individual		Group		Total
	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$
Outstanding exposure as of January 1, 2022	1,178,448	575	7,130,566	69,990	137,812	485	180,023	1,130	732	332	23,612	9,521	8,651,193	82,033
Net change on exposures	(59,843)	133	833,590	40,046	(44)	272	(55,356)	15	(505)	(210)	(7,677)	329	710,165	40,585
Transfer to Stage 1	148,946	306	641,127	6,856	(148,928)	(299)	(637,188)	(4,617)	(18)	(7)	(3,939)	(2,239)	—	—
Transfer to Stage 2	(16,871)	(26)	(728,386)	(9,368)	16,969	72	737,467	12,933	(98)	(46)	(9,081)	(3,565)	—	—
Transfer to Stage 3	(105)	—	(5,653)	(75)	(580)	(9)	(3,599)	(22)	685	9	9,252	97	—	—
Impact on year-end ECL of exposures transferred between stages during the year**	—	(162)	—	604	—	(46)	—	(7,633)	—	139	—	1,758	—	(5,340)
Refinements to models used for calculation	—	350	—	(7,378)	—	(412)	—	(117)	—	160	—	—	—	(7,397)
Foreign exchange adjustments	(389)	1	(14,188)	(79)	574	—	593	(6)	(7)	(4)	(78)	56	(13,495)	(32)
Total	1,250,186	1,177	7,857,056	100,596	5,803	63	221,940	1,683	789	373	12,089	5,957	9,347,863	109,849
Outstanding exposure as of January 1, 2021	1,055,119	1,236	6,244,331	65,078	142,328	1,038	182,812	3,268	857	420	24,935	7,704	7,650,382	78,744
Net change on exposures	110,630	(647)	493,150	4,207	(5,814)	(598)	(32,854)	(1,345)	(446)	(219)	(4,328)	(125)	560,338	1,273
Transfer to Stage 1	21,447	28	547,431	6,216	(21,447)	(28)	(547,431)	(6,216)	—	—	—	—	—	—
Transfer to Stage 2	(20,684)	(48)	(562,964)	(6,833)	20,850	159	568,515	8,760	(166)	(111)	(5,551)	(1,927)	—	—
Transfer to Stage 3	(62)	—	(4,738)	(68)	(386)	(28)	(2,046)	(33)	448	28	6,784	101	—	—
Impact on year-end ECL of exposures transferred between stages during the year**	—	(2)	—	370	—	(73)	—	(3,159)	—	192	—	1,306	—	(1,366)
Refinements to models used for calculation	—	—	—	(1,574)	—	—	—	(224)	—	1	—	2,032	—	235
Foreign exchange adjustments	11,998	8	413,356	2,594	2,281	15	11,027	79	39	21	1,772	430	440,473	3,147
Total	1,178,448	575	7,130,566	69,990	137,812	485	180,023	1,130	732	332	23,612	9,521	8,651,193	82,033

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

23.	Provisions for contingent loans credit risk, continued:

(b)	Impairment losses on contingent loan risks, continued:

f.	Other commitments:

The table below shows the credit quality and the maximum exposure to credit risk based on the Bank’s internal credit rating system and year-end stage classification as of December 31, 2022 and 2021.

	As of December 31, 2022							As of December 31, 2021
	Stage 1		Stage 2		Stage 3			Stage 1		Stage 2		Stage 3
	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Total MCh$	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Total MCh$
Normal	72,355	—	—	—	—	—	72,355	78,951	—	—	—	—	—	78,951
Substandard	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Non-complying	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	72,355	—	—	—	—	—	72,355	78,951	—	—	—	—	—	78,951

An analysis of changes in the outstanding exposures and corresponding allowance for ECL during the 2022 and 2021 periods are as follows:

	Stage 1				Stage 2				Stage 3
	Individual		Group		Individual		Group		Individual		Group		Total
	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$
Outstanding exposure as of January 1, 2022	78,951	30	—	—	—	—	—	—	—	—	—	—	78,951	30
Net change on exposures	(6,596)	85	—	—	—	—	—	—	—	—	—	—	(6,596)	85
Transfer to Stage 1	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfer to Stage 2	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfer to Stage 3	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year**	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Refinements to models used for calculation	—	55	—	—	—	—	—	—	—	—	—	—	—	55
Foreign exchange adjustments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	72,355	170	—	—	—	—	—	—	—	—	—	—	72,355	170
Outstanding exposure as of January 1, 2021	107,707	—	—	—	—	—	—	—	—	—	—	—	107,707	—
Net change on exposures	(28,756)	30	—	—	—	—	—	—	—	—	—	—	(28,756)	30
Transfer to Stage 1	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfer to Stage 2	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfer to Stage 3	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year**	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Refinements to models used for calculation	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Foreign exchange adjustments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	78,951	30	—	—	—	—	—	—	—	—	—	—	78,951	30

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.	Other provisions:

As of December 31, 2022 and 2021, this item is composed as follows:

	2022	2021
	MCh$	MCh$
Provisions for obligations of customer loyalty and merit programs	33,609	35,937
Provisions for operational risk	2,838	694
Provisions for lawsuits and litigation	—	—
Other provisions for contingencies	264	264
Total	36,711	36,895

(a)	The following table shows the changes in provisions during the year 2022 and 2021:

	Provisions for obligations of customer loyalty and merit programs	Provisions for operational risk	Provisions for lawsuits and litigation	Other provisions for contingencies	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2021	30,187	311	244	264	31,006
Provisions established	5,750	383	—	—	6,133
Provisions used	—	—	—	—	—
Provisions released	—	—	(244)	—	(244)
Balances as of December 31, 2021	35,937	694	—	264	36,895

Balances as of January 1, 2022	35,937	694	—	264	36,895
Provisions established	—	2,144	—	—	2,144
Provisions used	—	—	—	—	—
Provisions released	(2,328)	—	—	—	(2,328)
Balances as of December 31, 2022	33,609	2,838	—	264	36,711

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

25.	Employee Benefits:

As of December 31, 2022 and 2021, this item is composed as follows:

	2022	2021
	MCh$	MCh$

Short-term employee benefits	128,580	100,517
Benefits to employees for contract termination	10,735	6,446
Share-based employee benefits	—	—
Total	139,315	106,963

(a)	Short-term employee benefits:

(i)	Compliance bonuses provision:

	2022	2021
	MCh$	MCh$
Balances as of January 1	53,069	43,941
Net provisions established	66,818	49,652
Provisions used	(46,683)	(40,524)
Total	73,204	53,069

(ii)	Vacation provision:

	2022	2021
	MCh$	MCh$
Balances as of January 1	37,010	33,993
Net provisions established	12,107	11,294
Provisions used	(7,860)	(8,277)
Total	41,257	37,010

(iii)	Other benefits provision:

	2022	2021
	MCh$	MCh$
Balances as of January 1	10,439	25,728
Net provisions established	38,916	22,838
Provisions used	(35,236)	(38,128)
Total	14,119	10,438

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

25.	Employee Benefits, continued:

(b)	Benefits to employees for contract termination:

(i)	Changes of the provision for employee benefits due to the termination of the employment contract:

	2022	2021
	MCh$	MCh$
Present value of the obligations at the beginning of the period	6,446	7,581
Increase in provision	5,817	590
Benefit paid	(1,658)	(1,202)
Effect of change in actuarial factors	130	(523)
Total	10,735	6,446

(ii)	Net benefits expenses:

	2022	2021
	MCh$	MCh$
Increase (decrease) in provisions	5,554	226
Interest cost of benefits obligations	263	364
Effect of change in actuarial factors	130	(523)
Net benefit expenses	5,947	67

(iii)	Factors used in the calculation:

The main assumptions used in the determination of severance indemnity obligations for the Bank’s plan are shown below:

	December 31, 2022	December 31, 2021
	%	%
Discount rate	5.50	5.70
Salary increase rate	4.80	3.94
Payment probability	99.99	99.99

The most recent actuarial valuation of the staff severance indemnities provision was carried out during the fourth quarter of 2022.

(c)	Share-based compensation programs:

As of December 31, 2022 and 2021, the Bank and its subsidiaries do not have a stock-based compensation plan.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.	Other Liabilities:

As of December 31, 2022 and 2021, this item is composed as follows:

	2022	2021
	MCh$	MCh$

Accounts payable to third parties	379,540	322,221
Creditors for intermediation of financial instruments	131,106	83,975
Liability for income from usual activities from contracts with customers	59,258	70,543
Securities to be settled	27,198	55,049
Agreed dividends payable	8,005	5,140
VAT debit	4,744	5,441
Outstanding transactions	1,208	4,787
Other cash guarantees received	475	535
Other liabilities	32,725	24,012
Total	644,259	571,703

27.	Equity:

(a)	Capital

(i)	Authorized, subscribed and paid shares:

As of December 31, 2022, the paid-in capital of Banco de Chile is represented by 101,017,081,114 registered shares (101,017,081,114 in 2021), with no par value, subscribed and fully paid.

	As of December 31, 2022
Corporate Name or Shareholders’s name	Number of Shares	% of Equity Holding
LQ Inversiones Financieras S.A.	46,815,289,329	46.344%
Banco Santander on behalf foreign investors	5,152,721,486	5.101%
Banchile Corredores de Bolsa S.A.	5,136,168,146	5.084%
Inversiones LQ-SM Limitada	4,854,988,014	4.806%
Banco de Chile on behalf State Street	4,578,821,545	4.533%
Banco de Chile on behalf of non-resident third parties	4,469,302,412	4.424%
Banco de Chile on behalf Citibank New York	2,114,554,951	2.093%
Ever Chile SPA	1,888,369,814	1.869%
Inversiones Avenida Borgoño SPA	1,190,565,316	1.179%
Ever 1 BAE SPA	1,166,584,950	1.155%
Larraín Vial S.A. Corredora de Bolsa	992,600,803	0.983%
J P Morgan Chase Bank	912,758,708	0.904%
Banco Santander Chile	727,463,267	0.720%
A.F.P Cuprum S.A. for A Fund	665,713,252	0.659%
A.F.P Habitat S.A. for A Fund	574,953,861	0.569%
BCI Corredores de Bolsa S.A.	520,057,341	0.515%
Valores Security S.A. Corredores de Bolsa	516,590,290	0.511%
Inversiones CDP SPA	487,744,912	0.483%
A.F.P Capital S.A. for A Fund	475,086,799	0.470%
Santander S.A. Corredores de Bolsa Limitada	462,028,745	0.457%
Subtotal	83,702,363,941	82.860%
Others shareholders	17,314,717,173	17.140%
Total	101,017,081,114	100.000%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.	Equity, continued:

(a)	Capital, continued:

(i) Authorized, subscribed and paid shares, continued:

	As of December 31, 2021
Corporate Name or Shareholders’s name	Number of Shares	% of Equity Holding
LQ Inversiones Financieras S.A.	46,815,289,329	46.344%
Banchile Corredores de Bolsa S.A.	5,745,082,033	5.687%
Inversiones LQ-SM Limitada	4,854,988,014	4.806%
Banco Santander on behalf foreign investors	4,562,248,706	4.516%
Banco de Chile on behalf State Street	3,654,038,675	3.617%
Banco de Chile on behalf of non-resident third parties	3,528,713,024	3.493%
Ever Chile SPA	2,201,574,554	2.179%
Ever 1 BAE SPA	2,104,584,950	2.083%
Banco de Chile on behalf Citibank New York	2,053,637,155	2.033%
Inversiones Aspen Ltda.	1,594,040,870	1.578%
Inversiones Avenida Borgoño SPA	1,190,565,316	1.179%
Larraín Vial S.A. Corredora de Bolsa	1,085,751,023	1.075%
J P Morgan Chase Bank	1,063,239,108	1.053%
A.F.P Habitat S.A. for A Fund	611,001,048	0.605%
Santander S.A. Corredores de Bolsa Limitada	586,905,632	0.581%
BCI Corredores de Bolsa S.A.	540,263,012	0.535%
Inversiones CDP SPA	487,744,912	0.483%
Valores Security S.A. Corredores de Bolsa	473,695,265	0.469%
BICE Inversiones Corredores de Bolsa S.A.	462,020,571	0.457%
A.F.P Cuprum S.A. for A Fund	457,880,375	0.453%
Subtotal	84,073,263,572	83.226%
Others shareholders	16,943,817,542	16.774%
Total	101,017,081,114	100.000%

(ii) Shares:

The following table shows the share movements from December 31, 2020 to December 31, 2022:

Total
Ordinary Shares
Total shares as of December 31, 2020	101,017,081,114

Total shares as of December 31, 2021	101,017,081,114

Total shares as of December 31, 2022	101,017,081,114

(b)	Approval and payment of dividends:

At the Bank Ordinary Shareholders’ Meeting held on March 17, 2022, the distribution and payment of dividend No. 210 of Ch$5.34393608948 per share of the Banco de Chile was approved, with charge to the net distributable income for the year ended as of December 31, 2021. The dividends paid in the year 2022 amounted to Ch$539,827 million.

At the Bank Ordinary Shareholders’ Meeting held on March 25, 2021, the distribution and payment of dividend No. 209 of Ch$2.18053623438 per share of the Banco de Chile was approved, with charge to the net distributable income for the year ended as of December 31, 2020. The dividends paid in the year 2021 amounted to Ch$220,271 million.

(c)	Provision for minimum dividends:

The Chilean Corporations Law mandates a minimum distribution of 30% of distributable income. Accordingly, the Bank recorded a liability under the line item “Provisions” for an amount of Ch$422,830 million (Ch$237,877 million in December 31, 2021) against “Retained earnings”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.	Equity, continued:

(d)	Earnings per share:

(i)	Basic earnings per share:

Basic earnings per share are determined by dividing the net income attributable to the Bank ordinary equity holders in a period between the weighted average number of shares outstanding during that period, excluding the average number of own shares held throughout the period.

(ii)	Diluted earnings per share:

In order to calculate the diluted earnings per share, both the amount of income attributable to common shareholders and the weighted average number of shares outstanding, net of own shares, must be adjusted for all the inherent dilutive effects to the potential common shares (stock options, warrants and convertible debt).

The following table shows the income and share data used in the calculation of EPS:

	As of December 31,
	2022	2021	2020
Basic earnings per share:
Net profits attributable to ordinary equity holders of the bank (in million Chilean pesos)	1,445,799	1,056,316	401,629
Weighted average number of ordinary shares	101,017,081,114	101,017,081,114	101,017,081,114
Earning per shares (in Chilean pesos)	14.31	10.46	3.98
Diluted earnings per share:
Net profits attributable to ordinary equity holders of the bank (in million Chilean pesos)	1,445,799	1,056,316	401,629
Weighted average number of ordinary shares	101,017,081,114	101,017,081,114	101,017,081,114
Assumed conversion of convertible debt	—	—	—
Adjusted number of shares	101,017,081,114	101,017,081,114	101,017,081,114
Diluted earnings per share (in Chilean pesos)	14.31	10.46	3.98

As of December 31, 2022 and 2021, the Bank does not have instruments that generate dilutive effects.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.	Equity, continued:

(e)	Other comprehensive income:

Below is the composition and changes of accumulated other comprehensive income as of December 31, 2022 and 2021:

	Elements that will not be reclassified in profit or loss				Elements that can be reclassified in profit or loss
	New measurements of net defined benefit liability and actuarial results for other employee benefit plans	Fair value changes of equity instruments designated as at fair value through other comprehensive income	Income tax	Subtotal	Fair value changes of financial assets at fair value through other comprehensive income	Cash flow accounting hedge	Participation in other comprehensive income of entities registered under the equity method	Income tax	Subtotal	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Opening balances as of January 1, 2020	—	6,181	(1,603)	4,578	13,857	(81,040)	(19)	18,523	(48,679)	(44,101)
Other comprehensive income for the period	—	(862)	233	(629)	(7,675)	10,358	(4)	(725)	1,954	1,325
Balances as of December 31, 2020	—	5,319	(1,370)	3,949	6,182	(70,682)	(23)	17,798	(46,725)	(42,776)

Opening balances as of January 1, 2021	—	5,319	(1,370)	3,949	6,182	(70,682)	(23)	17,798	(46,725)	(42,776)
Other comprehensive income for the period	—	(1,196)	254	(942)	(51,650)	182,376	2	(45,393)	85,335	84,393
Balances as of December 31, 2021	—	4,123	(1,116)	3,007	(45,468)	111,694	(21)	(27,595)	38,610	41,617

Opening balances as of January 1, 2022	—	4,123	(1,116)	3,007	(45,468)	111,694	(21)	(27,595)	38,610	41,617
Other comprehensive income for the period	(130)	179	(12)	37	48,076	(215,476)	(169)	58,977	(108,592)	(108,555)
Reclassifications from reserves	(208)	—	57	(151)	(2,340)	—	—	—	(2,340)	(2,491)

Balances as of December 31, 2022	(338)	4,302	(1,071)	2,893	268	(103,782)	(190)	31,382	(72,322)	(69,429)

(f)	Retained earnings from previous years:

During the year 2022, the Ordinary Shareholders Meeting of Banco de Chile agreed to deduct and withhold from the year 2021 liquid income, an amount equivalent to the value effect of the monetary unit of paid capital and reserves according to the variation in the Consumer Price Index, which occurred between November 2020 and November 2021, amounting to Ch$253,094 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

28.	Contingencies and Commitments:

(a)	The Bank and its subsidiaries have exposures associated with contingent loans and other liabilities according to the following detail:

(a.1)	Contingent loans:

	2022	2021
	MCh$	MCh$
Guarantees and sureties
Guarantees and sureties in chilean currency	—	—
Guarantees and sureties in foreign currency	348,774	439,669

Letters of credit for goods circulation operations	424,195	450,024

Debt purchase commitments in local currency abroad	—	—

Transactions related to contingent events
Transactions related to contingent events in chilean currency	2,230,917	1,952,980
Transactions related to contingent events in foreign currency	466,691	413,974

Undrawn credit lines with immediate termination
Balance of lines of credit and agreed overdraft in current account – commercial loans	1,396,659	1,483,884
Balance of lines of credit on credit card – commercial loans	290,950	261,642
Balance of lines of credit and agreed overdraft in current account – consumer loans	1,457,303	1,350,157
Balance of lines of credit on credit card – consumer loans	6,202,951	5,555,510
Balance of lines of credit and agreed overdraft in current account – due from banks loans	—	—

Undrawn credit lines
Balance of lines of credit and agreed overdraft in current account – commercial loans	—	—
Balance of lines of credit on credit card – commercial loans	—	—
Balance of lines of credit and agreed overdraft in current account – consumer loans	—	—
Balance of lines of credit on credit card – consumer loans	—	—
Balance of lines of credit and agreed overdraft in current account – due from banks loans	—	—

Other commitments
Credits for higher studies Law No. 20,027 (CAE)	—	—
Other irrevocable credit commitments	72,355	78,951

Other credit commitments	—	—
Total	12,890,795	11,986,791

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

28.	Contingencies and Commitments, continued:

(a.2)	Responsibilities assumed to meet customer needs:

	2022	2021
	MCh$	MCh$
Transactions on behalf of third parties
Collections	174,238	152,297
Placement or sale of financial instruments	—	—
Transferred financial assets managed by the bank	—	—
Third-party resources managed by the bank	766,706	749,007
Subtotal	940,944	901,304

Securities custody
Securities safekept by a banking subsidiary	5,593,924	5,232,546
Securities safekept by the Bank	3,646,536	2,459,320
Securities safekept deposited in another entity	14,855,338	12,601,349
Securities issued by the bank	—	—
Subtotal	24,095,798	20,293,215
Total	25,036,742	21,194,519

(b)	Lawsuits and legal proceedings:

(b.1)	Normal judicial contingencies in the industry:

At the date of issuance of these Consolidated Financial Statements, there are legal actions filed against the Bank related with the ordinary course operations. As of December 31, 2022, the Bank maintain provisions for judicial contingencies amounting to Ch$1,790 million (Ch$474 million as of December 2021), which are part of the item “Provisions for contingencies” in the Statement of Financial Position.

The estimated end dates of the respective legal contingencies are as follows:

	As of December 31, 2022
	2023	2024	2025	2026	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Legal contingencies	286	1,504	—	—	1,790

(b.2)	Contingencies for significant lawsuits:

As of December 31, 2022 and 2021, there are not significant lawsuits in court that affect or may affect these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

28.	Contingencies and Commitments, continued:

(c)	Guarantees granted by operations:

(i)	In subsidiary Banchile Administradora General de Fondos S.A.:

In compliance with Article No, 12 of Law No. 20,712, Banchile Administradora General de Fondos S.A., has designated Banco de Chile as the representative of the beneficiaries of the guarantees it has established, and in such role the Bank has issued bank guarantees totaling UF 4,153,500 maturing January 6, 2023 (UF 4,149,200, maturing on January 7, 2022 in December 2021). The subsidiary took a policy with Mapfre Seguros Generales S.A. for the Real State Funds by a guaranteed amount of UF 1,018,300.

As of December 31, 2022 and 2021, the Bank has not guaranteed mutual funds.

(ii)	In subsidiary Banchile Corredores de Bolsa S.A.:

For the purposes of ensuring correct and complete compliance with all of its obligations as broker-dealer entity, in conformity with the provisions from Article 30 and subsequent of Law No. 18,045 on Securities Markets, the subsidiary established a guarantee in an insurance policy for UF 20,000, insured by Mapfre Seguros Generales S.A., that matures April 22, 2024, whereby the Securities Exchange of the Santiago Stock Exchange was appointed as the subsidiary’s creditor representative.

	2022	2021
	MCh$	MCh$
Guarantees:
Shares delivered to guarantee forward sales transactions covered simultaneously:
Santiago Securities Exchange, Stock Exchange	15,840	38,279
Electronic Chilean Securities Exchange, Stock Exchange	10,323	12,839

Fixed income securities to guarantee CCLV system:
Santiago Securities Exchange, Stock Exchange	9,983	9,990

Fixed Income securities to guarantee equity short sale and Hedging Loan:
Santiago Securities Exchange, Stock Exchange	—	2,344

Shares delivered to guarantee equity lending and short-selling:
Santiago Securities Exchange, Stock Exchange	7,992	—

Cash guarantees received for operations with derivatives	743	1,723
Cash guarantees for operations with derivatives	1,443	3,198

Equity securities received for operations with derivatives
Electronic Chilean Securities Exchange, Stock Exchange	273	342
Depósito Central de Valores S.A.	1,363	1,726

Financial intermediation securities received for operations with derivatives
Internal custody	238	—
Total	48,198	70,441

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

28.	Contingencies and Commitments, continued:

(c)	Guarantees granted by operations, continued:

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

Banchile Corredores de Bolsa S.A. keeps an insurance policy current with Chubb Seguros Chile S.A. that expires May 2, 2023, this considers matters of employee fidelity, physical losses, falsification or adulteration, and currency fraud with a coverage amount equivalent to US$20,000,000.

It also provided a bank guarantee in the amount of UF 309,200 for the benefits of investors in portfolio management contracts. This bank guarantee is revaluated in UF to fixed term, non-endorsable and has a maturity date of January 6, 2023.

It also provided a cash guarantee in the amount of US$122,494.32 for the purpose of complying with the obligations to Pershing, for any operations conducted through that broker.

A guarantee corresponding to UF 10,000 has been constituted, to guarantee compliance with the fund’s investment portfolio management service contract. Said guarantee corresponds to a non-endorsable fixed-term readjustable bond in UF issued by Banco de Chile with validity until January 2, 2026.

(iii)	In subsidiary Banchile Corredores de Seguros Ltda.

According to established in article 58, letter D of D.F.L. 251, as of December 31, 2022 the entity maintains two insurance policies with effect from April 15, 2022 to April 14, 2023 which protect it against of potential damages caused by infractions of the law, regulations and complementary rules that regulate insurance brokers, especially when the non-compliance comes from acts, errors or omissions of the broker, its representatives, agents or dependents that participate in the intermediation.

The policies contracted are:

Matter insured	Amount Insured (UF)
Errors and omissions liability policy	500
Civil responsibility policy	60,000

(d)	Exempt Resolution No. 270 dated October 30, 2014, the Superintendency of Securities and Insurance (current Commission for the Financial Market) imposed a fine of UF 50,000 to Banchile Corredores de Bolsa S.A. for violations of the second paragraph of article 53 of the Securities Market Law, said company filed a claim with the competent Civil Court requesting the annulment of the fine. On December 10, 2019, a judgement in the case was issued reducing the fine to the amount of UF 7,500. The judgment indicated has been subject to cassation appeals filed by both parties, which are pending before the Illustrious Court of Appeals of Santiago.

The company has not made provisions considering that the Bank’s legal advisors in charge of the procedure estimate that there are solid grounds that the claim filed by Banchile Corredores de Bolsa S.A. can be accepted.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

29.	Interest and UF indexation revenue and expenses:

(a)	At the end of the period, the summary is as follows:

	2022			2021			2020
	Interest	UF indexation	Total	Interest	UF indexation	Total	Interest	UF indexation	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Interest revenue	2,344,384	2,122,497	4,466,881	1,393,233	995,237	2,388,470	1,492,800	383,995	1,876,795
Interest expenses	(1,040,914)	(1,159,838)	(2,200,752)	(276,087)	(538,361)	(814,448)	(329,811)	(230,196)	(560,007)
Total net interest income	1,303,470	962,659	2,266,129	1,117,146	456,876	1,574,022	1,162,989	153,799	1,316,788

(b)	The composition of interest is as follows:

	2022			2021			2020
	Interest	UF indexation	Total	Interest	UF indexation	Total	Interest	UF indexation	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial assets at amortized cost
Rights by resale agreements and securities lending	4,142	—	4,142	1,756	—	1,756	1,406	—	1,406
Debt financial instruments	13,992	68,107	82,099	2,784	15,243	18,027	—	—	—
Loans and advances to Banks	154,727	—	154,727	19,349	—	19,349	11,824	—	11,824
Commercial loans	1,054,785	852,296	1,907,081	630,918	397,720	1,028,638	661,913	164,527	826,440
Residential mortgage loans	323,452	1,340,082	1,663,534	283,941	634,511	918,452	277,248	243,023	520,271
Consumer Loans	615,572	6,986	622,558	442,352	4,256	446,608	531,461	1,806	533,267
Other financial instruments	442	5,238	5,680	—	1,790	1,790	—	1,881	1,881
Financial assets at fair value through other comprehensive income
Debt financial instruments	187,073	70,845	257,918	38,943	24,469	63,412	29,740	6,570	36,310
Other financial instruments	16,930	—	16,930	1,365	—	1.365	8,229	—	8,229
Income of accounting hedges of interest rate risk	(26,731)	(221,057)	(247,788)	(28,175)	(82,752)	(110,927)	(29,021)	(33,812)	(62,833)
Total	2,344,384	2,122,497	4,466,881	1,393,233	995,237	2,388,470	1,492,800	383,995	1,876,795

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

29.	Interest and UF indexation revenue and expenses, continued:

(c)	The composition of interest expenses is as follows:

	2022			2021			2021
	Interest	UF indexation	Total	Interest	UF indexation	Total	Interest	UF indexation	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial liabilities at amortized cost
Current accounts and other demand deposits	4,515	40,557	45,072	843	32,292	33,135	375	12,432	12,807
Saving accounts and time deposits	776,658	195,244	971,902	73,961	57,080	131,041	114,593	28,030	142,623
Obligations by repurchase agreements and securities lending	15,845	—	15,845	940	—	940	1,851	2	1,853
Borrowings from financial institutions	37,414	—	37,414	23,386	—	23,386	27,830	—	27,830
Debt financial instruments issued	210,393	803,863	1,014,256	175,531	391,500	567,031	184,693	166,194	350,887
Other financial obligations	—	—	—	12	19	31	395	18	413
Lease liabilities	1,865	—	1,865	1,978	—	1,978	2,532	—	2,532
Financial instruments of regulatory capital issued	31,271	120,174	151,445	29,389	57,470	86,859	29,582	23,520	53,102
Income of accounting hedges of interest rate risk	(37,047)	—	(37,047)	(29,953)	—	(29,953)	(32,040)	—	(32,040)
Total	1,040,914	1,159,838	2,200,752	276,087	538,361	814,448	329,811	230,196	560,007

(d)	As of December 31, 2022, 2021 and 2020, the Bank uses cross currency and interest rate swaps to hedge its position on changes on the fair value of corporate bonds and commercial loans and cross currency swaps to hedge the risk of variability of obligations flows with foreign banks and bonds issued in foreign currency.

	2022						2021						2020
	Interest		UF indexation		Total		Interest		UF indexation		Total		Interest		UF indexation		Total
	Income	Expense	Income	Expense	Income	Expense	Income	Expense	Income	Expense	Income	Expense	Income	Expense	Income	Expense	Income	Expense
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Gain from fair value accounting hedges	608	—	—	—	608	—	6,075	—	—	—	6,075	—	2,951	—	—	—	2,951	—
Loss from fair value accounting hedges	(740)	—	—	—	(740)	—	(5,513)	—	—	—	(5,513)	—	(9,392)	—	—	—	(9,392)	—
Gain from cash flow accounting hedges	72,354	112,322	—	—	72,354	112,322	192,590	234,986	—	—	192,590	234,986	55,544	96,015	—	—	55,544	96,015
Loss from cash flow accounting hedges	(98,345)	(75,275)	(221,057)	—	(319,402)	(75,275)	(215,898)	(205,033)	(82,752)	—	(298,650)	(205,033)	(76,073)	(63,975)	(33,812)	—	(109,885)	(63,975)
Net gain on hedge items	(608)	—	—	—	(608)	—	(5,429)	—	—	—	(5,429)	—	(2,051)	—	—	—	(2,051)	—
Total	(26,731)	37,047	(221,057)	—	(247,788)	37,047	(28,175)	29,953	(82,752)	—	(110,927)	29,953	(29,021)	32,040	(33,812)	—	(62,833)	32,040

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

30.	Income and Expenses from commissions:

The income and expenses from commissions shown in the Consolidated Statement of Income for the years ended December 31, 2022, 2021 and 2020 refer to the following items:

	2022	2021	2020
	MCh$	MCh$	MCh$
Income from commissions and services rendered
Comissions from debit and credit card services	217,342	183,292	156,786
Remuneration from administration of mutual funds, investment funds or others	121,028	108,221	92,514
Comissions from collections and payments	87,541	74,663	64,477
Comissions from portfolio management	59,812	50,793	50,272
Remuneration from brokerage and insurance advisory	41,734	38,057	33,049
Comissions from guarantees and letters of credit	35,381	30,131	27,824
Use of distribution channel	27,135	30,128	75,074
Brand use agreement	26,333	22,616	19,835
Comissions from trading and securities management	19,238	20,752	18,505
Financial advisory services	8,935	4,598	4,487
Comissions from lines of credit and current account overdrafts	4,607	4,396	4,568
Comissions from factoring operations services	1,394	1,328	1,415
Other commission earned	17,368	15,346	13,340
Total	667,848	584,321	562,146

Expenses from commissions and services received
Commissions from card transactions	49,223	43,831	49,764
Interbank transactions	41,012	31,368	24,843
Expenses from obligations of loyalty and merit card customers programs	34,324	31,662	21,814
Commissions from use of card brands license	9,224	11,762	8,315
Comissions from securities transaction	5,599	4,482	4,411
Collections and payments	4,469	4,211	4,927
Other commissions from services received	1,865	1,977	2,104
Total	145,716	129,293	116,178

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

31.	Net financial income (expense):

The amount of net financial income (expense) shown in the Consolidated Income Statement for the year corresponds to the following concepts:

	2022	2021	2020
	MCh$	MCh$	MCh$
Financial result from:
Financial assets held for trading at fair value through profit or loss:
Financial derivative contracts	5,182,978	2,831,771	4,188,594
Debt Financial Instruments	246,913	29,725	51,957
Other financial instruments	11,275	5,888	6,092
Financial liabilities held for trading at fair value through profit or loss
Financial derivative contracts	(5,177,460)	(2,688,128)	(4,284,932)
Other financial instruments	(782)	985	(31)
Subtotal	262,924	180,241	(38,320)

Derecognition of financial assets and liabilities at amortized cost and financial assets at fair value through other comprehensive income:
Financial assets at amortized cost	2,264	5,458	39
Financial assets at fair value through other comprehensive income	(63,401)	1,242	27,091
Financial liabilities at amortized cost	(1)	—	—
Financial instruments of regulatory capital issued	—	—	—
Subtotal	(61,138)	6,700	27,127

Exchange, indexation and accounting hedging of foreign currency
Gain (loss) from foreign currency exchange	145,917	(230,277)	176,469
Gain (loss) from indexation for exchange rate	491	15,107	(2,651)
Net gain (loss) from derivatives in accounting hedges of foreign currency risk	(41,370)	199,208	(17,156)
Subtotal	105,038	(15,962)	156,662

Ineffective accounting hedges:
Gain (loss) from ineffective cash flow accounting hedges	—	—	(89)
Gain (loss) from ineffective accounting hedges of net investment abroad	—	—	—

Total	306,824	170,979	145,383

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

32.	Income attributable to investments in other companies:

The income obtained from investments in companies detailed in note No. 12 corresponds to the following:

		2022	2021	2020
Company	Shareholder	MCh$	MCh$	MCh$
Associates
Transbank S.A.	Banco de Chile	6,809	(3,254)	(4,360)
Centro de Compensación Automatizado S.A.	Banco de Chile	1,567	876	603
Administrador Financiero del Transantiago S.A.	Banco de Chile	804	385	389
Redbanc S.A.	Banco de Chile	652	539	(242)
Sociedad Interbancaria de Depósitos de Valores S.A.	Banco de Chile	404	315	276
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Banco de Chile	140	58	29
Sociedad Imerc OTC S.A.	Banco de Chile	108	32	(24)
Sociedad Operadora de Tarjetas de Crédito Nexus S.A.	Banco de Chile	—	1,405	(2,682)
Subtotal Associates		10,484	356	(6,011)

Joint Ventures
Servipag Ltda.	Banco de Chile	1,866	831	359
Artikos Chile S.A.	Banco de Chile	681	606	553
Subtotal Joint Ventures		2,547	1,437	912

Total		13,031	1,793	(5,099)

33.	Result from non-current assets and disposal groups held for sale not admissible as discontinued operations:

	2022	2021	2020
	MCh$	MCh$	MCh$

Net income from assets received in payment or adjudicated in judicial auction
Gain (loss) on sale of assets received in lieu of payment or foreclosed at judicial auction	4,053	1,837	3
Other income from assets received in payment or foreclosed at judicial auction	195	231	87
Provisions for adjustments to net realizable value of assets received in lieu of payment or foreclosed at judicial auction	(620)	(205)	(1,539)
Charge-off assets received in lieu of payment or foreclosed at judicial auction	(38)	(418)	—
Expenses to maintain assets received in lieu of payment or foreclosed at judicial auction	(1,077)	(813)	(1,021)
Non-current assets held for sale
Investments in other companies	(435)	—	—
Intangible assets	—	—	—
Property and equipment	1,043	214	30
Assets for recovery of assets transferred in financial leasing operations	1,727	1,140	1,423
Other assets	—	—	—
Disposal groups held for sale	—	—	—
Total	4,848	1,986	(1,017)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

34.	Other operating Income and Expenses:

a)	During the year 2022, 2021 and 2020, the Bank and its subsidiaries present other operating income, according to the following:

	2022	2021	2020
	MCh$	MCh$	MCh$

Revaluation of prepaid monthly payments	17,044	5,183	1,569
Income from investment properties	6,765	6,069	5,808
Income from correspondent banks	3,116	2,800	2,841
Expense recovery	1,979	1,333	6,456
Fiduciary and trustee commissions	135	261	316
Tax management income	116	3,117	1,565
Foreign trade income	75	55	73
Expense recovery income	48	70	53
Others income	381	2,175	1,607
Total	29,659	21,063	20,288

b)	During the year 2022, 2021 and 2020, the Bank and its subsidiaries present other operating expenses, according to the following:

	2022	2021	2020
	MCh$	MCh$	MCh$

Write-offs for operating risks	18,392	13,898	10,625
Card administration	2,086	2,099	2,599
Correspondent banks	3,321	2,614	1,804
Expenses for credit operations of financial leasing	4,786	242	5,817
Legal expenses	1,572	357	—
Expense of provisions for operational risk	1,523	765	239
Tax fines	402	5	5
Renegotiated loan insurance premium	351	416	—
Life ensurance	258	233	586
Expenses for charge-off leased assets recoveries	130	583	210
Provisions for trials and litigation	56	2	202
Contribution to other organisms	10	257	331
Provision for pending operations	(197)	1,236	55
Expense recovery from operational risk events	(6,050)	(4,010)	(5,422)
Others expenses	1,061	651	2,226
Total	27,701	19,348	19,277

35.	Expenses from salaries and employee benefits:

The composition of the expense for employee benefit obligations during the period 2022 and 2021 is as follows:

	2022	2021	2020
	MCh$	MCh$	MCh$

Expenses for short-term employee benefit	491,696	427,434	383,078
Expenses for employee benefits due to termination of employment contract	27,381	16,221	22,994
Training expenses	2,596	1,956	1,832
Expenses for nursery and kindergarten	1,403	1,536	1,518
Other personnel expenses	5,150	3,805	47,754
Total	528,226	450,952	457,176

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

36.	Administrative expenses:

This item is composed as follows:

	2022	2021	2020
	MCh$	MCh$	MCh$
General administrative expenses
Information technology and communications	123,810	109,026	99,763
Maintenance and repair of property and equipment	42,157	39,679	48,218
External advisory services and professional services fees	15,267	16,819	13,194
Surveillance and securities transport services	12,996	13,229	10,787
Office supplies	9,288	8,093	11,094
Insurance premiums except to cover operational risk events	8,465	7,621	8,273
Energy, heating and other utilities	5,307	4,445	5,556
External service of financial information and fraud prevention	4,614	6,297	5,912
Postal box, mail, postage and home delivery services	4,372	4,718	4,218
External service of custody of documentation	3,846	3,094	3,359
Legal and notary expenses	3,733	4,308	4,182
Other expenses of obligations for lease contracts	3,731	4,227	2,684
Expenses for short-term leases	2,782	3,371	4,196
Representation and travel expenses	2,449	2,703	2,780
Fees for other technical reports	799	729	639
Fees for review and audit of the financial statements by the external auditor	777	657	751
Expenses for leases low value	491	453	533
Fines applied by other agencies	211	152	66
Other general administrative expenses	14,214	7,945	7,313

Outsource services
Technological developments expenses, certification and technology testing	17,939	17,526	17,433
Data processing	8,385	9,407	9,333
External credit evaluation service	5,208	4,958	12,241
External human resources administration services and supply of external personnel	1,438	1,108	2,000
External cleaning service, casino, custody of files and documents, storage of furniture and equipment	358	355	435
Call Center service for sales, marketing, quality control customer service	92	103	—

Board expenses
Board of Directors Compensation	3,095	2,889	2,795
Other Board expenses	102	16	30

Marketing	37,233	30,652	23,561

Taxes, contributions and other legal charges
Contribution to the banking regulator	13,566	11,968	11,408
Real estate contributions	4,727	4,852	4,054
Taxes other than income tax	2,207	1,785	789
Municipal patents	1,568	1,395	1,240
Other legal charges	47	45	44
Total	355,274	324,625	318,881

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

37.	Depreciation and Amortization:

The amounts corresponding to charges to results for depreciation and amortization during the year 2022, 2021 and 2020, are detailed as follows:

	2022	2021	2020
	MCh$	MCh$	MCh$

Amortization of intangibles assets
Other intangible assets arising from business combinations	—	—	—
Other independently originated intangible assets	21,502	17,831	15,865
Depreciation of property and equipment
Buildings and land	9,228	8,895	9,249
Other property and equipment	21,708	20,873	20,596
Depreciation and impairment of leased assets
Buildings and land	30,804	28,339	26,725
Other property and equipment	—	—	—
Depreciation for improvements in leased real estate as leased of right-to-use assets	963	860	922
Amortization for the right-to-use other intangible assets under lease	—	—	—
Depreciation of other assets for investment properties	—	—	—
Amortization of other assets per activity income asset	—	—	—
Total	84,205	76,798	73,357

38.	Impairment of non-financial assets:

As of December 31, 2022, 2021 and 2020, the composition of the item for impairment of non-financial assets is composed as follows:

	2022	2021	2020
	MCh$	MCh$	MCh$

Impairment of intangible assets	122	1,647	629
Impairment of property and equipment	9	43	1,031
Impairment of assets from income from ordinary activities from contracts with customers	(54)	—	1
Total	77	1,690	1,661

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.	Expected credit losses:

(a)	The composition is as follows:

	2022	2021	2020
	MCh$	MCh$	MCh$

Expense of allowances established for credit risk	418,416	93,710	520,307
Expense of provisions for contingent loans	51,445	(5,132)	73,210
Recovery of written-off credits	(65,740)	(70,407)	(41,759)
Impairments for credit risk from financial assets at fair value through other comprehensive income	8,009	1,001	(4,652)
Total	412,130	19,172	547,106

(b)	Summary of the expense of provisions constituted for credit risk and expected credit losses:

	Expense of provisions constituted in the year
	Evaluation
As of December 31, 2022	Individual	Group	Total
	MCh$	MCh$	MCh$
Loans and advances to Banks
Allowances established	1,792	—	1,792
Allowances released	—	—	—
Subtotal	1,792	—	1,792
Commercial loans
Allowances established	23,542	67,256	90,798
Allowances released	—	—	—
Subtotal	23,542	67,256	90,798
Residential mortgage loans
Allowances established	—	22,706	22,706
Allowances released	—	—	—
Subtotal	—	22,706	22,706
Consumer loans
Allowances established	—	303,120	303,120
Allowances released	—	—	—
Subtotal	—	303,120	303,120
Expense of allowances established for credit risk	25,334	393,082	418,416

Contingent loans
Loans and advances to Banks
Commercial loans			30,645
Consumer loans			20,800
Expenses of provisions for contingent loans			51,445

Impairments for credit risk from financial assets at fair value through other comprehensive income			8,009

Recovery of written-off credits
Loans and advances to Banks			—
Commercial loans			(26,554)
Residential mortgage loans			(10,481)
Consumer loans			(28,705)
Subtotal			(65,740)
Total Expected Credit Losses			412,130

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.	Expected credit losses, continued:

	Expense of provisions constituted in the year
	Evaluation
As of December 31, 2021	Individual	Group	Total
	MCh$	MCh$	MCh$
Loans and advances to Banks
Allowances established	—	—	—
Allowances released	(377)	—	(377)
Subtotal	(377)	—	(377)
Commercial loans
Allowances established	—	50,433	50,433
Allowances released	(113,370)	—	(113,370)
Subtotal	(113,370)	50,433	(62,937)
Residential mortgage loans
Allowances established	—	15,046	15,046
Allowances released	—	—	—
Subtotal	—	15,046	15,046
Consumer loans
Allowances established	—	141,978	141,978
Allowances released	—	—	—
Subtotal	—	141,978	141,978
Expense of allowances established for credit risk	(113,747)	207,457	93,710

Contingent loans
Loans and advances to Banks			—
Commercial loans			3,784
Consumer loans			(8,916)
Expenses of provisions for contingent loans			(5,132)

Impairments for credit risk from financial assets at fair value through other comprehensive income			1,001

Recovery of written-off credits
Loans and advances to Banks			—
Commercial loans			(15,480)
Residential mortgage loans			(7,922)
Consumer loans			(47,005)
Subtotal			(70,407)
Total Expected Credit Losses			19,172

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.	Expected credit losses, continued:

	Expense of provisions constituted in the year
As of December 31, 2020	Evaluation
	Individual	Group	Total
	MCh$	MCh$	MCh$
Loans and advances to Banks
Allowances established	348	—	348
Allowances released	—	—	—
Subtotal	348	—	348
Commercial loans
Allowances established	207,611	88,278	295,889
Allowances released	—	—	—
Subtotal	207,611	88,278	295,889
Residential mortgage loans
Allowances established	—	4,607	4,607
Allowances released	—	—	—
Subtotal	—	4,607	4,607
Consumer loans
Allowances established	—	219,463	219,463
Allowances released	—	—	—
Subtotal	—	219,463	219,463
Expense of allowances established for credit risk	207,959	312,348	520,307

Contingent loans
Loans and advances to Banks			—
Commercial loans			11,664
Consumer loans			61,546
Expenses of provisions for contingent loans			73,210

Impairments for credit risk from financial assets at fair value through other comprehensive income			(4,652)

Recovery of written-off credits
Loans and advances to Banks			—
Commercial loans			(8,599)
Residential mortgage loans			(3,377)
Consumer loans			(29,783)
Subtotal			(41,759)
Total Expected Credit Losses			547,106

40.	Related Party Disclosures:

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.	Related Party Transactions, continued:

(a)	Assets and liabilities with related parties:

	Related Party Type
Type of current assets and liabilities with related parties As of December 31, 2022	Parent Entity MCh$	Other Legal Entity MCh$	Key Personnel of the Consolidated Bank MCh$	Other Related Party MCh$	Total MCh$
ASSETS
Financial assets held for trading at fair value through profit or loss
Derivative Financial Instruments	—	343,278	—	—	343,278
Debt financial instruments	—	—	—	—	—
Other financial instruments	—	3,354	—	—	3,354
Non-trading financial assets mandatorily measured at fair value through profit or loss	—	—	—	—	—
Financial assets designated as at fair value through profit or loss	—	—	—	—	—
Financial assets at fair value through other comprehensive income	—	16,759	—	—	16,759
Derivative Financial Instruments for hedging purposes	—	—	—	—	—
Financial assets at amortized cost
Rights by resale agreements and securities lending	—	—	—	—	—
Debt financial instruments	—	—	—	—	—
Commercial loans	—	609,155	1,384	12,024	622,563
Residential mortgage loans	—	—	15,221	58,608	73,829
Consumer Loans	—	—	2,068	10,879	12,947
Allowances established – Loans	—	(4,153)	(21)	(401)	(4,575)
Other assets	9	149,096	—	21	149,126
Contingent loans	—	177,834	4,119	17,872	199,825

LIABILITIES
Financial liabilities held for trading at fair value through profit or loss
Derivative Financial Instruments	—	400,984	—	—	400,984
Financial liabilities designated as at fair value through profit or loss	—	—	—	—	—
Derivative Financial Instruments for hedging purposes	—	7,647	—	—	7,647
Financial liabilities at amortized cost
Current accounts and other demand deposits	217	206,465	3,081	6,529	216,292
Saving accounts and time deposits	4,643	274,318	3,815	24,125	306,901
Obligations by repurchase agreements and securities lending	—	—	—	—	—
Borrowings from financial institutions	—	177,827	—	—	177,827
Debt financial instruments issued	—	—	—	—	—
Other financial obligations	—	—	—	—	—
Lease liabilities	—	11,252	—	—	11,252
Other liabilities	—	108,767	517	52	109,336

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.	Related Party Transactions, continued:

(a)	Assets and liabilities with related parties, continued:

	Related Party Type
Type of current assets and liabilities with related parties As of December 31, 2021	Parent Entity MCh$	Other Legal Entity MCh$	Key Personnel of the Consolidated Bank MCh$	Other Related Party MCh$	Total MCh$
ASSETS
Financial assets held for trading at fair value through profit or loss
Derivative Financial Instruments	—	319,120	—	—	319,120
Debt financial instruments	—	—	—	—	—
Other financial instruments	—	16	—	—	16
Non-trading financial assets mandatorily measured at fair value through profit or loss	—	—	—	—	—
Financial assets designated as at fair value through profit or loss	—	—	—	—	—
Financial assets at fair value through other comprehensive income	—	15,045	—	—	15,045
Derivative Financial Instruments for hedging purposes	—	—	—	—	—
Financial assets at amortized cost
Rights by resale agreements and securities lending	—	—	—	—	—
Debt financial instruments	—	—	—	—	—
Commercial loans	—	470,424	853	12,718	483,995
Residential mortgage loans	—	—	14,612	51,025	65,637
Consumer Loans	—	—	1,862	8,798	10,660
Allowances established – Loans	—	(3,795)	(15)	(416)	(4,226)
Other assets	8	106,137	—	40	106,185
Contingent loans	—	162,046	4,119	17,713	183,878

LIABILITIES
Financial liabilities held for trading at fair value through profit or loss
Derivative Financial Instruments	—	313,277	—	—	313,277
Financial liabilities designated as at fair value through profit or loss	—	—	—	—	—
Derivative Financial Instruments for hedging purposes	—	608	—	—	608
Financial liabilities at amortized cost
Current accounts and other demand deposits	254	209,799	7,403	7,219	224,675
Saving accounts and time deposits	19,836	196,913	2,310	19,347	238,406
Obligations by repurchase agreements and securities lending	—	—	—	—	—
Borrowings from financial institutions	—	122,883	—	—	122,883
Debt financial instruments issued	—	—	—	—	—
Other financial obligations	—	—	—	—	—
Lease liabilities	—	10,256	—	—	10,256
Other liabilities	—	93,743	483	18	94,244

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.	Related Party Disclosures, continued:

(b)	Income and expenses from related party transactions (*):

As of December 31, 2022	Parent Entity	Other Legal Entity	Key personnel of the consolidated Bank	Other Related party	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Interest and UF indexation revenue	—	49,027	2,382	9,736	61,145
Income from commissions	92	112,308	20	69	112,489
Net Financial income (expense)	—	88,103	—	—	88,103
Other income	—	79	—	—	79
Total Income	92	249,517	2,402	9,805	261,816

Interest and UF indexation expense	826	8,412	156	1,194	10,588
Expenses from commissions	—	35,948	—	—	35,948
Expenses credit losses	—	242	(5)	31	268
Expenses from salaries and employee benefits	—	173	32,873	71,524	104,570
Administrative expenses	—	22,254	3,603	120	25,977
Other expenses	—	10	3	15	28
Total Expenses	826	67,039	36,630	72,884	177,379

As of December 31, 2021	Parent Entity	Other Legal Entity	Key personnel of the consolidated Bank	Other Related party	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Interest and UF indexation revenue	—	12,591	1,313	5,517	19,421
Income from commissions	149	98,680	26	60	98,915
Net Financial income (expense)	—	49,775	—	—	49,775
Other income	—	466	—	—	466
Total Income	149	161,512	1,339	5,577	168,577

Interest and UF indexation expense	3	457	4	27	491
Expenses from commissions	—	29,813	—	—	29,813
Expenses credit losses	—	1,659	—	74	1,733
Expenses from salaries and employee benefits	—	6	26,100	67,098	93,204
Administrative expenses	—	20,771	3,325	78	24,174
Other expenses	—	32	1	4	37
Total Expenses	3	52,738	29,430	67,281	149,452

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.	Related Party Disclosures, continued:

(b)	Income and expenses from related party transactions (*), continued:

As of December 31, 2020	Parent Entity	Other Legal Entity	Key personnel of the consolidated Bank	Other Related party	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Interest and UF indexation revenue	17	11,847	587	3,339	15,790
Income from commissions	157	40,900	18	91	41,166
Net Financial income (expense)	976	(35,351)	—	—	(34,375)
Other income	—	469	—	—	469
Total Income	1,150	17,865	605	3,430	23,050

Interest and UF indexation expense	60	191	1	7	259
Expenses from commissions	—	39,988	—	—	39,988
Expenses credit losses	—	1,697	(41)	(431)	1,225
Expenses from salaries and employee benefits	—	16	9,105	88,699	97,820
Administrative expenses	—	18,153	3,173	112	21,438
Other expenses	—	—	1	3	4
Total Expenses	60	60,045	12,239	88,390	160,734

(*)	This does not constitute a Statement of Income from operations with related parties since the assets with these parties are not necessarily equal to the liabilities and in each of them the total income and expenses are reflected and not those corresponding to matched operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.	Related Party Disclosures, continued:

(c)	Transactions with related parties:

As of December 31, 2022

		Description of the transaction					Effect on Income		Effect on Financial position
Company name	Nature of the relationship with the Bank	Type of service	Term	Renewal conditions	Transactions under equivalence conditions to those transactions with mutual independence between the parties	Amount	Income	Expenses	Accounts receivable	Accounts payable
						MCh$	MCh$	MCh$	MCh$	MCh$
Ionix SPA	Other related parties	IT license services	30 days	Contract	Yes	440	—	440	—	32
		IT support services	30 days	Contract	Yes	334	—	334	—	—
Canal 13	Other related parties	Advertising service	30 days	Monthly	Yes	584	—	584	—	134
Servipag Ltda.	Joint venture	Software services	30 days	Contract	Yes	768	—	768	—	465
	Joint venture	Collection services	30 days	Contract	Yes	4,405	—	4,405	—	—
Bolsa de Comercio de Santiago	Other related parties	IT support services	30 days	Contract	Yes	259	—	259	—	—
		Service of financial information	30 days	Contract	Yes	335	—	335	—	—
		Brokerage commission	30 days	Contract	Yes	310	—	310	—	—
Enex S.A.	Other related parties	Rent spaces for ATM	30 days	Contract	Yes	168	—	168	—	168
Redbanc S.A.	Associates	Software development	30 days	Contract	Yes	399	—	399	—	1,223
		Electronic transaction management services	30 days	Contract	Yes	13,380	—	13,380	—	—
Sistemas Oracle de Chile Ltda.	Other related parties	Software services	30 days	Contract	Yes	6,029	—	6,029	—	2,281
		IT support services	30 days	Contract	Yes	2,873	—	2,873	—	—
Depósito Central de Valores	Associates	Custodial services	30 days	Contract	Yes	2,230	—	2,230	—	53
Inmobiliaria e inversiones Capitolio S.A.	Other related parties	Space rental	30 days	Contract	Yes	82	—	82	—	—
Tagle y Compañía limitada	Other related parties	Legal services	30 days	Contract	Yes	126	—	126	—	6
Manantial S.A	Other related parties	Materials and supplies	30 days	Contract	Yes	224	—	224	—	15
Radio difusión SPA	Other related parties	Advertising service	30 days	Contract	Yes	105	—	105	—	4
Nexus S.A.	Other related parties	Customer product delivery services	30 days	Contract	Yes	1,185	—	1,185	—	1,679
		Card processing	30 days	Contract	Yes	11,178	—	11,178	—	—
		IT development services	30 days	Contract	Yes	1,565	—	1,565	—	—
		Embossing services	30 days	Contract	Yes	724	—	724	—	—
		Fraud prevention services	30 days	Contract	Yes	1,234	—	1,234	—	—
Artikos Chile S.A.	Joint venture	IT support services	30 days	Contract	Yes	421	—	421	—	17
		IT services	30 days		Yes	340	—	340	—	—
DCV registros S.A	Associates	IT services	30 days	Contract	Yes	275	—	275	—	—
Soc operadora de la Cámara de Compensación	Associates	Collection services	30 days	Contract	Yes	588	—	588	—	56
Comder Contraparte Central S.A.	Associates	Securities clearing services	30 days	Contract	Yes	830	—	830	—	27,198
Bolsa Electrónica de Chile S.A.	Associates	Brokerage commission	30 days	Contract	Yes	153	—	153	—	—
Transbank S.A.	Associates	Processing fees	30 days	Contract	Yes	1,150	—	1,150	—	91
		Exchange commission	30 days	Contract	Yes	94,489	94,489	—	409	—
Centro de Compensación Automatizado S.A.	Associates	Transfer services	30 days	Contract	Yes	2,340	—	2,340	—	378
Citibank	Other related parties	Connectivity business commissions	Quarterly	Contract	Yes	10,583	10,583	—	12,043	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.	Related Party Disclosures, continued:

(d)	Payments to the Board of Directors and to key personnel of the management of the Bank and its subsidiaries:

	2022	2021
	MCh$	MCh$
Directory:
Payment of remuneration and attendance fees of the Board of Directors - Bank and its subsidiaries	3,095	2,883

Key Personnel of the Management of the Bank and its Subsidiaries:
Payment for benefits to short-term employees	31,224	25,876
Payment for benefits to employees for termination of employment contract	1,649	224
Subtotal	32,873	26,100
Total	35,968	28,983

(e)	Composition of the Board of Directors and key personnel of the Management of the Bank and its subsidiaries:

	2022	2021
	No. Executives
Directory:	19	18
Directors – Bank and its subsidiaries

Key Personnel of the Management of the Bank and its Subsidiaries:
CEO – Bank	1	1
CEOs – Subsidiaries	5	5
Division Managers / Area – Bank	93	95
Division Managers / Area – Subsidiaries	31	26
Subtotal	130	127
Total	149	145

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.	Fair Value of Financial Assets and Liabilities:

Banco de Chile and its subsidiaries have defined a corporate framework for valuation and control related with the process to the fair value measurement.

Within the established framework includes the Product Control Unit, which is independent of the business areas and reports to the Financial Management Control and Productivity Division Manager. This function befalls to the Financial Control, Treasury and Capital Manager, through the Financial Risk Information and Control Section, is responsible for independent verification of price and results of trading (including derivatives) and investment operations and all fair value measurements.

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

Due to, in general, the valuation models require a set of market parameters as inputs, the aim is to maximize information based on observable or price-related quotations for similar instruments in active markets. To the extent there is no information in direct from the markets, data from external suppliers of information, prices of similar instruments and historical information are used to validate the valuation parameters.

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

In particular cases, where there are no market quotations for the instrument to be valued and there are no prices for similar transactions instruments or indicative parameters, a specific control and a reasoned analysis must be carried out in order to estimate the fair value of the operation. Within the valuation framework described in the Reasonable Value Policy (and its procedure) approved by the Board of Directors of Banco de Chile, a required level of approval is set in order to carry out transactions where market information is not available or it is not possible to infer prices or rates from it.

(a)	Hierarchy of instrument valued at Fair value:

Banco de Chile and its subsidiaries, classify all the financial instruments among the following levels:

Level 1:	These are financial instruments whose fair value is calculated at quoted prices (unadjusted) in extracted from liquid and deep markets. For these instruments there are quotes or prices (return internal rates, quote value, price) the observable market, so that assumptions are not required to determine the value.

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
Cross Currency Swaps, Interest Rate Swaps, FX Forwards, Inflation Forwards

Forward Points, Inflation forecast and local swap rates are provided by market brokers that are widely used in the Chilean market

Offshore rates and spreads are obtained from third party price providers that are widely used in the Chilean market.

Zero Coupon rates are calculated by using the bootstrapping method over swap rates.

FX Options	Black-Scholes Model	Prices for volatility surface estimates are obtained from market brokers that are widely used in the Chilean market.

Level 3:	These are financial instruments whose fair value is determined using non-observable inputs data neither for the assets or liabilities under analysis nor for similar instruments. An adjustment to an input that is significant to the entire measurement can result in a fair value measurement classified within Level 3 of the fair value hierarchy, if the adjustment uses significant non-observable data entry.

The instruments likely to be classified as Level 3 are mainly Corporate Debt by Chilean and foreign companies, issued both in Chile and abroad.

Valuation Techniques and Inputs for Level 3 Instrument:

Type of Financial Instrument	Valuation Method	Description: Inputs and Sources
Local Bank and Corporate Bonds	Discounted cash flows model	Since inputs for these types of securities are not observable by the market, we model interest rate of returns for them based on a Base Yield (Central Bank Bonds) and issuer spread. These inputs (base yield and issuer spread) are provided on a daily basis by third party price providers that are widely used in the Chilean market.
Offshore Bank and Corporate Bonds	Discounted cash flows model	Since inputs for these types of securities are not observable by the market, we model interest rate of returns for them based on a Base Yield (US-Libor) and issuer spread. These inputs (base yield and issuer spread) are provided on a weekly basis by third party price providers that are widely used in the Chilean market.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.	Fair Value of Financial Assets and Liabilities, continued:

(b)	Level chart:

The following table shows the classification by levels, for financial instruments registered at fair value.

	Level 1		Level 2		Level 3		Total
	2022	2021	2022	2021	2022	2021	2022	2021
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial Assets held for trading at fair value through profit or loss
Derivative contracts financial:
Forwards	—	—	566,050	742,545	—	—	566,050	742,545
Swaps	—	—	2,389,577	1,958,243	—	—	2,389,577	1,958,243
Call Options	—	—	2,321	4,509	—	—	2,321	4,509
Put Options	—	—	2,758	199	—	—	2,758	199
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	2,960,706	2,705,496	—	—	2,960,706	2,705,496
Debt Financial Instruments:
From the Chilean Government and Central Bank	28,128	169,067	3,031,164	3,303,055	—	—	3,059,292	3,472,122
Other debt financial instruments issued in Chile	—	—	273,934	214,336	100,519	51,484	374,453	265,820
Financial debt instruments issued Abroad	—	—	—	—	—	—	—	—
Subtotal	28,128	169,067	3,305,098	3,517,391	100,519	51,484	3,433,745	3,737,942
Others	257,325	138,753	—	—	—	—	257,325	138,753

Financial Assets at fair value through Other Comprehensive Income
Debt Financial Instruments: (1)
From the Chilean Government and Central Bank	552,763	507,368	1,706,094	1,981,482	—	—	2,258,857	2,488,850
Other debt financial instruments issued in Chile	—	—	1,499,625	540,756	41,283	25,203	1,540,908	565,959
Financial debt instruments issued Abroad	—	—	167,627	—	—	—	167,627	—
Equity Instruments:
Instruments issued in Chile	—	—	5,700	5,499	—	—	5,700	5,499
Instruments issued abroad	820	841	—	—	25	25	845	866
Subtotal	553,583	508,209	3,379,046	2,527,737	41,308	25,228	3,973,937	3,061,174

Derivative contracts financial for hedging purposes
Forwards	—	—	—	—	—	—	—	—
Swaps	—	—	27,077	277,802	—	—	27,077	277,802
Call Options	—	—	—	—	—	—	—	—
Put Options	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	27,077	277,802	—	—	27,077	277,802
Total	839,036	816,029	9,671,927	9,028,426	141,827	76,712	10,652,790	9,921,167

Financial Liabilities
Financial liabilities held for trading at fair value through profit or loss
Derivative contracts financial:
Forwards	—	—	535,630	505,463	—	—	535,630	505,463
Swaps	—	—	2,560,285	2,264,132	—	—	2,560,285	2,264,132
Call Options	—	—	1,665	2,726	—	—	1,665	2,726
Put Options	—	—	3,889	459	—	—	3,889	459
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	3,101,469	2,772,780	—	—	3,101,469	2,772,780
Others	—	—	6,271	—	—	—	6,271	—

Derivative contracts financial for hedging purposes
Forwards	—	—	—	88	—	—	—	88
Swaps	—	—	223,016	608	—	—	223,016	608
Call Options	—	—	—	—	—	—	—	—
Put Options	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	223,016	696	—	—	223,016	696
Total	—	—	3,330,756	2,773,476	—	—	3,330,756	2,773,476

(1)	As of December 31, 2022, 100% of instruments of level 3 have denomination “Investment Grade”. Also, 100% of total of these financial instruments correspond to domestic issuers.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.	Fair Value of Financial Assets and Liabilities, continued:

(c)	Level 3 Reconciliation:

The following table shows the reconciliation between the balances at the beginning and at the end of year for those instruments classified in Level 3, whose fair value is reflected in the Consolidated Financial Statements:

	2022
	Balance as of January 1, 2022	Gain (Loss) Recognized in Income (1)	Gain (Loss) Recognized in Equity (2)	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of December 31, 2022
	MCh	$MCh	$MCh	$MCh	$MCh	$MCh	$MCh	$MCh$
Financial Assets held for trading at fair value through profit or loss
Debt Financial Instruments:
Other debt financial instruments issued in Chile	51,484	902	—	111,960	(63,827)	—	—	100,519
Subtotal	51,484	902	—	111,960	(63,827)	—	—	100,519

Financial Assets at fair value through Other Comprehensive Income:
Debt Financial Instruments:
Other debt financial instruments issued in Chile	25,203	(1,477)	4,921	25,044	(12,408)	—	—	41,283
Equity Instruments:
Instruments issued abroad	25	—	—	—	—	—	—	25
Subtotal	25,228	(1,477)	4,921	25,044	(12,408)	—	—	41,308

Total	76,712	(575)	4,921	137,004	(76,235)	—	—	141,827

	2021
	Balance as of January 1, 2021	Gain (Loss) Recognized in Income (1)	Gain (Loss) Recognized in Equity (2)	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of December 31, 2021
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets held for trading at fair value through profit or loss
Debt Financial Instruments:
Other debt financial instruments issued in Chile	5,494	(503)	—	42,484	(3,160)	7,169	—	51,484
Subtotal	5,494	(503)	—	42,484	(3,160)	7,169	—	51,484

Financial Assets at fair value through Other Comprehensive Income:
Debt Financial Instruments:
Other debt financial instruments issued in Chile	36,596	1,084	(3,168)	10,212	(20,453)	6,399	(5,467)	25,203
Equity Instruments:
Instruments issued abroad	91	—	(66)	—	—	—	—	25
Subtotal	36,687	1,084	(3,234)	10,212	(20,453)	6,399	(5,467)	25,228

Total	42,181	581	(3,234)	52,696	(23,613)	13,568	(5,467)	76,712

(1)	Recorded in income under item “Net Financial income (expense)”.
(2)	Recorded in equity under item “Accumulated other comprehensive income”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.	Fair Value of Financial Assets and Liabilities, continued:

(d)	Sensitivity of instruments classified in Level 3 to changes in key assumptions of models:

The following table shows the sensitivity, by type of instrument, of those instruments classified in Level 3 using alternative in key valuation assumptions:

	As of December 31, 2022		As of December 31, 2021
	Level 3	Sensitivity to changes in key assumptions of models	Level 3	Sensitivity to changes in key assumptions of models
	MCh$	MCh$	MCh$	MCh$

Financial Assets held for trading at fair value through profit or loss
Debt Financial Instruments:
Other debt financial instruments issued in Chile	100,519	(997)	51,484	(506)
Subtotal	100,519	(997)	51,484	(506)

Financial Assets at fair value through Other Comprehensive Income
Debt Financial Instruments:
Other debt financial instruments issued in Chile	41,283	(1,263)	25,203	(782)
Equity Instruments:
Instruments issued abroad	25	—	25	—
Subtotal	41,308	(1,263)	25,228	(782)
Total	141,827	(2,260)	76,712	(1,288)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.	Fair Value of Financial Assets and Liabilities, continued:

(e)	Other assets and liabilities:

The following table summarizes the fair values of the Bank’s main financial assets and liabilities that are not recorded at fair value in the Statement of Financial Position. The values shown in this note are not attempt to estimate the value of the Bank’s income-generating assets, nor forecast their future behavior. The estimated fair value is as follows:

	Book Value		Estimated Fair Value
	2022	2021	2022	2021
	MCh$	MCh$	MCh$	MCh$

Assets
Cash and due from banks	2,764,884	3,713,734	2,764,884	3,713,734
Transactions in the course of collection	772,196	326,446	772,196	326,446
Subtotal	3,537,080	4,040,180	3,537,080	4,040,180
Financial assets at amortized cost
Rights by resale agreements and securities lending	54,061	64,365	54,061	64,365
Debt financial instruments	902,355	839,744	836,527	821,743
Loans and advances to Banks
Domestic banks	—	159,987	—	159,960
Central Bank of Chile	1,801,100	1,090,000	1,801,100	1,090,000
Foreign banks	372,051	279,764	369,526	278,813
Subtotal	3,129,567	2,433,860	3,061,214	2,414,881
Loans to customers, net
Commercial loans	19,987,278	19,353,491	19,161,774	18,423,126
Residential mortgage loans	11,371,676	10,307,542	11,138,046	9,753,455
Consumer loans	4,545,734	3,931,344	4,608,041	3,899,940
Subtotal	35,904,688	33,592,377	34,907,861	32,076,521
Total	42,571,335	40,066,417	41,506,155	38,531,582

Liabilities
Transactions in the course of payment	681,792	210,479	681,792	210,479
Financial liabilities at amortized cost
Current accounts and other demand deposits	13,592,155	18,542,791	13,592,155	18,542,791
Saving accounts and time deposits	14,358,987	9,140,006	14,342,841	9,145,192
Obligations by repurchase agreements and securities lending	216,264	95,009	216,264	95,009
Borrowings from financial institutions	5,397,676	4,861,865	4,844,427	4,325,869
Debt financial instruments issued
Letters of credit for residential purposes	2,328	4,005	2,466	4,209
Letters of credit for general purposes	49	109	52	116
Bonds	9,265,570	8,557,281	9,030,443	8,397,835
Other financial obligations	344,030	250,005	363,809	274,838
Subtotal	43,177,059	41,451,071	42,392,457	40,785,859
Debt financial instruments issued for regulatory capital purposes
Subordinate bonds	1,010,905	917,510	1,002,250	869,364
Total	44,869,756	42,579,060	44,076,499	41,865,702

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

The table below sets forth the fair value of Financial Assets/Liabilities not measured at fair value on the balance sheet, for the years ended December 31, 2022 and 2021:

	Level 1 Estimated Fair Value		Level 2 Estimated Fair Value		Level 3 Estimated Fair Value		Total Estimated Fair Value
	2022	2021	2022	2021	2022	2021	2022	2021
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and due from banks	2,764,884	3,713,734	—	—	—	—	2,764,884	3,713,734
Transactions in the course of collection	772,196	326,446	—	—	—	—	772,196	326,446
Subtotal	3,537,080	4,040,180	—	—	—	—	3,537,080	4,040,180
Financial assets at amortized cost
Rights by resale agreements and securities lending	54,061	64,365	—	—	—	—	54,061	64,365
Debt financial instruments	836,527	821,743	—	—	—	—	836,527	821,743
Loans and advances to Banks
Domestic banks	—	159,960	—	—	—	—	—	159,960
Central Bank of Chile	1,801,100	1,090,000	—	—	—	—	1,801,100	1,090,000
Foreign banks	—	—	—	—	369,526	278,813	369,526	278,813
Subtotal	2,691,688	2,136,068	—	—	369,526	278,813	3,061,214	2,414,881
Loans to customers, net
Commercial loans	—	—	—	—	19,161,774	18,423,126	19,161,774	18,423,126
Residential mortgage loans	—	—	—	—	11,138,046	9,753,455	11,138,046	9,753,455
Consumer loans	—	—	—	—	4,608,041	3,899,940	4,608,041	3,899,940
Subtotal	—	—	—	—	34,907,861	32,076,521	34,907,861	32,076,521
Total	6,228,768	6,176,248	—	—	35,277,387	32,355,334	41,506,155	38,531,582

Liabilities
Transactions in the course of payment	681,792	210,479	—	—	—	—	681,792	210,479
Financial liabilities at amortized cost
Current accounts and other demand deposits	13,592,155	18,542,791	—	—	—	—	13,592,155	18,542,791
Saving accounts and time deposits	—	—	—	—	14,342,841	9,145,192	14,342,841	9,145,192
Obligations by repurchase agreements and securities lending	216,264	95,009	—	—	—	—	216,264	95,009
Borrowings from financial institutions	—	—	—	—	4,844,427	4,325,869	4,844,427	4,325,869
Debt financial instruments issued
Letters of credit for residential purposes	—	—	2,466	4,209	—	—	2,466	4,209
Letters of credit for general purposes	—	—	52	116	—	—	52	116
Bonds	—	—	9,030,443	8,397,835	—	—	9,030,443	8,397,835
Other financial obligations	—	—	—	—	363,809	274,838	363,809	274,838
Subtotal	13,808,419	18,637,800	9,032,961	8,402,160	19,551,077	13,745,899	42,392,457	40,785,859
Debt financial instruments issued for regulatory capital purposes
Subordinate bonds	—	—	—	—	1,002,250	869,364	1,002,250	869,364
Total	14,490,211	18,848,279	9,032,961	8,402,160	20,553,327	14,615,263	44,076,499	41,865,702

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.	Fair Value of Financial Assets and Liabilities, continued:

(f)	Levels of other assets and liabilities, continued:

The Bank determines the fair value of these assets and liabilities according to the following:

●	Short-term assets and liabilities: For assets and liabilities with short-term maturity, it is assumed that the book values approximate to their fair value. This assumption is applied to the following assets and liabilities:

Assets	Liabilities
- Cash and due from banks	- Current accounts and other demand deposits
- Transactions in the course of collection	- Transactions in the course of payments
- Investment under resale agreements and securities loans	- Obligations under repurchase agreements and securities loans
- Loans and advance to domestic banks

●	Loans to Customers and Advance to foreign banks: Fair value is determined by using the discounted cash flow model and internally generated discount rates, based on internal transfer rates derived from our internal transfer price process. Once the present value is determined, we deduct the related loan loss allowances in order to incorporate the credit risk associated with each contract or loan. As we use internally generated parameters for valuation purposes, we categorize these instruments in Level 3.

●	Debt financial instruments at amortized cost: The fair value is calculated with the methodology of the Stock Exchange, using the IRR observed in the market. Because the instruments that are in this category correspond to Treasury Bonds that are Benchmark, they are classified in Level 1.

●	Letters of Credit and Bonds: In order to determine the present value of contractual cash flows, we apply the discounted cash flow model by using market interest rates that are available in the market, either for the instruments under valuation or instruments with similar features that fit valuation needs in terms of currency, maturities and liquidity. The market interest rates are obtained from third party price providers widely used by the market. As a result of the valuation technique and the quality of inputs (observable) used for valuation, we categorize these financial liabilities in Level 2.

●	Saving Accounts, Time Deposits, Borrowings from Financial Institutions, Subordinated Bonds and Other borrowings financial: The discounted cash flow model is used to obtain the present value of committed cash flows by applying a bucket approach and average adjusted discount rates that derived from both market rates for instruments with similar features and our internal transfer price process. As we use internally generated parameters and/or apply significant judgmental analysis for valuation purposes, we categorize these financial liabilities in Level 3.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

42.	Maturity according to their remaining Terms of Financial Assets and Liabilities:

The table below details the main financial assets and liabilities grouped in accordance with their remaining maturity, including capitals and accrued interest as of December 31, 2022 and 2021. As these are for trading and Financial instrument at fair value through other comprehensive income are included at their fair value:

	2022
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
Assets	MCh $	MCh $	MCh $	MCh $	MCh $	MCh $	MCh $	MCh $	MCh $	MCh$
Cash and due from banks	2,764,884	—	—	—	2,764,884	—	—	—	—	2,764,884
Transactions in the course of collection	—	772,196	—	—	772,196	—	—	—	—	772,196
Financial assets held for trading at fair value through profit or loss
Derivative contracts financial	—	175,620	243,091	637,830	1,056,541	701,848	415,817	786,500	1,904,165	2,960,706
Debt financial instruments	—	3,433,745	—	—	3,433,745	—	—	—	—	3,433,745
Others	—	257,325	—	—	257,325	—	—	—	—	257,325
Financial assets at fair value through other comprehensive income
Debt Financial Instruments	—	71,345	231,925	2,143,838	2,447,108	718,241	80,008	722,035	1,520,284	3,967,392
Equity Instruments	—	—	—	—	—	—	—	6,545	6,545	6,545
Derivative contracts financial for hedging purposes	—	—	—	15,863	15,863	443	8,052	2,719	11,214	27,077
Financial assets at amortized cost
Rights by resale agreements and securities lending	—	35,549	14,324	4,188	54,061	—	—	—	—	54,061
Debt financial instruments	—	—	—	—	—	16,280	445,624	440,451	902,355	902,355
Loans and advances to Banks (*)	—	1,904,367	63,396	207,029	2,174,792	—	—	—	—	2,174,792
Loans to customers, net (*)	—	4,972,157	2,937,024	6,830,834	14,740,015	7,403,768	3,752,730	10,829,784	21,986,282	36,726,297
Total financial assets	2,764,884	11,622,304	3,489,760	9,839,582	27,716,530	8,840,580	4,702,231	12,788,034	26,330,845	54,047,375

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

42.	Maturity according to their remaining Terms of Financial Assets and Liabilities, continued:

	2022
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
Liabilities	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Transactions in the course of payment	—	681,792	—	—	681,792	—	—	—	—	681,792
Financial liabilities held for trading at fair value through profit or loss
Derivative contracts financial	—	167,924	222,880	588,342	979,146	692,759	465,828	963,736	2,122,323	3,101,469
Others	—	4,355	1,916	—	6,271	—	—	—	—	6,271
Derivative contracts financial for hedging purposes	—	—	—	1,462	1,462	20,240	15,639	185,675	221,554	223,016
Financial liabilities at amortized cost
Current accounts and other demand deposits	13,592,155	—	—	—	13,592,155	—	—	—	—	13,592,155
Saving accounts and time deposits (**)	—	9,544,041	2,962,617	1,324,088	13,830,746	113,901	5,940	655	120,496	13,951,242
Obligations by repurchase agreements and securities lending	—	216,212	52	—	216,264	—	—	—	—	216,264
Borrowings from financial institutions	—	289,675	84,391	675,089	1,049,155	4,348,521	—	—	4,348,521	5,397,676
Debt financial instruments issued
Letters of credit	—	338	364	528	1,230	744	39	364	1,147	2,377
Bonds	—	38,469	173,248	1,248,410	1,460,127	1,895,121	2,282,248	3,628,074	7,805,443	9,265,570
Other financial obligations	—	343,943	11	54	344,008	22	—	—	22	344,030
Lease liabilities	—	2,618	7,644	17,353	27,615	27,634	15,009	19,111	61,754	89,369
Debt financial instruments issued for regulatory capital purposes	—	1,153	—	117,262	118,415	20,157	12,345	859,988	892,490	1,010,905
Total financial liabilities	13,592,155	11,290,520	3,453,123	3,972,588	32,308,386	7,119,099	2,797,048	5,657,603	15,573,750	47,882,136

(*)	These balances are presented without deduction of their respective provisions, which amount to Ch$821,609 million for loans to customers and Ch$1,641 million for borrowings from financial institutions.
(**)	Excludes term saving accounts, which amount to Ch$407,745 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

42.	Maturity according to their remaining Terms of Financial Assets and Liabilities, continued:

	2021
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
Assets	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and due from banks	3,713,734	—	—	—	3,713,734	—	—	—	—	3,713,734
Transactions in the course of collection	—	326,446	—	—	326,446	—	—	—	—	326,446
Financial assets held for trading at fair value through profit or loss
Derivative contracts financial	—	81,338	235,071	702,581	1,018,990	590,575	394,785	701,146	1,686,506	2,705,496
Debt financial instruments	—	3,737,942	—	—	3,737,942	—	—	—	—	3,737,942
Others	—	138,753	—	—	138,753	—	—	—	—	138,753
Financial assets at fair value through other comprehensive income
Debt Financial Instruments	—	92,654	475,406	1,008,858	1,576,918	836,880	124,380	516,631	1,477,891	3,054,809
Equity Instruments	—	—	—	—	—	—	—	6,365	6,365	6,365
Derivative contracts financial for hedging purposes	—	—	—	960	960	61,035	5,681	210,126	276,842	277,802
Financial assets at amortized cost
Rights by resale agreements and securities lending	—	37,763	14,013	12,589	64,365	—	—	—	—	64,365
Debt financial instruments	—	—	—	—	—	—	413,599	426,145	839,744	839,744
Loans and advances to Banks (*)	—	1,366,332	81,053	81,457	1,528,842	990	—	—	990	1,529,832
Loans to customers, net (*)	—	3,602,722	2,492,113	6,415,681	12,510,516	7,627,207	4,002,539	10,125,611	21,755,357	34,265,873
Total financial assets	3,713,734	9,383,950	3,297,656	8,222,126	24,617,466	9,116,687	4,940,984	11,986,024	26,043,695	50,661,161

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

42.	Maturity according to their remaining Terms of Financial Assets and Liabilities, continued:

	2021
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
Liabilities	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Transactions in the course of payment	—	210,479	—	—	210,479	—	—	—	—	210,479
Financial liabilities held for trading at fair value through profit or loss
Derivative contracts financial	—	34,931	226,057	712,583	973,571	644,452	399,499	755,258	1,799,209	2,772,780
Others	—	—	—	—	—	—	——	—	—	—
Derivative contracts financial for hedging purposes	—	—	—	696	696	—	—	—	—	696
Financial liabilities at amortized cost
Current accounts and other demand deposits	18,542,791	—	—	—	18,542,791	—	—	—	—	18,542,791
Saving accounts and time deposits (**)	—	6,640,986	1,748,178	234,675	8,623,839	65,552	1,906	452	67,910	8,691,749
Obligations by repurchase agreements and securities lending	—	87,667	4	7,338	95,009	—	—	—	—	95,009
Borrowings from financial institutions	—	196,093	1,259,282	18,344	1,473,719	3,388,146	—	—	3,388,146	4,861,865
Debt financial instruments issued
Letters of credit	—	526	544	1,066	2,136	1,425	185	368	1,978	4,114
Bonds	—	139,876	374,532	848,924	1,363,332	1,933,284	1,784,606	3,476,059	7,193,949	8,557,281
Other financial obligations	—	249,800	25	90	249,915	90	—	—	90	250,005
Lease liabilities	—	2,312	6,586	17,502	26,400	29,056	16,449	23,765	69,270	95,670
Debt financial instruments issued for regulatory capital purposes	—	4,227	1,390	112,859	118,476	19,979	15,854	763,201	799,034	917,510
Total financial liabilities	18,542,791	7,566,897	3,616,598	1,954,077	31,680,363	6,081,984	2,218,499	5,019,103	13,319,586	44,999,949

(*)	These balances are presented without deduction of their respective provisions, which amount to Ch$673,496 million for loans to customers and Ch$81 million for borrowings from financial institutions.
(**)	Excludes term saving accounts, which amount to Ch$448,257 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

43.	Financial and Non-Financial Assets and Liabilities by Currency:

As of December 31, 2022	CLP	CLF	FX Indexation	USD	GBP	EUR	CHF	JPY	CNY	Others	TOTAL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Financial assets	27,012,865	19,647,323	118,265	6,163,957	40,693	191,526	2,646	13,243	14,491	19,116	53,224,125
Non-Financial assets	1,535,470	25,186	4,625	318,509	23	911	—	—	—	5	1,884,729
Total Assets	28,548,335	19,672,509	122,890	6,482,466	40,716	192,437	2,646	13,243	14,491	19,121	55,108,854

Liabilities
Financial liabilities	29,120,073	10,769,265	233	6,826,028	23,466	237,470	364,359	194,286	3,485	751,216	48,289,881
Non-Financial liabilities	1,262,132	347	355	122,150	28	2,106	56	37	117	208	1,387,536
Total Liabilities	30,382,205	10,769,612	588	6,948,178	23,494	239,576	364,415	194,323	3,602	751,424	49,677,417

Mismatch of Financial Assets and Liabilities (*)	(2,107,208)	8,878,058	118,032	(662,071)	17,227	(45,944)	(361,713)	(181,043)	11,006	(732,100)	4,934,244

(*)	This value does not consider non-financial assets and liabilities and the notional values of derivative instruments, which are disclosed at fair value.

As of December 31, 2021	CLP	CLF	FX Indexation	USD	GBP	EUR	CHF	JPY	CNY	Others	TOTAL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Financial assets	25,720,909	18,037,481	87,677	5,922,309	18,444	126,557	26,829	13,828	20,819	12,731	49,987,584
Non-Financial assets	1,156,281	14,871	1,113	265,392	30	675	—	—	—	2	1,438,364
Total Assets	26,877,190	18,052,352	88,790	6,187,701	18,474	127,232	26,829	13,828	20,819	12,733	51,425,948

Liabilities
Financial liabilities	28,883,759	8,308,996	11	6,708,522	6,227	194,848	368,278	263,148	3,137	711,280	45,448,206
Non-Financial liabilities	1,124,428	—	—	29,751	1	2,944	1	1	1,601	43	1,158,770
Total Liabilities	30,008,187	8,308,996	11	6,738,273	6,228	197,792	368,279	263,149	4,738	711,323	46,606,976

Mismatch of Financial Assets and Liabilities (*)	(3,162,850)	9,728,485	87,666	(786,213)	12,217	(68,291)	(341,449)	(249,320)	17,682	(698,549)	4,539,378

(*)	This value does not consider non-financial assets and liabilities and the notional values of derivative instruments, which are disclosed at fair value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report:

(1)	Introduction

Banco de Chile seeks to maintain a risk profile that ensures the sustainable growth that is aligned with its strategic objectives, maximizing value creation and guarantee its long-term solvency.

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

Credit, Market and Operational Risk Management are at the all levels of the Organization, with a Corporate Governance structure that recognizes the relevance of the different risk areas that exist.

The Board of Directors of Banco de Chile is responsible for establishing the policies, the risk appetite framework, the guidelines for the development, validation and monitoring of models. Likewise, it approves the provision models, the Additional Provisions Policy and pronounces annually on the sufficient provisions. Also, it ratifies the strategies, policies, functional structure and comprehensive management model of Operational Risk and is in charge of guaranteeing the consistency of this model with the Bank’s strategy, ensuring proper implementation of the model in the organization. Along with this, it establishes the Subsidiary Risk Control Policy, describing the supervision scheme that the Bank applies to the relevant subsidiaries to control the risks that affect them. For its part, the Administration is responsible both for the establishment of standards and associated procedures as well as for the control and compliance with the disposed by the Board of Directors, ensuring that there is consistency between the criteria applied by the Bank and its subsidiaries, maintaining strict coordination at the corporate level and informing the Board of Directors in the defined instances.

The Bank’s Corporate Governance considers the active participation of the Board, acting directly or through different committees made up of Directors and Senior Management. It is permanently informed of the evolution of the different risk areas, participating through its Finance, International and Financial Risk, Credit, Portfolio Risk Committee and Higher Operational Risk Committee, in which the status of credit, market and operational risks are reviewed. These committees are described in the next paragraphs.

Risk Management is developed jointly by the Wholesale Credit Risk Division, the Retail Credit Risk and Global Risk Control Division and the Cybersecurity Division, which constitute the corporate risk governance structure, which by having highly experienced and specialized teams, together with a robust regulatory framework, allow optimal and effective management of the matters they address

The Wholesale Credit Risk Division and the Retail Credit Risk and Global Risk Control Division are responsible for credit risk in the admission, monitoring and recovery phases for the different business segments. Additionally, the Wholesale Credit Risk Division has under its supervision the Market Risk Management that performs the function of measuring, limiting, controlling and reporting said risk together with the definition of valuation and management standards for the Bank’s assets and liabilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(1)	Introduction, continued:

(a)	Risk Management Structure, continued:

In turn, in the Retail Credit Risk and Global Risk Control Division, the Admissions Area, among its functions, develops the regulatory framework in matters of credit risk, and the Risk Models Area, which develops the different methodologies related to credit risk. Likewise, in this Division, model monitoring, validation and model risk management are carried out by the respective Areas that deal with these matters, ensuring the independence of the function.

This Division also has the Operational Risk and Business Continuity Management, in charge of managing and supervising the application of the policies, rules and procedures in each of these areas within the Bank and Subsidiaries. For purposes, the Operational Risk Management is in charge of guaranteeing the identification and efficient management of operational risks and promoting a culture in terms of risks to prevent financial losses and improve the quality of the processes, as well as proposing continuous improvements to risk management, aligned with business objectives. In addition to the above, the Business Continuity Management aims to manage the strategy and control of business continuity in the operational and technological field for the Bank, maintaining alternative operation plans and controlled tests to reduce the impact of disruptive events that may affect the organization. Both in Operational Risk and in Business Continuity, its methodologies, controls and scope are applied at the Banco de Chile level and are replicated in the subsidiaries, guaranteeing their homologation to the Bank’s global management model.

For its part, the Cybersecurity Division is responsible for defining, implementing and reporting the progress of the Strategic Cybersecurity Plan in line with the Bank’s business strategy, one of its main focuses being to protect internal information, that of its customers and collaborators.

This Division is comprises by the Cybersecurity Engineering Management, the Cyber Defense Management and the Strategic Management Deputy Management. The Technological Risk Management and the Cybersecurity Assurance Deputy Management also constitute it, as control units. Numeral 5 of this Note describes the responsibilities of the indicated managers and deputy managers.

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

The Finance, International and Financial Risk Committee, session monthly and is comprises by the Chairman of the Board, four Directors or Advisors to the Board, General Manager, Financial Management Control and Productivity Division Manager, Wholesale Credit Risk Division Manager, Treasury Division Manager and Market Risk Area Manager. If deemed appropriate, the Committee may invite certain persons to participate, on a permanent or occasional basis, in one or more sessions.

(ii)	Credit Committees

The credit approval process is done mainly through various credit committees, which are composed of qualified professionals and with the sufficient attributions to take decisions required.

Each committee is responsible for defining the terms and conditions under which the Bank accepts counterparty risks and the Wholesale Credit Risk and Retail Credit Risk Divisions and Global Risk Control participate independently and autonomously of the commercial areas. They are constituted according to the commercial segments and the amounts to approve and have different meeting periodicities.

Within the risk management structure of the Bank, the maximum approval instance is the Credit Committee of Directors. Sessions weekly and is comprises by the Chairman of the Board, regular and alternate directors, General Manager and the Wholesale Credit Risk Division Manager. This Committee is responsible for knowing, analyzing and resolving all credit operations associated with clients and / or economic groups whose total amount subject for approval is equal to or greater than UF 750,000. It also has to know, analyze and resolve all those credit operations that, in accordance with the established in the Bank’s internal rules, must be approved by this Committee, with the exception of the special powers delegated by the Board to the Administration.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(1)	Introduction, continued:

(a)	Risk Management Structure, continued:

(iii)	Portfolio Risk Committee

The main function is to know the evolution of the composition, concentration and risk of the loan portfolio of the different banks and segments, covering the complete cycle of credit risk management with the processes of admission, monitoring and recovery of the credits granted. Review the main debtors and the different risk indicators of the portfolio, proposing differentiated management strategies. Approves and proposes to the Board the different credit risk policies. It is responsible for reviewing, approving and recommending to the Board of Directors, for its final approval, the different portfolio evaluation methodologies and provision models. It is also responsible for reviewing and analyzing the adequacy of provisions for the different banks and segments. Also to review the guidelines and methodological advances for the development of internal models of credit risk, together with monitoring the concentration by sectors and segments according to the sectoral limits policy. Reviews and approves both the Comprehensive Risk Measurement (CRM) and the Credit Risk Appetite Framework (RAF) in the area of credit risk, ensuring their due approval by the Board of Directors. Defines the metrics that are part of the Risk Appetite Framework and their acceptable levels. Verifies the consistency of the credit risk policies of the subsidiaries in relation to those of the Bank, controls them globally and becomes aware of the credit risk management carried out by the subsidiaries. In general, know and analyze any relevant aspect in matters of Credit Risk in the portfolio of Banco de Chile.

The Portfolio Risk Committee meets monthly and is comprises by the Chairman of the Board, two regular and alternate Directors, General Manager, Wholesale Credit Risk Division Manager, Retail Credit Risk Division Manager and Global Risk Control, Commercial Division Manager, Risk Management and Information Control Manager.

(iv)	Technical Committee for the Supervision of Internal Models

The main function of the Committee is to provide a framework of methodological guidelines for the Development, Follow-up and Documentation of the mathematical models that are used in the massive segments for credit risk management, such as Management Models (Admission, Follow-up, Collection and Rating, among others) and the regulatory models (Capital and Provisions, specific for credit risk or additional, under local or international regulations), among others. The Committee may exceptionally evaluate alternative methodologies, other than those related to credit risk, at the request of its Chairman.

The Committee has the functions of defining the main criteria and guidelines to be used for the construction of new models; Review and approve methodologies associated with non-regulatory models (eg admission, collection), which must be submitted for the consideration of the Portfolio Risk Committee, so that it can rule on their ratification; In the case of regulatory models, the Technical Committee is limited to their review, leaving approval in the hands of the Portfolio Risk Committee and the Board of Directors. Establish minimum standards to monitor the quality of internal models. Establish the minimum standards to document the different areas related to the development, construction, monitoring, and operation of the models.

In terms of its composition, it is comprises by the manager of the Retail Credit Risk and Global Risk Control Division, the managers of the Risk Monitoring, Studies and Management, People Business Development, Risk Models Areas, Retail Monitoring and Models, and the Deputy Managers of Big Data and Regulatory Systems, of Models Validation, of Pre-approved Admission, of Regulatory Models, of Management and Infrastructure Models and of the Head of the Personnel Risk Department. The Committee meets monthly.

(v)	Operational Risk Higher Committee

It is enforceable and is empowered to sanction the necessary changes in the processes, procedures, controls and computer systems that support the operation of the Bank, in order to mitigate its operational risks, ensuring that the different areas properly manage and control these risks. Additionally, it must be aware of the operational risk management carried out by the subsidiary companies and reported in their respective Operational Risk Committee, including the issues of Information Security and Business Continuity. Likewise, know the corrective measures adopted in the event of deviations or contingency scenarios that could affect the subsidiaries and/or the Bank in this type of risk.

The Operational Risk Higher Committee is comprises by the Chairman of the Board, three Directors, regular or alternate, appointed by the Bank’s Board of Directors, General Manager, Retail Credit Risk Divisions and Global Risk Control Manager, Operations and Technology Division Manager, Commercial Division Manager, Cybersecurity Division Manager, Marketing and Digital Banking Division Manager and Operational Risk Manager. The Committee meets monthly and can be summoned in an extraordinary manner.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(1)	Introduction, continued:

(a)	Risk Management Structure, continued:

(vi)	Operational Risk Committee

It is empowered to trigger the necessary changes in the processes, procedures, controls and information systems that support the operation of Banco de Chile, in order to mitigate its operational risks, ensuring that the different areas properly manage and control these risks.

The Operational Risk Committee is comprises by the Retail Credit Risk Divisions and Global Risk Control Manager, Financial Management Control and Productivity Division Manager, Cybersecurity Division Manager, Operational Risk Manager, Technological Risk Manager, Business Continuity Manager, Operations Area Manager, Planning and PMO Manager, Customer Area Manager, Large Companies Group Manager, Customer Service Manager, Chief Attorney and Operational Risk Management Deputy Manager. The Committee session monthly and can be summoned extraordinarily.

(vii)	Capital Management Committee

This committee meets quarterly and is comprised by two members of the Board of Directors; the General Manager; the Financial Management Control and Productivity Division Manager; the Wholesale Credit Risk Division Manager; the Retail Credit Risk and Global Risk Control Division Manager; and the Treasury and Capital Financial Control Area Manager. The Presidency of the Committee is in charge of a member of the board of Directors. In case of absence of the Chairman, he is subrogated by the other member of the board of Directors.

The Capital Management Committee’s main function is to monitor and supervise the capital management of the Bank and its subsidiaries, and ensure its compliance in accordance with the Corporate Capital Management Policy and related regulations, being responsible for: (i) review and propose to the Board of Directors, for its approval, the Corporate Capital Management Policy, at least annually, (ii) review and approve the governance documentation associated with capital management, at least annually, (iii) ensure that the Bank has sufficient capital to meet both its current needs and those arising from stress scenarios, over a three-year horizon, (iv) review and approve, on an annual basis, the Capital Plan and propose Internal Capital Objectives, for their subsequent approval by the Board of Directors, (v) review and approve the Comprehensive Risk Measurement (CRM) and the Business and Capital Risk Appetite Framework (RAF), (vi) review and approve the results of the Stress Tests (previously approved by the specialized Committees), in their integrated version, for inclusion in the Capital Plan, as well as the Bank’s CRM and RAF, in their integrated versions, and propose adjustments to the Specialized Committees if deemed necessary, (vii) review and propose to the Board of Directors, for its approval, the Effective Equity Self-Assessment Report, (viii) periodically monitor the different metrics defined for the Bank’s capital management, as well as the variables that affect those parameters, (ix) keep the Board of Directors informed of compliance with the Capital Plan, the Bank’s Integrated RAF, including the Business and Capital RAF, as well as the evolution of the variables that affect capital management, (x) propose the activation and supervise the execution of the Contingency Plans associated with non-compliance with the RAF for Businesses and Capital, prior to their approval by the Board of Directors, as well as reviewing their updates annually, (xi) know and approve the methodologies and criteria used in regulatory and internal measurements related to capital management, and risk management with an impact on capital, associated with Pillars 1 and 2 of Basel, (xii) know and approve the information disclosed to the market within the framework of Pillar 3 of Basel, (xiii) review the results of the validation of the models associated with capital management and quarterly monitor the status of the observations generated from the validations, (xiv) be aware of the results of the internal control evaluation of the Capital Self-Assessment Process, prior to the issuance of the Total or Regulatory Capital Self-Assessment Report.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(1)	Introduction, continued:

(b)	Internal Audit

The risk management processes of the entire Bank are permanently audited by the Internal Audit Area, which examines the sufficiency of the procedures and their compliance. Internal Audit discusses the results of all evaluations with the administration and reports its findings and recommendations to the Board of Directors through the Audit Committee.

(c)	Measurement Methodology

Regarding to Credit Risk, loan loss provision and write offs are the fundamental metrics of the credit quality of our portfolio.

Banco de Chile permanently evaluates its loan portfolio, timely recognizing its risks. The bank has a set of guidelines related to modelling techniques for decision model development (scoring, campaigns and collection models), expected credit losses (both under local regulations, as well as under IFRS 9) and stress testing. These guidelines and the resulting models are approved by the Board of Directors.

As a result of this evaluation, on both individual and group portfolios, expected credit losses are determined.

The individual portfolio encompasses companies that due to their size, complexity or indebtedness, require a more detailed and a case-by-case analysis. Each obligor is assigned one of 16 risk categories (according to qualitative criteria based on the Bank’s internal credit rating system and a scale proposed by the regulator), in order to establish its expected credit losses in a timely and appropriate manner. The review of these classifications is carried out permanently considering the financial situation, payment behavior and the environment of each client.

The group portfolio encompasses natural persons and smaller companies. These assessments are carried out monthly through statistical models that estimate the appropriate level of expected credit losses. The consistency of these models is assessed through an independent validation and, subsequently, through the model monitoring process (i.e. retrospective tests) that compare actual vs expected losses.

Each year, the sufficiency of these expected credit losses under our Chilean GAAP is assessed and the results of that are presented to the Board of Directors. The Board of Directors then must issue a written opinion about it. As a result of this assessment, no supplementary provisions are required.

The monitoring and control of risks are carried through a set of limits established by the Board of Directors. These limits reflect the Bank’s business and market strategy, as well as the level of risk that it is willing to accept.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(2)	Credit Risk

Credit risk considers the likelihood that the counterparty in the credit operation will not be able to fulfill its contractual obligation due to incapacity or financial insolvency, and this leads to a potential credit loss.

The Bank seeks an adequate risk-return relation and an appropriate balance of the risks assumed, through a permanent credit risk management considering the processes of admission, monitoring and recovery of the loans granted. Likewise, it continuously manages risk knowledge, from a comprehensive approach, in order to contribute to the business and anticipate threats that could damage the solvency, quality of the portfolio, permeating a unique risk culture towards the Corporation, promoting the training and permanent formation of the Corporation’s personnel.

The foregoing has the permanent challenge of establishing the risk management framework for the different business segments served by the Bank, responding to regulatory requirements and commercial dynamism, being part of the digital transformation, and contributing from the perspective of risks to the various businesses addressed, through a vision of the portfolio that allows managing, resolving and controlling the business approval and monitoring process efficiently and proactively.

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

Credit policies and processes materialize in the following management principles, which are addressed with a specialized approach according to the characteristics of the different markets and segments served, recognizing the singularities of each one of them:

1.	Apply a rigorous evaluation in the admission process, based on established credit policies, standards and procedures, together with the availability of sufficient and accurate information. Thus, it corresponds to analyze the generation of flows and solvency of the client to meet their payment commitments and, when the characteristics of the operation merit it, must constitute adequate collateral that allow mitigating the risk incurred with the client.

2.	Have permanent and robust portfolio tracking processes, through systems that alert both the potential signs of impairment of clients, with respect to the conditions of origin, and also the possible business opportunities with those that present a better payments quality and behavior.

3.	To develop credit risk modeling guidelines, in regulatory aspects and management, for efficient decision-making at different stages of the credit process.

4.	Have a collection structure with timely, agile and effective processes that allow management to be carried out in accordance with the different types of clients and the types of breaches that arise, always in strict adherence to the regulatory framework and the Bank’s reputational definitions.

5.	Maintain an efficient administration in work teams organization, tools and availability of information that allow an optimal credit risk management.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(2)	Credit Risk, continued:

Based on these management principles, the credit risk divisions contribute to the business and anticipate threats that may affect the solvency and quality of the portfolio. In particular, during the last three years the solidity of these principles and the role of credit risk have made it possible to respond adequately to the challenges derived from the pandemic, providing timely responses to clients while maintaining the solid fundamentals that characterize the Bank’s portfolio in its different segments and products.

Within the framework of risk management, during 2022, a permanent and focused monitoring of the behavior of the portfolios has continued, including the evolution of the credits associated with the Fogape Covid and Fogape Reactivation programs.

(a)	Retail Segment

In these segments, admission management is carried out mainly through a risk evaluation that uses scoring tools and an adequate credit attribution model to approve each operation. These evaluations take into consideration the level of indebtedness, payment capacity and the maximum acceptable exposure for the client.

For these segments, the Bank’s risk functions are segregated and distributed in the following areas:

−	Retail Admission and Regulatory Area, performs the evaluation of operations and clients, with specialization by products and segments. Maintains a framework of policies and standards that ensure the quality of the portfolio according to the desired risk, defining guidelines for the admission of clients and their respective parameterization in the evaluation systems. These definitions are released to commercial and risk areas through programs and continuous training, and their application is monitored through credit review processes.

−	Risk Model Area, is responsible for developing, maintaining and updating credit risk models, whether for regulatory or management uses, in accordance with local and international regulations, determining the most appropriate functional specifications and statistical techniques for the development of the required models. These models are validated by the Model Validation Area and presented to the corresponding government bodies, such as the “Technical Committee for the Supervision and Development of Internal Models”, the Portfolio Risk Committee or the Board of Directors, as appropriate.

−	Model Risk and Internal Control Area, its purpose is to manage the risks associated with models and their processes, for which it relies on the functions of model validation, model risk management and internal control.

Model validation is responsible for carrying out an independent review of risk models, including risk-weighted assets and stress tests, both in the construction and implementation stages. It considers the validation of compliance with the guidelines established by the Board of Directors, addressing aspects such as governance, data quality, modeling techniques, implementation, methodological and parametric analysis, and documentation. The results of the review are presented and placed in consideration of the respective Committees, as appropriate.

For its part, model risk management is responsible for monitoring and ensuring compliance with the activities associated with the state in which the models are according to their life cycle

Finally, internal control aims to ensure the reliability and transparency of the financial information generated by the Bank. For this, a periodic evaluation process is carried out, based on the materiality of the risks in relation to their impact on the financial statements, carried out through the evaluation of the design and operational effectiveness of the internal control environment. Additionally, and complying with the same previous framework, the internal control process for Basel III has been implemented, which consists of an independent review of the capital management function.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(2)	Credit Risk, continued:

(a)	Retail Segment, continued:

−	Retail Tracking and Models Area, is in charge of measuring the behavior of portfolios especially through the monitoring of the main indicators of the aggregate portfolio and the analysis of layers, reported in management reports, generating relevant information for decision-making in different instances defined. Also, special follow-ups are generated according to relevant events in the environment. This Area ensures that the different strategies executed meet the risk quality objectives that determined their implementation.

For its part, through the risk model monitoring function, they are monitored, ensuring compliance with the standards defined to ensure their predictive and discriminating power.

Additionally, this Area is responsible for managing the process for calculating provisions for credit risk, ensuring the correct execution of the processes and results obtained

−	Collection Area performs a cross-collection management in the Bank and defines refinancing criteria through the establishment of predefined renegotiation guidelines to solve the indebtedness of viable customers and with payment intentions, maintaining an adequate risk-return ratio, together with the incorporation of robust tools for a differentiated collection management according to the institutional policies and with strict adherence to the current regulatory framework.

In this sense, the Bank has specific regulations related to the collection and normalization of clients, which makes it possible to ensure the quality of the portfolio in accordance with credit policies and the desired risk appetite framework. Through collection management, the attention of clients with temporary flow problems is favored, debt normalization plans are proposed to viable clients, in such a way that it is possible to maintain the relationship in the long term once their situation is regularized, the recovery of assets at risk is maximized and the necessary collection actions are carried out, in a timely manner, to ensure the recovery of debts or reduce potential loss.

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

The indicated evaluation is supported by a rating model that allows greater homogeneity in the evaluation of the client and his group. This evaluation also includes specialized areas in some segments that by their nature require expert knowledge, such as real estate, construction, agriculture, financial, international, among others.

In a centralized manner, a permanent monitoring of the portfolio is carried at the individual level off business segments and economic sectors, based on periodically updated information from both the client and the industry. Through this process, alerts are generated that ensure the correct and timely recognition of the risk of the individual portfolio and the special conditions established in the admission stage are monitored, such as controls of financial covenants, coverage of certain collaterals and conditions imposed at the time of approval.

Additionally, within the Admission areas, joint monitoring tasks are carried out that allow monitoring the development of operations from their gestation to their recovery, with the aim of ensuring the correct and timely identification of portfolio risks, and to manage in advance those cases with higher risk levels.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(2)	Credit Risk, continued

(b)	Wholesale Segment, continued:

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

This metric is used for measuring, limiting, controlling and reporting credit exposures by counterparty.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(2)	Credit Risk, continued:

(d)	Portfolio Concentration:

The maximum exposure to credit risk, by client or counterparty, without taking into account guarantees or other credit enhancements as of December 31, 2022 and 2021, does not exceed 10% of the Bank’s effective equity.

The following tables show credit risk exposure per balance sheet item, including derivatives, detailed by both geographic region and industry sector as of December 31, 2022:

	Chile	United States	England	Brazil	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets

Cash and Due from Banks	1,448,441	1,227,305	24,982	8	64,148	2,764,884

Financial assets held for trading at fair value through profit or loss

Derivative contracts Financial
Forwards (*)	316,204	38,355	91,832	—	119,659	566,050
Swaps (**)	1,037,521	32,161	1,095,040	—	224,855	2,389,577
Call Options	2,321	—	—	—	—	2,321
Put Options	2,758	—	—	—	—	2,758
Futures	—	—	—	—	—	—
Subtotal	1,358,804	70,516	1,186,872	—	344,514	2,960,706

Debt Financial Instruments
From the Chilean Government and Central Bank	3,059,292	—	—	—	—	3,059,292
Other debt financial instruments issued in Chile	374,453	—	—	—	—	374,453
Financial debt instruments issued Abroad	—	—	—	—	—	—
Subtotal	3,433,745	—	—	—	—	3,433,745

Others Financial Instruments
Investments in mutual funds	257,325	—	—	—	—	257,325
Subtotal	257,325	—	—	—	—	257,325

Financial Assets at fair value through other comprehensive income

Debt Financial Instruments
From the Chilean Government and Central Bank	2,258,857	—	—	—	—	2,258,857
Other debt financial instruments issued in Chile	1,540,908	—	—	—	—	1,540,908
Financial debt instruments issued Abroad	—	167,627	—	—	—	167,627
Subtotal	3,799,765	167,627	—	—	—	3,967,392

Equity Instruments
Equity instruments issued in Chile	5,700	—	—	—	—	5,700
Equity instruments issued by foreign institutions	—	—	—	—	845	845
Subtotal	5,700	—	—	—	845	6,545

Derivative contracts financial for hedging purposes
Forwards	—	—	—	—	—	—
Swaps	118	18,368	8,142	—	449	27,077
Call Options	—	—	—	—	—	—
Put Options	—	—	—	—	—	—
Futures	—	—	—	—	—	—
Subtotal	118	18,368	8,142	—	449	27,077

Financial assets at amortized cost
Rights by resale agreements and securities lending	54,061	—	—	—	—	54,061

Debt Financial Instruments
From the Chilean Government and Central Bank	902,355	—	—	—	—	902,355
Subtotal	902,355	—	—	—	—	902,355

Loans and advances to Banks
Central Bank of Chile	1,801,100	—	—	—	—	1,801,100
Domestic banks	—	—	—	—	—	—
Foreign banks	—	—	18,679	182,320	172,693	373,692
Subtotal	1,801,100	—	18,679	182,320	172,693	2,174,792

Loans to Customers, Net
Commercial loans	20,279,201	—	—	—	29,544	20,308,745
Residential mortgage loans	11,422,322	—	—	—	—	11,422,322
Consumer loans	4,995,230	—	—	—	—	4,995,230
Subtotal	36,696,753	—	—	—	29,544	36,726,297

(*)	Others includes: France Ch$92,885 million and Spain Ch$18,923 million.

(**)	Others includes: France Ch$62,731 million and Spain Ch$45,189 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(2)	Credit Risk, continued:

(d)	Portfolio Concentration, continued:

	Central Bank of Chile	Government	Retail (Individuals)	Financial Services	Trade	Manufacturing	Mining	Electricity, Gas and Water	Agriculture and Livestock	Fishing	Transportation and Telecom	Construction	Services	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and Due from Banks	384,230	—	—	2,380,654	—	—	—	—	—	—	—	—	—	—	2,764,884

Financial Assets held for trading at fair value through profit or loss
Derivative contracts Financial
Forwards	—	—	—	372,637	28,966	12,435	124	2,153	8,456	18	144	1,602	139,515	—	566,050
Swaps	—	—	—	2,311,655	9,770	9,123	—	10,148	4,236	3,848	16,166	14,493	10,138	—	2,389,577
Call Options	—	—	—	123	601	61	—	—	90	6	1	1,437	2	—	2,321
Put Options	—	—	—	752	1,412	481	—	—	5	—	21	—	87	—	2,758
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	2,685,167	40,749	22,100	124	12,301	12,787	3,872	16,332	17,532	149,742	—	2,960,706

Debt Financial Instruments
From the Chilean Government and Central Bank	3,019,487	39,805	—	—	—	—	—	—	—	—	—	—	—	—	3,059,292
Other debt financial instruments issued in Chile	—	—	—	374,453	—	—	—	—	—	—	—	—	—	—	374,453
Financial debt instruments issued Abroad	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	3,019,487	39,805	—	374,453	—	—	—	—	—	—	—	—	—	—	3,433,745

Others Financial Instruments
Investments in mutual funds	—	—	—	257,325	—	—	—	—	—	—	—	—	—	—	257,325
Subtotal	—	—	—	257,325	—	—	—	—	—	—	—	—	—	—	257,325

Financial Assets at fair value through Other Comprehensive Income
Debt Financial Instruments
From the Chilean Government and Central Bank	—	2,258,857	—	—	—	—	—	—	—	—	—	—	—	—	2,258,857
Other debt financial instruments issued in Chile	—	—	—	1,513,240	13,591	—	—	4,934	—	—	4,639	4,504	—	—	1,540,908
Financial debt instruments issued Abroad	—	—	—	167,627	—	—	—	—	—	—	—	—	—	—	167,627
Subtotal	—	2,258,857	—	1,680,867	13,591	—	—	4,934	—	—	4,639	4,504	—	—	3,967,392

Equity Instruments
Equity instruments issued in Chile	—	—	—	5,700	—	—	—	—	—	—	—	—	—	—	5,700
Equity instruments issued by foreign institutions	—	—	—	845	—	—	—	—	—	—	—	—	—	—	845
Subtotal	—	—	—	6,545	—	—	—	—	—	—	—	—	—	—	6,545

Derivative contracts financial for hedging purposes
Forwards	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Swaps	—	—	—	27,077	—	—	—	—	—	—	—	—	—	—	27,077
Call Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Put Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	27,077	—	—	—	—	—	—	—	—	—	—	27,077

Financial assets at amortized cost (*)
Rights by resale agreements	—	—	—	43,116	469	—	—	—	—	—	—	—	7,950	2,526	54,061

Debt financial instruments
From the Chilean Government and Central Bank	—	902,355	—	—	—	—	—	—	—	—	—	—	—	—	902,355
Subtotal	—	902,355	—	—	—	—	—	—	—	—	—	—	—	—	902,355

Loans and advances to Banks
Central Bank of Chile	1,801,100	—	—	—	—	—	—	—	—	—	—	—	—	—	1,801,100
Domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Foreign banks	—	—	—	373,692	—	—	—	—	—	—	—	—	—	—	373,692
Subtotal	1,801,100	—	—	373,692	—	—	—	—	—	—	—	—	—	—	2,174,792

(*)	Economic activity of Loans and accounts receivable from customers disclosed in Note No. 11 e).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(2)	Credit Risk, continued:

(d)	Portfolio Concentration, continued:

The following tables show credit risk exposure per balance sheet item, including derivatives, detailed by both geographic region and industry sector as of December 31, 2021:

	Chile	United States	England	Brazil	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets

Cash and Due from Banks	2,748,930	897,881	10,782	8	56,133	3,713,734

Financial assets held for trading at fair value through profit or loss

Derivative contracts Financial
Forwards	585,463	90,461	59,444	—	7,177	742,545
Swaps	1,113,136	256,829	516,952	—	71,326	1,958,243
Call Options	4,509	—	—	—	—	4,509
Put Options	199	—	—	—	—	199
Futures	—	—	—	—	—	—
Subtotal	1,703,307	347,290	576,396	—	78,503	2,705,496

Debt Financial Instruments
From the Chilean Government and Central Bank	3,472,122	—	—	—	—	3,472,122
Other debt financial instruments issued in Chile	265,820	—	—	—	—	265,820
Financial debt instruments issued Abroad	—	—	—	—	—	—
Subtotal	3,737,942	—	—	—	—	3,737,942

Others Financial Instruments
Investments in mutual funds	138,753	—	—	—	—	138,753
Subtotal	138,753	—	—	—	—	138,753

Financial Assets at fair value through Other Comprehensive Income

Debt Financial Instruments
From the Chilean Government and Central Bank	2,488,850	—	—	—	—	2,488,850
Other debt financial instruments issued in Chile	565,959	—	—	—	—	565,959
Financial debt instruments issued Abroad	—	—	—	—	—	—
Subtotal	3,054,809	—	—	—	—	3,054,809

Equity Instruments
Equity instruments issued in Chile	5,499	—	—	—	—	5,499
Equity instruments issued by foreign institutions	—	—	—	—	866	866
Subtotal	5,499	—	—	—	866	6,365

Derivative contracts financial for hedging purposes
Forwards	—	—	—	—	—	—
Swaps	16,374	79,904	162,478	—	19,046	277,802
Call Options	—	—	—	—	—	—
Put Options	—	—	—	—	—	—
Futures	—	—	—	—	—	—
Subtotal	16,374	79,904	162,478	—	19,046	277,802

Financial assets at amortized cost
Rights by resale agreements and securities lending	64,365	—	—	—	—	64,365

Debt Financial Instruments
From the Chilean Government and Central Bank	839,744	—	—	—	—	839,744
Subtotal	839,744	—	—	—	—	839,744

Loans and advances to Banks
Central Bank of Chile	1,090,000	—	—	—	—	1,090,000
Domestic banks	160,018	—	—	—	—	160,018
Foreign banks	—	—	—	141,249	138,565	279,814
Subtotal	1,250,018	—	—	141,249	138,565	1,529,832

Loans to Customers, Net
Commercial loans	19,658,614	—	—	—	13,718	19,672,332
Residential mortgage loans	10,346,528	—	—	—	—	10,346,528
Consumer loans	4,247,013	—	—	—	—	4,247,013
Subtotal	34,252,155	—	—	—	13,718	34,265,873

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(2)	Credit Risk, continued:

(d)	Portfolio Concentration, continued:

	Central Bank of Chile	Government	Retail (Individuals)	Financial Services	Trade	Manufacturing	Mining	Electricity, Gas and Water	Agriculture and Livestock	Fishing	Transportation and Telecom	Construction	Services	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and Due from Banks	1,545,472	—	—-	2,168,262	—	—	—	—	—	—	—	—	—	—	3,713,734

Financial Assets held for trading at fair value through profit or loss
Derivative contracts Financial
Forwards	—	—	—	521,735	3,685	18,806	1,343	12,623	4,873	—	—	247	—	179,233	742,545
Swaps	—	—	—	1,870,975	342	3,444	2	8,129	17,815	5,409	11,516	3,098	—	37,513	1,958,243
Call Options	—	—	—	251	3,595	474	—	—	80	109	—	—	—	—	4,509
Put Options	—	—	—	21	178	—	—	—	—	—	—	—	—	—	199
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	2,392,982	7,800	22,724	1,345	20,752	22,768	5,518	11,516	3,345	—	216,746	2,705,496

Debt Financial Instruments
From the Chilean Government and Central Bank	3,287,111	162,433	—	22,578	—	—	—	—	—	—	—	—	—	—	3,472,122
Other debt financial instruments issued in Chile	—	—	—	265,820	—	—	—	—	—	—	—	—	—	—	265,820
Financial debt instruments issued Abroad	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	3,287,111	162,433	—	288,398	—	—	—	—	—	—	—	—	—	—	3,737,942

Others Financial Instruments
Investments in mutual funds	—	—	—	138,753	—	—	—	—	—	—	—	—	—	—	138,753
Subtotal	—	—	—	138,753	—	—	—	—	—	—	—	—	—	—	138,753

Financial Assets at fair value through Other Comprehensive Income
Debt Financial Instruments
From the Chilean Government and Central Bank	102	2,488,748	—	—	—	—	—	—	—	—	—	—	—	—	2,488,850
Other debt financial instruments issued in Chile	—	—	—	537,036	—	—	—	5,254	—	—	5,321	4,609	—	13,739	565,959
Financial debt instruments issued Abroad	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	102	2,488,748	—	537,036	—	—	—	5,254	—	—	5,321	4,609	—	13,739	3,054,809

Equity Instruments
Equity instruments issued in Chile	—	—	—	5,499	—	—	—	—	—	—	—	—	—	—	5,499
Equity instruments issued by foreign institutions	—	—	—	866	—	—	—	—	—	—	—	—	—	—	866
Subtotal	—	—	—	6,365	—	—	—	—	—	—	—	—	—	—	6,365

Derivative contracts financial for hedging purposes
Forwards	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Swaps	—	—	—	277,802	—	—	—	—	—	—	—	—	—	—	277,802
Call Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Put Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	277,802	—	—	—	—	—	—	—	—	—	—	277,802

Financial assets at amortized cost (*)
Rights by resale agreements	—	—	232	62,030	1,327	—	—	—	—	—	—	13	—	763	64,365

Debt financial instruments
From the Chilean Government and Central Bank	—	839,744	—	—	—	—	—	—	—	—	—	—	—	—	839,744
Subtotal	—	839,744	—	—	—	—	—	—	—	—	—	—	—	—	839,744

Loans and advances to Banks
Central Bank of Chile	1,090,000	—	—	—	—	—	—	—	—	—	—	—	—	—	1,090,000
Domestic banks	—	—	—	160,018	—	—	—	—	—	—	—	—	—	—	160,018
Foreign banks	—	—	—	279,814	—	—	—	—	—	—	—	—	—	—	279,814
Subtotal	1,090,000	—	—	439,832	—	—	—	—	—	—	—	—	—	—	1,529,832

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(2)	Credit Risk, continued:

(e)	Collateral and Other Credit Enhancements:

The amount and type of collateral required depends on the counterparty’s credit risk assessment.

The Bank has guidelines regarding the acceptability of types of collateral and valuation parameters.

The main types of collateral obtained are:

-	For commercial loans: Residential and non-residential real estate, liens and inventory.

-	For retail loans: Mortgages loans on residential property.

The Bank also obtains collateral from parent companies for loans granted to their subsidiaries.

Management makes sure its collateral is acceptable according to both external standards and internal policies guidelines and parameters. The Bank has approximately 244,033 collateral assets as of December 31, 2022 (242,870 in December 2021), the majority of which consist of real estate.

The following table contains guarantees values as of December 31, 2022 and 2021:

		Fair value of collateral and credit enhancements held as of December 31, 2022
	Maximum exposure to credit risk	Mortgages	Pledge	Securities	Warrants	Net collateral	Net exposure
Loans to customers:	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Corporate lending	15,474,528	3,993,984	193,235	590,126	4,386	4,781,731	10,692,797
Small business lending	4,834,217	3,352,055	20,294	11,700	—	3,384,049	1,450,168
Consumer lending	4,995,230	364,469	912	3,364	—	368,745	4,626,485
Mortgage lending	11,422,322	9,928,827	133	607	—	9,929,567	1,492,755
Total	36,726,297	17,639,335	214,574	605,797	4,386	18,464,092	18,262,205

		Fair value of collateral and credit enhancements held as of December 31, 2021
	Maximum exposure to credit risk	Mortgages	Pledge	Securities	Warrants	Net collateral	Net exposure
Loans to customers:	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Corporate lending	14,633,419	3,392,760	149,892	508,711	4,451	4,055,814	10,577,605
Small business lending	5,038,913	3,124,172	26,310	12,898	—	3,163,380	1,875,533
Consumer lending	4,247,013	317,215	622	2,498	—	320,335	3,926,678
Mortgage lending	10,346,528	8,730,747	96	196	—	8,731,039	1,615,489
Total	34,265,873	15,564,894	176,920	524,303	4,451	16,270,568	17,995,305

The Bank also uses mitigating tactics for credit risk on derivative transactions. To date, the following mitigating tactics are used:

●	Accelerating transactions and net payment using market values at the date of default of one of the parties.

●	Option for both parties to terminate early any transactions with a counterparty at a given date, using market values as of the respective date.

●	Margins established with time deposits by customers that close FX forwards with subsidiary Banchile Corredores de Bolsa S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(2)	Credit Risk, continued:

(e)	Collateral and Other Credit Enhancements, continued:

The value of the guarantees that the Bank maintains related to the loans individually classified as impaired as of December 31, 2022 and 2021 amounted Ch$110,686 million and Ch$28,189 million, respectively.

The value guarantees related to past due loans but no impaired as of December 31, 2022 and 2021 amounted Ch$325,079 million and Ch$177,169 million respectively.

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

The Bank also carries out reviews focused on companies that participate in specific economic sectors, which are affected either by macroeconomic variables or variables of the sector. In this way, it is possible to timely establish the necessary and sufficient level of provisions to cover the losses due to the eventual non-recoverability of the credits granted.

The credit quality by asset class for Consolidated Statements of Financial Position sheet items, based on the Bank’s credit rating system, is presented in Note No. 11 letter (d).

Below is the detail of the default but not impaired portfolio:

		Past due but not impaired(*)
As of	Neither past due nor impaired	Up to 30 days	Over 30 days and up to 60 days	Over 60 days and up to 90 days	Over 90 days	Total
December 31,	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
2022	35,151,698	472,863	106,985	29,307	34	35,760,887
2021	32,836,252	409,338	51,001	15,402	87	33,312,080

(*)	These amounts include the overdue portion and the remaining balance of loans in default.

(g)	Assets Received in Lieu of Payment:

The Bank has received assets in lieu of payment totaling Ch$14,071 million and Ch$13,584 as of December 31, 2022 and 2021, respectively, the majority of which are properties. All of these assets are managed for sale.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(2)	Credit Risk, continued:

(h)	Renegotiated Assets:

The impaired loans are considered to be renegotiated when the corresponding financial commitments are restructured and the Bank assesses the probability of recovery as sufficiently high.

The following table details the book value of loans with renegotiated terms per financial asset class:

	2022	2021
Financial assets	MCh$	MCh$
Loans and advances to banks
Domestic banks	—	—
Foreign banks	—	—
Subtotal	—	—
Loans to Customers at amortized cost
Commercial loans	381,171	331,127
Residential mortgage loans	251,380	243,684
Consumer loans	258,434	361,015
Subtotal	890,985	935,826
Total renegotiated financial assets	890,985	935,826

There is an increase in the stock of renegotiated commercial and mortgage loans, while there is a decrease in the stock of renegotiated consumer loans. This decrease is due to a lower flow of renegotiated operations, which is not enough to offset amortizations and accounting debt write-offs.

The Bank calculates ECLs either on a group or an individual basis, which are described in more detail in Note 2 (i) (viii).

The renegotiated portfolio of Banco de Chile represents 2.43% of the total loans.

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

The table below includes Stage 2 and 3 assets that were modified and, therefore, treated as forborne during the 2022 period, with the related modification loss suffered by the Bank.

2022 MCh$
Amortized costs of financial assets modified during the period	211,841
Net modification loss	61,636

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(2)	Credit Risk, continued:

(h)	Renegotiated Assets, continued:

Although the Bank does not have systematized information related to the balance of modified loans by type of concession, it continuously monitors its impaired portfolio as defined in note 2 (i) (viii). Also, for internal purposes the renegotiated loan portfolio is analyzed and reviewed as part of the impaired portfolio. Therefore, for management and regulatory (local and IFRS) reporting purposes the Bank does not frequently use information on loans modified by types of concession.

The table below shows the gross carrying amount of previously modified financial assets for which loss allowances has changed to 12 month Expected Credit Losses (12mECL) measurement during the 2022 period:

	December 31, 2022
	Post modification		Pre-modification
	Gross carrying amount MCh$	Corresponding ECL MCh$	Gross carrying amount MCh$	Corresponding ECL MCh$
Facilities that have cured since modification and are now measured using 12mECLs (Stage 1)	11,349	3,511	11,466	3,874
Facilities that reverted to (Stage 2/3) lifetime ECLs having once cured	5,668	2,083	5,642	1,989

The Bank determines the appropriate amount of allowance for expected credit losses as follows:

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

Moreover, an operation identified as renegotiation never leaves this classification for purposes of monitoring and provisioning.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(2)	Credit Risk, continued:

(i)	Compliance with credit limit granted to related debtors

Below are detailed the figures for compliance with the credit limit granted to debtors related to the ownership or management of the Bank and subsidiaries, in accordance with the Article 84 No. 2 of the General Banking Law, which establishes that in no case the total of these credits may exceed the amount of its Total or Regulatory Capital:

	December 2022	December 2021
	MCh$	MCh$
Total related debt	960,640	798,419
Consolidated Total or Regulatory Capital	6,367,997	5,634,345
Limit used %	15.09%	14.17%

(j)	Measures associated with the COVID-19 Contingency:

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

The objective of the FOGAPE-COVID initiative was to facilitate access to working capital loans for individuals and legal entities with annual sales of less than UF 1,000,000 affected by the COVID-19 pandemic. The guarantee coverage of these loans—differentiated according to sales tranche—is between 60% and 85% of financing, after applying a deductible that does not exceed 5% of the guaranteed amount. The Administration rules applicable to the COVID-19 guarantee lines, considered the option of refinancing any principal amortization of preexisting commercial loans that mature in the 6 months following the moment of granting the financing with the COVID-19 Guarantee.

In order to cover the Bank’s exposure to potential losses associated with granting these state-guaranteed loans, a provision equivalent to 100% of each operation’s deductible amount is set. The total allowance related to state-guaranteed loans amounted to Ch$32,743 million as of December 31, 2022 (Ch$70,352 million and Ch$49,848 million as of December 31, 2021 and 2020, respectively) and was registered under the line-item “Loans to customers at amortized cost” as ECL provision.

The payment behavior of these loans (COVID refinancing and FOGAPE-COVID) in both cases have a similar behavior to the rest of the Bank’s loan portfolio.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(3)	Market Risk:

Market Risk refers to the loss that the Bank could face due to a liquidity shortage to honor the payments, or to close financial transactions in a timely manner (Liquidity Risk), or due to adverse movements in the values of market variables (Risk Price). For its correct management, the guidelines of the Liquidity Risk Management Policy and the Market Risk Management Policy are considered, both are subject to review, at least annually, by the Market Risk Manager and approval by the Bank’s Board of Directors, at least annually.

(a)	Liquidity Risk:

Liquidity Risk Measurement and Limits

The Bank manages the Liquidity Risk in accordance with the established on the Liquidity Risk Management Policy, managing separately for each sub-category thereof; this is for Trading Liquidity Risk and Funding Liquidity Risk.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

The use of MAR within year 2022 is illustrated below (LCCY = local currency; FCCY = foreign currency):

	MAR LCCY + FCCY MMM$		MAR FCCY MMUS$
	1 – 30 days	1 – 90 days	1 – 30 days	1 – 90 days
Maximum	1,197	2,962	1,590	2,419
Minimum	-1,726	486	-896	27
Average	-156	2,016	252	1,173

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

The use of Cross Currency Funding within year 2022 is illustrated below:

Cross Currency Funding MMUS$

Maximum	3,378
Minimum	1,552
Average	2,280

The Bank establishes thresholds that alert behaviors outside the expected ranges at a normal or prudent level of operation, in order to protect other dimensions of liquidity risk such as, for example, maturities concentration of fund providers, the diversification of sources of funds either by type of counterparty or type of product, among others.

The evolution over time of the statement of financial ratios of the Bank is monitored in order to detect structural changes in the characteristics of the balance sheet, such as those presented in the following table and whose relevant values of use during the year 2022 are shown below:

	Liquid Assets/ Net Funding <30 days	Liabilities>1 year/ Assets >1 year	Deposits/ Loans

Maximum	218%	101%	68%
Minimum	174%	93%	63%
Average	193%	98%	66%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

Additionally, some market index, prices and monetary decisions taken by the Central Bank of Chile are monitored to detect structural changes in market conditions that can trigger a liquidity shortage or even a financial crisis.

Furthermore, the Liquidity Risk Management Policy enforces to perform stress tests periodically which are controlled against potentially accessible action plans in each modeled scenario, according with the guidelines established in the Liquidity Contingency Plan. This process is essential in determining the liquidity risk appetite framework of the institution.

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

The CMF establish the following limits for the C46:

Foreign Currency balance sheet items: 1-30 days, Regulatory Limit C46 index < 1 x Tier-1 Capital

The use of this index in year 2022 is illustrated below:

	Adjusted C46 All CCYs as part of Tier-1 Capital		Adjusted C46 FCCY as part of Tier-1 Capital
	1 – 30 days	1 – 90 days	1 – 30 days

Maximum	0.13	(0.03)	0.30
Minimum	(0.38)	(0.44)	0.07
Average	(0.07)	(0.19)	0.20
Regulatory Limit	N/A	N/A	1.0

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

The individual and consolidated term liquidity gap are presented below:

STATEMENT OF INDIVIDUAL LIQUIDITY SITUATION
AS OF DECEMBER 31, 2022 CONTRACTUAL BASIS
Values in MCh$

CONSOLIDATED CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	10,071,396	12,129,421	13,485,753	16,627,649
Cash flow payable (liabilities) and expenses	18,376,493	20,338,204	24,302,901	28,132,703
Liquidity Gap	8,305,097	8,208,783	10,817,148	11,505,054

FOREIGN CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	1,930,251	2,148,891	2,004,482	2,273,163
Cash flow payable (liabilities) and expenses	3,492,717	3,754,973	4,251,778	4,667,901
Liquidity Gap	1,562,466	1,606,082	2,247,296	2,394,738

Limits:
One time capital			4,839,388
AVAILABLE MARGIN			2,592,092	—

*	In the limit up to 30 days, in consolidated currency, the Bank has a liquidity situation of Ch$2,592,092,386,326.

STATEMENT OF INDIVIDUAL LIQUIDITY SITUATION
AS OF DECEMBER 31, 2022 ADJUSTED BASIS
Values in MCh$

CONSOLIDATED CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	9,747,979	11,606,518	12,519,708	14,605,826
Cash flow payable (liabilities) and expenses	8,735,416	9,450,119	10,997,519	12,799,639
Liquidity Gap	(1,012,563)	(2,156,399)	(1,522,189)	(1,806,187)

FOREIGN CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	1,808,204	1,970,538	1,685,491	1,653,650
Cash flow payable (liabilities) and expenses	2,371,029	2,562,700	2,927,049	3,246,680
Liquidity Gap	562,825	592,162	1,241,558	1,593,030

Limits:
One time capital			4,839,388
AVAILABLE MARGIN			3,597,830	—

*	In the limit up to 30 days, in consolidated currency, the Bank has a liquidity situation of Ch$3,597,830,085,721.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

STATEMENT OF CONSOLIDATED LIQUIDITY SITUATION
AS OF DECEMBER 31, 2022 CONTRACTUAL BASIS
Values in MCh$

CONSOLIDATED CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	10,795,492	12,860,076	14,237,130	17,396,178
Cash flow payable (liabilities) and expenses	18,757,121	20,756,432	24,740,790	28,570,645
Liquidity Gap	7,961,629	7,896,356	10,503,660	11,174,467

FOREIGN CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	1,922,706	2,141,345	1,996,945	2,265,645
Cash flow payable (liabilities) and expenses	3,492,291	3,754,547	4,251,351	4,667,527
Liquidity Gap	1,569,585	1,613,202	2,254,406	2,401,882

Limits:
One time capital			4,839,388
AVAILABLE MARGIN			2,584,982	—

*	In the limit up to 30 days, in consolidated currency, the Bank has a liquidity situation of Ch$2,584,982,163,169.

STATEMENT OF CONSOLIDATED LIQUIDITY SITUATION

AS OF DECEMBER 31, 2022 ADJUSTED BASIS

Values in MCh$

CONSOLIDATED CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	10,472,075	12,337,173	13,271,085	15,374,355
Cash flow payable (liabilities) and expenses	9,116,044	9,868,348	11,435,409	13,237,581
Liquidity Gap	(1,356,031)	(2,468,825)	(1,835,676)	(2,136,774)

FOREIGN CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	1,800,658	1,962,992	1,677,954	1,646,133
Cash flow payable (liabilities) and expenses	2,370,603	2,562,274	2,926,623	3,246,306
Liquidity Gap	569,945	599,282	1,248,669	1,600,173

Limits:
One time capital			4,839,388
AVAILABLE MARGIN			3,590,719	—

*	In the limit up to 30 days, in consolidated currency, the Bank has a liquidity situation of Ch$3,590,719,862,565.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

Liquid Assets Consolidated Balance Statement as of December 31, 2022, values in MMM$

Source: Financial Statements Banco de Chile as of December 31, 2022.

Additionally, the regulatory entities have introduced other metrics that the Bank uses in its management, such as the Liquidity Coverage Ratio (“LCR”) and Net Stable Financing Ratio (“NSFR”), using assumptions similar to those used in the international banking. For the first, its phase-in was accelerated, increasing the minimum level required to 100%, while for the second, the requirement of the limit began at 60%. The evolution of the LCR and NSFR metrics during the year 2022 are shown below:

	LCR	NSFR

Maximum	4.10	1.35
Minimum	2.31	1.29
Average	3.28	1.32
Regulatory Limit	1.0(*)	0.6(**)

(*)	Valid value from June 1, 2022.
(**)	Effective value from June 1, 2022, which will gradually increase until reaching 1.0 in January 2026.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

The contractual maturity profile of the financial liabilities of Banco de Chile and its subsidiaries (consolidated basis), to December 2022 and 2021, is as follows:

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2022
Transactions in the course of payment	681,792	—	—	—	—	—	681,792
Full delivery derivative transactions	743,686	780,406	1,375,700	1,581,587	756,582	1,743,275	6,981,236
Financial liabilities at amortized cost
Current accounts and other demand deposits	13,383,232	—	—	—	—	—	13,383,232
Saving accounts and time deposits	9,774,591	3,013,166	1,362,905	121,808	5,940	655	14,279,065
Obligations by repurchase agreements and securities lending	219,043	52	—	—	—	—	219,095
Borrowings from financial institutions	158,173	83,612	795,721	4,348,400	—	—	5,385,906
Debt financial instruments issued (all currencies)	13,442	170,745	1,349,567	2,286,711	2,555,020	4,119,530	10,495,015
Other financial obligations	343,526	21	110	45	—	—	343,702
Financial instruments of regulatory capital issued (subordinated bonds)	2,869	—	48,017	94,649	84,952	1,135,504	1,365,991
Total (excluding non-delivery derivative transactions)	25,320,354	4,048,002	4,932,020	8,433,200	3,402,494	6,998,964	53,135,034

Non-delivery derivative transactions	686,308	751,720	1,595,212	1,283,629	683,109	2,161,307	7,161,285

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2021
Transactions in the course of payment	210,479	—	—	—	—	—	210,479
Full delivery derivative transactions	434,113	469,349	2,603,467	1,645,489	968,078	1,761,581	7,882,077
Financial liabilities at amortized cost
Current accounts and other demand deposits	18,542,791	—	—	—	—	—	18,542,791
Saving accounts and time deposits	7,103,640	1,774,627	240,912	66,492	1,619	—	9,187,290
Obligations by repurchase agreements and securities lending	88,433	—	52	—	—	—	88,485
Borrowings from financial institutions	67,813	1,259,167	18,344	3,515,979	—	—	4,861,303
Debt financial instruments issued (all currencies)	17,154	369,988	1,083,540	2,358,966	2,104,219	4,839,310	10,773,177
Other financial obligations	273,394	50	183	183	—	—	273,810
Total (excluding non-delivery derivative transactions)	26,737,817	3,873,181	3,946,498	7,587,109	3,073,916	6,600,891	51,819,412

Non-delivery derivative transactions	271,193	586,231	2,602,915	1,030,628	669,796	2,145,008	7,305,771

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk:

Price Risk Measurement and Limits

The Price Risk measurement and management processes are carried out in accordance with the established on the Market Risk Management Policy, by using internal metrics developed by the Bank, both for the Trading Book and for the Accrual Book (the Accrual Book includes all balance sheet items, including those in the Trading Book but in such case these are reported at an interest rate adjustment term of one day, thus not generating accrual interest rate risk). In addition, the portfolio recorded under the Fair Value Through Other Comprehensive Income (hereinafter FVOCI) is considered, which is a sub-set of the Accrual Book, which given its nature is relevant to measure it independently. In addition, the Bank reports metrics to regulatory entities according to the models defined by them.

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

The use of VaR within year 2022 is illustrated below:

Value-at-Risk 99% one-day confidence level MCh$

Maximum	2,048
Minimum	487
Average	1,100

Additionally, the Bank performs measuring, limiting, controlling and reporting interest rate exposures and risks for the Accrual Book using internally developed methodologies based on the differences in the amounts of assets and liabilities considering the interest rate repricing dates. Exposures are measured according to the Interest Rate Exposure or IRE metric and their corresponding risks using the Earnings-at-Risk or EaR metric. Within these metrics, Prepayment Risk is considered, which corresponds to the customer’s ability to pay, totally or partially, their debt before maturity. For this, a loan flow allocation model is generated with exposure to interest rate fluctuations, according to their prepayment behavior, finally reflecting a decrease in their average maturity term.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

The use of EaR within year 2022 is illustrated below:

12- months Earnings-at-Risk 99% confidence level 3 months defeasance period MCh$

Maximum	261,533
Minimum	179,379
Average	219,818

The regulatory risk measurement for the Trading Book (APRM report, from the spanish Activos Ponderados por Riesgo Mercado) is produced by utilizing guidelines provided by the Central Bank of Chile (hereinafter, “BCCh”) and the CMF. The referred methodologies estimate the potential loss that the bank may incur considering standardized fluctuations of the value of market factors such as FX rates, interest rates and volatilities that may adversely impact the value of FX spot positions, interest rate exposures, and volatility exposures, respectively. In addition, correlation factors are included to represent non-parallel changes in the yield curve.

The risk measurement for the Banking Book, according to regulatory guidelines (C40 report), as a result of interest rate fluctuations is carried out through the use of standardized methodologies provided by regulatory entities (BCCh and CMF). The report includes models for reporting interest rate gaps and standardized adverse interest rate fluctuations. In addition to this, the regulatory entity has requested banks to establish internal limits, separately for short-term and long-term balances, for these regulatory measurements.

The results effectively realized during the month for trading activities are controlled against defined loss levels and if these levels are exceeded, senior management is notified in order to evaluate potential corrective actions.

In addition to the above, the Market Risk Management Policy of Banco de Chile enforces to perform daily stress tests for the Trading Book and monthly for the Accrual Book. Additionally, the stress test for the FVOCI portfolio is included, which is reported daily. The output of the stress testing process is monitored against corresponding alert levels; in the case those triggers are breached, the senior management is notified in order to implement further actions, if necessary. In addition, the results during the month for the trading activities are controlled against defined loss levels and in case such levels are exceeded, senior management is also notified.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

The following table illustrates the interest rate cash-flows of the Banking Book, considering the interest rate repricing dates on an individual basis, as of December 31, 2022 and 2021:

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets as of December 31, 2022
Cash and due from banks	2,624,888	—	—	—	—	—	2,624,888
Transactions in the course of collection	743,379	—	—	—	—	—	743,379
Financial assets at fair value through other comprehensive income
Debt financial instruments	82,025	324,492	2,487,874	614,944	220,962	248,832	3,979,129
Derivative financial instruments for hedging purposes	378	4,040	296,187	347,208	352,502	1,033,196	2,033,511
Financial assets at amortized cost
Rights by resale agreements and securities lending	—	—	—	—	—	—	—
Debt financial instruments	—	8,816	11,222	56,159	459,884	452,991	989,072
Loans and advances to Banks	1,904,368	63,569	209,047	—	—	—	2,176,984
Loans to customers, net	5,061,294	3,188,902	7,913,635	9,165,338	4,722,852	13,044,702	43,096,723
Total Assets	10,416,332	3,589,819	10,917,965	10,183,649	5,756,200	14,779,721	55,643,686

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets as of December 31, 2021
Cash and due from banks	3,329,623	—	—	—	—	—	3,329,623
Transactions in the course of collection	446,603	—	—	—	—	—	446,603
Financial assets at fair value through other comprehensive income
Debt financial instruments	95,585	488,919	1,479,321	619,044	169,289	208,507	3,060,665
Derivative financial instruments for hedging purposes	64	2,163	69,192	500,218	198,926	1,669,980	2,440,543
Financial assets at amortized cost
Rights by resale agreements and securities lending	—	—	—	—	—	—	—
Debt financial instruments	—	8,334	10,740	38,148	431,285	450,200	938,707
Loans and advances to Banks	1,366,378	81,164	81,800	—	—	—	1,529,342
Loans to customers, net	2,529,601	2,676,130	7,226,224	9,018,799	4,798,188	11,955,962	38,204,904
Total Assets	7,767,854	3,256,710	8,867,277	10,176,209	5,597,688	14,284,649	49,950,387

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2022
Transactions in the course of payment	650,640	—	—	—	—	—	650,640
Derivative Financial Instruments for hedging purposes	1,440	1,006	272,568	341,455	332,705	1,503,902	2,453,076
Financial liabilities at amortized cost
Current accounts and other demand deposits	13,454,288	—	—	—	—	—	13,454,288
Saving accounts and time deposits	9,774,591	3,013,166	1,362,905	121,808	5,940	655	14,279,065
Obligations by repurchase agreements and securities lending	7,344	—	—	—	—	—	7,344
Borrowings from financial institutions	158,173	83,612	795,721	4,348,400	—	—	5,385,906
Debt financial instruments issued (*)	13,443	170,745	1,349,566	2,286,711	2,555,020	4,119,530	10,495,015
Financial instruments of regulatory capital issued (subordinated bonds)	2,869	—	48,017	94,649	84,952	1,135,504	1,365,991
Other liabilities	343,526	21	110	45	—	—	343,702
Total liabilities	24,406,314	3,268,550	3,828,887	7,193,068	2,978,617	6,759,591	48,435,027

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2021
Transactions in the course of payment	83,420	—	—	—	—	—	83,420
Derivative Financial Instruments for hedging purposes	538	979	62,220	407,960	167,805	1,401,836	2,041,338
Financial liabilities at amortized cost
Current accounts and other demand deposits	18,611,880	—	—	—	—	—	18,611,880
Saving accounts and time deposits	7,103,640	1,774,627	240,912	66,492	1,619	—	9,187,290
Obligations by repurchase agreements and securities lending	351	—	—	—	—	—	351
Borrowings from financial institutions	63,611	1,259,167	18,344	3,515,979	—	—	4,857,101
Debt financial instruments issued (*)	17,154	369,988	1,083,540	2,358,966	2,104,219	4,839,310	10,773,177
Other liabilities	273,394	50	183	183	—	—	273,810
Total liabilities	26,153,988	3,404,811	1,405,199	6,349,580	2,273,643	6,241,146	45,828,367

(*)	Amounts shown here are different from those reported in the liabilities report which is part of the liquidity analysis, due to differences in the treatment of mortgage bonds issued by the Bank in both reports.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

Price Risk Sensitivity Analysis

The Bank uses stress tests as the main sensitivity analysis tool for Price Risk. The analysis is implemented for the Trading Book, Accrual Book and the FVOCI portfolio separately. The Bank has adopted this tool as it is considered more useful than fluctuations in business as usual scenario, such as VaR or EaR, given that:

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

In order to comply with IFRS 7.40, the following exercise was included illustrating an estimation of the impact of extreme but reasonable fluctuations of interest rates, swaps yields, FX rates and exchange volatility, which are used for valuing Trading Book, Accrual Book and the FVOCI portfolio. Given that the Bank’s portfolio includes positions denominated in nominal and real interest rates, these fluctuations must be aligned with extreme but realistic Chilean inflation changes forecasts.

For the Trading Book, the exercise is implemented by multiplying the sensitivities by the fluctuations obtained as the results of mathematical simulations over a two-week time horizon and using the maximum historical volatility, within a significant period of time, in each of the market factor present. In the case of the FVOCI portfolio a four-week time horizon is used due to liquidity constrains; Accrual Book impacts are estimated by multiplying cumulative gaps by forward interest rates fluctuations modeled over a three-month time horizon and using the maximum historical volatility of interest fluctuations but limited by maximum fluctuations and / or levels observed within a significant period of time. It is relevant to note that the methodology might ignore some portion of the interest rates convexity, since it is not captured properly when large fluctuations are modeled. In any case, given the magnitude of the changes, the methodology may be reasonable enough for the purposes and scope of the analysis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

The following table illustrates the fluctuations resulting from the main market factors in the maximum stress test exercise, or more adverse, for the Trading Book.

The directions or signs of these fluctuations are those that correspond to those that generate the most adverse impact at the aggregate level.

Average Fluctuations of Market Factors for Maximum Stress Scenario Trading Book
	CLP Derivatives (bps)	CLP Bonds (bps)	CLF Derivatives (bps)	CLF Bonds (bps)	USD Offshore Libor Derivatives (bps)	Spread USD On/Off Derivatives (bps)
Less than 1 year	5	226	124	236	(20)	(41)
Greater than 1 year	9	124	42	153	7	(24)

bps = basis points

The worst impact on the Bank’s Trading Book as of December 31, 2022, as a result of the simulation process described above, is as follows:

Most Adverse Stress Scenario P&L Impact Trading Book (MCh$)
CLP Interest Rate		(4,076)
Derivatives	(143)
Debt instruments	(4,219)
CLF Interest Rate		(4,100)
Derivatives	331
Debt instruments	(3,769)
Interest rate USD offshore		(267)
Domestic/offshore interest rate spread USD		(294)
Banking spread		19
Total Interest rates		(8,718)
Total FX and FX Options		(46)
Total		(8,764)

The modeled scenario would generate losses in the Trading Book for approximately Ch$8,764 million. In any case, such fluctuations would not result in material losses compared to Basic Capital or to the P&L estimate for the next 12-months.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

The impact on the Accrual Book as of December 31, 2022, which does not necessarily mean a net loss(gain) but a greater(lower) net income from funds generation (resulting net interest rate generation), is illustrated below:

Most Adverse Stress Scenario 12-Month Revenue Accrual Book (MCh$)
Impact by Base Interest Rate shocks	(355,563)
Impact due to Spreads Shocks	(21,607)
Higher / (Lower) Net revenues	(377,170)

The impact on the FVOCI portfolio it is show in the followings tables. First are the main fluctuation in the market factors, due to the scenarios provided for the stress test meltdown (more adverse), for this portfolio.

The sign of the fluctuation below, correspond to the ones that generate the most adverse impact.

Average Fluctuations of Market Factors for Maximum Stress Scenario

AFS Portfolio

	CLP Bonds (bps)	CLF Bonds (bps)	USD Offshore Libor Derivatives (bps)	Spread USD On/Off Derivatives (bps)
Less than 1 year	245	262	16	2
Greater than 1 year	163	201	28	6

bps = basis points

The worst impact on the Bank’s FVOCI portfolio as of December 31, 2022, as a result of the simulation process described above, is as follows:

Most Adverse Stress Scenario P&L Impact

FVOCI portfolio

(MCh$)

CLP Debt Instrument	(54,649)
CLF Debt Instrument	(58,257)
Interest rate USD offshore	(2,794)
Domestic/offshore interest rate spread USD	—
Banking spread	(215)
Corporative spread	(2,534)
Total	(118,449)

The modeled scenario would generate losses in the AFS portfolio for approximately MCh$118,449, which would potentially be reflected in Other Comprehensive Income accounts.

The main negative impact on the Trading Book would occur as a result of an increase in debt instruments in CLF over 1 year, followed by an increase in debt instruments in CLP under 1 year, while in the case of the Portfolio FVTOCI portfolio the main impact comes from upward fluctuations in interest rates on debt instruments in both CLP and CLF. For its part, the lowest potential income in the next 12 months in the Accrual Book would occur in a scenario of a sharp decline in inflation and nominal rates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(4)	Other Information related to Financial Risks

a)	Libor transition project:

As a consequence of the decisions made by the Financial Conduct Authority (FCA) of the United Kingdom and the recommendations of the Alternative Reference Rates Committee (ARRC) made up of the Federal Reserve Board and the New York FED, since 12-31-2021 Libor rates in currencies other than US$ are no longer published, as of 06-30-2023 Libor in US$ is no longer published and as of 01-01-2022 new Libor-based operations are no longer processed. Only US$ Libor may be used in contracts in force as of 12-31-2021 and until the last date of publication of this.

Because of this, since 2020 the Bank has been enabling and implementing, in its different dimensions, the new risk-free reference rates (“RFR”) for carrying out operations in foreign currency as of 01-01-2022.

The process has been structured in 5 phases:

●	1st phase

-	Identification of the risks associated with the Libor transition process through the collection of information regarding the number of operations, amounts involved, remaining terms, types of products and course coins.

-	Periodic exchange of information with the main global banks regarding the RFRs that were being defined as a replacement for Libor rates.

-	Review of the documents published by the ARRC with its recommendations.

●	2nd phase

-	Preparation and presentation to the CMF in the year 2021 of the situational analysis of Banco de Chile regarding the end of Libor. This included reporting on the information research carried out in the 1st stage and the impact that the end of the Libor rate had both at the level of products and at the level of Bank areas.

●	3rd phase

-	Definition of the new RFRs to be used in the different currencies (daily SOFR, term SOFR, TONAR, SONIA, etc.)

-	Implementation of the RFR in the Bank’s systems

●	4th phase

-	Carrying out tests of course of financial operations to review the correct accrual of the new RFR.

-	Preparation of documentation with the RFR.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(4)	Other Information related to Financial Risks, continued:

a)	Libor transition project, continued:

These phases were successfully completed at the end of 2021 and since the beginning of 2022 the Bank is already operating with the new RFRs.

●	5th phase, currently in process:

-	Renegotiation of contracts with impacted clients

Current portfolio affected by the transition process of the libor rate with maturity after June 30, 2023:

●	Credit operations in US$ of Foreign Trade, Commercial Credits and Leasing contracts:

o	USD 697 million equivalent to 1.5% of the total portfolio of direct loans of Banco de Chile.

●	Derivative contracts portfolio

o	Assets USD 11,843 million

o	Liabilities USD 11,633 million

b)	Offsetting of financial assets and liabilities:

The Bank trades financial derivatives with foreign counterparties using ISDA Master Agreement (International Swaps and Derivatives Association, Inc.), under legal jurisdiction of the City of New York – USA or London – United Kingdom. Legal framework in these jurisdictions, along with documentation mentioned, it allows Banco de Chile the right to anticipate the maturity of the transaction and then, offset the net value of those transactions in case of default of counterparty. Additionally, the Bank has negotiated with these counterparties an additional annex (CSA Credit Support Annex), that includes other credit mitigating, such as entering margins on a certain amount of net value of transactions, early termination (optional or mandatory) of transactions at certain dates in the future, coupon adjustment of transaction in exchange for payment of the debtor counterpart over a certain threshold amount, etc.

Below are detail the contracts susceptible to offset:

	Fair Value		Negative Fair Value of contracts with right to offset		Positive Fair Value of contracts with right to offset		Financial Collateral		Net Fair Value
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Derivative financial assets	2,987,783	2,983,298	(1,014,141)	(1,259,233)	(1,508,710)	(782,776)	(180,863)	(327,840)	284,069	613,449

Derivative financial liabilities	3,324,485	2,773,476	(1,014,141)	(1,259,233)	(1,508,710)	(782,776)	(302,571)	(275,191)	499,063	456,276

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(5)	Operational risk

One of the Bank’s objectives is to monitor, control and maintain at adequate levels, the risk of losses resulting from a lack of adequacy or a failure of processes, personnel and/or internal systems, or due to external events. This definition includes legal risk and excludes strategic and reputational risk.

Operational risk is inherent in all activities, products and systems, and cuts across the entire organization in its strategic, business and support processes. It is the responsibility of all the Bank’s collaborators to manage and control the risks generated within their scope of action, since their materialization may lead to direct or indirect financial losses.

To face this risk, the Bank has defined a Regulatory Framework and a governance structure according to the volume and complexity of its activities. The Retail Credit Risk and Global Risk Control Division administer the management of this risk, through the establishment of an Operational Risk Management. Likewise, the “Superior Committee for Operational Risk” and the “Committee for Operational Risk” supervise it.

The Operational Risk Policy defines a comprehensive management framework that considers the identification, evaluation, control, mitigation, monitoring and reporting of these risks. This comprehensive management considers the execution of a series of structured activities in the following fields of action:

-	Process Evaluation: Its objective is to identify, evaluate and monitor the risks and controls associated with the Bank’s processes, together with analyzing and determining the acceptable risk levels and mitigation actions to be applied in the event of deviation from these levels, allowing the maintenance of an adequate control environment over the operational risks. For this, the Operational Risk Management has a process map that allows organizing and planning the evaluation, according to different perspectives of criticality.

-	Control Testing: consists of evaluating the operational effectiveness of documented controls for operational risk through effectiveness tests. This process makes it possible to verify whether the controls are correctly designed and implemented to prevent or detect a material error, ensuring a reasonable level of assurance.

-	Event Management: those significant Operational Risk events, whether or not they constitute losses, are analyzed, controlled and reported to the defined government instances, with the aim of promoting mitigating measures that ensure an adequate control environment and thus prevent these events from happening again.

-	Loss base management: consists of controlling, registering, accounting and reporting the operational losses registered by the different areas, ensuring compliance with the regulatory requirements established in the methodology for the computation of operational risk weighted assets.

-	Fraud Management: this field considers the permanent analysis of information (both internal and external), in order to identify sources of risk and analyze their different behaviors, which allows defining and promoting various mitigation actions, seeking to improve security for our clients and reduce the economic losses associated with this concept. To ensure adequate mitigation of these risks, the Bank has established a fraud management and prevention model, which includes: a governance structure, roles and responsibilities of the different areas involved and a definition of the processes that are part of the management of these risks.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(5)	Operational risk, continued:

-	Operational risk assessment for projects: the Bank is constantly working on the development of projects, including from the creation of new products and services, large technological implementations to operational changes in its processes. The implementation of these projects may lead to the appearance of new risks that must be correctly mitigated prior to their implementation, through the design of robust controls. For this, there is a methodological framework and specific tools that allow carrying out an evaluation of the different risks and controls, establishing a general level of exposure to operational risk, and determining mitigation actions in cases where it is necessary.

-	Supplier management: its objective is to identify, manage and monitor the risks that may arise from the outsourcing of services. For this, the Bank has a governance framework, a regulatory framework and a supplier management model that considers an analysis of the criticality and risk associated with the contracted services and an evaluation and monitoring scheme with a special focus on those considered relevant or critical to the entity.

-	Risk Appetite Profile and Framework: operational risk management is aligned with the statements established in Banco de Chile’s Risk Appetite Framework (RAF), for which metrics are defined with management thresholds that allow monitoring compliance with the risk appetite of the corporation. On the other hand, the Comprehensive Risk Measurement (CRM) exercise is carried out annually, the objective of which is to determine the inherent risk profile of the institution, through methodologies that allow quantifying the profile in all areas of operational risk management.

-	Self-assessment Matrix: its objective is to comply with the annual exercise, in which the Bank’s administration analyzes and pronounces on the development of its management, particularly in relation to Operational Risk.

-	Relations with external entities: consists of the coordination, preparation and delivery of information for supervisions carried out by entities external to Operational Risk.

-	Control of Subsidiaries: consists of verifying the Operational Risk policy of the subsidiaries in relation to the Bank. On the other hand, knowledge is taken of the management carried out by the subsidiary companies and they report to their respective government instances. Finally, the corrective measures adopted in the event of deviations or contingency scenarios that could affect subsidiaries and/or the Bank are known.

-	Corporate Training Plan: in order to constantly disseminate the operational risk management culture throughout the corporation and promote the importance and responsibility of each one of the collaborators in the face of adequate risk management, the Bank establishes an annual training plan, which considers the different areas of Operational Risk management, which is developed through the use of different communication tools and methods.

The combination of all the areas previously indicated, together with the regulatory framework and the corresponding governance structure, constitute the comprehensive management of Operational Risk. This management focuses on the identification of the root cause of the risks to prevent their occurrence and the mitigation of their possible consequences. Each of the areas can give rise to the definition of action plans or indicators that allow adequate monitoring of each risk.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(5)	Operational risk, continued:

Below is the exposure to net loss, gross loss and recoveries due to operational risk events as of December 31, 2022 and 2021:

	December 2022			December 2021
Category	Lost Gross MCh$	Recoveries MCh$	Lost Net MCh$	Lost Gross MCh$	Recoveries MCh$	Lost Net MCh$
Internal fraud	77	(7)	70	—	—	—
External fraud	16,197	(5,806)	10,391	11,090	(3,805)	7,285
Work practices and safety in the business position	1,391	(3)	1,388	630	—	630
Customers, products and business practices	1,082	—	1,082	550	(1)	549
Damage to physical assets	527	(3)	524	556	(342)	214
Business interruption and system failures	175	—	175	209	(17)	192
Execution, delivery and process management	4,691	(425)	4,266	4,046	(75)	3,971
Total	24,140	(6,244)	17,896	17,081	(4,240)	12,841

Business Continuity

The Bank has a Business Continuity Management (BCM), which is in charge of the Business Continuity Management, responsible for managing and supervising the application of the policies, rules and procedures of each of these areas within the Bank and Subsidiaries.

In addition to the above, the Business Continuity Management defines the global and regulatory framework with the aims to manage the strategy and control of business continuity in the operational and technological lines for the Bank, maintaining alternative operation plans and controlled tests to reduce the impact of disruptive events, in addition to granting resilience to the organization, promote comprehensive strategies to ensure the safety of employees, protect the Bank’s assets against catastrophic scenarios, maintain up-to-date the necessary documentation and carry out training and simulations associated with this matter.

That is why Business Continuity has methodologies and controls that contribute to the application of the integrated model within the corporation, mainly represented in the following management areas:

-	Documentary management: It consists of carrying out methodological processes to update the documentation that supports Business Continuity, with the aim of keeping current and aware of the strategy implemented in the Bank under the BCM guidelines. The documents managed are, Business Continuity Policy, Business Continuity Standards, Business Continuity Testing Standard, Crisis Management Manual, Continuity Plans and Technological Recovery Procedures.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(5)	Operational risk, continued:

-	Business continuity tests: refers to simulations of contingencies scheduled annually, which address the 5 risk scenarios defined for the Bank in the operational and technological fields (Failure in the Technological Infrastructure, Failure in the Physical Infrastructure, Mass Absence of Personnel, Critical Provider Service Failure and Cybersecurity), allowing to maintain critical staff that operates the payment chain in constant trained, under the defined contingency procedures that support the Bank’s critical products and services.

-	Crisis management: internal Bank process that maintains and trains the main executive roles associated with the Crisis Groups in conjunction with the main strategic recovery processes and the structures defined in the BCM model. In such a way to constantly strengthen the different areas necessary for the preparation, execution and monitoring, which will allow facing crisis events in the Bank.

-	Management with critical suppliers: constitutes the management, control and testing of the Business Continuity Plans implemented by the suppliers involved in the processing of critical products and services for the Bank, associated with the established risk scenarios and with the direct relation to the contracted service.

-	Alternate sites management: contemplates the administration and control of secondary physical locations for the critical units of the Bank, to keep the operation active in case of failure in the main work location. The objective is to protect and maintain the validity of the technological and operational functionalities of the alternative sites, to reduce recovery times in the event of a crisis and that the activation be effective when their use is required.

-	Relationship with subsidiaries and external organizations: consists of the permanent control, management and leveling of the compliance of subsidiaries under the methodology and strategic lines established by the Bank in crisis environments and Business Continuity management. It also includes global management with the requirements of internal and external regulators.

-	Continuous Improvement: considers the application of automation processes and adaptation of the resources used in the internal processes of the business continuity model, with the aim of improving response times before the delivery and analysis of information in contingencies, complementing the processes managed by the BCM.

-	Training: Includes the development and implementation of processes and instances prepared under different learning methodologies to strengthen and empower collaborators in the areas of the business continuity model.

The administration and unification of the areas described, together with compliance with the regulations implemented and structured governance, constitute the Business Continuity model of Banco de Chile.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(5)	Operational risk, continued:

Cybersecurity

The Cyber Defense Management is responsible for safeguarding information assets by proactively detecting, responding and containing threats. Likewise, this department is responsible for managing cybersecurity incidents in an assertive and timely manner, minimizing the impact and improving response times, with the aim of protecting the bank’s operations. The Engineering Department is in charge of defining, implementing and maximizing existing protection technologies against cyber threats, and defining and maintaining the security architecture. The Technological Risk Management is in charge of identifying, evaluating, treating and reporting information security, technological and cybersecurity risks, this includes the management of technological risks in the Bank’s projects. The Strategic Management Deputy Manager is responsible for defining and managing and complying with the Strategic Plan of the Cybersecurity Division, guaranteeing the effective and efficient use of resources, and imparting and controlling the Cybersecurity guidelines to suppliers. Finally, the Assurance Deputy Manager is responsible for reviewing compliance with the Strategic Plan, the policies, procedures and the regulatory framework regarding cybersecurity. Also to develop and implement the Corporation Cybersecurity Awareness Program.

45.	Information on Regulatory Capital and Capital Adequacy Ratios:

Requirements and Capital Management:

The main objectives of the Bank’s capital management are to ensure the adequacy and quality of its capital, at a consolidated level, based on the adequate management of the risks it faces in its operations, establishing sufficient capital levels, through the definition of an internal objective, which supports both the business strategy in normal scenarios, as well as stress scenarios in the short and medium terms, thus ensuring compliance with regulatory requirements, coverage of its material risks, a solid credit classification and the generation of adequate capital clearances. During 2022, the Bank has comfortably met the required capital requirements and its internal sufficiency objectives.

As part of its Capital Management Policy, the Bank has established capital adequacy alerts and limits, which are monitored by the governance structures that the Bank has established for these purposes, including the Capital Management Committee. During 2022, none of the internal alerts defined by the Bank were activated as part of the Capital Risk Appetite Framework.

The Bank manages capital based on its strategic objectives, its risk profile and its ability to generate cash flows, as well as the economic and business context in which it operates. Consequently, the Bank may modify the amount of payment of dividends to its shareholders or issue basic capital, additional tier 1 capital or tier 2 capital instruments. The adequacy of the Bank’s capital is monitored using, among other measures, the indices and rules established by the CMF, as well as the alerts and internal limits that the Capital Management Committee and board of directors have defined for such purposes.

Capital Requirements

In accordance with the General Banking Law, the effective equity of a bank may not be less than 8% of its risk-weighted assets (RWA), net of required provisions. Additionally, it establishes that the Basic Capital may not be less than 4.5% of its APR or 3% of its total assets, net of required provisions. Regarding Tier 1 capital, corresponding to the sum of Basic Capital and Additional Tier 1 Capital, the latter in the form of bonds with no maturity date and preferred shares, it is established that it may not be less than 6% of their RWAs, net of required provisions. Likewise, banking entities must comply, as established by current regulations or regulators, with capital buffers, such as the conservation buffer, the systemically important buffer, the countercyclical buffer and/or capital charges by pillar 2.

Adoption of the Basel III standard

In 2019, the CMF began the regulatory process for the implementation of Basel III standards in Chile, as established in Law No. 21,130 that modernizes banking legislation. During the years 2020 and 2021, the CMF promulgated the different regulations for the adoption of the Basel III standard for local banking, which are applicable as of December 1, 2021. The regulation includes the standard methodologies to determine, among others, Credit, Operational and Market Risk-Weighted Assets, regulatory capital, leverage ratio and systemically important banks. Additionally, the regulations describe requirements and conditions applicable to: (i) the application of internal models for the calculation of certain risk-weighted assets, (ii) the issuance of additional tier 1 and tier 2 capital hybrid instruments, (iii) market disclosure requirements (Pillar 3), (iv) the principles for determining capital buffers (countercyclical and conservation), (v) additional requirements to which banks defined as systemically important and (vi) the criteria by which banks with deficiencies identified in the supervision process (Pillar 2) could be subject to additional capital requirements, among others.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

45.	Information on Regulatory Capital and Capital Adequacy Ratios, continued:

The aforementioned Basel III banking solvency standards consider a series of transitory regulations. These measures include: i) the gradual adoption of the conservation buffer, requirements for systemic banks and repeal of the requirements of article 35 of the LGB, ii) the gradual application of adjustments to regulatory capital, iii) the temporary substitution of additional tier 1 capital (AT1) for tier 2 capital instruments, that is, subordinated bonds and additional provisions and iv) gradualness to continue recognizing subordinated bonds issued by banking subsidiaries as effective equity, among other matters. During 2022, the CMF has continued to refine and clarify the application of capital regulation.

Information on regulatory capital and capital adequacy indicators is presented below:

	Total assets, risk-weighted assets and components of the	Local and Overall consolidated	Local and Overall consolidated
	effective equity according to Basel III	Dec -2022	Dec-2021
Item No.	Item description	MCh$	MCh$

1	Total assets according to the statement of financial position	55,255,362	51,702,439
2	Non-consolidated investment in subsidiaries	—	—
3	Assets discounted from regulatory capital, other than item 2	165,833	61,953
4	Derivative credit equivalents	1,276,512	1,782,784
4.1	Financial derivative contracts	2,987,106	2,983,298
5	Contingent loans	2,756,396	2,612,170
6	Assets generated by the intermediation of financial instruments
7	= (1-2-3+4-4.1+5-6) Total assets for regulatory purposes	56,135,331	53,052,142
8.a	Credit risk weighted assets, estimated according to the standard methodology (CRWA)	30,657,020	28,434,728
8.b	Credit risk weighted assets, estimated according to internal methodologies (CRWA)	—	—
9	Market risk weighted assets (MRWA)	1,365,367	1,342,767
10	Operational risk weighted assets (ORWA)	3,630,835	2,946,980
11.a	= (8.a/8.b+9+10) Risk-weighted assets (RWA)	35,653,222	32,724,475
11.b	= (8.a/8.b+9+10) Risk-weighted assets, after application of the output floor (RWA)	35,653,222	32,724,475
12	Owner’s equity	4,858,325	4,223,013
13	Non-controlling interest	2	1
14	Goodwill	—	—
15	Excess minority investments	—	—
16	= (12+13-14-15) Core Tier 1 Capital (CET1)	4,858,327	4,223,014
17	Additional deductions to core tier 1 capital, other than item 2	(18,940)	—
18	= (16-17-2) Core Tier 1 Capital (CET1)	4,839,387	4,223,014
19	Voluntary provisions (additional) imputed as additional Tier 1 capital (AT1)	178,266	327,245
20	Subordinated bonds imputed as additional tier 1 capital (AT1)	—	—
21	Preferred shares allocated to additional tier 1 capital (AT1)	—	—
22	Bonds without a fixed term of maturity imputed to additional tier 1 capital (AT1)	—	—
23	Discounts applied to AT1	—	—
24	= (19+20+21+22-23) Additional Tier 1 Capital (AT1)	178,266	327,245
25	= (18+24) Tier 1 Capital	5,017,653	4,550,259
26	Voluntary provisions (additional) imputed as Tier 2 capital (T2)	383,213	213,007
27	Subordinated bonds imputed as Tier 2 capital (T2)	972,550	871,079
28	= (26+27) Equivalent tier 2 capital (T2)	1,355,763	1,084,086
29	Discounts applied to T2	—	—
30	= (28-29) Tier 2 capital (T2)	1,355,763	1,084,086
31	= (25+30) Effective equity	6,373,416	5,634,345
32	Additional basic capital required for the constitution of the conservation buffer	445,669	204,522
33	Additional basic capital required to set up the countercyclical buffer	—	—
34	Additional basic capital required for banks qualified as systemic	111,417	—
35	Additional capital required for the evaluation of the adequacy of effective equity (Pillar 2)	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

45.	Information on Regulatory Capital and Capital Adequacy Ratios, continued:

	Local and Overall consolidated	Local and Overall consolidated
	December -2022	December -2021
Capital Adequacy Ratios and Regulatory Compliance according to Basel III	%	%
Leverage Ratio	8.62%	7.96%
Leverage Ratio that the bank must meet, considering the minimum requirements	3%	3%
CET 1 Capital Ratio	13.57%	12.90%
CET 1 Capital Ratio that the bank must meet, considering the minimum requirements	4.81%	4.50%
Capital buffer shortfall	0%	0%
Tier 1 Capital Ratio	14.07%	13.90%
Tier 1 Capital Ratio that the bank must meet, considering the minimum requirements	6.00%	6.00%
Total or Regulatory Capital Ratio	17.88%	17.22%
Total or Regulatory Capital Ratio that the bank must meet, considering the minimum requirements	8.00%	8.00%
Total or Regulatory Capital Ratio that the bank must meet, considering the charge for article 35 bis	8.00%	9.5%
Total or Regulatory Capital Ratio that the bank must meet, considering the minimum requirements, conservation buffer and countercyclical buffer	9.25%	8.625%
Credit rating	A	A
Regulatory compliance for Capital Adequacy
Additional provisions computed in Tier 2 capital (T2) in relation to CRWA	1.25%	0.75%
Subordinated bonds computed as Tier 2 capital (T2) in relation to CET 1 Capital	20.02%	20.63%
Additional Tier 1 Capital (AT1) in relation to CET 1 Capital	3.68%	7.75%
Voluntary (additional) provisions and subordinated bonds computed as AT1 in relation to RWAs	0.50%	1.00%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

46.	New Accounting Pronouncements:

The following is a summary of new standards, interpretations and improvements to the International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) that are not yet effective as of December 31, 2022:

IAS 28 – Investments in Associates and Joint Venture, and IFRS 10 – Consolidated Financial Statements.

In September 2014, the IASB published this modification, which clarifies the scope of the profits and losses recognized in a transaction, that involves an associate or joint venture, and that this depends on whether the asset sold or contribution constitutes a business. Therefore, the IASB concluded that all gains or losses must be recognized against loss of control of a business.

Likewise, the gains or losses that result from the sale or contribution of a subsidiary that does not constitute a business (definition of IFRS 3) to an associate or joint venture must be recognized only to the extent of unrelated interests in the associate or joint venture.

During December 2015, the IASB agreed to set the effective date of this modification in the future, allowing its immediate application.

Banco de Chile and its subsidiaries will have no impact on the Consolidated Financial Statements as a result of the application of this amendment.

IAS 1 – Presentation of Financial Statements and IFRS Practice Statement No. 2 Accounting Policy Disclosures.

In February 2021, the IASB published amendments to IAS 1 to require companies to disclose material information in order to improve the disclosures of their accounting policies and provide useful information to investors and other users of financial statements.

To help entities apply the amendments to IAS 1, the Board also amended IFRS Practice Statement No. 2 to illustrate how an entity can judge whether accounting policy information is material to its financial statements.

The amendments to IAS 1 will be effective for Financial Statement presentation periods beginning on or after January 1, 2023. Early application is allowed. If an entity applies those amendments to prior periods, it must disclose that fact.

The application of this amendment will generate impacts only in the disclosure of accounting policies in the Consolidated Financial Statements of Banco de Chile and its subsidiaries.

IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors. Definition of Accounting Estimate.

In February 2021, the IASB incorporated changes to the definition of accounting estimates contained in IAS 8, the amendments are intended to help entities distinguish changes in accounting estimates from changes in accounting policies.

The amendments to IAS 8 will be effective for Financial Statement presentation periods beginning on or after January 1, 2023. Early application is allowed.

The application of this amendment will not have an impact on the Consolidated Financial Statements of Banco de Chile and its subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

46.	New Accounting Pronouncements, continued:

IAS 12 – Income Tax. Deferred taxes related to assets and liabilities arising from a single transaction.

In May 2021, the IASB published amendments to IAS 12, to specify how companies should account for deferred taxes on transactions such as leases and decommissioning obligations.

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

The amendments are effective for the presentation periods of the Financial Statements beginning on January 1, 2023, and early application is allowed.

The implementation of this amendment will not have a material impact on Banco de Chile and its subsidiaries.

IFRS 16 – Leases. Recognition of the lease liability in a sale with leaseback.

In September 2022, the IASB published an amendment to IFRS 16 related to the recognition of the lease liability in a sale with leaseback.

The amendment specifies the requirements that a seller-lessee must use to quantify the lease liability that arises on sale and leaseback so that the seller-lessee does not recognize any gain or loss related to the right of use that it retains.

The modifications are effective for the periods of presentation of the Financial Statements that begin on or after January 1, 2024, and early application is allowed.

The implementation of this amendment will have no impact for Banco de Chile and its subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Subsequent Events:

a)	On January 6, 2023, a placement in the local market of senior, dematerialized and bearer bonds, issued by Banco de Chile and registered in the Securities Registry of the Financial Market Commission under number 11/ 2022 was carried out.

The specific conditions of said placement were the following: GI Series Bond, for a total amount of UF 4,000,000, maturing on September 1, 2035 and at an average placement rate of 2.61%.

b)	On January 26, 2023, the Board of Directors of Banco de Chile agreed to convene an Ordinary Shareholders’ Meeting for March 23, 2023 in order to propose, among other matters, the following distribution of profits for the year ended on December 31, 2022:

i.	Deduct and withhold from the net income of the year, an amount equivalent to the effect of inflation of the paid capital and reserves according to the variation of the Consumer Price Index that occurred between November 2021 and November 2022, amounting to Ch$542,504,045,836 which will be added to retained earnings from previous periods.

ii.	Distribute in the form of dividend the remaining profit, corresponding to a dividend of Ch$8.58200773490 to each of the 101,017,081,114 shares of the Bank.

Consequently, it will be proposed a distribution as dividend of 61.5% of the profits for the year ending December 31, 2022.

c)	On March 3, 2023, Banco de Chile informed the Financial Markets Commission that Mr. Alfredo Ergas Segal has ceased to hold office as Director of the Bank due to a supervening cause of incapacity arising from circumstances beyond his control. This was due to the fact that, within the framework of the corresponding periodic update at the Board meeting on December 22, 2022, a company in which Mr. Ergas is a Director was included as one of the Bank’s main clients, thus constituting the situation outlined in numeral 5 of subsection 3 of article 50 bis of Law 18,046 on corporations.

The aforementioned factual circumstances and the corresponding communication to the Superintendence of Pensions previously made by Mr. Ergas regarding the same matter, were reported by the Bank to the Commission for the Financial Market on December 30th.

In turn, by Resolution No. E-250 of March 3, 2021, the Superintendence of Pensiones has established the disability of Mr. Ergas, based on the verification of the cause of supervening disability referred to above.

By virtue of the foregoing, the Independent Alternate Director Mr. Paul Fürst Gwinner has assumed the role of Independent Regular Director, replacing Mr. Ergas in accordance with the procedure set forth in the Bank’s Bylaws.

d)	On March 16, 2023, a placement in the local market of senior, dematerialized and bearer bonds, issued by Banco de Chile and registered in the Securities Registry of the Financial Market Commission under number 14/ 2016 was carried out.

The specific conditions of said placement were the following: DG Series Bond, for a total amount of Ch$9,750,000,000, maturing on May 1, 2027 and at an average placement rate of 6.55%.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Subsequent Events, continued:

e)	On March 23, 2023, a placement in the local market of senior, dematerialized and bearer bonds, issued by Banco de Chile and registered in the Securities Registry of the Financial Market Commission under number 14/ 2016 was carried out.

The specific conditions of said placement were the following: DG Series Bond, for a total amount of Ch$11,250,000,000, maturing on May 1, 2027 and at an average placement rate of 6.55%.

f)	On March 23, 2023, at the Bank’s Ordinary Shareholders’ Meeting, our shareholders proceeded to the complete renewal of the Board of Directors, due to the end of the legal and statutory three-year term with respect to the Board of Directors that has ceased in its functions.

After the corresponding voting at the aforesaid meeting, the following persons were appointed as the Bank’s Directors for a new three-year term:

Directors:	Raúl Anaya Elizalde
Hernán Büchi Buc
Andrés Ergas Heymann
	Jaime Estévez Valencia	(Independent)
Julio Santiago Figueroa
Pablo Granifo Lavín
	Ana Holuigue Barros	(Independent)
Andrónico Luksic Craig
Jean Paul Luksic Fontbona
Sinéad O’Connor
Francisco Pérez Mackenna

First Alternate Director:	Paul Fürst Gwinner	(Independent)
Second Alternate Director:	Sandra Marta Guazzotti

Moreover, on March 23, 2023, in its Ordinary Session No. BCH 2,986, the Board of Directors of the Bank agreed to the following officer nominations and appointments:

Chairman:	Pablo Granifo Lavín
Vice Chairman:	Andrónico Luksic Craig
Vice Chairman:	Julio Santiago Figueroa

g)	On April 11, 2023, a placement in the local market of senior, dematerialized and bearer bonds, issued by Banco de Chile and registered in the Securities Registry of the Financial Market Commission under number 11/ 2022 was carried out.

The specific conditions of said placement were the following: GG Series Bond, for a total amount of UF 650,000, maturing on May 1, 2035 and at an average placement rate of 2.50%.

These Consolidated Financial Statements of Banco de Chile for the year ended December 31, 2022 were approved by the Directors on April 27, 2023.

In Management’s opinion, there are no other significant subsequent events that affect or could affect the Consolidated Financial Statements of Banco de Chile and its subsidiaries between December 31, 2022 and the date of issuance of these Consolidated Financial Statements.