Form 20-F
period 2023-12-31
BANK OF CHILE
filed 2024-04-26
CIK 1161125

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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
Rolando Arias Sánchez (rarias@bancochile.cl) (562)-2653-3535 Paseo Ahumada 251 Santiago, Chile
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing 200 shares of common stock, without nominal (par) value (“ADSs”)	BCH	New York Stock Exchange

Shares of common stock, without nominal (par) value (for listing purposes only)		New York Stock Exchange

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large, accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large, accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large, accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.☐  Yes ☐ No

i

SUMMARY OF RISK FACTORS

An investment in our ADSs is subject to a number of risks, including risks relating to the nature of our business as a financial institution in Chile. The following list summarizes some, but not all, of these risks. Please read the information in the section entitled “Risk Factors” for a more thorough description of these and other risks.

Risks Relating to our Operations and the Chilean Banking Industry

●	The growth of our loan portfolio in riskier segments may expose us to increased loan losses and require us to establish higher levels of allowances for loan losses in the future.

●	Our loan portfolio may not continue to grow at the same or similar rates as it has in the past as a result of changes in macroeconomic trends and reforms to banking and non-banking rules.

●	Stricter banking regulations, particularly with regards to capital adequacy, liquidity, credit risk provisioning, consumer protection, and bankruptcy may constrain our operations and thereby adversely affect our financial condition and results of operations.

●	The Chilean market for financial services is highly competitive. We compete with Chilean and foreign banks, and with other providers of financial services that are not part of the banking industry. Accordingly, competition within this market is increasing as banks and other non-banking competitors are continuously incorporating new and tailored products and services, while striving to improve service quality and to accelerate digital transformation. These dynamics may adversely impact our results of operations as they may translate into higher interest rates paid on deposits and lower interest rates earned on loans, resulting in decreased net interest margins.

●	Our results of operations depend greatly on our net interest income. As a result, our results of our operations are affected by interest rate volatility and inflation. Changes in nominal interest rates and inflation could affect the interest rates earned on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities, resulting in net income reduction. Inflation and interest rates are sensitive to several factors beyond our control, including the Central Bank’s monetary policy, deregulation of the Chilean financial sector, local and international economic developments and political conditions, among other factors.

●	The preparation of our financial statements requires management to make judgments and estimates that affect the amounts of assets, liabilities, income and expenses reported in our financial statements. Estimates and assumptions are based on historical experience, expert judgment and other factors, including expectations of future developments under certain alternative scenarios. Although assumptions and estimates are evaluated and revised on a continuous basis, we cannot rule out that projected scenarios could dramatically change in the short term, causing a severe impact on fundamentals and estimates, which could have a material impact on our results of operations and financial position.

●	Operational problems, fraud, errors, criminal events or terrorism or other events relating to force majeure may have a material adverse impact on our business, financial condition and results of operations.

●	Despite our policies and procedures to detect or prevent money laundering and other financial crime activities, we may not be able to fully detect them or on a timely basis.

●	Cybersecurity events or interruptions could negatively affect our reputation or results of operations and may result in litigation.

Risks Relating to Chile

●	Our core business and transactions are with customers doing business in Chile. Accordingly, our ability to grow our business volumes and results of operations, as well as enhance our financial condition, in general, depends on the dynamics of the Chilean economy or the effects of economic developments in other countries affecting Chile, and specific macroeconomic variables such as inflation, unemployment, interest rates, consumption and private investment. If the Chilean economy stagnates or falls into recession, such an occurrence could have an adverse effect on our business growth and the business growth of the Chilean banking industry in general.

●	Our current credit ratings determine the cost and the terms upon which we are able to obtain funding in the ordinary course of business. Rating agencies regularly evaluate us by considering diverse factors, including our financial strength, the business environment and the economic backdrop in which we operate. Thus, any downgrade in Chile’s or our credit rating could increase our cost of funding, affecting our interest margins, results of operations and profitability.

●	Changes in tax law could adversely affect our net income and could also result in higher taxes on distributions to our foreign shareholders.

●	There are various financial and non-financial risks associated with climate change which could impact macroeconomic variables in Chile and manifest themselves differently across our risk categories in the short, medium and long terms. Physical risks from climate change include acute risks as well as consequences of chronic changes in climate. These could have adverse financial, operational and other impacts on us, both directly on our business and operations, and indirectly as a result of impacts to our customers, suppliers and other counterparties. Additionally, transition risks may arise from changes in regulations or market preferences toward low-carbon industries or sectors, which in turn could have negative impacts on asset valuation, our results of operations or our reputation.

●	Currency fluctuations could adversely affect our results of operations, the value of our ADSs and any distributions on the ADSs.

●	Chile has corporate disclosure standards different from those you may be familiar with in the United States.

●	Chilean law may provide shareholders with fewer and less well-defined rights.

●	Our operations are highly dependent on the Chilean political and social environment, as most of our customers and borrowers do business in Chile. Thus, our results of operations, including asset quality and profitability, could be negatively impacted by unfavorable political and diplomatic developments, social instability or unrest, as well as dramatic changes in public policies, including expropriation, nationalization, international ownership legislation, interest rate caps and tax policy.

●	We are a party to collective bargaining agreements with various labor unions to which most of our employees belong. Disputes regarding the terms of these agreements, our potential inability to negotiate acceptable contracts with these unions, could result in strikes, work stoppages, or other slowdowns by the affected workers, among other things. In addition, recent and pending changes to Chilean labor laws and the pension and health system may increase uncertainty, costs and risk related to certain customers. Therefore, reforms to labor, health and pension laws as well as labor strikes or slowdowns could adversely affect our results of operations.

●	Pandemics, epidemics, and other diseases and health events may affect both the global and the Chilean economy, our business or results of operations and our financial condition.

Risks Relating to our American Depositary Shares (“ADSs”)

●	Our principal shareholders are in a position to elect a majority of the members of our board of directors and control all matters decided by a shareholder vote, including the approval of fundamental corporate transactions. Therefore, they may have interests that differ from those of our other shareholders and their significant share ownership may have an adverse effect on the future market price of our ADSs and shares.

●	There may be a lack of liquidity and a limited market for our shares and ADSs, which could increase the volatility of the price of our ADSs.

●	ADS holders may exercise voting rights associated with common stock only in accordance with the deposit agreement governing our ADSs. Accordingly, ADS holders will face practical limitations when exercising their voting rights because ADS holders must first receive a notice of a shareholders’ meeting from the Depositary and may then exercise their voting rights by instructing the Depositary, on a timely basis, on how they wish to vote. In addition, although Chilean law requires that we grant preemptive rights to all of our shareholders (including holders of ADSs) whenever we issue new shares, such an offering may not be possible unless a registration statement under the Securities Act is effective with respect to such rights and shares, or an exemption from the registration requirements thereunder were available. As a result, ADS holders may be unable to exercise voting rights at shareholders’ meetings and preemptive rights.

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

Words such as “believe,” “anticipate,” “plan,” “aims,” “seeks,” “expect,” “intend,” “target,” “objective,” “estimate,” “project,” “potential,” “predict,” “forecast,” “guideline,” “could,” “may,” “will,” “should” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements may relate to (i) our asset growth and financing plans, (ii) trends affecting our financial condition or results of operations and (iii) the impact of competition and regulations but are not limited to such topics. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those described in such forward-looking statements included in this annual report as a result of various factors (including, without limitation, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates and operating and financial risks), many of which are beyond our control. The occurrence of any such factors not currently expected by us could significantly alter the results set forth in these statements.

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

●	changes in general economic, business, political or other conditions in Chile, or changes in general economic, geopolitical or business conditions in Latin America, the United States, Europe or Asia, including Russia’s continued invasion of Ukraine and the military conflict between Israel and Hamas;

●	changes in capital markets in general that may affect policies or attitudes towards lending to Chile or Chilean companies;

●	increased costs;

●	increased competition and changes in competition or pricing environments, including the effect of new technological developments;

●	unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms;

●	natural disasters, epidemics or pandemics;

●	the effect of tax laws on our business; and

●	the factors discussed under “Item 3. Key Information—Risk Factors.”

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

Unless otherwise indicated, the financial information included in this annual report with respect to 2021, 2022 and 2023 has been derived from financial statements that have been prepared in accordance with IFRS. See Note 2(a) to our audited consolidated financial statements as of and for the year ended December 31, 2023, appearing elsewhere in this annual report. IFRS differs in certain significant respects from Chilean Generally Accepted Accounting Principles (the “Chilean GAAP”) as issued by the Comisión para el Mercado Financiero (“Financial Market Commission” or “CMF”). As a result, our financial information presented under IFRS is not directly comparable to any of our financial information presented under Chilean GAAP. Accordingly, readers should avoid such comparison.

In this annual report, references to “$,” “U.S.$,” “U.S. dollars” and “dollars” are to United States dollars, references to “pesos” or “Ch$” are to Chilean pesos (see Note 2(f)) to our audited consolidated financial statements as of and for the year ended December 31, 2023, appearing elsewhere in this annual report), and references to “UF” are to “Unidades de Fomento.” The UF is an inflation indexed Chilean monetary unit of account with a value in Chilean pesos that is linked to and adjusted daily to reflect changes in the Consumer Price Index (“CPI”) of the Instituto Nacional de Estadísticas (the “Chilean National Statistics Institute”). As of December 31, 2023, and April 19, 2024, one UF equaled Ch$36,789.36 and Ch$37,207.48, respectively.

This annual report contains translations of certain Chilean peso amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the Chilean peso amounts actually represent such U.S. dollar amounts, were converted from U.S. dollars at the rate indicated in our audited consolidated financial statements as of and for the year ended December 31, 2023, or could be converted into U.S. dollars at the rate indicated. Banco de Chile utilizes the exchange rate of accounting representation, or spot exchange rate, for such matters. Thus, unless otherwise indicated, the U.S. dollar amounts have been translated from Chilean pesos based on the exchange rate of accounting representation as of December 29, 2023, as determined by our Treasury on a daily basis, based on the average of the daily closing bid and offer rates reported by Bloomberg for the Santiago Stock Exchange. As of December 29, 2023 (the latest practicable date) and April 19, 2024, the exchange rates of accounting representation were Ch$874.35= U.S.$1.00 and Ch$956.12= U.S.$1.00, respectively. As of the same dates, the observed exchange rates, as published by Banco Central de Chile (the “Central Bank”), were Ch$884.59= U.S.$1.00 and Ch$968.44= U.S.$1.00, respectively.

v

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

These definitions for Total Capital or Regulatory Capital took effect on December 1, 2021. For more information, see “Item 3. Key Information—Risk Factors—Risks Relating to our Operations and the Chilean Banking Industry— Stricter banking regulations and changes in law may constrain our operations and thereby adversely affect our financial condition and results” and “Item 4. Information on the Company—Regulation and Supervision—Modifications to the General Banking Act.”

Certain figures included in this annual report and in our audited consolidated financial statements as of and for the year ended December 31, 2023, have been rounded for ease of presentation. Percentage figures included in this annual report have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this annual report may vary slightly from those obtained by performing the same calculations using the figures in our audited consolidated financial statements as of and for the year ended December 31, 2023. Certain other amounts that appear in this annual report may similarly not sum due to rounding.

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

We are also subject to market risks that are presented both in this subsection and in Note 44 to our audited consolidated financial statements as of and for the year ended December 31, 2023, appearing elsewhere in this annual report.

Risks Relating to our Operations and the Chilean Banking Industry

The growth of our loan portfolio in riskier segments may expose us to increased loan losses.

During the last five years, our total loan portfolio has grown at a compounded average growth rate (“CAGR”) of 6.2% per year. This expansion has been primarily fostered by growth in both residential mortgage (8.9% per year on average) and commercial loans (5.3% per year on average) and, to a lesser extent, by growth in consumer loans (3.7% per year on average), all in nominal terms. Nominal average growth in residential mortgage loans has been a result of both the significant demand for housing in years preceding the COVID-19 pandemic, which tended to recede in the three most recent years due to the increase in long-term interest rates and inflation that remained well above the medium-term target inflation range set by the Chilean Central Bank for most of this three-year period. In a more marked fashion, nominal average expansion in commercial loans has steadily decelerated over the last five years, particularly due to weakened demand from the wholesale banking segment, firstly, due to the economic consequences of the COVID-19 pandemic on the overall economic activity and, later on, due to the political and economic uncertainty experienced in Chile over the last two years as a result of two consecutive failed attempts to change the constitution and the government’s intention to introduce major reforms in key economic sectors, such as pension funds, the healthcare system and the tax system. These drivers have also adversely affected the expansion of commercial loans granted to small and medium enterprises (“SMEs”), the launch of successive state-guaranteed loan programs by the government has permitted —to some degree— mitigate the impact in this sub-segment. Nevertheless, given the prevailing economic outlook, loans to SMEs slowed down significantly in 2022, trend that continued all through 2023 and growing below inflation. In the case of consumer loans, this lending business was significantly impacted by the effects of the pandemic, given several factors but particularly due to the liquidity surplus generated by financial support deployed by the Chilean government and congress. Accordingly, consumer loans contracted 12.9% in 2020. Thereafter, when liquidity began to decrease and based on our efforts to improve value offerings for targeted segments, the demand for loans reactivated, which resulted in expansions of 7.6% in 2021 and 17.6% in 2022, when we recovered pre-pandemic levels of consumer loans. However, in 2023 our consumer loans evidenced a slowdown by growing 6.3% on an annual basis, which resulted from the combination of a deceleration in installment loans and increased balances of loans related to credit cards. Overall, the slowdown in consumer loans has been linked to the evolution of the economic situation, characterized by lowered GDP growth, higher-than-normal interest rates and increased unemployment. For the year ended December 31, 2023, our loan portfolio was Ch$37,651,274 million, which represented a 2.5% annual increase as compared to the Ch$36,726,297 million we recorded as of December 31, 2022. Instead, our allowances for loans losses decreased 13.6% on an annual basis from Ch$821,609 million in 2022 to Ch$710,187 million in 2023. As expected, throughout 2023 we witnessed a normalization in expected credit losses from the levels seen in 2022 particularly in the retail banking segment, as most of the drivers conducting an extraordinary positive payment behavior in 2022, such as the excess of liquidity in the economy produced by special aid measures to face the pandemic disappeared. Improved probabilities of default also helped to normalize expected credit losses in 2023, which coupled with the expectation of a better economic environment in 2024, including neutral interest rates, inflation expected to return to the Central Bank’s target range and GDP expansion aligned with growth potential. Additionally, during 2023 we incurred in charge-offs amounting to Ch$434,427 million in comparison with Ch$265,479 million in 2022. All these factors contributed to the decline in credit risk allowances. As a result, our risk-index ratio (allowances for loan losses to total loans) decreased from 2.24% in 2022 to 1.89% in 2023.

We recognize that the expansion experienced by our retail banking segment over the last years may expose us to higher levels of charge-offs and may require us to establish higher levels of allowances for loan losses in the future. This is due to the fact that the average retail customer is riskier than the wholesale banking counterparties, since they are more exposed to the economic cycle than wholesale customers as evidenced during the downturn caused by the COVID-19 pandemic and former economic and financial crises. For example, individuals are impacted by economic factors such as unemployment and SMEs are impacted by economic conditions affecting domestic demand. For this reason, we are constantly striving to develop and utilize improved scoring and approval models, while strengthening our collection procedures in order to mitigate the risks associated with this business growth.

Our loan portfolio may not continue to grow at the same or similar rates as it has in the past.

Our results of operations depend on our ability to grow our loan portfolio in a credit-sustainable way. During the decade ending in 2013, the loan portfolio of the Chilean banking industry recorded double-digit growth, fostered by increased banking penetration of: (i) lower and middle income segments and (ii) small and medium-sized companies, which resulted in a marked expansion in consumer, mortgage and commercial loans. Since that time, loan growth has been more volatile reflecting increased volatility in the Chilean economy and diverse reforms on general matters, including both banking and non-banking rules. In 2020, the COVID-19 pandemic resulted in a GDP contraction of 6.1% for the Chilean economy and a surge in average unemployment rate from 7.2% in 2019 to 10.8% in 2020. In this environment, the loan portfolio of the local banking industry grew only 2.4% in nominal terms (excluding operations of subsidiaries abroad), prompted by both residential mortgage loans, which continued to be decoupled from economic dynamics, and the government support program of guaranteed loans for SMEs and middle market companies, which supported a moderate increase in commercial loans balances. Consumer loans, instead, were substantially affected by the economic scenario through lower disposable income and the deteriorated payment capacity of borrowers. In 2021, the local economy displayed a significant rebound, as reflected by GDP growth of 11.7%, and, the industry’s loan portfolio grew 10.1% in nominal terms (excluding operations of subsidiaries abroad), primarily driven by: (i) the real estate market that continued to be decoupled from economic fundamentals, (ii) the surge of loan balances indexed to UF as a result of higher-than-normal inflation as reflected by Consumer Price Index (CPI) variation of 7.2%, and (iii) the effect of a new government support program for SMEs launched in February 2021. All of these factors positively impacted both residential mortgage loans and commercial loans, which grew by 13.5% and 9.0% in nominal terms, respectively. To a lesser degree, higher-than-normal levels of household spending, prompted by increased liquidity among individuals produced by pension funds withdrawals, had a second-round effect on consumer loans, which increased 6.7%. In 2022 the Chilean economy displayed a sharp slowdown by recording a GDP growth of 2.4%, in accordance with the expected adjustment after a period of economic expansion prompted by non-recurrent factors. This performance was caused by a significant deceleration of both household consumption that grew 2.9% and private investment that increased 2.8% when compared to 2021. The deceleration was caused by the monetary policy tightening deployed by the Chilean Central Bank, which raised the monetary policy interest rate from 4.00% in December 2021 to 11.25% in December 2022 in an attempt to halt and reverse the upward trend in inflation that reached 12.8% in 2022, measured as CPI variation. Based on this environment, the industry’s loan portfolio grew 10.1% in nominal terms, which represented an annual contraction of 2.8% in real terms, due to: (i) a real contraction of 5.7% in commercial loans, in line with the deceleration in private investment, (ii) a steady deceleration of residential mortgage loans that grew 0.9% in real terms in 2022, because of higher long-term interest rates, inflation expectations that remained above the Central Bank’s target range and stricter credit requirements, and (iii) consumer loans that increased only 0.4%, principally due to lower demand and more prudent policies undertaken by banks.

In 2023, the Chilean economy deepened the deceleration observed in the previous year by evidencing slight GDP expansion of 0.2%. This performance was supported by annual contractions of 1.1% and 5.2% in private investment (gross fixed capital formation) and household consumption, respectively, which were to some degree offset by an improved balance of trade (exports minus imports). These drivers had a direct adverse impact on the labor market by leading to an increase in the average unemployment rate from 7.9% in 2022 to 8.7% in 2023. The sharp contraction in household consumption was primarily steered by a longer-than-expected monetary contractionary policy that resulted in a reference interest rate that remained at 11.25% until July 2023, which translated into increased borrowing costs, particularly for individuals. Likewise, the extinction of the liquidity surplus also contributed to constrained consumption. On the other hand, the decrease in private investment was mainly driven by uncertainties associated with the social, political and economic landscapes, in connection with two consecutive constitutional processes carried out in 2022 and 2023, and diverse reforms sponsored by the government aimed at introducing material changes to crucial economic areas, including pension funds, the healthcare system and taxes. Likewise, lengthy approval processes for high-impact investment projects also discouraged investors from undertaking long-term ventures. All these factors resulted in a business sentiment that remained in negative territory while influencing the willingness to invest by companies. As a consequence, lending activity was restrained across almost all business segments, but particularly in wholesale banking. Thus, our loan portfolio grew 2.5% in 2023 in nominal terms, which means a 2.2% annual contraction when adjusting by inflation. This slowdown was primarily attributable to a nominal annual decrease of 1.4% in commercial loans, or 5.9% contraction in real terms, which was mainly concentrated in lowered demand from the wholesale banking segment and moderate growth among SMEs, due to the factors mentioned above. On personal banking, instead, our residential mortgage loans grew 7.8% and our consumer loans increased 6.3%, both in nominal terms, evidencing slight real growth when adjusting by inflation. Whereas residential mortgage loans continued to be decoupled from the overall economic environment due to the dynamics in the housing market, the increase in consumer loans was principally driven by higher growth in credit card related loans, due to both, lower liquidity among individuals and enhanced commercial strategies we implemented throughout the year in order to promote the use of credit cards among targeted segments.

Going forward, many factors could adversely affect the growth rate of the industry and, therefore, the expansion of our loan portfolio. This includes, but is not limited to: (i) a slowdown or negative GDP growth in the Chilean economy, (ii) deceleration or contraction in household consumption or private investment spending, (iii) changes in banking customers’ payment behavior, (iv) changes in banking regulation, (v) deterioration of consumer confidence and business sentiment as a consequence of increased uncertainty regarding the economic activity or the social and political environments, (vi) reforms to be introduced by the current administration in many fields of the economic system, including the pension, tax and healthcare systems, among others, (vii) increasing barriers or failures to streamline current approval processes for high-impact investment projects, (viii) any new attempt to change core constitutional principles, and (ix) any effect related to social trends, social unrest, pandemics or any event affecting the growth potential of the Chilean economy. Similarly, this could affect our credit quality indicators causing us to establish higher allowances for loan losses.

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

Basel III Implementation

In 2018, the Chilean Congress passed modifications to the General Banking Act in various sections by means of Law No. 21,130 that was enacted on December 27, 2018, and subsequently published on January 12, 2019. This law addresses four main topics aimed at modernizing the Chilean banking framework by: (i) adopting the Basel III guidelines, considering a phased-in transition (the implementation date was postponed from December 2020 to December 2021 in light of the impact that the COVID-19 pandemic had on the economy), (ii) introducing changes to the local regulator’s corporate governance by transferring powers formerly vested in the Superintendencia de Bancos e Instituciones Financieras de Chile (the “Superintendency of Banks and Financial Institutions” or “SBIF”) (the former banking supervisor) to the CMF in June 2019, (iii) reforming the resolution regime for Chilean banks in the case of insolvency, and (iv) introducing changes in relation to confidential information of banks’ customers, among others topics. For more information, see “Item 4. Information on the Company—Regulation and Supervision— Modifications to the General Banking Act.”

Regarding the Basel III guidelines, in May 2019, the CMF began the publication for comment in respect of their rule-making on a diverse and wide array of topics associated with this framework. By December 2023, all the final rules related to Basel III had been issued by the CMF.

Regarding capital requirements, since December 1, 2021, new regulatory thresholds have been imposed on local banks, based on the specific regulations issued by the CMF, as follows: (i) CET1 ≥ 4.5% of risk-weighted assets (CET1 ratio); (ii) CET1 ≥ 3.0% of total risk assets (Leverage ratio); (iii) Tier 1 = CET1 + AT1 ≥ 6.0% of risk-weighted assets (Tier 1 ratio); (iv) Tier 1 + Tier 2 ≥ 8.0% of risk-weighted assets (Total Capital ratio); (v) Conservation Buffer = 2.5% of risk-weighted assets; (vi) Countercyclical Buffer of up to 2.5% of risk-weighted assets, if any; (vii) Systemically-Important Banks (“D-SIB”) Buffer (“systemic buffer”) in the range of 1.0% to 3.5% of risk-weighted assets, if any; and (viii) Pillar 2 Buffer of up to 4.0% of risk-weighted assets, if any.

On March 31, 2021, the CMF announced that based on the information provided by local banks for the year ended December 31, 2020, there were six domestic systemically important banks, including us, which would be subject to systemic buffers to be determined by means of the CMF’s methodology. On March 30, 2022, the CMF announced the systemic buffers for the six previously-determined systemically important banks. Based on the CMF’s methodology, we were assigned a systemic buffer equivalent to 1.25% of risk-weighted assets on us, which is being gradually introduced over a four-year period starting December 1, 2022, at an annual and cumulative rate of 25% every year, completing the 1.25% (if maintained unchanged) on December 1, 2025. On March 31, 2023, the CMF reaffirmed the 1.25% buffer on us, which was due to be completed on December 1, 2025, as mentioned earlier. Accordingly, by December 2023, we were subject to a phased-in systemic buffer of 0.625%. On April 1st, 2024, the CMF announced the systemic buffers for systemically important banks and reaffirmed the 1.25% buffer on us to be completed by December 2025.

In addition, on May 23, 2023, the Chilean Central Bank activated a countercyclical buffer for the local banking system amounting to 0.5% of the banks’ risk-weighted assets, starting May 2024. According to the Central Bank’s Board, the countercyclical buffer was set as a prudential measure in view of the increased uncertainty regarding the likelihood of a severe external shock. Although the probability of this kind of shock is low, its occurrence could have a significant negative effect on the economy, in which case the countercyclical buffer would be released in order to mitigate the second-round effects on lending for individuals and companies.

Moreover, on January 13, 2023, we received communication from CMF stating that, based on the overhaul of our Internal Capital Adequacy Assessment Process for the year ended December 31, 2022, as defined by RAN 21-13, we are subject to a Pillar 2 capital requirement equivalent to 0.5% of our risk-weighted assets, to be completed in a four-year period starting June 30, 2024, at an annual rate of 25%. On December 12, 2023, the CMF published for public comment a proposal of modifications to RAN 21-13 related to: (i) removing the 15% threshold of the CET1 Capital which currently determines potential capital requirement for an amount equivalent to the excess of long-term interest rate risk in the banking book over such threshold, as to allow the CMF to impose capital requirements for the full amount of long-term and short-term interest rate risk in the banking book together, (ii) clarifying the way by which banks should incorporate Pillar 2 capital requirements when determining their internal capital objectives, and (iii) determining that the Internal Capital Adequacy Assessment Process Report should not exceed 50 pages, among other topics. As of the date of this annual report, no final regulation on this matter has been published by the CMF.

Although based on these buffers we continue to be in full compliance with minimum requirements, we cannot be certain about any further potential capital buffers the regulator could impose to us and, therefore, we cannot assure you that our profitability will not be impacted by actions we may take in order to fulfill new regulatory thresholds. For more detailed information on specific regulations currently in effect, capital thresholds and compliance, see “Item 4. Information on the Company—Regulation and Supervision—Modifications to the General Banking Act.”

Regarding banking resolution, on January 31, 2023, the CMF published a white paper “Guidelines for a new banking resolution framework and deposit insurance in Chile” for comment until July 31, 2023. The white paper proposed the creation of a new agency, with financial and operating independence, in charge of both the administration and resolution of deposit insurance. In business-as-usual times, this entity should develop contingency and resolution plans for systemically-important banks. In times of crisis, this agency would be responsible for the resolution process. Systemically-important banks should have to comply with a loss absorption capital requirement of at least 1.0% of total assets to ensure an equity level that facilitates the stabilization scheme, including a bail-in mechanism amount that would not be computed as Total or Regulatory Capital for capital adequacy purposes. However, if not fulfilled, restrictions to dividend distribution would apply for banks. Likewise, the paper discusses the key topics of an insurance deposit scheme, which should be funded by banks that apply for its use. Although the CMF has not proposed specific changes to the banking regulation on the key topics addressed by the white paper, on November 28, 2023, the regulator introduced some changes to Chapter 19-1 of Recopilación Actualizada de Normas regarding prompt regularization of distressed banks by: (i) establishing the way and timeframe to inform CMF about the occurrence of any of the events described in Article No. 112 of the General Banking Act associated with facts such as non-compliance with minimum capital or liquidity requirements, incurring financial losses, non-compliance with legal provisions, among others, and (ii) defining minimum technical skills and adequacy to be fulfilled by the delegated inspector and provisional manager as referred to in Article No. 117 of the General Banking Act and by the bank’s liquidator as referred to in Article No. 130 of the General Banking Act in case of distressed banks. As of the date of this annual report, the CMF has not yet introduced further modification on the topics addressed by the white paper and, therefore, we cannot assure you that the implementation of a new resolution framework will not have an impact on our profitability, since as a systemically-important bank we could be subject to further capital requirements if this or another framework is adopted by the Chilean regulator in the future.

Liquidity Requirements

Since 2016 banks have been required to report and monitor liquidity ratios, such as Liquidity Coverage Ratio (“LCR”) and Net Stable Funding Ratio (“NSFR”), for information purposes only. Through amendments to Chapter III.B.2.1 of the Compendio de Normas Financieras (the Compendium of Financial Norms) on May 4, 2018, and March 8, 2022 the Central Bank set minimum requirements for both the LCR and the NSFR. Accordingly, the regulatory limit for LCR became 100% in June 2022 while the threshold for NSFR was also set at 100% although being phased-in over a four-year period starting in June 2022 at 60% and increasing 10% on January 1 of each year until reaching 100% on January 1, 2026. Likewise, in the last amendment to the Chapter III.B.2.1 of the Compendio de Normas Financieras the Central Bank also: (i) removed the regulatory limit for 30-day and 90-day cash flows mismatches in local currency as measured by C46 index while maintaining the limit for 30-day cash flows mismatches in foreign currency as measured by the C46 index, and (ii) introduced specifications on the treatment of securities pledged as technical reserve (arising from demand deposits levels) in order to take them into account as high quality liquid assets. As part of the same amendment, the Central Bank established that banks are required to carry out an annual Internal Liquidity Adequacy Assessment Process (“ILAAP”). The final rules associated with ILAAP were published on January 16, 2023. The possibility of imposing additional High Quality Liquid Assets (“HQLA”) requirements based on the information disclosed in the ILAAP will be in effect as of April 2025. As of December 31, 2023, our LCR and NSFR were 289% and 127%, respectively, and we were in full compliance with the prevailing regulatory requirements. Regardless of the current levels of these ratios, we cannot assure you that we will remain in compliance with regulatory requirements if, based on the ILAAP results, the regulator requires us to maintain greater amounts of HQLA. This could also lead us to acquire lower-margin financial instruments, which could have an adverse effect on results of operations and profitability.

Changes in Credit Risk Methodologies

Over the last decade, the CMF (previously, the SBIF) has developed and required banks to adopt diverse standardized methodologies for the determination of probabilities of default (“PD”) and loss given default (“LGD”) parameters used to calculate expected credit losses under Chilean GAAP. Thus, in 2011 the CMF introduced a new standardized provisioning method for the individually assessed portfolio. Later, in 2014, a new standardized provisioning model for residential mortgage loans was established. In 2018, the standardized approach was extended to the commercial loans in the group-based evaluated portfolio, which was supplemented in 2021 with a more precise treatment for certain sub-segments of this portfolio to achieve further alignment to Basel III. None of these rules had any impact on our results of operations under IFRS or material impact on our results of operations under Chilean GAAP. More recently, in November 2022 and October 2023, the CMF published for comment a standardized methodology to compute expected credit losses for consumer loans with matrices for PD and LGD based on certain risk drivers. Final rules on this matter were published by the CMF on March 8, 2024 through Circular No. 2,346 and are expected to go into effect starting January 2025. This new methodology will not have any impact on our operational results or financial condition under IFRS. On the other hand, based on the information available as of the date of this annual report, the adoption of such new methodology is expected to have an adverse impact ranging from Ch$60,000 million to Ch$65,000 million on our operational results, before income tax, under Chilean GAAP. In order to address this adverse impact under Chilean GAAP, the Bank has resolved to reduce additional allowances for an equivalent amount at the time the new methodology is implemented. We cannot be certain that future changes, especially in the provisioning rules or related definitions, will not affect our results under IFRS or Chilean GAAP, as applicable.

For more detailed information on the changes in credit risk methodologies introduced by the CMF see “Item 4. Information on the Company—Regulation and Supervision—Credit Risk Provisioning.”

New Legislation, Other Bills and Regulatory Guidelines affecting the Banking Business

Additionally, during the last years, several legal and administrative regulations have been enacted and amended to strengthen consumer protection and the relationship between financial institutions and their customers.

For instance, in May 2020, the Chilean Congress passed the Law 20,009 that increases liabilities of payment service providers (such as banks) in cases of fraudulent transactions in credit and debit cards, and in electronic funds transfers. This legislation has resulted in a sharp increase in our liabilities towards customers due to digital fraud during recent years, which has also resulted in increased operational write-offs. For the year ended on December 31, 2023, we incurred net operational write-offs (gross operational losses less recoveries) due to external fraud of Ch$18,050 million, which compares to Ch$7,416 million and Ch$10,392 million in 2021 and 2022, respectively. This upward trend is primarily attributable to the impact of this law and potential self-fraud cases carried out by certain customers. In November 2023, a bill to reform this law was introduced aiming to reduce the number of transactions that were unrecognized by customers despite being initially consented as valid operations by them. Some of the changes included in the bill are: (i) requesting an affidavit to the customer making the claim, as a deterrent measure against malicious ignorance of transactions actually carried out, (ii) authorizing the CMF to regulate minimum security, registration and authentication standards for this operations, (iii) reviewing and adjust the minimum amount of money to be restored to the customer (currently UF 35 or Ch$1.3 million as of December 31, 2023) through administrative regulations rather than by law, and (iv) establishing a special procedure to suspend the restitution of the claimed funds when there is sufficient evidence of the existence of fraud or gross negligence. Although we have implemented an array of measures and campaigns with our customers and have been able to adequately mitigate the impact of this legislation so far, we cannot assure you that we will not continue to see an increase in our liabilities or operational write-offs as a result of this legislation. For further information on the obligations and liabilities imposed by, and characteristics of, this legislation, see “Item 4. Information on the Company—Regulation and Supervision—Consumer-Oriented Regulation.”

In December 2021, Law No. 21,398 was enacted. Among other measures to enhance consumer protection, this law introduced rules, such as: (i) requiring a competent court to construe certain provisions in favor of the consumer in court procedures, (ii) imposing new obligations applicable to financial service providers in connection with certain products, (iii) introducing new minimum requirements for pre-payments in credit transactions, and (iv) obligation to carry out an economic solvency analysis before contracting a credit product and inform the consumer of the result of said analysis, among other measures. On April 21, 2022, the Ministry of Economy, Development and Tourism published the Regulation on Analysis of Economic Solvency and Information to Consumers. This regulation, which will come into force on May 3, 2024, establishes the requirements that such economic solvency analysis must contain. These new measures may increase our due diligence, operating and legal costs, affect the growth of our customer base and increase the costs associated with the management of our consumer loan portfolio. However, as of the date of this annual report, we cannot yet ascertain its impact, if any, on our results of operations in the future.

In addition, another bill that regulates the protection and processing of personal data continues to be discussed in the Congress. This bill pursues to improve the rules relating to the processing of personal data of individuals, so that it is carried out with the consent of the owner of such data or in cases authorized by law, ensuring standards of quality, information, transparency and security. Likewise, it creates the Personal Data Protection Agency, a public body in charge of ensuring the protection of personal data. For companies fines may consider: (i) a written warning of up to UTM 100 (Ch$6.4 million as of December 31, 2023) for minor infraction; (ii) the sum equivalent to 2% of annual revenues from sales and services up to UTM 10,000 (Ch$642 million as of December 31, 2023) for serious violations, (iii) the amount equivalent to 4% of the annual revenues from sales and services up to UTM 20,000 (Ch$1,284 million as of December 31, 2023) for very serious violations. This could require changes in our current procedures in order to duly comply with these standards of data privacy protection, which, in turn, may affect our results of operations if enacted.

There are several bills introduced in recent years that would modify matters related to loans and credit products, such as interest rate ceilings, prepayment fees and the possibility of capitalizing interests. Some of them also aim to ease the financial burden of certain banking borrowers, such as SMEs and individuals. These bills introduced during recent years, if enacted, may increase the costs of our consumer loan and mortgage products by setting higher mandatory protections for customers.

A bill entered on November 10, 2023 which, among other modifications, includes a modification to Law No. 18,010, indicates that the CMF will regulate the calculation or the variables to calculate the minimum monthly payment required from credit card holders as a result of the billed purchases or cash withdrawals.

There are other bills currently being discussed in Congress proposing the creation of a consolidated debt registry administered by the CMF that will collect information on the delinquent debt as well as the current debt of each client and the grant of new sanctioning powers to SERNAC.

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

Law No. 21,389, which creates an alimony debtor registry, came into effect in November 2022. This law requires banks and other financial service providers to retain amounts of credits granted to debtors that are registered in such registry, for the purpose of paying overdue alimonies. It further imposes fines on banks and financial institutions that do not consult the registry and do not withhold the amount specified. These fines amount to twice the money the bank should have withheld. For the year ended December 31, 2023 four Chilean banks, excluding us, were fined for not complying with the provisions of this law. Although we have had to adequate our management information systems and procedures to address the requirements of this piece of ruling and we have been able to comply with it so far, we cannot assure that we will be able to continue complying with the provisions defined if we do not have access to timely and adequate information or our management information systems do not suitably discriminate customers’ information.

Law No. 21,365 was enacted in 2021, regulating interchange fees in the payment cards market in Chile. An autonomous and technical committee was created to determine, on a periodic basis, the fees or rates to be charged by payment card issuers such as banks (“Interchange Rates”) to the operating companies (acquirers). The technical committee is comprised of four members, each one appointed by each of the following institutions: The Central Bank; the CMF; the Office of National Economic Prosecution (Fiscalía Nacional Económica); and the Ministry of Finance. This committee had six months to announce the first transitory limits and, afterwards, Interchange Rates will be reset every three years. On February 5, 2022, the committee announced new preliminary maximum fees of 0.6% for debit cards, 1.48% for credit cards and 1.04% for prepaid cards. On February 22, 2023, the technical committee determined the definitive scheme that will be applicable in Chile by defining a maximum interchange fee of 0.35% for debit cards and 0.80% for credit and prepaid cards. These new limits went into effect in October 2023, and from that date current limits will converge to the new ones during a phase-in period that will take 18 months. For the year ended December 31, 2023, we estimate the impact of this change amounted to approximately Ch$2,900 million of gross revenues. For the fiscal year 2024, the impact of the new interchange fees is expected to amount to approximately Ch$22,500 million of lower gross revenues, which is still not material. Thus, although we believe the new limits —as currently known— will not have a material impact on our results of operations, given the uncertainty on the limits that could be determined by the technical committee in the future, we cannot yet assure you whether this new regulation will have a negative impact on the banking industry and on our results of operations in the long term or not.

In September 2023 a Chilean private consumer body requested to the Chilean Antitrust Court (Tribunal de Defensa de la Libre Competencia) to initiate a regulatory recommendation process in order to propose to the President of Chile the draft of a bill to be discussed in the Chilean Congress, to regulate the participation of conglomerates in the Chilean economy. As of the date of this annual report this process is in course.

Future changes in regulations may also cause us to face increased compliance costs and limitations on our ability to pursue certain business opportunities and provide certain products and services. As some banking laws and regulations have been recently adopted, the way they are applied to the operations of financial institutions is still evolving. We cannot generally assure that laws or regulations will be adopted, enforced or interpreted in a manner that will not have a material adverse effect on our business and results of operations. Lastly, we cannot assure you that regulators will not impose more restrictive limitations in the future on the activities of banks, including us, than those that are currently in effect. Any such change in terms of capital and liquidity adequacy, credit risk provisioning, consumer protection, bankruptcy and taxation, among other matters, could have a material adverse effect on our results of operations or financial condition in a fashion that we cannot determine in advance. For more information, see “Item 4. Information on the Company—Regulation and Supervision.”

Enhanced ESG and climate change disclosure may impose additional costs on our bank.

In recent years, various guidelines and regulations have been issued recommending or requiring companies to adopt policies and procedures with the purpose of enhancing the approach to environmental, governance and social (ESG) matters. On October 4, 2022, the CMF published guidelines for the implementation and supervision of sustainability standards by means of section 8.2 of Norma de Carácter General N°461, which is aimed at improving the quality of information released by Chilean companies on sustainability and corporate governance matters on their annual report, which are in accordance with the guidelines of the Sustainable Accounting Standards Board. These new rules will be mandatory for banks from 2025 (fiscal year 2024) onwards. However, in our annual reports for the fiscal years 2022 and 2023, we voluntarily complied with most of the standards and regulations required under these new rules due to the strategies, policies and procedures that we have developed and implemented during recent years.

Similarly, in March 2024, the SEC adopted rules aimed at enhancing and standardizing climate-related disclosures. The rules require registrants to include certain climate-related information in their registration statements and annual reports, including data regarding greenhouse gas emissions and information regarding climate-related risks and opportunities and related financial impacts, governance, and strategy. Several lawsuits have been filed against such rules and, unless they prevail, we will be subject to certain of these requirements commencing with the fiscal year ending on December 31, 2025. On April 4, 2024, the SEC voluntarily stayed the rules, pending judicial review.

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

According to the Chilean banking regulation, demand deposits and time deposits are subject to reserve requirements of 9.0% and 3.6% (with terms of less than one year), respectively. However, the Central Bank is entitled to require banks to maintain reserves of up to 40.0% for demand deposits and up to 20.0% for time deposits, to the extent needed for monetary policy purposes. In addition, if the aggregate balance of demand deposits and other demand accounts (e.g., deposits in current accounts, other demand deposits or obligations payable on demand and incurred in the ordinary course of business, saving deposits that allow unconditional withdrawals that bear a stated maturity, and other deposits payable immediately unconditionally) held by a bank exceeds 2.5 times its Total or Regulatory Capital (including CET1, additional Tier 1 capital and Tier 2 capital) the bank is required to set aside a technical reserve equivalent to the full amount of that excess. In addition, under Basel III, banks denominated as D-SIB could be subject to stricter technical reserve requirements by which the threshold of 2.5 times the Total or Regulatory Capital could be reduced to 1.5 times. The imposition of this additional requirement depends on the assessment of the CMF, although the decision must be agreed with the Central Bank. The CMF announced the D-SIB local banks for first time in March 2021 by defining that six local banks (including us) were designated as systemically important banks. This designation was sequentially reaffirmed in March 2022, March 2023 and March 2024, which has translated in the imposition of a systemic buffer on us. However, as of the date of this annual report, we have not received notice of additional requirements, such as stricter technical reserve thresholds. Nonetheless, we cannot assure you that we will not be subject to such additional requirements in the future, to the extent we continue to be qualified as D-SIB, which in turn could impact our capacity to sustain balance sheet growth or lead us to raise funding from alternative sources if a greater amount of demand deposits must be set aside, which could have a material adverse effect on our net interest margin and results of operations. For more information on the implementation of the systemic buffer, see “Item 3. Key Information—Risk Factors—Stricter banking regulations and changes in law may constrain our operations and thereby adversely affect our financial condition and results of operations”.

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

The Chilean market for financial services is highly competitive. We compete with Chilean and foreign banks, with Banco del Estado de Chile, which is state-owned, and with other providers of financial services that are not part of the banking industry or the traditional financial system. In addition, the retail segment (which encompasses individuals and small and medium-sized companies) has become the target market of several banks, since banking penetration is still in progress in Chile, particularly in this segment. Accordingly, competition within this market is increasing as banks are continuously incorporating new and tailored products and services, while striving to improve service quality and to accelerate digital transformation.

We also face increasingly significant competition from non-banking competitors in some of our credit products, especially credit cards and installment loans, including large department stores, pharmacy chains, supermarkets and private compensation funds, as well as saving and credit cooperatives. In addition, we face competition from other types of lenders, such as non-banking leasing, crowdfunding, factoring and automobile financing companies, especially in credit products, as well as mutual fund managers, pension fund managers and insurance companies within the market for savings and investment products and insurance companies in the market for mortgage loans. Likewise, other non-traditional providers of financial services have emerged over the last years, such as e-commerce, local and foreign fintech companies, Telecom companies, like internet and mobile phone providers, and more recently a number of alternative marketplaces that set and provide offerings, including temporary financing directly to their customers or providers. These new ways of doing business are based on the disintermediation of traditional banking service providers. Some of these companies may have more resources than us, including larger customer bases, stronger brand recognition and more effective marketing tools to approach banking current or potential customers. They may also adopt more aggressive pricing, while devoting significant resources to technology, infrastructure and marketing as it is part of their core business. On top of that, some of these non-banking competitors are not or not fully regulated by the CMF for purposes of banking supervision while being not subject to the same solvency, liquidity or reserve requirements imposed by the banking regulator, among other requisites, if any, as banks generally are. Therefore, these providers represent a challenge for the traditional banking industry that may result in lowered margins in the future. Notably, in order to address these kinds of businesses, Law No. 21,521 was enacted in January 2023 with the aim of establishing a general framework for financial services provided through technological means (including banks) in order to protect financial customers and data privacy while preserving financial stability and strengthening anti money-laundering. Nevertheless, banks continue to be the main suppliers of loans, leasing, factoring and mutual fund management, directly or indirectly through subsidiaries, while growing quickly in insurance brokerage services. However, we cannot assure you that this trend will continue in the future.

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

In addition, the introduction and application of new technologies, including artificial intelligence, cryptocurrencies and digital payment or savings systems, may result in substantial expenditures to adapt and update our existing products and services as we continue to grow our internet and mobile banking capabilities. In this context, competitors could adapt faster than us to these new trends, which could lead to a temporary competitive disadvantage that could translate into lower revenues or a reduced ability to raise funding from retail depositors. Since we are aware of these new trends, we have devoted efforts to adapt our organization in pursuit of enhanced flexibility while looking for business and technological partnerships in order to take advantage of business opportunities arising in the market while keeping our value offerings adapted to new customers’ needs. As such, we have continued to deploy our digital strategy to offer tailored services and products to customers from different income and age segments by leveraging our strategic capabilities, entering into alliances with other banking and non-banking providers, developing innovative digital solutions, and reinforcing benefits from using our payment and savings systems. We cannot assure you that other competitors will not copy the strategy we have followed in terms of launching new digital products or entering into digital alliances or that they will not develop better solutions by acquiring more modern technology or designing more innovative solutions.

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

Further, following the new rules issued in recent years by the Chilean regulator, the processing and merchant acquiring services for payment cards (particularly related to new acquirers) may now be accomplished through a four-party mechanism, as done in some developed economies. This model facilitates the entry of new market players. As of the date of this annual report, a significant part of transaction processing services continued to be provided in Chile by Transbank S.A., a company owned by us and ten other banks (of which we held a 26.16% direct ownership as of December 31, 2023). However, some competitors have already begun to implement the new four-party model for their own business. In addition, as previously mentioned, a technical committee is responsible for determining the maximum interchange fees that may be charged by credit card issuers (like banks, including us) to companies that provide merchant acquiring services. On January 23, 2023, the Chilean Association of Banks and Financial Institutions (“ABIF”) announced the willingness of banks participating in the ownership of Transbank S.A. to relinquish part or total control of the company, process that, as of the date of this annual report, is still open.

Based on these dynamics, net interest margins (once deducted provisions for loan losses) or fee-based income in certain sub-segments on targeted markets could decline over time.

For more information regarding past and recent changes in the Chilean banking industry see “Item 4. Information on the Company—Business Overview—Competition.”

Our exposure to certain segments of the retail market could lead to higher levels of total past-due loans and subsequent charge-offs.

Although we have historically been focused on wholesale banking, over the last years we have continued to reorient our commercial strategy to increase penetration of the retail banking segment. In fact, according to our management information systems, the share of the retail banking segment in our total loan book has increased from 61.8% in 2018 to 64.2% in 2023. Although this trend has been primarily associated with an expansion in middle and higher income personal banking, our retail banking segment is also composed of small and medium-sized companies (approximately 13.4% of our total loan book as of December 31, 2023, which consists of companies with annual sales of up to ~UF 70,000 million (~Ch$2,575 million). Since these customers are likely to be more severely affected by adverse developments in the Chilean economy than large corporations and higher-income individuals, we may be exposed to higher levels of past-due loans and subsequent charge-offs in the future, which could result in materially higher allowances for loan losses that could adversely affect our results of operations.

As of December 31, 2023, our past-due loans (loans 90-days or more past due) amounted to Ch$591,953 million, which represented a 36.8% annual increase when compared to the Ch$432,792 million recorded in 2022. These figures translated into past-due ratios (loans 90-days or more past due over total loans) of 1.17% in 2022 and 1.57% in 2023. According to our management information systems, as of December 31, 2023, our past-due loans (loans 90-days or more past due) were composed of 81.7% retail banking 90-days or more past-due loans (consumer and residential mortgage loans to individuals, as well as commercial loans to small and medium sized companies) and 18.3% wholesale banking 90 days or more past-due loans (commercial loans to large companies and corporations). During the prior fiscal year, our past-due loans (90 days or more) portfolio was composed of 88.2% retail banking past-due loans (90 days or more) and 11.8% wholesale banking past-due loans (90 days or more).

Diverse economic and business dynamics contributed to the increase in both the amount of past-due loans and our past-due loans ratio in 2023 when compared to 2022. When compared to 2022, our past-due loans (loans 90 days or more past due) recorded annual increases of approximately Ch$107,189 million in the retail banking segment and Ch$51,972 million in the wholesale banking segment. The increase in the retail banking segment was primarily supported by the normalization of customers’ payment behavior after a period of non-recurrent factors particularly associated with the excess of liquidity seen in the economy during 2021 and 2022 associated with pension fund withdrawals and government aid packages to support individuals, which temporarily increased disposable income. During that period, these factors benefited the payment behavior in both consumer and mortgage loans. During 2023, however, as the liquidity surplus decreased significantly, consumer and residential mortgages past-due loans (loans 90 days or more past due) increased Ch$15,398 million and Ch$43,115 million on an annual basis, respectively. Likewise, according to our management information system, SMEs past-due loans (loans 90 days or more past due) also increased Ch$48,676 million in 2023 when compared to 2022. This was primarily due to the impact of overall economic activity on the commercial dynamism of key sectors in which SMEs participate, such as commerce and services, among others, all leading to reduced turnover and worsened payment capacity, amid an environment of higher-than-normal interest rates. Likewise, the wholesale banking segment recorded an increase of Ch$51,972 million in commercial past-due loans (loans 90 days or more past due), which was also fostered by the impact of subdued economic activity on the income-generating capacity of companies belonging to diverse industries. This also coupled with specific business dynamics that adversely affected the credit profiles of entire industries, such as health service providers and the real estate and construction sector. As a result, past-due ratios (90 days or more past-due loans over total loans) increased from 1.37% in 2022 to 1.68% in 2023 in the retail banking segment while increasing from 0.42% in 2022 to 0.90% in 2023 in the wholesale banking segment.

Since the unpredictability of certain social developments, the effects of political and social events in Chile affecting consumer confidence and business sentiment, international health events such as pandemics or epidemics, market fluctuations, changes to macroeconomic indicators, effects of global armed conflicts on the worldwide and the local economy and delayed effects of these developments, may affect our diverse customer segments, we cannot assure you that we will be able to maintain a balanced risk-return equation if some or all these developments materialize in the future. In this regard, economic recessions, social turmoil or market volatility could adversely affect the financial condition of our borrowers, which could translate into an increase in our non-performing loans, impair our loan portfolio and result in lower demand for our loans. Any of these trends could have a material adverse effect on our business, financial condition and results of operations.

For more information on past-due loans, see “Item 3. Key Information—Risk Factors—Risks Relating to our ADSs— Developments in international financial markets may adversely affect the market price of the ADSs and shares,” “Item 3. Key Information—Risk Factors—Risks Relating to our ADSs—Pandemics, epidemics, and other diseases and health events may affect both the global and the Chilean economy, our business or results of operations and our financial condition” and “Item 4. Information on the Company—Selected Statistical Information—Analysis of Substandard and Past-due loans.”

Our results of operations are affected by interest rate volatility and inflation.

Our results of operations depend greatly on our net interest income, which represented 63.7% of our total operating revenues in 2023. Changes in nominal interest rates and inflation could affect the interest rates earned on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities, resulting in net income reduction. Inflation and interest rates are sensitive to several factors beyond our control, including the Central Bank’s monetary policy, deregulation of the Chilean financial sector, local and international economic developments and political conditions, among other factors. In addition, changes in interest rates affect securities and other investments or assets that are recorded at fair value and are therefore exposed to potential negative fair value adjustments. Any volatility in interest rates could have a material adverse effect on our financial condition and results of operations. Also, real negative interest rates could negatively impact our ability to raise funding for our operations, particularly for short-term maturities, which could result in higher funding costs and lower net interest margin.

The average annual short-term nominal interest rate in Chile for 90 to 360 day deposits received by Chilean financial institutions was 1.71% in 2021, 9.25% in 2022 and 9.83% in 2023 (7.90% in December 2023) following the trend seen in the monetary policy interest rate, which remained unchanged until July 2023 at 11.25%, given the attempts of the Chilean Central Bank to return inflation to the medium term monetary policy target range of 2.0% to 4.0%. As inflation began to cede over the second half of 2023, the Central Bank adopted a more expansionary stance by reducing the monetary policy rate from 11.25% to 8.25% in December 2023. During 2024, the Central Bank has anticipated that the monetary policy interest rate should converge to the neutral level by December 2024 as long as inflation continues to decrease towards the midpoint of the target range. As of the date of this annual report, the monetary policy interest rate was at 6.5%. Similarly, the average interest rate paid by Chilean financial institutions for 90 to 360 days Chilean peso denominated deposits was 6.62% in the three-month period ended on March 31, 2024. The average long-term nominal interest rate based on the interest rate of the ten-year bonds traded in the secondary market, issued by both the Central Bank and the Chilean Government, was 4.36% in 2021, 6.26% in 2022 and 5.66% in 2023. In 2023, long-term nominal interest rates remained relatively stable over the first two quarters while adopting a sharp upward trend in the third quarter, based on various factors, including: (i) the uncertainty associated with the outcome of the second constitutional referendum held on December 17, 2023, and (ii) sovereign debt placements carried out by the government overseas at interest rates levels above the prevailing levels observed in the market at that point, which temporarily resulted in upside correction of market agents’ expectations. However, during the fourth quarter of the year, longer term interest rates declined significantly. Accordingly, the interest rate of ten-year Chilean peso denominated bonds, issued by both the Central Bank and the Chilean Government, slightly increased from 5.34% in December 2022 to 5.48% in December 2023, reaching 5.77% in March 2024. In the three-month period ended on March 31, 2024, the interest rate for the same Central Bank and Chilean Government bonds averaged 5.59%.

Prior to 2021, inflation in Chile had been moderate, especially in comparison with periods of high inflation experienced in the 1980s and 1990s. High levels of inflation in Chile could adversely affect the Chilean economy, consumer purchasing power, household consumption and investment in machinery and equipment and, therefore, the demand for financing and our business. The annual inflation rate (as measured by annual changes in the CPI and as reported by the Chilean National Institute of Statistics) during the last five years and the first three months of 2024 was:

Year	Inflation (CPI Variation)
2019	3.0%
2020	3.0
2021	7.2
2022	12.8
2023	3.9
2024 (through March 31)	1.6%

Source: Chilean National Institute of Statistics

During 2023, the inflation rate, measured as CPI variation, was 3.9%. This figure is within the medium-term monetary policy target range of 2.0% to 4.0% as set by the Chilean Central Bank while favorably comparing to the levels of 7.2% and 12.8% registered in 2021 and 2022, respectively. The annual decrease in the inflation rate was primarily the consequence of the aggressive monetary policy deployed by the Chilean Central Bank to return inflation to more normalized levels by keeping the monetary policy interest rate well above the neutral level for longer-than-expected. In this regard, after taking the reference rate from 4.0% in December 2021 to 11.25% in December 2022, the Central Bank kept the overnight rate unchanged until July 30, 2023. This approach resulted in an inverted yield curve and had a direct effect on lending activity while promoting saving among investors. Consequently, the household consumption and the private investment spending contracted by 5.2% and 1.1%, respectively, in 2023. On the other hand, the fiscal spending showed a moderate upward trend by increasing 1.7% when compared to 2022. These factors contributed to a net contraction of 4.2% in the aggregate demand, which resulted in lower pressures on local prices. In addition, on average, the Chilean peso appreciated by 3.5% throughout 2023 in relation to 2022, which had a favorable pass-through effect to local prices and coupled with lower inflationary pressures from external prices associated with imported goods. Although we benefit from a higher-than-expected inflation rate in Chile in the short-term, due to the structure of our assets and liabilities (we have a net asset position indexed to the inflation rate, which is composed of both an economic hedge of our equity against the effect of inflation on the loss in purchasing power and directional positions taken by our treasury as part of our asset and liability management strategies and risk appetite), significant and persistent increases or decreases in inflation with respect to current levels or the target set by the Central Bank could adversely affect our net interest income, results of operations and, therefore, the value of our securities and medium-term profitability.

Additionally, measures being taken by the Central Bank to control inflation are having the effect of slowing down the Chilean economy and additional measures may adversely affect the Chilean economy, the banking business and our results of operations and financial condition. In this regard, the measures adopted by the Central Bank in the past to control inflation have included the increase of the monetary policy interest rate, which has restricted the demand for loans while negatively affecting economic growth through constrained household spending and capital expenditures. In 2023, the Central Bank kept the monetary policy rate at 11.25% until the end of July 2023, after successive interest rate hikes in 2021 and 2022 in its attempts to control inflation, which had a direct effect on both the contraction of the aggregate demand and the slowdown of the lending activity during 2023 as reflected by a 3.2% annual expansion in the loan portfolio managed by the local banking industry. Following the decline in inflation, the Central Bank reduced the monetary policy interest rate from 11.25% in July 2023 to 8.25% in December 2023. Although, a downward correction for the monetary policy in 2024 is almost certain, the magnitude and timing of coming interest rates cuts will depend on the evolution of macroeconomic factors and their impact on the trajectory followed by inflation. As such, the Central Bank seeks to be poised for being as flexible as possible if the materialization of any potential risks threatens the convergence of inflation to the target. As of the date of this annual report, the monetary policy interest rate was at 6.50%, as a result of two consecutive cuts of 100 basis points and 75 basis points carried out by the Central Bank on January 31, 2024 and April 2, 2024, respectively.

For more information, see “Item 3. Key Information—Risk Factors—Risks Relating to our ADSs—Developments in international financial markets may adversely affect the market price of the ADSs and shares,” “Item 3. Key Information—Risk Factors—Risks Relating to our ADSs—Pandemics, epidemics, and other diseases and health events may affect both the global and the Chilean economy, our business or results of operations and our financial condition,” “Item 5. Operating and Financial Review and Prospects—Operating Results—Overview—Inflation” and “Item 5. Operating and Financial Review and Prospects—Operating Results—Overview—Interest Rates.”

Our loan portfolio is subject to risk of prepayment, which could have an adverse effect on our results of operations.

Most of our loan portfolio is subject to risk of prepayment, which is associated with the borrowers’ or issuers’ ability to pay off an obligation prior to the maturity. Prepayment risk increases when interest rates decline, which could result in unexpected repricing of our assets that may have a material adverse effect on us if we are not able to reprice our liabilities. In the past, prepayment risk has had an adverse impact on credit card loans and residential mortgage loans by reducing the average life of these assets, which may result in mismatches with liabilities used to finance them that could be just partly offset by investment choices at lower interest rates or prepayment fees charged to borrowers. In the past, there have existed diverse initiatives sponsored by the Chilean government or members of the congress intended to limiting prepayment fees, which could have a negative effect on our results if implemented, in an amount that we are not able to estimate. Accordingly, we cannot assure you that any future changes related to prepayment fees or a decline in interest rates to the levels seen prior to 2019 will not have a material impact on our business.

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

We are also subject to model risk since the valuation of financial instruments relies on models (such as cash flows valuation models for fixed-income securities, valuation models for derivatives including technical approximations, value adjustments models for derivatives, models for determining the impairment of financial assets and IFRS 9 forward-looking provisioning models, among others) and inputs, which, in some cases, are not observable. Accordingly, computed values for securities and financial instruments may be inaccurate or subject to change, since the inputs used for specific models may be unavailable, particularly for illiquid assets or under scenarios of financial turmoil. In these cases, we will make assumptions and judgments in order to establish the fair value of certain instruments, which involves uncertainty and may translate into inaccurate estimates of actual results.

In this regard, the main accounting items subject to risk of incorrect valuation include impairment of loans to customers and advances to banks, valuation of fixed-income securities and financial derivatives held for trading, valuation and impairment of financial assets measured at fair value through other comprehensive income, and deferred tax assets and provisions for liabilities, among others. If our judgment, assumptions or models used in valuing these items are inaccurate, there could be a material effect on our results, funding requirements and capital ratios.

For these purposes, we also rely on inputs and information provided by third parties. For example, we assess the credit quality of our borrowers based on the information that is available in Chile regarding their indebtedness with the financial system. This includes information provided by the CMF, the local credit bureaus, databases we have created through the years and other public sources. However, as mentioned in this annual report, there are non-banking companies that are permitted to grant loans, particularly to individuals, in the form of credit card loans, leasing loans, factoring loans, and others. Information on the indebtedness of our customers and non-customers with these lenders is not publicly available or consolidated with borrowings from banks. As such, our assessment of customers for the scoring and provisioning processes may be based on partial, inaccurate or unreliable information on the borrowers’ creditworthiness, which could lead us to increase our expected credit losses in the future once complete information is fully available through the consolidation of customers’ indebtedness with all banking and non-banking lenders.

Moreover, the cessation or replacement of certain rates, market indices or benchmarks extensively used by financial markets and practitioners for valuation purposes, such as interest rates or foreign exchange rates indices, could also impact the accuracy of the estimates we include in our financial statements. An example of such changes is the recent replacement of the London Interbank Offer Rate or LIBOR, which officially ceased on July 3, 2023.

The transition from LIBOR to SOFR did not have a material impact on our results of operations during the year ended December 31, 2023. However, it is important to note that the behavior of market varies and its relation to SOFR, such as correlations, may also change in the future. While some pre-publication historical data have been released by the Federal Reserve Bank of New York, such analysis inherently involves assumptions, estimates and approximation yet. As such, the future performance of SOFR and other alternative benchmarks, is not possible to predict. Furthermore, we may be unable to amend still pending, though minor, legacy contracts due to an inability to obtain consent from counterparties, from which we may face a risk of litigation, disputes or other legal actions from those customers and financial counterparties. In this regard, we cannot assure you that the transition from LIBOR to SOFR or any other similar reforms and changes, any establishment of alternative reference rates or any other reforms to these reference rates that may be enacted will not have a material impact on our results of operations in the future.

Market turmoil could result in material negative adjustments to the fair value of our financial assets, which could translate into a material effect on our results or financial condition.

Over the last decade worldwide financial markets have been subject to stress coming from diverse fronts that has resulted in sharp temporary changes in interest rates and credit spreads, including those related to the effects of the COVID-19 pandemic, to the banking crisis in the United States and Europe during the spring of 2023, and more recently, to the impact of geopolitical issues arising in eastern Europe and the Middle East, all of which have also affected the Chilean financial market. We have material exposures to debt securities issued by the Chilean Government and the Chilean Central Bank and to other fixed-income securities issued by local and foreign corporate and banking issuers. Most of these are measured at fair value with direct impact either on our income statement (trading securities) or through other comprehensive income, while a remaining minor portion is measured at amortized cost. Therefore, these positions expose us to potential negative fair value adjustments in the short- or medium-term and to impairments in the long-term, if dramatic and unexpected changes in short- or long-term local and foreign interest rates and credit spreads take place. Likewise, market turmoil generated by the bank failures in the United States, and the emergency sale of Credit Suisse in 2023, are two such examples of the exposure that we have to international financial events. Any of these factors could have a material adverse effect on our results of operations and financial condition.

In 2023, the Chilean financial market continued to be characterized by an inverted yield curve, whereby nominal shorter term interest rates rose above nominal longer term interest rates. Also, when looking at the evolution of interest rates, trends were mixed during 2023. Shorter term interest rates began to decrease in July 2023 because of successive reductions in the monetary policy interest rate, as part of the easing process started by the Central Bank once inflation began to decline. Accordingly, the monetary policy interest rate remained at 11.25% between December 31, 2022, to July 30, 2023 and then decreased 100 basis points in July, 75 basis points in September, 50 basis points in October and 75 basis points in December 2023, reaching 8.25% at the end of the year. The monetary easing cycle started later-than-expected by the market, as the Central Bank saw significant risk on persistent inflation as reflected by a 12-month CPI variation that averaged 10.3% during the first half of 2023. On the other hand, the evolution of longer-term interest rates was mixed during the year. In fact, interest rates of five-year and ten-year Central Bank’s bonds denominated in Chilean peso reached levels of around 5.0% in December 2022 and December 2023, while five-year and ten-year Central Bank’s bonds denominated in UF remained in the range of 2.0% to 2.3% over the same period. However, throughout an overall upward trend took place in longer terms of the yield curve, on the grounds of diverse drivers, including: (i) the Central Bank’s ability to control inflation definitely, which only became clearer during the second half of the year, and (ii) international bond placements carried out by the Chilean Government in the fourth quarter of 2023, which temporarily led the UF-denominated long-term interest rates above the levels managed by market agents at that point. Thus, interest rates denominated in both Ch$ and UF for five-year and ten-year bonds peaked at levels of 6.5% and 3.5% in October 2023, respectively, while decreasing sharply in November and December 2023 to the levels mentioned earlier. Based on these drivers, the average interest rates paid by Chilean banks on 90 to 360 day deposits decreased from 11.12% in December 2022 to 7.90% in December 2023. Additionally, longer terms interest rates, although showing some volatility throughout the year, registered an overall decline when analyzing year-end levels. Thus, whereas average annual interest rates of the Central Bank’s ten-year Chilean peso denominated bonds decreased from 6.26% in 2022 to 5.66% in 2023, the rates paid by the same instrument increased slightly from 5.34% in December 2022 to 5.48% in December 2023. In the external front, however, most of the central banks continued a tightening monetary policy by applying further increases in the overnight rate unlike the path followed by the Chilean Central Bank, to deal with inflation rates that remained above expectations. As an example, the Federal Reserve of the United States increased the reference rate from 4.5% in December 2022 to 5.5% in December 2023, while the European Central Bank took the monetary policy interest rate from 2.0% in December 2022 to 4.0% in December 2023. For longer terms, interest rates of U.S. ten-year bonds displayed and average upward trend in 2023 by peaking at around 5.0% in October 2023. Nevertheless, when looking at year-end figures, interest rates remained almost flat in December 2023 in relation to the 3.88% recorded in December 2022. All of these factors negatively impacted the market value of financial assets for the entire industry and us, including both financial instruments measured at fair value with direct impact on the income statement and those measured at fair value through other comprehensive income.

As of December 31, 2023, our fixed-income portfolio was composed of securities measured at fair value through profit or loss (including debt securities and other trading positions while excluding derivatives) amounting to Ch$3,772,952 million (approximately U.S.$4,315 million), financial instruments measured at fair value through other comprehensive income (including equity instruments held by our subsidiaries) amounting to Ch$3,798,437 million (approximately U.S.$4,344 million), and financial instruments measured at amortized cost (so not affected by changes in market factors in terms of fair value adjustments) for an amount of Ch$1,431,083 million (approximately U.S.$1,637 million), which are mostly concentrated in bonds and notes issued by the Central Bank and the Chilean Government. Likewise, as of the same date we maintained asset and liability balances in trading and hedge accounting derivatives measured at fair value of Ch$2,084,605 million (approximately U.S.$2,384 million) and Ch$2,356,718 million (approximately U.S.$2,695 million), respectively.

The approval of additional pension fund withdrawals by the Congress, the introduction of provisions to the bills that aim to reform the pension fund system, such as the possibility of self-borrowing for individuals from their own pension fund account or other related initiatives, increased uncertainty regarding economic and social reforms to be implemented by Chile’s current of future administrations, the escalation or the persistence of armed conflicts in eastern Europe and the Middle East including the involvement of additional countries leading to a global conflict, market turmoil associated with the financial distress of local or global banking players and internal or external forces sustaining persistent inflation, among other factors, could cause further increases in short- and long-term local interest rates, which could have additional impacts on the market value of our fixed-income portfolio measured at fair value.

See also “Item 3. Key Information—Risk Factors—Risks Relating to our ADSs—Developments in international financial markets may adversely affect the market price of the ADSs and shares” and “Item 3. Key Information—Risk Factors—Risks Relating to our ADSs—Pandemics, epidemics, and other diseases and health events may affect both the global and the Chilean economy, our business or results of operations and our financial condition.”

Operational problems, errors, criminal events or terrorism or other events relating to force majeure may have a material adverse impact on our business, financial condition, and results of operations.

As all large financial institutions, we are exposed to many operational risks, including the risk of fraud by employees and outsiders, failure to obtain suitable internal authorizations, failure to properly document in-person and online transactions, equipment failures, new technologies (such as generative artificial intelligence), mistakes made by employees and natural disasters, such as earthquakes, tsunamis, wildfires, and floods.

Chile is located in one of the most seismically active regions in the world—Nazca tectonic plate. Our results of operations can be materially affected by natural disasters, particularly in locations where a significant portion of our loan portfolio is composed of real estate loans. These force majeure events related to nature include, but are not limited to, earthquakes, tsunamis and floods and may cause thorough damage which could impair the asset quality of our loan portfolio and our collateral as well as a material adverse impact on the economy of the affected region and therefore on our bank.

We could also be affected by operational disruptions associated with intentional or unintentional mass employee absence due to social unrest, demonstrations, street riots (such as the one witnessed in October and November 2019), transportation services interruptions, massive strikes or strikes at an industry level, massive epidemic or pandemic outbreaks, among others.

In addition, given recent changes in the way we provide services to our customers, which have resulted in a wide array of digital solutions ranging from refurbished websites to improved mobile applications for smartphones and tables, we are increasingly dependent on the stability of on-site servers, remote servers or cloud servers in order to provide timely and high standard services. Disruptions or interruption in connectivity or operational disruptions could lead to a deterioration in our service quality indicators and, more specifically, customers’ complaints, legal actions, and reputational damage. Similarly, as the use of artificial intelligence becomes common, we may be increasingly exposed to risks related to flawed or poor algorithms, false inferences or outputs, heightened legal and regulatory challenges and inadvertent disclosure of proprietary or confidential information. Although we strive to continually improve the stability of our remote services while reinforcing protocols to overcome new technological challenges that may impact our operations, we cannot assure you that specific events that could affect our results of operations, financial conditions, or the value of our shares and ADSs, will not take place in the future.

Furthermore, we may be exposed to criminal events, terrorist attacks or rioting that could result in physical damage to our buildings (including our headquarters, offices and automatic teller machines (“ATMs”)) and/or injury to customers, employees and others. Likewise, we are exposed to internal and external fraud actions that may produce an increase in operational losses. Although we maintain a system of operational controls composed of both trained staff and world-class technological resources that have been enhanced over the last years, as well as comprehensive contingency plans and security procedures, there can be no assurances that operational problems, errors, criminal events or terrorist attacks will not occur and that their occurrence will not have a material adverse impact on our results of operations, financial condition and the value of our shares and ADSs.

Despite our policies and procedures to detect or prevent money laundering and other financial crime activities, we may not be able to fully detect them or on a timely basis.

We are subject to many anti-money laundering (“AML”), anti-terrorism, anti-bribery and corruption laws and regulations. Furthermore, due to our relationship with Citigroup, we have implemented similar AML policies that such bank has implemented which, in cases, are stricter than those applicable to Chilean banks.

We constantly update our policies and procedures for the purpose of timely detection and the prevention of the use of our banking network for money laundering and other criminal activities. Nevertheless, we are aware that new technologies, such as cryptocurrencies and innovative payment methods, could limit our ability to track the movement of funds.

Many threats can never be fully eliminated, and there will be instances where we may be used by other parties to engage in money laundering and other illegal or improper activities. Moreover, we rely on our employees to assist us by spotting such activities and reporting them, and our employees have varying degrees of experience in recognizing criminal tactics and understanding the level of sophistication of criminal organizations. Also, we conduct AML training programs for our employees on a regular basis to enable them to adequately detect and report suspicious transactions to our AML team, to allow conduct subsequent proper investigation from law enforcement agencies. If we are unable to apply the necessary scrutiny and oversight, or to fully comply with applicable laws, regulations and expectations, our regulators and relevant law enforcement agencies have the ability and authority to impose significant sanctions, fines and harsh penalties on us.

There are laws, regulations and policies that require us to, among other things, conduct full customer due diligence (including, but not limited to, sanctions and politically-exposed person screening), keep our customer, account and transaction information updated and, at the same time, implement and develop an array of policies and procedures to prevent the facilitation of financial crime. In addition, we have policies and procedures to reasonably assure the compliance with legal requirements and policies; however, our ability to comply thereto depends on improving detection and reporting capabilities and reducing variation in control processes and oversight accountability. The latter requires us to implement and enhance our business with effective controls and monitoring. We are also aware that financial crime is permanently evolving and is subject to increasingly stringent regulatory oversight and focus. This requires proactive and adaptable responses from us to deter threats and criminality effectively and in a timely fashion.

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

We have access to large amounts of confidential financial information and hold substantial financial assets belonging to our customers as well as to us. In addition, we provide our customers with continuous online access to their accounts. Customers can transfer substantial financial assets in Chile and abroad through electronic channels, while purchasing goods or withdrawing funds with credit and debit cards issued by us in Chile and abroad. Among the most significant cyber-attack risks that we are constantly facing are internet fraud and loss of sensitive information, both from our customers and ourselves. In particular, loss from internet fraud occurs when cyber criminals extract funds directly from clients’ or our accounts using fraudulent schemes that may include internet-based fund transfers or fraudulent charges in credit and debit cards. We are also exposed to cyber-attacks, hacking and other cybersecurity incidents in the normal course of business. More recently, given the fast development and spreading of artificial intelligence tools, new and increasingly sophisticated and effective cybersecurity threats are constantly arising, which poses a challenging environment for the development of new digital-based solutions for customers and the introduction of new technologies for middle- and back-office tasks. Thus, as a financial institution, we are under a constant threat of suffering losses due to these reasons. In addition, our risk and exposure to these matters remains heightened because of the evolving nature and complexity of these threats from cybercriminals and hackers, the increased reliance on new technologies (including generative artificial intelligence), our plans to continue to provide and enhance our internet banking and mobile banking channels, and our plans to develop additional remote connectivity solutions to serve our customers. Accordingly, cybersecurity is a material risk for us.

There has recently been an increased level of attention focused on cyber-attacks against large corporations and financial services providers like us, that include, but are not limited to, obtaining unauthorized access to digital systems for purposes of misappropriating cash, other assets or sensitive information, corrupting data or causing operational disruptions. Cybersecurity incidents, such as computer break-ins, phishing, identity theft and other disruptions, could negatively affect the security of information stored in and transmitted through our computer systems and network infrastructure. Subsequently, this may result in significant liability to us in excess of insurance coverage, which may carry low coverage limits, and may cause existing and potential customers to refrain from doing business with us. Additionally, cyber-attacks on our network or other systems could have a material adverse effect on our business and results of operations due to financial losses, losses of sensitive information, interruption or delays in our business and operations, regulatory fines, reimbursement or other compensation costs, compliance costs and reputational damage, among other things.

In the aftermath of a cyber-attack, we suffered in 2018, we have continued to enhance our data security and IT infrastructure and have consistently enhanced our cybersecurity protocols, infrastructure, and access-control to our networks, while simultaneously improving our technological capabilities and human resources on the detection and management of high-risk threats. As a result, we were able to timely detect and block phishing attempts targeting clients and non-clients. In 2020, due to the COVID-19 pandemic, most of our staff operated remotely, which accelerated our digital transformation and posed a great cybersecurity challenge for us. In response, we reinforced cybersecurity measures by implementing new protocols and tools. In 2021, our efforts were oriented to bolster the cybersecurity culture across the corporation by focusing on three main initiatives: (i) a corporate program to share the best practices to face cybersecurity threats, (ii) improved cybersecurity guidelines for selection of providers, and (iii) the enhancement of information channels by which cybersecurity threats are reported internally. During 2022, we made advances in cybersecurity standards for both our datacenters and the clouds used by the bank to secure the migration process of data to the cloud. Likewise, we implemented a new unit of Advanced Analytics & Data Science, which is in charge of keeping the bank updated with the last information regarding cybersecurity intelligence. In addition, during 2022 we did not receive or identified any complaints in relation to customers’ data leaks associated with cybersecurity events. During 2023, we continued to reinforce the corporate culture on cybersecurity matters while also enhancing our human and technological capabilities to detect cybersecurity issues while preventing emerging threats. In this regard, we bolstered our cybersecurity framework for suppliers, which defines the information security and cybersecurity protocols for outsourced service providers and establishes the security guidelines the supplier must comply with to strengthen the products, processes and capabilities offered to us, with the aim of preventing, detecting, mitigating and responding to cybersecurity incidents. In addition, we continued to deploy and enhance measures and means to ensure the confidentiality of our customers’ private information, which include, but are not limited to, (i) communications encryption, (ii) user access control, (iii) permission profiling, (iv) data leak prevention tools, and (v) USB ports control, among others. Furthermore, in 2023 we continued deploying while widening our “Awareness Program” for employees, customers, suppliers and the overall community. Thus, in order to strengthen the knowledge on cybersecurity matters, we developed new contents, courses and workshops on threats and good practices in cybersecurity, including: (i) more than 75 notes and 15 videos on social engineering, ransomware, artificial intelligence and other threats, (ii) 30 corporate induction webinars, which enabled the awareness of more than 90% of new employees, (iii) the delivery of recommendations and best practices for customers and non-customers through a cybersecurity site located on our website, (iv) the implementation of a compulsory strengthening program for suppliers by which we performed 34 talks attended by 711 people, (v) the introduction of a new cybersecurity module under our “Cuentas con el Chile” program that promotes financial literacy for the overall community. Also, during 2023, we were not fined due to events related to data protection and customer privacy. Notwithstanding these efforts to address cybersecurity matters, although we have not experienced any material losses in this matter and are currently performing our best efforts to prevent them, we cannot assure you that we will not suffer additional losses in the future related to these kinds of events.

The occurrence of any cyber-attack or information security breach could result in material adverse consequences to us, including damage to our reputation and the loss of customers. We could also face litigation or additional regulatory scrutiny. Litigation or regulatory actions in turn could lead to significant liability or other sanctions, including fines and penalties or reimbursement of customers adversely affected by this security breach. As mentioned above, successful attacks or systems failures at our bank or at other financial institutions could lead to a general loss of customer confidence in financial institutions, including us. In addition, we depend on a variety of internet-based data processing, communication, and information exchange platforms and networks. We cannot assure you that all of our systems are entirely free from vulnerability. Additionally, we enter into contracts with several third parties to provide our customers with data processing and communication services. Therefore, if information security is breached, or if one of our employees or external service providers’ breaches compliance procedures, information could be lost or misappropriated, which may affect our results of operations, damage others or result in potential litigation. Further, in light of the high volume of transactions we process, the large number of our clients, partners and counterparties, the increasing sophistication of malicious actors, and our hybrid work environment in the aftermath of the COVID-19 pandemic, a cyber-attack could occur and persist for an extended period of time without detection. We expect that any investigation of a cyber-attack would take substantial amounts of time, and that there may be extensive delays before we obtain full and reliable information. Although we have substantially increased measures to address cybersecurity during the last years and, with the help of service providers, intend to continuously implement security technology devices and establish operational procedures to prevent such damage, we cannot assure you that these security measures will be successful.

On April 8, 2024, Law No. 21,663 (Cybersecurity Framework Law), which establishes the general regulatory environment and guidelines for private and public entities, was published in the Chilean Official Gazette. For further information, see “Item 4. Information on the Company—Regulation and Supervision—Reporting of Operational and Cybersecurity Incidents and Cybersecurity Framework Law”.

As a financial institution, we are subject to reputational risk that could materially affect our results of operations or financial condition.

Corporate reputation is a crucial competitive advantage for us, as it allows us to attract and retain customers, appeal to investors, and avoid employee attrition. Also, reputation is a key element in banking since access to funding is driven by the confidence of depositors and the opinion of ratings agencies on the value of our franchise. Therefore, any disreputable event, including employee misconduct, legal proceedings, regulatory sanctions, failure to deliver minimum standards of service quality, failure to comply with regulatory requirements, unethical behavior by our staff or involvement in political issues or public scandals (or gossip related thereto), complaints filed by customers or non-customers and fake news or alleged issues about us or our operations in social media could damage our reputation and produce significant harm to our results of operations or financial condition. Furthermore, our reputation is highly aligned with the reputation of the banking industry in which we participate and, therefore, actions by other providers of financial services or the banking industry could also harm our own reputation.

Similarly, the ability to manage potential conflicts of interest has become an increasingly important factor for our business given our widespread operations in many economic sectors with diverse third parties. Accordingly, the failure to address —or even the perceived failure to address— conflicts of interest could affect the willingness of customers and investors to work with us or could lead to legal actions against us. To address and avoid these potential events, we are continuously improving our corporate governance standards by detecting potential failures and adopting world-class principles and procedures. Nevertheless, we cannot assure you that we will not face reputational events in the future that could harm our prospects or the value of our franchise. For more information on corporate governance, see “Item 6. Directors, Senior Management and Employees—Board Practices”.

Risks Relating to Chile

Our growth and profitability depend on the level of economic activity in Chile.

Our core business and transactions are with customers doing business in Chile. Accordingly, our ability to grow our business volumes and results of operations, as well as enhance our financial condition, in general, depends on the dynamics of the Chilean economy or the effects of economic developments in other countries affecting Chile, and specific macroeconomic variables such as inflation, unemployment, interest rates, consumption and private investment. In the past, global events, such as the 2008 financial crisis and the COVID-19 pandemic during 2020, 2021 and 2022, have dramatically affected economic growth in developed countries, as well as in Chile where a subsequent slowdown in the local banking industry was observed due to lower levels of consumption and deteriorated credit quality in loan portfolios prompted by unemployment and financial stress experienced by certain economic sectors.

After experiencing the shaking effects of the COVID-19 pandemic, the Chilean economy showed a strong recovery in 2021, given the low comparison base represented by 2020, as well as a significant rebound in private consumption and, to a lesser extent, in private investment. According to figures reported by the Central Bank, GDP recorded an annual expansion of 11.7% in 2021, primarily driven by household spending, which increased 20.8% as a result of the extraordinary support measures for individuals that began in 2020, such as direct money transfers from the Chilean Government and an additional withdrawal from pension funds approved by the congress that positively impacted individuals’ disposable income. Furthermore, most of the mobility restrictions present in 2020 were gradually lifted in 2021, as a significant part of the population became fully vaccinated and contagion rates decreased steadily, which supported the reactivation of diverse industries, particularly those associated with retail, mass consumption and services. In terms of private investment in infrastructure, machinery and equipment, overall capital expenditures grew 15.7% in 2021 as compared 2020, while government spending expanded 13.8% within the same period, fostered by increasing social demands from the Chilean population and efforts to deal with the lingering effects of the COVID-19 pandemic. Furthermore, the dynamics that boosted household consumption and, to a lesser extent, investment, together with constrained inventories, led the Chilean balance of trade (defined as exports minus imports) to become negative in the year ended December 31, 2021, as reported by the Central Bank.

In 2022, the Chilean economy followed similar trends when compared to the global economy, characterized by a moderation in GDP growth, higher inflation, and fiscal and monetary policy adjustments. According to statistics published by the Central Bank, the Chilean economy grew 2.4% in 2022, as a result of a slowdown in all GDP items as reflected by an annual growth of 2.9% in private consumption due to a sharp decline in the liquidity surplus held by individuals, an annual expansion of 2.8% in private investment fostered by the uncertainty surrounding the economic and political outlook and an increase of 4.1% in fiscal spending due to the end of expenses related to COVID-19. Despite lower GDP growth, inflation rose significantly during 2022, as depicted by an annual increase of 12.8% in the CPI, which is the highest level in three decades while being significantly above the monetary policy target of 3.0% defined by the Central Bank. Soaring inflation was the consequence of many factors including increased prices of volatile components of the CPI basket, as well as the depreciation of the exchange rate during most of the year, which translated into a 15.9% annual increase in the tradable goods index and a 9.0% increase in the non-tradable goods index. Core inflation, which excludes food and energy prices, rose 8.6% in 2022. The inflation increase was crucial for the Central Bank to deploy an aggressive monetary policy adjustment by raising the reference interest rate from 4.00% in December 2021 to 11.25% in December 2022.

In 2023, the Chilean economy continued to slow down steadily and experienced a 0.2% GDP growth as compared to 2022, according to statistics delivered by the Chilean Central Bank. This performance was primarily driven by annual contractions of 5.2% and 1.1% in household consumption and private investment expenditures following the adjustment process of the economy after a period of significant growth caused by non-recurrent factors, as mentioned earlier. The decrease in household spending was primarily produced by: (i) tightening monetary policy deployed by the Central Bank to control inflation that resulted in higher-than-normal interest rates throughout the year, as evidenced by a monetary policy interest rate that evolved from 11.25% in December 2022 to 8.25% in December 2023, and (ii) the extinction of the liquidity excess seen in the economy in previous years, which mostly affected individuals. In a similar fashion, the contraction in private investment was primarily prompted by a business sentiment that remained in negative territory all through 2023, as a result of uncertainties generated by: (i) the second constitutional process that concluded with a national referendum held on December 17, 2023 by which the Chilean population rejected the new constitution draft, (ii) diverse reforms sponsored by the current administration that pursue to introduce material changes in key economic fields, such as the pension system, the healthcare system and the tax system, (iii) lengthy approval processes for large-scale investment projects, and (iv) interest rates that remained high, which increased financing costs for projects and capital expenditures. On the other hand, fiscal spending recorded a moderate annual increase of 1.7% in 2023, as a result of the government attempts to improve the fiscal balance after periods of higher-than-expected spending intended to cover social needs. All of these factors were coupled with an improved balance of trade (exports minus imports). Regarding inflation, the monetary contractionary policy undertaken by the Chilean Central Banks permitted to return inflation to the target range of 2.0% to 4.0% by amounting to 3.9% in 2023, measured as CPI 12-month variation. Since inflation is expected to converge to levels of around 3.0% by the end of 2024, the Central Bank has stated that the convergence of inflation to the target range will require further reductions of the monetary policy interest rate in the near future. However, the magnitude and timing of such interest rate revisions will depend on the evolution of macroeconomic factors and their effect on the trajectory followed by inflation. As such, the Central Bank seeks to be poised for being as flexible as possible if the materialization of any potential risks threatens the convergence of inflation to the target range.

In relation to the COVID-19 pandemic, it is not clear that new infection waves will not arise, given the appearance of continued or new virus mutations. As such, we cannot assure you that the Chilean economy as well the economies of Chile’s key international partners will retake sustainable economic growth.

Additionally, social and political developments occurring in Chile could affect both consumer confidence and business sentiment, which may in turn result in lower economic growth potential in the long-term, as well as subdued economic activity in medium-term and lowered demand for loans and banking services. For example, the inability to reach political consensus on addressing diverse issues, including: (i) key reforms affecting crucial economic and social fields, such as the pension system, the healthcare system and the tax system, (ii) an effective control on immigration and criminality, and (iii) an adequate balance between environmental care and economic growth that permits clearer and swifter approval processes for high-impact investment projects, among others, may result in increasing uncertainty that could translate into higher long-term interest rates, higher inflation, economic slowdown and increased unemployment, which could affect our cost of funds, labor costs, net interest margins, results of operations, business volumes and financial condition.

Therefore, we cannot assure you that the local economy will grow in the coming years, as it has in the past, or that developments affecting the Chilean economy and the local banking industry will not materially affect our business, financial condition or results of operations. For more information, see “Item 5. Operating and Financial Review and Prospects—Operating Results—Impact of COVID-19 in 2023,” “Item 3. Key Information—Risk Factors—Pandemics, epidemics, and other diseases and health events may affect both the global and the Chilean economy, our business or results of operations and our financial condition” and “Item 5. Operating and Financial Review and Prospects—Trend Information—Impact of COVID-19 in 2023.”

Any downgrade in Chile’s or our credit rating could increase our cost of funding, affecting our interest margins, results of operations and profitability.

Our current credit ratings determine the cost and the terms upon which we are able to obtain funding in the ordinary course of business. Rating agencies regularly evaluate us by considering diverse factors, including our financial strength, the business environment and the economic backdrop in which we operate. Thus, methodologies used by rating agencies evaluate Chile’s sovereign debt ratings when determining our ratings. In addition, from time to time, rating agencies review and revise their methodologies, which in some cases could result in adjustments to Chile’s sovereign debt prevailing credit ratings or those of our debt. On March 24, 2021, Standard & Poor’s Ratings Service (“S&P”) downgraded Chile’s sovereign credit rating from “A+” to “A” while modifying the credit outlook from negative to stable. The credit action taken by S&P was founded in the expected negative effects due to the COVID-19 pandemic and the effects of increasing social pressures that may lead the prevailing government to incur further social expenses and increase Chile’s current fiscal deficit in the long-run. Given the credit action taken by S&P on Chile’s sovereign credit rating, S&P also downgraded four local banks (excluding us) by one notch, while maintaining the negative outlook for the whole banking industry (including us), with the exception of Banco Estado (a state-owned bank) that received a stable outlook. In June 2021, S&P improved the outlook for two banks from negative to stable, excluding us. Moreover, on September 15, 2022, Moody’s downgraded Chile’s sovereign credit rating from “A1” to “A2”. As a consequence, on September 20, 2022, Moody’s downgraded the credit rating of three local banks (including us) by one notch from “A1” to “A2”, though improving our intrinsic (BCA) rating from baa1to “a3”. On October 19, 2023, S&P kept the Chile’s sovereign credit rating at “A”, but revised the outlook from stable to negative, on the grounds of weaker political consensus on the country’s political and economic agenda, which may result in subdued economic activity and slower improvement in social condition, all of which could damage growth potential while pressuring fiscal and external balances. Following this rating action, on October 20, 2023, S&P revised the outlooks for two Chilean banks (excluding us) from stable to negative while maintaining credit ratings. On the other hand, during 2023, Moody’s maintained credit ratings and outlooks unchanged for both the Chile’s sovereign debt and local banks. While Chile’s current long-term debt credit ratings remain investment grade, these credit ratings may deteriorate further and adversely affect our credit rating.

Any downgrade in our debt credit ratings could result in higher borrowing costs for us, while requiring us to post additional collateral or take other actions under some of our derivative and other contracts and limit our access to debt and capital markets. All of these factors could adversely impact our commercial business by affecting our ability to: (i) sell or market our products, (ii) issue long-term debt in Chile or abroad, (iii) retain customers who need minimum ratings thresholds to operate with us, (iv) maintain derivative contracts that require us to have a minimum credit ratings, and (v) enter into new derivative or other contracts, which could impact our market risk profile, among other effects. Any of these factors could have an adverse effect on our liquidity, capital adequacy, results of operations and financial condition.

Due to: (i) the volatility in the financial markets and concerns about the soundness of developed and emerging economies, (ii) potential changes to be introduced in the fiscal policy or long-term government spending by the current or future government administrations in Chile, (iii) further social demands leading to increasing fiscal spending, (iv) unwillingness or inability to reach political consensus on economic and social reforms in a timely and effective manner, (v) deterioration in Chile’s terms of trade following the evolution of energy and commodity prices, (vi) reforms to be proposed or introduced by the current administration to modify the characteristics of the current economic and financial system, and (vii) the effects that current or potential geopolitical conflicts may have on the local economy, we cannot assure you that rating agencies will maintain our and Chile’s sovereign debt current ratings and outlooks.

Changes in tax law could adversely affect our net income and could also result in higher taxes on distributions to our foreign shareholders.

Over the last decade, there have been various changes in, and attempts to modify, the Chilean tax regime, which resulted in reforms enacted in 2014, 2016, 2020, and 2022 which were aimed at increasing tax collection in order to address social demands. Among other things, these reforms have: (i) changed the local tax system from an integrated to semi-integrated one, (ii) increased the statutory corporate tax rate for companies to 27%, (iii) risen taxes for higher income individuals through new tax brackets and additional property taxes, (iv) reduced taxes for SMEs, (v) levied VAT on services that were not formerly taxed, and (vi) removed or limited tax exemptions. Some of these elements also affected the taxes paid on dividend distributions by local and foreign investors. For more information on the main topics addressed by these reforms see “Item 4. Information on the Company—Regulation and Supervision— Modifications to Tax Legislation” and “Item 10—Additional Information—Taxation—Chilean Tax Considerations.”

In August 2023, after a lengthy dialogue process with diverse economic and political sectors, the government announced a new proposal to reform the tax system, called “Tax Deal for Development”, which aims to finance the government’s social agenda on diverse matters, including minimum guaranteed pensions, improved health services for lower- and middle-income population, reinforcement of public security and social protection through a National Care System, among other elements. In order to do that, the Tax Deal for Development is expected to be comprised of several bills, including the one submitted on December 14, 2023, which is expected to create a Registry of Final Beneficiaries, containing the information of the final taxpayer of companies, nonprofit organization, investment funds, and other entities. Those final beneficiaries are expected to be Chilean or foreign physical individuals with or without tax domicile in Chile, who meet the legal criteria established in the bill.

Another bill within the scope of the Tax Deal for Development and currently under discussion is the “Deal for Economic Development, Social Progress, and Public Expenditure Responsibility”, which is primarily focused on improving tax enforcement under the prevailing tax system, by means of seven pillars: (i) the modernization of tax management framework to streamline conciliation procedures and the amendment of the bank secrecy lift procedure, (ii) improved control of informality by setting stricter requisites for individuals or companies that provide goods and services and requesting for information from banks on the amount of transfers received by account holders, (iii) new provisions that pursue to prevent and uncover tax crimes, such as the creation of the “anonymous whistleblower” and a self-reporting procedure, while tightening sanctions for individuals and companies providing or using fake tax documents, (iv) strengthening capabilities to avoid aggressive tax planning by improving the tax avoidance regulation, modifying related party donations and transfer pricing regulation, broadening the scope of the anti-tax avoidance rule and upgrading the enforcement procedure, (v) providing further powers for the Taxpayer’s Ombudsman Agency, (vi) the regularization of tax obligations by making payment programs more flexible and restructuring the regulation on overdue tax obligations and their prescription period, together with both exceptional permission for repatriation of funds taxed with a single special rate, and early termination of tax lawsuits, and (vii) focus on institutional strengthening and probity by reinforcing both the IT capabilities and probity-oriented regulations. This bill was submitted to the Congress on January 29, 2024 and on April 10, 2024, the Lower Chamber of the Congress partially approved it. This means that some provisions of the bill were approved, whereas other parts were rejected. New modifications are expected to be introduced to this bill by the Government, as it moves onwards to its second legislative stage, where it shall be discussed in the Senate. Accordingly, as of today we cannot rule out that this bill, as currently drafted or otherwise, may eventually be enacted. Moreover, during February 2024, the Finance Ministry held meetings with political parties, announcing the government’s proposal to introduce changes to tax exemptions and credits while increasing taxes for higher-income individuals, and to reduce the statutory corporate tax rate for companies from 27% to 25%. As such, we cannot yet determine whether -and how- the final version of these or other reforms, if approved, will impact the Chilean economy and, consequently, the business outlook, the banking business, our results of operations and the taxes paid by us or our local and foreign shareholders in the future.

Climate change presents various financial and non-financial risks to us and our customers that are not directly observable and, therefore, are difficult to mitigate in advance.

Climate change presents various financial and non-financial risks to us, our customers, business counterparties and suppliers. It poses both immediate and long-term risks, which are expected to increase over time. Climate risks may be of two types: (i) physical risks (related to the direct physical effects of climate change), and (ii) transition risks (related to regulatory, market, technological, stakeholder and legal changes from a transition to a low-carbon economy).

Physical risks from climate change include acute risks, such as more intense storms and floods, as well as consequences of chronic changes in climate, like rising sea levels, prolonged droughts, unexpected floods, wildfires, systemic changes to geographies and any other resulting in population migration. Such physical risks could have adverse financial, operational, and other impacts on us, both directly on our infrastructure, business activity and operations, and indirectly as a result of impacts to our customers, suppliers and other counterparties. These impacts may include destruction, damage or impairment of properties, infrastructure and other fixed-assets, business continuity breaches, massive staff absence due to inability to reach their workplace, disruptions to supply chains, reduced availability of goods or increase in the cost of insurance. Physical risks can also impact the credit risk of our loan due to damage of customers’ assets pledged as collateral to us, adversely affect the credit condition of our investment portfolio’s counterparties or derive in increased liquidity risk if physical destruction produces liquidity shortage in capital markets due to disruptions in communication networks, among other sources of financial risks.

Transition risks may arise from changes in regulations or market preferences toward low-carbon industries or sectors, which in turn could have negative impacts on asset valuation, results of operations or our customers’ reputation that may negatively affect their financial condition and payment capacity while affecting our own reputation for doing business with them. Failure to adequately recognize transition risks in developing and executing our business strategy could lead to market share loss, decreased revenues and higher expected credit losses and increased cost of funds. Moreover, banking regulators and others are increasingly focusing on the issue of climate risk at financial institutions, both directly and in relation with their customers, which could translate in increased regulatory requirements on diverse matters. Legislative and regulatory changes and uncertainties regarding climate-related risk management and disclosures are likely to result in higher regulatory, compliance, reputational and other risks and costs for us.

As an example, in March 2024, the SEC adopted rules aimed at enhancing and standardizing climate-related disclosures. The rules require registrants to include certain climate-related information in their registration statements and annual reports, including data regarding greenhouse gas emissions and information regarding climate-related risks and opportunities and related financial impacts, governance, and strategy. Several lawsuits have been filed against such rules and, unless they prevail, we will be subject to certain of these requirements commencing with the fiscal year ending on December 31, 2025. On April 4, 2024, the SEC voluntarily stayed the rules, pending judicial review.

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

The Chilean Government’s economic policies and any future changes in the value of the Chilean peso with respect to the U.S. dollar could affect the dollar value of our common stock and our ADSs. Given the floating exchange rate regime that exists in Chile, the Chilean peso has been subject to large fluctuations in the past and this trend could occur again in the future. According to information published by the Central Bank (“Dólar Observado”, which differs from exchange rate of accounting representation or market exchange rate), between December 31, 2022, and December 31, 2023, the value of the U.S. dollar relative to the Chilean peso increased by approximately 2.9%, as compared to the increase of 1.1% recorded in the period from December 31, 2021 to December 31, 2022. Chilean trading in the shares underlying our ADSs is conducted in Chilean pesos. Cash dividends associated with our shares of common stock are received in Chilean pesos by the depositary, which then converts such amounts to U.S. dollars at the then-prevailing exchange rate for making payments in respect of our ADSs. If the value of the U.S. dollar increases relative to the Chilean peso, the dollar value of our ADSs, and any distributions to be received from the depositary, will decrease. In addition, the depositary will incur customary currency conversion costs (to be borne by the holders of our ADSs) in connection with the conversion and subsequent distribution of dividends or other payments. For more information, see “Item 10. Additional Information—Exchange Controls.”

Since we manage assets and liabilities denominated in foreign currency, our results of operations may be affected by fluctuations in the exchange rates between the Chilean peso and the U.S. dollar, or the Chilean peso in relation to other currencies, despite our policy and Chilean regulations related to the general avoidance of material exchange rate mismatches. In order to reduce the effect of exchange rate mismatches, we enter into foreign exchange derivative transactions, including both hedge accounting derivatives and trading derivatives not classified as hedge accounting, that hedge most of our exposure to foreign currency. As of December 31, 2023, our foreign currency-denominated liabilities and Chilean peso-denominated liabilities, which contain repayment terms linked to changes in foreign currency exchange rates, exceeded our foreign currency-denominated assets and Chilean peso denominated assets, which contain repayment terms linked to changes in foreign currency exchange rates, by an amount of Ch$4,745 million (amounting to approximately U.S.$5.4 million as of December 31, 2023), or 0.13% of our paid-in capital and reserves.

We may decide to change our policy regarding exchange rate mismatches. Regulations that limit such mismatches may also be amended or eliminated by regulatory institutions. Higher exchange rate mismatches will increase our exposure to the depreciation of the Chilean peso, and any such depreciation may impair our capacity to service foreign-currency obligations and may, therefore, materially, and adversely affect us, our financial condition and results of operations. Additionally, the economic policies of the Chilean Government and any future fluctuations of the Chilean peso, with respect to the U.S. dollar, could adversely affect our financial condition and results of operations.

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

Our corporate affairs are governed by our bylaws (estatutos) and the laws of Chile. Under such laws, our shareholders may have fewer or less well-defined rights than they might have as shareholders of a corporation incorporated in a U.S. jurisdiction. For example, our shareholders would not be entitled to appraisal rights in the event of a merger or other business combination undertaken by us.

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

The social unrest also led to increased volatility in the Chilean stock market, with a significant correction of stock prices and a sharp depreciation of the Chilean peso against the U.S. dollar, both of which were further affected by the COVID-19 outbreak in March 2020. Furthermore, share prices of local banks, including ours, suffered significant declines in the market due to both events, while bond spreads of local banks increased.

In response to the social unrest, the Chilean Government announced a social agenda intended to increase basic pensions, expand social health coverage, and reduce and stabilize tariffs for some public services. To fund these initiatives, the Chilean Government and the opposition at that time agreed on amendments to certain tax legislation that was passed by the Chilean Congress and enacted on January 29, 2020. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Income Tax and Item 10. Additional Information—Taxation—Chilean Tax Considerations”. Another measure agreed by the government and the Congress to tackle the political crisis of October 2019 was a first process to draft a new constitution to replace the current one dating from 1980. The entity in charge of the drafting and proposal of the project of new constitution was composed by 155 members elected through national elections. The entire process lasted approximately two years and the project of new constitution drafted by this entity was rejected by a relevant majority of 61.86% of the Chilean voters in a national referendum held on September 4, 2022. Following this outcome, the Chilean congress agreed to start over a second constitutional process by setting certain basic principles and standards that the new constitution must incorporate and defining that the new constitutional process would be carried out through the interaction of three constitutional bodies, including: (i) a Commission of Experts composed of 24 members elected by the Congress, (ii) a Constitutional Council composed of 50 members to be appointed by national elections to be held in May 2023, and (iii) the Admissibility Technical Committee composed of 14 expert lawyers appointed by the congress, whose sole purpose is to solve any dispute between the former bodies, related to provisions that may contravene the basic principles and standards that the new constitution must include according to the Congress. The Commission of Experts was installed on March 6, 2023, and prepared a preliminary constitution draft that was proposed to the Constitutional Council. Afterwards, the Constitutional Council discussed and delivered a final draft that was voted and once again rejected by a majority of 55.79% in a national referendum held on December 17, 2023. Following this outcome, the government announced no intention to continue the constitutional process. We cannot rule out, however, that new attempts to change the prevailing constitution will not take place in the future either in the form of constitutional bodies composed by common citizen or through initiatives sponsored by members of the parliament of the government. Accordingly, we cannot assure you that economic growth and investment in Chile, and consequently our results of operations or financial condition, may be adversely affected as a consequence of these new attempts to change the constitution.

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

Further, there can be no assurance as to the policies and reforms that the current government and the Congress (both elected in December 2021) may propose or take in order to address both social demands or criminality, while their impact on Chile’s economic and fiscal situation, growth, stability, outlook are still uncertain. Likewise, it not yet possible to predict to the effects that any such policies, including changes to labor laws, reforms to the pension, the healthcare and the tax systems, or reforms in other economic and social fields may have on our business, financial condition and results of operations.

Reforms to labor laws, the pension system and the healthcare system as well as labor strikes or slowdowns could adversely affect our results of operations.

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

Current labor legislation defines a company’s minimum services and emergency teams by the applicable labor regulator after negotiations between a company and each labor union. As such, minimum services refer to those functions of a company which must continue to be provided during a strike because they have been determined to be essential to protect assets and facilities, to prevent accidents, guarantee public utility services, meet the basic needs of the population and prevent environmental damage or harm to health. A company’s emergency teams are made up of workers assigned by each union to fulfill such minimum services. Therefore, in the event of futures strikes, we could face operational disruptions due to an inadequate number of minimum services and an insufficient staff for the emergency teams.

On April 26, 2023, law No. 21,561 was enacted, to define a clearer framework for the treatment of working hours for specific types of workers. According to the law, the working hours per week will be reduced from 45 hours to 44, 42 and 40 hours one year, three years and five years after the enactment of the law, respectively. Before the enactment of this law, the effective working hours of Banco de Chile’s staff was 42.5 hours per week. During 2023, we carried out diverse pilot projects across the corporation in order to assess the impact of reducing the weekly working hours to 40 hours per week. After determining that none of our crucial commercial and operational processes were adversely affected by this initiative, we decided to fully spread this new framework to the entire workforce, with no material effects on our labor costs or the quality of services delivered to our customers. Nevertheless, we cannot assure that the adoption of this new framework will not have an adverse impact on these areas in the future, in which case we could incur further expenses.

On May 30, 2023, law No. 21,578 was enacted and went into effect immediately. Among other matters related to the labor framework, this law aims to both set and gradually increase the monthly statutory minimum wage for workers while also widening benefits for workers who receive family and maternity bonuses and subsidizing micro, small and medium enterprises to afford the increase in the statutory minimum wage. According to the law, the monthly gross minimum wage (before social security contributions and taxes) is expected to be Ch$440,000 starting May 1, 2023, Ch$460,000 starting September 1, 2023 and Ch$500,000 starting July 1, 2024 (approximately U.S.$503, U.S.$526, and U.S.$572 per month, respectively, as of December 31, 2023). Although none of our employees are subject to the monthly statutory minimum wage, we cannot rule out that this or other similar initiatives in the future will not finally result in higher labor costs, lower net income and reduced profitability for us.

On December 29, 2023, law No. 21.645 was enacted and went into effect on January 29, 2024. This law establishes the right to teleworking for all workers who care for children younger than fourteen years old, disabled people or dependent people regardless of the age. Workers on such situation may apply for a teleworking modality for all or part of their working day, whether daily or weekly, to the extent that the nature of their tasks is compatible with it. This benefit does not apply to workers who have the power to represent the employer, such as managers, assistant managers, among others. The law also establishes the right to preferential use of legal holidays during school holidays as established by the Ministry of Education for workers who care for children younger than fourteen years old and either disabled or dependent teenagers younger than eighteen years old, over workers without such obligations. In addition, the law seeks to promote equal treatment between women and men while introducing new labor rights aimed at reconciling family life. After taking special measures to overcome the effects of the COVID-19 pandemic, such as implementing temporary teleworking for most of the staff until 2022 in order comply with workplace maximum capacity, most of our staff returned to on-site working when the contagion risk declined significantly. Subsequently, we adopted a hybrid working scheme composed of days worked on-site and remotely for part of the employees that belong to support and control divisions, to the extent possible depending on their tasks.

Likewise, another bill still under discussion seeks to modify Chilean labor laws by increasing the participation of employees in companies’ profits and the way that this participation is calculated. These laws could translate into higher ongoing labor costs, which could have an adverse effect on our results of operations and future financial condition. During the year ended December 31, 2023 and as of the date of this annual report, this bill had no significant progress.

In recent years, the Chilean Government presented several bills with the purpose of improving the Chilean pension system. The government presented a bill to reform the pension system in November 2022. This bill has yet to be discussed in the Congress. Among other matters, initially this bill aimed to: (i) increase of minimum monthly guaranteed pensions; (ii) require the employer to fund an additional 6% contribution to every employee; (iii) reform the current private pension funds managers by creating a public entity in charge of managing the pensions that will compete with new private institutions in charge such management; (iv) establish the exclusive right of the public entity to manage the additional 6% of new social insurance payment; (iv) modify the system of fees that managers can charge; etc. However, in December 2023, the Chilean Government introduced modifications to the bill, including, among other topics, the distribution of the additional 6% contribution to finance public policies, improve pensions for current pensioners and the continuation of the individual capitalization system and full ownership on funds. In January 2024, the Lower House approved the increase in the guaranteed minimum pension to Ch$250,000 (U.S.$286, as of December 31, 2023) per month and other initiatives proposed in the bill while introducing the chance of self-borrowing for users of the pension system for an amount of up to 5% of the individual account balance held by every user with a cap of UF 30 (Ch$1.1 million as of December 31, 2023). On the other hand, the Lower House rejected the proposed distribution for the additional 6% contribution to other-than-individual saving accounts. Given the uncertainty regarding the approval by the Congress of these reforms presented by the government, or any major changes that may change this bill during its discussion period (if discussed) in the Congress, we are unable to predict what, if any, reform will be enacted or the final content of such pension reform, including whether pension funds will continue to operate under the current regulatory scheme. The potential adverse effect of any such proposed reforms on our financial condition and results of operations cannot yet be ascertained. Further, during the economic crisis caused by the COVID-19 pandemic, three consecutive pension fund withdrawals amounting to approximately Ch$41,553,662 million (or approximately U.S.$47,525 million as of December 31, 2023) and one withdrawal from life annuities (rentas vitalicias) amounting to approximately U.S.$1,100 million have been permitted by the Chilean Congress as of March 31, 2024. In late 2021, a fourth extraordinary withdrawal from the pension funds was rejected by the Senate and in April 2022, two projects pursuing further withdrawals from the pension funds were also rejected by the Chilean Congress and during 2023, some bills allowing pension funds withdrawals were under discussion by the Chilean Congress, all being rejected. As such, we cannot rule out that these bills, or other withdrawals that may be proposed in the future, could be approved.

Uncertainty on the future of the Chilean pension system remains, given that successive government administrations have not been able to reach an agreement with the Chilean Congress on this matter, which may exacerbate political uncertainty and continued economic volatility. Therefore, we cannot assure you that our labor costs will not increase. Since the pension fund managers usually invest a portion of the funds they manage in certain debt instruments (for instance, bonds and time deposits), including those issued by Chilean banks, including us, if the amount of funds available in the pension fund system continues to decrease due to new withdrawals, the demand for both the long-term fixed-income securities we issue as debt to finance our operations and our shares of common stock will decrease, and we will not be able to raise funds from pension fund managers as in the past. As a result, there could be further restrictions to our access to long-term financing, compelling us to seek alternative funding sources in Chile and abroad, which may bear higher interest rates and include higher transactional costs, and, as a consequence, may have an adverse effect on our net interest margin, results of operations and financial condition in the long-term.

In addition, the government has announced its intention to introduce changes to the Chilean healthcare system by enhancing the role of the public health providers while severely modifying the role of or potentially removing the private health institutions (also known as ISAPRES) from the Chilean healthcare system. In addition, ISAPRES have experienced financial instability during recent years due to several decisions of the Chilean Supreme Court prohibiting them to raise or adjust prices of health plans offered to private health users. In addition, the Supreme Court established that revenues received by ISAPRES as a result of rising prices should be reimbursed to the users while instructing that a technical body should determine the amount of such debt. In order to address the financial crisis evidenced by ISAPRES, the Chilean Government presented a bill aimed at introducing changes in the pricing of services provided by ISAPRES, which considers an increase in the base prices for services provided by ISAPRES. However, there is still uncertainty on the final amount owed by ISAPRES to their users. The application of such changes to the private health system may result in diverse impacts ranging from a decrease in the quality of services provided to health system users, financial distress of ISAPRES and deteriorated financial condition of private health providers that strongly relies on financing and services provided to ISAPRES’ users. Although we do not have material exposure to the Chilean private health system, we cannot rule out that the credit quality of some of our debtors belonging to that sector, or debtors participating in other sectors, whose activity depends on business with the former, such as real estate, construction, general services, among others, could deteriorate in the future.

Pandemics, epidemics and other health events will affect both the global and the Chilean economy, our business or results of operations and could affect our financial condition.

The spread of illnesses, epidemics, or pandemics such as the COVID-19 has caused, and could in the future cause quarantines, shutdowns, reduction in business activity and financial transactions, labor shortages, supply chain interruptions and overall economic and financial market instability in many countries, including Chile, with subsequent adverse effects on our business growth, results of operations or financial condition. If new variants of COVID-19 appear to be resistant to the currently existing vaccines or other kind of viruses with similar adverse effects spread, the health authority could impose new restrictions, such as country-wide lockdowns, which could result in a shutdown involving the Bank, our subsidiaries and some or all of our customers operations or the services provided by our suppliers, such that we would be unable to meet the needs of our customers for an unknown period of time, which could adversely affect our results of operations by reducing revenues, decreasing our collection capabilities and increasing operating expenses.

The spread of new variants of COVID-19 or the appearance of other kinds of diseases or viruses that threaten to become a pandemic continues to result, from time to time, in increased volatility in both the local and the international financial markets and economic indicators, such as exchange rates, interest rates, credit spreads and commodity prices. Any shocks or unexpected movements in these market factors could result in financial losses associated with our fixed-income trading portfolio, trading derivatives or financial assets measured at fair value through other comprehensive income, which could then cause deterioration of our financial condition or limitations to meet our liabilities. Furthermore, market fears could translate into liquidity constraints and reduced access to funding in both the local and the international markets, negatively affecting our net interest margin and net income. Adverse changes in the economy may also have a negative effect on the ability of our borrowers to make timely repayments of their loans, which could have an adverse impact on our earnings. Even though the Chilean financial authorities made various decisions in order to ensure liquidity within the Chilean financial system to overcome the impact of the COVID-19 pandemic on the local economy, we cannot assure you that these measures will be replicated if a new pandemic or the spread of other illnesses occur in the future, which could translate into liquidity constraints for the whole banking system, including us. Lastly, contingency plans in order to address health emergency, including remote working arrangements, implementation of alternative offsite locations and so on, could have a negative impact on us in terms of operating expenses, service quality delivered to our customers and lowered net income.

Risks Relating to our American Depositary Shares (“ADSs”)

Our principal shareholders may have interests that differ from those of our other shareholders and their significant share ownership may have an adverse effect on the future market price of our ADSs and shares.

As of April 19, 2024, LQ Inversiones Financieras S.A. (“LQIF”), a holding company beneficially owned by Quiñenco S.A. and Citigroup Chile S.A., holds directly and indirectly approximately 51.15% of the voting rights of our shares. Subject to our bylaws and applicable law, such principal shareholders are in a position to elect a majority of the members of our board of directors and control all matters decided by a shareholder vote, including the approval of fundamental corporate transactions.

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

While our ADSs have been listed on the New York Stock Exchange (the “NYSE”) since the first quarter of 2002, there can be no assurance that an active trading market for our ADSs will be sustained. For the year ended December 31, 2023, a daily average volume of approximately 134,578 of our American Depositary Receipts (“ADRs”) and a daily average turnover of approximately U.S.$2.8 million were traded on the NYSE, according to data provided by Bloomberg. Although our shares are traded on the Santiago Stock Exchange and the Chilean Electronic Stock Exchange, the Chilean market for our shares in Chile is small and somewhat illiquid. As of April 19, 2024, approximately 48.85% of our outstanding shares were held by shareholders other than our principal shareholders.

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

During 2020, the COVID-19 pandemic was a principal source of instability for financial markets. Equity market valuations lowered significantly while liquidity in fixed income markets decreased dramatically, creating significant volatility and disruption in global financial markets, particularly in the early months of the pandemic, resulting in the fall of stock prices (including the price of our stock) and sudden increases in credit spreads. In the case of interest rates, monetary actions taken by many central banks around the world led short-term and long-term rates to historically low levels, in order to promote lending by banks and assure liquidity in the global financial system. These trends began to revert in 2021 as the pandemic seemed to be under control, massive lockdowns were gradually lifted, individuals and companies returned to normal activities and the vaccination process advanced around the globe. Many developed and developing economies recovered significantly from the contraction displayed in 2020, due to both a low comparison base and also due to the positive impact of aggressive monetary and fiscal packages. In 2022, instead, the global economy showed signs of deceleration after a period of significant growth due to external factors. Global GDP grew 3.5% in 2022 from the 6.2% recorded in 2021, slower pace that was present in both developed and developing economies. These economic performances were caused by rising inflation, increased monetary policy interest rates and the direct and indirect impacts of geopolitical issues between Russia and Ukraine. Global inflation reached 8.7% in 2022, well above the targets set by central banks, because of the overall increase in fiscal spending during the COVID-19 pandemic, increased liquidity that fostered consumption and the disruption in the supply chain by the COVID-19 pandemic and global geopolitical conflicts. In this context, central banks deployed aggressive monetary contractionary policies that resulted in a sharp increase in short-term interest rates to control inflation, which had a direct effect on demand and economic performance.

In 2023, the global economy was characterized by the continuation of the adjustment process, which resulted in overall deceleration in economic activity. In fact, according to the International Monetary Fund (“IMF”), the GDP growth of the global economy decreased from 3.5% in 2022 to 3.0% in 2023, due to diverse factors, including, but not limited to: (i) disruptions generated by the armed conflict in Eastern Europe and, more recently, in the Middle East, (ii) the loss of purchasing power among individuals due to persistent inflation, and (iii) the effect of increased short-term interest rates for longer-than-expected in response to inflation. As a result, according to the IMF, developed economies grew 1.5% in 2023 (from 2.6% in 2022), a slowdown that was primarily caused by lower dynamism in the European Union region, where GDP increased by only 0.7% in comparison with the 3.3% recorded in 2022. The performance of developing economies, instead, remained stable by reaching GDP growth of 4.0% in 2023 as compared to the 4.1% seen in 2022, due to a combination of opposing factors including lower economic activity in Latin America and stronger GDP expansion in China when compared to 2022. This overall GDP growth deceleration resulted in lower inflationary pressures due to reduced aggregate demand. As such, according to the IMF, inflation fell from 8.7% in 2022 to 6.9% in 2023, due to the attempts of central banks to return inflation to normal levels by deploying contractionary monetary policies in many countries, leading reference interest rates to the highest levels seen in decades. For instance, the US Federal Reserve increased the federal funds interest rate to 5.5% in December 2023, which represents an increase of 525 basis points since the first quarter of 2022 and the highest level since 2001. A similar action was taken by the European Central Bank, which implemented a 450 basis points increase in the overnight rate since mid-2022 by taking the monetary policy interest rate to 4.0% in December 2023, the highest level since 2001. In turn, the tightening monetary cycles carried out by central banks in developed economies were the main cause for currency strengthening in these countries and currency weakening in developing economies.

Also, political and social instability in some Latin American countries like Colombia, Venezuela, Ecuador, Argentina and even Chile, as well as some Caribbean countries, produced migration issues in more stable countries within the region. Moreover, armed conflicts in the Middle East and Asia, the ongoing tensions between the U.S. and different countries including Iran, China and Russia, the global migration crisis and waves of populism looming in different countries, as well as terrorism, illustrate volatile social and political environments that could harm foreign trade and economic growth for both developed and developing countries. These changes may also generate significant volatility in international markets and commodity prices. Additionally, the armed conflict between Russia and Ukraine in eastern Europe, and more recently, the conflict between Israel and Hamas, which continue threatening to become a more global conflict as other countries continue to provide assistance, are other sources of instability that are affecting the global economic environment. As of December 31, 2023, and as of the date of this annual report, we do not have any exposure to customers or financial counterparties in Ukraine or Russia, whereas we have immaterial exposures (contingent loans) to Israeli financial institutions.

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

We are a full-service financial institution that provides, directly and indirectly through our subsidiaries, a wide variety of lending and non-lending products and services to all segments of the Chilean financial market, providing our customers with powerful, differentiated, and comprehensive value offerings. In addition to our traditional banking operations, our subsidiaries and affiliates permit us to offer a variety of non-banking but specialized financial services including securities brokerage, mutual funds management, investment banking, insurance brokerage and collection services.

Our business is not materially affected by seasonality.

We organize our operations and deliver our services to our customers through the following four principal business segments:

(i)	retail banking;

(ii)	wholesale banking;

(iii)	treasury and money markets; and

(iv)	operations through subsidiaries.

Through our retail banking segment, we provide our individual customers with credit cards, installment loans and residential mortgage loans, as well as traditional deposit services, such as current accounts, demand deposits, demand accounts, savings accounts, and time deposits. We and our subsidiaries also offer financial solutions such as insurance brokerage, securities brokerage, mutual funds management, among others. In addition to personal banking, our retail segment comprises micro, small and medium sized companies that we serve by providing them with short- and long-term financing, deposit and cash management solutions, in addition to an array of financial services, such as insurance brokerage. Our banking services for wholesale customers include commercial loans (including factoring and leasing), trade finance, capital markets services, cash management and non-lending services, such as payroll, payment and collection services, as well as a wide range of treasury, financial advisory and risk management products.

In 2008, we enhanced our value offerings by entering into a strategic partnership with Citigroup Inc., as a result of our merger with Citibank Chile. We also offer international banking services through our representative office in Beijing and a worldwide network of correspondent banks.

According to the CMF, under Chilean GAAP, as of December 31, 2023, we ranked first in the Chilean banking industry in terms of net income attributable to equity holders with a market share of 27.7%. As of the same date and excluding operations of subsidiaries abroad, we were the second largest bank in Chile in terms of total loans with a market share of 16.2%, the second largest provider of commercial loans with a market share of 16.2%, the second largest provider of consumer loans with a market share of 18.7% and the third largest private sector bank in terms of residential mortgage loans with a market share of 15.3%. As for liabilities, excluding operations of subsidiaries abroad, we were the second largest private bank in Chile in terms of current accounts and demand deposit balances (net of clearance) with a market share of 20.2% and, more importantly, we ranked first in current account balances held by individuals with a market share of 24.4%, both as reported by the CMF and as of December 31, 2023. Lastly, according to the Chilean Association of Mutual Funds, as of December 31, 2023, we were the largest provider of mutual funds management services in Chile with a market share of 21.9%.

As of December 31, 2023, we had:

●	total assets of Ch$55,718,041 million (approximately U.S.$63,725.1 million);

●	total loans of Ch$37,651,274 million (approximately U.S.$43,062.0 million), before deducting allowances for loan losses;

●	total deposits of Ch$29,208,989 million (approximately U.S.$33,406.5 million), of which Ch$13,670,793 million (approximately U.S.$15,635.4 million) correspond to current accounts and demand deposits;

●	equity (including net income, non-controlling interest and provisions for minimum dividends) of Ch$6,081,943 million (approximately U.S.$6,956.0 million);

●	net income of Ch$1,374,027 million (approximately U.S.$1,571.5 million); and

●	market capitalization of approximately Ch$10,454,258 million (approximately U.S.$11,956.6 million).

As of December 31, 2023, we had 12,217 employees and delivered financial products and services through a nationwide distribution network of 257 branches and 1,696 ATMs. Our ATMs are part of a larger network of 7,556 ATMs operating in Chile, of which 4,626 ATMs operate under a network managed by Redbanc S.A., a company we partly own along with eight other private sector banks.

History

We were founded in 1893 as a result of the merger of Banco Nacional de Chile, Banco Agrícola and Banco de Valparaíso, which created the largest private sector bank in Chile. We have played an important role in the economic history of Chile. Before the creation of the Central Bank in 1926 and prior to the enactment of the General Banking Act, we were the main stabilization agent of the Chilean banking system, a role that is now performed by the Central Bank. Beginning in the early 1970s, the Chilean Government assumed control of a majority of Chilean banks, and all but one of the foreign banks that were operating at that time closed their branches and offices within the country. Throughout this era, we remained as a private sector bank, with the exception of a portion of our shares owned by the Chilean Government that were sold to private investors in 1975. Throughout our history we have developed a well-recognized brand name in Chile and expanded our operations in foreign markets, where we developed an extensive network of correspondent banks. In 1987 and 1988, we established four subsidiaries to provide a full range of specialized financial products and services as permitted by the General Banking Act. In 1999, we widened our scope of specialized financial services by creating our insurance brokerage and factoring subsidiaries. During the early 2000s, the Chilean banking industry witnessed intense merger and acquisition activity. In 2002, we merged with Banco de A. Edwards, which allowed us to expand our business to new customer segments. In 2008, we merged our operations with Citibank Chile. As a result of these consolidations, we currently operate a distribution network that is composed of two brand names, namely, “Banco de Chile” (which operates throughout Chile) and “Banco Edwards-Citi” (which is primarily oriented to higher income segments).In 2020, our main achievements were related to both adapting our operations and processes to the contingencies produced by the COVID-19 pandemic, while being able to successfully overcome the financial challenge posed by the economic crisis caused by the pandemic. In order to continue adapting our operations to the increasing demand for remote settings and faster services from our customers, while still addressing the effects of mobility restrictions and lockdown, during 2020 we emphasized the importance of digital transformation within our organization. In addition, one of the most important milestones of the year was the launch of the FAN account, our fully digital onboarding bank account that promotes financial inclusion among all income segments. Also, in 2020, we continued implementing our new service model for branches, while modernizing them in order to comply with the sanitary restrictions as a result of the COVID-19 pandemic. Likewise, we continued to reinforce our cybersecurity structure by creating three departments to better cope with the new challenges posed by digital transformation. Throughout 2020, we also deployed the National Support Plan in order to support our customers that were affected by the COVID-19 pandemic. This initiative enabled customers to reschedule up to six installments of consumer, residential mortgage and commercial loans while reprogramming their credit card debt, as well as a special support program that granted government-guaranteed working capital loans to SMEs and large company clients.

During 2021, under Chilean GAAP and according to the CMF, we once again led in terms of net income attributable to equity holders by recording a year-end market share of 21.4% within the banking industry, representing a ROAE of 20.16%, which denotes an annual expansion of 71.2% in net income (under Chilean GAAP). Regarding our loan portfolio, as of December 31, 2021, we recorded Ch$34,265,873 million in loan balances under IFRS, reaching a double-digit expansion on an annual basis. Our loan book was mostly influenced by solid annual increases in commercial and residential mortgage loans that grew steadily over the course of the year. While commercial loans continued to be influenced by the state-guaranteed loan program (FOGAPE and FOGAPE Reactiva), residential mortgage loans managed to expand aligned with higher-than-expected inflation and despite pick-up in long-term interest rates during 2021. As for consumer loans, the contraction experienced by this lending product during 2020 and much of 2021 began steadily reversing over the last months of 2021 by gradually approaching pre-pandemic loan balances. Furthermore, in 2021, in regard to our digital transformation strategy, we continued to enhance the value offering behind the FAN account, our full digital onboarding account, by implementing new services, such as: (i) a new customer service channel with a chatbot called FANi, (ii) full access to digital Banco de Chile’s ecosystem and (iii) cardless cash withdrawal. Thanks to these efforts, we managed to attract nearly 581,000 new clients during 2021, which were added to approximately 115,000 new current account holders, resulting in a year-end increase of 22.3% in current accounts and demand deposits and a market-leading share of 21.6% (according to the CMF). In addition, in December 2021, the phase-in period for implementation of the Basel III framework became effective in Chile, which includes new regulations in connection with regulatory capital and credit, market and operational risk-weighted assets. Our proactive approach to Basel III implementation has allowed us to remain as the strongest bank in terms of capital adequacy among major banks in Chile by recording Total Capital or Regulatory Capital and CET1 ratios of 17.2% and 12.9%, respectively, as of December 31, 2021, while having the highest amount of additional provisions (accounted for under Chilean GAAP) among private local banks as of the same date. In addition, in December 2021, we issued a U.S.$500 million 144A/Regulation S bond in the international capital markets in order to diversify our liability structure while generating funding for our long-term sustainability. This long-term debt placement joined a special bond issued a few months earlier that was intended to finance SMEs while promoting female development in their workplaces. Lastly, we successfully completed the final steps of our new service model for branches, which will allow us to provide better solutions and services to our customers while offering an improved customer experience through a more efficient, technological and modern branch network.

The year ended on December 31, 2022, was a very successful period for us. Under Chilean GAAP, as reported by the CMF, we led the industry by far in both net income and profitability by achieving a 26.1% market share in net income attributable to equity holders, based on a 77.8% increase in net income (under Chilean GAAP) and a return on average equity (ROAE) of 31.5% (attributable to equity holders). Our performance in results was primarily the consequence of increased operating revenues that benefited from both temporary positive impacts that arose from higher-than-expected inflation, increasing interest rates and still high levels of liquidity in the banking system, as well as a successful management of our Treasury business including both the administration of balance sheets gaps, the management of our trading and investment portfolios and also in the sales and structuring business. In addition, we were able to maintain a solid position in total loans by ranking second in the industry in total loans. In this regard, worth noting was the gain we achieved in market share in consumer by increasing from 17.4% in December 2021 to 18.0% in December 2022, which demonstrated the effectiveness of new commercial strategies and specific plans aimed at improving efficiency and productivity in loan origination by means of new ways to contact customers. In addition, we continued to deploy our digital transformation strategy by developing new digital-based products and services while improving existing functionalities, including: (i) the introduction of a digital current accounts and credit card for individuals, (ii) the release of FAN Emprende, a digital demand account for SMEs, start-ups and entrepreneurs, (iii) the launch of FAN Clan a digital onboarding demand account for teenagers, which aims to promote long-term relationships, and (iv) new functionalities for our wide array of tailored applications and websites. Likewise, we managed to consolidate FAN account as one of the market-leading digital accounts in the market that achieved one million users by adding approximately 350,000 new FAN users in 2022. Together with these efforts, in 2022 we were able to improve value offerings in many lending products and services like consumer loans, trade finance loans, leasing loans and insurance by leveraging on improved CRM tools and advanced commercial analytics. Similarly, through the development of more adaptable and flexible current account plans we managed to attract approximately 118,000 new current account holders in 2022, which permitted us both to continue ranking first in current accounts held by individuals with a market share of 23.9% and ranking second in demand deposits by achieving a 19.9% market share in December 2022. Our excellent financial results also enabled us to enhance our capital base as reflected by a Total Capital or Regulatory Capital and CET1 ratios of 17.9% and 13.6%, respectively, as of December 31, 2022, which placed us as the leading local bank in terms of capital adequacy as of the same date.

The year ended on December 31, 2023 was a year of significant importance for Banco de Chile, as we celebrated 130 years of history and maintained leadership in the Chilean Banking industry. In fact, under Chilean GAAP, as reported by the CMF, we led in both net income and profitability, achieving a 27.7% market share in net income attributable to shareholders and a return on average equity (ROAE) of 26.3% (attributable to shareholders), which reflects a successful and prudent business and risk management, consistent with a long-term strategic vision that permanently seeks the creation of sustainable value for all our stakeholders. In terms of operating income, we were able to largely mitigate the impact of lower inflation, as compared with 2022, through the expansion of customer income by more than 11%, mainly due to a higher margin from deposits, a boost in income from consumer loans based on attractive value offerings, as well as higher fees from transactional services and insurance brokerage. We also highlight the contribution of our Treasury, in the operating income generation by means of offering sophisticated financial products and services adjusted to the customers’ needs. The lending activity was contained at the industry level, which translated into limited growth in our loan portfolio. In commercial loans, we recorded a 16.2% market share, 39 basis points below what was achieved at the end of 2022, in a context characterized by the negative impact of lower economic activity on the dynamism of companies. However, in consumer loans, we achieved 6.3% annual growth and increased our market share from 18.0% in 2022 to 18.7% in 2023, mainly due to attractive offers enhanced through a distinctive digital experience with the highest service quality standards. Finally, our residential mortgage loan portfolio expanded by 7.8%, in line with limited but sustained market growth despite higher interest rates that prevailed during the year, reaching a market share of 15.3%, slightly higher than the stake achieved in 2022. In 2023, we also achieved important advances in each of our strategic pillars: (i) regarding the pillar “customer at the center”, we extended the continuous advance of digital solutions by expanding the capabilities of our remote service channels, implementing technology and advanced analytics to enhance the value offer, enabling new payment functionalities and expanding the scope of digital onboarding tools for both people and companies, while promoting financial inclusion through our FAN account and cluster of products, (ii) in terms of our pillar “efficiency and productivity”, we managed to reengineer processes in the branches, reduce waiting and service times, reinforce the use of self-service ATMs, consolidate the digital sale of insurance, promote adoption of a new corporate purchasing model, and implement 100% digital granting of loans for SMEs, among many other initiatives and (iii) for the strategic pillar of “commitment to Chile” we issued bonds abroad in the amount of approximately U.S.$85 million under our ESG Financing Framework. The resources obtained through such issuance will be entirely allocated to initiatives promoting the country’s sustainable development and inclusive economic growth, in line with the Sustainable Development Goals (SDG) of the United Nations and Global Compact Chile. Finally, our financial results allowed us to improve our capital base as reflected by a Total Capital or Regulatory Capital and CET1 ratio of 17.4% and 13.7%, respectively, as of December 31, 2023, both under Basel III framework.

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

In November 1996, pursuant to Law No. 19,396, our shareholders approved a reorganization by which Banco de Chile was converted into a holding company named SM-Chile S.A. (SM-Chile). In turn, SM-Chile organized a new wholly-owned banking subsidiary named Banco de Chile, to which the former contributed all of its assets and liabilities, other than the Central Bank subordinated debt. In addition, SM-Chile created a second wholly-owned subsidiary named SAOS that, pursuant to a prior agreement with the Central Bank, assumed a new obligation in favor of the Central Bank that fully replaced the Central Bank’s subordinated debt and received 63.6% of our shares from SM-Chile. Thus, SAOS would repay the new obligation by means of the proceeds of the dividends it would receive from us. Pursuant to SM-Chile’s bylaws, that company would remain in existence until the Central Bank subordinated debt was completely paid off by SAOS, which finally occurred on April 30, 2019, by using the dividends distributed by us with charge to our net distributable earnings for the year ended December 31, 2018. Since that date, SM-Chile has been in the process of liquidation while SAOS was dissolved immediately. As of the date of this annual report, the liquidation process of SM-Chile is in progress and is expected to end by 2025.

For more information on the Central Bank Subordinated Debt and the liquidation process of SM-Chile, see “Item 4. Information on the Company—History and Development of the Bank—History—The 1982-1983 Economic Crisis and the Central Bank Subordinated Debt” and “Item 7. Major Shareholders and Related Party Transactions—Ownership Structure” in the Form 20-F for the year ended December 31, 2020, filed with the SEC on April 30, 2021.

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

Merger with Citibank Chile

On December 27, 2007, our shareholders approved our merger with Citibank Chile, which became effective on January 1, 2008. During 2008, we integrated Citibank Chile’s technological platforms with ours and established a new organizational structure in order to satisfy the needs of our customers and to achieve important synergies. We concluded the merger process with the integration of Corporación Financiera Atlas S.A. (Citibank Chile’s consumer area) into our Consumer Finance Area (CrediChile formerly), which allowed us to nearly double our customer base and market share in consumer finance. As result of this merger and integration process, we entered into the following agreements with Citigroup Inc. to provide a framework for our relationship with Citigroup Inc., its services and trademarks in Chile: (i) the Global Connectivity Agreement, (ii) the Cooperation Agreement, (iii) the Trademark License Agreement and, (iv) the Master Services Agreement. On October 22, 2015, we entered into a new Global Connectivity Agreement, a new Cooperation Agreement and a new Trademark License Agreement with Citigroup Inc. All of these new agreements replaced the original agreements we entered into on December 27, 2008. In addition, on January 26, 2017, we entered into a new Master Services Agreement with Citigroup Inc. All of these agreements have continued to be extended, amended and/or restated successively. For more information, see “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.”

Technological Projects

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

In 2022, we continued to enhance our technological infrastructure, improve the stability of our systems while supporting the deployment of our digital transformation strategy through the development of new products, services and applications. In terms of new products and services, we developed and launched the first digital current account for individuals, which may be fully opened online, while also introducing a new digital account for SMEs and entrepreneurs (FAN Emprende) that permits full access to digital channels. Likewise, we developed FAN Clan, a 100% digital demand account for teenagers, whose digital functionalities allow the users to customize the account by choosing different avatars to interact with. In addition, we launched a renewed MiInversión application for smartphones, which allows investors to check their balances, amounts invested, and profitability earned during the period while taking new investment and savings products. Similarly, we improved functionalities in both MiBanco and MiPago applications, including a QR code for cash withdrawals and taking products online, which coupled with the Paga2 application that permits our and Banco Scotiabank’s customers to perform money transfers with no charges by using their mobile phone numbers. Furthermore, we enhanced functionalities of the MIBanconexion application for companies including the electronic payment of bills, multiproduct remote authorization, online credit payment and a dashboard for the management of electronic money transfers. We also introduced improvements to our customer websites for individuals and companies by allowing customers to perform a wider bundle of operations online. Given our purpose of improving contact channels, during 2022 we also worked in conjunction with local communities to expand our network of ATMs in non-covered sectors across the country. From the infrastructure and cybersecurity point of view, in 2022 we renovated the whole telecommunication network in order to make it compatible with new technological requirements of other platforms, consolidated a 99.9% uptime in both web login and electronic money transfers, decreased the response time to address critical events by 50% while reinforcing the monitoring system of fraud and anti-money laundering. Also, we implemented Data Decoupling architecture that provides real-time access to information through cloud data warehouse, which also challenged us to deploy new cybersecurity infrastructure oriented to our multi-cloud strategy.

During 2023, we maintained the focus on providing individuals and companies with excellent services and products as well as timely and effective solutions, through proactive and agile service in order to build relationships of trust with our clients. In this process, we launched innovative products, as well as renewed and updated various services, functionalities and digital tools that seek to deliver a more flexible and accessible experience, with high security standards and availability to clients and users. In this context, we became the first bank in Chile in the “Decentraland,” a decentralized metaverse platform where we launched “Dimension B”, a new virtual space of Banco de Chile, which represents an open space where the user can roam freely and access information on financial products and services. Moreover, we successfully released the Apple Pay digital wallet, which allows customers to pay in on-site stores without the need for a physical card. In the retail segment, different functionalities were incorporated into MiBanco, MiPago, MiSeguro y MiInversión mobile applications. In Mi Banco, the renewal of the information on the home page and the creation of widgets or tools that allow viewing the benefits of the day, using the Mi Pago App to add funds to (and pay for purchases using) the bracelet used to attend the Lollapalooza music festival in Chile, among others, stand out. On the online banking website, we were able to implement the digitization of the entire digital income situation statement and digital onboarding for current accounts in U.S. dollars. In the wholesale segment, improvements and new functionalities were added to the MiBanconexión application, such as enabling digital onboarding for current accounts in U.S. dollars, allowing online repayment and review of leasing products, permitting review of bank warranty bills, enabling digital ordering of mass payments, incorporating multi-company authorization for electronic funds transfer, applying for credits digitally, among others.

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

Capital Expenditures

The following table sets forth our capital expenditures in each of the three years ended December 31, 2021, 2022 and 2023:

	For the Year Ended December 31,
	2021		2022		2023
	(in millions of Ch$)
Computer equipment	Ch$	22,367	Ch$	9,823	Ch$	11,136
Furniture, machinery and installations		2,349		2,090		2,922
Real estate		9,477		6,041		10,277
Vehicles		—		752		416
Subtotal		34,193		18,706		24,751
Software		30,222		56,891		59,955
Total	Ch$	64,415	Ch$	75,597	Ch$	84,706

Our budget for capital expenditures for 2024 amounts to approximately Ch$94,850 million, of which expenditures in information technology investments represent 81.5%, while infrastructure projects represent the remaining 18.5%. The budget for capital expenditures is in line with our mid-term strategic priorities of improving our efficiency and enhancing our customer service capabilities with a firm focus on digitalization. These capital expenditures will be principally financed by cash on hand and long-term debt financing.

Among the budgeted expenditures for information technology, 51.9% corresponds to new and ongoing IT projects intended to provide us with business solutions for customers, technological stability, cybersecurity tools, improvements in productivity, enhancements in our communication network and cloud as well as reinforced cybersecurity infrastructure and systems. Of the remaining 48.1% budgeted for IT expenditures, 20.2% is intended for the renewal of our technological infrastructure, which includes further optimization of our nationwide ATM network, 14.9% relates to the development of applications in order to provide us with digital alternatives to meet customers’ needs, another 9.2% consists of investments in technological equipment and system improvements to be carried out by certain subsidiaries and the remaining 3.7% is aimed at supporting regulatory compliance requirements.

Our 2024 infrastructure expenditures budget includes disbursements associated with the refurbishment of our branch network (35.4%), general maintenance investments (24.9%), renovation and restoration of our corporate buildings (21.2%), initiatives related to security expenditures (10.6%) and other initiatives related to enhancing support infrastructure and IT tools for regulatory compliance requirements (7.9%).

All the aforementioned investments have been or will be made in Chile.

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

Our main competitive strengths are:

Brand Recognition and Strong Corporate Image

We have operated in the Chilean financial industry for 130 years under the “Banco de Chile” brand name. In order to provide our customers with specialized value offerings and a wider range of financial products and services, we have also developed the “Banco Edwards-Citi” and “Banchile” brand names. We believe our long-standing history in the Chilean market is recognized by our customers and the general public, who associate our brands with value, quality, reliability and social responsibility within the Chilean financial industry, as demonstrated in various polls conducted by well-known market research companies. We believe that our long history in the Chilean banking industry is a key element that differentiates us from our competitors.

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

In 2023, we were recognized once again by Merco (a corporate reputation monitor) as one of the leading companies in corporate reputation in Chile (top 3). Likewise, Global Finance and The European magazines recognized us as the “best bank” and the “bank of the year and decade” in Chile, respectively.

Business Scale and Leading Market Position

We are one of the largest financial institutions in Chile and a market leader in a broad range of financial products and services within the Chilean financial system, as listed in the following table:

	As of December 31, 2023
	Market Share	Market Position
Commercial Loans(1)	16.2%	2nd
Current Accounts Balances held by Individuals	24.4	1st
Mutual Funds (Assets Under Management)	21.9	1st
Net Fees and Commissions Income	20.1	1st
Net Income of Securities Brokerage Subsidiary (2)	15.0%	2nd

Source: Chilean Association of Mutual Funds and the CMF.

(1)	Excluding operations of subsidiaries abroad.

(2)	Including the whole market and not only subsidiaries of local banks.

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

In the last decade we have also achieved significant market share in the retail banking segment through diverse value offerings intended to cover our target demographics and enterprises. Therefore, we have prioritized the expansion of our residential mortgage portfolio and our presence in transactional services such as credit cards, current accounts and demand accounts, as we believe they are effective means to build long-term relationships and customer loyalty, while increasing cross-selling opportunities. For this reason, through our Individual and SME Banking Area, we aim to lead the market in services offered to high and medium-income individuals for whom we have developed an attractive and complete portfolio of financial services, including a full range of wealth management services through one of our subsidiaries. We supplement these value offerings with specific proposals for SMEs, which in recent years has coupled with value offerings satisfying small scale entrepreneurs’ financial needs and individual customers in outlying districts seeking deposit and transactional solutions. This broad variety of services has also enabled us to lead the Chilean market in terms of income from fees and commissions.

We believe our financial strength, prestige and brand recognition among Chilean customers have allowed us to become the market leader in many banking products and services, such as commercial loans, fees and commissions and demand deposits held by individuals, among others.

Broad and Diversified Customer Base

We believe that we have one of the largest customer bases among financial institutions in Chile. In recent years, we have been able to expand our customer base by providing attractive and tailored value offerings based on continuously improving segmentation and by applying sophisticated business intelligence tools. As of December 31, 2023, according to our management information system, we had 1,419,832 core clients, which had at least a current account or a loan outstanding with us. In addition, with respect to our main banking products, as of December 31, 2023, we had 1,201,952 current accounts holders, 269,709 time deposit holders, 111,079 saving account holders. Similarly, as of December 31, 2023, we were the largest privately-owned bank in terms of number of borrowers with a 17.3% market share associated with 1,174,083 debtors, according to data published by the CMF. As of the same date, according to the CMF, we had 1,706,835 credit card account holders.

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

We are present in all regions of Chile and strive to be accessible to every Chilean customer through our large branch network as well as non-physical contact channels. As of December 31, 2023, we had a nationwide branch network of 257 branches, the second largest in Chile among private sector banks, according to information published by the CMF. This network is composed of 225 branches under our “Banco de Chile” brand name and 32 branches under our “Banco Edwards Citi” brand name. We believe that our branch network enables us to develop close relationships with our customers and therefore we are constantly assessing new branch locations throughout Chile.

We have also complemented our branch network with non-physical remote channels, such as ATMs, internet-based online platforms and mobile banking applications. As of December 31, 2023, we had 1,696 ATMs throughout Chile and we provided our customers with specialized internet websites for each of the segments we target, coupled with diverse mobile banking applications, including MiBanco, MiBanconexion, MiBeneficio, MiCuenta, MiPago, MiPass, MiInversion and MiSeguro. During 2023, monetary transactions carried out by customers and non-customers through mobile applications or internet-based platforms jointly increased 16.3%, which compares to a 0.5% increase in transactions performed in branches and ATMs.

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

One of the key pillars of our digital banking strategy has been the development of cutting-edge mobile applications and customized websites. Over the last years, we have devoted efforts to enhance our mobile banking platforms by developing and launching diverse applications, including MiBanco, Mi Pago, MiSeguro, MiInversion, MiPass and MiBeneficio. We are continually improving the functionalities and robustness of applications that enable our customers to perform most of the transactions they can execute on our websites, such as: (i) accessing their account balances, (ii) executing electronic money transfers, (iii) generating secure passwords to make such transfers, (iv) making cash advances from credit cards to checking accounts, (v) making bill payments, (vi) requesting for reimbursements from other Banco de Chile’s customers by scanning a QR code, (vii) managing their personal investment portfolio by investing or disinvesting in equity, fixed-income and mutual funds, and (viii) contracting insurance policies while managing their stock of policies, among others. In 2023, different functionalities were incorporated into the Mi Banco, Mi Pago, Mi Seguro y Mi Inversión mobile applications. In Mi Banco, we renewed the home page and created new widgets that allow a more efficient usage by customers. We successfully released the Apple Pay digital wallet, which allows customers to pay at in-person stores without the need for a physical card. More than 100 thousand Banco de Chile clients successfully enrolled their cards in this digital wallet during the first hours of its launch. On the online banking website, we also made significant improvements by digitizing investment forms, implementing a 100% digital income situation statement, and enabling digital onboarding for current accounts in U.S. dollars. In the wholesale segment, improvements and new functionalities were added to the MiBanconexión application, such as enabling digital onboarding for current accounts in U.S. dollars, allowing online repayment and review of leasing products, permitting review of bank warranty bills, enabling digital ordering of mass payments, incorporating multi-company authorization for electronic funds transfers, and applying for credits digitally, among others.

In relation to the FAN Account, a fully digital onboarding demand account launched in 2020, in 2021 we continued to increase its functionality to improve customer experience and promote loyalty, including whole access to Banco de Chile’s customers ecosystem of benefits and attributes. In 2022, we continued to reinforce the scope of the FAN account by widening the array of tailored offerings to target specific segments. In this regard, we launched FAN Emprende, a full digital demand account oriented to SMEs, start-ups and entrepreneurs that provide these customers with full access to our digital channels and segment’s benefits. Likewise, we introduced FAN Clan, a 100% digital onboarding demand account for teenagers ranging from 14 to 17 years, which customizes the interaction with the customer through various avatars while permitting them to access benefits and discounts included in our loyalty program. In addition, during 2022 we launched a new digital account and credit card for individuals while introducing a digital demand account for companies. As of December 31, 2023, FAN Account has reached 1.4 million customers, most of them with no previous relation with us.

In addition, during 2023 we became the first institution in Chile to have a presence in the “Decentraland,” a decentralized metaverse platform where we launched “Dimension B”, a new virtual space of the Banco de Chile, where the user can roam freely and find as much information about financial products and services.

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

Competitive Funding Structure

We believe that we have a cost effective and highly competitive funding structure based on our leading market position in current accounts and demand deposits, especially among individuals. According to the CMF, as of December 31, 2023, with a 24.4% market share, we ranked first within the Chilean banking industry in current account and demand deposits held by individuals. As of that same date and excluding operations of subsidiaries abroad, we were the second private bank in Chile in terms of total balances of non-interest bearing current accounts and demand deposits representing 20.2% of the industry (net of clearing), as reported by the CMF. Our total balances of current accounts and demand deposits represented 23.9% of our funding structure as of December 31, 2023 (under Chilean GAAP), as compared to the 19.9% reported by the Chilean banking industry as a whole, excluding Banco de Chile. In addition, we have a solid base of funding from retail banking customers, who held demand deposits and time deposits that jointly represented 38.3% of our total liabilities (excluding equity) as of December 31, 2023. This provides us with a stable source of funding that is reflected by a 30-day moving average renewal rate of retail time deposits which reached approximately 75.6% as of December 31, 2023.

We strive to diversify our liability structure in terms of sources, types of instruments and markets with the aim of maintaining a competitive cost of funding and improving our liquidity. In 2023, we reactivated our long-term debt placements, particularly in the local market, and we continued to actively monitor market opportunities abroad, based on a funding strategy that aims to diversify our liability structure to finance loan growth at the most convenient cost of funds. In 2023, we carried out the following debt placements: (i) Ch$870,325 million in the local market with maturities ranging from 4 to 12 years, (ii) Ch$31,968 million in Mexico with a 4-year maturity, (ii) Ch$35,833 million in Japan with a 2-year maturity, and (iii) Ch$286,354 million in commercial paper.

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

Prudent Risk Management & Superior Asset Quality

Of the Chilean financial institutions, we have among the highest credit quality and the healthiest loan portfolio in Chile. We believe this asset quality is the result of our well-known prudent risk management approach and accurate credit risk models that are continuously being updated and have enabled us to maintain relatively low levels of past-due loans (loans 90 days or more past due) and high coverage indicators over the last few years. According to the CMF, and under our internal reporting policies, as of December 31, 2023, we had a delinquency ratio (loans 90 days or more past due as a percentage of total loans) of 1.43% which was well below the industry average delinquency ratio of 2.22% posted by the Chilean banking industry (excluding Banco de Chile) as of the same date. Additionally, according to data published by the CMF, as of December 31, 2023, we had a coverage ratio (allowances for loan losses over loans 90 days or more past due) of 143.3%, which was well above the industry average coverage ratio of 117.8% as of the same date (excluding Banco de Chile). Over the last few years, the utilization of business intelligence tools has also contributed to an improvement in our credit risk management. In 2021, we continued to improve our provisioning models while reinforcing our credit risk monitoring in order to reflect accurately the effects of the dynamics of the local economy on the payment behavior of our borrowers while being prepared to respond to lagging indicators of the effects of the pandemic on asset quality. During 2023, we kept a constant monitoring of risk conditions, particularly in those sectors most sensitive to economic contraction and in a scenario of progressive normalization of excess liquidity derived from the pandemic. Likewise, we focused on the analysis of the financial condition of economic sectors adversely affected by specific dynamics, such as the Retail Estate & Construction industry and the Health Services Industry, which led us to reinforce monitoring while taking precise measures to keep a suitable asset quality. In terms of additional provisions, the board decided to keep the amount of Ch$700 billion set in 2022 unchanged during 2023.

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

Commitments

We aim to satisfy the expectations of the following stakeholders by:

●	Our Customers

●	Seeking to be the bank with the best service quality, offering innovative, simple, safe and secure products and services designed to meet the needs and aspirations of each segment, with timely, agile and proactive service, thus building trusting and long-term relationships.

●	Having customer service channels that are always available, allowing fluid and timely communication.

●	Relying on collaborators with a vocation for customer service and digital knowledge.

●	Our Employees

●	Offering development and growth opportunities based on merit.

●	Providing competitive compensation and economic and welfare benefits.

●	Seeking to promote a respectful, nice and collaborative work environment in a place that has the appropriate technological tools and infrastructure.

●	Building a homogeneous and distinctive culture, based on corporate commitments and values through participation in social activities, to become a corporation recognized as the best place to work and the best banking team in Chile.

●	Our Community

●	Being convinced that our success is linked to the sustainable development of the country and the community.

●	Being committed to our community every day by supporting various initiatives to overcome adversity through the development of internal policies and being present in emblematic solidarity crusades.

●	Being committed to respect for diversity and inclusion, entrepreneurship, care for the environment and criteria of equity and governance.

●	Our Shareholders

●	Rewarding our shareholders’ trust by maximizing the value of the Company, with responsibility, prudence and a long-term business vision.

●	Implementing our strategy through appropriate risk management and a culture of operational excellence and a culture of operational excellence that while enabling us to project the Corporation’s sustainable leadership of the Corporation.

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

In our retail banking segment, our aim is to lead the market by providing differentiated and comprehensive value offerings based on a deep and continuously improving segmentation that permits us to engage in profitable and high-growth potential business opportunities. Thus, we expect to expand our business and customer base by developing tailored service models, optimizing our branch network, enhancing our presence in the small and medium-size company market and reinforcing certain lending products that should enable us to consolidate long-term relationships with the upper and middle-income individual customers, particularly through payment channel usage (such as credit cards), digital banking, installment loans and residential mortgage loans. Similarly, we aspire to target middle-income individuals and microbusinesses by promoting payroll-deduction lending and attracting customers previously unattached to any bank through a basic array of services.

We firmly believe that there continues to be room to grow in retail banking. Although Chile’s per capita GDP has increased fourfold over the last 30 years, banking penetration is still below that in developed countries, particularly in relation to residential mortgage and consumer loans. In fact, as of December 31, 2023, the loan book of the Chilean banking industry (excluding operations of subsidiaries abroad) represented 82.4% of Chilean GDP. As of the same date, mortgage and consumer loans represented 29.7% and 9.0%, respectively. On the other hand, according to the CMF, as of December 31, 2023, we had market shares of 15.3% and 18.7% in residential mortgage loans and consumer loans, respectively, both behind the market leader by 5.9% and 1.0% in each case. Given the fierce competition in the Chilean banking industry, in order to take advantage of these opportunities, we are continuously developing innovative products and services to diversify our revenue sources. Accordingly, we have strived to build comprehensive value offerings for our retail segment in order to continue enhancing our fee-based income by promoting digitalization of products and services provided to these customers while improving benefits related to our customer loyalty programs.

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

●	Main Achievements in 2023

(1) Reinforcement of FAN Account Cluster

In the second half of 2020, we launched the FAN Account, our full digital onboarding account designed for all type of individual customers. This account may be digitally opened without visiting our branches, with no paperwork but still subject to our strict account approval processes. Additionally, the FAN Account permits holders to perform local and international purchases with no entrance or maintenance fees, which pursues to promote financial inclusion. Also, the FAN account holders have access to all the benefits and platforms offered by the Bank to its customers. During 2021, we enhanced the value offering behind the FAN Account by implementing services, such as: (i) a new customer service channel with a chatbot called FANi, (ii) full access to digital Banco de Chile’s ecosystem and (iii) cardless cash withdrawal. In 2022, we widened the scope of FAN account by creating tailored solutions for SMEs and young people. Thus, we created: (i) FAN Emprende, which is a full digital account for SMEs, start-ups and entrepreneurs that allows access to our digital channels and benefits by enabling customers to perform transactions online while having no requisites for opening, and (ii) FAN Clan that targets teenagers from 14 to 17 years and promotes financial inclusion by offering benefits that are part of our loyalty program through a customized digital environment.

Based on these advantages, as of December 31, 2023, we had been able to attract new customers through FAN Account by reaching approximately 400,000 new users during the year while achieving a total amount of 1.4 million users.

(2) Advances in Digital Banking for Strengthened Value Offerings

In 2023, we continued to deploy our ambitious digital strategy in order to deliver improved and tailored banking solutions for our customers. Thus, we became the first institution in Chile to have a presence in the “Decentraland” a decentralized metaverse platform where we launched “Dimension B”, a new virtual space of the Banco de Chile, allowing users to access customized information about our financial products and services. In the Retail segment, we incorporated new functionalities into mobile banking, including: (i) the renewal of the MiBanco home page through improved information and the creation of widgets or tools that facilitate the use of digital resources available for customers. Likewise, we improved our website to facilitate the way by which customers deliver information while applying for products, such as: (i) the digitization of the investment form, (ii) the implementation of the 100% digital income situation statement, and (iii) digital onboarding for current account in U.S. dollars. In the wholesale segment, we enhanced MiBanconexión application by: (i) enabling digital onboarding for current account in U.S. dollars, (ii) allowing online repayment and review of leasing products, (iii) permitting review of bank warranty bills, (iv) enabling digital ordering of mass payments, and (v) incorporating multi-company authorization for the electronic funds transfer, among others.

As a result of these efforts, in 2023 we were once again recognized as the most Innovative Digital Bank of the Year in Chile by The European magazine.

(3) Continuous Improvements in Service Quality

We are convinced that in a highly competitive industry such as the Chilean banking system, a customer-centric focus is critical to generating loyalty and creating long-term profitable relationships. We believe that our high service quality is a competitive strength that differentiates us from competitors and supports our long-term strategy by responding to the preferences of our current and potential customers. Accordingly, we strive to continuously improve our relationships with customers by developing commercial strategies and value offerings aligned with their needs, as well as improving our response time and customer satisfaction indicators. Consistent with this view, during 2023 we continued enhancing our commitment to service quality, improving existing and developing new online channels and new functionalities for mobile applications, while implementing organizational changes to provide our customers with a more comprehensive approach and customized solutions.

We believe that our continued focus on our strategy and customers have contributed to our leading position among our peers in terms of service quality perception, as illustrated by the last report conducted by Servicio Nacional del Consumidor (SERNAC) in which we ranked first among our main banking peers as the best bank in customer service in terms of rate of claims versus rate of response.

We believe that our effort in developing comprehensive and customized value offerings for customers has contributed to improve the customer experience over time, and that the solutions that we launched have allowed us to maintain customer satisfaction at healthy levels as reflected by a net promoter score of 75.9% as of December 31, 2023, according to a syndicated study conducted by Procalidad. This has also been supported by an average voluntary attrition rate of 2.4% for year ended December 31, 2023, which compares to the 2.6% attrition rate recorded in 2022 and the 2.5% average attrition rate posted sequentially between 2019 and 2022, according to our management information system.

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

We are continuously developing and optimizing internal processes in order to reduce and manage our expenses. Throughout 2023, we continued to enhance our IT infrastructure in order to increase stability and efficiency for all of our customers. Likewise, we continued to disburse financial resources to reinforce our IT infrastructure in respect of cybersecurity matters. We believe this is the best way to improve our operating efficiency and enhance security standards while properly meeting our customers’ needs, which are increasingly linked to digital channels, fast response and timely service. For more information see “Item 4. Information on the Company—Capital Expenditures”

●	Main Achievements in 2023

(1) Efficiency and Productivity Initiatives

In 2023, we continued to promote our focus on efficiency and productivity in all aspects of the banking business. In this line, we have continued to reinforce the work of the specialized area that is implementing a cross-enterprise cost management program by seeking incremental savings gains in all the activities we carry out. Based on this, for instance, during 2023 we managed to increase the margin of our deposits products and credit card business by means of improved pricing and commercial incentives. In terms of cost control, which is one of our key efficiency pillars, during 2023 we consolidated our internal purchase model that is based on diverse protocols that pursue to optimize the cost-benefit of corporate purchases and recruitment of external advisory services. As part of the deployment of this strategy, all purchase processes are centralized in order to obtain the best bid from providers for products and services requested by Bank’s users based on standardized requirements that are auctioned through an electronic real-time system. Through this model, during 2023 we managed to complete 520 negotiations in diverse expenses categories, which is above the level achieved in 2022. In addition, we put in place a new internal process that seeks to prioritize annual capital expenditure by means of objective criteria.

Additionally, during 2023 we focused on identifying improvement areas in our internal processes, and made significant progress, such as: (i) the full adoption of digital CRM tools, (ii) the implementation of a new sales force management model that allowed us to strengthen the offer of investment products, (iii) the optimization of cash management processes for SMEs, (iv) the implementation of new predictive models that allowed us to improve customer attrition rates, (v) the reengineering of branch processes to improve service times, (vi) the implementation of a new digital platform for collection services through self-service and online renegotiation, (vii) the consolidation of digital sales on non-credit related insurance, (viii) a decrease in custody and vault transportation costs by improving related processes and location, and (ix) continuous improvements in commercial productivity and business systematics.

(2) Technological advances in internal processes

We promote the progressive evolution of our technological infrastructure and capabilities to keep them modern, flexible, scalable, and aligned with market-leading practices. As part of these guidelines, we pursue to develop highly automated processes and specialized software that allow us to accelerate our knowledge to address digital transformation. In this regard, during 2023, we made significant progress, including: (i) the adoption of new technologies and self-service infrastructure in branches to improve customer experience, (ii) significant progress in the implementation of our multi-cloud strategy, which aims to promote innovation, time-to-market of value offerings and increased productivity levels, (iii) the release of a new CRM system for retail and SME segments characterized by a 360° vision and simplified processes, (iv) first steps in the modernization of our core banking platform and significant progress in the upgrade of our core derivatives management system both in cloud infrastructure, and (v) the implementation of experimental generative artificial intelligence initiatives to increase productivity in software development while providing support to the sale force.

(3) Branch Network and Headcount Optimization

We believe that remote channels are key to the future of banking, particularly amid new regulatory requirements, intensified competition, the entry of new banking players and higher reputational exposure, all of which translates into higher costs. Similarly, customers are increasingly demanding new and innovative distribution channels and visiting branches less, given lack of time, but mostly due to the massive use of internet and the fast adoption of smartphones. In 2018, these trends led us to undertake financial and strategic analyses aimed at revising our entire branch network in terms of profitability, location, layout and services offered through these channels. In 2023, we continued to deploy this analysis by considering demographic change, physical coverage, and customers’ profiles, among other topics. In this regard, our current service model strategy includes the integration of the former CrediChile network into the Banco de Chile’s network. Through these means, we believe that we are able to provide superior and tailored local solutions, as well as reduce operational costs.

As a result, we have reduced our branch network from 359 locations as of December 31, 2019, to 257 branches as of December 31, 2023. Most of this decrease was related to our efficiency and branch optimization program and the adoption of new technologies that have allowed us to streamline internal processes with a front-to-back view.

Likewise, the deployment of our efficiency program has enabled us to streamline several internal processes with a front-to-back approach that, along with organizational restructuring we have carried out in order to both imprint an efficiency-focused culture across the corporation and due to the branch network optimization, has translated into a steady optimization in headcount from 13,562 employees in 2019 to 12,217 employees in December 2023, which represents a 9.9% decrease.

	For the Year Ended December 31,
	2021	2022	2023
	(in millions of Ch$)
BANK’S INTERNAL REPORTING POLICIES:
Operational Ratios
Loans per Branch (in Millions of Ch$)	125,942	138,069	143,740
Loans per Employee (in Millions of Ch$)	2,789	2,926	3,024

●	Commitment to Chile

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

●	Main Achievements in 2023

In recent years, we have successfully deployed diverse initiatives, in which we also achieved significant accomplishments in 2023, as follows:

(1) “Blue Commitment” Program

In May 2022, we launched the “Compromiso Azul” (Blue Commitment) Program, which is a roadmap on environmental and climate change matters. This program is composed of diverse initiatives that have allowed us to take concrete actions in order to: (i) reduce our carbon footprint, (ii) take steps in sustainable finance, and (iii) contribute to people, the whole community and the environment. In addition, during 2022 we released the campaign “Ser Azul está en Nuestra Naturaleza” (Being Blue is in Our Nature), aimed at raising awareness of our commitment to the environment among employees in order to promote their participation in this purpose, including diverse commitments associated with: (i) enhancing electromobility through purchases with our credit cards, (ii) boosting the use of clean energies by promoting the purchase of solar panels and eco-efficient air conditioner equipment, (iii) supporting SMEs through the PYMEs para Chile Program, and (iv) investing in eco-friendly investment funds through the Banchile-Blackrock ESG offering, among other initiatives.

On governance matters, we created the Sustainability Committee, which is composed of members of senior management and aims to boost our ESG strategy by means of analyzing and proposing action plans to address the new challenges and opportunities that arise on these matters. In addition, we focused on promoting cultural change through the development of specific environmental and sustainable finance training activities for different groups of employees. In the same line, we carried out several volunteer programs called “Cuadrilla Azul” (Blue Crew) focused on environmental care. Through this initiative, during 2023, we were able to reforest a surface equivalent to 8,000 square meters, which will allow the capture of 365 ton of CO2.

Likewise, during 2023 we focused on assisting customers and communities affected by wildfires, rains and floods while carrying our corporate volunteering activities aimed at supporting social and educational organizations and elderly people communities. In the same line, we implemented the “100% Digital Insurance for Greener Plazas” campaign, a project orientated toward the planting of native trees and shrubs in squares and parks throughout the country.

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

This program establishes eligibility criteria in eight social and environmental fields and is a reference for any green, social or sustainable financing. In the context of this framework we may issue green bonds aimed at financing loans and projects that generate positive environmental or social impacts, including: (i) SMEs, microbusinesses and women-owned businesses, (ii) financial education, (iii) basic infrastructure, (iv) social housing, (v) energy efficiency, (vi) renewable energy, (vii) sustainable buildings, and (viii) clean transportation. The framework was developed in collaboration with BNP Paribas, as Sustainability Structuring Agent, and received a Second Party Opinion (SPO) validated by Sustainalytics.

Additionally, in 2023 we issued the first two bonds under the bank’s sustainability financing framework, which requires that proceeds be used for funding initiatives that promote the country’s sustainable development and inclusive economic growth, particularly to finance entrepreneurships led by women. These bonds were placed in Mexico and Japan and amounted to U.S.$40 million and U.S.$45 million, respectively.

(3) Entrepreneurship Support

During 2022, we carried out diverse initiatives to support entrepreneurship in the context of the slowdown experienced by the local economy in order to accompany our customers to reactivate commercial activity. To achieve this goal, we launched the “PYMES para Chile” (SMEs for Chile) Program, which pursues to offer Chilean microbusinesses, small and medium-sized companies the opportunity to strengthen their businesses by means of the support of various strategic alliances, proven experts in different entrepreneurship fields and tools that contribute to improve management practices, increase sales and promote entrepreneurship among our customers and non-customers. By being part of the SMEs for Chile Program, customers and non-customers may access benefits and initiatives such as financial education for SMEs, training workshops, expert advisory, competitive funding, networking events and special discounts.

In the context of this program, we held the National Entrepreneur Challenge Contest for the eighth year in a row, an initiative that seeks to promote the development of micro-entrepreneurs and SMEs throughout the country, in association with Desafio Levantemos Chile. More than 28,000 entrepreneurs registered in the contest in 2023, of which 20 ended up as runners-up. The winners will be known in the first half of 2024. The contest has cash prizes and provides companies with training activities on various topics such as budgeting, work methodologies, saving alternatives, investment choices and responsible financial indebtedness. Likewise, this initiative permits entrepreneurs to enter into an ecosystem in which they will increase visibility, boost sales and generate stronger and long-lasting relationships with their current and potential customers. The runners-up, in addition to the cash prizes, have access to mentoring to build their pitch with the support of experts and participation in an open television program. Also, at the end of this version, a Blue Commitment award will be granted to the entrepreneurs who are generating a positive social or environmental impact.

(4) “Women who Inspire” Program

The “Mujeres que Inspiran” (Women who Inspire) Program promotes gender equality, education, employment and the development of local economies through women who lead their communities. Through this program we pursue to have a positive impact on the development of the country and its population, in which different areas of the Bank participates as volunteers. During 2023, 40 women were awarded as microentrepreneurs or leaders of social organizations that have marked their communities through sustainable initiatives in the social, environmental and economic fields. Based on this recognition, they received mentoring and specialized training provided by volunteer mentors from Banco de Chile, on topics that include accounting and leadership, in addition to provide them with financial resources and technological tools like tables and internet connection.

(5) Training and Education for Communities

Banco de Chile is aware that education is a key factor in the country’s economic and social development. In order to provide more and better opportunities so people can improve their quality of life through education, we promote initiatives that contribute to access and equity in education, which has materialized through diverse initiatives. The “Cuentas con el Chile” program is a financial education and wellness program, which aims to contribute to financial education and inclusion through the implementation of various activities, including digital financial education, face-to-face financial education and financial education mentoring. In 2023, this initiative trained 2,734 entrepreneurs, including micro-entrepreneurs, SMEs, sector leaders, neighborhood leaders, migrants and students from different universities, schools and regions of Chile. Approximately 38 schools were benefited throughout Chile, which permitted us to train approximately 3,220 students and 49 teachers from 38 schools in diverse matters related to informed behavior, financial responsibility and recommendations for savings practices. As part of this program, 50 volunteers from Banco de Chile provided mentorship to entrepreneurs covering topics such as financial education and welfare knowledge through interactive workshops that promote an informed, responsible and secure behavior on financial matters.

In addition, we carried out the “Compromiso TP” (TP Commitment) is an initiative that aims to promote the work of technical schools through an alliance with Fundación Chile. In the first stage, this program focuses on management and information technology skills through integration and curricular strengthening. In order to implement new educational techniques, this initiative carries out specific workstreams with 16 schools. Compromiso TP also uses new educational tools through a specific framework taught by lecturers, and providing students the opportunity to use diverse tools and practices that allow them to pursue better employment opportunities when graduated. Furthermore, in order to promote innovation in the classroom, Compromiso TP offers schools the “Innovative Classroom Competitive Funds”, with the aim of awarding projects aimed at strengthening skills in connectivity and networks, telecommunications, programming and management. In addition, our volunteers and employees work together to find innovative solutions that bring the reality of the market closer to the classroom. During 2023, more than 60 volunteers became active as coordinators and teachers.

Also, to promote community training, during 2023 we offered 92 courses and awarded more than 1,500 scholarships to encourage entrepreneurship, focusing on students from technical schools, women, people with disabilities and their families. Additionally, through partnerships with various specialized organizations, we granted 424 full scholarships for young people and women who want to learn programming and web development. In the same line, in order to contribute to Chile’s development and the welfare of its employees and society as a whole, Banco de Chile has partnered with 16 universities nationwide to implement innovative educational programs.

(6) Inclusion

During 2023 we continued to promote our Inclusion, No Discrimination and Respect to the Diversity Policy across the corporation. This policy is intended to improve our knowledge of physical disability, discrimination and diversity while developing higher sensitivity with respect to these matters.

Our commitment to disabled people is permanent. In 2023 we worked once again alongside Teleton for its annual fund-raising campaign by putting our nationwide distribution network, which includes internet-based platforms and mobile applications for smartphones, in addition to other technological resources, at Teleton’s disposal. During this version, more than 7,500 of our employees participated as volunteers in Teleton’s campaign. We have been supporting the Teleton Foundation since its establishment 45 years ago, supporting disabled athletes and artists, and we continued to make significant monetary donations to the Foundation.

Likewise, we sponsor paralympic sportsmen and sportswomen while organizing sporting events for disabled people like the Chilean Open Wheelchair Tennis Tournament. Due to our work and commitment with inclusion, especially through sports, Banco de Chile received the “Special Olympics Inclusive Seal” from Special Olympics, the world´s largest sports organization for people with intellectual disabilities.

Additionally, in 2023 we held the sixth consecutive season of Expo Inclusión, an inclusive recruitment fair through which we aim to strengthen our commitment to support people with disabilities. During this version the fair was focused on promoting education, knowledge of inclusive technologies and employability of disabled people and their relationship with organizations that participated in the event.

(7) Other Initiatives

As part of our commitment to respond to the emergency, during 2023, we worked in alliance with Desafío Levantemos Chile in the reconstruction of the rural school in Colico Alto sector, in the Biobío Region, that was completely devastated by wildfires which occurred in February 2023. We totally funded the reconstruction of the school, the replacement of furniture, the purchase of teaching materials and the provision of technological equipment. The new school will have high standards of construction, accessibility and sustainability that will benefit children between Pre-Kindergarten and 6th grade, and the entire community. Works were in progress by the end of 2023 and are expected to be completed for the school year starting in March 2024.

In 2023, we continued to develop our activities aimed at addressing loneliness and emotional well-being of elderly people while promoting positive and active ageing. This year, we put in practice phone calls and letter-writing, activities that were carried out by more than 80 of our employees, who provide moments of joy to 99 people. The program was supported by both the “Amanoz” and “Las Rosas” specialized foundations.

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

●	Main Achievements in 2023

(1) Talent Attraction

We believe that talent attraction is crucial in order to achieve our medium-term goals. Consequently, we have devoted efforts over the last years in order to improve our participation in university fairs while strengthening our presence on social networks and reinforcing IT tools in order to expand our reach to prospective candidates. In 2023, we ranked first among banks in the general ranking of “Merco Talento Chile 2023”, as in the last ten editions, which awarded us as the best banking organization in the country in terms of talent attraction and retention.

(2) Career Development

In 2023 we strengthened our learning system platform, which allows our employees to manage their training process by providing both general and specific content, including international courses, a digital library and continuing education opportunities. Thus, we implemented two new programs: (i) the “Technological Academy” that aims to deliver cutting-edge technology content and adaptive skills on an ongoing basis through academic skills that are relevant for current professional challenges, and (ii) the “Business Academy” that aims to provide business knowledge for employees in the context of their role. A total of 11,387 people were trained through these programs in approximately 530,000 hours of training during 2023.

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

The information related to our business segments presented in this section has been prepared in accordance with our internal reporting policies. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Results of Operations for the Years Ended December 31, 2021, 2022 and 2023—Business Segments” and “Item 5. Operating and Financial Review and Prospects—Operating Results—Results of Operations for the Years Ended December 31, 2021, 2022 and 2023—Summary of Differences between Internal Reporting Policies and IFRS” for a description of the most significant differences between our internal reporting policies and IFRS.

On February 4, 2021, we began a voluntary and anticipated dissolution process for Banchile Securitizadora S.A. as approved by the subsidiary’s shareholders during the extraordinary meeting held on the same date. The dissolution was approved by the CMF and the subsidiary became officially dissolved on July 19, 2022.

The following table sets forth information on the composition of our loan portfolio and our consolidated income before income tax in accordance with our internal reporting policies for the year ended December 31, 2023, allocated among our principal business segments:

	For the Year Ended December 31, 2023
	Total Loans		% Participation in Total Loans	Income before Income Tax(1)
	(in millions of Ch$, except percentages)
BANK’S INTERNAL REPORTING POLICIES:
Retail banking	Ch$	24,132,997	64.2%	Ch$	634,301
Wholesale banking		13,457,648	35.8		746,013
Treasury and money market operations		—	—		40,131
Operations through subsidiaries		10,058	0.0		97,077
Other (adjustments and eliminations)		—	—		—
Total	Ch$	37,600,703	100.0%	Ch$	1,517,522

(1)	This net income breakdown is used for internal reporting and planning purposes and it is based on, among other things, our estimated funding cost and direct and indirect cost allocations. This breakdown may differ in some extents from breakdowns of our operating income for financial reporting and regulatory purposes. Separate information on the operations, assets and income of our financial services subsidiaries and affiliates is provided below under “—Operations through Subsidiaries.”

The following table sets forth our consolidated operating revenues (composed of total operating income before expected credit losses) in accordance with our internal reporting policies, allocated among our principal business segments, for the years indicated:

	For the Year Ended December 31,
	2021		2022		2023
	(in millions of Ch$)
BANK’S INTERNAL REPORTING POLICIES:
Retail banking	Ch$	1,375,007	Ch$	1,788,470	Ch$	1,816,241
Wholesale banking		601,258		1,008,748		945,276
Treasury and money market operations		48,332		110,190		42,151
Operations through subsidiaries		196,425		229,767		233,086
Other (adjustments and eliminations) (1)		(21,998)		(21,382)		(39,478)
Total Operating Revenues	Ch$	2,199,024	Ch$	3,115,793	Ch$	2,997,276

(1)	Related to intersegment operations.

The following table sets forth a geographic market breakdown of our operating revenues (composed of total operating income before expected credit losses) in accordance with our internal reporting policies, for the years indicated:

	For the Year Ended December 31,
	2021		2022		2023
	(in millions of Ch$)
BANK’S INTERNAL REPORTING POLICIES:
Chile	Ch$	2,221,022	Ch$	3,137,175	Ch$	3,036,754
Banking operations		2,024,597		2,907,408		2,803,668
Operations through subsidiaries		196,425		229,767		233,086
Foreign operations		—		―		―
Operations through subsidiaries		―		―		―
Other (adjustments and eliminations) (1)		(21,998)		(21,382)		(39,478)
Total Operating Revenues	Ch$	2,199,024	Ch$	3,115,793	Ch$	2,997,276

(1)	Related to intersegment operations.

The following table sets forth a breakdown of our loan portfolio by customer and business segments, in accordance with our internal reporting policies for the year ended December 31, 2023:

	For the Year Ended December 31, 2023
	Commercial Loans			Mortgage Loans		Consumer Loans		Total Loans
	(in millions of Ch)
BANK’S INTERNAL REPORTING POLICIES:
Individuals (Personal Banking)	Ch$	2,658,277	Ch$	11,367,092	Ch$	5,069,192	Ch$	19,094,561
Small & Medium Enterprises		3,894,848		912,438		231,151		5,038,437
Retail Banking		6,553,125		12,279,530		5,300,343		24,132,997
Corporate Banking		5,614,435		—		7		5,614,442
Special Businesses		2,454,419		46		152		2,454,617
Large Companies		5,359,077		23,578		5,934		5,388,589
Wholesale Banking		13,427,931		23,624		6,093		13,457,648
Subsidiaries		10,058		—		—		10,058
Total	Ch$	19,991,114	Ch$	12,303,154	Ch$	5,306,436	Ch$	37,600,703

Retail Banking Segment

Our retail banking segment serves the financial needs of individuals and small and medium sized companies through our branch network. As of December 31, 2023, our retail banking segment managed 257 branches operating under our “Banco de Chile” and “Banco Edwards-Citi” brand names. As of December 31, 2023, loans granted by our retail banking segment amounted to Ch$24,132,997 million and represented 64.2% of our total loans as of the same date.

In terms of composition, as set forth in the following table, as of December 31, 2023, our retail segment’s loan portfolio was principally focused on residential mortgage loans, which represented 50.9% of the segment’s loan book. The remaining loans were distributed between commercial loans (27.2%) and consumer (22.0%).

	As of December 31, 2023
	(in millions of Ch$, except percentages)
BANK’S INTERNAL REPORTING POLICIES:
Commercial loans
Commercial credits	Ch$	5,782,450	24.0%
Leasing contracts		515,098	2.1
Other loans		255,576	1.1
Total Commercial Loans		6,553,125	27.2
Residential Mortgage Loans		12,279,530	50.9
Consumer Loans
Installment loans		3,180,220	13.2
Credit cards		1,848,454	7.7
Lines of credit and other loans		271,669	1.1
Total Consumer Loans		5,300,343	22.0
Total	Ch$	24,132,997	100.0%

We serve the retail market through our Retail Banking Segment, which is responsible for offering financial services to individuals and microentrepreneurs, as well as small and medium sized companies with annual sales of up to UF 70,000 (~Ch$2,575.2 million as of December 31, 2023). This area manages our branch network operating under the brand names “Banco de Chile” and “Banco Edwards Citi” and had 257 branches as of December 31, 2023. For purposes of personal banking, the Individuals and SME Area maintains a segmentation to provide costumers of middle- and high-income segments with tailored value propositions. As reported on our Form 20-F for the year ended December 31, 2020, filed with the SEC on April 30, 2021, during 2021, we completed the merger of our former Consumer Finance Area (CrediChile) into our Individuals and SME Area.

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

We complement the services offered by our other business segments, especially our wholesale market segment, by offering services to employers, such as direct deposit capabilities for payroll payment purposes, which in turn enable employees to use our deposit services. Recently, we have strived to improve our value offering services by designing and implementing “Yopago”, a financial service, consisting of a limited range of basic financial services (e.g., deposits, withdrawals and bill payments) offered to customers and non-customers through remote IT platforms located in small convenience stores within socially and/or geographically isolated areas of Chile.

During 2023, the Retail Banking Segment focused on targeted growth opportunities while developing new business solutions and benefits for its clients in order to improve our customers’ experience. Accordingly, in 2023 this business unit recorded a 19.6% growth in personal banking customers (number of individuals), which was prompted by the upgrade in segmented value propositions that split into two customer clusters composed of transactional (retail, young and traditional) and relational (preferential and private) customers. Likewise, we introduced tailored offerings for both digitally-oriented customers and customers which prefer traditional channels. Moreover, this business segment achieved a 5.0% increase in checking account customers in 2023, which was in part the consequence of revised current account plans that became simpler, more flexible and more connected to the benefits of the loyalty program.

Also, during fiscal year 2023, this segment managed to achieve significant advances in Personal Banking, including (i) a 14.3% increase in credit card related loans, which allowed us to gain market share, (ii) an annual increase in payment channel transactionality, as reflected by a 18.2% and a 8.9% rise in purchases with both credit and debit cards, respectively, which was coupled with increases of 6.0% and 10.0% in the total stock of credit and debit cards issued in 2023 when compared to 2022, (iii) an increase of 2.1% in consumer installment loans that enabled us to achieve a market share of 20.5%, and (iv) the consolidation of FAN account, which reached more than 1.4 million customers in 2023, by means of improving the quality of products and strengthening the relationship with customers.

During 2023, the SME banking unit focused on supporting customers with comprehensive value offerings. Given the slowdown depicted by the local economy, the access to financing and financial support became a main priority for these customers. For this reason, we continued to promote tailored products for SMEs, regardless of the companies’ turnover or aging. In this regard, through the FAN Emprende digital account, launched by the end of 2022, this unit managed to onboard 48% of the total amount of new current and demand accounts in 2023. Also, by seeking to further enhance the value offerings for micro and small businesses, this business unit launched the “Entrepreneur Plan”, which is a traditional current account with no checkbook targeting FAN Emprende customers who have a permanently growing and evolving total turnover. In addition, we focused on increasing the cross-sell of cash management services while advancing on the digital adoption of current products and services. Accordingly, we managed to achieve 70% of transactions carried out digitally in this business unit.

Also, in SME banking we achieved a 24% of market share in commercial loans, based on sustained growth in service quality and standing out among peers in customer relations as “the bank that supports SMEs and entrepreneurs”.

In 2023, the Retail Banking Segment also achieved significant increases in lending and saving products. In this regard, throughout the year the segment’s customer base grew by approximately 56,732 new current account holders.

As of December 31, 2023, the Retail Banking Segment served 1,385,359 core customers (those holding a current account or a loan outstanding) of which 1,227,162 were individuals and 158,197 were small and medium sized Chilean companies. This customer base resulted jointly in total loans granted to 1,142,230 borrowers, which included 141,488 residential mortgage loans debtors, 135,704 commercial loan debtors, 521,870 utilized lines of credit and 343,168 installment loans.

As of December 31, 2023, 79.1% of our loans managed by this area were granted to individuals, which represents Ch$19,094,561 million. As of the same date, Ch$5,038,437 million (20.9% of loans granted to retail banking clients) were granted to SMEs.

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

Installment Loans

Our consumer installment loans are generally granted, up to a customer’s approved credit limit, to afford purchases of goods and/or services, such as cars, travels, household furnishings and education, among others. Consumer loans may be denominated in both pesos and UF, bear fixed or variable interest rates and are generally repayable in installments over a period of up to 46 months.

As of December 31, 2023, we had Ch$3,181,587 million in installment loans granted by the Bank as a whole, which accounted for 60.0% of our total consumer loans. Most of these installment loans are denominated in Chilean pesos and are payable on a monthly basis.

Residential Mortgage Loans

As of December 31, 2023, we had outstanding residential mortgage loans of Ch$12,303,154 million (under internal reporting policies considering the Bank as a whole), which represented 32.7% of our total loan book as of the same date. According to information published by the CMF, as of December 31, 2023, we were Chile’s third largest private sector bank in terms of year-end mortgage loans balances, accounting for approximately 15.3% of mortgage loans granted by the Chilean banking industry, excluding operations of banks’ subsidiaries operating abroad.

Our residential mortgage loans are generally denominated in UF and have maturities ranging from five to 30 years. As of December 31, 2023, the average residual maturity of our residential mortgage loan portfolio was 16.2 years. Originally, we funded our residential mortgage loans through the issuance of mortgage finance bonds, which are recourse obligations only to us with payment terms that are matched to the residential loans. Also, the mortgage finance bonds bear real market interest rates plus a fixed spread over the variable rate of the UF, which permits us to partially reduce our exposure to interest rate fluctuations and inflation. Chilean banking regulations allow us to finance up to 100% of a residential mortgage loan with mortgage finance bonds, based on the purchase price of the property securing the loan or the appraised value of such property. In addition, we generally require that the monthly payments on a residential mortgage loan not exceed 25% of the borrower’s household after tax monthly income. However, that limit may be adjusted for the middle- and high-income population segments.

Over the past decade, we have also promoted the expansion of Mutuos Hipotecarios, a mortgage lending product, which is not financed by mortgage finance bonds, but instead through our general funds. As of December 31, 2023, our residential mortgage loan portfolio was principally composed of Mutuos Hipotecarios, as customers have preferred them due to their flexibility and simplicity (for instance the interest rate is known in advance by the customer, which is not the case for mortgage finance bonds that are traded in the secondary market and, therefore, subject to discounts), as they are easier to prepay and permit financing of up to 100% of the purchase price (as stated by the applicable local regulation), although banks limit such maximum financing portion based on internal credit policies and economic cycles, among others.

The following table sets forth the composition of our residential mortgage loan portfolio by product type:

	As of December 31, 2023
	(in millions of Ch$, except percentages)
BANK’S INTERNAL REPORTING POLICIES:
Secured Residential Mortgage Loans(1)
Loans financed with Mortgage Bonds	Ch$	2,492	0.02%
Mutuos Hipotecarios		12,300,661	99.98
Total Secured Residential Mortgage Loans	Ch$	12,303,154	100.0%

(1)	Corresponds to the Bank’s total secured residential mortgage loans and not only those associated with the Individuals and SME Area.

As shown above, as of December 31, 2023, residential mortgage loans related to Mutuos Hipotecarios represented 99.98% of our total residential mortgage loan portfolio, while the remaining 0.02% corresponded to mortgage loans financed with Mortgage Bonds. As of the same date, the Mutuos Hipotecarios portfolio had an average origination period of 16.2 years (the period from the date when the loans were granted to the specified date). In terms of credit risk, in 2023, loans related to Mutuos Hipotecarios had a gross (before recoveries) credit risk ratio of -0.33%. It is important to mention that the residential mortgage loan portfolio financed with Mortgage Bonds is composed of old loans and the instrument is no longer offered by us.

Regarding Mortgage Bonds that finance residential mortgage loans, the Bank is solely responsible for the payment of the Mortgage Bond obligation to the mortgage bond holders, regardless of the payment behavior of the residential mortgage borrower. Accordingly, in the ordinary course of business, none of our residential mortgage loans serves as a guarantee or collateral for our mortgage bonds.

Credit—Granting Requirements

Requirements (in millions of Ch$, except percentages)
Loan—to—Value Ratio	≤80%	>80%
New Customers(1)
Employed
Years employed	≥1 year	≥1 year
Monthly Income	≥Ch$0.5	≥Ch$2.1
Self-Employed
Years Employed(2)	≥2 years	≥2 years
Monthly Income	≥Ch$0.5	≥Ch$2.1
New Customers with a University degree(3)
Employed
Years employed	≥1 year	≥1 year
Monthly Income	≥Ch$0.5	≥Ch$0.9
Self-Employed
Years Employed(2)	≥2 years	≥2 years
Monthly Income	≥Ch$0.5	≥Ch$0.9

(1)	Refers to customers with or without university degree, who do not supplement income with a guarantor’s income.
(2)	In the case of self-employed customers, years employed refers to the minimum period of time in which the customer has filed annual tax bills with the Chilean Internal Revenue Service.
(3)	Refers to customers with university degree awarded by a group of universities according to our internal credit approval process.

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

During 2023, only a 0.7% of the residential mortgage loans granted to our customers financed between 90% and 100% of the property value. Similarly, during 2023, loans financing between 75% and 90% of the property appraised value represented 46.3% of these loans, loans financing between 50% and 75% of the property value represented 43.7% of these loans, and loans financing less than 50% of the property value represented 9.3% of these loans. According to our prudent risk approach, we have been tightening our credit granting policy for residential mortgage loans by restricting the loan financing limit as a percentage of the property’s value, although higher financing may be granted to longstanding customers within specific segments.

An additional feature of our mortgage loans is that mortgaged property sometimes, and under certain conditions, secures some of the mortgagor’s other credits with us, including installment loans and due balances associated with credit cards and credit lines. Our total amount of loans secured by real estate guarantees, their loan—to—value (LTV) ratio and their relative share in our total loan portfolio, as of December 31, 2023, are depicted in the table below:

	As of December 31, 2023
	Outstanding Balance		LTV(2)(3)	% of Bank’s Total Loans
	(in millions of Ch$, except percentages)
BANK’S INTERNAL REPORTING POLICIES:
Secured Loans(1)
Residential Mortgage Loans	Ch$	12,303,154	67.9%	32.7%
Other than mortgage loans		1,254,705	21.6	3.3
Total Secured Loans	Ch$	13,557,859	74.9%	36.0%

(1)	Corresponds to the Bank’s total secured loans and not only those associated with the Retail Banking Segment.
(2)	LTV ratio is computed as the amount of secured loans divided by the value of their associated collateral.
(3)	For other-than-mortgage loans, the LTV ratio is computed as the amount of the excess guarantee, after deduction of the balance of the associated residential mortgage loan, as those guarantees are initially established in order to secure the residential mortgage loan.

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

In addition, the following table sets forth the composition of the other-than-mortgage loans secured by real estate guarantees:

	As of December 31, 2023
	(in millions of Ch$, except percentages)
BANK’S INTERNAL REPORTING POLICIES:
Secured Other-than-Mortgage Loans(1)
Consumer Loans	Ch$	833.529	66.4%
Credit Cards		366,110	29.2
Credit Lines		55,066	4.4
Total Secured Other-than-Mortgage Loans	Ch$	1,254,705	100.0%

(1)	Corresponds to the Bank’s total secured Other-than-Mortgage Loans and not only those associated with the Retail Banking Segment.

Unlike in other countries, in addition to the specific legal rights afforded by the mortgage loan (including foreclosure rights), the Bank may collect the pending balance of the mortgage loan over other assets of the mortgage debtor based on certain legal liens provided by law (derecho de prenda general). Regarding the foreclosure processes, as permitted by Chilean regulations we may write-off secured loans (such as residential mortgage loans) the earlier of 48 months from the date the loans become overdue and once we have made all efforts for recovering the past-due loans without success. This applies to residential mortgage loans financed with mortgage finance bonds as well as for Mutuos Hipotecarios. Our foreclosure processes comply with the procedures specified by Chilean regulation. However, as we strive to continuously improve our collection processes, we have achieved average terms of 13 months for foreclosures associated with residential mortgage loans.

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

Credit Cards

As of December 31, 2023, we issued both individual and corporate Visa and MasterCard credit cards. In addition to traditional credit cards, our portfolio also includes co-branded cards. As of December 31, 2023, we had two loyalty programs or cobranding agreements, namely “Travel Club” and “Entel Visa”. Credit cards issued under these cobranding agreements supplemented the credit cards that we issued under the brand names Banco de Chile and Banco Edwards-Citi. In addition, as of December 31, 2023, we offered 19 types of credit cards, targeting diverse types of segments and encompassing different benefits, including: Visa Corporate, Visa Corporate Signature, Visa Dorada, Visa Infinite, Visa Infinite Plus, Visa Internacional, Visa Platinum, Visa Platinum Pyme, Visa Pyme/Empresarial, Visa Signature, Visa Signature VIP, Visa Signature Entel, Visa FAN Internacional, MasterCard Black, MasterCard Dorada, MasterCard Internacional, MasterCard Platinum, MasterCard Corporate and MasterCard Corporate Executive.

Our affiliate, Transbank S.A., provides us with services related to payment transactions support. As of December 31, 2023, Transbank S.A. had 11 shareholders (including us) and as of the same date, our equity ownership in Transbank S.A. was 26.16%.

As of December 31, 2023, we had 1,463,224 valid credit card accounts, with 1,796,835 credit cards issued to individuals and small and medium sized companies (according to the CMF), held by 1,177,451 customers. Total charges on our credit cards during 2023 amounted to approximately Ch$7,217,385 million, with Ch$6,108,727 million corresponding to purchases in Chile and abroad and Ch$461,375 million corresponding to cash withdrawals both within Chile and abroad. The amount of purchases made by our customers accounted for 18.2% of the total purchase volume of banks’ credit cards in 2023, according to statistics provided by the CMF. Similarly, our market share in terms of cash withdrawals and automatic bill charges were 19.7% and 17.2% as of the same date, according to the CMF.

As of December 31, 2023, our credit card loans to individuals and small and medium sized companies amounted to Ch$1,848,454 million and represented 34.9% of our retail market business segment’s consumer loans.

We believe that the Chilean market for credit cards has attractive growth potential, especially in the middle-income customer segment, where banking penetration is still low. Likewise, fees associated with credit cards should continue to decline due to increasing competition from traditional banks operating in Chile and non-banking players, such as large department stores and other companies, from diverse industries, involved in the issuance of credit cards. As a result, we strive to develop customized commercial strategies to reinforce this payment channel by applying business intelligence tools that enable us to satisfy the needs of our diverse customer base. Also, following the new rules issued in the last years by our regulator, the processing and merchant acquiring services for credit and debit cards (particularly related to new acquirers) may now be accomplished through a four-party mechanism, in order to facilitate the entry of new players. In this context, a technical committee is responsible for determining the maximum interchange fees that may be charged by credit card issuers (such as banks, including us) to companies that provide merchant acquiring services. Since its inception functioning the technical committee has reduced the maximum interchange fees twice, which results in lower fee income for banks. For more information see Item 3. Key Information—Risk Factors—Risks Relating to our Operations and the Chilean Banking Industry—Stricter banking regulations and changes in law may constrain our operations and thereby adversely affect our financial condition and results of operations—Other Legal and Regulatory Requirements.

As of the date of this annual report, some competitors have already begun to create new merchant payment processing subsidiaries (also known as “acquirers” or companies in charge of payment processing), which may change the market dynamics in the future.

Commercial Credits

Commercial credits granted by our Retail Banking Segment mainly consist of project financing, long-term financing and working capital loans granted to small and medium sized companies, which are denominated in Chilean pesos, UF and U.S. dollars and may bear fixed or variable rates of interest with average maturities of approximately four years (excluding non-residential mortgage loans). As of December 31, 2023, our Retail Banking Segment had outstanding commercial loans of Ch$5,782,450 million, representing 24.0% of the retail banking segment’s total loans and 15.4% of our total loans as of the same date.

Leasing Contracts

Leasing contracts are financial leases for capital equipment and property. Leasing contracts may bear fixed or variable interest rates and they generally have terms that range from one to five years for equipment and from five to 20 years for properties. Most of these contracts are denominated in UF. As of December 31, 2023, our Retail Banking Segment had outstanding leasing contracts of Ch$515,098 million, representing 2.1% of the retail banking segment’s total loans and 1.4% of our total loans as of the same date.

Lines of Credit

As of December 31, 2023, the Retail Banking Segment had approximately 1,049,380 approved lines of credit to individual customers and small and medium sized companies. Also, the unit had outstanding advances to 521,870 individual customers and small and medium sized companies that totaled Ch$270,187 million, or 1.1% of the retail banking segment’s total loans and 0.7% of our total loans.

Our lines of credit for individual customers are generally available on a revolving basis, up to an approved credit limit, and may be used for any purpose. Advances under lines of credit are denominated in Chilean pesos and bear an interest rate that is set monthly.

Debit Cards

We offer different types of debit cards to our customers. Depending on their specifications, these cards can be used for banking transactions at ATMs that operate on the local network provided by Redbanc and the local network of merchants participating in the local Redcompra debit program. Also, our debit cards can be used internationally through the Visa International PLUS network or the international network of merchants associated with the Electron program. We name these debit cards depending on the card’s specific features and the link between the brand and target market which they serve. During 2023, we offered the following debit cards: Visa Infinite, Visa Estándar, Visa Estandar FAN, Visa Signature, Visa Platinum, Visa Debit Business and debit cards for companies. As of December 31, 2023, according to the CMF, we held a 11.2% market share of debit card transactions, which corresponds to approximately 405 million transactions throughout the year, according to the CMF.

Deposit Products

We strategically offer deposit products to increase our deposit-taking activities as a means of diversifying our sources of funding. We believe that the deposits of our individual customers provide us with a relatively low-cost, stable source of funding, as well as an opportunity to cross-market our other products and services. In this regard, we offer current accounts, time deposits and savings accounts to our individual customers. Current accounts are Chilean peso-denominated and the majority bear no interest (approximately 0.05% or 554 of our total current accounts are interest-bearing), and savings accounts are denominated in UF and bear a fixed-interest rate. Time deposits may be denominated in Chilean pesos, UF and U.S. dollars and most of them bear interest at a fixed rate with terms that range between seven to 360 days.

While demand has historically been focused on UF-denominated deposits during periods of high inflation, demand for Chilean peso-denominated deposits has increased in recent years as a consequence of lower and more stable inflation rates in Chile.

During the COVID-19 pandemic, particularly in 2020 and 2021, we experienced a significant increase in demand deposit balances, which was aligned with historically low interest rates, which reflected the decisions made by the Central Bank in order to promote liquidity in the banking system and the whole economy by keeping the reference rate at 0.5% during 15 months starting April 2020, leading depositors to prefer liquidity over profitability and, therefore, moving from time deposits to demand deposits. This effect, together with an extraordinary increase in liquidity prompted by pension funds withdrawals, as permitted by the Chilean Congress, resulted in annual expansions of 33.9% and 22.3% in 2020 and 2021, respectively, in year-end demand deposit balances. Once the worst of the pandemic was over, the boost in household spending caused by the liquidity surplus seen in the economy, in conjunction with other external factors, had a direct impact on inflation, which increased 7.2% in 2021 and 12.8% in 2022. As a result, the Central Bank then adopted an aggressive monetary policy intended to dampen inflation by constraining the money supply in the economy through consecutive hikes in the monetary policy interest rate, which increased form 0.5% in July 2021 to 4.00% in December 2021 and to 11.25% in December 2022. Since inflation took longer-than-expected to decline, the Central Bank kept the monetary policy interest rate at 11.25% until July 2023, after 12-month CPI variation began to show clear signs of retreat. Based on that, the Central Bank reduced the monetary policy interest rate gradually until such rate reached 8.25% in December 2023. As a consequence of both the higher opportunity cost of funds and the loss in purchasing power due to inflation, depositors began to move from demand deposits to short-term time deposits, which resulted in annual declines of 27.8% and 0.5% in year-end total demand deposit balances for us in 2022 and 2023, respectively. These trends were reflected in the Retail Banking Segment where, based on our management information system, annual average balances of current accounts and demand deposits managed by our Retail Banking Segment decreased by 12.5% in 2022 and declined by 1.8% in 2023.

Wholesale Banking Segment

Our wholesale banking segment serves the needs of corporate customers. In 2023, this business segment recorded annual operating revenues of approximately Ch$945,276 million, which represented 31.5% of our total operating revenues. Also, for the year ended December 31, 2023, this segment recorded an income before income tax of Ch$746,013 million, which represented 49.2% of our consolidated income before income tax. As of December 31, 2023, loans granted by this business segment amounted to Ch$13,457,648 million and represented 35.8% of our total loan portfolio.

The following table sets forth the composition of our portfolio of loans to the wholesale market in accordance with our internal reporting policies, as of December 31, 2023:

	As of December 31, 2023
	(in millions of Ch$, except percentages)
BANK’S INTERNAL REPORTING POLICIES:
Commercial credits	Ch$	9,819,159	73.0%
Foreign trade loans		1,635,925	12.2
Leasing loans		1,305,967	9.7
Factoring loans		539,869	4.0
Other loans		156,728	1.2
Total	Ch$	13,457,648	100.0%

As of December 31, 2023, we had 11,492 debtors out of a total of 28,938 core customers (those holding either a loan or a current account with us). Our wholesale customers are engaged in a wide range of economic sectors. As of December 31, 2023, loans granted by our wholesale banking segment were mainly related to:

●	financial services (approximately 20.7% of all loans granted by this business segment);

●	manufacturing (approximately 9.3% of all loans granted by this business segment);

●	commerce and trade (approximately 8.1% of all loans granted by this business segment);

●	construction (approximately 8.0% of all loans granted by this business segment);

●	agriculture, forestry and fishing (approximately 5.9% of all loans granted by this business segment);

●	communication and transportation (approximately 5.3% of all loans granted by this business segment);

●	community, social and personal services (approximately 2.5% of all loans granted by this business segment);

●	mining (approximately 2.4% of all loans granted by this business segment); and

●	utilities (approximately 2.0% of all loans granted by this business segment).

In line with our strategy of identifying and differentiating market segments in order to provide improved value propositions for a diversified customer base, three of our areas provide our wholesale customer base with banking and financial products and services: (i) the Corporate Area, (ii) the Special Business Area and (iii) the Large Companies Area.

Corporate Area

The Corporate Area provides banking products and services to corporations with annual sales exceeding UF 3.0 million (approximately Ch$110,368.1 million as of December 31, 2023). This area’s customers consist of a large proportion of Chile’s publicly-traded and non-listed companies, subsidiaries of multinational companies and conglomerates operating in Chile (including those operating in the financial, commercial, manufacturing, industrial and infrastructure sectors), as well as projects and concessions. Thus, in addition to traditional lending products, this area offers a wide range of non-lending services related to project finance, deal structuring associated with business acquisitions, cash management, deposits and funds administration, financial advisory, among others. Also, this area is in charge of coordinating and overseeing both our Leasing Business and our International Private Banking Unit.

As of December 31, 2023, the Corporate Area had approximately 1,027 debtors out of a total of approximately 4,015 core customers (those holding either a current account or a loan with us). Also, this area managed total outstanding loans of Ch$5,614,442 million, which represented 14.9% of our total loan book as of the same date.

The following table sets forth the composition of our Corporate Area’s loan portfolio in accordance with our internal reporting policies, as of December 31, 2023:

	As of December 31, 2023
	(in millions of Ch$, except percentages)
BANK’S INTERNAL REPORTING POLICIES:
Commercial credits	Ch$	4,364,041	77.7%
Foreign trade loans		725,406	12.9
Factoring loans		159,409	2.8
Leasing loans		287,814	5.1
Other loans		77,772	1.4
Total	Ch$	5,614,442	100.0%

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

In cash management, as of December 31, 2023, we were party to approximately 11,868 payment service contracts and approximately 883 collection service agreements with corporations. We believe that cash management and payment service contracts, in particular, provide us with a source of low-cost deposits and the opportunity to cross sell our products and fees to payees, many of whom maintain accounts with us. Under our collection contracts, we act as a collection agent for our corporate customers, providing centralized collection services for their accounts receivable and other similar payments. For the year ended December 31, 2023, joint volumes associated with collection and payment agreements increased by approximately 46.1% when compared to 2022.

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

In 2023, the business area focused on the digitalization and update of diverse products and services with the aim of delivering a more flexible and accessible experience to customers. Amid a challenging business environment, our Corporate Unit posted a 2.6% annual decrease in total loans, resulting from a decrease in commercial credits to corporations given the contraction in capital expenditures, and a deteriorated business sentiment and uncertainty.

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

As of December 31, 2023, our Special Businesses Area had approximately 784 borrowers out of a total of 5,499 core customers (those holding either a current account or a loan with us). In addition, as of the same date, loans granted by this area accounted for Ch$2,454,617 million, which represented 6.5% of our total loans.

The following table displays the loan portfolio composition of the Special Businesses Area, in accordance with our internal reporting policies, as of December 31, 2023:

	As of December 31, 2023
	(in millions of Ch$, except percentages)
BANK’S INTERNAL REPORTING POLICIES:
Commercial credits	Ch$	2,349,232	95.7%
Leasing loans		50,326	2.1
Other loans		55,059	2.2
Total	Ch$	2,454,617	100.0%

During 2023 the Special Businesses Area continued to deploy a differentiation strategy focused on the family office sub-segment. In this group of customers, relationships are crucial and, therefore, this area has concentrated on reinforcing the team’s capabilities while establishing a collaborative work relationship with our subsidiaries Banchile Administradora General de Fondos (mutual funds management) and Banchile Corredora de Bolsa (securities brokerage) in order to offer a wide array of wealth management services and products based on our knowledge of our customers. However, given the dynamics observed in certain industries, such as Real Estate & Construction, the Special Businesses Area recorded an annual decrease of 3.0% in total loans during 2023, particularly concentrated in commercial credits and, to a lesser degree, in leasing loans.

Large Companies Area

Our Large Companies Area provides companies, with annual sales that range from UF 70,000 (approximately Ch$2,575.3 million as of December 31, 2023) to UF 3.0 million (approximately Ch$110,368.1 million as of December 31, 2023), with a broad range of financial products and services. Customers served by this area are those related to the commercial, manufacturing, agricultural, forestry, fishing and infrastructure sectors, among others.

As of December 31, 2023, we had 9,681 large company debtors out of a total of 19,424 core customers (those holding either a current account or a loan with us). Loans granted by the Large Companies Area amounted to Ch$5,388,589 million as of the same date, which represented 14.3% of our total loans.

The following table sets forth the loan portfolio composition of the Large Companies Area, in accordance with our internal reporting policies, as of December 31, 2023:

	As of December 31, 2023
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$, except percentages)
Commercial credits	Ch$	3,105,886	57.6%
Leasing loans		1,096,232	20.3
Foreign trade loans		903,791	16.8
Factoring loans		210,290	3.9
Other loans		72,390	1.3
Total	Ch$	5,388,589	100.0%

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

In 2023, the Large Companies Area continued to prioritize a customer centric approach in order to maintain a market-leading position in commercial loans while providing more diverse lending products to customers in a context of an economic slowdown. As such, this business unit managed to widen the service model to locations formerly unserved, such as Los Andes, San Fernando and Chillán. In addition, during 2023, the Large Companies Area successfully deployed the state-guaranteed Fogape Chile Apoya program for eligible customers. Notwithstanding these initiatives, the Area experienced a decrease of 2.7% in total loans, which was mainly driven by the contraction evidenced in commercial credits which decreased for the same amount. This negative evolution was the consequence of the prevailing economic conditions marked by high interest rates and constrained economic activity, all of which reduced demand for loans.

Our factoring and leasing businesses are part of the Large Companies Area. During 2023, we posted an annual decrease of 4.0% and an expansion of 2.2% in year-end balances of factoring and leasing loans, respectively, for the Bank as a whole. The foreign trade business is also managed by our Large Companies Area, although balances and results are allocated to different business areas depending on the customer who performs the transaction. During 2023, the foreign trade business recorded a 3.8% increase in loan balances for the Bank as a whole, mainly associated with revised value offerings that pursue to reactivate the product.

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

Regarding funding functions, during 2023, we continued to develop a funding diversification strategy by conducting important transactions, principally in Chile. This strategy is aimed at maintaining a competitive cost of funding that supports the value offerings we provide to our wide customer base and improving our liquidity by issuing debt of longer maturities that match long-term assets. For that reason, we are continually seeking alternative sources, types of instruments and markets. We generally conduct international bond issuances only if the cost (including costs of interest rate swaps and other transactional expenses) is below the cost of raising funds locally and the currency or interest rate exposure is fully hedged via cross currency swaps.

We are constantly striving to diversify our liability structure in terms of sources, types of instruments and markets with the aim of maintaining a competitive cost of funding and improving our liquidity. In 2023, we carried out the following debt placements:

●	Approximately Ch$870,325 million (denominated in UF) within the local market. These debt placements had maturities ranging from 4 to 12 years, while bearing premium spreads over the relevant benchmark.

●	We also carried out a debt placement in the international capital markets for Ch$35,833 in Japan with a two-year maturity, and Ch$31,968 million in Mexico with a four-year maturity, taking advantage of our higher credit rating within Chile and the Latin American region, which enabled us to benefit from liquidity and lower interest rates. This placement was accompanied by a cross currency swap hedge arrangement in order to offset any effects associated with changes in foreign exchange that could impact our cost of funding.

●	Furthermore, we continued to utilize short-term funding associated with our commercial paper program, which provides us with premium funding for Trade Finance transactions. During 2023, we issued a total amount of approximately Ch$286,354 million. As of December 31, 2023, we had an outstanding balance of approximately Ch$87,051 million.

The funding functions carried out by our Treasury area are complemented by our international area, namely International Financial Institutions (“IFI”), which manages relations with correspondent banks worldwide, facilitating international payments and obtaining foreign currency financing for us. As of December 31, 2023, we have established a network of approximately 600 foreign banks, among which we maintained credit relationships with approximately 142 correspondent banks, from which we maintained 15 account relationships. IFI played an important role in structuring international transactions aimed at diversifying our funding.

From the business perspective, our Treasury and Money Market segment recorded operating revenues of Ch$42,151 million in 2023, which was Ch$68,039 million lower than the amount recorded in 2022. This performance had to do with: (i) lower income from the management of our investment portfolio due to the steady upward trend of local interest rates that adversely affected the fair value of fixed-income securities, higher average funding costs resulting from higher short-term nominal interest rates and lower inflation, and (ii) lower income from the trading desk that was largely explained by a comparison base effect, given increased volatility that benefited the marking-to-market of trading positions in 2022 and increased cost of funds for positions with shorter maturities.

Regarding the management of our securities portfolio, as of December 31, 2023, our total investment portfolio amounted to Ch$9,002,472 million and was composed of financial instruments measured at fair value through other comprehensive income that totaled Ch$3,798,437 million, securities held for trading measured at fair value through profit or loss amounting to Ch$3,772,952 million and financial instruments measured at amortized cost totaling Ch$1,431,083 million. As for the type of instruments included in our securities portfolio, as of December 31, 2023, 69.9% consisted of securities issued by the Central Bank and the Chilean Government, 22.4% consisted of securities issued by local financial institutions, and 7.6% consisted of securities issued by non-financial Chilean corporate issuers, foreign issuers, and other securities. Our investment strategy is designed to supplement our expected profitability, risks and economic variable projections while adhering to the regulatory guidelines and internal limits defined by our finance committee. In this regard, neither proprietary trading nor speculation on equity holdings are business goals for us and, therefore, equity instruments only represented 0.2% of our total investment portfolio as of December 31, 2023.

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

The following table sets forth information with respect to our financial services subsidiaries in accordance with their statutory financial statements as of December 31, 2023:

	As of December 31, 2023
	Assets		Equity		Net Income
	(in millions of Ch$)
Banchile Corredores de Bolsa S.A.	Ch$	895,443	Ch$	167,727	Ch$	35,386
Banchile Administradora General de Fondos S.A.		58,885		38,675		26,818
Banchile Corredores de Seguros Ltda.		26,003		6,621		9,984
Banchile Asesoria Financiera S.A.		4,886		3,804		2,259
Socofin S.A.		11,478		1,889		(212)
Total	Ch$	996,695	Ch$	218,716	Ch$	74,235

The following table sets forth information with respect to our ownership interest in our financial services subsidiaries as of December 31, 2023:

	Ownership Interest
	Direct (%)	Indirect (%)	Total (%)
Banchile Corredores de Bolsa S.A.	99.70%	0.30%	100.00%
Banchile Administradora General de Fondos S.A.	99.98	0.02	100.00
Banchile Corredores de Seguros Ltda.	99.83	0.17	100.00
Banchile Asesoría Financiera S.A.	99.96	—	99.96
Socofin S.A.	99.00%	1.00%	100.00%

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

During the year ended December 31, 2023, Banchile Corredores de Bolsa S.A. recorded an aggregate stock trading turnover on the Santiago Stock Exchange and the Chilean Electronic Stock Exchange that amounted to approximately Ch$7,166,351 million, which represented a 11.9% market share within the Chilean stock market.

Also, as of December 31, 2023, Banchile Corredores de Bolsa S.A. had equity amounting to Ch$167,727 million and, for the year ended December 31, 2023, recorded net income of Ch$35,386 million, which represented 2.6% of our consolidated net income for that period (under the bank’s internal reporting policies).

Mutual and Investment Fund Management

Since 1980, we have provided mutual fund management services through Banchile Administradora General de Fondos S.A. (formerly Banchile Administradora de Fondos Mutuos S.A.). As of December 31, 2023, according to data published by the Chilean Association of Mutual Funds, Banchile Administradora General de Fondos S.A. was the largest mutual fund manager in Chile, managing approximately 21.9% of all Chilean mutual funds’ assets. Also, as of December 31, 2023, Banchile Administradora General de Fondos S.A. operated 57 mutual funds and had Ch$11,214,728 million in assets under management owned by 373,140 corporate and individual investors. As of the same date, Banchile Administradora General de Fondos S.A. operated 53 public investment funds. Banchile Administradora General de Fondos S.A. managed Ch$1,445,427 million in net assets associated with these public investment funds on behalf of 1,797 participants. As of December 31, 2023, Banchile Administradora General de Fondos S.A. managed 6 private investment funds of Ch$198,283 million in net assets associated with these private investment funds on behalf of 40 participants. During 2023, Banchile Administradora General de Fondos S.A. created 9 new mutual funds and 11 new public investment funds. One private investment fund was created in 2023.

The mutual and investment funds mentioned above are managed by Banchile Administradora General de Fondos S.A., but neither the Bank nor Banchile Administradora General de Fondos S.A. have ownership of these funds and, accordingly, they are not booked in our audited consolidated financial statements.

The following table sets forth information regarding the various mutual funds managed by Banchile Administradora General de Fondos S.A. as of December 31, 2023:

		As of December 31, 2023
Name of Fund	Type of Fund	Net Asset Value (in millions of Ch$)		Number of Investors
Acciones	Equity	Ch$	36,522	7,107
Agresivo	Blend		5,315	1,945
Alianza	Fixed income (medium / long term)		29,543	3,282
Asia	Equity		3,709	1,016
Asiatico Accionario	Equity		9,419	1,058
Blackrock ESG	Equity		5,987	58
Capital Empresarial	Fixed income (short term)		2,215,456	35,590
Capital Financiero	Fixed income (short term)		3,023,021	33,343
Cobertura Deuda Global	Fixed income (medium / long term)		1,252	264
Conservador	Blend		3,269	1,523
Corporate Dollar	Fixed income (short term)		1,343,925	39,538
Depósito Plus XI	Structured		20,370	332
Depósito Plus XIII	Structured		58,965	1,262
Deposito XIV	Structured		31,276	772
Depósito UF Plus I	Structured		39,738	928
Depósito XXI	Fixed income (medium / long term)		132,399	10,862
Deuda Dolar	Fixed income (medium / long term)		201,737	3,844
Deuda Soberana	Fixed income (medium / long term)		6,095	555
Disponible	Fixed income (short term)		273,980	51,906
Emerging	Equity		5,097	1,516
Emerging Market	Equity		5,164	600
Estatal Largo Plazo	Fixed income (medium / long term)		64,477	6
Estrategico	Fixed income (medium / long term)		683,915	22,338
Estructurado Dólar	Structured		28,362	611
Estructurado Dólar II	Structured		45,406	779
Europa Desarrollada	Equity		9,111	1,440
Global Accionario	Equity		8,184	981
Global Dollar	Equity		17,375	526
Global High Yield	Fixed income (medium / long term)		1,179	217
Global Mega Tendencias	Equity		696	15
Horizonte	Fixed income (medium / long term)		96,445	3,009
Inversion China	Equity		4,405	950
Inversion USA	Equity		66,574	3,613
Inversiones Alternat	Blend		112	134
Japón Accionario	Equity		1,256	466
Latam Accionario	Equity		9,310	2,587
Latam Corporate Investment Grade	Fixed income (medium / long term)		23,380	987
Liquidez	Fixed income (short term)		273,954	41,181
Moderado	Blend		4,395	1,777
Port Act Conservador	Blend		242,618	10,544
Port Act Equilibrado	Blend		637,853	21,180
Port Act Potenciado	Blend		225,196	9,198
Portafolio Ahorro Corto Plazo	Blend		419,816	8,961
Portafolio Retorno Mediano Plazo	Blend		65,663	1,196
Portafolio Activo Dólar Agresivo	Blend		6,369	151
Portafolio Activo Dolar Conservador	Blend		11,166	199
Portafolio Activo Dolar Moderado	Blend		51,090	1,330
Renta Corto Plazo	Fixed income (medium / long term)		237,561	20,296
Renta Futura	Fixed income (medium / long term)		70,310	3,127
Renta Largo Plazo	Fixed income (medium / long term)		6,498	1,593
Renta Variable Nacional	Equity		2,133	366
Retorno L.P. UF	Fixed income (medium / long term)		31,983	1,932
Selección Acciones Chilenas	Equity		45,552	291
U.S. Dollar	Equity		34,458	972
US Mid Cap	Equity		20,760	1,350
USA Nivel 100	Structured		6,295	310
Utilidades	Fixed income (medium / long term)		308,626	11,226
Total		Ch$	11,214,728	373,140

The following table sets forth information regarding the investment funds managed by Banchile Administradora General de Fondos S.A. as of December 31, 2023:

		As of December 31, 2023
Name of Fund	Type of Fund	Net Asset Value (in millions of Ch$)		Number of Investors
AG Direct Lending IV	Public	Ch$	7,086	1
AG Direct Lending V	Public		1,544	5
ALL VP III	Private		2,544	5
Axon Aurora I	Public		3,352	1
Banchile AG DL IV	Public		11,130	4
Banchile Deuda Dólar CP	Public		4,508	4
Banchile Oro	Public		1,522	4
Chile Blend	Public		54,434	3
Chile Small Cap	Public		59,723	5
Desarrollo Inmobiliario Perú-Colombia	Public		11,647	9
Desarrollo y Rentas Residenciales	Public		30,574	3
Deuda Alto Rendimiento	Public		9,243	103
Deuda Chilena	Public		345,357	5
Deuda Global	Public		26,126	7
Deuda Largo Plazo	Public		8,664	23
Deuda Privada I	Public		45,357	97
Deuda Privada II	Public		46,093	30
EDR Fund Emerging Credit	Public		2,441	1
Emerging Equity	Public		2,517	6
Energias Renovables I	Public		6,742	10
Europe Equity	Public		932	5
European Value Partners II	Public		6,217	53
F2 VC III	Public		2,004	5
F2 VC Select Fund I	Public		2,492	277
Global Real Estate	Public		12,271	294
Infraestructura Chile I	Public		67,785	18
Inmobiliario Capitolio	Private		22,141	16
Inmobiliario IX	Public		16,396	6
Inmobiliario VIII	Public		580	11
Inmobiliario X	Public		56,727	9
Inmobiliario XI	Public		58,623	50
Latam Corporate High Yield	Public		5,464	6
Latam Equity	Public		2,223	20
MarketPlus EEUU	Public		79,416	40
MarketPlus Emergente	Public		17,721	41
MarketPlus Europa	Public		4,798	1
MarketPlus Global	Public		113,532	2
MarketPlus Japón	Public		117	45
Marketplus Tecnologia	Public		1,021	3
MarketPlus UK	Public		266	9
Millesima I	Public		6,692	84
PE Secondary Deal I	Public		5,530	282
PE Secondary Deal II	Public		25,137	61
Plusvalia Eficiente	Public		11,524	21
Privado F2	Private		12,245	2
Private Opportunity I	Public		11,348	2
Proyección UF Plus I	Public		35,408	1
Proyección UF Plus II	Public		30,412	2
Real Estate USA I	Public		101,085	5
Real Estate USA II	Public		51,469	10
Renta Inmobiliaria JDA700 Perú	Public		10,192	43
Rentas Habitacionales	Public		5,088	28
Rentas Inmobiliarias	Private		147,562	2
Rentas Peru I	Private		13,512	8
Schroder Private Equity Evergreen	Public		7,583	17
Social I	Private		278	7
United States Property Fund VI	Public		3,799	8
USA Equity	Public		12,696	1
VC ALLVP IV	Public		822	16
Total		Ch$	1,643,710	1,837

As of December 31, 2023, Banchile Administradora General de Fondos S.A. had equity of Ch$38,675 million and, for the year ended December 31, 2023, net income of Ch$26,818 million, which represented 2.0% of our 2023 consolidated net income (under the bank’s internal reporting policies).

Insurance Brokerage

We provide insurance brokerage services to our customers through Banchile Corredores de Seguros Limitada (Banchile Corredores de Seguros LTDA.). In 2000, we began to offer life insurance policies associated with consumer loans and non-credit related insurance to our individual customers and the general public. As of December 31, 2023, Banchile Corredores de Seguros Limitada had equity of Ch$6,621 million and, for the year ended December 31, 2023, it recorded net income of Ch$9,984 million, which represented 0.7% of our 2023 consolidated net income (under the bank’s internal reporting policies). According to data published by the CMF, as of December 31, 2023, Banchile Corredores de Seguros Limitada had a 3.1% market share in the total amount of life and casualty insurance policies (in Chilean pesos) sold by insurance brokerage companies in Chile, including life annuities.

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

Financial Advisory Services

We provide financial advisory and other investment banking services to our customers through Banchile Asesoría Financiera S.A. The services offered by Banchile Asesoría Financiera S.A. are primarily targeted to our corporate customers and include advisory services concerning mergers and acquisitions, restructuring, project finance and strategic alliances. As of December 31, 2023, Banchile Asesoría Financiera S.A. had equity of Ch$3,804 million and, for the year ended December 31, 2023, recorded net income of Ch$2,259 million, which represented 0.2% of our 2023 consolidated net income (under the bank’s internal reporting policies).

Collection Services

Socofin S.A. provides judicial and extra judicial loan collection services to the Bank. As of December 31, 2023, Socofin S.A. had equity of Ch$1,889 million and, for the year ended December 31, 2023, and recorded a negative net income of Ch$212 million (under the bank’s internal reporting policies).

Distribution Channels and Electronic Banking

Our distribution network provides integrated financial services and products to our customers through a wide range of channels. The network includes ATMs, branches, internet-based banking platforms, mobile banking applications and call centers.

As of December 31, 2023, we had a network of 257 retail branches throughout Chile. Our branch system serves as a distribution network for all of the products and services offered to our customers. Our full-service branches accept deposits, cash withdrawals, offer the full range of our retail banking products, such as consumer loans, credit cards, mortgage loans and current accounts, and provide financial and non-financial information to current and potential customers. As of December 31, 2023, we had 1,696 ATMs that were part of a larger network of 7,556 ATMs operating in Chile, of which 4,626 ATMs operate under a network managed by Redbanc S.A.

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

Also, we provide our customers with access to a 24-hour phone-bank through which they can access account information and execute certain transactions. This service, through which we receive nearly 356,547 calls per month on average, has enabled us to develop customer loyalty campaigns, sell financial products and services, answer specialized inquiries and receive and resolve complaints by customers and non-customers.

Lastly, over the last years we have devoted efforts to enhance our mobile banking platforms by developing and launching diverse applications, including the mobile applications MiBanco, MiBanconexion, MiPago, and MiBeneficio. Similarly, we launched MiCuenta, MiPass, and MiSeguro. MiBanco is a mobile banking platform that enables our customers to perform most of the operations they can execute on our website, such as accessing their account balances, making bill payments and electronic money transfers, carrying out cash advances from credit cards to checking accounts. MiBanconexion is an application designed for treasury managers of companies or entrepreneurs, which allows our customers to make massive transfers, pay their use of credit lines and check movements in their demand account, among other functionalities. MiPago is a specialized mobile application that permits requests for reimbursements from other Banco de Chile’s customers and performs the transaction by generating and scanning a QR code, which reinforces the security standards for these types of operations. MiCuenta is a mobile application that enables users to make monthly payments associated with utility bills and other types of services. MiPass is a password-generating application that, among other features, allows users to set a list of money transfer recipients to make transfers without requiring another password-generating device. Also, we continued to expand our digital banking offerings by launching the new mobile application called MiInversion. This application serves as a portfolio management mobile platform for retail customers by enabling them to manage their investments in equity, fixed-income and mutual funds. Furthermore, we added new functionalities to these mobile applications by incorporating an on/off service for credit and debit cards in case of theft, misplacement or other security issues detected by the user, authorization of web transactions with MiPass, biometric access to MiBanco and MiBanconexion, through fingerprint, onsite payment in shops and commerce through MiPago, among other features. Likewise, we also added new functionalities by expanding our RedGiro service to permit our clients to perform transactions through their smartphones and added new functionalities to MiInversion, through which our customers are able to invest in time deposits while exchanging foreign currency. As of 2023, we have continued enhancing our mobile applications by improving existing functionalities.

The following table sets forth information regarding the evolution of the number of transactions carried out by customers and non-customers in our diverse distribution channels, as of December 31, 2021, 2022 and 2023:

	For the Year Ended December 31,			% Increase (Decrease)
	2021	2022	2023	2021/2022	2022/2023
	(in millions of transactions)
BANK’S MANAGEMENT INFORMATION SYSTEM
Teller	18.9	18.0	16.5	(5.0)%	(8.3)%
ATMs	114.7	111.2	113.3	(3.0)	1.9
Website (Monetary Transactions)	61.8	65.5	62.3	5.9	(4.9)
Mobile Banking	89.6	115.0	147.6	28.3	28.4
Total	285.0	309.6	339.7	8.6%	9.7%

Competition

Overview

The Chilean market for banking and other financial services is highly and increasingly competitive and consists of various market sectors. The most important sector is commercial banking with total loans (excluding operations of subsidiaries abroad) representing 82.4% of the Chilean GDP as of December 31, 2023. As of the same date, the Chilean banking industry consisted of 17 banks, 16 of which were private sector banks and one state-owned bank, namely, Banco del Estado. As of December 31, 2023, the six largest Chilean banks accounted for approximately 86.6% of all outstanding loans granted by Chilean financial institutions (excluding operations of subsidiaries abroad): Banco Santander—Chile (17.5%), Banco de Chile (16.2%), Banco del Estado (14.6%), Banco de Crédito e Inversiones (“BCI”) (14.6%), Scotiabank Chile (13.8%) and Banco Itaú Chile (9.9%).

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

Likewise, other non-traditional providers of financial services have emerged over the last years, such as e-commerce, local and foreign fintech companies, Telecom companies, like internet and mobile phone providers, and more recently some marketplaces that may set and provide offerings, in the form of temporary financing, directly to their customers or providers. These new ways of doing business are based on the disintermediation of traditional banking service providers while not being subject to the same capital requirements that banks are. Therefore, these providers represent a challenge for the traditional banking industry that may result in lowered margins in the future. In order to address these kinds of businesses, Law No. 21,521 was enacted in January 2023 with the aim of establishing a general framework for financial services provided through technological means (including banks) in order to protect financial customers and data privacy while preserving financial stability and strengthening anti money-laundering. For more information see “Item 4. Information on the Company—Regulation and Supervision—Fintech Law.”

Within the local banking industry, our primary competitors are the main private sector commercial banks in Chile, namely, Banco Santander—Chile, BCI, Scotiabank Chile, and Banco Itaú Chile. Nevertheless, we also face competition from Banco del Estado, a state-owned bank, which has a larger customer base than we do. Banco del Estado, which operates under the same regulatory regime as Chilean private sector banks, was the third largest bank in Chile as of December 31, 2023, with outstanding total loans of Ch$34,031,005 million, representing a 14.6% market share (excluding operations of subsidiaries abroad), according to data published by the CMF.

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

Historically, commercial banks in Chile have competed in the retail market against each other, and finance companies and department stores, with the latter two having traditionally been focused on consumer loans to low and middle-income segments. However, finance companies gradually disappeared between the 1990s and 2000s, as most of them merged into the largest commercial banks that dominate the Chilean banking industry today. Also, by the end of 1990s, the Chilean financial industry witnessed the rise of non-traditional banking competitors, such as large department stores. During the 2000s, these players gained increasing significance in the consumer lending sector, as they were permitted to issue financial products such as credit cards. Currently, there are two consumer-oriented banks affiliated with Chile’s largest department stores: Banco Falabella and Banco Ripley. Although these banks had a combined market share (excluding operations of subsidiaries abroad) of only 2.1% as of December 31, 2023, according to the CMF, the presence of these banks is likely to make consumer banking more competitive over the next few years, especially within the lower income segment. As of December 31, 2023, consumer loans granted by Banco Falabella and Banco Ripley represented 11.4% and 3.1%, respectively, of the total consumer loans rendered by the industry (excluding operations of subsidiaries abroad).

In the wholesale market, we believe our strongest competitors are also Banco Santander—Chile, BCI, Scotiabank Chile and Banco Itaú Chile. Similarly, we believe these banks are our most significant competitors in the small and medium sized companies’ business segment.

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

The Chilean banking industry has experienced increased levels of competition in recent years from domestic as well as foreign banks. This phenomenon has triggered a consolidation wave within the industry and the creation of more comprehensive banking entities that participate in most of our markets. Consequently, banks’ strategies have been increasingly focused on reducing costs and improving efficiency standards in order to compete effectively with the larger banks. Although we believe that we are currently large enough to compete effectively in all of our target markets and are making our best efforts to effectively operate within this competitive environment, we acknowledge that our net income may decrease as a result of increasing competition. In this regard, in July 2023 Bicecorp and Grupo Security announced an agreement to merge its operations. The conclusion of the merger process is subject to approval by the Chilean Antitrust Agency (Fiscalía Nacional Económica), which is expected to be obtained by September 2024. As of December 31, 2023, the banks owned by these holdings jointly represented a 6.7% share of the total loans managed by the Chilean banking industry, on a proforma basis and excluding operations of subsidiaries abroad.

Balance Sheet

The following table sets forth certain statistical information on the Chilean financial system as of December 31, 2023, according to information published by the CMF under Chilean GAAP:

	As of December 31, 2023
	Assets			Loans(1)(2)			Deposits(2)			Equity(3)
	Amount		Share	Amount		Share	Amount		Share	Amount		Share
	(in millions of Ch$, except percentages)
CHILEAN GAAP:
Private sector banks	Ch$	343,050,052	85.5%	Ch$	198,463,285	85.4%	Ch$	138,391,346	80.7%	Ch$	28,091,387	89.3%
Banco del Estado		58,305,301	14.5		34,031,005	14.6		33,091,850	19.3		3,348,660	10.7
Total banking system	Ch$	401,355,353	100.0%	Ch$	232,494,290	100.0%	Ch$	171,483,197	100.0%	Ch$	31,440,047	100.0%

Source: CMF

(1)	Loans to customers. Interbank loans are not included.

(2)	Excludes operations of subsidiaries abroad.

(3)	For purposes of this table, equity includes capital and reserves, net income for the period and provisions for minimum dividends.

Loans and Deposits

a.	Total Loans

We had total loans of Ch$37,600,703 million as of December 31, 2023, according to information published by the CMF under Chilean GAAP. The following table sets forth our market share and the market share of our principal private sector competitors in terms of total loans, as of the dates indicated, according to information published by the CMF under Chilean GAAP:

	Total Loans(1)(2)
	As of December 31,
	2021	2022	2023
CHILEAN GAAP:
Banco Santander—Chile	17.9%	17.2%	17.5%
Banco de Chile	16.7	16.3	16.2
Scotiabank Chile	14.1	14.7	13.8
Banco de Crédito e Inversiones	14.3	14.3	14.6
Banco Itaú Chile	9.8	10.1	9.9
Total market share	72.9%	72.6%	72.0%

Source: CMF

(1)	Allowances for loan losses not deducted.

(2)	Excludes operations of subsidiaries abroad.

b.	Total Deposits

We had total deposits (including demand deposits and time deposits) of Ch$28,687,222 million as of December 31, 2023, according to information published by the CMF under Chilean GAAP. The following table sets forth the market shares in terms of total deposits for private banks as of December 31, 2021, 2022 and 2023 on a consolidated basis, according to information published by the CMF under Chilean GAAP:

	Total Deposits(1)
	As of December 31,
	2021	2022	2023
CHILEAN GAAP:
Banco Santander—Chile	17.4%	15.9%	17.3%
Banco de Chile	17.2	16.2	16.7
Banco de Crédito e Inversiones	14.2	14.8	13.9
Scotiabank Chile	10.4	11.2	10.5
Banco Itaú Chile	8.4	8.8	8.9
Total market share	67.6%	67.0%	67.2%

Source: CMF

(1)	Excludes operations of subsidiaries abroad.

c.	Demand Deposits

We had demand deposits of Ch$13,321,660 million as of December 31, 2023, according to information published by the CMF under Chilean GAAP. The following table sets forth the market shares in terms of demand deposits for private banks as of the dates indicated, on a consolidated basis, according to information published by the CMF under Chilean GAAP:

	Demand Deposits(1)
	As of December 31,
	2021	2022	2023
CHILEAN GAAP:
Banco Santander — Chile	20.9%	20.9%	20.6%
Banco de Chile	21.6	19.8	20.2
Banco de Crédito e Inversiones	14.7	14.7	14.4
Scotiabank Chile	8.4	7.5	7.4
Banco Itaú Chile	5.4	5.6	5.6
Total market share	71.0%	68.6%	68.3%

Source: CMF

(1)	Excludes operations of subsidiaries abroad.

d.	Time Deposits

We had time deposits of Ch$15,365,562 million as of December 31, 2023, according to information published by the CMF under Chilean GAAP. The following table sets forth the market shares in terms of time deposits for private banks as of the dates indicated, on a consolidated basis, according to information published by the CMF under Chilean GAAP:

	Time Deposits(1)
	As of December 31,
	2021	2022	2023
CHILEAN GAAP:
Banco Santander—Chile	13.5%	12.6%	15.2%
Banco de Chile	12.2	13.8	14.5
Banco de Crédito e Inversiones	13.7	14.9	13.6
Scotiabank Chile	12.6	13.6	12.4
Banco Itaú Chile	11.7	10.9	10.9
Total market share	63.6%	65.9%	66.6%

Source: CMF

(1)	Excludes operations of subsidiaries abroad.

Credit Quality and Risk Management

a.	Risk Index

The following table sets forth the ratio of allowances to total loans of the largest private banks in Chile and of the Chilean financial system (including such banks) as of December 31, 2021, 2022 and 2023, according to information published by the CMF under Chilean GAAP:

	Allowances to Total Loans(1)
	As of December 31,
	2021	2022	2023
CHILEAN GAAP:
Banco de Crédito e Inversiones	1.84%	1.90%	1.71%
Banco de Chile	2.10	2.12	2.05
Scotiabank Chile	1.54	1.80	2.20
Banco Santander—Chile	2.62	2.68	2.83
Banco Itaú Chile	3.22	2.71	2.99
Financial system	2.39%	2.48%	2.58%

Source: CMF

(1)	Includes operations of subsidiaries abroad.

b.	Non-Performing Loans

The following table sets forth the ratio of past-due loans (90 days or more) over total loans for the largest private banks in Chile as of December 31, 2021, 2022 and 2023 on an individual basis, according to information published by the CMF under Chilean GAAP:

	Past-due loans to Total Loans(1)
	As of December 31,
	2021	2022	2023
CHILEAN GAAP:
Banco de Crédito e Inversiones	0.75%	1.18%	1.33%
Banco de Chile	0.85	1.08	1.43
Scotiabank Chile	0.88	1.38	2.16
Banco Santander-Chile	1.21	1.85	2.27
Banco Itaú Chile	1.25	1.97	2.29
Financial system	1.14%	1.70%	2.15%

Source: CMF

(1)	Past-due loans refer to loans 90 days or more past due, including installments that are overdue and the remaining amount of principal and interest.

c.	Additional Allowances

The following table sets forth the amount of additional allowances established (under Chilean GAAP) by the largest private Chilean banks as of the dates indicated, according to information published by the CMF under Chilean GAAP:

	Additional Allowances(1)
	As of December 31,
	2021		2022		2023
CHILEAN GAAP:
Banco de Chile	Ch$	540,252	Ch$	700,252	Ch$	700,252
Banco de Crédito e Inversiones		350,143		415,022		375,900
Banco Santander — Chile		258,000		293,000		293,000
Scotiabank Chile		185,761		164,249		169,869
Banco Itaú Chile		133,323		175,501		164,249
Financial System	Ch$	2,273,943	Ch$	2,802,674	Ch$	2,808,542

Source: CMF

(1)	Includes operations of subsidiaries abroad.

Capital Adequacy

a.	Capital and Reserves

The following table sets forth year-end balances of capital and reserves for the largest private banks in Chile as of December 31, 2021, 2022 and 2023 according to information published by the CMF under Chilean GAAP:

	Capital and Reserves(1)(2)
	As of December 31,
	2021		2022		2023
CHILEAN GAAP:
Banco de Crédito e Inversiones	Ch$	4,135,802	Ch$	4,200,903	Ch$	5,588,067
Banco de Chile		3,753,988		3,969,050		4,605,598
Banco Santander — Chile		2,862,744		3,567,665		4,024,787
Banco Itaú Chile		3,083,336		3,016,488		3,484,654
Scotiabank Chile	Ch$	2,376,634	Ch$	2,705,818	Ch$	3,150,584

Source: CMF

(1)	Capital and Reserves equals to total equity attributable to equity holders before provisions for minimum dividends and net income for the period.

(2)	Includes operations of subsidiaries abroad.

b.	Average Equity

The following table sets forth balances of average equity for the largest private banks in Chile as of the dates indicated, according to information published by the CMF under Chilean GAAP:

	Average Equity(1)(2)
	As of December 31,
	2021		2022		2023
CHILEAN GAAP:
Banco de Crédito e Inversiones	Ch$	4,130,622	Ch$	4,606,052	Ch$	4,908,204
Banco de Chile		3,940,115		4,479,043		4,731,452
Banco Santander — Chile		3,401,664		3,714,490		3,948,369
Banco Itaú Chile		2,481,405		3,247,714		3,381,494
Scotiabank Chile	Ch$	2,521,180	Ch$	2,716,331	Ch$	2,989,292

Source: CMF

(1)	Includes operations of subsidiaries abroad.

(2)	Average total equity attributable to equity holders for the year ended December 31, 2021, 2022 and 2023.

c.	Basel Ratio

The following table sets forth the BIS ratios of the largest private Chilean banks as of the dates indicated, according to information published by the CMF:

	BIS Ratios(1)
	Year Ended December 31,
	2021	2022	2023
CHILEAN GAAP:
Banco Santander — Chile	15.2%	17.8%	17.6%
Banco de Chile	17.2	17.9	17.4
Banco Itaú Chile	16.2	15.3	15.6
Scotiabank Chile	13.0	13.5	15.0
Banco de Crédito e Inversiones	13.5	13.0	14.4
Financial system	14.8%	15.6%	16.2%

Source: CMF

(1)	Total Capital or Regulatory Capital divided by Risk Weighted Assets (RWA). Figures for December 2021 consider the first application of Basel III by considering risk weighted assets for credit, market and operational risk.

d.	CET1 Ratio

The following table sets forth the CET1 ratios of the largest private Chilean banks as of the dates indicated, according to information published by the CMF under Chilean GAAP:

	CET1 Ratios(1)
	Year Ended December 31,
	2021	2022	2023
CHILEAN GAAP:
Banco de Chile	12.9%	13.6%	13.7%
Scotiabank Chile	10.1	10.3	11.2
Banco Santander — Chile	9.2	11.1	11.1
Banco de Crédito e Inversiones	10.0	9.4	11.1
Banco Itaú Chile	11.5	10.4	11.0
Financial system	10.6%	11.2%	11.9%

Source: CMF

(1)	CET1 Capital divided by Risk Weighted Assets (RWA). Figures since December 2021 consider the first application of Basel III by considering risk weighted assets for credit, market and operational risk.

Operating Revenue Generation

a.	Net Income attributable to equity holders

The following table sets forth the market shares in net income attributable to equity holders for private sector banks as of December 31, 2021, 2022 and 2023, according to information published by the CMF under Chilean GAAP:

	Net Income(1)(2)
	Year Ended December 31,
	2021	2022	2023
CHILEAN GAAP:
Banco de Chile	21.4%	26.1%	27.7%
Banco de Crédito e Inversiones	14.1	15.2	15.2
Banco Santander — Chile	20.9	15.0	11.1
Scotiabank Chile	11.5	9.0	9.1
Banco Itaú Chile	7.5	8.0	7.9
Total Market Share	75.4%	73.4%	70.9%

Source: CMF

(1)	Includes operations of subsidiaries abroad.

(2)	Net income attributable to equity holders.

b.	Operating Revenues

The following table sets forth the market shares in terms of operating revenues for private banks as of December 31, 2021, 2022 and 2023, on a consolidated basis, according to information published by the CMF under Chilean GAAP:

	Operating Revenues(1)
	Year Ended December 31,
	2021	2022	2023
CHILEAN GAAP:
Banco de Chile	16.9%	19.0%	18.2%
Banco de Crédito e Inversiones	16.4	16.5	15.3
Banco Santander — Chile	17.3	13.7	11.9
Scotiabank Chile	10.3	8.8	9.6
Banco Itaú Chile	10.0	8.8	9.1
Total Market Share	70.8%	66.8%	64.2%

Source: CMF

(1)	Includes operations of subsidiaries abroad.

c.	Fees and Commissions

The following table sets forth the market shares in terms of revenues coming from fees and commissions for private banks as of the dates indicated, on a consolidated basis, according to information published by the CMF under Chilean GAAP:

	Fees and Commissions(1)
	Year Ended December 31,
	2021	2022	2023
CHILEAN GAAP:
Banco de Chile	20.1%	21.5%	20.1%
Banco Santander — Chile	14.9	16.5	18.5
Banco de Crédito e Inversiones	15.2	14.8	12.6
Banco Itaú Chile	7.0	7.0	9.0
Scotiabank Chile	8.4	8.1	7.3
Total Market Share	65.7%	67.9%	67.5%

Source: CMF

(1)	Includes operations of subsidiaries abroad.

d.	Operating Margin

The following table sets forth the operating margins for private banks as of December 31, 2021, 2022 and 2023, on a consolidated basis, according to information published by the CMF under Chilean GAAP:

	Operating Margin(1)(2)
	Year Ended December 31,
	2021	2022	2023
CHILEAN GAAP:
Banco de Chile	5.4%	6.9%	6.4%
Banco Itaú Chile	4.8	4.4	4.5
Scotiabank Chile	4.6	4.2	4.4
Banco de Crédito e Inversiones	4.4	4.5	4.1
Banco Santander — Chile	5.3	4.5	3.7
Financial System average	5.0%	5.3%	5.1%

Source: CMF

(1)	Includes operations of subsidiaries abroad.

(2)	Operating income divided by average interest earning assets.

Profitability Ratios

a.	Return on Capital and Reserves (year-end balance)

The following table sets forth our return attributable to equity holders on capital and reserves and the returns attributable to equity holders on capital and reserves of our principal private sector competitors and the Chilean banking industry as a whole, in each case as of December 31, 2021, 2022 and 2023, according to information published by the CMF under Chilean GAAP:

	Return on Capital and Reserves(1)(2)
	Year Ended December 31,
	2021	2022	2023
CHILEAN GAAP:
Banco de Chile	21.1%	35.5%	27.0%
Scotiabank Chile	17.9	18.0	12.9
Banco Santander — Chile	27.1	22.7	12.3
Banco de Crédito e Inversiones	12.6	19.5	12.2
Banco Itaú Chile	9.0	14.4	10.2
Financial System average	16.9%	22.1%	15.7%

Source: CMF

(1)	Corresponds to net income attributable to equity holders divided by the year-end balance of Capital and Reserves attributable to equity holders.

(2)	Includes operations of subsidiaries abroad.

b.	Return on Average Equity (ROAE) Attributable to Equity Holders

The following table sets forth our return on average equity and the returns on average equity of our principal private sector competitors and the Chilean banking industry as a whole, in each case as of the dates indicated, according to information published by the CMF under Chilean GAAP:

	Return on Average Equity (1)(2)
	Year Ended December 31,
	2021	2022	2023
CHILEAN GAAP:
Banco de Chile	20.1%	31.5%	26.3%
Banco de Crédito e Inversiones	12.6	17.8	13.9
Scotiabank Chile	16.8	17.9	13.6
Banco Santander — Chile	22.8	21.8	12.6
Banco Itaú Chile	11.2	13.4	10.5
Financial System average	16.5%	21.0%	16.3%

Source: CMF

(1)	Corresponds to net income attributable to equity holders divided by the average balance of Total Equity attributable to equity holders.

(2)	Includes operations of subsidiaries abroad.

c.	Return on Average Assets (ROAA) Attributable to Equity Holders

The following table sets forth our return on average assets and the returns on average assets of our principal private sector competitors and the Chilean banking industry as a whole, in each case as of the dates indicated, according to information published by the CMF under Chilean GAAP:

	Return on Average Assets (1)(2)
	Year Ended December 31,
	2021	2022	2023
CHILEAN GAAP:
Banco de Chile	1.7%	2.7%	2.3%
Scotiabank Chile	1.1	1.1	0.9
Banco de Crédito e Inversiones	0.9	1.1	0.9
Banco Itaú Chile	0.8	1.1	0.9
Banco Santander — Chile	1.3	1.2	0.7
Financial System average	1.1%	1.4%	1.1%

Source: CMF

(1)	Corresponds to net income attributable to equity holders divided by the average balance of Total Assets.

(2)	Includes operations of subsidiaries abroad.

Operating Efficiency

a.	Operating Expenses

The following table sets forth the market shares in terms of operating expenses for private sector banks as of December 31, 2021, 2022 and 2023, on a consolidated basis, according to information published by the CMF under Chilean GAAP:

	Operating Expenses(1)
	As of December 31,
	2021	2022	2023
CHILEAN GAAP:
Scotiabank Chile	10.1%	9.0%	9.3%
Banco Itaú Chile	11.8	11.4	10.7
Banco Santander — Chile	15.1	14.5	12.7
Banco de Chile	14.7	15.0	15.6
Banco de Crédito e Inversiones	17.4	19.4	18.2
Total Market Share	69.1%	69.3%	66.5%

Source: CMF

(1)	Includes operations of subsidiaries abroad.

b.	Efficiency Ratio (Cost-to-income Ratio)

The following table sets forth the efficiency ratios of the largest private Chilean banks as of December 31, 2021, 2022 and 2023, according to information published by the CMF under Chilean GAAP:

	Efficiency Ratio(1)(2)
	As of December 31,
	2021	2022	2023
CHILEAN GAAP:
Banco de Chile	39.6%	31.9%	37.3%
Scotiabank Chile	44.6	41.8	42.1
Banco Santander — Chile	39.4	42.8	46.6
Banco Itaú Chile	53.5	52.1	51.1
Banco de Crédito e Inversiones	48.1	47.9	51.7
Financial System average	45.3%	40.6%	43.6%

Source: CMF

(1)	Operating expenses divided by operating revenues.

(2)	Includes operations of subsidiaries abroad.

REGULATION AND SUPERVISION

General

In Chile, only banks may maintain current accounts for their customers and, together with certain other specific non-banking financial institutions, may accept time deposits. The main authorities regulating financial institutions in Chile are the CMF and the Central Bank. Chilean banks are primarily subject to the General Banking Act and secondarily, to the extent not inconsistent with that law, the provisions of the Chilean Corporations Law governing publicly listed corporations, except for certain provisions that are expressly excluded. The Chilean banking regulatory system dates back to 1925, with the creation of the Chilean Central Bank, and has been characterized by periods of substantial regulation and government intervention, as well as periods of deregulation. In 2004, amendments to the General Banking Act granted additional powers to banks, including general underwriting powers for new issuances of certain debt and equity securities and the power to create subsidiaries to engage in banking supplementary activities, such as brokerage, investment advisory, mutual fund services, investment fund management, factoring, securitization products and financial leasing services. During the last years, several modifications to the General Banking Act were issued with the purpose of implementing the Basel III guidelines in Chile. For more information on recent modifications to the General Banking Act see “Item 4. Information on the Company—Regulation and Supervision—Modifications to the General Banking Act”.

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

The Central Bank

The Central Bank is an autonomous legal entity created under the framework of the Chilean Constitution. It is subject to its Ley Orgánica Constitucional (the “Organic Constitutional Law”) and the current Chilean Constitution. To the extent not inconsistent with its Organic Constitutional Law or the current Chilean Constitution, the Central Bank is also subject to general laws applicable to the private sector, but is not subject to the laws applicable to the public sector. The Central Bank is directed and administered by a board composed of five members appointed by the President of Chile, subject to Senate’s approval.

The legal purpose of the Central Bank is to maintain the stability of the Chilean peso, control inflation and the orderly functioning of Chile’s internal and external payment systems. The Central Bank’s powers include setting reserve requirements for banks, regulating the amount of money and credit in circulation, and establishing regulations and guidelines regarding financial companies, foreign exchange (including the Formal Exchange Market) and bank deposit-taking activities.

The Financial Market Commission (CMF)

In accordance with modifications introduced in January 2019 to the General Banking Act, the CMF took over the authority previously vested on the SBIF and replaced it as the Chilean banking regulator in June 2019. For more information on such replacement and further amendments introduced to the General Banking Act, see “Item 4. Information on the Company—Regulation and Supervision—Modifications to the General Banking Act”.

The CMF was established in January 2018, pursuant to Law No. 21,000 to replace the former Superintendencia de Valores y Seguros (“Superintendency of Securities and Insurance” or “SVS”) and the SBIF. Specifically, the CMF must regulate, oversee, sanction and ensure the correct operation, the stability and the development of the Chilean financial market by easing the participation of market agents while keeping public trust. In order to do so, the CMF must have an overall and systemic vision by protecting interests of investors and insured agents. The CMF also can impose sanctions on the supervised entities.

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

The CMF’s powers include the authority to require information of banking transactions of specific persons, even those subject to secrecy or confidentiality provisions; interception of all kinds of communications and requesting telecommunication companies any communication transmitted or received by them, and order other public agencies to provide background information, even when such information is confidential or classified. These measures, among others, are subject to control and prior authorization of the Santiago Court of Appeal.

The CMF currently oversees the Chilean Financial Market (comprised of publicly traded companies, banks and financial institutions, insurance companies, insurance brokers, mutual funds and investment funds). As mentioned, based on several modifications to the General Banking Act, the CMF assumed the supervision and regulation of banking activities by replacing and assuming the powers previously vested on the SBIF.

Regarding the specific powers of the CMF related to banking regulation, this entity authorizes the creation of new banks and has broad powers to interpret and enforce legal and regulatory requirements applicable to banks and financial institutions. Furthermore, in cases of noncompliance with its legal and regulatory requirements, the CMF is entitled to impose sanctions. In extreme cases, as defined in Article No. 117 of the General Banking Act, the CMF can appoint, with the prior approval of the board of directors of the Central Bank, a provisional administrator to manage a bank. It also has the mandate to approve any amendment to a bank’s bylaws or any increase in its capital.

The CMF examines all banks, usually at least once a year or more often if necessary under certain circumstances. Banks are required to submit unaudited financial statements to the CMF on a monthly basis and to publish their unaudited financial statements at least four times a year in a newspaper of national circulation. A bank’s financial statements as of December 31 of each year must be audited and submitted to the CMF together with the opinion of its independent auditors. Also, banks are required by the CMF to include in mid-year financial statements (as of June 30 of every fiscal year) an auditor’s review statement in accordance with Chilean GAAP. Likewise, banks are required to accompany their interim quarterly financial statements by a management commentary that pursues to provide a comprehensive assessment of the banks’ performance. In addition, banks are required to provide extensive information regarding their operations at various periodic intervals to the CMF by means of specialized reports associated with business-related risks, products, transactions, distribution channels, among others. In addition, since April 2023, Chilean banks are required to disclose substantial information related to capital and risk management on a quarterly basis, as defined in Pillar 3 guidelines of Basel III.

Any person wishing to acquire, directly or indirectly, 10% or more of the share capital of a bank must obtain prior approval from the CMF. Without such approval, the holder will not have the right to vote such shares. The CMF may only refuse to grant its approval based on specific grounds set forth in the General Banking Act.

According to Article 35 bis of the General Banking Act, the prior authorization of the CMF is required for each of the following:

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

Socofin S.A. and all of our subsidiaries operating under the brand name Banchile are also supervised by the CMF.

Some of the amendments to the General Banking Act introduced in January 2019 are regulations still in the process of being implemented by the CMF and/or the Central Bank. For more information on the timeframe for such implementation see “Item 4. Information on the Company—Regulation and Supervision—Modifications to the General Banking Act.”

Changes in Accounting Standards

On December 20, 2019, the CMF published Circular No. 2,243, which updates the instructions to the Compendium of Accounting Standards for Banks. The changes pursued to achieve greater convergence with IFRS, as well as an improvement in the quality of financial information, to contribute to the financial stability and transparency of the banking system. The new standards were to be applicable as of January 1, 2021, except for some specific cases. However, due to the COVID-19 pandemic, the CMF postponed the application for January 2022 with a transition date on January 1, 2021. On October 7, 2021, the CMF published some adjustments and updates to the Compendium of Accounting Standards, which became effective on January 1, 2022, and to the reporting system by which this information must be submitted to the CMF. Among other matters, this update included the accounting information required to prepare banks’ financial statements in consistency with Basel III guidelines. As of the date of this annual report, we are in full compliance with the guidelines established by the CMF through the new Compendium of Accounting Standards for Banks. In addition, we did not experience material impacts on our results of operations or financial condition due to the adoption of the new Compendium of Accounting Standards under Chilean GAAP. For more information on the changes applied to the Compendium of Accounting Standards for Banks see “Item 4. Information on the Company—Regulation and Supervision—The Financial Market Commission (CMF)” in the Form 20-F for the year ended December 31, 2021 filed with the SEC on April 29, 2022 and in the Form 20-F for the year ended December 31, 2022 filed with the SEC on April 28, 2023.

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

The General Banking Act contemplates a current deposit guarantee for time deposits such that the principal amount of time deposits would be 100% guaranteed by the Chilean Government with a limit of UF 200 per person (approximately Ch$7.4 million or U.S.$8,415 as of December 31, 2023) in a single bank and UF 400 per person (approximately Ch$14.7 million or U.S.$16,830 as of December 31, 2023) in the Chilean banking system as a whole.

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

As of December 31, 2023, we fully complied with these reserve requirements.

In accordance with the General Banking Act, if a Chilean bank or a foreign bank operating in Chile is defined to be a domestic-systemically important bank (“D-SIB”) by the regulator, it may be subject to one or a combination of additional restrictions, including but not limited to, more restrictive reserve requirements associated with the “technical reserve”. In this regard, the banking framework establishes that under certain conditions a systemically important bank may be required to hold assets in cash or highly liquid instruments for the amount by which the daily balance of deposits payable on demand, net of clearing, exceeds 1.5 times the amount of the bank’s Total Capital or Regulatory Capital, instead of 2.5 times as requested for any bank. On November 2, 2020, the CMF published the final regulation that establishes the methodology for determining systemically important banks in Chile under the Basel III framework. On March 31, 2021, the CMF announced that six local banks (including us) were designated as systemically important banks. Based on modifications to the Basel III phase-in period due to the COVID-19 pandemic, the systemic buffer and related measures, if any, commenced at zero in December 2021 and became effective in December 2022. Subsequently, on March 30, 2022, March 31, 2023 and April 1st, 2024, the CMF reaffirmed the designation of the same six banks as systemically important banks in Chile (including us). Nevertheless, as of the date of this annual report, no stricter reserve requirements have been set on us on the grounds of our designation of systemically-important bank. For more information on this regulation and, further, the implementation of the systemic buffer see “Item 4. Information on the Company—Regulation and Supervision—Modifications to the General Banking Act.” and “Item 4. Information on the Company—Regulation and Supervision—Capital Adequacy Regulations.”

Minimum Capital

Under Article No. 50 of the General Banking Act, a bank must have a minimum paid in capital and reserves of UF 800,000 (Ch$29,431 million or U.S.$30.7 million as of December 31, 2023). If the paid-in capital and reserves decrease below that amount, that bank will be compelled to cover that deficit in a timeframe no longer than one year, which could be extended by the CMF under certain circumstances. If not addressed, the CMF could revoke such a bank’s authorization to operate.

In accordance with Article No. 51 of the General Banking Act, a bank may begin its operations with 50% of the previously mentioned amount, with no specific timeframe for the establishment of the remaining amount. However, as long as the bank does not reach the amount of minimum capital, it would be required to hold further Common Equity Tier 1 capital for an amount representing 2.0% of its risk-weighted assets in addition to the 4.5% required for all banks plus any capital buffer defined by the regulation. This additional amount of Common Equity Tier 1 capital will be reduced to 1.0% as a percentage of its risk-weighted assets when the bank’s paid-in capital and reserves reach at least UF 600,000 (Ch$22,074 million or U.S.$25.2 million as of December 31, 2023).

As of December 31, 2023, Banco de Chile fully complied with such minimum capital requirements.

For more information of capital requirements for local banks see “Item 4. Information on the Company—Regulation and Supervision—Modifications to the General Banking Act.”

Modifications to the General Banking Act

The legal framework incorporated to the General Banking Act (Decreto con Fuerza de Ley No. 3) by Law No. 21,130 (Modernization of Banking Legislation) published on January 12, 2019, addressed the following four main topics on banking regulation and supervision:

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

According to the phase-in period set in the modifications, within the 18 months following the integration of the former SBIF into the CMF, specific regulation for the implementation of Basel III must be issued by the CMF. Since May 2019, the CMF began the publication for comment in respect of their rulemaking on a diverse and wide array of topics associated with Basel III. By December 2021, all the final rules had been issued by the CMF. The rules already in place are part of the Recopilación Actualizada de Normas (RAN) Compendium of the CMF and relate to:

a.	The guidelines for calculation and composition of Total Capital or Regulatory Capital for banks (RAN 21-1), are as follows:

1.	CET1 Capital: is composed of (i) paid-in capital related to common shares, (ii) stock surplus (share premium) resulting from the issuance of instruments included in CET1, (iii) reserves whether they come from net income, depreciation or expiration of perpetual bonds or not, (iv) accumulated other comprehensive income related to financial instruments measured at fair-value, (v) retained earnings or losses, net of provisions for minimum dividends, appreciation of perpetual bonds or interests/dividends paid on financial instruments issued for capital adequacy purposes, and (vi) minority interest. The CET1, however, is subject to a set of adjustments that include: (i) minority interest, (ii) goodwill and intangible assets, (iii) deferred tax assets (not related to temporary differences), (iv) accumulated other comprehensive income related to cash flow hedge accounting derivatives, (v) insufficiency of credit risk allowances when using internal methodologies for risk weighted assets, (vi) earnings from the sale of securitized assets, (vii) accumulated gains or losses from changes in own issuer risk related to financial liabilities measured at fair value (such as debit value adjustment for derivatives), (viii) assets related to pension plans for staff, (ix) investments in own assets, (x) significant and not significant investments, and (xi) threshold adjustments in line with Basel III. CET1 Capital that (for compliance with minimum levels) must equal to at least 4.5% of risk-weighted assets;

2.	AT1 Capital: is comprised of perpetual bonds and preferred stocks that (for compliance with minimum levels) must be equal to at least 1.5% of risk-weighted assets, once the CET1 minimum requirements have been fulfilled. Instruments issued by banks’ subsidiaries are not taken into consideration for these purposes;

3.	Tier 1 Capital or T1: is the sum of CET1 and AT1;

4.	Tier 2 Capital: is comprised of (i) subordinated bonds of up to 50% of CET1 Capital, excluding subordinated bonds issued by banks’ subsidiaries, and (ii) voluntary provisions of up to 1.25% of credit risk-weighted assets if computed by standardized methodology or 0.625% if computed through internal methodologies (if approved by the CMF). Tier 2 capital may represent (for compliance of minimum levels) up to 2.0% of risk-weighted assets, once fulfilled the Tier 1 Capital minimum requirements; and

5.	Total Capital or Regulatory Capital: is the sum of Tier 1 Capital and Tier 2 Capital.

b.	Conditions to be fulfilled for the issuance of financial instruments representing AT1 Capital (RAN 21-2), while permitting a temporary substitution of AT1 Capital with T2 Capital of up to 1.5% of risk weighted assets starting December 1, 2020, decreasing by 0.5% per year until reaching zero in December 1, 2023;

c.	Conditions to be fulfilled for the issuance of financial instruments representing Tier 2 capital (RAN 21-3), to be computed as part of Total Capital or Regulatory Capital;

d.	A comprehensive framework for determination of credit risk-weighted assets for banks under both a standardized methodology and internal models (RAN 21-6). The framework permits the application for internal models (Foundation Internal Ratings Based Approach), which —if approved by the CMF— will be subject to an output floor of 72.5% of the credit-risk weighted assets under the standardized methodology;

e.	A standardized framework for determining market risk-weighted assets for the trading book (RAN 21-7). The framework does not consider internal models or fundamental review of the trading book, which would be analyzed by the CMF in the future;

f.	A standardized methodology for determining operational risk-weighted assets of banks (RAN 21-8), with no chance to apply internal models;

g.	Additional requirements of CET1 capital for banks (RAN 21-12), including both the conservation buffer equivalent to 2.5% of risk-weighted assets and the countercyclical buffer of up to 2.5% of risk-weighted assets. The conservation buffer commenced on December 1, 2021 at 0.625% and will increase at a 25% annual rate of the total amount until reaching 2.5% in December 1, 2024. The Central Bank is responsible for activating or deactivating the countercyclical buffer, which afterwards must be monitored by the CMF. When imposed, banks will have a timeframe of at least six months to comply with the additional requirement associated with the countercyclical buffer;

h.	A methodology for determining systemically important banks or groups of banks (RAN 21-11), including a relationship between the qualifications obtained by means of the methodology and the corresponding capital requirement. This capital requirement could range from 1.0% to 3.5% of risk-weighted assets and it should be met with CET1, while imposed by the CMF in agreement with the Central Bank. On November 2, 2023, the CMF publish for public comment a proposal of changes to the regulation associated with the determination of systemic buffers for local banks. The final ruling was published on February 12, 2024, and translated into further information request from banks in order to better assess the consistency of the information provided by them while also reducing the starting point for considering a bank as a systemic one by reducing the floor of Level I bank from 10.0% to 7.5% of weighted average market share. However, the remaining levels II, III, and IV maintained the ranges of weighted average market shares of 13.0%-18.0%, 18.0%-20.0% and over 20.0%, respectively. The characteristic of systemically important bank could also translate into add-ons to the leverage ratio requirement and other restrictions, such as an increase in reserve requirements (from the excess of demand deposit balances over 2.5 times the Total Capital or Regulatory Capital to 1.5 times the Total Capital or Regulatory Capital) and a decrease in the portion of interbank loans that a systemically important bank can have (from 30% to 20%), among others;

i.	A framework for the calculation of leverage ratio (RAN 21-30), which considers a minimum level of 3.0% on total risk assets, although add-ons could be imposed by the CMF to systemically important banks for an amount of up to 50% of the systemic buffer imposed for CET1, T1 and Total Capital or Regulatory Capital indicators;

j.	The Pillar 2 framework (RAN 21-13 and amendments to the current RAN 1-13) for the regulatory review process, which establishes a set of requirements associated with the infrastructure, processes and governance that banks should comply with in order to ensure proper capital and risk management protocols. Pillar 2 includes other-than-Pillar-1 risks to be addressed by banks, such as interest rate risk of the banking book (“IRRBB”), concentration risk, strategic risk and reputational risk, among others, that the bank considers to be relevant. Also, Pillar 2 incorporates the obligation for banks to carry out stress tests for relevant risk while incorporating their results for capital management purposes. Under Pillar 2, a bank will be subject to closer supervision as long as it is defined as an “atypical” bank, i.e., if its long-term IRRBB exceeds 15% of the Tier 1 capital. Also, Pillar 2 empowers the CMF to impose additional capital requirements of up to 4.0% of risk-weighted assets if it believes that a bank presents signs of a weak risk management approach or insufficient risk coverage under either business-as-usual or stress scenarios. New regulatory reports associated with Pillar 2 matters, such as IRRBB and credit risk concentration began to be submitted to the CMF commencing in November 2022; and

k.	Pillar 3 disclosure requirements related to information to be disclosed by banks in relation to their risk and capital management, which will be filed on a quarterly basis, in conjunction with financial statements, or separately. In the case of Pillar 3 disclosures, they commenced to be in force in April 2023 with a portion of the required quantitative disclosures associated with the three-month period ended March 31, 2023. Remaining disclosures were published in July 2023, October 2023 and February 2024 (annual report). Although not associated with Pillar 3, the CMF has also reinforced its current information system, defining new reports on Basel III metrics, most of them commencing July 2021.

l.	Limits to significant exposures (Article N°84 of General Banking Act) through RAN 12-16 modified in November 2021.

●	Changes to the governance of the banking regulator. According to these modifications and timeframe for implementation, the SBIF ceased its operations and all of its powers, authority and personnel were transferred to the CMF. The CMF oversees the local banking business. This means that the local supervision model changed from a specific regulator to an integrated supervision model where the regulator’s oversight extends to the financial market, including the securities market, insurance companies and brokers and the banking industry. For further information on the description of this new banking regulator, see “Item 4. Information on the Company—Regulation and Supervision—The Financial Market Commission.”

●	Establishment of a new banking resolution regime for the Chilean banks in the case of insolvency. The new banking framework outlines specific actions to be taken under scenarios of insolvency or signs of financial distress. In this regard, the General Banking Act, as modified, establishes the possibility of undertaking an early regularization plan in case of signs of financial weakness, capitalization in the form of loans to be granted by other banks or forced liquidation in case of insolvency. For each scenario, the appointment of a delegated inspector, a provisional administrator or a liquidator, among other elements, are introduced. For further information on the description of this new regime, see “Item 4. Information on the Company—Regulation and Supervision— Provisions on Banking Institutions with Economic Difficulties.”

●	The modifications to the General Banking Act also address other matters such as increased deposit insurance for time deposits, stricter requirements for members of banks’ boards of directors, changes in relation to confidential information of bank customers, among others. With regards to confidentiality of customers, certain conditions of access to information subject to banking secrecy are required, upon special request of the Financial Analysis Unit (responsible for watching anti-money laundering activities) in the case of an investigation or prosecution.

For further information, see “Item 3. Key Information—Risk Factors—Risks Relating to our Operations and the Chilean Banking Industry—Stricter banking regulations and changes in law may constrain our operations and thereby adversely affect our financial condition and results of operations.”

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

●	According to the Article No. 66 of the General Banking Act, each bank should comply with the following capital requirements as a percentage of its risk-weighted assets, net of required allowances:

o	Common Equity Tier 1 Capital (CET1) above 4.5% of risk-weighted assets;

o	Tier 1 Capital = CET1 Capital + Additional Tier 1 Capital (AT1) above 6.0% of risk-weighted assets;

o	Tier 1 + Tier 2 above 8.0% of risk-weighted assets;

●	Conservation Buffer of 2.5% of risk-weighted assets, as defined in Article No. 66 bis of the General Banking Act, to be fulfilled in a four-year period starting December 1, 2021 at 0.625% and increasing by the same amount on a yearly basis;

●	Countercyclical Buffer of up to 2.5% of risk-weighted assets, as defined in Article No. 66 ter of the General Banking Act, to the extent applicable; to be fulfilled in a six-month timeframe;

●	Domestic-Systemically Important Banks (D-SIB) Buffer in the range of 1.0% to 3.5% of risk-weighted assets, as defined in Article No. 66 quáter of the General Banking Act, to be fulfilled at 25% rate every year starting December 1, 2021, to the extent applicable (nevertheless, given the COVID-19 contingency, the starting date was postponed to December 1, 2022); and

●	Pillar 2 Buffer of up to 4.0% of risk-weighted assets, as defined in Article No. 66 quinquies of the General Banking Act, to the extent applicable, to be fulfilled in a six-month timeframe.

Banks should also comply with a leverage ratio, meaning CET1 Capital of at least 3% of their total risk assets, net of required allowances. If a bank is defined as a domestic-systemically important bank, the threshold for the leverage ratio could be subject to further requirement of up to 50% of the systemic buffer imposed over risk-weighted assets but over total risk assets.

These thresholds, with exception of Pillar 2, will be required to be fulfilled with CET1 capital. However, the Pillar 2 charge, if any, could be met with CET1 capital, AT1 capital (perpetual bonds or preferred stocks) or Tier 2 Capital (subordinated bonds or disclosed reserves) according to the bank’s actual capital structure or as requested by the CMF. The adoption of these regulatory thresholds was initially to be phased-in during a four-year period starting December 1, 2020. However, as a result of the COVID-19 pandemic, the phase-in period was postponed twelve months, starting December 1, 2021.

Furthermore, in accordance with the modifications to the General Banking Act, the authorization and/or report from the Central Bank will be necessary for the implementation of several Basel III capital adequacy guidelines set forth in these modifications, such as the systemic buffer and the countercyclical buffer, which will rely on a methodology defined by the Central Bank while its activation will be in agreement with the CMF. On the other hand, Pillar 2 buffers or charges, if any, will be defined exclusively by the CMF with agreement of the council.

For more information on the composition of capital tiers and guidelines associated with calculation of risk-weighted assets and buffers, see “Item 4. Information on the Company—Regulation and Supervision—Modifications to the General Banking Act.”

In accordance with Article No. 35 bis of the General Banking Act, under the former capital regulation, some banks could have been required to fulfill stricter thresholds in terms of capital adequacy. This was the case for us, as we were subject to a Total Capital or Regulatory Capital (or Total Capital) ratio of at least 10% on risk-weighted assets, 2% over the 8% required for any bank. With the transition to Basel III, this buffer was removed (through Circular N°2328) and replaced by the systemic buffer, which domestic-systemically important banks could be subject to. On March 30, 2022, the CMF announced the systemic buffers for the six previously-determined systemically important banks. Based on the methodology established by the CMF for this purpose, the Chilean regulator has imposed a systemic buffer equivalent to 1.25% on us, commencing December 1, 2022 and which will continue to be gradually introduced over a four-year period at an annual and cumulative rate of 25% every year, completing the 1.25% (if maintained unchanged) on December 1, 2025. On March 31, 2023, the CMF announced the systemic buffers that must be complied with by D-SIB banks, based on market data for the year ended December 31, 2022. The CMF reaffirmed the systemic buffer on us at the level of 1.25%, which is due to be completed on December 1, 2025. On April 1st, 2024 the CMF informed the systemic buffers for D-SIB banks and reaffirmed the buffer on us at 1.25%, to be fulfilled on December 1, 2025. Accordingly, as of December 31, 2023 and as of the date of this annual report, we continued to be subject to a phased-in systemic buffer of 0.625% until November 30, 2024, which will increase to 0.9375% on December 1, 2024 and to 1.25% on December 1, 2025.

In addition, on May 23, 2023, the Chilean Central Bank activated a countercyclical buffer for the local banking system amounting to 0.5% of the banks’ risk weighted assets, starting in May 2024. According to the Central Bank’s Board, the countercyclical buffer was set as a prudential measure in view of the increased uncertainty regarding the likelihood of a severe external shock. Although the probability of this kind of shock is low, its occurrence could have a significant negative effect on the economy, in which case the countercyclical buffer would be released in order to mitigate the second-round effects on lending for individuals and companies.

On January 13, 2024, we received communication from the CMF stating that, based on the overhaul of our Internal Capital Adequacy Assessment Process for the year ended December 31, 2022, a Pillar 2 capital requirement equivalent to 0.5% of our risk weighted assets was imposed on us. This capital requirement must be fulfilled in a four-year period starting June 30, 2024 at an annual rate of 25% and will be reevaluated in the context of each Internal Capital Adequacy Assessment Process in the future. As defined by the CMF, this capital requirement may be fulfilled with at least a 56.3% of CET1 Capital while the remaining amount may be fulfilled with AT1 Capital and Tier 2 Capital.

As of December 31, 2023 and as of the date of this annual report, Banco de Chile is in full compliance with all capital adequacy requirements. For further information on the types and levels of capital CET1, Tier 1, Tier 2 and Total Capital we hold, our capital ratios and compliance, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Adequacy Requirements.”

Market Risk Regulations

Classification of Financial Instruments

In June 2006, the banking regulator introduced new regulations in relation to: (i) the valuation process of debt instruments and (ii) the measurement and reporting of counterparty credit risk generated by derivative transactions. Prior to June 2006, the banking regulator allowed banks to classify debt instruments for accounting and business purposes as either “Trading” or “Held-to-Maturity” only. Starting in June 2006, a new alternative classification was added (“Available-for-Sale”). However, given the new Compendium of Accounting Standards for Banks, in effect since January 1, 2022, the former Available-for-Sale classification became the new line-item known as Financial Assets measured at Fair Value through Other Comprehensive Income (“FVTOCI”), although principles are the same as those for the former Available-for-Sale category. Likewise, former “Held-to-Maturity” classification became the new line-item known as Financial Assets measured at “Amortized Cost”. In both cases, the change was aligned with IFRS as issued by the IASB.

Market Risk-Weighted Assets

As part of the new regulations associated with the implementation of Basel III, the standardized model for measuring the price risk of the trading book was modified by the CMF and began to be reported by banks for market risk and capital management purposes beginning in July 2021 through report R07 while being utilized to measure risk-weighted assets for market risk starting December 1, 2021. The new guidelines, as appearing in RAN 21-7, introduced more definitions to precisely distinguish the trading and the banking book while the new standardized model incorporated certain methodological changes and revised treatments while adding further trading exposures when compared to the former model used since 2005. Thus, the new standardized model continues to determine general interest rate risk, foreign exchange or FX risk (taken in both their trading and banking books) and option risk, to the extent applicable, while adding specific interest rate risk for the fixed-income portfolio (issuer risk), commodity risk and stock market risk (including stocks, indices and funds). The outcome of the application of the new standardized model delivers the Market Risk Exposure (EMR), which is multiplied by 12.5 to compute the market risk-weighted assets that are part of the total risk-weighted assets over which Chilean banks are required to maintain minimum amounts of CET1, Tier 1 Capital, and Total Capital as defined in “Item 4. Information on the Company—Regulation and Supervision—Capital Adequacy Requirements.”

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

As of December 31, 2023, we had the following exposure to market risk and market risk-weighted assets in our trading book:

		As of December 31, 2023
		In Millions of Ch$
Market Risk Exposure (MRE)	Ch$	135,465
Market Risk-Weighted Assets (MRE x 12.5)	Ch$	1,693,317

Interest Rate Risk of the Banking Book (IRRBB)

Prior to December 2023, the interest rate risk of the banking book was measured against a self-imposed (internal) limit equal to 25% of the 12-month rolling net interest income in the case of short-term (12 months) interest rate risk of the banking book and 35% of the Total Capital or Regulatory Capital in the case of the long-term (until full maturity) interest rate risk of the banking book. For those purposes, the CMF provided a standardized methodology to measure the interest rate risk of the banking book on and individual basis, although some behavioral models were allowed in order to address some business topics.

Aligned with the implementation of the Basel III, the CMF proposed a revised standardized methodology for measuring the IRRBB, which is contained in the RAN 21-13 as part of the Pillar 2 guidelines. In November 2022, the new standardized model began to be reported to the CMF through report R13, in conjunction with the report under the previous methodology until December 2023, on both an individual and a consolidated basis. Under the new methodological framework, as of the date of this annual report, the interest rate risk of the banking book is measured against a self-imposed (internal) limit, on an individual and consolidated basis, equal to 22% of the 12-month rolling net interest income in the case of short-term (12 months) interest rate risk (∆NII) of the banking book and 22% of the Total Capital or Regulatory Capital in the case of the long-term (until full maturity) interest rate risk (∆EVE) of the banking book.

As of December 31, 2023, we had the following exposure to the IRRBB:

	As of December 31, 2023
	In Millions of Ch$ and %
Short-Term Interest Rate Risk (∆NII)	Ch$	155,088
Inflation-Indexation Risk		161,182
Long-Term Interest Rate Risk (∆EVE)	Ch$	933,246
Long-term Interest Rate Risk / Tier 1 Capital		18.0%

Based on the outcome of the long-term interest rate risk of the banking book (∆EVE), the CMF determines whether a bank is “atypical”, if this measure exceeds 15% of the Tier 1 Capital. If atypical, a bank could be subject to further and closer supervision. Likewise, if the CMF determines that an atypical bank presents evident deficiencies in risk or capital management or capital adequacy weaknesses in view of its risk exposures, the bank could be subject to additional capital requirements as defined in RAN 21-13.

On December 12, 2023, the CMF publish for public comment a proposal of modifications to RAN 21-13 that, among other topics, addresses the possibility of setting stricter requirements for atypical banks based on the measurement of the interest rate risk in the banking book. For further information, see “Item 3. Key Information—Risk Factors—Risks Relating to our Operations and the Chilean Banking Industry—Stricter banking regulations and changes in law may constrain our operations and thereby adversely affect our financial condition and results of operations.” As of the date of this annual report, the CMF has not published the final regulations on this matter yet.

Counterparty Credit Risk for Derivative Positions

Abstractly speaking, the counterparty credit risk for derivative transactions, for regulatory purposes, must be measured and reported as:

Derivatives Counterparty Credit risk	=	Current Mark-to-Market (if positive)	+	Credit Risk Factor (%)	*	Notional Amount

The Current Mark-to-Market (“CMTM”) of the transaction, if positive, reflects the amount of money owed by the counterparty to us at a specific date, e.g., the amount the counterparty would pay us if the transaction were unwound as of that date. As we are interested in measuring the maximum amount of money that the customer would owe us within the life of the transaction, the maximum potential future value of the transaction is added to the CMTM. This potential value is measured as the Credit Risk Factor multiplied by the Notional Amount involved in the transaction. Hence, the Credit Risk Factor reflects the potential value that the transaction may hold for us (under some confidence level) within its remaining tenor. The regulator determines the Credit Risk Factor depending on the market factors involved in the respective transactions and the remaining tenor by considering three categories (interest rates, FX rates, and equity prices). In addition, banks usually develop their own Credit Risk Factors models to assess credit risk not only under regulatory guidelines. Netting and credit mitigation schemes, such as recouping, early termination, margins, etc., have been allowed by regulators so that banks can better manage their credit risk while including them (netting in particular) to measure credit risk for regulatory purposes.

For derivative contracts cleared and settled through a Central Counterparty Entity (CCP), the regulatory framework establishes a risk-weighting of 2% over the amount of Derivatives Credit Risk for calculation of credit risk-weighted assets. Also, due to its original interbank nature, exposures to CCPs are subject to a credit concentration limit of 30% of the Total Capital or Regulatory Capital, as defined above.

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

In March 2016, the Chilean regulator began to require C47 and C48 reports for informational purposes only (no limits were required at that point). The C47 report focuses on liabilities analysis from the concentration, maturity and renewal perspectives. On the other hand, the C48 report was set to inform LCR and NSFR, aligned with the Basel framework for these purposes. Also, on May 4, 2018, the Central Bank published for comment an amendment to Chapter III.B.2.1 of Compendio de Normas Financieras (the Compendium of Financial Norms) by which this regulator outlines the main guidelines for banks to follow in order to measure and control their liquidity position. This amendment was primarily focused on establishing a minimum requirement for the LCR, considering a phase-in period of five years, starting at 60% in 2019 and reaching the final limit of 100% in 2023 (with annual increases of 10% between 2019 and 2023).

Aligned with this new framework, on October 2, 2018, amendments to Chapter 12-20 of Recopilación Actualizada de Normas (which addresses the management and measurement of banks’ liquidity position) were published by the CMF for comment while establishing a new report on liquidity matters (C49) intended to refine the measurement of the LCR and the NFSR as defined by the former C48 report. Overall, the new framework: (i) introduced adjustments to the formulae used to compute high-quality-liquid-assets for the LCR, (ii) clarified the treatment of derivatives on the measurement of a bank’s liquidity position, (iii) widened the extent of some liability concentration metrics and (iv) specified that only accrued interest, rather than total interest, must be considered for the NSFR calculation, among other topics. On December 28, 2018, through circular No. 3,644 the regulator established April 4, 2019 as the date that Chilean banks must start the submission of C49 report, which was expected to replace the former C48 report, and comply with the LCR limit of 60% determined by the Central Bank.

On March 8, 2022, the Chilean Central Bank published the final rule, previously shared for public comment, associated with the changes proposed for Chapter III.B.2.1 of the Compendium of Financial Norms, which adopted, among others, the following relevant changes: (i) the removal of regulatory limit for 30-day and 90-day cash flows mismatches in local currency as measured by C46 index while maintaining the limit for 30-day cash flows mismatches in foreign currency as measured by the C46 index, (ii) the anticipation of the increase of the LCR limit to 90% for the period between January and June 2022 and to 100% from June 2022 onwards, (iii) the incorporation of a regulatory limit for NSFR starting in 60% in June 2022 and increasing 10% in January 2023 to 70% and subsequently 10% per year until reaching 100% in January 2026, (iv) the introduction of specifications on the treatment of securities pledged as “technical reserve” in order to take them into account as high quality liquid assets and (v) confirmation on the submission of the ILAAP starting April 2023, among other topics. Following this change, on June 6, 2022, the CMF introduced modifications to RAN 12-20 through Circular No. 2,314 in order to adopt the changes proposed by the Central Bank on liquidity management matters as mentioned above. Likewise, the CMF suppressed the following liquidity reporting requirements commencing on June 1, 2022: (i) the C46 index report for contractual cashflows, and (ii) the C48 report (LCR / NSFR) was discontinued and officially replaced by the C49 report as formerly expected.

Therefore, as of the date of this annual report, we are subject to the following liquidity regulatory limits:

●	For C46 index, mismatches between modeled cash inflows and cash outflows over 30-day period in foreign currency must not exceed one time the amount of Common Equity Tier 1 Capital).

●	For C49 report, the LCR must exceed the regulatory limit of 100%.

●	For C49 report, the NSFR must exceed the regulatory limit of 80%, which will increase 10% per year until reaching 100% in January 2026.

In addition, on April 28, 2023, we submitted the first ILAAP report to the CMF and, as of the date of this annual report, no further liquidity requirements have been imposed on us as a result of the CMF’s analysis of our ILAAP report.

As of December 31, 2023, the Bank fully complied with all minimum liquidity requirements.

Lending Limits

Under the General Banking Act, Chilean banks are subject to certain lending limits, including the following material limits:

●	A bank may not extend to any entity or individual, directly or indirectly, unsecured credit in an amount that exceeds 10% of the bank’s Total Capital or Regulatory Capital, or in an amount of up to 30% of its Total Capital or Regulatory Capital if the excess over 10% is secured by certain assets with a value equal to or higher than such excess.

●	In the case of loans associated with financing for infrastructure projects built through the concession mechanism, the 10% ceiling for unsecured credits is raised to 15% of the bank’s Total Capital or Regulatory Capital if secured by a pledge over the concession, or if granted by two or more banks or financial companies which have executed a credit agreement with the builder or holder of the concession.

●	A bank may not extend loans in an aggregate amount exceeding 30% of its Total Capital or Regulatory Capital to a group of persons or entities belonging to the same holding group (grupo empresarial) as defined in the Securities Market Law.

●	A bank may not extend loans to another financial institution subject to the General Banking Act in an aggregate amount exceeding 30% of its Total Capital or Regulatory Capital.

●	A bank may not extend to any individual or entity that is, directly or indirectly, related to the ownership or management of the bank, credit under more favorable terms with respect to repayment conditions, interest rates or collateral than those granted to third parties in similar transactions. The aggregate amount of such credits granted to related persons may not exceed 5% of the bank’s Total Capital or Regulatory Capital. The 5% unsecured ceiling is raised to 25% of the bank’s Total Capital or Regulatory Capital if the excess over 5% is secured by certain assets with a value equal to or higher than such excess. In any case, the aggregate amount of these credits granted by the bank may not exceed the bank’s Total Capital or Regulatory Capital.

●	A bank may not directly or indirectly grant a loan, the purpose of which is to allow an individual or entity to acquire shares of the lender bank.

●	A bank may not lend, directly or indirectly, to a director or any other person who has the power to act on behalf of the bank.

●	A bank may not grant loans to related parties (including holders of more than 1% of its shares or 5% of its shares if these are actively traded stocks) on more favorable terms than those generally offered to non-related parties. Loans granted to related parties are subject to the limitations above. The aggregate amount of loans to related parties may not exceed a bank’s Total Capital or Regulatory Capital.

As of December 31, 2023, the Bank fully complied with the lending limits established by the General Banking Act.

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

With respect to a bank’s management rating, level A banks are those that are not rated as level B or C. Level B banks display some weakness in corporate governance, internal controls, IT security, information systems for decision making, timely follow-up of risks private risk rating or ability to manage contingency scenarios. Level C banks display significant deficiencies in the abovementioned matters.

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

Requirements for Obligations Denominated in Foreign Currencies

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

On January 30, 2023, the CMF published a white paper “Guidelines for a new banking resolution framework and deposit insurance in Chile” for public comment until July 31, 2023. As of the date of this annual report, no final regulation has been issued on this matter. For further information, see “Item 3. Key Information—Risk Factors—Risks Relating to our Operations and the Chilean Banking Industry—Stricter banking regulations and changes in law may constrain our operations and thereby adversely affect our financial condition and results of operations.”

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

In addition, through RAN 21-20 associated with the Pillar 3 requirements of Basel III, the CMF establishes that local banks must have an internal policy pursuing to verify the information to be disclosed to the market. Through this policy, banks should guarantee that Pillar 3 information to be disclosed has at least been subject to the same degree of internal review and the same internal control process than financial information. As such, the board of directors and the senior management are responsible for establishing and maintaining an effective internal control structure for information to be disclosed by the bank while also ensuring and certifying that the information has been reviewed in accordance with the guidelines defined by the CMF and prepared under the internal control processes approved by the board.

In this regard, our board of directors approved a corporate Financial Information Disclosure Policy that covers requirements of the RAN 21-20, best market practices and other reporting requirements related to financial information. This policy defines the general guidelines and criteria to be followed by us in the disclosure of financial information, as well as the mechanisms for verifying the consistency and integrity of such information, responsibilities of the main participants in such process to ensure the quality and integrity of the information disclosed to the market, to minimize risks of incompleteness, inaccuracy or inadequacy of the information.

Prevention of Money Laundering, the Financing of Terrorism and Non-Proliferation of Weapons of Mass Destruction

Law No. 19,913, enacted in 2003, created the Financial Analysis Unit and established specific regulation regarding money laundering. The CMF issues further regulations governing the requirements applicable to banks with respect to prevention of money laundering, terrorism financing and non-proliferation of weapons of mass destruction. The regulations, as amended, are aimed at incorporating international AML and terrorism financing laws to the Chilean banking industry. Pursuant to these regulations, the CMF requires that banks implement an Anti-Money Laundering and Terrorism Financing system based mainly on the “know your customer” and source of wealth concepts. Moreover, these policies and procedures must be approved by the board of directors of each bank and must consider the volume and complexity of its operations and other related parties.

Based on these requirements, a Customer Identification Program (as part of the Anti-Money Laundering and Terrorism Financing system) is needed to enable a bank to establish the reasonable belief that it knows the true identity of its customers. In general, the program includes controls and procedures to:

●	properly identifying customers, including their background (in particular their Ultimate Beneficial Owner statement), source and amount of funds, country of origin and other risk factors;

●	identifying and monitoring what the CMF has defined as politically exposed persons (“PEPs”) both within Chile and abroad; and

●	ensuring a safe and suitable account opening process, with different documentation requirements needed for different types of accounts and products.

The anti-laundering, terrorism financing and non-proliferation of weapons of mass destruction system required by local regulations must also include the following components:

●	AML policies and procedures aimed at preventing a bank from being used as an intermediary to carry out money laundering operations;

●	appointment of a compliance officer on a senior management level who is responsible for coordinating and monitoring day-to-day AML compliance;

●	establishment of an AML Committee for the purposes of planning and coordinating compliance with AML policies and procedures;

●	use of software tools to detect, monitor and report unusual operations related to transactions made by customers on different products;

●	implementation of personnel selection policies and a training program, in order to prevent money laundering;

●	establishment of a Code of Conduct in order to, among other things, guide employee behavior and prevent possible conflicts of interest; and

●	independent testing by the compliance department, which must be reviewed by a bank’s internal audit department.

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

Prevention, Detection and Prosecution of Corruption.

Law No. 21,121, which came into force on November 20, 2018, amends the Criminal Code for the Prevention, Detection and Prosecution of Corruption, and Law No. 20,393 on Criminal Liability of  Legal Entities, addresses business-to-business bribery and discretion abuse, increasing prison time and pecuniary penalties and criminalizing corruption and unfair administration affecting private individuals and companies, among other matters. For the first time, our legislation criminalizes the behavior of private businesses with the aim of regulating transparency between them, without the need for a public official to participate in the crime, and with a very wide range of alternatives that could configure the crime. Particularly, with respect to the crime of unfair administration, this law incorporates a penalty for anyone who, being responsible for the management of third party assets, commits abusive acts or omissions that damage the owner of those assets.

Economic Crimes Law

On August 17, 2023, law No. 21,595, also known as “Economic Crimes Law” was enacted. The main intention of this law is to improve the criminal regulations related to “white collar crimes” and the penalties that are applicable to them. This law also created new environmental crimes, and systematized exiting crimes while regulating penalties and legal actions applicable to the persons responsible for these crimes, among other changes.

The main aspects addressed by this law are: (i) the creation of four categories of economic crimes, including already existing criminal offences and new types of crimes, (ii) the application of custodial or restrictive penalties fines, disqualifications and prohibitions, in accordance with the provisions set in the law, (iii) the establishment of a special regime of mitigating and aggravating circumstances for the determination of penalties, (iv) the possibility of substituting sentences, by remission and partial reclusion either at home or at special institutions, excluding parole, (v) the confiscation of profits regardless of conviction (in certain cases), (vi) the determination that profits obtained include benefits and earnings, regardless of their nature, and (vii) the introduction of a series of amendments to the Criminal Code, the Code of Criminal Procedure, Chilean Corporation law and other legal bodies that establish economic crimes, with the aim of improving and complementing those regulations in relation to several aspects of economic crimes.

The categories of economic crimes included in this law may be summarized, as follows:

●	First category: are those related to banking and stock market activities, which will be considered economic crimes in all circumstances,

●	Second category: are those considered to be “economic crimes” when committed by individuals in the exercise of their function or position within a company or when they are committed for the benefit of the company,

●	Third category: are those considered to be “economic crimes” when committed by a civil servant, to the extent someone, in the exercise of its function or position in a company, was involved in the offence or for the benefit of the company, and

●	Fourth category: are those considered to be “economic crimes” when associated with money laundering and receiving stolen goods.

In addition to the creation of the “economic crimes”, this law amended the regime of criminal liability of legal entities (Law No. 20,393) mainly by: (i) extending the catalog of crimes attributable to legal entities (around 200 types); and (ii) creating new classes of criminally responsible legal entities (universities, political parties, among others).

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

Law No. 21,081 enacted in 2019 strengthens consumer protection, granting new powers to SERNAC in matters of oversight. Likewise, fines are increased and the authority of SERNAC is reinforced in the scope of collective actions and collective voluntary procedures. Among other matters that affect banks as financial services providers are:

●	SERNAC inspectors shall be empowered to request the assistance of public force to be granted by local courts, in the event that the provider does not provide access to its facilities to SERNAC.

●	SERNAC is granted authority to initiate collective voluntary procedures.

●	Fines for adhesion contract infringement and misleading advertising are increased to up to 1,500 UTM (Unidades Tributarias Mensuales) which, as of December 31, 2023, would amount to approximately Ch$96.3 million (approximately U.S.$110,166).

●	For the determination of fines, within the framework of collective actions, mitigating and aggravating circumstances and the number of affected consumers will be weighted. In case of full and effective compensation damages for all consumers, a lump sum will be applied as a fine, which may not exceed 30% of the sales of the product or service line made in the period of the infringement, or double the economic benefit obtained as a result of it. In any case, the fine may not exceed 45,000 UTA (Unidades Tributarias Anuales) for each event, which as of December 31, 2023 amounted to approximately Ch$34,677 million (approximately U.S.$39.7 million).

●	In collective lawsuits, in addition to the material damage, moral damage may be also sought, and the judge may establish a common minimum amount.

●	The court is empowered to increase the amount of the compensation granted by 25% in case of aggravating circumstances, established in the Consumer Protection Law.

Law No. 20,009 establishes certain liabilities of payment service providers (such as banks) and their customers, was modified in 2020, setting high standards that banks must comply with in cases of fraudulent transactions carried out with payment cards (i.e., credit or debit cards), including electronic means. According to this law, debits to payment cards unrecognized by the customer, must be returned to the cardholder’s account. This legislation provides that, if such unrecognized debits amount up to UF 35 (equivalent to Ch$1.3 million as of December 31, 2023), the payment service provider must return these funds to the cardholder’s account within five business days. If unrecognized debits exceed UF 35, the payment service provider has seven more days to return the excess of UF 35. However, in this case, the payment service provider may retain such excess on the grounds of having sufficient evidence to establish that the cardholder acted with fraud or gross negligence, in which case the payment service provider will be required to prove this in court. Also, this law prohibits payment service providers to offer fraud insurance for such cards. It further establishes obligations for the payment service provider to take adequate measures to protect the payment services in case of unlawful acts, holding them liable for damages caused by security and protection deficiencies in their technological systems through which such services are provided. Accordingly, this law establishes that certain fraudulent transactions with payments cards and electronic payments (such as forgery of credit or debit cards, sale of forged or stolen cards and/or its data, impersonation of a card/accountholder, etc.) are constitutive of crimes subject to prison and fines up to threefold the fraudulent transaction. It also provides the Chilean public prosecutor with broad powers to investigate when such frauds are suspected to be related to organized crime. Some of the effects that this new regulation has caused since its publication are: (i) banks’ liabilities towards clients in cases of fraudulent transactions carried out with credit or debit cards, including those by electronic means, have increased; (ii) litigation and related costs have increased; (iii), thresholds and evidentiary standards were raised in litigation to determine the liability of the customer. In November 2023, a new bill was introduced to further modify this law. For more information on this specific regulation and other bills currently being discussed in the Chilean Congress, and laws recently enacted, related to consumer protection, see “Item 3. Key Information—Risk Factors—Risks Relating to our Operations and the Chilean Banking Industry—Stricter regulations may constrain our operations and thereby adversely affect our financial condition and results.”

Law No. 21,314 from 2021, among other matters, sets rules on the application of interests and fees in relation to certain loan products. Some of the modifications introduced by this law include: (i) the prohibition of charging interests on the portion of credits that is already paid; (ii) the prohibition of charging simultaneously and jointly default interests with other kinds of interest over the same amount; and (iii) the determination that, during the 12 months following the publication of this law, the CMF must enact specific regulations addressing the extent to which fees or and/or commissions may be charged on credit transactions. On August 5, 2022, General Standard No. 484 of the CMF was published, which developed the requirements, rules and conditions that the commissions charged regarding money credit operations must meet. This rule came into effect on August 1, 2023, adapting the commissions charged by the Bank to these regulations as of that date.

Fintech Law

In January 2023, Law No. 21,521, the “Fintech Law”, was enacted. The general purpose of this law is to establish a general framework to encourage the provision of financial services through technological means by an array of providers (including banks), promoting financial inclusion and innovation, competition in the financial markets, protection of the clients of financial products and services, adequate protection of the data processed, preservation of financial integrity and stability, and strengthening anti money-laundering legislation. The Fintech Law, together with the adoption of several amendments to relevant laws of Chilean financial institution regulation, sets out the general rules for crowdfunding platforms, alternative transaction systems, credit and investment advisory services, custody of financial instruments, and order routing and intermediation of financial instruments, that has to be complemented with the extensive regulations that the CMF must issue during the following months. For this purpose, the CMF has established a schedule for implementing Fintech Law, which includes several roundtables with market agents. Also, Law No. 21,521 expressly recognizes that banks may provide the services of order routing, investment advice, intermediation and custody of financial instruments under the legal and regulatory framework governing banks and without the need to be registered in the Registry of Financial Service Providers created by this law.

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

Maximum Legal Interest Rates

Maximum interest rates are regulated by Law No. 20,715, enacted in 2013. This legislation affects all Chilean businesses that charge interests (including all banks, department stores and any other commerce or financial provider) on loans up to UF 200 (approximately Ch$7.4 million or U.S.$8,415 as of December 31, 2023), including installment loans, credit cards and credit lines related loans, as well as overdue loans. This regulation established among other things, a new methodology for calculating the maximum legal interest rate for loans —not indexed to inflation— longer than a 90-day term, which resulted in a reduction of the maximum legal interest rate applicable to such debtors.

We cannot rule out that new limits to the maximum interest rates may be imposed to local banks or foreign banks operating in Chile in the future.

In addition, in September 2023, the Chilean Supreme Court established that the maximum legal interest established in Article No. 6 of Law No. 18,010 (complemented by Law No. 20,715) applies to credit operations expressed in any currency, including those expressed and payable in foreign currency, except for the exclusions defined in Article No. 5 of the same law. Based on this, on November 30, 2023, the CMF determined that from the date of the next publication of the maximum legal interest rates, credit operations in foreign currency or expressed in foreign currency would be covered by the provisions set in the law, and any infringement would be subject to the consequences set out in Law No. 18.010 and other legal provisions. This change in the treatment for operation in foreign currency or expressed in foreign currency did not have a material effect on our results of operations or financial condition for the year ended December 31, 2023.

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

On November 22, 2022, the CMF published for comment a standardized methodology to compute expected credit losses for consumer loans (including contingent loans) while allowing the use of guarantees in order to determine both the probability of default (“PD”) and the loss given default (“LGD”). After the period for comment, the CMF convened technical committees to address the main topics covered by the proposal. As a result, on October 12, 2023, the CMF published a new version of this standardized methodology (as modified to include some of the conclusions reached by the technical committees) for public comment. Final rules on this matter were published by the CMF on March 8, 2024 through Circular No. 2,346. Prior to the introduction of this standardized method, under Chilean GAAP, the expected credit losses for consumer loans (including contingent loans) were computed by using banks’ internal models to estimate the PD and the LGD for the portfolio. Instead, the new regulation introduces standardized matrices for the determination of the PD and LGD to be used to compute the minimum level of expected credit losses for consumer loans. As such, the PD matrix will be based on diverse factors including: (i) the debtor’s overdue loans in the specific bank, (ii) the debtor’s overdue loans in the whole banking industry, and (iii) the holding of a mortgage loan as a proxy of willingness of payment. As for the LGD, a breakdown by lending product is introduced in order to recognize the differences in the recovery rate for installment loans, credit cards and credit lines, and leasing or car financing loans, also depending on whether the debtor has a residential mortgage loan in the financial system. Banks must start applying this new method (or internal provisioning models if more conservative) in January 2025 by recognizing computed expected credit losses in the profit and loss statement. These rules will not have any impact on our results of operations or financial condition under IFRS. On the other hand, based on the information available as of the date of this annual report, the adoption of such new methodology is expected to have an adverse impact ranging from Ch$60,000 million to Ch$65,000 million on our operational results before income tax, under Chilean GAAP. In order to address this adverse impact under Chilean GAAP, the Bank has resolved to reduce additional allowances for an equivalent amount at the time the new methodology is implemented.

For further information, see “Item 3. Key Information—Risk Factors—Risks Relating to our Operations and the Chilean Banking Industry—Stricter banking regulations and changes in law may constrain our operations and thereby adversely affect our financial condition and results of operations.”

Modifications to Tax Legislation

Over the last decade, the tax system has been subject to diverse modifications and reforms. Law No. 20,780 of 2014 aimed to gradually increase the corporate tax rate between 2014 and 2018 while establishing two alternative tax regimes from 2017 onwards: (i) the Semi-Integrated Regime and (ii) the Attribution Regime. In 2016, Law No. 20,899, was enacted with the aim to simplify 2014 reform by limiting the possibility of choosing between the two alternative tax regimes. According to this amendment, publicly traded companies are only subject to the Semi-Integrated Regime. Consequently, the statutory corporate tax rate for Banco de Chile was set at 27.0% from 2018 onwards. This also affected the taxes levied on dividends received by investors that hold shares of common stock or ADS from 2017 onwards.

Under the Semi-Integrated Regime, holders of shares or ADS pay taxes on the dividends effectively received from the company (subject to withholding tax of 35% for foreign investors and a general regime tax for local investors).

Foreign investors from Double Taxation Avoidance Treaty (“DTAT”) countries are able to use 100% of the corporate tax paid by the company as a tax credit, which is the case of the DTAT between the United States of America and Chile, which entered into force on December 19, 2023. However, local investors and holders from non-DTAT countries are permitted to use only 65% of the corporate tax paid by the company as a tax credit. In order to provide evidence of their tax residence, foreign holders of our ADSs or of our shares of common stock must submit a certificate of residence issued by their local tax authority to Banco de Chile. This certificate must be legalized or apostilled and validated at the moment of the distribution of dividends, otherwise the Tax credit will be 65%.

As a result of the above, the effective tax rate paid by local (individual) investors or foreign holders from non-DTAT countries has increased to 44.45%. This is the effect of adding taxes paid by the company on earnings before distributing dividends and taxes paid by this type of investor when receiving those dividends, given the inability to use 100% of the corporate tax expense as tax credit.

Following the social unrest which occurred in Chile in late 2019, Law No. 21,210 was enacted to modernize the local tax system with the aim of addressing social demands. This law became effective in February 2020 and focused on: (i) promoting entrepreneurship by providing SMEs with a special tax regime based on total integration and a statutory tax rate of 25%, as opposed to large companies and corporations, which continue to be subject to a semi-integrated system while bearing a statutory corporate tax rate of 27%, (ii) encouraging private investment by introducing instantaneous or accelerated depreciation for fixed-assets while reducing the time frame to receive reimbursements of VAT paid on fixed-assets, (iii) introducing reductions or exemptions of property taxes paid by elderly people and low income pensioners; (iv) increasing taxes paid by high-income individuals by adding a new tax bracket of 40% and raising taxes on properties that exceed U.S.$500,000 in assessed value, (v) incorporating a regional green tax of 1% levied on investment projects exceeding U.S.$10 million in capital expenditures that were subject to environmental approval, (vi) lowering tax benefits on capital gains obtained in stock markets, (vii) creating a Taxpayer Protection & Advisory Agency, which aims to be a counterpoint to the Chilean Internal Revenue Service on taxation matters, and (viii) introducing a digital approach, which considers both the compulsory use of electronic bill and invoices, aimed at reducing tax evasion while levying VAT on digital services. In addition, this law kept stock dividends (dividends paid by means of the distribution of fully paid-in shares) free of tax for the shareholders at the moment of distribution, although capital gains associated with the sale of such shares received as stock dividends are subject to the general tax regime. Therefore, foreign investors are subject to Chilean Withholding Tax on capital gains arising from the sale of such shares, if any. Law No. 21,210 established shares received as stock dividends would have no acquisition cost for tax purposes and would not be eligible for sale under Article 107 of the Chilean Income Tax Law, resulting in the total amount of the sale price affected by the general tax regime.

In September 2020, Law No 21,256 was enacted. This law introduced additional tax measures as part of the emergency plan for economic reactivation following the COVID-19 pandemic. Among other matters, this law considered: (i) temporary reduction of the statutory corporate tax rate to 10% for SMEs for the business years 2020, 2021 and 2022, (ii) refund to SMEs the accumulated VAT from purchases and/or services acquired between January and May 2020, and (iii) a temporary further acceleration of depreciation for fixed assets acquired between June 1, 2020 and December 31, 2022, for all types of companies.

In February 2022, Law No. 21,420 was enacted with the purpose of increasing tax collection by an amount equivalent to 0.7% of GDP in order to finance the universal guaranteed pension for individuals belonging to the bottom 80% of the population by income. The main tax measures included in this law are: (i) the taxation of any type of service with VAT, unless expressly exempted, for services provided from January 1, 2023, (ii) the establishment of the same treatment for financial and tax purposes for financial leasing agreements entered into on or after January 1, 2023, although it was reversed on February 2023 under Law No. 21,540 (so it never went into effect), (iii) a 10% tax on capital gains produced by the sale of actively traded stocks for sales performed on or after September 1, 2022, which will not apply to local or foreign institutional investors (including us), (iv) an inheritance tax on profits from life insurance contracts agreed on or after February 4, 2022, (v) an increase in the wealth tax on real estate from 0.275% to 0.425% starting January 1, 2023, (vi) the elimination of the special VAT credit for construction companies targeting middle income homes starting January 1, 2025, (vii) the establishment of a 2.0% annual tax on luxury goods such as airplanes, helicopters, yachts and luxury vehicles, (viii) the reduction of tax benefits on middle income housing, namely, DFL No. 2 of 1959, by limiting the benefit to individuals only and for a maximum of two homes, regardless of the purchase date, starting January 1, 2023, (ix) the elimination of the tax credit on the purchase of fixed assets for large companies and (x) the increase of mining patents’ value.

In December 2023, Law No. 21,641 was enacted. This law aims to strengthen the resilience of the financial system and its infrastructure. Among other matters, this law: (i) requires the Chilean Tax Authority to implement a simplified procedure for certain non-residents to obtain a Chilean Tax ID (RUT) before opening and operating a current account in Chile, including the requirement of an information exchange agreement in place between Chile and the non-resident’s country of tax residency and (ii) modifies the Tax Code to require local banks or correspondent bank to provide the Chilean tax authority with information on the identification and the amount of transactions of non-residents that opened current accounts. This law and its tax provisions will go into effect once the Chilean IRS enacts specific procedures addressing some aspects of this law, which is still in progress as of the date of this annual report.

For more information on current bills being discussed in the Chilean Congress addressing taxation, see “Item 3. Risk Factors—Risks Relating to our Operations and the Chilean Banking Industry—Stricter banking regulations and changes in law may constrain our operations and thereby adversely affect our financial condition and results” and for additional information in the Chilean Tax framework, see “Item 10. Additional Information—Taxation—Chilean Tax Considerations.”

Bankruptcy Law

Chilean Bankruptcy Law which aims to promote agreements and avoid liquidations became effective in September 2014. Article 57 thereto intends to protect debtors by providing a 30-day term beginning on the date of the appointment of observers, in which:

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

Reporting of Operational and Cybersecurity Incidents and Cybersecurity Framework Law

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

On April 8, 2024, Law No. 21,663 (Cybersecurity Framework Law) was published in the Chilean Official Gazette. The new law establishes a general cybersecurity regulatory environment and creates the National Cybersecurity Agency (Agencia Nacional de Ciberseguridad) as well as a national incident response team (the CSIRT). The Cybersecurity Framework Law also establishes the minimum standards for prevention, resolution and response to cybersecurity incidents. In addition, penalties for non-compliance may range from 5,000 to 40,000 UTM. The regulation standards will be applicable mainly to public and private institutions that provide essential services, including banking, financial services and payment methods, including us.

Institutions will be required to implement continuous measures to prevent, report and resolve cybersecurity incidents, in accordance with the law. If a security incident occurs, for example, the institution will have to: (a) report it to the authority within 3 hours of becoming aware of it; (b) supplement the aforementioned report with further information on the incident within the next 72 hours; and (c) submit a final report on the matter.

Chilean government has one year as counting from the publication of the law in the Official Gazette to determine the starting date of the National Cybersecurity Agency's activities and the entry in force of the regulations established in the law as well as 180 days to issue additional regulations indicated by this law.

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

ORGANIZATIONAL STRUCTURE

The following diagram presents our current corporate structure, including our subsidiaries and their respective direct ownership interests, as of April 19, 2024:

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

PROPERTY, PLANT AND EQUIPMENT

We are based in Chile and own the building located at Paseo Ahumada 251, Santiago, Chile, which has approximately 77,500 square meters and serves as the headquarters for the Bank and its subsidiaries. In addition, we own both offices and parking space in four other buildings located at Huerfanos 740, Agustinas 733, Andrés Bello 2687 and El Bosque 500, Santiago, Chile where the rest of our executive offices are located. The total area we own in such buildings is equivalent to approximately 46,300 square meters.

As of December 31, 2023, we owned the properties on which 145 of our full-service branches and other points of sale are located (approximately 108,519 square meters of office space). Also, as of December 31, 2023, we had leased office space for 112 of our full-service branches with office space of approximately 42,184 square meters.

We also own properties throughout Chile for back office and administrative operations, as well as for storage of documents and other purposes. We believe that our facilities are adequate for our present needs and suitable for their intended purposes.

As of December 31, 2023, we also owned approximately 134,425 square meters in mainly recreational physical facilities in Chile, which we use to assist our employees in maintaining a healthy work and life balance and which we use for incentive and integration activities.

Our 2024 infrastructure expenditures budget includes branch remodeling and maintenance (35.4%), building maintenance (24.9%), renovation and restoration of our corporate buildings (21.2%), other initiatives related to enhancing support infrastructure and IT tools for regulatory compliance requirements (7.9%) and initiatives related to security expenditures (10.6%).

SELECTED STATISTICAL INFORMATION

The following information is included for analytical purposes and should be read in conjunction with our audited consolidated financial statements as of and for the year ended December 31, 2023 appearing elsewhere in this annual report and “Item 5. Operating and Financial Review and Prospects.”

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

The following tables set forth, by currency of denomination, average balances and, where applicable, interest amounts and nominal rate for our assets and liabilities under IFRS for the years ended December 31, 2021, 2022 and 2023:

	For the Year Ended December 31,
	2021					2022					2023
	Average Balance		Interest Earned(1)		Average Nominal Rate(2)	Average Balance		Interest Earned(1)		Average Nominal Rate(2)	Average Balance		Interest Earned(1)		Average Nominal Rate(2)
	(In millions of Ch$, except percentages)
IFRS:
Assets
Interest earning assets
Cash and due from Banks
Ch$	Ch$	—	Ch$	—	—%	Ch$	—	Ch$	—	—%	Ch$	—	Ch$	—	—%
UF		—		—	—		—		—	—		—		—	—
Foreign currency		1,099,387		775	0.07		1,170,612		11,605	0.99		1,197,620		45,854	3.83
Total		1,099,387		775	0.07		1,170,612		11,605	0.99		1,197,620		45,854	3.83
Financial Investments
Ch$		5,158,059		70,727	1.37		5,728,568		391,265	6.83		6,962,635		616,555	8.86
UF		619,017		55,976	9.04		1,290,482		177,731	13.77		1,430,752		92,736	6.48
Foreign currency		10,581		105	0.99		168,532		3,739	2.22		173,297		8,595	4.96
Total		5,787,657		126,808	2.19		7,187,582		552,735	7.97		8,566,684		717,886	8.38
Loans in advance to Banks
Ch$		2,766,249		17,353	0.63		1,837,196		150,160	8.17		1,470,722		158,139	10.75
UF		—		—	—		—		—	—		—		—	—
Foreign currency		271,134		1,960	0.72		300,033		4,567	1.52		295,615		11,455	3.87
Total		3,037,383		19,313	0.64		2,137,229		154,727	7.24		1,766,337		169,594	9.60
Commercial loans
Ch$		10,138,902		415,403	4.10		9,958,172		489,067	4.91		9,732,662		845,148	8.68
UF		6,234,862		455,601	7.31		6,880,080		1,052,861	15.30		6,938,361		605,777	8.73
Foreign currency		2,251,039		46,707	2.07		3,144,109		117,366	3.73		3,354,785		235,076	7.01
Total		18,624,803		917,711	4.93		19,982,361		1,659,294	8.30		20,025,808		1,686,001	8.42
Consumer Loans
Ch$		3,852,841		439,235	11.40		4,455,451		612,944	13.76		4,993,797		791,551	15.85
UF		68,802		7,373	10.72		59,169		9,614	16.25		42,516		3,798	8.93
Foreign currency		36,657		—	—		54,880		—	—		57,779		—	—
Total		3,958,300		446,608	11.28		4,569,500		622,558	13.62		5,094,092		795,349	15.61
Residential mortgage loans
Ch$		37,087		526	1.42		44,509		748	1.68		48,999		1,028	2.10
UF		9,818,906		917,926	9.35		10,774,506		1,662,786	15.43		11,764,566		916,231	7.79
Foreign currency		—		—	—		—		—	—		—		—	—
Total		9,855,993		918,452	9.32		10,819,015		1,663,534	15.38		11,813,565		917,259	7.76
Repurchase agreements
Ch$		71,515		1,756	2.46		45,077		4,142	9.19		48,648		5,984	12.30
UF		—		—	—		—		—	—		—		—	—
Foreign currency		—		—	—		—		—	—		—		—	—
Total		71,515		1,756	2.46		45,077		4,142	9.19		48,648		5,984	12.30
Other assets
Ch$		53,105		1,825	3.44		68,866		5,529	8.03		76,762		3,114	4.06
UF		—		—	—		—		—	—		—		—	—
Foreign currency		177,965		143	0.08		264,975		4,927	1.86		322,018		16,012	4.97
Total		231,070		1,968	0.85		333,841		10,456	3.13		398,780		19,126	4.80
Total interest earning assets
Ch$		22,077,758		946,825	4.29		22,137,839		1,653,855	7.47		23,334,225		2,421,519	10.38
UF		16,741,587		1,436,876	8.58		19,004,237		2,902,992	15.28		20,176,195		1,618,542	8.02
Foreign currency		3,846,763		49,690	1.29		5,103,141		142,204	2.79		5,401,114		316,992	5.87
Total	Ch$	42,666,108	Ch$	2,433,391	5.70%	Ch$	46,245,217	Ch$	4,699,051	10.16%	Ch$	48,911,534	Ch$	4,357,053	8.91%

(1)	Interest earned includes interest accrued on trading securities.

(2)	Average nominal interest rate includes the effect of inflation indexation on UF-denominated assets.

	For the Year Ended December 31,
	2021					2022					2023
	Average Balance		Interest Earned(1)		Average Nominal Rate (2)	Average Balance		Interest Earned(1)		Average Nominal Rate (2)	Average Balance		Interest Earned(1)		Average Nominal Rate (2)
	(In millions of Ch$, except percentages)
IFRS:
Assets
Non-interest earning assets
Cash and due from banks
Ch$	Ch$	1,242,870		—	—	Ch$	1,404,525		—	—	Ch$	1,450,325		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		471,078		—	—		772,306		—	—		345,476		—	—
Total		1,713,948		—	—		2,176,831		—	—		1,795,801		—	—
Transactions in the course of collection
Ch$		336,610		—	—		268,685		—	—		244,853		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		250,925		—	—		320,592		—	—		296,058		—	—
Total		587,535		—	—		589,277		—	—		540,911		—	—
Allowances for loan losses
Ch$		(660,051)		—	—		(780,718)		—	—		(702,567)		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		—		—	—		—		—	—		—		—	—
Total		(660,051)		—	—		(780,718)		—	—		(702,567)		—	—
Derivatives
Ch$		2,072,621		—	—		2,915,445		—	—		2,139,099		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		216,836		—	—		336,893		—	—		447,293		—	—
Total		2,289,457		—	—		3,252,338		—	—		2,586,392		—	—
Investments in Other Companies
Ch$		46,570		—	—		55,630		—	—		53,354		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		52		—	—		25		—	—		24		—	—
Total		46,622		—	—		55,655		—	—		53,378		—	—
Intangible assets
Ch$		99,876		—	—		115,119		—	—		153,040		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		—		—	—		—		—	—		—		—	—
Total		99,876		—	—		115,119		—	—		153,040		—	—
Fixed assets
Ch$		223,100		—	—		215,367		—	—		207,600		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		—		—	—		—		—	—		—		—	—
Total		223,100		—	—		215,367		—	—		207,600		—	—
Lease assets
Ch$		111,126		—	—		99,052		—	—		95,684		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		—		—	—		—		—	—		—		—	—
Total		111,126		—	—		99,052		—	—		95,684		—	—
Current tax assets
Ch$		—		—	—		58,087		—	—		158,434		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		—		—	—		—		—	—		—		—	—
Total		—		—	—		58,087		—	—		158,434		—	—
Deferred tax assets
Ch$		211,210		—	—		304,764		—	—		310,533		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		—		—	—		—		—	—		—		—	—
Total		211,210		—	—		304,764		—	—		310,533		—	—
Other assets
Ch$		349,746		—	—		457,140		—	—		660,466		—	—
UF		13,792		—	—		20,312		—	—		26,882		—	—
Foreign currency		17,689		—	—		25,495		—	—		51,003		—	—
Total		381,227		—	—		502,947		—	—		738,351		—	—
Total non-interest earning assets
Ch$		4,033,678		—	—		5,113,096		—	—		4,770,821		—	—
UF		13,792		—	—		20,312		—	—		26,882		—	—
Foreign currency		956,580		—	—		1,455,311		—	—		1,139,854		—	—
Total		5,004,050		—	—		6,588,719		—	—		5,937,557		—	—
Total Assets
Ch$		26,111,436		946,825	—		27,250,935		1,653,855	—		28,105,046		2,421,519	—
UF		16,755,379		1,436,876	—		19,024,549		2,902,992	—		20,203,077		1,618,542	—
Foreign currency		4,803,343		49,690	—		6,558,452		142,204	—		6,540,968		316,992	—
Total	Ch$	47,670,158	Ch$	2,433,391	—	Ch$	52,833,936	Ch$	4,699,051	—	Ch$	54,849,091	Ch$	4,357,053	—

(1)	Interest earned includes interest accrued on trading securities.

(2)	Average nominal interest rate includes the effect of inflation indexation on UF-denominated assets.

	For the Year Ended December 31,
	2021					2022					2023
	Average Balance		Interest Accrued(1)		Average Nominal Rate(2)	Average Balance		Interest Accrued(1)		Average Nominal Rate(2)	Average Balance		Interest Accrued(1)		Average Nominal Rate(2)
	(In millions of Ch$, except percentages)
IFRS:
Liabilities
Interest bearing liabilities
Savings accounts and time deposits
Ch$	Ch$	6,064,623	Ch$	41,415	0.68%	Ch$	8,441,458	Ch$	704,924	8.35%	Ch$	11,179,408	Ch$	1,099,488	9.83%
UF		954,030		88,694	9.30		1,622,083		240,462	14.82		2,133,234		189,210	8.87
Foreign currency		1,448,855		1,643	0.11		1,633,001		26,975	1.65		1,822,047		90,558	4.97
Total		8,467,508		131,752	1.56		11,696,542		972,361	8.31		15,134,689		1,379,256	9.11
Repurchase agreements
Ch$		139,331		940	0.67		181,091		15,810	8.73		137,431		15,092	10.98
UF		—		—	—		—		—	—		—		—	—
Foreign currency		1,269		—	—		3,357		34	1.01		3,881		91	2.34
Total		140,600		940	0.67		184,448		15,844	8.59		141,312		15,183	10.74
Borrowings from financial institutions
Ch$		3,923,552		20,439	0.52		4,349,164		22,387	0.51		4,349,001		22,404	0.52
UF		—		—	—		—		—	—		—		—	—
Foreign currency		497,295		2,943	0.59		693,877		15,026	2.17		905,316		42,199	4.66
Total		4,420,847		23,382	0.53		5,043,041		37,413	0.74		5,254,317		64,603	1.23
Debt issued
Ch$		—		—	—		—		—	—		89,603		7,097	7.92
UF		7,021,429		618,355	8.81		7,403,280		1,105,550	14.93		8,284,133		589,448	7.12
Foreign currency		1,470,272		34,312	2.33		2,092,918		58,852	2.81		1,884,675		55,252	2.93
Total		8,491,701		652,667	7.69		9,496,198		1,164,402	12.26		10,258,411		651,797	6.35
Commercial Papers
Ch$		—		—	—		—		—	—		—		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		359,836		1,223	0.34		133,208		1,293	0.97		151,830		8,586	5.66
Total		359,836		1,223	0.34		133,208		1,293	0.97		151,830		8,586	5.66
Lease Liabilities
Ch$		107,048		1,978	1.85		94,063		1,865	1.98		89,887		1,980	2.20
UF		—		—	—		—		—	—		—		—	—
Foreign currency		—		—	—		—		—	—		—		—	—
Total		107,048		1,978	1.85		94,063		1,865	1.98		89,887		1,980	2.20
Other financial obligations
Ch$		39,298		311	0.79		43,950		1,278	2.91		10,542		136	1.29
UF		31,954		1,967	6.16		35,218		5,752	16.33		36,384		1,877	5.16
Foreign currency		105,253		228	0.22		121,325		544	0.45		97,639		455	0.47
Total		176,505		2,506	1.42		200,493		7,574	3.78		144,565		2,468	1.71
Total interest bearing liabilities
Ch$		10,273,852		65,083	0.63		13,109,726		746,264	5.69		15,855,872		1,146,197	7.23
UF		8,007,413		709,016	8.85		9,060,581		1,351,764	14.92		10,453,751		780,535	7.47
Foreign currency		3,882,780		40,349	1.04		4,677,686		102,724	2.20		4,865,388		197,141	4.05
Total	Ch$	22,164,045	Ch$	814,448	3.67%	Ch$	26,847,993	Ch$	2,200,752	8.20%	Ch$	31,175,011	Ch$	2,123,873	6.81%

(1)	Interest accrued includes interest accrued on trading securities.

(2)	Average nominal interest rate includes the effect of inflation indexation on UF-denominated liabilities.

	For the Year Ended December 31,
	2021					2022					2023
	Average Balance		Interest Accrued(1)		Average Nominal Rate (2)	Average Balance		Interest Accrued(1)		Average Nominal Rate (2)	Average Balance		Interest Accrued (1)		Average Nominal Rate (2)
	(In millions of Ch$, except percentages)
IFRS:
Liabilities
Non-interest bearing liabilities
Current account and demand deposits
Ch$	Ch$	14,181,137		—	—	Ch$	12,520,106		—	—	Ch$	11,786,499		—	—
UF		455,067		—	—		258,423		—	—		625,619		—	—
Foreign currency		2,412,623		—	—		2,772,459		—	—		1,052,510		—	—
Total		17,048,827		—	—		15,550,988		—	—		13,464,628		—	—
Transactions in the course of payment
Ch$		531,175		—	—		334,405		—	—		321,691		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		211,664		—	—		312,494		—	—		274,839		—	—
Total		742,839		—	—		646,899		—	—		596,530		—	—
Derivatives
Ch$		2,079,304		—	—		3,017,595		—	—		2,555,557		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		240,301		—	—		289,612		—	—		376,252		—	—
Total		2,319,605		—	—		3,307,207		—	—		2,931,809		—	—
Current tax liabilities
Ch$		8,426		—	—		32,532		—	—		909		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		—		—	—		—		—	—		—		—	—
Total		8,426		—	—		32,532		—	—		909		—	—
Deferred tax liabilities
Ch$		—		—	—		—		—	—		19		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		—		—	—		—		—	—		—		—	—
Total		—		—	—		—		—	—		19		—	—
Provisions
Ch$		154,878		—	—		381,331		—	—		355,565		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		—		—	—		14,126		—	—		11,309		—	—
Total		154,878		—	—		395,457		—	—		366,874		—	—
Other liabilities
Ch$		557,590		—	—		689,363		—	—		343,015		—	—
UF		546		—	—		464		—	—		—		—	—
Foreign currency		93,953		—	—		116,047		—	—		92,558		—	—
Total		652,089		—	—		805,874		—	—		435,573		—	—
Equity
Ch$		4,579,449		—	—		5,246,986		—	—		5,877,738		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		—		—	—		—		—	—		—		—	—
Total		4,579,449		—	—		5,246,986		—	—		5,877,738		—	—
Total non-interest bearing liabilities and equity
Ch$		22,091,959		—	—		22,222,318		—	—		21,240,993		—	—
UF		455,613		—	—		258,887		—	—		625,619		—	—
Foreign currency		2,958,541		—	—		3,504,738		—	—		1,807,468		—	—
Total		25,506,113		—	—		25,985,943		—	—		23,674,080		—	—
Total liabilities and equity
Ch$		32,365,811		65,083	—		35,332,044		746,264	—		37,096,865		1,146,197	—
UF		8,463,026		709,016	—		9,319,468		1,351,764	—		11,079,370		780,535	—
Foreign currency		6,841,321		40,349	—		8,182,424		102,724	—		6,672,856		197,141	—
Total	Ch$	47,670,158	Ch$	814,448	—	Ch$	52,833,936	Ch$	2,200,752	—	Ch$	54,849,091	Ch$	2,123,873	—

(1)	Interest accrued includes interest accrued on trading securities.

(2)	Average nominal interest rate includes the effect of inflation indexation on UF-denominated liabilities.

Interest Earning Assets and Net Interest Margin

The following table sets forth, by currency of denomination, the levels of our average interest earning assets and net interest, and illustrates the comparative margins obtained, for the years ended December 31, 2021, 2022 and 2023:

	For the Year Ended December 31,
	2021		2022		2023
	(in millions of Ch$, except percentages)
IFRS:
Total average interest earning assets
Ch$	Ch$	22,077,758	Ch$	22,137,839	Ch$	23,334,225
UF		16,741,587		19,004,237		20,176,195
Foreign currency		3,846,763		5,103,141		5,401,114
Total		42,666,108		46,245,217		48,911,534
Net interest earned (including interest earned on trading securities)(1)
Ch$		881,742		907,591		1,275,322
UF		727,860		1,551,228		838,007
Foreign currency		9,341		39,480		119,851
Total	Ch$	1,618,943	Ch$	2,498,299	Ch$	2,233,180
Net interest margin, nominal basis(2)(3)
Ch$		3.99%		4.10%		5.47%
UF		4.35		8.16		4.15
Foreign currency		0.24		0.77		2.22
Total		3.79%		5.40%		4.57%

(1)	Net interest earned is defined as interest revenue earned less interest expense incurred.

(2)	Net interest margin, nominal basis is defined as net interest earned divided by average interest earning assets.

(3)	Net interest margin includes the effect of inflation indexation on UF- denominated assets and liabilities.

Changes in Net Interest Income—Volume and Rate Analysis

The following tables compare, by currency of denomination, changes in our net interest income between 2021 and 2022, as well as 2022 and 2023, caused by (i) changes in the average volume of interest earning assets and interest-bearing liabilities and (ii) changes in their respective nominal interest rates. Volume and rate variances were calculated based on movements in average balances over the period and changes in nominal interest rate, average interest earning assets and average interest-bearing liabilities. The net change attributable to changes in both volume and rate has been allocated proportionately to the change in volume and the change in rate. Also, the rate effect on assets and liabilities includes the impact of inflation indexation on assets UF-denominated assets and liabilities.

	Increase (Decrease) from 2021 to 2022 due to changes in				Net Change from		Increase (Decrease) from 2022 to 2023 due to changes in				Net Change from
	Volume		Rate		2021 to 2022		Volume		Rate		2022 to 2023
	(in millions of Ch$)
IFRS:
Assets
Interest earning assets
Cash and due from banks
Ch$	Ch$	—	Ch$	—	Ch$	—	Ch$	—	Ch$	—	Ch$	—
UF		—		—		—		—		—		—
Foreign currency		53		10,777		10,830		274		33,975		34,249
Total		53		10,777		10,830		274		33,975		34,249
Financial investments
Ch$		8,665		311,873		320,538		94,804		130,486		225,290
UF		82,145		39,610		121,755		17,576		(102,571)		(84,995)
Foreign currency		3,356		278		3,634		109		4,747		4,856
Total		94,166		351,761		445,927		112,489		32,662		145,151
Loans in advance to bank
Ch$		(7,732)		140,539		132,807		(33,614)		41,593		7,979
UF		—		—		—		—		—		—
Foreign currency		229		2,378		2,607		(68)		6,956		6,888
Total		(7,503)		142,917		135,414		(33,682)		48,549		14,867
Commercial loans
Ch$		(7,526)		81,190		73,664		(11,319)		367,400		356,081
UF		51,606		545,654		597,260		8,845		(455,929)		(447,084)
Foreign currency		23,443		47,216		70,659		8,354		109,356		117,710
Total		67,523		674,060		741,583		5,880		20,827		26,707
Consumer loans
Ch$		74,816		98,893		173,709		79,049		99,558		178,607
UF		(1,146)		3,387		2,241		(2,237)		(3,579)		(5,816)
Foreign currency		—		—		—		—		—		—
Total		73,670		102,280		175,950		76,812		95,979		172,791
Residential mortgage loans
Ch$		115		107		222		81		199		280
UF		96,898		647,962		744,860		140,949		(887,504)		(746,555)
Foreign currency		—		—		—		—		—		—
Total		97,013		648,069		745,082		141,030		(887,305)		(746,275)
Repurchase agreement
Ch$		(861)		3,247		2,386		349		1,493		1,842
UF		—		—		—		—		—		—
Foreign currency		—		—		—		—		—		—
Total		(861)		3,247		2,386		349		1,493		1,842
Other Assets
Ch$		673		3,031		3,704		575		(2,990)		(2,415)
UF		—		—		—		—		—		—
Foreign currency		104		4,680		4,784		1,263		9,822		11,085
Total		777		7,711		8,488		1,838		6,832		8,670
Total interest earning assets
Ch$		68,150		638,880		707,030		129,925		637,739		767,664
UF		229,503		1,236,613		1,466,116		165,133		(1,449,583)		(1,284,450)
Foreign currency		27,185		65,329		92,514		9,932		164,856		174,788
Total	Ch$	324,838	Ch$	1,940,822	Ch$	2,265,660	Ch$	304,990	Ch$	(646,988)	Ch$	(341,998)

	Increase (Decrease) from 2021 to 2022 due to changes in				Net Change from		Increase (Decrease) from 2022 to 2023 due to changes in				Net Change from
	Volume		Rate		2021 to 2022		Volume		Rate		2022 to 2023
	(in millions of Ch$)
IFRS:
Liabilities
Interest bearing liabilities
Savings accounts and time deposits
Ch$	Ch$	22,378	Ch$	641,131	Ch$	663,509	Ch$	254,891	Ch$	139,673	Ch$	394,564
UF		82,078		69,690		151,768		62,394		(113,646)		(51,252)
Foreign currency		235		25,097		25,332		3,465		60,118		63,583
Total		104,691		735,918		840,609		320,750		86,145		406,895
Repurchase agreements
Ch$		364		14,506		14,870		(4,287)		3,569		(718)
UF		—		—		—		—		—		—
Foreign currency		—		34		34		6		51		57
Total		364		14,540		14,904		(4,281)		3,620		(661)
Borrowing from financial institutions
Ch$		2,193		(245)		1,948		(1)		18		17
UF		—		—		—		—		—		—
Foreign currency		1,564		10,519		12,083		5,682		21,491		27,173
Total		3,757		10,274		14,031		5,681		21,509		27,190
Debt issued
Ch$		—		—		—		7,097		—		7,097
UF		35,325		451,870		487,195		118,787		(634,889)		(516,102)
Foreign currency		16,538		8,002		24,540		(6,030)		2,430		(3,600)
Total		51,863		459,872		511,735		119,854		(632,459)		(512,605)
Commercial Papers
Ch$		—		—		—		—		—		—
UF		—		—		—		—		—		—
Foreign currency		(1,132)		1,202		70		205		7,088		7,293
Total		(1,132)		1,202		70		205		7,088		7,293
Lease Liabilities
Ch$		(251)		138		(113)		(85)		200		115
UF		—		—		—		—		—		—
Foreign currency		—		—		—		—		—		—
Total		(251)		138		(113)		(85)		200		115
Other financial obligation
Ch$		41		926		967		(659)		(483)		(1,142)
UF		220		3,565		3,785		184		(4,059)		(3,875)
Foreign currency		39		277		316		(110)		21		(89)
Total		300		4,768		5,068		(585)		(4,521)		(5,106)
Total interest bearing liabilities
Ch$		24,725		656,456		681,181		256,956		142,977		399,933
UF		117,623		525,125		642,748		181,365		(752,594)		(571,229)
Foreign currency		17,244		45,131		62,375		3,218		91,199		94,417
Total	Ch$	159,592	Ch$	1,226,712	Ch$	1,386,304	Ch$	441,539	Ch$	(518,418)	Ch$	(76,879)

Financial Investments

Financial assets held for trading at Fair value through profit or loss:

The following table sets forth a breakdown of instruments classified as financial assets held for trading at Fair value through profit or loss, included in our investment portfolio:

	As of December 31,				Weighted Average Nominal Rate (1) as of December 31,
	2022		2023		2023
	(in millions of Ch$)%
IFRS:
Instruments issued by the Chilean Government and the Central Bank of Chile:
Debt financial instruments from the Central Bank of Chile	Ch$	3,014,768	Ch$	2,799,442	8.19%
Bonds and Promissory notes from the General Treasury of the Republic		44,524		227,871	4.97
Other fiscal debt financial instruments		—		—	—
Other instruments issued in Chile:
Debt financial instruments from other domestic banks		374,453		336,311	5.04
Bonds and trade effects from domestic companies		—		—	—
Other debt financial instruments issued in the country		—		—	—
Instruments issued by foreign institutions:
Financial instruments from foreign governments or Central Banks		—		—	—
Financial debt instruments from other foreign governments and fiscal entities		—		—	—
Debt financial instruments from other foreign banks		—		—	—
Bonds and trade effects from foreign companies		—		—	—
Mutual fund investments:
Funds managed by related companies		250,337		405,752	8.40
Funds managed by third-party		—		—	—
Equity instruments
Domestic equity instruments		2,357		2,058	—
Foreign equity instruments		3,261		485	—
Loans originated and acquired by the entity
Loans and advances to banks		—		—	—
Commercial loans		—		—	—
Residential mortgage loans		—		—	—
Consumer loans		—		—	—
Others		1,370		1,033	—
Total	Ch$	3,691,070	Ch$	3,772,952	7.72%

(1)	Weighted Average Nominal Rate is calculated as the sum of total accrued interests for the type of security divided by the average balance for the same type of security during the reported period, excluding the effect of inflation indexation.

Under “Other instruments issued in Chile” are included instruments sold under repurchase agreements to clients and financial institutions by an amount of Ch$121,586 million as of December 31, 2023 (Ch$208,330 million in December 2022).

Investment Portfolio:

The detail of instruments classified as financial assets at Fair Value through Other Comprehensive Income and as Financial Instruments at Amortized Cost is as follows:

Financial Assets at Fair Value through Other Comprehensive Income

	As of December 31,				Weighted Average Nominal Rate (1) as of December 31,
	2022		2023		2023
	(in millions of Ch$)%
IFRS:
Debt instruments at fair value through OCI
Instruments issued by the Chilean Government and the Central Bank of Chile:
Debt financial instruments from the Central Bank of Chile	Ch$	—	Ch$	473,642	8.05
Bonds and Promissory notes from the General Treasury of the Republic		2,254,578		1,362,510	6.11
Other fiscal debt financial instruments		4,279		1,500	4.71
Other instruments issued in Chile:
Debt financial instruments form other domestic banks		1,494,914		1,681,744	7.47
Bonds and trade effects from domestic companies		45,994		59,921	4.97
Other debt financial instruments issued in the country		—		—	—
Instruments issued by Foreign Institutions:
Financial instruments form foreign Central Banks		—		—	—
Financial instruments form foreign governments and fiscal entities		42,017		43,294	5.28
Debt financial instruments from other foreign banks		125,610		163,914	5.44
Bonds and trade effects from foreign companies		—		—	—
Other debt financial instruments issued abroad		—		—	—
Equity instruments at fair value through OCI:
Equity instruments issued in Chile		5,700		10,601	—
Equity instruments issued by foreign institutions		845		1,311	—
Total	Ch$	3,973,937	Ch$	3,798,437	6.90%

(1)	Weighted Average Nominal Rate is calculated as the sum of total accrued interests for the type of security divided by the average balance for the same type of security during the reported period, excluding the effect of inflation indexation.

The portfolio of Financial Assets at Fair Value through Other Comprehensive Income included net unrealized losses of Ch$268 million and unrealized gains of Ch$9,142 million as of December 31, 2022 and 2023, respectively, both before taxes, in each case recorded in other comprehensive income within equity.

Financial Instruments at Amortized Cost

	As of December 31,				Weighted Average Nominal Rate (1) as of December 31,
	2022		2023		2023
(in millions of Ch$)%
IFRS:
Financial Instruments at Amortized Cost
Instruments issued by the Chilean Government and Central Bank of Chile:
Debt financial instruments from the Central Bank of Chile	Ch$	—	Ch$	507,261	8.25%
Bonds and promissory notes from the General Treasury of the Republic		902,355		923,880	1.57
Other fiscal debt financial instruments		—		—	—
Other instruments issued in Chile:
Debt financial instruments from other domestic banks		—		—	—
Bonds and trade effects from domestic companies		—		—	—
Other debt financial instruments issued in the country		—		—	—
Instruments issued Abroad:
Debt financial instruments from foreign Central Banks		—		—	—
Debt financial instruments from foreign governments and fiscal entities		—		—	—
Debt financial instruments from other foreign banks		—		—	—
Bonds and trade effects from foreign companies		—		—	—
Other debt financial instruments issued abroad		—		—	—
Accumulated Impairment Value of Financial Assets at Amortized Cost Debt Financial Instruments:
Financial assets with no significant increase in credit risk since initial recognition (phase 1)		—		(58)	—
Financial assets with a significant increase in credit risk since initial recognition, but without credit impairment (phase 2)		—		—	—
Financial assets with credit impairment (phase 3)		—		—	—
Total	Ch$	902,355	Ch$	1,431,083	3.94%

(1)	Weighted Average Nominal Rate is calculated as the sum of total accrued interests for the type of security divided by the average balance for the same type of security during the reported period, excluding the effect of inflation indexation.

The fair value of our portfolio of financial instruments at amortized cost was Ch$836,527 million and Ch$1,368,416 million as of December 31, 2022 and 2023, respectively.

Maturity of Financial Investments:

The maturities of financial assets held for trading at fair value through profit or loss, financial assets at fair value through other comprehensive income and financial assets at amortized cost as of December 31, 2022 and 2023 were, as follows:

	As of December 31, 2022
	Due within 1 year		Weighted Average Nominal Rate	Due after 1 year but within 5 years		Weighted Average Nominal Rate	Due after 5 year but within 10 years		Weighted Average Nominal Rate	Due after 10 years		Weighted Average Nominal Rate	Total
	(In millions of Ch$, except percentages)
Financial assets held for trading:
Instruments issued by the Chilean Government and the Central Bank of Chile:
Debt financial instruments from the Central Bank of Chile	Ch$	3,014,768	11.09%	Ch$	—	—%	Ch$	—	—%	Ch$	—	—%	Ch$	3,014,768
Bonds and Promissory notes from the General Treasury of the Republic		44,524	5.83		—	—		—	—		—	—		44,524
Other fiscal debt financial instruments		—	—		—	—		—	—		—	—		—
Other instruments issued in Chile:
Debt financial instruments from other domestic banks		374,453	8.43		—	—		—	—		—	—		374,453
Bonds and trade effects from domestic companies		—	—		—	—		—	—		—	—		—
Other debt financial instruments issued in the country		—	—		—	—		—	—		—	—		—
Instruments issued by foreign institutions:			—
Financial instruments from foreign governments or Central Banks		—	—		—	—		—	—		—	—		—
Financial debt instruments from other foreign governments and fiscal entities		—	—		—	—		—	—		—	—		—
Debt financial instruments from other foreign banks		—	—		—	—		—	—		—	—		—
Bonds and trade effects from foreign companies		—	—		—	—		—	—		—	—		—
Mutual fund investments:
Funds managed by related companies		250,337	11.28		—	—		—	—		—	—		250,337
Funds managed by third-party		—	—		—	—		—	—		—	—		—
Equity instruments			—
Domestic equity instruments		2,357	—		—	—		—	—		—	—		2,357
Foreign equity instruments		3,261	—		—	—		—	—		—	—		3,261
Loans originated and acquired by the entity			—
Loans and advances to banks		—	—		—	—		—	—		—	—		—
Commercial loans		—	—		—	—		—	—		—	—		—
Residential mortgage loans		—	—		—	—		—	—		—	—		—
Consumer loans		—	—		—	—		—	—		—	—		—
Others		1,370	—		—	—		—	—		—	—		1,370
Total	Ch$	3,691,070	10.75%	Ch$	—	—%	Ch$	—	—%	Ch$	—	—%	Ch$	3,691,070

(1)	Weighted Average Nominal Rate is calculated as the sum of total accrued interests for the type of security divided by the average balance for the same type of security during the reported period, excluding the effect of inflation indexation

	As of December 31, 2023
	Due within 1 year		Weighted Average Nominal Rate	Due after 1 year but within 5 years		Weighted Average Nominal Rate	Due after 5 year but within 10 years		Weighted Average Nominal Rate	Due after 10 years		Weighted Average Nominal Rate	Total
	(In millions of Ch$, except percentages)
Financial assets held for trading:
Instruments issued by the Chilean Government and the Central Bank of Chile:
Debt financial instruments from the Central Bank of Chile	Ch$	2,799,442	8.19%	Ch$	—	—%	Ch$	—	—%	Ch$	—	—%	Ch$	2,799,442
Bonds and Promissory notes from the General Treasury of the Republic		227,871	4.97		—	—		—	—		—	—		227,871
Other fiscal debt financial instruments		—	—		—	—		—	—		—	—		—
Other instruments issued in Chile:
Debt financial instruments from other domestic bank		336,311	5.04		—	—		—	—		—	—		336,311
Bonds and trade effects from domestic companies		—	—		—	—		—	—		—	—		—
Other debt financial instruments issued in the country		—	—		—	—		—	—		—	—		—
Instruments issued by foreign institutions:
Financial instruments from foreign governments or Central Banks		—	—		—	—		—	—		—	—		—
Financial debt instruments from other foreign governments and fiscal entities		—	—		—	—		—	—		—	—		—
Debt financial instruments from other foreign banks		—	—		—	—		—	—		—	—		—
Bonds and trade effects from foreign companies		—	—		—	—		—	—		—	—		—
Mutual fund investments:
Funds managed by related companies		405,752	8.40		—	—		—	—		—	—		405,752
Funds managed by third-party		—	—		—	—		—	—		—	—		—
Equity instruments
Domestic equity instruments		2,058	—		—	—		—	—		—	—		2,058
Foreign equity instruments		485	—		—	—		—	—		—	—		485
Loans originated and acquired by the entity
Loans and advances to banks		—	—		—	—		—	—		—	—		—
Commercial loans		—	—		—	—		—	—		—	—		—
Residential mortgage loans		—	—		—	—		—	—		—	—		—
Consumer loans		—	—		—	—		—	—		—	—		—
Others		1,033	—		—	—		—	—		—	—		1,033
Total	Ch$	3,772,952	7.72%	Ch$	—	—%	Ch$	—	—%	Ch$	—	—%	Ch$	3,772,952

(1)	Weighted Average Nominal Rate is calculated as the sum of total accrued interests for the type of security divided by the average balance for the same type of security during the reported period excluding the effect of inflation indexation.

	As of December 31, 2022
	Due within 1 year		Weighted Average Nominal Rate	Due after 1 year but within 5 years		Weighted Average Nominal Rate	Due after 5 year but within 10 years		Weighted Average Nominal Rate	Due after 10 years		Weighted Average Nominal Rate	Total
	(In millions of Ch$, except percentages)
Financial Assets at Fair Value through Other Comprehensive Income:
Instruments issued by the Chilean Government and the Central Bank:
Debt financial instruments from the Central Bank of Chile	Ch$	—	—%	Ch$	—	—%	Ch$	—	—%	Ch$	—	—%	Ch$	—
Bonds and Promissory notes from the General Treasury of the Republic		1,153,396	10.92		653,385	8.25		447,797	2.69		—	—		2,254,578
Other fiscal debt financial instruments		2,891	4.32		1,388	4.09		—	—		—	—		4,279
Other instruments issued in Chile:
Debt financial instruments form other domestic banks		1,248,804	10.07		135,111	8.64		35,849	3.29		75,150	3.50		1,494,914
Bonds and trade effects from domestic companies		—	—		8,365	7.49		21,263	3.53		16,366	3.29		45,994
Other debt financial instruments issued in the country		—	—		—	—		—	—		—	—		—
Instruments issued by Foreign Institutions:
Financial instruments form foreign Central Banks		—	—		—	—		—	—		—	—		—
Financial instruments form foreign governments and fiscal entities		42,017	4.03		—	—		—	—		—	—		42,017
Debt financial instruments from other foreign banks		—	—		—	—		125,610	5.92		—	—		125,610
Bonds and trade effects from foreign companies		—	—		—	—		—	—		—	—		—
Other debt financial instruments issued abroad		—	—		—	—		—	—		—	—		—
Equity instruments at fair value through OCI
Equity instruments issued in Chile		—	—		—	—		—	—		5,700	—		5,700
Equity instruments issued by foreign institutions		—	—		—	—		—	—		845	—		845
Total	Ch$	2,447,108	10.36%	Ch$	798,249	8.30%	Ch$	630,519	3.40%	Ch$	98,061	3.46%	Ch$	3,973,937

(1)	Weighted Average Nominal Rate is calculated as the sum of total accrued interests for the type of security divided by the average balance for the same type of security during the reported period, excludes the effect of inflation indexation.

	As of December 31, 2023
	Due within 1 year		Weighted Average Nominal Rate	Due after 1 year but within 5 years		Weighted Average Nominal Rate	Due after 5 year but within 10 years		Weighted Average Nominal Rate	Due after 10 years		Weighted Average Nominal Rate	Total
	(In millions of Ch$, except percentages)
Financial Assets at Fair Value through Other Comprehensive Income:
Instruments issued by the Chilean Government and the Central Bank:
Debt financial instruments from the Central Bank of Chile	Ch$	473,642	8.05%	Ch$	—	—%	Ch$	—	—%	Ch$	—	—%	Ch$	473,642
Bonds and Promissory notes from the General Treasury of the Republic		788,357	8.04		574,153	3.46		—	—		—	—		1,362,510
Other fiscal debt financial instruments		1,078	4.86		422	4.32		—	—		—	—		1,500
Other instruments issued in Chile:
Debt financial instruments form other domestic bank		1,386,808	7.90		149,302	6.83		90,883	4.07		54.751	3.90		1,681,744
Bonds and trade effects from domestic companies		—	—		11,608	7.11		25,896	4.76		22,417	4.11		59,921
Other debt financial instruments issued in the country		—	—		—	—		—	—		—	—		—
Instruments issued by Foreign Institutions:
Financial instruments form foreign Central Banks		—	—		—	—		—	—		—	—		—
Financial instruments form foreign governments and fiscal entities		43,294	5.28		—	—		—	—		—	—		43,294
Debt financial instruments from other foreign banks		—	—		—	—		163,914	5.44		—	—		163,914
Bonds and trade effects from foreign companies		—	—		—	—		—	—		—	—		—
Other debt financial instruments issued abroad		—	—		—	—		—	—		—	—		—
Equity instruments at fair value through OCI
Equity instruments issued in Chile		—	—		—	—		—	—		10,601	—		10,601
Equity instruments issued by foreign institutions		—	—		—	—		—	—		1,311	—		1,311
Total	Ch$	2,693,179	7.93%	Ch$	735,485	4.20%	Ch$	280,693	4.93%	Ch$	89,080	3.96%	Ch$	3,798,437

(1)	Weighted Average Nominal Rate is calculated as the sum of total accrued interests for the type of security divided by the average balance for the same type of security during the reported period, excluding the effect of inflation indexation.

As of December 31, 2022
	Due within 1 year		Weighted Average Nominal Rate	Due after 1 year but within 5 years		Weighted Average Nominal Rate	Due after 5 year but within 10 years		Weighted Average Nominal Rate	Due after 10 years		Weighted Average Nominal Rate	Total
(In millions of Ch$, except percentages)
Financial Instruments at Amortized Cost:
Instruments issued by the Chilean Government and Central Bank of Chile:
Debt financial instruments from the Central Bank of Chile	Ch$	—	—%	Ch$	—	—%	Ch$	—	—%	Ch$	—	—%		Ch$ —
Bonds and promissory notes from the General Treasury of the Republic		—	—		461,904	0.64		440,451	2.59		—	—		902,355
Other fiscal debt financial instruments		—	—		—	—		—	—		—	—		—
Other instruments issued in Chile:
Debt financial instruments from other domestic bank		—	—		—	—		—	—		—	—		—
Bonds and trade effects from domestic companies		—	—		—	—		—	—		—	—		—
Other debt financial instruments issued in the country		—	—		—	—		—	—		—	—		—
Instruments issued Abroad:
Debt financial instruments from foreign Central Banks		—	—		—	—		—	—		—	—		—
Debt financial instruments from foreign governments and fiscal entities		—	—		—	—		—	—		—	—		—
Debt financial instruments from other foreign banks		—	—		—	—		—	—		—	—		—
Bonds and trade effects from foreign companies		—	—		—	—		—	—		—	—		—
Other debt financial instruments issued abroad		—	—		—	—		—	—		—	—		—
Accumulated Impairment Value of Financial Assets at Amortized Cost Debt Financial Instruments:
Financial assets with no significant increase in credit risk since initial recognition (phase 1)		—	—		—	—		—	—		—	—		—
Financial assets with a significant increase in credit risk since initial recognition, but without credit impairment (phase 2)		—	—		—	—		—	—		—	—		—
Financial assets with credit impairment (phase 3)		—	—		—	—		—	—		—	—		—
Total	Ch$	—	—%	Ch$	461,904	0.64%	Ch$	440,451	2.59%	Ch$	—	—%	Ch$	902,355

(1)	Weighted Average Nominal Rate is calculated as the sum of total accrued interests for the type of security divided by the average balance for the same type of security during the reported period, excluding the effect of inflation indexation.

As of December 31, 2023
	Due within 1 year		Weighted Average Nominal Rate	Due after 1 year but within 5 years		Weighted Average Nominal Rate	Due after 5 year but within 10 years		Weighted Average Nominal Rate	Due after 10 years		Weighted Average Nominal Rate	Total
(In millions of Ch$, except percentages)
Financial Instruments at Amortized Cost:
Instruments issued by the Chilean Government and Central Bank of Chile:
Debt financial instruments from the Central Bank of Chile	Ch$	507,261	8.25%	Ch$	—	—%	Ch$	—	—%	Ch$	—	—%	Ch$	507,261
Bonds and promissory notes from the General Treasury of the Republic		—	—		607,546	1.09		316,334	2.49		—	—		902,355
Other fiscal debt financial instruments		—	—		—	—		—	—		—	—		—
Other instruments issued in Chile:
Debt financial instruments from other domestic bank		—	—		—	—		—	—		—	—		—
Bonds and trade effects from domestic companies		—	—		—	—		—	—		—	—		—
Other debt financial instruments issued in the country		—	—		—	—		—	—		—	—		—
Instruments issued Abroad:
Debt financial instruments from foreign Central Banks		—	—		—	—		—	—		—	—		—
Debt financial instruments from foreign governments and fiscal entities		—	—		—	—		—	—		—	—		—
Debt financial instruments from other foreign banks		—	—		—	—		—	—		—	—		—
Bonds and trade effects from foreign companies		—	—		—	—		—	—		—	—		—
Other debt financial instruments issued abroad		—	—		—	—		—	—		—	—		—
Accumulated Impairment Value of Financial Assets at Amortized Cost Debt Financial Instruments:
Financial assets with no significant increase in credit risk since initial recognition (phase 1)		(21)	—		(25)	—		(12)	—		—	—		(58)
Financial assets with a significant increase in credit risk since initial recognition, but without credit impairment (phase 2)		—	—		—	—		—	—		—	—		—
Financial assets with credit impairment (phase 3)		—	—		—	—		—	—		—	—		—
Total	Ch$	507,240	8.25%	Ch$	607,521	1.09%	Ch$	316,322	2.49%	Ch$	—	—%	Ch$	1,431,083

(1)	Weighted Average Nominal Rate is calculated as the sum of total accrued interests for the type of security divided by the average balance for the same type of security during the reported period, excluding the effect of inflation indexation.

Loan Portfolio

The following table sets forth our loans by type of loan and risk classification. All loan amounts stated below are before deduction of allowances for loan losses.

	As of December 31,
	2022		2023
	(in millions of Ch$)
IFRS:
Commercial loans:
Commercial loans	Ch$	15,891,074	Ch$	15,500,934
Chilean exports foreign trade loans		956,512		1,138,316
Chilean imports foreign trade loans		2,715		94
Foreign trade loans between third countries		698,595		583,013
Current account debtors		175,659		186,515
Credit card debtors		88,513		107,766
Factoring transactions		628,546		603,354
Commercial lease transactions		1,782,081		1,822,495
Student loans		59,752		56,923
Other loans and accounts receivable		25,298		30,634
Subtotal		20,308,745		20,030,044
Mortgage loans:
Mortgage bonds		3,907		2,500
Endorsable mortgage mutual loans		14,604		11,327
Other mortgage mutual loans		11,242,986		12,132,671
Other loans and accounts receivable		160,825		164,270
Subtotal		11,422,322		12,310,768
Consumer loans:
Consumer loans in installments		3,115,069		3,182,932
Current account debtors		253,409		270,974
Credit card debtors		1,625,210		1,854,678
Consumer lease transactions		503		380
Other loans and accounts receivable		1,039		1,498
Subtotal		4,995,230		5,310,462
Total loans	Ch$	36,726,297	Ch$	37,651,274

The loan categories are as follows:

●	“Commercial Loans” are loans and accounts receivable from clients not included within the mortgage or consumer loans categories. Commercial loans are intended to meet financing needs of companies and entrepreneurs, including corporations, large companies, small and medium sized companies, microentrepreneurs and start-ups. Accordingly, commercial loans pursue to finance capital expenditures through commercial credits or leasing loans, trade finance operations, short-term financing through factoring loans and working capital needs by means of credit lines granted to our customers.

●	“Mortgage Loans” include mortgage loans granted to individuals to acquire, expand, repair or build a home, issued as mortgage bonds, endorsable mortgage loans or by other methods. It also includes supplementary loans for the same purposes and bridge loans granted before the mortgage loan has been settled. This subcategory also includes residential real estate lease transactions and other accounts receivable.

●	“Consumer Loans” are all loans granted to individuals to be used for purchasing goods or services. These include different types of loans (either installments or revolving), as well as balances from credit card transactions or overdrafts on current accounts belonging to individuals. Consumer loans also include consumer lease transactions and other accounts receivable. Consumer loans do not include loans granted to finance business activities that the debtor is developing or that it may develop.

Maturity and Interest Rate Sensitivity of Loans as of December 31, 2023

The following table sets forth an analysis by type and time remaining to maturity of our loans as of December 31, 2023:

	Balances as of December 31, 2023		Due within 1 month		Due after 1 month but within 6 months		Due after 6 months but within 12 months		Due after 1 year but within 3 years		Due after 3 years but within 5 years		Due after 5 years but within 15 years		Due after 15 years
	(in millions of Ch$)
IFRS:
Commercial Loans:
Commercial loans	Ch$	15,500,934	Ch$	1,943,720	Ch$	3,494,105	Ch$	2,338,166	Ch$	3,453,785	Ch$	1,570,055	Ch$	2,576,201	Ch$	124,902
Chilean exports foreign trade loans		1,138,316		261,597		680,284		195,267		1,061		107		—		—
Accrediting foreign trade loans negotiated in terms of Chilean imports		94		94		—		—		—		—		—		—
Chilean imports foreign trade loans		583,013		132,108		435,470		15,431		4		—		—		—
Current account debtors		186,515		186,515		—		—		—		—		—		—
Credit card debtors		107,766		107,766		—		—		—		—		—		—
Factoring loans		603,354		354,255		247,910		1,189		—		—		—		—
Commercial lease transactions		1,822,495		58,951		232,124		240,802		653,251		290,397		345,403		1,567
Student loans		56,923		2,994		6,357		4,016		15,513		12,207		15,708		128
Other loans and accounts receivable		30,634		30,634		—		—		—		—		—		—
Subtotal		20,030,044		3,078,634		5,096,250		2,794,871		4,123,614		1,872,766		2,937,312		126,597
Mortgage Loans:
Mortgage bonds		2,500		109		460		562		654		212		503		—
Endorsable mortgage mutual loans		11,327		361		1,306		1,434		4,695		1,639		1,891		1
Mortgage mutual financed with mortgage bonds		—		—		—		—		—		—		—		—
Other residential lending		12,132,671		113,812		312,421		377,523		1,524,761		1,525,946		6,269,318		2,008,890
Residential lease transactions		—		—		—		—		—		—		—		—
Other loans and accounts receivable		164,270		2,491		2,701		3,005		6,028		8,742		95,166		46,137
Subtotal		12,310,768		116,773		316,888		382,524		1,536,138		1,536,539		6,366,878		2,055,028
Consumer Loans:
Consumer loans in installments		3,182,932		156,308		482,280		507,972		1,432,525		556,639		46,842		366
Current accounts debtors		270,974		270,974		—		—		—		—		—		—
Credit card		1,854,678		1,854,678		—		—		—		—		—		—
Consumer lease transactions		380		17		85		75		181		22		—		—
Other loans and accounts receivable		1,498		1,498		—		—		—		—		—		—
Subtotal		5,310,462		2,283,475		482,365		508,047		1,432,706		556,661		46,842		366
Total Loans	Ch$	37,651,274	Ch$	5,478,882	Ch$	5,895,503	Ch$	3,685,442	Ch$	7,092,458	Ch$	3,965,966	Ch$	9,351,032	Ch$	2,181,991

The following table sets forth a breakdown by variable and fixed rate of our outstanding loans due after one year as of December 31, 2023:

	As of December 31, 2023
	(in millions of Ch$)
IFRS:
Variable rate
Ch$	Ch$	222,097
UF		729,299
Foreign currency		392,620
Subtotal		1,344,016
Fixed rate
Ch$		5,160,869
UF		15,980,438
Foreign currency		106,124
Subtotal		21,247,431
Total	Ch$	22,591,447

Foreign Country Outstanding Loans

Our cross-border outstanding loans are principally trade-related. These loans include loans granted to foreign financial institutions or foreign corporations, some of which are guaranteed by their Chilean parent company. The table below lists under IFRS the total amounts outstanding to borrowers in certain foreign countries as of the dates indicated, and thus does not include foreign trade-related loans to domestic borrowers.

	As of December 31,
	2022		2023
	(in millions of Ch$)
IFRS:
Argentina	Ch$	—	Ch$	—
Brazil		—		—
Canada		—		—
China		—		—
Colombia		1,287		1,326
Hong Kong		19,424		—
India		—		—
Mexico		—		—
Netherlands		—		—
Panama		—		—
Peru		5,465		13,467
Spain		3,368		6,464
Singapore		—		—
United Kingdom		—		—
United States		—		—
Total	Ch$	29,544	Ch$	21,257

As of December 31, 2023 and as of the date of this annual report, we did not have exposures associated with cross-border loans or contingent loans in Ukraine or Russia, whereas we have immaterial exposures (contingent loans) to Israeli financial institutions.

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

Transactions in which the total customer credit risk is more than Ch$27,592 million require approval from a credit committee, composed of three members of the board of directors and our chief executive officer. Transactions in which the total customer credit risk is equal to or less than Ch$27,592 million may be approved by other risk officers, depending on the amount involved, as follows:

Approved by	Limit in Ch$
Credit committee, including members of the board of directors	Up to legal limits
Executive Committee (Chairman, General Manager and Wholesale Credit Risk Divisions Manager/Retail Credit Risk and Global Risk Control Division Manager)	up to Ch$27,592 million
Senior Risk Committee (Chairman, General Manager and Wholesale Credit Risk Divisions Manager/Retail Credit Risk and Global Risk Control Division Manager). Approved by two of the three.	up to Ch$18,395 million
Wholesale Credit Risk Divisions Manager, Manager of the Corporate Division/Commercial Division Manager.	up to Ch$14,716 million
Corporate Credit Risk Area Manager and Corporate Division Manager	up to Ch$12,876 million
Corporate Credit Risk Area Deputy Manager and Corporate Banking Area Manager	up to Ch$11,037 million
Large Companies Risk Area Deputy Manager, Large Companies Area Manager	up to Ch$7,358 million
Zonal Risk Manager and Large Companies Group Manager	up to Ch$3,679 million
Risk Officer, Large Companies Group Manager	up to Ch$2,207 million
Risk Department Heads	up to Ch$1,472 million
Zonal Managers	up to Ch$368 million

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

Analysis of Our Loan Classification

The following tables provide statistical data under IFRS regarding the classification of our loans as of the dates indicated. As discussed above, our risk analysis system requires the classification of all of our loans.

	As of December 31, 2022
	Stage 1		Stage 2		Stage 3		POCI		Total Loans		Classification percentage
Bank’s Credit Rating:	(in millions of Ch$, except percentages)
Commercial Loans
Individual
A1	Ch$	9,378	Ch$	—	Ch$	—	Ch$	—	Ch$	9,378	0.06%
A2		1,911,198		—		—		—		1,911,198	12.36
A3		2,486,122		—		—		—		2,486,122	16.08
A4		3,174,267		18		—		—		3,174,285	20.52
A5		4,450,570		1,781		—		—		4,452,351	28.79
A6		2,904,333		21,107		—		—		2,925,440	18.92
Normal Portfolio		14,935,868		22,906		—		—		14,958,774	96.73
B1		—		165,979		—		—		165,979	1.07
B2		—		51,990		—		—		51,990	0.34
B3		—		56,550		—		479		57,029	0.37
B4		—		12,086		—		82		12,168	0.08
Substandard Portfolio		—		286,605		—		561		287,166	1.86
C1		—		—		43,461		590		44,051	0.28
C2		—		—		50,013		32		50,045	0.32
C3		—		—		28,522		32		28,554	0.18
C4		—		—		35,529		42		35,571	0.23
C5		—		—		14,626		186		14,812	0.10
C6		—		—		46,629		59		46,688	0.30
Non-Complying Portfolio		—		—		218,780		941		219,721	1.41
Subtotal individual loans		14,935,868		309,511		218,780		1,502		15,465,661	100.00
Group
Normal portfolio		4,232,711		299,345		1,302		304		4,533,662	93.61
Non-complying portfolio		—		—		308,057		1,365		309,422	6.39
Subtotal group loans		4,232,711		299,345		309,359		1,669		4,843,084	100.00
Total Commercial Loans		19,168,579		608,856		528,139		3,171		20,308,745
Residential Mortgage Loans
Group
Normal portfolio		10,490,690		722,028		4,444		—		11,217,162	98.20
Non-complying portfolio		—		—		205,160		—		205,160	1.80
Subtotal group loans		10,490,690		722,028		209,604		—		11,422,322	100.00
Total Residential Mortgage Loans		10,490,690		722,028		209,604		—		11,422,322
Consumer Loans
Group
Normal portfolio		4,304,927		460,669		3,867		186		4,769,649	95.48
Non-complying portfolio		—		—		223,800		1,781		225,581	4.52
Subtotal group loans		4,304,927		460,669		227,667		1,967		4,995,230	100.00
Total Consumer Loans		4,304,927		460,669		227,667		1,967		4,995,230
Total Individual Loans		14,935,868		309,511		218,780		1,502		15,465,661	42.11
Total Group Loans		19,028,328		1,482,042		746,630		3,636		21,260,636	57.89
Total Loans	Ch$	33,964,196	Ch$	1,791,553	Ch$	965,410	Ch$	5,138	Ch$	36,726,297	100.00%
Percentage Individual classified		43.98%		17.28%		22.66%		29.23%		42.11%	—

	As of December 31, 2023
	Stage 1		Stage 2		Stage 3		POCI		Total Loans		Classification percentage
Bank’s Credit Rating:	(in millions of Ch$, except percentages)
Commercial Loans
Individual
A1	Ch$	2,824	Ch$	—	Ch$	—	Ch$	—	Ch$	2,824	0.02%
A2		1,519,764		—		—		—		1,519,764	10.03
A3		2,553,172		—		—		—		2,553,172	16.85
A4		3,141,587		—		—		—		3,141,587	20.74
A5		4,387,853		9,028		—		—		4,396,881	29.02
A6		2,993,822		33,965		—		—		3,027,787	19.99
Normal Portfolio		14,599,022		42,993		—		—		14,642,015	96.65
B1		—		159,825		—		—		159,825	1.05
B2		—		45,732		—		—		45,732	0.30
B3		—		26,318		—		2,649		28,967	0.19
B4		—		6,255		—		3		6,258	0.04
Substandard Portfolio		—		238,130		—		2,652		240,782	1.58
C1		—		—		70,527		201		70,728	0.47
C2		—		—		78,222		204		78,426	0.52
C3		—		—		23,945		24		23,969	0.16
C4		—		—		29,491		76		29,567	0.19
C5		—		—		19,018		220		19,238	0.13
C6		—		—		44,729		744		45,473	0.30
Non-Complying Portfolio		—		—		265,932		1,469		267,401	1.77
Subtotal individual loans		14,599,022		281,123		265,932		4,121		15,150,198	100.00
Group
Normal portfolio		4,144,669		350,612		2,112		78		4,497,471	92.16
Non-complying portfolio		—		—		377,682		4,693		382,375	7.84
Subtotal group loans		4,144,669		350,612		379,794		4,771		4,879,846	100.00
Total Commercial Loans		18,743,691		631,735		645,726		8,892		20,030,044
Residential Mortgage Loans
Group
Normal portfolio		11,150,943		884,563		6,136		—		12,041,642	97.81
Non-complying portfolio		—		—		269,126		—		269,126	2.19
Subtotal group loans		11,150,943		884,563		275,262		—		12,310,768	100.00
Total Residential Mortgage Loans		11,150,943		884,563		275,262		—		12,310,768
Consumer Loans
Group
Normal portfolio		4,447,346		578,426		3,971		81		5,029,824	94.72
Non-complying portfolio		—		—		279,232		1,406		280,638	5.28
Subtotal group loans		4,447,346		578,426		283,203		1,487		5,310,462	100.00
Total Consumer Loans		4,447,346		578,426		283,203		1,487		5,310,462

Total Individual Loans		14,599,022		281,123		265,932		4,121		15,150,198	40.24
Total Group Loans		19,742,958		1,813,601		938,259		6,258		22,501,076	59.76
Total Loans	Ch$	34,341,980	Ch$	2,094,724	Ch$	1,204,191	Ch$	10,379	Ch$	37,651,274	100.00%

Percentage Individual classified		42.51%		13.42%		22.08%		39.71%		40.24%	—

Classification of Loan Portfolio

Information about the classification of our loan portfolio is presented in Note 11 (c) to our audited consolidated financial statements as of and for the year ended December 31, 2023 appearing elsewhere in this annual report.

Analysis of Substandard and Past-due loans

The following table analyzes our substandard loans, total past-due loans and allowances for loan losses existing at the dates indicated under IFRS.

	Year Ended December 31,
	2021		2022		2023
	(in millions of Ch$, except percentages)
IFRS:
Total Loans	Ch$	34,265,873	Ch$	36,726,297	Ch$	37,651,274
Impaired loans		953,793		965,410		1,204,191
Impaired loans as a percentage of total loans		2.78%		2.63%		3.20%
Total past-due loans
To the extent secured(2)		132,411		159,245		242,636
To the extent unsecured		175,285		273,547		349,317
Total past-due loans		307,696		432,792		591,953
Total past-due loans as a percentage of total loans
To the extent secured(2)		0.39%		0.43%		0.64%
To the extent unsecured		0.51		0.74		0.93
Total past-due loans as a percentage of total loans		0.90		1.17		1.57
Allowance for loan losses as a percentage of:
Total loans		1.97		2.24		1.89
Past-due loans		218.88		189.84		119.97
Unsecured past-due loans		384.23%		300.35%		203.31%

(1)	All references to Total Past-due loans in the table above refer as to Total Past-due loans (90 days or more) including interests and principal.
(2)	Collateral generally consists of mortgages on real estate, pledges of marketable securities, letters of credit or cash.

As of December 31, 2023, our past-due loans (loans 90-days or more past due) amounted to Ch$591,953 million, which represented a 36.8% annual increase when compared to the Ch$432,792 million recorded in 2022. These figures translated into past-due ratios (loans 90-days or more past due over total loans) of 1.17% in 2022 and 1.57% in 2023. A wide array of economic and business dynamics affecting customers from both retail and wholesale banking contributed to the increase experienced by delinquency, including: (i) the normalization of customers’ payment behavior after a period of non-recurrent factors that temporarily increased disposable income, such as the excess of liquidity seen in the economy during 2021 and 2022 due to both pension fund withdrawals and government aid packages to support individuals during the pandemic, which severely decreased during 2023 while translating into consumer and residential mortgage past-due indicators converging to mid-term levels, (ii) the impact of overall economic activity on the commercial dynamism of key sectors in which SMEs participate, such as commerce and services, among others, all leading to reduced turnover and deteriorated payment capacity, amid an environment of higher-than-normal interest rates and reduced support measures such as state-guaranteed loan programs, and (iii) the impact of subdued economic activity on the income-generating capacity of large companies, which coupled with specific business dynamics that adversely impacted credit risk profiles of certain industries, such as health service providers and the real estate and construction sector. For more information, see “Item 5. Operating Financial Review and Prospects—Results of Operations for the Years Ended December 31, 2021, 2022 and 2023—Provisions for Loan Losses” and “Item 3. Key Information—Risk Factors—Our exposure to certain segments of the retail market could lead to higher levels of total past-due loans and subsequent charge offs.”

Analysis of Allowances for Loan Losses

The following table analyzes our allowances for loan losses (excluding contingent loans and advances to banks) and changes in the allowances attributable to charge-offs, allowances established and allowances released:

	As of December 31,
	2021		2022		2023
	(in millions of Ch$, except percentages)
IFRS:
Allowances for expected credit losses at the beginning of the period	Ch$	836,107	Ch$	673,496	Ch$	821,609
Charge-offs		(241,221)		(265,479)		(434,427)
Debt Exchange		—		—		—
Loan portfolio acquisition		—		—		—
Sale of loans		(15,477)		(2,264)		(262)
Allowances for expected credit losses established		94,087		416,624		322,099
Foreign exchange adjustments		—		(768)		1,168
Allowances for expected credit losses at the end of the period	Ch$	673,496	Ch$	821,609	Ch$	710,187
Allowances for expected credit losses at the end of period as a percentage of total loans		1.97%		2.24%		1.89%
Changes in provisions for expected credit losses as a percentage of average loans		0.06		1.17		0.55
Nonaccrual loans as a percentage of total loans		0.00		0.00		0.01
Allowance for expected credit losses as a percentage of nonaccrual loans		0.00		48.92		74.60
Ratios of charge-offs to average balance:
Commercial loans		0.45		0.42		0.50
Mortgage loans		0.11		0.10		0.07
Consumer loans		3.70		3.73		6.39
Total loans		0.74%		0.75%		1.18%

During 2021, the Chilean economy recovered significantly from the contraction which was experienced in 2020 as a result of the COVID-19 pandemic. This recovery was reflected in the improvement of many macroeconomic metrics, including GDP, which expanded 11.7% in 2021 due to a sharp annual increase of 20.3% in household consumption. This factor was largely driven by extraordinary support measures for individuals adopted by the Chilean Government, which provided direct money transfers, and by the Chilean Congress, which approved three withdrawals from pension funds, both of which resulted in higher liquidity and disposable income of individuals. In addition, following a successful vaccination process and a decrease in rates of infection, mobility restrictions were gradually lifted in 2021, prompting a recovery in the business activity of diverse industries. Similarly, capital expenditures also improved by growing 17.6% in 2021. Based on these drivers, our loan portfolio posted an annual increase of 10.8%, which was the result annual growths of 11.8%, 10.2% and 7.6% in commercial, residential mortgage and consumer loans, respectively. The increase in commercial loans was produced, for the most part, by the renewed government-guaranteed program for SME and middle market companies in 2021 (Fogape-Reactiva) and, to a lesser extent, by the reactivation of postponed investment projects as a consequence of the pandemic in 2020. From the residential mortgage loans perspective, growth was influenced by both inflation and a demand for housing that continued to be decoupled from the economic drivers. Demand for consumer loans, however, was overall negatively affected during most of 2021 due to the excess of liquidity in the economy, which instead benefited payment behavior, although it did begin to show signs of recovery in the fourth quarter of 2021. In terms of allowances for expected credit losses, the improved macroeconomic environment and enhanced payment behavior positively impacted our forward-looking provisioning models and resulted in an annual decrease of Ch$162,611 million, from Ch$836,107 million in 2020 to Ch$673,496 million in 2021. This decline was the consequence of an annual decrease in the amount of Ch$425,072 million in gross provisions established for expected credit losses (excluding expected credit losses for off-balance contingent loans and advances to banks), due to: (i) economic growth relating to lower mobility restrictions associated with COVID-19 pandemic in 2021 as compared to 2020, benefiting both the financial condition of companies and the risk profile of individuals, and (ii) the positive effect of non-recurrent events, such as the three pension fund withdrawals and the fiscal aid package deployed by the government to address the economic effects of the COVID-19 pandemic, on individuals’ income, resulting in enhanced payment capacity of individuals and lower delinquency. In addition, as a direct consequence of the improved payment behavior of both individuals and companies, charge-offs decreased Ch$91,757 million in 2021when compared to 2020. Based on these factors, our risk index decreased from 2.70% in 2020 to 1.97% in 2021.

In 2022, the Chilean economy experienced similar trends to those observed in the global economy, such as a moderation in GDP growth, increased inflation and tightening of both the monetary and fiscal policy. This behavior was reflected by an increase of 2.4% in local GDP in 2022, which compares to the 11.7% annual growth rate recorded in 2021. This economic slowdown was the consequence of a significant deceleration in fiscal spending, household consumption and investment, which increased by only 4.1%, 2.9% and 2.8%, respectively, on an annual basis. These trends, in turn, were supported by a decrease in the liquidity surplus seen in the local economy in 2021 as a consequence of policies aimed at assisting people during the most challenging times of the pandemic and, more recently, the upward trend in interest rates and inflation, which reduced both borrowing from banks and individuals’ disposable income. Likewise, private investment seemed to be affected by uncertainty regarding the economic, political and social outlooks. Deceleration in government spending was primarily the result of lower social support to mitigate the economic effects of the COVID-19 pandemic. Based on these drivers, our loan portfolio managed to grow 7.2% in 2022 on an annual basis, below inflation, which negatively compared to the 10.8% recorded in 2021. The overall increase in 2022 was mostly attributable to the effect of inflation on UF-denominated commercial and residential mortgage loans, although in real terms (i.e., excluding the effect of inflation) these lending products decreased on an annual basis given a weakened demand in the context of higher long-term interest rates and expectations on increasing inflation. On the other hand, consumer loans increased 17.6% in 2022 when compared to 2021 as a result of normalized liquidity levels among individuals, which coupled with increased commercial efforts to reactivate this lending family. In terms of allowances, the negative impact of the prevailing macroeconomic environment was reflected by our forward-looking provisioning models, which resulted in an annual increase of Ch$148,113 million in allowances for expected credit losses, from Ch$673,496 million in 2021 to Ch$821,609 million in 2022. This figure was primarily influenced by an annual advance of Ch$322,537 million in gross provisions for expected credit losses (excluding expected credit losses for off-balance contingent loans and advances to banks), due to: (i) the normalization of main asset quality indicators converging to pre-pandemic levels, as a consequence of deteriorated customers’ payment capacity in 2022 when compared to 2021 that directly affected delinquency ratios at an industry level, and (ii) updated our provisioning models in order to take into consideration new pieces of information that provided more certainty regarding the evolution of COVID-19 pandemic and potential effects of global geopolitical conflicts. Lastly, charge-offs increased Ch$24,258 million, from Ch$241,221 million in 2021 to Ch$265,479 million in 2022, aligned with lower level of liquidity among customers and decreased purchasing power in 2022 when compared to 2021 as a result of the effect of higher inflation. Based on all of these factors, our risk index increased from 1.97% in 2021 to 2.24% in 2022.

In 2023, the Chilean economy deepened the deceleration observed in the previous year by evidencing a 0.2% GDP expansion. This performance was evidenced by annual contractions of 1.1% and 5.2% in private investment and household consumption, respectively, which were to some degree offset by an improved balance of trade (exports minus imports). Based on these drivers, our loan portfolio posted a moderate annual increase of 2.5% in nominal terms, reflecting a significant slowdown when compared to the 7.2% expansion recorded in 2022. The deceleration in our loan portfolio was primarily caused by a nominal annual contraction of 1.4% in commercial loans, largely due to the decline in private investment as a result of deteriorated business sentiment produced by the combination of diverse reforms that continued to be in pipeline, long-lasting approval processes for large-scale investment projects and long-term interest rates that remained at higher-than-normal levels. The decrease in commercial loans more than offset by: (i) a 7.8% expansion in residential mortgage loans, which was primarily influenced by a demand for housing that continued to be strong and decoupled from macroeconomic drivers, and (ii) a 6.3% annual expansion in consumer loans, which resulted from growth in credit cards related loans and deceleration in installment loans. In terms of allowances for expected credit losses, we experienced an annual decrease of Ch$111,422 million, from Ch$821,609 million in 2022 to Ch$710,187 million in 2023. This decline was the consequence of: (i) an annual increase of Ch$168,948 million in charge-offs, from Ch$265,479 million in 2022 to Ch$434,427 million in 2023, which was primarily concentrated in consumer loans, associated with loans for which we exhausted collection efforts while reaching the maximum delinquency periods as permitted by the regulation for purposes of writing off the past due loans, and (ii) a decrease of Ch$94,525 million in the amount of expected credit losses established (excluding expected credit losses for off-balance contingent loans, which are accounted as liability allowances), from Ch$416,624 million in 2022 to Ch$322,099 million in 2023, given the improvement evidenced in inputs used in our forward-looking models for expected credit losses on the grounds of better economic conditions expected for 2024 in comparison with the 2023. Based on these factors, our risk index decreased from 2.24% in 2022 to 1.89% in 2023.

For allowances for expected credit losses associated with impaired loans and with non-impaired loans, see Note 11(d) to our audited consolidated financial statements as of and for the year ended December 31, 2023 appearing elsewhere in this annual report.

Loans are written-off when the collection efforts have been exhausted but not later than the maximum periods as follows:

Type of Loan	Term
Consumer loans with or without collateral	6 months
Other transactions without collateral	24 months
Commercial loans with collateral	36 months
Residential mortgage loans	48 months
Consumer leases	6 months
Other non-real estate lease transactions	12 months
Real estate leases (commercial or residential)	36 months

The following table presents the charge-offs breakdown by loan category:

	Year ended December 31,
	2021		2022		2023
	(in millions of Ch$)
IFRS:
Commercial loans	Ch$	84,135	Ch$	83,957	Ch$	100,077
Mortgage loans		10,712		11,046		8,724
Consumer loans		146,374		170,476		325,626
Total	Ch$	241,221	Ch$	265,479	Ch$	434,427

Loan recoveries are presented in Note 39 to our audited consolidated financial statements as of and for the year ended December 31, 2023 appearing elsewhere in this annual report. The table below sets forth a summary of loan recoveries by type of loan:

	Year ended December 31,
	2021		2022		2023
	(in millions of Ch$)
IFRS:
Commercial loans	Ch$	15,480	Ch$	26,554	Ch$	19,660
Mortgage loans		7,922		10,481		11,716
Consumer loans		47,005		28,705		32,880
Subtotal		70,407		65,740		63,256
Recoveries and sales of loan reacquired from the Central Bank		—		—		—
Total	Ch$	70,407	Ch$	65,740	Ch$	63,256
Total Recoveries as a percentage of average loans		0.22%		0.19%		0.17%

The following tables classify our past-due loans based on the borrower’s payment performance for each of the last two years:

	Year ended December 31, 2022
	Commercial Loans		Consumer Loans		Mortgage Loans		Total
	(in millions of Ch$)
IFRS:
Past due loans — 90 days to 6 months	Ch$	58,645	Ch$	85,944	Ch$	30,453	Ch$	175,042
Past due loans — 6 months to 12 months		83,457		—		27,559		111,016
Past due loans — 12 months to 24 months		84,598		—		20,773		105,371
Past due loans — 24 months to 36 months		21,719		—		8,889		30,608
Past due loans — 36 months to 48 months		—		—		10,755		10,755
Past due Loans	Ch$	248,419	Ch$	85,944	Ch$	98,429	Ch$	432,792

	Year ended December 31, 2023
	Commercial Loans		Consumer Loans		Mortgage Loans		Total
	(in millions of Ch$)
IFRS:
Past due loans — 90 days to 6 months	Ch$	94,784	Ch$	101,342	Ch$	38,534	Ch$	234,660
Past due loans — 6 months to 12 months		96,663		—		43,321		139,984
Past due loans — 12 months to 24 months		137,390		—		42,437		179,827
Past due loans — 24 months to 36 months		20,230		—		12,756		32,986
Past due loans — 36 months to 48 months		—		—		4,496		4,496
Past due Loans	Ch$	349,067	Ch$	101,342	Ch$	141,544	Ch$	591,953

Allocation of Allowances for Loan Losses

The following tables set forth the proportions of our required allowances for loan losses attributable to our commercial, consumer and residential mortgage loans under IFRS as of the dates indicated.

	As of December 31, 2022
	Allowance amount		Allowance amount as a percentage of each type of loans (1)	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans(2)
	(in millions of Ch$, except percentages)
IFRS:
Commercial loans	Ch$	321,467	1.58%	0.88%	55.30%
Consumer loans		449,496	9.00	1.22	13.60
Residential mortgage loans		50,646	0.44	0.14	31.10
Total allocated allowances	Ch$	821,609	2.24%	2.24%	100.00%

(1)	The last row represents the weighted average of allowance amount over total loans regardless the type of loan.
(2)	Based on our loan classification
	As of December 31, 2023
	Allowance amount		Allowance amount as a percentage of each type of loans (1)	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans(2)
	(in millions of Ch$, except percentages)
IFRS:
Commercial loans	Ch$	259,641	1.30%	0.69%	53.20%
Consumer loans		417,044	7.85	1.11	14.10
Residential mortgage loans		33,502	0.27	0.09	32.70
Total allocated allowances	Ch$	710,187	1.89%	1.89%	100.00%

(1)	The last row represents the weighted average of allowance amount over total loans regardless the type of loan
(2)	Based on our loan classification

The following table sets forth our charge-offs for 2021, 2022 and 2023 by major economic sector and provides further detail of charge-offs that have already been described in the previous discussion of allowances for loan losses:

	Year Ended December 31,
	2021		2022		2023
	(in millions of Ch$)
IFRS:
Commercial:
Agriculture	Ch$	11,316	Ch$	9,874	Ch$	13,018
Mining		658		1,424		1,078
Manufacturing		14,392		5,822		5,135
Construction		6,834		7,450		7,931
Commerce		15,530		16,436		23,858
Transport		4,350		10,383		6,257
Financial services		21,544		25,812		36,832
Community		9,511		6,756		5,968
Subtotal:	Ch$	84,135	Ch$	83,957	Ch$	100,077
Consumer loans		146,374		170,476		325,626
Mortgage loans		10,712		11,046		8,724
Total	Ch$	241,221	Ch$	265,479	Ch$	434,427

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

	As of December 31,
	2022		2023
IFRS:	(in millions of Ch$)
Current accounts	Ch$	11,172,137	Ch$	11,025,685
Other demand deposits		2,420,018		2,645,108
Savings accounts		407,746		355,725
Time deposits		13,723,090		14,979,565
Other term balance payables		228,151		202,906
Total	Ch$	27,951,142	Ch$	29,208,989

Maturity of Deposits

The following table sets forth information regarding the currency and maturity of our deposits on December 31, 2023, expressed in percentages, under IFRS. UF-denominated deposits are similar to Chilean peso-denominated deposits in all aspects, except that the principal is readjusted periodically based on the value of the UF.

	As of December 31, 2023
	Ch$	UF	Foreign Currency	Total
	(in percentage)
IFRS:
Demand deposits	49.63%	17.05%	49.27%	46.80%
Savings accounts	—	14.29	—	1.22
Time deposits:
Maturing within three months	46.97	46.62	45.91	46.80
Maturing after three but within six months	0.92	15.15	2.64	2.37
Maturing after six but within 12 months	2.34	6.14	1.89	2.60
Maturing after 12 months	0.14	0.75	0.28	0.21
Total time deposits	50.37	68.66	50.72	51.98
Total deposits	100.00%	100.00%	100.00%	100.00%

The following table sets forth information regarding the currency and maturity of deposits in excess of U.S.$100,000 as of December 31, 2023, under IFRS.

	As of December 31, 2023
	Ch$		UF		Foreign Currency		Total
	(in millions of Ch$)
IFRS:
Demand deposits	Ch$	5,178,481	Ch$	41,605	Ch$	1,569,254	Ch$	6,789,340
Savings accounts		—		95,996		—		95,996
Time deposits:
Maturing within three months		5,523,449		800,287		1,388,880		7,712,616
Maturing after three but within six months		176,756		314,263		94,371		585,390
Maturing after six but within 12 months		521,364		113,098		70,588		705,050
Maturing after 12 months		30,915		16,780		9,594		57,289
Total time deposits		6,252,484		1,244,428		1,563,433		9,060,345
Total deposits	Ch$	11,430,965	Ch$	1,382,029	Ch$	3,132,687	Ch$	15,945,681

The concept of uninsured deposits does not exist under Chilean regulatory reporting requirements. However, the General Banking Act does contemplate a guarantee by the Chilean Government of time deposits up to a certain amount. For more information, see “Item 4. Information on the Company——Regulation and Supervision——Deposit Insurance”.

Deposits in Foreign Countries

We also maintain deposits abroad, as needed to conduct our foreign trade transactions and manage liquidity. The table below lists the largest amounts of foreign deposits by country as of the dates indicated, under IFRS:

	As of December 31,
	2022		2023
	(in millions of Ch$)
IFRS:
Australia	Ch$	2,664	Ch$	3,563
Canada		4,417		4,413
China		4,668		6,620
Denmark		—		—
Finland		1,669		—
France		12,345		—
Germany		23,317		51,916
Japan		10,440		17,535
Mexico		901		1,286
Netherlands		—		—
Norway		1,129		287
Peru		118		96
Sweden		2,479		3,719
United Kingdom		24,990		27,501
United States		1,227,307		811,200
Total	Ch$	1,316,444	Ch$	928,136

As of December 31, 2023, and as of the date of this annual report, we do not have exposures associated with deposits either in Ukraine, Russia or Israel.

Short-Term Borrowings

The principal categories of our short-term borrowings are amounts borrowed under foreign trade lines of credit, domestic inter-bank loans and repurchase agreements. The table below presents the amounts outstanding, the average balance and the weighted average nominal interest rate for each period indicated by type of short-term borrowing under IFRS.

	As of December 31, 2021
	Year-End Balance		Average Balance		Weighted Average Nominal Interest Rate (1)
	(in millions of Ch$, except interest rate data)
IFRS:
Obligations by repurchase agreements and securities lending	Ch$	95,009	Ch$	140,600	0.67%
Central Bank borrowings		1,020,014		765,000	0.50
Borrowings from domestic financial institutions		—		3,965	—
Borrowings from foreign financial institutions		453,705		497,303	0.59
Commercial Papers		348,445		359,836	0.34
Other obligations		249,915		176,505	1.42
Total short-term borrowings	Ch$	2,167,088	Ch$	1,943,209	0.59%

(1)	Weighted Average Nominal Rate is calculated as the sum of total accrued interests for the type of security divided by the average balance for the same type of security during the reported period.

	As of December 31, 2022
	Year-End Balance		Average Balance		Weighted Average Nominal Interest Rate (1)
	(in millions of Ch$, except interest rate data)
IFRS:
Obligations by repurchase agreements and securities lending	Ch$	216,264	Ch$	184,448	8.59%
Central Bank borrowings		—		120,000	0.50
Borrowings from domestic financial institutions		2,699		503	—
Borrowings from foreign financial institutions		1,046,456		693,951	2.17
Commercial Papers		107,910		133,208	0.97
Other obligations		344,008		200,493	3.78
Total short-term borrowings	Ch$	1,717,337	Ch$	1,332,603	2.46%

(1)	Weighted Average Nominal Rate is calculated as the sum of total accrued interests for the type of security divided by the average balance for the same type of security during the reported period.

	As of December 31, 2023
	Year-End Balance		Average Balance		Weighted Average Nominal Interest Rate (1)
	(in millions of Ch$, except interest rate data)
IFRS:
Obligations by repurchase agreements and securities lending	Ch$	157,173	Ch$	141,312	10.74%
Central Bank borrowings		4,348,581		2,951,973	0.50
Borrowings from domestic financial institutions		—		—	—
Borrowings from foreign financial institutions		1,012,134		—	—
Commercial Papers		85,062		151,830	2.17
Other obligations		339,305		144,565	5.66
Total short-term borrowings	Ch$	5,942,255	Ch$	3,389,680	1.21%

(1)	Weighted Average Nominal Rate is calculated as the sum of total accrued interests for the type of security divided by the average balance for the same type of security during the reported period.

The following table presents the maximum month-end balances of our principal sources of short-term borrowings during the periods indicated:

	Maximum 2021 month-end balance		Maximum 2022 month-end balance		Maximum 2023 month-end balance
	(in millions of Ch$)
IFRS:
Investments sold under agreements to repurchase	Ch$	209,469	Ch$	268,280	Ch$	254,541
Central Bank borrowings		1,020,014		920,000		4,348,581
Borrowings from domestic financial institutions		6,556		2,699		872
Borrowings from foreign financial institutions	Ch$	618,461	Ch$	1,144,937	Ch$	1,233,805

Minimum Capital Requirements

For information on capital adequacy requirements, compliance and capital availability, see “Item 4. Information on the Company—Regulation and Supervision—Capital Adequacy Requirements” and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Adequacy Requirements”.

Item 4A Unresolved Staff Comments

None.

Item 5 Operating and Financial Review and Prospects

OPERATING RESULTS

Introduction

The following discussion should be read in conjunction with, and is entirely qualified by reference to, our audited consolidated financial statements as of and for the year ended December 31, 2023 appearing elsewhere in this annual report and “Item 4. Information on the Company—Selected Statistical Information.” Certain amounts (including percentage amounts) that appear in this annual report may not total due to rounding.

Unless otherwise indicated, the financial information included in this annual report with respect to 2021, 2022 and 2023 has been derived from financial statements that have been prepared in accordance with IFRS as issued by the IASB. See Note 2(a) to our audited consolidated financial statements as of and for the year ended December 31, 2023 appearing elsewhere in this annual report. IFRS differs in certain significant respects from Chilean GAAP. As a result, our financial information presented under IFRS is not directly comparable to any of our financial information presented under Chilean GAAP. Accordingly, readers should avoid such comparison.

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

Chilean Economy

In 2021, the Chilean economy showed a strong recovery, given both the low comparison base posed by 2020 and, more importantly, real economic growth, particularly driven by an increase in private consumption. According to figures reported by the Central Bank, GDP increased 11.3% in 2021 on an annual basis, which was primarily due to household spending increasing 21.0% as compared to 2020, principally as a result of extraordinary support measures for individuals adopted by both the Chilean Government, in the form of direct money transfers, and the Chilean Congress, which approved a total of three withdrawals from pension funds (and one from life annuities), two in 2020 and a third one in 2021, all of which had a significant impact on liquidity and disposable income of individuals. According to the Chilean Superintendency of Pensions, as of March 31, 2023 the Chilean Pension Funds managers had paid a total amount of approximately Ch$41,553,662 million (around U.S.$47,525 million) to pension fund participants. The higher liquidity among individuals had a direct positive impact on the purchasing power of individuals. Also, throughout 2021, the long-lasting mobility restrictions were gradually lifted as a significant part of the population became fully vaccinated and the contagion rates decreased steadily, reactivating diverse industries, particularly those associated with retail, mass consumption and services. As for investment expenditures (gross capital formation, namely, investment in infrastructure, machinery and equipment), overall capital expenditures also improved as depicted by a 16.0% growth in gross fixed capital formation. Similarly, government spending increased 14.1% in 2021 when compared to 2020, which was primarily fostered by increasing social demands from the Chilean population and efforts deployed by the administration to deal with the effects of the COVID-19 pandemic on the many economic sectors and for companies ranging from SMEs to large companies, as well as individuals that witnessed a sudden reduction on their monthly income. On the other hand, given the dynamics that boosted household consumption and investment, constrained inventories led the Chilean balance of trade (defined as exports minus imports) to record a deficit in 2021. Based on these trends, in 2021, the Chilean economy surpassed its pre-pandemic GDP level.

During 2022, the Chilean economy evidenced similar trends to those perceived on the global economy, such as moderation in GDP growth, increased inflation and tightening in both monetary and fiscal policy. According to the Chilean Central Bank, the local economy grew 2.1% in 2022 compared to the 11.3% annual growth rate recorded in 2021. The economic slowdown was the consequence of the economy’s overheating in 2021 that was driven by non-recurrent factors, which resulted in a significant contraction in fiscal spending in 2022 and the aggressive monetary policy deployed by the Central Bank in order to cope with inflation by increasing the reference interest rate sharply throughout the year, thereby constraining lending activity in all business segments. The moderate growth in GDP was driven by a significant slowdown in household consumption, which increased only 1.6% on an annual basis due to both the decrease in the liquidity surplus seen in the local economy in 2021 as a consequence of policies aimed at assisting people during the pandemic and, more recently, and the upward trend seen in interest rates and high inflation, which reduced both borrowing from banks and individuals’ disposable income. Similarly, government spending decelerated from 14.1% in 2021 to 6.5% in 2022, based on the end of extraordinary expenses associated with social support to mitigate the economic effects of the COVID-19 pandemic. Likewise, private investment (gross capital formation, namely, investment in infrastructure, machinery and equipment) recorded an annual increase of 3.9% in 2022 denoting a significant slowdown from 2021. This was the outcome of diverse factors including the level of long-term interest rates that remained high and also the political and economic uncertainty surrounding the constitutional process taking place in Chile, all factors contributing to the decision by companies to postpone long-term capital expenditures. Notwithstanding the lower GDP growth, however, inflation rose to an annualized 12.8% in 2022, measured as CPI variation, which was well above the medium-term monetary policy target of 3.0% defined by the Central Bank while representing the highest inflation rate experienced in Chile since 1991. The increase in local prices was the result of higher external prices for volatile categories, such as energy and commodities, as well as the depreciation of Chilean peso during most of 2022, which translated into a 15.9% annual increase in prices of tradable goods. Excluding food and energy prices, core inflation was also well above the target by increasing 8.6% on an annual basis. Based on the path taken by local prices, the Central Bank attempted to constrain local consumption and money supply by increasing the monetary policy interest rate from 4.00% in December 2021 to 11.25% in December 2022, which is the highest level since 1998.

During 2023, as reported by the Chilean Central Bank, the Chilean economy continued to decelerate, mainly due to the poor economic performance recorded in the first semester when GDP decreased 0.1% compared to the same period of 2022. Such decrease derived from a sharp decline in total consumption that was to some extent offset by moderate growth in private investment. The second half of the year reflected a more dynamic economic environment, mainly due to the ease of the monetary policy after inflation seemed to return to mid-term objectives. Based on these trends, the Chilean GDP economy grew 0.2% in 2023, which was primarily steered by the annual contraction of 5.2% in household consumption. The economy’s growth was adversely affected by: (i) the normalization of liquidity, particularly among individuals, following the end of the monetary supply excess seen during the pandemic as a result of special measures deployed by the Chilean Congress and the Government, which caused a sharp increase in disposable income during 2021 and 2022 while boosting household spending, and (ii) a strict monetary adjustment process to control inflation that took longer-than-expected and resulted in higher-than-normal interest rates throughout the year, as evidenced by a monetary policy rate that evolved from 11.25% in December 2022 (the highest since 1998) to 8.25% in December 2023, and (iii) an increase in unemployment that averaged 8.7% in 2023 when compared to 7.9% in 2022. To a lesser degree, private investment (gross fixed capital formation) recorded an annual decrease of 1.1% in 2023, in line with a business sentiment that remained negative during the year due to an uncertain political and economic outlook derived from: (i) the national referendum on December 17, 2023, by means of which the Chilean people rejected the new constitution draft, (ii) reforms sponsored by the government in different economic fields, including the pension system, the healthcare system and the tax system, (iii) lengthy approval procedures for large-scale projects, and (iv) high interest rates, which resulted in increased costs for capital expenditures. On the other hand, the Chile’s trade balance contributed positively to GDP growth, mainly due to the decrease of 12.0% recorded by total imports, while exports remained stable by recording an annual decline of only 0.3%. To a lesser degree, the fiscal spending continued to slow down by recording a moderate annual expansion of 1.7% in 2023, because of the government attempts to improve the fiscal balance after periods of higher-than-expected spending intended to cover social needs during and immediately after the pandemic.

Inflation

In the past, Chile has experienced high levels of inflation that affected private consumption, consumer sentiment, financial conditions and the results of various companies. Nevertheless, since the 1990s, inflation has kept under control through responsible monetary policy carried out by an independent Central Bank and the adoption of a successful inflation target policy. Thus, in Chile inflation is correlated to both local economic dynamics and external factors.

During 2021, CPI increased 7.2% as a result of diverse inflationary pressures coming from both the local and external fronts. From the local perspective, a high demand for durable and non-durable goods was triggered due to excess of liquidity present in the whole economy as a consequence of the effect of the three pension fund withdrawals approved by the government plus one withdrawal from life annuities (rentas vitalicias) from life insurance companies, as mentioned earlier. This excess of liquidity meant a significant improvement in individuals’ disposable income, which translated into higher-than-expected consumption that was not met by aggregate supply. Likewise, in 2021, the Chilean peso recorded an annual depreciation of 19.8% against the U.S. dollar, mainly attributable to the uncertainty caused by local economic events in the capital market, such as the aforesaid pension fund withdrawals, and political uncertainty associated with the presidential elections held in November and December 2021, all of which contributed to significant spikes in the prices of imported goods. From the external perspective, the sharp increase in the price of oil and also the constraints experienced in the global supply chain contributed to an increase in overall prices in the economy.

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

In 2023, inflation gradually began to converge to the mid-point of the target range of 2.0% to 4.0% set by the Chilean Central Bank. Accordingly, on December 31, 2023, the inflation rate, measured as 12-month CPI variation, was 3.9% while on December 31, 2022, the inflation rate was 12.8%. This decline had to do with various factors, such as: (i) the lagged effects of the tightening monetary policy deployed by the Chilean Central Bank that resulted in a monetary policy interest rate that remained well above the neutral level for longer-than-expected although evolving from 11.25% in December 2022 to 8.25% in December 2023, which had a direct effect on household spending by increasing the cost of borrowing and promoting short-term saving, particularly among individuals, (ii) the average appreciation of 3.5% of the Chilean peso against the U.S. dollar, exchange rate when compared to 2022, which translated into a favorable pass-through effect to local prices, and (iii) lower inflationary pressures from external price that benefited prices of imported goods.

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

UF Denominated Assets and Liabilities. The UF is revalued in monthly cycles. On each day in the period beginning the tenth day of the current month through the ninth day of the next month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect each day a pro rata amount of the prior calendar month’s change in the CPI as published by the Chilean National Statistics Institute. One UF was equal to Ch$35,110.98 as of December 31, 2022 and Ch$36,789.36 as of December 31, 2023. The effect of any changes in the nominal peso value of our UF denominated assets and liabilities are reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest revenue and expense. Our net interest income will be positively affected by inflation (and negatively affected by deflation) to the extent that our average UF denominated assets exceed our average UF denominated liabilities, while our net interest income will be negatively affected by inflation (and positively affected by deflation) when average UF denominated liabilities exceed our average UF denominated assets. Our average UF denominated assets exceeded our average UF denominated liabilities by Ch$9,705,081 million (U.S.$11,415.06 million) as of December 31, 2022 and Ch$9,133,131 million (U.S. $10,445.62 million) as of December 31, 2023. These figures exclude positions in derivatives. See “Item 4. Information on the Company—Selected Statistical Information.”

Peso-Denominated Assets and Liabilities. Interest rates in Chile tend to reflect the prevailing inflation rate and expectations regarding future inflation. The sensitivity of our peso denominated interest earning assets and interest-bearing liabilities to the inflation rate may vary. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Overview Interest Rates.” We maintain a substantial amount of noninterest-bearing, peso denominated current accounts and other demand deposits. The ratio of such deposits to average interest-bearing peso denominated liabilities was 96% during the year ended December 31, 2022 and 74% during the year ended December 31, 2023. Since a large part of such deposits are not indexed to inflation, even a slight decline in the rate of inflation may adversely affect our net interest margin on assets funded with such deposits and even a slight increase in the rate of inflation may increase the net interest margin on such assets. See “Item 4. Information on the Company—Selected Statistical Information—Interest Earning Assets and Net Interest Margin.”

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

Since our liabilities generally re-price faster than our assets, changes in the rate of inflation or short-term interest rates are reflected in the nominal interest rates we pay on our liabilities before they are reflected in the nominal interest rates we earn on our assets. Accordingly, our net interest margin on assets and liabilities is usually adversely affected in the short-term by increases in short-term nominal interest rates and benefits in the short-term from decreases in short-term nominal interest rates, although the existence of noninterest-bearing peso-denominated demand deposits tends to mitigate both effects. See “—Inflation—Peso-Denominated Assets and Liabilities.” In addition, because our peso-denominated liabilities have relatively short re-pricing periods, those liabilities generally are more sensitive to changes in inflation or short-term interest rates than our UF-denominated liabilities. As a result, during periods when current inflation exceeds the previous month’s inflation, customers often switch funds from peso-denominated deposits to more expensive UF-denominated deposits, thereby adversely affecting our net interest margin.

Following the effects of the economic downturn caused by COVID-19 pandemic, by December 31, 2020, the Chilean Central Bank had taken the monetary policy interest rate from 1.75% (prior to the pandemic) to 0.5% primarily given the Central Bank’s commitment to ensure liquidity in the local economy by providing low-cost funding to local banks in order to promote lending and household consumption. The monetary policy interest rate remained at 0.5% until July 2021, when the Chilean Central Bank implemented a series of increases, taking the monetary policy interest rate to 4.00% by the end of 2021, to control the inflationary pressures that arose in the local economy as a result of non-recurrent factors (pension funds withdrawals and soaring external prices). In 2022, the Central Bank took the monetary policy rate from 4.00% in December 2021 to 11.25% in December 2022 attempting to control increasing inflation by restricting consumption and increasing the cost of borrowing. In 2023, the Central Bank kept the monetary policy rate unchanged during the first half of the year since inflation was still well above the mid-term target of 2.0% to 4.0%. This clear contractionary bias resulted in a sharp decline of 4.2% in the aggregate demand, primarily fostered by a decrease of 5.2% in household consumption. At the end of July 2023, however, as 12-month inflation began to show clear signs of retreat, the Chilean Central Bank carried out a first cut amounting to 100 basis points, followed by further decreases of 75 basis points and 50 basis points in September and October 2023, respectively. Afterwards, in December 2023 the Central Bank’s board decided a further cut of 100 basis points as market expectations on inflation had anchored at 3.0%, from which the reference rate ended the year at 8.25%. As of the date of this annual report, the monetary policy interest rate is 6.5% after two consecutive cuts of 100 basis points and 75 basis points carried out by the Central Bank on January 31 and Abril 2, 2024, respectively. For 2024, the Central Bank has stated that the monetary policy interest rate should continue converging to the neutral levels by December 2024 as long as inflation continues to decrease towards the midpoint of the target range.

According to information published by the Central Bank, the average annual short-term nominal interest rate, based on the rate paid by Chilean financial institutions for 90 to 360 days Chilean peso-denominated deposits, was 1.71% in 2021, 9.25% in 2022 and 9.83% in 2023, levels that have been highly influenced by the trend followed by the monetary policy interest rate. For the same reason, the average interest rate paid by Chilean financial institutions for 90 to 360 days Chilean peso-denominated deposits in the three-month period ended on March 31, 2024 was 6.62%.

The average annual long-term nominal interest rate, based on the interest rate of the ten-year Chilean peso-denominated bonds in the secondary market, issued by both the Central Bank and the Chilean Government, was 4.36% in 2021, 6.26% in 2022 and 5.66% in 2023. In 2023, long-term interest rates remained relatively stable until July while beginning to rise steadily until October, mainly due to: (i) uncertainty arising from the constitutional reform process, (ii) various statements made by members of the United States Federal Reserve, regarding the expected trajectory of the FED Fund rate, and (iii) sovereign debt placements carried out by the government overseas at interest rates levels above the prevailing levels observed in the local market at that point, which temporarily resulted in upside correction of market agents’ expectations. Subsequently, from November onwards, with inflation expectations anchored to the Central Bank’s target and on the grounds of reduced regarding the constitutional referendum, rates recorded a sharp decrease by the end of the year. Accordingly, the average interest rate of ten-year Chilean peso denominated bonds, issued by both the Central Bank and the Chilean Government, slightly increased from 5.34% in December 2022 to 5.48% in December 2023, reaching 5.77% in March 2024. In the three-month period ended on March 31, 2024, the interest rate for the same Central Bank and Chilean Government bonds averaged 5.59%.

Chilean Stock Market

During 2023, the S&P/CLX IPSA, a selective stock market price index composed of the 30 most traded Chilean stocks, showed an overall upward trend following the recovery experienced in 2022. As of December 29, 2023 (last trading date), the S&P/CLX IPSA reached a level of 6,197.8 points, which represented an annual increase of 17.8% as compared to the 5,261,9 points recorded as of December 30, 2022 (last trading date), according to data provided by Bloomberg. The annual growth in the S&P/CLX IPSA index was the result of many factors including: (i) the outcome of the first constitutional referendum in September 2022 and positive market expectations on the result of the second constitutional referendum held on December 17, 2023, which reduced political uncertainty, (ii) the expected path for local short-term interest rates once inflation began to decline in the second half of the year, which actually resulted in a monetary policy interest rate decrease, from 11.25% in December 2022 to 8.25% in December 2023, that boosted a sharp recovery in the equity market over the last two months of 2023, and (iii) the influence of certain stocks over the overall index, particularly given specific dynamics affecting the lithium-related industry. During the first quarter of 2024, the S&P/CLX IPSA has shown a moderate overall growth of 7.2% year-to-date by reaching 6,643.8 points on March 28, 2024 (latest trading date). This outcome derived from mixed factors, such as: (i) improved expectations on the local economic outlook, (ii) favorable forecasts on a more marked downward correction of short-term interest rates based on the potential path to be followed by inflation and consequently faster adjustment in the monetary policy interest rate by the Central Bank, and (iii) a still uncertain scenario for the final outcome of reforms sponsored by the government.

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

Impacts of COVID-19 in 2023

Countries responded to the outbreak of the COVID-19 pandemic by taking various measures including imposing quarantines and travel restrictions, suspending certain economic activities, and providing COVID-19 vaccines. As of the date of this annual report, although the peak of the impact appears to have passed, variant strains of the virus continue to appear sporadically, and reignite occasional concerns related to the impact of COVID-19 on international trade, travel, employee productivity, employee illness, increased unemployment levels, securities markets, and other economic activities.

In terms of the lingering effects of COVID-19 on our results of operations and financial condition, our financial performance in 2023 was impacted by second-round effects of decisions made by authorities in the context of COVID-19 on macroeconomic variables. Therefore, the main drivers supporting our performance in 2023 were as follows:

●	Our loan portfolio grew 2.5% in nominal terms in 2023, which denoted negative real growth if adjusted for inflation. This performance was the consequence of lower-than-expected growth in residential mortgage loans (7.8%) and consumer loans (6.3%), and an annual decrease of 1.4% in commercial loans, all in nominal terms. Overall, the slowdown evidenced by lending activity was prompted by subdued economic growth marked by both deteriorated business sentiment that resulted in lower private investment, due to uncertainty regarding potential reforms, and constrained consumption due to interest rates that remained well above the levels seen before the pandemic.

●	From the funding perspective, during 2023, we witnessed a convergence to a normalized structure characterized by demand deposits and time deposits balances that returned to long-term proportions relative to total loans. Accordingly, despite moderate balance sheet growth, during 2023, we were more active in terms of long-term bond placements, particularly in the local market. Regarding the FCIC facility provided by the Central Bank during the pandemic, we repaid the first installment amounting to Ch$2,924,800 million on March 31, 2024 and the second installment amounting to Ch$1,423,600 million is scheduled to be repaid on July 1, 2024. We did not require to raise funds to afford the repayment in 2023 and are not expecting to require to raise funds for the 2024 repayment, since we have accumulated enough liquid assets to collateralize this obligation in advance.

●	In terms of results, our net income was Ch$1,347,027 million, representing a 5.0% decrease when compared to the Ch$1,445,801 million recorded in 2022. From the revenues perspective, the main lingering effect of the pandemic was related to higher-than-normal interest rates, which continued to benefit the contribution of demand deposits to our funding cost while allowing improved performance from the management of interest rate gaps by our treasury. These factors enabled us to cope with the significant decrease in inflation towards normalized levels. From the credit risk point of view, we also experienced a sharp decrease in expected credit losses since payment behavior normalized in 2023 and the economic expectations seem to be more positive for 2024.

For more information regarding potential economic or regulatory factors that could affect our results of operations or financial condition, see “Item 3. Key Information—Risk Factors—Pandemics, epidemics, and other diseases and health events may affect both the global and the Chilean economy, our business or results of operations and our financial condition” and “Item 5. Operating and Financial Review and Prospects—Trend Information—Impact of COVID-19.”

Critical Accounting Policies

We prepare our audited consolidated financial statements in accordance with IFRS as issued by the IASB. Note 2 of our audited consolidated financial statements as of and for the year ended December 31, 2023, which are included in this annual report, contains a summary of our significant accounting policies.

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

Also, for a further description of our policy regarding allowances for loan losses, see Note 2(i)(viii)(2) to our audited consolidated financial statements as of and for the year ended December 31, 2023 appearing elsewhere in this annual report.

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

The objective of using a valuation technique is to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants and the measurement date under current market conditions. Three widely used valuation techniques are:

●	Market approach — uses prices and other relevant information generated by market transactions involving identical or comparable (similar) assets, liabilities, or a group of assets and liabilities (e.g., a business).

●	Cost approach — reflects the amount that would be required currently to replace the service capacity of an asset (current replacement cost).

●	Income approach — converts future amounts (cash flows or income and expenses) to a single current (discounted) amount, reflecting current market expectations about those future amounts.

In some cases, a single valuation technique will be appropriate, whereas in others multiple valuation techniques will be appropriate. The objective of a fair value measurement is to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions. A fair value measurement requires an entity to determine all of the following:

●	the particular asset or liability that is the subject of the measurement (consistently with its unit of account).

●	the principal (or most advantageous) market for the asset or liability.

●	the valuation technique(s) appropriate for the measurement, considering the availability of data with which to develop inputs that represent the assumptions that market participants would use when pricing the asset or liability and the level of the fair value hierarchy within which the inputs are categorized. For more information regarding the accounting principles associated with the valuation of financial assets and liabilities, see Note 2(h) to our audited consolidated financial statements as of and for the year ended December 31, 2023 appearing elsewhere in this annual report. Also, for a further description of our internal fair value classification, see Note 41 to our audited consolidated financial statements as of and for the year ended December 31, 2023 appearing elsewhere in this annual report.

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

The accounting treatment of loan modifications had a no material effect on our results or financial condition neither for the year ended December 31, 2022 nor the year ended December 31, 2023.

Amendments to Financial Reporting Standards in 2023

The accounting policies followed in 2023 are consistent with those prevailing in the previous financial year. The following amendments, corresponding to IFRS enhancements, did not have any impact on our accounting policies, financial position or results of operations:

●	Amendments to IAS 1 require companies to disclose material information in order to improve the disclosures of their accounting policies and provide useful information to investors and other users of financial statements.

●	Amendments to IAS 8 revise the definition of accounting estimates to better enable entities to differentiate changes in accounting estimates from changes in accounting policies.

●	Amendments to IAS 12 refine the guidelines for accounting deferred taxes on transactions such as leases and decommissioning obligations. By clarifying the treatment of deferred taxes related to assets and liabilities from a single transaction, these amendments ensure entities correctly account for income tax, particularly deferred tax.

Results of Operations for the Years Ended December 31, 2021, 2022 and 2023

The consolidated financial information presented in this section for the years ended December 31, 2021, 2022 and 2023 has been audited and prepared in accordance with IFRS. In addition, to the extent that it is available and because we believe it is useful in analyzing our results, we have included information classified by the business segments that we use for internal reporting purposes.

Net Income

The following table sets forth the principal components of our net income, as detailed in our audited consolidated financial statements for the years ended December 31, 2021, 2022 and 2023:

	For the Year Ended December 31,						% Increase (Decrease)
	2021		2022		2023		2021/2022	2022/2023
	(in millions of Ch$, except percentages)
IFRS:
Net interest and UF indexation income	Ch$	1,574,022	Ch$	2,266,129	Ch$	1,920,792	44.0%	(15.2)%
Net fees and commissions income		455,028		522,132		534,032	14.7	2.3
Other income (loss), net		195,821		354,362		561,764	81.0	58.4
Expected credit losses		(19,172)		(412,130)		(201,944)	2,049.6	(51.0)
Operating expenses		(873,413)		(995,483)		(1,118,503)	14.0	12.4
Income before income taxes		1,332,286		1,735,010		1,696,141	30.2	(2.2)
Income taxes		(275,969)		(289,209)		(322,114)	4.8	11.4
Net income	Ch$	1,056,317	Ch$	1,445,801	Ch$	1,374,027	36.9%	(5.0)%

2022 and 2023: For the year ended December 31, 2023, our net income decreased by Ch$71,774 million or 5.0% from Ch$1,445,801 million in 2022 to the Ch$1,374,027 million recorded in 2023. This annual change was explained by:

●	An annual decrease of Ch$345,337 million or 15.2% in net interest income and income from UF indexation, from Ch$2,266,129 million in 2022 to Ch$1,920,792 million in 2023, mostly influenced by an annual decrease in the contribution of our UF-denominated net asset exposure due to lower inflation, which decreased from 13.1% in 2022 to 4.8% in 2023 (measured as UF variation), and lower average UF-denominated exposure, jointly explaining Ch$602,521 million of lower net interest and UF indexation income. This effect was partly offset by: (i) an annual increase of Ch$98,780 million in the contribution of demand deposits to our funding cost, highly related to the annual rise of average short-term local and foreign interest rates, in line with the increase of local and global reference interest rates in 2023 as central banks continued to deploy contractive monetary policies for most of 2023, which translated into an annual increase in the average local overnight rate, from 8.6% in 2022 to 10.5% in 2023, that more than offset the annual decrease of 13.4% in average demand deposits balances, (ii) an annual advance of Ch$78,627 million in income from loans (excluding the effect of inflation and net of funding), fostered by higher lending spreads, which coupled with a change in the portfolio mix towards lending products bearing higher margins, such as consumer loans that grew 11.5% on average, (iii) an annual advance of Ch$53,802 million from the administration of term and interest rates gapping (excluding fixed-income held-for-trading positions), and (iv) an annual increase of Ch$34,334 million in margin from time deposits on the grounds of improved pricing strategies during 2023 and average balances growing 29.4% on an annual basis.

●	An annual increase of Ch$123,020 million or 12.4% in operating expenses, from Ch$995,483 million in 2022 to Ch$1,118,503 million in 2023. This annual change was related to: (i) an annual increase in personnel expenses, highly influenced by inflation and organizational changes made throughout 2022 and 2023, (ii) higher administrative expenses in connection with increased IT-related expenses, which coupled with additional expenses in fixed-asset maintenance (changes and upgrades made on our branches and ATMs locations) and outsourced services, (iii) greater depreciation and amortization of intangible assets, and (iv) an annual increase in other operating expenses.

●	An annual increase of Ch$32,905 million or 11.4% in income tax, from Ch$289,209 million in 2022 to Ch$322,114 million in 2023, which was highly influenced by the effect of lower inflation on equity, which is allowed to be deducted from the taxable base, in 2023 when compared to 2022. This effect was partly counterbalanced by lower income before income tax and the sale of instruments measured at fair value through other comprehensive income (FVTOCI) with cumulative losses in 2022.

These factors were partly offset by:

●	An annual decrease of Ch$210,186 million or 51.0% in provisions for expected credit losses, from Ch$412,130 million in 2022 to Ch$201,944 million in 2023, which was mostly the consequence of better expectations on the local economic outlook for the coming years, which resulted in lower expected losses given the forward-looking approach. These expectations should result in improved customers’ payment capacity, particularly in the Retail Banking segment. This effect was coupled with both, lower ECLs due to allowances release in 2023 when compared to 2022 explained by upgraded provisioning models, and lower impairment of financial assets measured at both, FVTOCI and amortized cost.

●	An annual growth of Ch$207,402 million or 58.4% in other income and loss net, from Ch$354,362 million in 2022 to Ch$561,764 million in 2023. This annual improvement was the result of: (i) higher net financial income from held-for-trading fixed-income securities as a result of the overall increase in interest rates accrued by these instruments given the annual increase in the average local overnight rate, (ii) an annual increase in net financial income from the sale of financial assets measured at FVTOCI due to a low comparison base posed by 2022, (iii) further other operating income driven by the release of non-credit related provisions and the change in the accounting treatment of income from collection services, and (iv) an annual increase in income from exchange, indexation and accounting hedging of foreign currency, fostered by both higher results from foreign exchange transactions on our off-balance sheet FX net asset position through hedging derivatives and higher income from the management of our foreign-currency intra-day position, effects that were partly offset by lower income from the on-balance FX net liability position.

●	An annual increase of Ch$11,900 million or 2.3% in fees and commissions, from Ch$522,132 million in 2022 to Ch$534,032 million in 2023, which was mostly explained by: (i) higher fees from insurance brokerage, in line with increased written premiums due to both strengthened consumer lending activity throughout the year and improved strategies on non-credit related insurances, and (ii) higher fees and commissions from transactional services related to higher use of credit cards (purchases, payments and cash withdrawals) by individuals as a result of both enhanced value offerings and post-pandemic growth in online purchases. These effects were partly offset by lower fees from collection services, which was completely explained by a change in the accounting treatment of income from these services that began to be accounted as “other operating income” (instead of fee income) since January 1, 2023.

2021 and 2022. For the year ended December 31, 2022, our net income increased Ch$389,484 million or 36.9% from Ch$1,056,317 million in 2021 to the Ch$1,445,801 million recorded in 2022, which was mostly related to the effect of higher inflation and, to a lesser extent, to the positive effect of higher interest rates on the contribution of our demand deposits. For information on the impacts of the COVID-19 pandemic on our results of operations for the year ended December 31, 2022 please see: “Item 5. Operating and Financial Review and Prospects—Operating Results—Overview—Impacts of COVID-19 in 2022” in this annual report. In summary, the annual increase in net income was mainly supported by:

●	An annual increase of Ch$692,107 million or 44.0% in net interest and UF indexation income, from Ch$1,574,022 million in 2021 to Ch$2,266,129 million in 2022. The main explanatory factors supporting this change were: (i) higher contribution of our UF-denominated net asset exposure, resulting from higher inflation as reflected by UF variation that increased from 6.6% as of December 31, 2021 to 13.3% as of December 31, 2022, which in conjunction with an increased average UF-denominated balance sheet exposure explained nearly Ch$575,921 million of higher net interest income, (ii) an annual increment of Ch$370,866 million in the contribution of demand deposits to our funding cost because of the steady rise in both short-term interest rates —as the Chilean Central Bank continued the monetary tightening cycle by increasing the reference rate from 4.00% as of December 31, 2021 to 11.25% as of December 31, 2022— and the long-term interest rates —due to expectations on higher inflation for most of 2022 when compared to 2021— all permitting to offset the annual decline of 8.0% in average demand deposit balances, and (iii) the annual increase of Ch$17,640 million in income from loans (net of funding cost), primarily due to annual expansions of 6.5% and 9.6% in average balances of commercial and residential mortgage loans, respectively, which was partly offset by lower lending spreads in consumer loans. These effects were partly offset by: (i) an annual decline of approximately Ch$281,202 million from the management of financial gaps (term gapping and interest rates mismatches of our on-balance positions that exclude the effect of inflation) as a result of the sharp increase in interest rates throughout the year, and (ii) an annual decrease of Ch$5,279 million in credit prepayments, in line with increased interest rates and lower liquidity among customers, which jointly translated into lower incentives and capacity to refinance and prepay debt.

●	An increase of 81.0%, or Ch$158,541 million, in other income and loss net in 2022 when compared to 2021, from Ch$195,821 million in 2021 to Ch$354,362 million in 2022. This was principally the consequence of: (i) increased results from securities held-for-trading resulting from the upward trend in local interest rates that translated into higher gains from interest accrued and fair value adjustments these instruments, (ii) an annual increase in income from exchange, indexation and accounting hedging of foreign currency mostly associated with foreign exchange adjustments on an increased on-balance foreign exchange liability exposure due to both an appreciation of 0.3% of the Chilean peso against the U.S. dollar in 2022 as compared to the sharp depreciation of 19.8% of the Chilean peso against the U.S. dollar in 2021, and (iii) an annual increase in income attributable to investments in other companies explained by higher net income from Transbank. These effects were partly offset by: (i) lower income from trading derivatives, mostly influenced by volatility in the exchange rate during 2022 and a high comparison base given the sharp depreciation of 19.8% of the Chilean peso against the U.S. dollar in 2021, and (ii) the effect of higher inflation on inflation-indexed derivatives during the year.

●	An annual increase in fees and commissions of approximately Ch$67,104 million or 14.7%, from Ch$455,028 million in 2021 to Ch$531,619 million in 2022. This growth was mostly explained by: (i) higher fee income from transactional services (including current accounts, overdrafts, credit lines and credit cards), which was influenced by the normalization of overall spending and transactionality across the economy as mobility restrictions were almost totally lifted in 2022, and (ii) greater fees from mutual funds management in connection with portfolio rebalancing towards equity funds (which bear higher margins), a trend that has been taking place since the end of 2021, and the overall improvement in average margins bear by mutual funds on fixed-income securities in 2022.

These factors were partly counterbalanced by:

●	An annual expansion of Ch$392,958 million in provisions for expected credit losses, from Ch$19,172 million in 2021 to Ch$412,130 million in 2022. This annual change was principally explained by asset quality indicators that continued to return to pre-pandemic levels, reflecting the end of most of the temporary effects that benefited both customers’ payment behavior and risk profiles in 2021, including fiscal aid packages, pension fund withdrawals —that resulted in increased disposable income among customers— and the government-guaranteed loan program. Instead, during 2022, the liquidity surplus decreased steadily while higher inflation reduced the purchasing power of customers, both leading to an increase in delinquency ratios and expected credit losses.

●	An annual increase of Ch$122,070 million or 14.0% in operating expenses, from Ch$873,413 million in 2021 to Ch$995,483 million in 2022. This was mainly related to: (i) an annual increase in personnel expenses, due to both higher variable compensation and the recognition of the inflation effect on salaries, which were partly offset by an annual decrease in average headcount, (ii) a moderate rise in severance payments associated with organizational changes, and (ii) an annual increase in administrative expenses, mostly influenced by increased costs in IT services, particularly in software licensing and data services related to our digital transformation strategy.

●	An annual increase of Ch$13,240 million or 4.8% in income tax, from Ch$275,969 million in 2021 to Ch$289,209 million in 2022. This figure was the consequence of: (i) the annual growth of 30.2% in income before income taxes, due to the previously mentioned drivers, and (ii) the sale of instruments measured at fair value through OCI with cumulative losses, which were not tax deductible. These effects were partly offset by the effect of higher inflation on our shareholders’ equity, which may be deducted from our taxable base.

Net Interest Income

The tables included under the headings “—Interest and UF Indexation (inflation) Revenue” and “—Interest and UF (inflation) Indexation Expense” set forth information regarding our consolidated interest revenue and expenses, average interest-earning assets and average interest bearing liabilities for the years ended December 31, 2021, 2022 and 2023. This information is derived from tables included elsewhere in this annual report under “Item 4. Information on the Company—Selected Statistical Information” and is qualified in its entirety by reference to such information.

	For the Year Ended December 31,						% Increase (Decrease)
	2021		2022		2023		2021/2022	2022/2023
	(in millions of Ch$, except percentages)%
IFRS:
Interest and UF indexation revenue	Ch$	2,388,470	Ch$	4,466,881	Ch$	4,044,665	87.0%	(9.5)%
Interest and UF indexation expense		(814,448)		(2,200,752)		(2,123,873)	170.2	(3.5)
Net interest and UF indexation income	Ch$	1,574,022	Ch$	2,266,129	Ch$	1,920,792	44.0%	(15.2)%
Net interest margin(1)(2)		3.79%		5.40%		4.57%

(1)	Net interest income divided by average interest-earning assets. The average balances for interest-earning assets, including interest readjustments, were calculated on a daily basis for the Bank’s balances and on a monthly basis for our subsidiaries’ balances.
(2)	Net interest margin includes the interest earned on trading securities, which is accounted for under Other Income (Loss) Net. Similarly, it includes average balances of trading securities.

2022 and 2023. For the year ended December 31, 2023 our net interest income was Ch$1,920,792 million, which represents an annual decrease of 15.2% or Ch$345,337 million, as compared to the Ch$2,266,129 million recorded in 2022. The main drivers of the decrease in net interest income were:

●	An annual decrease of Ch$602,521 million in the contribution of our UF-denominated net asset exposure that is indexed to inflation. Thus, the annual variation was explained by: (i) the negative effect of lower inflation (measured as UF variation) that declined from 13.3% in 2022 to 4.8% in 2023, and (ii) an annual decrease in the average directional net asset exposure to the UF (managed by our Treasury) in 2023 when compared to 2022.

●	An annual increase of Ch$531,915 million in interest paid on savings accounts and time deposits during 2023. This result was the consequence of: (i) an annual increase of 29.4% in average balances during 2023 when compared to 2022, as a consequence of still above-average short-term interest rates that increased the attractiveness of interest-bearing liabilities (such as time deposits) instead of non-interest bearing liabilities, particularly in the Retail Banking segment, becoming one of the most preferred investment choices for retail customers within the prevailing scenario of inflation that took longer-than-expected to return to the Central Bank’s target, all of which translated into Ch$302,419 million of higher interest paid on savings accounts and time deposits, and (ii) an increase of Ch$229,497 million in interest paid due to increased interest rates paid on such instruments, increasing from 6.8% on average during 2022 to 8.8% in 2023, in line with trends followed by local and foreign short-term interest rates since the COVID-19 pandemic and efforts from central banks to control inflation all over the world.

●	An annual increase of Ch$42,680 million in interest paid on debt instruments (including commercial paper) during 2023. This annual change was equally explained by: (i) a volume growth effect that explained higher interest paid by Ch$21,730 million, supported by average balances of debt issued (including commercial paper) increasing by Ch$780,835 million or 8.1% in 2023 when compared to 2022, aligned with our permanent effort to diversify our funding sources that coupled with long-term funding needs coming from the growth of long-term assets, particularly residential mortgage loans, as we placed Ch$938,126 million in long-term senior bonds in 2023, and (ii) an interest rate effect that explained higher interest paid by Ch$20,950 million on debt instruments (including commercial paper), portrayed by an increase of 22 basis points, from 2.5% in 2022 to 2.7% in 2023, in the average interest rate paid on such liabilities.

●	An annual increase of Ch$27,191 million in interest paid on borrowings from financial institutions, which was mostly explained by higher average foreign interest rates carried by borrowings from foreign financial institutions. Overall, average interest rates accrued by these instruments increased from 0.7% in 2022 to 1.2% in 2023, explaining Ch$24,652 million (all other things equal) of higher interest paid during the year. It is important to note that, as of December 31, 2023, most of our year-end balance of funding from financial institutions accounts to funding that was originally raised in 2020 and 2021 from the Chilean Central Bank associated with the Lending Facilities Conditional on Loan Growth (“FCIC” in Spanish) derived from financial crisis due to the COVID-19 pandemic. This funding, which is entirely denominated in CLP and accrues a nominal interest rate of 0.5%, remained flat between 2022 and 2023, and therefore its contribution to our total year-end balance of borrowings from financial institutions decreased from 86% in 2022 to 82% in 2023 as average balances of funding from foreign financial institutions increased 30.5% in the same period to finance increased trade finance loans. The FCIC is set to be fully paid in July 2024.

These factors were partly offset by:

●	An annual increase of Ch$655,302 million in interest revenues earned on loans to customers (excluding the effect of inflation), which was the consequence of: (i) interest revenues earned on commercial loans increasing Ch$429,772 million annually in 2023, almost entirely influenced by average interest rates earned on loans that grew from 5.2% in 2022 to 7.4% in 2023, in line with changes in mid-term interest rates in local and foreign markets over the last two years that increased the overall level of interest rates borne by commercial loans as a result of portfolio’s repricing, as loans originated between 2020 and 2021 which carried lower interest rates —given the prevailing macroeconomic scope at that time— had scheduled maturities during 2023, with some of them associated with the FOGAPE / FOGAPE Reactiva / FOGAPE Chile Apoya programs, all bearing special interest rates, (ii) an annual advance of Ch$177,808 million in interest revenues earned on consumer loans, explained by both higher average interest rates carried by these lending product, from 13.3% in 2022 to 15.3% in 2023, and average consumer loan balances growing 11.5% annually explained by a low comparison base (given the overall liquidity surplus experienced in 2022 amid several measures taken in the local economy to cope against the aftermaths of the COVID-19 pandemic) and an upward trend in the use of credit cards over the last years among individuals given our efforts in order to promote its use by means of improving benefits and segmentation, and (iii) interest revenues earned on residential mortgage loans, associated with specific local housing market dynamics, which led this type of loans to decouple from the current macroeconomic outlook and, consequently, increase its average balances by 9.2% in 2023, which in turn coupled with a slight growth in interest accrued on residential mortgage loans, from 3.0% in 2022 to 3.1% in 2023, all of the above explaining additional interest earned by Ch$49,722 million. Overall, the average interest rate earned on loans to customers increased from 5.6% in 2022 to 7.1% in 2023 given the aforementioned factors.

●	An annual increase of Ch$147,621 million in interest earned on securities measured at both, FVTOCI and amortized cost during 2023. The main explanatory factor behind this performance was attributable to the trend evidenced by short-term interest rates, as depicted by an average local reference rate of 10.5% in 2023 that compares to 8.6% in 2022, translating into an annual increase in the average interest rates borne by our fixed-income portfolio (excluding held-for-trading securities) from 4.6% in 2022 to 6.8% in 2023, explaining Ch$95,160 million of higher interest earned on these instruments. In addition, in order to both take advantage of the prevailing scenario of short-term interest rates and conduct short-term liquidity management, we replaced overnight deposits in the Central Bank with instruments measured at both FVTOCI and amortized cost, from which average balances of these types securities jointly increased 17.7% during 2023, translating into higher interest earned on fixed-income securities (excluding held-for-trading securities) by Ch$52,461 million.

●	An annual increase of Ch$45,315 million in interest earned on other assets, mostly influenced by higher foreign short-term interest rates accrued on off-shore deposits in correspondent banks, following the annual increase in off-shore reference rates observed since the beginning of 2022 as global central banks began to tighten their monetary policies to deal with higher-than-expected inflation that, in many countries, have lasted longer-than-expected.

●	An annual increase of Ch$14,867 million in interest revenues earned on loans and advances to banks. This result was the consequence of mixed factors: (i) a positive effect of higher average short-term interest rates accrued on loans and advances to banks, from 6.2% in 2022 to 9.4% in 2023, directly associated with the behavior shown by the local reference rate as most of this portfolio is comprised of overnight deposits held in the local Central Bank in order to comply with liquidity regulatory thresholds, which explained further interest earned by Ch$81,092 million, and (ii) a negative volume effect responsible for lower interest revenues on loans and advances to banks by Ch$66,225 million in 2023 as a result of average balances decreasing 17.4% resulting from the short-term management of the bank’s liquidity surplus that translated into the replacement of overnight deposits in the Central Bank for fixed-income securities issued by the same entity during 2023 when compared to 2022.

All things considered, the combination of both lower inflation and increased local and off-shore interest rates (particularly in the short-term) on our interest earned and paid on assets and liabilities, led to a net interest margin decrease of 83 basis points, from 5.4% in 2022 to 4.6% in 2023.

2021 and 2022. For the year ended December 31, 2022 our net interest income was Ch$2,266,129 million, which represents an annual increase of 44.0% or Ch$692,107 million, as compared to the Ch$1,574,022 million recorded in 2021. The main drivers supporting the increase in net interest income were:

●	An annual increase of approximately Ch$631,789 million in income from loans (excluding the effect of inflation) mostly due to: (i) higher interest earned on commercial loans by nearly Ch$418,878 million in 2022 when compared to 2021 due to average nominal interest rates earned on loans that increased from 3.4% in 2021 to 5.2% in 2022 —aligned with both the trends adopted by local and foreign interest rates and the amortization of FOGAPE loans that carry lower than average interest rates— and a 7.3% annual expansion in average balances of commercial loans, (ii) an annual increase of Ch$173,088 million in interest earned on consumer loans supported by both average nominal interest rates that rose from 10.9% in 2021 to 13.3% in 2022 and a 15.4% annual growth in average balances, focused on credit card loans and installments loans, which was a result of several drivers including, increased productivity in loan origination, lower liquidity surplus in the economy (as support measures to deal with the economic effects of COVID-19 pandemic disappeared), and lower disposable income produced by higher inflation, and (iii) an annual increase of Ch$39,823 million in interests earned on residential mortgage loans, mostly explained by average balances growing 9.8% on an annual basis and increased average interest rates. All in all, the average interest rate earned on loans to customers (excluding the effect of inflation) increased from 4.1% for the year ended on December 31, 2021 to 5.6% for the year ended on December 31, 2022.

●	An annual increase of Ch$575,921 million in the contribution of our UF-denominated net asset balance sheet exposure (on and off-balance positions). This result was the consequence of both inflation (measured as UF variation) increasing from 6.6% in 2021 to 13.3% in 2022 and an annual increase recorded by our average UF-denominated net asset exposure in the banking book in 2022 when compared to 2021.

●	An annual increase of Ch$175,718 million in interest earned on securities measured at fair value through OCI and fixed-income securities measured at amortized cost in 2022 when compared to 2021. Most of this increase had to do with the overall growth in average interest rates accrued by these instruments from 1.7% in 2021 to 5.0% in 2022 as a result of the increase in both short-term interest rates due to the tightening cycle deployed by the Central Bank to deal with inflation long-term interest rates reflecting the expected path of inflation for the coming years. The change in average interest rates explained an annual increase of Ch$145,092 million in interest income, which coupled with a 24.2% increase in average balances that explained an annual expansion of Ch$30,326 million in interest earned on fixed-income securities (excluding interest earned on held-for-trading instruments, which are registered in Other Income & Loss, net).

●	An annual increase of Ch$142,674 million in interest revenues on loans and advances to banks, which was mainly explained by the positive effect of higher short-term interest rates (primarily as a result of the changes in the monetary policy interest rates) on overnight deposits held in the Central Bank for liquidity management purposes. This effect was to some extent counterbalanced by an annual decrease of 29.6% in average balances, which explained an annual decline of Ch$2,471 million in interest revenues on loans and advances to banks, mostly associated with a high basis for comparison as we had to comply with “technical reserve” requirements in 2021 due to unusually high levels of demand deposits.

These factors were partially counterbalanced by:

●	An annual increase of Ch$702,697 million in interest paid on savings accounts and time deposits in 2022, mostly attributable to: (i) higher average interest rate paid on saving accounts and demand deposits in line with trends seen in local interest rates, particularly for shorter terms as explained above, which explained Ch$677,044 million of higher interest paid on these interest-bearing liabilities, and (ii) an annual growth of 38.1% in average balances of time deposits explaining higher interest paid by Ch$25,653 million, which conversely correlated with the annual decline in non-interest bearing current accounts and demand deposits as a result of interest rates and inflation that climbed well above mid-term levels, all encouraging customers to invest in interest-bearing instruments rather than demand deposits.

●	An annual increase of Ch$36,737 million in interest paid on debt instruments (including commercial paper) in 2022. This was the result of: (i) a small rise in average interest rate paid on long-term debt instruments from 2.3% in 2021 to 2.5% in 2022 that explained Ch$19,204 million of higher interest paid on such liabilities, and (ii) an annual growth 8.8% in average balances of debt issued (including commercial paper) that resulted in further interest paid by Ch$17,533 million. The expansion in average balances, however, was principally concentrated in the last quarter of 2022, when we placed Ch$893,267 million in long-term senior bonds denominated in UF in the local market (and Ch$1,088,897 million in the whole year), in order to: (i) replace funding from demand deposits that significantly decreased over the year, and (ii) to be prepared for potential market dynamics taking place once alternative funding sources, such as the Financing Facilities Conditional on Loan Growth (“FCIC”) provided by the Central Bank, will be fully amortized by all banks in 2024.

●	Interest paid on REPO instruments increasing Ch$14,905 million in 2022, which was almost entirely explained by the effect of higher interest rates accrued during the year as a consequence of the climb recorded by nominal interest rates following the Central Bank’s monetary actions.

●	An annual increase of Ch$14,031 million in interest paid on borrowings from financial institutions. Most of the annual change was related to an annual growth in average interest rates accrued by such instruments in 2022, which explained Ch$10,733 million of higher interest paid on them. Nearly 83% of our year-end balance of borrowings from financial institutions corresponds to borrowings in local currency from the Chilean Central Bank associated with the FCIC, which accrues a flat nominal interest rate of 0.5% until its maturity. As such, the increase in average interest rates on these liabilities was principally influenced by higher foreign interest rates. To a lesser extent, the annual expansion of 14.1% in average balances explained an annual increase of Ch$3,298 million in interest paid on borrowings from financial institutions, in line with both higher average funding from the Central Bank (since we raised additional financing of Ch$1,237,811 million in the second quarter of 2021) and increased funding from foreign banks in order to replace the annual decline in Commercial Paper balances to finance Trade Finance loans.

All in all, the effect of higher inflation on UF-denominated net asset exposure and the overall growth of local and foreign interest rates on our interest earned and paid on assets and liabilities translated into an annual increase of our net interest margin from 3.79% in 2021 to 5.40% in 2022.

Interest Revenue

The following table sets forth information regarding our interest revenue and average interest-earning assets for the years ended December 31, 2021, 2022 and 2023:

	For the Year Ended December 31,						% Increase (Decrease)
	2021		2022		2023		2021/2022	2022/2023
	(in millions of Ch$, except percentages)%
IFRS:
Interest revenue	Ch$	2,388,470	Ch$	4,466,881	Ch$	4,044,665	87.0%	(9.5)%
Average interest-earning assets:
Commercial loans		18,624,803		19,982,361		20,025,808	7.3	0.2
Residential mortgage loans		9,855,993		10,819,015		11,813,565	9.8	9.2
Consumer loans		3,958,300		4,569,500		5,094,092	15.4	11.5
Total loans		32,439,096		35,370,876		36,933,465	9.0	4.4
Investment under resale agreements		71,515		45,077		48,648	(37.0)	7.9
Other Assets		231,070		333,841		398,780	44.5	19.5
Financial investments		5,787,657		7,187,582		8,566,684	24.2	19.2
Loans and advance to banks		3,037,383		2,137,229		1,766,337	(29.6)	(17.4)
Total	Ch$	41,566,721	Ch$	45,074,605	Ch$	47,713,914	8.4%	5.9%
Average rates earned on total interest-earning assets(1)(2):
Average nominal rates		5.85%		10.43%		9.13%

(1)	See “Item 4. Information on the Company—Selected Statistical Information—Average Balance Sheets, Interest Earned on Interest-Earning Assets and Interest Paid on Interest-Bearing Liabilities.”
(2)	Average rates earned on interest-earning assets do not include the interest earned on trading securities, which is accounted for under Other Income (Loss) Net. However, it does include average balances of trading securities.

2022 and 2023. For the year ended December 31, 2023, our interest revenue amounted to Ch$4,044,665 million, which denotes a 9.5% or Ch$422,216 million decrease when compared to the Ch$4,466,881 million recorded in 2022. The annual decrease was mostly associated with the effect of more normalized inflation on our UF-denominated interest-earning assets, decreasing from a 12-month UF variation of 13.3% in 2022 to the 4.8% observed in 2023, which resulted in lower interest income from inflation indexation by approximately Ch$1,409,195 million in 2023 when compared to 2022. It is noteworthy to mention that 2022 posed an unusually high comparison base, with local and external prices progressively rising since the second half of 2021 due to several measures taken by authorities to cope with the financial crisis that translated into liquidity surplus among individuals and a global supply chain disruption, both of them derived from the COVID-19 pandemic, which were accompanied by global geopolitical conflicts that peaked at the beginning of 2022 with the conflict between Russia and Ukraine. Most of these effects faded over the course of 2023 on the grounds of the aggressive contractionary policy carried out by the Central Bank that resulted in higher-than-normal short-term interest rates which translated into constrained consumption and disinflationary forces that returned the local CPI to the Chilean Central Bank target range by the end of the year. Accordingly, the effect of lower inflation was to some extent offset by the average increase in local and foreign interest rates in 2023 when compared to 2022, particularly in the short-term. In this regard, even though the local Central Bank began to ease the monetary policy during the second half 2023 by taking the reference rate from 11.25% as of December 31, 2022 to 8.25% as of December 31, 2023, once inflation ceded, the average local overnight rate increased from 8.6% in 2022 to 10.5% in 2023, which had an upward influence on the repricing of short-term assets that yield short-term local interest rates. This effect allowed us to partly offset the lower interest revenue from inflation indexation by increasing interest revenues by approximately Ch$864,946 million in 2023 when compared to 2022. In turn, this impact was explained in approximately Ch$763,597 million by higher average interest rates and approximately Ch$101,349 million by an increase in average balances of interest earning assets.

Based on the effects mentioned above, our overall average interest rate earned on our assets decreased from 10.43% for the year ended on December 31, 2022 to 9.13% for the year ended on December 31, 2023.

2021 and 2022. For the year ended December 31, 2022, our interest revenue amounted to Ch$4,466,881 million, which denotes an 87.0% or Ch$2,078,411 million increase when compared to the Ch$2,388,470 million recorded in 2021. The annual increase was primarily attributable to the rise in inflation, from 6.6% in 2021 to 13.3% in 2022 (measured as UF variation), explaining an annual increase of Ch$1,272,966 million in our interest revenues due to inflation indexation. The increase in inflation had mainly to do with: (i) measures taken by the government and the Congress to assist companies and individuals during the COVID-19 pandemic, leading to injecting significant liquidity in the local economy that resulted in a significant growth in household spending, particularly during the first half of 2022, (ii) the effect of higher external prices derived from the global disruption of the global supply chain, which was amplified by the effect of the geopolitical conflict between Russia and Ukraine on energy prices, and (iii) a weakened exchange rate for most of the second half of the year that had a pass-through effect on local prices. In addition, the steady upward trend in real and nominal average interest rates accrued on our interest-earning assets supported an annual advance of Ch$796,143 million in interest revenues. The increase in average interest rates was the consequence of: (i) the aggressive tightening monetary policy deployed by Central Bank in order to halt the inflationary process by lifting the local reference rate from 4.00% as of December 31, 2021 to 11.25% as of December 31, 2022, (ii) higher long-term interest rates aligned with market expectations for inflation in the long-run that stayed by most of 2022, (iii) the upward trend evidenced in foreign interest rates, particularly in the second half of 2022 produced by global central banks’ monetary policy actions, and (iv) the recovery shown by consumer loans during 2022.

Based on the effects abovementioned, our overall average interest rate earned on our assets increased from 5.85% for the year ended on December 31, 2021 to 10.43% for the year ended on December 31, 2022.

Interest Expense

The following table sets forth information regarding our interest expense and average interest-bearing liabilities for the years ended December 31, 2021, 2022 and 2023:

	For the Year Ended December 31,						% Increase (Decrease)
	2021		2022		2023		2021/2022	2022/2023
	(in millions of Ch$, except percentages)%
IFRS:
Interest expense	Ch$	814,448	Ch$	2,200,752	Ch$	2,123,873	170.2%	(3.5)%
Average interest-bearing liabilities:
Saving accounts and time deposits(1)		8,467,508		11,696,542		15,134,689	38.1	29.4
Obligations under repurchase agreements		140,600		184,448		141,312	31.2	(23.4)
Borrowings from financial institutions		4,420,847		5,043,041		5,254,317	14.1	4.2
Debt issued		8,491,701		9,496,198		10,258,411	11.8	8.0
Commercial Papers		359,836		133,208		151,830	(63.0)	14.0
Lease Liabilities		107,048		94,063		89,887	(12.1)	(4.4)
Other financial obligations		176,505		200,493		144,565	13.6	(27.9)
Total	Ch$	22,164,045	Ch$	26,847,993	Ch$	31,175,011	21.1%	16.1%
Average rates paid on total interest-bearing liabilities(2):
Average nominal rates		3.68%		8.20%		6.81%
Average (Chilean peso-denominated) noninterest-bearing current account and demand deposits	Ch$	17,048,827	Ch$	15,550,988	Ch$	13,464,628	(8.8)%	(13.4)%

(1)	Includes interest-bearing demand deposits.
(2)	See “Item 4. Information on the Company—Selected Statistical Information—Average Balance Sheets, Interest Earned on Interest-Earning Assets and Interest Paid on Interest-Bearing Liabilities.”

2022 and 2023. Our interest expense decreased 3.5%, or Ch$76,879 million on an annual basis, from Ch$2,200,752 million in 2022 to Ch$2,123,873 million in 2023. The annual decrease in interest expense was due to an annual decrease of Ch$670,673 million in interest expenses paid related to inflation indexation due to the effect of lower inflation on our UF-denominated interest-bearing liabilities as a result of an annual decrease from 13.3% in 2022 to 4.8% in 2023, both figures measured as UF variation. This was partly offset by (i) an annual increase of Ch$322,461 million in interest expenses paid resulting from average balances of interest-bearing liabilities growing 16.1% in 2023 when compared to 2022, mostly influenced by the increase of 29.4% in average time deposits balances during 2023 when compared to 2022, as these saving products became a more attractive choice for customers to save their liquidity surplus instead of non-interest bearing liabilities, such as current accounts and demand deposits, and (ii) an annual increase of Ch$275,603 million in interest expenses paid as a consequence of higher average nominal interest rates (excluding inflation) accrued on interest-bearing liabilities, particularly influenced by the behavior of short-term interest rates in local and foreign currencies that increased, on average, nearly 190 basis points in 2023 when compared to 2022, such as the local reference interest rate that evolved from 11.25% as of December 31, 2022 to 8.25% as of December 31, 2023.

As a result of the above, our overall interest paid on interest bearing liabilities decreased from 8.20% for the year ended on December 31, 2022, to 6.81% for the year ended on December 31, 2023.

2021 and 2022. Our interest expense increased 170.2%, or Ch$1,386,304 million on an annual basis, from Ch$814,448 million in 2021 to Ch$2,200,752 million in 2022. The annual increase in interest expense was mostly due to the effect of higher average nominal and real interest rates accrued on our interest-bearing liabilities, mainly supported by local short-term interest rates that increased steadily over the course of the year, in line with the local reference interest rate that grew from 4.00% in December 2021 to 11.25% in December 2022, which translated into an increase in interest paid on short-term interest-bearing liabilities such as time deposits. The effect of higher average interest rates accrued on interest-bearing liabilities (excluding inflation) explained an annual increase of Ch$724,587 million in interest expense. Furthermore, the impact of higher inflation, as reflected by an annual UF variation of 13.3% in 2022 as compared to 6.6% in 2021 explained additional interest expense of Ch$621,444 million on our UF-denominated interest-bearing liabilities. To a lesser extent, interest expense grew Ch$47,335 million in 2022 in line with average balances of interest-bearing liabilities growing 21.1% on an annual basis, largely attributable to the 38.1% annual rise in average balances of time deposits, in contrast with the 8.8% annual decrease in average balances of non-interest-bearing current account and demand deposits.

As a result of both higher interest rates and increased inflation, our overall interest paid on interest bearing liabilities increased from 3.68% for the year ended on December 31, 2021, to 8.20% for the year ended on December 31, 2022.

Net Fees and Commissions Income

The following table sets forth certain components of our fees and commissions income (net of fees paid to third parties that provide support for those services) for the years ended December 31, 2021, 2022 and 2023:

	Year Ended December 31,						% Increase (Decrease)
	2021		2022		2023		2021/2022	2022/2023
	(in millions of Ch$, except percentages)
IFRS:
Mutual funds	Ch$	108,221	Ch$	121,028	Ch$	118,170	11.8%	(2.4)%
Insurance		95,482		100,865		119,732	5.6	18.7
Current accounts, overdrafts, credit lines and credit cards		72,541		104,265		121,240	43.7	16.3
Demand accounts and ATMs		68,619		74,002		74,615	7.8	0.8
Stock brokerage		13,834		12,568		9,376	(9.2)	(25.4)
Cash management services		5,484		3,160		2,711	(42.4)	(14.2)
Letters of credit, guarantees, collateral and other contingent loans		30,466		36,154		38,280	18.7	5.9
Custody and trust services		9,560		8,857		10,608	(7.4)	19.8
Foreign trade and currency exchange		2,426		2,976		2,794	22.7	(6.1)
Financial advisory services		4,598		8,935		5,142	94.3	(42.5)
Credits and factoring		4,421		4,461		3,563	0.9	(20.1)
Collection services		16,159		17,049		166	5.5	(99.0)
Teller services expenses		(4,211)		(4,469)		(4,279)	6.1	(4.3)
Wire transfers and payment orders		15,709		19,009		19,265	21.0	1.3
Other		11,719		13,272		12,649	13.3	(4.7)
Total	Ch$	455,028	Ch$	522,132	Ch$	534,032	14.7%	2.3%

2022 and 2023. Our income from fees and commissions totaled Ch$534,032 million in 2023, which denotes a 2.3% annual increase when compared to the Ch$522,132 million recorded in 2022. This annual increase in fee-based income was primarily supported by:

●	An annual increase of Ch$18,867 million or 18.7% in fees from insurance brokerage, from Ch$100,865 million achieved in 2022 to Ch$119,732 million in 2023. This increase was primarily caused by an annual expansion of 14.2% in total written premiums, which in turn was largely fostered by the positive evolution of insurance sales in the retail banking segment as consequence of both, the consolidation of the consumer lending activity and, furthermore, enhanced performance in non-credit related insurances, given diverse strategies intended to reinforce insurance demand among bank’s customers and non-customers.

●	An annual increment of Ch$16,975 million or 16.3% in fees and commissions from transactional services (including current accounts, overdrafts, credit lines, and credit cards) from Ch$104,265 million in 2022 to Ch$121,240 million in 2023. This annual growth had mainly to do with fee-income from credit cards that surged Ch$9,554 million or 17.5% during 2023, primarily as a consequence of a 15.1% rise in credit card transactions turnover, including purchases, payment of services and cash withdrawals. The increasing use of credit cards is partly a consequence of the pandemic since the use of cash decreased significantly while online purchases grew steadily. In addition, we have enhanced value offerings in this lending product by providing credit card users with improved benefits through our loyalty program either by entering into new alliances with local commerce or providing some special conditions for cash withdrawals. To lesser degree, fee from current accounts and overdrafts increased by Ch$6,607 million or 14.5% in 2023 when compared to 2022, which was produced by a combination of factors including an annual growth of 4.8% in current account holders and increased amount of transactions on the grounds of the same drivers seen for credit cards after the pandemic.

●	An annual increment of Ch$2,126 million or 5.9% in fees and commissions from letters of credit, guarantees, collateral and other contingent loans from Ch$36,154 million in 2022 to Ch$38,280 million in 2023, which was principally fostered by increased activity in foreign trade and contingent commitments.

These positive drivers were to some degree offset by the following factors:

●	An annual decrease of Ch$16,883 million in fee income from collection services from Ch$17,049 in 2022 to only Ch$166 million in 2023. This effect was totally explained by a change in the accounting treatment of income from these kinds of services that pursue to improve the accounting representation of their nature. As a result, starting January 2023, income associated with collection of overdue loans began to be accounted as “other operating income” (part of other income (loss), net) instead of fee income as recognized until December 31, 2022.

●	An annual decline of Ch$3,793 million or 42.5% from Ch$8,935 million in 2022 to Ch$5,142 million in financial advisory services recorded in 2023. The main underlying factors for this decrease had to do with the prevailing economic outlook throughout 2023, characterized by weakened business sentiment and high interest rates, which resulted in lower mergers and acquisition deals and decreased bond placements in the local capital market.

●	Lower fees and commissions income from the stock brokerage business, which decreased by Ch$3,192 million or 25.4% on an annual basis, from Ch$12,568 million in 2022 to Ch$9,376 million in 2023. This decline was primarily fueled by an annual drop of 5.0% in the stock turnover traded by our stock brokerage subsidiary, which is in line with investors’ preferences that moved to fixed-income positions given the expected downward correction in interest rates in the local and foreign markets. This factor was to some degree counterbalanced by an average market share gain in stock trading turnover from 9.9% in 2022 to 11.9% in 2023.

●	Lowered fee-based income from mutual fund management of Ch$2,858 million or 2.4% on an annual basis from Ch$121,028 million in 2022 to Ch$118,170 million in 2023. This change was largely associated with the change in investors’ preferences in 2023, which moved towards mutual funds invested in fixed-income securities that bear lower margins than equity funds. This change in preferences was aligned with drivers conducting fee income in the stock brokerage business, given market expectations on downward correction for local and foreign interest rates.

2021 and 2022. Our income from fees and commissions totaled Ch$522,132 million in 2022, which denotes a 14.7% annual increase when compared to the Ch$455,028 million recorded in 2021. This annual increase in fee-based income was primarily supported by:

●	An annual increment of Ch$31,724 million or 43.7% in fees and commissions from transactional services (including current accounts, overdrafts, credit lines and credit cards), from Ch$72,541 million in 2021 to Ch$104,265 million in 2022. This performance was mostly the result of the overall improvement in transactionality during this year, as many economic sectors benefited from the successful vaccination process against COVID-19 that have been taking place since 2021, from which restrictions on both mobility and social interaction mostly disappeared, translating into the normalization of overall spending across the economy. As such, the annual growth in fee income was related to annual increases of 28.4% in purchases, 42.9% in cash withdrawals and 39.0% in bill payments with credit card in 2022. To a lesser degree, fees from transactional services also benefited from higher inflation, as fees are mostly denominated in UF, as well as the opening of ~118,300 new checking accounts in 2022.

●	An annual increase of 11.8% or Ch$12,807 million in fees and commissions from mutual funds management, from Ch$108,221 million in 2021 to Ch$121,028 million in 2022. The annual increment was mostly explained by: (i) the sustained change in the portfolio mix from fixed-income mutual funds towards local and international equity funds that bear higher fees given investors’ preferences for riskier investments since mid-2021 given the effect of higher interest rates on fixed-income securities, and (ii) the overall improvement in average margins borne by fixed-income mutual funds. These factors more than offset the effect of an 8.9% nominal annual contraction in average assets under management.

●	An annual increase of Ch$5,688 million or 18.7% in fees related to letters of credit, guarantees, collateral and other contingent loans, from Ch$30,466 million in 2021 to Ch$36,154 million in 2022. This was the consequence of more favorable conditions for international trade throughout 2022 when compared to the subdued performance of 2021 due to the aftermaths that the COVID-19 pandemic had on the global economy. This behavior, in conjunction with improved value offerings across all business segments, is aligned with a 30.4% annual growth in Trade Finance loan balances.

●	An annual increase of Ch$5,383 million or 5.6% in fees from the insurance brokerage business, from Ch$95,482 million in 2021 to Ch$100,865 million in 2022, which was mostly supported by the positive effect of improved consumer loan origination after bottoming out during the COVID-19 pandemic. This effect coupled with successful campaigns we launched over the course of the year in order to cope with increasing competition, which explained an 18.2% nominal increase in written premiums in 2022 when compared to 2021.

●	An annual increase of Ch$5,383 million or 7.8% in fees associated with demand accounts and ATMs, from Ch$68,619 million in 2021 to Ch$74,002 million in 2022, as a result of higher transactionality, in line with normalized consumption after the COVID-19 pandemic. This was reflected by: (i) annual increases in the total turnover and amount of cash withdrawal transactions in our ATM network of 6.3% and 19.5%, respectively, and (ii) annual advances of 26.5% and 39.9% in total turnover and amount of debit card transactions, respectively. These trends were partly offset by a decrease of 12.3% in the average ticket per transaction, including both cash withdrawals and debit card transactions.

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

The following table sets forth certain components of our other income (loss), net, for the years ended December 31, 2021, 2022 and 2023:

	For the Year Ended December 31,						% Increase (Decrease)
	2021		2022		2023		2021/2022	2022/2023
	(in millions of Ch$, except percentages)
IFRS:
Financial instruments held for trading at fair value through profit or loss:
Financial derivative contracts	Ch$	143,643	Ch$	5,518	Ch$	11,214	(96.2)%	103.2%
Debt and Other financial instruments		36,598		257,406		340,417	603.3	32.2
Derecognition of financial assets and liabilities at amortized cost and financial assets at fair value through other comprehensive income:
Financial assets at amortized cost		5,458		2,264		256	(58.5)	(88.7)
Financial assets at fair value through other comprehensive income		1,242		(63,401)		(4,522)	(5,204.8)	(92.9)
Financial liabilities at amortized cost		—		(1)		(1)	(100.0)	—
Exchange, indexation and accounting hedging of foreign currency		(15,962)		105,038		122,189	(758.1)	16.3
Ineffective accounting hedges		—		—		—	0.0	—
Total net financial operating (loss) income		170,979		306,824		469,553	79.5	53.0
Income attributable to investments in other companies		1,793		13,031		13,409	626.8	2.9
Result from non-current assets and disposal groups held for sale not admissible as discontinued operations		1,986		4,848		2,807	144.1	(42.1)
Other operating income, net		21,063		29,659		75,995	40.8	156.2
Total other income (loss), net	Ch$	195,821	Ch$	354,362	Ch$	561,764	81.0%	58.5%

2022 and 2023. Our other income (loss), net amounted to Ch$561,764 million in 2023, which denoted a 58.5%, or Ch$207,402 million, annual increase when compared to the Ch$354,362 million recorded in 2022. This annual increase was primarily the result of:

●	An annual increment of Ch$83,011 million or 32.2% in net financial income from debt instruments and other financial instruments held-for-trading, excluding derivatives, from Ch$257,406 million in 2022 to Ch$340,417 million in 2023. This was primarily the consequence of the effect of higher local short-term interest rates on the accrual of debt securities with shorter maturities held for trading, such as notes and bonds issued by the Chilean Central Bank and the Chilean Government, which was highly influenced by a monetary policy interest rate that averaged 10.5% in 2023 in comparison with 8.5% in 2022.

●	An annual improvement of Ch$58,879 million in the sale of financial assets measured at fair value through other comprehensive income (FVTOCI), from a net loss of Ch$63,401 million in 2022 to a net loss of Ch$4,522 million in 2023. This annual change was mainly attributable to comparison base effect as in 2022 we sold certain FVTOCI securities that accumulated marking-to-market losses on equity amounting to Ch$58,588 million.

●	An annual increment of Ch$46,336 million or 156.2% in other operating income, from Ch$29,659 million in 2022 to Ch$75,995 million in 2023. This annual change was primarily the consequence of non-recurrent factors in 2023, including: (i) the release of non-credit related provisions by approximately Ch$23,355 million in 2023, which was mainly related to the revised tax treatment of certain fixed-income securities as permitted by the Chilean tax law, and (ii) further income of nearly Ch$24,000 related to the change in the accounting treatment of income from collection services, which began to be accounted as other operating income staring January 2023.

●	An annual rise of Ch$17,151 million or 16.3% in income from exchange, indexation and accounting hedging of foreign currency, from a net gain of Ch$105,038 million in 2022 to a net gain of Ch$122,189 million. This annual increase was primarily caused by an annual increment of Ch$121,038 million in foreign exchange transactions on our off-balance sheet foreign exchange net asset position through derivatives held for cash flow hedge accounting (which hedges the FX asset risk associated with our on-balance foreign exchange liability exposure), mainly due to the 2.8% depreciation of the Chilean peso against the U.S. dollar, in December 2023 as compared to December 2022 (for reference, the Chilean peso experienced an annual appreciation of 0.3% against the U.S. dollar in 2022). This factor was to some extent offset by an annual decline of Ch$107,300 million in foreign exchange adjustments on our on-balance sheet FX exposure resulting mainly from a decrease in income from foreign exchange adjustments on the our on-balance sheet exposure, which is a primarily conducted by the liability FX position related to our long-term debt issued overseas, from a net gain of Ch$144,080 million in 2022 to a net gain of Ch$36,779 million in 2023, due to the previously mentioned changes in the Chilean peso to U.S. dollar exchange rate and, to a lesser degree, minor changes in the exposure, which, in turn, was partially offset by improved results from the proactive management of our foreign-currency intra-day position and increased revenues from FX spot and FX forward trading with customers and financial counterparties, which allowed us to benefit from exchange rate volatility.

2021 and 2022. Our other income (loss), net amounted to Ch$354,362 million in 2022, denoting a 81.0%, or Ch$158,541 million, annual increase as compared to the Ch$195,821 million recorded in 2021. This annual increase was primarily the result of:

●	An annual increment of Ch$220,808 million in income from debt and other financial instruments (held-for-trading securities), from Ch$36,598 million in 2021 to Ch$257,406 million in 2022. This was the consequence of: (i) the positive effect of higher local short-term interest rates on the interest earned on these instruments, which was aligned with a reference rate that increased from 4.00% in December 31, 2021 to 11.25% in December 31, 2022, (ii) higher gains from fair value adjustments of fixed-income securities when compared to 2021 given a low comparison base due to unfavorable shifts in local long-term interest rates that year (prompted by pension fund withdrawals and increased uncertainty), and (iii) the positive effect of higher inflation on inflation-indexed securities.

●	An annual increase of Ch$121,000 million in income from exchange, indexation and accounting hedging of foreign currency, from a net loss of Ch$15,962 million in 2021 to a net gain of Ch$105,038 million in 2022. This performance was influenced by an annual increase of approximately Ch$374,357 million in foreign exchange adjustments associated with our on-balance foreign exchange liability exposure, from a net loss of Ch$230,277 million in 2021 to a positive income of Ch$144,080 million, primarily explained by both: (i) the appreciation of 0.3% of the Chilean peso against the U.S. dollar in 2022 as compared to the sharp depreciation of 19.8% of the Chilean peso against the U.S. dollar in 2021, and (ii) an annual increase in foreign exchange adjustments related to the proactive management of our foreign-currency intra-day position and increased revenues from FX spot and FX forward trading with customers, which allowed us to benefit from exchange rate volatility. This annual increment was to some extent offset by: (i) an annual decrease of approximately Ch$240,578 million in foreign exchange transactions on our off-balance foreign exchange net asset position in derivatives held for cash flow hedge accounting, given both increased exposure and trends in foreign exchange, since part of our on-balance foreign exchange liability exposure (composed of long-term debt denominated in foreign currency) is mirrored by hedge accounting derivatives, and (ii) a decline of nearly Ch$14,444 million in foreign exchange adjustments from assets local currency—denominated assets that are adjusted by the effect of changes in foreign exchange (leasing loans) in 2022 in relation to 2021.

●	An annual increase of Ch$11,238 million in income attributable to investments in other companies, from Ch$1,793 million in 2021 to Ch$13,031 million in 2022. This result was almost entirely explained by greater net income from Transbank, the company that manages payment operations of credit and debit cards for most of the local banks yet, since interchange fares were revised by the local authorities after being frozen in 2021.

●	An annual increment of Ch$8,596 million in other operating income, from Ch$21,063 million in 2021 to Ch$29,659 million in 2022, which relied on the recognition of the inflation effect on the amount of monthly tax provisional payments (PPM) accumulated during 2022, in line with an increase in inflation from 6.6% in 2021 to 13.3% in 2022 (measured as UF variation).

These effects were partly offset by:

●	An annual decline of Ch$138,125 million in income from trading derivatives, from Ch$143,643 million in 2021 to Ch$5,518 million in 2022. Most of this annual change was associated with foreign exchange adjustments of our average net foreign currency position in derivatives that explained approximately Ch$120,372 million of lower income, from a net gain of Ch$98,374 million in 2021 to a net loss of Ch$21,638 million. While the positive result seen in 2021 was the result of the sharp depreciation of 19.8% of the Chilean peso against the U.S. dollar and an increased average net asset position in foreign currency derivatives, the negative result of 2022 was mostly attributable to volatility observed in both the Chilean peso against the U.S. dollar parity and an average foreign currency exposure through derivatives that changed from a net asset position at the beginning of 2022 to a net liability position for most of the year, all of which negatively impacted our results from foreign exchange adjustments. To a lesser extent, the increase in inflation translated into an annual decline of approximately Ch$5,063 million on inflation-indexed derivatives in 2022.

●	An annual decrease of Ch$64,643 million in the sale of financial assets measured at fair value through other comprehensive income, from a net income of Ch$1,242 million in 2021 to a net loss of Ch$63,401 million in 2022. The main factor explaining this change was the sale of certain securities that accumulated marking-to-market losses on equity accounts during 2022, which translated into the recognition of a Ch$58,588 million loss. The fair value of these instruments, issued by the government, were originated by the sharp increase in local interest rates in 2022.

Provisions for Expected Credit Losses

We recognize allowances to cover possible credit losses in accordance with IFRS as issued by the IASB. For statistical information with respect to our substandard loans and allowances for loan losses, see “Item 4. Information on the Company—Selected Statistical Information” and Note 11(f) to our audited consolidated financial statements as of and for the year ended December 31, 2023. According to regulations applicable to such periods, the amount of provisions charged to income in any period consists of net provisions for possible loan losses.

The following table sets forth information with respect to our provisions and allowances for expected credit losses and charge-offs for each of the years ended December 31, 2021, 2022 and 2023:

	For the Year Ended December 31,					% Increase (Decrease)
	2021		2022		2023	2021/2022	2022/2023
	(in millions of Ch$, except percentages)
IFRS:
Provisions:
Gross provisions for expected credit losses(1)	Ch$	89,579	Ch$	477,870	265,200	433.5%	(44.5)%
Total loan loss recoveries		70,407		65,740	63,256	(6.6)	(3.8)
Net provisions for expected credit losses(1)		19,172		412,130	201,944	2,049.6	(51.0)
Charge-offs:
Total charge-offs		241,221		265,479	434,427	10.1	63.6
Net charge-offs		170,814		199,739	371,171	16.9	85.8

Other asset quality data:
Total loans	Ch$	34,265,873	Ch$	36,726,297	37,651,274	7.2%	2.5%
Average Loans		32,439,096		35,370,876	36,933,465	9.0	4.4
Allowances for loan losses	Ch$	673,496	Ch$	821,609	710,187	22.0%	(13.6)%
Allowances for expected credit losses as a percentage of total loans		1.97%		2.24%	1.89%	—	—
Net provisions for expected credit losses as a percentage of average loans		0.06%		1.17%	0.55%	—	—

(1)	This amount includes provisions for due from banks, loans to customers, contingent loan risks and allowances for debt instruments measured at both, fair value through OCI and amortized cost.

2022 and 2023. Our provisions for loans losses posted an annual decrease of Ch$210,186 million, from Ch$412,130 million in 2022 to Ch$201,944 million in 2023. The annual decline in credit risk expenses was primarily the result of:

●	An annual decrease of expected credit losses for loans to customers (including contingent loans) and advances to banks by approximately Ch$201,907 million, from Ch$469,861 million in 2022 to Ch$267,954 million in 2023. This annual decrease was explained by approximately Ch$105,320 million of lower expected credit losses for contingent loans and by a decline of approximately Ch$96,857 million in expected credit losses for loans to customers and advances to banks. These positive trends derive from the improved economic outlook expected for the upcoming 12 months, differently from the economic slowdown that was expected for 2023 in the end of 2022. The better forecast entailed the expectation of lower credit losses revised due to the favorable estimates for 2024, including positive economic growth, reduced inflation and downside correction for short-term interest rate, all of which should translate into enhanced customers’ payment capacity and reduced delinquency as opposed to what was observed in 2023. These drivers benefited both expected credit losses for contingent loans and loans to customers when considering a forward-looking approach for provisioning. Furthermore, we also benefited from the credit risk improvements of certain wholesale banking customers given specific dynamics associated with their businesses.

●	An annual decrease of Ch$10,763 million in impairment of financial assets measured at both fair value through other comprehensive income and amortized cost, from a risk charge of Ch$8,009 million in 2022 to a release of Ch$2,754 million in 2023. The main underlying drivers for this change was the decrease in credit spreads all through 2023, particularly for short-term instruments issued by local banks, which coupled with improvements introduced to the expected credit losses model used for this purpose.

These effects were partly offset by an annual decrease of Ch$2,484 million in collection of past-due loans, from Ch$65,740 million in 2022 to Ch$63,256 million in 2023. This decrease took place in spite of both the increase evidenced by past-due loans in 2023 when compared to 2022 and further efforts deployed by us to improve collection. Thus, the decrease in recoveries is partly explained by a comparison base effect as 2021 and 2022 were periods of excellent payment behavior and customers’ willingness to repay overdue loans with the financial system, given the excess of liquidity seen in the economy, particularly among individual customers.

As a result of these drivers, our risk expenses ratio (ECLs to average loans) decreased from 1.17% in 2022 to 0.55% in 2023.

Regarding delinquency, our past-due loans (loans 90 days or more past-due) increased Ch$159,161 million or 36.8% on an annual basis, from Ch$432,792 million in 2022 to Ch$591,953 million in 2023. Accordingly, the past-due ratio (90 days or more past-due loans over total loans) increased from 1.17% in 2022 to 1.57% in 2023. The annual increase in past-due loans was mainly caused by increased delinquency in both the retail and the wholesale banking segment, as expected after a period of extraordinarily positive payment behavior, that subsequently converged to normalized levels in 2023 when liquidity decreased significantly. Thus, the annual increase in past-due loans was composed of an annual increment of Ch$107,189 million in past-due loans (loans 90 days or more past due) in the retail banking segment and an annual rise of Ch$51,972 million in past-due loans (loans 90 days or more past due) in the wholesale banking segment. Regarding the retail baking segment, the increase in past-due loans had mainly to do with a normalized environment after periods of extraordinarily high liquidity, particularly in this segment that benefited from both pension funds withdrawals in the case of personal banking and government support programs in the case of SME. As such, personal banking past-due loans (loans 90 days or more past due) increased Ch$58,513 million in 2023, composed of both consumer loans and residential mortgage loans, and past-due loans (loans 90 days or more past due) in SME banking rose Ch$48,676 million in the same period. In wholesale banking, instead, the annual increase in past-due loans (loans 90 days or more past due) was caused by the impact of economic slowdown on the income-generating capacity and, consequently, financial condition of companies, together with specific dynamics that adversely affected the credit profiles of some industries, such as health service providers and the real estate and construction sector. As a result, past-due ratios (90 days or more past-due loans over total loans) increased from 1.37% in 2022 to 1.68% in 2023 in the retail banking segment while increasing from 0.42% in 2022 to 0.90% in 2023 in the wholesale banking segment.

2021 and 2022. Our provisions for loans losses posted an annual increase of Ch$392,958 million, from Ch$19,172 million in 2021 to Ch$412,130 million in 2022. The annual increase in credit risk expenses was primarily the result of:

●	An annual increase of Ch$381,283 million in expected credit losses for loans to customers (including contingent loans) and advances to banks, from Ch$88,578 million in 2021 to Ch$469,861 million in 2022. This increment was almost entirely concentrated in loans to customers and advances to banks representing an annual advance of Ch$324,706 million and to a lesser degree in contingent loans representing an annual increase of Ch$56,577 million. These changes are primarily explained by:

o	The normalization of our main asset quality indicators to pre-pandemic levels. In 2021, given extraordinary events in a challenging environment produced by the COVID-19 pandemic, the government deployed a fiscal aid package consisting in direct money transfer to individuals, which coupled with three pension fund withdrawals by individuals (during 2020 and 2021) approved by the Congress and other packages aimed at assisting companies. These initiatives had a direct and positive impact on liquidity in the economy that significantly benefited payment behavior and risk profiles of individuals and companies that resulted in a significant decline in overall delinquencies. All of these effects, particularly the liquidity surplus, were more normalized (at an industry level) in 2022, resulting in a deterioration in the customers’ payment capacity and increased delinquency in 2022 when compared to 2021. Higher inflation also contributed to this scenario by decreasing the purchasing power of individuals. Accordingly, our past-due (90 days or more) over total loans ratio increased from 0.85% in December 2021 to 1.08% in December 2022. These effects were reflected in expected credit losses as result of our forward-looking provisioning models.

o	In 2022, we updated our provisioning models to take into consideration the outlook for the local economy and expected financial trends, given new pieces of information including the evolution of COVID-19 pandemic and global geopolitical concerns, that may be relevant for our internal models. As a result, we released Ch$9,865 million in allowances during 2022.

o	These effects were partly offset by: (i) the annual decrease of Ch$58,113 million in provisions for expected credit losses linked to state-guaranteed loan program FOGAPE, explained by the scheduled amortization of these types of loans, and (ii) lower provisions for expected credit losses by Ch$17,742 million resulting from the sale of loan portfolios.

●	An annual increment of Ch$7,008 million in the impairment of financial instruments measured at fair value through other comprehensive income, due primarily to: (i) unfavorable changes in credit spreads in line with a subdued economic outlook that resulted in higher probabilities of default for our counterparties, and (ii) increased positions taken in financial instruments measured at fair value through OCI issued by both local and foreign issuers.

As a result of the annual advance in provisions for expected credit losses, our risk expenses ratio (ECLs to average loans) increased from 0.06% in 2021 to 1.17% in 2022.

Regarding delinquency, our past-due loans (loans 90 days or more past-due) increased Ch$105,141 million or 36.3% on an annual basis, from Ch$307,696 million in 2021 to Ch$432,697 million in 2022. Accordingly, the past-due ratio (90 days or more past-due loans over total loans) increased from 0.90% in 2021 to 1.17% in 2022. The annual decrease in past-due loans was caused by the combination of declines in both the retail and the wholesale banking segment. Diverse economic and business dynamics contributed to the increase in both the amount of past-due loans and our past-due loans ratio in 2022 when compared to 2021. In the case of past-due loans (loans 90 days or more past due), we experienced an annual increase of approximately Ch$125,001 million in the retail banking segment that was partly offset by a decrease of Ch$4,372 million in the wholesale banking segment, in each case, as compared to 2021. The increase in the retail banking segment was primarily supported by the normalization of customers’ payment behavior after a period of non-recurrent factors particularly associated with the excess of liquidity seen in the economy during 2021 as a result of pension fund withdrawals and government aid packages to support individuals, which increased disposable income throughout 2021. These factors temporarily benefited the payment behavior in both consumer and mortgage loans. During 2022, instead, as the liquidity surplus has begun to disappear, consumer and residential mortgages past-due loans (loans 90 days or more past due) increased Ch$49,998 million and Ch$23,258 million on an annual basis, respectively. Likewise, SMEs past-due loans (loans 90 days or more past due) also increased Ch$51,745 million in 2022 when compared to 2021, primarily due to the low comparison base that was highly influenced by the government-guaranteed loan program (Fogape—Reactiva) released in 2021 to support SME in the context of COVID-19. Instead, the wholesale banking segment recorded a decrease of Ch$4,372 million in commercial past-due loans (loans 90 days or more past due), which was the consequence of improved business conditions for companies, as mobility and commercial activity has returned to normal levels, benefiting companies’ results and credit behavior. As a result, past-due ratios (90 days or more past-due loans over total loans) increased from 1.00% in 2021 to 1.37% in 2022 in the retail banking segment while decreasing from 0.48% in 2021 to 0.42% in 2022 in the wholesale banking segment.

ECL Sensitivity Analysis

The following analysis contains a quantitative sensitivity assessment of the Expected Credit Losses (“ECL”) in relation to the main macroeconomic assumptions included in the models used for that purpose. The ECL reflects an unbiased probability-weighted loss for a certain range of future economic scenarios. We determine the ECL based on three economic scenarios: (i) base case (60%), (ii) upside case (20%), and (iii) downside case (20%).

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

The following table sets forth the MEV we use for the analysis and the shifts applied to them. Shifts are defined as one standard deviation from the historical mean over a period of economic stability for each MEVs:

Macroeconomic Variable	Shift 1 Standard Deviation (1)
Real Sector MEVs
GDP Growth Rate	(1.88)
Unemployment rate	0.52
Government Expenditure	(3.70)
Copper Price	(10.26)
Financial and Monetary Sector MEVs
Central Bank Interest Rate	0.26
Consumer Price Index	0.57
M1 Money Supply	(2.81)
Exchange Rate	4.91

(1)	Values are expressed in percentage change, for example, the shock applied to the copper price is a decrease of 10.26%.

We define a scenario-based analysis by establishing eight possible scenarios for the MEVs, as follows:

Real Sector MEVs

i)	Scenario 1: Shift on GDP growth rate

ii)	Scenario 2: Shift on Unemployment Rate

iii)	Scenario 3: Shift on Government Expenditure

iv)	Scenario 4: Shift on Copper Price

Financial and Monetary Sector MEVs

v)	Scenario 5: Shift on Central Bank Interest Rate

vi)	Scenario 6: Shift on Consumer Price Index

vii)	Scenario 7: Shift on M1 Money Supply

viii)	Scenario 8: Shift on Exchange Rate

For the scenario-based analysis one MEV is shifted and the rest of them are related to that shift by multiplying it with a related factor.

	MEV Scenarios
	1	2	3	4	5	6	7	8
MEV Sensitivity to MEV Scenarios	(in percentage)
Real Sector Variable
GDP growth rate	(1.88)	(0.03)	(0.86)	(0.10)	0.11	(0.08)	0.16	(0.25)
Unemployment rate	0.01	0.52	0.15	(0.08)	(0.18)	(0.14)	(0.14)	(0.05)
Government Expenditure	(0.87)	(0.39)	(3.70)	0.79	0.41	0.53	0.28	0.32
Copper Price	(2.22)	4.38	10.61	(10.26)	(2.67)	(6.65)	(0.46)	(8.35)
Financial and Monetary Variable
Central Bank Interest Rate	(0.07)	(0.31)	(0.28)	0.08	0.26	0.11	0.28	(0.02)
Consumer Price Index	0.11	(0.52)	(0.73)	0.43	0.23	0.57	0.02	0.40
M1 Money Supply	0.83	1.81	1.42	(0.11)	(2.09)	(0.06)	(2.81)	0.91
Exchange rate	2.78	(1.47)	(3.53)	4.30	(0.25)	3.16	(1.97)	4.91

As depicted by the table above, MEV scenarios show correlations between most of them. For instance, in Scenario 5, a strong upward shift in the Central Bank Interest Rate leads to a strong decrease in M1 Money Supply, which goes the opposite way in Scenario 8, where an increase in the exchange rate should lead to an increase in M1 Money Supply.

The following table sets forth the combined impact of shifts in all MEV for each scenario on our ECL:

Range of MEV Scenarios Impact on the ECL
	Retail Banking Segment	Wholesale Banking Segment
Macroeconomic Variable	(in millions of Ch$)
Real Sector Scenarios	(3.420) — 11.894	(1.278) — 3.976
Financial and Monetary Sector Scenarios	874 — 4.379	553 — 4.106

Operating Expenses

The following table sets forth information regarding our operating expenses for the years ended December 31, 2021, 2022 and 2023:

	For the Year Ended December 31,						% Increase (Decrease)
	2021		2022		2023		2021/2022	2022/2023
	(in millions of Ch$, except percentages)
IFRS:
Personnel expenses	Ch$	450,952	Ch$	528,226	Ch$	582,684	17.1%	10.3%
Administrative expenses:
Advertising		30,652		35,280		39,617	15.1	12.3
Building maintenance		39,679		42,157		49,632	6.2	17.7
Rentals and insurance		15,672		15,469		18,746	(1.3)	21.2
Office supplies		8,093		9,288		8,660	14.8	(6.8)
Other expenses		230,529		253,080		292,189	9.8	15.5
Total administrative expenses		324,625		355,274		408,844	9.4	15.1
Depreciation and amortization		76,798		84,205		92,308	9.6	9.6
Impairments		1,690		77		1,762	(95.4)	2,188.3
Other operating expenses		19,348		27,701		32,905	43.2	18.8
Total	Ch$	873,413	Ch$	995,483	Ch$	1,118,503	14.0%	12.4%

2022 and 2023. Our total operating expenses increased 12.4% or Ch$123,020 million on an annual basis from Ch$995,483 million in 2022 to Ch$1,118,503 million in 2023. The annual change in operating expenses was mainly attributable to:

●	An annual increment of Ch$54,458 million or 10.3% in personnel expenses, from Ch$528,226 million in 2022 to Ch$582,684 million in 2023. This annual rise was mainly supported by: (i) an annual increase of Ch$39,642 million or 12.4% in salaries, which was the result of the recognition of inflation that amounted to 4.8% in 2023 (measured as UF variation), as defined in collective bargaining agreements, by incorporating certain lagged effects of past inflation, such as the 13.3% UF variation seen in 2022, which more than offset the annual decrease in headcount, (ii) an annual increase of Ch$8,010 million in severance payments as part of changes made in our organizational structure that pursues to adapt our team and functions to the challenges faced by the banking industry, which was also reflected by the headcount decrease, (iii) an increase of Ch$6,806 million in benefits and others payments to the staff, related to the acceleration in the recognition of benefits embedded in former collective bargaining agreements that were renegotiated before the expiration date.

●	An annual increase of Ch$53,570 million or 15.1% in administrative expenses, from Ch$355,274 million in 2022 to Ch$408,844 million in 2023, which was primarily explained by: (i) an annual increase of Ch$28,054 million or 18.4% in IT-related expenses, due primarily to increased costs in software licensing, further demand for data processing services and higher expenses in associated with upgrades in IT infrastructure with the aim of improving technological capabilities to deploy our digital banking strategy, (ii) an annual rise of Ch$7,475 million or 17.7% in fixed-asset maintenance, due to both the overhauling of some of our branches and the relocation of part of our ATMs network as a result of a new partnership with a local retailer from the previous one, (iii) an annual increase of Ch$6,523 million in other-than-IT-related outsources services, from the Ch$7,095 million recorded in 2022, which was mainly supported by increased collection services that began to be taxed with VAT as a result of the last tax reform passed by the Congress, (iv) higher advertising expenses by Ch$4,337 million or 12.3% due to commercial campaigns related to the sponsorship of the national Rugby Team that participated in the world cup for first time, together with other business-related campaigns that pursued to promote the use of payment channels as well increased benefits of our loyalty program for credit card users, (v) an annual increase of Ch$3,277 million in expenses related to rentals and insurances that were primarily linked to rentals of ATMs, and (vi) an increase of Ch$1,700 million in legal expenses primarily explained by higher collection activity.

●	An annual increment of Ch$8,103 million or 9.6% in depreciation and amortization expenses, from Ch$84,205 million in 2022 to Ch$92,308 million in 2023. This increase was largely supported by increased amortization of intangible assets related to software upgrades and IT developments, as part of our digital strategy.

●	Other operating expenses increasing Ch$5,204 million on an annual basis or 18.8%, from Ch$27,701 million in 2022 to Ch$32,905 million in 2023, which was primarily explained by increased operational write-offs that surged as a result of an upward trend in external fraud through credit cards and debit cards, as well as through electronic money transfers, which —by the end of 2023— were coupled with the robbery suffered by one of our cash vault suppliers.

2021 and 2022. Our total operating expenses increased 14.0% or Ch$122,070 million on an annual basis from Ch$887,413 million in 2021 to Ch$995,483 million in 2022. The annual change in operating expenses was mainly attributable to:

●	An annual increase of approximately Ch$78,050 million or 17.1% in personnel expenses, from Ch$450,952 million in 2021 to Ch$528,226 million in 2022. This was explained by: (i) an annual increase of Ch$30,825 million attributable to variable compensation linked to the solid results achieved in 2022 when compared to 2021, (ii) an annual increase of Ch$30,158 million or 10.4% in salaries principally explained by the recognition of the inflation effect (UF variation of 13.3% in 2022), which was to some extent counterbalanced by an annual decrease in average headcount, (iii) severance payments increasing approximately Ch$11,160 million or 68.8%, from Ch$16,221 million in 2021 to Ch$27,381 million in 2022, as a consequence of organizational changes made during the year, and (iv) an annual increase of Ch$5,000 million in benefits to the staff and other related expenses as many of them are indexed to (or adjusted by) inflation.

●	An annual increment of approximately Ch$30,649 million or 9.4% in administrative expenses, from Ch$324,625 million in 2021 to Ch$355,274 million in 2022. The main explanatory factors behind this figure were: (i) an annual increase of Ch$14,781 million or 13.6% in IT and Communication expenses mostly explained by additional disbursements related to software licensing, data services and other IT products, aligned with initiatives deployed throughout the year in order to upgrade and accelerate our digital transformation strategy, (ii) an annual increase of Ch$6,580 million or 21.5% in marketing and advertising expenses related to new products and services, including FAN account, the support plan for SMEs, media exposure linked to promotional events that require social interaction that we have been able to reactivate as mobility restrictions ceased in 2022, (iii) an annual increase of Ch$2,483 million or 6.3% in fixed-asset maintenance expenses, impacted by the new service model and maintenance of branches and corporate buildings as most of the staff returned to the office, which is coupled with an increased number of clients coming in person to our branches, and (iv) an annual increase of Ch$1,196 million or 14.8% in office supplies expenses associated with purchases of password generation devices, checkbooks and credit cards for clients.

●	An annual increase of Ch$8,353 million or 43.2% in other operating expenses, from Ch$19,348 million in 2021 to Ch$27,701 million in 2022, which was mostly influenced by both: (i) higher expenses by approximately Ch$4,091 million related to assets received in lieu of payment, and (ii) an annual increase of approximately Ch$3,312 million in operational risk write-offs and provisions resulting from external fraud through payment channels, partly explained by normalized transactionality.

●	An annual increase of Ch$7,407 million or 9.6% in depreciation and amortization, from Ch$76,798 million in 2021 to Ch$84,205 million in 2022. This behavior was principally explained by: (i) an annual increase of approximately Ch$3,671 million in amortization of intangible assets due to software improvements and upgrades in order to meet customers’ needs and operating requirements, and (ii) higher depreciation of leased assets by approximately Ch$2,568 million, explained by higher expenses linked to branches and ATM locations.

Income Tax

The Chilean tax system contains differences in the tax treatment for monetary correction (effect of inflation on equity), as well as provisions on individual loans and for charge-offs related to past-due loans, all of which has an impact on our effective tax rate through deferred taxes. Also, since 2016, no tax credits have been allowed from taxes paid on leased properties, with the exception of properties used in agricultural activities. For more information, see “Item 10. Additional Information—Taxation—Chilean Tax Considerations—Tax Reform Law No. 20,780.”

In February 2016, a new tax law was enacted (Law No. 20,899), which subjects publicly-traded companies to the Semi-Integrated Regime. Accordingly, since 2018, Banco de Chile has been subject to a statutory corporate tax rate of 27%. On February 24, 2020, following the social crisis that took place in Chile in October 2019, the Chilean Government enacted Law No. 21,210, to modernize the local tax system. The law mainly focused on: (i) promoting entrepreneurship measures by providing SMEs with a special tax regime based on total integration and a statutory tax rate of 25%, as opposed to large companies and corporations whom will continue to be subject to a semi-integrated system, while bearing a statutory corporate tax rate of 27%, (ii) implementing initiatives to promote private investment by introducing instantaneous or accelerated depreciation for fixed-assets, reducing the timeframe to receive reimbursements of VAT paid on fixed-assets, while reducing or eliminating property taxes paid by elderly people, (iii) increasing taxes paid by high-income individuals by means of adding a new tax bracket of 40%, (iv) raising taxes on properties exceeding U.S.$500,000 in assessed value, (v) incorporating a regional green tax of 1% levied on investment projects exceeding U.S.$10 million in capital expenditures that were subject to environmental approval, (vi) lowering tax benefits on capital gains obtained in stock markets, (vii) creating a Taxpayer Protection & Advisory Agency, which aims to be a counterpoint to the Chilean Internal Revenue Service on taxation matters, and (viii) introducing a digital approach, which considers both the compulsory use of electronic bill and invoices, aimed at reducing tax evasion, and the imposition of VAT on digital services rendered from foreign countries. This law did not represent a significant change for us in terms of a statutory corporate tax rate of 27%, or the semi-integrated system that currently applies to us. Nonetheless, it requires us to withhold the VAT levied on digital services paid through our credit or debit cards, which translates into additional IT and processing costs.

In February 2022, Law No. 21,420 was enacted with the purpose of reducing or removing diverse tax exemptions by introducing the following measures: (i) the taxation of any type of service with VAT, unless expressively exempted, starting on January 1, 2023, (ii) the establishment of the same treatment for financial and tax purposes for financial leasing agreements entered into on or after January 1, 2023, which was recently reversed in February 2023 under Law No. 21,540 (so never went into effect), (iii) a 10% tax on capital gains produced by the sale of actively traded stocks (under definitions established by the Chilean Internal Revenue Service (“Chilean IRS”)) for sales performed on or after September 1, 2022, which will not apply to local or foreign institutional investors, (iv) an inheritance tax on profits from life insurance contracts agreed on or after February 4, 2022, (v) an increase in the wealth tax on real estate from 0.275% to 0.425% starting January 1, 2023, (vi) the elimination of the special VAT credit for construction companies targeting middle income homes starting January 1, 2025, (vii) the establishment of a 2.0% annual tax on luxury goods such as airplanes, helicopters, yachts and luxury vehicles, (viii) the reduction of tax benefits on middle income housing, namely, DFL No. 2 of 1959, by limiting the benefit to individuals only and for a maximum of two homes, regardless of the purchase date, starting January 1, 2023, (ix) the elimination of the tax credit on the purchase of fixed assets for large companies and (x) the increase of mining patents’ value.

These changes have not had a material impact on our results of operations or financial condition. However, we cannot rule out that future changes in the Chilean tax system will have an impact on the economy or the banking industry and, consequently, in our results of operations and profitability. For more information, see “Item 3. Key Information—Risk Factors—Risks Relating to our Operations and the Chilean Banking Industry—Stricter banking regulations and changes in law may constrain our operations and thereby adversely affect our financial condition and results of operations”. “Item 4. Regulation and Supervision—Amendments to the Chilean Tax System” and “Item 10. Additional Information—Taxation—Chilean Tax Considerations—Tax Reform currently under discussion.”

2022 and 2023. Our income tax expense was Ch$322,114 million in 2023, which represented an annual increase of 11.4%, or Ch$32,905 million, from the Ch$289,209 million recorded in 2022. Accordingly, our effective tax rate rose from 16.7% in 2022 to 19.0% in 2023. The annual change in income tax derived primarily from the lower positive effect of inflation on our shareholders’ equity of Ch$113,612 million, in contrast to Ch$195,421 million in 2022, a difference of Ch$81,809 million, which is tax deductible under the Chilean tax system, given the decrease in 12-month inflation from 12.8% in 2022 to 3.9% in 2023 (measured as CPI variation).

This factor was partly offset by: (i) an annual increase in tax deductions by Ch$70,212 million on an annual basis from a net tax add-on of Ch$16,177 million in 2022 to a net tax deduction of Ch$54,035 million in 2023, which was explained by both the recognition of the positive effect of interest accrued on fixed-income instruments covered by Art. 104 of the Chilean tax law in 2023 and further income tax incurred in 2022 due to the sale of FVTOCI instruments with cumulative marking-to-market losses on equity during 2022, and (ii) to a lesser degree, an annual decrease of approximately Ch$38,869 million in income before income tax between 2022 and 2023, which resulted in lower income tax expense by Ch$10,495 million on an annual basis at the statutory corporate tax rate of 27.0%.

2021 and 2022. Our income tax expense was Ch$289,209 million in 2022, which represented an annual increase of 4.8%, or Ch$13,240 million, from the Ch$275,969 million recorded in 2021. In spite of this annual increase, our effective tax rate decreased from 20.7% in 2021 to 16.7% in 2022. The annual change was mainly due to: (i) an annual advance of Ch$402,724 million in income before income taxes, which translated into an annual increase of Ch$108,736 million in income tax expense at the statutory corporate tax rate of 27.0%, and (ii) additional income tax by approximately Ch$13,956 million that was mostly explained by the sale of FVTOCI instruments with cumulative marking-to-market losses on equity during 2022, since the instruments involved in the sale are treated under Art. 104 of the local tax code, meaning that losses at the moment of sale are added to the taxable base. These factors were offset by lower income tax by Ch$109,452 million on an annual basis due to the effect of higher inflation (12.8% in 2022 in comparison with 7.2% in 2022, measured as CPI variation) on our shareholders’ equity, which may be deducted from our taxable base as permitted by the Chilean tax system.

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

Retail Banking: This segment is focused on individuals and small and medium-sized companies whose annual sales do not exceed UF 70,000 (approximately Ch$2,575 million as of December 31, 2023). The segment’s value proposition is primarily focused on consumer loans, commercial loans, current accounts, credit cards, credit lines and residential mortgage loans.

Wholesale Banking: This segment is focused on corporate clients and large companies whose annual sales exceed UF 70,000 (approximately Ch$2,575 million as of December 31, 2023). This segment offers products and services focused on commercial loans, current accounts, cash management services, debt instruments, foreign trade, derivative contracts and leases, as well as corporate finance transactions.

Treasury and Money Market: The revenue generated by this segment relates to the management of our liquidity and net positions subject to market risks. This segment also includes the results of our securities portfolio, our derivatives positions and currency trading.

Operations through subsidiaries: This segment includes all companies controlled by us whose results are obtained individually by the respective company. As of December 31, 2023, this business segment consisted of:

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

The financial information used to measure the performance of our business segments is not necessarily comparable with similar information from other financial institutions because it is based on our internal reporting policies. The accounting policies used to prepare our operating segment information are similar to those described in Note 2(a) to our audited consolidated financial statements as of and for the year ended December 31, 2023 appearing elsewhere in this annual report, except as noted below:

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

Net Income by Business Segment

The following table sets forth income before income tax by business segment in accordance with our internal reporting policies for each of the years ended December 31, 2021, 2022 and 2023:

	For the Year Ended December 31,						% Increase (Decrease)
	2021		2022		2023		2021/2022	2022/2023
	(in millions of Ch$, except percentages)
BANK’S INTERNAL REPORTING POLICIES:
Retail banking	Ch$	498,965	Ch$	766,304	Ch$	634,301	53.6%	(17.2)%
Wholesale banking		346,747		717,197		746,013	106.8	4.0
Treasury and Money Market		43,428		97,342		40,131	124.1	(58.8)
Subsidiaries		81,332		104,349		97,077	28.3	(7.0)
Other		—		—		—	—	—
Income before Income tax	Ch$	970,472	Ch$	1,685,192	Ch$	1,517,522	73.6%	(9.9)%

Retail Banking

2022 and 2023. Our retail banking segment recorded income before income tax of Ch$634,301 million in 2023, which represented an annual decrease of 17.2% or Ch$132,003 million when compared to the Ch$766,304 million recorded in 2022. The annual decrease in income before income tax in this segment was mainly the consequence of:

●	An annual increment of Ch$109,692 million or 15.7% in operating expenses from Ch$698,802 million in 2022 to Ch$808,494 million in 2023, primarily explained by: (i) administrative expenses that increased Ch$57,539 million or 21.1% in 2023 when compared to 2022, which was supported by diverse factors including increased expenses related to fixed-asset maintenance and rentals due to the relocation of part of our ATM’s network as a result of a new partnership with a local retailer, an increment in outsourced services due to higher expenses related to collection services that began to be taxed with VAT, greater IT-related expenses associated with further developments and internal projects in the context of our continuously improving digital strategy, higher advertising expenses as a result of commercial campaigns aimed at reinforcing the use of certain lending products, such as credit cards, while supporting the National Rugby team, (ii) personnel expenses that rose Ch$35,806 million or 10.5% on an annual basis due primarily to non-recurrent factors, including the acceleration in the recognition of benefits embedded in former collective bargaining agreements that we negotiated before the expiration date by the end of 2023, greater severance expenses owing to the optimization of our branch network and the cumulative effect of inflation on salaries, (iii) depreciation and amortization expenses that grew Ch$7,799 million or 11.3% in 2023 when compared to 2022, mostly associated with increased amortization of intangible assets in view of internal IT developments and software upgrades, and (iv) other operating expenses that rose Ch$6,784 million or 39.7% on an annual basis mainly on the grounds of higher operational write-offs related to external fraud through credit cards, debit cards and electronic money transfers.

●	An annual rise of Ch$50,086 million or 15.5% in expected credit losses. This annual increment was mainly associated with the expected normalization we witnessed in asset quality metrics, such as past-due loans (90 days or more) that increased from 1.37% in December 2022 to 1.68% in December 2023, which is the consequence of a period of extraordinarily positive payment behavior fostered by temporary excess of liquidity among individuals during 2022. Furthermore, the annual increment in expected credit losses took place despite annual decrease in additional provisions (under internal reporting policies or Chilean GAAP) that are partly allocated to this segment.

The prior effects were to some degree offset by an annual increase of Ch$27,775 million or 1.6% in operating revenues, from Ch$1,788,469 million in 2022 to Ch$1,816,244 million in 2023. This trend was sustained by a combination of drivers, including: (i) improved income from loans by approximately Ch$75,295 million on an annual basis, particularly fostered by consumer loans for personal banking customers, as consequence of increased average lending spreads and a 6.4% rise in average total loans, (ii) higher margin on time deposits by Ch$29,785 million on an annual basis, primarily on the grounds of improved pricing management and segmentation, (iii) fee income that grew by Ch$25,270 million or 8.4% in 2023 when compared to 2022 supported by increased fees and commissions from transactional services and insurance brokerage, and (iv) higher contribution of demand deposits managed by this segment to our funding by Ch$16,737 million or 5.4%, given interest rates —particularly for shorter terms in local currency— that remained above the levels seen in 2022, on average. These factors allowed us to overcome lower contribution of the inflation-indexed exposure to the net interest income, which is partly allocated to this segment, as a result of the sharp decrease in inflation from 13.3% in 2022 to 4.8% in 2023 (measured as UF variation).

2021 and 2022. Our retail banking segment recorded income before income tax of Ch$766,304 million in 2022, which represented an annual increase of 53.6% or Ch$267,339 million when compared to the Ch$498,965 million recorded in 2021.

The annual increase in income before income tax was mainly the consequence of the annual growth recorded by operating revenues, which may be summarized, as follows:

●	An annual increase of Ch$363,316 million in net interest income, which was the result of: (i) increased contribution of the UF net asset position partly allocated to this segment due to both greater average exposure and an inflation rate that increased from 6.6% in 2021 to 13.3% in 2022 (measured as UF variation), and (ii) an annual increase of approximately Ch$176,047 million in the contribution of demand deposit accounts managed by this segment to our funding, mostly explained by the steady rise in local and foreign interest rates, particularly in the short-term, which more than offset the annual decline of 12.5% in average demand deposits balances managed by the segment. These effects were to some extent offset by: (i) an annual decrease of approximately Ch$12,200 million in income from loans, explained by lower average lending spreads on consumer loans, and (ii) an annual decline in income from credit prepayments, explained by lower incentives to refinance or prepay debt given the prevailing scenario of interest rates and lower liquidity among individuals.

●	An annual increment of Ch$41,221 million or 15.8% in income from fees and commissions, from Ch$260,417 million in 2021 to Ch$301,638 million in 2022. This figure was mostly the consequence of an increase in transactional services, such as credit cards, debit cards and checking accounts, as the overall household consumption normalized during 2022 when compared to 2021, given the lifting of mobility and social interaction restrictions due to improved health conditions, leading to increased transactionality among retail customers. This driver is coupled with the effect of higher inflation on fees that are mostly denominated in UF.

●	An annual increase of Ch$9,541 million in income attributable to investments in other companies, from a net loss of Ch$452 million in 2021 to a net gain of Ch$9,089 million in 2022, which was mostly attributable to the effect of higher net income earned by Transbank, the company that manages the payment operation of credit and debit cards for most of the local banks, based on the revision of fees by the end of 2021 after being frozen for most of 2021, which translated into financial losses that year.

The annual increase in operating revenues was partially counterbalanced by:

●	An annual advance of Ch$80,325 million or 13.0% in operating expenses, from Ch$618,495 million in 2021 to Ch$698,820 million in 2022. Most of this annual change was attributable to an increase of Ch$50,745 million in personnel expenses on an annual basis. This was the result of: (i) further provisions for variable compensation as a consequence of higher results achieved during 2022, (ii) an annual increase in salaries due to the impact of inflation which increased from 6.6% in 2021 to 13.3% in 2022 (measured as UF variation), that was partly offset by a decrease in average headcount in 2022 when compared to 2021, (iii) higher severance payments as a consequence of a decrease in average headcount in line with efficiency initiatives and organizational changes, and (iv) higher benefits and other personnel related expenses as most of them are indexed to the UF. The increase in personnel expenses coupled with higher administrative expenses by Ch$19,891 million or 7.9% on an annual basis explained by the deployment of our digital transformation program that resulted in IT-related expenses, such as data services and software licensing, in order to improve both our staff productivity and customers’ experience either on-site in our nationwide branch network or remotely through our digital and internet-based banking.

●	An annual increase of Ch$65,815 million or 25.6% in provisions for expected credit losses in light of asset quality indicators that are returning to pre-pandemic levels, after a period of significantly positive credit risk performance in 2021, supported by abnormally high levels of liquidity among retail banking customers as a result of diverse assistance measures to support people during the pandemic that led to a temporary improvement in the clients’ payment capacity. This effect all but disappeared in 2022 due to the decline in the liquidity surplus, which coupled with the effect of inflation on the purchasing power of individuals. The increase in expected credit losses had also to do with loan growth, particularly associated with the recovery in consumer loans. On the other hand, in 2022 we set a lower amount of additional provisions in 2022 (partly allocated to this segment), given lowered uncertainty in relation to 2021 on how the aftermath of COVID-19 could harm the economic outlook and customers’ credit behavior.

Wholesale Banking

2022 and 2023. Our wholesale banking segment recorded a 4.0% or Ch$28,816 million annual increase in income before tax, from Ch$717,197 million in 2022 to Ch$746,013 million in 2023.

This annual increase was mainly attributable to the sharp decrease of Ch$113,188 million or 109.1% in expected credit losses, from a net risk charge of Ch$103,745 million in 2022 to a net risk release of Ch$9,443 million in 2023. This decline was mainly attributable to: (i) no additional allowances set in 2023 as compared to an amount of Ch$160,000 million established in 2022, which was partly allocated to this segment, and (ii) asset quality improvements in customers participating in industries served by this segment that strengthened their financial condition throughout 2023 on the grounds of enhanced business fundamentals and reduced uncertainty, which had been downgraded in 2022 due to both market and regulatory dynamics affecting their business activity.

This effect was partly offset by:

●	An annual decrease of Ch$63,472 million or 6.3% in operating revenues, from Ch$1,008,748 million in 2022 to Ch$945,276 million in 2023, which was mostly influenced by the already mentioned impact of lower inflation on our inflation-indexed exposure that is partly allocated to this segment, which resulted in a decline of Ch$82,147 million or 9.5% in net interest income on an annual basis. In turn, this factor was to some extent counterbalanced by: (i) higher contribution of demand deposits managed by the segment to our cost of funds by Ch$64,694 million or 28.4% largely on the grounds of higher interest rates, on average, in 2023 when compared to 2022, particularly fostered by demand deposits in foreign currency, and (ii) increased fee income by Ch$6,797 million or 9.3% on an annual basis.

●	An annual rise of Ch$20,900 million or 11.1% in operating expenses, from Ch$187,806 million in 2022 to Ch$208,706 million in 2023. This surge was primarily due to: (i) personnel expenses that grew Ch$13,336 or 13.0% on an annual basis, as a result of the cumulative inflation effect on salaries and other non-recurrent effects, such as the acceleration in the recognition of benefits provided through former collective bargaining agreements as we anticipated negotiations with some of our unions, which coupled with increased severance expenses as a result of organizational restructuring, (ii) administrative expenses that rose Ch$9,557 or 14.4% on an annual basis, primarily given higher IT-related expenses produced by technological improvements for wholesale banking platforms and solutions.

2021 and 2022. Our wholesale banking segment recorded an 106.8%, or Ch$370,450 million, annual increase in income before tax, from Ch$346,747 million in 2021 to Ch$717,197 million in 2022. This annual increase was mainly attributable to:

●	An annual increase of Ch$390,456 million in net interest income, as a consequence of: (i) higher contribution of UF net asset position (partly allocated to this segment) due to both increased average exposure and higher inflation as mentioned earlier, (ii) an annual increase of approximately Ch$147,374 million in the contribution of demand deposit accounts managed by the segment to our cost of funds, primarily caused by increasing local and foreign interest rates, and (iii) higher income from loans by approximately Ch$27,467 million principally explained by an annual increase of 12.5% in average loan balances managed by the segment and, to a lesser degree, slightly higher lending spreads in 2022 when compared to 2021.

●	An annual increase of Ch$7,525 million in net financial operating and foreign exchange transactions in 2022, mostly related to improved results from foreign exchange spot and forward transactions carried out by the segment’s customers in the context of increased exchange rate volatility that translated into a greater volume of transactions during the year.

●	An annual increase of Ch$5,865 million or 8.7% in fees and commissions, from Ch$67,343 million in 2021 to Ch$73,208 million in 2022. The main factor behind this performance was an expansion in fees associated with trade finance and guarantees, collaterals and other contingent loans, partly associated with more favorable conditions for international trade in 2022 since global trade returned to normalized levels after the impact of the pandemic, as reflected by the reactivation of Trade Finance loans that increased 30.4% on an annual basis.

These effects were partly offset by:

●	An annual increase of Ch$31,792 million or 20.4% in operating expenses, which in turn was explained by: (i) the impact of inflation on salaries that partially offset a decrease in average headcount in 2022, (ii) an annual rise in variable compensation as a consequence of better results achieved in 2022, and (iii) higher IT expenses aligned with digital transformation initiatives, including software licensing and data services, that improved both our staff productivity and service quality by means of enhancing digital applications and internet-based services provided to these type of customers.

●	An annual increase of Ch$5,229 million or 5.3% in expected credit losses. As explained for the Retail Banking segment, the normalization of asset quality indicators also had an impact on our individually-evaluated loan portfolio. This effect was partly counterbalanced by lower additional allowances set in 2022 when compared to 2021 (partly allocated to the segment) due to decreased uncertainty in regards to the economic and political environment in 2022.

Treasury and Money Market

2022 and 2023. Our Treasury and Money Market segment posted a decrease of Ch$57,211 million, or 58.8%, on an annual basis before income tax, from Ch$97,342 million in 2022 to Ch$40,131 million in 2023.

The annual performance shown by our Treasury and Money Market segment had to do with a marked change in market factors, particularly in inflation and interest rates. Therefore, the lower income before income tax was primarily explained by a decrease of Ch$68,039 million or 61.7% in operating revenues that was, in turn, the result of:

●	Lower net financial income from the management of our investment portfolio by Ch$41,506 million on an annual basis, from a net gain of Ch$15,174 million in 2022 to a net loss of Ch$26,332 million in 2023. This change was mainly supported by: (i) the steady upward trend shown by local interest rates —particularly in UF— until October 2023, which adversely affected the fair value of fixed-income securities, (ii) funding costs that remained high, as a result of short-term nominal interest rates that stayed at higher-than-normal levels all though the year, and (iii) inflation that declined from 13.3% in 2022 to 4.8% in 2023 (measured as UF variation) that reduced the inflation-indexation income of part of our investment portfolio.

●	Lower revenues from our trading desk by Ch$22,484 million or 52.7% on an annual basis, from Ch$42,648 million in 2022 to Ch$20,163 million in 2023. This trend was largely explained by a comparison base effect, given increased volatility that benefited the marking-to-market of trading positions in 2022, together with increased charges of CVA/DVA for derivatives in 2023. Likewise, throughout 2023, trading positions were adversely impacted by short-term nominal interest rates that remained at higher-than-normal levels, which resulted in increased cost of funds for positions with shorter maturities, such as trading ones.

These effects were partly offset by a decrease in impairments for fixed-income securities measured at both, fair value through other comprehensive income and amortized cost, by Ch$10,763 million on an annual basis, from a net charge of Ch$8,009 million in 2022 to a net release of Ch$2,754 million in 2023, primarily given enhanced credit spreads on short-term securities issued by local banks, particularly associated with certificates of deposit.

2021 and 2022. Our Treasury and Money Market segment posted an increase of Ch$53,914 million, or 124.1% million, on an annual basis before income tax, from Ch$43,428 million in 2021 to Ch$97,342 million in 2022.

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

Operations through Subsidiaries

2022 and 2023. Our subsidiaries recorded income before income tax of Ch$97,077 million for the year ended December 31, 2023, representing a 7.0%, or a Ch$7,272 million, decrease when compared to the Ch$104,349 million reached in 2022. This annual decline in income before income tax was mainly attributable to:

●	An annual decrease of Ch$3,578 million or 7.4% in income before income tax earned by our securities brokerage subsidiary, primarily due to: (i) operational expenses that increased Ch$4,142 million or 8.6% on an annual basis, as a consequence of greater IT-related expenses and the recognition of cumulative inflation on salaries that resulted in higher personnel expenses, and (ii) an annual decrease of Ch$2,831 million or 6.1% in net fees and commissions, which was mostly explained by an annual decline of 5.0% in stock trading turnover, given the change in investors’ preferences toward fixed-income securities in view of the expected downward correction in interest rates. These effects were to some degree offset by an annual increase of Ch$2,941 million or 6.2% in net financial income from the management of the subsidiary’s trading portfolio, particularly associated with the impact of favorable changes in interest rates, particular for shorter terms, by the end of the year.

●	Lower income before income tax of our mutual funds subsidiary by Ch$3,206 million or 8.2% on an annual basis. This change had mainly to do with: (i) an annual decrease of Ch$1,785 million, 2.7% in operating revenues, largely explained by a Ch$2,365 million or 3.8% decline in fee-based income, since investors moved from equity funds to fixed-income funds with the pursuit of benefiting from the expected downward correction in interest rates, which resulted in a change in the portfolio mix that translated into lower margins as fixed-income funds bear lower commissions, and (ii) higher operating expenses by Ch$1,420 million or 5.3% on an annual basis, largely due to an increase in administrative expenses, which in turn were mainly steered by further IT-related costs resulting from internal developments and improvements to technological platforms.

●	An annual decline of Ch$3,032 million or 50.4% in income before income tax of our financial advisory subsidiary, which was principally explained by lower business activity in 2023, in mergers, acquisitions and bond placements, in connection with subdued economic growth and, particularly, the annual contraction in private investment. These trends were primarily fostered by social, political and economic uncertainty that resulted in lower dynamism in the local capital markets.

●	Lower income before income tax of Ch$1,295 million in our collection services subsidiary, which was fully explained by higher personnel expenses, in line with the impact of cumulative inflation on salaries and expenses associated with the collective bargaining process negotiated in advance.

These factors were partly offset by an annual increase of Ch$3,839 million or 40.0% in income before income tax in our insurance brokerage subsidiary, which was primarily prompted by an annual increment of Ch$6,398 million or 22.4% in operating revenues that was largely fostered by increased fee-income generated by both the recovery evidenced in consumer loans and the enhancement of the non-credit related insurance business, all of which translated into a 14.2% annual growth in written premiums managed by the subsidiary. This positive effect was to some degree offset by an annual rise of Ch$2,559 million or 13.7% in operating expenses, explained by: (i) higher personnel expenses due to the effect of inflation on salaries and also the impact of collective bargaining agreements, and (ii) an increase in administrative expenses related to higher expenses related to external advisory and other general expenses.

2021 and 2022. Our subsidiaries recorded income before income tax of Ch$104,349 million for the year ended December 31, 2022, representing a 28.3%, or Ch$23,017 million, increase when compared to the Ch$81,332 million reached in 2021. This annual increase in income before income tax is mainly attributable to:

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

Summary of Differences between Internal Reporting Policies and IFRS

We prepare our business segments’ financial information in accordance with our internal reporting policies, which differ in certain significant aspects from IFRS. The following table sets forth net income and equity for the years ended December 31, 2021, 2022 and 2023 in accordance with our internal reporting policies and under IFRS:

	Year Ended
	December 31, 2021		December 31, 2022		December 31, 2023
	(in millions of Ch$)
Income before income tax (Internal Reporting Policies)	Ch$	970,472	Ch$	1,685,192	Ch$	1,517,522
Reconciliation to IFRS		361,814		49,818		178,619
Income before income tax (IFRS)		1,332,286		1,735,010		1,696,141
Net income (Internal Reporting Policies)		792,192		1,409,435		1,243,635
Reconciliation to IFRS		264,125		36,366		130,392
Net income (IFRS)		1,056,317		1,445,801		1,374,027
Equity (Internal Reporting Policies)		4,293,522		4,858,327		5,237,285
Reconciliation to IFRS		525,450		573,110		844,660
Equity (IFRS)	Ch$	4,818,972	Ch$	5,431,437	Ch$	6,081,945

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

The main difference between Chilean GAAP and IFRS 9 regarding loan loss allowances is that loan loss allowances under Chilean GAAP are calculated using expected loss models based on specific guidelines set by the CMF, which in turn are based on an expected losses approach. Additionally, if approved by the Board, a bank would be allowed to establish additional (voluntary) provisions to cover credit risk of non-predictable economic changes that could affect the macro-economic environment or a specific economic sector. Under IFRS 9 “Financial instruments,” allowances for loan losses are calculated based on the “expected credit losses” models. The CMF has not yet adopted IFRS 9 for banks and therefore we have adjusted our financial statements to fully comply with IFRS standards. The most significant impact of IFRS 9 on the Bank’s financial statements arises from the new impairment requirements on credit risk matters. As a result of these differences in accounting policies, our net income under IFRS was Ch$353,357 million higher, Ch$70,450 million higher and Ch$102,373 million higher than our internally (or Chilean GAAP) reported net income in 2021, 2022 and 2023, respectively. The impact on equity was Ch$581,535 million, Ch$656,070 million and Ch$ 758,443 million higher than our internally (or under Chilean GAAP) reported equity in 2021, 2022 and 2023, respectively.

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

Under Chilean GAAP, the Bank has established allowances related to the undrawn available credit lines and contingent loans in accordance with the CMF. With the adoption of IFRS 9, provisions for contingent loans are calculated based on expected credit losses. As a result of these accounting policies differences, our net income under IFRS was Ch$2,452 million lower, Ch$47,049 million lower and Ch$57,699 million higher than our net income reported under internal reporting policies (or Chilean GAAP) in 2021, 2022, and 2023, respectively. The impact on equity was Ch$24,442 million, Ch$86,112 million and Ch$28,413 million lower than our internally reported equity in 2021, 2022, and 2023, respectively.

Other differences that do not materially impact our financial statements:

●	Business Combination

Under internal reporting policies, our merger with Citibank Chile was accounted for under the pooling of interest method, while under IFRS, and for external financial reporting purposes, the merger of the two banks was accounted for as a business combination in which we were the acquirer as required by IFRS 3 “Business Combinations”. Under IFRS 3, we recognized all acquired net assets at fair value as determined at the acquisition date, as well as the goodwill resulting from the purchase price in excess of net assets recognized. This accounting difference did not have impact on results for 2021, 2022 and 2023. However, the impact on equity (associated with results recognized before 2020) was Ch$33,410 million in 2021, 2022 and 2023.

●	Provision for mandatory dividends

Chilean banks are required by the Chilean Corporations Law to distribute at least 30% of their net income to shareholders unless the shareholders unanimously approve the retention of profits. A bank may, however, according to the General Banking Act, be prohibited from distributing dividends to shareholders, even those representing the mandatory 30% of its net income, if such distribution would cause the bank to violate certain statutory capital requirements. Under our internal reporting policies (Chile GAAP) and as approved by shareholders, we record a minimum dividend allowance of at least 60% of the period’s net distributable income, as permitted by the CMF. Under IFRS, only the mandatory portion of dividends as required by the Chilean Corporations Law must be recognized (i.e., 30%). This accounting difference does not lead to differences in net income. However, due to this difference our equity under IFRS was Ch$86,020 million, Ch$97,328 million and Ch$238,859 million higher than our internally (or Chilean GAAP) reported equity in 2021, 2022 and 2023, respectively.

●	Assets Received in Lieu of Payment

The Compendium of Accounting Standards for Banks, as issued by the CMF, requires that the assets received in lieu of payments are measured at historical cost or fair value, less cost to sell, if lower, on a portfolio basis and written off if not sold after a certain period of time in accordance with specific guidelines established by the CMF. Under IFRS, these assets are deemed non-current assets held for sale and their accounting treatment is set by IFRS 5 “Non-Current Assets Held for Sale and Discontinued Operations.” In accordance with IFRS 5 these assets are measured at historical cost or fair value, less cost to sell, if lower. Accordingly, under IFRS these assets are not written off unless they are impaired. As a result of this accounting policy difference, our net income was Ch$568 million lower, Ch$2,844 million higher and Ch$339 million lower than our internally (or under Chilean GAAP) reported net income in 2021, 2022 and 2023, respectively. This resulted in an equity decrease under IFRS of Ch$61 million, Ch$2,905 million and Ch$2,566 million in 2021, 2022 and 2023, respectively, from the equity accounted under internal reporting policies (or Chilean GAAP)

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

The Bank records, when appropriate, deferred tax assets and liabilities for the estimated future tax effects attributable to differences between the carrying amount of assets and liabilities and their tax bases. All of the aforementioned differences had an impact on deferred taxes, which resulted in net income under IFRS that was Ch$97,419 million higher, Ch$13,452 million higher and Ch$48,227 million higher than our internally (or under Chilean GAAP) reported net income in 2021, 2022 and 2023, respectively. The impact of these adjustments resulted in lower equity under IFRS by Ch$161,421 million, Ch$179,219 million and Ch$219,412 million in 2021, 2022 and 2023, respectively.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity Management

A sound liquidity strategy must be focused on ensuring that funds are available to meet our financial commitments when they are due and also to take advantage of attractive business opportunities. To accomplish this, we monitor funding liquidity risk (i.e., the inability to raise funds when they are needed without incurring abnormal costs) and trading liquidity risk (i.e., the inability to easily sell debt instruments held in our portfolios and/or offset price risk positions generated by derivative transactions). These risks can lead to potentially adverse scenarios that might make the Bank unable to meet its payment obligations and/or potential payment obligations when they become due. In order to manage these two risks, we utilize different tools, as detailed below.

Trading Liquidity Risk Management

Holding a stake of debt instruments with deep secondary markets ensures trading liquidity. Central Bank and Government instruments and short-term certificates of deposits issued by banks have these characteristics. These kinds of instruments are held in our trading portfolio while comprising a portion of our portfolio of financial instruments measured at fair value through other comprehensive income as well. In addition, mortgage bonds issued by banks resident in Chile, as well as corporate bonds are also part of our portfolio of financial instruments measured at fair value through other comprehensive income.

Even though mortgage and corporate bonds show much less trading liquidity than Central Bank and Government fixed-income instruments, the former may be sold to the Central Bank under repurchase agreements. Government instruments and short-term certificates of issued by banks can also be sold to the Central Bank under repurchase agreements.

Funding Liquidity Risk Management

Diversifying funding sources and avoiding a concentration of large fund providers or funding maturity dates are means to ensure funding liquidity. We diversify our funding through the establishment of triggers that monitor concentrations of funding sources, maturities, currencies, etc. The aggregation of significant fund providers by currency is monitored as a percentage of our current liabilities.

In particular, our funding strategy aims to satisfy our customers’ needs by enhancing our product offering while maintaining a prudent liability diversification profile in terms of currencies and maturities. For that reason, we are focused on broadening the current core and diversified funding obtained through the retail banking business. In addition, we are continuously issuing either senior or subordinated bonds in order to match both the liquidity and the interest rate risk generated by our long-term loans.

In addition to our own metrics in place to monitor liquidity, the Central Bank and the CMF have established regulations regarding liquidity adequacy, which include minimum reserve requirements for demand and time deposits, minimum “technical” reserve requirements for demand deposits and regulatory thresholds for both, the liquidity coverage ratio (“LCR”) and net stable funding ratio (“NSFR”).

The Central Bank has established a minimum reserve requirement of 9.0% for demand deposits and 3.6% for time deposits. The reserve requirement must be complied with separately by currency (Chilean Peso and foreign currencies). In addition, we are subject to a “technical” reserve requirement for demand deposits applicable to all banks that operate in Chile. The daily balance of deposits and obligations payable on demand, except for obligations with other banks, may not exceed 2.5 times the amount of the bank’s Regulatory Capital (or Total Capital). Chilean banks are not required, however, to maintain the minimum reserves referred to above for deposits and obligations subject to this “technical” reserve. In terms of liquidity metrics, the Central Bank requires banks to comply with LCR and NSFR limits of 100% and 70% as of December 31, 2023 (80% for NSFR as of the date of this annual report), as well as a limit of one time the Common Equity Tier 1 Capital for the net foreign currency outflows over a 30-day period as measured by the C46 index.

For more information, see “Item 4. Information on the Company—Regulation and Supervision—Reserve Requirements”, “Item 4. Information on the Company—Regulation and Supervision—Liquidity Risk Regulations” and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources— Regulatory Liquidity Requirements”.

Financing Plan Guidelines

Every year, financing needs arising from operating activities are projected in order to gauge our ability to timely and effectively raise funds in local and foreign markets. For these purposes, we evaluate core commercial banking balances, namely, loans to customers and demand deposits, from which an in-depth analysis of potential sources of funding are assessed, based on public information, liquidity requirements, interest rate trends and debt issuance programs in place in Chile and abroad.

The following are the key drivers our Treasury evaluates in order to determine our ability to meet our cash requirements for the next fiscal year:

●	Balance sheet growth expected in the business plan for the next fiscal period, which is mainly associated with growth in loans to customers, loans and advances to banks, internal and regulatory liquidity and positions to be taken in securities measured at fair value through profit and loss statement (trading securities), securities measured at fair value through other comprehensive income, securities measured at amortized cost and any purchase or investment in fixed-assets or affiliates.

●	Expected growth of demand deposits for the next fiscal period, including the reserve requirements and technical reserves, if any, that may be required for forecasted balances.

●	Expected growth of time deposits for the next fiscal period, including reserve requirements.

●	Scheduled maturity of medium-term and long-term financial assets and liabilities.

●	Maximum participation that local pension funds could be expected to invest in Banco de Chile’s long-term bonds, based on their historical highest participation in Banco de Chile’s securities and the regulatory limits that pension funds managers are subject to per type of fund, considering funds C, D, E of the pension fund system, which are more oriented to fixed-income securities.

●	Maximum participation that local mutual funds have reached in Banco de Chile’s long-term bonds.

●	The unused amount of long-term debt programs in Chile or abroad by which we are able to raise funding effectively and on a timely basis.

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

Furthermore, in March 2016 the Chilean regulator began to require C47 and C48 reports. The C47 report focuses on liabilities analysis from a concentration, maturity and renewal perspectives. On the other hand, the C48 report gauges LCR and NSFR. In October 2018, the CMF established a new report on liquidity matters (C49 report) intended to refine the measurement of LCR and NSFR as defined by the C48 report. The C49 report began to be submitted in parallel with the C48 report on April 4, 2019. Also, the Central Bank set a minimum requirement for LCR starting at 60% in 2019 and reaching 100% in 2023, while no regulatory limit was set for NSFR. Thereafter, on March 8, 2022, the Central Bank revised minimum requirements for both the LCR and the NSFR. Accordingly, the regulatory limit for LCR was accelerated to 100% in June 2022 while the threshold for NSFR was set at 100% although being phased-in in a four-year period starting June 2022 at 60% and increasing ten percentage points on January 1st of each year until reaching 100% on January 1, 2026.

As of December 31, 2023 our LCR and NSFR were 289% and 127%, respectively, on a consolidated basis. Accordingly, we were fully in compliance with the prevailing regulatory requirements.

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

For more information on liquidity risk regulations, see “Item 4. Information on the Company—Regulation and Supervision—Liquidity Risk Regulations.” Also, for recent measures adopted by the Central Bank in view of the COVID-19, impacting liquidity risk management of banks, see “Item 5. Operating and Financial Review and Prospects—Operating Results—Impacts of COVID-19 in 2023” and “Item 5. Operating and Financial Review and Prospects—Trend Information.”

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

Mandatory metrics requested by the CMF and internal metrics developed by us utilizing internal models are prepared on a daily basis by the Financial Control of Treasury and Capital Area, which reports to the CFO. These reports are submitted on a daily basis as well to the Market Risk Area and the Treasury Division, which are in charge of overseeing and managing our liquidity, respectively. The Finance, International and Market Risk Committee (“ALCO”) also monitors these metrics on a monthly basis.

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

		For the Year Ended December 31,
		2021		2022		2023
		(in millions of Ch$)
Net cash provided by (used in) operating activities	Ch$	3,005,641	Ch$	128,612	Ch$	1,725,787

2022 and 2023. Net cash from operating activities recorded an annual increase of Ch$1,597,175 million increase from a net inflow of Ch$128,626 million in 2022 to a net inflow of Ch$1,725,787 million in 2023. The annual change was principally explained by: (i) a lower decrease in the net inflow from demand deposits from a net outflow of Ch$4,951,976 million in 2022, given the sharp decline in demand deposits balances due to the sharp upward trend adopted by short-term interest rates and increased inflation, which discouraged depositors to maintain savings in the form of demand deposits, when compared to a net outflow of Ch$59,946 million in 2023 based on total demand deposits balances that remained mainly flat on an annual basis, when looking at year-end balances as of December 2022 and as of December 2023, and (ii) a net annual decrease of Ch$556,932 million in the outflow associated with both loans granted to customers and advances to banks from a net outflow of Ch$1,811,097 million in 2022 to a net outflow of Ch$1,254,165 million in 2023, which is aligned with a subdued economic growth that resulted in a slowdown in lending activity. These factors were to some extent offset by: (i) a net annual decrease of Ch$3,741,555 million in the inflow from time deposits, from a net inflow of Ch$5,029,582 million in 2022 to net inflow of Ch$1,288,027 million in 2023, which was principally caused by a slowdown in the time deposits that grew 8.5% on an annual basis in 2023 in comparison with 54.9% on an annual basis in 2022, all fostered by the downward trend adopted by both inflation and the monetary policy interest rate over the second half of 2023, particularly in the local market, and (ii) an annual increase of Ch$488,056 million in the outflow associated with taking positions in trading fixed-income securities from a net inflow of Ch$432,800 million in 2022 (lowered positions) to a net outflow (increased positions) of Ch$55,256 million in 2023, which was primarily associated with lowered positions in Central Bank’s notes in 2022 used for liquidity purposes and a portfolio that remained stable over the year in order to address both liquidity requirements and expectations on decreasing interest rates.

2021 and 2022. Net cash from operating activities recorded a decrease from a net inflow of Ch$3,005,641 million in 2021 to a net inflow of Ch$128,612 million in 2022. The annual change of Ch$2,877,029 million was principally the consequence of: (i) an annual decrease of Ch$8,321,763 million in the net inflow from demand deposits from a net inflow of Ch$3,369,787 million in 2021 to a net outflow of Ch$4,951,976 million in 2022, which was mostly explained by both the decrease in the liquidity surplus generated by aid packages and pension funds withdrawals that occurred in the context of the COVID-19 downturn that benefited individuals, and the steady upward trend in short-term interest rates in 2022, which encouraged depositors to move towards time deposits, and (ii) a moderate increase of Ch$305,613 million in the outflow related to loans granted to customers and advances to banks, which is mainly attributable to greater overnight deposits held in the Central Bank for liquidity management purposes in 2022 when compared to 2021. These factors were to some extent offset by: (i) an annual increase of Ch$4,795,534 million in the net inflow from funding with time deposits, given the same reasons behind the decrease in the inflow from demand deposits, (ii) an increase of approximately Ch$477,638 million in the outflow associated with other assets and liabilities, (iii) a net annual increase of Ch$320,355 million in funding with repurchase agreements from a net outflow of Ch$176,369 million in 2021 to a net inflow Ch$143,986 million.

		For the Year Ended December 31,
		2021		2022		2023
		(in millions of Ch$)
Net cash provided by (used in) investing activities	Ch$	(2,987,305)	Ch$	(847,815)	Ch$	(346,500)

2022 and 2023. Our cash flows used in investing activities recorded a decrease of Ch$501,513 million from a net outflow of Ch$847,815 million in 2022 to a net outflow of Ch$346,500 million in 2023. The lower use of cash flow in investing activities was principally the consequence of a net annual decrease of Ch$1,006,138 million in the outflow associated with taking further positions in fixed-income securities measured at fair value through other comprehensive income, from a net outflow (increased positions) of Ch$748,525 million in 2022 to a net inflow (lowered positions) of Ch$257,613 million in 2023, mainly as a result of scheduled maturity of certain instruments issued by the Chilean Central Bank and the Chilean Government, which were replaced by positions in other financial securities in order maintain an adequate liquidity position while addressing requirements from the Central Bank in order to be poised for the repayment FCIC obligation with the Central Bank. This factor was to some degree offset by a net annual increase of Ch$499,888 million in the outflow generated by taking positions in fixed-income securities measured at amortized cost, from a net inflow (lowered positions) of Ch$6,257 million in 2022, explained by no further positions taken in 2022 and the income received from the effect of inflation on balances, to a net outflow (increased positions) of Ch$493,631 million in 2023, which was principally explained by positions taken in liquidity deposits provided by the Central Bank by the end of 2023, in order to facilitate the repayment process of the FCIC obligation with the Central Bank during 2024.

2021 and 2022. Our cash flows used in investing activities recorded a decrease of Ch$2,139,490 million from a net outflow of Ch$2,987,305 million in 2021 to a net outflow of Ch$847,815 million in 2022. The lower net use of cash flow in investing activities was principally the consequence of: (i) a net annual decrease of Ch$1,322,381 million in the outflow related to new investments in fixed-income instruments measured at fair value through OCI from a net outflow of Ch$2,070,906 million in 2021 to a net outflow of Ch$748,525 million in 2022, which was the consequence of larger positions taken in 2021 to benefit from the financial spread between our low cost of funds and instruments denominated in local currency accruing higher interest rates, a trend that all but disappeared throughout 2022 when we mainly took positions in foreign-currency denominated instruments where this spread was more favorable, and (ii) an annual decline of Ch$819,734 million in the net outflow associated with no positions taken in fixed-income securities measured at amortized cost in 2022 as compared to an outflow of Ch$813,477 million in purchases of this kind of instruments in 2021.

		For the Year Ended December 31,
		2021		2022		2023
		(in millions of Ch$)
Net cash provided by (used in) financing activities	Ch$	1,376,413	Ch$	(161,803)	Ch$	(1,556,020)

2022 and 2023. The net cash used in financing activities increased Ch$1,394,217 million from a net outflow of Ch$161,803 million in 2022 to a net outflow of Ch$1,556,020 million in 2023. This increase in the outflow associated with financing activities was mainly caused by: (i) an annual decrease of Ch$569,506 million in the net inflow coming from obligations with foreign banks from a net inflow of Ch$527,027 million in 2022 related to borrowings from foreign banks, aimed at financing the annual growth in trade finance loans, to a net outflow of Ch$42,479 million in 2023, which is in line with the slowdown seen in trade finance loans, (ii) an annual increase of Ch$327,102 million in dividend distribution from a net outflow of Ch$539,827 million in 2022 (associated with net income earned in the fiscal year 2021) to a net outflow of Ch$866,929 million in 2023 (associated with net income earned in the fiscal year 2022), which was explained by higher amount of net distributable income in 2022 when compared to 2021 and the same payout ratio of 100% over the net distributable income in both periods as decided by our shareholders in March 2022 and 2023, (iii) an annual increase of Ch$274,484 million in the outflow related to payment of interest on long-term bonds issued by us, which was the consequence of both new bond placements and increased interest rates on those issuances, in line with the prevailing scenario, (iv) lower inflow related to proceeds from bond issuances by Ch$131,336 million on an annual basis, from a net inflow of Ch$1,355,8,16 million in 2022 to a net inflow of Ch$1,224,480 million in 2023, given lower financing needs on the grounds of subdued lending activity.

2021 and 2022. The net cash provided by financing activities decreased Ch$1,538,216 million from a net inflow of Ch$1,376,413 million in 2021 to a net outflow of Ch$161,803 million in 2022. This reversal was mainly caused by: (i) a decrease of Ch$1,237,828 million in the inflow associated with borrowings from the Central Bank that had primarily to do with Ch$1,237,814 million raised in 2021 from the FCIC provided by the Central Bank in the context of COVID-19 to ensure liquidity in the local financial system, which compares to no further funding obtained in 2022 form the same source, (ii) an annual increase of Ch$319,556 million in the amount of dividends distributed to our shareholders from Ch$220,271 million distributed in 2021 from the net distributable income for 2020 to Ch$539,827 million distributed in 2022 with charge to our net distributable income for the year ended December 31, 2021, based on both greater net income in 2021 when compared to 2020 and a higher payout ratio on net distributable income that increased from 70% in March 2021 to 100% in March 2022, (iii) a decline of Ch$305,200 in proceeds from bond issuances given a high comparison base as represented by 2021 when we raised approximately Ch$1,661,016 million in long-term debt and commercial paper indebtedness in Chile and abroad as compared to Ch$1,355,816 million raised in 2022, primarily in Chile, and (iv) higher payments of interest on long-term bonds by Ch$216,948 million as a consequence of bond placements carried out by the end of 2021. These factors were to some extent offset by a net increase of Ch$572,448 million in the inflow associated with borrowings from foreign financial institutions in order to fund a greater demand for trade finance loans while replacing funding from commercial paper.

Asset and Liability Management

Our asset and liability management policy aims to maximize net interest income, return on assets and average equity in light of interest rate, liquidity and foreign exchange risks, within the limits of Chilean banking regulations and our internal risk management policies. Subject to these constraints, we may from time to time take mismatched positions as to interest rates or, in certain limited circumstances, foreign currencies when justified, in our view, by market conditions and prospects, and subject to our asset and liability management policies. Our board of directors determines our asset and liability policies. See Note 44 to our audited consolidated financial statements as of and for the year ended December 31, 2023 appearing elsewhere in this annual report.

Borrowings by Type of Liability and Terms

The following table presents the maturities of each borrowing category for the indicated year.

	As of December 31, 2022						As of December 31, 2023
	Long-term		Short-term		Total		Long-term		Short-term		Total
	(in millions of Ch$)
IFRS:
Borrowings from financial institutions:
Central Bank credit lines for renegotiation of loans	Ch$	—	Ch$	—	Ch$	—	Ch$	—	Ch$	—	Ch$	—
Other borrowings from the Central Bank		4,348,521		—		4,348,521		—		4,348,581		4,348,581
Borrowings from domestic financial institutions		—		2,699		2,699		—		—		—
Borrowings from foreign institutions		—		1,046,456		1,046,456		26,620		985,514		1,012,134
Debt issued:
Senior Bonds		7,805,443		1,352,217		9,157,660		8,162,941		1,110,618		9,273,559
Commercial papers		—		107,910		107,910		—		85,062		85,062
Subordinated bonds		892,489		118,416		1,010,905		925,086		114,728		1,039,814
Mortgage finance bonds		1,147		1,230		2,377		572		872		1,444
Other financial obligations		22		344,008		344,030		—		339,305		339,305
Total other interest-bearing liabilities	Ch$	13,047,622	Ch$	2,972,936	Ch$	16,020,558	Ch$	9,115,219	Ch$	6,984,680	Ch$	16,099,899

The Bank was in material compliance with all of its debt instruments during 2022 and 2023.

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

In the context of the COVID-19 pandemic, the Central Bank provided lending facilities for all banks holding commercial or consumer loans on their balance sheet, conditional on the increase in loan balances (FCIC). For more information see “Item 5. Operating and Financial Review and Prospects—Trend Information”. As of December 31, 2023, the amount borrowed from the Central Bank, associated with the FCIC facility was equivalent to Ch$4,348,581 million, denominated in Chilean pesos and bearing a nominal interest rate of 0.5%. The maturities of the outstanding balances were, as follows:

As of December 31, 2023
(in millions of Ch$)
IFRS:
Due within 1 year	Ch$	4,348,581
Due after 1 year but within 2 years		—
Due after 2 years but within 3 years		—
Due after 3 years but within 4 years		—
Due after 4 years but within 5 years		—
Due after 5 years		—
Total Central Bank borrowings	Ch$	4,348,581

Borrowings from Domestic Financial Institutions

Borrowings from domestic financial institutions are generally used to fund our general operations. As of December 31, 2023, we had no borrowings from domestic financial institutions. As of the same date, borrowings from domestic financial institutions had the following maturity profile:

As of December 31, 2023
(in millions of Ch$)
IFRS:
Due within 1 year	Ch$	—
Due after 1 year but within 2 years		—
Due after 2 years but within 3 years		—
Due after 3 years but within 4 years		—
Due after 4 years but within 5 years		—
Due after 5 years		—
Total domestic borrowings	Ch$	—

Borrowings from Foreign Financial Institutions

We have short- and long-term borrowings from foreign banks. These loans are denominated in foreign currency and are used to fund our foreign trade loans and carried an average nominal interest rate of 4.66% in the year ended December 31, 2023. The outstanding maturities of these borrowings as of December 31, 2023 were, as follows:

	As of December 31, 2023
	(in millions of Ch$)
IFRS:
Due within 1 year	Ch$	985,514
Due after 1 year but within 2 years		26,620
Due after 2 years but within 3 years		—
Due after 3 years but within 4 years		—
Due after 4 years but within 5 years		—
Due after 5 years		—
Total foreign borrowings	Ch$	1,012,134

Senior Long-Term Bonds

Our bonds are primarily denominated in local currency, mainly in UF, and, to a lesser extent, in foreign currencies, including Swiss francs (CHF), Hong Kong dollar (HKD), Japanese Yen (JPY), U.S. Dollar (USD), Euros (EUR), Peruvian sol (PEN), Norwegian krone (NOK) and Australian dollar (AUD).

As of December 31, 2023, bonds denominated in local currency, with semi-annual interest and principal, accounted for Ch$7,363,899 million, all denominated in UF, with a weighted average annual interest rate of 2.49%. As of the same date, bonds denominated in foreign currency, most of them with annual interest and principal payments, amounted to Ch$1,909,660 million and carried an average annual interest rate of 2.92% (excluding the effect of exchange rate adjustments). In general, long-term bonds, denominated in both local and foreign currency, are intended to finance loans that had a maturity of more than one year.

The maturities of bonds denominated in local currency (Ch$ or UF) as of December 31, 2023 were:

	As of December 31, 2023
	(in millions of Ch$)
IFRS:
Due within 1 year	Ch$	951,024
Due after 1 year but within 2 years		862,936
Due after 2 years but within 3 years		1,122,383
Due after 3 years but within 4 years		923,798
Due after 4 years but within 5 years		625,043
Due after 5 years		2,878,715
Total bonds	Ch$	7,363,899

During 2023, we issued bonds denominated in UF for an amount equivalent to Ch$870,325 million at a weighted average real interest rate of 3.57% and tenors in the range of 4 to 12 years.

We did not carry out any issuance of long-term bonds denominated in Chilean pesos during 2023.

The maturities of bonds denominated in foreign currency as of December 31, 2023 were:

	As of December 31, 2023
	(in millions of Ch$)
IFRS:
Due within 1 year	Ch$	159,594
Due after 1 year but within 2 years		153,501
Due after 2 years but within 3 years		—
Due after 3 years but within 4 years		403,734
Due after 4 years but within 5 years		122,674
Due after 5 years		1,070,157
Total bonds	Ch$	1,909,660

During 2023 we issued bonds denominated in foreign currency for an amount equivalent to Ch$67,801 million at a weighted average interest rate of 0.80% and tenors in the range of 2 to 4 years.

Commercial paper

Our commercial paper is denominated in U.S. dollars and carried an average annual interest rate of 5.68% as of December 31, 2023. This average rate does not include the effect of exchange rate adjustments.

The maturities of our commercial paper as of December 31, 2023 were:

As of December 31, 2023
(in millions of Ch$)
IFRS:
Due within 1 year	Ch$	85,062
Due after 1 year but within 2 years		—
Due after 2 years but within 3 years		—
Due after 3 years but within 4 years		—
Due after 4 years but within 5 years		—
Due after 5 years		—
Total bonds	Ch$	85,062

During 2023 we issued commercial paper in an amount of Ch$286,354 million, bearing an average interest rate of approximately 5.70%.

Subordinated Bonds

As of December 31, 2023, our outstanding subordinated bonds were denominated in UF. Payments of interests and principal are generally due on a semiannual basis and the discount on the issuance is amortized over the life of the bond. As of December 31, 2023, we had an outstanding balance of Ch$1,039,814 million in subordinated bonds, bearing an effective weighted average real interest rate of 3.35% taking into consideration the discount at issuance.

Subordinated bonds are also intended to finance loans having a maturity of more than one year. As of December 31, 2023, the maturities of subordinated bonds were:

	As of December 31, 2023
	(in millions of Ch$)
IFRS:
Due within 1 year	Ch$	114,728
Due after 1 year but within 2 years		10,835
Due after 2 years but within 3 years		7,991
Due after 3 years but within 4 years		4,947
Due after 4 years but within 5 years		5,269
Due after 5 years		896,044
Total subordinated bonds	Ch$	1,039,814

During 2023, there were no subordinated bonds issuances.

Mortgage Finance Bonds

Mortgage finance bonds are used to finance the granting of mortgage loans. The outstanding principal amounts of the bonds are amortized on a quarterly basis. The range of maturities of these bonds is between five and 30 years. The bonds are linked to the UF index and carried a weighted average annual interest rate of 2.91% as of December 31, 2023.

The maturities of mortgage finance bonds as of December 31, 2023 were:

	As of December 31, 2023
	(in millions of Ch$)
IFRS:
Due within 1 year	Ch$	873
Due after 1 year but within 2 years		171
Due after 2 years but within 3 years		—
Due after 3 years but within 4 years		39
Due after 4 years but within 5 years		41
Due after 5 years		320
Total mortgage finance bonds	Ch$	1,444

During 2023, we did not carry out any issuance of mortgage finance bonds.

Other Financial Obligations

The maturities of other financial obligations as of December 31, 2023 were as follows:

	As of December 31, 2023
	(in millions of Ch$)
IFRS:
Other long-term obligations:
Obligations with Chilean Government	Ch$	—
Total other long-term obligations		—
Other short-term obligations		339,305
Total other obligations	Ch$	339,305

As of December 31, 2023, other financial obligations had the following maturities:

As of December 31, 2023
(in millions of Ch$)
IFRS:
Due within 1 year	Ch$	339,305
Due after 1 year but within 2 years		—
Due after 2 years but within 3 years		—
Due after 3 years but within 4 years		—
Due after 4 years but within 5 years		—
Due after 5 years		—
Total other obligations	Ch$	339,305

Funding by Type of Liability and Average Rates

The following table sets forth our average daily balance of liabilities for the years ended December 31, 2022 and 2023 in each case together with the related average nominal interest rates paid thereon:

	Year Ended December 31,
	2022				2023
	Average Balance		% of Total Liabilities	Average Nominal Rate	Average Balance		% of Total Liabilities	Average Nominal Rate
	(in millions of Ch$, except percentages)
IFRS:
Current accounts and demand deposits	Ch$	15,550,988	32.7%	—%	Ch$	13,464,628	27.5%	—%
Savings accounts and time deposits		11,696,542	24.6	8.31		15,134,689	30.9	9.11
Borrowings from financial institutions		5,043,041	10.6	0.74		5,254,317	10.7	1.23
Debt issued		9,496,198	20.0	12.26		10,258,411	20.9	6.35
Commercial Paper		133,208	0.3	0.97		151,830	0.3	5.66
Other financial obligations		200,493	0.4	3.78		144,565	0.3	1.71
Lease Liabilities		94,063	0.2	1.98		89,887	0.2	2.20
Other interest-bearing liabilities		184,448	0.4	8.59		141,312	0.3	10.74
Other non interest-bearing liabilities		5,187,969	10.8	—		4,331,714	8.9	—
Total liabilities	Ch$	47,586,950	100.0%	4.62%	Ch$	48,971,353	100.0%	4.34%

Our most important sources of funding are customer deposits, which primarily consist of peso-denominated, non interest bearing current accounts and demand deposits and both Chilean Peso and UF-denominated interest-bearing time deposits and savings accounts. Current accounts and demand deposits represented 32.7% and 27.5% of our average total liabilities in 2022 and 2023, respectively. These kinds of liabilities are our least-cost source of funding. On the other hand, savings accounts and time deposits represented 24.6% and 30.9% of our average liabilities in 2022 and 2023, respectively. Lastly, debt issued represented 20.0% and 20.9% of our average liabilities in 2022 and 2023, respectively.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following tables set forth our contractual obligations and commercial commitments by residual maturity. As of December 31, 2023, the scheduled maturities of our contractual obligations, including accrued interest, were as follows:

	Due within 1 year		Due after 1 year but within 3 years		Due after 3 years but within 5 years		Due after 5 years		Total		Estimated Interest Payment
IFRS:	(in millions of constant Ch$ as of December 31, 2023)
Contractual Obligations
Currents accounts and other demand deposits	Ch$	13,670,793	Ch$	–	Ch$	–	Ch$	–	Ch$	13,670,793	Ch$	–
Transaction in the course of payment		356,871		–		–		–		356,871		–
Saving accounts and time deposits		15,120,712		416,347		595		542		15,538,196		–
Bonds issued:
Mortgage finance bonds		873		171		80		320		1,444		198
Bonds		1,015,110		2,138,820		2,075,249		3,948,872		9,178,051		1,337,675
Commercial Bonds		180,570		–		–		–		180,570		26,318
Subordinated Bonds		114,728		18,826		10,216		896,044		1,039,814		348,079

Hedged Instrument
Outflows
Corporate Bond		(204,183)		(245,308)		(552,541)		(1,252,534)		(2,254,566)		–
Obligation USD		(1,366)		(88,096)		–		–		(89,462)		–
Inflows
Cross currency swap		205,549		333,404		552,541		1,252,534		2,344,028		–

Borrowings from financial institutions		5,334,095		26,620		–		–		5,360,715		–
Other obligations		339,305		–		–		–		339,305		–
Lease contracts		23,150		35,619		27,835		14,876		101,480		–
Services contracts		29,277		22,056		2,730		–		54,063		–
Obligations under repurchase agreements		157,173		–		–		–		157,173		–
Total	Ch$	36,342,657	Ch$	2,658,459	Ch$	2,116,705	Ch$	4,860,654	Ch$	45,978,475	Ch$	1,712,270

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

According to the General Banking Act, each bank must comply with the following capital requirements as a percentage of its risk-weighted assets, net of required allowances:

●	Common Equity Tier 1 Capital (CET1) above 4.5% of risk-weighted assets;

●	Tier 1 Capital = CET1 Capital + Additional Tier 1 Capital (AT1) above 6.0% of risk-weighted assets;

●	Tier 1 + Tier 2 above 8.0% of risk-weighted assets;

●	Conservation Buffer of 2.5% of risk-weighted assets, to be fulfilled with CET1 in a four-year period starting December 1, 2021 at 0.625% and increasing by the same amount on a yearly basis;

●	Countercyclical Buffer of up to 2.5% of risk-weighted assets, to the extent applicable, to be fulfilled with CET1;

●	Domestic-Systemically Important Banks (D-SIB) Buffer in the range of 1.0% to 3.5% of risk-weighted assets, to be fulfilled with CET1 at 25% rate every year starting December 1, 2021, to the extent applicable (nevertheless, given the COVID-19 contingency, the starting date was postponed to December 1, 2022);

●	Pillar 2 capital charge of up to 4.0% of risk-weighted assets, to the extent applicable.

Banks should also comply with a leverage ratio, meaning CET1 Capital of at least 3% of their total risk assets, net of required allowances. If a bank is defined as a domestic-systemically important bank, the threshold for the leverage ratio could be subject to further requirement of up to 50% of the systemic buffer imposed over risk-weighted assets but over total risk assets.

Pursuant to the general Banking Act, local banks must comply with minimum capital requirements in relation to both total assets and risk-weighted assets (considering credit, market and operational risk). As of December 31, 2023 CET1 Capital must be at least 3.0% of total assets (the same as in December 2022), based on the leverage requirements. In this regard, despite our designation as systemically-important bank, no further leverage requirements were imposed on us as of the date of this annual report. Likewise, as of December 31, 2023, local banks’ Total or Regulatory Capital, must be at least 8.00% of their risk weighted assets, Tier1 Capital must be at least 6.00% of their risk weighted assets and CET1 Capital must be at least 4.50% of their risk weighted assets, considering minimum regulatory limits. As of the same date, banks must comply with the phase-in implementation of conservation buffer amounting to 1.875% (total of 2.5% to be fulfilled in December 2024) and the corresponding phase-in implementation of the systemic or D-SIB buffer, which in our case amounted to 0.625% as of the same date (total of 1.25% to be fulfilled in December 2025). As of December 31, 2023, we were not subject either to countercyclical buffer or Pillar 2 capital requirements. However, in May 2023, the Central Bank established a countercyclical capital buffer for the industry as a whole, equivalent to 0.5% of risk-weighted assets, which must be fulfilled starting May 2024. In addition, in January 2024, the CMF determined a Pillar 2 capital requirement on us of 0.5% of our risk-weighted assets, which must be fulfilled at a 25% annual rate starting June 30, 2024 while being permitted to be fulfilled in the proportion of capital tiers.

For more information on general capital requirements for the industry and specific capital requirements for us, capital tiers and guidelines associated with calculation of risk-weighted assets and buffers, see “Item 4. Information on the Company—Regulation and Supervision—Modifications to the General Banking Act.”

As of December 31, 2023, Banco de Chile fully complied with capital adequacy requirements by holding:

	As of December 31, 2023
	Actual Ratio	Phase-In Regulatory Limits (1)	Fully-Loaded Regulatory Limits (2)
Leverage Ratio	9.04%	3.0%	3.00000%
Common Equity Tier 1	13.73	7.0	9.03125
Tier 1 Ratio	13.73	8.5	10.62500
Total Capital Ratio	17.45%	10.5%	12.75000%

(1)	Consider 75% of the 2.5% conservation buffer applying for the whole industry and 50% of the 1.25% systemic buffer applying to Banco de Chile as of December 31, 2023, given the phase-in for Basel III requirements, based on the phasing-in defined by the regulation.
(2)	Consider full application of the conservation buffer (2.5%) and the systemic charge applying to Banco de Chile as of December 31, 2023 (1.25%). Limits also consider the 0.5% countercyclical buffer set by the Central Bank in May 2023 (starting in May 2024) and the 0.5% Pillar 2 capital requirement established by the CMF (starting in June 2024), both not required as of December 31, 2023.

The following table sets forth our minimum capital requirements and capital availability for Banco de Chile for the years ended December 31, 2022 and 2023, based on the requirements set by the CMF under Basel III:

●	CET1 Capital over Total Risk Assets

	As of December 31,
	2022		2023
	(in millions of Ch$)
CHILEAN GAAP:
CET1 Capital Minimum Requirement	Ch$	1,684,060	Ch$	1,717,598
Excess over minimum CET1 Capital required	Ch$	3,155,327	Ch$	3,458,695

●	CET1 Capital over Risk Weighted Assets

	As of December 31,
	2022		2023
	(in millions of Ch$)
CHILEAN GAAP:
CET1 Capital Minimum Requirement	Ch$	2,161,477	Ch$	2,638,357
Excess over minimum CET1 Capital required	Ch$	2,677,910	Ch$	2,537,936

●	Tier 1 Capital over Risk Weighted Assets

	As of December 31,
	2022		2023
	(in millions of Ch$)
CHILEAN GAAP:
Tier 1 Capital Minimum Requirement	Ch$	2,696,275	Ch$	3,203,719
Excess over minimum Tier 1 Capital required	Ch$	2,321,378	Ch$	1,972,574

●	Total Capital or Regulatory Capital over Risk Weighted Assets

	As of December 31,
	2022		2023
	(in millions of Ch$)
CHILEAN GAAP:
Total Capital or Regulatory Capital Minimum Requirement	Ch$	3,409,339	Ch$	3,957,535
Excess over minimum Total Capital required	Ch$	2,964,077	Ch$	2,621,049

In April 2023 we began to comply with Pillar 3 quarterly requirements in accordance with the guidelines provided by the CMF. On February 7, 2024, we released our first Pillar 3 annual report for the year ended December 31, 2023, as required by the regulation.

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

We believe we have developed strong competitive advantages that will allow us to remain a relevant participant within the Chilean banking industry. We are continuously seeking additional improvements in matters such as operating efficiency, productivity, profitability and service quality by developing new customer-oriented service models, launching new financial products and services and implementing high quality information technologies. Our business environment is increasingly competitive and an active market for mergers and acquisitions tends to result in large financial groups. In addition, competition from non-banking companies, mainly those involved in the retail industry, has encouraged us to develop improved value propositions to satisfy our customers’ needs.

In the recent past, the outbreak of the COVID-19 virus had significant impacts on the Chilean economy, key macroeconomic drivers and the banking activity. From time to time, since the end of the global pandemic, new strains of COVID-19 appear while threatening to become a new source of risk. If new pandemics or epidemics develop as quickly as COVID-19 in the past, financial institutions may face increased credit risk, market risk, strategic risk, operational risk, and compliance risk. This could also translate into lowered economic performance, liquidity constraints, reduced access to funding, and longstanding contingency plans in order to address the emergency. Likewise, any shocks or unexpected movements in market factors due to new pandemics or epidemics could result in financial losses associated with our trading portfolio or portfolio of financial assets measured at fair value through other comprehensive income.

Unfavorable developments on the U.S.-China “trade-war” could negatively affect global economic growth and adversely impact Chilean economic growth as a result of external forces affecting copper prices, the growth trends of Chile’s main trade partners or global trade. Any impact on the local economy would certainly affect the dynamics of the banking industry.

Political and diplomatic events are taking place around world, including recently appointed administrations or the upcoming elections in certain of the principal developed countries and various countries in Latin America, a redefinition of political and economic alliances and the emergence of radicalized political movements in other parts of the world. In addition, the latent threat of armed conflicts or terrorism in the Middle East and Asia, the ongoing tensions between the U.S. and Iran, the ongoing armed conflicts between Russia and Ukraine in Eastern Europe and between Israel and Hamas in the Middle East that threaten to become global have contributed to global migration crises and political instability that have been managed in dramatically different ways by developed countries. Similarly, political and social instability in certain Latin American countries, such as Venezuela, Ecuador, Colombia, Argentina and some Caribbean countries has resulted in massive migration processes within the region. Any further negative development in these matters could result in the adoption of protectionist policies, immigration bans, restrictions on foreign trade or prohibitions on business with specific investors in particular countries or within certain countries. If any of these risks materialize, they could result in increased uncertainty and volatility in the international and the local capital markets.

The Chilean economy and the Chilean financial system are also exposed to political, social and economic developments occurring in the country. Any uncertainty regarding political or economic reforms could result in deteriorated business sentiment and consumer confidence, which could result in further slowdown of the Chilean economy by affecting both overall capital expenditures and household consumption. Likewise, increased levels of criminality and inability to address that trend on a timely and effective manner could translate into deterioration of consumer confidence and business sentiment, which may result in economic slowdown.

The Chilean economy is also exposed to the negative effects of climate change on macroeconomic indicators, banking business activity, customers, counterparties and suppliers in general. Climate change may materialize as a physical risk related to more intense storms, rising sea levels, prolonged droughts, increased temperatures, unexpected floods, wildfires, systemic changes to geographies, among others. Some of these events are taking place from time to time in Chile and their consequences cannot be foreseen or mitigated in advance. These events may result in operational disruptions for us, interruptions of services we provide to our customers, inability to raise funding, among other impacts. Likewise, climate change is increasingly translating into transition risks related to regulatory, market, technological, stakeholder and legal changes from a transition to a low-carbon economy, which could negatively impact on asset valuation, customers’ financial condition and payment capacity, and our own reputation. Although some international players have agreed on certain actions intended to halt climate change, there is no certainty regarding the ability to address the goals proposed on such matter and, accordingly, the negative effects of physical or transition risks arising from climate change could worsen in the future in a magnitude we are not able to predict in advance.

We believe that Chile and its financial industry have demonstrated success in facing worldwide financial contingencies in the past, based on a strict fiscal policy, forward-looking and independent monetary policy, as well as strong regulation and supervision related to the financial industry. Nevertheless, the impact on global macroeconomic performance may be adversely affected by current turmoil in global banking industry, particularly after the collapse of two U.S. banks and the forced sale of Credit Suisse.

In addition, the recent international trend of improved protection of consumers’ financial rights has become increasingly significant in Chile. If this trend leads to several and/or dramatic changes in the Chilean financial regulation, the banking industry could be adversely affected and, therefore, we could experience a negative impact on our future operating results.

For more information regarding the potential economic or regulatory factors that could affect our results of operations or financial condition, see “Item 3. Key Information—Risk Factors— Risks Relating to our Operations and the Chilean Banking Industry—Stricter banking regulations and changes in law may constrain our operations and thereby adversely affect our financial condition and results of operations”, “Item 3. Key Information—Risk Factors— Risks Relating to our Operations and the Chilean Banking Industry—Market turmoil could result in material negative adjustments to the fair value of our financial assets, which could translate into a material effect on our results or financial condition”, “Item 3. Key Information—Risk Factors—Risk Relating to Chile—Our growth and profitability depend on the level of economic activity in Chile”, “Item 3. Key Information—Risk Factors—Risk Relating to Chile—Climate change presents various financial and non-financial risks to us and our customers that are not directly observable and, therefore, are difficult to mitigate in advance”, “Item 3. Key Information—Risk Factors— Risk Relating to Chile—Pandemics, epidemics, and other diseases and health events may affect both the global and the Chilean economy, our business or results of operations and our financial condition”, and “Item 3. Key Information—Risk Factors— Risks Relating to our American Depositary Shares (“ADSs”)—Developments in international financial markets may adversely affect the market price of the ADSs and shares.

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

We provide customers with off balance sheet credit support through loan commitments. Such commitments are agreements to lend to a customer at a future date, subject to compliance with contractual terms. Since substantial portions of these commitments are expected to expire without us having to make any loans, total commitment amounts do not necessarily represent our actual future cash requirements. The amounts of these loan commitments were Ch$9,347,863 million as of December 31, 2022, and Ch$10,084,458 million as of December 31, 2023. See Note 28 to our audited consolidated financial statements as of and for the year ended December 31, 2023, appearing elsewhere in this annual report. The amounts of subscribed leasing contracts were Ch$167,947 million as of December 31, 2022, and Ch$206,569 million as of December 31, 2023.

Interest rate and cross-currency swaps, which are entered into in order to hedge our foreign investment portfolio, are recorded at their estimated fair market values. For more information, see Note 12 to our audited consolidated financial statements as of and for the year ended December 31, 2023, appearing elsewhere in this annual report.

The credit risk of both on and off-balance sheet financial instruments depends on many factors, including the value of collateral held and other security arrangements. To mitigate credit risk, we generally determine the need for specific covenant, guarantee and collateral requirements on a case-by-case basis, depending on the nature of the financial instrument and the customer’s creditworthiness. The amount and type of collateral held to reduce credit risk varies, but may include real estate, machinery, equipment, inventory and accounts receivable, as well as cash on deposit, stocks, bonds and other marketable securities that are generally held in our possession or at another appropriate custodian or depository. This collateral is valued and inspected on a regular basis to ensure both its existence and adequacy. Additional collateral is requested when appropriate. For further information, see Note 28 to our audited consolidated financial statements as of and for the year ended December 31, 2023, appearing elsewhere in this annual report.

Financial Guarantees

The following is a summary of the nominal value of instruments that are considered financial guarantees, and which are accounted for in off-balance sheet accounts:

	As of December 31, 2023
	(in millions of Ch$)
Performance bonds	Ch$	2,640,297
Foreign office guarantees and standby letters of credit	Ch$	351,531
Total	Ch$	2,991,828

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

As of December 31, 2023, the expiration of guarantees per period was as follows:

	Due within 1 year		Due after 1 year but within 3 years		Due after 3 years but within 5 years		Due after 5 years		Total
		(in millions of Ch$)
Performance bonds	Ch$	1,512,642	Ch$	954,173	Ch$	109,211	Ch$	64,271	Ch$	2,640,297
Foreign office guarantees and standby letters of credit		286,579		15,422		6,325		43,205		351,531
Total	Ch$	1,799,221	Ch$	969,595	Ch$	115,536	Ch$	107,476	Ch$	2,991,828

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

Cumulative voting is permitted for the election of directors. Our chairman and our chief executive officer are appointed by our board of directors and hold their offices at its discretion. Scheduled meetings of our board of directors are held at least twice a month, except in February. Extraordinary board of directors meetings may be called by the chairman himself or at the direction of one or more directors.

Our current directors are as follows:

Director	Position	Committee Memberships	Age
Pablo Granifo Lavín	Chairman	6	65
Francisco Pérez Mackenna	Vice Chairman	4	66
Julio Figueroa	Vice Chairman	2	52
Ana Holuigue Barros	Director	5	68
Andrés Ergas Heymann	Director	1	57
Jean Paul Luksic Fontbona	Director	1	59
Raul A. Anaya Elizalde	Director	4	69
Sinéad O’Connor	Director	1	47
Hernán Büchi Buc	Director	2	75
Patricio Jottar Nasrallah	Director	1	61
Jaime Estévez Valencia	Director	4	77
Paul Fürst Gwinner	Alternate Director	2	57
Sandra Guazzotti	Alternate Director	2	57

Pablo Granifo L. was re-elected as the chairman of our board of directors in 2023, a position which he has held since 2007. He was our Chief Executive Officer from 2001 to 2007, and previously, Chief Executive Officer of Banco A. Edwards from 2000 to 2001. Mr. Granifo is also chairman of the board of directors of Banchile Administradora General de Fondos S.A., Socofin S.A., and a member of the executive committee of Banchile Corredores de Seguros Limitada. He is also chairman of Viña San PedroTarapacá S.A., and a member of the board of directors of Quiñenco S.A., Sociedad Matriz SAAM S.A, Compañía Cervecerías Unidas S.A., Empresa Nacional de Energía Enex S.A., Embotelladoras Chilenas Unidas S.A. and Cervecera CCU Chile. Mr. Granifo is also a member of the Chilean Bank Association. He holds a degree in business administration from the Pontificia Universidad Católica de Chile.

Francisco Pérez M. has been a member of our board of directors since 2001 and was re-elected in March 2023. He was elected Vice-chairman in December 2023. Since 1998, Mr. Perez has also served as the Chief Executive Officer of Quiñenco S.A. Mr. Pérez is also chairman of the board of directors of Compañía Sud Americana de Vapores S.A., Empresa Nacional de Energía Enex S.A., Enex Corp Ltd (UK), Invexans S.A., Tech Pack S.A. and LQ Inversiones Financieras S.A. He was formerly the Chief Executive Officer of Compañía Cervecerías Unidas S.A., of which he is currently chairman of the board. Mr. Perez is a member of the board of directors of LQ Inversiones Financieras S.A., Embotelladoras Chilenas Unidas S.A., Cía. Cervecerías Unidas Argentina S.A., Cía. Pisquera de Chile S.A., Cervecera CCU Chile Limitada, Viña San Pedro Tarapacá S.A., Inversiones y Rentas S.A., Nexans (France), Sociedad Matriz SAAM S.A., Hapag-Lloyd A.G. (Germany) and member of the executive committee of Banchile Corredores de Seguros Limitada. Prior to 1991, Mr. Perez was Chief Executive Officer of Citicorp Chile and also was Vice President of Bankers Trust in Chile. Mr. Perez holds a degree in business administration from the Pontificia Universidad Católica de Chile and an MBA from the University of Chicago.

Julio Figueroa. has been a member of our board of directors since December 27, 2018, and was most recently re-elected as director and appointed vice chairman of the board in March 2023. He is Chief Executive Officer at Citi Latin America based in Miami, United States. Mr. Figueroa joined Citi in Buenos Aires in 1994 in CIB after working for IBM Argentina in the finance division. Since then, from 1994-2001 he has held several roles in CIB Argentina as a senior banker covering Argentine clients in different industries. He moved to the Citi Latin America Regional Office in Miami, U.S.A. in 2001, as a senior corporate finance transactor in CIB, covering corporate clients in Latin America, and to Citi New York, United States, in 2004 as managing director, responsible for Financial Sponsors & Private Equity Clients for CIB Latin America. In 2010, Mr. Figueroa returned to Buenos Aires as CIB Head for Citi Argentina, a position he held until May 2014, when he was appointed Chief Executive Officer for Citi Peru and Vice President of the board of directors of Citibank del Peru S.A., responsible for the wholesale and the consumer businesses. In November 2015, Mr. Figueroa was named Chief Executive Officer for Citi in Argentina, where he led a significant transformation of the franchise, both in the wholesale and consumer businesses. In January 2017, in addition to his role as Chief Executive Officer of Citi Argentina, he became head of Southern Cone (Argentina, Uruguay and Paraguay) and CIB Head for Southern Cone. In January 2020, he expanded his responsibility and became head of Latin America South LAS (Argentina, Chile, Colombia, Ecuador, Peru, Paraguay, Uruguay and Venezuela), a position he held until he assumed his current role. Mr. Figueroa received his MBA finance degree from the CEMA University in Buenos Aires, a B.A. in business administration and a B.A. in accounting, both from Universidad Católica Argentina (U.C.A.) in Buenos Aires. He is a member of the Asociación Empresaria Argentina (AEA), Consejo Empresarial de América Latina (CEAL) in Argentina, Young President Organization (YPO) in Argentina, and Instituto para el Desarrollo Empresarial en Argentina (IDEA).

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

Ana Holuigue Barros (independent) was appointed member of our board of directors in March 2023. She is currently a member of the board of directors of Grupo Prisma, director of Comunidad Mujer, counselor at Clapes UC, Red de Alimentos and a member of the Icare Business and Society Circle. Ms. Holuigue has been President of Televisión Nacional de Chile (TVN) and Chile Transparente. She has also served on the boards of Empresa Nacional del Petróleo (ENAP), Parque Arauco, Corpbanca, Copesa, EFE, Centro Cultural GAM, Unimarc, Fundación Techo and Fundación Chile. She was a founding partner of Radio Duna and an executive director of Grupo Dial. She was a member of the Superior Council of the Universidad Alberto Hurtado and was a professor of microeconomics for 10 years at the Economics Institute of the Pontificia Universidad Católica de Chile. She was an executive at Copec, Banco Santiago (now Santander) and Telefónica. Ms. Holuigue is an economist and holds a master’s degree in economics from Pontificia Universidad Católica de Chile.

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

Sinead O’Connor was appointed member of our board of directors in March 2023. She has 23 years’ experience in the banking industry. Throughout her career, she has worked in the areas of financial markets, retail banking, human resources and digital transformation, among others, in financial institutions in the United Kingdom, Spain and Mexico. Since April 2022, Ms. O’Connor is CEO of the Consumer Bank at Citibanamex, Mexico’s second largest bank with 39,000 employees and 12 million customers. Previously, between 2018 and 2022, she served as Chief Digital Officer for the same bank, where she led the development of the company’s digital payments and data strategy. Prior to joining Citibanamex, from 2003 to 2018 she held different positions at Santander Group based in Madrid, Spain. Ms. O’Connor is a graduate of University College Cork and holds a Master in European Business from ESCP Business School.

Hernán Büchi Buc was elected a member of our board in August 2019 and re-elected in March 2023. Previously, he served as an advisor to our board since 2008, and during 2007 he was a member of our board of directors. He is the president of the Directive Council of Universidad del Desarrollo. Mr. Büchi is also a board member of Quiñenco S.A. Between 1985 and 1989, Mr. Büchi served as the Minister of Finance, and prior to this, he served as the Superintendent of Banks from 1984-1985, Minister of Planning from 1983-1984, and Vice-Secretary of Health from 1980-1983. Mr. Büchi holds a degree in civil mining engineering from the University of Chile and a Master’s Degree from Columbia University.

Jaime Estévez V. (independent) has been a member of our board of directors since 2007 and was re-elected in March 2023. He is also currently a member of the board of directors of Cruzados SADP. Previously, Mr. Estévez was chairman of the board of directors of Banco Estado, a Chilean state-owned bank. Additionally, he has served as a director of AFP Provida and AFP Protección, two Chilean pension fund investment companies, and as director of Endesa Chile S.A. Mr. Estévez was the Minister of Public Works from January 2005 to March 2006, and simultaneously, the Minister of Transportation and Telecommunications. He was also a congressman from March 1990 to March 1998 and President of the Lower Chamber of the Chilean Congress from March 1995 to November 1996. Mr. Estévez holds a degree in economics from the Universidad de Chile.

Patricio Jottar N. has been a member of our board of directors since December 2023. He is currently the CEO of Compañía Cervecerías Unidas S.A. (CCU S.A.), Chairman of the Board of Compañía Pisquera de Chile S.A. and director of, among other companies, Cervecera CCU Chile Limitada, Embotelladoras Chilenas Unidas S.A., Compañía Cervecerías Unidas Argentina S.A., Viña San Pedro Tarapacá S.A., Aguas CCU-Nesltlé Chile S.A., Cervecería Kuntsmann S.A., Bebidas CCU-Pepsico SpA, Bebidas del Paraguay S.A., Central Cervecera de Colombia S.A.S., Zona Franca Central Cervecera S.A.S. and Distribuidora del Paraguay S.A. Previously, he was CEO of AFP Bansander and Santander Chile Holding, after working at Citicorp Chile. He has been director and president of Icare, director of Fundación Teletón, elected Counselor of Sofofa and member of its Executive Committee, and is currently the director of Clínica de la Universidad de Los Andes. He has been a professor in Finance, Costs and Administration courses at Pontificia Universidad Católica de Chile and Universidad de Los Andes. Mr. Jottar has a degree in business administration from Pontificia Universidad Católica de Chile and a Master in Economics and Business Administration from Instituto de Estudios Superiores de la Empresa, in Barcelona, Spain.

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

Sandra Guazzotti has been a member of our board of directors since June 2019 and was re-elected as second alternate director in March 2023. Ms. Guazzotti is Head of Multi Country Region of Latin America at Google Cloud since November 2021 and has 25 years of global experience in IT and finance. Previously, Ms. Guazzotti led MCR Oracle between 2019 and 2021, and was General Manager of Oracle Chile twice, firstly between 2011-2014, and later in 2018. During her career at Oracle, she held the positions of Vice President of Investment Solutions and Financing for Asia — Pacific, based in Singapore, and Vice President of Corporate Sales in Japan. Prior to joining Oracle in 1999, she held various positions in the financial services industry, both in Japan and Argentina. Ms. Guazzotti holds degrees in International Relations from the University of Tsukuba, Japan and Senior Management (PADE) from Universidad de los Andes, Chile. Additionally, she has the Diploma of Directors of the Institute of Directors (IoD), United Kingdom. Ms. Guazzotti was awarded as “Executive of the Year” (2019) by Mujeres Empresarias and Revista Capital, and distinguished as one of the “100 Women Leaders in Chile” by the organization Mujeres Empresarias and the newspaper El Mercurio (2011, 2018 and 2019). She is also the former President and member of the Board of Directors of the Chilean-American Chamber of Commerce (AmCham Chile) and member of the board of Universidad Adolfo Ibañez. Ms. Guazzotti is also Chair of Women Corporate Directors (WCD), Chile.

Senior Management

Our current executive officers are as follows:

Executive Officers	Position	Age
Eduardo Ebensperger Orrego	Chief Executive Officer	58
Rolando Arias Sánchez	Chief Financial Officer	59
Alfredo Villegas Montes	General Legal Counsel and Secretary of the Board	53
Cristián Lagos Contardo	Manager — People and Organization Division	58
José Luis Vizcarra Villalobos	Manager — Commercial Division	65
Felipe Echaiz Bornemann	Manager — Global Compliance Division	56
Axel Fahrenkrog Romero	Manager — Corporate Banking Division	53
Sergio Karlezi Aboitiz	Manager — Treasury Division	58
Oscar Mehech Castellón	Manager — Internal Audit Division	59
Paola Alam Auad	Manager — Wholesale Credit Risk Division	61
Julio Cubillo Navarro	Manager — Retail Credit & Global Risk Control Division	48
Esteban Kemp De La Hoz	Manager — Marketing, Technology and Digital Division	44
Salvador Danel Hernández	Manager — Cyber Security Division	50

Eduardo Ebensperger O. has been our Chief Executive Officer since May 2016. He has held several positions at Banco de Chile including manager of the Commercial Division from 2014 to 2016, manager of the Wholesale, Large Companies and Real Estate Division between 2008 and 2014 and manager of the Large Companies Division between 2005 and 2007. Between 2002 and 2005, he was the Chief Executive Officer of Banchile Factoring S.A. He originally joined Banco de A. Edwards in 1989, where he was appointed as the regional branch manager in 1997 until 1999 when he was appointed as manager of the Medium Sized Companies Division until 2001. Currently, he serves on the boards of directors of Banchile Asesoría Financiera S.A., Banchile Administradora General de Fondos S.A., Socofin S.A. and the Executive Committee of Banchile Corredores de Seguros Limitada. He is also member of the Advisory Council of the Faculty of Economics and Administration of the University of Chile. Mr. Ebensperger holds a degree in business administration from the Universidad de Chile.

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

Cristián Lagos C. has been our People and Organization Division manager since May 2012. From 2008 to March 2012, he was the Corporate Human Resources and Reputational manager of Compañía General de Electricidad S.A. He was the Human Resources manager of Chilesat S.A. and corporate manager of Telmex S.A. after those two companies merged. Previously, he was the Planning and Human Resources Division manager at Banco Sudamericano, and later Scotiabank following the merger of these two banks. Currently, he is also member of the board of directors of Guillermo Subercaseaux Banking Studies Institute. Mr. Lagos holds a degree in psychology from the Universidad Diego Portales.

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

Esteban Kemp D. has been manager of our Operations and Technology Division since August 2018 and since March 2024, manager of our Marketing and Digital Banking Division, when both divisions merged into the new Marketing, Technology and Digital Division. Before, he served as our acting manager of our Global Risk Control Division in March 2018. Prior to that, he had been the manager of the operational risk area since 2016. Mr. Kemp joined Banco de Chile in July 2016, after serving as senior manager at EY Chile. He had his first managerial position as a manager at Everis, in 2011. Mr. Kemp holds a civil engineer degree in computer science from the Universidad Austral de Chile and holds an MBA from the Universidad Adolfo Ibáñez.

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

COMPENSATION

The table below presents the amount of compensation, as established by our shareholders, to the members of our board of directors for the year ended December 31, 2023. These amounts include remuneration for services, fees for attendance at meetings of our board of directors, meetings of committees of our board of directors and meetings of board of directors of our subsidiaries, consulting services and travel expenses.

Name of Director	Remuneration			Fees for Attending Meetings of our Board of Directors		Fees for Attending Meetings of Committees of our Board of Directors and Meetings of the Board of Directors of our Subsidiaries(1)		Consulting		Total
	(in millions of Ch$)
Pablo Granifo Lavín	Ch$	679	(2)	Ch$	65	Ch$	421	Ch$	—	Ch$	1,165
Andrónico Luksic Craig		210			12		—		—		222
Francisco Pérez Mackenna		70			32		111		—		213
Raul A. Anaya Elizalde		70			35		123		—		228
Hernán Büchi Buc		70			35		87		—		192
Jaime Estévez Valencia		70			35		132		—		237
Sandra Guazzotti		70			35		84		—		189
Patricio Jottar Nasrallah					—		—		—		—
Jean-Paul Luksic Fontbona .		70			24		—		—		94
Alfredo Ergas Segal		17			7		37		—		61
Andrés Ergas Heymann		70			32		93		—		195
Julio Figueroa					—		—		—		—
Paul Fürst Gwinner		70			32		94		—		196
Ana Holuigue Barros		53			27		115		—		195
Sinead O’Connor		—			—		—		—		—
Other Subsidiary Directors .		—			—		160		—		160
Total	Ch$	1,519		Ch$	371	Ch$	1,457	Ch$	—	Ch$	3,347

(1)	Includes fees paid to members of the Advisory Committee of Banchile Corredores de Seguros Ltda. of Ch$17 million (Ch$16 million in 2022).

(2)	Includes a provision of Ch$470 million (Ch$498 million in December 2022), to account for an incentive which will be paid depending on the degree of fulfillment of our results, as determined by the Directors/Audit Committee.

For the year ended December 31, 2023, there were no fees paid for advisory services to the board of directors, while travel and other related expenses amounted to Ch$111 million (Ch$95 million in 2022).

Consistent with Chilean law, we do not disclose to our shareholders, or otherwise make public, information regarding the compensation of our executive officers. Pursuant to the Chilean Corporations Law, our directors/audit committee must approve compensation plans, but we are not required to have a compensation committee. For the year ended December 31, 2023, no amounts were set aside or accrued by us to provide pension, retirement or similar benefits for our directors and officers. None of our directors is a party to any agreement with us or any of our subsidiaries that provides for benefits upon termination of his appointment as a director.

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

Mr. Estevez was appointed as member of the directors/audit committee by our board of directors at the meeting held on April 12, 2007. Mrs. Holuigue was appointed as member of the directors/audit committee by our board of directors at the meeting held on April 12, 2023. Mr. Anaya was appointed to the directors/audit committee by our board of directors at the meeting held on April 8, 2021. Mr. Estevez and Mrs. Holuigue comply with the independence requirements of both Chilean law and Rule 10A-3 under the Exchange Act and are full voting members of our directors/audit committee.

Mr. Anaya is exempt from the independence requirements of Rule 10A-3 of the Exchange Act pursuant to the exemption under Rule 10A-3(b)(1)(iv)(D). Pursuant to that exemption, Mr. Anaya is a non-voting member of our directors/audit committee with respect to all matters required to be addressed by our directors/audit committee under U.S. federal securities laws.

The directors/audit committee met 15 times (12 ordinary and 3 extraordinary meetings) during 2023. The budget of the directors/audit committee is approved annually at the ordinary annual shareholders’ meeting. The directors/audit committee satisfies the applicable requirements of the CMF and operates pursuant to a charter document. The CMF recommends that at least one of the members of the directors/audit committee be experienced with respect to the accounting procedures and financial aspects of banking operations. The directors/audit committee submits a report regarding its activities to our board of directors after each directors/audit committee meeting and presents an annual report at our ordinary annual shareholder’s meeting. As established in the directors/audit committee’s charter, the chief executive officer, the general counsel and the manager of our Internal Audit Division, or their respective deputies, shall also attend this committee’s meetings. The directors/audit committee may also invite other persons to attend meetings. The directors/audit committee may appoint independent personnel to carry out specific duties.

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

Further to the above, in relation to Banco de Chile’s Clawback Policy, this committee is in charge of determining the application of said policy and resolving on the means to proceed with any recovery thereunder. Also, it is responsible of elaborating such policy in accordance with applicable laws and regulations.

Portfolio Risk Committee

The portfolio risk committee is continuously informed regarding the composition, concentration and risk of our loan portfolio, from a global, sector-specific and line of business perspective.

Among several matters, the portfolio risk committee is responsible for understanding the composition, concentration and risks attached to the bank’s loan portfolio, from a global, sectoral and business unit perspective. It must review and approve the comprehensive measurement of risks and the credit risk appetite framework in relation to credit risk; review the main debtors, their delinquency, past-due portfolio and impairment indicators, together with the write-offs and loan portfolio provisions for each segment. It must propose differentiated management strategies, and analyze credit policy proposals to be approved by the board of directors. This committee is also responsible for reviewing and ratifying the approvals of management models and methodologies previously developed by the Technical Committee for Internal Models Supervision and Development (at a managerial level) and for proposing regulatory models and methodologies for final approval by the board of directors.

The portfolio risk committee meets on a monthly basis and is composed of the chairman of our board of directors, three additional members of our board of directors, our chief executive officer; the manager of our Wholesale Credit Risk Division, the manager of our Retail Credit and Global Control Risk Division, the manager of our Commercial Division and the manager of our Risk Control and Information Management Area.

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

Finance, International and Market Risk Committee

The general objectives of this committee are to monitor and continuously review the liquidity status, trends in the most important financial positions, their associated results, and their price and liquidity risks. Some of its specific functions are, among others, reviewing the board’s proposal for the risk appetite framework, the funding plan and the structure of limits and alerts for price and liquidity risks; reviewing and approving the comprehensive risk measurement for subsequent review by the Capital Management Committee and approval by the board of directors; designing policies and procedures related to limits and alerts for financial positions and liquidity risk, reviewing the trends in financial positions and market risks, monitoring exceeded limits and activated alerts, ensuring that the risk factors affecting financial positions are adequately identified, ensuring that the price and liquidity risk management guidelines at the bank’s subsidiaries are consistent with those of the bank and that these are reflected in its own policies and procedures.

The finance, international and market risk committee meets on a monthly basis. Its members are the chairman of the board of directors, three other members of the board of directors, the chief executive officer, the chief financial officer, the manager of our Treasury Division, the manager of our Wholesale Credit Risk Division and the manager of the market risk area.

Corporate Committee for the Prevention of Money Laundering, Financing of Terrorism and the Proliferation of Weapons of Mass Destruction

The purpose of this committee is to define the policies and procedures that comprise the asset laundering, financing of terrorism prevention system, as well as evaluating compliance and deciding on all matters related to these subjects.

This committee is composed of three board members, two of which must be independent. Additionally, the committee includes, as non-voting members, our chief executive officer, our general counsel, the chief executive officer of Banchile Administradora General de Fondos S.A., the chief executive officer of Banchile Corredores de Bolsa S.A., the manager of our Operations and Technology Division, the manager of our Internal Audit Division, the manager of our Global Compliance Division and the manager of our Anti Money Laundering Area.

This committee meets on a quarterly basis and its purpose is to define the policies of the bank and its subsidiaries that comprise their money laundering and financing terrorism prevention systems, and to evaluate compliance with them and resolve any associated issues, in order to prevent the bank or its subsidiaries from being used to legitimize assets from illicit transactions or to obtain the means to finance terrorism and the proliferation of weapons of mass destruction, thus preventing their exposure to specific reputational, operational or legal risks, and ensure strict compliance with the law and related regulations. This committee is responsible for approving corporate governance policies regarding the prevention of money laundering, terrorism financing and proliferation of weapons of mass destruction and those related to understanding customers, their businesses and accepting and monitoring their accounts, products or businesses; approving policies that define high-risk customers, products and areas and their associated treatment, particularly those involving politically exposed persons; approving policies regarding transactional monitoring and risk escalation processes by members of the bank; approving policies related to understanding and controlling correspondent banks; approving policies related to sanctions applied by the Office of Foreign Assets Control (OFAC), to people or countries on the OFAC list; approving the annual training plan and monitoring progress; approving the employee selection policy; appointing individuals to serve as liaisons with the Financial Analysis Unit, in accordance with Article three of Law 19,913; reviewing compliance with current policies and procedures; and other functions related to these matters.

Higher Operational Risk Committee

The Higher Operational Risk Committee addresses and validates any necessary change in the procedures, controls and IT systems that uphold our Bank’s operations, with the purpose of mitigating operational risks thereof, ensuring that the Bank, overall as well as its respective divisions and areas, properly manage and control these risks.

This committee makes any necessary changes to the processes, controls and information systems that support the bank’s transactions, in order to mitigate operational risks and ensure that areas can appropriately manage and control these risks. Among many other functions devoted to the supervision of the adequate operational risk management in the bank and its subsidiaries, this committee is responsible for sanctioning the implementation and/or updating of the regulatory framework on policies and bylaws associated with the bank’s comprehensive operational risk management model, incorporating plans and initiatives for its development and dissemination in the organization; promoting a culture of operational risk management in the bank and subsidiaries; reviewing the comprehensive risk measurement in operational risk matters; reviewing and approving the bank’s operational risk appetite framework; ensuring compliance with the regulatory framework; being aware of the main cases of fraud and other incidents and events and their root causes, impacts and corrective measures; ensuring the long term solvency of the organization by avoiding those risk factors that may endanger the continuity of the bank; making decisions on new products and services, verifying the consistency of the policies related to high risk in the bank’s subsidiaries and ensuring compliance; and being aware of the operational risk management in subsidiaries and of the level of risk to which the bank is exposed in its outsourced services, among others.

Some milestones achieved in 2023 include the update on policies related to the management of operational risk, business continuity, technological risk, information security and cybersecurity; the outsourcing of services and complex products or services for approval by the board of directors; the review and approval of the results of the management self-assessment matrix (based on the definitions given by the CMF); review and approval of the profile, appetite framework and results of the stress testing exercise for operational risk and other relevant risks; the confirmation of critical products and services; the approval of an update to the crisis management manual; technological and cybersecurity risk assessments of the information and technological assets that support the bank’s business processes; assessment of the bank’s exposure to suppliers’ cyber risk, cyber risk assessment on technological projects; and the performance of phishing exercises. In addition to the above, the bank engages in ongoing monitoring of and follow-up on fraud, the main operational events of each period, the results obtained from the evaluation of projects and supplier management, the results of the business continuity testing calendar and critical supplier tests.

This committee meets on a monthly basis or in extraordinary meetings as convened on short notice, and is composed of the chairman and three additional members of our board of directors, our chief executive officer, the manager of our Retail Credit and Global Control Risk Division, the manager of our Operations and Technology Division, the manager of our Commercial Division, the manager of our Cybersecurity Division and the manager of our Marketing and Digital Banking Division.

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

Among other matters, the Capital Management Committee is responsible for reviewing and updating, at least on an annual basis, the Capital Management Policy; ensuring that the Bank counts with sufficient capital as may be required to properly manage its necessities in normal and stressed scenarios, in a three-year horizon; reviewing the results of stress tests, the Bank’s risk appetite framework related to business and capital and the Bank’s Regulatory Capital (or Total Capital) self-evaluation report; briefing the board of directors on the compliance of the Bank’s capital plan, the Banks’s risk appetite framework related to business and capital, and any variable affecting such parameters.

This committee meets on a quarterly basis and is composed of two members of our board, the chief executive officer, the chief financial officer, the manager of our Wholesale Credit Risk Division, the manager of our Retail Credit and Global Control Risk Division and by the manager of our Financial Control of Treasury & Capital Area.

Banchile Corredores de Seguros Executive Committee

The main purpose of the Banchile Corredores de Seguros Executive Committee is to review commercial performance and initiatives in the development of the insurance business and to take the actions necessary to implement the business plans undertaken by our insurance brokerage subsidiary Banchile Corredores de Seguros Limitada.

This committee is composed of the chairman of our board of directors, one other member of our board of directors, our chief executive officer, the manager of our Commercial Division and the chief executive officer of Banchile Corredores de Seguros Limitada.

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

Ethics Committee

The purpose of the Ethics Committee is to define, promote and regulate behavior of professional and personal excellence consistent with our philosophy and values to be followed by all our staff in order to meet the expectations of our customers.

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

Operational Risk Committee

This committee is authorized to make necessary changes to processes, controls and information systems that support the bank’s operations in order to mitigate operational risks and ensure that the various areas adequately manage and control these risks.

The main functions of the Operational Risk Committee include: the development of the comprehensive operational risk management model, overseeing the implementation and/or updating of the regulatory framework; plans and initiatives for the development of the model and its dissemination in the organization; promoting a culture of operational risk management at all levels of the bank; staying informed of the results obtained in the comprehensive risk measurement of operational risk; reviewing the operational risk appetite framework; overseeing the current regulatory framework in matters related to operational risk; reviewing the bank’s level of exposure to operational risk and the main risks to which it is exposed; being briefed on the main fraud incidents, other incidents, operational events and their root causes, impacts and corrective measures as appropriate, as well as operational risk assessments; proposing, agreeing and/or prioritizing strategies to mitigate the main operational risks; ensuring the long-term solvency of the organization; ensuring that the Operational Risk policies are aligned with the bank’s objectives and strategies; and being aware of the level of risk to which the bank is exposed in its outsourced services, among others.This committee meets on a monthly basis, and is chaired by the manager of our Retail Credit and Global Control Risk Division, and includes our chief financial officer, the manager of our Cybersecurity Division, the manager of our Operational Risk Area, the manager of our Technological Risk Area, the manager of our Business Continuity, the manager of our Planning and PMO Area, the manager of our Large Companies Area, the manager of the Corporate Audit Area, the manager of our Operations Area, the manager of our Clients Area, the Head of the Legal Department and the sub-manager of our Operational Risk Management Area.

Sustainability Committee

The main objective of this committee is to analyze and propose sustainability challenges and requirements in business strategies, based on actions related to environmental, social and governance (ESG) matters. Among other tasks, it is also responsible for designing, managing and disseminating our bank’s (and its subsidiaries) sustainability strategy and policies. For such purposes, different stakeholders are considered, including clients, investors, employees, the community and suppliers.

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

Quality Committee

The main objective of this committee is to generate strategic guidelines for decision-making on issues related to the attention of customers, through all channels available at the bank, by means of the analysis of customer perception and relevant competition.  In addition, this committee supervises projects and initiatives aimed at increasing the permanence and referrals of our clients.

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

Technical Committee for Internal Models Supervision and Development

This committee sets, among other functions, the main criteria and guidelines to be used for the construction of new models; and reviews and approves methodologies associated with non-regulatory models that must be submitted to the Portfolio Risk Committee. This committee reviews regulatory models, with approval remaining in the hands of the Portfolio Risk Committee and the board of directors. It is also responsible for establishing minimum standards for monitoring the quality of the internal models and for documenting the different areas related to the development, construction, monitoring and operation of the models.

It meets on a monthly basis, and its members include the managers of: the Retail Credit Risk and Global Risk Control Division, the Risk Monitoring Area, the Research and Management Area, the Retail Business Development Area and the Risk Models Area. The committee is also comprised of the deputy managers of the following areas: Retail Monitoring and Models, Big Data and Regulatory Systems, Risk Model Validation, Preapproved Admission, Regulatory Models and Management and Infrastructure Models as well as the Retail Credit Risk Department Supervisor.

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

This committee meets on a weekly basis or in extraordinary sessions as determined by its chair. Its members are the manager of the Operations and Technology Division (chairing this committee), the manager of the Administrative Area, the manager of the Expenditures Control Area and the manager of the Planning and Project Management Office Area.

Model Risk Management Committee

The main role of this committee is to establish and supervise the model risk management framework and the corresponding methodologies at the institutional level. Among other matters, this committee reviews and discusses the identification and assessment of model risks based on aggregate results, oversees the updating of the inventory of institutional models and submits the Model Risk Management Policy to the board for review and approval.

The Model Risk Management Committee meets on a quarterly basis and is composed of the following officers: Retail Credit Risk and Global Risk Control Division Manager; Wholesale Credit Risk Division Manager; Model Risk and Internal Control Manager; Risk Models Validation Deputy Manager; Model Risk Management Deputy Manager; Anti-Money Laundering Area Manager; Market Risk Manager; Treasury and Capital Financial Control Manager; Risk Models Manager; Retail Admission and Regulation Manager; Operational Risk Manager; Retail and Model Monitoring Manager; and Wholesale Monitoring and Risk Information Manager.

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

Clawback Policy

On September, 2023, our board of directors approved Banco de Chile’s claw-back policy providing for the recovery of erroneously awarded incentive-based compensation received by current and former executive officers in connection with a financial restatement, regardless of fault or misconduct, on or after October 2, 2023. A copy of our clawback policy, also referred herein as Incentive Recovery Policy, is attached hereto as Exhibit No. 97.

Other Policies

As of the date of this annual report, our board of directors or, when applicable, our senior management, have approved policies and/or procedures regarding the following issues, among others:

●	Code of Conduct;	●	Capital Expenditure Policy;

●	Anti-Money Laundering, Anti- Terrorism Finance and Non-Proliferation of Weapons of Mass Destruction Policy;	●	Capital Management Policy

●	Conflict of Interest Management Policy;	●	Expense Management Policy;

●	Anti-Trust Policy;	●	Accounting Policies and Procedures;

●	Anti-Bribery and Foreign Corrupt Practices Act;	●	Complex Products and Services Policy;

●	Office of Foreign Assets Control;	●	Tax Standards for Tax Sensitive Transactions Policy;

●	Insider Trading Prevention and Personal Investment Management Policy;	●	Tax Policy and Procedures;

●	Regulation K—Debts Previously Contracted;	●	Fiduciary Policy;

●	Regulation K—Equity Activity;	●	Mergers and Acquisitions Policy;

●	Regulation W (23 A/B);	●	Records Management Policy;

●	Financial Information Disclosure Policy;	●	Electronic Transportable Media Policy;

●	Fair Lending Policy;	●	Volcker Rule Policy;

●	Loans to Directors and Senior Management;	●	Market Risk Policy;

●	Independent Research Policy;	●	Liquidity Risk Policy;

●	Related Parties Regular Transactions Policy;	●	Crime Prevention Model Policy;

●	Charitable Donations Policy;	●	FATCA Policy;

●	Internal Audit Policy;	●	Fair Value Policy;

●	Non-Discriminatory Access to Credit Product for Natural Persons Policy;	●	Compliance Program for Antitrust Regulation;

●	Information Security and Cybersecurity Policy;	●	Manual for Handling Information of Interest to the Market;

●	Strategic Cybersecurity Plan ;	●	PEPs Policy;

●	Anti-Tying Policy;	●	Business Continuity (COB);

●	Mandatory Absence Policy;	●	Citi Information Security Standards;

●	Compliance Policy/Program;	●	General Ledger Maintenance Policy;

●	Legal Entity Management Policy;	●	Quality Policy;

●	Fraud Management Policy;	●	Environmental Sustainability Policy;

●	Anti-Boycott Policy;	●	Sustainability Policy;

●	Issue Tracking, Management and Escalation Process;	●	Inclusion, Non-Discrimination Respect for Diversity Policy;

		●	Credit Risk Policy;

		●	Vendor Selection and Management Process;

		●	Web Site Standards Policy;

		●	Information Technology;

		●	Service Outsourcing Policy; and

		●	Clawback Policy.

EMPLOYEES

The following table shows a breakdown of our full-time, permanent employees at the dates indicated:

	As of December 31,
	2021	2022	2023
Banco de Chile	10,288	10,610	10,365
Subsidiaries	1,996	1,940	1,852
Total	12,284	12,550	12,217

As of December 31, 2023, we had 12,217 employees (on a consolidated basis), of whom 9,333 (including Banco de Chile and subsidiaries) were unionized, representing 76.4% of the total employees of the Bank and its subsidiaries. As of the same date, all management positions were held by non-unionized employees.

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

In 2022 we carried out a renegotiation of the collective bargaining agreements with Banchile’s union, reaching a three-year agreement, expiring in 2025 and during 2023 we renegotiated the collective bargaining agreements with ten Bank’s unions also reaching a three-year agreement, expiring in 2026. As of December 2023, these ten unions jointly represented 97.2% of our employees on a consolidated basis.

We believe all of these agreements reflect the satisfactory relationships between the Bank and its employees, while reinforcing our commitment to their career development. To emphasize our employees’ high level of commitment to the Bank and our customers during various challenging periods, we granted a one-time bonus of Ch$500,000 in December 2019 to part of the staff, and introduced additional benefits to address transport problems due to the significant disruption we observed during the social unrest in 2019. We have also supported remote working arrangements for those collaborators who do not necessarily need to perform their work in-person. In order to do that, we acquired a significant number of laptops, which have been installed with world-class cybersecurity measures. We have also set up our contingency sites with proven health measures in order to avoid overcrowding, while utilizing other locations in order to provide our employees with even more space to carry out their tasks. Furthermore, due to the increase in our consolidated net income, during 2022 and 2023 we granted a special performance bonus to our staff in order to recognize the effort and commitment of our employees and their permanent support to the corporation’s strategic pillars.

We have comprehensive personnel training and development programs that include internal courses on operational, technical and commercial matters, as well as participation in external seminars and conferences. In 2023, the total cost of training programs was approximately 0.5% of our consolidated personnel expenses. These expenses were associated with 5,301 training courses that were attended by 251,688 attendees. In addition, for the year ended December 31, 2023, the Bank granted 217 scholarships to staff members for specialization purposes.

We do not maintain any pension or retirement programs for the vast majority of our employees. We do, however, pay certain long-serving key employees a severance payment upon retirement. Although we have provided productivity bonuses to individual employees on a discretionary basis, we do not maintain a formal profit-sharing plan.

SHARE OWNERSHIP

Mr. Andronico Luksic and Mr. Jean Paul Luksic, members of our board of directors since March 2002 and April 2013, respectively, together with members of their family, control Quiñenco S.A. (“Quiñenco”). As of March 31, 2024, Quiñenco directly and indirectly owns 50% of LQIF, which in turns owns directly 46.34% of our outstanding shares and 4.81% through Inversiones LQ-SM Ltda. (“LQ-SM”). Quiñenco also directly holds 0.11% of our total common stock.

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

As of March 31, 2024, Citigroup is the owner of 50% of LQIF and Quiñenco, directly and indirectly, owns 50% of LQIF.  Regardless of any increase in participation by Citigroup, however, the framework agreement provides that Quiñenco will remain in control of LQIF and the corporations that are directly or indirectly controlled by LQIF. Accordingly, Quiñenco will maintain the power to elect the majority of the directors of LQIF and Banco de Chile.

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

In view of the cash dividend approved at our annual shareholders’ meeting held on March 28, 2019, SAOS repaid the Central Bank subordinated debt on April 30, 2019. See “Item 4. Information on the Company—History and Development of the Bank—The 1982-1983 Economic Crisis and the Central Bank Subordinated Debt.” As a consequence of such full payment, Sociedad Matriz del Banco de Chile S.A. (“SM-Chile”) is in the process of being liquidated and its shareholders, LQ Inversiones Financieras S.A. and Inversiones LQ SM Ltda., increased their direct shareholdings in our ordinary shares. Similarly, other shareholders of SM-Chile became our direct shareholders, which significantly increased the public float of our stock. As a result of the repayment, SAOS, whose only business purpose was to repay indebtedness to the Central Bank, was dissolved.

Item 7 Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

Ownership Structure

As described in “Item 4. Information on the Company—History and Development of the Bank—History—The 1982—1983 Economic Crisis and the Central Bank Subordinated Debt,” the Chilean banking system, including us, experienced significant instability during the period that required the Central Bank and the Chilean Government to provide financial assistance to most Chilean private sector banks which resulted, pursuant to Law No. 18,818 enacted in 1989, in the repurchase by us of our portfolio of non-performing loans from the Central Bank and the assumption of the Central Bank’s subordinated debt relating to our non-performing loans.

In November 1996, pursuant to Law No. 19,396, our shareholders approved a reorganization by which the former Banco de Chile was converted into a holding company named Sociedad Matriz del Banco de Chile S.A (“SM-Chile”). In turn, SM-Chile organized a new wholly owned banking subsidiary named Banco de Chile, to which the former contributed all of its assets and liabilities, other than the Central Bank subordinated debt. In addition, SM-Chile incorporated SAOS, a wholly-owned subsidiary and special purpose legal vehicle created pursuant Law No. 19,396, whose only business purpose was to repay indebtedness to the Central Bank. In exchange for assuming the Central Bank debt, SAOS received from SM-Chile a certain portion of our shares as collateral, which as of April 30, 2019 represented 28.31% of our shares. Pursuant to applicable law and the bylaws of both SAOS and SM-Chile, the economic rights of our shares held by SAOS belonged to the Central Bank; however, their voting rights were exercised by the shareholders of SM-Chile at Banco de Chile’s shareholders’ meetings. On April 30, 2019, SAOS fully repaid the Central Bank subordinated debt. As a consequence, SAOS was dissolved. SM-Chile is currently in the process of being liquidated, and SM-Chile’s shareholders became our direct shareholders, which significantly increased our public float.

As a result, shares of Banco de Chile owned by SAOS and SM-Chile were distributed as follows:

a)	the shares of Banco de Chile, owned by SAOS, and the proceeds obtained from the liquidation of any assets owned by SAOS at the time of their liquidation, were distributed among series A, B and D shareholders of SM-Chile pro rata based on the participation of each series in the total amount of series A, B and D shares.

b)	the shares of Banco de Chile owned by SM—Chile were distributed in the following proportions:

●	Series A shareholders received one Banco de Chile share for each share they have in SM—Chile.

●	Series D shareholders received one Banco de Chile share for each share they have in SM—Chile.

●	Series E shareholders received one Banco de Chile share for each share they have in SM—Chile.

●	The remaining shares of the Banco de Chile were distributed among the Series B shareholders.

c)	The proceeds of the liquidation of any other asset, after the full payment of any debt of SM-Chile on the date of its dissolution, will be distributed among all the shareholders of SM—Chile, on a pro-rata basis.

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

The following diagram shows our share ownership structure as of March 31, 2024:

Major Shareholders

The following table sets forth certain information regarding the ownership of outstanding shares as of March 31, 2024 for the following:

●	each person or entity who is known by us to own beneficially more than 5% of our outstanding shares and LQIF.

●	our directors and members of our executive management group, as a group.

Ownership in Banco de Chile

(As of March 31, 2024)

Name	Amount Owned	Percentage
LQIF and LQ-SM(1)	51,670,277,343	51.15%
Directors and executive officers as a group(2)	4,738,512,075	4.69%

(1)	LQIF and LQ-SM hold 46.34% and 4.81%, respectively, of our shares. In connection with the framework agreement executed between Citigroup, Inc. and Quiñenco S.A. in July 2007 and following the merger of Citibank Chile into Banco de Chile, Citigroup became a shareholder of LQIF. As of March 31, 2024, Citigroup is the owner of 50% of LQIF, and Quiñenco directly and indirectly owns 50% of LQIF. Regardless of any increase in participation by Citigroup, however, the agreement provides that Quiñenco will remain in control of LQIF and the corporations that are directly or indirectly controlled by LQIF. Accordingly, Quiñenco will maintain the right to elect the majority of the directors of LQIF and Banco de Chile. As of December 31, 2023, members of the Luksic family or their affiliates beneficially owned 82.9% of the common shares of Quiñenco S.A. Mr. Jean Paul Luksic is a member of our board of directors.

(2)	Percentage reflects direct and indirect share ownership, excluding the share ownership of Mr. Jean Paul Luksic, member of our board of directors, whose direct and indirect ownership is reflected and discussed under the share ownership of LQIF and LQ-SM above.

RELATED PARTY TRANSACTIONS

In the ordinary course of our business, we engage in a variety of transactions with certain of our affiliates and related parties. Financial information concerning these transactions is set forth in Note 40 to our audited consolidated financial statements as of and for the year ended December 31, 2023, appearing elsewhere in this annual report. In accordance with the Chilean Corporations Law, related party transactions in publicly held corporations and its affiliates are defined as every negotiation, act, contract or operation in which the corporation deals with any of the following persons: (i) one or more persons related to the corporation, in accordance with the Chilean Securities Law No. 18,045; (ii) a director, manager, administrator, main executive or liquidator of the corporation, acting on its own behalf or on behalf of third parties, or their respective husband or wife or any other person to which such director, manager, administrator, main executive or liquidator has a second degree relationship with (either by consanguinity or affinity); (iii) companies or corporations in which the persons mentioned in the previous item are owners, directly or through other juridical or natural persons, of 10% or more of its capital, or directors, managers, administrators or main executives; (iv) those established in the bylaws of the corporation or those identified by the directors committee on a well-founded basis, as the case may be, even in the event of those set out at the final paragraph of article 147; or (v) any person who has acted as a director, manager, administrator, main executive or liquidator of the corporation within 18 months of the relevant transaction.

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

The following transactions with related parties may be executed without complying with the requirements previously mentioned, subject to the prior approval of our board of directors: (i) transactions that are not considered material (for this purpose, an act or contract is deemed material if (1) it exceeds 1% of our paid-in capital and reserves, unless it does not exceed UF 2,000 or (2) in any event if it exceeds UF 20,000; and there is a presumption that all contracts celebrated within a period of 12 months constitute one single transaction, irrespective of whether they are executed in one or more separate transactions during such period of time); (ii) transactions that, according to the customary transactions policy adopted by the board of directors of the corporation, are considered customary in connection with our corporate purpose; and (iii) transactions among corporations in which we own, directly or indirectly, at least 95% of the stake of the counterparty.

In connection with number (ii) above, on December 29, 2009, our board of directors established the following a policy which permits us to carry out certain transactions with related parties without the requirements and procedures set forth in the Chilean Corporations Law. The general policy adopted by our board of directors permits, among other things, transactions in the ordinary course of our business, such as opening current accounts, making deposits, extending loans or credit lines with or without collateral, factoring transactions, the sale and transfer of commercial paper, collections, payments and funds transfers, foreign exchange transactions and issuing letters of credit. This policy has also been extended to our affiliates. Recent amendments to the Chilean Corporations Law enacted in mid-April 2021 established additional requirements to this general policy, as follows: (i) it must be previously assessed by the Directors/Audit Committee; (ii) it must comply with certain minimum requirements set forth by the CMF; and (iii) it may not authorize entering into agreements involving more than 10% of the assets of the company. In connection with number (ii), such minimum requirements of the customary transactions policy have been enacted in the Norma de Carácter General N° 501 issued by the CMF on January 2024.

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

On October 22, 2015, and effective January 1, 2016, we entered into a new Global Connectivity Agreement, a new Cooperation Agreement, and a new Trademark License Agreement with Citigroup Inc., replacing the original agreements mentioned above (the “2015 Global Connectivity Agreement”, “2015 Cooperation Agreement” and “2015 Trademark License Agreement”, respectively). Later, the 2015 Global Connectivity Agreement was amended on April 26, 2021, August 31, 2021 and August 29, 2023. As for the 2015 Trademark License Agreement, it was replaced by the Amended and Restated Trademark License Agreement dated November 29, 2019, for the same term as the 2015 Cooperation Agreement (the “2019 Amended and Restated Trademark License Agreement”). The 2019 Amended and Restated Trademark License Agreement was amended on August 29, 2023.

On January 26, 2017, we entered into a new Master Services Agreement with Citigroup Inc. replacing the original agreement dated September 25, 2009, which expired on January 1, 2017 (the “2017 Amended and Restated Master Services Agreement”). This agreement was retroactively effective on January 1, 2017, and has the same duration of the 2015 Cooperation Agreement as mentioned above. The new Master Services Agreement regulated certain reciprocal services to be provided by the parties and seeks to foster global connectivity with respect to the banking and financial services referred to in the 2015 Global Connectivity Agreement and in the other agreements executed with Citigroup Inc. The 2017 Amended and Restated Master Services Agreement has been restated and amended on November 29, 2019, August 31, 2021 and August 29, 2023 (the latter, the “2023 Amended and Restated Master Services Agreement”).

The 2015 Global Connectivity Agreement, the 2015 Cooperation Agreement and the 2019 Amended and Restated Trademark License Agreement each have a duration period of two years and have been extended several times. The last time such agreements were extended was on August 29, 2023, when the parties agreed to extend their terms from January 1, 2024 to January 1, 2026. However, the parties may convene before August 31, 2025 to agree on an extension to these agreements for a new period of two years commencing on January 1, 2026 until January 1, 2028. In the event that the parties do not agree to an extension, these agreements will be automatically extended once for a period of one year starting January 1, 2026 until January 1, 2027, the date on which they shall terminate without any formality. If the parties agree to the two-year extension mentioned above, the same renewal procedure may be used by the parties to extend the agreements in the future, as many times as they agree. The 2023 Amended and Restated Master Services Agreement has the same duration as the 2015 Cooperation Agreement.

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

For more information on our transactions with related parties, see Note 40 to our audited consolidated financial statements as of and for the year ended December 31, 2023, appearing elsewhere in this annual report.

Loans to Related Parties

As disclosed in Note 40(b) to our audited consolidated financial statements as of and for the year ended December 31, 2023, appearing elsewhere in this annual report, we incurred an aggregate of Ch$174,540 million in expenses and recorded Ch$122,791 million in income from transactions with related parties in 2023, other than loans.

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

We held an aggregate of Ch$301,733 million in loans (once allowances for loan losses are deducted) to related parties, as of December 31, 2023. As of the same date we held other assets with related parties amounting to Ch$521,011 million while liabilities with related party transactions amounted to Ch$985,754 million. See Note 40(a) to our audited consolidated financial statements as of and for the year ended December 31, 2023, appearing elsewhere in this annual report for additional details concerning on these transactions.

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

On December 2019, the 22nd Santiago Civil Court issued its judgment on Banchile Corredores’ claim, reducing the fine to an amount of UF 7,500, approximately U.S.$275,000, as of December 2019. This ruling was confirmed in second instance by the Santiago Court of Appeals.

Both parties in these proceedings — Banchile Corredores and Consejo de Defensa del Estado (Chilean State Defense Board) filed an appeal in cassation before the Supreme Court of Chile, which are currently pending.

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

Spanish Court’s Request to Chilean Judicial Authorities

Please refer to “Item 8. Financial Information—Legal Proceedings—Request from Spanish Court to Chilean Authorities” of the Bank’s Form 20-F for the year ended December 31, 2013, as filed with the U.S. Securities and Exchange Commission on April 25, 2014. As described therein, the applicable Spanish court sent a rogatory letter to the applicable Chilean judicial authorities in order to notify them that a lawsuit pending before the Spanish Court had been amended to add causes of action concerning concealment of assets and money laundering against our chairman and the former manager of our former New York branch and against us, Banchile Corredores de Bolsa S.A. and Banchile Administradora General de Fondos S.A., the latter three facing subsidiary civil liability only. The rogatory letter, among other items, requested a joint guarantee from the defendants in the amount of U.S.$77,348,374 and, if the aforementioned parties were not to grant such a joint guarantee, requested the attachment of assets of up to U.S.$103,131,165. In April 2012, the Spanish court temporarily dismissed such lawsuit on the grounds that Chilean judicial authorities were investigating the same matters and, therefore, should take lead on said investigation. Likewise, the Chilean judicial investigation, where no charges were filed against us or our related parties, was temporarily dismissed in January 2014. However, the Spanish investigation was reopened in 2021. As such, we hereby provide an update of the current status.

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

During 2022, through a new rogatory letter from the applicable Spanish court to the Chilean Supreme Court, we, our chairman, Banchile Corredores de Bolsa S.A. and Banchile Administradora General de Fondos S.A. were notified of the lawsuit described above, becoming parties in the case before the Spanish Court. As such, we, our chairman and the aforementioned subsidiaries requested to the Spanish court the final dismissal of the case, which was ruled in our favor, ordering the definitive dismissal by a final and unappealable judgment of the Court.

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

Banco de Chile has fully cooperated in the investigation carried out by the Chilean Public Prosecutor.

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

In March 2023, our shareholders at the ordinary annual shareholders meeting agreed to the distribution and payment of dividend No. 211 in the amount of Ch$8.58200773490 per ordinary share, with a corresponding charge to our 2022 net distributable income.

In March 2024, our shareholders at the ordinary annual shareholders meeting agreed to the distribution and payment of dividend No. 212 in the amount of Ch$ 8.07716286860 per ordinary share, with a corresponding charge to our 2023 net distributable income.

The following table sets forth the cash dividends declared per common share during the years ended December 2021, 2022 and 2023:

	As of and for the Year Ended December 31,
	2021	2022	2023
	(in Ch$, except percentages)			(in U.S.$)
Dividend payout ratio(1)	47.56%	68.14%	69.71%
Dividend per Common Share(2)	2.18	5.34	8.58	0.010

(1)	Dividend payout ratio is calculated by dividing the amount of dividends paid by the earnings per share in the prior fiscal year.

(2)	Dividends per share are calculated by dividing the amount of the dividend paid during each year by the previous fiscal year’s number of outstanding shares.

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

Stock Dividends

During 2021, 2022 and 2023, no stock dividends, in the form of fully paid-in shares, were distributed to our shareholders.

Capital Increases

During 2021, 2022 and 2023, no stock dividends, in the form of fully paid-in shares, were distributed to our shareholders.

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

The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The Santiago Stock Exchange, which is Chile’s main exchange, had a market capitalization of approximately U.S.$180,897.0 million as of December 31, 2023. As of the same date, the total annual trading turnover was approximately U.S$29,902.6 million while the average monthly trading turnover was approximately U.S.$2,491.9 million. The Santiago Stock Exchange was established in 1893 and is a private company whose equity consists of 48 million shares owned by 62 shareholders as of December 31, 2023. As of the same date, 193 companies by means of 209 series of stocks were listed on the Santiago Stock Exchange.

In addition, as reported by the Santiago Stock Exchange, the ten largest companies in terms of market capitalization represented approximately 46.4% of the Santiago Stock Exchange’s aggregate market capitalization as of December 31, 2023. As of the same date, the ten most traded companies accounted for approximately 68.5% of the Santiago Stock Exchange’s equity trading. During 2023 approximately 36% of the companies listed on the Santiago Stock Exchange had their shares traded on an average of 70% or more of the exchange’s trading days.

Our ADSs, each representing 200 shares of common stock, without nominal (par) value, have been listed on the NYSE since January 2, 2002, under the symbol “BCH”. JPMorgan Chase Bank is our depositary for purposes of the ADSs. As of December 31, 2023, a maximum of 7,703,231 ADSs were outstanding (equivalent to 1,540,546,200 shares of common stock or 1.53% of the total number of issued shares of common stock as of the same date). Since certain of our ADSs are held by brokers or other nominees, the number of record holders in the United States may not be fully indicative of the number of direct beneficial owners in the United States or of where the beneficial owners of such shares are resident.

On October 23, 2018, we announced a ratio change to our ADR program from one ADS per 600 of our common shares into one ADS per 200 of our common shares. This modification became effective on November 23, 2018, upon which ADR holders received two additional ADSs for each ADS held as of the record date of November 15, 2018. Additionally, the existing ADRs, continued to be valid as of the effective date and were not exchanged for new ones.

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

Capitalization

As of April 19, 2024, there are 101,017,081,114 Banco de Chile shares outstanding of our capital stock. All of such shares are fully paid.

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

Such prior authorization may be granted or rejected by the CMF, which is further authorized to set rules or specific requirements in that regard. For further information, see “Item 4. Information on the Company—Regulation and Supervision—Financial Market Commission.”

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

Our shareholders’ meetings held in 2021 were:

●	The ordinary annual shareholders’ meeting held on March 25, 2021, where our shareholders agreed to the distribution and payment of dividend No. 209, in the amount of Ch$2.18053623438 per Banco de Chile common share, with a charge to 2020 net distributable income of Banco de Chile.

Our shareholders’ meetings held in 2022 were:

●	The ordinary annual shareholders’ meeting held on March 17, 2022, where our shareholders agreed to the distribution and payment of dividend No. 210, in the amount of Ch$5.34393608948 per Banco de Chile common share, with a charge to 2021 net distributable income of Banco de Chile.

Our shareholders’ meetings held in 2023 were:

●	The ordinary annual shareholders’ meeting held on March 23, 2023, where our shareholders agreed to the distribution and payment of dividend No. 211, in the amount of Ch$ 8.58200773490 per Banco de Chile common share, with a charge to 2022 net distributable income of Banco de Chile.

As of April 19, 2024, the following shareholders’ meeting had been held:

●	The ordinary annual shareholders’ meeting held on March 28, 2024, where our shareholders agreed to the distribution and payment of dividend No. 212, in the amount of Ch$ 8.07716286860 per Banco de Chile common share, with a charge to 2023 net distributable income of Banco de Chile.

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

On April 16, 2001, the Central Bank eliminated the prior foreign exchange restrictions, replaced the former compendium of foreign exchange regulations by a new one titled “Regulations applicable to Credits, Deposits, Investments and Capital Contributions from Abroad (the “Compendium”), and eliminated Chapter XXVI of the old Compendium, which regulated the establishment of an ADR facility by a Chilean company. Notwithstanding such replacement, the special regime of Chapter XXVI continued in force for Banco de Chile’s ADS program until March 7, 2011, when the Central Bank, JPMorgan Chase Bank N.A., as depositary bank, and Banco de Chile executed an agreement that terminated the Convención Cambiaria (“Exchange Convention”). As a consequence of such termination, the special exchange regime established in the Exchange Convention is no longer applicable. Thus, the Deposit Agreement, as amended from time to time, and Banco de Chile’s ADS program are subject to the exchange regulations of general applicability of Chapter XIV of the Compendium or such new regulations that may be issued in the future. Copies of amendments to the Deposit Agreement can be found as Exhibits to this annual report.

The ADS facility is governed by Chapter XIV of the Compendium. According to Chapter XIV, the establishment of an ADS facility is regarded as an ordinary foreign investment, subject to the above mentioned limitations, and it is not necessary to seek the Central Bank’s prior approval in order to establish an ADS facility. The establishment of an ADS facility only requires that the Central Bank be informed of the transaction, and that the transaction be conducted through the Formal Exchange Market.

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

New Compendium of Foreign Exchange Regulations

In January 2024, the Central Bank of Chile published the new text of the Compendium of Foreign Exchange Regulations, which will come into force on January 1, 2026. Until then, the current regulatory framework explained above remains entirely in force.

In general terms, this new compendium systematizes and updates the information requirements of international exchange operations. Regarding the information required for non-resident investments, the new compendium plans to keep such reporting responsibility on the custodian bank of the ADR program.

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

For Chilean tax law purposes, under Law No. 21,210 published on February, 2020, an individual holder resides in Chile if the individual has resided in Chile for more than 183 continuous or discontinuous days within the last 12 months. On its turn, for Chilean tax law purposes an individual holder is domiciled in Chile if he or she resides in Chile with the real or supposed purpose of staying in the country. Domicile is defined as residence in a place with the intention of staying there. The intention is proved through facts and circumstances. Accordingly, the Chilean Internal Revenue Service has interpreted that an individual without residence in Chile may, nonetheless, be considered as domiciled in Chile since the day of entry into the country if he or she intends to stay in Chile and such intention is evidenced, for example, by circumstances such as the acceptance of a job position in Chile or the relocation of his or her family to the country, among other considerations., The Chilean Internal Revenue Service has also interpreted that an individual may lose residence when he or she is absent from Chile for more than 184 days in 12 consecutive months and that he or she may lose his or her domicile when he or she no longer has the main seat of his business in Chile. The Chilean Internal Revenue Service established affidavits under article 103 of the Income Tax Law for those who express their intention to acquire or lose domicile in Chile which will be considered together with other circumstances to define the quality of domiciled in the country. Taxpayers must pay personal income tax accrued through the year in which said affidavit is submitted.

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

Chile and the United States have subscribed an income and capital tax treaty for the avoidance of double taxation and the prevention of fiscal evasion, which entered into force on December 19, 2023.

In 2014, the Chilean Government enacted a tax reform (Law No. 20,780) that gradually increased the first category tax or corporate tax rate between 2014 and 2018 while establishing two alternative tax regimes from 2017 onwards: (i) the Semi-Integrated Regime and (ii) the Attribution Regime. Nevertheless, following this reform in the Chilean taxation system, in February 2016, another tax law was enacted (Law No. 20,899), which simplified the previously mentioned reform (Law No. 20,780) by limiting the possibility of choosing between the two alternative tax regimes. According to Law No. 20,899, publicly-traded companies, like Banco de Chile, are only subject to a Semi-Integrated Regime. The Chilean IRS has provided instructions regarding these regulations by means of Circular Letter No 49/2016.

Law No. 21,210, which modernizes the local tax system, was passed by the Chilean Congress and enacted by the Chilean Government on February 24, 2020. This law entered into force retroactively on January 1, 2020. The Chilean IRS has provided instructions regarding these regulations by means of Circular Letter No 73/2020. The law mainly focuses on: (i) entrepreneurship promotion measures by providing SMEs with a special tax regime based on total integration and a statutory tax rate of 25%, as opposed to large companies and corporations whom will continue to be subject to a semi-integrated system while bearing a statutory corporate tax rate of 27%, (ii) initiatives to promote private investment by introducing instantaneous or accelerated depreciation for fixed-assets, reducing the time frame to receive reimbursements of VAT paid on fixed-assets while reducing or eliminating property taxes paid by elderly people, (iii) increasing taxes paid by high-income individuals by means of adding a new tax bracket of 40%, raising taxes on properties that exceed U.S.$500,000 in assessed value, incorporating a regional green tax of 1% levied on investment projects exceeding U.S.$10 million in capital expenditures that were subject to environmental approval, and lowering tax benefits on capital gains obtained in stock markets, (iv) the creation of a Taxpayer Protection & Advisory Agency, which aims to be a counterpoint to the Chilean Internal Revenue Service on taxation matters, and (v) the introduction of a digital approach, which considers both the compulsory use of electronic bill and invoices, aimed at reducing tax evasion, and the imposition of VAT on digital services rendered from foreign countries.

In September 2020, Law No 21,256 was enacted establishing additional tax measures as part of the emergency plan for economic reactivation following the COVID-19 pandemic. Among others, the main measures included in this law were: (i) a temporary reduction of the statutory corporate tax rate to 10% for SMEs for the fiscal years 2020, 2021 and 2022, (ii) a refund of accumulated VAT for purchases and/or services acquired between January and May 2020 by SMEs, and (iii) a temporary additional accelerated depreciation for fixed assets newly and imported acquired between June 1, 2020, and December 31, 2022, for all types of companies.

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

On December 19, 2023, the Double Taxation Avoidance Treaty (DTAT) between Chile and the United States entered into force. The provisions of this DTAT would have effect: a) in respect of taxes withheld at source, for amounts paid or credited on or after February 1, 2024; b) in respect of other taxes, for taxable periods beginning on or after January 1, 2024. In order to claim tax benefits under the DTAT, formal and substantive requirements must be fulfilled. The formal requirements include: (i) proof of the tax residence by means of a certificate of residence issued by the local tax authority, as established by the Chilean IRS in Exempt Resolution number 151 of 2020; (ii) affidavit or equivalent legally binding statement, stating that income from services provided are not attributable to a permanent establishment or fixed base in Chile, as established in Exempt Resolution No. 58 of 2021. The substantive requirements relate to the qualified person requirement as established on Article 24 of the DTAT. If DTAT benefits are not or cannot be claimed, local taxation regulation applies as further detailed below. Meeting the DTAT application requirements, Chilean source income may be exempt from withholding tax, nonetheless, they may be subject to VAT.

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

Notwithstanding the above, as of January 1, 2017 onwards Banco de Chile has been subject to a semi-integrated system (current general tax regime) by which personal or withholding taxes are only triggered upon distribution of taxable profits to the company’s owners or shareholders, with a tax credit of only 65% of the paid Corporate Tax, unless the owner or shareholder is resident in a country party to a Double Taxation Avoidance Treaty with Chile that meets the legal requirements, in which case a tax credit up to 100% of the corporate tax paid by the company can be used against withholding taxes, which is the case of the DTAT recently entered in force between Chile and the United States.

However, in order to provide evidence of their tax residence, foreign holders of our ADSs or of our shares of common stock must comply with the formal and substantive requirements and send to Banco de Chile a certificate of residence issued by their local tax authority and the aforementioned affidavits.

Transitional Article 25 of Law No. 21,210 enacted on February 24, 2020, established an optional and temporary tax regime that allows corporate taxpayers to apply the Substitute Tax for Final Taxes (“ISFUT”), including Chilean withholding tax, as applicable, on taxable profits generated by companies before December 31, 2016, instead of the marginal tax rate applicable for shareholders. In addition, corporate taxes formerly paid by the companies on profits generated before December 31, 2016, can be considered as a tax credit to be discounted from the 30% associated with the ISFUT. According to the Ordinary Official Letter No. 2,762 issued by the Chilean IRS on October 13, 2021, from a taxation perspective, there is no issue with Chilean companies discounting (and withholding) the ISFUT from distributed dividends. For non-resident shareholders, who are subject to a 35% Chilean withholding tax, after choosing ISFUT, dividend distribution by companies will not affect tax withholding, as they have already paid all taxes in Chile.

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

Regarding the shares acquired in a capital increase process (as mentioned in (iii) above) before the company was publicly listed, only the greatest amount between the portion which exceeds the price of the offering on the stock exchange (closing price on the first day of transactions for the IRS) and the book value on the prior day will be exempted;

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

This exemption regime was only in force until August 31, 2022, given that, as explained under “Chilean Tax Considerations” above, Law No. 21,420 established a single 10% tax on the capital gain produced by the sale of actively traded stocks. In any case, the acquirer or the stockbroker must withhold the tax and if they do not know the amount of the capital gain they will apply a provisional withholding of 1% of the sale price of the shares.

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

According to this rule, capital gains obtained by foreign institutional investors in the sale of debt securities (public offerings not covered by the regime established in the Article 104 of the Chilean Income Tax Law) are exempted from income tax provided they have been issued prior to May 1, 2014, by companies incorporated in Chile and that the investor meets requirements set by the law.

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

Other Relevant Aspects

On December 30, 2023, Law number 21,641 which “Strengthens the Resilience of the Financial Systems and its Infrastructures” was published in the Official Gazette of the Republic of Chile. . Among other matters, this law: (i) requires the Chilean Tax Authority to implement a simplified procedure for certain non-residents to obtain a Chilean Tax ID (RUT) for the purposes of opening and operating a CLP current account in the market. It also includes the requirement of a tax information exchange agreement in place between Chile and the non-resident’s country of tax residency. (ii) modifies the Tax Code to require local banks or correspondent banks to report to the Chilean tax authority the identification of non-residents that open CLP current accounts and contains requirements that these local banks provide information such as credits and debits in these accounts and the amount of these transactions. . Note that the Chilean IRS must enact regulation establishing procedures to accommodate the aspects of the law pertaining to the RUT for current accounts and the related transactional regulatory reporting. The current regulation will continue to be in effect until the accompanying resolution is published.

On February 2, 2024, Law number 21,648 was published. This law modifies de Tax Code in order to extend the obligation to inform the tax authority of the beginning of taxable activities, to any person or entity that imports goods which cumulatively or individually have “free on board” value of U.S.$3,000 or more. Taxpayers can be relieved from this obligation if they prove the goods are for personal use or consumption.

Tax Reform currently under discussion

In 2022, the current administration announced several reforms to our tax regime, which resulted in the submission of a tax bill (number 15170-05) to the Congress in July 7, 2022, which was rejected by the Lower House on March 8, 2023 in the initial legislative procedure. In August 2023, after a lengthy dialogue process with diverse economic and political sectors, the Government announced a new proposal to reform the tax system, called “Tax Deal for Development”, which aims to finance the government’s social agenda on diverse matters, including minimum guaranteed pensions, improved health services for lower- and middle-income population, reinforcement of public security and social protection through a National Care System, among other elements. In order to do that, the Tax Deal for Development is expected to be comprised of several bills, one of which is bill number 16475-05, which “creates a Registry of Final Beneficiaries”, presented to Congress on December 14, 2023; such registry would contain the information of the final beneficiaries of legal entities, non-profit or otherwise, investment funds, and other kind of entities. Pursuant to the bill, final beneficiaries are expected to be Chilean or foreign natural persons with or without tax domicile in Chile, who meet the legal criteria established in the bill.

Another bill within the scope of the Tax Deal for Development and currently under discussion is bill number 16621-05, called “Deal for Economic Development, Social Progress, and Public Expenditure Responsibility” which is primarily focused on improving tax enforcement under the prevailing tax system, and considers seven main pillars, as follows: (i) the modernization of tax management framework, tax and customs courts in order to streamline conciliation procedures as much as possible, and also the amendment of the bank secrecy lift procedure (ii) improved control of informality by means of stricter requirements for individuals or companies that provide goods and services and by requesting for information from banks on the amount of transfers received by account holders, (iii) the introduction of new provisions that pursue to prevent and uncover tax crimes, such as the creation of the “anonymous whistleblower” and a self-reporting procedure, while tightening sanctions for individuals and companies providing or using fake tax documents, (iv) strengthening capabilities to avoid aggressive tax planning by improving the tax avoidance regulation, expressly regulating aggressive tax planning, modifying related party donations and transfer pricing regulation, broadening the scope of the anti-tax avoidance rule and modifying its enforcement procedure so that it is first declared and applied by the tax administration and, only after that has occurred, giving the taxpayer the opportunity to challenge it in court, (v) the provision of additional powers for the Taxpayer’s Ombudsman Agency, (vi) the regularization of tax obligations by making payment programs more flexible, restructuring the regulation on overdue tax obligations and their period of prescription, and exceptionally permitting the repatriation of funds with the payment of a single special rate tax, and early termination of tax lawsuits, and (vii) focusing on institutional strengthening and probity by reinforcing both, the information technology capabilities of involved bodies and the probity-oriented regulations for public servants. This bill was submitted to the Congress on January 29, 2024. Moreover, during February 2024, the Finance Ministry held meetings with political parties, announcing the government’s proposal, to introduce some changes to tax exemptions and credits while increasing taxes for higher-income individuals. This bill was submitted to the Congress on January 29, 2024 and on April 10, 2024, the Lower Chamber of the Congress partially approved it. This means that some provisions of the bill were approved, whereas other parts were rejected. New modifications are expected to be introduced to this bill by the Government, as it moves onwards to its second legislative stage, where it shall be discussed in the Senate. Accordingly, as of today we cannot rule out that this bill, as currently drafted or otherwise, may be eventually be enacted. Moreover, during February 2024, the Finance Ministry held meetings with political parties, announcing the government’s proposal to introduce changes to tax exemptions and credits while increasing taxes for higher-income individuals, and to reduce the statutory corporate tax rate for companies from 27% to 25%. As such, we cannot yet determine whether -and how- the final version of these or other reforms, if approved, will impact the Chilean economy and, consequently, the business outlook, the banking business, our results of operations and the taxes paid by us or our local and foreign shareholders in the future.

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

The ADSs are listed on the NYSE and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Moreover, as discussed below under “—Passive Foreign Investment Companies,” we believe that we will not be treated as a PFIC for U.S. federal income tax purposes with respect to our 2023 and current taxable year, and based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, relevant market and shareholder data and our current business plans, we do not anticipate becoming a PFIC in the future. However, there can be no assurance in this regard because the PFIC determination is made annually and is based on the portion of our assets (including goodwill) and income that is characterized as passive under the PFIC rules and our continued qualification for an exception to the PFIC rules for certain foreign banks.

Based on U.S. Internal Revenue Service (the “U.S. IRS”) guidance, we expect that dividends paid on shares of our common stock on or after December 19, 2023, will be treated as qualified dividend income because the comprehensive income tax treaty between Chile and the United States (the “Tax Treaty”) entered into force on such date. However, because shares of our common stock are not readily tradable on an established securities market in the United States, we do not expect that dividends paid on shares of our common stock before December 19, 2023 will be treated as qualified dividend income.

Subject to generally applicable limitations and conditions under the U.S. Code (including a minimum holding period requirement), a U.S. Holder may be entitled to a foreign tax credit in respect of any non-U.S. income taxes withheld and paid over to the applicable non-U.S. tax authorities (after taking into account the credit for the first category tax, when it is available). These generally applicable restrictions and conditions include new requirements adopted in Treasury regulations promulgated in December 2021, and subject to the discussion below, there can be no assurance that any taxes imposed by Chile will satisfy these requirements. A recent notice from the U.S. IRS provides temporary relief from such Treasury regulations by allowing taxpayers to apply a modified version of the Treasury regulations for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance), provided that the taxpayer consistently applies such modified version of the Treasury regulations and complies with specific requirements set forth in a previous notice. In the case of a U.S. Holder that either (i) is eligible for, and properly elects, the benefits of the Tax Treaty or (ii) consistently elects to apply the modified version of the Treasury regulations in the manner described in the preceding sentence, Chilean income taxes withheld on a dividend distribution generally will qualify as a creditable tax. In the case of all other U.S. Holders, the application of these requirements to the Chilean income taxes withheld on a dividend distribution is uncertain and we have not determined whether these requirements have been met. If the Chilean tax is not a creditable tax for a U.S. Holder or the U.S. Holder does not elect to claim a foreign tax credit for any foreign income taxes, the U.S. Holder may be able to deduct the Chilean tax in computing the U.S. Holder’s taxable income for U.S. federal income tax purposes, subject to applicable limitations and requirements. Dividends paid on the ADSs or shares of our common stock generally will constitute foreign source income, and for purposes of calculating the foreign tax credit, as “passive category income,” for most U.S. Holders. U.S. Holders are not allowed foreign tax credits for income taxes withheld in respect of certain short-term or hedged positions in securities and may not be allowed foreign tax credits in respect of arrangements in which their expected economic profit is insubstantial The rules governing foreign tax credits are complex. U.S. Holders should consult their own advisors concerning the implications of these rules in light of their particular circumstances.

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

The initial tax basis of shares of our common stock purchased by a U.S. Holder generally will be the U.S. dollar value of the Chilean pesos denominated purchase price determined on the date of purchase. If shares of our common stock are treated as being traded on an “established securities market,” a cash basis U.S. Holder, or, if it elects, an accrual basis U.S. Holder, will determine the U.S. dollar value of the cost of such shares by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. Such an election by an accrual basis U.S. Holder must be applied consistently from year to year and cannot be revoked without the consent of the U.S. IRS. If a U.S. Holder converts U.S. dollars to Chilean pesos and immediately uses the currency to purchase shares of our common stock, such conversion generally will not result in taxable gain or loss to the U.S. Holder.

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

Any gain or loss realized by a U.S. Holder on such a sale, exchange or other taxable disposition of shares of our common stock generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. If Chilean income tax is withheld on such sale, exchange or other taxable disposition (see “Item 10. Additional Information—Taxation—Chilean Tax Considerations—Capital Gains”), a U.S. Holder’s ability to utilize foreign tax credits in respect of such Chilean income tax may be limited. Alternatively, a U.S. Holder may be able to deduct Chilean income taxes paid with respect to a disposition of shares of our common stock against its taxable income, assuming such U.S. Holder does not take a credit for any foreign income taxes paid or accrued during the taxable year and certain other conditions are met. The availability and calculation of foreign tax credits and deductions for foreign taxes involves the application of rules that depend on your particular circumstances and involve the application of complex rules to those circumstances as described above in “—Taxation of Dividends.” U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit limitation rules to their investment in, and disposition of, the shares of our common stock.

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

ANNUAL REPORT TO SECURITY HOLDERS

We have submitted our 2023 local annual report provided to security holders in electronic format as an exhibit to a report on Form 6-K dated March 11, 2024.

Item 11 Quantitative and Qualitative Disclosures About Market Risk

For quantitative and qualitative information related to market risk, see Note 44 to our audited consolidated financial statements as of and for the year ended December 31, 2023, appearing elsewhere in this annual report.

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

ADS Split

On October 23, 2018, we announced a ratio change to our ADR program from one ADS per 600 of our common shares into one ADS per 200 of our common shares. This modification became effective on November 23, 2018, upon which ADR holders received two additional ADSs for each ADS held as of the record date of November 15, 2018. Additionally, the existing ADRs, as of the effective date continued to be valid and were not exchanged for new ones.

Payments by the Depositary

The Depositary has agreed to reimburse us for certain reasonable expenses related to the ADS program, subject to a cap agreed between the Depositary and us. These reimbursable expenses currently include, but are not limited to, legal fees, NYSE listing fees, investor relations servicing, investor related presentations, ADR-related advertising and public relations in those jurisdictions in which the ADRs may be listed or otherwise quoted for trading, and accountants’ fees in relation to our regulatory filings. During the year ended December 31, 2023, we received gross reimbursements from the depositary for an amount of U.S.$174,027.

Please refer to Exhibits 2.2 2.3 and 2.4 in the Form 20-F for the year ended December 31, 2021 filed with the SEC on April 29, 2022 for the remaining information relating to our American Depositary Shares required by Item 12 of Form 20-F.

Part II

Item 13 Defaults, Dividend Arrearages and Delinquencies

None.

Item 14 Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15 Controls and Procedures

(a) Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2023.

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

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2023. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO — 2013 framework) in Internal Control Integrated Framework.

Based on our assessment and those criteria, management believes that the company maintained effective internal control over financial reporting as of December 31, 2023.

(c) Report of Independent Registered Public Accounting Firm on Internal Controls

EY Servicios Profesionales de Auditoria y Asesorias Limitada (“EY Audit Ltda”), the independent registered public accounting firm that has audited our financial statements, has issued an attestation report on our internal control over financial reporting as of December 31, 2023. This attestation report appears on page F–5 of our audited consolidated financial statements as of and for the year ended December 31, 2023.

(d) Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2023 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16 [Reserved]

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

Item 16C Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, EY Audit Ltda, during the fiscal years ended December 31, 2021, 2022 and 2023:

	Year ended December 31,
	2021		2022		2023
	(in millions of Ch$)
Audit fees	Ch$	702	Ch$	839	Ch$	750
Audit-related fees		—		—		—
Tax fees		25		28		29
Other fees		129		—		43
Total fees	Ch$	856	Ch$	867	Ch$	822

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

“Audit-related fees” in the above table are the aggregate fees billed by EY Audit Ltda. for assurance and related services that are reasonably related to the performance of the audit or review of the Bank’s financial statements and are not reported under “audit fees.” Services such as (i) attestation reports not required by statute or regulations and (ii) merger and acquisition due diligence are included in this line item. During 2021, 2022 and 2023, there were no such services rendered.

“Tax fees” in the above table are the aggregate fees billed by EY Audit Ltda. for permitted tax advisory and tax compliance services.

“All Other fees” in the above table are fees incurred in 2021 and 2023 (no such fees were incurred in 2022) related to certain consulting services such as: (i) operational risk assessment, (ii) foreign regulations compliance, and (iii) advisory services.

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

Item 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

We did not make any purchases of our previously issued shares during the fiscal years ended on December 31, 2021, 2022 and 2023.

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

Item 16I Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J Insider Trading Policy

On March,2024, Banco de Chile approved its insider trading prevention policy which provides the guidelines to assist the members of the board, the senior management and employees of Banco de Chile who by his job, profession or function has access to non-public information of Banco de Chile, to comply with their obligations under the applicable laws and regulations. A copy of our insider trading prevention policy is attached hereto as Exhibit No. 11.2. The insider trading prevention policy is also referred herein as Insider Trading Prevention and Personal Investment Management Policy.

Item 16K Cybersecurity

Risk Management and Strategy

Banco de Chile considers the technological, information security and cybersecurity risk management a fundamental strategic line to identify and assess the risks associated with the Bank’s information assets. For this reason, the Bank has a Technological Risk Management Area responsible to define, execute and update its strategy in line with the objectives and priorities defined in the Information Security and Cybersecurity Policy and the Strategic Cybersecurity Plan.

The Technological Risk Management Area has guidelines integrated in the overall Bank’s risk management process to ensure the execution of risk assessment processes, as described below:

●	Project Assessment: This process refers to the identification and assessment of risk scenarios arising from new technological changes to be implemented in response to specific business needs (e.g. regulatory changes, system upgrades or implementation of functionalities associated with the Bank's new products).

●	Suppliers Assessment: This process seeks to ensure cybersecurity in the Bank’s supply chain, through the risk analysis and controls prior to and during the implementation of outsourced services. The scope of this process considers all current suppliers and those in the process of providing services to the Bank.

●	Asset Assessment: This process consists of assessing the risk level based on threats, vulnerabilities and sensitivity associated to each technological and information asset owned by the Bank. In turn, the asset assessment process allows to integrate specific information into the evaluation of the processes, projects, and suppliers.

●	Process Assessment: This process enables a comprehensive identification of cybersecurity and information security risks associated with the Bank’s business, support and strategic processes.

●	Red Team Testing: This process consists of an independent technical security test with the objective to identify and evaluate vulnerabilities, testing hypotheses, techniques, tactics, and procedures (TTP) of a cyberattack to improve security processes and configurations within the Bank.

●	Phishing Simulation Testing: This process refers to the performance of testing exercises across the Bank in order to evaluate the Bank´s awareness plan, in order to continue learning about malicious emails that may expose the Bank to cybersecurity threats.

Furthermore, since 2021 we have engaged an independent third-party provider, which conducts an annual assessment of the Bank’s cybersecurity capabilities and their alignment with best practices used by banks worldwide.

The Bank considers all information resulting from technological risk assessment fundamental for the risk management process, the mitigation and control of losses resulting from operational and cybersecurity incidents. Part of this integration is done through executive sessions and aspects mentioned in the governance area.

Although our business strategy, results of operations or financial condition have not been materially affected by cybersecurity incidents during the last five years, we understand that the cybersecurity risks have been increasing, especially as infiltrating technology continues to become increasingly sophisticated, and while we have implemented several procedures, as described above, we must remain vigilant and alert to such risks and keep our systems and procedures updated to the most recent trends.

For further information about the potential cybersecurity risks of the Company and how they could affect the Company, see “Item 3. Key Information—Risk Factors—Risks Related to Our Business and Industry—Cybersecurity events could negatively affect our reputation or results of operations and may result in litigation.”

Governance

The Bank’s governance procedures for technology, information security and cybersecurity risks involve a set of practices and strategies designed to identify, assess, manage and monitor such risks.

In order to achieve this goal, the Technological Risk Management Area has established a governance framework through the development of a set of regulations, guidelines and methodologies for the management of technological, information security and cybersecurity risks in different scopes of the business including processes, projects, supply chain, and technological changes, among others. This basis provides the Bank with a standardized and clear view of the way in which risks are identified, assessed and monitored and, in turn, allows external parties to gain an initial insight into the Bank's general governance framework and to associate it with Area’s lines of work.

The results of technological risk management are firstly presented to the Bank’s senior management through the Higher Operational Risk Committee, in which managers from the areas of Technology, Cybersecurity, Operational Risk, Technological Risk and other interested parties participate by sharing their observations and promoting improvements in risk management with a multidisciplinary view and through collaborative work. See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management” for further information on the background of the managers from the areas of Technology, Cybersecurity, Operational Risk, Technological Risk.

In parallel, the Bank’s Board of Directors engages in Cybersecurity decision-making through the Higher Operational Risk Committee, in which the Technological Risk Management Area consolidates and presents the information and results of the risk assessments, monitoring and management for a specific and accumulated timeframe. This committee meets monthly or in extraordinary sessions that may be convened on short notice.

Part III

Item 17 Financial Statements

Not applicable.

Item 18 Financial Statements

Our audited consolidated financial statements are included in this annual report beginning at page F-1. Our financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Item 19 Exhibits

List Of Exhibits

Exhibit No.	Exhibit
1.1	Estatutos of Banco de Chile, which serve as our articles of incorporation and bylaws (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2018, and incorporated herein by reference).
2.1	Amendment No. 2, including Form of ADR, dated October 23, 2018, to the Deposit Agreement among Banco de Chile, JPMorgan Chase Bank, N.A. as depositary and holders from time to time of ADSs (incorporated by reference to our registration statement on Form F-6 (Registration No. 333 171999) filed on October 23, 2018).
2.2	Amendment No. 3, dated August 30, 2021, to the Deposit Agreement among Banco de Chile, JPMorgan Chase Bank, N.A. as depositary and holders from time to time of ADSs (incorporated by reference to our registration statement on Form F-6 (Registration No. 33-171999 (filed on August 30, 2021).
4.1	Master Joint Venture Agreement between Quiñenco S.A., Citigroup, Inc. and Citibank Overseas Investment Corporation, dated July 19, 2007 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2007, and incorporated herein by reference).
4.2	Shareholders Agreement between Quiñenco, S.A., Citigroup Chile S.A. and the minority shareholders of LQIF, dated December 27, 2007 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2007, and incorporated herein by reference).
4.3	Amendment to the Master Joint Venture Agreement between Quiñenco S.A., Citigroup, Inc. and Citibank Overseas Investment Corporation, dated December 19, 2008 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2008, and incorporated herein by reference).
4.4	Amendment to the Shareholders Agreement between Quiñenco, S.A., Citigroup Chile S.A. and the minority shareholders of LQIF, dated January 9, 2014 (English translation) (filed as an exhibit to our current report on Form 6-K dated January 14, 2014, and incorporated herein by reference).
4.5	Amendment to the Master Joint Venture Agreement between Quiñenco S.A., Citigroup, Inc. and Citibank Overseas Investment Corporation, dated January 9, 2014 (English translation) (filed as an exhibit to our current report on Form 6-K dated January 14, 2014, and incorporated herein by reference).
4.6	Merger Agreement between Banco de Chile and Citibank Chile, dated December 26, 2007 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2007, and incorporated herein by reference).
4.7	Cooperation Agreement between Banco de Chile and Citigroup Inc., dated October 22, 2015 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2015, and incorporated herein by reference).
4.8	Global Connectivity Agreement between Banco de Chile and Citigroup Inc., dated October 22, 2015 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2015, and incorporated herein by reference).
4.9	Asset Purchase Agreement between Banco de Chile and Citibank, N.A., dated December 31, 2007 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2007, and incorporated herein by reference).
4.10	Amended and Restated Trademark License Agreement between Banco de Chile and Citigroup Inc., dated November 29, 2019 (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2019, and incorporated herein by reference).
4.11	Extension No. 1 to Cooperation Agreement between Banco de Chile and Citigroup Inc., dated August 24, 2017 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2017, and incorporated herein by reference).

4.12	Second Extension to the Cooperation Agreement between Banco de Chile and Citigroup Inc., dated November 29, 2019 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2019, and incorporated herein by reference).
4.13	First Amendment to the Global Connectivity Agreement between Banco de Chile and Citigroup Inc., dated April 26, 2021 (English translation) (Filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2021, and incorporated herein by reference).
4.14	Second Amendment to the Global Connectivity Agreement between Banco de Chile and Citigroup Inc., dated August 31, 2021 (English translation) (Filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2021, and incorporated herein by reference).
4.15	Amended and Restated Master Services Agreement between Banco de Chile and Citigroup Inc., dated August 31, 2021 (Filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2021, and incorporated herein by reference).
4.16	Third Extension to the Cooperation Agreement between Banco de Chile and Citigroup Inc., dated August 31, 2021 (English translation) (Filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2021, and incorporated herein by reference).
4.17*	Third Amendment to the Global Connectivity Agreement between Banco de Chile and Citigroup Inc., dated August 29, 2023 (English translation).
4.18*	Fourth Extension to the Cooperation Agreement between Banco de Chile and Citigroup Inc., dated August 29, 2023 (English translation).
4.19*	Amended and Restated Master Services Agreement between Banco de Chile and Citigroup Inc., dated August 29, 2023.
4.20*	Amendment to the Amended and Restated Trademark License Agreement between Banco de Chile and Citigroup Inc., dated August 29, 2023.
8.1*	List of subsidiaries.
11.1	Code of Professional Ethics (English translation). (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2021, and incorporated herein by reference).
11.2*	Insider Trading Policy (English translation)
12.1*	Certification under Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification under Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification under Section 906 of the Sarbanes-Oxley Act of 2002.
97*	Clawback Policy (English translation)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

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

Date: April 26, 2024

BANCO DE CHILE

By	/s/ Eduardo Ebensperger O.
Name:	Eduardo Ebensperger O.
Title:	Chief Executive Officer

Consolidated Financial Statements

BANCO DE CHILE AND SUBSIDIARIES

December 31, 2023 and 2022

Ch$ or CLP	=	Chilean pesos
MCh$	=	Millions of Chilean pesos
US$ or USD	=	U.S. dollars
ThUS$	=	Thousands of U.S. dollars
EUR	=	Euro
JPY	=	Japanese yen
MXN	=	Mexican pesos
HKD	=	Hong Kong dollars
CHF	=	Swiss franc
PEN	=	Peruvian sol
AUD	=	Australian dollar
NOK	=	Norwegian krone
UF or CLF	=	Unidad de fomento
(The unidad de fomento is an inflation-indexed, Chilean peso denominated monetary unit set daily in advance on the basis of the previous month’s inflation rate).

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Banco de Chile

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Banco de Chile and subsidiaries (the “Bank”) as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements“). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Bank at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Bank's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 25, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Bank‘s management. Our responsibility is to express an opinion on the Bank‘s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Bank in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

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

Allowance for loan losses

Description of the matter

At December 31, 2023, the Bank’s allowance for individual, grouped loan losses and contingent loan risk was Ch$ 135,756 million, Ch$ 575,772 million and Ch$ 89,640 million, respectively. As discussed in Note 2 (i) (viii) to the consolidated financial statements, the allowance is calculated using an expected credit loss model (ECL). This allowance represents a probability-weighted amount, which is determined by evaluating a range of possible outcomes and reasonable and supportable information about past events, current and forecasts of market and economic conditions (Forward looking information – FLI). The allowance is based on the ECL associated with the probability of default in the next twelve months unless there has been a significant increase in credit risk (SICR) since origination or there is objective evidence of impairment. In those cases, the allowance is based on the change in the ECL over the life of the financial instrument.

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

How we addressed the matter in our audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of the Bank’s controls, including those related to information systems used in the determination of the allowance for credit losses. For example, we tested controls over the identification of indicators of impairment, controls over changes in credit risk-rating, the governance and oversight controls over the review of the overall ECL, management’s review and approval of models used to calculate the Bank’s allowance for individual, grouped loan losses and contingent loan risk including the data inputs and outputs of those models.

To test the Bank’s allowance for individual, grouped loan losses and contingent loan risk our audit procedures included, among others, involving our credit risk modelling specialists to assist in assessing the methodology, models and assumptions used to estimate ECL, and comparing management’s forward-looking information to publicly available information from third party sources; and performing independent recalculations. In addition, we assessed significant changes in credit risk rating triggers and testing the completeness and accuracy of underlying data used in the measurement of the ECL. We also assessed the adequacy of the related financial statements’ disclosures.

/s/ EY Audit Ltda.

We have served as the Bank’s auditor since 2002.

Santiago, Chile

April 25, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Banco de Chile

Opinion on Internal Control Over Financial Reporting

We have audited Banco de Chile and subsidiaries’ internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Banco de Chile and subsidiaries (the “Bank”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Bank as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and our report dated April 25, 2024 expressed an unqualified opinion thereon.

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

/s/ EY Audit Ltda.

Santiago, Chile

April 25, 2024

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2023 and 2022

(Expressed in millions of Chilean pesos unless otherwise specified)

		2023	2022
	Notes	MCh$	MCh$
ASSETS
Cash and due from banks	7	2,464,648	2,764,884
Transactions in the course of collection	7	415,505	772,196
Financial assets held for trading at fair value through profit or loss:
Derivative financial instruments	8	2,035,540	2,960,706
Debt financial instruments	8	3,363,624	3,433,745
Others	8	409,328	257,325
Financial assets at fair value through other comprehensive income:
Debt financial instruments	9	3,786,525	3,967,392
Equity instruments	9	11,912	6,545
Derivative financial instruments for hedging purposes	10	49,065	27,077
Financial assets at amortized cost:
Rights by resale agreements and securities lending	11	71,822	54,061
Debt financial instruments	11	1,431,083	902,355
Loans and advances to Banks	11	2,518,590	2,173,151
Loans to customers - Commercial loans	11	19,770,403	19,987,278
Loans to customers - Residential mortgage loans	11	12,277,266	11,371,676
Loans to customers - Consumer loans	11	4,893,418	4,545,734
Investments in other companies	12	65,082	56,177
Intangible assets	13	170,614	140,030
Property and equipment	14	201,657	210,124
Right-of-use assets	15	108,889	94,921
Current tax assets	16	141,194	187,401
Deferred tax assets, net	16	320,406	368,186
Other assets	17	1,186,013	814,117
Non-current assets and disposal groups held for sale	18	25,457	13,773
TOTAL ASSETS		55,718,041	55,108,854

The accompanying notes 1 to 47 are an

integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2023 and 2022

(Expressed in millions of Chilean pesos unless otherwise specified)

		2023	2022
	Notes	MCh$	MCh$
LIABILITIES
Transactions in the course of payments	7	356,871	681,792
Financial liabilities held for trading at fair value through profit or loss:
Derivative financial instruments	19	2,196,116	3,101,469
Others	19	2,305	6,271
Derivative Financial Instruments for hedging purposes	10	160,602	223,016
Financial liabilities at amortized cost:
Current accounts and other demand deposits	20	13,670,793	13,592,155
Saving accounts and time deposits	20	15,538,196	14,358,987
Obligations by repurchase agreements and securities lending	20	157,173	216,264
Borrowings from financial institutions	20	5,360,715	5,397,676
Debt financial instruments issued	20	9,360,065	9,267,947
Other financial obligations	20	339,305	344,030
Lease liabilities	15	101,480	89,369
Regulatory capital financial instruments	21	1,039,814	1,010,905
Provision for dividends	22	373,090	422,830
Provisions for contingent loan credit risk	23	89,640	143,489
Other provisions	24	38,020	36,711
Current tax liabilities	16	808	932
Employee benefits	25	154,132	139,315
Other liabilities	26	696,971	644,259
TOTAL LIABILITIES		49,636,096	49,677,417

EQUITY
Capital	27	2,418,833	2,418,833
Reserves	27	1,208,562	1,172,196
Accumulated other comprehensive income	27	24,242	(69,429)
Retained earnings:
Retained earnings from previous periods	27	1,429,370	886,866
Income for the year	27	1,374,026	1,445,799
Less: Provision for dividends	27	(373,090)	(422,830)
Shareholders of the Bank	27	6,081,943	5,431,435
Non-controlling interest	27	2	2
TOTAL EQUITY		6,081,945	5,431,437
TOTAL LIABILITIES AND EQUITY		55,718,041	55,108,854

The accompanying notes 1 to 47 are an

integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

As of December 31, 2023, 2022 and 2021

(Expressed in millions of Chilean pesos unless otherwise specified)

		2023	2022	2021
	Notes	MCh$	MCh$	MCh$

Interest and UF indexation revenue	29	4,044,665	4,466,881	2,388,470
Interest and UF indexation expense	29	(2,123,873)	(2,200,752)	(814,448)
Net interest and UF indexation income		1,920,792	2,266,129	1,574,022

Income from commissions	30	700,079	667,848	584,321
Expense from commissions	30	(166,047)	(145,716)	(129,293)
Net income from commissions		534,032	522,132	455,028

Net Financial income (expense)	31	469,553	306,824	170,979
Income attributable to investments in other companies	32	13,409	13,031	1,793
Result from non-current assets and disposal groups held for sale not admissible as discontinued operations	33	2,807	4,848	1,986
Other operating income	34	75,995	29,659	21,063
TOTAL OPERATING INCOME, BEFORE EXPECTED CREDIT LOSSES		3,016,588	3,142,623	2,224,871

Expected credit losses	39	(201,944)	(412,130)	(19,172)

TOTAL OPERATING INCOME, NET OF EXPECTED CREDIT LOSSES		2,814,644	2,730,493	2,205,699

Expenses from salaries and employee benefits	35	(582,684)	(528,226)	(450,952)
Administrative expenses	36	(408,844)	(355,274)	(324,625)
Depreciation and amortization	37	(92,308)	(84,205)	(76,798)
Impairment of non-financial assets	38	(1,762)	(77)	(1,690)
Other operating expenses	34	(32,905)	(27,701)	(19,348)
TOTAL OPERATING EXPENSES		(1,118,503)	(995,483)	(873,413)

NET OPERATING INCOME		1,696,141	1,735,010	1,332,286

Income taxes	16	(322,114)	(289,209)	(275,969)

NET INCOME FOR THE YEAR		1,374,027	1,445,801	1,056,317

Attributable to:
Shareholders of the Bank	27	1,374,026	1,445,799	1,056,316
Non-controlling interests		1	2	1

		Ch$	Ch$	Ch$
Earnings per share:
Basic earnings	27	13.60	14.31	10.46
Diluted earnings	27	13.60	14.31	10.46

The accompanying notes 1 to 47 are an

integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

As of December 31, 2023, 2022 and 2021

(Expressed in millions of Chilean pesos unless otherwise specified)

		2023	2022	2021
	Notes	MCh$	MCh$	MCh$

NET INCOME FOR THE YEAR		1,374,027	1,445,801	1,056,317

ITEMS THAT WILL NOT BE RECLASSIFIED IN PROFIT OR LOSS
Re-measurement of the liability (asset) for net defined benefits and actuarial results for other employee benefit plans	27	(75)	(130)	523
Fair value changes of equity instruments designated as at fair value through other comprehensive income	27	5,367	179	(1,196)

COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS BEFORE TAX		5,292	49	(673)

Income tax on other comprehensive income that will not be reclassified to profit or loss		(1,429)	(12)	196

TOTAL COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS AFTER TAX		3,863	37	(477)

ITEMS THAT CAN BE RECLASSIFIED TO PROFIT OR LOSS
Fair value changes of financial assets at fair value through other comprehensive income	27	8,874	48,076	(51,717)
Cash flow hedges	27	113,183	(215,476)	182,376
Participation in other comprehensive income of entities registered under the equity method	27	116	(169)	2

COMPREHENSIVE INCOME THAT WILL BE RECLASSIFIED TO PROFIT OR LOSS BEFORE TAXES		122,173	(167,569)	130,661

Income tax on other comprehensive income that can be reclassified in profit or loss	27	(32,365)	58,977	(45,393)

TOTAL OTHER COMPREHENSIVE INCOME THAT WILL BE RECLASSIFIED TO PROFIT OR LOSS AFTER TAX		89,808	(108,592)	85,268

TOTAL OTHER COMPREHENSIVE INCOME FOR THE YEAR	27	93,671	(108,555)	84,791

CONSOLIDATED COMPREHENSIVE INCOME FOR THE YEAR		1,467,698	1,337,246	1,141,108

Attributable to:
Shareholders of the Bank		1,467,696	1,337,244	1,141,107
Non-controlling interests		2	2	1

The accompanying notes 1 to 47 are an

integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

for the years ended December 31, 2023, 2022 and 2021

(Expressed in millions of Chilean pesos unless otherwise specified)

		Attributable to shareholders of the Bank
		Capital	Reserves (*)	Accumulated other comprehensive income	Retained earnings from previous years and income (loss) for the year	Total	Non-controlling interests	Total Equity
	Notes	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Opening balances as of January 1, 2021		2,418,833	965,140	(42,776)	655,883	3,997,080	1	3,997,081
Dividends distributed and paid		—	—	—	(220,271)	(220,271)	(1)	(220,272)
Other retention (release) earnings		—	(61,479)	—	61,479	—	—	—
Defined benefit plans adjustment		—	398	—	—	398	—	398
Application of provision for payment of common stock dividends		—	—	—	138,932	138,932	—	138,932
Provision for payment of common stock dividends		—	—	—	(237,877)	(237,877)	—	(237,877)
Subtotal: transactions with owners during the year		—	(61,081)	—	(257,737)	(318,818)	(1)	(318,819)
Income for the year 2021		—	—	—	1,056,316	1,056,316	1	1,056,317
Other comprehensive income for the year		—	—	84,393	—	84,393	—	84,393
Subtotal: Comprehensive income for the year		—	—	84,393	1,056,316	1,140,709	1	1,140,710
Balances as of December 31, 2021		2,418,833	904,059	41,617	1,454,462	4,818,971	1	4,818,972

Opening balances as of January 1, 2022		2,418,833	904,059	41,617	1,454,462	4,818,971	1	4,818,972
Dividends distributed and paid	27	—	—	—	(539,827)	(539,827)	(1)	(539,828)
Other retention (release) earnings		—	265,646	—	(265,646)	—	—	—
Application of provision for payment of common stock dividends		—	—	—	237,877	237,877	—	237,877
Provision for payment of common stock dividends	27	—	—	—	(422,830)	(422,830)	—	(422,830)
Subtotal: transactions with owners during the year		—	265,646	—	(990,426)	(724,780)	(1)	(724,781)
Income for the year 2022		—	—	—	1,445,799	1,445,799	2	1,445,801
Other reclassifications		—	2,491	(2,491)	—	—	—	—
Other comprehensive income for the year	27	—	—	(108,555)	—	(108,555)	—	(108,555)
Subtotal: Comprehensive income for the year		—	2,491	(111,046)	1,445,799	1,337,244	2	1,337,246
Balances as of December 31, 2022		2,418,833	1,172,196	(69,429)	1,909,835	5,431,435	2	5,431,437

Opening balance as of January 1, 2023		2,418,833	1,172,196	(69,429)	1,909,835	5,431,435	2	5,431,437
Dividends distributed and paid	27	—	—	—	(866,929)	(866,929)	(1)	(866,930)
Other retention (release) earnings		—	36,366	—	(36,366)	—	—	—
Application of provision for payment of common stock dividends		—	—	—	422,830	422,830	—	422,830
Provision for payment of common stock dividends	27	—	—	—	(373,090)	(373,090)	—	(373,090)
Subtotal: transactions with owners during the year		—	36,366	—	(853,555)	(817,189)	(1)	(817,190)
Income for the year 2023		—	—	—	1,374,026	1,374,026	1	1,374,027
Other comprehensive income for the year	27	—	—	93,671	—	93,671	—	93,671
Subtotal: Comprehensive income for the year		—	—	93,671	1,374,026	1,467,697	1	1,467,698
Balances as of December 31, 2023		2,418,833	1,208,562	24,242	2,430,306	6,081,943	2	6,081,945

(*)	Includes share premium of MCh$1,705 for placements of shares.

The accompanying notes 1 to 47 are an
integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2023, 2022 and 2021

(Expressed in millions of Chilean pesos unless otherwise specified)

		2023	2022	2021
	Notes	MCh$	MCh$	MCh$
CASH FLOWS FROM OPERATING ACTIVITIES:
Profit for the year before taxes		1,696,141	1,735,010	1,332,286
Income tax	16	(322,114)	(289,209)	(275,969)
Net income for the year		1,374,027	1,445,801	1,056,317
Charges (credits) to income (loss) that do not represent cash flows:
Depreciation and amortization	37	92,308	84,205	76,798
Impairment of non-financial assets	38	1,762	77	1,690
Allowances established for credit risk	39	321,829	418,416	93,710
Provisions for contingent loans	39	(53,875)	51,445	(5,132)
Impairments for credit risk from financial assets at fair value through other comprehensive income	39	(2,754)	8,009	1,001
Fair value of debt financial instruments held for trading at fair value through in profit or loss		2,318	(5,721)	6,568
Change in deferred tax assets and liabilities	16	44,545	(91,001)	20,163
Net (income) loss from investments in companies with significant influence	32	(13,409)	(13,031)	(1,793)
Net (income) loss on sale of assets received in payments	33	(1,358)	(4,053)	(1,837)
Net (income) loss on sale of sale of fixed assets	33	(2,971)	(1,043)	(214)
Write-offs of assets received in payment	33	485	38	418
Other charges (credits) that do not represent cash flows		(60,160)	5,567	13,508
Net change in exchange rates, interest, readjustments and commissions accrued on assets and liabilities		203,529	(766,814)	(500,215)

Changes due to (increase) decrease in assets and liabilities affecting the operating flow:
Net (increase) decrease in accounts receivable from banks		(340,369)	(640,682)	1,409,687
Net (increase) decrease in loans and accounts receivables from customers		(913,796)	(1,170,415)	(2,915,171)
Net decrease (increase) of debt financial instruments held for trading at fair value through profit or loss		(55,256)	432,800	654,841
Net (increase) decrease in other assets and liabilities		(53,404)	134,650	(342,988)
(Decrease) increase in deposits and other demand obligations		(59,946)	(4,951,976)	3,369,787
Increase (decrease) in repurchase agreements and securities loans		(59,972)	143,986	(176,369)
Increase (decrease) in deposits and other time deposits		1,288,027	5,029,582	234,048
Sale of assets received in lieu of payment		14,227	18,772	10,824
Total net cash flows provided by (used in) operating activities		1,725,787	128,612	3,005,641

CASH FLOW FROM INVESTING ACTIVITIES:
Net (increase) decrease of debt financial instruments at fair value through other comprehensive income		257,613	(748,525)	(2,070,906)
Net decrease (increase) of debt financial instruments at amortized cost		(493,631)	6,257	(813,477)
Principal and interest payments for obligations under lease contracts	15	(32,084)	(32,375)	(30,585)
Leasedhold improvements	15	(1,993)	(2,529)	(1,386)
Property and equipment purchase	14	(24,751)	(18,706)	(34,193)
Property and equipment sale		3,626	1,332	214
Acquisition of intangibles	13	(59,955)	(56,891)	(30,222)
Acquisition of investments in companies	12	—	—	(7,847)
Dividend received of investments in companies	12	4,675	3,622	1,097
Total net cash flows from (used in) investing activities		(346,500)	(847,815)	(2,987,305)

CASH FLOW FROM FINANCING ACTIVITIES:
Attributable to the interest of the owners:
Redemption and payment of interest of letters of credit		(1,012)	(2,101)	(1,633)
Redemption and payment of interest on current bonds		(1,813,176)	(1,538,692)	(1,321,744)
Redemption and payment of interest on subordinated bonds		(52,199)	(58,050)	(16,277)
Current bonds issuance	20	1,224,480	1,355,816	1,661,016
Payment of common stock dividends	27	(866,929)	(539,827)	(220,271)
Increase (decrease) in obligations with foreign banks		(42,479)	527,027	(45,421)
Increase (decrease) in other financial obligations		(4,646)	94,146	83,137
(Decrease) increase in obligations with the Central Bank of Chile		—	(14)	1,237,814
Payment of other long-term borrowings		(58)	(107)	(207)
Attributable to non-controlling interest:
Dividend payment and/or withdrawals of paid-in capital in respect of the subsidiaries corresponding to the non-controlling interest		(1)	(1)	(1)
Total net cash flows from (used in) financing activities		(1,556,020)	(161,803)	1,376,413

VARIATION IN CASH AND CASH EQUIVALENTS DURING THE YEAR		(176,733)	(881,006)	1,394,749

Exchange variations effect		15,637	38,010	324,965
Opening balance of cash and cash equivalent	7	3,152,128	3,995,124	2,275,410

Final balance of cash and cash equivalent	7	2,991,032	3,152,128	3,995,124

	2023	2022	2021
	MCh$	MCh$	MCh$
Interest operating cash flow:
Interest and readjustments received	3,542,933	2,849,799	1,656,189
Interest and readjustments paid	(1,434,701)	(1,344,895)	(262,894)

The accompanying notes 1 to 47 are an
integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2023, 2022 and 2021

(Expressed in millions of Chilean pesos unless otherwise specified)

Reconciliation of liabilities arising from financing activities:

			Changes from non-cash Flow items
	31.12.2022	Net Cash Flow	Acquisition / (Disposals)	Foreign currency	UF Movement	31.12.2023
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Letters of credit	2,377	(1,012)	—	—	79	1,444
Bonds	10,276,475	(640,895)	—	113,061	649,794	10,398,435
Obligations with banks	1,049,155	(42,479)	—	5,458	—	1,012,134
Obligations with the Central Bank of Chile	4,348,521	—	—	—	60	4,348,581
Other financial obligations	344,030	(4,704)	—	—	(21)	339,305
Dividends paid	—	(866,929)	—	—	—	(866,929)
Dividend payment and/or withdrawals of paid-in capital in respect of the subsidiaries corresponding to the non-controlling interest	—	(1)	—	—	—	(1)
Total liabilities from financing activities	16,020,558	(1,556,020)	—	118,519	649,912	15,232,969

The accompanying notes 1 to 47 are an
integral part of these consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Company Information:

Banco de Chile is authorized to operate as a commercial bank since September 17, 1996, being, in conformity with the stipulations of article 25 of Law No. 19,396, the legal continuation of Banco de Chile resulting from the merger of the Banco Nacional de Chile, Banco Agrícola and Banco de Valparaiso, which was constituted by public deed dated October 28, 1893, granted before the Notary Public of Santiago, Mr. Eduardo Reyes Lavalle, authorized by Supreme Decree of November 28, 1893.

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

The Bank’s consolidated financial statements for the years 2023, 2022 and 2021 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

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

The Financial Statements of Banco de Chile as of and for the years ended December 31, 2023 and 2022 have been consolidated with those of its subsidiaries. The financial statements of the Bank’s subsidiaries are prepared for the same reporting year as for Banco de Chile, using consistent accounting policies.

(i)	Subsidiaries

Consolidated Financial Statements as of December 31, 2023 and 2022 incorporate financial statements of the Bank and its subsidiaries.

The following table details the entities in which the Bank, directly or indirectly — owns a controlling interest and that are therefore consolidated in these financial statements:

			Functional	Interest Owned
RUT	Subsidiaries	Country	Currency	Direct		Indirect		Total
				2023	2022	2023	2022	2023	2022
				%	%	%	%	%	%
96,767,630-6	Banchile Administradora General de Fondos S.A.	Chile	Ch$	99.98	99.98	0.02	0.02	100.00	100.00
96,543,250-7	Banchile Asesoría Financiera S.A.	Chile	Ch$	99.96	99.96	—	—	99.96	99.96
77,191,070-K	Banchile Corredores de Seguros Ltda.	Chile	Ch$	99.83	99.83	0.17	0.17	100.00	100.00
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Ch$	99.70	99.70	0.30	0.30	100.00	100.00
96,645,790-2	Socofin S.A.	Chile	Ch$	99.00	99.00	1.00	1.00	100.00	100.00

Intercompany transactions and balances between the Bank and its subsidiaries and among its subsidiaries have been eliminated for consolidation purposes. Any non-controlling interest is recognized as a separate item within the Bank’s consolidated equity.

(ii)	Investment in Associates and Joint Ventures

Associates

Associated entities are those over which the Bank has the capacity to exercise significant influence, without having control over the associate.

Investments in associates where exists significant influence, are accounted for using the equity method.

Joint Ventures

Joint Ventures are joint arrangements whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Joint control exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

Investments defined as a “Joint Venture” will be registered according to the equity method.

Investments in other companies that, for their characteristics, are defined as “Joint Ventures” are Artikos Chile S.A. and Servipag Ltda.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(b)	Basis of consolidation, continued:

(iii)	Asset management services investments and mutual funds

The Bank and its subsidiaries manage and administer assets held in mutual funds and other investment products on behalf of investors, perceiving a paid according to the service provided and according to market conditions. Managed resources are owned by third parties and, therefore, not included in the Consolidated Statements of Financial Position.

According to established in IFRS 10, for consolidation purposes is necessary to assess the role of the Bank and its subsidiaries with respect to the funds they manage, must determine whether that role is Agent or Principal.

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

Assets and liabilities in foreign currencies are shown at their equivalent value in Chilean pesos, calculated using the following exchange rates as of December 31, 2023 and 2022: Ch$874.35 and Ch$850.20 to US$1, Ch$6.21 and Ch$6.45 per JPY1, Ch$966.86 and Ch$910.05 per EUR1.

The amount of Ch$122,189 million corresponds to the net income from exchange, indexation and accounting hedging of foreign currency (net gain of Ch$105,038 million and net loss of Ch$15,962 million as of December 31, 2022 and 2021, respectively) shown in the Consolidated Statements of Income, includes the result of exchange operations, indexation and accounting hedges of foreign currency, including the conversion of assets and liabilities in foreign currency or indexed to exchange rate.

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

When the transaction price provides the best evidence of fair value at initial recognition, the financial instrument is initially measured at the transaction price and any difference between this price and the value initially obtained from a valuation model is subsequently recognized in profit and loss, and/or comprehensive income.

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

Financial assets at fair value through profit or loss are stated at their fair value. Accrued interest, gains or losses from their fair market value adjustments, as well as gains or losses from trading activities, are included in “Net financial income (expense)” in the Consolidated Statement of Income. Dividends, interest and indexations are reported as “Net financial operating income” in the Consolidated Statement of Income.

All purchases and sales of financial assets at fair value through profit or loss that must be executed within the period established by market regulations or conventions are recorded using the trade date, which is the date on which the purchase or sale of the asset is committed. Any other purchase or sale is treated as a derivative (forward) until settlement occurs.

(iii)	Financial assets at FVOCI

(iii.1)	Debt instruments at FVOCI

The Bank applies the new category under IFRS 9 of debt instruments measured through FVOCI when both of the following conditions are met:

—	The instrument is held within a business model whose, objective is to collect contractual cash flows and sell financial assets.

—	The contractual terms of the financial asset meet the SPPI test.

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

The treatment of secured lending and financing transactions follows the principles laid out above. As of December 31, 2023 and 2022, there were no operations corresponding to securities lending.

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

(viii.3) Significant increase in credit risk (“SICR”) (quantitative criteria):

Significant increase in credit risk is determined on a quantitative and qualitative manner.

Wholesale exposures: an exposure will be considered to have a significant increase in credit risk if any of the following are true:

—	Clients rated from A1-A3 downgraded to A5 in a 12-month period

—	Clients rated from A1-A4 downgraded to A6 in a 12-month period

—	Any of the client’s obligations are past due 60 days or more.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(i)	Financial asset and liability per financial statement line items, continued:

Retail exposures: an exposure will be considered to have a significant increase in credit risk if any of the following are true:

—	The exposure is past due 30 days or more.

Based on changes in Lifetime Probability of Default (“LPD”). A loan is impaired whenever LPD at calculation date is significantly greater than LPD estimated at the loan origination date. In order to estimate current LPD, macroeconomic factors and their projections are taken into account. The exposure shows an increase in its default risk, quantitatively defined as follows:

—	LPD at date — LPD origination > Average LPD

—	The client has negative behavior records (delinquency over 60 days, default (considering a 4-month probation period) or written off balances at the public bureau (reporting entities only, banks under supervision of the local regulator).

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

In these cases, loans are classified as stage 3.

(viii.5) Probation period

Probation period is aligned with local statutory accounting, therefore it should accomplish the following criteria:

—	No obligation of the debtor shows a delay in its payment of more than 30 calendar days.

—	Have not been granted new refinancing to pay the obligations.

—	At least one of the payments made includes capital amortization.

—	If the debtor has some credit with partial payments in periods of less than six months, at least two payments have been made.

—	If the debtor must pay monthly instalments for one or more credits, at least four consecutive instalments have been paid.

—	All debtor obligations across the Chilean financial system are current, except for insignificant amounts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(i)	Financial asset and liability per financial statement line items, continued:

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

Estimated useful lives for 2023 and 2022 are as follows:

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

Expense for internally developed software is recorded in income for each year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(o)	Deferred taxes and income taxes:

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

(p)	Debt issued and other financial liabilities:

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

The Bank applies the same accounting policies for its other financial liabilities.

(q)	Derivative instruments:

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

At inception, a derivative contract must be designated by the Bank as a derivative instrument for trading or hedging purposes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(q)	Derivative instruments, continued:

Changes in the fair value of derivative contracts held for trading purposes are recorded in “Net financial operating income”, in the Consolidated Statement of Income.

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

Changes in the fair value of derivative contracts that qualify for hedge accounting are recorded, as follows:

●	If derivative contracts qualify for hedge accounting of changes in the fair value of assets, liabilities or unrecognized firm commitments (Fair Value Hedge), changes in the fair value of both the hedged asset (or liability) and the hedging derivative are recognized in the income statement under “Interest and UF indexation revenue and expenses” and/or “Exchange, indexation and accounting hedging of foreign currency”, depending on the risk being hedged. On the other hand, any ineffective portion of the Fair Value Hedge is recognized in the income statement under “Net Financial Operating Income”.

●	If derivative contracts qualify for hedge accounting of the variability of future cash flows from highly probable future transactions and/or floating rate assets or liabilities (Cash Flow Hedge), the changes in fair value are recorded in Equity under “Other Comprehensive Income”, to the extent that the hedge is effective. Changes in the fair value of the Cash Flow Hedge are subsequently reclassified to the income statement when and where the hedged item affects the Bank’s results (e.g. to Interest and UF indexation revenue and expenses and/or Exchange, indexation and accounting hedging of foreign currency when the hedged instrument affects the income statement because of interest rate risk, or exchange rate risk, respectively). On the other hand, any ineffective portion of the Cash Flow Hedge is recognized in the comprehensive statement of income under the “Net Financial Operating Income” line item.

●	Finally, if the hedging instrument does not continue qualifying for hedge accounting and/or it is terminated, sold, suspended or executed, the hedge accounting is discontinued prospectively. In this case, gains/losses already accrued will remain in Equity until the expected transactions occur. In that moment, gains/losses will be recorded in the Income Statement (under “Interest and UF indexation revenue and expenses” and/or “Exchange, indexation and accounting hedging of foreign currency” depending on the risk being hedged) as long as transactions occur. Otherwise, if transactions are expected to fail, the changes in fair value are immediately recognized in the Income Statement (under “Interest and UF indexation revenue and expenses” and/or “Exchange, indexation and accounting hedging of foreign currency” depending on the risk that was used to be hedged)”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(r)	Provisions and contingent liabilities:

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

The following are classified as contingent credits in the complementary information:

(i)	Undrawn credit lines: Considers the unused amounts of lines of credit that allow customers to make use of credit without prior decisions by the bank.

(ii)	Undrawn credit lines with immediate termination: Considers those undrawn credit lines, defined in the previous numeral, that the bank can unconditionally cancel at any time and without prior notice, or for which its automatic cancellation is contemplated in case of deterioration of the debtor’s solvency, as permitted by the current legal framework and the contractual conditions established between the parties.

(iii)	Letters of credit for goods circulation operations: Considers the commitments that arise, both to the issuing bank and to the confirming bank, from self-settled commercial letters of credit with a maturity period of less than 1 year, arising from merchandise circulation operations (for example, confirmed foreign or documentary letters of credit). Includes documentary letters of credit issued by the Bank, which have not yet been negotiated.

(iv)	Debt purchase commitments in local currency abroad: Note issuance facility (“NIF”) and revolving underwriting facility (“RUF”) are considered.

(v)	Transactions related to contingent events: Guarantee bonds with promissory notes.

(vi)	Warranty by endorsement and sureties: Includes warranty by endorsement, sureties and standby letters of credit. In addition, it includes the payment guarantees of buyers in factoring operations.

(vii)	Other credit commitments: Includes the unplaced amounts of committed credits, which must be disbursed on an agreed future date or processed when the contractually foreseen events occur with the client, as occurs in the case of irrevocable credit lines linked to the progress status of projects.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(s)	Provisions for minimum dividends:

The Bank records within liabilities the portion of net income for the year that should be distributed to comply with the Corporations Law. For these purposes, the Bank establishes a provision in a complementary equity account within retained earnings.

(t)	Employee benefits:

(i)	Staff accrued vacations

The annual costs of vacations and staff benefits are recognized on an accrual basis.

(ii)	Other short-term benefits

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

Obligations for this defined benefits plan are valued according to the projected unit credit actuarial valuation method, using inputs such as staff turnover rates, expected salary growth in wages and probability that this benefit will be used, discounted at current long-term rates (5.77% as of December 31, 2023 and 5.50% as of December 31, 2022).

The discount rate used corresponds to the rate of 10-year Bonds in pesos of the Central Bank of Chile (BCP).

Actuarial gains and losses are recognized as Other Comprehensive Income at the end of each reporting period. There are no past service costs that would have to be recognized by the Bank.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(u)	Equity reserves:

The equity reserves recorded in the Bank’s Statement of Financial Position include:

i.	Reserves from Earnings: This item includes all the reserves that were originated from earnings and that by legal or statutory dispositions, or agreements of the shareholders’ meeting, will not be distributed in the form of future dividends.

ii.	Other reserves: This item includes all the reserves that do not come from earnings and that do not correspond to those indicated in previous items.

(v)	Earnings per share:

The basic earnings per share is determined by dividing the net income attributed to the Bank’s owners in a period and the weighted average number of shares outstanding during that period.

Diluted earnings per share are determined similarly to basic earnings, but the weighted average number of outstanding shares is adjusted to take into account the potential dilutive effect of the options on shares, warrants and convertible debt. As of December 31, 2023 and 2022, there are no dilutive items on basic earnings per share.

(w)	Cash and cash equivalents:

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

(i)	Operating activities: corresponds to normal activities of the Bank, as well as other activities that cannot classify, like investing or financing activities.

(ii)	Investing activities: correspond to the acquisition, sale or disposition other forms, of long-term assets and other investments that not include in cash and cash equivalent.

(iii)	Financing activities: corresponds to the activities that produce changes in the amount and composition of the equity and the liabilities that are not included in the operating or investing activities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(x)	Segment reporting:

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

(y)	Identifying and measuring impairment on non-financial assets

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

Impairment losses relating to goodwill cannot be reversed in future periods

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.	New and Amended Standards and Interpretations:

Amendments that resulted from improvements to IFRS to the following standards did not have any significant impact on the accounting policies, financial position or performance of the Bank:

IAS 1 Presentation of Financial Statements and IFRS Practice Statement No. 2 Accounting Policy Disclosures. The amendments required companies to disclosed material information in order to improve the disclosures of their accounting policies and provide useful information to investors and other users of financial statements. To help entities apply the amendments to IAS 1, the Board also amended IFRS Practice Statement No.2 to illustrate how an entity can judge whether accounting policy information is material to its financial statements.

IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. Definition of Accounting Estimate. The IASB incorporated changes to the definition of accounting estimates contained in IAS 8, the amendments were intended to help entities distinguish changes in accounting estimates from changes in accounting policies.

IAS 12 Income Tax. Deferred taxes related to assets and liabilities arising from a single transaction. The IASB published amendments, to specify how companies should account for deferred taxes on transactions such as leases and decommissioning obligations. IAS 12 Income Tax specifies how a company accounts for income tax, including deferred tax, which represents tax to be paid or recovered in the future. In certain circumstances, companies are exempt from recognizing deferred taxes when they first recognize assets or liabilities. Prior to the amendment, there was some uncertainty as to whether the exemption applied to transactions such as leases and decommissioning obligations, transactions for which companies recognize both an asset and a liability. The amendments clarify that the exemption does not apply and that companies are required to recognize deferred taxes on such transactions. The purpose of the amendments is to reduce the different forms of reporting deferred tax on leases and decommissioning obligations.

4.	Changes in Accounting policies, Estimates and Disclosures:

During the year ended December 31, 2023, there have been no material or relative importance changes in accounting that affect the presentation of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.	Relevant Events:

a)	On January 26, 2023, the Board of Directors of Banco de Chile agreed to convene an Ordinary Shareholders’ Meeting for March 23, 2023 in order to propose, among other matters, the following distribution of profits for the year ended on December 31, 2022:

i.	Deduct and withhold from the net income of the year, an amount equivalent to the effect of inflation of the paid capital and reserves according to the variation of the Consumer Price Index that occurred between November 2021 and November 2022, amounting to Ch$542,504,045,836 which will be added to retained earnings from previous periods.

ii.	Distribute in the form of dividend the remaining profit, corresponding to a dividend of Ch$8.58200773490 to each of the 101,017,081,114 shares of the Bank.

Consequently, it will be proposed a distribution as dividend of 61.5% of the profits for the year ending December 31, 2022.

b)	On March 3, 2023, Banco de Chile informed the Financial Markets Commission that Mr. Alfredo Ergas Segal had ceased to hold office as Director of the Bank due to a supervening cause of incapacity arising from circumstances beyond his control. This was due to the fact that, within the framework of the corresponding periodic update at the Board meeting on December 22, 2022, a company in which Mr. Ergas is a Director was included as one of the Bank’s main clients, thus constituting the situation outlined in numeral 5 of subsection 3 of article 50 bis of Law 18,046 on corporations.

The aforementioned factual circumstances and the corresponding communication to the Superintendence of Pensions previously made by Mr. Ergas regarding the same matter, were reported by the Bank to the Commission for the Financial Market on December 30th.

In turn, by Resolution No. E-250 of March 3, 2023, the Superintendence of Pensiones established the disability of Mr. Ergas, based on the verification of the cause of supervening disability referred to above.

By virtue of the foregoing, the Independent Alternate Director Mr. Paul Fürst Gwinner assumed the role of Independent Regular Director, replacing Mr. Ergas in accordance with the procedure set forth in the Bank’s Bylaws.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.	Relevant Events, continued:

c)	On March 23, 2023, at the Bank’s Ordinary Shareholders’ Meeting, our shareholders proceeded to the complete renewal of the Board of Directors, due to the end of the legal and statutory three-year term with respect to the Board of Directors that has ceased in its functions.

After the corresponding voting at the aforesaid meeting, the following persons were appointed as the Bank’s Directors for a new three-year term:

Directors:	Raúl Anaya Elizalde
Hernán Büchi Buc
Andrés Ergas Heymann
	Jaime Estévez Valencia	(Independent)
Julio Santiago Figueroa
Pablo Granifo Lavín
	Ana Holuigue Barros	(Independent)
Andrónico Luksic Craig
Jean Paul Luksic Fontbona
Sinéad O’Connor
Francisco Pérez Mackenna

First Alternate Director:	Paul Fürst Gwinner	(Independent)

Second Alternate Director:	Sandra Marta Guazzotti

Moreover, in its Ordinary Session No. BCH 2,986 of the same date, the Board of Directors of the Bank agreed to the following officer appointments and designations:

Chairman:	Pablo Granifo Lavín

Vice Chairman:	Andrónico Luksic Craig

Vice Chairman:	Julio Santiago Figueroa

d)	During the year 2023 Banco de Chile has reported as essential fact the following placements in the local market of senior, dematerialized and bearer bonds issued by Banco de Chile and registered in the Securities Registry of the Financial Market Commission:

Date	Registration number in the Securities Registry	Serie	Amount	Currency	Maturity date	Average rate
January 6, 2023	11/2022	GI	4,000,000	CLF	09/01/2035	2.61%
March 16, 2023	14/2016	DG	9,750,000,000	CLP	05/01/2027	6.55%
March 23, 2023	14/2016	DG	11,250,000,000	CLP	05/01/2027	6.55%
April 11, 2023	11/2022	GG	650,000	CLF	05/01/2035	2.50%
April 28, 2023	11/2015	CG	500,000	CLF	08/01/2032	2.65%
May 18, 2023	11/2022	GB	460,000	CLF	09/01/2034	2.78%
June 2, 2023	11/2015	CH	300,000	CLF	12/01/2032	2.96%
June 6, 2023	11/2022	GB	215,000	CLF	09/01/2034	2.78%
June 8, 2023	11/2015	BU	290,000	CLF	08/01/2029	3.39%
June 9, 2023	11/2015	BU	510,000	CLF	08/01/2029	3.39%
June 9, 2023	11/2015	CE	740,000	CLF	12/01/2031	2.94%
June 12, 2023	11/2022	FW	4,000,000	CLF	05/01/2033	2.89%
June 15, 2023	11/2015	BU	650,000	CLF	08/01/2029	3.26%
June 16, 2023	11/2022	GB	200,000	CLF	09/01/2034	2.78%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.	Relevant Events, continued:

Date	Registration number in the Securities Registry	Serie	Amount	Currency	Maturity date	Average rate
August 1, 2023	11/2015	CI	155,000	CLF	02/01/2033	3.04%
August 18, 2023	11/2015	CI	515,000	CLF	02/01/2033	3.35%
August 24, 2023	11/2015	CH	250,000	CLF	12/01/2032	3.34%
August 25, 2023	9/2015	BO	630,000	CLF	02/01/2028	3.61%
August 29, 2023	9/2015	BO	1,370,000	CLF	02/01/2028	3.61%
August 29, 2023	11/2015	CE	260,000	CLF	12/01/2031	3.27%
November 3, 2023	11/2022	FB	210,000	CLF	04/01/2029	4.16%
November 7, 2023	11/2022	FB	440,000	CLF	04/01/2029	4.16%
November 8, 2023	11/2022	EY	900,000	CLF	04/01/2028	4.26%
November 9, 2023	11/2022	FB	100,000	CLF	04/01/2029	4.16%
November 14, 2023	11/2015	CI	680,000	CLF	02/01/2033	3.90%
November 14, 2023	11/2015	CH	200,000	CLF	12/01/2032	3.90%
November 15, 2023	11/2022	FB	660,000	CLF	04/01/2029	4.16%
November 22, 2023	11/2015	CE	100,000	CLF	12/01/2031	3.64%
November 23, 2023	11/2015	CE	300,000	CLF	12/01/2031	3.60%
December 1, 2023	11/2022	GH	4,000,000	CLF	06/01/2035	3.67%
December 5, 2023	11/2015	CH	400,000	CLF	12/01/2032	3.55%
December 18, 2023	11/2015	CG	250,000	CLF	08/01/2032	3.31%
December 20, 2023	11/2015	CH	250,000	CLF	12/01/2032	3.21%

e)	During the year 2023 Banco de Chile has reported as an essential fact the following placements in the foreign market, issued under its Medium Term Notes Program (“MTN”):

Date	Amount	Currency	Maturity date	Average rate
June 1, 2023	700,000,000	MXN	06/03/2027	TIIE (28 days) + 0.85%
June 8, 2023	6,300,000,000	JPY	06/16/2025	0.75%

f)	On July 24, 2023, the subsidiary Banchile Administradora General de Fondos S.A. reported that, in the Board meeting on the same date, the resignation presented by the Director, Mr. Andrés Lagos Vicuña, was acknowledged and accepted. Therefore, the Board of Directors agreed to appoint Ms. Catherine Tornel León as Director of Banchile Administradora General de Fondos S.A.

g)	On August 29, 2023, it was reported that Banco de Chile and Citigroup Inc. have agreed to extend the validity of the Cooperation Agreement, Global Connectivity Contract and the Amended and Restated Trademark License Agreement, the first two signed on October 22, 2015 and the last on November 29, 2019.

In accordance with the aforementioned extension, the validity of said contracts extends from January 1, 2024 and until January 1, 2026, the parties may agree before August 31, 2025 an extension for two years from on January 1, 2026. If this does not occur, the contracts will be automatically extended once for a period of one year starting on January 1, 2026 and until January 1, 2027. The same renewal procedure may be used in the future as often as the parties agree.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.	Relevant Events, continued:

Together with the above and on this same date, Banco de Chile and Citigroup Inc. signed a modification to the Global Connectivity Agreement, a modification to the Amended and Restated Trademark License Agreement and an Amended and Restated Master Service Agreement, agreeing that the validity period of the latter will be the same as that established in the Cooperation Contract referred to in the previous paragraph.

The Board of Directors, in session held on August 24, 2023, approved the extension, modifications and subscription of the contracts mentioned above, in the terms provided for in articles 146 et seq. of the Corporations Law.

h)	On September 28, 2023, the Bank reported that in Ordinary Session No. 2,997, Mr. Andrónico Luksic Craig presented his resignation from the position of Regular Director and Vice President of Banco de Chile, effective as of December 29, 2023. The Board of Directors was aware of the aforementioned resignation of Mr. Luksic, accepted it with effect from the indicated date and expressed its recognition of his contribution and work for more than 20 years on the Board of Directors, contributing to the development of the Institution.

For their part, the alternate directors, Mr. Paul Fürst Gwinner and Mrs. Sandra Marta Guazzotti, expressed in the same Board session their intention to continue, as alternate directors, proceeding accordingly, in accordance with what is established in article 8 of the corporate bylaws, the Board of Directors will appoint a replacement director.

Taking into account the above, in the aforementioned session the Board of Directors agreed to appoint Mr. Patricio Jottar Nasrallah as Regular Director, replacing Mr. Andrónico Luksic Craig, with effect from December 29, 2023 and until the next ordinary shareholders’ meeting, which is responsible to decide on the final appointment.

Likewise, in the aforementioned session, the Board of Directors agreed to appoint the Regular Director, Mr. Francisco Pérez Mackenna, as Vice-president of the Board of Directors, effective from December 29th.

i)	On October 6, 2023, the subsidiary Banchile Administradora General de Fondos S.A. reported that, on that same date, Ms. Catherine Tornel León presented her resignation from the position of Director of Banchile Administradora General de Fondos S.A.

j)	On October 23, 2023, the subsidiary Banchile Administradora General de Fondos S.A. reported that, in a meeting held on the same date, the Company’s Board of Directors appointed Mr. Francisco Javier Brancoli Bravo as Director.

k)	On December 22, 2023, the subsidiary Banchile Corredores de Bolsa S.A. reported the acceptance of the resignation presented by Mr. Jorge Carrasco de Groote to the position of director of Banchile Corredores de Bolsa S.A. and the appointment of Mr. Juan Bissone as the new director of Banchile Corredores de Bolsa S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.	Business Segment:

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

Subsidiaries:	Corresponds to the businesses generated by the companies controlled by the Bank, which carry out activities complementary to the bank business. The companies that comprise this segment are:

●	Banchile Administradora General de Fondos S.A.

●	Banchile Asesoría Financiera S.A.

●	Banchile Corredores de Seguros Ltda.

●	Banchile Corredores de Bolsa S.A.

●	Socofin S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.	Business Segment, continued:

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

For the years ended December 31, 2023 and 2022 there was no income from transactions with a customer or counterparty that accounted for 10% or more of the Bank’s total revenues.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.	Business Segment, continued:

The following table presents the income, and assets and liabilities by segment for the year ended December 31, 2023 for each of the segments defined above:

	As of December 31, 2023
	Retail	Wholesale	Treasury	Subsidiaries	Subtotal	Reclassifications and adjustments to conform IFRS		Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	Note	MCh$
Net interest income and UF indexation	1,412,392	780,957	(292,471)	(11,162)	1,889,716	31,076		1,920,792
Net commissions income	326,857	80,056	(2,235)	173,227	577,905	(43,873)		534,032
Net financial income	10,771	54,902	336,515	66,521	468,709	844		469,553
Other income	56,597	25,995	—	3,400	85,992	(7,190)		78,802
Income attributable to investments in other companies	9,624	3,366	342	1,100	14,432	(1,023)		13,409
Operating income, before expected credit losses	1,816,241	945,276	42,151	233,086	3,036,754	(20,166)	(1)	3,016,588
Expenses for expected credit losses	(373,448)	9,443	2,754	—	(361,251)	159,307	(2)	(201,944)
Total operating income, after expected credit losses	1,442,793	954,719	44,905	233,086	2,675,503	139,141		2,814,644
Expenses from salaries and employee benefits	(375,654)	(115,731)	(2,558)	(88,761)	(582,704)	20		(582,684)
Administrative expenses	(330,287)	(76,104)	(1,904)	(39,037)	(447,332)	38,488		(408,844)
Depreciation and amortization	(76,899)	(8,476)	(309)	(6,624)	(92,308)	—		(92,308)
Impairment of non-financial assets	(1,773)	(5)	—	16	(1,762)	—		(1,762)
Other operating expenses	(23,879)	(8,390)	(3)	(1,603)	(33,875)	970		(32,905)
Total operating expenses	(808,492)	(208,706)	(4,774)	(136,009)	(1,157,981)	39,478	(3)	(1,118,503)
Net operating income	634,301	746,013	40,131	97,077	1,517,522	178,619		1,696,141
Income taxes					(273,887)	(48,227)	(4)	(322,114)
Net income after taxes					1,243,635	130,392		1,374,027

Assets	22,920,254	13,226,319	18,215,123	986,697	55,348,393	(91,952)		55,256,441
Current and deferred taxes					681,012	(219,412)		461,600
Total assets					56,029,405	(311,364)	(5)	55,718,041

Liabilities	18,650,882	10,357,679	21,005,581	777,170	50,791,312	(1,156,024)		49,635,288
Current and deferred taxes					808	—		808
Total liabilities					50,792,120	(1,156,024)	(6)	49,636,096

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.	Business Segments, continued:

Reclassifications and adjustments to conform IFRS

(1)	The total effect due to the consolidation adjustments to conform the total operating revenue is MCh$(39,478). In addition, the total effect of IFRS adjustments is MCh$19,312, which mainly stems from the recognition of interest income on accrual basis.

(2)	The total effect relates to IFRS adjustments of MCh$159,307, which mainly stems from differences in the calculation model of allowances for ECL.

(3)	The total effect due to the consolidation adjustments to conform total operating expenses is MCh$39,478.

(4)	The total effect relates to IFRS adjustments of MCh$(48,227), which stems from deferred taxes.

(5)	The total effect due to the consolidation adjustments to conform the consolidated financial position data in assets is MCh$(236,853). In addition, the total effect of IFRS adjustments in assets is MCh$(74,511), which mainly stems from differences in the calculation model for ECL and deferred taxes effects.

(6)	The total effect due to the consolidation adjustments to conform the consolidated financial position data in liabilities is MCh$(236,853). In addition, the total effect of IFRS adjustments in liabilities is MCh$(919,171), which mainly stems from provision for minimum dividends and differences in the calculation model of allowances for ECL.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.	Business Segments, continued:

The following table presents the income, and assets and liabilities by segment for the year ended December 31, 2022 for each of the segments defined above:

	As of December 31, 2022
	Retail	Wholesale	Treasury	Subsidiaries	Subtotal	Reclassifications and adjustments to conform IFRS		Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	Note	MCh$
Net interest income and UF indexation	1,446,658	863,104	(60,758)	(13,592)	2,235,412	30,717		2,266,129
Net commissions income	301,587	73,259	(2,280)	174,246	546,812	(24,680)		522,132
Net financial income	8,248	57,389	172,949	64,933	303,519	3,305		306,824
Other income	22,506	11,816	—	3,530	37,852	(3,345)		34,507
Income attributable to investments in other companies	9,471	3,180	279	650	13,580	(549)		13,031
Operating income, before expected credit losses	1,788,470	1,008,748	110,190	229,767	3,137,175	5,448	(1)	3,142,623
Expenses for expected credit losses	(323,364)	(103,745)	(8,009)	—	(435,118)	22,988	(2)	(412,130)
Total operating income, after expected credit losses	1,465,106	905,003	102,181	229,767	2,702,057	28,436		2,730,493
Expenses from salaries and employee benefits	(339,850)	(102,395)	(2,644)	(83,356)	(528,245)	19		(528,226)
Administrative expenses	(272,748)	(66,547)	(1,771)	(34,474)	(375,540)	20,266		(355,274)
Depreciation and amortization	(69,100)	(8,540)	(424)	(6,141)	(84,205)	—		(84,205)
Impairment of non-financial assets	(9)	(122)	—	54	(77)	—		(77)
Other operating expenses	(17,095)	(10,202)	—	(1,501)	(28,798)	1,097		(27,701)
Total operating expenses	(698,802)	(187,806)	(4,839)	(125,418)	(1,016,865)	21,382	(3)	(995,483)
Net operating income	766,304	717,197	97,342	104,349	1,685,192	49,818		1,735,010
Income taxes					(275,757)	(13,452)	(4)	(289,209)
Net income after taxes					1,409,435	36,366		1,445,801

Assets	21,676,597	13,576,675	18,587,455	925,064	54,765,791	(212,524)		54,553,267
Current and deferred taxes					726,910	(171,323)		555,587
Total assets					55,492,701	(383,847)	(5)	55,108,854

Liabilities	17,586,680	10,151,503	22,167,730	727,529	50,633,442	(956,957)		49,676,485
Current and deferred taxes					932	—		932
Total liabilities					50,634,374	(956,957)	(6)	49,677,417

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.	Business Segments, continued:

Reclassifications and adjustments to conform IFRS

(1)	The total effect due to the consolidation adjustments to conform the total operating revenue is MCh$(21,382). In addition, the total effect of IFRS adjustments is MCh$26,830, which mainly stems from the recognition of interest income on accrual basis.

(2)	The total effect relates to IFRS adjustments of MCh$22,988, which mainly stems from differences in the calculation model of allowances for ECL.

(3)	The total effect due to the consolidation adjustments to conform total operating expenses is MCh$21,382.

(4)	The total effect relates to IFRS adjustments of MCh$(13,452), which stems from deferred taxes.

(5)	The total effect due to the consolidation adjustments to conform the consolidated financial position data in assets is MCh$(237,339). In addition, the total effect of IFRS adjustments in assets is MCh$(146,508), which mainly stems from differences in the calculation model for ECL and deferred taxes effects.

(6)	The total effect due to the consolidation adjustments to conform the consolidated financial position data in liabilities is MCh$(237,339). In addition, the total effect of IFRS adjustments in liabilities is MCh$(719,618), which mainly stems from provision for minimum dividends and differences in the calculation model of allowances for ECL.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.	Business Segments, continued:

The following table presents the income, and assets and liabilities by segment for the year ended December 31, 2021 for each of the segments defined above:

	As of December 31, 2021
	Retail	Wholesale	Treasury	Subsidiaries	Subtotal	Reclassifications and adjustments to conform IFRS		Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	Note	MCh$
Net interest income and UF indexation	1,083,179	472,520	(1,416)	(847)	1,553,436	20,586		1,574,022
Net commissions income	260,416	67,343	(2,288)	159,628	485,099	(30,071)		455,028
Net financial income	15,211	49,864	51,918	34,070	151,063	19,916		170,979
Other income	16,653	9,456	—	3,075	29,184	(6,135)		23,049
Income attributable to investments in other companies	(452)	2,075	118	499	2,240	(447)		1,793
Operating income, before expected credit losses	1,375,007	601,258	48,332	196,425	2,221,022	3,849	(1)	2,224,871
Expenses for expected credit losses	(257,547)	(98,516)	(1,002)	—	(357,065)	337,893	(2)	(19,172)
Total operating income, after expected credit losses	1,117,460	502,742	47,330	196,425	1,863,957	341,742		2,205,699
Expenses from salaries and employee benefits	(289,103)	(82,706)	(2,156)	(77,004)	(450,969)	17		(450,952)
Administrative expenses	(252,858)	(58,940)	(1,360)	(30,559)	(343,717)	19,092		(324,625)
Depreciation and amortization	(62,728)	(8,107)	(365)	(5,598)	(76,798)	—		(76,798)
Impairment of non-financial assets	(30)	(1,169)	—	(223)	(1,422)	(268)		(1,690)
Other operating expenses	(13,776)	(5,073)	(21)	(1,709)	(20,579)	1,231		(19,348)
Total operating expenses	(618,495)	(155,995)	(3,902)	(115,093)	(893,485)	20,072	(3)	(873,413)
Net operating income	498,965	346,747	43,428	81,332	970,472	361,814		1,332,286
Income taxes					(178,280)	(97,689)	(4)	(275,969)
Net income after taxes					792,192	264,125		1,056,317

Assets	20,515,244	12,806,409	17,412,551	958,447	51,692,651	(543,103)		51,149,548
Current and deferred taxes					435,123	(158,723)		276,400
Total assets					52,127,774	(701,826)	(5)	51,425,948

Liabilities	16,779,925	10,530,749	19,640,221	770,228	47,721,123	(1,226,430)		46,494,693
Current and deferred taxes					113,129	(846)		112,283
Total liabilities					47,834,252	(1,227,276)	(6)	46,606,976

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.	Business Segments, continued:

Reclassifications and adjustments to conform IFRS

(1)	The total effect due to the consolidation adjustments to conform the total operating revenue is MCh$(21,998). In addition, the total effect of IFRS adjustments and reclassifications is MCh$25,847, which difference mainly stems from the recognition of interest income on accrual basis and reclassification of FX indexation.

(2)	The total effect relates to IFRS adjustments and reclassifications of MCh$337,893, which mainly stems from differences in the calculation model of allowances for ECL.

(3)	The total effect due to the consolidation adjustments to conform total operating expenses is MCh$21,998. In addition, the total effect of other reclassifications is MCh$(1,926).

(4)	The total effect relates to IFRS adjustments of MCh$(97,689), which stems from deferred taxes.

(5)	The total effect due to the consolidation adjustments to conform the consolidated financial position data in assets is MCh$(369,448). In addition, the total effect of IFRS adjustments in assets is MCh$(332,378), which mainly stems from differences in the calculation model of ECL, deferred taxes effects and settlement of transactions in the course of collection.

(6)	The total effect due to the consolidation adjustments to conform the consolidated financial position data in liabilities is MCh$(369,448). In addition, the total effect of IFRS adjustments in liabilities is MCh$(857,828), which mainly stems from provision for minimum dividends and differences in the calculation model of allowances for ECL.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

7.	Cash and Cash Equivalents:

Details of cash and cash equivalents and its reconciliation to the Statement of Cash Flows at each year-end are as follows:

	2023	2022
	MCh$	MCh$
Cash and due from banks:
Cash (*)	929,034	947,669
Deposit in Chilean Central Bank (*)	590,426	384,230
Deposits in domestic banks	17,052	116,541
Deposits in abroad banks	928,136	1,316,444
Subtotal - Cash and due from banks	2,464,648	2,764,884

Net transactions in the course of settlement (**)	58,634	90,404
Others cash equivalents (***)	467,750	296,840
Total cash and cash equivalents	2,991,032	3,152,128

The detail of the balances included under net ongoing clearance operations is as follows:

	2023	2022
	MCh$	MCh$
Assets
Documents drawn on other banks (clearing)	84,635	94,675
Funds receivable	330,870	677,521
Subtotal transactions in the course of collection	415,505	772,196

Liabilities
Funds payable	(356,871)	(681,792)
Subtotal transactions in the course of payments	(356,871)	(681,792)
Net transactions in the course of settlement	58,634	90,404

(*)	The level of funds in cash and in the Central Bank of Chile responds to regulations on reserve requirements that the bank must maintain on average in monthly periods.

(**)	Ongoing clearance operations correspond to transactions in which only the settlement remains that will increase or decrease the funds in the Central Bank of Chile or in local and foreign banks, normally within 12 or 24 business hours.

(***)	Refers to financial instruments that meet the criteria to be considered as “cash equivalents” as defined by IAS 7, i.e., to qualify as “cash equivalents” investments in debt financial instruments must be: short-term with an original maturity of 90 days or less from the date of acquisition, highly liquid, readily convertible to known amounts of cash from the date of initial investment, and that the financial instruments are exposed to an insignificant risk of changes in their value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

8.	Financial Assets Held for Trading at Fair Value through Profit or Loss:

The item detail is as follows:

	2023	2022
	MCh$	MCh$
Financial derivative contracts	2,035,540	2,960,706
Debt Financial Instruments	3,363,624	3,433,745
Other financial instruments	409,328	257,325
Total	5,808,492	6,651,776

(a)	The Bank as of December 31, 2023 and 2022, maintains the following portfolio of derivative instruments:

	Notional amount of contract with final expiration date in
	Demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 year and up to 5 years		Over 5 years		Total		Fair Value	Assets
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Currency forward	—	—	3,659,459	3,709,915	2,410,522	2,877,266	2,517,954	3,331,247	355,774	523,024	13,536	45,610	—	—	8,957,245	10,487,062	212,639	566,050
Interest rate swap	—	—	847,401	1,469,421	1,859,664	1,372,813	6,593,100	5,305,882	7,157,777	5,531,197	3,743,282	3,897,824	4,709,682	4,824,660	24,910,906	22,401,797	883,689	1,324,541
Interest rate and cross currency swap	—	—	167,667	400,358	305,181	443,952	987,931	1,245,809	2,724,924	2,695,878	1,112,311	1,154,754	2,410,153	2,331,640	7,708,167	8,272,391	934,466	1,065,036
Call currency options	—	—	7,019	15,504	26,243	44,966	87,429	32,090	7,325	—	—	—	—	—	128,016	92,560	3,435	2,321
Put currency options	—	—	3,012	8,806	24,464	16,598	51,132	22,449	6,558	—	—	—	—	—	85,166	47,853	1,311	2,758
Total	—	—	4,684,558	5,604,004	4,626,074	4,755,595	10,237,546	9,937,477	10,252,358	8,750,099	4,869,129	5,098,188	7,119,835	7,156,300	41,789,500	41,301,663	2,035,540	2,960,706

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

8.	Financial Assets Held for Trading at Fair Value through Profit or Loss, continued:

b)	The detail of Debt Financial Instruments is the following:

	2023	2022
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile
Debt financial instruments from the Central Bank of Chile	2,799,442	3,014,768
Bonds and Promissory notes from the General Treasury of the Republic	227,871	44,524

Other instruments issued in Chile
Debt financial instruments from other domestic banks	336,311	374,453
Total	3,363,624	3,433,745

Under “Instruments issued by the Chilean Government and Central Bank of Chile” are maintained instruments delivered as collateral as part of the FCIC program for an approximate amount of Ch$245,620 million as of December 31, 2023.

Under “Other instruments issued in Chile” are included instruments sold under repurchase agreements to clients and financial institutions by an amount of Ch$121,586 million as of December 31, 2023 (Ch$208,330 million in December 2022). The repurchase agreements have an average maturity of 4 days at the end of the year 2023 (7 days in December 2022).

Additionally, the Bank has investments in own-issued letters of credit for an amount equivalent to Ch$1,733 million as of December 31, 2023 (Ch$2,790 million in December 2022), which are presented as a reduction of the liability item “Debt financial instruments issued”.

c)	The detail of other financial instruments is as follows:

	2023	2022
	MCh$	MCh$
Mutual fund investments
Funds managed by related companies	405,752	250,337
Funds managed by third-party	—	—

Equity instruments
Domestic equity instruments	2,058	2,357
Foreign equity instruments	485	3,261

Loans originated and acquired by the entity
Loans and advances to banks	—	—
Commercial loans	—	—
Residential mortgage loans	—	—
Consumer loans	—	—
Others	1,033	1,370
Total	409,328	257,325

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

9.	Financial Assets at Fair Value through Other Comprehensive Income:

As of December 31, 2023 and 2022, financial assets are detailed as follows:

	2023	2022
	MCh$	MCh$
Debt Financial Instruments	3,786,525	3,967,392
Equity Instruments	11,912	6,545
Total	3,798,437	3,973,937

(a)	Debt Financial Instruments at fair value through OCI:

As of December 31, 2023 and 2022 the detail of debt financial instruments is as follows:

	2023	2022
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile
Debt financial instruments from the Central Bank of Chile	473,642	—
Bonds and Promissory notes from the Chilean Government	1,362,510	2,254,578
Other fiscal debt financial instruments	1,500	4,279

Other Instruments Issued in Chile
Debt financial instruments from other domestic banks	1,681,744	1,494,914
Bonds and trade effects from domestic companies	59,921	45,994
Other debt financial instruments issued in the country	—	—

Instruments Issued Abroad
Financial instruments from foreign Central Banks	—	—
Financial instruments from foreign governments and fiscal entities	43,294	42,017
Debt financial instruments from other foreign banks	163,914	125,610
Bonds and trade effects from foreign companies	—	—
Other debt financial instruments issued abroad	—	—
Total	3,786,525	3,967,392

“Instruments issued by the Chilean Government and Central Bank of Chile” include instruments sold under repurchase agreements to clients and financial institutions for an amount of Ch$10,488 million in December 2023 (Ch$7,369 million in December 2022). The repurchase agreements have an average maturity of 3 days in December 2023 (4 days in December 2022). As part of the FCIC program, instruments delivered as collateral are included for an approximate amount of Ch$1,094,076 million as of December 31, 2023 (Ch$693,206 million in December 2022).

Under the same item, instruments that guarantee margins for cleared derivatives transactions are classified through Comder Contraparte Central S.A. (Chilean clearing-house) for an amount of Ch$43,863 million as of December 31, 2023 (Ch$39,508 million as of December 31, 2022).

Under “Other Instruments Issued in Chile” are classified instruments delivered as collateral as part of FCIC program for an approximate amount of Ch$850,506 million as of December 31, 2023 (Ch$219,425 million as of December 31, 2022).

As of December 31, 2023 the allowance for ECL for debt instruments at fair value through other comprehensive income was Ch$5,500 million (Ch$9,496 million as of December 31, 2022).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

9.	Financial Assets at Fair Value through Other Comprehensive Income, continued:

(a.1)	The credit ratings of the issuers of debt instruments as of December 31, 2023 and 2022, are as follows:

	As of December 31, 2023				As of December 31, 2022
	Stage 1 Individual	Stage 2 Individual	Stage 3 Individual	Total Individual	Stage 1 Individual	Stage 2 Individual	Stage 3 Individual	Total Individual
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Debt Instrument
Investment grade	3,786,525	—	—	3,786,525	3,967,392	—	—	3,967,392
Non-investment grade	—	—	—	—	—	—	—	—
Without rating	—	—	—	—	—	—	—	—
Total	3,786,525	—	—	3,786,525	3,967,392	—	—	3,967,392

(a.2)	Analysis of changes in the fair value and corresponding allowance for ECL by stage for debt instruments measured at FVOCI as of December 31, 2023 and 2022, is as follows:

	Stage 1 Individual		Stage 2 Individual		Stage 3 Individual		Total
	Fair value MCh$	ECL MCh$	Fair value MCh$	ECL MCh$	Fair value MCh$	ECL MCh$	Fair value MCh$	ECL MCh$
Balance as of January 1, 2022	3,054,795	4,085	14	—	—	—	3,054,809	4,085
Net change on Balance *	864,521	5,411	(14)	—	—	—	864,507	5,411
Change in fair value	48,076	—	—	—	—	—	48,076	—
Transfer to Stage 1	—	—	—	—	—	—	—	—
Transfer to Stage 2	—	—	—	—	—	—	—	—
Transfer to Stage 3	—	—	—	—	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year **	—	—	—	—	—	—	—	—
Impact of net re-measurement of year-end ECL	—	—	—	—	—	—	—	—
Amounts written off	—	—	—	—	—	—	—	—
Foreign exchange adjustments	—	—	—	—	—	—	—	—
Balance as of December 31, 2022	3,967,392	9,496	—	—	—	—	3,967,392	9,496

Balance as of January 1, 2023	3,967,392	9,496	—	—	—	—	3,967,392	9,496
Net change on Balance *	(159,617)	(3,996)	(30,124)	(1,921)	—	—	(189,741)	(5,917)
Change in fair value	8,718	—	156	—	—	—	8,874	—
Transfer to Stage 1	—	—	—	—	—	—	—	—
Transfer to Stage 2	(29,968)	—	29,968	—	—	—	—	—
Transfer to Stage 3	—	—	—	—	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year **	—	—	—	1,921	—	—	—	1,921
Impact of net re-measurement of year-end ECL	—	—	—	—	—	—	—	—
Amounts written off	—	—	—	—	—	—	—	—
Foreign exchange adjustments	—	—	—	—	—	—	—	—
Balance as of December 31, 2023	3,786,525	5,500	—	—	—	—	3,786,525	5,500

*	Net change between assets purchased and assets derecognized excluding write offs.

**	Represents the change in the year-end ECLs of exposures that were transferred from one stage to another during the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

9.	Financial Assets at Fair Value through Other Comprehensive Income, continued:

(b)	Equity instruments at fair value through OCI:

As of December 31, 2023 and 2022, the detail of equity instruments is as follows:

	2023	2022
	MCh$	MCh$
Equity instruments issued in Chile	10,601	5,700
Equity instruments issued by foreign institutions	1,311	845
Total	11,912	6,545

The equity investments issued by foreign institutions represent shares of currency exchange offices and servicing companies that the Bank is obliged to hold in order to benefit from these services. Investments in shares have been irrevocably designated as at fair value through other comprehensive income and, therefore, are recorded at market value in accordance with IFRS 9.

(c)	Realized and unrealized profits:

As of December 31, 2023, the portfolio of debt financial instruments includes an accumulated unrealized gain of Ch$9,142 million (accumulated unrealized gain of Ch$268 million in December 2022), recorded as an equity valuation adjustment.

Gross realized gains and losses on the sale of debt financial instruments, as of December 31, 2023, 2022 and 2021 are reported under “Net Financial income (expense)” (See Note No. 31). The realized gains and losses at the end of both periods are the following:

	2023	2022	2021
	MCh$	MCh$	MCh$
Unrealized gains (losses)	4,352	(15,325)	(50,475)
Realized losses (gains) reclassified to income	4,522	63,401	(1,242)
Subtotal	8,874	48,076	(51,717)
Income tax on other comprehensive income	(1,806)	798	4,171
Net effect in equity	7,068	48,874	(47,546)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.	Derivative Financial Instruments for hedging purposes:

(a.1)	As of December 31, 2023 and 2022, the Bank has the following portfolio of financial derivative instruments for accounting hedging purposes:

	Notional amount of contract with final expiration date in
	Demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 year and up to 5 years		Over 5 years		Total		Fair value Assets
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Derivatives held for fair value hedges	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Cash flow hedge derivatives
Interest rate swap and cross currency swap	—	—	—	—	—	—	141,416	167,199	36,553	135,025	232,293	122,127	222,615	111,547	632,877	535,898	49,065	27,077
Total	—	—	—	—	—	—	141,416	167,199	36,553	135,025	232,293	122,127	222,615	111,547	632,877	535,898	49,065	27,077

(a.2)	As of December 31, 2023 and 2022, the Bank has the following debt portfolio of financial derivative instruments for accounting hedging purposes:

	Notional amount of contract with final expiration date in
	Demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 year and up to 5 years		Over 5 years		Total		Fair value Liabilities
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Derivatives held for fair value hedges	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Cash flow hedge derivatives
Interest rate swap and cross currency swap	—	—	—	—	—	—	—	63,587	218,840	123,214	180,325	129,166	983,782	1,151,878	1,382,947	1,467,845	160,602	223,016
Total	—	—	—	—	—	—	—	63,587	218,840	123,214	180,325	129,166	983,782	1,151,878	1,382,947	1,467,845	160,602	223,016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.	Derivative Financial Instruments for hedging purposes, continued:

(b)	Fair Value Hedges:

As of December 31, 2023 and 2022, no fair value hedges are held.

(c)	Cash flow Hedges:

(c.1)	The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates and foreign exchange of borrowings from banks and bonds issued abroad in US Dollars, Hong Kong dollars, Swiss Franc, Japanese Yens, Peruvian Sol, Australian Dollars, Euros, Norwegian kroner and Mexican peso. The cash flows of the cross currency swaps equal the cash flows of the hedged items, which modify uncertain cash flows to known cash flows derived from a fixed interest rate.

Additionally, these cross currency swap contracts used to hedge the risk from variability of the Unidad de Fomento (“CLF”) in mortgage loans denominated in CLF until a nominal amount equal to the portion notional of the hedging instrument CLF, whose readjustment daily impact the item “Interest and UF indexation revenue” of the Income Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.	Derivative Financial Instruments for hedging purposes, continued:

(c)	Cash flow Hedges, continued:

(c.2)	Below are the cash flows of borrowings from banks and bonds issued abroad objects of these hedges and the cash flows of the asset part of the derivative:

	Demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedge element
Outflows:
Corporate Bond	—	—	(450)	(378)	(4,686)	(4,423)	(199,047)	(226,822)	(245,308)	(339,527)	(552,541)	(338,871)	(1,252,534)	(1,421,772)	(2,254,566)	(2,331,793)
Borrowing	—	—	—	—	—	—	(1,366)	(59,876)	(88,096)	—	—	—	—	—	(89,462)	(59,876)

Hedge instrument
Inflows:
Cross Currency Swap	—	—	450	378	4,686	4,423	200,413	286,698	333,404	339,527	552,541	338,871	1,252,534	1,421,772	2,344,028	2,391,669
Net cash flows	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

(c.3)	Below are the cash flows of the underlying assets portfolio and the cash flow of the liability part of the derivatives:

	Demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedge element
Inflows:
Cash flows in CLF	—	—	1,506	1,437	1,834	1,742	182,057	268,092	328,074	327,478	467,263	309,408	1,314,328	1,389,012	2,295,062	2,297,169

Hedge instrument
Outflows:
Cross Currency Swap	—	—	(1,506)	(1,437)	(1,834)	(1,742)	(182,057)	(268,092)	(328,074)	(327,478)	(467,263)	(309,408)	(1,314,328)	(1,389,012)	(2,295,062)	(2,297,169)
Net cash flows	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.	Derivative Financial Instruments for hedging purposes, continued:

(c)	Cash flow Hedges, continued:

With respect to CLF assets hedged; these are revalued monthly according to the variation of the UF, which is equivalent to monthly reinvest the assets until maturity of the relationship hedging.

(c.4)	The unrealized results generated during the year 2023 by those derivative contracts that conform the hedging instruments in this cash flow hedging strategy, have been recorded with credit to equity amounting to Ch$113,183 million (charge to equity of Ch$215,476 million and credit to equity of Ch$182,376 million as of December 31, 2022 and 2021, respectively). The net effect of taxes credit to equity amounts to Ch$82,624 million (a charge to equity of Ch$157,297 million and a credit to equity of Ch$133,135 million as of December 31, 2022 and 2021, respectively).

The accumulated balance for this concept as of December 31, 2023 corresponds to a credit in equity amounted to Ch$9,401 million (a charge to equity amounting to Ch$103,782 million as of December 31, 2022 and a credit to equity amounting to Ch$111,694 million as of December 31, 2021).

(c.5)	The effect of the cash flow hedging derivatives that offset the result of the hedged instruments corresponds to a gain of Ch$4,320 million in 2023 (a gain of Ch$251,371 million in 2022 and a loss of Ch$123,101 million in 2021).

(c.6)	As of December 31, 2023 and 2022, there was no inefficiency in the Bank’s cash flow hedge, because as both the hedge item and hedge instruments are mirrors of the other, all variation of value attributable to rate and revaluation components are entirely netted.

(c.7)	As of December 31, 2023, 2022 and 2021, the Bank had no hedges of net investments in foreign businesses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Financial assets at amortized cost:

The item detail is as follows:

	2023	2022
	MCh$	MCh$

Rights by resale agreements and securities lending	71,822	54,061
Debt financial instruments	1,431,083	902,355
Loans and advances to Banks	2,519,931	2,174,792
Loans to customers:
Commercial loans	20,030,044	20,308,745
Residential mortgage loans	12,310,768	11,422,322
Consumer loans	5,310,462	4,995,230
Provisions established for credit risk:
Loans and advances to Banks provisions	(1,341)	(1,641)
Commercial loans provisions	(259,641)	(321,467)
Mortgage loans provisions	(33,502)	(50,646)
Consumer loans provisions	(417,044)	(449,496)
Total	40,962,582	39,034,255

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Financial assets at amortized cost, continued:

(a)	Rights by resale agreements and securities lending:

The Bank provides financing to its customers through resale agreements and securities lending, in which the financial instrument serves as collateral. As of December 31, 2023 and 2022, the detail is as follows:

	2023	2022
	MCh$	MCh$
Transaction with domestic banks
Resale agreements with other banks	—	—
Resale agreements with the Central Bank of Chile	—	—
Rights from securities lending	—	—

Transaction with foreign banks
Resale agreements with other banks	—	—
Resale agreements with foreign Central Banks	—	—
Rights from securities lending	—	—

Transaction with other domestic entities
Resale agreements	71,822	54,061
Rights from securities lending	—	—

Transaction with other foreign entities
Resale agreements	—	—
Rights from securities lending	—	—

Accumulated Impairment Value of Financial Assets at Amortized Cost - Rights from resale agreements and securities lending
Financial assets with no significant increase in credit risk since initial recognition (phase 1)	—	—
Financial assets with a significant increase in credit risk since initial recognition, but without credit impairment (phase 2)	—	—
Financial assets with credit impairment (phase 3)	—	—
Total	71,822	54,061

The Bank and its subsidiaries have received financial instruments that they can sell or give as collateral in case the owner of these instruments enters into default or in bankruptcy. As of December 31, 2023, the fair value of the instruments received amounts to Ch$73,874 million (Ch$53,173 million in December 2022).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Financial assets at amortized cost, continued:

(b)	Debt financial instruments:

At the end of each period, the balances presented under this item are as follows:

	2023	2022
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile
Debt financial instruments from the Central Bank of Chile	507,261	—
Bonds and promissory notes from the General Treasury of the Republic	923,880	902,355
Other fiscal debt financial instruments	—	—

Other Finacial Instruments issued in Chile
Debt financial instruments from other domestic banks	—	—
Bonds and trade effects from domestic companies	—	—
Other debt financial instruments issued in the country	—	—

Financial Instruments issued Abroad
Debt financial instruments from foreign Central Banks	—	—
Debt financial instruments from foreign governments and fiscal entities	—	—
Debt financial instruments from other foreign banks	—	—
Bonds and trade effects from foreign companies	—	—
Other debt financial instruments issued abroad	—	—

Accumulated Impairment Value of Financial Assets at Amortized Cost Debt Financial Instruments
Financial assets with no significant increase in credit risk since initial recognition (phase 1)	(58)	—
Financial assets with a significant increase in credit risk since initial recognition, but without credit impairment (phase 2)	—	—
Financial assets with credit impairment (phase 3)	—	—
Total	1,431,083	902,355

Under Instruments of the Government and the Central Bank of Chile, instruments are classified pledged as collateral as part of the FCIC program are included for an approximate amount of Ch$1,362,095 million as of December 31, 2023 (Ch$560,434 million as of December 31, 2022).

(b.1)	The credit ratings of the issuers of instruments assets at amortized cost as of December 31, 2023 and 2022, are as follows:

	As of December 31, 2023				As of December 31, 2022
	Stage 1 Individual	Stage 2 Individual	Stage 3 Individual	Total Individual	Stage 1 Individual	Stage 2 Individual	Stage 3 Individual	Total Individual
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Debt Instrument
Investment grade	1,431,083	—	—	1,431,083	902,355	—	—	902,355
Non-investment grade	—	—	—	—	—	—	—	—
Without rating	—	—	—	—	—	—	—	—
Total	1,431,083	—	—	1,431,083	902,355	—	—	902,355

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Financial assets at amortized cost, continued:

(b.2)	Analysis of changes in gross carrying amount and corresponding allowance for ECL by stage for financial instruments measured at amortized cost as of December 31, 2023 and 2022, is as follows:

	Stage 1 Individual		Stage 2 Individual		Stage 3 Individual		Total
	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$
Balance as of January 1, 2023	902,355	—	—	—	—	—	902,355	—
Net change on Balance *	528,728	—	—	—	—	—	528,728	—
Change in fair value	—	—	—	—	—	—	—	—
Transfer to Stage 1	—	—	—	—	—	—	—	—
Transfer to Stage 2					—	—	—	—
Transfer to Stage 3	—	—	—	—	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year **	—	—	—	—	—	—	—	—
Impact of net re-measurement of year-end ECL	—	—	—	—	—	—	—	—
Amounts written off	—	—	—	—	—	—	—	—
Balance as of December 31, 2023	1,431,083	—	—	—	—	—	1,431,083	—

	Stage 1 Individual		Stage 2 Individual		Stage 3 Individual		Total
	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$
Balance as of January 1, 2022	839,744	—	—	—	—	—	839,744	—
Net change on Balance *	62,611	—	—	—	—	—	62,611	—
Change in fair value	—	—	—	—	—	—	—	—
Transfer to Stage 1	—	—	—	—	—	—	—	—
Transfer to Stage 2					—	—	—	—
Transfer to Stage 3	—	—	—	—	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year **	—	—	—	—	—	—	—	—
Impact of net re-measurement of year-end ECL	—	—	—	—	—	—	—	—
Amounts written off	—	—	—	—	—	—	—	—
Balance as of December 31, 2022	902,355	—	—	—	—	—	902,355	—

*	Net change between assets purchased and assets derecognized excluding write offs.
**	Represents the change in the year-end ECLs of exposures that were transferred from one stage to another during the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Financial assets at amortized cost, continued:

(c)	Loans and advances to Banks: At the end of each period, the balances presented under this item are as follows:

	As of December 31, 2023			As of December 31, 2022
	Assets before Allowances	Allowances established	Net assets	Assets before Allowances	Allowances established	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Domestic Banks
Interbank loans of liquidity	—	—	—	—	—	—
Interbank loans commercial	—	—	—	—	—	—
Current accounts overdrafts	—	—	—	—	—	—
Chilean exports foreign trade loans	—	—	—	—	—	—
Chilean imports foreign trade loans	—	—	—	—	—	—
Credits with third countries	—	—	—	—	—	—
Non-transferable deposits in domestic banks	—	—	—	—	—	—
Other debts with domestic banks	—	—	—	—	—	—
Foreign Banks
Interbank loans of liquidity	—	—	—	—	—	—
Interbank loans commercial	205,362	(561)	204,801	186,660	(838)	185,822
Current accounts overdrafts	—	—	—	—	—	—
Chilean exports foreign trade loans	213,636	(780)	212,856	186,553	(801)	185,752
Chilean imports foreign trade loans	—	—	—	—	—	—
Credits with third countries	—	—	—	479	(2)	477
Current account deposits with foreign banks for derivatives transactions	—	—	—	—	—	—
Other non-transferable deposits with foreign banks	—	—	—	—	—	—
Other debts with foreign banks	—	—	—	—	—	—
Subtotal Domestic and Foreign Banks	418,998	(1,341)	417,657	373,692	(1,641)	372,051
Central Bank of Chile
Current account deposits for derivative transactions with a counterparty	—	—	—	—	—	—
Other deposits not available	2,100,933	—	2,100,933	1,801,100	—	1,801,100
Other receivables	—	—	—	—	—	—
Foreign Central Banks
Current account deposits for derivatives transactions	—	—	—	—	—	—
Other deposits not available	—	—	—	—	—	—
Other receivables	—	—	—	—	—	—
Subtotal Central Bank of Chile and Foreign Central Banks	2,100,933	—	2,100,933	1,801,100	—	1,801,100
Total	2,519,931	(1,341)	2,518,590	2,174,792	(1,641)	2,173,151

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Financial assets at amortized cost, continued:

(c.1)	Impairment allowance for due from banks:

i.	The credit quality and the maximum exposure to credit risk based on the Bank’s internal credit rating system and year-end stage classification as of December 31, 2023 and 2022, is as follows:

	2023				2022
	Stage 1 Individual	Stage 2 Individual	Stage 3 Individual	Total	Stage 1 Individual	Stage 2 Individual	Stage 3 Individual	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Domestic Banks
Normal	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—
Non-complying	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—

Foreign Banks
Normal	418,998	—	—	418,998	373,692	—	—	373,692
Substandard	—	—	—	—	—	—	—	—
Non-complying	—	—	—	—	—	—	—	—
Subtotal	418,998	—	—	418,998	373,692	—	—	373,692

Central Bank of Chile
Normal	2,100,933	—	—	2,100,933	1,801,100	—	—	1,801,100
Substandard	—	—	—	—	—	—	—	—
Non-complying	—	—	—	—	—	—	—	—
Subtotal	2,100,933	—	—	2,100,933	1,801,100	—	—	1,801,100
Total	2,519,931	—	—	2,519,931	2,174,792	—	—	2,174,792

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Financial assets at amortized cost, continued:

(c.2)	Impairment allowance for due from banks, continued:

ii.	Changes in gross carrying amount and corresponding allowance for ECL by stage as of December 31, 2023 and 2022, is as follows:

	Changes as of December 31, 2023
	Stage 1 Individual		Stage 2 Individual		Stage 3 Individual		Total
	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$
ECL allowances as of January 1, 2023	2,174,792	(1,641)	—	—	—	—	2,174,792	(1,641)
Net change on Balance *	343,280	(30)	—	—	—	—	343,280	(30)
Transfer to Stage 1	—	—	—	—	—	—	—	—
Transfer to Stage 2	—	—	—	—	—	—	—	—
Transfer to Stage 3	—	—	—	—	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year **	—	—	—	—	—	—	—	—
Refinements to models used for calculation	—	300	—	—	—	—	—	300
Amounts written off	—	—	—	—	—	—	—	—
Foreign exchange adjustments	1,859	30	—	—	—	—	1,859	30
Total	2,519,931	(1,341)	—	—	—	—	2,519,931	(1,341)

	Changes as of December 31, 2022
	Stage 1 Individual		Stage 2 Individual		Stage 3 Individual		Total
	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$
ECL allowances as of January 1, 2022	1,529,832	(81)	—	—	—	—	1,529,832	(81)
Net change on Balance *	656,130	(439)	—	—	—	—	656,130	(439)
Transfer to Stage 1	—	—	—	—	—	—	—	—
Transfer to Stage 2	—	—	—	—	—	—	—	—
Transfer to Stage 3	—	—	—	—	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year **	—	—	—	—	—	—	—	—
Refinements to models used for calculation	—	(1,270)	—	—	—	—	—	(1,270)
Amounts written off	—	—	—	—	—	—	—	—
Foreign exchange adjustments	(11,170)	149	—	—	—	—	(11,170)	149
Total	2,174,792	(1,641)	—	—	—	—	2,174,792	(1,641)

*	Net change between assets originated and assets repaid, excluding write offs.
**	Represents the change in the year-end ECLs of exposures that were transferred from one stage to another during the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Financial assets at amortized cost, continued:

(d)	Loans to Customers: At the end of each period, the balances presented under this item are as follows:

	As of December 31, 2023			As of December 31, 2022
	Assets before Allowances	Allowances established	Net assets	Assets before Allowances	Allowances established	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	15,500,934	(198,109)	15,302,825	15,891,074	(258,330)	15,632,744
Chilean exports foreign trade loans	1,138,316	(8,905)	1,129,411	956,512	(9,986)	946,526
Accrediting foreign trade loans negotiated in terms of Chilean imports	94	(2)	92	2,715	(16)	2,699
Chilean imports foreign trade loans	583,013	(8,139)	574,874	698,595	(10,184)	688,411
Current account debtors	186,515	(6,274)	180,241	175,659	(7,194)	168,465
Credit card debtors	107,766	(10,989)	96,777	88,513	(8,196)	80,317
Factoring transactions	603,354	(4,506)	598,848	628,546	(5,847)	622,699
Commercial lease transactions (1)	1,822,495	(11,245)	1,811,250	1,782,081	(13,071)	1,769,010
Student loans	56,923	(2,744)	54,179	59,752	(3,628)	56,124
Other loans and accounts receivable	30,634	(8,728)	21,906	25,298	(5,015)	20,283
Subtotal	20,030,044	(259,641)	19,770,403	20,308,745	(321,467)	19,987,278
Mortgage loans
Mortgage bonds	2,500	(10)	2,490	3,907	(23)	3,884
Endorsable mortgage mutual loans	11,327	(40)	11,287	14,604	(77)	14,527
Mortgage mutual financed with mortgage bonds	—	—	—	—	—	—
Other mortgage mutual loans	12,132,671	(31,951)	12,100,720	11,242,986	(49,041)	11,193,945
Residential lease transactions (1)	—	—	—	—	—	—
Other loans and accounts receivable	164,270	(1,501)	162,769	160,825	(1,505)	159,320
Subtotal	12,310,768	(33,502)	12,277,266	11,422,322	(50,646)	11,371,676
Consumer loans
Consumer loans in installments	3,182,932	(349,864)	2,833,068	3,115,069	(374,320)	2,740,749
Current account debtors	270,974	(7,221)	263,753	253,409	(12,512)	240,897
Credit card debtors	1,854,678	(58,695)	1,795,983	1,625,210	(61,758)	1,563,452
Consumer lease transactions (1)	380	(20)	360	503	(31)	472
Other loans and accounts receivable	1,498	(1,244)	254	1,039	(875)	164
Subtotal	5,310,462	(417,044)	4,893,418	4,995,230	(449,496)	4,545,734
Total	37,651,274	(710,187)	36,941,087	36,726,297	(821,609)	35,904,688

(1)	In this item, the Bank finances its clients’ purchases of assets, including real estate and other personal property, through financial lease agreements. As of December 31, 2023, Ch$922,174 million corresponds to financial leases for real estate (Ch$910,492 million in December 31, 2022) and Ch$900,701 million corresponds to financial leases for other assets (Ch$872,092 million in December 31, 2022).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Financial assets at amortized cost, continued:

(d.1)	Impairment allowance for loans to customers:

i.	The credit quality and the maximum exposure to credit risk based on the Bank’s internal credit rating system and year-end stage classification as of December 31, 2023 and 2022, are as follows:

	2023
	Stage 1		Stage 2		Stage 3
	Individual	Group	Individual	Group	Individual	Group	POCI	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Normal	14,599,022	4,144,669	42,993	350,612	—	2,112	78	19,139,486
Substandard	—	—	238,130	—	—	—	2,652	240,782
Non-complying	—	—	—	—	265,932	377,682	6,162	649,776
Subtotal	14,599,022	4,144,669	281,123	350,612	265,932	379,794	8,892	20,030,044

Mortgage loans
Normal	—	11,150,943	—	884,563	—	6,136	—	12,041,642
Non-complying	—	—	—	—	—	269,126	—	269,126
Subtotal	—	11,150,943	—	884,563	—	275,262	—	12,310,768

Consumer loans
Normal	—	4,447,346	—	578,426	—	3,971	81	5,029,824
Non-complying	—	—	—		—	279,232	1,406	280,638
Subtotal	—	4,447,346	—	578,426	—	283,203	1,487	5,310,462
Total	14,599,022	19,742,958	281,123	1,813,601	265,932	938,259	10,379	37,651,274

	2022
	Stage 1		Stage 2		Stage 3		POCI	Total
	Individual	Group	Individual	Group	Individual	Group
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Normal	14,935,868	4,232,711	22,906	299,345	—	1,302	304	19,492,436
Substandard	—	—	286,605	—	—	—	561	287,166
Non-complying	—	—	—	—	218,780	308,057	2,306	529,143
Subtotal	14,935,868	4,232,711	309,511	299,345	218,780	309,359	3,171	20,308,745

Mortgage loans
Normal	—	10,490,690	—	722,028	—	4,444	—	11,217,162
Non-complying	—	—	—	—	—	205,160	—	205,160
Subtotal	—	10,490,690	—	722,028	—	209,604	—	11,422,322

Consumer loans
Normal	—	4,304,927	—	460,669	—	3,867	186	4,769,649
Non-complying	—	—	—	—	—	223,800	1,781	225,581
Subtotal	—	4,304,927	—	460,669	—	227,667	1,967	4,995,230
Total	14,935,868	19,028,328	309,511	1,482,042	218,780	746,630	5,138	36,726,297

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Financial assets at amortized cost, continued:

(d.1)	Impairment allowance for loans to customers, continued:

ii.	Changes in gross carrying amount and corresponding allowance for ECL by stage as of December 31, 2023 and 2022, is as follows:

	Changes as of December 31, 2023
	Stage 1				Stage 2				Stage 3
	Individual		Group		Individual		Group		Individual		Group		POCI		Total
	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$
Commercial loans
Balance as of January 1, 2023	14,935,868	(67,132)	4,232,711	(46,815)	309,511	(54,679)	299,345	(12,247)	218,780	(53,675)	309,359	(86,138)	3,171	(781)	20,308,745	(321,467)
Net change on Balance *	(257,010)	24,200	198,208	9,612	(80,797)	37,103	(83,775)	(1,000)	(21,611)	(26,358)	(8,226)	(55,616)	5,722	(767)	(247,489)	(12,826)
Transfer to Stage 1	288,294	(9,423)	1,024,367	(32,758)	(287,616)	9,420	(993,013)	27,693	(679)	3	(31,353)	5,065	—	—	—	—
Transfer to Stage 2	(430,074)	1,395	(1,293,243)	17,625	436,588	(1,707)	1,309,442	(20,486)	(6,514)	312	(16,199)	2,861	—	—	—	—
Transfer to Stage 3	(2,573)	20	(18,801)	1,046	(96,930)	10,231	(181,506)	19,228	99,502	(10,251)	200,308	(20,274)	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year**	—	8,195	—	24,679	—	(8,654)	—	(25,669)	—	(3,766)	—	(10,834)	—	—	—	(16,049)
Refinements to models used for calculation	—	(12,935)	—	4,518	—	(1,766)	—	1,665	—	—	—	59	—	—	—	(8,459)
Amounts written off	—	—	—	—	—	—	—	—	(25,871)	25,871	(74,206)	74,206	—	—	(100,077)	100,077
Foreign exchange adjustments	64,517	(229)	1,427	(51)	367	(64)	119	(2)	2,325	(526)	111	(45)	(1)	—	68,865	(917)
Subtotal Commercial loans	14,599,022	(55,909)	4,144,669	(22,144)	281,123	(10,116)	350,612	(10,818)	265,932	(68,390)	379,794	(90,716)	8,892	(1,548)	20,030,044	(259,641)

Mortgage loans
Balance as of January 1, 2023	—	—	10,490,690	(15,249)	—	—	722,028	(21,553)	—	—	209,604	(13,844)	—	—	11,422,322	(50,646)
Net change on Balance *	—	—	950,450	3,787	—	—	(26,788)	(13,572)	—	—	(26,492)	1,189	—	—	897,170	(8,596)
Transfer to Stage 1	—	—	2,091,400	(40,722)	—	—	(2,071,249)	39,977	—	—	(20,151)	745	—	—	—	—
Transfer to Stage 2	—	—	(2,379,998)	4,327	—	—	2,407,618	(6,867)	—	—	(27,620)	2,540	—	—	—	—
Transfer to Stage 3	—	—	(1,599)	16	—	—	(147,046)	18,021	—	—	148,645	(18,037)	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year**	—	—	—	37,408	—	—	—	(44,502)	—	—	—	7,982	—	—	—	888
Refinements to models used for calculation	—	—	—	1,377	—	—	—	14,751	—	—	—	—	—	—	—	16,128
Amounts written off	—	—	—	—	—	—	—	—	—	—	(8,724)	8,724	—	—	(8,724)	8,724
Foreign exchange adjustments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal Mortgage loans	—	—	11,150,943	(9,056)	—	—	884,563	(13,745)	—	—	275,262	(10,701)	—	—	12,310,768	(33,502)

Consumer loans
Balance as of January 1, 2023	—	—	4,304,927	(227,372)	—	—	460,669	(86,732)	—	—	227,667	(134,171)	1,967	(1,221)	4,995,230	(449,496)
Net change on Balance *	—	—	697,853	(21,330)	—	—	(128,809)	(14,903)	—	—	70,032	(168,056)	(480)	330	638,596	(203,959)
Transfer to Stage 1	—	—	1,271,755	(193,342)	—	—	(1,231,470)	172,319	—	—	(40,285)	21,023	—	—	—	—
Transfer to Stage 2	—	—	(1,807,123)	145,966	—	—	1,829,938	(157,221)	—	—	(22,815)	11,255	—	—	—	—
Transfer to Stage 3	—	—	(22,272)	4,333	—	—	(351,957)	165,046	—	—	374,229	(169,379)	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year**	—	—	—	126,021	—	—	—	(178,730)	—	—	—	(43,970)	—	—	—	(96,679)
Refinements to models used for calculation	—	—	—	1,452	—	—	—	6,032	—	—	—	—	—	—	—	7,484
Amounts written off	—	—	—	—	—	—	—	—	—	—	(325,626)	325,626	—	—	(325,626)	325,626
Foreign exchange adjustments	—	—	2,206	(18)	—	—	55	(1)	—	—	1	(1)	—	—	2,262	(20)
Subtotal Consumer loans	—	—	4,447,346	(164,290)	—	—	578,426	(94,190)	—	—	283,203	(157,673)	1,487	(891)	5,310,462	(417,044)
Total	14,599,022	(55,909)	19,742,958	(195,490)	281,123	(10,116)	1,813,601	(118,753)	265,932	(68,390)	938,259	(259,090)	10,379	(2,439)	37,651,274	(710,187)

*	Net change between assets originated and assets repaid excluding write offs.
**	Represents the change in the year-end ECLs of exposures that were transferred from one stage to another during the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Financial assets at amortized cost, continued:

(d.1)	Impairment allowance for loans to customers, continued:

	Changes as of December 31, 2022
	Stage 1				Stage 2				Stage 3
	Individual		Group		Individual		Group		Individual		Group		POCI		Total
	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$
Commercial loans
Balance as of January 1, 2022	10,968,881	(30,681)	4,579,194	(57,965)	3,459,715	(94,339)	214,276	(8,306)	167,633	(56,154)	280,313	(70,594)	2,320	(802)	19,672,332	(318,841)
Net change on Balance *	1,146,093	5,301	(110,736)	11,628	(218,018)	(19,888)	(60,023)	(4,870)	(23,535)	(1,065)	(4,502)	(56,158)	993	(428)	730,272	(65,480)
Transfer to Stage 1	3,420,173	(33,979)	901,257	(30,100)	(3,419,679)	33,865	(892,717)	28,450	(494)	114	(8,540)	1,650	—	—	—	—
Transfer to Stage 2	(563,832)	1,178	(1,119,924)	13,749	566,547	(1,667)	1,168,769	(20,952)	(2,715)	489	(48,845)	7,203	—	—	—	—
Transfer to Stage 3	(9,385)	44	(17,019)	973	(93,970)	5,132	(130,928)	14,807	103,354	(5,176)	147,948	(15,780)	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year**	—	19,277	—	21,966	—	(7,754)	—	(22,854)	—	(16,753)	—	(9,448)	—	—	—	(15,566)
Refinements to models used for calculation	—	(29,263)	—	(7,218)	—	29,670	—	1,446	—	(1,500)	—	—	—	307	—	(6,558)
Amounts written off	(2)	2	(2)	2	(16)	16	(30)	30	(26,788)	26,788	(56,977)	56,977	(142)	142	(83,957)	83,957
Foreign exchange adjustments	(26,060)	989	(59)	150	14,932	286	(2)	2	1,325	(418)	(38)	12	—	—	(9,902)	1,021
Subtotal Commercial loans	14,935,868	(67,132)	4,232,711	(46,815)	309,511	(54,679)	299,345	(12,247)	218,780	(53,675)	309,359	(86,138)	3,171	(781)	20,308,745	(321,467)

Mortgage loans
Balance as of January 1, 2022	—	—	9,608,872	(8,266)	—	—	449,804	(12,115)	—	—	287,818	(18,601)	34	(4)	10,346,528	(38,986)
Net change on Balance *	—	—	1,074,711	(2,120)	—	—	21,391	(11,491)	—	—	(9,228)	(10,037)	(34)	4	1,086,840	(23,644)
Transfer to Stage 1	—	—	1,660,510	(45,169)	—	—	(1,620,547)	41,432	—	—	(39,963)	3,737	—	—	—	—
Transfer to Stage 2	—	—	(1,842,069)	3,667	—	—	1,966,976	(12,895)	—	—	(124,907)	9,228	—	—	—	—
Transfer to Stage 3	—	—	(11,323)	84	—	—	(95,613)	12,562	—	—	106,936	(12,646)	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year**	—	—	—	42,189	—	—	—	(42,489)	—	—	—	3,423	—	—	—	3,123
Refinements to models used for calculation	—	—	—	(5,645)	—	—	—	3,460	—	—	—	—	—	—	—	(2,185)
Amounts written off	—	—	(11)	11	—	—	17	(17)	—	—	(11,052)	11,052	—	—	(11,046)	11,046
Foreign exchange adjustments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal Mortgage loans	—	—	10,490,690	(15,249)	—	—	722,028	(21,553)	—	—	209,604	(13,844)	—	—	11,422,322	(50,646)

Consumer loans
Balance as of January 1, 2022	—	—	3,739,887	(153,994)	—	—	287,814	(49,109)	—	—	218,029	(111,804)	1,283	(762)	4,247,013	(315,669)
Net change on Balance *	—	—	961,038	(159,017)	—	—	(52,847)	(14,962)	—	—	9,800	(92,191)	708	(484)	918,699	(266,654)
Transfer to Stage 1	—	—	986,727	(165,534)	—	—	(976,316)	159,538	—	—	(10,411)	5,996	—	—	—	—
Transfer to Stage 2	—	—	(1,360,916)	125,259	—	—	1,429,394	(155,549)	—	—	(68,478)	30,290	—	—	—	—
Transfer to Stage 3	—	—	(21,686)	3,677	—	—	(227,370)	104,895	—	—	249,056	(108,572)	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year**	—	—	—	104,217	—	—	—	(137,853)	—	—	—	(28,215)	—	—	—	(61,851)
Refinements to models used for calculation	—	—	—	17,927	—	—	—	6,277	—	—	—	—	—	1	—	24,205
Amounts written off	—	—	(96)	96	—	—	(32)	32	—	—	(170,324)	170,324	(24)	24	(170,476)	170,476
Foreign exchange adjustments	—	—	(27)	(3)	—	—	26	(1)	—	—	(5)	1	—	—	(6)	(3)
Subtotal Consumer loans	—	—	4,304,927	(227,372)	—	—	460,669	(86,732)	—	—	227,667	(134,171)	1,967	(1,221)	4,995,230	(449,496)
Total	14,935,868	(67,132)	19,028,328	(289,436)	309,511	(54,679)	1,482,042	(120,532)	218,780	(53,675)	746,630	(234,153)	5,138	(2,002)	36,726,297	(821,609)

*	Net change between assets originated and assets repaid excluding write offs.
**	Represents the change in the year-end ECLs of exposures that were transferred from one stage to another during the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Financial assets at amortized cost, continued:

(e)	Loans by industry sector:

The following table details the Bank’s loan portfolio as of December 31, 2023 and 2022 by the customer’s industry sector and their respective economic activity:

	Credit and Contingent loans Exposure						Allowances Established
	Domestic loans		Foreign loans		Total	Total	Domestic loans		Foreign loans		Total	Total
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and advances to Banks	2,100,933	1,801,100	418,998	373,692	2,519,931	2,174,792	—	—	(1,341)	(1,641)	(1,341)	(1,641)

Commercial loans
Agriculture and livestock	788,942	797,920	—	—	788,942	797,920	(9,046)	(11,310)	—	—	(9,046)	(11,310)
Fruit	646,608	663,630	—	—	646,608	663,630	(4,456)	(4,903)	—	—	(4,456)	(4,903)
Forestry	101,406	102,548	—	—	101,406	102,548	(1,352)	(1,369)	—	—	(1,352)	(1,369)
Fishing	26,339	30,513	—	—	26,339	30,513	(788)	(1,331)	—	—	(788)	(1,331)
Mining	417,164	314,890	—	—	417,164	314,890	(2,532)	(4,666)	—	—	(2,532)	(4,666)
Oil and natural gas	416	1,011	—	—	416	1,011	(8)	(15)	—	—	(8)	(15)
Product manufacturing industries:
Foods, beverages and tobacco	513,197	594,923	—	—	513,197	594,923	(10,565)	(12,316)	—	—	(10,565)	(12,316)
Textiles, leather goods and footwear	33,100	33,145	—	—	33,100	33,145	(599)	(625)	—	—	(599)	(625)
Woods and furnitures	78,409	105,551	—	—	78,409	105,551	(1,295)	(1,553)	—	—	(1,295)	(1,553)
Cellulose, Paper and printing	16,931	20,974	—	—	16,931	20,974	(591)	(598)	—	—	(591)	(598)
Chemicals and petroleum products	298,883	365,239	—	—	298,883	365,239	(2,046)	(3,290)	—	—	(2,046)	(3,290)
Metal, non-metal, machine or others	551,922	574,496	—	—	551,922	574,496	(7,367)	(9,612)	—	—	(7,367)	(9,612)
Electricity, gas and water	438,147	463,558	1,326	—	439,473	463,558	(2,342)	(3,784)	(19)	—	(2,361)	(3,784)
Residential construction	265,086	271,923	—	—	265,086	271,923	(9,699)	(10,596)	—	—	(9,699)	(10,596)
Non-residential construction (office, civil engineering)	409,154	356,241	—	—	409,154	356,241	(11,060)	(8,432)	—	—	(11,060)	(8,432)
Wholesale	1,798,723	2,037,033	—	—	1,798,723	2,037,033	(34,250)	(33,387)	—	—	(34,250)	(33,387)
Retail, restaurants and hotels	1,016,553	1,042,290	—	6,752	1,016,553	1,049,042	(34,404)	(39,141)	—	(99)	(34,404)	(39,240)
Transport and storage	1,105,436	1,210,250	—	—	1,105,436	1,210,250	(16,599)	(21,849)	—	—	(16,599)	(21,849)
Communications	102,522	232,984	—	—	102,522	232,984	(2,121)	(3,989)	—	—	(2,121)	(3,989)
Financial services	3,219,991	2,990,516	—	—	3,219,991	2,990,516	(9,217)	(12,372)	—	—	(9,217)	(12,372)
Business services	1,976,971	2,004,481	—	19,425	1,976,971	2,023,906	(38,908)	(48,666)	—	(136)	(38,908)	(48,802)
Real estate services	3,361,066	3,338,704	19,931	3,367	3,380,997	3,342,071	(15,986)	(41,809)	(273)	(24)	(16,259)	(41,833)
Student loans	56,924	59,753	—	—	56,924	59,753	(2,744)	(3,628)	—	—	(2,744)	(3,628)
Government administration, defence and police force	21,438	26,146	—	—	21,438	26,146	(269)	(317)	—	—	(269)	(317)
Social services and other community services	900,822	833,275	—	—	900,822	833,275	(13,044)	(13,933)	—	—	(13,044)	(13,933)
Personal services	1,862,637	1,807,207	—	—	1,862,637	1,807,207	(28,061)	(27,717)	—	—	(28,061)	(27,717)
Subtotal	20,008,787	20,279,201	21,257	29,544	20,030,044	20,308,745	(259,349)	(321,208)	(292)	(259)	(259,641)	(321,467)

Residential mortgage loans	12,310,768	11,422,322	—	—	12,310,768	11,422,322	(33,502)	(50,646)	—	—	(33,502)	(50,646)

Consumer loans	5,310,462	4,995,230	—	—	5,310,462	4,995,230	(417,044)	(449,496)	—	—	(417,044)	(449,496)

Contingent loan exposure	13,547,435	12,890,795	—	—	13,547,435	12,890,795	(89,640)	(143,489)	—	—	(89,640)	(143,489)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Financial assets at amortized cost, continued:

(f)	Loans by tranches of days past-due:

The following table details the Bank’s loan portfolio as of December 31, 2023 and 2022 by tranches of days past-due:

	Financial assets before allowances								Allowances established
As of	Stage 1 Evaluation		Stage 2 Evaluation		Stage 3 Evaluation		POCI	Total	Stage 1 Evaluation		Stage 2 Evaluation		Stage 3 Evaluation		POCI	Total	Net Financial Assets
December 31,	Individual	Group	Individual	Group	Individual	Group			Individual	Group	Individual	Group	Individual	Group
2023	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and advances to Banks
0 days	2,432,163	—	—	—	—	—	—	2,432,163	(909)	—	—	—	—	—	—	(909)	2,431,254
1 to 29 days	87,768	—	—	—	—	—	—	87,768	(432)	—	—	—	—	—	—	(432)	87,336
30 to 59 days	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
60 to 89 days	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
> = 90 days	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	2,519,931	—	—	—	—	—	—	2,519,931	(1,341)	—	—	—	—	—	—	(1,341)	2,518,590

Commercial loans
0 days	14,430,127	4,117,186	237,042	210,755	89,282	90,287	8,168	19,182,847	(55,341)	(21,025)	(8,204)	(2,979)	(20,131)	(15,064)	(1,137)	(123,881)	19,058,966
1 to 29 days	148,791	27,483	26,668	88,195	9,591	28,001	724	329,453	(459)	(1,119)	(719)	(3,745)	(2,123)	(4,172)	(411)	(12,748)	316,705
30 to 59 days	12,759	—	13,111	42,034	18,279	29,025	—	115,208	(49)	—	(1,006)	(2,993)	(2,484)	(4,590)	—	(11,122)	104,086
60 to 89 days	7,345	—	4,302	9,628	8,614	23,580	—	53,469	(60)	—	(187)	(1,101)	(461)	(3,774)	—	(5,583)	47,886
> = 90 days	—	—	—	—	140,166	208,901	—	349,067	—	—	—	—	(43,191)	(63,116)	—	(106,307)	242,760
Subtotal	14,599,022	4,144,669	281,123	350,612	265,932	379,794	8,892	20,030,044	(55,909)	(22,144)	(10,116)	(10,818)	(68,390)	(90,716)	(1,548)	(259,641)	19,770,403

Residential mortgage loans
0 days	—	11,130,137	—	599,734	—	50,882	—	11,780,753	—	(8,538)	—	(4,728)	—	(2,346)	—	(15,612)	11,765,141
1 to 29 days	—	20,806	—	187,607	—	30,277	—	238,690	—	(518)	—	(3,760)	—	(919)	—	(5,197)	233,493
30 to 59 days	—	—	—	74,184	—	27,827	—	102,011	—	—	—	(3,611)	—	(861)	—	(4,472)	97,539
60 to 89 days	—	—	—	23,038	—	24,732	—	47,770	—	—	—	(1,646)	—	(1,314)	—	(2,960)	44,810
> = 90 days	—	—	—	—	—	141,544	—	141,544	—	—	—	—	—	(5,261)	—	(5,261)	136,283
Subtotal	—	11,150,943	—	884,563	—	275,262	—	12,310,768	—	(9,056)	—	(13,745)	—	(10,701)	—	(33,502)	12,277,266

Consumer loans
0 days	—	4,406,805	—	391,601	—	90,983	464	4,889,853	—	(152,643)	—	(27,036)	—	(46,325)	(234)	(226,238)	4,663,615
1 to 29 days	—	40,541	—	106,672	—	26,734	1,023	174,970	—	(11,647)	—	(32,205)	—	(13,177)	(657)	(57,686)	117,284
30 to 59 days	—	—	—	61,334	—	32,441	—	93,775	—	—	—	(24,624)	—	(17,384)	—	(42,008)	51,767
60 to 89 days	—	—	—	18,819	—	31,703	—	50,522	—	—	—	(10,325)	—	(17,644)	—	(27,969)	22,553
> = 90 days	—	—	—	—	—	101,342	—	101,342	—	—	—	—	—	(63,143)	—	(63,143)	38,199
Subtotal	—	4,447,346	—	578,426	—	283,203	1,487	5,310,462	—	(164,290)	—	(94,190)	—	(157,673)	(891)	(417,044)	4,893,418
Total Loans	17,118,953	19,742,958	281,123	1,813,601	265,932	938,259	10,379	40,171,205	(57,250)	(195,490)	(10,116)	(118,753)	(68,390)	(259,090)	(2,439)	(711,528)	39,459,677

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Financial assets at amortized cost, continued:

(f)	Loans by tranches of days past-due, continued:

	Financial assets before allowances								Allowances established
As of	Stage 1 Evaluation		Stage 2 Evaluation		Stage 3 Evaluation		POCI	Total	Stage 1 Evaluation		Stage 2 Evaluation		Stage 3 Evaluation		POCI	Total	Net Financial Assets
December 31,	Individual	Group	Individual	Group	Individual	Group			Individual	Group	Individual	Group	Individual	Group
2022	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and advances to Banks
0 days	2,072,225	—	—	—	—	—	—	2,072,225	(1,196)	—	—	—	—	—	—	(1,196)	2,071,029
1 to 29 days	102,567	—	—	—	—	—	—	102,567	(445)	—	—	—	—	—	—	(445)	102,122
30 to 59 days	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
60 to 89 days	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
> = 90 days	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	2,174,792	—	—	—	—	—	—	2,174,792	(1,641)	—	—	—	—	—	—	(1,641)	2,173,151

Commercial loans
0 days	14,805,342	4,206,656	265,534	183,412	89,347	76,871	2,279	19,629,441	(66,719)	(44,598)	(49,972)	(3,351)	(16,338)	(16,971)	(453)	(198,402)	19,431,039
1 to 29 days	116,766	26,055	22,281	72,746	29,469	23,338	892	291,547	(322)	(2,217)	(3,083)	(4,561)	(4,196)	(4,618)	(328)	(19,325)	272,222
30 to 59 days	7,351	—	17,424	34,544	14,375	22,225	—	95,919	(43)	—	(1,094)	(3,216)	(4,331)	(4,878)	—	(13,562)	82,357
60 to 89 days	6,409	—	4,272	8,643	7,907	16,188	—	43,419	(48)	—	(530)	(1,119)	(2,879)	(3,801)	—	(8,377)	35,042
> = 90 days	—	—	—	—	77,682	170,737	—	248,419	—	—	—	—	(25,931)	(55,870)	—	(81,801)	166,618
Subtotal	14,935,868	4,232,711	309,511	299,345	218,780	309,359	3,171	20,308,745	(67,132)	(46,815)	(54,679)	(12,247)	(53,675)	(86,138)	(781)	(321,467)	19,987,278

Residential mortgage loans
0 days	—	10,473,030	—	526,154	—	52,348	—	11,051,532	—	(14,787)	—	(3,174)	—	(4,041)	—	(22,002)	11,029,530
1 to 29 days	—	17,660	—	131,994	—	23,442	—	173,096	—	(462)	—	(9,448)	—	(1,681)	—	(11,591)	161,505
30 to 59 days	—	—	—	50,866	—	17,724	—	68,590	—	—	—	(6,764)	—	(1,279)	—	(8,043)	60,547
60 to 89 days	—	—	—	13,014	—	17,661	—	30,675	—	—	—	(2,167)	—	(1,566)	—	(3,733)	26,942
> = 90 days	—	—	—	—	—	98,429	—	98,429	—	—	—	—	—	(5,277)	—	(5,277)	93,152
Subtotal	—	10,490,690	—	722,028	—	209,604	—	11,422,322	—	(15,249)	—	(21,553)	—	(13,844)	—	(50,646)	11,371,676

Consumer loans
0 days	—	4,258,038	—	301,463	—	73,583	886	4,633,970	—	(210,218)	—	(22,012)	—	(42,196)	(525)	(274,951)	4,359,019
1 to 29 days	—	46,889	—	90,349	—	18,695	1,081	157,014	—	(17,154)	—	(32,745)	—	(10,147)	(696)	(60,742)	96,272
30 to 59 days	—	—	—	52,835	—	24,344	—	77,179	—	—	—	(23,268)	—	(13,779)	—	(37,047)	40,132
60 to 89 days	—	—	—	16,022	—	25,101	—	41,123	—	—	—	(8,707)	—	(14,165)	—	(22,872)	18,251
> = 90 days	—	—	—	—	—	85,944	—	85,944	—	—	—	—	—	(53,884)	—	(53,884)	32,060
Subtotal	—	4,304,927	—	460,669	—	227,667	1,967	4,995,230	—	(227,372)	—	(86,732)	—	(134,171)	(1,221)	(449,496)	4,545,734

Total Loans	17,110,660	19,028,328	309,511	1,482,042	218,780	746,630	5,138	38,901,089	(68,773)	(289,436)	(54,679)	(120,532)	(53,675)	(234,153)	(2,002)	(823,250)	38,077,839

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Financial assets at amortized cost, continued:

(g)	Financial Lease Contracts:

As of December 31, 2023 and 2022, the Bank’s scheduled cash flows to be received from financial leasing contracts have the following maturities as follows:

	Total receivable		Unearned income		Net lease receivable (*)
	2023	2022	2023	2022	2023	2022
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Due within one year	610,657	583,321	(88,444)	(76,614)	522,213	506,707
Due after 1 year but within 2 years	453,713	433,397	(63,079)	(55,714)	390,634	377,683
Due after 2 years but within 3 years	301,560	294,728	(38,839)	(35,133)	262,721	259,595
Due after 3 years but within 4 years	199,376	191,083	(25,018)	(22,481)	174,358	168,602
Due after 4 years but within 5 years	133,011	134,590	(17,248)	(15,614)	115,763	118,976
Due after 5 years	383,050	378,280	(36,064)	(33,166)	346,986	345,114
Total	2,081,367	2,015,399	(268,692)	(238,722)	1,812,675	1,776,677

(*)	The net balance receivable does not include the total overdue portfolio totaling Ch$10,200 million and Ch$5,907 million as of December 31, 2023 and 2022, respectively. This overdue portfolio only reflects the past due portion without considering the remaining outstanding principal and interest.

The Bank maintains financial lease operations associated with real estate, industrial machinery, vehicles and transportation equipment. These leases contracts have an average term between 2 and 15 years.

Other disclosures:

As of December 31, 2023, under the Commercial Loans item, operations are maintained that guarantee obligations maintained with the Central Bank of Chile as part of the Loan Increase Conditional Credit Facility (FCIC by its Spanish initials) program for an approximate amount of Ch$2,573,423 million (Ch$3,297,016 million in December 2022).

(h)	Purchase of loan portfolio:

During the year 2023 and 2022 no portfolio purchases were made.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Financial assets at amortized cost, continued:

(i)	Sale or transfer of credits from the loans to customers:

During 2023 and 2022 the Bank has carried out transactions of sale or transfer of the loan portfolio according to the following:

	As of December 31, 2023
	Carrying amount	Allowances released	Sale price	Effect on income (loss) gain (*)
	MCh$	MCh$	MCh$	MCh$

Sale of outstanding loans	17,013	(262)	17,007	256
Sale of write-off loans	—	—	—	—
Total	17,013	(262)	17,007	256

	As of December 31, 2022
	Carrying amount	Allowances released	Sale price	Effect on income (loss) gain (*)
	MCh$	MCh$	MCh$	MCh$

Sale of outstanding loans	7,908	(2,264)	7,908	2,264
Sale of write-off loans	—	—	—	—
Total	7,908	(2,264)	7,908	2,264

(*)	See Note No. 31.

(j)	Securitization of own assets:

During the years 2023 and 2022, there is no securitization transactions executed involving its own assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.	Investments in Other Companies:

(a)	This item includes investments in other companies for an amount of Ch$65,082 million and Ch$56,177 million as of December 31, 2023 and 2022, respectively, detailed as follows:

		% Ownership Interest		Assets
		2023	2022	2023	2022
Company	Shareholder	%	%	MCh$	MCh$
Associates
Transbank S.A.	Banco de Chile	26.16	26.16	36,084	29,015
Centro de Compensación Automatizado S.A.	Banco de Chile	33.33	33.33	4,862	5,172
Redbanc S.A.	Banco de Chile	38.13	38.13	4,783	4,400
Administrador Financiero del Transantiago S.A.	Banco de Chile	20.00	20.00	4,285	4,366
Sociedad Interbancaria de Depósitos de Valores S.A.	Banco de Chile	26.81	26.81	2,394	2,066
Sociedad Imerc OTC S.A.	Banco de Chile	12.33	12.33	1,803	1,662
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Banco de Chile	15.00	15.00	1,199	1,145
Subtotal Associates				55,410	47,826

Joint Venture
Servipag Ltda.	Banco de Chile	50.00	50.00	7,832	6,831
Artikos Chile S.A.	Banco de Chile	50.00	50.00	1,840	1,520
Subtotal				9,672	8,351
Total				65,082	56,177

(b)	The reconciliation between opening and ending balance of investments in other companies that are not consolidated in 2023, 2022 and 2021 is detailed as follows:

	2023	2022	2021
	MCh$	MCh$	MCh$
Balance as of January 1,	56,177	46,923	42,338
Capital increase	—	—	7,847
Participation in net income	13,409	13,031	1,793
Dividends received	(4,675)	(3,622)	(1,097)
Non-current assets Nexus	—	—	(3,961)
Other	171	(155)	3
Balance as of December 31,	65,082	56,177	46,923

(c)	During the year ended as of December 31, 2023 and 2022 no impairment has incurred in these investments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.	Investments in Other Companies, continued:

(d)	The total carrying amount of the Bank’s Associates and Joint Ventures as of December 31, 2023 and 2022 is explained as follows:

	Associates							Joint Ventures
	Centro de Compensación	Sociedad Operadora de la Cámara de Compensación de Pagos de	Sociedad Interbancaria de Depósitos			Administrador Financiero del	Sociedad Imerc
December 2023	Automatizado S.A. MCh$	Alto Valor S.A. MCh$	de Valores S.A. MCh$	Redbanc S.A. MCh$	Transbank S.A. MCh$	Transantiago S.A. MCh$	OTC S.A. MCh$	Artikos S.A.	Servipag Ltda.

Current assets	6,380	841	104	11,054	1,362,961	66,716	21,042	3,768	84,569
Non-current assets	10,983	8,377	8,834	16,275	164,518	867	12,760	1,724	18,137
Total Assets	17,363	9,218	8,938	27,329	1,527,479	67,583	33,802	5,492	102,706

Current liabilities	3,034	899	525	11,625	1,355,563	47,242	18,768	1,898	82,503
Non-current liabilities	247	496	—	3,236	36,641	—	766	406	4,539
Total Liabilities	3,281	1,395	525	14,861	1,392,204	47,242	19,534	2,304	87,042
Equity	14,082	7,823	8,413	12,468	135,275	20,341	14,259	3,188	15,664
Minority interest	—	—	—	—	—	—	9	—	—
Total Liabilities and Equity	17,363	9,218	8,938	27,329	1,527,479	67,583	33,802	5,492	102,706

Operating income	8,973	5,116	14	58,576	969,393	4,818	9,355	5,571	43,709
Operating expenses	(2,812)	(4,823)	(50)	(57,847)	(821,426)	(2,540)	(8,667)	(3,558)	(39,366)
Other income (expenses)	589	345	1,754	127	(113,486)	2,287	743	137	1,503
Gain before tax	6,750	638	1,718	856	34,481	4,565	1,431	2,150	5,846
Income tax	(1,692)	(66)	—	(100)	(7,667)	(949)	(430)	(511)	(1,444)
Gain for the year	5,058	572	1,718	756	26,814	3,616	1,001	1,639	4,402

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.	Investments in Other Companies, continued:

	Associates							Joint Ventures
	Centro de Compensación	Sociedad Operadora de la Cámara de Compensación de Pagos de	Sociedad Interbancaria de Depósitos de			Administrador Financiero del	Sociedad Imerc
December 2022	Automatizado S.A. MCh$	Alto Valor S.A. MCh$	Valores S.A. MCh$	Redbanc S.A. MCh$	Transbank S.A. MCh$	Transantiago S.A. MCh$	OTC S.A. MCh$	Artikos S.A.	Servipag Ltda.

Current assets	8,954	6,646	81	14,459	1,359,640	59,946	31,105	2,540	76,085
Non-current assets	10,388	1,711	7,637	16,058	137,505	793	4,459	1,985	14,605
Total Assets	19,342	8,357	7,718	30,517	1,497,145	60,739	35,564	4,525	90,690

Current liabilities	3,986	1,004	463	17,595	1,385,956	40,113	20,672	1,326	73,923
Non-current liabilities	309	—	—	1,554	1,427	—	1,670	567	3,105
Total Liabilities	4,295	1,004	463	19,149	1,387,383	40,113	22,342	1,893	77,028
Equity	15,047	7,353	7,255	11,368	109,762	20,626	13,213	2,632	13,662
Minority interest	—	—	—	—	—	—	9	—	—
Total Liabilities and Equity	19,342	8,357	7,718	30,517	1,497,145	60,739	35,564	4,525	90,690

Operating income	7,516	4,550	17	51,851	969,177	4,468	8,882	5,559	40,403
Operating expenses	(2,612)	(4,279)	(49)	(50,155)	(835,126)	(2,296)	(8,412)	(3,905)	(36,347)
Other income (expenses)	907	667	1,540	264	(103,854)	2,339	877	69	525
Gain before tax	5,811	938	1,508	1,960	30,197	4,511	1,347	1,723	4,581
Income tax	(1,109)	(8)	—	(249)	(3,952)	(490)	(473)	(362)	(849)
Gain for the year	4,702	930	1,508	1,711	26,245	4,021	874	1,361	3,732

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Intangible Assets:

(a)	As of December 31, 2023 and 2022 intangible assets are detailed as follows:

	Useful Life		Average remaining amortization period		Gross balance		Accumulated Amortization		Net balance
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
	Years	Years	Years	Years	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Other Intangible Assets:
Goodwill	—	—	—	—	16,714	16,714	—	—	16,714	16,714
Intangible assets arising from business combinations	—	—	—	—	56,249	56,249	(39,553)	(39,553)	16,696	16,696
Software or computer programs	6	6	5	5	322,174	263,294	(184,970)	(156,674)	137,204	106,620
Total					395,137	336,257	(224,523)	(196,227)	170,614	140,030

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Intangible Assets, continued:

(b)	Changes in intangible assets during the year 2023 and 2022 are as follows:

	Goodwill (1)	Intangible assets arising from business combinations (2)	Software or computer programs	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2023	16,714	56,249	263,294	336,257
Acquisitions	—	—	59,955	59,955
Disposals/write-downs	—	—	(1,050)	(1,050)
Reclassification	—	—	—	—
Impairment (*)	—	—	(25)	(25)
Total	16,714	56,249	322,174	395,137

Accumulated Amortization
Balance as of January 1, 2023	—	(39,553)	(156,674)	(196,227)
Amortization for the year (**)	—	—	(29,346)	(29,346)
Disposals/write-downs	—	—	1,050	1,050
Reclassification	—	—	—	—
Impairment (*)	—	—	—	—
Total	—	(39,553)	(184,970)	(224,523)

Balance as of December 31, 2023	16,714	16,696	137,204	170,614

	Goodwill (1)	Intangible assets arising from business combinations (2)	Software or computer programs	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2022	16,714	56,249	209,458	282,421
Acquisitions	—	—	56,891	56,891
Disposals/write-downs	—	—	(2,751)	(2,751)
Reclassification	—	—	(182)	(182)
Impairment (*)	—	—	(122)	(122)
Total	16,714	56,249	263,294	336,257

Accumulated Amortization
Balance as of January 1, 2022	—	(39,553)	(136,926)	(176,479)
Amortization for the year (**)	—	—	(21,502)	(21,502)
Disposals/write-downs	—	—	1,572	1,572
Reclassification	—	—	182	182
Impairment (*)	—	—	—	—
Total	—	(39,553)	(156,674)	(196,227)

Balance as of December 31, 2022	16,714	16,696	106,620	140,030

(1)	Goodwill corresponds mainly to business combination with Citibank Chile whose amount is of MCh$12,576 that represents the value of synergies to be generated in the combination process and the acquisition of know-how.

(2)	Intangible assets arising from business combinations include assets with indefinite useful lives acquired in the business combination with Citibank Chile.

(*)	See Note No. 38 Impairment of non-financial assets.

(**)	See Note No. 37 Depreciation and Amortization.

(c)	As of December 31, 2023, the Bank maintains Ch$14,869 million (Ch$15,500 million as of December 31, 2022) of assets associated with technological developments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Intangible Assets, continued:

(d)	As of December 31, 2023 and 2022, there are no restrictions on the intangible assets of the Bank. Furthermore, there are no intangible assets held as collateral for the fulfillment of obligations.

(e)	Impairment testing of Goodwill:

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

Accordingly, for impairment testing purposes, goodwill acquired through business combinations has been allocated to four individual business segments, as follows:

	2023	2022
Business Segments	MCh$	MCh$
Retail	5,928	5,928
Wholesale	2,135	2,135
Treasury and money market operations	4,513	4,513
Subsidiaries	4,138	4,138
Total	16,714	16,714

Below are the key assumptions used for determining the value in use for impairment testing purposes:

●	The Bank determines the recoverable amount of its business segments on the basis of value in use by employing a Discounted Cash Flows (“DCF”) valuation model. The DCF model determines the present value of the estimated future earnings that would be distributed to shareholders in the way of dividens, once satisfied the capital regulatory requirements.

●	For purposes of the goodwill impairment testing, the DCF model considers earnings projections for a ten-year period, which is deemed as the period in which the Bank is able to achieve the goals set in its long-term business strategy.

●	Earnings projections result from business growth, particularly associated with projected expansion rates for the local economy, the industry’s loan book and the Bank’s strategic goals. Then, based on historical data and a linear regression analysis, the Bank determines a loan growth multiplier (in real terms) over GDP growth for the local economy. This multiplier is expected to return to normal levels, after the downturn prompted by the COVID-19 and the second round effects of one-time policies adopted in order to deal with the pandemic. Accordingly, the loan growth multiplier would achieve 1.60 times since 2028.

●	Following the estimated growth rates for the Chilean economy (measured as GDP) and the banking industry in terms of loans to customers, expansion rates of the Bank’s loan book are determined by considering the achievement of the Bank’s long-term strategic goals. Therefore, real growth rates are considered to be slightly higher than the industry rates within the ten-year period, assuming that a market share of 16.8% is achieved at year four and remains unchanged afterwards.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Intangible Assets, continued:

(e)	Impairment testing of Goodwill, continued:

●

For purposes of business segments valuation, the DCF model considers discount rates that are determined by carrying out a linear regression analysis based on historical data of daily stock returns for the Bank and the market portfolio (IGPA index in Chile). In order to do this, an index linear model is applied, which is widely used in finance for these purposes. After estimating the model parameters (alpha and beta), the Capital Asset Pricing Model (“CAPM”) is utilized to determine the cost of equity or discount rate for shareholders’ cash flows. When using CAPM, a 8.9% nominal discount rate is computed by assuming long-term scenarios for market risk premium and the latest available data (December 2022) for both inflation and long-term risk-free rate. We also use alternative methods, such as historical return-on-market-equity (net income over market capitalization) and implied return-on-equity from price-to-earnings ratios projected by market analysts. Based on these methods, we compute discount rates of 9.1% by using the return-on-market-equity and 9.8% by means of the projected price-to-earnings ratio. By using such evidence, the Bank determined a real cost of equity of 9.0% as a baseline scenario for discount rates used for valuation purposes. The Bank also carries out a sensitivity analysis by setting discounts rates of 8.0% and 10.0%.

(f)	Annual goodwill impairment test:

The annual goodwill impairment tests for the years ended December 31, 2023 and 2022 did not result in an impairment loss on the goodwill of the Bank’s business segments as their economic values were higher than their carrying amounts.

(g)	Restrictions:

Banco de Chile and its subsidiaries have no restrictions on intangible assets as of December 31, 2023 and 2022. Additionally, no intangible assets have been pledged as collateral to secure the fulfillment of any financial obligation. Moreover, there are no amounts owed by the Bank on intangible assets as of the aforementioned dates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

14.	Property and Equipment:

(a)	The properties and equipment as of December 31, 2023 and 2022 are composed as follows:

	Useful Life		Average remaining depreciation		Gross balance		Accumulated Depreciation		Net balance
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
	Years	Years	Years	Years	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Type of property and equipment:
Land and Buildings	25	25	18	18	322,766	316,968	(165,286)	(157,810)	157,480	159,158
Equipment	5	5	3	3	256,933	246,706	(221,083)	(203,136)	35,850	43,570
Others	7	7	4	4	61,118	58,890	(52,791)	(51,494)	8,327	7,396
Total					640,817	622,564	(439,160)	(412,440)	201,657	210,124

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

14.	Property and Equipment, continued:

(b)	As of December 31, 2023 and 2022, this account and its changes are detailed as follows:

	December 2023
	Land and Buildings	Equipment	Others	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2023	316,968	246,706	58,890	622,564
Additions	10,277	11,136	3,338	24,751
Write-downs and sales of the year	(4,479)	(906)	(1,110)	(6,495)
Impairment (**) (***)	—	(3)	—	(3)
Total	322,766	256,933	61,118	640,817

Accumulated Depreciation
Balance as of January 1, 2023	(157,810)	(203,136)	(51,494)	(412,440)
Depreciation of the year (*)	(9,295)	(18,733)	(2,365)	(30,393)
Write-downs and sales of the year	1,819	786	1,068	3,673
Total	(165,286)	(221,083)	(52,791)	(439,160)

Balance as of December 31, 2023	157,480	35,850	8,327	201,657

	December 2022
	Land and Buildings	Equipment	Others	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2022	311,279	243,757	56,582	611,618
Additions	6,041	9,823	2,842	18,706
Write-downs and sales of the year	(352)	(6,901)	(498)	(7,751)
Transfers	—	36	(36)	—
Impairment (**)	—	(9)	—	(9)
Total	316,968	246,706	58,890	622,564

Accumulated Depreciation
Balance as of January 1, 2022	(148,645)	(191,334)	(49,319)	(389,298)
Reclassification	—	—	—	—
Depreciation of the year (*)	(9,228)	(18,650)	(2,701)	(30,579)
Write-downs and sales of the year	63	6,884	490	7,437
Transfers	—	(36)	36	—
Total	(157,810)	(203,136)	(51,494)	(412,440)

Balance as of December 31, 2022	159,158	43,570	7,396	210,124

(*)	See Note No. 37 about Depreciation and Amortization.

(**)	See Note No. 38 Impairment of non-financial assets.

(***)	Does not include provision for write-off of Property for Ch$1,751 million.

(c)	As of December 31, 2023, the Bank records Ch$3,395 million (Ch$5,554 million as of December 31, 2022) in assets under construction.

(d)	As of December 31, 2023 and 2022, there are no restrictions on the properties and equipment of the Bank and its subsidiaries. Furthermore, there are no properties and equipment held as collateral for the fulfillment of obligations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

15.	Right-of-use assets and Lease liabilities:

(a)	The composition of the rights over leased assets as of December 31, 2023 and 2022 is as follows:

	Gross Balance		Accumulated Depreciation		Net Balance
	2023	2022	2023	2022	2023	2022
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Categories
Buildings	145,849	144,482	(75,361)	(64,352)	70,488	80,130
Floor space for ATMs	33,060	43,492	(2,669)	(35,735)	30,391	7,757
Improvements to leased properties	30,426	28,595	(22,416)	(21,561)	8,010	7,034
Total	209,335	216,569	(100,446)	(121,648)	108,889	94,921

(b)	The changes of the rights over leased assets as of December 31, 2023 and 2022 is as follows:

	2023
	Buildings	Floor space for ATMs	Improvements to leased properties	Total
	MCh$	MCh$	MCh$	MCh$

Gross Balance
Balance as of January 1, 2023	144,482	43,492	28,595	216,569
Additions	16,790	31,033	1,993	49,816
Write-downs	(14,935)	(42,821)	(162)	(57,918)
Remeasurement	(488)	(392)	—	(880)
Other incremental	—	1,748	—	1,748
Total	145,849	33,060	30,426	209,335

Accumulated Depreciation
Balance as of January 1, 2023	(64,352)	(35,735)	(21,561)	(121,648)
Depreciation of the year (*)	(21,459)	(9,736)	(1,017)	(32,212)
Write-downs	10,450	42,802	162	53,414
Total	(75,361)	(2,669)	(22,416)	(100,446)

Balance as of December 31, 2023	70,488	30,391	8,010	108,889

(*)	See Note No.37 Depreciation and Amortization.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

15.	Right-of-use assets and Lease liabilities, continued:

	2022
	Buildings	Floor space for ATMs	Improvements to leased properties	Total
	MCh$	MCh$	MCh$	MCh$

Gross Balance
Balance as of January 1, 2022	124,978	42,051	26,066	193,095
Additions	23,930	2,819	2,529	29,278
Write-downs	(4,296)	(1,002)	—	(5,298)
Remeasurement	(130)	(376)	—	(506)
Total	144,482	43,492	28,595	216,569

Accumulated Depreciation
Balance as of January 1, 2022	(46,743)	(25,566)	(20,598)	(92,907)
Depreciation of the year (*)	(19,636)	(11,168)	(963)	(31,767)
Write-downs	2,027	999	—	3,026
Total	(64,352)	(35,735)	(21,561)	(121,648)

Balance as of December 31, 2022	80,130	7,757	7,034	94,921

(*)	See Note No. 37 Depreciation and Amortization.

(c)	The future maturities (including unearned interest) of the lease liabilities as of December 31, 2023 and 2022:

	December 2023
		Up to	Over 1 month and up to	Over 3 months and up to	Over 1 year and up to	Over 3 years and up to	Over
	Demand MCh$	1 month MCh$	3 months MCh$	12 months MCh$	3 years MCh$	5 years MCh$	5 years MCh$	Total MCh$
Lease associated to:
Buildings	—	1,737	3,429	12,412	25,178	18,205	15,945	76,906
ATMs	—	641	1,275	5,538	13,932	11,449	15	32,850
Total	—	2,378	4,704	17,950	39,110	29,654	15,960	109,756

	December 2022
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Lease associated to:
Buildings	—	1,869	3,672	15,954	30,707	19,172	21,533	92,907
ATMs	—	1,098	2,176	4,684	1,138	206	79	9,381
Total	—	2,967	5,848	20,638	31,845	19,378	21,612	102,288

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

15.	Right-of-use assets and Lease liabilities, continued:

The Bank and its subsidiaries maintain contracts with certain renewal options and for which there is reasonable certainty that said option shall be carried out. In such cases, the lease period used to measure the liability and assets corresponds to an estimate of future renewals.

(d)	The changes of the obligations for lease liabilities and the flows for the years 2023 and 2022 are as follows:

Total cash flow for the year
MCh$
Lease liability
Balances as of January 1, 2022	95,670
Liabilities for new lease agreements	16,559
Interest accrued expenses	1,865
Payments of capital and interests	(32,375)
Remeasurement	(506)
Derecognized contracts	(2,020)
Readjustments	10,176
Balances as of December 31, 2022	89,369
Liabilities for new lease agreements	43,931
Interest accrued expenses	1,980
Payments of capital and interests	(32,084)
Remeasurement	(880)
Derecognized contracts	(4,714)
Readjustments	3,878
Balances as of December 31, 2023	101,480

(e)	The future cash flows related to short-term lease agreements in effect as of December 31, 2023 correspond to Ch$4,799 million (Ch$3,483 million as of December 31, 2022).

(f)	As of December 31, 2023, the minimum future rental income to be received from operating leases amounts to Ch$15,723 million (Ch$14,578 million as of December 31, 2022).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

16.	Current tax and deferred taxes:

(a)	Current Tax:

The Bank and its subsidiaries at the end of each year, have constituted a First Category Income Tax Provision, which was determined based on current tax regulations, and has been reflected in the Statement of Financial Position net of taxes to be recovered or payable, as applicable, as of December 31, 2023 and 2022, according to the following detail:

	2023	2022
	MCh$	MCh$
Income taxes	298,877	311,532
Less:
Monthly prepaid taxes	(429,554)	(492,990)
Credit for training expenses	(2,300)	(2,216)
Other	(7,409)	(2,795)
Total tax (receivable) payable, net	(140,386)	(186,469)

Tax Rate	27.00%	27.00%

	2023	2022
	MCh$	MCh$
Current tax assets	141,194	187,401
Current tax liabilities	(808)	(932)
Total tax receivable (payable), net	140,386	186,469

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

16.	Current tax and deferred taxes, continued:

(b)	Income Tax:

The Bank’s tax expense recorded for the years ended December 31, 2023, 2022 and 2021 is detailed as follows:

	2023	2022	2021
	MCh$	MCh$	MCh$
Income tax expense:
Current year taxes	268,318	369,711	250,155
Tax from previous period	620	2,931	3,014
Subtotal	268,938	372,642	253,169
(Credit) charge for deferred taxes:
Origin and reversal of temporary differences	44,545	(91,001)	20,163
Subtotal	44,545	(91,001)	20,163
Others	8,631	7,568	2,637
Net charge to income for income taxes	322,114	289,209	275,969

(c)	Reconciliation of effective tax rate:

The following table reconciles the income tax rate to the effective rate applied to determine the Bank’s income tax expense as of December 31, 2023, 2022 and 2021:

	2023		2022		2021
	Tax rate %	MCh$	Tax rate %	MCh$	Tax rate %	MCh$
Income tax calculated on net income before tax	27.00	457,958	27.00	468,453	27.00	359,717
Additions or deductions (*)	(8.04)	(136,285)	(10.93)	(189,722)	(6.27)	(83,587)
Other	0.03	441	0.60	10,478	(0.01)	(161)
Effective rate and income tax expense	18.99	322,114	16.67	289,209	20.72	275,969

(*)	The deductions of the tax rate for 2023, 2022 and 2021 mainly relate to permanent differences between tax and financial accounting rules.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

16.	Current tax and deferred taxes, continued:

(d)	Effect of deferred taxes on income and equity:

The effects of deferred taxes on assets, liabilities and income accounts are detailed as follows:

	Balance as of December 31,	Effect		Balance as of December 31,	Effect		Balance as of December 31,
	2021	Income	OCI	2022	Income	OCI	2023
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Debit differences:
Allowances for loan losses and provision for contingent loans	166,817	46,967	—	213,784	(52,432)	—	161,352
Personnel provision	14,304	5,924	—	20,228	4,176	—	24,404
Staff vacations provisions	9,993	1,146	—	11,139	886	—	12,025
Accrued interest adjustments from impaired loans	5,073	5,232	—	10,305	4,632	—	14,937
Staff severance indemnities provision	345	988	35	1,368	(136)	20	1,252
Provisions of credit card expenses	9,774	(628)	—	9,146	711	—	9,857
Provisions of accrued expenses	12,315	(486)	—	11,829	(1,092)	—	10,737
Adjustment for valuation of investments and equity instruments at fair value through OCI	2,783	—	750	3,533	—	(3,256)	277
Leasing	52,019	37,802	—	89,821	13,531	—	103,352
Incomes received in advance	12,368	(3,356)	—	9,012	(3,863)	—	5,149
Exchange rate difference	4,619	(4,619)	—	—	—	—	—
Property and equipment valuation difference	—	403	—	403	2,473	—	2,876
Other adjustments	33,660	(1,278)	—	32,382	(1,060)	—	31,322
Total Debit Differences	324,070	88,095	785	412,950	(32,174)	(3,236)	377,540

Credit differences:
Intangible	15,897	1,068	—	16,965	7,745	—	24,710
Property and equipment valuation difference	6,174	(6,174)	—	—	—	—	—
Transitory assets	6,958	995	—	7,953	921	—	8,874
Loans accrued to effective rate	2,437	4	—	2,441	43	—	2,484
Prepaid expenses	5,668	(2,980)	—	2,688	8,197	—	10,885
Exchange rate difference	—	3,406	—	3,406	(1,770)	—	1,636
Activated bond placement expense	6,444	(634)	—	5,810	(553)	—	5,257
Other adjustments	4,092	1,409	—	5,501	(2,212)	(1)	3,288
Total Credit Differences	47,670	(2,906)	—	44,764	12,371	(1)	57,134
Total Debit (Credit), net	276,400	91,001	785	368,186	(44,545)	(3,235)	320,406

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.	Other Assets:

As of December 31, 2023 and 2022, other assets are detailed as follows:

	2023	2022
	MCh$	MCh$
Cash collateral provided for derivative financial transactions	324,899	314,301
Debtors from brokerage of financial instruments	254,360	128,286
Accounts receivable from the General Treasury of the Republic and other fiscal organizations	229,682	59,304
Assets to be leased out as lessor (*)	157,980	94,925
Accounts receivable from third parties	99,416	131,608
Prepaid expenses	67,804	39,744
Income from regular activities from contracts with customers	13,832	6,472
Investment properties (**)	11,763	12,120
Pending transactions	3,330	3,058
Other provided cash collateral	3,323	5,299
Accumulated impairment in respect of other assets receivable	(618)	(882)
Other Assets	20,242	19,882
Total	1,186,013	814,117

(*)	Correspond to fixed assets to be delivered under the financial lease modality.

Estimated useful lives applied by the Bank are presented in Note No. 2(m) Property and equipment.

(**)	As of December 31, 2023, the fair value of the investment properties held by the Bank is Ch$61,041 million (Ch$58,721 million as of December 31, 2022).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

18.	Non-current assets and disposal groups held for sale and Liabilities included in disposal groups for sale:

(a)	At the end of each year, the item is composed as follows:

	2023	2022
	MCh$	MCh$
Assets received in lieu of payment or awarded at judicial sale (*)
Assets awarded in judicial auction	20,012	10,006
Assets received in lieu of payment	5,912	4,065
Provision for assets received in lieu of payment or awarded	(2,022)	(1,042)

Non-current assets for sale
Investments in other companies	—	—
Assets for recovery of assets transferred in financial leasing operations	1,555	744

Disposal groups held for sale	—	—
Total	25,457	13,773

(*)	Assets received in lieu of payment refer to assets accepted as payment for past-due or written-off debts owed by customers. The assets acquired in this manner does not exceed 20% of the Bank’s effective equity.

(b)	The changes of the provision for assets received in lieu of payment during the periods 2023 and 2022 are as follows:

Provision for assets received in lieu of payment	MCh$

Balance as of January 1, 2022	1,020
Provisions used	(641)
Provisions established	663
Provisions released	—
Balance as of December 31, 2022	1,042
Provisions used	(1,032)
Provisions established	2,012
Provisions released	—
Balance as of December 31, 2023	2,022

(c)	The Bank does not present liabilities included in the disposal group for sale during the years 2023 and 2022.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

19.	Financial liabilities held for trading at fair value through profit or loss:

The item detail is as follows:

	2023	2022
	MCh$	MCh$

Financial derivative contracts	2,196,116	3,101,469
Other financial instruments	2,305	6,271
Total	2,198,421	3,107,740

a)	As of December 31, 2023 and 2022, the Bank maintains the following debt portfolio of derivative instruments:

	Notional amount of contract with final expiration date in
	Demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 year and up to 5 years		Over 5 years		Total		Fair value Liabilities
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Currency forward	—	—	3,939,379	3,785,602	2,316,619	2,178,784	2,458,194	3,562,216	283,291	589,336	3,590	—	—	—	9,001,073	10,115,938	221,626	535,630
Interest rate swap	—	—	512,235	1,905,526	1,843,294	1,837,023	6,210,930	5,208,401	6,735,372	5,173,535	3,815,430	3,743,709	4,322,545	4,398,123	23,439,806	22,266,317	817,501	1,248,414
Interest rate swap and cross currency swap	—	—	101,948	307,672	404,210	584,427	1,201,167	1,327,828	3,331,601	3,271,782	1,712,666	1,872,025	2,845,087	2,844,395	9,596,679	10,208,129	1,152,057	1,311,871
Call currency options	—	—	3,887	17,387	13,859	18,726	10,051	26,020	—	—	—	—	—	—	27,797	62,133	1,061	1,665
Put currency options	—	—	4,181	20,572	51,284	27,620	124,029	27,610	19,566	—	—	—	—	—	199,060	75,802	3,871	3,889
Total	—	—	4,561,630	6,036,759	4,629,266	4,646,580	10,004,371	10,152,075	10,369,830	9,034,653	5,531,686	5,615,734	7,167,632	7,242,518	42,264,415	42,728,319	2,196,116	3,101,469

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

20.	Financial liabilities at amortized cost:

The item detail is as follows:

	2023	2022
	MCh$	MCh$

Current accounts and other demand deposits	13,670,793	13,592,155
Saving accounts and time deposits	15,538,196	14,358,987
Obligations by repurchase agreements and securities lending	157,173	216,264
Borrowings from financial institutions	5,360,715	5,397,676
Debt financial instruments issued	9,360,065	9,267,947
Other financial obligations	339,305	344,030
Total	44,426,247	43,177,059

(a)	Current accounts and other demand deposits:

As of December 31, 2023 and 2022, the composition of current accounts and other demand deposits is as follows:

	2023	2022
	MCh$	MCh$
Current accounts	11,025,685	11,172,137
Other demand obligations	1,573,962	1,375,631
Demand deposits accounts	625,923	657,057
Other demand deposits	445,223	387,330
Total	13,670,793	13,592,155

(b)	Saving accounts and time deposits:

As of December 31, 2023 and 2022, the composition of saving accounts and time deposits is as follows:

	2023	2022
	MCh$	MCh$
Time deposits	14,979,565	13,723,090
Term savings accounts	355,725	407,745
Other term balances payable	202,906	228,152
Total	15,538,196	14,358,987

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

20.	Financial liabilities at amortized cost, continued:

(c)	Obligations by repurchase agreements and securities lending:

The Bank obtains financing by selling financial instruments and agreeing to repurchase them in the future, plus interest at a prefixed rate. As of December 31, 2023 and 2022, the repurchase agreements are the following:

	2023	2022
	MCh$	MCh$
Transaction with domestic banks
Repurchase agreements with other banks	—	—
Repurchase agreements with the Central Banks of Chile	—	—
Obligations from securities lending	—	—

Transaction with foreign banks
Repurchase agreements with other banks	—	—
Repurchase agreements with foreign Central Banks	—	—
Obligations from securities lending	—	—

Transaction with other domestic entities
Repurchase agreements	157,173	216,264
Obligations from securities lending	—	—

Transaction with other foreign entities
Repurchase agreements	—	—
Obligations from securities lending	—	—

Total	157,173	216,264

The fair value of the financial instruments delivered as collateral by the Bank and its subsidiaries, in sales transactions with repurchase agreement and securities lending as of December 31, 2023 amounts to Ch$157,089 million (Ch$215,781 million in December 2022). In the event that the Bank and its subsidiaries enter into default or bankruptcy, the counterparty is authorized to sell or deliver these investments as collateral.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

20.	Financial liabilities at amortized cost, continued:

(d)	Borrowings from Financial Institutions:

As of December 31, 2023 and 2022, borrowings from financial institutions are detailed as follows:

	2023	2022
	MCh$	MCh$

Domestic banks
Banco Santander	—	2,699
Subtotal domestic banks	—	2,699

Foreign banks
Foreign trade financing
Bank of New York Mellon	218,686	77,846
Bank of America	142,113	80,509
Standard Chartered Bank	119,794	81,828
Zurcher Kantonalbank	92,704	—
HSBC Bank	87,602	85,153
Citibank N.A. United State	51,297	69,810
Caixabank S.A.	48,918	—
Wells Fargo Bank	42,117	231,311
Commerzbank AG	40,766	348
Bank of Nova Scotia	—	142,787
Industrial and Commercial Bank of China	—	1,280
Others	92	—

Borrowings and other obligations
Wells Fargo Bank	132,523	149,944
Citibank N.A. United State	35,345	108,017
Commerzbank AG	117	110
Standard Chartered Bank	—	14,281
Deutsche Bank AG	—	3,179
Others	60	53
Subtotal foreign banks	1,012,134	1,046,456

Chilean Central Bank (*)	4,348,581	4,348,521

Total	5,360,715	5,397,676

(*)	Financing provided by the Chilean Central Bank to deliver liquidity to the economy and support the credit flow to households and companies, related to the Conditional Credit Facility to Increase Lending (FCIC by its Spanish initials).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

20.	Financial liabilities at amortized cost, continued:

(e)	Debt financial instruments issued:

As of December 31, 2023 and 2022, the composition of debt financial instruments issued as follows:

	2023	2022
	MCh$	MCh$
Letters of credit
Letters of credit for housing	1,433	2,328
Letters of credit for general purposes	11	49

Bonds
Current Bonds	9,358,621	9,265,570
Mortgage bonds	—	—
Total	9,360,065	9,267,947

During the year ended December 31, 2023 Banco de Chile has placed bonds for Ch$ 1,224,480 million, which corresponds to Short-Term Current Bonds and Long-Term Bonds for amounts of Ch$286,354 and Ch$938,126 million respectively, according to the following details:

Short-term Current Bonds

Counterparty	Currency	Amount MCh$	Annual interest rate %	Issued date	Maturity date
Wells Fargo Bank	USD	39,449	5.65	03/30/2023	08/01/2023
Wells Fargo Bank	USD	39,449	5.65	03/30/2023	07/28/2023
Wells Fargo Bank	USD	40,385	5.60	04/03/2023	10/02/2023
Wells Fargo Bank	USD	40,425	5.56	04/04/2023	09/01/2023
Wells Fargo Bank	USD	42,041	5.85	08/01/2023	02/01/2024
Wells Fargo Bank	USD	42,303	5.75	08/25/2023	11/27/2023
Wells Fargo Bank	USD	42,302	5.85	08/25/2023	01/22/2024
Total		286,354

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

20.	Financial liabilities at amortized cost, continued:

(e)	Debt financial instruments issued, continued:

Long-Term Current Bonds

Serie	Currency	Amount MCh$	Terms Years	Annual interest rate %	Issued date	Maturity date
BCHIGI0322	UF	143,510	12	2.61	01/06/2023	09/01/2035
BCHIDG1116	CLP	9,179	4	6.55	03/16/2023	05/01/2027
BCHIDG1116	CLP	10,604	4	6.55	03/23/2023	05/01/2027
BCHIGG1121	UF	23,889	12	2.50	04/11/2023	05/01/2035
BCHICG0815	UF	18,716	9	2.65	04/28/2023	08/01/2032
BCHIGB0322	UF	16,521	11	2.78	05/18/2023	09/01/2034
BCHICH1215	UF	10,939	9	2.96	06/02/2023	12/01/2032
BCHIGB0322	UF	7,747	11	2.78	06/06/2023	09/01/2034
BCHIBU0815	UF	10,346	6	3.39	06/08/2023	08/01/2029
BCHIBU0815	UF	18,200	6	3.39	06/09/2023	08/01/2029
BCHICE1215	UF	27,024	8	2.94	06/09/2023	12/01/2031
BCHIFW1121	UF	142,385	10	2.89	06/12/2023	05/01/2033
BCHIBU0815	UF	23,372	6	3.26	06/15/2023	08/01/2029
BCHIGB0322	UF	7,217	11	2.78	06/16/2023	09/01/2034
BCHICI0815	UF	5,658	10	3.04	08/01/2023	02/01/2033
BCHICI0815	UF	18,388	10	3.35	08/18/2023	02/01/2033
BCHICH1215	UF	8,919	9	3.34	08/24/2023	12/01/2032
BCHIBO0815	UF	22,243	4	3.61	08/25/2023	02/01/2028
BCHIBO0815	UF	48,392	4	3.61	08/29/2023	02/01/2028
BCHICE1215	UF	9,349	8	3.27	08/29/2023	12/01/2031
BCHIFB1021	UF	6,996	6	4.16	11/03/2023	04/01/2029
BCHIFB1021	UF	14,667	6	4.16	11/07/2023	04/01/2029
BCHIEY1021	UF	29,979	5	4.26	11/08/2023	04/01/2028
BCHIFB1021	UF	3,335	6	4.16	11/09/2023	04/01/2029
BCHICI0815	UF	23,720	9	3.90	11/14/2023	02/01/2033
BCHICH1215	UF	6,964	9	3.90	11/14/2023	12/01/2032
BCHIFB1021	UF	22,046	6	4.16	11/15/2023	04/01/2029
BCHICE1215	UF	3,572	8	3.64	11/22/2023	12/01/2031
BCHICE1215	UF	10,748	8	3.60	11/23/2023	12/01/2031
BCHIGH1221	UF	133,306	12	3.67	12/01/2023	06/01/2035
BCHICH1215	UF	14,144	9	3.55	12/05/2023	12/01/2032
BCHICG0815	UF	9,137	9	3.31	12/18/2023	08/01/2032
BCHICH1215	UF	9,113	9	3.21	12/20/2023	12/01/2032
Subtotal		870,325

BOND MXN	MXN	31,968	4	TIE (28 days) + 0.85	06/01/2023	06/03/2027
BOND JPY	JPY	35,833	2	0.75	06/08/2023	06/16/2025
Subtotal other currencies		67,801
Total		938,126

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

20.	Financial liabilities at amortized cost, continued:

(e)	Debt financial instruments issued, continued:

During the year ended December 31, 2022 Banco de Chile has placed bonds for Ch$1,355,816 million, which corresponds to Short-Term Current Bonds and Long-Term Bonds for amounts of Ch$215,249 and Ch$1,140,567 million respectively, according to the following details:

Short-term Bonds

Counterparty	Currency	Amount MCh$	Annual interest rate %	Issued date	Maturity date
Wells Fargo Bank	USD	17,065	1.61	05/18/2022	08/16/2022
Wells Fargo Bank	USD	41,944	1.61	05/19/2022	08/17/2022
Citibank N.A.	USD	8,379	2.25	05/20/2022	11/21/2022
Citibank N.A.	USD	5,028	1.60	05/20/2022	08/22/2022
Wells Fargo Bank	USD	28,702	2.35	06/06/2022	12/06/2022
Citibank N.A.	USD	1,652	2.25	06/09/2022	12/09/2022
Wells Fargo Bank	USD	85,779	5.40	12/13/2022	06/12/2023
Wells Fargo Bank	USD	26,700	5.00	12/19/2022	03/16/2023
Total		215,249

Long-Term Current Bonds

Serie	Currency	Amount MCh$	Terms Years	Annual interest rate %	Issued date	Maturity date
BCHIBS0815	UF	15,707	14	3.00	01/05/2022	01/05/2036
BCHIBS0815	UF	15,719	14	3.06	01/20/2022	01/20/2036
BCHICF0815	UF	65,738	17	2.65	03/01/2022	03/01/2039
BCHICP0815	UF	65,883	19	2.80	03/01/2022	03/01/2041
BCHIBS0815	UF	32,583	14	2.60	03/17/2022	03/17/2036
BCHICQ1015	UF	69,443	19	3.20	11/02/2022	11/02/2041
BCHICN0815	UF	69,802	19	3.20	11/02/2022	11/02/2041
BCHICO1215	UF	70,178	19	3.20	11/02/2022	11/02/2041
BCHICK0815	UF	73,568	18	3.20	11/14/2022	11/14/2040
BCHICM1215	UF	18,618	18	3.20	11/18/2022	11/18/2040
BCHIDV1116	UF	9,305	11	4.40	11/21/2022	11/21/2033
BCHIDV1116	UF	37,271	11	4.40	11/22/2022	11/22/2033
BCHIBU0815	UF	20,003	14	3.00	12/02/2022	12/02/2036
BCHIDU0716	UF	36,536	11	4.40	12/02/2022	12/02/2033
BCHICM1215	UF	9,453	18	3.20	12/05/2022	12/05/2040
BCHICM1215	UF	46,318	18	3.20	12/07/2022	12/07/2040
BCHICL1015	UF	74,421	18	3.20	12/07/2022	12/07/2040
BCHIGJ0522	UF	141,320	13	2.70	12/07/2022	12/07/2035
BCHICJ1215	UF	25,912	18	3.20	12/12/2022	12/12/2040
BCHICJ1215	UF	48,099	18	3.20	12/13/2022	12/13/2040
BCHIGK1221	UF	143,020	14	2.70	12/22/2022	12/22/2036
Subtotal UF		1,088,897

BOND PEN	PEN	51,670	20	8.65	03/09/2022	03/09/2042
Subtotal other currencies		51,670
Total		1,140,567

As of December 31, 2023 and 2022, the Bank has not presented defaults in the payment of principal and interest on its debt instruments. Likewise, there have been no breaches of covenants and other commitments associated with the debt instruments issued.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

20.	Financial liabilities at amortized cost, continued:

(f)	Other Financial Obligations:

As of December 31, 2023 and 2022, the composition of other financial obligations as follows:

	2023	2022
	MCh$	MCh$

Other Chilean financial obligations	339,281	343,927
Other financial obligations with the Public sector	24	103
Total	339,305	344,030

21.	Regulatory capital financial instruments:

a)	At the end of each period, this item is composed as follows:

	2023	2022
	MCh$	MCh$
Subordinated bonds
Subordinated bonds with transitory recognition	—	—
Subordinated bonds	1,039,814	1,010,905
Bonds with no fixed term of maturity	—	—
Preferred stock	—	—
Total	1,039,814	1,010,905

b)	Issuances of regulatory capital financial instruments in the year:

As of December 31, 2023 and 2022, no issues of regulatory capital financial instruments have been made.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

21.	Regulatory capital financial instruments, continued:

c)	Changes in regulatory capital financial instruments:

	Subordinated bonds MCh$	Bonds with no maturity	Preferred shares

Balance as of January 1, 2022	917,510	—	—
Emissions made	—	—	—
Transaction costs	—	—	—
Transaction costs amortization	—	—	—
Accrued interest	31,271	—	—
Acquisition or redemption by the issuer	—	—	—
Modification of the issuance conditions	—	—	—
Interest and UF indexation payments to the holder	(42,866)	—	—
Principal payments to the holder	(15,184)	—	—
Accrued UF indexation	120,174	—	—
Exchange rate differences	—	—	—
Depreciation	—	—	—
Reappraisal	—	—	—
Expiration	—	—	—
Conversion to common shares	—	—	—
Balance as of December 31, 2022	1,010,905	—	—

Balance as of January 1, 2023	1,010,905	—	—
Emissions made	—	—	—
Transaction costs	—	—	—
Transaction costs amortization	—	—	—
Accrued interest	34,903	—	—
Acquisition or redemption by the issuer	—	—	—
Modification of the issuance conditions	—	—	—
Interest and UF indexation payments to the holder	(41,541)	—	—
Principal payments to the holder	(10,658)	—	—
Accrued UF indexation	46,205	—	—
Exchange rate differences	—	—	—
Depreciation	—	—	—
Reappraisal	—	—	—
Expiration	—	—	—
Conversion to common shares	—	—	—
Balance as of December 31, 2023	1,039,814	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

21.	Regulatory capital financial instruments, continued:

d)	Below is the detail of the subordinated bonds due as of December 31, 2023 and 2022:

December 2023
Serie	Currency	Issuance currency amount	Interest rate %	Registration date	Maturity date	Balance due MCh$

C1	UF	300,000	7.5	12/06/1999	01/01/2030	5,211
C1	UF	200,000	7.4	12/06/1999	01/01/2030	3,478
C1	UF	530,000	7.1	12/06/1999	01/01/2030	9,284
C1	UF	300,000	7.1	12/06/1999	01/01/2030	5,258
C1	UF	50,000	6.5	12/06/1999	01/01/2030	889
C1	UF	450,000	6.6	12/06/1999	01/01/2030	8,000
D1	UF	2,000,000	3.6	06/20/2002	04/01/2026	16,207
F	UF	1,000,000	5.0	11/28/2008	11/01/2033	35,658
F	UF	1,500,000	5.0	11/28/2008	11/01/2033	53,488
F	UF	759,000	4.5	11/28/2008	11/01/2033	28,118
F	UF	241,000	4.5	11/28/2008	11/01/2033	8,928
F	UF	4,130,000	4.2	11/28/2008	11/01/2033	155,976
F	UF	1,000,000	4.3	11/28/2008	11/01/2033	37,766
F	UF	70,000	4.2	11/28/2008	11/01/2033	2,652
F	UF	4,000,000	3.9	11/28/2008	11/01/2033	155,816
F	UF	2,300,000	3.8	11/28/2008	11/01/2033	89,943
G	UF	600,000	4.0	11/29/2011	11/01/2036	21,703
G	UF	50,000	4.0	11/29/2011	11/01/2036	1,809
G	UF	80,000	3.9	11/29/2011	11/01/2036	2,914
G	UF	450,000	3.9	11/29/2011	11/01/2036	16,406
G	UF	160,000	3.9	11/29/2011	11/01/2036	5,833
G	UF	1,000,000	2.7	11/29/2011	11/01/2036	41,234
G	UF	300,000	2.7	11/29/2011	11/01/2036	12,371
G	UF	1,360,000	2.6	11/29/2011	11/01/2036	56,249
J	UF	1,400,000	1.0	11/29/2011	11/01/2042	75,690
J	UF	1,500,000	1.0	11/29/2011	11/01/2042	81,211
J	UF	1,100,000	1.0	11/29/2011	11/01/2042	59,989
I	UF	900,000	1.0	11/29/2011	11/01/2040	47,733
				Total subordinated bonds due		1,039,814

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

21.	Regulatory capital financial instruments, continued:

December 2022
Serie	Currency	Issuance currency amount	Interest rate %	Registration date	Maturity date	Balance due MCh$

C1	UF	300,000	7.5	12/06/1999	01/01/2030	5,553
C1	UF	200,000	7.4	12/06/1999	01/01/2030	3,707
C1	UF	530,000	7.1	12/06/1999	01/01/2030	9,906
C1	UF	300,000	7.1	12/06/1999	01/01/2030	5,610
C1	UF	50,000	6.5	12/06/1999	01/01/2030	951
C1	UF	450,000	6.6	12/06/1999	01/01/2030	8,555
D2	UF	1,600,000	4.3	06/20/2002	04/01/2023	2,820
D2	UF	400,000	4.3	06/20/2002	04/01/2023	705
D1	UF	2,000,000	3.6	06/20/2002	04/01/2026	21,279
F	UF	1,000,000	5.0	11/28/2008	11/01/2033	33,930
F	UF	1,500,000	5.0	11/28/2008	11/01/2033	50,895
F	UF	759,000	4.5	11/28/2008	11/01/2033	26,835
F	UF	241,000	4.5	11/28/2008	11/01/2033	8,521
F	UF	4,130,000	4.2	11/28/2008	11/01/2033	149,084
F	UF	1,000,000	4.3	11/28/2008	11/01/2033	36,098
F	UF	70,000	4.2	11/28/2008	11/01/2033	2,535
F	UF	4,000,000	3.9	11/28/2008	11/01/2033	149,314
F	UF	2,300,000	3.8	11/28/2008	11/01/2033	86,214
G	UF	600,000	4.0	11/29/2011	11/01/2036	20,686
G	UF	50,000	4.0	11/29/2011	11/01/2036	1,724
G	UF	80,000	3.9	11/29/2011	11/01/2036	2,778
G	UF	450,000	3.9	11/29/2011	11/01/2036	15,645
G	UF	160,000	3.9	11/29/2011	11/01/2036	5,563
G	UF	1,000,000	2.7	11/29/2011	11/01/2036	39,616
G	UF	300,000	2.7	11/29/2011	11/01/2036	11,885
G	UF	1,360,000	2.6	11/29/2011	11/01/2036	54,050
J	UF	1,400,000	1.0	11/29/2011	11/01/2042	73,326
J	UF	1,500,000	1.0	11/29/2011	11/01/2042	78,679
J	UF	1,100,000	1.0	11/29/2011	11/01/2042	58,137
I	UF	900,000	1.0	11/29/2011	11/01/2040	46,304
				Total subordinated bonds due		1,010,905

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.	Provision for dividends:

As of December 31, 2023 and 2022, this item is composed as follows:

	2023	2022
	MCh$	MCh$

Provisions for dividends	373,090	422,830
Total	373,090	422,830

(a)	The changes at the end of each period are as follows:

	Provisions for dividends	Total
	MCh$	MCh$

Balances as of January 1, 2022	237,877	237,877
Provisions established	422,830	422,830
Provisions used	(237,877)	(237,877)
Provisions released	—	—
Balances as of December 31, 2022	422,830	422,830
Provisions established	373,090	373,090
Provisions used	(422,830)	(422,830)
Provisions released	—	—
Balances as of December 31, 2023	373,090	373,090

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

23.	Provisions for contingent loans credit risk:

As of December 31, 2023 and 2022, for credit risk for contingent loans is composed as follows:

	Outstanding exposure		ECL
	2023	2022	2023	2022
	MCh$	MCh$	MCh$	MCh$
Warranty by endorsement and sureties	351,531	348,774	1,576	8,690
Confirmed foreign letters of credit	83,392	120,971	43	107
Issued foreign letters of credit	267,212	303,224	285	468
Performance guarantees	2,640,297	2,697,608	20,565	24,205
Undrawn credit lines	10,084,458	9,347,863	66,747	109,849
Other commitments	120,545	72,355	424	170
Total	13,547,435	12,890,795	89,640	143,489

a)	The changes of provisions for credit risk for contingent loans is as follows:

	Provisions for credit risk for contingent loans	Total
	MCh$	MCh$
Balances as of January 1, 2022	93,049	93,049
Provisions established	51,218	51,218
Provisions used	—	—
Provisions released	—	—
Foreign exchange adjustments	(778)	(778)
Balances as of December 31, 2022	143,489	143,489
Provisions established	—	—
Provisions used	—	—
Provisions released	(53,875)	(53,875)
Foreign exchange adjustments	26	26
Balances as of December 31, 2023	89,640	89,640

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

23.	Provisions for contingent loans credit risk, continued:

(b)	Impairment losses on contingent loan risks:

An analysis of changes in the gross carrying amount and the corresponding provision for ECL of contingent loans credit risk is as follow:

The table below shows the credit quality and the maximum exposure to credit risk based on the Bank’s internal credit rating system and year-end stage classification as of December 31, 2023 and 2022.

	As of December 31, 2023							As of December 31, 2022
	Stage 1		Stage 2		Stage 3			Stage 1		Stage 2		Stage 3
	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Total MCh$	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Total MCh$
Normal	4,775,026	8,422,110	16,665	254,564	—	—	13,468,365	4,622,212	7,908,219	7,494	223,861	—	—	12,761,786
Substandard	—	—	51,625	—	—	—	51,625	—	—	99,058	—	—	—	99,058
Non-complying	—	—	—	—	18,861	8,584	27,445	—	—	—	—	17,709	12,242	29,951
Total	4,775,026	8,422,110	68,290	254,564	18,861	8,584	13,547,435	4,622,212	7,908,219	106,552	223,861	17,709	12,242	12,890,795

An analysis of changes in the outstanding exposures and corresponding provision for ECL during the 2023 and 2022 periods are as follows:

	Stage 1				Stage 2				Stage 3
	Individual		Group		Individual		Group		Individual		Group		Total
	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$
Outstanding exposure as of January 1, 2023	4,622,212	13,964	7,908,219	101,406	106,552	16,785	223,861	1,724	17,709	3,654	12,242	5,956	12,890,795	143,489
Net change on exposures	134,675	(3,390)	532,694	(36,053)	(37,786)	(4,364)	(67,851)	(1,166)	(6,624)	(3,062)	(6,297)	(1,003)	548,811	(49,038)
Transfer to Stage 1	125,611	6,860	724,027	8,188	(125,550)	(6,811)	(719,174)	(5,503)	(61)	(49)	(4,853)	(2,685)	—	—
Transfer to Stage 2	(134,046)	(381)	(819,344)	(8,505)	134,146	450	819,755	8,712	(100)	(69)	(411)	(207)	—	—
Transfer to Stage 3	(505)	(1)	(3,613)	(46)	(7,409)	(1,161)	(4,232)	(385)	7,914	1,162	7,845	431	—	—
Impact on year-end ECL of exposures transferred between stages during the year	—	(6,476)	—	(2,110)	—	1,382	—	(2,001)	—	3,769	—	1,482	—	(3,954)
Refinements to models used for calculation	—	1,862	—	(4,016)	—	231	—	979	—	—	—	61	—	(883)
Foreign exchange adjustments	27,079	26	80,127	229	(1,663)	(270)	2,205	4	23	12	58	25	107,829	26
Total	4,775,026	12,464	8,422,110	59,093	68,290	6,242	254,564	2,364	18,861	5,417	8,584	4,060	13,547,435	89,640

Outstanding exposure as of January 1, 2022	3,748,426	2,436	7,177,851	70,191	853,725	8,326	180,356	1,133	2,460	1,443	23,973	9,520	11,986,791	93,049
Net change on exposures	214,479	1,128	839,792	40,319	(78,696)	11,478	(55,865)	(6)	(7,945)	(5,607)	(8,117)	329	903,648	47,641
Transfer to Stage 1	925,857	6,118	645,325	6,910	(925,839)	(6,111)	(641,386)	(4,671)	(18)	(7)	(3,939)	(2,239)	—	—
Transfer to Stage 2	(276,330)	(144)	(734,821)	(9,417)	276,428	190	744,092	12,982	(98)	(46)	(9,271)	(3,565)	—	—
Transfer to Stage 3	(227)	—	(5,741)	(76)	(23,096)	(1,359)	(3,933)	(30)	23,323	1,359	9,674	106	—	—
Impact on year-end ECL of exposures transferred between stages during the year	—	(2,576)	—	588	—	411	—	(7,573)	—	6,649	—	1,749	—	(752)
Refinements to models used for calculation	—	7,231	—	(7,029)	—	4,365	—	(105)	—	(133)	—	—	—	4,329
Foreign exchange adjustments	10,007	(229)	(14,187)	(80)	4,030	(515)	597	(6)	(13)	(4)	(78)	56	356	(778)
Total	4,622,212	13,964	7,908,219	101,406	106,552	16,785	223,861	1,724	17,709	3,654	12,242	5,956	12,890,795	143,489

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.	Other provisions:

As of December 31, 2023 and 2022, this item is composed as follows:

	2023	2022
	MCh$	MCh$
Provisions for obligations of customer loyalty and merit programs	36,242	33,609
Provisions for operational risk	1,514	2,838
Provisions for lawsuits and litigation	—	—
Other provisions for contingencies	264	264
Total	38,020	36,711

(a)	The following table shows the changes in provisions during the year 2023 and 2022:

	Provisions for obligations of customer loyalty and merit programs	Provisions for operational risk	Provisions for lawsuits and litigation	Other provisions for contingencies	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2022	35,937	694	—	264	36,895
Provisions established	—	2,144	—	—	2,144
Provisions used	—	—	—	—	—
Provisions released	(2,328)	—	—	—	(2,328)
Balances as of December 31, 2022	33,609	2,838	—	264	36,711

Balances as of January 1, 2023	33,609	2,838	—	264	36,711
Provisions established	2,633	746	—	—	3,379
Provisions used	—	(1,592)	—	—	(1,592)
Provisions released	—	(478)	—	—	(478)
Balances as of December 31, 2023	36,242	1,514	—	264	38,020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

25.	Employee Benefits:

As of December 31, 2023 and 2022, this item is composed as follows:

	2023	2022
	MCh$	MCh$

Short-term employee benefits	144,455	128,580
Benefits to employees for contract termination	9,677	10,735
Share-based employee benefits	—	—
Total	154,132	139,315

(a)	Short-term employee benefits:

(i)	Compliance bonuses provision:

	2023	2022
	MCh$	MCh$
Balances as of January 1	73,204	53,069
Net provisions established	58,135	66,818
Provisions used	(60,237)	(46,683)
Total	71,102	73,204

(ii)	Vacation provision:

	2023	2022
	MCh$	MCh$
Balances as of January 1	41,257	37,010
Net provisions established	10,250	12,107
Provisions used	(8,250)	(7,860)
Total	43,257	41,257

(iii)	Other benefits provision:

	2023	2022
	MCh$	MCh$
Balances as of January 1	14,119	10,439
Net provisions established	54,366	38,916
Provisions used	(38,389)	(35,236)
Total	30,096	14,119

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

25.	Employee Benefits, continued:

(b)	Benefits to employees for contract termination:

(i)	Changes of the provision for employee benefits due to the termination of the employment contract:

	2023	2022
	MCh$	MCh$
Present value of the obligations at the beginning of the period	10,735	6,446
Increase in provision	1,357	5,817
Benefit paid	(2,490)	(1,658)
Effect of change in actuarial factors	75	130
Total	9,677	10,735

(ii)	Net benefits expenses:

	2023	2022
	MCh$	MCh$
Increase in provisions	881	5,554
Interest cost of benefits obligations	476	263
Effect of change in actuarial factors	75	130
Net benefit expenses	1,432	5,947

(iii)	Factors used in the calculation:

The main assumptions used in the determination of severance indemnity obligations for the Bank’s plan are shown below:

	December 31, 2023	December 31, 2022
	%	%
Discount rate	5.77	5.50
Salary increase rate	5.60	4.80
Payment probability	99.99	99.99

The most recent actuarial valuation of the staff severance indemnities provision was carried out during the fourth quarter of 2023.

(c)	Share-based compensation programs:

As of December 31, 2023 and 2022, the Bank and its subsidiaries do not have a stock-based compensation plan.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.	Other Liabilities:

As of December 31, 2023 and 2022, this item is composed as follows:

	2023	2022
	MCh$	MCh$

Accounts payable to third parties	336,944	379,540
Creditors for intermediation of financial instruments	252,038	131,106
Liability for income from usual activities from contracts with customers	43,877	59,258
Agreed dividends payable	12,075	8,005
Securities to be settled	10,347	27,198
VAT debit	9,286	4,744
Outstanding transactions	1,644	1,208
Other cash guarantees received	456	475
Other liabilities	30,304	32,725
Total	696,971	644,259

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.	Equity:

(a)	Capital

(i)	Authorized, subscribed and paid shares:

As of December 31, 2023, the paid-in capital of Banco de Chile is represented by 101,017,081,114 registered shares (101,017,081,114 in 2022), with no par value, subscribed and fully paid.

	As of December 31, 2023
Corporate Name or Shareholders’s name	Number of Shares	% of Equity Holding

LQ Inversiones Financieras S.A.	46,815,289,329	46.344%
Banco de Chile on behalf of State Street	5,912,541,950	5.853%
Banco Santander on behalf of foreign investors	5,218,796,247	5.166%
Banchile Corredores de Bolsa S.A.	5,093,108,613	5.042%
Inversiones LQ-SM Limitada	4,854,988,014	4.806%
Banco de Chile on behalf of non-resident third parties	4,366,453,313	4.322%
Banco de Chile on behalf of Citibank New York	1,928,215,358	1.909%
Ever Chile SPA	1,888,369,814	1.869%
J P Morgan Chase Bank	1,540,646,308	1.525%
Inversiones Avenida Borgoño SPA	1,190,565,316	1.179%
Ever 1 BAE SPA	1,166,584,950	1.155%
Banco Santander Chile	1,036,254,726	1.026%
Larraín Vial S.A. Corredora de Bolsa	1,031,817,268	1.021%
A.F.P Habitat S.A. for A Fund	599,181,211	0.593%
BCI Corredores de Bolsa S.A.	560,782,315	0.555%
Valores Security S.A. Corredores de Bolsa	516,827,332	0.512%
Inversiones CDP SPA	487,744,912	0.483%
A.F.P Cuprum S.A. for A Fund	486,057,153	0.481%
Santander S.A. Corredores de Bolsa Limitada	477,871,060	0.473%
BTG Pactual Chile S.A. Corredores de Bolsa	456,328,957	0.452%
Subtotal	85,628,424,146	84.766%
Others shareholders	15,388,656,968	15.234%
Total	101,017,081,114	100.000%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.	Equity, continued:

(a)	Capital, continued:

(i)	Authorized, subscribed and paid shares, continued:

	As of December 31, 2022
Corporate Name or Shareholders’s name	Number of Shares	% of Equity Holding
LQ Inversiones Financieras S.A.	46,815,289,329	46.344%
Banco Santander on behalf foreign investors	5,152,721,486	5.101%
Banchile Corredores de Bolsa S.A.	5,136,168,146	5.084%
Inversiones LQ-SM Limitada	4,854,988,014	4.806%
Banco de Chile on behalf State Street	4,578,821,545	4.533%
Banco de Chile on behalf of non-resident third parties	4,469,302,412	4.424%
Banco de Chile on behalf Citibank New York	2,114,554,951	2.093%
Ever Chile SPA	1,888,369,814	1.869%
Inversiones Avenida Borgoño SPA	1,190,565,316	1.179%
Ever 1 BAE SPA	1,166,584,950	1.155%
Larraín Vial S.A. Corredora de Bolsa	992,600,803	0.983%
J P Morgan Chase Bank	912,758,708	0.904%
Banco Santander Chile	727,463,267	0.720%
A.F.P Cuprum S.A. for A Fund	665,713,252	0.659%
A.F.P Habitat S.A. for A Fund	574,953,861	0.569%
BCI Corredores de Bolsa S.A.	520,057,341	0.515%
Valores Security S.A. Corredores de Bolsa	516,590,290	0.511%
Inversiones CDP SPA	487,744,912	0.483%
A.F.P Capital S.A. for A Fund	475,086,799	0.470%
Santander S.A. Corredores de Bolsa Limitada	462,028,745	0.457%
Subtotal	83,702,363,941	82.860%
Others shareholders	17,314,717,173	17.140%
Total	101,017,081,114	100.000%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.	Equity, continued:

(a)	Capital, continued:

(ii)	Shares:

The following table shows the share movements from December 31, 2021 to December 31, 2023:

Total
Ordinary Shares
Total shares as of December 31, 2021	101,017,081,114

Total shares as of December 31, 2022	101,017,081,114

Total shares as of December 31, 2023	101,017,081,114

(b)	Approval and payment of dividends:

At the Bank Ordinary Shareholders’ Meeting held on March 23, 2023, the distribution and payment of dividend No. 211 of Ch$8.58200773490 per share of the Banco de Chile was approved, with charge to the net distributable income for the year ended as of December 31, 2022. The dividends paid in the year 2023 amounted to Ch$866,929 million.

At the Bank Ordinary Shareholders’ Meeting held on March 17, 2022, the distribution and payment of dividend No. 210 of Ch$5.34393608948 per share of the Banco de Chile was approved, with charge to the net distributable income for the year ended as of December 31, 2021. The dividends paid in the year 2022 amounted to Ch$539,827 million.

(c)	Provision for minimum dividends:

The Chilean Corporations Law mandates a minimum distribution of 30% of distributable income. Accordingly, the Bank recorded a liability under the line item “Provision for dividends” for an amount of Ch$373,090 million (Ch$422,830 million in December 31, 2022) against “Retained earnings”.

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

The following table shows the income and share data used in the calculation of EPS:

	As of December 31,
	2023	2022	2021
Basic earnings per share:
Net profits attributable to ordinary equity holders of the bank (in million Chilean pesos)	1,374,026	1,445,799	1,056,316
Weighted average number of ordinary shares	101,017,081,114	101,017,081,114	101,017,081,114
Earning per shares (in Chilean pesos)	13.60	14.31	10.46

Diluted earnings per share:
Net profits attributable to ordinary equity holders of the bank (in million Chilean pesos)	1,374,026	1,445,799	1,056,316
Weighted average number of ordinary shares	101,017,081,114	101,017,081,114	101,017,081,114
Assumed conversion of convertible debt	—	—	—
Adjusted number of shares	101,017,081,114	101,017,081,114	101,017,081,114
Diluted earnings per share (in Chilean pesos)	13.60	14.31	10.46

As of December 31, 2023, 2022 and 2021, the Bank does not have instruments that generate dilutive effects.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.	Equity, continued:

(e)	Other comprehensive income:

Below is the composition and changes of accumulated other comprehensive income as of December 31, 2023, 2022 and 2021:

	Elements that will not be reclassified in profit or loss				Elements that can be reclassified in profit or loss
	New measurements of net defined benefit liability and actuarial results for other employee benefit plans	Fair value changes of equity instruments designated as at fair value through other comprehensive income	Income tax	Subtotal	Fair value changes of financial assets at fair value through other comprehensive income	Cash flow accounting hedge	Participation in other comprehensive income of entities registered under the equity method	Income tax	Subtotal	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Opening balances as of January 1, 2021	—	5,319	(1,370)	3,949	6,182	(70,682)	(23)	17,798	(46,725)	(42,776)
Other comprehensive income for the year	—	(1,196)	254	(942)	(51,650)	182,376	2	(45,393)	85,335	84,393
Balances as of December 31, 2021	—	4,123	(1,116)	3,007	(45,468)	111,694	(21)	(27,595)	38,610	41,617

Opening balances as of January 1, 2022	—	4,123	(1,116)	3,007	(45,468)	111,694	(21)	(27,595)	38,610	41,617
Other comprehensive income for the year	(130)	179	(12)	37	48,076	(215,476)	(169)	58,977	(108,592)	(108,555)
Reclassifications from reserves	(208)	—	57	(151)	(2,340)	—	—	—	(2,340)	(2,491)
Balances as of December 31, 2022	(338)	4,302	(1,071)	2,893	268	(103,782)	(190)	31,382	(72,322)	(69,429)

Opening balances as of January 1, 2023	(338)	4,302	(1,071)	2,893	268	(103,782)	(190)	31,382	(72,322)	(69,429)
Other comprehensive income for the year	(75)	5,367	(1,429)	3,863	8,874	113,183	116	(32,365)	89,808	93,671
Balances as of December 31, 2023	(413)	9,669	(2,500)	6,756	9,142	9,401	(74)	(983)	17,486	24,242

(f)	Retained earnings from previous years:

During the year 2023, the Ordinary Shareholders Meeting of Banco de Chile agreed to deduct and withhold from the year 2022 liquid income, an amount equivalent to the value effect of the monetary unit of paid capital and reserves according to the variation in the Consumer Price Index, which occurred between November 2022 and November 2023, amounting to Ch$542,504 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

28.	Contingencies and Commitments:

(a)	The Bank and its subsidiaries have exposures associated with contingent loans and other liabilities according to the following detail:

(a.1)	Contingent loans:

	2023	2022
	MCh$	MCh$
Guarantees and sureties
Guarantees and sureties in chilean currency	—	—
Guarantees and sureties in foreign currency	351,531	348,774

Letters of credit for goods circulation operations	350,604	424,195

Debt purchase commitments in local currency abroad	—	—

Transactions related to contingent events
Transactions related to contingent events in chilean currency	2,209,109	2,230,917
Transactions related to contingent events in foreign currency	431,188	466,691

Undrawn credit lines with immediate termination
Balance of lines of credit and agreed overdraft in current account — commercial loans	1,581,711	1,396,659
Balance of lines of credit on credit card — commercial loans	317,560	290,950
Balance of lines of credit and agreed overdraft in current account — consumer loans	1,476,241	1,457,303
Balance of lines of credit on credit card — consumer loans	6,708,946	6,202,951
Balance of lines of credit and agreed overdraft in current account — due from banks loans	—	—

Undrawn credit lines	—	—

Other commitments
Credits for higher studies Law No. 20,027 (CAE)	—	—
Other irrevocable credit commitments	120,545	72,355

Other credit commitments	—	—

Total	13,547,435	12,890,795

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

28.	Contingencies and Commitments, continued:

(a.2)	Responsibilities assumed to meet customer needs:

	2023	2022
	MCh$	MCh$
Transactions on behalf of third parties
Collections	176,146	174,238
Placement or sale of financial instruments	—	—
Transferred financial assets managed by the bank	—	—
Third-party resources managed by the bank	921,105	766,706
Subtotal	1,097,251	940,944

Securities custody
Securities safekept by a banking subsidiary	6,267,729	5,593,924
Securities safekept by the Bank	3,133,770	3,646,536
Securities safekept deposited in another entity	17,238,292	14,855,338
Securities issued by the bank	—	—
Subtotal	26,639,791	24,095,798

Total	27,737,042	25,036,742

(b)	Lawsuits and legal proceedings:

(b.1)	Normal judicial contingencies in the industry:

At the date of issuance of these Consolidated Financial Statements, there are legal actions filed against the Bank related with the ordinary course operations. As of December 31, 2023, the Bank maintain provisions for judicial contingencies amounting to Ch$1,173 million (Ch$1,790 million as of December 2022), which are part of the item “Provisions for contingencies” in the Statement of Financial Position.

The estimated end dates of the respective legal contingencies are as follows:

	As of December 31, 2023
	2024	2025	2026	2027	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Legal contingencies	882	291	—	—	1,173

(b.2)	Contingencies for significant lawsuits:

As of December 31, 2023 and 2022, there are not significant lawsuits in court that affect or may affect these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

28.	Contingencies and Commitments, continued:

(c)	Guarantees granted by operations:

(i)	In subsidiary Banchile Administradora General de Fondos S.A.:

In compliance with Article No, 12 of Law No. 20,712, Banchile Administradora General de Fondos S.A., has designated Banco de Chile as the representative of the beneficiaries of the guarantees it has established, and in such role the Bank has issued bank guarantees totaling UF 3,284,000 maturing January 5, 2024 (UF 4,153,500, maturing on January 6, 2023). The subsidiary took a policy with Mapfre Seguros Generales S.A. for the Real State Funds by a guaranteed amount of UF 915,300.

As of December 31, 2023 and 2022, the Bank has not guaranteed mutual funds.

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

	2023	2022
Guarantees:	MCh$	MCh$
Shares delivered to guarantee forward sales transactions covered simultaneously:
Santiago Securities Exchange, Stock Exchange	17,070	15,840
Electronic Chilean Securities Exchange, Stock Exchange	11,432	10,323

Fixed income securities to guarantee CCLV system	7,820	9,983
Fixed income securities as collateral for the Santiago Stock Exchange	2,142	—

Fixed Income securities to guarantee equity short sale and Hedging Loan:
Santiago Securities Exchange, Stock Exchange	—	—

Shares delivered to guarantee equity lending and short-selling:
Santiago Securities Exchange, Stock Exchange	2,350	7,992

Cash guarantees received for operations with derivatives	1,062	743
Cash guarantees for operations with derivatives	6,142	1,443

Equity securities received for operations with derivatives
Electronic Chilean Securities Exchange, Stock Exchange	189	273
Depósito Central de Valores S.A.	276	1,363

Financial intermediation securities received for operations with derivatives
Internal custody	—	238

Total	48,483	48,198

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

28.	Contingencies and Commitments, continued:

(c)	Guarantees granted by operations, continued:

In conformity with the internal regulation of the stock exchanges in which it participates, and for the purpose of ensuring its proper performance, the Company maintains in favor of the Santiago Stock Exchange a guarantee in fixed income financial instruments equivalent to Ch$2,142 million. It also maintains a pledge in favor of the Electronic Stock Exchange for three hundred thousand shares of said institution.

Banchile Corredores de Bolsa S.A. keeps an insurance policy current with Chubb Seguros Chile S.A. that expires June 30, 2024, this considers matters of employee fidelity, physical losses, falsification or adulteration, and currency fraud with a coverage amount equivalent to US$20,000,000.

It also provided a bank guarantee in the amount of UF 311,400 for the benefits of investors in portfolio management contracts. This bank guarantee is revaluated in UF to fixed term, non-endorsable and has a maturity date of January 8, 2024.

It also provided a cash guarantee in the amount of US$122,494.32 for the purpose of complying with the obligations to Pershing, for any operations conducted through that broker, additionally, there are US$1,202,005.26 for short sale operations.

A guarantee corresponding to UF 10,000 has been constituted, to guarantee compliance with the fund's investment portfolio management service contract. Said guarantee corresponds to a non-endorsable fixed-term readjustable bond in UF issued by Banco de Chile with validity until January 27, 2026.

(iii)	In subsidiary Banchile Corredores de Seguros Ltda.

According to established in article 58, letter D of D.F.L. 251, as of December 31, 2023 the entity maintains two insurance policies with effect from April 15, 2023 to April 14, 2024 which protect it against of potential damages caused by infractions of the law, regulations and complementary rules that regulate insurance brokers, especially when the non-compliance comes from acts, errors or omissions of the broker, its representatives, agents or dependents that participate in the intermediation.

The policies contracted are:

Matter insured	Amount Insured (UF)

Errors and omissions liability policy	500
Civil responsibility policy	60,000

(d)	Exempt Resolution No. 270 dated October 30, 2014, the Superintendency of Securities and Insurance (current Commission for the Financial Market) imposed a fine of UF 50,000 to Banchile Corredores de Bolsa S.A. for violations of the second paragraph of article 53 of the Securities Market Law, said company filed a claim with the competent Civil Court requesting the annulment of the fine. On December 10, 2019, a judgement in the case was issued reducing the fine to the amount of UF 7,500. The judgment indicated has been subject to cassation appeals filed by both parties, which are pending before the Illustrious Court of Appeals of Santiago. On August 21, 2023, the hearing of the case took place, which is currently in agreement.

The company has not made provisions considering that the Bank’s legal advisors in charge of the procedure estimate that there are solid grounds that the claim filed by Banchile Corredores de Bolsa S.A. can be accepted.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

29.	Interest and UF indexation revenue and expenses:

(a)	At the end of the period, the summary is as follows:

	2023			2022			2021
	Interest	UF indexation	Total	Interest	UF indexation	Total	Interest	UF indexation	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Interest revenue	3,211,883	832,782	4,044,665	2,344,384	2,122,497	4,466,881	1,393,233	995,237	2,388,470
Interest expenses	(1,634,708)	(489,165)	(2,123,873)	(1,040,914)	(1,159,838)	(2,200,752)	(276,087)	(538,361)	(814,448)
Total net interest income	1,577,175	343,617	1,920,792	1,303,470	962,659	2,266,129	1,117,146	456,876	1,574,022

(b)	The composition of interest is as follows:

	2023			2022			2021
	Interest	UF indexation	Total	Interest	UF indexation	Total	Interest	UF indexation	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Financial assets at amortized cost
Rights by resale agreements and securities lending	5,984	—	5,984	4,142	—	4,142	1,756	—	1,756
Debt financial instruments	21,605	27,392	48,997	13,992	68,107	82,099	2,784	15,243	18,027
Loans and advances to Banks	169,594	—	169,594	154,727	—	154,727	19,349	—	19,349
Commercial loans	1,490,550	320,755	1,811,305	1,054,785	852,296	1,907,081	630,918	397,720	1,028,638
Residential mortgage loans	371,043	546,216	917,259	323,452	1,340,082	1,663,534	283,941	634,511	918,452
Consumer Loans	793,499	1,850	795,349	615,572	6,986	622,558	442,352	4,256	446,608
Other financial instruments	62,137	2,843	64,980	442	5,238	5,680	—	1,790	1,790
Financial assets at fair value through other comprehensive income
Debt financial instruments	327,081	28,397	355,478	187,073	70,845	257,918	38,943	24,469	63,412
Other financial instruments	1,023	—	1,023	16,930	—	16,930	1,365	—	1,365
Income of accounting hedges of interest rate risk	(30,633)	(94,671)	(125,304)	(26,731)	(221,057)	(247,788)	(28,175)	(82,752)	(110,927)
Total	3,211,883	832,782	4,044,665	2,344,384	2,122,497	4,466,881	1,393,233	995,237	2,388,470

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

29.	Interest and UF indexation revenue and expenses, continued:

(c)	The composition of interest expenses is as follows:

	2023			2022			2021
	Interest	UF indexation	Total	Interest	UF indexation	Total	Interest	UF indexation	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Financial liabilities at amortized cost
Current accounts and other demand deposits	1,343	16,677	18,020	4,515	40,557	45,072	843	32,292	33,135
Saving accounts and time deposits	1,308,575	96,446	1,405,021	776,658	195,244	971,902	73,961	57,080	131,041
Obligations by repurchase agreements and securities lending	15,183	—	15,183	15,845	—	15,845	940	—	940
Borrowings from financial institutions	64,603	—	64,603	37,414	—	37,414	23,386	—	23,386
Debt financial instruments issued	249,438	329,837	579,275	210,393	803,863	1,014,256	175,531	391,500	567,031
Other financial obligations	—	—	—	—	—	—	12	19	31
Lease liabilities	1,980	—	1,980	1,865	—	1,865	1,978	—	1,978
Financial instruments of regulatory capital issued	34,903	46,205	81,108	31,271	120,174	151,445	29,389	57,470	86,859
Income of accounting hedges of interest rate risk	(41,317)	—	(41,317)	(37,047)	—	(37,047)	(29,953)	—	(29,953)
Total	1,634,708	489,165	2,123,873	1,040,914	1,159,838	2,200,752	276,087	538,361	814,448

(d)	As of December 31, 2023, 2022 and 2021, the Bank uses cross currency and interest rate swaps to hedge its position on changes on the fair value of corporate bonds and commercial loans and cross currency swaps to hedge the risk of variability of obligations flows with foreign banks and bonds issued in foreign currency.

	2023						2022						2021
	Interest		UF indexation		Total		Interest		UF indexation		Total		Interest		UF indexation		Total
	Income	Expense	Income	Expense	Income	Expense	Income	Expense	Income	Expense	Income	Expense	Income	Expense	Income	Expense	Income	Expense
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Gain from fair value accounting hedges	—	—	—	—	—	—	608	—	—	—	608	—	6,075	—	—	—	6,075	—
Loss from fair value accounting hedges	—	—	—	—	—	—	(740)	—	—	—	(740)	—	(5,513)	—	—	—	(5,513)	—
Gain from cash flow accounting hedges	274,897	338,551	2,308	—	277,205	338,551	72,354	112,322	—	—	72,354	112,322	192,590	234,986	—	—	192,590	234,986
Loss from cash flow accounting hedges	(305,530)	(297,234)	(96,979)	—	(402,509)	(297,234)	(98,345)	(75,275)	(221,057)	—	(319,402)	(75,275)	(215,898)	(205,033)	(82,752)	—	(298,650)	(205,033)
Net gain on hedge items	—	—	—	—	—	—	(608)	—	—	—	(608)	—	(5,429)	—	—	—	(5,429)	—
Total	(30,633)	41,317	(94,671)	—	(125,304)	41,317	(26,731)	37,047	(221,057)	—	(247,788)	37,047	(28,175)	29,953	(82,752)	—	(110,927)	29,953

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

30.	Income and Expenses from commissions:

The income and expenses from commissions shown in the Consolidated Statement of Income for the years ended December 31, 2023, 2022 and 2021 refer to the following items:

	2023	2022	2021
	MCh$	MCh$	MCh$
Income from commissions and services rendered
Comissions from debit and credit card services	238,523	217,342	183,292
Remuneration from administration of mutual funds, investment funds or others	118,170	121,028	108,221
Comissions from collections and payments	81,043	87,541	74,663
Comissions from portfolio management	62,218	59,812	50,793
Comissions from guarantees and letters of credit	37,399	35,381	30,131
Use of distribution channel	31,184	27,135	30,128
Brand use agreement	32,655	26,333	22,616
Insurance not related to the granting of credits to natural persons	24,772	21,594	18,004
Comissions from trading and securities management	17,287	19,238	20,752
Insurance related to the granting of credits to natural persons	15,428	14,237	13,355
Insurance not related to the granting of credits to legal entities	7,317	4,197	5,595
Financial advisory services	5,142	8,935	4,598
Comissions from lines of credit and current account overdrafts	4,958	4,607	4,396
Insurance related to the granting of credits to legal entities	2,098	1,706	1,103
Comissions from factoring operations services	1,380	1,394	1,328
Loan commissions with letters of credit	106	212	431
Other commission earned	20,399	17,156	14,915
Total	700,079	667,848	584,321

Expenses from commissions and services received
Commissions from card transactions	54,981	49,223	43,831
Interbank transactions	50,734	41,012	31,368
Expenses from obligations of loyalty and merit card customers programs	39,731	34,324	31,662
Commissions from use of card brands license	9,115	9,224	11,762
Comissions from securities transaction	4,995	5,599	4,482
Collections and payments	4,279	4,469	4,211
Other commissions from services received	2,212	1,865	1,977
Total	166,047	145,716	129,293

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

31.	Net financial income (expense):

The amount of net financial income (expense) shown in the Consolidated Income Statement for the year corresponds to the following concepts:

	2023	2022	2021
	MCh$	MCh$	MCh$
Financial result from:
Financial assets held for trading at fair value through profit or loss:
Financial derivative contracts	4,861,710	5,182,978	2,831,771
Debt Financial Instruments	315,119	246,913	29,725
Other financial instruments	25,986	11,275	5,888
Financial liabilities held for trading at fair value through profit or loss
Financial derivative contracts	(4,850,496)	(5,177,460)	(2,688,128)
Other financial instruments	(688)	(782)	985
Subtotal	351,631	262,924	180,241

Derecognition of financial assets and liabilities at amortized cost and financial assets at fair value through other comprehensive income:
Financial assets at amortized cost	256	2,264	5,458
Financial assets at fair value through other comprehensive income	(4,522)	(63,401)	1,242
Financial liabilities at amortized cost	(1)	(1)	—
Financial instruments of regulatory capital issued	—	—	—
Subtotal	(4,267)	(61,138)	6,700

Exchange, indexation and accounting hedging of foreign currency
Gain (loss) from foreign currency exchange	38,374	145,917	(230,277)
Gain (loss) from indexation for exchange rate	4,148	491	15,107
Net gain (loss) from derivatives in accounting hedges of foreign currency risk	79,667	(41,370)	199,208
Subtotal	122,189	105,038	(15,962)

Ineffective accounting hedges:
Gain (loss) from ineffective cash flow accounting hedges	—	—	—
Gain (loss) from ineffective accounting hedges of net investment abroad	—	—	—

Total	469,553	306,824	170,979

32.	Income attributable to investments in other companies:

The income obtained from investments in companies detailed in note No. 12 corresponds to the following:

		2023	2022	2021
Company	Shareholder	MCh$	MCh$	MCh$
Associates
Transbank S.A.	Banco de Chile	7,014	6,809	(3,254)
Centro de Compensación Automatizado S.A.	Banco de Chile	1,686	1,567	876
Administrador Financiero del Transantiago S.A.	Banco de Chile	723	804	385
Sociedad Interbancaria de Depósitos de Valores S.A.	Banco de Chile	460	404	315
Redbanc S.A.	Banco de Chile	288	652	539
Sociedad Imerc OTC S.A.	Banco de Chile	131	108	32
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Banco de Chile	86	140	58
Sociedad Operadora de Tarjetas de Crédito Nexus S.A.	Banco de Chile	—	—	1,405
Subtotal Associates		10,388	10,484	356

Joint Ventures
Servipag Ltda.	Banco de Chile	2,201	1,866	831
Artikos Chile S.A.	Banco de Chile	820	681	606
Subtotal Joint Ventures		3,021	2,547	1,437

Total		13,409	13,031	1,793

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

33.	Result from non-current assets and disposal groups held for sale not admissible as discontinued operations:

	2023	2022	2021
	MCh$	MCh$	MCh$
Net income from assets received in payment or adjudicated in judicial auction
Gain (loss) on sale of assets received in lieu of payment or foreclosed at judicial auction	1,358	4,053	1,837
Other income from assets received in payment or foreclosed at judicial auction	53	195	231
Provisions for adjustments to net realizable value of assets received in lieu of payment or foreclosed at judicial auction	(2,250)	(620)	(205)
Charge-off assets received in lieu of payment or foreclosed at judicial auction	(485)	(38)	(418)
Expenses to maintain assets received in lieu of payment or foreclosed at judicial auction	(1,165)	(1,077)	(813)
Non-current assets held for sale
Investments in other companies	—	(435)	—
Intangible assets	—	—	—
Property and equipment	2,971	1,043	214
Assets for recovery of assets transferred in financial leasing operations	2,325	1,727	1,140
Other assets	—	—	—
Disposal groups held for sale	—	—	—
Total	2,807	4,848	1,986

34.	Other operating Income and Expenses:

a)	During the year 2023, 2022 and 2021, the Bank and its subsidiaries present other operating income, according to the following:

	2023	2022	2021
	MCh$	MCh$	MCh$

Expense recovery	25,938	1,938	1,393
Release of provisions not related to credit risk	23,355	—	—
Revaluation of prepaid monthly payments	9,144	17,044	5,183
Revaluation of tax refunds from previous years	6,905	204	3,117
Income from investment properties	6,793	6,765	6,069
Income from correspondent banks	2,923	3,116	2,800
Fiduciary and trustee commissions	132	135	261
Foreign trade income	98	75	55
Expense recovery income	65	48	39
Others income	642	334	2,146
Total	75,995	29,659	21,063

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

34.	Other operating Income and Expenses, continued:

b)	During the year 2023, 2022 and 2021, the Bank and its subsidiaries present other operating expenses, according to the following:

	2023	2022	2021
	MCh$	MCh$	MCh$
Write-offs for operating risks	30,763	18,391	13,898
Expenses for credit operations of financial leasing	4,071	4,786	242
Legal expenses	2,918	1,917	357
Correspondent banks	2,594	3,321	2,614
Card administration	606	2,086	2,099
Expenses for charge-off leased assets recoveries	493	130	583
Renegotiated loan insurance premium	290	351	416
Life ensurance	275	258	233
Valuation expense	250	226	249
Provisions for trials and litigation	145	56	2
(Release) expense of provisions for operational risk	(1,324)	1,523	765
Expense recovery from operational risk events	(9,217)	(6,050)	(4,010)
Others expenses	1,041	706	1,900
Total	32,905	27,701	19,348

35.	Expenses from salaries and employee benefits:

The composition of the expense for employee benefit obligations during the period 2023, 2022 and 2021 is as follows:

	2023	2022	2021
	MCh$	MCh$	MCh$

Expenses for short-term employee benefit	534,177	491,696	427,434
Expenses for employee benefits due to termination of employment contract	35,391	27,381	16,221
Training expenses	3,751	2,596	1,956
Expenses for nursery and kindergarten	1,513	1,403	1,536
Other personnel expenses	7,852	5,150	3,805
Total	582,684	528,226	450,952

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

36.	Administrative expenses:

This item is composed as follows:

	2023	2022	2021
	MCh$	MCh$	MCh$
General administrative expenses
Information technology and communications	144,516	125,763	109,026
Maintenance and repair of property and equipment	49,632	42,157	39,679
External advisory services and professional services fees	11,576	15,267	16,819
Surveillance and securities transport services	11,265	12,996	13,229
Insurance premiums except to cover operational risk events	9,946	8,465	7,621
Office supplies	8,660	9,288	8,093
External service of financial information and fraud prevention	7,483	6,543	7,811
Legal and notary expenses	5,433	3,733	4,308
Energy, heating and other utilities	5,513	5,307	4,445
Postal box, mail, postage and home delivery services	4,839	4,372	4,718
Other expenses of obligations for lease contracts	4,431	3,731	4,227
External service of custody of documentation	3,943	3,846	3,094
Expenses for short-term leases	3,860	2,782	3,371
Donations	3,251	1,666	3,199
Representation and travel expenses	3,249	2,449	2,703
Card embossing service	1,749	1,268	1,063
Fees for other technical reports	1,034	799	729
Fees for review and audit of the financial statements by the external auditor	750	839	702
Expenses for leases low value	509	491	453
Fines applied by other agencies	108	211	152
Fees for review and audit of the financial statements by the external auditor	72	28	154
Other general administrative expenses	11,407	9,261	1,970

Outsource services
Technological developments expenses, certification and technology testing	23,715	17,939	17,526
Data processing	11,907	8,385	9,407
External credit evaluation service	5,729	5,208	4,958
External collection service	4,414	—	19
External human resources administration services and supply of external personnel	1,724	1,438	1,094
External cleaning service, casino, custody of files and documents, storage of furniture and equipment	390	358	355
Call Center service for sales, marketing, quality control customer service	113	92	98

Board expenses
Board of Directors Compensation	3,347	3,095	2,889
Other Board expenses	119	102	16

Marketing	39,617	35,280	30,652

Taxes, contributions and other legal charges
Contribution to the banking regulator	14,785	13,566	11,968
Real estate contributions	5,521	4,727	4,852
Taxes other than income tax	2,530	2,207	1,785
Municipal patents	1,647	1,568	1,395
Other legal charges	60	47	45
Total	408,844	355,274	324,625

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

37.	Depreciation and Amortization:

The amounts corresponding to charges to results for depreciation and amortization during the year 2023, 2022 and 2021, are detailed as follows:

	2023	2022	2021
	MCh$	MCh$	MCh$
Amortization of intangibles assets
Other intangible assets arising from business combinations	—	—	—
Other independently originated intangible assets	29,346	21,502	17,831
Depreciation of property and equipment
Buildings and land	9,295	9,228	8,895
Other property and equipment	21,098	21,351	20,516
Depreciation and impairment of leased assets
Buildings and land	31,195	30,804	28,339
Other property and equipment	—	—	—
Depreciation for improvements in leased real estate as leased of right-to-use assets	1,017	963	860
Amortization for the right-to-use other intangible assets under lease	—	—	—
Depreciation of other assets for investment properties	357	357	357
Amortization of other assets per activity income asset	—	—	—
Total	92,308	84,205	76,798

38.	Impairment of non-financial assets:

As of December 31, 2023, 2022 and 2021, the composition of the item for impairment of non-financial assets is composed as follows:

	2023	2022	2021
	MCh$	MCh$	MCh$
Impairment of intangible assets	25	122	1,647
Impairment of property and equipment	1,754	9	43
Impairment of assets from income from ordinary activities from contracts with customers	(17)	(54)	—
Total	1,762	77	1,690

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.	Expected credit losses:

(a)	The composition is as follows:

	2023	2022	2021
	MCh$	MCh$	MCh$
Expense of allowances established for credit risk	321,829	418,416	93,710
Expense of provisions for contingent loans	(53,875)	51,445	(5,132)
Recovery of written-off credits	(63,256)	(65,740)	(70,407)
Impairments for credit risk from financial assets at fair value through other comprehensive income	(2,754)	8,009	1,001
Total	201,944	412,130	19,172

(b)	Summary of the expense of provisions constituted for credit risk and expected credit losses:

	Expense of provisions constituted in the year
	Evaluation
	Individual	Group	Total
As of December 31, 2023	MCh$	MCh$	MCh$
Loans and advances to Banks
Allowances established	—	—	—
Allowances released	(270)	—	(270)
Subtotal	(270)	—	(270)
Commercial loans
Allowances established	—	65,734	65,734
Allowances released	(28,145)	—	(28,145)
Subtotal	(28,145)	65,734	37,589
Residential mortgage loans
Allowances established	—	(8,422)	(8,422)
Allowances released	—	—	—
Subtotal	—	(8,422)	(8,422)
Consumer loans
Allowances established	—	292,932	292,932
Allowances released	—	—	—
Subtotal	—	292,932	292,932
Expense of allowances established for credit risk	(28,415)	350,244	321,829

Contingent loans
Loans and advances to Banks			—
Commercial loans			(15,670)
Consumer loans			(38,205)
Expenses of provisions for contingent loans			(53,875)

Impairments for credit risk from financial assets at fair value through other comprehensive income			(2,754)

Recovery of written-off credits
Loans and advances to Banks			—
Commercial loans			(19,660)
Residential mortgage loans			(11,716)
Consumer loans			(31,880)
Subtotal			(63,256)
Total Expected Credit Losses			201,944

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.	Expected credit losses, continued:

	Expense of provisions constituted in the year
	Evaluation
	Individual	Group	Total
As of December 31, 2022	MCh$	MCh$	MCh$
Loans and advances to Banks
Allowances established	1,792	—	1,792
Allowances released	—	—	—
Subtotal	1,792	—	1,792
Commercial loans
Allowances established	23,542	67,256	90,798
Allowances released	—	—	—
Subtotal	23,542	67,256	90,798
Residential mortgage loans
Allowances established	—	22,706	22,706
Allowances released	—	—	—
Subtotal	—	22,706	22,706
Consumer loans
Allowances established	—	303,120	303,120
Allowances released	—	—	—
Subtotal	—	303,120	303,120
Expense of allowances established for credit risk	25,334	393,082	418,416

Contingent loans
Loans and advances to Banks			—
Commercial loans			30,645
Consumer loans			20,800
Expenses of provisions for contingent loans			51,445

Impairments for credit risk from financial assets at fair value through other comprehensive income			8,009

Recovery of written-off credits
Loans and advances to Banks			—
Commercial loans			(26,554)
Residential mortgage loans			(10,481)
Consumer loans			(28,705)
Subtotal			(65,740)
Total Expected Credit Losses			412,130

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.	Expected credit losses, continued:

	Expense of provisions constituted in the year
	Evaluation
	Individual	Group	Total
As of December 31, 2021	MCh$	MCh$	MCh$
Loans and advances to Banks
Allowances established	—	—	—
Allowances released	(377)	—	(377)
Subtotal	(377)	—	(377)
Commercial loans
Allowances established	—	50,433	50,433
Allowances released	(113,370)	—	(113,370)
Subtotal	(113,370)	50,433	(62,937)
Residential mortgage loans
Allowances established	—	15,046	15,046
Allowances released	—	—	—
Subtotal	—	15,046	15,046
Consumer loans
Allowances established	—	141,978	141,978
Allowances released	—	—	—
Subtotal	—	141,978	141,978
Expense of allowances established for credit risk	(113,747)	207,457	93,710

Contingent loans
Loans and advances to Banks			—
Commercial loans			3,784
Consumer loans			(8,916)
Expenses of provisions for contingent loans			(5,132)

Impairments for credit risk from financial assets at fair value through other comprehensive income			1,001

Recovery of written-off credits
Loans and advances to Banks			—
Commercial loans			(15,480)
Residential mortgage loans			(7,922)
Consumer loans			(47,005)
Subtotal			(70,407)
Total Expected Credit Losses			19,172

40.	Related Party Disclosures:

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.	Related Party Transactions, continued:

(a)	Assets and liabilities with related parties:

	Related Party Type
Type of current assets and liabilities with related parties	Parent Entity	Other Legal Entity	Key Personnel of the Consolidated Bank	Other Related Party	Total
As of December 31, 2023	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Financial assets held for trading at fair value through profit or loss
Derivative Financial Instruments	—	212,147	—	—	212,147
Debt financial instruments	—	—	—	—	—
Other financial instruments	—	1,410	—	—	1,410
Non-trading financial assets mandatorily measured at fair value through profit or loss	—	—	—	—	—
Financial assets designated as at fair value through profit or loss	—	—	—	—	—
Financial assets at fair value through other comprehensive income	—	6,328	—	—	6,328
Derivative Financial Instruments for hedging purposes	—	—	—	—	—
Financial assets at amortized cost:
Rights by resale agreements and securities lending	—	—	—	—	—
Debt financial instruments	—	—	—	—	—
Commercial loans	—	199,564	1,028	11,340	211,932
Residential mortgage loans	—	—	17,975	60,153	78,128
Consumer Loans	—	5	1,969	11,739	13,713
Allowances established — Loans	—	(1,709)	(19)	(312)	(2,040)
Other assets	10	159,805	13	16	159,844
Contingent loans	—	119,510	4,058	17,714	141,282

LIABILITIES
Financial liabilities held for trading at fair value through profit or loss
Derivative Financial Instruments	—	242,098	—	—	242,098
Financial liabilities designated as at fair value through profit or loss	—	—	—	—	—
Derivative Financial Instruments for hedging purposes	—	5,674	—	—	5,674
Financial liabilities at amortized cost:
Current accounts and other demand deposits	336	200,019	2,161	7,652	210,168
Saving accounts and time deposits	85,904	160,760	4,392	24,265	275,321
Obligations by repurchase agreements and securities lending	—	2,003	—	—	2,003
Borrowings from financial institutions	—	86,642	—	—	86,642
Debt financial instruments issued	—	—	—	—	—
Other financial obligations	—	—	—	—	—
Lease liabilities	—	10,845	—	—	10,845
Other liabilities	—	152,457	493	53	153,003

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.	Related Party Transactions, continued:

(a)	Assets and liabilities with related parties, continued:

	Related Party Type
Type of current assets and liabilities with related parties	Parent Entity	Other Legal Entity	Key Personnel of the Consolidated Bank	Other Related Party	Total
As of December 31, 2022	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Financial assets held for trading at fair value through profit or loss
Derivative Financial Instruments	—	343,278	—	—	343,278
Debt financial instruments	—	—	—	—	—
Other financial instruments	—	3,354	—	—	3,354
Non-trading financial assets mandatorily measured at fair value through profit or loss	—	—	—	—	—
Financial assets designated as at fair value through profit or loss	—	—	—	—	—
Financial assets at fair value through other comprehensive income	—	16,759	—	—	16,759
Derivative Financial Instruments for hedging purposes	—	—	—	—	—
Financial assets at amortized cost:
Rights by resale agreements and securities lending	—	—	—	—	—
Debt financial instruments	—	—	—	—	—
Commercial loans	—	609,155	1,384	12,024	622,563
Residential mortgage loans	—	—	15,221	58,608	73,829
Consumer Loans	—	—	2,068	10,879	12,947
Allowances established — Loans	—	(4,153)	(21)	(401)	(4,575)
Other assets	9	149,096	—	21	149,126
Contingent loans	—	177,834	4,119	17,872	199,825

LIABILITIES
Financial liabilities held for trading at fair value through profit or loss
Derivative Financial Instruments	—	400,984	—	—	400,984
Financial liabilities designated as at fair value through profit or loss	—	—	—	—	—
Derivative Financial Instruments for hedging purposes	—	7,647	—	—	7,647
Financial liabilities at amortized cost:
Current accounts and other demand deposits	217	206,465	3,081	6,529	216,292
Saving accounts and time deposits	4,643	274,318	3,815	24,125	306,901
Obligations by repurchase agreements and securities lending	—	—	—	—	—
Borrowings from financial institutions	—	177,827	—	—	177,827
Debt financial instruments issued	—	—	—	—	—
Other financial obligations	—	—	—	—	—
Lease liabilities	—	11,252	—	—	11,252
Other liabilities	—	108,767	517	52	109,336

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.	Related Party Disclosures, continued:

(b)	Income and expenses from related party transactions (*):

	Parent Entity	Other Legal Entity	Key personnel of the consolidated Bank	Other Related party	Total
As of December 31, 2023	MCh$	MCh$	MCh$	MCh$	MCh$
Interest and UF indexation revenue	—	29,432	1,298	6,034	36,764
Income from commissions	165	103,906	24	84	104,179
Net Financial income (expense)	—	(18,367)	—	—	(18,367)
Other income	—	215	—	—	215
Total Income	165	115,186	1,322	6,118	122,791

Interest and UF indexation expense	1,998	7,329	546	2,505	12,378
Expenses from commissions	—	29,508	—	—	29,508
Expenses credit losses	—	(2,078)	(3)	(15)	(2,096)
Expenses from salaries and employee benefits	—	421	38,083	80,430	118,934
Administrative expenses	—	11,776	3,786	229	15,791
Other expenses	—	—	2	23	25
Total Expenses	1,998	46,956	42,414	83,172	174,540

	Parent Entity	Other Legal Entity	Key personnel of the consolidated Bank	Other Related party	Total
As of December 31, 2022	MCh$	MCh$	MCh$	MCh$	MCh$
Interest and UF indexation revenue	—	49,027	2,382	9,736	61,145
Income from commissions	92	112,308	20	69	112,489
Net Financial income (expense)	—	88,103	—	—	88,103
Other income	—	79	—	—	79
Total Income	92	249,517	2,402	9,805	261,816

Interest and UF indexation expense	872	11,307	182	1,393	13,754
Expenses from commissions	—	35,948	—	—	35,948
Expenses credit losses	—	242	(5)	31	268
Expenses from salaries and employee benefits	—	173	32,894	71,503	104,570
Administrative expenses	—	22,254	3,603	120	25,977
Other expenses	—	10	3	15	28
Total Expenses	872	69,934	36,677	73,062	180,545

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.	Related Party Disclosures, continued:

(b)	Income and expenses from related party transactions (*), continued:

	Parent Entity	Other Legal Entity	Key personnel of the consolidated Bank	Other Related party	Total
As of December 31, 2021	MCh$	MCh$	MCh$	MCh$	MCh$
Interest and UF indexation revenue	—	12,591	1,313	5,517	19,421
Income from commissions	149	98,680	26	60	98,915
Net Financial income (expense)	—	49,775	—	—	49,775
Other income	—	466	—	—	466
Total Income	149	161,512	1,339	5,577	168,577

Interest and UF indexation expense	3	457	4	27	491
Expenses from commissions	—	29,813	—	—	29,813
Expenses credit losses	—	1,659	—	74	1,733
Expenses from salaries and employee benefits	—	6	26,100	67,098	93,204
Administrative expenses	—	20,771	3,325	78	24,174
Other expenses	—	32	1	4	37
Total Expenses	3	52,738	29,430	67,281	149,452

(*)	This does not constitute a Statement of Income from operations with related parties since the assets with these parties are not necessarily equal to the liabilities and in each of them the total income and expenses are reflected and not those corresponding to matched operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.	Related Party Disclosures, continued:

(c)	Transactions with related parties: Below are the individual transactions in the period with related parties that are legal persons, which do not correspond to the usual operations of the line of business carried out with customers in general and when said individual transactions consider a transfer of resources, services or obligations greater than UF 2,000.

As of December 31, 2023

		Description of the transaction			Transactions under equivalence conditions to those transactions		Effect on Income		Effect on Financial position
Company name	Nature of the relationship with the Bank	Type of service	Term	Renewal conditions	with mutual independence between the parties	Amount MCh$	Income MCh$	Expenses MCh$	Accounts receivable MCh$	Accounts payable MCh$
Ionix SPA	Other related parties	IT license services	30 days	Contract	Yes	637	—	637	—	61
		IT support services	30 days	Contract	Yes	349	—	349	—	—
Servipag Ltda.	Joint venture	IT support services	30 days	Contract	Yes	386	—	386	—	—
		Collection services	30 days	Contract	Yes	4,358	—	4,358	—	432
		Software services	30 days	Contract	Yes	220	—	220	—	—
Bolsa de Comercio de Santiago, Bolsa de Valores	Minority investments	Service of financial information	30 days	Contract	Yes	362	—	362	—	1
		Brokerage commission	30 days	Contract	Yes	344	—	344	—	—
		IT support services	30 days	Contract	Yes	289	—	289	—	—
DCV Registros S.A.	Other related parties	IT services	30 days	Contract	Yes	319	—	319	—	—
CCLV Contraparte Central S.A.	Minority investments	Brokerage commission	30 days	Contract	Yes	272	—	272	—	—
Redbanc S.A.	Associates	Electronic transaction management services	30 days	Contract	Yes	15,570	—	15,570	—	1,589
		IT proyect services	30 days	Contract	Yes	542	—	542	—	—
		IT services	30 days	Contract	Yes	330	—	330	—	—
		Fraud prevention services	30 days	Contract	Yes	82	—	82	—	—
Sistemas Oracle de Chile Ltda.	Other related parties	IT services	30 days	Contract	Yes	91	—	91	—	—
		IT support services	30 days	Contract	Yes	1,326	—	1,326	—	—
Depósito Central de Valores S.A.	Other related parties	Quality control and custodial services	30 days	Contract	Yes	1,026	—	1,026	—	42
		Custodial services	30 days	Contract	Yes	1,042	—	1,042	—	—
Manantial S.A.	Other related parties	General expenses	30 days	Contract	Yes	366	—	366	—	—
Universidad Del Desarrollo	Other related parties	Loyalty	30 days	Contract	Yes	115	—	115	—	7
Universidad Adolfo Ibañez	Other related parties	Training	30 days	Contract	Yes	334	—	334	—	—
Canal 13 S.A.	Other related parties	Advertising service	30 days	Monthly	Yes	92	—	92	—	36

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.	Related Party Disclosures, continued:

(c)	Transactions with related parties, continued:

		Description of the transaction			Transactions under equivalence conditions to those transactions		Effect on Income		Effect on Financial position
Company name	Nature of the relationship with the Bank	Type of service	Term	Renewal conditions	with mutual independence between the parties	Amount MCh$	Income MCh$	Expenses MCh$	Accounts receivable MCh$	Accounts payable MCh$
Nexus S.A.	Other related parties	General income	30 days	Contract	Yes	148	148	—	—	—
		Card processing	30 days	Contract	Yes	3,487	—	3,487	—	—
		IT services	30 days	Contract	Yes	405	—	405	—	—
		Embossing services	30 days	Contract	Yes	235	—	235	—	—
		Customer product delivery services	30 days	Contract	Yes	273	—	273	—	—
		Fraud prevention services	30 days	Contract	Yes	380	—	380	—	—
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Associates	Collection services	30 days	Contract	Yes	669	—	669	—	61
Comder Contraparte Central S.A.	Other related parties	Securities clearing services	30 days	Contract	Yes	703	—	703	—	—
Bolsa Electrónica de Chile S.A.	Minority investments	Comisión de corretaje	30 days	Contract	Yes	141	—	141	—	—
		Service of financial information	30 days	Contract	Yes	84	—	84	—	—
Citigroup Global Markets INC	Other related parties	Brokerage commission	30 days	Contract	Yes	363	—	363	—	—
Transbank S.A.	Associates	Card processing	30 days	Contract	Yes	580	—	580	—	51
		Project consultation	30 days	Contract	Yes	153	—	153	—	—
		Exchange commission	30 days	Contract	Yes	93,168	93,168	—	9	—
Centro de Compensación Automatizado S.A.	Associates	Fraud prevention services	30 days	Contract	Yes	553	—	553	—	300
		Transfer services	30 days	Contract	Yes	2,581	—	2,581	—	—
		Collection services	30 days	Contract	Yes	180	—	180	—	—
Artikos Chile S.A.	Joint venture	IT support services	30 days	Contract	Yes	457	—	457	—	19
		IT services	30 days	Contract	Yes	383	—	383	—	—
Citibank N.A.	Other related parties	Connectivity business commissions	Quarterly	Contract	Yes	5,867	5,867	—	2,517	—
Nuevos Desarrollos S.A.	Other related parties	Financial lease agreements	30 days	Contract	Yes	335	—	—	—	129
Plaza Vespucio SPA	Other related parties	Financial lease agreements	30 days	Contract	Yes	82	—	—	—	261
Plaza Oeste	Other related parties	Financial lease agreements	30 days	Contract	Yes	243	—	—	—	963
Plaza del Trebol	Other related parties	Financial lease agreements	30 days	Contract	Yes	292	—	—	—	373
Plaza Tobalaba	Other related parties	Financial lease agreements	30 days	Contract	Yes	128	—	—	—	229
Plaza la Serena	Other related parties	Financial lease agreements	30 days	Contract	Yes	246	—	—	—	714
Inmobiliaria Mall Calama	Other related parties	Financial lease agreements	30 days	Contract	Yes	162	—	—	—	306
Plaza Antofagasta	Other related parties	Financial lease agreements	30 days	Contract	Yes	87	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.	Related Party Disclosures, continued:

(c)	Transactions with related parties, continued:

As of December 31, 2022

		Description of the transaction			Transactions under equivalence conditions to those transactions		Effect on Income		Effect on Financial position
Company name	Nature of the relationship with the Bank	Type of service	Term	Renewal conditions	with mutual independence between the parties	Amount MCh$	Income MCh$	Expenses MCh$	Accounts receivable MCh$	Accounts payable MCh$
Ionix SPA	Other related parties	IT license services	30 days	Contract	Yes	440	—	440	—	32
		IT support services	30 days	Contract	Yes	334	—	334	—	—
Canal 13 S.A.	Other related parties	Advertising service	30 days	Monthly	Yes	584	—	584	—	134
Servipag Ltda.	Joint venture	Software services	30 days	Contract	Yes	768	—	768	—	—
		Collection services	30 days	Contract	Yes	4,405	—	4,405	—	465
Bolsa de Comercio de Santiago, Bolsa de Valores	Minority investments	IT support services	30 days	Contract	Yes	259	—	259	—	—
		Service of financial information	30 days	Contract	Yes	335	—	335	—	—
		Brokerage commission	30 days	Contract	Yes	310	—	310	—	—
Enex S.A.	Other related parties	Rent spaces for ATM	30 days	Contract	Yes	1,183	—	1,183	—	168
Redbanc S.A.	Associates	Software development	30 days	Contract	Yes	399	—	399	—	—
		Electronic transaction management services	30 days	Contract	Yes	13,380	—	13,380	—	1,223
Sistemas Oracle de Chile Ltda.	Other related parties	Software services	30 days	Contract	Yes	6,029	—	6,029	—	2,281
		IT support services	30 days	Contract	Yes	2,873	—	2,873	—	—
Depósito Central de Valores S.A.	Other related parties	Custodial services	30 days	Contract	Yes	2,230	—	2,230	—	53
Inmobiliaria e Inversiones Capitolio S.A.	Other related parties	Space rental	30 days	Contract	Yes	82	—	82	—	—
Tagle y Compañía Ltda.	Other related parties	Legal services	30 days	Contract	Yes	126	—	126	—	6
Manantial S.A	Other related parties	Materials and supplies	30 days	Contract	Yes	224	—	224	—	15
Radiodifusión SPA	Other related parties	Advertising service	30 days	Contract	Yes	105	—	105	—	4

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.	Related Party Disclosures, continued:

(c)	Transactions with related parties, continued:

		Description of the transaction			Transactions under equivalence conditions to those transactions		Effect on Income		Effect on Financial position
Company name	Nature of the relationship with the Bank	Type of service	Term	Renewal conditions	with mutual independence between the parties	Amount MCh$	Income MCh$	Expenses MCh$	Accounts receivable MCh$	Accounts payable MCh$
Nexus S.A.	Other related parties	Customer product delivery services	30 days	Contract	Yes	1,185	—	1,185	—	1,679
		Card processing	30 days	Contract	Yes	11,178	—	11,178	—	—
		IT development services	30 days	Contract	Yes	1,565	—	1,565	—	—
		Embossing services	30 days	Contract	Yes	724	—	724	—	—
		Fraud prevention services	30 days	Contract	Yes	1,234	—	1,234	—	—
Artikos Chile S.A.	Joint venture	IT support services	30 days	Contract	Yes	421	—	421	—	17
		IT services				340	—	340	—	—
DCV Registros S.A.	Other related parties	IT services	30 days	Contract	Yes	275	—	275	—	—
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Associates	Collection services	30 days	Contract	Yes	588	—	588	—	56
Comder Contraparte Central S.A.	Other related parties	Securities clearing services	30 days	Contract	Yes	830	—	830	—	—
Citigroup Global Markets INC	Other related parties	Brokerage commission	30 days	Contract	Yes	480	—	480	—	—
Bolsa Electrónica de Chile S.A.	Minority investments	Brokerage commission	30 days	Contract	Yes	153	—	153	—	—
Transbank S.A.	Associates	Processing fees	30 days	Contract	Yes	1,150	—	1,150	—	91
		Exchange commission	30 days	Contract	Yes	94,489	94,489	—	8	—
Centro de Compensación Automatizado S.A.	Associates	Transfer services	30 days	Contract	Yes	2,340	—	2,340	—	378
Citibank N.A.	Other related parties	Connectivity business commissions	Quarterly	Contract	Yes	10,583	10,583	—	5,341	—
Centros Comerciales vecinales Arauco Express S.A.	Other related parties	Financial lease agreements	30 days	Contract	Yes	114	—	—	—	170
Nuevos Desarrollos S.A.	Other related parties	Financial lease agreements	30 days	Contract	Yes	303	—	—	—	392
Plaza Oeste	Other related parties	Financial lease agreements	30 days	Contract	Yes	221	—	—	—	1,039
Plaza del Trebol	Other related parties	Financial lease agreements	30 days	Contract	Yes	263	—	—	—	593
Plaza Tobalaba	Other related parties	Financial lease agreements	30 days	Contract	Yes	114	—	—	—	320
Plaza la Serena	Other related parties	Financial lease agreements	30 days	Contract	Yes	243	—	—	—	—
Inmobiliaria Mall Calama	Other related parties	Financial lease agreements	30 days	Contract	Yes	178	—	—	—	505

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.	Related Party Disclosures, continued:

(d)	Payments to the Board of Directors and to key personnel of the management of the Bank and its subsidiaries:

	2023	2022
	MCh$	MCh$
Directory:
Payment of remuneration and attendance fees of the Board of Directors - Bank and its subsidiaries	3,347	3,095

Key Personnel of the Management of the Bank and its Subsidiaries:
Payment for benefits to short-term employees	36,535	31,196
Payment for benefits to employees for termination of employment contract	1,548	1,698
Subtotal	38,083	32,894
Total	41,430	35,989

(e)	Composition of the Board of Directors and key personnel of the Management of the Bank and its subsidiaries:

	2023	2022
	No. Executives
Directory:
Directors — Bank and its subsidiaries	16	17

Key Personnel of the Management of the Bank and its Subsidiaries:
CEO — Bank	1	1
CEOs — Subsidiaries	5	5
Division Managers / Area — Bank	90	92
Division Managers / Area — Subsidiaries	30	32
Subtotal	126	130
Total	142	147

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.	Fair Value of Financial Assets and Liabilities:

Banco de Chile and its subsidiaries have defined a corporate framework for valuation and control related with the process to the fair value measurement.

Within the established framework includes the Product Control Unit, which is independent of the business areas and reports to the Financial Management Control and Productivity Division Manager. This function befalls to the Financial Control, Treasury and Capital Manager, through the Information and Financial Risk Control Deputy Management, is responsible for independent verification of price and results of trading (including derivatives) and investment operations and all fair value measurements.

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

Complementary and in parallel, the Information and Financial Risk Control Deputy Management generates and reports on a daily basis Profit and Loss (“P&L”) and Exposure to Market Risks, which allow for proper control and consistency of the parameters used in the valuation.

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

The preceding described valuation methodology is equivalent to the one used by the Bolsa de Comercio de Santiago (Santiago Stock Exchange) and corresponds with the standard methodology used in the market.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.	Fair Value of Financial Assets and Liabilities, continued:

(a)	Hierarchy of instrument valued at Fair value, continued:

Level 2:	They are financial instruments whose fair value is calculated based on prices other than in quoted in Level 1 that are observable for the asset or liability, directly (that is, as prices or internal rates of return) or indirectly (that is, derived from prices or internal rates of return from similar instruments). These categories include:

	a)	Quoted prices for similar assets or liabilities in active markets.
	b)	Quoted prices for identical or similar assets or liabilities in markets that are not active.
	c)	Inputs data other than quoted prices that are observable for the asset or liability.
	d)	Inputs data corroborated by the market.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.	Fair Value of Financial Assets and Liabilities, continued:

(a)	Hierarchy of instrument valued at Fair value, continued:

Valuation Techniques and Inputs for Level 2 Instrument:

Type of Financial Instrument	Valuation Method	Description: Inputs and Sources
Local Bank and Corporate Bonds	Discounted cash flows model	Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market.

Model is based on a Base Yield (Central Bank Bonds) and issuer spread.

The model is based on daily prices and risk/maturity similarities between Instruments.

Offshore Bank and Corporate Bonds		Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices.

Local Central Bank and Treasury Bonds		Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices.

Mortgage Notes	Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market.

Model is based on a Base Yield (Central Bank Bonds) and issuer spread.

The model takes into consideration daily prices and risk/maturity similarities between instruments.

Time Deposits		Prices are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices and considers risk/maturity similarities between instruments.

Cross Currency Swaps, Interest Rate Swaps, FX Forwards, Inflation Forwards	Forward Points, Inflation forecast and local swap rates are provided by market brokers that are widely used in the Chilean market

Offshore rates and spreads are obtained from third party price providers that are widely used in the Chilean market.

Zero Coupon rates are calculated by using the bootstrapping method over swap rates.

FX Options	Black-Scholes Model	Prices for volatility surface estimates are obtained from market brokers that are widely used in the Chilean market.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.	Fair Value of Financial Assets and Liabilities, continued:

(a)	Hierarchy of instrument valued at Fair value, continued:

Level 3:	These are financial instruments whose fair value is determined using non-observable inputs data neither for the assets or liabilities under analysis nor for similar instruments. An adjustment to an input that is significant to the entire measurement can result in a fair value measurement classified within Level 3 of the fair value hierarchy, if the adjustment uses significant non-observable data entry.

The instruments likely to be classified as Level 3 are mainly Corporate Debt by Chilean and foreign companies, issued both in Chile and abroad.

Valuation Techniques and Inputs for Level 3 Instrument:

Type of Financial Instrument	Valuation Method	Description: Inputs and Sources
Local Bank and Corporate Bonds	Discounted cash flows model	Since inputs for these types of securities are not observable by the market, we model interest rate of returns for them based on a Base Yield (Central Bank Bonds) and issuer spread. These inputs (base yield and issuer spread) are provided on a daily basis by third party price providers that are widely used in the Chilean market.

Offshore Bank and Corporate Bonds	Discounted cash flows model	Since inputs for these types of securities are not observable by the market, we model interest rate of returns for them based on a Base Yield (US-Libor) and issuer spread. These inputs (base yield and issuer spread) are provided on a weekly basis by third party price providers that are widely used in the Chilean market.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.	Fair Value of Financial Assets and Liabilities, continued:

(b)	Level chart:

The following table shows the classification by levels, for financial instruments registered at fair value.

	Level 1		Level 2		Level 3		Total
	2023	2022	2023	2022	2023	2022	2023	2022
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial Assets held for trading at fair value through profit or loss
Derivative contracts financial:
Forwards	—	—	212,639	566,050	—	—	212,639	566,050
Swaps	—	—	1,818,155	2,389,577	—	—	1,818,155	2,389,577
Call Options	—	—	3,435	2,321	—	—	3,435	2,321
Put Options	—	—	1,311	2,758	—	—	1,311	2,758
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	2,035,540	2,960,706	—	—	2,035,540	2,960,706
Debt Financial Instruments:
From the Chilean Government and Central Bank	181,702	28,128	2,845,611	3,031,164	—	—	3,027,313	3,059,292
Other debt financial instruments issued in Chile	—	—	301,948	273,934	34,363	100,519	336,311	374,453
Financial debt instruments issued Abroad	—	—	—	—	—	—	—	—
Subtotal	181,702	28,128	3,147,559	3,305,098	34,363	100,519	3,363,624	3,433,745

Others	409,328	257,325	—	—	—	—	409,328	257,325

Financial Assets at fair value through Other Comprehensive Income
Debt Financial Instruments: (1)
From the Chilean Government and Central Bank	532,203	552,763	1,305,449	1,706,094	—	—	1,837,652	2,258,857
Other debt financial instruments issued in Chile	—	—	1,653,182	1,499,625	88,483	41,283	1,741,665	1,540,908
Financial debt instruments issued Abroad	—	—	207,208	167,627	—	—	207,208	167,627
Equity Instruments:
Instruments issued in Chile	10,243	5,342	—	—	358	358	10,601	5,700
Instruments issued abroad	1,286	820	—	—	25	25	1,311	845
Subtotal	543,732	558,925	3,165,839	3,373,346	88,866	41,666	3,798,437	3,973,937

Derivative contracts financial for hedging purposes
Forwards	—	—	—	—	—	—	—	—
Swaps	—	—	49,065	27,077	—	—	49,065	27,077
Call Options	—	—	—	—	—	—	—	—
Put Options	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	49,065	27,077	—	—	49,065	27,077
Total	1,134,762	844,378	8,398,003	9,666,227	123,229	142,185	9,655,994	10,652,790

Financial Liabilities
Financial liabilities held for trading at fair value through profit or loss
Derivative contracts financial:
Forwards	—	—	221,626	535,630	—	—	221,626	535,630
Swaps	—	—	1,969,558	2,560,285	—	—	1,969,558	2,560,285
Call Options	—	—	1,061	1,665	—	—	1,061	1,665
Put Options	—	—	3,871	3,889	—	—	3,871	3,889
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	2,196,116	3,101,469	—	—	2,196,116	3,101,469

Others	—	—	2,305	6,271	—	—	2,305	6,271

Derivative contracts financial for hedging purposes
Forwards	—	—	—	—	—	—	—	—
Swaps	—	—	160,602	223,016	—	—	160,602	223,016
Call Options	—	—	—	—	—	—	—	—
Put Options	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	160,602	223,016	—	—	160,602	223,016
Total	—	—	2,359,023	3,330,756	—	—	2,359,023	3,330,756

(1)	As of December 31, 2023, 100% of instruments of level 3 have denomination “Investment Grade”. Also, 100% of total of these financial instruments correspond to domestic issuers.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.	Fair Value of Financial Assets and Liabilities, continued:

(c)	Level 3 Reconciliation:

The following table shows the reconciliation between the balances at the beginning and at the end of year for those instruments classified in Level 3, whose fair value is reflected in the Consolidated Financial Statements:

	2023
	Balance as of January 1, 2023	Gain (Loss) Recognized in Income (1)	Gain (Loss) Recognized in Equity (2)	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of December 31, 2023
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets held for trading at fair value through profit or loss
Debt Financial Instruments:
Other debt financial instruments issued in Chile	100,519	767	—	18,085	(62,179)	15,190	(38,019)	34,363
Subtotal	100,519	767	—	18,085	(62,179)	15,190	(38,019)	34,363

Financial Assets at fair value through Other Comprehensive Income:
Debt Financial Instruments:
Other debt financial instruments issued in Chile	41,283	4,093	(7,355)	63,930	(1,695)	3,951	(15,724)	88,483
Equity Instruments:
Instruments issued in Chile	358	—	—	—	—	—	—	358
Instruments issued abroad	25	—	—	—	—	—	—	25
Subtotal	41,666	4,093	(7,355)	63,930	(1,695)	3,951	(15,724)	88,866

Total	142,185	4,860	(7,355)	82,015	(63,874)	19,141	(53,743)	123,229

	2022
	Balance as of January 1, 2022	Gain (Loss) Recognized in Income (1)	Gain (Loss) Recognized in Equity (2)	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of December 31, 2022
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets held for trading at fair value through profit or loss
Debt Financial Instruments:
Other debt financial instruments issued in Chile	51,484	902	—	111,960	(63,827)	—	—	100,519
Subtotal	51,484	902	—	111,960	(63,827)	—	—	100,519

Financial Assets at fair value through Other Comprehensive Income:
Debt Financial Instruments:
Other debt financial instruments issued in Chile	25,203	(1,477)	4,921	25,044	(12,408)	—	—	41,283
Equity Instruments:
Instruments issued in Chile	218	—	140	—	—	—	—	358
Instruments issued abroad	25	—	—	—	—	—	—	25
Subtotal	25,446	(1,477)	5,061	25,044	(12,408)	—	—	41,666

Total	76,930	(575)	5,061	137,004	(76,235)	—	—	142,185

(1)	Recorded in income under item “Net Financial income (expense)”.

(2)	Recorded in equity under item “Accumulated other comprehensive income”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.	Fair Value of Financial Assets and Liabilities, continued:

(d)	Sensitivity of instruments classified in Level 3 to changes in key assumptions of models:

The following table shows the sensitivity, by type of instrument, of those instruments classified in Level 3 using alternative in key valuation assumptions:

	As of December 31, 2023		As of December 31, 2022
	Level 3	Sensitivity to changes in key assumptions of models	Level 3	Sensitivity to changes in key assumptions of models
	MCh$	MCh$	MCh$	MCh$

Financial Assets held for trading at fair value through profit or loss
Debt Financial Instruments:
Other debt financial instruments issued in Chile	34,363	(696)	100,519	(997)
Subtotal	34,363	(696)	100,519	(997)

Financial Assets at fair value through Other Comprehensive Income
Debt Financial Instruments:
Other debt financial instruments issued in Chile	88,483	(2,721)	41,283	(1,263)
Equity Instruments:
Instruments issued in Chile	358	—	358	—
Instruments issued abroad	25	—	25	—
Subtotal	88,866	(2,721)	41,666	(1,263)
Total	123,229	(3,417)	142,185	(2,260)

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

The following table summarizes the fair values of the Bank’s main financial assets and liabilities that are not recorded at fair value in the Statement of Financial Position. The values shown in this note are not attempt to estimate the value of the Bank’s income-generating assets, nor forecast their future behavior. The estimated fair value is as follows:

	Book Value		Estimated Fair Value
	2023	2022	2023	2022
	MCh$	MCh$	MCh$	MCh$

Assets
Cash and due from banks	2,464,648	2,764,884	2,464,648	2,764,884
Transactions in the course of collection	415,505	772,196	415,505	772,196
Subtotal	2,880,153	3,537,080	2,880,153	3,537,080
Financial assets at amortized cost
Rights by resale agreements and securities lending	71,822	54,061	71,822	54,061
Debt financial instruments	1,431,083	902,355	1,368,416	836,527
Loans and advances to Banks
Domestic banks	—	—	—	—
Central Bank of Chile	2,100,933	1,801,100	2,100,933	1,801,100
Foreign banks	417,657	372,051	412,662	369,526
Subtotal	4,021,495	3,129,567	3,953,833	3,061,214
Loans to customers, net
Commercial loans	19,770,403	19,987,278	19,193,778	19,161,774
Residential mortgage loans	12,277,266	11,371,676	11,656,071	11,138,046
Consumer loans	4,893,418	4,545,734	5,025,163	4,608,041
Subtotal	36,941,087	35,904,688	35,875,012	34,907,861
Total	43,842,735	42,571,335	42,708,998	41,506,155

Liabilities
Transactions in the course of payment	356,871	681,792	356,871	681,792
Financial liabilities at amortized cost
Current accounts and other demand deposits	13,670,793	13,592,155	13,670,793	13,592,155
Saving accounts and time deposits	15,538,196	14,358,987	15,536,406	14,342,841
Obligations by repurchase agreements and securities lending	157,173	216,264	157,173	216,264
Borrowings from financial institutions	5,360,715	5,397,676	5,152,776	4,844,427
Debt financial instruments issued
Letters of credit for residential purposes	1,433	2,328	1,533	2,466
Letters of credit for general purposes	11	49	12	52
Bonds	9,358,621	9,265,570	9,090,188	9,030,443
Other financial obligations	339,305	344,030	339,327	363,809
Subtotal	44,426,247	43,177,059	43,948,208	42,392,457
Debt financial instruments issued for regulatory capital purposes
Subordinate bonds	1,039,814	1,010,905	1,035,801	1,002,250
Total	45,822,932	44,869,756	45,340,880	44,076,499

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

The table below sets forth the fair value of Financial Assets and Liabilities not measured at fair value on the balance sheet, for the years ended December 31, 2023 and 2022:

	Level 1 Estimated Fair Value		Level 2 Estimated Fair Value		Level 3 Estimated Fair Value		Total Estimated Fair Value
	2023	2022	2023	2022	2023	2022	2023	2022
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and due from banks	2,464,648	2,764,884	—	—	—	—	2,464,648	2,764,884
Transactions in the course of collection	415,505	772,196	—	—	—	—	415,505	772,196
Subtotal	2,880,153	3,537,080	—	—	—	—	2,880,153	3,537,080
Financial assets at amortized cost
Rights by resale agreements and securities lending	71,822	54,061	—	—	—	—	71,822	54,061
Debt financial instruments	1,368,416	836,527	—	—	—	—	1,368,416	836,527
Loans and advances to Banks
Domestic banks	—	—	—	—	—	—	—	—
Central Bank of Chile	2,100,933	1,801,100	—	—	—	—	2,100,933	1,801,100
Foreign banks	—	—	—	—	412,662	369,526	412,662	369,526
Subtotal	3,541,171	2,691,688	—	—	412,662	369,526	3,953,833	3,061,214
Loans to customers, net
Commercial loans	—	—	—	—	19,193,778	19,161,774	19,193,778	19,161,774
Residential mortgage loans	—	—	—	—	11,656,071	11,138,046	11,656,071	11,138,046
Consumer loans	—	—	—	—	5,025,163	4,608,041	5,025,163	4,608,041
Subtotal	—	—	—	—	35,875,012	34,907,861	35,875,012	34,907,861
Total	6,421,324	6,228,768	—	—	36,287,674	35,277,387	42,708,998	41,506,155

Liabilities
Transactions in the course of payment	356,871	681,792	—	—	—	—	356,871	681,792
Financial liabilities at amortized cost
Current accounts and other demand deposits	13,670,793	13,592,155	—	—	—	—	13,670,793	13,592,155
Saving accounts and time deposits	—	—	—	—	15,536,406	14,342,841	15,536,406	14,342,841
Obligations by repurchase agreements and securities lending	157,173	216,264	—	—	—	—	157,173	216,264
Borrowings from financial institutions	—	—	—	—	5,152,776	4,844,427	5,152,776	4,844,427
Debt financial instruments issued
Letters of credit for residential purposes	—	—	1,533	2,466	—	—	1,533	2,466
Letters of credit for general purposes	—	—	12	52	—	—	12	52
Bonds	—	—	9,090,188	9,030,443	—	—	9,090,188	9,030,443
Other financial obligations	—	—	—	—	339,327	363,809	339,327	363,809
Subtotal	13,827,966	13,808,419	9,091,733	9,032,961	21,028,509	19,551,077	43,948,208	42,392,457
Debt financial instruments issued for regulatory capital purposes
Subordinate bonds	—	—	—	—	1,035,801	1,002,250	1,035,801	1,002,250
Total	14,184,837	14,490,211	9,091,733	9,032,961	22,064,310	20,553,327	45,340,880	44,076,499

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.	Fair Value of Financial Assets and Liabilities, continued:

(f)	Levels of other assets and liabilities, continued:

The Bank determines the fair value of these assets and liabilities according to the following:

●	Short-term assets and liabilities: For assets and liabilities with short-term maturity, it is assumed that the book values approximate to their fair value. This assumption is applied to the following assets and liabilities:

Assets		Liabilities

-	Cash and due from banks	-	Current accounts and other demand deposits
-	Transactions in the course of collection	-	Transactions in the course of payments
-	Investment under resale agreements and securities loans	-	Obligations under repurchase agreements and securities loans
-	Loans and advance to domestic banks (including the Central Bank of Chile)

●	Loans to Customers and Advance to foreign banks: Fair value is determined by using the discounted cash flow model and internally generated discount rates, based on internal transfer rates derived from our internal transfer price process. Once the present value is determined, we deduct the related loan loss allowances in order to incorporate the credit risk associated with each contract or loan. As we use internally generated parameters for valuation purposes, we categorize these instruments in Level 3.

●	Debt financial instruments at amortized cost: The fair value is calculated with the methodology of the Stock Exchange, using the IRR observed in the market. Because the instruments that are in this category correspond to Treasury Bonds that are Benchmark, they are classified in Level 1.

●	Letters of Credit and Bonds: In order to determine the present value of contractual cash flows, we apply the discounted cash flow model by using market interest rates that are available in the market, either for the instruments under valuation or instruments with similar features that fit valuation needs in terms of currency, maturities and liquidity. The market interest rates are obtained from third party price providers widely used by the market. As a result of the valuation technique and the quality of inputs (observable) used for valuation, we categorize these financial liabilities in Level 2.

●	Saving Accounts, Time Deposits, Borrowings from Financial Institutions (including the Central Bank of Chile), Subordinated Bonds and Other borrowings financial: The discounted cash flow model is used to obtain the present value of committed cash flows by applying a bucket approach and average adjusted discount rates that derived from both market rates for instruments with similar features and our internal transfer price process. As we use internally generated parameters and/or apply significant judgmental analysis for valuation purposes, we categorize these financial liabilities in Level 3.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

42.	Maturity according to their remaining Terms of Financial Assets and Liabilities:

The table below details the main financial assets and liabilities grouped in accordance with their remaining maturity, including capitals and accrued interest as of December 31, 2023 and 2022. As these are for trading and financial instrument at fair value through other comprehensive income are included at their fair value:

	2023
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
Assets	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and due from banks	2,464,648	—	—	—	2,464,648	—	—	—	—	2,464,648
Transactions in the course of collection	—	415,505	—	—	415,505	—	—	—	—	415,505
Financial assets held for trading at fair value through profit or loss
Derivative contracts financial	—	57,011	130,507	309,218	496,736	560,641	314,649	663,514	1,538,804	2,035,540
Debt financial instruments	—	3,363,624	—	—	3,363,624	—	—	—	—	3,363,624
Others	—	409,328	—	—	409,328	—	—	—	—	409,328
Financial assets at fair value through other comprehensive income
Debt Financial Instruments	—	180,968	721,297	1,790,913	2,693,178	257,310	478,175	357,862	1,093,347	3,786,525
Equity Instruments	—	—	—	—	—	—	—	11,912	11,912	11,912
Derivative contracts financial for hedging purposes	—	—	—	14,321	14,321	1,530	21,062	12,152	34,744	49,065
Financial assets at amortized cost
Rights by resale agreements and securities lending	—	61,005	10,322	495	71,822	—	—	—	—	71,822
Debt financial instruments	—	—	—	507,203	507,203	478,818	128,728	316,334	923,880	1,431,083
Loans and advances to Banks (*)	—	2,216,942	73,506	229,483	2,519,931	—	—	—	—	2,519,931
Loans to customers, net (*)	—	5,478,882	2,587,416	6,993,529	15,059,827	7,092,458	3,965,966	11,533,023	22,591,447	37,651,274
Total financial assets	2,464,648	12,183,265	3,523,048	9,845,162	28,016,123	8,390,757	4,908,580	12,894,797	26,194,134	54,210,257

	2023
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
Liabilities	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Transactions in the course of payment	—	356,871	—	—	356,871	—	—	—	—	356,871
Financial liabilities held for trading at fair value through profit or loss
Derivative contracts financial	—	56,519	141,764	319,273	517,556	566,762	431,076	680,722	1,678,560	2,196,116
Others	—	2,160	126	—	2,286	19	—	—	19	2,305
Derivative contracts financial for hedging purposes	—	—	—	—	—	20,505	3,189	136,908	160,602	160,602
Financial liabilities at amortized cost
Current accounts and other demand deposits	13,670,793	—	—	—	13,670,793	—	—	—	—	13,670,793
Saving accounts and time deposits (**)	—	10,209,874	3,459,981	1,450,857	15,120,712	60,622	595	542	61,759	15,182,471
Obligations by repurchase agreements and securities lending	—	157,015	158	—	157,173	—	—	—	—	157,173
Borrowings from financial institutions	—	176,910	65,902	5,091,283	5,334,095	26,620	—	—	26,620	5,360,715
Debt financial instruments issued
Letters of credit	—	175	282	416	873	171	80	320	571	1,444
Bonds	—	52,443	186,629	956,608	1,195,680	2,138,820	2,075,249	3,948,872	8,162,941	9,358,621
Other financial obligations	—	339,293	—	12	339,305	—	—	—	—	339,305
Lease liabilities	—	2,181	4,314	16,655	23,150	35,619	27,835	14,876	78,330	101,480
Debt financial instruments issued for regulatory capital purposes	—	1,472	—	113,256	114,728	18,826	10,216	896,044	925,086	1,039,814
Total financial liabilities	13,670,793	11,354,913	3,859,156	7,948,360	36,833,222	2,867,964	2,548,240	5,678,284	11,094,488	47,927,710

(*)	These balances are presented without deduction of their respective provisions, which amount to Ch$710,187 million for loans to customers and Ch$1,341 million for borrowings from financial institutions.

(**)	Excludes term saving accounts, which amount to Ch$355,725 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

42.	Maturity according to their remaining Terms of Financial Assets and Liabilities, continued:

	2022
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
Assets	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and due from banks	2,764,884	—	—	—	2,764,884	—	—	—	—	2,764,884
Transactions in the course of collection	—	772,196	—	—	772,196	—	—	—	—	772,196
Financial assets held for trading at fair value through profit or loss
Derivative contracts financial	—	175,620	243,091	637,830	1,056,541	701,848	415,817	786,500	1,904,165	2,960,706
Debt financial instruments	—	3,433,745	—	—	3,433,745	—	—	—	—	3,433,745
Others	—	257,325	—	—	257,325	—	—	—	—	257,325
Financial assets at fair value through other comprehensive income
Debt Financial Instruments	—	71,345	231,925	2,143,838	2,447,108	718,241	80,008	722,035	1,520,284	3,967,392
Equity Instruments	—	—	—	—	—	—	—	6,545	6,545	6,545
Derivative contracts financial for hedging purposes	—	—	—	15,863	15,863	443	8,052	2,719	11,214	27,077
Financial assets at amortized cost
Rights by resale agreements and securities lending	—	35,549	14,324	4,188	54,061	—	—	—	—	54,061
Debt financial instruments	—	—	—	—	—	16,280	445,624	440,451	902,355	902,355
Loans and advances to Banks (*)	—	1,904,367	63,396	207,029	2,174,792	—	—	—	—	2,174,792
Loans to customers, net (*)	—	4,972,157	2,937,024	6,830,834	14,740,015	7,403,768	3,752,730	10,829,784	21,986,282	36,726,297
Total financial assets	2,764,884	11,622,304	3,489,760	9,839,582	27,716,530	8,840,580	4,702,231	12,788,034	26,330,845	54,047,375

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

42.	Maturity according to their remaining Terms of Financial Assets and Liabilities, continued:

	2022
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
Liabilities	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Transactions in the course of payment	—	681,792	—	—	681,792	—	—	—	—	681,792
Financial liabilities held for trading at fair value through profit or loss
Derivative contracts financial	—	167,924	222,880	588,342	979,146	692,759	465,828	963,736	2,122,323	3,101,469
Others	—	4,355	1,916	—	6,271	—	—	—	—	6,271
Derivative contracts financial for hedging purposes	—	—	—	1,462	1,462	20,240	15,639	185,675	221,554	223,016
Financial liabilities at amortized cost
Current accounts and other demand deposits	13,592,155	—	—	—	13,592,155	—	—	—	—	13,592,155
Saving accounts and time deposits (**)	—	9,544,041	2,962,617	1,324,088	13,830,746	113,901	5,940	655	120,496	13,951,242
Obligations by repurchase agreements and securities lending	—	216,212	52	—	216,264	—	—	—	—	216,264
Borrowings from financial institutions	—	289,675	84,391	675,089	1,049,155	4,348,521	—	—	4,348,521	5,397,676
Debt financial instruments issued
Letters of credit	—	338	364	528	1,230	744	39	364	1,147	2,377
Bonds	—	38,469	173,248	1,248,410	1,460,127	1,895,121	2,282,248	3,628,074	7,805,443	9,265,570
Other financial obligations	—	343,943	11	54	344,008	22	—	—	22	344,030
Lease liabilities	—	2,618	7,644	17,353	27,615	27,634	15,009	19,111	61,754	89,369
Debt financial instruments issued for regulatory capital purposes	—	1,153	—	117,262	118,415	20,157	12,345	859,988	892,490	1,010,905
Total financial liabilities	13,592,155	11,290,520	3,453,123	3,972,588	32,308,386	7,119,099	2,797,048	5,657,603	15,573,750	47,882,136

(*)	These balances are presented without deduction of their respective provisions, which amount to Ch$821,609 million for loans to customers and Ch$1,641 million for borrowings from financial institutions.

(**)	Excludes term saving accounts, which amount to Ch$407,745 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

43.	Financial and Non-Financial Assets and Liabilities by Currency:

As of December 31, 2023	CLP	CLF	FX Indexation	USD	GBP	EUR	CHF	JPY	CNY	Others	TOTAL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Financial assets	26,261,745	21,221,806	145,584	5,592,918	42,300	176,380	3,988	18,085	16,225	19,698	53,498,729
Non-Financial assets	1,829,555	30,487	13,710	344,211	23	1,287	1	—	—	38	2,219,312
Total Assets	28,091,300	21,252,293	159,294	5,937,129	42,323	177,667	3,989	18,085	16,225	19,736	55,718,041

Liabilities
Financial liabilities	29,850,279	10,782,723	278	6,191,536	9,951	195,818	291,397	226,389	5,716	729,348	48,283,435
Non-Financial liabilities	1,266,125	1,538	721	80,322	47	3,811	6	12	5	74	1,352,661
Total Liabilities	31,116,404	10,784,261	999	6,271,858	9,998	199,629	291,403	226,401	5,721	729,422	49,636,096

Mismatch of Financial Assets and Liabilities (*)	(3,588,534)	10,439,083	145,306	(598,618)	32,349	(19,438)	(287,409)	(208,304)	10,509	(709,650)	5,215,294

(*)	This value does not consider non-financial assets and liabilities and the notional values of derivative instruments, which are disclosed at fair value.

As of December 31, 2022	CLP	CLF	FX Indexation	USD	GBP	EUR	CHF	JPY	CNY	Others	TOTAL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Financial assets	27,012,865	19,647,323	118,265	6,163,957	40,693	191,526	2,646	13,243	14,491	19,116	53,224,125
Non-Financial assets	1,535,470	25,186	4,625	318,509	23	911	—	—	—	5	1,884,729
Total Assets	28,548,335	19,672,509	122,890	6,482,466	40,716	192,437	2,646	13,243	14,491	19,121	55,108,854

Liabilities
Financial liabilities	29,120,073	10,769,265	233	6,826,028	23,466	237,470	364,359	194,286	3,485	751,216	48,289,881
Non-Financial liabilities	1,262,132	347	355	122,150	28	2,106	56	37	117	208	1,387,536
Total Liabilities	30,382,205	10,769,612	588	6,948,178	23,494	239,576	364,415	194,323	3,602	751,424	49,677,417

Mismatch of Financial Assets and Liabilities (*)	(2,107,208)	8,878,058	118,032	(662,071)	17,227	(45,944)	(361,713)	(181,043)	11,006	(732,100)	4,934,244

(*)	This value does not consider non-financial assets and liabilities and the notional values of derivative instruments, which are disclosed at fair value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report:

(1)	Introduction

Banco de Chile seeks to maintain a risk profile that ensures the sustainable growth that is aligned with its strategic objectives, maximizing value creation and guarantee its long-term solvency. Global risk management takes into consideration the different business segments served by the Bank, being approached from a comprehensive and differentiated perspective.

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

The Bank’s Board of Directors Board of Directors of Banco de Chile establishes the risk policies, the Risk Appetite Framework, and the guidelines for the development, validation and monitoring of models. Likewise, it approves the provision models, the Additional Provisions Policy and pronounces annually on the sufficient provisions. Also, it ratifies the strategies, policies, functional structure and comprehensive management model of Operational Risk and is in charge of guaranteeing the consistency of this model with the Bank’s strategy, ensuring proper implementation of the model in the organization. Along with this, it establishes the Subsidiary Risk Control Policy, describing the supervision scheme that the Bank applies to the relevant subsidiaries to control the risks that affect them. For its part, the Administration is responsible both for the establishment of standards and associated procedures as well as for the control and compliance with the disposed by the Board of Directors, ensuring that there is consistency between the criteria applied by the Bank and its subsidiaries, maintaining strict coordination at the corporate level and informing the Board of Directors in the defined instances.

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

The Wholesale Credit Risk Division and the Retail Credit Risk and Global Risk Control Division contribute to providing effective governance to the Corporation’s main risks, with a focus on optimizing the risk-return relationship, ensuring business continuity and generating a robust risk culture. They identify potential losses derived from the non-compliance of counterparties, movements in market factors or the lack of adequacy of processes, people or systems, contributing comprehensively to capital management.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(1)	Introduction, continued:

(a)	Risk Management Structure, continued:

Likewise, they continuously manage risk knowledge from a comprehensive approach, in order to contribute to the business and anticipate threats that may damage the solvency and quality of the portfolio, permeating a unique risk culture towards the Corporation, promoting training and permanent education.

Both Divisions are responsible for credit risk in the admission, monitoring and recovery phases for the different business segments. The Wholesale Credit Risk Division has in its structure the Market Risk Management that develops the function of measurement, limitation, control and reporting of said risk along with the definition of valuation standards and management of the Bank’s assets and liabilities.

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

This Division also has the Operational Risk and Business Continuity Management, in charge of managing and supervising the application of the policies, rules and procedures in each of these areas within the Bank and Subsidiaries. For these purposes, the Operational Risk Management is in charge of guaranteeing the identification and efficient management of operational risks and promoting a culture in terms of risks to prevent financial losses and improve the quality of the processes, as well as proposing continuous improvements to risk management, aligned with regulatory requirements and business objectives.

In addition to the above, the Business Continuity Management manages the strategy and control of continuity in the operational and technological field, through plans and controlled tests to reduce the impact of disruptive events that may affect the Bank. Additionally, there is the role and responsibilities of the Information Security Officer (ISO), with an independent function in charge of designing and implementing a monitoring environment for the adequate definition and implementation of the information security strategy and controls and cybersecurity, as well as the independence of the control functions of the Cybersecurity Division.

In both Operational Risk and Business Continuity, its methodologies, controls and scope are applied at the Banco de Chile level and are replicated in the subsidiaries, guaranteeing their homologation to the Bank’s global management model.

For its part, the Cybersecurity Division is responsible for defining, implementing and reporting the progress of the Strategic Cybersecurity Plan in line with the Bank’s business strategy, one of its main focuses being to protect internal information, that of its customers and collaborators.

This Division is comprises by the Cybersecurity Engineering Management, the Cyber Defense Management, the Strategic Management Deputy Management and the Cyber Intelligence and Advanced Analytics Deputy Management. Also included are the Technological Risk Management and the Cybersecurity and Subsidiaries Management Department, as control units. The responsibilities of the aforementioned Managements and Deputy Managements are described in Section 5 of this Note.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(1)	Introduction, continued:

(a)	Risk Management Structure, continued:

(i)	Finance, International and Financial Risk Committee

The objectives of this committee are to monitor and continuously review the liquidity status and, trends in the most important financial positions, as well as the their associated results, and their price and liquidity risks that are generated. Some of its specific functions include, the review of the proposal to the Board of Directors of the Risk Appetite Framework (RAF), the Financing Plan and the structure of limits and alerts for price and liquidity risks, reviewing and approving the Comprehensive Risk Measurement (CRM) for subsequent review in the Capital Management Committee and later approval by the Board of Directors, the design of policies and procedures related to the establishment of limits and alerts for price risk and liquidity risk; reviewing the evolution of financial positions and market risks; monitoring limit excesses and alert activations; ensuring adequate identification of risk factors in financial positions; ensuring that the price and liquidity risk management guidelines in the Bank’s subsidiaries are consistent with those of the latter, and that these are reflected in their own policies and procedures.

(ii)	Credit Committees

The credit approval process is done mainly through various credit committees, which are composed of qualified professionals and with the sufficient attributions to take decisions required.

Each committee defines the terms and conditions under which the Bank accepts counterparty risks and the Wholesale Credit Risk and Retail Credit Risk Divisions and Global Risk Control participate independently and autonomously of the commercial areas. They are constituted according to the commercial segments and the amounts to approve and have different meeting periodicities.

Within the risk management structure of the Bank, the maximum approval instance is the Credit Committee of Directors. Its functions are to resolve all credit transactions associated with customers and economic groups with approved lines of credit in excess of UF750,000, and to approve all credit transactions where the bank’s internal regulations require approval from this Committee, except for any special powers delegated by the board to management.

(iii)	Portfolio Risk Committee

The Portfolio Risk Committee must understand the composition, concentration and risks attached to the bank’s loan portfolio, from a global, sectoral and business unit perspective, review and approve the comprehensive risk measurement (CRM) and the Credit Risk Appetite Framework (RAF) in the area of credit risk; It must review the main debtors, their delinquency, past-due portfolio and impairment indicators, together with the write-offs and loan portfolio provisions for each segment. It must propose differentiated management strategies, as well as analyzing and agreeing on the and analyze credit policy proposals that will be approved by theto be approved by the board of directors. This committee also reviews and ratifies the approvals of management models and methodologies Also, this committee is responsible for reviewing and ratifying the approvals of management models and methodologies previously carried out by the Technical Committee for the Supervision of Internal Models, as well as proposing the regulatory models and methodologies for final approval by the Board of Directors.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(1)	Introduction, continued:

(a)	Risk Management Structure, continued:

(iv)	Technical Committee for the Supervision of Internal Models

Among other functions, this committee must ensure compliance with the main guidelines to be used for the construction of models; analyze the adopted criteria and review and approve methodologies associated with non-regulatory models, which must be submitted to the Portfolio Risk Committee for consideration, for final ratification; In the case of regulatory models, this Committee is limited to its review, leaving approval in the hands of the Portfolio Risk Committee and subsequently the Board of Directors. It is also in charge of monitoring the quality of internal models, according to the specific guidelines on this matter, which are also approved by the board of directors.

(v)	Model Risk Management Committee

Its main function is to establish and supervise the model risk management framework and the corresponding methodologies at the institutional level. Among other matters, this committee reviews and discusses the identification and evaluation of model risks based on aggregate results, ensures the updating of the inventory of institutional models and submits the Model Risk Management Policy to the Board of Directors for review and approval.

(vi)	Senior Operational Risk

The Senior Operational Risk Committee makes any necessary changes to the processes, controls and information systems that support the bank’s transactions, in order to mitigate operational risks, and assure that areas can appropriately manage and control these risks.

This committee has many functions dedicated to supervising appropriate operational risk management at the bank and its subsidiaries, and for implementing the policies, standards and methods associated with the bank’s comprehensive operational risk management model. It plans initiatives to develop it and publishes them throughout the bank. It promotes a culture of operational risk management within the bank and its subsidiaries. It reviews integral risk measurement for operational risks. It approves the bank’s operational risk appetite framework. It ensures compliance with the regulatory framework; become aware of the main frauds, incidents, events and their root causes, impacts and corrective measures; ensure the long-term solvency of the organization, avoiding risk factors that may jeopardize the continuity of the Bank. It reviews new products and services, verifies the consistency of associated policies across the bank’s subsidiaries, monitors their compliance, and reviews operational risk management at subsidiaries; become aware of the level of risk to which the bank is exposed in its outsourced services, among others.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(1)	Introduction, continued:

(a)	Risk Management Structure, continued:

(vii)	Operational Risk Committee

The committee is empowered to trigger the necessary changes in the processes, procedures, controls and information systems that support the operation of Banco de Chile, in order to mitigate its operational risks, ensuring that the different areas properly manage and control these risks.

Among the main functions of the Operational Risk Committee are: regarding the ddevelopingment of thea comprehensive operational risk management model, ensuring the implementation and/or updating of the regulatory framework, plans and initiatives for the development of the model and its dissemination in the organization; promote a culture of operational risk management at all levels of the Bank; become aware of the results obtained in the comprehensive measurement of operational risk; review the operational risk appetite framework; ensure the current regulatory framework in matters that are limited to operational risk; review the level of exposure to operational risk of the Bank and the main risks to which it is exposed; become aware of the main frauds, incidents, operational events and their root causes, impacts and corrective measures as appropriate, as well as operational risk assessments; propose, agree on and/or prioritize strategies to mitigate the main operational risks; ensure the long-term solvency of the organization; ensure that Operational Risk policies are aligned with the Bank’s objectives and strategies; become aware of the level of risk to which the bank is exposed in its outsourced services, among others.

(viii)	Capital Management Committee

The main purpose of this committee is to assess, monitor and review capital adequacy in accordance with the principles in the bank’s capital management policy and its risk framework, to ensure that capital resources are adequately managed, the CMF’s principles are respected, and the bank’s medium-term sustainability.

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

In 2023, the Bank made a few adjustments to the ECL models, more precisely to their PD forecasting (forward-looking) model, including more recent macroeconomic data. As a result of that, these adjustments resulted in a non-material variation of our ECL estimates.

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

The Bank seeks an adequate risk-return relation and an appropriate balance of the risks assumed, through a permanent credit risk management considering the processes of admission, monitoring and recovery of the loans granted. Establishes the risk management framework for the different business segments it serves, responding to regulatory demands and commercial dynamism, being part of the digital transformation and contributing from a risk perspective to the various businesses addressed, through a vision of the portfolio that allows managing, resolving and controlling the business approval and monitoring process in an efficient and proactive manner.

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

In matters of risks related to climate change, during 2023 progress has beenwas made in the methodologies used to identify risks related to the climate factor in the portfolio. This includes conducting various specialized training on ESG risk matters to executives from different divisions, including risk executives, strengthening the Bank’s ability to proactively address these emerging challenges.

Credit policies and processes materialize in the following management principles, which are addressed with a specialized approach according to the characteristics of the different markets and segments served, recognizing the singularities of each one of them:

1.	Apply a rigorous evaluation in the admission process, based on established credit policies, standards and procedures, together with the availability of sufficient and accurate information. Thus, it corresponds to analyze the generation of flows and solvency of the client to meet their payment commitments and, when the characteristics of the operation merit it, must constitute adequate collateral that allow mitigating the risk incurred with the client.

2.	Have permanent and robust portfolio tracking processes, through procedures and systems that alert both the potential signs of impairment of clients, with respect to the conditions of origin, and also the possible business opportunities with those that present a better payments quality and behavior.

3.	To develop credit risk modeling guidelines, in regulatory aspects and management, for efficient decision-making at different stages of the credit process.

4.	Have a collection structure with timely, agile and effective processes that allow management to be carried out in accordance with the different types of clients and the types of breaches that arise, always in strict adherence to the regulatory framework and the Bank’s reputational definitions.

5.	Maintain an efficient administration in work teams organization, tools and availability of information that allow an optimal credit risk management.

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

Within the framework of risk management, a permanent and focused monitoring of the behavior of the portfolios has continued, including the evolution of the credits associated with the FOGAPE Covid, FOGAPE Reactivation programs and recently FOGAPE Chile Apoya and FOGAES.

(a)	Retail Segment

In these segments, admission management is carried out mainly through a risk evaluation that uses scoring tools and an adequate credit attribution model to approve each operation. These evaluations take into consideration the level of indebtedness, payment capacity and the maximum acceptable exposure for the client.

For these segments, the Bank’s risk functions are segregated and distributed in the following areas:

−	Retail Admission and Regulatory, performs the evaluation of operations and clients, with specialization by products and segments. Maintains a framework of policies and standards that ensure the quality of the portfolio according to the desired risk, defining guidelines for the admission of clients and their respective parameterization in the evaluation systems. These definitions are released to commercial and risk areas through programs and continuous training, and their application is monitored through credit review processes.

−	Risk Model, is responsible for developing, maintaining and updating credit risk models, whether for regulatory or management uses, in accordance with local and international regulations, determining the most appropriate functional specifications and statistical techniques for the development of the required models. These models are validated by the Model Risk and Internal Control Management and presented to the corresponding government bodies, such as the Technical Committee for the Supervision and Development of Internal Models, the Portfolio Risk Committee or the Board of Directors, as appropriate.

−	Model Risk and Internal Control, its purpose is to manage the risks associated with models and their processes, for which it relies on the functions of model validation, model risk management and internal control.

Model validation is responsible for carrying out an independent review of risk models, including risk-weighted assets and stress tests, both in the construction and implementation stages of these models. It considers the validation of compliance with the guidelines established by the Board of Directors, addressing aspects such as governance, data quality, modeling techniques, implementation, methodological and parametric analysis, and documentation. The results of the review are presented and placed in consideration of the respective Committees, as appropriate.

Model risk management is responsible for monitoring and ensuring compliance with the activities associated with the state in which the models are according to their life cycle.

For its part, the internal control function ensures the maintenance of a control model aligned with performance, financial and operational objectives, and the protection of its assets against possible losses. The foregoing has the consequence of ensuring the reliability and transparency of the financial and non-financial information generated by the Bank. For this, a periodic evaluation process is carried out, based on the risks that could have a material impact and which is carried out through the evaluation of the design and operational effectiveness of the identified controls and thus be able to comply with the operating, information and compliance objectives.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(2)	Credit Risk, continued:

(a)	Retail Segment, continued:

−	Retail Tracking and Models, is in charge of measuring the behavior of portfolios especially through the monitoring of the main indicators of the aggregate portfolio and the analysis of layers, reported in management reports, generating relevant information for decision-making in different instances defined. Also, special follow-ups are generated according to relevant events in the environment. This Area ensures that the different strategies executed meet the risk quality objectives that determined their implementation.

For its part, through the risk model monitoring function, they are monitored, ensuring compliance with the standards defined to ensure their predictive and discriminating power.

Additionally, this Area is responsible for managing the process for calculating provisions for credit risk, ensuring the correct execution of the processes and results obtained.

−	Collection performs a cross-collection management in the Bank and defines refinancing criteria through the establishment of predefined renegotiation guidelines to solve the indebtedness of viable customers and with payment intentions, maintaining an adequate risk-return ratio, together with the incorporation of robust tools for a differentiated collection management according to the institutional policies and with strict adherence to the current regulatory framework.

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

In these segments, admission management is carried out through an individual evaluation of the client and the relationship of the rest of the group with the Bank is also considered if it belongs to a group of companies. This individual evaluation - and group if applicable - considers, among others, generation capacity, financial situation with emphasis on equity solvency, exposure levels, industry variables, evaluation of partners and management, and aspects of the operation such as financing structure, term, products and possible collaterals.

The indicated evaluation is supported by a rating model that allows greater homogeneity in the evaluation of the client and his group. This evaluation also includes specialized areas in some segments that by their nature require expert knowledge, such as real estate, construction, agriculture, financial, international, among others.

In a centralized manner, a permanent monitoring of the portfolio is carried at the individual level off business segments and economic sectors, based on periodically updated information from both the client and the industry, through the use of robust management tools. Through this process, alerts are generated that ensure the correct and timely recognition of the risk of the individual portfolio and the special conditions established in the admission stage are monitored, such as controls of financial covenants, coverage of certain collaterals and conditions imposed at the time of approval.

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

The maximum exposure to credit risk, by client or counterparty, without taking into account guarantees or other credit enhancements as of December 31, 2023 and 2022, does not exceed 10% of the Bank’s effective equity.

The following tables show credit risk exposure per balance sheet item, including derivatives, detailed by both geographic region and industry sector as of December 31, 2023:

	Chile	United States	England	Brazil	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets

Cash and Due from Banks	1,536,512	811,198	27,492	9	89,437	2,464,648

Financial assets held for trading at fair value through profit or loss

Derivative contracts Financial
Forwards (*)	129,760	13,712	27,450	—	41,717	212,639
Swaps (**)	739,444	59,478	856,718	—	162,515	1,818,155
Call Options	1,939	248	955	—	293	3,435
Put Options	542	70	654	—	45	1,311
Futures	—	—	—	—	—	—
Subtotal	871,685	73,508	885,777	—	204,570	2,035,540

Debt Financial Instruments
From the Chilean Government and Central Bank	3,027,313	—	—	—	—	3,027,313
Other debt financial instruments issued in Chile	336,311	—	—	—	—	336,311
Financial debt instruments issued Abroad	—	—	—	—	—	—
Subtotal	3,363,624	—	—	—	—	3,363,624

Others Financial Instruments
Investments in mutual funds	405,752	—	—	—	—	405,752
Equity instruments	2,058	485	—	—	—	2,543
Others	844	145	—	—	44	1,033
Subtotal	408,654	630	—	—	44	409,328

Financial Assets at fair value through other comprehensive income

Debt Financial Instruments
From the Chilean Government and Central Bank	1,837,652	—	—	—	—	1,837,652
Other debt financial instruments issued in Chile	1,741,665	—	—	—	—	1,741,665
Financial debt instruments issued Abroad	—	207,208	—	—	—	207,208
Subtotal	3,579,317	207,208	—	—	—	3,786,525

Equity Instruments
Equity instruments issued in Chile	10,601	—	—	—	—	10,601
Equity instruments issued by foreign institutions	—	—	—	—	1,311	1,311
Subtotal	10,601	—	—	—	1,311	11,912

Derivative contracts financial for hedging purposes
Forwards	—	—	—	—	—	—
Swaps	—	11,975	18,712	—	18,378	49,065
Call Options	—	—	—	—	—	—
Put Options	—	—	—	—	—	—
Futures	—	—	—	—	—	—
Subtotal	—	11,975	18,712	—	18,378	49,065

Financial assets at amortized cost
Rights by resale agreements and securities lending	71,822	—	—	—	—	71,822

Debt Financial Instruments
From the Chilean Government and Central Bank	1,431,141	—	—	—	—	1,431,141
Subtotal	1,431,141	—	—	—	—	1,431,141

Loans and advances to Banks
Central Bank of Chile	2,100,933	—	—	—	—	2,100,933
Domestic banks	—	—	—	—	—	—
Foreign banks (***)	—	—	436	205,362	213,200	418,998
Subtotal	2,100,933	—	436	205,362	213,200	2,519,931

Loans to Customers, Net
Commercial loans	20,008,787	—	—	—	21,257	20,030,044
Residential mortgage loans	12,310,768	—	—	—	—	12,310,768
Consumer loans	5,310,462	—	—	—	—	5,310,462
Subtotal	37,630,017	—	—	—	21,257	37,651,274

(*)	Others includes: France Ch$33,034 million and Spain Ch$7 million.

(**)	Others includes: France Ch$38,199 million and Spain Ch$31,881 million.

(***)	Others includes: China Ch$109,229 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(2)	Credit Risk, continued:

(d)	Portfolio Concentration, continued:

	Central Bank of Chile	Government	Retail (Individuals)	Financial Services	Trade	Manufacturing	Mining	Electricity, Gas and Water	Agriculture and Livestock	Fishing	Transportation and Telecom	Construction	Services	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and Due from Banks	590,426	—	—	1,874,222	—	—	—	—	—	—	—	—	—	—	2,464,648

Financial Assets held for trading at fair value through profit or loss
Derivative contracts Financial
Forwards	—	—	—	124,808	15,853	6,396	132	1,834	3,529	3	1,074	1,589	57,421	—	212,639
Swaps	—	—	243	1,739,380	2,610	10,797	—	15,664	3,848	2,609	24,116	14,914	3,974	—	1,818,155
Call Options	—	—	—	1,899	422	252	—	—	834	—	—	—	28	—	3,435
Put Options	—	—	—	809	277	212	—	—	—	—	—	—	13	—	1,311
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	243	1,866,896	19,162	17,657	132	17,498	8,211	2,612	25,190	16,503	61,436	—	2,035,540

Debt Financial Instruments
From the Chilean Government and Central Bank	2,799,442	227,871	—	—	—	—	—	—	—	—	—	—	—	—	3,027,313
Other debt financial instruments issued in Chile	—	—	—	336,311	—	—	—	—	—	—	—	—	—	—	336,311
Financial debt instruments issued Abroad	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	2,799,442	227,871	—	336,311	—	—	—	—	—	—	—	—	—	—	3,363,624

Others Financial Instruments
Investments in mutual funds	—	—	—	405,752	—	—	—	—	—	—	—	—	—	—	405,752
Equity instruments	—	—	—	2,543	—	—	—	—	—	—	—	—	—	—	2,543
Others	—	—	—	1,033	—	—	—	—	—	—	—	—	—	—	1,033
Subtotal	—	—	—	409,328	—	—	—	—	—	—	—	—	—	—	409,328

Financial Assets at fair value through Other Comprehensive Income
Debt Financial Instruments
From the Chilean Government and Central Bank	473,642	1,364,010	—	—	—	—	—	—	—	—	—	—	—	—	1,837,652
Other debt financial instruments issued in Chile	—	—	—	1,457,305	17,791	—	—	12,507	7,277	—	4,837	—	—	241,948	1,741,665
Financial debt instruments issued Abroad	—	—	—	207,208	—	—	—	—	—	—	—	—	—	—	207,208
Subtotal	473,642	1,364,010	—	1,664,513	17,791	—	—	12,507	7,277	—	4,837	—	—	241,948	3,786,525

Equity Instruments
Equity instruments issued in Chile	—	—	—	10,601	—	—	—	—	—	—	—	—	—	—	10,601
Equity instruments issued by foreign institutions	—	—	—	1,311	—	—	—	—	—	—	—	—	—	—	1,311
Subtotal	—	—	—	11,912	—	—	—	—	—	—	—	—	—	—	11,912

Derivative contracts financial for hedging purposes
Forwards	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Swaps	—	—	—	49,065	—	—	—	—	—	—	—	—	—	—	49,065
Call Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Put Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	49,065	—	—	—	—	—	—	—	—	—	—	49,065

Financial assets at amortized cost (*)
Rights by resale agreements	—	—	—	54,329	—	—	—	—	—	—	—	—	15,189	2,304	71,822

Debt financial instruments
From the Chilean Government and Central Bank	507,261	923,880	—	—	—	—	—	—	—	—	—	—	—	—	1,431,141
Subtotal	507,261	923,880	—	—	—	—	—	—	—	—	—	—	—	—	1,431,141

Loans and advances to Banks
Central Bank of Chile	2,100,933	—	—	—	—	—	—	—	—	—	—	—	—	—	2,100,933
Domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Foreign banks	—	—	—	418,998	—	—	—	—	—	—	—	—	—	—	418,998
Subtotal	2,100,933	—	—	418,998	—	—	—	—	—	—	—	—	—	—	2,519,931

(*)	Economic activity of Loans and accounts receivable from customers disclosed in Note No. 11 e).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(2)	Credit Risk, continued:

(d)	Portfolio Concentration, continued:

The following tables show credit risk exposure per balance sheet item, including derivatives, detailed by both geographic region and industry sector as of December 31, 2022:

	Chile	United States	England	Brazil	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets

Cash and Due from Banks	1,448,441	1,227,305	24,982	8	64,148	2,764,884

Financial assets held for trading at fair value through profit or loss

Derivative contracts Financial
Forwards (*)	316,204	38,355	91,832	—	119,659	566,050
Swaps (**)	1,037,521	32,161	1,095,040	—	224,855	2,389,577
Call Options	2,321	—	—	—	—	2,321
Put Options	2,758	—	—	—	—	2,758
Futures	—	—	—	—	—	—
Subtotal	1,358,804	70,516	1,186,872	—	344,514	2,960,706

Debt Financial Instruments
From the Chilean Government and Central Bank	3,059,292	—	—	—	—	3,059,292
Other debt financial instruments issued in Chile	374,453	—	—	—	—	374,453
Financial debt instruments issued Abroad	—	—	—	—	—	—
Subtotal	3,433,745	—	—	—	—	3,433,745

Others Financial Instruments
Investments in mutual funds	250,337	—	—	—	—	250,337
Equity instruments	2,357	3,261	—	—	—	5,618
Others	763	522	—	—	85	1,370
Subtotal	253,457	3,783	—	—	85	257,325

Financial Assets at fair value through other comprehensive income

Debt Financial Instruments
From the Chilean Government and Central Bank	2,258,857	—	—	—	—	2,258,857
Other debt financial instruments issued in Chile	1,540,908	—	—	—	—	1,540,908
Financial debt instruments issued Abroad	—	167,627	—	—	—	167,627
Subtotal	3,799,765	167,627	—	—	—	3,967,392

Equity Instruments
Equity instruments issued in Chile	5,700	—	—	—	—	5,700
Equity instruments issued by foreign institutions	—	—	—	—	845	845
Subtotal	5,700	—	—	—	845	6,545

Derivative contracts financial for hedging purposes
Forwards	—	—	—	—	—	—
Swaps	118	18,368	8,142	—	449	27,077
Call Options	—	—	—	—	—	—
Put Options	—	—	—	—	—	—
Futures	—	—	—	—	—	—
Subtotal	118	18,368	8,142	—	449	27,077

Financial assets at amortized cost
Rights by resale agreements and securities lending	54,061	—	—	—	—	54,061

Debt Financial Instruments
From the Chilean Government and Central Bank	902,355	—	—	—	—	902,355
Subtotal	902,355	—	—	—	—	902,355

Loans and advances to Banks
Central Bank of Chile	1,801,100	—	—	—	—	1,801,100
Domestic banks	—	—	—	—	—	—
Foreign Banks (***)	—	—	18,679	182,320	172,693	373,692
Subtotal	1,801,100	—	18,679	182,320	172,693	2,174,792

Loans to Customers, Net
Commercial loans	20,279,201	—	—	—	29,544	20,308,745
Residential mortgage loans	11,422,322	—	—	—	—	11,422,322
Consumer loans	4,995,230	—	—	—	—	4,995,230
Subtotal	36,696,753	—	—	—	29,544	36,726,297

(*)	Others includes: France Ch$92,885 million and Spain Ch$18,923 million.

(**)	Others includes: France Ch$62,731 million and Spain Ch$45,189 million.

(***)	Others includes: China Ch$65,362 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(2)	Credit Risk, continued:

(d)	Portfolio Concentration, continued:

	Central Bank of Chile	Government	Retail (Individuals)	Financial Services	Trade	Manufacturing	Mining	Electricity, Gas and Water	Agriculture and Livestock	Fishing	Transportation and Telecom	Construction	Services	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and Due from Banks	384,230	—	—	2,380,654	—	—	—	—	—	—	—	—	—	—	2,764,884

Financial Assets held for trading at fair value through profit or loss
Derivative contracts Financial
Forwards	—	—	—	372,637	28,966	12,435	124	2,153	8,456	18	144	1,602	139,515	—	566,050
Swaps	—	—	—	2,311,655	9,770	9,123	—	10,148	4,236	3,848	16,166	14,493	10,138	—	2,389,577
Call Options	—	—	—	123	601	61	—	—	90	6	1	1,437	2	—	2,321
Put Options	—	—	—	752	1,412	481	—	—	5	—	21	—	87	—	2,758
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	2,685,167	40,749	22,100	124	12,301	12,787	3,872	16,332	17,532	149,742	—	2,960,706

Debt Financial Instruments
From the Chilean Government and Central Bank	3,019,487	39,805	—	—	—	—	—	—	—	—	—	—	—	—	3,059,292
Other debt financial instruments issued in Chile	—	—	—	374,453	—	—	—	—	—	—	—	—	—	—	374,453
Financial debt instruments issued Abroad	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	3,019,487	39,805	—	374,453	—	—	—	—	—	—	—	—	—	—	3,433,745

Others Financial Instruments
Investments in mutual funds	—	—	—	250,337	—	—	—	—	—	—	—	—	—	—	250,337
Equity instruments	—	—	—	5,618	—	—	—	—	—	—	—	—	—	—	5,618
Others	—	—	—	1,370	—	—	—	—	—	—	—	—	—	—	1,370
Subtotal	—	—	—	257,325	—	—	—	—	—	—	—	—	—	—	257,325

Financial Assets at fair value through Other Comprehensive Income
Debt Financial Instruments
From the Chilean Government and Central Bank	—	2,258,857	—	—	—	—	—	—	—	—	—	—	—	—	2,258,857
Other debt financial instruments issued in Chile	—	—	—	1,513,240	13,591	—	—	4,934	—	—	4,639	4,504	—	—	1,540,908
Financial debt instruments issued Abroad	—	—	—	167,627	—	—	—	—	—	—	—	—	—	—	167,627
Subtotal	—	2,258,857	—	1,680,867	13,591	—	—	4,934	—	—	4,639	4,504	—	—	3,967,392

Equity Instruments
Equity instruments issued in Chile	—	—	—	5,700	—	—	—	—	—	—	—	—	—	—	5,700
Equity instruments issued by foreign institutions	—	—	—	845	—	—	—	—	—	—	—	—	—	—	845
Subtotal	—	—	—	6,545	—	—	—	—	—	—	—	—	—	—	6,545

Derivative contracts financial for hedging purposes
Forwards	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Swaps	—	—	—	27,077	—	—	—	—	—	—	—	—	—	—	27,077
Call Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Put Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	27,077	—	—	—	—	—	—	—	—	—	—	27,077

Financial assets at amortized cost (*)
Rights by resale agreements	—	—	—	43,116	469	—	—	—	—	—	—	—	7,950	2,526	54,061

Debt financial instruments
From the Chilean Government and Central Bank	—	902,355	—	—	—	—	—	—	—	—	—	—	—	—	902,355
Subtotal	—	902,355	—	—	—	—	—	—	—	—	—	—	—	—	902,355

Loans and advances to Banks
Central Bank of Chile	1,801,100	—	—	—	—	—	—	—	—	—	—	—	—	—	1,801,100
Domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Foreign banks	—	—	—	373,692	—	—	—	—	—	—	—	—	—	—	373,692
Subtotal	1,801,100	—	—	373,692	—	—	—	—	—	—	—	—	—	—	2,174,792

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(2)	Credit Risk, continued:

(e)	Collateral and Other Credit Enhancements:

The amount and type of collateral required depends on the counterparty’s credit risk assessment.

The Bank has guidelines regarding the acceptability of types of collateral and valuation parameters.

The main types of collateral obtained are:

-	For commercial loans: Residential and non-residential real estate, liens and inventory.

-	For retail loans: Mortgages loans on residential property.

The Bank also obtains collateral from parent companies for loans granted to their subsidiaries.

Management makes sure its collateral is acceptable according to both external standards and internal policies guidelines and parameters. The Bank has approximately 246,063 collateral assets as of December 31, 2023 (244,033 in December 2022), the majority of which consist of real estate.

The following table contains guarantees values as of December 31, 2023 and 2022:

		Fair value of collateral and credit enhancements held as of December 31, 2023
	Maximum exposure to credit risk	Mortgages	Pledge	Securities	Warrants	Net collateral	Net exposure
Loans to customers:	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Corporate lending	15,159,292	4,157,394	204,423	610,957	3,503	4,976,277	10,183,015
Small business lending	4,870,752	3,330,145	16,097	10,464	—	3,356,706	1,514,046
Consumer lending	5,310,462	363,923	607	2,633	—	367,163	4,943,299
Mortgage lending	12,310,768	10,510,587	125	301	—	10,511,013	1,799,755
Total	37,651,274	18,362,049	221,252	624,355	3,503	19,211,159	18,440,115

		Fair value of collateral and credit enhancements held as of December 31, 2022
	Maximum exposure to credit risk	Mortgages	Pledge	Securities	Warrants	Net collateral	Net exposure
Loans to customers:	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Corporate lending	15,474,528	3,993,984	193,235	590,126	4,386	4,781,731	10,692,797
Small business lending	4,834,217	3,352,055	20,294	11,700	—	3,384,049	1,450,168
Consumer lending	4,995,230	364,469	912	3,364	—	368,745	4,626,485
Mortgage lending	11,422,322	9,928,827	133	607	—	9,929,567	1,492,755
Total	36,726,297	17,639,335	214,574	605,797	4,386	18,464,092	18,262,205

The Bank also uses mitigating tactics for credit risk on derivative transactions. To date, the following mitigating tactics are used:

●	Accelerating transactions and net payment using market values at the date of default of one of the parties.

●	Option for both parties to terminate early any transactions with a counterparty at a given date, using market values as of the respective date.

●	Margins established with time deposits by customers that close FX forwards with subsidiary Banchile Corredores de Bolsa S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(2)	Credit Risk, continued:

(e)	Collateral and Other Credit Enhancements, continued:

The value of the guarantees that the Bank maintains related to the loans individually classified as impaired as of December 31, 2023 and 2022 amounted Ch$140,371 million and Ch$110,686 million, respectively.

The value guarantees related to past due loans but no impaired as of December 31, 2023 and 2022 amounted Ch$459,858 million and Ch$325,079 million respectively.

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

Below is the detail of the default but not impaired portfolio:

		Past due but not impaired(*)
	Neither past due nor impaired	Up to 30 days	Over 30 days and up to 60 days	Over 60 days and up to 90 days	Over 90 days	Total
As of December 31,	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
2023	35,450,737	729,515	201,414	65,073	344	36,447,083
2022	34,933,720	622,515	157,852	46,764	36	35,760,887

(*)	These amounts include the overdue portion and the remaining balance of loans in default.

(g)	Assets Received in Lieu of Payment:

The Bank has received assets in lieu of payment totaling Ch$25,924 million and Ch$14,071 as of December 31, 2023 and 2022, respectively, the majority of which are properties. All of these assets are managed for sale.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(2)	Credit Risk, continued:

(h)	Renegotiated Assets:

The impaired loans are considered to be renegotiated when the corresponding financial commitments are restructured and the Bank assesses the probability of recovery as sufficiently high.

The following table details the book value of loans with renegotiated terms per financial asset class:

	2023	2022
Financial assets	MCh$	MCh$
Loans and advances to banks
Domestic banks	—	—
Foreign banks	—	—
Subtotal	—	—
Loans to Customers at amortized cost
Commercial loans	445,462	381,171
Residential mortgage loans	266,920	251,380
Consumer loans	306,632	258,434
Subtotal	1,019,014	890,985
Total renegotiated financial assets	1,019,014	890,985

There is a rise in renegotiated loans, particularly for consumer and commercial loans. This trend is due to deteriorating payment performance in higher risk borrowers compared to the previous year.

The Bank calculates ECLs either on a group or an individual basis, which are described in more detail in Note 2 (i) (viii).

The renegotiated portfolio of Banco de Chile represents 2.71% of the total loans.

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

The table below includes Stage 2 and 3 assets that were modified and, therefore, treated as forborne during the 2023 period, with the related modification loss suffered by the Bank.

2023 MCh$
Amortized costs of financial assets modified during the period	515,015
Net modification loss	125,144

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(2)	Credit Risk, continued:

(h)	Renegotiated Assets, continued:

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

The table below shows the gross carrying amount of previously modified financial assets for which loss allowances has changed to 12 month Expected Credit Losses (12mECL) measurement during the 2023 period:

	December 31, 2023
	Post modification		Pre-modification
	Gross carrying amount MCh$	Corresponding ECL MCh$	Gross carrying amount MCh$	Corresponding ECL MCh$
Facilities that have cured since modification and are now measured using 12mECLs (Stage 1)	46,266	6,726	46,727	11,459
Facilities that reverted to (Stage 2/3) lifetime ECLs having once cured	22,968	5,663	22,856	3,922

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

(i)	Compliance with credit limit granted to related debtors

Below are detailed the figures for compliance with the credit limit granted to debtors related to the ownership or management of the Bank and subsidiaries, in accordance with the Article 84 No. 2 of the General Banking Law, which establishes that in no case the total of these credits may exceed the amount of its Total or Regulatory Capital:

	December 2023	December 2022
	MCh$	MCh$
Total related debt	476,459	960,640
Consolidated Total or Regulatory Capital	6,578,584	6,373,416
Limit used %	7.24%	15.07%

(j)	Measures associated with the COVID-19 Contingency:

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

The objective of the FOGAPE-COVID initiative was to facilitate access to working capital loans for individuals and legal entities with annual sales of less than UF 1,000,000 affected by the COVID-19 pandemic. The guarantee coverage of these loans —differentiated according to sales tranche— is between 60% and 85% of financing, after applying a deductible that does not exceed 5% of the guaranteed amount. The Administration rules applicable to the COVID-19 guarantee lines, considered the option of refinancing any principal amortization of preexisting commercial loans that mature in the 6 months following the moment of granting the financing with the COVID-19 Guarantee.

In order to cover the Bank’s exposure to potential losses associated with granting these state-guaranteed loans, a provision equivalent to 100% of each operation’s deductible amount is set. The total allowance related to state-guaranteed loans amounted to Ch$16,372 million as of December 31, 2023 (Ch$32,743 million and Ch$70,352 million as of December 31, 2022 and 2021, respectively) and was registered under the line-item “Loans to customers at amortized cost” as ECL provision.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

The use of December within 2023 is illustrated below (LCCY = local currency; FCCY = foreign currency):

	MAR LCCY + FCCY BCh$		MAR FCCY MUS$
	1 — 30 days	1 — 90 days		1 — 90 days
Maximum	1,858	4,180	Maximum	994
Minimum	(1,359)	917	Minimum	(131)
Average	347	2,375	Average	387

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

The use of Cross Currency Funding within year 2023 is illustrated below:

Cross Currency Funding MUS$

Maximum	2,359
Minimum	477
Average	1,251

The Bank establishes thresholds that alert behaviors outside the expected ranges at a normal or prudent level of operation, in order to protect other dimensions of liquidity risk such as, for example, maturities concentration of fund providers, the diversification of sources of funds either by type of counterparty or type of product, among others.

The evolution over time of the statement of financial ratios of the Bank is monitored in order to detect structural changes in the characteristics of the balance sheet, such as those presented in the following table and whose relevant values of use during the year 2023 are shown below:

	Liquid Assets/ Net Funding <30 days	Liabilities>1 year/ Assets >1 year	Deposits/ Loans

Maximum	228%	228%	66%
Minimum	147%	147%	63%
Average	188%	188%	64%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

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

The CMF establish the following limits for the C46:

Foreign Currency balance sheet items: 1-30 days, Regulatory Limit C46 index < 1 x Tier-1 Capital

The use of this index in year 2023 is illustrated below:

	Adjusted C46 CCY and FCCY as part of Basic Capital		Adjusted C46 FCCY as part of Basic Capital
	1 — 30 days	1 — 90 days	1 — 30 days

Maximum	0.20	0.11	0.20
Minimum	(0.36)	(0.32)	0.05
Average	(0.11)	(0.15)	0.14
Regulatory Limit	N/A	N/A	1.0

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

The individual and consolidated term liquidity gap are presented below:

STATEMENT OF INDIVIDUAL LIQUIDITY SITUATION

AS OF DECEMBER 31, 2023 CONTRACTUAL BASIS

Values in MCh$

CONSOLIDATED CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	7,451,342	10,025,598	11,358,013	14,885,569
Cash flow payable (liabilities) and expenses	18,521,274	20,729,699	24,705,312	29,572,694
Liquidity Gap	11,069,932	10,704,101	13,347,299	14,687,125

FOREIGN CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	1,626,253	1,940,382	1,977,205	2,202,851
Cash flow payable (liabilities) and expenses	2,847,205	3,088,720	3,605,349	4,188,405
Liquidity Gap	1,220,952	1,148,338	1,628,144	1,985,554

Limits:
One time capital			5,175,878
AVAILABLE MARGIN			3,547,734

*	In the limit up to 30 days, in consolidated currency, the Bank has a liquidity situation of Ch$3,547,734,515,499.

STATEMENT OF INDIVIDUAL LIQUIDITY SITUATION

AS OF DECEMBER 31, 2023 ADJUSTED BASIS

Values in MCh$

CONSOLIDATED CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	7,212,899	9,484,396	10,274,614	12,835,250
Cash flow payable (liabilities) and expenses	8,783,153	9,584,013	11,078,718	13,602,290
Liquidity Gap	1,570,254	99,617	804,104	767,040

FOREIGN CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	1,580,416	1,831,846	1,697,506	1,615,215
Cash flow payable (liabilities) and expenses	1,890,932	2,044,398	2,418,213	2,883,055
Liquidity Gap	310,516	212,552	720,707	1,267,840

Limits:
One time capital			5,175,878
AVAILABLE MARGIN			4,455,171

*	In the limit up to 30 days, in consolidated currency, the Bank has a liquidity situation of Ch$4,455,172,085,877.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

STATEMENT OF CONSOLIDATED LIQUIDITY SITUATION

AS OF DECEMBER 31, 2023 CONTRACTUAL BASIS

Values in MCh$

CONSOLIDATED CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	8,219,299	10,802,541	12,160,473	15,703,453
Cash flow payable (liabilities) and expenses	19,142,529	21,350,955	25,326,568	30,194,109
Liquidity Gap	10,923,230	10,548,414	13,166,095	14,490,656

FOREIGN CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	1,626,308	1,940,437	1,977,260	2,202,906
Cash flow payable (liabilities) and expenses	2,847,205	3,088,720	3,605,349	4,188,460
Liquidity Gap	1,220,897	1,148,283	1,628,089	1,985,554

Limits:
One time capital			5,175,878
AVAILABLE MARGIN			3,547,789

*	In the limit up to 30 days, in consolidated currency, the Bank has a liquidity situation of Ch$3,547,789,431,676.

STATEMENT OF CONSOLIDATED LIQUIDITY SITUATION

AS OF DECEMBER 31, 2023 ADJUSTED BASIS

Values in MCh$

CONSOLIDATED CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	7,980,856	10,261,339	11,077,074	13,653,134
Cash flow payable (liabilities) and expenses	9,404,409	10,205,269	11,699,974	14,223,706
Liquidity Gap	1,423,553	(56,070)	622,900	570,572

FOREIGN CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	1,580,471	1,831,901	1,697,561	1,615,270
Cash flow payable (liabilities) and expenses	1,890,932	2,044,398	2,418,213	2,883,110
Liquidity Gap	310,461	212,497	720,652	1,267,840

Limits:
One time capital			5,175,878
AVAILABLE MARGIN			4,455,226

*	In the limit up to 30 days, in consolidated currency, the Bank has a liquidity situation of Ch$4,455,227,002,053.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

Liquid Assets Consolidated Balance Statement as of December 31, 2023, values in Bch$

Source: Financial Statements Banco de Chile as of December 31, 2023.

Additionally, the regulatory entities have introduced other metrics that the Bank uses in its management, such as the Liquidity Coverage Ratio (“LCR”) and Net Stable Financing Ratio (“NSFR”), using assumptions similar to those used in the international banking. For the first, the minimum level required is 1 time (100%) of the LCR indicator, while for the second the limit requirement is 0.7 times (70%) of the NSFR indicator. The evolution of the LCR and NSFR metrics during the year 2023 are shown below:

	LCR	NSFR

Maximum	3.43	1.37
Minimum	2.42	1.27
Average	3.01	1.33
Regulatory Limit	1.0	0.7	(*)

(*)	By transitory disposition of the Central Bank of Chile, in Chapter III.B.2.1 of the Compendium of Accounting Standards for Banks, this limit will gradually increase until reaching 1.0 in January 2026.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

The contractual maturity profile of the financial liabilities of Banco de Chile and its subsidiaries (consolidated basis), to December 2023 and 2022, is as follows:

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2023
Transactions in the course of payment	356,871	—	—	—	—	—	356,871
Full delivery derivative transactions	449,301	883,862	946,696	1,138,243	738,806	1,481,105	5,638,013
Financial liabilities at amortized cost
Current accounts and other demand deposits	13,321,660	—	—	—	—	—	13,321,660
Saving accounts and time deposits	10,432,630	3,515,344	1,517,789	66,062	595	542	15,532,962
Obligations by repurchase agreements and securities lending	156,846	158	—	—	—	—	157,004
Borrowings from financial institutions	44,475	65,210	5,079,495	157,383	—	—	5,346,563
Debt financial instruments issued (all currencies)	55,897	196,986	1,097,658	2,537,939	2,351,864	4,422,665	10,663,009
Other financial obligations	338,891	—	24	—	—	—	338,915
Financial instruments of regulatory capital issued (subordinated bonds)	3,006	—	46,575	95,774	85,615	1,146,822	1,377,792
Total (excluding non-delivery derivative transactions)	25,159,577	4,661,560	8,688,237	3,995,401	3,176,880	7,051,134	52,732,789

Non-delivery derivative transactions	339,148	339,427	1,033,954	1,245,586	964,056	1,879,807	5,801,978

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2022
Transactions in the course of payment	681,792	—	—	—	—	—	681,792
Full delivery derivative transactions	743,686	780,406	1,375,700	1,581,587	756,582	1,743,275	6,981,236
Financial liabilities at amortized cost
Current accounts and other demand deposits	13,383,232	—	—	—	—	—	13,383,232
Saving accounts and time deposits	9,774,591	3,013,166	1,362,905	121,808	5,940	655	14,279,065
Obligations by repurchase agreements and securities lending	219,043	52	—	—	—	—	219,095
Borrowings from financial institutions	158,173	83,612	795,721	4,348,400	—	—	5,385,906
Debt financial instruments issued (all currencies)	13,442	170,745	1,349,567	2,286,711	2,555,020	4,119,530	10,495,015
Other financial obligations	343,526	21	110	45	—	—	343,702
Financial instruments of regulatory capital issued (subordinated bonds)	2,869	—	48,017	94,649	84,952	1,135,504	1,365,991
Total (excluding non-delivery derivative transactions)	25,320,354	4,048,002	4,932,020	8,433,200	3,402,494	6,998,964	53,135,034

Non-delivery derivative transactions	686,308	751,720	1,595,212	1,283,629	683,109	2,161,307	7,161,285

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk:

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

The use of VaR within year 2023 is illustrated below:

Value-at-Risk 99% one-day confidence level MCh$

Maximum	3,909
Minimum	796
Average	2,172

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

The use of EaR within year 2023 is illustrated below:

12- months Earnings-at-Risk 99% confidence level 3 months defeasance period MCh$

Maximum	286,176
Minimum	178,417
Average	248,157

The regulatory risk measurement for the Trading Book (Market Risk Weighted Assets report or mRWA) is produced by utilizing guidelines provided by the Central Bank of Chile (hereinafter, “BCCh”) and the CMF. The referred methodologies estimate the potential loss that the bank may incur considering standardized fluctuations of the value of market factors such as FX rates, interest rates and volatilities that may adversely impact the value of FX spot positions, interest rate exposures, and volatility exposures, respectively. Interest rates changes are provided by the regulatory entity; moreover, correlation factors and very conservative term are included to explain non-parallel changes in the yield curve.

The risk measurement for the Banking Book, according to regulatory guidelines (RMLB report by its Spanish initials), as a result of interest rate fluctuations is carried out through the use of standardized methodologies provided by regulatory entities (BCCh and CMF). The report includes models for reporting interest rate gaps and how their value varies, according to rate fluctuations that are defined by the scenarios provided by the regulations. In addition to this, the regulatory entity has requested banks to establish internal limits, separately for short-term and long-term balances, NII and EVE respectively, for these regulatory measurements.

The results effectively realized during the month for trading activities are controlled against defined loss levels and if these levels are exceeded, senior management is notified in order to evaluate potential corrective actions.

Finaly, the Market Risk Management Policy of Banco de Chile enforces to perform daily stress tests for the Trading Book and monthly for the Accrual Book. Additionally, the stress test for the FVOCI portfolio is included, which is reported daily. The output of the stress testing process is monitored against corresponding alert levels; in the case those triggers are breached, the senior management is notified in order to implement further actions, if necessary. Additionally, these book tests are a fundamental part of establishing the Bank’s price risk appetite framework.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

The following table illustrates the interest rate cash-flows of the Banking Book, considering the interest rate repricing dates on an individual basis, as of December 31, 2023 and 2022:

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets as of December 31, 2023
Cash and due from banks	2,441,580	—	—	—	—	—	2,441,580
Transactions in the course of collection	403,734	—	—	—	—	—	403,734
Financial assets at fair value through other comprehensive income:
Debt financial instruments	282,697	748,488	1,864,717	461,590	270,129	157,313	3,784,934
Derivative financial instruments for hedging purposes	773	5,738	208,234	328,274	531,229	929,754	2,004,002
Financial assets at amortized cost:
Rights by resale agreements and securities lending	74,796	—	—	—	—	—	74,796
Debt financial instruments		9,012	530,044	503,956	159,932	312,570	1,515,514
Loans and advances to Banks	2,216,985	74,312	233,533				2,524,830
Loans to customers, net	5,464,339	2,859,489	8,212,594	9,064,150	5,082,957	14,106,472	44,790,001
Total Assets	10,884,904	3,697,039	11,049,122	10,357,970	6,044,247	15,506,109	57,539,391

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets as of December 31, 2022
Cash and due from banks	2,624,888	—	—	—	—	—	2,624,888
Transactions in the course of collection	743,379	—	—	—	—	—	743,379
Financial assets at fair value through other comprehensive income:
Debt financial instruments	82,025	324,492	2,487,874	614,944	220,962	248,832	3,979,129
Derivative financial instruments for hedging purposes	378	4,040	296,187	347,208	352,502	1,033,196	2,033,511
Financial assets at amortized cost:
Rights by resale agreements and securities lending	—	—	—	—	—	—	—
Debt financial instruments	—	8,816	11,222	56,159	459,884	452,991	989,072
Loans and advances to Banks	1,904,368	63,569	209,047	—	—	—	2,176,984
Loans to customers, net	5,061,294	3,188,902	7,913,635	9,165,338	4,722,852	13,044,702	43,096,723
Total Assets	10,416,332	3,589,819	10,917,965	10,183,649	5,756,200	14,779,721	55,643,686

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2023
Transactions in the course of payment	317,056	—	—	—	—	—	317,056
Derivative Financial Instruments for hedging purposes	1,508	1,777	179,604	319,178	498,973	1,245,545	2,246,585
Financial liabilities at amortized cost
Current accounts and other demand deposits	13,352,234	—	—	—	—	—	13,352,234
Saving accounts and time deposits	10,432,630	3,515,344	1,517,789	66,062	595	542	15,532,962
Obligations by repurchase agreements and securities lending	10,450	—	—	—	—	—	10,450
Borrowings from financial institutions	44,475	65,210	5,079,495	157,383	—	—	5,346,563
Debt financial instruments issued (*)	55,897	196,986	1,097,658	2,537,939	2,351,864	4,422,665	10,663,009
Financial instruments of regulatory capital issued (subordinated bonds)	3,006	—	46,575	95,774	85,615	1,146,822	1,377,792
Other liabilities	338,891	—	24	—	—	—	338,915
Total liabilities	24,556,147	3,779,317	7,921,145	3,176,336	2,937,047	6,815,574	49,185,566

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2022
Transactions in the course of payment	650,640	—	—	—	—	—	650,640
Derivative Financial Instruments for hedging purposes	1,440	1,006	272,568	341,455	332,705	1,503,902	2,453,076
Financial liabilities at amortized cost
Current accounts and other demand deposits	13,454,288	—	—	—	—	—	13,454,288
Saving accounts and time deposits	9,774,591	3,013,166	1,362,905	121,808	5,940	655	14,279,065
Obligations by repurchase agreements and securities lending	7,344	—	—	—	—	—	7,344
Borrowings from financial institutions	158,173	83,612	795,721	4,348,400	—	—	5,385,906
Debt financial instruments issued (*)	13,442	170,745	1,349,567	2,286,711	2,555,020	4,119,530	10,495,015
Financial instruments of regulatory capital issued (subordinated bonds)	2,869	—	48,017	94,649	84,952	1,135,504	1,365,991
Other liabilities	343,526	21	110	45	—	—	343,702
Total liabilities	24,406,313	3,268,550	3,828,888	7,193,068	2,978,617	6,759,591	48,435,027

(*)	Amounts shown here are different from those reported in the liabilities report which is part of the liquidity analysis, due to differences in the treatment of mortgage bonds issued by the Bank in both reports.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

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

In order to comply with IFRS 9, the following exercise was included illustrating an estimation of the impact of extreme but reasonable fluctuations of interest rates, swaps yields, FX rates and exchange volatility, which are used for valuing Trading Book, Accrual Book and the FVOCI portfolio. Given that the Bank’s portfolio includes positions denominated in nominal and real interest rates, these fluctuations must be aligned with extreme but realistic Chilean inflation changes forecasts.

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

The directions or signs of these fluctuations are those that correspond to those that generate the most adverse impact at the aggregate level.

Average Fluctuations of Market Factors for Maximum Stress Scenario Trading Book
	CLP Derivatives (bps)	CLP Bonds (bps)	CLF Derivatives (bps)	CLF Bonds (bps)	USD Offshore SOFR Derivatives (bps)	Spread USD On/Off Derivatives (bps)
Less than 1 year	31	186	101	553	(7)	17
Greater than 1 year	8	101	107	199	(18)	8

bps = basis points

The worst impact on the Bank’s Trading Book as of December 31, 2023, as a result of the simulation process described above, is as follows:

Most Adverse Stress Scenario P&L Impact Trading Book (MCh$)
CLP Interest Rate		(11,113)
Derivatives	(1,467)
Debt instruments	(9,645)
CLF Interest Rate		(12,073)
Derivatives	(1,619)
Debt instruments	(10,454)
Interest rate USD offshore		(34)
Domestic/offshore interest rate spread USD		92
Total Interest rates		(23,128)
Banking spread		(629)
Total FX and FX Options		(168)
Total		(23,925)

The modeled scenario would generate losses in the Trading Book for Ch$23,925 million. In any case, such fluctuations would not result in material losses compared to Basic Capital or to the P&L estimate for the next 12-months.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

The impact on the Accrual Book as of December 31, 2023, which does not necessarily mean a net loss(gain) but a greater(lower) net income from funds generation (resulting net interest rate generation), is illustrated below:

Most Adverse Stress Scenario 12-Month Revenue Accrual Book (MCh$)
Impact by Base Interest Rate shocks	(167,484)
Impact due to Spreads Shocks	(4,700)
Higher / (Lower) Net revenues	(172,184)

The impact on the FVOCI portfolio it is show in the followings tables. First are the main fluctuation in the market factors, due to the scenarios provided for the stress test meltdown (more adverse), for this portfolio.

The sign of the fluctuation below, correspond to the ones that generate the most adverse impact.

Average Fluctuations of Market Factors for Maximum Stress Scenario FVOCI Portfolio
	CLP Bonds (bps)	CLF Bonds (bps)	USD Offshore Libor Derivatives (bps)	Spread USD On/Off Derivatives (bps)
Less than 1 year	245	685	12	45
Greater than 1 year	132	238	38	21

bps = basis points

The worst impact on the Bank’s FVOCI portfolio as of December 31, 2023, as a result of the simulation process described above, is as follows:

Most Adverse Stress Scenario P&L Impact
FVOCI portfolio
(MCh$)
CLP Debt Instrument	(39,477)
CLF Debt Instrument	(56,968)
Interest rate USD offshore	(5,217)
Domestic/offshore interest rate spread USD	—
Banking spread	(6,076)
Corporative spread	(22,474)
Total	(130,212)

The modeled for the FVTOCI Portfolio would generate potential impacts on equity accounts for Ch$130,212 million.

The main negative impact on the Trading Book would occur as a result of an increase in debt instruments in CLF over 1 year, followed by an increase in CLP debt instruments over 1 year, while in the case of the FVTOCI portfolio the main impact comes from upward fluctuations in interest rates of debt instruments in CLF greater than 1 year and from the simulated corporate spread. For its part, the lowest potential income in the next 12 months in the Accrual Book would occur in a scenario of a sharp drop in nominal interest rates and inflation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(4)	Other Information related to Financial Risks:

a)	Implementation of new reference rates in foreign currency:

As a consequence of the decisions made by the United Kingdom Financial Conduct Authority (FCA) and the recommendations of the Alternative Reference Rates Committee (ARRC) made up of the Federal Reserve Board and the New York FED, from 12-31-2021 Libor rates in currencies other than US$ are no longer published, from 01-01-2022 new operations based on Libor stopped being issued and it was reported that from 06-30-2023 Libor in US$ will stop being published. As a result, it was recommended to use the US$ Libor published only in contracts in force as of 12-31-2021 up to the last date of publication of this.

Because of this, since 2020 the Bank has been enabling and implementing, in its different dimensions, the new risk-free reference rates (“RFR”) for carrying out operations in foreign currency as of 01-01-2022.

The process has been structured in 5 phases:

·	1st phase

-	Identification of the risks associated with the Libor transition process through the collection of information regarding the number of operations, amounts involved, remaining terms, types of products and course coins.

-	Periodic exchange of information with the main global banks regarding the RFRs that were being defined as a replacement for Libor rates.

-	Review of the documents published by the ARRC with its recommendations.

·	2nd phase

-	Preparation and presentation to the CMF in the year 2021 of the situational analysis of Banco de Chile regarding the end of Libor. This included reporting on the information research carried out in the 1st stage and the impact that the end of the Libor rate had both at the level of products and at the level of Bank areas.

·	3rd phase

-	Definition of the new RFRs to be used in the different currencies (daily SOFR, term SOFR, TONAR, SONIA, etc.)

-	Implementation of the RFR in the Bank’s systems

·	4th phase

-	Carrying out tests of course of financial operations to review the correct accrual of the new RFR.

-	Preparation of documentation with the RFR.

·	5th phase

-	Renegotiation of contracts with floating Libor rate with expiration after June 2023, in process.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(4)	Other Information related to Financial Risks, continued:

b)	FCA publication of April 03, 2023:

In November 2022, FCA announced a consultation on the possibility of continuing to publish synthetic USD LIBOR rates for 1, 3 and 6 months after the cessation of the defined LIBOR panel on June 30, 2023.

From the inquiry, on April 3, 2023 the FCA has announced that it will require the LIBOR panel to continue to publish 1, 3 and 6 month LIBOR rate adjustments using a ‘synthetic’ non-representative methodology.

Likewise, the FCA intends to cease publishing synthetic adjustments on September 30, 2024, however, it will take into account any unforeseen and material events.

c)	Offsetting of financial assets and liabilities:

The Bank trades financial derivatives with foreign counterparties using ISDA Master Agreement (International Swaps and Derivatives Association, Inc.), under legal jurisdiction of the City of New York — USA or London — United Kingdom. Legal framework in these jurisdictions, along with documentation mentioned, it allows Banco de Chile the right to anticipate the maturity of the transaction and then, offset the net value of those transactions in case of default of counterparty. Additionally, the Bank has negotiated with these counterparties an additional annex (CSA Credit Support Annex), that includes other credit mitigating, such as entering margins on a certain amount of net value of transactions, early termination (optional or mandatory) of transactions at certain dates in the future, coupon adjustment of transaction in exchange for payment of the debtor counterpart over a certain threshold amount, etc.

Below are detail the contracts susceptible to offset:

	Fair Value		Negative Fair Value of contracts with right to offset		Positive Fair Value of contracts with right to offset		Financial Collateral		Net Fair Value
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivative financial assets	2,084,605	2,987,783	(929,115)	(1,014,141)	(816,457)	(1,508,710)	(160,133)	(180,863)	178,900	284,069

Derivative financial liabilities	2,356,718	3,324,485	(929,115)	(1,014,141)	(816,457)	(1,508,710)	(294,409)	(302,571)	316,737	499,063

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(5)	Operational risk:

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

The Operational Risk Policy defines a comprehensive management model based on four main processes that ensure an adequate control environment in the organization.

These processes are implemented in the different areas of Operational Risk action, using various management and control tools:

Operational Risk Comprehensive Management Model

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(5)	Operational risk, continued:

The aforementioned processes correspond to:

1. Identification and Evaluation: At Banco de Chile, this process considers internal and external factors, which allows us to better understand operational risk, and thus allocate resources and define strategies efficiently and effectively.

The Bank promotes the use of methodologies and procedures with the objective of guaranteeing an adequate identification and evaluation of these risks, both inherent and residual. These are executed with a frequency that allows knowing the operational risks in a timely manner.

2. Control and Mitigation: Determination of acceptable risk levels and mitigation actions to be applied in case of deviation from these levels. This process aims to maintain risk at adequate levels.

Banco de Chile will execute a set of control and mitigation tools in the different areas of management, which will make it possible to alert deviations in exposure to operational risk, where mitigation measures will be evaluated to solve them.

3. Monitoring and Reporting: This process aims to guarantee the monitoring of the main risks and inform the different interested parties.

At Banco de Chile, monitoring and reporting will consider information related to the different areas of management. If necessary, the results of the monitoring activities will be included in the relevant government instances.

4. Operational Risk Culture: The Operational Risk Management plans operational risk culture programs, aimed at raising awareness and training Bank employees in risk identification, control effectiveness, and event detection in their normal operating activities, so that each collaborator contributes to reduce the occurrence of risk events and mitigate their impact on the business. This may be done in coordination with the different organizational units as necessary.

Additionally, the comprehensive management of Operational Risk considers the following areas:

−	Fraud Management
−	Process Assessment
−	Testing of Controls
−	Event Management
−	Loss Base Management
−	Profile and Risk Appetite Framework
−	Operational Risk Capital Management
−	Supplier Management
−	Self-Assessment Matrix
−	Operational Risk Assessment for Projects
−	Subsidiary Control

All areas previously mentioned, together with the corresponding regulatory framework and governance structure, constitute the overall management of Operational Risk. Each of the areas is based on a process of identification, evaluation and mitigation of risks, whether or not they have been realized, which can lead to the definition of action plans or indicators that allow for adequate monitoring of each risk. In this way, Banco de Chile and its Subsidiaries ensure an adequate environment for the management of operational risk.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(5)	Operational risk, continued:

Below is the exposure to net loss, gross loss and recoveries due to operational risk events as of December 31, 2023 and 2022:

	December 2023			December 2022
Category	Lost Gross MCh$	Recoveries MCh$	Lost Net MCh$	Lost Gross MCh$	Recoveries MCh$	Lost Net MCh$
Internal fraud	222	(14)	208	77	(7)	70
External fraud	26,969	(8,918)	18,051	16,197	(5,806)	10,391
Work practices and safety in the business position	3,034	—	3,034	1,391	(3)	1,388
Customers, products and business practices	1,169	—	1,169	1,082	—	1,082
Damage to physical assets	1,208	(161)	1,047	527	(3)	524
Business interruption and system failures	951	—	951	175	—	175
Execution, delivery and process management	3,182	(609)	2,573	4,691	(425)	4,266
Total	36,735	(9,702)	27,033	24,140	(6,244)	17,896

Cybersecurity

The Engineering Management is in charge of defining, implementing and maximizing existing cyber threat protection technologies, and defining and maintaining the security architecture. The Cyber Defense Management is responsible for safeguarding information assets by proactively detecting, responding and containing threats. Likewise, this department is responsible for managing cybersecurity incidents in an assertive and timely manner, minimizing the impact and improving response times, with the aim of protecting the Bank’s operations. The Strategic Management Sub-department is responsible for defining, managing and complying with the Strategic Plan of the Cybersecurity Division, guaranteeing the effective and efficient use of resources, and imparting and controlling the Cybersecurity guidelines to suppliers. The Technological Risk Management is in charge of identifying, evaluating, treating and reporting information security, technological and cybersecurity risks, this includes the management of technological risks in the Bank’s projects. Furthermore, the Sub-Management of Cybersecurity Assurance has the responsibility of reviewing compliance with the Strategic Plan, policies, procedures and regulatory framework in terms of cybersecurity. It also develops and implements the Cybersecurity Awareness Program of the corporation. Finally, the Advanced Cyber Intelligence and Analytics Unit aims to obtain, analyze, and process timely information regarding threats, to provide cyber intelligence and facilitate decision-making within the corporation, in order to keep it safe, protected and resilient.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(5)	Operational risk, continued:

Business Continuity:

The Bank in the management for the compliance with the objectives related to the delivery of the service of attention to its clients, has the Management of Business Continuity, responsible for managing the constant preparation for the safeguard of the operation of the critical products and services before situations that could affect the continuity of the organization or of the country.

In addition, the Business Continuity Management defines the global and regulatory framework established in the Policy and Standard, developing a consistent Continuity Plan for the Bank and its Subsidiaries, with the aim of managing the strategy and control of business continuity in operational and technological lines, maintaining alternate operation plans, controlled and simulation tests to reduce the impact of disruptive events, in addition to providing resilience to the organization by establishing comprehensive strategies to ensure the safety of the employees, protect the Bank’s assets from catastrophic scenarios, maintain relevant documentation and carry out trainings associated with this subject. Additionally, it designs and implements independent controls, through the Information Security Officer (ISO) Role.

That is why Business Continuity has methodologies and controls that contribute to the application of the integrated model within the corporation, mainly represented in the following management areas:

-	Document Management: It consists of carrying out methodological processes of updating the documentation that supports Business Continuity in operational and technological areas, with the aim of keeping the strategy implemented in the Bank up to date and in accordance with the guidelines of Business Continuity Management (BCM).

-	Business Continuity Tests: It refers to annually scheduled contingency simulations that address the 5 risk scenarios defined for the Bank (Failure in Technology Infrastructure, Failure in Physical Infrastructure, Massive Absence of Personnel, Failure in Critical Supplier Service and Cybersecurity), allowing to maintain constant training and integration of critical personnel operating the payment chain, under the defined contingency procedures that support the Bank’s critical products and services.

-	Crisis Management: Internal process of the Bank that maintains and trains the key executive roles associated with the Crisis Groups in conjunction with the main recovery strategies and structures defined in the BCM model. In this way, it constantly strengthens the different areas necessary for preparation, execution and monitoring, which will allow to face crisis events in the Bank.

-	Critical Supplier Management: This involves the management, control and testing of Business Continuity Plans implemented by the suppliers involved in the processing of critical products and services for the Bank, associated with the risk scenarios established in direct relation to the contracted service.

-	Alternative Site Management: It includes the continuous management and control of secondary physical locations for the Bank’s critical units, to keep the operation active in case of failure in the main work location. The objective is to protect and maintain the technological and operational functionalities of the alternative sites, to reduce recovery times in case of crisis and that activation is effective when its use is required.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(5)	Operational risk, continued:

-	Relations with Subsidiaries and External Entities: It consists of the permanent control, management and leveling on the compliance of Subsidiaries under the methodology and strategic lines established by the Bank in crisis environments and Business Continuity Management. It also includes the global management with the requirements of internal and external regulators.

-	Continuous Improvement: considers the application of automation processes and the adaptation of resources used in the internal processes of the business continuity model, with the objective of improving response times in the delivery and analysis of information in contingencies, complementing the managed processes of the BCM.

-	Training: It includes the development and implementation of processes and instances prepared under different learning methodologies to strengthen and empower employees about the continuity of business model.

-	Cybersecurity Control: Design and implement independent controls by monitoring the tasks carried out by the organizational units responsible for the Bank’s information security and cybersecurity.

The management and unification of the described areas, together with the compliance of the implemented regulations and the structured governability, constitute the Business Continuity Model of the Bank of Chile.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

45.	Information on Regulatory Capital and Capital Adequacy Ratios:

Requirements and Capital Management:

The main objectives of the Bank’s capital management are to ensure the adequacy and quality of its capital, at a consolidated level, based on the adequate management of the risks it faces in its operations, establishing sufficient capital levels, through the definition of internal objectives, that supports both the business strategy in both normal and stress scenarios in the short and medium term, thus ensuring compliance with regulatory requirements, coverage of its material risks, a solid credit classification and the generation of adequate capital clearances. During 2023, the Bank has comfortably met the required capital requirements and its internal sufficiency objectives.

As part of its Capital Management Policy, the Bank has established capital sufficiency alerts and limits approved by the Board of Directors, which are monitored by the governance structures that the Bank has established for these purposes, including the Capital Management Committee. During 2023, none of the internal alerts defined by the Bank were activated as part of the Capital Risk Appetite Framework. In this sense, the Bank manages capital based on its strategic objectives, its risk profile and its ability to generate cash flows, as well as the economic and business context in which it operates. Consequently, the Bank may modify the amount of payment of dividends to its shareholders or issue basic capital, additional tier 1 capital or tier 2 capital instruments.

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

Adoption of the Basel III standard

In 2019, the CMF began the regulatory process for the implementation of Basel III standards in Chile, as established in Law No. 21,130 that modernizes banking legislation. During the years 2020 and 2021, the CMF promulgated the different regulations for the adoption of the Basel III standard for local banking, which are applicable as of December 1, 2021. The regulation includes the standard methodologies to determine, among others, Credit, Operational and Market Risk-Weighted Assets, regulatory capital, leverage ratio and systemically important banks. Additionally, the regulations describe requirements and conditions applicable to: (i) the application of internal models for the calculation of certain risk-weighted assets, (ii) the issuance of additional tier 1 and tier 2 capital hybrid instruments, (iii) market disclosure requirements (Pillar 3), (iv) the principles for determining capital buffers (countercyclical and conservation), (v) additional requirements to which banks defined as systemically important and (vi) the criteria by which banks can be defined as atypical and subject to more exhaustive supervision, as well as additional capital requirements (Pillar 2) among others.

On March 31, 2023, the CMF ratified the systemically important banking feature of Banco de Chile, confirming a system cushion of 1.25% for the entity, with the graduality defined by the regulation. Likewise, based on the conclusions of the self-assessment of capital process for the year ended December 31, 2021, the CMF did not establish additional capital charges for Pillar 2 for the Bank.

On May 23, 2023, the Central Bank reported that its board agreed to activate the countercyclical capital requirement for banks, at a local banking industry level, equivalent to 0.5% of the risk-weighted assets of banking institutions, payable within one year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

45.	Information on Regulatory Capital and Capital Adequacy Ratios, continued:

On January 17, 2024, the Financial Market Commission (CMF) reported that, as a result of the supervision process, it resolved to apply additional capital requirements of Pillar 2 of 0.5% for Banco de Chile within an implementation period of four years. This requirement must be constituted at 25% no later than June 30, 2024. The remaining amounts for each of the following three years will be adjusted according to the result of the annual evaluation of Patrimonial Sufficiency carried out by the CMF, taking into consideration any possible modifications made to the total additional charge applicable to the bank. Likewise, this requirement must be recognized at least 56.3% with basic capital. As of the date of issuance of these financial statements, the bank has a gap in the basic capital ratio of 8.61% in relation to the requirements, exceeding the aforementioned additional charge.

The aforementioned Basel III banking solvency standards consider a series of transitory regulations. These measures include: i) the gradual adoption of the conservation buffer, requirements for systemic banks, ii) the gradual application of adjustments to regulatory capital, iii) the temporary substitution of additional tier 1 capital (AT1) for tier 2 capital instruments, that is, subordinated bonds and additional provisions and iv) gradualness to continue recognizing subordinated bonds issued by banking subsidiaries as effective equity, among other matters.

Information on regulatory capital and capital adequacy indicators is presented below:

	Total assets, risk-weighted assets and components of the	Local and Overall consolidated	Local and Overall consolidated
	effective equity according to Basel III	December 2023	December 2022
Item No.	Item description	MCh$	MCh$

1	Total assets according to the statement of financial position	55,792,552	55,255,362
2	Non-consolidated investment in subsidiaries	—	—
3	Assets discounted from regulatory capital, other than item 2	168,765	165,833
4	Derivative credit equivalents	886,789	1,276,512
4.1	Financial derivative contracts	2,084,441	2,987,106
5	Contingent loans	2,827,120	2,756,396
6	Assets generated by the intermediation of financial instruments	—
7	= (1-2-3+4-4.1+5-6) Total assets for regulatory purposes	57,253,255	56,135,331
8.a	Credit risk weighted assets, estimated according to the standard methodology (CRWA)	31,887,173	30,657,020
8.b	Credit risk weighted assets, estimated according to internal methodologies (CRWA)	—	—
9	Market risk weighted assets (MRWA)	1,693,317	1,365,367
10	Operational risk weighted assets (ORWA)	4,110,324	3,630,835
11.a	= (8.a/8.b+9+10) Risk-weighted assets (RWA)	37,690,814	35,653,222
11.b	= (8.a/8.b+9+10) Risk-weighted assets, after application of the output floor (RWA)	37,690,814	35,653,222
12	Owner’s equity	5,237,283	4,858,325
13	Non-controlling interest	2	2
14	Goodwill	—	—
15	Excess minority investments	—	—
16	= (12+13-14-15) Core Tier 1 Capital (CET1)	5,237,285	4,858,327
17	Additional deductions to core tier 1 capital, other than item 2	60,992	(18,940)
18	= (16-17-2) Core Tier 1 Capital (CET1)	5,176,293	4,839,387
19	Voluntary provisions (additional) imputed as additional Tier 1 capital (AT1)	—	178,266
20	Subordinated bonds imputed as additional tier 1 capital (AT1)	—	—
21	Preferred shares allocated to additional tier 1 capital (AT1)	—	—
22	Bonds without a fixed term of maturity imputed to additional tier 1 capital (AT1)	—	—
23	Discounts applied to AT1	—	—
24	= (19+20+21+22-23) Additional Tier 1 Capital (AT1)	—	178,266
25	= (18+24) Tier 1 Capital	5,176,293	5,017,653
26	Voluntary provisions (additional) imputed as Tier 2 capital (T2)	398,590	383,213
27	Subordinated bonds imputed as Tier 2 capital (T2)	1,003,701	972,550
28	= (26+27) Equivalent tier 2 capital (T2)	1,402,291	1,355,763
29	Discounts applied to T2	—	—
30	= (28-29) Tier 2 capital (T2)	1,402,291	1,355,763
31	= (25+30) Effective equity	6,578,584	6,373,416
32	Additional basic capital required for the constitution of the conservation buffer	706,706	445,669
33	Additional basic capital required to set up the countercyclical buffer	—	—
34	Additional basic capital required for banks qualified as systemic	235,569	111,417
35	Additional capital required for the evaluation of the adequacy of effective equity (Pillar 2)	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

45.	Information on Regulatory Capital and Capital Adequacy Ratios, continued:

	Local and Overall consolidated	Local and Overall consolidated
	December 2023	December 2022
Capital Adequacy Ratios and Regulatory Compliance according to Basel III	%	%
Leverage Ratio	9.04%	8.62%
Leverage Ratio that the bank must meet, considering the minimum requirements	3%	3%
CET 1 Capital Ratio	13.73%	13.57%
CET 1 Capital Ratio that the bank must meet, considering the minimum requirements	5.13%	4.81%
Capital buffer shortfall	0%	0%
Tier 1 Capital Ratio	13.73%	14.07%
Tier 1 Capital Ratio that the bank must meet, considering the minimum requirements	6%	6%
Total or Regulatory Capital Ratio	17.45%	17.88%
Total or Regulatory Capital Ratio that the bank must meet, considering the minimum requirements	8.63%	8.31%
Total or Regulatory Capital Ratio that the bank must meet, considering the charge for article 35 bis	8%	8%
Total or Regulatory Capital Ratio that the bank must meet, considering the minimum requirements, conservation buffer and countercyclical buffer	10.50%	9.56%
Credit rating	A	A
Regulatory compliance for Capital Adequacy
Additional provisions computed in Tier 2 capital (T2) in relation to CRWA	1.25%	1.25%
Subordinated bonds computed as Tier 2 capital (T2) in relation to CET 1 Capital	19.16%	20.02%
Additional Tier 1 Capital (AT1) in relation to CET 1 Capital	0%	3.68%
Voluntary (additional) provisions and subordinated bonds computed as AT1 in relation to RWAs	0%	0.50%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

46.	New Accounting Pronouncements:

The following is a summary of new standards, interpretations and improvements to the International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) that are not yet effective as of December 31, 2023:

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

IFRS 16 — Leases. Recognition of the lease liability in a sale with leaseback.

In September 2022, the IASB published an amendment to IFRS 16 related to the recognition of the lease liability in a sale with leaseback.

The amendment specifies the requirements that a seller-lessee must use to measure the lease liability that arises on sale and leaseback so that the seller-lessee does not recognize any gain or loss related to the right of use that it retains.

The modifications are effective for the periods of presentation of the Financial Statements that begin on or after January 1, 2024, and early application is allowed.

The implementation of this amendment will have no impact for Banco de Chile and its subsidiaries.

IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments Disclosures - Supplier Financing Arrangements.

In May 2023, the IASB issued amendments to IAS 7 and IFRS 7. The amendments specify the current requirements to enhance the disclosure in the financial statements of supplier financing arrangements concerning liabilities, cash flows, and a company’s exposure to liquidity risk.

The amendments are effective for periods beginning on or after January 1, 2024, and early application is permitted.

Management is evaluating potential adjustments to its disclosures as a result of this modification.

IAS 21 Effects of Changes in Foreign Exchange Rates

In August 2023, the IASB published amendments to IAS 21. These amendments set out criteria that will allow companies to assess whether a currency is exchangeable and when it is not so, they can determine the exchange rate to use and the disclosures to provide.

The amendments are effective for periods beginning on or after January 1, 2025, and early application is permitted.

Management will assess the potential effects of this amendment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Subsequent Events:

a)	On January 15, 2024, a placement in the local market of senior, dematerialized and bearer bonds, issued by Banco de Chile and registered in the Securities Registry of the Financial Market Commission under number 11/ 2022 was carried out.

The specific conditions of said placement were the following:

EZ Series Bond, for a total amount of UF 3,100,000, with a maturity date of May 1, 2028 and an average placement rate of 3.72%.

b)	On January 16, 2024, a placement in the local market of senior, dematerialized and bearer bonds, issued by Banco de Chile and registered in the Securities Registry of the Financial Market Commission under number 11/ 2022 was carried out.

The specific conditions of said placement were the following:

EZ Series Bond, for a total amount of UF 900,000, with a maturity date of May 1, 2028 and an average placement rate of 3.72%.

c)	On January 25, 2024, the Board of Directors of Banco de Chile agreed to convene an Ordinary Shareholders’ Meeting for March 28, 2024 in order to propose, among other matters, the following distribution of profits for the year ended on December 31, 2023:

a.	Deduct and withhold from the net income of the year, an amount equivalent to the effect of inflation of the paid capital and reserves according to the variation of the Consumer Price Index that occurred between November 2022 and November 2023, amounting to Ch$223,719,568,421 which will be added to retained earnings from previous periods.

b.	Distribute 80% in the form of dividend the remaining profit, corresponding to a dividend of Ch$8.07716286860 to each of the 101,017,081,114 shares of the Bank.

Consequently, it will be proposed a distribution as dividend of 65.6% of the profits for the year ending December 31, 2023.

d)	On January 31, 2024, a placement in the local market of senior, dematerialized and bearer bonds, issued by Banco de Chile and registered in the Securities Registry of the Financial Market Commission under number 11/ 2015 was carried out.

The specific conditions of said placement were the following:

CE Series Bond, for a total amount of UF 600,000, with a maturity date of December 1, 2031 and an average placement rate of 3.20%.

e)	On February 2, 2024, Banco de Chile has carried out a bond issuance in the foreign market, issued under its Medium Term Notes Program (“MTN”) for a total amount of HKD 433,000,000, with a maturity date of February 9, 2034, and an average placement rate of 4.22%.

f)	On February 8, 2024, a placement in the local market of senior, dematerialized and bearer bonds, issued by Banco de Chile and registered in the Securities Registry of the Financial Market Commission under number 11/ 2015 was carried out.

The specific conditions of said placement were the following:

CH Series Bond, for a total amount of UF 200,000, with a maturity date of December 1, 2032 and an average placement rate of 3.15%.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Subsequent Events, continued:

g)	On March 06, 2024, the Securities and Exchange Commission (SEC) issued the final rule on The Enhancement and Standardization of Climate-Related Disclosures for Investors. This rule mandates the disclosure of information regarding a registrant’s climate-related risks that have materially impacted or are reasonably likely to have a material impact on, its business strategy, results of operations, or financial condition.

The final rules will become effective 60 days after publication in the Federal Register, and compliance will be phased in from 2025 to 2033. On April 4, 2024, the SEC voluntarily stayed the rules, pending judicial review.

h)	On March 15, 2024, a placement in the local market of senior, dematerialized and bearer bonds, issued by Banco de Chile and registered in the Securities Registry of the Financial Market Commission under number 11/2022 was carried out.

The specific conditions of said placement were the following:

FA Series Bond, for a total amount of UF 910,000, with a maturity date of August 1, 2028 and an average placement rate of 3.25%.

i)	On March 21, 2024, a placement in the local market of senior, dematerialized and bearer bonds, issued by Banco de Chile and registered in the Securities Registry of the Financial Market Commission under number 11/2022 was carried out.

The specific conditions of said placement were the following:

FA Series Bond, for a total amount of UF 550,000, with a maturity date of August 1, 2028 and an average placement rate of 3.32%.

j)	On March 22, 2024, a placement in the local market of senior, dematerialized and bearer bonds, issued by Banco de Chile and registered in the Securities Registry of the Financial Market Commission under number 11/2022 was carried out.

The specific conditions of said placement were the following:

EY Series Bond, for a total amount of UF 350,000, with a maturity date of April 1, 2028 and an average placement rate of 3.29%.

k)	On March 25, 2024, a placement in the local market of senior, dematerialized and bearer bonds, issued by Banco de Chile and registered in the Securities Registry of the Financial Market Commission under number 11/2022 was carried out.

The specific conditions of said placement were the following:

FA Series Bond, for a total amount of UF 350,000, with a maturity date of April 1, 2028 and an average placement rate of 3.29%.

l)	On March 26, 2024, a placement in the local market of senior, dematerialized and bearer bonds, issued by Banco de Chile and registered in the Securities Registry of the Financial Market Commission under number 11/2022 was carried out.

The specific conditions of said placement were the following:

GG Series Bond, for a total amount of UF 350,000, with a maturity date of May 1, 2035 and an average placement rate of 3.35%.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Subsequent Events, continued:

m)	On March 27, 2024, a placement in the local market of senior, dematerialized and bearer bonds, issued by Banco de Chile and registered in the Securities Registry of the Financial Market Commission under number 11/2022 was carried out.

The specific conditions of said placement were the following:

FA Series Bond, for a total amount of UF 100,000, with a maturity date of August 1, 2028 and an average placement rate of 3.24%.

n)	On March 28, 2024, during the Bank’s Ordinary Shareholders’ Meeting, the definitive appointment of Mr. Patricio Jottar Nasrallah as a Regular Director of Banco de Chile was made, a position he will hold until the next renewal of the Board of Directors.

o)	On April 4, 2024, a placement in the local market of senior, dematerialized and bearer bonds, issued by Banco de Chile and registered in the Securities Registry of the Financial Market Commission under number 11/2022 was carried out.

The specific conditions of said placement were the following:

EY Series Bond, for a total amount of UF 500,000, with a maturity date of April 1, 2028 and an average placement rate of 3.28%.

p)	On April 12, 2024, a placement in the local market of senior, dematerialized and bearer bonds, issued by Banco de Chile and registered in the Securities Registry of the Financial Market Commission under number 11/2022 was carried out.

The specific conditions of said placement were the following:

EX Series Bond, for a total amount of UF 250,000, with a maturity date of July 1, 2025 and an average placement rate of 3.10%.

q)	On April 17, 2024, a placement in the local market of senior, dematerialized and bearer bonds, issued by Banco de Chile and registered in the Securities Registry of the Financial Market Commission under number 11/2022 was carried out.

The specific conditions of said placement were the following:

EX Series Bond, for a total amount of UF 400,000, with a maturity date of July 1, 2025 and an average placement rate of 3.02%.

These Consolidated Financial Statements of Banco de Chile for the year ended December 31, 2023 were approved by the Directors on April 25, 2024.

In Management’s opinion, there are no other significant subsequent events that affect or could affect the Consolidated Financial Statements of Banco de Chile and its subsidiaries between December 31, 2023 and the date of issuance of these Consolidated Financial Statements.