Form 20-F
period 2024-12-31
BANK OF CHILE
filed 2025-04-25
CIK 1161125

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large, accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Risks Relating to our Operations and the Chilean Banking Industry

●	The growth of our loan portfolio in riskier segments may expose us to increased loan losses.

●	Our loan portfolio may not continue to grow at the same or similar rates as it has in the past.

●	Stricter banking regulations and changes in law may constrain our operations and thereby adversely affect our financial condition and results.

●	Increased competition and industry consolidation may adversely affect our operations.

●	Our results of operations are affected by interest rate volatility and inflation.

●	Part of the information included in our financial statements considers assumptions, estimates and modeling which, if inaccurate, could have a material impact on our results of operations and financial position.

●	Operational problems, errors, criminal events or terrorism or other events relating to force majeure may have a material adverse impact on our business, financial condition, and results of operations.

●	Despite our policies and procedures to detect or prevent money laundering and other financial crime activities, we may not be able to fully detect them or on a timely basis.

●	Cybersecurity events could negatively affect our reputation or results of operations and may result in litigation.

Risks Relating to Chile

●	Our growth and profitability depend on the level of economic activity in Chile.

●	Any downgrade in Chile’s or our credit rating could increase our cost of funding, affecting our interest margins, results of operations and profitability.

●	Changes in tax law could adversely affect our net income and could also result in higher taxes on distributions to our foreign shareholders.

●	Climate change presents various financial and non-financial risks to us and our customers that are not directly observable and, therefore, are difficult to mitigate in advance.

●	Currency fluctuations could adversely affect our results of operations, the value of our ADSs and any distributions on the ADSs.

●	Chile has corporate disclosure standards different from those you may be familiar with in the United States.

●	Chilean law may provide shareholders with fewer and less well-defined rights.

●	Our business growth, asset quality and profitability may be affected by political, legal and economic uncertainty, as well as social developments in Chile.

●	Reforms to labor laws, the pension system and the healthcare system as well as labor strikes or slowdowns could adversely affect our results of operations.

●	Pandemics, epidemics and other health events will affect both the global and the Chilean economy, our business or results of operations and could affect our financial condition.

Risks Relating to our American Depositary Shares (“ADSs”)

●	Our principal shareholders may have interests that differ from those of our other shareholders and their significant share ownership may have an adverse effect on the future market price of our ADSs and shares.

●	There may be a lack of liquidity and a limited market for our shares and ADSs.

●	ADS holders may be unable to exercise voting rights at shareholders’ meetings and preemptive rights.

●	Developments in international financial markets may adversely affect the market price of the ADSs and shares.

●	In the past, Chile has imposed controls on foreign investment and repatriation of investments that affected investments in, and earnings from, our ADSs.

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

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

●	changes in general economic, business, political or other conditions in Chile, or changes in general economic, geopolitical or business conditions in Latin America, the United States, Europe or Asia, including Russia’s continued invasion of Ukraine and the uncertain military conflict between Israel and Hamas;

●	changes in capital markets in general that may affect policies or attitudes towards lending to Chile or Chilean companies;

●	increased costs;

●	increased competition and changes in competition or pricing environments, including the effect of new technological developments;

●	unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms;

●	natural disasters, epidemics or pandemics;

●	the effect of tax laws on our business; and

●	the factors discussed under “Item 3. Key Information—Risk Factors.”

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

Unless otherwise indicated, the financial information included in this annual report with respect to 2022, 2023 and 2024 has been derived from financial statements that have been prepared in accordance with IFRS. See Note 2(a) to our audited consolidated financial statements as of and for the year ended December 31, 2024, included elsewhere in this annual report. IFRS differs in certain significant respects from Chilean Generally Accepted Accounting Principles (the “Chilean GAAP”) as issued by the Comisión para el Mercado Financiero (“Financial Market Commission” or “CMF”). As a result, our financial information presented under IFRS is not directly comparable to any of our financial information presented under Chilean GAAP. Accordingly, readers should avoid such comparison.

In this annual report, references to “$,” “U.S.$,” “U.S. dollars” and “dollars” are to United States dollars, references to “pesos” or “Ch$” are to Chilean pesos (see Note 2(f) to our audited consolidated financial statements as of and for the year ended December 31, 2024, included elsewhere in this annual report), and references to “UF” are to “Unidades de Fomento.” The UF is an inflation indexed Chilean monetary unit of account with a value in Chilean pesos that is linked to and adjusted daily to reflect changes in the Consumer Price Index (“CPI”) of the Instituto Nacional de Estadísticas (the “Chilean National Statistics Institute”). As of December 31, 2024, and April 17, 2025, one UF equaled Ch$38,416.69 and Ch$38,991.04, respectively.

This annual report contains translations of certain Chilean peso amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the Chilean peso amounts actually represent such U.S. dollar amounts, were converted from U.S. dollars at the rate indicated in our audited consolidated financial statements as of and for the year ended December 31, 2024, or could be converted into U.S. dollars at the rate indicated. Banco de Chile utilizes the exchange rate of accounting representation, or spot exchange rate, for such matters. Thus, unless otherwise indicated, the U.S. dollar amounts have been translated from Chilean pesos based on the exchange rate of accounting representation as of December 31, 2024 (last trading date), as determined by our Treasury on a daily basis, based on the average of the daily closing bid and offer rates reported by Bloomberg for the Santiago Stock Exchange. As of December 31, 2024 and April 17, 2025, the exchange rates of accounting representation were Ch$994.74 = U.S.$1.00 and Ch$966.44= U.S.$1.00, respectively. As of the same dates, the observed exchange rates, as published by Banco Central de Chile (the “Central Bank”), were Ch$992.12 = U.S.$1.00 and Ch$969.23= U.S.$1.00, respectively.

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

Certain figures included in this annual report and in our audited consolidated financial statements as of and for the year ended December 31, 2024, have been rounded for ease of presentation. Percentage figures included in this annual report have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this annual report may vary slightly from those obtained by performing the same calculations using the figures in our audited consolidated financial statements as of and for the year ended December 31, 2024. Certain other amounts that appear in this annual report may similarly not sum due to rounding.

Inflation figures are those reported by the Chilean National Statistics Institute, unless otherwise stated herein or required by the context.

MACRO-ECONOMIC AND MARKET DATA

In this annual report, most of macro-economic data relating to the Chilean economy is based on information published by the Central Bank, except for inflation statistics that are based on data published by the Chilean National Institute of Statistics. Most of market share data, financial indicators and other data relating to the Chilean financial system are based on information published periodically by the CMF, which is published under Chilean GAAP and prepared on a consolidated basis. Information regarding the mutual funds industry is based on statistics published by the National Association of Mutual Funds.

MANAGEMENT INFORMATION SYSTEM

Banco de Chile records information associated with the normal course of the business in order to measure performance and carry out business analysis, among other activities. This information includes the number and the amount of transactions executed through diverse commercial platforms by the Bank or its customers or counterparties, as well as financial information that consists of non-GAAP metrics related to the bank’s or business segment’s performance. All this information is referred as “Bank’s Management Information System” throughout the document.

v

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

We are also subject to market risks that are presented both in this subsection and in Note 44 to our audited consolidated financial statements as of and for the year ended December 31, 2024, included elsewhere in this annual report.

Risks Relating to our Operations and the Chilean Banking Industry

The growth of our loan portfolio in riskier segments may expose us to increased loan losses.

During the last five years, our total loan portfolio has grown at a compounded average growth rate (“CAGR”) of 5.3% per year. This expansion has been composed of CAGR of 7.5% in residential mortgage loans, 4.3% in commercial loans, and 4.2% in consumer loans, all in nominal terms. Over this period, nominal average growth in residential mortgage loans has clearly decoupled from macroeconomic fundamentals, being driven by a demand that has grown steadily on the grounds of recent demographic trends in Chile, yet at a slower pace than in the past due to the increase in long-term interest rates and inflation that remained above the two-year target inflation range set by the Chilean Central Bank for most of the period. On the other hand, nominal average expansion in commercial loans has steadily decelerated over the last five years, particularly due to weakened demand from the wholesale banking segment, firstly, due to the economic consequences of the COVID-19 pandemic on the overall economic activity and, later on, due to the political and economic uncertainty experienced in Chile over the last five years as a result of diverse factors, including: (i) two consecutive failed attempts to change the constitution, (ii) the government’s intention to introduce reforms in key economic sectors, such as pension funds, the healthcare system and the tax system, and (iii) economic perspectives revised downwards in the long-term as reflected by a decrease in the potential growth of the economy. These drivers have also adversely affected the expansion of commercial loans granted to small and medium enterprises (“SMEs”), although the launch of successive state-guaranteed loan programs by the government has partially mitigated the impact. Nevertheless, given the prevailing economic outlook, loans to SMEs have slowed down significantly since 2022, as evidenced by nominal annual expansions of 1.8% and 2.6% in 2023 and 2024, respectively, both below inflation rates for those periods. In the case of consumer loans, this lending product began to show positive growth once the liquidity surplus generated by financial support deployed by the Chilean government and congress during the pandemic seemed to decrease in 2021, effect that coupled with our efforts to improve value offerings for targeted segments. Accordingly, the demand for consumer loans reactivated, which resulted in loan growth of 17.6% in 2022, when we recovered pre-pandemic levels of consumer loan balances in nominal terms. However, in 2023 and 2024 our consumer loans evidenced a slowdown by growing 6.3% and 4.6%, respectively, on an annual basis. These trends in consumer loans have resulted from the combination of a deceleration in installment loans and increased balances of loans related to credit cards, although the latter also evidenced a deceleration in 2024 on the grounds of overall economic activity. In this regard, the slowdown in consumer loans has been linked to the evolution of the economic situation, characterized by moderate GDP growth, higher-than-normal interest rates and unemployment rate above medium-term figures. For the year ended December 31, 2024, our loan portfolio was Ch$38,936,296 million, which represented a 3.4% annual increase as compared to the Ch$37,651,274 million we recorded as of December 31, 2023. Instead, our allowances for loans losses decreased 2.4% on an annual basis from Ch$710,187 million in 2023 to Ch$693,434 million in 2024. In 2024, we recorded an increase in provisions for expected credit losses from Ch$322,099 million in 2023 to Ch$420,651 million in 2024. This increase aligns with past-due loan ratios that have remained above historical average levels for longer than expected, as well as macroeconomic factors such as inflation and interest rates, which are expected to remain volatile over the next twelve months. These factors have a direct effect on forward-looking provisioning models. This phenomenon has affected the entire banking industry, impacting both the retail and the wholesale banking segments due to the deterioration of credit quality in specific customers clusters. In the wholesale banking segment, certain industries have experienced financial difficulties associated with specific business dynamics, including the real estate and construction sector, the transport industry, and the health services sector. These challenges have been driven by various economic factors such as increased borrowing costs, subdued economic growth, and uncertainties regarding the potential outcome of certain economic reforms. In the retail banking segment, unemployment rates have remained above pre-pandemic levels, while short-term interest rates and inflation have reduced the payment capacity of individual customers. Nevertheless, in 2024 we incurred charge-offs amounting to Ch$445,198 million, which were slightly above the Ch$434,427 million incurred in 2023. All these factors contributed to the decline in credit risk allowances that, in turn, resulted in a decrease in our risk-index ratio (allowances for loan losses to total loans) from 1.89% in 2023 to 1.78% in 2024.

We recognize that the expansion experienced by our retail banking segment over the last years may expose us to higher levels of charge-offs and may require us to establish higher levels of allowances for loan losses in the future. This is because the average retail customer is riskier than the wholesale banking counterparties, since they are more exposed to the economic cycle than wholesale customers as evidenced during former economic and financial crises. For example, individuals are impacted by economic factors such as unemployment and SMEs are impacted by economic conditions affecting domestic demand. For this reason, we are constantly striving to develop and utilize improved scoring and approval models, while strengthening our collection procedures in order to mitigate the risks associated with this business growth.

Our loan portfolio may not continue to grow at the same or similar rates as it has in the past.

Our results of operations depend on our ability to grow our loan portfolio in a credit-sustainable way. For the past decade, loan growth has been less stable by reflecting increased volatility in the Chilean economy and diverse reforms on general matters, including both banking and non-banking rules. Since the banking business is highly correlated with the economic cycle, the evolution of both the Chilean and global economy impact the growth of the local industry’s loan portfolio and ours.

In 2022, the industry’s loan portfolio grew 10.1% in nominal terms, which represented an annual real contraction of 2.8% when adjusted for inflation, due to: (i) a real contraction of 5.7% in commercial loans, in line with the deceleration evidenced in private investment (gross fixed capital formation), (ii) a steady slowdown in residential mortgage loans that grew 0.9% in real terms in 2022, because of higher long-term interest rates, inflation expectations that remained above the Central Bank’s target range and stricter credit requirements, and (iii) consumer loans that increased only 0.4%, in real terms, due to lower demand caused by the monetary policy tightening deployed by the Chilean Central Bank, which raised the monetary policy interest rate from 4.00% in December 2021 to 11.25% in December 2022, together with prudent credit risk practices undertaken by banks. In a similar fashion, our loan portfolio declined 5.4% in real terms in 2022, which was composed of real contractions of 8.9% and 2.6% in commercial and residential mortgage loans, respectively, and real growth of 3.7% in consumer loans.

In 2023, lending activity continued to decelerate, as demonstrated by a nominal annual growth of only 3.2% in the industry’s loan portfolio, which translated into a 1.5% real contraction that was well aligned with the slowdown evidenced by the Chilean economy that recorded a GDP expansion of 0.5%. This performance was the result of: (i) a 3.7% real contraction in commercial loans, primarily explained by a decline of 0.1% in private investment that was in turn driven by uncertainties associated with two consecutive constitutional processes carried out in 2022 and 2023, reforms sponsored by the government aimed at introducing material changes to crucial economic areas and lengthy approval processes for large-scale investment projects, (ii) a real annual decline of 2.3% in consumer loans, primarily associated with the 4.9% decrease in household consumption due to a longer-than-expected monetary contractionary policy that resulted in a reference interest rate that remained at 11.25% until July 2023, which translated into increased borrowing costs, and the adverse impact of economic slowdown on the labor market, leading to an increase on the average unemployment rate that went from 7.9% in 2022 to 8.7% in 2023. These trends were offset by a 2.4% real expansion in the residential mortgage loan portfolio managed by the industry, which has continued to grow steadily, though at a slower pace than in the past, given the prevailing scenario of long-term term interest rates that continue to be above the levels seen in the past decade. Within this scenario, our loan portfolio grew 2.5% in 2023 in nominal terms, which means a 2.2% annual contraction when adjusting for inflation. This slowdown was primarily attributable to a nominal annual decrease of 1.4% in commercial loans, or 5.9% contraction in real terms, which was mainly concentrated in lower demand from the wholesale banking segment and moderate growth among SMEs, due to the factors mentioned above. On personal banking, instead, our residential mortgage loans grew 7.8% and our consumer loans increased 6.3%, both in nominal terms, evidencing slight real growth when adjusting by inflation. Whereas residential mortgage loans continued to be decoupled from the overall economic environment due to the dynamics in the housing market, the increase in consumer loans was principally driven by higher growth in credit card related loans, due to both lower liquidity among individuals and enhanced commercial strategies we implemented throughout the year in order to promote the use of credit cards among targeted segments. Within this scenario, our loan portfolio grew 2.5% in 2023 in nominal terms, which resulted in a 2.2% real annual contraction that was the consequence of a nominal annual decrease of 1.4% in commercial loans (5.9% contraction in real terms), which was mainly concentrated in lower demand from the wholesale banking segment, residential mortgage loans that grew 7.8% and consumer loans that increased 6.3%, both in nominal terms, evidencing slight real growth.

During 2024, the loan book of the industry grew 4.0% in nominal terms, which denotes a real annual contraction of 0.4%, once adjusted for inflation. This figure reflects the impact of subdued economic activity that resulted in GDP growth of 2.6% in 2024, which is slightly above the economy´s growth potential, characterized by reduced private investment and moderate household consumption. The evolution of the industry’s loan portfolio was primarily conducted by the trend followed by commercial loans, which recorded a real annual contraction for third year in a row by decreasing 1.9% on an annual basis (2.4% nominal growth) that was principally caused by: (i) an annual contraction of 1.4% in private investment that was the consequence of diverse factors including the business sentiment that remained weak on the grounds of uncertainty regarding the economic and political outlook, and (ii) credit granting conditions that remained tightened during the year, particularly for companies belonging to certain industries, such as real estate, construction and health services. The change in commercial loans was to some extent offset by bounded real annual expansions of 1.7% in residential mortgage loans (6.2% in nominal terms) and 0.2% in consumer loans (4.6% in nominal terms). The drivers conducting growth in residential mortgage loans continued to be associated with demand for housing prompted by recent demographic trends linked to immigration. The prevailing financial scenario, characterized by both long-term interest rates that remain above the average seen in the 2010 decade and an inflation rate that continued to hover above the target range set by the Central Bank, has contributed to slow down loan growth in this lending product. In the case of consumer loans, the subdued annual expansion was the reflection of a moderate 1.0% increase in household consumption, marked by borrowing costs that remained higher than in the past due to a monetary policy interest rate that stayed above neutral levels, and strict credit granting conditions in a context of increased delinquency and higher unemployment rate. In line with the above, our loan portfolio recorded a nominal annual expansion of 3.4%, which represents a 1.0% real contraction when adjusting for inflation. Similar to the performance observed in 2023, the behavior of our loan book in 2024 was primarily caused by a real annual contraction of 3.7% in commercial loans (0.6% increase in nominal terms), associated with the aforementioned drivers affecting the whole banking industry, particularly the evolution of lending activity in our wholesale banking segment, which evidenced a flat trend in loans. This was partially offset by moderate nominal annual expansion in commercial loans granted to the SME subsegment, which managed to overcome the scheduled amortization of guarantee funds for small and medium-sized entrepreneurs (“FOGAPE”) loans granted over the last three years. Personal banking continued to be the main source of loan growth for us in 2024, as evidenced by residential mortgage loans and consumer loans that grew 2.9% and 0.2% in real terms (4.6% and 7.5% in nominal terms), respectively. As mentioned earlier, over the last years, we have reinforced our business intelligence skills as we seek profitable growth in personal banking loans by targeting specific customer clusters of higher income segments through enhanced value offerings.

Going forward, several factors could adversely affect the growth rate of the industry and, therefore, the expansion of our loan portfolio. This includes, but is not limited to: (i) a slowdown or negative GDP growth in the Chilean economy, (ii) deceleration or contraction in household consumption or private investment spending, (iii) changes in banking customers’ payment behavior, (iv) changes in banking regulation, (v) deterioration of consumer confidence and business sentiment as a consequence of increased uncertainty regarding the economic activity or the social and political environments, (vi) economic reforms to be introduced by the current administration, including the pension, tax and healthcare systems, among others, (vii) increasing barriers or failures to streamline current approval processes for high-impact investment projects, (viii) any new attempt to change core constitutional principles, and (ix) any effect related to social trends, social unrest, pandemics or any event affecting the growth potential of the Chilean economy. Similarly, this could affect our credit quality indicators causing us to establish higher allowances for loan losses.

For more information, see “Item 4. Information on the Company—Regulation and Supervision” and “Item 4. Information on the Company—Selected Statistical Information.”

Stricter banking regulations and changes in law may constrain our operations and thereby adversely affect our financial condition and results of operations.

The CMF is the entity that oversees and regulates the Chilean financial market, which is comprised of publicly traded companies, insurance companies, insurance brokers, mutual funds, fintech companies and investment funds as well as the Chilean banking industry as a whole and some non-bank lenders. In addition to being subject to regulation by the CMF, in certain matters, we are also subject to regulations issued by the Central Bank. See “Item 4. Information on the Company—Regulation and Supervision.”

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

Basel III Implementation

On January 12, 2019, Law No. 21,130 was enacted, addressing four main topics with the aim of modernizing the Chilean banking framework by: (i) adopting the Basel III guidelines, considering a phased-in transition, (ii) introducing changes to the local regulator’s corporate governance by transferring powers formerly vested in the Superintendencia de Bancos e Instituciones Financieras de Chile (the “Superintendency of Banks and Financial Institutions” or “SBIF”) (the former banking supervisor) to the CMF in June 2019, (iii) reforming the resolution regime for Chilean banks in the case of insolvency, and (iv) introducing changes in relation to confidential information of banks’ customers, among others topics. For more information, see “Item 4. Information on the Company—Regulation and Supervision— Modifications to the General Banking Act.”

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

On March 31, 2021, the CMF announced that based on the information provided by local banks for the year ended December 31, 2020, there were six domestic systemically important banks, including us, which would be subject to systemic buffers to be determined by means of the CMF’s methodology. On March 30, 2022, the CMF announced the systemic buffers for the six previously-determined systemically important banks, including a systemic charge equivalent to 1.25% of risk-weighted assets assigned to us, which was set to be gradually introduced over a four-year period starting December 1, 2022, at an annual and cumulative rate of 25% every year, and expected to be completed on December 1, 2025, if unchanged. The 1.25% systemic charge assigned to us was successively reaffirmed by the CMF on March 31, 2023, and on April 1, 2024. On April 1, 2025, the CMF announced the systemic charges for domestic systemically important banks and confirmed the 1.25% systemic requirement on us to be completed on December 1st, 2025.

In addition, on May 23, 2023, the Chilean Central Bank activated a countercyclical buffer for the local banking system amounting to 0.5% of the banks’ risk-weighted assets, starting May 2024. According to the Central Bank’s Board, the countercyclical buffer was set as a prudential measure in view of the increased uncertainty regarding the likelihood of a severe external shock. In November 2024, the Central Bank maintained the countercyclical buffer unchanged while noticing that it could converge to a neutral level of 1.0% in the medium-term, which is expected to be determined by the Central Bank’s Board in May 2026. If increased, the new capital requirement is expected to become effective in May 2027.

On January 13, 2023, we received communication from CMF stating that, based on the overhaul of our Internal Capital Adequacy Assessment Process for the year ended December 31, 2022, as defined by RAN 21-13, we are subject to a Pillar 2 capital requirement equivalent to 0.5% of our risk-weighted assets, to be completed in a four-year period starting June 30, 2024, at an annual rate of 25%. On January 16, 2025, the CMF informed us that it decided to set the additional Pillar 2 capital requirement at the level of 0.13% of the risk-weighted assets, net of required provisions. This level is equivalent to the Pillar 2 requirement we already fulfilled starting June 2024 and, therefore, represents a reduction from the 0.5% charge previously assigned to us.

On December 12, 2023, the CMF published for public comment a proposal of modifications to RAN 21-13 related to: (i) removing the 15% threshold of the CET1 Capital which currently determines a potential capital requirement for an amount equivalent to the excess of long-term interest rate risk in the banking book (∆EVE) over such threshold, as to allow the CMF to impose capital requirements for the full amount of long-term (∆EVE) and short-term (∆NII) interest rate risk in the banking book together, (ii) clarifying the way by which banks should incorporate Pillar 2 capital requirements when determining their internal capital objectives, and (iii) determining that the Internal Capital Adequacy Assessment Process (“ICAAP”) Report should not exceed 50 pages, among other topics. On October 11, 2024, the CMF published a revised version of modifications to RAN 21-13 for public comment, which incorporated part of the insights received during for the first proposal, while including additional topics in relation to diverse matters associated with the ICAAP. The new proposal included the following modifications, among others: (i) maintained the removal of the 15% threshold of the CET1 to determine additional capital requirements based on ∆EVE metric and the possibility to impose capital requirements for the full amount of interest rate risk in the banking book, (ii) established a revised framework to determine outlier banks by maintaining the 15% threshold of the CET1 Capital based on ∆EVE while adding new thresholds for ∆NII amounting to 5% of CET Capital and 18% of Net Financial Margin, conditions that - if individually met - will determine an outlier bank, (iii) introduced some technical modifications to the standardized model for computing interest rate risk in the banking book (∆EVE and ∆NII) by allowing the netting for some specific currencies while differentiating interest rate shock for short- and long-term risk, (iv) allowed banks to use internal models in order to determine potential internal capital buffers associated with interest rate risk in the banking book, (v) introduced precisions on the framework the banks should follow in order to assess their risk profile and measure material risks, (vi) incorporated new guidelines for banks for the definition of internal capital targets by adopting the Pillar 2 Requirement and Pillar 2 Guidance concepts, (vii) defined a maximum extension of 70 pages for the ICAAP Report, and (viii) established new disclosure requirements for Pillar 2 requirements. As of the date of this annual report, no final rules have been published.

Although based on these buffers we continue to be in full compliance with the minimum requirements, we cannot be certain about any further potential capital buffers the regulator could impose to us and, therefore, we cannot assure you that our profitability will not be impacted by actions we may take in order to fulfill new regulatory thresholds. For more detailed information on specific regulations currently in effect, capital thresholds and compliance, see “Item 4. Information on the Company—Regulation and Supervision—Modifications to the General Banking Act.”

Regarding banking resolution, on January 31, 2023, the CMF published a white paper “Guidelines for a new banking resolution framework and deposit insurance in Chile” for comment until July 31, 2023. The white paper proposed the creation of a new agency, with financial and operating independence, in charge of both the administration and resolution of deposit insurance. In business-as-usual times, this entity should develop contingency and resolution plans for systemically-important banks. In times of crisis, this agency would be responsible for the resolution process. Systemically-important banks should have to comply with a loss absorption capital requirement of at least 1.0% of total assets to ensure an equity level that facilitates the stabilization scheme, including a bail-in mechanism amount that would not be computed as Total or Regulatory Capital for capital adequacy purposes. However, if not fulfilled, restrictions on dividend distribution would apply for banks. Likewise, the white paper discusses the key topics of an insurance deposit scheme, which should be funded by banks that apply for its use. As of the date of this annual report, the CMF has not yet proposed specific changes to the banking regulation on the key topics addressed by the white paper and, therefore, we cannot assure you that the implementation of a new resolution framework and/or a deposit insurance scheme will not have an impact on our profitability, since as a systemically-important bank we could be subject to further capital requirements if this or another framework is adopted by the Chilean regulator in the future.

Liquidity Requirements

Since 2016 banks have been required to report and monitor liquidity ratios, such as Liquidity Coverage Ratio (“LCR”) and Net Stable Funding Ratio (“NSFR”), for information purposes only. Through amendments to Chapter III.B.2.1 of the Compendio de Normas Financieras (the Compendium of Financial Norms) on May 4, 2018, and March 8, 2022, the Central Bank set minimum requirements for both the LCR and the NSFR. Accordingly, the regulatory limit for LCR became 100% in June 2022 while the threshold for NSFR was also set at 100% although being phased-in over a four-year period starting in June 2022 at 60% and increasing 10% on January 1 of each year until reaching 100% on January 1, 2026. Likewise, in the last amendment to the Chapter III.B.2.1 of the Compendio de Normas Financieras the Central Bank also: (i) removed the regulatory limit for 30-day and 90-day cash flows mismatches in local currency as measured by C46 index while maintaining the limit for 30-day cash flows mismatches in foreign currency as measured by the C46 index, and (ii) introduced specifications on the treatment of securities pledged as technical reserve (arising from demand deposits levels) in order to take them into account as high quality liquid assets. As part of the same amendment, the Central Bank established that banks are required to carry out an annual Internal Liquidity Adequacy Assessment Process (“ILAAP”). The final rules associated with ILAAP were published on January 16, 2023. The possibility of imposing additional High Quality Liquid Assets (“HQLA”) requirements based on the information disclosed in the ILAAP is in effect as of April 2025. As of December 31, 2024, our LCR and NSFR were 214% and 120%, respectively, and we were in full compliance with the prevailing regulatory requirements. Regardless of the current levels of these ratios, we cannot assure you that we will remain in compliance with regulatory requirements if, based on the ILAAP results, the regulator requires us to maintain greater amounts of HQLA. This could also lead us to acquire lower-margin financial instruments, which could have an adverse effect on our results of operations and profitability.

Changes in Credit Risk Methodologies

Since 2010, the CMF has developed and required banks to adopt diverse standardized methodologies for the determination of probabilities of default (“PD”) and loss given default (“LGD”) parameters used to calculate expected credit losses under Chilean GAAP. Thus, in 2011 the CMF introduced a new standardized provisioning method for the individually assessed portfolio. Later, in 2014, a new standardized provisioning model for residential mortgage loans was established. In 2018, the standardized approach was extended to the commercial loans in the group-based evaluated portfolio, which was supplemented in 2021 with a more precise treatment for certain sub-segments of this portfolio to achieve further alignment to Basel III. None of these rules had any impact on our results of operations under IFRS or material impact on our results of operations under Chilean GAAP. More recently, in November 2022 and October 2023, the CMF published for comment a standardized methodology to compute expected credit losses for consumer loans with matrices for PD and LGD based on certain risk drivers. On March 8, 2024, the CMF issued Circular No. 2,346 with final rules on this matter, which became effective on January 1, 2025. This new methodology does not have any impact on our operational results or financial condition under IFRS. However, based on the information available as of the date herein, we expect this new standardized provisioning method to have an impact of approximately Ch$69,000 million on our operational results before income tax, under Chilean GAAP during 2025. To address this effect, the Bank resolved to release additional provisions when the new method became effective. Based on the diverse changes introduced to the provisioning rules in the past, we cannot assure you that future changes, especially in the provisioning rules or related definitions, will not affect our results under IFRS or Chilean GAAP, as applicable. For more detailed information on the changes in credit risk methodologies introduced by the CMF see “Item 4. Information on the Company—Regulation and Supervision—Credit Risk Provisioning.”

New Legislation, Other Bills and Regulatory Guidelines affecting the Banking Business

Additionally, during the last years, several legal and administrative regulations have been enacted and amended to strengthen consumer protection and the relationship between financial institutions and their customers.

For instance, in May 2020, the Chilean Congress passed the Law No. 20,009 that increases liabilities of payment service providers (such as banks) in cases of fraudulent transactions in credit and debit cards, and in electronic funds transfers. This legislation resulted in a sharp increase in our liabilities towards customers due to digital fraud during recent years, which also resulted in increased operational write-offs. For the year ended December 31, 2024, we incurred net operational write-offs (gross operational losses less recoveries) due to external fraud of Ch$13,447 million, which compares to Ch$18,051 million and Ch$10,392 million in 2023 and 2022, respectively. The breakpoint in the upward trend observed in the last two years was primarily caused by changes introduced to Law No. 20,009 through Law 21,673 that became effective in May 2024. Notwithstanding such amendments, and although we have implemented measures and campaigns with our customers and have been able to adequately mitigate the impact of this legislation so far, we cannot assure you that we will not continue to see an increase in our liabilities or operational write-offs as a result of this legislation, particularly given the widespread use of credit and debit cards in Chile over the recent years. For further information on the obligations and liabilities imposed by, and characteristics of, this legislation, see “Item 4. Information on the Company—Regulation and Supervision—Consumer-Oriented Regulation.”

Law No. 21,365 was enacted in July 2021, regulating interchange fees in the payment cards market in Chile. An autonomous and technical committee was created to determine, on a periodic basis, the fees or rates to be charged by payment card issuers such as banks (“Interchange Rates”) to the operating companies (acquirers). The technical committee is comprised of four members, each one appointed by: the Central Bank; the CMF; the Office of National Economic Prosecution (Fiscalía Nacional Económica); and the Ministry of Finance. This committee had six months to announce the first transitory limits and, afterwards, Interchange Rates will be reset every three years. On February 5, 2022, the committee announced new preliminary maximum fees of 0.6% for debit cards, 1.48% for credit cards and 1.04% for prepaid cards. On February 22, 2023, the technical committee determined the definitive scheme that will be applicable in Chile by defining a maximum interchange fee of 0.35% for debit cards and 0.80% for credit and prepaid cards. These limits went into effect in October 2023, and from that date current limits will converge to the new ones during a phase-in period that will take 18 months. On September 30, 2024, the technical committee postponed the second phase of the interchange rates reduction that was aimed to initially go effective on October 1, 2024 as a result of questioning from market participants to the interchange rates set by the technical committee, given the significant changes evidenced in the credit and debit card market in recent years that could result in revised limits to the interchange rates. Although we believe the prevailing or new limits – as currently known – will not have a material impact on our results of operations, given the uncertainty on the limits that could be determined by the technical committee in the future, we cannot currently assure you whether this new regulation will have a negative impact on the banking industry and on our results of operations in the long term or not.

Law No. 21,389, which creates an alimony debtor registry, came into effect in November 2022. This law requires banks and other financial service providers to retain amounts of credits granted to debtors that are registered in such registry, for the purpose of paying overdue alimonies. It further imposes fines on banks and financial institutions that do not consult the registry and do not withhold the amount specified. These fines amount to twice the money the bank should have withheld. For the year ended December 31, 2023, four Chilean banks, excluding us, were fined for not complying with the provisions of this law. For the year ended December 31, 2024, we were fined, along with five other Chilean banks, for non-compliance with the provisions established in Law No. 21,389. The fine imposed on us was informed to us on May 3, 2024, and amounted to UF111.48 (Ch$4.3 million as of December 31, 2024). Although we had to adequate our management information systems and procedures to address such requirements and we have been able to comply with it so far, we cannot assure you that we will be able to comply with the provisions if we do not have access to timely and adequate information or our management information systems do not suitably discriminate customers’ information.

In December 2021, Law No. 21,398 was enacted. Among other measures to enhance consumer protection, this law introduced rules, such as: (i) requiring a competent court to construe certain provisions in favor of the consumer in court procedures, (ii) imposing new obligations applicable to financial service providers in connection with certain products, (iii) introducing new minimum requirements for pre-payments in credit transactions, and (iv) obligation to carry out an economic solvency analysis before contracting a credit product and inform the consumer of the result of said analysis, among other measures. On April 21, 2022, the Ministry of Economy, Development and Tourism published the Regulation on Analysis of Economic Solvency and Information to Consumers. This regulation, which came into force on May 4, 2024, establishes the requirements that such economic solvency analysis must contain. These new measures may increase our due diligence, operating and legal costs, affect the growth of our customer base and increase the costs associated with the management of our consumer loan portfolio. However, as of the date of this annual report, we cannot currently ascertain its impact, if any, on our results of operations in the future.

On May 30, 2024, Law No. 21,673 was published to avoid overborrowing by Chilean individuals and companies, among other purposes. This Law No. 21,673 also amended Law No. 18,010, among others, by empowering the CMF to determine the calculation algorithm or the variables to be used in the calculation of the minimum monthly payment required from credit card holders as a result of billed purchases or cash withdrawals. As of the date of this annual report, the CMF has not issued a regulation on this matter and, accordingly, we are not able to assure you that this law and related regulation will not have an impact on our future results of operations.

On July 3, 2024, Law No. 21,680 was published and will become effective on April 1, 2026. Law No. 21,680 aims to create an official information register that consolidates information on debtors’ obligations to improve credit assessment while providing more information to the Financial Market Commission for regulatory purposes. This debt register incorporates new market participants, other than banking lenders, as reporting entities thus allowing a more comprehensive and accurate view of the credit outlook. This information will be managed exclusively by the CMF and will allow market participants to access debtors’ credit information commercial and credit risk assessment. Debtors, including both individuals and companies, will have the right to access their information and may request updates, rectifications or deletions if found to be incorrect. Although banks see this law favorably from the commercial and credit risk perspectives by permitting a more accurate assessment of current and future borrowers, such law may also result in both a one-time impact on expected credit losses for some specific borrowers clusters and increased operating expenses due to further information requests in the long run, which we are not currently able to predict.

In addition, Law No. 21,719 regulating the protection and processing of personal data was published on December 13, 2024. This law aims to improve the rules relating to the processing of personal data of individuals, so that it is carried out with the consent of the owner of such data or in cases authorized by law, ensuring standards of quality, information, transparency, and security. Likewise, the Personal Data Protection Agency was created under this law and is in charge of ensuring personal data protection. For companies in charge of managing personal data from their customers or counterparties as part of their normal course of business, starting in December 2026, the sanctions for non-compliance with the law may range from written warnings to fines of up to 4% of the company’s revenues depending on the severity of the violation and potential backsliding of large companies. This new framework could require changes in our current procedures to duly comply with these standards of data privacy protection. If we fail to comply with these requirements or in case of breach of our systems and platforms through which we manage third-party data, we may be fined by the Personal Data Protection Agency, which could adversely affect our reputation and results of operations. For more information, see “Item 4. Information on the Company—Regulation and Supervision—Personal Data Protection Law.”

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

Another pending bill introduces additional requirements to judicially exercise rights attained to mortgage loan collaterals. Yet another bill related to insolvency law, would limit a bank’s ability to deny providing certain banking products to personal banking customers (individuals) on the grounds that they have been debtors in an insolvency procedure in the past. Further, a bill introduced at the end of 2022 proposes to eliminate information on debtors’ behavior that occurred before the last five years, thereby limiting the available information to properly assess and evaluate the credit risks of a broad customer base. In addition, a bill proposed in March 2023 would preclude certain service providers from charging and indexing installments and bills to UF (inflation indexed), which in the case of banks would relate to mortgage loans granted to personal and SME banking customers. Likewise, in June 2024, a new bill was introduced in the lower house, which aims to provide individual debtors with a timeframe of 13 years to repay both commercial and consumer loans granted by local banks while cancelling any type of interests previously agreed on such loans and prohibiting interest compounding over time. If enacted, such laws may limit the effectiveness of our credit evaluation process and the due diligence we perform over potential customers, may generate mismatches between assets and liabilities denominated in UF or deteriorate our asset quality and require us to increase provisions for expected credit losses while affecting our result of operations.

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

In September 2023, a Chilean private consumer body requested to the Chilean Antitrust Court (Tribunal de Defensa de la Libre Competencia) to initiate a regulatory recommendation process in order to propose to the President of Chile the draft of a bill to be discussed in the Chilean Congress, to regulate the participation of conglomerates in the Chilean economy. As of the date of this annual report this process is in course.

Future changes in regulations may also cause us to face increased compliance costs and limitations on our ability to pursue certain business opportunities and provide certain products and services. As some banking laws and regulations have been recently adopted, the way they are applied to the operations of financial institutions is still evolving. We cannot generally assure you that laws or regulations will be adopted, enforced or interpreted in a manner that will not have a material adverse effect on our business and results of operations. Lastly, we cannot assure you that regulators will not impose more restrictive limitations in the future on the activities of banks, including us, than those that are currently in effect. Any such change in terms of capital and liquidity adequacy, credit risk provisioning, and consumer protection, among other matters, could have a material adverse effect on our results of operations or financial condition in a fashion that we cannot determine in advance. For more information, see “Item 4. Information on the Company—Regulation and Supervision.”

Enhanced ESG and climate change disclosure may impose additional costs on our bank.

In recent years, various guidelines and regulations have been issued recommending or requiring companies to adopt policies and procedures with the purpose of enhancing the approach to environmental, governance and social (ESG) matters. On October 4, 2022, the CMF published guidelines for the implementation and supervision of sustainability standards by means of section 8.2 of Norma de Carácter General N°461, which is aimed at improving the quality of information released by Chilean companies on sustainability and corporate governance matters on their annual report, which are in accordance with the guidelines of the Sustainable Accounting Standards Board. On October 29, 2024, Norma de Carácter General N° 461 was amended by Norma de Carácter General N° 519 making these new rules effective and mandatory for local banks as of the fiscal year ending on December 31, 2025.

Similarly, in March 2024, the SEC adopted rules aimed at enhancing and standardizing climate-related disclosures. The rules require registrants to include certain climate-related information in their registration statements and annual reports, including data regarding greenhouse gas emissions and information regarding climate-related risks and opportunities and related financial impacts, governance, and strategy. However, in April 2024, the SEC issued an order staying implementation of these rules pending the resolution of certain legal challenges. The final rules, to the extent they survive any ongoing or forthcoming legal challenges, may require us to provide certain climate-related information in the future. Thus, as of the date of this annual report, the final disclosure requirements and reporting timeline and compliance costs are unknown.

We cannot rule out that the adoption of new guidelines and regulations on ESG and climate change matters could limit our lending business, restrict our ability to recruit new customers, increase compliance requirements or result in higher operating or funding costs, among other effects in the future that we cannot predict now, given the still-developing and evolving regulatory environment related to ESG and climate change matters.

Modifications to reserve requirements may affect our growth capacity and margins.

According to the Chilean banking regulation, demand deposits and time deposits are subject to reserve requirements of 9.0% and 3.6% (with terms of less than one year), respectively. However, the Central Bank is entitled to require banks to maintain reserves of up to 40.0% for demand deposits and up to 20.0% for time deposits, to the extent needed for monetary policy purposes. In addition, if the aggregate balance of demand deposits and other demand accounts (e.g., deposits in current accounts, other demand deposits or obligations payable on demand and incurred in the ordinary course of business, saving deposits that allow unconditional withdrawals that bear a stated maturity, and other deposits payable immediately unconditionally) held by a bank exceeds 2.5 times its Total or Regulatory Capital (including CET1, additional Tier 1 capital and Tier 2 capital) the bank is required to set aside a technical reserve equivalent to the full amount of that excess. In addition, under Basel III, banks denominated as D-SIB could be subject to stricter technical reserve requirements by which the threshold of 2.5 times the Total or Regulatory Capital could be reduced to 1.5 times. The imposition of this additional requirement depends on the assessment of the CMF, although the decision must be agreed with the Central Bank. The CMF announced the D-SIB local banks for first time in March 2021 by defining that six local banks (including us) were designated as systemically important banks. This designation was sequentially reaffirmed in March 2022, March 2023, April 2024, and April 2025, which has translated into the imposition of a systemic buffer on us. However, as of the date of this annual report, we have not received notice of additional requirements, such as stricter technical reserve thresholds. Nonetheless, we cannot assure you that we will not be subject to such additional requirements in the future, to the extent we continue to be qualified as D-SIB, which in turn could impact our capacity to sustain balance sheet growth or lead us to raise funding from alternative sources if a greater amount of demand deposits must be set aside, which could have a material adverse effect on our net interest margin and results of operations. For more information on the implementation of the systemic buffer, see “Item 3. Key Information—Risk Factors—Stricter banking regulations and changes in law may constrain our operations and thereby adversely affect our financial condition and results of operations.”

Changes in accounting standards could impact our results.

The IASB, or other regulatory bodies, periodically introduce modifications to financial accounting and reporting standards under which we prepare our consolidated financial statements. These changes can materially impact on how we report financial information, affecting our results of operations. Also, we could be required to apply new or revised standards retroactively.

Currently, we cannot assure you that future changes in financial accounting and reporting standards will not substantially affect our results of operations or performance indicators, as we do not know the extent of future standards.

Increased competition and industry consolidation may adversely affect our operations.

The Chilean market for financial services is highly competitive. We compete with Chilean and foreign banks, with Banco del Estado de Chile, which is state-owned, and with other providers of financial services new to the banking industry and the traditional financial system. In addition, the retail segment (which encompasses individuals and small and medium-sized companies) has become the target market of several banks, since banking penetration is still in progress in Chile, particularly in this segment. Accordingly, competition within this market is increasing as banks are frequently incorporating new and tailored products and services, while striving to improve service quality and to accelerate digital transformation.

We also face increasingly significant competition from non-banking competitors in some of our credit products, especially credit cards and installment loans, including large department stores, pharmacy chains, supermarkets and private compensation funds, as well as saving and credit cooperatives. In addition, we face competition from other types of lenders, such as non-banking leasing, crowdfunding, factoring and automobile financing companies, especially in credit products, as well as mutual fund managers, pension fund managers and insurance companies within the market for savings and investment products and insurance companies in the market for mortgage loans. Likewise, new providers of financial services have emerged over the last years, such as e-commerce, local and foreign fintech companies, Telecom companies, like internet and mobile phone providers, and more recently several alternative marketplaces that are allowed to provide temporary financing directly to their customers or providers.

These new ways of doing business are based on the disintermediation of traditional banking service providers. Some of these companies may have more resources than us, including larger customer bases, stronger brand recognition and more effective marketing tools to approach banking current or potential customers. They may also adopt more aggressive pricing, while devoting significant resources to technology, infrastructure and marketing as it is part of their core business. Some of these non-banking competitors have recently commenced to be regulated by the CMF for purposes of banking supervision through Law No. 21,521, which regulates fintechs and open banking by establishing a general framework for financial services provided through technological means (including banks) in order to protect financial customers and data privacy while preserving financial stability and strengthening anti money-laundering. Although this law introduced specific requirements for fintechs, they are not currently subject to the same solvency, liquidity or reserve requirements imposed by the banking regulator, among other requisites, if any, as banks generally are. Therefore, these providers represent a challenge for the traditional banking industry that may result in lower margins in the future. Nevertheless, banks continue to be the main suppliers of loans, leasing, factoring and mutual fund management, directly or indirectly through subsidiaries, while growing quickly in insurance brokerage services. However, we cannot assure you that this trend will continue in the future.

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

In addition, the introduction and application of new technologies, including artificial intelligence, cryptocurrencies and digital payment or savings systems, may result in substantial expenditures to adapt and update our existing products and services as we continue to grow our internet and mobile banking capabilities. In this context, competitors could adapt faster than us to these new trends, which could lead to a temporary competitive disadvantage that could translate into lower revenues or a reduced ability to raise funding from retail depositors. Since we are aware of these new trends, we have devoted efforts to adapt our organization in pursuit of enhanced flexibility while looking for business and technological partnerships in order to take advantage of business opportunities arising in the market while keeping our value offerings adapted to new customers’ needs. As such, we have continued to deploy our digital strategy to offer tailored services and products to customers from different segments by leveraging our strategic capabilities, entering into alliances with other banking and non-banking providers, developing innovative digital solutions, and reinforcing benefits from using our payment and savings systems. We cannot assure that present or future competitors will not copy our strategy to launch new digital products or enter into digital alliances or that they will not develop better solutions by acquiring more modern technology or designing more innovative solutions.

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

Further, following the new rules issued in recent years by the Chilean regulator, the processing and merchant acquiring services for payment cards (particularly related to new acquirers) may now be accomplished through a four-party mechanism, as done in some developed economies. This model facilitates the entry of new market players. As of the date of this annual report, a significant part of transaction processing services continued to be provided in Chile by Transbank S.A., a company owned by us and ten other banks (of which we held a 26.16% direct ownership as of December 31, 2024). However, some of the main Chilean banking players, including us, have already begun to implement the new four-party model for their own business. In this regard, on July 29, 2024, we created a dedicated acquiring and processing credit and debit card subsidiary named “Operadora de Tarjetas B-Pago S.A.” (“B-Pago”), which is owned by Banco de Chile (99.9% share ownership) and Banchile Asesoría Financiera S.A. (0.01% share ownership). This subsidiary aims to participate in the new four-party model with other banking and non-banking competitors. When creating this new subsidiary, we granted a mandate to an independent third party to exercise all our voting rights in Transbank S.A. without receiving instructions from, nor sharing information with, us. Also, given the new four-party model, on January 23, 2023, the Chilean Association of Banks and Financial Institutions (“ABIF”) announced the willingness of banks participating in the ownership of Transbank S.A. to relinquish part or total control of the company, process that, as of the date of this annual report, is still open. In addition, as previously mentioned, a technical committee is responsible for determining the maximum interchange fees that may be charged by credit card issuers (including us) to companies that provide merchant acquiring services.

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

Although we have historically been focused on wholesale banking, over the last years we have continued to reorient our commercial strategy to increase penetration of the retail banking segment. In fact, according to our management information systems, the share of the retail banking segment in our total loan book has increased from 63.8% in 2019 to 65.3% in 2024. Although this trend has been primarily associated with an expansion in middle- and higher-income personal banking, our retail banking segment is also composed of small and medium-sized companies (approximately 13.3% of our total loan book as of December 31, 2024, which consists of companies with annual sales of up to approximately UF 70,000 million (approximately Ch$2,689 million). Since these customers are likely to be more severely affected by adverse developments in the Chilean economy than large corporations and higher-income individuals, we may be exposed to higher levels of delinquency and subsequent charge-offs in the future, which could result in materially higher allowances for loan losses that could adversely affect our results of operations.

As of December 31, 2024, our past-due loans (loans 90-days or more past due) amounted to Ch$622,440 million, which represented a 5.2% annual increase when compared to the Ch$591,953 million recorded in 2023. These figures translated into an increase past-due ratio (loans 90-days or more past due over total loans) from 1.57% in 2023 to 1.60% in 2024. According to our management information systems, as of December 31, 2024, our past-due loans (loans 90-days or more past due) were composed of 91.1% retail banking 90-days or more past-due loans (consumer and residential mortgage loans to individuals, as well as commercial loans to small and medium sized companies) and 8.9% wholesale banking 90 days or more past-due loans (commercial loans to large companies and corporations). During the prior fiscal year, our past-due loans (90 days or more) portfolio was composed of 81.7% retail banking past-due loans (90 days or more) and 18.3% wholesale banking past-due loans (90 days or more).

Diverse financial and economic dynamics contributed to the increase in both the amount of total past-due loans and our total past-due loans ratio in 2024 to 2023. However, at a business segment level, trends were uneven. According to our management information systems, the increase in past-due loans was largely driven by an annual increment of Ch$73,826 million in retail banking past-due loans (loans 90 days or more past due). This change was caused by various dynamics that negatively affected the entire industry, resulting in increased delinquency for both consumer and residential mortgage loans. Factors such as higher-than-normal interest rates, an inflation rate that has remained above the two-year target range set by the Chilean Central Bank, and higher unemployment rates than in the past, have affected the customers’ payment capacity in personal banking. The SME segment was also negatively impacted by the economic and financial scenario, which resulted in increased borrowing costs. This, coupled with the end of former state-guaranteed programs previously allowed SMEs to apply for credits bearing lower interest rates, contributed to the increase in past-due loans. Consequently, past-due loans in personal banking (comprising both consumer and residential mortgage past-due loans) increased by Ch$54,865 million in 2024 compared to 2023, while past-due loans associated with SME banking rose by Ch$18,961 million during the same period.

Conversely, according to our management information systems, the wholesale banking segment recorded a decrease of Ch$43,339 million in past-due loans (loans 90 days or more past due). This improvement was driven by a net improvement in payment behavior, prompted by a more positive evolution in the dynamics of certain industries throughout 2024, such as the health services sector and specific cases in the real estate and construction sector, as well as the transportation sector, which resulted in improved risk profiles of some customers. As a result, past-due ratios (90 days or more past-due loans over total loans) increased from 1.68% in 2023 to 1.81% in 2024 in the retail banking segment, while declining from 0.90% in 2023 to 0.51% in 2024 in the wholesale banking segment, according to our management information systems.

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

For more information on past-due loans, see “Item 3. Key Information—Risk Factors—Risks Relating to our ADSs— Developments in international financial markets may adversely affect the market price of the ADSs and shares,” “Item 3. Key Information—Risk Factors—Risks Relating to Chile—Pandemics, epidemics and other health events will affect both the global and the Chilean economy, our business or results of operations and could affect our financial condition” and “Item 4. Information on the Company—Selected Statistical Information—Analysis of Substandard and Past-due loans.”

Our results of operations are affected by interest rate volatility and inflation.

Our results of operations depend greatly on our net interest income (including both net interest income and net inflation-indexation income), which represented 70.5% of our total operating revenues as of December 31, 2024. Changes in nominal interest rates and inflation could affect the interest rates earned on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities, resulting in net interest income reduction. Inflation and interest rates are sensitive to several factors beyond our control, including the Central Bank’s monetary policy, deregulation of the Chilean financial sector, local and international economic developments and political conditions, among other factors. In addition, changes in interest rates affect the fair value of tradable securities and other investments or assets and are therefore exposed to potential negative value adjustments. Any volatility in interest rates could have a material adverse effect on our financial condition and results of operations. Also, real negative interest rates could negatively impact our ability to raise funding for our operations, particularly for short-term maturities, which could result in higher funding costs and lower net interest margin.

The average annual short-term nominal interest rate in Chile for 90 to 360 day deposits received by Chilean financial institutions was 9.25% in 2022, 9.83% in 2023 and 5.74% in 2024, following the trend seen in the monetary policy interest rate, which averaged 8.25% in 2022, 10.5% in 2023 and 6.2% in 2024. The evolution of the reference rate has been associated with the attempts of the Chilean Central Bank to control inflation over the recent years. As inflation began to decrease over the second half of 2023, the Central Bank began to reduce the monetary policy rate, which continued in 2024 by taking the reference rate from 8.25% on December 31, 2023 to 5.0% on December 31, 2024. For 2025, the Chilean Central Bank has anticipated that the path followed by the monetary policy interest rate will depend on the evolution of inflationary pressures coming from both local and external fronts. Consequently, although the reference rate is expected to converge to the neutral level as long as inflation continues to converge towards the midpoint of the Central Bank target range, there still is no certainty as to when this could happen. As of April 17, 2025, the monetary policy interest rate was at 5.0%. Similarly, the average interest rate paid by Chilean financial institutions for 90 to 360 days Chilean peso denominated deposits was 4.98% in the three-month period ended on March 31, 2025. The average long-term nominal interest rate based on the interest rate of the ten-year bonds traded in the secondary market, issued by both the Central Bank and the Chilean Government, was 6.26% in 2022, 5.66% in 2023 and 5.79% in 2024. In 2024, long-term nominal interest rates showed mixed trends by increasing in the first half of the year, decreasing during the third quarter and going up again in the fourth quarter. The main factors driving the evolution of long-term interest rates in 2024, included: (i) market agents’ expectations on the convergence of medium-term inflation to the Central Bank’s target midpoint, (ii) the evolution of fiscal spending and diverse reforms that put pressure on the future fiscal balance, (iii) the external environment characterized by higher long-term interest rates than in the past, and (iv) the discussion of diverse reforms affecting crucial economic areas. Accordingly, the interest rate of ten-year Chilean peso denominated bonds, issued by both the Central Bank and the Chilean Government, increased from 5.48% in December 2023 to 5.76% in December 2024, reaching 5.79% in March 2025. In the three-month period ended on March 31, 2025, the interest rate for the same Central Bank and Chilean Government bonds averaged 5.93%.

Prior to 2021, inflation in Chile had been moderate, especially in comparison with periods of high inflation experienced in the 1980s and 1990s. High levels of inflation in Chile could adversely affect the Chilean economy, consumer purchasing power, household consumption and investment in machinery and equipment and, therefore, the demand for financing and our business. The annual inflation rate (as measured by annual changes in the CPI and as reported by the Chilean National Institute of Statistics) during the last five years and the first three months of 2025 was:

Year	Inflation (CPI Variation)
2020	3.0%
2021	7.2
2022	12.8
2023	3.9
2024	4.5
2025 (through March 31, 2025)	2.0%

Source: Chilean National Institute of Statistics

In 2024, the inflation rate, measured as CPI variation, was 4.5%. This CPI variation was above the medium-term inflation target range of 2.0% to 4.0% as set by the Chilean Central Bank and unfavorably compares to the level of 3.9% registered in 2023. The annual increase in the inflation rate was the consequence of non-recurrent factors affecting the level of internal prices in Chile, which were particularly focused on both the effect of revised electricity prices that became effective by mid-2024, after the postponement of pricing revision during the COVID-19 pandemic, and the impact of the 13.8% depreciation of the Chilean peso against the U.S. Dollar in 2024, which had a favorable pass-through effect to local prices and coupled with lower inflationary pressures from external prices associated with imported goods. These factors were to some degree contained by a less-aggressive-than-expected monetary easing by the Chilean Central Bank. In fact, after taking the reference rate from 11.25% in December 2022 to 8.25% in December 2023, the Central Bank took the overnight rate to 5.0% in December 2024, which was above market expectations given the information available at the beginning of 2024. This approach resulted in a flat CLP yield curve, particularly during the second half of 2024, while maintaining short-term interest rates above normal levels. The prevailing interest rate scenario continued to adversely affect the lending activity by keeping borrowing costs above expectations. Consequently, household consumption increased by only 1.0% while private investment decreased by 1.4% in 2024. On the other hand, fiscal spending maintained an upward trend by increasing 3.0% compared to 2023. These factors resulted in higher pressures on local prices. Although we benefit from a higher-than-expected inflation rate in Chile in the short term, due to the structure of our assets and liabilities (we have a net asset position indexed to the inflation, which is composed of both an economic hedge of our shareholder’s equity against the effect of inflation on the loss in purchasing power and directional positions taken by our treasury as part of our asset and liability management strategies and risk appetite), significant and persistent increases or decreases in inflation with respect to current levels or the target set by the Central Bank could adversely affect our net interest income, results of operations and, therefore, the value of our securities and profitability in the long term.

Additionally, measures being taken by the Central Bank to control inflation may adversely affect the Chilean economy, the banking business and our results of operations and financial condition. In this regard, the measures adopted by the Central Bank in the past to control inflation have included monetary policy interest rate hikes, which had restricted the demand for loans while negatively affecting economic growth through constrained household spending and capital expenditures. As mentioned earlier, in 2024, the Central Bank kept the monetary policy rate above neutral levels, which had a direct adverse effect on the household spending while leading to a slowdown of the lending activity during 2024 as reflected by a 0.4% real annual contraction in the loan portfolio managed by the local banking industry. Although during 2024 the Central Bank continued to deploy a monetary easing cycle, the monetary policy interest rate remained above expectations. Although a downward correction for the monetary policy in 2025 is expected towards neutral levels in the range of 4.0% to 4.5%, the magnitude and timing of coming interest rates cuts will depend on the evolution of macroeconomic factors and their impact on the trajectory followed by inflation, as stated by the Central Bank through the monetary policy report. As of the date of this annual report, the monetary policy interest rate was at 5.0%, as the Central Bank has not carried out any adjustment to the reference rate since December 2024.

For more information, see “Item 3. Key Information—Risk Factors—Risks Relating to our ADSs—Developments in international financial markets may adversely affect the market price of the ADSs and shares,” “Item 3. Key Information—Risk Factors—Risks Relating to Chile—Pandemics, epidemics and other health events will affect both the global and the Chilean economy, our business or results of operations and could affect our financial condition” “Item 5. Operating and Financial Review and Prospects—Operating Results—Overview—Inflation” and “Item 5. Operating and Financial Review and Prospects—Operating Results—Overview—Interest Rates.”

Our loan portfolio is subject to prepayment risk, which could have an adverse effect on our results of operations.

Most of our loan portfolio is subject to prepayment risk, which is associated with the borrowers’ or issuers’ ability to pay off an obligation prior to its maturity. Prepayment risk increases when interest rates decline, which could result in unexpected repricing of our assets that may have a material adverse effect on us if we are not able to reprice our liabilities. In the past, prepayment risk has had an adverse impact on credit card loans and residential mortgage loans by reducing the average repricing tenor of these assets, which may result in mismatches with liabilities used to finance them that could be just partly offset by investment choices at lower interest rates or prepayment fees charged to borrowers that only represent a portion of the incurred financial loss. Over the last five years, short- and long-term interest rates have increased significantly from the levels seen after the subprime crisis due to the attempts of central banks to control the inflationary wave observed after the COVID-19 pandemic by raising short-term reference rates, together with greater fiscal deficits in developed and developing economies and concerns on the convergence of inflation rates to target levels in the medium-term given economic growth expectations. Notwithstanding these trends, lower-than-forecasted economic dynamism or a decrease in inflationary pressures may result in lower interest rates in the future. Also, in the past, there have existed diverse initiatives sponsored by the Chilean government or members of the congress intended to limiting prepayment fees, which could have a negative effect on our results if implemented, in an amount that we are not able to estimate. Accordingly, we cannot assure you that any future changes related to prepayment fees or a decline in interest rates to the levels seen prior to 2019 will not have a material impact on our business.

Part of the information included in our financial statements considers assumptions, estimates and modeling which, if inaccurate, could have a material impact on our results of operations and financial position.

The preparation of our financial statements requires management to make judgments and estimates that affect the amounts of assets, liabilities, income and expenses reported in our financial statements. Estimates and assumptions are based on historical experience, expert judgment and other factors, including expectations of future developments under certain alternative scenarios. Although assumptions and estimates are assessed and revised on an ongoing basis, we cannot rule out that projected scenarios could dramatically change in the short term, causing a severe impact on fundamentals and estimates.

We are also subject to model risk since the valuation of financial instruments relies on models (such as cash flows valuation models for fixed-income securities, valuation models for derivatives including technical approximations, value adjustments models for derivatives, models for determining the impairment of financial assets and IFRS 9 forward-looking provisioning models, among others) and inputs, which, in some cases, are not observable. Accordingly, computed values for securities and financial instruments may be inaccurate or subject to change, since the inputs used for specific models may be unavailable, particularly for illiquid assets or under scenarios of financial turmoil. In these cases, we will make assumptions and judgments in order to establish the fair value of certain instruments, which involves uncertainty and may translate into inaccurate estimates of actual results. In this regard, the main accounting items subject to risk of incorrect valuation include impairment of loans to customers and advances to banks, valuation of fixed-income securities and financial derivatives held for trading and hedge accounting, valuation and impairment of financial assets measured at fair value through other comprehensive income, and deferred tax assets and provisions for liabilities, among others. If our judgment, assumptions or models used in valuing these items are inaccurate, there could be a material effect on our results, funding requirements and capital ratios.

Likewise, in the normal course of business, we develop and utilize diverse models for risk management purposes, which rely on assumptions, judgement and statistical simulations, which could lead us to inaccurate conclusions and inadequate decision making. For these purposes, we also rely on inputs and information provided by third parties. For example, we assess the credit quality of our borrowers based on the information that is available in Chile regarding their indebtedness with the financial system. This includes information provided by the CMF, the local credit bureaus, databases we have created through the years and other public sources. However, as mentioned in this annual report, a consolidated debtor registry that includes banking and non-banking loan providers in the form of credit card loans, leasing loans, factoring loans, and others is expected to be in place just in 2026, particularly for individuals. Therefore, information on the indebtedness of our customers and non-customers with these lenders is not publicly available or consolidated with borrowings from banks as of the date of this annual report. As such, our assessment of customers for the scoring and provisioning processes may be based on partial, inaccurate or unreliable information on the borrowers’ creditworthiness, which could lead us to increase our expected credit losses in the future once complete information is fully available through the consolidation of customers’ indebtedness with all banking and non-banking lenders. In addition, we retrieve financial information, such as interest rates, exchange rates, swap spreads, credit spreads and option volatilities from financial terminals and market data providers that could be inaccurate or could misrepresent actual market conditions that may result in inadequate conclusions about financial exposures.

Moreover, the cessation or replacement of certain rates, market indices or benchmarks extensively used by financial markets and practitioners for valuation purposes, such as interest rates or foreign exchange rates indices, could also impact on the accuracy of the estimates we include in our financial statements. An example of such changes is the replacement of the London Interbank Offer Rate or LIBOR, which officially ceased on July 3, 2023. Although the transition from LIBOR to SOFR did not have a material impact on us, it is important to note that we are not able to predict the future performance of SOFR and other alternative benchmarks that replaced LIBOR. Likewise, we cannot assure you that other similar reforms and changes or the establishment of alternative reference rates or any other reforms to these reference rates that may be enacted will not have a material impact on our results of operations in the future.

Market turmoil could result in negative adjustments to the fair value of our financial assets, which could translate into a material effect on our results or financial condition.

Over the last decade worldwide financial markets have been subject to stress coming from diverse fronts that has resulted in sharp temporary changes in interest rates and credit spreads, including those related to the effects of the COVID-19 pandemic, to the banking crisis in the United States and Europe during the spring of 2023, and more recently, to the impact of geopolitical issues arising in eastern Europe and the Middle East, all of which have also affected the Chilean financial market. We have material exposures to debt securities issued by the Chilean Government and the Chilean Central Bank and to other fixed-income securities issued by local and foreign banking and corporate issuers. Most of these securities are measured at fair value with direct impact either on our income statement (trading securities) or through other comprehensive income, while a remaining minor portion is measured at amortized cost. Therefore, these positions expose us to potential negative fair value adjustments in the short- or medium-term and to impairments in the long-term, if dramatic and unexpected changes in short- or long-term local and foreign interest rates and credit spreads take place. Any of these factors could have a material adverse effect on our results of operations and financial condition.

In 2024, the Chilean financial market continued to be characterized by an inverted yield curve during the first half of the year while converging to a flattened yield curve over the second half of the year to the extent the short-term interest rates began to follow the easing cycle carried out by the Chilean Central Bank as inflation continued to decline. In this regard, the monetary policy interest rate declined from 8.25% as of December 31, 2023 to 5.00% on December 31, 2024. Based on these drivers, the average interest rates paid by Chilean banks on 90 to 360-day deposits decreased from 7.90% in December 2023 to 5.0% in December 2024. It is important to note that the easing policy undertaken by the Central Bank was less aggressive than expected, since 12-month inflation remained above the Central Bank’s two-year target range of 2% to 4% set for inflation. On the other hand, interest rates of five-year and ten-year Central Bank bonds denominated in Chilean peso increased from around 5.5% in December 2023 to around 6.0% in December 2024, while five-year and ten-year Central Bank bonds denominated in UF declined from around 2.4% in December 2023 to approximately 2.0% in December 2024. However, the evolution of longer-term interest rates was mixed during 2024, demonstrating the volatility that has characterized the local market over the last five years. In fact, interest rates denominated in both Ch$ and UF for five-year and ten-year bonds peaked at around 6.0% and 2.8% by mid-2024, respectively and decreased sharply in the third quarter of the year to the levels of 5.5% and 2.0%, respectively. In the fourth quarter, instead, nominal interest rates returned to the 6.0% threshold while real interest rates remained at approximately 2.0%, given the expectations on mid-term inflation mentioned earlier. The overall upward trend in longer terms of the Ch$ yield curve denotes the more positive expectations on economic growth for the coming years while the decline in UF long-term interest rates indicates the doubts of market agents regarding the Central Bank’s ability to return inflation to the target range, given the evolution of 12-month CPI variation in 2024, together with internal and external inflationary pressures that remained present for the Chilean economy.

In the external front, after a period of tightening monetary policies deployed across the globe to control inflationary pressures in both developed and developing economies, central banks began to take easing measures in order to reactivate economic growth and avoid unemployment. As an example, the Federal Reserve of the United States decreased the reference interest rate from 5.5% in December 2023 to 4.5% in December 2024, while the European Central Bank took the monetary policy interest rate from 4.0% in December 2023 to 3.0% in December 2024. For longer terms, interest rates of U.S. ten-year bonds displayed an average upward trend in 2024 by increasing from 3.8% in December 2023 to approximately 4.5% in December 2024.

These factors had mixed impacts on the market value of financial assets for the entire industry and us, including financial instruments measured at fair value with direct impact on the income statement and those measured at fair value through other comprehensive income.

As of December 31, 2024, our fixed-income portfolio was composed of securities measured at fair value through profit or loss (including debt securities and other trading positions while excluding derivatives) amounting to Ch$2,126,070 million (approximately U.S.$2,137 million), financial instruments measured at fair value through other comprehensive income (including equity instruments held by our subsidiaries) amounting to Ch$2,097,837 million (approximately U.S.$2,109 million), and financial instruments measured at amortized cost (so not affected by changes in market factors in terms of fair value adjustments) for an amount of Ch$944,074 million (approximately U.S.$949 million), which are mostly concentrated in bonds and notes issued by the Central Bank and the Chilean Government. Likewise, as of the same date we maintained asset and liability balances in trading and hedge accounting derivatives measured at fair value of Ch$2,377,312 million (approximately U.S.$2,390 million) and Ch$2,585,761 million (approximately U.S.$2,599 million), respectively.

The approval of additional pension fund withdrawals by the Congress, the introduction of further changes to the pension fund system, increased uncertainty regarding economic and social reforms to be implemented by Chile’s current of future administrations, increased and persistent fiscal deficit in Chile, the escalation or the persistence of armed conflicts in eastern Europe and the Middle East including the involvement of additional countries leading to a global conflict, significant changes in global trade as a result of the new tariffs foreign policy adopted by the current U.S. administration and potential retaliation of other countries in response to revised tariffs, market turmoil associated with the financial distress of local or global banking players and internal or external forces sustaining persistent inflation, among other factors, could cause further increases in short- and long-term local interest rates, which could have additional impacts on the market value of our fixed-income portfolio measured at fair value.

See also “Item 3. Key Information—Risk Factors—Risks Relating to our ADSs—Developments in international financial markets may adversely affect the market price of the ADSs and shares” and “Item 3. Key Information—Risk Factors—Risks Relating to Chile—Pandemics, epidemics and other health events will affect both the global and the Chilean economy, our business or results of operations and could affect our financial condition.”

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

Chile is located in one of the most seismically active regions in the world– the Nazca tectonic plate. Our results of operations can be materially affected by natural disasters, particularly in locations where a significant portion of our loan portfolio is composed of real estate loans. These force majeure events related to nature include, but are not limited to, earthquakes, tsunamis, floods, extreme heat, droughts, increase in the sea level and storms may cause thorough damage which could impair the asset quality of our loan portfolio and our collateral as well as a material adverse impact on the economy of the affected region and therefore on our bank.

We could also be affected by operational disruptions associated with intentional or unintentional mass employee absence due to social unrest, demonstrations, street riots (such as the ones witnessed in October and November 2019), transportation or energy services interruptions, massive strikes or strikes at an industry level, massive epidemic or pandemic outbreaks, among others.

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

Furthermore, we may be exposed to criminal events, terrorist attacks or rioting that could result in physical damage to our buildings (including our headquarters, offices and automatic teller machines (“ATMs”)) and/or injury to customers, employees, providers and others. Likewise, we are exposed to internal and external fraud actions that may produce an increase in operational losses. Although we maintain an operational control model that relies on a comprehensive operational risk policy, trained staff and world-class technological resources that have been enhanced over the last years, as well as comprehensive contingency plans and security procedures, there can be no assurances that operational problems, errors, criminal events or terrorist attacks will not occur and that their occurrence will not have a material adverse impact on our results of operations, financial condition and the value of our shares and ADSs.

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

There are laws, regulations and policies that require us to, among other things, conduct full customer due diligence (including, but not limited to, sanctions and politically-exposed person screening), keep our customer, account and transaction information updated and, at the same time, implement and develop an array of policies and procedures to prevent the facilitation of financial crime. In addition, we have policies and procedures to reasonably assure compliance with legal requirements and policies; however, our ability to comply thereto depends on improving detection and reporting capabilities and reducing variation in control processes and oversight accountability. The latter requires us to implement and enhance our business with effective controls and monitoring. We are also aware that financial crime is permanently evolving and is subject to increasingly stringent regulatory oversight and focus. This requires proactive and adaptable responses from us to deter threats and criminality effectively and in a timely fashion. On September 1, 2024, certain provisions of Law No. 21,595 regarding criminal liability for legal entities became effective, which widened the list of potential crimes that may subject companies to liability. For more information on this matter see “Item 4. Information on the Company—Regulation and Supervision—Economic Crimes Law.” In 2024, to address the challenges associated with Law No. 21,595, we added the wide arrays of new crimes we could be subject to pursuant to such law into our crime prevention model, taking into consideration our business activities, risk assessment, and dedicated control procedures.

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

We have access to large amounts of confidential financial information and hold substantial financial assets belonging to our customers as well as to us. In addition, we provide our customers with online access to their accounts. Customers can transfer substantial financial assets in Chile and abroad through electronic channels, while purchasing goods or withdrawing funds with credit and debit cards issued by us in Chile and abroad. Among the most significant cyber-attack risks that we are constantly facing are internet fraud and loss of sensitive information, both from our customers and ourselves. Loss from internet fraud occurs when cyber criminals extract funds directly from customers’ or our accounts using fraudulent schemes that may include internet-based fund transfers or fraudulent charges in credit and debit cards. We are also exposed to cyber-attacks, hacking and other cybersecurity incidents in the normal course of business. More recently, given the fast development and spreading of artificial intelligence tools, new and increasingly sophisticated and effective cybersecurity threats are constantly arising, which poses a challenging environment for the development of new digital-based solutions for customers and the introduction of new technologies for middle- and back-office tasks. Thus, as a financial institution, we are under a constant threat of suffering losses due to these reasons. In addition, our risk and exposure to these matters remains heightened because of the evolving nature and complexity of these threats from cybercriminals and hackers, the increased reliance on new technologies (including generative artificial intelligence), our plans to continue to provide and enhance our internet banking and mobile banking channels, and our plans to develop additional remote connectivity solutions to serve our customers. Accordingly, cybersecurity is a material risk for us.

There has been an increased level of attention focused on cyber-attacks against large corporations and financial services providers like us, that include, but are not limited to, obtaining unauthorized access to digital systems for purposes of misappropriating cash, other assets or sensitive information, corrupting data or causing operational disruptions. Cybersecurity incidents, such as computer break-ins, phishing, identity theft and other disruptions, could negatively affect the security of information stored in and transmitted through our computer systems and network infrastructure. Subsequently, this may result in significant liability to us in excess of insurance coverage, which may carry low coverage limits, and may cause existing and potential customers to refrain from doing business with us. Additionally, cyber-attacks on our network or other systems could have a material adverse effect on our business and results of operations due to financial losses, losses of sensitive information, interruption or delays in our business and operations, regulatory fines, reimbursement or other compensation costs, compliance costs and reputational damage, among other things.

Since we suffered a cyber-attack in 2018, we have continued to enhance our data security and IT infrastructure and have consistently enhanced our cybersecurity protocols, infrastructure, and access-control to our networks, while simultaneously improving our technological capabilities and human resources on the detection and management of high-risk threats. As a result, we have been able to timely detect and block phishing attempts targeting customers and non-customers and have focused on three main initiatives: (i) a corporate program to share the best practices to face cybersecurity threats, (ii) improved cybersecurity guidelines for selection of providers, and (iii) the enhancement of information channels by which cybersecurity threats are reported internally. In 2022, we made advances in cybersecurity standards for both our datacenters and the clouds used by the bank to secure the migration process of data to the cloud. Likewise, we implemented Advanced Analytics & Data Science Unit, which is responsible for keeping the bank updated with the latest information regarding the cybersecurity intelligence threat landscape. In addition, during 2022 we did not receive or identified any complaints in relation to customers’ data leaks associated with cybersecurity events. During 2023, we continued to reinforce the corporate culture on cybersecurity while enhancing human and technological capabilities to detect and prevent cybersecurity issues, including the cybersecurity framework for suppliers. In addition, we continued to deploy and enhance measures and means to enhance confidentiality of our customers’ private information, such as communications encryption, user access control, permission profiling, and data leak prevention tools, among others. Furthermore, in 2023, we deployed the “Awareness Program” for employees, customers, suppliers and the overall community. In 2024, we continued to deploy the main pillars of our cybersecurity strategy, which become increasingly important in the context of our digital strategy and the raising of artificial intelligence. From the cybersecurity culture perspective, in 2024, we enhanced staff participation across our organization by promoting channels available to report any suspicious cybersecurity threats through our corporate Awareness Program, which resulted in a 42% increase in the number of threats reported in 2024 compared to 2023. Even though we have not experienced any material losses in this matter and we have been working to prevent them, we cannot assure you that we will not suffer additional losses in the future related to these kinds of events.

The occurrence of any cyber-attack or information security breach could result in material adverse consequences to us, including damage to our reputation and the loss of confidence from customers. We could also face litigation or additional regulatory and public scrutiny. Litigation or regulatory actions in turn could lead to significant liability or other sanctions, including fines and penalties or fund reimbursements to customers adversely affected by any security breach. As mentioned above, successful attacks or systems failures at our bank or at other financial institutions could lead to a general loss of customer confidence in financial institutions, including us. In addition, we depend on a variety of internet-based data processing, communication, and information exchange platforms and networks, including the use of both on-premises and cloud servers. We cannot assure you that all of our systems are entirely free from vulnerability. Additionally, we enter into contracts with several third parties to provide our customers with data processing and communication services. Therefore, if information security is breached, or if one of our employees or external service providers’ breaches compliance procedures, information could be lost or misappropriated, which may affect our results of operations, damage others or result in potential litigation. Further, in light of the high volume of transactions we process, the large number of customers, partners and counterparties, and the increasing sophistication of malicious actors, a cyber-attack could occur and persist for an extended period of time without detection. We expect that any investigation of a cyber-attack would take substantial amounts of time, and that there may be extensive delays before we obtain full and reliable information. Although we have substantially increased measures to address cybersecurity during the last years and, with the help of service providers, intend to implement security technology devices and establish operational procedures to prevent such damage from time to time, we cannot assure you that these security measures will be successful.

On April 8, 2024, Law No. 21,663 (Cybersecurity Framework Law), which establishes the general regulatory environment and guidelines for private and public entities, was published in the Chilean Official Gazette. For further information, see “Item 4. Information on the Company—Regulation and Supervision—Reporting of Operational and Cybersecurity Incidents and Cybersecurity Framework Law.”

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

Similarly, the ability to manage potential conflicts of interest has become an increasingly important factor for our business given our widespread operations in many economic sectors with diverse third parties. Accordingly, the failure to address –or even the perceived failure to address– conflicts of interest could affect the willingness of customers and investors to work with us or could lead to legal actions against us. To address and avoid these potential events, we strive to improve our corporate governance standards by detecting potential failures and adopting world-class principles and procedures. Nevertheless, we cannot assure you that we will not face reputational events in the future that could harm our prospects or the value of our franchise. For more information on corporate governance, see “Item 6. Directors, Senior Management and Employees—Board Practices.”

Risks Relating to Chile

Our growth and profitability depend on the level of economic activity in Chile.

Our core business and transactions are with customers doing business in Chile. Accordingly, our ability to grow our business volumes and results of operations, as well as enhance our financial condition, in general, depends on the dynamics of the Chilean economy or the effects of economic developments in other countries affecting Chile, and specific macroeconomic variables such as inflation, unemployment, interest rates, consumption and private investment. In the past, global events, such as the 2008 subprime crisis and the COVID-19 pandemic, have dramatically affected economic growth in developed countries, as well as in Chile where a subsequent slowdown in the local banking industry was observed due to lower levels of consumption and deteriorated asset quality prompted by unemployment and financial stress experienced by certain industries. After experiencing the shaking effects of the COVID-19 pandemic, the Chilean economy showed a strong recovery in 2021. In 2022, the Chilean economy followed similar trends when compared to the global economy, characterized by a moderation in GDP growth, higher inflation, and fiscal and monetary policy adjustments. According to statistics published by the Central Bank, the Chilean economy grew 2.2% in 2022, as a result of a slowdown in all GDP items as reflected by an annual growth of 1.6% in household consumption due to a sharp decline in the liquidity surplus held by individuals, an annual expansion of 4.6% in private investment fostered by the uncertainty surrounding the economic and political outlook and an increase of 6.3% in fiscal spending due to lagged expenses related to COVID-19 and social support. Despite lower GDP growth, inflation rose significantly during 2022, as depicted by an annual increase of 12.8% in the CPI, which is the highest level in three decades while being significantly above the monetary policy target of 3.0% defined by the Central Bank. Soaring inflation was the consequence of many factors including increased prices of volatile components of the CPI basket, as well as the depreciation of the exchange rate during most of the year. The inflation increase was crucial for the Central Bank to deploy an aggressive monetary policy adjustment by raising the reference interest rate from 4.00% in December 2021 to 11.25% in December 2022.

In 2023, the Chilean economy continued to slow down steadily and experienced a 0.5% GDP growth as compared to 2022. This performance was primarily driven by annual contractions of 4.9% and 0.1% in household consumption and private investment expenditures, respectively, following the adjustment process of the economy after a period of significant growth in 2021. The decrease in household spending was primarily produced by: (i) tightening monetary policy deployed by the Central Bank to control inflation that resulted in higher-than-normal interest rates throughout the year, as evidenced by a monetary policy interest rate that evolved from 11.25% in December 2022 to 8.25% in December 2023, and (ii) the extinction of the liquidity excess seen in the economy in previous years, as a result of pension fund withdrawals during the COVID-19 crisis, which mostly affected individuals. In a similar fashion, the contraction in private investment was primarily prompted by a business sentiment that remained in negative territory all through 2023, as a result of uncertainties generated by: (i) the second constitutional process that concluded with a national referendum held on December 17, 2023 by which the Chilean population rejected the new constitution draft, (ii) diverse reforms sponsored by the current administration that pursue to introduce material changes in key economic fields, such as the pension system, the healthcare system and the tax system, (iii) lengthy approval processes for large-scale investment projects, and (iv) interest rates that remained high, which increased financing costs for projects and capital expenditures. On the other hand, fiscal spending recorded a moderate annual increase of 2.2% in 2023, as a result of the government attempts to improve the fiscal balance after periods of higher-than-expected spending intended to cover social needs. All of these factors were coupled with an improved balance of trade (exports minus imports).

In 2024, the Chilean economy performed in line with its growth potential (as measured by the Finance Ministry) by recording a 2.6% GDP expansion, driven by a recovery in household consumption that increased by 1.0% on an annual basis, an annual expansion of 3.0% in fiscal spending, and an improved trade balance due to a 6.6% increase in exports in 2024 compared to a 5.3% increase in imports. Annual consumption improvement is consistent with: (i) an inflation rate that is gradually returning to the Central Bank’s two-year target range, though staying slightly above the upper limit, as reflected by a 12-month CPI variation of 4.5% in 2024, (ii) lower short-term borrowing costs associated with the easing cycle the Central Bank continued to deploy during the year by lowering the reference interest rate from 8.25% in December 2023 to 5.0% in December 2024, and (iii) an improved labor market as evidenced by an unemployment rate that averaged 8.5% in 2024 compared to 8.7% in 2023. These positive figures were to some degree offset by an annual contraction of 1.4% in private investment, which was particularly caused by a marked decline in capital expenditures in machinery and equipment, due to: (i) a business sentiment that remained pessimistic in relation to the local economic outlook, as a result of the uncertain outcome of pending reforms, such as in the pension fund system and the tax system, (ii) the deteriorating financial condition of some companies in the real estate and construction sectors, given particular dynamics affecting these industries, such as long-term interest rates that remained above the levels seen in the 2010 decade and restricted credit access for individuals, the end of certain tax benefits for residential construction and soaring costs due to impact of cumulative inflation.

Additionally, social and political developments occurring in Chile could affect both consumer confidence and business sentiment, which may in turn result in lower economic growth potential in the long-term, as well as subdued economic activity in medium-term and lowered demand for loans and banking services. For example, the inability to reach political consensus on addressing diverse issues, including: (i) key reforms affecting crucial economic and social fields, (ii) an effective control on immigration and criminality, and (iii) an adequate balance between environmental care and economic growth that permits clearer and swifter approval processes for high-impact investment projects, among others, may result in increased uncertainty that could translate into higher long-term interest rates, higher inflation, economic slowdown and increased unemployment, which could affect our cost of funds, labor costs, net interest margins, results of operations, business volumes and financial condition. Likewise, as the Chilean economy is one of the most open economies in the world, potential disruptions in global trade as a result of the current foreign policy adopted by the recently appointed administration in the United States that has increased tariffs on imported goods and expected wave retaliation by affected countries may result in lower economic growth in Chile that may adversely impact the dynamism of the banking industry, our business growth and results of operations.

Therefore, we cannot assure you that the local economy will grow in the coming years, as it has in the past, or that developments affecting the Chilean economy and the local banking industry will not materially affect our business, financial condition or results of operations. For more information, see “Item 5. Operating and Financial Review and Prospects—Trend Information,” “Item 3. Key Information—Risk Factors—Pandemics, epidemics and other health events will affect both the global and the Chilean economy, our business or results of operations and could affect our financial condition” and “Item 3. Key Information—Risk Factors— Developments in international financial markets may adversely affect the market price of the ADSs and shares.”

Any downgrade in Chile’s or our credit rating could increase our cost of funding, affecting our interest margins, results of operations and profitability.

Our current credit ratings determine the cost and the terms upon which we are able to obtain funding in the ordinary course of business. Rating agencies regularly evaluate us by considering diverse factors, including our financial strength, the business environment and the economic backdrop in which we operate. Thus, methodologies used by rating agencies evaluate Chile’s sovereign debt ratings when determining our ratings. In addition, from time to time, rating agencies review their methodologies, which in some cases could result in adjustments to Chile’s sovereign debt prevailing credit ratings or those of our debt. On March 24, 2021, Standard & Poor’s Ratings Service (“S&P”) downgraded Chile’s sovereign credit rating from “A+” to “A” while modifying the credit outlook from negative to stable. The credit action taken by S&P was founded in the expected negative effects due to the COVID-19 pandemic and the effects of increasing social pressures that may lead the prevailing government to incur further social spending and increase in Chile’s fiscal deficit in the long-run. Given the credit action taken by S&P on Chile’s sovereign credit rating, this agency also downgraded four local banks (excluding us) by one notch, while maintaining the negative outlook for the whole banking industry (including us), except for Banco Estado (a state-owned bank) that received a stable outlook. In June 2021, S&P improved the outlook for two banks from negative to stable, excluding us. Moreover, on September 15, 2022, Moody’s downgraded Chile’s sovereign credit rating from “A1” to “A2.” Consequently, on September 20, 2022, Moody’s downgraded the credit rating of three local banks (including us) by one notch from “A1” to “A2”, though improving our intrinsic (BCA) rating from “Baa1” to “a3.” On October 19, 2023, S&P kept the Chile’s sovereign credit rating at “A”, but revised the outlook from stable to negative, on the grounds of weaker political consensus on the country’s political and economic agenda, which may result in subdued economic activity and slower improvement in social condition, all of which could damage growth potential while pressuring fiscal and external balances. Following this rating action, on October 20, 2023, S&P revised the outlooks for us and another Chilean banks from stable to negative while maintaining credit ratings. On the other hand, during 2023 and 2024, Moody’s maintained credit ratings and outlooks unchanged for both the Chile’s sovereign debt and local banks. On October 15, 2024, S&P maintained the credit rating for Chile’s sovereign debt while improving the outlook from negative to stable, which consequently resulted in an improved outlook to us and another local bank. Subsequently, on October 28, 2024, S&P revised the outlook on us and four other local banks from negative to stable while reaffirming ratings. While Chile’s current long-term debt credit ratings remain investment grade, these credit ratings may deteriorate further and adversely affect our credit rating.

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

Due to: (i) the volatility in the financial markets and concerns about the soundness of developed and emerging economies, (ii) potential changes to be introduced in the fiscal policy or long-term government spending by the current or future government administrations in Chile, (iii) further social demands leading to increasing fiscal spending, (iv) unwillingness or inability to reach political consensus on economic and social reforms in a timely and effective manner, (v) deterioration in Chile’s terms of trade following the evolution of energy and commodity prices, (vi) reforms to be proposed or introduced by the current or future administrations to modify the characteristics of the current economic and financial system, and (vii) the effects that current or potential geopolitical worldwide conflicts may have on the local economy, we cannot assure you that rating agencies will maintain our and Chile’s sovereign debt current ratings and outlooks.

Changes in tax law could adversely affect our net income and could also result in higher taxes on distributions to our foreign shareholders.

Over the last decade, there have been various changes in, and attempts to modify, the Chilean tax regime, which resulted in reforms enacted in 2014, 2016, 2020, and 2022 which were aimed at increasing tax collection to address social demands. Among other things, these reforms have: (i) changed the local tax system from an integrated to semi-integrated one, (ii) increased the statutory corporate tax rate for companies to 27%, (iii) risen taxes for higher income individuals through new tax brackets and additional property taxes, (iv) reduced taxes for SMEs, (v) levied VAT on services that were not formerly taxed, such as those provided online, and (vi) removed or limited tax exemptions. Some of these elements also affected the taxes paid on dividend distributions by local and foreign investors. For more information on the main topics addressed by these reforms see “Item 4. Information on the Company—Regulation and Supervision— Modifications to Tax Legislation” and “Item 10—Additional Information—Taxation—Chilean Tax Considerations.”

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

Law No. 21,713, which is primarily focused on compliance and improving tax enforcement under the prevailing tax system, was enacted and published on October 24, 2024. The Finance Ministry, after the approval of Law No. 21,713, held meetings with political parties, announcing the government’s intention to introduce changes to income tax, tax exemptions, and credits while increasing taxes for higher-income individuals, and to reduce the statutory corporate tax rate for companies from 27% to 25%. However, no bill has been submitted on this matter as of the date of this annual report. According to press reports, the new proposal would consider: (i) amendments to the General Corporate Income Tax Regime including tax disintegration, a decrease in the statutory corporate tax rate from the current 27% to 25%, a fixed tax rate of 16% levied on capital gains and dividends, and the introduction of a “first distribution tax” of 4%; (ii) a reform to tax regime for small and medium-sized companies by means of establishing a transitory “single-tax” system, which would replace both income and sales tax with a monthly fixed tax amounting to UTM 1 (Unidades Tributarias Mensuales, approximately Ch$67,294 or U.S.$68 as of December 31, 2024), while also establishing a transparency tax regime by default and maintaining an alternate regime similar to the current one; (iii) increased tax rates for the top three income tax brackets of personal income tax regime. As of the date of this annual report, the Chilean Finance Ministry has informed that the current administration will postpone the submission of this bill to Congress due to the uncertain effects of the U.S. foreign trade policy on both the global and local economies. Should the Chilean government decide to submit the bill to Congress in the future, we cannot predict yet whether its enactment would adversely affect our results.

Lastly, on January 6, 2025, the Finance Ministry presented a “Miscellaneous Bill for simplifying and promoting economic activity”, which includes a transitory Corporate Income Tax decrease to 12.5% for small and medium-sized companies. As of the date of this annual report, this bill is in the first legislative stage and, as such, we cannot determine yet whether this bill, if enacted, would have an adverse effect on our results.

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

Physical risks from climate change include acute risks, such as more intense storms and floods, as well as consequences of chronic changes in climate, like rising sea levels, prolonged droughts, unexpected floods, wildfires, systemic changes to geographies and any other resulting in population migration. Such physical risks could have adverse financial, operational, and other impacts on us, both directly on our infrastructure, business activity and operations, and indirectly as a result of impacts to our customers, suppliers and other counterparties. These impacts may include destruction, damage or impairment of properties, infrastructure and other fixed-assets, business continuity breaches, massive staff absence due to inability to reach their workplace, disruptions to supply chains, reduced availability of goods or increased cost of insurance policies. Physical risks can also impact the credit risk of our loan portfolio due to damage to customers’ assets pledged as collateral to us, adverse effects on the credit condition of our investment portfolio’s counterparties or increased liquidity risk if physical destruction produces liquidity shortage in capital markets due to disruptions in communication networks, among other sources of financial risks.

Transition risks may arise from changes in regulations or market preferences toward low-carbon industries or sectors, which in turn could have negative impacts on asset valuation, results of operations or our customers’ reputation that may negatively affect their financial condition and payment capacity while affecting our own reputation for doing business with them. Failure to adequately recognize transition risks in developing and executing our business strategy could lead to market share loss, decreased revenues and higher expected credit losses and increased cost of funds. Moreover, banking regulators and others are increasingly focusing on the issue of climate risk at financial institutions, both directly and in relation to their customers, which could translate in increased regulatory requirements on diverse matters. Legislative and regulatory changes and uncertainties regarding climate-related risk management and disclosures are likely to result in higher risks and costs for us from the regulatory, compliance, reputational and other perspectives.

As an example, in March 2024, the SEC adopted rules aimed at enhancing and standardizing climate-related disclosures. The rules require registrants to include certain climate-related information in their registration statements and annual reports, including data regarding greenhouse gas emissions and information regarding climate-related risks and opportunities and related financial impacts, governance, and strategy. However, in April 2024, the SEC issued an order staying implementation of these rules pending the resolution of certain legal challenges. The final rules, to the extent they survive any ongoing or forthcoming legal challenges, may require us to provide certain climate-related information in the future. Thus, as of the date of this annual report, the final disclosure requirements and reporting timeline and compliance costs are unknown.

Even as some regulators seek to require disclosure of climate-related information, our ability to comply with such requirements and conduct more robust climate-related risk analyses may be hampered by lack of information and reliable data. Data on climate-related risks is still limited in availability, often based on unverified figures or sources, collected and reported on a lag, and variable in quality. Likewise, since modeling capabilities to analyze climate-related risks and their impacts to financial institutions are in first stages of development, and to date those tools are still under continuing improvement and revision, the severity of the impacts of climate change on banking business may not be predictable and, therefore, may challenge the effectiveness of our risk management strategies to mitigate our climate risk exposure. Thus, our failure to detect the aforementioned conditions or to identify other risks related to climate change could materially affect our financial condition, business and results of operations.

Currency fluctuations could adversely affect our results of operations, the value of our ADSs and any distributions on the ADSs.

The Chilean Government’s economic policies and any future changes in the value of the Chilean peso with respect to the U.S. dollar could affect the dollar value of our common stock and our ADSs. Given the floating exchange rate regime that exists in Chile, the Chilean peso has been subject to large fluctuations in the past and this trend could occur again in the future. According to information published by the Central Bank (“Dólar Observado”, which differs from exchange rate of accounting representation or market exchange rate), between December 31, 2023, and December 31, 2024, the value of the U.S. dollar relative to the Chilean peso increased by approximately 12.2%, as compared to the increase of 2.9% recorded in the period from December 31, 2022 to December 31, 2023. Chilean trading in the shares underlying our ADSs is conducted in Chilean pesos. Cash dividends associated with our shares of common stock are received in Chilean pesos by the depositary, which then converts such amounts to U.S. dollars at the then-prevailing exchange rate for making payments in respect of our ADSs. If the value of the U.S. dollar increases relative to the Chilean peso, the dollar value of our ADSs, and any distributions to be received from the depositary, will decrease. In addition, the depositary will incur customary currency conversion costs (to be borne by the holders of our ADSs) in connection with the conversion and subsequent distribution of dividends or other payments. For more information, see “Item 10. Additional Information—Exchange Controls.”

Since we manage assets and liabilities denominated in foreign currency, our results of operations may be affected by fluctuations in the exchange rates between the Chilean peso and the U.S. dollar, or the Chilean peso in relation to other currencies, despite our policy and Chilean regulations related to the general avoidance of material exchange rate mismatches. In order to reduce the effect of exchange rate mismatches, we enter into foreign exchange derivative transactions, including both hedge accounting derivatives and trading derivatives not classified as hedge accounting, that hedge most of our exposure to foreign currency. As of December 31, 2024, our foreign currency-denominated liabilities and Chilean peso-denominated liabilities, which contain repayment terms linked to changes in foreign currency exchange rates, exceeded our foreign currency-denominated assets and Chilean peso denominated assets, which contain repayment terms linked to changes in foreign currency exchange rates, by an amount of Ch$1,677 million (amounting to approximately U.S.$1.7 million as of December 31, 2024), or 0.04% of our paid-in capital and reserves.

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

The social unrest occurred at the end of 2019 led to increased volatility in the Chilean stock market, with a significant correction of stock prices and a sharp depreciation of the Chilean peso against the U.S. dollar, both of which were further affected by the COVID-19 outbreak in March 2020. Furthermore, share prices of local banks, including ours, suffered significant declines in the market due to both events, while bond spreads of local banks increased.

In response to the social unrest, the Chilean Government announced a social agenda intended to increase basic pensions, expand social health coverage, and reduce and stabilize the price of some public services. To fund these initiatives, the Chilean Government and the opposition at that time agreed on amendments to certain tax legislation that was passed by the Chilean Congress and enacted on January 29, 2020. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Income Tax and Item 10. Additional Information—Taxation—Chilean Tax Considerations.”

Another measure agreed by the government and the Congress to tackle the political crisis of October 2019 was a process to draft a new constitution to replace the one dating from 1980. This process lasted approximately two years and the first project of new constitution was rejected by a relevant majority of 61.86% of the Chilean voters in a national referendum held on September 4, 2022. Following this outcome, the Chilean congress agreed to start over a second constitutional process by setting certain basic principles and standards that the new constitution must incorporate. The new draft was voted and once again rejected by a majority of 55.79% in a national referendum held on December 17, 2023. Notwithstanding this evidence, we cannot rule out that new attempts to change the prevailing constitution will not take place in the future. Accordingly, we cannot assure you that economic growth, asset quality, profitability and investment in Chile, and consequently our results of operations or financial condition, may not be adversely affected by political, legal and economic uncertainty.

Furthermore, we cannot assure you that the social unrest will not reappear in Chile and that violent crimes and insecurity will not further increase in the future and, therefore, we can offer no assurance that it will not have a negative impact on economic growth, the overall Chilean business environment and our results of operations and financial condition. In this regard, in recent years we have seen a surge in certain violent crimes and insecurity in Chile, some of them related to drug trafficking and organized crime, which have raised concerns among the population and the Chilean Government. Accordingly, the Congress has approved new legal bodies and the current administration is implementing focused plans to reinforce public security both at Chilean borders and in specific cities with high criminality indices.

Further, there can be no assurance as to the policies and reforms that the current and future governments and the Congress may propose or take in order to address both social demands or criminality, while their impact on Chile’s economic and fiscal situation, growth, stability, outlook are still uncertain. Likewise, we cannot assure you that the coming presidential primary elections scheduled for June 2025 and the presidential elections to be held in November 2025 will result in reasonable economic and social policies. In this regard, given the emergence of more radical political stances in Chile and abroad over the last decade, we cannot rule out that potential candidates representing such ideas will be elected in Chile and, if that happens, we cannot assure that there will be consistent and adequate political counterweights in Congress. Therefore, we are not able to currently predict the effects that any future policies or reforms in other economic and social fields may have on the Chilean economy, the banking activity and our business, financial condition and results of operations.

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

Over the last years, diverse laws related to the labor market have been enacted. In 2023, for instance, a new framework for the treatment of working hours reduced the workweek from 45 to 40 hours over a three-year period starting in 2024. During 2023, based on the experience of diverse pilot projects, we adopted the new framework, with no material effects on our labor costs or the quality of services delivered to our customers. Another law enacted in 2023 increased the monthly statutory gross minimum wage (before social security contributions and taxes), under which the minimum wage was set to Ch$500,000 starting on July 1, 2024 (approximately U.S.$503 per month as of December 31, 2024). Also, in January 2024, a new law went into effect setting forth certain teleworking rights for workers who care for children and disabled or dependent people regardless of their age, among other matters. From the perspective of workplace harassment, in August 2024, a new legal framework went into effect, which aims to prevent workplace harassment, sexual harassment and violence at the workplace. Given the wide array of changes introduced in labor matters, we cannot assure you that they will not have an adverse impact on us by translating into increased labor costs, lowered service quality or productivity in case of disruption of internet connection for the staff allowed to work remotely, increased expenses to address non-monetary requirements set by the laws or changes in the organizational climate, all of which could negatively impact our results of operations and profitability. For more information, see Item 4. Information on the Company—Regulation and Supervision—Labor-related Laws.”

Likewise, another bill seeks to modify Chilean labor laws by increasing the participation of employees in companies’ profits and the way in which this participation is calculated. These laws could translate into higher ongoing labor costs, which could have an adverse effect on our results of operations and future financial condition. As of December 31, 2024 and as of the date of this annual report, this bill has had no significant progress.

In recent years, the Chilean Government has presented several bills with the purpose of improving the Chilean pension system. The government presented a bill in November 2022, which was modified in December 2023, in order to reach an agreement with the opposition. After several negotiations, the Government and the center right coalition reached an agreement to reform the current pension system. On March 26, 2025, Law No. 21,735 was enacted, which considers, among other changes: (i) an increase of 4.5 percentage points in the contribution to individual pension fund accounts to be financed by employers, from the current 10% contributed by each worker, to be managed by the current pension fund administrators (“AFP”) with the establishment of the generational funds, (ii) a further 1.5 percentage points of contribution charged to the monthly salary to be financed by the employer, which will contribute to a new fund managed by a special purpose vehicle that will reimburse funds to the contributor after 20 years and is intended to increase pensions for current pensioners, (iii) one percentage point to be financed by the employer, which is intended to improve current and future pensions for women by addressing gender disparities in the contribution to the pension fund system, and (iv) the possibility of carrying out public bidding processes from time to time for part of the pension funds (about 10% each time) in order reduce fees and commissions charged to contributors and pensioners by pension fund managers. Although the reform was enacted, the implementation of the diverse provisions contained therein is still in progress. Based on this reform, labor costs are expected to increase for companies in the medium term, though we do not expect a direct material impact on our results of operations or financial condition due to this change. From the funding perspective, the funds available in the pension fund system should increase due to this reform in the long-term. However, the new framework for the pension fund industry could result in our inability to raise funds from pension fund managers as we have in the past if profitability for pension fund managers declines significantly due to the introduction of the bidding process. As a result, there could be further restrictions to our access to long-term financing, compelling us to seek alternative funding sources in Chile and abroad, which may bear higher interest rates and include higher transactional costs, and, therefore, may have an adverse effect on our net interest margin, results of operations and financial condition in the long-term.

In addition, in 2024 the Chilean executive power and Congress agreed on certain changes to the Chilean healthcare system in order to address the deteriorated financial condition of private health institutions (instituciones de salud previsional, “ISAPRES”) with the aim of preventing an overall collapse of the Chilean private health system. Therefore, in 2024, the new pricing scheme was set for ISAPRES in order to deal with the decision of the Supreme Court that resolved ISAPRES should reimburse users for unilateral price increases in the past. Although the application of these changes to the private health system resulted in a more alleviated financial condition for ISAPRES, it is not currently clear whether it is a final solution. Although we do not have material exposure to the Chilean private health system, we cannot rule out that the credit quality of some of our debtors belonging to the health sector, or debtors participating in other sectors, whose activity depends on business with the latter, could deteriorate in the future.

Pandemics, epidemics and other health events will affect both the global and the Chilean economy, our business or results of operations and could affect our financial condition.

The spread of illnesses, epidemics, or pandemics such as the COVID-19 has caused, and could in the future cause, quarantines, shutdowns, reduction in business activity and financial transactions, labor shortages, supply chain interruptions and overall economic and financial market instability in many countries, including Chile, with subsequent adverse effects on our business growth, results of operations or financial condition. If new variants of viruses appear to be resistant to the currently existing vaccines or other kind of viruses with similar adverse effects spread, the health authority could impose restrictions, such as country-wide lockdowns, which could result in a shutdown involving the Bank, our subsidiaries and some or all of our customers operations or the services provided by our suppliers, such that we would be unable to meet the needs of our customers for an unknown period of time, which could adversely affect our results of operations by reducing revenues, decreasing our collection capabilities and increasing operating expenses.

The spread of new variants of viruses or the appearance of other kinds of diseases or viruses that threaten to become a pandemic continues to result, from time to time, in increased volatility in both the local and the international financial markets and economic indicators, such as exchange rates, interest rates, credit spreads and commodity prices. Any shocks or unexpected movements in these market factors could result in financial losses associated with our fixed-income trading portfolio, trading derivatives or financial assets measured at fair value through other comprehensive income, which could then cause deterioration of our financial condition or limitations to meet our liabilities. Furthermore, market fears could translate into liquidity constraints and reduced access to funding in both the local and the international markets, negatively affecting our net interest margin and net income. Adverse changes in the economy may also have a negative effect on the ability of our borrowers to make timely repayments of their loans, which could have an adverse impact on our earnings. Even though the Chilean financial authorities made various decisions in order to ensure liquidity within the Chilean financial system to overcome the impact of the COVID-19 pandemic on the local economy, we cannot assure you that these measures will be replicated if a new pandemic or the spread of other illnesses occur in the future, which could translate into liquidity constraints for the whole banking system, including us. Lastly, contingency plans in order to address health emergency, including remote working arrangements, implementation of alternative offsite locations and so on, could have a negative impact on us in terms of operating expenses, service quality delivered to our customers and lowered net income.

Risks Relating to our American Depositary Shares (“ADSs”)

Our principal shareholders may have interests that differ from those of our other shareholders and their significant share ownership may have an adverse effect on the future market price of our ADSs and shares.

As of April 17, 2025, LQ Inversiones Financieras S.A. (“LQIF”), a holding company beneficially owned by Quiñenco S.A. and Citigroup Chile S.A., holds directly and indirectly approximately 51.15% of the voting rights of our shares. Subject to our bylaws and applicable law, such principal shareholders are in a position to elect a majority of the members of our board of directors and control all matters decided by a shareholder vote, including the approval of fundamental corporate transactions.

Actions taken by our principal shareholders regarding the disposition of the shares or ADSs they beneficially own, or the perception that such actions may occur, may adversely affect the trading price of our shares on the various stock exchanges on which they are listed and, consequently, the market price of the ADSs.

There may be a lack of liquidity and a limited market for our shares and ADSs.

While our ADSs have been listed on the New York Stock Exchange (the “NYSE”) since the first quarter of 2002, there can be no assurance that an active trading market for our ADSs will be sustained. For the year ended December 31, 2024, a daily average volume of approximately 199,160 of our American Depositary Receipts (“ADRs”) and a daily average turnover of approximately U.S.$4.7 million were traded on the NYSE, according to data provided by Bloomberg. Although our shares are traded on the Santiago Stock Exchange and the Chilean Electronic Stock Exchange, the Chilean market for our shares in Chile is small and somewhat illiquid. As of April 17, 2025, approximately 48.85% of our outstanding shares were held by shareholders other than our principal shareholders.

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

ADS holders may exercise voting rights associated with common stock only in accordance with the deposit agreement governing our ADSs. Accordingly, ADS holders will face practical limitations when exercising their voting rights because ADS holders must first receive notice of a shareholders’ meeting from the Depositary and may then exercise their voting rights by instructing the Depositary, on a timely basis, on how they wish to vote. This voting process will necessarily take longer for ADS holders than for direct common stockholders, who are able to exercise their vote by attending our shareholders’ meetings. Therefore, if the Depositary fails to receive timely voting instructions from some or all ADS holders, the Depositary will assume that ADS holders agree to give a discretionary proxy to a person designated by us to vote their ADSs on their behalf. Furthermore, ADS holders may not receive voting materials in time to instruct the Depositary to vote. Accordingly, ADS holders may not be able to properly exercise their voting rights.

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

We may choose not to make a registration statement available with respect to the preemptive rights and the common stock, in which case you may be unable to exercise your preemptive rights. If a registration statement is not filed, the depositary will sell such holders’ preemptive rights and distribute the proceeds thereof if a premium can be recognized over the cost of any such sale.

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

During 2020, the COVID-19 pandemic was a principal source of instability for global financial markets, leading to lower valuations in the stock market and decreased liquidity in fixed income markets. In 2021, most of the developed and developing economies recovered from the contraction displayed in 2020, due to both a low comparison base and the positive impact of aggressive monetary and fiscal packages, resulting in a 6.2% expansion in global GDP. In 2022, however, global GDP grew by 3.5%, which illustrated a deceleration after a period of significant growth due to external factors. These economic performances were influenced by rising inflation, increased monetary policy interest rates and the direct and indirect impacts of geopolitical issues between Russia and Ukraine. Global inflation reached 8.7% in 2022, well above the targets set by central banks, because of the overall increase in fiscal spending during the COVID-19 pandemic, increased liquidity that fostered consumption and the disruption in the supply chain due to global geopolitical conflicts. In this context, central banks deployed aggressive monetary contractionary policies that resulted in a sharp increase in short-term interest rates to control inflation, which had a direct effect on economic performance. In 2023, the global economy was characterized by the continuation of the adjustment process, which resulted in overall deceleration in economic activity. In fact, according to the International Monetary Fund (“IMF”), global GDP growth decreased to 3.0% in 2023, due to diverse factors, including: (i) disruptions generated by armed conflicts in Eastern Europe and in the Middle East, (ii) the loss of purchasing power due to persistent inflation, and (iii) short-term interest rates that remained above neutral levels for longer-than-expected to control inflation. As a result, according to the IMF, inflation fell from 8.7% in 2022 to 6.9% in 2023, due to contractionary monetary policies deployed in many countries that raised interest rates to the highest levels seen in decades. In turn, the tightening monetary cycles carried out by central banks in developed economies were the main cause for currency strengthening in these countries and currency weakening in developing economies.

In 2024, according to the IMF, the global economy continued to grow steadily, which resulted in a 3.2% annual GDP expansion. This performance was marked by mixed forces, including: (i) lower than expected growth in emerging economies, such as China and India, due to deceleration in consumption and industrial activity that resulted in GDP expansions of 4.8% and 6.5%, respectively, (ii) subdued growth in the Euro Zone, as evidenced by -0.8% GDP growth due to weakened growth in manufacturing and exports that was partially offset by enhanced consumption, and (iii) robust economic growth of 2.7% in the United States, supported by steadily increasing consumption. Although most economies managed to reduce inflation during the year, it continued to be a major challenge for most central banks that had to maintain a monetary contractionary stance for longer-than-expected with the adverse effects this approach has on both consumption and overall economic activity. For that reason, central banks in developed economies started to gradually ease their monetary strategies only during the second half of the year as other-than-monetary factors continued to put pressure on prices, including fiscal spending and geopolitical conflicts that continued to generate disruption in the global supply chain. Nevertheless, inflation receded overall. Thus, even though this resulted in enhanced household income, consumption remained subdued in many economies, particularly due to the effect of weak consumer confidence.

Also, political and social instability in some Latin American countries like Colombia, Venezuela, Ecuador, Argentina and even Chile, as well as some Caribbean countries, has produced migration issues in more stable countries within the region. Moreover, the armed conflict between Russia and Ukraine in Eastern Europe, and the conflict between Israel and Hamas, where future developments remain uncertain, along with the ongoing tensions between the U.S. and different countries including Iran, China and Russia, the global migration crisis and waves of populism looming in different countries, as well as terrorism, illustrate volatile social and political environments. These factors could harm foreign trade and economic growth for both developed and developing countries while generating significant volatility in international markets and commodity prices. As of December 31, 2024, and as of the date of this annual report, we do not have any exposure to customers or financial counterparties in Ukraine or Russia, whereas we have immaterial exposures (contingent loans) to Israeli financial institutions.

Furthermore, the slowdown of the Chinese economy has led to increasing volatility in the financial markets in the past, affecting international commodity prices, including copper, which is Chile’s main export. Due to the importance of copper exports and overall mining activity to Chilean economic growth, a prolonged slowdown in the Chinese economy, a Chinese-U.S. trade war or other developments may drive copper prices down and adversely affect the Chilean economy, and consequently negatively affect us. Likewise, the foreign trade war or other developments may drive copper prices down and adversely affect the Chilean economy, and consequently negatively affect us. Similarly, the foreign trade policy adopted by the recently appointed administration in the United States, which includes an increase in tariffs for imported goods is expected to adversely affect international trade and potentially cause disruption in international prices of commodities, including those exported by Chile, in a manner that is not possible to predict yet, although Chile and the U.S. have a free trade agreement in place.

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

Equity investments held in Chile by non-Chilean residents have historically been subject to various exchange control regulations that restrict the repatriation of investments and earnings from Chile. In April 2001, the Central Bank eliminated most of the regulations affecting foreign investors. However, foreign investors still must provide the Central Bank with information related to equity investments and must conduct such operations within the Formal Exchange Market. Additional Chilean restrictions applicable to holders of our ADSs, the disposition of the shares underlying them, the repatriation of the proceeds from such disposition or the payment of dividends may be imposed in the future, and we can neither determine in advance nor advise you as to when or how those restrictions could impact you, if imposed.

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

We are a full-service financial institution that provides, directly and indirectly through our subsidiaries, a wide variety of lending and non-lending products and services to all segments of the Chilean financial market, providing our customers with powerful, differentiated, and comprehensive value offerings. In addition to our traditional banking operations, our subsidiaries and affiliates permit us to offer a variety of non-banking but specialized financial services including securities brokerage, mutual funds management, investment banking, insurance brokerage, collection services as well as acquiring and processing services for credit and debit cards.

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

The year ended December 31, 2022 was very successful for us. Under Chilean GAAP, as reported by the CMF, we led the industry by far in both net income and profitability by achieving a 26.1% market share in net income attributable to equity holders, based on a 77.8% increase in net income (under Chilean GAAP) and a return on average equity (ROAE) of 31.5% (attributable to equity holders). Our performance in results was primarily the consequence of increased operating revenues that benefited from both temporary positive impacts that arose from higher-than-expected inflation, increasing interest rates and still high levels of liquidity in the banking system, as well as a successful management of our Treasury business including both the administration of balance sheets gaps, the management of our trading and investment portfolios and also in the sales and structuring business. In addition, we were able to maintain a solid position in total loans by ranking second in the industry in total loans. In this regard, worth noting was the gain we achieved in market share in consumer by increasing from 17.4% in December 2021 to 18.0% in December 2022, which demonstrated the effectiveness of new commercial strategies and specific plans aimed at improving efficiency and productivity in loan origination by means of new ways to contact customers. In addition, we continued to deploy our digital transformation strategy by developing new digital-based products and services while improving existing functionalities, including: (i) the introduction of a digital current accounts and credit card for individuals, (ii) the release of FAN Emprende, a digital demand account for SMEs, start-ups and entrepreneurs, (iii) the launch of FAN Clan a digital onboarding demand account for teenagers, which aims to promote long-term relationships, and (iv) new functionalities for our wide array of tailored applications and websites. Likewise, we managed to consolidate Fan Account as one of the market-leading digital accounts in the market that achieved one million users by adding approximately 350,000 new FAN users in 2022. Together with these efforts, in 2022 we were able to improve value offerings in many lending products and services like consumer loans, trade finance loans, leasing loans and insurance by leveraging on improved CRM tools and advanced commercial analytics. Similarly, through the development of more adaptable and flexible current account plans we managed to attract approximately 118,000 new current account holders in 2022, which permitted us both to continue ranking first in current accounts held by individuals with a market share of 23.9% and ranking second in demand deposits by achieving a 19.9% market share in December 2022. Our excellent financial results also enabled us to enhance our capital base as reflected by a Total Capital or Regulatory Capital and CET1 ratios of 17.9% and 13.6%, respectively, as of December 31, 2022, which placed us as the leading local bank in terms of capital adequacy as of the same date.

The year ended December 31, 2023 was of significant importance for Banco de Chile, as we celebrated 130 years of history and maintained leadership in the Chilean Banking industry. In fact, under Chilean GAAP, as reported by the CMF, we led in both net income and profitability, achieving a 27.7% market share in net income attributable to shareholders and a return on average equity (ROAE) of 26.3% (attributable to shareholders), which reflects a successful and prudent business and risk management, consistent with a long-term strategic vision that permanently seeks the creation of sustainable value for all our stakeholders. In terms of operating income, we were able to largely mitigate the impact of lower inflation, as compared to 2022, through the expansion of customer income by more than 11%, mainly due to a higher margin from deposits, a boost in income from consumer loans based on attractive value offerings, as well as higher fees from transactional services and insurance brokerage. We also highlight the contribution of our Treasury, in the operating income generation by means of offering sophisticated financial products and services adjusted to the customers’ needs. The lending activity was constrained at the industry level, which translated into limited growth in our loan portfolio. In commercial loans, we recorded a 16.2% market share, 39 basis points below what was achieved at the end of 2022, in a context characterized by the negative impact of lower economic activity on the dynamism of companies. However, in consumer loans, we achieved 6.3% annual growth and increased our market share from 18.0% in 2022 to 18.7% in 2023, mainly due to attractive offers enhanced through a distinctive digital experience with the highest service quality standards. Finally, our residential mortgage loan portfolio expanded by 7.8%, in line with limited but sustained market growth despite higher interest rates that prevailed during the year, reaching a market share of 15.3%, slightly higher than the stake achieved in 2022. In 2023, we also achieved important advances in each of our strategic pillars: (i) regarding the pillar “customer at the center”, we extended the ongoing advance of digital solutions by expanding the capabilities of our remote service channels, implementing technology and advanced analytics to enhance the value offer, enabling new payment functionalities and expanding the scope of digital onboarding tools for both people and companies, while promoting financial inclusion through our Fan Account and cluster of products, (ii) in terms of our pillar “efficiency and productivity”, we managed to reengineer processes in the branches, reduce waiting and service times, reinforce the use of self-service ATMs, consolidate the digital sale of insurance, promote adoption of a new corporate purchasing model, and implement 100% digital granting of loans for SMEs, among many other initiatives and (iii) for the strategic pillar of “commitment to sustainability and Chile” we issued bonds abroad in the amount of approximately U.S.$85 million under our ESG Financing Framework. The resources obtained through such issuance will be entirely allocated to initiatives promoting the country’s sustainable development and inclusive economic growth, in line with the Sustainable Development Goals (SDG) of the United Nations and Global Compact Chile. Finally, our financial results allowed us to improve our capital base as reflected by a Total Capital or Regulatory Capital and CET1 ratio of 17.4% and 13.7%, respectively, as of December 31, 2023, both under Basel III framework.

As of December 31, 2024, according to the CMF, under Chilean GAAP, we ranked first in the Chilean banking industry in terms of net income attributable to equity holders with a market share of 24.6%. As of the same date and excluding operations of subsidiaries abroad, we were the second largest bank in Chile in terms of total loans with a market share of 16.1%, the second largest provider of commercial loans with a market share of 15.9%, the second largest provider of consumer loans with a market share of 18.6% and the fourth largest private sector bank in terms of residential mortgage loans with a market share of 15.5%. As for liabilities, excluding operations of subsidiaries abroad, we were the largest private bank in Chile in terms of current accounts and demand deposit balances (net of clearance) denominated in local currency with a market share of 20.1% and, more importantly, we ranked first in current account balances held by individuals with a market share of 23.8%, both as reported by the CMF and as of December 31, 2024. Lastly, according to the Chilean Association of Mutual Funds, as of December 31, 2024, we were the largest provider of mutual funds management services in Chile with a market share of 23.6%.

As of December 31, 2024, we had:

●	total assets of Ch$52,055,542 million (approximately U.S.$52,330.8 million);

●	total loans of Ch$38,936,296 million (approximately U.S.$39,142.2 million), before deducting allowances for expected credit losses;

●	total deposits of Ch$28,976,020 million (approximately U.S.$ 29,129.2 million), of which Ch$14,630,797 million (approximately U.S.$14,708.2 million) correspond to current accounts and demand deposits;

●	equity (including net income, non-controlling interest and provisions for minimum dividends) of Ch$6,504,895 million (approximately U.S.$6,539.3 million);

●	net income of Ch$1,248,476 million (approximately U.S.$1,255.1 million); and

●	market capitalization of approximately Ch$11,419,981 million (approximately U.S.$11,480.4 million).

As of December 31, 2024, we had 11,614 employees and delivered financial products and services through a nationwide distribution network of 226 branches and 1,839 ATMs. Our ATMs are part of a larger network of 7,625 ATMs operating in Chile, of which 4,700 ATMs operate under a network managed by Redbanc S.A., a company we partly own along with eight other private sector banks.

Regarding the execution of our business strategy, we made significant progress in our strategic pillar “Customer at the Center” in 2024 through diverse improvements in our digital banking value offering through new tools that we believe resulted in improved customer experience across all business segments. In Retail Banking, for instance, we highlight: (i) the launch of the “Fan Ahorro” account, which is a 100% digital savings account for individual customers, (ii) the creation of Pago Fácil, which is a payment solution focused on the SME subsegment, and (iii) the implementation of a new subsidiary (B-Pago) that is focused on acquiring and processing services for credit and debit cards and on strengthening the value offering service kit for SMEs and medium-sized companies by offering innovative payment and cash management solutions. In wholesale banking, the enhancement of the Banconexión 2.0 website with diverse functionalities to increase our customers’ productivity when managing their transactions and making timely decisions. Regarding our “Efficiency and Productivity” pillar, we highlight: (i) the transformation of our service model through diverse functionalities in remote channels and self-service platforms, (ii) the progress made in our new ERP platform which pursue to automate and centralize purchase and payment activities, and (iii) the enhancement of our technological infrastructure through the upgrade of our data center networks and the modernization of IT infrastructure in our Securities Brokerage and Mutual Funds Management subsidiaries. Finally, regarding “Commitment to Sustainability initiatives and Chile”, we managed to successfully accomplish several initiatives focused on communities’ education, emergency response, inclusion and non-discrimination, and environmental care.

History

We were founded in 1893 as a result of the merger of Banco Nacional de Chile, Banco Agrícola and Banco de Valparaíso, which created the largest private sector bank in Chile. We have played an important role in the economic history of Chile. Before the creation of the Central Bank in 1926 and prior to the enactment of the General Banking Act, we were the main stabilization agent of the Chilean banking system, a role that is now performed by the Central Bank. Beginning in the early 1970s, the Chilean Government assumed control of a majority of Chilean banks, and all but one of the foreign banks that were operating at that time closed their branches and offices within the country. Throughout this era, we remained as a private sector bank, except for a portion of our shares owned by the Chilean Government that were sold to private investors in 1975. Throughout our history we have developed a well-recognized brand name in Chile and expanded our operations in foreign markets, where we developed an extensive network of correspondent banks. In 1987 and 1988, we established four subsidiaries to provide a full range of specialized financial products and services as permitted by the General Banking Act. In 1999, we widened our scope of specialized financial services by creating our insurance brokerage and factoring subsidiaries. During the early 2000s, the Chilean banking industry witnessed intense merger and acquisition activity. In 2002, we merged with Banco de A. Edwards, which allowed us to expand our business to new customer segments. In 2008, we merged our operations with Citibank Chile. As a result of these consolidations, we currently operate a distribution network that is composed of two brand names, namely, “Banco de Chile” (which operates throughout Chile) and “Banco Edwards-Citi” (which is primarily oriented to higher income segments).

The 1982-1983 Economic Crisis

During the 1982-1983 economic crisis, the Chilean banking system experienced significant instability that required the Central Bank and the Chilean Government to provide assistance to most Chilean private sector banks, including us. Subsequent to the crisis, like most major Chilean banks, we sold certain of our non-performing loans to the Central Bank at face value on terms that included a repurchase obligation. In 1989, banks were permitted to repurchase the portfolio of non-performing loans in exchange for assuming a subordinated debt equal to the difference between the face and economic value of such loans, which we did in November 1989.

In November 1996, pursuant to Law No. 19,396, our shareholders approved a reorganization by which Banco de Chile was converted into a holding company named SM-Chile S.A. (“SM-Chile”). In turn, SM-Chile organized a new wholly-owned banking subsidiary named Banco de Chile, to which the former contributed all its assets and liabilities, other than the Central Bank subordinated debt. In addition, SM-Chile created a second wholly-owned subsidiary named SAOS that assumed a new obligation in favor of the Central Bank that fully replaced the Central Bank’s subordinated debt. In exchange, the Central Bank received 63.6% of our shares from SM-Chile. Thus, SAOS would repay the new obligation by means of the proceeds of the dividends it would receive from us. Pursuant to SM-Chile’s bylaws, that company would remain in existence until the Central Bank subordinated debt was completely paid off by SAOS, which occurred on April 30, 2019. Since that date, SM-Chile has been in the process of liquidation while SAOS was dissolved immediately. As of the date of this annual report, the liquidation process of SM-Chile is in progress and is expected to end by May 2025. For more information on the Central Bank Subordinated Debt and the liquidation process of SM-Chile, see “Item 4. Information on the Company—History and Development of the Bank–History—The 1982-1983 Economic Crisis and the Central Bank Subordinated Debt” and “Item 7. Major Shareholders and Related Party Transactions—Ownership Structure” in the Form 20-F for the year ended December 31, 2020, filed with the SEC on April 30, 2021.

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

Technological Projects

In 2022, we continued to enhance our technological infrastructure, improve the stability of our systems while supporting the deployment of our digital transformation strategy through the development of new products, services and applications. In terms of new products and services, we developed and launched the first digital current account for individuals, which may be fully opened online, while also introducing a new digital account for SMEs and entrepreneurs (FAN Emprende) that permits full access to digital channels. Likewise, we developed FAN Clan, a 100% digital demand account for teenagers, whose digital functionalities allow the users to customize the account by choosing different avatars to interact with. In addition, we launched a renewed MiInversión application for smartphones, which allows investors to check their balances, amounts invested, and profitability earned during the period while taking new investment and savings products. Similarly, we improved functionalities in both MiBanco and MiPago applications, including a QR code for cash withdrawals and taking products online, which coupled with the Paga2 application that permits our and Banco Scotiabank’s customers to perform money transfers with no charges by using their mobile phone numbers. Furthermore, we enhanced the functionalities of the MiBanconexion application for companies including the electronic payment of bills, multiproduct remote authorization, online credit payment and a dashboard for the management of electronic money transfers. We also introduced improvements to our customer websites for individuals and companies by allowing customers to perform a wider bundle of operations online. Given our purpose of improving contact channels, during 2022 we also worked in conjunction with local communities to expand our network of ATMs in non-covered sectors across the country. From the infrastructure and cybersecurity point of view, in 2022 we renovated the whole telecommunication network in order to make it compatible with new technological requirements of other platforms, consolidated a 99.9% uptime in both web login and electronic money transfers, decreased the response time to address critical events by 50% while reinforcing the monitoring system of fraud and anti-money laundering. Also, we implemented Data Decoupling architecture that provides real-time access to information through cloud data warehouse, which also challenged us to deploy new cybersecurity infrastructure oriented to our multi-cloud strategy.

During 2023, we maintained the focus on providing individuals and companies with excellent services and products as well as timely and effective solutions, through proactive and agile service in order to build relationships of trust with our customers. In this process, we launched innovative products, as well as renewed and updated various services, functionalities and digital tools that seek to deliver a more flexible and accessible experience, with high security standards and availability to customers and users. In this context, we became the first bank in Chile in the “Decentraland,” a decentralized metaverse platform where we launched “Dimension B”, a new virtual space of Banco de Chile, which represents an open space where the user can roam freely and access information on financial products and services. Moreover, we successfully released the Apple Pay digital wallet, which allows customers to pay in on-site stores without the need for a physical card. In the retail segment, different functionalities were incorporated into MiBanco, MiPago, MiSeguro y MiInversión mobile applications. In MiBanco, the renewal of the information on the home page and the creation of widgets or tools that allow viewing the benefits of the day, using the MiPago App to add funds to (and pay for purchases using) the bracelet used to attend the Lollapalooza music festival in Chile, among others, stand out. On the online banking website, we were able to implement the digitization of the entire digital income situation statement and digital onboarding for current accounts in U.S. dollars. In the wholesale segment, improvements and new functionalities were added to the MiBanconexión application, such as enabling digital onboarding for current accounts in U.S. dollars, allowing online repayment and review of leasing products, permitting review of bank warranty bills, enabling digital ordering of mass payments, incorporating multi-company authorization for electronic funds transfer, applying for credits digitally, among others.

In 2024, we made significant progress in our digital transformation strategy, which has allowed us to launch innovative products and update our services, functionalities and digital tools, in order to deliver a simpler, more accessible and flexible experience to customers and users while ensuring high standards of cybersecurity and availability. These advances have resulted in a high degree of digital adoption by customers, such as the current account onboarding that has leveraged improvements in credit monitoring and electronic signature. In this regard, in 2024, we consolidated a digital marketing strategy for digital products fully based on digital onboarding through personalized actions and active presence on the main digital platforms. In the Retail Segment, we updated and incorporated several functionalities on the website and applications, including the integration of MiSeguro into the MiBanco application, allowing customers to take and manage their insurance policies in one place. Additionally, we incorporated new functionalities in MiBanco to allow customers to open digital checking accounts, make payments through QR code and receive daily notifications with offers and promotions of our loyalty program. Also, at the beginning of 2024, we launched “FAN Ahorro”, a savings account with no maintenance costs or minimum opening amount, which may be opened 100% digitally and only requires having a valid Fan Account and an identification card. This product earns monthly interest and allows the customer to make up to two withdrawals without losing the interest earned. Meanwhile, in the Wholesale Banking segment, we updated the Banconexión 2.0 platform with a new design focused on simplicity and ease of use, seeking to increase customers’ productivity when managing their transactions. In addition, we renovated investment tools by incorporating the possibility of investing in mutual funds while introducing an investment summary dashboard. Also, we launched Pago Fácil, a payment solution that allows companies to pay us and other banks fully online at any time.

Likewise, in 2024, we made significant IT developments intended to reinforce and increase productivity of our back and middle office operations, such as: (i) robotic process automation, development of AI use cases, and digitization of transactions, (ii) our new ERP platform for the automation and centralization of purchasing and payment activities, along with new processes to optimize capital expenditures in infrastructure, (iii) the strengthening of the technological architecture and high service standards through the update of our data center networks and the implementation of a multicloud strategy, and (iv) transformation and modernization of our mutual funds and stock brokerage subsidiaries. Also, during 2024, we continued to incorporate Artificial Intelligence (“AI”) tools as part of our digital transformation process through the exploration and integration of Generative AI in various areas of our operations. In this regard, we managed to: (i) provide more than 300 software developers with AI assistance, (ii) launch a customer service chat for FAN Clan account holders, and (iii) make an assistance chat available to our account officers. In addition, our advanced analytics area developed models and systems that provide our customers with accurate recommendations by considering their areas of interest while maintaining strict information security standards. Furthermore, we have integrated AI to streamline our processes, which has allowed us to improve the efficiency of manual procedures with advanced data processing technologies, increasing verification and accuracy, and improving our service quality.

Through these efforts we have maintained our commitment to anticipating changes and minimizing risks related to technological advances, including cybersecurity risks, as mentioned in “Item 3. Key Information—Risk Factors—Risks Relating to our Operations and the Chilean Banking Industry.”

Capital Expenditures

The following table sets forth our capital expenditures in each of the three years ended December 31, 2022, 2023 and 2024:

	For the Year Ended December 31,
	2022		2023		2024
	(in millions of Ch$)
Computer equipment	Ch$	9,823	Ch$	11,136	Ch$	5,286
Furniture, machinery and installations		2,090		2,922		3,210
Real estate		6,041		10,277		7,369
Vehicles		752		416		489
Subtotal		18,706		24,751		16,354
Software		56,891		59,955		57,617
Total	Ch$	75,597	Ch$	84,706	Ch$	73,971

Our budget for capital expenditures for 2025 amounts to approximately Ch$96,596 million, of which expenditures in information technology investments represent 79.4%, while infrastructure projects represent the remaining 20.6%. The budget for capital expenditures is in line with our mid-term strategic priorities of improving our efficiency and enhancing our customer service capabilities with a firm focus on digitalization. These capital expenditures will be principally financed by cash on hand and long-term debt financing.

Among the budgeted expenditures for information technology, 41.8% corresponds to new and ongoing IT projects intended to provide us with business solutions for customers, technological stability, productivity improvements, enhancements in our communication network and cloud servers as well as reinforced cybersecurity infrastructure and systems. In addition, a 23.1% budgeted amount for IT projects consists of investments in technological equipment and system improvements to be carried out by some of our subsidiaries, of which approximately half of the expenditures are expected to be incurred in the new acquiring services subsidiary. Of the remaining 35.2% budgeted amount, 16.3% relates to the development of applications in order to provide us with digital alternatives to meet customers’ needs, another 16.3% is intended for the update of our technological infrastructure, which includes further optimization and enhancement of security standards of our nationwide ATM network, while 2.5% is aimed at supporting regulatory compliance requirements.

Our 2025 infrastructure expenditures budget includes disbursements associated with the refurbishment of our branch network (34.3%), efficiency initiatives related to closure and relocation of certain branches (19.5%), renovation and restoration of corporate buildings (11.5%), general maintenance investments (11.4%), initiatives intended to enhancing support infrastructure in accordance with regulatory compliance requirements (7.7%), capital expenditures to reinforce security standards (7.2%), improvements to recreational facilities (5.6%) and modernization of certain subsidiaries’ buildings (2.8%).

All the aforementioned investments have been or are intended to be made in Chile.

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

Our main competitive strengths are:

Brand Recognition and Strong Corporate Image

We have operated in the Chilean financial industry for 131 years under the “Banco de Chile” brand name. In order to provide our customers with specialized value offerings and a wider range of financial products and services, we have also developed the “Banco Edwards-Citi” and “Banchile” brand names. We believe our long-standing history in the Chilean market is recognized by our customers and the general public, who associate our brands with value, quality, reliability and social responsibility within the Chilean financial industry, as demonstrated in various polls conducted by well-known market research companies. We believe that our long history in the Chilean banking industry is a key element that differentiates us from our competitors.

Additionally, we believe that our merger with Citibank Chile reinforced our corporate image as a leading financial institution in Chile and allowed us to gain recognition among customers and investors all over the world.

We also believe that our strong corporate image is further strengthened by our commitment to social responsibility, which includes supporting the Teleton Foundation (a non-governmental organization dedicated to assisting and treating disabled Chilean children), our partnership with institutions dedicated to improving the quality of Chilean education, our participation in campaigns intended to improve the quality of life of needy people, our commitment to supporting and sponsoring diverse monetary and non-monetary campaigns for recovery efforts from natural disasters in Chile, including wildfires, earthquakes, floods and tsunamis, and the development of other initiatives intended to strengthen our role in, and contribution to, Chilean society. Furthermore, over the last years we have devoted efforts to improving our commitment to the environment by carrying out numerous initiatives.

In 2024, we received several distinctions due to our strong brand recognition within the banking industry. Once again, we were recognized by Merco (a corporate reputation monitor) as the second Chilean company with the best corporate reputation across all industries. Likewise, Global Finance and The European magazines recognized us as the “Best Bank” and the “Bank of the Year” in Chile, respectively. Lastly, The Banker magazine recognized us as the “Best performing Bank and most profitable Bank” in Chile.

Business Scale and Leading Market Position

We are one of the largest financial institutions in Chile and a market leader in a broad range of financial products and services within the Chilean financial system, as listed in the following table:

	As of December 31, 2024
	Market Share	Market Position
Demand Deposits in Local Currency(1)	20.1%	1	st
Current Accounts Balances held by Individuals	23.8	1	st
Commercial Loans(1)	15.9	2	nd
Mutual Funds (Assets Under Management)	23.6	1	st
Net Fees and Commissions Income	19.5	1	st
Net Income attributable to equity holders	24.6	1	st
Net Income of Securities Brokerage Subsidiary (2)	28.2%	1	st

Source: Chilean Association of Mutual Funds and the CMF.

(1)	Excluding operations of subsidiaries abroad.
(2)	Including the whole market and not only subsidiaries of local banks.

Through our history, we have been able to maintain a leading position in the wholesale banking segment, which characterized us in the past, by improving our products and services and supplementing them with comprehensive and tailored service models that allow us to successfully meet our customers’ needs while maintaining long-term relationships with major local and multinational companies that operate in Chile. We have also added value to our service offerings by including treasury products for hedging purposes, together with investment banking, insurance brokerage and other specialized financial services provided by our subsidiaries.

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

Broad and Diversified Customer Base

We believe that we have one of the largest customer bases among financial institutions in Chile. In recent years, we have been able to expand our customer base by providing attractive and tailored value offerings based on improving segmentation and by applying sophisticated business intelligence tools. As of December 31, 2024, according to our management information system, we had 1,461,137 core customers, which had at least a current account or a loan outstanding with us. In addition, with respect to our main banking products, as of December 31, 2024, we had 1,260,161 current accounts holders; 249,599 time deposit holders; and 181,403 saving account holders. Similarly, as of December 31, 2024, we were the second largest privately-owned bank in terms of number of borrowers with a 16.9% market share associated with 1,196,169 debtors, according to data published by the CMF. As of the same date, according to the CMF, we had 1,784,749 credit card account holders.

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

We are present in all regions of Chile and strive to be accessible to every Chilean customer through our large branch network as well as non-physical contact channels. As of December 31, 2024, we had a nationwide branch network of 226 branches, the second largest in Chile among private sector banks, according to information published by the CMF. This network is composed of 195 branches under our “Banco de Chile” brand name and 31 branches under our “Banco Edwards Citi” brand name. We believe that our branch network enables us to develop close relationships with our customers and therefore we are constantly assessing new branch locations throughout Chile.

We have also complemented our branch network with non-physical remote channels, such as ATMs, internet-based online platforms and mobile banking applications. As of December 31, 2024, we had 1,839 ATMs throughout Chile and we provided our customers with specialized internet websites for each of the segments we target, coupled with diverse mobile banking applications, including MiBanco, MiBanconexion, MiBeneficio, MiCuenta, MiPago, MiPass, MiInversion and MiSeguro. During 2024, monetary transactions carried out by customers and non-customers through mobile applications or internet-based platforms jointly increased 16.4%, which compares to a 23.0% decrease in transactions performed in branches and ATMs.

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

As a result, in recent years we have implemented several advances in both the back and front office aimed at improving customer experience by expanding digital channels while adding new products and functionalities. We have also continued increasing sales through these points of contact by working with advanced analytics to improve cross-selling. Additionally, digital transformation has become a crucial goal across the Bank, which has led us to focus on a talent and digital culture in order to bolster our capabilities while emboldening innovation in all aspects of the banking business with a front-to-end approach by adopting new work methodologies such as agile.

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

In 2024, in the retail banking segment we renewed and added functionalities to our website and mobile applications. Regarding mobile applications, we integrated MiSeguro into MiBanco application, which allows customers to take and manage their insurance policies in one place. Additionally, we implemented diverse functionalities into MiBanco application including the possibility of opening a digital checking account, making payments through QR code, and receiving daily notifications with offers and promotions of our loyalty program. As for the website, we enhanced “Banco en Línea” by incorporating new saving possibilities that may be contracted online and offering a new module of Banchile Inversiones on the bank’s website. In the Wholesale Banking segment, we updated Banconexión 2.0 website, with a new design focused on simplicity and ease of use, as we strive to increase customers’ productivity when managing their transactions. In addition, we renovated the investment tools for customers by incorporating the possibility of investing in mutual funds and introducing an investment summary dashboard. Also, we launched Pago Fácil, a payment solution that allows companies to pay us and other banks fully online at any time.

The FAN Account, which is a fully digital onboarding demand account, has been another cornerstone of our digital strategy in recent years. Since its launch in 2020, FAN Account has aimed to improve customer experience and promote loyalty through the ongoing enhancement of available functionalities. In 2022, we reinforced the scope of the Fan Account by widening the array of tailored offerings to target specific segments. In this regard, we launched “FAN Emprende”, a full digital demand account oriented to SMEs, start-ups and entrepreneurs that provide these customers with full access to our digital channels and segment’s benefits. Likewise, we introduced FAN Clan, a 100% digital onboarding demand account for teenagers ranging from 14 to 17 years, which customizes the interaction with the customer through various avatars while permitting them to access benefits and discounts included in our loyalty program. In 2024, we launched “FAN Ahorro”, a savings account with no maintenance costs or minimum opening amounts, which is opened 100% digitally and only requires having a valid Fan Account and an identification card. This product earns monthly interest and allows customers to carry out up to two withdrawals without losing the interest earned. As of December 31, 2024, the Fan Account has reached 1.7 million customers, most of them with no previous relationship with us. In 2024, we launched the Digital Student Plan for higher education students between 18 and 27 years old, which includes a costless checking account and the possibility of applying for a credit card.

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

Competitive Funding Structure

We believe that we have a cost-effective and highly competitive funding structure based on our leading market position in current accounts and demand deposits, especially among individuals. According to the CMF, as of December 31, 2024, with a 23.8% market share, we ranked first within the Chilean banking industry in current account and demand deposits held by individuals. As of that same date and excluding operations of subsidiaries abroad, we were the first private bank in Chile in terms of total balances of non-interest bearing current accounts and demand deposits denominated in local currency, representing 20.1% of the industry (net of clearing), as reported by the CMF. Our total balances of current accounts and demand deposits represented 30.7% of our funding structure (excluding equity) as of December 31, 2024 (under Chilean GAAP), as compared to the 17.4% reported by the Chilean banking industry, excluding Banco de Chile. In addition, we have a solid base of funding from retail banking customers, who held demand deposits and time deposits that jointly represented 38.5% of our total liabilities (excluding equity) as of December 31, 2024. This provides us with a stable source of funding that is reflected by a 30-day moving average renewal rate of retail time deposits which reached approximately 74.1% as of December 31, 2024.

We strive to diversify our liability structure in terms of sources, types of instruments and markets with the aim of maintaining a competitive cost of funding and improving our liquidity. In 2024, we were more active in our long-term debt placements, particularly in the local market, and we continued to actively monitor market opportunities abroad, based on a funding strategy that aims to diversify our liability structure to finance loan growth at the most convenient cost of funds. In 2024, we carried out the following debt placements: (i) Ch$932,204 million in the local market with an average maturity of 10.8 years, and (ii) Ch$52,385 million in Hong-Kong with a ten-year year maturity.

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

Prudent Risk Management & Superior Asset Quality

Of the Chilean financial institutions, we have among the highest credit quality and the healthiest loan portfolio in Chile. We believe this asset quality is the result of our well-known prudent risk management approach and accurate credit risk models that are updated from time to time and have enabled us to maintain relatively low levels of past-due loans (loans 90 days or more past due) and high coverage indicators over the last few years. According to the CMF, and under our internal reporting policies, as of December 31, 2024, we had a delinquency ratio (loans 90 days or more past due as a percentage of total loans) of 1.44% which was well below the industry average delinquency ratio of 2.54% posted by the Chilean banking industry (excluding Banco de Chile) as of the same date. Additionally, according to data published by the CMF, as of December 31, 2024, we had a coverage ratio (allowances for loan losses over loans 90 days or more past due) of 140.1%, which was well above the industry average coverage ratio of 102.5% as of the same date (excluding Banco de Chile). Over the last few years, the utilization of business intelligence tools has also contributed to an improvement in our credit risk management. In 2021, we continued to improve our provisioning models while reinforcing our credit risk monitoring in order to reflect accurately the effects of the dynamics of the local economy on the payment behavior of our borrowers while being prepared to respond to lagging indicators of the effects of the pandemic on asset quality. During 2024, we kept a constant monitoring of risk conditions, particularly in those sectors most sensitive to economic contraction and in a scenario of progressive normalization of excess liquidity derived from the pandemic. Likewise, we focused on the analysis of the financial condition of economic sectors adversely affected by specific dynamics, such as the Real Estate & Construction industry and the Health Services Industry, which led us to reinforce monitoring while taking precise measures to keep a suitable asset quality. In terms of additional provisions, under Chilean-GAAP only, the board decided to keep the amount of Ch$700,252 million set in 2022 unchanged during 2023 and 2024. Nevertheless, in January 2025, our board of directors decided to release approximately Ch$69,000 million of additional provisions, in response to the expected impact of a new standardized model for consumer loan provisioning under Chilean-GAAP.

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

Source: Banco de Chile.

Corporate Values

Our way of thinking is reflected by a set of values that are shared by our employees and shareholders, which are aimed at providing our customers with world-class financial solutions and quality standards:

●	Integrity;

●	Commitment;

●	Respect;

●	Loyalty;

●	Prudence;

●	Responsibility; and

●	Justice.

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

Strategic Priorities

Our long-term strategy is intended to maintain profitable growth by placing the customer at the center of all of our decisions and to improve efficiency and productivity in all of our processes and procedures while maintaining a strong commitment to sustainability and the country. These are our strategic priorities and we aspire to attain them through collaboration and teamwork.

Source: Banco de Chile.

●	Customer Centric Decision Making

We aim to support our customers and meet their needs throughout their lives. In order to achieve this goal, we strive to promote customer proximity and reliability, while providing our customers with the best service quality within the local market.

In our retail banking segment, our aim is to lead the market by providing differentiated and comprehensive value offerings based on a deep and focused ongoing improvement of our segmentation, which allows us to engage in profitable and high-growth potential business opportunities. Thus, we expect to expand our business and customer base by developing tailored service models, optimizing our branch network, enhancing our presence in the small and medium-size company market and reinforcing certain lending products that should enable us to consolidate long-term relationships with the upper and middle-income individual customers, particularly through payment channel usage (such as credit cards), digital banking, installment loans and residential mortgage loans. Similarly, we aspire to target middle-income individuals and microbusinesses by promoting payroll-deduction lending and attracting customers previously unattached to any bank through a basic array of services.

We firmly believe that there continues to be room to grow in retail banking. Although Chile’s per capita GDP has increased fourfold over the last 30 years, banking penetration is still below that in developed countries, particularly in relation to residential mortgage and consumer loans. In fact, as of December 31, 2024, the loan book of the Chilean banking industry (excluding operations of subsidiaries abroad) represented 78% of Chilean GDP. As of the same date, mortgage and consumer loans represented 29% and 8%, respectively. On the other hand, according to the CMF, as of December 31, 2024, we had market shares of 15.5% and 18.6% in residential mortgage loans and consumer loans, respectively. Given the fierce competition in the Chilean banking industry, in order to take advantage of these opportunities, we are frequently seeking to develop innovative products and services to diversify our revenue sources. Accordingly, we have strived to build comprehensive value offerings for our retail segment in order to continue enhancing our fee-based income by promoting the digitalization of products and services provided to these customers while improving benefits related to our customer loyalty programs.

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

In our treasury and money market operations segment, we intend to take advantage of our specialized knowledge in order to increase the penetration of widely-used products in our current customer base while offering innovative products to potential customers. Also, we frequently seek newer and more convenient funding choices, locally and internationally, in order to support our long-term business strategy by promoting an adequate diversification of our funding structure.

●	Main Achievements in 2024

(1)	Reinforcement of FAN Account Cluster

In the second half of 2020, we launched “FAN Account”, our full digital onboarding account designed for all type of individual customers. This account may be digitally opened without visiting our branches, with no paperwork but still subject to our strict account approval processes. Additionally, the Fan Account permits holders to perform local and international purchases with no entrance or maintenance fees, which pursues to promote financial inclusion. Also, the FAN Account users have access to all the benefits and platforms offered by the Bank to its customers. During 2021, we enhanced the value offering behind the Fan Account by implementing services, such as: (i) a new customer service channel with a chatbot called FANi, (ii) full access to digital Banco de Chile’s ecosystem and (iii) cardless cash withdrawal. In 2022, we widened the scope of Fan Account by creating tailored solutions for SMEs and young people. Thus, we created: (i) FAN Emprende, which is a full digital account for SMEs, start-ups and entrepreneurs that allows access to our digital channels and benefits by enabling customers to perform transactions online while having no requisites for opening, and (ii) FAN Clan that targets teenagers from 14 to 17 years and promotes financial inclusion by offering benefits that are part of our loyalty program through a customized digital environment. In 2024, we launched “FAN Ahorro”, a savings account with no maintenance cost or minimum opening amount, which is opened 100% digitally and only requires having a valid Fan Account and an identification card. This product earns monthly interest and allows customers to carry out up to two withdrawals without losing earned interest.

Through Fan Account, we had been able to attract 300,000 new customers in 2024 while achieving a total amount of 1.7 million users as of December 31, 2024.

(2)	Advances in Digital Banking for Strengthened Value Offerings

In 2024, we continued to deploy our ambitious digital strategy in order to deliver improved and tailored banking solutions for our customers by generating a simpler, more accessible, and flexible experience. Through the digital transformation process, we have focused on the launch of innovative products and the ongoing modernization of our services, functionalities, and digital tools.

In this regard, in the retail banking segment, we highlight the integration of the MiSeguro App into MiBanco App, which provides customers with a single tool to manage and contract their insurance policies and main banking operations. Additionally, in MiBanco App we incorporated the possibility of opening a digital checking account, making payments via QR code, and receiving daily notifications with offers and promotions of our loyalty program. Regarding our “Banco en Línea” website, we developed new functionalities such as the option to take time deposits up to 365 days and denominated in UF while incorporating both the digital signature functionality for the personal checking account welcome kit and a new mortgage simulator on the public website. Furthermore, at the end of 2024, we launched the Digital Student Plan for higher education students between 18 and 27 years old, which includes a costless checking account and the possibility of applying for a credit card. In relation to developments for the SME segment, during 2024 we launched Pago Fácil, our payment solution for businesses that allows users to directly pay into accounts managed by us and other banks, totally online and at any time.

In the Wholesale Banking segment, we renewed Banconexión 2.0 website with a new design focused on simplicity and ease of use, aimed at improving customers’ productivity when managing their banking transactions. Furthermore, we refurbished the investments webpage by incorporating both the possibility of investing and disinvesting in mutual funds and a new investment summary dashboard to allow customers to perform new queries.

As a result of these efforts, in 2024 we were once again recognized as the most Innovative Digital Bank of the Year in Chile by The European magazine.

(3)	Ongoing Improvements in Service Quality

We are convinced that in a highly competitive industry such as the Chilean banking system, a customer-centric focus is critical to generating loyalty and creating long-term profitable relationships. We believe that our high service quality is a competitive strength that differentiates us from competitors and supports our long-term strategy by responding to the preferences of our current and potential customers. Accordingly, we strive to improve our relationships with customers by developing commercial strategies and value offerings aligned with their needs, as well as improving our response time and customer satisfaction indicators. Consistent with this view, during 2024 we continued enhancing our commitment to service quality, improving existing and developing new online channels and new functionalities for mobile applications, while implementing organizational changes to provide our customers with a more comprehensive approach and customized solutions.

We believe that our effort in developing comprehensive and customized value offerings for customers has contributed to improving customer experience over time, and that the solutions we have launched have allowed us to lead the industry in terms of customer satisfaction as reflected by a net promoter score of 71% as of December 31, 2024, according to a syndicated study conducted by Procalidad. This has also been supported by an average voluntary attrition rate of 2.5% for the year ended December 31, 2024, which compares to the 2.4% average voluntary attrition rate posted sequentially between 2020 and 2023, according to our management information system.

(4)	Creation of new Acquiring and Processing Services Subsidiary (B – Pago)

Over the past few years, especially since the end of 2020, cash payments for goods and services in Chile have declined while being substituted by credit and debit cards as the most used payment method. In addition, the significant increase in online transactions has further driven the growth and use of digital payment methods both locally and internationally. As part of the transformation of the payment ecosystem, since March 2020, Chile has been operating under the “four-party model,” which has allowed the incorporation of new players in the acquiring market. This has resulted in greater competition, reduced fees for customers, and increased financial inclusion, together with multiple benefits for customers and small and medium-sized companies by enabling quick and simple tracking of sales, deposits, charges, and various types of reports that facilitate business management.

In this context, in July 2024, we incorporated a new subsidiary, B-Pago, which aims to become a new acquiring and processing service company that seeks to compete in the four-party model ecosystem while improving the value proposition offered to our customers, with a special focus on SMEs and middle market companies, through innovative payment and cash management solutions.

As of the date of this annual report, B-Pago is in the start-up phase and operations are expected to commence by the end of 2025.

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

We are dedicated to developing and optimizing internal processes to reduce and manage our expenses. Throughout 2024, we continued to enhance our IT infrastructure in order to increase stability and efficiency for all of our customers. Likewise, we continued to disburse financial resources to reinforce our IT infrastructure in respect of cybersecurity matters. We believe this is the best way to improve our operating efficiency and enhance security standards while properly meeting our customers’ needs, which are increasingly linked to digital channels, fast response and timely service. For more information see “Item 4. Information on the Company—Capital Expenditures”

●	Main Achievements in 2024

(1)	Efficiency and Productivity Initiatives

In 2024, we continued to promote our focus on efficiency and productivity in all aspects of the banking business. In this line, we have continued to reinforce the work of the specialized area that is implementing a cross-enterprise cost management program by seeking incremental savings gains in all the activities we carry out. Based on this, for instance, during 2024 we managed to increase the margin of our deposits and credit card business by means of both deploying selective pricing initiatives and designing tailored commercial incentives. In terms of cost control, which is one of our key efficiency pillars, during 2024 we enhanced our internal and centralized purchase model, which is based on standardized requirements for providers and selection of bids through a real-time auctioned process, by: (i) incorporating new control procedures into the negotiation phase and the results of the purchasing process, by including the advice of the tax management area to identify the appropriate tax treatment depending on the type of supplier and service, or in the case of foreign suppliers, to request additional information when evaluating the economic offer, (ii) adding new control protocols when the service involves outsourcing to ensure proper control of external personnel, and (iii) reinforcing control procedures of the global control area for critical services to ensure contracts contain all the required clauses.

Additionally, during 2024, we focused on identifying areas of improvement in internal processes that resulted in diverse actions, including: (i) the transformation of the service model through the expansion of functionalities in remote and self-service channels, proper change management in the early digital adoption of customers, and the reduction of face-to-face service times, (ii) the optimization of the in-person service network, organizational restructuring, centralization of functions, and contract renegotiation, and (iii) the implementation of a new commercial agreement for location of our ATM network.

(2)	Technological advances in internal processes

We promote the progressive evolution of our technological infrastructure and capabilities to keep them modern, flexible, scalable, and aligned with market-leading practices. As part of these guidelines, we aim to develop highly automated processes and specialized software that allow us to accelerate our knowledge to address digital transformation. In this regard, during 2024, we made significant progress, including: (i) productivity improvements based on robotic process automation, development of AI use cases, and digitization of transactions, (ii) advancements in the new ERP platform for the automation and centralization of purchasing and payment activities, along with new processes to optimize capital expenditures in infrastructure, (iii) the strengthening of the technological architecture and high service standards through the updating of our data center networks and the implementation of a multicloud strategy, and (iv) progress in the technological transformation and modernization of our mutual funds and stock brokerage subsidiaries.

(3)	Branch Network and Headcount Optimization

We believe that remote channels are key to the future of banking, particularly amid new regulatory requirements, intensified competition, the entry of new banking players, and higher reputational exposure, all of which translates into higher costs. Similarly, customers are increasingly demanding new and innovative distribution channels and visiting branches less, given lack of time, but mostly due to the massive use of internet and the fast adoption of smartphones. In 2018, these trends led us to undertake financial and strategic analyses aimed at revising our entire branch network in terms of profitability, location, layout and services offered through these channels. In 2024, we continued to deploy this analysis by considering demographic change, physical coverage, and customers’ profiles, among other topics. In this regard, our current service model strategy includes the integration of the former CrediChile network into the Banco de Chile’s network. Through these means, we believe that we are able to provide superior and tailored local solutions, as well as reduce operational costs.

As a result, we have reduced our branch network from 334 locations as of December 31, 2020, to 226 branches as of December 31, 2024. Most of this decrease was related to our efficiency and branch optimization program and the adoption of new technologies that have allowed us to streamline internal processes with a front-to-back view.

Likewise, the deployment of our efficiency program has enabled us to streamline several internal processes with a front-to-back approach that, along with organizational restructuring we have carried out in order to both imprint an efficiency-focused culture across the corporation and due to the branch network optimization, has translated into a steady optimization in headcount from 12,284 employees in 2020 to 11,614 employees in December 2024, which represents a 5.5% decrease.

	For the Year Ended December 31,
	2022	2023	2024
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$)
Operational Ratios
Loans per Branch (in Millions of Ch$)	138,069	143,740	172,014
Loans per Employee (in Millions of Ch$)	2,926	3,024	3,347

●	Commitment to Sustainability and Chile

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

Over the years, in line with its commitment to Sustainability and Chile, we have promoted different initiatives focused mainly on the areas of: (i) training and education for communities, (ii) entrepreneurship support, (iii) inclusion, and (iv) environment commitment. Our sustainability strategy is aligned with the Sustainable Development Goals (SDGs) and therefore seeks to promote inclusive economic development, promote environmental sustainability, stimulate innovation and partnerships, in addition to strengthening the relationship with the communities in which the Bank operates.

●	Main Achievements in 2024

In recent years, we have successfully deployed diverse initiatives, in which we also achieved significant accomplishments in 2024, as follows:

(1)	Training and Education for Communities

Banco de Chile is aware that education is a key factor in the country’s economic and social development. In order to provide more and better opportunities for people to improve their quality of life through education, we promote initiatives that contribute to access and equity in education, which have materialized through diverse initiatives. The “Cuentas con el Chile” program is a financial education and wellness program, which aims to contribute to financial education and inclusion through the implementation of various activities, including digital financial education, face-to-face financial education, and financial education mentoring. In 2024, this initiative trained 4,586 people from all regions of the country, with special emphasis on young middle and high school students, elderly people, people with disabilities, and women. As a result, 22 schools benefited from these actions that enabled the training of 2,408 students in diverse matters related to informed behavior, financial responsibility and recommendations for savings practices. As part of this program, 60 volunteers from Banco de Chile provided mentorship to entrepreneurs covering topics such as financial education and welfare knowledge through interactive workshops that promote an informed, responsible and secure behavior on financial matters.

In addition, we carried out the “Compromiso TP” (TP Commitment) program, an initiative that aims to promote work opportunities for technical school students through an alliance with Fundación Chile. In the first stage, this program focuses on management and information technology skills through integration and curricular strengthening. Compromiso TP also uses a new educational approach in relation to lecturer skills and provides students with the opportunity to use diverse tools and practices that allow them to pursue better employment opportunities upon graduation. In 2024, through this program, more than 600 students received certification in diverse matters including accounting, networks and connectivity, programming and telecommunication.

Also, to promote community training, with special emphasis on women in technology, during 2024, a total of 255 women and young people took bootcamps ranging from 60 to 350 training hours, which allowed them to be certified in web development, cloud support practitioner, full-stack Java web development with Spring & SpringBoot, data analysis and visualization techniques, among other topics.

(2)	Entrepreneurship Support

Throughout our history, we have demonstrated our commitment to the development and success of entrepreneurs, for which we have implemented different gathering and supporting instances in order to promote their advancement in their business goals. During 2024, the main initiatives we carried out in this area were:

-	“9th National Entrepreneur Challenge Contest.” The “Concurso Desafio Emprendedor” (National Entrepreneur Challenge Contest) program, which seeks to promote the development of micro-entrepreneurs and SMEs throughout the country, in association with Desafío Levantemos Chile, has become one of the most important entrepreneurship support programs in Chile. In 2024, more than 23,000 entrepreneurs registered in the contest, which provides cash prizes and training activities for entrepreneurs on various topics such as budgeting, work methodologies, saving alternatives, investment choices and responsible financial indebtedness. Likewise, this initiative permits entrepreneurs to access an ecosystem in which they increase visibility, boost sales and generate stronger and long-lasting relationships with their current and potential customers. This year, the contest’s runners-up will be provided with mentoring to build their pitch with the support of experts and participation in an open television program, along with cash prizes.

-	“Entrepreneurship Impact.” The “Impacto Emprendedor” (Entrepreneurship Impact) program focuses on undergraduate, graduate and recent graduates of higher education establishments in the country (universities and technical schools). In 2024, we organized the fourth version of the national university entrepreneurship contest “Impacto Emprendedor”, convening 460 teams composed of more than 1,000 students from 68 educational entities.

-	“Women who Inspire.” The “Mujeres de Inspiran” (Women who Inspire) program aims to have a positive impact on the development of the country by promoting gender equality, education, employment and the development of local economies through women who lead their communities. In 2024, 40 women were awarded as microentrepreneurs or leaders of social organizations that have marked their communities through sustainable initiatives in the social, environmental and economic fields. Based on this recognition, these women received mentoring and specialized training provided by volunteer mentors from Banco de Chile, on topics that include accounting and leadership, in addition to providing them with financial resources and technological tools.

(3)        Inclusion

In 2024, we continued to promote Inclusion, Non-Discrimination and Respect to Diversity across the corporation. Through this pillar, we aim to improve our knowledge of physical disability, discrimination, and diversity while developing higher sensitivity on these matters.

Our commitment to disabled people is permanent. In 2024, we worked once again with Teleton in the annual fund-raising campaign by putting our nationwide distribution network, internet-based platforms, and mobile applications for smartphones, in addition to other technological resources, at Teleton’s disposal. Also, more than 7,000 of our employees participated as volunteers in the annual campaign. We have been supporting the Teleton Foundation since its establishment in 1978.

Likewise, we sponsor paralympic sportsmen and sportswomen while organizing sporting events for disabled people like the Chilean Open Wheelchair Tennis Tournament. Due to our commitment to inclusion, especially through sports, we received the “Special Olympics Inclusive Seal” from Special Olympics, the world’s largest sports organization for disabled people.

Additionally, in 2024, we held the seventh version of “Navidad con Sentido” (Christmas with Sense), an initiative that allows volunteers teams from Banco de Chile to design and implement sustainable impact projects that benefit social organizations across the country. In 2024, this activity involved more than 1,200 volunteers, benefiting around 10,000 children, teenagers, disabled people and elderly people from 98 institutions.

(4)	Environment Commitment

We prioritize sustainable development along with responsible environmental and social management, recognizing the role that financial entities play in driving the economic system. Through diverse initiatives, we focus on enhancing community engagement through competitive funds, partnerships, and volunteer programs, strengthening strategic collaborations with foundations, universities, and organizations aligned with the pillars of sustainability—entrepreneurship and education, contribution to environmental care, emergency support, and inclusion—placing a strong emphasis on local relevance.

“Emergency Response”

As part of our commitment to respond to the emergency, during 2023 and 2024, we worked in alliance with “Desafío Levantemos Chile” in the reconstruction of a rural school in Colico Alto, in the Biobío Region, that was completely devastated by wildfires occurred in February 2023. We fully financed the reconstruction of the school, the replacement of furniture, the purchase of teaching materials and the provision of technological equipment. The new school has high standards of construction, accessibility and sustainability.

Additionally, in order to support entrepreneurs affected by the wildfires that occurred in the early 2024 in Villa Independencia and El Olivar sectors in Viña del Mar city, we deployed volunteer teams that assisted 500 entrepreneurs with the delivery of various work tools aimed at boosting and recovering their activities as soon as possible.

“Blue Commitment” Program

In May 2022, we launched the “Compromiso Azul” (Blue Commitment) Program, which is a roadmap on environmental and climate change matters. This program is composed of diverse initiatives that seek to contribute to the environment care through different initiatives, such as operational eco-efficiency, community relations, recycling and the offer of products and services for people and SMEs. In 2024, we carried out several volunteer programs called “Cuadrilla Azul” (Blue Crew) focused on environmental care. Through this initiative, during the last year we primarily focused on cleaning beaches, rivers, and wetlands. In two days, 340 volunteers of Banco de Chile managed to cover 10 locations nationwide, were more than 985,000 square meters were cleaned, and around 17 tons of waste were collected and taken to recycling plants and official landfills. During 2024, our insurance brokerage subsidiary, in collaboration with the international organization Parley for The Oceans, carried out a campaign aimed at cleaning 75 beaches nationwide. This exceeded the 100 beach and wetland cleaning actions projected for the year. This project involved more than 100 local organizations and had the participation of 4,125 volunteers, who collected 65 tons of waste, including more than 20 tons of plastic, preventing it from entering the sea.

“Operational Eco-efficiency”

As part of our Environmental Sustainability Policy, we have defined intervention areas to minimize the impact of our operations in terms of energy and emissions, paper and water consumption, as well as waste generation and recycling.

Throughout 2024, our energy consumption was entirely sourced from renewable energy, allowing us to maintain our energy consumption at approximately 29.8 GWh, consistent with the level achieved in the previous year. Regarding paper consumption, we reduced our usage from 288 tons in 2023 to 222 tons in 2024. This decrease reflects our efforts to prioritize digitalization, enhance operational efficiency, and promote sustainability across the entire Bank. Additionally, water consumption increased from 259 thousand m³ in 2023 to 270 thousand m³ in 2024. Although the impact of the Bank's operations on water usage is not as significant as in other industries, the efficient management of this resource remains a key component of the Bank’s commitment.

Likewise, during 2024 we focused on waste management with a recycling nationwide network implemented in 2023. The project is carried out alongside grassroots recyclers who collect, sort, recover, transform, and reuse waste. Additionally, we support them in the process of formalizing their employment status, achieving a social and environmental impact in the regions and communities where this network operates. Thanks to these efforts, 66.2 tons of waste were recovered in 2024. Moreover, we have implemented an initiative to give a second life to credit and debit cards that do not reach their customers, thus preventing them from ending up in landfills. In 2024, in collaboration with Reco Boards company, we recycled 55,000 cards to create sports equipment to be installed in the playground of Colico Alto School in Santa Juana. In addition to the plastic cards, we managed to recover more than 21,000 Tetra Pak containers, which were used in the construction of equipment. This project helped prevent the emission of approximately 120 kilograms of CO2 into the environment, save more than 2,300 cubic meters of water, and avoid the cutting of about ten trees.

Principal Business Activities

We are a full-service financial institution that provides, directly and indirectly through our subsidiaries and affiliates, a wide variety of lending and non-lending products and services to all segments of the Chilean financial market. Accordingly, for management purposes we organize our operations in the following four business segments:

Source: Banco de Chile.

The information related to our business segments presented in this section has been prepared in accordance with our internal reporting policies. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Results of Operations for the Years Ended December 31, 2022, 2023 and 2024—Business Segments” and “Item 5. Operating and Financial Review and Prospects—Operating Results—Results of Operations for the Years Ended December 31, 2022, 2023 and 2024—Summary of Differences between Internal Reporting Policies and IFRS” for a description of the most significant differences between our internal reporting policies and IFRS.

The following table sets forth information on the composition of our loan portfolio and our consolidated income before income tax in accordance with our internal reporting policies for the year ended December 31, 2024, allocated among our principal business segments:

	For the Year Ended December 31, 2024
	Total Loans		% Participation in Total Loans	Income before Income Tax(1)
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$, except percentages)
Retail banking	Ch$	25,399,116	65.3%	Ch$	706,706
Wholesale banking		13,476,004	34.7		666,217
Treasury and money market operations		—	—		54,867
Operations through subsidiaries		—	—		98,007
Other (adjustments and eliminations)		—	—		—
Total	Ch$	38,875,119	100.0%	Ch$	1,525,797

(1)	This net income breakdown is used for internal reporting and planning purposes and it is based on, among other things, our estimated funding cost and direct and indirect cost allocations. This breakdown may differ in some extents from breakdowns of our operating income for financial reporting and regulatory purposes. Separate information on the operations, assets and income of our financial services subsidiaries and affiliates is provided below under “—Operations through Subsidiaries.”

The following table sets forth our consolidated operating revenues (composed of total operating income before expected credit losses) in accordance with our internal reporting policies, allocated among our principal business segments, for the years indicated:

	For the Year Ended December 31,
	2022		2023		2024
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$)
Retail banking	Ch$	1,788,470	Ch$	1,823,839	Ch$	1,897,035
Wholesale banking		1,008,748		945,944		896,222
Treasury and money market operations		110,190		22,292		60,830
Operations through subsidiaries		229,767		233,275		243,095
Other (adjustments and eliminations)(1)		(21,382)		(39,478)		(46,887)
Total Operating Revenues	Ch$	3,115,793	Ch$	2,994,872	Ch$	3,050,285

(1)	Related to intersegment operations.

The following table sets forth a geographic market breakdown of our operating revenues (composed of total operating income before expected credit losses) in accordance with our internal reporting policies, for the years indicated:

	For the Year Ended December 31,
	2022		2023		2024
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$)
Chile	Ch$	3,137,175	Ch$	3,034,350	Ch$	3,097,172
Banking operations		2,907,408		2,801,075		2,854,077
Operations through subsidiaries		229,767		233,275		243,095
Foreign operations		—		—		—
Operations through subsidiaries		—		—		—
Other (adjustments and eliminations) (1)		(21,382)		(39,478)		(46,887)
Total Operating Revenues	Ch$	3,115,793	Ch$	2,994,872	Ch$	3,050,285

(1)	Related to intersegment operations.

The following table sets forth a breakdown of our loan portfolio by customer and business segments, in accordance with our internal reporting policies for the year ended December 31, 2024:

	For the Year Ended December 31, 2024
	Commercial Loans		Mortgage Loans		Consumer Loans		Total Loans
	(in millions of Ch$)
BANK’S INTERNAL REPORTING POLICIES:
Individuals (Personal Banking)	Ch$	2,686,592	Ch$	12,220,334	Ch$	5,308,818	Ch$	20,215,745
Small & Medium Enterprises		3,967,561		978,570		237,240		5,183,371
Retail Banking		6,654,153		13,198,904		5,546,058		25,399,116
Corporate Banking		5,486,523		—		6		5,486,529
Special Businesses		2,576,469		46		110		2,576,625
Large Companies		5,388,083		19,636		5,131		5,412,850
Wholesale Banking		13,451,075		19,682		5,247		13,476,004
Subsidiaries		—		—		—		—
Total	Ch$	20,105,228	Ch$	13,218,586	Ch$	5,551,305	Ch$	38,875,119

Retail Banking Segment

Our retail banking segment serves the financial needs of individuals and small and medium sized companies through our branch network. As of December 31, 2024, our retail banking segment managed 226 branches operating under the “Banco de Chile” and “Banco Edwards-Citi” brand names. As of December 31, 2024, loans granted by our retail banking segment amounted to Ch$25,399,116 million and represented 65.3% of our total loans as of the same date.

In terms of composition, as set forth in the following table, as of December 31, 2024, our retail segment’s loan portfolio was principally focused on residential mortgage loans, which represented 52.0% of the segment’s loan book. The remaining loans were distributed between commercial loans (26.2%) and consumer (21.8%).

	As of December 31, 2024
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$, except percentages)
Commercial loans
Commercial credits	Ch$	5,810,270	22.9%
Leasing contracts		578,014	2.3
Other loans		265,869	1.0
Total Commercial Loans		6,654,153	26.2
Residential Mortgage Loans		13,198,904	52.0
Consumer Loans
Installment loans		3,252,873	12.8
Credit cards		2,008,297	7.9
Lines of credit and other loans		284,888	1.1
Total Consumer Loans		5,546,058	21.8
Total	Ch$	25,399,116	100.0%

We serve the retail market through our Retail Banking Segment, which is responsible for offering financial services to individuals and microentrepreneurs, as well as small and medium-sized companies with annual sales of up to UF 70,000 (approximately Ch$2,703.4 million as of December 31, 2024). This segment manages our branch network operating under the brand names “Banco de Chile” and “Banco Edwards Citi” and had 226 branches as of December 31, 2024. For purposes of personal banking, the Individuals and SME Area maintains a segmentation to provide customers of middle- and high-income segments with tailored value propositions.

The strategy followed by our Retail Banking Segment is mainly focused on sub-segmentation, multi-brand positioning, cross-selling of lending and non-lending products and service quality based on customized service models for specific customer needs. Also, loyalty programs have been increasingly incorporated into our commercial targets for each sub-segment and they have enabled us to increase the use of our credit cards and our fee-based income. In addition, the area’s operations count on the support of specialized call centers, mobile and internet banking services, along with a wide range of management tools that allow us to measure returns, the performance of cross sold products and the effectiveness of marketing campaigns. Similarly, over the last years the area has strengthened value offering for SMEs by promoting a close relationship, while accompanying entrepreneurs in the diverse stages of their life cycle.

We complement the services offered by our other business segments, especially our wholesale market segment, by offering services to employers, such as direct deposit capabilities for payroll payment purposes, which in turn enable employees to use our deposit services.

In 2024, the Retail Banking Segment focused on targeted growth opportunities while developing new business solutions and benefits to improve our customers’ experience. Based on these pillars, in 2024, this business segment recorded a 4.5% growth in personal banking customers (number of individuals), which was prompted by the upgrade in targeted value propositions that were split into two customer clusters composed of transactional (retail, young and traditional) and relational (preferential and private) customers. Likewise, we introduced tailored value offerings for both digitally-oriented customers and customers who prefer traditional channels. We also launched the FAN Ahorro account, a digital saving account designed for both current and new customers that simplifies the saving process and earns monthly interest. As a result, this business segment recorded a 63.3% growth in saving accounts. Moreover, this business segment achieved a 5.0% increase in checking account customers in 2024, which was in part the consequence of revised current account plans that became simpler, more flexible and more connected to the benefits of the loyalty program.

Also, during 2024, this segment managed to achieve significant advances in payment channels, including: (i) a 8.6% increase in credit card-related loans, which allowed us to gain market share in this lending product, (ii) an annual increase in transactions made through payment channels, as reflected by a 10.9% and 14.5% rise in purchases with both credit and debit cards, respectively, which was coupled with increases of 5.3% and 14.6% in the total stock of credit and debit cards issued in 2024 when compared to 2023, (iii) an increase of 2.3% in consumer installment loans that enabled us to achieve a market share of 20.5%, and (iv) the consolidation of the Fan Account ecosystem, which reached more than 1.7 million customers in 2024 on the grounds of improved service quality and strengthened relationships with customers. In 2024, the Retail Banking Segment also achieved significant increases in lending and saving products. In this regard, throughout the year the segment’s customer base grew by approximately 58,850 new current account holders.

During 2024, the SME banking unit managed to implement digital solutions for customers to provide timely and efficient services while expanding the range of digital products. This resulted in a significant increase in the use of digital channels by SME customers. In this regard, during 2024, approximately 75.3% of transactions made by SME customers were conducted digitally (including loan applications and payment orders). Aligned with the same strategy, current accounts opened by SME banking increased 44.6% compared to 2023, reaching approximately 23,600 clients. This growth was primarily driven by the introduction of new commercial plans, which leveraged technological capabilities. From the lending business perspective, we have become the leader in supporting SMEs and entrepreneurs nationwide by positioning first in commercial loans granted under the FOGAPE Chile Apoya program over the past year, reaching a 28.1% share of the total amount provided by local financial institutions. More recently, we enhanced our value offering for SMEs by creating B-Pago, a new acquiring and processing credit and debit card company aimed at improving our customers’ experience, with a special focus on SMEs and middle-market companies, through innovative payment and cash management solutions.

As of December 31, 2024, the Retail Banking Segment served 1,427,372 core customers (those holding a current account or a loan outstanding) of whom 1,257,407 were individuals and 169,965 were small and medium sized Chilean companies. This customer base resulted jointly in total loans granted to 1,139,874 borrowers, which included 145,495 residential mortgage loans debtors, 133,747 commercial loan debtors, 544,010 utilized lines of credit, and 316,622 installment loans.

As of December 31, 2024, 79.6% of our loans managed by this area were granted to individuals, which represents Ch$20,215,739 million. As of the same date, Ch$5,183,371 million (20.4% of loans granted to retail banking customers) were granted to SMEs.

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

As of December 31, 2024, we had Ch$3,253,647 million in installment loans granted by the Bank as a whole, which accounted for 58.6% of our total consumer loans. Most of these installment loans are denominated in Chilean pesos and are payable on a monthly basis.

Residential Mortgage Loans

As of December 31, 2024, we had outstanding residential mortgage loans of Ch$13,218,586 million (under internal reporting policies considering the Bank as a whole), which represented 34.0% of our total loan book as of the same date. According to information published by the CMF, as of December 31, 2024, we were Chile’s fourth largest private sector bank in terms of year-end mortgage loans balances, accounting for approximately 15.5% of mortgage loans granted by the Chilean banking industry, excluding operations of banks’ subsidiaries operating abroad.

Our residential mortgage loans are generally denominated in UF and have maturities ranging from five to 30 years. As of December 31, 2024, the average residual maturity of our residential mortgage loan portfolio was 16.5 years. Originally, we funded our residential mortgage loans through the issuance of mortgage finance bonds, which are recourse obligations only to us with payment terms that are matched to the residential loans. Also, the mortgage finance bonds bear real market interest rates plus a fixed spread over the variable rate of the UF, which permits us to partially reduce our exposure to interest rate fluctuations and inflation. Chilean banking regulations allow us to finance up to 100% of a residential mortgage loan with mortgage finance bonds, based on the purchase price of the property securing the loan or the appraised value of such property. In addition, we generally require that the monthly payments on a residential mortgage loan do not exceed 25% of the borrower’s household after tax monthly income. However, that limit may be adjusted for the middle- and high-income population segments.

Over the last two decades, we have promoted the expansion of Mutuos Hipotecarios, a mortgage lending product, which is not financed by mortgage finance bonds, but instead through our general funds. As of December 31, 2024, our residential mortgage loan portfolio was principally composed of Mutuos Hipotecarios, as customers have preferred them due to their flexibility and simplicity (for instance the interest rate is known in advance by the customer, which is not the case for mortgage finance bonds that are traded in the secondary market and, therefore, subject to discounts and variations), as they are easier to prepay and permit financing of up to 100% of the purchase price (as stated by the applicable local regulation), although banks limit such maximum financing portion based on internal credit policies, capital requirements, and economic cycles, among others.

The following table sets forth the composition of our residential mortgage loan portfolio by product type:

	As of December 31, 2024
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$, except percentages)
Secured Residential Mortgage Loans(1)
Loans financed with Mortgage Bonds	Ch$	1,391	0.01%
Mutuos Hipotecarios		13,217,195	99.99
Total Secured Residential Mortgage Loans	Ch$	13,218,586	100.00%

(1)	Corresponds to the Bank’s total secured residential mortgage loans and not only those associated with the Individuals and SME Area.

As shown above, as of December 31, 2024, residential mortgage loans related to Mutuos Hipotecarios represented 99.99% of our total residential mortgage loan portfolio, while the remaining 0.01% corresponded to mortgage loans financed with Mortgage Bonds. As of the same date, the Mutuos Hipotecarios portfolio had an average origination period of 16.5 years (the period from the date when the loans were granted to the specified date). In terms of credit risk, in 2024, loans related to Mutuos Hipotecarios had a gross (before recoveries) credit risk ratio of 0.08%. It is important to mention that currently the residential mortgage loan portfolio financed with Mortgage Bonds is composed of old loans and the instrument is no longer offered by us.

Credit–Granting Requirements

Requirements (in millions of Ch$, except percentages)
Loan–to–Value Ratio	≤ 80%	> 80%
New Customers(1)
Employed
Years employed	≥ 1 year	≥ 1 year
Monthly Income	≥ Ch$0.5	> Ch$2.1
Self-Employed
Years Employed(2)	≥ 2 years	≥ 2 years
Monthly Income	≥ Ch$0.5	> Ch$2.1
New Customers with a University degree(3)
Employed
Years employed	≥ 1 year	≥ 1 year
Monthly Income	≥ Ch$0.5	> Ch$0.9
Self-Employed
Years Employed(2)	≥ 2 years	≥ 2 years
Monthly Income	≥ Ch$0.5	> Ch$0.9

(1)	Refers to customers with or without university degree, who do not supplement income with a guarantor’s income.

(2)	In the case of self-employed customers, years employed refers to the minimum period of time in which the customer has filed annual tax bills with the Chilean Internal Revenue Service.

(3)	Refers to customers with university degree awarded by a group of universities according to our internal credit approval process.

For those loans that finance a higher portion of the property appraised value, we demand that customers comply with stricter requirements, which are verified during the credit assessment stage. These requirements are related to: (i) the history of the relationship between the Bank and the customer (new or current customer), (ii) credit risk scores, (iii) monthly income, (iv) type of job (employed or self-employed) and (v) years employed. In order to illustrate the above mentioned, the table below sets forth an example of requirements for residential mortgage loans that finance up to 80% and more than 80% of the property value, with a common term and granted to employed as well as self-employed new customers.

During 2024, 25.7% of the residential mortgage loans granted to our customers financed between 90% and 100% of the property value. Similarly, during 2024, loans financing between 75% and 90% of the property appraised value represented 42.3% of these loans, loans financing between 50% and 75% of the property value represented 26.7% of these loans, and loans financing less than 50% of the property value represented 5.4% of these loans. According to our prudent risk approach, we have been tightening our credit granting policy for residential mortgage loans by restricting the loan financing limit as a percentage of the property’s value, although higher financing may be granted to longstanding customers within specific segments.

An additional feature of our mortgage loans is that mortgaged property sometimes, and under certain conditions, secures some of the mortgagor’s other credits with us, including installment loans and due balances associated with credit cards and credit lines. Our total amount of loans secured by real estate guarantees, their loan–to–value (LTV) ratio and their relative share in our total loan portfolio, as of December 31, 2024, are depicted in the table below:

	As of December 31, 2024
	Outstanding Balance		LTV(2)(3)	% of Bank’s Total Loans
	(in millions of Ch$, except percentages)
BANK’S INTERNAL REPORTING POLICIES:
Secured Loans(1)
Residential Mortgage Loans	Ch$	13,218,586	67.7%	34.0%
Other than mortgage loans		1,244,309	6.4	3.2
Total Secured Loans	Ch$	14,462,896	74.1%	37.2%

(1)	Corresponds to the Bank’s total secured loans and not only those associated with the Retail Banking Segment.

(2)	LTV ratio is computed as the amount of secured loans divided by the value of their associated collateral.

(3)	For other-than-mortgage loans, the LTV ratio is computed as the amount of the excess guarantee, after deduction of the balance of the associated residential mortgage loan, as those guarantees are initially established in order to secure the residential mortgage loan.

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

In addition, the following table sets forth the composition of the other-than-mortgage loans secured by real estate guarantees:

	As of December 31, 2024
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$, except percentages)
Secured Other-than-Mortgage Loans(1)
Consumer Loans	Ch$	822,791	66.1%
Credit Cards		368,057	29.6
Credit Lines		53,462	4.3
Total Secured Other-than-Mortgage Loans	Ch$	1,244,309	100.0%

(1)	Corresponds to the Bank’s total secured Other-than-Mortgage Loans and not only those associated with the Retail Banking Segment.

Unlike in other countries, in addition to the specific legal rights afforded by the mortgage loan (including foreclosure rights), the Bank may collect the pending balance of the mortgage loan over other assets of the mortgage debtor based on certain legal liens provided by law (derecho de prenda general). Regarding the foreclosure processes, as permitted by Chilean regulations we may write-off secured loans (such as residential mortgage loans) the earlier of 48 months from the date the loans become overdue and once we have made all efforts for recovering the past-due loans without success. This applies to residential mortgage loans financed with mortgage finance bonds as well as for Mutuos Hipotecarios. Our foreclosure processes comply with the procedures specified by Chilean regulation. However, as we strive to improve our collection processes, we have achieved average terms of 13 months for foreclosures associated with residential mortgage loans.

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

Credit Cards

As of December 31, 2024, we issued both individual and corporate Visa and MasterCard credit cards. In addition to traditional credit cards, our portfolio also includes co-branded cards. As of December 31, 2024, we had two loyalty programs or cobranding agreements, namely “Travel Club” and “Entel Visa.” Credit cards issued under these cobranding agreements supplemented the credit cards that we issued under the brand names Banco de Chile and Banco Edwards-Citi. In addition, as of December 31, 2024, we offered 19 types of credit cards, targeting diverse types of segments and encompassing different benefits, including: Visa Corporate, Visa Corporate Signature, Visa Dorada, Visa Infinite, Visa Infinite Plus, Visa Internacional, Visa Platinum, Visa Platinum Pyme, Visa Pyme/Empresarial, Visa Signature, Visa Signature VIP, Visa Signature Entel, Visa FAN Internacional, MasterCard Black, MasterCard Dorada, MasterCard Internacional, MasterCard Platinum, MasterCard Corporate and MasterCard Corporate Executive.

Our affiliate, Transbank S.A., provides us with services related to payment transactions support. As of December 31, 2024, Transbank S.A. had 11 shareholders (including us) and as of the same date, our equity ownership in Transbank S.A. was 26.16%.

As of December 31, 2024, we had 1,544,382 valid credit card accounts, with 1,784,749 credit cards issued to individuals and small and medium sized companies (according to the CMF), held by 1,531,925 customers. Total charges on our credit cards during 2024 amounted to approximately Ch$8,548,473 million, with Ch$7,858,686 million corresponding to purchases in Chile and abroad and Ch$689,787 million corresponding to cash withdrawals both within Chile and abroad. The amount of purchases made by our customers accounted for 17.9% of the total purchase volume of banks’ credit cards in 2024, according to statistics provided by the CMF. Similarly, our market share in terms of cash withdrawals and automatic bill charges were 18.3% and 15.0% as of the same date, according to the CMF.

As of December 31, 2024, our credit card loans to individuals and small and medium sized companies amounted to Ch$2,008,297 million and represented 36.2% of our retail market business segment’s consumer loans.

We believe that the Chilean market for credit cards has attractive growth potential, especially in the middle-income customer segment, where banking penetration is still low. Likewise, fees associated with credit cards should continue to decline due to increasing competition from traditional banks operating in Chile and non-banking players, such as large department stores and other companies, from diverse industries, involved in the issuance of credit cards. As a result, we strive to develop customized commercial strategies to reinforce this payment channel by applying business intelligence tools that enable us to satisfy the needs of our diverse customer base. Also, based on the new rules issued in the last years by our regulator in relation to the four-party model and its implications for the processing and merchant acquiring services market for credit and debit cards, in 2024, we created B-Pago subsidiary, which is a new acquiring network that is due to start operations by the end of 2025.

Regarding the four-party new model, a technical committee is responsible for determining the maximum interchange fees that may be charged by credit card issuers (such as banks, including us) to companies that provide merchant acquiring services. Since its inception functioning the technical committee has reduced the maximum interchange fees twice, which resulted in lower fee income for banks. Although fees were expected to be redefined in October 2024 once again, the process was postponed on the grounds of diverse comments the technical committee received from market agents. For more information see Item 3. Key Information–Risk Factors–Risks Relating to our Operations and the Chilean Banking Industry–Stricter banking regulations and changes in law may constrain our operations and thereby adversely affect our financial condition and results of operations–Other Legal and Regulatory Requirements.

As of the date of this annual report, B-Pago is implementing the necessary technological architecture for operation and is projected to launch during the last quarter of 2025, when the productive pilot begins and once all necessary certifications from the various brands associated with the operation, the local IRS, and the CMF are received.

Commercial Credits

Commercial credits granted by our Retail Banking Segment mainly consist of project financing, long-term financing and working capital loans granted to small and medium sized companies, which are denominated in Chilean pesos, UF and U.S. dollars and may bear fixed or variable rates of interest with average maturities of approximately four years (excluding non-residential mortgage loans). As of December 31, 2024, our Retail Banking Segment had outstanding commercial loans of Ch$5,810,270 million, representing 22.9% of the retail banking segment’s total loans and 14.9% of our total loans as of the same date.

Leasing Contracts

Leasing contracts are financial leases for capital equipment and property. Leasing contracts may bear fixed or variable interest rates and they generally have terms that range from one to five years for equipment and from five to 20 years for properties. Most of these contracts are denominated in UF. As of December 31, 2024, our Retail Banking Segment had outstanding leasing contracts of Ch$578,014 million, representing 2.3% of the retail banking segment’s total loans and 1.5% of our total loans as of the same date.

Lines of Credit

As of December 31, 2024, the Retail Banking Segment had approximately 1,099,108 approved lines of credit to individual customers and small and medium sized companies. Also, the unit had outstanding advances to 544,010 individual customers and small and medium sized companies that totaled Ch$283,205 million, or 1.1% of the retail banking segment’s total loans and 0.7% of our total loans.

Our lines of credit for individual customers are generally available on a revolving basis, up to an approved credit limit, and may be used for any purpose. Advances under lines of credit are denominated in Chilean pesos and bear an interest rate that is set monthly.

Debit Cards

We offer different types of debit cards to our customers. Depending on their specifications, these cards can be used for banking transactions at ATMs that operate on the local network provided by Redbanc and the local network of merchants participating in the local Redcompra debit program. Also, our debit cards can be used internationally through the Visa International PLUS network or the international network of merchants associated with the Electron program. We name these debit cards depending on the card’s specific features and the link between the brand and target market which they serve. During 2024, we offered the following debit cards: Visa Infinite, Visa Estándar, Visa Estandar FAN, Visa Signature, Visa Platinum, Visa Debit Business and debit cards for companies. As of December 31, 2024, according to the CMF, we held a 11.2% market share of debit card transactions, which corresponds to approximately 467 million transactions throughout the year, according to the CMF.

Deposit Products

We strategically offer deposit products to increase our deposit-taking activities as a means of diversifying our sources of funding. We believe that the deposits of our individual customers provide us with a relatively low-cost, stable source of funding, as well as an opportunity to cross-market our other products and services. In this regard, we offer current accounts, time deposits and savings accounts to our individual customers. Current accounts are Chilean peso-denominated and the majority bear no interest (approximately 0.04% or 535 of our total current accounts are interest-bearing), and savings accounts are denominated in UF and bear a fixed-interest rate. Time deposits may be denominated in Chilean pesos, UF and U.S. dollars and most of them bear interest at a fixed rate with terms that range between seven to 360 days.

While demand has historically been focused on UF-denominated deposits during periods of high inflation, demand for Chilean peso-denominated deposits has increased in recent years as a consequence of lower and more stable inflation rates in Chile.

In 2020 and 2021, due to the COVID-19 pandemic, we experienced a significant increase in demand deposit balances, which was aligned with historically low interest rates and reflected Central Bank decisions to promote liquidity in the banking system and the whole economy by keeping the reference rate at 0.5% during 15 months starting April 2020, leading depositors to prefer liquidity over profitability and, therefore, moving from time deposits to demand deposits. As a result of the inflationary pressure due to the boost in household spending caused by a liquidity surplus in the economy in 2021 and 2022, the Central Bank then adopted an aggressive monetary policy, which increased form 0.5% in July 2021 to 4.00% in December 2021 and to 11.25% in December 2022. Since inflation took longer-than-expected to decline, the Central Bank kept the monetary policy interest rate at 11.25% until July 2023, after the 12-month CPI variation began to show signs of retreat. Based on that, the Central Bank reduced the monetary policy interest rate gradually until such rate reached 8.25% in December 2023. Due to both the higher opportunity cost of funds and the loss in purchasing power due to inflation, depositors began to move from demand deposits to short-term time deposits, which resulted in annual declines of 27.8% and 0.5% in year-end total demand deposit balances for us in 2022 and 2023, respectively. In 2024, even though inflation registered a moderate rebound by ending the year at 4.5%, measured as CPI variation, the Central Bank continued to have an easing monetary stance by decreasing the reference interest rate to 5.0% in December 2024. As a result, given the downward trend in interest rates, the annual average balances of time deposits managed by our Retail Banking Segment decreased by 1.8% in 2023 and by 8.1% in 2024. Also, given the lower opportunity cost once inflation began to decrease, average demand deposits managed by the Retail Banking increased by 3.8% in 2024, which compares to the 19.9% decrease recorded in 2023 given the prevailing level of interest rates at that point.

Wholesale Banking Segment

Our wholesale banking segment serves the needs of corporate customers. In 2024, this business segment recorded annual operating revenues of approximately Ch$896,222 million, which represented 29.4% of our total operating revenues. Also, for the year ended December 31, 2024, this segment recorded an income before income tax of Ch$666,217 million, which represented 43.7% of our consolidated income before income tax. As of December 31, 2024, loans granted by this business segment amounted to Ch$13,476,004 million and represented 34.7% of our total loan portfolio.

The following table sets forth the composition of our portfolio of loans to the wholesale market in accordance with our internal reporting policies, as of December 31, 2024:

	As of December 31, 2024
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$, except percentages)
Commercial credits	Ch$	9,454,705	70.2%
Foreign trade loans		1,912,481	14.2
Leasing loans		1,413,009	10.5
Factoring loans		539,862	4.0
Other loans		155,946	1.2
Total	Ch$	13,476,004	100.0%

As of December 31, 2024, we had 10,947 debtors out of a total of 28,477 core customers (those holding either a loan or a current account with us). Our wholesale customers are engaged in a wide range of economic sectors. As of December 31, 2024, loans granted by our wholesale banking segment were mainly related to:

●	financial services (approximately 18.7% of all loans granted by this business segment);

●	manufacturing (approximately 9.2% of all loans granted by this business segment);

●	construction (approximately 6.7% of all loans granted by this business segment);

●	commerce and trade (approximately 6.6% of all loans granted by this business segment);

●	agriculture, forestry and fishing (approximately 5.8% of all loans granted by this business segment);

●	mining (approximately 4.9% of all loans granted by this business segment);

●	communication and transportation (approximately 4.2% of all loans granted by this business segment);

●	utilities (approximately 3.7% of all loans granted by this business segment); and

●	community, social and personal services (approximately 2.3% of all loans granted by this business segment).

In line with our strategy of identifying and differentiating market segments in order to provide improved value propositions for a diversified customer base, three of our areas provide our wholesale customer base with banking and financial products and services: (i) the Corporate Area, (ii) the Special Business Area and (iii) the Large Companies Area.

Corporate Area

The Corporate Area provides banking products and services to corporations with annual sales exceeding UF 3.0 million (approximately Ch$115,859.5 million as of December 31, 2024). This area’s customers consist of a large proportion of Chile’s publicly-traded and non-listed companies, subsidiaries of multinational companies and conglomerates operating in Chile (including those operating in the financial, commercial, manufacturing, industrial and infrastructure sectors), as well as projects and concessions. Thus, in addition to traditional lending products, this area offers a wide range of non-lending services related to project finance, deal structuring associated with business acquisitions, cash management, deposits and funds administration, financial advisory, among others. Also, this area is in charge of coordinating and overseeing both our Leasing Business and our International Private Banking Unit.

As of December 31, 2024, the Corporate Area had approximately 505 debtors out of a total of approximately 2,226 core customers (those holding either a current account or a loan with us). Also, this area managed total outstanding loans of Ch$5,486,529 million, which represented 14.1% of our total loan book as of the same date.

The following table sets forth the composition of our Corporate Area’s loan portfolio in accordance with our internal reporting policies, as of December 31, 2024:

	As of December 31, 2024
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$, except percentages)
Commercial credits	Ch$	3,870,313	70.5%
Foreign trade loans		1,093,479	19.9
Factoring loans		149,479	2.7
Leasing loans		293,933	5.4
Other loans		79,596	1.5
Total	Ch$	5,486,529	100.0%

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

In cash management, as of December 31, 2024, we were party to approximately 12,228 payment service contracts and approximately 874 collection service agreements with corporations. We believe that cash management and payment service contracts, in particular, provide us with a source of low-cost deposits and the opportunity to cross sell our products and fees to payees, many of whom maintain accounts with us. Under our collection contracts, we act as a collection agent for our corporate customers, providing centralized collection services for their accounts receivable and other similar payments. For the year ended December 31, 2024, joint volumes associated with collection and payment agreements increased by approximately 15.6% when compared to 2023.

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

In recent years, the market for loans to corporations in Chile has reduced margins due to increasing competition and moderate expansion in terms of borrowing. For this reason, we have focused on optimizing the profitability in this segment by enhancing our cross selling through the generation and enhancement of fee-based services, such as payroll processing, dividend payments and billing services, as well as computer banking services. This strategy has enabled us to maintain profitable and long-term relationships with our corporate customers while preserving the ability to grant loans when appropriate business opportunities arise.

In 2024, this business area was focused on the digitalization and update of diverse products and services with the aim of delivering a more flexible and accessible experience to customers. Amid a challenging business environment, our Corporate Unit posted a 2.3% annual decrease in total loans, resulting from a decrease in commercial credits to corporations given the contraction in capital expenditures, and a deteriorated business sentiment and uncertainty regarding the evolution of economic activity, which has affected corporate lending over the last years.

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

As of December 31, 2024, our Special Businesses Area had approximately 727 borrowers out of a total of 5,250 core customers (those holding either a current account or a loan with us). In addition, as of the same date, loans granted by this area accounted for Ch$2,576,625 million, which represented 6.6% of our total loans.

The following table displays the loan portfolio composition of the Special Businesses Area, in accordance with our internal reporting policies, as of December 31, 2024:

	As of December 31, 2024
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$, except percentages)
Commercial credits	Ch$	2,471,202	95.9%
Leasing loans		57,000	2.2
Other loans		48,423	1.9
Total	Ch$	2,576,625	100.0%

In 2024, the Special Businesses Area continued to deploy a differentiation strategy focused on the family office sub-segment. In this group of customers, relationships are crucial and, therefore, this area has concentrated on reinforcing the team’s capabilities while establishing a collaborative work relationship with our subsidiaries Banchile Administradora General de Fondos (mutual funds management) and Banchile Corredores de Bolsa (securities brokerage) in order to offer a wide array of wealth management services and products based on our knowledge of our customers. The Special Businesses Area recorded an annual increase of 5.0% in total loans during 2024, particularly concentrated in commercial credits and, to a lesser degree, in leasing loans.

Large Companies Area

Our Large Companies Area provides companies, with annual sales that range from UF 70,000 (approximately Ch$2,703.4 million as of December 31, 2024) to UF 3.0 million (approximately Ch$115,859.5 million as of December 31, 2024), with a broad range of financial products and services. Customers served by this area are those related to the commercial, manufacturing, agricultural, forestry, fishing and infrastructure sectors, among others.

As of December 31, 2024, we had 9,177 large company debtors out of a total of 19,404 core customers (those holding either a current account or a loan with us). Loans granted by the Large Companies Area amounted to Ch$5,412,850 million as of the same date, which represented 13.9% of our total loans.

The following table sets forth the loan portfolio composition of the Large Companies Area, in accordance with our internal reporting policies, as of December 31, 2024:

	As of December 31, 2024
BANK’S INTERNAL REPORTING POLICIES:	(in millions of Ch$, except percentages)
Commercial credits	Ch$	3,113,190	57.5%
Leasing loans		1,206,801	22.3
Foreign trade loans		812,154	15.0
Factoring loans		209,447	3.9
Other loans		71,258	1.3
Total	Ch$	5,412,850	100.0%

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

The Large Companies Area aims to provide its customers with excellent service based on proactive financial support that enhances long-term relationships with customers. Over time, the area has developed service models intended to take advantage of synergies arising from the interaction of account and specialized support executives responsible for ensuring comprehensive customer service. These models have enabled the Large Companies Area to strengthen customer relationships and product offerings.

In 2024, the Large Companies Area continued to prioritize a customer-centric approach by means of improving value offerings in order to provide more diverse lending products to customers in the context of an economic slowdown. Notwithstanding these initiatives, the Area experienced an increase of 0.1% in total loans, which was mainly driven by the expansion evidenced in commercial credits, which increased for the same amount.

In this context, we may highlight the expansion in some particular lending products for which we have dedicated efforts over the last years to revise and enhance the value offerings in order to recover market positioning. This is the case of the factoring, leasing and trade finance businesses that are managed by our Large Companies Area. In this regard, during 2024, we posted expansions of 9.3% and 16.9% in year-end balances of leasing and trade finance loans, respectively, for the Bank as a whole.

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

In 2024, we continued to develop a funding diversification strategy by conducting important transactions, principally in Chile. This strategy is aimed at maintaining a competitive cost of funding that supports the value offerings we provide to our wide customer base and improving our liquidity by issuing debt of longer maturities that match long-term assets. For that reason, we are continually seeking alternative sources, types of instruments and markets. We generally conduct international bond issuances only if the cost (including costs of interest rate swaps and other transactional expenses) is below the cost of raising funds locally and the currency or interest rate exposure is fully hedged via cross currency swaps.

We are constantly striving to diversify our liability structure in terms of sources, types of instruments and markets with the aim of maintaining a competitive cost of funding and improving our liquidity. In 2024, we carried out the following debt placements:

●	Approximately Ch$932,204 million (denominated in UF) within the local market. These debt placements had an average maturity of 10.8 years, while bearing premium spreads over the relevant benchmark.

●	We also carried out a debt placement in the international capital markets for Ch$52,385 million in Hong-Kong with a ten-year maturity, taking advantage of our higher credit rating within Chile and the Latin American region, which enabled us to benefit from liquidity and lower interest rates. This placement was accompanied by a cross currency swap hedge arrangement in order to offset any effects associated with changes in foreign exchange that could impact our cost of funding.

The funding functions carried out by our Treasury area are complemented by our international area, namely International Financial Institutions (“IFI”), which manages relations with correspondent banks worldwide, facilitating international payments and obtaining foreign currency financing for us. As of December 31, 2024, we have established a network of approximately 600 foreign banks, among which we maintained credit relationships with approximately 136 correspondent banks, from which we maintained 15 account relationships. IFI played an important role in structuring international transactions aimed at diversifying our funding.

From the business perspective, our Treasury and Money Market segment recorded operating revenues of Ch$60,830 million in 2024, which was Ch$38,538 million higher than the amount recorded in 2023. This performance had to do with: (i) higher income from the management of our debt securities desk, mostly attributable to a comparison base effect due to the steady surge in local interest rates in the second half of 2023, that resulted in negative fair value adjustments, coupled with both positive marking-to-market in fixed-income securities denominated in local currency, given favorable changes in market factors and proactive management of our offshore fixed-income portfolio in 2024, and (ii) higher income from the management of our trading desk, driven by the effect of favorable changes in the nominal short-term interest rates on both derivatives and the funding cost of fixed-income positions, particularly during the first half of 2024. These effects were partly offset by an annual increase in the impairment of financial assets due to higher probabilities of default in 2024 for some counterparties belonging to the local financial sector.

Regarding the management of our securities portfolio, as of December 31, 2024, our total investment portfolio amounted to Ch$5,167,981 million and was composed of financial instruments measured at fair value through other comprehensive income that totaled Ch$2,097,837 million, securities held for trading measured at fair value through profit or loss amounting to Ch$2,126,070 million, and financial instruments measured at amortized cost totaling Ch$944,074 million. As for the type of instruments included in our securities portfolio, as of December 31, 2024, 60.0% consisted of securities issued by the Central Bank and the Chilean Government, 29.8% consisted of securities issued by local financial institutions, and 10.2% consisted of securities issued by non-financial Chilean corporate issuers, foreign issuers, and other securities. Our investment strategy is designed to supplement our expected profitability, risks and projections of economic variables while adhering to the regulatory guidelines and internal limits defined by our finance, international and market risk committee. In this regard, neither proprietary trading nor speculation on equity holdings are business goals for us and, therefore, equity instruments only represented 0.2% of our total investment portfolio as of December 31, 2024.

Operations through Subsidiaries

We have made several strategic long-term investments in financial services companies that are engaged in activities complementary to our commercial banking activities. In making these investments our goal is to develop a comprehensive financial group capable of meeting the diverse financial needs of our current and potential customers by offering traditional banking products and specialized financial services through our different subsidiaries.

The following table sets forth information with respect to our financial services subsidiaries in accordance with their statutory financial statements as of December 31, 2024:

	As of December 31, 2024
	Assets		Equity		Net Income
	(in millions of Ch$)
Banchile Corredores de Bolsa S.A.	Ch$	808,500	Ch$	167,028	Ch$	34,571
Banchile Administradora General de Fondos S.A.		67,236		43,295		33,418
Banchile Corredores de Seguros Ltda.		27,769		8,236		6,616
Socofin S.A.		12,436		3,085		1,195
Banchile Asesoria Financiera S.A.		4,822		4,030		225
Operadora de Tarjetas B-Pago S.A.		16,048		15,944		(56)
Total	Ch$	936,901	Ch$	241,618	Ch$	75,969

The following table sets forth information with respect to our ownership interest in our financial services subsidiaries as of December 31, 2024:

	Ownership Interest
	Direct (%)	Indirect (%)	Total (%)
Banchile Corredores de Bolsa S.A.	99.70%	0.30%	100.00%
Banchile Administradora General de Fondos S.A.	99.98	0.02	100.00
Banchile Corredores de Seguros Ltda.	99.83	0.17	100.00
Banchile Asesoría Financiera S.A.	99.96	—	99.96
Socofin S.A.	99.00	1.00	100.00
Operadora de Tarjetas B-Pago S.A.	99.90%	0.10%	100.00%

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

During the year ended December 31, 2024, Banchile Corredores de Bolsa S.A. recorded an aggregate stock trading turnover on the Santiago Stock Exchange and the Chilean Electronic Stock Exchange that amounted to approximately Ch$7,692,369 million, which represented a 11.6% market share within the Chilean stock market.

Also, as of December 31, 2024, Banchile Corredores de Bolsa S.A. had equity amounting to Ch$167,028 million and, for the year ended December 31, 2024, recorded net income of Ch$34,571 million, which represented 2.8% of our consolidated net income for that period (under our internal reporting policies).

Mutual and Investment Fund Management

Since 1980, we have provided mutual fund management services through Banchile Administradora General de Fondos S.A. (formerly Banchile Administradora de Fondos Mutuos S.A.). As of December 31, 2024, according to data published by the Chilean Association of Mutual Funds, Banchile Administradora General de Fondos S.A. was the largest mutual fund manager in Chile, managing approximately 23.6% of all Chilean mutual funds’ assets. Also, as of December 31, 2024, Banchile Administradora General de Fondos S.A. operated 41 mutual funds and had Ch$14,872,546 million in assets under management owned by 426,183 corporate and individual investors. As of the same date, Banchile Administradora General de Fondos S.A. operated 42 public investment funds. Banchile Administradora General de Fondos S.A. managed Ch$1,727,298 million in net assets associated with these public investment funds on behalf of 2,037 participants. As of December 31, 2024, Banchile Administradora General de Fondos S.A. managed five private investment funds of Ch$56,030 million in net assets associated with these private investment funds on behalf of 53 participants. During 2024, Banchile Administradora General de Fondos S.A. created two new mutual funds and two new public investment funds.

The mutual and investment funds mentioned above are managed by Banchile Administradora General de Fondos S.A., but neither the Bank nor Banchile Administradora General de Fondos S.A. have ownership of these funds and, accordingly, they are not booked in our audited consolidated financial statements.

The following table sets forth information regarding the various mutual funds managed by Banchile Administradora General de Fondos S.A. as of December 31, 2024:

		As of December 31, 2024
Name of Fund	Type of Fund	Net Asset Value (in millions of Ch$)		Number of Investors
Estructurado Dólar II	Structured	Ch$	47,159	719
Moderado	Blend		32,065	4,583
Acciones	Equity		36,287	6,816
Agresivo	Blend		22,999	4,288
Alianza	Fixed income (medium/long term)		22,307	3,392
Asiatico Accionario	Equity		16,158	1,979
Blackrock ESG	Equity		19,378	1,865
Capital Empresarial	Fixed income (short term)		1,950,304	31,643
Capital Financiero	Fixed income (short term)		3,499,551	32,994
Conservador	Blend		21,513	3,336
Corporate Dollar	Fixed income (short term)		1,405,409	42,105
Deposito XXI	Fixed income (medium/long term)		163,709	10,592
Deuda Dolar	Fixed income (medium/long term)		210,156	4,017
Deuda Soberana	Fixed income (medium/long term)		9,105	613
Disponible	Fixed income (short term)		401,343	91,925
Dividendos Acciones Chilenas	Equity		33,358	1,792
Emerging	Equity		4,921	1,471
Emerging Market	Equity		4,851	531
Estatal Largo Plazo	Fixed income (medium/long term)		120,018	289
Estrategico	Fixed income (medium/long term)		687,309	22,599
Europa Desarrollada	Equity		9,645	1,447
Global Accionario	Equity		21,793	3,062
Global Dólar	Equity		19,671	482
Horizonte	Fixed income (medium/long term)		126,539	4,343
Inversion USA	Equity		148,838	6,297
Latam Accionario	Equity		8,077	2,324
Latam Corporate Investment Grade	Fixed income (medium/long term)		28,193	976
Portafolio Activo Conservador	Blend		331,305	11,626
Portafolio Activo Dólar Agresivo	Blend		6,105	204
Portafolio Activo Dólar Conservador	Blend		23,052	376
Portafolio Activo Dolar Moderado	Blend		59,192	1,287
Portafolio Activo Equilibrado	Blend		753,152	21,996
Portafolio Activo Potenciado	Blend		252,192	9,087
Portafolio Ahorro Corto Plazo	Fixed income (medium/long term)		2,060,329	38,335
Portafolio Ahorro Dólar Corto Plazo	Fixed income (medium/long term)		213,720	3,621
Portafolio Retorno Mediano Plazo	Fixed income (medium/long term)		654,051	9,228
Renta Corto Plazo	Fixed income (medium/long term)		484,907	25,142
Renta Variable Nacional	Equity		4,568	473
Selección Acciones Chilenas	Equity		69,817	466
U.S. Dollar	Equity		53,082	1,050
Utilidades	Fixed income (medium/long term)		836,417	16,812
Total		Ch$	14,872,546	426,183

The following table sets forth information regarding the investment funds managed by Banchile Administradora General de Fondos S.A. as of December 31, 2024:

		As of December 31, 2024
Name of Fund	Type of Fund	Net Asset Value (in millions of Ch$)		Number of Investors
Banchile AG DL IV	Public	Ch$	13,020	1
Real Estate USA I	Public		122,426	5
F2 VC III	Public		4,139	7
Private Opportunity I	Public		15,144	3
PE Secondary Deal I	Public		5,095	6
F2 VC Select Fund I	Public		3,942	5
Real Estate Usa II	Public		60,918	5
Schroder Private Equity Evergreen	Public		9,403	4
Deuda Privada I	Public		45,439	5
PE Secondary Deal II	Public		30,125	9
VC ALLVP IV	Public		1,717	3
Deuda Privada II	Public		43,814	5
AG Direct Lending V	Public		3,365	8
Private Market Deuda Evergreen	Public		20,700	4
Private Market CLP Deuda Evergreen	Public		0	0
Plusvalia Eficiente	Public		11,261	23
Rentas Inmobiliarias	Public		122,803	95
Inmobiliario Capitolio	Private		22,940	30
Rentas Peru I	Private		14,578	1
Privado F2	Private		15,027	6
ALLVP III	Private		3,112	10
Social I	Private		374	6
Rentas Habitacionales	Public		5,313	54
Desarrollo y Rentas Residenciales	Public		29,551	274
Inmobiliario IX	Public		9,711	292
United States Property Fund VI	Public		2,428	18
Desarrollo Inmobiliario Peru-Colombia	Public		11,796	17
European Value Partners II	Public		9,588	6
Infraestructura Chile I	Public		63,387	11
Inmobiliario X	Public		47,978	10
Renta Inmobiliaria JDA700 Perú	Public		16	50
AG Direct Lending IV	Public		8,616	7
Inmobiliario XI	Public		59,644	22
Energias Renovables I	Public		7,445	41
Axon Aurora I	Public		4,151	42
Millesima I	Public		6,706	90
Deuda Largo Plazo	Public		10,982	3
Deuda Nacional Corto Plazo	Public		66,954	20
Chile Blend	Public		73,415	9
Deuda Chilena	Public		460,109	292
Deuda Global	Public		43,969	462
MarketPlus Global	Public		138,580	47
MarketPlus EEUU	Public		113,918	32
MarketPlus Europa	Public		5,589	12
MarketPlus Emergente	Public		18,404	19
Global Real Estate	Public		11,350	7
Chile Small Cap	Public		4,388	12
Total		Ch$	1,783,329	2,090

As of December 31, 2024, Banchile Administradora General de Fondos S.A. had equity of Ch$67,326 million and, for the year ended December 31, 2024, net income of Ch$33,418 million, which represented 2.7% of our 2024 consolidated net income (under our internal reporting policies).

Insurance Brokerage

We provide insurance brokerage services to our customers through Banchile Corredores de Seguros Limitada (Banchile Corredores de Seguros LTDA.). In 2000, we began to offer life insurance policies associated with consumer loans and non-credit related insurance to our individual customers and the general public. As of December 31, 2024, Banchile Corredores de Seguros Limitada had equity of Ch$27,769 million and, for the year ended December 31, 2024, it recorded net income of Ch$6,616 million, which represented 0.5% of our 2024 consolidated net income (under the bank’s internal reporting policies). According to data published by the CMF, as of December 31, 2024, Banchile Corredores de Seguros Limitada had a 2.8% market share in the total amount of life and casualty insurance policies (in Chilean pesos) sold by insurance brokerage companies in Chile, including life annuities.

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

Financial Advisory Services

We provide financial advisory and other investment banking services to our customers through Banchile Asesoría Financiera S.A. The services offered by Banchile Asesoría Financiera S.A. are primarily targeted to our corporate customers and include advisory services concerning mergers and acquisitions, restructuring, project finance and strategic alliances. As of December 31, 2024, Banchile Asesoría Financiera S.A. had equity of Ch$4,822 million and, for the year ended December 31, 2024, recorded net income of Ch$225 million, which represented 0.02% of our 2024 consolidated net income (under our internal reporting policies).

Collection Services

Socofin S.A. provides judicial and extra judicial loan collection services to the Bank. As of December 31, 2024, Socofin S.A. had equity of Ch$12,436 million and, for the year ended December 31, 2024, and recorded a net income of Ch$1,195 million, which represented 0.1% of our 2024 consolidated net income (under our internal reporting policies).

Acquiring and Processing Services

We are planning to provide products and services that enable customers to connect to payment networks using credit and debit cards, along with other complementary services and activities related to payment card operations. As of December 31, 2024, B-Pago had equity of Ch$16,048 million and recorded a negative net income of Ch$56 million (under our internal reporting policies).

Distribution Channels and Electronic Banking

Our distribution network provides integrated financial services and products to our customers through a wide range of channels. The network includes ATMs, branches, internet-based banking platforms, mobile banking applications and call centers.

As of December 31, 2024, we had a network of 226 retail branches throughout Chile. Our branch system serves as a distribution network for all of the products and services offered to our customers. Our full-service branches accept deposits, cash withdrawals, offer the full range of our retail banking products, such as consumer loans, credit cards, mortgage loans and current accounts, and provide financial and non-financial information to current and potential customers. As of December 31, 2024, we had 1,839 ATMs that were part of a larger network of 7,625 ATMs operating in Chile, of which 4,700 ATMs operate under a network managed by Redbanc S.A.

We also offer electronic banking services to our customers 24 hours a day through our website, www.bancochile.cl, which has tailored homepages for the different segments we serve. Thus, by accessing our website, our individual customers may execute electronic money transfers, access their account balances, pay utilities bills, apply for loans, make time deposits, purchase insurance premiums, invest in mutual funds, and so on. On the other hand, our corporate homepage offers a broad range of services, including the payment of bills, electronic fund transfers, non-charge orders, as well as a wide variety of account inquiries. These services include our office banking service, Banconexion Web for Enterprises, which enables our corporate customers to perform all of their banking transactions from their offices. Our homepage also offers products with exclusive benefits provided by our customer loyalty marketing programs, which enhance our relationships with customers. Through the jointly administered website of Banchile Administration General de Fondos and Banchile Corredores de Bolsa, our mutual funds and securities brokerage subsidiaries, respectively, we also provide customers interested in investing and saving their funds with an internet-based platform on which they can trade stocks and currencies, make time deposits and take positions in mutual funds, foreign stock markets, investments funds and derivatives. Our foreign trade customers can rely on our international business homepage, www.bancochile.com, which enables them to inquire about the status of their foreign trade transactions and perform transactions, such as opening letters of credit, recording import collection and hedging on instructions and letters of credit.

Also, we provide our customers with access to a 24-hour phone-bank through which they can access account information and execute certain transactions. This service, through which we receive nearly 353,853 calls per month on average, has enabled us to develop customer loyalty campaigns, sell financial products and services, answer specialized inquiries and receive and resolve complaints by customers and non-customers.

Lastly, over the last years we have devoted efforts to enhance our mobile banking platforms by developing and launching diverse applications, including the mobile applications MiBanco, MiBanconexion, MiPago, and MiBeneficio. Similarly, we launched MiCuenta, MiPass, and MiSeguro. MiBanco is a mobile banking platform that enables our customers to perform most of the operations they can execute on our website, such as accessing their account balances, making bill payments and electronic money transfers, carrying out cash advances from credit cards to checking accounts. MiBanconexion is an application designed for treasury managers of companies or entrepreneurs, which allows our customers to make massive transfers, pay their use of credit lines and check movements in their demand account, among other functionalities. MiPago is a specialized mobile application that permits requests for reimbursements from other Banco de Chile’s customers and performs the transaction by generating and scanning a QR code, which reinforces the security standards for these types of operations. MiCuenta is a mobile application that enables users to make monthly payments associated with utility bills and other types of services. MiPass is a password-generating application that, among other features, allows users to set a list of money transfer recipients to make transfers without requiring another password-generating device. Also, we continued to expand our digital banking offerings by launching the new mobile application called MiInversion. This application serves as a portfolio management mobile platform for retail customers by enabling them to manage their investments in equity, fixed-income and mutual funds. Furthermore, we added new functionalities to these mobile applications by incorporating an on/off service for credit and debit cards in case of theft, misplacement or other security issues detected by the user, authorization of web transactions with MiPass, biometric access to MiBanco and MiBanconexion, through fingerprint, onsite payment in shops and commerce through MiPago, among other features. Likewise, we also added new functionalities by expanding our RedGiro service to permit our customers to perform transactions through their smartphones and added new functionalities to MiInversion, through which our customers are able to invest in time deposits while exchanging foreign currency. As of 2024, we have continued enhancing our mobile applications by improving existing functionalities. Also, we launched Pago Fácil, a payment solution that allows companies to pay us and other banks fully online at any time.

The following table sets forth information regarding the evolution of the number of transactions carried out by customers and non-customers in our diverse distribution channels, as of December 31, 2022, 2023 and 2024:

BANK’S MANAGEMENT INFORMATION SYSTEM	For the Year Ended December 31,			% Increase (Decrease)
	2022	2023	2024	2022/2023	2023/2024
	(in millions of transactions)
Teller	18.0	16.5	14.5	(8.3)%	(12.3)%
ATMs	111.2	113.3	85.4	1.9	(24.6)
Website (Monetary Transactions)	65.5	62.3	62.6	(4.9)	0.4
Mobile Banking	115.0	147.6	181.7	28.4	23.1
Total	309.6	339.7	344.2	9.7%	1.3%

Competition

Overview

The Chilean market for banking and other financial services is highly and increasingly competitive and consists of various market sectors. The most important sector is commercial banking with total loans (excluding operations of subsidiaries abroad) representing 78% of the Chilean GDP as of December 31, 2024. As of the same date, the Chilean banking industry consisted of 17 banks, 16 of which were private sector banks and one state-owned bank, namely, Banco del Estado. As of December 31, 2024, the six largest Chilean banks accounted for approximately 86% of all outstanding loans granted by Chilean financial institutions (excluding operations of subsidiaries abroad): Banco Santander—Chile (17.1%), Banco de Chile (16.1%), Banco del Estado (15.0%), Banco de Crédito e Inversiones (“BCI”) (14.7%), Scotiabank Chile (13.5%) and Banco Itaú Chile (9.7%).

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

Likewise, other non-traditional providers of financial services have emerged over the last years, such as e-commerce, local and foreign fintech companies, Telecom companies, like internet and mobile phone providers, and more recently some marketplaces that may set and provide offerings, in the form of temporary financing, directly to their customers or providers. These new ways of doing business are based on the disintermediation of traditional banking service providers while not being subject to the same capital requirements that banks are. Therefore, these providers represent a challenge for the traditional banking industry that may result in lowered margins in the future. In order to address these kinds of businesses, Law No. 21,521 was enacted in January 2023 with the aim of establishing a general framework for financial services provided through technological means (including banks) in order to protect financial customers and data privacy while preserving financial stability and strengthening anti money-laundering. For more information see “—Fintech Law.”

Within the local banking industry, our primary competitors are the main private sector commercial banks in Chile, namely, Banco Santander – Chile, BCI, Scotiabank Chile, and Banco Itaú Chile. Nevertheless, we also face competition from Banco del Estado, a state-owned bank, which has a larger customer base than we do. Banco del Estado, which operates under the same regulatory regime as Chilean private sector banks, was the third largest bank in Chile as of December 31, 2024, with outstanding total loans of Ch$36,267,229 million, representing a 15.0% market share (excluding operations of subsidiaries abroad), according to data published by the CMF.

In the retail market, we compete with other private sector Chilean banks, as well as with Banco del Estado, which has a large individual customer base. Among private sector banks, we believe our strongest competitors in this market are Banco Santander – Chile, Scotiabank Chile and BCI, as these banks have developed diversified business strategies focused on both small and medium-sized companies and lower to middle income segments of the Chilean population. In addition, we believe our strongest competitors in the high-income individual segment are Banco Santander—Chile and Banco Bice, as these banks rely on specialized business models that provide wealth management and traditional banking services, as we do.

Historically, commercial banks in Chile have competed in the retail market against each other, and finance companies and department stores, with the latter two having traditionally been focused on consumer loans to low and middle-income segments. However, finance companies gradually disappeared between the 1990s and 2000s, as most of them merged into the largest commercial banks that dominate the Chilean banking industry today. Also, by the end of 1990s, the Chilean financial industry witnessed the rise of non-traditional banking competitors, such as large department stores. During the 2000s, these players gained increasing significance in the consumer lending sector, as they were permitted to issue financial products such as credit cards. Currently, there are two consumer-oriented banks affiliated with Chile’s largest department stores: Banco Falabella and Banco Ripley. Although these banks had a combined market share (excluding operations of subsidiaries abroad) of only 2.1% as of December 31, 2024, according to the CMF, the presence of these banks is likely to make consumer banking more competitive over the next few years, especially within the lower income segment. As of December 31, 2024, consumer loans granted by Banco Falabella and Banco Ripley represented 11.4% and 3.3%, respectively, of the total consumer loans rendered by the industry (excluding operations of subsidiaries abroad).

In the wholesale market, we believe our strongest competitors are also Banco Santander—Chile, BCI, Banco Itaú Chile and Scotiabank Chile. Similarly, we believe these banks are our most significant competitors in the small and medium-sized companies’ business segment.

We also compete, mainly through our subsidiaries, with companies that offer non-banking specialized financial services in the high-income individuals segment and the middle market and corporate segment such as Larrain Vial, BTG Pactual, Moneda Patria Investments and Credicorp Capital, whose core businesses are stock brokerage, financial advisory and wealth management services. Other Chilean commercial banks also compete in these markets of specialized financial services, but they are less focused on such businesses.

The Chilean banking industry has experienced increased levels of competition in recent years from domestic as well as foreign banks. This phenomenon has triggered a consolidation wave within the industry and the creation of more comprehensive banking entities that participate in most of our markets. Consequently, banks’ strategies have been increasingly focused on reducing costs and improving efficiency standards in order to compete effectively with the larger banks. Although we believe that we are currently large enough to compete effectively in all of our target markets and are making our best efforts to effectively operate within this competitive environment, we acknowledge that our net income may decrease as a result of increasing competition. In this regard, in April 2024, Bicecorp S.A. and Grupo Security S.A. announced an agreement to merge their operations. The conclusion of the merger process was subject to approval by the Chilean Antitrust Agency (Fiscalía Nacional Económica), which was obtained in October 2024. Likewise, by the end of October 2024, the CMF authorized new shareholders to join Grupo Security. As of December 31, 2024, the proforma bank resulting from the combination of Banco BICE and Banco Security represented approximately 6.9% of the total loans managed by the Chilean banking industry, excluding operations of subsidiaries abroad.

Balance Sheet

The following table sets forth certain statistical information on the Chilean financial system as of December 31, 2024, according to information published by the CMF under Chilean GAAP:

	As of December 31, 2024
CHILEAN GAAP:	Private sector banks			Banco del Estado			Total banking system
	Amount		Share	Amount		Share	Amount		Share
	(in millions of Ch$, except percentages)
Assets	Ch$	342,067,223	85.5%	Ch$	57,893,214	14.5%	Ch$	399,960,437	100.0%
Loans(1)(2)		205,600,675	85.0		36,267,229	15.0		241,867,904	100.0
Deposits(2)		147,158,733	81.1		34,251,251	18.9		181,409,983	100.0
Equity(3)	Ch$	3,278,782	88.3%	Ch$	3,997,869	11.7%	Ch$	34,276,650	100.0%

Source: CMF

(1)	Loans to customers. Interbank loans are not included.
(2)	Excludes operations of subsidiaries abroad.
(3)	For purposes of this table, equity includes capital and reserves, net income for the period and provisions for minimum dividends.

Loans and Deposits

a.	Total Loans

We had total loans of Ch$38,875,119 million as of December 31, 2024, according to information published by the CMF under Chilean GAAP. The following table sets forth our market share and the market share of our principal private sector competitors in terms of total loans, as of the dates indicated, according to information published by the CMF under Chilean GAAP:

	Total Loans(1)(2)
CHILEAN GAAP:	As of December 31,
	2022	2023	2024
Banco Santander – Chile	17.2%	17.6%	17.1%
Banco de Chile	16.3	16.2	16.1
Banco de Crédito e Inversiones	14.3	14.6	14.7
Scotiabank Chile	14.7	13.8	13.5
Banco Itaú Chile	10.1	9.9	9.7
Total market share	72.6%	72.0%	71.1%

 Source: CMF

(1)	Allowances for loan losses not deducted.
(2)	Excludes operations of subsidiaries abroad.

b.	Total Deposits

We had total deposits (including demand deposits and time deposits) of Ch$28,432,005 million as of December 31, 2024, according to information published by the CMF under Chilean GAAP. The following table sets forth the market shares in terms of total deposits for private banks as of December 31, 2022, 2023 and 2024 on a consolidated basis, according to information published by the CMF under Chilean GAAP:

	Total Deposits(1)
CHILEAN GAAP:	As of December 31,
	2022	2023	2024
Banco Santander – Chile	15.9%	17.3%	17.2%
Banco de Chile	16.2	16.7	15.6
Banco de Crédito e Inversiones	14.8	13.9	15.1
Scotiabank Chile	11.2	10.5	10.3
Banco Itaú Chile	8.8	8.9	9.1
Total market share	67.0%	67.2%	67.4%

Source: CMF

(1)	Excludes operations of subsidiaries abroad.

c.	Demand Deposits

We had demand deposits of Ch$14,263,303 million as of December 31, 2024, according to information published by the CMF under Chilean GAAP. The following table sets forth the market shares in terms of demand deposits for private banks as of the dates indicated, on a consolidated basis, according to information published by the CMF under Chilean GAAP:

	Demand Deposits(1)
CHILEAN GAAP:	As of December 31,
	2022	2023	2024
Banco de Chile	19.8%	20.2%	20.3%
Banco Santander – Chile	20.9	20.6	20.3
Banco de Crédito e Inversiones	14.7	14.4	15.4
Scotiabank Chile	7.5	7.4	8.0
Banco Itaú Chile	5.6	5.6	6.1
Total market share	68.6%	68.3%	70.1%

Source: CMF

(1)	Excludes operations of subsidiaries abroad.

d.	Time Deposits

We had time deposits of Ch$14,168,703 million as of December 31, 2024, according to information published by the CMF under Chilean GAAP. The following table sets forth the market shares in terms of time deposits for private banks as of the dates indicated, on a consolidated basis, according to information published by the CMF under Chilean GAAP:

	Time Deposits(1)
CHILEAN GAAP:	As of December 31,
	2022	2023	2024
Banco Santander – Chile	12.6%	15.2%	15.3%
Banco de Crédito e Inversiones	14.9	13.6	15.0
Banco de Chile	13.8	14.5	12.7
Scotiabank Chile	13.6	12.4	11.7
Banco Itaú Chile	10.9	10.9	10.9
Total market share	65.9%	66.6%	65.6%

Source: CMF

(1)	Excludes operations of subsidiaries abroad.

Credit Quality and Risk Management

a.	Risk Index

The following table sets forth the ratio of allowances to total loans of the largest private banks in Chile and of the Chilean financial system (including such banks) as of December 31, 2022, 2023 and 2024, according to information published by the CMF under Chilean GAAP:

	Allowances to Total Loans(1)
CHILEAN GAAP:	As of December 31,0
	2022	2023	2024
Banco de Crédito e Inversiones	1.90%	1.71%	1.66%
Banco de Chile	2.12	2.05	2.02
Scotiabank Chile	1.80	2.20	2.33
Banco Santander—Chile	2.68	2.83	2.94
Banco Itaú Chile	2.71	2.99	2.99
Financial system	2.48%	2.58%	2.52%

Source: CMF

(1)	Includes operations of subsidiaries abroad.

b.	Non-Performing Loans

The following table sets forth the ratio of past-due loans (90 days or more) over total loans for the largest private banks in Chile as of December 31, 2022, 2023 and 2024 on an individual basis, according to information published by the CMF under Chilean GAAP:

	Past-due loans to Total Loans(1)
CHILEAN GAAP:	As of December 31,
	2022	2023	2024
Banco de Chile	1.08%	1.43%	1.44%
Banco de Crédito e Inversiones	1.18	1.33	1.59
Banco Itaú Chile	1.97	2.29	2.24
Scotiabank Chile	1.38	2.16	2.37
Banco Santander – Chile	1.85	2.27	3.17
Financial system	1.70%	2.15%	2.38%

Source: CMF

(1)	Past-due loans refer to loans 90 days or more past due, including overdue installments and the remaining amount of principal and interest.

c.	Additional Allowances

The following table sets forth the amount of additional allowances established (under Chilean GAAP) by the largest private Chilean banks as of the dates indicated, according to information published by the CMF under Chilean GAAP:

	Additional Allowances(1)
CHILEAN GAAP:	As of December 31,
	2022		2023		2024
Banco de Chile	Ch$	700,252	Ch$	700,252	Ch$	700,252
Banco Santander – Chile		293,000		293,000		293,000
Banco de Crédito e Inversiones		415,022		375,900		262,102
Scotiabank Chile		164,249		164,249		164,249
Banco Itaú Chile		175,501		169,869		109,052
Financial System	Ch$	2,802,674	Ch$	2,808,542	Ch$	2,626,339

Source: CMF

(1)	Includes operations of subsidiaries abroad.

Capital Adequacy

a.	Capital and Reserves

The following table sets forth year-end balances of capital and reserves for the largest private banks in Chile as of December 31, 2022, 2023 and 2024 according to information published by the CMF under Chilean GAAP:

	Capital and Reserves(1)(2)
CHILEAN GAAP:	As of December 31,
	2022		2023		2023
Banco de Crédito e Inversiones	Ch$	4,200,903	Ch$	5,588,067	Ch$	6,459,143
Banco de Chile		3,969,050		4,605,598		5,012,836
Banco Santander – Chile		3,567,665		4,024,787		4,040,958
Banco Itaú Chile		3,016,488		3,484,654		3,707,897
Scotiabank Chile	Ch$	2,705,818	Ch$	3,150,584	Ch$	3,401,446

Source: CMF

(1)	Capital and Reserves equals equity attributable to equity holders before provisions for minimum dividends and net income for the period.
(2)	Includes operations of subsidiaries abroad.

b.	Average Equity

The following table sets forth balances of average equity for the largest private banks in Chile as of the dates indicated, according to information published by the CMF under Chilean GAAP:

	Average Equity(1)(2)
CHILEAN GAAP:	As of December 31,
	2022		2023		2024
Banco de Crédito e Inversiones	Ch$	4,606,052	Ch$	5,176,958	Ch$	6,567,640
Banco de Chile		4,479,043		4,946,135		5,365,170
Banco Santander – Chile		3,714,490		4,150,128		4,248,017
Banco Itaú Chile		3,247,714		3,509,489		3,863,109
Scotiabank Chile	Ch$	2,716,331	Ch$	3,237,393	Ch$	3,558,357

Source: CMF

(1)	Includes operations of subsidiaries abroad.
(2)	Average total equity attributable to equity holders for the year ended December 31, 2022, 2023 and 2024.

c.	Basel Ratio

The following table sets forth the BIS ratios of the largest private Chilean banks as of the dates indicated, according to information published by the CMF:

	BIS Ratios(1)
CHILEAN GAAP:	Year Ended December 31,
	2022	2023	2024
Banco de Chile	17.9%	17.4%	18.1%
Scotiabank Chile	13.5	15.0	17.3
Banco Santander – Chile	17.8	17.6	17.1
Banco Itaú Chile	15.3	15.6	15.8
Banco de Crédito e Inversiones	13.0	14.4	15.5
Financial system	15.6%	16.2%	16.9%

Source: CMF

(1)	Total Capital or Regulatory Capital divided by Risk Weighted Assets (RWA).

d.	CET1 Ratio

The following table sets forth the CET1 ratios of the largest private Chilean banks as of the dates indicated, according to information published by the CMF under Chilean GAAP:

	CET1 Ratios(1)
CHILEAN GAAP:	Year Ended December 31,
	2022	2023	2024
Banco de Chile	13.6%	13.7%	14.4%
Scotiabank Chile	10.3	11.2	11.3
Banco de Crédito e Inversiones	9.4	11.1	11.0
Banco Itaú Chile	10.4	11.0	10.9
Banco Santander – Chile	11.1	11.1	10.5
Financial system	11.2%	11.9%	11.9%

Source: CMF

(1)	CET1 Capital divided by Risk Weighted Assets (RWA).

Operating Revenue Generation

a.	Net Income attributable to equity holders

The following table sets forth the market shares in net income attributable to equity holders for private sector banks as of December 31, 2022, 2023 and 2024, according to information published by the CMF under Chilean GAAP:

	Net Income(1)(2)
CHILEAN GAAP:	Year Ended December 31,
	2022	2023	2024
Banco de Chile	26.1%	27.7%	24.6%
Banco Santander – Chile	15.0	11.1	17.4
Banco de Crédito e Inversiones	15.2	15.2	16.3
Scotiabank Chile	9.0	9.1	8.8
Banco Itaú Chile	8.0	7.9	7.7
Total Market Share	73.4%	70.9%	74.8%

Source: CMF

(1)	Includes operations of subsidiaries abroad.
(2)	Net income attributable to equity holders.

b.	Operating Revenues

The following table sets forth the market shares in terms of operating revenues for private banks as of December 31, 2022, 2023 and 2024, on a consolidated basis, according to information published by the CMF under Chilean GAAP:

	Operating Revenues(1)
CHILEAN GAAP:	Year Ended December 31,
	2022	2023	2024
Banco de Chile	19.0%	18.2%	17.6%
Banco de Crédito e Inversiones	16.5	15.3	15.8
Banco Santander – Chile	13.7	11.9	15.2
Scotiabank Chile	8.8	9.6	9.6
Banco Itaú Chile	8.8	9.1	9.4
Total Market Share	66.8%	64.2%	67.7%

Source: CMF

(1)	Includes operations of subsidiaries abroad.

c.	Fees and Commissions

The following table sets forth the market shares in terms of revenues coming from fees and commissions for private banks as of the dates indicated, on a consolidated basis, according to information published by the CMF under Chilean GAAP:

	Fees and Commissions(1)
CHILEAN GAAP:	Year Ended December 31,
	2022	2023	2024
Banco de Chile	21.5%	20.1%	19.5%
Banco Santander – Chile	16.5	18.5	18.6
Banco de Crédito e Inversiones	14.8	12.6	13.6
Scotiabank Chile	8.1	7.3	7.4
Banco Itaú Chile	7.0	9.0	6.8
Total Market Share	67.9%	67.5%	65.8%

Source: CMF

(1)	Includes operations of subsidiaries abroad.

d.	Operating Margin

The following table sets forth the operating margins for private banks as of December 31, 2022, 2023 and 2024, on a consolidated basis, according to information published by the CMF under Chilean GAAP:

	Operating Margin(1)(2)
CHILEAN GAAP:	Year Ended December 31,
	2022	2023	2024
Banco de Chile	6.9%	6.3%	6.5%
Banco Santander – Chile	4.5	3.6	4.9
Banco Itaú Chile	4.4	4.4	4.6
Scotiabank Chile	4.2	4.3	4.6
Banco de Crédito e Inversiones	4.5	4.0	4.1
Financial System average	5.3%	5.0%	5.2%

Source: CMF

(1)	Includes operations of subsidiaries abroad.
(2)	Operating income divided by average interest earning assets.

Profitability Ratios

a.	Return on Capital and Reserves (year-end balance)

The following table sets forth our return attributable to equity holders on capital and reserves and the returns attributable to equity holders on capital and reserves of our principal private sector competitors and the Chilean banking industry as a whole, in each case as of December 31, 2022, 2023 and 2024, according to information published by the CMF under Chilean GAAP:

CHILEAN GAAP:	Return on Capital and Reserves(1)(2)
	Year Ended December 31,
	2022	2023	2024

Banco de Chile	35.5%	27.0%	24.1%
Banco Santander – Chile	22.7	12.3	21.2
Scotiabank Chile	18.0	12.9	12.7
Banco de Crédito e Inversiones	19.5	12.2	12.4
Banco Itaú Chile	14.4	10.2	10.2
Financial System average	22.1%	15.7%	15.6%

Source: CMF

(1)	Corresponds to net income attributable to equity holders divided by the year-end balance of Capital and Reserves attributable to equity holders.
(2)	Includes operations of subsidiaries abroad.

b.	Return on Average Equity (ROAE) Attributable to Equity Holders

The following table sets forth our return on average equity and the returns on average equity of our principal private sector competitors and the Chilean banking industry as a whole, in each case as of the dates indicated, according to information published by the CMF under Chilean GAAP:

	Return on Average Equity (1)(2)
CHILEAN GAAP:	Year Ended December 31,
	2022	2023	2024
Banco de Chile	31.5%	25.1%	22.5%
Banco Santander – Chile	21.8	12.0	20.2
Banco de Crédito e Inversiones	17.8	13.2	12.2
Scotiabank Chile	17.9	12.6	12.2
Banco Itaú Chile	13.4	10.1	9.7
Financial System average	21.0%	15.4%	15.1%

Source: CMF

(1)	Corresponds to net income attributable to equity holders divided by the average balance of Total Equity attributable to equity holders.
(2)	Includes operations of subsidiaries abroad.

c.	Return on Average Assets (ROAA) Attributable to Equity Holders

The following table sets forth our return on average assets and the returns on average assets of our principal private sector competitors and the Chilean banking industry as a whole, in each case as of the dates indicated, according to information published by the CMF under Chilean GAAP:

	Return on Average Assets (1)(2)
CHILEAN GAAP:	Year Ended December 31,
	2022	2023	2024
Banco de Chile	2.7%	2.3%	2.2%
Banco Santander – Chile	1.2	0.7	1.2
Banco de Crédito e Inversiones	1.1	0.9	1.0
Scotiabank Chile	1.1	0.9	1.0
Banco Itaú Chile	1.1	0.9	0.9
Financial System average	1.4%	1.1%	1.2%

Source: CMF

(1)	Corresponds to net income attributable to equity holders divided by the average balance of Total Assets.
(2)	Includes operations of subsidiaries abroad.

Operating Efficiency

a.	Operating Expenses

The following table sets forth the market shares in terms of operating expenses for private sector banks as of December 31, 2022, 2023 and 2024, on a consolidated basis, according to information published by the CMF under Chilean GAAP:

	Operating Expenses(1)
CHILEAN GAAP:	As of December 31,
	2022	2023	2024
Scotiabank Chile	9.0%	9.3%	8.8%
Banco Itaú Chile	11.4	10.7	10.5
Banco Santander – Chile	14.5	12.7	13.3
Banco de Chile	15.0	15.6	14.7
Banco de Crédito e Inversiones	19.4	18.2	17.4
Total Market Share	69.3%	66.5%	64.8%

Source: CMF

(1)	Includes operations of subsidiaries abroad.

b.	Efficiency Ratio (Cost-to-income Ratio)

The following table sets forth the efficiency ratios of the largest private Chilean banks as of December 31, 2022, 2023 and 2024, according to information published by the CMF under Chilean GAAP:

	Efficiency Ratio(1)(2)
CHILEAN GAAP:	As of December 31,
	2022	2023	2024
Banco de Chile	31.9%	37.3%	37.1%
Banco Santander – Chile	42.8	46.6	39.0
Scotiabank Chile	41.8	42.1	40.7
Banco de Crédito e Inversiones	47.9	51.7	48.9
Banco Itaú Chile	52.1	51.1	49.8
Financial System average	40.6%	43.6%	44.4%

Source: CMF

(1)	Operating expenses divided by operating revenues.
(2)	Includes operations of subsidiaries abroad.

REGULATION AND SUPERVISION

General

In Chile, only banks may maintain current accounts for their customers and, together with certain other specific non-banking financial institutions, may accept time deposits. The main authorities regulating financial institutions in Chile are the CMF and the Central Bank. Chilean banks are primarily subject to the General Banking Act and secondarily, to the extent not inconsistent with that law, the provisions of the Chilean Corporations Law governing publicly listed corporations, except for certain provisions that are expressly excluded. The Chilean banking regulatory system dates back to 1925, with the creation of the Chilean Central Bank, and has been characterized by periods of substantial regulation and government intervention, as well as periods of deregulation. In 2004, amendments to the General Banking Act granted additional powers to banks, including general underwriting powers for new issuances of certain debt and equity securities and the power to create subsidiaries to engage in banking supplementary activities, such as brokerage, investment advisory, mutual fund services, investment fund management, factoring, securitization products and financial leasing services. During the last years, several modifications to the General Banking Act were issued with the purpose of implementing the Basel III guidelines in Chile. For more information on updates to the General Banking Act see “Item 4. Information on the Company—Regulation and Supervision—Modifications to the General Banking Act.”

Due to the integration and replacement of the SBIF into the CMF in June 2019, references herein that formerly applied to the SBIF are hereinafter, interchangeably, referred to as the “CMF”, “regulator”, “banking regulator” or “Chilean regulator.” For more information regarding the legal amendments that led to the replacement of the SBIF by the CMF, see both “Item 4. Information on the Company—Regulation and Supervision—The Financial Market Commission (CMF)” and “Item 4. Information on the Company—Regulation and Supervision—Modifications to the General Banking Act.”

The Central Bank

The Central Bank is an autonomous legal entity created under the framework of the Chilean Constitution. It is subject to its Ley Orgánica Constitucional (the “Organic Constitutional Law”) and the current Chilean Constitution. To the extent not inconsistent with its Organic Constitutional Law or the current Chilean Constitution, the Central Bank is also subject to general laws applicable to the private sector but is not subject to the laws applicable to the public sector. The Central Bank is directed and administered by a board composed of five members appointed by the President of Chile, subject to Senate’s approval.

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

The CMF currently oversees the Chilean Financial Market, which comprises publicly traded companies, banks and financial institutions, insurance companies, insurance brokers, mutual funds and investment funds. Also, in January 2023, Law No. 21,521 was enacted, through which the CMF regulates financial technology providers, such as fintechs, and the local open banking system. For more information regarding the Fintech Law or the type of Fintech providers see “Item 4. Information on the Company—Regulation and Supervision—Fintech Law.”

Regarding the specific powers of the CMF related to banking regulation, this entity authorizes the creation of new banks and has broad powers to interpret and enforce legal and regulatory requirements applicable to banks and financial institutions. Furthermore, in cases of noncompliance with its legal and regulatory requirements, the CMF is entitled to impose sanctions. In extreme cases, as defined in Articles No. 117 and No. 130 of the General Banking Act, the CMF may appoint, with the prior approval of the board of directors of the Central Bank, a provisional administrator to manage a bank or a bank liquidator, respectively. It also has the mandate to approve any amendment to a bank’s bylaws or any increase in its capital.

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

Such prior authorization may be granted or rejected by the CMF, which is further authorized to set rules or specific requirements on that regard. If granted, the CMF is also empowered to imposed one or more of the capital requirements for systemically important banks as defined in Article No. 66 quarter of the General Banking Act.

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

All of our subsidiaries are supervised by the CMF.

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

The General Banking Act contemplates a current deposit guarantee for time deposits such that the principal amount of time deposits would be 100% guaranteed by the Chilean Government with a limit of UF 200 per person (approximately Ch$7.7 million or U.S.$7,700 as of December 31, 2024) in a single bank and UF 400 per person (approximately Ch$15.4 million or U.S.$15,400 as of December 31, 2024) in the Chilean banking system as a whole.

On January 31, 2023, the CMF published a white paper “Guidelines for a new banking resolution framework and deposit insurance in Chile” for comment until July 31, 2023. For further information see “Item 3. Key Information—Risk Factors—Risks Relating to our Operations and the Chilean Banking Industry—Stricter banking regulations and changes in law may constrain our operations and thereby adversely affect our financial condition and results of operations—Basel III Implementation.”

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

As of December 31, 2024, we understand we have fully complied with these reserve requirements.

In accordance with the General Banking Act, if a Chilean bank or a foreign bank operating in Chile is defined to be a domestic-systemically important bank (“D-SIB”) by the regulator, it may be subject to one or a combination of additional restrictions, including but not limited to, more restrictive reserve requirements associated with the “technical reserve.” Thus, under certain conditions, the “technical reserve” threshold may be reduced from 2.5 times the amount of the bank’s Total Capital or Regulatory Capital, as requested for any bank to 1.5 times for a D-SIB bank. On March 31, 2021, the CMF announced that six local banks (including us) were designated as systemically important banks, based on the standardized methodology set by the regulator in 2020. However, due to the COVID-19 pandemic, the systemic buffer and related measures for D-SIB banks, if any, commenced at zero in December 2021 and became effective in December 2022. Subsequently, on March 30, 2022, March 31, 2023, April 1, 2024, and April 1, 2025, the CMF reaffirmed the designation of us as a systemically important bank in Chile. Nevertheless, as of the date of this annual report, no stricter reserve requirements have been set on us on the grounds of our designation as a D-SIB bank. For more information on this regulation see “Item 4. Information on the Company—Regulation and Supervision—Modifications to the General Banking Act.” And “Item 4. Information on the Company—Regulation and Supervision—Capital Adequacy Regulations.”

Minimum Capital

Under Article No. 50 of the General Banking Act, a bank must have a minimum paid in capital and reserves of UF 800,000 (approximately Ch$30,733 million or U.S.$30.9 million as of December 31, 2024). If the paid-in capital and reserves decrease below that amount, that bank will be compelled to cover that deficit in a timeframe no longer than one year, which could be extended by the CMF under certain circumstances. If not addressed, the CMF could revoke such a bank’s authorization to operate.

In accordance with Article No. 51 of the General Banking Act, a bank may begin its operations with 50% of the previously mentioned amount, with no specific timeframe for the establishment of the remaining amount. However, as long as the bank does not reach the amount of minimum capital, it would be required to hold further Common Equity Tier 1 capital for an amount representing 2.0% of its risk-weighted assets in addition to the 4.5% required for all banks plus any capital buffer defined by the regulation. This additional amount of Common Equity Tier 1 capital will be reduced to 1.0% as a percentage of its risk-weighted assets when the bank’s paid-in capital and reserves reach at least UF 600,000 (approximately Ch$23,050 million or U.S.$23.2 million as of December 31, 2024).

As of December 31, 2024, Banco de Chile fully complied with such minimum capital requirements.

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

Modifications to the General Banking Act

The legal framework incorporated to the General Banking Act (Decreto con Fuerza de Ley No. 3) by Law No. 21,130 (Modernization of Banking Legislation) published on January 12, 2019, addressed the following four main topics on banking regulation and supervision:

●	Adoption of Basel III guidelines on capital adequacy. Under this modification, new minimum capital requirements levels, in line with the main standards of Basel III Pillar 1, must be fulfilled by Chilean banks, considering a phased-in transition from Basel I lasting four years after the specific regulatory framework is issued by the regulator. Likewise, the new legal framework establishes additional potential capital requirements associated with Pillar 2 of Basel III for those banks having objective deficiencies in terms of coverage and management of banking-related risks. The phase-in period for the transition from Basel I to Basel III was originally expected to start in December 2020, when capital requirements would be in place. However, in light of the COVID-19 pandemic, in March 2020 the CMF introduced modifications to the Basel III schedule by postponing requirements associated with risk-weighted assets from December 2020 to December 2021. Similarly, the phase-in periods for the systemic and conservation buffers were delayed by one year, and commenced in December 2021, with the systemic buffer commencing at zero in December 2021, which could gradually increase overtime. Also, adjustments to CET1 Capital were postponed for one year, and commenced in December 2022 at 15%.

Following the above, in May 2019, the CMF began the publication for comment in respect of their rulemaking on a diverse and wide array of topics associated with Basel III. By December 2021, all the final rules had been issued by the CMF. The rules already in place are part of the Recopilación Actualizada de Normas (RAN) of the CMF and relate to:

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

5.	Total Capital or Regulatory Capital: is the sum of Tier 1 Capital and Tier 2 Capital.

b.	Conditions to be fulfilled for the issuance of financial instruments representing AT1 Capital (RAN 21-2), while permitting a temporary substitution of AT1 Capital with T2 Capital of up to 1.5% of risk weighted assets starting December 1, 2020, decreasing by 0.5% per year until reaching zero on December 1, 2023;

c.	Conditions to be fulfilled for the issuance of financial instruments representing Tier 2 capital (RAN 21-3), to be computed as part of Total Capital or Regulatory Capital;

d.	A comprehensive framework for determination of credit risk-weighted assets for banks under both a standardized methodology and internal models (RAN 21-6). The framework permits the application for internal models (Foundational Internal Ratings Based Approach), which –if approved by the CMF– will be subject to an output floor of 72.5% of the credit-risk weighted assets under the standardized methodology;

e.	A standardized framework for determining market risk-weighted assets for the trading book (RAN 21-7). The framework does not consider internal models or fundamental review of the trading book, which would be analyzed by the CMF in the future;

f.	A standardized methodology for determining operational risk-weighted assets of banks (RAN 21-8), with no possibility of applying internal models;

g.	Additional requirements of CET1 capital for banks (RAN 21-12), including both the conservation buffer equivalent to 2.5% of risk-weighted assets and the countercyclical buffer of up to 2.5% of risk-weighted assets. The conservation buffer commenced on December 1, 2021 at 0.625% and will increase at a 25% annual rate of the total amount until reaching 2.5% on December 1, 2024. The Central Bank is responsible for activating or deactivating the countercyclical buffer, which afterwards must be monitored by the CMF. When imposed, banks will have a timeframe of at least six months to comply with the additional requirement associated with the countercyclical buffer;

h.	A methodology for determining systemically important banks or groups of banks (RAN 21-11), including a relationship between the qualifications obtained by means of the methodology and the corresponding capital requirement. This capital requirement could range from 1.0% to 3.5% of risk-weighted assets and it should be met with CET1, while imposed by the CMF in agreement with the Central Bank.

On November 2, 2023, the CMF published for public comment a proposal of changes to this specific regulation. The final ruling was published on February 12, 2024, and translated into further information to be reported by banks in order to better assess the consistency of the information provided by them while also reducing the starting point for considering a bank as a systemic one by reducing the floor of Level I bank from 10.0% to 7.5% of weighted average market share, while thresholds for levels II, III, and IV remained at13.0%-18.0%, 18.0%-20.0% and over 20.0%, respectively. The characteristic of systemically important bank could also translate into add-ons to the leverage ratio requirement and other restrictions, such as an increase in technical reserve requirements (from the excess of demand deposit balances over 2.5 times the Total Capital or Regulatory Capital to 1.5 times the Total Capital or Regulatory Capital) and a decrease in the portion of interbank loans that a systemically important bank can have (from 30% to 20%), among others;

i.	A framework for the calculation of leverage ratio (RAN 21-30), which considers a minimum level of 3.0% on total risk assets, although add-ons could be imposed by the CMF to systemically important banks for an amount of up to 50% of the systemic buffer imposed for CET1, T1 and Total Capital or Regulatory Capital indicators;

j.	The Pillar 2 framework (RAN 21-13 and amendments to the current RAN 1-13) for the regulatory review process, which establishes a set of requirements associated with the infrastructure, processes and governance that banks should comply with in order to ensure proper capital and risk management protocols. Pillar 2 includes other-than-Pillar-1 risks to be addressed by banks, such as interest rate risk of the banking book (“IRRBB”), concentration risk, strategic risk and reputational risk, among others. Also, Pillar 2 incorporates the obligation for banks to carry out stress tests for relevant risks while incorporating their results for capital management purposes. Under Pillar 2, a bank will be subject to closer supervision if defined as “outlier” bank, i.e., if its long-term IRRBB exceeds 15% of the Tier 1 capital. Also, Pillar 2 empowers the CMF to impose additional capital requirements of up to 4.0% of risk-weighted assets if it believes that a bank presents signs of a weak risk management approach or insufficient risk coverage under either business-as-usual or stress scenarios. New regulatory reports associated with Pillar 2 matters, such as IRRBB and credit risk concentration began to be submitted to the CMF commencing in November 2022;

k.	Pillar 3 disclosure requirements became effective in April 2023 and require banks to disclose their risk and capital management, on a quarterly basis, in conjunction with financial statements or separately. Although not associated with Pillar 3, the CMF has also reinforced its current information system, defining new reports on Basel III metrics, most of them commencing in July 2021; and

l.	Limits to significant exposures (Article N° 84 of General Banking Act) through RAN 12-16 modified in November 2021.

●	Changes to the governance of the banking regulator. According to these modifications and timeframe for implementation, the SBIF ceased its operations and all of its powers, authority and personnel were transferred to the CMF. The CMF oversees the local banking business. This means that the local supervision model changed from a specific regulator to an integrated supervision model where the regulator’s oversight extends to the financial market, including the securities market, insurance companies and brokers and the banking industry. For further information on the description of this new banking regulator, see “Item 4. Information on the Company—Regulation and Supervision—The Financial Market Commission.”

●	Establishment of a new banking resolution regime for the Chilean banks in the case of insolvency. The new banking framework outlines specific actions to be taken under scenarios of insolvency or signs of financial distress. In this regard, the General Banking Act, as modified, establishes the possibility of undertaking an early regularization plan in case of signs of financial weakness, capitalization in the form of loans to be granted by other banks or forced liquidation in case of insolvency. For each scenario, the appointment of a delegated inspector, a provisional administrator or a liquidator, among other elements, is introduced. On January 31, 2023, the CMF published a white paper titled “Guidelines for a new banking resolution framework and deposit insurance in Chile” for comment until July 31, 2023. For further information see “Item 3. Key Information—Risk Factors—Risks Relating to our Operations and the Chilean Banking Industry—Stricter banking regulations and changes in law may constrain our operations and thereby adversely affect our financial condition and results of operations—Basel III Implementation.”

●	The modifications to the General Banking Act also address other matters such as increased deposit insurance for time deposits, stricter requirements for members of banks’ boards of directors, changes in relation to confidential information of bank customers, among others. With regards to confidentiality of customers, certain conditions of access to information subject to banking secrecy are required, upon special request of the Financial Analysis Unit (responsible for watching anti-money laundering activities) in the case of an investigation or prosecution.

For further information, see “Item 3. Key Information—Risk Factors—Risks Relating to our Operations and the Chilean Banking Industry—Stricter banking regulations and changes in law may constrain our operations and thereby adversely affect our financial condition and results of operations—Basel III Implementation.”

Capital Adequacy Regulations

Since December 1, 2021, all the requirements related to the adoption of Basel III framework became required for all Chilean banks, although considering the phase-in process for the adoption of diverse matters including: (i) adjustments to Common Equity Tier 1 Capital and risk-weighted assets, (ii) the requirement of buffers such as the conservation buffer and the systemic buffer, among other topics.

●	According to Article No. 66 of the General Banking Act, each bank should comply with the following capital requirements as a percentage of its risk-weighted assets, net of required allowances:

o	Common Equity Tier 1 Capital (CET1) above 4.5% of risk-weighted assets;

o	Tier 1 Capital = CET1 Capital + Additional Tier 1 Capital (AT1) above 6.0% of risk-weighted assets;

o	Tier 1 + Tier 2 above 8.0% of risk-weighted assets;

●	Conservation Buffer of 2.5% of risk-weighted assets, as defined in Article No. 66 bis of the General Banking Act;

●	Countercyclical Buffer of up to 2.5% of risk-weighted assets, as defined in Article No. 66 ter of the General Banking Act, to the extent applicable; to be fulfilled in a six-month timeframe;

●	Domestic-Systemically Important Banks (D-SIB) charge in the range of 1.0% to 3.5% of risk-weighted assets, as defined in Article No. 66 quáter of the General Banking Act, to be fulfilled at 25% rate every year starting December 1, 2022, to the extent applicable; and

●	Pillar 2 charge of up to 4.0% of risk-weighted assets, as defined in Article No. 66 quinquies of the General Banking Act, to the extent applicable, to be fulfilled in a six-month timeframe.

Banks should also comply with a leverage ratio, meaning CET1 Capital of at least 3% of their total risk assets, net of required allowances. If a bank is defined as a domestic-systemically important bank, the threshold for the leverage ratio could be subject to further requirement of up to 50% of the systemic buffer imposed over risk-weighted assets but over total risk assets.

These thresholds, except for Pillar 2, must be fulfilled with CET1 capital exclusively. However, the Pillar 2 charge, if any, could be met with CET1 capital, AT1 capital (perpetual bonds or preferred stocks) or Tier 2 Capital (subordinated bonds or disclosed reserves) according to the bank’s actual capital structure or as requested by the CMF.

Furthermore, in accordance with the modifications to the General Banking Act, the authorization and/or report from the Central Bank will be necessary for the implementation of several Basel III capital adequacy guidelines set forth in these modifications, such as the systemic charge and the countercyclical buffer, which will rely on a methodology defined by the Central Bank while its activation will be in agreement with the CMF. On the other hand, Pillar 2 charges, if any, will be defined exclusively by the CMF with agreement of the Central Bank board.

For more information on the composition of capital tiers and guidelines associated with calculation of risk-weighted assets and buffers, see “Item 4. Information on the Company—Regulation and Supervision—Modifications to the General Banking Act.”

On March 30, 2022, the CMF announced systemic charges for the six previously-determined systemically important banks, including us. Based on the methodology established by the CMF for this purpose, a systemic charge equivalent to 1.25% was assigned to us, commencing December 1, 2022, and which will gradually increase over a four-year period at an annual and cumulative rate of 25% every year, completing the 1.25% (if maintained unchanged) on December 1, 2025. On March 31, 2023, and April 1, 2024, the CMF reaffirmed the systemic charge on us at the level of 1.25%. On April 1, 2025, the CMF maintained unchanged the systemic capital charge on us at the level of 1.25%. Accordingly, as of December 31, 2024 and as of the date of this annual report, we were subject to a phased-in systemic charge of 0.9375% (three-fourths of the full charge), which will reach 1.25% on December 1, 2025.

In addition, on May 23, 2023, the Chilean Central Bank activated a countercyclical buffer for the local banking system amounting to 0.5% of the banks’ risk weighted assets, starting in May 2024. According to the Central Bank’s Board, the countercyclical buffer was set as a prudential measure in view of the increased uncertainty regarding the likelihood of a severe external shock. Although the probability of this kind of shock is low, its occurrence could have a significant negative effect on the economy, in which case the countercyclical buffer would be released in order to mitigate the second-round effects on lending for individuals and companies. The 0.5% countercyclical buffer was reaffirmed by the Central Bank in November 2024.

On January 13, 2024, we received communication from the CMF stating that, based on the overhaul of our Internal Capital Adequacy Assessment Process for the year ended December 31, 2022, a Pillar 2 capital requirement equivalent to 0.5% of our risk weighted assets was imposed on us. This capital requirement must be fulfilled in a four-year period starting June 30, 2024 at an annual rate of 25% and will be reevaluated in the context of each Internal Capital Adequacy Assessment Process in the future. As defined by the CMF, this capital requirement could be fulfilled with at least 56.3% of CET1 Capital while the remaining amount may be fulfilled with AT1 Capital and Tier 2 Capital. On January 16, 2025, the CMF informed us of its decision to maintain the additional Pillar 2 capital requirement at 0.13% of the risk-weighted assets, net of required provisions, which is equivalent to the Pillar 2 requirement we already fulfill since June 2024.

As of December 31, 2024, and as of the date of this annual report, Banco de Chile is in full compliance with all capital adequacy requirements and there were no further updates thereto. For further information on the types and levels of capital CET1, Tier 1, Tier 2 and Total Capital we currently hold, our capital ratios and compliance, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Adequacy Requirements.”

For more information on potential changes to capital requirements for the industry and specific capital requirements for us, see “Item 3. Key Information—Risk Factors—Risks Relating to our Operations and the Chilean Banking Industry—Stricter banking regulations and changes in law may constrain our operations and thereby adversely affect our financial condition and results of operations—Basel III Implementation.”

Market Risk Regulations

Classification of Financial Instruments

In June 2006, the banking regulator introduced new regulations concerning: (i) the valuation process of debt instruments and (ii) the measurement and reporting of counterparty credit risk generated by derivative transactions. Since the implementation of the new Compendium of Accounting Standards for Banks starting January 1, 2022, Chilean banks classify debt instruments for accounting and business purposes as either Financial Assets measured at Fair Value through Other Comprehensive Income (“FVTOCI”) or Financial Assets measured at “Amortized Cost”, which is aligned with IFRS as issued by the IASB.

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

According to the RAN 21-7, the trading book is composed of portfolios of debt and equity instruments that have a liquid secondary market and therefore their valuation is at market prices and the corresponding profit and losses impact is representative of market conditions. In addition, all derivative transactions, options, FX mismatches and positions in mutual funds, investment funds and stock indices are also part of the trading book, to the extent applicable. The accrual book comprises all the asset and liability balance sheet items that are not part of the trading book.

As of December 31, 2024, we had the following exposure to market risk and market risk-weighted assets in our trading book:

	As of December 31, 2024
	In Millions of Ch$
Market Risk Exposure (MRE)	Ch$	104,767
Market Risk-Weighted Assets (MRE x 12.5)	Ch$	1,309,590

Interest Rate Risk of the Banking Book (IRRBB)

Aligned with the implementation of the Basel III, the CMF proposed a revised standardized methodology for measuring IRRBB, which is contained in the RAN 21-13 as part of the Pillar 2 guidelines. In November 2022, the new standardized model began to be reported to the CMF through report R13, on both an individual and a consolidated basis. As of December 31, 2024, the interest rate risk of the banking book was reported against a self-imposed (internal) limit, on an individual and consolidated basis, equal to 22% of the 12-month rolling net interest income in the case of short-term interest rate risk (∆NII) of the banking book and 22% of the Tier 1 Capital in the case of the long-term (full life) interest rate risk (∆EVE) of the banking book.

As of December 31, 2024, we had the following exposure to the IRRBB:

	As of December 31, 2024
	In Millions of Ch$ and %
Short-Term Interest Rate Risk (∆NII)	Ch$	169,607
Inflation-Indexation Risk		179,525
Long-Term Interest Rate Risk (∆EVE)	Ch$	740,272
Long-term Interest Rate Risk / Tier 1 Capital		14.0%

Based on the outcome of the long-term interest rate risk of the banking book (∆EVE), the CMF determines whether a bank is “outlier”, if this measure exceeds 15% of the Tier 1 Capital. If defined as outlier, a bank could be subject to further and closer supervision. Likewise, if the CMF determines that an outlier bank presents evident deficiencies in risk or capital management or capital adequacy weaknesses in view of its risk exposures, the bank could be subject to additional capital requirements as defined in RAN 21-13.

On December 12, 2023 and October 11, 2024, the CMF published for public comment two consecutive proposals of modifications to RAN 21-13 which aim to redefine both the thresholds and metrics used for determining “outlier” banks and the fundamentals for establishing further capital requirements, among other topics related to the internal capital adequacy assessment process. As of the date of this annual report, the final ruling has not yet been published. For further information see “Item 3. Key Information—Risk Factors—Risks Relating to our Operations and the Chilean Banking Industry—Stricter banking regulations and changes in law may constrain our operations and thereby adversely affect our financial condition and results of operations—Basel III Implementation.”

Counterparty Credit Risk for Derivative Positions

The counterparty credit risk for derivative transactions, for regulatory purposes, must be measured and reported as:

Derivatives Counterparty Credit risk	=	Current Mark-to-Market (if positive)	+	Credit Conversion Factor (%)	*	Notional Amount

The Current Mark-to-Market (“CMTM”) of the transaction, if positive, reflects the amount of money owed by the counterparty to us at a specific date, e.g., the amount the counterparty would pay us if the transaction were unwound as of that date. As we are interested in measuring the maximum amount of money that the customer would owe us within the life of the transaction, the maximum potential future value of the transaction is added to the CMTM. This potential value is measured as the Credit Conversion Factor multiplied by the Notional Amount involved in the transaction. Hence, the Credit Conversion Factor reflects the potential value that the transaction may hold for us (under some confidence level) within its remaining tenor. The regulator determines the Credit Conversion Factor depending on the market factors involved in the respective transactions and the remaining tenor by considering three categories (interest rates, FX rates, and equity prices). In addition, banks usually develop their own Credit Conversion Factors models to assess credit risk not only under regulatory guidelines. Netting and credit mitigation schemes, such as recouping, early termination, margins, etc., have been allowed by regulators so that banks can better manage their credit risk while including them (netting in particular) to measure credit risk for regulatory purposes.

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

In March 2016, the Chilean regulator began to require C47 and C48 reports for informational purposes only (no limits were required at that point). The C47 report focuses on liabilities analysis from the concentration, maturity and renewal perspectives. On the other hand, the C48 report was set to inform LCR and NSFR, aligned with the Basel III framework for these purposes. On May 4, 2018, through an amendment to Chapter III.B.2.1 of Compendio de Normas Financieras (the Compendium of Financial Norms), the Central Bank outlined the main guidelines for banks to measure and control the liquidity position while establishing a five-year period for minimum LCR requirements to be fulfilled by banks, starting at 60% in 2019 and reaching the final limit of 100% in 2023 (with annual increases of 10%).

On October 2, 2018, amendments to Chapter 12-20 of Recopilación Actualizada de Normas (which addresses the management and measurement of banks’ liquidity position) the CMF some refinements to the measurement of the LCR and the NFSR through the C49 report, which finally replaced the former C48 report in August 2022, after three years of parallel submission. On March 8, 2022, the Chilean Central Bank published the final rule, which introduced changes to Chapter III.B.2.1 of the Compendium of Financial Norms, including: (i) the removal of regulatory limit for 30-day and 90-day cash flows mismatches in local currency as measured by C46 index while maintaining the limit for 30-day cash flows mismatches in foreign currency as measured by the C46 index, (ii) the anticipation of the increase of the LCR limit to 90% for the period between January and June 2022 and to 100% from June 2022 onwards, (iii) the incorporation of a regulatory limit for NSFR starting in 60% in June 2022 and increasing 10% in January 2023 to 70% and subsequently 10% per year until reaching 100% in January 2026, (iv) the introduction of specifications on the treatment of securities pledged as “technical reserve” in order to take them into account as high quality liquid assets and (v) confirmation on the submission of the ILAAP starting April 2023, among other topics.

Therefore, as of the date of this annual report, we are subject to the following liquidity regulatory limits:

●	For C46 index, mismatches between modeled cash inflows and cash outflows over 30-day period in foreign currency must not exceed one time the amount of Common Equity Tier 1 Capital).

●	For C49 report, the LCR must exceed the regulatory limit of 100%.

●	For C49 report, the NSFR must exceed the regulatory limit of 90%, which will increase 10% per year until reaching 100% in January 2026.

As of December 31, 2024, the Bank fully complied with all minimum liquidity requirements.

As of the date of this annual report, no further liquidity requirements have been imposed on us as a result of the CMF’s analysis of our Internal Liquidity Adequacy Assessment Process report.

Lending Limits

Under the General Banking Act, Chilean banks are subject to certain lending limits, including the following material limits:

●	A bank may not extend to any entity or individual, directly or indirectly, unsecured credit in an amount that exceeds 10% of the bank’s Total Capital or Regulatory Capital, or in an amount of up to 30% of its Total Capital or Regulatory Capital if the excess over 10% is secured by certain assets with a value equal to or higher than such excess.

●	In the case of loans associated with financing for infrastructure projects built through the concession mechanism, the 10% ceiling for unsecured credits is raised to 15% of the bank’s Total Capital or Regulatory Capital if secured by a pledge over the concession, or if granted by two or more banks or financial companies which have executed a credit agreement with the builder or holder of the concession.

●	A bank may not extend loans in an aggregate amount exceeding 30% of its Total Capital or Regulatory Capital to a group of persons or entities belonging to the same holding group (grupo empresarial) as defined in the Securities Market Law.

●	A bank may not extend loans to another financial institution subject to the General Banking Act in an aggregate amount exceeding 30% of its Total Capital or Regulatory Capital.

●	A bank may not extend to any individual or entity that is, directly or indirectly, related to the ownership or management of the bank, credit under more favorable terms with respect to repayment conditions, interest rates or collateral than those granted to third parties in similar transactions. The aggregate amount of such credits granted to related parties may not exceed 5% of the bank’s Total Capital or Regulatory Capital. The 5% unsecured ceiling is raised to 25% of the bank’s Total Capital or Regulatory Capital if the excess over 5% is secured by certain assets with a value equal to or higher than such excess. In any case, the aggregate amount of these credits granted by the bank may not exceed the bank’s Total Capital or Regulatory Capital.

●	A bank may not directly or indirectly grant a loan, the purpose of which is to allow an individual or entity to acquire shares of the lender bank.

●	A bank may not lend, directly or indirectly, to a director or any other person who has the power to act on behalf of the bank.

●	A bank may not grant loans to related parties (including holders of more than 1% of its shares or 5% of its shares if these are actively traded stocks) on more favorable terms than those generally offered to non-related parties. Loans granted to related parties are subject to the limitations above. The aggregate amount of loans to related parties may not exceed a bank’s Total Capital or Regulatory Capital.

As of December 31, 2024, the Bank fully complied with the lending limits established by the General Banking Act.

Classification of Banks

The CMF regularly examines and evaluates each bank’s solvency and credit management process, including its compliance with loan classification guidelines. On the basis of this evaluation, it classifies banks into various categories.

Solvency and Management

Banks are classified into categories “I” through “V” based upon their solvency and management ratings. This classification is confidential.

Category I:	This category is reserved for financial institutions that have been rated level A in terms of solvency and management.

Category II:	This category is reserved for financial institutions that have been rated (i) level A in terms of solvency and level B in terms of management, (ii) level B in terms of solvency and level A in terms of management, or (iii) level B in terms of solvency and level B in terms of management.

Category III:	This category is reserved for financial institutions that have been rated (i) level B in terms of solvency and level B in terms of management for two or more consecutive review periods, (ii) level A in terms of solvency and level C in terms of management, or (iii) level B in terms of solvency and level C in terms of management.

Category IV:	This category is reserved for financial institutions that are rated level A or B in terms of solvency and have been rated level C in terms of management for two or more consecutive review periods.

Category V:	This category is reserved for financial institutions that have been rated level C in terms of solvency, irrespective of their rating level of management.

A bank’s solvency may be classified in level A, B or C in accordance with the following:

●	Level A (solvency): when a bank’s Regulatory Capital (or Total Capital) to risk weighted assets ratio (including additional tier 1 Capital associated with conservation buffer) is equal to or greater than 10.5% and, when applicable, the additional requirements of systemic charge and countercyclical buffer and Pillar 2 Charge. Likewise, the common equity tier 1 to risk weighted assets ratio must be 7.0% or higher and, when applicable, the additional requirements of systemic charge and countercyclical buffer and Pillar 2 charge. Finally, the ratio between the common equity tier 1 and total assets must be 3% or higher, and, when applicable, the domestic, systemic charge.

●	Level B (solvency): bank that meets requirements for common equity tier 1 capital and Regulatory Capital (or Total Capital) but does not meet the additional requirements stated for Level A (solvency).

●	Level C (solvency): bank that meets neither Common Equity Tier 1 Capital nor Regulatory Capital (or Total Capital) requirements as required by the General Banking Act.

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

Requirements for Obligations Denominated in Foreign Currencies

Foreign currency-denominated obligations of Chilean banks are subject to two requirements:

●	a reserve requirement of 9.0% for demand deposits and 3.6% for time deposits (see “Item 4. Information on the Company—Regulation and Supervision—Reserve Requirements”); and

●	net foreign currency outflows may not exceed the amount of the Common Equity Tier 1 Capital for the next 30 days as measured by the C46 index.

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

The Manual’s main objective is to provide timely disclosure of our policies and internal regulations in connection with the disclosure of information to the public and the systems that have been implemented by us. In addition, these policies and internal regulations establish codes of conduct that our employees and other people with access to certain information must comply with in order to protect information related to us.

The Manual is available to the public on our web page at www.bancochile.cl.

In addition, through RAN 21-20 associated with the Pillar 3 requirements of Basel III, the CMF establishes that local banks must have an internal policy pursuing to verify the information to be disclosed to the market. Through this policy, banks should guarantee that Pillar 3 information to be disclosed has at least been subject to the same degree of internal review and the same internal control process as financial information. As such, the board of directors and the senior management are responsible for establishing and maintaining an effective internal control structure for information to be disclosed by the bank while also ensuring and certifying that the information has been reviewed in accordance with the guidelines defined by the CMF and prepared under the internal control processes approved by the board.

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

Prevention of Money Laundering, the Financing of Terrorism and Non-Proliferation of Weapons of Mass Destruction

Law No. 19,913, enacted in 2003, created the Financial Analysis Unit and established specific regulations regarding money laundering. The CMF issues further regulations governing the requirements applicable to banks in relation to the prevention of money laundering, terrorism financing and non-proliferation of weapons of mass destruction. The regulations, as amended, are aimed at incorporating international AML and terrorism financing laws to the Chilean banking industry. Pursuant to these regulations, the CMF requires that banks implement an Anti-Money Laundering and Terrorism Financing system based mainly on the “know your customer” and source of wealth concepts. Moreover, these policies and procedures must be approved by the board of directors of each bank and must consider the volume and complexity of its operations and other related parties.

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

Among other regulations of the CMF related to PEPs, it requires banks to keep specific PEPs policy and procedures in place to grant certain loans to PEPs, as well as to carry out controls procedures associated with service providers when PEPs are involved therewith. As such, our board of directors has approved related policies that have been duly implemented by our bank.

Prevention, Detection and Prosecution of Corruption

Law No. 21,121, which came into force on November 20, 2018, amends the Criminal Code for the Prevention, Detection and Prosecution of Corruption, and Law No. 20,393 on Criminal Liability of Legal Entities, addresses business-to-business bribery and discretion abuse, increasing prison time and pecuniary penalties and criminalizing corruption and unfair administration affecting private individuals and companies, among other matters. This law criminalizes the behavior of private businesses with the aim of regulating transparency between them, without need for a public official to participate in the crime, and with a very wide range of alternatives that could configure the crime. Particularly, in relation to the crime of unfair administration, this law incorporates a penalty for anyone who, being responsible for the management of third-party assets, commits abusive acts or omissions that damage the owner of those assets.

Economic Crimes Law

On August 17, 2023, law No. 21,595, also known as “Economic Crimes Law,” was enacted. The main intention of this law is to improve the criminal regulations related to “white collar crimes” and the penalties that are applicable to them. This law also created new environmental crimes, and systematized exiting crimes while regulating penalties and legal actions applicable to the persons responsible for these crimes, among other changes.

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

Furthermore, on September 1, 2024, certain provisions of Law No. 21,595 regarding criminal liability for entities became effective, which widened the list of potential crimes that may subject legal entities to criminal liability. Among the main topics addressed by these provisions are: (i) an extension of the kind of entity who may be found criminally liable, including private companies, public companies created by law, state-owned companies, political parties, among others, (ii) an increased list of crimes attributable to entities, including economic crimes that can be committed without intent, but with negligence, such as certain environmental crimes, injuries, homicide, and offences committed within the scope of a company’s activities, among others, (iii) modified sanctions, including fines that are calculated on the basis of the average revenue of the sanctioned entity, (iv) criminal liability of natural persons that act on behalf of a legal person when the offence is committed by the natural person, regardless of his/her position in the legal person, or by a person providing services to the legal person, and (v) the need for companies to implement a high-standard crime prevention model as a defense to exempt the legal person from criminal liability, among other things.

Personal Data Protection Law

On December 13, 2024, Law No. 21,719 regulating the protection and processing of personal data was published. This law aims to improve the rules on processing personal data of individuals, requiring consent of the owner of such data or in cases authorized by law, seeking to ensure standards of quality, information, transparency, and security. Likewise, under this law, the Personal Data Protection Agency was created, which aims to ensure the protection of personal data.

The law defines a series of data protection violations, ranging from minor to very serious depending on the intention behind the acts of the responsible for protecting the information or the consent requested to the data owner. For companies in charge of managing personal data from their customers or counterparties as part of their normal course of business, starting on December 2026, the sanctions for non-compliance with the law may include: (i) a written warning or fine of up to UTM 5,000 (Ch$336 million as of December 31, 2024) for minor infractions; (ii) fines of up to UTM 10,000 (Ch$672.9 million as of December 31, 2024) for serious violations, (iii) fines of up to UTM 20,000 (Ch$1,345.9 million as of December 31, 2024) for very serious violations. In the case of backsliding, large companies could be fined with an equivalent amount for very serious violations or up to an amount equivalent to 2% or 4% of the revenues for serious and very serious violations, respectively.

To comply with the provisions included in this law, during 2024, we created the Data Protection Area, which belongs to our Global Compliance Division and is responsible for implementing and enhancing procedures and data protection rights for our customers, staff, and providers. The manager of this department became our Data Protection Officer, who oversees our compliance with this law and the internal regulatory bodies on related matters, while being responsible for ensuring adequate training of our staff and addressing customers’ inquiries. During 2024, we were not fined due to events related to data protection and customer privacy.

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

Law No. 21,081 enacted in 2019 strengthens consumer protection, granting new powers to SERNAC in matters of oversight. Likewise, fines are increased and the authority of SERNAC is reinforced in the scope of collective actions and collective voluntary procedures. Among other matters that affect banks as financial services providers are:

●	SERNAC inspectors shall be empowered to request the assistance of public force to be granted by local courts, in the event that the provider does not provide access to its facilities to SERNAC.

●	SERNAC is granted authority to initiate collective voluntary procedures.

●	Fines for adhesion contract infringement and misleading advertising are increased to up to 1,500 UTM (Unidades Tributarias Mensuales) which, as of December 31, 2024, would amount to approximately Ch$101 million (approximately U.S.$101,500).

●	For the determination of fines, within the framework of collective actions, mitigating and aggravating circumstances and the number of affected consumers will be weighted. In case of full and effective compensation damages for all consumers, a lump sum will be applied as a fine, which may not exceed 30% of the sales of the product or service line made in the period of the infringement, or double the economic benefit obtained as a result of it. In any case, the fine may not exceed 45,000 UTA (Unidades Tributarias Anuales) for each event, which as of December 31, 2024 amounted to approximately Ch$36,339 million (approximately U.S.$37 million).

●	In collective lawsuits, in addition to the material damage, moral damage may be also sought, and the judge may establish a common minimum amount.

●	The court is empowered to increase the amount of the compensation granted by 25% in case of aggravating circumstances, established in the Consumer Protection Law.

Law No. 20,009 establishes certain liabilities of payment service providers (such as banks) and their customers, was modified in 2020, setting high standards that banks must comply with in cases of fraudulent transactions carried out with payment cards (i.e., credit or debit cards), including electronic means. According to this law, debits to payment cards unrecognized by the customer, must be returned to the cardholder’s account. This legislation provides that, if such unrecognized debits amount up to UF 35 (equivalent to Ch$1.3 million as of December 31, 2024), the payment service provider must return these funds to the cardholder’s account within five business days. If unrecognized debits exceed UF 35, the payment service provider has seven more days to return the excess of UF 35. However, in this case, the payment service provider may retain such excess on the grounds of having sufficient evidence to establish that the cardholder acted with fraud or gross negligence, in which case the payment service provider will be required to prove this in court. Also, this law prohibits payment service providers from offering fraud insurance for such cards. It further establishes obligations for the payment service provider to take adequate measures to protect the payment services in case of unlawful acts, holding them liable for damages caused by security and protection deficiencies in their technological systems through which such services are provided. Accordingly, this law establishes that certain fraudulent transactions with payments cards and electronic payments (such as forgery of credit or debit cards, sale of forged or stolen cards and/or its data, impersonation of a card/accountholder, etc.) are constitutive of crimes subject to prison and fines up to threefold the fraudulent transaction. It also provides the Chilean public prosecutor with broad powers to investigate when such frauds are suspected to be related to organized crime. Some of the effects that this new regulation has caused since its publication are: (i) banks’ liabilities towards clients in cases of fraudulent transactions carried out with credit or debit cards, including those by electronic means, have increased; (ii) litigation and related costs have increased; (iii), thresholds and evidentiary standards were raised in litigation to determine the liability of the customer.

In May 2024, Law No. 21,673 came into effect, resulting in –among others– the following amendments to Law No. 20,009: (i) a decrease in the timeframe for cardholders to unrecognized transactions and charges to their credit and debit cards from 120 to 60 days, (ii) changes to the complaint procedure, including the entitlement of the credit or debit card issuer to require the cardholder to provide a certified declaration indicating the claimed amount, the transaction date and the product and payment channel through which the fraud would have been carried out, while requiring the card user to submit a formal complaint before the public prosecutor, local courts or local police that should be shared with the card issuer, who is entitled to retain claimed funds until the submission of the complaint or deny the reimbursement of funds if the formal complaint is not submitted within 30 days, (iii) the introduction of new reimbursement thresholds from the former UF35 (Ch$1.3 million as of December 31, 2024) to differentiated thresholds ranging from UF15 to UF35 (Ch$0.6 million to Ch$1.3 million as of December 31, 2024), (iv) an increase in the timeframe for fund reimbursement from five to ten working days for card issuers, and (v) the possibility for card issuers to deny fund reimbursement if having enough evidence of willful misconduct or gross negligence by the card user.

Law No. 21,314 from 2021, among other matters, sets rules on the application of interests and fees in relation to certain loan products. Some of the modifications introduced by this law include: (i) the prohibition of charging interests on the portion of credits that is already paid; (ii) the prohibition of charging simultaneously and jointly default interests with other kinds of interest over the same amount; and (iii) the determination that, during the 12 months following the publication of this law, the CMF must enact specific regulations addressing the extent to which fees or and/or commissions may be charged on credit transactions. On August 5, 2022, CMF issued General Standard No. 484, which set forth the requirements, rules and conditions regarding commissions charged on money credit operations. This rule came into effect on August 1, 2023, adapting the commissions charged by the Bank to these regulations as of that date.

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

Fintech Law

In January 2023, Law No. 21,521 (the “Fintech Law”) was enacted. The general purpose of this law is to establish a general framework to encourage the provision of financial services through technological means by an array of providers (including banks), promoting financial inclusion and innovation, competition in the financial markets, protection of the clients of financial products and services, adequate protection of the data processed, preservation of financial integrity and stability, and strengthening anti money-laundering legislation. The Fintech Law, together with the adoption of several amendments to relevant laws of Chilean financial institution regulation, sets out the general rules for financial technology providers of technological infrastructure services, payments and remittances services, enterprise financial management services, cryptocurrencies, lending services, open finance services, technological insurance services, crowdfunding platforms, digital banking services, wealth management services and personal financial management services, among others.

Also, Law No. 21,521 expressly recognizes that banks may provide the services of order routing, investment advice, intermediation and custody of financial instruments under the legal and regulatory framework governing banks and without the need to be registered in the Registry of Financial Service Providers created by this law.

The Fintech Law also creates the “Open Finance System” that allows the exchange of client information between different providers of financial services, such as banks, using remote and automated access interfaces that channels interconnection and direct communication among the participating institutions of the system, subject to the security standards and regulations provided by the Fintech Law and the rules the CMF must issue.

The CMF established a schedule for implementing the Fintech Law, including several roundtables with market agents and the issuance of diverse rules, such as:

●	Normas de Carácter General (Norms of General Application) No. 502 and No. 524, issued between January and December 2024, which regulate fintech services, including crowdfunding platforms, alternative trading systems, financial and lending advisors, order routers, and financial instruments intermediaries and custodians. Through these sets of rules, the CMF also regulates the registry, authorization, and obligation of financial services providers.

●	Norma de Carácter General No. 514 issued in July 2024, which regulates the Open Finance System to oversee the exchange of information among the Open Finance System participants.

Maximum Legal Interest Rates

Maximum interest rates are regulated by Law No. 20,715, enacted in 2013. This legislation affects all Chilean businesses that charge interests (including all banks, department stores and any other commerce or financial provider) on loans up to UF 200 (approximately Ch$7.7 million or U.S.$ 7,700 as of December 31, 2024), including installment loans, credit cards and credit lines related loans, as well as overdue loans. This regulation established among other things, a new methodology for calculating the maximum legal interest rate for loans –not indexed to inflation– longer than a 90-day term, which resulted in a reduction of the maximum legal interest rate applicable to such debtors.

We cannot rule out that new limits to the maximum interest rates may be imposed to local banks or foreign banks operating in Chile in the future.

In addition, in September 2023, the Chilean Supreme Court established that the maximum legal interest established in Article No. 6 of Law No. 18,010 (complemented by Law No. 20,715) applies to credit operations expressed in any currency, including those expressed and payable in foreign currency, except for the exclusions defined in Article No. 5 of the same law. Based on this, on November 30, 2023, the CMF determined that from the date of the next publication of the maximum legal interest rates, credit operations in foreign currency or expressed in foreign currency would be covered by the provisions set in the law, and any infringement would be subject to the consequences set out in Law No. 18,010 and other legal provisions. This change in the treatment for operations in foreign currency or expressed in foreign currency did not have a material effect on our results of operations or financial condition for the year ended December 31, 2024.

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

Credit Risk Provisioning

On July 6, 2018, the banking regulator published a set of amendments (Circular No. 3,638) to Chapter B-1 of Compendio de Normas Contables introducing changes to provisioning rules for commercial loans evaluated on a group basis. From the banking regulator’s point of view, these new rules are aimed at supplementing the changes introduced in 2014 (Circular No. 3,573 mentioned above) by establishing a standardized methodology to compute minimum acceptable level of loan loss allowances for commercial loans evaluated on a group basis that banks should recognize on their balance sheet. The new framework is composed of three methods depending on the type of loans, as follows: (i) leasing loan allowances will be set by taking into account delinquency the type of asset underlying the contract and the ratio of present value to book value, (ii) student loan allowances will be based on the type of loan (government-backed or not), if the loan is callable or not and delinquency, and (iii) other commercial loan allowances will be set based on delinquency, guarantees backing the loan and the loan to guarantee ratio. In addition, the new set of rules also addressed other topics related to loan provisioning, including (i) a minimum risk index of 0.5% for other-than-past-due loans that a bank must hold on an individual basis and on a consolidated basis considering both operations in Chile and abroad, (ii) the establishment that allowances for leasing residential loans must be in consistency with residential mortgage loans managed by the same bank, and (iii) that non-performing residential mortgage loans will drag into the same condition other credits owed by the same debtor for provisioning purposes. The new provisioning criteria became effective in July 2019 and had no material impact on our results of operations.

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

On November 22, 2022 and October 12, 2023, the CMF published for comment a standardized methodology to compute expected credit losses for consumer loans (including contingent loans) while allowing the use of guarantees in order to determine both the probability of default (“PD”) and the loss given default (“LGD”). Final rules on this matter were published by the CMF on March 8, 2024 through Circular No. 2,346. Prior to the introduction of this standardized method, under Chilean GAAP, the expected credit losses for consumer loans (including contingent loans) were computed by using banks’ internal models to estimate the PD and the LGD for the portfolio. Instead, the new regulation introduces standardized matrices for the determination of the PD and LGD to be used to compute the minimum level of expected credit losses for consumer loans under Chilean GAAP. The PD matrix is based on diverse factors including: (i) the debtor’s overdue loans in the specific bank, (ii) the debtor’s overdue loans in the whole banking industry, and (iii) the holding of a mortgage loan as a proxy of willingness of payment. In the case of LGD, a breakdown by lending product is introduced in order to recognize the differences in the recovery rate for installment loans, credit cards and credit lines, and leasing or car financing loans, also depending on whether the debtor has a residential mortgage loan in the financial system. The new standardized provisioning method became effective on January 1, 2025, and based on the information currently available, we expect this methodology to have an impact of approximately Ch$69,000 million on our operational results before income tax, under Chilean GAAP during 2025. To address this effect, the Bank resolved to release additional provisions when the new standardized method became effective. These rules did not and will not have any impact on our results of operations or financial condition under IFRS.

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

Foreign investors from Double Taxation Avoidance Treaty (“DTAT”) countries are able to use 100% of the corporate tax paid by the company as a tax credit, which is the case of the DTAT between the United States of America and Chile, which entered into force on December 19, 2023. See more information regarding this DTAT in “Item 10. Additional Information—Taxation”. However, local investors and holders from non-DTAT countries are permitted to use only 65% of the corporate tax paid by the company as a tax credit. In order to provide evidence of their tax residence, foreign holders of our ADSs or of our shares of common stock must submit a certificate of residence issued by their local tax authority to Banco de Chile. This certificate must be legalized or apostilled and validated at the moment of the distribution of dividends, otherwise the Tax credit will be 65%.

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

In December 2023, Law No. 21,641 was enacted. This law aims to strengthen the resilience of the financial system and its infrastructure. Among other matters, this law: (i) requires the Chilean Tax Authority to implement a simplified procedure for certain non-residents to obtain a Chilean Tax ID (RUT) for the purposes of opening and operating a CLP current account in the market, (ii) includes the requirement of a tax information exchange agreement in place between Chile and the non-resident’s country of tax residency, and (iii) modifies the Tax Code to require local banks or correspondent banks to report to the Chilean tax authority the identification of non-residents that open CLP current accounts and contains requirements that these local banks provide information such as credits and debits in these accounts and the amount of these transactions. On April 3, 2025, the Chilean IRS issued regulations addressing the specific requirements for the implementation of the aforementioned simplified procedure for certain non-residents to obtain a Chilean Tax ID (RUT).

On October 24, 2024, Law No. 21,713 was enacted. This law is primarily focused on tax compliance and improving tax enforcement under the prevailing tax system by considering seven main pillars: (i) the modernization of the tax management framework and the tax and customs courts, (ii) improved control of informality, (iii) the introduction of new rules that aim to prevent and uncover tax crimes, such as the creation of the “anonymous whistleblower”, (iv) the reinforcement of the local IRS capabilities to avoid aggressive tax planning through the tax avoidance regulation, (v) the introduction of additional powers for the Taxpayer’s Ombudsman Agency, (vi) regularization of tax obligations by making payment programs more flexible, and (vii) a strong focus on institutional strengthening and probity. For more information see “Item 3. Risk Factors—Risks Relating to our Operations and the Chilean Banking Industry—Stricter banking regulations and changes in law may constrain our operations and thereby adversely affect our financial condition and results” and for additional information in the Chilean Tax framework, see “Item 10. Additional Information—Taxation—Chilean Tax Considerations.”

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

Labor-related laws

On April 26, 2023, Law No. 21,561 was enacted to define a clearer framework on working hours for specific types of workers. According to the law, the working hours per week will be reduced from 45 hours to 44, 42, and 40 hours one year, three years and five years after the enactment of the law, respectively. Before the enactment of this law, the effective working hours of Banco de Chile’s staff were 42.5 hours per week. During 2023, based on diverse pilot projects to assess the impact of reducing the weekly working hours to 40 hours per week, we decided to fully spread this new framework to the entire workforce, with no material effects on our labor costs or the quality of services delivered to our customers.

On May 30, 2023, Law No. 21,578 was enacted and went into effect immediately. Among other matters related to the labor framework, this law aims to both set and gradually increase the monthly statutory minimum wage for workers while also widening benefits for workers who receive family and maternity bonuses and subsidizing micro, small and medium enterprises to afford the increase in the statutory minimum wage. According to the law, the monthly gross minimum wage (before social security contributions and taxes) is expected to be Ch$440,000 starting May 1, 2023, Ch$460,000 starting September 1, 2023, Ch$500,000 starting July 1, 2024, and Ch$510,636 starting January 1, 2025 (approximately U.S.$442, U.S.$462, U.S.$503 and U.S.$513 per month, respectively, as of December 31, 2024). After that, no later than April 2025, the President must submit a bill to the Congress proposing a new adjustment to the minimum wage, and related benefits, starting May 1, 2025. As of the date of this annual report, none of our employees are subject to the monthly statutory minimum wage.

On December 29, 2023, Law No. 21.645 was enacted and went into effect on January 29, 2024. This law establishes the right to teleworking for all workers who care for children younger than fourteen years old, disabled people or dependent people regardless of age. This law does not apply to workers who have the power to represent the employer, such as managers, assistant managers, among others. Also, this law establishes the right to preferential use of legal holidays during school holidays as established by the Ministry of Education for workers who care for children younger than fourteen years old and either disabled or dependent teenagers younger than eighteen years old, over workers without such obligations. In addition, the law seeks to promote equal treatment between women and men while introducing new labor rights aimed at reconciling family life.

On January 5, 2024, Law No. 21,643 was enacted. This law, which went into effect on August 1, 2024, aims to reinforce the prevention, investigation and sanctions for workplace harassment, sexual harassment and violence at the workplace. In order to achieve these goals, the law establishes specific definitions for harassment in order to promote identification and prevention, while introducing specific responsibilities for employers in relation to preventing and treating harassment situations. Also, the law establishes specific complaint and investigation procedures while defining the corresponding sanctions. Thus, the main topics addressed by this law are related to: (i) the definition of workplace harassment as any abusive, hostile or intimidating behavior that affects worker's dignity, while sexual harassment is defined as any verbal, non-verbal or physical behavior of a sexual nature that affects the dignity of a person at work, (ii) the obligation for companies to implement clear and effective protocols to prevent workplace and sexual harassment, including the creation of accessible and confidential reporting channels, as well as training of all employees on these matters, (iii) the introduction of a clear procedure for the reporting and investigation of harassment cases, for which employers must ensure confidentiality and professional treatment for all complaints while taking immediate action to investigate and resolve reported cases, and (iv) the establishment of severe sanctions for employers who fail to comply with their obligations defined by the law, which may include fines, as well as civil and criminal liabilities.

Reporting of Operational and Cybersecurity Incidents and Cybersecurity Framework Law

According to Chapter 20-8 of Recopilación Actualizada de Normas, banks must report immediately to the CMF certain types of significant operational incidents to keep the regulator properly informed. For purposes of the regulation, an operational incident is deemed significant if the event affects the business continuity, information security or reputation of the bank.

During 2018, the regulator introduced modifications to the regulation associated with the management of operational risk by supplementing Chapters 1-13 and 20-8 of Recopilación Actualizada de Normas with specific guidelines on cybersecurity matters. Under this amendment, the CMF widens its scope of supervision by incorporating cybersecurity matters through the ongoing assessment of banks’ critical technological infrastructure that exposes banks to risks of data integrity, data availability and confidentiality of clients’ information. Also, a dedicated digital platform was created, through which banks should report directly to the regulator within a 30-minute time frame the occurrence of an incident and requires the appointment of the bank’s representative to oversee the communication with the CMF for these purposes. Similarly, banks are required to timely inform customers and users about cybersecurity incidents affecting quality and continuity of services, as well as incidents that are publicly known. In addition, under these guidelines, banks are compelled to maintain an alert system at an industry level to share information about incidents and measures that should be taken in order to mitigate widespread impact.

On April 8, 2024, Law No. 21,663 (Cybersecurity Framework Law) was published in the Chilean Official Gazette. This law establishes a general cybersecurity regulatory environment and creates the National Cybersecurity Agency (Agencia Nacional de Ciberseguridad) as well as a national incident response team (the CSIRT). The Cybersecurity Framework Law also establishes the minimum standards for prevention, resolution and response to cybersecurity incidents. In addition, penalties for non-compliance may range from 5,000 to 40,000 UTM. The regulation standards will be applicable mainly to public and private institutions that provide essential services, including banking, financial services and payment methods, including us.

Institutions are required to implement ongoing measures to prevent, report and resolve cybersecurity incidents, in accordance with the law and regulations. If a security incident occurs, for example, the institution has to: (a) report it to the authority within 3 hours of becoming aware of it; (b) supplement the aforementioned report with further information on the incident within the next 72 hours; and (c) submit a final report on the matter.

The National Cybersecurity Agency, which activities officially began on January 2, 2025, has the following key functions: (i) establish regulation, standards and protocols to implement the Cybersecurity Framework Law, (ii) oversee and regulate public and private institutions that provide essential cybersecurity services, (iii) advise and provide support to the President of the Republic in the development of cybersecurity-related policies, plans, and programs, (iv) coordinate and supervise the response to cybersecurity incidents through the CSIRT and other organizations, (v) certify and verify compliance with cybersecurity standards in state agencies, and (vi) promote cybersecurity research and development, as well as strengthening local industry, among others.

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

ORGANIZATIONAL STRUCTURE

The following diagram presents our current corporate structure, including our subsidiaries and their respective direct ownership interests, as of April 17, 2025:

All of the subsidiaries presented above have their jurisdiction of incorporation in the Republic of Chile. See “—Business Overview—Principal Business Activities—Operations through Subsidiaries” for more information on our subsidiaries.

On July 29, 2024, Banco de Chile incorporated B-Pago, an entity owned by Banco de Chile and Banchile Asesoría Financiera, with 99.99% and 0.01% participation interest, respectively, to provide acquiring and processing services for credit and debit cards. The incorporation of B-Pago was approved by the CMF on July 5, 2024.

On April 10, 2025, our Board of Directors resolved, subject to prior authorization from the CMF, to absorb our collection services subsidiary Socofin S.A. through the acquisition of its shares held by Banchile Asesoría Financiera S.A. Consequently, this action will result in the dissolution of Socofin S.A. Furthermore, upon the dissolution of the aforementioned entity, the Bank will assume the status of legal successor and continuer thereof.

PROPERTY, PLANT AND EQUIPMENT

We are based in Chile and own the building located at Paseo Ahumada 251, Santiago, Chile, which has 77,517 square meters and serves as the headquarters for the Bank and its subsidiaries. In addition, we own both offices and parking space in four other buildings located at Huerfanos 740, Agustinas 733, Andrés Bello 2687 and El Bosque 500, Santiago, Chile where the rest of our executive offices are located. The total area we own in such buildings is equivalent to 46,335 square meters.

As of December 31, 2024, we owned the properties on which 137 of our full-service branches and other points of sale are located (104,674 square meters of office space). Also, as of December 31, 2024, we had leased office space for 89 of our full-service branches with office space of approximately 34,661 square meters.

We also own properties throughout Chile for back office and administrative operations, as well as for storage of documents and other purposes. We believe that our facilities are adequate for our present needs and suitable for their intended purposes.

As of December 31, 2024, we also owned approximately 133,425 square meters in mainly recreational physical facilities in Chile, which we use to assist our employees in maintaining a healthy work and life balance and which we use for incentive and integration activities.

For more information on our infrastructure expenditures budget for 2025, see “Item 4. Information on the Company—History and Development of the Bank—Capital Expenditures.”

SELECTED STATISTICAL INFORMATION

The following information is included for analytical purposes and should be read in conjunction with our audited consolidated financial statements as of and for the year ended December 31, 2024 included elsewhere in this annual report and “Item 5. Operating and Financial Review and Prospects.”

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

The following tables set forth, by currency of denomination, average balances and, where applicable, interest amounts and nominal rate for our assets and liabilities under IFRS for the years ended December 31, 2022, 2023 and 2024:

	For the Year Ended December 31,
	2022					2023					2024
IFRS:	Average Balance		Interest Earned(1)		Average Nominal Rate(2)	Average Balance		Interest Earned(1)		Average Nominal Rate(2)	Average Balance		Interest Earned(1)		Average Nominal Rate(2)
	(In millions of Ch$, except percentages)
Assets
Interest earning assets
Cash and due from Banks
Ch$	Ch$	—	Ch$	—	—%	Ch$	—	Ch$	—	—%	Ch$	—	Ch$	—	—%
UF		—		—	—		—		—	—		—		—	—
Foreign currency		1,170,612		11,605	0.99		1,197,620		45,854	3.83		1,270,170		54,778	4.31
Total		1,170,612		11,605	0.99		1,197,620		45,854	3.83		1,270,170		54,778	4.31
Financial Investments
Ch$		5,728,568		391,265	6.83		6,962,635		616,555	8.86		4,916,092		299,499	6.09
UF		1,290,482		177,731	13.77		1,430,752		92,736	6.48		1,393,413		80,229	5.76
Foreign currency		168,532		3,739	2.22		173,297		8,595	4.96		149,532		7,994	5.35
Total		7,187,582		552,735	7.97		8,566,684		717,886	8.38		6,459,037		387,722	6.00
Loans in advance to Banks
Ch$		1,837,196		150,160	8.17		1,470,722		158,139	10.75		879,528		57,783	6.57
UF		—		—	—		—		—	—		—		—	—
Foreign currency		300,033		4,567	1.52		295,615		11,455	3.87		380,771		15,924	4.18
Total		2,137,229		154,727	7.24		1,766,337		169,594	9.60		1,260,299		73,707	5.85
Commercial loans
Ch$		9,958,172		489,067	4.91		9,732,662		845,148	8.68		9,124,580		675,540	7.40
UF		6,880,080		1,052,861	15.30		6,938,361		605,777	8.73		7,572,541		623,870	8.24
Foreign currency		3,144,109		117,366	3.73		3,354,785		235,076	7.01		3,441,743		252,104	7.32
Total		19,982,361		1,659,294	8.30		20,025,808		1,686,001	8.42		20,138,864		1,551,514	7.70
Consumer Loans
Ch$		4,455,451		612,944	13.76		4,993,797		791,551	15.85		5,217,477		827,532	15.86
UF		59,169		9,614	16.25		42,516		3,798	8.93		32,618		2,819	8.64
Foreign currency		54,880		—	—		57,779		—	—		64,127		—	—
Total		4,569,500		622,558	13.62		5,094,092		795,349	15.61		5,314,222		830,351	15.63
Residential mortgage loans
Ch$		44,509		748	1.68		48,999		1,028	2.10		58,871		1,265	2.15
UF		10,774,506		1,662,786	15.43		11,764,566		916,231	7.79		12,635,579		962,200	7.62
Foreign currency		—		—	—		—		—	—		—		—	—
Total		10,819,015		1,663,534	15.38		11,813,565		917,259	7.76		12,694,450		963,465	7.59
Repurchase agreements
Ch$		45,077		4,142	9.19		48,648		5,984	12.30		69,235		4,601	6.65
UF		—		—	—		—		—	—		—		—	—
Foreign currency		—		—	—		—		—	—		—		—	—
Total		45,077		4,142	9.19		48,648		5,984	12.30		69,235		4,601	6.65
Other assets
Ch$		68,866		5,529	8.03		76,762		3,114	4.06		90,155		3,731	4.14
UF		—		—	—		—		—	—		—		—	—
Foreign currency		264,975		4,927	1.86		322,018		16,012	4.97		329,213		16,505	5.01
Total		333,841		10,456	3.13		398,780		19,126	4.80		419,368		20,236	4.83
Total interest earning assets
Ch$		22,137,839		1,653,855	7.47		23,334,225		2,421,519	10.38		20,355,938		1,869,951	9.19
UF		19,004,237		2,902,992	15.28		20,176,195		1,618,542	8.02		21,634,151		1,669,118	7.72
Foreign currency		5,103,141		142,204	2.79		5,401,114		316,992	5.87		5,635,556		347,305	6.16
Total	Ch$	46,245,217	Ch$	4,699,051	10.16%	Ch$	48,911,534	Ch$	4,357,053	8.91%	Ch$	47,625,645	Ch$	3,886,374	8.16%

(1)	Interest earned includes interest accrued on trading securities.
(2)	Average nominal interest rate includes the effect of inflation indexation on UF-denominated assets.

	For the Year Ended December 31,
	2022					2023					2024
IFRS:	Average Balance		Interest Earned(1)		Average Nominal Rate(2)	Average Balance		Interest Earned(1)		Average Nominal Rate(2)	Average Balance		Interest Earned(1)		Average Nominal Rate(2)
	(In millions of Ch$, except percentages)
Assets
Non-interest earning assets
Cash and due from banks
Ch$	Ch$	1,450,325	Ch$	—	—%	Ch$	1,450,325	Ch$	—	—%	Ch$	1,458,368	Ch$	—	—%
UF		—		—	—		—		—	—		—		—	—
Foreign currency		345,476		—	—		345,476		—	—		389,879		—	—
Total		1,795,801		—	—		1,795,801		—	—		1,848,247		—	—
Transactions in the course of collection
Ch$		244,853		—	—		244,853		—	—		182,031		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		296,058		—	—		296,058		—	—		232,138		—	—
Total		540,911		—	—		540,911		—	—		414,169		—	—
Allowances for loan losses
Ch$		(702,567)		—	—		(702,567)		—	—		(678,981)		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		—		—	—		—		—	—		—		—	—
Total		(702,567)		—	—		(702,567)		—	—		(678,981)		—	—
Derivatives
Ch$		2,139,099		—	—		2,139,099		—	—		1,927,528		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		447,293		—	—		447,293		—	—		411,260		—	—
Total		2,586,392		—	—		2,586,392		—	—		2,338,788		—	—
Investments in Other Companies
Ch$		55,630		—	—		53,354		—	—		64,624		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		25		—	—		24		—	—		80		—	—
Total		55,655		—	—		53,378		—	—		64,704		—	—
Intangible assets
Ch$		115,119		—	—		153,040		—	—		182,973		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		—		—	—		—		—	—		—		—	—
Total		115,119		—	—		153,040		—	—		182,973		—	—
Fixed assets
Ch$		215,367		—	—		207,600		—	—		195,741		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		—		—	—		—		—	—		—		—	—
Total		215,367		—	—		207,600		—	—		195,741		—	—
Lease assets
Ch$		99,052		—	—		95,684		—	—		101,717		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		—		—	—		—		—	—		—		—	—
Total		99,052		—	—		95,684		—	—		101,717		—	—
Current tax assets
Ch$		58,087		—	—		158,434		—	—		183,119		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		—		—	—		—		—	—		—		—	—
Total		58,087		—	—		158,434		—	—		183,119		—	—
Deferred tax assets
Ch$		304,764		—	—		310,533		—	—		293,734		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		—		—	—		—		—	—		—		—	—
Total		304,764		—	—		310,533		—	—		293,734		—	—
Other assets
Ch$		457,140		—	—		660,466		—	—		906,312		—	—
UF		20,312		—	—		26,882		—	—		33,009		—	—
Foreign currency		25,495		—	—		51,003		—	—		89,222		—	—
Total		502,947		—	—		738,351		—	—		1,028,543		—	—
Total non-interest earning assets
Ch$		5,113,096		—	—		4,770,821		—	—		4,817,166		—	—
UF		20,312		—	—		26,882		—	—		33,009		—	—
Foreign currency		1,455,311		—	—		1,139,854		—	—		1,122,579		—	—
Total		6,588,719		—	—		5,937,557		—	—		5,972,754		—	—
Total Assets
Ch$		27,250,935		1,653,855	—		28,105,046		2,421,519	—		25,173,104		1,869,951	—
UF		19,024,549		2,902,992	—		20,203,077		1,618,542	—		21,667,160		1,669,118	—
Foreign currency		6,558,452		142,204	—		6,540,968		316,992	—		6,758,135		347,305	—
Total	Ch$	52,833,936	Ch$	4,699,051	—%	Ch$	54,849,091	Ch$	4,357,053	—%	Ch$	53,598,399	Ch$	3,886,374	—%

(1)	Interest earned includes interest accrued on trading securities.
(2)	Average nominal interest rate includes the effect of inflation indexation on UF-denominated assets.

	For the Year Ended December 31,
	2022					2023					2024
IFRS:	Average Balance		Interest Accrued(1)		Average Nominal Rate(2)	Average Balance		Interest Accrued(1)		Average Nominal Rate(2)	Average Balance		Interest Accrued(1)		Average Nominal Rate(2)
	(In millions of Ch$, except percentages)
Liabilities
Interest bearing liabilities
Savings accounts and time deposits
Ch$	Ch$	8,441,458	Ch$	704,924	8.35%	Ch$	11,179,408	Ch$	1,099,488	9.83%	Ch$	11,339,821	Ch$	618,544	5.45%
UF		1,622,083		240,462	14.82		2,133,234		189,210	8.87		1,954,662		149,141	7.63
Foreign currency		1,633,001		26,975	1.65		1,822,047		90,558	4.97		1,973,237		91,516	4.64
Total		11,696,542		972,361	8.31		15,134,689		1,379,256	9.11		15,267,720		859,201	5.63
Repurchase agreements
Ch$		181,091		15,810	8.73		137,431		15,092	10.98		175,239		9,057	5.17
UF		—		—	—		—		—	—		—		—	—
Foreign currency		3,357		34	1.01		3,881		91	2.34		3,756		120	3.19
Total		184,448		15,844	8.59		141,312		15,183	10.74		178,995		9,177	5.13
Borrowings from financial institutions
Ch$		4,349,164		22,387	0.51		4,349,001		22,404	0.52		1,398,497		7,331	0.52
UF		—		—	—		—		—	—		—		—	—
Foreign currency		693,877		15,026	2.17		905,316		42,199	4.66		1,201,803		64,396	5.36
Total		5,043,041		37,413	0.74		5,254,317		64,603	1.23		2,600,300		71,727	2.76
Debt issued
Ch$		—		—	—		89,603		7,097	7.92		96,722		7,658	7.92
UF		7,403,280		1,105,550	14.93		8,284,133		589,448	7.12		8,582,282		590,231	6.88
Foreign currency		2,092,918		58,852	2.81		1,884,675		55,252	2.93		2,045,014		64,154	3.14
Total		9,496,198		1,164,402	12.26		10,258,411		651,797	6.35		10,724,018		662,043	6.17
Commercial Papers
Ch$		—		—	—		—		—	—		—		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		133,208		1,293	0.97		151,830		8,586	5.66		13,516		800	5.92
Total		133,208		1,293	0.97		151,830		8,586	5.66		13,516		800	5.92
Lease Liabilities
Ch$		94,063		1,865	1.98		89,887		1,980	2.20		94,931		2,381	2.51
UF		—		—	—		—		—	—		—		—	—
Foreign currency		—		—	—		—		—	—		—		—	—
Total		94,063		1,865	1.98		89,887		1,980	2.20		94,931		2,381	2.51
Other financial obligations
Ch$		43,950		1,278	2.91		10,542		136	1.29		12,112		322	2.66
UF		35,218		5,752	16.33		36,384		1,877	5.16		37,759		2,040	5.40
Foreign currency		121,325		544	0.45		97,639		455	0.47		126,587		613	0.48
Total		200,493		7,574	3.78		144,565		2,468	1.71		176,458		2,975	1.69
Total interest-bearing liabilities
Ch$		13,109,726		746,264	5.69		15,855,872		1,146,197	7.23		13,117,322		645,293	4.92
UF		9,060,581		1,351,764	14.92		10,453,751		780,535	7.47		10,574,703		741,412	7.01
Foreign currency		4,677,686		102,724	2.20		4,865,388		197,141	4.05		5,363,913		221,599	4.13
Total	Ch$	26,847,993	Ch$	2,200,752	8.20%	Ch$	31,175,011	Ch$	2,123,873	6.81%	Ch$	29,055,938	Ch$	1,608,304	5.54%

(1)	Interest accrued includes interest accrued on trading securities.
(2)	Average nominal interest rate includes the effect of inflation indexation on UF-denominated liabilities.

	For the Year Ended December 31,
	2022					2023					2024
IFRS:	Average Balance		Interest Accrued(1)		Average Nominal Rate (2)	Average Balance		Interest Accrued(1)		Average Nominal Rate (2)	Average Balance		Interest Accrued (1)		Average Nominal Rate (2)
	(In millions of Ch$, except percentages)
Liabilities
Non-interest-bearing liabilities
Current account and demand deposits
Ch$	Ch$	12,520,106	Ch$	—	—%	Ch$	11,786,499	Ch$	—	—%	Ch$	12,306,678	Ch$	—	—%
UF		258,423		—	—		625,619		—	—		687,954		—	—
Foreign currency		2,772,459		—	—		1,052,510		—	—		1,130,346		—	—
Total		15,550,988		—	—		13,464,628		—	—		14,124,978		—	—
Transactions in the course of payment
Ch$		334,405		—	—		321,691		—	—		263,939		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		312,494		—	—		274,839		—	—		211,892		—	—
Total		646,899		—	—		596,530		—	—		475,831		—	—
Derivatives
Ch$		3,017,595		—	—		2,555,557		—	—		2,191,957		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		289,612		—	—		376,252		—	—		343,423		—	—
Total		3,307,207		—	—		2,931,809		—	—		2,535,380		—	—
Current tax liabilities
Ch$		32,532		—	—		909		—	—		329		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		—		—	—		—		—	—		—		—	—
Total		32,532		—	—		909		—	—		329		—	—
Deferred tax liabilities
Ch$		—		—	—		19		—	—		664		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		—		—	—		—		—	—		—		—	—
Total		—		—	—		19		—	—		664		—	—
Provisions
Ch$		381,331		—	—		355,565		—	—		421,686		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		14,126		—	—		11,309		—	—		12,013		—	—
Total		395,457		—	—		366,874		—	—		433,699		—	—
Other liabilities
Ch$		689,363		—	—		343,015		—	—		422,036		—	—
UF		464		—	—		—		—	—		—		—	—
Foreign currency		116,047		—	—		92,558		—	—		120,150		—	—
Total		805,874		—	—		435,573		—	—		542,186		—	—
Equity
Ch$		5,246,986		—	—		5,877,738		—	—		6,429,394		—	—
UF		—		—	—		—		—	—		—		—	—
Foreign currency		—		—	—		—		—	—		—		—	—
Total		5,246,986		—	—		5,877,738		—	—		6,429,394		—	—
Total non-interest-bearing liabilities and equity
Ch$		22,222,318		—	—		21,240,993		—	—		22,036,683		—	—
UF		258,887		—	—		625,619		—	—		687,954		—	—
Foreign currency		3,504,738		—	—		1,807,468		—	—		1,817,824		—	—
Total		25,985,943		—	—		23,674,080		—	—		24,542,461		—	—
Total liabilities and equity
Ch$		35,332,044		746,264	—		37,096,865		1,146,197	—		35,154,005		645,293	—
UF		9,319,468		1,351,764	—		11,079,370		780,535	—		11,262,657		741,412	—
Foreign currency		8,182,424		102,724	—		6,672,856		197,141	—		7,181,737		221,599	—
Total	Ch$	52,833,936	Ch$	2,200,752	—%	Ch$	54,849,091	Ch$	2,123,873	—%	Ch$	53,598,399	Ch$	1,608,304	—%

(1)	Interest accrued includes interest accrued on trading securities.
(2)	Average nominal interest rate includes the effect of inflation indexation on UF-denominated liabilities.

Interest Earning Assets and Net Interest Margin

The following table sets forth, by currency of denomination, the levels of our average interest earning assets and net interest, and illustrates the comparative margins obtained, for the years ended December 31, 2022, 2023 and 2024:

	For the Year Ended December 31,
	2022		2023		2024
IFRS:	(in millions of Ch$, except percentages)
Total average interest earning assets
Ch$	Ch$	22,137,839	Ch$	23,334,225	Ch$	20,355,938
UF		19,004,237		20,176,195		21,634,151
Foreign currency		5,103,141		5,401,114		5,635,556
Total		46,245,217		48,911,534		47,625,645
Net interest earned (including interest earned on trading securities)(1)
Ch$		907,591		1,275,322		1,224,658
UF		1,551,228		838,007		927,706
Foreign currency		39,480		119,851		125,706
Total	Ch$	2,498,299	Ch$	2,233,180	Ch$	2,278,070
Net interest margin, nominal basis(2)(3)
Ch$		4.10%		5.47%		6.02%
UF		8.16		4.15		4.29
Foreign currency		0.77		2.22		2.23
Total		5.40%		4.57%		4.78%

(1)	Net interest earned is defined as interest revenue earned less interest expense incurred.
(2)	Net interest margin, nominal basis is defined as net interest earned divided by average interest earning assets.
(3)	Net interest margin includes the effect of inflation indexation on UF-denominated assets and liabilities.

Changes in Net Interest Income—Volume and Rate Analysis

The following tables compare, by currency of denomination, changes in our net interest income between 2022 and 2023, as well as 2023 and 2024, caused by (i) changes in the average volume of interest earning assets and interest-bearing liabilities and (ii) changes in their respective nominal interest rates. Volume and rate variances were calculated based on movements in average balances over the period and changes in nominal interest rate, average interest earning assets and average interest-bearing liabilities. The net change attributable to changes in both volume and rate has been allocated proportionately to the change in volume and the change in rate. Also, the rate effect on assets and liabilities includes the impact of inflation indexation on assets UF-denominated assets and liabilities.

	Increase (Decrease) from 2022 to 2023 due to changes in				Net Change from 2022		Increase (Decrease) from 2023 to 2024 due to changes in				Net Change from 2023
IFRS:	Volume		Rate		to 2023		Volume		Rate		to 2024
	(in millions of Ch$)
Assets
Interest earning assets
Cash and due from banks
Ch$	Ch$	—	Ch$	—	Ch$	—	Ch$	—	Ch$	—	Ch$	—
UF		—		—		—		—		—		—
Foreign currency		274		33,975		34,249		2,892		6,032		8,924
Total		274		33,975		34,249		2,892		6,032		8,924
Financial investments
Ch$		94,804		130,486		225,290		(153,796)		(163,260)		(317,056)
UF		17,576		(102,571)		(84,995)		(2,369)		(10,138)		(12,507)
Foreign currency		109		4,747		4,856		(1,237)		636		(601)
Total		112,489		32,662		145,151		(157,402)		(172,762)		(330,164)
Loans in advance to bank
Ch$		(33,614)		41,593		7,979		(51,001)		(49,355)		(100,356)
UF		—		—		—		—		—		—
Foreign currency		(68)		6,956		6,888		3,505		964		4,469
Total		(33,682)		48,549		14,867		(47,496)		(48,391)		(95,887)
Commercial loans
Ch$		(11,319)		367,400		356,081		(50,487)		(119,121)		(169,608)
UF		8,845		(455,929)		(447,084)		53,438		(35,345)		18,093
Foreign currency		8,354		109,356		117,710		6,194		10,834		17,028
Total		5,880		20,827		26,707		9,145		(143,632)		(134,487)
Consumer loans
Ch$		79,049		99,558		178,607		35,477		504		35,981
UF		(2,237)		(3,579)		(5,816)		(859)		(120)		(979)
Foreign currency		—		—		—		—		—		—
Total		76,812		95,979		172,791		34,618		384		35,002
Residential mortgage loans
Ch$		81		199		280		212		25		237
UF		140,949		(887,504)		(746,555)		66,676		(20,707)		45,969
Foreign currency		—		—		—		—		—		—
Total		141,030		(887,305)		(746,275)		66,888		(20,682)		46,206

	Increase (Decrease) from 2022 to 2023 due to changes in					Net Change from 2022	Increase (Decrease) from 2023 to 2024 due to changes in					Net Change from 2023
IFRS:	Volume		Rate			to 2023	Volume		Rate			to 2024
	(in millions of Ch$)
Repurchase agreement
Ch$		349		1,493		1,842		1,974		(3,357)		(1,383)
UF		—		—		—		—		—		—
Foreign currency		—		—		—		—		—		—
Total		349		1,493		1,842		1,974		(3,357)		(1,383)
Other Assets
Ch$		575		(2,990)		(2,415)		553		64		617
UF		—		—		—		—		—		—
Foreign currency		1,263		9,822		11,085		360		133		493
Total		1,838		6,832		8,670		913		197		1,110
Total interest earning assets
Ch$		129,925		637,739		767,664		(217,068)		(334,500)		(551,568)
UF		165,133		(1,449,583)		(1,284,450)		116,886		(66,310)		50,576
Foreign currency		9,932		164,856		174,788		11,714		18,599		30,313
Total	Ch$	304,990	Ch$	(646,988)	Ch$	(341,998)	Ch$	(88,468)	Ch$	(382,211)	Ch$	(470,679)

	Increase (Decrease) from 2022 to 2023 due to changes in				Net Change from 2022 to		Increase (Decrease) from 2023 to 2024 due to changes in				Net Change from 2023
IFRS:	Volume		Rate		2023		Volume		Rate		to 2024
	(in millions of Ch$)
Liabilities
Interest bearing liabilities
Savings accounts and time deposits
Ch$	Ch$	254,891	Ch$	139,673	Ch$	394,564	Ch$	15,557	Ch$	(496,501)	Ch$	(480,944)
UF		62,394		(113,646)		(51,252)		(15,009)		(25,060)		(40,069)
Foreign currency		3,465		60,118		63,583		7,236		(6,278)		958
Total		320,750		86,145		406,895		7,784		(527,839)		(520,055)
Repurchase agreements
Ch$		(4,287)		3,569		(718)		3,400		(9,435)		(6,035)
UF		―		―		―		―		―		―
Foreign currency		6		51		57		(3)		32		29
Total		(4,281)		3,620		(661)		3,397		(9,403)		(6,006)
Borrowing from financial institutions
Ch$		(1)		18		17		(15,460)		387		(15,073)
UF		―		―		―		―		―		―
Foreign currency		5,682		21,491		27,173		15,239		6,958		22,197
Total		5,681		21,509		27,190		(221)		7,345		7,124
Debt issued
Ch$		7,097		―		7,097		564		(3)		561
UF		118,787		(634,889)		(516,102)		20,847		(20,064)		783
Foreign currency		(6,030)		2,430		(3,600)		4,962		3,940		8,902
Total		119,854		(632,459)		(512,605)		26,373		(16,127)		10,246

	Increase (Decrease) from 2022 to 2023 due to changes in					Net Change from 2022 to	Increase (Decrease) from 2023 to 2024 due to changes in					Net Change from 2023
IFRS:	Volume		Rate			2023	Volume		Rate			to 2024
	(in millions of Ch$)
Commercial Papers
Ch$		―		―		―		―		―		―
UF		―		―		―		―		―		―
Foreign currency		205		7,088		7,293		(9,799)		2,013		(7,786)
Total		205		7,088		7,293		(9,799)		2,013		(7,786)
Lease Liabilities
Ch$		(85)		200		115		116		285		401
UF		―		―		―		―		―		―
Foreign currency		―		―		―		―		―		―
Total		(85)		200		115		116		285		401
Other financial obligation
Ch$		(659)		(483)		(1,142)		23		163		186
UF		184		(4,059)		(3,875)		72		91		163
Foreign currency		(110)		21		(89)		140		18		158
Total		(585)		(4,521)		(5,106)		235		272		507
Total interest-bearing liabilities
Ch$		256,956		142,977		399,933		4,200		(505,104)		(500,904)
UF		181,365		(752,594)		(571,229)		5,910		(45,033)		(39,123)
Foreign currency		3,218		91,199		94,417		17,775		6,683		24,458
Total	Ch$	441,539	Ch$	(518,418)	Ch$	(76,879)	Ch$	27,885	Ch$	(543,454)	Ch$	(515,569)

Financial Investments

Financial assets held for trading at Fair value through profit or loss:

The following table sets forth a breakdown of instruments classified as financial assets held for trading at Fair value through profit or loss, included in our investment portfolio:

	As of December 31,				Weighted Average Nominal Rate (1) as of December 31,
IFRS:	2023		2024		2024
	(in millions of Ch$)%
Instruments issued by the Chilean Government and the Central Bank of Chile:
Debt financial instruments from the Central Bank of Chile	Ch$	2,799,442	Ch$	1,217,317	4.97%
Bonds and Promissory notes from the General Treasury of the Republic		227,871		278,140	4.71
Other fiscal debt financial instruments				—	—
Other instruments issued in Chile:
Debt financial instruments from other domestic banks		336,311		217,948	3.29
Bonds and trade effects from domestic companies		—		—	—
Other debt financial instruments issued in the country		—		—	—
Instruments issued by foreign institutions:
Financial instruments from foreign governments or Central Banks		—		976	4.23
Financial debt instruments from other foreign governments and fiscal entities		—		—	—
Debt financial instruments from other foreign banks		—		—	—
Bonds and trade effects from foreign companies		—		—	—
Mutual fund investments:
Funds managed by related companies		405,752		408,121	5.06
Funds managed by third-party		—		—	—
Equity instruments
Domestic equity instruments		2,058		1,039	—
Foreign equity instruments		485		—	—
Loans originated and acquired by the entity
Loans and advances to banks		—		—	—
Commercial loans		—		—	—
Residential mortgage loans		—		—	—
Consumer loans		—		—	—
Others		1,033		2,529	—
Total	Ch$	3,772,952	Ch$	2,126,070	4.77%

(1)	Weighted Average Nominal Rate is calculated as the sum of total accrued interests for the type of security divided by the average balance for the same type of security during the reported period, excluding the effect of inflation indexation.

Under “Other instruments issued in Chile” are included instruments sold under repurchase agreements to clients and financial institutions by an amount of Ch$89,223 million as of December 31, 2024 (Ch$121,586 million in December 2023).

Investment Portfolio:

The detail of instruments classified as financial assets at Fair Value through Other Comprehensive Income and as Financial Instruments at Amortized Cost is as follows:

Financial Assets at Fair Value through Other Comprehensive Income

	As of December 31,				Weighted Average Nominal Rate (1) as of December 31,
IFRS:	2023		2024		2024
	(in millions of Ch$)%
Debt instruments at fair value through OCI
Instruments issued by the Chilean Government and the Central Bank of Chile:
Debt financial instruments from the Central Bank of Chile	Ch$	473,642	Ch$	—	—%
Bonds and Promissory notes from the General Treasury of the Republic		1,362,510		660,321	3.63
Other fiscal debt financial instruments		1,500		456	4.09
Other instruments issued in Chile:
Debt financial instruments form other domestic banks		1,681,744		1,321,030	4.95
Bonds and trade effects from domestic companies		59,921		54,600	4.02
Other debt financial instruments issued in the country		—		—	—
Instruments issued by Foreign Institutions:
Financial instruments form foreign Central Banks		—		—	—
Financial instruments form foreign governments and fiscal entities		43,294		48,883	4.26
Debt financial instruments from other foreign banks		163,914		—	—
Bonds and trade effects from foreign companies		—		3,055	6.58
Other debt financial instruments issued abroad		—		—	—
Equity instruments at fair value through OCI:
Equity instruments issued in Chile		10,601		7,277	—
Equity instruments issued by foreign institutions		1,311		2,215	—
Total	Ch$	3,798,437	Ch$	2,097,837	4.50%

(1)	Weighted Average Nominal Rate is calculated as the sum of total accrued interests for the type of security divided by the average balance for the same type of security during the reported period, excluding the effect of inflation indexation.

The portfolio of Financial Assets at Fair Value through Other Comprehensive Income included net unrealized gains of Ch$9,142 million and unrealized gains of Ch$4,478 million as of December 31, 2023, and 2024, respectively, both before taxes, in each case recorded in other comprehensive income within equity.

Financial Instruments at Amortized Cost

	As of December 31,				Weighted Average Nominal Rate (1) as of December 31,
IFRS:	2023		2024		2024
(in millions of Ch$)%
Financial Instruments at Amortized Cost
Instruments issued by the Chilean Government and Central Bank of Chile:
Debt financial instruments from the Central Bank of Chile	Ch$	507,261	Ch$	—	—%
Bonds and promissory notes from the General Treasury of the Republic		923,880		944,109	1.55
Other fiscal debt financial instruments		—		—	—
Other instruments issued in Chile:
Debt financial instruments from other domestic banks		—		—	—
Bonds and trade effects from domestic companies		—		—	—
Other debt financial instruments issued in the country		—		—	—
Instruments issued Abroad:
Debt financial instruments from foreign Central Banks		—		—	—
Debt financial instruments from foreign governments and fiscal entities		—		—	—
Debt financial instruments from other foreign banks		—		—	—
Bonds and trade effects from foreign companies		—		—	—
Other debt financial instruments issued abroad		—		—	—
Accumulated Impairment Value of Financial Assets at Amortized Cost Debt Financial Instruments:
Financial assets with no significant increase in credit risk since initial recognition (phase 1)		(58)		(35)	—
Financial assets with a significant increase in credit risk since initial recognition, but without credit impairment (phase 2)		—		—	—
Financial assets with credit impairment (phase 3)		—		—	—
Total	Ch$	1,431,083	Ch$	944,074	1.55%

(1)	Weighted Average Nominal Rate is calculated as the sum of total accrued interests for the type of security divided by the average balance for the same type of security during the reported period, excluding the effect of inflation indexation.

The fair value of our portfolio of financial instruments at amortized cost was Ch$1,368,416 million and Ch$892,550 million as of December 31, 2023 and 2024, respectively.

Maturity of Financial Investments:

The maturities of financial assets held for trading at fair value through profit or loss, financial assets at fair value through other comprehensive income and financial assets at amortized cost as of December 31, 2023 and 2024 were, as follows:

	As of December 31, 2023
	Due within 1 year		Weighted Average Nominal Rate	Due after 1 year but within 5 years		Weighted Average Nominal Rate	Due after 5 years but within 10 years		Weighted Average Nominal Rate	Due after 10 years		Weighted Average Nominal Rate	Total
	(In millions of Ch$, except percentages)
Financial assets held for trading:
Instruments issued by the Chilean Government and the Central Bank of Chile:
Debt financial instruments from the Central Bank of Chile	Ch$	2,799,442	8.19%	Ch$	–	–%	Ch$	–	–%	Ch$	–	–%	Ch$	2,799,442
Bonds and Promissory notes from the General Treasury of the Republic		227,871	4.97		–	–		–	–		–	–		227,871
Other fiscal debt financial instruments		–	–		–	–		–	–		–	–		–
Other instruments issued in Chile:
Debt financial instruments from other domestic bank		336,311	5.04		–	–		–	–		–	–		336,311
Bonds and trade effects from domestic companies		–	–		–	–		–	–		–	–		–
Other debt financial instruments issued in the country		–	–		–	–		–	–		–	–		–
Instruments issued by foreign institutions:
Financial instruments from foreign governments or Central Banks		–	–		–	–		–	–		–	–		–
Financial debt instruments from other foreign governments and fiscal entities		–	–		–	–		–	–		–	–		–
Debt financial instruments from other foreign banks		–	–		–	–		–	–		–	–		–
Bonds and trade effects from foreign companies		–	–		–	–		–	–		–	–		–
Mutual fund investments:
Funds managed by related companies		405,752	8.40		–	–		–	–		–	–		405,752
Funds managed by third-party		–	–		–	–		–	–		–	–		–
Equity instruments
Domestic equity instruments		2,058	–		–	–		–	–		–	–		2,058
Foreign equity instruments		485	–		–	–		–	–		–	–		485
Loans originated and acquired by the entity
Loans and advances to banks		–	–		–	–		–	–		–	–		–
Commercial loans		–	–		–	–		–	–		–	–		–
Residential mortgage loans		–	–		–	–		–	–		–	–		–
Consumer loans		–	–		–	–		–	–		–	–		–
Others		1,033	–		–	–		–	–		–	–		1,033
Total	Ch$	3,772,952	7.72%	Ch$	–	–%	Ch$	–	–%	Ch$	–	–%	Ch$	3,772,952

(1)	Weighted Average Nominal Rate is calculated as the sum of total accrued interests for the type of security divided by the average balance for the same type of security during the reported period excluding the effect of inflation indexation.

	As of December 31, 2024
	Due within 1 year		Weighted Average Nominal Rate	Due after 1 year but within 5 years		Weighted Average Nominal Rate	Due after 5 years but within 10 years		Weighted Average Nominal Rate	Due after 10 years		Weighted Average Nominal Rate	Total
	(In millions of Ch$, except percentages)
Financial assets held for trading:
Instruments issued by the Chilean Government and the Central Bank of Chile:
Debt financial instruments from the Central Bank of Chile	Ch$	1,217,317	4.97%	Ch$	–	–%	Ch$	–	–%	Ch$	–	–%	Ch$	1,217,317
Bonds and Promissory notes from the General Treasury of the Republic		278,140	4.71		–	–		–	–		–	–		278,140
Other fiscal debt financial instruments		–	–		–	–		–	–		–	–		–
Other instruments issued in Chile:
Debt financial instruments from other domestic banks		217,948	3.29		–	–		–	–		–	–		217,948
Bonds and trade effects from domestic companies		–	–		–	–		–	–		–	–		–
Other debt financial instruments issued in the country		–	–		–	–		–	–		–	–		–
Instruments issued by foreign institutions:
Financial instruments from foreign governments or Central Banks		976	4.23		–	–		–	–		–	–		976
Financial debt instruments from other foreign governments and fiscal entities		–	–		–	–		–	–		–	–		–
Debt financial instruments from other foreign banks		–	–		–	–		–	–		–	–		–
Bonds and trade effects from foreign companies		–	–		–	–		–	–		–	–		–
Mutual fund investments:
Funds managed by related companies		408,121	5.06		–	–		–	–		–	–		408,121
Funds managed by third-party		–	–		–	–		–	–		–	–		–
Equity instruments
Domestic equity instruments		1,039	–		–	–		–	–		–	–		1,039
Foreign equity instruments		–	–		–	–		–	–		–	–		–
Loans originated and acquired by the entity
Loans and advances to banks		–	–		–	–		–	–		–	–		–
Commercial loans		–	–		–	–		–	–		–	–		–
Residential mortgage loans		–	–		–	–		–	–		–	–		–
Consumer loans		–	–		–	–		–	–		–	–		–
Others		2,529	–		–	–		–	–		–	–		2,529
Total	Ch$	2,126,070	4.77%	Ch$	–	–%	Ch$	–	–%	Ch$	–	–%	Ch$	2,126,070

(1)	Weighted Average Nominal Rate is calculated as the sum of total accrued interests for the type of security divided by the average balance for the same type of security during the reported period, excluding the effect of inflation indexation

	As of December 31, 2023
	Due within 1 year		Weighted Average Nominal Rate	Due after 1 year but within 5 years		Weighted Average Nominal Rate	Due after 5 years but within 10 years		Weighted Average Nominal Rate	Due after 10 years		Weighted Average Nominal Rate	Total
	(In millions of Ch$, except percentages)
Financial Assets at Fair Value through Other Comprehensive Income:
Instruments issued by the Chilean Government and the Central Bank:
Debt financial instruments from the Central Bank of Chile	Ch$	473,642	8.05%	Ch$	—	—%	Ch$	—	—%	Ch$	—	—%	Ch$	473,642
Bonds and Promissory notes from the General Treasury of the Republic		788,357	8.04		574,153	3.46		—	—		—	—		1,362,510
Other fiscal debt financial instruments		1,078	4.86		422	4.32		—	—		—	—		1,500
Other instruments issued in Chile:
Debt financial instruments form other domestic bank		1,386,808	7.90		149,302	6.83		90,883	4.07		54.751	3.90		1,681,744
Bonds and trade effects from domestic companies		—	—		11,608	7.11		25,896	4.76		22,417	4.11		59,921
Other debt financial instruments issued in the country		—	—		—	—		—	—		—	—		—
Instruments issued by Foreign Institutions:
Financial instruments form foreign Central Banks		—	—		—	—		—	—		—	—		—
Financial instruments form foreign governments and fiscal entities		43,294	5.28		—	—		—	—		—	—		43,294
Debt financial instruments from other foreign banks		—	—		—	—		163,914	5.44		—	—		163,914
Bonds and trade effects from foreign companies		—	—		—	—		—	—		—	—		—
Other debt financial instruments issued abroad		—	—		—	—		—	—		—	—		—
Equity instruments at fair value through OCI
Equity instruments issued in Chile		—	—		—	—		—	—		10,601	—		10,601
Equity instruments issued by foreign institutions		—	—		—	—		—	—		1,311	—		1,311
Total	Ch$	2,693,179	7.93%	Ch$	735,485	4.20%	Ch$	280,693	4.93%	Ch$	89,080	3.96%	Ch$	3,798,437

(1)	Weighted Average Nominal Rate is calculated as the sum of total accrued interests for the type of security divided by the average balance for the same type of security during the reported period, excluding the effect of inflation indexation.

	As of December 31, 2024
	Due within 1 year		Weighted Average Nominal Rate	Due after 1 year but within 5 years		Weighted Average Nominal Rate	Due after 5 years but within 10 years		Weighted Average Nominal Rate	Due after 10 years		Weighted Average Nominal Rate	Total
	(In millions of Ch$, except percentages)
Financial Assets at Fair Value through Other Comprehensive Income:
Instruments issued by the Chilean Government and the Central Bank:
Debt financial instruments from the Central Bank of Chile	Ch$	—	—%	Ch$	—	—%	Ch$	—	—%	Ch$	—	—%	Ch$	—
Bonds and Promissory notes from the General Treasury of the Republic		43,541	5.00		616,780	3.54		—	—		—	—		660,321
Other fiscal debt financial instruments		329	3.86		127	4.68		—	—		—	—		456
Other instruments issued in Chile:
Debt financial instruments form other domestic bank		958,844	5.21		161,262	4.04		128,731	5.03		72,193	3.47		1,321,030
Bonds and trade effects from domestic companies		5,117	6.80		6,549	4.49		39,203	3.61		3,731	3.65		54,600
Other debt financial instruments issued in the country		—	—		—	—		—	—		—	—		—
Instruments issued by Foreign Institutions:
Financial instruments form foreign Central Banks		—	—		—	—		—	—		—	—		—
Financial instruments form foreign governments and fiscal entities		48,883	4.26		—	—		—	—		—	—		48,883
Debt financial instruments from other foreign banks		—	—		2,063	6.80		992	6.35		—	—		3,055
Bonds and trade effects from foreign companies		—	—		—	—		—	—		—	—		—
Other debt financial instruments issued abroad		—	—		—	—		—	—		—	—		—
Equity instruments at fair value through OCI
Equity instruments issued in Chile		—	—		—	—		—	—		7,277	—		7,277
Equity instruments issued by foreign institutions		—	—		—	—		—	—		2,215	—		2,215
Total	Ch$	1,056,714	5.16%	Ch$	786,781	3.66%	Ch$	168,926	4.71%	Ch$	85,416	3.48%	Ch$	2,097,837

(1)	Weighted Average Nominal Rate is calculated as the sum of total accrued interests for the type of security divided by the average balance for the same type of security during the reported period, excluding the effect of inflation indexation.

As of December 31, 2023
	Due within 1 year		Weighted Average Nominal Rate	Due after 1 year but within 5 years		Weighted Average Nominal Rate	Due after 5 years but within 10 years		Weighted Average Nominal Rate	Due after 10 years		Weighted Average Nominal Rate	Total
(In millions of Ch$, except percentages)
Financial Instruments at Amortized Cost:
Instruments issued by the Chilean Government and Central Bank of Chile:
Debt financial instruments from the Central Bank of Chile	Ch$	507,261	8.25%	Ch$	—	—%	Ch$	—	—%	Ch$	—	—%	Ch$	507,261
Bonds and promissory notes from the General Treasury of the Republic		—	—		607,546	1.09		316,334	2.49		—	—		902,355
Other fiscal debt financial instruments		—	—		—	—		—	—		—	—		—
Other instruments issued in Chile:
Debt financial instruments from other domestic bank		—	—		—	—		—	—		—	—		—
Bonds and trade effects from domestic companies		—	—		—	—		—	—		—	—		—
Other debt financial instruments issued in the country		—	—		—	—		—	—		—	—		—
Instruments issued Abroad:
Debt financial instruments from foreign Central Banks		—	—		—	—		—	—		—	—		—
Debt financial instruments from foreign governments and fiscal entities		—	—		—	—		—	—		—	—		—
Debt financial instruments from other foreign banks		—	—		—	—		—	—		—	—		—
Bonds and trade effects from foreign companies		—	—		—	—		—	—		—	—		—
Other debt financial instruments issued abroad		—	—		—	—		—	—		—	—		—
Accumulated Impairment Value of Financial Assets at Amortized Cost Debt Financial Instruments:
Financial assets with no significant increase in credit risk since initial recognition (phase 1)		(21)	—		(25)	—		(12)	—		—	—		(58)
Financial assets with a significant increase in credit risk since initial recognition, but without credit impairment (phase 2)		—	—		—	—		—	—		—	—		—
Financial assets with credit impairment (phase 3)		—	—		—	—		—	—		—	—		—
Total	Ch$	507,240	8.25%	Ch$	607,521	1.09%	Ch$	316,322	2.49%	Ch$	—	—%	Ch$	1,431,083

(1)	Weighted Average Nominal Rate is calculated as the sum of total accrued interests for the type of security divided by the average balance for the same type of security during the reported period, excluding the effect of inflation indexation.

As of December 31, 2024
	Due within 1 year		Weighted Average Nominal Rate	Due after 1 year but within 5 years		Weighted Average Nominal Rate	Due after 5 years but within 10 years		Weighted Average Nominal Rate	Due after 10 years		Weighted Average Nominal Rate	Total
(In millions of Ch$, except percentages)
Financial Instruments at Amortized Cost:
Instruments issued by the Chilean Government and Central Bank of Chile:
Debt financial instruments from the Central Bank of Chile	Ch$	—	—%	Ch$	—	—%	Ch$	—	—%	Ch$	—	—%	Ch$	—
Bonds and promissory notes from the General Treasury of the Republic		16,833	1.68		608,965	1.07		318,311	2.47		—	—		944,109
Other fiscal debt financial instruments		—	—		—	—		—	—		—	—		—
Other instruments issued in Chile:
Debt financial instruments from other domestic bank		—	—		—	—		—	—		—	—		—
Bonds and trade effects from domestic companies		—	—		—	—		—	—		—	—		—
Other debt financial instruments issued in the country		—	—		—	—		—	—		—	—		—
Instruments issued Abroad:
Debt financial instruments from foreign Central Banks		—	—		—	—		—	—		—	—		—
Debt financial instruments from foreign governments and fiscal entities		—	—		—	—		—	—		—	—		—
Debt financial instruments from other foreign banks		—	—		—	—		—	—		—	—		—
Bonds and trade effects from foreign companies		—	—		—	—		—	—		—	—		—
Other debt financial instruments issued abroad		—	—		—	—		—	—		—	—		—
Accumulated Impairment Value of Financial Assets at Amortized Cost Debt Financial Instruments:
Financial assets with no significant increase in credit risk since initial recognition (phase 1)		(1)	—		(23)	—		(11)	—		—	—		(35)
Financial assets with a significant increase in credit risk since initial recognition, but without credit impairment (phase 2)		—	—		—	—		—	—		—	—		—
Financial assets with credit impairment (phase 3)		—	—		—	—		—	—		—	—		—
Total	Ch$	16,832	1.68%	Ch$	608,942	1.07%	Ch$	318,300	2.47%	Ch$	—	—%	Ch$	944,074

(1)	Weighted Average Nominal Rate is calculated as the sum of total accrued interests for the type of security divided by the average balance for the same type of security during the reported period, excluding the effect of inflation indexation.

Loan Portfolio

The following table sets forth our loans by type of loan and risk classification. All loan amounts stated below are before deduction of allowances for loan losses.

	As of December 31,
	2023		2024
	(in millions of Ch$)
IFRS:
Commercial loans:
Commercial loans	Ch$	15,500,934	Ch$	15,147,886
Chilean exports foreign trade loans		1,138,316		1,449,806
Accrediting foreign trade loans negotiated in terms of Chilean imports		94		162
Chilean imports foreign trade loans		583,013		562,650
Current account debtors		186,515		196,819
Credit card debtors		107,766		128,671
Factoring transactions		603,354		596,935
Commercial lease transactions		1,822,495		1,991,663
Student loans		56,923		52,511
Other loans and accounts receivable		30,634		20,877
Subtotal		20,030,044		20,147,980
Mortgage loans:
Mortgage bonds		2,500		1,400
Endorsable mortgage mutual loans		11,327		11,071
Other mortgage mutual loans		12,132,671		13,056,028
Other loans and accounts receivable		164,270		164,828
Subtotal		12,310,768		13,233,327
Consumer loans:
Consumer loans in installments		3,182,932		3,255,475
Current account debtors		270,974		284,207
Credit card debtors		1,854,678		2,013,622
Consumer lease transactions		380		320
Other loans and accounts receivable		1,498		1,365
Subtotal		5,310,462		5,554,989
Total loans	Ch$	37,651,274	Ch$	38,936,296

The loan categories are as follows:

●	“Commercial Loans” are loans and accounts receivable from customers not included within the mortgage or consumer loans categories. Commercial loans are intended to meet financing needs of companies and entrepreneurs, including corporations, large companies, small and medium sized companies, microentrepreneurs and start-ups. Accordingly, commercial loans pursue to finance capital expenditures through commercial credits or leasing loans, trade finance operations, short-term financing through factoring loans and working capital needs by means of credit lines granted to our customers.

●	“Mortgage Loans” include mortgage loans granted to individuals to acquire, expand, repair or build a home, issued as mortgage bonds, endorsable mortgage loans or by other methods. It also includes supplementary loans for the same purposes and bridge loans granted before the mortgage loan has been settled. This subcategory also includes residential real estate lease transactions and other accounts receivable.

●	“Consumer Loans” are all loans granted to individuals to be used for purchasing goods or services. These include different types of loans (either installments or revolving), as well as balances from credit card transactions or overdrafts on current accounts belonging to individuals. Consumer loans also include consumer lease transactions and other accounts receivable. Consumer loans do not include loans granted to finance business activities that the debtor is developing or that it may develop.

Maturity and Interest Rate Sensitivity of Loans as of December 31, 2024

The following table sets forth an analysis by type and time remaining to maturity of our loans as of December 31, 2024:

	Balances as of December 31, 2023		Due within 1 month		Due after 1 month but within 6 months		Due after 6 months but within 12 months		Due after 1 year but within 3 years		Due after 3 years but within 5 years		Due after 5 years but within 15 years		Due after 15 years
	(in millions of Ch$)
IFRS:
Commercial Loans:
Commercial loans	Ch$	15,147,886	Ch$	1,622,860	Ch$	3,678,151	Ch$	2,522,787	Ch$	2,999,793	Ch$	1,614,467	Ch$	2,619,133	Ch$	90,695
Chilean exports foreign trade loans		1,449,806		316,932		914,898		215,942		1,437		597		—		—
Accrediting foreign trade loans negotiated in terms of Chilean imports		162		90		72		—		—		—		—		—
Chilean imports foreign trade loans		562,650		138,035		398,696		25,919		—		—		—		—
Current account debtors		196,819		196,819		—		—		—		—		—		—
Credit card debtors		128,671		128,671		—		—		—		—		—		—
Factoring loans		596,935		329,126		239,365		28,444		—		—		—		—
Commercial lease transactions		1,991,663		66,898		250,989		264,411		729,789		326,108		352,599		869
Student loans		52,511		2,086		4,534		4,396		15,820		11,647		13,956		72
Other loans and accounts receivable		20,877		20,877		—		—		—		—		—		—
Subtotal		20,147,980		2,822,394		5,486,705		3,061,899		3,746,839		1,952,819		2,985,688		91,636
Mortgage Loans:
Mortgage bonds		1,400		81		215		263		210		229		402		—
Endorsable mortgage mutual loans		11,071		307		1,134		1,311		3,215		1,180		2,462		1,462
Mortgage mutual financed with mortgage bonds		—		—		—		—		—		—		—		—
Other residential lending		13,056,028		141,422		335,086		403,558		1,629,343		1,630,242		6,577,980		2,338,397
Residential lease transactions		—		—		—		—		—		—		—		—
Other loans and accounts receivable		164,828		2,406		4,267		3,239		7,508		8,567		106,147		32,694
Subtotal		13,233,327		144,216		340,702		408,371		1,640,276		1,640,218		6,686,991		2,372,553
Consumer Loans:
Consumer loans in installments		3,255,475		139,647		498,474		522,077		1,462,594		582,881		49,507		295
Current accounts debtors		284,207		284,207		—		—		—		—		—		—
Credit card		2,013,622		2,013,622		—		—		—		—		—		—
Consumer lease transactions		320		24		72		56		141		27		—		—
Other loans and accounts receivable		1,365		1,365		—		—		—		—		—		—
Subtotal		5,554,989		2,438,865		498,546		522,133		1,462,735		582,908		49,507		295
Total Loans	Ch$	38,936,296	Ch$	5,405,475	Ch$	6,325,953	Ch$	3,992,403	Ch$	6,849,850	Ch$	4,175,945	Ch$	9,722,186	Ch$	2,464,484

The following table sets forth a breakdown by variable and fixed rate of our outstanding loans as of December 31, 2024:

	As of December 31, 2024
	(in millions of Ch$)
IFRS:
Variable rate
Ch$	Ch$	3,198,872
UF		882,959
Foreign currency		2,551,289
Subtotal		6,633,120
Fixed rate
Ch$		11,112,977
UF		19,962,848
Foreign currency		1,227,351
Subtotal		32,303,176
Total	Ch$	38,936,296

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

As of December 31,
	2023		2024
(in millions of Ch$)
IFRS:
Argentina	Ch$	–	Ch$	–
Brazil		–		–
Canada		–		–
China		–		–
Colombia		1,326		1,492
Hong Kong		–		–
India		–		–
Mexico		–		–
Netherlands		–		–
Panama		–		–
Peru		13,467		14,882
Spain		6,464		103,496
Singapore		–		–
United Kingdom		–		–
United States		–		–
Total	Ch$	21,257	Ch$	119,870

As of December 31, 2024 and as of the date of this annual report, we did not have exposures associated with cross-border loans or contingent loans in Ukraine or Russia, whereas we have immaterial exposures (contingent loans) to Israeli financial institutions.

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

Transactions in which the total customer credit risk is more than Ch$28,813 million require approval from a credit committee, composed of three members of the board of directors and our chief executive officer. Transactions in which the total customer credit risk is equal to or less than Ch$28,813 million may be approved by other risk officers, depending on the amount involved, as follows:

Approved by	Limit in Ch$
Board Credit Committee	Up to legal limits
Executive Committee (Chairman, Chief Executive Officer and Chief Risk Officer). Approved by three of the three, or their respective surrogates approve)	Up to Ch$28,813 million
Senior Risk Committee (Chairman, Chief Executive Officer and Chief Risk Officer or Wholesale Credit Risk Admission Area Manager). Approved by two of the three, or their respective surrogates approve.	Up to Ch$19,208 million
Corporate Risk Division Manager or Wholesale Credit Risk Admissions Area Manager together with the Corporate Division Manager or Commercial Division Manager.	Up to Ch$15,367 million
Corporate and International Risk Area Manager together with Chief Risk Officer	Up to Ch$13,446 million
Real Estate and Construction Risk Area Manager or Large Companies Risk Manager together with Large Companies Area Manager.	Up to Ch$11,525 million
Deputy Risk Manager for Private Banking and Large Companies together with Large Companies Area Manager	Up to Ch$7,683 million
Regional Risk Manager and Large Companies Group Manager	Up to Ch$3,842 million
Risk Deputy Managers	Up to Ch$2,305 million
Risk Officer with Large Business Group Manager	Up to Ch$1,537 million
Regional Managers	Up to Ch$384 million

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

Retail Banking Segment

We manage credit risk in this segment by frequently monitoring customers and market trends. This approach permits us to take corrective measures and implement necessary adjustments in order to keep credit risk aligned with desired levels. In order to achieve this goal, we generate a wide set of management reports addressing the evolution of portfolio expected loss, vintage analysis, past due at the level of product and segment, in addition to approval guidelines. Further, we have developed statistical models for this segment, which are intended to support the credit assessment process. These models are frequently monitored through back-testing, variable and segmentation stability, among other techniques. This approach enables us to assure the models’ predictive capability over time.

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

	As of December 31, 2023
	Stage 1		Stage 2		Stage 3		Purchased or Originated Credit Impaired		Total Loans		Classification percentage
	(in millions of Ch$, except percentages)
Bank’s Credit Rating:
Commercial Loans
Individual
A1	Ch$	2,824	Ch$	—	Ch$	—	Ch$	—	Ch$	2,824	0.02%
A2		1,519,764		—		—		—		1,519,764	10.03
A3		2,553,172		—		—		—		2,553,172	16.85
A4		3,141,587		—		—		—		3,141,587	20.74
A5		4,387,853		9,028		—		—		4,396,881	29.02
A6		2,993,822		33,965		—		—		3,027,787	19.99
Normal Portfolio		14,599,022		42,993		—		—		14,642,015	96.65
B1		—		159,825		—		—		159,825	1.05
B2		—		45,732		—		—		45,732	0.30
B3		—		26,318		—		2,649		28,967	0.19
B4		—		6,255		—		3		6,258	0.04
Substandard Portfolio		—		238,130		—		2,652		240,782	1.58
C1		—		—		70,527		201		70,728	0.47
C2		—		—		78,222		204		78,426	0.52
C3		—		—		23,945		24		23,969	0.16
C4		—		—		29,491		76		29,567	0.19
C5		—		—		19,018		220		19,238	0.13
C6		—		—		44,729		744		45,473	0.30
Non-Complying Portfolio		—		—		265,932		1,469		267,401	1.77
Subtotal individual loans		14,599,022		281,123		265,932		4,121		15,150,198	100.00
Group
Normal portfolio		4,144,669		350,612		2,112		78		4,497,471	92.16
Non-complying portfolio		—		—		377,682		4,693		382,375	7.84
Subtotal group loans		4,144,669		350,612		379,794		4,771		4,879,846	100.00
Total Commercial Loans		18,743,691		631,735		645,726		8,892		20,030,044
Residential Mortgage Loans
Group
Normal portfolio		11,150,943		884,563		6,136		—		12,041,642	97.81
Non-complying portfolio		—		—		269,126		—		269,126	2.19
Subtotal group loans		11,150,943		884,563		275,262		—		12,310,768	100.00
Total Residential Mortgage Loans		11,150,943		884,563		275,262		—		12,310,768
Consumer Loans
Group
Normal portfolio		4,447,346		578,426		3,971		81		5,029,824	94.72
Non-complying portfolio		—		—		279,232		1,406		280,638	5.28
Subtotal group loans		4,447,346		578,426		283,203		1,487		5,310,462	100.00
Total Consumer Loans		4,447,346		578,426		283,203		1,487		5,310,462

Total Individual Loans		14,599,022		281,123		265,932		4,121		15,150,198	40.24
Total Group Loans		19,742,958		1,813,601		938,259		6,258		22,501,076	59.76
Total Loans	Ch$	34,341,980	Ch$	2,094,724	Ch$	1,204,191	Ch$	10,379	Ch$	37,651,274	100.00%
Percentage Individual classified		42.51%		13.42%		22.08%		39.71%		40.24%

	As of December 31, 2024
	Stage 1		Stage 2		Stage 3		Purchased or Originated Credit Impaired		Total Loans		Classification percentage
	(in millions of Ch$, except percentages)
Bank’s Credit Rating:
Commercial Loans
Individual
A1	Ch$	2,081	Ch$	—	Ch$	—	Ch$	—	Ch$	2,081	0.01%
A2		1,762,789		—		—		—		1,762,789	11.53
A3		2,242,611		—		—		—		2,242,611	14.67
A4		2,790,410		348		—		—		2,790,758	18.25
A5		4,717,901		6,736		—		—		4,724,637	30.90
A6		3,180,519		43,793		—		—		3,224,312	21.09
Normal Portfolio		14,696,311		50,877		—		—		14,747,188	96.45
B1		—		132,389		—		—		132,389	0.87
B2		—		66,219		—		—		66,219	0.43
B3		—		36,592		—		1,443		38,035	0.25
B4		—		9,568		—		87		9,655	0.06
Substandard Portfolio		—		244,768		—		1,530		246,298	1.61
C1		—		—		102,063		1,227		103,290	0.68
C2		—		—		41,853		806		42,659	0.28
C3		—		—		29,357		2		29,359	0.19
C4		—		—		50,991		38		51,029	0.33
C5		—		—		17,875		33		17,908	0.12
C6		—		—		50,602		354		50,956	0.34
Non-Complying Portfolio		—		—		292,741		2,460		295,201	1.94
Subtotal individual loans		14,696,311		295,645		292,741		3,990		15,288,687	100.00
Group
Normal portfolio		4,028,591		411,964		—		25		4,440,580	91.38
Non-complying portfolio		—		—		413,618		5,095		418,713	8.62
Subtotal group loans		4,028,591		411,964		413,618		5,120		4,859,293	100.00
Total Commercial Loans		18,724,902		707,609		706,359		9,110		20,147,980
Residential Mortgage Loans
Group
Normal portfolio		12,036,923		843,700		—		—		12,880,623	97.33
Non-complying portfolio		—		—		352,469		235		352,704	2.67
Subtotal group loans		12,036,923		843,700		352,469		235		13,233,327	100.00
Total Residential Mortgage Loans		12,036,923		843,700		352,469		235		13,233,327
Consumer Loans
Group
Normal portfolio		4,666,028		592,828		—		108		5,258,964	94.67
Non-complying portfolio		—		—		294,696		1,329		296,025	5.33
Subtotal group loans		4,666,028		592,828		294,696		1,437		5,554,989	100.00
Total Consumer Loans		4,666,028		592,828		294,696		1,437		5,554,989

Total Individual Loans		14,696,311		295,645		292,741		3,990		15,288,687	39.27
Total Group Loans		20,731,542		1,848,492		1,060,783		6,792		23,647,609	60.73
Total Loans	Ch$	35,427,853	Ch$	2,144,137	Ch$	1,353,524	Ch$	10,782	Ch$	38,936,296	100.00%
Percentage Individual classified		41.48%		13.79%		21.63%		37.01%		39.27%

Classification of Loan Portfolio

Information about the classification of our loan portfolio is presented in Note 11 (c) to our audited consolidated financial statements as of and for the year ended December 31, 2024 included elsewhere in this annual report.

Analysis of Substandard and Past-due loans

The following table analyzes our substandard loans, total past-due loans and allowances for loan losses existing at the dates indicated under IFRS.

	Year Ended December 31,
	2022		2023		2024
IFRS:	(in millions of Ch$, except percentages)
Total Loans	Ch$	36,726,297	Ch$	37,651,274	Ch$	38,936,296
Impaired loans		965,410		1,204,191		1,353,524
Impaired loans as a percentage of total loans		2.63%		3.20%		3.48%
Total past-due loans
To the extent secured(2)		159,245		242,636		307,050
To the extent unsecured		273,547		349,317		315,390
Total past-due loans		432,792		591,953		622,440
Total past-due loans as a percentage of total loans
To the extent secured(2)		0.43%		0.64%		0.79%
To the extent unsecured		0.74		0.93		0.81
Total past-due loans as a percentage of total loans		1.17		1.57		1.60
Allowance for loan losses as a percentage of:
Total loans		2.24		1.89		1.78
Past-due loans		189.84		119.97		111.41
Unsecured past-due loans		300.35%		203.31%		219.87%

(1)	All references to Total Past-due loans in the table above refer as to Total Past-due loans (90 days or more) including interests and principal.
(2)	Collateral generally consists of mortgages on real estate, pledges of marketable securities, letters of credit or cash.

As of December 31, 2024, our past-due loans (loans 90-days or more past due) amounted to Ch$622,440 million, which represented a 5.2% annual increase when compared to the Ch$591,953 million recorded in 2023. These figures translated into past-due ratios (loans 90-days or more past due over total loans) of 1.57% in 2023 and 1.60% in 2024. Diverse dynamics continued to affect delinquency in 2024 across the local banking industry, including: (i) the impact of higher-than-normal interest rates on the payment capacity of customers, which has resulted in borrowing costs that have remained above levels seen in the last decade, (ii) an inflation rate that has remained above the two-year target range of 2% to 4% as set by the Chilean Central Bank for longer than expected, and (iii) unemployment that continues to display figures above normalized levels for the local economy. These factors have negatively impacted payment capacity, particularly in the Retail Banking segment for both residential mortgage and consumer loans. In the case of SMEs, delinquency has continued to be adversely affected by the prevailing economic and financial scenario that has resulted in increased borrowing costs, together with the end of the former state-guaranteed programs that allowed them to apply for credits bearing lower interest rates. Instead, delinquency in the Wholesale Banking segment displayed an improvement in 2024, which was particularly prompted by enhanced business dynamics for certain industries in 2024, in comparison with 2023, such as the health services sector and specific cases in the real estate and construction sector, as well as the transportation sector. For more information, see “Item 5. Operating Financial Review and Prospects—Results of Operations for the Years Ended December 31, 2022, 2023 and 2024—Provisions for Loan Losses” and “Item 3. Key Information—Risk Factors—Our exposure to certain segments of the retail market could lead to higher levels of total past-due loans and subsequent charge-offs”

Analysis of Allowances for Loan Losses

The following table analyzes our allowances for loan losses (excluding contingent loans and advances to banks) and changes in the allowances attributable to charge-offs, allowances established and allowances released:

	As of December 31,
	2022		2023		2024
IFRS:	(in millions of Ch$, except percentages)
Allowances for expected credit losses at the beginning of the period	Ch$	673,496	Ch$	821,609	Ch$	710,187
Charge-offs		(265,479)		(434,427)		(445,198)
Debt Exchange		—		—		—
Loan portfolio acquisition		—		—		—
Sale of loans		(2,264)		(262)		(410)
Allowances for expected credit losses established		416,624		322,099		420,651
Foreign exchange adjustments		(768)		1,168		8,204
Allowances for expected credit losses at the end of the period	Ch$	821,609	Ch$	710,187	Ch$	693,434
Allowances for expected credit losses at the end of period as a percentage of total loans		2.24%		1.89%		1.78%
Changes in provisions for expected credit losses as a percentage of average loans		1.17		0.55		0.92
Nonaccrual loans as a percentage of total loans		0.00		0.01		0.00
Allowance for expected credit losses as a percentage of nonaccrual loans		48.92		74.60		64.83
Ratios of charge-offs to average balance:
Commercial loans		0.42		0.50		0.50
Mortgage loans		0.10		0.07		0.04
Consumer loans		3.73		6.39		6.36
Total loans		0.75%		1.18%		1.17%

In 2022, the Chilean economy experienced similar trends to those observed in the global economy, such as a moderation in GDP growth, increased inflation and tightening of both the monetary and fiscal policy. This behavior was reflected by an increase of 2.2% in local GDP in 2022, which compares to the 11.3% annual growth rate recorded in 2021. This economic slowdown was the consequence of a significant deceleration in fiscal spending, household consumption and investment, which increased by 6.3%, 1.6% and 4.6%, respectively, on an annual basis. These trends, in turn, were supported by a decrease in the liquidity surplus seen in the local economy in 2021 as a consequence of policies aimed at assisting people during the most challenging times of the pandemic and, more recently, the upward trend in interest rates and inflation, which reduced both borrowing from banks and individuals’ disposable income. Likewise, private investment seemed to be affected by uncertainty regarding the economic, political and social outlooks. Deceleration in government spending was primarily the result of lower social support to mitigate the economic effects of the COVID-19 pandemic. Based on these drivers, our loan portfolio managed to grow 7.2% in 2022 on an annual basis, below inflation, which negatively compared to the 10.8% recorded in 2021. The overall increase in 2022 was mostly attributable to the effect of inflation on UF-denominated commercial and residential mortgage loans, although in real terms (i.e., excluding the effect of inflation) these lending products decreased on an annual basis given a weakened demand in the context of higher long-term interest rates and expectations on increasing inflation. On the other hand, consumer loans increased 17.6% in 2022 when compared to 2021 as a result of normalized liquidity levels among individuals, which coupled with increased commercial efforts to reactivate this lending family. In terms of allowances, the negative impact of the prevailing macroeconomic environment was reflected by our forward-looking provisioning models, which resulted in an annual increase of Ch$148,113 million in allowances for expected credit losses, from Ch$673,496 million in 2021 to Ch$821,609 million in 2022. This figure was primarily influenced by an annual advance of Ch$322,537 million in gross provisions for expected credit losses (excluding expected credit losses for off-balance contingent loans and advances to banks), due to: (i) the normalization of main asset quality indicators converging to pre-pandemic levels, as a consequence of deteriorated customers’ payment capacity in 2022 when compared to 2021 that directly affected delinquency ratios at an industry level, and (ii) updated our provisioning models in order to take into consideration new pieces of information that provided more certainty regarding the evolution of COVID-19 pandemic and potential effects of global geopolitical conflicts. Lastly, charge-offs increased Ch$24,258 million, from Ch$241,221 million in 2021 to Ch$265,479 million in 2022, aligned with lower level of liquidity among customers and decreased purchasing power in 2022 when compared to 2021 as a result of the effect of higher inflation. Based on all of these factors, our risk index increased from 1.97% in 2021 to 2.24% in 2022.

In 2023, the Chilean economy deepened the deceleration observed in the previous year by evidencing a 0.5% GDP expansion. This performance was evidenced by annual contractions of 0.1% and 4.9% in private investment and household consumption, respectively, which were partially offset by an improved trade balance (exports minus imports). Based on these drivers, our loan portfolio posted a moderate annual increase of 2.5% in nominal terms, reflecting a significant slowdown when compared to the 7.2% expansion recorded in 2022. The deceleration in our loan portfolio was primarily caused by a nominal annual contraction of 1.4% in commercial loans, largely due to the decline in private investment as a result of deteriorated business sentiment produced by the combination of diverse reforms that continued to be in pipeline, long-lasting approval processes for large-scale investment projects and long-term interest rates that remained at higher-than-normal levels. The decrease in commercial loans more than offset by: (i) a 7.8% expansion in residential mortgage loans, which was primarily influenced by a demand for housing that continued to be strong and decoupled from macroeconomic drivers, and (ii) a 6.3% annual expansion in consumer loans, which resulted from growth in credit cards related loans and deceleration in installment loans. In terms of allowances for expected credit losses, we experienced an annual decrease of Ch$111,422 million, from Ch$821,609 million in 2022 to Ch$710,187 million in 2023. This decline was the consequence of: (i) an annual increase of Ch$168,948 million in charge-offs, from Ch$265,479 million in 2022 to Ch$434,427 million in 2023, which was primarily concentrated in consumer loans, associated with loans for which we exhausted collection efforts while reaching the maximum delinquency periods as permitted by the regulation for purposes of writing off the past due loans, and (ii) a decrease of Ch$94,525 million in the amount of expected credit losses established (excluding expected credit losses for off-balance contingent loans, which are accounted as liability allowances), from Ch$416,624 million in 2022 to Ch$322,099 million in 2023, given the improvement evidenced in inputs used in our forward-looking models for expected credit losses on the grounds of better economic conditions expected for 2024 in comparison with the 2023. Based on these factors, our risk index decreased from 2.24% in 2022 to 1.89% in 2023.

In 2024, the Chilean economy experienced moderate growth compared to the previous year, reaching a 2.6% GPD expansion, driven by a 1.0% increase in household consumption, a 3.0% rise in government spending, and an improved balance of trade. These factors offset a 1.4% decline in private investment. Based on these drivers, our loan portfolio posted an annual increase of 3.4%, which was composed of a 7.5% increase in residential mortgage loans, followed by 4.6% and 0.6% nominal growth in consumer and commercial loans, respectively. From the perspective of residential mortgage loans, growth was driven by the dynamics seen in this lending market over the last decade, which is uncorrelated with the macroeconomic environment, together with tailored value offerings for targeted customer subsegments, all of which enabled us to enhance the origination of this lending product. For consumer loans, the main factors contributing to nominal growth were the increase in both credit card loans and installment loans. The latter was a result of offers designed to meet the financing needs of our customers throughout their entire life cycle. Lastly, the moderate increase in commercial loans was mainly due to the stagnation experienced by private investment, which continued to be impacted by uncertainty regarding economic reforms and longer-than-expected approval processes for large-scale investment projects. In terms of allowances for expected credit losses, we recorded an annual decrease of Ch$16,753 million, from Ch$710,187 million in 2023 to Ch$693,434 million in 2024. This decline was the consequence of: (i) annual charge-offs by Ch$445,198 million in 2024 (which was Ch$10,771 million above the Ch$434,427 million charge-off incurred in 2023), mainly as a result of past-due loan ratios that continued to be above normal levels, resulting in greater-than-normal charge-offs, particularly in consumer loans, and (ii) the establishment of provisions for expected credit losses amounting to Ch$420,651 million in 2024 (which is Ch$98,552 million above the Ch$322,099 million in 2023) that mainly reflects the impact of prevailing higher-than-expected past-due loan ratios on provisioning, which in turn has been to some degree offset by more favorable macroeconomic drivers for the individually-evaluated portfolio, in particular. Based on all of these factors, our risk index decreased from 1.89% in 2023 to 1.78% in 2024.

For allowances for expected credit losses associated with impaired loans and with non-impaired loans, see Note 11(d) to our audited consolidated financial statements as of and for the year ended December 31, 2024 included elsewhere in this annual report.

Loans are written-off when the collection efforts have been exhausted but not later than the maximum periods as follows:

Type of Loan	Term
Consumer loans with or without collateral	6 months
Other transactions without collateral	24 months
Commercial loans with collateral	36 months
Residential mortgage loans	48 months
Consumer leases	6 months
Other non-real estate lease transactions	12 months
Real estate leases (commercial or residential)	36 months

The following table presents the charge-offs breakdown by loan category:

	Year ended December 31,
	2022		2023		2024
IFRS:	(in millions of Ch$)
Commercial loans	Ch$	83,957	Ch$	100,077	Ch$	101,428
Mortgage loans		11,046		8,724		5,543
Consumer loans		170,476		325,626		338,227
Total	Ch$	265,479	Ch$	434,427	Ch$	445,198

Loan recoveries are presented in Note 39 to our audited consolidated financial statements as of and for the year ended December 31, 2024 included elsewhere in this annual report. The table below sets forth a summary of loan recoveries by type of loan:

	Year ended December 31,
	2022		2023		2024
IFRS:	(in millions of Ch$)
Commercial loans	Ch$	26,554	Ch$	19,660	Ch$	19,752
Mortgage loans		10,481		11,716		6,941
Consumer loans		28,705		32,880		38,620
Subtotal		65,740		63,256		65,313
Recoveries and sales of loan reacquired from the Central Bank		—		—		—
Total	Ch$	65,740	Ch$	63,256	Ch$	65,313
Total Recoveries as a percentage of average loans		0.19%		0.17%		0.17%

The following tables classify our past-due loans based on the borrower’s payment performance for each of the last two years:

	Year ended December 31, 2023
	Commercial Loans		Consumer Loans		Mortgage Loans		Total
IFRS:	(in millions of Ch$)
Past due loans – 90 days to 6 months	Ch$	94,784	Ch$	101,342	Ch$	38,534	Ch$	234,660
Past due loans – 6 months to 12 months		96,663		–		43,321		139,984
Past due loans – 12 months to 24 months		137,390		–		42,437		179,827
Past due loans – 24 months to 36 months		20,230		–		12,756		32,986
Past due loans – 36 months to 48 months		–		–		4,496		4,496
Past due Loans	Ch$	349,067	Ch$	101,342	Ch$	141,544	Ch$	591,953

	Year ended December 31, 2024
	Commercial Loans		Consumer Loans		Mortgage Loans		Total
IFRS:	(in millions of Ch$)
Past due loans – 90 days to 6 months	Ch$	68,100	Ch$	106,547	Ch$	45,222	Ch$	219,869
Past due loans – 6 months to 12 months		87,108		–		51,246		138,354
Past due loans – 12 months to 24 months		133,457		–		61,288		194,745
Past due loans – 24 months to 36 months		36,024		–		25,457		61,481
Past due loans – 36 months to 48 months		–		–		7,991		7,991
Past due Loans	Ch$	324,689	Ch$	106,547	Ch$	191,204	Ch$	622,440

Allocation of Allowances for Loan Losses

The following tables set forth the proportions of our required allowances for loan losses attributable to our commercial, consumer and residential mortgage loans under IFRS as of the dates indicated.

	As of December 31, 2023
	Allowance amount		Allowance amount as a percentage of each type of loans (1)	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans(2)
IFRS:	(in millions of Ch$, except percentages)
Commercial loans	Ch$	259,641	1.30%	0.69%	53.20%
Consumer loans		417,044	7.85	1.11	14.10
Residential mortgage loans		33,502	0.27	0.09	32.70
Total allocated allowances	Ch$	710,187	1.89%	1.89%	100.00%

(1)	The last row represents the weighted average of allowance amount over total loans regardless the type of loan.
(2)	Based on our loan classification.

	As of December 31, 2024
	Allowance amount		Allowance amount as a percentage of each type of loans (1)	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans(2)
IFRS:	(in millions of Ch$, except percentages)
Commercial loans	Ch$	254,568	1.26%	0.65%	51.74%
Consumer loans		403,234	7.26	1.04	14.27
Residential mortgage loans		35,632	0.27	0.09	33.99
Total allocated allowances	Ch$	693,434	1.78%	1.78%	100.00%

(1)	The last row represents the weighted average of allowance amount over total loans regardless the type of loan.
(2)	Based on our loan classification.

The following table sets forth our charge-offs for 2022, 2023 and 2024 by major economic sector and provides further detail of charge-offs that have already been described in the previous discussion of allowances for loan losses:

	Year Ended December 31,
	2022		2023		2024
IFRS:	(in millions of Ch$)
Commercial:
Agriculture	Ch$	9,874	Ch$	13,018	Ch$	12,610
Mining		1,424		1,078		1,040
Manufacturing		5,822		5,135		7,876
Construction		7,450		7,931		14,556
Commerce		16,436		23,858		19,300
Transport		10,383		6,257		6,348
Financial services		25,812		36,832		31,338
Community		6,756		5,968		8,360
Subtotal:	Ch$	83,957	Ch$	100,077	Ch$	101,428
Consumer loans		170,476		325,626		338,227
Mortgage loans		11,046		8,724		5,543
Total	Ch$	265,479	Ch$	434,427	Ch$	445,198

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

	As of December 31,
	2023		2024
IFRS:	(in millions of Ch$)
Current accounts	Ch$	11,025,685	Ch$	11,769,419
Other demand deposits		2,645,108		2,861,378
Savings accounts		355,725		374,593
Time deposits		14,979,565		13,764,830
Other term balance payables		202,906		205,800
Total	Ch$	29,208,989	Ch$	28,976,020

Maturity of Deposits

The following table sets forth information regarding the currency and maturity of our deposits on December 31, 2024, expressed in percentages, under IFRS. UF-denominated deposits are similar to Chilean peso-denominated deposits in all aspects, except that the principal is readjusted periodically based on the value of the UF.

	As of December 31, 2024
	Ch$	UF	Foreign Currency	Total
IFRS:	(in percentage)
Demand deposits	53.73%	18.04%	51.89%	50.49%
Savings accounts	—	15.37	—	1.29
Time deposits:
Maturing within three months	39.41	50.45	43.59	40.88
Maturing after three but within six months	3.71	10.70	1.83	4.06
Maturing after six but within 12 months	3.11	4.98	1.74	3.09
Maturing after 12 months	0.04	0.46	0.95	0.19
Total time deposits	46.27	66.59	48.11	48.22
Total deposits	100.00%	100.00%	100.00%	100.00%

The following table sets forth information regarding the currency and maturity of deposits in excess of U.S.$100,000 as of December 31, 2024, under IFRS.

	As of December 31, 2024
	Ch$		UF		Foreign Currency		Total
IFRS:	(in millions of Ch$)
Demand deposits	Ch$	5,644,299	Ch$	33,662	Ch$	1,485,043	Ch$	7,163,004
Savings accounts		—		87,627		—		87,627
Time deposits:
Maturing within three months		4,660,947		793,462		1,161,978		6,616,387
Maturing after three but within six months		797,519		218,871		56,836		1,073,226
Maturing after six but within 12 months		699,113		76,096		59,805		835,014
Maturing after 12 months		7,614		8,664		33,262		49,540
Total time deposits		6,165,193		1,097,093		1,311,881		8,574,167
Total deposits	Ch$	11,809,492	Ch$	1,218,382	Ch$	2,796,924	Ch$	15,824,798

The concept of uninsured deposits does not exist under Chilean regulatory reporting requirements. However, the General Banking Act does contemplate a guarantee by the Chilean Government of time deposits up to a certain amount. For more information, see “Item 4. Information on the Company––Regulation and Supervision––Deposit Insurance.”

Deposits in Foreign Countries

We also maintain deposits abroad, as needed to conduct our foreign trade transactions and manage liquidity. The table below lists the largest amounts of foreign deposits by country as of the dates indicated, under IFRS:

	As of December 31,
	2023		2024
IFRS:	(in millions of Ch$)
Australia	Ch$	3,563	Ch$	4,385
Brazil		—		8
Canada		4,413		4,149
China		6,620		1,940
Denmark		—		—
Finland		—		—
France		—		—
Germany		51,916		30,622
Japan		17,535		17,764
Mexico		1,286		2,927
Netherlands		—		—
Norway		287		1,201
Peru		96		100
Sweden		3,719		34,144
United Kingdom		27,501		20,508
United States		811,200		652,955
Total	Ch$	928,136	Ch$	770,703

As of December 31, 2024, and as of the date of this annual report, we do not have exposures associated with deposits either in Ukraine, Russia or Israel.

Short-Term Borrowings

The principal categories of our short-term borrowings are amounts borrowed under foreign trade lines of credit, domestic inter-bank loans and repurchase agreements. The table below presents the amounts outstanding, the average balance and the weighted average nominal interest rate for each period indicated by type of short-term borrowing under IFRS.

	As of December 31, 2022
	Year-End Balance		Average Balance		Weighted Average Nominal Interest Rate (1)
IFRS:	(in millions of Ch$, except interest rate data)
Obligations by repurchase agreements and securities lending	Ch$	216,264	Ch$	184,448	8.59%
Central Bank borrowings		—		120,000	0.50
Borrowings from domestic financial institutions		2,699		503	—
Borrowings from foreign financial institutions		1,046,456		693,951	2.17
Commercial Papers		107,910		133,208	0.97
Other obligations		344,008		200,493	3.78
Total short-term borrowings	Ch$	1,717,337	Ch$	1,332,603	3.03%

(1)	Weighted Average Nominal Rate is calculated as the sum of total accrued interests for the type of security divided by the average balance for the same type of security during the reported period.

	As of December 31, 2023
	Year-End Balance		Average Balance		Weighted Average Nominal Interest Rate (1)
IFRS:	(in millions of Ch$, except interest rate data)
Obligations by repurchase agreements and securities lending	Ch$	157,173	Ch$	141,312	10.74%
Central Bank borrowings		4,348,581		2,951,973	0.50
Borrowings from domestic financial institutions		—		—	—
Borrowings from foreign financial institutions		1,012,134		905,685	4.66
Commercial Papers		85,062		151,830	5.66
Other obligations		339,305		144,565	1.71
Total short-term borrowings	Ch$	5,942,255	Ch$	4,295,365	1.94%

(1)	Weighted Average Nominal Rate is calculated as the sum of total accrued interests for the type of security divided by the average balance for the same type of security during the reported period.

	As of December 31, 2024
	Year-End Balance		Average Balance		Weighted Average Nominal Interest Rate (1)
IFRS:	(in millions of Ch$, except interest rate data)
Obligations by repurchase agreements and securities lending	Ch$	109,794	Ch$	178,995	5.13%
Central Bank borrowings(2)		—		1,396,608	0.50
Borrowings from domestic financial institutions		—		—	—
Borrowings from foreign financial institutions		1,103,468		1,201,803	5.36
Commercial Papers		—		13,516	5.92
Other obligations		284,479		176,458	1.69
Total short-term borrowings	Ch$	1,497,741	Ch$	2,967,380	2.84%

(1)	Weighted Average Nominal Rate is calculated as the sum of total accrued interests for the type of security divided by the average balance for the same type of security during the reported period.
(2)	Central Bank borrowings refer to the FCIC obligation that was fully paid off on July 1, 2024. As a result, there was no outstanding balance as of December 31, 2024.

The following table presents the maximum month-end balances of our principal sources of short-term borrowings during the periods indicated:

	Maximum 2022 month-end balance		Maximum 2023 month-end balance		Maximum 2024 month-end balance
IFRS:	(in millions of Ch$)
Investments sold under agreements to repurchase	Ch$	268,280	Ch$	254,541	Ch$	367,279
Central Bank borrowings		920,000		4,348,581		4,348,581
Borrowings from domestic financial institutions		2,699		872		13,576
Borrowings from foreign financial institutions	Ch$	1,144,937	Ch$	1,233,805	Ch$	1,402,602

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

Item 4A Unresolved Staff Comments

None.

Item 5 Operating and Financial Review and Prospects

OPERATING RESULTS

Introduction

The following discussion should be read in conjunction with, and is entirely qualified by reference to, our audited consolidated financial statements as of and for the year ended December 31, 2024 included elsewhere in this annual report and “Item 4. Information on the Company—Selected Statistical Information.” Certain amounts (including percentage amounts) that appear in this annual report may not total due to rounding.

Unless otherwise indicated, the financial information included in this annual report with respect to 2022, 2023 and 2024 has been derived from financial statements that have been prepared in accordance with IFRS as issued by the IASB. See Note 2(a) to our audited consolidated financial statements as of and for the year ended December 31, 2024 included elsewhere in this annual report. IFRS differs in certain significant respects from Chilean GAAP. As a result, our financial information presented under IFRS is not directly comparable to any of our financial information presented under Chilean GAAP. Accordingly, readers should avoid such comparison.

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

Chilean Economy

In 2022, the Chilean economy evidenced similar trends to those perceived on the global economy, such as moderation in GDP growth, increased inflation and tightening in both monetary and fiscal policy. According to the Chilean Central Bank, the local economy grew 2.2% in 2022 compared to the 11.3% annual growth rate recorded in 2021. The economic slowdown was the consequence of the economy’s overheating in 2021 that was driven by non-recurrent factors, which resulted in a significant contraction in fiscal spending in 2022 and the aggressive monetary policy deployed by the Central Bank in order to cope with inflation by increasing the reference interest rate sharply throughout the year, thereby constraining lending activity in all business segments. The moderate growth in GDP was driven by a significant slowdown in household consumption, which increased only 1.6% on an annual basis due to both the decrease in the liquidity surplus seen in the local economy in 2021 as a consequence of policies aimed at assisting people during the pandemic and, more recently, and the upward trend seen in interest rates and high inflation, which reduced both borrowing from banks and individuals’ disposable income. Similarly, government spending decelerated from 14.1% in 2021 to 6.3% in 2022, based on the end of extraordinary expenses associated with social support to mitigate the economic effects of the COVID-19 pandemic. Likewise, private investment (gross capital formation, namely, investment in infrastructure, machinery and equipment) recorded an annual increase of 4.6% in 2022 denoting a significant slowdown from 2021. This was the outcome of diverse factors including the level of long-term interest rates that remained high and also the political and economic uncertainty surrounding the constitutional process taking place in Chile, all factors contributing to the decision by companies to postpone long-term capital expenditures. Notwithstanding the lower GDP growth, however, inflation rose to an annualized 12.8% in 2022, measured as CPI variation, which was well above the medium-term monetary policy target of 3.0% defined by the Central Bank while representing the highest inflation rate experienced in Chile since 1991. The increase in local prices was the result of higher external prices for volatile categories, such as energy and commodities, as well as the depreciation of Chilean peso during most of 2022, which translated into a 15.9% annual increase in prices of tradable goods. Excluding food and energy prices, core inflation was also well above the target by increasing 8.6% on an annual basis. Based on the path taken by local prices, the Central Bank attempted to constrain local consumption and money supply by increasing the monetary policy interest rate from 4.00% in December 2021 to 11.25% in December 2022, which is the highest level since 1998.

In 2023, as reported by the Chilean Central Bank, the Chilean economy continued to decelerate, mainly due to the poor economic performance recorded in the first semester when GDP decreased 0.2% compared to the same period of 2022. Such a decrease derived from a sharp decline in total consumption that was to some extent offset by moderate growth in private investment. The second half of the year reflected a more dynamic economic environment, mainly due to the ease of the monetary policy after inflation seemed to return to mid-term objectives. Based on these trends, the Chilean GDP economy grew 0.5% in 2023, which was primarily steered by an annual contraction of 4.9% in household consumption. The economy’s growth was adversely affected by: (i) the normalization of liquidity, particularly among individuals, following the end of the monetary supply excess seen during the pandemic as a result of special measures deployed by the Chilean Congress and the Government, which caused a sharp increase in disposable income during 2021 and 2022 while boosting household spending, and (ii) a strict monetary adjustment process to control inflation that took longer-than-expected and resulted in higher-than-normal interest rates throughout the year, as evidenced by a monetary policy rate that evolved from 11.25% in December 2022 (the highest since 1998) to 8.25% in December 2023, and (iii) an increase in unemployment that averaged 8.7% in 2023 when compared to 7.9% in 2022. To a lesser degree, private investment (gross fixed capital formation) recorded an annual decrease of 0.1% in 2023, in line with a business sentiment that remained negative during the year due to an uncertain political and economic outlook derived from: (i) the national referendum on December 17, 2023, by means of which the Chilean people rejected the new constitution draft, (ii) reforms sponsored by the government in different economic fields, including the pension system, the healthcare system and the tax system, (iii) lengthy approval procedures for large-scale projects, and (iv) high interest rates, which resulted in increased costs for capital expenditures. On the other hand, the Chile’s trade balance contributed positively to GDP growth, mainly due to the decrease of 10.9% recorded by total imports, while exports remained stable by recording an annual decline of only 0.1%. To a lesser degree, the fiscal spending continued to slow down by recording a moderate annual expansion of 2.2% in 2023, because of the government attempts to improve the fiscal balance after periods of higher-than-expected spending intended to cover social needs during and immediately after the pandemic.

In 2024, the Chilean economy showed some signs of recovery from the severe slowdown seen in 2023 by growing slightly above the economy’s growth potential of approximately 2.0% in the long term. According to the Chilean Central Bank, Chilean GDP expanded 2.6% in 2024, which was marked by a moderate expansion in household consumption and a deeper contraction of private investment (gross fixed capital formation). In fact, private consumption grew 1.0% in 2024, after the severe contraction seen the previous year, which was the result of certain market factors that continued returning to more normalized levels, such as: (i) short-term interest rates that declined in line with the easing process started by the Central Bank in July 2023, as evidenced by a monetary policy interest rate that decreased from 8.25% in December 2023 to 5.0% in December 2024, which resulted in lower borrowing costs for individuals while promoting the demand for durable goods that increased 3.9% in 2024, ((ii) an improved labor market as demonstrated by a decline in the average unemployment rate from 8.7% in 2023 to 8.5% in 2024, and (iii) inflation rate that remained above the two-year target range set by the Central Bank (between 2% and 4%), but seems to be more controlled by staying below the 12-month double-digit inflation seen in 2022 and part of 2023. These factors, however, were to some degree mitigated by consumer confidence that remained pessimistic, as reflected by the Consumer Confidence Index conducted by IPSOS, although the perspective on the economic outlook for coming years tended to improve over 2024. Also, private investment contracted 1.4% in 2024 due to several factors, including: (i) long-term interest rates that remained above the levels seen in pre-pandemic years, (ii) negative business sentiment, as measured by the monthly business confidence indicator (Índice Mensual de Confianza Empresarial – IMCE), given the uncertainty generated by both reforms on diverse economic areas and the extensive administrative procedures required to approve large-scale investment projects, (iii) deteriorated financial conditions in certain industries associated with the construction sector (real estate and construction), which actually resulted in lower investment in construction, together with the 13.8% depreciation of the Chilean peso against the U.S. dollar, which also affected the investment in machinery and equipment. Other factors that explained the GDP expansion in 2024 were: (i) an annual increase of 3.0% in government spending, primarily associated with public policies aimed at satisfying increasing social demands, and (ii) an improved trade balance due to exports that increased 6.6% compared to imports that increased 5.3% both in 2024, based on marginally improved terms of trade, particularly fostered by higher copper prices and lower average crude oil prices in the year.

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

In 2024, the inflation rate reached 4.5% measured as a 12-month variation of the CPI, which represents an increase when compared to the 3.9% annual inflation recorded in 2023. The evolution of inflation in 2024 was marked by non-recurrent factors that resulted in the overall annual increase, particularly concentrated in the second half of the year. The 12-month inflation rate stayed inside the two-year monetary policy range of 2% to 4% all through the first half of 2024 by averaging 3.4%, which resulted in a very aggressive monetary stance by the Central Bank to cut the reference interest rate. However, over the second half of the year 12-month inflation averaged 4.4% and, therefore, hovered above the upper boundary of the Central Bank’s target range, due to diverse factors, including: (i) the depreciation of the Chilean peso that reached 13.8% in 2024, which has a pass-through effect on local prices via imported goods, (ii) increased electricity bills, which had been postponed due to the pandemic for approximately three years and would explain – according to the Central Bank – approximately 150 basis points of inflation between mid-2024 and mid-2025, and (iii) the increased labor costs as a result of some public policies that resulted in higher minimum wages, which impact the whole value chain, and (iv) remaining disruptions in the international supply chain, with increased shipping costs for imported goods and commodities. Based on the above, we understand that the price level of both tradable and non-tradable goods behaved in line with headline inflation. Also, regardless of the effect of volatile items, such as food and energy, core inflation ended the year at 4.0%, just in the upper limit of the Central Bank’s target range, which underscores such factors.

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

UF Denominated Assets and Liabilities. The UF is revalued in monthly cycles. On each day in the period beginning the tenth day of the current month through the ninth day of the next month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect each day a pro rata amount of the prior calendar month’s change in the CPI as published by the Chilean National Statistics Institute. One UF was equal to Ch$36,789.36 as of December 31, 2023 and Ch$38,416.69 as of December 31, 2024. The effect of any changes in the nominal peso value of our UF denominated assets and liabilities are reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest revenue and expense. Our net interest income will be positively affected by inflation (and negatively affected by deflation) to the extent that our average UF denominated assets exceed our average UF denominated liabilities, while our net interest income will be negatively affected by inflation (and positively affected by deflation) when average UF denominated liabilities exceed our average UF denominated assets. Our average UF denominated assets exceeded our average UF denominated liabilities by Ch$9,133,131 million (U.S. $10,445.62 million) as of December 31, 2023 and Ch$10,404,503 million (U.S.$ 10,459.41 million) as of December 31, 2024. These figures exclude positions in derivatives. See “Item 4. Information on the Company—Selected Statistical Information.”

Peso-Denominated Assets and Liabilities. Interest rates in Chile tend to reflect the prevailing inflation rate and expectations regarding future inflation. The sensitivity of our peso denominated interest earning assets and interest-bearing liabilities to the inflation rate may vary. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Overview Interest Rates.” We maintain a substantial amount of noninterest-bearing, peso denominated current accounts and other demand deposits. The ratio of such deposits to average interest-bearing peso denominated liabilities was 74% in the year ended December 31, 2023 and 94% in the year ended December 31, 2024. Since a large part of such deposits are not indexed to inflation, even a slight decline in the rate of inflation may adversely affect our net interest margin on assets funded with such deposits and even a slight increase in the rate of inflation may increase the net interest margin on such assets. See “Item 4. Information on the Company—Selected Statistical Information—Interest Earning Assets and Net Interest Margin.”

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

Following the effects of the economic downturn caused by COVID-19 pandemic, by December 31, 2020, the Chilean Central Bank had taken the monetary policy interest rate from 1.75% (prior to the pandemic) to 0.5% primarily given the Central Bank’s commitment to ensure liquidity in the local economy by providing low-cost funding to local banks in order to promote lending and household consumption. The monetary policy interest rate remained at 0.5% until July 2021, when the Chilean Central Bank implemented a series of increases, taking the monetary policy interest rate to 4.00% by the end of 2021, to control the inflationary pressures that arose in the local economy as a result of non-recurrent factors (pension funds withdrawals and soaring external prices). In 2022, the Central Bank took the monetary policy rate from 4.00% in December 2021 to 11.25% in December 2022 attempting to control increasing inflation by restricting consumption and increasing the cost of borrowing. In 2023, the Central Bank kept the monetary policy rate unchanged during the first half of the year since inflation was still well above the mid-term target of 2.0% to 4.0%. At the end of July 2023, however, as 12-month inflation began to show clear signs of retreat, the Chilean Central Bank carried out a first cut amounting to 100 basis points, followed by further decreases of 75 basis points and 50 basis points in September and October 2023, respectively. Afterwards, in December 2023 the Central Bank’s board decided a further cut of 100 basis points as market expectations on inflation had anchored at 3.0%, from which the reference rate ended the year at 8.25%. In 2024, the Central Bank continued to deploy an easing monetary policy although at a more measured pace than expected, since 12-month inflation began to rise over the second half of the year after staying within the two-year monetary policy target range of 2% to 4% set by the Central Bank to anchor market expectations during the first half of 2024. Based on this evidence, the Central Bank carried out four cuts to the monetary policy interest rates between February and June 2024 amounting to 250 basis points, which led the reference rate from 8.25% in December 2023 to 5.75% on June 30, 2024. After that, taking into consideration the evolution of inflation, the Central Bank applied only three additional cuts to the monetary policy interest rates in September, October, and December that jointly amounted to 75 basis points, from which the reference rate ended the year at 5.0%. As of the date of this annual report, the monetary policy interest rate is at 5.0%. For 2025, the Central Bank has stated that it expects the monetary policy interest rate to continue converging to neutral levels as long as pressures on local prices decline and the 12-month inflation returns to the two-year monetary policy target range of 2% to 4%.

According to information published by the Central Bank, the average annual short-term nominal interest rate, based on the rate paid by Chilean financial institutions for 90 to 360 days Chilean peso-denominated deposits, was 9.25% in 2022, 9.83% in 2023 and 5.74% in 2024, levels that have been highly influenced by the trend followed by the monetary policy interest rate, which averaged 8.25% in 2022, 10.5% in 2023 and 6.2% in 2024. For the same reason, the average interest rate paid by Chilean financial institutions for 90 to 360 days Chilean peso-denominated deposits in the three-month period ended on March 31, 2025 was 4.98%.

The average annual long-term nominal interest rate, based on the interest rate of the ten-year Chilean peso-denominated bonds in the secondary market, issued by both the Central Bank and the Chilean Government, was 6.26% in 2022, 5.66% in 2023 and 5.79 in 2024. In 2024, long-term nominal interest rates showed mixed trends by increasing in the first half of the year, decreasing during the third quarter and increasing in the fourth quarter. The main factors driving the evolution of long-term interest rates in 2024 included: (i) market agents’ expectations on the convergence of medium-term inflation to the Central Bank’s target midpoint; (ii) fiscal spending and several reforms that pressure the future fiscal balance; (iii) the external environment characterized by expected higher long-term interest rates than in the past; and (iv) ongoing discussions on several reforms affecting key economic areas. Accordingly, the interest rate of ten-year Chilean peso denominated bonds, issued by both the Central Bank and the Chilean Government, slightly increased from 5.48% in December 2023 to 5.76% in December 2024, reaching 5.79% by the end of March 2025. In the three-month period ended on March 31, 2025, the interest rate for the same Central Bank and Chilean Government bonds averaged 5.93%.

Chilean Stock Market

During 2024, the S&P/CLX IPSA, a selective stock market price index composed of the 30 most traded Chilean stocks, showed an overall upward trend following the recovery experienced in 2023. As of December 30, 2024 (last trading date), the S&P/CLX IPSA reached a level of 6,710.0 points, which represented an annual increase of 8.3% as compared to the 6,197.8 points recorded as of December 29, 2023 (last trading date), according to data provided by Bloomberg. The annual growth in the S&P/CLX IPSA index was the result of many factors including: (i) the decline in short-term interest rates on the grounds of the monetary expansionary cycle that continued to deploy the Central Bank by taking the reference interest rate from 8.25% in December 2023 to 5.0% in December 2024, which resulted in lower cost of credit and improved expectations on the positive effect this easing policy could produce on private consumption, lending activity and overall economic dynamism, which was especially clear during the first half of 2024 when the local S&P/CLX IPSA surpassed 6,800 points to decline afterwards given concerns on future interest rates due to the inflationary rebound, (ii) improved financial performance of the companies that conform the index, given a recovery experienced in diverse industries, particularly those associated with consumption and financial services, (iii) attractive valuations across almost all industries reflecting growth potential after a period of bounded growth, (iv) market expectations on the future of the local political landscape given the municipal elections carried out in 2024, and (v) certain inclination to reach agreements in key reforms by political coalitions, such as the modifications to the pension system decades of discussion. In the three-month period ended on March 31, 2025, the Chilean stock market continued to display a strong upward trend, ending the first quarter at 7,648.59 points, which represents a year-to-date growth of 14.0% when compared to December 30, 2024.

Foreign Currency Exchange Rates

A portion of our assets and liabilities are denominated in foreign currencies, principally U.S. dollars. In the past, we have maintained and may continue to maintain gaps between the balances of such assets and liabilities. This gap includes assets and liabilities denominated in foreign currencies and assets and liabilities denominated in Chilean pesos that contain repayment terms linked to changes in foreign currency exchange rates. However, we generally offset this gap by means of hedging derivative positions. Because foreign currency denominated assets and liabilities, as well as interest earned or paid on such assets and liabilities and gains (losses) realized upon the sale of such assets, are translated into pesos in preparing our audited consolidated financial statements, our reported income is affected by changes in the value of the peso with respect to foreign currencies, primarily the U.S. dollar. Adjustments to U.S. dollar-indexed assets are reflected as adjustments in net interest earnings and offset results in our foreign exchange position. See “Item 3. Key Information—Risk Factors—Risks Relating to Chile—Currency fluctuations could adversely affect the value of our ADSs and any distributions on the ADSs.”

Impacts of COVID-19 in 2024

Countries responded to the outbreak of the COVID-19 pandemic by taking various measures including quarantines and travel restrictions, suspending certain economic activities, and providing COVID-19 vaccines. As of the date of this annual report, although the effect of COVID-19 appears to have passed, variant strains of the virus continue to appear sporadically.

From the business perspective, the impact of COVID-19 on our results of operations and financial condition for 2024 was limited to the full repayment of the financing conditional to the increase in loans program (“FCIC” in Spanish) provided by the Central Bank. The FCIC line provided to us amounted to Ch$4,348,400 million and was fully paid off in two tranches on April 1, 2024 (Ch$3,110,600 million) and July 1, 2024 (Ch$1,237,800 million). As expected, we did not need to raise funds in order to afford the repayment of the FCIC, since we had accumulated enough liquid assets to collateralize this obligation in advance.

Critical Accounting Policies

We prepare our audited consolidated financial statements in accordance with IFRS as issued by the IASB. For information on the significant accounting policies we use for preparing our audited consolidated financial statements, see Note 2(a) to our audited consolidated financial statements as of and for the year ended December 31, 2024, included elsewhere in this annual report.

Results of Operations for the Years Ended December 31, 2022, 2023 and 2024

The consolidated financial information presented in this section for the years ended December 31, 2022, 2023 and 2024 has been audited and prepared in accordance with IFRS. In addition, to the extent that it is available and because we believe it is useful in analyzing our results, we have included information classified by the business segments that we use for internal reporting purposes.

Net Income

The following table sets forth the principal components of our net income, as detailed in our audited consolidated financial statements for the years ended December 31, 2022, 2023 and 2024:

	For the Year Ended December 31,						% Increase (Decrease)
	2022		2023		2024		2022/2023	2023/2024
IFRS:	(in millions of Ch$, except percentages)
Net interest and UF indexation income	Ch$	2,266,129	Ch$	1,920,792	Ch$	2,162,755	(15.2)%	12.6
Net fees and commissions income		522,239		534,684		556,308	2.4	4.0
Other income (loss), net		351,111		558,708		348,454	59.1	(37.6)
Expected credit losses		(412,130)		(201,944)		(352,706)	(51.0)	74.7
Operating expenses		(992,339)		(1,116,099)		(1,132,734)	12.5	1.5
Income before income taxes		1,735,010		1,696,141		1,582,077	(2.2)	(6.7)
Income taxes		(289,209)		(322,114)		(333,601)	11.4	3.6
Net income	Ch$	1,445,801	Ch$	1,374,027	Ch$	1,248,476	(5.0)%	(9.1)%

2023 and 2024: For the year ended December 31, 2024, our net income decreased by Ch$125,551 million or 9.1% from Ch$1,374,027 million in 2023 to Ch$1,248,476 million recorded in 2024. This annual change was mainly explained by:

●	An annual decrease of Ch$210,254 million or 37.6% in other income and loss net, from Ch$558,708 million in 2023 to Ch$348,454 million in 2024. This performance was the consequence of: (i) an annual decrease in income from debt securities and other financial instruments held-for-trading due to the decrease in short-term interest rates together with lower exposures due to the end of the FCIC funding, (ii) lower income from trading derivatives, mostly influenced by the effect of a higher depreciation of the Chilean peso against the U.S. dollar in 2024 on our average net liability position in foreign currency through derivatives, and (iii) an annual decline in other operating income due to a comparison base effect resulting from the release of non-credit related provisions by the end of 2023. These effects were partly offset by: (i) further income from exchange, indexation and accounting hedging of foreign currency resulting from foreign exchange adjustments on both our off-balance net asset position in hedge accounting derivatives and assets denominated in local currency but adjusted by the effect of changes in foreign exchange, and (ii) higher net financial income from the sale of financial assets measured at FVTOCI.

●	An annual increase of Ch$150,762 million or 74.7% in provisions for expected credit losses, from Ch$201,944 million in 2023 to Ch$352,706 million in 2024, which was mostly related to changes in expectations on the macroeconomic environment for the next 12 months, when compared to the expectations existing as of December 31, 2023 for the coming 12-month period. In this regard, perspectives for 2025 considered a more tempered improvement in economic conditions regarding the expectations prevailing in the previous year, which impacted the outcome from provisioning models, together with delinquency levels by the end of 2024 that had an effect on forecasted customers’ payment capacity.

●	An annual increase of Ch$16,635 million or 1.5% in operating expenses, from Ch$1,116,099 million in 2023 to Ch$1,132,734 million in 2024. This annual change was explained by: (i) an annual increase in administrative expenses, mainly influenced by increased IT-related expenses, along with increased expenses in fixed-asset maintenance (mostly related to changes in our ATM locations) and greater delivery service expenses to customers, (ii) an increase in depreciation and amortization of intangible assets, and (iii) higher impairments.

●	An annual increase of Ch$11,487 million or 3.6% in income tax, from Ch$322,114 million in 2023 to Ch$333,601 million in 2024, which was mainly explained by: (i) lower balances of fixed-income securities in 2024 that benefited from the tax treatment associated with Art. 104 of the Chilean Tax Law in 2023, which resulted in greater deductions to the taxable base, (ii) the effect of lower inflation on equity, which may be deducted from the taxable base, in 2024 when compared to the previous year. To a lesser degree and in the opposite direction, a lower income before income tax.

These factors were partly offset by:

●	An annual increment of Ch$241,963 million or 12.6% in net interest income and income from UF indexation, from Ch$1,920,792 million in 2023 to Ch$2,162,755 million in 2024. This performance was mostly explained by: (i) an annual increase of Ch$107,428 million in income from loans, from Ch$862,856 million in 2023 to Ch$970,285 million in 2024, mostly explained by average consumer loans that increased 4.3% on an annual basis and improved lending spreads that are converging to levels observed before the Covid-19 pandemic, coupled with a 7.5% increase in the average of residential mortgage loans, (ii) higher contribution of demand deposits to our funding cost by Ch$40,377 million, highly influenced by both the annual expansion of 4.9% in average demand deposits balances caused by lower short-term interest rates, and the positive effect of higher average margins in 2024, (iii) an annual increase of Ch$30,104 million in income from time deposits due to a proactive and targeted pricing management and a 0.9% annual growth in average balances (including retail and wholesale customers), and (iv) an annual improvement of Ch$68,897 million from the management of term and interest rates gapping for positions in the banking book.

●	An annual rise of Ch$21,624 million or 4.0% in fees and commissions, from Ch$534,684 million in 2023 to Ch$556,308 million in 2024, which was mostly explained by: (i) higher fees from mutual funds and investment funds management, as a result of a 38.1% growth in assets under management, (ii) greater fees from transactional services, (iii) higher fees from cash management due to revised interbank clearing fees, and (iv) greater commissions from letters of credit, guarantees, collateral, and other contingent loans, which was aligned with increased activity in foreign trade. These effects were partly offset by lower fees from insurance brokerage related to both lower recognition of the upfront fee that resulted from the strategic alliance started in 2019, and a decrease in average written premiums due to changes in property and casualty insurance business and non-credit related insurance, and (ii) lower fee income from demand accounts and ATMs due to both revised interchange rates on debit cards and lower transactions in ATMs as a result of the expiration of a former commercial agreement for the location of part of our ATM network.

2022 and 2023: For the year ended December 31, 2023, our net income decreased by Ch$71,774 million or 5.0% from Ch$1,445,801 million in 2022 to Ch$1,374,027 million recorded in 2023. This annual change was explained by:

●	An annual decrease of Ch$345,337 million or 15.2% in net interest income and income from UF indexation, from Ch$2,266,129 million in 2022 to Ch$1,920,792 million in 2023, mostly influenced by an annual decrease in the contribution of our UF-denominated net asset exposure due to lower inflation, which decreased from 13.1% in 2022 to 4.8% in 2023 (measured as UF variation), and lower average UF-denominated exposure, jointly explaining Ch$602,521 million of lower net interest and UF indexation income. This effect was partly offset by: (i) an annual increase of Ch$98,780 million in the contribution of demand deposits to our funding cost, highly related to the annual rise of average short-term local and foreign interest rates, in line with the increase of local and global reference interest rates in 2023 as central banks continued to deploy contractive monetary policies for most of 2023, which translated into an annual increase in the average local overnight rate, from 8.6% in 2022 to 10.5% in 2023, that more than offset the annual decrease of 13.4% in average demand deposits balances, (ii) an annual advance of Ch$78,627 million in income from loans (excluding the effect of inflation and net of funding), fostered by higher lending spreads, which coupled with a change in the portfolio mix towards lending products bearing higher margins, such as consumer loans that grew 11.5% on average, (iii) an annual advance of Ch$53,802 million from the administration of term and interest rates gapping (excluding fixed-income held-for-trading positions), and (iv) an annual increase of Ch$34,334 million in margin from time deposits on the grounds of improved pricing strategies during 2023 and average balances growing 29.4% on an annual basis.

●	An annual increase of Ch$123,760 million or 12.5% in operating expenses, from Ch$992,339 million in 2022 to Ch$1,116,099 million in 2023. This annual change was related to: (i) an annual increase in personnel expenses, highly influenced by inflation and organizational changes made throughout 2022 and 2023, (ii) higher administrative expenses in connection with increased IT-related expenses, which coupled with additional expenses in fixed-asset maintenance (changes and upgrades made on our branches and ATMs locations) and outsourced services, (iii) greater depreciation and amortization of intangible assets, and (iv) an annual increase in other operating expenses.

●	An annual increase of Ch$32,905 million or 11.4% in income tax, from Ch$289,209 million in 2022 to Ch$322,114 million in 2023, which was highly influenced by the effect of lower inflation on equity, which is allowed to be deducted from the taxable base, in 2023 when compared to 2022. This effect was partly counterbalanced by lower income before income tax and the sale of instruments measured at fair value through other comprehensive income (FVTOCI) with cumulative losses in 2022.

These factors were partly offset by:

●	An annual decrease of Ch$210,186 million or 51.0% in provisions for expected credit losses, from Ch$412,130 million in 2022 to Ch$201,944 million in 2023, which was mostly the consequence of better expectations on the local economic outlook for the coming years, which resulted in lower expected losses given the forward-looking approach. These expectations should result in improved customers’ payment capacity, particularly in the retail banking segment. This effect was coupled with both, lower ECLs due to allowances release in 2023 when compared to 2022 explained by upgraded provisioning models, and lower impairment of financial assets measured at both, FVTOCI and amortized cost.

●	An annual growth of Ch$207,597 million or 59.1% in other income and loss net, from Ch$351,111 million in 2022 to Ch$558,708 million in 2023. This annual improvement was the result of: (i) higher net financial income from held-for-trading fixed-income securities as a result of the overall increase in interest rates accrued by these instruments given the annual increase in the average local overnight rate, (ii) an annual increase in net financial income from the sale of financial assets measured at FVTOCI due to a low comparison base posed by 2022, (iii) further other operating income driven by the release of non-credit related provisions and the change in the accounting treatment of income from collection services, and (iv) an annual increase in income from exchange, indexation and accounting hedging of foreign currency, fostered by both higher results from foreign exchange transactions on our off-balance sheet FX net asset position through hedging derivatives and higher income from the management of our foreign-currency intra-day position, effects that were partly offset by lower income from the on-balance FX net liability position.

●	An annual increase of Ch$12,445 million or 2.4% in fees and commissions, from Ch$522,239 million in 2022 to Ch$534,684 million in 2023, which was mostly explained by: (i) higher fees from insurance brokerage, in line with increased written premiums due to both strengthened consumer lending activity throughout the year and improved strategies on non-credit related insurances, and (ii) higher fees and commissions from transactional services related to higher use of credit cards (purchases, payments and cash withdrawals) by individuals as a result of both enhanced value offerings and post-pandemic growth in online purchases. These effects were partly offset by lower fees from collection services, which was completely explained by a change in the accounting treatment of income from these services that began to be accounted as “other operating income” (instead of fee income) since January 1, 2023.

Net Interest Income

The tables included under the headings “—Interest and UF Indexation (inflation) Revenue” and “—Interest and UF (inflation) Indexation Expense” set forth information regarding our consolidated interest revenue and expenses, average interest-earning assets and average interest-bearing liabilities for the years ended December 31, 2022, 2023 and 2024. This information is derived from tables included elsewhere in this annual report under “Item 4. Information on the Company—Selected Statistical Information” and is qualified in its entirety by reference to such information.

	For the Year Ended December 31,						% Increase (Decrease)
	2022		2023		2024		2022/2023	2023/2024
IFRS:	(in millions of Ch$, except percentages)%
Interest and UF indexation revenue	Ch$	4,466,881	Ch$	4,044,665	Ch$	3,771,059	(9.5)%	(6.8)%
Interest and UF indexation expense		(2,200,752)		(2,123,873)		(1,608,304)	(3.5)	(24.3)
Net interest and UF indexation income	Ch$	2,266,129	Ch$	1,920,792	Ch$	2,162,755	(15.2)%	12.6%
Net interest margin(1)(2)		5.40%		4.57%		4.78%

(1)	Net interest income divided by average interest-earning assets. The average balances for interest-earning assets, including interest readjustments, were calculated on a daily basis for the Bank’s balances and on a monthly basis for our subsidiaries’ balances.
(2)	Net interest margin includes the interest earned on trading securities, which is accounted for under Other Income (Loss) Net. Similarly, it includes average balances of trading securities.

2023 and 2024. For the year ended December 31, 2024, our net interest income was Ch$2,162,755 million, which represents an annual increase of 12.6% or Ch$241,963 million, as compared to the Ch$1,920,792 million recorded in 2023. The main drivers for the increase in net interest income were:

●	An annual decrease of Ch$497,775 million in interest paid on time deposits and saving accounts in 2024. This variation was mostly explained by an annual decrease of Ch$505,569 million that resulted from lower interest rates paid on these instruments, which declined from an average interest rate of 8.8% in 2023 to 5.4% in 2024, in line with five consecutive cuts to the reference rate in 2024 by the Chilean Central Bank from 8.25% in December 2023 to 5.00% in December 2024. This effect was partly offset by Ch$7,794 million in interest paid driven by an annual rise of 0.9% in average time deposits and saving account balances.

●	An annual increase of Ch$9,424 million in interest earned on other assets, mostly explained by higher interest accrued on deposits held in correspondent banks due to the increase in foreign short-term interest rates. Even though global central banks have been cutting their respective reference rates since the second half of 2024, the average level of interest rates has remained above those observed in 2023.

These factors were partly offset by:

●	An annual decrease of Ch$127,905 million in interest earned on securities measured at both Fair Value Through Other Comprehensive Income (FVTOCI) and Amortized Cost (AC) in 2024. This performance was explained by: (i) an annual decline of Ch$90,133 million in interest earned as a result of average interest rates accrued on these securities from 6.8% in 2023 to 5.1% in 2024, in line with the aforementioned downward trend observed in short-term interest rates, and (ii) a volume effect that translated into Ch$37,711 million of lower interest earned on these securities due to an annual decrease in average balances, due to the repayment of the FCIC funding (with the Central Bank) in April and July 2024 by means of proceeds obtained from sale or the maturity of FVTOCI and AC securities.

●	An annual decrease of Ch$95,887 million in interest revenues earned on loans and advances to banks, mostly explained by the effect of lower interest rates accrued on these instruments, from 9.4% in 2023 to 5.1% in 2024, attributable to: (i) lower short-term interest rates (linked to changes in the local monetary policy) earned on overnight deposits held in the Chilean Central Bank, which explained Ch$77,939 million of lower interest earned, and (ii) an annual decline of 28.6% in average balances of loans and advances to banks that explained an annual decrease of Ch$17,948 million in interest earned, also in connection with the end of the FCIC funding.

●	An annual decrease of Ch$42,494 million in interest revenues earned on loans to customers, mostly explained by the effect of lower interest rates. At a product level, the main explanatory factor was an annual decline of Ch$120,620 million in interest earned on commercial loans, due to average nominal interest rates that declined from 7.4% in 2023 to 6.8% in 2024, in line with scheduled maturities of loans originated before 2023, which carried higher interest rates given the prevailing interest rate scenario in that period, as compared to the current situation marked by interest rates that continue to gradually converge to normalized levels. This effect was partly offset by: (i) an annual increase of Ch$43,424 million in interest revenues earned on residential mortgage loans, mostly explained by both an annual advance of 7.5% on average balances resulting from the effect of inflation on balances denominated in UF and specific market housing dynamics that have prevailed in Chile during the last years, together with a slight increase in average interest rates carried by this product as a result of a slight pickup in average local long-term interest rates, in nominal and real terms, due to long-term inflation expectations, and (ii) an annual increase of Ch$34,701 million in interest revenues earned on consumer loans, associated with a volume effect due to average balances that grew 4.3% on an annual basis, related to both improved installment loan origination and growth in credit card loans.

●	An annual increase of Ch$10,413 million in interest paid on debt instruments (including commercial paper), which was mostly influenced by the annual nominal increase of 3.1% in the average balances of debt issued. The annual increment in average balances was mostly related to the effect of inflation on UF-denominated bonds and the issuance of senior debt in the local market to replace scheduled amortizations.

Overall, the impact of higher net interest income translated into a net interest margin of 4.78% in 2024, which is 21 bp. higher than the net interest margin of 4.57% achieved in 2023.

2022 and 2023. For the year ended December 31, 2023, our net interest income was Ch$1,920,792 million, which represents an annual decrease of 15.2% or Ch$345,337 million, as compared to the Ch$2,266,129 million recorded in 2022. The main drivers for the decrease in net interest income were:

●	An annual decrease of Ch$602,521 million in the contribution of our UF-denominated net asset exposure that is indexed to inflation. Thus, the annual variation was explained by: (i) the negative effect of lower inflation (measured as UF variation) that declined from 13.3% in 2022 to 4.8% in 2023, and (ii) an annual decrease in the average directional net asset exposure to the UF (managed by our Treasury) in 2023 when compared to 2022.

●	An annual increase of Ch$531,915 million in interest paid on savings accounts and time deposits during 2023. This result was the consequence of: (i) an annual increase of 29.4% in average balances during 2023 when compared to 2022, as a consequence of still above-average short-term interest rates that increased the attractiveness of interest-bearing liabilities (such as time deposits) instead of non-interest bearing liabilities, particularly in the retail banking segment, becoming one of the most preferred investment choices for retail customers within the prevailing scenario of inflation that took longer-than-expected to return to the Central Bank’s target, all of which translated into Ch$302,419 million of higher interest paid on savings accounts and time deposits, and (ii) an increase of Ch$229,497 million in interest paid due to increased interest rates paid on such instruments, increasing from 6.8% on average during 2022 to 8.8% in 2023, in line with trends followed by local and foreign short-term interest rates since the COVID-19 pandemic and efforts from central banks to control inflation all over the world.

●	An annual increase of Ch$42,680 million in interest paid on debt instruments (including commercial paper) during 2023. This annual change was equally explained by: (i) a volume growth effect that explained higher interest paid by Ch$21,730 million, supported by average balances of debt issued (including commercial paper) increasing by Ch$780,835 million or 8.1% in 2023 when compared to 2022, aligned with our permanent effort to diversify our funding sources that coupled with long-term funding needs coming from the growth of long-term assets, particularly residential mortgage loans, as we placed Ch$938,126 million in long-term senior bonds in 2023, and (ii) an interest rate effect that explained higher interest paid by Ch$20,950 million on debt instruments (including commercial paper), portrayed by an increase of 22 basis points, from 2.5% in 2022 to 2.7% in 2023, in the average interest rate paid on such liabilities.

●	An annual increase of Ch$27,191 million in interest paid on borrowings from financial institutions, which was mostly explained by higher average foreign interest rates carried by borrowings from foreign financial institutions. Overall, average interest rates accrued by these instruments increased from 0.7% in 2022 to 1.2% in 2023, explaining Ch$24,652 million (all other things equal) of higher interest paid during the year. It is important to note that, as of December 31, 2023, most of our year-end balance of funding from financial institutions accounts to funding that was originally raised in 2020 and 2021 from the Chilean Central Bank associated with the lending facilities conditional on loan growth (“FCIC” in Spanish) derived from financial crisis due to the COVID-19 pandemic. This funding, which is entirely denominated in CLP and accrues a nominal interest rate of 0.5%, remained flat between 2022 and 2023, and therefore its contribution to our total year-end balance of borrowings from financial institutions decreased from 86% in 2022 to 82% in 2023 as average balances of funding from foreign financial institutions increased 30.5% in the same period to finance increased trade finance loans. The FCIC was fully paid in July 2024.

These factors were partly offset by:

●	An annual increase of Ch$655,302 million in interest revenues earned on loans to customers (excluding the effect of inflation), which was the consequence of: (i) interest revenues earned on commercial loans increasing Ch$429,772 million annually in 2023, almost entirely influenced by average interest rates earned on loans that grew from 5.2% in 2022 to 7.4% in 2023, in line with changes in mid-term interest rates in local and foreign markets over the last two years that increased the overall level of interest rates borne by commercial loans as a result of portfolio’s repricing, as loans originated between 2020 and 2021 which carried lower interest rates –given the prevailing macroeconomic scope at that time– had scheduled maturities during 2023, with some of them associated with the FOGAPE / FOGAPE Reactiva / FOGAPE Chile Apoya programs, all bearing special interest rates, (ii) an annual advance of Ch$177,808 million in interest revenues earned on consumer loans, explained by both higher average interest rates carried by these lending product, from 13.3% in 2022 to 15.3% in 2023, and average consumer loan balances growing 11.5% annually explained by a low comparison base (given the overall liquidity surplus experienced in 2022 amid several measures taken in the local economy to cope against the aftermaths of the COVID-19 pandemic) and an upward trend in the use of credit cards over the last years among individuals given our efforts in order to promote its use by means of improving benefits and segmentation, and (iii) interest revenues earned on residential mortgage loans, associated with specific local housing market dynamics, which led this type of loans to decouple from the current macroeconomic outlook and, consequently, increase its average balances by 9.2% in 2023, which in turn coupled with a slight growth in interest accrued on residential mortgage loans, from 3.0% in 2022 to 3.1% in 2023, all of the above explaining additional interest earned by Ch$49,722 million. Overall, the average interest rate earned on loans to customers increased from 5.6% in 2022 to 7.1% in 2023 given the aforementioned factors.

●	An annual increase of Ch$147,621 million in interest earned on securities measured at both, FVTOCI and amortized cost during 2023. The main explanatory factor behind this performance was attributable to the trend evidenced by short-term interest rates, as depicted by an average local reference rate of 10.5% in 2023 that compares to 8.6% in 2022, translating into an annual increase in the average interest rates borne by our fixed-income portfolio (excluding held-for-trading securities) from 4.6% in 2022 to 6.8% in 2023, explaining Ch$95,160 million of higher interest earned on these instruments. In addition, in order to both take advantage of the prevailing scenario of short-term interest rates and conduct short-term liquidity management, we replaced overnight deposits in the Central Bank with instruments measured at both FVTOCI and amortized cost, from which average balances of these types of securities jointly increased 17.7% during 2023, translating into higher interest earned on fixed-income securities (excluding held-for-trading securities) by Ch$52,461 million.

●	An annual increase of Ch$45,315 million in interest earned on other assets, mostly influenced by higher foreign short-term interest rates accrued on off-shore deposits in correspondent banks, following the annual increase in off-shore reference rates observed since the beginning of 2022 as global central banks began to tighten their monetary policies to deal with higher-than-expected inflation that, in many countries, have lasted longer-than-expected.

●	An annual increase of Ch$14,867 million in interest revenues earned on loans and advances to banks. This result was the consequence of mixed factors: (i) a positive effect of higher average short-term interest rates accrued on loans and advances to banks, from 6.2% in 2022 to 9.4% in 2023, directly associated with the behavior shown by the local reference rate as most of this portfolio is comprised of overnight deposits held in the local Central Bank in order to comply with liquidity regulatory thresholds, which explained further interest earned by Ch$81,092 million, and (ii) a negative volume effect responsible for lower interest revenues on loans and advances to banks by Ch$66,225 million in 2023 as a result of average balances decreasing 17.4% resulting from the short-term management of the bank’s liquidity surplus that translated into the replacement of overnight deposits in the Central Bank for fixed-income securities issued by the same entity during 2023 when compared to 2022.

All things considered, the combination of both lower inflation and increased local and off-shore interest rates (particularly in the short-term) on our interest earned and paid on assets and liabilities, led to a net interest margin decrease of 83 basis points, from 5.40% in 2022 to 4.57% in 2023.

Interest Revenue

The following table sets forth information regarding our interest revenue and average interest-earning assets for the years ended December 31, 2022, 2023 and 2024:

	For the Year Ended December 31,						% Increase (Decrease)
	2022		2023		2024		2022/2023	2023/2024
	(in millions of Ch$, except percentages)%
IFRS:
Interest revenue	Ch$	4,466,881	Ch$	4,044,665	Ch$	3,771,059	(9.5)%	(6.8)%
Average interest-earning assets:
Commercial loans		19,982,361		20,025,808		20,138,864	0.2	0.6
Residential mortgage loans		10,819,015		11,813,565		12,694,450	9.2	7.5
Consumer loans		4,569,500		5,094,092		5,314,222	11.5	4.3
Total loans		35,370,876		36,933,465		38,147,536	4.4	3.3
Investment under resale agreements		45,077		48,648		69,235	7.9	42.3
Other Assets		333,841		398,780		419,368	19.5	5.2
Financial investments		7,187,582		8,566,684		6,459,037	19.2	(24.6)
Loans and advance to banks		2,137,229		1,766,337		1,260,299	(17.4)	(28.6)
Total	Ch$	45,074,605	Ch$	47,713,914	Ch$	46,355,475	5.9%	(2.8)%
Average nominal rates earned on total interest-earning assets(1)(2):		10.43%		9.13%		8.38%

(1)	See “Item 4. Information on the Company—Selected Statistical Information—Average Balance Sheets, Interest Earned on Interest-Earning Assets and Interest Paid on Interest-Bearing Liabilities.”
(2)	Average rates earned on interest-earning assets do not include the interest earned on trading securities, which is accounted for under Other Income (Loss) Net. However, it does include average balances of trading securities.

2023 and 2024: For the year ended December 31, 2024, our interest revenue (including UF indexation revenues) amounted to Ch$3,771,059 million, which denotes a 6.8% or Ch$273,606 million decrease when compared to the Ch$4,044,665 million recorded in 2023. This change was mostly associated with the downward trend observed in interest rates in the local market, particularly in the short-term, due to five consecutive cuts made to the local reference interest rate, from 8.25% in December 2023 to 5.00% in December 2024. The expansionary stance adopted by the Chilean Central Bank was based on 12-month inflation that, although remaining above the two-year target range of 2% to 4%, seemed to be converging to desired levels. Medium-term interest rates followed a similar downward trend, in light of expectations on the macro environment for the coming months. Furthermore, average interest-earning assets decreased 2.8% or Ch$1,285,889 million on an annual basis, primarily due to the full repayment of the FCIC by Ch$4,348,400 million in 2024, for which interest earning assets used as collateral of this obligation were sold. As a result of these effects, interest revenues experienced an annual decline of Ch$258,244 million. In addition, the interest revenue from inflation indexation decreased Ch$7,201 million as a result of lower inflation that, measured as UF variation, decreased from 4.8% in 2023 to 4.4% in 2024.

Based on these effects, the overall average interest rate earned on our assets decreased from 9.13% in December 2023 to 8.38% in December 2024.

2022 and 2023. For the year ended December 31, 2023, our interest revenue (including UF indexation revenues) amounted to Ch$4,044,665 million, which denotes a 9.5% or Ch$422,216 million decrease when compared to the Ch$4,466,881 million recorded in 2022. The annual decrease was mostly associated with the effect of more normalized inflation on our UF-denominated interest-earning assets, decreasing from a 12-month UF variation of 13.3% in 2022 to the 4.8% observed in 2023, which resulted in lower interest income from inflation indexation by approximately Ch$1,409,195 million in 2023 when compared to 2022. It is noteworthy to mention that 2022 posed an unusually high comparison base, with local and external prices progressively rising since the second half of 2021 due to several measures taken by authorities to cope with the financial crisis that translated into liquidity surplus among individuals and a global supply chain disruption, both of them derived from the COVID-19 pandemic, which were accompanied by global geopolitical conflicts that peaked at the beginning of 2022 with the conflict between Russia and Ukraine. Most of these effects faded over the course of 2023 on the grounds of the aggressive contractionary policy carried out by the Central Bank that resulted in higher-than-normal short-term interest rates which translated into constrained consumption and disinflationary forces that returned the local CPI to the Chilean Central Bank target range by the end of the year. Accordingly, the effect of lower inflation was to some extent offset by the average increase in local and foreign interest rates in 2023 when compared to 2022, particularly in the short-term. In this regard, even though the local Central Bank began to ease the monetary policy during the second half 2023 by taking the reference rate from 11.25% as of December 31, 2022 to 8.25% as of December 31, 2023, once inflation ceded, the average local overnight rate increased from 8.6% in 2022 to 10.5% in 2023, which had an upward influence on the repricing of short-term assets that yield short-term local interest rates. This effect allowed us to partly offset the lower interest revenue from inflation indexation by increasing interest revenues by approximately Ch$864,946 million in 2023 when compared to 2022. In turn, this impact was explained in approximately Ch$763,597 million by higher average interest rates and approximately Ch$101,349 million by an increase in average balances of interest earning assets.

Based on the effects mentioned above, our overall average interest rate earned on our assets decreased from 10.43% for the year ended December 31, 2022 to 9.13% for the year ended December 31, 2023.

Interest Expense

The following table sets forth information regarding our interest expense and average interest-bearing liabilities for the years ended December 31, 2022, 2023 and 2024:

	For the Year Ended December 31,						% Increase (Decrease)
	2022		2023		2024		2022/2023	2023/2024
IFRS:	(in millions of Ch$, except percentages)%
Interest expense	Ch$	2,200,752	Ch$	2,123,873	Ch$	1,608,304	(3.5)%	(24.3)%
Average interest-bearing liabilities:
Saving accounts and time deposits(1)		11,696,542		15,134,689		15,267,720	29.4	0.9
Obligations under repurchase agreements		184,448		141,312		178,995	(23.4)	26.7
Borrowings from financial institutions		5,043,041		5,254,317		2,600,300	4.2	(50.5)
Debt issued		9,496,198		10,258,411		10,726,687	8.0	4.6
Commercial Papers		133,208		151,830		10,847	14.0	(92.9)
Lease Liabilities		94,063		89,887		94,931	(4.4)	5.6
Other financial obligations		200,493		144,565		176,458	(27.9)	22.1
Total	Ch$	26,847,993	Ch$	31,175,011	Ch$	29,055,938	16.1%	(6.8)%
Average rates paid on total interest-bearing liabilities(2):		8.20%		6.81%		5.54%
Average noninterest-bearing current account and demand deposits	Ch$	15,550,988	Ch$	13,464,628	Ch$	14,124,978	(13.4)%	4.9%

(1)	Includes interest-bearing demand deposits.
(2)	See “Item 4. Information on the Company—Selected Statistical Information—Average Balance Sheets, Interest Earned on Interest-Earning Assets and Interest Paid on Interest-Bearing Liabilities.”

2023 and 2024. Our interest expense (including UF indexation expenses) decreased 24.3% or Ch$515,569 million, from Ch$2,123,873 million in 2023 to Ch$1,608,304 million in 2024. The annual decrease in interest and UF indexation expenses was mostly explained by an annual decline of Ch$486,001 million in interest expenses (excluding the effect of inflation), which was the result of: (i) the negative effect of lower nominal interest rates accrued on interest bearing liabilities, particularly in the short-term, in line with the annual decrease of 325 bp. in the local reference rate throughout the year, together with similar paths followed by reference rates in foreign currencies by the end of 2024, and (ii) a volume effect explained by an annual decrease of 6.8% or Ch$2,119,073 million in average interest-bearing liabilities in 2024, mostly driven by the end of the FCIC funding in July 2024, which explained an annual decrease of 50.5% or Ch$2,654,017 million in average balances of borrowings from financial institutions. To a lesser extent, the effect of lower inflation on our UF-denominated interest-bearing liabilities (from 4.8% in 2023 to 4.4% in 2024, measured as UF variation) explained an annual decline of Ch$19,173 million in interest expenses related to inflation indexation.

As a result of the annual decrease of 24.3% in interest expenses, our interest paid on interest bearing liabilities decreased from 6.81% in December 2023 to 5.54% in December 2024.

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

As a result of the above, our overall interest paid on interest bearing liabilities decreased from 8.20% for the year ended December 31, 2022, to 6.81% for the year ended December 31, 2023.

Net Fees and Commissions Income

The following table sets forth certain components of our fees and commissions income (net of fees paid to third parties that provide support for those services) for the years ended December 31, 2022, 2023 and 2024:

	Year Ended December 31,						% Increase (Decrease)
	2022		2023		2024		2022/2023	2023/2024
	(in millions of Ch$, except percentages)
IFRS:
Mutual funds	Ch$	121,028	Ch$	118,170	Ch$	142,311	(2.4)%	20.4%
Insurance		100,865		119,732		104,131	18.7	(13.0)
Current accounts, overdrafts, credit lines and credit cards		104,265		121,240		130,104	16.3	7.3
Demand accounts and ATMs		74,002		74,615		59,156	0.8	(20.7)
Stock brokerage		12,568		9,376		10,992	(25.4)	17.2
Cash management services		3,160		2,711		10,249	(14.2)	278.1
Letters of credit, guarantees, collateral and other contingent loans		36,154		38,280		42,796	5.9	11.8
Custody and trust services		8,857		10,608		11,554	19.8	8.9
Foreign trade and currency exchange		2,976		2,794		3,816	(6.1)	36.6
Financial advisory services		9,070		5,274		2,688	(41.9)	(49.0)
Credits and factoring		4,461		3,563		6,124	(20.1)	71.9
Collection services		17,049		166		212	(99.0)	27.7
Teller services expenses		(4,469)		(4,279)		(4,120)	(4.3)	(3.7)
Wire transfers and payment orders		19,009		19,265		22,365	1.3	16.1
Other		13,244		13,169		13,930	(0.6)	5.8
Total	Ch$	522,239	Ch$	534,684	Ch$	556,308	2.4%	4.0%

2023 and 2024. Our income from fees and commissions totaled Ch$556,308 million in 2024, which denotes a 4.0% annual increase when compared to the Ch$534,684 million recorded in 2023. This annual increase in fee-based income was primarily supported by:

●	An annual increase of Ch$24,141 million or 20.4% in fees from mutual funds management from Ch$118,170 million in 2023 to Ch$142,311 million in 2024. This change was largely associated with the 38.1% expansion in average assets under management (AUM), which in turn was supported by new fixed-income funds launched by our mutual funds and investment funds management subsidiary. Through these actions, our subsidiary pursued designing attractive value offerings for the Bank’s former time deposit holders who were seeking to benefit from expected changes in local interest rates by investing in both fixed-income funds and equity funds.

●	An annual increase of Ch$8,864 million or 7.3% in transactional services (including current accounts, overdrafts, credit lines, and credit cards), from Ch$121,240 million in 2023 to Ch$130,104 million in 2024. The main factor explaining this change was an annual increase of 12.8% in the amount of billed purchases and an annual increment of 10.9% in the number of transactions made by our customers with credit cards, which is consistent with the widespread and increasing use of this payment channel among customers in conjunction with attractive value offerings we have designed for them, including the benefits provided to credit card users through our loyalty programs. These drivers enabled us to deal with some factors that adversely affected net fee income from transactional services, including: (i) the implementation of the new interchange rates framework, as established by the Technical Committee in October 2023, which revised the previously applicable fees paid by customers on credit cards downwards, and (ii) the impact of a 13.8% depreciation of the Chilean peso against the U.S. dollar in 2024 on USD-denominated fee expenses related to our credit card loyalty program.

●	An annual increase of Ch$7,538 million in cash management services, from Ch$2,711 million in 2023 to Ch$10,249 million in 2024. The annual increase was primarily prompted by reduced fees paid on interbank clearance to other banks, which were renegotiated downwards during 2024.

●	An annual increase of Ch$4,516 million or 11.8% in fees from contingent loans, from Ch$38,280 million in 2023 to Ch$42,796 million in 2024. This improved performance was aligned with the positive trend experienced by trade finance loans in 2024, which increased due to both improved foreign trade in 2024 and Ch$ depreciation. In addition, contingent loans increased due to specific operations in the corporate banking unit related to natural resources, infrastructure, and the public sector.

●	Increased fee income from wire transfers and payment orders by Ch$3,100 million or 16.1%, from Ch$19,265 million in 2023 to Ch$22,365 million in 2024. This increase resulted from a higher volume of payments orders in foreign currency, as requested by wholesale banking customers.

These positive drivers were partially offset by the following factors:

●	An annual decrease of Ch$15,601 million or 13.0% in fees from the insurance brokerage business, from Ch$119,732 million in 2023 to Ch$104,131 million in 2024. This annual decline was produced by a combination of factors, including: (i) an annual decrease in the recognition of the upfront fee received as part of the strategic alliance initiated in 2019, which explained approximately Ch$6,549 million in lower fee income, due to the expiration of clawback clauses in June 2024 (casualty insurance agreement) and December 2024 (life insurance agreement), (ii) a 3.0% decrease in average written premiums explained by both a change in the dynamics of property and casualty insurance business linked to residential mortgage loans and lower dynamism in the non-credit related insurance, and (iii) an annual increase in loan prepayment, given the downward trend adopted by interest rates in 2024 following the monetary actions taken by the Central Bank, which resulted in greater reimbursements of non-accrued insurance premiums that negatively impacted fee income from insurance brokerage.

●	An annual decrease of Ch$15,459 million or 20.7% in fee income coming from demand accounts and ATMs, from Ch$74,615 million in 2023 to Ch$59,156 million in 2024, which was primarily caused by: (i) the adverse effect of revised interchange rates on debit and prepayment cards, as set by the technical committee in October 2023, which reduced fees paid by customers on transactions made through these kinds of payment channels, and (ii) the expiration of a former commercial agreement for location of our ATM network and the implementation of a new one in 2024, which partly explained the 24.6% decrease in transaction volume. These drivers were to some extent offset by an annual increase of 14.5% in transactions made with debit cards in 2024 as compared to 2023, which is partly attributable to the expansion of our FAN Account ecosystem that added approximately 300,000 users in 2024.

2022 and 2023. Our income from fees and commissions totaled Ch$534,684 million in 2023, which denotes a 2.4% annual increase when compared to the Ch$522,239 million recorded in 2022. This annual increase in fee-based income was primarily supported by:

●	An annual increase of Ch$18,867 million or 18.7% in fees from insurance brokerage, from Ch$100,865 million achieved in 2022 to Ch$119,732 million in 2023. This increase was primarily caused by an annual expansion of 14.2% in total written premiums, which in turn was largely fostered by the positive evolution of insurance sales in the retail banking segment as consequence of both, the consolidation of the consumer lending activity and, furthermore, enhanced performance in non-credit related insurances, given diverse strategies intended to reinforce insurance demand among bank’s customers and non-customers.

●	An annual increment of Ch$16,975 million or 16.3% in fees and commissions from transactional services (including current accounts, overdrafts, credit lines, and credit cards) from Ch$104,265 million in 2022 to Ch$121,240 million in 2023. This annual growth had mainly to do with fee income from credit cards that surged Ch$9,554 million or 17.5% during 2023, primarily as a consequence of a 15.1% rise in credit card transactions turnover, including purchases, payment of services and cash withdrawals. The increasing use of credit cards is partly a consequence of the pandemic since the use of cash decreased significantly while online purchases grew steadily. In addition, we have enhanced value offerings in this lending product by providing credit card users with improved benefits through our loyalty program either by entering into new alliances with local commerce or providing some special conditions for cash withdrawals. To lesser degree, fee from current accounts and overdrafts increased by Ch$6,607 million or 14.5% in 2023 when compared to 2022, which was produced by a combination of factors including an annual growth of 4.8% in current account holders and increased amount of transactions on the grounds of the same drivers seen for credit cards after the pandemic.

●	An annual increment of Ch$2,126 million or 5.9% in fees and commissions from letters of credit, guarantees, collateral and other contingent loans from Ch$36,154 million in 2022 to Ch$38,280 million in 2023, which was principally fostered by increased activity in foreign trade and contingent commitments.

These positive drivers were partially offset by the following factors:

●	An annual decrease of Ch$16,883 million in fee income from collection services from Ch$17,049 in 2022 to only Ch$166 million in 2023. This effect was totally explained by a change in the accounting treatment of income from these kinds of services that pursue to improve the accounting representation of their nature. As a result, starting January 2023, income associated with collection of overdue loans began to be accounted as “other operating income” (part of other income (loss), net) instead of fee income as recognized until December 31, 2022.

●	An annual decline of Ch$3,796 million or 41.9% from Ch$9,070 million in 2022 to Ch$5,274 million in financial advisory services recorded in 2023. The main underlying factors for this decrease had to do with the prevailing economic outlook throughout 2023, characterized by weakened business sentiment and high interest rates, which resulted in lower mergers and acquisition deals and decreased bond placements in the local capital market.

●	Lower fees and commissions income from the stock brokerage business, which decreased by Ch$3,192 million or 25.4% on an annual basis, from Ch$12,568 million in 2022 to Ch$9,376 million in 2023. This decline was primarily fueled by an annual drop of 5.0% in the stock turnover traded by our stock brokerage subsidiary, which is in line with investors’ preferences that moved to fixed-income positions given the expected downward correction in interest rates in the local and foreign markets. This factor was to some degree counterbalanced by an average market share gain in stock trading turnover from 9.9% in 2022 to 11.9% in 2023.

●	Lowered fee-based income from mutual fund management of Ch$2,858 million or 2.4% on an annual basis from Ch$121,028 million in 2022 to Ch$118,170 million in 2023. This change was largely associated with the change in investors’ preferences in 2023, which moved towards mutual funds invested in fixed-income securities that bear lower margins than equity funds. This change in preferences was aligned with drivers conducting fee income in the stock brokerage business, given market expectations on downward correction for local and foreign interest rates.

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

The following table sets forth certain components of our other income (loss), net, for the years ended December 31, 2022, 2023 and 2024:

	For the Year Ended December 31,						% Increase (Decrease)
	2022		2023		2024		2022/2023	2023/2024
	(in millions of Ch$, except percentages)
IFRS:
Financial instruments held for trading at fair value through profit or loss:
Financial derivative contracts	Ch$	5,518	Ch$	11,214	Ch$	(52,596)	103.2%	—%
Debt and Other financial instruments		257,406		340,417		154,013	32.2	(54.8)
Derecognition of financial assets and liabilities at amortized cost and financial assets at fair value through other comprehensive income:
Financial assets at amortized cost		2,264		256		200	(88.7)	(21.9)
Financial assets at fair value through other comprehensive income		(63,401)		(4,522)		8,050	(92.9)	—
Financial liabilities at amortized cost		(1)		(1)		—	—	—
Exchange, indexation and accounting hedging of foreign currency		105,038		122,189		170,813	16.3	39.8
Ineffective accounting hedges		—		—		—	—	—
Total net financial operating (loss) income		306,824		469,553		280,480	53.0	(40.3)
Income attributable to investments in other companies		13,031		13,409		16,655	2.9	24.2
Result from non-current assets and disposal groups held for sale not admissible as discontinued operations		4,848		2,807		(458)	(42.1)	—
Other operating income, net		26,408		72,939		51,777	176.2	(29.0)
Total other income (loss), net	Ch$	351,111	Ch$	558,708	Ch$	348,454	59.1%	(37.6)%

2023 and 2024. Our other income (loss), net amounted to Ch$348,454 million in 2024, which denoted a 37.6%, or Ch$210,254 million, annual decrease when compared to the Ch$558,708 million recorded in 2023. This annual decrease was mainly the result of:

●	An annual decrease of Ch$186,404 million in income from debt securities and other financial instruments (securities measured at Fair Value Through Profit and Losses, or “FVTPL” securities), from Ch$340,417 million in 2023 to Ch$154,013 million in 2024. This performance was principally explained by: (i) the effect of lower short-term interest rates on the interest accrued by these securities, in line with the trend followed by local overnight rates that decreased from 10.5% in 2023 to 6.2% in 2024 on average, (ii) the effect of lower inflation on securities indexed to the UF, and (iii) an annual decrease in average balances of FVTPL securities due to the management of the High Quality Liquid Assets (“HQLA”) portfolio in light of the termination of the FCIC funding in 2024.

●	An annual decrease of Ch$63,810 million in income from trading derivatives, from a net gain of Ch$11,214 million in 2023 to a net loss of Ch$52,596 million in 2024. This performance was mostly associated with: (i) higher losses by Ch$41,151 million due to exchange rate adjustments of our average net liability position in foreign currency derivatives, from a net loss of Ch$38,995 million in 2023 to a net loss of Ch$80,147 million in 2024, related to the sharp year-end depreciation of 13.8% of the Chilean peso against the U.S. dollar in 2024 when compared to a depreciation of only 2.8% of the Chilean peso against the U.S. dollar in 2023, together with greater net liability exposure to exchange rate through foreign currency derivatives in 2024, and (ii) an annual decline of Ch$25,969 million in income from fair value adjustments on trading derivatives resulting from shifts in both foreign and local interest rates that negatively impacted the fair value of such instruments. These effects were partly counterbalanced by a lower loss associated with our net liability position in trading derivatives indexed to the UF by Ch$3,539 million due to the effect of lower inflation.

●	An annual decrease of Ch$21,162 million or 29.0% in other operating income, from Ch$72,939 million in 2023 to Ch$51,777 million in 2024. This result was almost entirely explained by a comparison base effect arising from the release of non-credit related provisions by approximately Ch$23,355 million by the end of 2023. This effect was to some extent offset by the sale on December 18, 2024 of our ownership in Artikos Chile S.A., a banking service provider (sociedad de apoyo al giro), to the Cámara de Comercio de Santiago A.G., which amounted to Ch$7,925 million.

These effects were partly offset by:

●	An annual increase of Ch$48,624 million or 39.8% in income from exchange, indexation and accounting hedging of foreign currency. This annual change was mainly due to: (i) an annual increase of Ch$94,424 million in exchange rate adjustments on our off-balance foreign exchange net asset position in derivatives held for cash flow hedge accounting that mirrors the on-balance liability exposure to foreign exchange through long-term debt denominated in foreign currency, due to the year-end depreciation of 13.8% of the Chilean peso against the U.S. dollar in 2024 when compared to the year-end depreciation of 2.8% of the Chilean peso against the U.S. dollar in 2023, and (ii) an annual increase of Ch$15,919 million in exchange rate adjustments from our portfolio of assets denominated in local currency but adjusted by the effect of changes in the exchange rate, as a result of mentioned trends in exchange rates. These effects were partly offset by: (i) an annual decline of approximately Ch$66,340 million in exchange rate adjustments, linked to our on-balance foreign exchange liability exposure, given both the higher depreciation of the Chilean peso against the U.S. dollar in 2024 when compared to 2023, and (ii) an annual decline in exchange rate adjustments associated with the management of our foreign currency intra-day position and foreign exchange transactions carried out with customers due to a high basis for comparison.

●	An annual increase of Ch$12,572 million in the sale of financial assets measured at fair value through other comprehensive income (FVTOCI), from a net loss of Ch$4,522 million in 2023 to a net gain of Ch$8,050 million in 2024. This change was particularly explained by the sale of FVTOCI instruments in foreign currency in 2024 with positive fair value adjustments accumulated on other comprehensive income that benefited from the downward trend observed in short-term interest rates in local and foreign markets, as compared to losses recognized in 2023 due to a specific sale of FVTOCI instruments, also in foreign currency.

2022 and 2023. Our other income (loss), net amounted to Ch$558,708 million in 2023, which denoted a 59.1%, or Ch$207,597 million, annual increase when compared to the Ch$351,111 million recorded in 2022. This annual increase was primarily the result of:

●	An annual increment of Ch$83,011 million or 32.2% in net financial income from debt instruments and other financial instruments held-for-trading, excluding derivatives, from Ch$257,406 million in 2022 to Ch$340,417 million in 2023. This was primarily the consequence of the effect of higher local short-term interest rates on the accrual of debt securities with shorter maturities held for trading, such as notes and bonds issued by the Chilean Central Bank and the Chilean Government, which was highly influenced by a monetary policy interest rate that averaged 10.5% in 2023 in comparison with 8.5% in 2022.

●	An annual improvement of Ch$58,879 million in the sale of financial assets measured at fair value through other comprehensive income (FVTOCI), from a net loss of Ch$63,401 million in 2022 to a net loss of Ch$4,522 million in 2023. This annual change was mainly attributable to comparison base effect as in 2022 we sold certain FVTOCI securities that accumulated marking-to-market losses on equity amounting to Ch$58,588 million.

●	An annual increment of Ch$46,531 million or 176.2% in other operating income, from Ch$26,408 million in 2022 to Ch$72,939 million in 2023. This annual change was primarily the consequence of non-recurrent factors in 2023, including: (i) the release of non-credit related provisions by approximately Ch$23,355 million in 2023, which was mainly related to the revised tax treatment of certain fixed-income securities as permitted by the Chilean tax law, and (ii) further income of nearly Ch$24,000 related to the change in the accounting treatment of income from collection services, which began to be accounted as other operating income staring January 2023.

●	An annual rise of Ch$17,151 million or 16.3% in income from exchange, indexation and accounting hedging of foreign currency, from a net gain of Ch$105,038 million in 2022 to a net gain of Ch$122,189 million. This annual increase was primarily caused by an annual increment of Ch$121,038 million in foreign exchange transactions on our off-balance sheet foreign exchange net asset position through derivatives held for cash flow hedge accounting (which hedges the FX asset risk associated with our on-balance foreign exchange liability exposure), mainly due to the 2.8% depreciation of the Chilean peso against the U.S. dollar, in December 2023 as compared to December 2022 (for reference, the Chilean peso experienced an annual appreciation of 0.3% against the U.S. dollar in 2022). This factor was to some extent offset by an annual decline of Ch$107,300 million in foreign exchange adjustments on our on-balance sheet FX exposure resulting mainly from a decrease in income from foreign exchange adjustments on the our on-balance sheet exposure, which is a primarily conducted by the liability FX position related to our long-term debt issued overseas, from a net gain of Ch$144,080 million in 2022 to a net gain of Ch$36,779 million in 2023, due to the previously mentioned changes in the Chilean peso to U.S. dollar exchange rate and, to a lesser degree, minor changes in the exposure, which, in turn, was partially offset by improved results from the proactive management of our foreign-currency intra-day position and increased revenues from FX spot and FX forward trading with customers and financial counterparties, which allowed us to benefit from exchange rate volatility.

Provisions for Expected Credit Losses

We recognize allowances to cover possible credit losses in accordance with IFRS as issued by the IASB. For statistical information with respect to our substandard loans and allowances for loan losses, see “Item 4. Information on the Company—Selected Statistical Information” and Note 11(f) to our audited consolidated financial statements as of and for the year ended December 31, 2024. According to regulations applicable to such periods, the amount of provisions charged to income in any period consists of net provisions for possible loan losses. During 2024, we implemented minor changes to the criteria for identifying a significant increase in credit risk (SICR). However, these adjustments did not result in significant changes to provisions for expected credit losses.

The following table sets forth information with respect to our provisions and allowances for expected credit losses and charge-offs for each of the years ended December 31, 2022, 2023 and 2024:

	For the Year Ended December 31,						% Increase (Decrease)
	2022		2023		2024		2022/2023	2023/2024
	(in millions of Ch$, except percentages)
IFRS:
Provisions:
Gross provisions for expected credit losses(1)	Ch$	477,870	Ch$	265,200	Ch$	418,019	(44.5)%	57.6%
Total loan loss recoveries		65,740		63,256		65,313	(3.8)	3.3
Net provisions for expected credit losses(1)		412,130		201,944		352,706	(51.0)	74.7
Charge-offs:
Total charge-offs		265,479		434,427		445,198	63.6	2.5
Net charge-offs		199,739		371,171		379,885	85.8	2.3
Other asset quality data:
Total loans	Ch$	36,726,297	Ch$	37,651,274	Ch$	38,936,296	2.5%	3.4%
Average Loans		35,370,876		36,933,465		38,147,536	4.4	3.3
Allowances for loan losses	Ch$	821,609		710,187		693,434	(13.6)%	(2.4)
Allowances for expected credit losses as a percentage of total loans		2.24%		1.89%		1.78%
Net provisions for expected credit losses as a percentage of average loans		1.17%		0.55%		0.92%

(1)	This amount includes provisions for due from banks, loans to customers, contingent loan risks and allowances for debt instruments measured at both, fair value through OCI and amortized cost.

2023 and 2024. Our provisions for expected credit losses posted an annual increase of Ch$150,762 million, from Ch$201,944 million in 2023 to Ch$352,706 million in 2024. The annual increase in credit risk expenses was primarily the result of:

●	Expected credit losses for loans to customers (including contingent loans) and advances to banks increased by Ch$149,056 million on an annual basis, from Ch$267,954 million in 2023 to Ch$417,010 million in 2024. This annual increase was composed of Ch$99,381 million of higher expected credit losses for loans to customers and advances to banks and Ch$49,675 million of higher expected credit losses for contingent loans.

In contrast to the expectations on the macroeconomic environment for 2024, which determined expected credit losses for the year ended December 31, 2023, the forecast for the next 12 months by the end of 2024 considers a more conservative improvement in economic variables that influence provisioning models. In this regard, for 2025 the expectation on economic activity considers potential GDP growth similar to the level observed in 2024, while inflation would remain above the midpoint of the Central Bank’s target range. Similarly, although a downward correction is expected in the short-term interest rates towards neutral levels, the annual change would be lower than the change observed in 2024. All these factors would contribute to maintaining customer payment capacity and delinquency at similar levels than those seen in 2024, which in turn translates into higher expected credit losses compared to what was projected a year ago, when the expected improvement in the economic landscape was much more pronounced. In addition, current delinquency levels, which remain above long-term average levels, also play a role in forward-looking provisioning models. Accordingly, the increase in past-due loans during 2024, has an impact on expected credit losses for the next 12 months.

●	An annual increase of Ch$3,763 million in impairment of financial assets measured at both fair value through other comprehensive income and amortized cost, from a release of Ch$2,754 million in 2023 to a risk charge of Ch$1,009 million in 2024. This change is primarily driven by increased probability of default for positions associated with fixed-income instruments (mainly related to certificates of deposits) issued by counterparties in the local financial sector. This trend represents a shift from the one observed in 2023, when we benefited from lower probabilities of default, given an investment portfolio more concentrated in fixed-income instruments issued by the Central Bank and the Chilean Government. The annual change also reflects prevailing financial environment during 2024, influenced by various economic factors that resulted in increased credit risk charges for our investment portfolio.

These effects were partly offset by an annual increase of Ch$2,057 million in recovery of past-due loans, from Ch$63,256 million in 2023 to Ch$65,313 million in 2024. This increase is the result of our ongoing efforts to enhance our recovery processes and methods, which resulted in better outcomes.

As a result of these drivers, our risk expenses ratio (ECLs to average loans) increased from 0.55% in 2023 to 0.92% in 2024.

Regarding delinquency, our past-due loans (loans 90 days or more past-due) increased by Ch$30,487 million or 5.2% on an annual basis, from Ch$591,953 million in 2023 to Ch$622,440 million in 2024. Accordingly, the past-due ratio (90 days or more past-due loans over total loans) increased from 1.57% in 2023 to 1.60% in 2024. The annual increase in past-due loans was mainly caused by higher delinquency in the Retail Banking Segment, as evidenced by past-due loans that increased by Ch$73,826 million in that segment. This was prompted by various dynamics seen across the industry, resulting in delinquency ratios for both consumer and residential mortgage loans that have continued converging to the levels seen before the COVID-19 pandemic. This convergence is due to the negative impact of several factors, such as higher-than-normal interest rates, an inflation rate that has remained above the two-year target range of 2% to 4% as set by the Chilean Central Bank, and unemployment that has stayed above historical figures, affecting customers’ payment capacity. Similarly, the SME sub-segment has also been negatively affected by the prevailing economic and financial scenario, which has resulted in increased borrowing costs, together with the end of former state-guaranteed programs that allowed them to apply for credits bearing lower interest rates. Accordingly, past-due loans in personal banking (composed of both consumer and residential mortgage past-due loans) increased by Ch$54,865 million in 2024 compared to 2023, whereas past-due loans associated with SME banking rose by Ch$18,961 million in the same period. On the other hand, the Wholesale Banking Segment experienced an improvement in delinquency, reflected by a decrease of Ch$43,339 million in past-due loans in 2024 compared to 2023. This change was primarily caused by a net improvement in payment behavior prompted by a more positive evolution on the dynamics of certain industries throughout 2024, such as the health services sector and specific cases in the real estate and construction sector, as well as the transportation sector, which resulted in improved risk profiles of some customers. Given all these factors, the past-due loan ratio in the Retail Banking segment increased from 1.68% in 2023 to 1.81% in 2024, while in the Wholesale Banking segment the delinquency ratio decreased from 0.90% in 2023 to 0.51% in 2024.

2022 and 2023. Our provisions for loan losses posted an annual decrease of Ch$210,186 million, from Ch$412,130 million in 2022 to Ch$201,944 million in 2023. The annual decline in credit risk expenses was primarily the result of:

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

The following table sets forth the MEV we use for the analysis and the shifts applied to them. Shifts are defined as one standard deviation from the historical mean over a period of economic stability for each MEVs:

Macroeconomic Variable	Shift 1 Standard Deviation (1)
Real Sector MEVs
GDP Growth Rate	(1.78)
Unemployment rate	0.52
Government Expenditure	(3.71)
Copper Price	(10.26)
Financial and Monetary Sector MEVs
Central Bank Interest Rate	0.26
Consumer Price Index	0.54
M1 Money Supply	(2.91)
Exchange Rate	4.91

(1)	Values are expressed in percentage change, for example, the shock applied to the copper price is a decrease of 10.26%.

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

For the scenario-based analysis one MEV is shifted and the rest of them are related to that shift by multiplying it with a related factor.

	MEV Scenarios
MEV Sensitivity to MEV Scenarios	1	2	3	4	5	6	7	8
	(in percentage)
Real Sector Variable
GDP growth rate	(1.78)	(0.18)	(1.07)	(0.01)	0.26	(0.03)	0.37	(0.20)
Unemployment rate	0.07	0.52	0.15	(0.08)	(0.18)	(0.14)	(0.14)	(0.05)
Government Expenditure	(1.11)	(0.38)	(3.71)	0.49	0.41	0.48	0.31	0.32
Copper Price	(0.27)	4.38	10.52	(10.26)	(2.67)	(6.14)	(0.25)	(8.35)
Financial and Monetary Variable
Central Bank Interest Rate	(0.18)	(0.31)	(0.28)	0.08	0.26	0.11	0.29	(0.02)
Consumer Price Index	0.05	(0.53)	(0.72)	0.43	0.23	0.54	0.01	0.40
M1 Money Supply	1.89	1.77	1.53	(0.06)	(2.07)	(0.04)	(2.91)	0.97
Exchange rate	2.34	(1.47)	(3.50)	4.30	(0.25)	2.95	(2.17)	4.91

As depicted by the table above, MEV scenarios show correlations between most of them. For instance, in Scenario 5, a strong upward shift in the Central Bank Interest Rate leads to a strong decrease in M1 Money Supply, which goes the opposite way in Scenario 8, where an increase in the exchange rate should lead to an increase in M1 Money Supply.

The following table sets forth the combined impact of shifts in all MEV for each scenario on our ECL:

Range of MEV Scenarios Impact on the ECL
Macroeconomic Variable	Retail Banking Segment	Wholesale Banking Segment
(in millions of Ch$)
Real Sector Scenarios	(3,840) – 9,476	(1,979) – 4,071
Financial and Monetary Sector Scenarios	1,080 – 4,458	1,198– 4,255

Operating Expenses

The following table sets forth information regarding our operating expenses for the years ended December 31, 2022, 2023 and 2024:

			For the Year Ended December 31,				% Increase (Decrease)
	2022		2023		2024		2022/2023	2023/2024
	(in millions of Ch$, except percentages)
IFRS:
Personnel expenses	Ch$	528,226	Ch$	582,684	Ch$	582,547	10.3%	0.0%
Administrative expenses:
Advertising		35,280		39,617		33,948	12.3	(14.3)
Building maintenance		42,313		49,699		51,606	17.5	3.8
Rentals and insurance		10,384		12,967		12,549	24.9	(3.2)
Office supplies		9,360		8,724		8,497	(6.8)	(2.6)
Other expenses		253,030		292,248		310,096	15.5	6.1
Total administrative expenses		350,367		403,255		416,696	15.1	3.3
Depreciation and amortization		84,205		92,308		94,601	9.6	2.5
Impairments		77		1,762		2,851	2,188.3	61.8
Other operating expenses		29,464		36,090		36,039	22.5	(0.1)
Total	Ch$	992,339	Ch$	1,116,099	Ch$	1,132,734	12.5%	1.5%

2023 and 2024. Our total operating expenses showed a slight increase of 1.5% or Ch$16,635 million on an annual basis from Ch$1,116,099 million in 2023 to Ch$1,132,734 million in 2024. The annual change in operating expenses was mainly attributable to:

●	An annual increase of Ch$13,441 million or 3.3% in administrative expenses, from Ch$403,255 million in 2023 to Ch$416,696 million in 2024. This annual increase was primarily explained by: (i) an annual rise of Ch$10,597 million or 5.8% in IT-related expenses, which were in turn sustained by updates of software licenses, further expenses related to IT support services and cloud usage that stemmed from internal developments aimed at supporting our digital strategy with a front-to-back approach, (ii) expenses associated with the maintenance of fixed assets that increased Ch$1,907 million in 2024 when compared to 2023, which was mostly explained by expenses related to the relocation of part of our ATM network, due to the expiration of a former commercial agreement and the implementation of a new one, and (iii) to a lesser degree, costs related to product delivery services to customers that experienced an annual rise of Ch$1,486 million in 2024 as compared to 2023. These factors were partly offset by an annual decrease of Ch$5,669 million or 14.3% in advertising and marketing expenses related to fewer campaigns and sponsorship activities in 2024 when compared to a year earlier, given our efficiency initiatives to improve our cost base.

●	An annual increment of Ch$2,293 million or 2.5% in Depreciation and Amortization expenses, from Ch$92,308 million in 2023 to Ch$94,601 million in 2024. This increase was mainly associated with the amortization of intangible assets related to software licenses, which is in line with the ongoing deployment of our digital strategy through increasing capital expenditure over the last years.

●	An annual increase of Ch$1,089 million or 61.8% in impairments, from Ch$1,762 million in 2023 to Ch$2,851 million in 2024. This annual change was primarily caused by allowances set at the end of the second quarter of 2024 to cover expected losses for accounts receivable related to fee income from portfolio management services provided by our mutual funds subsidiary, and to a lesser degree, due to the closure of some of our branches as part of the efficiency and productivity initiatives.

2022 and 2023. Our total operating expenses increased 12.5% or Ch$123,760 million on an annual basis from Ch$992,339 million in 2022 to Ch$1,116,099 million in 2023. The annual change in operating expenses was mainly attributable to:

●	An annual increment of Ch$54,458 million or 10.3% in personnel expenses, from Ch$528,226 million in 2022 to Ch$582,684 million in 2023. This annual rise was mainly supported by: (i) an annual increase of Ch$39,642 million or 12.4% in salaries, which was the result of the recognition of inflation that amounted to 4.8% in 2023 (measured as UF variation), as defined in collective bargaining agreements, by incorporating certain lagged effects of past inflation, such as the 13.3% UF variation seen in 2022, which more than offset the annual decrease in headcount, (ii) an annual increase of Ch$8,010 million in severance payments as part of changes made in our organizational structure that pursues to adapt our team and functions to the challenges faced by the banking industry, which was also reflected by the headcount decrease, (iii) an increase of Ch$6,806 million in benefits and others payments to the staff, related to the acceleration in the recognition of benefits embedded in former collective bargaining agreements that were renegotiated before the expiration date.

●	An annual increase of Ch$52,888 million or 15.1% in administrative expenses, from Ch$350,367 million in 2022 to Ch$403,255 million in 2023, which was primarily explained by: (i) an annual increase of Ch$28,060 million or 18.5% in IT-related expenses, due primarily to increased costs in software licensing, further demand for data processing services and higher expenses associated with upgrades in IT infrastructure with the aim of improving technological capabilities to deploy our digital banking strategy, (ii) an annual rise of Ch$7,386 million or 17.5% in fixed-asset maintenance, due to both the overhauling of some of our branches and the relocation of part of our ATM network as a result of a new commercial agreement from the previous one, (iii) an annual increase of Ch$5,627 million in other-than-IT-related outsourced services, from the Ch$10,072 million recorded in 2022, which was mainly supported by increased collection services that began to be taxed with VAT as a result of the last tax reform passed by the Congress, (iv) higher advertising expenses by Ch$4,337 million or 12.3% due to commercial campaigns related to the sponsorship of the national Rugby Team that participated in the world cup for first time, together with other business-related campaigns that pursued to promote the use of payment channels as well increased benefits of our loyalty program for credit card users, (v) an annual increase of Ch$2,583 million in expenses related to rentals and insurances that were primarily linked to rentals of ATMs, and (vi) an increase of Ch$1,700 million in legal expenses primarily explained by higher collection activity.

●	An annual increment of Ch$8,103 million or 9.6% in depreciation and amortization expenses, from Ch$84,205 million in 2022 to Ch$92,308 million in 2023. This increase was largely supported by increased amortization of intangible assets related to software upgrades and IT developments, as part of our digital strategy.

●	Other operating expenses increasing Ch$6,626 million on an annual basis or 22.5%, from Ch$29,464 million in 2022 to Ch$36,090 million in 2023, which was primarily explained by increased operational write-offs that surged as a result of an upward trend in external fraud through credit cards and debit cards, as well as through electronic money transfers, which –by the end of 2023– were coupled with the robbery suffered by one of our cash vault suppliers.

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

In February 2016, a new tax law was enacted (Law No. 20,899), which subjects publicly-traded companies to the Semi-Integrated Regime. Accordingly, since 2018, Banco de Chile has been subject to a statutory corporate tax rate of 27%. On February 24, 2020, following the social crisis that took place in Chile in October 2019, the Chilean Government enacted Law No. 21,210, to modernize the local tax system. The law mainly focused on: (i) promoting entrepreneurship measures by providing SMEs with a special tax regime based on total integration and a statutory tax rate of 25%, as opposed to large companies and corporations whom will continue to be subject to a semi-integrated system, while bearing a statutory corporate tax rate of 27%, (ii) implementing initiatives to promote private investment by introducing instantaneous or accelerated depreciation for fixed-assets, reducing the timeframe to receive reimbursements of VAT paid on fixed-assets, while reducing or eliminating property taxes paid by elderly people, (iii) increasing taxes paid by high-income individuals by means of adding a new tax bracket of 40%, (iv) raising taxes on properties exceeding U.S.$500,000 in assessed value, (v) incorporating a regional green tax of 1% levied on investment projects exceeding U.S.$10 million in capital expenditures that were subject to environmental approval, (vi) lowering tax benefits on capital gains obtained in stock markets, (vii) creating a Taxpayer Protection & Advisory Agency, which aims to be a counterpoint to the Chilean Internal Revenue Service on taxation matters, and (viii) introducing a digital approach, which considers both the compulsory use of electronic bill and invoices, aimed at reducing tax evasion, and the imposition of VAT on digital services rendered from foreign countries. This law did not represent a significant change for us in terms of a statutory corporate tax rate of 27%, or the semi-integrated system that currently applies to us. Nonetheless, it requires us to withhold the VAT levied on digital services paid through our credit or debit cards, which translate into further IT and processing costs.

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

On October 24, 2024, Law No. 21,713 was enacted. This law aims to enhance tax compliance and improve tax enforcement through seven main pillars focused on modernizing the tax management framework, improving control of informality, preventing and uncovering tax crimes, strengthening local IRS capabilities, granting additional powers to the Taxpayer’s Ombudsman Agency, making tax obligation payment programs more flexible, and emphasizing institutional strengthening and probity. Based on these pillars, the law introduces specific modifications related to VAT levied on imported goods by extending the application of VAT on digital services to imported goods under U.S.$500, while imported goods above U.S.$500 will be subject to VAT and an import tariff of 6%. The law also aligns transfer pricing regulations with OECD standards by recognizing the arm’s length principle while rolling back the possibility of establishing Transfer Pricing Agreements in advance. Likewise, the law introduces a Tax Sustainability principle by regulating tax enforcement procedures for company groups and modifying the recognition of passive income of controlled entities abroad by extending relationship rules to determine relationship and control of entities abroad. In addition, the law introduces some changes to preferential tax regimes by modifying the criteria for a jurisdiction to be considered as such, among other topics. In terms of the impacts of the law on banking activity, we may highlight: (i) the modification of procedures to lift banking secrecy and to access clients’ banking information, (ii) the obligation of banks to inform the local IRS on the number and amount of credits received by customers in their accounts when surpassing 50 transactions per day, week, or month or 100 transactions in a six-month period, and (iii) the requirement for banks to request customers to certify the legal commencement of activities before granting any credit.

These changes have not had a material impact on our results of operations or financial condition, although some of them have resulted in or will result in increased operating expenses and capital expenditures. However, we cannot rule out that future changes in the Chilean tax system will have an impact on the economy or the banking industry and, consequently, in our results of operations and profitability. For more information, see “Item 3. Key Information—Risk Factors—Risks Relating to our Operations and the Chilean Banking Industry—Stricter banking regulations and changes in law may constrain our operations and thereby adversely affect our financial condition and results of operations.” “Item 4. Regulation and Supervision—Amendments to the Chilean Tax System” and “Item 10. Additional Information—Taxation—Chilean Tax Considerations—Tax Reform currently under discussion.”

2023 and 2024. Our income tax expense amounted to Ch$333,601 million in 2024, representing an annual increase of 3.6%, or Ch$11,487 million, from the Ch$322,114 million recorded in 2023. Accordingly, our effective tax rate rose from 19.0% in 2023 to 21.1% in 2024. The annual change in income tax resulted primarily from: (i) lower tax deductions that translated into further income tax of Ch$36,277 million in 2024 when compared to 2023, mainly due to the sale of part of our FVTOCI fixed-income portfolio that benefited from the treatment defined in Art. 104 of the Chilean Tax Law for some publicly-traded securities during 2023; and (ii) higher income tax of Ch$6,007 million in 2024 as compared to 2023 due to the effect of lower inflation on our shareholders’ equity, which is tax deductible under the Chilean tax system, given the decrease in 12-month inflation used for calculation purposes. These changes were partly offset by an annual decrease of Ch$114,064 million in income before tax in 2024 as compared to 2023, which resulted in lower income tax expenses of Ch$30,797 million in 2024 compared to 2023 at the statutory corporate tax rate of 27.0%.

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

Retail Banking: This segment is focused on individuals and small and medium-sized companies whose annual sales do not exceed UF 70,000 (approximately Ch$2,689.2 million as of December 31, 2024). The segment’s value proposition is primarily focused on consumer loans, commercial loans, current accounts, credit cards, credit lines and residential mortgage loans.

Wholesale Banking: This segment is focused on corporate customers and large companies whose annual sales exceed UF 70,000 (approximately Ch$2,689.2 million as of December 31, 2024). This segment offers products and services focused on commercial loans, current accounts, cash management services, debt instruments, foreign trade, derivative contracts and leases, as well as corporate finance transactions.

Treasury and Money Market: The revenue generated by this segment relates to the management of our liquidity and net positions subject to market risks. This segment also includes the results of our securities portfolio, our derivatives positions and currency trading.

Operations through subsidiaries: This segment includes all companies controlled by us whose results are obtained individually by the respective company. As of December 31, 2024, this business segment consisted of:

●	Banchile Administradora General de Fondos S.A.;

●	Banchile Asesoría Financiera S.A.;

●	Banchile Corredores de Seguros Ltda.;

●	Banchile Corredores de Bolsa S.A.;

●	Socofin S.A.; and

●	Operadora de Tarjetas B-Pago S.A.

On July 29, 2024, we established B-Pago, a company owned by Banco de Chile and Banchile Asesoría Financiera, which aims to provide acquiring and processing services for credit and debit cards as part of the four-party model prevailing in Chile. The establishment of B-Pago was approved by the CMF on July 5, 2024.

On April 10, 2025, our Board of Directors resolved, subject to prior authorization from the CMF, to absorb our collection services subsidiary Socofin S.A. through the acquisition of its shares held by Banchile Asesoría Financiera S.A. Consequently, this action will result in the dissolution of Socofin S.A. Furthermore, upon the dissolution of the aforementioned entity, the Bank will assume the status of legal successor and continuer thereof.

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

In order to measure each segment’s financial performance, we use a business segment-based profitability system, which allows us to obtain information for each business segment relative to income, balances, revenues and expenses, among other indicators. This system has been internally developed in order to serve our specific requirements and we continue working to improve it. In addition, business segment information is subject to general internal auditing procedures to ensure its integrity and usefulness for management decision-making.

The financial information used to measure the performance of our business segments is not necessarily comparable with similar information from other financial institutions because it is based on our internal reporting policies. The accounting policies used to prepare our operating segment information are similar to those described in Note 2(a) to our audited consolidated financial statements as of and for the year ended December 31, 2024 included elsewhere in this annual report, except as noted below:

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

Net Income by Business Segment

The following table sets forth income before income tax by business segment in accordance with our internal reporting policies for each of the years ended December 31, 2022, 2023 and 2024:

	For the Year Ended December 31,						% Increase (Decrease)
	2022		2023		2024		2022/2023	2023/2024
	(in millions of Ch$, except percentages)
BANK’S INTERNAL REPORTING POLICIES:
Retail banking	Ch$	766,303	Ch$	637,036	Ch$	706,706	(16.9)%	10.9%
Wholesale banking		717,198		763,493		666,217	6.5	(12.7)
Treasury and Money Market		97,342		19,916		54,867	(79.5)	175.5
Subsidiaries		104,349		97,077		98,007	(7.0)	1.0
Other		–		–		–	–	–
Income before Income tax	Ch$	1,685,192	Ch$	1,517,522	Ch$	1,525,797	(9.9)%	0.5%

Retail Banking

2023 and 2024. Our retail banking segment recorded income before income tax of Ch$706,706 million in 2024, which represented an annual increase of 10.9% or Ch$69,670 million when compared to the Ch$637,036 million recorded in 2023. The annual increase in income before income tax in this segment was mainly the consequence of:

●	An annual increase of Ch$73,186 million or 4.0% in operating revenues, from Ch$1,816,244 million in 2023 to Ch$1,889,430 million in 2024. This increase was primarily sustained by: (i) higher income from loans by Ch$104,813 million or 15.6% in 2024 as compared to 2023, which in turn was especially promoted by growth in income from consumer loans that increased Ch$99,560 million or 26.8% over the same period, as a result of increased average lending spreads and a 4.5% rise in average total loans managed by the segment, which is in line with the recovery evidenced in private consumption that has translated into further demand for installment loans and credit card loans, both bearing higher spreads, (ii) higher contribution of demand deposits managed by this segment to our funding by Ch$58,795 million or 18.1% on an annual basis, which was the result of the combined effect of both increased average volumes that expanded 3.8% in this segment and average margins that increased on the grounds of mid-term interest rates that increased on average, (iii) higher contribution of time deposits by Ch$29,416 million or 65.2%, which was primarily explained by a proactive pricing management based on advanced business analytics that has enabled us to accurately target diverse clusters of customers, and (iv) annual increment of Ch$2,133 million or 0.7% in net fee income, which was mainly steered by growth in fee income from mutual funds and investment funds management. These factors allowed us to offset lower income from interest rate management and term gapping, which is partly allocated to this segment given: (i) lower inflation (measured as UF variation) that adversely affected the contribution of our inflation-indexed exposure; (ii) the end of the FCIC program; and (iii) flattened yield curves given the prevailing levels of short-term interest rates.

●	A slight annual decline of Ch$8,457 million or 2.3% in expected credit losses, under Chilean GAAP, from Ch$373,169 million in 2023, to Ch$364,712 million in 2024. The decrease was primarily explained by: (i) updated provisioning model parameters in December 2023 for the group-based loan portfolio, which set a high comparison base; and (ii) past-due loans (90 days or more) stabilized throughout 2024 in the range of 1.7% to 1.8% in the retail banking segment, which favorably compares to the persistent upward trend seen in the previous year that resulted in higher provisioning.

These effects were partly offset by a slight annual increase of Ch$11,973 million or 1.5% in operating expenses, from Ch$813,634 million in 2023 to Ch$825,607 million in 2024. This change was mainly explained by an annual increment of Ch$11,250 million or 3.4% in administrative expenses due to IT enhancement and internal developments expenses, which are in line with our digital strategy and initiatives we have deployed to improve efficiency and productivity. We believe these initiatives have enabled us to reinforce cost control and process optimization.

2022 and 2023. Our retail banking segment recorded income before income tax of Ch$637,036 million in 2023, which represented an annual decrease of 16.9% or Ch$129,267 million when compared to the Ch$766,303 million recorded in 2022. The annual decrease in income before income tax in this segment was mainly the consequence of:

●	An annual increment of Ch$114,832 million or 16.4% in operating expenses from Ch$698,802 million in 2022 to Ch$813,634 million in 2023, primarily explained by: (i) administrative expenses that increased Ch$53,632 million or 19.7% in 2023 when compared to 2022, which was supported by diverse factors including increased expenses related to fixed-asset maintenance and rentals due to the relocation of part of our ATM’s network as a result of a new partnership with a local retailer, an increment in outsourced services due to higher expenses related to collection services that began to be taxed with VAT, greater IT-related expenses associated with further developments and internal projects in the context of our ongoing digital strategy, higher advertising expenses as a result of commercial campaigns aimed at reinforcing the use of certain lending products, such as credit cards, while supporting the National Rugby team, (ii) personnel expenses that rose Ch$40,299 million or 11.9% on an annual basis due primarily to non-recurrent factors, including the acceleration in the recognition of benefits embedded in former collective bargaining agreements that we negotiated before the expiration date by the end of 2023, greater severance expenses owing to the optimization of our branch network and the cumulative effect of inflation on salaries, (iii) depreciation and amortization expenses that grew Ch$7,793 million or 11.3% in 2023 when compared to 2022, mostly associated with increased amortization of intangible assets in view of internal IT developments and software upgrades, and (iv) other operating expenses that rose Ch$11,344 million or 66.4% on an annual basis mainly on the grounds of higher operational write-offs related to external fraud through credit cards, debit cards and electronic money transfers.

●	An annual rise of Ch$49,806 million or 15.4% in expected credit losses. This annual increment was mainly associated with the expected normalization we witnessed in asset quality metrics, such as past-due loans (90 days or more) that increased from 1.37% in December 2022 to 1.68% in December 2023, which is the consequence of a period of extraordinarily positive payment behavior fostered by temporary excess of liquidity among individuals during 2022. Furthermore, the annual increment in expected credit losses took place despite annual decrease in additional provisions (under internal reporting policies or Chilean GAAP) that are partly allocated to this segment.

The prior effects were partially offset by an annual increase of Ch$35,370 million or 2.0% in operating revenues, from Ch$1,788,469 million in 2022 to Ch$1,823,839 million in 2023. This trend was sustained by a combination of drivers, including: (i) improved income from loans by approximately Ch$75,295 million on an annual basis, particularly fostered by consumer loans for personal banking customers, as consequence of increased average lending spreads and a 6.4% rise in average total loans, (ii) higher margin on time deposits by Ch$29,785 million on an annual basis, primarily on the grounds of improved pricing management and segmentation, (iii) fee income that grew by Ch$25,270 million or 8.4% in 2023 when compared to 2022 supported by increased fees and commissions from transactional services and insurance brokerage, and (iv) higher contribution of demand deposits managed by this segment to our funding by Ch$16,737 million or 5.4%, given interest rates –particularly for shorter terms in local currency– that remained above the levels seen in 2022, on average. These factors allowed us to overcome lower contribution of the inflation-indexed exposure to the net interest income, which is partly allocated to this segment, as a result of the sharp decrease in inflation from 13.3% in 2022 to 4.8% in 2023 (measured as UF variation).

Wholesale Banking

2023 and 2024. Our wholesale banking segment recorded a 12.7% or Ch$97,276 million annual decrease in income before tax, from Ch$763,493 million in 2023 to Ch$666,217 million in 2024. This annual decline was mainly attributable to:

●	An annual decrease of Ch$58,722 million or 6.1% in operating revenues, from Ch$954,944 million in 2023 to Ch$896,222 million in 2024, which was mostly influenced by the impact of lower revenues from interest rate and term gapping, which is partly allocated to this segment, as a result of diverse factors including lower contribution of our inflation-indexed exposure due to an annual decrease in inflation, the end of the FCIC program, and flattened yield curves, among others. This factor was partly compensated by: (i) higher contribution of demand deposits managed by the segment to our cost of funds by Ch$22,736 million or 7.8%, mostly associated with average demand deposit balances managed by the segment that increased 10.3% in 2024 as compared to 2023, which compensated a slight decrease in margins due to the decrease in short-term interest rates, and (ii) an annual increment in fee income by Ch$15,361 million or 27.0% on an annual basis, which was primarily associated with the trends followed by the increases in net fees from contingent loans, trade finance and cash management services.

●	An annual increase of Ch$35,197 million in expected credit losses, under Chilean GAAP, from a net risk release of Ch$9,164 million in 2023 to a net risk charge of Ch$26,033 million in 2024. This annual increase was mainly explained by the effect of lower-than-normal expected credit losses in 2023 as a result of asset quality improvements experienced by several customers that participate in certain industries, such as construction, real estate, and transportation, that strengthened their financial condition by the end of 2023. In turn, during 2024 certain customers experienced worsening business environments in their industries, leading to a deterioration in their risk profiles.

2022 and 2023. Our wholesale banking segment recorded a 6.5% or Ch$46,295 million annual increase in income before tax, from Ch$717,198 million in 2022 to Ch$763,493 million in 2023.

This annual increase was mainly attributable to the sharp decrease of Ch$112,909 million or 108.8% in expected credit losses, from a net risk charge of Ch$103,745 million in 2022 to a net risk release of Ch$9,164 million in 2023. This decline was mainly attributable to: (i) no additional allowances set in 2023 as compared to an amount of Ch$160,000 million established in 2022, which was partly allocated to this segment, and (ii) asset quality improvements in customers participating in industries served by this segment that strengthened their financial condition throughout 2023 on the grounds of enhanced business fundamentals and reduced uncertainty, which had been downgraded in 2022 due to both market and regulatory dynamics affecting their business activity.

This effect was partly offset by:

●	An annual decrease of Ch$53,804 million or 5.3% in operating revenues, from Ch$1,008,748 million in 2022 to Ch$954,944 million in 2023, which was mostly influenced by the already mentioned impact of lower inflation on our inflation-indexed exposure that is partly allocated to this segment, which resulted in a decline of Ch$82,147 million or 9.5% in net interest income on an annual basis. In turn, this factor was to some extent counterbalanced by: (i) higher contribution of demand deposits managed by the segment to our cost of funds by Ch$64,694 million or 28.4% largely on the grounds of higher interest rates, on average, in 2023 when compared to 2022, particularly fostered by demand deposits in foreign currency, and (ii) increased fee income by Ch$6,797 million or 9.3% on an annual basis.

●	An annual rise of Ch$12,809 million or 6.8% in operating expenses, from Ch$187,806 million in 2022 to Ch$200,615 million in 2023. This surge was primarily due to: (i) personnel expenses that grew Ch$8,427 or 8.2% on an annual basis, as a result of the cumulative inflation effect on salaries and other non-recurrent effects, such as the acceleration in the recognition of benefits provided through former collective bargaining agreements as we anticipated negotiations with some of our unions, which coupled with increased severance expenses as a result of organizational restructuring, (ii) administrative expenses that rose Ch$7,898 or 11.9% on an annual basis, primarily given higher IT-related expenses produced by technological improvements for wholesale banking platforms and solutions.

Treasury and Money Market

2023 and 2024. Our Treasury and Money Market segment posted an increase of Ch$34,951 million, or 175.5%, on an annual basis before income tax, from Ch$19,916 million in 2023 to Ch$54,867 million in 2024. This increase was mainly attributable to an annual increase of Ch$38,538 million or 172.9% in operating revenues from Ch$22,292 million in 2023 to Ch$60,830 million in 2024, which in turn was caused by:

●	Higher income from the management of the debt securities desk by Ch$35,993 million in 2024 when compared to 2023, mostly attributable to a comparison base effect due to the steady surge in local interest rates in the second half of 2023, which resulted in negative fair value adjustments. We profited from favorable interest rate changes due to: (i) positive marking-to-market in fixed-income securities denominated in local currency given auspicious changes in market factors in 2024; (ii) a less challenging funding cost due to the decrease of the monetary policy interest rate from 8.25% to 5.0%; and (iii) proactive management of our offshore fixed-income portfolio in 2024 that enabled us to profit from favorable interest rate changes.

●	An annual increase of Ch$2,556 million in operating revenues from the management of our trading desk, driven by the effect of favorable changes in the nominal short-term interest rates on both derivatives and the funding cost of fixed-income positions, particularly during the first half of 2024, which was partly offset by higher valuation adjustments or XVAs due to changes in probabilities of default.

These effects were partly offset by an annual increase of Ch$3,763 million in the impairment of financial assets (including instruments measured at both fair value through other comprehensive income and amortized cost) due to higher probabilities of default in 2024 for some counterparties belonging to the local financial sector.

2022 and 2023. Our Treasury and Money Market segment posted a decrease of Ch$77,426 million, or 79.5%, on an annual basis before income tax, from Ch$97,342 million in 2022 to Ch$19,916 million in 2023.

The annual performance shown by our Treasury and Money Market segment had to do with a marked change in market factors, particularly in inflation and interest rates. Therefore, the lower income before income tax was primarily explained by a decrease of Ch$87,898 million or 79.8% in operating revenues that was, in turn, the result of:

●	Lower net financial income from the management of our investment portfolio by Ch$41,506 million on an annual basis, from a net gain of Ch$15,174 million in 2022 to a net loss of Ch$26,332 million in 2023. This change was mainly supported by: (i) the steady upward trend shown by local interest rates –particularly in UF– until October 2023, which adversely affected the fair value of fixed-income securities, (ii) funding costs that remained high, as a result of short-term nominal interest rates that stayed at higher-than-normal levels all though the year, and (iii) inflation that declined from 13.3% in 2022 to 4.8% in 2023 (measured as UF variation) that reduced the inflation-indexation income of part of our investment portfolio.

●	Lower revenues from our trading desk by Ch$22,484 million or 52.7% on an annual basis, from Ch$42,648 million in 2022 to Ch$20,163 million in 2023. This trend was largely explained by a comparison base effect, given increased volatility that benefited the marking-to-market of trading positions in 2022, together with increased charges of CVA/DVA for derivatives in 2023. Likewise, throughout 2023, trading positions were adversely impacted by short-term nominal interest rates that remained at higher-than-normal levels, which resulted in increased cost of funds for positions with shorter maturities, such as trading ones.

●	The lower contribution of the inflation-indexed exposure to the net interest income, which is partly allocated to this segment, as a result of the sharp decrease in inflation from 13.3% in 2022 to 4.8% in 2023 (measured as UF variation).

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

Operations through Subsidiaries

2023 and 2024. Our subsidiaries recorded income before income tax of Ch$98,007 million for the year ended December 31, 2024, representing an increase of 1.0% or Ch$930 million on an annual basis when compared to the Ch$97,077 million reached in 2023. This annual increase in income before income tax was mainly attributable to:

●	An annual increase of Ch$9,139 million or 25.3% in income before income tax earned by our mutual funds subsidiary, which was mainly explained by: (i) an annual increase of Ch$13,088 million in operating revenues, largely attributable to higher fee income earned on the grounds of an annual growth of 38.1% in average assets under management (AUM). The expansion in average AUM was based on new fixed-income funds launched by our mutual funds and investment funds management subsidiary, which seek to offer former Bank’s time deposit holders a wider portfolio, as they are now seeking to benefit from both the actual and the expected changes in local interest rates by investing in both fixed-income funds and equity funds as well.

●	An annual growth of Ch$2,051 million in income before income tax earned by our collection services subsidiary (Socofin), from a negative bottom line of Ch$554 million in 2023 to a positive net result of Ch$1,497 million in 2024. This annual change was primarily due to additional fee income of Ch$2,980 million in 2024 compared to 2023.

These factors were partly offset by:

●	An annual decrease of Ch$4,596 million or 34.2% in income before tax earned by our insurance brokerage, from Ch$13,432 million in 2023 to Ch$8,837 million in 2024. This annual decline was explained by two main effects: (i) an annual decline of 3.0% in average written premiums because of changes in the dynamics of property and casualty insurance business linked to residential mortgage loans and lower dynamism in the non-credit related insurance business, and (ii) an increase in the reimbursement of non-accrued insurance premiums due to credit prepayment that resulted from the decline in local interest rates. Accordingly, fee income earned by this subsidiary decreased by Ch$5,616 million in 2024 as compared to 2023.

●	An annual decline of Ch$2,800 million or 6.2% in income before tax from our stock brokerage subsidiary, from Ch$45,093 million in 2023, to Ch$42,294 million in 2024. This decrease is mainly related to greater administrative expenses that increased Ch$5,095 million in 2024 as compared to 2023, primarily because of further expenses associated with IT projects carried out in 2024 that pursued to enhance the company’s technological infrastructure. The increase in the cost base was partially offset by an annual increment of Ch$2,296 million or 2.4% that was primarily steered by higher fee income on the grounds of a 7.3% increment in stock trading turnover in 2024 when compared to 2023.

●	An annual decrease of Ch$2,788 million in income before tax from our financial advisory subsidiary, from Ch$2,984 million in 2023 to Ch$196 million in 2024. This annual decline was largely explained by subdued business activity in 2024, following a similar trend to the previous year. On the whole, subdued macroeconomic performance, together with political and economic uncertainty, has resulted in lower dynamism in the local capital markets, affecting income generation for our subsidiary.

2022 and 2023. Our subsidiaries recorded income before income tax of Ch$97,077 million for the year ended December 31, 2023, representing a 7.0%, or a Ch$7,272 million, decrease when compared to the Ch$104,349 million reached in 2022. This annual decline in income before income tax was mainly attributable to:

●	An annual decrease of Ch$3,578 million or 7.4% in income before income tax earned by our securities brokerage subsidiary, primarily due to: (i) operational expenses that increased Ch$4,142 million or 8.6% on an annual basis, as a consequence of greater IT-related expenses and the recognition of cumulative inflation on salaries that resulted in higher personnel expenses, and (ii) an annual decrease of Ch$2,831 million or 6.1% in net fees and commissions, which was mostly explained by an annual decline of 5.0% in stock trading turnover, given the change in investors’ preferences toward fixed-income securities in view of the expected downward correction in interest rates. These effects were partially offset by an annual increase of Ch$2,941 million or 6.2% in net financial income from the management of the subsidiary’s trading portfolio, particularly associated with the impact of favorable changes in interest rates, particular for shorter terms, by the end of the year.

●	Lower income before income tax of our mutual funds subsidiary by Ch$3,206 million or 8.2% on an annual basis. This change had mainly to do with: (i) an annual decrease of Ch$1,785 million, 2.7% in operating revenues, largely explained by a Ch$2,365 million or 3.8% decline in fee-based income, since investors moved from equity funds to fixed-income funds with the pursuit of benefiting from the expected downward correction in interest rates, which resulted in a change in the portfolio mix that translated into lower margins as fixed-income funds bear lower commissions, and (ii) higher operating expenses by Ch$1,420 million or 5.3% on an annual basis, largely due to an increase in administrative expenses, which in turn were mainly steered by further IT-related costs resulting from internal developments and improvements to technological platforms.

●	An annual decline of Ch$3,032 million or 50.4% in income before income tax of our financial advisory subsidiary, which was principally explained by lower business activity in 2023, in mergers, acquisitions and bond placements, in connection with subdued economic growth and, particularly, the annual contraction in private investment. These trends were primarily fostered by social, political and economic uncertainty that resulted in lower dynamism in the local capital markets.

●	Lower income before income tax of Ch$1,295 million in our collection services subsidiary, which was fully explained by higher personnel expenses, in line with the impact of cumulative inflation on salaries and expenses associated with the collective bargaining process negotiated in advance.

These factors were partly offset by an annual increase of Ch$3,839 million or 40.0% in income before income tax in our insurance brokerage subsidiary, which was primarily prompted by an annual increment of Ch$6,398 million or 22.4% in operating revenues that was largely fostered by increased fee income generated by both the recovery evidenced in consumer loans and the enhancement of the non-credit related insurance business, all of which translated into a 14.2% annual growth in written premiums managed by the subsidiary. This positive effect was partially offset by an annual rise of Ch$2,559 million or 13.7% in operating expenses, explained by: (i) higher personnel expenses due to the effect of inflation on salaries and also the impact of collective bargaining agreements, and (ii) an increase in administrative expenses related to higher expenses related to external advisory and other general expenses.

Summary of Differences between Internal Reporting Policies and IFRS

We prepare our business segments’ financial information in accordance with our internal reporting policies, which differ in certain significant aspects from IFRS. The following table sets forth net income and equity for the years ended December 31, 2022, 2023 and 2024 in accordance with our internal reporting policies and under IFRS:

	Year Ended
	December 31, 2022		December 31, 2023		December 31, 2024
	(in millions of Ch$)
Income before income tax (Internal Reporting Policies)	Ch$	1,685,192	Ch$	1,517,522	Ch$	1,525,797
Reconciliation to IFRS		49,818		178,619		56,280
Income before income tax (IFRS)		1,735,010		1,696,141		1,582,077
Net income (Internal Reporting Policies)		1,409,435		1,243,635		1,207,392
Reconciliation to IFRS		36,366		130,392		41,084
Net income (IFRS)		1,445,801		1,374,027		1,248,476
Equity (Internal Reporting Policies)		4,858,327		5,237,285		5,623,001
Reconciliation to IFRS		573,110		844,660		881,895
Equity (IFRS)	Ch$	5,431,437	Ch$	6,081,945	Ch$	6,504,896

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

The main difference between Chilean GAAP and IFRS 9 regarding loan loss allowances is that loan loss allowances under Chilean GAAP are calculated using expected loss models based on specific guidelines set by the CMF, which in turn are based on an expected losses approach. Additionally, if approved by the Board, a bank would be allowed to establish additional (voluntary) provisions to cover credit risk of non-predictable economic changes that could affect the macro-economic environment or a specific economic sector. Under IFRS 9 “Financial instruments,” allowances for loan losses are calculated based on the “expected credit losses” models. The CMF has not yet adopted IFRS 9 for banks and therefore we have adjusted our financial statements to fully comply with IFRS standards. The most significant impact of IFRS 9 on the Bank’s financial statements arises from the impairment requirements on credit risk matters. As a result of these differences in accounting policies, our net income under IFRS was Ch$70,450 million higher, Ch$102,373 million higher and Ch$33,359 million higher than our internally (or Chilean GAAP) reported net income in 2022, 2023 and 2024, respectively. The impact on equity was Ch$656,070 million higher, Ch$758,443 million higher, and Ch$791,802 million higher than our internally (or under Chilean GAAP) reported equity in 2022, 2023 and 2024, respectively.

●	Provisions for country risk and for contingent loan risk

Under Chilean GAAP, the Bank provisions for country risk cover the risk taken when holding with or committing resources to any foreign country. These allowances are established according to country risk classifications established by the CMF and therefore are not in accordance with IFRS as issued by the IASB. The Bank has adjusted its financial statements accordingly.

Under Chilean GAAP, the Bank has established allowances related to the undrawn available credit lines and contingent loans in accordance with the CMF. With the adoption of IFRS 9, provisions for contingent loans are calculated based on expected credit losses. As a result of these accounting policies differences, our net income under IFRS was Ch$47,049 million lower, Ch$57,699 million and Ch$8,465 million higher than our net income reported under internal reporting policies (or Chilean GAAP) in 2022, 2023, and 2024, respectively. The impact on equity was Ch$86,112 million lower, Ch$28,413 million lower, and Ch$19,948 million lower than our internally reported equity in 2022, 2023, and 2024, respectively.

Other differences that do not materially impact our financial statements:

●	Business Combination

Under internal reporting policies, our merger with Citibank Chile was accounted for under the pooling of interest method, while under IFRS, and for external financial reporting purposes, the merger of the two banks was accounted for as a business combination in which we were the acquirer as required by IFRS 3 “Business Combinations.” Under IFRS 3, we recognized all acquired net assets at fair value as determined at the acquisition date, as well as the goodwill resulting from the purchase price in excess of net assets recognized. This accounting difference did not have impact on results for 2022, 2023 and 2024. However, the impact on equity (associated with results recognized before 2020) was Ch$33,410 million in 2022, 2023 and 2024.

●	Provision for mandatory dividends

Chilean banks are required by the Chilean Corporations Law to distribute at least 30% of their net income to shareholders unless the shareholders unanimously approve the retention of profits. A bank may, however, according to the General Banking Act, be prohibited from distributing dividends to shareholders, even those representing the mandatory 30% of its net income, if such distribution would cause the bank to violate certain statutory capital requirements. Under our internal reporting policies (Chile GAAP) and as approved by shareholders, we record a minimum dividend allowance of at least 60% of the period’s net distributable income, as permitted by the CMF. Under IFRS, only the mandatory portion of dividends as required by the Chilean Corporations Law must be recognized (i.e., 30%). This accounting difference does not lead to differences in net income. However, due to this difference our equity under IFRS was Ch$97,328 million higher, Ch$238,859 million higher and Ch$235,010 million higher than our internally (or Chilean GAAP) reported equity in 2022, 2023 and 2024, respectively.

●	Assets Received in Lieu of Payment

The Compendium of Accounting Standards for Banks, as issued by the CMF, requires that the assets received in lieu of payments are measured at historical cost or fair value, less cost to sell, if lower, on a portfolio basis and written off if not sold after a certain period of time in accordance with specific guidelines established by the CMF. Under IFRS, these assets are deemed non-current assets held for sale and their accounting treatment is set by IFRS 5 “Non-Current Assets Held for Sale and Discontinued Operations.” In accordance with IFRS 5 these assets are measured at historical cost or fair value, less cost to sell, if lower. Accordingly, under IFRS these assets are not written off unless they are impaired. As a result of this accounting policy difference, our net income was Ch$2,844 million higher, Ch$339 million lower and Ch$6,007 million higher than our internally (or under Chilean GAAP) reported net income in 2022, 2023 and 2024, respectively. This resulted in an equity increase under IFRS of Ch$2,905 million, Ch$2,566 million and Ch$8,573 million in 2022, 2023 and 2024, respectively, from the equity accounted under internal reporting policies (or Chilean GAAP).

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

The Bank records, when appropriate, deferred tax assets and liabilities for the estimated future tax effects attributable to differences between the carrying amount of assets and liabilities and their tax bases. All of the aforementioned differences had an impact on deferred taxes, which resulted in net income under IFRS that was Ch$13,452 million higher, Ch$48,227 million higher and Ch$15,196 million higher than our internally (or under Chilean GAAP) reported net income in 2022, 2023 and 2024, respectively. The impact of these adjustments resulted in lower equity under IFRS by Ch$179,219 million, Ch$219,412 million and Ch$234,608 million in 2022, 2023 and 2024, respectively.

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

Trading Liquidity Risk Management

We believe that holding debt instruments with deep secondary markets ensures trading liquidity. Central Bank and Government instruments and short-term certificates of deposits issued by banks have these characteristics. These kinds of instruments are held in our trading portfolio while comprising a portion of our portfolio of financial instruments measured at fair value through other comprehensive income as well. In addition, mortgage bonds issued by banks resident in Chile, as well as corporate bonds are also part of our portfolio of financial instruments measured at fair value through other comprehensive income.

Even though mortgage and corporate bonds show much less trading liquidity than Central Bank and Government fixed-income instruments, the former may be sold to the Central Bank under repurchase agreements. Government instruments and short-term certificates of deposits issued by banks can also be sold to the Central Bank under repurchase agreements.

Funding Liquidity Risk Management

Diversifying funding sources and avoiding a concentration of large fund providers or funding maturity dates are means to enhance funding liquidity. We diversify our funding through the establishment of triggers that monitor concentrations of funding sources, maturities, currencies, etc. The aggregation of significant fund providers by currency is monitored as a percentage of our current liabilities.

Our funding strategy aims to satisfy our customers’ needs by enhancing our product offering while maintaining a prudent liability diversification profile in terms of currencies and maturities. For that reason, we are focused on broadening the current core and diversified funding obtained through the retail banking business. In addition, we are issuing either senior or subordinated bonds from time to time in order to match both the liquidity and the interest rate risk generated by our long-term loans.

In addition to our own metrics in place to monitor liquidity, the Central Bank and the CMF have established regulations regarding liquidity adequacy, which include minimum reserve requirements for demand and time deposits, minimum “technical” reserve requirements for demand deposits and regulatory thresholds for both, the liquidity coverage ratio (“LCR”) and net stable funding ratio (“NSFR”).

The Central Bank has established a minimum reserve requirement of 9.0% for demand deposits and 3.6% for time deposits. The reserve requirement must be complied with separately by currency (Chilean Peso and foreign currencies). In addition, we are subject to a “technical” reserve requirement for demand deposits applicable to all banks that operate in Chile. The daily balance of deposits and obligations payable on demand, except for obligations with other banks, may not exceed 2.5 times the amount of the bank’s Regulatory Capital (or Total Capital). Chilean banks are not required, however, to maintain the minimum reserves referred to above for deposits and obligations subject to this “technical” reserve. In terms of liquidity metrics, the Central Bank requires banks to comply with LCR and NSFR limits of 100% and 80% as of December 31, 2024 (90% for NSFR as of the date of this annual report), as well as a limit of one time the Common Equity Tier 1 Capital for the net foreign currency outflows over a 30-day period as measured by the C46 index.

For more information, see “Item 4. Information on the Company—Regulation and Supervision—Reserve Requirements”, “Item 4. Information on the Company—Regulation and Supervision—Liquidity Risk Regulations” and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources— Regulatory Liquidity Requirements.”

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

The following are the key drivers our Treasury evaluates in order to determine our ability to meet our cash requirements for the next fiscal year:

●	Balance sheet growth expected in the business plan for the next fiscal period, which is mainly associated with growth in loans to customers, loans and advances to banks, internal and regulatory liquidity and positions to be taken in securities measured at fair value through profit and loss statement (trading securities), securities measured at fair value through other comprehensive income, securities measured at amortized cost and any purchase or investment in fixed-assets or affiliates.

●	Expected growth in demand deposits for the next fiscal period, including the reserve requirements and technical reserves, if any, that may be required for forecasted balances.

●	Expected growth in time deposits for the next fiscal period, including reserve requirements.

●	Scheduled maturity of medium-term and long-term financial assets and liabilities.

●	Maximum participation that local pension funds could be expected to invest in Banco de Chile’s long-term bonds, based on their historical highest participation in Banco de Chile’s securities and the regulatory limits that pension funds managers are subject to per type of fund, considering funds C, D, E of the pension fund system, which are more oriented to fixed-income securities.

●	Maximum participation that local mutual funds have reached in Banco de Chile’s long-term bonds.

●	The unused amount of long-term debt programs in Chile or abroad by which we are able to raise funding effectively and on a timely basis.

For more information on our liability structure, see “Item 5. Liquidity And Capital Resources—Borrowings, Off-Balance Sheet Arrangements and Tabular Disclosure of Contractual Obligations” below.

Regulatory Liquidity Requirements

Chilean regulations also require that the expected outflows within the following 30 days not exceed the amount of a bank’s Basic Capital (or CET1 capital) and the expected outflows within the following 90 days not exceed twice the amount of a bank’s Basic Capital. Expected outflows may include behavioral assumptions and they have to be computed separately by currency. Such report is called the C46 index.

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

As of December 31, 2024, our LCR and NSFR were 214% and 120%, respectively, on a consolidated basis. Accordingly, we were fully in compliance with the prevailing regulatory requirements.

Likewise, in the most recent amendment to Chapter III.B.2.1 of the Compendio de Normas Financieras the Central Bank also established that banks are required to carry out an Internal Liquidity Adequacy Assessment Process (“ILAAP”). The final rules associated with ILAAP were published on January 16, 2023, based on which we submitted such report to the CMF for first time in April 2023, on a summarized basis, as permitted by the regulation.

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

Mandatory metrics requested by the CMF and internal metrics developed by us utilizing internal models are prepared on a daily basis by the Financial Control of Treasury and Capital Area, which reports to the CFO. These reports are submitted on a daily basis as well to the Market Risk Area and the Treasury Division, which are in charge of overseeing and managing our liquidity, respectively. The finance, international and market risk committee also monitors these metrics on a monthly basis. For further information on the committee, see “Item 6. Directors, Senior Management and Employees—Board Practices—Governance Practices—Finance, International and Market Risk Committee.”

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

	For the Year Ended December 31,
	2022		2023		2024
		(in millions of Ch$)
Net cash provided by (used in) operating activities	Ch$	128,612	Ch$	1,725,787	Ch$	3,694,137

2023 and 2024. Net cash from operating activities recorded an increase from a net inflow of Ch$1,725,787 million in 2023 to a net inflow of Ch$3,694,137 million in 2024. The annual change of Ch$1,968,350 million was mostly explained by: (i) a net annual decrease of Ch$2,193,563 million in cash outflows related to loans and advances to banks, which in turn was mainly driven by both a local reference rate remained well above the neutral interest rate in 2023, making these deposits attractive from a profitability point of view, and the liquidity surplus we had in 2023 due to the FCIC funding. However, both factors came to an end with the termination of the FCIC funding and the gradual convergence of the monetary policy interest rate to the neutral level, which reduced the appetite for these overnight deposits with the Central Bank during 2024; (ii) lower cash outflows related to fixed-income held-for-trading securities by Ch$1,683,057 million, given the same drivers in relation to the evolution of short-term interest rates and the end of the FCIC funding, for which we had to disinvest in this kind of securities; and (iii) the annual increase of Ch$1,002,596 million in the cash inflow linked to demand deposits and current accounts that increased 7.0% in year-end balances on an annual basis, which replaced time deposits balances. These effects were partly counterbalanced by: (i) a net annual decrease of Ch$2,455,968 in net inflow from time deposits, mostly driven by the annual reduction in short-term interest rates that negatively affected the appetite for this investment choice, and (ii) an annual increase of Ch$621,866 million in the cash outflow associated with loans to customers, as reflected by year-end loan balances increasing 3.3% in 2024 as compared to the 2.5% increment of 2023.

2022 and 2023. Net cash from operating activities recorded an annual increase of Ch$1,597,175 million increase from a net inflow of Ch$128,612 million in 2022 to a net inflow of Ch$1,725,787 million in 2023. The annual change was principally explained by: (i) a lower decrease in the net inflow from demand deposits from a net outflow of Ch$4,951,976 million in 2022, given the sharp decline in demand deposits balances due to the sharp upward trend adopted by short-term interest rates and increased inflation, which discouraged depositors to maintain savings in the form of demand deposits, when compared to a net outflow of Ch$59,946 million in 2023 based on total demand deposits balances that remained mainly flat on an annual basis, when looking at year-end balances as of December 2022 and as of December 2023, and (ii) a net annual decrease of Ch$556,932 million in the outflow associated with both loans granted to customers and advances to banks from a net outflow of Ch$1,811,097 million in 2022 to a net outflow of Ch$1,254,165 million in 2023, which is aligned with a subdued economic growth that resulted in a slowdown in lending activity. These factors were to some extent offset by: (i) a net annual decrease of Ch$3,741,555 million in the inflow from time deposits, from a net inflow of Ch$5,029,582 million in 2022 to net inflow of Ch$1,288,027 million in 2023, which was principally caused by a slowdown in the time deposits that grew 8.5% on an annual basis in 2023 in comparison with 54.9% on an annual basis in 2022, all fostered by the downward trend adopted by both inflation and the monetary policy interest rate over the second half of 2023, particularly in the local market, and (ii) an annual increase of Ch$488,056 million in the outflow associated with taking positions in trading fixed-income securities from a net inflow of Ch$432,800 million in 2022 (lowered positions) to a net outflow (increased positions) of Ch$55,256 million in 2023, which was primarily associated with lowered positions in Central Bank’s notes in 2022 used for liquidity purposes and a portfolio that remained stable over the year in order to address both liquidity requirements and expectations on decreasing interest rates.

	For the Year Ended December 31,
	2022		2023		2024
	(in millions of Ch$)
Net cash provided by (used in) investing activities	Ch$	(847,815)	Ch$	(346,500)	Ch$	2,028,804

2023 and 2024. Our cash flows used in investing activities recorded an annual increase of Ch$2,375,304 million, from a net outflow of Ch$346,500 million in 2023 to a net inflow of Ch$2,028,804 million in 2024. The higher net use of cash flow in investing activities was principally the consequence of: (i) a net annual increase of Ch$1,353,584 million in the inflow related to disinvestments in fixed-income securities measured at fair value through other comprehensive income, from a net inflow of Ch$257,613 million in 2023 to a net inflow of Ch$1,611,197 million in 2024, as a result of an annual drop in year-end balances in 2024 when compared to a year ago given both the liquidation of certain fixed-income positions and the scheduled maturity of government bonds that were not renewed (or were reinvested in fixed-income securities measured at amortized cost) in order to repay the FCIC obligation with the Central Bank that expired in July 2024, and (ii) a net annual decrease of Ch$999,968 million in the net outflow of positions taken in fixed-income securities measured at amortized cost, given the same aforementioned factors related to the liquidation of fixed-income positions in liquidity deposits provided by the Central Bank in order to fulfill our FCIC obligation with the Central Bank.

2022 and 2023. Our cash flows used in investing activities recorded a decrease of Ch$501,513 million from a net outflow of Ch$847,815 million in 2022 to a net outflow of Ch$346,500 million in 2023. The lower use of cash flow in investing activities was principally the consequence of a net annual decrease of Ch$1,006,138 million in the outflow associated with taking further positions in fixed-income securities measured at fair value through other comprehensive income, from a net outflow (increased positions) of Ch$748,525 million in 2022 to a net inflow (lowered positions) of Ch$257,613 million in 2023, mainly as a result of scheduled maturity of certain instruments issued by the Chilean Central Bank and the Chilean Government, which were replaced by positions in other financial securities in order maintain an adequate liquidity position while addressing requirements from the Central Bank in order to be poised for the repayment FCIC obligation with the Central Bank. This factor was partially offset by a net annual increase of Ch$499,888 million in the outflow generated by taking positions in fixed-income securities measured at amortized cost, from a net inflow (lowered positions) of Ch$6,257 million in 2022, explained by no further positions taken in 2022 and the income received from the effect of inflation on balances, to a net outflow (increased positions) of Ch$493,631 million in 2023, which was principally explained by positions taken in liquidity deposits provided by the Central Bank by the end of 2023, in order to facilitate the repayment process of the FCIC obligation with the Central Bank during 2024.

	For the Year Ended December 31,
	2022		2023		2024
		(in millions of Ch$)
Net cash provided by (used in) financing activities	Ch$	(161,803)	Ch$	(1,556,020)	Ch$	(5,614,179)

2023 and 2024. The net cash used in financing activities increased Ch$4,058,159 million, from a net outflow of Ch$1,556,020 million in 2023 to a net outflow of Ch$5,614,179 million in 2024. This annual increase in the outflow associated with financing activities was mainly caused by: (i) an annual increase of Ch$4,348,400 million in net outflow related to borrowings from the Central Bank, which was entirely explained by the full repayment of the FCIC funding with the Central Bank according to the scheduled maturity of this obligation, and (ii) an annual decline of Ch$211,842 million in net inflow related to proceeds from bond issuances, based on lower funding needs for longer terms. These effects were moderately counterbalanced by: (i) an annual decrease of Ch$365,425 million in net outflow due to payments of interest and capital on long-term bonds issued by us, or redemption of bond issuances, given the maturity profile of our long-term funding structure and lower bond issuances in the last three years, (ii) an annual increase of Ch$133,840 million in net inflow from obligations with foreign banks, resulting from the annual increase of 32.7% in trade finance loans in 2024, which compared to a 19.0% annual increment in 2023, and (iii) an annual decrease of Ch$50,997 million in the amount of dividends distributed to our shareholders in 2024, explained by both lower net income in 2023 when compared to 2022, and lower payout ratio on the net distributable income earned during the previous year from 100% in 2023 to 80% in 2024.

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

Asset and Liability Management

Our asset and liability management policy aims to maximize net interest income, return on assets and average equity in light of interest rate, liquidity and foreign exchange risks, within the limits of Chilean banking regulations and our internal risk management policies. Subject to these constraints, we may from time to time take mismatched positions as to interest rates or, in certain limited circumstances, foreign currencies when justified, in our view, by market conditions and prospects, and subject to our asset and liability management policies. Our board of directors determines our asset and liability policies. See Note 44 to our audited consolidated financial statements as of and for the year ended December 31, 2024 included elsewhere in this annual report.

Borrowings by Type of Liability and Terms

The following table presents the maturities of each borrowing category for the indicated year.

	As of December 31, 2023						As of December 31, 2024
	Long-term		Short-term		Total		Long-term		Short-term		Total
	(in millions of Ch$)
IFRS:
Borrowings from financial institutions:
Central Bank credit lines for renegotiation of loans	Ch$	–	Ch$	–	Ch$	–	Ch$	–	Ch$	–	Ch$	–
Other borrowings from the Central Bank		–		4,348,581		4,348,581		–		–		–
Borrowings from domestic financial institutions		–		–		–		–		–		–
Borrowings from foreign institutions		26,620		985,514		1,012,134		–		1,103,468		1,103,468
Debt issued:
Senior Bonds		8,162,941		1,110,618		9,273,559		8,515,921		1,173,298		9,689,219
Commercial papers		–		85,062		85,062		–		–		–
Subordinated bonds		925,086		114,728		1,039,814		954,970		113,909		1,068,879
Mortgage finance bonds		572		872		1,444		412		438		850
Other financial obligations		–		339,305		339,305		–		284,479		284,479
Total other interest-bearing liabilities	Ch$	9,115,219	Ch$	6,984,680	Ch$	16,099,899	Ch$	9,471,303	Ch$	2,675,592	Ch$	12,146,895

The Bank was in material compliance with all its debt instruments during 2023 and 2024.

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

In the context of the COVID-19 pandemic, the Central Bank provided lending facilities for all banks holding commercial or consumer loans on their balance sheet, conditional on the increase in loan balances (FCIC). For more information see “Item 5. Operating and Financial Review and Prospects—Trend Information.” On July 1, 2024, the last tranche of the FCIC program expired and was fully paid off by us on that date.

Borrowings from Foreign Financial Institutions

We have short- and long-term borrowings from foreign banks. These loans are denominated in foreign currency and are used to fund our foreign trade loans and carried an average nominal interest rate of 5.27% in the year ended December 31, 2024. The outstanding maturities of these borrowings as of December 31, 2024 were, as follows:

As of December 31, 2024
(in millions of Ch$)
IFRS:
Due within 1 year	Ch$	1,103,468
Due after 1 year but within 2 years		–
Due after 2 years but within 3 years		–
Due after 3 years but within 4 years		–
Due after 4 years but within 5 years		–
Due after 5 years		–
Total foreign borrowings	Ch$	1,103,468

Senior Long-Term Bonds

Our bonds are primarily denominated in local currency, mainly in UF, and, to a lesser extent, in foreign currencies, including Swiss francs (CHF), Hong Kong dollar (HKD), Japanese Yen (JPY), U.S. Dollar (USD), Euros (EUR), Peruvian sol (PEN), Norwegian krone (NOK), Mexican pesos (MXN) and Australian dollar (AUD).

As of December 31, 2024, bonds denominated in local currency, with semi-annual interest and principal, accounted for Ch$7,719,092 million, all denominated in UF, with a weighted average annual interest rate of 2.51%. As of the same date, bonds denominated in foreign currency, most of them with annual interest and principal payments, amounted to Ch$1,970,127 million and carried an average annual interest rate of 3.11% (excluding the effect of exchange rate adjustments). In general, long-term bonds, denominated in both local and foreign currency, are intended to finance loans that had a maturity of more than one year.

The maturities of bonds denominated in local currency (Ch$ or UF) as of December 31, 2024 were:

	As of December 31, 2024
	(in millions of Ch$)
IFRS:
Due within 1 year	Ch$	1,005,816
Due after 1 year but within 2 years		1,174,075
Due after 2 years but within 3 years		961,421
Due after 3 years but within 4 years		954,051
Due after 4 years but within 5 years		851,139
Due after 5 years		2,772,590
Total bonds	Ch$	7,719,092

During 2024, we issued bonds denominated in UF for an amount equivalent to Ch$932,204 million at a weighted average real interest rate of 3.28% and tenors in the range of 1 to 20 years.

We did not carry out any issuance of long-term bonds denominated in Chilean pesos during 2024.

The maturities of bonds denominated in foreign currency as of December 31, 2024 were:

	As of December 31, 2024
	(in millions of Ch$)
IFRS:
Due within 1 year	Ch$	167,482
Due after 1 year but within 2 years		–
Due after 2 years but within 3 years		442,436
Due after 3 years but within 4 years		140,289
Due after 4 years but within 5 years		97,977
Due after 5 years		1,121,943
Total bonds	Ch$	1,970,127

During 2024 we issued bonds denominated in foreign currency for an amount equivalent to Ch$52,385 million at a weighted average interest rate of 4.22% and a term of 10 years.

Commercial paper

As of December 31, 2024, we did not have outstanding commercial paper balances.

In May 2024, we issued commercial paper in an amount of Ch$28,049 million, bearing an average interest rate of approximately 5.46%, which expired before December 31, 2024.

Subordinated Bonds

As of December 31, 2024, our outstanding subordinated bonds were denominated in UF. Payments of interests and principal are generally due on a semiannual basis and the discount on the issuance is amortized over the life of the bond. As of December 31, 2024, we had an outstanding balance of Ch$1,068,879 million in subordinated bonds, bearing an effective weighted average real interest rate of 3.23% taking into consideration the discount at issuance.

Subordinated bonds are also intended to finance loans having a maturity of more than one year. As of December 31, 2024, the maturities of subordinated bonds were:

	As of December 31, 2024
	(in millions of Ch$)
IFRS:
Due within 1 year	Ch$	113,909
Due after 1 year but within 2 years		8,346
Due after 2 years but within 3 years		5,168
Due after 3 years but within 4 years		5,504
Due after 4 years but within 5 years		5,861
Due after 5 years		930,091
Total subordinated bonds	Ch$	1,068,879

During 2024, there were no subordinated bonds issuances.

Mortgage Finance Bonds

Mortgage finance bonds are used to finance the granting of mortgage loans. The outstanding principal amounts of the bonds are amortized on a quarterly basis. The range of maturities of these bonds is between five and 30 years. The bonds are linked to the UF index and carried a weighted average annual interest rate of 3.27% as of December 31, 2024.

The maturities of mortgage finance bonds as of December 31, 2024 were:

	As of December 31, 2024
	(in millions of Ch$)
IFRS:
Due within 1 year	Ch$	438
Due after 1 year but within 2 years		–
Due after 2 years but within 3 years		40
Due after 3 years but within 4 years		42
Due after 4 years but within 5 years		44
Due after 5 years		286
Total mortgage finance bonds	Ch$	850

During 2024, we did not carry out any issuance of mortgage finance bonds.

Other Financial Obligations

The maturities of other financial obligations as of December 31, 2024 were as follows:

	As of December 31, 2024
	(in millions of Ch$)
IFRS:
Other long-term obligations:
Obligations with Chilean Government	Ch$	—
Total other long-term obligations		—
Other short-term obligations		284,479
Total other obligations	Ch$	284,479

As of December 31, 2024, other financial obligations had the following maturities:

As of December 31, 2024
(in millions of Ch$)
IFRS:
Due within 1 year	Ch$	284,479
Due after 1 year but within 2 years		—
Due after 2 years but within 3 years		—
Due after 3 years but within 4 years		—
Due after 4 years but within 5 years		—
Due after 5 years		—
Total other obligations	Ch$	284,479

Funding by Type of Liability and Average Rates

The following table sets forth our average daily balance of liabilities for the years ended December 31, 2023 and 2024 in each case together with the related average nominal interest rates paid thereon:

	Year Ended December 31,
	2023				2024
	Average Balance		% of Total Liabilities	Average Nominal Rate	Average Balance		% of Total Liabilities	Average Nominal Rate
	(in millions of Ch$, except percentages)
IFRS:
Current accounts and demand deposits	Ch$	13,464,628	27.5%	—%	Ch$	14,124,978	29.9%	—%
Savings accounts and time deposits		15,134,689	30.9	9.11		15,267,720	32.4	5.63
Borrowings from financial institutions		5,254,317	10.7	1.23		2,600,300	5.5	2.76
Debt issued		10,258,411	20.9	6.35		10,724,018	22.7	6.17
Commercial Paper		151,830	0.3	5.66		13,516	0.0	5.92
Other financial obligations		144,565	0.3	1.71		176,458	0.4	1.69
Lease Liabilities		89,887	0.2	2.20		94,931	0.2	2.51
Other interest-bearing liabilities		141,312	0.3	10.74		178,995	0.4	5.13
Other noninterest-bearing liabilities		4,331,714	8.9	—		3,988,089	8.5	—
Total liabilities	Ch$	48,971,353	100.0%	4.34%	Ch$	47,169,005	100.0%	3.41%

Our most important sources of funding are customer deposits, which primarily consist of peso-denominated, noninterest-bearing current accounts and demand deposits and both Chilean Peso and UF-denominated interest-bearing time deposits and savings accounts. Current accounts and demand deposits represented 27.5% and 29.9% of our average total liabilities in 2023 and 2024, respectively. These kinds of liabilities are our least-cost source of funding. On the other hand, savings accounts and time deposits represented 30.9% and 32.4% of our average liabilities in 2023 and 2024, respectively. Lastly, debt issued represented 20.9% and 22.7% of our average liabilities in 2023 and 2024, respectively.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following tables set forth our contractual obligations and commercial commitments by residual maturity. As of December 31, 2024, the scheduled maturities of our contractual obligations, including accrued interest, were as follows:

	Due within 1 year		Due after 1 year but within 3 years		Due after 3 years but within 5 years		Due after 5 years		Total		Estimated Interest Payment
	(in millions of constant Ch$ as of December 31, 2023)
IFRS:
Contractual Obligations
Currents accounts and other demand deposits	Ch$	14,630,797	Ch$	—	Ch$	—	Ch$	—	Ch$	14,630,797	Ch$	—
Transaction in the course of payment		283,605		—		—		—		283,605		—
Saving accounts and time deposits		13,916,037		428,187		452		547		14,345,223		—
Bonds issued:
Mortgage finance bonds		438		40		86		286		850		154
Bonds		992,728		2,577,932		2,043,457		3,894,532		9,508,649		1,491,796
Commercial Bonds		180,570		—		—		—		180,570		28,329
Subordinated Bonds		113,909		13,514		11,365		930,091		1,068,879		328,903

Hedged Instrument
Outflows
Corporate Bond		(221,812)		(444,033)		(357,141)		(1,297,164)		(2,320,150)		—
Obligation USD		(104,466)		—		—		—		(104,466)		—
Inflows
Cross currency swap		326,278		444,033		357,141		1,297,164		2,424,616		—

Borrowings from financial institutions		1,103,468		—		—		—		1,103,468		—
Other obligations		284,479		—		—		—		284,479		—
Lease contracts		26,026		36,552		18,746		10,105		91,429		—
Services contracts		40,123		5,348		858		—		46,328		—
Obligations under repurchase agreements		109,794		—		—		—		109,794		—
Total	Ch$	31,681,974	Ch$	3,061,573	Ch$	2,074,964	Ch$	4,835,561	Ch$	41,654,071	Ch$	1,849,182

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

Capital Adequacy Requirements

Beginning December 1, 2021, all the requirements related to the adoption of Basel III framework were put in place for all Chilean banks, although considering the phase-in process for the adoption of diverse matters including: (i) adjustments to Common Equity Tier 1 Capital and risk-weighted assets, (ii) the requirement of buffers such as the conservation buffer and the systemic buffer, among others.

According to the General Banking Act, each bank must comply with the following capital requirements as a percentage of its risk-weighted assets, net of required allowances:

●	Common Equity Tier 1 Capital (CET1) above 4.5% of risk-weighted assets;

●	Tier 1 Capital = CET1 Capital + Additional Tier 1 Capital (AT1) above 6.0% of risk-weighted assets;

●	Tier 1 + Tier 2 above 8.0% of risk-weighted assets;

●	Conservation Buffer of 2.5% of risk-weighted assets;

●	Countercyclical Buffer of up to 2.5% of risk-weighted assets, to the extent applicable, to be fulfilled with CET1;

●	Domestic-Systemically Important Banks (D-SIB) Buffer in the range of 1.0% to 3.5% of risk-weighted assets, to be fulfilled with CET1 at 25% rate every year starting December 1, 2022, to the extent applicable;

●	Pillar 2 capital charge of up to 4.0% of risk-weighted assets, to the extent applicable.

Banks should also comply with a leverage ratio, meaning CET1 Capital of at least 3% of their total risk assets, net of required allowances. If a bank is defined as a domestic-systemically important bank, the threshold for the leverage ratio could be subject to further requirement of up to 50% of the systemic buffer imposed over risk-weighted assets but over total risk assets.

Pursuant to the general Banking Act, local banks must comply with minimum capital requirements in relation to both total assets and risk-weighted assets (considering credit, market and operational risk). As of December 31, 2024 CET1 Capital must be at least 3.0% of total assets, based on the leverage requirements. In this regard, despite our designation as systemically-important bank, no further leverage requirements were imposed on us as of the date of this annual report. Likewise, as of December 31, 2024, local banks’ Total or Regulatory Capital, must be at least 8.00% of their risk weighted assets, Tier1 Capital must be at least 6.00% of their risk weighted assets and CET1 Capital must be at least 4.50% of their risk weighted assets, considering minimum regulatory limits. As of the same date, banks must comply with: (i) the conservation buffer amounting to 2.50% of risk-weighted assets, (ii) the corresponding phase-in implementation of the systemic or D-SIB capital charge, which in our case amounted to 0.9375% (total of 1.25% to be fulfilled in December 2025), (iii) a countercyclical capital buffer equivalent to 0.50% of risk-weighted assets for the industry as a whole, established by the Central Bank in May 2023 and required for local banks starting May 2024, and (iv) a Pillar 2 total capital requirement of 0.13% of risk-weighted assets as of December 31, 2024, equivalent to the 25% of the 0.5% total Pillar 2 capital charge assigned to us in January 2024. These thresholds, except for Pillar 2, must be fulfilled with CET1 capital exclusively. However, the Pillar 2 charge, if any, could be met with CET1 capital, AT1 capital (perpetual bonds or preferred stocks) or Tier 2 Capital (subordinated bonds or disclosed reserves) according to the bank’s actual capital structure or as requested by the CMF.

It is important to note that on January 16, 2025, the CMF informed us of its decision to maintain the additional Pillar 2 capital requirement at 0.13% of the risk-weighted assets, net of required provisions, which is equivalent to the Pillar 2 requirement we already fulfill since June 2024.

For more information on general capital requirements for the industry and specific capital requirements for us, capital tiers and guidelines associated with calculation of risk-weighted assets and buffers, see “Item 4. Information on the Company—Regulation and Supervision—Modifications to the General Banking Act.” For more information on potential changes to capital requirements for the industry and specific capital requirements for us see “Item 3. Key Information—Risk Factors—Risks Relating to our Operations and the Chilean Banking Industry—Stricter banking regulations and changes in law may constrain our operations and thereby adversely affect our financial condition and results of operations—Basel III Implementation.”

As of December 31, 2024, Banco de Chile fully complied with capital adequacy requirements by holding:

	As of December 31, 2024
	Actual Ratio	Phase-In Regulatory Limits (1)	Fully-Loaded Regulatory Limits (2)
Leverage Ratio	10.26%	3.00%	3.000000%
Common Equity Tier 1	14.37	8.51	8.823125
Tier 1 Ratio	14.37	10.03	10.347500
Total Capital Ratio	18.13%	12.06%	12.38000%

(1)	Consider 100% of the 2.5% conservation buffer applying for the whole industry, 75% of the 1.25% systemic capital charge assigned to Banco de Chile, countercyclical capital buffer of 0.5% applying for the industry, and 25% of the 0.5% Pillar 2 charge assigned to Banco de Chile in January 2024, based on the phasing-in defined by the regulation.
(2)	Consider full application of the conservation buffer (2.5%) and the systemic charge applying to Banco de Chile as of December 31, 2024 (1.25%). Limits also consider a countercyclical buffer of 0.5% set by the Central Bank in May 2023 (starting in May 2024) and the 0.13% Pillar 2 capital requirement assigned by the CMF to us in January 2025.

The following table sets forth our minimum capital requirements and capital availability for Banco de Chile for the years ended December 31, 2023, and 2024, based on the requirements set by the CMF under Basel III:

●	CET1 Capital over Total Risk Assets

	As of December 31,
	2023		2024
	(in millions of Ch$)
CHILEAN GAAP:
CET1 Capital Minimum Requirement	Ch$	1,717,598	Ch$	1,611,371
Excess over minimum CET1 Capital required	Ch$	3,458,695	Ch$	3,900,542

●	CET1 Capital over Risk Weighted Assets

	As of December 31,
	2023		2024
	(in millions of Ch$)
CHILEAN GAAP:
CET1 Capital Minimum Requirement	Ch$	2,638,357	Ch$	3,263,127
Excess over minimum CET1 Capital required	Ch$	2,537,936	Ch$	2,248,787

●	Tier 1 Capital over Risk Weighted Assets

	As of December 31,
	2023		2024
	(in millions of Ch$)
CHILEAN GAAP:
Tier 1 Capital Minimum Requirement	Ch$	3,203,719	Ch$	3,847,434
Excess over minimum Tier 1 Capital required	Ch$	1,972,574	Ch$	1,664,480

●	Total Capital or Regulatory Capital over Risk Weighted Assets

	As of December 31,
	2023		2024
	(in millions of Ch$)
CHILEAN GAAP:
Total Capital or Regulatory Capital Minimum Requirement	Ch$	4,123,375	Ch$	4,626,509
Excess over minimum Total Capital required	Ch$	2,455,209	Ch$	2,328,783

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

We believe we have developed strong competitive advantages that will allow us to remain a relevant participant within the Chilean banking industry. We are frequently seeking additional improvements in matters such as operating efficiency, productivity, profitability and service quality by developing new customer-oriented service models, launching new financial products and services and implementing high quality information technologies. Our business environment is increasingly competitive and an active market for mergers and acquisitions tends to result in large financial groups. In addition, competition from non-banking companies, mainly those involved in the retail industry, has encouraged us to develop improved value propositions to satisfy our customers’ needs.

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

Unfavorable developments in the U.S.-China “trade-war”, changes in global trade due to increased tariffs, and newly revisited waves of protectionism among major global economies could negatively affect global economic growth and adversely impact Chilean economic growth as a result of external forces affecting copper prices, the growth trends of Chile’s main trade partners, or global trade. Any impact on the local economy would certainly affect the dynamics of the banking industry.

Political and diplomatic events are taking place around world, including recently appointed administrations or the upcoming elections in certain of the principal developed countries and various countries in Latin America, a redefinition of political and economic alliances and the emergence of radicalized political movements in other parts of the world. In addition, the latent threat of armed conflicts or terrorism in the Middle East and Asia, the ongoing tensions between the U.S. and Iran, the ongoing armed conflicts between Russia and Ukraine in Eastern Europe and between Israel and Hamas in the Middle East that threaten to become global have contributed to global migration crises and political instability that have been managed in dramatically different ways by developed countries. Similarly, political and social instability in certain Latin American countries, such as Venezuela, Ecuador, Colombia and some Caribbean countries has resulted in massive migration processes within the region. Any further negative development in these matters could result in the adoption of protectionist policies, immigration bans, restrictions on foreign trade or prohibitions on business with specific investors in particular countries or within certain countries. If any of these risks materialize, they could result in increased uncertainty and volatility in the international and the local capital markets. In addition, the recently appointed administration in the United States has revised the country’s approach on global trade and immigration, among other topics. This has resulted in unilateral or bilateral revision of former trade agreements or arrangements between the U.S. and some of its commercial partners, and an initial increase in tariffs for some specific products and countries and a retaliation wave by some of the affected countries in response. As of April 9, 2025, the United States administration announced a 90-day pause on reciprocal tariffs, except for China. These measures, if implemented, could lead to a revitalized protectionism that could harm international trade and the Chilean economy by either being directly affected through increased tariffs for main Chilean export products or indirectly impacted due to reduced international trade given the openness of the Chilean economy.

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

We believe that Chile and its financial industry have demonstrated success in facing worldwide financial contingencies in the past, based on a strict fiscal policy, forward-looking and independent monetary policy, as well as strong regulation and supervision related to the financial industry. Nevertheless, from time to time, concerns about the soundness of global banking industry arise, which may lead to the collapse of certain financial institutions worldwide, as occurred in the U.S. and Europe in early 2024. This trend could have direct and indirect impacts on macroeconomic performance of various economies, including Chile, potentially resulting in deteriorated local banking activity.

In addition, the recent international trend of improved protection of consumers’ financial rights has become increasingly significant in Chile. If this trend leads to several and/or dramatic changes in the Chilean financial regulation, the banking industry could be adversely affected and, therefore, we could experience a negative impact on our future operating results.

For more information regarding the potential economic or regulatory factors that could affect our results of operations or financial condition, see “Item 3. Key Information—Risk Factors— Risks Relating to our Operations and the Chilean Banking Industry—Stricter banking regulations and changes in law may constrain our operations and thereby adversely affect our financial condition and results of operations”, “Item 3. Key Information—Risk Factors— Risks Relating to our Operations and the Chilean Banking Industry—Market turmoil could result in negative adjustments to the fair value of our financial assets, which could translate into a material effect on our results or financial condition”, “Item 3. Key Information—Risk Factors—Risk Relating to Chile—Our growth and profitability depend on the level of economic activity in Chile”, “Item 3. Key Information—Risk Factors—Risk Relating to Chile—Climate change presents various financial and non-financial risks to us and our customers that are not directly observable and, therefore, are difficult to mitigate in advance”, “Item 3. Key Information—Risk Factors— Risk Relating to Chile—Pandemics, epidemics and other health events will affect both the global and the Chilean economy, our business or results of operations and could affect our financial condition”, and “Item 3. Key Information—Risk Factors— Risks Relating to our American Depositary Shares (“ADSs”)—Developments in international financial markets may adversely affect the market price of the ADSs and shares.

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

We provide customers with off balance sheet credit support through loan commitments. Such commitments are agreements to lend to a customer at a future date, subject to compliance with contractual terms. Since substantial portions of these commitments are expected to expire without us having to make any loans, total commitment amounts do not necessarily represent our actual future cash requirements. The amounts of these loan commitments were Ch$10,084,458 million as of December 31, 2023, and Ch$11,125,300 million as of December 31, 2024. See Note 28 to our audited consolidated financial statements as of and for the year ended December 31, 2024, included elsewhere in this annual report. The amounts of subscribed leasing contracts were Ch$206,569 million as of December 31, 2023, and Ch$171,828 million as of December 31, 2024.

Interest rate and cross-currency swaps, which are entered into in order to hedge our foreign investment portfolio, are recorded at their estimated fair market values. For more information, see Note 12 to our audited consolidated financial statements as of and for the year ended December 31, 2024, included elsewhere in this annual report.

The credit risk of both on and off-balance sheet financial instruments depends on many factors, including the value of collateral held and other security arrangements. To mitigate credit risk, we generally determine the need for specific covenant, guarantee and collateral requirements on a case-by-case basis, depending on the nature of the financial instrument and the customer’s creditworthiness. The amount and type of collateral held to reduce credit risk varies, but may include real estate, machinery, equipment, inventory and accounts receivable, as well as cash on deposit, stocks, bonds and other marketable securities that are generally held in our possession or at another appropriate custodian or depository. This collateral is valued and inspected on a regular basis to ensure both its existence and adequacy. Additional collateral is requested when appropriate. For further information, see Note 28 to our audited consolidated financial statements as of and for the year ended December 31, 2024, included elsewhere in this annual report.

Financial Guarantees

The following is a summary of the nominal value of instruments that are considered financial guarantees, and which are accounted for in off-balance sheet accounts:

	As of December 31, 2024
	(in millions of Ch$)
Performance bonds	Ch$	3,124,626
Foreign office guarantees and standby letters of credit	Ch$	336,737
Total	Ch$	3,461,363

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

As of December 31, 2024, the expiration of guarantees per period was as follows:

	Due within 1 year		Due after 1 year but within 3 years		Due after 3 years but within 5 years		Due after 5 years		Total
	(in millions of Ch$)
Performance bonds	Ch$	1,917,132	Ch$	980,897	Ch$	162,790	Ch$	63,807	Ch$	3,124,626
Foreign office guarantees and standby letters of credit		258,935		34,513		532		42,757		336,737
Total	Ch$	2,176,067	Ch$	1,015,410	Ch$	163,322	Ch$	106,564	Ch$	3,461,363

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

Cumulative voting is permitted for the election of directors. Our chairman and our chief executive officer are appointed by our board of directors and hold their offices at its discretion. Ordinary meetings of our board of directors are held at least twice a month, except in February, month in which only one ordinary meeting is held. Extraordinary board of directors’ meetings may be called by the chairman himself or at the direction of one or more directors.

As of April 25, 2025, our directors are as follows:

Director	Position	Committee Memberships	Age
Pablo Granifo Lavín	Chairman	6	66
Francisco Pérez Mackenna	Vice Chairman	4	67
Julio Figueroa	Vice Chairman	2	53
Ana Holuigue Barros	Director	5	69
Andrés Ergas Heymann	Director	1	58
Jean Paul Luksic Fontbona	Director	1	60
Raul A. Anaya Elizalde	Director	4	70
Sinéad O’Connor	Director	1	48
Hernán Büchi Buc	Director	2	76
Patricio Jottar Nasrallah	Director	1	62
Jaime Estévez Valencia	Director	4	78
Paul Fürst Gwinner	Alternate Director	2	58
Sandra Guazzotti	Alternate Director	2	58

Pablo Granifo L. is the chairman of our board of directors since 2007, reelected as such in 2023. He was our Chief Executive Officer from 2001 to 2007, and previously, Chief Executive Officer of Banco A. Edwards from 2000 to 2001. He was also Corporate Manager at Banco de Santiago in 1999 and 2000, and previously, Commercial Manager at the same bank from 1995 until 1999. Mr. Granifo is also chairman of the board of directors of Quiñenco S.A., Banchile Administradora General de Fondos S.A., Socofin S.A., Viña San Pedro Tarapacá S.A. and of the executive committee of Banchile Corredores de Seguros Limitada. He is also vice-chairman the board of directors of Compañía Sudamericana de Vapores S.A., Sociedad Matriz SAAM S.A, Compañía Cervecerías Unidas S.A., Empresa Nacional de Energía Enex S.A., Embotelladoras Chilenas Unidas S.A. and Cervecera CCU Chile. Mr. Granifo is also a member of the board of the Chilean Bank Association. He holds a degree in business administration from the Pontificia Universidad Católica de Chile.

Francisco Pérez M. has been a member of our board of directors since 2001. He was elected Vice-chairman in December 2023. Since 1998, Mr. Perez has also served as the Chief Executive Officer of Quiñenco S.A. Mr. Pérez is also chairman of the board of directors of Compañía Sud Americana de Vapores S.A., Empresa Nacional de Energía Enex S.A., Enex Corp Ltd (UK), Invexans S.A., Tech Pack S.A. , LQ Inversiones Financieras S.A. and Compañía Cervecerías Unidas S.A., where he was also, formerly, the Chief Executive Officer. Mr. Perez is a member of the board of directors of Embotelladoras Chilenas Unidas S.A., Compañía Cervecerías Unidas Argentina S.A., Compañía Pisquera de Chile S.A., Cervecera CCU Chile Limitada, Viña San Pedro Tarapacá S.A., Inversiones y Rentas S.A., Nexans (France), Sociedad Matriz SAAM S.A., Hapag-Lloyd A.G. (Germany) and member of the executive committee of Banchile Corredores de Seguros Limitada. Prior to 1991, Mr. Perez was Chief Executive Officer of Citicorp Chile and also was Vice President of Bankers Trust in Chile. Mr. Perez holds a degree in business administration from the Pontificia Universidad Católica de Chile and an MBA from the University of Chicago.

Julio Figueroa has been a member of our board of directors since December 27, 2018, and was most recently re-elected as director and appointed vice chairman of our board in March 2023. He is Chief Executive Officer at Citi Latin America based in Miami, United States. He is also member of the Argentinian Business Association (AEA), the Latin American Business Council (CEAL) in Argentina and the Young President Association (YPO) in Argentina, Mr. Figueroa joined Citi in Buenos Aires in 1994 in CIB after working for IBM Argentina in the finance division. Since then, from 1994-2001 he has held several roles in CIB Argentina as a senior banker covering Argentine clients in different industries. He moved to the Citi Latin America Regional Office in Miami, U.S.A. in 2001, as a senior corporate finance transactor in CIB, covering corporate clients in Latin America, and to Citi New York, United States, in 2004 as managing director, responsible for Financial Sponsors & Private Equity Clients for CIB Latin America. In 2010, Mr. Figueroa returned to Buenos Aires as CIB Head for Citi Argentina, a position he held until May 2014, when he was appointed Chief Executive Officer for Citi Peru and Vice President of the board of directors of Citibank del Peru S.A., responsible for the wholesale and the consumer businesses. In November 2015, Mr. Figueroa was named Chief Executive Officer for Citi in Argentina, where he led a significant transformation of the franchise, both in the wholesale and consumer businesses. In January 2017, in addition to his role as Chief Executive Officer of Citi Argentina, he became head of Southern Cone (Argentina, Uruguay and Paraguay) and CIB Head for Southern Cone. In January 2020, he expanded his responsibility and became head of Latin America South LAS (Argentina, Chile, Colombia, Ecuador, Peru, Paraguay, Uruguay and Venezuela), a position he held until he assumed his current role. Mr. Figueroa received his MBA finance degree from the CEMA University in Buenos Aires, a B.A. in business administration and a B.A. in accounting, both from Universidad Católica Argentina (U.C.A.) in Buenos Aires.

Raul A. Anaya Elizalde. is member of our board since 2020, and was previously a member from 2008 to 2013. He was re-elected to our board of directors in March 2023. Mr. Anaya is currently chairman of Citibanamex Seguros S.A. de C.V., Citibanamex Pensiones S.A. de C.V. in Mexico, Citibank (Trinidad & Tobago) Ltd. and Citicorp Merchant Bank Ltd, Trinidad & Tobago. Mr. Anaya worked at Citi for 33. Among other positions at Citi, he was the Corporate Head of In-Business AML (KYC) for Citibanamex, subsidiary of Citigroup in Mexico, from July 2017 to June 2019. From July 2015 to June 2017, Raul Anaya was the Corporate Head of Transformation for Citibanamex in Mexico. Before his role in Citibanamex, from July 2012 to July 2015, Mr. Anaya was the Citi CEO for Latin America Consumer and Commercial Banking. Prior to this, Mr. Anaya served as Head of Global Retail Banking immediately following his position as the COO of Citigroup’s Global Consumer Banking Council, which commenced in April 2010. He also served as CEO of Citigroup’s businesses in Central America and the Caribbean starting in July 2008. From December 2005 to July 2008, Mr. Anaya was the CEO of Latin America’s (except Brazil and Mexico) Consumer Group. He was responsible for retail banking, credit cards, and consumer finance, after serving as Retail Head for Latin America since February 2005. From August 2003 to January 2005, he was Executive Director of Consumer Assets at Banamex in Mexico, responsible for mortgages, personal loans and vehicle financing. Prior to this position, Mr. Anaya served as Division Director for the Central Metropolitan Retail Banking Division at Banamex. From May 1999 to January 2002, he was Chairman and CEO of Banco Bansud S.A. (formerly a subsidiary of Banamex) in Argentina. Mr. Anaya joined Citibank at Banamex’s New York Agency in October 1987 and later became General Manager of the Banamex Agency in Los Angeles, Executive Vice-President of the Corporate Banking and International Division at California Commerce Bank, General Manager of the Banamex Agency in Houston and General Manager of the Banamex Agency in New York, in charge of its offices in the United States and Canada. Mr. Anaya Chaired the Board of Directors of most of Citi’s financial and subsidiary entities across all of Central America. Mr. Anaya has a degree in business administration from Universidad de La Salle, Mexico.

Ana Holuigue Barros (independent) is a member of our board of directors since March 2023. She is currently a member of the board of directors of Grupo Prisma, director of Comunidad Mujer, counselor at Clapes UC, Red de Alimentos and a member of the Icare Business and Society Circle. Ms. Holuigue was the chairperson at Televisión Nacional de Chile (TVN) and Chile Transparente. She has also served on the boards of Empresa Nacional del Petróleo (ENAP), Parque Arauco, Corpbanca, Copesa, EFE, Centro Cultural GAM, Unimarc, Fundación Techo and Fundación Chile. She was a founding partner of Radio Duna and an executive director of Grupo Dial. She was a member of the Superior Council of the Universidad Alberto Hurtado and was a professor of microeconomics for 10 years at the Economics Institute of the Pontificia Universidad Católica de Chile. She was an executive at Copec, Banco Santiago (now Santander) and Telefónica. Ms. Holuigue is an economist and holds a master’s degree in economics from Pontificia Universidad Católica de Chile.

Andrés Ergas H. is a member of our board of directors since 2017. Previously, he was an advisor to the board of directors since August 2014 until his appointment as director. Currently, he is chairman of the board of Nomads of the Seas, Todo Moda, Isadora and Inersa 1. Previously, he was chairman and Chief Executive Officer of Banco HNS, chairman of the board of directors of Compañía General de Leasing and vice chairman of Factoring Finersa. He has also served on the boards of Banco de A. Edwards, Hotel Plaza San Francisco Kempinsky, BMW Chile, Inmobiliaria Paidahue, Mitsubishi Motors and Dina Trucks Co. Mr. Ergas was President and Founder of the Factoring Companies Association. He holds a degree in business administration from the Universidad Diego Portales.

Jean Paul Luksic F. is a member of our board of directors since April 2013. He is chairman of the board of Antofagasta plc (United Kingdom) and of Antofagasta Minerals S.A. Mr. Luksic is vice chairman of Quiñenco S.A. and Sociedad Matriz SAAM S.A. Mr. Luksic was appointed to the board of directors of Antofagasta plc in 1990 and was the Chief Executive Officer of Antofagasta Minerals until his appointment as chairman of Antofagasta plc in 2004. He is also a member of the Consejo Minero (Mining Counsel), the industry body representing the largest mining companies in Chile. Mr. Luksic holds a B.Sc. degree in management and science from the London School of Economics and Political Science.

Sinéad O’Connor is a member of our board of directors since March 2023. She has 24 years’ experience in the banking industry. Throughout her career, she has worked in the areas of financial markets, retail banking, human resources and digital transformation, among others, in financial institutions in the United Kingdom, Spain and Mexico. Since April 2022, Ms. O’Connor is CEO of the Consumer Bank at Citibanamex, Mexico’s second largest bank with 39,000 employees and 12 million customers. Previously, between 2018 and 2022, she served as Chief Digital Officer for the same bank, where she led the development of the company’s digital payments and data strategy. Prior to joining Citibanamex, from 2003 to 2018, she held different positions at Santander Group based in Madrid, Spain. Ms. O’Connor is a graduate of University College Cork and holds a Master in European Business from ESCP Business School.

Hernán Büchi Buc is a member of our board of directors since August 2019. Previously, he served as an advisor to our board between 2008 and 2019 and as a member of our board of directors in 2007. He is the president of the Directive Council of Universidad del Desarrollo. Mr. Büchi is also a board member of, among other companies, Quiñenco S.A. and SQM S.A. Between 1985 and 1989, Mr. Büchi served as the Minister of Finance. He also served as the Superintendent of Banks between 1984 and 1985, Minister of Planning between 1983 and 1984, and Vice-Secretary of Health between 1980 and 1983. Mr. Büchi holds a degree in civil mining engineering from the University of Chile and a Master’s Degree from Columbia University.

Jaime Estévez V. (independent) is a member of our board of directors since 2007. He is also currently a member of the board of directors of Cruzados SADP. Previously, Mr. Estévez was chairman of the board of directors of Banco Estado, a Chilean state-owned bank. Additionally, he has served as a director of AFP Provida and AFP Protección, two Chilean pension fund investment companies, and as director of Endesa Chile S.A. Mr. Estévez was the Minister of Public Works from January 2005 to March 2006, and simultaneously, the Minister of Transportation and Telecommunications. He was also a congressman from March 1990 to March 1998 and President of the Lower Chamber of the Chilean Congress from March 1995 to November 1996. Mr. Estévez holds a degree in economics from the Universidad de Chile.

Patricio Jottar N. is a member of our board of directors since December 2023. He is currently the CEO of Compañía Cervecerías Unidas S.A. (CCU S.A.), Chairman of Compañía Pisquera de Chile S.A. and board member of Cervecera CCU Chile Limitada, Embotelladoras Chilenas Unidas S.A., Compañía Cervecerías Unidas Argentina S.A., Viña San Pedro Tarapacá S.A., Aguas CCU-Nesltlé Chile S.A., Cervecería Kuntsmann S.A., Bebidas CCU-Pepsico SpA, Bebidas del Paraguay S.A., Central Cervecera de Colombia S.A.S., Zona Franca Central Cervecera S.A.S. and Distribuidora del Paraguay S.A. Previously, he was CEO of AFP Bansander and Santander Chile Holding, after working at Citicorp Chile. He has been director and president of Icare, director of Fundación Teletón, elected Counselor of Sociedad de Fomento Fabril (SOFOFA) and a member of its Executive Committee, is currently the director of Clínica de la Universidad de Los Andes and member of the directive council of Universidad de Los Andes. He has been a professor in Finance, Costs and Administration courses at Pontificia Universidad Católica de Chile and Universidad de Los Andes. Mr. Jottar has a degree in business administration from Pontificia Universidad Católica de Chile and a Master in Economics and Business Administration from Instituto de Estudios Superiores de la Empresa, in Barcelona, Spain.

Paul Fürst G. is a member of our board since November 2019 and was re-elected as first alternate director in March 2023. From 1998 to date, he has been a member of the board and partner at Grupo Plaza S.A., where he was also a member of the audit committee for two years, until April 2019. In addition, since 2009 he has been a partner and director of the mining company Ventana Minerals, since 2005 a partner and director of the mining and hydrogeology drilling company Terraservice, member of the board and partner of the goat industry products company Caprilac, and member of the board and partner of the agricultural company Comaihue. Previously, he was partner and member of the board at Parque Arauco S.A. for eleven years. Mr. Fürst Gwinner has a business administration degree from the Universidad de Las Condes. In addition, Mr. Fürst pursued the Senior Management Program (PADE) of the ESE Business School at the Universidad de los Andes.

Sandra Guazzotti has been a member of our board of directors since June 2019 and was re-elected as second alternate director in March 2023. Ms. Guazzotti was the President and member of the Board of Directors of the Chilean-American Chamber of Commerce (AmCham Chile), member of the board of Universidad Adolfo Ibañez, Endeavor Chile and chair at Women Corporate Directors (WCD). She has 30 years’ experience in executive roles, including 25 years’ experience at global technological such as Oracle and Google, both in Latin America and Asia. Throughout her career she has received numerous honors such as Executive of the Year 2019 from Mujeres Empresarias (Business Women) and Revista Capital (Capital Magazine) and was named as one of “100 Women Leaders in Chile” by Mujeres Empresarias in the newspaper El Mercurio in 2011, 2018, and 2019. She has a degree in international relations from the University of Tsukuba in Japan and completed the Senior Executive Program (PADE) at Universidad de los Andes in Chile. She also holds a Directors Certificate and Diploma from the Institute of Directors (IoD), UK, and has completed the MIT Technology Leadership Program.

Senior Management

As of April 25, 2025 our current executive officers are as follows:

Executive Officers	Position	Age
Eduardo Ebensperger Orrego	Chief Executive Officer	59
Rolando Arias Sánchez	Chief Financial Officer	60
Julio Cubillo Navarro	Chief Risk Officer	49
Alfredo Villegas Montes	General Counsel and Secretary of the Board	54
Cristián Lagos Contardo	Manager — People and Organization Division	59
José Luis Vizcarra Villalobos	Manager — Commercial Division	65
Felipe Echaiz Bornemann	Manager — Global Compliance Division	57
Hernán Arellano Salas	Manager — Corporate Banking Division	47
Sergio Karlezi Aboitiz	Manager — Treasury Division	59
Oscar Mehech Castellón	Manager — Internal Audit Division	60
Esteban Kemp De La Hoz	Manager — Marketing, Technology and Digital Division	45
Salvador Danel Hernández	Manager — Cybersecurity Division	51

Eduardo Ebensperger O. has been our Chief Executive Officer since May 2016. He has held several positions at Banco de Chile including manager of the Commercial Division from 2014 to 2016, manager of the Wholesale, Large Companies and Real Estate Division between 2008 and 2014 and manager of the Large Companies Division between 2005 and 2007. Between 2002 and 2005, he was the Chief Executive Officer of Banchile Factoring S.A. He originally joined Banco de A. Edwards in 1989, where he was the regional branch manager from 1997 to 1999 when he was appointed as manager of the Medium Sized Companies Division until 2001. Currently, he is the chairman at Operadora de Tarjetas B-Pago S.A. and serves on the boards of directors of Banchile Asesoría Financiera S.A., Banchile Administradora General de Fondos S.A., Socofin S.A. and the Executive Committee of Banchile Corredores de Seguros Limitada. He is also member of the Advisory Council of the Faculty of Economics and Administration of the University of Chile. Mr. Ebensperger holds a degree in business administration from the Universidad de Chile.

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

Julio Cubillo N. has been manager of our Chief Risk Officer since August 2024. He was our Retail Credit Risk Division manager since October 2018 and, since July 2020, also was manager of our Global Risk Control Division.  Previously, between May 2017 and July 2018, he was head of Credit Risk at BBVA Chile.  Likewise, Mr. Cubillo was Global Head of Credit Risk for Consumer Finance line of business at BBVA Holding (Spain) and before that he was Global Head of Retail Credit Risk Tools at BBVA Holding (Spain), in which he continued serving between years 2011 and 2017.  He started his career at Bankinter in Madrid developing several functions in the risk areas and segments for 11 years.  Currently, he also is member of the board of directors of Socofin S.A.  Mr. Cubillo is an economist from the Universidad Carlos III de Madrid (Spain), having also completed an executive development program at IESE Business School (Spain).

Alfredo Villegas Montes has been our General Counsel and Secretary of our board of directors since December 2019. Previously, he served as deputy general counsel since 2017. Before, he was head legal counsel for the Commercial Division since 2008. He joined Banco de Chile in 2002 as a result of its merger with Banco de A. Edwards, having joined the latter in 1994. Since January 2021, he has been the vice president of the legal affairs committee of the Chilean Banks Association. Mr. Villegas is an attorney and holds a law degree from the Universidad de Chile.

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

José Luis Vizcarra V. has been our Commercial Division Manager since January 2020. Mr. Vizcarra joined Banco de Chile in September 1977. Previously, he served as regional area manager and zone manager in different locations throughout Chile, among other roles. Currently, he is a member of the boards of directors of Banchile Administradora General de Fondos S.A., Socofin S.A. and the Executive Committee of Banchile Corredores de Seguros S.A. Mr. Vizcarra has a technical degree in finance from Instituto de Estudios Bancarios Guillermo Subercaseaux, a graduate degree in corporate management from Universidad del Desarrollo, and a diploma in finance from Universidad de Buenos Aires.

Felipe Echaiz B. has been manager of our Global Compliance Division since January 2008. Mr. Echaiz previously worked for Citibank for ten years. Between 2004 and 2005, he was vice-president and Multinationals Cluster Group Head, and then served as Country Compliance Officer for Citigroup Chile between 2006 and 2007. In 2003, Mr. Echaiz was deputy director of the Anti-Money Laundering and Organized Crime Unit at the Public Prosecutor’s Office. At present, Mr. Echaiz is a member of the Compliance Committee of the Chilean Association of Banks. Mr. Echaiz is an attorney and holds a law degree from the Pontificia Universidad Católica de Chile and holds a master’s degree in finance and economics from the Universidad de Chile.

Hernán Arellano Salas has been Head of our Corporate Banking Division since November 2024. Previously, he was chief executive officer at Banchile Corredores de Bolsa S.A. between September 2016 and November 2024. He is also member of the board of Banchile Asesoría Financiera S.A. since December 2024 and Bolsa Electronica de Chile since April 2017. Mr. Arellano holds a degree in business administration from Pontificia Universidad Católica de Chile, a master’s degree in applied economics in the same university and an MBA from Babson College, United States.

Sergio Karlezi Aboitiz has been the Manager of Treasury Division since December 2011. Previously, he was the Manager of Treasury between October 2009 and November 2011. From June 2006 to December 2008, Mr. Karlezi served as Head Trader of Citibank Chile, holding the same position at Banco de Chile until September 2009. Since 2000, he worked for six years as Executive Director of Santander Investment New York. Before that, Mr. Karlezi held positions as Head Trader in Chase Manhattan Bank (now J.P. Morgan) and Santander Investment Chile. Mr. Karlezi holds a degree in Industrial Civil Engineering from the Universidad de Santiago de Chile.

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

Esteban Kemp D. has been manager of our Operations and Technology Division since August 2018 and manager of our Marketing and Digital Banking Division since March 2024, when both divisions merged into the new Marketing, Technology and Digital Division. Before, he served as our acting manager of our Global Risk Control Division in March 2018. Prior to that, he had been the manager of the operational risk area since 2016. Mr. Kemp joined Banco de Chile in July 2016, after serving as senior manager at EY Chile. He had his first managerial position as a manager at Everis (now NTT Data), in 2011. Mr. Kemp holds a civil engineer degree in computer science from the Universidad Austral de Chile and holds an MBA from the Universidad Adolfo Ibáñez.

Salvador Danel H. has been manager of our Cybersecurity Division since January 2019. In 2016, he was Cybersecurity Architect at Microsoft, responsible as a cybersecurity advisor for several organizations, cybersecurity assessments, compromise recovery activities and cloud planning. In 2015, he was Senior Security Manager at Accenture, responsible for the evaluation, planning and implementation of plans and processes related to cybersecurity for different industries. Between 2008 and 2014, he held the position of Senior Manager of Enterprise Risk Services at Deloitte, responsible for various areas, including, among others, cybersecurity practices to improve technology solutions, consulting services and business management, cybersecurity projects, define and develop corporate cybersecurity strategies. In addition, Mr. Danel is co-founder of Secure Information Technologies Consulting, responsible for, among other, defining the processes of the cybersecurity business (risk, threat and vulnerability management, incident management, hardening of infrastructure, forensic analysis, data classification, destruction of data and others), and IT and security assessment. Mr. Danel holds a bachelor’s degree in Information Technology Engineering from the Anahuac University (Mexico).

COMPENSATION

The table below presents the amount of compensation, as established by our shareholders, to the members of our board of directors for the year ended December 31, 2024. These amounts include remuneration for services, fees for attendance at meetings of our board of directors, meetings of committees of our board of directors and meetings of board of directors of our subsidiaries, consulting services and travel expenses.

Name of Director	Remuneration			Fees for Attending Meetings of our Board of Directors		Fees for Attending Meetings of Committees of our Board of Directors and Meetings of the Board of Directors of our Subsidiaries(1)		Consulting		Total
	(in millions of Ch$)
Pablo Granifo Lavín	Ch$	710	(2)	Ch$	74	Ch$	363	Ch$	–	Ch$	1,147
Francisco Pérez Mackenna		219			37		114		–		370
Raul A. Anaya Elizalde		73			37		120				230
Hernán Büchi Buc		73			35		89		–		197
Jaime Estévez Valencia		73			37		142		–		252
Sandra Guazzotti		73			35		83		–		191
Patricio Jottar Nasrallah		73			35		66		–		174
Jean-Paul Luksic Fontbona		73			26		–		–		99
Alfredo Ergas Segal
Andrés Ergas Heymann		73			35		89		–		197
Julio Figueroa		–			–		–		–		–
Paul Fürst Gwinner		73			35		86		–		194
Ana Holuigue Barros		73			37		162		–		272
Sinead O’Connor		–			–		–		–		–
Other Subsidiary Directors		–			–		175		–		175
Total	Ch$	1,586		Ch$	425	Ch$	1,489	Ch$	–	Ch$	3,500

(1)	Includes fees paid to members of the Executive Committee of Banchile Corredores de Seguros Ltda. of Ch$18 million (Ch$17 million in 2023).
(2)	Includes a provision of Ch$490 million (Ch$470 million in December 2023), to account for an incentive which will be paid depending on the degree of fulfillment of our results, as determined by the Directors/Audit Committee.

For the year ended December 31, 2024, travel and other related expenses amounted to Ch$78 million (Ch$111 million in 2023).

Consistent with Chilean law, we do not disclose to our shareholders, or otherwise make public, information regarding the compensation of our executive officers. Pursuant to the Chilean Corporations Law, our directors/audit committee must approve compensation plans, but we are not required to have a compensation committee. For the year ended December 31, 2024, no amounts were set aside or accrued by us to provide pension, retirement or similar benefits for our directors and officers. None of our directors is party to any agreement with us or any of our subsidiaries that provides for benefits upon termination of his appointment as a director.

BOARD PRACTICES

Governance Practices

The board of directors’ delegates certain functions and activities to our committees to research, evaluate and report to the board of directors regarding specific matters which may affect our businesses.

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

Mr. Estevez was appointed as member of the directors/audit committee by our board of directors at the meeting held on April 12, 2007. Mrs. Holuigue was appointed as member of the directors/audit committee by our board of directors at the meeting held on April 12, 2023. Mr. Anaya was appointed to the directors/audit committee by our board of directors at the meeting held on April 8, 2021. Mr. Estévez and Mrs. Holuigue comply with the independence requirements of both Chilean law and Rule 10A-3 under the Exchange Act and are full voting members of our directors/audit committee.

Mr. Anaya is exempt from the independence requirements of Rule 10A-3 of the Exchange Act pursuant to the exemption under Rule 10A-3(b)(1)(iv)(D). Pursuant to that exemption, Mr. Anaya is a non-voting member of our directors/audit committee with respect to all matters required to be addressed by our directors/audit committee under U.S. federal securities laws.

The directors/audit committee met 15 times (12 ordinary and 3 extraordinary meetings) during 2024. The budget of the directors/audit committee is approved annually at the ordinary annual shareholders’ meeting. The directors/audit committee satisfies the applicable requirements of the CMF and operates pursuant to a charter document. The CMF recommends that at least one of the members of the directors/audit committee be experienced with respect to the accounting procedures and financial aspects of banking operations. The directors/audit committee submits a report regarding its activities to our board of directors after each directors/audit committee meeting and presents an annual report at our ordinary annual shareholder’s meeting. As established in the directors/audit committee’s charter, the chief executive officer, the general counsel and the manager of our Internal Audit Division, or their respective deputies, shall also attend this committee’s meetings. The directors/audit committee may also invite other persons to attend meetings. The directors/audit committee may appoint independent personnel to carry out specific duties.

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

Portfolio Risk Committee

The portfolio risk committee is frequently informed on the composition, concentration and risk of our loan portfolio, from a global, sector-specific and line of business perspective.

Among several matters, the portfolio risk committee is responsible for understanding the composition, concentration and risks attached to the bank’s loan portfolio, from a global, sectoral and business unit perspective. It must review and approve the comprehensive measurement of risks and the credit risk appetite framework in relation to credit risk; review the main debtors, their delinquency, past-due portfolio and impairment indicators, together with the write-offs and loan portfolio provisions for each segment. It must propose differentiated management strategies and analyze credit policy proposals to be approved by the board of directors. This committee is also responsible for reviewing and ratifying the approvals of management models and methodologies previously developed by the Technical Committee for Internal Models Supervision and Development (at a managerial level) and for proposing regulatory models and methodologies for final approval by the board of directors.

The portfolio risk committee meets on a monthly basis and is composed of the chairman of our board of directors, three additional members of our board of directors, our chief executive officer; our chief risk officer, the manager of our Commercial Division and the manager of our Risk Control and Follow-up area.

Board Credit Committee

Our governance structure relating to our credit evaluation process is based on our business segments and on the total requested. All credit committees are represented by qualified members with sufficient authority over credit approval limits.

Credit decisions are mostly made by different credit committees, the highest of which, in terms of lending limits, is the board credit committee. The board credit committee meets on a weekly basis and reviews all transactions related to clients or groups of companies exceeding UF 750,000, as well as those transactions that, in accordance with our bank’s credit risk policies must be reviewed and approved by the Board Credit Committee. This committee is chaired by our Chairman and is comprised by all of our board members, our chief executive officer and our chief risk officer.

Additionally, for retail banking, we have loan committees that in exceptional cases review individual customers when they do not meet our customer profile policies, payment behavior requirements or maximum financing amounts.

Finance, International and Market Risk Committee

The general objectives of this committee are to monitor and review the liquidity status, trends in the most important financial positions, their associated results, and their price and liquidity risks. Some of its specific functions are, among others, reviewing the board’s proposal for the risk appetite framework, the funding plan and the structure of limits and alerts for price and liquidity risks; reviewing and approving the comprehensive risk measurement for subsequent review by the Capital Management Committee and approval by the board of directors; designing policies and procedures related to limits and alerts for financial positions and liquidity risk, reviewing the trends in financial positions and market risks, monitoring exceeded limits and activated alerts, ensuring that the risk factors affecting financial positions are adequately identified, ensuring that the price and liquidity risk management guidelines at the bank’s subsidiaries are consistent with those of the bank and that these are reflected in its own policies and procedures.

The finance, international and market risk committee meets on a monthly basis. Its members are the chairman of the board of directors, three other members of the board of directors, the chief executive officer, the chief financial officer, the manager of our Treasury Division, our chief risk officer and the manager of the market risk area.

Compliance Committee

The purpose of this committee is to define the policies of the bank and its subsidiaries that comprise their money laundering and terrorism financing prevention systems, and to evaluate compliance and resolve any associated issues in order to prevent the bank or its subsidiaries from being used to legitimize assets from illicit transactions, to obtain the means to finance terrorism and the proliferation of weapons of mass destruction, thus preventing their exposure to specific reputational, operational or legal risks, and ensure strict compliance with the law and related regulations. This committee is also to be informed of other relevant matters under the responsibility of Banco de Chile’s Global Compliance Division, such as its Crime Prevention Model, derived from Law No. 20,393, Model for the Prevention of Anti-Competitive Practices, Model for the Prevention of Violations of the Personal Data Protection Law (currently under development), the processes derived from the U.S. regulation FATCA, the OECD regulation CRS, and the corporate policies derived from the agreements in force with Citigroup, ensuring their proper functioning. This committee is composed of three board members, two of which must be independent. Additionally, the committee includes, as non-voting members, our chief executive officer, our general counsel, the chief executive officer of Banchile Administradora General de Fondos S.A., the chief executive officer of Banchile Corredores de Bolsa S.A., the manager of our Marketing, Technology Digital Division, the manager of our Internal Audit Division, the manager of our Global Compliance Division, the manager of our Commercial Division and the manager of our Anti Money Laundering Area.

This committee meets on a quarterly basis and its purpose is to define the policies of the bank and its subsidiaries that comprise their money laundering and financing terrorism prevention systems, and to evaluate compliance with them and resolve any associated issues, in order to prevent the bank or its subsidiaries from being used to legitimize assets from illicit transactions or to obtain the means to finance terrorism and the proliferation of weapons of mass destruction, thus preventing their exposure to specific reputational, operational or legal risks, and ensure strict compliance with the law and related regulations. Further, this committee, as stated above, is in charge of reviewing every other matter related with compliance, including Banco de Chile’s crime prevention model (as modified upon requirements of Law No. 21,595 addressing economic crimes), antitrust policy and its data protection model (currently under development). This committee is responsible, among other matters, for approving corporate governance policies regarding the prevention of money laundering, terrorism financing and proliferation of weapons of mass destruction and those related to understanding customers, their businesses and accepting and monitoring their accounts, products or businesses; approving policies that define high-risk customers, products and areas and their associated treatment, particularly those involving politically exposed persons; approving policies regarding transactional monitoring and risk escalation processes by members of the bank; approving policies related to understanding and controlling correspondent banks; approving policies related to sanctions applied by the Office of Foreign Assets Control (OFAC), to people or countries on the OFAC list; approving the annual training plan and monitoring progress; approving the employee selection policy; appointing individuals to serve as liaisons with the Financial Analysis Unit, in accordance with Article three of Law 19,913; reviewing compliance with current policies and procedures; and other functions related to these matters.

Higher Operational Risk Committee

The Higher Operational Risk Committee addresses and validates any necessary change in the procedures, controls and IT systems that uphold our Bank’s operations, with the purpose of mitigating operational risks thereof, ensuring that the Bank, overall as well as its respective divisions and areas, properly manage and control these risks.

Among many other functions devoted to the supervision of adequate operational risk management in the bank and its subsidiaries, this committee is responsible for approving the implementation and/or updating of our framework on policies and bylaws associated with the bank’s comprehensive operational risk management model, incorporating plans and initiatives for its development and dissemination in the organization; promoting a culture of operational risk management in the bank and its subsidiaries; reviewing and approving the comprehensive risk measurement operational risk matters; reviewing and approving the bank’s current operational risk appetite framework; ensuring compliance with the regulatory framework; being informed of the main cases of fraud and other incidents and events and their root causes, impacts, and corrective measures, as applicable; ensuring the long-term solvency of the organization (business continuity plans, information security, cybersecurity, controls, and others) by avoiding risk factors that may endanger the continuity of the bank; making decisions on new products and services; verifying the consistency of the policies in this area in the bank’s subsidiaries and ensuring compliance; being informed of the operational risk management in subsidiaries and of the level of risk to which the bank is exposed in its outsourced services; approving stress testing and scenario selection methodologies; and evaluating the results, among others.

Some key milestones from 2024 include validating and approving the updated operational risk management policies. These policies include: the operational risk policy, the services outsourcing policy, the policy for complex products and services, the business continuity policy, and the information security and cybersecurity policy, all approved by the board of directors; the review and validation of the comprehensive risk measurement (CRM) and the risk appetite framework (RAF) for operational risk and technological risk, which were subsequently submitted for review by the capital management committee and approval by the board of directors; the review and verification of the results of the risk management self-assessment matrix (as defined in chapter 21-13 of the updated compilation of standards); knowledge of the work performed by the subsidiaries with respect to operational risk, including information security, cybersecurity, and business continuity; the review of the results of the stress testing for operational risk; the ratification of the criticality of products and services and their respective recovery time objectives (RTO); the approval of the update of the crisis management manual; the approval and acknowledgment of the progress and results of the testing of the operational contingency plans, disaster recovery plans (DRP), and cybersecurity response procedures; the results of the technological and cybersecurity risk assessments of the bank’s business processes, suppliers’ exposure to cyber risk, the evaluation of cyber risk on technological projects, and the results of the phishing exercises carried out.

This committee meets on a monthly basis or in extraordinary meetings as convened on short notice, and is composed of the chairman and three additional members of our board of directors, our chief executive officer, our chief risk officer, the manager of our Marketing, Technology Digital Division, the manager of our Commercial Division, the manager of our Cybersecurity Division and the manager of our Marketing and Digital Banking Division.

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

This committee meets on a quarterly basis and is composed of two members of our board, the chief executive officer, the chief financial officer, our chief risk officer, and by the manager of our Financial Control of Treasury & Capital Area.

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

The members of the disclosure committee include our chief financial officer, our chief risk officer our chief accountant, our chief legal counsel for international, financial and investment banking matters, the manager of our Research and Planning Area, the manager of our Financial Control of Treasury & Capital Area, the manager of our Risk Model Area and the manager of our Risk Control and Follow-up Area. The manager of our Internal Audit Division may participate in this committee as well.

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

The main functions of the Operational Risk Committee include: the development of the comprehensive operational risk management model, overseeing the implementation and/or updating of the regulatory framework; plans and initiatives for the development of the model and its dissemination in the organization; promoting a culture of operational risk management at all levels of the bank; staying informed of the results obtained in the comprehensive risk measurement of operational risk; reviewing the operational risk appetite framework; overseeing the current regulatory framework in matters related to operational risk; reviewing the bank’s level of exposure to operational risk and the main risks to which it is exposed; being briefed on the main fraud incidents, other incidents, operational events and their root causes, impacts and corrective measures as appropriate, as well as operational risk assessments; proposing, agreeing and/or prioritizing strategies to mitigate the main operational risks; ensuring the long-term solvency of the organization; ensuring that the Operational Risk policies are aligned with the bank’s objectives and strategies; and being aware of the level of risk to which the bank is exposed in its outsourced services, among others. This committee meets on a monthly basis, and is composed by the manager of our cybersecurity division, the global control manager, the chief accountant, the technological and cyber intelligence risk manager, the operations area manager, the customer area manager, the lead attorney for the consumer, and marketing area, the customer services manager, the planning and PMO manager, the large companies group manager, the business continuity manager, the asset laundering prevention manager, the digital transformation manager, the deputy manager of operational risk management, and the deputy manager of operational risk assessment.

Sustainability Committee

The main objective of this committee is to analyze and propose sustainability challenges and requirements in business strategies, based on actions related to environmental, social and governance (ESG) matters. Among other tasks, it is also responsible for designing, managing and disseminating our bank’s (and its subsidiaries) sustainability strategy and policies. For such purposes, different stakeholders are considered, including customers, investors, employees, the community and suppliers.

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

Quality Committee

The main objective of this committee is to generate strategic guidelines for decision-making on issues related to the attention of customers, through all channels available at the bank, by means of the analysis of customer perception and relevant competition.  In addition, this committee supervises projects and initiatives aimed at increasing the permanence and referrals of our customers.

This committee meets every two months and is chaired by our chief executive officer, our chief financial officer, the manager of our Commercial Division, the manager of our Corporate Division, the manager of our Marketing, Technology Digital Banking Division, the manager of our Clients Area and the head of the Clients’ Feedback area.

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

It meets on a monthly basis, and its members include the managers of the chief risk officer, and the managers of the monitoring, reporting, and planning, retail business development, risk models, and research and performance areas and the deputy managers of regulatory models, big data and regulatory systems, validation and internal control, and intelligence and decision models.

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

This committee meets only in extraordinary sessions, on the dates determined by its chair. It is composed of our chief executive officer, our chief financial officer the administration area manager; the purchasing manager; and the expense control area manager. the marketing, technology, and digital division manager and planning and project management office (PMO) area manager also serve on the committee when technological projects require approval.

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

this committee meets on a weekly basis or in extraordinary sessions as determined by its chair. its members are the managers of the marketing, technology, and digital division, the administration area, the expense control area, the planning and project management office (PMO) area.

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

The model risk management committee meets quarterly and its members are our chief risk officer and the manager the treasury division and the managers of the following areas: asset laundering prevention area; treasury and capital financial control area; retail origination, regulation, and risk transformation area; risk models area; global control area; risk management monitoring, reporting, and control area; models and internal control area; market risk area; enterprise risk area; technology area; and the validation and internal control deputy manager as well as the deputy manager of risk monitoring and management.

IT Steering Committee

The objective of Banco de Chile’s IT Steering Committee is to align, coordinate, and address the issues set forth in the strategic technology planning and technology guidelines. This committee meets on a monthly basis and is comprised of the managers of the marketing, technology, and digital division; the technology area; planning and PMO; the infrastructure area; the agility center; and software development.

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

Clawback Policy

In September 2023, our board of directors approved Banco de Chile’s clawback policy providing for the recovery of erroneously awarded incentive-based compensation received by current and former executive officers in connection with a financial restatement, regardless of fault or misconduct, on or after October 2, 2023. A copy of our clawback policy, also referred herein as Incentive Recovery Policy, is attached hereto as Exhibit No. 97.

Policies

As of the date of this annual report, our board of directors or, when applicable, our senior management, have approved policies and/or procedures regarding the following issues, among others:

●	Code of Conduct;	●	Capital Management Policy
●	Anti-Money Laundering, Anti-Terrorism Finance and Non-Proliferation of Weapons of Mass Destruction Policy;	●	Capital Expenditure Policy;
●	Conflict of Interest Management Policy;	●	Expense Management Policy;
●	Anti-Trust Policy;	●	Accounting Policies and Procedures;
●	Anti-Bribery and Foreign Corrupt Practices Act;	●	Complex Products and Services Policy;
●	Office of Foreign Assets Control;	●	Tax Standards for Tax Sensitive Transactions Policy;
●	Insider Trading Prevention and Personal Investment Management Policy;	●	Tax Policy and Procedures;
●	Regulation K—Debts Previously Contracted;	●	Fiduciary Policy;
●	Regulation K—Equity Activity;	●	Mergers and Acquisitions Policy;
●	Regulation W (23 A/B);	●	Records Management Policy;
●	Financial Information Disclosure Policy;	●	Electronic Transportable Media Policy;
●	Fair Lending Policy;	●	Volcker Rule Policy;
●	Loans to Directors and Senior Management;	●	Market Risk Policy;
●	Independent Research Policy;	●	Liquidity Risk Policy;
●	Customary Transactions Policy with Related Parties;	●	Crime Prevention Model Policy ;
●	Charitable Donations Policy;	●	False Corporate Information Delivery Prevention Policy;
●	Internal Audit Policy;	●	Abusive Board Agreements Crimes Prevention Policy
●	Non-Discriminatory Access to Credit Product for Natural Persons Policy;	●	Trade Secrets Intrusion, Disclosure and Use Prevention Policy;
●	Information Security and Cybersecurity Policy;	●	General Banking Law Crimes Prevention Policy;
●	Strategic Cybersecurity Plan;	●	Public and Private Instruments Falsification Prevention Policy
●	Industrial Property Crimes Prevention Policy;	●	FATCA Policy;
●	Anti-Tying Policy;	●	Fair Value Policy;
●	Mandatory Absence Policy;	●	Compliance Program for Antitrust Regulation;
●	Compliance Policy/Program;	●	Manual for Handling Information of Interest to the Market;
●	Legal Entity Management Policy;	●	PEPs Policy;
●	Fraud Management Policy;	●	Business Continuity (COB);
●	Anti-Boycott Policy;	●	Citi Information Security Standards;
●	Issue Tracking, Management and Escalation Process;	●	General Ledger Maintenance Policy;
●	Operational Risk Management Policy;	●	Quality Policy;
		●	Environmental Sustainability Policy;
		●	Sustainability Policy;
		●	Inclusion, Non-Discrimination Respect for Diversity Policy;
		●	Credit Risk Policy;
		●	Vendor Selection and Management Process;
		●	Web Site Standards Policy;
		●	Information Technology;
		●	Service Outsourcing Policy; and
		●	Clawback Policy.

EMPLOYEES

The following table shows a breakdown of our full-time, permanent employees at the dates indicated:

	As of December 31,
	2022	2023	2024
Banco de Chile	10,610	10,365	9,920
Subsidiaries	1,940	1,852	1,694
Total	12,550	12,217	11,614

As of December 31, 2024, we had 11,614 employees (on a consolidated basis), of whom 8,886 (including Banco de Chile and subsidiaries) were unionized, representing 76.5% of the total employees of the Bank and its subsidiaries. As of the same date, all management positions were held by non-unionized employees.

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

In 2022, we carried out a renegotiation of the collective bargaining agreements with Banchile’s union, reaching a three-year agreement, expiring in 2025 and during 2023 we renegotiated the collective bargaining agreements with ten Bank’s unions also reaching a three-year agreement, expiring in 2026. We believe all of these agreements reflect the satisfactory relationships between the Bank and its employees, while reinforcing our commitment to their career development.

We have comprehensive personnel training and development programs that include internal courses on operational, technical and commercial matters, as well as participation in external seminars and conferences. In 2024, the total cost of training programs was approximately 0.5% of our consolidated personnel expenses. These expenses were associated with 5,625 training courses that were attended by 286,589 attendees. In addition, for the year ended December 31, 2024, the Bank granted 257 scholarships to staff members for specialization purposes.

We do not maintain any pension or retirement programs for the vast majority of our employees. We do, however, pay certain long-serving key employees a severance payment upon retirement. Although we have provided productivity bonuses to individual employees on a discretionary basis, we do not maintain a formal profit-sharing plan.

SHARE OWNERSHIP

Mr. Jean Paul Luksic, member of our board of directors since April 2013, together with members of their family, control Quiñenco S.A. (“Quiñenco”). As of April 17, 2025, Quiñenco directly and indirectly owns 50% of LQIF, which in turns owns directly 46.34% of our outstanding shares and 4.81% through Inversiones LQ-SM Ltda. (“LQ-SM”). Quiñenco also directly holds 0.11% of our total common stock.

LQIF and LQ-SM are investment vehicles incorporated under Chilean law through which Quiñenco and Citigroup hold their ownership interests in Banco de Chile. As part of the strategic partnership between Citigroup and Quiñenco, they entered into a framework agreement which was included in our 6-K filed on July 20, 2007. Pursuant to this agreement and following the merger of Citibank Chile into Banco de Chile, Quiñenco and Citigroup became the shareholders of LQIF, the parent corporation of Banco de Chile. LQ-SM is an investment vehicle whose major shareholder LQIF owns 99.99% of its shares.

As of April 17, 2025, Citigroup is the owner of 50% of LQIF and Quiñenco, directly and indirectly, owns 50% of LQIF.  Regardless of any increase in participation by Citigroup, however, the framework agreement provides that Quiñenco will remain in control of LQIF and the corporations that are directly or indirectly controlled by LQIF. Accordingly, Quiñenco will maintain the power to elect the majority of the directors of LQIF and Banco de Chile.

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

The following diagram shows our share ownership structure as of April 17, 2025:

Source: Banco de Chile.

Major Shareholders

The following table sets forth certain information regarding the ownership of outstanding shares as of April 17, 2025 for the following:

●	each person or entity who is known by us to own beneficially more than 5% of our outstanding shares and LQIF; and

●	our directors and members of our executive management group, as a group.

Ownership in Banco de Chile

(As of April 17, 2025)

Name	Amount Owned	Percentage
LQIF and LQ-SM(1)	51,670,277,343	51.15%
Directors and executive officers as a group(2)	3,109,801,088	3.07%

(1)	LQIF and LQ-SM hold 46.34% and 4.81%, respectively, of our shares. In connection with the framework agreement executed between Citigroup, Inc. and Quiñenco S.A. in July 2007, as amended, and following the merger of Citibank Chile into Banco de Chile, Citigroup became a shareholder of LQIF. As of April 17, 2025, Citigroup is the owner of 50% of LQIF, and Quiñenco directly and indirectly owns 50% of LQIF. Regardless of any increase in participation by Citigroup, however, the agreement provides that Quiñenco will remain in control of LQIF and the corporations that are directly or indirectly controlled by LQIF. Accordingly, Quiñenco will maintain the right to elect the majority of the directors of LQIF and Banco de Chile. As of December 31, 2024, members of the Luksic family or their affiliates beneficially owned 82.9% of the common shares of Quiñenco S.A. Mr. Jean Paul Luksic is a member of our board of directors.
(2)	Percentage reflects direct and indirect share ownership, excluding the share ownership of Mr. Jean Paul Luksic, member of our board of directors, whose direct and indirect ownership is reflected and discussed under the share ownership of LQIF and LQ-SM above.

RELATED PARTY TRANSACTIONS

In the ordinary course of our business, we engage in a variety of transactions with certain of our affiliates and related parties. Financial information concerning these transactions is set forth in Note 40 to our audited consolidated financial statements as of and for the year ended December 31, 2024, included elsewhere in this annual report. In accordance with the Chilean Corporations Law, related party transactions in publicly held corporations are defined as every negotiation, act, contract or operation in which the corporation deals with any of the following persons: (i) one or more persons related to the corporation, in accordance with the Chilean Securities Law No. 18,045; (ii) a director, manager, administrator, main executive or liquidator of the corporation, acting on its own behalf or on behalf of third parties, or their respective husband or wife or any other person to which such director, manager, administrator, main executive or liquidator has a second degree relationship with (either by consanguinity or affinity); (iii) companies or corporations in which the persons mentioned in the previous item are owners, directly or through other juridical or natural persons, of 10% or more of its capital, or directors, managers, administrators or main executives; (iv) those established in the bylaws of the corporation or those identified by the directors committee on a well-founded basis, as the case may be, even in the event of those set out at the final paragraph of article 147; or (v) those in which a director, manager, administrator, main executive or liquidator of the corporation has acted as a director, manager, administrator, main executive or liquidator within 18 months of the relevant transaction.

We may only enter into transactions with related parties if (i) the purpose of the transaction is in our best corporate interest, (ii) the transaction reflects prevailing market prices, terms, and conditions and (iii) the transaction complies with the requirements and procedures specified in the Chilean Corporations Law, which requires our board of directors to approve the relevant transaction based upon the criteria mentioned in items (i) and (ii) of this paragraph, among other requirements. In order for our board of directors to approve any such transactions, the related party involved in or negotiating the transaction must give prior notice to our board of directors and the respective director must abstain from voting.

A violation of these provisions shall not affect the transaction’s validity, but shall grant us or our shareholders the right to request reimbursement of a sum equivalent to the benefits improperly obtained by the related party as a result of the relevant transaction and claim damages for the benefit of the company. All board resolutions approving such related party transactions must be reported to our shareholders at the following shareholders’ meeting. In addition, violations of this provision may result in administrative or criminal sanctions.

The following transactions with related parties may be executed without complying with the requirements and procedures specified in article 147 of the Chilean Corporations Law, subject to the prior approval of our board of directors: (i) transactions whose amount is not material (for this purpose, the amount of an act or contract is deemed material if (1) it exceeds 1% of our paid-in capital and reserves, unless it does not exceed UF 2,000 or (2) in any event if it exceeds UF 20,000; and there is a presumption that all contracts celebrated within a period of 12 months constitute one single transaction, irrespective of whether they are executed in one or more separate transactions during such period of time); (ii) transactions that, according to the new customary transactions policy, as assessed by the directors/audit committee and adopted by the board of directors of the corporation in accordance with certain minimum requirements of the Norma de Carácter General N° 501 issued by the CMF in January 2024, are considered customary in connection with the corporate purpose; however, the above mentioned policy may not authorize the execution of acts or contracts that involve more than 10% of the corporation’s assets; and (iii) transactions among corporations in which we own, directly or indirectly, at least 95% of the stake of the counterparty.

In connection with number (ii) above, on August 28, 2024, our board of directors adopted a policy which permits us to carry out certain transactions with related parties without the requirements and procedures set forth in the Chilean Corporations Law. The Customary Transactions Policy adopted by our board of directors permits to execute transactions in the ordinary course of our business with clients such as opening current accounts, making deposits, extending loans or credit lines with or without collateral, factoring transactions, the sale and transfer of commercial paper, collections, payments and funds transfers, foreign exchange transactions and issuing letters of credit, among others, and certain transactions with our banking service provider (sociedad de apoyo al giro). This policy has also been extended to our applicable subsidiaries.

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

On December 27, 2007, Quiñenco, Citigroup Chile S.A. and the minority shareholders of LQIF entered into a shareholders’ agreement (the “Shareholders’ Agreement”) that formalized the rights of Citigroup Inc. with respect to the governance rights in us as set forth in the Framework Agreement (and as discussed above). The Shareholders Agreement, as amended, became effective on January 1, 2008.

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

On December 19, 2008, Quiñenco, Citigroup Inc. and Citibank Overseas Investment Corporation amended the Framework Agreement (the “2008 Amendment”), and through it the Shareholders’ Agreement. The 2008 Amendment provided that if Citigroup Inc. did not acquire 8.52% of LQIF’s shares (to hold at least a 41.4778% ownership interest in LQIF) as a consequence of the actions and decisions of any relevant authority in the United States, Quiñenco shall have the right to compensation as provided in the 2008 Amendment, and Citigroup Inc. shall have the option of acquiring either a 41.4778% or a 50% interest in LQIF. Furthermore, the 2008 Amendment provided that if for any reason Citigroup Inc. did not exercise any of the call options mentioned in the previous sentence, Quiñenco or its affiliates, as applicable, shall be entitled to require Citigroup Inc. to sell to them a number of shares of LQIF such that, after such sale, Quiñenco shall directly or through its affiliates own an 80.1% ownership interest in LQIF. If this had occurred, Citigroup Inc.’s governance and other shareholder rights mentioned in the preceding paragraph should have been those provided in Clause Six of the Shareholders’ Agreement. Notwithstanding these provisions, on January 29, 2010, Citigroup Inc. exercised a call option to acquire 8.52% of LQIF’s shares and, on March 15, 2010, Citigroup Inc. exercised another call option to acquire an additional 8.52% of LQIF’s shares. Consequently, since April 30, 2010, Citigroup Inc. and Citigroup Overseas Investment Corporation indirectly own 50% of LQIF. As a result, since April 30, 2010, Citigroup Inc. has been granted certain corporate governance rights over us, as described above.

Effective January 9, 2014, Quiñenco Citigroup Inc. and Citibank Overseas Investment Corporation entered into an amendment to the Framework Agreement, and additionally Quiñenco, Citigroup Chile S.A. and other shareholders of LQIF entered into an amendment to the Shareholders’ Agreement (collectively, the “2014 Amendments”), to, among other things, reduce LQ Inversiones Financieras S.A.’s minimum shareholding in Banco de Chile (direct and indirect) from 58.33% to 51%. Prior to the 2014 Amendments, Citigroup had the right to appoint five of the permanent members of our board of directors, provided that the number of directors Citigroup had the right to appoint was reduced by the number of directors appointed by minority shareholders, subject to a minimum of one permanent director appointed by Citigroup. Pursuant to the 2014 Amendments, Citigroup maintains its right to appoint five of the permanent members of our board of directors, except that in the event our minority shareholders appoint five permanent directors and thus no person proposed by Citigroup can be appointed as a permanent director, then Citigroup shall have the right to appoint two alternate directors.

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

On December 27, 2007, we also entered into a Trademark License Agreement with Citigroup Inc. in which Citigroup Inc. granted us a non-exclusive paid-up and royalty-free license to use certain of Citigroup Inc.’s trademarks in Chilean territory. In addition, Citigroup Inc. granted us a license to use its domain name solely in connection with marketing and promoting authorized services in Chilean territory. This agreement was replaced by the new Trademark License Agreement dated October 22, 2015 and by the Amended and Restated Trademark License Agreement dated November 29, 2019, which was further amended on August 29, 2023 and December 11, 2024, as mentioned below.

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

On October 22, 2015, and effective January 1, 2016, we entered into a new Global Connectivity Agreement, a new Cooperation Agreement, and a new Trademark License Agreement with Citigroup Inc., replacing the original agreements mentioned above (the “2015 Global Connectivity Agreement”, “2015 Cooperation Agreement” and “2015 Trademark License Agreement”, respectively). Later, the 2015 Global Connectivity Agreement was amended on April 26, 2021, August 31, 2021 and August 29, 2023. As for the 2015 Trademark License Agreement, it was replaced by the Amended and Restated Trademark License Agreement dated November 29, 2019, for the same term as the 2015 Cooperation Agreement (the “2019 Amended and Restated Trademark License Agreement”). The 2019 Amended and Restated Trademark License Agreement was amended on August 29, 2023 regarding certain licensed logo and trademark and further amended on December 11, 2024 regarding the scope of use of certain brands in terms that the license to use them was circumscribed to certain products and services related to enterprise and corporate banking, investment banking and other businesses, as well as outside the offices of the Banco Edwards network of Banco de Chile.

On January 26, 2017 and effective as of January 1, 2017, we entered into a new Master Services Agreement with Citigroup Inc. replacing the original agreement dated September 25, 2009, which expired on January 1, 2017 (the “2017 Amended and Restated Master Services Agreement”). This agreement had the same duration of the 2015 Cooperation Agreement as mentioned above. The 2017 Amended and Restated Master Services Agreement regulated certain reciprocal services to be provided by the parties and seeks to foster global connectivity with respect to the banking and financial services referred to in the 2015 Global Connectivity Agreement and in the other agreements executed with Citigroup Inc. The 2017 Amended and Restated Master Services Agreement has been restated and amended on November 29, 2019, August 31, 2021 and August 29, 2023 (the latter, the “2023 Amended and Restated Master Services Agreement”).

The 2015 Global Connectivity Agreement and the 2015 Cooperation Agreement each have a duration period of two years as of January 1, 2016 and have been extended several times. The last time such agreements were extended was on August 29, 2023, when the parties agreed to extend their terms from January 1, 2024 to January 1, 2026. However, the parties may convene before August 31, 2025 to agree on an extension to these agreements for a new period of two years commencing on January 1, 2026 until January 1, 2028. In the event that the parties do not agree to an extension, these agreements will be automatically extended once for a period of one year starting January 1, 2026 until January 1, 2027, date on which they shall terminate without any formality. If the parties agree to the two-year extension mentioned above, the same renewal procedure may be used by the parties to extend the agreements in the future, as many times as they agree. The 2019 Amended and Restated Trademark License Agreement and the 2023 Amended and Restated Master Services Agreement have the same duration as the 2015 Cooperation Agreement.

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

On April 10, 2025, our Board of Directors resolved, subject to prior authorization from the CMF, to absorb our collection services subsidiary Socofin S.A. through the acquisition of its shares held by Banchile Asesoría Financiera S.A. Consequently, this action will result in the dissolution of Socofin S.A. Furthermore, upon the dissolution of the aforementioned entity, the Bank will assume the status of legal successor and continuer thereof.

For more information on our transactions with related parties, see Note 40 to our audited consolidated financial statements as of and for the year ended December 31, 2024, included elsewhere in this annual report.

Loans to Related Parties

As disclosed in Note 40(b) to our audited consolidated financial statements as of and for the year ended December 31, 2024, included elsewhere in this annual report, we incurred an aggregate of Ch$179,866 million in expenses and recorded Ch$156,088 million in income from transactions with related parties in 2024, other than loans.

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

We held an aggregate of Ch$364,216 million in loans (once allowances for loan losses are deducted) to related parties, as of December 31, 2024. As of the same date we held other assets with related parties amounting to Ch$592,822 million while liabilities with related party transactions amounted to Ch$861,043 million. See Note 40(a) to our audited consolidated financial statements as of and for the year ended December 31, 2024, included elsewhere in this annual report for additional details concerning on these transactions.

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

Banchile Corredores de Bolsa’s attorneys in charge of the claim believe that there are solid grounds to obtain a judgment in favor of Banchile Corredores.

As of the date of this annual report, there are no new developments on this case.

Consumer Protection Claim

In March 2022, we were notified of a lawsuit filed by SERNAC on the grounds that: 1) the Bank allegedly charges certain expenses and judicial collection fees that, under SERNAC’s view, should be charged within applicable limits; and 2) certain contractual clauses should be declared as abusive. In the lawsuit, SERNAC requests the court to order the Bank to reimburse the purportedly overcharged expenses and fees and to apply the maximum legal fines. The Bank has contested this lawsuit, seeking its full dismissal on the grounds that it has complied with applicable regulations in all respects. As of the date of this annual report, this procedure is currently in the stage of providing evidence and it is not possible to estimate the monetary amounts involved in this claim or to determine whether it could have a material impact on our results of operations.

Spanish Court’s Request to Chilean Judicial Authorities

Please refer to “Item 8. Financial Information—Legal Proceedings—Request from Spanish Court to Chilean Authorities” of the Bank’s Form 20-F for the year ended December 31, 2013, as filed with the U.S. Securities and Exchange Commission on April 25, 2014. As described therein, the applicable Spanish court sent a rogatory letter to the applicable Chilean judicial authorities in order to notify them that a lawsuit pending before the Spanish Court had been amended to add causes of action concerning concealment of assets and money laundering against our chairman and the former manager of our former New York branch and against us, Banchile Corredores and Banchile Administradora General de Fondos S.A., the latter three facing subsidiary civil liability only. The rogatory letter, among other items, requested a joint guarantee from the defendants in the amount of U.S.$77,348,374 and, if the aforementioned parties were not to grant such a joint guarantee, requested the attachment of assets of up to U.S.$103,131,165. In April 2012, the Spanish court temporarily dismissed such lawsuit on the grounds that Chilean judicial authorities were investigating the same matters and, therefore, should take lead on said investigation. Likewise, the Chilean judicial investigation, where no charges were filed against us or our related parties, was temporarily dismissed in January 2014. However, the Spanish investigation was reopened in 2021. As such, we hereby provide an update of the current status.

In January 2021, the Criminal Chamber of the National Audience of Spain, sustaining a petition from the plaintiff, ordered the reopening of this investigation and later, through a rogatory letter sent by the Spanish court to the Chilean judicial authorities, we, our subsidiaries, Banchile Corredores and Banchile Administradora General de Fondos S.A., and our Chairman were notified of the reopening of this investigation.

During 2022, through a new rogatory letter from the applicable Spanish court to the Chilean Supreme Court, we, our chairman, Banchile Corredores and Banchile Administradora General de Fondos S.A. were notified of the lawsuit described above, becoming parties in the case before the Spanish Court. As such, we, our chairman and the aforementioned subsidiaries requested to the Spanish court the final dismissal of the case, which was ruled in our favor ordering the definitive dismissal by a final and unappealable judgment of the Court. As of the date of this annual report, this procedure has been finalized.

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

Dividends

General

We currently have a single series of common shares and the dividends on our shares are proposed by our board of directors and are approved by our shareholders at the ordinary annual shareholders’ meeting following the year with respect to which the dividends are proposed. Our ordinary annual shareholders’ meeting is required to be held in the first three months of each year. Following shareholder approval, the dividends are declared and paid. Dividends are paid to shareholders of record on the fifth business day preceding the date set for payment of the dividend. The applicable record dates for the payment of dividends to holders of our ADSs are, to the extent practicable, the same. Under the Chilean Corporations Law and regulations issued thereunder, Chilean publicly held corporations are generally required to distribute at least 30% of their consolidated annual earnings as dividends, except to the extent they have accumulated losses. Under the General Banking Act, a Chilean bank may pay dividends upon approval of its shareholders from (i) net earnings of previous fiscal years (i.e., interim dividends are not permitted), (ii) the reserve kept for that purpose or (iii) other funds permitted under Chilean law. In addition, the amount of the dividends that may be paid by Chilean banks are limited if mandatory additional capital requirements, and/or additional countercyclical buffer capital that may be requested by the Central Bank, are not met.

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

In March 2025, our shareholders at the ordinary annual shareholders meeting agreed to the distribution and payment of dividend No. 213 in the amount of Ch$ 9.85357420889 per ordinary share, with a corresponding charge to our 2024 net distributable income.

The following table sets forth the cash dividends declared per common share during the years ended December 2022, 2023 and 2024:

	As of and for the Year Ended December 31,
	2022	2023	2024
	(in Ch$, except percentages)			(in U.S.$)
Dividend payout ratio(1)	68.14%	69.71%	67.58%
Dividend per Common Share(2)	5.34	8.58	8.08	0.009

(1)	Dividend payout ratio is calculated by dividing the amount of dividends paid by the earnings per share in the prior fiscal year.
(2)	Dividends per share are calculated by dividing the amount of the dividend paid during each year by the previous fiscal year’s number of outstanding shares.

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

Stock Dividends

During 2022, 2023 and 2024, no stock dividends, in the form of fully paid-in shares, were distributed to our shareholders.

Capital Increases

During 2022, 2023 and 2024, no stock dividends, in the form of fully paid-in shares, were distributed to our shareholders.

ADR Holders

Dividends payable to holders of our ADSs are net of conversion expenses of the depositary and are subject to Chilean Withholding Tax, currently set at the rate of 35%, subject to certain credits. For further information on these taxes see “Item 5. Operating and Financial Review and Prospects—Operating Results—Income Tax and Item 10. Additional Information—Taxation—Chilean Tax Considerations.” Owners of our ADSs are not charged any fees by us with respect to cash or stock dividends.

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

The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The Santiago Stock Exchange, which is Chile’s main exchange, had a market capitalization of approximately U.S.$159,003.6 million as of December 31, 2024. As of the same date, the total annual trading turnover was approximately U.S$28,823.0 million while the average monthly trading turnover was approximately U.S.$2,401.9 million. The Santiago Stock Exchange was established in 1893 and is a private company whose equity consists of 48 million shares owned by 30 shareholders as of December 31, 2024. As of the same date, 188 companies by means of 204 series of stocks were listed on the Santiago Stock Exchange.

In addition, as reported by the Santiago Stock Exchange, the ten largest companies in terms of market capitalization represented approximately 47.2% of the Santiago Stock Exchange’s aggregate market capitalization as of December 31, 2024. As of the same date, the ten most traded companies accounted for approximately 69.2% of the Santiago Stock Exchange’s equity trading. During 2024 approximately 41% of the companies listed on the Santiago Stock Exchange had their shares traded on an average of 70% or more of the exchange’s trading days.

Our ADSs, each representing 200 shares of common stock, without nominal (par) value, have been listed on the NYSE since January 2, 2002, under the symbol “BCH.” JPMorgan Chase Bank is our depositary for purposes of the ADSs. As of December 31, 2024, a maximum of 15,208,517 ADSs were outstanding (equivalent to 3,041,703,400 shares of common stock or 3.01% of the total number of issued shares of common stock as of the same date). Since certain of our ADSs are held by brokers or other nominees, the number of record holders in the United States may not be fully indicative of the number of direct beneficial owners in the United States or of where the beneficial owners of such shares are resident.

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

Capitalization

As of April 17, 2025, there are 101,017,081,114 Banco de Chile shares outstanding of our capital stock. All of such shares are fully paid.

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

According to the General Banking Act, a bank may not grant loans to related parties on terms more favorable than those generally offered to non-related parties. Article 84 No. 2 of the General Banking Act and the regulations issued by the CMF provides that a natural person will not be considered related to the bank by the mere fact of owning up to 1% of the shares of such bank. Likewise, a legal person will not be considered to be related to the bank by the mere fact of owning directly, indirectly or jointly with other companies with which it forms a unit of economic interest, up to a 1% of the bank’s shares. The foregoing percentages shall be 5% in the case of shareholders, whether people or entities, of a bank whose shares are traded on a stock exchange. Additionally, the General Banking Act imposes certain restrictions on the amounts and terms of loans made by banks to related parties. These provisions would also apply to beneficial owners of ADSs representing more than 1% or 5%, as applicable, of the shares. For further information, see “Item 4. Information on the Company—Regulation and Supervision—Lending Limits.”

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

Our shareholders’ meetings held in 2022 were:

●	The ordinary annual shareholders’ meeting held on March 17, 2022, where our shareholders agreed to the distribution and payment of dividend No. 210, in the amount of Ch$5.34393608948 per Banco de Chile common share, with a charge to 2021 net distributable income of Banco de Chile.

Our shareholders’ meetings held in 2023 were:

●	The ordinary annual shareholders’ meeting held on March 23, 2023, where our shareholders agreed to the distribution and payment of dividend No. 211, in the amount of Ch$ 8.58200773490 per Banco de Chile common share, with a charge to 2022 net distributable income of Banco de Chile.

Our shareholders’ meetings held in 2024 were:

●	The ordinary annual shareholders’ meeting held on March 28, 2024, where our shareholders agreed to the distribution and payment of dividend No. 212, in the amount of Ch$ 8.07716286860 per Banco de Chile common share, with a charge to 2023 net distributable income of Banco de Chile.

As of April 17, 2025, the following shareholders’ meeting had been held:

●	The ordinary annual shareholders’ meeting held on March 27, 2025, where our shareholders agreed to the distribution and payment of dividend No. 213, in the amount of Ch$9.85357420889 per Banco de Chile common share, with a charge to 2024 net distributable income of Banco de Chile.

Dividend, Liquidation and Appraisal Rights

For a description of the provisions of our estatutos related to our dividends, see “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Dividends.”

Dividends that are declared but not paid by the date set for payment at the time of declaration are adjusted from the date set for payment to the date such dividends are actually paid, and interest is accrued thereon. The right to receive a dividend expires if it is not claimed within five years from the date the dividend is payable, and the funds may be claimed by the Chilean treasury.

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

The Deposit Agreement between Banco de Chile and JP Morgan Chase Bank, N.A., as amended from time to time, which set forth the terms and conditions of Banco de Chile’s ADS program are subject to the exchange regulations of general applicability of Chapter XIV of the Compendium of Foreign Exchange Regulations (“Compendium”), as may be amended from time to time, or such new regulations that may be issued in the future. The Deposit Agreement, as amended, can be found as Exhibits to former annual report and is also available at SEC´s website.

Banco de Chile’s ADS facility is governed by Chapter XIV of the Compendium. According to Chapter XIV, the establishment of an ADS facility is regarded as an ordinary foreign investment, subject to the above-mentioned limitations, and it is not necessary to seek the Central Bank’s prior approval in order to establish an ADS facility. The establishment of an ADS facility only requires that the Central Bank be informed of the transaction, and that the transaction be conducted through the Formal Exchange Market.

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

For Chilean tax law purposes, under Law No. 21,210 published in February 2020, an individual holder resides in Chile if the individual has resided in Chile for more than 183 continuous or discontinuous days within the last 12 months. On its turn, for Chilean tax law purposes an individual holder is domiciled in Chile if he or she resides in Chile with the real or supposed purpose of staying in the country. Domicile is defined as residence in a place with the intention of staying there. The intention is proved through facts and circumstances. Accordingly, the Chilean Internal Revenue Service has interpreted that an individual without residence in Chile may, nonetheless, be considered as domiciled in Chile since the day of entry into the country if he or she intends to stay in Chile and such intention is evidenced, for example, by circumstances such as the acceptance of a job position in Chile or the relocation of his or her family to the country, among other considerations., The Chilean Internal Revenue Service has also interpreted that an individual may lose residence when he or she is absent from Chile for more than 184 days in 12 consecutive months and that he or she may lose his or her domicile when he or she no longer has the main seat of his business in Chile. The Chilean Internal Revenue Service established affidavits under article 103 of the Income Tax Law for those who express their intention to acquire or lose domicile in Chile which will be considered together with other circumstances to define the quality of domiciled in the country. Taxpayers must pay personal income tax accrued through the year in which said affidavit is submitted.

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

Law No. 21,713 was published on October 24, 2024 and is primarily focused on tax compliance and improving tax enforcement under the prevailing tax system by considering seven main pillars: (i) the modernization of the tax management framework and the tax and customs courts (ii) an improved control of informality, (iii) the introduction of new rules that aim to prevent and uncover tax crimes, such as the creation of the “anonymous whistleblower”, (iv) the reinforcement of the local IRS capabilities to avoid aggressive tax planning by the tax avoidance regulation, (v) the introduction of additional powers for the Taxpayer’s Ombudsman Agency, (vi) regularization of tax obligations by making payment programs more flexible, and (vii) a strong focus on institutional strengthening and probity.

Among relevant matters regulated in this law are:

i) VAT on imported goods by expanding or replicating the digital services VAT regulation to imported goods under USD$500, wherein foreign digital intermediation platform or marketplaces operators will be VAT payers;

ii) Transfer pricing regulation, which was conformed to OECD standards and expressly recognized the arm’s length principle, prefiling meetings with the Chilean tax authority were introduced and regulated as well as roll-back advance pricing agreements, self-adjustment of transfer prices, and adjustments by interquartile range rather than a fixed value;

iii) Introduction of the concept of tax sustainability and regulation of company groups tax enforcement procedures;

iv) Modifications regarding the recognition of passive income of controlled entities abroad (CFC), the relationship rules are extended for the purpose of determining the control of entities abroad, making the relationship rules of the Tax Code applicable and adding presumptions of relationship;

v) Amendments regarding preferential tax regimes, current text of article 41 H is replaced, modifying the grounds for a jurisdiction to be considered a preferential tax regime. The new proposed conditions must be jointly and severally met. These conditions consist of: (a) That there is not treaty in force with Chile that allows the effective exchange of information for tax purposes and (b) That it is not considered compliant or substantially compliant in terms of transparency and exchange of information for tax purposes, according to the rating made by the global forum on transparency and exchange of information for tax purposes. the Chilean tax authority shall issue a resolution with the territories or jurisdictions that are in this situation.

In particular, the approved regulations with an impact on the banking industry are:

vi) Modifications to the procedure to lift banking secrecy and accessing client´s banking information.

vii) Banks, among other audited institutions, must report to the Chilean tax authority information regarding the number and amount of credits received in their client’s accounts when they surpass 50 movements in one day, week or month, or they surpass 100 movements in six months. The information must contain the amount of the payments, but will not include information regarding the persons or entities that made the payments.

viii) To process any credit or loan application or any operation of a patrimonial nature with commercial banks, and in which the applicant in a legal person or other type of business entity, the bank must require the commencement of activities of the respective legal person or business entity.

This information is not intended as tax advice to any particular investor. Such advice would require a complete understanding of an investor’s particular tax situation.

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

Notwithstanding the above, as of January 1, 2017 onwards Banco de Chile has been subject to a semi-integrated system (current general tax regime) by which personal or withholding taxes are only triggered upon distribution of taxable profits to the company’s owners or shareholders, with a tax credit of only 65% of the paid Corporate Tax, unless the owner or shareholder is resident in a country party to a Double Taxation Avoidance Treaty with Chile that meets the legal requirements, in which case a tax credit up to 100% of the corporate tax paid by the company can be used against withholding taxes, which is the case of the DTAT entered between Chile and the United States.

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

(1)	The main aspects concerning taxation of foreign investments made in mutual and public funds are the following:

a)	In general, foreign investors are subject to a 10% Sole Tax over dividends and other forms of payment of taxable income originated from the Fund’s investments which would generally be subject to Chilean Withholding Tax, except if they are attributed to non-taxable income or income exempted from Chilean Withholding Tax.

b)	The rescue of Fund quotas (capital investments) is not subject to Chilean taxes, only to the extent that the fund has been liquidated, only with respect to the capital invested plus its readjustment by inflation.

c)	The capital gains arising from the sale or redemption of Fund’s quotas for reasons other than the Fund’s termination is subject to a 10% Sole Tax.

(2)	In the case of Funds that have at least 80% of their investment portfolio invested in certain foreign assets during at least 330 continuous or discontinuous days within the fiscal year, the foreign investments are taxed according to the following rules:

a)	Dividends attributed to income proceeding from the Fund’s investments in foreign assets (80% or more) are not subject to taxes in Chile. Dividends attributed to income proceeding from the Fund’s investments in Chilean assets (20% or less) are subject to a 10% Sole Tax, except for those who correspond to non-taxable o exempted income.

b)	The capital gains produced by the sale or redemption of fund quotas for reasons other than the Fund’s termination are exempted from Chilean taxes.

c)	Interests attributed to income proceeding from the Fund’s investments in foreign assets (80% or more) are not subject to taxes in Chile. Interests attributed to income proceeding from the Fund’s investments in certain Chilean assets (20% or less) and other specific kinds of investments are subject to a 4% Sole Tax, except for those who correspond to non-taxable o exempted income. No tax credits available.

d)	Whatever the percentage of the investment portfolio of the Fund is invested in foreign assets, dividends and interest payments will be subject to the general tax regime (Corporate Tax plus Chilean Withholding Tax with a credit for paid Corporate Tax) if any individual or entity with domicile or residence in Chile holds an interest, or is entitled to benefits, of 5% or more in one of the foreign holders, excluding foreign individuals and institutional investors.

This special tax treatment also requires that the internal investment policy of the Fund:

(a)	be in line with such percentage being invested specific foreign assets during the referred period of time; and

(b)	mandate that all other income proceeding from the remaining percentage of their portfolio investment (local assets) and not exempted from Chilean Withholding Tax be completely distributed among its participants during that year of their perception or during the 180 day-period following such fiscal year’s closing.

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

According to the Chilean Income Tax Law, bonds and other debt instruments issued in Chile by Chilean companies are deemed to be located in Chile and therefore, sourced in Chile for income tax purposes.  Therefore, the capital gains arising from their sale is subject to Chilean taxes, even if the seller is a non-resident.  Also, interests arising from debt securities issued through offshore permanent establishments are deemed to be sourced in Chile.

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

Other Relevant Aspects

On December 30, 2023, Law No. 21,641 which “Strengthens the Resilience of the Financial Systems and its Infrastructures” was published in the Official Gazette of the Republic of Chile. Among other matters, this law: (i) requires the Chilean Tax Authority to implement a simplified procedure for certain non-residents to obtain a Chilean Tax ID (RUT) for the purposes of opening and operating a CLP current account in the market, (ii) includes the requirement of a tax information exchange agreement in place between Chile and the non-resident’s country of tax residency, and (iii) modifies the Tax Code to require local banks or correspondent banks to report to the Chilean tax authority the identification of non-residents that open CLP current accounts and contains requirements that these local banks provide information such as credits and debits in these accounts and the amount of these transactions. On April 3, 2025, the Chilean IRS issued regulations addressing the specific requirements for the implementation of the aforementioned simplified procedure for certain non-residents to obtain a Chilean Tax ID (RUT).

On February 2, 2024, Law No. 21,648 was published. This law modifies de Tax Code in order to extend the obligation to inform the tax authority of the beginning of taxable activities, to any person or entity that imports goods which cumulatively or individually have “free on board” value of U.S.$3,000 or more. Taxpayers can be relieved from this obligation if they prove the goods are for personal use or consumption.

Tax Reform currently under discussion

In 2022, the current administration announced several reforms to our tax regime, which resulted in the submission of a tax bill (number 15170-05) to the Congress on July 7, 2022, which was rejected by the Lower House on March 8, 2023 in the initial legislative procedure. In August 2023, after a lengthy dialogue process with diverse economic and political sectors, the Government announced a new proposal to reform the tax system, called “Tax Deal for Development”, which aims to finance the government’s social agenda on diverse matters, including minimum guaranteed pensions, improved health services for lower- and middle-income population, reinforcement of public security and social protection through a National Care System, among other elements. In order to do that, the Tax Deal for Development is expected to be comprised of several bills, one of which is bill number 16475-05, which “creates a Registry of Final Beneficiaries”, presented to Congress on December 14, 2023; such registry would contain the information of the final beneficiaries of legal entities, non-profit or otherwise, investment funds, and other kind of entities. Pursuant to the bill, final beneficiaries are expected to be Chilean or foreign natural persons with or without tax domicile in Chile, who meet the legal criteria established in the bill.

During February 2024, the Finance Ministry held meetings with political parties, announcing the government’s proposal to introduce changes to income tax, tax exemptions and credits while increasing taxes for higher-income individuals, and to reduce the statutory corporate tax rate for companies from 27% to 25%. No bill on this matter has been submitted as of the date herein. Originally the government announced it would be presented in December 2024, which was later postponed to March 2025. As of the date of this annual report, no bill has been presented. News reports and other public sources and records state the contents of the proposal or matters being discussed include: (i) amendments to the general corporate income tax regime including its disintegration, its rate lowered from 27% to 25%, while its shareholders or stakeholder capital gains and dividends tax is fixed at a 16% rate, and the inclusion of a “first distribution tax” at 4% rate; (ii) medium and small business corporate income tax regime reform, by means of establishing a transitory “single-tax” system, which will replace both income and sales tax with a monthly fixed tax of 1 monthly tax unit (a variable unit of account based on the Consumer Price Index), while also establishing a transparency tax regime as the default while maintaining an alternate regime similar to the current one; (iii) increased rates for the top three brackets of personal income tax. As of the date of this annual report, the Chilean Finance Ministry has informed that the current administration will postpone the submission of this bill to Congress due to the uncertain effects of the U.S. foreign trade policy on both the global and local economies. Should the Chilean government decide to submit the bill to Congress in the future, we cannot predict yet whether its enactment would adversely affect our results.

Lastly, on January 6, 2025, the Finance Ministry presented a “Miscellaneous Bill for simplifying and promoting economic activity”, which, in its current state, includes a transitory Corporate Income Tax decrease to 12.5% for companies subject to the current Small and Medium Business Regime. At the moment, this bill is only in its first legislative stage but has taken legislative priority over the Income Tax Reform bill.

As such, we cannot yet determine whether - and how - the final version of these or other reforms, if approved, will impact the Chilean economy and, consequently, the business outlook, the banking business, our results of operations and the taxes paid by us or our local and foreign shareholders in the future.

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

Dividends paid to corporate U.S. Holders with respect to ADSs or shares of our common stock will not be eligible for the dividends received deduction allowed to corporations under the U.S. Code. Under current law, dividends received by certain non-corporate U.S. Holders (including individuals) with respect to ADSs will be subject to U.S. federal income tax at preferential rates if the dividends constitute “qualified dividend income” for U.S. federal income tax purposes. Subject to certain holding period requirements and other conditions, dividends paid on the ADSs or shares of our common stock will be treated as qualified dividend income if:

(1)	the ADSs or shares of our common stock are either readily tradable on an established securities market in the United States, or we are eligible for the benefits of a comprehensive income tax treaty with the United States that the U.S. Internal Revenue Service (the “U.S. IRS”) has approved for purposes of the qualified dividend rules; and

(2)	we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC.

The ADSs are listed on the NYSE and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Moreover, as discussed below under “—Passive Foreign Investment Companies,” we believe that we will not be treated as a PFIC for U.S. federal income tax purposes with respect to our 2024 and current taxable year, and based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, relevant market and shareholder data and our current business plans, we do not anticipate becoming a PFIC in the future. However, there can be no assurance in this regard because the PFIC determination is made annually and is based on the portion of our assets (including goodwill) and income that is characterized as passive under the PFIC rules and our continued qualification for an exception to the PFIC rules for certain foreign banks.

Shares of our common stock are not readily tradable on an established securities market in the United States, but based on U.S. IRS guidance, we expect that dividends paid on shares of our common stock will be treated as qualified dividend income because of the comprehensive income tax treaty between Chile and the United States (the “Tax Treaty”) entered into force on December 19, 2023.

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

ANNUAL REPORT TO SECURITY HOLDERS

We have submitted our 2024 local annual report provided to security holders in electronic format as an exhibit to a report on Form 6-K dated March 7, 2025.

Item 11 Quantitative and Qualitative Disclosures About Market Risk

For quantitative and qualitative information related to market risk, see Note 44 to our audited consolidated financial statements as of and for the year ended December 31, 2024, included elsewhere in this annual report.

Item 12 Description of Securities Other Than Equity Securities

A Debt Securities

Not Applicable.

B Warrants and Rights

Not Applicable.

C Other Securities

Not Applicable.

D American Depositary Shares

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

Payments by the Depositary

The Depositary has agreed to reimburse us for certain reasonable expenses related to the ADS program, subject to a cap agreed between the Depositary and us. These reimbursable expenses currently include, but are not limited to, legal fees, NYSE listing fees, investor relations servicing, investor-related presentations, ADR-related advertising and public relations in those jurisdictions in which the ADRs may be listed or otherwise quoted for trading, and accountants’ fees in relation to our regulatory filings. During the year ended December 31, 2024, we received gross reimbursements from the depositary for an amount of U.S.$185,046.

Please refer to Exhibits 2.2, and 2.3 to annual report on Form 20-F for the year ended December 31, 2021, filed with the SEC on April 29, 2022, for the remaining information relating to our American Depositary Shares required by Item 12 of Form 20-F.

Part II

Item 13 Defaults, Dividend Arrearages and Delinquencies

None.

Item 14 Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15 Controls and Procedures

(a) Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2024.

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

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2024. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO – 2013 framework) in Internal Control Integrated Framework.

Based on our assessment and those criteria, management believes that the company maintained effective internal control over financial reporting as of December 31, 2024.

(c) Report of Independent Registered Public Accounting Firm on Internal Controls

EY Servicios Profesionales de Auditoria y Asesorias Limitada (“EY Audit Ltda”), the independent registered public accounting firm that has audited our financial statements, has issued an audit report on the effectiveness of our internal controls over financial reporting as of December 31, 2024. Their attestation report on internal controls over financial reporting is included herein.

(d) Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2024 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16B Code of Ethics

In 2008, we adopted a new Code of Ethics, as defined in Item 16B of Form 20-F under the Exchange Act, which we last updated in August 2024. The Code of Ethics applies to directors and consultants of our board of directors, to our chief executive officer, chief financial officer, principal accounting officer and persons performing similar functions, and to all other employees without exception. A current copy of the Code of Ethics, also referred herein as our Code of Conduct, is filed as Exhibit 11.1 to this annual report.

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

Item 16C Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, EY Audit Ltda, during the fiscal years ended December 31, 2022, 2023 and 2024:

	Year ended December 31,
	2022		2023		2024
	(in millions of Ch$)
Audit fees	Ch$	839	Ch$	750	Ch$	860
Audit-related fees		–		–		–
Tax fees		28		29		30
Other fees		–		43		23
Total fees	Ch$	867	Ch$	822	Ch$	913

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

“Audit-related fees” in the above table are the aggregate fees billed by EY Audit Ltda. for assurance and related services that are reasonably related to the performance of the audit or review of the Bank’s financial statements and are not reported under “audit fees.” Services such as (i) attestation reports not required by statute or regulations and (ii) merger and acquisition due diligence are included in this line item. During 2022, 2023 and 2024, there were no such services rendered.

“Tax fees” in the above table are the aggregate fees billed by EY Audit Ltda. for permitted tax advisory and tax compliance services.

“All Other fees” in the above table are fees incurred in 2023 and 2024 (no such fees were incurred in 2022) related to certain consulting services such as: (i) operational risk assessment of third-party suppliers, (ii) foreign regulations compliance, and (iii) advisory services.

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

Item 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

We did not make, nor to our knowledge any affiliated purchaser has made, any purchases of our previously issued shares during the fiscal years ended December 31, 2022, 2023 and 2024.

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

Executive Sessions. Non-management directors must meet regularly in executive sessions without management. Independent directors should meet alone in an executive session at least once a year. §303A.03	There is no similar requirement under our bylaws or under applicable Chilean law.

Audit committee. Audit committee must satisfy the independence and other requirements of Rule 10A-3 under the Exchange Act, and the more stringent requirements under the NYSE standards is required. §§303A.06, 303A.07.	We are in compliance with Rule 10A-3. The members of our directors/audit committee are not required to satisfy the NYSE independence and other audit committee standards that are not prescribed by Rule 10A-3.

Nominating/corporate governance committee. Nominating/corporate governance committee of independent directors is required. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. “Controlled companies,” which would include our company if it were a U.S. issuer, are exempt from these requirements. §303A.04	We are not required to have, and do not have, a nominating/corporate governance committee.

NYSE Standards	Our Corporate Governance Practice
Compensation committee. Compensation committee of independent directors is required, which must approve executive officer compensation. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. “Controlled companies,” which would include our company if it were a U.S. issuer, are exempt from this requirement. §303A.05	We are not required to have a compensation committee. Pursuant to the Chilean Corporations Law, our directors/audit committee must approve compensation plans.

Equity compensation plans. Equity compensation plans require shareholder approval, subject to limited exemptions.	Equity compensation plans require shareholder approval, subject to limited exemptions.

Code of Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. §303A.10	We have adopted a code of ethics, also referred herein as Code of Ethics, or Code of Conduct, applicable to all of our executive officers, employees, directors and advisors to our board of directors, a version of which is filed as an exhibit to this Form 20-F. We are required by Item 16B of Form 20-F to disclose any waivers granted to our chief executive officer, chief financial officer, principal accounting officer and persons performing similar functions. Our Code of Ethics sets forth the principles and values that govern personnel conduct as well as other issues such as conflicts of interests, usage of privileged information, internal controls for fraud prevention and labor responsibility, among others.

Item 16H Mine Safety Disclosure

Not applicable.

Item 16I Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J Insider Trading Policies

On March 28, 2024, Banco de Chile approved its insider trading prevention policy which provides the guidelines and procedures reasonably designed to assist the members of the board, the senior management and employees of Banco de Chile who by his or her job, profession or function has access to non-public information of Banco de Chile, to comply with their obligations under the applicable laws and regulations. The insider trading prevention policy is also referred herein as Insider Trading Prevention and Personal Investment Management Policy.

Item 16K Cybersecurity

Risk Management and Strategy

Banco de Chile considers the technology, information security and cybersecurity risk management a fundamental strategic line to identify and assess the risks associated with the Bank’s information assets. For this reason, the Bank has a Technology Risk Management Area responsible for defining, executing and updating its strategy in line with the objectives and priorities defined in the Information Security and Cybersecurity Policy and the Strategic Cybersecurity Plan.

The Technology Risk Management Area has guidelines integrated into the overall Bank’s risk management process to ensure the execution of risk assessment processes as described below:

●	Project Assessment: This process refers to the identification and assessment of risk scenarios arising from new technological changes to be implemented in response to specific business needs (e.g., regulatory changes, system upgrades or implementation of functionalities associated with the Bank’s new products).

●	Suppliers Assessment: This process seeks to ensure cybersecurity in the Bank’s supply chain, through risk analysis and controls prior to and during the implementation of outsourced services. The scope of this process considers all current suppliers and those in the process of providing services to the Bank.

●	Asset Assessment: This process consists of assessing the risk level based on threats, vulnerabilities and sensitivity associated with each technology and information asset owned by the Bank. In turn, the asset assessment process allows us to integrate specific information into the evaluation of the processes, projects, and suppliers.

●	Process Assessment: This process enables a comprehensive identification of technology, information security and cybersecurity risks associated with the Bank’s business processes.

●	Red Team Testing: This process consists of an independent technical security test with the objective of identifying and evaluating vulnerabilities, testing hypotheses, techniques, tactics, and procedures (TTP) of a cyber-attack to improve security processes and configurations within the Bank.

●	Phishing Simulation Testing: This process refers to the performance of testing exercises across the Bank in order to evaluate the Bank´s awareness plan, in order to continue learning about malicious emails that may expose the Bank to cybersecurity threats.

In 2024, we added the following two:

●	Vulnerability management: This process assesses and determines the technical vulnerabilities that could affect the Bank, prioritizing them according to their potential impact, as well as ongoing monitoring and verifying the effectiveness of its mitigation.

●	Cyber Intelligence: This process consists of identifying the threat landscape in which the Bank could be exposed. It is supported by the automation of internal and external threat sources and intelligence feeds.

Furthermore, since 2021 we have engaged an independent third-party provider, which conducts an annual assessment of the Bank’s cybersecurity capabilities and their alignment with the best practices used by banks worldwide.

The Bank considers all information resulting from technology risk management, essential for the risk management process and the control of losses that could occur from operational and cybersecurity incidents. Part of this integration is carried out through executive sessions and aspects mentioned in the governance area.

Although our business strategy, results of operations or financial condition have not been materially affected by cybersecurity incidents during the last five years. We understand that the cybersecurity risks have been increasing, especially as infiltrating technology continues to become increasingly sophisticated, and while we have implemented several procedures, as described above, we must remain vigilant and alert to such risks and keep our systems and procedures updated to the most recent trends.

For further information about the potential cybersecurity risks of the Bank and how they could affect the Company, see “Item 3. Key Information—Risk Factors—Risks Related to Our Business and Industry—Cybersecurity events could negatively affect our reputation or results of operations and may result in litigation.”

Governance

The Bank’s governance procedures for technology, information security and cybersecurity risks involve a set of practices and strategies designed to identify, assess, manage and monitor such risks.

To achieve this goal, the Technology Risk Management Area has established a governance framework through the development of a set of regulations, guidelines and methodologies for its management in different scopes of the business including processes, projects, supply chain, and technology changes, among others. This basis provides the Bank with a standardized and clear view of the way in which risks are identified, assessed and monitored and, in turn, allows external parties to gain an initial insight into the Bank’s general governance framework and to associate it with Area’s lines of work.

The results of technology risk management are firstly presented to the Bank’s senior management through the Higher Operational Risk Committee. This committee is composed by the chairman of the board, directors and alternate directors. According to its bylaws, this committee also includes the Chief Executive Officer and the managers of the Corporate Risk; the Marketing, Technology, and Digital; the Cybersecurity; and the Commercial divisions; and Global Control Area. This committee shares and promotes improvements in risk management with a multidisciplinary view and through collaborative work. See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management” for further information on the background of the managers from those divisions.

In parallel, the Bank’s Board of Directors engages in cybersecurity decision-making through the higher operational risk committee, in which the technology risk management area consolidates and presents the information and results of the risk assessments, monitoring and management for a specific and accumulated timeframe. This committee meets monthly or in extraordinary sessions that may be convened on short notice.

Part III

Item 17 Financial Statements

Not applicable.

Item 18 Financial Statements

Our audited consolidated financial statements are included in this annual report beginning at page F-1. Our financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Item 19 Exhibits

List Of Exhibits

Exhibit No.	Exhibit
1.1	Estatutos of Banco de Chile, which serve as our articles of incorporation and bylaws (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2018, and incorporated herein by reference).
2.1	Amendment No. 2, including Form of ADR, dated October 23, 2018, to the Deposit Agreement among Banco de Chile, JPMorgan Chase Bank, N.A. as depositary and holders from time to time of ADSs (incorporated by reference to our registration statement on Form F-6 (Registration No. 333 171999) filed on October 23, 2018).
2.2	Amendment No. 3, dated August 30, 2021, to the Deposit Agreement among Banco de Chile, JPMorgan Chase Bank, N.A. as depositary and holders from time to time of ADSs (incorporated by reference to our registration statement on Form F-6 (Registration No. 333-171999 (filed on August 30, 2021).
4.1	Master Joint Venture Agreement between Quiñenco S.A., Citigroup, Inc. and Citibank Overseas Investment Corporation, dated July 19, 2007 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2007, and incorporated herein by reference).
4.2	Shareholders Agreement between Quiñenco, S.A., Citigroup Chile S.A. and the minority shareholders of LQIF, dated December 27, 2007 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2007, and incorporated herein by reference).
4.3	Amendment to the Master Joint Venture Agreement between Quiñenco S.A., Citigroup, Inc. and Citibank Overseas Investment Corporation, dated December 19, 2008 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2008, and incorporated herein by reference).
4.4	Amendment to the Shareholders Agreement between Quiñenco, S.A., Citigroup Chile S.A. and the minority shareholders of LQIF, dated January 9, 2014 (English translation) (filed as an exhibit to our current report on Form 6-K dated January 14, 2014, and incorporated herein by reference).
4.5	Amendment to the Master Joint Venture Agreement between Quiñenco S.A., Citigroup, Inc. and Citibank Overseas Investment Corporation, dated January 9, 2014 (English translation) (filed as an exhibit to our current report on Form 6-K dated January 14, 2014, and incorporated herein by reference).
4.6	Merger Agreement between Banco de Chile and Citibank Chile, dated December 26, 2007 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2007, and incorporated herein by reference).
4.7	Cooperation Agreement between Banco de Chile and Citigroup Inc., dated October 22, 2015 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2015, and incorporated herein by reference).
4.8	Global Connectivity Agreement between Banco de Chile and Citigroup Inc., dated October 22, 2015 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2015, and incorporated herein by reference).
4.9	Asset Purchase Agreement between Banco de Chile and Citibank, N.A., dated December 31, 2007 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2007, and incorporated herein by reference).
4.10	Amended and Restated Trademark License Agreement between Banco de Chile and Citigroup Inc., dated November 29, 2019 (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2019, and incorporated herein by reference).
4.11	Extension No. 1 to Cooperation Agreement between Banco de Chile and Citigroup Inc., dated August 24, 2017 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2017, and incorporated herein by reference).
4.12	Second Extension to the Cooperation Agreement between Banco de Chile and Citigroup Inc., dated November 29, 2019 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2019, and incorporated herein by reference).
4.13	First Amendment to the Global Connectivity Agreement between Banco de Chile and Citigroup Inc., dated April 26, 2021 (English translation) (Filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2021, and incorporated herein by reference).

Exhibit No.	Exhibit
4.14	Second Amendment to the Global Connectivity Agreement between Banco de Chile and Citigroup Inc., dated August 31, 2021 (English translation) (Filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2021, and incorporated herein by reference).
4.15	Amended and Restated Master Services Agreement between Banco de Chile and Citigroup Inc., dated August 31, 2021 (Filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2021, and incorporated herein by reference).
4.16	Third Extension to the Cooperation Agreement between Banco de Chile and Citigroup Inc., dated August 31, 2021 (English translation) (Filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2021, and incorporated herein by reference).
4.17	Third Amendment to the Global Connectivity Agreement between Banco de Chile and Citigroup Inc., dated August 29, 2023 (English translation) (Filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2023, and incorporated herein by reference).
4.18	Fourth Extension to the Cooperation Agreement between Banco de Chile and Citigroup Inc., dated August 29, 2023 (English translation) (Filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2023, and incorporated herein by reference).
4.19	Amended and Restated Master Services Agreement between Banco de Chile and Citigroup Inc., dated August 29, 2023 (Filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2023, and incorporated herein by reference).
4.20	Amendment to the Amended and Restated Trademark License Agreement between Banco de Chile and Citigroup Inc., dated August 29, 2023 (Filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2023, and incorporated herein by reference).
4.21*	Amendment to the Amended and Restated Trademark License Agreement between Banco de Chile and Citigroup Inc., dated December 11, 2024.
8.1*	List of subsidiaries.
11.1*	Code of Conduct (English translation) dated August 2024.
11.2	Insider Trading Policy (English translation) (Filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2023, and incorporated herein by reference).
12*	Description of Securities Other Than Equity Securities.
12.1*	Certification under Section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer.
12.2*	Certification under Section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer.
13.1*	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer and the Chief Financial Officer.
97	Clawback Policy (English translation) (Filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2023, and incorporated herein by reference)
101.INS*	XBRL Instance Document.
101.SCH*	XBRL Taxonomy Extension Schema Document.
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed herewith.

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

Date: April 25, 2025

BANCO DE CHILE

By	/s/ Eduardo Ebensperger O.
Name:	Eduardo Ebensperger O.
Title:	Chief Executive Officer

Consolidated Financial Statements

BANCO DE CHILE AND SUBSIDIARIES

December 31, 2024 and 2023

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

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Banco de Chile

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Banco de Chile and subsidiaries (the “Bank”) as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements“). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Bank at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Bank's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 24, 2025, expressed an unqualified opinion thereon.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Allowance for loan losses

Description of the Matter

At December 31, 2024, the Bank’s allowance for individual, grouped loan losses and contingent loan risk (ALL) was Ch$ 130,121 million, Ch$ 565,301 million and Ch$ 87,485 million, respectively. As discussed in Note 2 (i) (viii) to the consolidated financial statements, the allowance is calculated using an expected credit loss model (ECL). This allowance represents a probability-weighted amount, which is determined by evaluating a range of possible outcomes and reasonable and supportable information about past events, current and forecasts of market and economic conditions (Forward looking information – FLI). The allowance is based on the ECL associated with the probability of default in the next twelve months unless there has been a significant increase in credit risk (SICR) since origination or there is objective evidence of impairment. In those cases, the allowance is based on the change in the ECL over the life of the financial instrument.

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

To test the ALL, our audit procedures included, among others, involving our credit risk modelling specialists to assist in assessing the methodology, models and assumptions used to estimate ECL, and comparing management’s forward-looking information to publicly available information from third party sources; and performing independent recalculations. In addition, we assessed significant changes in credit risk rating triggers and testing the completeness and accuracy of underlying data used in the measurement of the ECL. We also assessed the adequacy of the related financial statements’ disclosures.

/s/ EY Audit Ltda.

We have served as the Bank’s auditor since 2002.

Santiago, Chile

April 24, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Banco de Chile

Opinion on Internal Control Over Financial Reporting

We have audited Banco de Chile and subsidiaries’ internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Banco de Chile and subsidiaries (the “Bank”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Bank as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and our report dated April 24, 2025, expressed an unqualified opinion thereon.

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

/s/ EY Audit Ltda.

Santiago, Chile

April 24, 2025

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2024 and 2023

(Expressed in millions of Chilean pesos unless otherwise specified)

	Notes	2024	2023
ASSETS		MCh$	MCh$
Cash and due from banks	7	2,699,076	2,464,648
Transactions in the course of collection	7	372,456	415,505
Financial assets held for trading at fair value through profit or loss:
Derivative financial instruments	8	2,303,353	2,035,540
Debt financial instruments	8	1,714,381	3,363,624
Others	8	411,689	409,328
Financial assets at fair value through other comprehensive income:
Debt financial instruments	9	2,088,345	3,786,525
Equity instruments	9	9,492	11,912
Derivative financial instruments for hedging purposes	10	73,959	49,065
Financial assets at amortized cost:
Rights by resale agreements and securities lending	11	87,291	71,822
Debt financial instruments	11	944,074	1,431,083
Loans and advances to Banks	11	665,715	2,518,590
Loans to customers - Commercial loans	11	19,893,412	19,770,403
Loans to customers - Residential mortgage loans	11	13,197,695	12,277,266
Loans to customers - Consumer loans	11	5,151,755	4,893,418
Investments in other companies	12	67,277	65,082
Intangible assets	13	191,966	170,614
Property and equipment	14	189,073	201,657
Right-of-use assets	15	96,879	108,889
Current tax assets	16	159,869	141,194
Deferred tax assets	16	322,221	320,406
Other assets	17	1,373,541	1,186,013
Non-current assets and disposal groups held for sale	18	42,023	25,457
TOTAL ASSETS		52,055,542	55,718,041

The accompanying notes 1 to 47 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2024 and 2023

(Expressed in millions of Chilean pesos unless otherwise specified)

	Notes	2024	2023
LIABILITIES		MCh$	MCh$
Transactions in the course of payments	7	283,605	356,871
Financial liabilities held for trading at fair value through profit or loss:
Derivative financial instruments	19	2,444,721	2,196,116
Others	19	990	2,305
Derivative Financial Instruments for hedging purposes	10	141,040	160,602
Financial liabilities at amortized cost:
Current accounts and other demand deposits	20	14,630,797	13,670,793
Saving accounts and time deposits	20	14,345,223	15,538,196
Obligations by repurchase agreements and securities lending	20	109,794	157,173
Borrowings from financial institutions	20	1,103,468	5,360,715
Debt financial instruments issued	20	9,690,069	9,360,065
Other financial obligations	20	284,479	339,305
Lease liabilities	15	91,429	101,480
Regulatory capital financial instruments	21	1,068,879	1,039,814
Provision for dividends	22	362,218	373,090
Provisions for contingent loan credit risk	23	87,485	89,640
Other provisions	24	43,120	38,020
Current tax liabilities	16	132	808
Deferred tax liabilities	16	166	—
Employee benefits	25	151,633	154,132
Other liabilities	26	711,398	696,971
TOTAL LIABILITIES		45,550,646	49,636,096

EQUITY
Capital	27	2,418,833	2,418,833
Reserves	27	1,338,954	1,208,562
Accumulated other comprehensive income	27	3,777	24,242
Retained earnings:
Retained earnings from previous periods	27	1,857,072	1,429,370
Income for the year	27	1,248,476	1,374,026
Less: Provision for dividends	27	(362,218)	(373,090)
Shareholders of the Bank	27	6,504,894	6,081,943
Non-controlling interest	27	2	2
TOTAL EQUITY		6,504,896	6,081,945
TOTAL LIABILITIES AND EQUITY		52,055,542	55,718,041

The accompanying notes 1 to 47 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

As of December 31, 2024, 2023 and 2022

(Expressed in millions of Chilean pesos unless otherwise specified)

	Notes	2024	2023	2022
		MCh$	MCh$	MCh$

Interest and UF indexation revenue	29	3,771,059	4,044,665	4,466,881
Interest and UF indexation expense	29	(1,608,304)	(2,123,873)	(2,200,752)
Net interest and UF indexation income		2,162,755	1,920,792	2,266,129

Income from commissions	30	717,347	703,134	671,099
Expense from commissions	30	(161,039)	(168,450)	(148,860)
Net income from commissions		556,308	534,684	522,239

Net Financial income (expense)	31	280,480	469,553	306,824
Income attributable to investments in other companies	32	16,655	13,409	13,031
Result from non-current assets and disposal groups held for sale not admissible as discontinued operations	33	(458)	2,807	4,848
Other operating income	34	51,777	72,939	26,408
TOTAL OPERATING INCOME, BEFORE EXPECTED CREDIT LOSSES		3,067,517	3,014,184	3,139,479

Expected credit losses	39	(352,706)	(201,944)	(412,130)

TOTAL OPERATING INCOME, NET OF EXPECTED CREDIT LOSSES		2,714,811	2,812,240	2,727,349

Expenses from salaries and employee benefits	35	(582,547)	(582,684)	(528,226)
Administrative expenses	36	(416,696)	(403,255)	(350,367)
Depreciation and amortization	37	(94,601)	(92,308)	(84,205)
Impairment of non-financial assets	38	(2,851)	(1,762)	(77)
Other operating expenses	34	(36,039)	(36,090)	(29,464)
TOTAL OPERATING EXPENSES		(1,132,734)	(1,116,099)	(992,339)

NET OPERATING INCOME		1,582,077	1,696,141	1,735,010

Income taxes	16	(333,601)	(322,114)	(289,209)

NET INCOME FOR THE YEAR		1,248,476	1,374,027	1,445,801

Attributable to:
Shareholders of the Bank	27	1,248,476	1,374,026	1,445,799
Non-controlling interests		—	1	2

Earnings per share:		Ch$	Ch$	Ch$
Basic earnings	27	12.36	13.60	14.31
Diluted earnings	27	12.36	13.60	14.31

The accompanying notes 1 to 47 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

As of December 31, 2024, 2023 and 2022

(Expressed in millions of Chilean pesos unless otherwise specified)

	Notes	2024	2023	2022
		MCh$	MCh$	MCh$

NET INCOME FOR THE YEAR		1,248,476	1,374,027	1,445,801

ITEMS THAT WILL NOT BE RECLASSIFIED IN PROFIT OR LOSS
Re-measurement of the liability (asset) for net defined benefits and actuarial results for other employee benefit plans	27	115	(75)	(130)
Fair value changes of equity instruments designated as at fair value through other comprehensive income	27	(212)	5,367	179

COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS BEFORE TAX		(97)	5,292	49

Income tax on other comprehensive income that will not be reclassified to profit or loss		893	(1,429)	(12)

TOTAL COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS AFTER TAX		796	3,863	37

ITEMS THAT CAN BE RECLASSIFIED TO PROFIT OR LOSS
Fair value changes of financial assets at fair value through other comprehensive income	27	(4,664)	8,874	48,076
Cash flow hedges	27	(21,798)	113,183	(215,476)
Participation in other comprehensive income of entities registered under the equity method	27	26	116	(169)

COMPREHENSIVE INCOME THAT WILL BE RECLASSIFIED TO PROFIT OR LOSS BEFORE TAXES		(26,436)	122,173	(167,569)

Income tax on other comprehensive income that can be reclassified in profit or loss	27	5,175	(32,365)	58,977

TOTAL OTHER COMPREHENSIVE INCOME THAT WILL BE RECLASSIFIED TO PROFIT OR LOSS AFTER TAX		(21,261)	89,808	(108,592)

TOTAL OTHER COMPREHENSIVE INCOME FOR THE YEAR	27	(20,465)	93,671	(108,555)

CONSOLIDATED COMPREHENSIVE INCOME FOR THE YEAR		1,228,011	1,467,698	1,337,246

Attributable to:
Shareholders of the Bank		1,228,011	1,467,696	1,337,244
Non-controlling interests		—	2	2

The accompanying notes 1 to 47 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

for the years ended December 31, 2024, 2023 and 2022

(Expressed in millions of Chilean pesos unless otherwise specified)

		Attributable to shareholders of the Bank
	Notes	Capital	Reserves (*)	Accumulated other comprehensive income	Retained earnings from previous years and income (loss) for the year	Total	Non- controlling interests	Total Equity
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Opening balances as of January 1, 2022		2,418,833	904,059	41,617	1,454,462	4,818,971	1	4,818,972
Dividends distributed and paid	27	—	—	—	(539,827)	(539,827)	(1)	(539,828)
Other retention (release) earnings		—	265,646	—	(265,646)	—	—	—
Application of provision for payment of common stock dividends		—	—	—	237,877	237,877	—	237,877
Provision for payment of common stock dividends	27	—	—	—	(422,830)	(422,830)	—	(422,830)
Subtotal: transactions with owners during the year		—	265,646	—	(990,426)	(724,780)	(1)	(724,781)
Income for the year 2022		—	—	—	1,445,799	1,445,799	2	1,445,801
Other reclassifications		—	2,491	(2,491)	—	—	—	—
Other comprehensive income for the year	27	—	—	(108,555)	—	(108,555)	—	(108,555)
Subtotal: Comprehensive income for the year		—	2,491	(111,046)	1,445,799	1,337,244	2	1,337,246
Balances as of December 31, 2022		2,418,833	1,172,196	(69,429)	1,909,835	5,431,435	2	5,431,437

Opening balance as of January 1, 2023		2,418,833	1,172,196	(69,429)	1,909,835	5,431,435	2	5,431,437
Dividends distributed and paid	27	—	—	—	(866,929)	(866,929)	(1)	(866,930)
Other retention (release) earnings		—	36,366	—	(36,366)	—	—	—
Application of provision for payment of common stock dividends		—	—	—	422,830	422,830	—	422,830
Provision for payment of common stock dividends	27	—	—	—	(373,090)	(373,090)	—	(373,090)
Subtotal: transactions with owners during the year		—	36,366	—	(853,555)	(817,189)	(1)	(817,190)
Income for the year 2023		—	—	—	1,374,026	1,374,026	1	1,374,027
Other comprehensive income for the year	27	—	—	93,671	—	93,671	—	93,671
Subtotal: Comprehensive income for the year		—	—	93,671	1,374,026	1,467,697	1	1,467,698
Balances as of December 31, 2023		2,418,833	1,208,562	24,242	2,430,306	6,081,943	2	6,081,945

Opening balance as of January 1, 2024		2,418,833	1,208,562	24,242	2,430,306	6,081,943	2	6,081,945
Dividends distributed and paid	27	—	—	—	(815,932)	(815,932)	—	(815,932)
Other retention (release) earnings		—	130,392	—	(130,392)	—	—	—
Application of provision for payment of common stock dividends		—	—	—	373,090	373,090	—	373,090
Provision for payment of common stock dividends	27	—	—	—	(362,218)	(362,218)	—	(362,218)
Subtotal: transactions with owners during the year		—	130,392	—	(935,452)	(805,060)	—	(805,060)
Income for the year 2024		—	—	—	1,248,476	1,248,476	—	1,248,476
Other comprehensive income for the year	27	—	—	(20,465)	—	(20,465)	—	(20,465)
Subtotal: Comprehensive income for the year		—	—	(20,465)	1,248,476	1,228,011	—	1,228,011
Balances as of December 31, 2024		2,418,833	1,338,954	3,777	2,743,330	6,504,894	2	6,504,896

(*)	Includes share premium of MCh$1,705 for placements of shares.

The accompanying notes 1 to 47 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2024, 2023 and 2022

(Expressed in millions of Chilean pesos unless otherwise specified)

		2024	2023	2022
	Notes	MCh$	MCh$	MCh$
CASH FLOWS FROM OPERATING ACTIVITIES:
Profit for the year before taxes		1,582,077	1,696,141	1,735,010
Income tax	16	(333,601)	(322,114)	(289,209)
Net income for the year		1,248,476	1,374,027	1,445,801
Charges (credits) to income (loss) that do not represent cash flows:
Depreciation and amortization	37	94,601	92,308	84,205
Impairment of non-financial assets	38	2,851	1,762	77
Allowances established for credit risk	39	421,210	321,829	418,416
Provisions for contingent loans	39	(4,200)	(53,875)	51,445
Impairments for credit risk from financial assets at fair value through other comprehensive income	39	1,009	(2,754)	8,009
Fair value of debt financial instruments held for trading at fair value through in profit or loss		(1,712)	2,318	(5,721)
Change in deferred tax assets and liabilities	16	(1,482)	44,545	(91,001)
Net (income) loss from investments in companies with significant influence	32	(8,730)	(13,409)	(13,031)
Net (income) loss on sale of assets received in payments	33	(2,361)	(1,358)	(4,053)
Net (income) loss on sale of sale of fixed assets	33	(938)	(2,971)	(1,043)
Write-offs of assets received in payment	33	1,187	485	38
Net change in exchange rates, interest, readjustments and commissions accrued on assets and liabilities		553,399	203,529	(766,814)
Other charges (credits) that do not represent cash flows		(6,458)	(60,160)	5,567

Changes due to (increase) decrease in assets and liabilities affecting the operating flow:
Net decrease (increase) in accounts receivable from banks		1,853,194	(340,369)	(640,682)
Net (increase) in loans and accounts receivables from customers		(1,535,662)	(913,796)	(1,170,415)
Net decrease (increase) of debt financial instruments held for trading at fair value through profit or loss		1,627,801	(55,256)	432,800
Net (increase) decrease in other assets and liabilities		(287,129)	(53,404)	134,650
Increase (decrease) in deposits and other demand obligations		942,650	(59,946)	(4,951,976)
(Decrease) increase in repurchase agreements and securities loans		(55,184)	(59,972)	143,986
(Decrease) increase in deposits and other time deposits		(1,167,941)	1,288,027	5,029,582
Sale of assets received in lieu of payment		19,556	14,227	18,772
Total net cash flows provided by operating activities		3,694,137	1,725,787	128,612

CASH FLOW FROM INVESTING ACTIVITIES:
Net decrease (increase) of debt financial instruments at fair value through other comprehensive income		1,611,197	257,613	(748,525)
Net decrease (increase) of debt financial instruments at amortized cost		506,337	(493,631)	6,257
Principal and interest payments for obligations under lease contracts	15	(29,991)	(32,084)	(32,375)
Leasehold improvements	15	(872)	(1,993)	(2,529)
Property and equipment purchase	14	(16,354)	(24,751)	(18,706)
Property and equipment sale		1,294	3,626	1,332
Acquisition of intangibles	13	(57,617)	(59,955)	(56,891)
Acquisition of investments in companies	12	—	—	—
Sale of investments in companies		11,791	—	—
Dividend received of investments in companies	12	3,019	4,675	3,622
Total net cash flows provided by (used in) investing activities		2,028,804	(346,500)	(847,815)

CASH FLOW FROM FINANCING ACTIVITIES:
Attributable to the interest of the owners:
Redemption and payment of interest of letters of credit		(639)	(1,012)	(2,101)
Redemption and payment of interest on current bonds		(1,447,751)	(1,813,176)	(1,538,692)
Redemption and payment of interest on subordinated bonds		(50,637)	(52,199)	(58,050)
Current bonds issuance	20	1,012,638	1,224,480	1,355,816
Payment of common stock dividends	27	(815,932)	(866,929)	(539,827)
Increase (decrease) in obligations with foreign banks		91,361	(42,479)	527,027
(Decrease) increase in other financial obligations		(54,802)	(4,646)	94,146
(Decrease) in obligations with the Central Bank of Chile	20	(4,348,400)	—	(14)
Payment of other long-term borrowings		(17)	(58)	(107)
Attributable to non-controlling interest:
Dividend payment and/or withdrawals of paid-in capital in respect of the subsidiaries corresponding to the non-controlling interest		—	(1)	(1)
Total net cash flows (used in) financing activities		(5,614,179)	(1,556,020)	(161,803)

VARIATION IN CASH AND CASH EQUIVALENTS DURING THE YEAR		108,762	(176,733)	(881,006)

Effect of exchange rate changes on cash and cash equivalents		164,743	15,637	38,010
Opening balance of cash and cash equivalent	7	2,991,032	3,152,128	3,995,124
Final balance of cash and cash equivalent	7	3,264,537	2,991,032	3,152,128

	2024	2023	2022
	MCh$	MCh$	MCh$
Interest operating cash flow:
Interest and readjustments received	3,645,741	3,542,933	2,849,799
Interest and readjustments paid	(1,570,720)	(1,434,701)	(1,344,895)

The accompanying notes 1 to 47 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2024, 2023 and 2022

(Expressed in millions of Chilean pesos unless otherwise specified)

Reconciliation of liabilities arising from financing activities:

			Changes from non-cash Flow items
	31.12.2023	Net Cash Flow	Acquisition/ (Disposals)	Foreign currency	UF Movement	31.12.2024
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Letters of credit	1,444	(639)	—	—	45	850
Bonds	10,398,435	(485,750)	—	186,418	658,995	10,758,098
Obligations with banks	1,012,134	91,361	—	(27)	—	1,103,468
Obligations with the Central Bank of Chile	4,348,581	(4,348,400)	—	—	(181)
Other financial obligations	339,305	(54,819)	—	—	(7)	284,479
Dividends paid	—	(815,932)	—	—	—	(815,932)
Dividend payment and/or withdrawals of paid-in capital in respect of the subsidiaries corresponding to the non-controlling interest	—	—	—	—	—	—
Total liabilities from financing activities	16,099,899	(5,614,179)	—	186,391	658,852	11,330,963

The accompanying notes 1 to 47 are an integral part of these consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Company Information:

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

The Bank is a Corporation organized under the laws of the Republic of Chile, regulated by the Chilean Commission for the Financial Market (“CMF”). Since 2001, it is subject to the supervision of the Securities and Exchange Commission of the United States of America (“SEC”), in consideration of the fact that the Bank is registered on the New York Stock Exchange (“NYSE”), through a program of American Depositary Receipt (“ADR”).

Banco de Chile offers a broad range of banking services to its customers, ranging from individuals to large corporations. Additionally, the Bank offers international as well as treasury banking services, in addition to those offered by subsidiaries that include securities brokerage, mutual fund and investment management, insurance brokerage and financial advisory services.

Banco de Chile’s legal address is Ahumada 251, Santiago, Chile and its website is www.bancochile.cl.

2.	Summary of Significant Accounting Policies:

(a)	Basis of preparation:

The Bank’s consolidated financial statements for the years 2024, 2023 and 2022 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

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

The Financial Statements of Banco de Chile as of and for the years ended December 31, 2024 and 2023 have been consolidated with those of its subsidiaries. The financial statements of the Bank’s subsidiaries are prepared for the same reporting year as for Banco de Chile, using consistent accounting policies.

(i)	Subsidiaries

Consolidated Financial Statements as of December 31, 2024 and 2023 incorporate financial statements of the Bank and its subsidiaries.

The following table details the entities in which the Bank, directly or indirectly – owns a controlling interest and that are therefore consolidated in these financial statements:

				Interest Owned
			Functional	Direct		Indirect		Total
RUT	Subsidiaries	Country	Currency	2024	2023	2024	2023	2024	2023
				%	%	%	%	%	%
96,767,630-6	Banchile Administradora General de Fondos S.A.	Chile	Ch$	99.98	99.98	0.02	0.02	100.00	100.00
96,543,250-7	Banchile Asesoría Financiera S.A.	Chile	Ch$	99.96	99.96	—	—	99.96	99.96
77,191,070-K	Banchile Corredores de Seguros Ltda.	Chile	Ch$	99.83	99.83	0.17	0.17	100.00	100.00
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Ch$	99.70	99.70	0.30	0.30	100.00	100.00
96,645,790-2	Socofin S.A.	Chile	Ch$	99.00	99.00	1.00	1.00	100.00	100.00
77,955,969-6	Operadora de Tarjetas B-Pago S.A. (*)	Chile	Ch$	99.90	—	0.10	—	100.00	—

(*)	On July 29, 2024, the public deed of incorporation of the subsidiary company of Banco de Chile, Operadora de Tarjetas B-Pago S.A. was signed.

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

Investments in other companies that, for their characteristics, are defined as “Joint Ventures” is Servipag Ltda.

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

Assets and liabilities in foreign currencies are shown at their equivalent value in Chilean pesos, calculated using the following exchange rates as of December 31, 2024 and 2023: Ch$994.74 and Ch$874.35 to US$1, Ch$6.33 and Ch$6.21 per JPY1, Ch$1,032.74 and Ch$966.86 per EUR1.

The amount of Ch$170,813 million corresponds to the net income from exchange, indexation and accounting hedging of foreign currency (net gain of Ch$122,189 million and net gain of Ch$105,038 million as of December 31, 2023 and 2022, respectively) shown in the Consolidated Statements of Income, includes the result of exchange operations, indexation and accounting hedges of foreign currency, including the conversion of assets and liabilities in foreign currency or indexed to exchange rate.

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

Some accounting matters particularly involve uncertainties and therefore require a considerable degree of estimation and critical judgment when applying accounting policies. Details on the use of estimates and judgment and their effect on the amounts recognized in the Financial Statements are included in the following notes:

-	Impairment of instruments at fair value through OCI (Notes No. 9 and No. 39)
-	Expected credit losses (Notes No. 11, No. 23 and No. 39)
-	Useful lives of intangible assets, property and equipment and leased assets and lease liabilities and investment properties (Notes No. 13, No. 14 and No. 15)
-	Goodwill valuation (Note No. 13)
-	Deferred taxes and income taxes (Note No. 16)
-	Other provisions (Note No. 24)
-	Contingencies and commitments (Note No. 28)
-	Fair value of financial assets and liabilities (Note No. 41)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(h)	Financial asset and liability valuation criteria:

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

The treatment of secured lending and financing transactions follows the principles laid out above. As of December 31, 2024 and 2023, there were no operations corresponding to securities lending.

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

(viii.3)	Significant increase in credit risk (“SICR”) (quantitative criteria):

Significant increase in credit risk is determined on a quantitative and qualitative manner.

Wholesale exposures: an exposure will be considered to have a significant increase in credit risk if any of the following are true:

-	Clients rated from A1-A3 downgraded to A5 in a 12-month period

-	Clients rated from A1-A4 downgraded to A6 in a 12-month period

-	Any of the client’s obligations are past due 60 days or more.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(i)	Financial asset and liability per financial statement line items, continued:

Retail exposures: an exposure will be considered to have a significant increase in credit risk if any of the following are true:

-	The exposure is past due 30 days or more.

Based on changes in Lifetime Probability of Default (“LPD”). A loan is impaired whenever LPD at calculation date is significantly greater than LPD estimated at the loan origination date. In order to estimate current LPD, macroeconomic factors and their projections are taken into account. The exposure shows an increase in its default risk, quantitatively defined as follows:

-	LPD at date – LPD origination > Average LPD

-	The client has negative behavior records (delinquency over 60 days, default (considering a 4-month probation period) or written off balances at the public bureau (reporting entities only, banks under supervision of the local regulator).

(viii.4)	Default events

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

Probation period is aligned with local statutory accounting; therefore it should accomplish the following criteria:

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

Estimated useful lives for 2024 and 2023 are as follows:

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

Obligations for this defined benefits plan are valued according to the projected unit credit actuarial valuation method, using inputs such as staff turnover rates, expected salary growth in wages and probability that this benefit will be used, discounted at current long-term rates (5.71% as of December 31, 2024 and 5.77% as of December 31, 2023).

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

Diluted earnings per share are determined similarly to basic earnings, but the weighted average number of outstanding shares is adjusted to take into account the potential dilutive effect of the options on shares, warrants and convertible debt. As of December 31, 2024 and 2023, there are no dilutive items on basic earnings per share.

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

Impairment losses relating to goodwill cannot be reversed in future periods.

(z)	Reclassifications

No significant reclassifications have been made at the end of fiscal year 2024.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.	New and Amended Standards and Interpretations:

Amendments that resulted from improvements to IFRS to the following standards did not have any significant impact on the accounting policies, financial position or performance of the Bank:

IFRS 16 Leases. Recognition of the lease liability in a sale with leaseback.

The IASB published amendments to IFRS 16 related to the recognition of the lease liability in a sale with leaseback. The amendment specifies the requirements that a seller-lessee must use to measure the lease liability that arises in a sale and leaseback transaction with objective that the seller-lessee does not recognize any gain or loss related to the right of use that it retains.

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

During the year ended December 31, 2024, there have been no material or relative importance changes in accounting that affect the presentation of these Consolidated Financial Statements.

5.	Relevant Events:

a)	During the year 2024 Banco de Chile has reported as material events the following placements in the local market of senior, dematerialized and bearer bonds issued by Banco de Chile and registered in the Securities Registry of the Financial Market Commission:

Issue Date	Registration number in the Securities Registry	Serie	Amount	Currency	Maturity date	Average rate

January 15, 2024	11/2022	EZ	3,100,000	UF	05/01/2028	3.72%
January 16, 2024	11/2022	EZ	900,000	UF	05/01/2028	3.72%
January 31, 2024	11/2015	CE	600,000	UF	12/01/2031	3.20%
February 8, 2024	11/2015	CH	200,000	UF	12/01/2032	3.15%
March 15, 2024	11/2022	FA	910,000	UF	08/01/2028	3.25%
March 21, 2024	11/2022	FA	550,000	UF	08/01/2028	3.32%
March 22, 2024	11/2022	EY	350,000	UF	04/01/2028	3.29%
March 25, 2024	11/2022	FA	400,000	UF	08/01/2028	3.29%
March 26, 2024	11/2022	GG	350,000	UF	05/01/2035	3.35%
March 27, 2024	11/2022	FA	100,000	UF	08/01/2028	3.24%
April 4, 2024	11/2022	EY	500,000	UF	04/01/2028	3.28%
April 12, 2024	11/2022	EX	250,000	UF	07/01/2025	3.10%
April 17, 2024	11/2022	EX	400,000	UF	07/01/2025	3.02%
May 8, 2024 (*)	20240002	HX	850,000	UF	12/01/2044	3.49%
May 9, 2024 (*)	20240002	HX	300,000	UF	12/01/2044	3.49%
May 17, 2024 (*)	20240002	HX	150,000	UF	12/01/2044	3.46%
May 22, 2024 (*)	20240002	HX	400,000	UF	12/01/2044	3.46%
June 4, 2024 (*)	20240002	HX	1,000,000	UF	12/01/2044	3.55%
June 6, 2024	11/2022	FO	100,000	UF	01/01/2032	3.48%
June 10, 2024	11/2022	EY	100,000	UF	04/01/2028	3.20%
June 11, 2024	11/2022	GG	240,000	UF	05/01/2035	3.53%
June 12, 2024	11/2022	FB	590,000	UF	04/01/2029	3.35%
July 9, 2024	11/2022	EY	350,000	UF	04/01/2028	3.29%
July 9, 2024	11/2022	FB	1,100,000	UF	04/01/2029	3.50%
July 9, 2024	11/2022	FB	50,000	UF	04/01/2029	3.49%
July 10, 2024	11/2022	FB	150,000	UF	04/01/2029	3.45%
July 11, 2024	11/2022	FC	1,050,000	UF	01/01/2030	3.47%
July 12, 2024	11/2022	FC	200,000	UF	01/01/2030	3.43%
July 18, 2024 (*)	20240002	HX	200,000	UF	12/01/2044	3.50%
July 23, 2024	11/2022	FB	700,000	UF	04/01/2029	3.23%
July 24, 2024	11/2022	FA	500,000	UF	08/01/2028	3.04%
September 27, 2024	11/2022	FO	500,000	UF	01/01/2032	2.50%
September 30, 2024 (*)	20240002	HX	2,100,000	UF	12/01/2044	2.36%
October 1, 2024 (*)	20240002	HP	5,000,000	UF	12/01/2040	2.37%

(*)	The bonds have been registered under the Automatic Registration modality, with the registration number dated April 5, 2024.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.	Relevant Events, continued:

b)	On January 25, 2024, the Board of Directors of Banco de Chile agreed to convene an Ordinary Shareholders Meeting for March 28, 2024 in order to propose, among other matters, the following distribution of profits for the year ended on December 31, 2023:

a)	Deduct and withhold from the net income of the year, an amount equivalent to the effect of inflation of the paid capital and reserves according to the variation of the Consumer Price Index that occurred between November 2022 and November 2023, amounting to Ch$223,719,568,421 which will be added to retained earnings from previous years.

b)	Distribute 80% in the form of dividend the remaining profit, corresponding to a dividend of Ch$8.07716286860 to each of the 101,017,081,114 shares of the Bank.

Consequently, it will be proposed a distribution as dividend of 65.6% of the profits for the year ending December 31, 2023.

c)	During the year 2024 Banco de Chile has reported as an essential fact the following placements in the foreign market, issued under its Medium Term Notes Program (“MTN”):

Date	Amount	Currency	Maturity date	Average rate

February 2, 2024	433,000,000	HKD	02/09/2034	4.22%

d)	On March 28, 2024, during the Bank’s Ordinary Shareholders’ Meeting, the definitive appointment of Mr. Patricio Jottar Nasrallah as a Regular Director of Banco de Chile was made, a position he will hold until the next renewal of the Board of Directors.

e)	On March 28, 2024, the subsidiary Banchile Corredores de Seguros Ltda. reported that the general manager, Mr. Jorge Yoma Rojas, will leave his position on April 15, 2024. Mr. Patricio Salles Delporte will take over as his replacement.

f)	On July 5, 2024, in its resolution, Chilean Commission for the Financial Markets (¨CMF¨) decided to execute the agreement of its committee that authorized the bank together with its subsidiary Banchile Asesoría Financiera S.A. to constitute a company Operadora de Tarjetas as a subsidiary of the Bank. At the session on July 11, 2024, the board of directors approved to form the company.

g)	On July 19, 2024, the subsidiary Banchile Corredores de Bolsa informed as a significant event that at the session on that date, the board of directors approved the resignation of Mr Juan Bissone as the director of the company.

h)	On July 29, 2024, the public deed of incorporation of the subsidiary of Banco de Chile, Operadora de Tarjetas B-Pago S.A., was signed in the Santiago Notary Office of Mrs. María Pilar Gutiérrez Rivera. of its name, with domicile in the city of Santiago and of whose capital belongs to the Bank 99.9% and to Banchile Asesoría Financiera S.A. 0.1%.

In relation to the above, by resolution of July 5, 2024, the Financial Market Commission decided to execute the agreement of its Board that authorized the Bank, together with the subsidiary company Banchile Asesoría Financiera S.A. to establish the company that has been indicated, as a subsidiary company of the Bank, in accordance with the provisions of letter b) of article 70 of the General Banking Law, in addition to approving its statutes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.	Relevant Events, continued:

i)	On August 20, 2024, the subsidiary Banchile Corredores de Bolsa S.A. reported that the Board of Directors approved the Policy for Regular Operations with Related Parties, in accordance with the provisions of literal b) of the second paragraph of article 147 of the Chilean Corporations Law.

This policy is available to interested parties and the general public at the offices of Banchile Corredores de Bolsa S.A. and in the “Regulatory and Financial Information” section of the website www.banchileinversiones.cl.

j)	On August 20, 2024, the subsidiary Banchile Corredores de Bolsa S.A. informed that in the session celebrated on that date, the board of directors designated as director Mr. David Conzález Oviedo.

k)	On August 26, 2024, the subsidiary Banchile Administradora General de Fondos S.A. informed that its board of directors approved the new policy of usual operations with related parties, in accordance with the provisions set forth in literal b) of article 147 of Law No. 18,046 on Chilean Corporations Law and in Title I of General Standard No. 501 of the Financial Market Commission.

This policy is available to interested parties and the general public at the offices of Banchile Gestión General de Fondos S.A. and in the “Regulatory and Financial Information” section of the website www.banchileinversiones.cl

l)	On August 26, 2024, the subsidiary Banchile Administradora General de Fondos S.A. reported that in a session held on that date, the Board of Directors became aware and accepted the resignation presented by the Director, Mr. Francisco Brancoli Bravo.

Given the above, the Board of Directors agreed to appoint Ms. Paola Alam Auad as Director of Banchile Administradora General de Fondos S.A

m)	On August 28, 2024, Banco de Chile reported that a new Usual Operations Policy has been approved in accordance with the provisions set forth in literal b) of article 147 of the Chilean Corporations Law that has been cited and in Title I of the Regulation. General Character No. 501 of the Financial Market Commission. The new Usual Operations Policy indicated will be available to interested parties and the general public at the corporate offices and on the website www.bancochile.cl, Our Bank/Corporate Government section.

n)	On September 26, 2024, at a Board meeting, it was agreed to accept the binding purchase offer presented by the Cámara de Comercio de Santiago A.G. for 100% of the shares of Artikos Chile S.A. (“Artikos”), a business support company in which Banco de Chile owns 50% of its shares, while the remaining 50% belongs to Banco de Crédito e Inversiones (together with the Bank as the “Shareholders”).

The transaction is subject to both Shareholders selling 100% of the Artikos shares and compliance with various suspensive conditions, among which are the authorization of the CMF for the sale of 100% of the Artikos shares and that, if necessary, the transaction is approved by the National Economic Prosecutor’s Office.

o)	On November 19, 2024, the subsidiary Banchile Corredores de Bolsa S.A. reported that it was aware of and accepted the resignation presented by Mr. Hernán Arellano Salas to the position of Chief Executive Officer; of the subsidiary, effective as of that date.

Likewise, in his replacement, the Board of Directors appointed Mr. José Antonio Díaz Orellana as Interim Chief Executive Officer.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.	Relevant Events, continued:

p)	On December 11, 2024, it is reported that Citigroup Inc. and Banco de Chile have modified the contract called Amended and Restated Trademark License Agreement signed on November 29, 2019, through which a license was granted to this banking institution to the use of certain brands. The modification refers to the scope of use of the brands that are the subject of the contract, limiting the authorization and possibility for the Bank to use them to certain products and services of business, corporate, investment banking and other businesses, as well as as well as outside the offices of the Banco Edwards network of Banco de Chile.

The Board of Directors of Banco de Chile, in session No. 3,021 of November 28, 2024, approved the modification to the aforementioned contract, in the terms provided in articles 146 et seq. of the Public Limited Companies Law.

q)	On December 18, 2024, Banco de Chile reported that having met the conditions established by the parties and as reported in the relevant event as of September 26, the purchase agreement was signed for 100% of the shares of Artikos Chile S.A. (“Artikos”), a business support company in which Banco de Chile owns 50% of its shares, while the remaining 50% belongs to Banco de Crédito e Inversiones (being together with the Bank the “Shareholders”). “), which have been acquired by the Santiago Chamber of Commerce A.G.

6.	Business Segment:

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

Subsidiaries:	Corresponds to the businesses generated by the companies controlled by the Bank, which carry out activities complementary to the bank business. The companies that comprise this segment are:

●	Banchile Administradora General de Fondos S.A.

●	Banchile Asesoría Financiera S.A.

●	Banchile Corredores de Seguros Ltda.

●	Banchile Corredores de Bolsa S.A.

●	Socofin S.A.

●	Operadora de Tarjetas B-Pago S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.	Business Segment, continued:

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

For the years ended December 31, 2024 and 2023 there was no income from transactions with a customer or counterparty that accounted for 10% or more of the Bank’s total revenues.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.	Business Segment, continued:

The following table presents the income, and assets and liabilities by segment for the year ended December 31, 2024 for each of the segments defined above:

	As of December 31, 2024
	Retail	Wholesale	Treasury	Subsidiaries	Subtotal	Reclassifications and adjustments to conform IFRS	Note	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$		MCh$
Net interest income and UF indexation	1,503,824	744,346	(105,115)	(3,759)	2,139,296	23,459		2,162,755
Net commissions income	323,869	90,259	4,376	190,192	608,696	(52,388)		556,308
Net financial income	15,885	47,410	160,589	52,858	276,742	3,738		280,480
Other income	44,156	7,822	—	3,408	55,386	(4,067)		51,319
Income attributable to investments in other companies	9,291	6,385	980	396	17,052	(397)		16,655
Operating income, before expected credit losses	1,897,025	896,222	60,830	243,095	3,097,172	(29,655)	(1)	3,067,517
Expenses for expected credit losses	(364,712)	(26,033)	(1,009)	—	(391,754)	39,048	(2)	(352,706)
Total operating income, after expected credit losses	1,532,313	870,189	59,821	243,095	2,705,418	9,393		2,714,811
Expenses from salaries and employee benefits	(382,339)	(110,857)	(2,974)	(86,397)	(582,567)	20		(582,547)
Administrative expenses	(337,630)	(75,140)	(1,676)	(48,178)	(462,624)	45,928		(416,696)
Depreciation and amortization	(78,908)	(8,002)	(302)	(7,389)	(94,601)	—		(94,601)
Impairment of non-financial assets	(1,147)	—	—	(1,704)	(2,851)	—		(2,851)
Other operating expenses	(25,583)	(9,973)	(2)	(1,420)	(36,978)	939		(36,039)
Total operating expenses	(825,607)	(203,972)	(4,954)	(145,088)	(1,179,621)	46,887	(3)	(1,132,734)
Net operating income	706,706	666,217	54,867	98,007	1,525,797	56,280		1,582,077
Income taxes					(318,405)	(15,196)	(4)	(333,601)
Net income after taxes					1,207,392	41,084		1,248,476

Assets	24,831,698	13,259,610	12,590,222	924,392	51,605,922	(32,470)		51,573,452
Current and deferred taxes					716,698	(234,608)		482,090
Total assets					52,322,620	(267,078)	(5)	52,055,542

Liabilities	18,014,282	10,790,972	17,199,083	694,984	46,699,321	(1,148,973)		45,550,348
Current and deferred taxes					298	—		298
Total liabilities					46,699,619	(1,148,973)	(6)	45,550,646

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.	Business Segment, continued:

Reclassifications and adjustments to conform IFRS

(1)	The total effect due to the consolidation adjustments to conform the total operating revenue is MCh$(46,887). In addition, the total effect of IFRS adjustments is MCh$17,232, which mainly stems from the recognition of interest income on accrual basis.

(2)	The total effect relates to IFRS adjustments of MCh$39,048, which mainly stems from differences in the calculation model of allowances for ECL.

(3)	The total effect due to the consolidation adjustments to conform total operating expenses is MCh$46,887.

(4)	The total effect relates to IFRS adjustments of MCh$(15,196), which stems from deferred taxes.

(5)	The total effect due to the consolidation adjustments to conform the consolidated financial position data in assets is MCh$(227,179). In addition, the total effect of IFRS adjustments in assets is MCh$(39,899), which mainly stems from differences in the calculation model for ECL and deferred taxes effects.

(6)	The total effect due to the consolidation adjustments to conform the consolidated financial position data in liabilities is MCh$(227,179). In addition, the total effect of IFRS adjustments in liabilities is MCh$(921,794), which mainly stems from provision for minimum dividends and differences in the calculation model of allowances for ECL.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.	Business Segment, continued:

The following table presents the income, and assets and liabilities by segment for the year ended December 31, 2023 for each of the segments defined above (*):

	As of December 31, 2023
	Retail	Wholesale	Treasury	Subsidiaries	Subtotal	Reclassifications and adjustments to conform IFRS	Note	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$		MCh$
Net interest income and UF indexation	1,427,085	790,083	(316,290)	(11,162)	1,889,716	31,076		1,920,792
Net commissions income	321,736	81,680	1,725	173,416	578,557	(43,873)		534,684
Net financial income	10,771	54,902	336,515	66,521	468,709	844		469,553
Other income	54,623	24,913	—	3,400	82,936	(7,190)		75,746
Income attributable to investments in other companies	9,624	3,366	342	1,100	14,432	(1,023)		13,409
Operating income, before expected credit losses	1,823,839	954,944	22,292	233,275	3,034,350	(20,166)	(1)	3,014,184
Expenses for expected credit losses	(373,169)	9,164	2,754	—	(361,251)	159,307	(2)	(201,944)
Total operating income, after expected credit losses	1,450,670	964,108	25,046	233,275	2,673,099	139,141		2,812,240
Expenses from salaries and employee benefits	(380,149)	(110,822)	(2,972)	(88,761)	(582,704)	20		(582,684)
Administrative expenses	(326,380)	(74,445)	(1,866)	(39,052)	(441,743)	38,488		(403,255)
Depreciation and amortization	(76,893)	(8,502)	(289)	(6,624)	(92,308)	—		(92,308)
Impairment of non-financial assets	(1,773)	(5)	—	16	(1,762)	—		(1,762)
Other operating expenses	(28,439)	(6,841)	(3)	(1,777)	(37,060)	970		(36,090)
Total operating expenses	(813,634)	(200,615)	(5,130)	(136,198)	(1,155,577)	39,478	(3)	(1,116,099)
Net operating income	637,036	763,493	19,916	97,077	1,517,522	178,619		1,696,141
Income taxes					(273,887)	(48,227)	(4)	(322,114)
Net income after taxes					1,243,635	130,392		1,374,027

Assets	23,583,402	13,247,584	17,530,710	986,697	55,348,393	(91,952)		55,256,441
Current and deferred taxes					681,012	(219,412)		461,600
Total assets					56,029,405	(311,364)	(5)	55,718,041

Liabilities	19,123,031	10,671,254	20,219,857	777,170	50,791,312	(1,156,024)		49,635,288
Current and deferred taxes					808	—		808
Total liabilities					50,792,120	(1,156,024)	(6)	49,636,096

(*)	The comparative information was aligned with the new segment structure in accordance with IFRS 8.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.	Business Segment, continued:

Reclassifications and adjustments to conform IFRS

(1)	The total effect due to the consolidation adjustments to conform the total operating revenue is MCh$(39,478). In addition, the total effect of IFRS adjustments is MCh$19,312, which mainly stems from the recognition of interest income on accrual basis.

(2)	The total effect relates to IFRS adjustments of MCh$159,307, which mainly stems from differences in the calculation model of allowances for ECL.

(3)	The total effect due to the consolidation adjustments to conform total operating expenses is MCh$39,478.

(4)	The total effect relates to IFRS adjustments of MCh$(48,227), which stems from deferred taxes.

(5)	The total effect due to the consolidation adjustments to conform the consolidated financial position data in assets is MCh$(236,853). In addition, the total effect of IFRS adjustments in assets is MCh$(74,511), which mainly stems from differences in the calculation model for ECL and deferred taxes effects.

(6)	The total effect due to the consolidation adjustments to conform the consolidated financial position data in liabilities is MCh$(236,853). In addition, the total effect of IFRS adjustments in liabilities is MCh$(919,171), which mainly stems from provision for minimum dividends and differences in the calculation model of allowances for ECL.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.	Business Segment, continued:

The following table presents the income, and assets and liabilities by segment for the year ended December 31, 2022 for each of the segments defined above (*):

	As of December 31, 2022
	Retail	Wholesale	Treasury	Subsidiaries	Subtotal	Reclassifications and adjustments to conform IFRS	Note	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$		MCh$
Net interest income and UF indexation	1,446,658	863,104	(60,758)	(13,592)	2,235,412	30,717		2,266,129
Net commissions income	301,671	73,105	(2,280)	174,423	546,919	(24,680)		522,239
Net financial income	8,248	57,389	172,949	64,933	303,519	3,305		306,824
Other income	22,422	8,649	—	3,530	34,601	(3,345)		31,256
Income attributable to investments in other companies	9,471	3,180	279	650	13,580	(549)		13,031
Operating income, before expected credit losses	1,788,470	1,005,427	110,190	229,944	3,134,031	5,448	(1)	3,139,479
Expenses for expected credit losses	(323,364)	(103,745)	(8,009)	—	(435,118)	22,988	(2)	(412,130)
Total operating income, after expected credit losses	1,465,106	901,682	102,181	229,944	2,698,913	28,436		2,727,349
Expenses from salaries and employee benefits	(339,850)	(102,395)	(2,644)	(83,356)	(528,245)	19		(528,226)
Administrative expenses	(267,664)	(66,547)	(1,771)	(34,651)	(370,633)	20,266		(350,367)
Depreciation and amortization	(69,100)	(8,540)	(424)	(6,141)	(84,205)	—		(84,205)
Impairment of non-financial assets	(9)	(122)	—	54	(77)	—		(77)
Other operating expenses	(22,180)	(6,880)	—	(1,501)	(30,561)	1,097		(29,464)
Total operating expenses	(698,803)	(184,484)	(4,839)	(125,595)	(1,013,721)	21,382	(3)	(992,339)
Net operating income	766,303	717,198	97,342	104,349	1,685,192	49,818		1,735,010
Income taxes					(275,757)	(13,452)	(4)	(289,209)
Net income after taxes					1,409,435	36,366		1,445,801

Assets	21,676,597	13,576,675	18,587,455	925,064	54,765,791	(212,524)		54,553,267
Current and deferred taxes					726,910	(171,323)		555,587
Total assets					55,492,701	(383,847)	(5)	55,108,854

Liabilities	17,586,680	10,151,503	22,167,730	727,529	50,633,442	(956,957)		49,676,485
Current and deferred taxes					932	—		932
Total liabilities					50,634,374	(956,957)	(6)	49,677,417

(*)	The comparative information was aligned with the new segment structure in accordance with IFRS 8.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.	Business Segment, continued:

Reclassifications and adjustments to conform IFRS

(1)	The total effect due to the consolidation adjustments to conform the total operating revenue is MCh$(21,382). In addition, the total effect of IFRS adjustments is MCh$26,830, which mainly stems from the recognition of interest income on accrual basis.

(2)	The total effect relates to IFRS adjustments of MCh$22,988, which mainly stems from differences in the calculation model of allowances for ECL.

(3)	The total effect due to the consolidation adjustments to conform total operating expenses is MCh$21,382.

(4)	The total effect relates to IFRS adjustments of MCh$(13,452), which stems from deferred taxes.

(5)	The total effect due to the consolidation adjustments to conform the consolidated financial position data in assets is MCh$(237,339). In addition, the total effect of IFRS adjustments in assets is MCh$(146,508), which mainly stems from differences in the calculation model for ECL and deferred taxes effects.

(6)	The total effect due to the consolidation adjustments to conform the consolidated financial position data in liabilities is MCh$(237,339). In addition, the total effect of IFRS adjustments in liabilities is MCh$(719,618), which mainly stems from provision for minimum dividends and differences in the calculation model of allowances for ECL.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

7.	Cash and Cash Equivalents:

Details of cash and cash equivalents and its reconciliation to the Statement of Cash Flows at each year-end are as follows:

	2024	2023
	MCh$	MCh$
Cash and due from banks:
Cash (*)	879,130	929,034
Deposit in Chilean Central Bank (*)	1,036,476	590,426
Deposits in domestic banks	12,767	17,052
Deposits in abroad banks	770,703	928,136
Subtotal - Cash and due from banks	2,699,076	2,464,648

Net transactions in the course of settlement (**)	88,851	58,634
Cash equivalents (***)	476,610	467,750
Total cash and cash equivalents	3,264,537	2,991,032

The detail of the balances included under net ongoing clearance operations is as follows:

	2024	2023
	MCh$	MCh$
Assets
Documents drawn on other banks (clearing)	109,635	84,635
Funds receivable	262,821	330,870
Subtotal transactions in the course of collection	372,456	415,505

Liabilities
Funds payable	(283,605)	(356,871)
Subtotal transactions in the course of payments	(283,605)	(356,871)
Net transactions in the course of settlement	88,851	58,634

(*)	The level of funds in cash and in the Central Bank of Chile responds to regulations on reserve requirements that the bank must maintain on average in monthly periods.

(**)	Pending clearing operations with the Central Bank of Chile and foreign banks. Settlement for these transactions is normally finalized within 12 or 24 business hours since transactions took place.

(***)	Refers to financial instruments that meet the criteria to be considered as “cash equivalents” as defined by IAS 7, i.e., to qualify as “cash equivalents” investments in debt financial instruments must be: short-term with an original maturity of 90 days or less from the date of acquisition, highly liquid, readily convertible to known amounts of cash from the date of initial investment, and that the financial instruments are exposed to an insignificant risk of changes in their value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

8.	Financial Assets Held for Trading at Fair Value through Profit or Loss:

The item detail is as follows:

	2024	2023
	MCh$	MCh$

Financial derivative contracts	2,303,353	2,035,540
Debt Financial Instruments	1,714,381	3,363,624
Other financial instruments	411,689	409,328
Total	4,429,423	5,808,492

(a)	The Bank as of December 31, 2024 and 2023, maintains the following portfolio of derivative instruments:

	Notional amount of contract with final expiration date in
	Demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 year and up to 5 years		Over 5 years		Total		Fair Value Assets
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Currency forward	—	—	3,289,559	3,659,459	1,712,274	2,410,522	2,589,278	2,517,954	916,016	355,774	26,575	13,536	4,442	—	8,538,144	8,957,245	227,670	212,639
Interest rate swap	—	—	376,933	847,401	2,249,606	1,859,664	5,133,205	6,593,100	7,253,517	7,157,777	4,172,518	3,743,282	4,250,312	4,709,682	23,436,091	24,910,906	732,395	883,689
Interest rate and cross currency swap	—	—	107,571	167,667	249,871	305,181	2,198,760	987,931	2,164,528	2,724,924	1,449,064	1,112,311	2,686,049	2,410,153	8,855,843	7,708,167	1,338,086	934,466
Call currency options	—	—	11,551	7,019	42,692	26,243	57,908	87,429	11,340	7,325	—	—	—	—	123,491	128,016	4,949	3,435
Put currency options	—	—	10,208	3,012	16,989	24,464	23,301	51,132	—	6,558	—	—	—	—	50,498	85,166	253	1,311
Total	—	—	3,795,822	4,684,558	4,271,432	4,626,074	10,002,452	10,237,546	10,345,401	10,252,358	5,648,157	4,869,129	6,940,803	7,119,835	41,004,067	41,789,500	2,303,353	2,035,540

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

8.	Financial Assets Held for Trading at Fair Value through Profit or Loss, continued:

b)	The detail of Debt Financial Instruments is the following:

	2024	2023
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile
Debt financial instruments from the Central Bank of Chile	1,217,317	2,799,442
Bonds and Promissory notes from the General Treasury of the Republic	278,140	227,871

Other instruments issued in Chile
Debt financial instruments from other domestic banks	217,948	336,311
Instruments issued Abroad
Financial instruments from foreign governments or Central Banks	976	—
Total	1,714,381	3,363,624

Under “Instruments issued by the Chilean Government and Central Bank of Chile” are classified instruments sold under repurchase agreements to clients and financial institutions, by an amount of Ch$10,038 million as of December 31, 2024 (as of December 31, 2023, the bank doesn´t maintain balances for this type of transactions). The repurchase agreements have an average maturity of 2 days at the end of the year 2024. As part of the FCIC program, instruments delivered as collateral are included for an approximate amount of Ch$245,620 million as of December 31, 2023. There is no collateral delivered as of December 31, 2024 for this concept given that the program came to an end on July 1, 2024.

Under “Other instruments issued in Chile” are included instruments sold under repurchase agreements to clients and financial institutions by an amount of Ch$89,223 million as of December 31, 2024 (Ch$121,586 million in December 2023). The repurchase agreements have an average maturity of 7 days at the end of the year 2024 (4 days in December 2023).

Additionally, the Bank has investments in own-issued letters of credit for an amount equivalent to Ch$998 million as of December 31, 2024 (Ch$1,733 million in December 2023), which are presented as a reduction of the liability item “Debt financial instruments issued”.

c)	The detail of other financial instruments is as follows:

	2024	2023
	MCh$	MCh$
Mutual fund investments
Funds managed by related companies	408,121	405,752
Funds managed by third-party	—	—

Equity instruments
Domestic equity instruments	1,039	2,058
Foreign equity instruments	—	485

Loans originated and acquired by the entity
Loans and advances to banks	—	—
Commercial loans	—	—
Residential mortgage loans	—	—
Consumer loans	—	—
Others	2,529	1,033
Total	411,689	409,328

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

9.	Financial Assets at Fair Value through Other Comprehensive Income:

As of December 31, 2024 and 2023, financial assets are detailed as follows:

	2024	2023
	MCh$	MCh$
Debt Financial Instruments	2,088,345	3,786,525
Equity Instruments	9,492	11,912
Total	2,097,837	3,798,437

(a)	Debt Financial Instruments at fair value through OCI:

As of December 31, 2024 and 2023 the detail of debt financial instruments is as follows:

	2024	2023
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile
Debt financial instruments from the Central Bank of Chile	—	473,642
Bonds and Promissory notes from the Chilean Government	660,321	1,362,510
Other fiscal debt financial instruments	456	1,500

Other Instruments Issued in Chile
Debt financial instruments from other domestic banks	1,321,030	1,681,744
Bonds and trade effects from domestic companies	54,600	59,921
Other debt financial instruments issued in the country	—	—

Instruments Issued Abroad
Financial instruments from foreign Central Banks	—	—
Financial instruments from foreign governments and fiscal entities	48,883	43,294
Debt financial instruments from other foreign banks	—	163,914
Bonds and trade effects from foreign companies	3,055	—
Other debt financial instruments issued abroad	—	—
Total	2,088,345	3,786,525

“Instruments issued by the Chilean Government and Central Bank of Chile” include instruments sold under repurchase agreements to clients and financial institutions for an amount of Ch$10,001 million in December 2024 (Ch$10,488 million in December 2023). The repurchase agreements have an average maturity of 2 days in December 2024 (3 days in December 2023). As part of the FCIC program, instruments delivered as collateral are included for an approximate amount of Ch$1,094,076 million as of December 31, 2023. There is no collateral delivered as of December 31, 2024 for this concept given that the program came to an end on July 1, 2024.

Under the same item, instruments that guarantee margins for cleared derivatives transactions are classified through Comder Contraparte Central S.A. (Chilean clearing-house) for an amount of Ch$22,719 million as of December 31, 2024 (Ch$43,863 million as of December 31, 2023).

Under “Other Instruments Issued in Chile” are classified instruments delivered as collateral as part of FCIC program for an approximate amount of Ch$850,506 million as of December 31, 2023. There is no collateral delivered as of December 31, 2024 for this concept given that the program ended on July 1, 2024.

As of December 31, 2024 the allowance for ECL for debt instruments at fair value through other comprehensive income was Ch$4,226 million (Ch$5,500 million as of December 31, 2023).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

9.	Financial Assets at Fair Value through Other Comprehensive Income, continued:

(a.1)	The credit ratings of the issuers of debt instruments as of December 31, 2024 and 2023, are as follows:

	As of December 31, 2024				As of December 31, 2023
	Stage 1 Individual	Stage 2 Individual	Stage 3 Individual	Total Individual	Stage 1 Individual	Stage 2 Individual	Stage 3 Individual	Total Individual
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Debt Instrument
Investment grade	2,088,345	—	—	2,088,345	3,786,525	—	—	3,786,525
Non-investment grade	—	—	—	—	—	—	—	—
Without rating	—	—	—	—	—	—	—	—
Total	2,088,345	—	—	2,088,345	3,786,525	—	—	3,786,525

(a.2)	Analysis of changes in the fair value and corresponding allowance for ECL by stage for debt instruments measured at FVOCI as of December 31, 2024 and 2023, is as follows:

	Stage 1 Individual		Stage 2 Individual		Stage 3 Individual		Total
	Fair value	ECL	Fair value	ECL	Fair value	ECL	Fair value	ECL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balance as of January 1, 2023	3,967,392	9,496	—	—	—	—	3,967,392	9,496
Net change on Balance *	(159,617)	(3,996)	(30,124)	(1,921)	—	—	(189,741)	(5,917)
Change in fair value	8,718	—	156	—	—	—	8,874	—
Transfer to Stage 1	—	—	—	—	—	—	—	—
Transfer to Stage 2	(29,968)	—	29,968	—	—	—	—	—
Transfer to Stage 3	—	—	—	—	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year **	—	—	—	1,921	—	—	—	1,921
Impact of net re-measurement of year-end ECL	—	—	—	—	—	—	—	—
Amounts written off	—	—	—	—	—	—	—	—
Foreign exchange adjustments	—	—	—	—	—	—	—	—
Balance as of December 31, 2023	3,786,525	5,500	—	—	—	—	3,786,525	5,500

Balance as of January 1, 2024	3,786,525	5,500	—	—	—	—	3,786,525	5,500
Net change on Balance *	(1,694,790)	(1,274)	—	—	—	—	(1,694,790)	(1,274)
Change in fair value	(3,390)	—	—	—	—	—	(3,390)	—
Transfer to Stage 1	—	—	—	—	—	—	—	—
Transfer to Stage 2	—	—	—	—	—	—	—	—
Transfer to Stage 3	—	—	—	—	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year **	—	—	—	—	—	—	—	—
Impact of net re-measurement of year-end ECL	—	—	—	—	—	—	—	—
Amounts written off	—	—	—	—	—	—	—	—
Foreign exchange adjustments	—	—	—	—	—	—	—	—
Balance as of December 31, 2024	2,088,345	4,226	—	—	—	—	2,088,345	4,226

*	Net change between assets purchased and assets derecognized.
**	Represents the change in the year-end ECLs of exposures that were transferred from one stage to another during the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

9.	Financial Assets at Fair Value through Other Comprehensive Income, continued:

(b)	Equity instruments at fair value through OCI:

As of December 31, 2024 and 2023, the detail of equity instruments is as follows:

	2024	2023
	MCh$	MCh$
Equity instruments issued in Chile (*)	7,277	10,601
Equity instruments issued by foreign institutions	2,215	1,311
Total	9,492	11,912

The equity investments issued by foreign institutions represent shares of currency exchange offices and servicing companies that the Bank is obliged to hold in order to benefit from these services. Investments in shares correspond to: Holding Bursátil Regional S.A., Banco Latinoamericano de Comercio Exterior S.A. (Bladex), Bolsa Electrónica de Chile, Bolsa de Valores, Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales (Swift) and CCLV Contraparte Central S.A. These investments have been irrevocably designated as at fair value through other comprehensive income and, therefore, are recorded at market value in accordance with IFRS 9.

(*)	On May 3, 2024, the subsidiary Banchile Corredores de Bolsa sold 546,278 shares of the entity. The fair value of the shares sold and the accumulated gain at the moment of disposal were Ch$2,294 and Ch$1,899 million, respectively. The result obtained has been recorded as a credit in equity accounts.

(c)	Realized and unrealized profits:

As of December 31, 2024, the portfolio of debt financial instruments includes an accumulated unrealized gain of Ch$4,478 million (accumulated unrealized gain of Ch$9,142 million in December 2023), recorded as a valuation adjustment through other comprehensive income.

Gross realized gains and losses on the sale of debt financial instruments, as of December 31, 2024, 2023 and 2022 are reported under “Net Financial income (expense)” (See Note No. 31). The realized gains and losses at the end of both periods are the following:

	2024	2023	2022
	MCh$	MCh$	MCh$
Unrealized gains (losses)	3,386	4,352	(15,325)
Realized losses (gains) reclassified to income	(8,050)	4,522	63,401
Subtotal	(4,664)	8,874	48,076
Income tax on other comprehensive income	(710)	(1,806)	798
Net effect in other comprehensive income	(5,374)	7,068	48,874

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.	Derivative Financial Instruments for hedging purposes:

(a.1)	As of December 31, 2024 and 2023, the Bank has the following portfolio of financial derivative instruments for accounting hedging purposes:

	Notional amount of contract with final expiration date in
	Demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 year and up to 5 years		Over 5 years		Total		Fair value Assets
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Derivatives held for fair value hedges	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Cash flow hedge derivatives
Interest rate swap and cross currency swap	—	—	—	—	—	—	131,987	141,416	274,935	36,553	122,041	232,293	306,460	222,615	835,423	632,877	73,959	49,065
Total	—	—	—	—	—	—	131,987	141,416	274,935	36,553	122,041	232,293	306,460	222,615	835,423	632,877	73,959	49,065

(a.2)	As of December 31, 2024 and 2023, the Bank has the following debt portfolio of financial derivative instruments for accounting hedging purposes:

	Notional amount of contract with final expiration date in
	Demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 year and up to 5 years		Over 5 years		Total		Fair value Liabilities
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Derivatives held for fair value hedges	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Cash flow hedge derivatives
Interest rate swap and cross currency swap	—	—	—	—	—	—	134,806	—	34,060	218,840	132,265	180,325	875,618	983,782	1,176,749	1,382,947	141,040	160,602
Total	—	—	—	—	—	—	134,806	—	34,060	218,840	132,265	180,325	875,618	983,782	1,176,749	1,382,947	141,040	160,602

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.	Derivative Financial Instruments for hedging purposes, continued:

(b)	Fair Value Hedges:

As of December 31, 2024 and 2023, no fair value hedges are held.

(c)	Cash flow Hedges:

(c.1)	The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates and foreign exchange of foreign banks obligations and bonds issued abroad in US Dollars, Hong Kong dollars, Swiss Franc, Japanese Yens, Peruvian Sol, Australian Dollars, Euros, Norwegian kroner and Mexican peso. The cash flows of the cross currency swaps equal the cash flows of the hedged items, which modify uncertain cash flows to known cash flows derived from a fixed interest rate.

Additionally, these cross currency swap contracts are used to hedge the risk from variability of the Unidad de Fomento (“CLF”) in assets flows denominated in CLF until a nominal amount equal to the portion notional of the hedging instrument CLF, whose readjustment impact the item “Interest and UF indexation Revenue” of the Income Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.	Derivative Financial Instruments for hedging purposes, continued:

(c)	Cash flow Hedges, continued:

(c.2)	Below are the cash flows of borrowings from banks and bonds issued abroad objects of these hedges and the cash flows of the asset part of the derivative:

	Demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedge element
Outflows:
Corporate Bond	—	—	(472)	(450)	(7,576)	(4,686)	(213,764)	(199,047)	(444,033)	(245,308)	(357,141)	(552,541)	(1,297,164)	(1,252,534)	(2,320,150)	(2,254,566)
Obligation USD	—	—	—	—	—	—	(104,466)	(1,366)	—	(88,096)	—	—	—	—	(104,466)	(89,462)

Hedge instrument
Inflows:
Cross Currency Swap	—	—	472	450	7,576	4,686	318,230	200,413	444,033	333,404	357,141	552,541	1,297,164	1,252,534	2,424,616	2,344,028
Net cash flows	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

(c.3)	Below are the cash flows of the underlying assets portfolio and the cash flow of the liability part of the derivatives:

	Demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedge element
Inflows:
Cash flows in CLF	—	—	1,588	1,506	2,804	1,834	306,543	182,057	377,477	328,074	304,794	467,263	1,280,412	1,314,328	2,273,618	2,295,062

Hedge instrument
Outflows:
Cross Currency Swap	—	—	(1,588)	(1,506)	(2,804)	(1,834)	(306,543)	(182,057)	(377,477)	(328,074)	(304,794)	(467,263)	(1,280,412)	(1,314,328)	(2,273,618)	(2,295,062)
Net cash flows	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.	Derivative Financial Instruments for hedging purposes, continued:

(c)	Cash flow Hedges, continued:

With respect to CLF assets hedged; these are revalued monthly according to the variation of the UF, which is equivalent to monthly reinvest the assets until maturity of the relationship hedging.

(c.4)	The unrealized results generated during the year 2024 by those derivative contracts that conform the hedging instruments in this cash flow hedging strategy, have been recorded with charge to equity amounting to Ch$21,798 million (credit to equity of Ch$113,183 million and charge to equity of Ch$215,476 million as of December 31, 2023 and 2022, respectively). The net effect of taxes charge to equity amounts to Ch$15,913 million (a credit to equity of Ch$82,624 million and a charge to equity of Ch$157,297 million as of December 31, 2023 and 2022, respectively).

The accumulated balance for this concept as of December 31, 2024 corresponds to a charge to equity amounted to Ch$12,397 million (a credit to equity amounting to Ch$9,401 million as of December 31, 2023 and a charge to equity amounting to Ch$103,782 million as of December 31, 2022).

(c.5)	The effect of the cash flow hedging derivatives that offset the result of the hedged instruments corresponds to a credit to income of Ch$100,566 million in 2024 (a charge to result for Ch$4,320 million in 2023 and a credit to income for Ch$251,371 million in 2022).

(c.6)	As of December 31, 2024 and 2023, there was not any inefficiency in the cash flow hedge, because both, hedged item and hedge instruments, are mirrors of each other, it means that all variation of value attributable to rate and revaluation components are netted totally.

(c.7)	As of December 31, 2024, 2023 and 2022, the Bank had no hedges of net investments in foreign businesses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Financial assets at amortized cost:

The item detail is as follows:

	2024	2023
	MCh$	MCh$

Rights by resale agreements and securities lending	87,291	71,822
Debt financial instruments	944,074	1,431,083
Loans and advances to Banks	667,703	2,519,931
Loans to customers:
Commercial loans	20,147,980	20,030,044
Residential mortgage loans	13,233,327	12,310,768
Consumer loans	5,554,989	5,310,462
Provisions established for credit risk:
Loans and advances to Banks provisions	(1,988)	(1,341)
Commercial loans provisions	(254,568)	(259,641)
Mortgage loans provisions	(35,632)	(33,502)
Consumer loans provisions	(403,234)	(417,044)
Total	39,939,942	40,962,582

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Financial assets at amortized cost, continued:

(a)	Rights by resale agreements and securities lending:

The Bank provides financing to its customers through resale agreements and securities lending, in which the financial instrument serves as collateral. As of December 31, 2024 and 2023, the detail is as follows:

	2024	2023
	MCh$	MCh$
Transaction with domestic banks
Resale agreements with other banks	—	—
Resale agreements with the Central Bank of Chile	—	—
Rights from securities lending	—	—

Transaction with foreign banks
Resale agreements with other banks	—	—
Resale agreements with foreign Central Banks	—	—
Rights from securities lending	—	—

Transaction with other domestic entities
Resale agreements	87,291	71,822
Rights from securities lending	—	—

Transaction with other foreign entities
Resale agreements	—	—
Rights from securities lending	—	—

Accumulated Impairment Value of Financial Assets at Amortized Cost - Rights from resale agreements and securities lending
Financial assets with no significant increase in credit risk since initial recognition (phase 1)	—	—
Financial assets with a significant increase in credit risk since initial recognition, but without credit impairment (phase 2)	—	—
Financial assets with credit impairment (phase 3)	—	—
Total	87,291	71,822

The Bank and its subsidiaries have received financial instruments that they can sell or give as collateral in case the owner of these instruments enters into default or in bankruptcy. As of December 31, 2024, the fair value of the instruments received amounts to Ch$87,157 million (Ch$73,874 million in December 2023).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Financial assets at amortized cost, continued:

(b)	Debt financial instruments:

At the end of each period, the balances presented under this item are as follows:

	2024	2023
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile
Debt financial instruments from the Central Bank of Chile	—	507,261
Bonds and promissory notes from the General Treasury of the Republic	944,109	923,880
Other fiscal debt financial instruments	—	—

Other Financial Instruments issued in Chile
Debt financial instruments from other domestic banks	—	—
Bonds and trade effects from domestic companies	—	—
Other debt financial instruments issued in the country	—	—

Financial Instruments issued Abroad
Debt financial instruments from foreign Central Banks	—	—
Debt financial instruments from foreign governments and fiscal entities	—	—
Debt financial instruments from other foreign banks	—	—
Bonds and trade effects from foreign companies	—	—
Other debt financial instruments issued abroad	—	—

Accumulated Impairment Value of Financial Assets at Amortized Cost Debt Financial Instruments
Financial assets with no significant increase in credit risk since initial recognition (phase 1)	(35)	(58)
Financial assets with a significant increase in credit risk since initial recognition, but without credit impairment (phase 2)	—	—
Financial assets with credit impairment (phase 3)	—	—
Total	944,074	1,431,083

Under Instruments of the Government and the Central Bank of Chile, instruments are classified pledged as collateral as part of the FCIC program are included for an approximate amount of Ch$1,362,095 million as of December 31, 2023. There is no collateral delivered as of December 31, 2024 for this concept given that the program came to an end on July 1, 2024.

(b.1)	The credit ratings of the issuers of instruments assets at amortized cost as of December 31, 2024 and 2023, are as follows:

	As of December 31, 2024				As of December 31, 2023
	Stage 1 Individual	Stage 2 Individual	Stage 3 Individual	Total Individual	Stage 1 Individual	Stage 2 Individual	Stage 3 Individual	Total Individual
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Debt Instrument
Investment grade	944,074	—	—	944,074	1,431,083	—	—	1,431,083
Non-investment grade	—	—	—	—	—	—	—	—
Without rating	—	—	—	—	—	—	—	—
Total	944,074	—	—	944,074	1,431,083	—	—	1,431,083

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Financial assets at amortized cost, continued:

(b.2)	Analysis of changes in gross carrying amount and corresponding allowance for ECL by stage for financial instruments measured at amortized cost as of December 31, 2024 and 2023, is as follows:

	Stage 1 Individual		Stage 2 Individual		Stage 3 Individual		Total
	Gross carrying amount	ECL	Gross carrying amount	ECL	Gross carrying amount	ECL	Gross carrying amount	ECL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balance as of January 1, 2024	1,431,141	58	—	—	—	—	1,431,141	58
Net change on Balance *	(487,032)	(23)	—	—	—	—	(487,032)	(23)
Change in fair value	—	—	—	—	—	—	—	—
Transfer to Stage 1	—	—	—	—	—	—	—	—
Transfer to Stage 2	—	—	—	—	—	—	—	—
Transfer to Stage 3	—	—	—	—	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year **	—	—	—	—	—	—	—	—
Impact of net re-measurement of year-end ECL	—	—	—	—	—	—	—	—
Amounts written off	—	—	—	—	—	—	—	—
Balance as of December 31, 2024	944,109	35	—	—	—	—	944,109	35

	Stage 1 Individual		Stage 2 Individual		Stage 3 Individual		Total
	Gross carrying amount	ECL	Gross carrying amount	ECL	Gross carrying amount	ECL	Gross carrying amount	ECL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balance as of January 1, 2023	902,355	58	—	—	—	—	902,355	58
Net change on Balance *	528,786	—	—	—	—	—	528,786	—
Change in fair value	—	—	—	—	—	—	—	—
Transfer to Stage 1	—	—	—	—	—	—	—	—
Transfer to Stage 2	—	—	—	—	—	—	—	—
Transfer to Stage 3	—	—	—	—	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year **	—	—	—	—	—	—	—	—
Impact of net re-measurement of year-end ECL	—	—	—	—	—	—	—	—
Amounts written off	—	—	—	—	—	—	—	—
Balance as of December 31, 2023	1,431,141	58	—	—	—	—	1,431,141	58

*	Net change between assets purchased and assets derecognized excluding write offs.
**	Represents the change in the year-end ECLs of exposures that were transferred from one stage to another during the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Financial assets at amortized cost, continued:

(c)	Loans and advances to Banks: At the end of each period, the balances presented under this item are as follows:

	As of December 31, 2024			As of December 31, 2023
	Assets before Allowances	Allowances established	Net assets	Assets before Allowances	Allowances established	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Domestic Banks
Interbank loans of liquidity	300,042	(895)	299,147	—	—	—
Interbank loans commercial	—	—	—	—	—	—
Current accounts overdrafts	—	—	—	—	—	—
Chilean exports foreign trade loans	—	—	—	—	—	—
Chilean imports foreign trade loans	—	—	—	—	—	—
Credits with third countries	—	—	—	—	—	—
Non-transferable deposits in domestic banks	—	—	—	—	—	—
Other debts with domestic banks	—	—	—	—	—	—
Foreign Banks
Interbank loans of liquidity	—	—	—	—	—	—
Interbank loans commercial	269,191	(803)	268,388	205,362	(561)	204,801
Current accounts overdrafts	—	—	—	—	—	—
Chilean exports foreign trade loans	98,470	(290)	98,180	213,636	(780)	212,856
Chilean imports foreign trade loans	—	—	—	—	—	—
Credits with third countries	—	—	—	—	—	—
Current account deposits with foreign banks for derivatives transactions	—	—	—	—	—	—
Other non-transferable deposits with foreign banks	—	—	—	—	—	—
Other debts with foreign banks	—	—	—	—	—	—
Subtotal Domestic and Foreign Banks	667,703	(1,988)	665,715	418,998	(1,341)	417,657
Central Bank of Chile
Current account deposits for derivative transactions with a counterparty	—	—	—	—	—	—
Other deposits not available	—	—	—	2,100,933	—	2,100,933
Other receivables	—	—	—	—	—	—
Foreign Central Banks
Current account deposits for derivatives transactions	—	—	—	—	—	—
Other deposits not available	—	—	—	—	—	—
Other receivables	—	—	—	—	—	—
Subtotal Central Bank of Chile and Foreign Central Banks	—	—	—	2,100,933	—	2,100,933
Total	667,703	(1,988)	665,715	2,519,931	(1,341)	2,518,590

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Financial assets at amortized cost, continued:

(c.1)	Impairment allowance for due from banks:

i.	The credit quality and the maximum exposure to credit risk based on the Bank’s internal credit rating system and year-end stage classification as of December 31, 2024 and 2023, is as follows:

	2024				2023
	Stage 1 Individual	Stage 2 Individual	Stage 3 Individual	Total	Stage 1 Individual	Stage 2 Individual	Stage 3 Individual	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Domestic Banks
Normal	300,042	—	—	300,042	—	—	—	—
Substandard	—	—	—	—	—	—	—	—
Non-complying	—	—	—	—	—	—	—	—
Subtotal	300,042	—	—	300,042	—	—	—	—

Foreign Banks
Normal	367,661	—	—	367,661	418,998	—	—	418,998
Substandard	—	—	—	—	—	—	—	—
Non-complying	—	—	—	—	—	—	—	—
Subtotal	367,661	—	—	367,661	418,998	—	—	418,998

Central Bank of Chile
Normal	—	—	—	—	2,100,933	—	—	2,100,933
Substandard	—	—	—	—	—	—	—	—
Non-complying	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	2,100,933	—	—	2,100,933
Total	667,703	—	—	667,703	2,519,931	—	—	2,519,931

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Financial assets at amortized cost, continued:

(c.2)	Impairment allowance for due from banks, continued:

ii.	Changes in gross carrying amount and corresponding allowance for ECL by stage as of December 31, 2024 and 2023, is as follows:

Changes as of December 31, 2024
	Stage 1 Individual		Stage 2 Individual		Stage 3 Individual		Total
	Gross carrying amount	ECL	Gross carrying amount	ECL	Gross carrying amount	ECL	Gross carrying amount	ECL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ECL allowances as of January 1, 2024	2,519,931	(1,341)	—	—	—	—	2,519,931	(1,341)
Net change on Balance *	(1,890,430)	(559)	—	—	—	—	(1,890,430)	(559)
Transfer to Stage 1	—	—	—	—	—	—	—	—
Transfer to Stage 2	—	—	—	—	—	—	—	—
Transfer to Stage 3	—	—	—	—	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year **	—	—	—	—	—	—	—	—
Refinements to models used for calculation	—	—	—	—	—	—	—	—
Amounts written off	—	—	—	—	—	—	—	—
Foreign exchange adjustments	38,202	(88)	—	—	—	—	38,202	(88)
Total	667,703	(1,988)	—	—	—	—	667,703	(1,988)

	Changes as of December 31, 2023
	Stage 1 Individual		Stage 2 Individual		Stage 3 Individual		Total
	Gross carrying amount	ECL	Gross carrying amount	ECL	Gross carrying amount	ECL	Gross carrying amount	ECL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ECL allowances as of January 1, 2023	2,174,792	(1,641)	—	—	—	—	2,174,792	(1,641)
Net change on Balance *	343,280	(30)	—	—	—	—	343,280	(30)
Transfer to Stage 1	—	—	—	—	—	—	—	—
Transfer to Stage 2	—	—	—	—	—	—	—	—
Transfer to Stage 3	—	—	—	—	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year **	—	—	—	—	—	—	—	—
Refinements to models used for calculation	—	300	—	—	—	—	—	300
Amounts written off	—	—	—	—	—	—	—	—
Foreign exchange adjustments	1,859	30	—	—	—	—	1,859	30
Total	2,519,931	(1,341)	—	—	—	—	2,519,931	(1,341)

*	Net change between assets originated and assets repaid, excluding write offs.
**	Represents the change in the year-end ECLs of exposures that were transferred from one stage to another during the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Financial assets at amortized cost, continued:

(d)	Loans to Customers: At the end of each period, the balances presented under this item are as follows:

	As of December 31, 2024			As of December 31, 2023
	Assets before Allowances	Allowances established	Net assets	Assets before Allowances	Allowances established	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	15,147,886	(189,439)	14,958,447	15,500,934	(198,109)	15,302,825
Chilean exports foreign trade loans	1,449,806	(8,988)	1,440,818	1,138,316	(8,905)	1,129,411
Accrediting foreign trade loans negotiated in terms of Chilean imports	162	(2)	160	94	(2)	92
Chilean imports foreign trade loans	562,650	(10,006)	552,644	583,013	(8,139)	574,874
Current account debtors	196,819	(6,417)	190,402	186,515	(6,274)	180,241
Credit card debtors	128,671	(14,323)	114,348	107,766	(10,989)	96,777
Factoring transactions	596,935	(3,779)	593,156	603,354	(4,506)	598,848
Commercial lease transactions (1)	1,991,663	(10,677)	1,980,986	1,822,495	(11,245)	1,811,250
Student loans	52,511	(2,462)	50,049	56,923	(2,744)	54,179
Other loans and accounts receivable	20,877	(8,475)	12,402	30,634	(8,728)	21,906
Subtotal	20,147,980	(254,568)	19,893,412	20,030,044	(259,641)	19,770,403
Mortgage loans
Mortgage bonds	1,400	(7)	1,393	2,500	(10)	2,490
Endorsable mortgage mutual loans	11,071	(46)	11,025	11,327	(40)	11,287
Mortgage mutual financed with mortgage bonds	—	—	—	—	—	—
Other mortgage mutual loans	13,056,028	(33,863)	13,022,165	12,132,671	(31,951)	12,100,720
Residential lease transactions (1)	—	—	—	—	—	—
Other loans and accounts receivable	164,828	(1,716)	163,112	164,270	(1,501)	162,769
Subtotal	13,233,327	(35,632)	13,197,695	12,310,768	(33,502)	12,277,266
Consumer loans
Consumer loans in installments	3,255,475	(333,067)	2,922,408	3,182,932	(349,864)	2,833,068
Current account debtors	284,207	(16,671)	267,536	270,974	(7,221)	263,753
Credit card debtors	2,013,622	(52,333)	1,961,289	1,854,678	(58,695)	1,795,983
Consumer lease transactions (1)	320	(15)	305	380	(20)	360
Other loans and accounts receivable	1,365	(1,148)	217	1,498	(1,244)	254
Subtotal	5,554,989	(403,234)	5,151,755	5,310,462	(417,044)	4,893,418
Total	38,936,296	(693,434)	38,242,862	37,651,274	(710,187)	36,941,087

(1)	In this item, the Bank finances its clients’ purchases of assets, including real estate and other personal property, through financial lease agreements. As of December 31, 2024, Ch$993,167 million corresponds to financial leases for real estate (Ch$922,174 million in December 31, 2023) and Ch$998,816 million corresponds to financial leases for other assets (Ch$900,701 million in December 31, 2023).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Financial assets at amortized cost, continued:

(d.1)	Impairment allowance for loans to customers:

i.	The credit quality and the maximum exposure to credit risk based on the Bank’s internal credit rating system and year-end stage classification as of December 31, 2024 and 2023, are as follows:

	2024
	Stage 1		Stage 2		Stage 3
	Individual	Group	Individual	Group	Individual	Group	POCI	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Normal	14,696,311	4,028,591	50,877	411,964	—	—	25	19,187,768
Substandard	—	—	244,768	—	—	—	1,530	246,298
Non-complying	—	—	—	—	292,741	413,618	7,555	713,914
Subtotal	14,696,311	4,028,591	295,645	411,964	292,741	413,618	9,110	20,147,980

Mortgage loans
Normal	—	12,036,923	—	843,700	—	—	235	12,880,858
Non-complying	—	—	—	—	—	352,469	—	352,469
Subtotal	—	12,036,923	—	843,700	—	352,469	235	13,233,327

Consumer loans
Normal	—	4,666,028	—	592,828	—	—	108	5,258,964
Non-complying	—	—	—	—	—	294,696	1,329	296,025
Subtotal	—	4,666,028	—	592,828	—	294,696	1,437	5,554,989
Total	14,696,311	20,731,542	295,645	1,848,492	292,741	1,060,783	10,782	38,936,296

	2023
	Stage 1		Stage 2		Stage 3
	Individual	Group	Individual	Group	Individual	Group	POCI	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Normal	14,599,022	4,144,669	42,993	350,612	—	2,112	78	19,139,486
Substandard	—	—	238,130	—	—	—	2,652	240,782
Non-complying	—	—	—	—	265,932	377,682	6,162	649,776
Subtotal	14,599,022	4,144,669	281,123	350,612	265,932	379,794	8,892	20,030,044

Mortgage loans
Normal	—	11,150,943	—	884,563	—	6,136	—	12,041,642
Non-complying	—	—	—	—	—	269,126	—	269,126
Subtotal	—	11,150,943	—	884,563	—	275,262	—	12,310,768

Consumer loans
Normal	—	4,447,346	—	578,426	—	3,971	81	5,029,824
Non-complying	—	—	—	—	—	279,232	1,406	280,638
Subtotal	—	4,447,346	—	578,426	—	283,203	1,487	5,310,462
Total	14,599,022	19,742,958	281,123	1,813,601	265,932	938,259	10,379	37,651,274

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Financial assets at amortized cost, continued:

(d.1)	Impairment allowance for loans to customers, continued:

ii.	Changes in gross carrying amount and corresponding allowance for ECL by stage as of December 31, 2024 and 2023, is as follows:

	Changes as of December 31, 2024
	Stage 1				Stage 2				Stage 3
	Individual		Group		Individual		Group		Individual		Group		POCI		Total
	Gross		Gross		Gross		Gross		Gross		Gross		Gross		Gross
	carrying		carrying		carrying		carrying		carrying		carrying		carrying		carrying
	amount	ECL	amount	ECL	amount	ECL	amount	ECL	amount	ECL	amount	ECL	amount	ECL	amount	ECL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Balance as of January 1, 2024	14,599,022	(55,909)	4,144,669	(22,144)	281,123	(10,116)	350,612	(10,818)	265,932	(68,390)	379,794	(90,716)	8,892	(1,548)	20,030,044	(259,641)
Net change on Balance *	(72,104)	7,223	193,235	(2,096)	(80,536)	4,572	(90,492)	(2,444)	(32,872)	(12,716)	(66,985)	(42,516)	218	303	(149,536)	(47,674)
Transfer to Stage 1	161,583	(1,822)	1,001,203	(27,789)	(161,158)	1,798	(961,260)	21,839	(425)	24	(39,943)	5,950	—	—	—	—
Transfer to Stage 2	(336,150)	1,150	(1,302,470)	11,433	352,733	(1,796)	1,318,794	(13,357)	(16,583)	646	(16,324)	1,924	—	—	—	—
Transfer to Stage 3	(5,313)	50	(14,149)	233	(102,974)	6,074	(205,881)	17,966	108,287	(6,124)	220,030	(18,199)	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year**	—	1,113	—	22,291	—	(11,514)	—	(26,844)	—	(15,953)	—	(14,312)	—	—	—	(45,219)
Refinements to models used for calculation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Amounts written off	—	—	—	—	—	—	—	—	(37,936)	37,936	(63,492)	63,492	—	—	(101,428)	101,428
Foreign exchange adjustments	349,273	(1,629)	6,103	(107)	6,457	(189)	191	(7)	6,338	(1,316)	538	(214)	—	—	368,900	(3,462)
Subtotal Commercial loans	14,696,311	(49,824)	4,028,591	(18,179)	295,645	(11,171)	411,964	(13,665)	292,741	(65,893)	413,618	(94,591)	9,110	(1,245)	20,147,980	(254,568)

Mortgage loans
Balance as of January 1, 2024	—	—	11,150,943	(9,056)	—	—	884,563	(13,745)	—	—	275,262	(10,701)	—	—	12,310,768	(33,502)
Net change on Balance *	—	—	1,002,887	(318)	—	—	(37,060)	(5,891)	—	—	(37,960)	(890)	235	(31)	928,102	(7,130)
Transfer to Stage 1	—	—	2,078,720	(22,137)	—	—	(2,057,279)	21,460	—	—	(21,441)	677	—	—	—	—
Transfer to Stage 2	—	—	(2,193,666)	3,311	—	—	2,221,510	(5,962)	—	—	(27,844)	2,651	—	—	—	—
Transfer to Stage 3	—	—	(1,961)	28	—	—	(168,034)	11,315	—	—	169,995	(11,343)	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year**	—	—	—	19,038	—	—	—	(21,165)	—	—	—	1,584	—	—	—	(543)
Refinements to models used for calculation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Amounts written off	—	—	—	—	—	—	—	—	—	—	(5,543)	5,543	—	—	(5,543)	5,543
Foreign exchange adjustments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal Mortgage loans	—	—	12,036,923	(9,134)	—	—	843,700	(13,988)	—	—	352,469	(12,479)	235	(31)	13,233,327	(35,632)

Consumer loans
Balance as of January 1, 2024	—	—	4,447,346	(164,290)	—	—	578,426	(94,190)	—	—	283,203	(157,673)	1,487	(891)	5,310,462	(417,044)
Net change on Balance *	—	—	645,182	(33,166)	—	—	(149,276)	(13,955)	—	—	79,130	(183,514)	(50)	82	574,986	(230,553)
Transfer to Stage 1	—	—	1,219,853	(167,617)	—	—	(1,160,767)	140,356	—	—	(59,086)	27,261	—	—	—	—
Transfer to Stage 2	—	—	(1,644,109)	99,147	—	—	1,669,245	(110,753)	—	—	(25,136)	11,606	—	—	—	—
Transfer to Stage 3	—	—	(9,678)	775	—	—	(345,130)	152,660	—	—	354,808	(153,435)	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year**	—	—	—	120,007	—	—	—	(170,742)	—	—	—	(43,061)	—	—	—	(93,796)
Refinements to models used for calculation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Amounts written off	—	—	—	—	—	—	—	—	—	—	(338,227)	338,227	—	—	(338,227)	338,227
Foreign exchange adjustments	—	—	7434	(63)	—	—	330	(3)	—	—	4	(2)	—	—	7,768	(68)
Subtotal Consumer loans	—	—	4,666,028	(145,207)	—	—	592,828	(96,627)	—	—	294,696	(160,591)	1,437	(809)	5,554,989	(403,234)

Total	14,696,311	(49,824)	20,731,542	(172,520)	295,645	(11,171)	1,848,492	(124,280)	292,741	(65,893)	1,060,783	(267,661)	10,782	(2,085)	38,936,296	(693,434)

*	Net change between assets originated and assets repaid excluding write offs.

**	Represents the change in the year-end ECLs of exposures that were transferred from one stage to another during the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Financial assets at amortized cost, continued:

(d.1)	Impairment allowance for loans to customers, continued:

	Changes as of December 31, 2023
	Stage 1				Stage 2				Stage 3
	Individual		Group		Individual		Group		Individual		Group		POCI		Total
	Gross		Gross		Gross		Gross		Gross		Gross		Gross		Gross
	carrying		carrying		carrying		carrying		carrying		carrying		carrying		carrying
	amount	ECL	amount	ECL	amount	ECL	amount	ECL	amount	ECL	amount	ECL	amount	ECL	amount	ECL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Balance as of January 1, 2023	14,935,868	(67,132)	4,232,711	(46,815)	309,511	(54,679)	299,345	(12,247)	218,780	(53,675)	309,359	(86,138)	3,171	(781)	20,308,745	(321,467)
Net change on Balance *	(257,010)	24,200	198,208	9,612	(80,797)	37,103	(83,775)	(1,000)	(21,611)	(26,358)	(8,226)	(55,616)	5,722	(767)	(247,489)	(12,826)
Transfer to Stage 1	288,294	(9,423)	1,024,367	(32,758)	(287,616)	9,420	(993,013)	27,693	(679)	3	(31,353)	5,065	—	—	—	—
Transfer to Stage 2	(430,074)	1,395	(1,293,243)	17,625	436,588	(1,707)	1,309,442	(20,486)	(6,514)	312	(16,199)	2,861	—	—	—	—
Transfer to Stage 3	(2,573)	20	(18,801)	1,046	(96,930)	10,231	(181,506)	19,228	99,502	(10,251)	200,308	(20,274)	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year**	—	8,195	—	24,679	—	(8,654)	—	(25,669)	—	(3,766)	—	(10,834)	—	—	—	(16,049)
Refinements to models used for calculation	—	(12,935)	—	4,518	—	(1,766)	—	1,665	—	—	—	59	—	—	—	(8,459)
Amounts written off	—	—	—	—	—	—	—	—	(25,871)	25,871	(74,206)	74,206	—	—	(100,077)	100,077
Foreign exchange adjustments	64,517	(229)	1,427	(51)	367	(64)	119	(2)	2,325	(526)	111	(45)	(1)	—	68,865	(917)
Subtotal Commercial loans	14,599,022	(55,909)	4,144,669	(22,144)	281,123	(10,116)	350,612	(10,818)	265,932	(68,390)	379,794	(90,716)	8,892	(1,548)	20,030,044	(259,641)

Mortgage loans
Balance as of January 1, 2023	—	—	10,490,690	(15,249)	—	—	722,028	(21,553)	—	—	209,604	(13,844)	—	—	11,422,322	(50,646)
Net change on Balance *	—	—	950,450	3,787	—	—	(26,788)	(13,572)	—	—	(26,492)	1,189	—	—	897,170	(8,596)
Transfer to Stage 1	—	—	2,091,400	(40,722)	—	—	(2,071,249)	39,977	—	—	(20,151)	745	—	—	—	—
Transfer to Stage 2	—	—	(2,379,998)	4,327	—	—	2,407,618	(6,867)	—	—	(27,620)	2,540	—	—	—	—
Transfer to Stage 3	—	—	(1,599)	16	—	—	(147,046)	18,021	—	—	148,645	(18,037)	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year**	—	—	—	37,408	—	—	—	(44,502)	—	—	—	7,982	—	—	—	888
Refinements to models used for calculation	—	—	—	1,377	—	—	—	14,751	—	—	—	—	—	—	—	16,128
Amounts written off	—	—	—	—	—	—	—	—	—	—	(8,724)	8,724	—	—	(8,724)	8,724
Foreign exchange adjustments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal Mortgage loans	—	—	11,150,943	(9,056)	—	—	884,563	(13,745)	—	—	275,262	(10,701)	—	—	12,310,768	(33,502)

Consumer loans
Balance as of January 1, 2023	—	—	4,304,927	(227,372)	—	—	460,669	(86,732)	—	—	227,667	(134,171)	1,967	(1,221)	4,995,230	(449,496)
Net change on Balance *	—	—	697,853	(21,330)	—	—	(128,809)	(14,903)	—	—	70,032	(168,056)	(480)	330	638,596	(203,959)
Transfer to Stage 1	—	—	1,271,755	(193,342)	—	—	(1,231,470)	172,319	—	—	(40,285)	21,023	—	—	—	—
Transfer to Stage 2	—	—	(1,807,123)	145,966	—	—	1,829,938	(157,221)	—	—	(22,815)	11,255	—	—	—	—
Transfer to Stage 3	—	—	(22,272)	4,333	—	—	(351,957)	165,046	—	—	374,229	(169,379)	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year**	—	—	—	126,021	—	—	—	(178,730)	—	—	—	(43,970)	—	—	—	(96,679)
Refinements to models used for calculation	—	—	—	1,452	—	—	—	6,032	—	—	—	—	—	—	—	7,484
Amounts written off	—	—	—	—	—	—	—	—	—	—	(325,626)	325,626	—	—	(325,626)	325,626
Foreign exchange adjustments	—	—	2,206	(18)	—	—	55	(1)	—	—	1	(1)	—	—	2,262	(20)
Subtotal Consumer loans	—	—	4,447,346	(164,290)	—	—	578,426	(94,190)	—	—	283,203	(157,673)	1,487	(891)	5,310,462	(417,044)

Total	14,599,022	(55,909)	19,742,958	(195,490)	281,123	(10,116)	1,813,601	(118,753)	265,932	(68,390)	938,259	(259,090)	10,379	(2,439)	37,651,274	(710,187)

*	Net change between assets originated and assets repaid excluding write offs.

**	Represents the change in the year-end ECLs of exposures that were transferred from one stage to another during the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Financial assets at amortized cost, continued:

(e)	Loans by industry sector:

The following table details the Bank’s loan portfolio as of December 31, 2024 and 2023 by the customer’s industry sector and their respective economic activity:

	Credit and Contingent loans Exposure						Allowances Established
	Domestic loans		Foreign loans		Total	Total	Domestic loans		Foreign loans		Total	Total
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and advances to Banks	300,042	2,100,933	367,661	418,998	667,703	2,519,931	(895)	—	(1,093)	(1,341)	(1,988)	(1,341)

Commercial loans
Agriculture and livestock	751,838	788,942	—	—	751,838	788,942	(9,240)	(9,046)	—	—	(9,240)	(9,046)
Fruit	730,718	646,608	—	—	730,718	646,608	(9,087)	(4,456)	—	—	(9,087)	(4,456)
Forestry	89,777	101,406	—	—	89,777	101,406	(2,767)	(1,352)	—	—	(2,767)	(1,352)
Fishing	29,465	26,339	—	—	29,465	26,339	(644)	(788)	—	—	(644)	(788)
Mining	864,867	417,164	—	—	864,867	417,164	(3,750)	(2,532)	—	—	(3,750)	(2,532)
Oil and natural gas	211	416	—	—	211	416	(8)	(8)	—	—	(8)	(8)
Product manufacturing industries:
Foods, beverages and tobacco	657,462	513,197	—	—	657,462	513,197	(5,893)	(10,565)	—	—	(5,893)	(10,565)
Textiles, leather goods and footwear	28,874	33,100	—	—	28,874	33,100	(788)	(599)	—	—	(788)	(599)
Woods and furnitures	89,394	78,409	—	—	89,394	78,409	(1,225)	(1,295)	—	—	(1,225)	(1,295)
Cellulose, Paper and printing	15,882	16,931	—	—	15,882	16,931	(365)	(591)	—	—	(365)	(591)
Chemicals and petroleum products	321,820	298,883	—	—	321,820	298,883	(2,389)	(2,046)	—	—	(2,389)	(2,046)
Metal, non-metal, machine or others	482,281	551,922	—	—	482,281	551,922	(5,541)	(7,367)	—	—	(5,541)	(7,367)
Electricity, gas and water	242,052	438,147	104,988	1,326	347,040	439,473	(1,448)	(2,342)	(27)	(19)	(1,475)	(2,361)
Residential construction	195,883	265,086	—	—	195,883	265,086	(6,461)	(9,699)	—	—	(6,461)	(9,699)
Non-residential construction (office, civil engineering)	482,763	409,154	—	—	482,763	409,154	(10,126)	(11,060)	—	—	(10,126)	(11,060)
Wholesale	1,581,915	1,798,723	—	—	1,581,915	1,798,723	(31,119)	(34,250)	—	—	(31,119)	(34,250)
Retail, restaurants and hotels	1,044,935	1,016,553	—	—	1,044,935	1,016,553	(35,983)	(34,404)	—	—	(35,983)	(34,404)
Transport and storage	1,036,903	1,105,436	—	—	1,036,903	1,105,436	(14,832)	(16,599)	—	—	(14,832)	(16,599)
Communications	214,386	102,522	—	—	214,386	102,522	(2,746)	(2,121)	—	—	(2,746)	(2,121)
Financial services	2,995,023	3,219,991	—	—	2,995,023	3,219,991	(8,090)	(9,217)	—	—	(8,090)	(9,217)
Business services	1,973,354	1,976,971	—	—	1,973,354	1,976,971	(39,158)	(38,908)	—	—	(39,158)	(38,908)
Real estate services	3,349,165	3,361,066	14,882	19,931	3,364,047	3,380,997	(15,786)	(15,986)	(114)	(273)	(15,900)	(16,259)
Student loans	52,511	56,924	—	—	52,511	56,924	(2,462)	(2,744)	—	—	(2,462)	(2,744)
Government administration, defence and police force	16,895	21,438	—	—	16,895	21,438	(228)	(269)	—	—	(228)	(269)
Social services and other community services	900,847	900,822	—	—	900,847	900,822	(13,430)	(13,044)	—	—	(13,430)	(13,044)
Personal services	1,878,889	1,862,637	—	—	1,878,889	1,862,637	(30,861)	(28,061)	—	—	(30,861)	(28,061)
Subtotal	20,028,110	20,008,787	119,870	21,257	20,147,980	20,030,044	(254,427)	(259,349)	(141)	(292)	(254,568)	(259,641)

Residential mortgage loans	13,233,327	12,310,768	—	—	13,233,327	12,310,768	(35,632)	(33,502)	—	—	(35,632)	(33,502)

Consumer loans	5,554,989	5,310,462	—	—	5,554,989	5,310,462	(403,234)	(417,044)	—	—	(403,234)	(417,044)

Contingent loan exposure	15,080,768	13,547,435	—	—	15,080,768	13,547,435	(87,485)	(89,640)	—	—	(87,485)	(89,640)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Financial assets at amortized cost, continued:

(f)	Loans by tranches of days past-due:

The following table details the Bank’s loan portfolio as of December 31, 2024 and 2023 by tranches of days past-due:

	Financial assets before allowances								Allowances established
As of December 31, 2024	Stage 1 Evaluation		Stage 2 Evaluation		Stage 3 Evaluation				Stage 1 Evaluation		Stage 2 Evaluation		Stage 3 Evaluation				Net Financial
	Individual	Group	Individual	Group	Individual	Group	POCI	Total	Individual	Group	Individual	Group	Individual	Group	POCI	Total	Assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and advances to Banks
0 days	596,974	—	—	—	—	—	—	596,974	(1,781)	—	—	—	—	—	—	(1,781)	595,193
1 to 29 days	70,729	—	—	—	—	—	—	70,729	(207)	—	—	—	—	—	—	(207)	70,522
30 to 59 days	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
60 to 89 days	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
> = 90 days	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	667,703	—	—	—	—	—	—	667,703	(1,988)	—	—	—	—	—	—	(1,988)	665,715

Commercial loans
0 days	14,460,417	4,022,272	260,184	216,024	142,884	98,943	8,434	19,209,158	(48,974)	(18,047)	(9,754)	(3,036)	(20,514)	(15,003)	(809)	(116,137)	19,093,021
1 to 29 days	214,772	6,319	22,159	139,909	18,146	35,517	676	437,498	(764)	(132)	(858)	(5,985)	(2,750)	(5,129)	(436)	(16,054)	421,444
30 to 59 days	12,415	—	10,990	43,057	22,310	34,271	—	123,043	(34)	—	(380)	(3,106)	(6,776)	(5,361)	—	(15,657)	107,386
60 to 89 days	8,707	—	2,312	12,974	8,749	20,850	—	53,592	(52)	—	(179)	(1,538)	(1,076)	(3,718)	—	(6,563)	47,029
> = 90 days	—	—	—	—	100,652	224,037	—	324,689	—	—	—	—	(34,777)	(65,380)	—	(100,157)	224,532
Subtotal	14,696,311	4,028,591	295,645	411,964	292,741	413,618	9,110	20,147,980	(49,824)	(18,179)	(11,171)	(13,665)	(65,893)	(94,591)	(1,245)	(254,568)	19,893,412

Residential mortgage loans
0 days	—	11,924,679	—	594,254	—	65,275	235	12,584,443	—	(7,796)	—	(4,747)	—	(3,047)	(31)	(15,621)	12,568,822
1 to 29 days	—	112,244	—	128,071	—	35,915	—	276,230	—	(1,338)	—	(2,746)	—	(1,031)	—	(5,115)	271,115
30 to 59 days	—	—	—	90,397	—	36,030	—	126,427	—	—	—	(4,185)	—	(1,054)	—	(5,239)	121,188
60 to 89 days	—	—	—	30,978	—	24,045	—	55,023	—	—	—	(2,310)	—	(755)	—	(3,065)	51,958
> = 90 days	—	—	—	—	—	191,204	—	191,204	—	—	—	—	—	(6,592)	—	(6,592)	184,612
Subtotal	—	12,036,923	—	843,700	—	352,469	235	13,233,327	—	(9,134)	—	(13,988)	—	(12,479)	(31)	(35,632)	13,197,695

Consumer loans
0 days	—	4,661,049	—	378,949	—	92,941	537	5,133,476	—	(144,631)	—	(24,156)	—	(45,890)	(229)	(214,906)	4,918,570
1 to 29 days	—	4,979	—	142,585	—	32,946	900	181,410	—	(576)	—	(42,433)	—	(16,250)	(580)	(59,839)	121,571
30 to 59 days	—	—	—	53,655	—	36,266	—	89,921	—	—	—	(21,220)	—	(19,455)	—	(40,675)	49,246
60 to 89 days	—	—	—	17,639	—	25,996	—	43,635	—	—	—	(8,818)	—	(14,668)	—	(23,486)	20,149
> = 90 days	—	—	—	—	—	106,547	—	106,547	—	—	—	—	—	(64,328)	—	(64,328)	42,219
Subtotal	—	4,666,028	—	592,828	—	294,696	1,437	5,554,989	—	(145,207)	—	(96,627)	—	(160,591)	(809)	(403,234)	5,151,755

Total Loans	15,364,014	20,731,542	295,645	1,848,492	292,741	1,060,783	10,782	39,603,999	(51,812)	(172,520)	(11,171)	(124,280)	(65,893)	(267,661)	(2,085)	(695,422)	38,908,577

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Financial assets at amortized cost, continued:

(f)	Loans by tranches of days past-due, continued:

	Financial assets before allowances								Allowances established
As of December 31, 2023	Stage 1 Evaluation		Stage 2 Evaluation		Stage 3 Evaluation				Stage 1 Evaluation		Stage 2 Evaluation		Stage 3 Evaluation				Net Financial
	Individual	Group	Individual	Group	Individual	Group	POCI	Total	Individual	Group	Individual	Group	Individual	Group	POCI	Total	Assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and advances to Banks
0 days	2,432,163	—	—	—	—	—	—	2,432,163	(909)	—	—	—	—	—	—	(909)	2,431,254
1 to 29 days	87,768	—	—	—	—	—	—	87,768	(432)	—	—	—	—	—	—	(432)	87,336
30 to 59 days	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
60 to 89 days	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
> = 90 days	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	2,519,931	—	—	—	—	—	—	2,519,931	(1,341)	—	—	—	—	—	—	(1,341)	2,518,590

Commercial loans
0 days	14,430,127	4,117,186	237,042	210,755	89,282	90,287	8,168	19,182,847	(55,341)	(21,025)	(8,204)	(2,979)	(20,131)	(15,064)	(1,137)	(123,881)	19,058,966
1 to 29 days	148,791	27,483	26,668	88,195	9,591	28,001	724	329,453	(459)	(1,119)	(719)	(3,745)	(2,123)	(4,172)	(411)	(12,748)	316,705
30 to 59 days	12,759	—	13,111	42,034	18,279	29,025	—	115,208	(49)	—	(1,006)	(2,993)	(2,484)	(4,590)	—	(11,122)	104,086
60 to 89 days	7,345	—	4,302	9,628	8,614	23,580	—	53,469	(60)	—	(187)	(1,101)	(461)	(3,774)	—	(5,583)	47,886
> = 90 days	—	—	—	—	140,166	208,901	—	349,067	—	—	—	—	(43,191)	(63,116)	—	(106,307)	242,760
Subtotal	14,599,022	4,144,669	281,123	350,612	265,932	379,794	8,892	20,030,044	(55,909)	(22,144)	(10,116)	(10,818)	(68,390)	(90,716)	(1,548)	(259,641)	19,770,403

Residential mortgage loans
0 days	—	11,130,137	—	599,734	—	50,882	—	11,780,753	—	(8,538)	—	(4,728)	—	(2,346)	—	(15,612)	11,765,141
1 to 29 days	—	20,806	—	187,607	—	30,277	—	238,690	—	(518)	—	(3,760)	—	(919)	—	(5,197)	233,493
30 to 59 days	—	—	—	74,184	—	27,827	—	102,011	—	—	—	(3,611)	—	(861)	—	(4,472)	97,539
60 to 89 days	—	—	—	23,038	—	24,732	—	47,770	—	—	—	(1,646)	—	(1,314)	—	(2,960)	44,810
> = 90 days	—	—	—	—	—	141,544	—	141,544	—	—	—	—	—	(5,261)	—	(5,261)	136,283
Subtotal	—	11,150,943	—	884,563	—	275,262	—	12,310,768	—	(9,056)	—	(13,745)	—	(10,701)	—	(33,502)	12,277,266

Consumer loans
0 days	—	4,406,805	—	391,601	—	90,983	464	4,889,853	—	(152,643)	—	(27,036)	—	(46,325)	(234)	(226,238)	4,663,615
1 to 29 days	—	40,541	—	106,672	—	26,734	1,023	174,970	—	(11,647)	—	(32,205)	—	(13,177)	(657)	(57,686)	117,284
30 to 59 days	—	—	—	61,334	—	32,441	—	93,775	—	—	—	(24,624)	—	(17,384)	—	(42,008)	51,767
60 to 89 days	—	—	—	18,819	—	31,703	—	50,522	—	—	—	(10,325)	—	(17,644)	—	(27,969)	22,553
> = 90 days	—	—	—	—	—	101,342	—	101,342	—	—	—	—	—	(63,143)	—	(63,143)	38,199
Subtotal	—	4,447,346	—	578,426	—	283,203	1,487	5,310,462	—	(164,290)	—	(94,190)	—	(157,673)	(891)	(417,044)	4,893,418

Total Loans	17,118,953	19,742,958	281,123	1,813,601	265,932	938,259	10,379	40,171,205	(57,250)	(195,490)	(10,116)	(118,753)	(68,390)	(259,090)	(2,439)	(711,528)	39,459,677

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Financial assets at amortized cost, continued:

(g)	Financial Lease Contracts:

As of December 31, 2024 and 2023, the Bank’s scheduled cash flows to be received from financial leasing contracts have the following maturities as follows:

	Total receivable		Unearned income		Net lease receivable (*)
	2024	2023	2024	2023	2024	2023
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Due within one year	668,951	610,657	(99,075)	(88,444)	569,876	522,213
Due after 1 year but within 2 years	501,065	453,713	(71,170)	(63,079)	429,895	390,634
Due after 2 years but within 3 years	343,985	301,560	(45,055)	(38,839)	298,930	262,721
Due after 3 years but within 4 years	211,905	199,376	(29,193)	(25,018)	182,712	174,358
Due after 4 years but within 5 years	165,414	133,011	(20,517)	(17,248)	144,897	115,763
Due after 5 years	401,645	383,050	(45,823)	(36,064)	355,822	346,986
Total	2,292,965	2,081,367	(310,833)	(268,692)	1,982,132	1,812,675

(*)	The net balance receivable does not include the total overdue portfolio totaling Ch$9,851 million and Ch$10,200 million as of December 31, 2024 and 2023, respectively. This overdue portfolio only reflects the past due portion without considering the remaining outstanding principal and interest.

The Bank maintains financial lease operations associated with real estate, industrial machinery, vehicles and transportation equipment. These leases contracts have an average term between 2 and 15 years.

Other disclosures:

As of December 31, 2023, under the Commercial Loans item, operations are maintained that guarantee obligations maintained with the Central Bank of Chile as part of the Loan Increase Conditional Credit Facility (FCIC by its Spanish initials) program for an approximate amount of Ch$2,573,423 million. There are no guarantees delivered as of December 31, 2024 for this concept given that the program came to an end on July 1, 2024.

(h)	Purchase of loan portfolio:

During the year 2024 and 2023 no portfolio purchases were made.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Financial assets at amortized cost, continued:

(i)	Sale or transfer of credits from the loans to customers:

During 2024 and 2023 the Bank has carried out transactions of sale or transfer of the loan portfolio according to the following:

	As of December 31, 2024
	Carrying amount	Allowances released	Sale price	Effect on income (loss) gain (*)
	MCh$	MCh$	MCh$	MCh$
Sale of outstanding loans	4,273	(410)	4,045	182
Sale of write-off loans	—	—	18	18
Total	4,273	(410)	4,063	200

	As of December 31, 2023
	Carrying amount	Allowances released	Sale price	Effect on income (loss) gain (*)
	MCh$	MCh$	MCh$	MCh$
Sale of outstanding loans	17,013	(262)	17,007	256
Sale of write-off loans	—	—	—	—
Total	17,013	(262)	17,007	256

(*)	See Note No. 31.

(j)	Securitization of own assets:

During the years 2024 and 2023, there are not securitization transactions executed involving its own assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.	Investments in Other Companies:

(a)	This item includes investments in other companies for an amount of Ch$67,277 million and Ch$65,082 million as of December 31, 2024 and 2023, respectively, detailed as follows:

		% Ownership Interest		Assets
		2024	2023	2024	2023
Company	Shareholder	%	%	MCh$	MCh$
Associates
Transbank S.A.	Banco de Chile	26.16	26.16	38,660	36,084
Centro de Compensación Automatizado S.A.	Banco de Chile	33.33	33.33	6,784	4,862
Redbanc S.A.	Banco de Chile	38.13	38.13	5,447	4,783
Sociedad Interbancaria de Depósito de Valores S.A.	Banco de Chile	26.81	26.81	2,704	2,394
Administrador Financiero de Transantiago S.A. (*)	Banco de Chile	20.00	20.00	2,210	4,285
Sociedad Imerc OTC S.A.	Banco de Chile	12.33	12.33	1,902	1,803
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Banco de Chile	15.00	15.00	1,312	1,199
Subtotal Associates				59,019	55,410

Joint Venture
Servipag Ltda.	Banco de Chile	50.00	50.00	8,258	7,832
Artikos Chile S.A. (**)	Banco de Chile	—	50.00	—	1,840
Subtotal				8,258	9,672

Total				67,277	65,082

(*)	On July 18, 2024, the company reported the agreement to reduce its share capital for an amount equivalent to Ch$9,810 million.

(**)	During the year 2024, a purchase and sale contract was signed for 100% of the participation held in the company. See Note No. 5 Relevant Events, letter (q).

(b)	The reconciliation between opening and ending balance of investments in other companies that are not consolidated in 2023, 2022 and 2021 is detailed as follows:

	2024	2023	2022
	MCh$	MCh$	MCh$
Balance as of January 1,	65,082	56,177	46,923
Capital increase	—	—	—
Participation in net income	8,730	13,409	13,031
Dividends received	(3,019)	(4,675)	(3,622)
Sale of participation in Artikos S.A.(*)	(1,572)	—	—
Other	(1,944)	171	(155)
Balance as of December 31,	67,277	65,082	56,177

(*)	See note No. 5 Relevan Events, letter (n) and (q).

(c)	During the year ended as of December 31, 2024 and 2023 no impairment has incurred in these investments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.	Investments in Other Companies, continued:

(d)	The total carrying amount of the Bank’s Associates and Joint Ventures as of December 31, 2024 and 2023 is explained as follows:

	Associates							Joint Ventures
	Centro de Compensación Automatizado S.A.	Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Sociedad Interbancaria de Depósito de Valores S.A.	Redbanc S.A.	Transbank S.A.	Administrador Financiero del Transantiago S.A.	Sociedad Imerc OTC S.A.	Servipag Ltda.
December 2024	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current assets	13,958	1,737	60	15,347	1,814,213	58,605	11,562	101,289
Non-current assets	9,462	8,223	10,036	14,062	161,533	887	11,538	21,034
Total Assets	23,420	9,960	10,096	29,409	1,975,746	59,492	23,100	122,323

Current liabilities	3,585	1,120	551	13,366	1,811,753	46,985	7,285	98,808
Non-current liabilities	43	384	—	1,932	17,176	2,371	748	6,999
Total Liabilities	3,628	1,504	551	15,298	1,828,929	49,356	8,033	105,807
Equity	19,792	8,456	9,545	14,111	146,817	10,136	15,058	16,516
Minority interest	—	—	—	—	—	—	9	—
Total Liabilities and Equity	23,420	9,960	10,096	29,409	1,975,746	59,492	23,100	122,323

Operating income	21,282	6,651	9	60,139	888,114	5,023	8,979	44,161
Operating expenses	(14,545)	(5,843)	(54)	(58,167)	(722,391)	(2,541)	(8,557)	(40,929)
Other income (expenses)	741	390	1,848	234	(154,142)	1,424	1,002	1,185
Gain before tax	7,478	1,198	1,803	2,206	11,581	3,906	1,424	4,417
Income tax	(1,853)	(231)	—	(467)	(1,736)	(855)	(202)	(1,066)
Gain for the year	5,625	967	1,803	1,739	9,845	3,051	1,222	3,351

	Associates							Joint Ventures
	Centro de Compensación Automatizado S.A.	Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Sociedad Interbancaria de Depósito de Valores S.A.	Redbanc S.A.	Transbank S.A.	Administrador Financiero del Transantiago S.A.	Sociedad Imerc OTC S.A.	Artikos Chile S.A.	Servipag Ltda.
December 2023	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current assets	6,380	841	104	11,054	1,362,961	66,716	21,042	3,768	84,569
Non-current assets	10,983	8,377	8,834	16,275	164,518	867	12,760	1,724	18,137
Total Assets	17,363	9,218	8,938	27,329	1,527,479	67,583	33,802	5,492	102,706

Current liabilities	3,034	899	525	11,625	1,355,563	47,242	18,768	1,898	82,503
Non-current liabilities	247	496	—	3,236	36,641	—	766	406	4,539
Total Liabilities	3,281	1,395	525	14,861	1,392,204	47,242	19,534	2,304	87,042
Equity	14,082	7,823	8,413	12,468	135,275	20,341	14,259	3,188	15,664
Minority interest	—	—	—	—	—	—	9	—	—
Total Liabilities and Equity	17,363	9,218	8,938	27,329	1,527,479	67,583	33,802	5,492	102,706

Operating income	8,973	5,116	14	58,576	969,393	4,818	9,355	5,571	43,709
Operating expenses	(2,812)	(4,823)	(50)	(57,847)	(821,426)	(2,540)	(8,667)	(3,558)	(39,366)
Other income (expenses)	589	345	1,754	127	(113,486)	2,287	743	137	1,503
Gain before tax	6,750	638	1,718	856	34,481	4,565	1,431	2,150	5,846
Income tax	(1,692)	(66)	—	(100)	(7,667)	(949)	(430)	(511)	(1,444)
Gain for the year	5,058	572	1,718	756	26,814	3,616	1,001	1,639	4,402

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Intangible Assets:

(a)	As of December 31, 2024 and 2023 intangible assets are detailed as follows:

	Useful Life		Average remaining amortization period		Gross balance		Accumulated Amortization		Net balance
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
	Years	Years	Years	Years	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Other Intangible Assets:
Goodwill	—	—	—	—	16,714	16,714	—	—	16,714	16,714
Intangible assets arising from business combinations	—	—	—	—	56,249	56,249	(39,553)	(39,553)	16,696	16,696
Software or computer programs	6	6	4	5	379,572	322,174	(221,016)	(184,970)	158,556	137,204
Total					452,535	395,137	(260,569)	(224,523)	191,966	170,614

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Intangible Assets, continued:

(b)	Changes in intangible assets during the year 2024 and 2023 are as follows:

	Goodwill (1)	Intangible assets arising from business combinations (2)	Software or computer programs	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2024	16,714	56,249	322,174	395,137
Acquisitions	—	—	57,617	57,617
Disposals/write-downs	—	—	(219)	(219)
Reclassification	—	—	—	—
Impairment (*)	—	—	—	—
Total	16,714	56,249	379,572	452,535

Accumulated Amortization
Balance as of January 1, 2024	—	(39,553)	(184,970)	(224,523)
Amortization for the year (**)	—	—	(36,265)	(36,265)
Disposals/write-downs	—	—	219	219
Reclassification	—	—	—	—
Impairment (*)	—	—	—	—
Total	—	(39,553)	(221,016)	(260,569)

Balance as of December 31, 2024	16,714	16,696	158,556	191,966

	Goodwill (1)	Intangible assets arising from business combinations (2)	Software or computer programs	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2023	16,714	56,249	263,294	336,257
Acquisitions	—	—	59,955	59,955
Disposals/write-downs	—	—	(1,050)	(1,050)
Reclassification	—	—	—	—
Impairment (*)	—	—	(25)	(25)
Total	16,714	56,249	322,174	395,137

Accumulated Amortization
Balance as of January 1, 2023	—	(39,553)	(156,674)	(196,227)
Amortization for the year (**)	—	—	(29,346)	(29,346)
Disposals/write-downs	—	—	1,050	1,050
Reclassification	—	—	—	—
Impairment (*)	—	—	—	—
Total	—	(39,553)	(184,970)	(224,523)

Balance as of December 31, 2023	16,714	16,696	137,204	170,614

(1)	Goodwill corresponds mainly to business combination with Citibank Chile whose amount is of MCh$12,576 that represents the value of synergies to be generated in the combination process and the acquisition of know-how.
(2)	Intangible assets arising from business combinations include assets with indefinite useful lives acquired in the business combination with Citibank Chile.
(*)	See Note No. 38 Impairment of non-financial assets.
(**)	See Note No. 37 Depreciation and Amortization.

(c)	As of December 31, 2024, the Bank maintains Ch$13,889 million (Ch$14,869 million as of December 31, 2023) of assets associated with technological developments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Intangible Assets, continued:

(d)	As of December 31, 2024 and 2023, there are no restrictions on the intangible assets of the Bank. Furthermore, there are no intangible assets held as collateral for the fulfillment of obligations.

(e)	Impairment testing of Goodwill:

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

Accordingly, for impairment testing purposes, goodwill acquired through business combinations has been allocated to four individual business segments, as follows:

Business Segments	2024	2023
	MCh$	MCh$
Retail	5,928	5,928
Wholesale	2,135	2,135
Treasury and money market operations	4,513	4,513
Subsidiaries	4,138	4,138
Total	16,714	16,714

Below are the key assumptions used for determining the value in use for impairment testing purposes:

●	The Bank determines the recoverable amount of its business segments on the basis of value in use by employing a Discounted Cash Flows (“DCF”) valuation model. The DCF model determines the present value of the estimated future earnings that would be distributed to shareholders in the way of dividends, once satisfied the capital regulatory requirements.

●	For purposes of the goodwill impairment testing, the DCF model considers earnings projections for a ten-year period, which is deemed as the period in which the Bank is able to achieve the goals set in its long-term business strategy.

●	Earnings projections result from business growth, particularly associated with projected expansion rates for the local economy (i.e. GDP growth), the industry’s loan book and the Bank’s strategic goals. Then, based on historical data, linear regression analysis and expert judgement, the Bank determines a loan growth multiplier (in real terms) for the industry’s loan book over GDP growth for the local economy. This multiplier is expected to return to normal levels, after the downturn prompted by the COVID-19 and the second-round effects of one-time policies adopted in order to deal with the pandemic that resulted in below-trend multipliers in the range of 1.00 to 1.50 times. Accordingly, the loan growth multiplier would achieve 1.60 times from 2029 onwards.

●	Following the estimated growth rates for the Chilean economy and the banking industry in terms of loans to customers, expansion rates of the Bank’s loan book are determined by considering the achievement of the Bank’s long-term strategic goals. Therefore, real growth rates are considered to be slightly higher than the industry rates within the ten-year period, assuming that a market share of 16.5% is achieved at year five and remains unchanged afterwards.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Intangible Assets, continued:

(e)	Impairment testing of Goodwill, continued:

●	For purposes of business segments valuation, the DCF model considers discount rates that are determined by carrying out a linear regression analysis based on historical data of daily stock returns for the Bank and the market portfolio (IGPA index in Chile). In order to do this, an index linear model is applied, which is widely used in finance for these purposes. After estimating the model parameters (alpha and beta), the Capital Asset Pricing Model (“CAPM”) is utilized to determine the cost of equity or discount rate for shareholders’ cash flows. When using CAPM, a 8.4% nominal discount rate is computed by assuming long-term scenarios for market risk premium and the latest available data (December 2024) for both inflation and long-term risk-free rate. We also use alternative methods, such as historical return-on-market-equity (net income over market capitalization) and implied return-on-equity from price-to-earnings ratios projected by market analysts. Based on these methods, we compute nominal discount rates of 9.3% by using the return-on-market-equity and 10.0% by means of the projected price-to-earnings ratio. By using such evidence, the Bank determined a real cost of equity of 10.0% as a baseline scenario for discount rates used for valuation purposes. The Bank also carries out a sensitivity analysis by setting discounts rates of 9.0% and 11.0%.

(f)	Annual goodwill impairment test:

The annual goodwill impairment tests for the years ended December 31, 2024 and 2023 did not result in an impairment loss on the goodwill of the Bank’s business segments as their economic values were higher than their carrying amounts.

(g)	Restrictions:

Banco de Chile and its subsidiaries have no restrictions on intangible assets as of December 31, 2024 and 2023. Additionally, no intangible assets have been pledged as collateral to secure the fulfillment of any financial obligation. Moreover, there are no amounts owed by the Bank on intangible assets as of the aforementioned dates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

14.	Property and Equipment:

(a)	The properties and equipment as of December 31, 2024 and 2023 are composed as follows:

	Average useful Life		Average remaining depreciation		Gross balance		Accumulated Depreciation		Net balance
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
	Years	Years	Years	Years	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Type of property and equipment:
Land and Buildings	26	26	18	18	327,862	322,766	(173,132)	(165,286)	154,730	157,480
Equipment	5	5	3	3	261,142	256,933	(236,146)	(221,083)	24,996	35,850
Others	7	7	4	4	63,198	61,118	(53,851)	(52,791)	9,347	8,327
Total					652,202	640,817	(463,129)	(439,160)	189,073	201,657

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

14.	Property and Equipment, continued:

(b)	The changes in properties and equipment as of December 31, 2024 and 2023, are as follows:

	December 2024
	Land and Buildings	Equipment	Others	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2024	322,766	256,933	61,118	640,817
Additions	7,369	5,286	3,699	16,354
Write-downs and sales of the year	(2,273)	(1,075)	(1,619)	(4,967)
Impairment (**) (***)	—	(2)	—	(2)
Total	327,862	261,142	63,198	652,202

Accumulated Depreciation
Balance as of January 1, 2024	(165,286)	(221,083)	(52,791)	(439,160)
Depreciation of the year (*)	(9,725)	(15,881)	(2,566)	(28,172)
Write-downs and sales of the year	1,879	818	1,506	4,203
Total	(173,132)	(236,146)	(53,851)	(463,129)

Balance as of December 31, 2024	154,730	24,996	9,347	189,073

	December 2023
	Land and Buildings	Equipment	Others	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2023	316,968	246,706	58,890	622,564
Additions	10,277	11,136	3,338	24,751
Write-downs and sales of the year	(4,479)	(906)	(1,110)	(6,495)
Impairment (**) (***)	—	(3)	—	(3)
Total	322,766	256,933	61,118	640,817

Accumulated Depreciation
Balance as of January 1, 2023	(157,810)	(203,136)	(51,494)	(412,440)
Depreciation of the year (*)	(9,295)	(18,733)	(2,365)	(30,393)
Write-downs and sales of the year	1,819	786	1,068	3,673
Total	(165,286)	(221,083)	(52,791)	(439,160)

Balance as of December 31, 2023	157,480	35,850	8,327	201,657

(*)	See Note No. 37 about Depreciation and Amortization.
(**)	See Note No. 38 Impairment of non-financial assets.
(***)	Does not include provision for write-off of Property for Ch$1,119 million (Ch$1,751 million as of December 31, 2023).

(c)	As of December 31, 2024, the Bank records Ch$5,510 million (Ch$3,395 million as of December 31, 2023) in assets under construction.

(d)	As of December 31, 2024 and 2023, there are no restrictions on the properties and equipment of the Bank and its subsidiaries. Furthermore, there are no properties and equipment held as collateral for the fulfillment of obligations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

15.	Right-of-use assets and Lease liabilities:

(a)	The composition of the rights over leased assets as of December 31, 2024 and 2023 is as follows:

	Gross Balance		Accumulated Depreciation		Net Balance
	2024	2023	2024	2023	2024	2023
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Categories
Buildings	126,655	145,849	(63,657)	(75,361)	62,998	70,488
Floor space for ATMs	36,080	33,060	(9,307)	(2,669)	26,773	30,391
Improvements to leased properties	28,783	30,426	(21,675)	(22,416)	7,108	8,010
Total	191,518	209,335	(94,639)	(100,446)	96,879	108,889

(b)	The changes of the rights over leased assets as of December 31, 2024 and 2023 is as follows:

	2024
	Buildings	Floor space for ATMs	Improvements to leased properties	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2024	145,849	33,060	30,426	209,335
Additions	13,892	4,385	872	19,149
Write-downs	(33,019)	(1,197)	(2,515)	(36,731)
Remeasurement	(67)	(168)	—	(235)
Other incremental	—	—	—	—
Total	126,655	36,080	28,783	191,518

Accumulated Depreciation
Balance as of January 1, 2024	(75,361)	(2,669)	(22,416)	(100,446)
Depreciation of the year (*)	(20,939)	(7,733)	(1,135)	(29,807)
Write-downs	32,638	1,123	1,876	35,637
Other incremental	56	(28)	—	(23)
Total	(63,657)	(9,307)	(21,675)	(94,639)

Balance as of December 31, 2024	62,998	26,773	7,108	96,879

(*)	See Note No.37 Depreciation and Amortization.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

15.	Right-of-use assets and Lease liabilities, continued:

(b)	The changes of the rights over leased assets as of December 31, 2024 and 2023 is as follows, continued

	2023
	Buildings	Floor space for ATMs	Improvements to leased properties	Total
	MCh$	MCh$	MCh$	MCh$

Gross Balance
Balance as of January 1, 2023	144,482	43,492	28,595	216,569
Additions	16,790	31,033	1,993	49,816
Write-downs	(14,935)	(42,821)	(162)	(57,918)
Remeasurement	(488)	(392)	—	(880)
Other incremental	—	1,748	—	1,748
Total	145,849	33,060	30,426	209,335

Accumulated Depreciation
Balance as of January 1, 2023	(64,352)	(35,735)	(21,561)	(121,648)
Depreciation of the year (*)	(21,459)	(9,736)	(1,017)	(32,212)
Write-downs	10,450	42,802	162	53,414
Total	(75,361)	(2,669)	(22,416)	(100,446)

Balance as of December 31, 2023	70,488	30,391	8,010	108,889

(*)	See Note No.37 Depreciation and Amortization.

(c)	The future maturities (including unearned interest) of the lease liabilities as of December 31, 2024 and 2023:

	December 2024
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Lease associated to:
Buildings	—	1,692	3,374	14,158	23,675	14,245	10,657	67,801
ATMs	—	699	1,396	6,228	15,353	5,532	28	29,236
Total	—	2,391	4,770	20,386	39,028	19,777	10,685	97,037

	December 2023
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Lease associated to:
Buildings	—	1,737	3,429	12,412	25,178	18,205	15,945	76,906
ATMs	—	641	1,275	5,538	13,932	11,449	15	32,850
Total	—	2,378	4,704	17,950	39,110	29,654	15,960	109,756

The Bank and its subsidiaries maintain contracts with certain renewal options and for which there is reasonable certainty that said option shall be carried out. In such cases, the lease period used to measure the liability and assets corresponds to an estimate of future renewals.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

15.	Right-of-use assets and Lease liabilities, continued:

(d)	The changes of the obligations for lease liabilities and the flows for the years 2024 and 2023 are as follows:

Total cash flow for the year
MCh$
Lease liability
Balances as of January 1, 2023	89,369
Liabilities for new lease agreements	43,931
Interest accrued expenses	1,980
Payments of capital and interests	(32,084)
Remeasurement	(880)
Derecognized contracts	(4,714)
Readjustments	3,878
Balances as of December 31, 2023	101,480

Liabilities for new lease agreements	14,648
Interest accrued expenses	2,381
Payments of capital and interests	(29,991)
Remeasurement	(235)
Derecognized contracts	(457)
Readjustments	3,603
Balances as of December 31, 2024	91,429

(e)	The future cash flows related to short-term lease agreements in effect as of December 31, 2024 correspond to Ch$3,557 million (Ch$4,799 million as of December 31, 2023).

(f)	As of December 31, 2024, the minimum future rental income to be received from operating leases amounts to Ch$14,101 million (Ch$15,723 million as of December 31, 2023).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

16.	Current tax and deferred taxes:

(a)	Current Tax:

The Bank and its subsidiaries at the end of each year, have constituted a First Category Income Tax Provision, which was determined based on current tax regulations, and has been reflected in the Statement of Financial Position net of taxes to be recovered or payable, as applicable, as of December 31, 2024 and 2023, according to the following detail:

	2024	2023
	MCh$	MCh$

Income taxes	(333,719)	(298,877)
Less:
Monthly prepaid taxes	483,615	429,554
Credit for training expenses	1,820	2,300
Other	8,021	7,409
Total tax (receivable) payable, net	159,737	140,386

Tax Rate	27.00%	27.00%

	2024	2023
	MCh$	MCh$

Current tax assets	159,869	141,194
Current tax liabilities	(132)	(808)
Total tax receivable (payable), net	159,737	140,386

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

16.	Current tax and deferred taxes, continued:

(b)	Income Tax:

The Bank’s tax expense recorded for the years ended December 31, 2024, 2023 and 2022 is detailed as follows:

	2024	2023	2022
	MCh$	MCh$	MCh$
Income tax expense:
Current year taxes	339,604	268,318	369,711
Tax from previous period	(5,343)	620	2,931
Subtotal	334,261	268,938	372,642
(Credit) charge for deferred taxes:
Origin and reversal of temporary differences	(1,482)	44,545	(91,001)
Subtotal	(1,482)	44,545	(91,001)
Others	822	8,631	7,568
Net charge to income for income taxes	333,601	322,114	289,209

(c)	Reconciliation of effective tax rate:

The following table reconciles the income tax rate to the effective rate applied to determine the Bank’s income tax expense as of December 31, 2024, 2023 and 2022:

	2024		2023		2022
	Tax rate %	MCh$	Tax rate %	MCh$	Tax rate %	MCh$
Income tax calculated on net income before tax	27.00	427,161	27.00	457,958	27.00	468,453
Additions or deductions (*)	(5.92)	(93,726)	(8.04)	(136,285)	(10.93)	(189,722)
Other	0.01	166	0.03	441	0.60	10,478
Effective rate and income tax expense	21.09	333,601	18.99	322,114	16.67	289,209

(*)	The deductions of the tax rate for 2024, 2023 and 2022 mainly relate to permanent differences between tax and financial accounting rules.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

16.	Current tax and deferred taxes, continued:

(d)	Effect of deferred taxes on income and equity:

The effects of deferred taxes on assets, liabilities and income accounts are detailed as follows:

	Balance as of	Effect		Balance as of	Effect		Balance as of
	December 31,			December 31,			December 31,
	2022	Income	OCI	2023	Income	OCI	2024
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Debit differences:
Allowances for loan losses and provision for contingent loans	213,784	(52,432)	—	161,352	184	—	161,536
Personnel provision	20,228	4,176	—	24,404	232	—	24,636
Staff vacations provisions	11,139	886	—	12,025	(463)	—	11,562
Accrued interest adjustments from impaired loans	10,305	4,632	—	14,937	1,597	—	16,534
Staff severance indemnities provision	1,368	(136)	20	1,252	(217)	(31)	1,004
Provisions of credit card expenses	9,146	711	—	9,857	1,111	—	10,968
Provisions of accrued expenses	11,829	(1,092)	—	10,737	(506)	—	10,231
Adjustment for valuation of investments and equity instruments at fair value through OCI	3,533	—	(3,256)	277	—	198	475
Leasing	89,821	13,531	—	103,352	7,591	—	110,943
Incomes received in advance	9,012	(3,863)	—	5,149	(1,035)	—	4,114
Exchange rate difference	—	—	—	—	—	—	—
Property and equipment valuation difference	403	2,473	—	2,876	3,924	—	6,800
Other adjustments	32,382	(1,060)	—	31,322	(10,174)	—	21,148
Total Debit Differences	412,950	(32,174)	(3,236)	377,540	2,244	167	379,951

Credit differences:
Intangible	16,965	7,745	—	24,710	5,913	—	30,623
Property and equipment valuation difference	—	—	—	—	—	—	—
Transitory assets	7,953	921	—	8,874	852	—	9,726
Loans accrued to effective rate	2,441	43	—	2,484	(151)	—	2,333
Prepaid expenses	2,688	8,197	—	10,885	(4,485)	—	6,400
Exchange rate difference	3,406	(1,770)	—	1,636	(835)	—	801
Activated bond placement expense	5,810	(553)	—	5,257	(362)	—	4,895
Other adjustments	5,501	(2,212)	(1)	3,288	(170)	—	3,118
Total Credit Differences	44,764	12,371	(1)	57,134	762	—	57,896
Total Debit (Credit), net	368,186	(44,545)	(3,235)	320,406	1,482	167	322,055

Reconciliation to Statement of Financial Position

	2024	2023
	MCh$	MCh$

Deferred tax assets	322,221	320,406
Deferred tax liabilities	(166)	—
Total deferred taxes	322,055	320,406

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.	Other Assets:

As of December 31, 2024 and 2023, other assets are detailed as follows:

	2024	2023
	MCh$	MCh$

Accounts receivable from the General Treasury of the Republic and other fiscal organizations	349,282	229,682
Cash collateral provided for derivative financial transactions	347,788	324,899
Accounts receivable from third parties	195,364	99,416
Debtors from brokerage of financial instruments	195,252	254,360
Assets to be leased out as lessor (*)	162,594	157,980
Prepaid expenses	53,645	67,804
Income from regular activities from contracts with customers	24,006	13,832
Other provided cash collateral	14,806	3,323
Investment properties (**)	11,406	11,763
Pending transactions	3,351	3,330
Accumulated impairment in respect of other assets receivable	(1,817)	(618)
Other Assets	17,864	20,242
Total	1,373,541	1,186,013

(*)	Correspond to fixed assets to be delivered under the financial lease modality.

Estimated useful lives applied by the Bank are presented in Note No. 2(m) Property and equipment.

(**)	As of December 31, 2024, the fair value of the investment properties held by the Bank is Ch$64,207 million (Ch$61,041 million as of December 31, 2023).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

18.	Non-current assets and disposal groups held for sale and Liabilities included in disposal groups for sale:

(a)	At the end of each year, the item is composed as follows:

	2024	2023
	MCh$	MCh$

Assets received in lieu of payment or awarded at judicial sale (*)
Assets awarded in judicial auction	27,854	20,012
Assets received in lieu of payment	17,022	5,912
Provision for assets received in lieu of payment or awarded	(3,456)	(2,022)

Non-current assets for sale
Investments in other companies	—	—
Assets for recovery of assets transferred in financial leasing operations	603	1,555

Disposal groups held for sale		—
Total	42,023	25,457

(*)	Assets received in lieu of payment refer to assets accepted as payment for past-due or written-off debts owed by customers. The assets acquired in this manner does not exceed 20% of the Bank’s effective equity.

(b)	The changes of the provision for assets received in lieu of payment during the periods 2024 and 2023 are as follows:

Provision for assets received in lieu of payment	MCh$

Balance as of January 1, 2023	1,042
Provisions used	(1,032)
Provisions established	2,012
Provisions released	—
Balance as of December 31, 2023	2,022
Provisions used	(1,890)
Provisions established	3,324
Provisions released	—
Balance as of December 31, 2024	3,456

(c)	The Bank does not present liabilities included in the disposal group for sale during the years 2024 and 2023.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

19.	Financial liabilities held for trading at fair value through profit or loss:

The item detail is as follows:

	2024	2023
	MCh$	MCh$

Financial derivative contracts	2,444,721	2,196,116
Other financial instruments	990	2,305
Total	2,445,711	2,198,421

a)	As of December 31, 2024 and 2023, the Bank maintains the following debt portfolio of derivative instruments:

	Notional amount of contract with final expiration date in
	Demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 year and up to 5 years		Over 5 years		Total		Fair value Liabilities
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Currency forward	—	—	3,638,001	3,939,379	2,003,870	2,316,619	2,583,070	2,458,194	863,850	283,291	—	3,590	—	—	9,088,791	9,001,073	241,757	221,626
Interest rate swap	—	—	619,104	512,235	1,627,918	1,843,294	4,583,573	6,210,930	7,622,130	6,735,372	3,963,087	3,815,430	3,921,627	4,322,545	22,337,439	23,439,806	650,370	817,501
Interest rate swap and cross currency swap	—	—	96,844	101,948	198,892	404,210	2,331,613	1,201,167	2,909,482	3,331,601	1,978,681	1,712,666	2,879,356	2,845,087	10,394,868	9,596,679	1,547,488	1,152,057
Call currency options	—	—	10,499	3,887	38,376	13,859	18,825	10,051	—	—	—	—	—	—	67,700	27,797	4,151	1,061
Put currency options	—	—	4,761	4,181	46,913	51,284	64,449	124,029	11,340	19,566	—	—	—	—	127,463	199,060	955	3,871
Total	—	—	4,369,209	4,561,630	3,915,969	4,629,266	9,581,530	10,004,371	11,406,802	10,369,830	5,941,768	5,531,686	6,800,983	7,167,632	42,016,261	42,264,415	2,444,721	2,196,116

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

20.	Financial liabilities at amortized cost:

The item detail is as follows:

	2024	2023
	MCh$	MCh$
Current accounts and other demand deposits	14,630,797	13,670,793
Saving accounts and time deposits	14,345,223	15,538,196
Obligations by repurchase agreements and securities lending	109,794	157,173
Borrowings from financial institutions	1,103,468	5,360,715
Debt financial instruments issued	9,690,069	9,360,065
Other financial obligations	284,479	339,305
Total	40,163,830	44,426,247

(a)	Current accounts and other demand deposits:

As of December 31, 2024 and 2023, the composition of current accounts and other demand deposits is as follows:

	2024	2023
	MCh$	MCh$
Current accounts	11,769,419	11,025,685
Other demand obligations	1,750,048	1,573,962
Demand deposits accounts	652,075	625,923
Other demand deposits	459,255	445,223
Total	14,630,797	13,670,793

(b)	Saving accounts and time deposits:

As of December 31, 2024 and 2023, the composition of saving accounts and time deposits is as follows:

	2024	2023
	MCh$	MCh$
Time deposits	13,764,830	14,979,565
Term savings accounts	374,593	355,725
Other term balances payable	205,800	202,906
Total	14,345,223	15,538,196

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

20.	Financial liabilities at amortized cost, continued:

(c)	Obligations by repurchase agreements and securities lending:

The Bank obtains financing by selling financial instruments and agreeing to repurchase them in the future, plus interest at a prefixed rate. As of December 31, 2024 and 2023, the repurchase agreements are the following:

	2024	2023
	MCh$	MCh$
Transaction with domestic banks
Repurchase agreements with other banks	—	—
Repurchase agreements with the Central Banks of Chile	—	—
Obligations from securities lending	—	—

Transaction with foreign banks
Repurchase agreements with other banks	—	—
Repurchase agreements with foreign Central Banks	—	—
Obligations from securities lending	—	—

Transaction with other domestic entities
Repurchase agreements	109,794	157,173
Obligations from securities lending	—	—

Transaction with other foreign entities
Repurchase agreements	—	—
Obligations from securities lending	—	—

Total	109,794	157,173

The fair value of the financial instruments delivered as collateral by the Bank and its subsidiaries, in sales transactions with repurchase agreement and securities lending as of December 31, 2024 amounts to Ch$109,505 million (Ch$157,089 million in December 2023). In the event that the Bank and its subsidiaries enter into default or bankruptcy, the counterparty is authorized to sell or deliver these investments as collateral.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

20.	Financial liabilities at amortized cost, continued:

(d)	Borrowings from Financial Institutions:

As of December 31, 2024 and 2023, borrowings from financial institutions are detailed as follows:

	2024	2023
	MCh$	MCh$
Foreign banks
Foreign trade financing
HSBC Bank	245,469	87,602
Bank of New York Mellon	240,008	218,686
Caixabank S.A.	201,802	48,918
Bank of America	124,057	142,113
Zurcher Kantonalbank	90,386	92,704
DZ Bank AG Deutsche	41,646	—
Standard Chartered Bank	2,685	119,794
Citibank N.A. United States	2,189	51,297
Wells Fargo Bank	1,890	42,117
Commerzbank AG	1,417	40,766
Others	71	92

Borrowings and other obligations
Wells Fargo Bank	150,775	132,523
Citibank N.A. United Kingdom	986	—
Citibank N.A. United States	—	35,345
Commerzbank AG	—	117
Others	87	60
Subtotal foreign banks	1,103,468	1,012,134

Chilean Central Bank (*)	—	4,348,581

Total	1,103,468	5,360,715

(*)	Financing provided by the Chilean Central Bank to deliver liquidity to the economy and support the credit flow to households and companies, related to the Conditional Credit Facility to Increase Lending (FCIC by its Spanish initials). On July 1, 2024, the last phase of the program expired and was paid in full on that date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

20.	Financial liabilities at amortized cost, continued:

(e)	Debt financial instruments issued:

As of December 31, 2024 and 2023, the composition of debt financial instruments issued as follows:

	2024	2023
	MCh$	MCh$

Letters of credit
Letters of credit for housing	849	1,433
Letters of credit for general purposes	1	11

Bonds
Current Bonds	9,689,219	9,358,621
Mortgage bonds	—	—
Total	9,690,069	9,360,065

During the year ended December 31, 2024 Banco de Chile has placed bonds for Ch$1,012,638 million, which corresponds to Short-Term Current Bonds and Long-Term Bonds for amounts of Ch$28,049 and Ch$984,589 million respectively, according to the following details:

Short-term Bonds

Counterparty	Currency	Amount MCh$	Annual interest rate %	Issued date	Maturity date
Wells Fargo Bank	USD	28,049	5,46	05/07/2024	08/07/2024
Total		28,049

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

20.	Financial liabilities at amortized cost, continued:

(e)	Debt financial instruments issued, continued:

Long-Term Bonds

Serie	Currency	Amount MCh$	Terms Years	Annual interest rate %	Issued date	Maturity date
BCHIEZ1121	UF	107,462	4	3.72	01/15/2024	05/01/2028
BCHIEZ1121	UF	31,197	4	3.72	01/16/2024	05/01/2028
BCHICE1215	UF	21,998	7	3.20	01/31/2024	12/01/2031
BCHICH1215	UF	7,350	8	3.15	02/08/2024	12/01/2032
BCHIFA0222	UF	32,349	4	3.25	03/15/2024	08/01/2028
BCHIFA0222	UF	19,518	4	3.32	03/21/2024	08/01/2028
BCHIEY1021	UF	12,474	4	3.29	03/22/2024	04/01/2028
BCHIFA0222	UF	14,228	4	3.29	03/25/2024	08/01/2028
BCHIGG1121	UF	12,345	11	3.35	03/26/2024	05/01/2035
BCHIFA0222	UF	3,566	4	3.24	03/27/2024	08/01/2028
BCHIEY1021	UF	17,696	4	3.28	04/04/2024	04/01/2028
BCHIEX0122	UF	9,231	1	3.10	04/12/2024	07/01/2025
BCHIEX0122	UF	14,793	1	3.02	04/17/2024	07/01/2025
BCHIHX1223	UF	32,225	20	3.49	05/08/2024	12/01/2044
BCHIHX1223	UF	11,376	20	3.49	05/09/2024	12/01/2044
BCHIHX1223	UF	5,727	20	3.46	05/17/2024	12/01/2044
BCHIHX1223	UF	15,283	20	3.46	05/22/2024	12/01/2044
BCHIHX1223	UF	37,202	20	3.55	06/04/2024	12/01/2044
BCHIFO0721	UF	3,575	8	3.48	06/06/2024	01/01/2032
BCHIEY1021	UF	3,606	4	3.20	06/10/2024	04/01/2028
BCHIGG1121	UF	8,366	11	3.53	06/11/2024	05/01/2035
BCHIFB1021	UF	21,220	5	3.35	06/12/2024	04/01/2029
BCHIEY1021	UF	12,648	4	3.29	07/09/2024	04/01/2028
BCHIFB1021	UF	39,504	5	3.50	07/09/2024	04/01/2029
BCHIFB1021	UF	1,796	5	3.49	07/09/2024	04/01/2029
BCHIFB1021	UF	5,399	5	3.45	07/10/2024	04/01/2029
BCHIFC0721	UF	37,442	6	3.47	07/11/2024	01/01/2030
BCHIFC0721	UF	7,147	6	3.43	07/12/2024	01/01/2030
BCHIHX1223	UF	7,550	20	3.50	07/18/2024	12/01/2044
BCHIFB1021	UF	25,454	5	3.23	07/23/2024	04/01/2029
BCHIFA0222	UF	18,404	4	3.04	07/24/2024	08/01/2028
BCHIFO0721	UF	19,198	8	2.50	09/27/2024	01/01/2032
BCHIHX1223	UF	94,840	20	2.36	09/30/2024	12/01/2044
BCHIHP1223	UF	220,035	16	2.37	10/01/2024	12/01/2040
Subtotal		932,204

BONO HKD		52,385	10	4.22	02/02/2024	02/09/2034
Subtotal other currencies		52,385
Total		984,589

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

20.	Financial liabilities at amortized cost, continued:

(e)	Debt financial instruments issued, continued:

During the year ended December 31, 2023 Banco de Chile has placed bonds for Ch$1,224,480 million, which corresponds to Short-Term Bonds and Long-Term Bonds for amounts of Ch$286,354 and Ch$938,126 million respectively, according to the following details:

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

Long-Term Bonds

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

As of December 31, 2024 and 2023, the Bank has not presented defaults in the payment of principal and interest on its debt instruments. Likewise, there have been no breaches of covenants and other commitments associated with the debt instruments issued.

(f)	Other Financial Obligations:

As of December 31, 2024 and 2023, the composition of other financial obligations as follows:

	2024	2023
	MCh$	MCh$

Other Chilean financial obligations	284,479	339,281
Other financial obligations with the Public sector	—	24
Total	284,479	339,305

21.	Regulatory capital financial instruments:

a)	At the end of each period, this item is composed as follows:

	2024	2023
	MCh$	MCh$
Subordinated bonds
Subordinated bonds with transitory recognition	—	—
Subordinated bonds	1,068,879	1,039,814
Bonds with no fixed term of maturity	—	—
Preferred stock	—	—
Total	1,068,879	1,039,814

b)	Issuances of regulatory capital financial instruments in the year:

As of December 31, 2024 and 2023, no issues of regulatory capital financial instruments have been made.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

21.	Regulatory capital financial instruments, continued:

c)	Changes in regulatory capital financial instruments:

	Subordinated bonds	Bonds with no maturity	Preferred shares
	MCh$

Balance as of January 1, 2023	1,010,905	—	—
Emissions made	—	—	—
Transaction costs	—	—	—
Transaction costs amortization	—	—	—
Accrued interest	34,903	—	—
Acquisition or redemption by the issuer	—	—	—
Modification of the issuance conditions	—	—	—
Interest and UF indexation payments to the holder	(41,541)	—	—
Principal payments to the holder	(10,658)	—	—
Accrued UF indexation	46,205	—	—
Exchange rate differences	—	—	—
Depreciation	—	—	—
Reappraisal	—	—	—
Expiration	—	—	—
Conversion to common shares	—	—	—
Balance as of December 31, 2023	1,039,814	—	—

Balance as of January 1, 2024	1,039,814	—	—
Emissions made	—	—	—
Transaction costs	—	—	—
Transaction costs amortization	—	—	—
Accrued interest	34,551	—	—
Acquisition or redemption by the issuer	—	—	—
Modification of the issuance conditions	—	—	—
Interest and UF indexation payments to the holder	(41,432)	—	—
Principal payments to the holder	(9,205)	—	—
Accrued UF indexation	45,151	—	—
Exchange rate differences	—	—	—
Depreciation	—	—	—
Reappraisal	—	—	—
Expiration	—	—	—
Conversion to common shares	—	—	—
Balance as of December 31, 2024	1,068,879	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

21.	Regulatory capital financial instruments, continued:

d)	Below is the detail of the subordinated bonds due as of December 31, 2024 and 2023:

December 2024
Serie	Currency	Issuance currency amount	Interest rate %	Registration date	Maturity date	Balance due MCh$

C1	UF	300,000	7.5	12/06/1999	01/01/2030	4,761
C1	UF	200,000	7.4	12/06/1999	01/01/2030	3,178
C1	UF	530,000	7.1	12/06/1999	01/01/2030	8,472
C1	UF	300,000	7.1	12/06/1999	01/01/2030	4,797
C1	UF	50,000	6.5	12/06/1999	01/01/2030	809
C1	UF	450,000	6.6	12/06/1999	01/01/2030	7,283
D1	UF	2,000,000	3.6	06/20/2002	04/01/2026	10,335
F	UF	1,000,000	5.0	11/28/2008	11/01/2033	37,358
F	UF	1,500,000	5.0	11/28/2008	11/01/2033	56,037
F	UF	759,000	4.5	11/28/2008	11/01/2033	29,365
F	UF	241,000	4.5	11/28/2008	11/01/2033	9,324
F	UF	4,130,000	4.2	11/28/2008	11/01/2033	162,631
F	UF	1,000,000	4.3	11/28/2008	11/01/2033	39,377
F	UF	70,000	4.2	11/28/2008	11/01/2033	2,764
F	UF	4,000,000	3.9	11/28/2008	11/01/2033	162,042
F	UF	2,300,000	3.8	11/28/2008	11/01/2033	93,507
G	UF	600,000	4.0	11/29/2011	11/01/2036	22,697
G	UF	50,000	4.0	11/29/2011	11/01/2036	1,891
G	UF	80,000	3.9	11/29/2011	11/01/2036	3,046
G	UF	450,000	3.9	11/29/2011	11/01/2036	17,149
G	UF	160,000	3.9	11/29/2011	11/01/2036	6,097
G	UF	1,000,000	2.7	11/29/2011	11/01/2036	42,768
G	UF	300,000	2.7	11/29/2011	11/01/2036	12,831
G	UF	1,360,000	2.6	11/29/2011	11/01/2036	58,330
J	UF	1,400,000	1.0	11/29/2011	11/01/2042	77,836
J	UF	1,500,000	1.0	11/29/2011	11/01/2042	83,509
J	UF	1,100,000	1.0	11/29/2011	11/01/2042	61,667
I	UF	900,000	1.0	11/29/2011	11/01/2040	49,018
				Total subordinated bonds due		1,068,879

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

21.	Regulatory capital financial instruments, continued:

December 2023
Serie	Currency	Issuance currency amount	Interest rate %	Registration date	Maturity date	Balance due MCh$

C1	UF	300,000	7.5	12/06/1999	01/01/2030	5,211
C1	UF	200,000	7.4	12/06/1999	01/01/2030	3,478
C1	UF	530,000	7.1	12/06/1999	01/01/2030	9,284
C1	UF	300,000	7.1	12/06/1999	01/01/2030	5,258
C1	UF	50,000	6.5	12/06/1999	01/01/2030	889
C1	UF	450,000	6.6	12/06/1999	01/01/2030	8,000
D1	UF	2,000,000	3.6	06/20/2002	04/01/2026	16,207
F	UF	1,000,000	5.0	11/28/2008	11/01/2033	35,658
F	UF	1,500,000	5.0	11/28/2008	11/01/2033	53,488
F	UF	759,000	4.5	11/28/2008	11/01/2033	28,118
F	UF	241,000	4.5	11/28/2008	11/01/2033	8,928
F	UF	4,130,000	4.2	11/28/2008	11/01/2033	155,976
F	UF	1,000,000	4.3	11/28/2008	11/01/2033	37,766
F	UF	70,000	4.2	11/28/2008	11/01/2033	2,652
F	UF	4,000,000	3.9	11/28/2008	11/01/2033	155,816
F	UF	2,300,000	3.8	11/28/2008	11/01/2033	89,943
G	UF	600,000	4.0	11/29/2011	11/01/2036	21,703
G	UF	50,000	4.0	11/29/2011	11/01/2036	1,809
G	UF	80,000	3.9	11/29/2011	11/01/2036	2,914
G	UF	450,000	3.9	11/29/2011	11/01/2036	16,406
G	UF	160,000	3.9	11/29/2011	11/01/2036	5,833
G	UF	1,000,000	2.7	11/29/2011	11/01/2036	41,234
G	UF	300,000	2.7	11/29/2011	11/01/2036	12,371
G	UF	1,360,000	2.6	11/29/2011	11/01/2036	56,249
J	UF	1,400,000	1.0	11/29/2011	11/01/2042	75,690
J	UF	1,500,000	1.0	11/29/2011	11/01/2042	81,211
J	UF	1,100,000	1.0	11/29/2011	11/01/2042	59,989
I	UF	900,000	1.0	11/29/2011	11/01/2040	47,733
				Total subordinated bonds due		1,039,814

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.	Provision for dividends:

As of December 31, 2024 and 2023, this item is composed as follows:

	2024	2023
	MCh$	MCh$

Provisions for dividends	362,218	373,090
Total	362,218	373,090

(a)	The changes at the end of each period are as follows:

	Provisions for dividends	Total
	MCh$	MCh$

Balances as of January 1, 2023	422,830	422,830
Provisions established	373,090	373,090
Provisions used	(422,830)	(422,830)
Provisions released	—	—
Balances as of December 31, 2023	373,090	373,090
Provisions established	362,218	362,218
Provisions used	(373,090)	(373,090)
Provisions released	—	—
Balances as of December 31, 2024	362,218	362,218

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

23.	Provisions for contingent loans credit risk:

As of December 31, 2024 and 2023, for credit risk for contingent loans is composed as follows:

	Outstanding exposure		ECL
	2024	2023	2024	2023
	MCh$	MCh$	MCh$	MCh$
Warranty by endorsement and sureties	336,737	351,531	1,505	1,576
Confirmed foreign letters of credit	160,856	83,392	92	43
Issued foreign letters of credit	281,360	267,212	321	285
Performance guarantees	3,124,626	2,640,297	16,923	20,565
Undrawn credit lines	11,125,300	10,084,458	68,555	66,747
Other commitments	51,889	120,545	89	424
Total	15,080,768	13,547,435	87,485	89,640

a)	The changes of provisions for credit risk for contingent loans is as follows:

	Provisions for credit risk for contingent loans	Total
	MCh$	MCh$
Balances as of January 1, 2023	143,489	143,489
Provisions established	—	—
Provisions used	—	—
Provisions released	(53,875)	(53,875)
Foreign exchange adjustments	26	26
Balances as of December 31, 2023	89,640	89,640
Provisions established	—	—
Provisions used	—	—
Provisions released	(4,200)	(4,200)
Foreign exchange adjustments	2,045	2,045
Balances as of December 31, 2024	87,485	87,485

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

23.	Provisions for contingent loans credit risk, continued:

(b)	Impairment losses on contingent loan risks:

An analysis of changes in the gross carrying amount and the corresponding provision for ECL of contingent loans credit risk is as follow:

The table below shows the credit quality and the maximum exposure to credit risk based on the Bank’s internal credit rating system and year-end stage classification as of December 31, 2024 and 2023.

	As of December 31, 2024							As of December 31, 2023
	Stage 1		Stage 2		Stage 3			Stage 1		Stage 2		Stage 3
	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Total MCh$	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Total MCh$
Normal	5,328,378	9,397,036	19,936	262,865	—	—	15,008,215	4,775,026	8,422,110	16,665	254,564	—	—	13,468,365
Substandard	—	—	40,227	—	—	—	40,227	—	—	51,625	—	—	—	51,625
Non-complying	—	—	—	—	24,503	7,823	32,326	—	—	—	—	18,861	8,584	27,445
Total	5,328,378	9,397,036	60,163	262,865	24,503	7,823	15,080,768	4,775,026	8,422,110	68,290	254,564	18,861	8,584	13,547,435

An analysis of changes in the outstanding exposures and corresponding provision for ECL during the 2024 and 2023 periods are as follows:

	Stage 1				Stage 2				Stage 3
	Individual		Group		Individual		Group		Individual		Group		Total
	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$
Outstanding exposure as of January 1, 2024	4,775,026	12,464	8,422,110	59,093	68,290	6,242	254,564	2,364	18,861	5,417	8,584	4,060	13,547,435	89,640
Net change on exposures	446,635	(2,010)	640,430	1,862	(10,584)	(1,642)	(61,617)	(72)	(5,580)	(2,106)	(6,498)	(1,056)	1,002,786	(5,024)
Transfer to Stage 1	51,618	278	724,421	9,166	(51,590)	(269)	(718,951)	(6,839)	(28)	(9)	(5,470)	(2,327)	—	—
Transfer to Stage 2	(64,150)	(178)	(781,359)	(6,138)	64,276	242	781,686	6,272	(126)	(64)	(327)	(134)	—	—
Transfer to Stage 3	(230)	(1)	(4,778)	(55)	(11,105)	(172)	(6,390)	(1,511)	11,335	173	11,168	1,566	—	—
Impact on year-end ECL of exposures transferred between stages during the year	—	(137)	—	(4,400)	—	497	—	2,192	—	1,314	—	1,359	—	825
Refinements to models used for calculation	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Foreign exchange adjustments	119,479	268	396,212	1,500	876	25	13,573	54	41	23	366	174	530,547	2,044
Total	5,328,378	10,684	9,397,036	61,028	60,163	4,923	262,865	2,460	24,503	4,748	7,823	3,642	15,080,768	87,485

Outstanding exposure as of January 1, 2023	4,622,212	13,964	7,908,219	101,406	106,552	16,785	223,861	1,724	17,709	3,654	12,242	5,956	12,890,795	143,489
Net change on exposures	134,675	(3,390)	532,694	(36,053)	(37,786)	(4,364)	(67,851)	(1,166)	(6,624)	(3,062)	(6,297)	(1,003)	548,811	(49,038)
Transfer to Stage 1	125,611	6,860	724,027	8,188	(125,550)	(6,811)	(719,174)	(5,503)	(61)	(49)	(4,853)	(2,685)	—	—
Transfer to Stage 2	(134,046)	(381)	(819,344)	(8,505)	134,146	450	819,755	8,712	(100)	(69)	(411)	(207)	—	—
Transfer to Stage 3	(505)	(1)	(3,613)	(46)	(7,409)	(1,161)	(4,232)	(385)	7,914	1,162	7,845	431	—	—
Impact on year-end ECL of exposures transferred between stages during the year	—	(6,476)	—	(2,110)	—	1,382	—	(2,001)	—	3,769	—	1,482	—	(3,954)
Refinements to models used for calculation	—	1,862	—	(4,016)	—	231	—	979	—	—	—	61	—	(883)
Foreign exchange adjustments	27,079	26	80,127	229	(1,663)	(270)	2,205	4	23	12	58	25	107,829	26
Total	4,775,026	12,464	8,422,110	59,093	68,290	6,242	254,564	2,364	18,861	5,417	8,584	4,060	13,547,435	89,640

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.	Other provisions:

As of December 31, 2024 and 2023, this item is composed as follows:

	2024	2023
	MCh$	MCh$
Provisions for obligations of customer loyalty and merit programs	40,621	36,242
Provisions for lawsuits and litigation	1,592	1,173
Provisions for operational risk	907	341
Other provisions for contingencies	—	264
Total	43,120	38,020

(a)	The following table shows the changes in provisions during the year 2024 and 2023:

	Provisions for obligations of customer loyalty and merit programs	Provisions for lawsuits and litigation	Provisions for operational risk	Other provisions for contingencies	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2023	33,609	1,790	1,048	264	36,711
Provisions established	2,633	604	142	—	3,379
Provisions used	—	(863)	(729)	—	(1,592)
Provisions released	—	(358)	(120)	—	(478)
Balances as of December 31, 2023	36,242	1,173	341	264	38,020

Balances as of January 1, 2024	36,242	1,173	341	264	38,020
Provisions established	4,379	1,038	836	—	6,253
Provisions used	—	(482)	(157)	—	(639)
Provisions released	—	(137)	(113)	(264)	(514)
Balances as of December 31, 2024	40,621	1,592	907	—	43,120

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

25.	Employee Benefits:

As of December 31, 2024 and 2023, this item is composed as follows:

	2024	2023
	MCh$	MCh$
Short-term employee benefits	143,305	144,455
Benefits to employees for contract termination	8,328	9,677
Total	151,633	154,132

(a)	Short-term employee benefits:

(i)	Compliance bonuses provision:

	2024	2023
	MCh$	MCh$
Balances as of January 1	71,102	73,204
Net provisions established	54,087	58,135
Provisions used	(56,833)	(60,237)
Total	68,356	71,102

(ii)	Vacation provision:

	2024	2023
	MCh$	MCh$
Balances as of January 1	43,257	41,257
Net provisions established	8,433	10,250
Provisions used	(8,866)	(8,250)
Total	42,824	43,257

(iii)	Other benefits provision:

	2024	2023
	MCh$	MCh$
Balances as of January 1	30,096	14,119
Net provisions established	54,571	54,366
Provisions used	(52,542)	(38,389)
Total	32,125	30,096

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

25.	Employee Benefits, continued:

(b)	Benefits to employees for contract termination:

(i)	Changes of the provision for employee benefits due to the termination of the employment contract:

	2024	2023
	MCh$	MCh$
Present value of the obligations at the beginning of the period	9,677	10,735
Increase in provision	586	1,357
Benefit paid	(1,820)	(2,490)
Effect of change in actuarial factors	(115)	75
Total	8,328	9,677

(ii)	Net benefits expenses:

	2024	2023
	MCh$	MCh$
Increase in provisions	137	881
Interest cost of benefits obligations	449	476
Effect of change in actuarial factors	(115)	75
Net benefit expenses	471	1,432

(iii)	Factors used in the calculation:

The main assumptions used in the determination of severance indemnity obligations for the Bank’s plan are shown below:

	December 31, 2024	December 31, 2023
	%	%
Discount rate	5.71	5.77
Salary increase rate	4.50	5.60
Payment probability	99.99	99.99

The most recent actuarial valuation of the staff severance indemnities provision was carried out during the third quarter of 2024.

(c)	Share-based compensation programs:

As of December 31, 2024 and 2023, the Bank and its subsidiaries do not have a stock-based compensation plan.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.	Other Liabilities:

As of December 31, 2024 and 2023, this item is composed as follows:

	2024	2023
	MCh$	MCh$

Accounts payable to third parties	420,260	336,944
Creditors for intermediation of financial instruments	193,171	252,038
Liability for income from usual activities from contracts with customers	39,783	43,877
Agreed dividends payable	13,467	12,075
VAT debit	4,077	9,286
Securities to be settled	3,633	10,347
Outstanding transactions	1,532	1,644
Other cash guarantees received	483	456
Other liabilities	34,992	30,304
Total	711,398	696,971

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.	Equity:

(a)	Capital

(i)	Authorized, subscribed and paid shares:

As of December 31, 2024, the paid-in capital of Banco de Chile is represented by 101,017,081,114 registered shares (101,017,081,114 in 2023), with no par value, subscribed and fully paid.

	As of December 31, 2024
Corporate Name or Shareholders’s name	Number of Shares	% of Equity Holding

LQ Inversiones Financieras S.A.	46,815,289,329	46.344%
Banco de Chile on behalf of State Street	6,125,765,969	6.064%
Banchile Corredores de Bolsa S.A	5,123,539,720	5.072%
Banco Santander on behalf of foreign investors	5,080,833,862	5.030%
Inversiones LQ-SM Limitada	4,854,988,014	4.806%
JP Morgan Chase Bank	3,041,703,508	3.011%
Banco de Chile on behalf of non-resident third parties	2,666,777,747	2.640%
Banco Santander Chile	1,941,976,163	1.922%
Ever Chile SPA	1,888,369,814	1.869%
Ever 1 BAE SPA	1,166,584,950	1.155%
Larraín Vial S.A. Corredora de Bolsa	1,042,343,304	1.032%
Banco de Chile on behalf of Citibank New York	1,038,850,995	1.028%
BCI Corredores de Bolsa S.A.	989,711,426	0.980%
Inversiones Avenida Borgoño Limitada	728,439,279	0.721%
Santander Corredores de Bolsa Limitada	581,788,686	0.576%
A.F.P Habitat S.A. for A Fund	527,598,687	0.522%
Valores Security S.A. Corredores de Bolsa	516,192,449	0.511%
A.F.P Cuprum S.A. for A Fund	492,665,765	0.488%
Inversiones CDP SPA	487,744,912	0.483%
BTG Pactual Chile S.A. Corredores de Bolsa	463,503,644	0.459%
Subtotal	85,574,668,223	84.713%
Others shareholders	15,442,412,891	15.287%
Total	101,017,081,114	100.000%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.	Equity, continued:

(a)	Capital, continued:

(i)	Authorized, subscribed and paid shares, continued:

	As of December 31, 2023
Corporate Name or Shareholders’s name	Number of Shares	% of Equity Holding

LQ Inversiones Financieras S.A.	46,815,289,329	46.344%
Banco de Chile on behalf of State Street	5,912,541,950	5.853%
Banco Santander on behalf of foreign investors	5,218,796,247	5.166%
Banchile Corredores de Bolsa S.A. on behalf of third parties	5,093,108,613	5.042%
Inversiones LQ-SM Limitada	4,854,988,014	4.806%
Banco de Chile on behalf of non-resident third parties	4,366,453,313	4.322%
Banco de Chile on behalf of Citibank New York	1,928,215,358	1.909%
Ever Chile SPA	1,888,369,814	1.869%
JP Morgan Chase Bank	1,540,646,308	1.525%
Inversiones Avenida Borgoño SPA	1,190,565,316	1.179%
Ever 1 BAE SPA	1,166,584,950	1.155%
Banco Santander Chile	1,036,254,726	1.026%
Larraín Vial S.A. Corredora de Bolsa	1,031,817,268	1.021%
A.F.P Habitat S.A. for A Fund	599,181,211	0.593%
BCI Corredores de Bolsa S.A.	560,782,315	0.555%
Valores Security S.A. Corredores de Bolsa	516,827,332	0.512%
Inversiones CDP SPA	487,744,912	0.483%
A.F.P Cuprum S.A. for A Fund	486,057,153	0.481%
Santander Corredores de Bolsa Limitada	477,871,060	0.473%
BTG Pactual Chile S.A. Corredores de Bolsa	456,328,957	0.452%
Subtotal	85,628,424,146	84.766%
Others shareholders	15,388,656,968	15.234%
Total	101,017,081,114	100.000%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.	Equity, continued:

(a)	Capital, continued:

(ii)	Shares:

The following table shows the share movements from December 31, 2022 to December 31, 2024:

Total
Ordinary
Shares
Total shares as of December 31, 2022	101,017,081,114

Total shares as of December 31, 2023	101,017,081,114

Total shares as of December 31, 2024	101,017,081,114

(b)	Approval and payment of dividends:

At the Bank Ordinary Shareholders’ Meeting held on March 28, 2024, the distribution and payment of dividend No. 212 of Ch$8.07716286860 per share of the Banco de Chile was approved, with charge to the net distributable income for the year ended as of December 31, 2023. The dividends paid in the year 2024 amounted to Ch$815,932 million.

At the Bank Ordinary Shareholders’ Meeting held on March 23, 2023, the distribution and payment of dividend No. 211 of Ch$8.58200773490 per share of the Banco de Chile was approved, with charge to the net distributable income for the year ended as of December 31, 2022. The dividends paid in the year 2023 amounted to Ch$866,929 million.

(c)	Provision for minimum dividends:

The Chilean Corporations Law mandates a minimum distribution of 30% of distributable income. Accordingly, the Bank recorded a liability under the line item “Provision for dividends” for an amount of Ch$362,218 million (Ch$373,090 million in December 31, 2023) against “Retained earnings”.

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

The following table shows the income and share data used in the calculation of EPS:

	As of December 31,
	2024	2023	2022
Basic earnings per share:
Net profits attributable to ordinary equity holders of the bank (in million Chilean pesos)	1,248,476	1,374,026	1,445,799
Weighted average number of ordinary shares	101,017,081,114	101,017,081,114	101,017,081,114
Earning per shares (in Chilean pesos)	12.36	13.60	14.31

Diluted earnings per share:
Net profits attributable to ordinary equity holders of the bank (in million Chilean pesos)	1,248,476	1,374,026	1,445,799
Weighted average number of ordinary shares	101,017,081,114	101,017,081,114	101,017,081,114
Assumed conversion of convertible debt	—	—	—
Adjusted number of shares	101,017,081,114	101,017,081,114	101,017,081,114
Diluted earnings per share (in Chilean pesos)	12.36	13.60	14.31

As of December 31, 2024, 2023 and 2022, the Bank does not have instruments that generate dilutive effects.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.	Equity, continued:

(e)	Other comprehensive income:

Below is the composition and changes of accumulated other comprehensive income as of December 31, 2024, 2023 and 2022:

	Elements that will not be reclassified in profit or loss				Elements that can be reclassified in profit or loss
	New measurements of net defined benefit liability and actuarial results for other employee benefit plans	Fair value changes of equity instruments designated as at fair value through other comprehensive income	Income tax	Subtotal	Fair value changes of financial assets at fair value through other comprehensive income	Cash flow accounting hedge	Participation in other comprehensive income of entities registered under the equity method	Income tax	Subtotal	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Opening balances as of January 1, 2022	—	4,123	(1,116)	3,007	(45,468)	111,694	(21)	(27,595)	38,610	41,617
Other comprehensive income for the year	(130)	179	(12)	37	48,076	(215,476)	(169)	58,977	(108,592)	(108,555)
Reclassifications from reserves	(208)	—	57	(151)	(2,340)	—	—	—	(2,340)	(2,491)
Balances as of December 31, 2022	(338)	4,302	(1,071)	2,893	268	(103,782)	(190)	31,382	(72,322)	(69,429)

Opening balances as of January 1, 2023	(338)	4,302	(1,071)	2,893	268	(103,782)	(190)	31,382	(72,322)	(69,429)
Other comprehensive income for the year	(75)	5,367	(1,429)	3,863	8,874	113,183	116	(32,365)	89,808	93,671
Balances as of December 31, 2023	(413)	9,669	(2,500)	6,756	9,142	9,401	(74)	(983)	17,486	24,242

Opening balances as of January 1, 2024	(413)	9,669	(2,500)	6,756	9,142	9,401	(74)	(983)	17,486	24,242
Other comprehensive income for the year	115	(212)	893	796	(4,664)	(21,798)	26	5,175	(21,261)	(20,465)
Balances as of December 31, 2024	(298)	9,457	(1,607)	7,552	4,478	(12,397)	(48)	4,192	(3,775)	3,777

(f)	Retained earnings from previous years:

During the year 2024, the Ordinary Shareholders Meeting of Banco de Chile agreed to deduct and withhold from the year 2023 liquid income, an amount equivalent to the value effect of the monetary unit of paid capital and reserves according to the variation in the Consumer Price Index, which occurred between November 2022 and November 2023, amounting to Ch$223,720 million. Additionally, the board determined to retain 20% of the distributable net profit, equivalent to Ch$203,983 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

28.	Contingencies and Commitments:

(a)	The Bank and its subsidiaries have exposures associated with contingent loans and other liabilities according to the following detail:

(a.1)	Contingent loans:

	2024	2023
	MCh$	MCh$
Guarantees and sureties
Guarantees and sureties in chilean currency	—	—
Guarantees and sureties in foreign currency	336,737	351,531

Letters of credit for goods circulation operations	442,216	350,604

Debt purchase commitments in local currency abroad	—	—

Transactions related to contingent events
Transactions related to contingent events in chilean currency	2,544,288	2,209,109
Transactions related to contingent events in foreign currency	580,338	431,188

Undrawn credit lines with immediate termination
Balance of lines of credit and agreed overdraft in current account – commercial loans	1,642,163	1,581,711
Balance of lines of credit on credit card – commercial loans	359,638	317,560
Balance of lines of credit and agreed overdraft in current account – consumer loans	1,497,076	1,476,241
Balance of lines of credit on credit card – consumer loans	7,626,423	6,708,946
Balance of lines of credit and agreed overdraft in current account – due from banks loans	—	—

Undrawn credit lines	—	—

Other commitments
Credits for higher studies Law No. 20,027 (CAE)	—	—
Other irrevocable credit commitments	51,889	120,545

Other credit commitments	—	—

Total	15,080,768	13,547,435

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

28.	Contingencies and Commitments, continued:

(a.2)	Responsibilities assumed to meet customer needs:

	2024	2023
	MCh$	MCh$

Transactions on behalf of third parties
Collections	214,446	176,146
Placement or sale of financial instruments	—	—
Transferred financial assets managed by the bank	—	—
Third-party resources managed by the bank	1,147,660	921,105
Subtotal	1,362,106	1,097,251

Securities custody
Securities safekept by a banking subsidiary	7,443,549	6,267,729
Securities safekept by the Bank	3,318,810	3,133,770
Securities safekept deposited in another entity	19,509,831	17,238,292
Securities issued by the bank	—	—
Subtotal	30,272,190	26,639,791

Total	31,634,296	27,737,042

(b)	Lawsuits and legal proceedings:

(b.1)	Normal judicial contingencies in the industry:

At the date of issuance of these Consolidated Financial Statements, there are legal actions filed against the Bank related with the ordinary course operations. As of December 31, 2024, the Bank maintain provisions for judicial contingencies amounting to Ch$1,592 million (Ch$1,173 million as of December 2023), which are part of the item “Provisions for contingencies” in the Statement of Financial Position.

The estimated end dates of the respective legal contingencies are as follows:

	As of December 31, 2024
	2025	2026	2027	2028	2029	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Legal contingencies	1,101	491	—	—	—	1,592

(b.2)	Contingencies for significant lawsuits:

As of December 31, 2024 and 2023, there are not significant lawsuits in court that affect or may affect these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

28.	Contingencies and Commitments, continued:

(c)	Guarantees granted by operations:

(i)	In subsidiary Banchile Administradora General de Fondos S.A.:

In compliance with Article No, 12 of Law No. 20,712, Banchile Administradora General de Fondos S.A., has designated Banco de Chile as the representative of the beneficiaries of the guarantees it has established, and in such role the Bank has issued bank guarantees totaling UF 3,445,900 maturing January 8, 2025 (UF 4,153,500, maturing on January 6, 2023). The subsidiary took a policy with Mapfre Seguros Generales S.A. for the Real State Funds by a guaranteed amount of UF 858,000.

As of December 31, 2024 and 2023, the Bank has not guaranteed mutual funds.

(ii)	In subsidiary Banchile Corredores de Bolsa S.A.:

For the purposes of ensuring correct and complete compliance with all of its obligations as broker-dealer entity, in conformity with the provisions from Article 30 and subsequent of Law No. 18,045 on Securities Markets, the subsidiary established a guarantee in an insurance policy for UF 20,000, insured by Mapfre Seguros Generales S.A., that matures April 22, 2026, whereby the Securities Exchange of the Santiago Stock Exchange was appointed as the subsidiary’s creditor representative.

	2024	2023
Guarantees:	MCh$	MCh$
Shares received as collateral for simultaneous operations:
Santiago Securities Exchange, Stock Exchange	9,171	17,070
Electronic Chilean Securities Exchange, Stock Exchange	32,024	11,432

Fixed income securities delivered to guarantee CCLV system:
Santiago Securities Exchange, Stock Exchange	7,843	7,820
Fixed income securities as collateral for the Santiago Stock Exchange	2,148	2,142

Shares delivered to guarantee equity lending and short-selling:
Santiago Securities Exchange, Stock Exchange	4,744	2,350

Cash guarantees received for operations with derivatives	3,931	1,062
Cash guarantees for operations with derivatives	4,043	6,142

Equity securities received for operations with derivatives
Electronic Chilean Securities Exchange, Stock Exchange	101	189
Depósito Central de Valores S.A.	2,227	276

Total	66,232	48,483

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

28.	Contingencies and Commitments, continued:

(c)	Guarantees granted by operations, continued:

In conformity with the internal regulation of the stock exchanges in which it participates, and for the purpose of ensuring its proper performance, the subsidiary Corredores de Bolsa S.A maintains in favor of the Santiago Stock Exchange a guarantee in fixed income financial instruments equivalent to Ch$2,148 million. It also maintains a pledge in favor of the Electronic Stock Exchange for three hundred thousand shares of said institution.

Banchile Corredores de Bolsa S.A. keeps an insurance policy current with Chubb Seguros Chile S.A. that expires June 30, 2025, this considers matters of employee fidelity, physical losses, falsification or adulteration, and currency fraud with a coverage amount equivalent to US$20,000,000.

It also provided a bank guarantee in the amount of UF 317,900 for the benefits of investors in portfolio management contracts. This bank guarantee is revaluated in UF to fixed term, non-endorsable and has a maturity date of January 9, 2025.

It also provided a cash guarantee in the amount of US$122,494.32 for the purpose of complying with the obligations to Pershing, for any operations conducted through that broker, additionally, there are US$1,205,737.56 for variable income operations.

A guarantee corresponding to UF 10,000 has been constituted, to guarantee compliance with the investment portfolio management service contract. Said guarantee corresponds to a non-endorsable fixed-term readjustable bond in UF issued by Banco de Chile with validity until January 27, 2026.

(iii)	In subsidiary Banchile Corredores de Seguros Ltda.

According to established in article 58, letter D of D.F.L. 251, as of December 31, 2024 the entity maintains two insurance policies with effect from April 15, 2024 to April 14, 2025 which protect it against of potential damages caused by infractions of the law, regulations and complementary rules that regulate insurance brokers, especially when the non-compliance comes from acts, errors or omissions of the broker, its representatives, agents or dependents that participate in the intermediation.

The policies contracted are:

Matter insured	Amount Insured (UF)

Errors and omissions liability policy	500
Civil responsibility policy	60,000

(d)	Exempt Resolution No. 270 dated October 30, 2014, the Superintendency of Securities and Insurance (current Commission for the Financial Market) imposed a fine of UF 50,000 to Banchile Corredores de Bolsa S.A. for violations of the second paragraph of article 53 of the Securities Market Law, said company filed a claim with the competent Civil Court requesting the annulment of the fine. On December 10, 2019, a judgement in the case was issued reducing the fine to the amount of UF 7,500, which was confirmed in the second instance by the Illustrious Court of Appeals of Santiago. The intervening parties filed cassation appeals in form and substance before the Supreme Court against the sentence in second instance. On August 13, 2024 the Supreme Court ordered the hearing of the case, which is pending as of this date.

The company has not made provisions considering that the Bank’s legal advisors in charge of the procedure estimate that there are solid grounds that the claim filed by Banchile Corredores de Bolsa S.A. can be accepted.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

29.	Interest and UF indexation revenue and expenses:

(a)	At the end of the period, the summary is as follows:

	2024			2023			2022
	Interest	UF indexation	Total	Interest	UF indexation	Total	Interest	UF indexation	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Interest revenue	2,940,397	830,662	3,771,059	3,211,883	832,782	4,044,665	2,344,384	2,122,497	4,466,881
Interest expenses	(1,138,312)	(469,992)	(1,608,304)	(1,634,708)	(489,165)	(2,123,873)	(1,040,914)	(1,159,838)	(2,200,752)
Total net interest income	1,802,085	360,670	2,162,755	1,577,175	343,617	1,920,792	1,303,470	962,659	2,266,129

(b)	The composition of interest is as follows:

	2024			2023			2022
	Interest	UF indexation	Total	Interest	UF indexation	Total	Interest	UF indexation	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Financial assets at amortized cost
Rights by resale agreements and securities lending	4,601	—	4,601	5,984	—	5,984	4,142	—	4,142
Debt financial instruments	50,831	26,333	77,164	21,605	27,392	48,997	13,992	68,107	82,099
Loans and advances to Banks	73,707	—	73,707	169,594	—	169,594	154,727	—	154,727
Commercial loans	1,358,243	318,508	1,676,751	1,490,550	320,755	1,811,305	1,054,785	852,296	1,907,081
Residential mortgage loans	416,119	547,346	963,465	371,043	546,216	917,259	323,452	1,340,082	1,663,534
Consumer Loans	829,034	1,317	830,351	793,499	1,850	795,349	615,572	6,986	622,558
Other financial instruments	71,561	3,453	75,014	62,137	2,843	64,980	442	5,238	5,680
Financial assets at fair value through other comprehensive income
Debt financial instruments	169,950	24,896	194,846	327,081	28,397	355,478	187,073	70,845	257,918
Other financial instruments	397	—	397	1,023	—	1,023	16,930	—	16,930
Income of accounting hedges of interest rate risk	(34,046)	(91,191)	(125,237)	(30,633)	(94,671)	(125,304)	(26,731)	(221,057)	(247,788)
Total	2,940,397	830,662	3,771,059	3,211,883	832,782	4,044,665	2,344,384	2,122,497	4,466,881

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

29.	Interest and UF indexation revenue and expenses, continued:

(c)	The composition of interest expenses is as follows:

	2024			2023			2022
	Interest	UF indexation	Total	Interest	UF indexation	Total	Interest	UF indexation	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Financial liabilities at amortized cost
Current accounts and other demand deposits	1,186	19,956	21,142	1,343	16,677	18,020	4,515	40,557	45,072
Saving accounts and time deposits	810,799	81,947	892,746	1,308,575	96,446	1,405,021	776,658	195,244	971,902
Obligations by repurchase agreements and securities lending	9,177	—	9,177	15,183	—	15,183	15,845	—	15,845
Borrowings from financial institutions	71,727	—	71,727	64,603	—	64,603	37,414	—	37,414
Debt financial instruments issued	260,203	322,938	583,141	249,438	329,837	579,275	210,393	803,863	1,014,256
Other financial obligations	—	—	—	—	—	—	—	—	—
Lease liabilities	2,381	—	2,381	1,980	—	1,980	1,865	—	1,865
Financial instruments of regulatory capital issued	34,551	45,151	79,702	34,903	46,205	81,108	31,271	120,174	151,445
Income of accounting hedges of interest rate risk	(51,712)	—	(51,712)	(41,317)	—	(41,317)	(37,047)	—	(37,047)
Total	1,138,312	469,992	1,608,304	1,634,708	489,165	2,123,873	1,040,914	1,159,838	2,200,752

(d)	As of December 31, 2024, 2023 and 2022, the Bank uses cross currency and interest rate swaps to hedge its position on changes on the fair value of corporate bonds and commercial loans and cross currency swaps to hedge the risk of variability of obligations flows with foreign banks and bonds issued in foreign currency.

	2024						2023						2022
	Interest		UF indexation		Total		Interest		UF indexation		Total		Interest		UF indexation		Total
	Income	Expense	Income	Expense	Income	Expense	Income	Expense	Income	Expense	Income	Expense	Income	Expense	Income	Expense	Income	Expense
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Gain from fair value accounting hedges	—	—	—	—	—	—	—	—	—	—	—	—	608	—	—	—	608	—
Loss from fair value accounting hedges	—	—	—	—	—	—	—	—	—	—	—	—	(740)	—	—	—	(740)	—
Gain from cash flow accounting hedges	186,951	266,878	3,087	—	190,038	266,878	274,897	338,551	2,308	—	277,205	338,551	72,354	112,322	—	—	72,354	112,322
Loss from cash flow accounting hedges	(220,997)	(215,166)	(94,278)	—	(315,275)	(215,166)	(305,530)	(297,234)	(96,979)	—	(402,509)	(297,234)	(98,345)	(75,275)	(221,057)	—	(319,402)	(75,275)
Net gain on hedge items	—	—	—	—	—	—	—	—	—	—	—	—	(608)	—	—	—	(608)	—
Total	(34,046)	51,712	(91,191)	—	(125,237)	51,712	(30,633)	41,317	(94,671)	—	(125,304)	41,317	(26,731)	37,047	(221,057)	—	(247,788)	37,047

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

30.	Income and Expenses from commissions:

The income and expenses from commissions shown in the Consolidated Statement of Income for the years ended December 31, 2024, 2023 and 2022 refer to the following items:

	2024	2023	2022
	MCh$	MCh$	MCh$

Income from commissions and services rendered
Comissions from debit and credit card services	231,343	238,523	217,342
Remuneration from administration of mutual funds, investment funds or others	142,311	118,170	121,028
Comissions from collections and payments	80,326	81,043	87,541
Comissions from portfolio management	68,969	62,218	59,812
Comissions from guarantees and letters of credit	41,923	37,399	35,381
Brand use agreement	29,082	32,655	26,333
Insurance not related to the granting of credits to natural persons	25,303	24,772	21,594
Use of distribution channel	24,670	31,184	27,135
Comissions from trading and securities management	19,653	17,287	19,238
Insurance related to the granting of credits to natural persons	11,942	15,428	14,237
Insurance not related to the granting of credits to legal entities	5,144	7,317	4,197
Comissions from lines of credit and current account overdrafts	4,978	4,958	4,607
Financial advisory services	2,688	5,274	9,070
Insurance related to the granting of credits to legal entities	2,007	2,098	1,706
Comissions from factoring operations services	1,313	1,380	1,394
Loan commissions with letters of credit	68	106	212
Other commission earned	25,627	23,322	20,272
Total	717,347	703,134	671,099
of which: recognized over time	706,602	678,513	648,706
of which: recognized at a point in time	10,745	24,621	22,393

Expenses from commissions and services received
Commissions from card transactions	59,763	54,981	49,223
Expenses from obligations of loyalty and merit card customers programs	39,518	39,731	34,324
Interbank transactions	39,471	50,734	41,012
Commissions from use of card brands license	8,529	9,115	9,224
Comissions from securities transaction	5,293	4,995	5,599
Collections and payments	4,120	4,279	4,469
Other commissions from services received	4,345	4,615	5,009
Total	161,039	168,450	148,860

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

31.	Net financial income (expense):

The amount of net financial income (expense) shown in the Consolidated Income Statement for the year corresponds to the following concepts:

	2024	2023	2022
	MCh$	MCh$	MCh$
Financial result from:
Financial assets held for trading at fair value through profit or loss:
Financial derivative contracts	3,646,894	4,861,710	5,182,978
Debt Financial Instruments	128,401	315,119	246,913
Other financial instruments	25,961	25,986	11,275
Financial liabilities held for trading at fair value through profit or loss
Financial derivative contracts	(3,699,490)	(4,850,496)	(5,177,460)
Other financial instruments	(349)	(688)	(782)
Subtotal	101,417	351,631	262,924

Derecognition of financial assets and liabilities at amortized cost and financial assets at fair value through other comprehensive income:
Financial assets at amortized cost	200	256	2,264
Financial assets at fair value through other comprehensive income	8,050	(4,522)	(63,401)
Financial liabilities at amortized cost	—	(1)	(1)
Financial instruments of regulatory capital issued	—	—	—
Subtotal	8,250	(4,267)	(61,138)

Exchange, indexation and accounting hedging of foreign currency
Gain (loss) from foreign currency exchange	(23,345)	38,374	145,917
Gain (loss) from indexation for exchange rate	20,067	4,148	491
Net gain (loss) from derivatives in accounting hedges of foreign currency risk	174,091	79,667	(41,370)
Subtotal	170,813	122,189	105,038

Ineffective accounting hedges:
Gain (loss) from ineffective cash flow accounting hedges	—	—	—
Gain (loss) from ineffective accounting hedges of net investment abroad	—	—	—

Total	280,480	469,553	306,824

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

32.	Income attributable to investments in other companies:

The income obtained from investments in companies detailed in note No. 12 corresponds to the following:

Company	Shareholder	2024	2023	2022
		MCh$	MCh$	MCh$
Associates
Transbank S.A.	Banco de Chile	2,575	7,014	6,809
Centro de Compensación Automatizado S.A.	Banco de Chile	1,875	1,686	1,567
Redbanc S.A.	Banco de Chile	663	723	804
Administrador Financiero del Transantiago S.A.	Banco de Chile	610	460	404
Sociedad Interbancaria de Depósito de Valores S.A.	Banco de Chile	483	288	652
Sociedad Imerc OTC S.A.	Banco de Chile	151	131	108
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Banco de Chile	145	86	140
Subtotal Associates		6,502	10,388	10,484

Joint Ventures
Servipag Ltda.	Banco de Chile	1,676	2,201	1,866
Artikos Chile S.A. (*)	Banco de Chile	552	820	681
Subtotal Joint Ventures		2,228	3,021	2,547
Subtotal		8,730	13,409	13,031

Income from disposal of shares in companies

Joint Ventures
Artikos Chile S.A. (**)	Banco de Chile	7,925	—	—

Total Investments in other companies		16,655	13,409	13,031

(*)	See Note No. 5 Relevant Events, letter (n)
(**)	See Note No. 5 Relevant Events, letter (q).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

33.	Result from non-current assets and disposal groups held for sale not admissible as discontinued operations:

	2024	2023	2022
	MCh$	MCh$	MCh$

Net income from assets received in payment or adjudicated in judicial auction
Gain (loss) on sale of assets received in lieu of payment or foreclosed at judicial auction	2,361	1,358	4,053
Other income from assets received in payment or foreclosed at judicial auction	57	53	195
Provisions for adjustments to net realizable value of assets received in lieu of payment or foreclosed at judicial auction	(3,350)	(2,250)	(620)
Charge-off assets received in lieu of payment or foreclosed at judicial auction	(1,187)	(485)	(38)
Expenses to maintain assets received in lieu of payment or foreclosed at judicial auction	(1,382)	(1,165)	(1,077)
Non-current assets held for sale
Investments in other companies	—	—	(435)
Intangible assets	—	—	—
Property and equipment	938	2,971	1,043
Assets for recovery of assets transferred in financial leasing operations	2,105	2,325	1,727
Other assets	—	—	—
Disposal groups held for sale	—	—	—
Total	(458)	2,807	4,848

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

34.	Other operating Income and Expenses:

a)	During the year 2024, 2023 and 2022, the Bank and its subsidiaries present other operating income, according to the following:

	2024	2023	2022
	MCh$	MCh$	MCh$

Expense recovery	26,179	26,310	1,986
Revaluation of prepaid monthly payments	9,771	9,146	17,044
Revaluation of tax refunds from previous years	8,451	6,905	204
Income from investment properties	7,147	6,793	6,765
Foreign trade income	102	98	75
Release of provisions not related to credit risk	—	23,355	—
Other income	127	332	334
Total	51,777	72,939	26,408

b)	During the year 2024, 2023 and 2022, the Bank and its subsidiaries present other operating expenses, according to the following:

	2024	2023	2022
	MCh$	MCh$	MCh$

Write-offs for operating risks	29,407	30,473	18,391
Expenses for credit operations of financial leasing	6,976	4,071	4,786
Insurance premiums expense to cover operational risk events	6,275	5,779	5,085
Legal expenses and trials	2,847	3,063	1,973
Card administration	2,209	606	2,086
(Release) expense of provisions for operational risk	558	(706)	(900)
Provisions for trials and litigation	419	(617)	1,317
Write-offs for commercial decisions	407	290	398
Life insurance	343	275	258
Valuation expense	256	250	226
Renegotiated loan insurance premium	235	290	351
Expenses for charge-off leased assets recoveries	195	493	130
Provision for pending operations (90 days)	(124)	(117)	(429)
Expense recovery from operational risk events	(14,314)	(9,216)	(6,050)
Other expenses	350	1,156	1,842
Total	36,039	36,090	29,464

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

35.	Expenses from salaries and employee benefits:

The composition of the expense for employee benefit obligations during the period 2024, 2023 and 2022 is as follows:

	2024	2023	2022
	MCh$	MCh$	MCh$

Expenses for short-term employee benefit	528,466	534,177	491,696
Expenses for employee benefits due to termination of employment contract	42,125	35,391	27,381
Training expenses	3,440	3,751	2,596
Expenses for nursery and kindergarten	1,618	1,513	1,403
Other personnel expenses	6,898	7,852	5,150
Total	582,547	582,684	528,226

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

36.	Administrative expenses:

This item is composed as follows:

	2024	2023	2022
	MCh$	MCh$	MCh$
General administrative expenses
Information technology and communications	157,216	142,731	124,003
Maintenance and repair of property and equipment	51,606	49,699	42,313
Surveillance and securities transport services	11,651	11,265	12,996
External advisory services and professional services fees	11,252	10,326	13,785
Office supplies	8,497	8,724	9,360
External service of financial information and fraud prevention	8,129	7,483	6,543
Legal and notary expenses	5,799	5,433	3,733
Postal box, mail, postage and home delivery services	6,325	4,839	4,372
Energy, heating and other utilities	6,132	5,513	5,307
Other expenses of obligations for lease contracts	4,200	4,431	3,731
External service of custody of documentation	4,664	3,943	3,846
Insurance premiums except to cover operational risk events	4,142	4,167	3,380
Expenses for short-term leases	3,658	3,860	2,782
Donations	3,249	3,251	1,666
Representation and travel expenses	3,191	3,249	2,449
Card embossing service	2,084	1,756	1,274
Fees for other technical reports	1,063	1,034	799
Fees for review and audit of the financial statements by the external auditor	873	750	839
Expenses for leases low value	549	509	491
Title classification fees	241	169	—
Fines applied by other agencies	132	108	211
Other general administrative expenses	9,393	9,354	7,811

Outsource services
Technological developments expenses, certification and technology testing	22,323	25,437	19,627
Data processing	11,133	11,907	8,385
External credit evaluation service	5,820	5,729	5,208
External collection service	4,841	4,414	—
External human resources administration services and supply of external personnel	1,820	1,724	1,438
Call Center service for sales, marketing, quality control customer service	1,695	2,192	1,586
Other outsource services	1,144	1,250	1,482
External cleaning service, casino, custody of files and documents, storage of furniture and equipment	473	390	358

Board expenses
Board of Directors Compensation	3,500	3,347	3,095
Other Board expenses	78	111	102

Marketing	33,948	39,617	35,280

Taxes, contributions and other legal charges
Contribution to the banking regulator	15,248	14,785	13,566
Real estate contributions	6,020	5,521	4,727
Taxes other than income tax	2,803	2,530	2,207
Municipal patents	1,752	1,647	1,568
Other legal charges	52	60	47
Total	416,696	403,255	350,367

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

37.	Depreciation and Amortization:

The amounts corresponding to charges to results for depreciation and amortization during the year 2024, 2023 and 2022, are detailed as follows:

	2024	2023	2022
	MCh$	MCh$	MCh$

Amortization of intangibles assets
Other intangible assets arising from business combinations	—	—	—
Other independently originated intangible assets	36,265	29,346	21,502
Depreciation of property and equipment
Buildings and land	9,725	9,295	9,228
Other property and equipment	18,447	21,098	21,351
Depreciation and impairment of leased assets
Buildings and land	28,672	31,195	30,804
Other property and equipment	—	—	—
Depreciation for improvements in leased real estate as leased of right-to-use assets	1,135	1,017	963
Amortization for the right-to-use other intangible assets under lease	—	—	—
Depreciation of other assets for investment properties	357	357	357
Amortization of other assets per activity income asset	—	—	—
Total	94,601	92,308	84,205

38.	Impairment of non-financial assets:

As of December 31, 2024, 2023 and 2022, the composition of the item for impairment of non-financial assets is composed as follows:

	2024	2023	2022
	MCh$	MCh$	MCh$

Impairment of intangible assets	—	25	122
Impairment of property and equipment	1,121	1,754	9
Impairment of assets from income from ordinary activities from contracts with customers	1,730	(17)	(54)
Total	2,851	1,762	77

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.	Expected credit losses:

(a)	The composition is as follows:

	2024	2023	2022
	MCh$	MCh$	MCh$

Expense of allowances established for credit risk	421,210	321,829	418,416
Expense of provisions for contingent loans	(4,200)	(53,875)	51,445
Recovery of written-off credits	(65,313)	(63,256)	(65,740)
Impairments for credit risk from financial assets at fair value through other comprehensive income	1,009	(2,754)	8,009
Total	352,706	201,944	412,130

(b)	Summary of the expense of provisions constituted for credit risk and expected credit losses:

	Expense of provisions constituted in the year
	Evaluation
As of December 31, 2024	Individual	Group	Total
	MCh$	MCh$	MCh$
Loans and advances to Banks
Allowances established	559	—	559
Allowances released	—	—	—
Subtotal	559	—	559
Commercial loans
Allowances established	25,039	66,749	91,788
Allowances released	—	—	—
Subtotal	25,039	66,749	91,788
Residential mortgage loans
Allowances established	—	4,976	4,976
Allowances released	—	—	—
Subtotal	—	4,976	4,976
Consumer loans
Allowances established	—	323,887	323,887
Allowances released	—	—	—
Subtotal	—	323,887	323,887
Expense of allowances established for credit risk	25,598	395,612	421,210

Contingent loans
Loans and advances to Banks			—
Commercial loans			(5,258)
Consumer loans			1,058
Expenses of provisions for contingent loans			(4,200)

Impairments for credit risk from financial assets at fair value through other comprehensive income			1,009

Recovery of written-off credits
Loans and advances to Banks			—
Commercial loans			(19,752)
Residential mortgage loans			(6,941)
Consumer loans			(38,620)
Subtotal			(65,313)
Total Expected Credit Losses			352,706

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.	Expected credit losses, continued:

(b)	Summary of the expense of provisions constituted for credit risk and expected credit losses, continued:

	Expense of provisions constituted in the year
	Evaluation
As of December 31, 2023	Individual	Group	Total
	MCh$	MCh$	MCh$
Loans and advances to Banks
Allowances established	—	—	—
Allowances released	(270)	—	(270)
Subtotal	(270)	—	(270)
Commercial loans
Allowances established	—	65,734	65,734
Allowances released	(28,145)	—	(28,145)
Subtotal	(28,145)	65,734	37,589
Residential mortgage loans
Allowances established	—	(8,422)	(8,422)
Allowances released	—	—	—
Subtotal	—	(8,422)	(8,422)
Consumer loans
Allowances established	—	292,932	292,932
Allowances released	—	—	—
Subtotal	—	292,932	292,932
Expense of allowances established for credit risk	(28,415)	350,244	321,829

Contingent loans
Loans and advances to Banks			—
Commercial loans			(15,670)
Consumer loans			(38,205)
Expenses of provisions for contingent loans			(53,875)

Impairments for credit risk from financial assets at fair value through other comprehensive income			(2,754)

Recovery of written-off credits
Loans and advances to Banks			—
Commercial loans			(19,660)
Residential mortgage loans			(11,716)
Consumer loans			(31,880)
Subtotal			(63,256)
Total Expected Credit Losses			201,944

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.	Expected credit losses, continued:

(b)	Summary of the expense of provisions constituted for credit risk and expected credit losses, continued:

	Expense of provisions constituted in the year
	Evaluation
As of December 31, 2022	Individual	Group	Total
	MCh$	MCh$	MCh$
Loans and advances to Banks
Allowances established	1,792	—	1,792
Allowances released	—	—	—
Subtotal	1,792	—	1,792
Commercial loans
Allowances established	23,542	67,256	90,798
Allowances released	—	—	—
Subtotal	23,542	67,256	90,798
Residential mortgage loans
Allowances established	—	22,706	22,706
Allowances released	—	—	—
Subtotal	—	22,706	22,706
Consumer loans
Allowances established	—	303,120	303,120
Allowances released	—	—	—
Subtotal	—	303,120	303,120
Expense of allowances established for credit risk	25,334	393,082	418,416

Contingent loans
Loans and advances to Banks			—
Commercial loans			30,645
Consumer loans			20,800
Expenses of provisions for contingent loans			51,445

Impairments for credit risk from financial assets at fair value through other comprehensive income			8,009

Recovery of written-off credits
Loans and advances to Banks			—
Commercial loans			(26,554)
Residential mortgage loans			(10,481)
Consumer loans			(28,705)
Subtotal			(65,740)
Total Expected Credit Losses			412,130

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.	Related Party Disclosures:

Related parties are considered to be those persons or legal entities who are in positions to directly or indirectly have significant influence through their ownership or management of the Bank and its subsidiaries.

According to the above, the Bank has considered as related parties those persons or legal entities who have a direct participation or through third parties on bank ownership, where such participation exceeds 5% of the shares, and also people who, regardless of ownership, have authority and responsibility for planning, management and control of the activities of the entity or its subsidiaries. There also are considered as related the companies in which the parties related by ownership or management of the Bank have a share which reaches or exceeds 5%, or has the position of director, general manager or equivalent.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.	Related Party Transactions, continued:

(a)	Assets and liabilities with related parties:

	Related Party Type
Type of current assets and liabilities with related parties As of December 31, 2024	Parent Entity	Other Legal Entity	Key Personnel of the Consolidated Bank	Other Related Party	Total
ASSETS	MCh$	MCh$	MCh$	MCh$	MCh$
Financial assets held for trading at fair value through profit or loss
Derivative Financial Instruments	—	273,492	—	—	273,492
Debt financial instruments	—	—	—	—	—
Other financial instruments	—	—	—	—	—
Non-trading financial assets mandatorily measured at fair value through profit or loss	—	—	—	—	—
Financial assets designated as at fair value through profit or loss	—	—	—	—	—
Financial assets at fair value through other comprehensive income	—	5,388	—	—	5,388
Derivative Financial Instruments for hedging purposes	—	—	—	—	—
Financial assets at amortized cost:
Rights by resale agreements and securities lending	—	—	—	—	—
Debt financial instruments	—	—	—	—	—
Commercial loans	—	266,912	1,291	9,967	278,170
Residential mortgage loans	—	—	14,694	59,861	74,555
Consumer Loans	—	—	1,656	11,482	13,138
Allowances established – Loans	—	(1,291)	(30)	(326)	(1,647)
Other assets	16	132,549	38	7	132,610
Contingent loans	—	159,749	3,822	17,761	181,332

LIABILITIES
Financial liabilities held for trading at fair value through profit or loss
Derivative Financial Instruments	—	300,756	—	—	300,756
Financial liabilities designated as at fair value through profit or loss	—	—	—	—	—
Derivative Financial Instruments for hedging purposes	—	3,137	—	—	3,137
Financial liabilities at amortized cost:
Current accounts and other demand deposits	170	141,497	2,860	6,844	151,371
Saving accounts and time deposits	151,595	78,618	3,093	19,082	252,388
Obligations by repurchase agreements and securities lending	—	—	—	—	—
Borrowings from financial institutions	—	3,175	—	—	3,175
Debt financial instruments issued	—	—	—	—	—
Other financial obligations	—	—	—	—	—
Lease liabilities	—	9,200	—	—	9,200
Other liabilities	—	140,479	532	5	141,016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.	Related Party Transactions, continued:

(a)	Assets and liabilities with related parties, continued:

	Related Party Type
Type of current assets and liabilities with related parties As of December 31, 2023	Parent Entity	Other Legal Entity	Key Personnel of the Consolidated Bank	Other Related Party	Total
ASSETS	MCh$	MCh$	MCh$	MCh$	MCh$
Financial assets held for trading at fair value through profit or loss
Derivative Financial Instruments	—	212,147	—	—	212,147
Debt financial instruments	—	—	—	—	—
Other financial instruments	—	1,410	—	—	1,410
Non-trading financial assets mandatorily measured at fair value through profit or loss	—	—	—	—	—
Financial assets designated as at fair value through profit or loss	—	—	—	—	—
Financial assets at fair value through other comprehensive income	—	6,328	—	—	6,328
Derivative Financial Instruments for hedging purposes	—	—	—	—	—
Financial assets at amortized cost:
Rights by resale agreements and securities lending	—	—	—	—	—
Debt financial instruments	—	—	—	—	—
Commercial loans	—	199,564	1,028	11,340	211,932
Residential mortgage loans	—	—	17,975	60,153	78,128
Consumer Loans	—	5	1,969	11,739	13,713
Allowances established – Loans	—	(1,709)	(19)	(312)	(2,040)
Other assets	10	159,805	13	16	159,844
Contingent loans	—	119,510	4,058	17,714	141,282

LIABILITIES
Financial liabilities held for trading at fair value through profit or loss
Derivative Financial Instruments	—	242,098	—	—	242,098
Financial liabilities designated as at fair value through profit or loss	—	—	—	—	—
Derivative Financial Instruments for hedging purposes	—	5,674	—	—	5,674
Financial liabilities at amortized cost:
Current accounts and other demand deposits	336	200,019	2,161	7,652	210,168
Saving accounts and time deposits	85,904	160,760	4,392	24,265	275,321
Obligations by repurchase agreements and securities lending	—	2,003	—	—	2,003
Borrowings from financial institutions	—	86,642	—	—	86,642
Debt financial instruments issued	—	—	—	—	—
Other financial obligations	—	—	—	—	—
Lease liabilities	—	10,845	—	—	10,845
Other liabilities	—	152,457	493	53	153,003

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.	Related Party Disclosures, continued:

(b)	Income and expenses from related party transactions (*):

As of December 31, 2024	Parent Entity	Other Legal Entity	Key personnel of the consolidated Bank	Other Related party	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Interest and UF indexation revenue	—	20,660	1,059	5,964	27,683
Income from commissions	146	92,827	43	71	93,087
Net Financial income (expense)	—	35,318	—	—	35,318
Other income	—	—	—	—	—
Total Income	146	148,805	1,102	6,035	156,088

Interest and UF indexation expense	8,420	7,166	249	1,351	17,186
Expenses from commissions	—	28,569	—	—	28,569
Expenses credit losses	—	(1,233)	12	94	(1,127)
Expenses from salaries and employee benefits	—	312	37,918	81,818	120,048
Administrative expenses	—	11,462	3,628	88	15,178
Other expenses	—	—	1	11	12
Total Expenses	8,420	46,276	41,808	83,362	179,866

As of December 31, 2023	Parent Entity	Other Legal Entity	Key personnel of the consolidated Bank	Other Related party	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Interest and UF indexation revenue	—	29,432	1,298	6,034	36,764
Income from commissions	165	103,906	24	84	104,179
Net Financial income (expense)	—	(18,367)	—	—	(18,367)
Other income	—	215	—	—	215
Total Income	165	115,186	1,322	6,118	122,791

Interest and UF indexation expense	1,998	7,329	546	2,505	12,378
Expenses from commissions	—	29,508	—	—	29,508
Expenses credit losses	—	(2,078)	(3)	(15)	(2,096)
Expenses from salaries and employee benefits	—	421	38,083	80,430	118,934
Administrative expenses	—	11,776	3,786	229	15,791
Other expenses	—	—	2	23	25
Total Expenses	1,998	46,956	42,414	83,172	174,540

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.	Related Party Disclosures, continued:

(b)	Income and expenses from related party transactions (*), continued:

As of December 31, 2022	Parent Entity	Other Legal Entity	Key personnel of the consolidated Bank	Other Related party	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Interest and UF indexation revenue	—	49,027	2,382	9,736	61,145
Income from commissions	92	112,308	20	69	112,489
Net Financial income (expense)	—	88,103	—	—	88,103
Other income	—	79	—	—	79
Total Income	92	249,517	2,402	9,805	261,816

Interest and UF indexation expense	872	11,307	182	1,393	13,754
Expenses from commissions	—	35,948	—	—	35,948
Expenses credit losses	—	242	(5)	31	268
Expenses from salaries and employee benefits	—	173	32,894	71,503	104,570
Administrative expenses	—	22,254	3,603	120	25,977
Other expenses	—	10	3	15	28
Total Expenses	872	69,934	36,677	73,062	180,545

(*)	This does not constitute a Statement of Income from operations with related parties since the assets with these parties are not necessarily equal to the liabilities and in each of them the total income and expenses are reflected and not those corresponding to matched operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.	Related Party Disclosures, continued:

(c)	Transactions with related parties: Below are the individual transactions in the period with related parties that are legal entities, which do not correspond to the usual operations of the line of business carried out with customers in general and when said individual transactions consider a transfer of resources, services or obligations greater than UF 2,000.

As of December 31, 2024

		Description of the transaction					Effect on Income		Effect on Financial position
Company name	Nature of the relationship with the Bank	Type of service	Term	Renewal conditions	Transactions under equivalent conditions to those transactions with mutual independence between the parties	Amount MCh$	Income MCh$	Expenses MCh$	Accounts receivable MCh$	Accounts payable MCh$
Ionix SPA	Other related parties	IT support services	30 days	Contract	Yes	141	—	141	—	—
Servipag Ltda.	Joint venture	IT support serices	30 days	Contract	Yes	367	—	367	—	—
		Collection services	30 days	Contract	Yes	4,235	—	4,235	—	387
Bolsa de Comercio de Santiago, Bolsa de Valores	Minority investments	Service of financial information	30 days	Contract	Yes	356	—	356	—	25
		Brokerage commission	30 days	Contract	Yes	423	—	423	—	—
		IT support services	30 days	Contract	Yes	256	—	256	—	—
Enex S.A.	Other related parties	Rent spaces for ATM	30 days	Contract	Yes	1,740	—	1,740	—	498
Universidad del Desarrollo	Other related parties	Advertising service	30 days	Contract	Yes	126	—	126	—	—
Universidad Adolfo Ibáñez	Other related parties	Training	30 days	Contract	Yes	272	—	272	—	—
Bolsa Electrónica de Chile S.A.	Minority investments	Brokerage commission	30 days	Contract	Yes	203	—	203	—	1
		Service of financial information	30 days	Contract	Yes	117	—	117	—	—
DCV Registros de Chile S.A.	Other related parties	IT services	30 days	Contract	Yes	294	—	294	—	—
		Electronic transaction management
Redbanc S.A.	Associates	Services	30 days	Contract	Yes	17,658	—	17,658	—	1,707
		IT proyect services	30 days	Contract	Yes	132	—	132	—	—
		Installation services	30 days	Contract	Yes	81	—	81	—	—
		Fraud prevention services	30 days	Contract	Yes	108	—	108	—	—
		IT services	30 days	Contract	Yes	442	—	442	—	—
Depósito Central de Valores S.A.	Other related parties	Quality control and custodial services	30 days	Contract	Yes	833	—	833	—	90
		Custodial services	30 days	Contract	Yes	1,357	—	1,357	—	—
CCLV Contraparte Central S.A.	Minority investments	Brokerage commission	30 days	Contract	Yes	352	—	352	—	22
Manantial S.A.	Other related parties	General expenses	30 days	Contract	Yes	379	—	379	—	—
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Associates	Collection services	30 days	Contract	Yes	881	—	881	—	91
Comder Contraparte Central S.A.	Other related parties	Securities clearing services	30 days	Contract	Yes	529	—	529	—	—
Citigroup Global Markets INC	Other related parties	Brokerage commission	30 days	Contract	Yes	387	—	387	—	29
Transbank S.A.	Associates	Card processing	30 days	Contract	Yes	498	—	498		97
		Project consultation	30 days	Contract	Yes	114	—	114	—	—
		Fraud Prevention services	30 days	Contract	Yes	87	—	87	—	—
		Exchange commission	30 days	Contract	Yes	79,025	79,025	—	—	—
Centro de Compensación Automatizado S.A.	Associates	Fraud Prevention services	30 days	Contract	Yes	657	—	657	—	333
		Collection services	30 days	Contract	Yes	187	—	187	—	—
		Transfer services	30 days	Contract	Yes	2,803	—	2,803	—	—
Artikos Chile S.A.	Joint venture	IT support services	30 days	Contract	Yes	422	—	422	—	2
		IT services	30 days	Contract	Yes	465	—	465	—	—
Citibank N.A.	Other related parties	Connectivity business commissions	Quarterly	Contract	Yes	8,065	8,065	—	3,272	—
Fundación Teletón	Other related parties	Advertising services	30 days	Contract	Yes	449	—	449	—	121
		Donations	30 days	Contract	Yes	1,599	—	1,599	—	—
Canal 13	Other related parties	Advertising services	30 days	Contract	Yes	202	—	202	—	73
Inmobiliaria e Inversiones Capitolio S.A.	Other related parties	Leases	30 days	Contract	Yes	84	—	84	—	—
Nuevos Desarrollos S.A.	Other related parties	Financial lease agreements	30 days	Contract	Yes	180	—	—	—	496
Plaza Vespucio SPA	Other related parties	Financial lease agreements	30 days	Contract	Yes	127	—	—	—	154
Plaza Oeste SPA	Other related parties	Financial lease agreements	30 days	Contract	Yes	254	—	—	—	810
Plaza del Trebol SPA	Other related parties	Financial lease agreements	30 days	Contract	Yes	270	—	—	—	73
Plaza Tobalaba SPA	Other related parties	Financial lease agreements	30 days	Contract	Yes	135	—	—	—	113
Plaza La Serena SPA	Other related parties	Financial lease agreements	30 days	Contract	Yes	223	—	—	—	543
Inmobiliaria Mall Calama S.A.	Other related parties	Financial lease agreements	30 days	Contract	Yes	141	—	—	—	137

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.	Related Party Disclosures, continued:

(c)	Transactions with related parties, continued:

As of December 31, 2023

		Description of the transaction					Effect on Income		Effect on Financial position
Company name	Nature of the relationship with the Bank	Type of service	Term	Renewal conditions	Transactions under equivalent conditions to those transactions with mutual independence between the parties	Amount MCh$	Income MCh$	Expenses MCh$	Accounts receivable MCh$	Accounts payable MCh$
Ionix SPA	Other related parties	IT license services	30 days	Contract	Yes	637	—	637	—	61
		IT support services	30 days	Contract	Yes	349	—	349	—	—
Servipag Ltda.	Joint venture	IT support services	30 days	Contract	Yes	386	—	386	—	—
		Collection services	30 days	Contract	Yes	4,358	—	4,358	—	432
		Software services	30 days	Contract	Yes	220	—	220	—	—
Bolsa de Comercio de Santiago, Bolsa de Valores	Minority investments	Service of financial information	30 days	Contract	Yes	362	—	362	—	1
		Brokerage commission	30 days	Contract	Yes	344	—	344	—	—
		IT support services	30 days	Contract	Yes	289	—	289	—	—
Enex S.A.	Other related parties	Rent spaces for ATM	30 days	Contract	Yes	1,381	—	1,381	—	221
DCV Registros S.A.	Other related parties	IT services	30 days	Contract	Yes	319	—	319	—	—
CCLV Contraparte Central S.A.	Minority investments	Brokerage commission	30 days	Contract	Yes	272	—	272	—	—
Redbanc S.A.	Associates	Electronic transaction management services	30 days	Contract	Yes	15,570	—	15,570	—	1,589
		IT proyect services	30 days	Contract	Yes	542	—	542	—	—
		IT services	30 days	Contract	Yes	330	—	330	—	—
		Fraud prevention services	30 days	Contract	Yes	82	—	82	—	—
Sistemas Oracle de Chile Ltda.	Other related parties	IT services	30 days	Contract	Yes	91	—	91	—	—
		IT support services	30 days	Contract	Yes	1,326	—	1,326	—	—
Depósito Central de Valores S.A.	Other related parties	Quality control and custodial services	30 days	Contract	Yes	1,026	—	1,026	—	42
		Custodial services	30 days	Contract	Yes	1,042	—	1,042	—	—
Manantial S.A.	Other related parties	General expenses	30 days	Contract	Yes	366	—	366	—	—
Universidad del Desarrollo	Other related parties	Loyalty	30 days	Contract	Yes	115	—	115	—	7
Universidad Adolfo Ibáñez	Other related parties	Training	30 days	Contract	Yes	334	—	334	—	—
Canal 13 S.A.	Other related parties	Advertising service	30 days	Monthly	Yes	92	—	92	—	36
Nexus S.A.	Other related parties	General income	30 days	Contract	Yes	148	148	—	—	—
		Card processing	30 days	Contract	Yes	3,487	—	3,487	—	—
		IT services	30 days	Contract	Yes	405	—	405	—	—
		Embossing services	30 days	Contract	Yes	235	—	235	—	—
		Customer product delivery services	30 days	Contract	Yes	273	—	273	—	—
		Fraud prevention services	30 days	Contract	Yes	380	—	380	—	—
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Associates	Collection services	30 days	Contract	Yes	669	—	669	—	61
Comder Contraparte Central S.A.	Other related parties	Securities clearing services	30 days	Contract	Yes	703	—	703	—	—
Bolsa Electrónica de Chile S.A.	Minority investments	Brokerage commission	30 days	Contract	Yes	141	—	141	—	—
		Service of financial information	30 days	Contract	Yes	84	—	84	—	—
Citigroup Global Markets INC	Other related parties	Brokerage commission	30 days	Contract	Yes	363	—	363	—	—
Transbank S.A.	Associates	Card processing	30 days	Contract	Yes	580	—	580	—	51
		Project consultation	30 days	Contract	Yes	153	—	153	—	—
		Exchange commission	30 days	Contract	Yes	93,168	93,168	—	9	—
Centro de Compensación Automatizado S.A.	Associates	Fraud prevention services	30 days	Contract	Yes	553	—	553	—	300
		Transfer services	30 days	Contract	Yes	2,581	—	2,581	—	—
		Collection services	30 days	Contract	Yes	180	—	180	—	—
Artikos Chile S.A.	Joint venture	IT support services	30 days	Contract	Yes	457	—	457	—	19
		IT services	30 days	Contract	Yes	383	—	383	—	—
Citibank N.A.	Other related parties	Connectivity business commissions	Quarterly	Contract	Yes	5,867	5,867	—	2,517	—
Nuevos Desarrollos S.A.	Other related parties	Financial lease agreements	30 days	Contract	Yes	335	—	—	—	129
Plaza Vespucio SPA	Other related parties	Financial lease agreements	30 days	Contract	Yes	82	—	—	—	261
Plaza Oeste SPA	Other related parties	Financial lease agreements	30 days	Contract	Yes	243	—	—	—	963
Plaza del Trébol SPA	Other related parties	Financial lease agreements	30 days	Contract	Yes	292	—	—	—	373
Plaza Tobalaba SPA	Other related parties	Financial lease agreements	30 days	Contract	Yes	128	—	—	—	229
Plaza la Serena SPA	Other related parties	Financial lease agreements	30 days	Contract	Yes	246	—	—	—	714
Inmobiliaria Mall Calama S.A.	Other related parties	Financial lease agreements	30 days	Contract	Yes	162	—	—	—	306
Plaza Antofagasta SPA	Other related parties	Financial lease agreements	30 days	Contract	Yes	87	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.	Related Party Disclosures, continued:

(d)	Payments to the Board of Directors and to key personnel of the management of the Bank and its subsidiaries:

	2024	2023
	MCh$	MCh$
Directory:
Payment of remuneration and attendance fees of the Board of Directors - Bank and its subsidiaries	3,500	3,347
Other Board expenses	78	111

Key Personnel of the Management of the Bank and its Subsidiaries:
Payment for short-term employee benefits	33,779	36,535
Payment for severance	4,139	1,548
Subtotal	37,918	38,083
Total	41,496	41,541

(e)	Composition of the Board of Directors and key personnel of the Management of the Bank and its subsidiaries:

	2024	2023
	No. Executives
Directory:
Directors – Bank and its subsidiaries	17	16
Key Personnel of the Management of the Bank and its Subsidiaries:
CEO – Bank	1	1
CEOs – Subsidiaries	5	5
Division Managers / Area – Bank	74	90
Division Managers / Area – Subsidiaries	27	30
Subtotal	107	126
Total	124	142

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.	Fair Value of Financial Assets and Liabilities:

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

The input parameters for the valuation of fixed income instruments and options correspond to rates, prices and volatility levels for different terms and market factors that are traded in the national and international market and that are provided by the main sources of the market.

In the case of the valuation of derivatives under a CSA (Credit Support Annex Discounting) agreement, the rates used to discount the flows correspond to the CSA Discounting methodology, where the discount factors used depend on the collateral agreement that exists with each counterparty.

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

Part of the fair value process considers three adjustments to the market value, calculated based on the market parameters, including; a Bid/Offer adjustment, an adjustment for derivative credit risk (CVA and DVA), and an adjustment for the funding of the derivative cash flows (FVA). Likewise, for certain fixed income instruments held in investment portfolios measured at fair value through other comprehensive income or at amortized cost, the portion of the fair value adjustment explained by impairment due to counterparty credit risk is determined.

In turn, the Bid/Offer adjustment, represents the impact on the valuation of an instrument depending on whether the position corresponds to a long (bought) or a short (sold). To calculate this adjustment is used the direct quotes from active markets or indicative prices or derivatives of similar assets depending on the instrument, considering the Bid, Mid and Offer, respectively. Finally, the adjustment made for CVA and DVA for derivatives corresponds to the credit risk recognition of the issuer, either of the counterparty (CVA) or of Banco de Chile (DVA). Similarly, the determination of credit risk impairment is determined based on the counterparty risk implicit in the instrument’s market rate. Finally, the FVA adjustment for derivatives corresponds to a value adjustment that reflects the expected cost (or benefit) of financing (reinvesting) the cash flows of the derivative, with respect to a reference discount rate, when there are no collaterals or this one is imperfect.

Bid/Offer adjustments are made for trading instruments and Financial instrument at fair value through Other Comprehensive Income. Adjustments for CVA / DVA/FVA/COLVA are carried out only for derivatives. For its part, credit risk impairment is computed only for fixed income instruments measured at fair value through other comprehensive income and fixed income instruments measured at amortized cost.

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

(a)	Hierarchy of instrument valued at Fair value, continued

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

(a)	Hierarchy of instrument valued at Fair value, continued

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

(a)	Hierarchy of instrument valued at Fair value, continued

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

Since inputs for these types of securities are not observable by the market, we model interest rate of returns for them based on a Base Yield and issuer spread. These inputs (base yield and issuer spread) are provided on a weekly basis by third party price providers that are widely used in the Chilean market.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.	Fair Value of Financial Assets and Liabilities, continued:

(b)	Level chart:

The following table shows the classification by levels, for financial instruments registered at fair value.

	Level 1		Level 2		Level 3		Total
	2024	2023	2024	2023	2024	2023	2024	2023
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial Assets held for trading at fair value through profit or loss
Derivative contracts financial:
Forwards	—	—	227,670	212,639	—	—	227,670	212,639
Swaps	—	—	2,070,481	1,818,155	—	—	2,070,481	1,818,155
Call Options	—	—	4,949	3,435	—	—	4,949	3,435
Put Options	—	—	253	1,311	—	—	253	1,311
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	2,303,353	2,035,540	—	—	2,303,353	2,035,540
Debt Financial Instruments:
From the Chilean Government and Central Bank	210,418	181,702	1,285,039	2,845,611	—	—	1,495,457	3,027,313
Other debt financial instruments issued in Chile	—	—	206,675	301,948	11,273	34,363	217,948	336,311
Financial debt instruments issued Abroad	—	—	976	—	—	—	976	—
Subtotal	210,418	181,702	1,492,690	3,147,559	11,273	34,363	1,714,381	3,363,624

Others	411,689	409,328	—	—	—	—	411,689	409,328

Financial Assets at fair value through Other Comprehensive Income
Debt Financial Instruments: (1)
From the Chilean Government and Central Bank	550,418	532,203	110,359	1,305,449	—	—	660,777	1,837,652
Other debt financial instruments issued in Chile	—	—	1,303,708	1,653,182	71,922	88,483	1,375,630	1,741,665
Financial debt instruments issued Abroad	—	—	51,938	207,208	—	—	51,938	207,208
Equity Instruments:
Instruments issued in Chile	6,920	10,243	—	—	357	358	7,277	10,601
Instruments issued abroad	2,103	1,286	—	—	112	25	2,215	1,311
Subtotal	559,441	543,732	1,466,005	3,165,839	72,391	88,866	2,097,837	3,798,437

Derivative contracts financial for hedging purposes
Forwards	—	—	—	—	—	—	—	—
Swaps	—	—	73,959	49,065	—	—	73,959	49,065
Call Options	—	—	—	—	—	—	—	—
Put Options	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	73,959	49,065	—	—	73,959	49,065
Total	1,181,548	1,134,762	5,336,007	8,398,003	83,664	123,229	6,601,219	9,655,994

Financial Liabilities
Financial liabilities held for trading at fair value through profit or loss
Derivative contracts financial:
Forwards	—	—	241,757	221,626	—	—	241,757	221,626
Swaps	—	—	2,197,858	1,969,558	—	—	2,197,858	1,969,558
Call Options	—	—	4,151	1,061	—	—	4,151	1,061
Put Options	—	—	955	3,871	—	—	955	3,871
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	2,444,721	2,196,116	—	—	2,444,721	2,196,116

Others	—	—	990	2,305	—	—	990	2,305

Derivative contracts financial for hedging purposes
Forwards	—	—	—	—	—	—	—	—
Swaps	—	—	141,040	160,602	—	—	141,040	160,602
Call Options	—	—	—	—	—	—	—	—
Put Options	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	141,040	160,602	—	—	141,040	160,602
Total	—	—	2,586,751	2,359,023	—	—	2,586,751	2,359,023

(1)	As of December 31, 2024, 100% of instruments of level 3 have denomination “Investment Grade”. Also, 100% of total of these financial instruments correspond to domestic issuers.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.	Fair Value of Financial Assets and Liabilities, continued:

(c)	Level 3 Reconciliation:

The following table shows the reconciliation between the balances at the beginning and at the end of year for those instruments classified in Level 3, whose fair value is reflected in the Consolidated Financial Statements:

	2024
	Balance as of January 1, 2024	Gain (Loss) Recognized in Income (1)	Gain (Loss) Recognized in Equity (2)	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of December 31, 2024
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets held for trading at fair value through profit or loss
Debt Financial Instruments:
Other debt financial instruments issued in Chile	34,363	1,409	—	25,279	(56,736)	6,958	—	11,273
Subtotal	34,363	1,409	—	25,279	(56,736)	6,958	—	11,273

Financial Assets at fair value through Other Comprehensive Income:
Debt Financial Instruments:
Other debt financial instruments issued in Chile	88,483	586	1,682	58,608	(27,961)	11,268	(60,744)	71,922
Equity Instruments:
Instruments issued in Chile	358	—	(1)	—	—	—	—	357
Instruments issued abroad	25	—	—	87	—	—	—	112
Subtotal	88,866	586	1,681	58,695	(27,961)	11,268	(60,744)	72,391

Total	123,229	1,995	1,681	83,974	(84,697)	18,226	(60,744)	83,664

	2023
	Balance as of January 1, 2023	Gain (Loss) Recognized in Income (1)	Gain (Loss) Recognized in Equity (2)	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of December 31, 2023
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets held for trading at fair value through profit or loss
Debt Financial Instruments:
Other debt financial instruments issued in Chile	100,519	767	—	18,085	(62,179)	15,190	(38,019)	34,363
Subtotal	100,519	767	—	18,085	(62,179)	15,190	(38,019)	34,363

Financial Assets at fair value through Other Comprehensive Income:
Debt Financial Instruments:
Other debt financial instruments issued in Chile	41,283	4,093	(7,355)	63,930	(1,695)	3,951	(15,724)	88,483
Equity Instruments:
Instruments issued in Chile	358	—	—	—	—	—	—	358
Instruments issued abroad	25	—	—	—	—	—	—	25
Subtotal	41,666	4,093	(7,355)	63,930	(1,695)	3,951	(15,724)	88,866

Total	142,185	4,860	(7,355)	82,015	(63,874)	19,141	(53,743)	123,229

(1)	Recorded in income under item “Net Financial income (expense)”.

(2)	Recorded in equity under item “Accumulated other comprehensive income”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.	Fair Value of Financial Assets and Liabilities, continued:

(d)	Sensitivity of instruments classified in Level 3 to changes in key assumptions of models:

The following table shows the sensitivity, by type of instrument, of those instruments classified in Level 3 using alternative in key valuation assumptions:

	As of December 31, 2024		As of December 31, 2023
	Level 3	Sensitivity to changes in key assumptions of models	Level 3	Sensitivity to changes in key assumptions of models
	MCh$	MCh$	MCh$	MCh$

Financial Assets held for trading at fair value through profit or loss
Debt Financial Instruments:
Other debt financial instruments issued in Chile	11,273	(255)	34,363	(696)
Subtotal	11,273	(255)	34,363	(696)

Financial Assets at fair value through Other Comprehensive Income
Debt Financial Instruments:
Other debt financial instruments issued in Chile	71,922	(2,320)	88,483	(2,721)
Equity Instruments:
Instruments issued in Chile	357	—	358	—
Instruments issued abroad	112	—	25	—
Subtotal	72,391	(2,320)	88,866	(2,721)
Total	83,664	(2,575)	123,229	(3,417)

With the purpose of determining the sensitivity of the financial investments to changes in significant market factors, the Bank has made alternative calculations at fair value, changing those key parameters for the valuation and which are not directly observable in screens. In the case of the financial assets listed in the table above, which correspond to Bank Bonds and Corporate Bonds, it was considered that, since there are no current observables prices, the input prices will be based on brokers’ quotes. The prices are usually calculated as a base rate plus a spread. For Local Bonds it was determined to apply a 10% impact on the price. The 10% impact is considered reasonable, taking into account the market performance of these instruments and comparing it against the bid/offer adjustment that is provisioned by these instruments.

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

The following table summarizes the fair values of the Bank’s main financial assets and liabilities that are not recorded at fair value in the Statement of Financial Position. The values shown in this note are not attempt to estimate the value of the Bank’s income-generating assets, nor forecast their future behavior. The estimated fair value is as follows:

	Book Value		Estimated Fair Value
	2024	2023	2024	2023
	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	2,699,076	2,464,648	2,699,076	2,464,648
Transactions in the course of collection	372,456	415,505	372,456	415,505
Subtotal	3,071,532	2,880,153	3,071,532	2,880,153
Financial assets at amortized cost
Rights by resale agreements and securities lending	87,291	71,822	87,291	71,822
Debt financial instruments	944,074	1,431,083	892,550	1,368,416
Loans and advances to Banks
Domestic banks	299,147	—	299,147	—
Central Bank of Chile	—	2,100,933	—	2,100,933
Foreign banks	366,568	417,657	366,245	412,662
Subtotal	1,697,080	4,021,495	1,645,233	3,953,833
Loans to customers, net
Commercial loans	19,893,412	19,770,403	19,561,279	19,193,778
Residential mortgage loans	13,197,695	12,277,266	13,000,178	11,656,071
Consumer loans	5,151,755	4,893,418	5,247,985	5,025,163
Subtotal	38,242,862	36,941,087	37,809,442	35,875,012
Total	43,011,474	43,842,735	42,526,207	42,708,998

Liabilities
Transactions in the course of payment	283,605	356,871	283,605	356,871
Financial liabilities at amortized cost
Current accounts and other demand deposits	14,630,797	13,670,793	14,630,797	13,670,793
Saving accounts and time deposits	14,345,223	15,538,196	14,346,676	15,536,406
Obligations by repurchase agreements and securities lending	109,794	157,173	109,794	157,173
Borrowings from financial institutions	1,103,468	5,360,715	1,071,097	5,152,776
Debt financial instruments issued
Letters of credit for residential purposes	849	1,433	946	1,533
Letters of credit for general purposes	1	11	1	12
Bonds	9,689,219	9,358,621	9,596,699	9,090,188
Other financial obligations	284,479	339,305	284,479	339,327
Subtotal	40,163,830	44,426,247	40,040,489	43,948,208
Debt financial instruments issued for regulatory capital purposes
Subordinate bonds	1,068,879	1,039,814	1,057,509	1,035,801
Total	41,516,314	45,822,932	41,381,603	45,340,880

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

The table below sets forth the fair value of Financial Assets and Liabilities not measured at fair value on the balance sheet, for the years ended December 31, 2024 and 2023:

	Level 1 Estimated Fair Value		Level 2 Estimated Fair Value		Level 3 Estimated Fair Value		Total Estimated Fair Value
	2024	2023	2024	2023	2024	2023	2024	2023
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	2,699,076	2,464,648	—	—	—	—	2,699,076	2,464,648
Transactions in the course of collection	372,456	415,505	—	—	—	—	372,456	415,505
Subtotal	3,071,532	2,880,153	—	—	—	—	3,071,532	2,880,153
Financial assets at amortized cost
Rights by resale agreements and securities lending	87,291	71,822	—	—	—	—	87,291	71,822
Debt financial instruments	892,550	1,368,416	—	—	—	—	892,550	1,368,416
Loans and advances to Banks
Domestic banks	299,147	—	—	—	—	—	299,147	—
Central Bank of Chile	—	2,100,933	—	—	—	—	—	2,100,933
Foreign banks	—	—	—	—	366,245	412,662	366,245	412,662
Subtotal	1,278,988	3,541,171	—	—	366,245	412,662	1,645,233	3,953,833
Loans to customers, net
Commercial loans	—	—	—	—	19,561,279	19,193,778	19,561,279	19,193,778
Residential mortgage loans	—	—	—	—	13,000,178	11,656,071	13,000,178	11,656,071
Consumer loans	—	—	—	—	5,247,985	5,025,163	5,247,985	5,025,163
Subtotal	—	—	—	—	37,809,442	35,875,012	37,809,442	35,875,012
Total	4,350,520	6,421,324	—	—	38,175,687	36,287,674	42,526,207	42,708,998

Liabilities
Transactions in the course of payment	283,605	356,871	—	—	—	—	283,605	356,871
Financial liabilities at amortized cost
Current accounts and other demand deposits	14,630,797	13,670,793	—	—	—	—	14,630,797	13,670,793
Saving accounts and time deposits	—	—	—	—	14,346,676	15,536,406	14,346,676	15,536,406
Obligations by repurchase agreements and securities lending	109,794	157,173	—	—	—	—	109,794	157,173
Borrowings from financial institutions	—	—	—	—	1,071,097	5,152,776	1,071,097	5,152,776
Debt financial instruments issued
Letters of credit for residential purposes	—	—	946	1,533	—	—	946	1,533
Letters of credit for general purposes	—	—	1	12	—	—	1	12
Bonds	—	—	9,596,699	9,090,188	—	—	9,596,699	9,090,188
Other financial obligations	—	—	—	—	284,479	339,327	284,479	339,327
Subtotal	14,740,591	13,827,966	9,597,646	9,091,733	15,702,252	21,028,509	40,040,489	43,948,208
Debt financial instruments issued for regulatory capital purposes
Subordinate bonds	—	—		—	1,057,509	1,035,801	1,057,509	1,035,801
Total	15,024,196	14,184,837	9,597,646	9,091,733	16,759,761	22,064,310	41,381,603	45,340,880

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.	Fair Value of Financial Assets and Liabilities, continued:

(f)	Levels of other assets and liabilities, continued:

The Bank determines the fair value of these assets and liabilities according to the following:

●	Short-term assets and liabilities: For assets and liabilities with short-term maturity, it is assumed that the book values approximate to their fair value. This assumption is applied to the following assets and liabilities:

Assets	Liabilities
- Cash and due from banks	- Current accounts and other demand deposits
- Transactions in the course of collection	- Transactions in the course of payments
- Investment under resale agreements and securities loans	- Obligations under repurchase agreements and securities loans
- Loans and advance to domestic banks (including the Central Bank of Chile)

●	Loans to Customers and Advance to foreign banks: Fair value is determined by using the discounted cash flow model and internally generated discount rates, based on internal transfer rates derived from our internal transfer price process. Once the present value is determined, we deduct the related loan loss allowances in order to incorporate the credit risk associated with each contract or loan. As we use internally generated parameters for valuation purposes, we categorize these instruments in Level 3.

●	Debt financial instruments at amortized cost: The fair value is calculated with the methodology of the Stock Exchange, using the IRR observed in the market. Because the instruments that are in this category correspond to Treasury Bonds that are Benchmark, they are classified in Level 1.

●	Letters of Credit and Bonds: In order to determine the present value of contractual cash flows, we apply the discounted cash flow model by using market interest rates that are available in the market, either for the instruments under valuation or instruments with similar features that fit valuation needs in terms of currency, maturities and liquidity. The market interest rates are obtained from third party price providers widely used by the market. As a result of the valuation technique and the quality of inputs (observable) used for valuation, we categorize these financial liabilities in Level 2.

●	Saving Accounts, Time Deposits, Borrowings from Financial Institutions (including the Central Bank of Chile), Subordinated Bonds and Other borrowings financial: The discounted cash flow model is used to obtain the present value of committed cash flows by applying a bucket approach and average adjusted discount rates that derived from both market rates for instruments with similar features and our internal transfer price process. As we use internally generated parameters and/or apply significant judgmental analysis for valuation purposes, we categorize these financial liabilities in Level 3.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

42.	Maturity according to their remaining Terms of Financial Assets and Liabilities:

The table below details the main financial assets and liabilities grouped in accordance with their remaining maturity, including capitals and accrued interest as of December 31, 2024 and 2023. As these are for trading and financial instrument at fair value through other comprehensive income are included at their fair value:

	2024
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	2,699,076	—	—	—	2,699,076	—	—	—	—	2,699,076
Transactions in the course of collection	—	372,456	—	—	372,456	—	—	—	—	372,456
Financial assets held for trading at fair value through profit or loss
Derivative contracts financial	—	87,403	120,813	465,718	673,934	540,872	405,243	683,304	1,629,419	2,303,353
Debt financial instruments	—	1,714,381	—	—	1,714,381	—	—	—	—	1,714,381
Others	—	411,689	—	—	411,689	—	—	—	—	411,689
Financial assets at fair value through other comprehensive income
Debt Financial Instruments	—	123,164	250,542	683,008	1,056,714	196,319	590,462	244,850	1,031,631	2,088,345
Equity Instruments	—	—	—	—	—	—	—	9,492	9,492	9,492
Derivative contracts financial for hedging purposes	—	—	—	4,783	4,783	25,936	15,741	27,499	69,176	73,959
Financial assets at amortized cost
Rights by resale agreements and securities lending	—	55,295	31,242	754	87,291	—	—	—	—	87,291
Debt financial instruments (*)	—	—	16,833	—	16,833	477,895	131,070	318,311	927,276	944,109
Loans and advances to Banks (**)	—	398,512	57,306	211,885	667,703	—	—	—	—	667,703
Loans to customers, net (**)	—	5,405,475	2,853,497	7,464,859	15,723,831	6,849,850	4,175,945	12,186,670	23,212,465	38,936,296
Total financial assets	2,699,076	8,568,375	3,330,233	8,831,007	23,428,691	8,090,872	5,318,461	13,470,126	26,879,459	50,308,150

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

42.	Maturity according to their remaining Terms of Financial Assets and Liabilities, continued:

	2024
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities
Transactions in the course of payment	—	283,605	—	—	283,605	—	—	—	—	283,605
Financial liabilities held for trading at fair value through profit or loss
Derivative contracts financial	—	80,124	103,327	450,350	633,801	674,660	475,577	660,683	1,810,920	2,444,721
Others	—	580	—	—	580	410	—	—	410	990
Derivative contracts financial for hedging purposes	—	—	—	10,741	10,741	241	28,906	101,152	130,299	141,040
Financial liabilities at amortized cost
Current accounts and other demand deposits	14,630,797	—	—	—	14,630,797	—	—	—	—	14,630,797
Saving accounts and time deposits (***)	—	9,205,679	2,636,427	2,073,931	13,916,037	53,594	452	547	54,593	13,970,630
Obligations by repurchase agreements and securities lending	—	109,214	65	515	109,794	—	—	—	—	109,794
Borrowings from financial institutions	—	7,945	161,196	783,552	952,693	150,775	—	—	150,775	1,103,468
Debt financial instruments issued
Letters of credit	—	138	140	161	439	40	86	285	411	850
Bonds	—	4,451	134,852	1,033,995	1,173,298	2,577,932	2,043,457	3,894,532	8,515,921	9,689,219
Other financial obligations	—	284,479	—	—	284,479	—	—	—	—	284,479
Lease liabilities	—	2,252	4,728	19,046	26,026	36,552	18,746	10,105	65,403	91,429
Debt financial instruments issued for regulatory capital purposes	—	1,815	—	112,095	113,910	13,514	11,365	930,090	954,969	1,068,879
Total financial liabilities	14,630,797	9,980,282	3,040,735	4,484,386	32,136,200	3,507,718	2,578,589	5,597,394	11,683,701	43,819,901

(*)	These balances are presented without deduction of impairment, which amount to Ch$35 million.

(**)	These balances are presented without deduction of their respective provisions, which amount to Ch$693,434 million for loans to customers and Ch$1,988 million for borrowings from financial institutions.

(***)	Excludes term saving accounts, which amount to Ch$374,593 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

42.	Maturity according to their remaining Terms of Financial Assets and Liabilities, continued:

	2023
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and due from banks	2,464,648	—	—	—	2,464,648	—	—	—	—	2,464,648
Transactions in the course of collection	—	415,505	—	—	415,505	—	—	—	—	415,505
Financial assets held for trading at fair value through profit or loss
Derivative contracts financial	—	57,011	130,507	309,218	496,736	560,641	314,649	663,514	1,538,804	2,035,540
Debt financial instruments	—	3,363,624	—	—	3,363,624	—	—	—	—	3,363,624
Others	—	409,328	—	—	409,328	—	—	—	—	409,328
Financial assets at fair value through other comprehensive income
Debt Financial Instruments	—	180,968	721,297	1,790,913	2,693,178	257,310	478,175	357,862	1,093,347	3,786,525
Equity Instruments	—	—	—	—	—	—	—	11,912	11,912	11,912
Derivative contracts financial for hedging purposes	—	—	—	14,321	14,321	1,530	21,062	12,152	34,744	49,065
Financial assets at amortized cost
Rights by resale agreements and securities lending	—	61,005	10,322	495	71,822	—	—	—	—	71,822
Debt financial instruments (*)	—	—	—	507,261	507,261	478,818	128,728	316,334	923,880	1,431,141
Loans and advances to Banks (**)	—	2,216,942	73,506	229,483	2,519,931	—	—	—	—	2,519,931
Loans to customers, net (**)	—	5,478,882	2,587,416	6,993,529	15,059,827	7,092,458	3,965,966	11,533,023	22,591,447	37,651,274
Total financial assets	2,464,648	12,183,265	3,523,048	9,845,220	28,016,181	8,390,757	4,908,580	12,894,797	26,194,134	54,210,315

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

42.	Maturity according to their remaining Terms of Financial Assets and Liabilities, continued:

	2023
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities
Transactions in the course of payment	—	356,871	—	—	356,871	—	—	—	—	356,871
Financial liabilities held for trading at fair value through profit or loss
Derivative contracts financial	—	56,519	141,764	319,273	517,556	566,762	431,076	680,722	1,678,560	2,196,116
Others	—	2,160	126	—	2,286	19	—	—	19	2,305
Derivative contracts financial for hedging purposes	—	—	—	—	—	20,505	3,189	136,908	160,602	160,602
Financial liabilities at amortized cost
Current accounts and other demand deposits	13,670,793	—	—	—	13,670,793	—	—	—	—	13,670,793
Saving accounts and time deposits (***)	—	10,209,874	3,459,981	1,450,857	15,120,712	60,622	595	542	61,759	15,182,471
Obligations by repurchase agreements and securities lending	—	157,015	158	—	157,173	—	—	—	—	157,173
Borrowings from financial institutions	—	176,910	65,902	5,091,283	5,334,095	26,620	—	—	26,620	5,360,715
Debt financial instruments issued
Letters of credit	—	175	282	416	873	171	80	320	571	1,444
Bonds	—	52,443	186,629	956,608	1,195,680	2,138,820	2,075,249	3,948,872	8,162,941	9,358,621
Other financial obligations	—	339,293	—	12	339,305	—	—	—	—	339,305
Lease liabilities	—	2,181	4,314	16,655	23,150	35,619	27,835	14,876	78,330	101,480
Debt financial instruments issued for regulatory capital purposes	—	1,472	—	113,256	114,728	18,826	10,216	896,044	925,086	1,039,814
Total financial liabilities	13,670,793	11,354,913	3,859,156	7,948,360	36,833,222	2,867,964	2,548,240	5,678,284	11,094,488	47,927,710

(*)	These balances are presented without deduction of impairment, which amount to Ch$58 million.

(**)	These balances are presented without deduction of their respective provisions, which amount to Ch$710,187 million for loans to customers and Ch$1,341 million for borrowings from financial institutions.

(***)	Excludes term saving accounts, which amount to Ch$355,725 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

43.	Financial and Non-Financial Assets and Liabilities by Currency:

As of December 31, 2024	CLP	CLF	FX Indexation	USD	GBP	EUR	CHF	JPY	CNY	Others	TOTAL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Financial assets	21,372,789	22,335,846	171,396	5,307,262	35,762	280,162	62,903	18,750	5,462	22,361	49,612,693
Non-Financial assets	1,951,157	49,318	11,699	429,341	—	1,270	—	—	—	64	2,442,849
Total Assets	23,323,946	22,385,164	183,095	5,736,603	35,762	281,432	62,903	18,750	5,462	22,425	52,055,542

Liabilities
Financial liabilities	25,758,219	11,083,785	176	5,801,348	6,837	297,367	170,907	230,051	—	845,804	44,194,494
Non-Financial liabilities	1,222,116	6,455	1,252	122,721	26	3,375	2	34	—	171	1,356,152
Total Liabilities	26,980,335	11,090,240	1,428	5,924,069	6,863	300,742	170,909	230,085	—	845,975	45,550,646

Mismatch of Financial Assets and Liabilities (*)	(4,385,430)	11,252,061	171,220	(494,086)	28,925	(17,205)	(108,004)	(211,301)	5,462	(823,443)	5,418,199

(*)	This value does not consider non-financial assets and liabilities and the notional values of derivative instruments, which are disclosed at fair value.

As of December 31, 2023	CLP	CLF	FX Indexation	USD	GBP	EUR	CHF	JPY	CNY	Others	TOTAL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Financial assets	26,261,745	21,221,806	145,584	5,592,918	42,300	176,380	3,988	18,085	16,225	19,698	53,498,729
Non-Financial assets	1,829,555	30,487	13,710	344,211	23	1,287	1	—	—	38	2,219,312
Total Assets	28,091,300	21,252,293	159,294	5,937,129	42,323	177,667	3,989	18,085	16,225	19,736	55,718,041

Liabilities
Financial liabilities	29,850,279	10,782,723	278	6,191,536	9,951	195,818	291,397	226,389	5,716	729,348	48,283,435
Non-Financial liabilities	1,266,125	1,538	721	80,322	47	3,811	6	12	5	74	1,352,661
Total Liabilities	31,116,404	10,784,261	999	6,271,858	9,998	199,629	291,403	226,401	5,721	729,422	49,636,096

Mismatch of Financial Assets and Liabilities (*)	(3,588,534)	10,439,083	145,306	(598,618)	32,349	(19,438)	(287,409)	(208,304)	10,509	(709,650)	5,215,294

(*)	This value does not consider non-financial assets and liabilities and the notional values of derivative instruments, which are disclosed at fair value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report:

(1)	Introduction:

Banco de Chile seeks to maintain a risk profile that ensures the sustainable growth that is aligned with its strategic objectives, maximizing value creation and guarantee its long-term solvency. Global risk management takes into consideration the different business segments served by the Bank, being approached from a comprehensive and differentiated perspective.

Our risk management policies are established in order to identify and analyze the risks faced by the Bank, set appropriate risk limits, alerts and controls, monitor risks and compliance with limits and alerts in order to carry out the necessary action plans. Through its administration policies and procedures, the Bank develops a disciplined and constructive control environment. Policies as well as risk management standards, procedures and systems are regularly reviewed, and with strict adherence to compliance with the current regulatory framework.

For this, the Bank has teams with extensive experience and knowledge in each area associated with risks, ensuring comprehensive and consolidated management of the same, including the Bank and its subsidiaries.

(a)	Risk Management Structure

Credit, Market and Operational Risk Management are at all levels of the Organization, with a Corporate Governance structure that recognizes the relevance of the different risk areas that exist.

The Bank’s Board of Directors as the maximum authority is responsible for establishing risk policies, the Risk Appetite Framework, and the guidelines for the measurement criteria and follow up of risks. Also, it approves the risk limits and contingency plans for each of the risks. Moreover, it approves the following policies: Credit risk policy, policy for complex products and services, operational risk policy, business continuation policy, outsourcing policy, market risk policy and liquidity risk policy. Likewise, it approves the provision models, Additional Provisions Policy and pronounces annually on the sufficient provisions. Additionally, approves the policy of capital management for the monitoring, control, administration and the management of the bank´s capital. Also, it ratifies the strategies, functional structure and comprehensive management model of Operational Risk and guarantees the consistency of this model with the Bank’s strategy and proper implementation of the model in the organization. Along with this, it has approved the risk management policy of the model together with the development framework, validation and follow up of the models. Furthermore, it establishes the Subsidiary Risk Control Policy, describing the supervision scheme that the Bank applies to the relevant subsidiaries to control the risks that affect them. For its part, the Administration is responsible both for the establishment of standards and associated procedures as well as for the control and compliance with the disposed by the Board of Directors, ensuring that there is consistency between the criteria applied by the Bank and its subsidiaries, maintaining strict coordination at the corporate level and informing the Board of Directors in the defined instances.

The Bank’s Corporate Governance considers the active participation of the Board, acting directly or through different committees made up of Directors and Senior Management. It is permanently informed and becomes aware of the evolution of the different risk management areas, participating through its Finance, International and Financial Risk, Credit, Portfolio Risk Committee, Higher Committee of Operational Risk and Capital Management, in which the status of credit, market and operational risks and the Bank’s capital management are reviewed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(1)	Introduction, continued:

(a)	Risk Management Structure, continued:

The following sections describe the different committees of Directors and Administration mentioned.

Risk Management is developed by the Corporate Risk Division, which by having highly experienced and specialized teams, together with a solid regulatory framework, allows for optimal and effective management of the matters they address.

It should be noted that in August 2024, the Corporate Risk Division was established, which consolidates the previous risk divisions that existed in the bank. The division contributes to providing effective governance to the Corporation’s main risks, with a focus on optimizing the risk-return relationship, ensuring business continuity and generating a robust risk culture, identifying potential losses derived from the non-compliance of counterparties, movements in market factors or the lack of adequacy of processes, people or systems, contributing comprehensively to capital management.

Likewise, it continually manages risk knowledge from a comprehensive approach, in order to contribute to the business anticipating threats that may damage the solvency and quality of the portfolio, promoting a unique risk culture towards the Corporation through training and permanent education.

Within this Division, the Bank’s risk functions are integrated as follows, ensuring, at the same time, the correct segregation of functions and independence:

-	Market Risk: Is responsible for developing the function of measuring, limiting, controlling and reporting market risk, along with defining valuation standards and managing the Bank’s assets and liabilities. Moreover, this management is responsible for taking care of the compliance of market risk management policies, liquidity management, investment in debt instruments approved by the board and to communicate promptly the status of market risks in detail accordingly.

-	Wholesale Credit Risk Admission: is responsible for managing, resolving and controlling the approval process of businesses related to the Wholesale segment portfolio, including specific sectors and products for this portfolio, ensuring coherence, compliance and consistency of policies. of credit risk both in the bank and in its subsidiaries.

-	Retail Admission, Regulations and Risk Transformation: Responsible for defining the credit risk management framework, both for reactive and proactive retail origination, within the defined regulatory scope and risk appetite established by the Bank. Also, the maintenance and implementation of all credit risk strategies associated with the automatic evaluation.

Manages the regulatory body, policies, standards and procedures of credit risk, adapting the established requirements and processes, for all segments transversally in the Bank. Likewise, it carries out reviews of the quality of the credit process applied to retail banks and the continuous training of executives.

-	Special Asset Management: is responsible for the collection of credits from all of the Bank’s customer segments, with differentiated management in accordance with institutional policies.

In addition, it is responsible for managing the sale of assets recovered by the Bank, coming from credit recovery processes.

-	Risk Management Monitoring, Reporting and Control: is responsible for managing and controlling Credit Risk, especially through monitoring the main portfolio indicators and in-depth analysis of situations and scenarios of special attention, timely detecting problems that may affect certain products, debtors or sectors, with the aim of minimizing the risk assumed and anticipating situations that could lead to credit losses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(1)	Introduction, continued:

(a)	Risk Management Structure, continued:

Likewise, it manages risk information and provides it to the different government bodies and interested areas for decision-making and contributes to providing effective governance to the Corporate Risk Division projects, ensuring regulatory compliance and the correct execution of the projects. themselves, as well as being responsible for the management control of the Corporate Risk Division.

-	Risk Models: is responsible for developing, maintaining and updating credit risk models, whether for regulatory or management uses, in accordance with local and international regulations, determining the functional specifications and the most appropriate statistical techniques for the development of the required models. These models are immersed in the measurement and management of model risk carried out by the Model Risk and Internal Control Management, and presented to the corresponding government bodies, such as the Technical Committee for the Supervision of Internal Models, the Portfolio Risk Committee or the Board of Directors, as appropriate.

Additionally, this Area is responsible for managing the process of calculating provisions for credit risk, ensuring the correct execution of the processes and analysis of the results obtained.

-	Model Risk and Internal Control: Its purpose is to manage the risks associated with models and processes, for this it is supported by the functions of model validation and monitoring, model risk management, and internal control.

Conducts an independent review, evaluating the quality of the data, modeling techniques, compliance with regulatory provisions, its insertion within the institution and existing documentation. It monitors the performance of the models and monitors each stage of the life cycle of the models within its scope, with the final purpose of generating mechanisms that allow it to measure and manage the level of model risk to which the Bank is exposed.

Finally, the internal control function has the responsibility of carrying out an evaluation of the design and operational effectiveness of controls, to comply with regulatory requirements.

-	Global Control: Address the operational risk environment and continuity of the business. This management is responsible for managing and supervising the application of policies, standards and procedures in each of the areas within the Bank and Subsidiaries. In relation to the area of Operational Risk, it is in charge for guaranteeing the identification and efficient management of operational risks and promoting a risk culture to prevent financial losses and improve the quality of processes, proposing continuous improvements to risk management, aligned with regulatory requirements of Basel III and business objectives.

As part of the Global Control Management, there is the Business Continuity Management, which is responsible for managing, controlling and administering recovery strategies in the event of contingency situations, and is also responsible for maintaining the crisis governance model, sustains the continuity of services and related critical operations to the Bank’s payment chain, through a comprehensive and resilient model that includes plans and controlled tests in order to reduce the impact of disruptive events that may affect the bank. Additionally, there is the role and responsibilities of the Information Security Officer (ISO), with an independent function in charge of designing and implementing through monitoring of realized tasks of the organizational units responsible for the information security, cybersecurity and technological risks.

Additionally, the Bank has the Cybersecurity Division, which is responsible for defining, implementing and reporting the progress of the Strategic Cybersecurity Plan in line with the Bank’s business strategy, with one of its main focuses being to protect internal information, of its clients and collaborators.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(1)	Introduction, continued:

(a)	Risk Management Structure, continued:

This Division is made up of the Cybersecurity Engineering and Architecture Management, the Cyber Defense Management and the Technological Risk and Cyber Intelligence Management. The Cybersecurity Management and Subsidiaries Control Department is also part of the division, as a control unit. Section 5 of this Note describes the responsibilities of the indicated Managements

Committees of Directors and Bank Administration

(i)	Finance, International and Financial Risk Committee

In general terms, the objectives of this committee are to monitor and continuously review the liquidity status and, trends in the most important financial positions, as well as the their associated results, and and their price and liquidity risks that will be generated. Some of its specific functions include, the review of the proposal to the Board of Directors of the Risk Appetite Framework (RAF), the Financing Plan and the structure of limits and alerts for price and liquidity risks, reviewing and approving the Comprehensive Risk Measurement (CRM) for subsequent due review in the Capital Management Committee and later approval by the Board of Directors, the design of policies and procedures related to the establishment of limits and alerts for price risk and liquidity risk; reviewing the evolution of financial positions and market risks; monitoring limit excesses and alert activations; ensuring adequate identification of risk factors in financial positions; ensuring that the price and liquidity risk management guidelines in the Bank’s subsidiaries are consistent with those of the latter, and that these are reflected in their own policies and procedures.

(ii)	Credit Committees

The credit approval process is done mainly through various credit committees, which are composed of qualified professionals and with the sufficient attributions to take decisions required.

Each committee defines the terms and conditions under which the Bank accepts counterparty risks and the Corporate Risk Division participate independently and autonomously of the commercial areas. They are constituted according to the commercial segments and the amounts to approve and have different meeting periodicities.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(1)	Introduction, continued:

(iv)	Senior Operational Risk Committee

The Senior Operational Risk Committee makes any necessary changes to the processes, controls and information systems that support the bank’s transactions, in order to mitigate operational risks, and assure that areas can appropriately manage and control these risks.

This committee has many functions dedicated to supervising appropriate operational risk management at the bank and its subsidiaries, and for implementing the policies, standards and methods associated with the bank’s comprehensive operational risk management model. It plans initiatives to develop it and publishes them throughout the bank. It promotes a culture of operational risk management within the bank and its subsidiaries; review and approve the comprehensive risk measurement regarding Operational Risk. It approves the bank’s operational risk appetite framework; ensures compliance with the current regulatory framework, in matters that are limited to Operational Risk; become aware of the main frauds, incidents, events and their root causes, impacts and corrective measures accordingly; ensure the long-term solvency of the organization (business continuity plans, informations security and cybersecurity, controls, among others), avoiding risk factors that may jeopardize the continuity of the Bank. To decide about new products and services, and to verify the consistency of the operational risk management policies, business continuation, information security and cybersecurity across the bank’s subsidiaries, monitors their compliance, and reviews operational risk management at subsidiaries; become aware of the level of risk to which the bank is exposed in its outsourced services, sanction the selection of the model to carry out stress tests and scenario selection methodologies and evaluate the results, among others.

(v)	Capital Management Committee

The main purpose of this committee is to assess, monitor and review capital adequacy in accordance with the principles in the bank’s capital management policy and its risk framework, to ensure that capital resources are adequately managed, the CMF’s principles are respected, and the bank’s medium-term sustainability.

(vi)	Technical Committee for the Supervision of Internal Models

Among other functions, this committee must ensure compliance with the main guidelines to be used for the construction of models; analyze the adopted criteria and review and approve methodologies associated with non-regulatory models, which must be submitted to the Portfolio Risk Committee for consideration, for final ratification; In the case of regulatory models, this Committee is limited to its review, leaving approval in the hands of the Portfolio Risk Committee and subsequently the Board of Directors. He is also in charge of ensuring compliance with the model monitoring guidelines, which are also approved by the board of directors.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(1)	Introduction, continued:

(a)	Risk Management Structure, continued:

(vii)	Model Risk Management Committee

Its main function is to establish and supervise the model risk management framework the corresponding at the institutional level. Among other matters, this committee reviews and discusses the identification and evaluation of model risk based on aggregate results, ensures the updating of the institutional inventory of institutional models and methodologies, and submits the Model Risk Management Policy to the Board of Directors for review and approval.

(viii)	Operational Risk Committee

The committee is empowered to trigger the necessary changes in the processes, procedures, controls and information systems that support the operation of Banco de Chile, in order to mitigate its operational risks, ensuring that the different areas properly manage and control these risks. Among the main functions of the Operational Risk Committee are: the development of the comprehensive operational risk management model, including the items regarding the security of the information, continuation of the business and the suppliers where it needs to ensure the implementation and/or updating the regulatory framework related to Policies and Statutes, plans and initiatives for the development of the model and its dissemination in the organization; promote a culture of operational risk management at all levels of the Bank; become aware of the results obtained in the comprehensive measurement of operational risk; review the operational risk appetite framework; ensure the current regulatory framework in matters that are limited to operational risk; review the level of exposure to operational risk of the Bank and the main risks to which it is exposed; become aware of the main frauds, incidents, operational events and their root causes, impacts and corrective measures as appropriate, as well as operational risk assessments; propose, agree on and/or prioritize strategies to mitigate the main operational risks; ensure the long-term solvency of the organization; (plans of continuation of the business, security of the information, controles, etc.),avoiding those factors that could endanger the continuation of the bank. ensure that Operational Risk policies are aligned with the Bank’s objectives and strategies; become aware of the level of risk to which the bank is exposed in its outsourced services, among others.

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

In 2024, the Bank implemented minor changes to the criteria for identifying a significant increase in credit risk (SICR). These adjustments resulted in an insignificant change in our ECL estimates.

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

During 2024, progress was made in identifying the risks associated with climate change, generating heat maps for the individual portfolio, associated with exposure to Physical and Transition Risks. Likewise, within the framework of the development of the first National Taxonomy commanded by the Ministry of Finance, the Bank has advanced in the construction of a Classification Framework for Sustainable Financial Products and Services, with the objective of classifying the economic activities associated with said loans, using predefined selection criteria.

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

Based on these management principles, the Corporate Risk Division contributes to the business and anticipates threats that may affect the solvency and quality of the portfolio, delivering timely responses to clients, maintaining the solid fundamentals that characterize the Bank’s portfolio in its different segments. and products.

The credit risk management process consists of the stages of Admission, Monitoring and Recovery or Collection for the retail and wholesale business segments served by the Bank.

(a)	Admission:

In the retail segments, admission management is carried out mainly through a risk evaluation that uses scoring tools and an appropriate credit attribution model to approve each operation. These evaluations, for natural persons without a business line and clients in the SME segment, take into consideration the level of indebtedness, the payment capacity and the maximum acceptable exposure for the client, through information on payment behavior, indebtedness in the financial system and business and financial information, as applicable.

Additionally, the bank has proactive admission processes for a diverse portfolio of clients. These consist of mass evalution of clients through statistical models of eligibility and payment capacity, generating credit offers aligned with the strategies defined. This makes possible to have preapproved credit offers available through multiple channels taking into consideration the business plan and the relation between risk and return.

While in the Wholesale segments, the management of admission is carried out through an individual analysis of the client and also the relationship with the rest of the entities of the same group that corresponds the client (if aplicable) is considered. This individual analysis or if aplicable analysis of the group, takes into consideration among other factors the capacity to generate cash, the financial situation with emphasize on the equity solvency, the levels of exposure, variables of the industry, evaluation of the shareholders and the management, the specific aspects of the operations like the structure and term of the financing, products and guarantees. The mentioned evaluation is supported by a rating model that permits greater homogeneity in the client analysis and their group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(2)	Credit Risk, continued:

(a)	Admission: continued;

There are also specialized areas of segments that by their nature need the knowledge of an expert, such as real estate, construction, agriculture, finance, international, among others. These experts support the preparation of the operations having certain tools designed to meet the needs of the specific characteristics of the businesses and their respective risks.

(b)	Follow Up:

From granting a credit until it expires, it is necessary to have a follow up of the behaviour and financial situation of the debtor with emphasis on its payment capacity, as the situation of the client and associated risk change over time. The follow up is an action within the credit process that permits that the bank acts in a proactive way if any signs of impairment in the portfolio at global level are detected or if the capacity of the debtor to comply with its obligations is affected.

In order to properly follow up, methodologies and tools for diverse segments that the bank participates, have been developed, those then permit a proper management of its credit portfolio.

In the retails segments, the control and follow up concentrate on monitoring the main indicators of the portfolio and analysis of the groups, reported in the management reports, generating relevant information for the decisión making in different occasions defined. At the same time special follow ups are generated according to the relevants facts of the environment.

While in the wholesale segments, in a centralized way, a permanent follow up is carried out through management tools at individual level taking into consideration the business segments, economical sectors, based on the periodically updated client and industry information. Through this process the alarms are generated that guarantee the correct and prompt recognition of the risk in the portfolio of individuals. The specific conditions established in the admission at the moment of approval like the financial covenants, coverage of certain guarantees and others, are monitored.

Additionally, in the admission area, simultaneous follow up tasks are carried out that permit the monitoring of the development of the operations from the beginning until recovering the capital, having as the objective to make sure that the portfolio´s risks are correctly and promptly identified, at the same time managing proactively the cases with higher risks.

(c)	Recovery and collection:

The Bank has specific regulations related to customer collection and normalization, which ensure the quality of the portfolio in accordance with credit policies, and the desired risk appetite framework and strict adherence to the current regulatory framework. Through collection management, the clients with temporary cash flow problems are favored, debt normalization plans are proposed for viable clients, so that it is possible to maintain the relationship in the long term once their situation is regularized. The recovery of assets at risk is maximized and the necessary collection actions are carried out, in a timely manner, to ensure the recovery of debts or reduce the potential loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(2)	Credit Risk, continued:

(c)	Recovery and collection, continued:

In the retail segments, the Bank defines refinancing criteria through the establishment of predefined renegotiation guidelines to resolve the debt issues of viable clients with payment intentions, maintaining an adequate risk-return relationship, along with the incorporation of robust tools to differentiated collection management, in accordance with institutional policies and with strict adherence to the current regulatory framework.

In the wholesale segments, when detecting clients that show signs of deterioration or non-compliance with any condition, the commercial area to which the client belongs, together with the Corporate Risk Division, establish action plans for their regularization. In those cases of greater complexity where specialized management is required, the Special Asset Management area, belonging to the Corporate Risk Division, is directly in charge of collection management, establishing action plans and negotiations based on the particular characteristics of each customer.

(d)	Derivative Transactions

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

The maximum exposure to credit risk, by client or counterparty, without taking into account guarantees or other credit enhancements as of December 31, 2024 and 2023, does not exceed 10% of the Bank’s effective equity.

The following tables show credit risk exposure per balance sheet item, including derivatives, detailed by both geographic region and industry sector as of December 31, 2024:

	Chile	United States	England	Brazil	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets

Cash and Due from Banks	1,928,373	652,953	20,508	8	97,234	2,699,076

Financial assets held for trading at fair value through profit or loss

Derivative contracts Financial
Forwards (*)	161,046	4,215	30,380	—	32,029	227,670
Swaps (**)	927,824	57,428	917,837	—	167,392	2,070,481
Call Options	3,937	—	1,012	—	—	4,949
Put Options	250	—	3	—	—	253
Futures	—	—	—	—	—	—
Subtotal	1,093,057	61,643	949,232	—	199,421	2,303,353

Debt Financial Instruments
From the Chilean Government and Central Bank	1,495,457	—	—	—	—	1,495,457
Other debt financial instruments issued in Chile	217,948	—	—	—	—	217,948
Financial debt instruments issued Abroad	—	976	—	—	—	976
Subtotal	1,713,405	976	—	—	—	1,714,381

Others Financial Instruments
Investments in mutual funds	408,121	—	—	—	—	408,121
Equity instruments	1,039	—	—	—	—	1,039
Others	1,930	599	—	—	—	2,529
Subtotal	411,090	599	—	—	—	411,689

Financial Assets at fair value through other comprehensive income

Debt Financial Instruments
From the Chilean Government and Central Bank	660,777	—	—	—	—	660,777
Other debt financial instruments issued in Chile	1,375,630	—	—	—	—	1,375,630
Financial debt instruments issued Abroad	—	51,938	—	—	—	51,938
Subtotal	2,036,407	51,938	—	—	—	2,088,345

Equity Instruments
Equity instruments issued in Chile	7,277	—	—	—	—	7,277
Equity instruments issued by foreign institutions	—	—	—	—	2,215	2,215
Subtotal	7,277	—	—	—	2,215	9,492

Derivative contracts financial for hedging purposes
Forwards	—	—	—	—	—	—
Swaps	—	28,599	40,794	—	4,566	73,959
Call Options	—	—	—	—	—	—
Put Options	—	—	—	—	—	—
Futures	—	—	—	—	—	—
Subtotal	—	28,599	40,794	—	4,566	73,959

Financial assets at amortized cost Rights by resale agreements and securities lending	87,291	—	—	—	—	87,291

Debt Financial Instruments
From the Chilean Government and Central Bank	944,109	—	—	—	—	944,109
Subtotal	944,109	—	—	—	—	944,109

Loans and advances to Banks
Central Bank of Chile	—	—	—	—	—	—
Domestic banks	300,042	—	—	—	—	300,042
Foreign banks (***)	—	—	—	269,191	98,470	367,661
Subtotal	300,042	—	—	269,191	98,470	667,703

Loans to Customers, Net
Commercial loans	20,028,110	—	—	—	119,870	20,147,980
Residential mortgage loans	13,233,327	—	—	—	—	13,233,327
Consumer loans	5,554,989	—	—	—	—	5,554,989
Subtotal	38,816,426	—	—	—	119,870	38,936,296

(*)	Others includes: France Ch$28,892 million and Spain Ch$2,313 million.
(**)	Others includes: France Ch$43,194 million, Spain Ch$31,437 million and Canada Ch$92,761 million.
(***)	Others includes: China Ch$32,260 million and Netherlands Ch$26,931 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(2)	Credit Risk, continued:

(e)	Portfolio Concentration: continued;

	Central Bank of Chile	Government	Retail (Individuals)	Financial Services	Trade	Manufacturing	Mining	Electricity, Gas and Water	Agriculture and Livestock	Fishing	Transportation and Telecom	Construction	Services	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and Due from Banks	1,036,476	—	—	1,662,600	—	—	—	—	—	—	—	—	—	—	2,699,076

Financial Assets held for trading at fair value through profit or loss
Derivative contracts Financial
Forwards	—	—	—	199,429	3,890	13,094	200	2,394	5,024	315	1,183	638	1,503	—	227,670
Swaps	—	—	—	1,972,003	1,079	7,970	—	13,947	23,613	1,756	37,459	7,758	4,896	—	2,070,481
Call Options	—	—	—	1,182	1,036	1,159	—	—	1,483	—	76	—	13	—	4,949
Put Options	—	—	—	90	137	26	—	—	—	—	—	—	—	—	253
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	2,172,704	6,142	22,249	200	16,341	30,120	2,071	38,718	8,396	6,412	—	2,303,353

Debt Financial Instruments
From the Chilean Government and Central Bank	1,217,317	278,140	—	—	—	—	—	—	—	—	—	—	—	—	1,495,457
Other debt financial instruments issued in Chile	—	—	—	217,948	—	—	—	—	—	—	—	—	—	—	217,948
Financial debt instruments issued Abroad	—	—	—	976	—	—	—	—	—	—	—	—	—	—	976
Subtotal	1,217,317	278,140	—	218,924	—	—	—	—	—	—	—	—	—	—	1,714,381

Others Financial Instruments
Investments in mutual funds	—	—	—	408,121	—	—	—	—	—	—	—	—	—	—	408,121
Equity instruments	—	—	—	1,039	—	—	—	—	—	—	—	—	—	—	1,039
Others	—	—	—	2,529	—	—	—	—	—	—	—	—	—	—	2,529
Subtotal	—	—	—	411,689	—	—	—	—	—	—	—	—	—	—	411,689

Financial Assets at fair value through Other Comprehensive Income
Debt Financial Instruments
From the Chilean Government and Central Bank	—	660,777	—	—	—	—	—	—	—	—	—	—	—	—	660,777
Other debt financial instruments issued in Chile	—	—	—	1,342,558	5,202	—	—	11,315	11,503	—	5,052	—	—	—	1,375,630
Financial debt instruments issued Abroad	—	—	—	51,938	—	—	—	—	—	—	—	—	—	—	51,938
Subtotal	—	660,777	—	1,394,496	5,202	—	—	11,315	11,503	—	5,052	—	—	—	2,088,345

Equity Instruments
Equity instruments issued in Chile	—	—	—	7,277	—	—	—	—	—	—	—	—	—	—	7,277
Equity instruments issued by foreign institutions	—	—	—	2,215	—	—	—	—	—	—	—	—	—	—	2,215
Subtotal	—	—	—	9,492	—	—	—	—	—	—	—	—	—	—	9,492

Derivative contracts financial for hedging purposes
Forwards	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Swaps	—	—	—	73,959	—	—	—	—	—	—	—	—	—	—	73,959
Call Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Put Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	73,959	—	—	—	—	—	—	—	—	—	—	73,959

Financial assets at amortized cost (*)
Rights by resale agreements	—	—	—	82,505	—	—	—	—	—	—	—	—	4,786	—	87,291

Debt financial instruments
From the Chilean Government and Central Bank	—	944,109	—	—	—	—	—	—	—	—	—	—	—	—	944,109
Subtotal	—	944,109	—	—	—	—	—	—	—	—	—	—	—	—	944,109

Loans and advances to Banks
Central Bank of Chile	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Domestic banks	—	—	—	300,042	—	—	—	—	—	—	—	—	—	—	300,042
Foreign banks	—	—	—	367,661	—	—	—	—	—	—	—	—	—	—	367,661
Subtotal	—	—	—	667,703	—	—	—	—	—	—	—	—	—	—	667,703

(*)	Economic activity of Loans and accounts receivable from customers disclosed in Note No. 11 e).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(2)	Credit Risk, continued:

(e)	Portfolio Concentration, continued:

The following tables show credit risk exposure per balance sheet item, including derivatives, detailed by both geographic region and industry sector as of December 31, 2023:

	Chile	United States	England	Brazil	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets

Cash and Due from Banks	1,536,512	811,198	27,492	9	89,437	2,464,648

Financial assets held for trading at fair value through profit or loss

Derivative contracts Financial
Forwards (*)	129,760	13,712	27,450	—	41,717	212,639
Swaps (**)	739,444	59,478	856,718	—	162,515	1,818,155
Call Options	1,939	248	955	—	293	3,435
Put Options	542	70	654	—	45	1,311
Futures	—	—	—	—	—	—
Subtotal	871,685	73,508	885,777	—	204,570	2,035,540

Debt Financial Instruments
From the Chilean Government and Central Bank	3,027,313	—	—	—	—	3,027,313
Other debt financial instruments issued in Chile	336,311	—	—	—	—	336,311
Financial debt instruments issued Abroad	—	—	—	—	—	—
Subtotal	3,363,624	—	—	—	—	3,363,624

Others Financial Instruments
Investments in mutual funds	405,752	—	—	—	—	405,752
Equity instruments	2,058	485	—	—	—	2,543
Others	844	145	—	—	44	1,033
Subtotal	408,654	630	—	—	44	409,328

Financial Assets at fair value through other comprehensive income

Debt Financial Instruments
From the Chilean Government and Central Bank	1,837,652	—	—	—	—	1,837,652
Other debt financial instruments issued in Chile	1,741,665	—	—	—	—	1,741,665
Financial debt instruments issued Abroad	—	207,208	—	—	—	207,208
Subtotal	3,579,317	207,208	—	—	—	3,786,525

Equity Instruments
Equity instruments issued in Chile	10,601	—	—	—	—	10,601
Equity instruments issued by foreign institutions	—	—	—	—	1,311	1,311
Subtotal	10,601	—	—	—	1,311	11,912

Derivative contracts financial for hedging purposes
Forwards	—	—	—	—	—	—
Swaps	—	11,975	18,712	—	18,378	49,065
Call Options	—	—	—	—	—	—
Put Options	—	—	—	—	—	—
Futures	—	—	—	—	—	—
Subtotal	—	11,975	18,712	—	18,378	49,065

Financial assets at amortized cost Rights by resale agreements and securities lending	71,822	—	—	—	—	71,822

Debt Financial Instruments
From the Chilean Government and Central Bank	1,431,141	—	—	—	—	1,431,141
Subtotal	1,431,141	—	—	—	—	1,431,141

Loans and advances to Banks
Central Bank of Chile	2,100,933	—	—	—	—	2,100,933
Domestic banks	—	—	—	—	—	—
Foreign Banks (***)	—	—	436	205,362	213,200	418,998
Subtotal	2,100,933	—	436	205,362	213,200	2,519,931

Loans to Customers, Net
Commercial loans	20,008,787	—	—	—	21,257	20,030,044
Residential mortgage loans	12,310,768	—	—	—	—	12,310,768
Consumer loans	5,310,462	—	—	—	—	5,310,462
Subtotal	37,630,017	—	—	—	21,257	37,651,274

(*)	Others includes: France Ch$33,034 million and Spain Ch$7 million.
(**)	Others includes: France Ch$38,199 million and Spain Ch$31,881 million.
(***)	Others includes: China Ch$109,229 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(2)	Credit Risk, continued:

(e)	Portfolio Concentration, continued:

	Central Bank of Chile	Government	Retail (Individuals)	Financial Services	Trade	Manufacturing	Mining	Electricity, Gas and Water	Agriculture and Livestock	Fishing	Transportation and Telecom	Construction	Services	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and Due from Banks	590,426	—	—	1,874,222	—	—	—	—	—	—	—	—	—	—	2,464,648

Financial Assets held for trading at fair value through profit or loss
Derivative contracts Financial
Forwards	—	—	—	124,808	15,853	6,396	132	1,834	3,529	3	1,074	1,589	57,421	—	212,639
Swaps	—	—	243	1,739,380	2,610	10,797	—	15,664	3,848	2,609	24,116	14,914	3,974	—	1,818,155
Call Options	—	—	—	1,899	422	252	—	—	834	—	—	—	28	—	3,435
Put Options	—	—	—	809	277	212	—	—	—	—	—	—	13	—	1,311
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	243	1,866,896	19,162	17,657	132	17,498	8,211	2,612	25,190	16,503	61,436	—	2,035,540

Debt Financial Instruments
From the Chilean Government and Central Bank	2,799,442	227,871	—	—	—	—	—	—	—	—	—	—	—	—	3,027,313
Other debt financial instruments issued in Chile	—	—	—	336,311	—	—	—	—	—	—	—	—	—	—	336,311
Financial debt instruments issued Abroad	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	2,799,442	227,871	—	336,311	—	—	—	—	—	—	—	—	—	—	3,363,624

Others Financial Instruments
Investments in mutual funds	—	—	—	405,752	—	—	—	—	—	—	—	—	—	—	405,752
Equity instruments	—	—	—	2,543	—	—	—	—	—	—	—	—	—	—	2,543
Others	—	—	—	1,033	—	—	—	—	—	—	—	—	—	—	1,033
Subtotal	—	—	—	409,328	—	—	—	—	—	—	—	—	—	—	409,328

Financial Assets at fair value through Other Comprehensive Income
Debt Financial Instruments
From the Chilean Government and Central Bank	473,642	1,364,010	—	—	—	—	—	—	—	—	—	—	—	—	1,837,652
Other debt financial instruments issued in Chile	—	—	—	1,457,305	17,791	—	—	12,507	7,277	—	4,837	—	—	241,948	1,741,665
Financial debt instruments issued Abroad	—	—	—	207,208	—	—	—	—	—	—	—	—	—	—	207,208
Subtotal	473,642	1,364,010	—	1,664,513	17,791	—	—	12,507	7,277	—	4,837	—	—	241,948	3,786,525

Equity Instruments
Equity instruments issued in Chile	—	—	—	10,601	—	—	—	—	—	—	—	—	—	—	10,601
Equity instruments issued by foreign institutions	—	—	—	1,311	—	—	—	—	—	—	—	—	—	—	1,311
Subtotal	—	—	—	11,912	—	—	—	—	—	—	—	—	—	—	11,912

Derivative contracts financial for hedging purposes
Forwards	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Swaps	—	—	—	49,065	—	—	—	—	—	—	—	—	—	—	49,065
Call Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Put Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	49,065	—	—	—	—	—	—	—	—	—	—	49,065

Financial assets at amortized cost (*) Rights by resale agreements	—	—	—	54,329	—	—	—	—	—	—	—	—	15,189	2,304	71,822

Debt financial instruments
From the Chilean Government and Central Bank	507,261	923,880	—	—	—	—	—	—	—	—	—	—	—	—	1,431,141
Subtotal	507,261	923,880	—	—	—	—	—	—	—	—	—	—	—	—	1,431,141

Loans and advances to Banks
Central Bank of Chile	2,100,933	—	—	—	—	—	—	—	—	—	—	—	—	—	2,100,933
Domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Foreign banks	—	—	—	418,998	—	—	—	—	—	—	—	—	—	—	418,998
Subtotal	2,100,933	—	—	418,998	—	—	—	—	—	—	—	—	—	—	2,519,931

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(2)	Credit Risk, continued:

(e)	Collateral and Other Credit Enhancements:

The amount and type of collateral required depends on the counterparty’s credit risk assessment.

The Bank has guidelines regarding the acceptability of types of collateral and valuation parameters.

The main types of collateral obtained are:

-	For commercial loans: Residential and non-residential real estate, liens and inventory.
-	For retail loans: Mortgages loans on residential property.

The Bank also obtains collateral from parent companies for loans granted to their subsidiaries.

Management makes sure its collateral is acceptable according to both external standards and internal policies guidelines and parameters. The Bank has approximately 248,807 collateral assets as of December 31, 2024 (246,063 in December 2023), the majority of which consist of real estate.

The following table contains guarantees values as of December 31, 2024 and 2023:

	Maximum exposure to	Fair value of collateral and credit enhancements held as of December 31, 2024
Loans to customers:	credit risk	Mortgages	Pledge	Securities	Warrants	Net collateral	Net exposure
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Corporate lending	15,288,676	3,985,392	137,504	559,132	1,345	4,683,373	10,605,303
Small business lending	4,859,304	3,465,474	14,464	10,240	—	3,490,178	1,369,126
Consumer lending	5,554,989	387,195	552	2,500	—	390,247	5,164,742
Mortgage lending	13,233,327	12,711,594	120	—	—	12,711,714	521,613
Total	38,936,296	20,549,655	152,640	571,872	1,345	21,275,512	17,660,784

	Maximum exposure to	Fair value of collateral and credit enhancements held as of December 31, 2023
Loans to customers:	credit risk	Mortgages	Pledge	Securities	Warrants	Net collateral	Net exposure
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Corporate lending	15,159,292	4,157,394	204,423	610,957	3,503	4,976,277	10,183,015
Small business lending	4,870,752	3,330,145	16,097	10,464	—	3,356,706	1,514,046
Consumer lending	5,310,462	363,923	607	2,633	—	367,163	4,943,299
Mortgage lending	12,310,768	10,510,587	125	301	—	10,511,013	1,799,755
Total	37,651,274	18,362,049	221,252	624,355	3,503	19,211,159	18,440,115

The Bank also uses mitigating tactics for credit risk on derivative transactions. To date, the following mitigating tactics are used:

●	Accelerating transactions and net payment using market values at the date of default of one of the parties.

●	Option for both parties to terminate early any transactions with a counterparty at a given date, using market values as of the respective date.

●	Margins established with time deposits by customers that close FX forwards with subsidiary Banchile Corredores de Bolsa S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(2)	Credit Risk, continued:

(e)	Collateral and Other Credit Enhancements, continued:

The value of the guarantees that the Bank maintains related to the loans individually classified as impaired as of December 31, 2024 and 2023 amounted Ch$183,021 million and Ch$140,371 million, respectively.

The value guarantees related to past due loans but no impaired as of December 31, 2024 and 2023 amounted Ch$521,142 million and Ch$459,858 million respectively.

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

Below is the detail of the default but not impaired portfolio:

		Past due but not impaired(*)
	Neither past due nor impaired	Up to 30 days	Over 30 days and up to 60 days	Over 60 days and up to 90 days	Over 90 days	Total
As of December 31,	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
2024	36,465,961	837,539	207,800	70,974	498	37,582,772
2023	35,450,737	729,515	201,414	65,073	344	36,447,083

(*)	These amounts include the overdue portion and the remaining balance of loans in default.

(g)	Assets Received in Lieu of Payment:

The Bank has received assets in lieu of payment totaling Ch$44,876 million and Ch$25,924 as of December 31, 2024 and 2023, respectively, the majority of which are properties. All of these assets are managed for sale.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(2)	Credit Risk, continued:

(h)	Renegotiated Assets:

The loans are presented as renegotiated in the balance sheet correspond to those in which the corresponding financial commitments have been restructured and the Bank assesses the probability of recovery as sufficiently high.

The following table details the book value of loans with renegotiated terms per financial asset class:

	2024	2023
Financial assets	MCh$	MCh$
Loans and advances to banks
Domestic banks	—	—
Foreign banks	—	—
Subtotal	—	—
Loans to Customers at amortized cost
Commercial loans	484,156	445,462
Residential mortgage loans	299,599	266,920
Consumer loans	369,183	306,632
Subtotal	1,152,938	1,019,014
Total renegotiated financial assets	1,152,938	1,019,014

There is a rise in renegotiated loans, particularly for consumer loans. This trend is due to deteriorating payment performance in higher risk borrowers compared to the previous year.

The Bank calculates ECLs either on a group or an individual basis, which are described in more detail in Note 2 (i) (viii).

The renegotiated portfolio of Banco de Chile represents 2.96% of the total loans.

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

The table below includes Stage 2 and 3 assets that were modified and, therefore, treated as forborne during the 2024 period, with the related modification loss suffered by the Bank.

2024
MCh$
Amortized costs of financial assets modified during the period	617,618
Net modification loss	132,407

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(2)	Credit Risk, continued:

(h)	Renegotiated Assets, continued:

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

The table below shows the gross carrying amount of previously modified financial assets for which loss allowances has changed to 12 month Expected Credit Losses (12mECL) measurement during the 2024 period:

	December 31, 2024
	Post modification		Pre-modification
	Gross carrying amount	Corresponding ECL	Gross carrying amount	Corresponding ECL
	MCh$	MCh$	MCh$	MCh$
Facilities that have cured since modification and are now measured using 12mECLs (Stage 1)	56,979	3,600	57,790	16,899
Facilities that reverted to (Stage 2/3) lifetime ECLs having once cured	29,400	7,525	29,389	3,381

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

(i)	Compliance with credit limit granted to related debtors

Below are detailed the figures for compliance with the credit limit granted to debtors related to the ownership or management of the Bank and subsidiaries, in accordance with the Article 84 No. 2 of the General Banking Law, which establishes that in no case the total of these credits may exceed the amount of its Total or Regulatory Capital:

	December 2024	December 2023
	MCh$	MCh$
Total related debt	579,923	476,459
Consolidated Total or Regulatory Capital	6,955,292	6,578,584
Limit used %	8.34%	7.24%

(j)	Measures associated with the COVID-19 Contingency:

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

The objective of the FOGAPE-COVID initiative was to facilitate access to working capital loans for individuals and legal entities with annual sales of less than UF 1,000,000 affected by the COVID-19 pandemic. The guarantee coverage of these loans –differentiated according to sales tranche– is between 60% and 85% of financing, after applying a deductible that does not exceed 5% of the guaranteed amount. The Administration rules applicable to the COVID-19 guarantee lines, considered the option of refinancing any principal amortization of preexisting commercial loans that mature in the 6 months following the moment of granting the financing with the COVID-19 Guarantee.

In order to cover the Bank’s exposure to potential losses associated with granting these state-guaranteed loans, a provision equivalent to 100% of each operation’s deductible amount is set. The total allowance related to state-guaranteed loans amounted to Ch$10,809 million as of December 31, 2024 (Ch$16,372 million and Ch$32,743 million as of December 31, 2023 and 2022, respectively) and was registered under the line-item “Loans to customers at amortized cost” as ECL provision.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

The use of December within 2024 is illustrated below (LCCY = local currency; FCCY = foreign currency):

	MAR LCCY + FCCY BCh$		MAR FCCY MUS$
	1 – 30 days	1 – 90 days		1 –30 days
Maximum	2,776	4,487	Maximum	842
Minimum	567	2,826	Minimum	(358)
Average	1,602	3,771	Average	191

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

The use of Cross Currency Funding within year 2024 is illustrated below:

Cross Currency Funding MUS$
Maximum	1,471
Minimum	112
Average	737

The Bank establishes thresholds that alert behaviors outside the expected ranges at a normal or prudent level of operation, in order to protect other dimensions of liquidity risk such as, for example, maturities concentration of fund providers, the diversification of sources of funds either by type of counterparty or type of product, among others.

The evolution over time of the statement of financial ratios of the Bank is monitored in order to detect structural changes in the characteristics of the balance sheet, such as those presented in the following table and whose relevant values of use during the year 2024 are shown below:

	Funding Financial Counterparties / Assets	Deposits/ Loans
Maximum	35%	65%
Minimum	31%	60%
Average	33%	63%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

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

The CMF establish the following limits for the C46:

Foreign Currency balance sheet items: 1-30 days, Regulatory Limit C46 index < 1 x Tier-1 Capital

The use of this index in year 2024 is illustrated below:

	Adjusted C46 CCY and FCCY as part of Basic Capital		Adjusted C46 FCCY as part of Basic Capital
	1 – 30 days	1 – 90 days	1 – 30 days
Maximum	0.28	0.19	0.17
Minimum	(0.12)	(0.15)	0.05
Average	0.09	0.04	0.11
Regulatory Limit	N/A	N/A	1.0

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

The individual and consolidated term liquidity gap are presented below:

STATEMENT OF INDIVIDUAL LIQUIDITY SITUATION
AS OF DECEMBER 31, 2024 CONTRACTUAL BASIS
Values in MCh$

CONSOLIDATED CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days
Cash flow receivable (assets) and income	7,290,736	9,752,494	10,718,420	14,322,153
Cash flow payable (liabilities) and expenses	18,893,992	21,207,713	24,766,475	28,547,005
Liquidity Gap	11,603,256	11,455,219	14,048,055	14,224,852

FOREIGN CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days
Cash flow receivable (assets) and income	1,242,712	1,583,584	1,498,776	2,131,992
Cash flow payable (liabilities) and expenses	2,560,748	2,817,984	3,299,602	3,820,926
Liquidity Gap	1,318,036	1,234,400	1,800,826	1,688,934

Limits:
One time capital			5,511,914
AVAILABLE MARGIN			3,711,088

*	In the limit up to 30 days, in consolidated currency, the Bank has a liquidity situation of Ch$4,272,394,620,745.

STATEMENT OF INDIVIDUAL LIQUIDITY SITUATION

AS OF DECEMBER 31, 2024 ADJUSTED BASIS

Values in MCh$

CONSOLIDATED CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days
Cash flow receivable (assets) and income	7,043,117	9,088,648	9,541,175	11,898,750
Cash flow payable (liabilities) and expenses	8,785,409	9,593,756	10,977,748	13,128,996
Liquidity Gap	1,742,292	505,108	1,436,573	1,230,246

FOREIGN CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days
Cash flow receivable (assets) and income	1,179,186	1,361,969	1,131,049	1,314,079
Cash flow payable (liabilities) and expenses	1,534,143	1,691,583	2,013,567	2,441,066
Liquidity Gap	354,957	329,614	882,518	1,126,987

Limits:
One time capital			5,511,914
AVAILABLE MARGIN			4,629,396

*	In the limit up to 30 days, in consolidated currency, the Bank has a liquidity situation of Ch$4,969,011,204,151.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

STATEMENT OF CONSOLIDATED LIQUIDITY SITUATION

AS OF DECEMBER 31, 2024 CONTRACTUAL BASIS

Values in MCh$

CONSOLIDATED CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days
Cash flow receivable (assets) and income	7,979,272	10,473,524	11,457,478	15,093,148
Cash flow payable (liabilities) and expenses	19,404,673	21,718,394	25,279,940	29,060,535
Liquidity Gap	11,425,401	11,244,870	13,822,462	13,967,387

FOREIGN CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days
Cash flow receivable (assets) and income	1,242,777	1,583,650	1,498,841	2,132,057
Cash flow payable (liabilities) and expenses	2,560,748	2,817,984	3,299,602	3,820,992
Liquidity Gap	1,317,971	1,234,334	1,800,761	1,688,935

Limits:
One time capital			5,511,914
AVAILABLE MARGIN			3,711,153

*	In the limit up to 30 days, in consolidated currency, the Bank has a liquidity situation of Ch$4,272,436,457,280.

STATEMENT OF CONSOLIDATED LIQUIDITY SITUATION

AS OF DECEMBER 31, 2024 ADJUSTED BASIS
Values in MCh$

CONSOLIDATED CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days
Cash flow receivable (assets) and income	7,731,653	9,809,678	10,280,233	12,669,745
Cash flow payable (liabilities) and expenses	9,296,090	10,104,437	11,491,213	13,642,526
Liquidity Gap	1,564,437	294,759	1,210,980	972,781

FOREIGN CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days
Cash flow receivable (assets) and income	1,179,252	1,362,035	1,131,114	1,314,144
Cash flow payable (liabilities) and expenses	1,534,143	1,691,583	2,013,567	2,441,132
Liquidity Gap	354,891	329,548	882,453	1,126,988

Limits:
One time capital			5,511,914
AVAILABLE MARGIN			4,629,461

*	In the limit up to 30 days, in consolidated currency, the Bank has a liquidity situation of Ch$4,969,053,040,687.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

Liquid Assets Consolidated Balance Statement as of December 31, 2024, values in Bch$

Source: Financial Statements Banco de Chile as of December 31, 2024.

Additionally, the regulatory entities have introduced other metrics that the Bank uses in its management, such as the Liquidity Coverage Ratio (“LCR”) and Net Stable Financing Ratio (“NSFR”), using assumptions similar to those used in the international banking. For the first, the minimum level required is 1 time (100%) of the LCR indicator, while for the second the limit requirement is 0.8 times (80%) of the NSFR indicator. The evolution of the LCR and NSFR metrics during the year 2024 are shown below:

	LCR	NSFR

Maximum	2.56	1.25
Minimum	1.94	1.20
Average	2.25	1.22
Regulatory Limit	1.0	0.8	(*)

(*)	By transitory disposition of the Central Bank of Chile, in Chapter III.B.2.1 of the Compendium of Accounting Standards for Banks, this limit will gradually increase until reaching 1.0 in January 2026.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

The contractual maturity profile of the financial liabilities of Banco de Chile and its subsidiaries (consolidated basis), to December 2024 and 2023, is as follows:

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2024
Transactions in the course of payment	283,605	—	—	—	—	—	283,605
Full delivery derivative transactions	728,329	328,138	972,304	1,202,183	861,833	1,490,511	5,583,298
Financial liabilities at amortized cost
Current accounts and other demand deposits	14,263,303	—	—	—	—	—	14,263,303
Saving accounts and time deposits	9,437,781	2,670,440	2,138,233	56,593	450	562	14,304,059
Obligations by repurchase agreements and securities lending	109,280	66	527	—	—	—	109,873
Borrowings from financial institutions	22,207	159,438	921,822	—	—	—	1,103,467
Debt financial instruments issued (all currencies)	13,893	158,375	1,178,285	2,983,446	2,328,034	4,472,111	11,134,144
Other financial obligations	284,479	—	—	—	—	—	284,479
Financial instruments of regulatory capital issued (subordinated bonds)	3,140	—	48,654	92,974	89,437	1,153,294	1,387,499
Total (excluding non-delivery derivative transactions)	25,146,017	3,316,457	5,259,825	4,335,196	3,279,754	7,116,478	48,453,727

Non-delivery derivative transactions	153,172	399,612	1,201,809	1,385,711	894,295	1,912,040	5,946,639

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2023
Transactions in the course of payment	356,871	—	—	—	—	—	356,871
Full delivery derivative transactions	449,301	883,862	946,696	1,138,243	738,806	1,481,105	5,638,013
Financial liabilities at amortized cost
Current accounts and other demand deposits	13,321,660	—	—	—	—	—	13,321,660
Saving accounts and time deposits	10,432,630	3,515,344	1,517,789	66,062	595	542	15,532,962
Obligations by repurchase agreements and securities lending	156,846	158	—	—	—	—	157,004
Borrowings from financial institutions	44,475	65,210	5,079,495	157,383	—	—	5,346,563
Debt financial instruments issued (all currencies)	55,897	196,986	1,097,658	2,537,939	2,351,864	4,422,665	10,663,009
Other financial obligations	338,891	—	24	—	—	—	338,915
Financial instruments of regulatory capital issued (subordinated bonds)	3,006	—	46,575	95,774	85,615	1,146,822	1,377,792
Total (excluding non-delivery derivative transactions)	25,159,577	4,661,560	8,688,237	3,995,401	3,176,880	7,051,134	52,732,789

Non-delivery derivative transactions	339,148	339,427	1,033,954	1,245,586	964,056	1,879,807	5,801,978

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk:

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

The use of VaR within year 2024 is illustrated below:

Value-at-Risk 99% one-day confidence level
MCh$
Maximum	2,605
Minimum	334
Average	1,078

Additionally, the Bank performs measuring, limiting, controlling and reporting interest rate exposures and risks for the Banking Book using internally developed methodologies based on the differences in the amounts of assets and liabilities considering the interest rate repricing dates. Exposures are measured according to the Interest Rate Exposure or IRE metric and their corresponding risks using the Earnings-at-Risk or EaR metric. Within these metrics, Prepayment Risk is considered, which corresponds to the customer’s ability to pay, totally or partially, their debt before maturity. For this, a loan flow allocation model is generated with exposure to interest rate fluctuations, according to their prepayment behavior, finally reflecting a decrease in their average maturity term.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

The use of EaR within year 2024 is illustrated below:

12- months Earnings-at- Risk 99% confidence level 3 months closing period
MCh$
Maximum	260,728
Minimum	175,971
Average	242,263

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

Finally, the Market Risk Management Policy of Banco de Chile enforces to perform daily stress tests for the Trading Book and monthly for the Banking Book. Additionally, the stress test for the FVOCI portfolio is included, which is reported daily. The output of the stress testing process is monitored against corresponding alert levels; in the case those triggers are breached, the senior management is notified in order to implement further actions, if necessary. Additionally, these book tests are a fundamental part of establishing the Bank’s price risk appetite framework.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

The following table illustrates the interest rate cash-flows of the Banking Book, considering the interest rate repricing dates on an individual basis, as of December 31, 2024 and 2023:

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets as of December 31, 2024
Cash and due from banks	2,677,676	—	—	—	—	—	2,677,676
Transactions in the course of collection	382,677	—	—	—	—	—	382,677
Financial assets at fair value through other comprehensive income:
Debt financial instruments	143,990	272,612	867,605	490,101	217,174	96,808	2,088,290
Derivative financial instruments for hedging purposes	747	8,544	311,890	442,555	337,594	893,516	1,994,846
Financial assets at amortized cost:
Rights by resale agreements and securities lending	—	—	—	—	—	—	—
Debt financial instruments	—	25,951	11,478	500,385	159,001	306,586	1,003,401
Loans and advances to Banks	398,595	58,098	216,769	—	—	—	673,462
Loans to customers, net	5,417,405	3,126,005	8,684,037	8,875,282	5,369,386	15,070,223	46,542,338
Total Assets	9,021,090	3,491,210	10,091,779	10,308,323	6,083,155	16,367,133	55,362,690

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets as of December 31, 2023
Cash and due from banks	2,441,580	—	—	—	—	—	2,441,580
Transactions in the course of collection	403,734	—	—	—	—	—	403,734
Financial assets at fair value through other comprehensive income:
Debt financial instruments	282,697	748,488	1,864,717	461,590	270,129	157,313	3,784,934
Derivative financial instruments for hedging purposes	773	5,738	208,234	328,274	531,229	929,754	2,004,002
Financial assets at amortized cost:
Rights by resale agreements and securities lending	74,796	—	—	—	—	—	74,796
Debt financial instruments		9,012	530,044	503,956	159,932	312,570	1,515,514
Loans and advances to Banks	2,216,985	74,312	233,533				2,524,830
Loans to customers, net	5,464,339	2,859,489	8,212,594	9,064,150	5,082,957	14,106,472	44,790,001
Total Assets	10,884,904	3,697,039	11,049,122	10,357,970	6,044,247	15,506,109	57,539,391

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2024
Transactions in the course of payment	297,983	—	—	—	—	—	297,983
Derivative Financial Instruments for hedging purposes	1,588	2,755	303,336	381,790	343,096	1,133,338	2,165,903
Financial liabilities at amortized cost
Current accounts and other demand deposits	14,287,507	—	—	—	—	—	14,287,507
Saving accounts and time deposits	9,437,781	2,670,440	2,138,233	56,593	450	562	14,304,059
Obligations by repurchase agreements and securities lending	9,984	—	—	—	—	—	9,984
Borrowings from financial institutions	21,222	159,438	921,822	—	—	—	1,102,482
Debt financial instruments issued (*)	13,893	158,375	1,178,285	2,983,446	2,328,034	4,472,111	11,134,144
Financial instruments of regulatory capital issued (subordinated bonds)	284,479	—	—	—	—	—	284,479
Other liabilities	3,140	—	48,654	92,974	89,437	1,153,294	1,387,499
Total liabilities	24,357,577	2,991,008	4,590,330	3,514,803	2,761,017	6,759,305	44,974,040

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2023
Transactions in the course of payment	317,056	—	—	—	—	—	317,056
Derivative Financial Instruments for hedging purposes	1,508	1,777	179,604	319,178	498,973	1,245,545	2,246,585
Financial liabilities at amortized cost
Current accounts and other demand deposits	13,352,234	—	—	—	—	—	13,352,234
Saving accounts and time deposits	10,432,630	3,515,344	1,517,789	66,062	595	542	15,532,962
Obligations by repurchase agreements and securities lending	10,450	—	—	—	—	—	10,450
Borrowings from financial institutions	44,475	65,210	5,079,495	157,383	—	—	5,346,563
Debt financial instruments issued (*)	55,897	196,986	1,097,658	2,537,939	2,351,864	4,422,665	10,663,009
Financial instruments of regulatory capital issued (subordinated bonds)	3,006	—	46,575	95,774	85,615	1,146,822	1,377,792
Other liabilities	338,891	—	24	—	—	—	338,915
Total liabilities	24,556,147	3,779,317	7,921,145	3,176,336	2,937,047	6,815,574	49,185,566

(*)	Amounts shown here are different from those reported in the liabilities report which is part of the liquidity analysis, due to differences in the treatment of mortgage bonds issued by the Bank in both reports.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

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

In order to comply with IFRS 9, the following exercise was included illustrating an estimation of the impact of extreme but reasonable fluctuations of interest rates, swaps yields, FX rates and exchange volatility, which are used for valuing Trading Book, Banking Book and the FVOCI portfolio. Given that the Bank’s portfolio includes positions denominated in nominal and real interest rates, these fluctuations must be aligned with extreme but realistic Chilean inflation changes forecasts.

For the Trading Book, the exercise is implemented by multiplying the sensitivities by the fluctuations obtained as the results of mathematical simulations over a two-week time horizon and using the maximum historical volatility, within a significant period of time, in each of the market factor present. In the case of the FVOCI portfolio a four-week time horizon is used due to liquidity constrains; Banking Book impacts are estimated by multiplying cumulative gaps by forward interest rates fluctuations modeled over a three-month time horizon and using the maximum historical volatility of interest fluctuations but limited by maximum fluctuations and / or levels observed within a significant period of time. It is relevant to note that the methodology might ignore some portion of the interest rates convexity, since it is not captured properly when large fluctuations are modeled. In any case, given the magnitude of the changes, the methodology may be reasonable enough for the purposes and scope of the analysis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

The following table illustrates the fluctuations resulting from the main market factors in the maximum stress test exercise, or more adverse, for the Trading Book.

The directions or signs of these fluctuations are those that correspond to those that generate the most adverse impact at the aggregate level.

Average Fluctuations of Market Factors for Maximum Stress Scenario Trading Book
	CLP Derivatives (bps)	CLP Bonds (bps)	CLF Derivatives (bps)	CLF Bonds (bps)	USD Offshore SOFR Derivatives (bps)	Spread USD On/Off Derivatives (bps)
Less than 1 year	0	238	133	253	(6)	(18)
Greater than 1 year	(15)	133	(18)	125	9	14

bps = basis points

The worst impact on the Bank’s Trading Book as of December 31, 2024, as a result of the simulation process described above, is as follows:

Most Adverse Stress Scenario P&L Impact Trading Book (MCh$)
CLP Interest Rate		(12,529)
Derivatives	(602)
Debt instruments	(11,927)
CLF Interest Rate		(3,051)
Derivatives	105
Debt instruments	(3,156)
Interest rate USD offshore		33
Domestic/offshore interest rate spread USD		(123)
Total Interest rates		(15,670)
Banking spread		(58)
Total FX and FX Options		(80)
Total		(15,808)

The modeled scenario would generate losses in the Trading Book for Ch$15,808 million. In any case, such fluctuations would not result in material losses compared to Basic Capital or to the P&L estimate for the next 12 months.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

The impact on the Accrual Book as of December 31, 2024, which does not necessarily mean a net loss(gain) but a greater(lower) net income from funds generation (resulting net interest rate generation), is illustrated below:

Most Adverse Stress Scenario 12-Month Revenue Accrual Book (MCh$)
Impact by Base Interest Rate shocks	(220,830)
Impact due to Spreads Shocks	(44,335)
Higher / (Lower) Net revenues	(265,165)

The impact on the FVOCI portfolio it is show in the followings tables. First are the main fluctuation in the market factors, due to the scenarios provided for the stress test meltdown (more adverse), for this portfolio.

The sign of the fluctuation below, correspond to the ones that generate the most adverse impact.

Average Fluctuations of Market Factors for Maximum Stress Scenario FVOCI Portfolio
	CLP Bonds (bps)	CLF Bonds (bps)	USD Offshore Libor Derivatives SOFR (bps)	Spread USD On/Off Derivatives (bps)
Less than 1 year	318	366	(8)	10
Greater than 1 year	158	215	(9)	0

bps = basis points

The worst impact on the Bank’s FVOCI portfolio as of December 31, 2024, as a result of the simulation process described above, is as follows:

Most Adverse Stress Scenario P&L Impact FVOCI portfolio (MCh$)
CLP Debt Instrument	(32,904)
CLF Debt Instrument	(60,179)
Interest rate USD offshore	13
Banking spread	(5,027)
Corporative spread	(839)
Total	(98,936)

The modeled for the FVTOCI Portfolio would generate potential impacts on equity accounts for Ch$98,936 million.

The main negative impact on the Trading Book would occur as a result of an increase in rates on debt instruments in CLP over 1 year, followed by an increase in CLF debt instruments over 1 year, while in the case of the FVTOCI portfolio the main impact comes from upward fluctuations in interest rates of debt instruments in CLF and CLP greater than 1 year. For its part, the lowest potential income in the next 12 months in the Banking Book would occur in a scenario of a sharp drop in nominal interest rates and inflation.

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

Below are detail the contracts susceptible to offset:

	Fair Value		Negative Fair Value of contracts with right to offset		Positive Fair Value of contracts with right to offset		Financial Collateral		Net Fair Value
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Derivative financial assets	2,377,312	2,084,605	(817,430)	(929,094)	(1,103,430)	(816,453)	(169,344)	(160,125)	287,108	178,900

Derivative financial liabilities	2,585,761	2,356,718	(817,430)	(929,094)	(1,103,430)	(816,453)	(334,897)	(294,410)	330,004	316,737

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(5)	Operational risk:

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

To face this risk, the Bank has defined a Regulatory Framework and a governance structure according to the volume and complexity of its activities. The Corporate Risk Division administer the management of this risk, through the establishment of a Global Control Management. Likewise, the “Superior Committee for Operational Risk” and the “Committee for Operational Risk” supervise it.

The Operational Risk Policy defines a comprehensive management model based on four main processes that ensure an adequate control environment in the organization.

These processes are implemented in the different areas of Operational Risk action:

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

4. Operational Risk Culture: The Global Control Management plans operational risk culture programs, aimed at raising awareness and training Bank employees in risk identification, control effectiveness, and event detection in their normal operating activities, so that each collaborator contributes to reduce the occurrence of risk events and mitigate their impact on the business.

Additionally, the comprehensive management of Operational Risk considers the following areas:

−	Fraud Management
−	Process Assessment
−	Testing of Controls
−	Event Management
−	Loss Base Management
−	Profile and Risk Appetite Framework
−	Generation of stress test models for Operational Risk
−	Supplier Management
−	Management Self-Assessment Matrix
−	Operational Risk Assessment for Projects
−	Subsidiary Control

All areas previously mentioned, together with the corresponding regulatory framework and governance structure, constitute the overall management of Operational Risk. In this way, Banco de Chile and its Subsidiaries ensure an adequate environment for the management of operational risk.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(5)	Operational risk, continued:

Below is the exposure to net loss, gross loss and recoveries due to operational risk events as of December 31, 2024 and 2023:

	December 2024			December 2023
Category	Lost Gross MCh$	Recoveries MCh$	Lost Net MCh$	Lost Gross MCh$	Recoveries MCh$	Lost Net MCh$
Internal fraud	61	—	61	222	(14)	208
External fraud	26,185	(12,738)	13,447	26,969	(8,918)	18,051
Work practices and safety in the business position	1,707	(17)	1,690	3,034	—	3,034
Customers, products and business practices	673	—	673	1,169	—	1,169
Damage to physical assets	1,170	(152)	1,018	1,208	(161)	1,047
Business interruption and system failures	2,451	(1,549)	902	951	—	951
Execution, delivery and process management	4,175	(24)	4,151	3,182	(609)	2,573
Total	36,422	(14,480)	21,942	36,735	(9,702)	27,033

Cybersecurity

The Cybersecurity Engineering and Architecture Management is in charge of defining, implementing and maximizing existing cyber threat protection technologies, and defining and maintaining the security architecture. The Cyber Defense Management is responsible for safeguarding information assets by proactively detecting, responding and containing threats. Likewise, this department is responsible for managing cybersecurity incidents in an assertive and timely manner, minimizing the impact and improving response times, with the aim of protecting the Bank’s operations.

On the other hand, the Technological Risk and Cyber Intelligence Management aims to ensure security and the integration of information security and cybersecurity risks, preventing attacks perpetuated by different threat agents. Manage and respond to cyber intelligence requirements that allow strengthening strategic decision-making within the organization through analytical models, in order to provide support to processes and mechanisms that seek to achieve greater security, protection and resilience against the current threat landscape.

Finally, the Cybersecurity Management and Subsidiary Control Management is in charge of defining, managing and carrying out the strategic plan of the cybersecurity division. Their responsibilities include ensuring optimal and efficient use of resources, as well as providing and supervising cybersecurity policies to suppliers, among other matters. Likewise, management must guarantee the implementation of guidelines and controls that establish cybersecurity regulations, in addition to managing the regulatory framework of the Division’s processes. Also, he is responsible for strengthening the cybersecurity culture within the organization and supporting the management of cross-functional functions and initiatives related to cybersecurity. Finally, it has the task of establishing and controlling cybersecurity management in the bank’s subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(5)	Operational risk, continued:

The Bank in the management for the compliance with the objectives related to the delivery of the service of attention to its clients, has the Management of Business Continuity that through its policy and norm establishes the guidelines to manage, control and administrate the strategies for recovering from contingency situations, maintains the crisis governance model, sustain the continuity of services and critical operations related to the payment chain, through a comprehensive resilient model that includes plans and controlled tests to reduce the impact of disruptive events that may affect the Bank. Additionally, there is the role and responsibilities of the Information Security Officer (ISO), with an independent function in charge of designing and implementing controls, by monitoring the tasks carried out by the organizational units responsible for information security, cybersecurity and technological risk.

That is why Business Continuity has methodologies and controls that contribute to the application of the comprehensive model within the corporation, mainly represented in the following management areas.

−	Document Management: It consists of carrying out methodological processes of updating the documentation that supports Business Continuity in operational and technological areas, with the aim of keeping the strategy implemented in the Bank up to date and in accordance with the guidelines of Business Continuity Management (BCM).

−	Business Continuity Tests: It refers to annually scheduled contingency simulations that address the 5 risk scenarios defined for the Bank (Failure in Technology Infrastructure, Failure in Physical Infrastructure, Massive Absence of Personnel, Failure in Critical Supplier Service and Cybersecurity), allowing to maintain constant training and integration of critical personnel operating the payment chain, under the defined contingency procedures that support the Bank’s critical products and services.

−	Crisis Management: Internal process of the Bank that maintains and trains the key executive roles associated with the Crisis Groups in conjunction with the main recovery strategies and structures defined in the BCM model. In this way, it constantly strengthens the different areas necessary for preparation, execution and monitoring, that will allow facing crisis events in the Bank.

−	Critical Supplier Management: This involves the management, control and testing of Business Continuity Plans implemented by the suppliers involved in the processing of critical products and services for the Bank, associated with the risk scenarios established in direct relation to the contracted service.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(5)	Operational risk, continued:

−	Alternative Site Management: It includes the continuous management and control of secondary physical locations for the Bank’s critical units, to keep the operation active in case of failure in the main work location. The objective is to protect and maintain the technological and operational functionalities of the alternative sites, to reduce recovery times in case of crisis and that activation is effective when its use is required.

−	Relations with subsidiaries and External Entities: It consists of the permanent control, management and leveling on the compliance of Subsidiaries under the methodology and strategic lines established by the Bank in crisis environments and Business Continuity Management. It also includes the global management with the requirements of internal and external regulators.

−	Continuous Improvement: considers the application of processes, automation and the adaptation of resources used in the internal processes of the business continuity model, with the objective of improving response in the delivery and analysis of information in contingencies, complementing the managed processes of the BCM.

−	Training: It includes the development and implementation of processes and instances prepared under different learning methodologies to strengthen and empower employees on the areas of the business continuity model.

−	Cybersecurity Control: Design and implement independent controls by monitoring the tasks carried out by the organizational units responsible for the Bank’s information security, cybersecurity and technological risk.

The management and unification of the described areas, together with the compliance of the implemented regulations and the structured governability, constitute the Business Continuity Model of the Bank of Chile

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

45.	Information on Regulatory Capital and Capital Adequacy Ratios:

Requirements and Capital Management:

The main objectives of the Bank’s capital management are to ensure the adequacy and quality of its capital, at a consolidated level, based on the adequate management of the risks it faces in its operations, establishing sufficient capital levels, through the definition of internal objectives, that supports both the business strategy in both normal and stress scenarios in the short and medium term, thus ensuring compliance with regulatory requirements, coverage of its material risks, a solid credit classification and the generation of adequate capital clearances. During 2024, the Bank has met the required capital requirements and its internal sufficiency objectives.

As part of its Capital Management Policy, the Bank has established capital sufficiency alerts and limits approved by the Board of Directors, which are monitored by the governance structures that the Bank has established for these purposes, including the Capital Management Committee. During 2024, none of the internal alerts defined by the Bank were activated as part of the Capital Risk Appetite Framework. In this sense, the Bank manages capital based on its strategic objectives, its risk profile and its ability to generate cash flows, as well as the economic and business context in which it operates. If it requires strengthening its capital structure, the Bank may, among other options, propose to its shareholders meeting modifications to the dividend payment ratio, as well as issue basic capital, additional tier 1 capital or tier 2 capital instruments.

Capital Requirements

In accordance with the General Banking Law, the effective equity of a bank may not be less than 8% of its risk-weighted assets (RWA), net of required provisions. Additionally, it establishes that the Basic Capital may not be less than 4.5% of its APR or 3% of its total assets, net of required provisions. Regarding Tier 1 capital, corresponding to the sum of Basic Capital and Additional Tier 1 Capital, the latter in the form of bonds with no maturity date and preferred shares, it is established that it may not be less than 6% of their RWAs, net of required provisions. Likewise, banking entities must comply, as established by current regulations or regulators, with buffers and capital charges, such as the conservation buffer, the countercyclical buffer and capital charges by the systemically important buffer and/or Pillar 2.

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

On May, 2023, the Central Bank reported that its board agreed to activate the counter-cyclical core capital requirement for banks, at a local banking industry level, equivalent to 0.5% of the risk-weighted assets of banking institutions, required starting from the month of May 2024. In the monetary policy meeting of November 2024, the central bank agreed to maintain the same level of 0.5% requirement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

45.	Information on Regulatory Capital and Capital Adequacy Ratios, continued:

On January 16, 2024, the Financial Market Commission (CMF) reported that, as a result of the supervision process, it resolved to apply additional capital requirements of Pillar 2 of 0.5% for Banco de Chile within an implementation period of four years. This requirement must be constituted in a ratio of 25% no later than June 30, 2024. Likewise, this requirement must be recognized at least 56.3% with basic capital in proportion to the minimum legal requirements. On January 17, 2025 the CMF communicated the resolution adopted by its board regarding the charge for Pillar 2, maintaining the current requirement for Banco de Chile on that date, equivalent to 0.13%, which must be constituted 100% as of 30 June 2025.

On April 1, 2024, the CMF reported the result of the annual review of the banks’ systemic importance rating, maintaining an additional basic capital charge of 1.25% of the APR for Banco de Chile, payable in accordance to the gradualness defined by the regulations, so the capital charge required as of December 2024 is equivalent to 75% of said percentage. As of the date of these financial statements CMF has not reported additional requirements or any changes linked to Banco de Chile’s status as a systemic bank.

It should be noted that the Basel III banking solvency standards still consider a series of transitory regulations. These measures include: i) the gradual adoption of requirements for systemic banks, ii) the gradual application of adjustments to regulatory capital, iii) gradualness to continue recognizing subordinated bonds issued by banking subsidiaries as effective equity, among other matters. It is important to mention that on December 1, 2024 the gradual adaption of the conservation buffer, reaching 2.5% of risk-weighted assets, which is fully constituted by Banco de Chile.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

45.	Information on Regulatory Capital and Capital Adequacy Ratios, continued:

Information on regulatory capital and capital adequacy indicators is presented below:

	Total assets, risk-weighted assets and components of the effective equity according to Basel III		Local and Overall consolidated December 2024	Local and Overall consolidated December 2023
Item No.	Item description	Note	MCh$	MCh$
1	Total assets according to the statement of financial position		52,095,441	55,792,552
2	Non-consolidated investment in subsidiaries	a	—	—
3	Assets discounted from regulatory capital, other than item 2	b	2,544,175	2,253,206
4	Derivative credit equivalents	c	1,056,941	886,789
5	Contingent loans	d	3,104,187	2,827,120
6	Assets generated by the intermediation of financial instruments	e	—	—
7	= (1-2-3+4+5-6) Total assets for regulatory purposes		53,712,394	57,253,255
8.a	Credit risk weighted assets, estimated according to the standard methodology (CRWA)	f	32,704,910	31,887,173
8.b	Credit risk weighted assets, estimated according to internal methodologies (CRWA)	f	—	—
9	Market risk weighted assets (MRWA)	h	1,309,590	1,693,317
10	Operational risk weighted assets (ORWA)	g	4,339,979	4,110,324
11.a	= (8.a/8.b+9+10) Risk-weighted assets (RWA)		38,354,479	37,690,814
11.b	= (8.a/8.b+9+10) Risk-weighted assets, after application of the output floor (RWA)		38,354,479	37,690,814
12	Owner’s equity		5,622,999	5,237,283
13	Non-controlling interest	i	2	2
14	Goodwill	j	—	—
15	Excess minority investments	k	—	—
16	= (12+13-14-15) Core Tier 1 Capital (CET1)		5,623,001	5,237,285
17	Additional deductions to core tier 1 capital, other than item 2	l	111,087	60,992
18	= (16-17-2) Core Tier 1 Capital (CET1)		5,511,914	5,176,293
19	Voluntary provisions (additional) imputed as additional Tier 1 capital (AT1)	m	—	—
20	Subordinated bonds imputed as additional tier 1 capital (AT1)	m	—	—
21	Preferred shares allocated to additional tier 1 capital (AT1)		—	—
22	Bonds without a fixed term of maturity imputed to additional tier 1 capital (AT1)		—	—
23	Discounts applied to AT1	l	—	—
24	= (19+20+21+22-23) Additional Tier 1 Capital (AT1)		—	—
25	= (18+24) Tier 1 Capital		5,511,914	5,176,293
26	Voluntary provisions (additional) imputed as Tier 2 capital (T2)	n	408,811	398,590
27	Subordinated bonds imputed as Tier 2 capital (T2)	n	1,034,567	1,003,701
28	= (26+27) Equivalent tier 2 capital (T2)		1,443,378	1,402,291
29	Discounts applied to T2		—	—
30	= (28-29) Tier 2 capital (T2)		1,443,378	1,402,291
31	= (25+30) Effective equity		6,955,292	6,578,584
32	Additional basic capital required for the constitution of the conservation buffer	o	958,862	706,706
33	Additional basic capital required to set up the countercyclical buffer	p	191,772	—
34	Additional basic capital required for banks qualified as systemic	q	359,573	235,569
35	Additional capital required for the evaluation of the adequacy of effective equity (Pillar 2)	r	47,943	—

a)	Corresponds the value of the investment in subsidiaries that are not consolidated. Applies only in the local consolidation when the bank has foreign subsidiaries, subtracting totally its value in assets and CET1.
b)	Corresponds the value of the asset items that are subtracted from the regulatory capital, in accordance with the paragraph(a) of title N°3 of chapter 21-30 of the RAN.

c)	Corresponds the credit equivalents of the derivative instruments, in accordance with the paragraph (b) of title N°3 of chapter 21-30 of the RAN.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

45.	Information on Regulatory Capital and Capital Adequacy Ratios, continued:

d)	Corresponds the contingent exposure according to the paragraph c) of the title N°3 of chapter 21-30 of the RAN.
e)	Corresponds the intermediation of financial instrument assets in the name of the bank on behalf of third parties that are consolidated as established in the paragraph d) of the title N°3 of chapter 21-30 of the RAN.
f)	Corresponds the estimated credit risk weighted assets according to the chapter 21-6 of RAN. If the bank does not have the authorization to apply internal methodologies, needs to inform the field 8.b as zero.
g)	Corresponds the estimated market risk weighted assets according to the chapter 21-7 of the RAN.
h)	Corresponds the estimated operational risk weighted assets according to the chapter 21-8 of the RAN.
i)	Corresponds to the non-controlling interest, depending on the level of consolidation, up to 20% of the owners’ assets.
j)	Assets that correspond to goodwill.
k)	Corresponds to the balances of investment assets in non-business support companies that do not participate in the consolidation, above 5% of the owners’ equity.
l)	In the case of CET1 and T2, banks must estimate the equivalent value for each tier of capital, as well as that obtained by fully applying Chapter 21-1 of the RAN. Then, the difference between the equivalent value and the fully applied value must be weighted by the discount factor in force on the reporting date according to the transitional provisions of Chapter 21-1 of the RAN, and reported in this row. In the case of the AT1, the discounts apply directly if they exist
m)	Provisions and subordinated bonds allocated to additional capital tier 1 (AT1), as established in Chapter 21-2 of the RAN.
n)	Provisions and subordinated bonds attributed to the equivalent definition of tier 2 capital (T2), as established in Chapter 21-1 of the RAN.
o)	Corresponds to the additional basic capital (CET1) for the constitution of the conservation buffer, as established in Chapter 21-12 of the RAN.
p)	Corresponds to the additional basic capital (CET1) for the constitution of the counter-cyclical buffer, as established in Chapter 21-12 of the RAN.
q)	Corresponds to the additional basic capital (CET1) for banks qualified as systemic, as established in Chapter 21-11 of the RAN.
r)	Corresponds to the additional capital for the evaluation of the sufficiency of the effective equity (Pillar 2) of the bank, as established in Chapter 21-13 of the RAN.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

45.	Information on Regulatory Capital and Capital Adequacy Ratios, continued:

			Local and Overall consolidated	Local and Overall consolidated
No. Item	Capital Adequacy Ratios and Regulatory Compliance according to Basel III	Note	December 2024%	December 2023%
1	Leverage Ratio (T1 I18/T1 I7)		10.26%	9.04%
1.a	Leverage Ratio that the bank must meet, considering the minimum requirements	a	3%	3%
2	CET 1 Capital Ratio (T1 I18/T1 I11.b)		14.37%	13.73%
2.a	CET 1 Capital Ratio that the bank must meet, considering the minimum requirements	a	5.51%	5.13%
2.b	Capital buffer shortfall	b	—	—
3	Tier 1 Capital Ratio (T1 I25/T1 I11.b)		14.37%	13.73%
3.a	Tier 1 Capital Ratio that the bank must meet, considering the minimum requirements	a	7.03%	6.63%
4	Regulatory Capital Ratio (T1 I31/T1 I11.b)		18.13%	17.45%
4.a	Total or Regulatory Capital Ratio that the bank must meet, considering the minimum requirements	a	9.06%	8.63%
4.b	Total or Regulatory Capital Ratio that the bank must meet, considering the charge for article 35 bis	c	N/A	N/A
4.c	Total or Regulatory Capital Ratio that the bank must meet, considering the minimum requirements, conservation buffer and countercyclical buffer	b	12.06%	10.50%
5	Credit rating	d	A	A
	Regulatory compliance for Capital Adequacy
6	Additional provisions computed in Tier 2 capital (T2) in relation to CRWA (T1 I26/T1 I8.a)	e	1.25%	1.25%
7	Subordinated bonds computed as Tier 2 capital (T2) in relation to CET 1 Capital	f	18.40%	19.16%
8	Additional Tier 1 Capital (AT1) in relation to CET 1 Capital (T1 I24/T1 I18)	g	—	—
9	Voluntary (additional) provisions and subordinated bonds computed as AT1 in relation to RWAs ((T1 I19+T1 I20)/T1 I11.b)	h	N/A	N/A

(*)	T1 Ix: corresponds to item x of the previous table.
a)	In the case of the leverage indicator, the requirement is 3% without prejudice to the additional requirements for systemic banks that could be set according to the provisions of Chapter 21-30 of the RAN. In the case of core capital, the bank considers a charge of 4.5% of risk-weighted assets (RWA) plus the systemic charge and Pillar 2 requirements. In Tier 1 capital, a value of 6% plus the systemic bank charge and Pillar 2 charge is considered the minimum requirement.

For effective equity, 8% of the RWA is considered, adding to this value the additional charges for systemic bank and Pillar 2. The systemic bank and Pillar 2 requirements for Banco de Chile are equivalent to 1.25% and 0.5%, respectively (1.25% and 0% as of December 31, 2023). The transitional provisions require 75% of the capital charge per systemic bank as of December 31, 2024 (50% as of December 31, 2023) and 25% of the charge for Pillar 2, which is covered by 56. 3% with basic capital (there is no requirement for Pillar 2 as of December 31, 2023).

b)	The capital buffer deficit must be estimated according to the provisions of Chapter 21-12 of the RAN. This value defines the restriction on the distribution of dividends, as provided in the Chapter mentioned above. In the case of effective equity, the requirement of 100% of the conservation buffer of 2.5% (75% as of December 31, 2023) and a counter-cyclical capital charge are added to the value reported in note 4.a). of 0.5% as of December 31, 2024 (0% as of December 31, 2023).
c)	It corresponds to the effective equity requirement in force by article 35 bis of the General Banking Law.
d)	It corresponds to the solvency classification as established in article 61 of the general banking law.
e)	Limit is equivalent to 1.25% when using standard methodology for determining CRWAs.
f)	Limit is equivalent to 50% of the basic capital, considering the discounts applied to these instruments according to Chapter 21-1 of the RAN.
g)	Additional Tier 1 capital cannot exceed 1/3 of core capital.
h)	Additional provisions and subordinated bonds could be temporarily allocated until November 2023 to AT 1 for up to 1% of the RWA as of December 1, 2021. This value decreased annually by 0.5% in accordance with the transitional provisions of Chapter 21-2 of the RAN.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

46.	New Accounting Pronouncements:

The following is a summary of new standards, interpretations and improvements to the International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) that are not yet effective as of December 31, 2024:

IAS 28 Investments in Associates and Joint Venture and IFRS 10 Consolidated Financial Statements.

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

IAS 21 Effects of Changes in Foreign Exchange Rates.

In August 2023, the IASB published amendments to IAS 21. These amendments set out criteria that will allow companies to assess whether a currency is exchangeable and when it is not so, they can determine the exchange rate to use and the disclosures to provide.

The amendments are effective for periods beginning on or after January 1, 2025, and early application is permitted.

As of the date of issuance of these Consolidated Financial Statements, the implementation of this new standard will not have impact for the Bank or its subsidiaries.

IFRS 18 – Presentation and Disclosure in Financial Statements.

In April 2024, IASB published a new accounting standard, IFRS 18 Presentation and Disclosure in Financial Statements, replacing the IAS 1 Presentation of Financial Statements.

This new standard aims to improve the usefulness of the presented and disclosed information so that the comparability of the financial information is enhanced, complying with the qualitative characteristics defined in the conceptual framework of the International Financial Reporting Standards (IFRS).

According to the information provided by IASB, the standard introduces three new requirements:

-	Improvement comparability of the income statement.
-	Higher transparency in measuring the performance defined by the management.
-	More useful grouping of the information in the financial statements.

The standard will be effective for annual accounting periods beginning on or after January 1, 2027.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

46.	New Accounting Pronouncements, continued:

IFRS 19 – Subsidiaries without Public Accountability: Disclosures

In May 2024, the IASB published the new accounting standard IFRS 19 Subsidiaries without Public Accountability and Disclosures, which will come into effect on January 1, 2027 with earlier application permitted.

This new standard allows to save in the preparation costs of the financial statements of subsidiaries without public interest, making possible to disclose less information and adapt the financial statements to the needs of the users when certain conditions are met.

The standard establishes that a subsidiary is in the public interest if:

-	It has debt instruments or capital that is subject to trade on a public market or if it is in the process of issuing such instruments to negotiate on a public market; or
-	Manages fiduciary assets for a broad group of external people as one of its principal businesses.

A subsidiary is eligible and can apply IFRS 19 in its consolidated or individual financial statements if:

-	It does not have public responsability; and
-	Its ultimate parent company or any other intermediate parent company issued consolidated financial statements that are available for public use and comply with the IFRS.

This new standard will not have impact on the Consolidated Financial Statements.

IFRS 9 and IFRS 7 Classification and Measurement of Financial Instruments

In May 2024, the IASB issued amendments to the classification and measurement requirements of IFRS 9, “Financial Instruments”, and to the disclosure requirements required by IFRS 7, “Financial Instruments: Disclosure Information” according to the following:

Derecognition of financial liabilities settled by electronic transfer.

The amendment allows an entity to consider that a financial liability (or part of it) that is settled using an electronic payment system is cancelled, expires or the liability otherwise qualifies for derecognition before the settlement date, if certain specified criteria are met. An entity that chooses to apply the deregistration option would be required to apply it to all settlements made through the same electronic payment system.

Classification of financial assets

The amendment provides guidance on how an entity can evaluate whether the contractual cash flows of a financial asset are consistent with a basic loan agreement, for classification and measurement purposes.

The amendment also improves the description of the term “non-recourse”, meaning that a financial asset has “non-recourse” characteristics if an entity’s ultimate right to receive cash flows is contractually limited to the cash flows generated by specific assets.

Disclosures

For investments in equity financial instruments designated at fair value through other comprehensive income, an entity is required to disclose the fair value gain or loss presented in other comprehensive income during the period, separately demonstrating the fair value gain or loss that relates to investments derecognised in the period and the fair value gain or loss of the fair value that relates to the investments held at the end of the period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

46.	New Accounting Pronouncements, continued:

Additional disclosures are required for financial assets and liabilities with contractual terms that reference a contingent event (including those that are linked to Environmental, Social and Governance factor (ESG)).

The amendments are effective for annual periods beginning on or after January 1, 2026. Early application is permitted.

The Bank is in the process of analyzing the impact of this new regulation.

Annual improvements to IFRS.

In July 2024, the IASB published the draft Annual Improvements to IFRS accounting standards.

The IASB uses the annual improvement process to make necessary, but non-urgent, amendments to IFRS that will not be included as part of any other project. By presenting the amendments in a single document rather than as a series of fragmented changes, the IASB aims to ease the burden of the changes on all stakeholders. Below is a summary of the issues addressed:

IFRS 7 Financial Instruments: Information to be disclosed, gains or losses from derecognition, IFRS 7 is modified to replace obsolete references to paragraphs of IFRS 13 to be consistent with the wording of the latter standard.

Implementation Guide for IFRS 7 Financial Instruments: Disclosure Information, modifies the wording of the Implementation Guide to be consistent with the requirements of IFRS 7 and with the wording and concepts of IFRS 9 and IFRS 13. Clarifies that The implementation guide does not necessarily illustrate all the requirements of IFRS 7.

IFRS 9 Financial Instruments, derecognition of financial lease liabilities. IFRS 9 is amended by adding a cross-reference to clarify that when a lease liability has been extinguished in accordance with IFRS 9, the lessee must recognize any residual difference in results.

Transaction price; due to an inconsistency amends IFRS 9 to replace the paragraph that reads “its transaction price (as defined in IFRS 15 Revenue from contracts with customers)” with “the amount determined applying IFRS 15”.

IFRS 10 Consolidated Financial Statements, determination of the existence of a “de facto agent”. Amends IFRS 10 “Consolidated Financial Statements” to clarify an example where judgment is required to determine whether a party is acting as a de facto agent.

The amendments are effective for annual periods beginning on or after January 1, 2026. Early application is permitted.

The Bank is analyzing its impact.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Subsequent Events:

a)	On January 17, 2025, Banco de Chile reported that the Financial Market Commission informed the Bank that it resolved to maintain as a capital requirement for Pillar II risk, the charge already constituted corresponding to 0.13% of the risk-weighted assets net of required provisions, in accordance with article 66 quinquies of the General Banking Law.

b)	On January 23, 2025, the subsidiary Banchile Corredores de Bolsa reported that the Board of Directors agreed to appoint Mr. José Antonio Díaz Orellana as General Manager of Banchile Corredores de Bolsa S.A., who until that date served as Interim General Manager.

c)	On February 11, 2025, the Board of Directors of Banco de Chile agreed to convene an Ordinary Shareholders’ Meeting for March 27, 2025, in order to propose, among other matters, the following distribution of profits for the year ended on December 31, 2024:

a)	Deduct and withhold from the net income of the year, an amount equivalent to the effect of inflation of the paid capital and reserves according to the variation of the Consumer Price Index that occurred between November 2023 and November 2024, amounting to Ch$212,012,307,434 which will be added to retained earnings from previous periods.

b)	Distribute in the form of dividend the remaining profit, corresponding to a dividend of Ch$9.85357420889 to each of the 101,017,081,114 shares of the Bank.

Consequently, it will be proposed a distribution as dividend of 82.4% of the profits for the year ended December 31, 2024.

d)	During the period 2025 Banco de Chile has reported as essential fact the following placements in the local market of senior, dematerialized and bearer bonds issued by Banco de Chile and registered in the Securities Registry of the Financial Market Commission:

Date	Registration number in the Securities Registry	Serie	Amount	Currency	Maturity date	Average rate

March 17, 2025	11/2022	FC	600,000	UF	01/01/2030	2.97%
March 20, 2025	11/2022	FC	300,000	UF	01/01/2030	2.97%
March 21, 2025	11/2022	FC	1,050,000	UF	01/01/2030	2.97%
April 1, 2025	11/2022	FC	800,000	UF	01/01/2030	2.96%
April 3, 2025	11/2022	FO	900,000	UF	01/01/2032	2.92%
April, 15, 2025	11/2022	FH	850,000	UF	12/01/2030	2.84%
April, 17, 2025	11/2022	GG	1,000,000	UF	05/01/2035	3.03%
April, 17, 2025	20240002	HD	2,000,000	UF	10/01/2034	3.03%

e)	On April 10, 2025, at a meeting of the Board of Directors of Banco de Chile, it was agreed, subject to prior authorization from the Financial Market Commission, to absorb the subsidiary company Socofin S.A., by purchasing the shares issued by it whose owner is Banchile Asesoría Financiera S.A. and, in this way, dissolve Socofin S.A. in accordance with the provisions of section 2 of article 103 of Law 18,046. Likewise, once the dissolution of the aforementioned company occurs, the Bank will have the character of a legal successor of the entity.

These Consolidated Financial Statements of Banco de Chile for the year ended December 31, 2024 were approved by the Directors on April 24, 2025.

In Management’s opinion, there are no other significant subsequent events that affect or could affect the Consolidated Financial Statements of Banco de Chile and its subsidiaries between December 31, 2024 and the date of issuance of these Consolidated Financial Statements.