Form 20-F
period 2025-12-31
BANK OF CHILE
filed 2026-04-30
CIK 1161125

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes ☐ No

SUMMARY OF RISK FACTORS

An investment in our American Depositary Shares (“ADSs”) is subject to a number of risks, including risks relating to the nature of our business as a financial institution in Chile. The following list summarizes some, but not all, of these risks. Please read the information in the section entitled “Risk Factors” for a more thorough description of these and other risks.

Risks Relating to our Operations and the Chilean Banking Industry

●	The growth of our loan portfolio in riskier segments may expose us to increased loan losses.

●	Our loan portfolio may not continue to grow at the same or similar rates as it has in the past.

●	Stricter banking regulations and changes in law may constrain our operations and thereby adversely affect our financial condition and results of operations.

●	Enhanced ESG and climate change disclosure may impose additional costs on our bank.

●	Modifications to reserve requirements may affect our growth capacity and margins.

●	Changes in accounting standards could impact our results.

●	Increased competition and industry consolidation may adversely affect our operations.

●	Our exposure to certain segments of the retail market could lead to higher levels of total past-due loans and subsequent charge-offs.

●	Our results of operations are affected by interest rate volatility and inflation.

●	Our loan portfolio is subject to prepayment risk, which could have an adverse effect on our results of operations.

●	Part of the information included in our financial statements considers assumptions, estimates and modeling which, if inaccurate, could have a material impact on our results of operations and financial position.

●	Market turmoil could result in negative adjustments to the fair value of our financial assets, which could translate into a material effect on our results or financial condition.

●	Operational problems, errors, criminal events or terrorism or other events relating to force majeure may have a material adverse impact on our business, financial condition, and results of operations.

●	The use of AI, machine learning and data-driven models and adoption of new technologies may increase our exposure to operational, regulatory, legal, reputational, and financial risks, which could adversely affect our business, results of operations, and financial condition.

●	Cybersecurity events could negatively affect our reputation or results of operations and may result in litigation.

●	As a financial institution, we are subject to reputational risk that could materially affect our results of operations or financial condition.

●	Despite our policies and procedures to detect or prevent money laundering and other financial crime activities, we may not be able to fully detect them or on a timely basis.

Risks Relating to Chile

●	Our growth and profitability depend on the level of economic activity in Chile.

●	Any downgrade in Chile’s or our credit rating could increase our cost of funding, affecting our interest margins, results of operations and profitability.

●	Changes in tax law could adversely affect our net income and could also result in higher taxes on distributions to our foreign shareholders.

●	Climate change presents various financial and non-financial risks to us and our customers that are not directly observable and, therefore, are difficult to mitigate in advance.

●	Currency fluctuations could adversely affect our results of operations, the value of our ADSs and any distributions on the ADSs.

●	Chile has corporate disclosure standards different from those you may be familiar with in the United States.

●	Our exemption as a “foreign private issuer” from certain rules under the U.S. securities laws results in less information about us being available to investors than for U.S. companies.

●	Chilean law may provide shareholders with fewer and less well-defined rights.

●	Our business growth, asset quality and profitability may be affected by political, legal and economic uncertainty, as well as social developments in Chile.

●	Reforms to labor laws, the pension system and the healthcare system as well as labor strikes or slowdowns could adversely affect our results of operations.

●	Pandemics, epidemics and other health events will affect both the global and the Chilean economy, our business or results of operations and could affect our financial condition.

Risks Relating to our American Depositary Shares (“ADSs”)

●	Our principal shareholders may have interests that differ from those of our other shareholders and their significant share ownership may have an adverse effect on the future market price of our ADSs and shares.

●	There may be a lack of liquidity and a limited market for our shares and ADSs.

●	ADS holders may be unable to exercise voting rights at shareholders’ meetings and preemptive rights.

●	Developments in international financial markets may adversely affect the market price of the ADSs and shares.

●	In the past, Chile has imposed controls on foreign investment and repatriation of investments that affected investments in, and earnings from, our ADSs.

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

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

●	changes in general economic, business, political or other conditions in Chile, or changes in general economic or business conditions in Latin America, the United States, Europe, Asia or the Middle East;

●	the continuation, escalation or eruption of geopolitical conflicts in eastern Europe, the Middle East, or other areas of the world, including the ongoing conflicts involving Russia, Ukraine, Israel, Hamas, Iran, Cuba and Venezuela;

●	changes in capital markets in general that may affect policies or attitudes towards lending to Chile or Chilean companies;

●	increased costs;

●	increased competition and changes in competition or pricing environments, including the effect of new technological developments;

●	unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms;

●	natural disasters, epidemics or pandemics;

●	the effect of tax laws on our business; and

●	the factors discussed under “Item 3. Key Information—Risk Factors.”

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

PRESENTATION OF FINANCIAL INFORMATION

We prepare our audited consolidated financial statements in Chilean pesos and in accordance with International Financial Reporting Standards (“IFRS”) Accounting Standards as issued by the International Accounting Standards Board (“IASB”).

Unless otherwise indicated, the financial information included in this annual report with respect to 2023, 2024 and 2025 has been derived from financial statements that have been prepared in accordance with IFRS Accounting Standards. See Note 2(a) to our audited consolidated financial statements as of and for the year ended December 31, 2025, included elsewhere in this annual report. IFRS Accounting Standards differs in certain significant respects from Chilean Generally Accepted Accounting Principles (the “Chilean GAAP”) as issued by the Comisión para el Mercado Financiero (“Financial Market Commission” or “CMF”). As a result, our financial information presented under IFRS Accounting Standards is not directly comparable to any of our financial information presented under Chilean GAAP, and readers should avoid such comparison. Readers should also note that information in this document associated with our business segments and for the calculation and compliance with local regulatory requirements is based on Chilean GAAP.

In this annual report, references to “$,” “U.S.$,” “U.S. dollars” and “dollars” are to United States dollars, references to “pesos” or “Ch$” are to Chilean pesos (see Note 2(f) to our audited consolidated financial statements as of and for the year ended December 31, 2025, included elsewhere in this annual report), and references to “UF” are to “Unidades de Fomento.” The UF is an inflation indexed Chilean monetary unit of account with a value in Chilean pesos that is linked to and adjusted daily to reflect changes in the Consumer Price Index (“CPI”) of the Instituto Nacional de Estadísticas (the “Chilean National Statistics Institute”). As of December 31, 2025, one UF equaled Ch$39,727.96.

This annual report contains translations of certain Chilean peso amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the Chilean peso amounts actually represent such U.S. dollar amounts, were converted from U.S. dollars at the rate indicated in our audited consolidated financial statements as of and for the year ended December 31, 2025, or could be converted into U.S. dollars at the rate indicated. Banco de Chile utilizes the exchange rate of accounting representation, or spot exchange rate, for such matters. Thus, unless otherwise indicated, the U.S. dollar amounts have been translated from Chilean pesos based on the exchange rate of accounting representation as of December 30, 2025 (last trading date), as determined by our Treasury on a daily basis, based on the average of the daily closing bid and offer rates reported by Bloomberg for the Santiago Stock Exchange. As of December 31, 2025, the exchange rate of accounting representation was Ch$900.40 = U.S.$1.00, and the observed exchange rate, as published by Banco Central de Chile (the “Central Bank”), was Ch$911.18 = U.S.$1.00.

Unless otherwise specified, all references in this annual report to total loans are to loans to customers before deducting allowances for loan losses, and they do not include loans to banks or contingent loans. Also, in this annual report, “past-due loans” are any loans for which the counterparty has failed to make a payment when contractually due, including installments that are overdue, plus the remaining balance of principal and interest on such loans. In order to distinguish between different overdue time periods, the corresponding time period is included after the term “Past-due Loans” (for example, “Past-due Loans—90 days or more”). For more information, please see “Item 4. Information on the Company—Selected Statistical Information—Analysis of Substandard and Past-Due Loans.”

According to Chilean regulations and as defined by the CMF for local regulatory purposes, as of the filing date and for the purposes of this annual report, total regulatory capital (“Total Regulatory Capital”) consists of:

●	CET1 Capital (“CET1”), which is composed of: (i) paid-in capital related to common shares, (ii) stock surplus (share premium) resulting from the issuance of instruments included in CET1, (iii) reserves, whether they come from net income, depreciation or expiration of perpetual bonds or not, (iv) accumulated other comprehensive income related to financial instruments measured at fair-value, (v) retained earnings or losses, net of provisions for minimum dividends, appreciation of perpetual bonds or interests/dividends paid on financial instruments issued for capital adequacy purposes and (vi) minority interest. The CET1, however, is subject to a set of adjustments that include: (i) minority interest, (ii) goodwill and intangible assets, (iii) deferred tax assets (not related to temporary differences), (iv) accumulated other comprehensive income related to cash flow hedge accounting derivatives, (v) insufficiency of credit risk allowances when using internal methodologies for risk weighted assets, (vi) earnings from the sale of securitized assets, (vii) accumulated gains or losses from changes in own issuer risk related to financial liabilities measured at fair value (such as debit value adjustment for derivatives), (viii) assets related to pension plans for staff, (ix) investments in own assets, (x) significant and not significant investments and (xi) threshold adjustments in line with Basel III. CET1, for compliance with minimum levels, must be equal to at least 4.5% of risk-weighted assets;

●	Additional Tier 1 Capital (“AT1”), which is comprised of perpetual bonds and preferred stocks that, for compliance with minimum levels, must be equal to at least 1.5% of risk-weighted assets, once the CET1 minimum requirements have been fulfilled. Instruments issued by banks’ subsidiaries do not get counted for these purposes; and

●	Tier 2 Capital (“Tier 2”), which is composed of (i) subordinated bonds of up to 50% of CET1, excluding subordinated bonds issued by banks’ subsidiaries and (ii) voluntary provisions of up to 1.25% of credit risk-weighted assets if computed by standardized method or 0.625% if computed by internal method. Tier 2 capital may be computed, for compliance with minimum levels, with up to 2.0% of risk-weighted assets, once Tier 1 Capital minimum requirements have been fulfilled.

These definitions for Total Regulatory Capital took effect on December 1, 2021. For more information, see “Item 4. Information on the Company—Regulation and Supervision—Modifications to the General Banking Act.”

EFFECT OF ROUNDING

Certain figures included in this annual report and in our audited consolidated financial statements as of and for the year ended December 31, 2025, have been rounded for ease of presentation. Percentage figures included in this annual report have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this annual report may vary slightly from those obtained by performing the same calculations using the figures in our audited consolidated financial statements as of and for the year ended December 31, 2025. Certain other amounts that appear in this annual report may similarly not sum due to rounding.

MACRO-ECONOMIC AND MARKET DATA

In this annual report, most of the macro-economic data relating to the Chilean economy is based on information published by the Central Bank, except for (i) inflation statistics that are based on data published by the Chilean National Institute of Statistics, and (ii) certain other information based on data published by other sources as stated herein.

In addition, most of the market share data, financial indicators and other data relating to the Chilean banking system as compared to Banco de Chile’s financial information presented in this annual report are based on information published periodically by the CMF, which is published under Chilean GAAP and prepared on a consolidated basis, unless otherwise indicated. For more information see “Item 4. Information on the Company—Business Overview—Competition.” Information regarding the mutual funds industry is based on statistics published by the National Association of Mutual Funds.

MANAGEMENT INFORMATION SYSTEM

Banco de Chile records information associated with the normal course of the business in order to measure performance and carry out business analysis, among other activities. This information includes the number and the financial amount of transactions executed through diverse commercial platforms by the Bank or its customers or counterparties. All this information is referred to as the Bank’s “Management Information System” throughout the document.

Part I

Item 1 Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2 Offer Statistics and Expected Timetable

Not Applicable.

Item 3 Key Information

RISK FACTORS

The risks and uncertainties described below are not the only ones that we face. Additional risks and uncertainties that we do not know about or that we currently think are immaterial may also impair our business operations in the future. Any of the following risks, if they occur, could materially and adversely affect our business, results of operations, prospects and financial condition.

We are also subject to market risks that are presented both in this subsection and in Note 44 to our audited consolidated financial statements as of and for the year ended December 31, 2025, included elsewhere in this annual report.

Risks Relating to our Operations and the Chilean Banking Industry

The growth of our loan portfolio in riskier segments may expose us to increased loan losses.

During the last five years, our total loan portfolio has grown at a compounded average growth rate (“CAGR”) of 4.9% per year in nominal terms. This expansion has been composed of CAGR of 8.2% in residential mortgage loans, 7.9% in consumer loans, and 2.1% in commercial loans, all in nominal terms. Over this period, nominal average growth in residential mortgage loans has clearly decoupled from macroeconomic fundamentals, being driven by a steadily growing housing demand linked to demographic trends in Chile, yet at a slower pace than prior to 2020, due to the combined impact of higher long-term interest rates and a local inflation rate that remained above the two-year target inflation range set by the Chilean Central Bank for most of the period. In consumer lending, this portfolio began to show positive growth once the liquidity surplus generated by financial support deployed by the Chilean government and Congress during the COVID-19 pandemic began to decrease in 2021, coupled with our efforts to improve value offerings for targeted segments. As such, demand for consumer loans reactivated in 2022, resulting in a 17.6% expansion in our consumer loans compared to 2021. However, in 2023, 2024 and 2025 our consumer loans slowed by growing 6.3%, 4.6%, and 3.9%, respectively, on an annual basis. These trends in consumer loans resulted from the combination of a deceleration in installment loans and increased year-end balances of credit card-related loans. Overall, the slowdown in consumer loans has been linked to changes in the economy, characterized by moderate GDP growth, higher-than-normal interest rates, and an unemployment rate above medium-term figures, together with a customer base that appears to be less willing to borrow under the prevailing economic and financial environment.

On the other hand, the nominal average expansion in commercial loans has steadily decelerated over the last five years, particularly due to weakened demand from the wholesale banking segment, as a result of political and economic uncertainty in Chile caused by: (i) two failed attempts to change the constitution, (ii) the government’s intention to introduce deep reforms in key economic sectors, (iii) lengthy approval processes for large-scale investment projects, and (iv) a decrease in the economy’s potential growth. These drivers have also adversely affected commercial loans to small and medium-sized enterprises (“SMEs”). Although successive state-guaranteed loan programs partially mitigated the impact on loans granted to SMEs, such loans slowed significantly between 2022 and 2024, resulting in a nominal annual expansion of 2.6% in 2024. Loans to SMEs showed a slight recovery over the past year, increasing in line with inflation in 2025, compared to the previous year. More importantly, core borrowing by SMEs grew well above inflation in 2025, after adjusting for the scheduled amortization of state-guaranteed loans granted in prior years.

For the year ended December 31, 2025, our loan portfolio was Ch$39,254,314 million, which represented a 0.8% annual increase compared to the Ch$38,936,296 million we recorded as of December 31, 2024. In turn, our allowances for expected credit losses increased 2.7% on an annual basis from Ch$693,434 million in 2024 to Ch$712,003 million in 2025. This increase in allowances for expected credit losses is in line with the increase in delinquency, which has remained above historical average levels for longer than expected. It also reflects macroeconomic environment that, according to market estimates, would improve marginally over the next twelve months. These factors have a direct effect on forward-looking provisioning models. The increase in delinquency has affected the entire banking industry. In the wholesale banking segment, certain industries continued to experience financial difficulties associated with specific business dynamics, such as the real estate and construction sector that showed improvements by the end of 2025, while other industries continued to be affected by subdued business activity. Likewise, in the retail banking segment, unemployment rates have remained above levels seen before 2022 yet borrowing costs and the inflation rate have gradually converged to neutral levels. However, the effect of cumulative inflation on durable and non-durable goods has continued to negatively impact disposable income of individual customers. All these factors contributed to the increase in allowances for expected credit losses that, in turn, resulted in a slight increase in our risk-index ratio (allowances for expected credit losses to total loans) from 1.78% in 2024 to 1.81% in 2025.

We recognize that the expansion experienced by our retail banking segment over the last years may expose us to higher levels of charge-offs and may require us to establish higher levels of allowances for loan losses in the future. This is because the average retail customer is riskier than wholesale banking counterparties, as they are more exposed to the economic cycle than wholesale customers, as evidenced during prior economic and financial crises. For example, individuals are impacted by economic factors such as unemployment, and SMEs are impacted by economic conditions affecting domestic demand. For this reason, we are constantly striving to develop and utilize improved scoring and approval models, while strengthening our collection procedures in order to mitigate the risks associated with this business growth.

Our loan portfolio may not continue to grow at the same or similar rates as it has in the past.

Our results of operations depend on our ability to grow our loan portfolio in a credit-sustainable way. Over the past decade, loan growth has been highly influenced by increased volatility in the Chilean economy and diverse reforms on general matters, including both banking and non-banking rules. Since the banking business is highly correlated with the economic cycle, the evolution of both the Chilean and global economy impacts the growth of the local industry’s loan portfolio and ours.

In 2023, lending activity decelerated, as demonstrated by nominal annual growth of only 3.2% in the industry’s loan portfolio, compared to a rate of 10.1% in 2022 (a significant rebound from its contraction due to the pandemic). This nominal annual growth of 3.2% which translated into a 1.5% real contraction, was well aligned with the slowdown evidenced by the Chilean economy, which recorded GDP growth of 0.7%. The real contraction in the industry’s loan book was the result of: (i) a 3.7% real contraction in commercial loans, primarily explained by a modest 0.3% annual expansion in private investment, in turn driven by uncertainties associated with two consecutive constitutional processes carried out in 2022 and 2023, reforms sponsored by the government aimed at introducing material changes to crucial economic areas, and lengthy approval processes for large-scale investment projects, and (ii) a real annual decline of 2.3% in consumer loans, primarily associated with (a) the 4.7% decrease in household consumption due to a longer-than-expected contractionary monetary policy that resulted in a reference interest rate of 11.25% until July 2023 and translated into increased borrowing costs, and (b) the adverse impact of economic slowdown on the labor market, leading to an increase in the average unemployment rate from 7.9% in 2022 to 8.7% in 2023. These trends were offset by a 2.4% real expansion in the industry’s residential mortgage loan portfolio, which has continued to grow steadily, though at a slower pace than in the past, given the prevailing scenario of long-term term interest rates that continue to be above the levels seen in the past decade. Within this scenario, our loan portfolio grew 2.5% in 2023 in nominal terms, which means a 2.2% annual contraction when adjusting for inflation. This slowdown was primarily attributable to a nominal annual decrease of 1.4% in commercial loans, or a 5.9% contraction in real terms, mainly concentrated in lower demand from the wholesale banking segment and moderate growth among SMEs, due to the factors mentioned above. In personal banking, instead, our residential mortgage loans grew 7.8% and our consumer loans increased 6.3%, both in nominal terms, evidencing slight real growth when adjusted by inflation. Whereas residential mortgage loans continued to be decoupled from the overall economic environment due to the dynamics in the housing market, the increase in consumer loans was principally driven by higher growth in credit card-related loans, due to both lower liquidity among individuals and enhanced commercial strategies implemented throughout the year to promote credit card use among targeted segments.

During 2024, the industry’s loan book grew 4.0% in nominal terms, which denotes a real annual contraction of 0.4%, once adjusted for inflation. This figure reflects the impact of subdued economic activity, with GDP growth of 2.8% in 2024, characterized by reduced private investment and moderate household consumption. The evolution of the industry’s loan portfolio was primarily driven by commercial loans, which recorded a real annual contraction of 1.9% (2.4% nominal growth), as a result of: (i) an annual decrease of 1.6% in private investment, amid weak business sentiment regarding the uncertain economic and political outlook; and (ii) credit-granting conditions that remained tight during the year, particularly for some industries, such as real estate, construction, and health services. This was partially offset by real annual expansions of 1.7% in residential mortgage loans (6.2% nominal growth) and 0.2% in consumer loans (4.6% nominal growth). In this context, our loan portfolio grew 3.4% in nominal terms, representing a 1.0% real contraction. The behavior of our loan book in 2024 was caused by a real annual contraction of 3.7% in commercial loans (0.6% nominal growth), primarily associated with decelerated lending activity in the wholesale banking segment. This was partially offset by higher dynamism in the SME subsegment, which managed to overcome the scheduled amortization of state-guaranteed loans (“FOGAPE”) granted in previous years. Personal banking continued to be the main source of growth for us in 2024, based on residential mortgage loans and consumer loans that grew 2.9% and 0.2% in real terms (nominal growth of 4.6% and 7.5%), respectively.

During 2025, lending activity continued to lack dynamism, translating into a 2.6% nominal annual expansion in total loans, or a 0.8% real annual contraction once adjusted for inflation, compared to the loan book recorded as of December 31, 2024. Although the local economy showed some signs of improvement by the end of 2025 —such as higher-than-expected growth in gross fixed capital formation of 7.0% as of December 31, 2025— overall economic activity remained subdued, with annual GDP growth of 2.5% as of the same date, partly due to modest private consumption. In this environment, the industry’s loan book was marked by commercial loans that remained flat in nominal terms, denoting a 3.3% real annual contraction when adjusting for inflation. Despite the rebound in private investment, demand for loans among companies remained weak throughout the year, particularly in the wholesale banking segment, which would have been caused by: (i) private investment primarily focused on large-scale projects in mining and energy, while construction and other categories lagged; (ii) financing initiatives by some corporations and large companies that resulted in the issuance of medium- and long-term debt in local and international capital markets to fund projects abroad; and (iii) lending conditions that remained strict, at least during the first half of the year, for certain industries such as real estate and construction.

On the other hand, lending products associated with personal banking managed to grow positively in nominal terms. In 2025, industry residential mortgage loans increased 1.5% and consumer loans grew 3.2% in real terms (nominal growth of 5.0% and 6.8%, respectively). Along with the impact of recent demographic changes in Chile on housing demand, growth in residential mortgage loans during 2025 was also driven by a special state-guaranteed program launched by the government to help middle-income families to access bank financing by guaranteeing borrowers’ obligations to banks and by subsidizing part of the interest rate paid by customers on such loans. These initiatives resulted in stronger demand, particularly by the end of the year. Regarding consumer loans, lending growth was the consequence of a combination of factors, including: (i) an improvement in private consumption that increased 2.7% in 2025 in comparison with the 1.1% expansion observed in 2024; (ii) lower borrowing costs, particularly for revolving loans, as the average monetary policy rate decreased from 6.2% in 2024 to 4.9% in 2025; and (iii) lower inflation for tradable goods, which benefited individuals’ disposable income.

Amid these trends, our loan portfolio recorded a 2.5% real annual contraction (0.8% nominal growth) as of December 31, 2025, compared to December 31, 2024. The pattern adopted by our commercial loans, which recorded a real annual decrease of 6.2% (3.0% nominal contraction), marked the evolution of our loan book in 2025, particularly towards the end of the year. Along with the drivers affecting commercial loans across the industry, we also faced the early repayment of certain trade finance loans—partly related to funding raised by companies in the capital markets—and the maturity of other credits that were not rolled over by certain corporate customers. This factor was partly offset by a recovery in core lending to SMEs. Whereas SME loans grew 3.3% in 2025 in nominal terms, this was primarily fostered by the expansion of other-than-FOGAPE loans granted to these customers. On the other hand, loans to personal banking continued to grow in nominal terms, as evidenced by residential mortgage loans that increased 1.8% in real terms (5.3% nominal growth) for the reasons noted above and our ability to tailor value offerings for our higher-income customer base. Furthermore, our portfolio of consumer loans increased 0.4% in real terms (3.9% nominal growth), fostered by positive real growth in both credit card-related loans and installment loans, as a consequence of our commercial strategies, risk origination protocols, and loyalty programs aimed at targeted segments.

Going forward, several factors could adversely affect the growth rate of the industry and, therefore, the expansion of our loan portfolio. This includes, but is not limited to: (i) a slowdown or negative GDP growth in the Chilean economy, (ii) deceleration or contraction in household consumption or private investment, (iii) changes in banking customers’ payment behavior, (iv) changes in banking regulation, (v) deterioration of consumer confidence and business sentiment as a consequence of increased uncertainty regarding economic activity or the social and political environment, (vi) economic reforms to be introduced by the current administration, including the pension, tax, and healthcare systems, among others, (vii) increasing barriers to, or failure to streamline, approval processes for high-impact investment projects, (viii) any new attempt to change core constitutional principles, and (ix) any effects related to social trends, social unrest, pandemics or other events affecting the growth potential of the Chilean economy. Similarly, these factors could affect our credit quality indicators causing us to establish higher allowances for loan losses.

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

Capital Requirements and Basel III Implementation

On January 12, 2019, Law No. 21,130 was enacted, addressing four main topics with the aim of modernizing the Chilean banking framework by: (i) adopting the Basel III guidelines, considering a phased-in transition, (ii) introducing changes to the local regulator’s corporate governance by transferring powers formerly vested in the Superintendencia de Bancos e Instituciones Financieras de Chile (the “Superintendency of Banks and Financial Institutions” or “SBIF”) (the former banking supervisor) to the CMF in June 2019, (iii) reforming the resolution regime for Chilean banks in the case of insolvency, and (iv) introducing changes in relation to confidential information of banks’ customers, among other topics. For more information, see “Item 4. Information on the Company—Regulation and Supervision— Modifications to the General Banking Act.”

Regarding capital requirements, since December 1, 2021, new regulatory thresholds have been imposed on local banks, based on the specific regulations issued by the CMF, as follows: (i) CET1 ≥ 4.5% of risk-weighted assets (CET1 ratio); (ii) CET1 ≥ 3.0% of total risk assets (Leverage ratio); (iii) Tier 1 = CET1 + AT1 ≥ 6.0% of risk-weighted assets (Tier 1 ratio); (iv) Tier 1 + Tier 2 ≥ 8.0% of risk-weighted assets (Total Regulatory Capital ratio); (v) Conservation Buffer = 2.5% of risk-weighted assets; (vi) Countercyclical Buffer of up to 2.5% of risk-weighted assets, if any; (vii) Domestic Systemically-Important Banks (“D-SIB”) Buffer (“systemic buffer”) in the range of 1.0% to 3.5% of risk-weighted assets, if any; and (viii) Pillar 2 Buffer of up to 4.0% of risk-weighted assets, if any. As of the date of this annual report, all the main capital requirements and methodological adjustments associated with Basel III implementation were fully in place, except for specific Pillar 2 capital charges imposed by the CMF to certain local banks, for which the regulator sets particular phase-in periods.

On March 31, 2021, the CMF announced there were six D-SIB in Chile, including us, which would be subject to systemic capital charges to be determined by means of the CMF’s D-SIB methodology. On March 30, 2022, the CMF announced the systemic capital charges for the six previously-determined D-SIB, including a systemic capital charge equivalent to 1.25% of risk-weighted assets assigned to us, which was set to be gradually introduced over a four-year period starting December 1, 2022, at an annual and cumulative rate of 25% per year. The 1.25% systemic capital charge assigned to us was successively reaffirmed by the CMF on March 31, 2023, April 1, 2024, and April 1, 2025, which became fully in place on December 1, 2025. On March 30, 2026, the CMF announced systemic capital charges for local D-SIB and confirmed the 1.25% systemic capital requirement for us while maintaining the designation of D-SIB on six local banks, including us.

On May 23, 2023, the Chilean Central Bank activated a countercyclical buffer for the local banking system amounting to 0.5% of the banks’ risk-weighted assets, starting May 2024. In November 2024, the Central Bank maintained the countercyclical buffer unchanged while noting that it could converge to a neutral level of 1.0% in the medium term, which is expected to be determined by the Central Bank’s Board in May 2026. This guidance was reaffirmed by the Central Bank in November 2025. If increased, the new capital buffer is expected to become effective one year after its definition.

On January 13, 2023, we received communication from CMF stating that, based on the overhaul of our Internal Capital Adequacy Assessment Process (“ICAAP”) for the year ended December 31, 2022, as defined by RAN 21-13, a Pillar 2 capital requirement equivalent to 0.5% of our risk-weighted assets was assigned to us, to be completed in a four-year period starting June 30, 2024, at an annual rate of 25% per year. On January 16, 2025, the CMF informed us that the Pillar 2 capital requirement assigned to us was revised to 0.13% of the risk-weighted assets, net of required provisions, which we fulfilled since June 2024. On January 16, 2026, the CMF announced Pillar 2 capital charges for the local banks and removed the Pillar 2 capital requirement previously assigned to us, effective from such date.

On July 8, 2025, the CMF published the final set of amendments to Chapter 21-13 of the RAN, which among other topics introduced changes to the regulatory methodology for the measurement of the interest rate risk in the banking book (“IRRBB”) and new criteria for determining both outlier banks and potential capital requirements given banks’ IRRBB exposure in the short-term (∆NII metric) or the long-term (∆EVE metric). Depending on compliance with regulatory IRRBB thresholds, these new criteria could lead to additional minimum Pillar 2 capital charges and/or internal capital buffers as part of the ICAAP carried out by each bank on an annual basis. Although these amendments resulted in a decrease of our ∆EVE metric and an increase in our ∆NII metric, no additional Pillar 2 requirements have been imposed on us as of the date of this annual report on the basis of these amendments. However, we cannot assure you that further capital requirements will not be imposed in the future, which could translate into lower profitability if we are unable to cover such requirements with our current capital buffers.

On March 5, 2026, the CMF published a set of adjustments to Chapter 21-7 of the RAN for public comment. This proposal aims to modify the calculation of market risk weighted assets associated with the trading book by: (i) reducing the “vertical adjustment” parameter from 10% to 7%, which weighs notional amounts of financial instruments in order to determine the general interest rate risk, and (ii) easing the criteria used to determine the possibility of netting between similar positions held through derivatives rather than considering perfect match (identical positions) of maturity dates or interest rates. Although, as of the date of this annual report, the final rules have not been published yet, if enacted, these amendments would be expected to result in a decrease of approximately 20% on market risk-weighted assets and an improvement in capital adequacy ratios by approximately 10 to 15 basis points. Based on the schedule proposed by the CMF, these changes are expected to become effective in July 2026.

Although based on the current capital requirements assigned to us and to the banking system as a whole we continue to be in full compliance with the minimum requirements, we cannot be certain about any further potential capital requirements the regulator could impose on us in the future and, therefore, we cannot assure you that our profitability will not be impacted by actions we may take in order to fulfill new regulatory thresholds. For more detailed information on specific regulations currently in effect, capital thresholds and compliance, see “Item 4. Information on the Company—Regulation and Supervision—Modifications to the General Banking Act,” “Item 4. Information on the Company—Regulation and Supervision—Capital Adequacy Regulations,” and “Item 4. Information on the Company—Regulation and Supervision—Market Risk Regulations.”

Regarding banking resolution, on January 31, 2023, the CMF published a white paper “Guidelines for a new banking resolution framework and deposit insurance in Chile”. The white paper proposed the creation of a new agency, with financial and operating independence, in charge of both the administration and resolution of deposit insurance. Whereas in business-as-usual times, this entity should develop contingency and resolution plans for D-SIB, in times of crisis the agency would be responsible for the resolution process. According to the proposal, D-SIB should comply with a loss absorption capital requirement of at least 1.0% of total assets to ensure a stabilization scheme and a bail-in mechanism amount that would not be computed as Total Regulatory Capital for capital adequacy purposes. However, if not fulfilled, restrictions on dividend distribution would apply to banks. Likewise, the white paper discusses the key topics of an insurance deposit scheme, which should be funded by banks that apply for its use.

More recently, on January 21, 2026, the CMF published for public comment until June 10, 2026, a set of amendments to the local banking regulation, which are aligned with recommendations provided by the Financial Sector Assessment Program of the International Monetary Fund in 2021, that seek to: (i) strengthen the corporate governance framework for banks by reorganizing and consolidating currently existing rules in a new chapter of the RAN named “Principles and best practices of banking corporate governance,” which would address the roles and responsibilities of the board of directors, skills suitability of board members and the senior management, the functioning of board committees, and the mechanisms of internal oversight and risk control, among others; (ii) reinforce the risk-management framework through the implementation of an integrated risk-management and compliance function; and (iii) introduce a formal recovery-planning process by establishing the guidelines and requirements for this new function, which is intended to be part of the supervisory review and evaluation process carried out by the CMF on banks. If implemented, this set of amendments will be part of the 2028 supervisory review and evaluation process performed by the CMF. Even though this new proposal may be seen as a first step taken by the CMF towards the introduction of a resolution regime, as of the date of this annual report we cannot assure you as to when or how a resolution regime will be implemented in Chile. Similarly, we cannot assure you that the implementation of a new resolution framework and/or a deposit insurance scheme will not have an impact on our profitability, since as a D-SIB we could be subject to further capital requirements if this or another framework is adopted by the Chilean regulator in the future.

Liquidity Requirements

Since 2016 banks have been required to report and monitor liquidity ratios, such as the Liquidity Coverage Ratio (“LCR”) and Net Stable Funding Ratio (“NSFR”), for information purposes only. Through amendments to Chapter III.B.2.1 of the Compendio de Normas Financieras (the Compendium of Financial Norms) on May 4, 2018, and March 8, 2022, the Central Bank set minimum requirements for both the LCR and the NSFR. Accordingly, the regulatory limit for the LCR became 100% in June 2022, while the threshold for the NSFR was also set at 100% with phased-in implementation, reaching 100% on January 1, 2026. Likewise, in the last amendment to Chapter III.B.2.1 of the Compendio de Normas Financieras the Central Bank also: (i) removed the regulatory limit for 30-day and 90-day cash flow mismatches in local currency as measured by the C46 index while maintaining the limit for 30-day cash flow mismatches in foreign currency as measured by the C46 index; and (ii) introduced specifications on the treatment of securities pledged as technical reserves (arising from demand-deposits levels) in order to take them into account as high quality liquid assets. As part of the same amendment, the Central Bank established that banks are required to carry out an annual Internal Liquidity Adequacy Assessment Process (“ILAAP”). The final rules associated with ILAAP were published on January 16, 2023. The possibility of imposing additional High Quality Liquid Assets (“HQLA”) requirements based on the information disclosed in the ILAAP has been in effect since April 2025. As of December 31, 2025, our LCR and NSFR were 198% and 118%, respectively, and we were in compliance with the applicable regulatory thresholds of 100% and 90% in effect as of that date. Regardless of the current levels of these ratios, we cannot assure you that we will remain in compliance with regulatory requirements if, based on the ILAAP results, the regulator requires us to maintain greater amounts of HQLA. This could also lead us to acquire lower-margin financial instruments, which could have an adverse effect on our results of operations and profitability.

Changes in Credit Risk Methodologies

Since 2010, the CMF has developed and required banks to adopt diverse standardized methodologies for the determination of probabilities of default (“PD”) and loss given default (“LGD”) parameters used to calculate credit loss expenses under Chilean GAAP. Thus, in 2011 the CMF introduced a new standardized provisioning method for the individually assessed portfolio. Later, in 2014, a new standardized provisioning model for residential mortgage loans was established. In 2018, the standardized approach was extended to commercial loans in the group-based evaluated portfolio, which was supplemented in 2021 with a more precise treatment for certain sub-segments of this portfolio to achieve further alignment to Basel III. None of these rules had any impact on our results of operations under IFRS Accounting Standards or material impact on our results of operations under Chilean GAAP. On January 1, 2025, a standardized methodology to compute credit loss expenses for consumer loans became effective. This new methodology did not have any impact on our operational results or financial condition under IFRS Accounting Standards. However, the implementation of this new standardized provisioning method resulted in an impact of approximately Ch$69,035 million on our operating results before income tax for 2025, which was recognized as a release of additional provisions in accordance with Chilean GAAP. Based on the diverse changes introduced to the provisioning rules in the past, we cannot assure you that future changes, especially in the provisioning rules or related definitions, will not affect our results under IFRS Accounting Standards or Chilean GAAP, as applicable. For more detailed information on the changes in credit risk methodologies introduced by the CMF see “Item 4. Information on the Company—Regulation and Supervision—Credit Risk Provisioning.”

New Legislation, Other Bills and Regulatory Guidelines Affecting the Banking Business

Additionally, during recent years, several legal and administrative regulations have been enacted and amended to strengthen consumer protection and the relationship between financial institutions and their customers.

In May 2020, the Chilean Congress enacted Law No. 20,009, which expanded the liabilities of payment service providers, including banks, in connection with fraudulent transactions involving credit cards, debit cards, and electronic funds transfers. The implementation of this legislation has led to a significant increase in our liability exposure to customers for digital fraud in recent years. This increase was further exacerbated by the law's reduction of the requirements for customers to request reimbursement from banks in cases of fraud, resulting in a substantial rise in the number of complaints from credit card users, including instances of self-initiated fraud. Consequently, we experienced a marked upward trend in operational write-offs attributable to external fraud between 2021 and 2023. However, after the changes introduced to Law No. 20,009 through Law No. 21,673 that became effective in May 2024, we began to see a decrease in operational write-offs due to external fraud, since the new law introduced a set of responsibilities for users of credit or debit cards and specific deadlines for claiming the reversal or reimbursement of unknown charges on credit or debit cards. Notwithstanding such amendments, and although we have implemented measures and campaigns with our customers and have been able to adequately mitigate the impact of this legislation so far, we cannot assure you that we will not continue to see an increase in our liabilities or operational write-offs as a result of this legislation, particularly given the widespread use of credit and debit cards in Chile in recent years. For the year ended December 31, 2025, we incurred net operational write-offs (gross operational losses less recoveries) attributable to external fraud of Ch$13,226 million, compared to Ch$13,447 million and Ch$18,051 million in 2024 and 2023, respectively. For further information on the obligations and liabilities imposed by, and characteristics of, this legislation, see “Item 4. Information on the Company—Regulation and Supervision—Consumer-Oriented Regulation.”

Law No. 21,365 was enacted in July 2021, regulating interchange fees in the payment cards market in Chile. An autonomous and technical committee was created to determine, on a periodic basis, the fees or rates to be charged by payment card issuers such as banks (“Interchange Rates”) to the operating companies (acquirers). The technical committee is comprised of four members, each one appointed by: the Central Bank; the CMF; the Office of National Economic Prosecution (Fiscalía Nacional Económica); and the Ministry of Finance. This committee had six months to announce the first transitory limits and, afterwards, Interchange Rates will be reset every three years. On February 5, 2022, the committee announced new preliminary maximum fees of 0.6% for debit cards, 1.48% for credit cards and 1.04% for prepaid cards. On February 22, 2023, the technical committee determined the definitive scheme that will be applicable in Chile by defining a maximum interchange fee of 0.35% for debit cards and 0.80% for credit cards and prepaid cards. These limits went into effect in October 2023, and from that date the current limits will converge to the new ones during a phase-in period of 18 months. On September 30, 2024, the technical committee postponed the second phase of the interchange-rates reduction that was initially set to become effective on October 1, 2024, as a result of questions from market participants regarding the interchange rates set by the technical committee, given the significant changes evidenced in the credit and debit card market in recent years that could result in revised limits. As a consequence, as of the date of this annual report, the interchange rates were the same as those in effect on October 1, 2024, amounting to 0.5% for debit cards, 1.14% for credit cards and 0.94% for prepaid cards. Although we believe the prevailing or new limits —as currently known— will not have a material impact on our results of operations, given the uncertainty on the limits that could be determined by the technical committee in the future, we cannot currently assure you whether this new regulation will have a negative impact on the banking industry and on our results of operations in the long term.

Law No. 21,389, which creates an alimony debtor registry, came into effect in November 2022. This law requires banks and other financial service providers to retain amounts of credits granted to debtors that are registered in such registry, for the purpose of paying overdue alimonies. It further imposes fines on banks and financial institutions that do not consult the registry and do not withhold the amount specified. These fines amount to twice the money the bank should have withheld. For the year ended December 31, 2023, four Chilean banks, excluding us, were fined for not complying with the provisions of this law. For the year ended December 31, 2024, we were fined, along with five other Chilean banks, for non-compliance with the provisions established in Law No. 21,389. The fine imposed on us was informed to us on May 3, 2024, and amounted to UF111.48 (Ch$4.3 million as of December 31, 2024). We paid this fine during fiscal year 2024. For the year ended December 31, 2025, we were fined, together with five other Chilean banks (or their subsidiaries), for non-compliance with the provisions established in Law No. 21,389. The fine was imposed on us on May 20, 2025, and amounted to UF617.98 (Ch$24.6 million as of December 31, 2025). On May 29, 2025, we filed an appeal for reconsideration and reversal of this resolution. The courts resolved to dismiss the appeal and maintained the fine imposed on us by the CMF. We paid this fine during fiscal year 2025. Although we have continued optimizing our Management Information System and procedures to address the requirements imposed by Law No. 21,389, we cannot assure you that we will be able to comply with the provisions in the future if we do not have access to timely and adequate information provided by third parties or our Management Information System do not suitably discriminate customers’ information.

In December 2021, Law No. 21,398 was enacted. Among other measures to enhance consumer protection, this law introduced rules, such as: (i) requiring a competent court to construe certain provisions in favor of the consumer in court procedures, (ii) imposing new obligations applicable to financial service providers in connection with certain products, (iii) introducing new minimum requirements for pre-payments in credit transactions, and (iv) requiring an economic solvency analysis before contracting a credit product and informing the consumer of the result of said analysis, among other measures. On April 21, 2022, the Ministry of Economy, Development and Tourism published the Regulation on Analysis of Economic Solvency and Information to Consumers. This regulation, which came into force on May 4, 2024, establishes the requirements that such economic solvency analysis must contain. These new measures may increase our due diligence, operating and legal costs, affect the growth of our customer base and increase the costs associated with the management of our consumer loan portfolio. However, as of the date of this annual report, we cannot currently ascertain its impact, if any, on our results of operations in the future.

On May 30, 2024, Law No. 21,673 was published to avoid overborrowing by Chilean individuals and companies, among other purposes. This law also amended Law No. 18,010, among others, by empowering the CMF to determine the calculation algorithm or the variables to be used in the calculation of the minimum monthly payment required from credit card holders with respect to billed purchases or cash withdrawals. On June 4, 2025, through Norma de Carácter General No. 537, the CMF published the formulae and components for determining the minimum monthly payment required by banks to credit card users, together with the exceptional situations in which credit card issuers may exempt credit card users from a minimum payment requirement. In summary, the regulation establishes that the minimum payment will be determined as the sum of the Non-Financing Amount (“NFA”) plus 5% of the Financing Amount (“FA”). Whereas the NFA considers interest-free installments payable within the billing period, together with interest, fees and other charges (such as insurance premiums, taxes, etc.), the FA corresponds mainly to the outstanding capital. In addition, credit card issuers will be entitled to exempt credit card users from the minimum payment in accordance with their internal policies, only if the definitions of such payment consider the total amortization of the obligation exempted from payment over a maximum timeframe of 24 months, while the exemptions may not be granted for more than two consecutive months. This regulation will go into effect on June 4, 2026. Based on internal preliminary analysis of this new regulation, as of the date of this annual report, we do not expect it to have a material impact on our future results of operations or financial condition.

On July 3, 2024, Law No. 21,680 was published and became effective on April 1, 2026. This law creates an official information register that consolidates information on debtors’ obligations to improve credit assessment while providing more information to the Financial Market Commission for regulatory purposes. This consolidated debt register includes other-than-banking lenders as reporting entities thus allowing a more comprehensive and accurate view of the debtors’ creditworthiness. This information will be managed exclusively by the CMF and will allow lenders to access debtors' credit information and perform a more detailed credit risk assessment. Debtors, including both individuals and companies, will have the right to access their information and may request updates, rectifications or deletions if found to be incorrect. In July 2025 the CMF published the Norma de Carácter General No. 540, which defines the operating framework of the consolidated debt register by considering roles and responsibilities of reporting institutions, while in December 2025 the CMF published for public comment a framework for the obtaining, administration, and reporting of debtors’ consent in the context of the consolidated debt register. Although banks see this law favorably from the commercial and credit risk perspectives by permitting a more accurate assessment of current and future borrowers, such law may also result in both a one-time impact on expected credit losses for some specific borrowers or clusters of borrowers and increased operating expenses due to further information requests in the long run, which we are not currently able to predict.

In addition, Law No. 21,719 regulating the protection and processing of personal data was published on December 13, 2024. This law aims to improve the rules relating to the processing of personal data of individuals, so that it is carried out with the consent of the owner of such data or in cases authorized by law, ensuring standards of quality, information, transparency, and security. Likewise, the Personal Data Protection Agency was created under this law and is in charge of ensuring personal data protection. For companies in charge of managing personal data from their customers or counterparties as part of their normal course of business, starting in December 2026, the sanctions for non-compliance with the law may range from written warnings to fines of up to 4% of the company’s revenues depending on the severity of the violation and potential backsliding of large companies. This new framework could require changes in our current procedures to duly comply with these standards of data-privacy protection. If we fail to comply with these requirements or in case of breach of our systems and platforms through which we manage third-party data, we may be fined by the Personal Data Protection Agency, which could adversely affect our reputation and results of operations. For more information, see “Item 4. Information on the Company—Regulation and Supervision—Personal Data Protection Law.”

Another pending bill is expected to introduce additional requirements to judicially exercise rights attached to mortgage loan collateral, which could affect our ability to recover past-due loans by means of foreclosure. Yet another bill related to insolvency law, would limit a bank’s ability to deny providing certain banking products to personal banking customers (individuals) on the grounds that they have been debtors in an insolvency procedure in the past. Further, a bill introduced at the end of 2022 proposes to eliminate information on debtors’ behavior that occurred before the last five years, thereby limiting the available information to properly assess and evaluate the credit risks of a broad customer base. In addition, a bill proposed in March 2023 would preclude certain service providers from charging and indexing installments and bills to UF (the local inflation- indexed united of account), which in the case of banks would relate to mortgage loans granted to personal and SME banking customers. Likewise, in June 2024, a new bill was introduced in the lower house that aims to provide individual debtors with a timeframe of 13 years to repay both commercial and consumer loans granted by local banks while cancelling any type of interest previously agreed on such loans and prohibiting interest compounding over time. Also, in April 2025 a new bill was introduced in the lower house with the aim of prohibiting financial and healthcare institutions from setting age limits for customers when offering their services. In the case of banks, the bill proposes that credit-granting decisions be based only on objective criteria related to the loan applicant’s payment capacity and credit risk, without considering age as a determinant factor in the commercial decision. Also, banks will have to maintain a granular recordkeeping process that shall be subject to oversight by regulatory bodies. If enacted, such laws may limit the effectiveness of our credit evaluation process and the due diligence we perform over potential customers, may generate mismatches between assets and liabilities denominated in UF, or deteriorate our asset quality and require us to increase provisions for expected credit losses while affecting our results of operations.

From the consumer-protection perspective, in July 2025 a new bill intended to modify the General Banking Act was introduced for discussion in the Chilean lower house, which seeks to allow banking customers to gather in customer associations to negotiate interest rates, credit restructurings or any other topic covered by the customer-bank relationship. Also, customer associations would be entitled to form federations to represent customers of two or more banks and negotiate for the benefit of their members. According to the bill, banks would be compelled to recognize those associations and to negotiate with those composed of their customers. Also, the bill establishes that a representative of the customer associations or federations would be part of banks’ boards of directors.

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

In September 2023, a Chilean private consumer body requested to the Chilean Antitrust Court (Tribunal de Defensa de la Libre Competencia) to initiate a regulatory recommendation process to propose to the President of Chile a draft bill to regulate the participation of conglomerates in the Chilean economy. As of the date of this annual report, this process is pending a decision by the Chilean Antitrust Court.

There are several bills introduced in recent years that would modify matters related to loans and credit products, such as interest-rate ceilings, prepayment fees, and the possibility of capitalizing interests. Some of them also aim to ease the financial burden of certain banking borrowers, such as SMEs and individuals. These bills, if enacted, may increase the costs of our consumer loan and mortgage products by setting higher mandatory protections for customers.

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

Similarly, in March 2024, the SEC adopted rules aimed at enhancing and standardizing climate-related disclosures. The rules require registrants to include certain climate-related information in their registration statements and annual reports, including data regarding greenhouse gas emissions and information regarding climate-related risks and opportunities and related financial impacts, governance, and strategy. However, in March 2025, the SEC voted to end its defense of such rules. On September 12, 2025, the U.S. Court of Appeals for the Eighth Circuit maintained a pause on litigation regarding the rule and directed the SEC either to defend the rules or propose changes through notice-and-comment rulemaking. However, the Court did not impose any deadlines on the SEC, and the SEC has not taken further action. The September 4, 2025 Unified Agenda of Regulatory and Deregulatory Actions (the "Regulatory Agenda"), which outlines forthcoming actions by the SEC and other administrative agencies, did not include re-proposal of the rules. Accordingly, the climate-related disclosure rules issued by SEC currently have no legal force.

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

According to the Chilean banking regulation, demand deposits and time deposits are subject to reserve requirements of 9.0% and 3.6% (with terms of less than one year), respectively. However, the Central Bank is entitled to require banks to maintain reserves of up to 40.0% for demand deposits and up to 20.0% for time deposits, to the extent needed for monetary policy purposes. In addition, if the aggregate balance of demand deposits and other demand accounts (e.g., deposits in current accounts, other demand deposits or obligations payable on demand and incurred in the ordinary course of business, saving deposits that allow unconditional withdrawals that bear a stated maturity, and other deposits payable immediately unconditionally) held by a bank exceeds 2.5 times its Total Regulatory Capital (including CET1, additional Tier 1 capital and Tier 2 capital) the bank is required to set aside a technical reserve equivalent to the full amount of that excess. In addition, under Basel III, banks denominated as D-SIB could be subject to stricter technical reserve requirements by which the threshold of 2.5 times the Total Regulatory Capital could be reduced to 1.5 times. The imposition of this additional requirement depends on the assessment of the CMF, although the decision must be agreed with the Central Bank. The CMF first designated six local banks (including us) as D-SIBs in March 2021. Our designation was subsequently reaffirmed in March 2022, March 2023, April 2024, April 2025 and March 2026, resulting in the imposition of a systemic capital charge on us. However, as of the date of this annual report, we have not received any notice of additional requirements—such as stricter technical reserve thresholds—arising from our D-SIB designation. Nonetheless, we cannot assure you that we will not be subject to such additional requirements in the future, to the extent we continue to be qualified as D-SIB, which in turn could impact our capacity to sustain balance sheet growth or lead us to raise funding from alternative sources if a greater amount of demand deposits must be set aside, which could have a material adverse effect on our net interest margin and results of operations. For more information on the implementation of the systemic buffer, see “Item 3. Key Information—Risk Factors—Stricter banking regulations and changes in law may constrain our operations and thereby adversely affect our financial condition and results of operations.”

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

These new ways of doing business are based on the disintermediation of traditional banking service providers. Some of these companies may have more resources than us, including larger customer bases, stronger brand recognition and more effective marketing tools to approach banking current or potential customers. They may also adopt more aggressive pricing, while devoting significant resources to technology, infrastructure and marketing as it is part of their core business. Some of these non-banking competitors have recently commenced to be regulated by the CMF for purposes of banking supervision through Law No. 21,521, which regulates fintechs and open banking by establishing a general framework for financial services provided through technological means (including banks) in order to protect financial customers and data privacy while preserving financial stability and strengthening anti money-laundering. Although this law introduced specific requirements for fintechs, they are not subject to the same solvency, liquidity or reserve requirements imposed by the banking regulator, among other requisites, if any, as banks generally are. Therefore, these providers represent a challenge for the traditional banking industry that may result in lower margins and profitability in the future. Nevertheless, banks continue to be the main suppliers of loans, leasing, factoring and mutual fund management, directly or indirectly through subsidiaries, while growing quickly in insurance brokerage services. By the end of 2025, the CMF published for public comment a set of amendments to the open banking regulations addressing the exchange of information between banks and payment card issuers through the open banking system. The proposed modifications seek to implement the open banking system on a more gradual basis, improve operational feasibility, and ensure a proper balance between innovation, competition, and financial stability. Accordingly, the proposed regulation extends the rollout schedule, introduces interim milestones and a testing phase before full enforcement, simplifies the participation requirements imposed on certain players, refines the management of user consent, reinforces data traceability and interoperability rules, adjusts governance and operational responsibilities among participants, and enhances technical protocols for APIs and IT testing environments. Notwithstanding the evolution of the regulatory framework for fintechs and open banking, there remain uncertainties regarding final technical standards requirements, the cost compensation model, regulatory symmetry, operational burden and legal liability. To address these issues, the CMF convened a working group with representatives from participant industries, which is expected to inform supplementary rulemaking. However, we cannot assure you that the current regulatory framework or competitive landscape will develop in a manner that is favorable to us. For more information on these matters and on the implementation process of Law No. 21,521, see “Item 4. Regulation and Supervision—Fintech Law.”

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

In addition, the continuous introduction and application of new technologies, including –but not limited to– distributed ledger, artificial intelligence (“AI”) and biometrics, to provide customers with diverse financial products and services, may result in substantial expenditures to adapt and update our existing products and services as we continue to grow our internet and mobile banking capabilities and could result in direct financial and non-financial risks and indirect risks related to loss of competitive position. In this context, competitors could adapt faster than us to these new trends, which could lead to a temporary competitive disadvantage that could translate into lower revenues or a reduced ability to raise funding from retail depositors as customers may choose to conduct business with other financial service providers. Since we are aware of these new trends, we have devoted efforts to adapt our organization in pursuit of enhanced flexibility while looking for business and technological partnerships in order to take advantage of business opportunities arising in the market while keeping our value offerings adapted to new customers’ needs. As such, we have continued to deploy our digital strategy to offer tailored services and products to customers from different segments by leveraging our strategic capabilities, entering into alliances with other banking and non-banking providers, developing innovative digital solutions, and reinforcing benefits from using our payment and savings systems. We cannot assure that present or future competitors will not copy our strategy to launch new digital products or enter into digital alliances or that they will not develop better solutions by acquiring more modern technology or designing more innovative solutions.

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

Further, following the new rules issued in recent years by the Chilean regulator, the processing and merchant acquiring services for payment cards (particularly related to new acquirers) may now be accomplished through a four-party mechanism, as done in some developed economies. This model facilitates the entry of new market players. As of December 31, 2025, a significant part of transaction processing services continued to be provided in Chile by Transbank S.A., a company owned by us and nine other banks (of which we held a 26.16% direct ownership as of December 31, 2025). However, some of the main Chilean banking players, including us, have already begun to implement the new four-party model for their own business. In this regard, on July 29, 2024, we created a dedicated acquiring and processing credit and debit card subsidiary named “ Operadora de Tarjetas Banchile Pagos S.A.” (“Banchile Pagos”), which is owned by Banco de Chile (99.9% share ownership) and Banchile Asesoría Financiera S.A. (0.1% share ownership). This subsidiary participates in the new four-party model with other banking and non-banking competitors. When creating this subsidiary, we granted a mandate to an independent third party to exercise all our voting rights in Transbank S.A. without receiving instructions from, nor sharing information with, us. Also, given the new four-party model, on January 23, 2023, the Chilean Association of Banks and Financial Institutions (“ABIF”) announced the willingness of banks participating in the ownership of Transbank S.A. to relinquish part or total control of the company, process that, as of the date of this annual report, is still open. In addition, as previously mentioned, a technical committee is responsible for determining the maximum interchange fees that may be charged by credit card issuers (including us) to companies that provide merchant acquiring services.

Also, by the end of 2025, the Central Bank approved regulations for a new payment clearinghouse for low-value transactions, which is expected to start operations in the second half of 2026. The entry of new participants into the local payment infrastructure may increase competition in diverse markets, such as current accounts and debit cards, produce disruptions in the flow of transactions within the local financial system, or result in further capital expenditures on information technology.

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

Although we have historically been focused on wholesale banking, over the last years we have continued to reorient our commercial strategy to increase penetration of the retail banking segment. In fact, according to our Management Information System, the share of the retail banking segment in our total loan book has increased from 64.1% in 2020 to 67.5% in 2025. Although this trend has been primarily associated with an expansion in middle- and higher-income personal banking, our retail banking segment is also composed of small and medium-sized companies (approximately 13.8% of our total loan book as of December 31, 2025, which consists of companies with annual sales of up to approximately UF70,000 (approximately Ch$2,781 million or U.S.$3.1 million). Since these customers are likely to be more severely affected by adverse developments in the Chilean economy than large corporations and higher-income individuals, we may be exposed to higher levels of delinquency and subsequent charge-offs in the future, which could result in materially higher allowances for loan losses that could adversely affect our results of operations.

As of December 31, 2025, our past-due loans (loans 90-days or more past due) amounted to Ch$721,003 million, which represented a 15.8% annual increase when compared to the Ch$622,440 million recorded in 2024. These figures translated into an increase in our total past-due ratio (loans 90-days or more past due over total loans) from 1.60% in 2024 to 1.83% in 2025. According to our Management Information System, as of December 31, 2025, our past-due loans (loans 90-days or more past due) were composed of 87.6% of retail banking 90-days or more past-due loans (consumer and residential mortgage loans to individuals, as well as commercial loans to small and medium sized companies) and 12.4% of wholesale banking 90 days or more past-due loans (commercial loans to large companies and corporations). During the prior fiscal year, our past-due loans (90 days or more) portfolio was composed of 90.1% retail banking past-due loans (90 days or more) and 9.9% wholesale banking past-due loans (90 days or more).

Diverse financial and economic dynamics contributed to the increase in both the amount of total past-due loans and our total past-due loans ratio from 2024 to 2025, with these trends present across all lending families and business segments. According to our Management Information System, the increase in past-due loans was mainly explained by an annual increase of Ch$64,881 million in retail banking past-due loans (loans 90 days or more past due). This change, in turn, was primarily explained by an increase of Ch$57,922 million in personal banking loans, attributable to higher delinquency in both residential mortgage and consumer loans, which resulted in year-end past-due ratios that exceeded the levels seen before 2020. These trends have been caused by several factors which have negatively impacted the entire industry, such as unemployment rates higher than average levels seen in previous years, the effect of cumulative inflation on tradable and non-tradable goods that has negatively impacted household disposable income, and lagged effects of subdued economic growth after the end of the COVID-19 pandemic. In the case of commercial loans granted to SMEs, we also experienced an annual increase in past-due loans, amounting to Ch$6,959 million in December 2025 when compared to December 2024. The increase in this banking unit was primarily driven by the end of state-guaranteed programs for support of these kinds of companies and the maturity of loans formerly granted under such programs. In this regard, the modest evolution observed for leading economic activity indicators during the year, together with tempered business activity in the wholesale banking segment resulted in increased delinquency for small- and medium-sized companies. Similarly, the wholesale banking segment recorded an increase of Ch$33,682 million in past-due loans (loans 90 days or more past due) as of December 31, 2025, compared to a year earlier. This increase in delinquency was driven by reduced business activity in some specific industries and was particularly concentrated in our large companies banking unit and, to a lesser extent, in the corporate banking unit. As mentioned earlier, although private investment grew in 2025, the recovery was primarily concentrated in the mining and energy sectors, which represent a small share of our commercial loan portfolio, while the exports sector also presented a lower expansion in comparison with the performance observed in 2024. Accordingly, business activity in most of the industries continued to be tempered in 2025, which translated into worsened risk profiles for some customers.

As a result, the total past-due ratios (90 days or more past-due loans over total loans) increased from 1.81% in 2024 to 1.96% in 2025 in the retail banking segment and from 0.51% in 2024 to 0.88% in 2025 in the wholesale banking segment.

Given the unpredictability of certain social developments, the effects of political and social events in Chile affecting consumer confidence and business sentiment, international health events such as pandemics or epidemics, market fluctuations, changes to macroeconomic indicators, effects of global armed conflicts on the worldwide and local economies and delayed effects of these developments, may affect our diverse customer segments, we cannot assure you that we will be able to maintain a balanced risk-return equation if some or all of these developments materialize in the future. In this regard, economic recessions, social turmoil or market volatility could adversely affect the financial condition of our borrowers, which could translate into an increase in our non-performing loans, impair our loan portfolio and result in lower demand for our loans. Any of these trends could have a material adverse effect on our business, financial condition and results of operations.

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

Our results of operations depend greatly on our net interest income (including both net interest income and net inflation-indexation income), which represented 68.3% of our total operating revenues as of December 31, 2025. Changes in nominal interest rates and inflation could affect the interest rates earned on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities, resulting in lower net interest income. Likewise, changes in the inflation rate could affect the contribution of our inflation-indexed net asset position in the banking book, which could translate into lower inflation-indexation income. Inflation and interest rates are sensitive to several factors beyond our control, including the Central Bank’s monetary policy, deregulation of the Chilean financial sector, local and international economic developments and political conditions, among other factors. In addition, changes in interest rates affect the fair value of tradable securities and other investments or assets and are therefore exposed to potential negative value adjustments. Similarly, changes in the inflation rate could have an indirect effect on interest rates and a direct impact on revenues coming from assets indexed to the variation of the CPI or the UF, which is a functional currency indexed to the CPI. Therefore, any volatility in interest rates and inflation could have a material adverse effect on our results of operations and financial condition. Also, real negative interest rates could negatively impact our ability to raise funding for our operations, particularly for short-term maturities, which could result in higher funding costs and lower net interest margin.

The average annual short-term nominal interest rate in Chile for 90 to 360 day deposits received by Chilean financial institutions was 9.83% in 2023, 5.74% in 2024 and 4.69% in 2025, following the trend seen in the monetary policy interest rate, which averaged 10.5% in 2023, 6.2% in 2024 and 4.9% in 2025. The evolution of the reference rate has been associated with the attempts of the Chilean Central Bank to control inflation over recent years. As inflation began to decrease over the second half of 2023, the Central Bank began to reduce the monetary policy rate, which continued in 2024 by taking the reference rate from 8.25% on December 31, 2023 to 5.0% on December 31, 2024. During 2025, the Chilean Central Bank continued to reduce the monetary policy interest rate towards a neutral level, though at a slower pace due to certain inflationary pressures related to the delayed recognition of changes in energy prices (postponed due to ease the effect of the economic aftermath of the COVID-19 pandemic on household incomes). As a result, the monetary policy interest rate decreased from 5.0% on December 31, 2024, to 4.5% as of December 31, 2025. For 2026, the Chilean Central Bank has anticipated the monetary policy interest rate would converge to neutrality as long as inflation rate remains within the two-year target range, as expected. As of March 31, 2026, the monetary policy interest rate remained at 4.5%. Similarly, the average interest rate paid by Chilean financial institutions for 90 to 360 day Chilean peso denominated deposits was 4.39% in the three-month period ended on March 31, 2026. Regarding long-term interest rates, the average long-term nominal interest rate based on the interest rate of the ten-year bonds traded in the secondary market, issued by both the Central Bank and the Chilean Government, was 5.66% in 2023, 5.79% in 2024 and 5.68% in 2025. In 2025, long-term nominal interest rates showed a general downward trend rooted in inflationary pressures that decreased over the year, after the impact produced by electricity bills over the first half of 2025, as the 12-month inflation rate continued to decline to the monetary policy target range of 2% to 4%, from which point market agents’ expectations on inflation stabilized at 3%. As a result, the interest rate of ten-year Chilean peso denominated bonds, issued by both the Central Bank and the Chilean Government, decreased from an average level of 5.76% in December 2024 to an average of 5.36% in December 2025. In the three-month period ended March 31, 2026 the interest rate for the same Central Bank and Chilean Government bonds averaged 5.40%, while reaching an average of 5.56% for the month of March 2026.

Prior to 2021, inflation in Chile had been moderate, especially in comparison with periods of high inflation experienced in the 1980s and 1990s. High levels of inflation in Chile could adversely affect the Chilean economy, consumer purchasing power, household consumption and investment in machinery and equipment and, therefore, the demand for financing and our business. The annual inflation rate (as measured by annual changes in the CPI and as reported by the Chilean National Institute of Statistics) during the last five years and the first three months of 2026 was:

Year	Inflation (CPI Variation)
2021	7.2%
2022	12.8
2023	3.9
2024	4.5
2025	3.4
2026 (through March 31, 2026)	1.4%

Source: Chilean National Institute of Statistics

In 2025, the inflation rate, measured as CPI variation, was 3.4%. This CPI variation was within the medium-term inflation target range of 2% to 4% as set by the Chilean Central Bank and favorably compared to the level of 4.5% registered in 2024. The decrease in the inflation rate was the consequence of several factors that resulted in a steady decrease in core inflation and volatile prices. In this regard, the inflation rate for tradable goods declined as a result of the positive impact on local prices of: (i) the 9.5% appreciation of the Chilean peso against the U.S. dollar between December 2024 and December 2025, which benefited prices of tradable goods indexed to the exchange rate, (ii) the potential impact of international trade redirection as a result of an upward revision of tariffs for certain trade players in specific destinations, (iii) an unusual behavior of some volatile food prices that declined significantly over the year, particularly fruits and vegetables, (iv) a monetary policy interest rate that remained above neutral levels to keep aware of inflationary pressures, and (v) subdued household consumption in alignment with overall economic activity. Consequently, 12-month inflation for tradable goods decreased from 4.2% in December 2024 to 2.7% in December 2025. To a lesser degree, the annual variation of CPI for non-tradable goods decreased from 5.0% in December 2024 to 4.4% in December 2025, which was primarily explained by: (i) a smoother convergence to the inflation target range as a result of energy prices that continued to internalize the adjustment in electricity bills, especially in the first half of the year, and (ii) prices of services that reflected the impact of increased labor costs, given the increase in minimum wages and the reduction in weekly working hours. As a result of the decreasing trend recorded by the inflation rate over 2025, the Chilean Central Bank continued to deploy an easing monetary policy, although at a slower pace than in 2024, primarily due to the higher volatility observed in local prices, which could have impacted inflation. Thus, after taking the reference rate from 8.25% in December 2023 to 5.0% in December 2024, the Central Bank took the overnight rate to 4.5% in December 2025 through two cuts of 25 basis points each in July 2025 and December 2025. Although we benefit from a higher-than-expected inflation rate in Chile in the short term, due to the structure of our assets and liabilities (we have a net asset position indexed to inflation, which is composed of both an economic hedge of our shareholders’ equity against the effect of inflation on the loss in purchasing power and directional positions taken by our treasury as part of our asset and liability management strategies and risk appetite), significant and persistent increases or decreases in inflation with respect to current levels or the target set by the Central Bank could adversely affect our net interest income, results of operations and, therefore, the value of our securities and profitability in the long term.

Additionally, measures being taken by the Central Bank to control inflation may adversely affect the Chilean economy, the banking business and our results of operations and financial condition. In this regard, the measures adopted by the Central Bank in the past to control inflation have included monetary policy interest rate hikes, which have restricted the demand for loans while negatively affecting economic growth through constrained household spending and capital expenditures. As mentioned earlier, in 2025, the Central Bank reduced the monetary policy interest rate twice, ending the year at 4.5%. Although the Central Bank has declared the intention to reduce the monetary policy interest rate towards neutral levels in 2026, this will finally depend on the evolution of 12-month inflation and its eventual convergence to the medium-term target. As of March 31, 2026, the monetary policy interest rate remained at 4.5%.

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

Most of our loan portfolio is subject to prepayment risk, which is associated with the borrowers’ or issuers’ ability to pay off an obligation prior to its maturity. Prepayment risk increases when interest rates decline, which could result in unexpected repricing of our assets that may have a material adverse effect on us if we are not able to reprice our liabilities. In the past, prepayment risk has had an adverse impact on credit card loans and residential mortgage loans by reducing the average repricing tenor of these assets, which may result in mismatches with liabilities used to finance them that could be just partly offset by investment choices at lower interest rates or prepayment fees charged to borrowers that only represent a portion of the incurred financial loss. After the COVID-19 pandemic, short-term interest rates increased significantly from the levels seen after the subprime crisis due to the attempts of central banks to control the inflationary wave observed across the globe. Likewise, greater fiscal deficits in developed and developing economies, concerns over the convergence of inflation rates to target levels in the medium-term given economic growth expectations and increased household consumption, resulted in an increase in long-term interest rates. In Chile, such effect was amplified by pension funds withdrawals approved by Congress to help the population to address the economic aftermath of the pandemic. As inflation ceded, the Chilean Central Bank decided to ease the monetary policy by reducing the monetary policy interest rate towards neutral levels in 2025. Although long-term interest rates continue to be above pre-pandemic levels, they also decreased in Chile during 2025. Notwithstanding these trends, lower-than-forecasted economic dynamism or a decrease in inflationary pressures may result in lower interest rates in the future. Also, in the past, there have existed diverse initiatives sponsored by the Chilean government or members of Congress intended to limit prepayment fees, which could have a negative effect on our results if implemented, in an amount that we are not able to estimate. Accordingly, we cannot assure you that any future changes related to prepayment fees or a decline in interest rates to the levels seen prior to 2019 will not have a material impact on our business.

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

Likewise, in the normal course of business, we develop and utilize diverse models for risk management purposes, which rely on assumptions, judgment and statistical simulations, which could lead us to inaccurate conclusions and inadequate decision making. For these purposes, we also rely on inputs and information provided by third parties. For example, we assess the credit quality of our borrowers based on the information that is available in Chile regarding their indebtedness with the financial system. This includes information provided by the CMF, the local credit bureaus, databases we have created through the years and other public sources. Also, as mentioned in this annual report, a consolidated debtor registry that includes banking and non-banking loan providers in the form of credit card loans, leasing loans, factoring loans, and other credit obligations, particularly for individuals, is expected to be in place during 2026. Therefore, information on the indebtedness of our customers and non-customers with these lenders is not publicly available or consolidated with borrowings from banks as of the date of this annual report. As such, our assessment of customers for the scoring and provisioning processes may be based on partial, inaccurate or unreliable information on the borrowers’ creditworthiness, which could lead us to increase our expected credit losses in the future once complete information is fully available through the consolidation of customers’ indebtedness with all banking and non-banking lenders. In addition, we retrieve financial information, such as interest rates, exchange rates, swap spreads, credit spreads and option volatilities from extensively used financial terminals and well-known market data providers that, nevertheless, could be inaccurate or could misrepresent actual market conditions that may result in inadequate conclusions about financial exposures.

Moreover, the cessation or replacement of certain rates, market indices or benchmarks extensively used by financial markets and practitioners for valuation purposes, such as interest rates or foreign exchange rates indices, could also impact the accuracy of the estimates we include in our financial statements. An example of such changes was the transition from the London Interbank Offer Rate or LIBOR to the Secured Overnight Financing Rate or SOFR, which did not have a material impact on us. However, it is important to note that we cannot predict the future performance of SOFR and other alternative benchmarks that replaced LIBOR. Likewise, we cannot assure you that other similar reforms and changes or the establishment of alternative reference rates or any other reforms to these reference rates that may be enacted will not have a material impact on our results of operations in the future.

Market turmoil could result in negative adjustments to the fair value of our financial assets, which could translate into a material effect on our results or financial condition.

Over the last decade worldwide financial markets have been subject to stress coming from diverse fronts that has resulted in sharp temporary changes in interest rates and credit spreads, including those related to the effects of the COVID-19 pandemic, the banking crisis in the United States and Europe during the spring of 2023, and more recently, the impact of geopolitical conflicts arising in eastern Europe and the Middle East, and changes in the foreign policy of the United States, particularly in relation to migration, criminality and trade matters, all of which have also affected or could further affect the Chilean economy and the local financial market to different extents. We have material exposures to debt securities issued by the Chilean Government and the Chilean Central Bank and to other fixed-income securities issued by local and foreign banking and corporate issuers. Most of these securities are measured at fair value with direct impact either on our income statement (trading securities) or through other comprehensive income, while a remaining minor portion is measured at amortized cost. Therefore, these positions expose us to potential negative fair value adjustments in the short- or medium-term and to impairments in the long-term, if dramatic and unexpected changes in short- or long-term local and foreign interest rates and credit spreads take place. Any of these factors could have a material adverse effect on our results of operations and financial condition.

In general terms, in 2025, the Chilean financial market was marked by an overall decline in interest rates and lower volatility than in previous years. In particular, as inflation began to recede over the second half of the year, interest rates steadily decreased when compared to December 2024. In this context, the monetary policy interest rate decreased from 5.00% as of December 31, 2024 to 4.50% on December 31, 2025. Thus, in 2025, the Central Bank continued to deploy an easing monetary policy as expected, although at a slower pace than in 2024, mainly due to 12-month inflation records that remained above the Central Bank’s two-year target range for most of the year while only converging close to the midpoint of the target range by December 2025. Aligned with the evolution of the monetary policy interest rate, the average interest rates paid by Chilean banks on 90 to 360-day deposits decreased from 5.0% in December 2024 to 4.38% in December 2025. In the case of long-term interest rates, we witnessed an average decline over the year, as evidenced by interest rates of ten-year Central Bank bonds denominated in Chilean peso that decreased from 5.76% on average in December 2024 to 5.36% on average in December 2025, while interest rates for ten-year Central Bank bonds denominated in UF decreased from an average of 2.42% in December 2024 to 2.33% on average for the month of December 2025. The evolution of longer-term interest rates was marked by increased confidence of market agents in the Central Bank’s commitment to returning inflation to the neighborhood of 3% in the medium term, which resulted in a decrease in nominal interest rates and, to a lesser degree, in real interest rates. Based on these changes, the Chilean peso yield curve steepened by the end of the year as evidenced by an average term spread between interest rates of ten-year Central Bank bonds denominated in Chilean peso and the monetary policy interest rate that changed from -0.42% in 2024 to 0.8% in 2025 and from 0.61% in the month of December 2024 to 0.73% in the month of December 2025.

Globally, after a period of tightening monetary policies deployed across the globe to control inflationary pressures in both developed and developing economies, central banks continued easing their monetary stances in order to reactivate economic growth and avoid an increase of unemployment rates. Accordingly, the Federal Reserve of the United States decreased the reference interest rate from 4.50% on December 31, 2024, to 3.75% on December 31, 2025, while the European Central Bank took the monetary policy interest rate from 3.00% on December 31, 2024, to 2.00% on December 31, 2025. For longer terms, interest rates of U.S. ten-year bonds displayed an average downward trend in 2025 by decreasing from 4.6% on December 31, 2024, to 4.2% on December 31, 2025.

These factors had mixed impacts on the market value of financial assets for the entire industry and us, including financial instruments measured at fair value with direct impact on the income statement and those measured at fair value through other comprehensive income.

As of December 31, 2025, our fixed-income portfolio was composed of securities measured at fair value through profit or loss (including debt securities and other trading positions while excluding derivatives) amounting to Ch$3,523,961 million (approximately U.S.$3,914 million), financial instruments measured at fair value through other comprehensive income (including minor equity positions held by our securities brokerage subsidiary) amounting to Ch$3,560,203 million (approximately U.S.$3,954 million), and financial instruments measured at amortized cost (so not affected by changes in market factors in terms of fair value adjustments) for an amount of Ch$460,937 million (approximately U.S.$512 million), which are mostly concentrated in bonds and notes issued by the Central Bank and the Chilean Government. Likewise, as of the same date we maintained asset and liability balances in derivatives held for trading and derivatives hedge accounting measured at fair value of Ch$1,899,181 million (approximately U.S.$2,109 million) and Ch$2,378,551 million (approximately U.S.$2,642 million), respectively.

The approval of additional pension fund withdrawals by Congress, the introduction of further changes to the pension fund system, increased uncertainty regarding economic and social reforms to be implemented by Chile’s current or future administrations, increased and persistent fiscal deficit in Chile, significant changes in global trade as a result of the new tariffs foreign policy adopted by the current U.S. administration and potential retaliation of other countries in response to revised tariffs, changes in the U.S. foreign policy in relation to South America and Caribbean region, or the persistence of armed conflicts in eastern Europe and the Middle East or the sudden escalation of international conflicts, such as the events involving the United States, Israel, Iran and other countries of the Middle East which escalated in March 2026, market turmoil associated with the financial distress of local or global banking players and internal or external forces sustaining persistent inflation, among other factors, could cause further increases in short- and long-term local interest rates, which could have additional impacts on the market value of our fixed-income portfolio measured at fair value.

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

As all large financial institutions, we are exposed to many operational risks, including the risk of fraud by employees and outsiders, failure to obtain suitable internal authorizations, failure to properly document in-person and online transactions, equipment failures, new technologies (such as artificial intelligence), mistakes made by employees and natural disasters, such as earthquakes, tsunamis, wildfires, and floods.

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

We could also be affected by operational disruptions associated with intentional or unintentional mass employee absence due to social unrest, demonstrations, street riots, transportation or energy services interruptions, massive strikes or strikes at an industry level, massive epidemic or pandemic outbreaks, among others.

In addition, given recent changes in the way we provide services to our customers, which have resulted in a wide array of digital solutions ranging from refurbished websites to improved mobile applications for smartphones and tablets, we are increasingly dependent on the stability of on-site servers, remote servers or cloud servers in order to provide timely and high standard services. Disruptions or interruptions in connectivity or operational disruptions could lead to a deterioration in our service quality indicators and, more specifically, customers complaints, legal actions, and reputational damage. Similarly, as the use of a wide array of technological solutions—including AI, distributed ledger technology (DLT), blockchain, and quantum computing—becomes common, we may be increasingly exposed to risks related to flawed or poor algorithms, false inferences or outputs, heightened legal and regulatory challenges and inadvertent disclosure of proprietary or confidential information. Although these technological solutions are expected to improve efficiency, transparency and traceability, they also translate into technological and operational risks, which eventually could negatively affect the integrity and resilience of operations. Also, there is no certainty that we will be able to adopt new technology to replace critical systems and applications that become obsolete. In this regard, in the migration process of legacy systems to hybrid or fully distributed environments, we may face transitional, technological and integration difficulties that could affect system resilience, data integrity and cybersecurity. These factors could adversely affect our ability to deliver critical services, to comply with regulatory requirements, and to maintain the continuity of our operations. Although we strive to continually improve the stability of our services while reinforcing protocols to overcome new technological challenges that may impact our operations, we cannot assure you that specific events that could affect our results of operations, financial condition, or the value of our shares and ADSs, will not occur.

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

The use of AI, machine learning and data-driven models and adoption of new technologies may increase our exposure to operational, regulatory, legal, reputational, and financial risks, which could adversely affect our business, results of operations, and financial condition.

We use and expect to expand our use of AI, machine learning and data-driven models in customer interactions, micro-credit assessment, risk management, financial research and analysis, internal data processing, fraud detection, and support tools for commercial decision making, among other tasks. Although the design, development, implementation, and ongoing operation of these technologies are accompanied by appropriate usage protocols and human oversight, they may result in risks and challenges that are difficult to anticipate or fully mitigate. In this regard, these technologies may produce inaccurate, incomplete, biased, inconsistent, or inappropriate outputs due to limitations in data quality, failures in model design, ineffective human oversight, incomplete training processes, incorrect underlying assumptions, or abrupt changes in the economic, business or social environment. As such, weaknesses in data governance, insufficient data quality controls, biased or unrepresentative datasets, or unauthorized access to or use of data may impair AI tools and model’s performance. Accordingly, the use of AI tools and models is expected to rely on effective model risk management and data governance, independent validation, and ongoing monitoring. If these controls are not effective, if model limitations are not identified in a timely manner, or if the AI tools we use are alleged or determined to be unreliable, insufficiently explainable, unfair, or otherwise inconsistent with applicable legal, regulatory, or ethical expectations, we could experience incorrect decision-making, model failures, obsolescence, compliance issues, customer dissatisfaction and loss of trust, failure to comply with personal data and consumer protection requirements, financial losses, deterioration of our competitive position, increased operational risk, potential cybersecurity breaches, increased litigation and reputational risk.

Also, the development and deployment of AI technologies may increase our reliance on third-party vendors, cloud providers, and specialized technology and consultancy firms. Concentration among service providers, deficiencies in third-party risk management or controls, data handling failures, or changes in contractual terms may disrupt our operations, constrain our ability to use certain AI capabilities, or increased operating expenses. In addition, AI techniques may be used by cybercriminals to facilitate fraud, cyberattacks, identity theft, or disinformation, which may increase the frequency, sophistication, or impact of such incidents.

Furthermore, it is important to note that the regulatory and supervisory framework applicable to AI is in continuous evolution and may change significantly in the coming years. Current and future laws, regulations, supervisory guidance, and enforcement actions relating to AI, machine learning data usage, model governance, algorithmic accountability, and ethical standards may impose additional compliance requirements or result in more sophisticated oversight expectations. These developments could translate into restrictions or specific conditions for the use of certain technologies or data, increased complexity in the adoption or implementation of new technologies, higher operating expenses related to compliance, litigation, remediation measures, fines, penalties, or other supervisory requirements, together with increased capital expenditures aimed at reinforcing cybersecurity protocols and bolstering data handling capabilities.

See also “Item 3. Key Information—Risk Factors—Risks Relating to our Operations and the Chilean Banking Industry—Cybersecurity events could negatively affect our reputation or results of operations and may result in litigation”; “Item 3. Key Information—Risk Factors—Risks Relating to our Operations and the Chilean Banking Industry—Operational problems, errors, criminal events or terrorism or other events relating to force majeure may have a material adverse impact on our business, financial condition, and results of operations” and “Item 4. Information on the Company—History and Development of the Bank—Technological Projects.”

Cybersecurity events could negatively affect our reputation or results of operations and may result in litigation.

We have access to large amounts of confidential financial information and hold substantial financial assets belonging to our customers as well as to us. In addition, we provide our customers with online access to their accounts. Customers can transfer substantial financial assets in Chile and abroad through electronic channels, while purchasing goods or withdrawing funds with credit and debit cards issued by us in Chile and abroad. Among the most significant cyber-attack risks that we are constantly facing are internet fraud and loss of sensitive information, both from our customers and ourselves. Loss from internet fraud occurs when cyber criminals extract funds directly from customers’ or our accounts using fraudulent schemes that may include internet-based fund transfers or fraudulent charges in credit and debit cards. We are also exposed to cyber-attacks, hacking and other cybersecurity incidents in the normal course of business. More recently, given the fast development and spreading of AI tools, new and increasingly sophisticated and effective cybersecurity threats are constantly arising, which poses a challenging environment for the development of new digital-based solutions for customers and the introduction of new technologies for middle- and back-office tasks. Thus, as a financial institution, we are under a constant threat of suffering losses due to these reasons. In addition, our risk and exposure to these matters remains heightened because of the evolving nature and complexity of these threats from cybercriminals and hackers, the increased reliance on new technologies (including new developments in AI), our plans to continue to provide and enhance our internet banking and mobile banking channels, and our plans to develop additional remote connectivity solutions to serve our customers. Accordingly, cybersecurity is a material risk for us.

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

Since we suffered a cyber-attack in 2018, we have continued to enhance our data security and IT infrastructure and have consistently enhanced our cybersecurity protocols, infrastructure, and access-control to our networks, while simultaneously improving our technological capabilities and human resources on the detection and management of high-risk threats. We have worked on creating a corporate culture on cybersecurity matters, establishing cybersecurity guidelines for providers, and enhancing internal channels to report cybersecurity threats. Likewise, we have made advances in cybersecurity standards for datacenters and the cloud while developing new cybersecurity capabilities. We continued to reinforce the corporate culture on cybersecurity while enhancing measures and means to enhance confidentiality of our customers’ private information. Furthermore, in 2023, we deployed an “Awareness Program” for employees, customers, suppliers and the overall community. In 2024, we continued to deploy the main pillars of our cybersecurity strategy, which become increasingly important in the context of our digital strategy and the increased use of AI. Thus, we developed and promoted internal channels to facilitate the reporting of suspicious cybersecurity threats by our personnel through our corporate Awareness Program. Such measure resulted in a 42% increase in the number of threats reported in 2024 compared to 2023.

In 2025, we focused on strengthening measures countering identity theft and cybersecurity risk in response to new emerging threats. The measures implemented included access control for human and non-human identities; protection of customer and employee data; and comprehensive risk management throughout the ecosystem, including the supply chain. In addition, we managed to: (i) optimize the technological architecture to support increased volumes of information, (ii) reinforce the vulnerability management process through secure development practices and process automation, and (iii) include analytical models to prioritize critical actions. Likewise, in 2025, the Awareness Program continued to promote practices aimed at strengthening the culture of security and early detection of threats, which enabled us to maintain the effectiveness of the reporting process and ensure that employees have the necessary tools to identify and report incidents in a timely manner. In this regard, during 2025 the reporting channels remained effective, as demonstrated by a real threat rate of 32% achieved over the total amount of potential threats reported. Finally, during fiscal year 2025, there were no cybersecurity incidents affecting our operations or customers. Even though we have not experienced any material losses related to cybersecurity and we have been working to prevent them, we cannot assure you that we will not suffer additional losses in the future related to these kinds of events.

The occurrence of any cyber-attack or information security breach could result in material adverse consequences to us, including damage to our reputation and the loss of confidence from customers. We could also face litigation or additional regulatory and public scrutiny. Litigation or regulatory actions in turn could lead to significant liability or other sanctions, including fines and penalties or fund reimbursements to customers adversely affected by any security breach. As mentioned above, successful attacks or systems failures at our bank or at other financial institutions could lead to a general loss of customer confidence in financial institutions, including us. In addition, we depend on a variety of internet-based data processing, communication, and information exchange platforms and networks, including the use of both on-premises and cloud servers. We cannot assure you that all our systems are entirely free from vulnerability. Additionally, we enter into contracts with several third parties to provide our customers with data processing and communication services. Therefore, if information security is breached, or if one of our employees or external service providers’ breaches compliance procedures, information could be lost or misappropriated, which may affect our results of operations, damage others or result in potential litigation. Further, due to the high volume of transactions we process, the large number of customers, partners and counterparties, and the increasing sophistication of malicious actors, a cyber-attack could occur and persist for an extended period of time without detection. We expect any cyber-attack investigation to take substantial amounts of time, and that there may be extensive delays before we obtain full and reliable information. Although we have substantially increased measures to address cybersecurity during the last years and, with the help of service providers, intend to implement security technology devices and establish operational procedures to prevent such damage from time to time, we cannot assure you that these security measures will be successful.

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

Corporate reputation is a crucial competitive advantage for us, as it allows us to attract and retain customers, appeal to investors, and avoid employee attrition. Also, reputation is a key element in banking since access to funding is driven by the confidence of depositors and the opinion of ratings agencies on the value of our franchise. Therefore, any disreputable event, including employee misconduct, legal proceedings, failure to comply with regulatory requirements, regulatory sanctions, failure to deliver minimum standards of service quality, unethical behavior by our staff or involvement in political issues or public scandals (or gossip related thereto), complaints filed by customers or non-customers, failure to detect or prevent illicit activities by our customer through the use of the products or services we provide, failure to comply with anti-money laundering regulatory guidelines, fake news or alleged issues about us, our senior management, members of our board of directors, or the projects, business activities or customers financed by us, or our operations in social media could damage our reputation and produce significant harm to our results of operations or financial condition. Furthermore, our reputation is highly aligned with the reputation of the banking industry in which we participate and, therefore, actions by other providers of financial services or the banking industry could also harm our own reputation.

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

There are laws, regulations and policies that require us to, among other things, conduct full customer due diligence (including, but not limited to, sanctions and politically-exposed person screening), keep our customer, account and transaction information updated and, at the same time, implement and develop an array of policies and procedures to prevent the facilitation of financial crime. In addition, we have policies and procedures to reasonably assure compliance with legal requirements and policies; however, our ability to comply thereto depends on improving detection and reporting capabilities and reducing variation in control processes and oversight accountability. The latter requires us to implement and enhance our business with effective controls and monitoring. We are also aware that financial crime is permanently evolving and is subject to increasingly stringent regulatory oversight and focus. This requires proactive and adaptable responses from us to deter threats and criminality effectively and in a timely fashion. On September 1, 2024, certain provisions of Law No. 21,595 regarding criminal liability for legal entities became effective, which widened the list of potential crimes that may subject companies to liability. For more information on this matter see “Item 4. Information on the Company—Regulation and Supervision—Economic Crimes Law.” In 2025, to address the challenges associated with Law No. 21,595, we continued strengthening the Bank’s Crime Prevention model and focused on dissemination, training and awareness-raising on risky behavior and compliance with internal guidelines in order to ensure a comprehensive understanding of employees on these matters. Also, as a result of the changes introduced by Law No. 21,595, which replaced the optional “certification” of the Crime Prevention Model with “independent periodic assessments” as an integral part of the model, we carried out a comprehensive review of the Bank’s Crime Prevention model, which enabled us to reaffirm its adequacy in terms of implementation and operation.

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

In 2023, the Chilean economy continued to slow down steadily and experienced a 0.7% GDP growth as compared to 2022. This performance was primarily driven by an annual contraction of 4.7% in household consumption and a modest expansion of 0.3% in private investment, following the adjustment process of the economy after a period of significant growth in 2021. The decrease in household spending was primarily produced by: (i) tightening monetary policy deployed by the Central Bank to control inflation that resulted in higher-than-normal interest rates throughout the year, as evidenced by a monetary policy interest rate that evolved from 11.25% in December 2022 to 8.25% in December 2023, and (ii) the extinction of the liquidity excess seen in the economy in previous years, as a result of pension fund withdrawals during the COVID-19 crisis, which mostly affected individuals. In a similar fashion, the contraction in private investment was primarily prompted by a business sentiment that remained in negative territory all through 2023, as a result of uncertainties generated by: (i) the second constitutional process that concluded with a national referendum held on December 17, 2023 by which the Chilean population rejected the new constitution draft, (ii) diverse reforms sponsored by the current administration that pursue to introduce material changes in key economic fields, such as the pension system, the healthcare system and the tax system, (iii) lengthy approval processes for large-scale investment projects, and (iv) interest rates that remained high, which increased financing costs for projects and capital expenditures. On the other hand, fiscal spending recorded a moderate annual increase of 2.3% in 2023, as a result of the government attempts to improve the fiscal balance after periods of higher-than-expected spending intended to cover social needs. All of these factors were coupled with an improved balance of trade (exports minus imports).

In 2024, the Chilean economy performed in line with its growth potential (as measured by the Finance Ministry) by recording a 2.8% GDP expansion, driven by a recovery in household consumption that increased by 1.1% on an annual basis, an annual expansion of 2.8% in fiscal spending, and an improved trade balance due to a 7.2% increase in exports in 2024 compared to a 2.1% increase in imports. Annual consumption improvement is consistent with: (i) an inflation rate that is gradually returning to the Central Bank’s two-year target range, though staying slightly above the upper limit, as reflected by a 12-month CPI variation of 4.5% in 2024, (ii) lower short-term borrowing costs associated with the easing cycle the Central Bank continued to deploy during the year by lowering the reference interest rate from 8.25% in December 2023 to 5.0% in December 2024, and (iii) an improved labor market as evidenced by an unemployment rate that averaged 8.5% in 2024 compared to 8.7% in 2023. These positive figures were to some degree offset by an annual contraction of 1.6% in private investment, which was particularly caused by a marked decline in capital expenditures in machinery and equipment, due to: (i) a business sentiment that remained pessimistic in relation to the local economic outlook, as a result of the uncertain outcome of pending reforms, such as in the pension fund system and the tax system, (ii) the deteriorating financial condition of some companies in the real estate and construction sectors, given particular dynamics affecting these industries, such as long-term interest rates that remained above the levels seen in the 2010 decade and restricted credit access for individuals, the end of certain tax benefits for residential construction and soaring costs due to the impact of cumulative inflation.

During 2025, even though the Chilean economy showed some signs of recovery and normalization of key market drivers, particularly by the end of the year, GDP only grew by 2.5%, aligned with growth potential. Unlike previous years, private investment (gross fixed capital formation) performed above expectations by growing 7.0% in real terms. Additionally, household consumption and fiscal spending grew by 2.7% and 3.0%, respectively, and the trade balance decreased as a result of a 10.5% increase in imports and a 4.6% increase in exports. According to the Central Bank, growth in private investment was primarily steered by specific large-scale projects undertaken in the mining and the energy sectors rather than benefiting all industries and some positive externalities resulting in more dynamism in the construction sector and the engineering services industry. Despite certain positive indicators, except for the mining industry, overall business sentiment in the local economy remained negative as measured by the Monthly Business Sentiment Index “IMCE” (Índice Mensual de Confianza Empresarial) and reported by the Central Bank. The IMCE results are partly explained by economic and political uncertainty, and delays in the approval of large-scale processes. On the other hand, the expansion in private consumption was due to: (i) the decline in the inflation rate that –measured as CPI variation– reached 3.4% in 2025, which benefits individuals’ purchasing power, (ii) a decline in borrowing costs, mainly due to the decrease in the monetary policy interest rate from 5.0% in December 2024 to 4.5% in December 2025, (iii) an unemployment rate that, instead of increasing in 2025, remained at the average level of 2024, and (iv) household expectations on the economic outlook that, despite remaining negative, displayed a steady upward trend, particularly over the second half of 2025.

Additionally, social and political developments occurring in Chile could affect both consumer confidence and business sentiment, which may in turn result in lower economic growth potential in the long-term, as well as subdued economic activity in medium-term and lowered demand for loans and banking services. For example, the inability to reach political consensus on addressing diverse issues, including: (i) reforms affecting crucial economic and social fields, (ii) an effective control on immigration and criminality, and (iii) an adequate balance between environmental care and economic growth that permits clearer and swifter approval processes for high-impact investment projects, among others, may result in increased uncertainty that could translate into higher long-term interest rates, higher inflation, economic slowdown and increased unemployment, which could affect our cost of funds, labor costs, net interest margins, results of operations, business volumes and financial condition.

Likewise, international conflicts or changes in foreign policy by leading economies could affect the Chilean economy, one of the most open in the world. In that regard, disruptions in global trade resulting from measures adopted by the current U.S. administration, retaliatory measures by the affected countries, the continuation of conflicts in Europe and the Middle East, or the sudden escalation of international conflicts such as the events involving the United States, Israel, Iran and other countries of the Middle East which escalated in March 2026 could result in lower economic growth in Chile that may adversely impact the dynamism of the banking industry, our business growth and results of operations.

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

Our credit ratings determine the cost and the terms upon which we are able to obtain funding in the ordinary course of business. Rating agencies regularly evaluate us by considering diverse factors, including our financial strength, capital adequacy, the business environment and the economic backdrop in which we operate. Thus, methodologies used by rating agencies evaluate Chile’s sovereign debt ratings when determining our ratings. In addition, from time to time, rating agencies review their methodologies, which in some cases could result in adjustments to Chile’s sovereign debt prevailing credit ratings or those of our debt. In March 2021, Standard & Poor’s Ratings Service (“S&P”) downgraded Chile’s sovereign credit rating from “A+” to “A” while modifying the credit outlook from negative to stable due to the expected negative effects of the COVID-19 pandemic and social demands on Chile’s fiscal deficit in the long-run. Given this rating action S&P also downgraded four local banks (excluding us) by one notch, while maintaining the negative outlook for the whole banking industry (including us), except for Banco Estado (a state-owned bank) that received a stable outlook. However, in June 2021, S&P improved the outlook for two banks from negative to stable, excluding us. Moreover, in September 2022, Moody’s downgraded Chile’s sovereign credit rating from “A1” to “A2” with stable outlook, which also led Moody’s to downgrade three local banks (including us) by one notch from “A1” to “A2,” though improving our intrinsic (BCA) rating from “Baa1” to “a3.” In October 2023, S&P kept the Chile’s sovereign credit rating at “A,” but revised the outlook from stable to negative, due to the potential effect of weaker political consensus on the country’s political and economic agenda on economic growth potential and social welfare as well as fiscal and external balances. Following this rating action, S&P revised the outlooks for us and another Chilean banks from stable to negative while maintaining credit ratings. On the other hand, during 2023, 2024 and 2025, Moody’s maintained Chile’s sovereign credit rating at A2 and outlook unchanged as stable, also keeping ratings and outlooks for local banks. On October 15, 2024, S&P maintained the credit rating for Chile’s sovereign debt at “A” while improving the outlook from negative to stable, which consequently resulted in an improved outlook for two local banks (excluding us). Subsequently, on October 28, 2024, S&P revised the outlook on us and four other local banks from negative to stable while reaffirming ratings. On October 23, 2025 S&P reaffirmed ratings and outlooks for Chile’s sovereign debt. Also, during 2025 S&P reaffirmed credit ratings and outlooks for all the Chilean banks under coverage (including us), except for one local bank that received an outlook improvement from stable to positive. While Chile’s current long-term debt credit ratings remain investment grade, these credit ratings may deteriorate further and adversely affect our credit rating.

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

Due to: (i) the volatility in the financial markets and concerns about the soundness of developed and emerging economies, (ii) potential changes to be introduced in the fiscal policy or government spending in the short- and the long-term by the current or future government administrations in Chile, (iii) further social demands leading to increasing fiscal spending, (iv) unwillingness or inability to reach political consensus on economic and social reforms in a timely and effective manner, (v) deterioration in Chile’s terms of trade following the evolution of energy and commodity prices, (vi) reforms to be proposed or introduced by the current or future administrations to modify the characteristics of the current economic and financial system, (vii) the impact of the revised foreign trade policy by the current United States administration on Chilean exports, and (viii) the effects that current or potential geopolitical worldwide conflicts and global trade tensions may have on the local economy, we cannot assure you that rating agencies will maintain our and Chile’s sovereign debt current ratings and outlooks.

Changes in tax law could adversely affect our net income and could also result in higher taxes on distributions to our foreign shareholders.

Over the last decade, there have been various changes in, and attempts to modify, the Chilean tax regime, which resulted in reforms enacted in 2014, 2016, 2020, and 2022. Among other things, these reforms have: (i) changed the local tax system from an integrated to a semi-integrated one, (ii) increased the statutory corporate tax rate for companies to 27%, (iii) risen taxes for higher income individuals through new tax brackets and additional property taxes, (iv) reduced taxes for SMEs, (v) levied VAT on services that were not formerly taxed, such as those provided online, (vi) removed or limited certain tax exemptions, and (vii) strengthened tax enforcement in order to reduce tax evasion and tax avoidance. Some of these elements also affected the taxes paid on dividend distributions by local and foreign investors.

The current Chilean administration announced its intention to introduce further temporary or permanent modifications to the Chilean tax system to promote private investment and economic growth in Chile over the medium term. These changes are part of a broader package that also includes non-tax matters, which was presented by the Finance Ministry to Congress through the “National Reconstruction and Economic & Social Development” bill on April 22, 2026 for discussion. Among the main topics related to the Chilean tax system, this bill includes: (i) a gradual reintegration of the Chilean tax system over a four-year period to allow companies’ shareholders to use 100% of the taxes paid by the company as a tax credit for personal taxation purposes, instead of the current 65% tax credit permitted under the semi-integrated regime for larger companies, (ii) a gradual reduction of the statutory corporate tax rate for companies over a four-year period, from the current 27% to 25.5% for fiscal year 2027, 24.0% for fiscal year 2028, and 23.0% for fiscal year 2029 onwards, (iii) a substitutive tax rate of 10% on the distribution of retained earnings accumulated in the Fund of Taxable Earnings (“Fondo de Utilidades Tributables”) for which no associated tax credits may be claimed, (iv) the elimination of the current 10% flat tax rate levied on capital gains from trading of highly-traded stocks, (v) tax invariability over a 25-year period for investment projects above U.S.$50 million, (vi) the introduction of a tax benefit for companies –regardless of their size– aimed at promoting formal employment through a tax credit that may be deducted from monthly provisional tax payments or VAT payments, of up to 15% of salaries ranging from UTM 7.8 to UTM 12.0 (approximately Ch$542,428 to Ch$834,504 as of December 31, 2025), (vii) a VAT exemption for 12 months on the sale of new properties in order to reactivate the construction sector, (viii) extension of the existing tax exemption on rental income from up to two properties, by introducing a flat tax rate of 5% on rental income derived from a third property, (ix) a temporary reduction of 50% in taxes levied on donations, and (x) a temporary 10% tax rate levied on the repatriation of funds, investments and savings held by Chilean taxpayers abroad for 12 months in order to promote private investment in the country. As of the date of this annual report, this bill is in the very first legislative stage and, as such, we cannot yet determine whether all or part of the topics covered by this bill, if enacted, would have a material effect on our business, results of operations or financial condition. Nevertheless, should the reduction of the statutory corporate tax rate be passed, we would expect one-time impacts on our income tax expenses during the years of gradual adoption as a result of our deferred tax assets and liabilities, which cannot be reasonably estimated at this time.

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

The Chilean Government’s economic policies and any future changes in the value of the Chilean peso with respect to the U.S. dollar could affect the dollar value of our common stock and our ADSs. Given the floating exchange rate regime that exists in Chile, the Chilean peso has been subject to large fluctuations in the past and this trend could occur again in the future. According to information published by the Central Bank (“Dólar Observado,” which differs from exchange rate of accounting representation or market exchange rate), between December 31, 2024, and December 31, 2025, the value of the U.S. dollar relative to the Chilean peso decreased by approximately 8.2%, as compared to the increase of 12.2% recorded in the period from December 31, 2023 to December 31, 2024. Chilean trading in the shares underlying our ADSs is conducted in Chilean pesos. Cash dividends associated with our shares of common stock are received in Chilean pesos by the depositary, which then converts such amounts to U.S. dollars at the then-prevailing exchange rate for making payments in respect of our ADSs. If the value of the U.S. dollar increases relative to the Chilean peso, the dollar value of our ADSs, and any distributions to be received from the depositary, will decrease. In addition, the depositary will incur customary currency conversion costs (to be borne by the holders of our ADSs) in connection with the conversion and subsequent distribution of dividends or other payments. For more information, see “Item 10. Additional Information—Exchange Controls.”

Since we manage assets and liabilities denominated in foreign currency, our results of operations may be affected by fluctuations in the exchange rates between the Chilean peso and the U.S. dollar, or the Chilean peso in relation to other currencies, despite our policy and Chilean regulations related to the general avoidance of material exchange rate mismatches. In order to reduce the effect of exchange rate mismatches, we enter into foreign exchange derivative transactions, including both hedge accounting derivatives and trading derivatives not classified as hedge accounting, that hedge most of our exposure to foreign currency. As of December 31, 2025, our foreign currency-denominated liabilities and Chilean peso-denominated liabilities, which contain repayment terms linked to changes in foreign currency exchange rates, were exceeded by our foreign currency-denominated assets and Chilean peso denominated assets, which contain repayment terms linked to changes in foreign currency exchange rates, by an amount of Ch$10,495 million (amounting to approximately U.S.$11.7 million as of December 31, 2025), or 0.28% of our paid-in capital and reserves.

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

Our exemption as a “foreign private issuer” from certain rules under the U.S. securities laws results in less information about us being available to investors than for U.S. companies.

As a “foreign private issuer” in the United States, we are exempt from certain rules under the Exchange Act, including certain disclosure obligations and procedural requirements for proxy solicitations under Section 14, the “short-swing” profit recovery provisions of Section 16, the requirement to file periodic reports and financial statements as frequently or as promptly as U.S. domestic issuers, and compliance with Regulation FD. In June 2025, the SEC issued a concept release soliciting public comment on potential changes to the definition of “foreign private issuer” under U.S. securities laws. If we were to lose our foreign private issuer status, we would be required to comply with all disclosure and procedural requirements applicable to U.S. domestic issuers, which would significantly increase our legal, accounting, and other expenses.

In addition, the recently enacted “Holding Foreign Insiders Accountable Act” extends Section 16 reporting requirements to directors and officers of foreign private issuers. However, on March 5, 2026, the SEC issued an order exempting Section 16(a) reporting by directors and officers of foreign private issuers that are both (i) organized or incorporated in a specified “qualifying jurisdiction,” including the Republic of Chile, and (ii) subject to reporting obligations under a specified “qualifying regulation,” such as current regulations in force in the Republic of Chile. As a result, our directors and officers are currently exempt from Section 16 reporting requirements but remain subject to reporting requirements in the Republic of Chile. We plan to post English translations on our website of reports filed by our directors and officers with the Chilean regulator, in accordance with such SEC exemptive order

Chilean law may provide shareholders with fewer and less well-defined rights.

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

The social unrest that occurred at the end of 2019 led to increased volatility in the Chilean stock market, with a significant correction of stock prices and a sharp depreciation of the Chilean peso against the U.S. dollar, both of which were further affected by the COVID-19 outbreak in March 2020. Furthermore, share prices of local banks, including ours, suffered significant declines in the market due to both events, while bond spreads of local banks increased.

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

Another measure agreed by the government and Congress to tackle the political crisis of October 2019 was a process to draft a new constitution to replace the one dating from 1980. This process lasted approximately two years, and the first project of new constitution was rejected by a relevant majority of 61.86% of the Chilean voters in a national referendum held on September 4, 2022. Following this outcome, the Chilean congress agreed to start over a second constitutional process by setting certain basic principles and standards that the new constitution must incorporate. The new draft was voted and once again rejected by a majority of 55.79% in a national referendum held on December 17, 2023. Notwithstanding this evidence, we cannot rule out that new attempts to change the prevailing constitution will not take place in the future. Accordingly, we cannot assure you that economic growth, asset quality, profitability and investment in Chile, and consequently our results of operations or financial condition, will not be adversely affected by political, legal and economic uncertainty.

Additionally, in recent years we have seen a surge in certain violent crimes and insecurity in Chile, some of them related to drug trafficking and organized crime, which have raised concerns among the population and the Chilean Government. Accordingly, Congress has approved new legal bodies to fight criminality, while the government is implementing focused plans to reinforce public security at Chilean borders and in specific cities and districts with high criminality indices. Similarly, the construction of new penitentiary locations is under evaluation and discussion by political coalitions.

On December 14, 2025, José Antonio Kast, a conservative candidate backed by far-right and center-right parties, won Chile’s presidential run-off election against Jeannette Jara, a member of the Communist Party and the candidate of a left-wing coalition. President Kast, who obtained approximately 58% of votes, took office on March 11, 2026, succeeding President Gabriel Boric. President Kast has announced plans to implement significant changes to the current political, social and economic frameworks, with a strong emphasis on public security and law enforcement policies as well as reforms to boost economic growth. In this regard, the new administration’s priorities include strengthening border control to address illegal immigration, imposing harsher penalties for organized crime, creating maximum-security prisons, strengthening prison security conditions, and combating illicit trade. From the economic perspective, the new administration is expected to: (i) reduce fiscal spending in order to return to a structural fiscal balance, (ii) reduce the tax burden on individuals and businesses in order to promote economic activity, (iii) carry out a comprehensive revision of red-tape practices by accelerating approval processes for investment projects while reducing the possibility of government representatives making discretionary decisions, and (iv) promote deregulation measures in diverse economic activities. However, at this point, there is uncertainty as to which specific measures will ultimately be proposed and adopted, the timing of any such actions, and whether President Kast’s administration will be successful in obtaining the legislative and regulatory approvals needed to implement them, all of which could affect their implementation and impact. Also, it remains to be seen how effective these measures will be in stimulating economic growth and addressing security concerns in Chile.

Accordingly, we cannot assure you that the social unrest will not reappear in Chile and that violent crimes and insecurity will not further increase in the future and, therefore, we can offer no assurance that it will not have a negative impact on economic growth, the overall Chilean business environment and our results of operations and financial condition. We are not able to currently predict the effects that any future policies or reforms in other economic and social fields may have on the Chilean economy, the banking activity and our business, financial condition and results of operations.

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

Over the last years, diverse laws related to the labor market have been enacted. In 2023, for instance, new legislation for the treatment of working hours reduced the workweek from 45 to 40 hours over a three-year period starting in 2024. Accordingly, the workweek was reduced to 44 hours in April 2024, to 42 hours in April 2026 and will be reduced to 40 hours in April 2028. For this reason, in 2023, based on the experience of diverse pilot projects, we adopted a new framework, with no material effect on our labor costs or the service quality delivered to our customers. Another law enacted in 2023 increased the monthly statutory gross minimum wage (before social security contributions and taxes), under which the minimum wage was set to Ch$500,000 starting on July 1, 2024 (approximately U.S.$555 per month as of December 31, 2025). The same law considered an automatic adjustment, based on CPI variation between July and December 2024, starting in January 2025, while further adjustments were introduced by another law enacted in 2025. Also, in January 2024, a new law went into effect setting forth certain teleworking rights for workers who care for children and disabled or dependent people regardless of their age, among other matters. From the perspective of workplace harassment, in August 2024, a new legal framework went into effect, which aims to prevent workplace harassment, sexual harassment and violence at the workplace, which required companies both to define a solid framework in order to prevent workplace harassment and set adequate and transparent procedures in order to investigate the occurrence of such events within the companies while protecting the dignity, integrity and confidentiality of potential victims and, if proved, proceed in accordance with the legal framework. In January 2026, the former government submitted a bill to Congress, aimed at introducing a multi-sector collective bargaining system in Chile, which would mean a significant change from the current scheme utilized in Chile. However, in March 2026, the bill was withdrawn by the new administration. In addition, as of the date of this annual report, a bill intended to implement a universal childcare benefit in order to promote women participation in the labor market, which would be financed by employers, is pending. Although the current administration believes this should be a tax-based social benefit, no amendments have been submitted to Congress yet. Given the wide array of changes introduced in labor matters, we cannot assure you that they will not have an adverse impact on us by translating into increased labor costs, lowered service quality or productivity in case of disruption of internet connection for the staff allowed to work remotely, increased expenses to address non-monetary requirements set by the laws or changes in the organizational climate, all of which could negatively impact our results of operations and profitability. For more information, see Item 4. Information on the Company—Regulation and Supervision—Labor-related Laws.”

In recent years, the Chilean Government has presented several bills with the purpose of improving the Chilean pension system. On March 26, 2025, Law No. 21,735 was enacted, which considers, among other changes: (i) an increase of 4.5 percentage points in the contribution to individual pension fund accounts to be financed by employers, from the current 10% contributed by each worker, to be managed by the current pension fund administrators (“AFP”) with the establishment of the generational funds, (ii) a further 1.5 percentage points of contribution charged to the monthly salary to be financed by the employer, which will contribute to a new fund managed by a special purpose vehicle that will reimburse funds to the contributor after 20 years and is intended to increase pensions for current pensioners, (iii) one percentage point to be financed by the employer, which is intended to improve current and future pensions for women by addressing gender disparities in the contribution to the pension fund system, and (iv) the possibility of carrying out public bidding processes from time to time for part of the pension funds (about 10% each time) in order reduce fees and commissions charged to contributors and pensioners by pension fund managers. Several of the provisions of this law are still pending to be implemented. Although we expect this reform to result in increased labor costs in the medium term, we do not expect a material impact on our results of operations or financial condition. From the funding perspective, the funds available in the pension fund system should increase due to this reform in the long-term. However, the new framework for the pension fund industry could result in our inability to raise funds from pension fund managers as we have in the past if profitability for pension fund managers declines significantly due to the introduction of the bidding process. As a result, there could be further restrictions to our access to long-term financing, compelling us to seek alternative funding sources in Chile and abroad, which may bear higher interest rates and include higher transactional costs, and, therefore, may have an adverse effect on our net interest margin, results of operations and financial condition in the long-term. Also, in the past, pension fund withdrawals were approved by the Chilean Congress in order to assist people to overcome the financial aftermath of the COVID-19 pandemic. In 2025, no pension fund withdrawals were approved, but there is no certainty that members of Congress will not propose similar initiatives in the future. Any such withdrawals, if approved, could have a material adverse effect on our financial condition, liquidity levels, and our ability to obtain funding from pension funds.

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

As of April 24, 2026, LQ Inversiones Financieras S.A. (“LQIF”), a holding company beneficially owned by Quiñenco S.A. and Citigroup Chile S.A., holds directly and indirectly approximately 51.15% of the voting rights of our shares. Subject to our bylaws and applicable law, such principal shareholders are in a position to elect a majority of the members of our board of directors and control all matters decided by a shareholder vote, including the approval of fundamental corporate transactions.

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

While our ADSs have been listed on the New York Stock Exchange (the “NYSE”) since the first quarter of 2002, there can be no assurance that an active trading market for our ADSs will be sustained. For the year ended December 31, 2025, a daily average volume of approximately 295,445 of our American Depositary Receipts (“ADRs”) and a daily average turnover of approximately U.S.$8.8 million were traded on the NYSE, according to data provided by Bloomberg. Although our shares are traded on the Santiago Stock Exchange and the Chilean Electronic Stock Exchange, the Chilean market for our shares in Chile is small and somewhat illiquid. As of April 24, 2026, approximately 48.85% of our outstanding shares were held by shareholders other than our principal shareholders.

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

During 2020, the COVID-19 pandemic was a principal source of instability for global financial markets, leading to lower valuations in the stock market and decreased liquidity in fixed income markets. In 2021, most of the developed and developing economies recovered from the contraction displayed in 2020, due to aggressive monetary and fiscal packages, resulting in a 6.2% expansion in global GDP. In 2022, however, global GDP grew by 3.5%. This performance was influenced by rising inflation that reached 8.7%, because of the overall increase in fiscal spending during the COVID-19 pandemic, increased liquidity that fostered consumption and the disruption in the supply chain due to geopolitical issues between Russia and Ukraine. Consequently, central banks deployed aggressive monetary contractionary policies that resulted in a sharp increase in short-term interest rates, which had a direct effect on economic performance. In 2023, the global economy evidenced a continuation of the adjustment process. According to the International Monetary Fund (“IMF”), global GDP growth decreased to 3.0% in 2023, due to diverse factors, including: (i) disruptions generated by armed conflicts in Eastern Europe and in the Middle East, (ii) the effect of persistent inflation on purchasing power, and (iii) still elevated short-term interest rates. Nevertheless, according to the IMF, inflation fell to 6.9% in 2023, due to contractionary monetary policies, which also resulted in currency strengthening in developed countries and currency weakening in developing economies.

In 2024, according to the IMF, the global economy recorded a GDP expansion of 3.2% when compared to 2023. This performance was marked by mixed forces, including: (i) lower than expected growth in emerging economies, as reflected by GDP growth rates of 4.8% and 6.5% for China and India, respectively, due to lower consumption and manufacturing (ii) a 0.8% contraction in the GDP of the Euro Zone, due to weakened dynamism in manufacturing and exports, and (iii) a 2.7% economic growth in the United States, supported by steadily increasing consumption. Although most economies managed to reduce inflation, it continued to be a major challenge for central banks that had to maintain reference interest rates high, which negatively impacted on consumption and overall economic activity. For that reason, central banks in developed economies started to gradually ease their monetary strategies only during the second half of the year as other-than-monetary factors continued to put pressure on prices, including fiscal spending and geopolitical conflicts that generated disruption in the global supply chain. As a result, consumption remained subdued in many economies, particularly due to the effect of weak consumer confidence.

In 2025, global economic growth was under pressure due to changes in foreign trade policies across the globe, which threatened international trade agreements in place and amplified the possibility of new inflationary waves and contractionary monetary policies. Thus, global economic activity demonstrated to be resilient, regardless of the persistence of diverse sources of stress. Also, political and social instability in some Latin American countries like Colombia, Venezuela, Ecuador, Argentina and even Chile, as well as some Caribbean countries, has produced migration issues in more stable countries within the region. Moreover, the armed conflict between Russia and Ukraine in Eastern Europe continues to affect international trade and global economic conditions.

Global markets have also been, and may continue to be, adversely affected by the ongoing conflict following the Hamas attack on October 7, 2023, and the subsequent military response by Israel. After an initial agreement in January 2025, as of October 9, 2025, Israel and Hamas entered into a renewed ceasefire agreement calling for a permanent end of the war. However, there are no assurances that such agreement will hold.

Iran also launched direct attacks on Israel in April and October 2024, and in June 2025, Israel launched a preemptive strike on Iranian military and nuclear infrastructure. The United States also conducted strikes on Iranian nuclear facilities in June 2025. Iran responded with drone and missile attacks on Israeli cities and U.S. bases in the region. More recently, on February 28, 2026, the United States and Israel launched a joint military operation against Iran—codenamed "Operation Epic Fury"—targeting the country's leadership, nuclear facilities, missile sites, and security forces, resulting in the killing of Supreme Leader Ayatollah Ali Khamenei and other senior Iranian officials. In retaliation, Iran launched hundreds of ballistic missiles and drones against Israel, United Arab Emirates, Qatar, Bahrain, Saudi Arabia, Kuwait, Oman, Iraq, Azerbaijan, and U.S. military bases in the region. Iran is also believed to have significant influence over extremist groups in the region, including Hamas, Hezbollah, and the Houthis. These proxy organizations have carried out attacks on commercial shipping, critical infrastructure, and civilian targets, further destabilizing the region and disrupting global supply chains. The conflict and negotiations to solve it are ongoing. These ongoing geopolitical tensions, including the potential for military escalation and broader regional conflict, may adversely affect economic conditions and create uncertainty that could negatively impact our business, financial condition and results of operations. In addition, the imposition of new or expanded international sanctions, trade restrictions, or retaliatory measures by affected states could further disrupt international financial markets and our financial performance.

In addition to the ongoing conflict in the Middle East, on January 3, 2026, United States military forces conducted a large-scale operation in Venezuela known as “Operation Absolute Resolve,” which resulted in the capture of Venezuelan President Nicolás Maduro and his wife, Cilia Flores, in Caracas and their transfer to the United States to face federal charges. The intervention has elicited strong international reactions and underscored the potential for rapid shifts in political dynamics in the region, which could influence investor perceptions of risk and volatility in emerging markets, including Chile.

More recently, tensions between the United States and Cuba appeared to reemerge, which could also translate into increased instability in the Caribbean region. Given the recency of these events, their ultimate political, economic and financial impact remains uncertain. These factors could harm foreign trade and economic growth for both developed and developing countries while generating significant volatility in international markets and commodity prices.

We cannot predict the progress, outcome or consequences of the conflicts in Ukraine or Israel, or their broader impacts in Ukraine, Russia, Belarus, Europe, the U.S., the Middle East or Venezuela. The duration and effects of military conflicts are highly unpredictable and could lead to significant market and other disruptions, including significant volatility in and instability in financial markets, political and social instability, trade disputes, as well as an increase in cyberattacks and espionage.

As of December 31, 2025, and as of the date of this annual report, we did not have any exposure to customers or financial counterparties in Ukraine, Russia, Venezuela or Iran, whereas we had immaterial exposures (contingent loans) to Israeli financial institutions.

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

Similarly, the foreign trade policy adopted by the current U.S. administration, which has included –from time to time– sudden and dramatic changes in tariffs for imported goods could continue to adversely affect international trade and potentially cause further disruption in international prices of commodities, including those exported by Chile, in a manner that is not possible to predict. Even though Chile and the U.S. have a free trade agreement in place, during 2025 the U.S. administration set a 50% tariff on semi-finished copper products and high-intensity copper derivatives, excluding refined copper (cathodes), which is the main Chilean export to the U.S. Nevertheless, other important Chilean export products, such as softwood timber and lumber, were assigned a tariff of 10%, the same as the general tariff applicable to all other Chilean export products to the U.S. Although the imposition of global tariffs set by the U.S. administration was struck down by the U.S. Supreme Court in February 2026, the U.S. administration subsequently determined to impose a new temporary surcharge of 15% on global imports under Section 122 of the Trade Act of 1974 for at least 150 days. As of the date of this annual report, there is no certainty whether tariffs on Chilean products will definitively be removed, revised or restored to the levels established under the free trade agreement between the U.S. and Chile.

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

We are a full-service financial institution that provides, directly and indirectly through our subsidiaries, a wide variety of lending and non-lending products and services to all segments of the Chilean financial market, providing our customers with powerful, differentiated, and comprehensive value offerings. In addition to our traditional banking operations, our subsidiaries and affiliates permit us to offer a variety of non-banking but specialized financial services including securities brokerage, mutual funds management, investment banking, insurance brokerage as well as acquiring and processing services for credit and debit cards.

Our business is not materially affected by seasonality.

We organize our operations and deliver our services to our customers through the following four principal business segments:

(i)	retail banking;

(ii)	wholesale banking;

(iii)	treasury; and

(iv)	subsidiaries.

Through our retail banking segment, we provide our individual customers with credit cards, installment loans and residential mortgage loans, as well as traditional deposit services, such as current accounts, demand deposits, demand accounts, savings accounts, and time deposits. We and our subsidiaries also offer financial solutions such as insurance brokerage, securities brokerage, mutual funds management, among others. In addition to personal banking, our retail segment comprises micro, small and medium-sized companies that we serve by providing them with short- and long-term financing, deposit and cash management solutions, in addition to an array of financial services, such as insurance brokerage. Our banking services for wholesale customers include commercial loans (including factoring and leasing), trade finance, capital markets services, cash management and non-lending services, such as payroll, payment and collection services, as well as a wide range of treasury, financial advisory and risk management products.

In 2008, we enhanced our value offerings by entering into a strategic partnership with Citigroup Inc., as a result of our merger with Citibank Chile. We also offer international banking services through our representative office in Beijing and a worldwide network of correspondent banks.

The year ended December 31, 2023 was significant for Banco de Chile, as we celebrated 130 years of history and maintained leadership in the Chilean banking industry. As reported by the CMF, we led the local banking industry in both net income and profitability, achieving a 27.7% market share in net income attributable to shareholders and a return on average equity (ROAE) of 26.3% (attributable to shareholders), which reflects a successful and prudent business and risk management, consistent with a long-term strategic vision that permanently seeks the creation of sustainable value for all our stakeholders. In terms of operating income, we were able to largely mitigate the impact of lower inflation, as compared to 2022, through the expansion of customer income by more than 11%, mainly due to a higher margin from deposits, a boost in income from consumer loans based on attractive value offerings, as well as higher fees from transactional services and insurance brokerage. We also highlight the contribution of our Treasury in terms of generation of operating income by means of offering sophisticated financial products and services adjusted to the customers’ needs. The lending activity was constrained at the industry level, which translated into limited growth in our loan portfolio. In commercial loans, we recorded a 16.2% market share, 39 basis points below what was achieved at the end of 2022, in a context characterized by the negative impact of lower economic activity on the dynamism of companies. However, in consumer loans, we achieved 6.3% annual growth and increased our market share from 18.0% in 2022 to 18.7% in 2023, mainly due to attractive offers enhanced through a distinctive digital experience with the highest service quality standards. Finally, our residential mortgage loan portfolio expanded by 7.8%, in line with limited but sustained market growth despite higher interest rates that prevailed during the year, reaching a market share of 15.3%, slightly higher than the stake achieved in 2022. In 2023, we also achieved important advances in each of our strategic pillars: (i) regarding the pillar “customer at the center,” we extended the ongoing advance of digital solutions by expanding the capabilities of our remote service channels, implementing technology and advanced analytics to enhance the value offer, enabling new payment functionalities and expanding the scope of digital onboarding tools for both people and companies, while promoting financial inclusion through our FAN Account and cluster of products, (ii) in terms of our pillar “efficiency and productivity,” we managed to reengineer processes in the branches, reduce waiting and service times, reinforce the use of self-service ATMs, consolidate the digital sale of insurance, promote adoption of a new corporate purchasing model, and implement 100% digital granting of loans for SMEs, among many other initiatives and (iii) for the strategic pillar of “commitment to sustainability and Chile” we issued bonds abroad in the amount of approximately U.S.$85 million under our ESG Financing Framework. The resources obtained through such issuance will be entirely allocated to initiatives promoting the country’s sustainable development and inclusive economic growth, in line with the Sustainable Development Goals (SDG) of the United Nations and Global Compact Chile. Finally, our financial results allowed us to improve our capital base as reflected by a Total Regulatory Capital and CET1 ratio of 17.4% and 13.7%, respectively, as of December 31, 2023, both under Basel III framework.

As of December 31, 2024, according to the CMF, we ranked first in the Chilean banking industry in terms of net income attributable to equity holders with a market share of 24.6%. As of the same date and excluding operations of subsidiaries abroad, we were the second largest bank in Chile in terms of total loans with a market share of 16.1%, the second largest provider of commercial loans with a market share of 15.9%, the second largest provider of consumer loans with a market share of 18.6% and the fourth largest private sector bank in terms of residential mortgage loans with a market share of 15.5%. As for liabilities, excluding operations of subsidiaries abroad, we were the largest private bank in Chile in terms of current accounts and demand deposit balances (net of clearance) denominated in local currency with a market share of 20.1% and, more importantly, we ranked first in current account balances held by individuals with a market share of 23.8%, both as reported by the CMF and as of December 31, 2024. Lastly, according to the Chilean Association of Mutual Funds, as of December 31, 2024, we were the largest provider of mutual funds management services in Chile with a market share of 23.6%.

In 2025, we focused on consistently executing our corporate strategy, which enabled us to lead the industry not only in financial performance but also across several key dimensions. As of December 31, 2025, for the fifth year in a row, we were the leading bank in the Chilean industry in terms of net income attributable to equity holders, with a market share of 22.4%. At the same date, and excluding operations of subsidiaries abroad, we ranked as the second-largest bank in Chile in total loans, with a market share of 15.8%, the second-largest provider of commercial loans with a 15.4% market share, the second-largest provider of consumer loans with a market share of 18.1%, and the third-largest private bank in residential mortgage loans with a market share of 15.5%. Despite moderate loan growth and a financial scenario marked by lower interest rates and inflation, in 2025, our operating revenues managed to grow steadily on the grounds of solid customer revenues, supported by an active and diversified commercial strategy. This performance was demonstrated by a robust increase of 11.6% in net fee income and a 7.3% rise in income from loans, primarily driven by improved lending spreads that are continuing to approach the average levels observed prior to 2020. During 2025, we also made significant progress in the evolution of our FAN account model, which has become a key driver for customer acquisition and engagement, reaching approximately two million customers by December 2025, an increase of 17.7% when compared to December 2024. In addition, the launch of our new acquiring and processing subsidiary, Banchile Pagos , on November 17, 2025 was a significant milestone for the corporation, which will allow us to expand our value proposition for companies and entrepreneurs. Efficiency and productivity remained a core strategic priority in 2025 as well. Thus, throughout the year, we continued optimizing our branch network, which resulted in a targeted workforce reduction that has enabled us to increase productivity with a front-to-back approach. Additionally, we successfully completed the merger of our former collection subsidiary, Socofin S.A. (“Socofin”), into the bank. This merger is intended to enhance our control standards, strengthen governance practices, and improve customer experience over the medium term, while also streamlining collection processes and increasing productivity. Regarding information technology, we deepened the modernization of our technological architecture, achieving 54% cloud migration, while implementing a new corporate ERP system and advancing the update of the core banking platform. In parallel, we continued to advance the adoption of AI through a strategic alliance with Microsoft, which focuses on three main areas: (i) generative AI (GenAI), involving the application of advanced models for predictive analytics, simulations, data mining, and customer service, together with the integration of AI assistants to enhance employee productivity and experience through the adoption of Microsoft 365 Copilot, (ii) automation technologies, aimed at implementing automated processes to maximize operational efficiency, and (iii) low-code/no-code development, involving the use of agile development tools to accelerate the creation of digital solutions and improve the customer experience. By December 2025, our interaction with AI tools was primarily related to internal AI assistants and Copilot. During 2025, 60% of our employees used Copilot.

As of December 31, 2025, we had:

●	total assets of Ch$54,104,608 million (approximately U.S.$60,089.5 million);

●	total loans of Ch$39,254,314 million (approximately U.S.$43,596.5 million), before deducting allowances for expected credit losses;

●	total deposits of Ch$28,954,278 million (approximately U.S.$32,157.1 million), of which Ch$14,791,870 million (approximately U.S.$16,428.1 million) correspond to current accounts and demand deposits;

●	equity (including net income, non-controlling interest, and provisions for minimum dividends) of Ch$6,687,847 million (approximately U.S.$7,427.6 million);

●	net income of Ch$1,185,413 million (approximately U.S.$1,316.5 million); and

●	market capitalization of approximately Ch$17,576,972 million (approximately U.S.$19,521.3 million).

As of December 31, 2025, we had 11,156 employees and delivered financial products and services through a nationwide distribution network of 217 branches and 1,884 ATMs. Our ATMs are part of a larger network of 7,608 ATMs operating in Chile, of which 4,688 ATMs operate under a network managed by Redbanc S.A., a company we partly own along with eight other private sector banks.

History

We were founded in 1893 as a result of the merger of Banco Nacional de Chile, Banco Agrícola and Banco de Valparaíso, which created the largest private sector bank in Chile. We have played an important role in the economic history of Chile. Before the creation of the Central Bank in 1926 and prior to the enactment of the General Banking Act, we were the main stabilization agent of the Chilean banking system, a role that is now performed by the Central Bank. Beginning in the early 1970s, the Chilean Government assumed control of a majority of Chilean banks, and all but one of the foreign banks that were operating at that time closed their branches and offices within the country. Throughout this era, we remained as a private sector bank, except for a portion of our shares owned by the Chilean Government that were sold to private investors in 1975. Throughout our history we have developed a well-recognized brand name in Chile and expanded our operations in foreign markets, where we developed an extensive network of correspondent banks. In 1987 and 1988, we established four subsidiaries to provide a full range of specialized financial products and services as permitted by the General Banking Act. In 1999, we widened our scope of specialized financial services by creating our insurance brokerage and factoring subsidiaries. During the early 2000s, the Chilean banking industry witnessed intense merger and acquisition activity. In 2002, we merged with Banco A. Edwards, which allowed us to expand our business to new customer segments. In 2008, we merged our operations with Citibank Chile. As a result of these consolidations, we currently operate a distribution network that is composed of two brand names, namely, “Banco de Chile” (which operates throughout Chile) and “Banco Edwards-Citi” (which is primarily oriented to higher income segments).

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

In November 1996, pursuant to Law No. 19,396, our shareholders approved a reorganization by which Banco de Chile was converted into a holding company named SM-Chile S.A. (“SM-Chile”). In turn, SM-Chile organized a new wholly-owned banking subsidiary named Banco de Chile, to which the former contributed all its assets and liabilities, other than the Central Bank subordinated debt. In addition, SM-Chile created a second wholly-owned subsidiary named SAOS that assumed a new obligation in favor of the Central Bank that fully replaced the Central Bank’s subordinated debt. In exchange, the Central Bank received 63.6% of our shares from SM-Chile. Thus, SAOS would repay the new obligation by means of the proceeds of the dividends it would receive from us. Pursuant to SM-Chile’s bylaws, that company would remain in existence until the Central Bank subordinated debt was completely paid off by SAOS, which occurred on April 30, 2019. Since that date, SM-Chile was in the process of liquidation while SAOS was dissolved immediately. SM-Chile was officially liquidated on February 24, 2026. For more information on the Central Bank Subordinated Debt and the liquidation process of SM-Chile, see “Item 4. Information on the Company—History and Development of the Bank–History—The 1982-1983 Economic Crisis and the Central Bank Subordinated Debt” and “Item 7. Major Shareholders and Related Party Transactions—Ownership Structure” in the Form 20-F for the year ended December 31, 2020, filed with the SEC on April 30, 2021.

Merger with Banco A. Edwards

On December 6, 2001, our shareholders approved our merger with Banco A. Edwards, which became effective on January 1, 2002. Banco A. Edwards had been listed on the NYSE since 1995, and since January 2002, we have been listed on the NYSE under the symbol BCH. We concluded the merger process with the consolidation of a new corporate structure and the integration of our technological platforms.

Merger with Citibank Chile

On December 27, 2007, our shareholders approved our merger with Citibank Chile, which became effective on January 1, 2008. During 2008, we integrated Citibank Chile’s technological platforms with ours and established a new organizational structure in order to satisfy the needs of our customers and to achieve important synergies. We concluded the merger process with the integration of Corporación Financiera Atlas S.A. (former Citibank Chile’s consumer area) into our Consumer Finance Area (CrediChile formerly), which allowed us to nearly double our customer base and market share in consumer finance. As result of this merger and integration process, we entered into the following agreements with Citigroup Inc. to provide a framework for our relationship with Citigroup Inc., its services and trademarks in Chile: (i) the Global Connectivity Agreement, (ii) the Cooperation Agreement, (iii) the Trademark License Agreement and, (iv) the Master Services Agreement. All of these agreements have continued to be extended, amended and/or restated successively. For more information, see “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.”

Technological Projects

During 2023, we maintained the focus on providing individuals and companies with excellent services and products as well as timely and effective solutions, through proactive and agile service in order to build relationships of trust with our customers. In this process, we launched innovative products, as well as renewed and updated various services, functionalities and digital tools that seek to deliver a more flexible and accessible experience, with high security standards and availability to customers and users. In this context, we became the first bank in Chile in the “Decentraland,” a decentralized metaverse platform where we launched “Dimension B,” a new virtual space of Banco de Chile, which represents an open space where the user can roam freely and access information on financial products and services. Moreover, we successfully released the Apple Pay digital wallet, which allows customers to pay in on-site stores without the need for a physical card. In the retail segment, different functionalities were added to the MiBanco, MiPago, MiSeguro y MiInversión mobile applications. In MiBanco, the renewal of the information on the home page and the creation of widgets or tools that allow viewing the benefits of the day, using the MiPago mobile application to add funds to (and pay for purchases using) the bracelet used to attend the Lollapalooza music festival in Chile, among others, stand out. On the online banking website, we were able to implement the digitization of the entire digital income situation statement and digital onboarding for current accounts in U.S. dollars. In the wholesale segment, improvements and new functionalities were added to the MiBanconexión application, such as enabling digital onboarding for current accounts in U.S. dollars, allowing online repayment and review of leasing products, permitting review of bank warranty bills, enabling digital ordering of mass payments, incorporating multi-company authorization for electronic funds transfer, applying for credits digitally, among others.

In 2024, we made significant progress in our digital transformation strategy, which has allowed us to launch innovative products and update our services, functionalities and digital tools, in order to deliver a simpler, more accessible and flexible experience to customers and users while ensuring high standards of cybersecurity and availability. These advances have resulted in a high degree of digital adoption by customers, such as the current account onboarding that has leveraged improvements in credit monitoring and electronic signature. In this regard, in 2024, we consolidated a digital marketing strategy for digital products fully based on digital onboarding through personalized actions and active presence on the main digital platforms. In the Retail Segment, we updated and incorporated several functionalities on the website and applications, including the integration of MiSeguro into the MiBanco application, allowing customers to take and manage their insurance policies in one place. Additionally, we incorporated new functionalities in MiBanco to allow customers to open digital checking accounts, make payments through QR code and receive daily notifications with offers and promotions of our loyalty program. Also, at the beginning of 2024, we launched “FAN Ahorro,” a savings account with no maintenance costs or minimum opening amount, which may be opened 100% digitally and only requires having a valid FAN Account and an identification card. This product earns monthly interest and allows the customer to make up to two withdrawals without losing the interest earned. Meanwhile, in the Wholesale Banking segment, we updated the Banconexión 2.0 platform with a new design focused on simplicity and ease of use, seeking to increase customers’ productivity when managing their transactions. In addition, we renovated investment tools by incorporating the possibility of investing in mutual funds while introducing an investment summary dashboard. Also, we launched Pago Fácil, a payment solution that allows companies to pay us and other banks fully online at any time. Likewise, in 2024, we made significant IT developments intended to reinforce and increase productivity of our back and middle office operations, such as: (i) robotic process automation, development of AI use cases, and digitization of transactions, (ii) our new ERP platform for the automation and centralization of purchasing and payment activities, along with new processes to optimize capital expenditures in infrastructure, (iii) the strengthening of the technological architecture and high service standards through the update of our data center networks and the implementation of a multicloud strategy, and (iv) transformation and modernization of our mutual funds and stock brokerage subsidiaries. Also, during 2024, we continued to incorporate AI tools as part of our digital transformation process through the exploration and integration of generative AI in various areas of our operations. In this regard, we managed to: (i) provide more than 300 software developers with AI assistance, (ii) launch a customer service chat for FAN Clan account holders, and (iii) make an assistance chat available to our account officers. In addition, our advanced analytics area developed models and systems that provide our customers with accurate recommendations by considering their areas of interest while maintaining strict information security standards. Furthermore, we have integrated AI to streamline our processes, which has allowed us to improve the efficiency of manual procedures with advanced data processing technologies, increasing verification and accuracy, and improving our service quality.

In 2025, we continued deploying our digital transformation strategy by enhancing digital services and tools to provide our customers with a simpler, more accessible, more secure and flexible experience. In the retail banking segment, we redesigned the MiBanco mobile application by introducing faster access to key functions and a new section that highlights benefits, products, and promotions. Through this innovation, we also expanded some digital capabilities through automated credit limit adjustments, fully digital credit card onboarding, new options for installment loan analysis and a debt consolidation simulator. We also introduced a benefits search tool and an upgraded notification system to support personalization and customer engagement. In addition, we integrated the former MiPago application into the MiBanco application to centralize payment and collection functionalities. For wholesale banking customers to SME customers, we continued developing a digital ecosystem through the ongoing evolution of Banconexión 2.0 and the MiBanconexión application, both designed to support productivity and streamlining banking operations to provide these customers with timely service, such as enabling multi-company authorization dashboards, introducing gadgets for online credit origination, incorporating new features in the MiBanconexión application for digital onboarding of U.S. dollar accounts and mass payment approval tools. Likewise, we launched an Application Programming Interface (“API”) Store. Furthermore, we introduced MiPass application for companies to expedite the approval of banking operations. In November 2025, the CMF granted operating authorization to Banchile Pagos , which was officially launched in December 2025. This subsidiary’s value proposition relies on a business platform that allows companies to contract acquiring services—both physical and digital—within five minutes, while accessing a smart POS device for on-site sales and centralized account management through Banconexión 2.0 and MiBanconexión. Also in 2025, we took further steps in the adoption of AI tools, which were used by more than 60% of our employees as of December 31, 2025 while over 800 developers actively incorporated AI into their workflows. Currently, our efforts have focused on the use of AI assistants for diverse commercial, investing and technological tasks. In this regard, we have increased AI-assisted code generation and deployed digital onboarding support, advanced analytics and AI-enabled personalization tools—supported by our data governance framework—to enhance customer experience and operational efficiency.  In 2025, we also entered into a strategic alliance with Microsoft, which is expected to promote innovation, strengthen digital security initiatives, and enhance internal productivity through the development of three main areas: (i) generative AI (GenAI), (ii) automation technologies, and (iii) low-code/no-code development.

Through these efforts, we have maintained our commitment to anticipating changes and minimizing risks related to technological advances, including cybersecurity risks, as discussed in “Item 3. Key Information—Risk Factors—Risks Relating to Our Operations and the Chilean Banking Industry.”

Capital Expenditures

The following table sets forth our capital expenditures for each of the three years ended December 31, 2023, 2024, and 2025:

	For the Year Ended December 31,
	2023		2024		2025
	(in millions of Ch$)
Computer equipment	Ch$	11,136	Ch$	5,286	Ch$	9,854
Furniture, machinery and installations		2,922		3,210		1,896
Real estate		10,277		7,369		6,161
Vehicles		416		489		26
Subtotal		24,751		16,354		17,937
Software		59,955		57,617		58,597
Total	Ch$	84,706	Ch$	73,971	Ch$	76,534

Our budget for capital expenditures for 2026 amounts to approximately Ch$107,239 million, of which information technology investments are expected to represent 80.8% and infrastructure projects, the remaining 19.2%. The budget is aligned with our mid-term strategic priorities of improving efficiency and productivity while enhancing customer service capabilities with a focus on digitalization. We expect to finance these capital expenditures principally with our own resources and long-term debt financing.

Among the budgeted expenditures for information technology, 35.8% corresponds to new and ongoing IT projects under agile methodologies, intended to provide business solutions for customers, enhance technological stability and productivity, and strengthen our communication network, cloud servers and cybersecurity infrastructure and systems. In addition, 24.2% of the IT budget consists of investments in technological equipment and system improvements to be carried out by some of our subsidiaries, of which more than 70.0% of the expenditure is expected to be incurred by our new acquiring and processing services subsidiary, Banchile Pagos , which is still in a start-up phase. Of the remaining 40.0%, 18.5% relates to traditional development of applications and remote service channels to provide digital alternatives to meet customers’ needs on a timely basis, 12.5% is expected to support regulatory compliance requirements and 8.9% is intended to support the update of our technological infrastructure, including further optimization and enhancement of security standards for our nationwide ATM network.

Our 2026 infrastructure budget is expected to include initiatives to enhance security standards in our branch and ATM network as required by the Chilean security authority (32.7%); disbursements associated with the refurbishment of our branch network (26.0%), which seeks to upgrade the layout of some of our branches in order to align them with the service model we are promoting across the country, and the renovation and restoration of corporate buildings together with changes in infrastructure to complete the integration of former Socofin employees to Banco de Chile’s headquarters (11.1%). Furthermore, the annual budget includes additional efficiency initiatives (10.0%), capital expenditures to reinforce security standards (7.5%) and improvements to recreational facilities (3.8%).

All the aforementioned investments have been made or are intended to be made in Chile.

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

Our main competitive strengths are:

Brand Recognition and Strong Corporate Image

We have operated in the Chilean financial industry for 132 years under the “Banco de Chile” brand name. In order to provide our customers with specialized value offerings and a wider range of financial products and services, we have also developed the “Banco Edwards-Citi” and “Banchile” brand names. We believe our long-standing history in the Chilean market is recognized by our customers and the general public, who associate our brands with value, quality, reliability and social responsibility within the Chilean financial industry, as demonstrated in various polls conducted by well-known market research companies. We believe that our long history in the Chilean banking industry is a key element that differentiates us from our competitors.

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

In 2025, we received several distinctions due to our strong brand recognition and corporate image in the banking industry. We were recognized by Merco (a corporate reputation monitor) as the fourth Chilean company with the best corporate reputation across all industries and second among local banks. Likewise, Global Finance Review recognized us as the “Best Bank” in Chile.

Business Scale and Leading Market Position

We are one of the largest financial institutions in Chile and a market leader in a broad range of financial products and services within the Chilean financial system, as listed in the following table:

	As of December 31, 2025
	Market Share	Market Position
Demand Deposits in Local Currency(1)	19.9%	1st
Current Accounts Balances held by Individuals	23.6%	1st
Mutual Funds (Assets Under Management)	22.5%	1st
Net Fee and Commissions Income	20.0%	1st
Net Income attributable to equity holders	22.4%	1st
Net Income of Securities Brokerage Subsidiary (2)	22.2%	1st

Source: Chilean Association of Mutual Funds and the CMF.

(1)	Excluding operations of subsidiaries abroad.
(2)	Including the whole market and not only subsidiaries of local banks.

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

In the last decade we have also achieved significant market share in the retail banking segment through diverse value offerings intended to cover our target demographics and enterprises. Therefore, we have prioritized the expansion of our residential mortgage portfolio and our presence in transactional services such as credit cards, current accounts and demand accounts, as we believe they are effective means to build long-term relationships and customer loyalty, while increasing cross-selling opportunities. For this reason, through our Individual and SME Banking Area, we aim to lead the market in services offered to high and medium-income individuals for whom we have developed an attractive and complete portfolio of financial services, including a full range of wealth management services through one of our subsidiaries. We supplement these value offerings with specific proposals for SMEs, which in recent years have coupled with value offerings satisfying small scale entrepreneurs’ financial needs, including the services provided by our acquiring and processing subsidiary, Banchile Pagos , and individual customers in outlying districts seeking deposit and transactional solutions. This broad variety of services has also enabled us to lead the Chilean market in terms of net fee and commission income.

We believe our financial strength, prestige and brand recognition among Chilean customers have allowed us to become the market leader in many banking products and services, such as commercial loans, fees and commissions and demand deposits held by individuals, among others.

Broad and Diversified Customer Base

We believe that we have one of the largest customer bases among financial institutions in Chile. In recent years, we have been able to expand our customer base by providing attractive and tailored value offerings based on improving segmentation and by applying sophisticated business intelligence tools. As of December 31, 2025, according to our Management Information System, we had 1,510,415 core customers, which had at least a current account or a loan outstanding with us. In addition, with respect to our main banking products, as of December 31, 2025, we had 1,303,518 current accounts holders; 228,353 time deposit holders; and 241,734 saving account holders. Similarly, as of December 31, 2025, we were the second largest privately-owned bank in terms of number of borrowers with a 21.9% market share associated with 1,385,878 debtors (excluding contingent loans), according to data published by the CMF. As of the same date, according to the CMF, we had 1,585,888 credit card account primary holders.

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

We are present in all regions of Chile and strive to be accessible to every Chilean customer through our large branch network as well as non-physical contact channels. As of December 31, 2025, we had a nationwide branch network of 217 branches, the largest in Chile among private sector banks, according to information published by the CMF. This network is composed of 187 branches under our “Banco de Chile” brand name and 30 branches under our “Banco Edwards Citi” brand name. We believe that our branch network enables us to develop close relationships with our customers and therefore we are constantly assessing new branch locations throughout Chile.

We have also complemented our branch network with non-physical remote channels, such as ATMs, internet-based online platforms and mobile banking applications. As of December 31, 2025, we had 1,884 ATMs throughout Chile and we provided our customers with specialized internet websites for each of the segments we target, coupled with diverse mobile banking applications, including MiBanco, MiBanconexion, MiPass and MiInversion. During 2025, monetary transactions carried out by customers and non-customers through mobile applications or internet-based platforms jointly increased 8.1%, compared to a 5.8% decrease in transactions performed in branches and ATMs.

Proven Digital Banking and Business Intelligence Capabilities

Over the last years, digital transformation has been steadily increasing its importance within the Chilean banking industry, a trend that was accelerated during 2020 as a result of the COVID-19 pandemic’s mobility restrictions. In order to be aligned with our customers’ needs during such a challenging period, we have made several cultural changes within our organization, which include the introduction of new financial products, services and technologies. By doing so, we expect to achieve sustainable growth in the coming years and to improve both our processes’ efficiency and the consumer experience with the Bank.

As a result, in recent years we have implemented several advances in both the back and front office aimed at improving customer experience by expanding digital channels while adding new products and functionalities. We have also continued increasing sales through these points of contact by working with advanced analytics to improve cross-selling. Additionally, digital transformation has become a crucial goal across the Bank, which has led us to focus on talent and digital culture in order to bolster our capabilities while emboldening innovation in all aspects of the banking business with a front-to-end approach by adopting new work methodologies such as agile.

One of the key pillars of our digital banking strategy has been the development of cutting-edge mobile applications and customized websites. Over the last years, we have devoted efforts to enhance our mobile banking platforms by developing and launching diverse applications, including MiBanco, MiBanconexion, MiInversion, and MiPass. We are continually improving the functionalities and robustness of applications that enable our customers to perform most of the transactions they can execute on our websites, such as: (i) accessing their account balances, (ii) executing electronic money transfers, (iii) applying for pre-approved installment loans, (iv) generating secure passwords to make such transfers, (v) making cash advances from credit cards to checking accounts, (vi) setting cash withdrawals from our ATM branch network, (vii) making bill payments, (viii) requesting reimbursements from other Banco de Chile customers by scanning a QR code, (ix) managing their personal investment portfolios by investing or disinvesting in equity, fixed-income, and mutual funds, and (x) contracting insurance policies while managing their stock of policies, among others.

The FAN Account, a fully digital-onboarding demand account, has remained a cornerstone of our digital strategy in recent years. Since its launch in 2020, the FAN Account has aimed to improve customer experience and promote loyalty through ongoing enhancements to available functionalities. In 2022, we broadened the scope of the FAN Account by introducing tailored offerings for specific customer segments. In this regard, we launched “FAN Emprende,” a fully digital demand account for SMEs, start-ups, and entrepreneurs that provides access to our digital channels and segment-specific benefits. We also introduced “FAN Clan,” a fully digital-onboarding demand account for teenagers from 14 to 17 years of age, which customizes the customer experience through the use of avatars and provides access to benefits and discounts included in our loyalty program. In 2024, we launched “FAN Ahorro,” a savings account with no maintenance fees or minimum opening amounts that is opened digitally and requires a valid FAN Account and a national identification card. This product accrues monthly interest and allows up to two withdrawals without forfeiting accrued interest. During the same year, we launched the Digital Student Plan for higher-education students between 18 and 27 years of age, which includes a checking account and provides the possibility to apply for a credit card. As of December 31, 2025, the FAN Account had reached two million customers, most of whom had no prior relationship with us.

In 2025, within the retail banking segment, we enhanced our digital value proposition by updating the MiBanco application to simplify navigation and improve access to key functionalities, while strengthening personalization and expanding digital processes across credit and benefits-related services. We continued to consolidate our digital channels through the integration of payment features into the MiBanco application, seeking to provide customers with a more unified and efficient experience across platforms. As such, we integrated former applications, such as the former MiPago application into the MiBanco application in order to streamline our customers’ interaction with our mobile tools. For wholesale banking customers and SME customers, we advanced the development of our digital ecosystem by enhancing the Banconexión 2.0 and MiBanconexión mobile application with improvements focused on usability, operational efficiency and connectivity, including multi-company authorization dashboards while introducing tools for online credit origination and new features, such as digital onboarding for U.S. dollar accounts and mass payment approval tools. We also launched our API Store, enabling clients to connect certain internal systems with the Bank’s digital services to support automation, productivity, and service quality. Furthermore, we introduced the MiPass application for companies to streamline the approval of banking operations.

We believe these and other similar initiatives have allowed us to continue improving our online channel usage rates, as illustrated in the table below, which sets forth information regarding the evolution of the number of transactions (monetary and non-monetary) carried out by customers and non-customers through our diverse distribution channels that were performed through non-physical remote channels.

Competitive Funding Structure

We believe that we have a cost-effective and highly competitive funding structure based on our leading market position in current accounts and demand deposits, especially among individuals. According to the CMF, as of December 31, 2025, with a 23.6% market share, we ranked first within the Chilean banking industry in current accounts and demand deposits held by individuals. As of that same date and excluding operations of subsidiaries abroad, we were the first private bank in Chile in terms of total balances of non-interest bearing current accounts and demand deposits denominated in local currency, representing 19.9% of the industry (net of clearing), as reported by the CMF. Under Chilean GAAP, our total balances of current accounts and demand deposits represented 30.0% of our funding structure (excluding equity) as of December 31, 2025, as compared to the 23.4% reported by the Chilean banking industry, excluding Banco de Chile. In addition, we have a solid base of funding from retail banking customers, who held demand deposits and time deposits that jointly represented 36.6% of our total liabilities (excluding equity) as of December 31, 2025. This provides us with a stable source of funding that is reflected by a 30-day moving average renewal rate of retail time deposits, which reached approximately 72.4% as of December 31, 2025.

We strive to diversify our liability structure in terms of sources, types of instruments and markets with the aim of maintaining a competitive cost of funding and improving our liquidity. In 2025, we were more active in our long-term debt placements in both the local and foreign markets, based on a funding strategy that aims to diversify our liability structure to finance loan growth at the most convenient cost of funds while adequately managing financial gaps in the banking book. Accordingly, in 2025, we carried out the following debt placements: (i) Ch$1,572,815 million in the local market with an average maturity of 10 years; (ii) Ch$115,739 million in Switzerland with a six-year maturity; (iii) Ch$75,233 million in Hong Kong with a seven-year maturity; (iv) Ch$65,260 million in Japan with a five-year maturity; (v) Ch$50,998 million in Mexico with a five-year maturity; and (vi) Ch$43,101 million in Australia with a ten-year maturity.

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

Prudent Risk Management & Superior Asset Quality

Of the Chilean financial institutions, we have among the highest credit quality and the healthiest loan portfolio in Chile. We believe this asset quality is the result of our well-known prudent risk management approach and accurate credit risk models that are updated from time to time and have enabled us to maintain relatively low levels of past-due loans (loans 90 days or more past due) and high coverage indicators over the last few years. According to the CMF, as of December 31, 2025, we had a delinquency ratio (loans 90 days or more past due as a percentage of total loans) of 1.68% which was well below the industry average delinquency ratio of 2.57% recorded by the Chilean banking industry (excluding Banco de Chile) as of the same date. Additionally, according to data published by the CMF, as of December 31, 2025, we had a coverage ratio (allowances for loan losses over loans 90 days or more past due) of 127.1%, which was well above the industry average coverage ratio of 103.9% as of the same date (excluding Banco de Chile). Over the last few years, the utilization of business intelligence tools has also contributed to an improvement in our credit risk management. During 2025, we kept a constant monitoring of risk conditions, particularly in those sectors most sensitive to the economic environment and in relation to the retail banking segment, which presented a steady convergence to past-due indicators seen before 2020 after periods of extremely low delinquency in the local banking industry. Likewise, we focused on the analysis of the financial condition of economic sectors adversely affected by specific dynamics, such as the real estate and construction industry and the transportation industry, which tended to improve their credit risk profiles throughout the year. In the retail banking segment, increased delinquency among individuals characterized the performance of the industry as a whole, with past-due indicators that –particularly in residential mortgage loans– increased above figures seen before 2020. We recognize that the current period reflects an adjustment following several years of atypical payment behavior. Throughout 2025, we have made concerted efforts to closely monitor these trends with the objective of restoring delinquency rates to more typical levels as economic activity recovers.

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

We firmly believe that there continues to be room to grow in retail banking. Although Chile’s per capita GDP has increased fourfold over the last 30 years, banking penetration is still below that in developed countries, particularly in relation to residential mortgage and consumer loans. In fact, as of December 31, 2025, the loan book of the Chilean banking industry (excluding operations of subsidiaries abroad) represented 73% of Chilean GDP. As of the same date, mortgage and consumer loans represented 26% and 9%, respectively. On the other hand, according to the CMF, as of December 31, 2025, we had market shares of 18.1% and 15.5% in residential mortgage loans and consumer loans, respectively. Given the fierce competition in the Chilean banking industry, in order to take advantage of these opportunities, we are frequently seeking to develop innovative products and services to diversify our revenue sources. Accordingly, we have strived to build comprehensive value offerings for our retail segment in order to continue enhancing our fee-based income by promoting the digitalization of products and services provided to these customers while improving benefits related to our customer loyalty programs.

Similarly, in our wholesale banking segment, we aim to maintain a market-leading position in loans while growing profitably in a market that is characterized by low margins and fierce competition. We intend to accomplish these goals by increasing our cross-selling of non-lending products and services. For this reason, we are focused on improving our cash management services, enhancing our internet-based and mobile services, increasing the penetration of products designed by our treasury segment, strengthening our presence in certain lending products such as leasing and factoring and promoting international businesses by taking advantage of the Global Connectivity Agreement we maintain with Citigroup and the specialized array of financial services offered by our subsidiaries, such as securities brokerage, mutual funds management and financial advisory in order to meet the needs of certain niches within this business segment. The success of our wholesale banking segment is critical to our ability to maintain sustainable growth in revenues, particularly in fee-based income. Thus, cross-selling is one of our main priorities in this segment.

In our treasury segment, we intend to take advantage of our specialized knowledge in order to increase the penetration of widely-used products in our current customer base while offering innovative products to potential customers. Also, we frequently seek newer and more convenient funding choices, locally and internationally, in order to support our long-term business strategy by promoting an adequate diversification of our funding structure.

●	Main Achievements in 2025:

(1) Reinforcement of FAN Account Cluster

In the second half of 2020, we launched “FAN Account,” our fully digital onboarding account designed for all types of individual customers. This account may be digitally opened without visiting our branches, with no paperwork but still subject to our strict account approval processes. Additionally, the Fan Account permits holders to perform local and international purchases with no entrance or maintenance fees, which seeks to promote financial inclusion. Also, FAN Account users have access to all the benefits and platforms offered by the Bank to its customers. Between 2021 and 2024, we enhanced the value offering behind the Fan Account by developing a FAN Account Ecosystem while deploying a wide array of services and features, including: (i) a new customer service channel with a chatbot called FANi, (ii) full access to Banco de Chile’s digital ecosystem. and (iii) cardless cash withdrawals. Likewise, over the years, we have created tailored solutions for SMEs and young people, such as: (i) FAN Emprende, which is a fully digital account for SMEs, start-ups, and entrepreneurs that allows access to our digital channels and benefits by enabling customers to perform transactions online while having no requisites for opening, (ii) FAN Clan that targets teenagers and promotes financial inclusion by offering benefits that are part of our loyalty program through a customized digital environment, and (iii) “FAN Ahorro,” a 100% digital savings account that earns monthly interest and allows customers to carry out up to two withdrawals without losing accrued interest, with no maintenance cost or minimum opening amount. In 2025, we continued to widen the services and products offered to FAN Account customers. We also managed to develop a micro-credit offering and low-limit credit cards for FAN Account holders without a credit history in the local financial industry or who did not qualify under traditional risk parameters, which is in line with the inclusion initiatives that are part of the FAN Account Ecosystem. These products are digitally delivered through the MiBanco application or our website. During 2025, we granted more than 24,000 micro-credits and opened approximately 12,000 low-limit credit cards for FAN Account holders.

Through FAN Account, we were able to attract 300,000 new customers in 2025 and reached two million users as of December 31, 2025.

(2) Advances in Digital Banking for Strengthened Value Offerings

In 2025, we continued to deploy our ambitious digital strategy to deliver improved and tailored banking solutions for our customers by generating a simpler, more accessible, and flexible experience. Through the digital transformation process, we focused on the launch of innovative products and the ongoing modernization of our services, functionalities, and digital tools.

In the retail banking segment, we renewed the MiBanco mobile application, focusing on simplifying the user experience through faster access to frequently used functions and the incorporation of a new section highlighting benefits, new products, promotions, and other relevant content for customers. Additional digital functionalities were introduced to streamline key processes, including: (i) automated and pre-approved increases and distribution of credit card and credit line limits, (ii) digital onboarding for credit cards within the MiBanco application, (iii) a widget that allows users to convert the billed monthly use of credit cards into installment loans, and (iv) a debt-consolidation simulator in order to promote financial planning. We also introduced a new benefits search tool—available on the Bank’s website —that allows customers to find active benefits by type and category. The MiBanco mobile application was further enhanced with the integration of Travel Sky Plus Platinum-level benefits and direct access to the Bank’s VIP lounge offerings at Santiago International Airport. Additionally, we updated our customer notification system to deliver more personalized and timely alerts related to benefits and relevant content. As part of our strategy to consolidate our digital channels, we integrated the former MiPago application into the MiBanco application, enabling clients to execute peer-to-peer transfers, RedGiro QR operations, and Webpay QR payments directly within the main mobile application.

For companies ranging from corporations to SMEs, our strategic focus continued to advance the development of a comprehensive digital ecosystem in order to streamline banking operations carried out by these types of customers to ensure timely and tailored solutions. This progress was reflected in the ongoing evolution of our Banconexión 2.0 platform and MiBanconexión mobile application, both designed with interfaces focused on simplicity to streamline daily operations and enhance client productivity. Also, during 2025, we launched our API Store, which enables these kinds of customers to integrate their internal financial management systems with our API-based services to support efficiency, productivity, and service quality by delivering on-time solutions for diverse customers’ needs.

We also strengthened our digital offering for companies through several enhancements, including the implementation of a multi-company authorization dashboard that supports integrated management for organizations with multiple legal vehicles. In addition, for FAN Emprende customers, we developed online applications for pre-approved loans and introduced digital onboarding for current accounts. Furthermore, we launched MiPass for companies, a mobile application designed to digitally approve banking transactions, while through the MiBanconexión mobile application we incorporated new features ranging from digital onboarding for U.S. dollar accounts to approval of mass payments and high-value transfers.

(3) New Subsidiary Banchile Pagos : Acquiring and Processing Services for Credit and Debit Cards

Over the past few years, especially since the end of 2020, cash payments for goods and services have declined while being substituted by credit and debit cards as the most used payment methods. In addition, the significant increase in online transactions has further driven the growth and use of digital payment methods both locally and internationally. As part of the transformation experienced by the payment ecosystem since March 2020, a “four-party model” is currently operating in Chile, which has allowed the appearance of new players in the acquiring market. This has resulted in increased competition and reduced fees for customers and has facilitated the financial management for customers and SMEs through the tracking of sales, deposits, charges, and various types of related reports.

In July 2024, we created a new subsidiary, Banchile Pagos , an acquiring and processing service company that seeks to compete in the prevailing four-party model ecosystem for credit and debit cards while widening the value proposition we offer to our customers, with a special focus on SMEs and middle market companies, through innovative payment and cash management solutions. During 2025, Banchile Pagos carried out a pilot phase with a limited group of clients in order to evaluate the adequacy of its operating model and technological platforms. In December 2025, the company officially started operations, and by the end of December 2025, Banchile Pagos had enrolled approximately 6,800 merchants, delivered more than 7,800 Smart POS devices in use, and processed over 4.7 million transactions.

(4) Ongoing Improvements in Service Quality

We are convinced that in a highly competitive industry such as the Chilean banking system, a customer-centric focus is critical to generating loyalty and creating long-term profitable relationships. We believe that our high service quality is a competitive strength that differentiates us from competitors and supports our long-term strategy by responding to the preferences of our current and potential customers. Accordingly, we strive to improve our relationships with customers by developing commercial strategies and value offerings aligned with their needs, as well as improving our response time and customer satisfaction indicators. Consistent with this view, during 2025, we continued enhancing our commitment to service quality, improving existing capabilities and developing new online channels and enhanced functionalities for mobile applications, while implementing organizational changes to provide our customers with a more comprehensive approach and customized solutions.

We believe that our efforts in developing comprehensive and customized value offerings for customers have contributed to improving customer experience over time. In this regard, as of December 31, 2025, we ranked first among relevant peers with a net promoter score of 61%, according to the study conducted by Procalidad, an independent Chilean customer satisfaction survey. Also, the average voluntary attrition rate was 2.7% for the year ended December 31, 2025, compared to an average voluntary attrition rate of 2.5% between 2019 and 2024.

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

We are dedicated to developing and optimizing internal processes to reduce and manage our expenses. Throughout 2025, we continued to enhance our IT infrastructure to improve stability and efficiency for all of our customers. Likewise, we continued to disburse financial resources to reinforce our IT infrastructure on cybersecurity matters. We believe this is the best way to improve our operating efficiency and enhance security standards while properly meeting our customers’ needs, which are increasingly linked to digital channels, fast response and timely service. For more information, see “Item 4. Information on the Company—Capital Expenditures.”

●	Main Achievements in 2025

(1) Integration of Socofin into the Bank

In July 2025, our former collection subsidiary, Socofin , was merged into the Bank and subsequently dissolved. This initiative was part of our continuous focus on efficiency and productivity as we realized that the credit recovery function that was formerly carried out by Socofin could be integrated into the Bank in order to optimize the staff and all the related processes in terms of control, governance and customer experience by means of automated solutions and a redesign of crucial activities in direct coordination and organizational dependence of our recently created Corporate Risk Division.

We expect the merger of Socofin into the Bank to result in enhanced operational efficiency in the credit recovery process by leveraging economies of scale and scope. This integration is also expected to provide our customers with more direct and transparent management of overdue loans, thereby supporting the maintenance of strong, long-term relationships.

(2) Branch Network and Headcount Optimization

We believe that remote channels are key to the future of banking, particularly amid new regulatory requirements, intensified competition, the entry of new banking players, and higher reputational exposure, all of which translates into higher costs. Similarly, customers are increasingly demanding new and innovative distribution channels and visiting branches less, given lack of time, but mostly due to the massive use of the internet and the fast adoption of smartphones. In 2018, these trends led us to undertake financial and strategic analyses aimed at revising our entire branch network in terms of profitability, location, layout and services offered through these channels.

In 2025, we completed the optimization of our nationwide branch network, resulting in more efficient operations through the implementation of new self-service devices for customers, the redesign of branch layouts, and the integration of a comprehensive service model tailored to the needs of customers in the retail banking segment.

As a result, as of December 31, 2025, our branch network was composed of 217 branches, compared to 334 branch locations as of December 31, 2020.

Likewise, the deployment of our efficiency program has enabled us to streamline several internal processes with a front-to-back approach that, along with the organizational restructuring we have carried out in order to both imprint an efficiency-focused culture across the corporation and due to the branch network optimization, has translated into a steady optimization in headcount from 12,541 employees in 2022 to 11,156 employees in December 2025, which represents an 11.0% decrease.

	For the Year Ended December 31,
	2023	2024	2025
	(in millions of Ch$)
Operational Ratios
Loans per Branch (in Millions of Ch$)	146,306	172,014	180,608
Loans per Employee (in Millions of Ch$)	3,078	3,347	3,513

(3) Technological Advances in Internal Processes and Infrastructure

In 2025, we continued to promote our focus on efficiency and productivity in all aspects of the banking business. In this line, during 2025 we focused on capturing value through efficiency and cost savings by implementing initiatives aimed at centralizing subsidiary functions, optimizing organizational structures and infrastructure expenses, and redesigning our service model.

Additionally, during 2025, we continued to make steady progress in the transformation process of our subsidiaries Banchile Administradora General de Fondos and Banchile Corredores de Bolsa toward a renewed digital offering for their clients, while maintaining market-leading positions within their respective industries.

Also, we have continued to promote the progressive evolution of our technological infrastructure and capabilities to keep them modern, flexible, scalable, and aligned with market-leading practices, which in the end should translate into increased efficiency and productivity. As part of these efforts, we seek to promote the development of highly automated processes and the adoption of specialized software that allow us to accelerate our knowledge to address digital transformation. Accordingly, during 2025, we continued to adopt AI, with the aim of improving internal productivity and enhancing customer service quality, for instance through the AI-powered virtual assistant FANi, whose capabilities were expanded to address inquiries related to all FAN products, providing a unified experience for new and existing clients. These efforts were further reinforced through a strategic alliance we established with Microsoft starting in October 2025, which is focused on accelerating innovation, strengthening commercial team productivity, enhancing customer experience, and reinforcing digital security through three main areas, including: (i) generative AI, (ii) automation technologies, and (iii) low-code/no-code development. Employees were granted access to secure and validated generative AI tools, such as Copilot 365, to support their daily tasks and increase their productivity with solid standards of digital security. By December 2025, more than 60% of employees had access to these tools across commercial, investment, and technology teams, including AI assistants deployed across the organization—such as CAP, SARA, Risky, I-BAN, MinervAI, Wayo, PRAI, and Jarvis—.Similarly, we expanded analytical capabilities for managing credit collection and financial inclusion through Labrisk AI, while AI-based tools were used to enhance the effectiveness of customer communications and marketing campaigns. The number of software developers utilizing AI doubled to more than 800.

●	Commitment to Sustainability and Chile

We are devoted to focus on the progress of our customers by means of providing them with a wide array of services while supporting their funding needs. Furthermore, we are committed to the development of Chile and its individuals and companies by providing innovative tools that contribute to improve their quality of life. In this regard, we firmly believe that modern companies need to create effective mechanisms to build positive connections with all of their stakeholders and the society in which they carry out their business activities. This has become increasingly important in the midst of societal changes in Chile and worldwide.

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

●	Main Achievements in 2025

In recent years, we have successfully rolled out a variety of initiatives, achieving significant milestones in 2025, including the following:

(1) Training and Education for Communities

We believe that education is a cornerstone for the country’s social and economic progress. Through the “Educación para Chile” program, we seek to broaden learning opportunities and create pathways that can improve people’s lives. The program focuses on strengthening the educational ecosystem by building strategic partnerships and implementing initiatives that provide individuals with tools to enhance employability and well-being. Accordingly, diverse initiatives are implemented under the following strategic focus areas:

●	“Financial Education”

Aims to strengthen the financial capability of students, elderly people, workers, entrepreneurs, and disabled people by translating core financial concepts into everyday habits and informed decision-making through initiatives such as: (i) financial education mentors, where 81 volunteers from Banco de Chile delivered mentorship to improve budgeting, planning, and responsible financial choices, reaching approximately 5,600 people of all ages; and (ii) the “Comunidad del Ahorro” (Saving Community) program, a community-based learning initiative aimed at offering digital courses that prioritized women heads of household while integrating financial education by means of practical guidance on managing household food spending, reaching 1,027 women in 2025.

●	“Early Education”

We promote foundational reading skills and interest in books from early ages through volunteering and community events. In 2025, 100 children ranging from six to 10 years old participated in activities to support interest in reading and comprehension. Also, more than 1,000 students took part in the “Reading Fair,” which included workshops, storytelling, and activities to encourage reading for pleasure.

●	“Civic Education and Values”

Through this initiative, we promote informed and engaged citizenship by creating spaces for reflection, cultural access and skills development that broaden perspectives and strengthen community bonding across the country.

During 2025, we undertook the following key actions on this topic: (i) the “Education for Chile Dialogues” convened 400 participants to discuss the future of education, complemented by six expert talks on subjects such as inclusive pedagogy, innovation, and skills development, which collectively attracted 800 attendees; (ii) the “Challengers Contest," organized in collaboration with Universidad de los Andes, engaged over 7,000 students from technical and vocational education and training (TVET) institutions in addressing a social challenge—financial education in open-air markets—which culminated in three TVET students and one professor traveling to South Korea for an international learning experience that connected education with global culture; (iii) the “My First Opera” program, as part of the Education for Chile initiative, presented The Barber of Seville at the Municipal Theater of La Pintana to more than 500 attendees, primarily local families and children, providing a free and inclusive cultural experience that brought art and classical music closer to the community; and (iv) the “Heritage Tours," designed to promote culture and institutional history by opening our headquarters to groups of students, teachers, and workers to foster community engagement, together with "Heritage Day 2025,” a governmental initiative that enabled nearly 4,000 visitors to explore the first floor of our main headquarters building, recognized as a National Historic Monument.

●	“More and Better Job Opportunities”

We seek to connect learning with labor-market needs through practical training, work-based experiences, and targeted support that enhance employability for students, teachers, and underrepresented talent in high-demand fields.

The “Compromiso TP” (TP Commitment) initiative aims to promote work opportunities for technical school students through an alliance with Fundación Chile. In the first stage, this program focuses on management and information technology skills through integration and curricular strengthening. Compromiso TP also includes a new educational approach in relation to lecturer skills and provides students with the opportunity to use tools and practices that allow them to pursue employment opportunities upon graduation. In 2025, through this program, more than 861 students received certification in matters such as accounting, networks and connectivity, programming, and telecommunications.

Also, to promote community training, during 2025 the “More Women in Technology” initiative granted a total of 316 scholarships to entrepreneurs, migrants, and young women through intensive bootcamps organized with specialized training partners to support employability.

(2) Entrepreneurship Support

Throughout our history, we have demonstrated our commitment to the development and success of entrepreneurs, for which we have implemented different gathering and supporting instances in order to promote their advancement in their business goals. During 2025, the main initiatives we carried out in this area were:

●	“10th National Entrepreneur Challenge Contest”

The “Concurso Desafío Emprendedor” (National Entrepreneur Challenge Contest) program, which seeks to promote the development of micro-entrepreneurs and SMEs throughout the country, in association with Desafío Levantemos Chile, has become one of the most important entrepreneurship support programs in Chile. In 2025, more than 25,000 entrepreneurs signed up for the contest, which provides cash prizes and training activities for entrepreneurs on various topics such as budgeting, work methodologies, saving alternatives, investment choices and responsible financial indebtedness. Likewise, this initiative permits entrepreneurs to access an ecosystem in which they increase visibility, boost sales and generate stronger and long-lasting relationships with their current and potential customers. The contest’s runners-up were provided with mentoring to build their pitch with the support of experts and participation in an open television program, along with cash prizes.

●	“Entrepreneurship Impact”

The “Impacto Emprendedor” program focuses on students from middle- and high-school to undergraduate, graduate and recent graduates of higher education establishments in the country (universities and technical schools). In 2025, we organized the fifth version of the national university entrepreneurship contest “Impacto Emprendedor Universitario,” convening 263 projects composed of more than 686 students. Participants received support through a training program that included online activities, as well as seed funding to help validate their prototypes. We also organized the fourth version of the national school entrepreneurship contest “Impacto Emprendedor Escolar,” bringing together 603 teams composed of more than 2,000 students from 178 educational institutions. This program aims to strengthen the entrepreneurial culture among middle and high-school students across the country, fostering leadership, innovation, critical thinking, and social commitment through a training process.

●	“Women Who Inspire”

The “Mujeres que Inspiran” program aims to have a positive impact on the development of the country by promoting gender equality, education, employment and the development of local economies through women who lead their communities. In 2025, for the fifth consecutive year, this program received over 1,500 applications, of which 30 women were awarded as microentrepreneurs or leaders of social organizations that have marked their communities through sustainable initiatives in the social, environmental and economic fields. Based on this recognition, these women received mentoring and specialized training to strengthen their leadership and collaboration networks.

●	“Entrepreneur Club”

This initiative, developed in alliance with Desafío Levantemos Chile, aims to support the economic and social recovery of entrepreneurs in the Valparaíso Region who have been affected by emergencies. The program combines training, personalized mentorship, and financial support, with the objective of strengthening businesses in areas such as business model development, financial health, and digital marketing. During 2025, 30 entrepreneurs benefited from the training and financial support, and were accompanied by 30 volunteers from the Bank.

(3) Inclusion

In 2025, we continued to promote Inclusion, Non-Discrimination and Respect to Diversity across the corporation and in our interaction with the community. Through this pillar, we aim to improve our knowledge of physical disability, discrimination, and diversity while developing higher sensitivity on these matters.

Our commitment to disabled people is permanent. In 2025, we worked once again with Teleton Foundation (“Teleton”) in the annual fund-raising campaign by putting our nationwide distribution network, internet-based platforms, and mobile applications for smartphones, in addition to other technological resources, at Teleton’s disposal. Also, more than 7,000 of our employees participated as volunteers in the annual campaign carried out in November 2025. We have been supporting the Teleton Foundation since its establishment in 1978.

Likewise, we sponsor paralympic sportsmen and sportswomen while organizing sporting events for disabled people like the Chilean Open Wheelchair Tennis Tournament. The 26th edition of this tournament received around 40 Chilean and foreign players, and awards distributed during the tournament totaled U.S.$14,000.

Additionally, in 2025, we held the eighth version of “Navidad con Sentido” (A Meaningful Christmas), an initiative that allows volunteers teams from Banco de Chile to design and implement sustainable impact projects that benefit social organizations across the country. In 2025, this activity involved more than 1,200 volunteers with 120 projects, benefiting around 13,000 children, teenagers, disabled people and elderly people from all regions of the country.

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

●	“Emergency Response”

In 2025, we worked in alliance with “Desafío Levantemos Chile” to provide support to communities and institutions affected by emergencies across the country. Following the tornado that struck Puerto Varas, in the Los Lagos Region—causing damage to homes, businesses, vehicles, and public infrastructure—we contributed through the donation of reconstruction prepaid cards and work tools to help families and entrepreneurs.

We also delivered support to La Providencia high school in Traiguén, in the Araucanía Region, an educational institution with more than 130 years of history, whose facilities were damaged by wildfires. Our assistance supported the continuity of learning for the 125 students, including 90 students who live in its free boarding school. This institution has a School Vulnerability Index (SVI) of 99%, which demonstrates the important social role it plays for the community by providing secondary and technical-professional education.

●	“Blue Commitment” Program

In May 2022, we launched the “Compromiso Azul” (Blue Commitment) Program, which is a roadmap on environmental and climate change matters. This program is composed of diverse initiatives that seek to contribute to environmental care through different initiatives, such as operational eco-efficiency, community relations, recycling and the offer of products and services for people and SMEs. In 2025, we carried out several volunteer programs called “Cuadrilla Azul” (Blue Crew) focused on environmental care. Through this initiative, during the last year we primarily focused on cleaning beaches, rivers, and wetlands. In two days, 660 volunteers of Banco de Chile managed to cover nine locations nationwide, where more than 277,000 square meters were cleaned, and around 7.7 tons of waste were collected and taken to recycling plants and official landfills. Likewise, our insurance brokerage subsidiary, in collaboration with the international organization Parley for The Oceans, carried out a campaign aimed at cleaning rivers and wetlands nationwide. This project involved more than 60 locations in 14 regions of the country and included the participation of more than 2,500 volunteers, who collected 15 tons of waste, including more than 2.5 tons of plastic, preventing it from entering the sea.

Principal Business Activities

We are a full-service financial institution that provides, directly and indirectly through our subsidiaries and affiliates, a wide variety of lending and non-lending products and services to all segments of the Chilean financial market. Accordingly, for management purposes we organize our operations in the following business segments:

Source: Banco de Chile.

The business segments information presented in this section has been prepared in accordance with Chilean GAAP, which are the principles applied by management in identifying and measuring business segments, including the application of the management approach described in IFRS 8 and used by the CEO, as Chief Operating Decision Maker (CODM) to monitor and report our business performance to the Bank’s board of directors. For a discussion of the most significant differences between Chilean GAAP and IFRS Accounting Standards, see “Item 5. Operating and Financial Review and Prospects—Operating Results—Results of Operations for the Years Ended December 31, 2023, 2024, and 2025—Business Segments” and “Item 5. Operating and Financial Review and Prospects—Operating Results—Results of Operations for the Years Ended December 31, 2023, 2024, and 2025—Summary of Differences between Chilean GAAP and IFRS Accounting Standards”. Also, see Note 6 to our audited consolidated financial statements as of and for the year ended December 31, 2025 included elsewhere in this annual report for the reconciliation of business segment information from Chilean GAAP to IFRS Accounting Standards.

The following table sets forth information on the composition of our loan portfolio and our consolidated net operating income before income tax, in accordance with Chilean GAAP for the year ended December 31, 2025, allocated among our principal business segments:

	For the Year Ended December 31, 2025
	Total Loans		% Participation in Total Loans	Net Operating Income before Income Tax(1)
	(in millions of Ch$, except percentages)
Retail banking	Ch$	26,443,984	67.5%	Ch$	710,733
Wholesale banking		12,747,986	32.5		630,597
Treasury		—	—		55,988
Subsidiaries		—	—		115,865
Other (adjustments and eliminations)		—	—		—
Total	Ch$	39,191,970	100.0%	Ch$	1,513,183

(1)	This breakdown of net operating income before income tax is used for internal reporting and planning purposes, which is consistent with business segment information presented in Note 6 to our financial statements appearing elsewhere in this annual report. Information on the operations, assets and income of our financial services subsidiaries and affiliates is provided below under “—Subsidiaries.”

The following table sets forth our total operating income, before expected credit losses, allocated among our principal business segments, for the years indicated:

	For the Year Ended December 31,
	2023		2024		2025
	(in millions of Ch$)
Retail banking	Ch$	1,823,839	Ch$	1,894,425	Ch$	1,904,689
Wholesale banking		954,944		898,822		835,903
Treasury		22,292		60,830		67,285
Subsidiaries		233,275		243,095		252,570
Other (adjustments and eliminations)		(39,478)		(46,887)		(34,404)
Total Operating Income, before expected credit losses (Chilean GAAP)		2,994,872		3,050,285		3,026,043
Reconciliation to IFRS		19,312		17,232		3,558
Total Operating Income, before expected credit losses (IFRS)	Ch$	3,014,184	Ch$	3,067,517	Ch$	3,029,601

(1)	Related to intersegment operations.

The following table sets forth a breakdown of our loan portfolio by customer and business segments for the year ended December 31, 2025:

	For the Year Ended December 31, 2025
	Commercial Loans		Mortgage Loans		Consumer Loans		Total Loans
	(in millions of Ch$)
Individuals (Personal Banking)	Ch$	2,679,901	Ch$	12,850,859	Ch$	5,522,986	Ch$	21,053,746
Small & Medium Enterprises		4,105,037		1,047,132		238,069		5,390,238
Retail Banking		6,784,938		13,897,991		5,761,055		26,443,984
Corporate Banking		4,748,556		—		9		4,748,565
Special Businesses		2,651,933		—		200		2,652,133
Large Companies		5,323,928		18,627		4,733		5,347,288
Wholesale Banking		12,724,417		18,627		4,942		12,747,986
Subsidiaries		—		—		—		—
Total Loans (Chilean GAAP)		19,509,355		13,916,618		5,765,997		39,191,970
Reconciliation to IFRS		40,192		17,851		4,301		62,344
Total Loans (IFRS)	Ch$	19,549,547	Ch$	13,934,469	Ch$	5,770,298	Ch$	39,254,314

Retail Banking Segment

Our retail banking segment serves the financial needs of individuals and small and medium-sized companies through our branch network. As of December 31, 2025, loans granted by our retail banking segment amounted to Ch$26,443,984 million and represented 67.5% of our total loans as of the same date.

In terms of composition, as set forth in the following table, as of December 31, 2025, our retail segment’s loan portfolio was principally focused on residential mortgage loans, which represented 52.6% of the segment’s loan book. The remaining loans were distributed between commercial loans (25.7%) and consumer loans (21.8%).

	As of December 31, 2025
	(in millions of Ch$, except percentages)
Commercial loans
Commercial credits	Ch$	5,889,612	22.3%
Leasing contracts		613,391	2.3
Other loans		281,935	1.1
Total Commercial Loans		6,784,938	25.7
Residential Mortgage Loans		13,897,991	52.6
Consumer Loans
Installment loans		3,374,691	12.8
Credit cards		2,091,618	7.9
Lines of credit and other loans		294,746	1.1
Total Consumer Loans		5,761,055	21.8
Total	Ch$	26,443,984	100.0%

We serve the retail market through our Retail Banking Segment, which is responsible for offering financial services to individuals and microentrepreneurs, as well as small and medium-sized companies with annual sales of up to UF70,000 (approximately Ch$2,781.0 million as of December 31, 2025). This segment manages our branch network operating under the brand names “Banco de Chile” and “Banco Edwards Citi” and had 217 branches as of December 31, 2025. For purposes of personal banking, the Individuals and SME Area maintain a segmentation to provide customers of middle- and high-income segments with tailored value propositions.

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

In 2025, the Retail Banking Segment focused on targeted growth opportunities while developing new business solutions and benefits to improve our customers’ experience. Based on these pillars, this business segment recorded a 2.5% growth in personal banking customers (number of individuals), which was partly explained by revised value propositions that were split into two customer clusters composed of transactional (retail, young and traditional) and relational (preferential and private) customers in order to better satisfy their needs. Likewise, we introduced tailored value offerings for both digitally-oriented customers and customers who prefer more traditional channels. We also continued to reinforce the FAN Account ecosystem, which includes the FAN Ahorro account, a digital savings account designed for both current and new customers that simplifies the saving process and earns monthly interest. As a result, this business segment recorded a 33.3% growth in savings accounts during 2025. Moreover, this business segment achieved a 3.6% increase in checking account holders in 2025, which was in part the consequence of revised current account plans that became simpler, more flexible and more connected to the benefits of the loyalty program.

Also, during 2025, this segment continued to advance in the penetration of payment channels, which translated into: (i) a 4.1% increase in credit card-related loans, which allowed us to gain market share in this lending product, (ii) an increased amount of transactions made through payment channels, as reflected by a 6.4% and 11.8% rise in purchases with both credit and debit cards, respectively, together with annual increases of 4.0% and 2.4% in the total stock of credit and debit cards issued in 2025, respectively, when compared to 2024, (iii) an increase of 3.7% in consumer installment loans that enabled us to achieve a market share of 20.4% as of December 31, 2025, and (iv) the consolidation of the FAN Account ecosystem, which reached more than two million customers in 2025 on the grounds of improved service quality and strengthened relationships with customers.

During 2025, the SME banking unit continued to implement digital solutions to provide timely and efficient services while expanding the range of digital products. As a result, in 2025, approximately 79.0% of transactions carried out by SME customers were conducted digitally, including loan applications and payment orders. In line with this strategy, current accounts opened by the SME banking unit increased 33.6% when compared to 2024, reaching approximately 31,600 new clients. Current accounts opened under the FAN Emprende product increased 30.9% in 2025 when compared to 2024, which resulted in approximately 61,000 total FAN Emprende clients. This growth was primarily driven by the introduction of new commercial plans that leveraged technological capabilities that have been developed for this type of customer. In addition, we enhanced our value proposition for SMEs through the establishment of Banchile Pagos, our acquiring and processing company for credit and debit cards, intended to improve customer experience, especially for SMEs and middle-market companies, through payment and cash management solutions as part of the four-party model prevailing in the cards market.

As of December 31, 2025, the Retail Banking segment served 1,477,998 core customers (customers holding a current account or a loan) of whom 1,290,180 were individuals and 187,818 were small and medium-sized Chilean companies. This customer base resulted in total loans to 1,168,840 borrowers, including 148,198 residential mortgage loan debtors, 138,708 commercial loan debtors, 562,422 utilized lines of credit, and 319,512 installment loans. As of December 31, 2025, 79.6% of loans managed by this segment were granted to individuals, representing approximately Ch$21,053,743 million, while 20.4% of the loans of the segment were granted to SMEs, amounting to Ch$5,390,238 million.

We offer a variety of financial services to individuals, SMEs and microbusinesses, directly through the Individuals and SME Area or indirectly through our subsidiaries, such as current accounts, automatic bill payment, debit cards, credit cards, revolving credit lines, residential mortgage loans, consumer loans, commercial loans, mortgage loans for general purposes, leasing agreements, factoring services, mutual funds management and stock brokerage, trade finance, payments and collections, insurance brokerage (which includes life and casualty insurance), acquiring and processing services for credit and debit cards, savings instruments and foreign currency services.

Installment Loans

Our consumer installment loans are generally granted, up to a customer’s approved credit limit, to afford purchases of goods and/or services, such as cars, travel, household furnishings and education, among others. Consumer loans may be denominated in both pesos and UF, bear fixed or variable interest rates and are generally repayable in installments over a period of up to 46 months.

As of December 31, 2025, we had Ch$3,375,533 million in installment loans granted by the Bank as a whole, which accounted for 58.5% of our total consumer loans. Most of these installment loans are denominated in Chilean pesos and are payable on a monthly basis.

Residential Mortgage Loans

As of December 31, 2025, we had outstanding residential mortgage loans of Ch$13,916,618 million, which represented 35.5% of our total loan book as of the same date. According to information published by the CMF, as of December 31, 2025, we were Chile’s third-largest private sector bank in terms of year-end mortgage loan balances, accounting for approximately 15.5% of the mortgage loans granted by the Chilean banking industry, excluding the operations of banks’ subsidiaries operating abroad.

Our residential mortgage loans are generally denominated in UF and have maturities ranging from five to 30 years. As of December 31, 2025, the average residual maturity of our residential mortgage loan portfolio was 16.6 years. Originally, we funded our residential mortgage loans through the issuance of mortgage finance bonds, which are recourse obligations only to us with payment terms that are matched to the residential loans. Also, the mortgage finance bonds bear real market interest rates plus a fixed spread over the variable rate of the UF, which permits us to partially reduce our exposure to interest rate fluctuations and inflation. Chilean banking regulations allow us to finance up to 100% of a residential mortgage loan with mortgage finance bonds, based on the purchase price of the property securing the loan or the appraised value of such property. In addition, we generally require that the monthly payments on a residential mortgage loan do not exceed 25% of the borrower’s household after tax monthly income. However, that limit may be adjusted for the middle- and high-income population segments.

For loans that finance a higher portion of the property appraised value, we demand that customers comply with stricter requirements, which are verified during the credit assessment stage. These requirements are related to: (i) the history of the relationship between the Bank and the customer (new or current customer), (ii) credit risk scores, (iii) monthly income, (iv) type of job (employed or self-employed) and (v) years employed. In order to illustrate the above, the table below sets forth an example of requirements for residential mortgage loans that finance up to 80% and more than 80% of the property value, with a common term and granted to employed as well as self-employed new customers.

Credit–Granting Requirements

Requirements
(in millions of Ch$, except percentages)
Loan–to–Value Ratio	≤ 80%	>80%(4)
New Customers(1)
Employed
Years employed	≥ 1 year	≥ 1 year
Monthly Income	≥ Ch$0.75	> Ch$3.0
Self-Employed
Years Employed(2)	≥ 2 years	≥ 2 years
Monthly Income	≥ Ch$0.75	> Ch$3.0
New Customers with a University Degree(3)
Employed
Years employed	≥ 1 year	≥ 1 year
Monthly Income	≥ Ch$0.75	> Ch$1.2
Self-Employed
Years Employed(2)	≥ 2 years	≥ 2 years
Monthly Income	≥ Ch$0.75	> Ch$1.2

(1)	Refers to customers with or without a university degree, who do not supplement income with a guarantor’s income.
(2)	In the case of self-employed customers, years employed refers to the minimum period of time in which the customer has filed annual tax bills with the Chilean Internal Revenue Service.
(3)	Refers to customers with a university degree awarded by a group of universities according to our internal credit approval process.
(4)	Figures in Ch$ are expressed in UF in our credit granting protocols and have been translated into Ch$ as of December 31, 2025 for comparison purposes.

During 2025, 1.3% of the residential mortgage loans granted to our customers financed between 90% and 100% of the property value. Similarly, during 2025, loans financing between 75% and 90% of the property appraised value represented 59.5% of these loans, loans financing between 50% and 75% of the property value represented 32.9% of these loans, and loans financing less than 50% of the property value represented 6.2% of these loans. According to our prudent risk approach, we have been tightening our credit granting policy for residential mortgage loans by restricting the loan financing limit as a percentage of the property’s value, although higher financing may be granted to longstanding customers within specific segments.

An additional feature of our mortgage loans is that mortgaged property sometimes, and under certain conditions, secures some of the mortgagor’s other credits with us, including installment loans and due balances associated with credit cards and credit lines. Our total amount of loans secured by real estate guarantees, under Chilean GAAP, their loan–to–value (LTV) ratio and their relative share in our total loan portfolio, as of December 31, 2025, are depicted in the table below:

	As of December 31, 2025
	Outstanding Balance		LTV(2)(3)(4)	% of Bank’s Total Loans
	(in millions of Ch$, except percentages)
Secured Loans(1)
Residential Mortgage Loans	Ch$	13,916,618	66.0%	35.5%
Other than Residential Mortgage Loans		1,230,877	17.2	3.1
Total Secured Loans	Ch$	15,147,495	71.9%	38.6%

(1)	Corresponds to the Bank's total secured loans and not solely those associated with the Retail Banking Segment.
(2)	For residential mortgage loans, the LTV ratio is computed as the balance of secured loans divided by the value of their associated collateral.
(3)	For other-than-residential mortgage loans, the LTV ratio is computed as the balance of other-than-residential mortgage loans divided by the value of the remaining collateral, after deduction of the balance of the associated residential mortgage loan, as such collateral is initially established to secure the residential mortgage loan.
(4)	The LTV ratio for total secured loans is computed as the sum of the balances of residential mortgage and other-than-residential mortgage loans divided by the total value of the associated collateral.

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

In addition, the following table sets forth the composition of the other-than-mortgage loans secured by real estate guarantees:

	As of December 31, 2025
	(in millions of Ch$, except percentages)
Secured Other-than-Mortgage Loans(1)
Consumer Loans	Ch$	812,065	66.0%
Credit Cards		366,847	29.8
Credit Lines		51,965	4.2
Total Secured Other-than-Mortgage Loans	Ch$	1,230,877	100.0%

(1)	Corresponds to the Bank’s total secured Other-than-Mortgage Loans and not only those associated with the Retail Banking Segment.

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

Credit Cards

As of December 31, 2025, we issued both individual and corporate Visa and MasterCard credit cards. In addition to traditional credit cards, our portfolio also includes co-branded cards. As of December 31, 2025, we had two loyalty programs or cobranding agreements, namely “Travel Club” and “Entel Visa.” Credit cards issued under these cobranding agreements supplemented the credit cards that we issued under the brand names Banco de Chile and Banco Edwards-Citi. In addition, as of December 31, 2025, we offered 13 types of credit cards, targeting diverse types of segments and encompassing different benefits, including: Visa Corporate, Visa Dorada, Visa Infinite, Visa Internacional, Visa Platinum, Visa Signature, Visa Entel, Visa ChilePyme, MasterCard Black, MasterCard Dorada, MasterCard Internacional, MasterCard Platinum and MasterCard Corporate.

Our affiliate, Transbank S.A., provides us with services related to payment transactions support. As of December 31, 2025, Transbank S.A. had 10 shareholders (including us) and as of the same date, our equity ownership in Transbank S.A. was 26.16%.

As of December 31, 2025, we had 1,605,991 valid credit card accounts, with 1,832,845 credit cards issued to individuals and small and medium sized companies (according to the CMF), held by 1,592,815 customers. Total charges on our credit cards during 2025 amounted to approximately Ch$9,171,006 million, with Ch$8,367,719 million corresponding to purchases in Chile and abroad and Ch$803,287 million corresponding to cash withdrawals both within Chile and abroad. The amount of purchases made by our customers accounted for 17.2% of the total purchase volume of banks’ credit cards in 2025, according to statistics provided by the CMF. Similarly, our market share in terms of cash withdrawals and automatic bill charges were 18.5% and 14.7% as of the same date, according to the CMF.

As of December 31, 2025, our credit card loans to individuals and small and medium sized companies amounted to Ch$2,091,618 million and represented 36.3% of our retail market business segment’s consumer loans.

We believe that the Chilean market for credit cards has attractive growth potential, especially in the middle-income customer segment, where banking penetration is still low. Likewise, fees associated with credit cards should continue to decline due to increasing competition from traditional banks operating in Chile and non-banking players, such as large department stores and other companies, from diverse industries, involved in the issuance of credit cards. As a result, we strive to develop customized commercial strategies to reinforce this payment channel by applying business intelligence tools that enable us to satisfy the needs of our diverse customer base. Also, based on the new rules issued in the last years by our regulator in relation to the four-party model and its implications for the processing and merchant acquiring services market for credit and debit cards, in 2024, we established Banchile Pagos , which offers acquiring and processing services for credit and debit cards. This company started operations in December 2025 and is expected to widen the value offerings we provide to companies, particularly SMEs and middle market companies.

Regarding the four-party new model, a technical committee is responsible for determining the maximum interchange fees that may be charged by credit card issuers (such as banks, including us) to companies that provide merchant acquiring services. Since its inception functioning the technical committee has reduced the maximum interchange fees twice, which resulted in lower net fee income for banks. Although the fees were scheduled to be redefined in October 2024, the process was again postponed due to the variety of comments received by the technical committee from market participants, in light of the significant changes that have occurred in the credit and debit card market in recent years. Thus, as of the date of this annual report, the interchange rates were the same as those in effect on October 1, 2024 (0.5% for debit cards, 1.14% for credit cards and 0.94% for prepaid cards). For more information see Item 3. Key Information–Risk Factors–Risks Relating to our Operations and the Chilean Banking Industry–Stricter banking regulations and changes in law may constrain our operations and thereby adversely affect our financial condition and results of operations–Other Legal and Regulatory Requirements.

Commercial Credits

Commercial credits granted by our Retail Banking Segment mainly consist of project finance loans, trade finance loans, long-term financing and working capital loans granted to small and medium sized companies, which are denominated in Chilean pesos, UF and U.S. dollars and may bear fixed or variable rates of interest with average maturities of approximately five years (excluding non-residential mortgage loans). As of December 31, 2025, our Retail Banking Segment had outstanding commercial loans of Ch$5,889,613 million, representing 22.3% of the retail banking segment’s total loans and 15.0% of our total loans as of the same date.

Leasing Contracts

Leasing contracts are financial leases for capital equipment and property. Leasing contracts may bear fixed or variable interest rates and they generally have terms that range from one to five years for equipment and from five to 20 years for properties. Most of these contracts are denominated in UF. As of December 31, 2025, our Retail Banking Segment had outstanding leasing contracts of Ch$613,393 million, representing 2.3% of the retail banking segment’s total loans and 1.6% of our total loans as of the same date.

Lines of Credit

As of December 31, 2025, the Retail Banking Segment had approximately 1,129,414 approved lines of credit to individual customers and small and medium sized companies. Also, this segment had outstanding advances to 562,422 individual customers and small and medium sized companies that totaled Ch$292,113 million, or 1.1% of the retail banking segment’s total loans and 0.7% of our total loans.

Our lines of credit for individual customers are generally available on a revolving basis, up to an approved credit limit, and may be used for any purpose. Advances under lines of credit are denominated in Chilean pesos and bear an interest rate that is set monthly.

Debit Cards

We offer different types of debit cards to our customers. Depending on their specifications, these cards can be used for banking transactions at ATMs that operate on the local network provided by Redbanc and the local network of merchants participating in the local Redcompra debit program. Also, our debit cards can be used internationally through the Visa International PLUS network or the international network of merchants associated with the Electron program. We name these debit cards depending on the card’s specific features and the link between the brand and target market which they serve. During 2025, we offered the following debit cards: Visa Infinite, Visa Estándar, Visa Estándar FAN, Visa Signature, Visa Platinum and Visa Debit Business. As of December 31, 2025, according to the CMF, we held a 11.5% market share of debit card transactions, which corresponds to approximately 527.9 million transactions throughout the year.

Deposit Products

We strategically offer deposit products to increase our deposit-taking activities as a means of diversifying our sources of funding. We believe that the deposits of our individual customers provide us with a relatively low-cost, stable source of funding, as well as an opportunity to cross-market our other products and services. In this regard, we offer current accounts, time deposits and savings accounts to our individual customers. Current accounts are Chilean peso-denominated and the majority bear no interest (approximately 0.04% or 516 of our total current accounts are interest-bearing), and savings accounts are denominated in UF and bear a fixed-interest rate. Time deposits may be denominated in Chilean pesos, UF and U.S. dollars and most of them bear interest at a fixed rate with terms that range between seven to 360 days.

While demand has historically been focused on UF-denominated deposits during periods of high inflation, demand for Chilean peso-denominated deposits has increased in recent years as a consequence of lower and more stable inflation rates in Chile.

As a result of the inflationary pressure due to the boost in household spending caused by a liquidity surplus in the economy in 2021 and 2022, the Central Bank then adopted an aggressive monetary policy, which increased from 0.5% in July 2021 to 4.00% in December 2021 and to 11.25% in December 2022. Since inflation took longer-than-expected to decline, the Central Bank kept the monetary policy interest rate at 11.25% until July 2023, after the 12-month CPI variation began to show signs of retreat. Based on that, the Central Bank reduced the monetary policy interest rate gradually until such rate reached 8.25% in December 2023. Due to both the higher opportunity cost of funds and the loss in purchasing power due to inflation, depositors began to move from demand deposits to short-term time deposits, which resulted in annual declines of 27.8% and 0.5% in year-end total demand deposit balances for us in 2022 and 2023, respectively. In 2024, even though inflation registered a moderate rebound by ending the year at 4.5%, measured as CPI variation, the Central Bank continued to have an easing monetary stance by decreasing the reference interest rate to 5.0% in December 2024. In 2025, the Central Bank maintained the monetary policy interest rate at 5.0% for most of the first half, adopting a cautious stance given global uncertainty and inflation risks. In September 2025, the Central Bank held the rate at 4.75% in response to stronger domestic activity and persistent core inflation pressures. In December 2025, the Central Bank reduced the rate to 4.5%, the second cut of the year, as inflation continued to improve. As a result, given the downward trend in interest rates, the annual average balances of time deposits managed by our Retail Banking Segment decreased by 8.1% in 2024 and by 8.9% in 2025. Also, given the lower opportunity cost once inflation began to decrease, average demand deposits managed by the Retail Banking increased by 6.1% in 2025, compared to the 3.8% increase recorded in 2024 given the prevailing level of interest rates at that point.

Wholesale Banking Segment

Our wholesale banking segment serves the needs of corporate customers. In 2025, this business segment recorded annual total operating income before expected credit losses of approximately Ch$835,903 million, which represented 27.6% of our total operating revenues. Also, for the year ended December 31, 2025, this segment recorded an income before income tax of Ch$630,597 million, which represented 41.7% of our consolidated income before income tax. As of December 31, 2025, loans granted by this business segment amounted to Ch$12,747,986 million and represented 32.5% of our total loan portfolio.

The following table sets forth the composition of our portfolio of loans to the wholesale market as of December 31, 2025:

	As of December 31, 2025
	(in millions of Ch$, except percentages)
Commercial credits	Ch$	9,282,744	72.8%
Leasing loans		1,482,402	11.6
Foreign trade loans		1,073,770	8.4
Factoring loans		769,661	6.0
Other loans		139,409	1.2
Total	Ch$	12,747,986	100.0%

As of December 31, 2025, we had 10,681 debtors out of a total of 27,590 core customers (customers holding either a loan or a current account with us). Our wholesale customers are engaged in a wide range of economic sectors. As of December 31, 2025, loans granted by our wholesale banking segment were mainly related to:

●	financial services (approximately 20.3% of all loans granted by this business segment);

●	manufacturing (approximately 9.1% of all loans granted by this business segment);

●	commerce and trade (approximately 7.5% of all loans granted by this business segment);

●	construction (approximately 7.1% of all loans granted by this business segment);

●	agriculture, forestry and fishing (approximately 5.9% of all loans granted by this business segment);

●	communication and transportation (approximately 3.9% of all loans granted by this business segment);

●	utilities (approximately 2.3% of all loans granted by this business segment);

●	community, social and personal services (approximately 2.3% of all loans granted by this business segment); and

●	mining (approximately 1.2% of all loans granted by this business segment).

In line with our strategy of identifying and differentiating market segments in order to provide improved value propositions for a diversified customer base, three of our areas provide our wholesale customer base with banking and financial products and services: (i) the Corporate Banking Unit, (ii) the Special Businesses Banking Unit and (iii) the Large Companies Banking Unit.

Corporate Banking Unit

The Corporate Banking Unit provides banking products and services to corporations with annual sales exceeding UF3.0 million (approximately Ch$119,183.9 million as of December 31, 2025). The customers served by this banking unit consist of a large proportion of Chile’s publicly-traded and non-listed companies, subsidiaries of multinational companies and conglomerates operating in Chile (including those operating in the financial, commercial, manufacturing, industrial and infrastructure sectors), as well as projects and concessions. Thus, in addition to traditional lending products, this banking unit offers a wide range of non-lending services related to project finance, deal structuring associated with business acquisitions, cash management, deposits and funds administration, financial advisory, among others. Also, this banking unit oversees and coordinates our Investment Banking Business (through Banchile Asesoría Financiera).

As of December 31, 2025, the Corporate Banking Unit had approximately 479 debtors out of a total of approximately 2,108 core customers (customers holding either a current account or a loan with us). As of the same date, this banking unit managed total outstanding loans of Ch$4,748,565 million, which represented 12.1% of our total loan book as of the same date.

The following table sets forth the composition of our Corporate Banking Unit’s loan portfolio as of December 31, 2025:

	As of December 31, 2025
	(in millions of Ch$, except percentages)
Commercial credits	Ch$	3,680,374	77.5%
Factoring loans		520,625	11.0
Foreign trade loans		316,312	6.7
Leasing loans		169,255	3.6
Other loans		61,999	1.2
Total	Ch$	4,748,565	100.0%

We offer a wide range of products to corporations that include short- and long-term financing, working capital loans, mortgage loans, leasing, long-term syndicated loans and factoring, as well as investment banking services offered by our subsidiary Banchile Asesoría Financiera S.A. We also offer cash management services, including payment services (payrolls, suppliers, pensions, dividends, etc.), collection services and connections to international funds transfer networks, as well as traditional deposit products, in particular current accounts.

In cash management, as of December 31, 2025, we were party to approximately 13,324 payment service contracts and approximately 847 collection service agreements with corporations. We believe that cash management and payment service contracts provide us with a source of low-cost deposits and the opportunity to cross sell our products and fees to payees, many of whom maintain accounts with us. Under our collection contracts, we act as a collection agent for our corporate customers, providing centralized collection services for their accounts receivable and other similar payments. For the year ended December 31, 2025, joint volumes associated with collection and payment agreements increased by approximately 33.4% when compared to 2024.

In order to provide highly competitive and differentiated services, in conjunction with our Treasury segment, our Corporate Banking Unit offers its customers diverse solutions to meet their liquidity, short-term loans and hedging needs. Similarly, we offer derivative products, which we believe have become increasingly important, especially those associated with Chilean peso-U.S. dollar and UF-U.S. dollar forward contracts, cross currency swaps, interest rate swaps and options, among other derivative products.

In addition, the Corporate Banking Unit offers specialized services of assets custody and financial advisory in diverse matters such as capital increases, purchase and sale of shares, private equity placements, public share offerings, mergers and acquisitions, capital markets, initial public offerings and bond placements.

In recent years, the market for loans to corporations in Chile has reduced margins due to increasing competition and moderate expansion in terms of borrowing. More recently, some local companies have raised long-term financing in the local and foreign capital markets. For this reason, we have focused on optimizing the profitability in this segment by enhancing our cross selling through the generation and enhancement of fee-based services, such as payroll processing, dividend payments and billing services, as well as computer banking services. This strategy has enabled us to maintain profitable and long-term relationships with our corporate customers while preserving the ability to grant loans when appropriate business opportunities arise.

In 2025, the Corporate Banking Unit continued to develop digital capabilities and update its products and services to enhance customer experience. This banking unit also strengthened the monitoring of commercial performance through the adoption of digital tools, improved prioritization and tracking of opportunities in the commercial pipeline and increased the effectiveness of campaigns through better segmentation and monitoring. Notwithstanding these efforts, 2025 was a challenging year for this banking unit due to macroeconomic and business dynamics. As a result, total loans managed by this banking unit declined 14.3% compared to 2024, mainly driven by lower demand for loans from corporations, the maturity of specific trade finance operations, and the emergence of alternative funding sources for customers in the capital markets.

Special Businesses Banking Unit

The Special Business Banking Unit provides tailored financial products and services to the real estate and construction industries, as well as family offices. Thus, in addition to traditional lending products, this area offers a wide range of non-lending services related to project finance, deal structuring associated with business acquisitions, cash management, custody services, deposits and funds administration, investment banking, derivative instruments, among others.

As of December 31, 2025, our Special Businesses Banking Unit had approximately 678 borrowers out of a total of 4,874 core customers (those holding either a current account or a loan with us). In addition, as of the same date, loans granted by this area accounted for Ch$2,652,133 million, which represented 6.8% of our total loans.

The following table displays the loan portfolio composition of the Special Businesses Banking Unit as of December 31, 2025:

	As of December 31, 2025
	(in millions of Ch$, except percentages)
Commercial credits	Ch$	2,533,422	95.5%
Leasing loans		72,389	2.7
Other loans		46,322	1.8
Total	Ch$	2,652,133	100.0%

In 2025, the Special Businesses Banking Unit continued to deploy a differentiation strategy focused on the family office sub-segment. In this group of customers, relationships play a significant role and, therefore, this area has sought to strengthen the team’s capabilities while coordinating with certain of our subsidiaries in order to widen the value propositions by providing customers with an array of wealth management services and products tailored to their needs. Furthermore, over the past year, the Special Businesses Banking Unit strengthened its core services, including custody and trust services, as well as cash management, in order to remain a primary provider to its customers. In terms of loan balances, the Special Businesses Banking Unit recorded annual growth of 2.9% in total loans during 2025, driven by commercial loans and, to a lesser extent, leasing.

Large Companies Banking Unit

Our Large Companies Banking Unit provides a broad range of financial products and services to companies with annual sales that range from UF70,000 (approximately Ch$2,781.0 million as of December 31, 2025) to UF3.0 million (approximately Ch$119,183.9 million as of December 31, 2025). Customers served by this banking unit are those related to the commercial, manufacturing, agricultural, forestry, fishing and infrastructure sectors, among others.

As of December 31, 2025, this banking unit had 9,018 debtors out of a total of 19,070 core customers (those holding either a current account or a loan with us). Loans granted by the Large Companies Banking Unit amounted to Ch$5,347,288 million as of the same date, which represented 13.6% of our total loans.

The following table sets forth the loan portfolio composition of the Large Companies Banking Unit as of December 31, 2025:

	As of December 31, 2025
	(in millions of Ch$, except percentages)
Commercial credits	Ch$	3,068,948	57.4%
Leasing loans		1,240,758	23.2
Foreign trade loans		750,362	14.0
Factoring loans		214,230	4.0
Other loans		72,990	1.4
Total	Ch$	5,347,288	100.0%

Products and services offered by this banking unit are mainly related to commercial loans, lines of credit, trade finance and foreign currency transactions, factoring services, leasing, non-residential mortgage loans, syndicated loans, investment banking and financial advisory services for mergers and acquisitions, debt restructuring assistance, payments and collections services, current accounts and related saving services, corporate credit cards, cash and investment management, derivative contracts to hedge against currency or interest rate fluctuations, insurance brokerage, among other traditional and tailored services. Also, this banking unit is in charge of coordinating and overseeing our Factoring Business, our Leasing Business and our Trade Finance Business.

The Large Companies Banking Unit aims to provide its customers with excellent service based on proactive financial support that enhances long-term relationships with customers. Over time, the banking unit has developed service models intended to take advantage of synergies arising from the interaction of account and specialized support executives responsible for ensuring comprehensive customer service. These models have enabled the Large Companies Banking Unit to strengthen customer relationships and product offerings.

In 2025, the Large Companies Banking Unit continued to prioritize a customer-centric approach by improving value offerings in order to provide more diverse lending products amid an economic slowdown. Even though this banking unit experienced a decrease of 0.5% in total loans in 2025 compared to 2024, mainly driven by the contraction in trade finance and commercial loans, it recorded growth in certain lending products through revised value offerings aimed at recovering its competitive position. In particular, leasing loans recorded a 4.1% increase in year-end balances.

Treasury Segment

Our Treasury segment provides a wide range of financial services to our customers, including currency intermediation, forward contracts, interest rate swaps, transactions under repurchase agreements and investment products based on bonds, mortgage finance bonds and deposits.

In addition, our Treasury segment is focused on managing currency, interest rate and term mismatches, ensuring our liquidity adequacy, managing the investment portfolio and trading fixed-income, foreign exchange and derivative instruments. This segment also manages mismatches with the aim of securing a suitable financing structure and diversifying its sources of financing.

The Treasury segment is also responsible for: (i) the issuance of short and long-term senior bonds, as well as long-term subordinated bonds, in Chile or abroad, (ii) monitoring compliance with regulatory deposit limits, technical reserves and maturity and rate matches/mismatches in the banking book, and (iii) monitoring our adherence to the security margins defined by regulatory limits, and risk limits for interest rate, currency and investment gaps. This segment continually monitors the Bank’s cost of funding by benchmarking with the rest of the local financial system and financing alternatives in Chile or abroad.

In 2025, our Treasury segment continued to develop a funding diversification strategy by conducting important transactions, principally in Chile. This strategy is aimed at maintaining a competitive cost of funding that supports the value offerings we provide to our wide customer base, improving our liquidity and managing financial exposures in the banking book by issuing debt of longer maturities that match long-term assets. For that reason, we are continually seeking alternative sources, types of instruments and markets. We generally conduct international bond issuances only if the cost (including costs of interest rate swaps and other transactional expenses) is below the cost of raising funds locally and the currency or interest rate exposure is fully hedged via cross currency swaps.

We are constantly striving to diversify our liability structure in terms of sources, types of instruments and markets with the aim of maintaining a competitive cost of funding and improving our liquidity. In 2025, we carried out the following debt placements:

●	Approximately Ch$1,572,815 million (denominated in UF) within the local market. These debt placements had an average maturity of 10 years, while bearing premium spreads over the relevant benchmark.

●	We also executed placement of debt in the international capital markets totaling Ch$350,331 million in Switzerland, Hong Kong, Japan, Mexico and Australia, with an average maturity of 6.4 years, taking advantage of our higher credit rating within Chile and the Latin American region, which enabled us to benefit from liquidity and lower interest rates. These placements were accompanied by a cross-currency swap hedge arrangement in order to offset any effects associated with changes in foreign exchange that could impact our cost of funding.

The funding functions carried out by our Treasury area are complemented by our international area, namely International Financial Institutions (“IFI”), which manages relations with correspondent banks worldwide, facilitating international payments and obtaining foreign currency financing for us. As of December 31, 2025, we have established a network of approximately 600 foreign banks, among which we maintained credit relationships with approximately 125 correspondent banks, from which we maintained 15 account relationships. IFI played an important role in structuring international transactions aimed at diversifying our funding.

From the business perspective, our Treasury segment recorded total operating income before expected credit losses of Ch$67,285 million in 2025, which was Ch$6,455 million higher than the amount recorded in 2024. This performance was primarily attributable to higher revenues generated by our Debt Securities desk as a result of favorable movements in local interest rates during 2025, particularly in the second and fourth quarters of the year. In addition, specific changes in U.S. dollar-denominated mid- and long-term interest rates during the third quarter of 2025 benefited the fair value adjustments of our U.S. dollar fixed-income portfolio. To a lesser extent, these interest-rate dynamics also affected the funding cost of fixed-income positions, consistent with the downward trend in short-term rates during 2025 following the monetary policy easing by the Central Bank. These effects more than offset the impact of higher impairment of financial instruments and lower income from the management of interest rate and inflation indexation gaps in the banking book (a portion of which is allocated to this segment).

Regarding the management of our securities portfolio, as of December 31, 2025, our total investment portfolio amounted to Ch$7,545,101 million and was composed of financial instruments measured at fair value through other comprehensive income that totaled Ch$3,560,203 million, securities held for trading measured at fair value through profit or loss amounting to Ch$3,523,961 million, and financial instruments measured at amortized cost totaling Ch$460,937 million. As for the type of instruments included in our securities portfolio, as of December 31, 2025, 58.8% consisted of securities issued by the Central Bank and the Chilean Government, 33.3% consisted of securities issued by local financial institutions, and 8.0% consisted of securities issued by non-financial Chilean corporate issuers, foreign issuers, and other securities. Our investment strategy is designed to supplement our expected profitability, risks and projections of economic variables while adhering to the regulatory guidelines and internal limits defined by our finance, international and market risk committee. In this regard, neither proprietary trading nor speculation on equity holdings are business goals for us and, therefore, equity instruments only represented 0.16% of our total investment portfolio as of December 31, 2025.

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

The following table sets forth information with respect to our financial services subsidiaries in accordance with their statutory financial statements as of December 31, 2025:

	As of December 31, 2025
	Assets		Equity		Net Income
	(in millions of Ch$)
Banchile Corredores de Bolsa S.A.	Ch$	1,162,125	Ch$	186,447	Ch$	37,524
Banchile Administradora General de Fondos S.A.		82,593		53,066		47,377
Banchile Corredores de Seguros Ltda.		26,316		4,860		6,623
Socofin S.A.(1)		—		307		307
Banchile Asesoría Financiera S.A.		3,922		3,351		(280)
Operadora de Tarjetas Banchile Pagos S.A.		18,099		12,565		(3,378)
Total	Ch$	1,293,055	Ch$	260,596	Ch$	88,173

(1)	Socofin S.A. was absorbed by the Bank on July 4, 2025.

The following table sets forth information with respect to our ownership interest in our financial services subsidiaries as of December 31, 2025:

	Ownership Interest
	Direct (%)	Indirect (%)	Total (%)
Banchile Corredores de Bolsa S.A.	99.70%	0.30%	100.00%
Banchile Administradora General de Fondos S.A.	99.98	0.02	100.00
Banchile Corredores de Seguros Ltda.	99.83	0.17	100.00
Banchile Asesoría Financiera S.A.	99.96	—	99.96
Operadora de Tarjetas Banchile Pagos S.A.	99.90%	0.10%	100.00%

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

During the year ended December 31, 2025, Banchile Corredores de Bolsa S.A. recorded an aggregate stock trading turnover on the Santiago Stock Exchange and the Chilean Electronic Stock Exchange that amounted to approximately Ch$14,258,509 million, which represented a 13.1% market share within the Chilean stock market.

Also, as of December 31, 2025, Banchile Corredores de Bolsa S.A. had equity amounting to Ch$186,447 million and, for the year ended December 31, 2025, recorded net income of Ch$37,524 million, which represented 3.2% of our consolidated net income for that period.

Mutual and Investment Fund Management

Since 1980, we have provided mutual fund management services through Banchile Administradora General de Fondos S.A. As of December 31, 2025, according to data published by the Chilean Association of Mutual Funds, Banchile Administradora General de Fondos S.A. was the largest mutual fund manager in Chile, managing approximately 22.5% of all Chilean mutual funds’ assets. Also, as of December 31, 2025, Banchile Administradora General de Fondos S.A. operated 40 mutual funds and had Ch$15,834,009 million in assets under management owned by 468,022 corporate and individual investors. As of the same date, Banchile Administradora General de Fondos S.A. operated 41 public investment funds. Banchile Administradora General de Fondos S.A. managed Ch$2,204,779 million in net assets associated with these public investment funds on behalf of 2,119 participants. As of December 31, 2025, Banchile Administradora General de Fondos S.A. managed five private investment funds of Ch$58,378 million in net assets associated with these private investment funds on behalf of 54 participants. During 2025, Banchile Administradora General de Fondos S.A. created one new mutual fund and two new public investment funds.

The mutual and investment funds mentioned above are managed by Banchile Administradora General de Fondos S.A., but neither the Bank nor Banchile Administradora General de Fondos S.A. have ownership of these funds and, accordingly, they are not booked in our audited consolidated financial statements.

The following table sets forth information regarding the various mutual funds managed by Banchile Administradora General de Fondos S.A. as of December 31, 2025:

		As of December 31, 2025
Name of Fund	Type of Fund	Net Asset Value (in millions of Ch$)		Number of Investors
Agresivo	Blend	Ch$	41,201	5,508
Ahorro Nominal	Fixed income (medium/long term)		373,443	5,614
Alianza	Fixed income (medium/long term)		25,025	3,451
Asiatico Emergente	Equity		18,752	2,272
Blackrock ESG	Equity		15,185	1,562
Capital Empresarial	Fixed income (short term)		1,600,037	29,547
Capital Financiero	Fixed income (short term)		2,997,270	30,795
Conservador	Blend		90,854	6,558
Corporate Dólar	Fixed income (short term)		1,522,805	46,175
Deposito XXI	Fixed income (medium/long term)		175,933	10,065
Deuda Dólar	Fixed income (medium/long term)		196,624	4,146
Deuda Global	Fixed income (medium/long term)		31,863	954
Deuda Soberana	Fixed income (medium/long term)		12,656	711
Disponible	Fixed income (short term)		389,816	94,042
Dividendos Acciones Chilenas	Equity		105,936	4,086
Emerging	Equity		6,017	1,499
Emerging Dólar	Equity		5,878	535
Estatal Largo Plazo	Fixed income (medium/long term)		186,646	405
Estrategico	Fixed income (medium/long term)		702,276	21,173
Europa Desarrollada	Equity		12,869	1,743
Global Accionario	Equity		29,244	3,305
Global Dólar	Equity		20,020	489
Horizonte	Fixed income (medium/long term)		139,632	4,312
Inversion USA	Equity		125,127	5,445
Latam Accionario	Equity		13,321	2,791
Moderado	Blend		78,306	6,711
Portafolio Activo Dólar Agresivo	Blend		14,224	318
Portafolio Activo Dólar Conservador	Blend		67,565	1,042
Portafolio Activo Dólar Moderado	Blend		66,863	1,406
Portafolio Agresivo Largo Plazo	Blend		287,114	9,131
Portafolio Ahorro Corto Plazo	Fixed income (medium/long term)		2,032,320	45,618
Portafolio Ahorro Dólar Corto Plazo	Fixed income (medium/long term)		331,409	5,159
Portafolio Conservador Largo Plazo	Blend		730,690	18,294
Portafolio Moderado Largo Plazo	Blend		884,639	22,521
Portafolio Retorno Mediano Plazo	Fixed income (medium/long term)		928,406	13,932
Renta Corto Plazo	Fixed income (medium/long term)		434,627	24,326
Renta Variable Nacional	Equity		40,645	3,092
Selección Acciones Chilenas	Equity		379,251	11,901
U.S. Dollar	Equity		47,650	1,013
Utilidades	Fixed income (medium/long term)		671,870	16,375
Total		Ch$	15,834,009	468,022

The following table sets forth information regarding the investment funds managed by Banchile Administradora General de Fondos S.A. as of December 31, 2025:

		As of December 31, 2025
Name of Fund	Type of Fund	Net Asset Value (in millions of Ch$)		Number of Investors
AG Direct Lending IV	Public	Ch$	5,117	6
AG Direct Lending V	Public		5,803	8
ALLVP III	Private		2,949	11
Axon Aurora I	Public		5,192	41
Banchile AG DL IV	Public		8,043	1
Chile Blend	Public		97,144	8
Chile Small Cap	Public		5,829	12
Desarrollo Inmobiliario Peru-Colombia	Public		4,575	18
Desarrollo y Rentas Residenciales	Public		26,563	275
Deuda Chilena	Public		778,255	410
Deuda Global	Public		61,032	340
Deuda Global High Yield	Public		22,166	10
Deuda Largo Plazo	Public		42,101	14
Deuda Nacional Corto Plazo	Public		113,072	64
Deuda Privada I	Public		44,252	5
Deuda Privada II	Public		40,773	8
Energias Renovables I	Public		639	41
European Value Partners II	Public		13,517	7
F2 VC III	Public		6,205	6
F2 VC Select Fund I	Public		5,434	4
Infraestructura Chile I	Public		55,422	12
Inmobiliario Capitolio	Private		23,626	30
Inmobiliario IX	Public		4,546	290
Inmobiliario X	Public		45,566	10
Inmobiliario XI	Public		41,007	24
MarketPlus EEUU	Public		116,089	40
MarketPlus Emergente	Public		22,650	21
MarketPlus Europa	Public		8,400	15
MarketPlus Global	Public		222,808	62
Millesima I	Public		5,704	80
PE Secondary Deal I	Public		3,909	6
PE Secondary Deal II	Public		21,532	10
Plusvalia Eficiente	Public		10,990	24
Privado F2	Private		16,442	6
Private Market Deuda Evergreen	Public		31,720	4
Private Opportunity I	Public		11,613	4
Real Estate USA I	Public		113,130	8
Real Estate USA II	Public		56,564	6
Renta Inmobiliaria JDA700 Perú	Public		13	50
Rentas Habitacionales	Public		5,636	54
Rentas Inmobiliarias	Public		129,052	94
Rentas Peru I	Private		14,651	1
Schroder Private Equity Evergreen	Public		9,262	6
Social I	Private		710	6
United States Property Fund VI	Public		1,334	18
VC ALLVP IV	Public		2,121	3
Total		Ch$	2,263,158	2,173

As of December 31, 2025, Banchile Administradora General de Fondos S.A. had equity of Ch$53,066 million and, for the year ended December 31, 2025, net income of Ch$47,377 million, which represented 4.0% of our 2025 consolidated net income.

Insurance Brokerage

We provide insurance brokerage services to our customers through Banchile Corredores de Seguros Limitada. In 2000, we began to offer life insurance policies associated with consumer loans and non-credit related insurance to our individual customers and the public. As of December 31, 2025, Banchile Corredores de Seguros Limitada had equity of Ch$4,860 million and, for the year ended December 31, 2025, it recorded net income of Ch$6,623 million, which represented 0.6% of our 2025 consolidated net income. According to data published by the CMF, as of December 31, 2025, Banchile Corredores de Seguros Limitada had a 2.3% market share in the total amount of life and casualty insurance policies (in Chilean pesos) sold by insurance brokerage companies in Chile, including life annuities.

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

Financial Advisory Services

We provide financial advisory and other investment banking services to our customers through Banchile Asesoría Financiera S.A. The services offered by Banchile Asesoría Financiera S.A. are primarily targeted to our corporate customers and include advisory services concerning mergers and acquisitions, restructuring, project finance and strategic alliances. As of December 31, 2025, Banchile Asesoría Financiera S.A. had equity of Ch$3,351 million and, for the year ended December 31, 2025, recorded a net loss of Ch$280 million.

Acquiring and Processing Services

We provide products and services that enable customers to connect to payment networks using credit and debit cards, along with other complementary services and activities related to payment card operations. As of December 31, 2025, Banchile Pagos had equity of Ch$12,565 million and recorded a net loss of Ch$3,378 million.

Distribution Channels and Electronic Banking

Our distribution network provides integrated financial services and products to our customers through a wide range of channels. The network includes ATMs, branches, internet-based banking platforms, mobile banking applications and call centers.

As of December 31, 2025, we had a network of 217 retail branches throughout Chile. Our branch system serves as a distribution network for all of the products and services offered to our customers. Our full-service branches accept deposits, cash withdrawals, offer the full range of our retail banking products, such as consumer loans, credit cards, mortgage loans and current accounts, and provide financial and non-financial information to current and potential customers. As of December 31, 2025, we had 1,884 ATMs that were part of a larger network of 7,608 ATMs operating in Chile, of which 4,688 ATMs operate under a network managed by Redbanc S.A.

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

Also, we provide our customers with access to a 24-hour phone-bank through which they can access account information and execute certain transactions. This service, through which we receive nearly 335,145 calls per month on average, has enabled us to develop customer loyalty campaigns, sell financial products and services, answer specialized inquiries and receive and resolve complaints by customers and non-customers.

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

Throughout 2025, we continued to strengthen Banco de Chile’s leadership in the digitalization of our services by enhancing key functionalities and tools aimed at delivering a simpler, more accessible, secure, and flexible experience. These initiatives are part of our long-term digital strategy designed to broaden the range of financial solutions available to our clients through best-in-class digital channels. In line with this strategic focus, within the retail banking segment we launched a new version of the MiBanco application, designed to further simplify the user experience. The new version provides faster access to the most frequently used functions and incorporates a dedicated section to showcase benefits, new products, promotions, and other relevant information. Also, in 2025, we integrated the former MiPago application into the MiBanco application in order to improve the user experience by streamlining banking operations through one application. Within the corporate and SME segments, our strategic priorities have centered on building a comprehensive digital ecosystem. This vision has driven the continuous evolution of our Banconexión 2.0 platform and the MiBanconexión mobile application, both designed with an intuitive and user-centric interface. These enhancements aim to improve client productivity by facilitating day-to-day operations through a positive, efficient, and user-friendly navigation and usability experience.

The following table sets forth information regarding the evolution of the number of transactions carried out by customers and non-customers on our diverse distribution channels, as of December 31, 2023, 2024 and 2025:

	For the Year Ended December 31,			% Increase (Decrease)
	2023	2024	2025	2023/2024	2024/2025
	(in millions of transactions)
Teller	16.5	14.5	11.8	(12.3)%	(18.3)%
ATMs	113.3	85.4	82.3	(24.6)	(3.7)
Website (Monetary Transactions)	62.3	62.6	64.6	0.4	3.3
Mobile Banking	147.6	181.7	199.5	23.1	9.8
Total	339.7	344.2	358.3	1.3%	4.1%

Competition

Overview

The Chilean market for banking and other financial services is highly and increasingly competitive and consists of various market sectors. The most important sector is commercial banking with total loans (excluding operations of subsidiaries abroad) representing 73% of the Chilean GDP as of December 31, 2025. As of the same date, the Chilean banking industry consisted of 17 banks, 16 of which were private sector banks and one state-owned bank, namely, Banco del Estado. As of December 31, 2025, the six largest Chilean banks accounted for approximately 86% of all outstanding loans granted by Chilean financial institutions (excluding operations of subsidiaries abroad): Banco Santander—Chile (16.6%), Banco de Chile (15.8%), Banco del Estado (15.4%), Banco de Crédito e Inversiones (“BCI”) (14.9%), Scotiabank Chile (13.1%) and Itaú–Chile (9.7%).

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

Within the local banking industry, our primary competitors are the main private sector commercial banks in Chile, namely, Banco Santander – Chile, BCI, Scotiabank Chile, and Itaú–Chile. Nevertheless, we also face competition from Banco del Estado, a state-owned bank, which has a larger customer base than we do. Banco del Estado, which operates under the same regulatory regime as Chilean private sector banks, was the third largest bank in Chile as of December 31, 2025, with outstanding total loans of Ch$38,254,477 million, representing a 15.4% market share (excluding operations of subsidiaries abroad), according to data published by the CMF.

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

Historically, commercial banks in Chile have competed in the retail market against each other, and finance companies and department stores, with the latter two having traditionally been focused on consumer loans to low and middle-income segments. However, finance companies gradually disappeared between the 1990s and 2000s, as most of them merged into the largest commercial banks that dominate the Chilean banking industry today. Also, by the end of 1990s, the Chilean financial industry witnessed the rise of non-traditional banking competitors, such as large department stores. During the 2000s, these players gained increasing significance in the consumer lending sector, as they were permitted to issue financial products such as credit cards. Currently, there are two consumer-oriented banks affiliated with Chile’s largest department stores: Banco Falabella and Banco Ripley. Although these banks had a combined market share (excluding operations of subsidiaries abroad) of only 2.4% as of December 31, 2025, according to the CMF, the presence of these banks is likely to make consumer banking more competitive over the next few years, especially within the lower income segment. As of December 31, 2025, consumer loans granted by Banco Falabella and Banco Ripley represented 13.0% and 3.6%, respectively, of the total consumer loans granted by the industry (excluding operations of subsidiaries abroad).

In the wholesale market, we believe our strongest competitors are also Banco Santander—Chile, BCI, Itaú–Chile and Scotiabank Chile. Similarly, we believe these banks are our most significant competitors in the small and medium-sized companies’ business segment.

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

In this regard, Bicecorp S.A. and Grupo Security S.A. announced an agreement to merge their operations in April 2024. The completion of this process was subject to approval by the Chilean Antitrust Agency, which was granted in October 2024. Likewise, the CMF authorized new shareholders to join Grupo Security by the end of October 2024. The merger was completed on September 1, 2025, and resulted in the absorption of Grupo Security by Bicecorp S.A. As of December 31, 2025, the merged Banco BICE (that absorbed former Banco Security’s operations) represented approximately 6.6% of the total loans managed by the Chilean banking industry, excluding the operations of subsidiaries abroad.

For comparison purposes, all information presented in the tables below has been prepared in accordance with Chilean GAAP as defined by the CMF for the Chilean banking industry.

Balance Sheet

The following table sets forth certain statistical information on the Chilean financial system as of December 31, 2025, according to information published by the CMF:

	As of December 31, 2025
	Private sector banks			Banco del Estado			Total banking system
	Amount		Share	Amount		Share	Amount		Share
	(in millions of Ch$, except percentages)
Assets	Ch$	349,829,556	85.3%	Ch$	60,202,509	14.7%	Ch$	410,032,065	100.0%
Loans(1)(2)		209,878,927	84.6		38,254,477	15.4		248,133,404	100.0
Deposits(2)		149,413,233	80.8		35,493,222	19.2		184,906,455	100.0
Equity(3)	Ch$	30,960,412	88.1%	Ch$	4,174,535	11.9%	Ch$	35,134,947	100.0%

Source: CMF

(1)	Loans to customers. Interbank loans are not included.
(2)	Excludes operations of subsidiaries abroad.
(3)	For purposes of this table, equity includes capital and reserves, net income for the period and provisions for minimum dividends.

Loans and Deposits

a.	Total Loans

We had total loans of Ch$39,254,314 million as of December 31, 2025, under IFRS. The following table sets forth our market share and the market share of our principal private sector competitors in terms of total loans, as of the dates indicated, according to information published by the CMF, under Chilean GAAP:

	Total Loans(1)(2)
	As of December 31,
	2023	2024	2025
Banco Santander – Chile	17.6%	17.1%	16.6%
Banco de Chile	16.2	16.1	15.8
Banco de Crédito e Inversiones	14.6	14.7	14.9
Scotiabank Chile	13.8	13.5	13.1
Itaú–Chile	9.9	9.7	9.7
Total market share	72.1%	71.1%	70.1%

Source: CMF

(1)	Allowances for loan losses not deducted.
(2)	Excludes operations of subsidiaries abroad.

b.	Total Deposits

We had total deposits (including demand deposits and time deposits) of Ch$28,954,278 million as of December 31, 2025, under IFRS. The following table sets forth the market shares in terms of total deposits (time deposits and demand deposits) for private banks as of December 31, 2023, 2024 and 2025 on a consolidated basis, according to information published by the CMF, under Chilean GAAP:

	Total Deposits(1)(2)
	As of December 31,
	2023	2024	2025
Banco Santander – Chile	17.3%	17.2%	16.5%
Banco de Chile	16.7	15.6	15.3
Banco de Crédito e Inversiones	13.9	15.1	14.2
Scotiabank Chile	10.5	10.3	10.0
Itaú–Chile	8.9	9.1	9.0
Total market share	67.3%	67.3%	65.0%

Source: CMF

(1)	Excludes operations of subsidiaries abroad.
(2)	Considers demand deposits net of clearance.

c.	Demand Deposits

We had current accounts and other demand deposits of Ch$14,791,870 million as of December 31, 2025, under IFRS. The following table sets forth the market shares in terms of demand deposits for private banks as of the dates indicated, on a consolidated basis, according to information published by the CMF, under Chilean GAAP:

	Demand Deposits(1) (2)
	As of December 31,
	2023	2024	2025
Banco de Chile	19.7%	20.1%	19.9%
Banco Santander – Chile	20.0	20.0	19.3
Banco de Crédito e Inversiones	14.1	14.9	14.5
Scotiabank Chile	7.5	8.0	8.0
Itaú–Chile	5.0	5.2	5.3
Total market share	66.3%	68.2%	67.0%

Source: CMF

(1)	Excludes operations of subsidiaries abroad.
(2)	Considers demand deposits in local currency and net of clearance.

d.	Time Deposits

We had saving accounts and time deposits of Ch$14,162,408 million as of December 31, 2025, under IFRS. The following table sets forth the market shares in terms of time deposits for private banks as of the dates indicated, on a consolidated basis, according to information published by the CMF, under Chilean GAAP:

	Time Deposits(1)
	As of December 31,
	2023	2024	2025
Banco Santander – Chile	15.2%	15.3%	14.5%
Banco de Crédito e Inversiones	13.6	15.0	13.9
Banco de Chile	14.5	12.7	12.3
Scotiabank Chile	12.4	11.7	11.2
Itaú–Chile	10.9	10.9	10.7
Total market share	66.6%	65.6%	62.6%

Source: CMF

(1)	Excludes operations of subsidiaries abroad.

Credit Quality and Risk Management

a.	Risk Index

The following table sets forth the ratio of allowances to total loans of the largest private banks in Chile and of the Chilean financial system (including such banks) as of December 31, 2023, 2024 and 2025, according to information published by the CMF:

	Allowances to Total Loans(1)
	As of December 31,
	2023	2024	2025
CHILEAN GAAP:
Banco de Crédito e Inversiones	1.71%	1.66%	1.66%
Banco de Chile	2.05	2.02	2.14
Itaú–Chile	2.99	2.99	2.72
Scotiabank Chile	2.20	2.33	2.84
Banco Santander—Chile	2.83	2.94	3.26
Financial system	2.58%	2.52%	2.60%

Source: CMF

(1)	Includes operations of subsidiaries abroad.

b.	Non-Performing Loans

The following table sets forth the ratio of past-due loans (90 days or more) over total loans for the largest private banks in Chile as of December 31, 2023, 2024 and 2025, on an individual basis, according to information published by the CMF:

	Past-due loans to Total Loans(1)(2)
	As of December 31,
	2023	2024	2025
Banco de Crédito e Inversiones	1.33%	1.59%	1.53%
Banco de Chile	1.43	1.44	1.68
Itaú–Chile	2.29	2.24	2.29
Scotiabank Chile	2.16	2.37	2.68
Banco Santander – Chile	2.27	3.17	3.24
Financial system	2.15%	2.38%	2.44%

Source: CMF

(1)	Past-due loans refer to loans 90 days or more past due, including overdue installments and the remaining amount of principal and interest.
(2)	Includes operations of subsidiaries abroad.

c.	Additional Allowances

The following table sets forth the amount of additional allowances established by the largest private Chilean banks as of the dates indicated, according to information published by the CMF:

	Additional Allowances(1)
	As of December 31,
	2023		2024		2025
Banco de Chile	Ch$	700,252	Ch$	700,252	Ch$	631,217
Banco de Crédito e Inversiones		375,900		262,102		218,976
Banco Santander – Chile		293,000		293,000		179,098
Itaú–Chile		169,869		109,052		107,379
Scotiabank Chile		164,249		164,249		101,030
Financial System	Ch$	2,808,542	Ch$	2,626,339	Ch$	2,275,648

Source: CMF

(1)	Includes operations of subsidiaries abroad.

Capital Adequacy

a.	Capital and Reserves

The following table sets forth year-end balances of average capital and reserves for the largest private banks in Chile as of December 31, 2023, 2024 and 2025 according to information published by the CMF:

	Average Capital and Reserves(1)(2)
	As of December 31,
	2023		2024		2025
Banco de Crédito e Inversiones	Ch$	4,972,912	Ch$	6,320,485	Ch$	6,924,746
Banco de Chile		4,695,823		5,146,501		5,375,840
Banco Santander – Chile		4,045,944		4,153,906		4,421,561
Banco Itaú–Chile		3,395,304		3,744,996		4,000,401
Scotiabank Chile	Ch$	3,114,867	Ch$	3,412,313	Ch$	3,633,523

Source: CMF

(1)	Average Capital and Reserves equals to total equity before provisions for minimum dividends and net income for the period for the year ended December 31, 2023, 2024, and 2025.
(2)	Includes operations of subsidiaries abroad.

b.	Average Equity

The following table sets forth balances of average equity for the largest private banks in Chile as of the dates indicated, according to information published by the CMF:

	Average Equity(1)(2)
	As of December 31,
	2023		2024		2025
Banco de Crédito e Inversiones	Ch$	5,176,958	Ch$	6,567,640	Ch$	7,232,368
Banco de Chile		4,946,135		5,365,170		5,610,822
Banco Santander – Chile		4,150,128		4,248,017		4,488,664
Itaú–Chile		3,509,489		3,863,109		4,126,067
Scotiabank Chile	Ch$	3,237,393	Ch$	3,558,357	Ch$	3,743,726

Source: CMF

(1)	Includes operations of subsidiaries abroad.
(2)	Average total equity attributable to equity holders for the year ended December 31, 2023, 2024, and 2025.

c.	Basel Ratio

The following table sets forth the BIS ratios of the largest private Chilean banks as of the dates indicated, according to information published by the CMF:

	BIS Ratios(1)
	Year Ended December 31,
	2023	2024	2025
Banco de Chile	17.4%	18.1%	18.3%
Itaú–Chile	15.6	15.8	17.7
Scotiabank Chile	15.0	17.3	17.2
Banco Santander – Chile	17.6	17.1	16.9
Banco de Crédito e Inversiones	14.4	15.5	15.4
Financial system	16.2%	16.9%	17.2%

Source: CMF

(1)	Total Regulatory Capital divided by Risk Weighted Assets (RWA).

d.	CET1 Ratio

The following table sets forth the CET1 ratios of the largest private Chilean banks as of the dates indicated, according to information published by the CMF:

	CET1 Ratios(1)
	Year Ended December 31,
	2023	2024	2025
Banco de Chile	13.7%	14.4%	14.5%
Itaú–Chile	11.0	10.9	12.2
Scotiabank Chile	11.2	11.3	11.5
Banco de Crédito e Inversiones	11.1	11.0	11.2
Banco Santander – Chile	11.1	10.5	11.0
Financial system	11.9%	11.9%	12.3%

Source: CMF

(1)	CET1 Capital divided by Risk Weighted Assets (RWA).

Operating Revenue Generation

a.	Net Income attributable to equity holders

The following table sets forth the market shares in net income attributable to equity holders for private sector banks as of December 31, 2023, 2024 and 2025, according to information published by the CMF:

	Net Income(1)(2)
	Year Ended December 31,
	2023	2024	2025
Banco de Chile	27.7%	24.6%	22.4%
Banco Santander – Chile	11.1	17.4	19.8
Banco de Crédito e Inversiones	15.2	16.3	18.7
Scotiabank Chile	9.1	8.8	8.2
Itaú–Chile	7.9	7.7	8.1
Total Market Share	71.0%	74.8%	77.2%

Source: CMF

(1)	Includes operations of subsidiaries abroad.
(2)	Net income attributable to equity holders.

b.	Operating Revenues

The following table sets forth the market shares in terms of operating revenues for private banks as of December 31, 2023, 2024 and 2025, on a consolidated basis, according to information published by the CMF:

	Operating Revenues(1)
	Year Ended December 31,
	2023	2024	2025
Banco de Crédito e Inversiones	15.3%	15.8%	17.1%
Banco de Chile	18.2	17.6	16.9
Banco Santander – Chile	11.9	15.2	16.1
Scotiabank Chile	9.6	9.6	9.7
Itaú–Chile	9.1	9.4	8.5
Total Market Share	64.1%	67.6%	68.3%

Source: CMF

(1)	Includes operations of subsidiaries abroad.

c.	Net Fee and Commission Income

The following table sets forth the market shares in terms of revenues coming from net fee and commission income for private banks as of the dates indicated, on a consolidated basis, according to information published by the CMF:

	Net Fee and Commission Income(1)
	Year Ended December 31,
	2023	2024	2025
Banco de Chile	20.1%	19.5%	20.0%
Banco Santander – Chile	18.5	18.6	18.7
Banco de Crédito e Inversiones	12.6	13.6	14.8
Itaú–Chile	9.0	6.8	6.8
Scotiabank Chile	7.3	7.4	6.6
Total Market Share	67.5%	65.9%	66.9%

Source: CMF

(1)	Includes operations of subsidiaries abroad.

d.	Operating Margin

The following table sets forth the operating margins for private banks as of December 31, 2023, 2024 and 2025, on a consolidated basis, according to information published by the CMF:

	Operating Margin(1)(2)
	Year Ended December 31,
	2023	2024	2025
Banco de Chile	6.3%	6.5%	6.3%
Banco Santander – Chile	3.6	4.9	5.5
Scotiabank Chile	4.3	4.6	4.8
Banco de Crédito e Inversiones	4.0	4.1	4.4
Itaú–Chile	4.4	4.6	4.4
Financial System average	5.0%	5.2%	5.3%

Source: CMF

(1)	Includes operations of subsidiaries abroad.
(2)	Operating income divided by average interest earning assets.

Profitability Ratios

a.	Return on Average Equity (ROAE) Attributable to Equity Holders

The following table sets forth our return on average equity and the returns on average equity of our principal private sector competitors and the Chilean banking industry, in each case as of the dates indicated, according to information published by the CMF:

	Return on Average Equity (1)(2)
	Year Ended December 31,
	2023	2024	2025
Banco Santander – Chile	12.0%	20.2%	23.5%
Banco de Chile	25.1	22.5	21.2
Banco de Crédito e Inversiones	13.2	12.2	13.8
Scotiabank Chile	12.6	12.2	11.6
Itaú–Chile	10.1	9.7	10.4
Financial System average	15.4%	15.1%	15.1%

Source: CMF

(1)	Corresponds to net income attributable to equity holders divided by the average balance of Total Equity attributable to equity holders.
(2)	Includes operations of subsidiaries abroad.

b.	Return on Average Capital and Reserves (ROAC)

The following table sets forth our return on average capital and reserves and the return on average capital and reserves of our principal private sector competitors and the entire Chilean banking industry, in each case as of December 31, 2023, 2024 and 2025, according to information published by the CMF:

	Return on Average Capital and Reserves(1)(2)
	Year Ended December 31,
	2023	2024	2025
Banco Santander – Chile	12.3%	20.6%	23.8%
Banco de Chile	26.5	23.5	22.2
Banco de Crédito e Inversiones	13.7	12.7	14.4
Scotiabank Chile	13.1	12.7	11.9
Itaú–Chile	10.5	10.1	10.7
Financial System average	16.0%	15.6%	15.6%

Source: CMF

(1)	Corresponds to net income attributable to equity holders divided by the average balance of Capital and Reserves.
(2)	Includes operations of subsidiaries abroad.

c.	Return on Average Assets (ROAA) Attributable to Equity Holders

The following table sets forth our return on average assets and the returns on average assets of our principal private sector competitors and the Chilean banking industry, in each case as of the dates indicated, according to information published by the CMF:

	Return on Average Assets (1)(2)
	Year Ended December 31,
	2023	2024	2025
Banco de Chile	2.3%	2.2%	2.2%
Banco Santander – Chile	0.7	1.2	1.5
Banco de Crédito e Inversiones	0.9	1.0	1.2
Scotiabank Chile	0.9	1.0	1.0
Itaú–Chile	0.9	0.9	1.0
Financial System average	1.1%	1.2%	1.3%

Source: CMF

(1)	Corresponds to net income attributable to equity holders divided by the average balance of Total Assets.
(2)	Includes operations of subsidiaries abroad.

Operating Efficiency

a.	Operating Expenses

The following table sets forth the market shares in terms of operating expenses for private sector banks as of December 31, 2023, 2024 and 2025, on a consolidated basis, according to information published by the CMF:

	Operating Expenses(1)
	As of December 31,
	2023	2024	2025
Scotiabank Chile	9.3%	8.8%	8.5%
Itaú–Chile	10.7	10.5	10.3
Banco Santander – Chile	12.7	13.3	12.8
Banco de Chile	15.6	14.7	13.9
Banco de Crédito e Inversiones	18.2	17.4	19.4
Total Market Share	66.5%	64.7%	64.9%

Source: CMF

(1)	Includes operations of subsidiaries abroad.

b.	Efficiency Ratio (Cost-to-income Ratio)

The following table sets forth the efficiency ratios of the largest private Chilean banks as of December 31, 2023, 2024 and 2025, according to information published by the CMF:

	Efficiency Ratio(1)(2)
	As of December 31,
	2023	2024	2025
Banco Santander – Chile	46.6%	39.0%	36.0%
Banco de Chile	37.3	37.1	37.4
Scotiabank Chile	42.1	40.7	39.7
Banco de Crédito e Inversiones	51.7	48.9	51.7
Itaú–Chile	51.1	49.8	55.0
Financial System average	43.6%	44.4%	45.4%

Source: CMF

(1)	Operating expenses divided by operating revenues.
(2)	Includes operations of subsidiaries abroad.

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

Due to the integration and replacement of the SBIF into the CMF in June 2019, references herein that formerly applied to the SBIF are hereinafter, interchangeably, referred to as the “CMF,” “regulator,” “banking regulator” or “Chilean regulator.” For more information regarding the legal amendments that led to the replacement of the SBIF by the CMF, see both “Item 4. Information on the Company—Regulation and Supervision—The Financial Market Commission” and “Item 4. Information on the Company—Regulation and Supervision—Modifications to the General Banking Act.”

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

The Financial Market Commission

The CMF was established in January 2018, pursuant to Law No. 21,000 to replace the former Superintendencia de Valores y Seguros (“Superintendency of Securities and Insurance” or “SVS”) and, in accordance with modifications introduced in January 2019 to the General Banking Act, the CMF also took over the authority previously vested on the SBIF and replaced it as the Chilean banking regulator in June 2019. For more information on such replacement and further amendments introduced to the General Banking Act, see “Item 4. Information on the Company—Regulation and Supervision—Modifications to the General Banking Act.”

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

Since January 2021, the CMF moved towards a “twin peaks” system, which means it is divided into two sections depending on the supervisory and regulatory objects. One of these sections exclusively addresses prudential and solvency regulation and supervision that seeks to oversee, while the other focuses on market conduct regulation and supervision in order to ensure transparency and integrity of capital markets as well as the protection of financial customers.

Specifically, the CMF must regulate, oversee, sanction and ensure the correct operation, the stability and the development of the Chilean financial market, composed of publicly traded companies, banks and financial institutions, insurance companies, insurance brokers, mutual funds and investment funds, by easing the participation of market agents while keeping public trust. In order to do so, the CMF must have an overall and systemic vision by protecting interests of investors and insured agents. The CMF also can impose sanctions on the supervised entities.

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

Furthermore, the CMF has the authority to request information of banking transactions of specific persons, even those subject to secrecy or confidentiality provisions; interception of all kinds of communications and requesting telecommunication companies any communication transmitted or received by them, and order other public agencies to provide background information, even when such information is confidential or classified. These measures, among others, are subject to control and prior authorization of the Santiago Court of Appeal.

The CMF examines all banks, usually at least once a year or more often, if necessary, under certain circumstances. Banks are required to submit unaudited financial statements to the CMF on a monthly basis and to publish their unaudited financial statements at least four times a year in a newspaper of national circulation. A bank’s financial statements as of December 31 of each year must be audited and submitted to the CMF together with the opinion of its independent auditors, while financial statements as of June 30 of every fiscal year must include an auditor’s review statement in accordance with Chilean GAAP. Likewise, banks are required to accompany their interim quarterly financial statements by a management commentary that pursues to provide a comprehensive assessment of the banks’ financial and strategic performance. In addition, banks are required to provide extensive information regarding their operations at various periodic intervals to the CMF by means of specialized reports associated with business-related risks, products, transactions, distribution channels, among others. Also, as defined in Pillar 3 guidelines of Basel III, banks are required to disclose substantial information related to capital and risk management on a quarterly basis.

Any person wishing to acquire, directly or indirectly, 10% or more of the share capital of a bank must obtain prior approval from the CMF. Without such approval, the holder will not have the right to vote such shares. The CMF may only refuse to grant its approval based on specific grounds set forth in the General Banking Act.

According to Article 35 bis of the General Banking Act, the prior authorization of the CMF is required for each of the following:

●	the merger of two or more banks;

●	the acquisition of all or a substantial portion of a bank’s assets and liabilities by another bank;

●	the control by the same person, or controlling group, of two or more banks; or

●	a substantial increase in the share ownership of a bank by the controlling shareholder of that bank.

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

The General Banking Act contemplates a current deposit guarantee for time deposits such that the principal amount of time deposits would be 100% guaranteed by the Chilean Government with a limit of UF 200 per person (approximately Ch$7.9 million or U.S.$8,825 as of December 31, 2025) in a single bank and UF 400 per person (approximately Ch$15.9 million or U.S.$17,649 as of December 31, 2025) in the Chilean banking system as a whole.

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

In addition, Chilean banks must hold a certain amount of assets in cash or highly liquid instruments. This reserve requirement, also known as “technical reserve,” is equal to the amount by which the daily balance of demand deposits, net of clearing, exceeds 2.5 times the amount of the bank’s Total Regulatory Capital. Deposits payable on demand include the following:

●	deposits in current accounts;

●	other demand deposits or obligations payable on demand and incurred in the ordinary course of business;

●	saving deposits that allow unconditional withdrawals that bear a stated maturity; and

●	other deposits unconditionally payable immediately.

As of December 31, 2025, we have fully complied with these reserve requirements.

In accordance with the General Banking Act, if a Chilean bank or a foreign bank operating in Chile is defined to be a D-SIB by the CMF, it may be subject to one or a combination of additional restrictions, including but not limited to, more restrictive reserve requirements associated with the “technical reserve.” Thus, under certain conditions, the “technical reserve” threshold may be reduced from 2.5 times the amount of the bank’s Total Regulatory Capital, as requested for any bank, to 1.5 times the bank’s Total Regulatory Capital for a D-SIB bank. On March 31, 2021, the CMF announced that six local banks (including us) were designated as D-SIB banks, based on the CMF’s standardized methodology. Subsequently, on March 30, 2022, March 31, 2023, April 1, 2024, April 1, 2025, and March 30, 2026, the CMF reaffirmed the designation of us as a D-SIB bank in Chile. However, as of the date of this annual report, no stricter reserve requirements have been set on us on the grounds of our designation as a D-SIB bank. For more information on this regulation see “Item 4. Information on the Company—Regulation and Supervision—Modifications to the General Banking Act.” And “Item 4. Information on the Company—Regulation and Supervision—Capital Adequacy Regulations.”

Minimum Capital

Under Article No. 50 of the General Banking Act, a bank must have a minimum paid in capital and reserves of UF 800,000 (approximately Ch$31,782 million or U.S.$35.3 million as of December 31, 2025). If the paid-in capital and reserves decrease below that amount, that bank will be compelled to cover that deficit in a timeframe no longer than one year, which could be extended by the CMF under certain circumstances. If not addressed, the CMF could revoke such a bank’s authorization to operate.

In accordance with Article No. 51 of the General Banking Act, a bank may begin its operations with 50% of the previously mentioned amount, with no specific timeframe for the establishment of the remaining amount. However, if the bank does not comply with the minimum capital amount, it would be required to hold further Common Equity Tier 1 capital for an amount representing 2.0% of its risk-weighted assets, in addition to the 4.5% required for all banks, plus any capital buffer or charge as defined by the regulation. The additional amount of Common Equity Tier 1 capital will be reduced to 1.0%, as a percentage of its risk-weighted assets, when the bank’s paid-in capital and reserves reach at least UF 600,000 (approximately Ch$23,837 million or U.S.$26.5 million as of December 31, 2025).

As of December 31, 2025, we fully complied with such minimum capital requirements.

Modifications to the General Banking Act

The legal framework incorporated into the General Banking Act (Decreto con Fuerza de Ley No. 3) by Law No. 21,130 (Modernization of Banking Legislation) published on January 12, 2019, addressed the following four main topics on banking regulation and supervision:

●	Adoption of Basel III guidelines on capital adequacy. Under regulatory modifications adopting Basel III, new minimum capital requirements levels, in line with the main standards of Basel III Pillar 1, must be fulfilled by Chilean banks, considering a phased-in transition of four years after the specific regulatory framework is issued by the regulator. The new legal framework established additional potential capital requirements associated with Pillar 2 of Basel III, for banks having objective deficiencies in terms of coverage and management of banking-related risks. The phase-in period for the transition from Basel I to Basel III was originally expected to start in December 2020 and subsequently postponed to December 2021, due to the COVID-19 pandemic, including the measurement of risk-weighted assets, the fulfillment of the systemic capital charge and the conservation buffer. Adjustments to CET1 Capital were postponed for one year and commenced in December 2022 at 15%. As of December 31, 2025, all Basel III core capital requirements and guidelines were fully in place.

Following the above, after periods for public comment, by December 2021, all the final rules had been issued by the CMF. The rules already in place are part of the Recopilación Actualizada de Normas (“RAN”) of the CMF and relate to:

a.	The guidelines for calculation and composition of Total Regulatory Capital for banks (RAN 21-1), are as follows:

1.	CET1 Capital: is composed of (i) paid-in capital related to common shares, (ii) stock surplus (share premium) resulting from the issuance of instruments included in CET1, (iii) reserves whether they come from net income, depreciation or expiration of perpetual bonds or not, (iv) accumulated other comprehensive income related to financial instruments measured at fair-value, (v) retained earnings or losses, net of provisions for minimum dividends, appreciation of perpetual bonds or interests/dividends paid on financial instruments issued for capital adequacy purposes, and (vi) minority interest. The CET1, however, is subject to a set of adjustments that include: (i) minority interest, (ii) goodwill and intangible assets, (iii) deferred tax assets (not related to temporary differences), (iv) accumulated other comprehensive income related to cash flow hedge accounting derivatives, (v) insufficiency of credit risk allowances when using internal methodologies for risk weighted assets, (vi) earnings from the sale of securitized assets, (vii) accumulated gains or losses from changes in own issuer risk related to financial liabilities measured at fair value (such as debit value adjustment for derivatives), (viii) assets related to pension plans for staff, (ix) investments in own assets, (x) significant and not significant investments, and (xi) threshold adjustments in line with Basel III. Banks are required to have CET1 Capital (for compliance with minimum levels) equal to at least 4.5% of risk-weighted assets.

2.	AT1 Capital: is comprised of perpetual bonds and preferred stocks that (for compliance with minimum levels) must be equal to at least 1.5% of risk-weighted assets, once the CET1 minimum requirements have been fulfilled. Instruments issued by banks’ subsidiaries are not taken into consideration for these purposes.

3.	Tier 1 Capital or T1: is the sum of CET1 and AT1.

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

5.	Total Regulatory Capital: is the sum of Tier 1 Capital and Tier 2 Capital.

b.	Conditions to be fulfilled for the issuance of financial instruments representing AT1 Capital (RAN 21-2), while permitting a temporary substitution of AT1 Capital with T2 Capital of up to 1.5% of risk-weighted assets starting December 1, 2020, decreasing by 0.5% per year until reaching zero on December 1, 2023.

c.	Conditions to be fulfilled for the issuance of financial instruments representing Tier 2 capital (RAN 21-3), to be computed as part of Total Regulatory Capital.

d.	A comprehensive framework for the measurement of credit risk-weighted assets for banks under both a standardized methodology and internal models (RAN 21-6). The framework permits the application for internal models (Foundational Internal Ratings Based Approach), which –if approved by the CMF– will be subject to an output floor of 72.5% of the credit-risk weighted assets determined under the standardized methodology.

e.	A standardized framework for determining market risk-weighted assets for the trading book (RAN 21-7). The framework does not consider the possibility of using internal models or fundamental review of the trading book, which would be analyzed by the CMF in the future;

f.	A standardized methodology for determining operational risk-weighted assets of banks (RAN 21-8), with no possibility of applying internal models.

g.	Additional CET1 capital requirements (RAN 21-12), including both the conservation buffer equivalent to 2.5% of risk-weighted assets and the countercyclical buffer of up to 2.5% of risk-weighted assets. The conservation buffer commenced on December 1, 2021 at 0.625% and gradually increased to 2.5% on December 1, 2024. The Central Bank is responsible for activating or deactivating the countercyclical buffer, which afterwards must be monitored by the CMF. As of the date of this annual report, there was a countercyclical buffer fully in place amounting to 0.5% of banks’ risk-weighted assets.

h.	A methodology for determining a D-SIB or groups of banks (RAN 21-11), including the guidelines to determine the corresponding capital requirement. This capital requirement, imposed by the CMF in agreement with the Central Bank, could range from 1.0% to 3.5% of risk-weighted assets and it should be met with CET1. As of the date of this annual report, a systemic capital charge of 1.25% was assigned on us, which became fully in place on December 31, 2025.

Banks designated as D-SIB could also be subject to add-ons to the leverage ratio requirement and other restrictions, such as an increase in technical reserve requirements (from the excess of demand deposit balances over 2.5 times the Total Regulatory Capital to 1.5 times the Total Regulatory Capital) and a decrease in the portion of interbank loans that a systemically important bank can have (from 30% to 20%), among others.

i.	A framework for the calculation of leverage ratio (RAN 21-30), which considers a minimum level CET1 Capital equivalent to 3.0% of banks’ total risk assets, although an add-on of up to 50% of the systemic capital charge could be imposed to D-SIB banks;

j.	The Pillar 2 framework (RAN 21-13 and amendments to the current RAN 1-13) for the regulatory review process, which establishes a set of requirements associated with the infrastructure, processes and governance that banks should comply with in order to ensure proper capital and risk management protocols. Pillar 2 includes other-than-Pillar-1 risks to be addressed by banks, such as interest rate risk in the banking book (“IRRBB”), credit concentration risk, strategic risk and reputational risk, among others. Also, Pillar 2 incorporates the obligation for banks to carry out stress tests for relevant risks while incorporating their results for capital management purposes. Under Pillar 2, a bank will be subject to closer supervision if defined as “outlier” bank, i.e., if the IRRBB metrics exceed (i) 15% of the Tier 1 capital in the case of long-term IRRBB metric, or (ii) 5% of the Tier 1 capital or 18% of the net interest and inflation-indexation income over a rolling 12-month period. Also, Pillar 2 empowers the CMF to impose further capital requirements of up to 4.0% of risk-weighted assets.

k.	Pillar 3 disclosure requirements became effective in April 2023 and require banks to disclose information on risk and capital management related matters, on a quarterly basis.

l.	Limits to significant exposures (Article 84 of General Banking Act) through RAN 12-16.

●	Changes to the governance of the banking regulator. According to these modifications and timeframe for implementation, the SBIF ceased its operations and all of its powers, authority and personnel were transferred to the CMF. As a result, the local supervision model changed from a specific regulator to an integrated supervision model. For further information on the description of this new banking regulator, see “Item 4. Information on the Company—Regulation and Supervision—The Financial Market Commission.”

●	Establishment of a new banking resolution regime for the Chilean banks in the case of insolvency. The new banking framework outlines specific actions to be taken under scenarios of insolvency or signs of financial distress. In this regard, the General Banking Act, as modified, establishes the possibility of undertaking an early regularization plan in case of signs of financial weakness, capitalization in the form of loans to be granted by other banks or forced liquidation in case of insolvency. For each scenario, the appointment of a delegated inspector, a provisional administrator or a liquidator, among other elements, is introduced. On January 31, 2023, the CMF published a white paper titled “Guidelines for a new banking resolution framework and deposit insurance in Chile” for comment until July 31, 2023. Also, on January 21, 2026, the CMF published for public comment until June 10, 2026, a set of amendments to the RAN that seek to strengthen the corporate governance framework, reinforce the risk management framework and introduce a formal recovery planning process. As of the date of this annual report, no final rules on these matters have been published yet. For further information see “Item 3. Key Information—Risk Factors—Risks Relating to our Operations and the Chilean Banking Industry—Stricter banking regulations and changes in law may constrain our operations and thereby adversely affect our financial condition and results of operations—Basel III Implementation.”

●	The modifications to the General Banking Act also address other matters such as increased deposit insurance for time deposits, stricter requirements for members of banks’ boards of directors, changes in relation to confidential information of bank customers, among others. With regards to confidentiality of customers, certain conditions of access to information subject to banking secrecy are required, upon special request of the Financial Analysis Unit (responsible for watching anti-money laundering activities) in the case of an investigation or prosecution.

For further information, see “Item 3. Key Information—Risk Factors—Risks Relating to our Operations and the Chilean Banking Industry—Stricter banking regulations and changes in law may constrain our operations and thereby adversely affect our financial condition and results of operations—Basel III Implementation.”

Capital Adequacy Regulations

After a phase-in period of four years, as of December 31, 2025 all capital requirements related to the adoption of Basel III framework became fully in place, which may be summarized as follows:

●	According to Article No. 66 of the General Banking Act, each bank should comply with the following capital requirements as a percentage of its risk-weighted assets, net of required provisions:

○	Common Equity Tier 1 Capital (CET1) above 4.5% of risk-weighted assets;

○	Tier 1 Capital = CET1 Capital + Additional Tier 1 Capital (AT1) above 6.0% of risk-weighted assets; and

○	Tier 1 + Tier 2 above 8.0% of risk-weighted assets.

●	Conservation Buffer of 2.5% of risk-weighted assets, as defined in Article No. 66 bis of the General Banking Act.

●	Countercyclical Buffer of up to 2.5% of risk-weighted assets, as defined in Article No. 66 ter of the General Banking Act, to the extent applicable.

●	D-SIB capital charge in the range of 1.0% to 3.5% of risk-weighted assets, as defined in Article No. 66 quáter of the General Banking Act.

●	Pillar 2 capital charge of up to 4.0% of risk-weighted assets, as defined in Article No. 66 quinquies of the General Banking Act, to the extent applicable, to be fulfilled in a six-month timeframe.

●	A leverage ratio, meaning CET1 Capital of at least 3% of their total risk assets, net of required provisions. If a bank is defined as a D-SIB bank, the threshold for the leverage ratio could further increase up to 50% of the systemic capital charge imposed over risk-weighted assets but over total risk assets.

These thresholds, except for Pillar 2, must be fulfilled with CET1 capital exclusively. However, the Pillar 2 charge, if any, could be met with CET1 capital, AT1 capital (perpetual bonds or preferred stocks) or Tier 2 Capital (subordinated bonds or disclosed reserves) according to the bank’s actual capital structure or as requested by the CMF.

Furthermore, in accordance with the modifications to the General Banking Act, the authorization and/or report from the Central Bank will be necessary for the implementation of several Basel III capital adequacy guidelines set forth in these modifications, such as the countercyclical buffer, which will rely on a methodology defined by the Central Bank while its activation will be in agreement with the CMF. On the other hand, the systemic and the Pillar 2 capital charges, if any, will be defined exclusively by the CMF with agreement of the Central Bank board.

For more information on the composition of capital tiers and guidelines associated with calculation of risk-weighted assets and buffers, see “Item 4. Information on the Company—Regulation and Supervision—Modifications to the General Banking Act.”

On March 30, 2022, the CMF announced systemic charges for the six previously-determined D-SIB banks, including us. Based on the methodology established by the CMF for this purpose, a systemic charge equivalent to 1.25% was assigned to us, to be fulfilled on a gradual basis at an annual and cumulative rate of 25% per year, commencing December 1, 2022, and (if maintained unchanged) completed on December 1, 2025. On March 31, 2023, April 1, 2024, April 1, 2025, and March 30, 2026 the CMF reaffirmed the systemic charge on us at the level of 1.25%. Accordingly, as of December 31, 2025 and as of the date of this annual report, we were subject to a systemic charge of 1.25%.

On May 23, 2023, the Chilean Central Bank activated a countercyclical buffer for the local banking system amounting to 0.5% of the banks’ risk-weighted assets, starting in May 2024. According to the Central Bank’s Board, the countercyclical buffer was set as a prudential measure in view of the increased uncertainty regarding the likelihood of a severe external shock. Although the probability of this kind of shock is low, its occurrence could have a significant negative effect on the economy, in which case the countercyclical buffer would be released in order to mitigate the second-round effects on lending for individuals and companies. The 0.5% countercyclical buffer was subsequently reaffirmed by the Central Bank in November 2024 and November 2025. It is worth noting the Central Bank has declared the intention to set a neutral countercyclical buffer of approximately 1.0% in the future, which will be assessed by the Central Bank’s board in May 2026.

On January 13, 2024, we received communication from the CMF stating that, based on the overhaul of our Internal Capital Adequacy Assessment Process for the year ended December 31, 2022, a Pillar 2 capital requirement equivalent to 0.5% of our risk-weighted assets was imposed on us. On January 16, 2025, the CMF informed us the decision to maintain the Pillar 2 capital requirement at 0.13% of the risk-weighted assets, net of required provisions, which is equivalent to the Pillar 2 requirement we already fulfilled since June 2024, given the phase-in period considered for such purposes. More recently, on January 16, 2026 the CMF informed Pillar 2 capital charges assigned to seven local banks while removing the capital requirement formerly imposed on us.

As of December 31, 2025, and as of the date of this annual report, we are in full compliance with all capital adequacy requirements. For further information on the types and levels of capital CET1, Tier 1, Tier 2 and Total Regulatory Capital we currently hold, our capital ratios and compliance, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Adequacy Requirements.”

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

Market Risk Regulations

Classification of Financial Instruments

In June 2006, the banking regulator introduced new regulations concerning: (i) the valuation process of debt instruments and (ii) the measurement and reporting of counterparty credit risk generated by derivative transactions. Since the implementation of the new Compendium of Accounting Standards for Banks starting January 1, 2022, Chilean banks classify debt instruments for accounting and business purposes as either Financial Assets measured at Fair Value through Other Comprehensive Income (“FVOCI”) or Financial Assets measured at “Amortized Cost,” which is aligned with IFRS Accounting Standards as issued by the IASB.

Market Risk-Weighted Assets

As part of the new regulations associated with the implementation of Basel III, the standardized model for measuring the price risk of the trading book was modified by the CMF and began to be reported by banks for market risk and capital management purposes beginning in July 2021 through report R07 while being utilized to measure risk-weighted assets for market risk starting December 1, 2021. The new guidelines, as appearing in RAN 21-7, introduced more definitions to precisely distinguish the trading and the banking book while the new standardized model incorporated certain methodological changes and revised treatments while adding further trading exposures when compared to the former model used since 2005. Thus, the new standardized model continues to determine general interest rate risk, foreign exchange or exchange rate risk (taken in both their trading and banking books) and option risk, to the extent applicable, while adding specific interest rate risk for the fixed-income portfolio (issuer risk), commodity risk and stock market risk (including stocks, indices and funds). The outcome of the application of the new standardized model delivers the Market Risk Exposure (EMR), which is multiplied by 12.5 to compute the market risk-weighted assets that are part of the total risk-weighted assets over which Chilean banks are required to maintain minimum amounts of CET1, Tier 1 Capital, and Total Regulatory Capital as defined in “Item 4. Information on the Company—Regulation and Supervision—Capital Adequacy Requirements.”

According to the RAN 21-7, the trading book is composed of portfolios of debt and equity instruments that have a liquid secondary market and therefore their valuation is at market prices and the corresponding profit and losses impact is representative of market conditions. In addition, all derivative transactions, options, exchange rate mismatches and positions in mutual funds, investment funds and stock indices are also part of the trading book, to the extent applicable. The accrual book comprises all the asset and liability balance sheet items that are not part of the trading book.

As of December 31, 2025, we had the following consolidated exposure to market risk and consolidated market risk-weighted assets in our trading book:

	As of December 31, 2025
	In Millions of Ch$
Market Risk Exposure (MRE)	Ch$	136,963
Market Risk-Weighted Assets (MRE x 12.5)	Ch$	1,712,039

Interest Rate Risk of the Banking Book (IRRBB)

Aligned with the implementation of the Basel III, the CMF proposed a revised standardized methodology for measuring IRRBB, which is contained in the RAN 21-13 as part of the Pillar 2 guidelines. In November 2022, the new standardized model began to be reported to the CMF through report R13, on both an individual and a consolidated basis. The standardized model was revised by the CMF in November 2025. As of the date of this annual report, the IRRBB is reported to the CMF in accordance with self-imposed internal limits, both on an individual and consolidated basis. As of the same date, for short-term interest rate risk (∆NII) in the banking book, the internal limit has been set at 20% of the 12-month rolling net interest and inflation-indexation income. For long-term (full life) interest rate risk (∆EVE) in the banking book, the internal limit has been set at 15% of Tier 1 Capital.

As of December 31, 2025, we had the following exposure to the IRRBB:

	As of December 31, 2025
	In Millions of Ch$
Regulatory Metrics
Short-Term Interest Rate Risk	Ch$	142,570
Inflation-Indexation Risk		220,773
Total Short-Term Interest Rate Risk (∆NII)	Ch$	363,343

Long-Term Interest Rate Risk (∆EVE)	Ch$	552,270

As of December 31, 2025
In %
Regulatory Indices
∆NII / 12-month Net Interest and Inflation-Indexation Income	17.7%
∆NII / Tier 1 Capital	6.4
∆EVE / Tier 1 Capital	9.8%

Prior to November 2025, the CMF determined whether a bank is “outlier,” if the outcome of the long-term interest rate risk in the banking book (∆EVE) exceeded 15% of the Tier 1 Capital. If defined as outlier, a bank could be subject to further capital requirements and closer supervision. Likewise, if the CMF determines that an outlier bank presents evident deficiencies in risk or capital management or capital adequacy weaknesses in view of its risk exposures, the bank could be subject to additional capital requirements as defined in RAN 21-13. More recently, after two public comment periods initiated in December 2023 and October 2024, on July 8, 2025, the CMF published the final set of amendments to Chapter 21-13 of the RAN, which included: (i) the removal of the 15% threshold of the Tier 1 Capital that previously determined a potential capital requirement for the amount equivalent to the excess of the ∆EVE over such threshold while allowing the CMF to impose capital requirements for the full amount of the ∆EVE or the amount of the ∆NII interest rate risk in the banking book, (ii) a revised framework to determine outlier banks (also called as “prioritized”) by maintaining the 15% threshold of the Tier 1 Capital based on ∆EVE while adding new thresholds for ∆NII amounting to 5% of Tier 1 Capital and 18% of 12-month rolling Net Interest and Inflation-Indexation Income, conditions that –if individually met– will determine an outlier bank that would be subject to further assessment and additional capital requirements, (iii) some methodological modifications to the standardized model for computing IRRBB by allowing the netting for some specific currencies (CLP and CLF) while differentiating interest rate shocks for ∆NII and ∆EVE, (iv) the possibility for banks to use internal models in order to determine potential internal capital buffers associated with IRRBB, (v) specific guidelines for banks in order to assess their risk profile and measure material risks, (vi) new guidelines for the definition of internal capital targets by adopting the Pillar 2 Requirement and Pillar 2 Guidance concepts, as defined in the Basel III framework, (vii) new disclosure requirements for Pillar 2 capital requirements, and (viii) the establishment of a maximum extension for the ICAAP Annual Report.

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

The Current Mark-to-Market (“CMTM”) of the transaction, if positive, reflects the amount of money owed by the counterparty to us at a specific date, e.g., the amount the counterparty would pay us if the transaction were unwound as of that date. As we are interested in measuring the maximum amount of money that the customer would owe us within the life of the transaction, the maximum potential future value of the transaction is added to the CMTM. This potential value is measured as the Credit Conversion Factor multiplied by the Notional Amount involved in the transaction. Hence, the Credit Conversion Factor reflects the potential value that the transaction may hold for us (under some confidence level) within its remaining tenor. The regulator determines the Credit Conversion Factor depending on the market factors involved in the respective transactions and the remaining tenor by considering three categories (interest rates, exchange rates, and equity prices). In addition, banks usually develop their own Credit Conversion Factors models to assess credit risk not only under regulatory guidelines. Netting and credit mitigation schemes, such as recouping, early termination, margins, etc., have been allowed by regulators so that banks can better manage their credit risk while including them (netting in particular) to measure credit risk for regulatory purposes.

For derivative contracts cleared and settled through a Central Counterparty Entity (CCP) authorized by the CMF, the regulatory framework establishes a risk-weighting of 2% over the amount of Derivatives Credit Risk for calculation of credit risk-weighted assets. Also, due to its original interbank nature, exposures to CCPs are subject to a credit concentration limit of 30% of the Total Regulatory Capital, as defined above.

Liquidity Risk Regulations

The Bank establishes a liquidity risk tolerance to maintain a suitable liquidity position to meet all its contractual obligations at any time and under any circumstances, as well as to meet the minimum requirements defined by regulators, as established by Chapter III.B.2.1 of the Compendium of Financial Regulations of the Chilean Central Bank and Chapters 12-20 and 21-14 of the RAN of the CMF. In addition, the Bank seeks to ensure the availability of funds to take advantage of business opportunities and to be duly prepared to face extreme scenarios of stress and/or liquidity contingency.

The guidelines for measuring liquidity risk in Chile are mainly focused on:

●	C46 index or C46 report: Effective since 2015, this index analyzes the expected cash flows for the following 30 and 90 days, broken down by currency. Net outflows may not exceed the amount of CET1 Capital for the following 30 days or two times that amount for the following 90 days.

Even though since 2015, the C46 index was subject to the mentioned limits, on March 8, 2022, the Chilean Central Bank removed the regulatory limit for 30-day and 90-day cash flow mismatches in local currency while maintaining the limit for 30-day cash flow mismatches in foreign currency as measured by the C46 index.

Subject to approval of the CMF, the cash flow analysis may include behavioral run-off assumptions for some specific liability balance sheet items (demand deposits, time deposits, etc.) and behavioral roll-over assumptions for some asset items of the consolidated statement of financial position (loans, etc.).

●	Liability Concentration or C47 report: Effective since 2016, this report focuses on liabilities analysis from the concentration, maturity and renewal perspectives. As a result, this report characterizes the balance sheet liability structure considering retail, non-financial wholesale, and financial wholesale counterparties.

●	Basel III Liquidity Requirements: Effective since 2016, and revised in 2018, these guidelines address liquidity requirements through C49 report (formerly C48 report between 2016 and 2018) and, more specifically, by means of the follow-up of both the LCR and the NSFR.

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

Subsequently, on March 8, 2022, the Chilean Central Bank introduced changes to Chapter III.B.2.1 of the Compendium of Financial Norms, that resulted in: (i) bringing forward the increase of the LCR limit to 90% for the period between January and June 2022 and to 100% from June 2022 onwards, (ii) the incorporation of a regulatory limit for NSFR starting at 60% in June 2022 and increasing 10% in January 2023 and subsequently 10% per year until reaching 100% in January 2026, and (iii) a specific treatment for securities pledged as “technical reserve” in order to take them into account as high-quality liquid assets, among other topics.

Therefore, as of the date of this annual report, we are subject to the following liquidity regulatory limits:

●	For C46 index, mismatches between modeled cash inflows and cash outflows over a 30-day period in foreign currency must not exceed one time the amount of CET1 Capital.

●	For C49 report, the LCR must exceed the regulatory limit of 100%.

●	For C49 report, the NSFR must exceed the regulatory limit of 100%.

As of December 31, 2025 and as of the date of this annual report, we fully complied with all minimum liquidity requirements.

As of the date of this annual report, no further liquidity requirements have been imposed on us as a result of the CMF’s analysis of our Internal Liquidity Adequacy Assessment Process report.

Lending Limits

Under the General Banking Act, Chilean banks are subject to certain lending limits, including the following material limits:

●	A bank may not extend to any entity or individual, directly or indirectly, unsecured credit in an amount that exceeds 10% of the bank’s Total Regulatory Capital, or in an amount of up to 30% of its Total Regulatory Capital if the excess over 10% is secured by certain assets with a value equal to or higher than such excess.

●	In the case of loans associated with financing for infrastructure projects built through the concession mechanism, the 10% ceiling for unsecured credits is raised to 15% of the bank’s Total Regulatory Capital if secured by a pledge over the concession, or if granted by two or more banks or financial companies which have executed a credit agreement with the builder or holder of the concession.

●	A bank may not extend loans in an aggregate amount exceeding 30% of its Total Regulatory Capital to a group of persons or entities belonging to the same holding group (grupo empresarial) as defined in the Securities Market Law.

●	A bank may not extend loans to another financial institution subject to the General Banking Act in an aggregate amount exceeding 30% of its Total Regulatory Capital.

●	A bank may not extend to any individual or entity that is, directly or indirectly, related to the ownership or management of the bank, credit under more favorable terms with respect to repayment conditions, interest rates or collateral than those granted to third parties in similar transactions. The aggregate amount of such credits granted to related parties may not exceed 5% of the bank’s Total Regulatory Capital. The 5% unsecured ceiling is raised to 25% of the bank’s Total Regulatory Capital if the excess over 5% is secured by certain assets with a value equal to or higher than such excess. In any case, the aggregate amount of these credits granted by the bank may not exceed the bank’s Total Regulatory Capital.

●	A bank may not directly or indirectly grant a loan, the purpose of which is to allow an individual or entity to acquire shares of the lender bank.

●	A bank may not lend, directly or indirectly, to a director or any other person who has the power to act on behalf of the bank.

●	A bank may not grant loans to related parties (including holders of more than 1% of its shares or 5% of its shares if these are actively traded stocks) on more favorable terms than those generally offered to non-related parties. Loans granted to related parties are subject to the limitations above. The aggregate amount of loans to related parties may not exceed a bank’s Total Regulatory Capital.

As of December 31, 2025, we fully complied with the lending limits established by the General Banking Act.

Classification of Banks

The CMF regularly examines and evaluates each bank’s solvency and credit management process, including its compliance with loan classification guidelines. On the basis of this evaluation, it classifies banks into various categories.

Solvency and Management

Under current Chilean banking regulations, banks are classified into categories “I” through “V” based upon their solvency and management ratings. This classification is confidential.

Category I:	This category is reserved for banks that have been rated level A in terms of solvency and management.

Category II:	This category is reserved for banks that have been rated (i) level A in terms of solvency and level B in terms of management, (ii) level B in terms of solvency and level A in terms of management, or (iii) level B in terms of solvency and level B in terms of management.

Category III:	This category is reserved for banks that have been rated (i) level B in terms of solvency and level B in terms of management for two or more consecutive review periods, (ii) level A in terms of solvency and level C in terms of management, or (iii) level B in terms of solvency and level C in terms of management.

Category IV:	This category is reserved for banks that are rated level A or B in terms of solvency and have been rated level C in terms of management for two or more consecutive review periods.

Category V:	This category is reserved for banks that have been rated level C in terms of solvency, irrespective of their rating level of management.

A bank’s solvency may be classified in level A, B or C in accordance with the following:

●	Level A (solvency): when a bank’s Total Regulatory Capital to risk weighted assets ratio (including additional tier 1 Capital associated with conservation buffer) is equal to or greater than 10.5% and, when applicable, the additional requirements of systemic charge and countercyclical buffer and Pillar 2 charge. Likewise, the common equity tier 1 to risk weighted assets ratio must be 7.0% or higher and, when applicable, the additional requirements of systemic charge and countercyclical buffer and Pillar 2 charge. Finally, the ratio between the common equity tier 1 and total assets must be 3% or higher, and, when applicable, the domestic, systemic charge.

●	Level B (solvency): bank that meets requirements for Common Equity Tier 1 Capital and Total Regulatory Capital but does not meet the additional requirements stated for Level A (solvency).

●	Level C (solvency): bank that meets neither Common Equity Tier 1 Capital nor Total Regulatory Capital requirements as required by the General Banking Act.

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

The above-mentioned requirements are set forth in both the General Banking Act and the Chapter 1-13 of the RAN. The latter further states an array of requirements, guidelines and good practices to be considered by banks in the management of business continuity risks, considering the volume and complexity of their operations. The corresponding adherence to these practices will be considered in the management evaluation “Solvency and Management Classification” carried out by the CMF.

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

Capital Markets

Under the General Banking Act, banks in Chile may purchase, sell, place, underwrite and act as paying agents with respect to certain debt securities. Likewise, banks in Chile may place and underwrite certain equity securities. Bank subsidiaries may also engage in debt placement and trading, equity issuance advice and securities brokerage, as well as mutual fund and investment fund administration, factoring, investment advisory services and merger and acquisition services. The CMF regulates these subsidiaries.

Provisions on Banking Institutions with Economic Difficulties

The General Banking Act provides that if specified adverse circumstances exist at any bank, it must promptly inform the CMF and must shortly propose to the CMF an early regularization plan duly approved by its board of directors. If the plan is approved by the CMF, which may also require additional measures, the bank must report periodically to the regulator regarding the implementation of such plan. All communications between a bank with economic difficulties and the CMF regarding this matter is reserved. If, among the measures addressed by the early regularization plan, a capital increase is required, the board of directors must call for an extraordinary shareholders meeting setting forth the conditions of such capital increase, which must be approved by the banking regulator. Another measure that may be included in the early regularization plan is that the bank may receive a loan of up to three-year term from other bank(s). The terms and conditions of such loan must be approved by the board of directors of both banks, as well as by the banking regulator, but need not be submitted to the borrowing bank’s shareholders for their approval. A creditor bank may not grant such interbank loans to an insolvent bank in an amount exceeding 25% of the creditor bank’s Total Regulatory Capital. Such loan may only be repaid if the borrowing bank complies with certain capital requirements. If this loan is not repaid timely, the General Banking Law provides the possibility that such loan may be capitalized by the lending banks in the form of equity of the borrowing bank.

The CMF may further impose certain prohibitions to banks with economic difficulties, such as prohibitions on granting loans to related parties, renewing any loan for more than 180 days, releasing guarantees, acquiring or selling certain assets, granting unsecured loans, investing in any securities other than instruments issued by the Central Bank or by the Chilean Treasury, among others. Furthermore, if the bank with economic difficulties does not present an early regularization plan (or if it is unfulfilled or breached by this bank, among other reasons provided by the General Banking Act), the banking regulator may appoint a delegate inspector to oversee the bank’s operations or a provisional administrator (appointment to be approved by the Central Bank as well) who will take over the powers and authority of the bank’s board of director and chief executive officer; however, the provisional administrator authority is limited to the extent provided by the General Banking Act and should always be in line with the interests of depositors, creditors and those of the general public related to financial stability.

On January 21, 2026, the CMF published for public comment a set of amendments to the RAN, intended to reinforce banks’ risk management framework while introducing a requirement for banks to establish recovery planning processes in the event of financial distress. The public comment period for this proposal ends on June 10, 2026. As of the date of this annual report, the final rules, if any, have not been published. For further information, see “Item 3. Key Information—Risk Factors—Risks Relating to our Operations and the Chilean Banking Industry—Stricter banking regulations and changes in law may constrain our operations and thereby adversely affect our financial condition and results of operations.”

Dissolution and Liquidation of Banks

The banking regulator may establish that a bank should be liquidated for the benefit of its depositors or other creditors when the bank does not have the necessary solvency to continue its operations. In which case, the CMF must revoke the bank’s authorization to exist and order its mandatory liquidation, subject to the agreement of the Central Bank. The General Banking Act establishes certain criteria by which it will be deemed that a bank does not have the necessary solvency or that the safety of its depositors may be jeopardized, such as when it does not reach certain minimum or Total Regulatory Capital thresholds, upon aggregate and consecutive losses, when urgency credits with the Central Bank are due and when it has suspended the repayment of its obligations. The resolution of the banking regulator must state the reason for ordering the liquidation and must name a liquidator. When a liquidation is declared, all current accounts, other demand deposits received in the ordinary course of business, other deposits unconditionally payable immediately or that have a maturity of no more than 30 days, and any other deposits and receipts payable within 10 days of its maturity date, are required to be paid by using the bank’s existing funds, its deposits with the Central Bank, or its investments in instruments that represent its reserves. If these funds are insufficient to pay these obligations, the liquidator may seize the bank’s remaining assets, as needed. If necessary, and in specified circumstances, the Central Bank will lend the bank the funds necessary to pay these obligations. Any such loans are preferential to any claims of other creditors of the liquidated bank.

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

Investments in Foreign Securities

Under current Chilean banking regulations, banks in Chile may grant loans to foreign individuals and entities and invest in certain foreign currency securities. Chilean banks may only invest in equity securities of foreign banks and certain other foreign companies which may be affiliates of the bank or which would support the bank’s business if such companies were incorporated in Chile. Banks in Chile may also invest in debt securities traded in formal secondary markets. Such debt securities shall qualify as (i) securities issued or guaranteed by foreign sovereign states or their central banks or other foreign or international financial entities, and (ii) bonds issued by foreign companies. Such foreign currency securities must have a minimum rating as indicated in the table below and, if the investments in these securities and the loans referred to above exceed 70% of the bank’s Total Regulatory Capital, an allowance for 100% of the excess shall be established:

Rating Agency	Short Term	Long Term
Moody’s Investor Service (Moody’s)	P2	Baa3
Standard and Poor’s (S&P)	A2	BBB–
Fitch Rating Service (Fitch)	F2	BBB–
Dominion Bond Rating Service (DBRS)	R2	BBB(low)

A Chilean bank may invest in securities having a minimum rating as follows, provided that if the total amount of these investments and the loans referred to above exceed 20% (or 30% in certain cases) of the bank’s Total Regulatory Capital, an allowance of 100% of the excess shall be established by the bank:

Rating Agency	Short Term	Long Term
Moody’s Investor Service (Moody’s)	P2	Ba3
Standard and Poor’s (S&P)	A2	BB–
Fitch Rating Service (Fitch)	F2	BB–
Dominion Bond Rating Service (DBRS)	R2	BB(low)

However, a Chilean bank may invest in securities up to an additional amount of 70% of the bank’s Total Regulatory Capital without having to establish an additional allowance, if such securities have a minimum rating of:

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

Internationalization of the Chilean peso

In December 2020, the Central Bank enacted regulation with the purpose of internationalizing the Chilean peso, by virtue of which certain offshore transactions denominated in Chilean pesos shall be allowed. For instance, since March 2021, Chilean banks may: (i) execute off-shore derivative transactions settled or paid in Chilean pesos; (ii) open and maintain Chilean peso denominated current accounts to non-Chilean residents and (iii) grant off-shore loans denominated in Chilean pesos to non-Chilean residents. Likewise, since September 2021, Chilean residents are permitted to make Chilean peso denominated foreign deposits or investments and to grant loans, make capital contributions and other investments abroad, all denominated in Chilean pesos.

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

In addition, through RAN 21-20 associated with the Pillar 3 requirements of Basel III, the CMF establishes that local banks must have an internal policy pursuing to verify the Basel III information to be disclosed to the market is at least subject to the same degree of internal review and the same internal control process as financial information. As such, our board of directors and the senior management are responsible for establishing and maintaining an effective internal control environment for information to be disclosed while ensuring and certifying that the information has been reviewed in accordance with the guidelines defined by the CMF and prepared under the internal control processes approved by the board.

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

On January 30, 2026, through Circular No. 2368, the CMF introduced modifications to the former rules associated with prevention of money laundering, the financing of terrorism and non-proliferation of weapons of mass destruction with the aim of aligning this framework to the guidelines and requirements established by the Financial Analysis Unit (UAF) through Circular No. 62 in effect since June 2025. As a result, the CMF introduced precisions and amendments to chapters 1-7, 1-13, 1-14, 1-16 of the RAN, which set the guidelines for banks on these matters, in order to align definitions and concepts.

Based on these requirements, a Customer Identification Program (as part of the Anti-Money Laundering and Terrorism Financing system) is needed to enable a bank to establish the reasonable belief that it knows the true identity of its customers. In general, the program includes controls and procedures to:

●	properly identifying customers, by means of an in-depth due diligence and know-your-customer process, as defined by the UAF, including their background (in particular their Ultimate Beneficial Owner statement), source and amount of funds, country of origin and other risk factors;

●	identifying and monitoring what the CMF has defined as politically exposed persons (“PEPs”) both within Chile and abroad; and

●	ensuring a safe and suitable account opening process, with different documentation requirements needed for different types of accounts and products.

The anti-laundering, terrorism financing and non-proliferation of weapons of mass destruction system required by local regulations must also include the following components:

●	policies and procedures aimed at preventing a bank from being used as an intermediary to carry out money laundering operations;

●	appointment of a compliance officer on a senior management level who is responsible for coordinating and monitoring day-to-day AML compliance, while being entitled to have access to all operations and transactions carried out by the bank;

●	establishment of a committee for the purposes of planning and coordinating compliance with AML policies and procedures;

●	establishment of an adequate, detailed and structured process that allows the bank to analyze and detect unusual operations, including deposits in cash in banking accounts, while maintaining a record keeping of actions implemented, sources of information used for such purposes and unusual operations reported to the UAF or discarded;

●	use of software tools to detect, monitor and report unusual operations related to transactions made by customers on different products;

●	implementation of personnel selection policies and a training program, in order to prevent money laundering;

●	establishment of a Code of Conduct in order to, among other things, guide employee behavior and prevent possible conflicts of interest; and

●	independent testing by the compliance department, which must be reviewed by a bank’s internal audit department.

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

In addition to the creation of the “economic crimes,” this law amended the regime of criminal liability of legal entities (Law No. 20,393) mainly by: (i) extending the catalog of crimes attributable to legal entities (around 200 types); and (ii) creating new classes of criminally responsible legal entities (universities, political parties, among others).

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

The law defines a series of data protection violations, ranging from minor to very serious depending on the intention behind the acts of the responsible for protecting the information or the consent requested to the data owner. For companies in charge of managing personal data from their customers or counterparties as part of their normal course of business, starting on December 2026, the sanctions for non-compliance with the law may include: (i) a written warning or fine of up to UTM 5,000 (Ch$347.7 million as of December 31, 2025) for minor infractions; (ii) fines of up to UTM 10,000 (Ch$695.4 million as of December 31, 2025) for serious violations, (iii) fines of up to UTM 20,000 (Ch$1,390.8 million as of December 31, 2025) for very serious violations. In the case of backsliding, large companies could be fined with an equivalent amount for very serious violations or up to an amount equivalent to 2% or 4% of the revenues for serious and very serious violations, respectively.

To comply with the provisions included in this law, during 2024, we created the Data Protection Area, which belongs to our Global Compliance Division and is responsible for implementing and enhancing procedures and data protection rights for our customers, staff, and providers. The manager of this area became our Data Protection Officer, who oversees our compliance with this law and the internal regulatory bodies on related matters, while being responsible for ensuring adequate training of our staff and addressing customers’ inquiries. During 2025, we were not fined due to events related to data protection and customer privacy.

Consumer-Oriented Regulation

During the last decade, a wide array of legislation has been enacted with the purpose of enhancing consumer rights.

Law No. 21,081 enacted in 2019 strengthened consumer protection, granting new powers to the National Consumer Service (Servicio Nacional del Consumidor, “SERNAC”) in matters of oversight. Likewise, fines were increased and the authority of SERNAC was reinforced in the scope of collective actions and collective voluntary procedures. Among other matters that affect banks as financial services providers are:

●	SERNAC inspectors shall be empowered to request the assistance of public force to be granted by local courts, in the event that the provider does not provide access to its facilities to SERNAC.

●	SERNAC is granted authority to initiate collective voluntary procedures.

●	Fines for adhesion contract infringement and misleading advertising are increased to up to 1,500 UTM (Unidades Tributarias Mensuales) which, as of December 31, 2025, would amount to approximately Ch$104.5 million (approximately U.S.$115,852).

●	For the determination of fines, within the framework of collective actions, mitigating and aggravating circumstances and the number of affected consumers will be weighted. In case of full and effective compensation damages for all consumers, a lump sum will be applied as a fine, which may not exceed 30% of the sales of the product or service line made in the period of the infringement, or double the economic benefit obtained as a result of it. In any case, the fine may not exceed 45,000 UTA (Unidades Tributarias Anuales) for each event, which as of December 31, 2025 amounted to approximately Ch$37,552.7 million (approximately U.S.$41.7 million).

●	In collective lawsuits, in addition to the material damage, moral damage may be also sought, and the judge may establish a common minimum amount.

●	The court is empowered to increase the amount of the compensation granted by 25% in case of aggravating circumstances, established in the Consumer Protection Law.

Law No. 20,009 establishes certain liabilities of payment service providers (such as banks) and their customers, was modified in 2020, setting high standards that banks must comply with in cases of fraudulent transactions carried out with payment cards (i.e., credit or debit cards), including electronic means. According to this law, debits to payment cards unrecognized by the customer, must be returned to the cardholder’s account. This legislation provides that, if such unrecognized debits amount up to UF 35 (equivalent to Ch$1.4 million as of December 31, 2025), the payment service provider must return these funds to the cardholder’s account within five business days. If unrecognized debits exceed UF 35, the payment service provider has seven more days to return the excess of UF 35. However, in this case, the payment service provider may retain such excess on the grounds of having sufficient evidence to establish that the cardholder acted with fraud or gross negligence, in which case the payment service provider will be required to prove this in court. Also, this law prohibits payment service providers from offering fraud insurance for such cards. It further establishes obligations for the payment service provider to take adequate measures to protect the payment services in case of unlawful acts, holding them liable for damages caused by security and protection deficiencies in their technological systems through which such services are provided. Accordingly, this law establishes that certain fraudulent transactions with payments cards and electronic payments (such as forgery of credit or debit cards, sale of forged or stolen cards and/or its data, impersonation of a card/accountholder, etc.) are constitutive of crimes subject to prison and fines up to threefold the fraudulent transaction. It also provides the Chilean public prosecutor with broad powers to investigate when such frauds are suspected to be related to organized crime. Some of the effects that this new regulation has caused since its publication are: (i) banks’ liabilities towards clients in cases of fraudulent transactions carried out with credit or debit cards, including those by electronic means, have increased; (ii) litigation and related costs have increased; (iii), thresholds and evidentiary standards were raised in litigation to determine the liability of the customer.

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

In May 2024, Law No. 21,673 came into effect, resulting in –among others– the following amendments to Law No. 20,009: (i) a decrease in the timeframe for cardholders to unrecognized transactions and charges to their credit and debit cards from 120 to 60 days, (ii) changes to the complaint procedure, including the entitlement of the credit or debit card issuer to require the cardholder to provide a certified declaration indicating the claimed amount, the transaction date and the product and payment channel through which the fraud would have been carried out, while requiring the card user to submit a formal complaint before the public prosecutor, local courts or local police that should be shared with the card issuer, who is entitled to retain claimed funds until the submission of the complaint or deny the reimbursement of funds if the formal complaint is not submitted within 30 days, (iii) the introduction of new reimbursement thresholds from the former UF35 (Ch$1.4 million as of December 31, 2025) to differentiated thresholds ranging from UF15 to UF35 (Ch$0.6 million to Ch$1.4 million as of December 31, 2025), (iv) an increase in the timeframe for fund reimbursement from five to 10 working days for card issuers, and (v) the possibility for card issuers to deny fund reimbursement if having enough evidence of willful misconduct or gross negligence by the card user.

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

Maximum Legal Interest Rates

Maximum interest rates are regulated by Law No. 20,715, enacted in 2013. This legislation affects all Chilean businesses that charge interests (including all banks, department stores and any other commerce or financial provider) on loans up to UF 200 (approximately Ch$7.9 million or U.S.$8,825 as of December 31, 2025), including installment loans, credit cards and credit lines related loans, as well as overdue loans. This regulation established among other things, a new methodology for calculating the maximum legal interest rate for loans –not indexed to inflation– longer than a 90-day term, which resulted in a reduction of the maximum legal interest rate applicable to such debtors.

In addition, in September 2023, the Chilean Supreme Court established that the maximum legal interest established in Article No. 6 of Law No. 18,010 (complemented by Law No. 20,715) applies to credit operations expressed in any currency, including those expressed and payable in foreign currency, except for the exclusions defined in Article No. 5 of the same law. Based on this, on November 30, 2023, the CMF determined that from the date of the next publication of the maximum legal interest rates, credit operations in foreign currency or expressed in foreign currency would be covered by the provisions set in the law, and any infringement would be subject to the consequences set out in Law No. 18,010 and other legal provisions. This change in the treatment for operations in foreign currency or expressed in foreign currency did not have a material effect on our results of operations or financial condition for the year ended December 31, 2025.

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

Credit Risk Provisioning

On July 6, 2018, the banking regulator published a set of amendments (Circular No. 3,638) to Chapter B-1 of the Compendio de Normas Contables introducing changes to provisioning rules for commercial loans evaluated on a group basis, under Chilean GAAP, with no impact on IFRS expected credit losses. These rules supplemented the changes introduced by the CMF in 2014 (Circular No. 3,573 mentioned above) by establishing a standardized methodology to compute minimum acceptable level of loan loss allowances for commercial loans evaluated on a group basis. This framework is composed of three methods depending on the type of loans, as follows: (i) leasing loan allowances are set by considering delinquency, the type of asset underlying the contract and the ratio of present value to book value, (ii) student loan allowances are based on the type of loan (government-backed or not), if the loan is callable or not and delinquency, and (iii) other commercial loan allowances are set based on delinquency, guarantees and the loan to guarantee ratio. In addition, these rules addressed other topics related to loan provisioning, including (i) a minimum risk index of 0.5% for other-than-past-due loans that a bank must hold on an individual basis and on a consolidated basis considering both operations in Chile and abroad, (ii) the establishment that allowances for leasing residential loans must be in consistency with residential mortgage loans managed by the same bank, and (iii) that non-performing residential mortgage loans will drag into the same condition other credits owed by the same debtor for provisioning purposes. These provisioning criteria became effective in July 2019 and had no material impact on our results of operations under Chilean GAAP and no impact at all under IFRS Accounting Standards.

On April 27, 2021, to further align Chapter B-1 of the Compendium of Accounting Standards for Banks to the Basel III framework, the CMF published for comment some modifications to Chapter B-1 by introducing a more precise treatment for certain sub-segments of the group-based evaluated portfolio. The final ruling, published on August 19, 2021, did not have a material impact on our financial results under Chilean GAAP and no impact at all under IFRS Accounting Standards.

On November 22, 2022 and October 12, 2023, the CMF published for comment a standardized methodology to compute loan loss provisions for consumer loans (including contingent loans) while allowing the use of guarantees in order to determine both the probability of default (“PD”) and the loss given default (“LGD”). Final rules on this matter were published by the CMF on March 8, 2024 through Circular No. 2,346. The new regulation introduced standardized matrices for the determination of the PD and LGD to be used to compute the minimum level of loan loss provisions for consumer loans under Chilean GAAP. The PD matrix is based on diverse factors including: (i) the debtor’s overdue loans in the specific bank, (ii) the debtor’s overdue loans in the whole banking industry, and (iii) the holding of a mortgage loan as a proxy of willingness of payment. In the case of LGD, a breakdown by lending product is introduced in order to recognize the differences in the recovery rate for installment loans, credit cards and credit lines, and leasing or car financing loans, also depending on whether the debtor has a residential mortgage loan in the financial system. The new standardized provisioning method became effective on January 1, 2025, and had an impact of approximately Ch$69,035 million on our operational results before income tax, under Chilean GAAP during 2025. To address this effect, under Chilean GAAP, the Bank resolved to release additional provisions when the new standardized method became effective. These rules did not and will not have any impact on our results of operations or financial condition under IFRS Accounting Standards.

Modifications to Tax Legislation

Over recent years, the tax system has been subject to diverse modifications and reforms. For instance, Law No. 20,780 of 2014 gradually increased the corporate tax rate between 2014 and 2018 while establishing two alternative tax regimes from 2017 onwards: (i) the Semi-Integrated Regime and (ii) the Attribution Regime. In 2016, Law No. 20,899, was enacted with the aim to simplify 2014 reform by limiting the possibility of choosing between the two alternative tax regimes. According to this amendment, publicly traded companies are only subject to the Semi-Integrated Regime. Consequently, the statutory corporate tax rate for Banco de Chile was set at 27.0% from 2018 onwards. This also affected the taxes levied on dividends received by investors that hold shares of common stock or ADS from 2017 onwards.

Under the Semi-Integrated Regime, holders of shares or ADS pay taxes on the dividends effectively received from the company (subject to withholding tax of 35% for foreign investors and a general regime tax for local investors).

Foreign investors from Double Taxation Avoidance Treaty (“DTAT”) countries are able to use 100% of the corporate tax paid by the company as a tax credit, which is the case of the DTAT between the United States of America and Chile, which became effective on December 19, 2023. However, local investors and holders from non-DTAT countries are permitted to use only 65% of the corporate tax paid by the company as a tax credit. In order to provide evidence of their tax residence, foreign holders of our ADSs or of our shares of common stock must submit a certificate of residence issued by their local tax authority to Banco de Chile. This certificate must be legalized or apostilled and be valid on the date of the distribution of dividends, otherwise the Tax credit will be 65%. As a result of the above, the effective tax rate paid by local (individual) investors or foreign holders from non-DTAT countries has increased to 44.45%. This is the effect of adding taxes paid by the company on earnings before distributing dividends and taxes paid by this type of investor when receiving those dividends, given the inability to use 100% of the corporate tax expense as tax credit. For more information, see “Item 10. Additional Information— Taxation—Chilean Tax Considerations.”

Following the social unrest which occurred in Chile in late 2019, Law No. 21,210 was enacted to modernize the local tax system with the aim of addressing social demands. This law became effective in February 2020 and focused on: (i) promoting entrepreneurship by providing SMEs with a special tax regime based on total integration and a statutory tax rate of 25%, as opposed to large companies and corporations, which continue to be subject to a semi-integrated system while bearing a statutory corporate tax rate of 27%, (ii) encouraging private investment by introducing instantaneous or accelerated depreciation for fixed-assets while reducing the time frame to receive reimbursements of VAT paid on fixed-assets, (iii) introducing reductions or exemptions of property taxes paid by elderly people and low income pensioners; (iv) increasing taxes paid by high-income individuals by adding a new tax bracket of 40% and raising taxes on properties exceeding U.S.$500,000 in assessed value, (v) incorporating a regional green tax of 1% levied on investment projects exceeding U.S.$10 million in capital expenditures that were subject to environmental approval, (vi) lowering tax benefits on capital gains obtained in stock markets, (vii) creating a Taxpayer Protection & Advisory Agency, which aims to be a counterpoint to the Chilean Internal Revenue Service on taxation matters, and (viii) introducing a digital approach, which considers both the compulsory use of electronic bill and invoices, aimed at reducing tax evasion while levying VAT on digital services. In addition, this law kept stock dividends (dividends paid by means of the distribution of fully paid-in shares) free of tax for the shareholders on the dividend distribution date, although capital gains associated with the sale of such shares received as stock dividends are subject to the general tax regime. Therefore, foreign investors are subject to Chilean Withholding Tax on capital gains arising from the sale of such shares, if any. Law No. 21,210 established shares received as stock dividends would have no acquisition cost for tax purposes and would not be eligible for sale under Article 107 of the Chilean Income Tax Law, resulting in the total amount of the sale price affected by the general tax regime.

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

In February 2022, Law No. 21,420 was enacted with the purpose of increasing tax collection by an amount equivalent to 0.7% of GDP in order to finance the universal guaranteed pension for individuals belonging to the bottom 80% of the population by income. The main tax measures included in this law are: (i) the taxation of any type of service with VAT, unless expressly exempted, for services provided from January 1, 2023, (ii) the establishment of the same treatment for financial and tax purposes for financial leasing agreements entered into on or after January 1, 2023, although it was reversed on February 2023 under Law No. 21,540 (so it never went into effect), (iii) a 10% tax on capital gains produced by the sale of actively traded stocks for sales performed on or after September 1, 2022, which will not apply to local or foreign institutional investors (including us), (iv) an inheritance tax on profits from life insurance contracts agreed on or after February 4, 2022, (v) an increase in the wealth tax on real estate from 0.275% to 0.425% starting January 1, 2023, (vi) the elimination of the special VAT credit for construction companies targeting middle income homes starting January 1, 2025, (vii) the establishment of a 2.0% annual tax on luxury goods such as airplanes, helicopters, yachts and luxury vehicles, (viii) the reduction of tax benefits on middle income housing, namely, DFL No. 2 of 1959, by limiting the tax exemption on rental income to individuals only and for a maximum of two homes, regardless of the purchase date, starting January 1, 2023, (ix) the elimination of the tax credit on the purchase of fixed assets for large companies and (x) the increase of mining patents’ value.

In December 2023, Law No. 21,641 was enacted. This law aims to strengthen the resilience of the financial system and its infrastructure. Among other matters, this law: (i) requires the Chilean Tax Authority to implement a simplified procedure for certain non-residents to obtain a Chilean Tax ID (RUT) for the purposes of opening and operating a CLP current account in the market, (ii) includes the requirement of a tax information exchange agreement in place between Chile and the non-resident’s country of tax residency, and (iii) modifies the Tax Code to require local banks or correspondent banks to report to the Chilean tax authority the identification of non-residents that open CLP current accounts and contains requirements that these local banks provide information such as credits and debits in these accounts and the amount of these transactions. On April 3, 2025, the Chilean IRS issued regulations addressing the specific requirements for the implementation of the simplified procedure for certain non-residents to obtain a Chilean Tax ID (RUT).

On October 24, 2024, Law No. 21,713 was enacted. This law is primarily focused on tax compliance and improving tax enforcement under the prevailing tax system by considering seven main pillars: (i) the modernization of the tax management framework and the tax and customs courts, (ii) improved control of informality, (iii) the introduction of new rules that aim to prevent and uncover tax crimes, including the creation of an “anonymous whistleblower,” (iv) the reinforcement of the local IRS capabilities to avoid aggressive tax planning through the tax avoidance regulation, (v) the introduction of additional powers for the Taxpayer’s Ombudsman Agency, (vi) the regularization of tax obligations by making payment programs more flexible, and (vii) a strong focus on institutional strengthening and probity. For more information see “Item 3. Key Information—Risk Factors—Risks Relating to Our Operations and the Chilean Banking Industry—Stricter banking regulations and changes in law may constrain our operations and thereby adversely affect our financial condition and results of operations,” and for additional information on the Chilean Tax framework, see “Item 10. Additional Information—Taxation—Chilean Tax Considerations.”

Law No. 21,755, published on July 11, 2025, aims to simplify regulations and promote economic activity. It introduced a temporary modification to the tax regime applicable to SMEs by reducing the statutory corporate tax rate from 25.0% to 12.5% (Article 14 letter (d) of the Chilean Tax Law) for fiscal years 2025, 2026, and 2027, rising to 15% in 2028, provided that certain conditions, such as the employers’ social security contribution rates, are met. Furthermore, this law amended the Chilean Tax Code by including prepaid card issuers, whether banking or non-banking institutions, within the scope of financial reporting obligations to the Chilean Internal Revenue Service (Article 85 bis of the Tax Code), requiring them to report balances and credit amounts equal to or exceeding UF 1,500 (approximately Ch$59.6 million as of December 31, 2025) related to prepaid card products. This law also creates tax incentives for private investment in research and development and adjusts the procedure and penalties for tax avoidance, establishing the enforceability and limitation period for fines.

Law No. 21,806, published on February 5, 2026, contains several tax-related provisions. Regarding real estate taxes (impuesto territorial), it postpones property reappraisals and extends the validity of current valuations. It also establishes an exceptional procedure for reducing real estate tax contributions for occupied real estate. Regarding VAT, it creates a new exemption for the sale of used tangible movable goods by nonprofit entities, provided that these goods come exclusively from donations received by the taxpayer.

The recently appointed administration has announced its intention to propose further modifications to the Chilean tax system in order to promote investment and economic growth. For more information see “Item 3. Key Information—Risk Factors—Risks Relating to Our Operations and the Chilean Banking Industry—Stricter banking regulations and changes in law may constrain our operations and thereby adversely affect our financial condition and results of operations.”

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

On May 30, 2023, Law No. 21,578 was enacted and went into effect immediately. Among other matters related to the labor framework, this law aims to both set and gradually increase the monthly statutory minimum wage for workers while also widening benefits for workers who receive family and maternity bonuses and subsidizing micro, small and medium enterprises to afford the increase in the statutory minimum wage. According to the law, the monthly gross minimum wage (before social security contributions and taxes) is expected to be Ch$440,000 starting May 1, 2023, Ch$460,000 starting September 1, 2023, Ch$500,000 starting July 1, 2024, and Ch$510,636 starting January 1, 2025 (approximately U.S.$489, U.S.$511, U.S.$555 and U.S.$567 per month, respectively, as of December 31, 2025). The same law also considered an automatic adjustment, based on CPI variation between July and December 2024, starting in January 2025, from which the monthly statutory gross minimum wage reached Ch$510,000 (approximately U.S.$566 per month as of December 31, 2025). Also, in 2025, through Law No. 21,751, the minimum wage increased to Ch$529,000 (approximately U.S.$588 per month as of December 31, 2025) starting on May 1, 2025, and to Ch$539,000 (approximately U.S.$599 per month as of December 31, 2025) starting on January 1, 2026. As of the date of this annual report, none of our employees are subject to the monthly statutory minimum wage.

On December 29, 2023, Law No. 21,645 was enacted and went into effect on January 29, 2024. This law establishes the right to work remotely for all workers who care for children younger than fourteen years old, disabled people or dependent people regardless of age. This law does not apply to workers who have the power to represent the employer, such as managers, assistant managers, among others. Also, this law establishes the right to preferential use of legal holidays during school holidays as established by the Ministry of Education for workers who care for children younger than fourteen years old and either disabled or dependent teenagers younger than eighteen years old, over workers without such obligations. In addition, the law seeks to promote equal treatment between women and men while introducing new labor rights aimed at reconciling family life.

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

Reporting of Operational and Cybersecurity Incidents and Cybersecurity Framework Law

According to Chapter 20-8 of the RAN, banks must report immediately to the CMF certain types of significant operational incidents to keep the regulator properly informed. For purposes of the regulation, an operational incident is deemed significant if the event affects the business continuity, information security or reputation of the bank.

During 2018, the regulator introduced modifications to the regulation associated with the management of operational risk by supplementing Chapters 1-13 and 20-8 of the RAN with specific guidelines on cybersecurity matters. Under this amendment, the CMF widens its scope of supervision by incorporating cybersecurity matters through the ongoing assessment of banks’ critical technological infrastructure that exposes banks to risks of data integrity, data availability and confidentiality of clients’ information. Also, a dedicated digital platform was created, through which banks should report directly to the regulator within a 30-minute time frame the occurrence of an incident and requires the appointment of the bank’s representative to oversee the communication with the CMF for these purposes. Similarly, banks are required to timely inform customers and users about cybersecurity incidents affecting quality and continuity of services, as well as incidents that are publicly known. In addition, under these guidelines, banks are compelled to maintain an alert system at an industry level to share information about incidents and measures that should be taken in order to mitigate widespread impact.

On April 8, 2024, Law No. 21,663 (Cybersecurity Framework Law) was published in the Chilean Official Gazette. This law establishes a general cybersecurity regulatory environment and creates the National Cybersecurity Agency (Agencia Nacional de Ciberseguridad) as well as a national incident response team (the CSIRT). The Cybersecurity Framework Law also establishes the minimum standards for prevention, resolution and response to cybersecurity incidents. In addition, penalties for non-compliance may range from 5,000 to 40,000 UTM (approximately Ch$347.7 million to Ch$2,781.7 million as of December 31, 2025). The regulation standards will be applicable mainly to public and private institutions that provide essential services, including banking, financial services and payment methods, including us.

Institutions are required to implement ongoing measures to prevent, report and resolve cybersecurity incidents, in accordance with the law and regulations. If a security incident occurs, for example, the institution has to: (a) report it to the authority within three hours of becoming aware of it; (b) supplement the aforementioned report with further information on the incident within the next 72 hours; and (c) submit a final report on the matter.

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

ORGANIZATIONAL STRUCTURE

The following diagram presents our current corporate structure, including our subsidiaries and their respective direct ownership interests, as of April 24, 2026:

All of the subsidiaries presented above have their jurisdiction of incorporation in the Republic of Chile. See “—Business Overview—Principal Business Activities—Subsidiaries” for more information on our subsidiaries.

On July 29, 2024, Banco de Chile incorporated Banchile Pagos, an entity owned by Banco de Chile and Banchile Asesoría Financiera, with 99.9% and 0.1% participation interest, respectively, to provide acquiring and processing services for credit and debit cards. The incorporation of Banchile Pagos was approved by the CMF on July 5, 2024.

On April 10, 2025, our board of directors resolved, subject to prior authorization from the CMF, to absorb our collection services subsidiary, Socofin, through the acquisition of its shares held by Banchile Asesoría Financiera S.A. Consequently, on July 4, 2025, Socofin was dissolved and the Bank assumed the status of its legal successor and continuer thereof.

PROPERTY, PLANT AND EQUIPMENT

We are based in Chile and own the building located at Paseo Ahumada 251, Santiago, Chile, which has 77,517 square meters and serves as the headquarters for the Bank and its subsidiaries. In addition, we own both offices and parking space in four other buildings located at Huérfanos 740, Agustinas 733, Andrés Bello 2687 and El Bosque 500, Santiago, Chile where the rest of our executive offices are located. The total area we own in such buildings is equivalent to 46,335 square meters.

As of December 31, 2025, we owned the properties on which 133 of our full-service branches and other points of sale are located (103,090 square meters of office space). Also, as of December 31, 2025, we had leased office space for 84 of our full-service branches with office space of approximately 35,055 square meters.

We also own properties throughout Chile for back office and administrative operations, as well as for storage of documents and other purposes. We believe that our facilities are adequate for our present needs and suitable for their intended purposes.

As of December 31, 2025, we also owned approximately 133,425 square meters in mainly recreational physical facilities in Chile, which we use to assist our employees in maintaining a healthy work and life balance and which we use for incentive and integration activities.

For more information on our infrastructure expenditures budget for 2026, see “Item 4. Information on the Company—History and Development of the Bank—Capital Expenditures.”

SELECTED STATISTICAL INFORMATION

The following information is included for analytical purposes and should be read in conjunction with our audited consolidated financial statements as of and for the year ended December 31, 2025 included elsewhere in this annual report and “Item 5. Operating and Financial Review and Prospects.”

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

The following tables set forth, by currency of denomination, average balances and, where applicable, interest amounts and nominal rate for our assets and liabilities under IFRS Accounting Standards for the years ended December 31, 2023, 2024 and 2025:

	For the Year Ended December 31,
	2023						2024						2025
IFRS:	Average Balance		Interest Earned(1)		Average Nominal Rate(2)		Average Balance		Interest Earned(1)		Average Nominal Rate(2)		Average Balance		Interest Earned(1)		Average Nominal Rate(2)
	(In millions of Ch$, except percentages)
Assets
Interest earning assets
Cash and Deposits in Banks
Ch$	Ch$	―	Ch$	―	―	%	Ch$	―	Ch$	―	―	%	Ch$	―	Ch$	―	―	%
UF		―		―	―			―		―	―			―		―	―
Foreign currency		1,197,620		45,854	3.83			1,270,170		54,778	4.31			843,391		29,478	3.50
Total		1,197,620		45,854	3.83			1,270,170		54,778	4.31			843,391		29,478	3.50
Financial Investments
Ch$		6,962,635		616,555	8.86			4,916,092		299,499	6.09			5,113,633		229,289	4.48
UF		1,430,752		92,736	6.48			1,393,413		80,229	5.76			1,230,298		64,951	5.28
Foreign currency		173,297		8,595	4.96			149,532		7,994	5.35			116,246		5,475	4.71
Total		8,566,684		717,886	8.38			6,459,037		387,722	6.00			6,460,177		299,715	4.64
Loans to Banks
Ch$		1,470,722		158,139	10.75			879,528		57,783	6.57			515,652		25,468	4.94
UF		―		―	―			―		―	―			―		―	―
Foreign currency		295,615		11,455	3.87			380,771		15,924	4.18			321,001		12,704	3.96
Total		1,766,337		169,594	9.60			1,260,299		73,707	5.85			836,653		38,172	4.56
Commercial loans
Ch$		9,732,662		845,148	8.68			9,124,580		675,540	7.40			9,178,087		642,198	7.00
UF		6,938,361		605,777	8.73			7,572,541		623,870	8.24			7,799,438		546,485	7.01
Foreign currency		3,354,785		235,076	7.01			3,441,743		252,104	7.32			3,180,687		202,604	6.37
Total		20,025,808		1,686,001	8.42			20,138,864		1,551,514	7.70			20,158,212		1,391,287	6.90
Consumer Loans
Ch$		4,993,797		791,551	15.85			5,217,477		827,532	15.86			5,408,733		836,147	15.46
UF		42,516		3,798	8.93			32,618		2,819	8.64			28,635		2,256	7.88
Foreign currency		57,779		―	―			64,127		―	―			62,895		―	―
Total		5,094,092		795,349	15.61			5,314,222		830,351	15.63			5,500,263		838,403	15.24
Residential mortgage loans
Ch$		48,999		1,028	2.10			58,871		1,265	2.15			66,586		1,608	2.41
UF		11,764,566		916,231	7.79			12,635,579		962,200	7.62			13,577,061		911,824	6.72
Foreign currency		―		―	―			―		―	―			―		―	―
Total		11,813,565		917,259	7.76			12,694,450		963,465	7.59			13,643,647		913,432	6.69
Rights by resale agreements
Ch$		48,648		5,984	12.30			69,235		4,601	6.65			88,955		5,295	5.95
UF		―		―	―			―		―	―			―		―	―
Foreign currency		―		―	―			―		―	―			―		―	―
Total		48,648		5,984	12.30			69,235		4,601	6.65			88,955		5,295	5.95
Other assets
Ch$		76,762		3,114	4.06			90,155		3,731	4.14			89,385		2,854	3.19
UF		―		―	―			―		―	―			―		―	―
Foreign currency		322,018		16,012	4.97			329,213		16,505	5.01			388,179		15,939	4.11
Total		398,780		19,126	4.80			419,368		20,236	4.83			477,564		18,793	3.94
Total interest earning assets
Ch$		23,334,225		2,421,519	10.38			20,355,938		1,869,951	9.19			20,461,031		1,742,859	8.52
UF		20,176,195		1,618,542	8.02			21,634,151		1,669,118	7.72			22,635,432		1,525,516	6.74
Foreign currency		5,401,114		316,992	5.87			5,635,556		347,305	6.16			4,912,399		266,200	5.42
Total	Ch$	48,911,534	Ch$	4,357,053	8.91%		Ch$	47,625,645	Ch$	3,886,374	8.16%		Ch$	48,008,862	Ch$	3,534,575	7.36%

(1)	Interest earned includes interest accrued on trading securities.
(2)	Average nominal interest rate includes the effect of inflation indexation on UF-denominated assets.

	For the Year Ended December 31,
	2023						2024						2025
IFRS:	Average Balance		Interest Earned(1)		Average Nominal Rate(2)		Average Balance		Interest Earned(1)		Average Nominal Rate(2)		Average Balance		Interest Earned(1)		Average Nominal Rate(2)
	(In millions of Ch$, except percentages)
Assets
Non-interest earning assets
Cash and Deposits in banks
Ch$	Ch$	1,450,325	Ch$	―	―	%	Ch$	1,458,368	Ch$	―	―	%	Ch$	1,541,146	Ch$	―	―	%
UF		―		―	―			―		―	―			―		―	―
Foreign currency		345,476		―	―			389,879		―	―			308,069		―	―
Total		1,795,801		―	―			1,848,247		―	―			1,849,069		―	―
Transactions in the course of collection
Ch$		244,853		―	―			182,031		―	―			246,236		―	―
UF		―		―	―			―		―	―			―		―	―
Foreign currency		296,058		―	―			232,138		―	―			293,618		―	―
Total		540,911		―	―			414,169		―	―			539,854		―	―
Allowances for loan losses
Ch$		(702,567)		―	―			(678,981)		―	―			(685,006)		―	―
UF		―		―	―			―		―	―			―		―	―
Foreign currency		―		―	―			―		―	―			―		―	―
Total		(702,567)		―	―			(678,981)		―	―			(685,006)		―	―
Derivative financial instruments
Ch$		2,139,099		―	―			1,927,528		―	―			1,702,754		―	―
UF		―		―	―			―		―	―			―		―	―
Foreign currency		447,293		―	―			411,260		―	―			285,899		―	―
Total		2,586,392		―	―			2,338,788		―	―			1,988,653		―	―
Investments in Other Companies
Ch$		53,354		―	―			64,624		―	―			67,183		―	―
UF		―		―	―			―		―	―			―		―	―
Foreign currency		24		―	―			80		―	―			108		―	―
Total		53,378		―	―			64,704		―	―			67,291		―	―
Intangible assets
Ch$		153,040		―	―			182,973		―	―			199,987		―	―
UF		―		―	―			―		―	―			―		―	―
Foreign currency		―		―	―			―		―	―			―		―	―
Total		153,040		―	―			182,973		―	―			199,987		―	―
Property and equipment
Ch$		207,600		―	―			195,741		―	―			183,816		―	―
UF		―		―	―			―		―	―			―		―	―
Foreign currency		―		―	―			―		―	―			―		―	―
Total		207,600		―	―			195,741		―	―			183,816		―	―
Right-of-use assets
Ch$		95,684		―	―			101,717		―	―			89,137		―	―
UF		―		―	―			―		―	―			―		―	―
Foreign currency		―		―	―			―		―	―			―		―	―
Total		95,684		―	―			101,717		―	―			89,137		―	―
Current tax assets
Ch$		158,434		―	―			183,119		―	―			74,838		―	―
UF		―		―	―			―		―	―			―		―	―
Foreign currency		―		―	―			―		―	―			―		―	―
Total		158,434		―	―			183,119		―	―			74,838		―	―
Deferred tax assets
Ch$		310,533		―	―			293,734		―	―			324,478		―	―
UF		―		―	―			―		―	―			―		―	―
Foreign currency		―		―	―			―		―	―			―		―	―
Total		310,533		―	―			293,734		―	―			324,478		―	―
Other assets
Ch$		660,466		―	―			906,312		―	―			1,091,792		―	―
UF		26,882		―	―			33,009		―	―			21,518		―	―
Foreign currency		51,003		―	―			89,222		―	―			110,161		―	―
Total		738,351		―	―			1,028,543		―	―			1,223,471		―	―
Total non-interest earning assets
Ch$		4,770,821		―	―			4,817,166		―	―			4,836,361		―	―
UF		26,882		―	―			33,009		―	―			21,518		―	―
Foreign currency		1,139,854		―	―			1,122,579		―	―			997,855		―	―
Total		5,937,557		―	―			5,972,754		―	―			5,855,734		―	―
Total Assets
Ch$		28,105,046		2,421,519	―			25,173,104		1,869,951	―			25,297,392		1,742,859	―
UF		20,203,077		1,618,542	―			21,667,160		1,669,118	―			22,656,950		1,525,516	―
Foreign currency		6,540,968		316,992	―			6,758,135		347,305	―			5,910,254		266,200	―
Total	Ch$	54,849,091	Ch$	4,357,053	―	%	Ch$	53,598,399	Ch$	3,886,374	―	%	Ch$	53,864,596	Ch$	3,534,575	―	%

(1)	Interest earned includes interest accrued on trading securities.
(2)	Average nominal interest rate includes the effect of inflation indexation on UF-denominated assets.

	For the Year Ended December 31,
	2023					2024					2025
IFRS:	Average Balance		Interest Accrued(1)		Average Nominal Rate(2)	Average Balance		Interest Accrued(1)		Average Nominal Rate(2)	Average Balance		Interest Accrued(1)		Average Nominal Rate(2)
	(In millions of Ch$, except percentages)
Liabilities
Interest bearing liabilities
Savings accounts and time deposits
Ch$	Ch$	11,179,408	Ch$	1,099,488	9.83%	Ch$	11,339,821	Ch$	618,544	5.45%	Ch$	11,598,445	Ch$	480,603	4.14%
UF		2,133,234		189,210	8.87		1,954,662		149,141	7.63		1,724,017		90,756	5.26
Foreign currency		1,822,047		90,558	4.97		1,973,237		91,516	4.64		1,914,004		74,026	3.87
Total		15,134,689		1,379,256	9.11		15,267,720		859,201	5.63		15,236,466		645,385	4.24
Obligations by repurchase agreements
Ch$		137,431		15,092	10.98		175,239		9,057	5.17		175,746		7,892	4.49
UF		―		―	―		―		―	―		―		―	―
Foreign currency		3,881		91	2.34		3,756		120	3.19		3,494		126	3.61
Total		141,312		15,183	10.74		178,995		9,177	5.13		179,240		8,018	4.47
Borrowings from financial institutions
Ch$		4,349,001		22,404	0.52		1,398,497		7,331	0.52		―		―	―
UF		―		―	―		―		―	―		―		―	―
Foreign currency		905,316		42,199	4.66		1,201,803		64,396	5.36		1,362,732		61,919	4.54
Total		5,254,317		64,603	1.23		2,600,300		71,727	2.76		1,362,732		61,919	4.54
Debt financial instruments issued
Ch$		89,603		7,097	7.92		96,722		7,658	7.92		99,116		7,839	7.91
UF		8,284,133		589,448	7.12		8,582,282		590,231	6.88		9,111,250		535,335	5.88
Foreign currency		1,884,675		55,252	2.93		2,045,014		64,154	3.14		2,000,538		66,905	3.34
Total		10,258,411		651,797	6.35		10,724,018		662,043	6.17		11,210,904		610,079	5.44
Commercial Papers
Ch$		―		―	―		―		―	―		―		―	―
UF		―		―	―		―		―	―		―		―	―
Foreign currency		151,830		8,586	5.66		13,516		800	5.92		236,847		9,115	3.85
Total		151,830		8,586	5.66		13,516		800	5.92		236,847		9,115	3.85
Lease Liabilities
Ch$		89,887		1,980	2.20		94,931		2,381	2.51		84,041		2,112	2.51
UF		―		―	―		―		―	―		―		―	―
Foreign currency		―		―	―		―		―	―		―		―	―
Total		89,887		1,980	2.20		94,931		2,381	2.51		84,041		2,112	2.51
Other financial obligations
Ch$		10,542		136	1.29		12,112		322	2.66		10,332		187	1.81
UF		36,384		1,877	5.16		37,759		2,040	5.40		36,457		2,173	5.96
Foreign currency		97,639		455	0.47		126,587		613	0.48		85,125		514	0.60
Total		144,565		2,468	1.71		176,458		2,975	1.69		131,914		2,874	2.18
Total interest-bearing liabilities
Ch$		15,855,872		1,146,197	7.23		13,117,322		645,293	4.92		11,967,680		498,633	4.17
UF		10,453,751		780,535	7.47		10,574,703		741,412	7.01		10,871,724		628,264	5.78
Foreign currency		4,865,388		197,141	4.05		5,363,913		221,599	4.13		5,602,740		212,605	3.79
Total	Ch$	31,175,011	Ch$	2,123,873	6.81%	Ch$	29,055,938	Ch$	1,608,304	5.54%	Ch$	28,442,144	Ch$	1,339,502	4.71%

(1)	Interest accrued includes interest accrued on trading securities.
(2)	Average nominal interest rate includes the effect of inflation indexation on UF-denominated liabilities.

	For the Year Ended December 31,
	2023						2024						2025
IFRS:	Average Balance		Interest Accrued(1)		Average Nominal Rate(2)		Average Balance		Interest Accrued(1)		Average Nominal Rate(2)		Average Balance		Interest Accrued(1)		Average Nominal Rate(2)
	(In millions of Ch$, except percentages)
Liabilities
Non-interest-bearing liabilities
Current accounts and other demand deposits
Ch$	Ch$	11,786,499	Ch$	―	―	%	Ch$	12,306,678	Ch$	―	―	%	Ch$	12,171,946	Ch$	―	―	%
UF		625,619		―	―			687,954		―	―			410,275		―	―
Foreign currency		1,052,510		―	―			1,130,346		―	―			2,009,116		―	―
Total		13,464,628		―	―			14,124,978		―	―			14,591,337		―	―
Transactions in the course of payment
Ch$		321,691		―	―			263,939		―	―			404,700		―	―
UF		―		―	―			―		―	―			―		―	―
Foreign currency		274,839		―	―			211,892		―	―			239,630		―	―
Total		596,530		―	―			475,831		―	―			644,330		―	―
Derivative financial instruments
Ch$		2,555,557		―	―			2,191,957		―	―			2,048,933		―	―
UF		―		―	―			―		―	―			―		―	―
Foreign currency		376,252		―	―			343,423		―	―			243,071		―	―
Total		2,931,809		―	―			2,535,380		―	―			2,292,004		―	―
Current tax liabilities
Ch$		909		―	―			329		―	―			19,490		―	―
UF		―		―	―			―		―	―			―		―	―
Foreign currency		―		―	―			―		―	―			―		―	―
Total		909		―	―			329		―	―			19,490		―	―
Deferred tax liabilities
Ch$		19		―	―			664		―	―			1,479		―	―
UF		―		―	―			―		―	―			―		―	―
Foreign currency		―		―	―			―		―	―			―		―	―
Total		19		―	―			664		―	―			1,479		―	―
Provisions
Ch$		355,565		―	―			421,686		―	―			406,969		―	―
UF		―		―	―			―		―	―			―		―	―
Foreign currency		11,309		―	―			12,013		―	―			21,375		―	―
Total		366,874		―	―			433,699		―	―			428,344		―	―
Other liabilities
Ch$		343,015		―	―			422,036		―	―			693,634		―	―
UF		―		―	―			―		―	―			―		―	―
Foreign currency		92,558		―	―			120,150		―	―			130,288		―	―
Total		435,573		―	―			542,186		―	―			823,922		―	―
Equity
Ch$		5,877,738		―	―			6,429,394		―	―			6,621,546		―	―
UF		―		―	―			―		―	―			―		―	―
Foreign currency		―		―	―			―		―	―			―		―	―
Total		5,877,738		―	―			6,429,394		―	―			6,621,546		―	―
Total non-interest-bearing liabilities and equity
Ch$		21,240,993		―	―			22,036,683		―	―			22,368,697		―	―
UF		625,619		―	―			687,954		―	―			410,275		―	―
Foreign currency		1,807,468		―	―			1,817,824		―	―			2,643,480		―	―
Total		23,674,080		―	―			24,542,461		―	―			25,422,452		―	―
Total liabilities and equity
Ch$		37,096,865		1,146,197	―			35,154,005		645,293	―			34,336,377		498,633	―
UF		11,079,370		780,535	―			11,262,657		741,412	―			11,281,999		628,264	―
Foreign currency		6,672,856		197,141	―			7,181,737		221,599	―			8,246,220		212,605	―
Total	Ch$	54,849,091	Ch$	2,123,873	―	%	Ch$	53,598,399	Ch$	1,608,304	―	%	Ch$	53,864,596	Ch$	1,339,502	―	%

(1)	Interest accrued includes interest accrued on trading securities.
(2)	Average nominal interest rate includes the effect of inflation indexation on UF-denominated liabilities.

Interest Earning Assets and Net Interest Margin

The following table sets forth, by currency of denomination, the levels of our average interest earning assets and net interest, and illustrates the comparative margins obtained, for the years ended December 31, 2023, 2024 and 2025:

	For the Year Ended December 31,
	2023		2024		2025
IFRS:	(in millions of Ch$, except percentages)
Total average interest earning assets
Ch$	Ch$	23,334,225	Ch$	20,355,938	Ch$	20,461,031
UF		20,176,195		21,634,151		22,635,432
Foreign currency		5,401,114		5,635,556		4,912,399
Total		48,911,534		47,625,645		48,008,862
Net interest earned (including interest earned on trading securities)(1)
Ch$		1,275,322		1,224,658		1,244,226
UF		838,007		927,706		897,252
Foreign currency		119,851		125,706		53,595
Total	Ch$	2,233,180	Ch$	2,278,070	Ch$	2,195,073
Net interest margin, nominal basis(2)(3)
Ch$		5.47%		6.02%		6.08%
UF		4.15		4.29		3.96
Foreign currency		2.22		2.23		1.09
Total		4.57%		4.78%		4.57%

(1)	Net interest earned is defined as interest revenue earned less interest expense incurred.
(2)	Net interest margin, nominal basis is defined as net interest earned divided by average interest earning assets.
(3)	Net interest margin includes the effect of inflation indexation on UF-denominated assets and liabilities.

Changes in Net Interest Income—Volume and Rate Analysis

The following tables compare, by currency of denomination, changes in our net interest income between 2023 and 2024, as well as 2024 and 2025, caused by (i) changes in the average volume of interest earning assets and interest-bearing liabilities and (ii) changes in their respective nominal interest rates. Volume and rate variances were calculated based on movements in average balances over the period and changes in nominal interest rate, average interest earning assets and average interest-bearing liabilities. The net change attributable to changes in both volume and rate has been allocated proportionately to the change in volume and the change in rate. Also, the rate effect on assets and liabilities includes the impact of inflation indexation on assets UF-denominated assets and liabilities.

	Increase (Decrease) from 2023 to 2024 due to changes in				Net Change from 2023 to 2024		Increase (Decrease) from 2024 to 2025 due to changes in				Net Change from 2024 to 2025
IFRS:	Volume		Rate				Volume		Rate
	(in millions of Ch$)
Assets
Interest earning assets
Cash and Deposits in banks
Ch$	Ch$	―	Ch$	―	Ch$	―	Ch$	―	Ch$	―	Ch$	―
UF		―		―		―		―		―		―
Foreign currency		2,892		6,032		8,924		(16,175)		(9,125)		(25,300)
Total		2,892		6,032		8,924		(16,175)		(9,125)		(25,300)
Financial investments
Ch$		(153,796)		(163,260)		(317,056)		11,615		(81,825)		(70,210)
UF		(2,369)		(10,138)		(12,507)		(8,935)		(6,343)		(15,278)
Foreign currency		(1,237)		636		(601)		(1,641)		(878)		(2,519)
Total		(157,402)		(172,762)		(330,164)		1,039		(89,046)		(88,007)
Loans to banks
Ch$		(51,001)		(49,355)		(100,356)		(20,197)		(12,118)		(32,315)
UF		―		―		―		―		―		―
Foreign currency		3,505		964		4,469		(2,400)		(820)		(3,220)
Total		(47,496)		(48,391)		(95,887)		(22,597)		(12,938)		(35,535)
Commercial loans
Ch$		(50,487)		(119,121)		(169,608)		3,940		(37,282)		(33,342)
UF		53,438		(35,345)		18,093		18,226		(95,611)		(77,385)
Foreign currency		6,194		10,834		17,028		(18,205)		(31,295)		(49,500)
Total		9,145		(143,632)		(134,487)		3,961		(164,188)		(160,227)
Consumer loans
Ch$		35,477		504		35,981		29,880		(21,265)		8,615
UF		(859)		(120)		(979)		(327)		(236)		(563)
Foreign currency		―		―		―		―		―		―
Total		34,618		384		35,002		29,553		(21,501)		8,052
Residential mortgage loans
Ch$		212		25		237		176		167		343
UF		66,676		(20,707)		45,969		68,419		(118,795)		(50,376)
Foreign currency		―		―		―		―		―		―
Total		66,888		(20,682)		46,206		68,595		(118,628)		(50,033)
Rights by resale agreements
Ch$		1,974		(3,357)		(1,383)		1,210		(516)		694
UF		―		―		―		―		―		―
Foreign currency		―		―		―		―		―		―
Total		1,974		(3,357)		(1,383)		1,210		(516)		694
Other Assets
Ch$		553		64		617		(32)		(845)		(877)
UF		―		―		―		―		―		―
Foreign currency		360		133		493		2,690		(3,256)		(566)
Total		913		197		1,110		2,658		(4,101)		(1,443)
Total interest earning assets
Ch$		(217,068)		(334,500)		(551,568)		26,592		(153,684)		(127,092)
UF		116,886		(66,310)		50,576		77,383		(220,985)		(143,602)
Foreign currency		11,714		18,599		30,313		(35,731)		(45,374)		(81,105)
Total	Ch$	(88,468)	Ch$	(382,211)	Ch$	(470,679)	Ch$	68,244	Ch$	(420,043)	Ch$	(351,799)

	Increase (Decrease) from 2023 to 2024 due to changes in				Net Change from 2023 to 2024		Increase (Decrease) from 2024 to 2025 due to changes in				Net Change from 2024 to 2025
IFRS:	Volume		Rate				Volume		Rate
	(in millions of Ch$)
Liabilities
Interest bearing liabilities
Savings accounts and time deposits
Ch$	Ch$	15,557	Ch$	(496,501)	Ch$	(480,944)	Ch$	13,813	Ch$	(151,754)	Ch$	(137,941)
UF		(15,009)		(25,060)		(40,069)		(16,094)		(42,291)		(58,385)
Foreign currency		7,236		(6,278)		958		(2,677)		(14,813)		(17,490)
Total		7,784		(527,839)		(520,055)		(4,958)		(208,858)		(213,816)
Obligations by repurchase agreements
Ch$		3,400		(9,435)		(6,035)		26		(1,191)		(1,165)
UF		―		―		―		―		―		―
Foreign currency		(3)		32		29		(9)		15		6
Total		3,397		(9,403)		(6,006)		17		(1,176)		(1,159)
Borrowing from financial institutions
Ch$		(15,460)		387		(15,073)		(3,666)		(3,666)		(7,331)
UF		―		―		―		―		―		―
Foreign currency		15,239		6,958		22,197		8,009		(10,486)		(2,477)
Total		(221)		7,345		7,124		4,343		(14,152)		(9,808)
Debt financial instruments issued
Ch$		564		(3)		561		189		(8)		181
UF		20,847		(20,064)		783		34,803		(89,699)		(54,896)
Foreign currency		4,962		3,940		8,902		(1,502)		4,253		2,751
Total		26,373		(16,127)		10,246		33,490		(85,454)		(51,964)
Commercial Papers
Ch$		―		―		―		―		―		―
UF		―		―		―		―		―		―
Foreign currency		(9,799)		2,013		(7,786)		8,876		(561)		8,315
Total		(9,799)		2,013		(7,786)		8,876		(561)		8,315
Lease Liabilities
Ch$		116		285		401		(274)		5		(269)
UF		―		―		―		―		―		―
Foreign currency		―		―		―		―		―		―
Total		116		285		401		(274)		5		(269)
Other financial obligation
Ch$		23		163		186		(43)		(92)		(135)
UF		72		91		163		(72)		205		133
Foreign currency		140		18		158		(229)		130		(99)
Total		235		272		507		(344)		243		(101)
Total interest-bearing liabilities
Ch$		4,200		(505,104)		(500,904)		10,045		(156,706)		(146,660)
UF		5,910		(45,033)		(39,123)		18,637		(131,785)		(113,148)
Foreign currency		17,775		6,683		24,458		12,468		(21,462)		(8,994)
Total	Ch$	27,885	Ch$	(543,454)	Ch$	(515,569)	Ch$	41,150	Ch$	(309,953)	Ch$	(268,802)

Financial Investments

Financial assets held for trading at Fair value through profit or loss:

The following table sets forth a breakdown of instruments classified as financial assets held for trading at Fair value through profit or loss, included in our investment portfolio:

	As of December 31,				Weighted Average Nominal Rate (1) as of December 31,
IFRS:	2024		2025		2025
	(in millions of Ch$)%
Instruments issued by the Chilean Government and the Central Bank of Chile:
Debt financial instruments from the Central Bank of Chile	Ch$	1,217,317	Ch$	2,388,127	4.56%
Bonds and Promissory notes from the General Treasury of the Republic		278,140		410,202	4.02
Other fiscal debt financial instruments		―		―	―
Other instruments issued in Chile:
Debt financial instruments from other domestic banks		217,948		277,354	3.37
Bonds and trade effects from domestic companies		―		―	―
Other debt financial instruments issued in the country		―		―	―
Instruments issued by foreign institutions:
Financial instruments from foreign governments or Central Banks		976		46,019	4.13
Financial debt instruments from other foreign governments and fiscal entities		―		―	―
Debt financial instruments from other foreign banks		―		―	―
Bonds and trade effects from foreign companies		―		―	―
Mutual fund investments:
Funds managed by related companies		408,121		400,222	4.56
Funds managed by third-party		―		―	―
Equity instruments
Domestic equity instruments		1,039		619	―
Foreign equity instruments		―		―	―
Loans originated and acquired by the entity
Loans and advances to banks		―		―	―
Commercial loans		―		―	―
Residential mortgage loans		―		―	―
Consumer loans		―		―	―
Others		2,529		1,418	―
Total	Ch$	2,126,070	Ch$	3,523,961	4.39%

(1)	Weighted Average Nominal Rate is calculated as the sum of total accrued interests for the type of security divided by the average balance for the same type of security during the reported period, excluding the effect of inflation indexation.

Under “Other instruments issued in Chile” are included instruments sold under repurchase agreements to clients and financial institutions by an amount of Ch$151,169 million as of December 31, 2025 (Ch$89,223 million in December 2024).

Investment Portfolio:

The detail of instruments classified as financial assets at Fair Value through Other Comprehensive Income and as Financial Instruments at Amortized Cost is as follows:

Financial Assets at Fair Value through Other Comprehensive Income

	As of December 31,				Weighted Average Nominal Rate (1) as of December 31,
IFRS:	2024		2025		2025
	(in millions of Ch$)%
Debt instruments at fair value through OCI
Instruments issued by the Chilean Government and the Central Bank of Chile:
Debt financial instruments from the Central Bank of Chile	Ch$	―	Ch$	―	―	%
Bonds and Promissory notes from the General Treasury of the Republic		660,321		1,174,234	3.54
Other fiscal debt financial instruments		456		72	0.44
Other instruments issued in Chile:
Debt financial instruments form other domestic banks		1,321,030		2,234,247	4.74
Bonds and trade effects from domestic companies		54,600		104,679	3.64
Other debt financial instruments issued in the country		―		―	―
Instruments Issued Abroad:
Financial instruments form foreign Central Banks		―		―	―
Financial instruments form foreign governments and fiscal entities		48,883		35,739	3.92
Debt financial instruments from other foreign banks		―		―	―
Bonds and trade effects from foreign companies		3,055		―	—
Other debt financial instruments issued abroad		―		―	—
Equity instruments at fair value through OCI:
Equity instruments issued in Chile		7,277		8,744	―
Equity instruments issued by foreign institutions		2,215		2,488	―
Total	Ch$	2,097,837	Ch$	3,560,203	4.30%

(1)	Weighted Average Nominal Rate is calculated as the sum of total accrued interests for the type of security divided by the average balance for the same type of security during the reported period, excluding the effect of inflation indexation.

The portfolio of Financial Assets at Fair Value through Other Comprehensive Income included net unrealized gains of Ch$4,478 million and unrealized gains of Ch$13,284 million as of December 31, 2024, and 2025, respectively, both before taxes, in each case recorded in other comprehensive income within equity.

Financial Instruments at Amortized Cost

	As of December 31,				Weighted Average Nominal Rate (1) as of December 31,
IFRS:	2024		2025		2025
(in millions of Ch$)%
Financial Instruments at Amortized Cost
Instruments issued by the Chilean Government and Central Bank of Chile:
Debt financial instruments from the Central Bank of Chile	Ch$	―	Ch$	―	―	%
Bonds and promissory notes from the General Treasury of the Republic		944,109		460,956	2.53
Other fiscal debt financial instruments		―		―	―
Other instruments issued in Chile:
Debt financial instruments from other domestic banks		―		―	―
Bonds and trade effects from domestic companies		―		―	―
Other debt financial instruments issued in the country		―		―	―
Instruments issued Abroad:
Debt financial instruments from foreign Central Banks		―		―	―
Debt financial instruments from foreign governments and fiscal entities		―		―	―
Debt financial instruments from other foreign banks		―		―	―
Bonds and trade effects from foreign companies		―		―	―
Other debt financial instruments issued abroad		―		―	―
Accumulated Impairment Value of Financial Assets at Amortized Cost Debt Financial Instruments:
Financial assets with no significant increase in credit risk since initial recognition (phase 1)		(35)		(19)	―
Financial assets with a significant increase in credit risk since initial recognition, but without credit impairment (phase 2)		―		―	―
Financial assets with credit impairment (phase 3)		―		―	―
Total	Ch$	944,074	Ch$	460,937	2.53%

(1)	Weighted Average Nominal Rate is calculated as the sum of total accrued interests for the type of security divided by the average balance for the same type of security during the reported period, excluding the effect of inflation indexation.

The fair value of our portfolio of financial instruments at amortized cost was Ch$892,550 million and Ch$435,196 million as of December 31, 2024 and 2025, respectively.

Maturity of Financial Investments:

The maturities of financial assets held for trading at fair value through profit or loss, financial assets at fair value through other comprehensive income and financial assets at amortized cost as of December 31, 2024 and 2025 were, as follows:

	As of December 31, 2024
	Due within 1 year		Weighted Average Nominal Rate(1)	Due after 1 year but within 5 years		Weighted Average Nominal Rate(1)	Due after 5 years but within 10 years		Weighted Average Nominal Rate(1)	Due after 10 years		Weighted Average Nominal Rate(1)	Total
	(In millions of Ch$, except percentages)
Financial assets held for trading:
Instruments issued by the Chilean Government and the Central Bank of Chile:
Debt financial instruments from the Central Bank of Chile	Ch$	1,217,317	4.97%	Ch$	–	–%	Ch$	–	–%	Ch$	–	–%	Ch$	1,217,317
Bonds and Promissory notes from the General Treasury of the Republic		278,140	4.71		–	–		–	–		–	–		278,140
Other fiscal debt financial instruments		–	–		–	–		–	–		–	–		–
Other instruments issued in Chile:
Debt financial instruments from other domestic banks		217,948	3.29		–	–		–	–		–	–		217,948
Bonds and trade effects from domestic companies		–	–		–	–		–	–		–	–		–
Other debt financial instruments issued in the country		–	–		–	–		–	–		–	–		–
Instruments issued by foreign institutions:
Financial instruments from foreign governments or Central Banks		976	4.23		–	–		–	–		–	–		976
Financial debt instruments from other foreign governments and fiscal entities		–	–		–	–		–	–		–	–		–
Debt financial instruments from other foreign banks		–	–		–	–		–	–		–	–		–
Bonds and trade effects from foreign companies		–	–		–	–		–	–		–	–		–
Mutual fund investments:
Funds managed by related companies		408,121	5.06		–	–		–	–		–	–		408,121
Funds managed by third-party		–	–		–	–		–	–		–	–		–
Equity instruments
Domestic equity instruments		1,039	–		–	–		–	–		–	–		1,039
Foreign equity instruments		–	–		–	–		–	–		–	–		–
Loans originated and acquired by the entity
Loans and advances to banks		–	–		–	–		–	–		–	–		–
Commercial loans		–	–		–	–		–	–		–	–		–
Residential mortgage loans		–	–		–	–		–	–		–	–		–
Consumer loans		–	–		–	–		–	–		–	–		–
Others		2,529	–		–	–		–	–		–	–		2,529
Total	Ch$	2,126,070	4.77%	Ch$	–	–%	Ch$	–	–%	Ch$	–	–%	Ch$	2,126,070

(1)	Weighted Average Nominal Rate is calculated as the sum of total accrued interests for the type of security divided by the average balance for the same type of security during the reported period, excluding the effect of inflation indexation

	As of December 31, 2025
	Due within 1 year		Weighted Average Nominal Rate(1)	Due after 1 year but within 5 years		Weighted Average Nominal Rate(1)	Due after 5 years but within 10 years		Weighted Average Nominal Rate(1)	Due after 10 years		Weighted Average Nominal Rate(1)	Total
	(In millions of Ch$, except percentages)
Financial assets held for trading:
Instruments issued by the Chilean Government and the Central Bank of Chile:
Debt financial instruments from the Central Bank of Chile	Ch$	2,388,127	4.56%	Ch$	–	–%	Ch$	–	–%	Ch$	–	–%	Ch$	2,388,127
Bonds and Promissory notes from the General Treasury of the Republic		410,202	4.02		–	–		–	–		–	–		410,202
Other fiscal debt financial instruments		–	–		–	–		–	–		–	–		–
Other instruments issued in Chile:
Debt financial instruments from other domestic bank		277,354	3.37		–	–		–	–		–	–		277,354
Bonds and trade effects from domestic companies		–	–		–	–		–	–		–	–		–
Other debt financial instruments issued in the country		–	–		–	–		–	–		–	–		–
Instruments issued by foreign institutions:
Financial instruments from foreign governments or Central Banks		46,019	4.13		–	–		–	–		–	–		46,019
Financial debt instruments from other foreign governments and fiscal entities		–	–		–	–		–	–		–	–		–
Debt financial instruments from other foreign banks		–	–		–	–		–	–		–	–		–
Bonds and trade effects from foreign companies		–	–		–	–		–	–		–	–		–
Mutual fund investments:
Funds managed by related companies		400,222	4.56		–	–		–	–		–	–		400,222
Funds managed by third-party		–	–		–	–		–	–		–	–		–
Equity instruments
Domestic equity instruments		619	–		–	–		–	–		–	–		619
Foreign equity instruments		–	–		–	–		–	–		–	–		–
Loans originated and acquired by the entity
Loans and advances to banks		–	–		–	–		–	–		–	–		–
Commercial loans		–	–		–	–		–	–		–	–		–
Residential mortgage loans		–	–		–	–		–	–		–	–		–
Consumer loans		–	–		–	–		–	–		–	–		–
Others		1,418	–		–	–		–	–		–	–		1,418
Total	Ch$	3,523,961	4.39%	Ch$	–	–%	Ch$	–	–%	Ch$	–	–%	Ch$	3,523,961

(1)	Weighted Average Nominal Rate is calculated as the sum of total accrued interests for the type of security divided by the average balance for the same type of security during the reported period excluding the effect of inflation indexation.

	As of December 31, 2024
	Due within 1 year		Weighted Average Nominal Rate(1)		Due after 1 year but within 5 years		Weighted Average Nominal Rate(1)		Due after 5 years but within 10 years		Weighted Average Nominal Rate(1)		Due after 10 years		Weighted Average Nominal Rate(1)		Total
	(In millions of Ch$, except percentages)
Financial Assets at Fair Value through Other Comprehensive Income:
Instruments issued by the Chilean Government and the Central Bank:
Debt financial instruments from the Central Bank of Chile	Ch$	―	―	%	Ch$	―	―	%	Ch$	―	―	%	Ch$	―	―	%	Ch$	―
Bonds and Promissory notes from the General Treasury of the Republic		43,541	5.00			616,780	3.54			―	―			―	―			660,321
Other fiscal debt financial instruments		329	3.86			127	4.68			―	―			―	―			456
Other instruments issued in Chile:
Debt financial instruments form other domestic bank		958,844	5.21			161,262	4.04			128,731	5.03			72,193	3.47			1,321,030
Bonds and trade effects from domestic companies		5,117	6.80			6,549	4.49			39,203	3.61			3,731	3.65			54,600
Other debt financial instruments issued in the country		―	―			―	―			―	―			―	―			―
Instruments Issued Abroad:
Financial instruments form foreign Central Banks		―	―			―	―			―	―			―	―			―
Financial instruments form foreign governments and fiscal entities		48,883	4.26			―	―			―	―			―	―			48,883
Debt financial instruments from other foreign banks		―	―			2,063	6.80			992	6.35			―	―			3,055
Bonds and trade effects from foreign companies		―	―			―	―			―	―			―	―			―
Other debt financial instruments issued abroad		―	―			―	―			―	―			―	―			―
Equity instruments at fair value through OCI
Equity instruments issued in Chile		―	―			―	―			―	―			7,277	―			7,277
Equity instruments issued by foreign institutions		―	―			―	―			―	―			2,215	―			2,215
Total	Ch$	1,056,714	5.16%		Ch$	786,781	3.66%		Ch$	168,926	4.71%		Ch$	85,416	3.48%		Ch$	2,097,837

(1)	Weighted Average Nominal Rate is calculated as the sum of total accrued interests for the type of security divided by the average balance for the same type of security during the reported period, excluding the effect of inflation indexation.

	As of December 31, 2025
	Due within 1 year		Weighted Average Nominal Rate(1)		Due after 1 year but within 5 years		Weighted Average Nominal Rate(1)		Due after 5 years but within 10 years		Weighted Average Nominal Rate(1)		Due after 10 years		Weighted Average Nominal Rate(1)		Total
	(In millions of Ch$, except percentages)
Financial Assets at Fair Value through Other Comprehensive Income:
Instruments issued by the Chilean Government and the Central Bank:
Debt financial instruments from the Central Bank of Chile	Ch$	―	―	%	Ch$	―	―	%	Ch$	―	―	%	Ch$	―	―	%	Ch$	―
Bonds and Promissory notes from the General Treasury of the Republic		65,126	4.35			1,029,178	3.58			79,930	2.30			―	―			1,174,234
Other fiscal debt financial instruments		67	0.33			5	1.83			―	―			―	―			72
Other instruments issued in Chile:
Debt financial instruments form other domestic bank		1,473,937	4.66			513,264	4.91			192,908	5.34			54,138	3.36			2,234,247
Bonds and trade effects from domestic companies		―	―			15,848	3.34			83,661	3.71			5,170	3.46			104,679
Other debt financial instruments issued in the country		―	―			―	―			―	―			―	―			―
Instruments Issued Abroad:
Financial instruments form foreign Central Banks		―	―			―	―			―	―			―	―			―
Financial instruments form foreign governments and fiscal entities		35,739	3.92			―	―			―	―			―	―			35,739
Debt financial instruments from other foreign banks		―	―			―	―			―	―			―	―			―
Bonds and trade effects from foreign companies		―	―			―	―			―	―			―	―			3,055
Other debt financial instruments issued abroad		―	―			―	―			―	―			―	―			―
Equity instruments at fair value through OCI
Equity instruments issued in Chile		―	―			―	―			―	―			8,744	―			8,744
Equity instruments issued by foreign institutions		―	―			―	―			―	―			2,488	―			2,488
Total	Ch$	1,574,869	4.63%		Ch$	1,558,295	4.02%		Ch$	356,499	4.27%		Ch$	70,540	3.37%		Ch$	3,560,203

(1)	Weighted Average Nominal Rate is calculated as the sum of total accrued interests for the type of security divided by the average balance for the same type of security during the reported period, excluding the effect of inflation indexation.

As of December 31, 2024
	Due within 1 year		Weighted Average Nominal Rate(1)		Due after 1 year but within 5 years		Weighted Average Nominal Rate(1)		Due after 5 years but within 10 years		Weighted Average Nominal Rate(1)		Due after 10 years		Weighted Average Nominal Rate(1)		Total
(In millions of Ch$, except percentages)
Financial Instruments at Amortized Cost:
Instruments issued by the Chilean Government and Central Bank of Chile:
Debt financial instruments from the Central Bank of Chile	Ch$	―	―	%	Ch$	―	―	%	Ch$	―	―	%	Ch$	―	―	%	Ch$	―
Bonds and promissory notes from the General Treasury of the Republic		16,833	1.68			608,965	1.07			318,311	2.47			―	―			944,109
Other fiscal debt financial instruments		―	―			―	―			―	―			―	―			―
Other instruments issued in Chile:
Debt financial instruments from other domestic bank		―	―			―	―			―	―			―	―			―
Bonds and trade effects from domestic companies		―	―			―	―			―	―			―	―			―
Other debt financial instruments issued in the country		―	―			―	―			―	―			―	―			―
Instruments Issued Abroad:
Debt financial instruments from foreign Central Banks		―	―			―	―			―	―			―	―			―
Debt financial instruments from foreign governments and fiscal entities		―	―			―	―			―	―			―	―			―
Debt financial instruments from other foreign banks		―	―			―	―			―	―			―	―			―
Bonds and trade effects from foreign companies		―	―			―	―			―	―			―	―			―
Other debt financial instruments issued abroad		―	―			―	―			―	―			―	―			―
Accumulated Impairment Value of Financial Assets at Amortized Cost Debt Financial Instruments:
Financial assets with no significant increase in credit risk since initial recognition (phase 1)		(1)	―			(23)	―			(11)	―			―	―			(35)
Financial assets with a significant increase in credit risk since initial recognition, but without credit impairment (phase 2)		―	―			―	―			―	―			―	―			―
Financial assets with credit impairment (phase 3)		―	―			―	―			―	―			―	―			―
Total	Ch$	16,832	1.68%		Ch$	608,942	1.07%		Ch$	318,300	2.47%		Ch$	―	―	%	Ch$	944,074

(1)	Weighted Average Nominal Rate is calculated as the sum of total accrued interests for the type of security divided by the average balance for the same type of security during the reported period, excluding the effect of inflation indexation.

As of December 31, 2025
	Due within 1 year		Weighted Average Nominal Rate(1)		Due after 1 year but within 5 years		Weighted Average Nominal Rate(1)		Due after 5 years but within 10 years		Weighted Average Nominal Rate(1)		Due after 10 years		Weighted Average Nominal Rate(1)		Total
(In millions of Ch$, except percentages)
Financial Instruments at Amortized Cost:
Instruments issued by the Chilean Government and Central Bank of Chile:
Debt financial instruments from the Central Bank of Chile	Ch$	―	―	%	Ch$	―	―	%	Ch$	―	―	%	Ch$	―	―	%	Ch$	―
Bonds and promissory notes from the General Treasury of the Republic		8,620	2.44			452,336	2.53			―	―			―	―			460,956
Other fiscal debt financial instruments		―	―			―	―			―	―			―	―			―
Other instruments issued in Chile:
Debt financial instruments from other domestic bank		―	―			―	―			―	―			―	―			―
Bonds and trade effects from domestic companies		―	―			―	―			―	―			―	―			―
Other debt financial instruments issued in the country		―	―			―	―			―	―			―	―			―
Instruments Issued Abroad:
Debt financial instruments from foreign Central Banks		―	―			―	―			―	―			―	―			―
Debt financial instruments from foreign governments and fiscal entities		―	―			―	―			―	―			―	―			―
Debt financial instruments from other foreign banks		―	―			―	―			―	―			―	―			―
Bonds and trade effects from foreign companies		―	―			―	―			―	―			―	―			―
Other debt financial instruments issued abroad		―	―			―	―			―	―			―	―			―
Accumulated Impairment Value of Financial Assets at Amortized Cost Debt Financial Instruments:
Financial assets with no significant increase in credit risk since initial recognition (phase 1)		―	―			(19)	―			―	―			―	―			(19)
Financial assets with a significant increase in credit risk since initial recognition, but without credit impairment (phase 2)		―	―			―	―			―	―			―	―			―
Financial assets with credit impairment (phase 3)		―	―			―	―			―	―			―	―			―
Total	Ch$	8,620	2.44%		Ch$	452,317	2.53%		Ch$	―	―	%	Ch$	―	―	%	Ch$	460,937

(1)	Weighted Average Nominal Rate is calculated as the sum of total accrued interests for the type of security divided by the average balance for the same type of security during the reported period, excluding the effect of inflation indexation.

Loan Portfolio

The following table sets forth our loans by type of loan and risk classification. All loan amounts stated below are before deduction of allowances for loan losses.

	As of December 31,
	2024		2025
IFRS:	(in millions of Ch$)
Commercial loans:
Commercial loans	Ch$	15,147,886	Ch$	15,061,510
Chilean exports foreign trade loans		1,449,806		643,773
Accrediting foreign trade loans negotiated in terms of Chilean imports		162		273
Chilean imports foreign trade loans		562,650		526,247
Current account debtors		196,819		183,334
Credit card debtors		128,671		139,930
Factoring transactions		596,935		833,975
Commercial lease transactions		1,991,663		2,096,832
Student loans		52,511		47,396
Other loans and accounts receivable		20,877		16,277
Subtotal		20,147,980		19,549,547
Mortgage loans:
Mortgage bonds		1,400		807
Endorsable mortgage mutual loans		11,071		8,614
Other mortgage mutual loans		13,056,028		13,763,787
Other loans and accounts receivable		164,828		161,261
Subtotal		13,233,327		13,934,469
Consumer loans:
Consumer loans in installments		3,255,475		3,377,441
Current account debtors		284,207		293,111
Credit card debtors		2,013,622		2,097,110
Consumer lease transactions		320		1,199
Other loans and accounts receivable		1,365		1,437
Subtotal		5,554,989		5,770,298
Total loans	Ch$	38,936,296	Ch$	39,254,314

The loan categories are as follows:

●	“Commercial Loans” are loans and accounts receivable from customers not included within the mortgage or consumer loans categories. Commercial loans are intended to meet financing needs of companies and entrepreneurs, including corporations, large companies, small and medium sized companies, microentrepreneurs and start-ups. Accordingly, commercial loans pursue to finance capital expenditures through commercial credits or leasing loans, trade finance operations, short-term financing through factoring loans and working capital needs by means of credit lines granted to our customers.

●	“Mortgage Loans” include mortgage loans granted to individuals to acquire, expand, repair or build a home, issued as mortgage bonds, endorsable mortgage loans or by other methods. It also includes supplementary loans for the same purposes and bridge loans granted before the mortgage loan has been settled. This subcategory also includes residential real estate lease transactions and other accounts receivable.

●	“Consumer Loans” are all loans granted to individuals to be used for purchasing goods or services. These include different types of loans (either installments or revolving), as well as balances from credit card transactions or overdrafts on current accounts belonging to individuals. Consumer loans also include consumer lease transactions and other accounts receivable. Consumer loans do not include loans granted to finance business activities that the debtor is developing or that it may develop.

Maturity and Interest Rate Sensitivity of Loans as of December 31, 2025

The following table sets forth an analysis by type and time remaining to maturity of our loans as of December 31, 2025:

	Balances as of December 31, 2025		Due within 1 month		Due after 1 month but within 6 months		Due after 6 months but within 12 months		Due after 1 year but within 3 years		Due after 3 years but within 5 years		Due after 5 years but within 15 years		Due after 15 years
	(in millions of Ch$)
IFRS:
Commercial Loans:
Commercial loans	Ch$	15,061,510	Ch$	1,558,839	Ch$	3,567,095	Ch$	2,356,487	Ch$	3,011,290	Ch$	1,904,525	Ch$	2,598,800	Ch$	64,474
Chilean exports foreign trade loans		643,773		210,197		384,126		46,597		1,458		231		1,164		―
Accrediting foreign trade loans negotiated in terms of Chilean imports		273		83		190		―		―		―		―		―
Chilean imports foreign trade loans		526,247		131,629		368,537		26,081		―		―		―		―
Current account debtors		183,334		183,334		―		―		―		―		―		―
Credit card debtors		139,930		139,930		―		―		―		―		―		―
Factoring loans		833,975		612,433		216,412		5,130		―		―		―		―
Commercial lease transactions		2,096,832		73,037		270,818		276,865		764,089		345,425		366,429		169
Student loans		47,396		1,622		3,647		4,541		14,550		10,731		12,274		31
Other loans and accounts receivable		16,277		16,277		―		―		―		―		―		―
Subtotal		19,549,547		2,927,381		4,810,825		2,715,701		3,791,387		2,260,912		2,978,667		64,674
Residential Mortgage Loans:
Loans secured by mortgage finance bonds		807		9		41		51		214		228		264		―
Endorsable mortgage mutual loans		8,614		301		974		938		1,778		976		2,167		1,480
Mortgage mutual financed with mortgage bonds		―		―		―		―		―		―		―
Other residential lending		13,763,787		160,966		354,501		427,413		1,716,289		1,714,229		6,846,552		2,543,837
Residential lease transactions		―		―		―		―		―		―		―
Other loans and accounts receivable		161,261		3,561		3,559		2,170		8,504		10,742		112,049		20,676
Subtotal		13,934,469		164,837		359,075		430,572		1,726,785		1,726,175		6,961,032		2,565,993
Consumer Loans:
Consumer loans in installments		3,377,441		145,875		507,739		533,394		1,514,616		625,701		49,941		175
Current accounts debtors		293,111		293,111		―		―		―		―		―		―
Credit card debtors		2,097,110		2,097,110		―		―		―		―		―		―
Consumer lease transactions		1,199		38		164		185		654		158		―		―
Other loans and accounts receivable		1,437		1,437		―		―		―		―		―		―
Subtotal		5,770,298		2,537,571		507,903		533,579		1,515,270		625,859		49,941		175
Total Loans	Ch$	39,254,314	Ch$	5,629,789	Ch$	5,677,803	Ch$	3,679,852	Ch$	7,033,442	Ch$	4,612,946	Ch$	9,989,640	Ch$	2,630,842

The following table sets forth a breakdown by variable and fixed rate of our outstanding loans as of December 31, 2025:

	As of December 31, 2025
	(in millions of Ch$)
IFRS:
Variable rate
Ch$	Ch$	3,289,604
UF		973,109
Foreign currency		374,066
Subtotal		4,636,779
Fixed rate
Ch$		11,441,986
UF		20,762,951
Foreign currency		2,412,598
Subtotal		34,617,535
Total	Ch$	39,254,314

Foreign Country Outstanding Loans

Our cross-border outstanding loans are principally related to trade finance loans. These loans include loans granted to foreign financial institutions or foreign corporations, some of which are guaranteed by their Chilean parent company. The table below lists the total amounts outstanding to borrowers in certain foreign countries as of the dates indicated, under IFRS Accounting Standards. It does not include trade finance loans to domestic borrowers.

	As of December 31,
	2024		2025
IFRS:	(in millions of Ch$)
Colombia	Ch$	1,492	Ch$	1,366
Luxembourg		–		36,162
Peru		14,882		2,323
Spain		103,496		–
Total	Ch$	119,870	Ch$	39,851

As of December 31, 2025, and as of the date of this annual report, we did not have exposures associated with cross-border loans or contingent loans in Ukraine, Russia, Venezuela or Iran, whereas we have immaterial exposures (contingent loans) to Israeli financial institutions.

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

Wholesale Banking Segment

Within wholesale banking, credit risk assessment is executed by means of a case-by-case approach, which is based on subjective credit analysis supported by the judgment of specialized officers. This approach consists of a comprehensive individualized review that considers, among other factors, the credit exposure, the loan tenor, the type of loan, the customer’s financial soundness and collaterals that could be used to back the loan. All of these quantitative and objective factors are supplemented by a SWOT analysis of the customer and projections for the industry in which the company operates. This process is supported by a credit rating model that enables us to homogeneously evaluate each customer while establishing approval attributions depending on the credit exposure.

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

Transactions in which the total customer credit risk is more than Ch$29,796 million require approval from a credit committee, composed of three members of our board of directors and our chief executive officer. Transactions in which the total customer credit risk is equal to or less than Ch$29,796 million may be approved by other risk officers, depending on the amount involved, as follows:

Approved by	Limit in Ch$
Board Credit Committee	Up to legal limits
Executive Committee (Chairman, Chief Executive Officer and Chief Risk Officer). Approved by three of the three, or their respective surrogates approve)	Up to Ch$29,796 million
Senior Risk Committee (Chairman, Chief Executive Officer and Chief Risk Officer or Wholesale Credit Risk Admission Area Manager). Approved by two of the three, or their respective surrogates approve.	Up to Ch$19,864 million
Corporate Risk Division Manager or Wholesale Credit Risk Admissions Area Manager together with the Corporate Division Manager or Commercial Division Manager.	Up to Ch$15,891 million
Corporate and International Risk Area Manager together with Chief Risk Officer	Up to Ch$13,905 million
Real Estate and Construction Risk Area Manager or Large Companies Risk Manager together with Large Companies Banking Unit Manager.	Up to Ch$11,918 million
Deputy Risk Manager for Private Banking and Large Companies together with Large Companies Banking Unit Manager	Up to Ch$7,946 million
Regional Risk Manager and Large Companies Banking Unit Manager	Up to Ch$3,973 million
Risk Deputy Managers	Up to Ch$2,384 million
Risk Officer with Large Companies Banking Unit Manager	Up to Ch$1,589 million
Regional Managers	Up to Ch$397 million

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

Analysis of Our Loan Classification

The following tables provide statistical data under IFRS Accounting Standards regarding the classification of our loans as of the dates indicated. As discussed above, our risk analysis system requires the classification of all of our loans.

	As of December 31, 2024
	Stage 1		Stage 2		Stage 3		Purchased or Originated Credit Impaired		Total Loans		Classification percentage
	(in millions of Ch$, except percentages)
Bank’s Credit Rating:
Commercial Loans
Individual
A1	Ch$	2,081	Ch$	—	Ch$	—	Ch$	—	Ch$	2,081	0.01%
A2		1,762,789		—		—		—		1,762,789	11.53
A3		2,242,611		—		—		—		2,242,611	14.67
A4		2,790,410		348		—		—		2,790,758	18.25
A5		4,717,901		6,736		—		—		4,724,637	30.90
A6		3,180,519		43,793		—		—		3,224,312	21.09
Normal Portfolio		14,696,311		50,877		—		—		14,747,188	96.46
B1		—		132,389		—		—		132,389	0.87
B2		—		66,219		—		—		66,219	0.43
B3		—		36,592		—		1,443		38,035	0.25
B4		—		9,568		—		87		9,655	0.06
Substandard Portfolio		—		244,768		—		1,530		246,298	1.61
C1		—		—		102,063		1,227		103,290	0.68
C2		—		—		41,853		806		42,659	0.28
C3		—		—		29,357		2		29,359	0.19
C4		—		—		50,991		38		51,029	0.33
C5		—		—		17,875		33		17,908	0.12
C6		—		—		50,602		354		50,956	0.34
Non-Complying Portfolio		—		—		292,741		2,460		295,201	1.93
Subtotal individual loans		14,696,311		295,645		292,741		3,990		15,288,687	100.00
Group
Normal portfolio		4,028,591		411,964		—		25		4,440,580	91.38
Non-complying portfolio		—		—		413,618		5,095		418,713	8.62
Subtotal group loans		4,028,591		411,964		413,618		5,120		4,859,293	100.00
Total Commercial Loans		18,724,902		707,609		706,359		9,110		20,147,980
Residential Mortgage Loans
Group
Normal portfolio		12,036,923		843,700		—		—		12,880,623	97.33
Non-complying portfolio		—		—		352,469		235		352,704	2.67
Subtotal group loans		12,036,923		843,700		352,469		235		13,233,327	100.00
Total Residential Mortgage Loans		12,036,923		843,700		352,469		235		13,233,327
Consumer Loans
Group
Normal portfolio		4,666,028		592,828		—		108		5,258,964	94.67
Non-complying portfolio		—		—		294,696		1,329		296,025	5.33
Subtotal group loans		4,666,028		592,828		294,696		1,437		5,554,989	100.00
Total Consumer Loans		4,666,028		592,828		294,696		1,437		5,554,989
Total Individual Loans		14,696,311		295,645		292,741		3,990		15,288,687	39.27
Total Group Loans		20,731,542		1,848,492		1,060,783		6,792		23,647,609	60.73
Total Loans	Ch$	35,427,853	Ch$	2,144,137	Ch$	1,353,524	Ch$	10,782	Ch$	38,936,296	100.00%
Percentage Individual classified		41.48%		13.79%		21.63%		37.01%		39.27%

	As of December 31, 2025
	Stage 1		Stage 2		Stage 3		Purchased or Originated Credit Impaired		Total Loans		Classification percentage
	(in millions of Ch$, except percentages)
Bank’s Credit Rating:
Commercial Loans
Individual
A1	Ch$	—	Ch$	—	Ch$	—	Ch$	—	Ch$	—	0.00%
A2		1,540,482		—		—		—		1,540,482	10.51
A3		2,241,491		—		—		—		2,241,491	15.29
A4		2,345,009		461		—		—		2,345,470	16.00
A5		5,034,501		3,585		—		—		5,038,086	34.36
A6		2,954,765		13,336		—		—		2,968,101	20.24
Normal Portfolio		14,116,248		17,382		—		—		14,133,630	96.40
B1		—		115,254		—		—		115,254	0.79
B2		—		63,059		—		—		63,059	0.43
B3		—		34,571		—		152		34,723	0.24
B4		—		19,840		—		72		19,912	0.14
Substandard Portfolio		—		232,724		—		224		232,948	1.60
C1		—		—		97,384		596		97,980	0.67
C2		—		—		49,663		392		50,055	0.34
C3		—		—		20,600		10		20,610	0.14
C4		—		—		43,804		1,050		44,854	0.31
C5		—		—		25,365		488		25,853	0.18
C6		—		—		54,177		1,323		55,500	0.36
Non-Complying Portfolio		—		—		290,993		3,859		294,852	2.00
Subtotal individual loans		14,116,248		250,106		290,993		4,083		14,661,430	100.00
Group
Normal portfolio		4,034,811		434,266		—		—		4,469,077	91.43
Non-complying portfolio		—		—		418,038		1,002		419,040	8.57
Subtotal group loans		4,034,811		434,266		418,038		1,002		4,888,117	100.00
Total Commercial Loans		18,151,059		684,372		709,031		5,085		19,549,547
Residential Mortgage Loans
Group
Normal portfolio		12,565,482		944,665		—		—		13,510,147	96.95
Non-complying portfolio		—		—		424,322		—		424,322	3.05
Subtotal group loans		12,565,482		944,665		424,322		—		13,934,469	100.00
Total Residential Mortgage Loans		12,565,482		944,665		424,322		—		13,934,469
Consumer Loans
Group
Normal portfolio		4,817,731		652,401		—		—		5,470,132	94.80
Non-complying portfolio		—		—		298,905		1,261		300,166	5.20
Subtotal group loans		4,817,731		652,401		298,905		1,261		5,770,298	100.00
Total Consumer Loans		4,817,731		652,401		298,905		1,261		5,770,298
Total Individual Loans		14,116,248		250,106		290,993		4,083		14,661,430	37.35
Total Group Loans		21,418,024		2,031,332		1,141,265		2,263		24,592,884	62.65
Total Loans	Ch$	35,534,272	Ch$	2,281,438	Ch$	1,432,258	Ch$	6,346	Ch$	39,254,314	100.00%
Percentage Individual classified		39.73%		10.96%		20.32%		64.34%		37.35%

Classification of Loan Portfolio

Information about the classification of our loan portfolio (loan to customers) is presented in Note 11(d) to our audited consolidated financial statements as of and for the year ended December 31, 2025 included elsewhere in this annual report.

Analysis of Substandard and Past-due loans(1)

The following table analyzes our substandard loans, total past-due loans and allowances for loan losses existing at the dates indicated under IFRS Accounting Standards.

	Year Ended December 31,
	2023		2024		2025
	(in millions of Ch$, except percentages)
IFRS:
Total Loans	Ch$	37,651,274	Ch$	38,936,296	Ch$	39,254,314
Impaired loans		1,204,191		1,353,524		1,432,258
Total past-due loans
To the extent secured(2)		242,636		307,050		338,456
To the extent unsecured		349,317		315,390		382,547
Total past-due loans	Ch$	591,953	Ch$	622,440	Ch$	721,003

Impaired loans as a percentage of total loans		3.20%		3.48%		3.65%
Total past-due loans as a percentage of total loans
To the extent secured(2)		0.64		0.79		0.86
To the extent unsecured		0.93		0.81		0.97
Total past-due loans as a percentage of total loans		1.57%		1.60%		1.83%
Allowance for loan losses as a percentage of:
Total loans		1.89		1.78		1.81
Past-due loans		119.97		111.41		98.75
Unsecured past-due loans		203.31%		219.87%		186.12%

(1)	All references to Total Past-due loans in the table above refer as to Total Past-due loans (90 days or more) including interests and principal.
(2)	Collateral generally consists of mortgages on real estate, pledges of marketable securities, letters of credit or cash.

As of December 31, 2025, our past-due loans (loans 90-days or more past due) amounted to Ch$721,003 million, which represented a 15.8% annual increase when compared to the Ch$622,440 million recorded in 2024. These figures translated into past-due ratios (loans 90-days or more past due over total loans) of 1.60% in 2024 and 1.83% in 2025. Several financial and economic factors underpinned the increase in delinquency across the industry, which also explained the annual increase in both the amount of our total past-due loans and delinquency ratios in 2025. In Retail Banking, the main factors behind the increase in delinquency for Personal Banking loans (consumer and residential mortgage loans), had to do with: (i) an unemployment rate that continued to be above the average levels seen in previous years, particularly before 2020, (ii) the effect of cumulative inflation on tradable and non-tradable goods that negatively impacted household disposable income, after almost four years in which 12-month inflation persistently remained above the Central Bank’s target range of 2% to 4%, and (iii) lagged effects of subdued economic dynamism after the COVID-19 pandemic, which has resulted in lower GDP growth potential for the entire economy and lower consumer confidence.

In the case of SME banking, the increase in past-due loans was primarily caused by (i) the end of state-guaranteed programs for support of these kinds of companies to deal with the aftermath of the COVID-19 pandemic while boosting economic reactivation, and (ii) the impact of lower-than-expected dynamism in projects and business carried out by wholesale banking customers, amid subdued economic growth, which also had a pass-through effect on SMEs’ business activity. Similarly, the higher delinquency in the wholesale banking segment in 2025 when compared to 2024 was driven by reduced business activity in some industries, which continued to be affected by the lagged effects of tempered economic activity on most economic sectors, except for the mining and energy industries, all of which resulted in worsened risk profiles for some wholesale banking customers.

For more information, see “Item 5. Operating Financial Review and Prospects—Results of Operations for the Years Ended December 31, 2022, 2023 and 2024—Provisions for Loan Losses” and “Item 3. Key Information—Risk Factors— Risks Relating to Our Operations and the Chilean Banking Industry—Our exposure to certain segments of the retail market could lead to higher levels of total past-due loans and subsequent charge-offs.”

Analysis of Allowances for Loan Losses

The following table analyzes our allowances for loan losses (excluding contingent loans and advances to banks) and changes in the allowances attributable to charge-offs, allowances established and allowances released:

	As of December 31,
	2023		2024		2025
	(in millions of Ch$, except percentages)
IFRS:
Allowances for expected credit losses at the beginning of the period	Ch$	821,609	Ch$	710,187	Ch$	693,434
Charge-offs		(434,427)		(445,198)		(441,404)
Debt Exchange		—		—		—
Loan portfolio acquisition		—		—		—
Sale or transfer of loans		(262)		(410)		—
Allowances for expected credit losses established		322,099		420,651		462,277
Other impacts		231		4,674		2
Foreign exchange adjustments		937		3,530		(2,306)
Allowances for expected credit losses at the end of the period	Ch$	710,187	Ch$	693,434	Ch$	712,003
Allowances for expected credit losses at the end of period as a percentage of total loans		1.89%		1.78%		1.81%
Changes in provisions for expected credit losses as a percentage of average loans		0.55		0.92		1.00
Nonaccrual loans as a percentage of total loans		0.01		0.00		0.01
Allowance for expected credit losses as a percentage of nonaccrual loans		74.60		64.83		73.64
Ratios of charge-offs to average balance:
Commercial loans		0.50		0.50		0.44
Mortgage loans		0.07		0.04		0.06
Consumer loans		6.39		6.36		6.26
Total loans		1.18%		1.17%		1.12%

In 2023, the Chilean economy deepened the deceleration observed in the previous year by evidencing a 0.7% GDP expansion. This performance was evidenced by an annual contraction of 4.7% in household consumption and a modest expansion of 0.3% in private investment, which were partially offset by an improved trade balance (exports minus imports). Based on these drivers, our loan portfolio posted a moderate annual increase of 2.5% in nominal terms, reflecting a significant slowdown when compared to the 7.2% expansion recorded in 2022. The deceleration in our loan portfolio was primarily caused by a nominal annual contraction of 1.4% in commercial loans, largely due to the decline in private investment as a result of deteriorated business sentiment produced by the combination of diverse reforms that continued to be in pipeline, long-lasting approval processes for large-scale investment projects and long-term interest rates that remained at higher-than-normal levels. The decrease in commercial loans more than offset by: (i) a 7.8% expansion in residential mortgage loans, which was primarily influenced by a demand for housing that continued to be strong and decoupled from macroeconomic drivers, and (ii) a 6.3% annual expansion in consumer loans, which resulted from growth in credit cards related loans and deceleration in installment loans. In terms of allowances for expected credit losses, we experienced an annual decrease of Ch$111,422 million, from Ch$821,609 million in 2022 to Ch$710,187 million in 2023. This decline was the consequence of: (i) an annual increase of Ch$168,948 million in charge-offs, from Ch$265,479 million in 2022 to Ch$434,427 million in 2023, which was primarily concentrated in consumer loans, associated with loans for which we exhausted collection efforts while reaching the maximum delinquency periods as permitted by the regulation for purposes of writing off the past due loans, and (ii) a decrease of Ch$94,525 million in the amount of expected credit losses established (excluding expected credit losses for off-balance contingent loans, which are accounted as liability allowances), from Ch$416,624 million in 2022 to Ch$322,099 million in 2023, given the improvement evidenced in inputs used in our forward-looking models for expected credit losses on the grounds of better economic conditions expected for 2024 in comparison with the 2023. Based on these factors, our risk index decreased from 2.24% in 2022 to 1.89% in 2023.

In 2024, the Chilean economy experienced moderate growth compared to the previous year, reaching a 2.8% GPD expansion, driven by a 1.1% increase in household consumption, a 2.8% rise in government spending, and an improved balance of trade. These factors offset a 1.6% decline in private investment. Based on these drivers, our loan portfolio posted an annual increase of 3.4%, which was composed of a 7.5% increase in residential mortgage loans, followed by 4.6% and 0.6% nominal growth in consumer and commercial loans, respectively. From the perspective of residential mortgage loans, growth was driven by the dynamics seen in this lending market over the last decade, which is uncorrelated with the macroeconomic environment, together with tailored value offerings for targeted customer subsegments, all of which enabled us to enhance the origination of this lending product. For consumer loans, the main factors contributing to nominal growth were the increase in both credit card loans and installment loans. The latter was a result of offers designed to meet the financing needs of our customers throughout their entire life cycle. Lastly, the moderate increase in commercial loans was mainly due to the stagnation experienced by private investment, which continued to be impacted by uncertainty regarding economic reforms and longer-than-expected approval processes for large-scale investment projects. In terms of allowances for expected credit losses, we recorded an annual decrease of Ch$16,753 million, from Ch$710,187 million in 2023 to Ch$693,434 million in 2024. This decline was the consequence of: (i) annual charge-offs by Ch$445,198 million in 2024 (which was Ch$10,771 million above the Ch$434,427 million charge-off incurred in 2023), mainly as a result of past-due loan ratios that continued to be above normal levels, resulting in greater-than-normal charge-offs, particularly in consumer loans, and (ii) the establishment of provisions for expected credit losses amounting to Ch$420,651 million in 2024 (which is Ch$98,552 million above the Ch$322,099 million in 2023) that mainly reflects the impact of prevailing higher-than-expected past-due loan ratios on provisioning, which in turn has been to some degree offset by more favorable macroeconomic drivers for the individually-evaluated portfolio, in particular. Based on all of these factors, our risk index decreased from 1.89% in 2023 to 1.78% in 2024.

In 2025, the Chilean economy grew aligned with expectations and potential growth, as evidenced by a GDP expansion of 2.5% when compared to 2024. Although gross fixed capital formation grew 7.0% as of December 31, 2025—showing a sort of acceleration by the end of the year on the grounds of investment projects undertaken in the mining and energy industries—overall economic activity remained subdued, partly due to modest private consumption as evidenced by a 2.7% annual growth in household spending. Other components of GDP in 2025 also grew modestly, as reflected by: (i) an annual increase of 3.0% in fiscal spending, which resulted in a larger fiscal deficit than forecasted, and (ii) a trade balance that decreased as a result of a 10.5% increase in imports and a 4.6% growth in exports, due to greater imports of capital goods. In this environment, our loan portfolio recorded a 2.5% real annual contraction (0.8% nominal growth) as of December 31, 2025, compared to a year earlier. This decline was primarily driven by a real annual decrease of 6.2% (3.0% nominal contraction) in commercial loans, which was the result of subdued lending activity across the industry, particularly in the Wholesale Banking segment, together with early repayment of certain trade finance loans due to funding raised by companies in the capital markets and the maturity of some credits. On the other hand, we recorded real annual expansions of 1.7% (5.2% nominal growth) in residential mortgage loans and 0.4% (3.8% nominal growth) in consumer loans, on the grounds of both tailored value offerings for our higher-income customer base in the residential mortgage business and effective commercial strategies, risk origination protocols, and loyalty programs for targeted segments, which had a positive impact on both credit card-related loans and installment loans. In relation to allowances for expected credit losses, we recorded an annual increase of Ch$18,569 million, from Ch$693,434 million in 2024 to Ch$712,003 million in 2025. This change was primarily the consequence of the establishment of provisions for expected credit losses amounting to Ch$462,277 million in 2025 (which is Ch$41,626 million above the Ch$420,651 million in 2024) that mainly reflects the impact of macroeconomic drivers that are expected to evolve modestly over the next 12 months, particularly for the portfolio evaluated on a group basis. This effect, in turn, was to some extent offset by: (i) annual charge-offs that amounted to Ch$441,404 million in 2025, representing an annual decrease of Ch$3,794 million when compared to the Ch$445,198 million charge-off incurred in 2024, and (ii) a positive exchange rate effect that resulted in lower expected credit losses associated with loans denominated in foreign currency amounting to Ch$5,836 million in 2025 when compared to 2024. Based on these factors, our risk index increased from 1.78% in 2024 to 1.81% in 2025.

For allowances for expected credit losses associated with impaired loans and with non-impaired loans, see Note 11(d) to our audited consolidated financial statements as of and for the year ended December 31, 2025 included elsewhere in this annual report.

Loans are written-off when the collection efforts have been exhausted but not later than the maximum periods as follows:

Type of Loan	Term
Consumer loans – Secured and Unsecured	6 months
Other transactions – Unsecured	24 months
Commercial loans – Secured	36 months
Residential mortgage loans	48 months
Consumer leases	6 months
Other non-real estate lease transactions	12 months
Real estate leases (commercial or residential)	36 months

The following table sets forth our charge-offs for 2023, 2024 and 2025 by major economic sector and loan category:

	Year Ended December 31,
	2023		2024		2025
	(in millions of Ch$)
IFRS:
Commercial Loans:
Agriculture	Ch$	13,018	Ch$	12,610	Ch$	9,554
Mining		1,078		1,040		1,065
Manufacturing		5,135		7,876		5,708
Construction		7,931		14,556		7,771
Commerce		23,858		19,300		17,942
Transportation		6,257		6,348		5,632
Financial services		36,832		31,338		27,989
Community		5,968		8,360		12,922
Commercial Loans:	Ch$	100,077	Ch$	101,428	Ch$	88,583
Consumer loans		325,626		338,227		344,542
Mortgage loans		8,724		5,543		8,279
Total	Ch$	434,427	Ch$	445,198	Ch$	441,404

Loan recoveries are presented in Note 39 to our audited consolidated financial statements as of and for the year ended December 31, 2025 included elsewhere in this annual report. The table below sets forth a summary of loan recoveries by type of loan:

	Year ended December 31,
	2023		2024		2025
	(in millions of Ch$)
IFRS:
Commercial loans	Ch$	19,660	Ch$	19,752	Ch$	18,127
Mortgage loans		11,716		6,941		7,981
Consumer loans		32,880		38,620		45,275
Subtotal		63,256		65,313		71,383
Recoveries and sales of loan reacquired from the Central Bank		―		―		―
Total	Ch$	63,256	Ch$	65,313	Ch$	71,383
Total Recoveries as a percentage of average loans		0.17%		0.17%		0.18%

The following tables classify our past-due loans based on the borrower’s payment performance for each of the last two years:

	Year ended December 31, 2024
	Commercial Loans		Consumer Loans		Residential Mortgage Loans		Total
	(in millions of Ch$)
IFRS:
Past due loans – 90 days to 6 months	Ch$	68,100	Ch$	106,547	Ch$	45,222	Ch$	219,869
Past due loans – 6 months to 12 months		87,108		–		51,246		138,354
Past due loans – 12 months to 24 months		133,457		–		61,288		194,745
Past due loans – 24 months to 36 months		36,024		–		25,457		61,481
Past due loans – 36 months to 48 months		–		–		7,991		7,991
Past due Loans	Ch$	324,689	Ch$	106,547	Ch$	191,204	Ch$	622,440

	Year ended December 31, 2025
	Commercial Loans		Consumer Loans		Residential Mortgage Loans		Total
	(in millions of Ch$)
IFRS:
Past due loans – 90 days to 6 months	Ch$	87,334	Ch$	121,091	Ch$	51,257	Ch$	259,682
Past due loans – 6 months to 12 months		110,861		–		56,997		167,858
Past due loans – 12 months to 24 months		119,148		–		70,551		189,699
Past due loans – 24 months to 36 months		47,987		–		40,320		88,307
Past due loans – 36 months to 48 months		–		–		15,457		15,457
Past due Loans	Ch$	365,330	Ch$	121,091	Ch$	234,582	Ch$	721,003

Allocation of Allowances for Loan Losses

The following tables set forth the proportions of our required allowances for loan losses attributable to our commercial, consumer and residential mortgage loans under IFRS Accounting Standards as of the dates indicated.

	As of December 31, 2024
	Allowance amount		Allowance amount as a percentage of each type of loans (1)	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans(2)
	(in millions of Ch$, except percentages)
IFRS:
Commercial loans	Ch$	254,568	1.26%	0.65%	51.74%
Consumer loans		403,234	7.26	1.04	14.27
Residential mortgage loans		35,632	0.27	0.09	33.99
Total allocated allowances	Ch$	693,434	1.78%	1.78%	100.00%

(1)	The last row represents the weighted average of allowance amount over total loans regardless of the type of loan.
(2)	Based on our loan classification.

	As of December 31, 2025
	Allowance amount		Allowance amount as a percentage of each type of loans (1)	Allowance amount as a percentage of total loans	Loans in category as percentage of total loans(2)
	(in millions of Ch$, except percentages)
IFRS:
Commercial loans	Ch$	253,341	1.30%	0.65%	49.80%
Consumer loans		420,983	7.30	1.07	14.70
Residential mortgage loans		37,679	0.27	0.11	35.50
Total allocated allowances	Ch$	712,003	1.83%	1.83%	100.00%

(3)	The last row represents the weighted average of allowance amount over total loans regardless of the type of loan.
(4)	Based on our loan classification.

Composition of Deposits and Other Commitments

The following table sets forth under IFRS Accounting Standards the composition of our deposits and similar commitments as of the dates indicated. See “Item 4. Information on the Company––Selected Statistical Information––Average Balance Sheets, Interest Earned on Interest Earning Assets and Interest Paid on Interest Bearing Liabilities” for the average rate paid on each of the following deposit categories.

	As of December 31,
	2024		2025
	(in millions of Ch$)
IFRS:
Current accounts	Ch$	11,769,419	Ch$	11,775,903
Other demand deposits		2,861,378		3,015,967
Savings accounts		374,593		405,689
Time deposits		13,764,830		13,546,479
Other term balance payables		205,800		210,240
Total	Ch$	28,976,020	Ch$	28,954,278

Maturity of Deposits

The following table sets forth information regarding the currency and maturity of our deposits on December 31, 2025, expressed in percentages, under IFRS Accounting Standards. UF-denominated deposits are similar to Chilean peso-denominated deposits in all aspects, except that the principal is readjusted periodically based on the value of the UF.

	As of December 31, 2025
	Ch$	UF	Foreign Currency	Total
	(in percentage)
IFRS:
Demand deposits	54.77%	18.12%	46.41%	51.09%
Savings accounts	―	19.87	―	1.40
Time deposits:
Maturing within three months	38.81	53.17	50.64	41.38
Maturing after three but within six months	4.11	2.98	1.13	3.64
Maturing after six but within 12 months	2.30	5.66	1.75	2.46
Maturing after 12 months	0.01	0.20	0.07	0.03
Total time deposits	45.23	62.01	53.59	47.51
Total deposits	100.00%	100.00%	100.00%	100.00%

The following table sets forth information regarding the currency and maturity of deposits in excess of U.S.$100,000 as of December 31, 2025, under IFRS Accounting Standards.

	As of December 31, 2025
	Ch$		UF		Foreign Currency		Total
	(in millions of Ch$)
IFRS:
Demand deposits	Ch$	5,772,737	Ch$	39,102	Ch$	1,344,737	Ch$	7,156,576
Savings accounts		―		102,571		―		102,571
Time deposits:
Maturing within three months		5,157,523		664,922		1,503,692		7,326,137
Maturing after three but within six months		894,588		40,254		35,422		970,264
Maturing after six but within 12 months		510,054		75,936		62,364		648,354
Maturing after 12 months		575		1,853		1,185		3,613
Total time deposits		6,562,740		782,965		1,602,663		8,948,368
Total deposits	Ch$	12,335,477	Ch$	924,638	Ch$	2,947,400	Ch$	16,207,515

The concept of uninsured deposits does not exist under Chilean regulatory reporting requirements. However, the General Banking Act does contemplate a guarantee by the Chilean Government of time deposits up to a certain amount. For more information, see “Item 4. Information on the Company––Regulation and Supervision––Deposit Insurance.”

Deposits in Foreign Countries

We also maintain deposits abroad, as needed to conduct our foreign trade transactions and manage liquidity. The table below lists the largest amounts of foreign deposits by country as of the dates indicated, under IFRS Accounting Standards:

	As of December 31,
	2024		2025
	(in millions of Ch$)
IFRS:
Australia	Ch$	4,385	Ch$	2,824
Brazil		8		―
Canada		4,149		6,215
China		1,940		5,270
Germany		30,622		9,778
Japan		17,764		12,116
Mexico		2,927		4,062
Norway		1,201		4,065
Peru		100		―
Sweden		34,144		2,993
United Kingdom		20,508		7,979
United States		652,955		279,033
Total	Ch$	770,703	Ch$	334,335

As of December 31, 2025, and as of the date of this annual report, we do not have exposures associated with deposits either in Ukraine, Russia, Venezuela, Iran or Israel.

Short-Term Borrowings

The principal categories of our short-term borrowings are amounts borrowed under foreign trade lines of credit, domestic inter-bank loans and repurchase agreements. The table below presents the amounts outstanding, the average balance and the weighted average nominal interest rate for each period indicated by type of short-term borrowing under IFRS Accounting Standards.

	As of December 31, 2023
	Year-End Balance		Average Balance		Weighted Average Nominal Interest Rate (1)
	(in millions of Ch$, except interest rate data)
IFRS:
Obligations by repurchase agreements	Ch$	157,173	Ch$	141,312	10.74%
Central Bank borrowings		4,348,581		2,951,973	0.50
Borrowings from domestic financial institutions		—		—	—
Borrowings from foreign financial institutions		1,012,134		905,685	4.66
Commercial Papers		85,062		151,830	5.66
Other financial obligations		339,305		144,565	1.71
Total short-term borrowings	Ch$	5,942,255	Ch$	4,295,365	1.94%

(1)	Weighted Average Nominal Rate is calculated as the sum of total accrued interests for the type of security divided by the average balance for the same type of security during the reported period.

	As of December 31, 2024
	Year-End Balance		Average Balance		Weighted Average Nominal Interest Rate (1)
	(in millions of Ch$, except interest rate data)
IFRS:
Obligations by repurchase agreements	Ch$	109,794	Ch$	178,995	5.13%
Central Bank borrowings(2)		—		1,396,608	0.50
Borrowings from domestic financial institutions		—		—	—
Borrowings from foreign financial institutions		1,103,468		1,201,803	5.36
Commercial Papers		—		13,516	5.92
Other financial obligations		284,479		176,458	1.69
Total short-term borrowings	Ch$	1,497,741	Ch$	2,967,380	2.84%

(1)	Weighted Average Nominal Rate is calculated as the sum of total accrued interests for the type of security divided by the average balance for the same type of security during the reported period.
(2)	Central Bank borrowings refer to the FCIC obligation that was fully paid off on July 1, 2024. As a result, there was no outstanding balance as of December 31, 2024.

	As of December 31, 2025
	Year-End Balance		Average Balance		Weighted Average Nominal Interest Rate (1)
	(in millions of Ch$, except interest rate data)
IFRS:
Obligations by repurchase agreements	Ch$	286,915	Ch$	179,240	4.47%
Central Bank borrowings(2)		—		—	—
Borrowings from domestic financial institutions		—		—	—
Borrowings from foreign financial institutions		1,296,751		1,362,732	4.54
Commercial Papers		178,112		236,847	3.85
Other financial obligations		367,323		131,914	2.18
Total short-term borrowings	Ch$	2,129,101	Ch$	1,910,733	4.29%

(1)	Weighted Average Nominal Rate is calculated as the sum of total accrued interests for the type of security divided by the average balance for the same type of security during the reported period.

The following table presents the maximum month-end balances of our principal sources of short-term borrowings during the periods indicated:

	Maximum 2023 month-end balance		Maximum 2024 month-end balance		Maximum 2025 month-end balance
	(in millions of Ch$)
IFRS:
Obligations by repurchase agreements	Ch$	254,541	Ch$	367,279	Ch$	286,915
Central Bank borrowings		4,348,581		4,348,581		—
Borrowings from domestic financial institutions		872		13,576		—
Borrowings from foreign financial institutions	Ch$	1,233,805	Ch$	1,402,602	Ch$	1,525,228

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

Item 4A Unresolved Staff Comments

None.

Item 5 Operating and Financial Review and Prospects

OPERATING RESULTS

Introduction

The following discussion should be read in conjunction with, and is entirely qualified by reference to, our audited consolidated financial statements as of and for the year ended December 31, 2025 included elsewhere in this annual report and “Item 4. Information on the Company—Selected Statistical Information.” Certain amounts (including percentage amounts) that appear in this annual report may not total due to rounding.

Unless otherwise indicated, the financial information included in this annual report with respect to 2023, 2024 and 2025 has been derived from financial statements that have been prepared in accordance with IFRS Accounting Standards as issued by the IASB. See Note 2(a) to our audited consolidated financial statements as of and for the year ended December 31, 2025 included elsewhere in this annual report. IFRS Accounting Standards differs in certain significant respects from Chilean GAAP. As a result, our financial information presented under IFRS Accounting Standards is not directly comparable to any of our financial information presented under Chilean GAAP. Accordingly, readers should avoid such comparison.

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

Chilean Economy

In 2023, as reported by the Chilean Central Bank, the Chilean economy continued to decelerate as in 2022, mainly due to the poor economic performance recorded in the first semester when GDP decreased 0.2% compared to the same period of 2022. Such a decrease derived from a sharp decline in total consumption that was to some extent offset by moderate growth in private investment. The second half of the year reflected a more dynamic economic environment, mainly due to the ease of the monetary policy after inflation seemed to return to mid-term objectives. Based on these trends, the Chilean GDP economy grew 0.7% in 2023, which was primarily steered by an annual contraction of 4.7% in household consumption. The economy’s growth was adversely affected by: (i) the normalization of liquidity, particularly among individuals, following the end of the monetary supply excess seen during the pandemic as a result of special measures deployed by the Chilean Congress and the Government, which caused a sharp increase in disposable income during 2021 and 2022 while boosting household spending, and (ii) a strict monetary adjustment process to control inflation that took longer-than-expected and resulted in higher-than-normal interest rates throughout the year, as evidenced by a monetary policy rate that evolved from 11.25% in December 2022 (the highest since 1998) to 8.25% in December 2023, and (iii) an increase in unemployment that averaged 8.7% in 2023 when compared to 7.9% in 2022. Private investment (gross fixed capital formation), in turn, recorded a modest annual increase of 0.3% in 2023, in line with a business sentiment that remained negative during the year due to an uncertain political and economic outlook derived from: (i) the national referendum on December 17, 2023, by means of which the Chilean people rejected the new constitution draft, (ii) reforms sponsored by the government in different economic fields, including the pension system, the healthcare system and the tax system, (iii) lengthy approval procedures for large-scale projects, and (iv) high interest rates, which resulted in increased costs for capital expenditures. On the other hand, the Chile’s trade balance contributed positively to GDP growth, mainly due to the decrease of 11.1% recorded by total imports, while exports remained stable by recording an annual increase of 0.3%. To a lesser degree, the fiscal spending continued to slow down by recording an annual expansion of 2.3% in 2023, because of the government attempts to improve the fiscal balance after periods of higher-than-expected spending intended to cover social needs during and immediately after the pandemic.

In 2024, the Chilean economy showed some signs of recovery from the severe slowdown seen in 2023 by growing slightly above the economy’s growth potential of approximately 2.0% in the long term. According to the Chilean Central Bank, Chilean GDP expanded 2.8% in 2024, which was marked by a moderate expansion in household consumption and a deeper contraction of private investment (gross fixed capital formation). In fact, private consumption grew 1.1% in 2024, after the severe contraction seen the previous year, which was the result of certain market factors that continued returning to more normalized levels, such as: (i) short-term interest rates that declined in line with the easing process started by the Central Bank in July 2023, as evidenced by a monetary policy interest rate that decreased from 8.25% in December 2023 to 5.0% in December 2024, which resulted in lower borrowing costs for individuals while promoting the demand for durable goods that increased 2.9% in 2024, (ii) an improved labor market as demonstrated by a decline in the average unemployment rate from 8.7% in 2023 to 8.5% in 2024, and (iii) inflation rate that remained above the two-year target range set by the Central Bank (between 2% and 4%), but seems to be more controlled by staying below the 12-month double-digit inflation seen in 2022 and part of 2023. These factors, however, were to some degree mitigated by consumer confidence that remained pessimistic, as reflected by the Consumer Confidence Index conducted by IPSOS, although the perspective on the economic outlook for coming years tended to improve over 2024. Also, private investment contracted 1.6% in 2024 due to several factors, including: (i) long-term interest rates that remained above the levels seen in pre-pandemic years, (ii) negative business sentiment, as measured by the monthly business confidence indicator (Índice Mensual de Confianza Empresarial – IMCE), given the uncertainty generated by both reforms on diverse economic areas and the extensive administrative procedures required to approve large-scale investment projects, (iii) deteriorated financial conditions in certain industries associated with the construction sector (real estate and construction), which actually resulted in lower investment in construction, together with the 13.8% depreciation of the Chilean peso against the U.S. dollar, which also affected the investment in machinery and equipment. Other factors that explained the GDP expansion in 2024 were: (i) an annual increase of 2.8% in government spending, primarily associated with public policies aimed at satisfying increasing social demands, and (ii) an improved trade balance due to exports that increased 7.2% compared to imports that increased 2.1% both in 2024, based on marginally improved terms of trade, particularly fostered by higher copper prices and lower average crude oil prices in the year.

In 2025, the Chilean economy grew aligned with expectations and potential growth, as evidenced by a GDP expansion of 2.5% when compared to 2024. In contrast to the previous year, economic growth was more focused on domestic demand and gross fixed capital formation (“private investment”), in particular by the end of the year. In this regard, according to the Chilean Central Bank, private investment grew 7.0% in real terms in 2025. According to the Central Bank, this increase in investment was primarily the result of specific investment projects undertaken in the mining and energy sectors and some positive externalities resulting in more dynamism in the construction sector and the engineering services industry. This is more evident when analyzing the overall business sentiment, as measured by the Monthly Business Sentiment Index “IMCE” (Índice Mensual de Confianza Empresarial) and reported by the Central Bank, which remained negative throughout 2025 for all industries other than mining. Thus, capital expenditures in these sectors would have continued to be negatively affected by economic and political uncertainty, as well as unpredictable approval processes for large-scale projects. In addition, household consumption increased 2.7% in 2025. Although still moderate, this figure represented an improvement when compared to 2024, and may have been prompted by: (i) lower inflation, as reflected by a 3.4% annual CPI variation in 2025 as compared to 4.5% in 2024, which benefited the real household disposable income, (ii) short-term interest rates that continued to decrease from 5.0% to 4.5% in 2025, on the grounds of monetary policy, and which resulted in lower interest rates paid on short-term loans, primarily revolving loans and had a positive effect on consumption, (iii) an average unemployment rate that –yet still elevated– remained flat on an annual basis at 8.5% on average, and (iv) a steady improvement in consumer confidence –although remaining in negative territory– as measured by the Consumer Confidence Index conducted by IPSOS and reported by the Central Bank, particularly over the second half of the year, on the grounds of expectations of economic recovery over the coming years. Also, GDP growth in 2025 was the consequence of: (i) an annual increase of 3.0% in fiscal spending, which resulted in increased fiscal deficit than forecasted, and (ii) a trade balance that decreased as a result of a 10.5% increase in imports and a 4.6% growth recorded by exports, primarily as a consequence of increased imports associated with capital goods that were partly used for the investment projects that fostered private investment.

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

After a CPI increase of 12.8% in 2022, in 2023, inflation gradually began to converge to the mid-point of the target range of 2.0% to 4.0% set by the Chilean Central Bank. Accordingly, on December 31, 2023, the inflation rate, measured as 12-month CPI variation, was 3.9%. This decline had to do with various factors, such as: (i) the lagged effects of the tightening monetary policy deployed by the Chilean Central Bank that resulted in a monetary policy interest rate that remained well above the neutral level for longer-than-expected although evolving from 11.25% in December 2022 to 8.25% in December 2023, which had a direct effect on household spending by increasing the cost of borrowing and promoting short-term saving, particularly among individuals, (ii) the average appreciation of 3.5% of the Chilean peso against the U.S. dollar, exchange rate when compared to 2022, which translated into a favorable pass-through effect to local prices, and (iii) lower inflationary pressures from external price that benefited prices of imported goods.

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

During 2025, the inflation rate continued to converge to the midpoint of the two-year target range of 2% to 4% as set by the Chilean Central Bank. Actually, the CPI increased 3.4% in 2025, which is below 4.5% recorded in 2024. Although inflationary pressures remained for longer than expected, prices moderated by the second half of the year, primarily as a result of a steady decrease recorded in both core inflation and volatile prices. Thus, inflation associated with tradable goods declined, primarily on the grounds of: (i) the 9.5% appreciation experienced by the Chilean peso against the U.S. dollar between December 2024 and December 2025, as a result of diverse factors, including the sharp increase in copper price and lower uncertainty on the local political outlook, all of which benefited prices indexed to the exchange rate, (ii) the potential impact of international trade redirection as a result of increased tariffs for certain trade players in specific destinations, particularly in the U.S., (iii) according to the Central Bank, an unusual effect of some food prices, such as fruits and vegetables, that significantly declined over the year, (iv) a monetary policy interest rate that remained above neutral levels in order to ensure the convergence of inflation to the target range, and (v) moderate household consumption growth over the year. Therefore, the annual inflation rate for tradable goods decreased from 4.2% in December 2024 to 2.7% in December 2025. To a lesser degree, inflation for non-tradable goods decreased from 5.0% in December 2024 to 4.4% in December 2025, which is mainly explained by: (i) a smoother convergence to the target range due to energy prices that continued to be affected by the adjustment in electricity bills, and (ii) prices of services that reflected the impact of increased labor costs, associated with recent labor-related laws (increased minimum wages and lowered working hours).

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

UF Denominated Assets and Liabilities. The UF is revalued in monthly cycles. On each day in the period beginning the tenth day of the current month through the ninth day of the next month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect each day a pro rata amount of the prior calendar month’s change in the CPI as published by the Chilean National Statistics Institute. One UF was equal to Ch$38,416.69 as of December 31, 2024 and Ch$39,727.96 as of December 31, 2025. The effect of any changes in the nominal peso value of our UF denominated assets and liabilities are reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest revenue and expense. Our net interest income will be positively affected by inflation (and negatively affected by deflation) to the extent that our average UF denominated assets exceed our average UF denominated liabilities, while our net interest income will be negatively affected by inflation (and positively affected by deflation) when average UF denominated liabilities exceed our average UF denominated assets. Our average UF denominated assets exceeded our average UF denominated liabilities by Ch$10,404,503 million (U.S.$10,459.41 million) as of December 31, 2024 and by Ch$11,374,951 million (U.S.$12,633.22 million) as of December 31, 2025. These figures exclude positions in derivatives. See “Item 4. Information on the Company—Selected Statistical Information.”

Peso-Denominated Assets and Liabilities. Interest rates in Chile tend to reflect the prevailing inflation rate and expectations regarding future inflation. The sensitivity of our peso denominated interest earning assets and interest-bearing liabilities to the inflation rate may vary. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Overview Interest Rates.” We maintain a substantial amount of noninterest-bearing, peso-denominated current accounts and other demand deposits. The ratio of such deposits to average interest-bearing peso denominated liabilities was 94% in the year ended December 31, 2024 and 102% in the year ended December 31, 2025. Since a large part of such deposits are not indexed to inflation, even a slight decline in the rate of inflation may adversely affect our net interest margin on assets funded with such deposits and even a slight increase in the rate of inflation may increase the net interest margin on such assets. See “Item 4. Information on the Company—Selected Statistical Information—Interest Earning Assets and Net Interest Margin.”

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

Following the effects of the economic downturn caused by COVID-19 pandemic, by December 31, 2020, the Chilean Central Bank reduced the monetary policy interest rate from 1.75% (prior to the pandemic) to 0.5% in order to ensure liquidity in the local economy by providing low-cost funding to local banks and promote lending and household consumption. The monetary policy interest rate remained at 0.5% until July 2021. From that moment on, the Central Bank implemented a series of increases with the aim of controlling the inflationary pressures that arose in the local economy as a result of non-recurrent factors (pension funds withdrawals and soaring external prices) taking the reference rate to 4.00% by December 2021 and to 11.25% in December 2022. In July 2023, when 12-month inflation began to show clear signs of retreat, the Chilean Central Bank began to ease the monetary policy, which translated into successive cuts to the reference rate, which reached 8.25% in December 2023. In 2024, the Central Bank continued to deploy a more expansionary monetary policy although at a more measured pace than expected, since 12-month inflation began to rise over the second half of 2024, primarily caused by revised energy prices as a result of adjustments in electricity bills, after staying within the two-year inflation target range of 2% to 4% during the first half of the year. Based on this evidence, the Central Bank carried out four cuts to the monetary policy interest rate, which led the reference rate from 8.25% in December 2023 to 5.0% in December 2024. In 2025, the Central Bank maintained an easing policy to return the monetary policy interest rate to its neutral level. However, some inflationary pressures remained, particularly in the first half of the year due to the increase in electricity bills reflecting the increase in energy prices that had been postponed as a mitigation measure for families in the context of the economic downturn caused by the COVID-19 pandemic. Consequently, the Central Bank carried out only two cuts to the monetary policy interest rate over the year, decreasing from 5.0% on December 31, 2024, to 4.5% as of December 31, 2025.

As of March 31, 2026, the monetary policy interest rate remained at 4.5%. For 2026, the Chilean Central Bank has anticipated the monetary policy interest rate would converge to neutrality to the extent the inflation rate remains within the two-year target range, as expected by market agents in the baseline scenario. However, given the developments in the Middle East and the potential impact of higher oil prices and potential disruptions to the global supply chain on local inflation, the Chilean Central Bank has mentioned that it could reassess the monetary stance.

According to information published by the Central Bank, the average annual short-term nominal interest rate, based on the rate paid by Chilean financial institutions for 90 to 360 days Chilean peso-denominated deposits, was 9.83% in 2023, 5.74% in 2024 and 4.69% for 2025, levels that have been highly influenced by the trend followed by the monetary policy interest rate, which averaged 10.5% in 2023, 6.2% in 2024 and 4.9% in 2025. For the same reason, the average interest rate paid by Chilean financial institutions for 90 to 360 days Chilean peso-denominated deposits in the three-month period ended on March 31, 2026 was 4.39%.

The average annual long-term nominal interest rate, based on the interest rate of the ten-year Chilean peso-denominated bonds in the secondary market, issued by both the Central Bank and the Chilean Government, was 5.66% in 2023, 5.79% in 2024 and 5.68% in 2025. In 2025, the path followed by long-term nominal interest rates was characterized by increased confidence in the Central Bank’s ability to return the inflation rate towards the two-year target range of 2% to 4%, and more specifically to anchor inflation at the midpoint of such range in the medium- and the long-term. Accordingly, the evolution of long-term interest rates in 2025 was highly correlated with the trend followed by 12-month inflation over the year. Thus, during the first half of the year, as 12-month inflation stayed above the upper boundary of the target range, the interest rate of the ten-year Chilean peso denominated bonds averaged 5.83%. Instead, in the second half of the year, when the annual inflation rate began to show an overall downward trend and finally entered into the target range, the interest rate of the ten-year Chilean peso denominated bonds averaged 5.54%. Accordingly, the interest rate of ten-year Chilean peso denominated bonds, issued by both the Central Bank and the Chilean Government, decreased from 5.76% in December 2024 to 5.36% in December 2025, while reaching 5.56% on average for March 2026. In the three-month period ended on March 31, 2026, the interest rate for the same Central Bank and Chilean Government bonds averaged 5.40%.

Chilean Stock Market

During 2025, the S&P/CLX IPSA, a selective stock market price index composed of the 30 most traded Chilean stocks, showed a steady upward trend following the recovery experienced in 2023 and 2024. As of December 30, 2025 (last trading date), the S&P/CLX IPSA reached a level of 10,481 points, which represented an annual increase of 56.2% as compared to the 6,710.0 points recorded as of December 30, 2024 (last trading date), according to data provided by Bloomberg. During 2025 the Chilean stock market performed above expectations while reaching historic highs, on the grounds of diverse factors, including: (i) interest rates that declined from 5.0% in December 2024 to 4.5% in December 2025 as a consequence of the continuation of a monetary easing policy by the Central Bank, as inflation finally converged to the medium-term target range, and long-term interest rates that also declined as inflation expectations became anchored to 3% in the long-run, (ii) valuation terms that seemed to be below medium-term comparables for the local stock market, from which an upside correction was expected by market agents, (iii) a combination of an improved economic outlook and the recovery in private investment, particularly in the mining and the energy sector, which was to some degree supported by the rally experienced by the copper price over the year, (iv) market agents’ optimism on the upcoming political cycle, which would be characterized by market- and investment-oriented reforms, (v) the approval of a pension reform that reaffirmed the role of pension fund managers (AFPs) as part of the pension system while focusing on increasing saving in individual accounts, and (vi) reforms introduced to the permits system in some economic sectors, which should allow to accelerate investment in the future.

During the three-month period ended March 31, 2026, the Chilean stock market displayed a positive overall performance, as reflected by the evolution of the S&P/CLX IPSA, which ended the quarter at 10,640.1 points, representing a year-to-date growth of 1.5% when compared to December 30, 2025 (the last trading date of the year). Although, in general, the Chilean equity market showed a positive overall trend during the quarter, market dynamics were increasingly shaped by heightened uncertainty, particularly toward the end of February, regarding the escalation of the war between the United States, Israel, Iran and other countries of the Middle East. In fact, the conflict resulted in higher volatility across global equity markets, including Chile’s, primarily driven by a sharp increase in oil prices and renewed inflation concerns that could lead to tighter monetary policy stances. Amid this backdrop, the S&P/CLX IPSA showed resilience in March 2026, supported by stocks in certain sectors, although short-term corrections took place due to global market concerns.

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

Critical Accounting Policies

The preparation of our consolidated financial statements under IFRS Accounting Standards requires management to make certain estimates and assumptions, as some of the amounts reported in the financial statements are related to matters that are uncertain or require modeling. Some of these estimates include, but are not limited to, the determination of allowances for expected credit losses, the calculation of fair value of certain financial instruments, the estimate of deferred tax assets or liabilities, among others. Although we evaluate these estimates, assumptions and models on an ongoing basis, they could change from time to time, which may have a material impact on our financial condition or results of operations. Also, actual results may differ from prior estimates and assumptions, and if these differences were significant enough, our reported results of operations could be affected materially.

We believe the following are the most critical areas that require considerable management judgment or involve a higher degree of complexity in the application of the accounting policies that currently affect our financial condition and results of operations.

For more information on the accounting policies used for the preparation of our financial statements, see Note 2 to our audited consolidated financial statements as of and for the year ended December 31, 2025, which are included in this annual report.

Allowances for Loan Losses

IFRS 9 establishes requirements for the classification and measurement of financial assets by introducing an approach based on both the business model used by the company or bank to manage financial assets and the characteristics of assets’ contractual flows.

In terms of impairment, IFRS 9 establishes a single model to be applied to all financial instruments, which requires timely recognition of the expected credit losses (“ECLs”) by introducing a “prospective” analysis for their calculation.

For assets measured at either amortized cost or measured at FVOCI, including loan commitments and contingent loans, this approach requires a timely recognition of ECLs, which may be accounted as: (i) a loss allowance for assets measured at amortized cost, which is deducted from the actual balance of these assets, (ii) a liability provision for contingent loans, or (iii) a profit or loss in the income statement for financial assets that are measured at FVOCI.

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

Expected Credit Losses

The expected credit loss is the probability-weighted estimate of credit losses, i.e., the present value of all cash losses. A cash loss is the difference between the cash flows that are due to an entity and the cash flows that the entity expects to receive. The three main parameters used for the calculation of the expected credit losses are as follows:

●	Probability of Default (PD): The PD is an estimate of the likelihood of a client or counterparty to fail in meeting its legal obligation of payment at a certain time horizon. The default event only occurs in the event that the asset belongs to the Bank and the counterparty has not complied with the payment of installments as agreed by contract.

●	Loss Given Default (LGD): The LGD is the mathematical expectation of the percentage loss that would be incurred if an asset defaults and is expressed as a percentage of the exposure at the time of default.

●	Exposure at Default (EAD): The EAD is an estimate of the exposure at the expected date of default, which takes into account expected changes in the exposure after the reporting date, including repayments of principal and interest, whether scheduled by contract or not, expected drawdowns on committed facilities, and accrued interest on unpaid installments.

●	Credit Conversion Factor (CCF): The CCF is the percentage amount used to estimate the EAD related to off-balance sheet items, such as contingent loans or credit commitments.

This policy involves significant management judgment in determining model parameters, such as PD, LGD, and EAD which are each based on historical performance, borrower characteristics and incorporate forward-looking macroeconomic factors. Therefore, minor changes in assumptions on the economic outlook, such as GDP growth, inflation rate, unemployment rate or interest rates, among others, may materially impact the estimates of expected credit losses and therefore our results of operations. The inherent uncertainty, reliance on internal models, and sensitivity to scenario weights make expected credit losses a critical accounting estimate.

Fair Value Estimates for Financial Assets and Liabilities

IFRS 13 defines “fair value” as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. IFRS 13 seeks to increase consistency and comparability in fair value measurements and related disclosures through a ‘fair value hierarchy.’ The hierarchy categorizes the inputs used in valuation techniques into three levels. The hierarchy gives the highest priority (Level 1) to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs (Level 2 and Level 3). Instruments classified in Level 2 and Level 3 of the fair value hierarchy rely heavily on modeling and assumptions. Reasonably, possible changes in key financial inputs may materially impact our results of operations, other comprehensive income, and equity accounts, which makes this a critical accounting policy.

The Bank uses valuation techniques as appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. The objective of using a valuation technique is to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions. Three widely used valuation techniques are:

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

For more information regarding the accounting principles associated with the valuation of financial assets and liabilities, see Note 2(h) to our audited consolidated financial statements as of and for the year ended December 31, 2025 appearing elsewhere in this annual report. Also, for a further description of our internal fair value classification, see Note 41 to our audited consolidated financial statements as of and for the year ended December 31, 2025 appearing elsewhere in this annual report.

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

The recognition of deferred tax assets depends on management's judgment regarding future taxable income and the probability of realizing tax benefits. This approach relies on assumptions about business performance, economic conditions, changes in the tax law, and the timing of reversal of temporary differences. Therefore, changes in these assumptions may have a material impact on deferred tax balances and our results of operations, which makes this a critical accounting policy.

Results of Operations for the Years Ended December 31, 2023, 2024 and 2025

The consolidated financial information presented in this section for the years ended December 31, 2023, 2024 and 2025 has been audited and prepared in accordance with IFRS Accounting Standards. In addition, to the extent that it is available and because we believe it is useful in analyzing our results, we have included information classified by the business segments that we use for internal reporting purposes.

Net Income for the year

The following table sets forth the principal components of our net income for the year, as detailed in our audited consolidated financial statements for the years ended December 31, 2023, 2024 and 2025:

	For the Year Ended December 31,						% Increase (Decrease)
	2023		2024		2025		2023/2024	2024/2025
	(in millions of Ch$, except percentages)
IFRS:
Net interest and inflation indexation income	Ch$	1,920,792	Ch$	2,162,755	Ch$	2,070,082	12.6%	(4.3)%
Net fee and commission income		534,684		556,308		620,703	4.0	11.6
Other income (loss), net		558,708		348,454		338,816	(37.6)	(2.8)
Expected credit losses		(201,944)		(352,706)		(394,862)	74.7	12.0
Total Operating expenses		(1,116,099)		(1,132,734)		(1,130,938)	1.5	(0.2)
Net Operating Income before income tax		1,696,141		1,582,077		1,503,801	(6.7)	(4.9)
Income tax		(322,114)		(333,601)		(318,388)	3.6	(4.6)
Net income for the year	Ch$	1,374,027	Ch$	1,248,476	Ch$	1,185,413	(9.1)%	(5.1)%

2024 and 2025: For the year ended December 31, 2025, our net income for the year decreased by Ch$63,064 million or 5.1% from Ch$1,248,476 million in 2024 to Ch$1,185,412 million recorded in 2025. This annual change was mainly explained by:

●	An annual decline of Ch$92,673 million in net interest and inflation indexation income. This annual change was the result of: (i) an annual decline of Ch$73,298 million in the income from the management of term and interest rates mismatches in the banking book, primarily due to the maturity of the FCIC funding in 2024 (a credit line granted by the Chilean Central Bank to Chilean banks in the context of the Covid-19 pandemic), (ii) an annual decrease of Ch$49,100 million in the contribution of our UF-denominated net asset exposure as a result of lower inflation, (iii) an annual decrease of Ch$30,455 million in the contribution of demand deposits to our funding cost, mainly due to lower short-term interest rates, and (iv) lower margin from time deposits by Ch$11,636 million in 2025, also driven by decreasing interest rates. These effects were partly offset by an annual increase of Ch$71,044 million in income from loans (net of funding cost), primarily steered by improved lending spreads.

●	An annual increase of Ch$42,156 million in expected credit losses, from Ch$352,706 million in 2024 to Ch$394,862 million in 2025, mainly reflecting the outlook for the local economy and key market factors incorporated into our provisioning models, such as GDP growth, unemployment, interest rates, and inflation. In this regard, the macroeconomic outlook incorporated into our models assumes economic activity in line with potential GDP growth, inflation continuing to converge toward the Central Bank's target range, and interest rates reaching neutral levels. These assumptions, together with higher delinquency observed at the end of 2025, influenced the projected repayment capacity of customers and resulted in a moderate increase in expected credit losses for 2025.

●	Lower other income (loss), net by Ch$9,638 million on an annual basis, from Ch$348,454 million as of December 31, 2024 to Ch$338,816 million as of December 31, 2025. This performance was mainly explained by: (i) lower income from exchange, indexation and accounting hedging of foreign currency mostly due to changes in exchange rate adjustments on our off-balance foreign exchange net asset position in derivatives and our leasing portfolio denominated in local currency, as a result of an appreciation of the Chilean peso against the U.S. dollar in 2025, and (ii) an annual decrease in income attributable to investments in other companies explained by a comparison base effect due to the sale of Artikos Chile S.A. in 2024. These effects were partly counterbalanced by: (i) the positive effect of lower interest rates in the income from debt financial instruments at FVTPL and the income from the sale of financial assets at FVTOCI, and (ii) increased results from non-current assets and disposal groups held for sale not admissible as discontinued operations.

These factors were partly offset by:

●	An annual increase of Ch$64,395 million in net fee and commission income (“net fee income”), from Ch$556,308 million in 2024 to Ch$620,703 million in 2025. This change was primarily driven by: (i) higher net fee income from mutual funds and investment funds management as a result of a shift in investors’ preferences towards these investment alternatives (instead of time deposits) that offer higher expected returns in a context of lowered short-term interest rates, (ii) an annual increase in net fee income from transactional services coming from higher credit card usage, (iii) an annual growth in net fee income coming from stock brokerage activities, as a consequence of the strong activity observed in the local stock market during 2025 when compared to 2024 and the participation in specific transactions carried out during the year, and (iv) an annual increase in net fee income from demand accounts and ATMs mostly due to higher debit card transactions in 2025. These effects were partly offset by lower net fee income from our insurance brokerage business in 2025 resulting from lower recognition of upfront fees coming from the alliance with an international provider given the expiration of claw-back clauses during the fourth quarter of the year and lower written premiums in 2025.

●	An annual decrease of Ch$1,796 million in total operating expenses, from Ch$1,132,734 million as of December 2024 to Ch$1,130,938 million as of December 2025. Main explanatory factors behind this behavior were: (i) an annual decrease in personnel expenses, mostly attributable to lower severance payments incurred in 2025 given the organizational restructuring process carried out in 2024, which was partly offset by higher bonusses granted to the staff in recognition of the Bank’s strong performance compared to its peers, and higher salaries (although below inflation), and (ii) lower other operating expenses by Ch$2,081 million mostly associated with lower expenses related to financial leasing operations. These effects were almost entirely offset by an annual increase of Ch$12,937 million in administrative expenses explained by: (i) higher advertising and marketing expenses associated with increased sponsorship initiatives, the promotion of new services offered by our subsidiary Banchile Pagos and higher advertising-related expenses regarding our loyalty programs, and (ii) an annual growth in IT-related expenses mostly related to software licencing and cloud service expenses.

●	An annual decrease in outsourced services, which was attributable to the merger of our former collection services subsidiary, Socofin, into the Bank, and lower expenses from product delivery to customers.

2023 and 2024. For the year ended December 31, 2024, our net income for the year decreased by Ch$125,551 million or 9.1% from Ch$1,374,027 million in 2023 to Ch$1,248,476 million recorded in 2024. This annual change was mainly explained by:

●	An annual decrease of Ch$210,254 million or 37.6% in other income (loss), net, from Ch$558,708 million in 2023 to Ch$348,454 million in 2024. This performance was the consequence of: (i) an annual decrease in income from debt financial instruments and other debt financial instruments held for trading at FVTPL due to the decrease in short-term interest rates together with lower exposures due to the end of the FCIC funding, (ii) lower income from financial derivatives contracts held for trading at FVTPL, mostly influenced by the effect of a higher depreciation of the Chilean peso against the U.S. dollar in 2024 on our average net liability position in foreign currency through derivatives, and (iii) an annual decline in other operating income due to a comparison base effect resulting from the release of non-credit related provisions by the end of 2023. These effects were partly offset by: (i) further income from exchange, indexation and accounting hedging of foreign currency resulting from foreign exchange adjustments on both our off-balance net asset position in hedge accounting derivatives and assets denominated in local currency but adjusted by the effect of changes in foreign exchange, and (ii) higher net financial income from the sale of financial assets at FVTOCI.

●	An annual increase of Ch$150,762 million or 74.7% in expected credit losses, from Ch$201,944 million in 2023 to Ch$352,706 million in 2024, which was mostly related to changes in expectations on the macroeconomic environment for the next 12 months, when compared to the expectations existing as of December 31, 2023 for the coming 12-month period. In this regard, perspectives for 2025 considered a more tempered improvement in economic conditions regarding the expectations prevailing in the previous year, which impacted the outcome from provisioning models, together with delinquency levels by the end of 2024 that had an effect on forecasted customers’ payment capacity.

●	An annual increase of Ch$16,635 million or 1.5% in total operating expenses, from Ch$1,116,099 million in 2023 to Ch$1,132,734 million in 2024. This annual change was explained by: (i) an annual increase in administrative expenses, mainly influenced by increased IT-related expenses, along with increased expenses in fixed-asset maintenance (mostly related to changes in our ATM locations) and greater delivery service expenses to customers, (ii) an increase in depreciation and amortization of intangible assets, and (iii) higher impairments of non-financial assets.

●	An annual increase of Ch$11,487 million or 3.6% in income tax, from Ch$322,114 million in 2023 to Ch$333,601 million in 2024, which was mainly explained by: (i) lower balances of fixed-income securities in 2024 that benefited from the tax treatment associated with Art. 104 of the Chilean Tax Law in 2023, which resulted in greater deductions to the taxable base, (ii) the effect of lower inflation on equity, which may be deducted from the taxable base, in 2024 when compared to the previous year. To a lesser degree and in the opposite direction, a lower net operating income before income tax.

These factors were partly offset by:

●	An annual increase of Ch$241,963 million or 12.6% in net interest and inflation indexation income, from Ch$1,920,792 million in 2023 to Ch$2,162,755 million in 2024. This performance was mostly explained by: (i) an annual increase of Ch$107,428 million in income from loans, from Ch$862,856 million in 2023 to Ch$970,285 million in 2024, mostly explained by average consumer loans that increased 4.3% on an annual basis and improved lending spreads that are converging to levels observed before the Covid-19 pandemic, coupled with a 7.5% increase in the average of residential mortgage loans, (ii) higher contribution of demand deposits to our funding cost by Ch$40,377 million, highly influenced by both the annual expansion of 4.9% in average demand deposits balances caused by lower short-term interest rates, and the positive effect of higher average margins in 2024, (iii) an annual increase of Ch$30,104 million in income from time deposits due to a proactive and targeted pricing management and a 0.9% annual growth in average balances (including retail and wholesale customers), and (iv) an annual improvement of Ch$68,897 million from the management of term and interest rates gapping for positions in the banking book.

●	An annual rise of Ch$21,624 million or 4.0% in net fee income, from Ch$534,684 million in 2023 to Ch$556,308 million in 2024, which was mostly explained by: (i) higher net fee income from mutual funds and investment funds management, as a result of a 38.1% growth in assets under management, (ii) greater net fee income from transactional services, (iii) higher net fee income from cash management due to revised interbank clearing fees, and (iv) greater net fee income from letters of credit, guarantees, collateral, and other contingent loans, which was aligned with increased activity in foreign trade. These effects were partly offset by lower net fee income from insurance brokerage related to both lower recognition of the upfront fee that resulted from the strategic alliance started in 2019, and a decrease in average written premiums due to changes in property and casualty insurance business and non-credit related insurance, and (ii) lower net fee income from demand accounts and ATMs due to both revised interchange rates on debit cards and lower transactions in ATMs as a result of the expiration of a former commercial agreement for the location of part of our ATM network.

Net Interest and Inflation Indexation Income

The tables included under the headings “—Interest and Inflation Indexation Revenue” and “—Interest and Inflation Indexation Expense” set forth information regarding our consolidated interest revenue and expenses, average interest-earning assets and average interest-bearing liabilities for the years ended December 31, 2023, 2024 and 2025. This information is derived from tables included elsewhere in this annual report under “Item 4. Information on the Company—Selected Statistical Information” and is qualified in its entirety by reference to such information.

	For the Year Ended December 31,						% Increase (Decrease)
	2023		2024		2025		2023/2024	2024/2025
	(in millions of Ch$, except percentages)%
IFRS:
Interest and Inflation indexation revenue	Ch$	4,044,665	Ch$	3,771,059	Ch$	3,409,584	(6.8)%	(9.6)%
Interest and Inflation indexation expense		(2,123,873)		(1,608,304)		(1,339,502)	(24.3)	(16.7)
Net interest and Inflation indexation income	Ch$	1,920,792	Ch$	2,162,755	Ch$	2,070,082	12.6%	(4.3)%
Net interest margin(1)(2)		4.57%		4.78%		4.57%

(1)	Net interest and inflation indexation income divided by average interest-earning assets. The average balances for interest-earning assets, including interest readjustments, were calculated on a daily basis for the Bank’s balances and on a monthly basis for our subsidiaries’ balances.
(2)	Net interest margin includes the interest and inflation indexation revenue earned on debt financial instruments held for trading at FVTPL, which is accounted for under Other Income (Loss), net. Similarly, it includes average balances of debt financial instruments held for trading at FVTPL.

2024 and 2025. For the year ended December 31, 2025, our net interest and inflation indexation income was Ch$2,070,082 million, which represents an annual decrease of 4.3% or Ch$92,673 million, as compared to the Ch$2,162,755 million recorded in 2024. The main drivers explaining the annual decrease in net interest and inflation indexation income were:

●	An annual decline of Ch$81,263 million in interest revenue earned on financial investments, including securities at FVTOCI and Amortized Cost (AC). This decrease was partly associated with an annual decline of Ch$43,259 million in interest earned as a result of an annual decrease of 19.6% in the average balances of financial investments, primarily due to the scheduled amortization of the FCIC funding with the Central Bank in 2024, which was repaid with the proceeds obtained from sale or the maturity of FVTOCI and AC securities. In addition, the effect of lower local interest rates during the year resulted in Ch$38,004 million of lower interest revenue earned on fixed-income securities. Accordingly, the average interest rates accrued on these securities declined from 5.2% in 2024 to 4.1% in 2025.

●	An annual decrease of Ch$63,989 million in interest revenue earned on loans to customers (excluding the effect of inflation indexation). This performance was principally explained by a decline of Ch$115,287 million in interest revenue earned on commercial loans, which in turn was almost entirely associated with lower interest rates accrued on these loans, from 6.6% in 2024 to 6.1% in 2025, as a result of: (i) the overall decline in interest rates observed throughout 2025 in both local and foreign markets, and (ii) the scheduled maturity of higher-yielding loans originated from 2022 onwards, reflecting the unprecedented macroeconomic environment experienced during that time. These factors were to some extent offset by: (i) an annual increase of Ch$45,206 million in interest revenue earned on residential mortgage loans, in line with a 7.5% annual growth in average loan balances that resulted in higher interest revenue by Ch$30,511 million, together with an 11 basis points increase in the average interest rate accrued on these long-term loans in 2025, which explained Ch$14,695 million of further interest revenue, and (ii) an annual increase of Ch$6,091 million in interest earned on consumer loans, mostly due to the effect of average consumer loan balances that grew 3.5% over the year, explaining an annual increase of Ch$25,691 million in interest revenue, due to both credit card usage and a moderate reactivation of installment loans in the second half of the year, which was partly offset by an annual decline of Ch$19,600 million in interest revenue produced by lower interest rates accrued on consumer loans in 2025.

●	An annual decrease of Ch$59,331 million in net inflation indexation income due to a lower contribution of our UF-denominated net asset exposure that is indexed to inflation. This annual change was mostly explained by the effect of lower inflation (measured as UF variation) that decreased from 4.4% in 2024 to 3.4% in 2025. This behavior was partly offset by the annual increase in the average net asset exposure to inflation managed by our Treasury segment observed in 2025 when compared to 2024.

●	An annual decrease of Ch$35,535 million in interest revenue earned on loans to banks, mainly explained by: (i) an annual decrease of Ch$20,085 million in interest revenue due to an annual contraction of 33.6% in average balances, largely attributable to overnight deposits in the Chilean Central Bank, as part of liquidity management activities, and (ii) a further reduction in interest revenue by Ch$15,450 million, fostered by the aforementioned trend followed by short-term interest rates in 2025, which decreased from 5.7% in 2024 to 4.5% in 2025.

●	An annual increase of Ch$26,859 million in interest paid on debt financial instruments issued, including commercial paper (“debt instruments” or “debt issued”, hereafter) in 2025 when compared to 2024. In detail, interest paid on debt instruments increased Ch$18,914 million on an annual basis, mainly explained by a 6.6% increase in average balances, which reflected our Treasury’s funding strategy aimed at reducing financial gaps in the banking book by matching long-term assets while raising funding to face the expected reactivation in the lending business. Additionally, interest paid on debt issued rose by Ch$7,945 million in 2025 driven by an annual rise in average interest rates paid on these liabilities from 2.7% in 2024 to 2.8% in 2025, due to the repricing of these liabilities in the prevailing CLF-denominated interest rates scenario.

●	An annual reduction of Ch$25,678 million in interest revenue earned on other assets, which was mostly attributable to a decline in the accrued interest rate on off-shore deposits in correspondent banks, associated with the global easing monetary cycles undertaken by global central banks over the last years. Furthermore, the annual decrease in average balances of deposits in correspondent banks also contributed to the annual decline in interest revenue from other assets.

These factors were partly offset by an annual decrease of Ch$184,025 million in interest expenses paid on time deposits and saving accounts in 2025. This decline was almost entirely explained by lower interest rates paid on these funding instruments, which decreased from 5.3% in 2024 to 4.1% in 2025, reflecting the downward trend in short-term interest rates following the expansionary monetary policy set by the Central Bank since 2023.

Overall, the impact of lower net interest and inflation indexation income translated into a net interest margin of 4.57% in 2025, which is 21 basis points lower than the net interest margin of 4.78% achieved in 2024.

2023 and 2024. For the year ended December 31, 2024, our net interest and inflation indexation income was Ch$2,162,755 million, which represents an annual increase of 12.6% or Ch$241,963 million, as compared to the Ch$1,920,792 million recorded in 2023. The main drivers for the increase in net interest income were:

●	An annual decrease of Ch$497,775 million in interest paid on time deposits and saving accounts in 2024. This variation was mostly explained by an annual decrease of Ch$505,569 million that resulted from lower interest rates paid on these instruments, which declined from an average interest rate of 8.8% in 2023 to 5.4% in 2024, in line with five consecutive cuts to the reference rate in 2024 by the Chilean Central Bank from 8.25% in December 2023 to 5.00% in December 2024. This effect was partly offset by Ch$7,794 million in interest paid driven by an annual rise of 0.9% in average time deposits and saving account balances.

●	An annual increase of Ch$9,424 million in interest earned on other assets, mostly explained by higher interest accrued on deposits held in correspondent banks due to the increase in foreign short-term interest rates. Even though global central banks have been cutting their respective reference rates since the second half of 2024, the average level of interest rates has remained above those observed in 2023.

These factors were partly offset by:

●	An annual decrease of Ch$127,905 million in interest earned on debt instruments at both FVTOCI and AC in 2024. This performance was explained by: (i) an annual decline of Ch$90,133 million in interest earned as a result of average interest rates accrued on these securities from 6.8% in 2023 to 5.1% in 2024, in line with the aforementioned downward trend observed in short-term interest rates, and (ii) a volume effect that translated into Ch$37,711 million of lower interest earned on these securities due to an annual decrease in average balances, due to the repayment of the FCIC funding (with the Central Bank) in April and July 2024 by means of proceeds obtained from sale or the maturity of FVTOCI and AC securities.

●	An annual decrease of Ch$95,887 million in interest revenues earned on loans to banks, mostly explained by the effect of lower interest rates accrued on these instruments, from 9.4% in 2023 to 5.1% in 2024, attributable to: (i) lower short-term interest rates (linked to changes in the local monetary policy) earned on overnight deposits held in the Chilean Central Bank, which explained Ch$77,939 million of lower interest earned, and (ii) an annual decline of 28.6% in average balances of loans to banks that explained an annual decrease of Ch$17,948 million in interest earned, also in connection with the end of the FCIC funding.

●	An annual decrease of Ch$42,494 million in interest revenues earned on loans to customers, mostly explained by the effect of lower interest rates. At a product level, the main explanatory factor was an annual decline of Ch$120,620 million in interest earned on commercial loans, due to average nominal interest rates that declined from 7.4% in 2023 to 6.8% in 2024, in line with scheduled maturities of loans originated before 2023, which carried higher interest rates given the prevailing interest rate scenario in that period, as compared to the current situation marked by interest rates that continue to gradually converge to normalized levels. This effect was partly offset by: (i) an annual increase of Ch$43,424 million in interest revenues earned on residential mortgage loans, mostly explained by both an annual rise of 7.5% on average balances resulting from the effect of inflation on balances denominated in UF and specific market housing dynamics that have prevailed in Chile during the last years, together with a slight increase in average interest rates carried by this product as a result of a slight pickup in average local long-term interest rates, in nominal and real terms, due to long-term inflation expectations, and (ii) an annual increase of Ch$34,701 million in interest revenues earned on consumer loans, associated with a volume effect due to average balances that grew 4.3% on an annual basis, related to both improved installment loan origination and growth in credit card loans.

●	An annual increase of Ch$10,413 million in interest paid on debt instruments (including commercial paper), which was mostly influenced by the annual nominal increase of 3.1% in the average balances of debt issued. The annual increment in average balances was mostly related to the effect of inflation on UF-denominated bonds and the issuance of senior debt in the local market to replace scheduled amortizations.

Overall, the impact of higher net interest income translated into a net interest margin of 4.78% in 2024, which is 21 basis points higher than the net interest margin of 4.57% achieved in 2023.

Interest and Inflation Indexation Revenue

The following table sets forth information regarding our interest and inflation indexation revenue and average interest-earning assets for the years ended December 31, 2023, 2024 and 2025:

	For the Year Ended December 31,						% Increase (Decrease)
	2023		2024		2025		2023/2024	2024/2025
	(in millions of Ch$, except percentages)%
IFRS:
Interest and inflation indexation revenue	Ch$	4,044,665	Ch$	3,771,059	Ch$	3,409,584	(6.8)%	(9.6)%
Average interest-earning assets:
Commercial loans		20,025,808		20,138,864		20,158,212	0.6	0.1
Residential mortgage loans		11,813,565		12,694,450		13,643,647	7.5	7.5
Consumer loans		5,094,092		5,314,222		5,500,263	4.3	3.5
Total loans		36,933,465		38,147,536		39,302,122	3.3	3.0
Rights by resale agreements		48,648		69,235		88,955	42.3	28.5
Other Assets		398,780		419,368		477,564	5.2	13.9
Financial investments		8,566,684		6,459,037		6,460,177	(24.6)	0.0
Loans to banks		1,766,337		1,260,299		836,653	(28.6)	(33.6)
Total	Ch$	47,713,914	Ch$	46,355,475	Ch$	47,165,471	(2.8)%	1.7%
Average nominal rates earned on total interest-earning assets(1)(2):		9.13%		8.38%		7.49%

(1)	See “Item 4. Information on the Company—Selected Statistical Information—Average Balance Sheets, Interest Earned on Interest-Earning Assets and Interest Paid on Interest-Bearing Liabilities.”
(2)	Average rates earned on interest-earning assets do not include the interest earned on debt instruments held for trading at FVTPL, which is accounted for under Other Income (Loss), net. However, it does include average balances of debt instruments held for trading at FVTPL.

2024 and 2025. For the year ended December 31, 2025, our interest and inflation indexation revenue amounted to Ch$3,409,584 million, which denotes a 9.6% or Ch$361,475 million decrease when compared to the Ch$3,771,059 million recorded in 2024. This annual variation was aligned with the trend observed in key macroeconomic indicators in Chile and abroad. In fact, short-term nominal interest rates closely tracked the local reference rate that was reduced twice by the Chilean Central Bank (25 basis points in July 2025 and 25 basis points in December 2025) in the context of inflation expectations that remained at the midpoint of the Central Bank’s target range as 12-month inflation decreased below the upper boundary of that range. For the same reason, medium- and long-term interest rates also continued to exhibit a downward trend throughout the year, with a more marked decline in the fourth quarter of the year. As a result of the decline in interest rates –in all tenors of the nominal yield curve– interest revenue (excluding the effect of inflation indexation) decreased by Ch$206,289 million in 2025 when compared to 2024, which was partly offset by a 1.7% annual increase in average interest-earning assets, mainly concentrated in residential mortgage and consumer loans. This effect was coupled with an annual decline of Ch$155,186 million in inflation indexation revenue, primarily reflecting the 12-month decrease in inflation from 4.4% in 2024 to 3.4% in 2025, both figures measured as UF variation, which was slightly offset by higher average balances of inflation-indexed assets.

Based on these effects, the overall average interest rate earned on our assets decreased from 8.38% in December 2024 to 7.49% in December 2025.

2023 and 2024. For the year ended December 31, 2024, our interest and inflation indexation revenue amounted to Ch$3,771,059 million, which denotes a 6.8% or Ch$273,606 million decrease when compared to the Ch$4,044,665 million recorded in 2023. This change was mostly associated with the downward trend observed in interest rates in the local market, particularly in the short-term, due to five consecutive cuts made to the local reference interest rate, from 8.25% in December 2023 to 5.00% in December 2024. The expansionary stance adopted by the Chilean Central Bank was based on 12-month inflation that, although remaining above the two-year target range of 2% to 4%, seemed to be converging to desired levels. Medium-term interest rates followed a similar downward trend, in light of expectations on the macro environment for the coming months. Furthermore, average interest-earning assets decreased 2.8% or Ch$1,285,889 million on an annual basis, primarily due to the full repayment of the FCIC by Ch$4,348,400 million in 2024, for which interest earning assets used as collateral of this obligation were sold. As a result of these effects, interest revenues experienced an annual decline of Ch$258,244 million. In addition, the interest revenue from inflation indexation decreased Ch$7,201 million as a result of lower inflation that, measured as UF variation, decreased from 4.8% in 2023 to 4.4% in 2024.

Based on these effects, the overall average interest rate earned on our assets decreased from 9.13% in December 2023 to 8.38% in December 2024.

Interest and Inflation Indexation Expense

The following table sets forth information regarding our interest and inflation indexation expense and average interest-bearing liabilities for the years ended December 31, 2023, 2024 and 2025:

	For the Year Ended December 31,						% Increase (Decrease)
	2023		2024		2025		2023/2024	2024/2025
	(in millions of Ch$, except percentages)%
IFRS:
Interest and inflation indexation expense	Ch$	2,123,873	Ch$	1,608,304	Ch$	1,339,502	(24.3)%	(16.7)%
Average interest-bearing liabilities:
Time deposits and Saving accounts (1)		15,134,689		15,267,720		15,236,466	0.9	(0.2)
Obligations by repurchase agreements		141,312		178,995		179,240	26.7	0.1
Borrowings from financial institutions		5,254,317		2,600,300		1,362,732	(50.5)	(47.6)
Debt financial instruments issued		10,258,411		10,726,687		11,210,904	4.6	4.5
Commercial Papers		151,830		10,847		236,847	(92.9)	2,083.5
Lease Liabilities		89,887		94,931		84,041	5.6	(11.5)
Other financial obligations		144,565		176,458		131,914	22.1	(25.2)
Total	Ch$	31,175,011	Ch$	29,055,938	Ch$	28,442,144	(6.8)%	(2.1)%
Average rates paid on total interest-bearing liabilities(2):		6.81%		5.54%		4.71%
Average noninterest-bearing current account and other demand deposits	Ch$	13,464,628	Ch$	14,124,978	Ch$	14,591,337	4.9%	3.3%

(1)	Includes interest-bearing current accounts and other demand deposits.
(2)	See “Item 4. Information on the Company—Selected Statistical Information—Average Balance Sheets, Interest Earned on Interest-Earning Assets and Interest Paid on Interest-Bearing Liabilities.”

2024 and 2025. Our interest and inflation indexation expense decreased 16.7% or Ch$268,802 million, from Ch$1,608,304 million in 2024 to Ch$1,339,502 million in 2025. The annual decrease in interest and inflation indexation expense was mostly explained by the same interest rate effect discussed above. In this regard, the monetary policy interest rate averaged 4.9% in 2025, representing an annual decline of 132 basis points when compared to the annual average of 6.2% recorded in 2024. Since the changes in short-term interest rates are directly linked to changes in the local and foreign reference rates, the interest rate paid on our short-term liabilities significantly benefited from the easing monetary policies followed by central banks during the year, resulting in an annual decline of Ch$173,919 million in interest expense (excluding the effect of inflation indexation), which in turn was slightly offset by a volume effect that translated into higher interest expense of Ch$5,244 million, associated with an average annual growth of 8.0% in debt issued. In addition, the effect of lower inflation on our UF-denominated interest-bearing liabilities in 2025 resulted in an annual decrease of Ch$100,128 million in inflation-indexation expense, compared to 2024.

As a result of the annual decrease of 16.7% in interest and inflation indexation expense, our interest paid on interest bearing liabilities decreased from 5.54% in December 2024 to 4.71% in December 2025.

2023 and 2024. Our interest and inflation indexation expense decreased 24.3% or Ch$515,569 million, from Ch$2,123,873 million in 2023 to Ch$1,608,304 million in 2024. This annual decrease was mostly explained by an annual decline of Ch$486,001 million in interest expenses (excluding the effect of inflation), which was the result of: (i) the negative effect of lower nominal interest rates accrued on interest bearing liabilities, particularly in the short-term, in line with the annual decrease of 325 basis points in the local reference rate throughout the year, together with similar paths followed by reference rates in foreign currencies by the end of 2024, and (ii) a volume effect explained by an annual decrease of 6.8% or Ch$2,119,073 million in average interest-bearing liabilities in 2024, mostly driven by the end of the FCIC funding in July 2024, which explained an annual decrease of 50.5% or Ch$2,654,017 million in average balances of borrowings from financial institutions. To a lesser extent, the effect of lower inflation on our UF-denominated interest-bearing liabilities (from 4.8% in 2023 to 4.4% in 2024, measured as UF variation) explained an annual decline of Ch$19,173 million in interest expenses related to inflation indexation.

As a result of the annual decrease of 24.3% in interest and inflation indexation expense, our interest paid on interest bearing liabilities decreased from 6.81% in December 2023 to 5.54% in December 2024.

Net Fee and Commission Income

The following table sets forth certain components of our net fee and commission income (net of fees paid to third parties that provide support for those services) for the years ended December 31, 2023, 2024 and 2025:

	Year Ended December 31,						% Increase (Decrease)
	2023		2024		2025		2023/2024	2024/2025
	(in millions of Ch$, except percentages)
IFRS:
Mutual funds	Ch$	118,170	Ch$	142,311	Ch$	172,785	20.4%	21.4%
Insurance		119,732		104,131		102,423	(13.0)	(1.6)
Current accounts, overdrafts, credit lines and credit cards		121,240		130,104		154,607	7.3	18.8
Demand accounts and ATMs		74,615		60,495		63,570	(18.9)	5.1
Stock brokerage		9,376		10,992		15,884	17.2	44.5
Cash management services		2,711		10,249		12,629	278.1	23.2
Letters of credit, guarantees, collateral and other contingent loans		38,280		42,796		43,678	11.8	2.1
Custody and trust services		10,608		11,554		12,305	8.9	6.5
Foreign trade and currency exchange		2,794		3,816		3,871	36.6	1.4
Financial advisory services		5,274		2,688		2,549	(49.0)	(5.2)
Credits and factoring		3,563		6,124		5,284	71.9	(13.7)
Collection services		166		212		205	27.7	(3.3)
Teller services expenses		(4,279)		(4,120)		(4,010)	(3.7)	(2.7)
Wire transfers and payment orders		19,265		22,365		24,432	16.1	9.2
Other		13,169		12,591		10,491	(4.4)	(16.2)
Net Fee and Commission Income	Ch$	534,684	Ch$	556,308	Ch$	620,703	4.0%	11.6%

2024 and 2025. Our net fee income totaled Ch$620,703 million in 2025, which denotes an 11.6% annual increase when compared to the Ch$556,308 million recorded in 2024. This annual increase in fee-based income was primarily supported by:

●	An annual increase of Ch$30,474 million or 21.4% in net fee income from mutual funds management from Ch$142,311 million in 2024 to Ch$172,785 million in 2025. This performance was primarily attributable to a shift in clients’ preferences that moved from time deposits to investment instruments offering higher expected returns amid the anticipated decline in short-term interest rates. In response to these dynamics, our Mutual Fund and Investment Fund Management subsidiary continued to strengthen the product offering initially developed in 2023, which remained highly demanded by clients throughout 2025. As a result, the subsidiary recorded a 13.1% annual increase in average assets under management (“AUM”) and a 10.6% expansion in its investor base compared to 2024. Additionally, both the appreciation observed in the local equity market and the decline in long-term interest rates contributed to higher valuation of managed portfolios, further supporting the growth in net fee income during the period.

●	An annual increase of Ch$24,503 million or 18.8% in net fee income from transactional services (including current accounts, overdrafts, credit lines, and credit cards), from Ch$130,104 million in 2024 to Ch$154,607 million in 2025. This growth was primarily attributable to: (i) a 6.4% annual increase in the number of credit card transactions, reflecting the continued shift towards digital payment methods and the effectiveness of our enhanced value proposition, including benefits offered through our loyalty programs; and (ii) a 9.5% appreciation of the Chilean peso against the U.S. dollar, which reduced USD-denominated fee expenses associated with our credit card loyalty program, thereby contributing positively to our net fee income.

●	An annual increase of Ch$4,892 million or 44.5% in net fee income from stock brokerage, from Ch$10,992 million in 2024 to Ch$15,884 million in 2025, mainly associated with an 85.4% annual increase in stock trading turnover intermediated by our brokerage subsidiary. The higher activity reflects the strengthened performance of the local equity market during 2025 —particularly in the second half of the year— and the subsidiary’s participation in specific transactions executed in the local market throughout the period, which contributed to the expansion in brokerage net fee income.

●	An annual increase of Ch$3,075 million or 5.1% in net fee income from demand accounts and ATMs, from Ch$60,495 million in 2024 to Ch$63,570 million in 2025. This growth was primarily driven by an 11.8% annual increase in debit card transactions, supported in part by the continued expansion of our FAN Account ecosystem, which added approximately 300,000 new users in 2025, contributing to higher transaction volumes and associated net fee income.

●	An annual increase of Ch$2,380 million or 23.2% in net fee income from cash management services, from Ch$10,249 million in 2024 to Ch$12,629 million in 2025. This annual growth was primarily driven by a downward adjustment in interbank fees paid on electronic money transfers during 2025, which reduced related fee expense and contributed positively to net fee income.

These positive drivers were partially offset by an annual decrease of Ch$1,708 million or 1.6% in net fee income from the insurance brokerage business, from Ch$104,131 million in 2024 to Ch$102,423 million in 2025. This annual decline was produced by: (i) an annual decrease in the recognition of the upfront fee received as part of the strategic alliance initiated in 2019, due to the expiration of clawback clauses in June 2024 (casualty insurance agreement) and December 2024 (life insurance agreement) and (ii) a 5.4% decrease in average written premiums explained by a change in the dynamics of property and casualty insurance business linked to residential mortgage loans.

2023 and 2024. Our net fee income totaled Ch$556,308 million in 2024, which denotes a 4.0% annual increase when compared to the Ch$534,684 million recorded in 2023. This annual increase in net fee income was primarily supported by:

●	An annual increase of Ch$24,141 million or 20.4% in net fee income from mutual funds management from Ch$118,170 million in 2023 to Ch$142,311 million in 2024. This change was largely associated with the 38.1% expansion in AUM, which in turn was supported by new fixed-income funds launched by our mutual funds and investment funds management subsidiary. Through these actions, our subsidiary pursued designing attractive value offerings for the Bank’s former time deposit holders who were seeking to benefit from expected changes in local interest rates by investing in both fixed-income funds and equity funds.

●	An annual increase of Ch$8,864 million or 7.3% in net fee income from transactional services (including current accounts, overdrafts, credit lines, and credit cards), from Ch$121,240 million in 2023 to Ch$130,104 million in 2024. The main factor explaining this change was an annual increase of 12.8% in the amount of billed purchases and an annual increase of 10.9% in the number of transactions made by our customers with credit cards, which is consistent with the widespread and increasing use of this payment channel among customers in conjunction with attractive value offerings we have designed for them, including the benefits provided to credit card users through our loyalty programs. These drivers enabled us to deal with some factors that adversely affected net fee income from transactional services, including: (i) the implementation of the new interchange rates framework, as established by the Technical Committee in October 2023, which revised the previously applicable fees paid by customers on credit cards downwards, and (ii) the impact of a 13.8% depreciation of the Chilean peso against the U.S. dollar in 2024 on USD-denominated fee expenses related to our credit card loyalty program.

●	An annual increase of Ch$7,538 million in net fee income from cash management services, from Ch$2,711 million in 2023 to Ch$10,249 million in 2024. The annual increase was primarily prompted by reduced fees paid on interbank clearance to other banks, which were renegotiated downwards during 2024.

●	An annual increase of Ch$4,516 million or 11.8% in net fee income from contingent loans, from Ch$38,280 million in 2023 to Ch$42,796 million in 2024. This improved performance was aligned with the positive trend experienced by trade finance loans in 2024, which increased due to both improved foreign trade in 2024 and Ch$ depreciation. In addition, contingent loans increased due to specific operations in the corporate banking unit related to natural resources, infrastructure, and the public sector.

●	Increased net fee income from wire transfers and payment orders by Ch$3,100 million or 16.1%, from Ch$19,265 million in 2023 to Ch$22,365 million in 2024. This increase resulted from a higher volume of payments orders in foreign currency, as requested by wholesale banking customers.

These positive drivers were partially offset by the following factors:

●	An annual decrease of Ch$15,601 million or 13.0% in net fee income from the insurance brokerage business, from Ch$119,732 million in 2023 to Ch$104,131 million in 2024. This annual decline was produced by a combination of factors, including: (i) an annual decrease in the recognition of the upfront fee received as part of the strategic alliance initiated in 2019, which explained approximately Ch$6,549 million in lower fee income, due to the expiration of clawback clauses in June 2024 (casualty insurance agreement) and December 2024 (life insurance agreement), (ii) a 3.0% decrease in average written premiums explained by both a change in the dynamics of property and casualty insurance business linked to residential mortgage loans and lower dynamism in the non-credit related insurance, and (iii) an annual increase in loan prepayment, given the downward trend adopted by interest rates in 2024 following the monetary actions taken by the Central Bank, which resulted in greater reimbursements of non-accrued insurance premiums that negatively impacted fee income from insurance brokerage.

●	An annual decrease of Ch$14,120 million or 18.9% in net fee income coming from demand accounts and ATMs, from Ch$74,615 million in 2023 to Ch$60,495 million in 2024, which was primarily caused by: (i) the adverse effect of revised interchange rates on debit and prepayment cards, as set by the technical committee in October 2023, which reduced fees paid by customers on transactions made through these kinds of payment channels, and (ii) the expiration of a former commercial agreement for location of our ATM network and the implementation of a new one in 2024, which partly explained the 24.6% decrease in transaction volume. These drivers were to some extent offset by an annual increase of 14.5% in transactions made with debit cards in 2024 as compared to 2023, which is partly attributable to the expansion of our FAN Account ecosystem that added approximately 308,000 users in 2024.

Other Income (Loss), Net

Other income (loss), net, consists of net financial result, income from investments in other companies, income (expense) from non-current assets and disposal groups held for sale not admissible as discontinued operations and other operating income. Net financial result includes net gains and losses from financial instruments held for trading at fair value through profit or loss, derecognition of financial assets and liabilities at AC and financial assets at FVTOCI, exchange, indexation and accounting hedging of foreign currency, and ineffective accounting hedges.

The following table sets forth certain components of our other income (loss), net, for the years ended December 31, 2023, 2024 and 2025:

	For the Year Ended December 31,						% Increase (Decrease)
	2023		2024		2025		2023/2024	2024/2025
	(in millions of Ch$, except percentages)
IFRS:
Financial instruments held for trading at fair value through profit or loss:
Financial derivative contracts	Ch$	11,214	Ch$	(52,596)	Ch$	(53,799)	—%	(2.3)%
Debt and Other financial instruments		340,417		154,013		163,107	(54.8)	5.9
Derecognition of financial assets and liabilities at amortized cost and financial assets at FVTOCI:
Financial assets at amortized cost		256		200		(1,703)	(21.9)	—
Financial assets at fair value through other comprehensive income		(4,522)		8,050		14,875	—	84.8
Financial liabilities at amortized cost		(1)		—		—	—	—
Exchange, indexation and accounting hedging of foreign currency		122,189		170,813		149,834	39.8	(12.3)
Ineffective accounting hedges		—		—		—	—	—
Net financial result		469,553		280,480		272,314	(40.3)	(2.9)
Income from investments in other companies		13,409		16,655		11,983	24.2	(28.1)
Income (expense) from non-current assets and disposal groups held for sale not admissible as discontinued operations		2,807		(458)		6,042	—	—
Other operating income		72,939		51,777		48,477	(29.0)	(6.4)
Total other income (loss), net	Ch$	558,708	Ch$	348,454	Ch$	338,816	(37.6)%	(2.8)%

2024 and 2025. Our other income (loss), net amounted to Ch$338,816 million in 2025, which denoted a 2.8%, or Ch$9,638 million, annual decrease when compared to the Ch$348,454 million recorded in 2024. This annual decrease was mainly the result of:

●	An annual decrease of Ch$20,979 million or 12.3% in income from exchange, indexation and accounting hedging of foreign currency, from a net gain of Ch$170,813 million in 2024 to a net gain of Ch$149,834 million in 2025. This performance was mostly associated with: (i) a decrease of Ch$292,669 million in gains from foreign currency exchange on our off-balance foreign exchange net asset position in derivatives held for hedge accounting (that mirror the on-balance liability exposure to foreign exchange risk), mainly attributable to the 9.5% appreciation of the Chilean peso against the U.S. dollar in 2025 when compared to the 13.8% depreciation observed in 2024, and (ii) gain from indexation for exchange rate on our portfolio of assets denominated in local currency but indexed to exchange rate (mostly leasing loans), explaining Ch$35,937 million of lower income, due to the same trend in exchange rate mentioned above, which more than offset the positive effect of higher average exposure to foreign exchange in 2025 when compared to 2024. These effects offset an annual decrease of Ch$307,627 million in losses from foreign currency exchange adjustments on our on-balance foreign exchange liability exposure (related to long-term senior bonds denominated in foreign currency) as a consequence of the same reasons mentioned above.

●	An annual decrease of Ch$4,672 million or 28.1% in income from investments in other companies, from Ch$16,655 million in 2024 to Ch$11,983 million in 2025, mostly explained by a comparison base effect due to the sale of our total ownership in Artikos Chile S.A. to the Santiago Chamber of Commerce A.G. during December 2024, amounting to Ch$7,925 million.

These effects were partly offset by:

●	An annual increase of Ch$9,094 million in other income (loss), net, coming from debt and other financial instruments at FVTPL. This change was mostly explained by: (i) a growth of 52.1% in average debt and other financial instruments at FVTPL balances in 2025 when compared to 2024, mostly associated with short-term notes issued by the Chilean Central Bank (“PDBC,” for its Spanish acronym), as a consequence of liquidity management activities, and (ii) the effect of lower mid-term interest rates during the year that benefited the fair value of longer-tenor securities booked in this portfolio. These effects were partly offset by short-term nominal interest rates in local currency that tracked the local monetary policy interest rate, which decreased (on average) from 6.2% in 2024 to 4.9% in 2025, reducing the interest rate accrued on these instruments over the year, and (ii) the effect of lower inflation on inflation indexation income earned on debt financial instruments at FVTPL denominated in CLF.

●	An annual increase of Ch$6,825 million in the sale of financial assets at FVTOCI, from a net gain of Ch$8,050 million in 2024 to a net gain of Ch$14,875 million in 2025, which was mostly driven by the sale of local and foreign currency financial assets at FVTOCI that accumulated marking-to-market gains on equity accounts during 2025. This annual change was attributable to the downward trend observed in local interest rates throughout the year and specific shifts in long-term interest rates denominated in USD during the third quarter of the year, all allowing us to benefit from positive fair value adjustments of financial assets at FVTOCI denominated in CLF and USD in 2025.

●	An annual growth of Ch$6,500 million in income (expense) from non-current assets and disposal groups held for sale not admissible as discontinued operations, from a net loss of Ch$458 million in 2024 to a net gain of Ch$6,042 million in 2025, steered by the sale of former branch locations closed as part of our service and sales model transformation program we have deployed over the last years.

2023 and 2024. Our other income (loss), net amounted to Ch$348,454 million in 2024, which denoted a 37.6%, or Ch$210,254 million, annual decrease when compared to the Ch$558,708 million recorded in 2023. This annual decrease was mainly the result of:

●	An annual decrease of Ch$186,404 million in income from debt and other financial instruments at FVTPL, from Ch$340,417 million in 2023 to Ch$154,013 million in 2024. This performance was principally explained by: (i) the effect of lower short-term interest rates on the interest accrued on these securities, in line with the trend followed by local overnight rates that decreased from 10.5% in 2023 to 6.2% in 2024 on average, (ii) the effect of lower inflation on inflation indexation income earned on securities indexed to the UF, and (iii) an annual decrease in average balances of debt and other financial instruments at FVTPL due to the management of the High Quality Liquid Assets (“HQLA”) portfolio in light of the termination of the FCIC funding in 2024.

●	An annual decrease of Ch$63,810 million in income from financial derivative contracts, from a net gain of Ch$11,214 million in 2023 to a net loss of Ch$52,596 million in 2024. This performance was mostly associated with: (i) higher losses by Ch$41,151 million due to exchange rate adjustments of our average net liability position in financial derivative contracts denominated in foreign currency, from a net loss of Ch$38,995 million in 2023 to a net loss of Ch$80,147 million in 2024, related to the sharp year-end depreciation of 13.8% of the Chilean peso against the U.S. dollar in 2024 when compared to a depreciation of only 2.8% of the Chilean peso against the U.S. dollar in 2023, together with greater net liability exposure to exchange rate through foreign currency derivatives in 2024, and (ii) an annual decline of Ch$25,969 million in income from fair value adjustments on financial derivative contracts resulting from shifts in both foreign and local interest rates that negatively impacted the fair value of such instruments. These effects were partly counterbalanced by a lower loss associated with our net liability position in financial derivative contracts indexed to the UF by Ch$3,539 million due to the effect of lower inflation.

●	An annual decrease of Ch$21,162 million or 29.0% in other operating income, from Ch$72,939 million in 2023 to Ch$51,777 million in 2024. This result was almost entirely explained by a comparison base effect arising from the release of non-credit related provisions by approximately Ch$23,355 million by the end of 2023.

These effects were partly offset by:

●	An annual increase of Ch$48,624 million or 39.8% in income from exchange, indexation and accounting hedging of foreign currency. This annual change was mainly due to: (i) an annual increase of Ch$94,424 million in gains from foreign currency exchange on our off-balance foreign exchange net asset position in derivatives held for cash flow hedge accounting that mirrors the on-balance liability exposure to foreign exchange through long-term debt denominated in foreign currency, due to the year-end depreciation of 13.8% of the Chilean peso against the U.S. dollar in 2024 when compared to the year-end depreciation of 2.8% of the Chilean peso against the U.S. dollar in 2023, and (ii) an annual increase of Ch$15,919 million in gains from indexation for exchange rate changes from our portfolio of assets denominated in local currency but adjusted by the effect of changes in the exchange rate, as a result of the mentioned trends in exchange rates. These effects were partly offset by: (i) an annual decline of approximately Ch$66,340 million in gains from foreign currency linked to our on-balance foreign exchange liability exposure, given both the higher depreciation of the Chilean peso against the U.S. dollar in 2024 when compared to 2023, and (ii) an annual decline in gains from foreign currency associated with the management of our foreign currency intra-day position and foreign exchange transactions carried out with customers due to a high basis for comparison.

●	An annual increase of Ch$12,572 million in the sale of financial assets at FVTOCI, from a net loss of Ch$4,522 million in 2023 to a net gain of Ch$8,050 million in 2024. This change was particularly explained by the sale of financial assets at FVTOCI denominated in foreign currency in 2024 with positive fair value adjustments accumulated in other comprehensive income that benefited from the downward trend observed in short-term interest rates in local and foreign markets, as compared to losses recognized in 2023 due to a specific sale of financial assets at FVTOCI, also in foreign currency.

●	An annual increase in income from investments in other companies from Ch$13,409 million in 2023 to Ch$16,655 million in 2024, which was primarily explained by the Ch$7,925 million sale of our total ownership in Artikos Chile S.A., a banking service provider (sociedad de apoyo al giro), to the Cámara de Comercio de Santiago A.G. on December 18, 2024.

Allowances for Expected Credit Losses

We recognize allowances to cover possible credit losses in accordance with IFRS Accounting Standards as issued by the IASB. For statistical information related to our substandard loans and allowances for loan losses, see “Item 4. Information on the Company—Selected Statistical Information” and Note 11(f) to our audited consolidated financial statements as of and for the year ended December 31, 2025. According to regulations applicable to such periods, the amount of allowances charged to income in any period consists of net allowances for possible loan losses. During 2025, we implemented minor changes to the criteria for identifying a significant increase in credit risk (SICR). However, these adjustments did not result in significant changes to allowances for expected credit losses.

The following table sets forth information with respect to our provisions and allowances for expected credit losses and charge-offs for each of the years ended December 31, 2023, 2024 and 2025:

	For the Year Ended December 31,						% Increase (Decrease)
	2023		2024		2025		2023/2024	2024/2025
	(in millions of Ch$, except percentages)
IFRS:
Allowances:
Gross allowances for expected credit losses(1)	Ch$	265,200	Ch$	418,019	Ch$	466,245	57.6%	11.5%
Total loan loss recoveries		63,256		65,313		71,383	3.3	9.3
Net allowances for expected credit losses(1)		201,944		352,706		394,862	74.7	12.0
Charge-offs:
Total charge-offs		434,427		445,198		441,404	2.5	(0.9)
Net charge-offs	Ch$	371,171	Ch$	379,885	Ch$	370,021	2.3%	(2.6)%
Other asset quality data:
Total loans	Ch$	37,651,274	Ch$	38,936,296	Ch$	39,254,314	3.4%	0.8%
Average Loans		36,933,465		38,147,536		39,302,122	3.3	3.0
Allowances for loan losses	Ch$	710,187	Ch$	693,434	Ch$	712,003	(2.4)%	2.7%
Allowances for expected credit losses as a percentage of total loans		1.89%		1.78%		1.81%
Net allowances for expected credit losses as a percentage of average loans		0.55%		0.92%		1.00%

(1)	This amount includes allowances for loans to banks, loans to customers, contingent loans and allowances for impairments for credit risk from financial assets at fair value through other comprehensive income.

2024 and 2025. Our allowances for expected credit losses recorded an annual increase of Ch$42,156 million, from Ch$352,706 million in 2024 to Ch$394,862 million in 2025. The annual increase was primarily the result of:

●	Expected credit losses for loans to customers (including contingent loans) and loans to banks that increased Ch$44,823 million on an annual basis, from Ch$417,010 million in 2024 to Ch$461,833 million in 2025. This annual increase was composed of Ch$40,913 million of higher expected credit losses for loans to customers and loans to banks and Ch$3,910 million of higher expected credit losses related to contingent loans.

By the end of 2025, the baseline macroeconomic scenario included in our provisioning models reflected an outlook marked by gradual and modest adjustments in market variables. Over the next 12 months, economic activity is expected to grow at a moderate pace, broadly aligned with potential GDP growth. Inflation, before the potential effects of recent global changes in oil prices, was expected to continue easing and converging toward the Central Bank’s medium-term target of 3.0%. In this environment, borrowing costs are expected to track the monetary policy interest rate, which is expected to converge to neutral levels gradually. As a result, credit risk dynamics are expected to remain similar to those observed in previous periods. In this regard, during 2025, delinquency indicators increased compared to 2024, suggesting that the normalization of asset quality will take longer than previously anticipated. These higher levels of past-due loans, combined with a macroeconomic environment that is still transitioning toward normalized level, resulted in an increased probability of default for the 12-month horizon as of December 31, 2025 compared to 2024, reflecting a more cautious assessment of short-term credit conditions.

●	An annual increase of Ch$3,403 million in impairment for credit risk of other financial assets at amortized cost and fair value through other comprehensive income, from Ch$1,009 million in 2024 to Ch$4,412 million in 2025. This variation was mainly driven by increased expected credit losses associated with positions held in certificates of deposit issued by local banks.

These effects were partly offset by an annual increase of Ch$6,070 million in recovery of past-due loans, from Ch$65,313 million in 2024 to Ch$71,383 million in 2025. This increase reflects continued strengthening of our collection strategies and operational practices, which contributed to improved recovery performance during the year.

As a result of these factors, our risk expenses ratio (ECLs to average loans) increased from 0.92% in 2024 to 1.01% in 2025.

Regarding delinquency, our past-due loans (loans 90 days or more past-due) reached Ch$721,003 million as of December 31, 2025, representing a 15.8% annual increase compared to the Ch$622,440 million recorded on December 31, 2024. Accordingly, our past-due ratio increased from 1.60% in 2024 to 1.83% in 2025. This increase reflected the persistence of financial and economic dynamics that continued to affect household disposable income and the financial condition of certain companies throughout the year, resulting in higher delinquency levels across the industry and across all lending products. In the Retail Banking segment, past-due loans increased Ch$64,881 million in 2025 compared to 2024, mainly driven by an increase of Ch$57,922 million in Personal Banking past-due loans over the same period. Both consumer and residential mortgage loan portfolios recorded past-due ratios that exceeded the levels observed prior to 2020. These trends were influenced by several factors affecting the industry as a whole, including unemployment rates that remained above historical averages, the cumulative impact of inflation on tradable and non-tradable goods that continued to negatively affect household disposable income after nearly four years of inflation above the Central Bank’s target range, and the lagged effects of subdued economic growth. Furthermore, past-due loans in SME Banking increased Ch$6,959 million in 2025 compared to 2024, primarily driven by the expiration of state-guaranteed programs that had provided financing to SMEs at more favorable terms in previous years, and the impact of modest economic activity on business opportunities for SMEs. Lower-than-expected performance in industries served by our Wholesale Banking segment also had an effect on SMEs, given their dependence on overall commercial activity.

In the Wholesale Banking segment, past-due loans increased Ch$33,682 million in 2025 compared to 2024. This increase was mainly caused by the slowdown in business activity across several industries, which resulted in weaker performance in Corporate Banking and Large Companies Banking. Even though private investment recorded a significant recovery in 2025, this improvement was primarily concentrated in the mining and energy sectors, which represent a limited share of our commercial loan portfolio served by these banking units. Other industries, including those related to exports, exhibited a more moderate evolution compared to 2024, contributing to the deterioration in the risk profile of certain wholesale customers.

Overall, the annual increase in past-due loans during 2025 reflected the combined effect of moderate economic activity, constrained household disposable income, higher unemployment compared to levels observed before 2020, the expiration of exceptional support programs for SMEs, and subdued performance in certain industries served by our wholesale banking segment, all of which contributed to the deterioration of credit behavior.

2023 and 2024. Our allowances for expected credit losses posted an annual increase of Ch$150,762 million, from Ch$201,944 million in 2023 to Ch$352,706 million in 2024. The annual increase in credit risk expenses was primarily the result of:

●	Expected credit losses for loans to customers (including contingent loans) and loans to banks increased by Ch$149,056 million on an annual basis, from Ch$267,954 million in 2023 to Ch$417,010 million in 2024. This annual increase was composed of Ch$99,381 million of higher expected credit losses for loans to customers and loans to banks and Ch$49,675 million of higher expected credit losses for contingent loans.

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

●	An annual increase of Ch$3,763 million in impairments for credit risk of other financial assets at AC and financial assets at FVTOCI, from a release of Ch$2,754 million in 2023 to a risk charge of Ch$1,009 million in 2024. This change is primarily driven by increased probability of default for positions associated with fixed-income instruments (mainly related to certificates of deposits) issued by counterparties in the local financial sector. This trend represents a shift from the one observed in 2023, when we benefited from lower probabilities of default, given an investment portfolio more concentrated in fixed-income instruments issued by the Central Bank and the Chilean Government. The annual change also reflects prevailing financial environment during 2024, influenced by various economic factors that resulted in increased credit risk charges for our investment portfolio.

These effects were partly offset by an annual increase of Ch$2,057 million in recoveries of written-off loans, from Ch$63,256 million in 2023 to Ch$65,313 million in 2024. This increase was the result of our ongoing efforts to enhance our recovery processes and methods, which resulted in better outcomes.

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

ECL Sensitivity Analysis

The following analysis contains a quantitative sensitivity assessment of the ECL in relation to the main macroeconomic assumptions included in the models used for that purpose. The ECL reflects an unbiased probability-weighted loss for a certain range of future economic scenarios. We determine the ECL based on three economic scenarios: (i) base case (60%), (ii) upside case (20%), and (iii) downside case (20%).

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

The following table sets forth the MEV we use for the analysis and the shifts applied to them. Shifts are defined as one standard deviation from the historical mean over a period of economic stability for each MEVs:

Macroeconomic Variable	Shift 1 Standard Deviation (1)
Real Sector MEVs
GDP Growth Rate	(1.77)
Unemployment rate	0.52
Government Expenditure	(3.71)
Copper Price	(10.26)
Financial and Monetary Sector MEVs
Central Bank Interest Rate	0.26
Consumer Price Index	0.54
M1 Money Supply	(2.91)
Exchange Rate	4.91

(1)	Values are expressed in percentage change, for example, the shock applied to the copper price is a decrease of 10.26%.

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

For the scenario-based analysis one MEV is shifted and the rest of them are related to that shift by multiplying it with a related factor.

	MEV Scenarios
MEV Sensitivity to MEV Scenarios	1	2	3	4	5	6	7	8
	(in percentage)
Real Sector Variable
GDP growth rate	(1.77)	(0.18)	(1.08)	(0.01)	0.26	(0.03)	0.37	(0.20)
Unemployment rate	0.07	0.52	0.15	(0.08)	(0.18)	(0.14)	(0.14)	(0.05)
Government Expenditure	(1.11)	(0.38)	(3.71)	0.49	0.41	0.48	0.31	0.32
Copper Price	(0.26)	4.38	10.54	(10.26)	(2.67)	(6.14)	(0.25)	(8.35)
Financial and Monetary Variable
Central Bank Interest Rate	(0.18)	(0.31)	(0.28)	0.08	0.26	0.11	0.29	(0.02)
Consumer Price Index	0.05	(0.53)	(0.72)	0.43	0.23	0.54	0.01	0.40
M1 Money Supply	1.89	1.77	1.54	(0.06)	(2.07)	(0.04)	(2.91)	0.97
Exchange rate	2.33	(1.47)	(3.51)	4.30	(0.25)	2.95	(2.17)	4.91

As depicted by the table above, MEV scenarios show correlations between most of them. For instance, in Scenario 5, an upward shift in the Central Bank Interest Rate leads to a decrease in M1 Money Supply, which goes the opposite way in Scenario 8, where an increase in the exchange rate leads to an increase in M1 Money Supply.

The following table sets forth the combined impact of shifts in all MEV for each scenario on our ECL:

Range of MEV Scenarios Impact on the ECL
Macroeconomic Variable	Retail Banking Segment	Wholesale Banking Segment
(in millions of Ch$)
Real Sector Scenarios	(3,421) – 9,810	(809) – 2,500
Financial and Monetary Sector Scenarios	1,140 – 4,631	(991) – 2,737

Total Operating Expenses

The following table sets forth information regarding our total operating expenses for the years ended December 31, 2023, 2024 and 2025:

	For the Year Ended December 31,						% Increase (Decrease)
	2023		2024		2025		2023/2024	2024/2025
	(in millions of Ch$, except percentages)
IFRS:

Salaries	Ch$	359,996	Ch$	354,850	Ch$	355,863	(1.4)%	0.3%
Benefits and others		187,297		185,572		190,359	(0.9)	2.6
Severance payments		35,391		42,125		24,133	19.0	(42.7)
Personnel expenses		582,684		582,547		570,355	0.0	2.1
IT and Communication		180,075		190,672		196,362	5.9	3.0
Advertising		39,617		33,948		42,466	(14.3)	25.1
Building maintenance		49,699		51,606		52,338	3.8	1.4
Rentals and insurance		12,967		12,549		13,287	(3.2)	5.9
Other expenses		120,897		127,921		125,180	5.8	(2.1)
Administrative expenses		403,255		416,696		429,633	3.3	3.1
Depreciation and amortization		92,308		94,601		95,110	2.5	0.5
Impairments of non-financial assets		1,762		2,851		1,882	61.8	(34.0)
Other operating expenses		36,090		36,039		33,958	(0.1)	(5.8)
Total Operating Expenses	Ch$	1,116,099	Ch$	1,132,734	Ch$	1,130,938	1.5%	(0.2)%

2024 and 2025. Our total operating expenses showed a slight decrease of 0.2% or Ch$1,796 million on an annual basis, from Ch$1,132,734 million in 2024 to Ch$1,130,918 million in 2025. The annual change in total operating expenses was mainly attributable to:

●	An annual decrease of Ch$12,192 million or 2.1% in personnel expenses, from Ch$582,547 million in 2024 to Ch$570,355 million in 2025. This behavior was mostly attributable to the decrease of Ch$17,992 million in severance payments in 2025, mostly explained by the organizational restructuring process in 2024 steered by the branch network optimization carried out during the last year. This factor was partly offset by: (i) an annual increase of Ch$5,070 million in benefits granted to the staff as a result of the Bank’s strong performance, and (ii) salaries increasing by Ch$1,014 million or 0.3% resulting from the combined effect of the recognition of the cumulative inflation effect and reduced headcount.

●	An annual decrease of Ch$2,081 million or 5.8% in other operating expenses, from Ch$36,039 million in 2024 to Ch$33,958 million in 2025, which was principally attributable to disciplined cost management, evidenced by lower expenses related to financial leasing operations due to a more proactive management of transactional and operational expenses from underlying assets, as well as reduced expenses related to operational risks. These effects were partly counterbalanced by higher other operational expenses linked to the increased use of credit cards in 2025.

●	An annual decrease of Ch$969 million in impairments of non-financial assets, from Ch$2,851 million as of December 2024 to Ch$1,882 million as of December 2025, primarily attributable to lower impairment charges on property and equipment. This decrease was primarily due to the higher impairment charges recorded in 2024 in connection with branch consolidation initiatives carried out during that year.

These effects were partly offset by:

●	An increase in administrative expenses by Ch$12,937 million or 3.1% in 2025 from the Ch$416,696 million recorded in 2024. This annual increase was mostly related to: (i) an annual growth of Ch$8,518 million in advertising and marketing expenses, steered by both sponsorship initiatives supported in 2025 and advertising campaigns that sought to highlight the benefits of our loyalty programs among credit card users and new services offered by our subsidiary Banchile Pagos, (ii) higher IT-related expenses by Ch$5,572 million in 2025 explained by an increase in cloud service expenses and expenses related to software licensing, together with technological transformation initiatives seeking to modernize and optimize our technological infrastructure, (iii) an annual increase of Ch$738 million in rentals and insurance expenses in connection with short-term lease agreements associated with our ATM network, in line with our strategy to enhance service accessibility and operational coverage, and (iv) additional administrative expenses by Ch$732 million resulting from higher maintenance of fixed assets expenses. These effects were partly offset by: (i) a decrease of Ch$2,245 million in expenses from product delivery services to customers as a result of efficiency initiatives, and (ii) a decrease of Ch$2,130 million in outsourced services, which was prompted by lower expenses related to external collection services due to the integration of our former collection services subsidiary, Socofin, into the Bank, allowing us to enhance our operational efficiency while improving customer experience.

●	An annual increase of Ch$509 million in depreciation and amortization, from Ch$94,601 million in 2024 to Ch$95,110 million in 2025, mostly explained by the implementation of diverse IT projects related to cybersecurity infrastructure and our digital transformation strategy.

2023 and 2024. Our total operating expenses showed a slight increase of 1.5% or Ch$16,635 million on an annual basis from Ch$1,116,099 million in 2023 to Ch$1,132,734 million in 2024. The annual change in total operating expenses was mainly attributable to:

●	An annual increase of Ch$13,441 million or 3.3% in administrative expenses, from Ch$403,255 million in 2023 to Ch$416,696 million in 2024. This annual increase was primarily explained by: (i) an annual rise of Ch$10,597 million or 5.8% in IT-related expenses, which were in turn sustained by updates of software licenses, further expenses related to IT support services and cloud usage that stemmed from internal developments aimed at supporting our digital strategy with a front-to-back approach, (ii) expenses associated with the maintenance of fixed assets that increased Ch$1,907 million in 2024 when compared to 2023, which was mostly explained by expenses related to the relocation of part of our ATM network, due to the expiration of a former commercial agreement and the implementation of a new one, and (iii) to a lesser degree, costs related to product delivery services to customers that experienced an annual rise of Ch$1,486 million in 2024 as compared to 2023. These factors were partly offset by an annual decrease of Ch$5,669 million or 14.3% in advertising and marketing expenses related to fewer campaigns and sponsorship activities in 2024 when compared to a year earlier, given our efficiency initiatives to improve our cost base.

●	An annual increase of Ch$2,293 million or 2.5% in depreciation and amortization expenses, from Ch$92,308 million in 2023 to Ch$94,601 million in 2024. This increase was mainly associated with the amortization of intangible assets related to software licenses, which is in line with the ongoing deployment of our digital strategy through increasing capital expenditure over the last years.

●	An annual increase of Ch$1,089 million or 61.8% in impairments of non-financial assets, from Ch$1,762 million in 2023 to Ch$2,851 million in 2024. This annual change was primarily caused by allowances set at the end of the second quarter of 2024 to cover expected losses for accounts receivable related to fee income from portfolio management services provided by our mutual funds subsidiary, and to a lesser degree, due to the closure of some of our branches as part of the efficiency and productivity initiatives.

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

Over the last decade, there have been various changes in, and attempts to modify, the Chilean tax regime, which resulted in reforms enacted in 2014, 2016, 2020, and 2022 aimed at increasing tax collection to address social demands. Among other things, these reforms have: (i) changed the local tax system from a integrated to semi-integrated one, (ii) increased the statutory corporate tax rate for companies to 27%, (iii) raised taxes for higher-income individuals through new tax brackets and additional property taxes, (iv) reduced taxes for SMEs, (v) levied VAT on services that were not formerly taxed, such as those provided online, (vi) removed or limited tax exemptions, and (vii) improved tax enforcement in order to reduce tax evasion and tax avoidance. Some of these elements also affected the taxes paid on dividend distributions by local and foreign investors. For more information on the main topics addressed by these reforms, see “Item 4. Information on the Company—Regulation and Supervision— Modifications to Tax Legislation” and “Item 10—Additional Information—Taxation—Chilean Tax Considerations.”

These changes have not had a material impact on our results of operations or financial condition, although some of them have resulted in or will result in increased operating expenses and capital expenditures. However, we cannot rule out that future changes in the Chilean tax system will have an impact on the economy or the banking industry and, consequently, in our results of operations and profitability. For more information, see “Item 3. Key Information—Risk Factors—Risks Relating to our Operations and the Chilean Banking Industry— Changes in tax law could adversely affect our net income and could also result in higher taxes on distributions to our foreign shareholders.”

2024 and 2025. Our income tax expense was Ch$318,389 million in 2025, which represented an annual decrease of 4.6%, or Ch$15,212 million, from the Ch$333,601 million recorded in 2024. The annual change in income tax derived primarily from: (i) a decrease of Ch$78,276 million in net operating income before income tax in 2025 when compared to 2024, which led to a Ch$21,134 million decrease in income tax at the prevailing statutory corporate tax rate of 27.0%, and (ii) a Ch$3,698 million decrease in income tax as a result of higher tax deductions in 2025, arising from the recognition of the effect of interest accrued in specific fixed-income securities qualifying under Art. 104 of the Chilean tax law in 2025. These effects were partly offset by an annual increase of Ch$9,620 million in income tax, reflecting the effect of lower inflation (measured for tax purposes as the 12-month CPI variation from December of the prior year to November of the current year) on shareholders’ equity in 2025, which is tax deductible under the prevailing tax regulation in Chile. As a result of the above, our effective tax rate increased moderately from 21.1% in 2024 to 21.2% in 2025.

2023 and 2024. Our income tax expense amounted to Ch$333,601 million in 2024, representing an annual increase of 3.6%, or Ch$11,487 million, from the Ch$322,114 million recorded in 2023. Accordingly, our effective tax rate rose from 19.0% in 2023 to 21.1% in 2024. The annual change in income tax resulted primarily from: (i) lower tax deductions that translated into further income tax of Ch$36,277 million in 2024 when compared to 2023, mainly due to the sale of part of our FVTOCI fixed-income portfolio that benefited from the treatment defined in Art. 104 of the Chilean Tax Law for some publicly-traded securities during 2023; and (ii) higher income tax of Ch$6,007 million in 2024 as compared to 2023 due to the effect of lower inflation on our shareholders’ equity, which is tax deductible under the Chilean tax system, given the decrease in 12-month inflation used for calculation purposes. These changes were partly offset by an annual decrease of Ch$114,064 million in net operating income before income tax in 2024 as compared to 2023, which resulted in lower income tax of Ch$30,797 million in 2024 compared to 2023 at the statutory corporate tax rate of 27.0%.

Business Segments

To the extent that it is available and because we believe it is useful in analyzing our results, we have included information on a consolidated basis by business segments, disclosed in accordance with Chilean GAAP, which is aligned with the principles used by the CEO (CODM) to monitor and report our business performance to the Bank’s board of directors. A summary of differences between IFRS Accounting Standards and Chilean GAAP is presented under “Item 5. Operating and Financial Review and Prospects—Operating Results—Summary of Differences between Chilean GAAP and IFRS Accounting Standards.” Also, see Note 6 to our audited consolidated financial statements as of and for the year ended December 31, 2025 included elsewhere in this annual report for the reconciliation of business segment information from Chilean GAAP to IFRS Accounting Standards.

For management purposes, we have organized our operations and commercial strategies into four business segments, which are defined according to the type of products and services offered to target customers. These business segments are:

Retail Banking: This segment is focused on individuals and small and medium-sized companies whose annual sales do not exceed UF70,000 (approximately Ch$2,781.0 million as of December 31, 2025). The segment’s value proposition is primarily focused on consumer loans, commercial loans, current accounts, credit cards, credit lines and residential mortgage loans.

Wholesale Banking: This segment is focused on corporate customers and large companies whose annual sales exceed UF70,000 (approximately Ch$2,781.0 million as of December 31, 2025). This segment offers products and services focused on commercial loans, current accounts, cash management services, debt instruments, foreign trade, derivative contracts and leases, as well as corporate finance transactions.

Treasury: The revenue generated by this segment relates to the management of our liquidity and net positions subject to market risks. This segment also includes the results of our securities portfolio, our derivatives positions and currency trading.

Subsidiaries: This segment includes all companies controlled by us whose results are obtained individually by the respective company. As of December 31, 2025, this business segment consisted of:

●	Banchile Administradora General de Fondos S.A.;

●	Banchile Asesoría Financiera S.A.;

●	Banchile Corredores de Seguros Ltda.;

●	Banchile Corredores de Bolsa S.A.; and

●	Operadora de Tarjetas Banchile Pagos S.A.

On July 29, 2024, we established Banchile Pagos, a company owned by Banco de Chile and Banchile Asesoría Financiera, which aims to provide acquiring and processing services for credit and debit cards as part of the four-party model prevailing in Chile. The establishment of Banchile Pagos was approved by the CMF on July 5, 2024.

On April 10, 2025, our board of directors resolved, subject to prior authorization from the CMF, to absorb our collection services subsidiary, Socofin, through the acquisition of its shares held by Banchile Asesoría Financiera S.A. Consequently, on July 4, 2025, Socofin merged into the Bank, which assumed the status of the legal successor and continuer of Socofin thereof, while Socofin was subsequently dissolved.

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

The financial information used to measure the performance of our business segments is not necessarily comparable with similar information from other financial institutions because it is based on Chilean GAAP. The accounting policies used to prepare our operating segment information are similar to those described in Note 2 to our audited consolidated financial statements as of and for the year ended December 31, 2025 included elsewhere in this annual report, except as noted below:

●	The net interest margin of loans and deposits is measured on an individual transaction basis, due to the difference between the effective individual transaction rate and our related fund transfer price in terms of maturity, re-pricing and currency.

●	The results associated with gap management (interest rate and currency mismatches) are allocated to the business segments in proportion to the loans and demand deposits managed by each segment.

●	For purposes of allocating the effect of funding through capital and reserves, the internal performance profitability system considers capital allocation in each segment in accordance with Basel guidelines.

●	In addition to direct costs (consisting mainly of labor and administrative expenses of the business segments), we allocate all of our direct and indirect operating costs of back office and support units to each business segment by utilizing the most relevant business driver to assign such costs to a specific segment.

●	We apply Chilean GAAP, as required by the CMF, when measuring and recording allowances for loan losses, assets received in lieu of payments, minimum dividend allowances and other minor items for internal reporting purposes. These accounting principles differ in certain respects from IFRS Accounting Standards. A description of these differences is presented below under “Item 5. Operating and Financial Review and Prospects—Operating Results—Summary of Differences between Chilean GAAP and IFRS Accounting Standards.”

Net Operating Income before income tax, by Business Segment

The following table sets forth the net operating income before income tax, by business segment for each of the years ended December 31, 2023, 2024 and 2025:

	For the Year Ended December 31,						% Increase (Decrease)
	2023		2024		2025		2023/2024	2024/2025
	(in millions of Ch$, except percentages)

Retail banking	Ch$	637,036	Ch$	709,126	Ch$	710,733	11.3%	0.2%
Wholesale banking		763,493		665,359		630,597	(12.9)	(5.2)
Treasury		19,916		53,305		55,988	167.6	5.0
Subsidiaries		97,077		98,007		115,865	1.0	18.2
Other		–		–		–	–	–
Net Operating Income before income tax	Ch$	1,517,522	Ch$	1,525,797	Ch$	1,513,183	0.5%	(0.8)%

Retail Banking

2024 and 2025. Our retail banking segment recorded net operating income before income tax, of Ch$710,733 million in 2025, which represented an annual increase of 0.2% or Ch$1,607 million when compared to the Ch$709,126 million recorded in 2024. The annual increase in net operating income before income tax, in this segment was mainly the consequence of:

●	An annual increase of Ch$10,264 million or 0.5% in total operating income before expected credit losses, from Ch$1,894,425 million in 2024 to Ch$1,904,689 million in 2025. This growth was primarily driven by: (i) an annual increase of Ch$68,338 million or 8.8% in income from loans across all lending products but mainly from consumer loans, and (ii) an annual increase of Ch$38,801 million or 12.0% in net fee income, mainly attributable to higher fees from mutual funds management and transactional services. These positive effects more than offset the following factors: (i) an annual decrease in total operating income before expected credit losses, due to lower income from the management of financial gaps (term, currency and interest rate gaps) through Treasury activities that are partially allocated to this segment, mostly due to the effect of the termination of the FCIC funding in mid-2024, (ii) lower contribution from our inflation-indexed structural exposure as a result of lower inflation in 2025, and (iii) an annual decrease in income from time deposits and saving accounts as a consequence of the annual decline of 8.9% in average time deposit balances managed by the segment, and the negative effect of lower short-term interest rates.

●	An annual decrease of Ch$5,370 million or 0.7% in total operating expenses, mainly due to: (i) an annual decrease of Ch$5,300 million or 1.6% in administrative expenses, mostly explained by stricter cost control measures and efficiency initiatives in 2025, particularly in relation to product delivery services to customers, and (ii) an annual reduction of Ch$1,249 million in personnel expenses, mostly associated with lower severance payments in 2025, which is aligned with organizational restructuring activities carried out last year as part of our network optimization program.

These effects were partly offset by an annual increase of Ch$14,027 million or 3.8% in expected credit losses, under Chilean GAAP, from Ch$364,712 million in 2024, to Ch$378,739 million in 2025. This increase was primarily explained by a 5.3% annual increase in average loan balances, mostly concentrated on residential mortgage loans.

2023 and 2024. Our retail banking segment recorded net operating income before income tax, of Ch$709,126 million in 2024, which represented an annual increase of 11.3% or Ch$72,090 million when compared to the Ch$637,036 million recorded in 2023. The annual increase in net operating income before income tax, in this segment was mainly the consequence of:

●	An annual increase of Ch$70,586 million or 3.9% in total operating income before expected credit losses, from Ch$1,823,839 million in 2023 to Ch$1,894,425 million in 2024. This increase was primarily sustained by: (i) higher income from loans by Ch$104,813 million or 15.6% in 2024 as compared to 2023, which in turn was especially promoted by growth in income from consumer loans that increased Ch$99,560 million or 26.8% over the same period, as a result of increased average lending spreads and a 4.5% rise in average total loans managed by the segment, which is in line with the recovery evidenced in private consumption that has translated into further demand for installment loans and credit card loans, both bearing higher spreads, (ii) higher contribution of current accounts and other demand deposits managed by this segment to our funding by Ch$58,795 million or 18.1% on an annual basis, which was the result of the combined effect of both increased average volumes that expanded 3.8% in this segment and average margins that increased on the grounds of mid-term interest rates that increased on average, (iii) higher contribution of time deposits and saving accounts by Ch$29,416 million or 65.2%, which was primarily explained by a proactive pricing management based on advanced business analytics that has enabled us to accurately target diverse clusters of customers, and (iv) annual increment of Ch$2,049 million or 0.6% in net fee income, which was mainly steered by growth in fee income from mutual funds and investment funds management. These factors allowed us to offset lower income from interest rate management and term gapping, which is partly allocated to this segment given: (i) lower inflation (measured as UF variation) that adversely affected the contribution of our inflation-indexed exposure, (ii) the end of the FCIC program, and (iii) flattened yield curves given the prevailing levels of short-term interest rates.

●	A slight annual decline of Ch$8,457 million or 2.3% in expected credit losses, under Chilean GAAP, from Ch$373,169 million in 2023, to Ch$364,712 million in 2024. The decrease was primarily explained by: (i) updated provisioning model parameters in December 2023 for the group-based loan portfolio, which set a high comparison base; and (ii) past-due loans (90 days or more) stabilized throughout 2024 in the range of 1.7% to 1.8% in the retail banking segment, which favorably compares to the persistent upward trend seen in the previous year that resulted in higher provisioning.

These effects were partly offset by a slight annual increase of Ch$6,953 million or 0.9% in total operating expenses, from Ch$813,634 million in 2023 to Ch$820,587 million in 2024. This change was mainly explained by an annual increase of Ch$10,170 million or 3.1% in administrative expenses due to IT enhancement and internal developments expenses, which are in line with our digital strategy and initiatives we have deployed to improve efficiency and productivity. We believe these initiatives have enabled us to reinforce cost control and process optimization.

Wholesale Banking

2024 and 2025. Our wholesale banking segment recorded an annual decrease of 5.2% or Ch$34,762 million in net operating income before income tax, from Ch$665,359 million in 2024 to Ch$630,597 million in 2025.

This annual decline was mainly attributable to an annual decrease of Ch$62,919 million or 7.0% in total operating income before expected credit losses, from Ch$898,822 million in 2024 to Ch$835,903 million in 2025, largely explained by: (i) lower income from the management of financial gaps (term, currency and interest rate gaps) through Treasury activities that are partially allocated to this segment, mostly due to the effect of the termination of the FCIC funding in mid-2024, (ii) lower contribution from our inflation-indexed structural exposure as a result of lower inflation in 2025, and (iii) an annual decline of Ch$18,849 million in the contribution of current accounts and other demand deposits to our cost of funds, mostly explained by the decrease in short-term interest rates following the expansionary monetary stance adopted by the Central Bank after controlling mid-term inflation expectations, which in turn was partly counterbalanced by the effect of higher average balances managed by this segment. These effects were slightly offset by an annual increase of Ch$6,342 million in income from loans, steered by higher lending spreads in commercial loans offsetting the 0.6% decrease in average commercial loan balances in 2025 when compared to 2024, and (ii) a Ch$3,424 million increase in fee income in 2025 when compared to 2024, which was primarily associated with an increase in net fees from cash management services due to reduced interbank clearance fees.

The annual decline in total operating income, before expected credit losses, was partly offset by an annual decrease in expected credit losses by Ch$27,261 million, which was mostly explained by improved risk profiles of wholesale banking customers from the real estate and construction sectors in 2025.

2023 and 2024. Our wholesale banking segment recorded a 12.9% or Ch$98,134 million annual decrease in net operating income before income tax, from Ch$763,493 million in 2023 to Ch$665,359 million in 2024. This annual decline was mainly attributable to:

●	An annual decrease of Ch$56,122 million or 5.9% in total operating income, before expected credit losses, from Ch$954,944 million in 2023 to Ch$898,822 million in 2024, which was mostly influenced by the impact of lower revenues from interest rate and term gapping, which is partly allocated to this segment, as a result of diverse factors including lower contribution of our inflation-indexed exposure due to an annual decrease in inflation, the end of the FCIC program, and flattened yield curves, among others. This factor was partly compensated by: (i) higher contribution of current accounts and other demand deposits managed by the segment to our cost of funds by Ch$22,736 million or 7.8%, mostly associated with average current accounts and other demand deposits balances managed by the segment that increased 10.3% in 2024 as compared to 2023, which compensated a slight decrease in margins due to the decrease in short-term interest rates, and (ii) an annual increase in fee income by Ch$8,663 million or 10.6% on an annual basis, which was primarily associated with the trends followed by the increases in net fees from contingent loans, trade finance and cash management services.

●	An annual increase of Ch$35,197 million in expected credit losses, under Chilean GAAP, from a net risk release of Ch$9,164 million in 2023 to a net risk charge of Ch$26,033 million in 2024. This annual increase was mainly explained by the effect of lower-than-normal expected credit losses in 2023 as a result of asset quality improvements experienced by several customers that participate in certain industries, such as construction, real estate, and transportation, that strengthened their financial condition by the end of 2023. In turn, during 2024 certain customers experienced worsening business environments in their industries, leading to a deterioration in their risk profiles.

Treasury

2024 and 2025. Our Treasury segment posted a net operating income before income tax, of Ch$55,988 million as of December 2025, which denotes an annual increase of Ch$2,683 million, or 5.0%, when compared to the Ch$53,305 million recorded as of the same date in 2024.

This increase was mainly attributable to an annual increase of Ch$11,355 million in revenues generated by our Debt Securities desk, primarily driven by favorable changes in local interest rates that increased the mark-to-market value of our fixed-income portfolios, particularly during the second and fourth quarters of 2025. To a lesser extent, fair value adjustments of the FVTOCI portfolio managed by this desk benefited from specific trends in mid- and long-term USD-denominated interest rates, which we were able to realize through the sale of a portion of this portfolio during the third quarter of 2025. Additionally, our revenues were favorably impacted by lower cost of funds for fixed-income positions aligned with the decrease in short-term interest rates in 2025, reflected by the easing monetary cycle conducted by the Central Bank.

This effect was partly counterbalanced by:

●	An annual increase of Ch$3,403 million in impairments for credit risk of other financial assets at AC and financial assets at FVTOCI, from a net loss of Ch$1,009 million in 2024 to a net loss of Ch$4,412 million in 2025, mainly explained by a comparison base effect due to improved probabilities of default in 2024 that positively influenced credit quality indicators, particularly during the second half of that year.

●	Lower revenues from the management of our financial gaps that are partly allocated to this segment (including term gapping and inflation-indexation results from our directional and structural net asset exposure to the UF), mainly attributable to the scheduled termination of the FCIC funding provided by the Chilean Central Bank in response to the COVID-19 pandemic in 2020 and 2021, and to a 101 basis points annual decline in inflation (measured as UF variation) in 2025 when compared to 2024.

2023 and 2024. Our Treasury segment posted an increase of Ch$33,389 million, or 167.6% in net operating income before income tax, on an annual basis from Ch$19,916 million in 2023 to Ch$53,305 million in 2024. This increase was mainly attributable to an annual increase of Ch$38,538 million, or 172.9%, in total operating income before expected credit losses, from Ch$22,292 million in 2023 to Ch$60,830 million in 2024, which in turn was caused by:

●	Higher income from the management of the debt securities desk by Ch$35,993 million in 2024 when compared to 2023, mostly attributable to a comparison base effect due to the steady increase in local interest rates in the second half of 2023, which resulted in negative fair value adjustments. We profited from favorable interest rate changes due to: (i) positive marking-to-market in fixed-income securities denominated in local currency given auspicious changes in market factors in 2024; (ii) a less challenging funding cost due to the decrease of the monetary policy interest rate from 8.25% to 5.0%; and (iii) proactive management of our offshore fixed-income portfolio in 2024 that enabled us to profit from favorable interest rate changes.

●	An annual increase of Ch$2,556 million in operating revenues from the management of our trading desk, driven by the effect of favorable changes in the nominal short-term interest rates on both derivatives and the funding cost of fixed-income positions, particularly during the first half of 2024, which was partly offset by higher valuation adjustments or XVAs due to changes in probabilities of default.

These effects were partly offset by an annual increase of Ch$3,763 million in the impairments for credit risk of other financial assets at AC and financial assets at FVTOCI, due to higher probabilities of default in 2024 for some counterparties belonging to the local financial sector.

Subsidiaries

2024 and 2025. Our subsidiaries recorded net operating income before income tax, of Ch$115,865 million for the year ended December 31, 2025, representing an increase of 18.2%, or Ch$17,858 million, on an annual basis when compared to the Ch$98,007 million recorded in 2024. This annual increase in net operating income before income tax, was mainly attributable to:

●	An annual increase of Ch$19,083 million, or 42.2%, in net operating income before income tax earned by our mutual funds subsidiary, largely attributable to an annual increase of Ch$15,387 million in total operating income, before expected credit losses, due to higher fee income earned as a result of annual growth of 13.1% in average AUM alongside an annual increase of 10.6% in the investor base. The expansion in average AUM was driven by improved commercial strategies aimed at capturing increased investor demand and the positive momentum observed in the local capital market in fixed-income funds and equity funds throughout the year. To a lesser extent, total operating expenses decreased by Ch$3,695 million on an annual basis, mainly due to lower salaries and benefits associated with a reduction in headcount resulting from organizational restructuring.

●	An annual increase of Ch$4,900 million, or 11.6%, in net operating income before income tax earned by our stock brokerage subsidiary. This growth was primarily driven by higher fee income, supported by an 85.4% increase in stock trading turnover in 2025 when compared to 2024. This effect was partly offset by higher total operating expenses of Ch$9,710 million in this subsidiary, mainly related to personnel expenses that rose by Ch$6,015 million in 2025 as a consequence of both a 4.6% increase in headcount and higher salaries and employee benefits resulting from the cumulative effect of inflation together with the renegotiation of the collective bargaining agreement carried out during 2025.

These factors were partly offset by a net operating loss of Ch$4,751 million from our recently launched subsidiary Banchile Pagos, which reflects non-recurrent expenses associated with the start-up phase that began during the fourth quarter of 2025.

2023 and 2024. Our subsidiaries recorded net operating income before income tax, of Ch$98,007 million for the year ended December 31, 2024, representing an increase of 1.0% or Ch$930 million on an annual basis when compared to the Ch$97,077 million reached in 2023. This annual increase in net operating income before income tax, was mainly attributable to:

●	An annual increase of Ch$9,139 million or 25.3% in net operating income before income tax earned by our mutual funds subsidiary, which was mainly explained by: (i) an annual increase of Ch$13,088 million in total operating income before expected credit losses, largely attributable to higher fee income earned on the grounds of an annual growth of 38.1% in average AUM. The expansion in average AUM was based on new fixed-income funds launched by our mutual funds and investment funds management subsidiary, which seek to offer former Bank’s time deposit holders a wider portfolio, as they are now seeking to benefit from both the actual and the expected changes in local interest rates by investing in both fixed-income funds and equity funds as well.

●	An annual growth of Ch$2,051 million in net operating income before income tax earned by our collection services subsidiary (Socofin), from a negative bottom line of Ch$554 million in 2023 to a positive net result of Ch$1,497 million in 2024. This annual change was primarily due to additional fee income of Ch$2,980 million in 2024 compared to 2023.

These factors were partly offset by:

●	An annual decrease of Ch$4,596 million or 34.2% in net operating income before income tax earned by our insurance brokerage, from Ch$13,432 million in 2023 to Ch$8,837 million in 2024. This annual decline was explained by two main effects: (i) an annual decline of 3.0% in average written premiums because of changes in the dynamics of property and casualty insurance business linked to residential mortgage loans and lower dynamism in the non-credit related insurance business, and (ii) an increase in the reimbursement of non-accrued insurance premiums due to credit prepayment that resulted from the decline in local interest rates. Accordingly, fee income earned by this subsidiary decreased by Ch$5,616 million in 2024 as compared to 2023.

●	An annual decline of Ch$2,800 million or 6.2% in net operating income before income tax from our stock brokerage subsidiary, from Ch$45,093 million in 2023, to Ch$42,294 million in 2024. This decrease is mainly related to greater administrative expenses that increased Ch$5,095 million in 2024 as compared to 2023, primarily because of further expenses associated with IT projects carried out in 2024 that pursued to enhance the company’s technological infrastructure. The increase in the cost base was partially offset by an annual increase of Ch$2,296 million or 2.4% that was primarily steered by higher net fee income on the grounds of a 7.3% increment in stock trading turnover in 2024 when compared to 2023.

●	An annual decrease of Ch$2,788 million in net operating income before income tax from our financial advisory subsidiary, from Ch$2,984 million in 2023 to Ch$196 million in 2024. This annual decline was largely explained by subdued business activity in 2024, following a similar trend to the previous year. On the whole, subdued macroeconomic performance, together with political and economic uncertainty, has resulted in lower dynamism in the local capital markets, affecting income generation for our subsidiary.

Summary of Differences between Chilean GAAP and IFRS Accounting Standards

We prepare our business segments’ financial information in accordance with Chilean GAAP, which differs in certain significant respects from IFRS Accounting Standards. The following table sets forth net income and equity for the years ended December 31, 2023, 2024 and 2025 in accordance with Chilean GAAP and under IFRS Accounting Standards:

	For the Year Ended December 31,
Statement of Financial Position	2023		2024		2025
	(in millions of Ch$)
Total Assets (Chilean GAAP)	Ch$	55,792,552	Ch$	52,095,441	Ch$	54,100,903
Reconciliation to IFRS		(74,511)		(39,899)		3,705
Total Assets (IFRS)		55,718,041		52,055,542		54,104,608

Total Liabilities (Chilean GAAP)		50,555,267		46,472,440		48,301,368
Reconciliation to IFRS		(919,171)		(921,794)		(884,607)
Total Liabilities (IFRS)		49,636,096		45,550,646		47,416,761

Equity (Chilean GAAP)		5,237,285		5,623,001		5,799,535
Reconciliation to IFRS		844,660		881,895		888,312
Equity (IFRS)	Ch$	6,081,945	Ch$	6,504,896	Ch$	6,687,847

	For the Year Ended December 31,
Statement of Income	2023		2024		2025
	(in millions of Ch$)
Net Operating Income before income tax (Chilean GAAP)	Ch$	1,517,522	Ch$	1,525,797	Ch$	1,513,183
Reconciliation to IFRS		178,619		56,280		(9,382)
Net Operating Income before income tax (IFRS)		1,696,141		1,582,077		1,503,801

Net income for the year (Chilean GAAP)		1,243,635		1,207,392		1,192,262
Reconciliation to IFRS		130,392		41,084		(6,849)
Net income for the year (IFRS)	Ch$	1,374,027	Ch$	1,248,476	Ch$	1,185,413

Certain differences exist between our net income and equity as determined in accordance with Chilean GAAP, which are used for management reporting purposes, as presented in the segment information, and our net income and equity as determined under IFRS Accounting Standards, as presented in our audited consolidated financial statements.

The principal differences that should be considered are the following:

●	Loan Loss Allowance

The main difference between Chilean GAAP and IFRS 9 regarding loan loss allowances is that loan loss allowances under Chilean GAAP are calculated using expected loss models based on specific guidelines set by the CMF, which in turn are based on an expected losses approach. Additionally, if approved by the Board, a bank would be allowed to establish additional (voluntary) provisions to cover credit risk of non-predictable economic changes that could affect the macro-economic environment or a specific economic sector. Under IFRS 9 “Financial instruments,” loan loss allowances are calculated based on the “expected credit losses” models. The CMF has not yet adopted IFRS 9 for banks and therefore we have adjusted our financial statements to fully comply with IFRS Accounting Standards. The most significant impact of IFRS 9 on the Bank’s financial statements arises from the impairment requirements on credit risk matters. As a result of these differences in accounting policies, our net income for the year under IFRS Accounting Standards was Ch$102,373 million higher, Ch$33,359 million higher and Ch$36,712 million lower than our net income for the year under Chilean GAAP in 2023, 2024 and 2025, respectively. The impact on equity was Ch$758,443 million higher, Ch$791,802 million higher, and Ch$755,090 million higher than our equity under Chilean GAAP in 2023, 2024 and 2025, respectively.

●	Provisions for contingent credit risk

Under Chilean GAAP, the Bank provisions for country risk cover the risk taken when holding with or committing resources to any foreign country. These allowances are established according to country risk classifications established by the CMF and therefore are not in accordance with IFRS Accounting Standards as issued by the IASB. The Bank has adjusted its financial statements accordingly. As a result of these accounting policies differences, our net income for the year under IFRS Accounting Standards was Ch$469 million lower, Ch$1,273 million lower and Ch$843 lower than our net income for the year reported under Chilean GAAP in 2023, 2024, and 2025, respectively. The impact on equity was Ch$7,668 million higher, Ch$6,395 million higher and Ch$5,552 higher than our equity under Chilean GAAP in 2023, 2024, and 2025, respectively.

Under Chilean GAAP, the Bank has established allowances related to the undrawn available credit lines and contingent loans in accordance with the CMF. With the adoption of IFRS 9, provisions for contingent loans are calculated based on expected credit losses. As a result of these accounting policies differences, our net income for the year under IFRS Accounting Standards was Ch$57,699 million higher, Ch$8,465 million higher and Ch$18,753 higher than our net income for the year reported under Chilean GAAP in 2023, 2024, and 2025, respectively. The impact on equity was Ch$28,413 million lower, Ch$19,948 million lower and Ch$1,195 lower than our equity under Chilean GAAP in 2023, 2024, and 2025, respectively.

Other differences that do not materially impact the statement of income, total assets or total liabilities:

●	Business Combination

Under Chilean GAAP, our merger with Citibank Chile was accounted for under the pooling of interest method, while under IFRS Accounting Standards, and for external financial reporting purposes, the merger of the two banks was accounted for as a business combination in which we were the acquirer as required by IFRS 3 “Business Combinations.” Under IFRS 3, we recognized all acquired net assets at fair value as determined at the acquisition date, as well as the goodwill resulting from the purchase price in excess of net assets recognized. This accounting difference did not have impact on results for 2023, 2024 and 2025. However, the impact on equity (associated with results recognized before 2020) was Ch$33,410 million in 2023, 2024 and 2025.

●	Provision for dividends

Chilean banks are required by the Chilean Corporations Law to distribute at least 30% of their net income to shareholders unless the shareholders unanimously approve the retention of profits. A bank may, however, according to the General Banking Act, be prohibited from distributing dividends to shareholders, even those representing the mandatory 30% of its net income, if such distribution would cause the bank to violate certain statutory capital requirements. Under Chilean GAAP and as approved by shareholders, we record a minimum dividend allowance of at least 60% of the period’s net distributable income, as permitted by the CMF. Under IFRS Accounting Standards, only the mandatory portion of dividends as required by the Chilean Corporations Law must be recognized (i.e., 30%). This accounting difference does not lead to differences in net income for the year. However, due to this difference our equity under IFRS Accounting Standards was Ch$238,859 million higher, Ch$235,010 million higher and Ch$248,276 million higher than our equity under Chilean GAAP in 2023, 2024 and 2025, respectively.

●	Assets Received in Lieu of Payment

The Compendium of Accounting Standards for Banks, as issued by the CMF, requires that the assets received in lieu of payments are measured at historical cost or fair value, less cost to sell, if lower, on a portfolio basis and written off if not sold after a certain period of time in accordance with specific guidelines established by the CMF. Under IFRS Accounting Standards, these assets are deemed non-current assets held for sale and their accounting treatment is set by IFRS 5 “Non-Current Assets Held for Sale and Discontinued Operations.” In accordance with IFRS 5 these assets are measured at historical cost or fair value, less cost to sell, if lower. Accordingly, under IFRS Accounting Standards these assets are not written off unless they are impaired. As a result of this accounting policy difference, our net income for the year was Ch$339 million lower, Ch$6,007 million higher and Ch$6,407 million higher than our net income for the year under Chilean GAAP in 2023, 2024 and 2025, respectively. This resulted in an equity increase under IFRS Accounting Standards of Ch$2,566 million, Ch$8,573 million and Ch$14,980 million in 2023, 2024 and 2025, respectively, from the equity accounted under Chilean GAAP.

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

The Bank records, when appropriate, deferred tax assets and liabilities for the estimated future tax effects attributable to differences between the carrying amount of assets and liabilities and their tax bases. All of the aforementioned differences had an impact on deferred taxes, which resulted in net income for the year under IFRS Accounting Standards that was Ch$48,227 million lower, Ch$15,196 million lower and Ch$2,533 higher than our internally (or under Chilean GAAP) reported net income for the year in 2023, 2024, and 2025 respectively. The impact of these adjustments resulted in lower equity under IFRS Accounting Standards by Ch$219,412 million, Ch$234,608 million and Ch$232,075 million in 2023, 2024 and 2025 respectively.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity Management

A sound liquidity strategy must be focused on ensuring that funds are available to meet our financial commitments when they are due and also to take advantage of attractive business opportunities. To accomplish this, we monitor funding liquidity risk (i.e., the inability to raise funds when they are needed without incurring abnormal costs) and trading liquidity risk (i.e., the inability to easily sell debt instruments held in our portfolios and/or offset price risk positions generated by derivative transactions). These risks can lead to potentially adverse scenarios that might make the Bank unable to meet its payment obligations and/or potential payment obligations when they become due. We manage these risks through a set of principles and tools, as detailed below.

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

Funding Liquidity Risk Management

Diversifying funding sources and avoiding a concentration of large fund providers or funding maturity dates are means to enhance funding liquidity. We diversify our funding structure through the establishment of triggers that allow us to monitor concentrations of funding sources, maturities, currencies, etc. The aggregation of significant fund providers by currency is monitored as a percentage of our current liabilities (i.e. excluding equity accounts).

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

In addition to internal metrics in place to monitor liquidity, the Central Bank and the CMF have established regulations on liquidity matters, which include minimum reserve requirements for demand and time deposits, minimum “technical reserve” requirements for demand deposits, as mentioned earlier in this document, and the establishment of regulatory liquidity metrics and thresholds in alignment with Basel III principles, such as the LCR and the NSFR. Also, banks must comply with maximum levels of net cash outflows over 30 and 90 days, as defined in the C46 index.

The Central Bank has established a minimum reserve requirement of 9.0% for demand deposits and 3.6% for time deposits. The reserve requirement must be complied with separately by currency (Chilean Peso and foreign currencies). In addition, we are subject to a “technical” reserve requirement for demand deposits applicable to all banks that operate in Chile. The daily balance of deposits and obligations payable on demand, except for obligations with other banks, may not exceed 2.5 times the amount of the bank’s Total Regulatory Capital. Chilean banks are not required, however, to maintain the minimum reserves referred to above for deposits and obligations subject to this “technical” reserve. In terms of liquidity metrics, the Central Bank requires banks to comply with LCR and NSFR limits of 100% and 90% as of December 31, 2025 (100% for NSFR as of the date of this annual report), as well as a limit of one time the CET1 Capital for the net foreign currency outflows over a 30-day period as measured by the C46 index.

For more information, see “Item 4. Information on the Company—Regulation and Supervision—Reserve Requirements,” “Item 4. Information on the Company—Regulation and Supervision—Liquidity Risk Regulations” and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources— Regulatory Liquidity Requirements.”

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

The following are the key drivers our Treasury evaluates in order to determine our ability to meet our cash requirements for the next fiscal year:

●	Balance sheet growth expected in the business plan for the next fiscal period, which is mainly associated with growth in loans to customers, loans and advances to banks, positions to be taken in securities measured at fair value through profit and loss statement (trading securities), securities measured at fair value through other comprehensive income, securities measured at amortized cost in order to comply with internal and regulatory liquidity thresholds, and any purchase or investment in fixed-assets or affiliates.

●	Expected growth in demand deposits for the next fiscal period, including the reserve requirements and technical reserves, if any, that may be required for forecasted balances.

●	Expected growth in time deposits for the next fiscal period, including reserve requirements.

●	Scheduled maturity of medium-term and long-term financial assets and liabilities.

●	Maximum participation that local pension funds could be expected to invest in Banco de Chile’s long-term bonds, based on their historical highest participation in Banco de Chile’s securities and the regulatory limits that pension funds managers are subject to per type of fund, considering funds C, D, E of the pension fund system, which are more oriented to fixed-income securities.

●	Maximum participation that local mutual funds have reached in Banco de Chile’s long-term bonds.

●	The unused amount of long-term debt programs in Chile or abroad by which we may raise funding effectively and on a timely basis.

For more information on our liability structure, see “Item 5. Liquidity And Capital Resources—Borrowings, Off-Balance Sheet Arrangements and Tabular Disclosure of Contractual Obligations” below.

Regulatory Liquidity Requirements

The Bank establishes a liquidity risk tolerance to maintain a suitable liquidity position to meet all its contractual obligations, at any time and circumstances, as well as to meet the minimum requirements defined by regulators, as established by Chapter III.B.2.1 of the Compendium of Financial Regulations of the Chilean Central Bank and Chapters 12-20 and 21-14 of the RAN of the CMF. In addition, the Bank seeks to ensure the availability of funds to take advantage of business opportunities and to be duly prepared to face extreme scenarios of stress and/or liquidity contingency.

The guidelines for measuring liquidity risk in Chile are mainly focused on:

●	C46 index or C46 report: Effective since 2015, this index analyzes the expected cash flows for the following 30 and 90 days, broken down by currency. Net outflows may not exceed the amount of CET1 Capital for the following 30 days or two times that amount for the following 90 days.

On March 8, 2022, the Chilean Central Bank removed the regulatory limit for 30-day and 90-day cash flows mismatches in local currency while maintaining the limit for 30-day cash flows mismatches in foreign currency as measured by the C46 index.

●	Liability Concentration or C47 report: Effective since 2016, this report focuses on liabilities analysis from the concentration, maturity and renewal perspectives. As a result, this report characterizes the balance sheet liability structure considering retail, non-financial wholesale, and financial wholesale counterparties.

●	Basel III Liquidity Requirements: Effective since 2016, and revised in 2018, these guidelines address liquidity requirements through C49 report (formerly C48 report between 2016 and 2018) and, more specifically, by means of the follow-up of both the LCR and the NSFR.

On May 4, 2018, the Central Bank outlined the main guidelines for banks to measure and control the liquidity position while establishing a five-year period for minimum LCR requirements to be fulfilled by banks, starting at 60% in 2019 and reaching the final limit of 100% in 2023 (with annual increases of 10%). Subsequently, on March 8, 2022, the Chilean Central Bank introduced some changes to this phase-in by: (i) bringing forward the increase of the LCR limit to 90% for the period between January and June 2022 and to 100% from June 2022 onwards, (ii) incorporating a regulatory limit for NSFR starting at 60% in June 2022 and increasing 10% in January 2023 and subsequently 10% per year until reaching 100% in January 2026, and (iii) an specific treatment for securities pledged as “technical reserve” in order to take them into account as high-quality liquid assets, among other topics.

As of December 31, 2025, our LCR and NSFR were 198% and 118%, respectively, on a consolidated basis. Accordingly, we were fully in compliance with the prevailing regulatory requirements.

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

We supplement regulatory reports and metrics with internally-developed reports that are aimed at providing us with a broader perspective on liquidity matters. The market access report, the liquidity buffer, intraday liquidity and liquidity ratios, are the main internal reports we use in order to monitor liquidity while establishing internal alerts and triggers for decision making. For more information see Note 44(3) to our audited consolidated financial statements.

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

		For the Year Ended December 31,
		2023		2024		2025
		(in millions of Ch$)
Net cash from operating activities	Ch$	1,725,787	Ch$	3,694,137	Ch$	826,075

2024 and 2025. Net cash flows from operating activities recorded a decrease from a net inflow of Ch$3,694,137 million in 2024 to a net inflow of Ch$826,075 million in 2025. The annual change of Ch$2,868,062 million was principally explained by: (i) a net annual increase of Ch$3,024,730 million in net cash outflows associated with investment in fixed-income instruments held-for-trading, using the proceeds from long-term debt issued in the second half of 2025, and (ii) further decrease in lending activity associated with loans and advances to banks that resulted in a net cash inflow of Ch$1,589,576 million in 2025 when compared to 2024, due to lower balance in loans and advances to local banks in 2025 and lower balances in overnight deposits in the Central Bank in 2024. These effects were partly counterbalanced by: (i) an annual decrease of Ch$984,956 million in the net cash outflow associated with the decrease in time deposits and saving accounts balances which decreased 1.4% in 2025 as compared to the annual decline of 7.8% in 2024, and (ii) lower cash outflows related to loans to customers by Ch$767,815 million in 2025 when compared to 2024, which was the consequence of a tempered annual expansion of 0.8% in total loans to customers.

2023 and 2024. Net cash flows from operating activities recorded an increase from a net inflow of Ch$1,725,787 million in 2023 to a net inflow of Ch$3,694,137 million in 2024. The annual change of Ch$1,968,350 million was mostly explained by: (i) a net annual decrease of Ch$2,193,563 million in cash outflows related to loans and advances to banks, which in turn was mainly driven by both a local reference rate remained well above the neutral interest rate in 2023, making these deposits attractive from a profitability point of view, and the liquidity surplus we had in 2023 due to the FCIC funding. However, both factors came to an end with the termination of the FCIC funding and the gradual convergence of the monetary policy interest rate to the neutral level, which reduced the appetite for these overnight deposits with the Central Bank during 2024; (ii) lower cash outflows related to fixed-income held-for-trading securities by Ch$1,683,057 million, given the same drivers in relation to the changes in short-term interest rates and the end of the FCIC funding, for which we had to disinvest in this kind of securities; and (iii) the annual increase of Ch$1,002,596 million in the cash inflow linked to demand deposits and current accounts that increased 7.0% in year-end balances on an annual basis, which replaced time deposits balances. These effects were partly counterbalanced by: (i) a net annual decrease of Ch$2,455,968 in net inflow from time deposits, mostly driven by the annual reduction in short-term interest rates that negatively affected the appetite for this investment choice, and (ii) an annual increase of Ch$621,866 million in the cash outflow associated with loans to customers, as reflected by year-end loan balances increasing 3.3% in 2024 as compared to the 2.5% increment of 2023.

		For the Year Ended December 31,
		2023		2024		2025
		(in millions of Ch$)
Net cash from (used in) investing activities	Ch$	(346,500)	Ch$	2,028,804	Ch$	(1,189,085)

2024 and 2025. Our cash flows from (used in) investing activities recorded an annual reversal from a net cash inflow of Ch$2,028,804 million in 2024 to a net cash outflow of Ch$1,189,085 million in 2025. The annual change of Ch$3,217,889 million in the cash flow used in investing activities was principally the consequence of: (i) a net annual increase in the cash outflows associated with investment in fixed-income instruments measured at fair value through other comprehensive income, from a net inflow of Ch$1,611,197 million in 2024, when we liquidated part of the portfolio to repay the FCIC obligation with the Central Bank that expired in July 2024, to a net cash outflow of Ch$1,473,436 million in 2025, when we increased positions in these kinds of instruments using proceeds from debt issuances and the exchange of certain securities formerly maintained at amortized cost that were close to maturity for newly series of bonds issued by the Chilean Government, which we recorded as fair value through other comprehensive income securities, and (ii) a net annual decrease of Ch$126,229 million in the cash inflows coming from fixed-income securities held at amortized cost resulting from the difference between a net cash inflow of Ch$506,337 million in 2024 (from the liquidation of securities held to repay the FCIC obligation) and a net cash inflow of Ch$380,108 million in 2025 (from the exchange of certain Chilean Government securities for new bonds issued by the Chilean Government).

2023 and 2024. Our cash flows from (used in) investing activities recorded an annual change of Ch$2,375,304 million, from a net outflow of Ch$346,500 million in 2023 to a net inflow of Ch$2,028,804 million in 2024. The annual change in the cash flow from investing activities was principally the consequence of: (i) a net annual increase of Ch$1,353,584 million in the inflow related to disinvestments in fixed-income securities measured at fair value through other comprehensive income, from a net inflow of Ch$257,613 million in 2023 to a net inflow of Ch$1,611,197 million in 2024, as a result of an annual drop in year-end balances in 2024 when compared to a year ago given both the liquidation of certain fixed-income positions and the scheduled maturity of government bonds that were not renewed (or were reinvested in fixed-income securities measured at amortized cost) in order to repay the FCIC obligation with the Central Bank that expired in July 2024, and (ii) a net annual decrease of Ch$999,968 million in the net outflow of positions taken in fixed-income securities measured at amortized cost, given the same aforementioned factors related to the liquidation of fixed-income positions in liquidity deposits provided by the Central Bank in order to fulfill our FCIC obligation with the Central Bank.

		For the Year Ended December 31,
		2023		2024		2025
		(in millions of Ch$)
Net cash from (used in) financing activities	Ch$	(1,556,020)	Ch$	(5,614,179)	Ch$	110,759

2024 and 2025. The net cash from (used in) financing activities recorded a reversal from a net outflow of Ch$5,614,179 million in 2024 to a net inflow of Ch$110,759 million in 2025. This annual change of Ch$5,724,938 million was mainly caused by: (i) the absence in 2025 of the Ch$4,348,400 million cash outflow recorded in 2024 in connection with the repayment of the FCIC facility, which had been granted by the Central Bank to local banks in the context of the COVID-19 pandemic, and (ii) an annual increase of Ch$1,729,703 million in net cash inflow from current bonds issued in 2025, as part of a funding strategy deployed by our Treasury to manage financial gaps in the banking book and prepare for the expected expansion of the loan book during 2026, through the issuance of long-term bonds denominated in UF (or in foreign currency swapped to UF), mainly in the local market. These effects were to some degree offset by an annual increase of Ch$542,360 million in repayment of capital and interest associated with the scheduled maturity of formerly issued bonds.

2023 and 2024. The net cash from (used in) financing activities increased Ch$4,058,159 million, from a net outflow of Ch$1,556,020 million in 2023 to a net outflow of Ch$5,614,179 million in 2024. This annual increase in the outflow associated with financing activities was mainly caused by: (i) an annual increase of Ch$4,348,400 million in net outflow related to borrowings from the Central Bank, which was entirely explained by the full repayment of the FCIC funding with the Central Bank according to the scheduled maturity of this obligation, and (ii) an annual decline of Ch$211,842 million in net inflow related to proceeds from bond issuances, based on lower funding needs for longer terms. These effects were moderately counterbalanced by: (i) an annual decrease of Ch$365,425 million in net outflow due to payments of interest and capital on long-term bonds issued by us, or redemption of bond issuances, given the maturity profile of our long-term funding structure and lower bond issuances in the last three years, (ii) an annual increase of Ch$133,840 million in net inflow from obligations with foreign banks, resulting from the annual increase of 32.7% in trade finance loans in 2024, which compared to a 19.0% annual increment in 2023, and (iii) an annual decrease of Ch$50,997 million in the amount of dividends distributed to our shareholders in 2024, explained by both lower net income in 2023 when compared to 2022, and lower payout ratio on the net distributable income earned during the previous year from 100% in 2023 to 80% in 2024.

Asset and Liability Management

Our asset and liability management policy aims to maximize net interest income, return on assets and average equity in light of interest rate, liquidity and foreign exchange risks, within the limits of Chilean banking regulations and our internal risk management policies. Subject to these constraints, we may from time to time take mismatched positions as to interest rates or, in certain limited circumstances, foreign currencies when justified, in our view, by market conditions and prospects, and subject to our asset and liability management policies. Our board of directors determines our asset and liability policies. See Note 44 to our audited consolidated financial statements as of and for the year ended December 31, 2025 included elsewhere in this annual report.

Borrowings by Type of Liability and Terms

The following table presents the maturities of each borrowing category for the indicated year.

	As of December 31, 2024						As of December 31, 2025
	Long-term		Short-term		Total		Long-term		Short-term		Total
	(in millions of Ch$)
IFRS:
Borrowings from financial institutions:
Central Bank credit lines for renegotiation of loans	Ch$	–	Ch$	–	Ch$	–	Ch$	–	Ch$	–	Ch$	–
Other borrowings from the Central Bank		–		–		–		–		–		–
Borrowings from domestic financial institutions		–		–		–		–		–		–
Borrowings from foreign institutions		–		1,103,468		1,103,468		136,255		1,160,496		1,296,751
Debt issued:
Senior Bonds		8,515,921		1,173,298		9,689,219		9,180,960		1,441,258		10,622,218
Commercial papers		–		–		–		–		178,112		178,112
Subordinated bonds		954,970		113,909		1,068,879		979,218		107,875		1,087,093
Mortgage finance bonds		412		438		850		414		107		521
Other financial obligations		–		284,479		284,479		–		367,323		367,323
Total other interest-bearing liabilities	Ch$	9,471,303	Ch$	2,675,592	Ch$	12,146,895	Ch$	10,296,847	Ch$	3,255,171	Ch$	13,552,018

The Bank was in full compliance with all terms and conditions of its debt instruments during 2024 and 2025.

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

Borrowings from Foreign Financial Institutions

We have short- and long-term borrowings from foreign banks. These loans are denominated in foreign currency and are used to fund our foreign trade loans and carried an average nominal interest rate of 4.50% in the year ended December 31, 2025. The outstanding maturities of these borrowings as of December 31, 2025 were, as follows:

	As of December 31, 2025
	(in millions of Ch$)
IFRS:
Due within 1 year	Ch$	1,160,496
Due after 1 year but within 2 years		136,255
Due after 2 years but within 3 years		—
Due after 3 years but within 4 years		—
Due after 4 years but within 5 years		—
Due after 5 years		—
Total foreign borrowings	Ch$	1,296,751

Senior Long-Term Bonds

Our bonds are primarily denominated in local currency, mainly in UF, and, to a lesser extent, in foreign currencies, including Swiss francs (CHF), Hong Kong dollar (HKD), Japanese Yen (JPY), Mexican pesos (MXN) and Australian dollar (AUD).

As of December 31, 2025, bonds denominated in local currency, with semi-annual interest and principal, accounted for Ch$8,585,188 million, all denominated in UF, with a weighted average annual interest rate of 2.54%. As of the same date, bonds denominated in foreign currency, most of them with annual interest and principal payments, amounted to Ch$2,037,030 million and carried an average annual interest rate of 3.28% (excluding the effect of exchange rate adjustments). In general, long-term bonds, denominated in both local and foreign currency, are intended to finance loans that had a maturity of more than one year.

The maturities of bonds denominated in local currency (Ch$ or UF) as of December 31, 2025 were:

	As of December 31, 2025
	(in millions of Ch$)
IFRS:
Due within 1 year	Ch$	1,276,117
Due after 1 year but within 2 years		990,641
Due after 2 years but within 3 years		1,010,388
Due after 3 years but within 4 years		880,338
Due after 4 years but within 5 years		680,261
Due after 5 years		3,747,443
Total bonds	Ch$	8,585,188

During 2025, we issued bonds denominated in UF for an amount equivalent to Ch$1,572,815 million at a weighted average real interest rate of 3.05% and tenors in the range of 1 to 20 years.

The maturities of bonds denominated in foreign currency as of December 31, 2025 were:

	As of December 31, 2025
	(in millions of Ch$)
IFRS:
Due within 1 year	Ch$	165,141
Due after 1 year but within 2 years		388,351
Due after 2 years but within 3 years		126,820
Due after 3 years but within 4 years		96,792
Due after 4 years but within 5 years		58,037
Due after 5 years		1,201,889
Total bonds	Ch$	2,037,030

During 2025, we issued bonds denominated in foreign currency for an amount equivalent to Ch$350,331 million at a weighted average interest rate of 3.45% and a term of 7 years.

Commercial paper

During 2025, we issued commercial paper in an amount of Ch$819,195 million, bearing an average interest rate of approximately 4.52%.

Subordinated Bonds

As of December 31, 2025, our outstanding subordinated bonds were denominated in UF. Payments of interests and principal are generally due on a semiannual basis and the discount on the issuance is amortized over the life of the bond. As of December 31, 2025, we had an outstanding balance of Ch$1,087,093 million in subordinated bonds, bearing an effective weighted average real interest rate of 3.22% taking into consideration the discount at issuance.

Subordinated bonds are also intended to finance loans having a maturity of more than one year. As of December 31, 2025, the maturities of subordinated bonds were:

	As of December 31, 2025
	(in millions of Ch$)
IFRS:
Due within 1 year	Ch$	107,875
Due after 1 year but within 2 years		5,346
Due after 2 years but within 3 years		5,693
Due after 3 years but within 4 years		6,063
Due after 4 years but within 5 years		3,178
Due after 5 years		958,938
Total subordinated bonds	Ch$	1,087,093

During 2025, we did not issue any subordinated bonds.

Mortgage Finance Bonds

Mortgage finance bonds are used to finance the granting of mortgage loans. The outstanding principal amounts of the bonds are amortized on a quarterly basis. The bonds are linked to the UF index and carried a weighted average annual interest rate of 4.53% as of December 31, 2025. After the introduction of Mutuos Hipotecarios decades ago, Mortgage Finance Bonds were no longer issued. As a result, the current outstanding balance corresponds to previously issued bonds that have not yet mature.

The maturities of mortgage finance bonds as of December 31, 2025 were:

	As of December 31, 2025
	(in millions of Ch$)
IFRS:
Due within 1 year	Ch$	107
Due after 1 year but within 2 years		40
Due after 2 years but within 3 years		43
Due after 3 years but within 4 years		44
Due after 4 years but within 5 years		45
Due after 5 years		243
Total mortgage finance bonds	Ch$	521

Other Financial Obligations

The maturities of other financial obligations as of December 31, 2025 were as follows:

	As of December 31, 2025
	(in millions of Ch$)
IFRS:
Other long-term obligations:
Obligations with Chilean Government	Ch$	—
Total other long-term obligations		—
Other short-term obligations		367,323
Total other obligations	Ch$	367,323

As of December 31, 2025, other financial obligations had the following maturities:

As of December 31, 2025
(in millions of Ch$)
IFRS:
Due within 1 year	Ch$	367,323
Due after 1 year but within 2 years		—
Due after 2 years but within 3 years		—
Due after 3 years but within 4 years		—
Due after 4 years but within 5 years		—
Due after 5 years		—
Total other obligations	Ch$	367,323

Funding by Type of Liability and Average Rates

The following table sets forth our average daily balance of liabilities for the years ended December 31, 2024 and 2025 in each case together with the related average nominal interest rates paid thereon:

	Year Ended December 31,
	2024				2025
	Average Balance		% of Total Liabilities	Average Nominal Rate	Average Balance		% of Total Liabilities	Average Nominal Rate
	(in millions of Ch$, except percentages)
IFRS:
Current accounts and demand deposits	Ch$	14,124,978	29.9%	—%	Ch$	14,591,337	30.9%	—%
Time deposits and Savings accounts		15,267,720	32.4	5.63		15,236,466	32.3	4.24
Borrowings from financial institutions		2,600,300	5.5	2.76		1,362,732	2.9	4.54
Debt financial instruments issued		10,724,018	22.7	6.17		11,210,904	23.7	5.44
Commercial Paper		13,516	0.0	5.92		236,847	0.5	3.85
Other financial obligations		176,458	0.4	1.69		131,914	0.3	2.18
Lease Liabilities		94,931	0.2	2.51		84,041	0.2	2.51
Other interest-bearing liabilities		178,995	0.4	5.13		179,240	0.4	4.47
Other noninterest-bearing liabilities		3,988,089	8.5	—		4,209,569	8.9	—
Total liabilities	Ch$	47,169,005	100.0%	3.41%	Ch$	47,243,050	100.0%	2.84%

Our most important sources of funding are customer deposits, which primarily consist of peso-denominated, noninterest-bearing current accounts and demand deposits and both Chilean Peso and UF-denominated interest-bearing time deposits and savings accounts. Current accounts and demand deposits represented 29.9% and 30.9% of our average total liabilities in 2024 and 2025, respectively. These kinds of liabilities are our least-cost source of funding. On the other hand, time deposits and savings accounts represented 32.4% and 32.3% of our average liabilities in 2024 and 2025, respectively. Lastly, debt financial instruments issued represented 22.7% and 23.7% of our average liabilities in 2024 and 2025, respectively.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following tables set forth our contractual obligations and commercial commitments by residual maturity. As of December 31, 2025, the scheduled maturities of our contractual obligations, including accrued interest, were as follows:

	Due within 1 year		Due after 1 year but within 3 years		Due after 3 years but within 5 years		Due after 5 years		Total		Estimated Interest Payment
	(in millions of constant Ch$ as of December 31, 2025)
IFRS:
Contractual Obligations
Currents accounts and other demand deposits	Ch$	14,791,870	Ch$	—	Ch$	—	Ch$	—	Ch$	14,791,870	Ch$	—
Transaction in the course of payment		564,172		—		—		—		564,172		—
Time deposits and Saving account		13,748,828		412,156		793		631		14,162,408		—
Bonds issued:												—
Mortgage finance bonds		107		82		89		243		521		120
Bonds		1,438,800		2,516,201		1,715,429		4,949,330		10,619,760		1,811,372
Commercial Bonds		180,570		—		—		—		180,570		30,799
Subordinated Bonds		107,875		11,039		9,241		958,938		1,087,093		304,964

Hedged Instrument
Outflows
Corporate Bond		(62,733)		(572,565)		(297,431)		(1,437,654)		(2,370,383)		—
Obligation USD		—		—		—		—		—		—
Inflows
Cross currency swap		62,733		572,565		297,431		1,437,654		2,370,383		—

Borrowings from financial institutions		1,160,496		136,255		—		—		1,296,751		—
Other financial obligations		367,323		—		—		—		367,323		—
Lease contracts		23,569		32,855		10,827		7,092		74,343		—
Services contracts		35,871		29,094		300		—		65,265		—
Obligations by repurchase agreements		286,915		—		—		—		286,915		—
Total	Ch$	32,706,396	Ch$	3,137,682	Ch$	1,736,679	Ch$	5,916,234	Ch$	43,496,991	Ch$	2,147,255

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

According to the General Banking Act, each bank must comply with the following capital requirements as a percentage of its risk-weighted assets, net of required allowances:

●	Common Equity Tier 1 Capital (CET1) above 4.5% of risk-weighted assets;

●	Tier 1 Capital = CET1 Capital + Additional Tier 1 Capital (AT1) above 6.0% of risk-weighted assets;

●	Tier 1 + Tier 2 above 8.0% of risk-weighted assets;

●	Conservation Buffer of 2.5% of risk-weighted assets;

●	Countercyclical Buffer of up to 2.5% of risk-weighted assets, to the extent applicable, to be fulfilled with CET1;

●	D-SIB capital charge in the range of 1.0% to 3.5% of risk-weighted assets, to be fulfilled with CET1 at 25% rate every year starting December 1, 2022, to the extent applicable;

●	Pillar 2 capital charge of up to 4.0% of risk-weighted assets, to the extent applicable.

Banks should also comply with a leverage ratio, meaning CET1 Capital of at least 3% of their total risk assets, net of required allowances. If a bank is defined as a domestic-systemically important bank, the threshold for the leverage ratio could be subject to further requirement of up to 50% of the systemic buffer imposed over risk-weighted assets but over total risk assets.

Pursuant to the general Banking Act, local banks must comply with minimum capital requirements in relation to both total assets and risk-weighted assets (considering credit, market and operational risk). As of December 31, 2025 CET1 Capital must be at least 3.0% of total assets, based on the leverage requirements. In this regard, despite our designation as D-SIB bank, no further leverage requirements were imposed on us as of the date of this annual report. Likewise, as of December 31, 2025, local banks’ Total Regulatory Capital, must be at least 8.00% of their risk-weighted assets, Tier1 Capital must be at least 6.00% of their risk-weighted assets and CET1 Capital must be at least 4.50% of their risk-weighted assets, considering minimum regulatory limits. As of the same date, banks must comply with: (i) the conservation buffer amounting to 2.50% of risk-weighted assets, (ii) the corresponding phase-in implementation of the systemic or D-SIB capital charge, which in our case amounted to 1.25%, (iii) a countercyclical capital buffer equivalent to 0.50% of risk-weighted assets for the industry as a whole, established by the Central Bank in May 2023 and required for local banks starting May 2024, and (iv) the Pillar 2 capital charge, to the extent applicable. These thresholds, except for Pillar 2, must be fulfilled with CET1 capital exclusively. However, the Pillar 2 capital charge, if any, could be met with CET1 capital, AT1 capital (perpetual bonds or preferred stocks) or Tier 2 Capital (subordinated bonds or disclosed reserves) according to the bank’s actual capital structure or as requested by the CMF.

It is important to note that on January 16, 2026, the CMF informed us of its decision to remove the additional Pillar 2 capital requirement formerly assigned to us, starting on the same date. As a result, as of the date of this annual report, we are no longer subject to any Pillar 2 capital charge.

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

As of December 31, 2025, Banco de Chile fully complied with capital adequacy requirements by holding:

	As of December 31, 2025
	Actual Ratio	Regulatory Limits (1)
Leverage Ratio	10.04%	3.000000%
Common Equity Tier 1	14.50	8.823125
Tier 1 Ratio	14.50	10.347500
Total Regulatory Capital Ratio	18.28%	12.380000%

(1)	On December 1, 2025 regulatory limits became fully in place after completing a phase-in period of four years. Accordingly, regulatory limits for Banco de Chile as of December 31, 2025, consider full application of the conservation buffer (2.5%), the systemic capital charge assigned to Banco de Chile (1.25%) and a countercyclical buffer of 0.5% as set by the Central Bank starting in May 2024. As discussed above, the Pillar 2 capital requirement previously assigned by the CMF (0.13% of risk-weighted assets as of December 31, 2025) was removed effective January 16, 2026; accordingly, the regulatory limits shown above exclude such requirement given its elimination prior to the date of this annual report.

The following table sets forth our minimum capital requirements and capital availability for Banco de Chile for the years ended December 31, 2024, and 2025, based on the requirements set by the CMF under Basel III:

●	CET1 Capital over Total Risk Assets

		As of December 31,
		2024		2025
		(in millions of Ch$)
CHILEAN GAAP:
CET1 Capital Minimum Requirement	Ch$	1,611,371	Ch$	1,686,379
Excess over minimum CET1 Capital required	Ch$	3,900,542	Ch$	3,957,747

●	CET1 Capital over Risk Weighted Assets

	As of December 31,
	2024		2025
	(in millions of Ch$)
CHILEAN GAAP:
CET1 Capital Minimum Requirement	Ch$	3,263,127	Ch$	3,433,850
Excess over minimum CET1 Capital required	Ch$	2,248,787	Ch$	2,210,275

●	Tier 1 Capital over Risk Weighted Assets

	As of December 31,
	2024		2025
	(in millions of Ch$)
CHILEAN GAAP:
Tier 1 Capital Minimum Requirement	Ch$	3,847,434	Ch$	4,027,117
Excess over minimum Tier 1 Capital required	Ch$	1,664,480	Ch$	1,617,008

●	Total Regulatory Capital over Risk Weighted Assets

	As of December 31,
	2024		2025
	(in millions of Ch$)
CHILEAN GAAP:
Total Regulatory Capital Minimum Requirement	Ch$	4,626,509	Ch$	4,818,141
Excess over minimum Total Regulatory Capital required	Ch$	2,328,783	Ch$	2,297,034

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

Unfavorable developments in the U.S.-China “trade-war,” changes in global trade due to increased tariffs, and newly revisited waves of protectionism among major global economies could negatively affect global economic growth and adversely impact Chilean economic growth as a result of external forces affecting copper prices, the growth trends of Chile’s main trade partners, or global trade. Any impact on the local economy would certainly affect the dynamics of the banking industry.

Political and diplomatic events are taking place around world, including recently appointed administrations or the upcoming elections in certain of the principal developed countries and various countries in Latin America, a redefinition of political and economic alliances and the emergence of radicalized political movements in other parts of the world. In addition, the latent threat of armed conflicts or terrorism in the Middle East and Asia, the ongoing armed conflicts in Eastern Europe, between Russia and Ukraine, and in the Middle East, between Israel and Hamas and, more recently, between the U.S. and Israel and Iran and other countries of the Middle East, that threaten to become global or extend beyond current expectations, have contributed to global migration crises and political instability that have been managed in dramatically different ways by developed countries. Similarly, political and social instability in certain Latin American countries, such as Venezuela, Ecuador, Colombia and some Caribbean countries has resulted in massive migration processes within the region. Any further negative development in these matters could result in the adoption of protectionist policies, immigration bans, restrictions on foreign trade or prohibitions on business with specific investors in particular countries or within certain countries. Also, the escalation of geopolitical conflicts, such as the current armed conflicts involving the U.S., Israel and Iran, could result in market turmoil, abrupt changes in international commodity prices, such as oil and gas, volatility in key market factors, such as interest rates, exchange rates or inflation, all of which could translate into economic slowdown or recessions, both locally and globally, affecting Chile’s economic performance, the activity in the local banking business and, ultimately, our results of operations.

In addition, the United States administration has revised the country’s approach on global trade and immigration, among other topics. This has resulted in unilateral or bilateral revision of former trade agreements or arrangements between the U.S. and some of its commercial partners, and an initial increase in tariffs for some specific products and countries and a retaliation wave by some of the affected countries in response. On April 2, 2025, U.S. President Donald J. Trump announced new tariffs on imports into the United States of America. Although the U.S. Supreme Court struck down certain tariffs in February 2026, the Trump administration imposed a new global tariff of 10% under Section 122 of the Trade Act of 1974. Additional industry-specific tariffs remain in effect under Section 232 national security authorities, including a 50% tariff on steel, aluminum, and copper parts. Chile is currently subject to a minimum 10% baseline tariff; however, goods covered by the U.S.-Chile Free Trade Agreement or certain other exemptions may not be subject to these duties. Copper cathode exports from Chile are currently exempt from the 50% copper tariff announced in July 2025, although semi-finished copper products remain subject to this tariff. These tariff policies remain fluid and subject to ongoing legal challenges, trade negotiations, and potential changes, which could result in increased costs for Chilean exports to the United States. The imposition of these tariffs may have significant adverse effects on global trade, which could have a material adverse effect on Chile’s economy, trade balance, and key industries, including second-round effects on the lending business and, ultimately, on our lending activity and results of operations.

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

For more information regarding the potential economic or regulatory factors that could affect our results of operations or financial condition, see “Item 3. Key Information—Risk Factors— Risks Relating to our Operations and the Chilean Banking Industry—Stricter banking regulations and changes in law may constrain our operations and thereby adversely affect our financial condition and results of operations,” “Item 3. Key Information—Risk Factors— Risks Relating to our Operations and the Chilean Banking Industry—Market turmoil could result in negative adjustments to the fair value of our financial assets, which could translate into a material effect on our results or financial condition,” “Item 3. Key Information—Risk Factors—Risk Relating to Chile—Our growth and profitability depend on the level of economic activity in Chile,” “Item 3. Key Information—Risk Factors—Risk Relating to Chile—Climate change presents various financial and non-financial risks to us and our customers that are not directly observable and, therefore, are difficult to mitigate in advance,” “Item 3. Key Information—Risk Factors— Risk Relating to Chile—Pandemics, epidemics and other health events will affect both the global and the Chilean economy, our business or results of operations and could affect our financial condition,” and “Item 3. Key Information—Risk Factors— Risks Relating to our American Depositary Shares (“ADSs”)—Developments in international financial markets may adversely affect the market price of the ADSs and shares.

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

We provide customers with off-balance credit support through loan commitments. Such commitments are agreements to lend to a customer at a future date, subject to compliance with contractual terms. Since substantial portions of these commitments are expected to expire without us having to grant any loans, total commitment amounts do not necessarily represent our actual future cash requirements. The amounts of these loan commitments were Ch$11,125,300 million as of December 31, 2024, and Ch$11,453,782 million as of December 31, 2025. See Note 28 to our audited consolidated financial statements as of and for the year ended December 31, 2025, included elsewhere in this annual report. The amount of subscribed leasing contracts were Ch$171,828 million as of December 31, 2024, and Ch$160,403 million as of December 31, 2025.

Interest rate and cross-currency swaps, which are entered into in order to hedge our foreign investment portfolio, are recorded at their estimated fair market values. For more information, see Note 10 to our audited consolidated financial statements as of and for the year ended December 31, 2025, included elsewhere in this annual report.

The credit risk of both on- and off-balance sheet financial instruments depends on many factors, including the value of collateral held and other security arrangements. To mitigate credit risk, we generally determine the need for specific covenant, guarantee and collateral requirements on a case-by-case basis, depending on the nature of the financial instrument and the customer’s creditworthiness. The amount and type of collateral held to reduce credit risk varies, but may include real estate, machinery, equipment, inventory and accounts receivable, as well as cash on deposit, stocks, bonds and other marketable securities that are generally held in our possession or at another appropriate custodian or depository. This collateral is valued and inspected on a regular basis to ensure both its existence and adequacy. Additional collateral is requested when appropriate. For further information, see Note 28 to our audited consolidated financial statements as of and for the year ended December 31, 2025, included elsewhere in this annual report.

Financial Guarantees

The following is a summary of the nominal value of instruments that are considered financial guarantees, and which are accounted for in off-balance sheet accounts:

	As of December 31, 2025
	(in millions of Ch$)
Performance bonds	Ch$	3,173,261
Foreign office guarantees and standby letters of credit	Ch$	288,710
Total	Ch$	3,461,971

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

As of December 31, 2025, the expiration of guarantees per period was as follows:

	Due within 1 year		Due after 1 year but within 3 years		Due after 3 years but within 5 years		Due after 5 years		Total
	(in millions of Ch$)
Performance bonds	Ch$	2,220,779	Ch$	797,609	Ch$	143,599	Ch$	11,274	Ch$	3,173,261
Foreign office guarantees and standby letters of credit		218,291		32,617		34,957		2,845		288,710
Total	Ch$	2,439,070	Ch$	830,226	Ch$	178,556	Ch$	14,119	Ch$	3,461,971

Item 6 Directors, Senior Management and Employees

DIRECTORS AND SENIOR MANAGEMENT

Directors

Our administration is conducted by our board of directors, which, in accordance with our bylaws (estatutos), consists of nine directors and two alternate directors. The entire board of directors is elected every three years. Our current board of directors was elected in March 2026 and its term expires in March 2029.

Cumulative voting is permitted for the election of directors. Our chairman and our chief executive officer are appointed by our board of directors and hold their offices at its discretion. Ordinary meetings of our board of directors are held at least twice a month, except in February, month in which only one ordinary meeting is held. Extraordinary board of directors’ meetings shall be held when specially called by the chairman or at the direction of one or more directors subject to the chairman’s prior assessment of the need of the meeting, unless it is requested by an absolute majority of the directors, in which case the meeting must necessarily be held without prior assessment by the chairman.

Our current directors are as follows:

Director	Position	Committee Memberships	Age
Pablo Granifo Lavín	Chairman	7	67
Jean Paul Luksic Fontbona	Vice Chairman	1	61
Julio Figueroa	Vice Chairman	2	54
Óscar Hasbún Martínez	Director	3	57
Ana Holuigue Barros	Director	5	70
Hernán Büchi Buc	Director	3	77
Patricio Jottar Nasrallah	Director	2	63
Vivianne Caumont	Director	4	51
Paul Furst Gwinner	Director	4	59
Nicolás Lewin Muñoz	First Alternate Director	2	44
Sandra Guazzotti	Second Alternate Director	2	59

Pablo Granifo L. was reelected as the chairman of our board of directors in March 2026, a position which he has held since 2007. He was our Chief Executive Officer from 2001 to 2007, and previously, Chief Executive Officer of Banco A. Edwards from 2000 to 2001. He is also chairman of the board of directors of Banchile Administradora General de Fondos S.A., Viña San Pedro Tarapacá S.A., LQIF, Quiñenco S.A., Embotelladoras Chilenas Unidas S.A., Cervecera CCU Chile and Compañía Cervecerías Unidas S.A.; vice chairman of the board of directors of Compañía Sudamericana de Vapores S.A.; chairman of the Executive Committee of Banchile Corredores de Seguros Limitada; and a member of the board of directors of Empresa Nacional de Energía Enex S.A., Inversiones y Rentas S.A. and SM SAAM S.A. Mr. Granifo is also a member of the board of the Chilean Bank Association. He holds a degree in business administration from the Pontificia Universidad Católica de Chile.

Jean Paul Luksic F. has been a member of our board of directors since April 2013 and was elected vice chairman in March 2026. He currently serves as chairman of the board of directors of Antofagasta plc (United Kingdom) and of Antofagasta Minerals S.A. He is a member of the board of directors of Quiñenco S.A. and LQIF and vice chairman of Sociedad Matriz SAAM S.A. Mr. Luksic was appointed to the board of directors of Antofagasta plc in 1990 and was the Chief Executive Officer of Antofagasta Minerals until his appointment as chairman of Antofagasta plc in 2004. He is also a member of the Consejo Minero (Mining Counsel), the industry body representing the largest mining companies in Chile. Mr. Luksic holds a B.Sc. degree in management and science from the London School of Economics and Political Science.

Julio Figueroa has been a member of our board of directors since December, 2018 and was elected vice chairman in March 2026. He is Chief Executive Officer at Citi Latin America based in Miami, United States. He serves as chairman of Banchile Asesoría Financiera S.A. and vice chairman of LQIF. He is also a member of the Argentinian Business Association (AEA), the Latin American Business Council (CEAL) in Argentina and the Young President Association (YPO) in Argentina, Mr. Figueroa joined Citi in Buenos Aires in 1994 in CIB after working for IBM Argentina in the finance division. From 1994 to 2001 he has held several roles in CIB Argentina as a senior banker covering Argentine clients in different industries. He moved to the Citi Latin America Regional Office in Miami, U.S.A. in 2001, as a senior corporate finance transactor in CIB, covering corporate clients in Latin America, and to Citi New York, United States, in 2004 as managing director, responsible for Financial Sponsors & Private Equity Clients for CIB Latin America. In 2010, Mr. Figueroa returned to Buenos Aires as CIB Head for Citi Argentina, a position he held until May 2014, when he was appointed Chief Executive Officer for Citi Peru and Vice President of the board of directors of Citibank del Perú S.A., responsible for the wholesale and the consumer businesses. In November 2015, Mr. Figueroa was named Chief Executive Officer for Citi in Argentina, where he led a significant transformation of the franchise, both in the wholesale and consumer businesses. In January 2017, in addition to his role as Chief Executive Officer of Citi Argentina, he became head of Southern Cone (Argentina, Uruguay and Paraguay) and CIB Head for Southern Cone. In January 2020, he expanded his responsibility and became head of Latin America South LAS (Argentina, Chile, Colombia, Ecuador, Peru, Paraguay, Uruguay and Venezuela), a position he held until he assumed his current role. Mr. Figueroa received his MBA finance degree from the CEMA University in Buenos Aires, a B.A. in business administration and a B.A. in accounting, both from Universidad Católica Argentina (U.C.A.) in Buenos Aires.

Ana Holuigue B. (independent) is a member of our board of directors since March 2023. She is currently a member of the board of directors of Grupo Prisma, director of Comunidad Mujer, counselor at Clapes UC, Red de Alimentos and a member of the ICARE Business and Society Circle. Ms. Holuigue was the chairperson at Televisión Nacional de Chile (TVN) and Chile Transparente. She has also served on the boards of Empresa Nacional del Petróleo (ENAP), Parque Arauco, Corpbanca, Copesa, EFE, Centro Cultural GAM, Unimarc, Fundación Techo and Fundación Chile. She was a founding partner of Radio Duna and an executive director of Grupo Dial. She was a member of the Superior Council of the Universidad Alberto Hurtado and was a professor of microeconomics for 10 years at the Economics Institute of the Pontificia Universidad Católica de Chile. She was an executive at Copec, Banco Santiago (now Santander) and Telefónica. Ms. Holuigue is an economist and holds a master’s degree in economics from Pontificia Universidad Católica de Chile.

Vivianne Caumont is a member of our board of directors since March 2026. She has 30 years of experience in financial institutions and multinational companies within the region. Her expertise encompasses corporate and investment banking, finance, strategic planning, and risk. She has led high-performance teams and gender diversity programs at Citi. In 2013, she was appointed Country Director (CEO) of Citi Uruguay, a position she held for four years, covering the Corporate and Private Banking businesses. Subsequently, she was named Chief Financial Officer for South Latin America, excluding Brazil. In 2021, she assumed the role of Head of Financial Planning for Corporate Banking for Citi Latin America, a position she held until July 2023, when she took her current role as Chief Financial Officer (CFO) of Citi Latin America. Ms. Caumont holds a Bachelor’s Degree in Administration and is a certified Public Accountant from the Universidad de la República in Montevideo, Uruguay, and holds a Master’s in Corporate Finance from the Universidad del CEMA in Buenos Aires, Argentina.

Hernán Büchi B. is a member of our board of directors since August 2019. Previously, he served as an advisor to our board between 2008 and 2019 and as a member of our board of directors in 2007. He is the president of the Directive Council of Universidad del Desarrollo. Mr. Büchi is also a board member of, among other companies, Compañía Sudamericana de Vapores S.A. and SQM S.A. Between 1985 and 1989, Mr. Büchi served as the Minister of Finance. He also served as the Superintendent of Banks between 1984 and 1985, Minister of Planning between 1983 and 1984, and Vice-Secretary of Health between 1980 and 1983. Mr. Büchi holds a degree in civil mining engineering from the Universidad de Chile and a Master’s Degree from Columbia University.

Patricio Jottar N. is a member of our board of directors since December 2023. He is currently the CEO of Compañía Cervecerías Unidas S.A. , chairman of Compañía Pisquera de Chile S.A. and board member of LQIF, Cervecera CCU Chile, Embotelladoras Chilenas Unidas S.A., Compañía Cervecerías Unidas Argentina S.A., Viña San Pedro Tarapacá S.A., Aguas CCU-Nestlé Chile S.A., Cervecería Kunstmann S.A., Bebidas CCU-Pepsico SpA, Bebidas del Paraguay S.A., Central Cervecera de Colombia S.A.S., Zona Franca Central Cervecera S.A.S., Banchile Administradora General de Fondos S.A. and Distribuidora del Paraguay S.A. Previously, he was CEO of AFP Bansander and Santander Chile Holding, after working at Citicorp Chile. He has been director and president of ICARE, director of Fundación Teletón, elected Counselor of Sociedad de Fomento Fabril (“SOFOFA”) and a member of its Executive Committee. He is currently the director of Clínica de la Universidad de Los Andes and member of the directive council of Universidad de Los Andes. He has been a professor in Finance, Costs and Administration courses at Pontificia Universidad Católica de Chile and Universidad de Los Andes. Mr. Jottar has a degree in business administration from Pontificia Universidad Católica de Chile and a Master’s in Economics and Business Administration from Instituto de Estudios Superiores de la Empresa, in Barcelona, Spain.

Óscar Hasbún M. is a member of our board of directors since February 2026. He is currently chairman of the board of directors of Compañía Sudamericana de Vapores S.A. (CSAV), chairman of the board of directors of SM SAAM S.A., and a member of the board of directors of Quiñenco S.A., Hapag-Lloyd, Nexans, Compañía Cervecerías Unidas S.A. (CCU) and Invexans. From 2011 to 2026, Mr. Hasbún served as CEO of CSAV, and prior to that he was in charge of the Luksic Group’s tourism and real estate businesses in Croatia. Between 2023 and 2025, he was vice chairman of SOFOFA. Mr. Hasbún holds a degree in business and economics from the Pontificia Universidad Católica de Chile.

Paul Furst G. (independent) is a member of our board of directors since November 2019. From 1998 to date, he has been a member of the board and partner at Grupo Plaza S.A., where he was also a member of the audit committee for two years, until April 2019. In addition, since 2009 he has been a partner and director of the mining company Ventana Minerals, member of the board and partner of the goat industry products company Caprilac, and member of the board and partner of the agricultural company Comaihue. Previously, he was partner and member of the board at Parque Arauco S.A. for eleven years. Mr. Furst Gwinner has a business administration degree from the Universidad de Las Condes. In addition, Mr. Furst pursued the Senior Management Program (PADE) of the ESE Business School at the Universidad de los Andes.

Nicolás Lewin Muñoz (independent) was elected as first alternate director in March 2026. He served as director of Nuevos Desarrollos S.A. (2014–2023), a subsidiary of Plaza S.A. responsible for the development and operation of shopping centers; Falabella Inversiones Financieras S.A. (2013–2014); Banco Falabella, where he was a member of the Risk Committee and the Audit Committee (2013–2014); and Promotora CMR Falabella S.A., where he served as a member of the Board Committee and the Risk Committee (2013–2014), among other entities. He obtained his law degree from the Pontificia Universidad Católica de Chile. He holds a Diploma in Competition Law: Economics, Law and Regulation from the Pontificia Universidad Católica de Chile and a Master of Laws (LL.M.) in Global Competition Law from Loyola University Chicago.

Sandra Guazzotti has been a member of our board of directors since June 2019 and was re-elected as second alternate director in March 2026. Ms. Guazzotti is an independent director of Bancolombia S.A., a board member of Banchile Pagos and Universidad Adolfo Ibañez, president of the advisory council of Endeavor Chile and chair at Women Corporate Directors (WCD) Chile. She previously served as president and member of the board of directors of the Chilean-American Chamber of Commerce (AmCham Chile). She brings over 30 years’ experience, including 25 years in senior leadership roles at technology companies such as Oracle and Google, both in Latin America and Asia. Her career has been focused on business transformation, technology strategy, and digital innovation at scale. Throughout her professional trajectory, she has received multiple recognitions, including “Executive of the Year 2019” by Mujeres Empresarias (Business Women) and Revista Capital (Capital Magazine) and has been named one of “100 Women Leaders in Chile” by Mujeres Empresarias in the newspaper El Mercurio in 2011, 2018, and 2019. She has a degree in International Relations from the University of Tsukuba in Japan and completed the Senior Executive Program (PADE) at Universidad de los Andes in Chile. She also holds a Directors Certificate and Diploma from the Institute of Directors (IoD), United Kingdom, and has completed the Technology Leadership Program at the Massachusetts Institute of Technology (MIT), United States.

Senior Management

As of April 24, 2026 our current executive officers are as follows:

Executive Officers	Position	Age
Eduardo Ebensperger Orrego	Chief Executive Officer	60
Rolando Arias Sánchez	Chief Financial Officer	61
Álvaro Cumsille Capponi	Credit Risk Officer (1)	48
Alfredo Villegas Montes	General Counsel and Secretary of the Board	55
Cristián Lagos Contardo	Manager — People and Organization Division	60
Francisco Javier Brancoli Bravo	Manager — Commercial Division	63
Felipe Echaiz Bornemann	Manager — Global Compliance Division	58
Hernán Arellano Salas	Manager — Corporate Banking Division	48
Sergio Karlezi Aboitiz	Manager — Treasury Division	60
Oscar Mehech Castellón	Manager — Internal Audit Division	61
Esteban Kemp De La Hoz	Manager — Marketing, Technology and Digital Division	46
Tatiana Tatter Casanova	Manager —Operational Risk and Global Control Division (1)	42
Salvador Danel Hernández	Manager — Cybersecurity Division	52

(1)	In March 2026, the Corporate Risk Division was reorganized into two new organizational units: (i) the Credit Risk Division, and (ii) the Operational Risk and Global Control Division.

Eduardo Ebensperger O. has been our Chief Executive Officer since May 2016. He joined Banco A. Edwards in 1989, where he served as regional branch manager from 1997 to 1999 and as manager of the Medium Sized Companies Division from 1999 to 2001. He subsequently held several positions at Banco de Chile, including Chief Executive Officer of Banchile Factoring S.A. from 2002 to 2005, manager of the Large Companies Division from 2005 to 2007, manager of the Wholesale, Large Companies and Real Estate Division from 2008 to 2014, and manager of the Commercial Division from 2014 to 2016. He was formerly chairman of the Board of Directors of Artikos S.A. He is chairman of the Board of Directors of Operadora de Tarjetas Banchile Pagos S.A. and chairman of the CEO Committee of the Association of Banks and Financial Institutions since 2019; and a member of the Board of Directors of Banchile Asesoría Financiera S.A., Banchile Administradora General de Fondos S.A. and the Executive Committee of Banchile Corredores de Seguros Limitada. He is also a member of the Advisory Council of the Faculty of Economics and Administration of Universidad de Chile. Mr. Ebensperger holds a degree in business administration from the Universidad de Chile.

Rolando Arias S. has been our Chief Financial Officer since June 2014. Prior to this position, Mr. Arias was manager of the Research and Planning Area. He served as manager of the Financial Control Area of Banco de Chile after its merger with Banco A. Edwards from 2002 to 2006. Before this merger, Mr. Arias was in charge of the Planning Area of Banco A. Edwards from 1997 to 2001. Mr. Arias joined Banco A. Edwards in 1987 and until 1997 he held various positions related to controlling and planning. Mr. Arias holds a degree in business administration from Pontificia Universidad Católica de Chile.

Álvaro Cumsille C. serves as Credit Risk Officer since March 2026. Prior to his current role, he served as manager of Special Assets Management since January 2022 and was a member of the board of directors of Socofin until its merger by absorption with the Bank and dissolution in July 2025. Previously, between September 2018 and January 2022, he worked at Scotiabank Chile as director of operations and director of collections, and also served as general manager of the collection subsidiary and as a member of the board of directors of the subsidiaries Bandesarrollo Leasing Inmobiliario S.A., Scotia Azul Leasing S.A., and Fintesa Securitizadora S.A. Mr. Cumsille is an attorney from the Pontificia Universidad Católica de Chile and holds a master’s degree in business law from Universidad Adolfo Ibáñez.

Alfredo Villegas M. has been our General Counsel and Secretary of our board of directors since December 2019. Previously, he served as deputy general counsel since 2017. Before, he was head legal counsel for the Commercial Division since 2008. He joined Banco de Chile in 2002 as a result of its merger with Banco A. Edwards, having joined the latter in 1994. Since January 2021, he has been the vice president of the legal affairs committee of the Chilean Banks Association. Mr. Villegas is an attorney and holds a law degree from the Universidad de Chile.

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

Francisco Brancoli B. has served as manager of our Commercial Division since March 2026. Prior to his current role, he served as manager in Banco Edwards branches since 2002 and of Private Banking since 2015. Mr. Brancoli joined Banco Edwards in 1994, working in various commercial positions. In 2001, he took part in the Banco de Chile merger, remaining in charge of the branch network under the Edwards brand. In 2008, he was part of the team responsible for integrating former Citibank retail clients and staff into Banco de Chile. In 2018, he participated in the creation and implementation of new service models within Private Banking, notably Private Wealth Management, a proposal developed jointly with Banchile Inversiones. Mr. Brancoli currently serves as a member of the board of Banchile Administradora General de Fondos S.A. Mr. Brancoli holds a degree in Business and Administration from Universidad Diego Portales.

Felipe Echaiz B. has served as manager of our Global Compliance Division since January 2008. Mr. Echaiz previously worked for Citibank for 10 years. Between 2004 and 2005, he was vice-president and head of the Multinationals Cluster Group, and then served as Country Compliance Officer for Citigroup Chile between 2006 and 2007. In 2003, Mr. Echaiz was deputy director of the Anti-Money Laundering and Organized Crime Unit at the Public Prosecutor’s Office. Currently, Mr. Echaiz is a member of the Compliance Committee of the Chilean Association of Banks. Mr. Echaiz is an attorney and holds a law degree from the Pontificia Universidad Católica de Chile and a master’s degree in finance and economics from the Universidad de Chile.

Hernán Arellano S. has been Head of our Corporate Banking Division since November 2024. Previously, he was chief executive officer at Banchile Corredores de Bolsa S.A. between September 2016 and November 2024. He is also member of the board of Banchile Asesoría Financiera S.A. since December 2024 and Bolsa Electronica de Chile since April 2017. Additionally, Mr. Arellano has been a Finance Professor in the Master in Business Administration Program at Pontificia Universidad Católica de Chile since 2014. Mr. Arellano holds a degree in business administration from Pontificia Universidad Católica de Chile, a master’s degree in applied economics in the same university and an MBA from Babson College, United States.

Sergio Karlezi A. has been the Manager of Treasury Division since December 2011. Previously, he was the Manager of Treasury between October 2009 and November 2011. From June 2006 to December 2008, Mr. Karlezi served as Head Trader of Citibank Chile, holding the same position at Banco de Chile until September 2009. Since 2000, he worked for six years as Executive Director of Santander Investment New York. Before that, Mr. Karlezi held positions as Head Trader in Chase Manhattan Bank (now J.P. Morgan) and Santander Investment Chile. Mr. Karlezi holds a degree in Industrial Civil Engineering from the Universidad de Santiago de Chile.

Oscar Mehech C. has been manager of our Internal Audit Division since July 2008. Before that, he was our Regulatory Policies Division manager in 2008, Global Compliance Division manager from 2006 until 2007 and deputy general counsel between 2004 and 2006. Prior to joining the Bank in 2002, he was deputy general counsel at Banco A. Edwards, an institution that he joined in 1991. Mr. Mehech is also the vice chairman of the surveillance committee at Depósito Central de Valores S.A. He holds a law degree from Universidad de Chile and an MBA from Pontificia Universidad Católica de Chile.

Esteban Kemp D. has been manager of our Marketing, Technology and Digital Division since March 2024. Before, he served as our acting manager of our Global Risk Control Division. Prior to that, he had been the manager of the Operational Risk Area since 2016. Mr. Kemp joined Banco de Chile in July 2016, after serving as senior manager at EY Chile. He had his first managerial position as a manager at Everis (now NTT Data), in 2011. Mr. Kemp holds a civil engineer degree in computer science from the Universidad Austral de Chile and holds an MBA from the Universidad Adolfo Ibáñez.

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

Tatiana Tatter C. has served as manager of the Operational Risk and Global Control Division since March 2026. Prior to her current role, she served as Manager of the Global Control Area from August 2024, leading operational risk management and business continuity. She joined Banco de Chile in August 2016 as Head of the Process Engineering Department and, between 2018 and 2024, served as manager of the Operational Risk and Continuous Improvement Area. Prior to joining Banco de Chile, Ms. Tatter held various positions at EY between 2011 and 2016, including senior consultant, acting manager, and manager in the Financial Services Advisory area. Ms. Tatter holds a degree in Civil Engineering in Computer Science from the Universidad Austral de Chile and a Postgraduate Diploma in Project Preparation and Evaluation from the Universidad de Chile.

COMPENSATION

The table below presents the amount of compensation, as established by our shareholders, to the members of our board of directors for the year ended December 31, 2025. These amounts include remuneration for services, fees for attendance at meetings of our board of directors, meetings of committees of our board of directors and meetings of board of directors of our subsidiaries, consulting services and travel expenses.

Name of Director	Remuneration			Fees for Attending Meetings of our Board of Directors		Fees for Attending Meetings of Committees of our Board of Directors and Meetings of the Board of Directors of our Subsidiaries(1)		Consulting		Total
	(in millions of Ch$)
Pablo Granifo Lavín	Ch$	736	(2)	Ch$	77	Ch$	359	Ch$	–	Ch$	1,172
Francisco Pérez Mackenna		229			39		124		–		392
Raúl A. Anaya Elizalde		76			39		122		–		237
Hernán Büchi Buc		76			39		92		–		207
Jaime Estévez Valencia		76			39		148		–		263
Sandra Guazzotti		76			37		95		–		208
Patricio Jottar Nasrallah		76			39		76		–		191
Jean-Paul Luksic Fontbona		76			26		–		–		102
Andrés Ergas Heymann		76			31		84		–		191
Julio Figueroa		–			–		–		–		–
Paul Furst Gwinner		76			39		90		–		205
Ana Holuigue Barros		76			39		166		–		281
Sinéad O’Connor		–			–		–		–		–
Other Subsidiary Directors		–			–		192		–		192
Total	Ch$	1,649		Ch$	444	Ch$	1,548	Ch$	–	Ch$	3,641

(1)	Includes fees paid to members of the Executive Committee of Banchile Corredores de Seguros Ltda. of Ch$16 million (Ch$18 million in 2024).
(2)	Includes a provision of Ch$507 million (Ch$490 million in December 2024), to account for an incentive which will be paid depending on the degree of fulfillment of our results, as determined by the Directors/Audit Committee.

For the year ended December 31, 2025, travel and other related expenses amounted to Ch$80 million (Ch$78 million in 2024).

Consistent with Chilean law, we do not disclose to our shareholders, or otherwise make public, information regarding the compensation of our executive officers. Pursuant to the Chilean Corporations Law, our directors/audit committee must approve compensation plans, but we are not required to have a compensation committee. For the year ended December 31, 2025, no amounts were set aside or accrued by us to provide pension, retirement or similar benefits for our directors and officers. None of our directors is party to any agreement with us or any of our subsidiaries that provides for benefits upon termination of his appointment as a director.

BOARD PRACTICES

Governance Practices

The board of directors relies on board committees for the performance of certain functions. These committees conduct in-depth analysis of specific matters and provide the board with the information required to discuss and approve general policies and guidelines that govern the Bank’s business activities. Board committees are composed of directors appointed by the board and officers from senior management, as established in their respective bylaws.

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

Our directors/audit committee is composed of three members appointed by the board of directors. The directors/audit committee is currently composed of the following individuals:

●	Anita Holuigue Barros (financial expert);

●	Paul Furst Gwinner; and

●	Vivianne Caumont

Ms. Holuigue was appointed as member of the directors/audit committee by our board of directors at the meeting held on April 12, 2023. Mr. Furst and Ms. Caumont were appointed to the directors/audit committee by our board of directors at the meeting held on March 26, 2026. Mr. Furst and Ms. Holuigue comply with the independence requirements of both Chilean law and Rule 10A-3 under the Exchange Act and are full voting members of our directors/audit committee.

Ms. Caumont is exempt from the independence requirements of Rule 10A-3 of the Exchange Act pursuant to the exemption under Rule 10A-3(b)(1)(iv)(D). Pursuant to that exemption, Ms. Caumont is a non-voting member of our directors/audit committee with respect to all matters required to be addressed by our directors/audit committee under U.S. federal securities laws.

The directors/audit committee met 14 times (12 ordinary and 2 extraordinary meetings) during 2025. The budget of the directors/audit committee is approved annually at the ordinary annual shareholders’ meeting. The directors/audit committee satisfies the applicable requirements of the CMF and operates pursuant to a charter document. The CMF recommends that at least one of the members of the directors/audit committee be experienced with respect to the accounting procedures and financial aspects of banking operations. The directors/audit committee submits a report regarding its activities to our board of directors after each directors/audit committee meeting and presents an annual report at our ordinary annual shareholder’s meeting. As established in the directors/audit committee’s charter, the chief executive officer, the general counsel and the manager of our Internal Audit Division, or their respective deputies, shall also attend this committee’s meetings. The directors/audit committee may also invite other persons to attend meetings. The directors/audit committee may appoint independent personnel to carry out specific duties.

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

The main function of this committee is to monitor and evaluate changes in the composition, concentration and level of risk of our loan portfolio from an overall, industry-sector and business-line perspective. It is also responsible for reviewing and approving the Comprehensive Risk Measurement (CRM) and the Credit Risk Appetite Framework (RAF) in the area of credit risk. The committee’s functions include reviewing the bank’s main debtors, default rates, past-due loan and impairment indicators, charge-offs and allowances for the loan portfolio by segment and proposing differentiated management strategies, as appropriate. It also analyzes and agrees on credit policy proposals to be submitted to the board of directors for approval. In addition, this committee is responsible for reviewing and ratifying the approvals of management models and methodologies previously agreed by the Technical Committee for Internal Models Supervision and Development, ensuring consistency with institutional guidelines. It is also responsible for proposing regulatory models and methodologies that require higher-level validation to the board of directors for its final approval.

The portfolio risk committee meets on a monthly basis and is composed of the chairman of our board of directors three additional members of our board of directors, our chief executive officer; our chief risk officer, the manager of our Commercial Division and the manager of our Risk Management Monitoring and Control Area.

Board Credit Committee

Our governance structure relating to our credit evaluation process is based on our business segments and on the total requested. All credit committees are represented by qualified members with sufficient authority over credit approval limits.

Credit decisions are mostly made by different credit committees, the highest of which, in terms of lending limits, is the board credit committee. The board credit committee meets on a weekly basis and reviews all transactions related to clients or groups of companies exceeding UF 750,000, as well as those transactions that, in accordance with our bank’s credit risk policies must be reviewed and approved by the Board Credit Committee. This committee is chaired by our chairman and is comprised by all of our board members, our chief executive officer and our chief risk officer. The members of the directors’ audit committee and the chief risk officer participate on a non-voting basis.

Additionally, for retail banking, we have loan committees that in exceptional cases review individual customers when they do not meet our customer profile policies, payment behavior requirements or maximum financing amounts.

Finance, International and Financial Risk Committee

The general objectives of this committee are to monitor and review the liquidity status, trends in the most important financial positions, their associated results, and their price and liquidity risks. Some of its specific functions are, among others, reviewing the board’s proposal for the risk appetite framework, the funding plan and the structure of limits and alerts for price and liquidity risks; reviewing and approving the comprehensive risk measurement for subsequent review by the Capital Management Committee and approval by the board of directors ; designing policies and procedures related to limits and alerts for financial positions and liquidity risk, reviewing the trends in financial positions and market risks, monitoring exceeded limits and activated alerts, ensuring that the risk factors affecting financial positions are adequately identified, ensuring that the price and liquidity risk management guidelines at the bank’s subsidiaries are consistent with those of the bank and that these are reflected in its own policies and procedures. This committee has monitored and continuously reviewed the bank’s liquidity status (funding and trading of instruments), trends in the most important financial positions, their associated results, and their price and liquidity risks.

The finance, international and financial risk committee meets on a monthly basis. Its members are the chairman of the board of directors, three other members of the board of directors, the chief executive officer, the chief financial officer, the manager of our Treasury Division, our chief risk officer and the manager of the Market Risk Area.

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

This committee meets on a quarterly basis. The specific roles of this committee include approving corporate governance policies regarding the prevention of money laundering, terrorism financing and proliferation of weapons of mass destruction and those regarding “know your customer” or KYC, their businesses and accepting and monitoring their accounts, products or businesses; approving policies that define high-risk customers, products and areas and their associated treatment, particularly those involving PEPs; approving policies regarding transactional monitoring and risk escalation processes by members of the bank; approving policies related to understanding and controlling correspondent banks; approving policies related to sanctions applied by the Office of Foreign Assets Control (OFAC) to people or countries on the OFAC list; approving the annual training plan and monitoring progress; approving the employee selection policy; appointing individuals to serve as liaisons with the Financial Analysis Unit, in accordance with Article three of Law 19,913; reviewing and analyzing the results of the reviews conducted to verify compliance with current policies and procedures; being aware of the implementation and operation of the Crime Prevention Model under Law 20.393, the Anti-Competitive Practice Prevention Model, and the Personal Data Violations Prevention Model; and other functions related to these matters.

Senior Operational Risk Committee

The Senior Operational Risk Committee is an executive committee with the authority to approve necessary changes in the processes, procedures, controls, and information systems that support the bank’s transactions in order to mitigate operational risks and assure that different areas of the Bank can appropriately manage and control these risks. Among many other functions related to the supervision of the adequate operational risk management in the bank and its subsidiaries, this committee is responsible for sanctioning the implementation and/or updating of the regulatory framework on policies and bylaws associated with the bank’s comprehensive operational risk management model, incorporating plans and initiatives for its development and dissemination in the organization; promoting a culture of operational risk management in the bank and subsidiaries; reviewing and approving the comprehensive risk measurement in operational risk matters; reviewing and approving the bank’s operational risk appetite framework; ensuring compliance with the regulatory framework in the areas related to operational risk; being aware of the main cases of fraud and other incidents and events and their root causes, impacts and corrective measures, as appropriate; ensuring the long-term solvency of the organization by avoiding those risk factors that may endanger the continuity of the bank; making decisions on new products and services; verifying the consistency of related policies at the bank’s subsidiaries and ensuring compliance; being aware of the operational risk management in subsidiaries and of the level of risk to which the bank is exposed in its outsourced services and approving the models selected for stress testing and the methodologies for selecting scenarios and evaluating the results, among other things.

Some key milestones from 2025 include validating and approving the updated operational risk management policies. These policies include: the operational risk policy, the services outsourcing policy, the policy for complex products and services, the business continuity policy, and the information security and cybersecurity policy, all approved by the board of directors ; the review and validation of the comprehensive risk measurement (CRM) and the risk appetite framework (RAF) for operational and technological risk, the review of the results of the stress testing exercise for operational risk, which were subsequently submitted for review by the capital management committee and approval by the board of directors ; the review and verification of the results of the Risk Management Self-assessment Matrix (as defined in Chapter 21-13 of the Restated Regulations for Banks of the CMF); the knowledge of the subsidiaries’ management of operational risk, including the topics of information security, cybersecurity and business continuity; ratification of the criticality of products and services, and their respective recovery time objectives (RTO); approval of the business continuity strategy, approval of the update of the crisis management manual, as well as of the business continuity standard and norms; approval and acknowledgment of the progress and results of the testing of the operational contingency plans, disaster recovery plans (DRP) and cybersecurity response procedures; presentation of business continuity management on critical suppliers, results of internal audit and regulatory compliance under Chapter 20-9 Restated Regulations for Banks of the CMF; presentation of the results of technology and cybersecurity risk assessments on the bank’s business processes, presentation of the results of operational risk management for critical service providers, cyber risk exposure of suppliers, cyber risk assessment on technology projects and results of phishing exercises conducted. This committee meets on a monthly basis or in extraordinary meetings as convened on short notice, and is composed of the chairman and three additional members of our board of directors, our chief executive officer, our chief risk officer, the manager of our Marketing, Technology Digital Division, the manager of our Commercial Division, the manager of our Cybersecurity Division, the manager of our Marketing and Digital Banking Division and the manager of our Global Control Area.

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

Among other matters, the Capital Management Committee is responsible for reviewing and updating, at least on an annual basis, the Capital Management Policy; ensuring that the Bank counts with sufficient capital as may be required to properly manage its necessities in normal and stressed scenarios, in a three-year horizon; reviewing the results of stress tests, the Bank’s risk appetite framework related to business and capital and the Bank’s Total Regulatory Capital self-evaluation report; briefing the board of directors on the compliance of the Bank’s capital plan, the Banks’s risk appetite framework related to business and capital, and any variable affecting such parameters.

This committee meets on a quarterly basis and is composed of two members of our board, the chief executive officer, the chief financial officer, our chief risk officer, and by the manager of our Financial Control of Treasury & Capital Area.

Collection Committee

The Collection Committee was created in July 2025 following the dissolution of the subsidiary Socofin. Our chairman, the chief executive officer, the managers of the Corporate Risk Division, the Commercial Division and the Special Assets Management Area managers are members. The manager for Retail Collections participates as a guest. The Legal Division’s lead attorney for the Judicial Area serves as secretary.

The main purpose of the Collections Committee is to provide ongoing and adequate follow-up of loan collections. In particular, the committee must be aware of the results and evolution of the amounts assigned to collections in the different stages of delinquency of each product, as well as the productivity and recovery of the different banking divisions. Since the committee’s creation, monthly meetings have been held to review the portfolio under collections management in consumer banking (consumer and mortgage) and SME - companies banking, as well as information on debtors subject to the procedures of Law 20,720.

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

Committees integrated by Banco de Chile’s senior management

The main committees integrated by Banco de Chile’s senior management executives are:

Senior Management Committee

This committee meets every month and is chaired by our chief executive officer. It is comprised of all the division managers and the chief executive officer of Banchile Corredores de Bolsa S.A. Its main duty is to evaluate business performance and analyze the market, the banking industry and the economic, regulatory, and competitive environment. This committee resolves management issues related to the bank’s internal policies and analyzes its performance. It provides its members with the opportunity to share their points of view and prioritize joint initiatives. Each year, the committee outlines the foundations for the annual business plan. To that end, once the chief executive officer, division managers and subsidiary’s chief executive officers agree on their individual annual business plan in coordination with the chief financial officer, the general plan is presented to the board for approval. This committee also reviews progress on regularly approved plans and initiatives.

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

The members of the disclosure committee include our chief financial officer, our credit risk officer, the manager of our Operational Risk and Global Control Division, our chief accountant, our chief legal counsel for financial and international banking matters, the manager of our Research and Planning Area, the manager of our Financial Control of Treasury & Capital Area, the manager of our Risk Model Area and the manager of our Risk Control and Follow-up Area. The manager of our Internal Audit Division may participate in this committee as well.

Ethics Committee

The purpose of the Ethics Committee is to define, promote and regulate behavior of professional and personal excellence consistent with our philosophy and values to be followed by all our staff in order to meet the expectations of our customers.

To meet these goals and promote a culture of ethical behavior, the Ethics Committee sets policies on ethics and ensures their compliance, develops training plans related to ethics in our business, and reinforces positive behavior among our staff. The Ethics Committee also acts as a forum to address, discuss and resolve any conduct by our staff that is inconsistent with our values. This committee meets every four months and additionally, when necessary, upon receiving internal reports or complaints. It is chaired by the manager of our People and Organization Division and includes our general counsel, the manager of our Internal Audit Division, the manager of our Global Compliance Division, the manager of our Commercial Division, and the manager of our Marketing, Technology and Digital Division.

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

This committee meets every two months and is chaired by our chief executive officer. It is also composed by our chief financial officer, our general counsel, our chief risk officer, the manager of our Marketing, Technology and Digital Division, the manager of our People and Organization Division, our head of Investor Relations (also Chief Economist), the manager of our Corporate Affairs and Sustainable Development area and the manager of our Corporate Image and Advertising area.

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

This committee meets every two months and is chaired by our chief executive officer, our chief financial officer, the manager of our Commercial Division, the manager of our Corporate Banking Division, the manager of our Marketing, Technology and Digital Division, the manager of our Clients Area and the head of the Clients’ Feedback area.

Technical Committee for the Supervision and Development of Internal Models

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

It meets on a monthly basis and is composed of the Corporate Risk Division manager; the Monitoring, Reporting, and Planning manager; the Research and Planning Area manager; the Retail Business Development Area manager; the Risk Modeling Area manager; the Retail Origination and Risk Modeling Area manager; the Corporate Credit Risk Admission Area manager; the Data Governance manager; the Special Assets Management Area manager; the deputy manager of Regulatory Models; the deputy manager of Provision Processes; the deputy manager of Model Risk Monitoring and Management; the deputy manager of Validation and Internal Control; and the deputy manager of Decision Models and AI.

Investment and Expenditures Committee

The main objectives of the Investment and Expenditures Committee are to review investment or expenditures related initiatives or projects amounting to more than UF 12,500; to ensure that these investments or expenditures are consistent with our strategic plans; and to evaluate these new projects from an economic perspective, among others. Notwithstanding the foregoing, if a project involves the incremental disbursement of resources for more than UF 25,000, this committee must request the approval of our board of directors.

This committee meets only in extraordinary sessions, on the dates determined by its chair. It is composed of the Chief Executive Officer; the Chief Financial Officer; the Administration Area manager; the Purchasing manager; and the Expense Control Area manager. The Marketing, Technology, and Digital Division manager and the Planning and Project Management Office (PMO) Area manager also serve on the committee when technological projects require approval.

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

This committee meets on a weekly basis or in extraordinary sessions as determined by its chair. Its members are the managers of the Marketing, Technology and Digital Division, the Administration Area, the Expense Control Area, and the Planning and Project Management Office (PMO) Area.

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

This committee meets on a quarterly basis and is composed of the Corporate Risk Division manager; the Treasury Division manager; the Anti-Money Laundering Area manager; the Special Asset Management Area manager; the Financial Control of Capital and Treasury Area manager; the Retail Origination, Regulation, and Risk Transformation Area manager; the Risk Modeling Area manager; the Global Control Area manager; the Risk Management Control and Monitoring Area manager; the Internal Risk Modeling and Control Area manager; the Market Risk Area manager; the Corporate Credit Risk Origination Area manager; the Technology Area manager; the Risk Model Monitoring and Management deputy manager; and the Internal Control and Validation deputy manager.

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

Clawback Policy

In September 2023, our board of directors approved Banco de Chile’s clawback policy providing for the recovery of erroneously awarded incentive-based compensation received by current and former executive officers in connection with a financial restatement, regardless of fault or misconduct, on or after October 2, 2023. A copy of our clawback policy, also referred to herein as Incentive Recovery Policy, is incorporated by reference as Exhibit No. 97.

Policies

As of the date of this annual report, our board of directors or, when applicable, our senior management, have approved policies and/or procedures regarding the following issues, among others:

● Code of Conduct;	● Capital Management Policy
● Anti-Money Laundering, Anti-Terrorism Finance and Non-Proliferation of Weapons of Mass Destruction Policy;	● Capital Expenditure Policy;
● Conflict of Interest Management Policy;	● Expense Management Policy;
● Anti-Trust Policy;	● Accounting Policies and Procedures;
● Anti-Bribery and Foreign Corrupt Practices Act;	● Complex Products and Services Policy;
● Office of Foreign Assets Control;	● Tax Standards for Tax Sensitive Transactions Policy;
● Insider Trading Prevention and Personal Investment Management Policy;	● Tax Policy and Procedures;
● Regulation K—Debts Previously Contracted;	● Fiduciary Policy;
● Regulation K—Equity Activity;	● Mergers and Acquisitions Policy;
● Regulation W (23 A/B);	● Records Management Policy;
● Financial Information Disclosure Policy;	● Electronic Transportable Media Policy;
● Fair Lending Policy;	● Volcker Rule Policy;
● Loans to Directors and Senior Management;	● Market Risk Policy;
● Independent Research Policy;	● Liquidity Risk Policy;
● Customary Transactions Policy with Related Parties;	● Crime Prevention Model Policy;
● Charitable Donations Policy;	● False Corporate Information Delivery Prevention Policy;
● Internal Audit Policy;	● Abusive Board Agreements Crimes Prevention Policy
● Non-Discriminatory Access to Credit Product for Natural Persons Policy;	● Trade Secrets Intrusion, Disclosure and Use Prevention Policy;
● Information Security and Cybersecurity Policy;	● General Banking Law Crimes Prevention Policy;
● Strategic Cybersecurity Plan;	● Public and Private Instruments Falsification Prevention Policy
● Industrial Property Crimes Prevention Policy;	● FATCA Policy;
● Anti-Tying Policy;	● Fair Value Policy;
● Mandatory Absence Policy;	● Compliance Program for Antitrust Regulation;
● Compliance Policy/Program;	● Manual for Handling Information of Interest to the Market;
● Legal Entity Management Policy;	● PEPs Policy;
● Fraud Management Policy;	● Business Continuity (COB);
● Anti-Boycott Policy;	● Citi Information Security Standards;
● Issue Tracking, Management and Escalation Process;	● General Ledger Maintenance Policy;
● Operational Risk Management Policy;	● Quality Policy;
● Environmental Sustainability Policy;
● Sustainability Policy;
● Inclusion, Non-Discrimination Respect for Diversity Policy;
● Credit Risk Policy;
● Vendor Selection and Management Process;
● Web Site Standards Policy;
● Information Technology;
● Service Outsourcing Policy; and
● Clawback Policy.

EMPLOYEES

The following table shows a breakdown of our full-time, permanent employees at the dates indicated:

	As of December 31,
	2023	2024	2025
Banco de Chile	10,365	9,920	10,301
Subsidiaries	1,852	1,694	855
Total	12,217	11,614	11,156

As of December 31, 2025, we had 11,156 employees (on a consolidated basis), of whom 8,787 (including Banco de Chile and subsidiaries) were unionized, representing 78.8% of the total employees of the Bank and its subsidiaries. As of the same date, all management positions were held by non-unionized employees.

Banco de Chile currently has 10 unions that collectively negotiate their bargaining agreements. One of these unions represents workers of both Banchile Administradora General de Fondos and Banchile Corredores de Bolsa subsidiaries. The remaining unions represent the Bank’s employees and five of them negotiate as a single union (Federación de Sindicatos de Banco de Chile). Due to the integration of Socofin into the Bank, effective in July 2025, the former Socofin Union became the “Banco de Chile Socofin” union.

In 2025, we carried out a renegotiation of the collective bargaining agreements with Banchile’s union, reaching a three-year agreement, expiring in 2028. In 2026, we expect to renegotiate the collective bargaining agreements with the rest of the Bank’s unions. We believe that all of the current agreements reflect the satisfactory relationships between the Bank and its employees, while reinforcing our commitment to their career development.

We have comprehensive personnel training and development programs that include internal courses on operational, technical and commercial matters, as well as participation in external seminars and conferences. In 2025, the total cost of training programs was approximately 0.5% of our consolidated personnel expenses. These expenses were associated with 6,796 training courses that were attended by 218,823 attendees. In addition, for the year ended December 31, 2025, the Bank granted 280 scholarships to staff members for specialization purposes.

We do not maintain any pension or retirement programs for the vast majority of our employees. We do, however, pay certain long-serving key employees a severance payment upon retirement. Although we have provided productivity bonuses to individual employees on a discretionary basis, we do not maintain a formal profit-sharing plan.

SHARE OWNERSHIP

Mr. Jean Paul Luksic, member of our board of directors since April 2013, together with members of their family, control Quiñenco S.A. (“Quiñenco”). As of April 24, 2026, Quiñenco directly and indirectly owns 50% of LQIF, which in turns owns directly 46.34% of our outstanding shares and 4.81% through Inversiones LQ-SM Ltda. (“LQ-SM”). Quiñenco also directly holds 0.11% of our total common stock.

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

As of April 24, 2026, Citigroup is the owner of 50% of LQIF and Quiñenco, directly and indirectly, owns 50% of LQIF.  Regardless of any increase in participation by Citigroup, however, the framework agreement provides that Quiñenco will remain in control of LQIF and the corporations that are directly or indirectly controlled by LQIF. Accordingly, Quiñenco will maintain the power to elect the majority of the directors of LQIF and Banco de Chile.

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

Item 7 Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

Ownership Structure

LQIF and Inversiones LQ-SM Ltda. are vehicles incorporated under Chilean law through which Quiñenco S.A. and Citigroup hold their ownership interests in Banco de Chile. Additionally, Quiñenco S.A. has a direct shareholding of 0.11% of our total common stock.

The following diagram shows our share ownership structure as of April 24, 2026:

Source: Banco de Chile.

Major Shareholders

The following table sets forth certain information regarding the ownership of outstanding shares as of April 24, 2026 for the following:

●	each person or entity who is known by us to own beneficially more than 5% of our outstanding shares and LQIF; and

●	our directors and members of our executive management group, as a group.

Ownership in Banco de Chile

(As of April 24, 2026)

Name	Amount Owned	Percentage
LQIF and LQ-SM(1)	51,670,277,343	51.15%
Directors and executive officers as a group(2)	1,716,174	0.0017%

(1)	LQIF and LQ-SM hold 46.34% and 4.81%, respectively, of our shares. In connection with the framework agreement executed between Citigroup, Inc. and Quiñenco S.A. in July 2007, as amended, and following the merger of Citibank Chile into Banco de Chile, Citigroup became a shareholder of LQIF. As of April 24, 2026, Citigroup is the owner of 50% of LQIF, and Quiñenco directly and indirectly owns 50% of LQIF. Regardless of any increase in participation by Citigroup, however, the agreement provides that Quiñenco will remain in control of LQIF and the corporations that are directly or indirectly controlled by LQIF. Accordingly, Quiñenco will maintain the right to elect the majority of the directors of LQIF and Banco de Chile. As of December 31, 2025, members of the Luksic family or their affiliates beneficially owned 82.9% of the common shares of Quiñenco S.A. Mr. Jean Paul Luksic is a member of our board of directors.

(2)	Percentage reflects direct and indirect share ownership, excluding the share ownership of Mr. Jean Paul Luksic, member of our board of directors, whose direct and indirect ownership is reflected and discussed under the share ownership of LQIF and LQ-SM above.

RELATED PARTY TRANSACTIONS

In the ordinary course of our business, we engage in a variety of transactions with certain of our affiliates and related parties. Financial information concerning these transactions is set forth in Note 40 to our audited consolidated financial statements as of and for the year ended December 31, 2025, included elsewhere in this annual report. In accordance with the Chilean Corporations Law, related party transactions in publicly held corporations are defined as every negotiation, act, contract or operation in which the corporation deals with any of the following persons: (i) one or more persons related to the corporation, in accordance with the Chilean Securities Law No. 18,045; (ii) a director, manager, administrator, main executive or liquidator of the corporation, acting on its own behalf or on behalf of third parties, or their respective husband or wife or any other person to which such director, manager, administrator, main executive or liquidator has a second degree relationship with (either by consanguinity or affinity); (iii) companies or corporations in which the persons mentioned in the previous item are owners, directly or through other juridical or natural persons, of 10% or more of its capital, or directors, managers, administrators or main executives; (iv) those established in the bylaws of the corporation or those identified by the directors committee on a well-founded basis, as the case may be, even in the event of those set out at the final paragraph of article 147; or (v) those in which a director, manager, administrator, main executive or liquidator of the corporation has acted as a director, manager, administrator, main executive or liquidator within 18 months of the relevant transaction.

We may only enter into transactions with related parties if (i) the purpose of the transaction is in our best corporate interest, (ii) the transaction reflects prevailing market prices, terms, and conditions at the time of the approval of the relevant transaction and (iii) the transaction complies with the requirements and procedures specified in the Chilean Corporations Law, which requires our board of directors to approve the relevant transaction based upon the criteria mentioned in items (i) and (ii) of this paragraph, among other requirements. In order for our board of directors to approve any such transactions, the related party involved in or negotiating the transaction must give prior notice to our board of directors and the respective director must abstain from voting.

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

The following transactions with related parties may be executed without complying with the requirements and procedures specified in article 147 of the Chilean Corporations Law, subject to the prior approval of our board of directors: (i) transactions whose amount is not material (for this purpose, the amount of an act or contract is deemed material if (1) it exceeds 1% of our paid-in capital and reserves, unless it does not exceed UF 2,000 or (2) in any event if it exceeds UF 20,000; and there is a presumption that all contracts celebrated within a period of 12 months constitute one single transaction, irrespective of whether they are executed in one or more separate transactions during such period of time); (ii) transactions that, according to the customary transactions policy, as assessed by the directors/audit committee and adopted by the board of directors of the corporation in accordance with certain minimum requirements of the Norma de Carácter General N° 501 issued by the CMF in January 2024, are considered customary in connection with the corporate purpose; however, the above mentioned policy may not authorize the execution of acts or contracts that involve more than 10% of the corporation’s assets; and (iii) transactions among corporations in which we own, directly or indirectly, at least 95% of the stake of the counterparty.

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

We are of the opinion that we have complied with the applicable requirements of the Chilean Corporations Law in all transactions with related parties and affirm that we will continue to comply with such requirements.

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

Under the Framework Agreement, Quiñenco remains as the controlling shareholder of LQIF and therefore of us, while Citigroup Inc. is granted certain governance and other shareholder rights in LQIF. With respect to our corporate governance, Citigroup Inc. has the right to name two directors to our board of directors, which had 11 members prior to the amendment to our bylaws approved on November 10, 2025 and currently has nine members, while Quiñenco maintained the right to appoint a majority of our board of directors. Citigroup Inc. also has the power to propose the appointment of certain of our executive officers (including our chief financial officer) and at least one representative on our directors/audit committees. Under this agreement, Citigroup Inc. was also granted certain veto rights over certain “fundamental strategic decisions” (as defined in the Framework Agreement), such as the delisting of our ADSs from the New York Stock Exchange or the delisting of our shares from the Santiago Stock Exchange and the Bolsa Electrónica de Chile, entry into new lines of business or large acquisitions, approval of related party transactions and certain changes to our bylaws or organizational documents. Furthermore, Citigroup Inc. agreed to purchase substantially all of the assets of our North American (i.e., Miami and New York) branches for U.S.$130 million. The Framework Agreement also sets forth a series of ancillary agreements proposed to be entered into by the parties to the Framework Agreement and some of their affiliates.

On December 27, 2007, Quiñenco, Citigroup Chile S.A. and the minority shareholders of LQIF entered into a shareholders’ agreement (the “Shareholders’ Agreement”) that formalized the rights of Quiñenco and Citigroup Inc. with respect to the governance rights in us as set forth in the Framework Agreement (and as discussed above). The Shareholders Agreement, became effective on January 1, 2008.

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

Effective January 9, 2014, Quiñenco Citigroup Inc. and Citibank Overseas Investment Corporation entered into an amendment to the Framework Agreement, and additionally Quiñenco, Citigroup Chile S.A. and other shareholders of LQIF entered into an amendment to the Shareholders’ Agreement (collectively, the “2014 Amendments”), to, among other things, reduce LQ Inversiones Financieras S.A.’s minimum shareholding in Banco de Chile (direct and indirect) from 58.33% to 51%. Prior to the 2014 Amendments, Citigroup had the right to appoint five of the regular members of our board of directors, provided that the number of directors Citigroup had the right to appoint was reduced by the number of directors appointed by minority shareholders, subject to a minimum of one regular director appointed by Citigroup. Pursuant to the 2014 Amendments, Citigroup maintains its right to appoint five of the regular members of our board of directors, except that in the event our minority shareholders appoint five regular directors and thus no person proposed by Citigroup can be appointed as a regular director, then Citigroup shall have the right to appoint two alternate directors.

On November 5, 2025, Quiñenco, Citigroup Inc. and Citibank Overseas Investment Corporation entered into an amendment to the Framework Agreement. In addition, Quiñenco, Citigroup Chile SpA and the other shareholders of LQIF entered into an amendment to the Shareholders’ Agreement (collectively, the “2025 Amendments”). Pursuant to the 2025 Amendments, and among other things, the Board of Directors of Banco de Chile is to be composed of nine regular directors, in addition to two alternate directors. The parties further agreed that a majority of the regular directors would be appointed by Quiñenco through LQIF, and that Citigroup has the right to require LQIF to appoint two regular directors and, if Citigroup reaches a 50% ownership interest in LQIF, four regular directors, in each case excluding any directors appointed by minority shareholders. It was also agreed that, if minority shareholders appoint one or more regular directors, the number of regular directors that Citigroup is entitled to propose would be reduced accordingly; however, Citigroup will in all cases be entitled to at least one regular director, corresponding to the sixth regular director that LQIF may appoint, or, if it is not possible to appoint a sixth regular director at Citigroup’s proposal, to appoint two alternate directors. With respect to the election of alternate directors, the parties agreed that, for so long as LQIF is not able to appoint at least six regular directors of the Bank, LQIF shall submit to the Bank’s shareholders’ meeting, as candidates for alternate directors, individuals proposed by Citigroup.

On December 27, 2007, we entered into the Global Connectivity Agreement with Citigroup Inc. The Global Connectivity Agreement enables us and our clients to become part of Citigroup’s global network and provides a framework for us and Citigroup Inc. to direct new business to both companies. The agreement sets forth the terms upon which we, Citigroup Inc. and our respective affiliates will develop a relationship with respect to cross-border business and certain related services (such as corporate and investment banking services, international personal banking services and global transactions services, among others). The parties agreed on the following principles with respect to implementing the terms of the agreement: (i) the promotion of global connectivity products among Chilean customers, (ii) the setup of a technology platform, (iii) the training of employees and officers and (iv) the construction of international support networks to carry out the transactions contemplated by the agreement. This agreement was replaced by the new Global Connectivity Agreement dated October 22, 2015, which has been amended and extended as mentioned below.

On December 27, 2007, we entered into a Cooperation Agreement with Citigroup Inc. with the purpose of providing a framework for the integration of Citibank Chile with us following the merger and ensuring a successful relationship between us and Citigroup Inc. In particular, the Cooperation Agreement establishes a communication mechanism between us and Citigroup Inc. to enhance the exchange of ideas and information related to the integration of our business with that of Citibank Chile and provides for certain specific areas of collaboration going forward (such as with respect to our hedging and derivatives strategies). This agreement was replaced by the new Cooperation Agreement dated October 22, 2015, which has been amended and extended as mentioned below.

On December 27, 2007, we also entered into a Trademark License Agreement with Citigroup Inc. in which Citigroup Inc. granted us a non-exclusive paid-up and royalty-free license to use certain of Citigroup Inc.’s trademarks in Chilean territory. In addition, Citigroup Inc. granted us a license to use its domain name solely in connection with marketing and promoting authorized services in Chilean territory. This agreement was replaced by the new Trademark License Agreement dated October 22, 2015 and by the Amended and Restated Trademark License Agreement dated November 29, 2019, which was further amended on August 29, 2023 and December 11, 2024, and extended as mentioned below.

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

On October 22, 2015, and effective January 1, 2016, we entered into a new Global Connectivity Agreement, a new Cooperation Agreement, and a new Trademark License Agreement with Citigroup Inc., replacing the original agreements mentioned above (the “2015 Global Connectivity Agreement,” “2015 Cooperation Agreement” and “2015 Trademark License Agreement,” respectively). Later, the 2015 Global Connectivity Agreement was amended on April 26, 2021, August 31, 2021, and August 29, 2023. As for the 2015 Trademark License Agreement, it was replaced by the Amended and Restated Trademark License Agreement dated November 29, 2019, for the same term as the 2015 Cooperation Agreement (the “2019 Amended and Restated Trademark License Agreement”). The 2019 Amended and Restated Trademark License Agreement was amended on August 29, 2023 regarding certain licensed logo and trademark and further amended on December 11, 2024 regarding the scope of use of certain brands in terms that the license to use them was circumscribed to certain products and services related to enterprise and corporate banking, investment banking and other businesses, as well as outside the offices of the Banco Edwards network of Banco de Chile.

On January 26, 2017 and effective as of January 1, 2017, we entered into a new Master Services Agreement with Citigroup Inc. replacing the abovementioned agreement dated September 25, 2009, which expired on January 1, 2017 (the “Amended and Restated Master Services Agreement”). This agreement had the same duration of the 2015 Cooperation Agreement as mentioned above. The Amended and Restated Master Services Agreement regulated certain reciprocal services to be provided by the parties and seeks to foster global connectivity with respect to the banking and financial services referred to in the 2015 Global Connectivity Agreement and in the other agreements executed with Citigroup Inc. The Amended and Restated Master Services Agreement has been restated and amended on November 29, 2019, August 31, 2021, August 29, 2023, and August 29, 2025 (the latter, the “2025 Amended and Restated Master Services Agreement”).

The 2015 Global Connectivity Agreement and the 2015 Cooperation Agreement each have a duration period of two years as of January 1, 2016, and have been extended several times. The last time such agreements were extended was on August 29, 2025, when the parties agreed to extend the terms from January 1, 2026, to January 1, 2028. However, the parties may convene before August 31, 2027, to agree on an extension to these agreements for a new period of two years commencing on January 1, 2028. In the event that the parties do not agree to an extension, these agreements will be automatically extended once for a period of one year starting January 1, 2028, until January 1, 2029, date on which they shall terminate without any formality. If the parties agree to the two-year extension mentioned above, the same renewal procedure may be used by the parties to extend the agreements in the future, as many times as they agree. The 2019 Amended and Restated Trademark License Agreement and the 2025 Amended and Restated Master Services Agreement have the same duration as the 2015 Cooperation Agreement.

In addition to the aforementioned regulation set forth in the Chilean Corporations Law, the CMF provides certain rules on related party transactions in Chapter 12-4 of the RAN for purpose of regulatory lending limits. To some extent, such regulation differs from the Chilean Corporations Law in the treatment and definition of related party transactions. Further, in accordance with CMF’s Compendium of Accounting Standards, a note addressing our transactions with related parties must be included in our audited consolidated financial statements. Such note has to comply with the aforementioned CMF rules on related parties and must be prepared in accordance with Chilean GAAP as issued by the CMF.

For more information on our transactions with related parties, see Note 40 to our audited consolidated financial statements as of and for the year ended December 31, 2025, included elsewhere in this annual report.

Loans to Related Parties

As disclosed in Note 40(b) to our audited consolidated financial statements as of and for the year ended December 31, 2025, included elsewhere in this annual report, we incurred an aggregate amount of Ch$174,410 million in expenses and recorded Ch$105,488 million in income from transactions with related parties in 2025, other than loans.

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

We held an aggregate of Ch$290,479 million in loans (once allowances for loan losses are deducted) to related parties, as of December 31, 2025, excluding contingent loans. As of the same date we held other assets with related parties amounting to Ch$738,426 million (including contingent loans) while liabilities with related party transactions amounted to Ch$1,070,698 million. See Note 40(a) to our audited consolidated financial statements as of and for the year ended December 31, 2025, included elsewhere in this annual report for additional details concerning on these transactions.

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

Public Prosecutor Investigation Against Former Commander in Chief

In August 2021, the Chilean Public Prosecutor’s Office requested that we provide background information regarding our compliance with the crime prevention models set forth in local legislation and their implementation in relation to certain transactions carried out by the former Commander in Chief of the Chilean Army, Mr. Juan Miguel Fuente-Alba and his spouse. We also received supplementary requests after the initial request.

These requests from the Chilean Public Prosecutor’s Office are part of an investigation of the purported criminal liability of legal entities or natural persons, other than Mr. Fuente-Alba and his spouse, who are currently defendants in criminal proceedings. Further, this investigation includes banks or financial institutions, and some related parties, who may have been involved in money laundering in connection with the criminal proceedings against Mr. Fuente-Alba.

We fully cooperated with the investigation and provided the necessary documentation to the Chilean Public Prosecutor’s Office.

In July 2025, the Chilean Public Prosecutor’s Office resolved to temporarily close the investigation of the purported criminal liability of Banco de Chile. As of the date of this report, this matter has been temporarily closed for Banco de Chile.

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

In March 2024, our shareholders at the ordinary annual shareholders meeting agreed to the distribution and payment of dividend No. 212 in the amount of Ch$8.07716286860 per ordinary share, with a corresponding charge to our 2023 net distributable income.

In March 2025, our shareholders at the ordinary annual shareholders meeting agreed to the distribution and payment of dividend No. 213 in the amount of Ch$9.85357420889 per ordinary share, with a corresponding charge to our 2024 net distributable income.

In March 2026, our shareholders at the ordinary annual shareholders meeting agreed to the distribution and payment of dividend No. 214 in the amount of Ch$9.99757030464 per ordinary share, with a corresponding charge to our 2025 net distributable income.

The following table sets forth the cash dividends declared per common share during the years ended December 2023, 2024 and 2025:

	As of and for the Year Ended December 31,
	2023		2024		2025
	(in Ch$, except percentages)						(in U.S.$)
Dividend payout ratio(1)		69.71%		67.58%		83.49%
Dividend per Common Share(2)	Ch$	8.58	Ch$	8.08	Ch$	9.85	U.S.$	0.011

(1)	Dividend payout ratio is calculated by dividing the amount of dividends paid by the earnings per share in the prior fiscal year.
(2)	Dividends per share are calculated by dividing the amount of the dividend paid during each year by the previous fiscal year’s number of outstanding shares.

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

Stock Dividends

During 2023, 2024 and 2025, no stock dividends, in the form of fully paid-in shares, were distributed to our shareholders.

Capital Increases

During 2023, 2024 and 2025, no stock dividends, in the form of fully paid-in shares, were distributed to our shareholders.

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

The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The Santiago Stock Exchange, which is Chile’s main exchange, had a market capitalization of approximately U.S.$265,216.3 million as of December 31, 2025. As of the same date, the total annual trading turnover was approximately U.S.$51,990.4 million while the average monthly trading turnover was approximately U.S.$4,332.5 million. The Santiago Stock Exchange was established in 1893 and is a private company whose equity consists of 47,999,790 shares owned by 28 shareholders as of December 31, 2025. As of the same date, 185 companies by means of 199 series of stocks were listed on the Santiago Stock Exchange.

In addition, as reported by the Santiago Stock Exchange, the ten largest companies in terms of market capitalization represented approximately 49.2% of the Santiago Stock Exchange’s aggregate market capitalization as of December 31, 2025. As of the same date, the ten most traded companies accounted for approximately 62.6% of the Santiago Stock Exchange’s equity trading. During 2025, approximately 42% of the companies listed on the Santiago Stock Exchange had their shares traded on an average of 70% or more of the exchange’s trading days.

Our ADSs, each representing 200 shares of common stock, without nominal (par) value, have been listed on the NYSE since January 2, 2002, under the symbol “BCH.” JPMorgan Chase Bank is our depositary for purposes of the ADSs. As of December 31, 2025, a maximum of 13,595,495 ADSs were outstanding (equivalent to 2,719,097,000 shares of common stock or 2.69% of the total number of issued shares of common stock as of the same date). Since certain of our ADSs are held by brokers or other nominees, the number of record holders in the United States may not be fully indicative of the number of direct beneficial owners in the United States or of where the beneficial owners of such shares are resident.

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

Capitalization

As of April 24, 2026, there are 101,017,081,114 Banco de Chile shares outstanding of our capital stock. All of such shares are fully paid.

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

Notice to convene the ordinary annual meeting or an extraordinary meeting is given by means of three notices which must be published in a newspaper of our corporate domicile (currently the city of Santiago, Chile) previously determined by our shareholders at the ordinary annual meeting or, in the event an agreement is not reached in the previous ordinary annual meeting or the newspaper ceases to exist or has its distribution suspended for whatever reason, in the Official Gazette in a prescribed manner, and the first notice must be published not less than 15 calendar days nor more than 20 calendar days in advance of the scheduled meeting. Notice must also be given to the CMF, the Santiago Stock Exchange and the Chilean Electronic Stock Exchange. Currently, we publish our official notices in the El Mercurio newspaper of Santiago.

The Annual Report shall be made available to the shareholders at the Bank’s Head Office and on our website no later than the date of publication of the first notice convening the relevant ordinary shareholders’ meeting. Likewise, the Annual Report shall be made available to the general public on the aforementioned website or through such other means as may be established under the applicable regulations.The quorum for a shareholders’ meeting is established by shareholders representing, personally or by proxy, at least an absolute majority of the issued shares. If a quorum is not present at the first meeting on first call, the meeting can be reconvened (in accordance with the procedures described in the previous paragraphs) and, upon the meeting being reconvened, shareholders present at the reconvened meeting are deemed to constitute a quorum regardless of the percentage of the shares represented.

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

The Chilean Corporations Law provides that a Chilean company’s annual report must include, in addition to the materials provided by the board of directors to shareholders, the comments and proposals made by the directors’ committee, and, whenever shareholders representing 10% or more of the issued voting shares so request, such shareholders’ comments and proposals in relation to the company’s affairs. Similarly, the Chilean Corporations Law provides that whenever the board of directors of a publicly-traded corporation convenes an ordinary annual shareholders’ meeting and solicits proxies for that meeting, or distributes information supporting its decisions or other similar material, it is obligated to include as an annex to its annual report any pertinent comments and proposals that may have been made by the directors’ committee and shareholders owning 10% or more of the company’s voting shares who have requested that such comments and proposals be so included.

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

Our shareholders’ meetings held in 2023 were:

●	The ordinary annual shareholders’ meeting held on March 23, 2023, where our shareholders agreed to the distribution and payment of dividend No. 211, in the amount of Ch$ 8.58200773490 per Banco de Chile common share, with a charge to 2022 net distributable income of Banco de Chile.

Our shareholders’ meetings held in 2024 were:

●	The ordinary annual shareholders’ meeting held on March 28, 2024, where our shareholders agreed to the distribution and payment of dividend No. 212, in the amount of Ch$ 8.07716286860 per Banco de Chile common share, with a charge to 2023 net distributable income of Banco de Chile.

Our shareholders’ meetings held in 2025 were:

●	The ordinary annual shareholders’ meeting held on March 27, 2025, where our shareholders agreed to the distribution and payment of dividend No. 213, in the amount of Ch$9.85357420889 per Banco de Chile common share, with a charge to 2024 net distributable income of Banco de Chile.

●	The extraordinary shareholders’ meeting held on November 10, 2025, where our shareholders approved certain amendments to Banco de Chile’s bylaws, including (i) a reduction in the number of regular directors from eleven to nine, (ii) a corresponding adjustment to the minimum quorum for board meetings from six to five regular or alternate members, (iii) modifications to the procedures for convening and holding extraordinary board meetings, and (iv) the incorporation of provisions permitting shareholder participation and/or voting at shareholders’ meetings through technological means. Banco de Chile’s bylaws (including its latest amendment) have been filed as Exhibit 1.1 hereto.

As of April 24, 2026, the following shareholders’ meeting had been held:

●	The ordinary annual shareholders’ meeting held on March 26, 2026, where our shareholders agreed to the distribution and payment of dividend No. 214, in the amount of Ch$9.99757030464 per Banco de Chile common share, with a charge to 2025 net distributable income of Banco de Chile.

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

The Deposit Agreement between Banco de Chile and JP Morgan Chase Bank, N.A., as amended from time to time, which set forth the terms and conditions of Banco de Chile’s ADS program are subject to the exchange regulations of general applicability of the Compendium of Foreign Exchange Regulations (“Compendium”), as may be amended from time to time, or such new regulations that may be issued in the future. The Deposit Agreement, as amended, can be found as Exhibits to former annual report and is also available at SEC´s website.

Banco de Chile’s ADS facility is governed by the Compendium. According to the Compendium, the establishment of an ADS facility is regarded as an ordinary foreign investment, subject to the above-mentioned limitations, and it is not necessary to seek the Central Bank’s prior approval in order to establish an ADS facility. The establishment of an ADS facility only requires that the Central Bank be informed of the transaction, and that the transaction be conducted through the Formal Exchange Market.

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

When funds are brought into Chile for a purpose other than to acquire shares to convert them into ADSs or deposit them into an ADR facility and subsequently such funds are used to acquire shares to be converted into ADSs or deposited into an ADR facility, such investment must be reported to the Central Bank by the custodian within 10 days following the end of each month within which the custodian is obligated to deliver periodic reports to the Central Bank.

When funds to acquire shares of our common stock or to acquire shares to convert them into ADSs or deposit them into an ADR facility are received by us abroad (i.e., outside of Chile), such investment must be reported to the Central Bank directly by the foreign investor or by an entity participating in the Formal Exchange Market within 10 days following the end of the month in which the investment was made.

All payments in foreign currency in connection with our shares of common stock or ADSs made from Chile through the Formal Exchange Market must be reported to the Central Bank by the entity participating in the transaction. In the event there are payments made outside of Chile, the foreign investor must provide the relevant information to the Central Bank directly or through an entity of the Formal Exchange Market within the first 10 calendar days of the month following the date on which the payment was made.

There can be no assurance that additional Chilean restrictions applicable to the holders of ADSs, the disposition of shares of our common shares underlying ADSs or the conversion or repatriation of the proceeds from such disposition will not be imposed in the future, nor can we assess the duration or impact of such restrictions if imposed.

This summary does not purport to be complete and is qualified by reference to the Compendium, a copy of which is available in Spanish at the Central Bank’s website at www.bcentral.cl.

New Compendium of Foreign Exchange Regulations

In January 2026, the new Compendium of Foreign Exchange Regulations published by the Central Bank entered into force. In general terms, this new compendium systematizes and updates the information requirements applicable to international foreign-exchange transactions. Regarding the information required for non-resident investments, the new compendium maintains such reporting responsibility with the custodian bank of the ADR program.

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

Law No. 21,713 was published on October 24, 2024 and is primarily focused on tax compliance and improving tax enforcement under the prevailing tax system by considering seven main pillars: (i) the modernization of the tax management framework and the tax and customs courts (ii) an improved control of informality, (iii) the introduction of new rules that aim to prevent and uncover tax crimes, such as the creation of the “anonymous whistleblower,” (iv) the reinforcement of the local IRS capabilities to avoid aggressive tax planning by the tax avoidance regulation, (v) the introduction of additional powers for the Taxpayer’s Ombudsman Agency, (vi) regularization of tax obligations by making payment programs more flexible, and (vii) a strong focus on institutional strengthening and probity.

Among relevant matters regulated in this law are:

i.	VAT on imported goods by expanding or replicating the digital services VAT regulation to imported goods under USD$500, wherein foreign digital intermediation platform or marketplaces operators will be VAT payers;

ii.	Transfer pricing regulation, which was conformed to OECD standards and expressly recognized the arm’s length principle, prefiling meetings with the Chilean tax authority were introduced and regulated as well as roll-back advance pricing agreements, self-adjustment of transfer prices, and adjustments by interquartile range rather than a fixed value;

iii.	Introduction of the concept of tax sustainability and regulation of company groups tax enforcement procedures;

iv.	Modifications regarding the recognition of passive income of controlled entities abroad (CFC), the relationship rules are extended for the purpose of determining the control of entities abroad, making the relationship rules of the Tax Code applicable and adding presumptions of relationship;

v.	Amendments regarding preferential tax regimes, current text of article 41 H is replaced, modifying the grounds for a jurisdiction to be considered a preferential tax regime. The new proposed conditions must be jointly and severally met. These conditions consist of: (a) That there is not treaty in force with Chile that allows the effective exchange of information for tax purposes and (b) That it is not considered compliant or substantially compliant in terms of transparency and exchange of information for tax purposes, according to the rating made by the global forum on transparency and exchange of information for tax purposes. the Chilean tax authority shall issue a resolution with the territories or jurisdictions that are in this situation.

In particular, the approved regulations with an impact on the banking industry are:

vi.	Modifications to the procedure to lift banking secrecy and accessing client´s banking information.

vii.	Banks, among other audited institutions, must report to the Chilean tax authority information regarding the number and amount of credits received in their client’s accounts when they surpass 50 movements in one day, week or month, or they surpass 100 movements in six months. The information must contain the amount of the payments, but will not include information regarding the persons or entities that made the payments.

viii.	To process any credit or loan application or any operation of a patrimonial nature with commercial banks, and in which the applicant in a legal person or other type of business entity, the bank must require the commencement of activities of the respective legal person or business entity.

This information is not intended as tax advice to any particular investor. Such advice would require a complete understanding of an investor’s particular tax situation.

Law No. 21,755, published on July 11, 2025, aims to simplify regulations and promote economic activity. It adds prepaid card issuers, whether banking or non-banking institutions, as obligated reporting entities under Article 85 bis of the Tax Code, requiring them to report balances and credit amounts equal to or exceeding UF1,500 (approximately Ch$59.6 million as of December 31, 2025) related to prepaid card products. The law also establishes a temporary reduction of the statutory corporate tax rate to 12.5% for SMEs under the Pro Pyme Regime (Art. 14 letter D of the Chilean Tax Law) during fiscal years 2025, 2026, and 2027, provided that certain conditions set forth in the law are met. Additionally, it creates tax incentives for private investment in research and development.

Law No. 21,806, published on February 5, 2026, contains several tax-related provisions. Regarding the real estate tax (impuesto territorial), it postpones property reappraisals and extends the validity of current valuations. It also establishes an exceptional procedure for reducing real estate tax contributions for occupied real estate. Regarding VAT, it creates a new exemption for the sale of used tangible movable goods by nonprofit entities, provided that these goods come exclusively from donations received by the taxpayer.

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

Mutual Funds and Investment Funds

Law No. 20,712, also known as the “Unitary Funds Act,” regulates all aspects related to mutual funds and investment funds, both public and private (creation, accepted investments, administration, forbidden activities, profit taxation, among others), as well as the activity of administrating third-party funds and individual portfolio management.

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

Tax Reform Currently Under Discussion

On August 4, 2025, the Government introduced legislative bill No. 17725-05, titled “Introduces tax benefits for the middle class, compensated by the taxation indicated, reduces exemptions.” This bill includes: (i) the aforementioned “single tax” regime for small businesses; (ii) an increase in the marginal rate of the two highest brackets of the personal income tax (impuesto global complementario); and (iii) amendments to the Unitary Funds Act, which include: (a) the addition of a new paragraph to Article 82(A)(a), establishing that taxpayers subject to corporate income tax must incorporate into their taxable net income the profits received from investment funds within the same fiscal year, thereby eliminating the current possibility of indefinitely deferring Corporate Income taxation on such income; (b) an increase in the sole tax applicable to profits remitted from investment funds to individuals who are not residents or domiciled in Chile, from 10% to 20%; and (c) the classification of private investment funds as entities subject to the corporate tax under the general regime. The bill is currently in its first legislative stage.

More recently, the administration that took office on March 11, 2026 submitted the “National Reconstruction and Economic & Social Development” bill to Congress on April 22, 2026. Although this bill addresses a wide array of reforms to promote economic development, it also includes diverse proposals aimed at simplifying or modifying the current tax legislation. As of the date of this annual report, the bill is in the very first legislative stage.

Given their current legislative status, we cannot yet determine whether, or to what extent, these or other reforms, if enacted, would have a material effect on our business, results of operations or financial condition, or on the taxes payable by us or our shareholders. For more information, see “Item 3. Key Information—Risk Factors—Risks Relating to Chile—Changes in tax law could adversely affect our net income and could also result in higher taxes on distributions to our foreign shareholders.”

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

Dividends paid to corporate U.S. Holders with respect to ADSs or shares of our common stock will not be eligible for the dividends received deduction allowed to corporations under the U.S. Code. Under current law, dividends received by certain non-corporate U.S. Holders (including individuals) with respect to ADSs or shares of our common stock will be subject to U.S. federal income tax at preferential rates if the dividends constitute “qualified dividend income” for U.S. federal income tax purposes. Subject to certain holding period requirements and other conditions, dividends paid on the ADSs or shares of our common stock will be treated as qualified dividend income if:

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

The ADSs are listed on the NYSE and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Moreover, as discussed below under “—Passive Foreign Investment Companies,” we believe that we will not be treated as a PFIC for U.S. federal income tax purposes with respect to our 2025 and current taxable year, and based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, relevant market and shareholder data and our current business plans, we do not anticipate becoming a PFIC in the future. However, there can be no assurance in this regard because the PFIC determination is made annually and is based on the portion of our assets (including goodwill) and income that is characterized as passive under the PFIC rules and our continued qualification for an exception to the PFIC rules for certain foreign banks.

Shares of our common stock are not readily tradable on an established securities market in the United States, but based on U.S. IRS guidance, we expect that dividends paid on shares of our common stock will be treated as qualified dividend income because of the comprehensive income tax treaty between Chile and the United States (the “Tax Treaty”) entered into force on December 19, 2023.

Subject to generally applicable limitations and conditions under the U.S. Code (including a minimum holding period requirement), a U.S. Holder may be entitled to a foreign tax credit in respect of any non-U.S. income taxes withheld and paid over to the applicable non-U.S. tax authorities (after taking into account the credit for the first category tax, when it is available). These generally applicable restrictions and conditions include requirements adopted in Treasury regulations promulgated in December 2021, and subject to the discussion below, there can be no assurance that any taxes imposed by Chile will satisfy these requirements. A notice from the U.S. IRS provides temporary relief from such Treasury regulations by allowing taxpayers to apply a modified version of the Treasury regulations for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance), provided that the taxpayer consistently applies such modified version of the Treasury regulations and complies with specific requirements set forth in a previous notice. In the case of a U.S. Holder that either (i) is eligible for, and properly elects, the benefits of the Tax Treaty or (ii) consistently elects to apply the modified version of the Treasury regulations in the manner described in the preceding sentence, Chilean income taxes withheld on a dividend distribution generally will qualify as a creditable tax. In the case of all other U.S. Holders, the application of these requirements to the Chilean income taxes withheld on a dividend distribution is uncertain and we have not determined whether these requirements have been met. If the Chilean tax is not a creditable tax for a U.S. Holder or the U.S. Holder does not elect to claim a foreign tax credit for any foreign income taxes, the U.S. Holder may be able to deduct the Chilean tax in computing the U.S. Holder’s taxable income for U.S. federal income tax purposes, subject to applicable limitations and requirements. Dividends paid on the ADSs or shares of our common stock generally will constitute foreign source income, and for purposes of calculating the foreign tax credit, as “passive category income,” for most U.S. Holders. U.S. Holders are not allowed foreign tax credits for income taxes withheld in respect of certain short-term or hedged positions in securities and may not be allowed foreign tax credits in respect of arrangements in which their expected economic profit is insubstantial. The rules governing foreign tax credits are complex. U.S. Holders should consult their own advisors concerning the implications of these rules in light of their particular circumstances.

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

ANNUAL REPORT TO SECURITY HOLDERS

We have submitted our 2025 local annual report provided to security holders in electronic format as an exhibit to a report on Form 6-K dated March 6, 2026.

Item 11 Quantitative and Qualitative Disclosures About Market Risk

For quantitative and qualitative information related to market risk, see Note 44 to our audited consolidated financial statements as of and for the year ended December 31, 2025, included elsewhere in this annual report.

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

Payments by the Depositary

The Depositary has agreed to reimburse us for certain reasonable expenses related to the ADS program, subject to a cap agreed between the Depositary and us. These reimbursable expenses currently include, but are not limited to, legal fees, NYSE listing fees, investor relations servicing, investor-related presentations, ADR-related advertising and public relations in those jurisdictions in which the ADRs may be listed or otherwise quoted for trading, and accountants’ fees in relation to our regulatory filings. During the year ended December 31, 2025, we received gross reimbursements from the depositary for an amount of U.S.$242,937.

Please refer to Exhibit 2.5 filed herein for the remaining information relating to our American Depositary Shares required by Item 12 of Form 20-F.

Part II

Item 13 Defaults, Dividend Arrearages and Delinquencies

None.

Item 14 Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15 Controls and Procedures

(a) Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2025.

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

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2025. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO – 2013 framework) in Internal Control Integrated Framework.

Based on our assessment and those criteria, management believes that the company maintained effective internal control over financial reporting as of December 31, 2025.

(c) Report of Independent Registered Public Accounting Firm on Internal Controls

KPMG Auditores Consultores Limitada (“KPMG”), the independent registered public accounting firm that has audited our financial statements, has issued an audit report on the effectiveness of our internal controls over financial reporting as of December 31, 2025. Their attestation report on internal controls over financial reporting is included herein.

(d) Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A Audit Committee Financial Expert

Our board of directors has determined that Ms. Holuigue, a member of our directors/audit committee who satisfies the independence requirements of both Chilean law and Rule 10A-3 under the Exchange Act, qualifies as an “audit committee financial expert” pursuant to the Instruction to paragraph (a) of this Item 16A. Ms. Holuigue is an economist and holds a master’s degree in economics from the Pontificia Universidad Católica de Chile. She currently serves as a member of the board of directors of Grupo Prisma, a director of Comunidad Mujer, a counselor at Clapes UC and Red de Alimentos, and a member of the ICARE Business and Society Circle. She has also served on the boards of Empresa Nacional del Petróleo (ENAP), Parque Arauco, Corpbanca, Copesa, EFE, Centro Cultural GAM, Unimarc, Fundación Techo and Fundación Chile. She previously held executive positions at Copec, Banco Santiago (now Santander) and Telefónica. She was a professor of microeconomics for 10 years at the Institute of Economics of the Pontificia Universidad Católica de Chile.

Item 16B Code of Ethics

In 2008, we adopted a new Code of Ethics, as defined in Item 16B of Form 20-F under the Exchange Act, which we last updated in August 2024. The Code of Ethics applies to directors and consultants of our board of directors, to our chief executive officer, chief financial officer, principal accounting officer and persons performing similar functions, and to all other employees without exception. A current copy of the Code of Ethics, also referred herein as our Code of Conduct, is incorporated by reference as Exhibit 11.1 to this annual report.

The Code of Ethics is available to the public on our web page at www.bancochile.cl. This URL is intended to be an inactive textual reference only. It is not intended to be an active hyperlink to our website. The information on our website, which might be accessible through a hyperlink resulting from this URL, is not and shall not be deemed to be incorporated into this annual report on Form 20-F.

Item 16C Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by EY Audit Ltda. (“EY”) and KPMG Auditores Consultores Limitada (“KPMG”) for each of the periods indicated:

	Year ended December 31,
	2023		2024		2025
	(in millions of Ch$)
Audit fees
EY	Ch$	750	Ch$	860	Ch$	–
KPMG		–		–		1,053
Audit-related fees
EY		–		–		–
KPMG		–		–		–
Tax fees
EY		29		30		–
KPMG		–		–		29
Other fees
EY		43		23		–
KPMG		–		–		35
Total fees	Ch$	822	Ch$	913	Ch$	1,117

“Audit fees” in the above table are the aggregate fees billed by EY and KPMG for each of the periods indicated, in connection with the audit of our annual financial statements. This line item includes: (i) the audit of our statutory accounts, and the audit of the consolidated financial statements required by Item 18 of Form 20-F and limited reviews of financial statements, (ii) reviews and issuances of comfort letters and (iii) other local attestation reports required by local regulators.

“Audit-related fees” in the above table are the aggregate fees billed by EY and KPMG for each of the periods indicated, for assurance and related services that are reasonably related to the performance of the audit or review of the Bank’s financial statements and are not reported under “audit fees.” Services such as (i) attestation reports not required by statute or regulations and (ii) merger and acquisition due diligence are included in this line item. During 2023, 2024 and 2025, there were no such services rendered.

“Tax fees” in the above table are the aggregate fees billed by EY and KPMG for each of the periods indicated, for permitted tax advisory and tax compliance services.

“All Other fees” in the above table are fees incurred in 2023, 2024 and 2025 related to certain consulting services such as: (i) operational risk assessment of third-party suppliers, (ii) foreign regulations compliance, and (iii) advisory services.

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

Item 16D Exemptions from the Listing Standards for Audit Committees

Ms. Caumont serves on our directors/audit committee in reliance upon the exemption from the independence requirements contained in Rule 10A-3(b)(1)(iv)(D). We do not believe that such reliance would materially adversely affect the ability of the directors/audit committee to act independently and to satisfy the other requirements of Rule 10A-3.

Item 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

We did not make, nor to our knowledge any affiliated purchaser has made, any purchases of our previously issued shares during the fiscal years ended December 31, 2023, 2024 and 2025.

Item 16F Change in Registrant’s Certifying Accountant

Please refer to the change of auditors previously reported on Form 6-K dated June 10, 2025.

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
Executive Sessions. Non-management directors must meet regularly in executive sessions without management. Independent directors should meet alone in an executive session at least once a year. §303A.03	There is no similar requirement under our bylaws or under applicable Chilean law.
Audit committee. Audit committee must satisfy the independence and other requirements of Rule 10A-3 under the Exchange Act, and the more stringent requirements under the NYSE standards is required. §§303A.06, 303A.07.	We are in compliance with Rule 10A-3. The members of our directors/audit committee are not required to satisfy the NYSE independence and other audit committee standards that are not prescribed by Rule 10A-3.

NYSE Standards	Our Corporate Governance Practice
Nominating/corporate governance committee. Nominating/corporate governance committee of independent directors is required. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. “Controlled companies,” which would include our company if it were a U.S. issuer, are exempt from these requirements. §303A.04	We are not required to have, and do not have, a nominating/corporate governance committee.
Compensation committee. Compensation committee of independent directors is required, which must approve executive officer compensation. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. “Controlled companies,” which would include our company if it were a U.S. issuer, are exempt from this requirement. §303A.05	We are not required to have a compensation committee. Pursuant to the Chilean Corporations Law, our directors/audit committee must approve compensation plans.
Equity compensation plans. Equity compensation plans require shareholder approval, subject to limited exemptions.	Equity compensation plans require shareholder approval, subject to limited exemptions.
Code of Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. §303A.10	We have adopted a code of ethics, also referred herein as Code of Ethics, or Code of Conduct, applicable to all of our executive officers, employees, directors and advisors to our board of directors, a version of which is incorporated by reference as an exhibit to this Form 20-F. We are required by Item 16B of Form 20-F to disclose any waivers granted to our chief executive officer, chief financial officer, principal accounting officer and persons performing similar functions. Our Code of Ethics sets forth the principles and values that govern personnel conduct as well as other issues such as conflicts of interests, usage of privileged information, internal controls for fraud prevention and labor responsibility, among others.

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

The Technology Risk Management Area has guidelines integrated into the overall Bank’s risk management process to ensure the execution of risk assessment processes as described below:

●	Project Assessment: This process refers to the identification and assessment of risk scenarios arising from new technological changes to be implemented in response to specific business needs (e.g., regulatory changes, system upgrades or implementation of functionalities associated with the Bank's new products).

●	Suppliers Assessment: This process seeks to ensure cybersecurity in the Bank’s supply chain, through risk analysis and controls prior to and during the implementation of outsourced services. The scope of this process considers all current suppliers and those in the process of providing services to the Bank.

●	Asset Assessment: This process consists of assessing the risk level based on threats, vulnerabilities and sensitivity associated with each technology and information asset owned by the Bank. In turn, the asset assessment process allows us to integrate specific information into the evaluation of the processes, projects, and suppliers.

●	Process Assessment: This process enables a comprehensive identification of technology, information security and cybersecurity risks associated with the Bank’s business processes.

●	Red Team Testing: This process consists of an independent technical security test with the objective of identifying and evaluating vulnerabilities, testing hypotheses, techniques, tactics, and procedures (TTP) of a cyber-attack to improve security processes and configurations within the Bank.

●	Phishing Simulation Testing: This process refers to the performance of testing exercises across the Bank in order to evaluate the Bank´s awareness plan, in order to continue learning about malicious emails that may expose the Bank to cybersecurity threats.

In 2024, we added the following two:

●	Vulnerability management: This process assesses and determines the technical vulnerabilities that could affect the Bank, prioritizing them according to their potential impact, as well as ongoing monitoring and verifying the effectiveness of its mitigation.

●	Cyber Intelligence: This process consists of identifying the threat landscape in which the Bank could be exposed. It is supported by the automation of internal and external threat sources and intelligence feeds.

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

For further information about the potential cybersecurity risks of the Bank and how they could affect the Company, see “Item 3. Key Information—Risk Factors—Risks Related to Our Business and Industry—Cybersecurity events could negatively affect our reputation or results of operations and may result in litigation,” and “Item 3. Key Information—Risk Factors—Risks Related to Our Business and Industry—The use of AI, machine learning and data-driven models and adoption of new technologies may increase our exposure to operational, regulatory, legal, reputational, and financial risks, which could adversely affect our business, results of operations, and financial condition.”

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

The results of technology risk management are firstly presented to the Bank’s senior management through the Higher Operational Risk Committee. This committee is composed by the chairman of the board, directors and alternate directors. According to its bylaws, this committee also includes the Chief Executive Officer and the managers of the Corporate Risk; the Marketing, Technology, and Digital; the Cybersecurity; and the Commercial Division; and Global Control Area. This committee shares and promotes improvements in risk management with a multidisciplinary view and through collaborative work. See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management” for further information on the background of the managers from those divisions.

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

Part III

Item 17 Financial Statements

Not applicable.

Item 18 Financial Statements

Our audited consolidated financial statements are included in this annual report beginning at page F-1. Our financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the IASB.

Item 19 Exhibits

List Of Exhibits

Exhibit No.	Exhibit
1.1*	Estatutos of Banco de Chile, which serve as our articles of incorporation and bylaws (English translation).
2.1	Form of Deposit Agreement among Banco de Chile, JPMorgan Chase Bank as depositary, and the holders from time to time of ADSs (incorporated by reference to our registration statement on Form F-4 (File No. 333-14020) filed on October 18, 2001).
2.2	Amendment No. 1, dated February 1, 2011, to the Deposit Agreement among Banco de Chile, JPMorgan Chase Bank, N.A. as depositary and holders from time to time of ADSs (incorporated by reference to our registration statement on Form F-6 (Registration No. 333-171999) filed on February 1, 2011).
2.3	Amendment No. 2, including Form of ADR, dated October 23, 2018, to the Deposit Agreement among Banco de Chile, JPMorgan Chase Bank, N.A. as depositary and holders from time to time of ADSs (incorporated by reference to our registration statement on Form F-6 (Registration No. 333 171999) filed on October 23, 2018).
2.4	Amendment No. 3, dated August 30, 2021, to the Deposit Agreement among Banco de Chile, JPMorgan Chase Bank, N.A. as depositary and holders from time to time of ADSs (incorporated by reference to our registration statement on Form F-6 (Registration No. 333-171999 (filed on August 30, 2021).
2.5*	Description of Securities other than Equity Securities
4.1	Master Joint Venture Agreement between Quiñenco S.A., Citigroup, Inc. and Citibank Overseas Investment Corporation, dated July 19, 2007 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2007, and incorporated herein by reference).
4.2	Shareholders Agreement between Quiñenco S.A., Citigroup Chile S.A. and the minority shareholders of LQIF, dated December 27, 2007 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2007, and incorporated herein by reference).
4.3	Amendment to the Master Joint Venture Agreement between Quiñenco S.A., Citigroup, Inc. and Citibank Overseas Investment Corporation, dated December 19, 2008 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2008, and incorporated herein by reference).
4.4	Amendment to the Shareholders Agreement between Quiñenco S.A., Citigroup Chile S.A. and the minority shareholders of LQIF, dated January 9, 2014 (English translation) (filed as an exhibit to our current report on Form 6-K dated January 14, 2014, and incorporated herein by reference).
4.5	Amendment to the Master Joint Venture Agreement between Quiñenco S.A., Citigroup, Inc. and Citibank Overseas Investment Corporation, dated January 9, 2014 (English translation) (filed as an exhibit to our current report on Form 6-K dated January 14, 2014, and incorporated herein by reference).
4.6	Merger Agreement between Banco de Chile and Citibank Chile, dated December 26, 2007 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2007, and incorporated herein by reference).
4.7	Cooperation Agreement between Banco de Chile and Citigroup Inc., dated October 22, 2015 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2015, and incorporated herein by reference).
4.8	Global Connectivity Agreement between Banco de Chile and Citigroup Inc., dated October 22, 2015 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2015, and incorporated herein by reference).

Exhibit No.	Exhibit
4.9	Asset Purchase Agreement between Banco de Chile and Citibank, N.A., dated December 31, 2007 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2007, and incorporated herein by reference).
4.10	Amended and Restated Trademark License Agreement between Banco de Chile and Citigroup Inc., dated November 29, 2019 (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2019, and incorporated herein by reference).
4.11	Extension No. 1 to Cooperation Agreement between Banco de Chile and Citigroup Inc., dated August 24, 2017 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2017, and incorporated herein by reference).
4.12	Second Extension to the Cooperation Agreement between Banco de Chile and Citigroup Inc., dated November 29, 2019 (English translation) (filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2019, and incorporated herein by reference).
4.13	First Amendment to the Global Connectivity Agreement between Banco de Chile and Citigroup Inc., dated April 26, 2021 (English translation) (Filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2021, and incorporated herein by reference).
4.14	Second Amendment to the Global Connectivity Agreement between Banco de Chile and Citigroup Inc., dated August 31, 2021 (English translation) (Filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2021, and incorporated herein by reference).
4.15	Amended and Restated Master Services Agreement between Banco de Chile and Citigroup Inc., dated August 31, 2021 (Filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2021, and incorporated herein by reference).
4.16	Third Extension to the Cooperation Agreement between Banco de Chile and Citigroup Inc., dated August 31, 2021 (English translation) (Filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2021, and incorporated herein by reference).
4.17	Third Amendment to the Global Connectivity Agreement between Banco de Chile and Citigroup Inc., dated August 29, 2023 (English translation) (Filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2023, and incorporated herein by reference).
4.18	Fourth Extension to the Cooperation Agreement between Banco de Chile and Citigroup Inc., dated August 29, 2023 (English translation) (Filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2023, and incorporated herein by reference).
4.19	Amended and Restated Master Services Agreement between Banco de Chile and Citigroup Inc., dated August 29, 2023 (Filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2023, and incorporated herein by reference).
4.20	Amendment to the Amended and Restated Trademark License Agreement between Banco de Chile and Citigroup Inc., dated August 29, 2023 (Filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2023, and incorporated herein by reference).

Exhibit No.	Exhibit
4.21	Amendment to the Amended and Restated Trademark License Agreement between Banco de Chile and Citigroup Inc., dated December 11, 2024 (Filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2024, and incorporated herein by reference).
4.22*	Fifth Extension to the Cooperation Agreement between Banco de Chile and Citigroup Inc., dated August 29, 2025 (English translation).
4.23*	Amended and Restated Master Services Agreement between Banco de Chile and Citigroup Inc., dated August 29, 2025.
4.24*	Amendment to the Master Joint Venture Agreement between Quiñenco S.A., Citigroup Inc. and Citibank Overseas Investment Corporation, dated November 5, 2025 (English translation).
4.25*	Amendment to the Shareholders Agreement between Quiñenco S.A., Citigroup Chile S.A. and the minority shareholders of LQIF, dated November 5, 2025 (English translation).
8.1*	List of subsidiaries.
11.1	Code of Conduct (English translation) dated August 2024 (Filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2024, and incorporated herein by reference).
11.2	Insider Trading Policy (English translation) (Filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2023, and incorporated herein by reference).
12.1*	Certification under Section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer.
12.2*	Certification under Section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer.
13.1*	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer and the Chief Financial Officer.
97	Clawback Policy (English translation) (Filed as an exhibit to our annual report on Form 20-F (File No. 001-15266) for the year ended December 31, 2023, and incorporated herein by reference)
101.INS*	XBRL Instance Document.
101.SCH*	XBRL Taxonomy Extension Schema Document.
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed herewith.

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

Date: April 30, 2026

BANCO DE CHILE

By	/s/ Eduardo Ebensperger O.
	Name:	Eduardo Ebensperger O.
	Title:	Chief Executive Officer

Consolidated Financial Statements

BANCO DE CHILE AND SUBSIDIARIES

December 31, 2025 and 2024

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

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Banco de Chile:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Banco de Chile and subsidiaries (the Bank) as of December 31, 2025, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for the year ended December 31, 2025 and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Bank as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards Accounting Standards issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Bank’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control–Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 29, 2026, expressed an unqualified opinion on the effectiveness of the Bank’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Bank in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

©KPMG Auditores Consultores Limitada, a Chilean limited liability company (sociedad de responsabilidad limitada) and a member firm of the KPMG global organization of independent members firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved.	Santiago Av. Presidente Riesco 5685, piso 15, Las Condes

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for expected credit losses for loans on collectively assessed consumer loans and individually assessed commercial loans

As described in Note 2 (i) (viii) and 11 in the consolidated financial statements, the Bank calculates its allowance for expected credit losses (ECL) on loans in accordance with International Financial Reporting Standard 9 (IFRS 9). The collectively assessed ECL estimate reflects a probability-weighted outcome of expected credit losses across base, upside and downside economic scenarios. Key parameters include probability of default (PD), loss given default (LGD), and exposure at default (EAD), each based on historical performance, borrower characteristics and macroeconomic factors. For individually assessed loans, the Bank applies a three-stage impairment model based on whether there has been a significant increase in credit risk, using both quantitative and qualitative criteria, including credit risk ratings. As of December 31, 2025, the Bank recorded Ch$342,025 million on collectively assessed consumer loans and Ch$128,442 million of ECL on individually assessed commercial loans.

We identified the assessment of the allowance for expected credit losses on the collectively assessed consumer loans and individually assessed commercial loans as a critical audit matter. A high degree of audit effort, including specialized skills and knowledge, and subjective and complex auditor judgment was required in the assessment due to significant measurement uncertainty. This included our assessment of the consumer loan collective ECL methodology, the parameter models used to estimate ECL and their significant assumptions. Such significant assumptions included the selection of macroeconomic factors and scenarios used in the PD, LGD and EAD parameter models. This also included our assessment of the commercial loan individually assessed ECL methodology and the credit risk ratings. In addition, auditor judgment was required to evaluate the sufficiency of audit evidence obtained.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the allowance for expected credit losses on loans process. This included controls over:

●	the development, validation and performance monitoring of the PD, LGD and EAD parameter models

●	the selection of forward-looking macroeconomic factors, scenario selection and probability-weighting

●	credit risk ratings of individually evaluated commercial loans

●	management’s review and approval of significant assumptions and model outputs.

©KPMG Auditores Consultores Limitada, a Chilean limited liability company (sociedad de responsabilidad limitada) and a member firm of the KPMG global organization of independent members firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved.

We evaluated the Bank’s process to develop the allowance for expected credit losses by testing certain sources of data, assumptions and parameters that the Bank used and considered the relevance and reliability of such data. In addition, we involved credit risk and economics professionals with specialized skills and knowledge, who assisted in:

●	evaluating the Banks’s collective ECL methodology for compliance with IFRS 9 and the Bank’s policies

●	assessing the conceptual soundness and performance of the ECL models by inspecting the model documentation to determine whether the model is suitable for its intended use

●	assessing whether PD, LGD and EAD methodologies are consistent with IFRS 9 and the Bank’s policies

●	evaluating the macroeconomic factors, and scenario selection to the Bank’s business environment and relevant industry practice

●	testing credit risk ratings for a selection of individually evaluated commercial loans

●	independently recalculating ECL amounts for individually assessed commercial loans portfolios and collectively assessed consumer loans portfolios.

We also assessed the sufficiency of the audit evidence obtained related to the allowance for expected credit losses for collectively assessed consumer loans and individually assessed commercial loans by evaluating the:

●	cumulative results of the audit procedures

●	qualitative aspects of the Bank’s accounting practices

●	potential bias in the accounting estimates.

/s/ KPMG

KPMG Auditores Consultores Ltda.

We have served as the Bank’s auditor since 2025.

Santiago, Chile

April 29, 2026

©KPMG Auditores Consultores Limitada, a Chilean limited liability company (sociedad de responsabilidad limitada) and a member firm of the KPMG global organization of independent members firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Banco de Chile:

Opinion on Internal Control Over Financial Reporting

We have audited Banco de Chile and subsidiaries’ (the Bank) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control –Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control–Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Bank as of December 31, 2025, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for the year ended December 31, 2025, and the related notes (collectively, the consolidated financial statements), and our report dated April 29, 2026, expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Bank’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Bank’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Bank in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

©KPMG Auditores Consultores Limitada, a Chilean limited liability company (sociedad de responsabilidad limitada) and a member firm of the KPMG global organization of independent members firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved.	Santiago Av. Presidente Riesco 5685, piso 15, Las Condes

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

/s/ KPMG

KPMG Auditores Consultores Ltda.

Santiago, Chile

April 29, 2026

©KPMG Auditores Consultores Limitada, a Chilean limited liability company (sociedad de responsabilidad limitada) and a member firm of the KPMG global organization of independent members firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved.

EY Chile Gertrudis Echeñique 152, Piso 9, Las Condes, Santiago	Tel: +56 (2) 2676 1000 www.eychile.cl

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Banco de Chile

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Banco de Chile and subsidiaries (the “Bank”) as of December 31, 2024, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements“). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Bank at December 31, 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

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

/s/ EY Audit Ltda.

We served as the Bank’s auditor from 2002 to 2024.

Santiago, Chile

April 24, 2025

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2025 and 2024

(Expressed in millions of Chilean pesos unless otherwise specified)

		2025	2024
ASSETS	Note	MCh$	MCh$
Cash and deposits in banks	7	2,590,986	2,699,076
Transactions in the course of collection	7	414,419	372,456
Financial assets held for trading at fair value through profit or loss:
Derivative financial instruments	8	1,870,640	2,303,353
Debt financial instruments	8	3,121,702	1,714,381
Others	8	402,259	411,689
Financial assets at fair value through other comprehensive income:
Debt financial instruments	9	3,548,971	2,088,345
Equity instruments	9	11,232	9,492
Derivative financial instruments for hedging purposes	10	29,714	73,959
Financial assets at amortized cost:
Rights by resale agreements	11	100,643	87,291
Debt financial instruments	11	460,937	944,074
Loans to Banks	11	398,028	665,715
Commercial loans	11	19,296,206	19,893,412
Residential mortgage loans	11	13,896,790	13,197,695
Consumer loans	11	5,349,315	5,151,755
Investments in other companies	12	75,828	67,277
Intangible assets	13	207,988	191,966
Property and equipment	14	179,414	189,073
Right-of-use assets	15	79,245	96,879
Current tax assets	16	1,846	159,869
Deferred tax assets	16	331,831	322,221
Other assets	17	1,696,031	1,373,541
Non-current assets and disposal groups held for sale	18	40,583	42,023
TOTAL ASSETS		54,104,608	52,055,542

The accompanying notes 1 to 47 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2025 and 2024

(Expressed in millions of Chilean pesos unless otherwise specified)

		2025	2024
LIABILITIES	Note	MCh$	MCh$
Transactions in the course of payments	7	564,172	283,605
Financial liabilities held for trading at fair value through profit or loss:
Derivative financial instruments	19	2,079,465	2,444,721
Others	19	512	990
Derivative financial instruments for hedging purposes	10	297,817	141,040
Financial liabilities at amortized cost:
Current accounts and other demand deposits	20	14,791,870	14,630,797
Time deposits and saving accounts	20	14,162,408	14,345,223
Obligations by repurchase agreements	20	286,915	109,794
Borrowings from financial institutions	20	1,296,751	1,103,468
Debt financial instruments issued	20	10,800,851	9,690,069
Other financial obligations	20	367,323	284,479
Lease liabilities	15	74,343	91,429
Regulatory capital financial instruments	21	1,087,093	1,068,879
Provision for dividends	22	357,679	362,218
Provisions for contingent loan credit risk	23	85,707	87,485
Other provisions	24	40,395	43,120
Current tax liabilities	16	33,809	132
Deferred tax liabilities	16	1,422	166
Employee benefits	25	140,153	151,633
Other liabilities	26	948,076	711,398
TOTAL LIABILITIES		47,416,761	45,550,646

EQUITY
Capital	27	2,418,833	2,418,833
Reserves	27	1,381,954	1,338,954
Accumulated other comprehensive income	27	(9,759)	3,777
Retained earnings:
Retained earnings from previous years	27	2,069,084	1,857,072
Income for the year	27	1,185,413	1,248,476
Less: Provision for dividends	27	(357,679)	(362,218)
Bank’s Shareholders	27	6,687,846	6,504,894
Non-controlling interests	27	1	2
TOTAL EQUITY		6,687,847	6,504,896
TOTAL LIABILITIES AND EQUITY		54,104,608	52,055,542

The accompanying notes 1 to 47 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31, 2025, 2024 and 2023

(Expressed in millions of Chilean pesos unless otherwise specified)

		2025	2024	2023
	Note	MCh$	MCh$	MCh$

Interest and Inflation indexation revenue	29	3,409,584	3,771,059	4,044,665
Interest and Inflation indexation expense	29	(1,339,502)	(1,608,304)	(2,123,873)
Net interest and Inflation indexation income		2,070,082	2,162,755	1,920,792

Fee and commission income	30	774,154	717,347	703,134
Fee and commission expense	30	(153,451)	(161,039)	(168,450)
Net fee and commission income		620,703	556,308	534,684

Net financial result	31	272,314	280,480	469,553
Income from investments in other companies	32	11,983	16,655	13,409
Income (expense) from non-current assets and disposal groups held for sale not admissible as discontinued operations	33	6,042	(458)	2,807
Other operating income	34	48,477	51,777	72,939
TOTAL OPERATING INCOME, BEFORE EXPECTED CREDIT LOSSES		3,029,601	3,067,517	3,014,184

Expected credit losses	39	(394,862)	(352,706)	(201,944)

TOTAL OPERATING INCOME, NET OF EXPECTED CREDIT LOSSES		2,634,739	2,714,811	2,812,240

Personnel expenses	35	(570,355)	(582,547)	(582,684)
Administrative expenses	36	(429,633)	(416,696)	(403,255)
Depreciation and amortization	37	(95,110)	(94,601)	(92,308)
Impairment of non-financial assets	38	(1,882)	(2,851)	(1,762)
Other operating expenses	34	(33,958)	(36,039)	(36,090)
TOTAL OPERATING EXPENSES		(1,130,938)	(1,132,734)	(1,116,099)

NET OPERATING INCOME, BEFORE INCOME TAX		1,503,801	1,582,077	1,696,141

Income tax	16	(318,388)	(333,601)	(322,114)

NET INCOME FOR THE YEAR		1,185,413	1,248,476	1,374,027

Attributable to:
Bank’s Shareholders	27	1,185,413	1,248,476	1,374,026
Non-controlling interests		—	—	1

Earnings per share:		Ch$	Ch$	Ch$
Basic earnings	27	11.73	12.36	13.60
Diluted earnings	27	11.73	12.36	13.60

The accompanying notes 1 to 47 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31, 2025, 2024 and 2023

(Expressed in millions of Chilean pesos unless otherwise specified)

		2025	2024	2023
	Note	MCh$	MCh$	MCh$

NET INCOME FOR THE YEAR		1,185,413	1,248,476	1,374,027

ITEMS THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS
Re-measurement of the liability (asset) for net defined benefits and actuarial results for other employee benefit plans	27	(62)	115	(75)
Fair value changes of equity instruments designated as at FVTOCI	27	(148)	(212)	5,367

OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS BEFORE TAX		(210)	(97)	5,292

Income tax on other comprehensive income that will not be reclassified to profit or loss		(448)	893	(1,429)

TOTAL OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED TO INCOME AFTER TAXES		(658)	796	3,863

ITEMS THAT CAN BE RECLASSIFIED TO PROFIT OR LOSS
Fair value changes of financial assets at FVTOCI	27	8,806	(4,664)	8,874
Cash flow hedges	27	(28,341)	(21,798)	113,183
Participation in other comprehensive income of entities registered under the equity method	27	(59)	26	116

OTHER COMPREHENSIVE INCOME THAT WILL BE RECLASSIFIED TO INCOME BEFORE TAXES		(19,594)	(26,436)	122,173

Income tax on other comprehensive income that can be reclassified in profit or loss	27	6,716	5,175	(32,365)

TOTAL OTHER COMPREHENSIVE INCOME THAT WILL BE RECLASSIFIED TO PROFIT OR LOSS AFTER TAX		(12,878)	(21,261)	89,808

TOTAL OTHER COMPREHENSIVE INCOME FOR THE YEAR	27	(13,536)	(20,465)	93,671

COMPREHENSIVE INCOME FOR THE YEAR		1,171,877	1,228,011	1,467,698

Attributable to:
Bank’s Shareholders		1,171,877	1,228,011	1,467,696
Non-controlling interests		—	—	2

The accompanying notes 1 to 47 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

for the years ended December 31, 2025, 2024 and 2023

(Expressed in millions of Chilean pesos unless otherwise specified)

		Attributable to Bank’s Shareholders
		Capital	Reserves (*)	Accumulated other comprehensive income	Retained earnings from previous years and income (loss) for the year	Total	Non- controlling interests	Total equity
	Note	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Opening balance as of January 1, 2023		2,418,833	1,172,196	(69,429)	1,909,835	5,431,435	2	5,431,437
Dividends distributed and paid	27	—	—	—	(866,929)	(866,929)	(1)	(866,930)
Other retention (release) earnings		—	36,366	—	(36,366)	—	—	—
Application of provision for payment of common stock dividends		—	—	—	422,830	422,830	—	422,830
Provision for payment of common stock dividends	27	—	—	—	(373,090)	(373,090)	—	(373,090)
Subtotal: transactions with owners during the year		—	36,366	—	(853,555)	(817,189)	(1)	(817,190)
Net income for the year 2023		—	—	—	1,374,026	1,374,026	1	1,374,027
Other comprehensive income for the year	27	—	—	93,671	—	93,671	—	93,671
Subtotal: Comprehensive income for the year		—	—	93,671	1,374,026	1,467,697	1	1,467,698
Balances as of December 31, 2023		2,418,833	1,208,562	24,242	2,430,306	6,081,943	2	6,081,945

Opening balance as of January 1, 2024		2,418,833	1,208,562	24,242	2,430,306	6,081,943	2	6,081,945
Dividends distributed and paid	27	—	—	—	(815,932)	(815,932)	—	(815,932)
Other retention (release) earnings		—	130,392	—	(130,392)	—	—	—
Application of provision for payment of common stock dividends		—	—	—	373,090	373,090	—	373,090
Provision for payment of common stock dividends	27	—	—	—	(362,218)	(362,218)	—	(362,218)
Subtotal: transactions with owners during the year		—	130,392	—	(935,452)	(805,060)	—	(805,060)
Net income for the year 2024		—	—	—	1,248,476	1,248,476	—	1,248,476
Other comprehensive income for the year	27	—	—	(20,465)	—	(20,465)	—	(20,465)
Subtotal: Comprehensive income for the year		—	—	(20,465)	1,248,476	1,228,011	—	1,228,011
Balances as of December 31, 2024		2,418,833	1,338,954	3,777	2,743,330	6,504,894	2	6,504,896

Opening balance as of January 1, 2025		2,418,833	1,338,954	3,777	2,743,330	6,504,894	2	6,504,896
Dividends distributed and paid	27	—	—	—	(995,380)	(995,380)	(1)	(995,381)
Other retention (release) earnings		—	41,084	—	(41,084)	—	—	—
Application of provision for payment of common stock dividends		—	—	—	362,218	362,218	—	362,218
Provision for payment of common stock dividends	27	—	—	—	(357,679)	(357,679)	—	(357,679)
Subtotal: transactions with owners during the year		—	41,084	—	(1,031,925)	(990,841)	(1)	(990,842)
Net income for the year 2025		—	—	—	1,185,413	1,185,413	—	1,185,413
Other comprehensive income for the year	27	—	1,916	(13,536)	—	(11,620)	—	(11,620)
Subtotal: Comprehensive income for the year		—	1,916	(13,536)	1,185,413	1,173,793	—	1,173,793
Balances as of December 31, 2025		2,418,833	1,381,954	(9,759)	2,896,818	6,687,846	1	6,687,847

(*)	Includes share premium of MCh$1,705 for placements of shares.

The accompanying notes 1 to 47 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2025, 2024 and 2023

(Expressed in millions of Chilean pesos unless otherwise specified)

		2025	2024	2023
	Note	MCh$	MCh$	MCh$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net operating income, before income tax		1,503,801	1,582,077	1,696,141
Income tax	16	(318,388)	(333,601)	(322,114)
Net income for the year		1,185,413	1,248,476	1,374,027
Debit (credits) to profit or (loss) that do not represent movements in cash flows:
Depreciation and amortization	37	95,110	94,601	92,308
Impairment of non-financial assets	38	1,882	2,851	1,762
Allowances established for credit risk	39	462,123	421,210	321,829
Provisions for contingent loans	39	(290)	(4,200)	(53,875)
Impairments for credit risk from financial assets at FVTOCI	39	4,412	1,009	(2,754)
Fair value of debt financial instruments held for trading at FVTPL		(5,183)	(1,712)	2,318
Change in deferred tax assets and liabilities	16	(9,721)	(1,482)	44,545
Net gain from investments in associates and joint ventures	32	(11,983)	(8,730)	(13,409)
Net gain on sale of assets received in payments	33	(2,153)	(2,361)	(1,358)
Net gain on sale of sale of property and equipment	33	(6,685)	(938)	(2,971)
Write-off of assets received in lieu of payment or foreclosed at judicial auction	33	225	1,187	485
Net change in exchange rates, interest, indexation and fees accrued on assets and liabilities		478,831	553,399	203,529
Other debits (credits) that do not represent movements in cash flows		25,089	(6,458)	(60,160)

Changes due to (increases) decreases in operating assets and liabilities:
Net decrease (increase) in loans to banks		263,618	1,853,194	(340,369)
Net (increase) in loans to customers		(767,847)	(1,535,662)	(913,796)
Net decrease (increase) in debt financial instruments held for trading at FVTPL		(1,396,929)	1,627,801	(55,256)
Net (increase) decrease in other assets and liabilities		249,197	(287,129)	(53,404)
Increase (decrease) in deposits and other demand deposits		237,018	942,650	(59,946)
(Decrease) increase in repurchase agreements		179,653	(55,184)	(59,972)
(Decrease) increase in deposits and other term deposits		(182,985)	(1,167,941)	1,288,027
Sale of assets received in lieu of payment		27,280	19,556	14,227
Total net cash from operating activities		826,075	3,694,137	1,725,787

CASH FLOW FROM INVESTING ACTIVITIES:
Net decrease (increase) in debt financial instruments at FVTOCI		(1,473,436)	1,611,197	257,613
Net decrease (increase) in debt financial instruments at amortized cost		380,108	506,337	(493,631)
Payment of principal and interest for obligations under lease contracts	15	(30,897)	(29,991)	(32,084)
Leasehold improvements	15	(765)	(872)	(1,993)
Property and equipment purchase	14	(17,937)	(16,354)	(24,751)
Property and equipment sale		9,065	1,294	3,626
Acquisition of intangibles	13	(58,597)	(57,617)	(59,955)
Sale of investments in companies		—	11,791	—
Dividend received of investments in companies	12	3,374	3,019	4,675
Total net cash (used in) from investing activities		(1,189,085)	2,028,804	(346,500)

CASH FLOWS FROM FINANCING ACTIVITIES:
Attributable to the interest of the owners:
Redemption and payment of interest on mortgage finance bonds of credit		(350)	(639)	(1,012)
Redemption and payment of interest on senior bonds		(1,990,111)	(1,447,751)	(1,813,176)
Redemption and payment of interest on subordinated bonds		(52,944)	(50,637)	(52,199)
Issuance of senior bonds	20	2,742,341	1,012,638	1,224,480
Payment of ordinary share dividends	27	(995,380)	(815,932)	(866,929)
Increase (decrease) in obligations with foreign banks		318,702	91,361	(42,479)
Increase (decrease) in other financial obligations		88,501	(54,802)	(4,646)
Payment of obligations to the Central Bank of Chile		—	(4,348,400)	—
Payment of other long-term borrowings		—	(17)	(58)
Attributable to non-controlling interest:
Dividends payment and/or withdrawals of paid-in capital related to of the subsidiaries corresponding to the non-controlling interest		—	—	(1)
Total net cash from (used in) financing activities		110,759	(5,614,179)	(1,556,020)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS FOR THE YEAR		(252,251)	108,762	(176,733)

Effect of exchange rate fluctuations on cash and cash equivalents		(78,110)	164,743	15,637
Cash and cash equivalents at the beginning of the year	7	3,264,537	2,991,032	3,152,128

Cash and cash equivalents at the end of the year	7	2,934,176	3,264,537	2,991,032

	2025	2024	2023
	MCh$	MCh$	MCh$
Interest operating cash flow:
Interest and indexation received	3,514,835	3,645,741	3,542,933
Interest and indexation paid	(1,391,336)	(1,570,720)	(1,434,701)

The accompanying notes 1 to 47 are an integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2025, 2024 and 2023

(Expressed in millions of Chilean pesos unless otherwise specified)

Reconciliation of liabilities arising from financing activities:

			Changes from non-cash flow items
	31.12.2024	Net Cash Flow	Acquisition / (Disposals)	Foreign currency	UF Movement	31.12.2025
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Mortgage finance bonds	850	(350)	—	—	21	521
Bonds	10,758,098	699,286	—	(171,603)	601,642	11,887,423
Obligations with banks	1,103,468	318,702	—	(124,660)	(759)	1,296,751
Obligations with the Central Bank of Chile	—	—	—	—	—	—
Other financial obligations	284,479	88,501	—	(5,657)	—	367,323
Dividends paid	—	(995,380)	—	—	—	(995,380)
Dividend payment and/or withdrawals of paid-in capital related to subsidiaries corresponding to the non-controlling interest	—	—	—	—	—
Total liabilities from financing activities	12,146,895	110,759	—	(301,920)	600,904	12,556,638

			Changes from non-cash flow items
	31.12.2023	Net Cash Flow	Acquisition / (Disposals)	Foreign currency	UF Movement	31.12.2024
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Mortgage finance bonds	1,444	(639)	—	—	45	850
Bonds	10,398,435	(485,750)	—	186,418	658,995	10,758,098
Obligations with banks	1,012,134	91,361	—	(27)	—	1,103,468
Obligations with the Central Bank of Chile	4,348,581	(4,348,400)	—	—	(181)
Other financial obligations	339,305	(54,819)	—	—	(7)	284,479
Dividends paid	—	(815,932)	—	—	—	(815,932)
Dividend payment and/or withdrawals of paid-in capital related to subsidiaries corresponding to the non-controlling interest	—	—	—	—	—	—
Total liabilities from financing activities	16,099,899	(5,614,179)	—	186,391	658,852	11,330,963

			Changes from non-cash flow items
	31.12.2022	Net Cash Flow	Acquisition / (Disposals)	Foreign currency	UF Movement	31.12.2023
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Mortgage finance bonds	2,377	(1,012)	—	—	79	1,444
Bonds	10,276,475	(640,895)	—	113,061	649,794	10,398,435
Obligations with banks	1,049,155	(42,479)	—	5,458	—	1,012,134
Obligations with the Central Bank of Chile	4,348,521	—	—	—	60	4,348,581
Other financial obligations	344,030	(4,704)	—	—	(21)	339,305
Dividends paid	—	(866,929)	—	—	—	(866,929)
Dividend payment and/or withdrawals of paid-in capital related to subsidiaries corresponding to the non-controlling interest	—	(1)	—	—	—	(1)
Total liabilities from financing activities	16,020,558	(1,556,020)	—	118,519	649,912	15,232,969

The accompanying notes 1 to 47 are an integral part of these consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Company Information:

Banco de Chile (“The Bank”) has been authorized to operate as a commercial bank since September 17, 1996, being, in conformity with the stipulations of Article 25 of Law No. 19,396, the legal successor of Banco de Chile, resulting from the merger of Banco Nacional de Chile, Banco Agrícola, and Banco de Valparaíso, which was incorporated by public deed dated October 28, 1893, executed before the Notary Public of Santiago, Mr. Eduardo Reyes Lavalle, and authorized by Supreme Decree dated November 28, 1893.

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

Banco de Chile’s registered office is located at Ahumada 251, Santiago, Chile and its website is www.bancochile.cl.

2.	Summary of Significant Accounting Policies:

(a)	Basis of preparation:

The Bank’s consolidated financial statements for the years 2025, 2024 and 2023 have been prepared in accordance with International Financial Reporting Standards Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

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

The Financial Statements of Banco de Chile as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023 have been consolidated with those of its subsidiaries. The financial statements of the Bank’s subsidiaries are prepared for the same reporting year as for Banco de Chile, using consistent accounting policies.

(i)	Subsidiaries

The following table details the entities in which the Bank, directly or indirectly – owns a controlling interest and that are therefore consolidated in these financial statements:

				Interest Owned
			Functional	Direct		Indirect		Total
RUT	Subsidiaries	Country	Currency	2025	2024	2025	2024	2025	2024
				%	%	%	%	%	%
96,767,630-6	Banchile Administradora General de Fondos S.A.	Chile	Ch$	99.98	99.98	0.02	0.02	100.00	100.00
96,543,250-7	Banchile Asesoría Financiera S.A.	Chile	Ch$	99.96	99.96	—	—	99.96	99.96
77,191,070-K	Banchile Corredores de Seguros Ltda.	Chile	Ch$	99.83	99.83	0.17	0.17	100.00	100.00
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Ch$	99.70	99.70	0.30	0.30	100.00	100.00
77,955,969-6	Operadora de Tarjetas Banchile Pagos S.A. (*)	Chile	Ch$	99.90	99.90	0.10	0.10	100.00	100.00
96,645,790-2	Socofin S.A. (**)	Chile	Ch$	—	99.00	—	1.00	—	100.00

(*)	On July 29, 2024, the public deed of incorporation of the subsidiary of Banco de Chile was signed and on June 24, 2025, the company’s name was changed to Operadora de Tarjetas Banchile Pagos S.A.
(**)	On June 17, 2025, the CMF approved, by exempt resolution, the request to absorb and dissolve the subsidiary, which became effective on July 4, 2025. See Note 5 letters (d) and (g) in Relevant Events.

Intercompany transactions and balances between the Bank and its subsidiaries and among its subsidiaries have been eliminated for consolidation purposes. Any non-controlling interest is recognized as a separate item within the Bank’s consolidated equity.

(ii)	Investment in Associates and Joint Ventures

Associates

Associated entities are those over which the Bank has the ability to exercise significant influence, without having control over the associate.

Investments in associates where the entity has significant influence, are accounted for using the equity method.

Joint Ventures

Joint Ventures are joint arrangements whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Joint control exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

Investments defined as a “Joint Venture” are recognized using the equity method of accounting.

The investments in other companies that, for its characteristics, is defined as a “joint venture” is Servipag Ltda.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(b)	Basis of consolidation, continued:

(iii)	Asset management services investments and mutual funds

The Bank and its subsidiaries manage and administer assets held in mutual funds and other investment products on behalf of investors, receiving compensation in line with the services provided and in accordance with market conditions. Managed resources are owned by third parties and, therefore, not included in the Consolidated Statements of Financial Position.

In accordance with IFRS 10, for consolidation purposes it is necessary to assess the role of the Bank and its subsidiaries with respect to the funds they manage, to determine whether that role is Agent or Principal.

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

The items included in the Financial Statements of each of the entities of Banco de Chile and its subsidiaries are presented using the currency of the primary economic environment in which it operates (functional currency). The functional currency of Banco de Chile is the Chilean peso, which is also the currency used to present the entity’s consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(f)	Foreign currency transactions:

Transactions in currencies other than the functional currency are considered to be in foreign currency and are initially recorded at the exchange rate of the functional currency on the transaction date. Monetary assets and liabilities denominated in foreign currencies are converted using the exchange rate of the functional currency as of the date of the Statement of Financial Position, for profit or loss the exchange rate corresponding to each month-end is applied. All differences are recorded as a debit or credit to profit or loss

Assets and liabilities in foreign currencies are shown at their equivalent value in Chilean pesos, calculated using the following exchange rates as of December 31, 2025 and 2024: Ch$900.40 and Ch$994.74 to US$1, Ch$5.76 and Ch$6.33 per JPY1, Ch$1,058.78 and Ch$1,032.74 per EUR1.

The amount of Ch$149,834 million corresponds to the net income from exchange, indexation and accounting hedging of foreign currency (net gain of Ch$170,813 million and net gain of Ch$122,189 million as of December 31, 2024 and 2023, respectively) shown in the Consolidated Statements of Income, includes the result of exchange operations, indexation and accounting hedges of foreign currency, including the conversion of assets and liabilities in foreign currency or indexed to exchange rate.

(g)	Use of estimates and judgment:

The preparation of Consolidated Financial Statements requires Management to make judgments, estimations and assumptions that affect the application of accounting policies and the valuation of assets, liabilities, income and expenses presented. Actual results could differ from these estimated amounts.

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

Some accounting matters particularly involve uncertainties and therefore require a considerable degree of estimation and critical judgment when applying accounting policies. Details on the use of estimates and judgment and their effect on the amounts recognized in the Financial Statements are included in the following notes:

-	Impairment of instruments at fair value through OCI (Notes No. 9 and No. 39)
-	Expected credit losses (Notes No. 11, No. 23 and No. 39)
-	Useful lives of intangible assets, property and equipment and leased assets and lease liabilities and investment properties (Notes No. 13, No. 14 and No. 15)
-	Goodwill valuation (Note No. 13)
-	Deferred taxes and income tax (Note No. 16)
-	Other provisions (Note No. 24)
-	Contingencies and commitments (Note No. 28)
-	Fair value of financial assets and liabilities (Note No. 41)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(h)	Financial asset and liability valuation criteria:

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

(i)	Loans to Banks, loans to customers and other financial assets at amortized cost

The Bank measure loans to Banks, loans to customers and other financial assets at amortized cost as long as the following conditions are met:

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

(ii)	Financial assets designated at fair value through profit or loss

Financial assets designated at fair value through profit or loss are securities acquired in order to generate profits from short-term price fluctuations or as a result of brokerage activities, or which are part of a portfolio on which a short-term profit-generating pattern exists. This item includes mainly Central Bank bonds and deposits from domestic banks and mutual fund investments.

Financial assets designated at fair value through profit or loss are stated at their fair value. Accrued interest, gains or losses from their fair market value adjustments, as well as gains or losses from trading activities, are included in “Net Financial Result” in the Consolidated Statement of Income. Dividends, interest and indexations are reported as “Net financial operating income” in the Consolidated Statement of Income.

All purchases and sales of financial assets designated at fair value through profit or loss that must be executed within the period established by market regulations or conventions are recorded using the trade date, which is the date on which the purchase or sale of the asset is committed. Any other purchase or sale is treated as a derivative (forward) until settlement occurs.

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

(iv)	Rights and Obligations by repurchase agreements:

The Bank carries out operations by repurchase agreements as a form of investment. The securities purchased under these agreements are not recognized on the Bank’s Consolidated Statement of Financial Position. The consideration paid is recognized under “Rights by resale agreements” reflecting the transaction’s economic substance as a loan granted by the Bank. The difference between the purchase and the resale price is recorded in “Net interest income” and is accrued over the duration of the agreement using its effective interest rate. This treatment reflects the economic substance as a loan to the Bank.

The Bank also carries out operations under repurchase agreements as a form of financing. The securities sold under a repurchase agreement at a specific date in the future are not derecognized from the Consolidated Statement of Financial Position because the Bank retains all the risks and rewards of the ownership of the securities. The corresponding cash received is recognized in the balance sheet as an asset, and the corresponding obligation to return the cash, including any accrued interest, is recognized as a liability under “Obligations by repurchase agreements”. The difference between the sale and the repurchase price is treated as “Net interest expense” and is accrued over the duration of the agreement using the effective interest rate.

(v)	Lease contracts

Accounts receivable relating to leasing contracts, included under the caption “Loans to customers”, correspond to periodic rent installments of contracts, which meet the definition to be classified as financial leases and are presented at their nominal value net of unearned interest as of each year-end.

(vi)	Factoring transactions

Factoring transactions are valued based on the discounted cash flow of the assets received in the transaction. Typically, these assets include invoices or other commercial instruments representative of credit, with or without responsibility of the grantor. Price differences between the amounts disbursed and the nominal value of the credits are recorded in the Consolidated Statements of Income as interest income, through the effective interest method, during the financing period.

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

In its ordinary course of business, the Bank gives financial guarantees consisting of letters of credit, guarantees and acceptances. Financial guarantees are initially recognized in the Financial Statements at fair value being the premium received. Subsequent to initial recognition, the Bank’s liability is measured at the higher of the amount originally recognized less, when appropriate, cumulative amortization recognized in the income statement and the best estimate of expenditure required settling the financial obligation arising as the result of the guarantee. The premium received is recognized in the income statement in “Income from Fees and Commissions” on a straight-line basis over the guarantee period.

(viii)	Allowance for expected credit loss:

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

The classification of the assets is of special relevance due to the different time horizons considered in the calculation of the provision for customers classified in stage 1 and those classified in stage 2 or 3.

The definition of significant risk increase (“SRI”) plays a key role since the amount of provision depends on the interpretation of this concept.

Individual classified loans

An individual analysis of debtors is applied to individuals and companies that are of such significance considering size, complexity or level of exposure to the Bank, and they must be analyzed in detail.

The Bank classifies the debtors and their operations related to loans into one of three categories of loan portfolio: Normal, Substandard and Non-performing Loans. This internal rating considers the quantitative variables used to determine the SRI in order to establish the appropriate provisions.

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

iii.	Non-performing Loans:

Non-performing loans correspond to borrowers whose payment capacity is seriously at risk and who have a high likelihood of filing for bankruptcy or are renegotiating credit terms to avoid bankruptcy. This category comprises all loans outstanding from debtors for which payments are more than 90 days past due.

This situation is reflected in the internal rating that varies from C1 to C6. All obligors rated at these levels are classified as stage 3.

Group classified loans

The group analysis is used to analyze a large number of loans whose individual amounts are homogenous and not significant. For this analysis, the Bank uses models based on attributes of the debtors and their loans, and on the behavior of a group of loans. The categories used to classify the debtors correspond to “Normal loans” and “Non-performing loans”.

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

The estimation of the ECL loss parameters, including probability of default (PD), loss given default (LGD) and exposure at default (EAD), is based on the Bank’s historical performance and observed credit behavior, adjusted to reflect current conditions and forward-looking macroeconomic information under multiple economic scenarios.

(ix)	Loans write-off

Criteria under which loans are written-off when collection efforts have been exhausted, but not later than the following maximum periods:

Type of Contract	Term
Consumer loans – secured and unsecured	6 months
Other transactions – unsecured	24 months
Commercial loans – secured	36 months
Residential mortgage loans	48 months
Consumer leases	6 months
Other non-real estate lease transactions	12 months
Real estate leases (commercial or residential)	36 months

The term represents the time elapsed by a loan from the date on which the unpaid collection or portion is in default.

Cash recoveries on written-off loans are recorded directly through the income statement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(i)	Financial asset and liability per financial statement line items, continued:

(x)	Renegotiated loans:

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

(k)	Interest and Inflation indexation revenue/expense:

Interest and Inflation indexation revenue/expense are recognized in the Consolidated Statement of Income using the effective interest rate method. The effective interest rate is the rate which exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument (or a shorter period) where appropriate, to the carrying amount of the financial asset or financial liability. To calculate the effective interest rate, the Bank determines cash flows by taking into account all contractual conditions of the financial instrument, excluding future credit losses.

The effective interest rate calculation includes all fees and other amounts paid or received that form part of the effective interest rate. Transaction costs include incremental costs that are directly attributable to the purchase or issuance of a financial asset or liability.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(l)	Fee and commission income and expense:

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

Under IFRS 15, revenues are recognized using different criteria depending on their nature. The most significant are:

−	Those that correspond to a singular act, when the act that originates them takes place.
−	Those that originate in transactions or services that are extended over time, during the life of such transactions or services.
−	Commissions on loan commitments and other fees related to loan transactions are deferred (together with the incremental costs directly related to the placement) and recognized as an adjustment to the effective interest rate of the placement. For loan commitments, when there is no certainty of the date of effective placement, fees and commissions are recognized in the period of the commitment that originates it on a straight-line basis.

The fee and commission income corresponds mainly to:

−	Commissions for loan prepayment: These commissions are accrued at the time the loans are prepaid.
−	Commissions for lines of credit and overdrafts: These commissions are accrued in the period related to the granting of lines of credit and overdrafts in current accounts.
−	Commissions for guarantee and letters of credit: These commissions are accrued in the period related to the granting by the Bank of payment guarantees for real or contingent obligations of third parties.
−	Commissions for card services: Correspond to commissions accrued for the period, related to the use of credit cards, debit cards and other.
−	Commissions for account management: Includes commissions that accrue in the period related to the maintenance of current accounts and other deposit accounts.
−	Commissions for collections and payments: Includes commissions generated by the collection and payment services provided by the Bank.
−	Commissions for intermediation and management of securities: correspond to income from brokerage service, placements, administration and custody of securities.
−	Remuneration for management of mutual funds, investment funds or others: corresponds to the commissions from the General Fund Administrator for the administration of third-party funds.
−	Remuneration for brokerage and insurance consulting services: includes income from brokerage and insurance advice by the Bank or its subsidiaries is included.
−	Commissions for factoring operations services: includes commissions for factoring operations services performed by the Bank.
−	Commissions for financial consulting services: includes commissions for financial advisory services performed by the Bank and its subsidiary.
−	Other commissions received: includes income generated from foreign currency exchange, issuance bank guarantees, issuance of bank check, use of distribution channels, agreement on the use of a brand and placement of financial products and cash transfers, and recognition of payments associated with commercial alliances, among others.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(l)	Fee and commission income and expense, continued:

Fee and commission expenses include:

−	Commissions for card operations: includes commissions paid for credit and debit card operations.
−	Commissions for licensing the use of card brands.
−	Expenses for obligations of loyalty and merits programs for card customers.
−	Commissions for operations with securities: includes commissions for deposit and custody of securities and brokerage of securities.
−	Other commissions for services received: includes commissions for guarantees and sureties of Bank obligations, for foreign trade operations, for correspondent banks in the country and abroad, for ATMs and electronic fund transfer services.
−	Commissions for compensation of large value payments: corresponds to commissions paid to entities such as ComBanc, CCLV Contraparte Central, etc.

(m)	Property and equipment:

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

Estimated useful lives for 2025 and 2024 are as follows:

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

Intangible assets (Note 13) are initially recognized at their acquisition cost and are subsequently measured at their cost less any accumulated amortization or less any accumulated impairment loss.

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

Software or computer programs purchased by the Bank and its subsidiaries are accounted for at cost less accumulated amortization and impairment losses.

The subsequent expense in software assets is capitalized only when it increases the future economic benefit for the specific asset. All other expenses are recorded as an expense as incurred.

Amortization is recognized in profit or loss on the straight-line amortization method based considering the estimated useful lives of the software, from the date on which they are available for use. The estimated useful life of software is a maximum of 6 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(o)	Deferred taxes and income tax:

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

Changes in the fair value of derivative contracts that qualify for hedge accounting are recorded, as follows:

●	If derivative contracts qualify for hedge accounting of changes in the fair value of assets, liabilities or unrecognized firm commitments (Fair Value Hedge), changes in the fair value of both the hedged asset (or liability) and the hedging derivative are recognized in the income statement under “Interest and Inflation indexation revenue and expenses” and/or “Exchange, indexation and accounting hedging of foreign currency”, depending on the risk being hedged. On the other hand, any ineffective portion of the Fair Value Hedge is recognized in the income statement under “Net Financial Operating Income”.

●	If derivative contracts qualify for hedge accounting of the variability of future cash flows from highly probable future transactions and/or floating rate assets or liabilities (Cash Flow Hedge), the changes in fair value are recorded in Equity under “Other Comprehensive Income”, to the extent that the hedge is effective. Changes in the fair value of the Cash Flow Hedge are subsequently reclassified to the income statement when and where the hedged item affects the Bank’s results (e.g. to Interest and Inflation indexation revenue and expenses and/or Exchange, indexation and accounting hedging of foreign currency when the hedged instrument affects the income statement because of interest rate risk, or exchange rate risk, respectively). On the other hand, any ineffective portion of the Cash Flow Hedge is recognized in the comprehensive statement of income under the “Net Financial Operating Income” line item.

●	Finally, if the hedging instrument does not continue qualifying for hedge accounting and/or it is terminated, sold, suspended or executed, the hedge accounting is discontinued prospectively. In this case, gains/losses already accrued will remain in Equity until the expected transactions occur. In that moment, gains/losses will be recorded in the Income Statement (under “Interest and Inflation indexation revenue and expenses” and/or “Exchange, indexation and accounting hedging of foreign currency” depending on the risk being hedged) as long as transactions occur. Otherwise, if transactions are expected to fail, the changes in fair value are immediately recognized in the Income Statement (under “Interest and Inflation indexation revenue and expenses” and/or “Exchange, indexation and accounting hedging of foreign currency” depending on the risk that was used to be hedged)”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(r)	Provisions and contingent liabilities:

Provisions are liabilities of uncertain timing or amount. Provisions are recorded in the Statement of Financial Position when the following requirements are jointly met:

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

The following items are classified as contingent credits:

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

The Bank records within liabilities the portion of net income for the year that should be distributed to comply with the Corporations Law that requires a minimum distribution of 30% of net income for the period. For these purposes, the Bank establishes a provision in a complementary equity account within retained earnings.

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

Obligations for this defined benefits plan are valued according to the projected unit credit actuarial valuation method, using inputs such as staff turnover rates, expected salary growth in wages and probability that this benefit will be used, discounted at current long-term rates (5.71% as of December 31, 2025 and December 31, 2024).

The discount rate used corresponds to the rate of 10-year Bonds in pesos of the Central Bank of Chile (BCP).

Actuarial gains and losses are recognized as Other Comprehensive Income at the end of each reporting period. There are no past service costs that would have to be recognized by the Bank.

(u)	Reserves:

The equity reserves recorded in the Bank’s Statement of Financial Position include:

i.	Reserves from Earnings: This item includes all the reserves that were originated from earnings and that by legal or statutory dispositions, or agreements of the shareholders’ meeting, will not be distributed in the form of future dividends.

ii.	Other reserves: This item includes all the reserves that do not come from earnings and that do not correspond to those indicated in previous items.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued:

(v)	Earnings per share:

The basic earnings per share is determined by dividing the net income attributed to the Bank’s owners in a period and the weighted average number of shares outstanding during that period.

Diluted earnings per share are determined similarly to basic earnings, but the weighted average number of outstanding shares is adjusted to take into account the potential dilutive effect of the options on shares, warrants and convertible debt. As of December 31, 2025, 2024 and 2023, there are no dilutive items on basic earnings per share.

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

(i)	Operating activities: corresponds to normal activities of the Bank, as well as other activities that cannot classify, like investing or financing activities.
(ii)	Investing activities: correspond to the acquisition, sale or disposition other forms, of long-term assets and other investments that are not included in cash and cash equivalent.
(iii)	Financing activities: corresponds to the activities that produce changes in the amount and composition of the equity and the liabilities that are not included in the operating or investing activities.

(x)	Segment reporting:

The Bank discloses segment information in accordance with IFRS 8. Under IFRS 8, an operating segment is a component of the Bank that engages in business activities from which it may earn revenues and incur expenses (including transactions with other components of the Bank), whose operating results are regularly used by the entity’s Chief Operating Decision Maker (CODM) (the CEO) to allocate resources and assess performance. Based on this definition, the Bank’s operating segments are determined according to its different business units. The Board of Directors reviews internal management reports of those business units at least on monthly basis.

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

No significant reclassifications have been made during the year ended December 31, 2025.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.	New and Amended Standards and Interpretations:

Amendments that resulted from improvements to IFRS to the following standards did not have any significant impact on the accounting policies, financial position or performance of the Bank:

IAS 21 The Effects of Changes in Foreign Exchange Rates.

The IASB issued amendments to IAS 21. These amendments set out criteria that will allow entities to assess whether a currency is exchangeable and when it is not, so that they can determine the exchange rate to be used and the disclosures to be provided.

4.	Changes in Accounting policies, Estimates and Disclosures:

During the year ended December 31, 2025, there have been no material or relative importance changes in accounting that affect the presentation of these Consolidated Financial Statements.

5.	Relevant Events:

a)	On January 17, 2025, Banco de Chile reported that the Financial Market Commission informed the Bank that it resolved to maintain as a capital requirement for Pillar II risk, the charge already constituted of 0.13% of the risk-weighted assets net of required provisions, in accordance with article 66 quinquies of the General Banking Law.

b)	On January 23, 2025, the subsidiary Banchile Corredores de Bolsa reported that the Board of Directors agreed to appoint Mr. José Antonio Díaz Orellana as General Manager of Banchile Corredores de Bolsa S.A., who until that date was the Interim General Manager.

c)	On February 11, 2025, the Board of Directors of Banco de Chile agreed to summon an Ordinary Shareholders’ Meeting for March 27, 2025 in order to propose, among other matters, the following distribution of profits for the year ended December 31, 2024:

a)	Deduct and withhold from the net income of the year, an amount equivalent to the effect of inflation of the paid-in capital and reserves according to the variation in the Consumer Price Index that occurred between November 2023 and November 2024, amounting to Ch$212,012,307,434 which will be added to retained earnings from previous periods.

b)	Distribute in the form of dividend the remaining profit, corresponding to a dividend of Ch$9.85357420889 to each of the 101,017,081,114 shares of the Bank.

Consequently, a distribution as dividend of 82.4% of the profits for the year ended December 31, 2024 is proposed.

d)	On April 10, 2025, at a meeting of the Board of Directors of Banco de Chile, the directors agreed, subject to prior authorization from the Financial Market Commission, to absorb the subsidiary Socofin S.A., by acquiring the shares issued by it whose owner is Banchile Asesoría Financiera S.A. and, dissolve Socofin S.A. in accordance with the provisions of section 2 of article 103 of Law 18,046. Likewise, once the dissolution of the aforementioned company occurs, the Bank will be the legal successor of the entity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.	Relevant Events, continued:

e)	During 2025, Banco de Chile has reported as an essential event the following placements in the local market of senior, dematerialized and bearer bonds issued by Banco de Chile and registered with the Securities Registry of the Financial Market Commission:

Date	Registration number in the Securities Registry	Serie	Amount	Currency	Maturity date	Average rate
March 17, 2025	11/2022	FC	600,000	UF	01/01/2030	2.97%
March 20, 2025	11/2022	FC	300,000	UF	01/01/2030	2.97%
March 21, 2025	11/2022	FC	1,050,000	UF	01/01/2030	2.97%
April 1, 2025	11/2022	FC	800,000	UF	01/01/2030	2.96%
April 3, 2025	11/2022	FO	900,000	UF	01/01/2032	2.92%
April 15, 2025	11/2022	FH	850,000	UF	12/01/2030	2.84%
April 17, 2025	11/2022	GG	1,000,000	UF	05/01/2035	3.03%
April 17, 2025 (*)	20240002	HD	2,000,000	UF	10/01/2034	3.03%
May 7, 2025	11/2022	FH	300,000	UF	12/01/2030	2.92%
May 9, 2025	11/2022	GG	150,000	UF	05/01/2035	3.03%
May 9, 2025 (*)	20240002	HN	300,000	UF	12/01/2039	3.06%
May 30, 2025	11/2022	FA	590,000	UF	08/01/2028	2.77%
May 30, 2025	11/2022	FH	250,000	UF	12/01/2030	3.06%
June 2, 2025	11/2022	FH	350,000	UF	12/01/2030	3.06%
June 2, 2025	11/2022	FH	250,000	UF	12/01/2030	3.05%
June 3, 2025	11/2022	FH	226,000	UF	12/01/2030	3.04%
June 6, 2025	11/2022	FH	108,000	UF	12/01/2030	3.04%
June 10, 2025	11/2022	FH	666,000	UF	12/01/2030	3.04%
June 10, 2025	11/2022	FO	500,000	UF	01/01/2032	3.06%
July 3, 2025	11/2022	GG	610,000	UF	05/01/2035	3.15%
July 9, 2025	11/2015	CI	500,000	UF	02/01/2033	3.14%
July 10, 2025	11/2015	CG	1,250,000	UF	08/01/2032	3.14%
July 10 2025	11/2015	CH	400,000	UF	12/01/2032	3.14%
July 10, 2025	11/2015	CI	150,000	UF	02/01/2033	3.14%
July 15, 2025 (*)	20240002	HW	1,600,000	UF	06/01/2044	3.21%
July 17, 2025	11/2022	GB	225,000	UF	09/01/2034	3.18%
July 18, 2025	11/2022	GB	250,000	UF	09/01/2034	3.16%
July 21, 2025	11/2022	GB	150,000	UF	09/01/2034	3.13%
July 22, 2025	11/2022	GB	500,000	UF	09/01/2034	3.11%
July 22, 2025	11/2022	GG	150,000	UF	05/01/2035	3.11%
July 22, 2025 (*)	20240002	HW	450,000	UF	06/01/2044	3.19%
August 22, 2025	11/2022	GG	100,000	UF	05/01/2035	2.99%
August 27, 2025 (*)	20240002	HN	550,000	UF	12/01/2039	3.06%
September 4, 2025	11/2022	GG	400,000	UF	05/01/2035	3.01%
September 4, 2025 (*)	20240002	HW	200,000	UF	06/01/2044	3.12%
September 5, 2025	11/2022	GA	1,000,000	UF	05/01/2034	3.05%
September 5, 2025	11/2022	GD	4,000,000	UF	01/01/2035	3.09%
September 5, 2025 (*)	20240002	HI	5,000,000	UF	06/01/2037	3.13%
September 11, 2025	11/2022	GA	800,000	UF	05/01/2034	2.99%
September 15, 2025	11/2022	GA	50,000	UF	05/01/2034	2.99%
September 15, 2025 (*)	20240002	HW	550,000	UF	06/01/2044	3.12%
September 16, 2025 (*)	20240002	HN	1,000,000	UF	12/01/2039	3.03%
September 17, 2025	11/2022	FU	1,650,000	UF	11/01/2032	2.91%
September 17, 2025	11/2022	GA	550,000	UF	05/01/2034	2.99%
September 22, 2025	11/2022	FU	800,000	UF	11/01/2032	2.91%
September 22, 2025	11/2022	GA	150,000	UF	05/01/2034	2.98%
September 22, 2025 (*)	20240002	HH	2,100,000	UF	12/01/2036	3.08%
September 23, 2025 (*)	20240002	HH	1,600,000	UF	12/01/2036	3.07%
September 25, 2025	11/2022	FU	150,000	UF	11/01/2032	2.90%
October 28, 2025	11/2022	GA	650,000	UF	05/01/2034	2.99%
October 28, 2025 (*)	20240002	HW	150,000	UF	06/01/2044	3.03%
October 30, 2025 (*)	20240002	HW	300,000	UF	06/01/2044	3.02%
November 6, 2025	11/2022	FU	400,000	UF	11/01/2032	2.89%

(*)	The bonds have been registered under the Automatic Registration modality, with the registration number dated April 5, 2024.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.	Relevant Events, continued:

f)	During the year 2025 Banco de Chile has reported as an essential event the following placements in the foreign market, issued under its Medium-Term Notes Program (“MTN”):

Date	Amount	Currency	Maturity date	Average rate

June 17, 2025 (*)	100,000,000	CHF	07/15/2031	1.1875%
June 18, 2025	10,000,000,000	JPY	06/27/2030	1.635%
July 9, 2025	1,000,000,000	MXN	07/17/2030	TIIE (28 days) + 1.05%
October 22, 2025	70,000,000	AUD	10/30/2035	BBSW3M +1.28%
October 30, 2025	620,000,000	HKD	11/12/2032	3.735% (annual rate)

(*)	This placement has been listed on the Zurich Stock Exchange in Switzerland and is intended to finance or refinance social and environmental projects in accordance with Banco de Chile’s Sustainability Financing Framework.

g)	On July 4, 2025, Banco de Chile announced that, by public deed dated June 23, 2025, granted by the Notary of Santiago, Mrs. María Pilar Gutiérrez Rivera, Banco de Chile acquired all the shares held by Banchile Asesoría Financiera S.A. in the company Socofin S.A., a subsidiary of Banco de Chile. In accordance with item 2 of Article 103 of Law No. 18,046 on Corporations, and after an uninterrupted period of more than 10 days, Socofin S.A. has been dissolved because 100% of its shares are held by Banco de Chile, which, beginning on July 4, 2025, becomes its legal successor and continuator.

h)	On August 29, 2025, Banco de Chile announced that, together with Citigroup Inc., they have agreed to extend the term of the Cooperation Agreement, the Global Connectivity Agreement, and the Amended and Restated Trademark License Agreement, the first two originally executed on October 22, 2015, and the latter on November 29, 2019.

Pursuant to this extension, the term of these agreements will run from January 1, 2026, through January 1, 2028. The parties may agree, prior to August 31, 2027, to extend the term for an additional two years starting January 1, 2028. If such agreement is not reached, the contracts will be automatically extended one time only for a period of one year, from January 1, 2028, to January 1, 2029. The same renewal procedure may be used in the future as often as the parties agree.

Additionally, on this same date, Banco de Chile and Citigroup Inc. executed an Amended and Restated Master Services Agreement, agreeing that its term will be the same as that established in the Cooperation Agreement referred to in the previous paragraph.

The Board of Directors of Banco de Chile, in session No. BCH 3,037 held on August 28, 2025, approved the extension and execution of the previously mentioned agreements under the terms set forth in Articles 146 and following of the Chilean Corporations Law.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.	Relevant Events, continued:

i)	On September 11, 2025, Banco de Chile announced that its Board of Directors resolved to convene an Extraordinary Shareholders’ Meeting to be held on November 10, 2025, at 10:00 a.m., in the Bank’s Auditorium located at Huérfanos Street No. 930, Santiago, for the purpose of addressing the following matters:

1.	Approve amendments to the bank’s bylaws as detailed below:

a)	Amend Article Two to maintain the city of Santiago as the corporate domicile and remove the reference to the commune of Santiago.

b)	Amend Article Eight to reduce the number of directors from eleven to nine.

c)	Amend Article Nine to adjust the minimum quorum required to hold board meetings from six to five regular or alternate directors.

d)	Amend Article Ten regarding the convening of extraordinary board meetings.

e)	Replace Article Nineteen to incorporate as a permanent provision in the bylaws the possibility of participating and/or voting in shareholders’ meetings through systems and procedures approved by the board, including technological means, without prejudice to holding meetings with in-person attendance.

f)	Amend Article Twenty-Three to update its wording regarding the availability of the Annual Report for shareholders and the public.

g)	Amend Articles Thirteen, Sixteen, and Twenty-Four to replace references to the Superintendency and the Superintendent of Banks and Financial Institutions with the Financial Market Commission.

h)	Eliminate the Third Transitional Article.

i)	Remove the Second and Fourth Transitional Articles.

j)	Incorporate a new Second Transitional Article providing that, at the next ordinary shareholders’ meeting held after the registration and publication of the certificate issued by the Financial Market Commission regarding the bylaws amendment, nine regular directors shall be elected in accordance with the amendment to Article Eight, and that from such date Article Nine will be applicable as approved by the extraordinary shareholders’ meeting.

2.	Approve a new consolidated text of the bank’s bylaws.

3.	Adopt any other resolutions necessary to implement the bylaws amendment and grant the powers required to execute the resolutions adopted on the matters indicated above.

Additional information regarding the board’s resolutions and the proposals to be submitted to the shareholders’ meeting on the matters described in items 1 and 2 above is available on the Bank’s website.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.	Relevant Events, continued:

j)	On November 10, 2025, Banco de Chile reported that at the Extraordinary Shareholders’ Meeting held on the same day, the following was agreed:

1.	Approved the following modifications into the bylaws;

a)	Amend Article Two to maintain the city of Santiago as the corporate domicile, removing the current reference to the commune of Santiago.

b)	Amend Article Eight to reduce the number of Directors from eleven to nine, while maintaining two alternate directors.

c)	Amend Article Nine to adjust the minimum quorum required to constitute Board meetings, reducing it from 6 to 5 regular or alternate directors.

d)	Amend Article Ten with respect to the notice requirements for calling extraordinary Board meetings.

e)	Amend Article Nineteen to incorporate, as a permanent provision in the Bylaws, the possibility of participating and/or voting in Shareholders’ Meetings through systems and procedures approved by the Board of Directors, including technological means.

f)	Amend Article Twenty-Three to update its wording regarding the availability of the Annual Report for shareholders and the general public.

g)	Amend Articles Thirteen, Sixteen, and Twenty-Four to replace references to the Superintendency of Banks and Financial Institutions and the Superintendent of Banks and Financial Institutions with the Financial Market Commission.

h)	Delete the Third Transitory Article.

i)	Eliminate the Second and Fourth Transitory Articles.

j)	Incorporate a new Second Transitory Article establishing that, at the next Ordinary Shareholders’ Meeting held after the registration and publication of the certificate issued by the Financial Market Commission regarding the amendment to the Bylaws, nine Regular Directors shall be elected in accordance with the amendment to Article Eight, and that from that date onward, Article Nine of the bylaws shall apply according to the text approved by the Extraordinary Shareholders’ Meeting.

2.	Approve a new consolidated text of the Bank’s Bylaws.

3.	Grant the necessary powers to implement the amendment to the Bylaws and to carry out the resolutions adopted regarding the aforementioned matters.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.	Relevant Events, continued:

k)	On November 27, 2025 Banco de Chile informed the CMF that it has become aware of the approval of the general policy for the election of directors in subsidiaries by LQ Inversiones Financieras S.A. The policy applies to the Bank as of December 11, 2025.

l)	On November 27, 2025 the subsidiary Banchile Corredores de Bolsa S.A. informed that the board of directors of Banco de Chile approved the policy for the election of directors in subsidiaries, which applies to Banchile CB in its capacity as a subsidiary supervised by the Financial Market Commission.

The aforementioned policy was made known to Banchile CB and is available on Banco de Chile’s website, in the ‘Our Bank’ section.

m)	On November 27, 2025 the subsidiary Banchile Administradora General de Fondos S.A. informed that the board of directors of Banco de Chile approved the policy for the election of directors in subsidiaries, which applies to Banchile AGF in its capacity as a subsidiary supervised by the Financial Market Commission.

The aforementioned policy was made known to Banchile AGF and is available on Banco de Chile’s website, in the ‘Our Bank’ section.

6.	Business Segment:

For management purposes, the Bank has organized its operations and commercial strategies into four business segments, which are defined in accordance with the type of products and services offered to target customers. These business segments are currently defined as follows:

Retail Banking:	This segment focuses on individuals and small and medium-sized companies (SMEs) with annual sales up to UF 70,000, where the product offering focuses primarily on consumer loans, commercial loans, checking accounts, credit cards, credit lines and residential mortgage loans.

Wholesale Banking:	This segment focused on corporate clients and large companies, whose annual revenue exceed UF 70,000, where the product offering focuses primarily on commercial loans, checking accounts and liquidity management services, debt instruments, foreign trade, derivative contracts and leases.

Treasury:	This segment includes revenues associated with the management of the investment portfolio and the business of financial transactions and currency trading.

Transactions with customers performed out by the Treasury are reflected in the respective aforementioned segments. These products are highly transaction-focused and include foreign exchange transactions, derivatives and financial instruments in general, among others.

Subsidiaries:	Corresponds to the businesses generated by the companies controlled by the Bank, which perform banking business support activities. Companies comprising this segment are the following:

●	Banchile Administradora General de Fondos S.A.
●	Banchile Asesoría Financiera S.A.
●	Banchile Corredores de Seguros Ltda.
●	Banchile Corredores de Bolsa S.A.
●	Operadora de Tarjetas Banchile Pagos S.A.
●	Socofin S.A. (*)

(*)	See Note 5 letter (d) and (g) on Relevant Events.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.	Business Segment, continued:

The financial information used to measure the performance of the Bank’s business segments is not comparable with similar information from other financial institutions because each institution relies on its own definitions. The accounting policies applied to the segments are the same as those described in the section (x) ¨Segment reporting¨ of the signifcant accounting policies. The Bank obtains the majority of the results from: interest, indexation, fees and commissions and financial transaction and changes, discounting provisions for credit risk and operating expenses. Management relies mainly on these concepts to evaluate the performance of the segments and make decisions about the goals and allocations of resources of each unit. Although the results of the segments reconcile with those of the Bank at the total level, this is not necessarily the case in terms of the different concepts, because management is measured and controlled individually and not on a consolidated basis, applying the following criteria:

●	The net interest margin of loans and deposits is obtained by aggregating the net financial margins of each individual operation of credit and deposit transactions performed by the Bank. For these purposes, the volume of each operation and its contribution margin are considered, which in turn corresponds to the difference between the effective rate of the customer and the internal transfer price established according to each transaction’s term and currency of each operation. Additionally, the net margin includes the result of interest and indexation from the accounting hedges.

●	Allowance for credit risk is determined at the customer and counterparty level based on the characteristics of each of their operations.

●	The capital and financial impacts on profit or loss have been assigned to each segment based on the risk-weighted assets.

●	Operating expenses are reflected at the level of the Bank´s different functional areas. Then, for the business segment purposes, the allocation of expenses from functional areas is done using different allocation criteria, at the level of the different concepts and expense items.

Taxes are managed at the consolidated level and are not allocated to business segments.

For the years ended December 31, 2025, 2024 and 2023 there was no income from transactions with a customer or counterparty that accounted for 10% or more of the Bank’s total revenues.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.	Business Segments, continued:

The following table presents the income, and assets and liabilities by segment as of and for the year ended December 31, 2025 for each of the segments defined above:

	As of December 31, 2025
	Retail Banking	Wholesale Banking	Treasury	Subsidiaries	Subtotal	Consolidation adjustments	Subtotal	Adjustments to conform IFRS	Note	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$				MCh$
Net interest and Inflation indexation income	1,485,820	674,144	(107,552)	(2,054)	2,050,358	1,526	2,051,884	18,198		2,070,082
Net fee and commission income	362,587	93,767	3,399	197,034	656,787	(19,528)	637,259	(16,556)		620,703
Net Financial Result	6,111	50,055	171,280	50,411	277,857	(1,526)	276,331	(4,017)		272,314
Other income	40,666	15,608	—	6,714	62,988	(14,876)	48,112	6,407		54,519
Income from investments in other companies	9,505	2,329	158	465	12,457	—	12,457	(474)		11,983
Total operating income, before expected credit losses	1,904,689	835,903	67,285	252,570	3,060,447	(34,404)	3,026,043	3,558	(1)	3,029,601
Expected credit losses	(378,738)	1,228	(4,412)	—	(381,922)	—	(381,922)	(12,940)	(2)	(394,862)
Total operating income, net of expected credit losses	1,525,951	837,131	62,873	252,570	2,678,525	(34,404)	2,644,121	(9,382)		2,634,739
Personnel expenses	(377,347)	(113,707)	(3,945)	(75,377)	(570,376)	21	(570,355)	—		(570,355)
Administrative expenses	(331,250)	(78,690)	(2,366)	(50,681)	(462,987)	33,354	(429,633)	—		(429,633)
Depreciation and amortization	(80,696)	(7,103)	(542)	(6,769)	(95,110)	—	(95,110)	—		(95,110)
Impairment of non-financial assets	(335)	(10)	—	(1,537)	(1,882)	—	(1,882)	—		(1,882)
Other operating expenses	(25,590)	(7,024)	(32)	(2,341)	(34,987)	1,029	(33,958)	—		(33,958)
Total operating expenses	(815,218)	(206,534)	(6,885)	(136,705)	(1,165,342)	34,404	(1,130,938)	—		(1,130,938)
Net operating income before income tax	710,733	630,597	55,988	115,865	1,513,183	—	1,513,183	(9,382)		1,503,801
Income tax					(320,921)	—	(320,921)	2,533	(3)	(318,388)
Net income for the year					1,192,262	—	1,192,262	(6,849)		1,185,413

Assets	25,819,643	12,536,827	14,154,573	1,285,572	53,796,615	(261,464)	53,535,151	235,780		53,770,931
Current and deferred taxes					565,752	—	565,752	(232,075)		333,677
Total assets					54,362,367	(261,464)	54,100,903	3,705	(4)	54,104,608

Liabilities	17,893,540	10,543,300	19,062,619	1,028,142	48,527,601	(261,464)	48,266,137	(884,607)		47,381,530
Current and deferred taxes					35,231	—	35,231	—		35,231
Total liabilities					48,562,832	(261,464)	48,301,368	(884,607)	(5)	47,416,761

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.	Business Segments, continued:

Reclassifications and adjustments to conform IFRS

(1)	The total effect of IFRS adjustments is MCh$3,558, which mainly stems from the recognition of interest income on accrual basis.

(2)	The total effect relates to IFRS adjustments of MCh$(12,940), which mainly stems from differences in the calculation model of allowances for ECL.

(3)	The total effect relates to IFRS adjustments of MCh$2,533, which stems from deferred taxes.

(4)	The total effect of IFRS adjustments in assets is MCh$3,705, which mainly stems from differences in the calculation model for ECL and deferred taxes effects.

(5)	The total effect of IFRS adjustments in liabilities is MCh$(884,607), which mainly stems from provision for minimum dividends and differences in the calculation model of allowances for ECL.

The following table presents the income, and assets and liabilities by segment as of and for the year ended December 31, 2024 for each of the segments defined above (*):

	As of December 31, 2024
	Retail Banking	Wholesale Banking	Treasury	Subsidiaries	Subtotal	Consolidation adjustments	Subtotal	Adjustments to conform IFRS	Note	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$				MCh$
Net interest and Inflation indexation income	1,503,824	744,346	(105,115)	(3,759)	2,139,296	1,555	2,140,851	21,904		2,162,755
Net fee and commission income	323,785	90,343	4,376	190,192	608,696	(36,813)	571,883	(15,575)		556,308
Net Financial Result	15,885	47,410	160,589	52,858	276,742	(1,555)	275,187	5,293		280,480
Other income	41,640	10,338	—	3,408	55,386	(10,074)	45,312	6,007		51,319
Income from investments in other companies	9,291	6,385	980	396	17,052	—	17,052	(397)		16,655
Total operating income, before expected credit losses	1,894,425	898,822	60,830	243,095	3,097,172	(46,887)	3,050,285	17,232	(1)	3,067,517
Expected credit losses	(364,712)	(26,033)	(1,009)	—	(391,754)	—	(391,754)	39,048	(2)	(352,706)
Total operating income, net of expected credit losses	1,529,713	872,789	59,821	243,095	2,705,418	(46,887)	2,658,531	56,280		2,714,811
Personnel expenses	(378,596)	(113,623)	(3,951)	(86,397)	(582,567)	20	(582,547)	—		(582,547)
Administrative expenses	(336,550)	(75,958)	(1,938)	(48,178)	(462,624)	45,928	(416,696)	—		(416,696)
Depreciation and amortization	(78,846)	(7,791)	(575)	(7,389)	(94,601)	—	(94,601)	—		(94,601)
Impairment of non-financial assets	(1,147)	—	—	(1,704)	(2,851)	—	(2,851)	—		(2,851)
Other operating expenses	(25,448)	(10,058)	(52)	(1,420)	(36,978)	939	(36,039)	—		(36,039)
Total operating expenses	(820,587)	(207,430)	(6,516)	(145,088)	(1,179,621)	46,887	(1,132,734)	—		(1,132,734)
Net operating income, before income tax	709,126	665,359	53,305	98,007	1,525,797	—	1,525,797	56,280		1,582,077
Income tax					(318,405)	—	(318,405)	(15,196)	(3)	(333,601)
Net income for the year					1,207,392	—	1,207,392	41,084		1,248,476

Assets	24,832,432	13,259,610	12,589,488	924,392	51,605,922	(227,179)	51,378,743	194,709		51,573,452
Current and deferred taxes					716,698	—	716,698	(234,608)		482,090
Total assets					52,322,620	(227,179)	52,095,441	(39,899)	(4)	52,055,542

Liabilities	18,015,015	10,790,972	17,198,350	694,984	46,699,321	(227,179)	46,472,142	(921,794)		45,550,348
Current and deferred taxes					298	—	298	—		298
Total liabilities					46,699,619	(227,179)	46,472,440	(921,794)	(5)	45,550,646

(*)	The comparative information was aligned with the new segment structure in accordance with IFRS 8.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.	Business Segments, continued:

Reclassifications and adjustments to conform IFRS

(1)	The total effect of IFRS adjustments is MCh$17,232, which mainly stems from the recognition of interest income on accrual basis.

(2)	The total effect relates to IFRS adjustments of MCh$39,048, which mainly stems from differences in the calculation model of allowances for ECL.

(3)	The total effect relates to IFRS adjustments of MCh$(15,196), which stems from deferred taxes.

(4)	The total effect of IFRS adjustments in assets is MCh$(39,899), which mainly stems from differences in the calculation model for ECL and deferred taxes effects.

(5)	The total effect of IFRS adjustments in liabilities is MCh$(921,794), which mainly stems from provision for minimum dividends and differences in the calculation model of allowances for ECL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.	Business Segments, continued:

The following table presents the income, and assets and liabilities by segment as of and for the year ended December 31, 2023 for each of the segments defined above (*):

	As of December 31, 2023
	Retail Banking	Wholesale Banking	Treasury	Subsidiaries	Subtotal	Consolidation adjustments	Subtotal	Adjustments to conform IFRS	Note	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$				MCh$
Net interest and Inflation indexation income	1,427,085	790,083	(316,290)	(11,162)	1,889,716	944	1,890,660	30,132		1,920,792
Net fee and commission income	321,736	81,680	1,725	173,416	578,557	(32,627)	545,930	(11,246)		534,684
Net Financial Result	10,771	54,902	336,515	66,521	468,709	(944)	467,765	1,788		469,553
Other income	54,623	24,913	—	3,400	82,936	(6,851)	76,085	(339)		75,746
Income from investments in other companies	9,624	3,366	342	1,100	14,432	—	14,432	(1,023)		13,409
Total operating income, before expected credit losses	1,823,839	954,944	22,292	233,275	3,034,350	(39,478)	2,994,872	19,312	(1)	3,014,184
Expected credit losses	(373,169)	9,164	2,754	—	(361,251)	—	(361,251)	159,307	(2)	(201,944)
Total operating income, net of expected credit losses	1,450,670	964,108	25,046	233,275	2,673,099	(39,478)	2,633,621	178,619		2,812,240
Personnel expenses	(380,149)	(110,822)	(2,972)	(88,761)	(582,704)	20	(582,684)	—		(582,684)
Administrative expenses	(326,380)	(74,445)	(1,866)	(39,052)	(441,743)	38,488	(403,255)	—		(403,255)
Depreciation and amortization	(76,893)	(8,502)	(289)	(6,624)	(92,308)	—	(92,308)	—		(92,308)
Impairment of non-financial assets	(1,773)	(5)	—	16	(1,762)	—	(1,762)	—		(1,762)
Other operating expenses	(28,439)	(6,841)	(3)	(1,777)	(37,060)	970	(36,090)	—		(36,090)
Total operating expenses	(813,634)	(200,615)	(5,130)	(136,198)	(1,155,577)	39,478	(1,116,099)	—		(1,116,099)
Net operating income, before income tax	637,036	763,493	19,916	97,077	1,517,522	—	1,517,522	178,619		1,696,141
Income tax					(273,887)	—	(273,887)	(48,227)	(3)	(322,114)
Net income for the year					1,243,635	—	1,243,635	130,392		1,374,027

Assets	23,583,402	13,247,584	17,530,710	986,697	55,348,393	(236,853)	55,111,540	144,901		55,256,441
Current and deferred taxes					681,012	—	681,012	(219,412)		461,600
Total assets					56,029,405	(236,853)	55,792,552	(74,511)	(4)	55,718,041

Liabilities	19,123,031	10,671,254	20,219,857	777,170	50,791,312	(236,853)	50,554,459	(919,171)		49,635,288
Current and deferred taxes					808	—	808	—		808
Total liabilities					50,792,120	(236,853)	50,555,267	(919,171)	(5)	49,636,096

(*)	The comparative information was aligned with the new segment structure in accordance with IFRS 8.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.	Business Segments, continued:

Reclassifications and adjustments to conform IFRS

(1)	The total effect of IFRS adjustments is MCh$19,312, which mainly stems from the recognition of interest income on accrual basis.

(2)	The total effect relates to IFRS adjustments of MCh$159,307, which mainly stems from differences in the calculation model of allowances for ECL.

(3)	The total effect relates to IFRS adjustments of MCh$(48,227), which stems from deferred taxes.

(4)	The total effect of IFRS adjustments in assets is MCh$(74,511), which mainly stems from differences in the calculation model for ECL and deferred taxes effects.

(5)	The total effect of IFRS adjustments in liabilities is MCh$(919,171), which mainly stems from provision for minimum dividends and differences in the calculation model of allowances for ECL.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

7.	Cash and Cash Equivalents:

Details of cash and cash equivalents and its reconciliation to the Statement of Cash Flows at each year-end are as follows:

	2025	2024
	MCh$	MCh$
Cash and deposits in banks:
Cash (*)	900,264	879,130
Deposit in Chilean Central Bank (*)	1,347,525	1,036,476
Deposits in domestic banks	8,862	12,767
Deposits in abroad banks	334,335	770,703
Subtotal - Cash and deposits in banks	2,590,986	2,699,076

Net transactions in the course of settlement (**)	(149,753)	88,851
Cash equivalents (***)	492,943	476,610
Total cash and cash equivalents	2,934,176	3,264,537

The detail of the balances included under net ongoing clearance operations is as follows:

	2025	2024
	MCh$	MCh$
Assets
Documents drawn on other banks (clearing)	115,967	109,635
Funds receivable	298,452	262,821
Subtotal transactions in the course of collection	414,419	372,456

Liabilities
Funds payable	(564,172)	(283,605)
Subtotal transactions in the course of payments	(564,172)	(283,605)
Net transactions in the course of settlement	(149,753)	88,851

(*)	The level of funds in cash and in the Central Bank of Chile responds to regulations on reserve requirements that the bank must maintain on average in monthly periods.

(**)	Pending clearing operations with the Central Bank of Chile and foreign banks. Settlement for these transactions is normally finalized within 12 or 24 business hours since transactions took place.

(***)	Refers to financial instruments that meet the criteria to be considered as “cash equivalents” as defined by IAS 7, i.e., to qualify as “cash equivalents” investments in debt financial instruments must be: short-term with an original maturity of 90 days or less from the date of acquisition, highly liquid, readily convertible to known amounts of cash from the date of initial investment, and that the financial instruments are exposed to an insignificant risk of changes in their value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

8.	Financial Assets Held for Trading at Fair Value through Profit or Loss:

The detail of this line item is as follows:

	2025	2024
	MCh$	MCh$

Financial derivative contracts	1,870,640	2,303,353
Debt Financial Instruments	3,121,702	1,714,381
Others	402,259	411,689
Total	5,394,601	4,429,423

(a)	As of December 31, 2025 and 2024, the Bank records the following portfolio of derivative instruments:

	Notional amount of contract with final expiration date in
	On demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total		Fair Value Assets
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Currency forward	—	—	6,451,389	3,289,559	3,453,741	1,712,274	3,453,928	2,589,278	658,475	916,016	3,028	26,575	—	4,442	14,020,561	8,538,144	378,983	227,670
Interest rate swap	—	—	384,202	376,933	2,758,114	2,249,606	7,746,942	5,133,205	7,089,417	7,253,517	4,497,481	4,172,518	4,088,342	4,250,312	26,564,498	23,436,091	451,124	732,395
Interest rate and cross currency swap	—	—	227,581	107,571	556,735	249,871	1,527,659	2,198,760	2,396,969	2,164,528	2,170,585	1,449,064	2,529,413	2,686,049	9,408,942	8,855,843	1,037,686	1,338,086
Call currency options	—	—	5,591	11,551	28,062	42,692	57,525	57,908	—	11,340	—	—	—	—	91,178	123,491	332	4,949
Put currency options	—	—	14,679	10,208	18,722	16,989	29,583	23,301	—	—	—	—	—	—	62,984	50,498	2,515	253
Total	—	—	7,083,442	3,795,822	6,815,374	4,271,432	12,815,637	10,002,452	10,144,861	10,345,401	6,671,094	5,648,157	6,617,755	6,940,803	50,148,163	41,004,067	1,870,640	2,303,353

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

8.	Financial Assets Held for Trading at Fair Value through Profit or Loss, continued:

b)	The detail of Debt Financial Instruments is the following:

	2025	2024
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile
Debt financial instruments from the Central Bank of Chile	2,388,127	1,217,317
Bonds and Promissory notes from the General Treasury of the Republic	410,202	278,140

Other instruments issued in Chile
Debt financial instruments from other domestic banks	277,354	217,948
Instruments issued Abroad
Financial instruments from foreign governments or Central Banks	46,019	976
Total	3,121,702	1,714,381

Under “Instruments issued by the Chilean Government and Central Bank of Chile” are classified instruments sold under repurchase agreements to clients and financial institutions, by an amount of Ch$62,046 million as of December 31, 2025 (Ch$10,038 million as of December 31, 2024). The repurchase agreements have an average maturity of 2 days at the end of the year 2025 (2 days in December 2024).

Under “Other instruments issued in Chile” are included instruments sold under repurchase agreements to clients and financial institutions by an amount of Ch$151,169 million as of December 31, 2025 (Ch$89,223 million in December 2024). The repurchase agreements have an average maturity of 4 days at the end of the year 2025 (7 days in December 2024).

Additionally, the Bank has investments in own-issued letters of credit for an amount equivalent to Ch$474 million as of December 31, 2025 (Ch$998 million in December 2024), which are presented as a reduction of the liability item “Debt financial instruments issued”.

c)	The detail of other financial instruments is as follows:

	2025	2024
	MCh$	MCh$
Mutual fund investments
Funds managed by related companies	400,222	408,121
Funds managed by third-party	—	—

Equity instruments
Domestic equity instruments	619	1,039
Foreign equity instruments	—	—

Loans originated and acquired by the entity
Loans to Banks	—	—
Commercial loans	—	—
Residential mortgage loans	—	—
Consumer loans	—	—
Others	1,418	2,529
Total	402,259	411,689

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

9.	Financial Assets at Fair Value through Other Comprehensive Income:

As of December 31, 2025 and 2024, financial assets are detailed as follows:

	2025	2024
	MCh$	MCh$
Debt Financial Instruments	3,548,971	2,088,345
Equity Instruments	11,232	9,492
Total	3,560,203	2,097,837

(a)	Debt Financial Instruments at fair value through OCI:

As of December 31, 2025 and 2024 the detail of debt financial instruments is as follows:

	2025	2024
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile
Debt financial instruments from the Central Bank of Chile	—	—
Bonds and Promissory notes from the General Treasury of the Republic	1,174,234	660,321
Other fiscal debt financial instruments	72	456

Other Instruments Issued in Chile
Debt financial instruments from other domestic banks	2,234,247	1,321,030
Bonds and trade effects from domestic companies	104,679	54,600
Other debt financial instruments issued in the country	—	—

Instruments Issued Abroad
Financial instruments from foreign Central Banks	—	—
Financial instruments from foreign governments and fiscal entities	35,739	48,883
Debt financial instruments from other foreign banks	—	—
Bonds and trade effects from foreign companies	—	3,055
Other debt financial instruments issued abroad	—	—
Total	3,548,971	2,088,345

“Instruments issued by the Chilean Government and Central Bank of Chile” include instruments sold under repurchase agreements to customers and financial institutions for an amount of Ch$43,599 million in December 2025 (Ch$10,001 million in December 2024). The repurchase agreements have an average maturity of 5 days in December 2025 (2 days in December 2024).

Under the same item, instruments that guarantee margins for cleared derivatives transactions are classified through Comder Contraparte Central S.A. (Chilean clearing-house) for an amount of Ch$20,714 million as of December 31, 2025 (Ch$22,719 million as of December 31, 2024).

As of December 31, 2025 the allowance for ECL for debt instruments at fair value through other comprehensive income was Ch$6,979 million (Ch$4,226 million as of December 31, 2024).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

9.	Financial Assets at Fair Value through Other Comprehensive Income, continued:

(a.1)	The credit ratings of the issuers of debt instruments as of December 31, 2025 and 2024, are as follows:

	As of December 31, 2025				As of December 31, 2024
	Stage 1 Individual	Stage 2 Individual	Stage 3 Individual	Total Individual	Stage 1 Individual	Stage 2 Individual	Stage 3 Individual	Total Individual
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Debt Instrument
Investment grade	3,548,971	—	—	3,548,971	2,088,345	—	—	2,088,345
Non-investment grade	—	—	—	—	—	—	—	—
Without rating	—	—	—	—	—	—	—	—
Total	3,548,971	—	—	3,548,971	2,088,345	—	—	2,088,345

(a.2)	Analysis of changes in the fair value and corresponding allowance for ECL by stage for debt instruments measured at FVOCI as of December 31, 2025 and 2024, is as follows:

	Stage 1 Individual		Stage 2 Individual		Stage 3 Individual		Total
	Fair value	ECL	Fair value	ECL	Fair value	ECL	Fair value	ECL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balance as of January 1, 2024	3,786,525	5,500	—	—	—	—	3,786,525	5,500
Net change on Balance *	(1,694,790)	(1,274)	—	—	—	—	(1,694,790)	(1,274)
Change in fair value	(3,390)	—	—	—	—	—	(3,390)	—
Transfer to Stage 1	—	—	—	—	—	—	—	—
Transfer to Stage 2	—	—	—	—	—	—	—	—
Transfer to Stage 3	—	—	—	—	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year **	—	—	—	—	—	—	—	—
Impact of net re-measurement of year-end ECL	—	—	—	—	—	—	—	—
Amounts written off	—	—	—	—	—	—	—	—
Foreign exchange adjustments	—	—	—	—	—	—	—	—
Balance as of December 31, 2024	2,088,345	4,226	—	—	—	—	2,088,345	4,226

Balance as of January 1, 2025	2,088,345	4,226	—	—	—	—	2,088,345	4,226
Net change on Balance *	1,454,573	2,753	—	—	—	—	1,454,573	2,753
Change in fair value	6,053		—	—	—	—	6,053
Transfer to Stage 1	—	—	—	—	—	—	—	—
Transfer to Stage 2	—	—	—	—	—	—	—	—
Transfer to Stage 3	—	—	—	—	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year **	—	—	—	—	—	—	—	—
Impact of net re-measurement of year-end ECL	—	—	—	—	—	—	—	—
Amounts written off	—	—	—	—	—	—	—	—
Foreign exchange adjustments	—	—	—	—	—	—	—	—
Balance as of December 31, 2025	3,548,971	6,979	—	—	—	—	3,548,971	6,979

*	Net change between assets purchased and assets derecognized.
**	Represents the change in the year-end ECLs of exposures that were transferred from one stage to another during the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

9.	Financial Assets at Fair Value through Other Comprehensive Income, continued:

(b)	Equity instruments at fair value through OCI:

As of December 31, 2025 and 2024, the detail of equity instruments is as follows:

	2025	2024
	MCh$	MCh$
Equity instruments issued in Chile	8,744	7,277
Equity instruments issued by foreign institutions	2,488	2,215
Total	11,232	9,492

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

As of December 31, 2025, the portfolio of debt financial instruments includes an accumulated unrealized gain of Ch$13,284 million (accumulated unrealized gain of Ch$4,478 million in December 2024), recorded as a valuation adjustment through other comprehensive income.

Gross realized gains and losses on the sale of debt financial instruments, as of December 31, 2025, 2024 and 2023 are reported under “Net Financial Result” (See Note No. 31). The realized gains and losses at the end of both periods are the following:

	2025	2024	2023
	MCh$	MCh$	MCh$
Unrealized gains (losses)	23,681	3,386	4,352
Realized losses (gains) reclassified to income	(14,875)	(8,050)	4,522
Subtotal	8,806	(4,664)	8,874
Income tax on other comprehensive income	(936)	(710)	(1,806)
Net effect in other comprehensive income	7,870	(5,374)	7,068

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.	Derivative financial instruments for hedging purposes:

(a.1)	As of December 31, 2025 and 2024, the Bank has the following portfolio of financial derivative instruments for accounting hedging purposes:

	Notional amount of contract with final expiration date in
	On demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total		Fair value Assets
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Derivatives held for fair value hedges	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Cash flow hedge derivatives
Interest rate swap and cross currency swap	—	—	—	—	—	—	—	131,987	215,715	274,935	—	122,041	107,073	306,460	322,788	835,423	29,714	73,959
Total	—	—	—	—	—	—	—	131,987	215,715	274,935	—	122,041	107,073	306,460	322,788	835,423	29,714	73,959

(a.2)	As of December 31, 2025 and 2024, the Bank has the following debt portfolio of financial derivative instruments for accounting hedging purposes:

	Notional amount of contract with final expiration date in
	On demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total		Fair value Liabilities
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Derivatives held for fair value hedges	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Cash flow hedge derivatives
Interest rate swap and cross currency swap	—	—	—	—	—	—	—	134,806	230,019	34,060	254,545	132,265	1,350,496	875,618	1,835,060	1,176,749	297,817	141,040
Total	—	—	—	—	—	—	—	134,806	230,019	34,060	254,545	132,265	1,350,496	875,618	1,835,060	1,176,749	297,817	141,040

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.	Derivative financial instruments for hedging purposes, continued:

(b)	Fair Value hedges:

As of December 31, 2025 and 2024, no fair value hedges are held.

(c)	Cash flow hedges:

(c.1)	The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates and foreign exchange of foreign banks obligations and bonds issued abroad in US dollars, Hong Kong dollars, Swiss Franc, Japanese yen, Peruvian sol, Australian dollars, Euros, Norwegian kroner and Mexican pesos. The cash flows of the cross currency swaps equal the cash flows of the hedged items, which modify uncertain cash flows to known cash flows derived from a fixed interest rate.

Additionally, these cross currency swap contracts are used to hedge the risk from variability of the Unidad de Fomento (“UF”) in assets flows denominated in UF until a nominal amount equal to the portion notional of the hedging instrument UF, whose indexation daily the line item “Interest and Inflation indexation revenue” of the Income Financial Statements.

(c.2)	Below are the cash flows of borrowings from banks and bonds issued abroad objects of these hedges and the cash flows of the asset part of the derivative:

	On demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Outflows:
Corporate Bond	—	—	(1,017)	(472)	(9,291)	(7,576)	(52,425)	(213,764)	(572,565)	(444,033)	(297,431)	(357,141)	(1,437,654)	(1,297,164)	(2,370,383)	(2,320,150)
Obligation USD	—	—	—	—	—	—	—	(104,466)	—	—	—	—	—	—	—	(104,466)

Hedging instrument
Inflows:
Cross Currency Swap	—	—	1,017	472	9,291	7,576	52,425	318,230	572,565	444,033	297,431	357,141	1,437,654	1,297,164	2,370,383	2,424,616
Net cash flows	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

(c.3)	Below are the cash flows of the underlying assets portfolio and the cash flow of the liability part of the derivatives:

	On demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows:
Cash flows in CLF	—	—	2,270	1,588	2,881	2,804	41,030	306,543	527,973	377,477	320,395	304,794	1,549,936	1,280,412	2,444,485	2,273,618

Hedging instrument
Outflows:
Cross Currency Swap	—	—	(2,270)	(1,588)	(2,881)	(2,804)	(41,030)	(306,543)	(527,973)	(377,477)	(320,395)	(304,794)	(1,549,936)	(1,280,412)	(2,444,485)	(2,273,618)
Net cash flows	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.	Derivative financial instruments for hedging purposes, continued:

(c)	Cash flow hedges, continued:

With respect to CLF assets hedged; these are revalued monthly according to the variation of the UF, which is equivalent to monthly reinvest the assets until maturity of the relationship hedging.

(c.4)	The unrealized results generated during the year 2025 by those derivative contracts that compose the hedging instruments in this cash flow hedging strategy, have been recorded with a debit to equity of Ch$28,341 million (debit to equity of Ch$21,798 million and credit to equity of Ch$113,183 million as of December 31, 2024 and 2023, respectively). The net effect of taxes amounts to equity of Ch$20,689 million (a debit to equity of Ch$15,913 million and a credit to equity of Ch$82,624 million as of December 31, 2024 and 2023, respectively).

The accumulated balance for this concept as of December 31, 2025 corresponds to a debit to equity of Ch$40,738 million (a debit to equity amounted to Ch$12,397 million as of December 31, 2024 and a credit to equity amounting to Ch$9,401 million as of December 31, 2023).

(c.5)	The effect of the cash flow hedging derivatives that offset the result of the hedged instruments corresponds to a debit to result of Ch$169,951 million in 2025 (a credit to income of Ch$100,566 million in 2024 and a charge to result for Ch$4,320 million in 2023).

(c.6)	As of December 31, 2025 and 2024, there no ineffectiveness in the cash flow hedge, because both, hedged item and hedging instruments, are mirrors of each other; i.e., all variations in the value attributable to rate and indexation components are fully offset.

(c.7)	As of December 31, 2025, 2024 and 2023, the Bank had no hedges of net investments in foreign businesses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Financial assets at amortized cost:

The detail of this line item is as follows:

	2025	2024
	MCh$	MCh$

Rights by resale agreements	100,643	87,291
Debt financial instruments	460,937	944,074
Loans to Banks	399,792	667,703
Loans to customers:
Commercial loans	19,549,547	20,147,980
Residential mortgage loans	13,934,469	13,233,327
Consumer loans	5,770,298	5,554,989
Allowances established for credit risk:
Allowances for ECL - Loans to Banks	(1,764)	(1,988)
Allowances for ECL - Commercial loans	(253,341)	(254,568)
Allowances for ECL - Residential mortgage loans	(37,679)	(35,632)
Allowances for ECL - Consumer loans	(420,983)	(403,234)
Total	39,501,919	39,939,942

(a)	Rights by resale agreements:

The Bank provides financing to its customers through rights by resale agreements, in which the financial instrument serves as collateral. As of December 31, 2025 and 2024, the detail is as follows:

	2025	2024
	MCh$	MCh$
Transactions with domestic banks
Resale agreements with other banks	—	—
Resale agreements with the Central Bank of Chile	—	—
Rights from securities lending	—	—

Transactions with foreign banks
Resale agreements with other banks	—	—
Resale agreements with foreign Central Banks	—	—
Rights from securities lending	—	—

Transactions with other domestic entities
Resale agreements	100,643	87,291
Rights from securities lending	—	—

Transactions with other foreign entities
Resale agreements	—	—
Rights from securities lending	—	—

Accumulated Impairment Value of Financial Assets at Amortized Cost - Rights by resale agreements
Financial assets with no significant increase in credit risk since initial recognition (phase 1)	—	—
Financial assets with a significant increase in credit risk since initial recognition, but without credit impairment (phase 2)	—	—
Financial assets with credit impairment (phase 3)	—	—
Total	100,643	87,291

The Bank and its subsidiaries have received financial instruments that they can sell or give as collateral in case the owner of these instruments enters into default or in bankruptcy. As of December 31, 2025, the fair value of the instruments received amounts to Ch$107,060 million (Ch$87,157 million in December 2024).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Financial assets at amortized cost, continued:

(b)	Debt financial instruments:

At the end of each year, the balances presented under this line item are detailed as follows:

	2025	2024
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile
Debt financial instruments from the Central Bank of Chile	—	—
Bonds and promissory notes from the General Treasury of the Republic	460,956	944,109
Other fiscal debt financial instruments	—	—

Other Financial Instruments issued in Chile
Debt financial instruments from other domestic banks	—	—
Bonds and trade effects from domestic companies	—	—
Other debt financial instruments issued in the country	—	—

Financial Instruments issued Abroad
Debt financial instruments from foreign Central Banks	—	—
Debt financial instruments from foreign governments and fiscal entities	—	—
Debt financial instruments from other foreign banks	—	—
Bonds and trade effects from foreign companies	—	—
Other debt financial instruments issued abroad	—	—

Accumulated impairment value of financial assets at amortized Cost Debt Financial Instruments
Financial assets with no significant increase in credit risk since initial recognition (phase 1)	(19)	(35)
Financial assets with a significant increase in credit risk since initial recognition, but without credit impairment (phase 2)	—	—
Financial assets with credit impairment (phase 3)	—	—
Total	460,937	944,074

(b.1)	The credit ratings of the issuers of instruments assets at amortized cost as of December 31, 2025 and 2024, are as follows:

	As of December 31, 2025				As of December 31, 2024
	Stage 1 Individual	Stage 2 Individual	Stage 3 Individual	Total Individual	Stage 1 Individual	Stage 2 Individual	Stage 3 Individual	Total Individual
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Debt Instrument
Investment grade	460,937	—	—	460,937	944,074	—	—	944,074
Non-investment grade	—	—	—	—	—	—	—	—
Without rating	—	—	—	—	—	—	—	—
Total	460,937	—	—	460,937	944,074	—	—	944,074

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Financial assets at amortized cost, continued:

(b.2)	Analysis of changes in gross carrying amount and corresponding allowance for ECL by stage for financial instruments measured at amortized cost as of December 31, 2025 and 2024, is as follows:

	Stage 1 Individual		Stage 2 Individual		Stage 3 Individual		Total
	Gross carrying amount	ECL	Gross carrying amount	ECL	Gross carrying amount	ECL	Gross carrying amount	ECL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balance as of January 1, 2025	944,109	35	—	—	—	—	944,109	35
Net change in Balance *	(483,153)	(16)	—	—	—	—	(483,153)	(16)
Change in fair value	—	—	—	—	—	—	—	—
Transfer to Stage 1	—	—	—	—	—	—	—	—
Transfer to Stage 2	—	—	—	—	—	—	—	—
Transfer to Stage 3	—	—	—	—	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year **	—	—	—	—	—	—	—	—
Impact of net re-measurement of year-end ECL	—	—	—	—	—	—	—	—
Amounts written off	—	—	—	—	—	—	—	—
Balance as of December 31, 2025	460,956	19	—	—	—	—	460,956	19

	Stage 1 Individual		Stage 2 Individual		Stage 3 Individual		Total
	Gross carrying amount	ECL	Gross carrying amount	ECL	Gross carrying amount	ECL	Gross carrying amount	ECL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balance as of January 1, 2024	1,431,141	58	—	—	—	—	1,431,141	58
Net change in Balance *	(487,032)	(23)	—	—	—	—	(487,032)	(23)
Change in fair value	—	—	—	—	—	—	—	—
Transfer to Stage 1	—	—	—	—	—	—	—	—
Transfer to Stage 2	—	—	—	—	—	—	—	—
Transfer to Stage 3	—	—	—	—	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year **	—	—	—	—	—	—	—	—
Impact of net re-measurement of year-end ECL	—	—	—	—	—	—	—	—
Amounts written off	—	—	—	—	—	—	—	—
Balance as of December 31, 2024	944,109	35	—	—	—	—	944,109	35

*	Net change between assets purchased and assets derecognized excluding write offs.
**	Represents the change in the year-end ECLs of exposures that were transferred from one stage to another during the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Financial assets at amortized cost, continued:

(c)	Loans to Banks: At the end of each year, the balances presented under this line item are detailed as follows:

	As of December 31, 2025			As of December 31, 2024
	Assets before Allowances	Allowances established	Net assets	Assets before Allowances	Allowances established	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Domestic Banks
Interbank loans of liquidity	—	—	—	300,042	(895)	299,147
Commercial Interbank loans	—	—	—	—	—	—
Overdrafts on current accounts	—	—	—	—	—	—
Chilean exports foreign trade loans	—	—	—	—	—	—
Chilean imports foreign trade loans	—	—	—	—	—	—
Credits with third countries	—	—	—	—	—	—
Non-transferable deposits in domestic banks	—	—	—	—	—	—
Other debts with domestic banks	—	—	—	—	—	—
Foreign Banks
Interbank loans of liquidity	—	—	—	—	—	—
Commercial Interbank loans	204,397	(916)	203,481	269,191	(803)	268,388
Overdrafts on current accounts	—	—	—	—	—	—
Chilean exports foreign trade loans	195,395	(848)	194,547	98,470	(290)	98,180
Chilean imports foreign trade loans	—	—	—	—	—	—
Foreign trade loans between third countries	—	—	—	—	—	—
Current account deposits with foreign banks for derivatives transactions	—	—	—	—	—	—
Other non-transferable deposits with foreign banks	—	—	—	—	—	—
Other loans with foreign banks	—	—	—	—	—	—
Subtotal Domestic and Foreign banks	399,792	(1,764)	398,028	667,703	(1,988)	665,715
Central Bank of Chile
Deposits in foreign current accounts for derivative transactions with a counterparty	—	—	—	—	—	—
Other deposits not available	—	—	—	—	—	—
Other receivables	—	—	—	—	—	—
Foreign Central Banks
Deposits in foreign current accounts for derivatives transactions	—	—	—	—	—	—
Other deposits not available	—	—	—	—	—	—
Other receivables	—	—	—	—	—	—
Subtotal Central Bank of Chile and Foreign Central Banks	—	—	—	—	—	—
Total	399,792	(1,764)	398,028	667,703	(1,988)	665,715

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Financial assets at amortized cost, continued:

(c.1)	Allowance for ECL for loans to banks:

i.	The credit quality and the maximum exposure to credit risk based on the Bank’s internal credit rating system and year-end stage classification as of December 31, 2025 and 2024, is as follows:

	2025				2024
	Stage 1 Individual	Stage 2 Individual	Stage 3 Individual	Total	Stage 1 Individual	Stage 2 Individual	Stage 3 Individual	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Domestic Banks
Normal	—	—	—	—	300,042	—	—	300,042
Substandard	—	—	—	—	—	—	—	—
Non-performing	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	300,042	—	—	300,042

Foreign Banks
Normal	399,792			399,792	367,661	—	—	367,661
Substandard	—	—	—	—	—	—	—	—
Non-performing	—	—	—	—	—	—	—	—
Subtotal	399,792			399,792	367,661	—	—	367,661

Central Bank of Chile
Normal	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—
Non-performing	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—
Total	399,792			399,792	667,703	—	—	667,703

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Financial assets at amortized cost, continued:

(c.2)	Allowanced for ECL for loans to banks, continued:

ii.	Changes in gross carrying amount and corresponding allowance for ECL by stage as of December 31, 2025 and 2024, is as follows:

	Changes as of December 31, 2025
	Stage 1 Individual		Stage 2 Individual		Stage 3 Individual		Total
	Gross carrying amount	ECL	Gross carrying amount	ECL	Gross carrying amount	ECL	Gross carrying amount	ECL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balance as of January 1, 2025	667,703	(1,988)	—	—	—	—	667,703	(1,988)
Net change in Balance *	(243,668)	794					(243,668)	794
Transfer to Stage 1	—	—	—	—	—	—	—	—
Transfer to Stage 2	—	—	—	—	—	—	—	—
Transfer to Stage 3	—	—	—	—	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year **	—	—	—	—	—	—	—	—
Refinements to models used for calculation	—	(640)	—	—	—	—	—	(640)
Amounts written off	—	—	—	—	—	—	—	—
Foreign exchange adjustments	(24,243)	70	—	—	—	—	(24,243)	70
Total	399,792	(1,764)	—	—	—	—	399,792	(1,764)

Changes as of December 31, 2024
	Stage 1 Individual		Stage 2 Individual		Stage 3 Individual		Total
	Gross carrying amount	ECL	Gross carrying amount	ECL	Gross carrying amount	ECL	Gross carrying amount	ECL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balance as of January 1, 2024	2,519,931	(1,341)	—	—	—	—	2,519,931	(1,341)
Net change in Balance *	(1,890,430)	(559)	—	—	—	—	(1,890,430)	(559)
Transfer to Stage 1	—	—	—	—	—	—	—	—
Transfer to Stage 2	—	—	—	—	—	—	—	—
Transfer to Stage 3	—	—	—	—	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year **	—	—	—	—	—	—	—	—
Refinements to models used for calculation	—	—	—	—	—	—	—	—
Amounts written off	—	—	—	—	—	—	—	—
Foreign exchange adjustments	38,202	(88)	—	—	—	—	38,202	(88)
Total	667,703	(1,988)	—	—	—	—	667,703	(1,988)

*	Net change between assets originated and assets repaid, excluding write offs.
**	Represents the change in the year-end ECLs of exposures that were transferred from one stage to another during the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Financial assets at amortized cost, continued:

(d)	Loans to Customers: At the end of each year, the balances presented under this item are as follows:

	As of December 31, 2025			As of December 31, 2024
	Assets before Allowances	Allowances established	Net assets	Assets before Allowances	Allowances established	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	15,061,510	(188,135)	14,873,375	15,147,886	(189,439)	14,958,447
Chilean exports foreign trade loans	643,773	(7,176)	636,597	1,449,806	(8,988)	1,440,818
Accrediting foreign trade loans negotiated in terms of Chilean imports	273	(7)	266	162	(2)	160
Chilean imports foreign trade loans	526,247	(10,933)	515,314	562,650	(10,006)	552,644
Current account debtors	183,334	(6,940)	176,394	196,819	(6,417)	190,402
Credit card debtors	139,930	(15,313)	124,617	128,671	(14,323)	114,348
Factoring transactions	833,975	(6,319)	827,656	596,935	(3,779)	593,156
Commercial lease transactions (1)	2,096,832	(11,225)	2,085,607	1,991,663	(10,677)	1,980,986
Student loans	47,396	(2,110)	45,286	52,511	(2,462)	50,049
Other loans and accounts receivable	16,277	(5,183)	11,094	20,877	(8,475)	12,402
Subtotal	19,549,547	(253,341)	19,296,206	20,147,980	(254,568)	19,893,412
Residential mortgage loans
Loans secured by mortgage finance bonds	807	(5)	802	1,400	(7)	1,393
Endorsable mortgage mutual loans	8,614	(30)	8,584	11,071	(46)	11,025
Mortgage mutual financed with mortgage bonds	—	—	—	—	—	—
Other mortgage mutual loans	13,763,787	(36,395)	13,727,392	13,056,028	(33,863)	13,022,165
Residential lease transactions (1)	—	—	—	—	—	—
Other loans and accounts receivable	161,261	(1,249)	160,012	164,828	(1,716)	163,112
Subtotal	13,934,469	(37,679)	13,896,790	13,233,327	(35,632)	13,197,695
Consumer loans
Consumer loans in installments	3,377,441	(342,025)	3,035,416	3,255,475	(333,067)	2,922,408
Current account debtors	293,111	(18,431)	274,680	284,207	(16,671)	267,536
Credit card debtors	2,097,110	(59,381)	2,037,729	2,013,622	(52,333)	1,961,289
Consumer lease transactions (1)	1,199	(81)	1,118	320	(15)	305
Other loans and accounts receivable	1,437	(1,065)	372	1,365	(1,148)	217
Subtotal	5,770,298	(420,983)	5,349,315	5,554,989	(403,234)	5,151,755
Total	39,254,314	(712,003)	38,542,311	38,936,296	(693,434)	38,242,862

(1)	In this item, the Bank finances its clients’ purchases of assets, including real estate and other personal property, through financial lease agreements. As of December 31, 2024, Ch$1,033,417 million corresponds to financial leases for real estate (Ch$993,167 million in December 31, 2024) and Ch$1,064,614 million corresponds to financial leases for other assets (Ch$998,816 million in December 31, 2024).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Financial assets at amortized cost, continued:

(d.1)	Allowance for ECL for loans to customers:

i.	The credit quality and the maximum exposure to credit risk based on the Bank’s internal credit rating system and year-end stage classification as of December 31, 2025 and 2024, are as follows:

	2025
	Stage 1		Stage 2		Stage 3
	Individual	Group	Individual	Group	Individual	Group	POCI	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Normal	14,116,248	4,034,811	17,382	434,266	—	—	—	18,602,707
Substandard	—	—	232,724	—	—	—	224	232,948
Non-performing	—	—	—	—	290,993	418,038	4,861	713,892
Subtotal	14,116,248	4,034,811	250,106	434,266	290,993	418,038	5,085	19,549,547

Residential mortgage loans
Normal	—	12,565,482	—	944,665	—	—	—	13,510,147
Non-performing	—	—	—		—	424,322	—	424,322
Subtotal	—	12,565,482	—	944,665	—	424,322	—	13,934,469

Consumer loans
Normal	—	4,817,731	—	652,401	—	—	—	5,470,132
Non-performing	—	—	—	—	—	298,905	1,261	300,166
Subtotal	—	4,817,731	—	652,401	—	298,905	1,261	5,770,298
Total	14,116,248	21,418,024	250,106	2,031,332	290,993	1,141,265	6,346	39,254,314

	2024
	Stage 1		Stage 2		Stage 3
	Individual	Group	Individual	Group	Individual	Group	POCI	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Normal	14,696,311	4,028,591	50,877	411,964	—	—	25	19,187,768
Substandard	—	—	244,768	—	—	—	1,530	246,298
Non-performing	—	—	—	—	292,741	413,618	7,555	713,914
Subtotal	14,696,311	4,028,591	295,645	411,964	292,741	413,618	9,110	20,147,980

Residential mortgage loans
Normal	—	12,036,923	—	843,700	—	—	—	12,880,623
Non-performing	—	—	—	—	—	352,469	235	352,704
Subtotal	—	12,036,923	—	843,700	—	352,469	235	13,233,327

Consumer loans
Normal	—	4,666,028	—	592,828	—	—	108	5,258,964
Non-performing	—	—	—	—	—	294,696	1,329	296,025
Subtotal	—	4,666,028	—	592,828	—	294,696	1,437	5,554,989
Total	14,696,311	20,731,542	295,645	1,848,492	292,741	1,060,783	10,782	38,936,296

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Financial assets at amortized cost, continued:

(d.1)	Allowanced for ECL for loans to customers, continued:

ii.	Changes in gross carrying amount and corresponding allowance for ECL by stage as of December 31, 2025 and 2024, is as follows:

	Changes as of December 31, 2025
	Stage 1				Stage 2				Stage 3
	Individual		Group		Individual		Group		Individual		Group		POCI		Total
	Gross carrying amount	ECL	Gross carrying amount	ECL	Gross carrying amount	ECL	Gross carrying amount	ECL	Gross carrying amount	ECL	Gross carrying amount	ECL	Gross carrying amount	ECL	Gross carrying amount	ECL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Balance as of January 1, 2025	14,696,311	(49,824)	4,028,591	(18,179)	295,645	(11,171)	411,964	(13,665)	292,741	(65,893)	413,618	(94,591)	9,110	(1,245)	20,147,980	(254,568)
Net change in Balance *	(272,766)	5,628	311,015	(3,440)	(48,687)	5,636	(136,443)	(4,231)	(44,352)	(9,968)	(69,654)	(39,691)	(4,019)	423	(264,906)	(45,643)
Transfer to Stage 1	230,766	(4,083)	1,126,421	(34,282)	(228,899)	3,964	(1,089,693)	29,412	(1,867)	119	(36,728)	4,870	—	—	—	—
Transfer to Stage 2	(304,391)	1,033	(1,423,248)	8,476	305,520	(1,501)	1,436,764	(10,395)	(1,128)	468	(13,517)	1,919	—	—	—	—
Transfer to Stage 3	(4,628)	30	(3,552)	30	(68,231)	5,436	(188,015)	17,792	72,859	(5,466)	191,567	(17,822)	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year**	—	3,125	—	28,322	—	(9,023)	—	(33,769)	—	(8,043)	—	(11,919)	—	—	—	(31,307)
Refinements to models used for calculation	—	(11,930)	—	—	—	(739)	—	—	—	—	—	—	—	—	—	(12,669)
Amounts written off	—	—	—	—	—	—	—	—	(21,735)	21,735	(66,848)	66,848	—	—	(88,583)	88,583
Foreign exchange adjustments	(229,044)	1,044	(4,416)	67	(5,242)	137	(311)	11	(5,525)	844	(400)	160	(6)	—	(244,944)	2,263
Subtotal Commercial loans	14,116,248	(54,977)	4,034,811	(19,006)	250,106	(7,261)	434,266	(14,845)	290,993	(66,204)	418,038	(90,226)	5,085	(822)	19,549,547	(253,341)

Residential mortgage loans
Balance as of January 1, 2025	—	—	12,036,923	(9,134)	—	—	843,700	(13,988)	—	—	352,469	(12,479)	235	(31)	13,233,327	(35,632)
Net change in Balance *	—	—	802,931	(1,667)	—	—	(37,809)	(4,263)	—	—	(55,466)	(3,552)	(235)	31	709,421	(9,451)
Transfer to Stage 1	—	—	1,782,132	(17,616)	—	—	(1,758,693)	16,883	—	—	(23,439)	733	—	—	—	—
Transfer to Stage 2	—	—	(2,053,384)	5,045	—	—	2,062,489	(5,331)	—	—	(9,105)	286	—	—	—	—
Transfer to Stage 3	—	—	(3,120)	40	—	—	(165,022)	11,414	—	—	168,142	(11,454)	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year**	—	—	—	14,231	—	—	—	(20,102)	—	—	—	4,996	—	—	—	(875)
Refinements to models used for calculation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Amounts written off	—	—	—	—	—	—	—	—	—	—	(8,279)	8,279	—	—	(8,279)	8,279
Foreign exchange adjustments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal Residential mortgage loans	—	—	12,565,482	(9,101)	—	—	944,665	(15,387)	—	—	424,322	(13,191)	—	—	13,934,469	(37,679)

Consumer loans
Balance as of January 1, 2025	—	—	4,666,028	(145,207)	—	—	592,828	(96,627)	—	—	294,696	(160,591)	1,437	(809)	5,554,989	(403,234)
Net change in Balance *	—	—	641,137	(23,139)	—	—	(149,545)	(39,806)	—	—	73,994	(185,531)	(176)	14	565,410	(248,462)
Transfer to Stage 1	—	—	1,239,479	(182,465)	—	—	(1,193,002)	161,097	—	—	(46,477)	21,368	—	—	—	—
Transfer to Stage 2	—	—	(1,721,188)	63,030	—	—	1,743,636	(73,985)	—	—	(22,448)	10,955	—	—	—	—
Transfer to Stage 3	—	—	(2,408)	150	—	—	(341,276)	156,695	—	—	343,684	(156,845)	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year**	—	—	—	140,190	—	—	—	(214,648)	—	—	—	(39,414)	—	—	—	(113,872)
Refinements to models used for calculation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Amounts written off	—	—	—	—	—	—	—	—	—	—	(344,542)	344,542	—	—	(344,542)	344,542
Foreign exchange adjustments	—	—	(5,317)	40	—	—	(240)	2	—	—	(2)	1	—	—	(5,559)	43
Subtotal Consumer loans	—	—	4,817,731	(147,401)	—	—	652,401	(107,272)	—	—	298,905	(165,515)	1,261	(795)	5,770,298	(420,983)

Total	14,116,248	(54,977)	21,418,024	(175,508)	250,106	(7,261)	2,031,332	(137,504)	290,993	(66,204)	1,141,265	(268,932)	6,346	(1,617)	39,254,314	(712,003)

*	Net change between assets originated and assets repaid excluding write offs.
**	Represents the change in the year-end ECLs of exposures that were transferred from one stage to another during the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Financial assets at amortized cost, continued:

(d.1)	Allowanced for ECL for loans to customers, continued:

	Changes as of December 31, 2024
	Stage 1				Stage 2				Stage 3
	Individual		Group		Individual		Group		Individual		Group		POCI		Total
	Gross carrying amount	ECL	Gross carrying amount	ECL	Gross carrying amount	ECL	Gross carrying amount	ECL	Gross carrying amount	ECL	Gross carrying amount	ECL	Gross carrying amount	ECL	Gross carrying amount	ECL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Balance as of January 1, 2024	14,599,022	(55,909)	4,144,669	(22,144)	281,123	(10,116)	350,612	(10,818)	265,932	(68,390)	379,794	(90,716)	8,892	(1,548)	20,030,044	(259,641)
Net change in Balance *	(72,104)	7,223	193,235	(2,096)	(80,536)	4,572	(90,492)	(2,444)	(32,872)	(12,716)	(66,985)	(42,516)	218	303	(149,536)	(47,674)
Transfer to Stage 1	161,583	(1,822)	1,001,203	(27,789)	(161,158)	1,798	(961,260)	21,839	(425)	24	(39,943)	5,950	—	—	—	—
Transfer to Stage 2	(336,150)	1,150	(1,302,470)	11,433	352,733	(1,796)	1,318,794	(13,357)	(16,583)	646	(16,324)	1,924	—	—	—	—
Transfer to Stage 3	(5,313)	50	(14,149)	233	(102,974)	6,074	(205,881)	17,966	108,287	(6,124)	220,030	(18,199)	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year**	—	1,113	—	22,291	—	(11,514)	—	(26,844)	—	(15,953)	—	(14,312)	—	—	—	(45,219)
Refinements to models used for calculation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Amounts written off	—	—	—	—	—	—	—	—	(37,936)	37,936	(63,492)	63,492	—	—	(101,428)	101,428
Foreign exchange adjustments	349,273	(1,629)	6,103	(107)	6,457	(189)	191	(7)	6,338	(1,316)	538	(214)	—	—	368,900	(3,462)
Subtotal Commercial loans	14,696,311	(49,824)	4,028,591	(18,179)	295,645	(11,171)	411,964	(13,665)	292,741	(65,893)	413,618	(94,591)	9,110	(1,245)	20,147,980	(254,568)

Residential mortgage loans
Balance as of January 1, 2024	—	—	11,150,943	(9,056)	—	—	884,563	(13,745)	—	—	275,262	(10,701)	—	—	12,310,768	(33,502)
Net change in Balance *	—	—	1,002,887	(318)	—	—	(37,060)	(5,891)	—	—	(37,960)	(890)	235	(31)	928,102	(7,130)
Transfer to Stage 1	—	—	2,078,720	(22,137)	—	—	(2,057,279)	21,460	—	—	(21,441)	677	—	—	—	—
Transfer to Stage 2	—	—	(2,193,666)	3,311	—	—	2,221,510	(5,962)	—	—	(27,844)	2,651	—	—	—	—
Transfer to Stage 3	—	—	(1,961)	28	—	—	(168,034)	11,315	—	—	169,995	(11,343)	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year**	—	—	—	19,038	—	—	—	(21,165)	—	—	—	1,584	—	—	—	(543)
Refinements to models used for calculation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Amounts written off	—	—	—	—	—	—	—	—	—	—	(5,543)	5,543	—	—	(5,543)	5,543
Foreign exchange adjustments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal Residential mortgage loans	—	—	12,036,923	(9,134)	—	—	843,700	(13,988)	—	—	352,469	(12,479)	235	(31)	13,233,327	(35,632)

Consumer loans
Balance as of January 1, 2024	—	—	4,447,346	(164,290)	—	—	578,426	(94,190)	—	—	283,203	(157,673)	1,487	(891)	5,310,462	(417,044)
Net change in Balance *	—	—	645,182	(33,166)	—	—	(149,276)	(13,955)	—	—	79,130	(183,514)	(50)	82	574,986	(230,553)
Transfer to Stage 1	—	—	1,219,853	(167,617)	—	—	(1,160,767)	140,356	—	—	(59,086)	27,261	—	—	—	—
Transfer to Stage 2	—	—	(1,644,109)	99,147	—	—	1,669,245	(110,753)	—	—	(25,136)	11,606	—	—	—	—
Transfer to Stage 3	—	—	(9,678)	775	—	—	(345,130)	152,660	—	—	354,808	(153,435)	—	—	—	—
Impact on year-end ECL of exposures transferred between stages during the year**	—	—	—	120,007	—	—	—	(170,742)	—	—	—	(43,061)	—	—	—	(93,796)
Refinements to models used for calculation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Amounts written off	—	—	—	—	—	—	—	—	—	—	(338,227)	338,227	—	—	(338,227)	338,227
Foreign exchange adjustments	—	—	7434	(63)	—	—	330	(3)	—	—	4	(2)	—	—	7,768	(68)
Subtotal Consumer loans	—	—	4,666,028	(145,207)	—	—	592,828	(96,627)	—	—	294,696	(160,591)	1,437	(809)	5,554,989	(403,234)

Total	14,696,311	(49,824)	20,731,542	(172,520)	295,645	(11,171)	1,848,492	(124,280)	292,741	(65,893)	1,060,783	(267,661)	10,782	(2,085)	38,936,296	(693,434)

*	Net change between assets originated and assets repaid excluding write offs.
**	Represents the change in the year-end ECLs of exposures that were transferred from one stage to another during the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Financial assets at amortized cost, continued:

(e)	Loans by industry sector:

The following table details the Bank’s loan portfolio as of December 31, 2025 and 2024 by the customer’s industry sector and their respective economic activity:

	Loans and Contingent loans Exposure						Allowances Established
	Domestic loans		Foreign loans		Total	Total	Domestic loans		Foreign loans		Total	Total
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans to Banks	—	300,042	399,792	367,661	399,792	667,703	—	(895)	(1,764)	(1,093)	(1,764)	(1,988)

Commercial loans
Agriculture and livestock	793,863	751,838	—	—	793,863	751,838	(10,048)	(9,240)	—	—	(10,048)	(9,240)
Fruit	659,847	730,718	—	—	659,847	730,718	(4,847)	(9,087)	—	—	(4,847)	(9,087)
Forestry	83,715	89,777	—	—	83,715	89,777	(2,542)	(2,767)	—	—	(2,542)	(2,767)
Fishing	31,258	29,465	—	—	31,258	29,465	(408)	(644)	—	—	(408)	(644)
Mining	245,278	864,867	—	—	245,278	864,867	(2,724)	(3,750)	—	—	(2,724)	(3,750)
Oil and natural gas	113	211	—	—	113	211	(10)	(8)	—	—	(10)	(8)
Product manufacturing industries:
Foods, beverages and tobacco	715,993	657,462	—	—	715,993	657,462	(6,014)	(5,893)	—	—	(6,014)	(5,893)
Textiles, leather goods and footwear	23,987	28,874	—	—	23,987	28,874	(503)	(788)	—	—	(503)	(788)
Woods and furnitures	83,797	89,394	—	—	83,797	89,394	(1,185)	(1,225)	—	—	(1,185)	(1,225)
Cellulose, Paper and printing	17,265	15,882	—	—	17,265	15,882	(468)	(365)	—	—	(468)	(365)
Chemicals and petroleum products	167,929	321,820	—	—	167,929	321,820	(2,302)	(2,389)	—	—	(2,302)	(2,389)
Metal, non-metal, machine or others	512,341	482,281	—	—	512,341	482,281	(5,578)	(5,541)	—	—	(5,578)	(5,541)
Electricity, gas and water	239,128	242,052	1,366	104,988	240,494	347,040	(1,722)	(1,448)	(6)	(27)	(1,728)	(1,475)
Residential construction	175,680	195,883	—	—	175,680	195,883	(5,342)	(6,461)	—	—	(5,342)	(6,461)
Non-residential construction (office, civil engineering)	494,347	482,763	—	—	494,347	482,763	(5,785)	(10,126)	—	—	(5,785)	(10,126)
Wholesale	1,493,771	1,581,915	—	—	1,493,771	1,581,915	(29,895)	(31,119)	—	—	(29,895)	(31,119)
Retail, restaurants and hotels	1,050,581	1,044,935	—	—	1,050,581	1,044,935	(38,252)	(35,983)	—	—	(38,252)	(35,983)
Transport and storage	1,039,488	1,036,903	—	—	1,039,488	1,036,903	(14,613)	(14,832)	—	—	(14,613)	(14,832)
Communications	198,913	214,386	—	—	198,913	214,386	(2,877)	(2,746)	—	—	(2,877)	(2,746)
Financial services	2,806,643	2,995,023	36,162	—	2,842,805	2,995,023	(11,278)	(8,090)	(162)	—	(11,440)	(8,090)
Business services	2,280,152	1,973,354	—	—	2,280,152	1,973,354	(46,436)	(39,158)	—	—	(46,436)	(39,158)
Real estate services	3,535,915	3,349,165	2,323	14,882	3,538,238	3,364,047	(13,773)	(15,786)	(2)	(114)	(13,775)	(15,900)
Student loans	47,395	52,511	—	—	47,395	52,511	(2,110)	(2,462)	—	—	(2,110)	(2,462)
Government administration, defence and police force	26,116	16,895	—	—	26,116	16,895	(377)	(228)	—	—	(377)	(228)
Social services and other community services	909,366	900,847	—	—	909,366	900,847	(14,424)	(13,430)	—	—	(14,424)	(13,430)
Personal services	1,876,815	1,878,889	—	—	1,876,815	1,878,889	(29,658)	(30,861)	—	—	(29,658)	(30,861)
Subtotal	19,509,696	20,028,110	39,851	119,870	19,549,547	20,147,980	(253,171)	(254,427)	(170)	(141)	(253,341)	(254,568)

Residential mortgage loans	13,934,469	13,233,327	—	—	13,934,469	13,233,327	(37,679)	(35,632)	—	—	(37,679)	(35,632)

Consumer loans	5,770,298	5,554,989	—	—	5,770,298	5,554,989	(420,983)	(403,234)	—	—	(420,983)	(403,234)

Contingent loan exposure	15,434,703	15,080,768	—	—	15,434,703	15,080,768	(85,707)	(87,485)	—	—	(85,707)	(87,485)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Financial assets at amortized cost, continued:

(f)	Loans by tranches of days past-due:

The following table details the Bank’s loan portfolio as of December 31, 2025 and 2024 by tranches of days past-due:

	Financial assets before allowances								Allowances established
As of December 31, 2025	Stage 1 Evaluation		Stage 2 Evaluation		Stage 3 Evaluation				Stage 1 Evaluation		Stage 2 Evaluation		Stage 3 Evaluation				Net Financial
	Individual	Group	Individual	Group	Individual	Group	POCI	Total	Individual	Group	Individual	Group	Individual	Group	POCI	Total	Assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans to Banks
0 days	275,178	—	—	—	—	—	—	275,178	(1,229)	—	—	—	—	—	—	(1,229)	273,949
1 to 29 days	124,614	—	—	—	—	—	—	124,614	(535)	—	—	—	—	—	—	(535)	124,079
30 to 59 days	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
60 to 89 days	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
> = 90 days	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	399,792	—	—	—	—	—	—	399,792	(1,764)	—	—	—	—	—	—	(1,764)	398,028

Commercial loans
0 days	13,984,222	4,030,621	211,316	210,063	85,887	95,530	2,388	18,620,027	(54,128)	(18,874)	(5,393)	(2,782)	(17,088)	(13,661)	(391)	(112,317)	18,507,710
1 to 29 days	113,716	3,362	27,551	157,768	39,517	36,164	2,697	380,775	(726)	(107)	(1,064)	(6,948)	(4,045)	(4,404)	(431)	(17,725)	363,050
30 to 59 days	18,310	828	9,901	51,819	14,562	38,309	—	133,729	(123)	(23)	(678)	(3,546)	(2,345)	(5,147)	—	(11,862)	121,867
60 to 89 days	—	—	1,338	14,616	11,781	21,951	—	49,686	—	(2)	(126)	(1,569)	(1,801)	(3,370)	—	(6,868)	42,818
> = 90 days	—	—	—	—	139,246	226,084	—	365,330	—	—	—	—	(40,925)	(63,644)	—	(104,569)	260,761
Subtotal	14,116,248	4,034,811	250,106	434,266	290,993	418,038	5,085	19,549,547	(54,977)	(19,006)	(7,261)	(14,845)	(66,204)	(90,226)	(822)	(253,341)	19,296,206

Residential mortgage loans
0 days	—	12,425,194	—	668,702	—	75,124	—	13,169,020	—	(7,664)	—	(5,209)	—	(2,843)	—	(15,716)	13,153,304
1 to 29 days	—	140,288	—	142,654	—	39,861	—	322,803	—	(1,437)	—	(3,227)	—	(1,158)	—	(5,822)	316,981
30 to 59 days	—	—	—	99,433	—	42,995	—	142,428	—	—	—	(4,491)	—	(1,235)	—	(5,726)	136,702
60 to 89 days	—	—	—	33,876	—	31,760	—	65,636	—	—	—	(2,460)	—	(890)	—	(3,350)	62,286
> = 90 days	—	—	—	—	—	234,582	—	234,582	—	—	—	—	—	(7,065)	—	(7,065)	227,517
Subtotal	—	12,565,482	—	944,665	—	424,322	—	13,934,469	—	(9,101)	—	(15,387)	—	(13,191)	—	(37,679)	13,896,790

Consumer loans
0 days	—	4,811,443	—	399,581	—	81,976	227	5,293,227	—	(146,533)	—	(23,159)	—	(39,909)	(130)	(209,731)	5,083,496
1 to 29 days	—	6,288	—	162,176	—	30,494	1,034	199,992	—	(868)	—	(46,030)	—	(15,201)	(665)	(62,764)	137,228
30 to 59 days	—	—	—	64,450	—	39,232	—	103,682	—	—	—	(24,778)	—	(21,397)	—	(46,175)	57,507
60 to 89 days	—	—	—	26,194	—	26,112	—	52,306	—	—	—	(13,305)	—	(14,762)	—	(28,067)	24,239
> = 90 days	—	—	—	—	—	121,091	—	121,091	—	—	—	—	—	(74,246)	—	(74,246)	46,845
Subtotal	—	4,817,731	—	652,401	—	298,905	1,261	5,770,298	—	(147,401)	—	(107,272)	—	(165,515)	(795)	(420,983)	5,349,315

Total Loans	14,516,040	21,418,024	250,106	2,031,332	290,993	1,141,265	6,346	39,654,106	(56,741)	(175,508)	(7,261)	(137,504)	(66,204)	(268,932)	(1,617)	(713,767)	38,940,339

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Financial assets at amortized cost, continued:

(f)	Loans by tranches of days past-due, continued:

	Financial assets before allowances								Allowances established
As of December 31, 2024	Stage 1 Evaluation		Stage 2 Evaluation		Stage 3 Evaluation				Stage 1 Evaluation		Stage 2 Evaluation		Stage 3 Evaluation				Net Financial
	Individual	Group	Individual	Group	Individual	Group	POCI	Total	Individual	Group	Individual	Group	Individual	Group	POCI	Total	Assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans to Banks
0 days	596,974	—	—	—	—	—	—	596,974	(1,781)	—	—	—	—	—	—	(1,781)	595,193
1 to 29 days	70,729	—	—	—	—	—	—	70,729	(207)	—	—	—	—	—	—	(207)	70,522
30 to 59 days	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
60 to 89 days	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
> = 90 days	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	667,703	—	—	—	—	—	—	667,703	(1,988)	—	—	—	—	—	—	(1,988)	665,715

Commercial loans
0 days	14,460,417	4,022,272	260,184	216,024	142,884	98,943	8,434	19,209,158	(48,974)	(18,047)	(9,754)	(3,036)	(20,514)	(15,003)	(809)	(116,137)	19,093,021
1 to 29 days	214,772	6,319	22,159	139,909	18,146	35,517	676	437,498	(764)	(132)	(858)	(5,985)	(2,750)	(5,129)	(436)	(16,054)	421,444
30 to 59 days	12,415	—	10,990	43,057	22,310	34,271	—	123,043	(34)	—	(380)	(3,106)	(6,776)	(5,361)	—	(15,657)	107,386
60 to 89 days	8,707	—	2,312	12,974	8,749	20,850	—	53,592	(52)	—	(179)	(1,538)	(1,076)	(3,718)	—	(6,563)	47,029
> = 90 days	—	—	—	—	100,652	224,037	—	324,689	—	—	—	—	(34,777)	(65,380)	—	(100,157)	224,532
Subtotal	14,696,311	4,028,591	295,645	411,964	292,741	413,618	9,110	20,147,980	(49,824)	(18,179)	(11,171)	(13,665)	(65,893)	(94,591)	(1,245)	(254,568)	19,893,412

Residential mortgage loans
0 days	—	11,924,679	—	594,254	—	65,275	235	12,584,443	—	(7,796)	—	(4,747)	—	(3,047)	(31)	(15,621)	12,568,822
1 to 29 days	—	112,244	—	128,071	—	35,915	—	276,230	—	(1,338)	—	(2,746)	—	(1,031)	—	(5,115)	271,115
30 to 59 days	—	—	—	90,397	—	36,030	—	126,427	—	—	—	(4,185)	—	(1,054)	—	(5,239)	121,188
60 to 89 days	—	—	—	30,978	—	24,045	—	55,023	—	—	—	(2,310)	—	(755)	—	(3,065)	51,958
> = 90 days	—	—	—	—	—	191,204	—	191,204	—	—	—	—	—	(6,592)	—	(6,592)	184,612
Subtotal	—	12,036,923	—	843,700	—	352,469	235	13,233,327	—	(9,134)	—	(13,988)	—	(12,479)	(31)	(35,632)	13,197,695

Consumer loans
0 days	—	4,661,049	—	378,949	—	92,941	537	5,133,476	—	(144,631)	—	(24,156)	—	(45,890)	(229)	(214,906)	4,918,570
1 to 29 days	—	4,979	—	142,585	—	32,946	900	181,410	—	(576)	—	(42,433)	—	(16,250)	(580)	(59,839)	121,571
30 to 59 days	—	—	—	53,655	—	36,266	—	89,921	—	—	—	(21,220)	—	(19,455)	—	(40,675)	49,246
60 to 89 days	—	—	—	17,639	—	25,996	—	43,635	—	—	—	(8,818)	—	(14,668)	—	(23,486)	20,149
> = 90 days	—	—	—	—	—	106,547	—	106,547	—	—	—	—	—	(64,328)	—	(64,328)	42,219
Subtotal	—	4,666,028	—	592,828	—	294,696	1,437	5,554,989	—	(145,207)	—	(96,627)	—	(160,591)	(809)	(403,234)	5,151,755

Total Loans	15,364,014	20,731,542	295,645	1,848,492	292,741	1,060,783	10,782	39,603,999	(51,812)	(172,520)	(11,171)	(124,280)	(65,893)	(267,661)	(2,085)	(695,422)	38,908,577

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Financial assets at amortized cost, continued:

(g)	Financial Lease Contracts:

As of December 31, 2025 and 2024, the Bank’s scheduled cash flows to be received from financial leasing contracts have the following maturities as follows:

	Total receivable		Unearned income		Net lease receivable (*)
	2025	2024	2025	2024	2025	2024
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Due within one year	710,040	668,951	(103,108)	(99,075)	606,932	569,876
Due after 1 year but within 2 years	535,475	501,065	(75,325)	(71,170)	460,150	429,895
Due after 2 years but within 3 years	352,493	343,985	(47,794)	(45,055)	304,699	298,930
Due after 3 years but within 4 years	246,887	211,905	(31,701)	(29,193)	215,186	182,712
Due after 4 years but within 5 years	152,099	165,414	(21,669)	(20,517)	130,430	144,897
Due after 5 years	414,606	401,645	(47,937)	(45,823)	366,669	355,822
Total	2,411,600	2,292,965	(327,534)	(310,833)	2,084,066	1,982,132

(*)	The net balance receivable does not include the total overdue portfolio totaling Ch$13,965 million and Ch$9,851 million as of December 31, 2025 and 2024, respectively. This overdue portfolio only reflects the past due portion without considering the remaining outstanding principal and interest.

The Bank maintains financial lease operations associated with real estate, industrial machinery, vehicles and transportation equipment. These leases contracts have an average term between 2 and 15 years.

(h)	Purchase of loan portfolio:

During the year ended as of December 31, 2025 and 2024 no portfolio purchases were made.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.	Financial assets at amortized cost, continued:

(i)	Sale or transfer of loans:

During 2025 and 2024 the Bank has carried out transactions of sale or transfers of the loan portfolio according to the following:

	As of December 31, 2025
	Carrying amount	Allowances released	Sale price	Effect on income (loss) gain
	MCh$	MCh$	MCh$	MCh$

Sale of outstanding loans	17.954	—	17.954	—
Sale of write-off loans	—	—	—	—
Total	17.954	—	17.954	—

	As of December 31, 2024
	Carrying amount	Allowances released	Sale price	Effect on income (loss) gain (*)
	MCh$	MCh$	MCh$	MCh$

Sale of outstanding loans	4,273	(410)	4,045	182
Sale of write-off loans	—	—	18	18
Total	4,273	(410)	4,063	200

(j)	Securitization of own assets:

During the years 2025 and 2024, there are not securitization transactions executed involving its own assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.	Investments in Other Companies:

(a)	At the end of each year, investments are presented according to the following detail:

		Ownership Interest %		Assets
Company	Shareholder	2025	2024	2025	2024
		%	%	MCh$	MCh$
Associates
Transbank S.A.	Banco de Chile	26.16	26.16	44,601	38,660
Redbanc S.A.	Banco de Chile	38.13	38.13	6,685	5,447
Centro de Compensación Automatizado S.A.	Banco de Chile	33.33	33.33	6,296	6,784
Sociedad Interbancaria de Depósito de Valores S.A.	Banco de Chile	26.81	26.81	3,078	2,704
Administrador Financiero de Transantiago S.A.	Banco de Chile	20.00	20.00	2,101	2,210
Servicios de Infraestructura de Mercado OTC S.A.	Banco de Chile	12.33	12.33	1,861	1,902
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Banco de Chile	15.00	15.00	1,511	1,312
Subtotal Associates				66,133	59,019

Joint Ventures
Servipag Ltda.	Banco de Chile	50.00	50.00	9,695	8,258
Subtotal				9,695	8,258

Total				75,828	67,277

(b)	The reconciliation between opening and ending balance of investments in other companies that are not consolidated in 2025, 2024 and 2023 is detailed as follows:

	2025	2024	2023
	MCh$	MCh$	MCh$
Balance as of January 1,	67,277	65,082	56,177
Share of profit or loss of companies with significant influence and joint control	11,983	8,730	13,409
Dividends received	(3,374)	(3,019)	(4,675)
Reclassification to non-current assets for sale	—	(1,572)	—
Other	(58)	(1,944)	171
Balance as of December 31,	75,828	67,277	65,082

(c)	During the year ended December 31, 2025 and 2024, no impairment has been recorded in these investments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.	Investments in Other Companies, continued:

(d)	The total carrying amount of the Bank’s Associates and Joint Ventures as of December 31, 2025 and 2024 is explained as follows:

	Associates							Joint Ventures
	Centro de Compensación Automatizado S.A.	Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Sociedad Interbancaria de Depósito de Valores S.A.	Redbanc S.A.	Transbank S.A.	Administrador Financiero del Transantiago S.A.	Servicios de Infraestructura de Mercado OTC S.A.	Servipag Ltda.
December 2025	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current assets	11,318	1,948	113	17,683	1,510,782	62,043	23,022	75,456
Non-current assets	11,014	9,512	11,382	12,516	126,168	814	12,510	19,150
Total Assets	22,332	11,460	11,495	30,199	1,636,950	62,857	35,532	94,606

Current liabilities	3,816	1,599	608	12,896	1,437,807	51,445	19,976	69,469
Non-current liabilities	229	259	—	108	29,243	1,659	536	5,748
Total Liabilities	4,045	1,858	608	13,004	1,467,050	53,104	20,512	75,217
Equity	18,287	9,602	10,887	17,195	169,900	9,753	15,011	19,389
Non-controlling interest	—	—	—	—	—	—	9	—
Total Liabilities and Equity	22,332	11,460	11,495	30,199	1,636,950	62,857	35,532	94,606

Operating income	23,082	7,748	2	63,621	895,308	5,236	8,782	42,073
Operating expenses	(15,635)	(6,054)	(54)	(59,339)	(725,117)	(2,654)	(9,302)	(39,118)
Other income (expenses)	602	364	2,045	137	(142,240)	696	741	839
Income before tax	8,049	2,058	1,993	4,419	27,951	3,278	221	3,794
Income tax	(2,027)	(477)	—	(1,064)	(5,853)	(773)	34	(920)
Income for the year	6,022	1,581	1,993	3,355	22,098	2,505	255	2,874

	Associates							Joint Ventures
	Centro de Compensación Automatizado S.A.	Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Sociedad Interbancaria de Depósito de Valores S.A.	Redbanc S.A.	Transbank S.A.	Administrador Financiero del Transantiago S.A.	Servicios de Infraestructura de Mercado OTC S.A.	Servipag Ltda.
December 2024	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current assets	13,958	1,737	60	15,347	1,814,213	58,605	11,562	101,289
Non-current assets	9,462	8,223	10,036	14,062	161,533	887	11,538	21,034
Total Assets	23,420	9,960	10,096	29,409	1,975,746	59,492	23,100	122,323

Current liabilities	3,585	1,120	551	13,366	1,811,753	46,985	7,285	98,808
Non-current liabilities	43	384	—	1,932	17,176	2,371	748	6,999
Total Liabilities	3,628	1,504	551	15,298	1,828,929	49,356	8,033	105,807
Equity	19,792	8,456	9,545	14,111	146,817	10,136	15,058	16,516
Non-controlling interest	—	—	—	—	—	—	9	—
Total Liabilities and Equity	23,420	9,960	10,096	29,409	1,975,746	59,492	23,100	122,323

Operating income	21,282	6,651	9	60,139	888,114	5,023	8,979	44,161
Operating expenses	(14,545)	(5,843)	(54)	(58,167)	(722,391)	(2,541)	(8,557)	(40,929)
Other income (expenses)	741	390	1,848	234	(154,142)	1,424	1,002	1,185
Income before tax	7,478	1,198	1,803	2,206	11,581	3,906	1,424	4,417
Income tax	(1,853)	(231)	—	(467)	(1,736)	(855)	(202)	(1,066)
Income for the year	5,625	967	1,803	1,739	9,845	3,051	1,222	3,351

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Intangible Assets:

(a)	As of December 31, 2025 and 2024 intangible assets are detailed as follows:

	Useful Life		Average remaining amortization period		Gross balance		Accumulated Amortization		Net balance
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
	Years	Years	Years	Years	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Other Intangible Assets:
Goodwill	—	—	—	—	16,714	16,714	—	—	16,714	16,714
Intangible assets arising from business combinations	—	—	—	—	56,249	56,249	(39,553)	(39,553)	16,696	16,696
Software or computer programs	6	6	4	4	433,569	379,572	(258,991)	(221,016)	174,578	158,556
Total					506,532	452,535	(298,544)	(260,569)	207,988	191,966

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Intangible Assets, continued:

(b)	Changes in intangible assets during the year 2025 and 2024 are as follows:

	Goodwill (1)	Intangible assets arising from business combinations (2)	Software or computer programs	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2025	16,714	56,249	379,572	452,535
Acquisitions	—	—	58,597	58,597
Disposals/write-downs	—	—	(9,474)	(9,474)
Transfers	—	—	5,567	5,567
Impairment (*)	—	—	(693)	(693)
Total	16,714	56,249	433,569	506,532

Accumulated Amortization
Balance as of January 1, 2025	—	(39,553)	(221,016)	(260,569)
Amortization for the year (**)	—	—	(41,453)	(41,453)
Disposals/write-downs	—	—	8,304	8,304
Transfers	—	—	(5,055)	(5,055)
Impairment (*)	—	—	229	229
Total	—	(39,553)	(258,991)	(298,544)
Balance as of December 31, 2025	16,714	16,696	174,578	207,988

	Goodwill (1)	Intangible assets arising from business combinations (2)	Software or computer programs	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2024	16,714	56,249	322,174	395,137
Acquisitions	—	—	57,617	57,617
Disposals/write-downs	—	—	(219)	(219)
Reclassification	—	—	—	—
Impairment (*)	—	—	—	—
Total	16,714	56,249	379,572	452,535

Accumulated Amortization
Balance as of January 1, 2024	—	(39,553)	(184,970)	(224,523)
Amortization for the year (**)	—	—	(36,265)	(36,265)
Disposals/write-downs	—	—	219	219
Reclassification	—	—	—	—
Impairment (*)	—	—	—	—
Total	—	(39,553)	(221,016)	(260,569)
Balance as of December 31, 2024	16,714	16,696	158,556	191,966

(1)	Goodwill corresponds mainly to business combination with Citibank Chile whose amount is of MCh$12,576 that represents the value of synergies to be generated in the combination process and the acquisition of know-how.
(2)	Intangible assets arising from business combinations include assets with indefinite useful lives acquired in the business combination with Citibank Chile.
(*)	See Note No. 38 Impairment of non-financial assets.
(**)	See Note No. 37 Depreciation and Amortization.

(c)	As of December 31, 2025, the Bank records Ch$18,157 million (Ch$13,889 million as of December 31, 2024) of assets associated with technological developments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Intangible Assets, continued:

(d)	As of December 31, 2025 and 2024, there are no restrictions on the intangible assets of the Bank. Furthermore, there are no intangible assets held as collateral for the fulfillment of obligations.

(e)	Impairment testing of Goodwill:

For goodwill impairment purposes, testing is carried out at the level of business segments described above and in Note No. 6 to the financial statements. This methodology is in line with IAS 36, where business segments represent the lowest level within the entity at which the goodwill is monitored for internal management purposes.

Accordingly, for goodwill impairment testing purposes, goodwill acquired through business combinations has been allocated to four individual business segments, as follows:

Business Segments	2025	2024
	MCh$	MCh$
Retail Banking	5,928	5,928
Wholesale Banking	2,135	2,135
Treasury	4,513	4,513
Subsidiaries	4,138	4,138
Total	16,714	16,714

Below are the key assumptions used for determining the value in use for impairment testing purposes:

●	The Bank determines the recoverable amount of the business segments based on the value in use criteria by employing a Discounted Cash Flows (“DCF”) valuation model. The DCF model determines the present value of the forecasted earnings that would be distributed to shareholders in the way of dividends, after complying with all capital regulatory requirements.

●	For purposes of the goodwill impairment testing, the DCF model considers earnings projections for a ten-year period, which is deemed as the period in which the Bank is able to achieve the goals set in its long-term business strategy.

●	Earnings projections result from business growth, particularly associated with expected expansion rates for the local economy (i.e. GDP growth), the industry’s loan book and the Bank’s strategic goals in terms of market share in total loans over the future. Then, based on historical data, linear regression analysis and expert judgement, the Bank determines a loan growth multiplier (in real terms) for the industry’s loan book over GDP growth for the local economy. This multiplier is expected to converge to normal levels in the medium-term (year five), after the downturn prompted by the COVID-19 and the second-round effects of one-time policies adopted in order to deal with the pandemic that resulted in below-trend multipliers. Accordingly, the loan growth multiplier would achieve 1.60 times from 2030 onwards.

●	Following the estimated growth rates for the Chilean economy and the banking industry in terms of loans to customers, expansion rates of the Bank’s loan book are determined by considering the achievement of the Bank’s long-term strategic goals. Therefore, real growth rates are expected to be slightly higher than the industry rates within the ten-year period, provided that the Bank expects to recover market share by achieving a 16.5% market stake at year 2030 and remains unchanged afterwards.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.	Intangible Assets, continued:

(e)	Impairment testing of Goodwill, continued:

●	For purposes of business segments valuation, the DCF model considers discount rates that are determined by carrying out a linear regression analysis based on historical data of daily stock returns for the Bank and the market portfolio (IGPA index in Chile). To do this, an index linear model is applied, which is widely used in finance for these purposes. After estimating the model parameters (alpha and beta), the Capital Asset Pricing Model (“CAPM”) is utilized to determine the cost of equity or discount rate for shareholders’ cash flows. When using CAPM, a 7.0% nominal discount rate is computed by assuming long-term scenarios for market risk premium and the latest available data (December 2025) for both inflation and long-term risk-free rate. We also use alternative methods, such as historical return-on-market-equity (net income over market capitalization) and implied return-on-equity from price-to-earnings ratios projected by market analysts. Based on these methods, we compute real discount rates of 6.1% by using the return-on-market-equity and 4.4% by means of the projected price-to-earnings ratio. By combining the three approaches, an average real discount rate of 5.9% is computed. Based on this data –and adopting a conservative approach– the Bank determines a real cost of equity of 9.0% as a baseline scenario for discount rates used for valuation purposes. The Bank also carries out a sensitivity analysis by setting real discounts rates of 8.0% and 10.0%.

(f)	Annual goodwill impairment test:

The annual goodwill impairment tests for the years ended December 31, 2025 and 2024 did not result in an impairment loss on the goodwill of the Bank’s business segments as their economic values were higher than their carrying amounts.

(g)	Restrictions:

Banco de Chile and its subsidiaries have no restrictions on intangible assets as of December 31, 2025 and 2024. Additionally, no intangible assets have been pledged as collateral to secure the fulfillment of any financial obligation. Moreover, there are no amounts owed by the Bank on intangible assets as of the aforementioned dates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

14.	Property and Equipment:

(a)	The properties and equipment as of December 31, 2025 and 2024 are composed as follows:

	Average useful Life		Average remaining depreciation		Gross balance		Accumulated Depreciation		Net balance
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
	Years	Years	Years	Years	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Class of property and equipment:
Land and buildings	25	26	17	18	324,366	327,862	(175,899)	(173,132)	148,467	154,730
Equipment	5	5	3	3	259,367	261,142	(236,924)	(236,146)	22,443	24,996
Others	7	7	4	4	60,170	63,198	(51,666)	(53,851)	8,504	9,347
Total					643,903	652,202	(464,489)	(463,129)	179,414	189,073

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

14.	Property and Equipment, continued:

(b)	Changes in property and equipment as of December 31, 2025 and 2024, are detailed as follows:

	December 2025
	Land and Buildings	Equipment	Others	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2025	327,862	261,142	63,198	652,202
Reclassification	1,222	309	(1,531)	—
Additions	6,161	9,854	1,922	17,937
Disposals and sales for the year	(10,853)	(6,138)	(3,413)	(20,404)
Transfers	—	(5,567)	—	(5,567)
Impairment (**)	(26)	(233)	(6)	(265)
Total	324,366	259,367	60,170	643,903

Accumulated Depreciation
Balance as of January 1, 2025	(173,132)	(236,146)	(53,851)	(463,129)
Reclassification	(1,150)	(173)	1,323	—
Depreciation for the year (*)	(9,807)	(11,379)	(2,458)	(23,644)
Disposals and sales for the year	8,190	5,719	3,320	17,229
Transfers	—	5,055	—	5,055
Total	(175,899)	(236,924)	(51,666)	(464,489)
Balance as of December 31, 2025	148,467	22,443	8,504	179,414

	December 2024
	Land and Buildings	Equipment	Others	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2024	322,766	256,933	61,118	640,817
Additions	7,369	5,286	3,699	16,354
Disposals and sales for the year	(2,273)	(1,075)	(1,619)	(4,967)
Impairment (**) (***)	—	(2)	—	(2)
Total	327,862	261,142	63,198	652,202

Accumulated Depreciation
Balance as of January 1, 2024	(165,286)	(221,083)	(52,791)	(439,160)
Depreciation for the year (*)	(9,725)	(15,881)	(2,566)	(28,172)
Disposals and sales for the year	1,879	818	1,506	4,203
Total	(173,132)	(236,146)	(53,851)	(463,129)
Balance as of December 31, 2024	154,730	24,996	9,347	189,073

(*)	See Note No. 37 about Depreciation and Amortization.
(**)	See Note No. 38 Impairment of non-financial assets.
(***)	Does not include provision for write-off of Property for Ch$1,119 million as of December 31, 2024.

(c)	As of December 31, 2025, the Bank records Ch$10,920 million (Ch$5,510 million as of December 31, 2024) in assets under commissioning.

(d)	As of December 31, 2025 and 2024, there are no restrictions on the properties and equipment of the Bank and its subsidiaries. Furthermore, there are no properties and equipment held as collateral for the fulfillment of obligations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

15.	Right-of-use assets and Lease liabilities:

(a)	The detail of the right-of-use assets as of December 31, 2025 and 2024 is as follows:

	Gross Balance		Accumulated Depreciation		Net Balance
	2025	2024	2025	2024	2025	2024
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Categories
Buildings	111,839	126,655	(62,144)	(63,657)	49,695	62,998
Floor space for ATMs	41,026	36,080	(18,040)	(9,307)	22,986	26,773
Improvements to leased property	28,562	28,783	(21,998)	(21,675)	6,564	7,108
Total	181,427	191,518	(102,182)	(94,639)	79,245	96,879

(b)	The changes in the right-of-use assets as of December 31, 2025 and 2024, are detailed as follows:

	2025
	Buildings	Floor space for ATMs	Improvements to leased properties	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2025	126,655	36,080	28,783	191,518
Additions	8,256	5,239	765	14,260
Disposals	(22,850)	(293)	(986)	(24,129)
Remeasurement	(222)	—	—	(222)
Other increases	—	—	—	—
Total	111,839	41,026	28,562	181,427

Accumulated Depreciation
Balance as of January 1, 2025	(63,657)	(9,307)	(21,675)	(94,639)
Depreciation of the year (*)	(19,581)	(9,026)	(1,049)	(29,656)
Disposals	21,321	293	726	22,340
Other increases	(227)	—	—	(227)
Total	(62,144)	(18,040)	(21,998)	(102,182)
Balance as of December 31, 2025	49,695	22,986	6,564	79,245

(*)	See Note No.37 Depreciation and Amortization.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

15.	Right-of-use assets and Lease liabilities, continued:

	2024
	Buildings	Floor space for ATMs	Improvements to leased properties	Total
	MCh$	MCh$	MCh$	MCh$

Gross Balance
Balance as of January 1, 2024	145,849	33,060	30,426	209,335
Additions	13,892	4,385	872	19,149
Disposals	(33,019)	(1,197)	(2,515)	(36,731)
Remeasurement	(67)	(168)	—	(235)
Other increases	—	—	—	—
Total	126,655	36,080	28,783	191,518

Accumulated Depreciation
Balance as of January 1, 2024	(75,361)	(2,669)	(22,416)	(100,446)
Depreciation of the year (*)	(20,939)	(7,733)	(1,135)	(29,807)
Disposals	32,638	1,123	1,876	35,637
Other increases	56	(28)	—	(23)
Total	(63,657)	(9,307)	(21,675)	(94,639)
Balance as of December 31, 2024	62,998	26,773	7,108	96,879

(*)	See Note No.37 Depreciation and Amortization.

(c)	The future maturities (including unearned interest) of the lease liabilities as of December 31, 2025 and 2024:

	December 2025
	On demand	Up to 1 month	Over 1 month up to 3 months	Over 3 months up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Lease associated to:
Buildings	—	1,551	3,099	10,731	19,628	10,676	7,399	53,084
ATMs	—	802	1,603	7,206	15,062	733	20	25,426
Total	—	2,353	4,702	17,937	34,690	11,409	7,419	78,510

	December 2024
	On demand	Up to 1 month	Over 1 month up to 3 months	Over 3 months up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Lease associated to:
Buildings	—	1,692	3,374	14,158	23,675	14,245	10,657	67,801
ATMs	—	699	1,396	6,228	15,353	5,532	28	29,236
Total	—	2,391	4,770	20,386	39,028	19,777	10,685	97,037

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

15.	Right-of-use assets and Lease liabilities, continued:

The Bank and its subsidiaries record contracts with certain renewal options and for which there is reasonable certainty that such option will be exercised. In such cases, the lease term used to measure the liability and assets corresponds to an estimate of future renewals.

(d)	The changes in the obligations for lease liabilities and the cash flows for the years 2025 and 2024 are detailed as follows:

Total cash flow for the year
MCh$
Lease liability
Balances as of January 1, 2024	101,480
Liabilities for new lease agreements	14,648
Interest accrual expenses	2,381
Payments of principal and interests	(29,991)
Remeasurement	(235)
Derecognized contracts	(457)
Indexation	3,603
Balances as of December 31, 2024	91,429

Liabilities for new lease agreements	10,951
Interest accrual expenses	2,112
Payments of principal and interests	(30,897)
Remeasurement	(222)
Derecognized contracts	(1,568)
Indexation	2,538
Balances as of December 31, 2025	74,343

(e)	The future cash flows related to short-term lease agreements in force as of December 31, 2025 correspond to Ch$5,071 million (Ch$3,557 million as of December 31, 2024).

(f)	As of December 31, 2025, the minimum future rental income to be received from operating leases amounts to Ch$19,926 million (Ch$14,101 million as of December 31, 2024).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

16.	Current tax and deferred tax:

(a)	Current Tax:

The Bank and its subsidiaries at the end of each year, have constituted a provision for first category income tax, which was determined based on current tax regulations, and has been reflected in the Statement of Financial Position net of taxes to be recovered or payable, as applicable, as of December 31, 2025 and 2024, according to the following detail:

	2025	2024
	MCh$	MCh$

Income tax	(325,028)	(333,719)
Less:
Monthly prepaid taxes	286,874	483,615
Credit for training expenses	1,920	1,820
Other	4,271	8,021
Total tax (payable) receivable, net	(31,963)	159,737

Tax Rate	27.00%	27.00%

	2025	2024
	MCh$	MCh$

Current tax assets	1,846	159,869
Current tax liabilities	(33,809)	(132)
Total tax receivable (payable), net	(31,963)	159,737

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

16.	Current tax and deferred taxes, continued:

(b)	Income Tax:

The Bank’s tax expense recorded for the years ended December 31, 2025, 2024 and 2023 is detailed as follows:

	2025	2024	2023
	MCh$	MCh$	MCh$
Income tax expense:
Current year tax	332,680	339,604	268,318
Previous year tax	(3,710)	(5,343)	620
Subtotal	328,970	334,261	268,938
(Credit) debit for deferred taxes:
Origin and reversal of temporary differences	(9,721)	(1,482)	44,545
Subtotal	(9,721)	(1,482)	44,545
Others	(861)	822	8,631
Net debit to income for income tax	318,388	333,601	322,114

(c)	Reconciliation of effective tax rate:

The following table reconciles the income tax rate to the effective rate applied to determine the Bank’s income tax expense as of December 31, 2025, 2024 and 2023:

	2025		2024		2023
	Tax rate %	MCh$	Tax rate %	MCh$	Tax rate %	MCh$
Income tax calculated on net income before tax	27.00	406,026	27.00	427,161	27.00	457,958
Additions or deductions (*)	(1.37)	(20,660)	(1.13)	(17,924)	(3.21)	(54,476)
Tax price-level adjustment	(4.41)	(66,182)	(4.79)	(75,802)	(4.83)	(81,809)
Other	(0.05)	(796)	0.01	166	0.03	441
Effective rate and income tax expense	21.17	318,388	21.09	333,601	18.99	322,114

(*)	The deductions of the tax rate mainly relate to permanent differences between tax and financial accounting rules.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

16.	Current tax and deferred taxes, continued:

(d)	Effect of deferred taxes on income and equity:

The effects of deferred taxes on assets, liabilities and income accounts are detailed as follows:

	Balance as of December 31,	Effect		Balance as of December 31,	Effect		Balance as of December 31,
	2023	Income	OCI	2024	Income	OCI	2025
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Debit differences:
Allowances for loan losses and provision for contingent loans	161,352	184	—	161,536	(429)	—	161,107
Provision for employee expenses	24,404	232	—	24,636	(3,201)	—	21,435
Accrued vacations	12,025	(463)	—	11,562	112	—	11,674
Accrued interests and indexation of impaired portfolio	14,937	1,597	—	16,534	53	—	16,587
Provision for staff severance indemnity payments	1,252	(217)	(31)	1,004	(42)	17	979
Provisions for credit card expenses	9,857	1,111	—	10,968	(760)	—	10,208
Provisions for accrued expenses	10,737	(506)	—	10,231	(1,100)	—	9,131
Adjustment for valuation of investments and equity instruments at fair value through OCI	277	—	198	475	—	(475)	—
Leases	103,352	7,591	—	110,943	15,181	—	126,124
Unearned Income	5,149	(1,035)	—	4,114	(625)	—	3,489
Exchange rate difference	—	—	—	—	—	—	—
Property and equipment valuation difference	2,876	3,924	—	6,800	2,788	—	9,588
Other adjustments	31,322	(10,174)	—	21,148	3,188	—	24,336
Total Debit Differences	377,540	2,244	167	379,951	15,165	(458)	394,658

Credit differences:
Intangible assets (software and others)	24,710	5,913	—	30,623	3,575	—	34,198
Property and equipment valuation difference	—	—	—	—	—	909	909
Transitory assets	8,874	852	—	9,726	(119)	—	9,607
Loans accrued to effective rate	2,484	(151)	—	2,333	(122)	—	2,211
Prepaid expenses	10,885	(4,485)	—	6,400	(3,839)	—	2,561
Exchange rate difference	1,636	(835)	—	801	5,916	—	6,717
Capitalized bond placement expense	5,257	(362)	—	4,895	16	—	4,911
Other adjustments	3,288	(170)	—	3,118	17	—	3,135
Total Credit Differences	57,134	762	—	57,896	5,444	909	64,249
Total Debit (Credit), net	320,406	1,482	167	322,055	9,721	(1,367)	330,409

Reconciliation to Statement of Financial Position

	2025	2024
	MCh$	MCh$

Deferred tax assets	331,831	322,221
Deferred tax liabilities	(1,422)	(166)
Total deferred taxes	330,409	322,055

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.	Other Assets:

As of December 31, 2025 and 2024, other assets are detailed as follows:

	2025	2024
	MCh$	MCh$

Cash collateral provided for derivative financial transactions	463,266	347,788
Debtors from brokerage of financial instruments	419,167	195,252
Accounts receivable from the General Treasury of the Republic and other fiscal organizations	406,395	349,282
Accounts receivable from third parties	170,185	195,364
Assets to be leased out as lessor (*)	134,283	162,594
Prepaid expenses	39,416	53,645
Income assets from regular activities from contracts with customers	22,350	24,006
Other cash collateral provided	11,836	14,806
Investment properties (**)	11,049	11,406
Pending transactions	3,364	3,351
Accumulated impairment in respect of other assets receivable	(2,638)	(1,817)
Other Assets	17,358	17,864
Total	1,696,031	1,373,541

(*)	Correspond to fixed assets to be delivered under the financial lease modality.

Estimated useful lives applied by the Bank are presented in Note No. 2(m) Property and equipment.

(**)	As of December 31, 2025, the fair value of the investment properties held by the Bank is Ch$65,219 million (Ch$64,207 million as of December 31, 2024).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

18.	Non-current assets and disposal groups held for sale and liabilities included in disposal groups for sale:

(a)	At the end of each year, this line item is composed as follows:

	2025	2024
	MCh$	MCh$

Assets received in lieu of payment or awarded in judicial auction (*)
Assets awarded in judicial auction	22,571	27,854
Assets received in lieu of payment	20,207	17,022
Provision for assets received in lieu of payment or awarded	(3,208)	(3,456)

Non-current assets for sale
Investments in other companies	—	—
Assets for recovery of assets transferred in financial leasing operations	1,013	603

Disposal groups held for sale	—	—
Total	40,583	42,023

(*)	Assets received in lieu of payment refer to assets accepted as payment for past-due or written-off debts owed by customers. The assets acquired as such do not exceed 20% of the Bank’s effective equity.

(b)	Changes in the provision for assets received in lieu of payment during the years 2025 and 2024 are detailed as follows:

Provision for assets received in lieu of payment	MCh$

Balance as of January 1, 2024	2,022
Provisions used	(1,890)
Provisions established	3,324
Provisions released	—
Balance as of December 31, 2024	3,456
Provisions used	(2,667)
Provisions established	2,419
Provisions released	—
Balance as of December 31, 2025	3,208

(c)	The Bank does not record liabilities included in the disposal group for sale during the years 2025 and 2024.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

19.	Financial liabilities held for trading at fair value through profit or loss:

The detail of this line item is as follows:

	2025	2024
	MCh$	MCh$

Financial derivative contracts	2,079,465	2,444,721
Others	512	990
Total	2,079,977	2,445,711

a)	As of December 31, 2025 and 2024, the Bank maintains the following debt portfolio of derivative instruments:

	Notional amount of contract with final expiration date in
	On demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total		Fair value Liabilities
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Currency forward	—	—	7,393,965	3,638,001	3,560,210	2,003,870	3,716,879	2,583,070	659,862	863,850	50,930	—	—	—	15,381,846	9,088,791	455,921	241,757
Interest rate swap	—	—	3,093,258	619,104	2,016,845	1,627,918	7,398,940	4,583,573	7,351,083	7,622,130	4,073,662	3,963,087	3,779,852	3,921,627	27,713,640	22,337,439	414,413	650,370
Interest rate swap and cross currency swap	—	—	151,577	96,844	369,984	198,892	1,700,333	2,331,613	3,071,039	2,909,482	2,631,798	1,978,681	3,375,877	2,879,356	11,300,608	10,394,868	1,206,802	1,547,488
Currency call options	—	—	12,533	10,499	18,722	38,376	33,332	18,825	—	—	—	—	—	—	64,587	67,700	870	4,151
Currency put options	—	—	5,783	4,761	7,611	46,913	21,870	64,449	—	11,340	—	—	—	—	35,264	127,463	1,459	955
Total	—	—	10,657,116	4,369,209	5,973,372	3,915,969	12,871,354	9,581,530	11,081,984	11,406,802	6,756,390	5,941,768	7,155,729	6,800,983	54,495,945	42,016,261	2,079,465	2,444,721

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

20.	Financial liabilities at amortized cost:

The detail of this line item is as follows:

	2025	2024
	MCh$	MCh$

Current accounts and other demand deposits	14,791,870	14,630,797
Time deposits and saving accounts	14,162,408	14,345,223
Obligations by repurchase agreements	286,915	109,794
Borrowings from financial institutions	1,296,751	1,103,468
Debt financial instruments issued	10,800,851	9,690,069
Other financial obligations	367,323	284,479
Total	41,706,118	40,163,830

(a)	Current accounts and other demand deposits:

As of December 31, 2025 and 2024, the composition of current accounts and other demand deposits is as follows:

	2025	2024
	MCh$	MCh$
Current accounts	11,775,903	11,769,419
Other demand obligations	1,801,047	1,750,048
Demand deposits accounts	724,359	652,075
Other demand deposits	490,561	459,255
Total	14,791,870	14,630,797

(b)	Time deposits and saving accounts:

As of December 31, 2025 and 2024, the composition of time deposits and saving accounts is as follows:

	2025	2024
	MCh$	MCh$
Time deposits	13,546,479	13,764,830
Term savings accounts	405,689	374,593
Other term balances payable	210,240	205,800
Total	14,162,408	14,345,223

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

20.	Financial liabilities at amortized cost, continued:

(c)	Obligations by repurchase agreements:

The Bank obtains financing by selling financial instruments and agreeing to repurchase them in the future, plus interest at a rate established previously. As of December 31, 2025 and 2024, the repurchase agreements are detailed as follows:

	2025	2024
	MCh$	MCh$
Transactions with domestic banks
Repurchase agreements with other banks	—	—
Repurchase agreements with the Central Banks of Chile	—	—
Obligations from securities lending	—	—

Transactions with foreign banks
Repurchase agreements with other banks	—	—
Repurchase agreements with foreign Central Banks	—	—
Obligations from securities lending	—	—

Transactions with other domestic entities
Repurchase agreements	286,915	109,794
Obligations from securities lending	—	—

Transactions with other entities abroad
Repurchase agreements	—	—
Obligations from securities lending	—	—
Total	286,915	109,794

The fair value of the financial instruments delivered as collateral by the Bank and its subsidiaries, in sales transactions with repurchase agreement and securities lending as of December 31, 2025 amounts to Ch$284,572 million (Ch$109,505 million in December 2024). In the event that the Bank and its subsidiaries enter into default or bankruptcy, the counterparty is authorized to sell or deliver these investments as collateral.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

20.	Financial liabilities at amortized cost, continued:

(d)	Borrowings from Financial Institutions:

As of December 31, 2025 and 2024, borrowings from financial institutions are detailed as follows:

	2025	2024
	MCh$	MCh$

Foreign banks
Foreign trade financing
Bank of America, N.A.	238,925	124,057
HSBC Bank	208,465	245,469
JP Morgan Chase Bank, N.A.	168,329	—
Caixabank S.A.	147,091	201,802
Citibank N.A.	137,114	2,189
Zurcher Kantonalbank	108,803	90,386
The Bank of New York Mellon	85,533	240,008
Standard Chartered Bank (Hong Kong) Limited	63,261	—
Standard Chartered Bank	2,086	2,685
Commerzbank AG	839	1,417
Wells Fargo Bank N.A.	50	1,890
DZ Bank AG Deutsche	—	41,646
MUFG Bank, LTD	—	71

Borrowings and other obligations
Wells Fargo Bank, N.A.	136,255	150,775
Citibank N.A. United Kingdom	—	986
Deutsche Bank Trust Company Americas	—	87
Subtotal foreign banks	1,296,751	1,103,468

Banco Central de Chile (the Central Bank of Chile)	—	—

Total	1,296,751	1,103,468

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

20.	Financial liabilities at amortized cost, continued:

(e)	Debt financial instruments issued:

As of December 31, 2025 and 2024, the composition of debt financial instruments issued as follows:

	2025	2024
	MCh$	MCh$

Mortgage finance bonds
Mortgage finance bonds for housing	521	849
Mortgage finance bonds for general purposes	—	1

Bonds
Senior bonds	10,800,330	9,689,219
Mortgage bonds	—	—
Total	10,800,851	9,690,069

During the year ended December 31, 2025 Banco de Chile has placed bonds for Ch$2,742,341 million, which corresponds to Short-Term Bonds and Long-Term Bonds for amounts of Ch$819,195 and Ch$1,923,146 million respectively, according to the following details:

Short-term Bonds

Counterparty	Currency	Amount MCh$	Annual interest rate %	Date of issuance	Maturity date

Wells Fargo Bank	USD	98,630	4.68	01/27/2025	05/02/2025
Wells Fargo Bank	USD	98,630	4.65	01/27/2025	08/01/2025
Wells Fargo Bank	USD	92,519	4.55	03/07/2025	04/07/2025
Wells Fargo Bank	USD	9,252	4.45	03/07/2025	09/05/2025
Wells Fargo Bank	USD	93,634	4.60	06/25/2025	10/01/2025
Wells Fargo Bank	USD	93,062	4.55	06/26/2025	11/03/2025
Wells Fargo Bank	USD	4,653	4.55	06/26/2025	07/31/2025
Wells Fargo Bank	USD	96,646	4.45	08/05/2025	12/08/2025
Wells Fargo Bank	USD	94,372	4.10	10/28/2025	02/06/2026
Wells Fargo Bank	USD	46,310	4.20	11/26/2025	12/29/2025
Wells Fargo Bank	USD	91,487	4.01	12/29/2025	04/02/2026
Total		819,195

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

20.	Financial liabilities at amortized cost, continued:

(e)	Debt financial instruments issued, continued:

Long-Term Bonds

Series	Currency	Amount MCh$	Terms Years	Annual interest rate %	Date of issuance	Maturity date
BCHIFC0721	UF	22,830	5	2.97	03/17/2025	01/01/2030
BCHIFC0721	UF	11,422	5	2.97	03/20/2025	01/01/2030
BCHIFC0721	UF	40,001	5	2.97	03/21/2025	01/01/2030
BCHIFC0721	UF	30,548	5	2.96	04/01/2025	01/01/2030
BCHIFO0721	UF	34,577	7	2.92	04/03/2025	01/01/2032
BCHIFH1221	UF	33,047	6	2.84	04/15/2025	12/01/2030
BCHIGG1121	UF	38,413	10	3.03	04/17/2025	05/01/2035
BCHIHD0424	UF	81,115	10	3.03	04/17/2025	10/01/2034
BCHIFH1221	UF	11,679	6	2.92	05/07/2025	12/01/2030
BCHIGG1121	UF	5,712	10	3.03	05/09/2025	05/01/2035
BCHIHN1223	UF	12,517	15	3.06	05/09/2025	12/01/2039
BCHIFA0222	UF	22,900	3	2.77	05/30/2025	08/01/2028
BCHIFH1221	UF	9,575	6	3.06	05/30/2025	12/01/2030
BCHIFH1221	UF	13,407	6	3.06	06/02/2025	12/01/2030
BCHIFH1221	UF	9,581	6	3.05	06/02/2025	12/01/2030
BCHIFH1221	UF	8,667	6	3.04	06/03/2025	12/01/2030
BCHIFH1221	UF	4,145	6	3.04	06/06/2025	12/01/2030
BCHIFH1221	UF	25,567	6	3.04	06/10/2025	12/01/2030
BCHIFO0721	UF	19,306	7	3.06	06/10/2025	01/01/2032
BCHIGG1121	UF	23,174	10	3.15	07/03/2025	05/01/2035
BCHICI0815	UF	19,989	8	3.14	07/09/2025	02/01/2033
BCHICG0815	UF	49,639	7	3.14	07/10/2025	08/01/2032
BCHICH1215	UF	15,721	8	3.14	07/10/2025	12/01/2032
BCHICI0815	UF	5,996	8	3.14	07/10/2025	02/01/2033
BCHIHW1223	UF	65,578	19	3.21	07/15/2025	06/01/2044
BCHIGB0322	UF	8,589	9	3.18	07/17/2025	09/01/2034
BCHIGB0322	UF	9,557	9	3.16	07/18/2025	09/01/2034
BCHIGB0322	UF	5,747	9	3.13	07/21/2025	09/01/2034
BCHIGB0322	UF	19,187	9	3.11	07/22/2025	09/01/2034
BCHIGG1121	UF	5,718	10	3.11	07/22/2025	05/01/2035
BCHIHW1223	UF	18,489	19	3.19	07/22/2025	06/01/2044
BCHIGG1121	UF	3,870	10	2.99	08/22/2025	05/01/2035
BCHIHN1223	UF	22,894	15	3.06	08/27/2025	12/01/2039
BCHIGG1121	UF	15,519	10	3.01	09/04/2025	05/01/2035
BCHIHW1223	UF	8,374	19	3.12	09/04/2025	06/01/2044
BCHIGA1121	UF	38,815	9	3.05	09/05/2025	05/01/2034
BCHIGD0721	UF	153,769	10	3.09	09/05/2025	01/01/2035
BCHIHI1223	UF	206,194	12	3.13	09/05/2025	06/01/2037
BCHIGA1121	UF	31,211	9	2.99	09/11/2025	05/01/2034
BCHIGA1121	UF	1,951	9	2.99	09/15/2025	05/01/2034
BCHIHW1223	UF	23,076	19	3.12	09/15/2025	06/01/2044
BCHIHN1223	UF	41,978	14	3.03	09/16/2025	12/01/2039
BCHIFU0522	UF	64,527	7	2.91	09/17/2025	11/01/2032
BCHIGA1121	UF	21,475	9	2.99	09/17/2025	05/01/2034
BCHIFU0522	UF	31,288	7	2.91	09/22/2025	11/01/2032
BCHIGA1121	UF	5,862	9	2.98	09/22/2025	05/01/2034
BCHIHH1223	UF	87,021	11	3.08	09/22/2025	12/01/2036
BCHIHH1223	UF	66,367	11	3.07	09/23/2025	12/01/2036
BCHIFU0522	UF	5,873	7	2.90	09/25/2025	11/01/2032
BCHIGA1121	UF	25,525	9	2.99	10/28/2025	05/01/2034
BCHIHW1223	UF	6,410	19	3.03	10/28/2025	06/01/2044
BCHIHW1223	UF	12,850	19	3.02	10/30/2025	06/01/2044
BCHIFU0522	UF	15,573	7	2.89	11/06/2025	11/01/2032
Subtotal UF		1,572,815

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

20.	Financial liabilities at amortized cost, continued:

(e)	Debt financial instruments issued, continued:

Long-Term Bonds

Series	Currency	Amount MCh$	Terms Years	Annual interest rate %	Date of issuance	Maturity date
BONO CHF	CHF	115,739	6	1.1875	06/17/2025	07/15/2031
BONO JPY	JPY	65,260	5	1.635	06/18/2025	06/27/2030
BONO MXN	MXN	50,998	5	TIIE (28 days) + 1.05	07/09/2025	07/17/2030
BONO AUD	AUD	43,101	10	BBSW3M +1.28	10/22/2025	10/30/2035
BONO HKD	HKD	75,233	7	3.735	10/30/2025	11/12/2032
Subtotal other currencies		350,331
Total		1,923,146

During the year ended December 31, 2024 Banco de Chile has placed bonds for Ch$1,012,638 million, which corresponds to Short-Term Bonds and Long-Term Bonds for amounts of Ch$28,049 and Ch$984,589 million respectively, according to the following details:

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

As of December 31, 2025 and 2024, the Bank has not presented defaults in the payment of principal and interest on its debt instruments. Likewise, there have been no breaches of covenants and other commitments associated with the debt instruments issued.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

20.	Financial liabilities at amortized cost, continued:

(f)	Other Financial Obligations:

As of December 31, 2025 and 2024, the detail of other financial obligations as follows:

	2025	2024
	MCh$	MCh$

Other financial obligations in Chile	367,323	284,479
Other financial obligations with the public sector	—	—
Total	367,323	284,479

21.	Regulatory capital financial instruments:

a)	At the end of each year, this line item is composed of the following:

	2025	2024
	MCh$	MCh$
Subordinated bonds
Subordinated bonds with transitory recognition	—	—
Subordinated bonds	1,087,093	1,068,879
Bonds with no fixed term of maturity	—	—
Preferred shares	—	—
Total	1,087,093	1,068,879

b)	Issuances of regulatory capital financial instruments in the year:

As of December 31, 2025 and 2024, no issues of regulatory capital financial instruments have been made.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

21.	Regulatory capital financial instruments, continued:

c)	Changes in regulatory capital financial instruments:

	Subordinated bonds	Bonds with no fixed term of maturity	Preferred shares
	MCh$

Balance as of January 1, 2024	1,039,814	—	—
New issuances performed	—	—	—
Transaction costs	—	—	—
Amortization of transaction costs	—	—	—
Accrued interest	34,551	—	—
Acquisition or redemption by the issuer	—	—	—
Modification of the issuance conditions	—	—	—
Interest and UF indexation payments to the holder	(41,432)	—	—
Principal payments to the holder	(9,205)	—	—
Accrued UF indexation	45,151	—	—
Exchange rate differences	—	—	—
Depreciation	—	—	—
Repricing	—	—	—
Expiration	—	—	—
Conversion to common shares	—	—	—
Balance as of December 31, 2024	1,068,879	—	—

Balance as of January 1, 2025	1,068,879	—	—
New issuances performed	—	—	—
Transaction costs	—	—	—
Amortization of transaction costs	—	—	—
Accrued interest	35,283	—	—
Acquisition or redemption by the issuer	—	—	—
Modification of the issuance conditions	—	—	—
Interest and UF indexation payments to the holder	(43,392)	—	—
Principal payments to the holder	(9,552)	—	—
Accrued UF indexation	35,875	—	—
Exchange rate differences	—	—	—
Depreciation	—	—	—
Repricing	—	—	—
Expiration	—	—	—
Conversion to common shares	—	—	—
Balance as of December 31, 2025	1,087,093	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

21.	Regulatory capital financial instruments, continued:

d)	Below is the detail of the subordinated bonds due as of December 31, 2025 and 2024:

December 2025
Series	Currency	Issuance currency amount	Interest rate %	Registration date	Maturity date	Balance owed MCh$

C1	UF	300,000	7.5	12/06/1999	01/01/2030	4,167
C1	UF	200,000	7.4	12/06/1999	01/01/2030	2,780
C1	UF	530,000	7.1	12/06/1999	01/01/2030	7,404
C1	UF	300,000	7.1	12/06/1999	01/01/2030	4,193
C1	UF	50,000	6.5	12/06/1999	01/01/2030	706
C1	UF	450,000	6.6	12/06/1999	01/01/2030	6,350
D1	UF	2,000,000	3.6	06/20/2002	04/01/2026	3,626
F	UF	1,000,000	5.0	11/28/2008	11/01/2033	38,760
F	UF	1,500,000	5.0	11/28/2008	11/01/2033	58,140
F	UF	759,000	4.5	11/28/2008	11/01/2033	30,367
F	UF	241,000	4.5	11/28/2008	11/01/2033	9,642
F	UF	4,130,000	4.2	11/28/2008	11/01/2033	167,899
F	UF	1,000,000	4.3	11/28/2008	11/01/2033	40,653
F	UF	70,000	4.2	11/28/2008	11/01/2033	2,853
F	UF	4,000,000	3.9	11/28/2008	11/01/2033	166,840
F	UF	2,300,000	3.8	11/28/2008	11/01/2033	96,242
G	UF	600,000	4.0	11/29/2011	11/01/2036	23,505
G	UF	50,000	4.0	11/29/2011	11/01/2036	1,959
G	UF	80,000	3.9	11/29/2011	11/01/2036	3,153
G	UF	450,000	3.9	11/29/2011	11/01/2036	17,751
G	UF	160,000	3.9	11/29/2011	11/01/2036	6,311
G	UF	1,000,000	2.7	11/29/2011	11/01/2036	43,916
G	UF	300,000	2.7	11/29/2011	11/01/2036	13,175
G	UF	1,360,000	2.6	11/29/2011	11/01/2036	59,884
J	UF	1,400,000	1.0	11/29/2011	11/01/2042	79,235
J	UF	1,500,000	1.0	11/29/2011	11/01/2042	85,004
J	UF	1,100,000	1.0	11/29/2011	11/01/2042	62,751
I	UF	900,000	1.0	11/29/2011	11/01/2040	49,827
				Total subordinated bonds owed		1,087,093

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

21.	Regulatory capital financial instruments, continued:

December 2024
Serie	Currency	Issuance currency amount	Interest rate %	Registration date	Maturity date	Balance owed MCh$

C1	UF	300,000	7.5	12/06/1999	01/01/2030	4,761
C1	UF	200,000	7.4	12/06/1999	01/01/2030	3,178
C1	UF	530,000	7.1	12/06/1999	01/01/2030	8,472
C1	UF	300,000	7.1	12/06/1999	01/01/2030	4,797
C1	UF	50,000	6.5	12/06/1999	01/01/2030	809
C1	UF	450,000	6.6	12/06/1999	01/01/2030	7,283
D1	UF	2,000,000	3.6	06/20/2002	04/01/2026	10,335
F	UF	1,000,000	5.0	11/28/2008	11/01/2033	37,358
F	UF	1,500,000	5.0	11/28/2008	11/01/2033	56,037
F	UF	759,000	4.5	11/28/2008	11/01/2033	29,365
F	UF	241,000	4.5	11/28/2008	11/01/2033	9,324
F	UF	4,130,000	4.2	11/28/2008	11/01/2033	162,631
F	UF	1,000,000	4.3	11/28/2008	11/01/2033	39,377
F	UF	70,000	4.2	11/28/2008	11/01/2033	2,764
F	UF	4,000,000	3.9	11/28/2008	11/01/2033	162,042
F	UF	2,300,000	3.8	11/28/2008	11/01/2033	93,507
G	UF	600,000	4.0	11/29/2011	11/01/2036	22,697
G	UF	50,000	4.0	11/29/2011	11/01/2036	1,891
G	UF	80,000	3.9	11/29/2011	11/01/2036	3,046
G	UF	450,000	3.9	11/29/2011	11/01/2036	17,149
G	UF	160,000	3.9	11/29/2011	11/01/2036	6,097
G	UF	1,000,000	2.7	11/29/2011	11/01/2036	42,768
G	UF	300,000	2.7	11/29/2011	11/01/2036	12,831
G	UF	1,360,000	2.6	11/29/2011	11/01/2036	58,330
J	UF	1,400,000	1.0	11/29/2011	11/01/2042	77,836
J	UF	1,500,000	1.0	11/29/2011	11/01/2042	83,509
J	UF	1,100,000	1.0	11/29/2011	11/01/2042	61,667
I	UF	900,000	1.0	11/29/2011	11/01/2040	49,018
				Total subordinated bonds owed		1,068,879

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.	Provision for dividends:

As of December 31, 2025 and 2024, this item is composed as follows:

	2025	2024
	MCh$	MCh$

Provisions for dividends	357,679	362,218
Total	357,679	362,218

(a)	The changes at the end of each year are as follows:

	Provisions for dividends	Total
	MCh$	MCh$

Balances as of January 1, 2024	373,090	373,090
Provisions established	362,218	362,218
Provisions used	(373,090)	(373,090)
Provisions released	—	—
Balances as of December 31, 2024	362,218	362,218
Provisions established	357,679	357,679
Provisions used	(362,218)	(362,218)
Provisions released	—	—
Balances as of December 31, 2025	357,679	357,679

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

23.	Provisions for contingent loans credit risk:

As of December 31, 2025 and 2024, for credit risk for contingent loans is composed as follows:

	Outstanding exposure		ECL
	2025	2024	2025	2024
	MCh$	MCh$	MCh$	MCh$
Warranty by endorsement and sureties	288,710	336,737	1,884	1,505
Confirmed foreign letters of credit	186,843	160,856	161	92
Issued foreign letters of credit	262,916	281,360	400	321
Performance guarantees	3,173,261	3,124,626	18,190	16,923
Undrawn credit lines	11,453,782	11,125,300	64,810	68,555
Other commitments	69,191	51,889	262	89
Total	15,434,703	15,080,768	85,707	87,485

a)	The changes of provisions for credit risk for contingent loans is as follows:

	Provisions for credit risk for contingent loans	Total
	MCh$	MCh$
Balances as of January 1, 2024	89,640	89,640
Provisions established	—	—
Provisions used	—	—
Provisions released	(4,199)	(4,199)
Exchange differences	2,044	2,044
Balances as of December 31, 2024	87,485	87,485
Provisions established	—	—
Provisions used	—	—
Provisions released	(290)	(290)
Exchange differences	(1,488)	(1,488)
Balances as of December 31, 2025	85,707	85,707

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

23.	Provisions for contingent loans credit risk, continued:

(b)	Impairment losses on contingent loan risks:

An analysis of changes in the gross carrying amount and the corresponding provision for ECL of contingent loans credit risk is as follow:

The table below shows the credit quality and the maximum exposure to credit risk based on the Bank’s internal credit rating system and year-end stage classification as of December 31, 2025 and 2024.

	As of December 31, 2025							As of December 31, 2024
	Stage 1		Stage 2		Stage 3			Stage 1		Stage 2		Stage 3
	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Total MCh$	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Individual MCh$	Group MCh$	Total MCh$
Normal	5,502,166	9,569,203	11,305	292,476	—	—	15,375,150	5,328,378	9,397,036	19,936	262,865	—	—	15,008,215
Substandard	—	—	39,069	—	—	—	39,069	—	—	40,227	—	—	—	40,227
Non-performing	—	—	—	—	13,813	6,671	20,484	—	—	—	—	24,503	7,823	32,326
Total	5,502,166	9,569,203	50,374	292,476	13,813	6,671	15,434,703	5,328,378	9,397,036	60,163	262,865	24,503	7,823	15,080,768

An analysis of changes in the outstanding exposures and corresponding provision for ECL during the 2025 and 2024 periods are as follows:

	Stage 1				Stage 2				Stage 3
	Individual		Group		Individual		Group		Individual		Group		Total
	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$	Gross carrying amount MCh$	ECL MCh$
Outstanding exposure as of January 1, 2025	5,328,378	10,684	9,397,036	61,028	60,163	4,923	262,865	2,460	24,503	4,748	7,823	3,642	15,080,768	87,485
Net change on exposures	271,262	222	620,577	(1,658)	(3,460)	(1,755)	(79,908)	(279)	(13,302)	(1,788)	(5,786)	(864)	789,383	(6,122)
Transfer to Stage 1	45,277	337	737,007	8,805	(45,220)	(301)	(734,234)	(7,544)	(57)	(36)	(2,773)	(1,261)	—	—
Transfer to Stage 2	(41,967)	(122)	(862,155)	(6,016)	42,749	160	862,400	6,115	(782)	(38)	(245)	(99)	—	—
Transfer to Stage 3	(94)	—	(619)	(5)	(3,393)	(100)	(7,306)	(1,507)	3,487	100	7,925	1,512	—	—
Impact on year-end ECL of exposures transferred between stages during the year	—	(206)	—	(3,994)	—	899	—	3,624	—	929	—	182	—	1,434
Refinements to models used for calculation	—	4,290	—	—	—	108	—	—	—	—	—	—	—	4,398
Foreign exchange adjustments	(100,690)	(235)	(322,643)	(1,080)	(465)	(3)	(11,341)	(42)	(36)	(18)	(273)	(110)	(435,448)	(1,488)
Total	5,502,166	14,970	9,569,203	57,080	50,374	3,931	292,476	2,827	13,813	3,897	6,671	3,002	15,434,703	85,707

Outstanding exposure as of January 1, 2024	4,775,026	12,464	8,422,110	59,093	68,290	6,242	254,564	2,364	18,861	5,417	8,584	4,060	13,547,435	89,640
Net change on exposures	446,635	(2,010)	640,430	1,862	(10,584)	(1,642)	(61,617)	(72)	(5,580)	(2,106)	(6,498)	(1,056)	1,002,786	(5,024)
Transfer to Stage 1	51,618	278	724,421	9,166	(51,590)	(269)	(718,951)	(6,839)	(28)	(9)	(5,470)	(2,327)	—	—
Transfer to Stage 2	(64,150)	(178)	(781,359)	(6,138)	64,276	242	781,686	6,272	(126)	(64)	(327)	(134)	—	—
Transfer to Stage 3	(230)	(1)	(4,778)	(55)	(11,105)	(172)	(6,390)	(1,511)	11,335	173	11,168	1,566	—	—
Impact on year-end ECL of exposures transferred between stages during the year	—	(137)	—	(4,400)	—	497	—	2,192	—	1,314	—	1,359	—	825
Refinements to models used for calculation	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Foreign exchange adjustments	119,479	268	396,212	1,500	876	25	13,573	54	41	23	366	174	530,547	2,044
Total	5,328,378	10,684	9,397,036	61,028	60,163	4,923	262,865	2,460	24,503	4,748	7,823	3,642	15,080,768	87,485

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.	Other provisions:

As of December 31, 2025 and 2024, this line item is composed of the following:

	2025	2024
	MCh$	MCh$
Provisions for customer loyalty program and merit program obligations	37,806	40,621
Provisions for lawsuits and litigation	2,037	1,592
Provisions for operational risk	552	907
Other provisions for other contingencies	—	—
Total	40,395	43,120

(a)	The following table shows the changes in provisions during the year 2025 and 2024:

	Provisions for customer loyalty program and merit program obligations	Provisions for lawsuits and litigation	Provisions for operational risk	Other provisions for other contingencies	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2024	36,242	1,173	341	264	38,020
Provisions established	4,379	1,038	836	—	6,253
Provisions used	—	(482)	(157)	—	(639)
Provisions released	—	(137)	(113)	(264)	(514)
Balances as of December 31, 2024	40,621	1,592	907	—	43,120

Balances as of January 1, 2025	40,621	1,592	907	—	43,120
Provisions established	—	657	426	—	1,083
Provisions used	—	(108)	(695)	—	(803)
Provisions released	(2,815)	(104)	(86)	—	(3,005)
Balances as of December 31, 2025	37,806	2,037	552	—	40,395

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

25.	Employee Benefits:

As of December 31, 2025 and 2024, this item is composed as follows:

	2025	2024
	MCh$	MCh$

Short-term employee benefits	131,763	143,305
Benefits to employees for contract termination	8,390	8,328
Total	140,153	151,633

(a)	Short-term employee benefits:

(i)	Compliance bonuses provision:

	2025	2024
	MCh$	MCh$
Balances as of January 1	68,356	71,102
Net provisions established	53,873	54,087
Provisions used	(54,877)	(56,833)
Total	67,352	68,356

(ii)	Accrued vacations:

	2025	2024
	MCh$	MCh$
Balances as of January 1	42,824	43,257
Net provisions established	8,322	8,433
Provisions used	(7,908)	(8,866)
Total	43,238	42,824

(iii)	Provision for other benefits to personnel:

	2025	2024
	MCh$	MCh$
Balances as of January 1	32,125	30,096
Net provisions established	45,583	54,571
Provisions used	(56,535)	(52,542)
Total	21,173	32,125

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

25.	Employee Benefits, continued:

(b)	Benefits to employees for contract termination:

(i)	Changes in the provision for employee benefits for contract termination are detailed as follows:

	2025	2024
	MCh$	MCh$
Present value of the obligations at the beginning of the year	8,328	9,677
Increase in the provision	469	586
Payment of benefits	(469)	(1,820)
Effect of change in actuarial factors	62	(115)
Total	8,390	8,328

(ii)	Net benefits expenses:

	2025	2024
	MCh$	MCh$
Increase in the provisions	21	137
Interest cost of benefits obligations	448	449
Effect of change in actuarial factors	62	(115)
Net benefit cost	531	471

(iii)	Factors used in the calculation:

The main assumptions used in the determination of staff severance indemnity payment obligations for the Bank’s plan are shown below:

	December 31, 2025	December 31, 2024
	%	%
Discount rate	5.71	5.71
Salary increase rate	5.50	4.50
Probability of payment	99.99	99.99

The most recent actuarial valuation of the provision for staff severance indemnity payments was performed during the first quarter of 2025.

(c)	Share-based compensation programs:

As of December 31, 2025 and 2024, the Bank and its subsidiaries do not have a stock-based compensation plan.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.	Other Liabilities:

As of December 31, 2025 and 2024, this line item is composed of the following:

	2025	2024
	MCh$	MCh$

Accounts payable to third parties	429,864	420,260
Creditors for intermediation of financial instruments	417,372	193,171
Liability for income from regular activities from contracts with customers	37,812	39,783
Agreed dividends payable	16,792	13,467
VAT debit	4,317	4,077
Outstanding transactions	1,858	1,532
Other cash guarantees received	573	483
Securities to be settled	—	3,633
Other liabilities	39,488	34,992
Total	948,076	711,398

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.	Equity:

(a)	Capital

(i)	Authorized, subscribed and paid shares:

As of December 31, 2024, the paid-in capital of Banco de Chile is represented by 101,017,081,114 registered shares (101,017,081,114 in 2024), with no par value, subscribed and fully paid.

	As of December 31, 2025
Name of the company or shareholders	Number of shares	Ownership %

LQ Inversiones Financieras S.A.	46,815,289,329	46.344%
Banchile Corredores de Bolsa S.A.	5,298,295,922	5.245%
Inversiones LQ-SM Limitada	4,854,988,014	4.806%
Banco de Chile on behalf of State Street	4,368,739,111	4.325%
Banco Santander on behalf of foreign investors	3,959,115,077	3.919%
JP Morgan Chase Bank	2,719,097,108	2.692%
Banco de Chile on behalf of non-resident third parties	2,355,382,741	2.332%
Banco Santander Chile	1,926,817,275	1.907%
Ever Chile SPA	1,888,369,814	1.869%
Banco de Chile on behalf of Citibank New York	1,663,309,364	1.647%
Ever 1 BAE SPA	1,166,584,950	1.155%
Larraín Vial S.A. Corredora de Bolsa	1,000,886,079	0.991%
Inversiones Avenida Borgoño Limitada	882,604,102	0.874%
BCI Corredores de Bolsa S.A.	779,379,823	0.772%
A.F.P Habitat S.A. for A Fund	758,929,122	0.751%
Santander Corredores de Bolsa Limitada	703,730,776	0.697%
A.F.P Cuprum S.A. for A Fund	635,579,418	0.629%
Banco de Chile on behalf of Citibank London	549,822,754	0.544%
Valores Security S.A. Corredores de Bolsa	527,069,658	0.522%
A.F.P Capital S.A. Pension Fund A	518,556,321	0.513%
Subtotal	83,372,546,758	82.534%
Other shareholders	17,644,534,356	17.466%
Total	101,017,081,114	100.000%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.	Equity, continued:

(a)	Capital, continued:

(i)	Authorized, subscribed and paid shares, continued:

	As of December 31, 2024
Name of the company or shareholders	Number of shares	Ownership %

LQ Inversiones Financieras S.A.	46,815,289,329	46.344%
Banco de Chile on behalf of State Street	6,125,765,969	6.064%
Banchile Corredores de Bolsa S.A	5,123,539,720	5.072%
Banco Santander on behalf of foreign investors	5,080,833,862	5.030%
Inversiones LQ-SM Limitada	4,854,988,014	4.806%
JP Morgan Chase Bank	3,041,703,508	3.011%
Banco de Chile on behalf of non-resident third parties	2,666,777,747	2.640%
Banco Santander Chile	1,941,976,163	1.922%
Ever Chile SPA	1,888,369,814	1.869%
Ever 1 BAE SPA	1,166,584,950	1.155%
Larraín Vial S.A. Corredora de Bolsa	1,042,343,304	1.032%
Banco de Chile on behalf of Citibank New York	1,038,850,995	1.028%
BCI Corredores de Bolsa S.A.	989,711,426	0.980%
Inversiones Avenida Borgoño Limitada	728,439,279	0.721%
Santander Corredores de Bolsa Limitada	581,788,686	0.576%
A.F.P Habitat S.A. for A Fund	527,598,687	0.522%
Valores Security S.A. Corredores de Bolsa	516,192,449	0.511%
A.F.P Cuprum S.A. for A Fund	492,665,765	0.488%
Inversiones CDP SPA	487,744,912	0.483%
BTG Pactual Chile S.A. Corredores de Bolsa	463,503,644	0.459%
Subtotal	85,574,668,223	84.713%
Other shareholders	15,442,412,891	15.287%
Total	101,017,081,114	100.000%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.	Equity, continued:

(a)	Capital, continued:

(ii)	Shares:

The following table shows the share movements from December 31, 2023 to December 31, 2025:

Total
ordinary shares
Total shares as of December 31, 2023	101,017,081,114

Total shares as of December 31, 2024	101,017,081,114

Total shares as of December 31, 2025	101,017,081,114

(b)	Approval and payment of dividends:

At the Bank´s Ordinary Shareholders’ Meeting held on March 27, 2025, the distribution and payment of dividend No. 213 of Ch$9.85357420889 per share of the Banco de Chile was approved, with debit to the net distributable income for the year ended as of December 31, 2024. Dividends paid in 2025 amounted to Ch$995,380 million.

At the Bank´s Ordinary Shareholders’ Meeting held on March 28, 2024, the distribution and payment of dividend No. 212 of Ch$8.07716286860 per share of the Banco de Chile was approved, with debit to the net distributable income for the year ended as of December 31, 2023. Dividends paid in 2024 amounted to Ch$815,932 million.

(c)	Provision for minimum dividends:

The Chilean Corporations Law requires a minimum distribution of 30% of net income for the period. This amount is determined based on net income under Chilean GAAP. Accordingly, the Bank recorded a liability under the line item “Provision for dividends”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.	Equity, continued:

(d)	Earnings per share:

(i)	Basic earnings per share:

Basic earnings per share are determined by dividing the net income attributable to the Bank ordinary shareholders in a year between the weighted average number of shares outstanding during that year, excluding the average number of own shares held throughout the year.

(ii)	Diluted earnings per share:

In order to calculate the diluted earnings per share, both the amount of income attributable to ordinary shareholders and the weighted average number of shares outstanding, net of own shares, must be adjusted for all the inherent dilutive effects to the potential ordinary shares (stock options, warrants and convertible debt).

The following table shows the income and share data used in the calculation of EPS:

	As of December 31,
	2025	2024	2023
Basic earnings per share:
Net income attributable to bank´s shareholders (in million Chilean pesos)	1,185,413	1,248,476	1,374,026
Weighted average number of ordinary shares	101,017,081,114	101,017,081,114	101,017,081,114
Earning per shares (in Chilean pesos)	11.73	12.36	13.60

Diluted earnings per share:
Net income attributable to bank´s shareholders (in million Chilean pesos)	1,185,413	1,248,476	1,374,026
Weighted average number of ordinary shares	101,017,081,114	101,017,081,114	101,017,081,114
Assumed conversion of convertible debt	—	—	—
Adjusted number of shares	101,017,081,114	101,017,081,114	101,017,081,114
Diluted earnings per share (in Chilean pesos)	11.73	12.36	13.60

As of December 31, 2025, 2024 and 2023, the Bank does not have instruments that generate dilutive effects.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.	Equity, continued:

(e)	Other comprehensive income:

The detail of and changes in accumulated other comprehensive income as of December 31, 2025, 2024 and 2023:

	Elements that will not be reclassified in profit or loss				Elements that can be reclassified in profit or loss
	New measurements of net defined benefit liability and actuarial results for other employee benefit plans	Fair value changes of equity instruments designated as at fair value through other comprehensive income	Income tax	Subtotal	Fair value changes of financial assets at fair value through other comprehensive income	Cash flow accounting hedge	Participation in other comprehensive income of entities registered under the equity method	Income tax	Subtotal	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Opening balances as of January 1, 2023	(338)	4,302	(1,071)	2,893	268	(103,782)	(190)	31,382	(72,322)	(69,429)
Other comprehensive income for the year	(75)	5,367	(1,429)	3,863	8,874	113,183	116	(32,365)	89,808	93,671
Balances as of December 31, 2023	(413)	9,669	(2,500)	6,756	9,142	9,401	(74)	(983)	17,486	24,242

Opening balances as of January 1, 2024	(413)	9,669	(2,500)	6,756	9,142	9,401	(74)	(983)	17,486	24,242
Other comprehensive income for the year	115	(212)	893	796	(4,664)	(21,798)	26	5,175	(21,261)	(20,465)
Balances as of December 31, 2024	(298)	9,457	(1,607)	7,552	4,478	(12,397)	(48)	4,192	(3,775)	3,777

Opening balances as of January 1, 2025	(298)	9,457	(1,607)	7,552	4,478	(12,397)	(48)	4,192	(3,775)	3,777
Other comprehensive income for the year	(62)	(148)	(448)	(658)	8,806	(28,341)	(59)	6,716	(12,878)	(13,536)
Balances as of December 31, 2025	(360)	9,309	(2,055)	6,894	13,284	(40,738)	(107)	10,908	(16,653)	(9,759)

During 2025, a reclassification was made from comprehensive income to equity reserves as a result of the sale of equity instruments irrevocably designated at fair value for Ch$1,916 million.

(f)	Retained earnings from previous years:

During 2025, the shareholders at the Ordinary Shareholders’ Meeting of Banco de Chile agreed to deduct and retain from net income for 2024, an amount equivalent to the adjustment of the value of paid-in capital and reserves according to the variation in the Consumer Price Index, which occurred between November 2023 and November 2024, of Ch$212,012 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

28.	Contingencies and Commitments:

(a)	The Bank and its subsidiaries have exposures associated with contingent loans and other liabilities according to the following detail:

(a.1)	Contingent loans:

	2025	2024
	MCh$	MCh$
Guarantees and sureties
Guarantees and sureties in domestic currency	—	—
Guarantees and sureties in foreign currency	288,710	336,737

Letters of credit for goods circulation operations	449,759	442,216

Debt purchase commitments in local currency abroad	—	—

Transactions related to contingent events
Transactions related to contingent events in domestic currency	2,563,484	2,544,288
Transactions related to contingent events in foreign currency	609,777	580,338

Undrawn credit lines with immediate termination
Available balance of lines of credit and agreed overdraft in current account – commercial loans	1,764,560	1,642,163
Available balance of lines of credit on credit card – commercial loans	370,983	359,638
Available balance of lines of credit and agreed overdraft in current account – consumer loans	1,501,358	1,497,076
Available balance of lines of credit on credit card – consumer loans	7,816,881	7,626,423
Available balance of lines of credit and agreed overdraft in current account – due from banks loans	—	—

Undrawn credit lines	—	—

Other commitments
Credits for higher studies Law No. 20,027 (CAE)	—	—
Other irrevocable credit commitments	69,191	51,889

Other credit commitments	—	—

Total	15,434,703	15,080,768

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

28.	Contingencies and Commitments, continued:

(a.2)	Responsibilities assumed to meet customer needs:

	2025	2024
	MCh$	MCh$

Transactions on behalf of third parties
Collections	138,556	214,446
Placement or sale of financial instruments	—	—
Transferred financial assets managed by the bank	—	—
Third-party resources managed by the bank	1,635,950	1,147,660
Subtotal	1,774,506	1,362,106

Securities custody
Securities in custody by a banking subsidiary	9,719,621	7,443,549
Securities in custody by the bank	4,438,522	3,318,810
Securities in custody deposited in another entity	29,035,809	19,509,831
Securities issued by the bank	—	—
Subtotal	43,193,952	30,272,190

Total	44,968,458	31,634,296

(b)	Lawsuits and legal proceedings:

(b.1)	Normal judicial contingencies in the industry:

At the date of issuance of these Consolidated Financial Statements, there are legal actions filed against the Bank related with the ordinary course operations. As of December 31, 2025, the Bank maintain provisions for judicial contingencies amounting to Ch$2,037 million (Ch$1,592 million as of December 2024), which are part of the item “Provisions for contingencies” in the Statement of Financial Position.

The estimated end dates of the related legal contingencies are as follows:

	As of December 31, 2025
	2026	2027	2028	2029	2030	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Legal contingencies	596	1,441	—	—	—	2,037

(b.2)	Contingencies for significant lawsuits:

As of December 31, 2025 and 2024, there are not significant lawsuits in court that affect or may affect these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

28.	Contingencies and Commitments, continued:

(c)	Guarantees granted by operations:

(i)	In the subsidiary Banchile Administradora General de Fondos S.A.:

In compliance with Article No, 12 of Law No. 20,712, Banchile Administradora General de Fondos S.A., has designated Banco de Chile as the representative of the beneficiaries of the guarantees it has established, and in such role the Bank has issued bank guarantees totaling UF 4,879,700 maturing January 8, 2026. The subsidiary engaged a policy with Mapfre Seguros Generales S.A. for the Real State Funds by a guaranteed amount of UF 722,700.

As of December 31, 2025 and 2024, the Bank has not guaranteed mutual funds.

(ii)	In subsidiary Banchile Corredores de Bolsa S.A.:

For the purposes of ensuring correct and full compliance with all of its obligations as broker-dealer entity, in conformity with the provisions from Article 30 et seq of Law No. 18,045 on the Securities Markets, the subsidiary established a guarantee in an insurance policy for UF 20,000, insured by Mapfre Seguros Generales S.A., that matures on April 22, 2026, whereby the Securities Exchange of the Santiago Stock Exchange was appointed as the subsidiary’s creditor representative.

	2025	2024
Guarantees:	MCh$	MCh$
Shares received as collateral for simultaneous transactions:
Santiago Securities Exchange, Stock Exchange	23,244	9,171
Electronic Chilean Securities Exchange, Stock Exchange	37,559	32,024

Fixed income securities delivered to guarantee CCLV system:
Santiago Securities Exchange, Stock Exchange	9,840	7,843

Fixed income securities as collateral for the Santiago Stock Exchange	2,148	2,148

Shares delivered to guarantee equity lending and short-selling:
Santiago Securities Exchange, Stock Exchange	—	4,744

Cash guarantees received for operations with derivatives	8,477	3,931
Cash guarantees for operations with derivatives	2	4,043

Equity securities received for operations with derivatives:
Electronic Chilean Securities Exchange, Stock Exchange	—	101
Depósito Central de Valores S.A.	1,635	2,227

Total	82,905	66,232

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

28.	Contingencies and Commitments, continued:

(c)	Guarantees granted by operations, continued:

In conformity with the internal regulation of the stock exchanges in which it participates, and for the purpose of ensuring its proper performance, the subsidiary Banchile Corredores de Bolsa S.A maintains in favor of the Santiago Stock Exchange a guarantee in fixed income financial instruments equivalent to Ch$2,148 million. It also maintains a pledge in favor of the Electronic Stock Exchange for three hundred thousand shares of said institution.

Banchile Corredores de Bolsa S.A. keeps an insurance policy current with Chubb Seguros Chile S.A. that expires June 30, 2026, this considers matters of employee fidelity, physical losses, falsification or adulteration, and currency fraud with a coverage amount equivalent to US$20,000,000.

It also provided a bank guarantee in the amount of UF 410,800 for the benefit of investors in portfolio management contracts. This bank guarantee is revaluated in UF to fixed term, non-endorsable and has a maturity date of January 8, 2026.

It also provided a cash guarantee in the amount of US$122,494.32 for the purpose of complying with the obligations to Pershing, for any operations conducted through that broker, additionally, there are US$724,107.72 for variable equity operations.

A guarantee of UF 10,000 has been constituted, to guarantee compliance with the investment portfolio management service contract. Such guarantee corresponds to a non-endorsable fixed-term indexable bond in UF issued by Banco de Chile effective through January 27, 2026.

(iii)	In subsidiary Banchile Corredores de Seguros Ltda.

According to established in article 58, letter D of D.F.L. 251, as of December 31, 2025 the entity maintains two insurance policies effective from April 15, 2025 to April 14, 2026 which protect it against of potential damages caused by infractions of the law, regulations and complementary rules that regulate insurance brokers, especially when the non-compliance comes from acts, errors or omissions of the broker, its representatives, agents or dependents that participate in the intermediation.

The policies engaged are the following:

Matter insured	Amount Insured (UF)

Errors and omissions liability policy	500
Civil responsibility policy	60,000

(d)	Through Exempt Resolution No. 270 dated October 30, 2014, the Superintendency of Securities and Insurance (currently the Financial Market Commission) imposed a fine of UF 50,000 to Banchile Corredores de Bolsa S.A. for violations of the second paragraph of article 53 of the Securities Market Law. The company filed a claim with the competent Civil Court requesting the annulment of the fine. On December 10, 2019, a judgement in the case was issued reducing the fine to the amount of UF 7,500, which was confirmed in the second instance by the Illustrious Court of Appeals of Santiago. The intervening parties filed cassation appeals in form and substance with the Supreme Court against the sentence in second instance. On August 13, 2024 the Supreme Court ordered the hearing of the case, which is pending as of this date.

The company has not made provisions considering that the Bank’s legal advisors in charge of the procedure estimate that there are solid grounds that the claim filed by Banchile Corredores de Bolsa S.A. can be accepted.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

29.	Interest and Inflation indexation revenue and expenses:

(a)	At the end of the year, the summary is as follows:

	2025			2024			2023
	Interest	Inflation indexation	Total	Interest	Inflation indexation	Total	Interest	Inflation indexation	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Interest and Inflation indexation revenue	2,734,108	675,476	3,409,584	2,940,397	830,662	3,771,059	3,211,883	832,782	4,044,665
Interest and Inflation indexation expenses	(969,638)	(369,864)	(1,339,502)	(1,138,312)	(469,992)	(1,608,304)	(1,634,708)	(489,165)	(2,123,873)
Total net interest income	1,764,470	305,612	2,070,082	1,802,085	360,670	2,162,755	1,577,175	343,617	1,920,792

(b)	The detail of interest and inflation indexation is as follows:

	2025			2024			2023
	Interest	Inflation indexation	Total	Interest	Inflation indexation	Total	Interest	Inflation indexation	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Financial assets at amortized cost
Rights by resale agreements	5,295	—	5,295	4,601	—	4,601	5,984	—	5,984
Debt financial instruments	12,291	11,938	24,229	50,831	26,333	77,164	21,605	27,392	48,997
Loans to banks	38,172	—	38,172	73,707	—	73,707	169,594	—	169,594
Commercial loans	1,238,418	256,024	1,494,442	1,358,243	318,508	1,676,751	1,490,550	320,755	1,811,305
Residential mortgage loans	461,354	452,078	913,432	416,119	547,346	963,465	371,043	546,216	917,259
Consumer loans	837,482	921	838,403	829,034	1,317	830,351	793,499	1,850	795,349
Other financial instruments	45,884	2,387	48,271	71,561	3,453	75,014	62,137	2,843	64,980
Financial assets at fair value through other comprehensive income
Debt financial instruments	127,227	22,794	150,021	169,950	24,896	194,846	327,081	28,397	355,478
Other financial instruments	474	—	474	397	—	397	1,023	—	1,023
Income of accounting hedges on interest rate risk	(32,489)	(70,666)	(103,155)	(34,046)	(91,191)	(125,237)	(30,633)	(94,671)	(125,304)
Total	2,734,108	675,476	3,409,584	2,940,397	830,662	3,771,059	3,211,883	832,782	4,044,665

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

29.	Interest and Inflation indexation revenue and expenses, continued:

(c)	The composition of interest and inflation indexation expenses is as follows:

	2025			2024			2023
	Interest	Inflation indexation	Total	Interest	Inflation indexation	Total	Interest	Inflation indexation	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Financial liabilities at amortized cost
Current accounts and other demand deposits	985	16,346	17,331	1,186	19,956	21,142	1,343	16,677	18,020
Time deposits and saving accounts	626,776	55,934	682,710	810,799	81,947	892,746	1,308,575	96,446	1,405,021
Obligations by repurchase agreements	8,018	—	8,018	9,177	—	9,177	15,183	—	15,183
Borrowings from financial institutions	61,919	—	61,919	71,727	—	71,727	64,603	—	64,603
Debt financial instruments issued	286,327	261,709	548,036	260,203	322,938	583,141	249,438	329,837	579,275
Other financial obligations	—	—	—	—	—	—	—	—	—
Lease liabilities	2,112	—	2,112	2,381	—	2,381	1,980	—	1,980
Financial instruments of regulatory capital issued	35,283	35,875	71,158	34,551	45,151	79,702	34,903	46,205	81,108
Income of accounting hedges of interest rate risk	(51,782)	—	(51,782)	(51,712)	—	(51,712)	(41,317)	—	(41,317)
Total	969,638	369,864	1,339,502	1,138,312	469,992	1,608,304	1,634,708	489,165	2,123,873

(d)	As of December 31, 2025, 2024 and 2023, the Bank uses cross currency and interest rate swaps to hedge its position on changes on the fair value of corporate bonds and commercial loans and cross currency swaps to hedge the risk of variability of obligations flows with foreign banks and bonds issued in foreign currency.

	2025						2024						2023
	Interest		Inflation indexation		Total		Interest		Inflation indexation		Total		Interest		Inflation indexation		Total
	Revenue	Expense	Revenue	Expense	Revenue	Expense	Revenue	Expense	Revenue	Expense	Revenue	Expense	Revenue	Expense	Revenue	Expense	Revenue	Expense
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Gain from fair value accounting hedges	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Loss from fair value accounting hedges	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Gain from cash flow accounting hedges	314,924	361,804	6,766	—	321,690	361,804	186,951	266,878	3,087	—	190,038	266,878	274,897	338,551	2,308	—	277,205	338,551
Loss from cash flow accounting hedges	(347,413)	(310,022)	(77,432)	—	(424,845)	(310,022)	(220,997)	(215,166)	(94,278)	—	(315,275)	(215,166)	(305,530)	(297,234)	(96,979)	—	(402,509)	(297,234)
Net gain on hedge item adjustment	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	(32,489)	51,782	(70,666)	—	(103,155)	51,782	(34,046)	51,712	(91,191)	—	(125,237)	51,712	(30,633)	41,317	(94,671)	—	(125,304)	41,317

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

30.	Fee and commission income and expense:

The income and expenses from fee and commissions shown in the Consolidated Statement of Income for the years ended December 31, 2025, 2024 and 2023 refer to the following items:

	2025	2024	2023
	MCh$	MCh$	MCh$

Fee and commission income
Comissions from debit and credit card services	254,815	232,682	238,523
Remuneration from administration of mutual funds, investment funds or others	172,785	142,311	118,170
Account management fees	75,983	68,969	62,218
Comissions from collections, recoveries and payments	73,654	80,326	81,043
Comissions from guarantees and letters of credit	42,930	41,923	37,399
Brand use agreement	32,617	29,082	32,655
Insurance not related to the granting of credits to natural persons	25,753	25,303	24,772
Comissions from trading and securities management	25,560	19,653	17,287
Use of distribution channel	19,946	24,670	31,184
Insurance related to the granting of credits to natural persons	8,780	11,942	15,428
Insurance not related to the granting of credits to legal entities	7,055	5,144	7,317
Comissions from lines of credit and overdrafts on current account	4,894	4,978	4,958
Financial advisory services	2,549	2,688	5,274
Insurance related to the granting of credits to legal entities	2,145	2,007	2,098
Comissions from factoring operations services	1,307	1,313	1,380
Loan commissions with letters of credit	21	68	106
Other commission earned	23,360	24,288	23,322
Total	774,154	717,347	703,134
of which: recognized over time	766,810	706,602	678,513
of which: recognized at a point in time	7,344	10,745	24,621

Fee and commission expense
Commissions from card transactions	64,735	59,763	54,981
Expenses due to obligations on loyalty programs and merits for cardholders	35,472	39,518	39,731
Interbank transactions	28,350	39,471	50,734
Commissions from use of card brands license	9,165	8,529	9,115
Comissions from securities transaction	6,201	5,293	4,995
Collections and payments	4,010	4,120	4,279
Other fees for services related to the credit card system and payment cards with funds provision as a means of payment	288	—	—
Other commissions from services received	5,230	4,345	4,615
Total	153,451	161,039	168,450

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

31.	Net Financial Result:

The amount of net financial result shown in the Consolidated Statement of Income for the year corresponds to the following concepts:

	2025	2024	2023
	MCh$	MCh$	MCh$
Financial result from:
Financial assets held for trading at fair value through profit or loss:
Financial derivative contracts	2,904,785	3,646,894	4,861,710
Debt Financial Instruments	141,267	128,401	315,119
Other financial instruments	22,409	25,961	25,986
Financial liabilities held for trading at fair value through profit or loss
Financial derivative contracts	(2,958,584)	(3,699,490)	(4,850,496)
Other financial instruments	(569)	(349)	(688)
Subtotal	109,308	101,417	351,631

Derecognition of financial assets and liabilities at amortized cost and financial assets at fair value through other comprehensive income:
Financial assets at amortized cost	(1,703)	200	256
Financial assets at fair value through other comprehensive income	14,875	8,050	(4,522)
Financial liabilities at amortized cost	—	—	(1)
Financial instruments of regulatory capital issued	—	—	—
Subtotal	13,172	8,250	(4,267)

Exchange, indexation and accounting hedging of foreign currency
Gain (loss) from foreign currency exchange	284,282	(23,345)	38,374
Gain (loss) from indexation for exchange rate	(15,870)	20,067	4,148
Net gain (loss) from derivatives in accounting hedges of foreign currency risk	(118,578)	174,091	79,667
Subtotal	149,834	170,813	122,189

Ineffective accounting hedges:
Gain (loss) from ineffective cash flow accounting hedges	—	—	—
Gain (loss) from ineffective accounting hedges of net investment abroad	—	—	—

Total	272,314	280,480	469,553

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

32.	Income from investments in other companies:

The income obtained from investments in companies detailed in note No. 12 corresponds to the following:

	Shareholder	2025	2024	2023
		MCh$	MCh$	MCh$
Income attributable to investments in other companies:
Associates
Transbank S.A.	Banco de Chile	5,942	2,575	7,014
Centro de Compensación Automatizado S.A.	Banco de Chile	2,007	1,875	1,686
Redbanc S.A.	Banco de Chile	1,279	663	288
Sociedad Interbancaria de Depósito de Valores S.A.	Banco de Chile	549	483	460
Administrador Financiero del Transantiago S.A.	Banco de Chile	501	610	723
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Banco de Chile	237	145	86
Servicios de Infraestructura de Mercado OTC S.A.	Banco de Chile	31	151	131
Subtotal Associates		10,546	6,502	10,388

Joint Ventures
Servipag Ltda.	Banco de Chile	1,437	1,676	2,201
Artikos Chile S.A. (*)	Banco de Chile	—	552	820
Subtotal Joint Ventures		1,437	2,228	3,021
Subtotal		11,983	8,730	13,409

Income from disposal of shares in companies:

Joint Ventures
Artikos Chile S.A. (*)	Banco de Chile	—	7,925	—

Total Investments in other companies		11,983	16,655	13,409

(*)	In September 2024, it was agreed to accept the binding purchase offer presented by the Santiago Chamber of Commerce A.G. for 100% of the shares of Artikos Chile S.A. The sale was completed in December of the same year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

33.	Income (expense) from non-current assets and disposal groups held for sale not admissible as discontinued operations:

The composition of the income (expense) of non-current assets and disposal groups not eligible as discontinued operations during the years 2025, 2024 and 2023 is as follows

	2025	2024	2023
	MCh$	MCh$	MCh$

Net income from assets received in payment or awarded in judicial auction
Gain (loss) on sale of assets received in lieu of payment or awarded in judicial auction	2,153	2,361	1,358
Other income from assets received in lieu of payment or awarded in judicial auction	201	57	53
Provisions for adjustments to net realizable value of assets received in lieu of payment or awarded in judicial auction	(2,583)	(3,350)	(2,250)
Write-off of assets received in lieu of payment or awarded in judicial auction	(225)	(1,187)	(485)
Expenses to maintain assets received in lieu of payment or awarded in judicial auction	(1,833)	(1,382)	(1,165)
Non-current assets held for sale
Investments in other companies	—	—	—
Intangible assets	—	—	—
Property and equipment	6,685	938	2,971
Assets for recovery of assets transferred in financial lease operations	1,644	2,105	2,325
Other assets	—	—	—
Disposal groups held for sale	—	—	—
Total	6,042	(458)	2,807

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

34.	Other operating income and expenses:

a)	During the year 2025, 2024 and 2023, the Bank and its subsidiaries record other operating income, detailed as follows:

	2025	2024	2023
	MCh$	MCh$	MCh$

Expense recovery	26,688	26,179	26,310
Indexation of tax refunds from previous years	11,094	8,451	6,905
Income from investment property	6,976	7,147	6,793
Indexation of monthly tax provisional payments	2,765	9,771	9,146
Release of provisions not related to credit risk	—	—	23,355
Other income	954	229	430
Total	48,477	51,777	72,939

b)	During the year 2025, 2024 and 2023, the Bank and its subsidiaries present other operating expenses, according to the following:

	2025	2024	2023
	MCh$	MCh$	MCh$

Write-offs for operating risks	27,568	29,407	30,473
Expense in insurance premiums to cover operational risk events	6,634	6,275	5,779
Expenses for financial lease loan operations	4,240	6,976	4,071
Card administration	3,963	2,209	606
Legal expenses and lawsuits	1,884	2,847	3,063
Write-offs for commercial decisions	766	407	290
Provision for pending operations	514	(124)	(117)
Provisions for lawsuits and litigation	445	419	(617)
Expenses for write-off of leased assets recoveries	398	195	493
Life insurance	320	343	275
Appraisal expense	307	256	250
Renegotiated loan insurance premium	192	235	290
(Release) expense on provisions for operational risk	(355)	558	(706)
Expense recovery from operational risk events	(13,554)	(14,314)	(9,216)
Other expenses	636	350	1,156
Total	33,958	36,039	36,090

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

35.	Personnel expenses:

The detail of this line item during the period 2025, 2024 and 2023 is as follows:

	2025	2024	2023
	MCh$	MCh$	MCh$

Expenses for short-term employee benefits	534,059	528,466	534,177
Expenses for employee benefits due to termination of employment contract	24,133	42,125	35,391
Training expenses	3,437	3,440	3,751
Expenses for nursery and kindergarten	1,494	1,618	1,513
Other personnel expenses	7,232	6,898	7,852
Total	570,355	582,547	582,684

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

36.	Administrative expenses:

This line item is composed of the following:

	2025	2024	2023
	MCh$	MCh$	MCh$
General administrative expenses
Information technology and communications	162,788	157,216	142,731
Maintenance and repair of property and equipment	52,338	51,606	49,699
External advisory services and professional services fees	11,662	11,252	10,326
Surveillance and securities transport services	10,854	11,651	11,265
External financial information and fraud prevention service	8,661	8,129	7,483
Office supplies	8,483	8,497	8,724
Legal and notary expenses	7,317	5,799	5,433
Energy, heating and other utilities	6,844	6,132	5,513
Expenses for short-term leases	4,856	3,658	3,860
External service of documentation custody	4,457	4,664	3,943
Other expenses for obligations under lease contracts	4,099	4,200	4,431
Postal box, mail, postage and home delivery services	4,080	6,325	4,839
Insurance premiums except to cover operational risk events	3,792	4,142	4,167
Representation and travel expenses	3,368	3,191	3,249
Donations	2,782	3,249	3,251
Card embossing service	2,168	2,084	1,756
Fees for other technical reports	1,053	1,063	1,034
Fees for review and audit of the financial statements by the external auditor	906	873	750
Expenses for leases of low value	540	549	509
Title classification fees	168	241	169
Fines applied by other agencies	58	132	108
Other general administrative expenses	9,903	9,393	9,354

Outsourced services
Technological developments expenses, certification and technology testing	21,871	22,323	25,437
Data processing	11,703	11,133	11,907
External credit evaluation service	5,041	5,820	5,729
External collection service	3,551	4,841	4,414
External human resources administration services and supply of external personnel	1,947	1,820	1,724
Call Center service for sales, marketing, quality control customer service	766	1,695	2,192
External cleaning service, cafeteria, custody of files and documents, storage of furniture and equipment	319	473	390
Sales and distribution services for products	318	—	—
Other outsource services	1,603	1,144	1,250

Board of Director´s expenses
Board of Directors’ remuneration	3,641	3,500	3,347
Other Board of directors’ expenses	80	78	111

Advertising	42,466	33,948	39,617

Taxes, contribution payments and other legal charges
Contribution to the banking regulator	14,788	15,248	14,785
Property taxes	5,428	6,020	5,521
Taxes other than income tax	3,007	2,803	2,530
Municipal patents	1,880	1,752	1,647
Other legal charges	47	52	60
Total	429,633	416,696	403,255

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

37.	Depreciation and Amortization:

The amounts corresponding to debits to profit or loss for depreciation and amortization during the year 2025, 2024 and 2023, are detailed as follows:

	2025	2024	2023
	MCh$	MCh$	MCh$

Amortization of intangibles assets
Other intangible assets arising from business combinations	—	—	—
Other independently originated intangible assets	41,453	36,265	29,346
Depreciation of property and equipment
Buildings and land	9,807	9,725	9,295
Other property and equipment	13,837	18,447	21,098
Depreciation and impairment of leased assets
Buildings and land	28,607	28,672	31,195
Other property and equipment	—	—	—
Depreciation for improvements in leased real estate as right-to-use lease assets	1,049	1,135	1,017
Amortization for the right-to-use other intangible assets under lease	—	—	—
Depreciation of other assets for investment properties	357	357	357
Amortization of other assets per activity income asset	—	—	—
Total	95,110	94,601	92,308

38.	Impairment of non-financial assets:

As of December 31, 2025, 2024 and 2023, the detail of the line item for impairment of non-financial assets is composed of the following:

	2025	2024	2023
	MCh$	MCh$	MCh$

Impairment of intangible assets	464	—	25
Impairment of property and equipment	265	1,121	1,754
Impairment of assets from revenue from contracts with customers	1,153	1,730	(17)
Total	1,882	2,851	1,762

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.	Expected credit losses:

(a)	The detail of this line item is as follows:

	2025	2024	2023
	MCh$	MCh$	MCh$

Expense of allowances established for credit risk	462,123	421,210	321,829
Expense of provisions for contingent loans	(290)	(4,200)	(53,875)
Recovery of written-off loans	(71,383)	(65,313)	(63,256)
Impairments for credit risk of other financial assets at amortized cost and financial assets at FVTOCI	4,412	1,009	(2,754)
Total	394,862	352,706	201,944

(b)	Summary of the expense of allowances constituted for credit risk and expected credit losses:

	Expense of allowances constituted in the year
	Evaluation
As of December 31, 2025	Individual	Group	Total
	MCh$	MCh$	MCh$
Loans to Banks
Allowances established	—	—	—
Allowances released	(154)	—	(154)
Subtotal	(154)	—	(154)
Commercial loans
Allowances established	26,000	63,617	89,617
Allowances released	—	—	—
Subtotal	26,000	63,617	89,617
Residential mortgage loans
Allowances established	—	10,326	10,326
Allowances released	—	—	—
Subtotal	—	10,326	10,326
Consumer loans
Allowances established	—	362,334	362,334
Allowances released	—	—	—
Subtotal	—	362,334	362,334
Expense of allowances established for credit risk	25,846	436,277	462,123

Contingent loans
Loans to banks			—
Commercial loans			2,716
Consumer loans			(3,006)
Expenses of provisions for contingent loans			(290)

Impairments for credit risk from financial assets at fair value through other comprehensive income			4,412

Recovery of written-off loans
Loans to banks			—
Commercial loans			(18,127)
Residential mortgage loans			(7,981)
Consumer loans			(45,275)
Subtotal			(71,383)
Total Expected Credit Losses			394,862

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.	Expected credit losses, continued:

	Expense of allowances constituted in the year
	Evaluation
As of December 31, 2024	Individual	Group	Total
	MCh$	MCh$	MCh$
Loans to Banks
Allowances established	559	—	559
Allowances released	—	—	—
Subtotal	559	—	559
Commercial loans
Allowances established	25,039	66,749	91,788
Allowances released	—	—	—
Subtotal	25,039	66,749	91,788
Residential mortgage loans
Allowances established	—	4,976	4,976
Allowances released	—	—	—
Subtotal	—	4,976	4,976
Consumer loans
Allowances established	—	323,887	323,887
Allowances released	—	—	—
Subtotal	—	323,887	323,887
Expense of allowances established for credit risk	25,598	395,612	421,210

Contingent loans
Loans to banks			—
Commercial loans			(5,258)
Consumer loans			1,058
Expenses of provisions for contingent loans			(4,200)

Impairments for credit risk from financial assets at fair value through other comprehensive income			1,009

Recovery of written-off loans
Loans to banks			—
Commercial loans			(19,752)
Residential mortgage loans			(6,941)
Consumer loans			(38,620)
Subtotal			(65,313)
Total Expected Credit Losses			352,706

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.	Expected credit losses, continued:

	Expense of allowances constituted in the year
	Evaluation
As of December 31, 2023	Individual	Group	Total
	MCh$	MCh$	MCh$
Loans to Banks
Allowances established	—	—	—
Allowances released	(270)	—	(270)
Subtotal	(270)	—	(270)
Commercial loans
Allowances established	—	65,734	65,734
Allowances released	(28,145)	—	(28,145)
Subtotal	(28,145)	65,734	37,589
Residential mortgage loans
Allowances established	—	(8,422)	(8,422)
Allowances released	—	—	—
Subtotal	—	(8,422)	(8,422)
Consumer loans
Allowances established	—	292,932	292,932
Allowances released	—	—	—
Subtotal	—	292,932	292,932
Expense of allowances established for credit risk	(28,415)	350,244	321,829

Contingent loans
Loans to banks			—
Commercial loans			(15,670)
Consumer loans			(38,205)
Expenses of provisions for contingent loans			(53,875)

Impairments for credit risk from financial assets at fair value through other comprehensive income			(2,754)

Recovery of written-off loans
Loans to banks			—
Commercial loans			(19,660)
Residential mortgage loans			(11,716)
Consumer loans			(31,880)
Subtotal			(63,256)
Total Expected Credit Losses			201,944

40.	Related Party Disclosures:

Related parties are considered to be those persons or legal entities who are in positions to directly or indirectly have significant influence through their ownership or management of the Bank and its subsidiaries.

According to the above, the Bank has considered as related parties those persons or legal entities who have a direct participation or through third parties on bank ownership, where such interest exceeds 5% of the shares, and also people who, regardless of ownership, have authority and responsibility for planning, management and control of the activities of the entity or its subsidiaries. There also are considered as related the companies in which the parties related by ownership or management of the Bank have a share which is of 5% or higher, or persons who have the position of director, general manager or equivalent.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.	Related Party Transactions, continued:

(a)	Assets and liabilities with related parties:

	Related Party Type
Type of current assets and liabilities with related parties As of December 31, 2025	Parent Entity	Other Legal Entity	Key Personnel of the Consolidated Bank	Other Related Party	Total
ASSETS	MCh$	MCh$	MCh$	MCh$	MCh$
Financial assets held for trading at fair value through profit or loss
Derivative financial instruments	—	231,036	—	—	231,036
Debt financial instruments	—	—	—	—	—
Other financial instruments	—	20	—	—	20
Non-trading financial assets mandatorily measured at fair value through profit or loss	—	—	—	—	—
Financial assets designated as at fair value through profit or loss	—	—	—	—	—
Financial assets at fair value through other comprehensive income	—	33,856	—	—	33,856
Derivative financial instruments for hedging purposes	—	—	—	—	—
Financial assets at amortized cost:
Rights by resale agreements	—	—	—	—	—
Debt financial instruments	—	—	—	—	—
Commercial loans		189,539	1,928	10,553	202,020
Residential mortgage loans	—	—	15,440	62,685	78,125
Consumer Loans	—	—	1,756	10,639	12,395
Allowances established – Loans		(1,562)	(61)	(438)	(2,061)
Other assets	17	285,355	8	95	285,475
Contingent loans	—	167,862	3,401	16,776	188,039

LIABILITIES
Financial liabilities held for trading at fair value through profit or loss
Derivative financial instruments	—	303,280	—	—	303,280
Financial liabilities designated as at fair value through profit or loss
Derivative financial instruments for hedging purposes	—	19,931	—	—	19,931
Financial liabilities at amortized cost:
Current accounts and other demand deposits	300	168,799	2,281	6,105	177,485
Time deposits and saving accounts	45,379	132,812	3,181	17,594	198,966
Obligations by repurchase agreements	—	750	—	—	750
Borrowings from financial institutions	—	137,114	—	—	137,114
Debt financial instruments issued	—	—	—	—	—
Other financial obligations	—	—	—	—	—
Lease liabilities	—	7,036	—	—	7,036
Other liabilities	—	225,578	556	2	226,136

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.	Related Party Transactions, continued:

(a)	Assets and liabilities with related parties, continued:

	Related Party Type
Type of current assets and liabilities with related parties As of December 31, 2024	Parent Entity	Other Legal Entity	Key Personnel of the Consolidated Bank	Other Related Party	Total
ASSETS	MCh$	MCh$	MCh$	MCh$	MCh$
Financial assets held for trading at fair value through profit or loss
Derivative financial instruments	—	273,492	—	—	273,492
Debt financial instruments	—	—	—	—	—
Other financial instruments	—	—	—	—	—
Non-trading financial assets mandatorily measured at fair value through profit or loss	—	—	—	—	—
Financial assets designated as at fair value through profit or loss	—	—	—	—	—
Financial assets at fair value through other comprehensive income	—	5,388	—	—	5,388
Derivative financial instruments for hedging purposes	—	—	—	—	—
Financial assets at amortized cost:
Rights by resale agreements	—	—	—	—	—
Debt financial instruments	—	—	—	—	—
Commercial loans	—	266,912	1,291	9,967	278,170
Residential mortgage loans	—	—	14,694	59,861	74,555
Consumer Loans	—	—	1,656	11,482	13,138
Allowances established – Loans	—	(1,291)	(30)	(326)	(1,647)
Other assets	16	132,549	38	7	132,610
Contingent loans	—	159,749	3,822	17,761	181,332

LIABILITIES
Financial liabilities held for trading at fair value through profit or loss
Derivative financial instruments	—	300,756	—	—	300,756
Financial liabilities designated as at fair value through profit or loss	—	—	—	—	—
Derivative financial instruments for hedging purposes	—	3,137	—	—	3,137
Financial liabilities at amortized cost:
Current accounts and other demand deposits	170	141,497	2,860	6,844	151,371
Time deposits and saving accounts	151,595	78,618	3,093	19,082	252,388
Obligations by repurchase agreements	—	—	—	—	—
Borrowings from financial institutions	—	3,175	—	—	3,175
Debt financial instruments issued	—	—	—	—	—
Other financial obligations	—	—	—	—	—
Lease liabilities	—	9,200	—	—	9,200
Other liabilities	—	140,479	532	5	141,016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.	Related Party Disclosures, continued:

(b)	Income and expenses from related party transactions (*):

As of December 31, 2025	Parent Entity	Other Legal Entity	Key personnel of the consolidated Bank	Other Related party	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Interest and Inflation indexation revenue	—	19,667	1,176	5,447	26,290
Fee and commission income	219	90,950	53	63	91,285
Net Financial Result	—	(12,087)	—	—	(12,087)
Other income	—	—	—	—	—
Total income	219	98,530	1,229	5,510	105,488

Interest and Inflation indexation expense	7,558	4,761	157	855	13,331
Fee and commission expense	—	30,153	—	—	30,153
Expenses credit losses	—	241	35	180	456
Personnel expenses	—	96	34,430	81,084	115,610
Administrative expenses	—	11,051	3,665	76	14,792
Other expenses	—	14	14	40	68
Total expenses	7,558	46,316	38,301	82,235	174,410

As of December 31, 2024	Parent Entity	Other Legal Entity	Key personnel of the consolidated Bank	Other Related party	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Interest and Inflation indexation revenue	—	20,660	1,059	5,964	27,683
Fee and commission income	146	92,827	43	71	93,087
Net Financial Result	—	35,318	—	—	35,318
Other income	—	—	—	—	—
Total income	146	148,805	1,102	6,035	156,088

Interest and Inflation indexation expense	8,420	7,166	249	1,351	17,186
Fee and commission expense	—	28,569	—	—	28,569
Expenses credit losses	—	(1,233)	12	94	(1,127)
Personnel expenses	—	312	37,918	81,818	120,048
Administrative expenses	—	11,462	3,628	88	15,178
Other expenses	—	—	1	11	12
Total expenses	8,420	46,276	41,808	83,362	179,866

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.	Related Party Disclosures, continued:

(b)	Income and expenses from related party transactions (*), continued:

As of December 31, 2023	Parent Entity	Other Legal Entity	Key personnel of the consolidated Bank	Other Related party	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Interest and Inflation indexation revenue	—	29,432	1,298	6,034	36,764
Fee and commission income	165	103,906	24	84	104,179
Net Financial Result	—	(18,367)	—	—	(18,367)
Other income	—	215	—	—	215
Total income	165	115,186	1,322	6,118	122,791

Interest and Inflation indexation expense	1,998	7,329	546	2,505	12,378
Fee and commission expense	—	29,508	—	—	29,508
Expenses credit losses	—	(2,078)	(3)	(15)	(2,096)
Personnel expenses	—	421	38,083	80,430	118,934
Administrative expenses	—	11,776	3,786	229	15,791
Other expenses	—	—	2	23	25
Total expenses	1,998	46,956	42,414	83,172	174,540

(*)	This does not constitute a Statement of Income from operations with related parties since the assets with these parties are not necessarily equal to the liabilities and in each of them the total income and expenses are reflected and not those corresponding to matched operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.	Related Party Disclosures, continued:

(c)	Transactions with related parties: Below are the individual transactions in the period with related parties that are legal entities, which do not correspond to the usual operations of the line of business carried out with customers in general and when said individual transactions consider a transfer of resources, services or obligations greater than UF 2,000.

As of December 31, 2025

		Transaction description					Effect on Profit or loss		Effect on the statement Financial position
Company name	Nature of the relationship with the Bank	Type of service	Term	Renewal conditions	Transactions under equivalent conditions to those transactions conducted on an arm’s length basis	Amount MCh$	Income MCh$	Expenses MCh$	Accounts receivable MCh$	Accounts payable MCh$
Servipag Ltda.	Joint venture	Collection services	30 days	Contract	Yes	4,010	—	4,010	—	328
		IT support services	30 days	Contract	Yes	296	—	296	—	—
		Software development service	30 days	Contract	Yes	85	—	85	—	—
		IT project services	30 days	Contract	Yes	94	—	94	—	—
Bolsa de Comercio de Santiago, Bolsa de Valores	Minority investments	Brokerage commission	30 days	Contract	Yes	292	—	292	—	—
Manantial S.A.	Other related parties	General expenses	30 days	Contract	Yes	329	—	329	—	—
Universidad Del Desarrollo	Other related parties	Advertising services	30 days	Contract	Yes	336	—	336	—	336
Enex S.A.	Other related parties	Rent spaces for ATM	30 days	Contract	Yes	2,257	—	2,257	—	570
		Advertising services	30 days	Contract	Yes	132	—	132	—	—
Redbanc S.A.	Associates	Electronic transaction management services	30 days	Contract	Yes	19,080	—	19,080	—	1,609
		IT project services	30 days	Contract	Yes	207	—	207	—	—
		IT services	30 days	Contract	Yes	190	—	190	—	—
Depósito Central de Valores S.A.	Other related parties	Quality control and custodial services	30 days	Contract	Yes	764	—	764	—	22
		Custodial services	30 days	Contract	Yes	1,178	—	1,178	—	—
CCLV Contraparte Central S.A.	Minority investments	Brokerage commission	30 days	Contract	Yes	325	—	325	—	—
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Associates	Collection services	30 days	Contract	Yes	943	—	943	—	91
Inmobiliaria e Inversiones Capitolio S.A.	Other related parties	Leases	30 days	Contract	Yes	83	—	83	—	—
Fundación Teleton	Other related parties	Advertising services	30 days	Contract	Yes	577	—	577	—	268
		Donations	30 days	Contract	Yes	1,590	—	1,590	—	—
Canal 13	Other related parties	Advertising services	30 days	Contract	Yes	131	—	131	—	—
La Barra S.A.	Other related parties	Advertising services	30 days	Contract	Yes	96	—	96	—	—
Bolsa Electrónica de Chile, Bolsa de Valores	Minority investments	Brokerage commission	30 days	Contract	Yes	189	—	189	—	7
		Service of financial information	30 days	Contract	Yes	95	—	95	—	—
Citibank N.A. United Kingdom	Other related parties	Service of financial information	30 days	Contract	Yes	106	—	106	—	—
Comder Contraparte Central S.A.	Other related parties	Securities clearing services	30 days	Contract	Yes	769	—	769	—	—
Citigroup Global Markets INC	Other related parties	Brokerage commission	30 days	Contract	Yes	369	—	369	—	50
DCV Registros S.A.	Other related parties	IT services	30 days	Contract	Yes	258	—	258	—	—
Transbank S.A.	Associates	Card processing	30 days	Contract	Yes	631	—	631	—	110
		Exchange commission	30 days	Contract	Yes	77,727	77,727	—	—	—
Centro de Compensación Automatizado S.A.	Associates	Transfer services	30 days	Contract	Yes	2,850	—	2,850	—	255
		Fraud prevention services	30 days	Contract	Yes	344	—	344	—	—
		Collection services	30 days	Contract	Yes	147	—	147	—	—
Artikos Chile S.A.	Other related parties	IT services	30 days	Contract	Yes	280	—	280	—	—
		IT support services	30 days	Contract	Yes	236	—	236	—	—
Citibank N.A.	Other related parties	Connectivity business commissions	Quarterly	Contract	Yes	7,991	7,991	—	3,362	—
Desarrollos e Inversiones Internacionales SpA	Other related parties	Common area expenses	30 days	Contract	Yes	101	—	101	—	13
Plaza Oeste SPA	Other related parties	Common area expenses	30 days	Contract	Yes	167	—	167	—	50
		Financial lease agreements	30 days	Contract	Yes	250	—	250	—	592
Plaza del Trébol SPA	Other related parties	Common area expenses	30 days	Contract	Yes	106	—	106	—	127
		Finance lease contract	30 days	Contract	Yes	256	—	256	—	19
Nuevos Desarrollos S.A.	Other related parties	Finance lease contract	30 days	Contract	Yes	193	—	193	—	335
Plaza Vespucio SPA	Other related parties	Finance lease contract	30 days	Contract	Yes	133	—	133	—	32
Plaza Tobalaba SPA	Other related parties	Finance lease contract	30 days	Contract	Yes	133	—	133	—	—
Plaza La Serena SPA	Other related parties	Finance lease contract	30 days	Contract	Yes	257	—	257	—	385
Inmobiliaria Mall Calama S.A.	Other related parties	Finance lease contract	30 days	Contract	Yes	148	—	148	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.	Related Party Disclosures, continued:

(c)	Transactions with related parties, continued:

As of December 31, 2024

		Transaction description					Effect on Profit or loss		Effect on the statement Financial position
Company name	Nature of the relationship with the Bank	Type of service	Term	Renewal conditions	Transactions under equivalent conditions to those transactions conducted on an arm’s length basis	Amount MCh$	Income MCh$	Expenses MCh$	Accounts receivable MCh$	Accounts payable MCh$

Ionix SPA	Other related parties	IT support services	30 days	Contract	Yes	141	—	141	—	—
Servipag Ltda.	Joint venture	IT support services	30 days	Contract	Yes	367	—	367	—	—
		Collection services	30 days	Contract	Yes	4,235	—	4,235	—	387
Bolsa de Comercio de Santiago, Bolsa de Valores	Minority investments	Service of financial information	30 days	Contract	Yes	356	—	356	—	25
		Brokerage commission	30 days	Contract	Yes	423	—	423	—	—
		IT support services	30 days	Contract	Yes	256	—	256	—	—
Enex S.A.	Other related parties	Rent spaces for ATM	30 days	Contract	Yes	1,740	—	1,740	—	498
Universidad del Desarrollo	Other related parties	Advertising service	30 days	Contract	Yes	126	—	126	—	—
Universidad Adolfo Ibáñez	Other related parties	Training	30 days	Contract	Yes	272	—	272	—	—
Bolsa Electrónica de Chile S.A.	Minority investments	Brokerage commission	30 days	Contract	Yes	203	—	203	—	1
		Service of financial information	30 days	Contract	Yes	117	—	117	—	—
DCV Registros S.A.	Other related parties	IT services	30 days	Contract	Yes	294	—	294	—	—
Redbanc S.A.	Associates	Electronic transaction management services	30 days	Contract	Yes	17,658	—	17,658	—	1,707
		IT project services	30 days	Contract	Yes	132	—	132	—	—
		Installation services	30 days	Contract	Yes	81	—	81	—	—
		Fraud prevention services	30 days	Contract	Yes	108	—	108	—	—
		IT services	30 days	Contract	Yes	442	—	442	—	—
Depósito Central de Valores S.A.	Other related parties	Quality control and custodial services	30 days	Contract	Yes	833	—	833	—	90
		Custodial services	30 days	Contract	Yes	1,357	—	1,357	—	—
CCLV Contraparte Central S.A.	Minority investments	Brokerage commission	30 days	Contract	Yes	352	—	352	—	22
Manantial S.A.	Other related parties	General expenses	30 days	Contract	Yes	379	—	379	—	—
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Associates	Collection services	30 days	Contract	Yes	881	—	881	—	91
Comder Contraparte Central S.A.	Other related parties	Securities clearing services	30 days	Contract	Yes	529	—	529	—	—
Citigroup Global Markets INC	Other related parties	Brokerage commission	30 days	Contract	Yes	387	—	387	—	29
Transbank S.A.	Associates	Card processing	30 days	Contract	Yes	498	—	498	—	97
		Project consultation	30 days	Contract	Yes	114	—	114	—	—
		Fraud prevention services	30 days	Contract	Yes	87	—	87	—	—
		Exchange commission	30 days	Contract	Yes	79,025	79,025	—	—	—
Centro de Compensación Automatizado S.A.	Associates	Fraud prevention services	30 days	Contract	Yes	657	—	657	—	333
		Collection services	30 days	Contract	Yes	187	—	187	—	—
		Transfer services	30 days	Contract	Yes	2,803	—	2,803	—	—
Artikos Chile S.A.	Joint venture	IT support services	30 days	Contract	Yes	422	—	422	—	2
		IT services	30 days	Contract	Yes	465	—	465	—	—
Citibank N.A.	Other related parties	Connectivity business commissions	Quarterly	Contract	Yes	8,065	8,065	—	3,272	—
Fundación Teletón	Other related parties	Advertising services	30 days	Contract	Yes	449	—	449	—	121
		Donations	30 days	Contract	Yes	1,599	—	1,599	—	—
Canal 13	Other related parties	Advertising service	30 days	Contract	Yes	202	—	202	—	73
Inmobiliaria e Inversiones Capitolio S.A.	Other related parties	Leases	30 days	Contract	Yes	84	—	84	—	—
Nuevos Desarrollos S.A.	Other related parties	Finance lease contract	30 days	Contract	Yes	180	—	180	—	496
Plaza Vespucio SPA	Other related parties	Finance lease contract	30 days	Contract	Yes	127	—	127	—	154
Plaza Oeste SPA	Other related parties	Finance lease contract	30 days	Contract	Yes	254	—	254	—	810
Plaza del Trebol SPA	Other related parties	Finance lease contract	30 days	Contract	Yes	270	—	270	—	73
Plaza Tobalaba SPA	Other related parties	Finance lease contract	30 days	Contract	Yes	135	—	135	—	113
Plaza La Serena SPA	Other related parties	Finance lease contract	30 days	Contract	Yes	223	—	223	—	543
Inmobiliaria Mall Calama S.A.	Other related parties	Finance lease contract	30 days	Contract	Yes	141	—	141	—	137

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.	Related Party Disclosures, continued:

(d)	Payments to the Board of Directors and to key personnel of the management of the Bank and its subsidiaries:

	2025	2024	2023
	MCh$	MCh$	MCh$
Board of Directors:
Payment of remuneration and allowances of the Board of Directors - Bank and its subsidiaries	3,641	3,500	3,347
Other Board of Director´s expenses	80	78	111

Key Personnel of the Management of the Bank and its Subsidiaries:
Payment for short-term employee benefits	33,118	33,779	36,535
Payment for severance	1,312	4,139	1,548
Subtotal	34,430	37,918	38,083
Total	38,151	41,496	41,541

(e)	Composition of the Board of Directors and key personnel of the Management of the Bank and its subsidiaries:

	2025	2024
	No. of executives
Board of Directors
Directors – Bank and its subsidiaries	17	17

Key Personnel of the Management of the Bank and its Subsidiaries:
CEO – Bank	1	1
CEOs – Subsidiaries	5	5
Division / Area Managers– Bank	74	74
Division / Area Managers– Subsidiaries	30	27
Subtotal	110	107
Total	127	124

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.	Fair Value of Financial Assets and Liabilities:

Banco de Chile and its subsidiaries have defined a corporate framework for valuation and control related with the process to the fair value measurement.

Within the established framework includes the Product Control Unit, which is independent of the business areas and reports to the Financial Management Control and Division Manager. This function befalls to the Financial Control, Treasury and Capital Manager, through the Financial Risk Information and Control Section, is responsible for independent verification of price and results of trading (including derivatives) and investment operations and all fair value measurements.

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

The fair value for instruments with quoted prices in active markets is determined using daily quotes from electronic systems information (such as Santiago Stock Exchange, Bloomberg, LVA and Risk America, etc.). This quote represents the price at which these instruments are regularly traded in the financial markets.

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

A process of independent verification of prices and interest rates is executed daily, in order to control that the market parameters used by Banco de Chile in the valuation of the financial instruments relating to the current state of the market and from them the best estimate derived of the fair value. The objective of this process is to control those the official market parameters provided by the respective business areas, before being entered into the valuation, are within acceptable ranges of differences when compared to the same set of parameters prepared independently by the Financial Risk Information and Control Section. As a result, value differences are obtained at the level of currency, product and portfolio. In the event significant differences exist, these differences are scaled according to the amount of individual materiality of each market factor and aggregated at the portfolio level, according to the grouping levels within previously defined ranges. These ranges are approved by the Finance, International and Financial Risk Committee.

Complementary and in parallel, the Financial Risk Information and Control Section generates and reports daily Profit and Loss (“P&L”) and Exposure to Market Risks, which allow for proper control and consistency of the parameters used in the valuation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.	Fair Value of Financial Assets and Liabilities, continued:

(vi)	Judgmental analysis and information to Management.

Cases, where there are no market quotations for the instrument to be valued and there are no prices for similar transactions instruments or indicative parameters, a specific control and a reasoned analysis must be carried out in order to estimate the fair value of the operation. Within the valuation framework described in the Reasonable Value Policy (and its procedure) approved by the Board of Directors of Banco de Chile, a required level of approval is set in order to carry out transactions where market information is not available, or it is not possible to infer prices or rates from it.

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

For the instruments of the Central Bank of Chile and the General Treasury of the Republic, all those mnemonics belonging to a Benchmark, in other words corresponding to one of the following categories published by the Santiago Stock Exchange, will be considered as Level 1: Pesos-02, Pesos-03, Pesos-04, Pesos-05, Pesos-07, Pesos-10, Pesos-20, UF-02, UF-03, UF-04, UF-05, UF-07, UF-10, UF-20, UF-30. A Benchmark corresponds to a group of mnemonics that are similar in duration and are traded in an equivalent way, i.e., the price (return internal rates in this case) obtained is the same for all the instruments that make up a Benchmark. This feature defines a greater depth of market, with daily quotations that allow classifying these instruments as Level 1.

In the case of debt issued by the Chilean Government, the internal rate of return of the market is used to discount all flows to present value. In the case of mutual funds and equity shares, the current market price per share, which multiplied by the number of instruments results in the fair value.

The preceding described valuation methodology is equivalent to the one used by the Santiago Stock Exchange and correspond to the standard methodology used in the market.

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

The technique used for derivative valuation depends on whether the instrument is impacted by volatility as a relevant market factor. Accordingly, for options, the Black-Scholes-Merton formula is applied, as it incorporates volatility, whereas for other derivatives, such as forwards and swaps, the discounted cash flow method is used.

For the remaining instruments at this level, as for debt issues of level 1, the valuation is done through cash flows model by using an internal rate of return that can be derived or estimated from internal rates of return of similar securities as mentioned above.

If there is no observable price for an instrument in a specific term, the price will be inferred from the interpolation between periods that have observable quoted price in active markets. These models incorporate various market variables, including the credit quality of counterparties, exchange rates and interest rate curves.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.	Fair Value of Financial Assets and Liabilities, continued:

(a)	Hierarchy of instrument valued at Fair value, continued:

Valuation Techniques and Inputs for Level 2 Instrument:

Type of Financial Instrument	Valuation Method	Description: Inputs and Sources
Local Bank and Corporate Bonds	Discounted cash flows model	Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market.

Model is based on a Base Yield (Central Bank Bonds) and issuer spread.

The model is based on daily prices and risk/maturity similarities between Instruments.
Offshore Bank and Corporate Bonds		Prices are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices.
Local Central Bank and Treasury Bonds		Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices.
Mortgage Notes	Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market.

Model is based on a Base Yield (Central Bank Bonds) and issuer spread.

The model takes into consideration daily prices and risk/maturity similarities between instruments.
Time Deposits	Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market.

Model is based on daily prices and considers risk/maturity similarities between instruments.
Cross Currency Swaps, Interest Rate Swaps, FX Forwards, Inflation Forwards	Forward Points, Inflation forecast and local swap rates are provided by market brokers that are widely used in the Chilean market.

Offshore rates and spreads are obtained from third party price providers that are widely used in the Chilean market.

Zero Coupon rates are calculated by using the bootstrapping method over swap rates.
FX Options	Black-Scholes Model	Prices for volatility surface estimates are obtained from market brokers that are widely used in the Chilean market.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.	Fair Value of Financial Assets and Liabilities, continued:

(a)	Hierarchy of instrument valued at Fair value, continued:

Level 3: These are financial instruments whose fair value is determined using unobservable inputs data neither for the assets or liabilities under analysis nor for similar instruments. An adjustment to an input that is significant to the entire measurement can result in a fair value measurement classified within Level 3 of the fair value hierarchy, if the adjustment uses significant unobservable inputs.

The instruments likely to be classified as level 3 are mainly Corporate Debt by Chilean and foreign companies, issued both in Chile and abroad.

Valuation Techniques and Inputs for Level 3 Instrument:

Type of Financial Instrument	Valuation Method	Description: Inputs and Sources
Local Bank and Corporate Bonds	Discounted cash flows model	As inputs for these types of securities are not observable by the market, we model interest rate of returns for them based on a Base Yield (Central Bank Bonds) and issuer spread. These inputs (base yield and issuer spread) are provided on a daily basis by third party price providers that are widely used in the Chilean market.
Offshore Bank and Corporate Bonds	Discounted cash flows model	As inputs for these types of securities are not observable by the market, we model interest rate of returns for them based on a Base Yield and issuer spread. These inputs (base yield and issuer spread) are provided on a weekly basis by third party price providers that are widely used in the Chilean market.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.	Fair Value of Financial Assets and Liabilities, continued:

(b)	Level chart:

The following table shows the classification by levels, for financial instruments measured at fair value.

	Level 1		Level 2		Level 3		Total
	2025	2024	2025	2024	2025	2024	2025	2024
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held for trading at fair value through profit or loss
Financial derivative contracts:
Forwards	—	—	378,983	227,670	—	—	378,983	227,670
Swaps	—	—	1,488,810	2,070,481	—	—	1,488,810	2,070,481
Call options	—	—	332	4,949	—	—	332	4,949
Put options	—	—	2,515	253	—	—	2,515	253
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	1,870,640	2,303,353	—	—	1,870,640	2,303,353
Debt financial instruments:
From the Chilean Government and Central Bank	289,581	210,418	2,508,748	1,285,039	—	—	2,798,329	1,495,457
Other debt financial instruments issued in Chile	—	—	263,104	206,675	14,250	11,273	277,354	217,948
Financial debt instruments issued Abroad	—	—	46,019	976	—	—	46,019	976
Subtotal	289,581	210,418	2,817,871	1,492,690	14,250	11,273	3,121,702	1,714,381

Others	402,259	411,689	—	—	—	—	402,259	411,689

Financial assets at fair value through other comprehensive income
Debt Financial Instruments: (1)
From the Chilean Government and Central Bank	604,907	550,418	569,399	110,359	—	—	1,174,306	660,777
Other debt financial instruments issued in Chile	—	—	2,285,253	1,303,708	53,673	71,922	2,338,926	1,375,630
Financial debt instruments issued abroad	—	—	35,739	51,938	—	—	35,739	51,938
Equity Instruments:
Instruments issued in Chile	8,387	6,920	—	—	357	357	8,744	7,277
Instruments issued abroad	2,386	2,103	—	—	102	112	2,488	2,215
Subtotal	615,680	559,441	2,890,391	1,466,005	54,132	72,391	3,560,203	2,097,837

Derivative financial instruments for hedging purposes
Forwards	—	—	—	—	—	—	—	—
Swaps	—	—	29,714	73,959	—	—	29,714	73,959
Call options	—	—	—	—	—	—	—	—
Put ptions	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	29,714	73,959	—	—	29,714	73,959
Total	1,307,520	1,181,548	7,608,616	5,336,007	68,382	83,664	8,984,518	6,601,219

Financial Liabilities
Financial liabilities held for trading at fair value through profit or loss
Financial derivative contracts:
Forwards	—	—	455,921	241,757	—	—	455,921	241,757
Swaps	—	—	1,621,215	2,197,858	—	—	1,621,215	2,197,858
Call options	—	—	870	4,151	—	—	870	4,151
Put options	—	—	1,459	955	—	—	1,459	955
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	2,079,465	2,444,721	—	—	2,079,465	2,444,721

Others	—	—	512	990	—	—	512	990

Derivative financial instruments for hedging purposes
Forwards	—	—	—	—	—	—	—	—
Swaps	—	—	297,817	141,040	—	—	297,817	141,040
Call options	—	—	—	—	—	—	—	—
Put options	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	297,817	141,040	—	—	297,817	141,040
Total	—	—	2,377,794	2,586,751	—	—	2,377,794	2,586,751

(1)	As of December 31, 2024, 100% of instruments of level 3 are “Investment Grade” instruments . Also, 100% of total of these financial instruments correspond to domestic issuers.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.	Fair Value of Financial Assets and Liabilities, continued:

(c)	Level 3 Reconciliation:

The following table shows the reconciliation between the balances at the beginning and at the end of year for those instruments classified in Level 3, whose fair value is reflected in the Consolidated Financial Statements:

	2025
	Balance as of January 1, 2025	Gain (Loss) Recognized in Income (1)	Gain (Loss) Recognized in Equity (2)	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of December 31, 2025
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial assets held for trading at fair value through profit or loss
Debt Financial Instruments:
Other debt financial instruments issued in Chile	11,273	274	—	15,952	(5,698)	—	(7,551)	14,250
Subtotal	11,273	274	—	15,952	(5,698)	—	(7,551)	14,250

Financial assets at fair value through Other Comprehensive Income:
Debt Financial Instruments:
Other debt financial instruments issued in Chile	71,922	1,225	473	—	(44,801)	61,899	(37,045)	53,673
Equity Instruments:
Instruments issued in Chile	357	—	—	—	—	—	—	357
Instruments issued abroad	112	—	(10)	—	—	—	—	102
Subtotal	72,391	1,225	463	—	(44,801)	61,899	(37,045)	54,132

Total	83,664	1,499	463	15,952	(50,499)	61,899	(44,596)	68,382

	2024
	Balance as of January 1, 2024	Gain (Loss) Recognized in Income (1)	Gain (Loss) Recognized in Equity (2)	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of December 31, 2024
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial assets held for trading at fair value through profit or loss
Debt Financial Instruments:
Other debt financial instruments issued in Chile	34,363	1,409	—	25,279	(56,736)	6,958	—	11,273
Subtotal	34,363	1,409	—	25,279	(56,736)	6,958	—	11,273

Financial assets at fair value through other comprehensive income:
Debt Financial Instruments:
Other debt financial instruments issued in Chile	88,483	586	1,682	58,608	(27,961)	11,268	(60,744)	71,922
Equity Instruments:
Instruments issued in Chile	358	—	(1)	—	—	—	—	357
Instruments issued abroad	25	—	—	87	—	—	—	112
Subtotal	88,866	586	1,681	58,695	(27,961)	11,268	(60,744)	72,391

Total	123,229	1,995	1,681	83,974	(84,697)	18,226	(60,744)	83,664

(1)	Recorded in income under line item “Net financial result”.
(2)	Recorded in equity under the line item “Accumulated other comprehensive income”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.	Fair Value of Financial Assets and Liabilities, continued:

(d)	Sensitivity of instruments classified in Level 3 to changes in key assumptions of models:

The following table shows the sensitivity, by type of instrument, of those instruments classified in Level 3 using alternative in key valuation assumptions:

	As of December 31, 2025		As of December 31, 2024
	Level 3	Sensitivity to changes in key assumptions of models	Level 3	Sensitivity to changes in key assumptions of models
	MCh$	MCh$	MCh$	MCh$

Financial assets held for trading at fair value through profit or loss
Debt financial instruments:
Other debt financial instruments issued in Chile	14,250	(15)	11,273	(255)
Subtotal	14,250	(15)	11,273	(255)

Financial assets at fair value through other comprehensive income
Debt Financial Instruments:
Other debt financial instruments issued in Chile	53,673	(1,652)	71,922	(2,320)
Equity Instruments:
Instruments issued in Chile	357	—	357	—
Instruments issued abroad	102	—	112	—
Subtotal	54,132	(1,652)	72,391	(2,320)
Total	68,382	(1,667)	83,664	(2,575)

With the purpose of determining the sensitivity of the financial investments to changes in significant market factors, the Bank has made alternative calculations at fair value, changing those key parameters for the valuation and which are not directly observable in screens. For financial assets in the table above, which correspond to Bank Bonds and Corporate Bonds, it was considered that, since there are no current observables prices, the input prices will be based on brokers’ quotes. The prices are usually calculated as a base rate plus a spread. For Local Bonds it was determined to apply a 10% impact on the price. The 10% impact is considered reasonable, taking into account the market performance of these instruments and comparing it against the bid/offer adjustment that is provisioned by these instruments.

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

The following table summarizes the fair values of the Bank’s main financial assets and liabilities that are not recorded at fair value in the Statement of Financial Position. The values shown in this note are not attempt to estimate the value of the Bank’s income-generating assets, nor forecast their future behavior. The estimated fair value is as follows:

	Book Value		Estimated Fair Value
	2025	2024	2025	2024
	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	2,590,986	2,699,076	2,590,986	2,699,076
Transactions in the course of collection	414,419	372,456	414,419	372,456
Subtotal	3,005,405	3,071,532	3,005,405	3,071,532
Financial assets at amortized cost
Rights by resale agreements	100,643	87,291	100,643	87,291
Debt financial instruments	460,937	944,074	435,196	892,550
Loans to Banks
Domestic banks	—	299,147	—	299,147
Central Bank of Chile	—	—	—	—
Foreign banks	398,028	366,568	397,340	366,245
Subtotal	959,608	1,697,080	933,179	1,645,233
Loans to customers, net
Commercial loans	19,296,206	19,893,412	18,835,985	19,561,279
Residential mortgage loans	13,896,790	13,197,695	13,957,541	13,000,178
Consumer loans	5,349,315	5,151,755	5,436,873	5,247,985
Subtotal	38,542,311	38,242,862	38,230,399	37,809,442
Total	42,507,324	43,011,474	42,168,983	42,526,207

Liabilities
Transactions in the course of payment	564,172	283,605	564,172	283,605
Financial liabilities at amortized cost
Current accounts and other demand deposits	14,791,870	14,630,797	14,791,870	14,630,797
Time deposits and saving accounts	14,162,408	14,345,223	14,155,640	14,346,676
Obligations by repurchase agreements	286,915	109,794	286,915	109,794
Borrowings from financial institutions	1,296,751	1,103,468	1,278,009	1,071,097
Debt financial instruments issued
Mortgage finance bonds for residential purposes	521	849	578	946
Mortgage finance bonds for general purposes	—	1	—	1
Bonds	10,800,330	9,689,219	10,725,466	9,596,699
Other financial obligations	367,323	284,479	367,323	284,479
Subtotal	41,706,118	40,163,830	41,605,801	40,040,489
Debt financial instruments issued for regulatory capital purposes
Subordinate bonds	1,087,093	1,068,879	1,055,062	1,057,509
Total	43,357,383	41,516,314	43,225,035	41,381,603

Other financial assets and liabilities not measured at their fair value, but for which a fair value is estimated, even if not managed based on such value, include assets and liabilities such as placements, deposits and other time deposits, debt issued, and other financial assets and obligations with different maturities and characteristics. The fair value of these assets and liabilities is calculated using the Discounted Cash Flow model and the use of several data sources such as yield curves, credit risk spreads, etc. In addition, due to the fact that some of these assets and liabilities are not traded on the market, regular reviews and analyzes are required to determine the suitability of the inputs and fair values determined.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.	Fair Value of Financial Assets and Liabilities, continued:

(f)	Levels of other assets and liabilities:

The table below sets forth the fair value of Financial Assets and Liabilities not measured at fair value on the balance sheet, for the years ended December 31, 2025 and 2024:

	Level 1 Estimated Fair Value		Level 2 Estimated Fair Value		Level 3 Estimated Fair Value		Total Estimated Fair Value
	2025	2024	2025	2024	2025	2024	2025	2024
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	2,590,986	2,699,076	—	—	—	—	2,590,986	2,699,076
Transactions in the course of collection	414,419	372,456	—	—	—	—	414,419	372,456
Subtotal	3,005,405	3,071,532	—	—	—	—	3,005,405	3,071,532
Financial assets at amortized cost
Rights by resale agreements	100,643	87,291	—	—	—	—	100,643	87,291
Debt financial instruments	435,196	892,550	—	—	—	—	435,196	892,550
Loans to Banks
Domestic banks	—	299,147	—	—	—	—	—	299,147
Central Bank of Chile	—	—	—	—	—	—	—	—
Foreign banks	—	—	—	—	397,340	366,245	397,340	366,245
Subtotal	535,839	1,278,988	—	—	397,340	366,245	933,179	1,645,233
Loans to customers, net
Commercial loans	—	—	—	—	18,835,985	19,561,279	18,835,985	19,561,279
Residential mortgage loans	—	—	—	—	13,957,541	13,000,178	13,957,541	13,000,178
Consumer loans	—	—	—	—	5,436,873	5,247,985	5,436,873	5,247,985
Subtotal	—	—	—	—	38,230,399	37,809,442	38,230,399	37,809,442
Total	3,541,244	4,350,520	—	—	38,627,739	38,175,687	42,168,983	42,526,207

Liabilities
Transactions in the course of payment	564,172	283,605	—	—	—	—	564,172	283,605
Financial liabilities at amortized cost
Current accounts and other demand deposits	14,791,870	14,630,797	—	—	—	—	14,791,870	14,630,797
Time deposits and saving accounts	—	—	—	—	14,155,640	14,346,676	14,155,640	14,346,676
Obligations by repurchase agreements	286,915	109,794	—	—	—	—	286,915	109,794
Borrowings from financial institutions	—	—	—	—	1,278,009	1,071,097	1,278,009	1,071,097
Debt financial instruments issued
Mortgage finance bonds for residential purposes	—	—	578	946	—	—	578	946
Mortgage finance bonds for general purposes	—	—	—	1	—	—	—	1
Bonds	—	—	10,725,466	9,596,699	—	—	10,725,466	9,596,699
Other financial obligations	—	—	—	—	367,323	284,479	367,323	284,479
Subtotal	15,078,785	14,740,591	10,726,044	9,597,646	15,800,972	15,702,252	41,605,801	40,040,489
Debt financial instruments issued for regulatory capital purposes
Subordinate bonds	—	—	—	—	1,055,062	1,057,509	1,055,062	1,057,509
Total	15,642,957	15,024,196	10,726,044	9,597,646	16,856,034	16,759,761	43,225,035	41,381,603

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.	Fair Value of Financial Assets and Liabilities, continued:

(f)	Levels of other assets and liabilities, continued:

The Bank determines the fair value of these assets and liabilities according to the following:

●	Short-term assets and liabilities: For assets and liabilities with short-term maturity, it is assumed that the book values approximate to their fair value. This assumption is applied to the following assets and liabilities:

Assets	Liabilities
- Cash and deposits in banks	- Current accounts and other demand deposits
- Transactions in the course of collection	- Transactions in the course of payments
- Rights by resale agreements	- Obligations by repurchase agreements
- Loans to domestic banks (including the Central Bank of Chile)

●	Loans to Customers and Advances to foreign banks: Fair value is determined by using the discounted cash flow model and internally generated discount rates, based on internal transfer rates derived from our internal transfer pricing process. Upon determination of the present value, we deduct the related loan loss allowances to incorporate the credit risk associated with each contract or loan. As we use internally generated parameters for valuation purposes, we categorize these instruments in Level 3.

●	Debt financial instruments at amortized cost: The fair value is calculated with the methodology of the Stock Exchange, using the IRR observed in the market. Because the instruments that are in this category correspond to Treasury Bonds that are Benchmark, they are classified in Level 1.

●	Mortgage finance bonds and Bonds: In order to determine the present value of contractual cash flows, we apply the discounted cash flow model by using market interest rates that are available in the market, either for the instruments under valuation or instruments with similar features that fit valuation needs in terms of currency, maturities and liquidity. The market interest rates are obtained from third party price providers widely used by the market. As a result of the valuation technique and the quality of inputs (observable) used for valuation, we categorize these financial liabilities in Level 2.

●	Saving Accounts, Time Deposits, Borrowings from Financial Institutions (including the Central Bank of Chile), Subordinated Bonds and Other financial liabilities : The discounted cash flow model is used to obtain the present value of committed cash flows by applying a bucket approach and average adjusted discount rates that derived from both market rates for instruments with similar features and our internal transfer pricing process. Because we use internally generated parameters and/or apply significant judgmental analysis for valuation purposes, we categorize these financial liabilities in Level 3.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

42.	Maturity according to their remaining Terms of Financial Assets and Liabilities:

The table below details the main financial assets and liabilities grouped in accordance with their remaining maturity, including capitals and accrued interest as of December 31, 2025 and 2024. As these are for trading and financial instruments at fair value through other comprehensive income they are included at their fair value:

	2025
	On demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Subtotal over 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and deposits in banks	2,590,986	—	—	—	2,590,986	—	—	—	—	2,590,986
Transactions in the course of collection	—	414,419	—	—	414,419	—	—	—	—	414,419
Financial assets held for trading at fair value through profit or loss
Derivative financial instruments	—	168,297	136,487	323,653	628,437	398,808	386,942	456,453	1,242,203	1,870,640
Debt financial instruments	—	3,121,702	—	—	3,121,702	—	—	—	—	3,121,702
Others	—	402,259	—	—	402,259	—	—	—	—	402,259
Financial assets at fair value through other comprehensive income
Debt Financial Instruments	—	71,180	341,097	1,162,592	1,574,869	1,339,478	218,817	415,807	1,974,102	3,548,971
Equity Instruments	—	—	—	—	—	—	—	11,232	11,232	11,232
Derivative financial instruments for hedging purposes	—	—	—	—	—	9,670	—	20,044	29,714	29,714
Financial assets at amortized cost
Rights by resale agreements	—	79,029	20,337	1,277	100,643	—	—	—	—	100,643
Debt financial instruments (*)	—	—	8,620	—	8,620	133,217	319,119	—	452,336	460,956
Loans to Banks (**)	—	186,241	8,838	204,713	399,792	—	—	—	—	399,792
Loans to customers (**)	—	5,629,789	2,215,757	7,141,898	14,987,444	7,033,442	4,612,946	12,620,482	24,266,870	39,254,314
Total financial assets	2,590,986	10,072,916	2,731,136	8,834,133	24,227,998	8,914,615	5,537,824	13,524,018	27,976,457	52,205,628

	2025
	On demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Subtotal over 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities
Transactions in the course of payment	—	564,172	—	—	564,172	—	—	—	—	564,172
Financial liabilities held for trading at fair value through profit or loss
Derivative financial instruments	—	205,436	136,315	350,100	691,851	546,890	381,826	458,898	1,387,614	2,079,465
Others	—	203	309	—	512	—	—	—	—	512
Derivative financial instruments for hedging purposes	—	—	—	—	—	4,363	53,287	240,167	297,817	297,817
Financial liabilities at amortized cost
Current accounts and other demand deposits	14,791,870	—	—	—	14,791,870	—	—	—	—	14,791,870
Time deposits and saving accounts (***)	—	9,119,787	2,863,533	1,765,508	13,748,828	6,467	793	631	7,891	13,756,719
Obligations by repurchase agreements	—	286,915	—	—	286,915	—	—	—	—	286,915
Borrowings from financial institutions	—	64,758	322,064	773,675	1,160,497	136,254	—	—	136,254	1,296,751
Debt financial instruments issued
Mortgage finance bonds	—	53	34	20	107	83	89	242	414	521
Bonds	—	85,903	412,740	1,120,727	1,619,370	2,516,201	1,715,429	4,949,330	9,180,960	10,800,330
Other financial obligations	—	367,323	—	—	367,323	—	—	—	—	367,323
Lease liabilities	—	2,217	4,435	16,917	23,569	32,855	10,827	7,092	50,774	74,343
Regulatory capital financial instruments	—	2,153	—	105,722	107,875	11,039	9,241	958,938	979,218	1,087,093
Total financial liabilities	14,791,870	10,698,920	3,739,430	4,132,669	33,362,889	3,254,152	2,171,492	6,615,298	12,040,942	45,403,831

(*)	These balances are presented without deduction of impairment, which amount to Ch$19 million.
(**)	These balances are presented without deduction of their related allowances, which amount to Ch$712,003 million for loans to customers and Ch$1,764 million for borrowings from financial institutions.
(***)	Excludes term saving accounts, which amount to Ch$405,689 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

42.	Maturity according to their remaining Terms of Financial Assets and Liabilities, continued:

	2024
	On demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and deposits in banks	2,699,076	—	—	—	2,699,076	—	—	—	—	2,699,076
Transactions in the course of collection	—	372,456	—	—	372,456	—	—	—	—	372,456
Financial assets held for trading at fair value through profit or loss
Derivative financial instruments	—	87,403	120,813	465,718	673,934	540,872	405,243	683,304	1,629,419	2,303,353
Debt financial instruments	—	1,714,381	—	—	1,714,381	—	—	—	—	1,714,381
Others	—	411,689	—	—	411,689	—	—	—	—	411,689
Financial assets at fair value through other comprehensive income
Debt Financial Instruments	—	123,164	250,542	683,008	1,056,714	196,319	590,462	244,850	1,031,631	2,088,345
Equity Instruments	—	—	—	—	—	—	—	9,492	9,492	9,492
Derivative financial instruments for hedging purposes	—	—	—	4,783	4,783	25,936	15,741	27,499	69,176	73,959
Financial assets at amortized cost
Rights by resale agreements	—	55,295	31,242	754	87,291	—	—	—	—	87,291
Debt financial instruments (*)	—	—	16,833	—	16,833	477,895	131,070	318,311	927,276	944,109
Loans to Banks (**)	—	398,512	57,306	211,885	667,703	—	—	—	—	667,703
Loans to customers, net (**)	—	5,405,475	2,853,497	7,464,859	15,723,831	6,849,850	4,175,945	12,186,670	23,212,465	38,936,296
Total financial assets	2,699,076	8,568,375	3,330,233	8,831,007	23,428,691	8,090,872	5,318,461	13,470,126	26,879,459	50,308,150

	2024
	On demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities
Transactions in the course of payment	—	283,605	—	—	283,605	—	—	—	—	283,605
Financial liabilities held for trading at fair value through profit or loss
Derivative financial instruments	—	80,124	103,327	450,350	633,801	674,660	475,577	660,683	1,810,920	2,444,721
Others	—	580	—	—	580	410	—	—	410	990
Derivative financial instruments for hedging purposes	—	—	—	10,741	10,741	241	28,906	101,152	130,299	141,040
Financial liabilities at amortized cost
Current accounts and other demand deposits	14,630,797	—	—	—	14,630,797	—	—	—	—	14,630,797
Time deposits and saving accounts (***)	—	9,205,679	2,636,427	2,073,931	13,916,037	53,594	452	547	54,593	13,970,630
Obligations by repurchase agreements	—	109,214	65	515	109,794	—	—	—	—	109,794
Borrowings from financial institutions	—	7,945	161,196	783,552	952,693	150,775	—	—	150,775	1,103,468
Debt financial instruments issued
Mortgage finance bonds	—	138	140	161	439	40	86	285	411	850
Bonds	—	4,451	134,852	1,033,995	1,173,298	2,577,932	2,043,457	3,894,532	8,515,921	9,689,219
Other financial obligations	—	284,479	—	—	284,479	—	—	—	—	284,479
Lease liabilities	—	2,252	4,728	19,046	26,026	36,552	18,746	10,105	65,403	91,429
Regulatory capital financial instruments	—	1,815	—	112,095	113,910	13,514	11,365	930,090	954,969	1,068,879
Total financial liabilities	14,630,797	9,980,282	3,040,735	4,484,386	32,136,200	3,507,718	2,578,589	5,597,394	11,683,701	43,819,901

(*)	These balances are presented without deduction of impairment, which amounts to Ch$35 million.
(**)	These balances are presented without deduction of their related allowances, which amount to Ch$693,434 million for loans to customers and Ch$1,988 million for borrowings from financial institutions.
(***)	Excludes term saving accounts, which amount to Ch$374,593 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

43.	Financial and Non-Financial Assets and Liabilities by Currency:

As of December 31, 2025	CLP	UF	FX Indexation	USD	GBP	EUR	CHF	JPY	CNY	Others	TOTAL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Financial assets	24,352,419	22,953,795	187,136	3,761,516	18,278	148,857	4,009	13,147	29,502	23,183	51,491,842
Non-financial assets	2,076,559	7,822	1,209	526,132	21	955	68	—	—	—	2,612,766
Total assets	26,428,978	22,961,617	188,345	4,287,648	18,299	149,812	4,077	13,147	29,502	23,183	54,104,608

Liabilities
Financial liabilities	26,552,178	11,503,391	252	6,208,712	6,079	129,357	262,499	232,405	18,817	895,830	45,809,520
Non-financial liabilities	1,508,458	9,797	1,687	84,012	5	2,573	571	12	3	123	1,607,241
Total liabilities	28,060,636	11,513,188	1,939	6,292,724	6,084	131,930	263,070	232,417	18,820	895,953	47,416,761

Mismatch of financial assets and liabilities (*)	(2,199,759)	11,450,404	186,884	(2,447,196)	12,199	19,500	(258,490)	(219,258)	10,685	(872,647)	5,682,322

(*)	This value does not consider non-financial assets and liabilities and the notional values of derivative instruments, which are disclosed at fair value.

As of December 31, 2024	CLP	UF	FX Indexation	USD	GBP	EUR	CHF	JPY	CNY	Others	TOTAL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Financial assets	21,372,789	22,335,846	171,396	5,307,262	35,762	280,162	62,903	18,750	5,462	22,361	49,612,693
Non-financial assets	1,951,157	49,318	11,699	429,341	—	1,270	—	—	—	64	2,442,849
Total assets	23,323,946	22,385,164	183,095	5,736,603	35,762	281,432	62,903	18,750	5,462	22,425	52,055,542

Liabilities
Financial liabilities	25,758,219	11,083,785	176	5,801,348	6,837	297,367	170,907	230,051	—	845,804	44,194,494
Non-financial liabilities	1,222,116	6,455	1,252	122,721	26	3,375	2	34	—	171	1,356,152
Total liabilities	26,980,335	11,090,240	1,428	5,924,069	6,863	300,742	170,909	230,085	—	845,975	45,550,646

Mismatch of financial assets and liabilities (*)	(4,385,430)	11,252,061	171,220	(494,086)	28,925	(17,205)	(108,004)	(211,301)	5,462	(823,443)	5,418,199

(*)	This value does not consider non-financial assets and liabilities and the notional values of derivative instruments, which are disclosed at fair value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report:

(1)	Introduction:

Banco de Chile seeks to maintain a risk profile that ensures the sustainable growth that is aligned with its strategic objectives, maximizing value creation and guarantee its long-term solvency. The Overall risk management takes into consideration the different business segments to which the Bank, provides services, being approached from a comprehensive and differentiated perspective.

Our risk management policies are established to identify and analyze the risks faced by the Bank, set appropriate risk limits, alerts and controls, monitor risks and compliance with limits and alerts in order to perform the necessary action plans. Through its administration policies and procedures, the Bank develops a disciplined and constructive control environment. Policies as well as risk management standards, procedures and systems are regularly reviewed, and with strict adherence to compliance with the current regulatory framework.

For such purposes, the Bank has teams with extensive experience and knowledge in each area associated with risks, ensuring comprehensive and consolidated management of such risks, including the Bank and its subsidiaries.

(a)	Risk Management Structure

Credit, Market and Operational Risk Management are at all levels within the Organization, with a Corporate Governance structure that recognizes the significance of the different risk areas that exist.

The Bank’s Board of Directors as the maximum authority is responsible for establishing risk policies, the Risk Appetite Framework, and the guidelines for the measurement criteria and follow up of risks. Also, it approves the risk limits and contingency plans for each of the risks. Moreover, it approves the following policies: Credit risk policy, policy for complex products and services, operational risk policy, business continuation policy, outsourcing policy, market risk policy and liquidity risk policy. Likewise, it approves the provision models, Additional Allowances Policy and pronounces annually on the adequacy of allowances. Additionally, it approves the capital management policy for the monitoring, control, administration and the management of the Bank´s capital. Also, it confirms the strategies, functional structure and comprehensive management model of Operational Risk and guarantees the consistency of this model with the Bank’s strategy and proper implementation of the model within the organization. Accordingly, it has approved the risk management policy of the model together with the development framework, validates and follows up on the models. Furthermore, it establishes the Subsidiary Risk Control Policy, describing the supervision scheme that the Bank applies to the relevant subsidiaries to control the risks that affect them. Management is responsible both for the establishment of standards and associated procedures as well as for the control and compliance with that agreed by the Board of Directors, ensuring that there is consistency between the criteria applied by the Bank and its subsidiaries, maintaining strict coordination at the corporate level and informing the Board of Directors at the defined instances.

The Bank’s Corporate Governance considers the active involvement of the Board, acting directly or through different committees made up of Directors and members of the Senior Management. It is regularly informed and becomes aware of the evolution of the different risk management areas, being involved through its Finance, International and Financial Risk, Credit, Portfolio Risk Committee, Higher Committee on Operational Risk and Capital Management, in which the status of credit, market and operational risks and the Bank’s capital management are reviewed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(1)	Introduction, continued:

(a)	Risk Management Structure, continued:

In addition to the Directors’ Committees, the Bank’s Management has the Technical Committee for the Supervision of Internal Models, the Model Risk Management Committee and the Operational Risk Committee, which review specific matters.

The sections below describe the different Board of Directors’ and Management’s committees mentioned above.

Risk Management is performed by the Corporate Risk Division, which by having highly experienced and specialized teams, together with a sound regulatory framework, allows for optimal and effective management of the matters it addresses.

The Corporate Risk Division contributes to providing effective governance to the Corporation’s main risks, with a focus on optimizing the risk-return relationship, ensuring business continuity and generating a robust risk culture, identifying potential losses derived from the non-compliance of counterparties, movements in market factors or the lack of adequacy of processes, people or systems, comprehensively contributing to capital management.

Likewise, it continually manages risk knowledge from a comprehensive approach, in order to contribute to the business anticipating threats that may damage the solvency and quality of the portfolio, promoting a unique risk culture towards the Corporation through training and permanent training.

Within this Division, the Bank’s risk functions are integrated as follows, ensuring, at the same time, the correct segregation of duties and independence:

-	Market Risk: Is responsible for developing the function of measuring, limiting, controlling and reporting on market risk, along with defining valuation standards and managing the Bank’s assets and liabilities. Moreover, this Management is responsible for taking care of the compliance of market risk management policies, liquidity management, investment in debt instruments approved by the Board of Directors and to communicate promptly the status of market risks in detail accordingly.

-	Wholesale Credit Risk Admission: is responsible for managing, resolving and controlling the approval process of businesses related to the Wholesale segment portfolio, including specific sectors and products for this portfolio, ensuring consistency, compliance and consistency of policies. for credit risk both in the Bank and in its subsidiaries.

-	Retail Admission, Regulations and Risk Transformation: Responsible for defining the credit risk management framework, both for reactive and proactive retail origination, within the defined regulatory scope and risk appetite established by the Bank. Also, the maintenance and implementation of all credit risk strategies associated with the automatic evaluation.

The regulatory body, manages credit risk, policies, standards and procedures of credit risk, adapting the established requirements and processes, for all segments on a cross-cutting manner in the Bank. Likewise, it conducts reviews of the quality of the credit process applied to retail banks and the continuous training of executives.

-	Special Asset Management: is responsible for the collection of loans from all of the Bank’s customer segments, with differentiated management in accordance with the institutional policies.

In addition, it is responsible for managing the sale of assets recovered by the Bank, arising from credit recovery processes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(1)	Introduction, continued:

(a)	Risk Management Structure, continued:

-	Risk Management Monitoring, Reporting and Control: is responsible for managing and reporting credit risk, especially through monitoring the main portfolio indicators and in-depth analysis of situations and scenarios of special attention, timely detecting issues that may affect certain products, debtors or sectors, with the aim of minimizing the risk assumed and anticipating situations that could lead to loan losses.

Likewise, it provides information to the different governance bodies and areas involved in the decision-making process and contributes to providing effective governance to the Corporate Risk Division projects, ensuring regulatory compliance and the proper performance of the projects. Themselves, as well as being responsible for the management control of the Corporate Risk Division.

-	Risk Models: is responsible for developing, maintaining and updating credit risk models, whether for regulatory or management uses, in accordance with local and international regulations, determining the functional specifications and the most appropriate statistical techniques for the development of the required models. These models are involved in the measurement and management of model risk performed by the Model Risk and Internal Control Management, and presented to the relevant government bodies, such as the Technical Committee for the Supervision of Internal Models, the Portfolio Risk Committee or the Board of Directors, as appropriate.

Additionally, this Area is responsible for managing the process of calculating allowances for credit risk, ensuring the correct perfomance of the processes and analysis of the results obtained.

-	Model Risk and Internal Control: Is responsible for managing the risks associated with models and processes, and for such purpose, is supported by the functions of model validation and monitoring, model risk management, and internal control.

It conducts an independent review, evaluating the quality of the data, modeling techniques, compliance with regulatory provisions, its implementation within the institution and existing documentation. It also tracks the performance of the models and monitors each stage of the life cycle of the models within its scope, with the final purpose of generating mechanisms that allow it to measure and manage the level of model risk to which the Bank is exposed.

Finally, it is responsible for conducting an independent assessment of the internal control environment. For this purpose it has procedures that use the COSO 2013 (Committee of Sponsoring Organizations of the Treadway Commission) framework as a reference, which comprises five components: control environment, risk assessment, control activities, information and communication, and monitoring. This is carried out within the context of complying with local and international regulatory requirements, through the Updated Compilation of Regulations issued by the Financial Market Commission and Section 404 of the Sarbanes-Oxley Act, respectively.

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

As part of the structure, the Business Continuity Management is responsible for the management, control, and administration of recovery strategies in contingency situations. In addition, it ensures the Bank’s operational resilience by maintaining the crisis-management governance model, guaranteeing the continuity of critical services and operations, particularly those related to critical payment products and services. This model is strengthened through a comprehensive resilience framework that includes ongoing training programs, plan updates, and controlled testing to validate the effectiveness of the strategies against disruptive events that may impact the Bank, thereby reinforcing its capacity to respond safely and efficiently. Additionally, the structure includes the role and responsibilities of the Information Security Officer (ISO), who operates independently from the Cybersecurity Division. The ISO’s function is to design and implement controls by monitoring the activities carried out by the organizational units responsible for information security, cybersecurity, and technology risk within the Bank and its subsidiaries.

Additionally, the Bank has the Cybersecurity Division, which is responsible for defining, implementing and reporting the progress of the Strategic Cybersecurity Plan in line with the Bank’s business strategy, with one of its main focuses being to protect internal information, of its clients and collaborators.

This Division consists of the Governance and Identity Management, the Cyber Defense Management and the Technological Risk and Cyber Intelligence Management. The Cybersecurity Management and Subsidiaries Control Department is also part of the division, as a control unit. Section 5 of this Note describes the responsibilities of the indicated Managements.

Bank’s Board of Directors’ and Management’s Committees

(i)	Finance, International and Financial Risk Committee

In general terms, the objectives of this committee are to monitor and continuously review the liquidity status and, trends in the most important financial positions, as well as the associated results, and the price and liquidity risks that will be generated. Certain of its specific functions include, the review of the proposal to the Board of Directors of the Risk Appetite Framework (RAF), the Financing Plan and the structure of limits and alerts for price and liquidity risks, reviewing and approving the Comprehensive Risk Measurement (CRM) for subsequent due review in the Capital Management Committee and approval by the Board of Directors, the design of policies and procedures related to the establishment of limits and alerts for price risk and liquidity risk; reviewing the evolution of financial positions and market risks; monitoring limit excesses and alert activations; ensuring adequate identification of risk factors in financial positions; ensuring that the price and liquidity risk management guidelines in the Bank’s subsidiaries are consistent with those of the Bank, and that these are reflected in its own policies and procedures.

(ii)	Credit Committees

The credit approval process is performed mainly through several credit committees, which are composed of qualified professionals and with the sufficient powers to make the decisions required.

Each committee defines the terms and conditions under which the Bank accepts counterparty risks, and the Corporate Risk Division participates independently and autonomously of the commercial areas. They are constituted according to the commercial segments and the amounts to be approved and have different meeting periodicities.

Within the Bank´s risk management structure, the maximum approval instance is the Director´s Credit Committee. Its functions are to resolve all credit transactions associated with customers and economic groups with approved lines of credit in excess of UF 750,000, and to approve all credit transactions where the Bank’s internal regulations require approval from this Committee, except for any special powers delegated by the Board of Directors to Management.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(1)	Introduction, continued:

(a)	Risk Management Structure, continued:

(iii)	Portfolio Risk Committee

Among other duties, the Portfolio Risk Committee must understand the composition, concentration and risks attached to the bank’s loan portfolio, from a global, sectoral and business unit perspective, review and approve the comprehensive risk measurement (CRM) and the Credit Risk Appetite Framework (RAF) in the area of credit risk; It must review the main debtors, their delinquency, past-due portfolio and impairment indicators, together with the write-offs and loan portfolio allowances for each segment. It must propose differentiated management strategies, as well as analyzing and agreeing on the and analyze credit policy proposals that will be approved by the Board of directors. This committee also reviews and confirms the approvals of management models and methodologies Also, this committee is responsible for reviewing and ratifying the approvals of management models and methodologies previously conducted by the Technical Committee for the Supervision of Internal Models, as well as proposing the regulatory models and methodologies for final approval by the Board of Directors.

(iv)	Collection Committee

The purpose of the Collection Committee is fundamentally to ensure the ongoing and proper monitoring of credit collection activities. In particular, it focuses on reviewing the results and evolution of the amounts assigned to collection across the different delinquency stages of each product, as well as the productivity and recovery performance of the various banking segments

(v)	Senior Operational Risk Committee

The Senior Operational Risk Committee makes any necessary changes to the processes, controls and information systems that support the Bank’s transactions, to mitigate operational risks, and assure that areas can appropriately manage and control these risks.

This Committee has functions dedicated to supervising appropriate operational risk management at the bank and its subsidiaries, and for implementing the policies, standards and methods associated with the bank’s comprehensive operational risk management model. It plans initiatives to develop it and publishes them throughout the bank. It promotes a culture of operational risk management within the bank and its subsidiaries; review and approve the comprehensive risk measurement regarding Operational Risk. It approves the bank’s operational risk appetite framework; ensures compliance with the current regulatory framework, in matters that are limited to Operational Risk; become aware of the main frauds, incidents, events and their root causes, impacts and corrective measures accordingly; ensure the long-term solvency of the Organization (business continuity plans, information security and cybersecurity, controls, among others), avoiding risk factors that may jeopardize the continuity of the Bank. To decide about new products and services, and to verify the consistency of the operational risk management policies, business continuation, information security and cyber security across the bank’s subsidiaries, monitors their compliance, and reviews operational risk management at subsidiaries; become aware of the level of risk to which the bank is exposed in its outsourced services, sanction the selection of the model to perform stress tests and scenario selection methodologies and evaluate the results, among others.

(vi)	Capital Management Committee

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

(vii)	Technical Committee for the Supervision of Internal Models

Among other functions, this committee must ensure compliance with the main guidelines to be used for the construction of models; analyze the adopted criteria and review and approve methodologies associated with non-regulatory models, which must be submitted to the Portfolio Risk Committee for consideration, for final confirmation; For regulatory models, this Committee is limited to its review, leaving approval in the hands of the Portfolio Risk Committee and subsequently the Board of Directors. He is also in charge of ensuring compliance with the model monitoring guidelines, which are also approved by the Board of Directors.

(viii)	Model Risk Management Committee

Its main function is to establish and oversee the institution-wide model risk management framework. Among other responsibilities, this committee reviews and discusses the identification and assessment of model risks based on aggregated results, provides guidelines and verifies the consistency of policies with subsidiaries, ensures the updating of the institutional inventory of models and methodologies, reviews the status of observations and action plans, and submits the Model Risk Management Policy to the Board of Directors for review and approval.

(b)	Internal Audit

The risk management processes of the entire Bank are permanently audited by the Internal Audit Area, which examines the sufficiency of the procedures and their compliance. Internal Audit discusses the results of all evaluations with Management and reports its findings and recommendations to the Board of Directors through the Audit Committee.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(1)	Introduction, continued:

(c)	Measurement Methodology

Regarding to Credit Risk, loan loss provision and write offs are the fundamental metrics of the credit quality of our portfolio.

Banco de Chile permanently evaluates its loan portfolio, timely recognizing its risks. The bank has a set of guidelines related to modelling techniques for decision model development (scoring, campaigns and collection models), expected credit losses and stress testing. These guidelines and the resulting models are approved by the Board of Directors.

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

In 2025, the Bank made a few adjustments to the ECL models, more precisely to their PD forecasting (forward-looking) model for the individual portfolio, including more recent macroeconomic data. As a result of that, these adjustments resulted in an non-material variation of our ECL estimates.

The monitoring and control of risks are carried through a set of limits established by the Board of Directors. These limits reflect the Bank’s business and market strategy, as well as the level of risk that it is willing to accept.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(2)	Credit Risk

Credit risk considers the likelihood that the counterparty in the credit operation will not be able to fulfill its contractual obligation due to inability or financial insolvency, and this leads to a potential credit loss.

The Bank seeks an adequate risk-return relation, and an appropriate balance of the risks assumed, through permanent credit risk management considering the processes of admission, monitoring and recovery of the loans granted. It establishes the risk management framework for the different business segments to which it provides services, responding to regulatory demands and commercial dynamism, being part of the digital transformation and contributing from a risk perspective to the various businesses addressed, through a vision of the portfolio that allows managing, resolving and controlling the business approval and monitoring process in an efficient and proactive manner.

The Bank’s credit risk disclosures presented in this note are prepared using internal risk management metrics, including gross exposure and exposure at default (EAD). The gross carrying amounts exposed to credit risk are disclosed in Note 11 and Note 23.

In the business segments, the application of additional management processes is taken into consideration, to the extent required, for those financing requests that that will have a greater exposure to environmental and/or social risks.

The Bank integrates the socio-environmental criteria in its evaluations for the granting of financing destined to the development of projects, whether nation wide or regional, and that can generate an impact of this type, where they are executed. For the financing of projects, projects must have the corresponding permits, authorizations, patents and studies, according to the impact they generate. In addition, the Bank has specialized units for proving services to large customers, through which the financing of project development is concentrated, including those of Public Works concessions that contemplate the construction of infrastructure, mining, electrical and real estate developments that can generate an environmental impact.

During 2025, the Bank continues to identify risks associated with climate change, producing heat maps for the individual portfolio related to exposure to Physical Risks (at the level of geographic areas within the country) and Transition Risks (at the level of economic sectors).

Credit policies and processes materialize in the following management principles, which are addressed with a specialized approach according to the characteristics of the different markets and segments to which services are provided, recognizing the singularities of each one of them:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(2)	Credit Risk, continued:

1.	Apply a rigorous evaluation in the admission process, based on established credit policies, standards and procedures, together with the availability of sufficient and accurate information. Accordingly, the Bank needs to analyze the generation of flows and solvency of the customer to meet its payment commitments and, when the characteristics of the operation merit it, must constitute adequate guarantees must be constituted that allow mitigating the risk assumed with the customer.

2.	Have permanent and robust portfolio tracking processes, through procedures and systems that alert both the potential indications of impairment of customers, with respect to the original conditions, and also the possible business opportunities with those that present a better payments quality and behavior.

3.	Develop credit risk modeling guidelines, in regulatory aspects and management, for efficient decision-making at different stages of the credit process.

4.	Have a collection structure with timely, agile and effective processes that allow management to be performed in accordance with the different types of customers and the types of breaches that arise, always in strict adherence to the regulatory framework and the Bank’s reputational definitions.

5.	Maintain an efficient administration in the organization of teams, tools and availability of information that allow the Bank to have optimal credit risk management.

Based on these management principles, the Corporate Risk Division contributes to the business and anticipates threats that may affect the solvency and quality of the portfolio, delivering timely responses to customers, maintaining the solid foundations that characterize the Bank’s portfolio in its different segments. and products.

The credit risk management process consists of the stages of Admission, Monitoring and Recovery or Collection for the retail and wholesale business segments to which the Bank provides services.

(a)	Admission:

In the retail segments, admission management performed mainly through a risk evaluation that uses scoring tools and credit attribution to approve each transaction. These evaluations, for natural persons without a business line and clients in the SME segment, take into consideration the level of indebtedness, the payment capacity and the maximum acceptable exposure for the customer, through information on payment behavior, indebtedness in the financial system and business and financial information, as applicable.

Additionally, the Bank has proactive admission processes for a diverse portfolio of customers. These consist of mass evaluation of customers through statistical models of eligibility and payment capacity, generating credit offers aligned with the strategies defined. This results in having preapproved loan offers available through multiple channels taking into consideration the business plan and the relation between risk and return.

Also, for the Wholesale segments, the management of admission is conducted through an individual analysis of the customers, also considering the relationship with the rest of the entities, if applicable. This analysis takes into consideration among other factors the capacity to generate cash, the financial position with an emphasis on the equity solvency, the levels of exposure, variables of the industry, evaluation of the shareholders and the Management, the specific aspects of the operations like the structure and term of the financing, products and guarantees. The aforementioned evaluation is supported by a rating model that allows higher uniformity in the analysis of the customer and its group.

There are also specialized areas of segments that by their nature need the knowledge of an expert, such as real estate, construction, agriculture, finance, international, among others. These experts support the preparation of the transactions having certain tools designed to meet the needs of the specific characteristics of the businesses and their related risks.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(2)	Credit Risk, continued:

(b)	Follow Up:

From granting a loan until its full extinction, it is necessary to have a follow up of the behavior and financial position of the debtor with an emphasis on its payment capacity, as the situation of the customer and associated risk change over time. Portfolio monitoring allows the Bank to act proactively if indications of overall impairment are noted or if the debtor’s ability to meet its obligations is affected.

In the follow up function, methodologies and tools for the different segments in which the bank operates, have been developed, which allow proper management of its credit portfolio.

In the retail segments, the control and follow up concentrate on monitoring the main indicators of the portfolio and analysis of the groups, reported in the management reports, generating significant information for the decision making process in different instances defined. In addition, special follow ups are generated according to the significant events in the environment.

In the wholesale segments, a permanent follow up is performed through management tools at individual level taking into consideration the business segments and economic sectors. Through this process the alarms are generated that guarantee the proper and timely recognition of the risk in the individual portfolio and the special conditions established in the admission stage are monitored , including financial covenants, coverage of certain guarantees and conditions imposed at the time of the approval.

Additionally, in the Admission area, simultaneous follow up tasks are perform that allow the Bank to monitor the evolution of the transactions from the beginning until recovery, with the purpose of making sure that the portfolio’s risks are properly and timely, and proactively managing the cases posing higher risks.

(c)	Recovery or collection:

The Bank has specific regulations related to customer collection and normalization, which ensure the quality of the portfolio in accordance with credit policies, and the desired risk appetite framework and strict adherence to the current regulatory framework. Through collection management, customers with temporary cash flow problems are favored, debt normalization plans are proposed for viable customers, so that it is possible to maintain the relationship in the long term once their situation is regularized. The recovery of assets at risk is maximized and the necessary collection actions are conducted, in a timely manner, to ensure the recovery of debts or reduce the potential loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(2)	Credit Risk, continued:

(c)	Recovery or collection, continued:

In the retail segments, the Bank defines refinancing criteria through the establishment of predefined renegotiation guidelines to resolve the debt issues of viable customers with payment intentions, maintaining an adequate risk-return ratio, along with the incorporation of robust tools for differentiated collection management.

In the wholesale segments, when detecting customers that show indications of impairment or default of any type or condition, the commercial area to which the customers belongs, together with the Corporate Risk Division, establish action plans for their regularization. For cases of higher complexity where specialized management is required, the Special Asset Management, area is directly in charge of collection management, establishing action plans and negotiations based on the characteristics of each customer.

(d)	Derivative Transactions

The Bank estimates the Pre-Settlement Exposure (PSE), used for credit risk management purposes, through simulations of market factors that allow forecasting the potential evolution of the economic value (CMTM) for all derivatives. The PSE corresponds to the value that a transaction could reach, in favor of the Bank, under scenarios of market volatility and with a 95% confidence level.

PSE is calculated daily for each counterparty, updating volatilities, correlations, and the parameters used in the simulation models, in order to keep market conditions as up to date as possible. Each simulation incorporates a full valuation of the transactions at every point in time.

A portfolio approach is taken into account when computing exposures of several transactions executed with a single counterparty.

Credit mitigating conditions for derivative transactions are commonly used in the local financial market. Financial institutions may use early termination clauses, netting arrangements, among others, provided the corresponding contractual documentation has been duly executed.

For counterparties residing abroad (mostly global banks), transactions are documented under ISDA Master Agreements and CSA, where netting and cash collateral above agreed threshold levels constitute the typical credit mitigation schemes.

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

The maximum exposure to credit risk, by customer or counterparty, without taking into account guarantees or other credit enhancements as of December 31, 2025 and 2024, does not exceed 10% of the Bank’s effective equity.

The tables below show credit risk exposure per balance sheet item, including derivatives, detailed by both geographic region and industry sector as of December 31, 2025:

	Chile	United States	England	Brazil	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial assets

Cash and deposits in banks	2,256,651	279,035	7,971	8	47,321	2,590,986

Financial assets held for trading at fair value through profit or loss

Derivative financial instruments
Forwards (*)	220,871	9,347	73,114	—	75,651	378,983
Swaps (**)	683,270	118,530	575,343	—	111,667	1,488,810
Call options	332	—	—	—	—	332
Put options	2,515	—	—	—	—	2,515
Futures	—	—	—	—	—	—
Subtotal	906,988	127,877	648,457	—	187,318	1,870,640

Debt financial instruments
From the Chilean Government and Central Bank	2,798,329	—	—	—	—	2,798,329
Other debt financial instruments issued in Chile	277,354	—	—	—	—	277,354
Financial debt instruments issued Abroad	—	46,019	—	—	—	46,019
Subtotal	3,075,683	46,019	—	—	—	3,121,702

Others financial instruments
Investments in mutual funds	400,222	—	—	—	—	400,222
Equity instruments	619	—	—	—	—	619
Others	616	802	—	—	—	1,418
Subtotal	401,457	802	—	—	—	402,259

Financial assets at fair value through other comprehensive income

Debt financial instruments
From the Chilean Government and Central Bank	1,174,306	—	—	—	—	1,174,306
Other debt financial instruments issued in Chile	2,338,926	—	—	—	—	2,338,926
Financial debt instruments issued Abroad	—	35,739	—	—	—	35,739
Subtotal	3,513,232	35,739	—	—	—	3,548,971

Equity Instruments
Equity instruments issued in Chile	8,744	—	—	—	—	8,744
Equity instruments issued by foreign institutions	—	—	—	—	2,488	2,488
Subtotal	8,744	—	—	—	2,488	11,232

Derivative financial instruments for hedging purposes
Forwards	—	—	—	—	—	—
Swaps	—	7,130	22,584	—	—	29,714
Call Options	—	—	—	—	—	—
Put Options	—	—	—	—	—	—
Futures	—	—	—	—	—	—
Subtotal	—	7,130	22,584	—	—	29,714

Financial assets at amortized cost
Rights by resale agreements	100,643	—	—	—	—	100,643

Debt financial instruments
From the Chilean Government and Central Bank	460,956	—	—	—	—	460,956
Subtotal	460,956	—	—	—	—	460,956

Loans to Banks
Central Bank of Chile	—	—	—	—	—	—
Domestic banks	—	—	—	—	—	—
Foreign banks (***)	—	5,024	—	204,397	190,371	399,792
Subtotal	—	5,024	—	204,397	190,371	399,792

Loans to customers
Commercial loans	19,509,696	—	—	—	39,851	19,549,547
Residential mortgage loans	13,934,469	—	—	—	—	13,934,469
Consumer loans	5,770,298	—	—	—	—	5,770,298
Subtotal	39,214,463	—	—	—	39,851	39,254,314

(*)	Others includes France of Ch$70,734 million, Switzerland of Ch$4,917million.
(**)	Others includes France of Ch$38,116 million, Spain of Ch$26,711 million and Canada of Ch$46,840 million.
(***)	Others includes China of Ch$122,586 million, South Korea of Ch$6,794, Peru of Ch$473 million, Netherlands of Ch$36,303 million, Singapore of Ch$21,658 million and India of Ch$2,557 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(2)	Credit Risk, continued:

(e)	Portfolio Concentration, continued:

	Central Bank of Chile	Government	Retail (Individuals)	Financial Services	Trade	Manufacturing	Mining	Electricity, Gas and Water	Agriculture and Livestock	Fishing	Transportation and Telecom	Construction	Services	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and deposits in banks	1,347,525	—	—	1,243,461	—	—	—	—	—	—	—	—	—	—	2,590,986

Financial assets held for trading at fair value through profit or loss
Derivative financial instruments
Forwards	—	—	—	337,437	13,248	6,864	1,297	586	1,437	—	8,506	5,667	3,941	—	378,983
Swaps	—	—	8	1,412,893	2,596	3,106	—	17,419	4,405	33	34,024	2,654	11,672	—	1,488,810
Call Options	—	—	—	58	204	13	—	—	57	—	—	—	—	—	332
Put Options	—	—	—	425	1,866	199	—	—	—	16	—	8	1	—	2,515
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	8	1,750,813	17,914	10,182	1,297	18,005	5,899	49	42,530	8,329	15,614	—	1,870,640

Debt financial instruments
From the Chilean Government and Central Bank	2,388,127	410,202	—	—	—	—	—	—	—	—	—	—	—	—	2,798,329
Other debt financial instruments issued in Chile	—	—	—	277,354	—	—	—	—	—	—	—	—	—	—	277,354
Financial debt instruments issued Abroad	—	46,019	—	—	—	—	—	—	—	—	—	—	—	—	46,019
Subtotal	2,388,127	456,221	—	277,354	—	—	—	—	—	—	—	—	—	—	3,121,702

Others financial instruments
Investments in mutual funds	—	—	—	400,222	—	—	—	—	—	—	—	—	—	—	400,222
Equity instruments	—	—	—	619	—	—	—	—	—	—	—	—	—	—	619
Others	—	—	—	1,418	—	—	—	—	—	—	—	—	—	—	1,418
Subtotal	—	—	—	402,259	—	—	—	—	—	—	—	—	—	—	402,259

Financial assets at fair value through Other Comprehensive Income
Debt financial instruments
From the Chilean Government and Central Bank	—	1,174,306	—	—	—	—	—	—	—	—	—	—	—	—	1,174,306
Other debt financial instruments issued in Chile	—	—	—	2,254,319	6,658	—	—	11,727	38,011	—	—	—	28,211	—	2,338,926
Financial debt instruments issued Abroad	—	—	—	35,739	—	—	—	—	—	—	—	—	—	—	35,739
Subtotal	—	1,174,306	—	2,290,058	6,658	—	—	11,727	38,011	—	—	—	28,211	—	3,548,971

Equity Instruments
Equity instruments issued in Chile	—	—	—	8,744	—	—	—	—	—	—	—	—	—	—	8,744
Equity instruments issued by foreign institutions	—	—	—	2,488	—	—	—	—	—	—	—	—	—	—	2,488
Subtotal	—	—	—	11,232	—	—	—	—	—	—	—	—	—	—	11,232

Derivative financial instruments for hedging purposes
Forwards	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Swaps	—	—	—	29,714	—	—	—	—	—	—	—	—	—	—	29,714
Call Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Put Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	29,714	—	—	—	—	—	—	—	—	—	—	29,714

Financial assets at amortized cost (*)
Rights by resale agreements	—	—	—	98,266	—	—	—	—	—	—	—	—	2,377	—	100,643

Debt financial instruments
From the Chilean Government and Central Bank	—	460,956	—	—	—	—	—	—	—	—	—	—	—	—	460,956
Subtotal	—	460,956	—	—	—	—	—	—	—	—	—	—	—	—	460,956

Loans to Banks
Central Bank of Chile	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Foreign banks	—	—	—	399,792	—	—	—	—	—	—	—	—	—	—	399,792
Subtotal	—	—	—	399,792	—	—	—	—	—	—	—	—	—	—	399,792

(*)	Economic activity of Loans and accounts receivable from customers disclosed in Note No. 11 e).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(2)	Credit Risk, continued:

(e)	Portfolio Concentration, continued:

The tables below show credit risk exposure per balance sheet item, including derivatives, detailed by both geographic region and industry sector as of December 31, 2024:

	Chile	United States	England	Brazil	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets

Cash and deposits in banks	1,928,373	652,953	20,508	8	97,234	2,699,076

Financial assets held for trading at fair value through profit or loss

Derivative financial instruments
Forwards (*)	161,046	4,215	30,380	—	32,029	227,670
Swaps (**)	927,824	57,428	917,837	—	167,392	2,070,481
Call Options	3,937	—	1,012	—	—	4,949
Put Options	250	—	3	—	—	253
Futures	—	—	—	—	—	—
Subtotal	1,093,057	61,643	949,232	—	199,421	2,303,353

Debt financial instruments
From the Chilean Government and Central Bank	1,495,457	—	—	—	—	1,495,457
Other debt financial instruments issued in Chile	217,948	—	—	—	—	217,948
Financial debt instruments issued Abroad	—	976	—	—	—	976
Subtotal	1,713,405	976	—	—	—	1,714,381

Others financial instruments
Investments in mutual funds	408,121	—	—	—	—	408,121
Equity instruments	1,039	—	—	—	—	1,039
Others	1,930	599	—	—	—	2,529
Subtotal	411,090	599	—	—	—	411,689

Financial assets at fair value through other comprehensive income

Debt financial instruments
From the Chilean Government and Central Bank	660,777	—	—	—	—	660,777
Other debt financial instruments issued in Chile	1,375,630	—	—	—	—	1,375,630
Financial debt instruments issued Abroad	—	51,938	—	—	—	51,938
Subtotal	2,036,407	51,938	—	—	—	2,088,345

Equity Instruments
Equity instruments issued in Chile	7,277	—	—	—	—	7,277
Equity instruments issued by foreign institutions	—	—	—	—	2,215	2,215
Subtotal	7,277	—	—	—	2,215	9,492

Derivative financial instruments for hedging purposes
Forwards	—	—	—	—	—	—
Swaps	—	28,599	40,794	—	4,566	73,959
Call Options	—	—	—	—	—	—
Put Options	—	—	—	—	—	—
Futures	—	—	—	—	—	—
Subtotal	—	28,599	40,794	—	4,566	73,959

Financial assets at amortized cost
Rights by resale agreements	87,291	—	—	—	—	87,291

Debt financial instruments
From the Chilean Government and Central Bank	944,109	—	—	—	—	944,109
Subtotal	944,109	—	—	—	—	944,109

Loans to Banks
Central Bank of Chile	—	—	—	—	—	—
Domestic banks	300,042	—	—	—	—	300,042
Foreign Banks (***)	—	—	—	269,191	98,470	367,661
Subtotal	300,042	—	—	269,191	98,470	667,703

Loans to customers, net
Commercial loans	20,028,110	—	—	—	119,870	20,147,980
Residential mortgage loans	13,233,327	—	—	—	—	13,233,327
Consumer loans	5,554,989	—	—	—	—	5,554,989
Subtotal	38,816,426	—	—	—	119,870	38,936,296

(*)	Others includes France of Ch$28,892 million, Spain of Ch$2,313 million, Switzerland of Ch$765 million and Belgium of Ch$59 million.
(**)	Others includes France of Ch$43,194 million, Spain of Ch$31,437 million and Canada of Ch$92,761 million.
(***)	Others includes China of Ch$32,260 million, Netherlands of Ch$26,931 million, Switzerland of Ch$24,665 million and Singapore of Ch$14,614 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(2)	Credit Risk, continued:

(e)	Portfolio Concentration, continued:

	Central Bank of Chile	Government	Retail (Individuals)	Financial Services	Trade	Manufacturing	Mining	Electricity, Gas and Water	Agriculture and Livestock	Fishing	Transportation and Telecom	Construction	Services	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and deposits in banks	1,036,476	—	—	1,662,600	—	—	—	—	—	—	—	—	—	—	2,699,076

Financial assets held for trading at fair value through profit or loss
Derivative financial instruments
Forwards	—	—	—	199,429	3,890	13,094	200	2,394	5,024	315	1,183	638	1,503	—	227,670
Swaps	—	—	—	1,972,003	1,079	7,970	—	13,947	23,613	1,756	37,459	7,758	4,896	—	2,070,481
Call Options	—	—	—	1,182	1,036	1,159	—	—	1,483	—	76	—	13	—	4,949
Put Options	—	—	—	90	137	26	—	—	—	—	—	—	—	—	253
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	2,172,704	6,142	22,249	200	16,341	30,120	2,071	38,718	8,396	6,412	—	2,303,353

Debt financial instruments
From the Chilean Government and Central Bank	1,217,317	278,140	—	—	—	—	—	—	—	—	—	—	—	—	1,495,457
Other debt financial instruments issued in Chile	—	—	—	217,948	—	—	—	—	—	—	—	—	—	—	217,948
Financial debt instruments issued Abroad	—	—	—	976	—	—	—	—	—	—	—	—	—	—	976
Subtotal	1,217,317	278,140	—	218,924	—	—	—	—	—	—	—	—	—	—	1,714,381

Others financial instruments
Investments in mutual funds	—	—	—	408,121	—	—	—	—	—	—	—	—	—	—	408,121
Equity instruments	—	—	—	1,039	—	—	—	—	—	—	—	—	—	—	1,039
Others	—	—	—	2,529	—	—	—	—	—	—	—	—	—	—	2,529
Subtotal	—	—	—	411,689	—	—	—	—	—	—	—	—	—	—	411,689

Financial assets at fair value through Other Comprehensive Income
Debt Financial Instruments
From the Chilean Government and Central Bank	—	660,777	—	—	—	—	—	—	—	—	—	—	—	—	660,777
Other debt financial instruments issued in Chile	—	—	—	1,342,558	5,202	—	—	11,315	11,503	—	5,052	—	—	—	1,375,630
Financial debt instruments issued Abroad	—	—	—	51,938	—	—	—	—	—	—	—	—	—	—	51,938
Subtotal	—	660,777	—	1,394,496	5,202	—	—	11,315	11,503	—	5,052	—	—	—	2,088,345

Equity Instruments
Equity instruments issued in Chile	—	—	—	7,277	—	—	—	—	—	—	—	—	—	—	7,277
Equity instruments issued by foreign institutions	—	—	—	2,215	—	—	—	—	—	—	—	—	—	—	2,215
Subtotal	—	—	—	9,492	—	—	—	—	—	—	—	—	—	—	9,492

Derivative financial instruments for hedging purposes
Forwards	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Swaps	—	—	—	73,959	—	—	—	—	—	—	—	—	—	—	73,959
Call Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Put Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	73,959	—	—	—	—	—	—	—	—	—	—	73,959

Financial assets at amortized cost (*)
Rights by resale agreements	—	—	—	82,505	—	—	—	—	—	—	—	—	4,786	—	87,291

Debt financial instruments
From the Chilean Government and Central Bank	—	944,109	—	—	—	—	—	—	—	—	—	—	—	—	944,109
Subtotal	—	944,109	—	—	—	—	—	—	—	—	—	—	—	—	944,109

Loans to Banks
Central Bank of Chile	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Domestic banks	—	—	—	300,042	—	—	—	—	—	—	—	—	—	—	300,042
Foreign banks	—	—	—	367,661	—	—	—	—	—	—	—	—	—	—	367,661
Subtotal	—	—	—	667,703	—	—	—	—	—	—	—	—	—	—	667,703

(*)	Economic activity of Loans and accounts receivable from customers disclosed in Note No. 11 e).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(2)	Credit Risk, continued:

(e)	Collateral and Other Credit Enhancements:

The amount and type of collateral required depends on the counterparty’s credit risk assessment.

The Bank has guidelines regarding the acceptability of types of collateral and valuation parameters.

The main types of collateral obtained are:

-	For commercial loans: Residential and non-residential real estate, liens and inventory.

-	For retail loans: Mortgages loans on residential property.

The Bank also obtains collateral from parent companies for loans granted to their subsidiaries.

Management makes sure its collateral is acceptable in accordance with to both external standards and internal policies guidelines and parameters. The Bank has approximately 255,927 collateral constituted as of December 31, 2025 (248,807 in December 2024), the majority of which consist of real estate.

The following table contains guarantees values as of December 31, 2025 and 2024:

		Fair value of collateral and credit enhancements held as of December 31, 2025
Loans to customers:	Maximum exposure to credit risk	Mortgages	Pledge	Securities	Warrants	Net collateral	Net exposure
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans to corporations	14,661,553	3,943,491	132,773	471,893	3,086	4,551,243	10,110,310
Loans to small business	4,887,994	3,465,683	15,860	10,592	—	3,492,135	1,395,859
Consumer lending	5,770,298	367,490	439	2,361	—	370,290	5,400,008
Mortgage lending	13,934,469	13,457,848	63	—	—	13,457,911	476,558
Total	39,254,314	21,234,512	149,135	484,846	3,086	21,871,579	17,382,735

		Fair value of collateral and credit enhancements held as of December 31, 2024
Loans to customers:	Maximum exposure to credit risk	Mortgages	Pledge	Securities	Warrants	Net collateral	Net exposure
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans to corporations	15,288,676	3,985,392	137,504	559,132	1,345	4,683,373	10,605,303
Loans to small business	4,859,304	3,465,474	14,464	10,240	—	3,490,178	1,369,126
Consumer lending	5,554,989	387,195	552	2,500	—	390,247	5,164,742
Mortgage lending	13,233,327	12,711,594	120	—	—	12,711,714	521,613
Total	38,936,296	20,549,655	152,640	571,872	1,345	21,275,512	17,660,784

The Bank also uses mitigating tactics for credit risk on derivative transactions. Through date, the following mitigating tactics are used:

●	Accelerating transactions and net payment using market values at the date of default of one of the parties.

●	Option for both parties to terminate early any transactions with a counterparty at a given date, using market values as of the respective date.

●	Margins established with time deposits by customers who have FX forwards with the subsidiary Banchile Corredores de Bolsa S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(2)	Credit Risk, continued:

(e)	Collateral and Other Credit Enhancements, continued:

The value of the guarantees that the Bank holds related to the loans individually classified as impaired as of December 31, 2025 and 2024 amounted Ch$190,093 million and Ch$183,021 million, respectively.

The value of the guarantees related to past due loans but not impaired as of December 31, 2025 and 2024 amounted Ch$545,626 million and Ch$521,142 million respectively.

(f)	Credit Quality by Asset Class:

The Bank determines the credit quality of financial assets using internal credit ratings. The rating process is linked to the Bank’s approval and monitoring processes and is performed in accordance with risk categories established by current standards. Credit quality is continuously updated based on any favorable or unfavorable developments for customers or their environments, considering aspects such as commercial and payment behavior as well as financial information.

The Bank also conducts reviews focused on companies that are involved in specific economic sectors, which are affected either by macroeconomic variables or variables of the sector. In this way, it is possible to timely establish the necessary and sufficient level of allowances to cover the losses due to the possible non-recoverability of the loans granted.

The credit quality by asset class for Consolidated Statements of Financial Position line items, based on the Bank’s credit rating system, is presented in Note No. 11 letter (d).

The detail of the past due but not impaired portfolio is as follows:

	Past due but not impaired(*)
As of December 31,	Neither past due nor impaired	Up to 30 days	Over 30 days and up to 60 days	Over 60 days and up to 90 days	Over 90 days	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
2025	36,628,529	875,025	242,698	75,804	—	37,822,056
2024	36,465,961	837,539	207,800	70,974	498	37,582,772

(*)	These amounts include the past due portion and the remaining balance of loans in default.

(g)	Assets Received in Lieu of Payment:

The Bank has received assets in lieu of payment totaling Ch$42,778 million and Ch$44,876 as of December 31, 2025 and 2024, respectively, the majority of which are properties. All these assets are managed for sale.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(2)	Credit Risk, continued:

(h)	Renegotiated Assets:

The loans are presented as renegotiated in the statement of financial position correspond to those in which the related financial commitments have been restructured, and the Bank assesses the probability of recovery as sufficiently high.

The table below provides the detail of the carrying amounts of loans with renegotiated terms by financial asset class:

	2025	2024
Financial assets	MCh$	MCh$
Loans to Banks
Domestic banks	—	—
Foreign banks	—	—
Subtotal	—	—
Loans to Customers at amortized cost
Commercial loans	504,756	484,156
Residential mortgage loans	322,610	299,599
Consumer loans	365,996	369,183
Subtotal	1,193,362	1,152,938
Total renegotiated financial assets	1,193,362	1,152,938

There is a rise in renegotiated loans. This trend is due to deteriorating payment performance in higher risk borrowers compared to the previous year.

The Bank calculates ECLs either on a group or an individual basis, which are described in more detail in Note 2 (i) (viii).

The renegotiated portfolio of Banco de Chile represents 3.04% of the total loans.

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

The table below includes Stage 2 and 3 assets that were modified and, therefore, treated as forborne during the 2025 period, with the related modification loss suffered by the Bank.

2025
MCh$
Amortized costs of financial assets modified during the period	492,329
Net modification loss	91,951

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(2)	Credit Risk, continued:

(h)	Renegotiated Assets, continued:

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

The table below shows the gross carrying amount of previously modified financial assets for which loss allowances has changed to 12 month Expected Credit Losses (12mECL) measurement during the 2025 period:

	December 31, 2025
	Post modification		Pre-modification
	Gross carrying amount	Corresponding ECL	Gross carrying amount	Corresponding ECL
	MCh$	MCh$	MCh$	MCh$
Facilities that have cured since modification and are now measured using 12mECLs (Stage 1)	40,095	2,149	40,802	11,743
Facilities that reverted to (Stage 2/3) lifetime ECLs having once cured	19,214	4,735	19,143	1,807

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

(i)	Compliance with credit limits granted to related debtors

Below are detailed the figures for compliance with the credit limit granted to debtors related to the ownership or management of the Bank and subsidiaries, in accordance with the Article 84 No. 2 of the General Banking Law, which establishes that in no case the total of these credits may exceed the amount of its Total or Regulatory Capital:

	December 2025	December 2024
	MCh$	MCh$
Total related debt	571,097	579,923
Consolidated Total or Regulatory Capital	7,115,175	6,955,292
Limit used %	8.03%	8.34%

(3)	Market Risk:

Market Risk refers to the loss that the Bank could face due to a liquidity shortage to make the payments, or to close financial transactions in a timely manner (Liquidity Risk), or due to adverse movements in the values of market variables (Price Risk). For its proper management, the guidelines of the Liquidity Risk Management Policy and the Market Risk Management Policy are considered, both are subject to review by the Market Risk Manager and approval by the Bank's Board of Directors, at least annually.

Market risk sensitivities disclosed in this note are based on financial instruments measured at fair value and are prepared using the valuation methodologies and significant inputs described in Note 41. Accordingly, such sensitivities reflect the exposure arising from instruments measured at fair value and do not include financial instruments measured at amortized cost, unless otherwise indicated.

(a)	Liquidity Risk:

Liquidity Risk Measurement and Limits

The Bank manages the Liquidity Risk in accordance with the established on the Liquidity Risk Management Policy, managing separately for each sub-category thereof; this is for Trading Liquidity Risk and Funding Liquidity Risk.

Trading Liquidity Risk is the inability to close, at current market prices, the financial positions opened mainly from the Trading Book (which is daily valued at market prices and the value differences instantly reflected in the Statement Income). This risk is controlled by establishing limits on the positions amounts of the Trading Book in accordance with that is estimated to be closed in a short time period. Additionally, the Bank incorporates a negative impact on the Statement of Income whenever it believes that the size of a certain position in the Trading Book exceeds the reasonable amount negotiated in the secondary markets, which would allow the exposure to be offset without altering market prices.

Funding Liquidity Risk refers to the Bank’s inability to obtain sufficient cash to meet its immediate obligations. This risk is managed by a minimum amount of highly liquid assets called liquidity buffer, and establishing limits and controls of internal metrics, among which the Market Access Report (“MAR”) stands out, which estimates the amount of funding that the Bank would need from wholesale financial counterparties, for the next 30 and 90 days in each of the significant currencies in the balance sheet, to face a cash need as a result of the transaction under business as usual conditions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

The use of December within 2025 is shown below (LCCY = local currency; FCCY = foreign currency):

	MAR LCCY + FCCY BCh$		MAR FCCY MUS$
	1 – 30 days	1 – 90 days		1 –30 days
Maximum	2,693	4,922	Maximum	1,613
Minimum	604	2,743	Minimum	(71)
Average	1,550	3,896	Average	718

The Bank also monitors the amount of assets denominated in local currency that is financed by liabilities denominated in foreign currency, including all tenors and the cash flows generated by full delivery derivatives payments. This metric is referred to as Cross Currency Funding. The bank oversees and limits this amount to take precautions against not only Banco de Chile’s event but also against a systemic adverse environment generated by a country risk event that might trigger lack of foreign currency funding.

The use of Cross Currency Funding within year 2025 is illustrated below:

Cross Currency Funding
MUS$

Maximum	3,635
Minimum	604
Average	2,167

The Bank establishes thresholds that alert behaviors outside the expected ranges at a normal or prudent level of operation, in order to protect other dimensions of liquidity risk such as, for example, maturities concentration of fund providers, the diversification of sources of funds either by type of counterparty or type of product, among others.

The evolution over time of the statement of financial ratios of the Bank is monitored in order to detect structural changes in the characteristics of the balance sheet, such as those presented in the following table and whose relevant values of use during the year 2025 are shown below:

	Funding Financial Counterparties / Assets	Deposits/ Loans

Maximum	39%	65%
Minimum	36%	60%
Average	38%	62%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

Additionally, certain market index, prices and monetary decisions made by the Central Bank of Chile are monitored to detect structural changes in market conditions that can trigger a liquidity shortage or even a financial crisis.

Furthermore, the Liquidity Risk Management Policy requires the regular performance of stress tests periodically which are controlled against potentially accessible action plans in each modeled scenario, accordance with the guidelines established in the Liquidity Contingency Plan. This process is essential in determining the Bank´s liquidity risk appetite.

The Bank measures and controls the mismatch of cash flows under regulatory standards with the C46 index report, which represents the net cash flows expected over time because of the contractual maturity of almost all assets and liabilities. Additionally, the Commission for the Financial Market (hereinafter, “CMF”) authorized Banco de Chile, among others, to report the adjusted C46 index. This allows the Bank to report, in addition to the regular C46 index, outflow behavior assumptions of certain specific elements of the liability, such as on demand deposits and time deposits. In addition, the regulator also requires some rollover assumptions for the loan portfolio.

Through the present date, the CMF establishes the following provisions for the C46 index:

Foreign Currency balance sheet items: 1-30 days, Regulatory Limit C46 index < 1 x Tier-1 Capital

The levels of use of this index during the year 2025 are shown illustrated below:

	Adjusted C46 CCY and FCCY as part of Basic Capital		Adjusted C46 FCCY as part of Basic Capital
	1 – 30 days	1 – 90 days	1 – 30 days

Maximum	0.21	0.20	0.28
Minimum	(0.14)	(0.23)	0.08
Average	0.01	(0.01)	0.21
Regulatory Limit	N/A	N/A	1.0

The following tables present detailed information about the Liquidity Position of the institution separated by currency and time bucket, used for regulatory reporting and liquidity risk management, including contractual and adjusted cash flows positions and Liquidity Gap.

Contractual Basis categorizes the cash flow based on the terms of the underlying contract and the earliest payment or collection that is allowed under the contract terms. The Adjusted Basis is based on the Bank's estimates of when the cash will be paid or received. These estimates incorporate the use of models to allocate the cash inflow and outflow across the defined time buckets based on the historical experience of the bank. This cash flow modeling aims to reflect the expected business behavior and is currently applied in Liquidity Risk Management. In accordance with local regulatory requirements, compliance with the Liquidity Gap limit is assessed and monitored using the Adjusted Basis methodology.

The table presented is in a consolidated level, defined as the bank as a sole institution plus its subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

The consolidated term liquidity gap is presented below:

REPORT OF CONSOLIDATED LIQUIDITY POSITION
AS OF DECEMBER 31, 2025 CONTRACTUAL BASIS
 Amounts in MCh$

CONSOLIDATED CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	9,350,866	12,579,070	14,315,907	17,529,813
Cash flow payable (liabilities) and expenses	20,617,686	23,047,061	26,450,839	30,298,214
Liquidity Gap	11,266,820	10,467,991	12,134,932	12,768,401

FOREIGN CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	693,213	979,445	968,538	1,065,862
Cash flow payable (liabilities) and expenses	2,430,507	2,876,839	3,354,715	4,273,320
Liquidity Gap	1,737,294	1,897,394	2,386,177	3,207,458

Limits:
One time capital			5,644,125
AVAILABLE MARGIN (*)			3,257,948

*	In the limit up to 30 days, in foreign currency, the Bank has an available margin of Ch$3,257,948,417,020.

REPORT OF CONSOLIDATED LIQUIDITY POSITION
AS OF DECEMBER 31, 2025 ADJUSTED BASIS
 Amounts in MCh$

CONSOLIDATED CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	9,018,516	11,843,584	13,043,834	15,347,579
Cash flow payable (liabilities) and expenses	10,353,960	11,335,132	12,788,552	15,093,532
Liquidity Gap	1,335,444	(508,452)	(255,282)	(254,047)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

FOREIGN CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	614,569	782,091	630,860	455,073
Cash flow payable (liabilities) and expenses	1,505,842	1,863,222	2,215,868	3,043,949
Liquidity Gap	891,273	1,081,131	1,585,008	2,588,876

Limits:
One time capital			5,644,125
AVAILABLE MARGIN (*)			4,059,117

In the limit up to 30 days, in foreign currency, the Bank has an available margin of Ch$4,059,117,550,856.

Additionally, the regulatory entities have introduced other metrics that the Bank uses in its management, such as the Liquidity Coverage Ratio (“LCR”) and Net Stable Financing Ratio (“NSFR”), using assumptions similar to those used in the international banking. For the first, the minimum level required is 1 time (100%) of the LCR indicator, where as for the second the limit requirement is 0.9 times (90%) of the NSFR indicator. The evolution of the LCR and NSFR metrics during the year 2025 are shown below:

	LCR	NSFR

Maximum	2.13	1.22
Minimum	1.82	1.17
Average	1.97	1.19
Regulatory Limit	1.00	0.9	(*)

(*)	By transitory disposition of the Central Bank of Chile, in Chapter III.B.2.1 of the Compendium of Accounting Standards for Banks, this limit will gradually increase until reaching 1.0 in January 2026.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

The contractual maturity profile of the financial liabilities of Banco de Chile and its subsidiaries (consolidated basis), to December 2025 and 2024, is as follows:

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2025
Transactions in the course of payment	564,172	—	—	—	—	—	564,172
Full delivery derivative transactions	490,271	369,130	724,294	1,153,074	1,027,445	1,247,938	5,012,152
Financial liabilities at amortized cost
Current accounts and other demand deposits	14,498,196	—	—	—	—	—	14,498,196
Time deposits and saving accounts	9,316,902	2,897,857	1,813,808	6,587	793	646	14,036,593
Obligations by repurchase agreements	287,110	—	—	—	—	—	287,110
Borrowings from financial institutions	64,372	318,830	778,352	135,060	—	—	1,296,614
Debt financial instruments issued (all currencies)	18,708	370,475	1,289,167	3,015,473	2,119,402	5,738,729	12,551,954
Other financial obligations	367,323	—	—	—	—	—	367,323
Financial instruments of regulatory capital issued (subordinated bonds)	3,247	—	46,655	92,486	89,240	1,149,624	1,381,252
Total (excluding non-delivery derivative transactions)	25,610,301	3,956,292	4,652,276	4,402,680	3,236,880	8,136,937	49,995,366

Non-delivery derivative transactions	479,836	675,990	775,896	1,529,409	1,014,770	2,214,460	6,690,361

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2024
Transactions in the course of payment	283,605	—	—	—	—	—	283,605
Full delivery derivative transactions	728,329	328,138	972,304	1,202,183	861,833	1,490,511	5,583,298
Financial liabilities at amortized cost
Current accounts and other demand deposits	14,263,303	—	—	—	—	—	14,263,303
Time deposits and saving accounts	9,437,781	2,670,440	2,138,233	56,593	450	562	14,304,059
Obligations by repurchase agreements	109,280	66	527	—	—	—	109,873
Borrowings from financial institutions	22,207	159,438	921,822	—	—	—	1,103,467
Debt financial instruments issued (all currencies)	13,893	158,375	1,178,285	2,983,446	2,328,034	4,472,111	11,134,144
Other financial obligations	284,479	—	—	—	—	—	284,479
Financial instruments of regulatory capital issued (subordinated bonds)	3,140	—	48,654	92,974	89,437	1,153,294	1,387,499
Total (excluding non-delivery derivative transactions)	25,146,017	3,316,457	5,259,825	4,335,196	3,279,754	7,116,478	48,453,727

Non-delivery derivative transactions	153,172	399,612	1,201,809	1,385,711	894,295	1,912,040	5,946,639

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk:

Price Risk Measurement and Limits

The Price Risk measurement and management processes are carried out in accordance with the established on the Market Risk Management Policy, by using internal metrics developed by the Bank, both for the Trading Book and for the Banking Book (the Banking Book includes all balance sheet items, including those in the Trading Book but in such case these are reported at an interest rate adjustment term of one day, thus not generating accrual interest rate risk). In addition, the portfolio recorded under the Fair Value Through Other Comprehensive Income (hereinafter FVTOCI) is considered, which is a sub-set of the Banking Book, which given its nature is relevant to measure it independently. In addition, the Bank reports metrics to regulatory entities according to the models defined by them.

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

The Bank measures and controls the risk for the Trading Book portfolios using the Value-at-Risk (VaR). The model uses a 99% confidence level, and the most recent one-year observed rates, prices and yields data.

The use of VaR within the year 2025 is shown below:

Value-at-Risk 99% one-day confidence level
MCh$

Maximum	1,906
Minimum	516
Average	1,117

Additionally, the Bank performs measuring, limiting, controlling and reporting interest rate exposures and risks for the Banking Book using internally developed methodologies based on the differences in the amounts of assets and liabilities considering the interest rate adjustment dates. Exposures are measured according to the Interest Rate Exposure or IRE metric and their related risks using the Earnings-at-Risk or EaR metric for short-term measurements and metrics such as Delta EVE sensitivities (Economic Value of Equity) and Delta EVE VaR for long-term measurements. Within these metrics, Prepayment Risk is considered, which corresponds to the customer’s ability to pay, fully or partially, their debt before maturity. For such purposes, a loan flow allocation model is generated with exposure to interest rate fluctuations, according to their prepayment behavior, finally reflecting a decrease in their average maturity term.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

The use of EaR within the year 2025 is shown below:

12- months Earnings-at-Risk 99% confidence level 3 months closing period
MCh$

Maximum	228,919
Minimum	165,929
Average	203,729

The regulatory risk measurement for the Trading Book (Market Risk Weighted Assets report or mRWA) is prepared using guidelines provided by the Central Bank of Chile (hereinafter, “BCCh”) and the CMF. The aforementioned methodologies estimate the potential loss that the bank may incur considering standardized fluctuations of the value of market factors such as FX rates, interest rates and volatilities that may adversely impact the value of FX spot positions, interest rate exposures, and volatility exposures, respectively. Interest rates changes are provided by the regulatory entity; moreover, correlation factors and very conservative term are included to explain non-parallel changes in the yield curve.

The risk measurement for the Banking Book, according to regulatory guidelines (RMLB report per its Spanish acronym), because of interest rate fluctuations is carried out through the use of standardized methodologies provided by regulatory entities (BCCh and CMF). The report includes models for reporting interest rate gaps and how their value varies, according to rate fluctuations that are defined by the scenarios provided by the regulations. In addition to this, the regulatory entity has requested banks to establish internal limits, separately for short-term and long-term balances, NII and EVE respectively, for these regulatory measurements.

The results effectively realized during the month for trading activities are controlled against defined loss levels and if these levels are exceeded, senior management is notified to evaluate potential corrective actions.

Finally, the Market Risk Management Policy of Banco de Chile required the performance of daily stress tests for the Trading Book and monthly for the Banking Book. Additionally, the stress test for the FVTOCI portfolio is included, which is reported daily. The output of the stress testing process is monitored against corresponding alert levels; in the case those triggers are breached, the senior management is notified to implement further actions, if necessary. Additionally, these book tests are a fundamental part of establishing the Bank’s price risk appetite framework.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

The following table illustrates the interest rate cash-flows of the Banking Book, considering the interest rate repricing dates on an individual basis, as of December 31, 2025 and 2024:

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets as of December 31, 2025
Cash and deposits in banks	2,574,653	—	—	—	—	—	2,574,653
Transactions in the course of collection	398,870	—	—	—	—	—	398,870
Financial assets at fair value through other comprehensive income:
Debt financial instruments	122,687	364,977	1,694,489	1,037,150	177,600	151,991	3,548,894
Derivative financial instruments for hedging purposes	1,530	7,885	40,255	564,015	298,745	1,057,656	1,970,086
Financial assets at amortized cost:
Rights by resale agreements	57,023	—	—	—	—	—	57,023
Debt financial instruments	—	14,089	7,859	162,583	321,295	—	505,826
Loans to Banks	186,284	8,892	208,407	—	—	—	403,583
Loans to customers, net	5,578,003	2,465,737	8,212,752	8,924,482	5,793,296	16,143,007	47,117,277
Total Assets	8,919,050	2,861,580	10,163,762	10,688,230	6,590,936	17,352,654	56,576,212

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets as of December 31, 2024
Cash and deposits in banks	2,677,676	—	—	—	—	—	2,677,676
Transactions in the course of collection	382,677	—	—	—	—	—	382,677
Financial assets at fair value through other comprehensive income:
Debt financial instruments	143,990	272,612	867,605	490,101	217,174	96,808	2,088,290
Derivative financial instruments for hedging purposes	747	8,544	311,890	442,555	337,594	893,516	1,994,846
Financial assets at amortized cost:
Rights by resale agreements	—	—	—	—	—	—	—
Debt financial instruments	—	25,951	11,478	500,385	159,001	306,586	1,003,401
Loans to Banks	398,595	58,098	216,769	—	—	—	673,462
Loans to customers, net	5,417,405	3,126,005	8,684,037	8,875,282	5,369,386	15,070,223	46,542,338
Total Assets	9,021,090	3,491,210	10,091,779	10,308,323	6,083,155	16,367,133	55,362,690

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2025
Transactions in the course of payment	571,023	—	—	—	—	—	571,023
Derivative financial instruments for hedging purposes	2,252	2,021	29,606	535,849	354,597	1,481,648	2,405,973
Financial liabilities at amortized cost
Current accounts and other demand deposits	14,526,894	—	—	—	—	—	14,526,894
Time deposits and saving accounts	9,316,902	2,897,857	1,813,808	6,587	793	646	14,036,593
Obligations by repurchase agreements	43,509	—	—	—	—	—	43,509
Borrowings from financial institutions	64,372	318,830	778,352	135,060	—	—	1,296,614
Debt financial instruments issued (*)	18,708	370,475	1,289,167	3,015,473	2,119,402	5,738,729	12,551,954
Financial instruments of regulatory capital issued (subordinated bonds)	363,649	—	—	—	—	—	363,649
Other liabilities	3,247	—	46,655	92,486	89,240	1,149,624	1,381,252
Total liabilities	24,910,556	3,589,183	3,957,588	3,785,455	2,564,032	8,370,647	47,177,461

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2024
Transactions in the course of payment	297,983	—	—	—	—	—	297,983
Derivative financial instruments for hedging purposes	1,588	2,755	303,336	381,790	343,096	1,133,338	2,165,903
Financial liabilities at amortized cost
Current accounts and other demand deposits	14,287,507	—	—	—	—	—	14,287,507
Time deposits and saving accounts	9,437,781	2,670,440	2,138,233	56,593	450	562	14,304,059
Obligations by repurchase agreements	9,984	—	—	—	—	—	9,984
Borrowings from financial institutions	21,222	159,438	921,822	—	—	—	1,102,482
Debt financial instruments issued (*)	13,893	158,375	1,178,285	2,983,446	2,328,034	4,472,111	11,134,144
Financial instruments of regulatory capital issued (subordinated bonds)	284,479	—	—	—	—	—	284,479
Other liabilities	3,140	—	48,654	92,974	89,437	1,153,294	1,387,499
Total liabilities	24,357,577	2,991,008	4,590,330	3,514,803	2,761,017	6,759,305	44,974,040

(*)	Amounts shown here are different from those reported in the liabilities report, which is part of the liquidity analysis, due to differences in the treatment of mortgage bonds issued by the Bank in both reports.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

Price Risk Sensitivity Analysis

The Bank uses stress tests as the main sensitivity analysis tool for Price Risk. The analysis is implemented for the Trading Book, Banking Book and the FVTOCI portfolio separately. The Bank has adopted this tool as it is considered more useful than fluctuations in business as usual scenario, such as VaR or EaR, given that:

(i)	The financial crisis shows market factors fluctuations that are materially larger than those used in the VaR with 99% of confidence level or EaR with 99% of confidence level.

(ii)	The financial crisis also shows that correlations between these fluctuations are materially different from those used in the VaR calculation, since a crisis precisely indicates severe disconnections between the behaviors of market factors fluctuations with respect to the patterns observed under normal conditions.

(iii)	Trading liquidity dramatically diminishes during financial distress and especially in emerging markets. Therefore, the overnight VaR number might not be representative of the loss for trading portfolios in such environment since closing exposures period may exceed one business day. This may also happen when calculating EaR, even considering three months as the closing period.

The impacts are determined through mathematical simulations of fluctuations in the values of market factors, and, estimating the changes of the economic and /or accounting value of the financial positions.

To comply with IFRS 9, the following exercise was included illustrating an estimation of the impact of extreme but reasonable fluctuations of interest rates, swaps yields, FX rates and exchange volatility, which are used for valuing Trading Book, Banking Book and the FVTOCI portfolio. Because the Bank’s portfolio includes positions denominated in nominal and real interest rates, these fluctuations must be aligned with extreme but realistic Chilean inflation changes forecasts.

For the Trading Book, the exercise is implemented by multiplying the sensitivity by the fluctuations obtained as the results of mathematical simulations over a two-week time horizon and using the maximum historical volatility, within a significant period of time, in each of the market factor present. In the case of the FVTOCI portfolio a four-week time horizon is used due to liquidity constrains; Banking Book impacts are estimated by multiplying cumulative gaps by forward interest rates fluctuations modeled over a three-month time horizon and using the maximum historical volatility of interest fluctuations but limited by maximum fluctuations and / or levels observed within a significant period of time. It is relevant to note that the methodology might ignore some portion of the interest rates convexity, since it is not captured properly when large fluctuations are modeled. Because of the magnitude of the changes, the methodology may be reasonable enough for the purposes and scope of the analysis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

The following table illustrates the fluctuations resulting from the main market factors in the maximum stress test exercise, or more adverse, for the Trading Book.

The directions or signs of these fluctuations related to those that generate the most adverse impact in the aggregate level.

Average Fluctuations of Market Factors for Maximum Stress Scenario Trading Book
	CLP Derivatives (bps)	CLP Bonds (bps)	CLF Derivatives (bps)	CLF Bonds (bps)	USD Offshore SOFR Derivatives (bps)	Spread USD On/Off Derivatives (bps)
Lower than 1 year	8	89	126	60	34	(65)
Higher than 1 year	(13)	126	(24)	111	33	(23)

bps = basis points

The worst impact on the Bank’s Trading Book as of December 31, 2025, as a result of the simulation process described above, is as follows:

Most Adverse Stress Scenario P&L Impact Trading Book (MCh$)
CLP Interest Rate	(13,347)
Derivatives	100
Debt instruments	(13,447)
CLF Interest Rate	(1,890)
Derivatives	(823)
Debt instruments	(1,067)
Interest rate US SOFR	(2,960)
SOFR/CAM interest rate spread	(1,247)
Total Interest rates	(19,444)
Banking spread	—
Total FX and FX Options	(474)
Total	(19,918)

The modeled scenario would generate losses in the Trading Book of Ch$19,918 million. Such fluctuations would not result in material losses compared to Basic Capital or to the P&L estimate for the next 12-months.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

44.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

The impact on the Banking Book as of December 31, 2025, which does not necessarily mean a net loss (gain) but a lower (higher) net income from funds generation (resulting in the generation of the net interest rate), is shown below:

Most Adverse Stress Scenario 12-Month Revenue Accrual Book (MCh$)
Impact by Base Interest Rate shocks	(262,853)
Impact due to Spreads Shocks	(20,924)
Higher / (Lower) Net revenues	(283,777)

The impact on the FVTOCI portfolio is detailed in the tables below. First there are the main fluctuation in the market factors, due to the scenarios provided for the stress test meltdown (more adverse), for this portfolio.

The signs of the variations below correspond to the ones that generate the most adverse impact.

Average Fluctuations of Market Factors for Maximum Stress Scenario FVOCI Portfolio
	CLP Bonds (bps)	CLF Bonds (bps)	USD Offshore Derivatives SOFR (bps)	Spread USD On/Off Derivatives (bps)
Lower than 1 year	151	232	(13)	(71)
Higher than 1 year	142	249	6	(30)

bps = basis points

The worst impact on the Bank’s FVTOCI portfolio as of December 31, 2025, because of the simulation process described above, is as follows:

Most Adverse Stress Scenario P&L Impact FVOCI portfolio (MCh$)
CLP Debt Instrument	(45,843)
CLF Debt Instrument	(80,393)
Interest rate US SOFR	11
Banking spread	(4,515)
Corporative spread	1,719
Total	(129,021)

The modeled for the FVTOCI Portfolio would generate potential impacts on equity accounts for Ch$129,021 million.

The main negative impact on the Trading Book would occur because of an increase in rates on debt instruments in CLP and CLF over 1 year, while in the case of the FVTOCI portfolio the main impact comes from upward fluctuations in interest rates of debt instruments in CLP and CLF greater than 1 year. For its part, the lowest potential income in the next 12 months in the Banking Book would occur in a scenario of a sharp inflation rates and a limited fall in nominal interest rates.

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

Below are detail the contracts susceptible to offset:

	Fair Value		Contracts with a negative fair value with right to offset		Contracts with positive fair value with right to offset		Financial guarantee		Net fair value
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Derivative financial assets	1,900,354	2,377,312	(715,643)	(817,430)	(839,686)	(1,103,430)	(172,966)	(169,344)	172,059	287,108

Derivative financial liabilities	2,377,282	2,585,761	(715,643)	(817,430)	(839,686)	(1,103,430)	(456,594)	(334,897)	365,359	330,004

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

45.	Information on Regulatory Capital and Capital Adequacy Ratios:

Requirements and Capital Management:

The main objectives of the Bank’s capital management are to ensure the adequacy and quality of its capital, at a consolidated level, based on the adequate management of the risks it faces in its operations, establishing sufficient capital levels, through the definition of internal objectives, that supports both the business strategy in both normal and stress scenarios in the short and medium term, thus ensuring compliance with regulatory requirements, coverage of its material risks, a sound credit classification and the generation of adequate capital headroom. During 2025, the Bank has met the required capital requirements and its internal adequacy objectives.

As part of its Capital Management Policy, the Bank has established capital adequacy alerts and limits approved by the Board of Directors, which are monitored by the governance structures that the Bank has established for these purposes, including the Capital Management Committee. During 2025, none of the internal alerts defined by the Bank were activated as part of the Capital Risk Appetite Framework. In this sense, the Bank manages capital based on its strategic objectives, its risk profile and its ability to generate cash flows, as well as the economic and business context in which it operates. If it requires strengthening its capital structure, the Bank may, among other options, propose to its shareholders meeting modifications to the dividend payment ratio, as well as issue basic capital, additional tier 1 capital or tier 2 capital instruments.

Capital Requirements

In accordance with the General Banking Law, the effective equity of a bank may not be less than 8% of its risk-weighted assets (RWA), net of required provisions. Additionally, it establishes that the Basic Capital may not be less than 4.5% of its RWA or 3% of its total assets, net of required provisions. Regarding Tier 1 capital, corresponding to the sum of Basic Capital and Additional Tier 1 Capital, the latter in the form of bonds with no maturity date and preferred shares, the requirements establish that it may not be less than 6% of their RWAs, net of required provisions. Likewise, banking entities must comply, as established by current regulations or regulators, with buffers and capital charges, such as the conservation buffer, the countercyclical buffer and capital charges by the systemically important buffer and/or Pillar 2.

On May, 2023, the Central Bank reported that its board agreed to activate the counter-cyclical core capital buffer for banks, at a local banking industry level, equivalent to 0.5% of the risk-weighted assets of banking institutions, effective beginning in May 2024. In the monetary policy meeting of November 2025, the Central Bank agreed to maintain the same level of 0.5% requirement for the capital buffer.

On January 16, 2024, the Financial Market Commission (CMF) reported that, as a result of the supervision process, it made the decision to apply additional Pillar 2 capital requirements of 0.5% for Banco de Chile within an implementation period of four years. This charge must be constituted in a ratio of 25% beginning on June 30, 2024. Likewise, this requirement must be recognized at least 56.3% with basic capital proportionally to the minimum legal requirements. On January 17, 2025 the CMF communicated that, as a result of the supervisory process, it decided to maintain the additional capital requirement for Pillar 2 effective on that date for the equivalent to 0.13% of the RWA, which was fully constituted in June 2025. On January 16, 2026, as a result of the supervisory process, the CMF resolved and communicated the removal of the additional Pillar 2 requirement for Banco de Chile.

On April 1, 2025, the CMF reported the result of the annual review of the systemic importance rating for local banks, maintaining an additional basic capital charge of 1.25% of the RWA for Banco de Chile.

As of December 1, 2025, the phased implementation of requirements for systemic banks and the gradual adjustments to regulatory capital have been fully completed. From this date onward, the only remaining transitional measure relates to the continued recognition of subordinated bonds issued by banking subsidiaries as effective equity. Furthermore, as of December 1, 2024, the adoption process for the capital conservation buffer was finalized, reaching 2.5% of risk-weighted assets, a requirement fully met by Banco de Chile.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

45.	Information on Regulatory Capital and Capital Adequacy Ratios, continued:

Information on regulatory capital and capital adequacy indicators is presented below:

			Local and Overall consolidated	Local and Overall consolidated
	Total assets, risk-weighted assets and effective equity components under Basel III		December 31, 2025	December 31, 2024
Item No.	Item description	Note	MCh$	MCh$

1	Total assets as per the statement of financial position		54,100,903	52,095,441
2	Non-consolidated investment in subsidiaries	a	—	—
3	Assets discounted from regulatory capital, other than item 2	b	2,069,627	2,544,175
4	Derivative credit equivalents	c	1,070,598	1,056,941
5	Contingent loans	d	3,110,749	3,104,187
6	Assets generated by the intermediation of financial instruments	e	—	—
7	= (1-2-3+4+5-6) Total assets for regulatory purposes		56,212,623	53,712,394
8.a	Credit risk weighted assets, estimated according to the standard methodology (CRWA)	f	33,093,851	32,704,910
8.b	Credit risk weighted assets, estimated according to internal methodologies (CRWA)	f	—	—
9	Market risk weighted assets (MRWA)	h	1,712,039	1,309,590
10	Operational risk weighted assets (ORWA)	g	4,112,856	4,339,979
11.a	= (8.a/8.b+9+10) Risk-weighted assets (RWA)		38,918,746	38,354,479
11.b	= (8.a/8.b+9+10) Risk-weighted assets, after application of the output floor (RWA)		38,918,746	38,354,479
12	Owner’s equity		5,799,534	5,622,999
13	Non-controlling interest	i	1	2
14	Goodwill	j	—	—
15	Excess minority investments	k	—	—
16	= (12+13-14-15) Core Tier 1 Capital (CET1)		5,799,535	5,623,001
17	Additional deductions to core tier 1 capital, other than item 2	l	155,410	111,087
18	= (16-17-2) Core Tier 1 Capital (CET1)		5,644,125	5,511,914
19	Voluntary (additional) provisions located as additional Tier 1 capital (AT1)	m	—	—
20	Subordinated bonds imputed as additional tier 1 capital (AT1)	m	—	—
21	Preferred shares allocated to additional tier 1 capital (AT1)		—	—
22	Bonds without a fixed term of maturity imputed to additional tier 1 capital (AT1)		—	—
23	Discounts on AT1	l	—	—
24	= (19+20+21+22-23) Additional Tier 1 Capital (AT1)		—	—
25	= (18+24) Tier 1 Capital		5,644,125	5,511,914
26	Voluntary provisions (additional) imputed as Tier 2 capital (T2)	n	413,673	408,811
27	Subordinated bonds imputed as Tier 2 capital (T2)	n	1,057,377	1,034,567
28	= (26+27) Equivalent tier 2 capital (T2)		1,471,050	1,443,378
29	Discounts applied to T2	l	—	—
30	= (28-29) Tier 2 capital (T2)		1,471,050	1,443,378
31	= (25+30) Effective equity		7,115,175	6,955,292
32	Additional basic capital required for the constitution of the conservation buffer	o	972,969	958,862
33	Additional basic capital required to set up the countercyclical buffer	p	194,594	191,772
34	Additional basic capital required for banks qualified as systemic	q	486,484	359,573
35	Additional capital required for the evaluation of the adequacy of effective equity (Pillar 2)	r	37,946	35,957

a)	Relates to the value of the investment in subsidiaries that are not consolidated. Applies only in the local consolidation when the bank has subsidiaries abroad, fully deducting its value in assets and CET1.
b)	Relates to the value of the asset items that are discounted from the regulatory capital, in accordance with the paragraph(a) of title N°3 of chapter 21-30 of the RAN.
c)	Relates to the credit equivalents of the derivative instruments, in accordance with the paragraph (b) of title N°3 of chapter 21-30 of the RAN.
d)	Relates to the contingent exposure according to the paragraph c) of the title N°3 of chapter 21-30 of the RAN.
e)	Relates to the intermediation of financial instrument assets in the name of the bank on behalf of third parties that are consolidated as established in the paragraph d) of the title N°3 of chapter 21-30 of the RAN.
f)	Relates to the estimated credit risk weighted assets according to the chapter 21-6 of RAN. If the bank does not have the authorization to apply internal methodologies, needs to inform the field 8.b as zero.
g)	Relates to market risk weighted assets according to the chapter 21-7 of the RAN.
h)	Relates to the estimated operational risk weighted assets according to the chapter 21-8 of the RAN.
i)	Corresponds to the non-controlling interest, depending on the level of consolidation, up to 20% of the owners’ assets.
j)	Assets that correspond to goodwill.
k)	Relates to the balances of investment assets in non-business support companies that do not participate in the consolidation, above 5% of the owners’ equity.
l)	For CET1 and T2, banks must estimate the equivalent value for each tier of capital, as well as that obtained by fully applying Chapter 21-1 of the RAN. Then, the difference between the equivalent value and the fully applied value must be weighted by the discount factor in force on the reporting date according to the transitional provisions of Chapter 21-1 of the RAN and reported in this row. For AT1, discounts are applied directly if any.
m)	Provisions and subordinated bonds allocated to additional tier 1 capital (AT1), as established in Chapter 21-2 of the RAN.
n)	Provisions and subordinated bonds allocated to the equivalent definition of tier 2 capital (T2), as established in Chapter 21-1 of the RAN.
o)	Relates to the additional basic capital (CET1) for the constitution of the conservation buffer, as established in Chapter 21-12 of the RAN.
p)	Relates to the additional basic capital (CET1) for the constitution of the countercyclical buffer, as established in Chapter 21-12 of the RAN.
q)	Relates to the additional basic capital (CET1) for banks qualified as systemic banks, as established in Chapter 21-11 of the RAN.
r)	Relates to the additional capital for the evaluation of the sufficiency of the effective equity (Pillar 2) of the bank, as established in Chapter 21-13 of the RAN.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

45.	Information on Regulatory Capital and Capital Adequacy Ratios, continued:

			Local and Overall consolidated	Local and Overall consolidated
	Capital Adequacy Ratios and Regulatory Compliance according to Basel III		December 31, 2025	December 31, 2024
No. Item	Item description (*)	Note	%	%
1	Leverage Ratio (T1 I18/T1 I7)		10.04%	10.26%
1.a	Leverage Ratio that the bank must meet, considering the minimum requirements	a	3%	3%
2	CET 1 Capital Ratio (T1 I18/T1 I11.b)		14.50%	14.37%
2.a	CET 1 Capital Ratio that the bank must meet, considering the minimum requirements	a	5.82%	5.51%
2.b	Capital buffer shortfall	b	—	—
3	Tier 1 Capital Ratio (T1 I25/T1 I11.b)		14.50%	14.37%
3.a	Tier 1 Capital Ratio that the bank must meet, considering the minimum requirements	a	7.35%	7.03%
4	Regulatory Capital Ratio (T1 I31/T1 I11.b)		18.28%	18.13%
4.a	Regulatory Capital Ratio that the bank must meet, considering the minimum requirements	a	9.38%	9.06%
4.b	Regulatory Capital Ratio that the bank must meet, considering the charge for article 35 bis	c	N/A	N/A
4.c	Regulatory Capital Ratio that the bank must meet, considering the minimum requirements, conservation buffer and countercyclical buffer	b	12.38%	12.06%
5	Credit rating	d	A	A
	Regulatory compliance for Capital Adequacy
6	Additional provisions computed in Tier 2 capital (T2) in relation to CRWA (T1 I26/T1 I8.a)	e	1.25%	1.25%
7	Subordinated bonds computed as Tier 2 capital (T2) in relation to CET 1 Capital	f	18.23%	18.40%
8	Additional Tier 1 Capital (AT1) in relation to CET 1 Capital (T1 I24/T1 I18)	g	—	—
9	Voluntary (additional) provisions and subordinated bonds computed as AT1 in relation to RWAs ((T1 I19+T1 I20)/T1 I11.b)	h	N/A	N/A

(*)	T1 Ix: corresponds to item x of the previous table.

a)	In the case of the leverage indicator, the requirement is 3% without prejudice to the additional requirements for systemic banks that could be set according to the provisions of Chapter 21-30 of the RAN.

In the case of core capital, the bank considers a charge of 4.5% of risk-weighted assets (RWA) plus the systemic charge and Pillar 2 requirements.

In Tier 1 capital, a value of 6% plus the systemic bank charge and Pillar 2 charge is considered the minimum requirement.

For effective equity, 8% of the RWA is considered, adding to this value the additional charges for systemic bank and Pillar 2.

The systemic bank and Pillar 2 requirements for Banco de Chile are equivalent to 1.25% and 0.13%, respectively. The transitional provisions require 100% of the capital charge per systemic bank (75% as of December 31, 2024) and 100% of the charge for Pillar 2 for Banco de Chile (25% as of December 31, 2024 equivalent to 0.125%) which is covered by 56.3% with basic capital).

b)	The capital buffer deficit must be estimated according to the provisions of Chapter 21-12 of the RAN. This value defines the restriction on the distribution of dividends, as provided in the Chapter mentioned above.

In the case of effective equity, the requirement of 100% of the conservation buffer of 2.5% and a counter-cyclical capital charge are added to the value reported in note 4.a). of 0.5.

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

The following is a summary of new standards, interpretations and improvements to the International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) that are not yet effective as of December 31, 2025:

IAS 28 Investments in Associates and Joint Venture and IFRS 10 Consolidated Financial Statements.

In September 2014, the IASB issued this amendment, which clarifies the scope of the gains and losses recognized in a transaction, that involves an associate or joint venture, and that this depends on whether the asset sold, or contribution constitutes a business. Accordingly, the IASB concluded that all gains or losses must be recognized against loss of control of a business.

Likewise, the gains or losses that result from the sale or contribution of a subsidiary that does not constitute a business (definition of IFRS 3) to an associate or joint venture must be recognized only to the extent of unrelated interests in the associate or joint venture.

During December 2015, the IASB agreed to set the effective date of this amendment in the future, allowing its immediate adoption.

Banco de Chile and its subsidiaries will have no impact on the Consolidated Financial Statements as a result of the application of this amendment.

IFRS 18 – Presentation and Disclosure in Financial Statements.

In April 2024, IASB issued a new accounting standard, IFRS 18 Presentation and Disclosure in Financial Statements, replacing the IAS 1 Presentation of Financial Statements.

This new standard aims to improve the usefulness of the information presented and disclosures so that the comparability of the financial information is enhanced, complying with the qualitative characteristics defined in the conceptual framework of the International Financial Reporting Standards (IFRS).

According to the information provided by IASB, the standard introduces three new requirements:

-	Improvement comparability of the statement of income.
-	Higher transparency in measuring performance defined by Management.
-	More useful grouping of the information in the financial statements.

The standard will be effective for annual accounting periods beginning on or after January 1, 2027.

The Bank is still evaluating the impact.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

46.	New Accounting Pronouncements, continued:

IFRS 9 and IFRS 7 Financial Instruments: Classification and Measurement

In May 2024, the IASB issued amendments to the classification and measurement requirements of IFRS 9, “Financial Instruments”, and to the disclosure requirements of IFRS 7, “Financial Instruments: Disclosures”, as follows:

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

The amendment also improves the description of the term “non-recourse”, meaning that a financial asset has “non-recourse” features if an entity’s ultimate right to receive cash flows is contractually limited to the cash flows generated by specific assets.

Disclosures

For investments in equity financial instruments designated at fair value through other comprehensive income, an entity is required to disclose the fair value gain or loss presented in other comprehensive income during the period, showing separately the fair value gain or loss that relates to investments derecognized in the period and the fair value gain or loss that relates to investments held at the end of the period.

Additional disclosures are required for financial assets and liabilities with contractual terms that reference a contingent event (including those that are linked to Environmental, Social and Governance factor (ESG)).

The amendments are effective for annual periods beginning on or after January 1, 2026. Early adoption is permitted.

The Bank is in the process of analyzing the impact of this new standard.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Subsequent Events:

a)	During 2026, Banco de Chile issued the following placements in the local market of senior, dematerialized and bearer bonds issued by Banco de Chile and registered with the Securities Registry of the Financial Market Commission:

Date	Registration number in the Securities Registry	Serie	Amount	Currency	Maturity date	Average rate
January 8, 2026 (*)	20240002	HW	750,000	UF	06/01/2044	2.93%
January 12, 2026 (*)	20240002	HW	100,000	UF	06/01/2044	2.92%
January 14, 2026	11/2022	FU	500,000	UF	11/01/2032	2.81%
January 14, 2026	11/2022	GG	350,000	UF	05/01/2035	2.89%
January 14, 2026 (*)	20240002	HW	300,000	UF	06/01/2044	2.91%
January 15, 2026	11/2022	FU	500,000	UF	11/01/2032	2.78%
January 15, 2026 (*)	20240002	HH	400,000	UF	12/01/2036	2.87%
January 15, 2026 (*)	20240002	HW	50,000	UF	06/01/2044	2.89%
February 10, 2026	11/2022	FG	860,000	UF	11/01/2030	2.59%
March 5, 2026	11/2022	FG	1,000,000	UF	11/01/2030	2.51%

(*)	The bonds have been registered under the Automatic Registration modality, with the registration number dated April 5, 2024.

b)	On January 21, 2026, Banco de Chile reported that Mr. Francisco Pérez Mackenna submitted his resignation from the positions of Regular Director and Vice Chairman of Banco de Chile, effective January 31, 2026, which was accepted by the Board of Directors. Likewise, the Board agreed to appoint Mr. Óscar Hasbún Martínez as Regular Director, replacing Mr. Francisco Pérez Mackenna, effective February 1, 2026 and until the next Annual General Shareholders’ Meeting. Finally, the Board agreed to appoint Regular Director Mr. Jean-Paul Luksic Fontbona as Vice Chairman of the Board, effective February 1, 2026.

c)	On January 29, 2026, the Board of Directors of Banco de Chile agreed to convene an Ordinary Shareholders’ Meeting for March 26, 2026 in order to propose, among other matters, the following distribution of profits for the year ended on December 31, 2025:

a)	Deduct and withhold from the net income of the year, an amount equivalent to the effect of inflation of the paid capital and reserves according to the variation of the Consumer Price Index that occurred between November 2024 and November 2025, amounting to Ch$182,336,381,737 which will be added to retained earnings from previous periods.

b)	Distribute in the form of dividend the remaining profit, corresponding to a dividend of Ch$9.99757030464 to each of the 101,017,081,114 shares of the Bank.

Consequently, it will be proposed a distribution as dividend of 84.7% of the profits for the year ended December 31, 2025.

Additionally, in accordance with the Bank’s Bylaws, and considering the amendment to Article Eight approved at the Extraordinary Shareholders’ Meeting held on November 10, 2025, the election of the Board of Directors to take place at the upcoming Ordinary Shareholders’ Meeting on March 26, 2026 will require the appointment of nine Principal Directors, as well as two Alternate Directors.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

47.	Subsequent Events, continued:

d)	On March 6, 2026, the subsidiary Banchile Administradora de Fondos S.A. reported that Mr. José Luis Vizcarra Villalobos submitted his resignation from his position as Director of Banchile Administradora General de Fondos S.A.

e)	On March 12, 2026, the subsidiary Banchile Administradora de Fondos S.A. reported that Mr. Andrés Ergas Heymann submitted his resignation from his position as Director of Banchile Administradora General de Fondos S.A.

f)	On March 12, 2026, Banco de Chile reported that Mr. Andrés Ergas Heymann submitted his resignation from his position as Regular Director of Banco de Chile. At the Ordinary Meeting of the Board of Directors held on the same date, the Board of Directors of Banco de Chile acknowledged and accepted said resignation.

Likewise, and in accordance with the provisions of Article Eight of the Bank’s Bylaws, the First Alternate Independent Director, Mr. Paul Furst Gwinner, assumed the position of Regular Independent Director.

g)	On March 26, 2026, Banco de Chile reported that, at the Ordinary Shareholders’ Meeting, the Board of Directors was fully renewed, as the legal and bylaw-mandated three-year term of office of the outgoing Board of Directors had expired.

Following the corresponding vote held at said meeting, the following individuals were elected as Directors of the Bank for a new three-year term:

Regular Directors:	Hernán Büchi Buc
Vivianne Caumont
Julio Santiago Figueroa
Paul Furst Gwinner (Independent)
Pablo Granifo Lavín
Oscar Hasbún Martínez
Ana Holuigue Barros (Independent)
Patricio Jottar Nasrallah
Jean-Paul Luksic Fontbona

First Alternate Director:	Nicolás Lewin Muñoz (Independent)
Second Alternate Director:	Sandra Marta Guazzotti

Furthermore, at an Ordinary Meeting of the Board of Directors held on the same date, the following appointments and designations were agreed upon:

Chairman:	Pablo Granifo Lavín
Vice Chairman:	Jean-Paul Luksic Fontbona
Vice Chairman:	Julio Santiago Figueroa

h)	On March 26, 2026 the Bank informed the CMF and local stock exchanges that at the Ordinary Shareholders’ Meeting held on the same day, it was resolved to approve the payment of a dividend in the amount of CLP $9.99757030464 per share, to be paid out of the net income for the financial year 2025.

i)	On April 27, 2026, the subsidiary Operadora de Tarjetas Banchile Pagos S.A. reported that, at an extraordinary meeting of its Board of Directors, the resignation submitted by its General Manager, Mr. Rodrigo Devía González, was acknowledged, which will become effective on April 30, 2026.

At the same meeting of the Board of Directors, it was resolved to appoint Mr. Felipe Pérez González as General Manager of the Company, effective as of May 1, 2026. Mr. Pérez González currently serves as the Company’s Commercial Manager.

These Consolidated Financial Statements of Banco de Chile for the year ended December 31, 2025 were approved by the Directors on April 29, 2026.

In Management’s opinion, there are no other significant subsequent events that affect or could affect the Consolidated Financial Statements of Banco de Chile and its subsidiaries between December 31, 2025 and the date of issuance of these Consolidated Financial Statements.